Form 20-F
period 2002-12-31
UNITED BREWERIES CO INC
filed 2003-06-27
CIK 888746

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from _____________ to _____________

      Commission file number 0-20486

                        COMPANIA CERVECERIAS UNIDAS S.A.
             (Exact name of Registrant as specified in its charter)

                         UNITED BREWERIES COMPANY, INC.
                 (Translation of Registrant's name into English)

                                Republic of Chile
                 (Jurisdiction of incorporation or organization)

                    Bandera 84, Sixth Floor, Santiago, Chile
                    (Address of principal executive offices)

                                   ----------

Securities registered or to be registered pursuant to section 12(b) of the Act.

                                                   Name of each exchange
            Title of each class                     on which registered
            -------------------                    ---------------------
            American Depositary Shares            New York Stock Exchange
            Representing Common Stock
            Common Stock, without par value       New York Stock Exchange*

----------
* Not for trading, but only in connection with the registration of American Depositary Shares which are evidenced by American Depositary Receipts

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                 Not applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                 Not applicable

      Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                  Common stock, with no par value: 318,502,872

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 YES |X| NO |_|

      Indicate by check mark which financial statement item the registrant has elected to follow.

                             ITEM 17 |_| ITEM 18 |X|

                                Table of Contents

                                                                                             Page
                                                                                             ----
Introduction ............................................................................       i

Forward Looking Statements ..............................................................      ii

PART I ..................................................................................       1

ITEM 1: Identity of Directors, Senior Management and Advisers ...........................       1

ITEM 2: Offer Statistics and Expected Timetable .........................................       1

ITEM 3: Key Information .................................................................       1
     Selected Financial Data ............................................................       1
     Capitalization and Indebtedness ....................................................       4
     Reasons for the Offer and Use of Proceeds ..........................................       4
     Risk Factors .......................................................................       4

ITEM 4: Information on the Company ......................................................       9
     History and Development of the Company .............................................       9
     Business Overview ..................................................................      14
         Summary ........................................................................      14
         The Company's Beer Business ....................................................      16
         The Company's Soft Drinks and Mineral Water Business ...........................      32
         The Company's Wine Business ....................................................      42
         The Company's Other Businesses .................................................      49
     Government Regulation ..............................................................      50
     Organizational Structure ...........................................................      51
     Property, Plant and Equipment ......................................................      53
     Environmental Matters ..............................................................      54

ITEM 5: Operating and Financial Review and Prospects ....................................      56
     Operating Results ..................................................................      56
     Liquidity and Capital Resources ....................................................      64
     Research and Development ...........................................................      67
     Critical Accounting Policies and Practices .........................................      68
     Trend Information ..................................................................      70

ITEM 6: Directors, Senior Management and Employees ......................................      72
     Directors and Senior Management ....................................................      72
     Compensation .......................................................................      74
     Board Practices ....................................................................      75
     Employees ..........................................................................      78
     Share Ownership ....................................................................      79

ITEM 7: Major Shareholders and Related Party Transactions ...............................      80
     Major Shareholders .................................................................      80
     Related Party Transactions .........................................................      80

ITEM 8: Financial Information ...........................................................      83
     Consolidated Statements and Other Financial Information ............................      83
     Wine Exports .......................................................................      83
     Legal Proceedings ..................................................................      83

     Dividend Policy and Dividends ......................................................      84
     Significant Changes ................................................................      85

ITEM 9: The Offer and Listing ...........................................................      87
     Offer and Listing Details ..........................................................      87
     Markets ............................................................................      88

ITEM 10: Additional Information .........................................................      88
     Memorandum and Articles of Association .............................................      89
     Exchange Controls ..................................................................      94
     Taxation ...........................................................................      98
         Chilean Tax Considerations .....................................................      98
         United States Tax Considerations ...............................................     102
     Documents on Display ...............................................................     105

ITEM 11: Quantitative and Qualitative Disclosures About Market Risk .....................     106
     Quantitative Information About Market Risk .........................................     106
     Qualitative Information About Market Risk ..........................................     108

ITEM 12: Description of Securities Other than Equity Securities .........................     110

PART II .................................................................................     110

ITEM 13: Defaults, Dividend Arrearages and Delinquencies ................................     110

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds ...     110

ITEM 15: Controls and Procedures ........................................................     110

ITEM 16 .................................................................................     110

PART III ................................................................................     111

ITEM 17: Financial Statements ...........................................................     111

ITEM 18: Financial Statements ...........................................................     111

ITEM 19: Exhibits .......................................................................     111
     Index to Financial Statements and Schedules ........................................     111
     Index to Exhibits ..................................................................     111

                                  Introduction

      In this Annual Report on Form 20-F, all references to the "Company" or "CCU" are to Compania Cervecerias Unidas S.A., an open stock corporation (sociedad anonima) organized under the laws of the Republic of Chile, and its consolidated subsidiaries. Chile is divided into regions, each of which is known by its roman number (e.g. "Region XI"). The fiscal year for the Company ends on December 31st. Unless otherwise specified, all references to "U.S. dollars", "dollars", or "US$" are to United States dollars, and references to "Chilean pesos", "pesos" or "Ch$" are to Chilean pesos. The Company publishes its financial statements in Chilean pesos, which are adjusted to reflect changes in purchasing power due to inflation and/or changes in exchange rates. Unless otherwise specified, financial data regarding the Company is presented herein in constant Chilean pesos of December 31, 2002 purchasing power. See the notes to the consolidated financial statements of the Company (the "Consolidated Financial Statements") included in pages F-7 through F-67 of this Annual Report. The Company uses the metric system of weights and measures in calculating its operating and other data. The United States equivalent units of the most common metric units used by the Company are as shown on the following table:

----------------------------------------------------------------------------------------------------------------
1 liter = 0.2642 gallons ............................... .............................. 1 gallon = 3.7854 liters
1 liter = 0.008522 US beer barrels ..................... ...................... 1 US beer barrel = 117.34 liters
1 liter = 0.1761 soft drinks unit cases (8 oz cans) .... ... 1 soft drinks unit case (8 oz cans) = 5.6775 liters
1 liter = 0.1174 beer unit cases (12 oz cans) .......... ......... 1 beer unit case (12 oz cans) = 8.5163 liters
1 hectoliter = 100 liters .............................. ............................ 1 liter = 0.01 hectoliters
1 US beer barrel = 31 gallons .......................... ..................... 1 gallon = 0.0323 US beer barrels
1 hectare = 2.4710 acres ............................... .............................. 1 acre = 0.4047 hectares
1 mile = 1.6093 kilometers ............................. ............................ 1 kilometer = 0.6214 miles
----------------------------------------------------------------------------------------------------------------

      This Annual Report contains various estimates made by the Company of market share data and related sales volume information. These estimates are based on statistics published or made available by the single market research company that conducts store audits in Chile, A.C. Nielsen Chile S.A. ("Nielsen"), in the case of beer, soft drinks, mineral water and wine sales in Chile; the Camara de la Industria Cervecera Argentina (Argentine Beer Industry Chamber, or "CICA") in the case of beer sales in Argentina; the Croatian Beer Industry Association in the case of beer sales in Croatia; the Asociacion Nacional de Bebidas Refrescantes (National Association of Soft Drinks, or "ANBER") in the case of soft drinks and mineral water; the Servicio Agricola Ganadero (Agricultural and Livestock Service, or "SAG") in the case of wine sales in Chile; and the Asociacion de Vinas de Chile, A.G. (the "Wineries of Chile Association") in the case of Chilean wine exports. The Company believes that, due to the methodologies used, the statistics provided by these sources in some cases do not accurately reflect the Company's market share or industry sales volumes. For example, the Nielsen sampling base includes only the metropolitan areas of Chile and not the rural areas of the country, where the Company believes its beer market share is higher than in the metropolitan areas, due to its distribution system. Likewise, the sales of two of the Company's Argentine competitors are not reflected in CICA's statistics because these two companies are not members of CICA. Similarly, data regarding the size of the Chilean soft drink and mineral water markets and market shares do not coincide with publicly available information of sales volume of the Company and its competitors. As a consequence, the Company has revised the share estimates from the sources identified below for Chilean and Argentine beer sales and soft drink and mineral water sales to reflect what it believes is a more accurate measure of market shares, taking into account (i) reports published by the Instituto Nacional de Estadisticas (the Chilean National Institute of Statistics, or the "INE"), (ii) the Company's internal sales data,
(iii) sales information filed publicly by the Company's competitors, (iv) equity research analyst reports and (v) import and export reports made available by Chilean and Argentine customs authorities. However, the Company's revised estimates have not been confirmed by independent sources. Certain amounts (including percentage amounts) which appear herein have been rounded and may not sum exactly to the totals shown.

                           Forward Looking Statements

      This Annual Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities and Exchange Act of 1934 (the "Exchange Act"). These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. They also relate to the Company's future prospects, development and business strategies.

      These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believes", "could", "expects", "intends", "may", "plans", "predicts", "projects", "will" and similar terms and phrases. The Company cautions the reader that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation (i) the Company's success in implementing its investment and capital-expenditure program; (ii) the nature and extent of future competition in the Company's principal marketing areas; (iii) political and economic developments in Chile, Argentina and other countries where the Company currently conducts business or may conduct business in the future, including other Latin American countries; and (iv) other factors discussed under "Item 4:
Information on the Company" and "Item 5: Operating and Financial Review and Prospects". Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company's business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                     PART I

          ITEM 1: Identity of Directors, Senior Management and Advisers

                                 Not applicable

                 ITEM 2: Offer Statistics and Expected Timetable

                                 Not applicable

                             ITEM 3: Key Information

Selected Financial Data

      The following table presents selected consolidated financial data as of December 31, 2001 and 2002, and for each of the years ended December 31, 2000, 2001 and 2002, which has been derived from the Consolidated Financial Statements of the Company, audited by PricewaterhouseCoopers, independent auditors, included elsewhere herein. Selected consolidated financial data as of December 31, 1998, 1999 and 2000, and for the two ended December 31, 1998 and 1999 been derived from the Company's Consolidated Financial Statements audited by PricewaterhouseCoopers, not included herein. The financial data set forth below should be read in conjunction with the Consolidated Financial Statements and related notes, and "Item 5: Operating and Financial Review and Prospects" included elsewhere in this Annual Report.

      The financial information as of and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 shown below is presented in constant Chilean pesos of December 31, 2002:

                                                                               Year ended December 31,
                                                                               -----------------------
                                                          1998             1999             2000             2001             2002
                                                          ----             ----             ----             ----             ----
                                                                           (millions of constant Ch$) (1)
Income Statement Data:
Chilean GAAP:
  Total revenues                                    Ch$331,780       Ch$334,475       Ch$352,062       Ch$370,384       Ch$345,891
  Operating income                                      51,023           44,545           41,926           44,962           37,594
  Interest expense                                     (8,474)          (6,723)          (7,409)          (6,393)          (3,833)
  Other income                                          23,185           20,986           12,769           23,984            6,457
  Income tax                                           (5,297)          (7,997)          (5,330)          (7,360)          (7,436)
  Net income                                            44,848           45,788           27,321           39,529           22,065
  Net earnings per share                                143.36           144.40            85.78           124.10            69.28
  Diluted net earnings per share                        143.36           144.40            85.78           124.10            69.28
  Net earnings per ADS                                  716.79           721.98           428.89           620.53           346.39
  Diluted net earnings per ADS                          716.79           721.98           428.89           620.53           346.39
  Dividends per share (2)                                69.36            69.79           136.09            66.00           241.60
  Dividends per ADS in US$                                0.66             0.63             1.11             0.49             1.68
  Weighted average shares
    Outstanding (000s)                                 312,842          317,099          318,503          318,503          318,503
U.S. GAAP:
  Total revenues                                    Ch$224,809       Ch$264,237       Ch$352,062       Ch$370,384       Ch$345,891
  Net income                                            45,728           48,955           28,612           35,545           26,076
  Net earnings per share                                146.18           154.39            89.84           111.60            60.72
  Net earnings per ADS                                  730.88           771.93           449.18           558.00           303.60
Balance Sheet Data:
Chilean GAAP:
  Total assets                                       Ch$647,242       Ch$660,643       Ch$663,045       Ch$648,285       Ch$652,959
  Long-term liabilities                                 116,678          100,516           86,773           74,678           55,720
  Total debt (3)                                        108,589          101,590           98,822           74,280           72,156
  Total stockholders' equity (net assets)               380,558          421,599          426,848          423,922          433,485
  Capital stock                                         158,258          168,293          168,293          168,293          168,293
U.S. GAAP:
  Total assets                                       Ch$584,388       Ch$668,660       Ch$679,862       Ch$652,705      Ch$655,941
  Long-term liabilities                                  98,015           98,037           86,917           76,946          57,917
  Total debt (3)                                        108,481          101,590           98,822           74,279          72,156
  Total stockholders' equity (net assets)               380,128          427,565          443,520          425,041         434,271
  Capital stock                                         158,258          168,293          168,293          168,293         168,293
Other Data:
Sales volume (in millions of liters):
  Beer (Chile)                                            363.0            344.5            352.2            348.3            350.2
  Beer (Argentina)                                        145.5            157.9            155.2            151.2            160.4
  Soft drinks, nectars and mineral water (4)              386.8            376.1            405.1            414.1            413.6
  Wine (5)                                                 52.4             56.7             66.2             84.6             96.6
Change in consumer price index applicable
for the restatement of financial statements (6)             4.3%             2.6%             4.7%             3.1%             3.0%

----------
(1) Except shares outstanding, net earnings per share and per ADS, sales volume and inflation data.

(2) Expressed in pesos of December 31, 2002, except 2002 dividends, which were paid in January, March and May 2003, and are expressed in pesos corresponding to those payment dates.

(3)   Includes short-term and long-term financial debt.

(4) Includes sales of soft drinks, nectars and mineral water in Argentina. During 2002, there were no sale of these products in Argentina.

(5)   Includes sales of wine in Argentina.

(6) Based on the consumer price index of the INE for the twelve-month period ended November 30 of each indicated year. Accordingly, figures presented here may vary from other published inflation figures for given periods, which are generally calculated for the actual calendar period indicated.

      Exchange Rates. Prior to 1989, Chilean law permitted the purchase and sale of foreign exchange only in those cases explicitly authorized by the Central Bank of Chile. The Central Bank Act, which was enacted in 1989, liberalized the rules that govern the ability to buy and sell foreign exchange. The Central Bank Act now empowers the Central Bank of Chile to determine that certain purchases and sales of foreign exchange specified by law must be carried out in the Formal Exchange Market. The Formal Exchange Market is formed by banks and other entities so authorized by the Central Bank. All payments and distributions with respect to the Company's ADSs referred to in this Annual Report must be transacted in the Formal Exchange Market.

      For purposes of the operation of the Formal Exchange Market, the Central Bank of Chile sets a reference exchange rate (dolar acuerdo) (the "Reference Exchange Rate"). The Reference Exchange Rate is reset monthly by the Central Bank of Chile, taking internal and external inflation into account, and is adjusted daily to reflect variations in parities between the Chilean peso and each of the U.S. dollar, the Japanese yen and the euro. Authorized transactions by banks were generally conducted within a certain band above or below the Reference Exchange Rate. In January 1992, the Central Bank of Chile reduced the Reference Exchange Rate by 5% and widened the band for transactions in the Formal Exchange Market from 5% to 10%. In November 1994, the Central Bank of Chile reduced the Reference Exchange Rate by approximately 10%. In November 1995, the Central Bank of Chile reduced the Reference Exchange Rate by approximately 2%. In January 1997, the Central Bank widened the band for transactions in the Formal Exchange Market to 12.5%. On June 25, 1998, the Central Bank of Chile reduced the band for transactions in the Formal Exchange Market to 2% above and 3.5% below the Reference Exchange Rate. At that time, the Central Bank also announced the elimination of a fixed 2% (peso re-valuing) factor which had hitherto been taken into account in the annual resetting of the Reference Exchange Rate. In September 1998, the Central Bank began a gradual widening of the exchange rate band from 3.5% to 5% above and below the Reference Exchange Rate. In December 1998, the Central Bank set the exchange band at 8% above and below the Reference Exchange Rate and provided from the gradual widening of the limits of the band at a daily rate of 0.01375%. In order to keep fluctuations in the average exchange rate within certain limits, the Central Bank of Chile intervened by buying or selling foreign exchange on the Formal Exchange Market. In September 1999, the Central Bank of Chile decided to suspend its formal commitment to intervene in the exchange market to maintain the limits of the band, and decided to intervene in the market only under extraordinary circumstances which will be informed in advance. The Central Bank of Chile also committed itself to provide periodic information about the levels of its international reserves. The Reference Exchange Rate was maintained as a medium-term reference for the market and to be used in contracts entered into using such rate. The Observed Exchange Rate is the average exchange rate at which commercial banks conduct authorized transactions on a given date in Chile, as determined by the Central Bank of Chile. The Central Bank of Chile generally carries out its transactions at the spot market rate. Before the suspension of the band, however, when commercial banks requested to buy U.S. dollars from the Central Bank of Chile, or requested to sell U.S. dollars to the Central Bank of Chile, the Central Bank of Chile made such sales up to 2% over the Reference Exchange Rate and carried out such purchases at 3.5% under the Reference Exchange Rate. Authorized transactions by banks are generally conducted at the spot market rate. Historically, such rate fluctuated within the band set by the Central Bank with respect to the Reference Exchange Rate. No assurances can be given that the Central Bank of Chile will not establish the band limits again.

      Purchases and sales of foreign exchange effected outside the Formal Exchange Market are carried out in the Mercado Cambiario Informal (the "Informal Exchange Market"). The Informal Exchange Market reflects the supply and demand for foreign currency. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. On June 20,2003, the average exchange rate in the Informal Exchange Market was Ch$705.30 per U.S. dollar and the U.S. dollar Observed Exchange Rate was Ch$705.75 per U.S. dollar.

      The following table sets forth the low, high, average and period-end Observed Exchange Rates for U.S. dollars for each of the indicated periods starting in 1998 as reported by the Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

                                                    Daily Observed Exchange Rate (1)
                                                              (Ch$ per US$)
                                                              -------------
                    Period                    Low(2)       High(2)    Average(3)   Period-end
                                              ------       -------    ----------   ----------
      1998 ............................       439.58       475.41       460.42       472.41
      1999 ............................       468.69       550.93       550.93       530.07
      2000 ............................       501.04       580.37       539.67       573.65
      2001 ............................       557.13       716.62       635.28       654.79
      2002 ............................       641.75       756.56       689.21       718.61
      November 2002 ...................       697.22       721.29       708.22       703.25
      December 2002 ...................       692.94       718.61       702.72       718.61
      January 2003 ....................       709.22       738.87       723.28       736.15
      February 2003 ...................       733.10       755.26       745.92       750.28
      March 2003 ......................       725.79       758.21       742.39       731.56
      April 2003 ......................       704.42       729.78       716.96       704.42
      May 2003 ........................       694.22       714.10       704.06       714.10
      (June 2003, through June 20) ....       705.24       717.40       711.21       705.75

Source: Central Bank of Chile

(1)   Historical pesos.

(2) Rates shown are the actual low and high, on a day-by-day basis for each period.

(3)   The average of monthly average rates during the period reported.

Capitalization and Indebtedness

      Not applicable

Reasons for the Offer and Use of Proceeds

      Not applicable

Risk Factors

      Certain Considerations Relating to Chile and Other Countries in Latin America. The Company is predominantly engaged in business in Chile. Consequently, its results of operations and financial condition are to a large extent dependent on the overall level of economic activity in Chile. Although the Chilean economy experienced an average yearly growth of 7.7% between 1990 and 1997, it experienced growth rates of 3.2%, -0.8%, 4.2%, 3.1% and 2.1% for the years 1998, 1999, 2000, 2001 and 2002, respectively. There can be no assurance that economic growth will return to its prior levels. Factors that would be likely to have an adverse effect on the Company's business and results of operations include current or future downturns in the Chilean economy and further devaluation of the Chilean peso relative to the dollar and the euro.

      In addition to its operations in Chile, the Company maintains substantial assets and derives significant revenue from its operations in Argentina. In recent years, Argentina has suffered a prolonged recession which culminated in an economic crisis, with negative growth rates of -3.4%, -0.8%, -4.4% and -10.9% for the years 1999, 2000, 2001 and 2002, respectively. Although the economic situation in Argentina has improved in recent months, it could continue to materially adversely affect the Company's Argentine subsidiaries. See "Item 5:
Operating and Financial Review and Prospects--Operating Results and Trend Information".

      For the Company, the Argentine peso devaluation throughout 2002 resulted in a loss of Ch$2,953 million for the year 2002, and its subsidiary Finca La Celia reported a loss due to the devaluation of Ch$987 million which was recorded directly to equity because it was in its "development stage" (According to Chilean GAAP, new companies in their "development stage" can record their results directly to equity, until they reach a 50% production capacity). In spite of the recent appreciation of the Argentine peso against the U.S. dollar, there can be no assurance when the Argentine economy will recover or if the crisis will continue, and if this would materially adversely affect the Company's operations in Argentina.

      Additionally, the Company's business, earnings and asset values may be materially affected by developments with respect to inflation, interest rates, currency fluctuations, government policies, price and wage controls, exchange control regulations, taxation, intervention, social instability and other political, economic or diplomatic developments in or affecting the specific countries in which the Company operates, which include Chile and Argentina.

      The Price of CCU's ADSs and the U.S. Dollar Value of Any Dividends Will be Affected by Fluctuations in Exchange Conditions. The Company's ADSs trade in U.S. dollars. Fluctuations in the exchange rate between Chilean and Argentine currencies, and the U.S. dollar are likely to affect the market price of the ADSs. For example, since CCU's financial statements are reported in Chilean pesos, a decline in the value of the Chilean peso against the dollar would reduce the Company's earnings as reported in U.S. dollars. Any dividend the Company may pay in the future would be denominated in Chilean pesos. A decline in the value of the Chilean peso against the U.S. dollar would reduce the U.S. dollar equivalent of any such dividend.

A devaluation of the Argentine currency would also reduce the Company's earnings in Chilean pesos and therefore the earnings reported in U.S. dollars. Given the relative importance of the Argentine operations to the Company's consolidated results, a devaluation in the Argentine currency could particularly have a negative impact on the Company's earnings. It should be considered in this analysis that 16.3% of the Company consolidated assets and 7.2% of sales came from the Argentine beer operations in 2002. Additionally, according to TB 64, which regulates Argentine financial statements conversion to Chilean GAAP, fixed assets and their depreciation are considered in historical dollars, affecting the operating result since revenues are diminished by devaluation.

      Holders of ADSs May be Subject to Certain Risks. Due to the fact that holders of ADSs do not hold their shares directly, they are subject to the following additional risks:

      In the event of a dividend or other distribution, if exchange rates fluctuate during any period of time when the ADS depositary cannot convert a foreign currency into dollars, the ADS holders may lose some of the value of the distribution. Additionally, dividends are subject to withholding taxes, which the Company retains until the following year when the exact amount to be paid is determined. If as a result of the above, part of the retained amount should be refunded to the shareholders, such amount would be subject to exchange rate fluctuations between the two dates.

      In order to vote at shareholders' meetings, ADS holders not registered on the books of the ADS depositary are required to transfer their ADSs for a certain number of days before a shareholders' meeting into a blocked account established for that purpose by the ADS depositary. Any ADS transferred to this blocked account will not be available for transfer during that time. ADS holders who are registered on the books of the ADS depositary must give instructions to the ADS depositary not to transfer their ADSs during this period before the shareholders' meeting. ADS holders must therefore receive voting materials from the ADS depositary sufficiently in advance in order to make these transfers or give these instructions. There can be no guarantee that ADS holders will receive voting materials in time to instruct the ADS depositary how to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote at all. Additionally, ADS holders may not receive copies of all reports from CCU or the ADS depositary. Holders may have to go to the ADS depositary's offices to inspect any reports issued.

      Different Corporate Disclosure and Accounting Standards. Although the securities law of Chile which govern open stock corporations or publicly listed companies such as CCU have as a principal objective promoting disclosure of all material corporate information to the public, Chilean disclosure requirements differ from those in the United States in certain important respects. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, the Chilean securities market are not as highly regulated and supervised as the U.S. securities market. CCU has been subject to the periodic and certain other informational reporting requirements of the Exchange Act since its initial public offering of ADSs in September 1992.

      There are important differences between Chilean accounting and reporting standards and U.S. standards. As a result, Chilean financial statements and reported earnings generally differ from those reported based on U.S. accounting and reporting standards. See Note 24 to the Consolidated Financial Statements for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of the net income and total shareholders' equity for the periods therein indicated.

      Fluctuations in the Cost of Commodities. The Company purchases a number of commodities for the production of its products, principally barley, malt, rice and hops for beer and sugar for soft drinks, from local produces or through purchases in the international market. The prices of such commodities have experienced significant fluctuations over time and are determined by global supply and demand and other factors over which the Company has no control. Although the Company historically has been able to increase its selling princes in response to increases in raw material cost and thus has not sought to hedge its exposure to increases in raw material prices, there can be no assurance that the Company's ability to recover increases in cost of raw material will continue in the future.

      The Company is Controlled by One Majority Shareholder, Whose Interests May Differ from Minority Shareholders. As of May 31, 2003, Inversiones y Rentas S.A. ("IRSA") owned 61.58% of the Company's shares. Accordingly, IRSA has the power to control the election of most members of the Company's Board of Directors and its interests may differ from the interests of other holders of the Company's shares. IRSA has a significant influence in determining the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of CCU's assets and going-private transactions. Nevertheless, the Company has an Audit Committee composed of three members, the majority of whom are independent. One of the duties of this Committee is to examine that all the transactions with related parties are on a market or "arm's lenght" basis.

      Additionally, IRSA has the power to prevent or cause a change in control. Although amendments to Chilean securities and corporate laws enacted in 2000 require that any change of control occur through a public tender offer, CCU's majority shareholder is entitled under these laws to dispose of its shares in a private transaction only until December 2003 pursuant to a one-time exemption from these tender offer requirements. Such a private disposition could deprive minority shareholders of the benefits of a change of control and a related tender offer, including the possibility of selling their shares at a premium over their market value.

      Competition in the Beer Market. The Company's largest competitor in the Chilean beer market is Cerveceria Chile S.A. ("Cerveceria Chile"), a subsidiary of Quilmes Industrial S.A. ("Quilmes"), the largest Argentine brewer. Quilmes entered the Chilean market in October 1991 by establishing a new Chilean brewer, Cerveceria Chile. The Company estimates that Cerveceria Chile had a market share in Chile of approximately 10% in 2000 and 11% in 2001 and 2002.

      Competition in the Chilean beer market has been strong in recent years, especially in light of the aggressive price discounting by Cerveceria Chile, which began during the first quarter of 1994. Price discounting by Cerveceria Chile diminished somewhat in the second quarter of 1995, and its beer prices continued to rise through 1995 and 1996. During 1997 and the first half of 1998, prices remained relatively stable; however, during the second half of 1998 Cerveceria Chile resumed aggressive price discounting, continuing with this strategy during 1999, 2000, 2001 and 2002. At the end of 1999, Cerveceria Chile introduced Heineken beer, produced locally, at very competitive prices. There can be no assurance, given the current environment, that any such discounting or other competitive activities will not have a material adverse impact on the Company's results.

      In June 2003, CCU began producing and selling Heineken beer in accordance to the license and technical agreements executed on April 28, 2003, between its subsidiary Cervecera CCU Chile Ltda. and Heineken Brouwerijen B.V. Therefore, it is likely that Cerveceria Chile will launch a new product to replace Heineken.

      If long-term economic conditions continue relatively favorable in Chile, other enterprises may be expected to attempt to enter the country's beer market either by producing beer locally or through imports. In addition, the Company's beer brands in Chile may face increased competition from other alcoholic beverages such as wine and spirits, as well as from non-alcoholic beverages such as soft drinks. Beer consumption in Chile historically has been influenced by changes in domestic wine prices. Increases in domestic wine prices have tended to lead to increases in beer consumption, while reductions in wine prices have tended to reduce or slow the growth of beer consumption. In the last four years, wine prices have decreased and the Company expects they will remain at a low level, becoming a threat for beer consumption. Similarly, over the past few years, the price of soft drinks has decreased relative to the price of beer due to lower packaging costs and the introduction of larger packaging formats, affecting growth in beer consumption.

      The Company was the third largest brewer in Argentina before the deal between Companhia de Bebidas das Americas ("AmBev") and Quilmes, as explained below, with an estimated year-end market share of 12% in 1998 and 1999, 13% in 2000, 12% in 2001 and 13% in 2002. In Argentina, the Company faces competition from Quilmes, AmBev, Warsteiner Brauerei Hans Cramer GmbH & Co. ("Warsteiner") and Cerveceria Estrella de Galicia S.A. ("Galicia"), which in 2002 had estimated market shares of approximately 62%, 16%, 8% and less than 1%, respectively. Over the past six years, three important acquisitions took place in the Argentine beer industry. In February 1997, Quilmes acquired Cerveceria Bieckert S.A. ("Bieckert"), in April 1998 the Company acquired the brands and assets of Cerveceria Cordoba S.A. ("Cerveceria Cordoba"), adding approximately 4% and less than 1% to each respective company's market share, and the recent deal between AmBev and Quilmes referred to below. Even though the Company's increased level of advertising and other competitive efforts to increase its overall market volumes may continue, the Argentine beer market may be affected due to increased competition and the current economic situation. In December 1999, the Argentine government passed a law that increased excise tax from 4% to 8%. This measure resulted in a decrease in the profit margin for the Company during the first half of 2000 because demand conditions did not allow CCU Argentina to immediately pass on the tax increase to the consumer. During the second half of 2000, the Company began to pass on this additional cost to its customers. By the end of 2001, the prolonged recession that Argentina had been experiencing in recent years culminated into an economic crises, driven by economic and political instability. Argentina's economic activity has continued to contract during 2002 as its government imposed restrictions on bank deposits and withdrawals, exchange controls, suspension of payment of external debt and the abrogation of Argentine peso convertibility. Specifically, consumption was directly affected by restrictions on cash withdrawals from banks, and the devaluation of the Argentine peso, Argentina's local currency, affected both production costs of beer and financial results in Chilean GAAP as a result of Technical Bulletin 64. Technical Bulletin 64, issued by the Chilean Institute of Accountants, requires CCU Argentina's depreciation to be recorded in U.S. dollars, even though all the other financial statement line items are in Argentine pesos. See "Item 5:Operating and Financial Review and Prospects--Operating Results".

      On May 2, 2002, AmBev and Quilmes announced that pursuant to an agreement between both parties, AmBev would transfer all of its beer assets in Argentina, Bolivia, Paraguay and Uruguay to Quilmes in exchange for 26.4 million new B shares of Quilmes. Additionally, according to the announcement AmBev would purchase from the controlling shareholders of Quilmes 230.92 million class A shares for US$346.4 million. Also the agreement stipulates that AmBev can purchase at the end of a seven-year period the remaining Quilmes shares owned by the current controlling group, the Bemberg family, with AmBev shares. The Bemberg family has the option to sell to AmBev their remaining class A shares during a period beginning with the end of the first year and ending with the seventh year after the agreement was announced. This transaction was approved by the Argentine antitrust authorities on January 13, 2003, subject to the condition that AmBev and Quilmes divest themselves of certain brands and the AmBev plant in Lujan, near Buenos Aires, to a company currently not present in the Argentine beer market. On February 14, 2003, CCU, through its subsidiary Compania Industrial Cervecera S.A. ("CICSA"), filed a complaint before the Argentine federal courts in order to be eligible to participate in the acquisition of these assets. Ruling is still pending. Consolidation in the beer industry has resulted in larger and more competitive participants, which could change the current market conditions under which CCU operates.

      There can be no assurance that the Company's results will not be materially adversely affected from time to time by changes in competition, the economic and political climates, significant increases in advertising and promotion costs, loss of sales volume, price discounting, changes in taxation or a combination of these and other factors related to the competitive beer markets in Chile and Argentina.

      Proposal to Increase Taxes on Alcoholic Beverages. On May 21, 2002, the President of Chile announced a possible increase in excise taxes, including taxes on alcoholic beverages, tobacco and diesel fuel, to finance a new health program. As beer and wine taxes have not gone up since 1971, this initiative caused distress in the political and business sectors in Chile. On June 26, 2002 several related excise tax proposals were sent to the Congress including additional hikes in gambling and value added taxes. Further, on June 11, 2003, the President of Chile sent a new proposal to Congress in order to increase tobacco, diesel fuel, alcoholic beverages and value added taxes. On June 18, 2003, the Chamber of Deputies approved an increase of the above taxes except for alcoholic beverages. The proposal must now be discussed in the Senate, presumably during July. The government announced its intention to insist in the increase of the alcoholic beverage excise taxes. A raise in beer and wine taxes could have a material adverse effect on future sales of these products and on the profitability of these business segments.

                       ITEM 4: Information on the Company

History and Development of the Company

      The Company's current legal and commercial name is Compania Cervecerias Unidas S.A. The Company was incorporated in the Republic of Chile in 1902 as an open stock corporation, following the merger of two existing breweries, one of which had its origins back in 1850, when Mr. Joaquin Plagemann founded one of the first breweries in Chile in the port of Valparaiso. By 1916, the Company owned and operated the largest brewing facilities in Chile. The Company's operations have included the production and marketing of soft drinks since 1902 and the bottling and selling of mineral water products since 1960.

      The Company's principal executive offices are located at Bandera 84, Sixth Floor, Santiago, Chile. The Company's telephone number in Santiago is (56-2) 427-3000 and the fax number is (56-2) 427-3215. The Authorized Representative in the United States for CCU is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19715, USA, telephone number (302) 738-6680 and fax number (302) 738-7210.

      In 1986, IRSA, the Company's current main shareholder, acquired its controlling interest through purchases of common stock, without nominal (par) value (the "Common Stock"), at an auction conducted by a receiver who had assumed control of the Company following the economic crisis in Chile in the early 80's, which resulted in the Company's inability to meet its creditor obligations. All of CCU's Common Stock is currently owned by private parties. The Common Stock is listed and traded on the principal Chilean stock exchanges. See "Item 7: Major Shareholders and Related Party Transactions".

      In September 1992, the Company issued 4,520,582 ADSs, each representing five shares of the Company's Common Stock, in an international American Depositary Receipt ("ADR") offering. The ADSs were listed and traded on the National Association of Securities Dealers Automated Quotation National Market System ("NASDAQ") until March 25,1999. After that date, the ADSs have been listed and traded on the New York Stock Exchange ("NYSE").

      In 1994, the Company diversified its operations both in the domestic and international markets. In that year, the Company purchased a 48.4% interest in the Chilean wine producer Vina San Pedro S.A. ("VSP"). As of December 31, 2002, that interest amounted to 60.3%. In November 1994, the Company and Buenos Aires Embotelladora S.A. ("BAESA") (the PepsiCo bottler in Chile at that time) merged their respective businesses to create Embotelladoras Chilenas Unidas S.A. ("ECUSA") for the production, bottling, distribution and marketing of soft drinks and mineral water products in Chile. In November 1999, the Company bought BAESA's interest in ECUSA and thereafter has controlled 100% of that company. In addition, in 1994 through Southern Breweries Establishments ("SBE"), a 50%-owned subsidiary, the Company acquired a 26.9% indirect equity interest in Karlovacka Pivovara d.d. ("Karlovacka"), a Croatian brewery. Between 1994 and 1998, the Company increased its indirect equity stake in Karlovacka to 34.4%. On March 31, 2003, SBE sold its interest in Karlovacka to a subsidiary of Heineken International B.V. ("Heineken International"), and on April 10, 2003, the Company bought the remaining 50% interest of SBE, becoming therefore, a wholly-owned subsidiary.

      Through CCU Argentina, the Company began its expansion into Argentina by acquiring an interest in two Argentine breweries, 62.7% of the outstanding shares of CICSA were acquired during January and February 1995 and 98.8% of the outstanding shares of Cerveceria Santa Fe S.A. ("CSF") were acquired in September 1995. In 1997, CCU Argentina increased its interest in CICSA to 97.2% and in CSF to 99.9% through the purchase of minority interests. In January 1998, the Company decided to merge these two breweries into one company operating under the name of CICSA. Following the merger, CCU Argentina's interest in CICSA was 99.2%. In April 1998, CCU Argentina completed the purchase of the brands and assets of Cerveceria Cordoba for US$8 million. After subsequent capital expansions, the Company's interest in Compania Cervecerias Unidas Argentina S.A. ("CCU Argentina") reached 89.2%, with Anheuser-Busch Incorporated's ("Anheuser-Busch") interest at 10.8%.

      In addition to its acquisitions in Argentina, the Company signed a license agreement with Anheuser-Busch in 1995 granting it the exclusive right to produce, market, sell and distribute the Budweiser beer brand in Argentina.

      After a capital increase approved by CCU's shareholders in October 1996, the Company raised approximately US$196 million between December 1996 and April 1999. Part of this capital expansion was accomplished between December 1996 and January 1997 through the Company's second ADR offering in the international markets.

      During 2000, VSP acquired the winery Finca La Celia S.A. ("FLC") in Mendoza, Argentina, initiating its international expansion, allowing VSP to include fine quality Argentine wines into its export product portfolio.

      To increase its presence in the premium beer segment, the Company acquired in November 2000, a 50% stake in Cerveceria Austral S.A., located in the city of Punta Arenas, with an annual production capacity of 44,000 hectoliters. Further, in May 2002, CCU acquired a 50% stake in Compania Cervecera Kunstmann S.A., located in the city of Valdivia, with an annual production capacity of 30,000 hectoliters.

      In October 2001, VSP signed a joint venture agreement with the French winery Chateau Dassault for the production of super premium wines, mainly for the export market. As a result of this agreement the Company will combine Chateau Dassault's vast experience in first-quality wine production with VSP's knowledge of both the Chilean and Argentine markets, along with its extensive international distribution network.

      Capital Expenditures. The capital expenditures figures shown below reflect amounts on the date they are set down in the accounting of the Company and therefore may not match cash flow figures since these reflect payments when made. The Company's capital expenditures for 2000, 2001 and 2002 were Ch$48,994 million, Ch$31,296 million and Ch$18,908 million, respectively, totaling Ch$99,198 million, of which Ch$31,769 million were invested in the Company's beer operations in Chile, Ch$18,354 million in the Company's Argentine beer operations, Ch$25,704 million in soft drink and mineral water operations and Ch$15,809 million in wine operations during the years mentioned above.

      In recent years, capital expenditures have been made primarily for the expansion of the Company's production capacity. In Chile, these expenditures included the completion of a new brewery in Temuco. In Argentina, capital expenditures have been made for the expansion and improvement of the beer production and bottling capacity of the facility in Santa Fe, including the construction of its new canning line. Capital expenditures have been made in the Company's soft drinks division in order to adjust soft drink bottling lines to meet changes in consumer demand for new packaging formats. With regard to the Company's wine operations, capital expenditures have been made primarily to increase wine bottling and storage capacities.

      During 2000, the Company constructed and completed a canning line for the Santa Fe plant in Argentina, which has a capacity of 60,000 cans per hour. This investment was principally financed by Anheuser-Busch through a capital increase in CCU Argentina. This packaging line helped to reinforce CCU Argentina's position in this segment. This canning line was constructed to provide CCU Argentina with enough capacity to meet the export market's demand for Budweiser beer.

      During 2000, the Company purchased 50% of the shares of Cerveceria Austral S.A., located in Punta Arenas, Chile's southernmost city, for Ch$4,700 million. The purpose of this acquisition was the development of the Austral brand and to increase its volume and presence, not only in Chile but also in the southern regions of Argentina. Austral beer has potential to be sold abroad.

      During 2001, the Company's main capital expenditures included the acquisition of bottles, crates and marketing assets for all of its business segments as well as improvements in quality and productivity.

      During 2002, the Company's main capital expenditures included also the acquisition of bottles and crates as well as the upgrades and improvements of packaging lines for all of its business segments.

      The Company's principal capital expenditures for the period 2000-2002 are displayed in the following table. The information is presented in constant million Chilean pesos of December 31, 2002.

                                                                                                                      2000
                                                                                                                      ----
                                                                                                             (Million Ch$)
Beer Chile
                            Packaging                                                                                3,555
                            Line upgrade                                                                               704
                            Temuco Plant items                                                                       2,618
                            Others                                                                                   7,232
                                                                                       Total                        14,109

Beer Argentina
                            Marketing articles                                                                       1,598
                            Brewhouse capacity increase                                                              1,379
                            Others                                                                                  10,495
                                                                                       Total                        13,473

Soft Drinks & Mineral Water
                            Returnable bottles                                                                       3,866
                            New PET bottling line                                                                    2,722
                            Others                                                                                   4,152
                                                                                       Total                        10,740

Wine
                            Bottling line in Molina                                                                    856
                            New wine cellar (stage I)                                                                  537
                            Others                                                                                   5,010
                                                                                       Total                         6,403

Others
                            Injection mould machine                                                                  2,305
                            Sales and distribution system                                                              840
                            Construction and refurbishments                                                            809
                            Others                                                                                     315
                                                                                       Total                         4,269

                                                                                       -----------------------------------
                                                                                       TOTAL 2000                   48,994

                                                                                                                      2001
                                                                                                                      ----
                                                                                                             (Million Ch$)
Beer Chile
                            Bottling line improvements                                                               3,514
                            Bottles and crates                                                                       3,420
                            Coolers                                                                                  1,457
                            Others                                                                                   2,411
                                                                                       Total                        10,802

Beer Argentina
                            Marketing articles                                                                       1,740
                            Santa Fe Plant capacity improvement                                                        376
                            Salta Plant capacity improvement                                                            29
                            Others                                                                                   1,964
                                                                                       Total                         4,109

Soft Drinks & Mineral Water
                            Bottles and crates                                                                       4,073
                            Coolers                                                                                  2,259
                            Others                                                                                   3,180
                                                                                       Total                         9,512

                                                                                                                      2002
                                                                                                                      ----
                                                                                                             (Million Ch$)
Wine
                            Barrels                                                                                    667
                            New wine cellar (stage II)                                                                 330
                            Thanks capacity increase                                                                   238
                            Bins and racks                                                                             197
                            Others                                                                                   3,595
                                                                                       Total                         5,028

Others
                            Injection mould machinery and moulds                                                     1,210
                            Trailers                                                                                    42
                            Pallets acquisition                                                                         32
                            Others                                                                                     561
                                                                                       Total                         1,846

                                                                                       -----------------------------------
                                                                                       TOTAL 2001                   31,296

Beer Chile
                            Bottles                                                                                  2,727
                            Coolers                                                                                  1,093
                            Packaging lines improvements                                                             1,012
                            Others                                                                                   2,026
                                                                                       Total                         6,858

Beer Argentina
                            Marketing assets                                                                           305
                            Bottles and pallets                                                                        287
                            Others                                                                                     181
                                                                                       Total                           773

Soft Drinks & Mineral Water
                            Bottles, crates and pallets                                                              2,808
                            Coolers                                                                                  1,766
                            Packaging line improvements                                                                619
                            Others                                                                                     259
                                                                                       Total                         5,453

Wine
                            New bottling line                                                                          441
                            Storage tanks                                                                              182
                            Plant improvements                                                                         410
                            Barrels                                                                                    931
                            Others                                                                                   2,413
                                                                                       Total                         4,378

Others
                            Software and hardware                                                                      898
                            Injection molds                                                                            393
                            Others                                                                                     155
                                                                                       Total                         1,446

                                                                                       -----------------------------------
                                                                                       TOTAL 2002                   18,908

Business Overview

Summary

      The Company is a diversified beverage company operating principally in Chile and Argentina. The Company is the largest Chilean brewery, the second largest brewery in Argentina after the transfer of AmBev's beer assets to Quilmes in January 2003, is the third largest Chilean soft drinks producer, the largest Chilean mineral water and bottled nectar producer and the second largest wine producer in Chile. The Company's products in its beer and soft drink businesses include a range of proprietary, licensed and imported brands.

      In 2002, the Company had consolidated net sales of Ch$345,891 million, of which 38.9% was accounted for by beer sales in Chile, 7.2% by beer sales in Argentina, 32.0% by soft drink, nectar and mineral water sales, 21.7% by wine sales and the remainder by sales of other products.

      Beer. The Company estimates that its share of the Chilean beer market by volume was approximately 89% for 2000, 88% for 2001 and 88% for 2002. The Company's line of beers in Chile includes a full range of super-premium, premium, medium-priced and popular-priced brands, which are primarily marketed under six different proprietary brands and four brand extensions. The Company's flagship brand, Cristal, is Chile's best selling beer, accounting for an estimated 60% of all 2002 beer sales by volume in the country. The Company is the only brewery in Chile with a nationwide production and distribution network, consisting of two production (brewing and bottling) facilities and one bottling-only facility. In July 2000, the Osorno plant was closed, being replaced with the Company's new Temuco plant, which began its start-up period by year-end 1999. In addition, the Company is the exclusive distributor in Chile of imported Budweiser and Guinness brand beers and the exclusive local producer and importer of Paulaner brand beers. The Company also produces under license Austral beer, and distribute Kunstmann beer brands.

      The Company entered the Argentine beer market in 1995 by acquiring two breweries (and their respective brands), CICSA, with production facilities in the city of Salta, and CSF, with production facilities in the city of Santa Fe. Additionally, in 1998, the Company bought the brands and assets of Cerveceria Cordoba. The Company's Argentine operations also included a small mineral water production plant in the city of Rosario de la Frontera in Salta province, that was sold in November 2001.

      Under a joint venture agreement entered into with Anheuser-Busch in December 1995, the Company began importing, selling and distributing Budweiser beer in Argentina in March 1996. Since October 1996 the Company has also been selling and distributing Budweiser beer in Chile. The Company began production and distribution of locally produced Budweiser beer in Argentina in December 1996 as part of its strategy to develop Budweiser as the flagship brand of its Argentine operations. Currently, as a result of this joint venture agreement and subsequent capital increases, the Company and Anheuser-Busch have 89.2% and 10.8% respective interests in CCU Argentina. The Company estimates that its market share of the Argentine beer market was approximately 13% in 2000,12% in 2001 and 13% in 2002.

      As of December 31, 2002, the Company also owned indirectly a 34.4% equity interest in Karlovacka, which owns and operates one of the largest breweries in Croatia. The Company's total investment in Karlovacka at December 31, 2002 was Ch$16,457 million. Karlovacka, which was not a consolidated subsidiary of the Company, contributed Ch$1,268 million, Ch$988 million and Ch$1,133 million to the Company's non-operating income in 2000, 2001 and 2002, respectively. On March 31, 2003, the Company sold its interest in Karlovacka to Heineken International. See "Item 4: Information on the Company--Business Overview--The Company's Beer Business--The Company's Beer Business in Croatia".

      Soft Drinks and Mineral Water. The Company produces and sells soft drink and mineral water products in Chile through ECUSA. Until November 29, 1999, ECUSA was owned 55.0% by the Company and 45.0% by BAESA. From that date on, ECUSA has been wholly-owned by the Company. ECUSA was formed in November 1994 for the production, bottling and marketing of soft drink, mineral water and nectar products previously sold by the Company's and BAESA's separate and competing entities. As a result, ECUSA is now the exclusive producer, bottler and distributor in Chile of the Company's proprietary brands and brands produced under license from PepsiCo, Schweppes Holdings Ltd. and Watt's Alimentos S.A. ("Watt's"). The Company is also the largest bottler and distributor of mineral water in Chile. ECUSA's soft drink and nectar products are produced in three facilities located throughout Chile, and its mineral water is produced in two bottling plants located at the natural sources in the central region of Chile. ECUSA operates its own sales force in the central regions and the major cities of Chile, delivering its products through Transportes CCU Ltda., the Company's distribution system that delivers soft drinks, nectars and mineral water in conjunction with beer and wine. In smaller cities and in the rural areas of Chile, soft drinks and mineral water are sold together with beer and wine. The Company estimates that its Chilean soft drink market share by volume (not including nectars) has been 22%, 21% and 20% and that its Chilean mineral water market share by volume has been 59%, 57% and 57% in 2000, 2001 and 2002, respectively.

      Wine. The Company entered the Chilean wine industry in October 1994 with the acquisition of a 48.4% interest in VSP, Chile's third largest winery in the domestic market and second largest wine exporter. After subsequent investments, the Company has a 60.3% interest in VSP as of December 31, 2002. VSP produces and markets a full range of wine products for both the domestic and export markets. The Company believes that in 2002, VSP's sales by volume amounted to approximately 19% of total measured domestic industry sales and 13% of Chile's total wine export sales. VSP's main vineyard is located in Molina, 200 kilometers south of Santiago. VSP's domestic wine products are distributed through the Company's nationwide distribution system with dedicated sales force in the major cities and its export products are sold in 66 different countries through distribution agents.

      Pisco. In September 2002, Pisconor S.A., a subsidiary of the Company, began the production of a new product for CCU's beverage portfolio, pisco, a grape spirit very popular in Chile that is produced in the northern part of the country and the southern part of Peru. In February 2003, the Company began selling pisco under the brand "Ruta Norte". The pisco is produced in the "Elqui Valley" in the IV Region of Chile and it is sold thoughtout the country by the beer division sales force.

      Distribution Network. In Chile, the Company has an extensive and integrated distribution network for the sale and distribution of beer, soft drinks, mineral water, nectars, wine and pisco including a total of 16 owned or leased warehouses, a network of independent transportation companies and a direct sales force of approximately 813 people who sell the Company's products to approximately 93,000 customers throughout the country. Specifically, the Company maintains one sales force dedicated to the sale of beer; one dedicated to the sale of soft drinks, mineral water and nectars; one dedicated to the sale of wine; one dedicated to the sale of beer and wine; one dedicated to the sale of all products and another dedicated to "off-the-truck" sales of the Company's full range of products. Since October 2001, all the Company's warehouses, transportation operations and money collection, are managed by Transportes CCU Ltda.

      In Argentina, the Company's sales and distribution network for its beer products consists of five owned or leased warehouses, a direct sales force reaching approximately 17,100 customers plus 15 supermarket chains, and 462 distributors.

The Company's Beer Business

      The Company's historical core business, its Chilean beer operation, was first established in 1823. Since 1850, the Company's management believes the Company has played a leadership role in the industry, with a business that in 1902, after the merger of different breweries, gave rise to the formation of CCU. In 1994, the Company entered the Croatian beer market through the acquisition of a minority interest in a Croatian brewery, the results of which were not consolidated in the Company's Consolidated Financial Statements. See Notes 1(o) and 9 to the Consolidated Financial Statements. On March 31, 2003, the Company sold its interest in Karlovacka, the Croatian brewery. In 1995, the Company began building its presence in Argentina through the acquisition of a majority interest in two Argentine brewing companies, CICSA and CSF.

The Company's Beer Business in Chile

      The Chilean Beer Market. The Company estimates that annual beer consumption in Chile was 398 million liters in 2002, or approximately 26 liters per capita.

      The following chart shows the Company's estimates for total and per capita consumption levels for beer in Chile for the years 1998 - 2002:

        Year               Total Sales Volume (1)        Per Capita (2)
        ----               ----------------------        --------------
                            (millions of liters)            (liters)

        1998                        399                        28
        1999                        384                        26
        2000                        397                        27
        2001                        397                        27
        2002                        398                        26

----------
(1) Based on Company's sales data, competitors' publicly available information, equity research analyst reports, imports and export data from customs authorities.

(2)   Population estimated in accordance with the national census of April 2002.

      The Company estimates that the total beer market increased approximately 0.3% in terms of volume sold during 2002 as compared to 2001. The effect of the slowdown in Latin American economies began in the second half of 1998 and worsened during 1999 with an increase in the unemployment level and a reduction in consumer spending. Although some recovery signs were observed in the second half of 2000, in 2001 and 2002, the beer market was almost flat due to the depressed consumption spending in Chile and the reduction of the price of wine in the domestic market.

      Virtually all of the beer consumed in Chile is produced by four Chilean manufacturers: the Company, Cerveceria Chile, Cerveceria Austral S.A. ("Austral") and Compania Cervecera Kunstmann S.A. ("Kunstmann"), whose principal brands of beer in Chile are Cristal, Becker, Austral and Kunstmann, respectively. According to the Company's estimates, during 2002, the Company and Cerveceria Chile accounted for 88% and 11% of total beer sales in Chile, respectively. In November 2000, the Company acquired a 50% stake in Cerveceria Austral S.A., located in the city of Punta Arenas. This brewery has an annual production capacity of 44,000 hectoliters and had less than 1% market share during 2002. In May 2002, the Company acquired a 50% stake in Compania Cervecera Kunstmann S.A., located in the city of Valdivia. This brewery has an annual production capacity of 30,000 hectoliters and had less than 1% market share during 2002. Due to the high costs of shipping beer to Chile and Chile's returnable glass bottle system, sales of imported beer are not significant, representing an estimated 1% of total beer industry volume in 2002.

      Wholesale and retail beer prices are not regulated in Chile. Wholesale prices are subject to negotiation between the producer and the purchaser. Retailers determine retail prices to the final consumer. The Company believes that the key factors determining retailers' prices include: national and/or local price promotions offered by the manufacturer, the nature of product consumption (on-premise or take-out), the type of packaging (returnable or non-returnable), the applicable tax structure, the desired profit margins and the geographical location of the retailer.

      Beer Production and Marketing in Chile. The production of beer in Chile is the Company's principal activity, generating net sales of Ch$133,327 million, Ch$133,895 million and Ch$134,474 million or 37.9%, 36.2% and 38.9% of the
Company's total net sales in 2000, 2001 and 2002, respectively. The Company's sales of beer by volume in Chile increased 0.6% in 2002. As a percentage of the Company's total net sales, net sales of beer in Chile have declined in recent years principally as a result of the Company's expansion and diversification into the Argentine beer and Chilean wine businesses. In 2002, this percentage increased mainly due to the devaluation of the Argentine peso.

      The following table shows the Company's proprietary brands, brands produced under license and brands imported under license for the Chilean market:

      Super-Premium       Premium         Medium-Priced                Popular-Priced
      beer brands         beer brands     beer brands                  beer brands
      -----------         -----------     -----------                  -----------
      Royal Guard         Cristal         Escudo                       Dorada
      Royal Light         Lemon Stones    Morenita                     Dorada 6.0
      Budweiser (1)       Orange Stones   Morenita Especial del Sur    Aysen
      Paulaner (1) (2)
      Guinness (1)
      Austral (2)
      Kunstmann (3)

----------
(1)   Imported

(2)   Produced under license

(3)   Distributed under license

      Cristal is the Company's principal and best selling beer brand in Chile. Escudo, Chile's second most popular beer, has a higher alcohol content than most of the Company's other beers. Royal Guard is the Company's single, proprietary, super-premium brand. Royal Light is a light beer extension of the Royal Guard line and contains a lower alcohol content. Morenita is a dark beer and Morenita Especial del Sur, with a lower bitterness, is its brand extension sold in the southern part of the country. Dorada is a discount brand which has an extension, Dorada 6.0, with the highest alcohol content. Lemon Stones and Orange Stones are lemon and orange flavored sweetened beers, with a 2.5(0) alcohol content. Aysen is a discount brand to compete with cans of low-priced imported beers in the northern part of the country.

      In 2002, the Company exported a limited amount of beer. Export sales of beer accounted for less than 1% of the Company's net sales in 2002. Although the Company continually explores export opportunities, it does not expect beer exports to be a significant source of sales in the future since the Company's primary focus is on the domestic market.

      The Company also produces, imports and markets Paulaner beer in Chile under an exclusive license agreement with Paulaner Brauerei AG ("Paulaner"), a German company. This license, granted in 1990, also permits the Company to sell Paulaner beer produced by the Company in other Latin American countries subject to the licensor's previous consent. Under the terms of the license, the Company cannot produce or distribute under license, import or promote any beer other than beer of its own proprietary brands without the prior consent of Paulaner, subject to certain exceptions. The license agreement, with an initial term of ten years beginning in May 1990, was amended in 1995 to provide for the Company's exclusive production in Chile of an additional super-premium beer under the Paulaner label and the Company's exclusive distribution in Chile of a variety of additional imported Paulaner products. The amended contract was signed in May 1995 and is renewable for successive five-year periods beginning in the year 2000 when it was automatically renewed. Paulaner is a subsidiary of the Schorghuber Group, until April 2003 one of the two beneficial shareholders of IRSA, CCU's major shareholder. See "Item 7: Major Shareholders and Related Party Transactions." The Company's total net sales of Paulaner beer accounted for Ch$586 million, or approximately 0.4% of its total net sales for beer in Chile in 2002.

      In March 1995, a distribution agreement was signed between the Company and Guinness Brewing Worldwide Limited, represented by Guinness Brewing Worldwide Americas and Caribbean ("Guinness"), pursuant to which Guinness appointed the Company as the exclusive distributor in Chile of canned Draught Guinness beer and other products upon mutual agreement. Under the license, prior authorization from Guinness is required if the Company wishes to produce any kind of dark beer similar to the licensor's product, with the exception of Morenita proprietary beer brands. In April 1997, the Company signed a contract to produce Guinness locally. In October 2000, the Company and Guinness signed an agreement to import Guinness beer instead of producing it locally. An amended contract is effective through March 2007 and is automatically renewable by mutual consent for an additional ten-year period. The Company's local production and distribution of Guinness is permitted under the Company's licensing agreement with Paulaner. The Company's total net sales of Guinness accounted for Ch$9 million in 2002, representing less than 0.1% of the Company's total net sales for beer in Chile.

      In October 1996, the Company and Anheuser-Busch entered into an agreement granting the Company the exclusive right to distribute Budweiser beer in Chile. Since then, distribution has proceeded under the original terms and conditions of the agreement. As of May 2003, both companies are adjusting the terms and conditions under which distribution of Budweiser beer is currently carried out in order to execute a new agreement in place of the former. During 2002, the Company's total net sales of Budweiser in Chile accounted for Ch$1,899 million, or approximately 1.4% of the Company's total net sales for beer in Chile.

      In October 2001, a license agreement was signed between the Company and Cerveceria Austral S.A. for the production of the Austral brand by the Company's beer division. This agreement has a fourteen-year term, automatically renewable for a seven-year term if certain conditions are fulfilled. This agreement can be extended for an additional seven-year period if both parties express this intention. The Company's total net sales of Austral accounted for Ch$1,728 million in 2002, representing 1.3% of the Company's total net sales for beer in Chile.

      In May 2002, the Company acquired a 50% ownership interest in Compania Cervecera Kunstmann S.A., a microbrewery located in the southern city of Valdivia, with an annual production capacity of 3 million liters. In July 2002, VSP began selling Kunstmann beer brands in the city of Vina del Mar, and since then has expanded into the cities of Santiago, Concepcion, Chillan and Los Angeles. The Company's total net sales of Kunstmann accounted for Ch$198 million in 2002, representing less than 0.2% of the Company's total net sales for beer in Chile.

      The Company's investment in Cerveceria Austral S.A., the production of Austral brand by the Company's beer division, plus the recent investment in Compania Cervecera Kunstmann S.A. are part of the Company's strategy to increase its presence in the premium segment of the Chilean beer market.

      The Company's beer products sold in Chile are bottled or packaged in returnable and non-returnable bottles, aluminum cans or stainless steel kegs at the Company's production facilities in the Chilean cities of Santiago, Temuco and Antofagasta. During 2000, 2001 and 2002, the Company sold its beer products in Chile in the following packaging formats:

                            Percentage of Total Beer
                                  Products Sold

      Container                              2000        2001        2002
      ---------                              ----        ----        ----

      Returnable (1)                           80%         77%         75%
      Non-Returnable (2)                       15%         17%         19%
      Returnable Kegs (3)                       6%          6%          6%
                                              ---         ---         ---
                 Total                        100%        100%        100%
                                              ===         ===         ===

----------
(1)   Returnable beer containers include glass bottles of various sizes.

(2) Non-Returnable beer containers include bottles and aluminum cans, both of assorted sizes.

(3) Returnable kegs are stainless steel containers which have a capacity of 30 and 50 liters.

      The Company obtains all of its glass bottles and cans from third party suppliers. See "--Raw Materials" and "--The Company's Other Businesses".

      The Company directly distributes its beer products throughout Chile to (i) small and medium sized retail outlets, which in turn sell beer to consumers for take-out consumption ("Retailers"), (ii) retail establishments such as restaurants, hotels and bars for on-premise consumption ("Bars and Restaurants"), (iii) wholesalers and (iv) supermarket chains. In 2000, 2001 and 2002, the percentage mix of the above distribution channels for the Company's beer products in Chile was as follows:

                     Percentage of Total Beer Products Sold

         Distribution Channels               2000       2001       2002
         ---------------------               ----       ----       ----

         Retailers                            41%        41%        40%
         Bars and Restaurants                 19%        19%        18%
         Wholesalers                          24%        22%        22%
         Supermarkets                         17%        18%        20%
                                             ---        ---        ---
                   Total                     100%       100%       100%
                                             ===        ===        ===

      As of December 31, 2002, the Company had more than 36,500 customers in Chile for its beer products, none of which accounted for more than 2% of its total beer sales by volume, with the exception of one large supermarket chain that represented 5% of them. The Company does not maintain any long-term contractual arrangement for the sale of beer with any of its customers in Chile.

      The following table sets forth the Company's beer sales volume in Chile, by category, during each of the last five years:

         Category            1998       1999       2000       2001       2002
         --------           ------     ------     ------     ------     ------
                                          (in millions of liters)
         Super-Premium        13.2       12.8       11.9       12.0       14.2
         Premium             272.7      246.5      244.7      241.9      246.6
         Medium-Priced        41.9       50.5       52.9       44.2       50.8
         Popular-Priced       34.3       33.9       41.7       47.2       35.5
         Other Brands          0.1        0.3        0.5        2.1        2.9
                            ------     ------     ------     ------     ------
                 Total       362.3      344.0      351.6      347.5      350.0
                            ======     ======     ======     ======     ======

      The above figures do not include (i) export sales to third parties, which amounted to 0.7, 0.5, 0.6, 0.8 and 0.2 million liters in 1998, 1999, 2000, 2001 and 2002, respectively, or (ii) export sales to affiliates, which amounted to 4.8, 0.2 and 0.3 million liters in 1998, 1999 and 2000. During 2001 and 2002, the Company did not export to affiliates.

      The real price per liter to the Company's customers for beer products in Chile increased from an average of Ch$364 in 1997 to Ch$377 in 2002. The five-year CAGR was 0.7%.

      Beer production in 2002 was centralized in the Santiago and Temuco plants in addition to the bottling facility in Antofagasta. The start-up period of the Temuco plant commenced in November 1999, replacing the closed plants of Concepcion and Osorno. For a more detailed discussion of the Company's capital expenditure program, see "--History and Development of the Company --Capital Expenditures".

      Raw Materials. The principal raw materials used in the Company's production of beer are barley (used to make malt), rice, water and hops. The Company obtains its supply of barley from local growers and in the international market. During 2002, the Company renewed and signed long-term contracts with local malting producers for 50% of its requirements. The balance for 2003 is expected to continue to be imported, mainly from France, Argentina and Uruguay. Additionally, during 2002, the Company received 15,000 tons of malt from Canada, representing 100% of its imports. In April 1998, the Company sold its malting facilities to a third party. Rice is obtained from local and international suppliers in spot transactions and/or annual contract agreements. The

Company pre-treats rice in order to ensure that it meets its standards of quality. The Company imports hops mainly pursuant to contracts with international suppliers, primarily in the United States and Europe, which permit the Company to secure supplies for periods of up to four years.

      Although water does not represent a major raw material cost, it is nonetheless essential in the production of beer. The Company obtains all of its water from wells located at its plants and/or from public utilities. The water is treated at facilities located at the Company's plants to remove impurities and to adjust the characteristics of the water before it is used in the production process.

      The Company maintains testing facilities at each of its plants and factories where raw materials are tested. Additionally, samples of beer are analyzed at various stages of production to ensure product quality.

      The Company generally purchases all of the glass bottles used in packaging its beer from the major national glass supplier in Chile, Cristalerias Chile S.A. ("Cristalerias Chile"), under one-year agreements. In addition, other sources, principally in Argentina, can be used when price and delivery terms are favorable. During 2002, all of the Company's requirements for aluminum cans were purchased from a local supplier, Latasa Chile S.A. ("Latasa"), former Reynolds Chile S.A., but if price and delivery conditions are favorable, cans can be imported. The Company's larger aluminum cans, as well as the larger kegs used for draft beer, are purchased from various suppliers outside Chile. The Company obtains the labels for its beer products principally from local suppliers. Crowns and screw caps are principally purchased from a single supplier in Chile.

      Prices of principal raw materials used in beer production in Chile are tied to the U.S. dollar and have not been volatile. However, from time to time, prices of agricultural products vary depending on demand and supply factors.

      The Company believes that all of the contracts or other agreements between the Company and third party suppliers, with respect to the supply of raw materials for beer products, contain standard and customary commercial terms and conditions. The Company does not believe it is dependent on any one supplier for a significant portion of its important raw materials. During the past ten years, the Company has not experienced any material difficulties in obtaining adequate supplies of necessary raw materials at satisfactory prices, nor does it expect to in the future.

      Sales, Transportation and Distribution. The Company distributes all of its beer products in Chile directly to retail, supermarket and wholesale customers. This system enables the Company to maintain a high frequency of contact with its customers, obtain more timely and accurate marketing-related information, and maintain good working relationships with its retail customers.

      During 2002, after production, bottling and packaging, the Company's beer was either stored at one of the three production facilities or transported to a network of 16 warehouses which are located throughout Chile and are either owned or leased by the Company. Beer products are generally shipped from the region of production to the closest warehouse, allowing the Company to minimize its transportation and delivery costs.

      During 2002, the Company had 275 salesmen, responsible for its sales of beer and other products in Chile. This sales force is divided into three categories: one exclusively responsible for sales of beer, another for sales of beer and wine, both through a pre-sell system, and the other responsible for sales of beer, wine and soft drink products through both pre-sell and direct-sell systems.

      In 2002, beer represented 82% of the volume sold by the beer division system in Chile. The remaining 18% of sales volume was accounted for by soft drinks, mineral water and wine sales. The Company's customers make payment for the Company's products either in cash at the time of delivery or in accordance with one of various credit arrangements. Payment on credit sales for beer is generally due 30 days from the date of delivery. Credit sales accounted for 24.6%, 24.1% and 25.4% of the Company's beer sales in Chile in 2000, 2001 and 2002, respectively. Losses on credit sales of beer in Chile have not been material.

      During the last seven years, with the goal of improving customer service and optimizing distribution efficiency, the Company implemented, in the larger cities, a distribution software package that enables delivery personnel to automatically generate client dispatch routes. During 2000, the Company implemented software to optimize truck loading. To decrease distribution costs, the Company continued the process of consolidating its distribution centers, resulting in fewer and larger warehouses strategically located throughout the country for a more efficient distribution. Moreover, since October 2001, all of the warehouses, transportation companies and money collection process are managed on a consolidated basis for all the Company's products by Transportes CCU Ltda.

      Seasonality. As a result of the seasonality of the beer industry, the Company's sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth calendar quarters (i.e., those months corresponding to the holidays as well as the summer vacation season in Chile).

      The following table shows the Company's annual sales volume of beer in Chile by quarter in 2000, 2001 and 2002:

        Year        Quarter               Sales Volume            % of Annual
        ----        -------           (millions of liters)       Sales Volume
                                      --------------------       ------------

        2000      1st quarter                 101.0                   28.7
                  2nd quarter                  60.8                   17.3
                  3rd quarter                  70.8                   20.1
                  4th quarter                 119.5                   33.9
                                              -----                  -----
                            Total             352.2                  100.0
                                              =====                  =====

        2001      1st quarter                 105.4                   30.3
                  2nd quarter                  63.2                   18.1
                  3rd quarter                  67.8                   19.5
                  4th quarter                 111.9                   32.1
                                              -----                  -----
                            Total             348.2                  100.0
                                              =====                  =====

        2002      1st quarter                 108.7                   31.0
                  2nd quarter                  60.7                   17.3
                  3rd quarter                  67.6                   19.3
                  4th quarter                 113.2                   32.3
                                              -----                  -----
                            Total             350.2                  100.0
                                              =====                  =====

      Geographical Markets. The Company's main beer production facility is located in Santiago. Santiago and the surrounding areas (referred to as the Metropolitan Region) account for approximately 40% of the population of Chile and accounted for approximately 38% of the Company's beer sales by volume in 2002. The Company also has one additional beer production facility (Temuco) and one additional bottling facility (Antofagasta) located outside the Santiago metropolitan area. Virtually all brands are distributed to customers located within the geographic areas of the corresponding production facilities.

      Competition. The Company's principal competitor in the beer business is Cerveceria Chile (a subsidiary of Quilmes of Argentina), which commenced operations in Chile during the second half of 1991 resulting in a loss of market share for the Company. Nevertheless, since its market share low of 86% in 1994 and 1995, the Company has regained market presence. In 2002, the Company had an 88% market share.

      The Company's estimated share of the Chilean beer market over the last five years is as follows:

                   The Company's Chilean Market Share for Beer

         Year                    Estimated Market Share
         ----                    ----------------------

         1998                              91%
         1999                              90%
         2000                              89%
         2001                              88%
         2002                              88%

      Cerveceria Chile has one production facility located in Santiago and distributes its products in all areas of Chile except for Regions XI and XII, located in the southernmost parts of the country. Cerveceria Chile uses third party distributors in Regions I and II in the north, and in Region X in the south. The Company estimates that the sales of Cerveceria Chile's brands of beer by volume accounted for approximately 11% of total beer sales in 2001 and 2002. The Company estimates that Cerveceria Chile has an annual production capacity of approximately 78 million liters which represents approximately 12% of the Company's annual nominal production capacity in Chile.

      Due to the high cost of shipping beer to Chile and the competitive advantage inherent to domestic producers as a result of Chile's returnable glass bottle system, imported beer is not a significant component of the Chilean beer market. The Company estimates that imports accounted for approximately 1% of total beer sales by volume during 2002.

      Although there are currently no significant legal or regulatory barriers to entering the Chilean beer market, substantial investment would be required to establish or acquire production and distribution facilities and bottles for use in Chile's proprietary returnable bottling system, and to establish a critical mass in sales volumes. Nevertheless, if long-term economic conditions in Chile continue to be favorable, other enterprises may be expected to attempt to enter the country's beer market. In addition, the Company's beer brands in Chile may face increased competition from other alcoholic beverages such as wine and spirits, as well as from non-alcoholic beverages such as soft drinks.

The Company's Beer Business in Argentina

      Overview. In December 1994, the Company established its Argentine subsidiary, CCU Argentina, in order to develop a presence in the Argentine beer market. During January and

February 1995, the Company, through CCU Argentina, acquired a 62.7% interest in CICSA, a brewery located in the city of Salta, 1,600 kilometers northwest of Buenos Aires. In September 1995, CCU Argentina expanded its operations by purchasing 98.8% of CSF, a brewery located 450 kilometers northwest of Buenos Aires in the city of Santa Fe.

      In December 1995, the Company entered into a joint venture agreement pursuant to which Anheuser-Busch acquired a 4.4% interest in CCU Argentina. The agreement involved two kinds of contracts: an investment and a licensing contract. Under the investment contract, Anheuser-Busch maintains an option, which expires in 2005, to increase its interest in CCU Argentina to 20%. The licensing contract has a duration of 20 years and grants CCU Argentina the exclusive right to produce, package, market, sell and distribute Budweiser beer in Argentina. In November 1999, after a capital expansion, Anheuser-Busch increased its interest in CCU Argentina to 10.8% and the Company reduced its participation to 89.2%.

      Between 1996 and 1999, the Company and Anheuser-Busch invested approximately US$189 million and US$23 million in CCU Argentina, respectively. The following chart outlines the timing and specific amounts of both the Company and Anheuser-Busch's capital increases in CCU Argentina:

                        CCU Argentina's Capital Increases
                                 (US$ Millions)

               Date             The Company  Anheuser-   Total Capital
               ----             -----------    Busch        Increase
                                               -----        --------

         1st Quarter 1996           US$ 40     US$ 2          US$ 42
         3rd Quarter 1996               47         2              49
         4th Quarter 1996               24         1              25
         3rd Quarter 1997               38         2              40
         4th Quarter 1998               40        10              50
         4th Quarter 1999                0         6               6
                                   -------    ------         ------
                     Total         US$ 189    US$ 23         US$ 212
                                   =======    ======         ======

      Among other things, this capital was used to prepay debt incurred to acquire the initial stake in CICSA and CSF, increase CCU Argentina's stake in these subsidiaries, increase plant capacity, purchase land in Zarate (a region close to Buenos Aires), purchase the brands and assets of Cerveceria Cordoba, reduce short term debt and buy a canning line for the Santa Fe plant.

      In January 1998, the Company merged its two subsidiaries, CICSA and CSF. Currently both plants operate under the CICSA name. After the merger of CICSA and CSF, CCU Argentina holds a 99.2% interest in CICSA.

      In April 1998, CCU Argentina paid approximately US$8 million to acquire the brands and assets of Cerveceria Cordoba. After the solution of certain labor issues, the Company began the production of the Cordoba brand at the Company's Santa Fe plant during mid 1998.

      The Argentine Beer Market. The Argentine beer market is estimated by the Company to be more than three times the size of Chile's. Traditionally, beer and wine have been the principal alcoholic beverages consumed in the country. The Company estimates that annual beer consumption in Argentina was 1,223 million liters, or approximately 33 liters per capita in 2002.

The table below sets forth the Company's estimates of beer consumption in Argentina during each of the last five years:

            Year                 Volume               Per Capita (*)
            ----                 ------               --------------
                         (in millions of liters)         (liters)

            1998                  1,238                     35
            1999                  1,265                     36
            2000                  1,231                     34
            2001                  1,233                     34
            2002                  1,223                     33

----------
(*)   Population estimated based on Argentina's national census of 2001.

      The Company estimates that total beer consumption in Argentina decreased at a five-year compounded annual growth rate ("CAGR") of 0.6%. During 2002, the Argentine beer market decreased 0.9%. The prolonged economic recession that has been affecting Argentina in recent years and which culminated in an economic crisis and triggered the devaluation of the Argentine peso, explain the behavior of the Argentine beer market.

      Wholesale and retail prices of beer are not regulated in Argentina. Wholesale prices are subject to negotiation between the producer and the purchaser and retailers establish prices to charge the final consumer. The Company believes that the key factors determining retailer prices include national and/or local price promotions offered by the producer, the nature of product consumption (on-premise or take-out), the type of product packaging (returnable or non-returnable), the applicable tax structure, the desired profit margins and the geographical location of the retailer.

      Beer Production and Marketing in Argentina. The Company's production of beer in Argentina generated net sales of Ch$52,223 million, Ch$54,724 million and Ch$24,881 million representing 14.8% and 14.8 % and 7.2% of the Company's total net sales in 2000, 2001 and 2002, respectively. The decline in 2002 is the result of the devaluation of the Argentine peso when converted to Chilean pesos.

      The Company produces and markets premium-priced and medium-priced beers in Argentina. The following table shows the Company's principal brands produced and imported under license in Argentina:

                Premium-Priced     Medium-Priced
                --------------     -------------

                Guinness (1)       Budweiser (2)
                Corona (1)         Schneider
                                   Schneider Fuerte 6.0(degrees)
                                   Salta
                                   Santa Fe
                                   Cordoba
                                   Rio Segundo
                                   Rosario

----------
(1)   Imported

(2)   Produced under license

      Schneider is the Company's principal proprietary brand in Argentina, accounting for 41.0% of the Company's Argentine sales volume in 2002. The Company began local production of

Budweiser brand beer in December 1996. Budweiser beer represented 22.9% of the Company's Argentine sales volume in 2002. In February 2002, Budweiser one-liter returnable bottle, the main format in the market, was priced at the same level as the leading brand, growing its volumes 12.9% during the year. The Company's Schneider brand is sold in three varieties, regular lager, dark and the new Schneider Fuerte 6.0(0), a brand extension with 6.0(0) of alcohol; the Salta and Santa Fe brands are sold in those two varieties and an additional special lager variety. The Cordoba brand is sold only as a regular lager. During 1997, the Company began to import Guinness beer from Ireland, making Argentina one of the two countries in South America where Guinness draught is sold. During 2001, the Company began to import Corona beer from Mexico. During 2002, the Company exported 3,466,833 liters of beer from Argentina, representing 2.2% of CCU Argentina's beer sales volume.

      The Company's beer products are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans, or stainless steel kegs at the Company's production facilities. During 2000, 2001 and 2002, the Company sold its beer products in Argentina in the following packaging formats:

                     Percentage of Total Beer Products Sold

         Container                                    2000     2001     2002
         ---------                                    ----     ----     ----

         Returnable (1)                                92%      86%      92%
         Non-Returnable (2)                             6%      12%       7%
         Returnable Kegs (3)                            2%       2%       2%
                                                      ---      ---      ---
                  Total                               100%     100%     100%
                                                      ===      ===      ===

----------
(1)   Returnable beer containers include glass bottles of various sizes.

(2) Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.

(3) Returnable kegs refer to stainless steel containers which have capacities of either 30 or 50 liters.

      The Company obtains all of its glass bottles from third-party suppliers located in Argentina, and stainless steel kegs from third-party suppliers in Germany.

      In Argentina, though most beer is sold to wholesalers, the Company also sells its products to retailers and supermarket chains. In 2000, 2001 and 2002, the percentage mix of the above distribution channels for the Company's beer products in Argentina was as follows:

                     Percentage of Total Beer Products Sold

         Distribution Channels               2000       2001       2002
         ---------------------               ----       ----       ----
                   Wholesalers                76%        75%        75%
                     Retailers                14%        14%        15%
                  Supermarkets                11%        12%        10%
                                             ---        ---        ---
                         Total               100%       100%       100%
                                             ===        ===        ===

      In 2002, the Company sold to approximately 17,500 customers in Argentina, none of which individually accounted for more than 2% of its total beer sales by volume, with the exception of four wholesalers that represented 14% of them.

      The following table sets forth the Company's beer sales volume in Argentina by category during each of the last five years:

         Category           1998       1999       2000       2001      2002(*)
         --------           ----       ----       ----       ----      -------
                                         (in millions of liters)

         Premium             35.1       38.7       36.1       32.7        0.4
         Medium-Priced      110.4      119.2      118.4      114.4      156.5
                           ------     ------     ------     ------     ------
                 Total      145.5      157.9      154.4      147.1      156.9
                           ======     ======     ======     ======     ======

----------
(*) In February 2002, Budweiser's one liter returnable bottle price was put to parity with the mainstream brand

      The real average net price to the Company's customers for its beer products in Argentina has decreased at a five year compounded annual growth rate of 11.3%, from Ch$272 per liter in 1997 to Ch$150 per liter in 2002, due to the effect of the Argentine peso's devaluation occurred during 2002.

      The license agreement between CCU Argentina and Anheuser-Busch, which provides CCU Argentina with the exclusive right to produce, package, market, sell and distribute Budweiser beer in Argentina, has an initial term of 20 years commencing in February 1996. Among other things, the license agreement includes provisions for both technical and marketing assistance from Anheuser-Busch. Under the license agreement, CCU Argentina is obligated to purchase certain raw materials from Anheuser-Busch or from suppliers approved by Anheuser-Busch. CCU Argentina cannot produce, package, sell or distribute within Argentina any North American beer, other than the licensed product, without the prior written consent of Anheuser-Busch. The Company began distribution of its locally produced Budweiser in December 1996. See "--Sales, Transportation and Distribution". In addition, the license agreement is subject to certain specified market share targets and marketing expenditures. During the third quarter 2000, the Company and Anheuser-Busch signed an export agreement to supply Budweiser from Argentina to Paraguay, Chile and Brazil.

      Raw Materials. The principal raw materials used in the production of the Company's beer products in Argentina are barley (used to make malt), corn syrup, rice and hops. During 2002, the Company continued obtaining malt and rice from regional suppliers, benefiting from lower costs as compared to imported materials. The Company obtains rice from suppliers in Uruguay and malt from suppliers in Argentina.

      In Argentina, the Company owns storage facilities which are normally capable of storing all of the barley and/or malt in the Company's inventory at any given time. Additional storage capacity can be leased if required. Other raw materials are obtained from local and international suppliers in spot transactions and/or annual contracts. All purchased raw materials are tested in order to ensure that they meet certain standards of quality.

      Although water does not represent a major raw material cost, it is nonetheless essential in the production of beer. The Company's operation in Salta obtains all of its water from wells located at its plant, and the Santa Fe operation obtains all of its water from the Parana river. The water is treated at facilities located at the Company's plants to remove impurities and adjust the characteristics of the water before it is used in the production process.

      The Company maintains testing facilities at each of its plants and factories in which raw materials are analyzed according to the Company's standards. Additionally, samples of beer are analyzed at various stages of production to ensure product quality. Samples of Budweiser are periodically sent to Anheuser-Busch facilities in the United States to verify the consistency and quality of the Budweiser product.

      The Company locally purchases all of its glass bottles from various suppliers. Other sources, principally in Brazil, can be used when price and delivery terms are favorable. In October 2000, the Company finished the installation of a canning line in its Santa Fe plant. With this line, imports of pre-packaged canned beers were terminated and all varieties of CCU Argentina's beers are locally produced. Kegs used for draft beer are purchased from various suppliers in Germany. Plastic storage and carrying crates, as well as the labels for beer products and crowns, are obtained from local suppliers.

      Prices of principal raw materials used in beer production in Argentina, have not been volatile in dollar terms. However, from time to time, prices of agricultural products vary depending on demand and supply factors.

      The Company believes that all contracts or other agreements between the Company and third party suppliers, with respect to the supply of raw materials for beer products, contain standard and customary commercial terms and conditions. The Company does not believe it is dependent on any one supplier for a substantial portion of its raw materials in Argentina. The Company has not experienced any significant difficulties in obtaining adequate supplies of necessary raw materials at satisfactory prices and does not expect to in the future.

      Sales, Transportation and Distribution. After production, bottling and packaging, the Company's beer is either stored at the production facilities or transported to a network of five warehouses leased by the Company. Beer products are generally shipped to those warehouses which are located within the region in which the beer products are sold.

      Most of the Company's beer in Argentina is sold and distributed through third party sales and distribution chains in the regions surrounding the cities of Santa Fe, Salta, Cordoba and Buenos Aires. As of December 31, 2002, the Company had a direct sales force which sold the Company's beer products to approximately 17,100 customers within the Salta, Santa Fe, Cordoba, Rosario, the Federal Capital and its outlying metropolitan area, in addition to 15 supermarket chains throughout the country.

      The Company's Argentine beer customers either make payments for the Company's products in cash at the time of delivery or through one of the Company's various credit arrangements. Payment on credit sales is currently due 7 days from the date of delivery to wholesalers, and 30 to 40 days of delivery to supermarkets. Credit sales accounted for 93%, 89% and 80% of the Company's beer sales in Argentina in 2000, 2001 and 2002, respectively. Losses on credit sales of beer in Argentina have not been material.

      Seasonality. As a result of the seasonality of the beer industry, the Company's sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth quarters (i.e., those months corresponding to the summer and holiday seasons in Argentina).

      The following table shows the annual sales volume of beer in Argentina during each quarter in 2000, 2001 and 2002:

             Year         Quarter              Sales Volume        % of Annual
             ----         -------              ------------        Sales Volume
                                           (millions of liters)    ------------
             2000       1st quarter                 49.6               32.8
                        2nd quarter                 25.9               17.1
                        3rd quarter                 29.0               19.2
                        4th quarter                 50.8               33.6
                                                   -----              -----
                               Total               155.2              100.0
                                                   =====              =====

             2001       1st quarter                 50.0               33.1
                        2nd quarter                 25.4               16.8
                        3rd quarter                 28.4               18.8
                        4th quarter                 47.4               31.3
                                                   -----              -----
                               Total               151.2              100.0
                                                   =====              =====

             2002       1st quarter                 41.8               26.1
                        2nd quarter                 26.2               16.3
                        3rd quarter                 32.4               20.2
                        4th quarter                 60.0               37.4
                                                   -----              -----
                                                   160.4              100.0
                                                   =====              =====

      Geographical Markets. The Company's beer production facilities in Argentina are located in Santa Fe and Salta. Santa Fe and its surrounding areas account for approximately 8.3% of the population of Argentina and for approximately 25.2% of total beer sales of CCU Argentina by volume in 2002. The region surrounding and including the cities of Salta and Jujuy account for approximately 4.7% of the population of Argentina and for approximately 10.2% of total beer sales of CCU Argentina by volume in 2002. The region surrounding and including the city of Cordoba accounts for approximately 8.5% of the Argentine population and represents approximately 15.0% of the Company's sales. Lastly, the province of Buenos Aires accounts for approximately 45.8% of the population of Argentina and for approximately 24.9% of total beer sales of CCU Argentina by volume in 2002.

      Competition. Since 1998, after the Company's purchase in April of Cerveceria Cordoba, the Argentine beer market consisted of five brewing groups:
Quilmes, the Company, AmBev, Warsteiner and Galicia. The principal brands of these companies are Quilmes, Schneider, Brahma, Isenbeck and San Carlos, respectively. According to the CICA and the Company's estimates for Brahma and Isenbeck, the different brewing groups had the following market shares in 2002:
Quilmes, 62%; the Company, 13%; AmBev, 16%; Warsteiner, 8%; and Galicia, less than 1%.

      The following table shows the Company's market share in the Argentine market over the past five years:

                  The Company's Argentine Market Share for Beer

          Year                 Estimated Market Share
          ----                 ----------------------

          1998(*)                        12%
          1999                           12%
          2000                           13%
          2001                           12%
          2002                           13%

----------
(*)   Includes Cordoba which had a 0.5% market share in 1998.

      Quilmes, the beer market leader in Argentina and the Company's principal competitor, also has beer operations in Chile, Paraguay, Uruguay and Bolivia. In February 1997, Quilmes purchased Bieckert in Argentina, and, as a result of that acquisition, increased its production capacity by approximately 170 million liters, increasing its market share by an estimated 4.9%. As of December 31, 2002, Quilmes had five breweries in Argentina with an estimated total annual production capacity of 1.9 billion liters. Quilmes' large size enables it to benefit from economies of scale in the production and distribution of beer throughout Argentina.

      The Company estimated that Quilmes' average market share in 2002 decreased to 62% (including Bieckert) from 82% market share in late 1994. At that time, Companhia Cervejaria Brahma, one of the two largest beer producers in Brazil, commenced production at its new brewery in Lujan, near Buenos Aires. In addition, Warsteiner, a large German brewer, commenced production at its new brewery in Zarate, also near Buenos Aires. The annual production capacity for these breweries is estimated to be approximately 264 million liters and 138 million liters, respectively. Prior to commencing production in Argentina, Companhia Cervejaria Brahma and Warsteiner competed in the Argentine market with imported beer. The other competitor, Galicia, has one plant with a total annual capacity of approximately 17 million liters. In July 1999, the merger of Companhia Cervejaria Brahma and Companhia Antarctica Paulista was announced, creating AmBev. This merger was finally approved in March 2000, creating one of the largest beverage producer in the world.

      Most recently, in May 2002, AmBev and Quilmes announced that pursuant to an agreement between both parties, AmBev would transfer all of its beer assets in Argentina, Bolivia, Paraguay and Uruguay to Quilmes in exchange for 26.4 million new B shares of Quilmes. Additionally, according to the announcement AmBev would purchase from the controlling shareholders of Quilmes 230.92 million class A shares for US$346.4 million. Also the agreement stipulates that AmBev can purchase at the end of a seven-year period the remaining Quilmes shares owned by the current controlling group, the Bemberg family, with AmBev shares. The Bemberg family has the option to sell to AmBev their remaining class A shares during a period beginning with the end of the first year and ending with the seventh year after the agreement was announced. This transaction was approved by the Argentine antitrust authorities on January 13, 2003, subject to the condition that AmBev and Quilmes divest themselves of certain brands and the AmBev plant in Lujan, near Buenos Aires, to a company currently not present in the Argentine beer market. On February 14, 2003, CCU, through its subsidiary Compania Industrial Cervecera S.A. ("CICSA"), filed a complaint before the Argentine federal courts in order to be eligible to participate in the acquisition of these assets. Ruling is still pending. Consolidation in the beer industry has resulted in larger and more competitive participants, which could change the current market conditions under which CCU operates.

      Due to the high cost of shipping beer to Argentina and the competitive advantage inherent to domestic producers as a result of Argentina's returnable glass bottle system, the Company estimates that imported beer sales accounted for less than 1% of the total sales volume in 2002.

      The Company's beer brands in Argentina also face competition from other alcoholic beverages such as wine and spirits, as well as from non-alcoholic beverages such as soft drinks. Excise taxes for the beverage industry in Argentina have been subject to variations in the past. The last modification was in 1999 and has been applicable since January 2000. The following table shows current Argentine excise beverage taxes:

                                                                                Current
      Product Type                                        1999 Excise Taxes  Excise Taxes
      ------------                                        -----------------  ------------
      Non-Alcoholic Beverages
      Cola soft drinks                                            4%              8%
      Flavored soft drinks, mineral water and juices              0%              4%

      Alcoholic Beverages
      Beer                                                        4%              8%
      Whisky                                                     12%             20%
      10-29% alcohol content                                      6%             12%
      30% or more alcohol content                                 8%             15%
      Wine                                                        0%              0%

      Future changes in excise taxes in Argentina could adversely affect the Company's sales volume, market share and operating margins.

The Company's Beer Business in Croatia

      The Company owned a 34.4% economic interest in Karlovacka Pivovara d.d., through its 50% interest in SBE. Karlovacka Pivovara operates a brewery located in Croatia with a single production facility. At December 31, 2002, the Company's total investment in SBE was Ch$16,457 million. SBE, which was not a consolidated subsidiary of the Company, contributed Ch$1,268 million, Ch$988 million and Ch$1,133 million to the Company's non-operating income in 2000, 2001 and 2002, respectively. The Company's investment in Karlovacka was recorded by the equity method and therefore accounted for in the "Other assets" line of the Company's balance sheet. See Note 9 to the Consolidated Financial Statements.

      Karlovacka has been in operation since 1854 and is one of the largest beer producers in Croatia, with production volume representing an estimated 22% of total industry production in 2002. Karlovacka operated one production facility located in the city of Karlovac and eight distribution centers throughout the country. Karlovacka's proprietary beer brands included Karlovacko Svjetlo (lager beer), Karlovacko Zimsko (winter beer), Karlovacko Rally (a non-alcoholic beer), Karlovacko Crno (dark beer) and Crystal (premium beer produced under license from CCU). In addition, at the end of 1997, Karlovacka began importing and distributing Paulaner products, including Pils, and Hefeweiss beer brands. Karlovacka's annual production capacity as of December 2002 was approximately 170 million liters. In 2002, Karlovacka sold 82.0 million liters of beer. Net income for Karlovacka was 26.0 million kunas (Ch$2,615 million) in 2002.

      On March 31, 2003, the Company sold its indirect interest in Karlovacka to a subsidiary of Heneiken International, generating a profit of Ch$20,221 million.

The Company's Soft Drinks and Mineral Water Business

The Company's Soft Drinks and Mineral Water Business in Chile

      Overview. The Company has produced and sold soft drinks in Chile since 1902. Prior to November 1994, the Company independently produced, bottled and distributed carbonated and non-carbonated soft drinks in Chile. The Company's line of soft drink products included its own proprietary brands, in addition to brands produced under license from Cadburry Schweppes plc (Crush, Crush Light, Canada Dry Agua Tonica, Canada Dry Agua Tonica Light, Canada Dry Ginger Ale and Canada Dry Limon Soda). Under a similar licensing arrangement with Watt's, a local fruit related product company, the Company has bottled and distributed Watt's nectar products in Chile since 1987. In addition, under its two proprietary brand names, Cachantun and Porvenir, the Company bottled and nationally distributed mineral water from its own two natural sources located within the central region of Chile.

      In November 1994, the Company merged its soft drink and mineral water businesses with the one owned by BAESA in Chile (PepsiCo's bottler at that time) creating ECUSA for the production, bottling, distribution and marketing of soft drink and mineral water products in Chile. Therefore, the Company began producing PepsiCo brands under license (Pepsi, Pepsi Light, Pepsi Twist, Pepsi Twist Light, Seven Up, Seven Up Light and Mirinda). On November 29, 1999, the Company purchased 45% of ECUSA's shares owned by BAESA for approximately US$69.5 million. Since that date, the Company has owned 100% of ECUSA's shares. However, the Company has had control of ECUSA since January 1998 after the shareholders agreement was amended. In January 2001, ECUSA and Schweppes Holdings Ltd. signed an agreement to continue bottling Crush and Canada Dry brands. See "--The Company's Soft Drinks, Mineral Water and Nectar Production and Marketing in Chile".

      The Chilean Soft Drinks and Mineral Water Market. Commercial soft drink production was first established in Chile by the Company in 1902, and mineral water production began in 1960. The Company estimates that annual carbonated soft drinks consumption in Chile was 1,535 million liters or approximately 102 liters per capita, in 2002. The Company also estimates that consumption of mineral water, including both carbonated and non-carbonated, was 130 million liters or approximately 9 liters per capita, in 2002.

      The table below sets forth the Company's estimates of total and per capita carbonated soft drinks and mineral water sales in Chile during each of the last five years:

                  Carbonated Soft Drink and Mineral Water Sales

                              Volume (1)                      Liters Per Capita (2)
                              ----------                      ---------------------
                        (millions of liters)
      Year     Soft Drinks  Mineral Water    Total    Soft Drinks    Mineral Water  Total
      ----     -----------  -------------    -----    -----------    -------------  -----
      1998         1,354         112         1,465          94             8         101
      1999         1,351         111         1,462          92             8         100
      2000         1,432         124         1,556          97             8         105
      2001         1,484         127         1,612          99             9         108
      2002         1,535         130         1,665         102             9         110

----------
(1) Based on Company's sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER.

(2)   Population estimated in accordance with the national census of April 2002.

      The Company estimates that during 2002, sales volumes in both the soft drink and mineral water industries increased 3.4% and 2.4%, respectively, when compared to 2002. The Company believes this volume sales change can be attributed mainly to increased sales of private label products and discount brands.

      The soft drink market in Chile consists of both carbonated and non-carbonated beverages. The principal types of carbonated beverages are colas and non-colas. The principal non-carbonated beverages are fruit nectars and fruit juices, which are estimated to have accounted for approximately 11% of the Company's total soft drink sales by revenues in 2002.

      The following table sets forth the Company's estimates as to the percentage of total carbonated soft drinks production in Chile, represented by each of the two principal categories of carbonated soft drinks during the last three years:

      Type                                2000          2001          2002
      ----                                ----          ----          ----

      Colas                                58%           58%           58%
      Non-colas                            42%           42%           42%
                                          ---           ---           ---
           Total                          100%          100%          100%
                                          ===           ===           ===

      Since the creation of the ECUSA joint venture in November 1994, the two main soft drinks producer groups in Chile have been (i) the licensees of The Coca Cola Company ("TCCC") (consisting of three companies with 14 bottling plants) and (ii) the Company. Since August 1998, private labels have had an increasing participation in the industry, representing 6% of the total soft drink sales in Chile in 2002. Distribution of these brands are concentrated in the supermarket channel where they constituted an 18% market share in 2002. Additionally, discount brand producers have entered the market and represented 6% of the soft drinks market in 2002. Due to the strong presence of local producers, the high cost of transportation and the existing returnable bottle system that accounts for a large portion of soft drink sales volume, the Company believes that there is no significant market for imported soft drinks in Chile, which were estimated to represent less than 1% of all soft drinks sales by volume in 2002.

      The mineral water market in Chile is comprised of both carbonated and non-carbonated water. As with the soft drink market, approximately 92% of all mineral water in Chile is processed and marketed by two entities, the Company and Vital S.A., a subsidiary of Embotelladora Andina S.A., one of TCCC licensees in Chile. The Company's mineral water products have been produced through its ECUSA subsidiary since November 1994.

      Wholesale and retail prices of both soft drinks and mineral water products are not regulated in Chile. The Company believes that the key factors determining retailers' prices include any national and/or local price promotions offered by the manufacturer, the nature of product consumption (on-premise or take-out), the type of product packaging (returnable or non-returnable), the applicable tax structure, the desired profit margins and the geographical location of the retailer.

      The Company's Soft Drinks, Mineral Water and Nectar Production and Marketing in Chile. The Company's soft drinks, nectar and mineral water production and marketing in Chile generated net sales of Ch$110,150 million, Ch$111,744 million and Ch$110,794 million, or 31.3%, 30.2% and 32.0% of the
Company's total net sales, in 2000, 2001 and 2002, respectively.

      The following table shows the soft drink and mineral water brands produced and/or sell by the Company through ECUSA:

Brand                    Product                   Category                      Affiliation
-----                    -------                   --------                      -----------
Bilz                     Soft Drink                Non-Cola Proprietary          CCU Proprietary
Pap                      Soft Drink                Non-Cola Proprietary          CCU Proprietary
Bilz Light               Soft Drink                Non-Cola Proprietary          CCU Proprietary
Pap Light                Soft Drink                Non-Cola Proprietary          CCU Proprietary
Kem Pina                 Soft Drink                Non-Cola Proprietary          CCU Proprietary
Kem Xtreme               Soft Drink                Functional                    CCU Proprietary
Show - Cherry            Soft Drink                Non-Cola Proprietary          CCU Proprietary
Show - Manzana           Soft Drink                Non-Cola Proprietary          CCU Proprietary
Show - Naranja           Soft Drink                Non-Cola Proprietary          CCU Proprietary
Ginger Ale               Soft Drink                Non-Cola Licensed             Schweppes Holdings Ltd.
Agua Tonica              Soft Drink                Non-Cola Licensed             Schweppes Holdings Ltd.
Agua Tonica Light        Soft Drink                Non-Cola Licensed             Schweppes Holdings Ltd.
Limon Soda               Soft Drink                Non-Cola Licensed             Schweppes Holdings Ltd.
Crush                    Soft Drink                Non-Cola Licensed             Schweppes Holdings Ltd.
Crush Light              Soft Drink                Non-Cola Licensed             Schweppes Holdings Ltd.
Pepsi                    Soft Drink                Cola Licensed                 PepsiCo
Pepsi Light              Soft Drink                Cola Licensed                 PepsiCo
Pepsi Twist              Soft Drink                Cola Licensed                 PepsiCo
Pepsi Twist Light        Soft Drink                Cola Licensed                 PepsiCo
Seven-Up                 Soft Drink                Non-Cola Licensed             PepsiCo
Seven-Up Light           Soft Drink                Non-Cola Licensed             PepsiCo
Mirinda                  Soft Drink                Non-Cola Licensed             PepsiCo
Gatorade                 Isotonic                  Functional                    PepsiCo
Watt's                   Nectars                                                 Watt's
Watt's Light             Nectars                                                 Watt's
Cachantun                Mineral Water                                           CCU Proprietary
Cachantun O2             Mineral Water             Functional                    CCU Proprietary
Porvenir                 Mineral Water                                           CCU Proprietary

      In 1994, ECUSA and Cadbury Schweppes plc ("Cadbury Schweppes") entered into a license agreement for all Cadbury Schweppes products (Crush, Crush Light, Canada Dry Limon Soda, Canada Dry Ginger Ale and Canada Dry Agua Tonica). On December 11, 1998, TCCC announced an agreement with Cadbury Schweppes to acquire certain of the latter's international beverage brands, and in August 1999 the agreement was reported to have been consummated. In July 1999, ECUSA filed an application against TCCC with the Chilean Antitrust Solicitor-General; PepsiCo had filed a similar but separate petition. In November 1999, ECUSA sued in a Chilean civil court, seeking a judicial declaration of breach of contract and damages, against CS Beverages Ltd., Canada Dry Corporation Ltd., TCCC, Atlantic Industries and Cadbury Schweppes. On December 22, 1999, the Company received a communication by means of which CS Beverages Ltd. and Canada Dry Corporation Ltd. unilaterally gave a 60-day notice of termination of the franchise agreements for the Crush and Canada Dry brands. This communication was later withdrawn by CS Beverages Ltd. and Canada Dry Corporation Ltd., stating that they would submit the validity of the termination of the agreements to the decision of a competent court. On March 24, 2000, the Company was informed that CS Beverages Ltd. and Canada Dry Corporation Ltd. filed a Request for Arbitration under the rules of the International Chamber of Commerce ("ICC") to adjudge, among other things, the early termination of the agreements. In September 2000, ECUSA and TCCC reached an agreement to replace the two previous license contracts between ECUSA and CS Beverages Ltd. and Canada Dry Corporation Ltd., by a new agreement referred to as the "Bottler Contract". To be operative, this agreement was submitted to the approval of the Antitrust Commission. On December 26, 2000, the Commission issued a resolution declaring that the new bottling contract is not objectionable from a free competition point of view. Additionally, this resolution denies the request to put an end to the Commission's ex-officio proceeding. On January 2, 2001, ECUSA and the subsidiaries of TCCC: CS Beverages Ltd., Canada Dry Corporation Ltd. and Schweppes Holdings Ltd., agreed to make effective the new "Bottler Contract". On June 28, 2001, the Antitrust Commission put an end to the proceeding regarding the Cadbury Schweppes brands issue. The decision confirmed it had no objection to the "Bottler Contract" executed between ECUSA and Schweppes Holdings Ltd. regarding Crush and Canada Dry brands, and dismissed all complaints filed in consideration of that agreement. The "Bottler Contract" is valid as from January 2, 2001 and has an initial ten-year term, renewable for consecutive five-year periods provided that certain conditions are fulfilled. The decision ratifies ECUSA as a multilicensee bottler, since it will continue bottling the Crush and Canada Dry brands, as well as PepsiCo and its own brands.

      In January 1998, a new exclusive bottling appointment was signed between ECUSA and PepsiCo, authorizing ECUSA to produce, sell and distribute Pepsi products (Pepsi, Pepsi Light, Pepsi Twist, Pepsi Twist Light, Seven Up, Seven Up Light and Mirinda) in Chile. On November 15, 1999, the term of the contract was extended to December 31, 2009. After that date it is automatically renewed for successive five-year periods, unless otherwise stated by any party to the contract.

      In June 2002, an exclusive bottling appointment was executed between ECUSA and PepsiCo, authorizing ECUSA to bottle, sell and distribute Gatorade products in Chile, for an initial term ending on December 31, 2009. After that date it is automatically renewed for successive five-year periods, unless otherwise stated by any party to the contract. Therefore, as of August 2002, the Company began selling and distributing Gatorade in Chile, the world's number one isotonic drink.

      In addition, ECUSA has been granted the exclusive license to produce and distribute the Company's proprietary brands Bilz, Pap, Kem and Show. This license agreement remains in effect through November 2004, is renewable by mutual consent for six additional five-year periods and is subject to termination upon the expiration of ECUSA's licensing agreement with PepsiCo.

      The license agreement for nectar products with Watt's, which grants the Company exclusive production rights, was first signed in June 1987 and originally had a 33-year term. A new license agreement between the Company and Watt's was signed in February 1999. This new contract provides the Company with a ten-year license renewable automatically for three consecutive periods of five years if the conditions set forth in the contract are fulfilled at the date of renewal. Additionally, the new contract allows the Company to produce new flavors and bottle Watt's nectars in non-returnable packaging (wide mouth glass and plastic bottles), which currently represents 70% of the Company's nectar sales in bottles.

      In October 1994 the Company entered into two license agreements with Aguas Minerales Cachantun S.A. and Agua Mineral Porvenir S.A.I., respectively, for the use of the natural sources of mineral water and the Cachantun and Porvenir brand names. These agreements were amended in November 1994 and have a ten-year term, renewable for a five-year period with prior mutual consent. However, the term of both agreements is limited to the life of ECUSA's licensing agreement with PepsiCo.

      Under each license agreement, the Company has the exclusive right to produce, sell and distribute the respective licensed products in Chile. Generally, under its license agreements, the Company is required to maintain certain standards of quality with respect to the production of licensed products, to achieve certain levels of marketing and, in certain cases, to fulfill minimum sales requirements. The Company believes that it is in compliance with the material requirements of all its license agreements.

      During 2000, 2001 and 2002, the Company sold its soft drink and mineral water products in the following packaging formats:

                               Soft Drinks and Nectars        Mineral Water
                               -----------------------        -------------
Container                      2000     2001     2002     2000     2001     2002
---------                      ----     ----     ----     ----     ----     ----

Returnable (1)                  59%      59%      56%      14%      13%      11%
Non-Returnable (2)              38%      38%      42%      86%      87%      89%
"Post-Mix" (3)                   3%       2%       2%      --       --       --
                               ---      ---      ---      ---      ---      ---
          Total                100%     100%     100%     100%     100%     100%
                               ===      ===      ===      ===      ===      ===

----------
(1) Returnable soft drink containers include both glass and plastic bottles of assorted sizes. Returnable mineral water containers include glass bottles of assorted sizes and returnable 19-liter jugs.

(2) Non-returnable soft drink containers include glass and plastic bottles, and aluminum cans of assorted sizes. Non-returnable mineral water containers include both glass and plastic bottles of assorted sizes.

(3) Post-mix cylinders are sold specifically to on-premise locations for fountain machines.

      The Company manufactures most of its returnable and non-returnable plastic bottles and obtains all of its glass bottles and cans from third party suppliers. See "--Raw Materials" and "--The Company's Other Businesses".

      The Company distributes its soft drinks and mineral water products throughout Chile to (i) retailers, (ii) bars and restaurants, (iii) wholesalers and (iv) supermarkets. In 1999, 2000 and 2001, the percentage mix of the above distribution channels for the Company's soft drinks and mineral water products was as follows:

                         Percentage of Total Soft Drinks
                        and Mineral Water Products Sold

      Distribution Channels                   2000        2001        2002
      ---------------------                   ----        ----        ----

      Retailers                                49%         54%         52%
      Bars and Restaurants                     12%          9%          9%
      Wholesalers                              11%         10%         10%
      Supermarkets                             28%         27%         29%
                                              ---         ---         ---
                    Total                     100%        100%        100%
                                              ===         ===         ===

      During 2002, the Company had no single customer that accounted for more than 2% of its sales by volume, with the exception of three large supermarket chains that represented 13% of them. The Company does not maintain any long-term contractual arrangements for the sale of soft drinks and/or mineral water with any of its customers.

      The following table shows the sales volume of the Company's soft drinks and mineral water by category during each of the last three years:

      Category                                  2000       2001       2002
      --------                                  ----       ----       ----
                                                  (millions of liters)
      Colas
              Licensed                          50.4       57.9       53.0
      Non-colas
              Proprietary                      176.0      171.0      163.5
              Licensed                          86.8       89.0       94.7
      Nectars                                   15.7       22.5       28.2
                                              ------     ------     ------
              Soft Drinks Total                328.9      340.4      339.4
                                              ------     ------     ------
      Mineral Waters
              Cachantun                         71.3       70.2       71.2
              Porvenir                           2.8        2.1        3.0
                                              ------     ------     ------
              Mineral Waters Total              74.1       72.3       74.2
                                              ------     ------     ------
                             Total             403.0      412.7      413.6
                                              ======     ======     ======

      The following table shows the sales volume of the Company's soft drinks by affiliation during each of the last three years:

      Affiliation                               2000       2001       2002
      -----------                               ----       ----       ----

      Proprietary                              176.0      171.0      163.5
      Schweppes                                 81.9       77.6       84.1
      PepsiCo                                   55.3       69.3       63.6
      Watt's                                    15.7       22.5       28.2
                                              ------     ------     ------
            Total                              328.9      340.4      339.4
                                              ======     ======     ======

      The real price per liter to the Company's customers for soft drink products decreased from an average of Ch$276 in 1997 to Ch$266 in 2002. The five-year CAGR declined 0.7%. For mineral water products, the real price per liter increased from an average of Ch$221 in 1997 to Ch$223 in 2002 and experienced a five-year CAGR of 0.1%.

      Raw Materials. The principal raw materials used in the production of soft drinks are sugar, flavoring concentrate and in the case of carbonated products, carbon dioxide gas. The Company generally purchases all of its sugar requirements from Empresas Iansa S.A., the sole producer of sugar in Chile. However, it is not dependent on this supplier, because it may purchase sugar in the international market at prices similar to those in Chile, due to special customs duties. The Company purchases flavoring concentrates for its licensed soft drinks brands from the respective licensing companies. See "--The Company's Soft Drinks and Mineral Water Production and Marketing in Chile". Flavoring concentrates for the Company's proprietary brands are purchased from third party suppliers in Chile and Germany, which manufacture the concentrates under contract with the Company. The Company obtains carbon dioxide gas from local suppliers in Chile.

      The Company also requires fruit pulp, juices, citric acid, other artificial and natural flavors, and chemical substances.

      Although water does not represent a major raw material cost, it is nonetheless essential in the production of soft drinks. The Company obtains all of its water from wells located at its plants and/or from public utilities. The water is treated at facilities located at the Company's plants to remove impurities and adjust the characteristics of the water before it is added in the production process.

      The Company owns two mineral water sources in Chile from which the Cachantun and Porvenir brand mineral water products are obtained. These water sources are located in two areas near Santiago: Coinco and Casablanca, respectively. All of the Company's mineral water products are bottled at their respective sources and distributed throughout the country.

      The Company maintains testing facilities at each of its plants in order to analyze raw materials. Additionally, samples of soft drinks and mineral water are inspected at various stages of production to ensure product quality.

      The Company generally purchases all of the glass bottles used in packaging soft drinks and mineral water from the major supplier in Chile, Cristalerias Chile. Other sources, principally in Argentina, Peru and Colombia, can be used when price and delivery terms are favorable; however, no significant purchases were made in either of these countries during 2002. While aluminum cans used in packaging the Company's soft drinks are generally purchased from a local supplier, the Company produces most of its own plastic returnable and non-returnable bottles. See "--The Company's Other Businesses". The Company obtains the labels for its soft drinks and mineral water products principally from local suppliers. Crowns and resealable plastic caps are principally purchased from two suppliers in Chile.

      Prices of principal raw materials used in soft drink production in Chile are tied to the U.S. dollar and have not been volatile, except for the PET resins that depend on oil prices as well as market factors.

      The Company believes that all of the contracts or other agreements between the Company and third party suppliers with respect to the supply of raw materials for soft drinks and mineral water products contain standard and customary commercial terms and conditions. Without considering the soft drinks concentrates purchased from Schweppes Holdings Ltd. and PepsiCo under the license agreements described under "--The Company's Soft Drinks and Mineral Water Production and Marketing in Chile", the Company believes it is not dependent on any one supplier for a significant portion of its raw materials. Historically, the Company has experienced no significant difficulties in obtaining adequate supplies of necessary raw materials at satisfactory prices and expects that it will be able to continue to in the future.

      Sales, Transportation and Distribution in Chile. In some regions of Chile, including the areas of Santiago, Vina del Mar, Rancagua, Melipilla, Arica, Concepcion and other major cities in the south, ECUSA manages its own sales force that is directly responsible for the exclusive servicing of soft drinks and mineral water clients. In October 1999, ECUSA began delivering its products in Concepcion through the Company's beer division while keeping its sales force separated. Due to its success, this system was implemented in Valparaiso and Vina del Mar since July 2000 and in Santiago since October 2001, with the creation of Transportes CCU Ltda., the entity in charge of delivering all of the Company's products throughout the country. The ECUSA sales force directly sells to approximately 65,000 customers, accounting for 84.1% of the Company's total soft drink and mineral water sales by volume in Chile in 2002. The area served by ECUSA accounts for approximately 75% of the Chilean population. In the outlying northern and southern regions of Chile, ECUSA has contracted the sales services of the Company's beer division, which sells soft drinks and mineral water products both exclusively and in connection with the sales of the Company's beer and wine products. Such sales accounted for the remaining 15.9% of the Company's total soft drinks and mineral water sales by volume in Chile in 2002.

      The Company's Chilean soft drinks and mineral water customers make payments for the Company's products either in cash at the time of delivery or in accordance with one of the Company's various credit arrangements. Payment on credit sales is generally due 31 days from the date of delivery. Credit sales accounted for 27.6% and 30.3% of ECUSA's soft drink and mineral water sales to third parties in Chile in 2001 and 2002, respectively. Losses on credit sales of soft drinks and mineral water in Chile have not been material.

      Seasonality in Chile. Due to the seasonality of sales for both soft drinks and mineral water products, the Company's sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth calendar quarters (i.e., those months corresponding to holidays and summer vacation season in Chile).

      The following table shows the Company's annual sales volume of soft drinks and mineral water by quarter for the last three years:

                           Soft Drinks & Mineral Water

         Year      Quarter             Sales Volume         % of Annual Sales
         ----      -------             ------------               Volume
                                     (million liters)             ------

        2000     1st quarter               111.2                   27.6
                 2nd quarter                77.3                   19.2
                 3rd quarter                89.2                   22.1
                 4th quarter               125.3                   31.1
                                           -----                  -----
                           Total           403.0                  100.0
                                           =====                  =====

        2001     1st quarter               113.8                   27.6
                 2nd quarter                85.0                   20.6
                 3rd quarter                89.3                   21.6
                 4th quarter               124.7                   30.2
                                           -----                  -----
                           Total           412.7                  100.0
                                           =====                  =====

        2002     1st quarter               115.2                   27.9
                 2nd quarter                81.7                   19.7
                 3rd quarter                90.9                   22.0
                 4th quarter               125.8                   30.4
                                           -----                  -----
                           Total           413.6                  100.0
                                           =====                  =====

      Competition in Chile. The Company's principal competitors in the soft drink business are companies which produce, bottle and distribute soft drinks in Chile under licenses from TCCC and its affiliates. TCCC's products are produced, bottled and distributed in Chile through three separate licensees which market soft drinks under the Coca-Cola, Coca-Cola Light, Fanta, Fanta Light, Sprite, Sprite Light, Quatro Balance, Nordic Mist, Andina nectars and juices, and Kapo juice brand names. According to store audits conducted by Nielsen, Coca-Cola and related brands accounted for approximately 65% of total carbonated soft drink net sales in 2002. However, calculations made by the Company are higher than the Nielsen estimates. During 1998 a few supermarket chains began selling soft drinks products under private labels. Additionally, discount brand producers entered the market and represented, along with private labels, approximately 12% of the soft drink market in 2002 according to Nielsen. However, calculations made by the Company are lower than the Nielsen estimates. Even though these brands are not a significant portion of the industry, they are expected to increase their presence in the future.

      Since the formation of ECUSA, the Company's market share has decreased as a consequence of increasing marketing activity on the part of the Company's competitors and the entrance of private labels and discount brand producers to the market. During 2002, the Company's market share decreased by one point to 20% as a result of market share losses from the Company's proprietary brands and PepsiCo products, partially offset by gains achieved by the Schweppes brands.

      The Company's market share for its soft drink products over the last five years is presented in the following table based on store audits conducted by Nielsen. These Nielsen results are, for each year, higher than the Company's own estimates.

                  The Company's Chilean Soft Drink Market Share

        Year                  Nielsen               Company Estimates (*)
        ----                  -------               ---------------------

        1998                    27%                          23%
        1999                    26%                          23%
        2000                    25%                          22%
        2001                    24%                          21%
        2002                    23%                          20%

----------
(*) Based on Company's sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER.

      The Company's domestic competitors in the soft drinks business have benefited from both internationally recognized brand labels (especially with regard to the Coca-Cola product line) and a large number of local bottling companies distributing their products throughout Chile. As a result of the formation of ECUSA, the Company also similarly benefited from the internationally recognized Pepsi brand as well as its previous competitive strengths, which include a portfolio of nationally well known brands and a nationwide distribution system. Additionally, during 2002, the

Company launched Bilz Light, Pap Light, Agua Tonica Light, Show Cherry and Gatorade, the world's number one isotonic drink. Gatorade is classified as a functional product, since in addition to refreshing, it hydrates the body and replenishes mineral salts lost during sports or other physical activities. During January 2003, the Company launched Pepsi Twist and Pepsi Twist Light. In April 2003, ECUSA introduced to the market Kem Xtreme, a soft drink with a high level of caffeine, that also is considered a functional product because it gives more energy.

      Given the high percentage of soft drink sales volume in returnable containers coupled with the high cost of transportation to Chile, the market for imported soft drinks in Chile is not significant and accounted for less than 1% of total sales by volume in 2002. While there are no legal barriers to entry, the Company believes that the existing returnable bottle system and high transportation costs may continue to deter potential competitors from exporting soft drinks to Chile.

      Fruit nectars under the trade Watt's, a segment of the Company's soft drink business, face competition from other liquid and powdered juices, which are provided by a variety of local companies. After just three years from the re-launch of nectar Watt's, the Company has attained its second year as market leader in the bottled category of nectars and 100% fruit juices, with a market share of 50% during 2002, according to Nielsen.

      The Company's main competitor in the mineral water business is Vital S.A. (a subsidiary of Embotelladora Andina S.A., one of TCCC licensees in Chile). The Company estimates that its sales of Cachantun and Porvenir brand mineral waters accounted for approximately 57%, while those of Vital S.A. products accounted for approximately 36% of total mineral water sales by volume in 2002. Small domestic bottlers, private labels, as well as imported mineral water products, comprise the remaining 8% sales volume.

      The following chart shows estimates of the Company's mineral water market share for the last five years based on store audits conducted by Nielsen. These Nielsen results are, for each year, higher than the Company's own estimates.

                The Company's Chilean Mineral Water Market Share

        Year                  Nielsen               Company Estimates (*)
        ----                  -------               ---------------------

        1998                    64%                          57%
        1999                    63%                          58%
        2000                    64%                          59%
        2001                    62%                          57%
        2002                    63%                          57%

----------
(*) Based on Company's sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER.

The Company's Soft Drinks and Mineral Water Business in Argentina

      The Company operated a mineral water production plant in the city of Rosario de la Frontera in the Salta province, where Palau mineral water is produced by obtaining water from natural sources. The Company's volume sales of Palau mineral water amounted to 2.1 million liters and 1.3 million liters in 2000 and 2001, respectively, representing approximately 2.7% and

1.8% of the Company's total mineral water sales volume in 2000 and 2001, respectively. Net sales of Palau were Ch$328 million and Ch$250 million in 2000 and 2001, respectively, or less than 0.2% of the Company's total net sales each year. The Company's mineral water sales were in the northwest region of Argentina and the provinces of Cordoba, Santa Fe and Buenos Aires. In November 2001, this business was sold because it did not complement or contribute to CCU's main line of business in Argentina.

      The Company also distributes soft drinks in Argentina which are produced by small-scale soft drink bottlers. These sales aggregated Ch$136 million and Ch$25 million in 2000 and 2001, respectively, representing less than 0.2% of the Company's total net sales in each of the two years.

The Company's Wine Business

      Overview. The Company entered the Chilean wine market in October 1994 with the purchase of 48.4% of VSP's equity for approximately US$17.1 million, thereby acquiring an interest in the third largest winery in Chile. During the first half of 1995, VSP's capital was increased by approximately US$20 million, of which the Company contributed approximately US$10 million. During August-October 1997, VSP's capital was increased again by approximately US$18 million, of which the Company contributed approximately US$11 million. In addition, in October 1998 and during 1999, the Company purchased additional shares in VSP through the local stock exchanges for an amount of approximately US$23 million. During March-June 1999, VSP's capital was increased by approximately US$25 million, of which the Company contributed approximately US$16 million. Between November 2000 and March 2001, VSP's capital was increased by approximately US$29 million, of which the Company contributed approximately US$17 million. As a result of these activities, as of December 31, 2002, the Company's total ownership interest in VSP was 60.3%.

      The Company believes that expansion into the Chilean wine business provides it with the opportunity to further exploit its nationwide distribution system through the expansion of its beverage portfolio. The Company also believes that further development of its domestic wine business may help reduce the seasonality of the Company's sales, as wine sales in Chile tend to be stronger during the winter months when beer and soft drinks consumption decline.

      The proceeds from VSP's capital increase during 1995 were used to reduce debt, expand capacity and add new hectares of vineyards in the Maipo Valley for producing premium red wines. Part of VSP's capital increases during 1997 were used to add new hectares of vineyards in Requinoa, Chepica and Molina during 1997, and in Pencahue during 1998. These purchases of land more than doubled the number of hectares of the Company's vineyards. The winery also increased its total vinification and wine storage capacity in both tanks and barrels from to
52.1 million liters as of December 31, 1998, to 75.1 million liters as of December 31, 2002, as well as its peak bottling and packaging capacity from 35,100 liters per hour in 1998 to 53,200 liters per hour as of December 31, 2002. The capital increase in 1999, was used to pay debts related to the winery's expansion process. The proceeds from VSP's capital increase during November 2000 and March 2001 were used to finance the winery's acquisition of FLC, in Mendoza, Argentina, to plant the hectares of this new winery and improve its production facilities, as well as to refinance debt.

      In October 2001, VSP signed a joint venture agreement with the French winery Chateau Dassault for the production of super premium wines, mainly for the export market. As a result of this agreement the Company will combine Chateau Dassault's vast experience in first-quality wine production with VSP's knowledge of both the Chilean and Argentine markets, along with its extensive international distribution network.

      In December 2001, Vina Santa Helena ("VSH") created its own commercial and productive winemaking operation, distinct from its parent, VSP, under the Vina Santa Helena label in the Colchagua Valley.

      VSP is a publicly traded company that, at December 31, 2002, had a market capitalization of Ch$164,436 million. VSP shares trade on the Santiago Stock Exchange, the Bolsa de Comercio de Valparaiso ("Valparaiso Stock Exchange") and the Bolsa Electronica de Chile ("BEC").

      In Argentina, the Company sells a small amount of wine which generated net sales of Ch$139 million, Ch$1,621 million and Ch$258 million in 2000, 2001 and 2002, respectively. These sales represented less than 0.5% of the Company's total net sales each year. The decline in wine sales in 2002 was due the decrease in VSP's wine exports, explained by the devaluation of the Argentine peso.

      The Chilean Wine Market. The Company estimates that wine consumption in Chile amounted to approximately 17 liters per capita in 2002. Given that the Chilean wine industry is fragmented, no single wine producer accounts for the majority of production and/or sales. The leading wineries include Vina Concha y Toro S.A. ("Concha y Toro"), Vina Santa Rita S.A. ("Santa Rita"), VSP and Bodegas y Vinedos Santa Carolina S.A. ("Santa Carolina"). In addition, there are numerous medium-sized wineries, including Vina Undurraga S.A. ("Undurraga"), Cousino Macul S.A. ("Cousino Macul"), Vina Canepa y Cia. ("Canepa") and Vina Tarapaca S.A. ("Tarapaca"). All wineries, which sell wine products that comply with industry and tax regulations, make up Chile's formal wine market ("Formal Wine Market"). VSP is a member of the Formal Wine Market, as are most other principal wineries in Chile. The SAG is the entity in charge of wine industry regulation and principally oversees inventory records and product quality. Small wine producers that do not comply with industry and tax regulations (an 18% value added excise tax and an additional 15% alcohol excise tax) comprise Chile's "informal market". The Company estimates that the informal market wineries produced and sold approximately 16 million liters of wine during 2002 as compared to 262 million liters by the producers in the Formal Wine Market.

      The following chart shows the Company's estimates for the Formal Wine Market and per capita consumption levels for wine in Chile for the years 1998 through 2002:

                 Year                Total Volume (1)             Per Capita (2)
                 ----                ----------------             --------------
                                   (millions of liters)              (liters)

                 1998                      217                          15
                 1999                      235                          16
                 2000                      240                          16
                 2001                      257                          17
                 2002                      262                          17

----------
Sources: SAG, Central Bank and the Wineries of Chile Association

(1) Includes wine sales from pisco producers in the III and IV Regions of Chile.

(2)   Population estimated in accordance with the national census of April 2002.

      Wines in Chile can be segmented by product type. Chilean wineries produce and sell premium, varietals and popular-priced wines within the domestic market. Premium wines and many of the varietal wines are produced from high quality grapes, aged and packaged in glass bottles. Popular-priced wines are usually produced using non-varietal grapes and are not aged. These products are generally sold in either cartons or jug packaging.

      VSP's Production and Marketing. VSP was founded in 1865. Its principal vineyards are located in Molina, approximately 200 kilometers south of Santiago. The VSP estate in Molina is one of the largest single-site vineyards in Chile with an area of 1,160 hectares. As of December 31, 2002, VSP's vineyards covered an aggregate of 2,382 hectares in Chile, distributed among 8 different plantations, including additional property acquired in Requinoa, Chepica, Molina and Talca. The winery also has 600 hectares under long-term lease. In Argentina, FLC's vineyards are located in San Carlos, Mendoza, with an area of 400 hectares.

      VSP is one of Chile's largest producers and distributors of wine in terms of sales volume and net sales. In 2000, 2001 and 2002, the Company's sales amounted to Ch$56,094 million, Ch$69,592 million and Ch$75,158 million representing 15.9%, 18.8% and 21.7% of the Company's total net sales, respectively. The above net sales figures for wine include sales of bulk wine which amounted to Ch$1.758 million, Ch$1,893 million and Ch$2,190 million in 2000, 2001 and 2002, respectively.

      The following chart indicates the breakdown of VSP's volume in the domestic and export markets:

             Year         Domestic Volume     Export Volume       Total Volume
             ----         ---------------     -------------       ------------
                          (million liters)   (million liters)   (million liters)

             1998               28.7               23.1               51.8
             1999               28.7               27.7               56.4
             2000               32.1               33.8               65.9
             2001               42.8               40.9               83.7
             2002               51.2               45.0               96.1

      The Company estimates that VSP's share by volume of Chile's Formal Wine Market was approximately 13% in 2000, 17% in 2001 and 19% in 2002. According to the Wineries of Chile Association, VSP's share of Chile's total wine export sales by volume was 12% in 2000, 13% in 2001, and 13% in 2002. Specifically, in 1998, VSP became the second largest exporter of Chilean wines measured by both volume and revenues.

      VSP, VSH and FLC produce and market premium, varietal and popular-priced wines as set forth below:

      Brand                           Premium       Varietal      Popular-priced
      -----                           -------       --------      --------------

      Vina San Pedro
           Cabo de Hornos                X
           1865                          X
           Late Harvest                  X
           Castillo de Molina            X             X
           35 South                                    X
           Las Encinas                   X
           Urmeneta                                    X
           Gato                                        X                X
           Etiqueta Dorada                                              X
           Jazz                                                         X
           Santo Tomas                                                  X
           Amigo                                                        X
      Vina Santa Helena
           Seleccion del Directorio      X
           Siglo de Oro                                X
           Gran Vino                                   X                X
           Tradicion de Familia                                         X
      Finca La Celia
           La Celia                      X
           La Consulta                                 X
           Angaro                                      X
           Magallanes                                  X
           Don Eugenio                   X
           Amancay                                     X
           Altivo                                      X
           Furia                                                        X

      The following table presents the Company's breakdown of total sales volume in thousands of liters by category of VSP's wines during 2002:

         Category                   Domestic       Export         Total
         --------                   --------       ------         -----
                                            (thousands of liters)

         Premium                        296         1,569         1,866
         Varietal                     2,272         4,378         6,650
         Popular-Priced              48,595        32,352        80,947
         Bulk                             0         6,679         6,679
                                     ------        ------        ------
                   Total             51,163        44,979        96,142
                                     ======        ======        ======

      As of December 31, 2002, VSP's storage capacity totaled 75.1 million liters and its peak bottling and packaging capacity totaled 53,200 liters per hour.

      Domestic Market. The Company's domestic wine is packaged in bottles, jugs, cartons, and bag-in-box containers at VSP's production facilities in Lontue and Molina, Chile. The following chart shows the Company's packaging mix for domestic wine sales in 2000, 2001 and 2002:

                               Percentage of Total
                               Domestic Wine Sold

         Container                    2000          2001          2002
         ---------                    ----          ----          ----

         Carton                         89%           83%           80%
         Jug                             4%            6%            5%
         Glass Bottles                   6%           11%           15%
         Bag-in-Box                      1%            1%            0%
                                       ---           ---           ---
                 Total                 100%          100%          100%
                                       ===           ===           ===

      In 2001 and 2002, VSP obtained all of its glass bottles, carton package containers and jugs from third party suppliers. See "--Raw Materials".

      Beer is the principal substitute product for wine in Chile. In addition, the Company's wine products may also compete with other alcoholic beverages, such as spirits (mainly pisco), and with non-alcoholic beverages, such as soft drinks and juices.

      The real average price for the Company's domestic wine customers was Ch$557 and Ch$464 per liter in 1997 and 2002, respectively, experiencing a five-year CAGR of -3.6%.

      Export Market. According to industry sources, exports of Chilean wine (excluding champagne) increased from approximately 43 million liters in 1990 to 347 million liters in 2002, at a compounded annual growth rate of 19.0%. During 2001 and 2002 Chilean wine exports reached 312 million liters and 347 million liters, respectively. The Company believes that Chilean wine exports have grown steadily due to their comparatively low prices and positive international image, as well as due to external factors, such as low wine production in the Northern Hemisphere in certain years. During 2002, total Chilean wine exports increased 11.2% by volume.

      VSP exported 33.8 million liters, 40.9 million liters and 45.5 million liters of wine in 2000, 2001 and 2002, respectively. During 2002 VSP exported wine to 66 countries worldwide. These exports accounted for net sales of Ch$37,452 million, Ch$45,959 million and Ch$50,728 million in 2000, 2001 and 2002, respectively. In 2002, VSP's primary export markets included the United Kingdom, Sweden, the United States, France and Norway.

      Most exported wine is sold in glass bottles, except for a certain quantity of unbranded wine that is occasionally sold in bulk and the amount that is sold in carton containers. The following chart shows the Company's packaging mix for export wine volume in 2000, 2001 and 2002:

                     Percentage of Total Export Wine Volume

         Container                      2000         2001         2002
         ---------                      ----         ----         ----

         Glass Bottles (1)                78%          70%          68%
         Bulk                             12%          14%          15%
         Carton (2)                       10%          15%          17%
                                         ---          ---          ---
                  Total                  100%         100%         100%
                                         ===          ===          ===

----------
(1)   Includes jugs

(2)   Includes Bag-in-Box

      The Company experienced a five-year CAGR of 3.9% from Ch$926 in 1997 to Ch$1,124 per liter in 2002 in the real average price to its export wine customers.

      Raw Materials. The principal raw materials that VSP uses in its production process are purchased and harvested grapes, purchased wine, bottles, carton containers, corks and cardboard boxes. VSP obtained approximately 47% of the grapes used for export wines from its own vineyards during 2002. The majority of the wine sold in the domestic market is purchased from third parties, tested to assure compliance with the Company's quality standards, and blended at the winery before packaging. In 2002, approximately 52% of wine for domestic sale was purchased from seven local producers: 1) Corretajes Torres y Cia. Ltda., 2) Cooperativa Agricola y Vitivinicola Loncomilla Ltda., 3) Agrocomercial Metropolitana Ltda., 4) Cooperativa Agricola y Vitivinicola Cauquenes Ltda., 5) Hernan Garces E. 6) Sociedad Agroindustrial Rio Elqui Ltda. and 7) Cooperativa Agricola Pisquera Elqui Ltda. VSP has various alternative sources of supply which can be used when they are attractive. VSP's bottles are principally purchased from Cristalerias Chile; however, when prices have been favorable, VSP has purchased bottles from other suppliers. Carton containers are purchased either from Tetra Pak de Chile Comercial Ltda. or from SIG Combibloc Inc. and are assembled in VSP's own automated packing lines.

      Prices of principal raw materials used in wine production in Chile have not been volatile. However, from time to time, prices of grapes and wine vary depending on demand and supply factors.

      Domestic Sales, Transportation and Distribution. After production, bottling, and packaging, wine is either stored at the production facilities or transported to one of the 16 warehouses. The warehouses are part of the Company's warehouse network and are located throughout Chile. VSP wines used to be distributed and sold in Chile through the Company's sales and distribution network, under the same system and payment terms as the Company's beer products. In May 2000, VSP organized a new sales force to directly offer its products in the city of Concepcion. However, it continued delivering the products through the Company's beer distribution network. After the success of this new system, it was implemented in the cities of Vina del Mar and Valparaiso in November 2000, and in Santiago in May 2001. This system was further implemented in the cities of Temuco, Chillan, Los Angeles and Valdivia. See "--The Company's Beer Business--The Company's Beer Business in Chile--Sales, Transportation and Distribution".

      VSP's wine products in Chile are distributed to retailers, bars and restaurants, supermarkets and wholesale customers. In 2000, 2001 and 2002, the percentage mix of the above distribution channels for the Company's wine products in Chile was as follows:

                                               Percentage of Total Wine
                                                    Products Sold

      Distribution Channels                2000         2001         2002
      ---------------------                ----         ----         ----

      Retailers                              38%          33%          35%
      Bars and Restaurants                    7%           8%           6%
      Wholesalers                            20%          20%          22%
      Supermarkets                           35%          39%          37%
                                            ---          ---          ---
                     Total                  100%         100%         100%
                                            ===          ===          ===

      The Company had approximately 19,200 customers for its wine products at December 31, 2002, none of which accounted for more than 2% of its total wine sales by volume, with the exception of three supermarket chains and one wholesaler that represented 21% of them. The Company does not maintain any long-term contractual arrangements for the sale of wine with any of its customers.

      Export Sales, Transportation and Distribution. Internationally, VSP has arrangements with 164 agents who facilitate the export of its wine to 66 countries. The Company has signed distribution agreements with Schenk, one of the largest distributors in Europe, Asian Breweries, one of the largest beverage companies in Asia, and Shaw Ross International, a subsidiary of Southern Wine and Spirits, the main liquor wholesale distributor for the United States, as well as other distributors. In 2002, the Company signed a distribution agreement with the Swedish company Vin & Sprit AB, the owner of Absolut Vodka, to distribute VSP's wines in Sweden, Finland, Norway and Estonia, improving their position in those markets and taking advantage of synergies between both companies.

      Geographical Markets. In Chile, Santiago and surrounding areas (referred to as the Metropolitan Region), which account for approximately 41% of the Chilean population, represented approximately 39% of total domestic sales of VSP products by volume in 2002.

      The following table provides the distribution of VSP's exports during 2002 by geographical markets:

         Market                            Volume              Percentage
         ------                            ------          of Total Exports
                                   (thousands of liters)   ----------------

         Europe                            30,215                 67.2%
         South America                      5,727                 12.7%
         North America                      5,428                 12.1%
         Asia                               3,105                  6.9%
         Others                               504                  1.1%
                                           ------                -----
         Total                             44,979                100.0%
                                           ======                =====

      Competition. The wine industry is highly competitive in both the domestic and the export markets. VSP's domestic market share was approximately 19% in 2002. In Chile, VSP competes directly against all other Chilean wineries. The Company believes that VSP's primary domestic competitors, Concha y Toro and Santa Rita, derive their relative competitive strengths from their wide portfolio of products, well recognized brand names and established distribution networks. In 2002, Concha y Toro and Santa Rita had market shares of 23% and 24%, respectively. VSP also competes with Santa Carolina and numerous medium-sized wineries, including Undurraga, Cousino Macul and Tarapaca, and many small wine producers that make up Chile's "informal market".

      Internationally, VSP competes against Chilean producers as well as with wine producers from other parts of the world. According to information compiled by the Wineries of Chile Association, VSP is the second largest exporter of Chilean wines with a market share of approximately 13% in 2002. The Company's other principal Chilean competitors, namely Concha y Toro, Santa Rita and Santa Carolina had market shares of 16%, 4% and 3%, respectively.

The Company's Other Businesses

      Through its subsidiary Fabrica de Envases Plasticos S.A. ("PLASCO"), the Company owns and operates a plastic bottle factory which supplies most of the returnable and non-returnable plastic bottles used by the Company in the packaging of its soft drinks and mineral water products.

      The manufacturing of both returnable and non-returnable plastic bottles involves a two-step process. The first step consists of an injection molding process, which manufactures pre-forms from resin (polyethylene terephthalate). The second step involves blowing plastic bottles from the molded pre-forms. The Company purchases resin and completes the two-step process in order to fulfill the majority of its bottling requirements. In some cases, the Company purchases pre-forms manufactured by third party suppliers and completes only the bottle-blowing step at its own facilities.

      In 2002, all returnable and non-returnable plastic bottle requirements of ECUSA were supplied directly by PLASCO with the exception of five-liter bottles, which are bought by ECUSA in small quantities from third party suppliers. During 2002, PLASCO sold 290.3 million bottles and pre-forms of which, approximately 98% were plastic bottles and the remaining 2% were pre-forms. Of all bottles supplied by PLASCO, approximately 96% were manufactured by PLASCO into pre-forms and then blown into bottles and approximately 2% were manufactured by PLASCO while a third party made the injection process. The remaining 2% were bought by PLASCO and transferred to ECUSA. PLASCO has, to date, not made any bottle sales to third parties.

      Plastic bottle and pre-form sales increased from 274.1 million units in 2001 to 290.3 million in 2002. Plastic crate sales decreased by 40% from 0.5 million units in 2001 to 0.3 million units in 2002. PLASCO's net sales of Ch$15,224 million and net income of Ch$1,558 million in 2002 represented a decrease of 11.5% and 48.4%, respectively, over 2001, due to a change in the transfer price policy, which currently considers a return equal to its cost of capital.

      In September 2002, Pisconor S.A., a subsidiary of the Company, began the production of a new product for CCU's beverage portfolio, pisco, a grape spirit very popular in Chile that is produced in the northern part of the country and the southern part of Peru. In February 2003, the

Company began selling pisco under the brand "Ruta Norte". The pisco is produced in the "Elqui Valley" in the IV Region of Chile and it is sold thought out the country by the beer division sales force.

Government Regulation

      Government Regulation in Chile. The Company is subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in Chile. These regulations include labor laws, social security laws, public health, consumer protection and environmental laws, securities laws, and anti-trust laws. In addition, regulations exist to ensure healthy and safe conditions in facilities for the production, bottling, and distribution of beverages. As for environmental laws, see "Item 4: Information on the Company--Property, Plant and Equipment--Environmental Matters".

      The Company is subject to additional regulations concerning the production and distribution of beverages which fall under the category of "alcoholic beverage", the type of alcohol that can be used in the manufacture of alcoholic beverages, the additional elements that can be used in the production of each alcoholic beverage, and how alcoholic beverages must be packaged. The Ley de Alcoholes ("Alcoholic Beverages Law") establishes penalties, including criminal liability, depending on the seriousness of the violation of the law. Regulations issued under the Alcoholic Beverages Law specify the different types of alcohol and standards for human consumption, the minimum requirements that different types of alcoholic beverages must meet, the information that must be provided on labels and the procedures that must be followed to import alcoholic beverages. The production and bottling of non-alcoholic beverages is also subject to the supervision of the Servicio de Salud del Ambiente ("Environmental Health Service"), which inspects plants on a regular basis and takes samples for analysis. As to alcoholic beverages, the regulatory agency is the SAG.

      There are no special licenses or permits for the production of alcoholic beverages other than those required by regulations dealing generally with the production of consumer products. The sale of alcoholic beverages is regulated by Title III, Book II of the Alcoholic Beverages Law, which requires a special municipal license, which depends upon the nature of the point of sale (i.e., liquor store, restaurant, or other type of outlet). The Company has all licenses necessary for the Company's wholesale sales. Establishments for the retail sale of alcoholic beverages are regulated as to location and number in relation to the size of the municipality. Persons under 18 years of age are not allowed to purchase alcoholic beverages for on-premise consumption. In addition, advertising of beer and other alcoholic beverages is not permitted on television before 10 p.m. Recently, some municipalities have begun to impose restrictions to limit the hours during which liquor stores can remain open, pursuant to an amendment of their organic law.

      The production and distribution of mineral water is also subject to special regulation. Mineral water may only be bottled directly from sources which have been designated for such purpose by a Supreme Decree signed by the President of Chile. The Environmental Health Service provides a certification of data necessary to achieve such a designation. All of the Company's facilities have received the required designation.

      There are currently no material legal or administrative proceedings pending against the Company in Chile with respect to any regulatory matter. The Company believes that it is in compliance in all material respects with all applicable statutory and administrative regulations with respect to its businesses in Chile.

      Government Regulation in Argentina. The Company is subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in Argentina, including social security laws, public health, consumer protection and environmental laws, securities laws, and anti-trust laws.

      National Law 18,284 (the Argentine Food Code, or the "Code") regulates the manufacturing and packaging of food and beverages. The Code provides specific standards with which beer-bottling plants must comply and regulates the production of the different types of beer mentioned in the Code. The Code also specifies the different methods in which beer may be bottled as well as the information to be provided on labels. The health authorities of each province undertake the enforcement of the Code, and also establish the minimum age requirements for the purchase of alcoholic beverages. In general, no sale of alcoholic beverages is permitted to persons under 18 years of age. In the province of Buenos Aires, local law restricts the sale of alcoholic beverages, particularly between the hours of 11 p.m. and 8 a.m., and establishes harsh penalties for infringement. The Argentine Congress continues to consider proposed legislation to improve enforcement of drinking laws by establishing a minimum drinking age of 18 by federal law and limiting the hours permitted for the advertisement of alcohol products on radio and television as well as any content in such advertisement associating alcohol consumption with healthy activities.

      The bottling of mineral water is also regulated by the Code, which requires that the actual bottling process occur at the same location where mineral water is obtained.

      There are currently no material legal or administrative proceedings pending against the Company in Argentina with respect to any regulatory matter. The Company believes that it is in compliance in all material respects with all applicable statutory and administrative regulations with respect to its business in Argentina.

Organizational Structure

                     Ownership Structure as of May 31, 2003

-------------         ----------------------------------
Quinenco S.A.         Finance Holding International B.V.
-------------         ----------------------------------
        \               /
50.0%    \             /             50.0%
          \           /
-------------------------       ----------------------------      ----    ------
                                Anheuser-Busch International
Inversiones y Rentas S.A.       Holdings Inc. Chile II Ltda.      ADRs    Others
-------------------------       ----------------------------      ----    ------
                        \               /                        /        /
         61.6%           \             /    20.0%               / 6.1%   / 12.3%
                          \           /                        /        /
                    ---------------------------------------------------------
	                        Compania Cervecerias Unidas S.A.
                    ---------------------------------------------------------

      The Company is controlled by IRSA which owns 61.58% of the shares of Common Stock. IRSA, since 1986, was a joint venture between Quinenco and the Schorghuber Group through its wholly-owed subsidiary Finance Holding International B.V. ("FHI") of the Netherlands.

      In February 2001, Bayerische BrauHolding A.G. announced that it had sold approximately 49% of its interest in IRSA to Heineken International B.V., the Dutch brewer. Due to the above, Quinenco initiated legal actions alleging that the sale represented a violation of the existing shareholders' agreement with Bayerische BrauHolding A.G. and FHI Finance Holding International B.V. On January 14, 2003, Quinenco announced that it had reached an agreement ending its disputes with the Schorghuber Group, its joint venture partner in IRSA, which included amending the IRSA shareholders' agreement. As reported by Quinenco, on April 17, 2003, in accordance with the new terms and conditions of the amended shareholders' agreement, the Schorghuber Group gave Quinenco formal notice of the sale of 100% of its interest in FHI to Heineken Americas B.V., a subsidiary of Heineken International B.V. Therefore, Quinenco and FHI remain as the only two current shareholders of IRSA, each with a 50% ownership interest. The terms of the agreement also specified that IRSA would propose to the Board of Directors of CCU that it submit for consideration to its shareholders a dividend distribution equivalent to 100% of its 2002 earnings plus an extraordinary dividend distribution against CCU's retained earnings amounting to Ch$168,700 million, to be paid within 180 days of the agreement in single or multiple distributions. Additionally, as part of the agreement reached, Southern Breweries Establishment, a 50% subsidiary of CCU, agreed to sell its interest in the Croatian brewery, Karlovacka Pivovara d.d., to a wholly-owned subsidiary of Heineken International at a sale price equivalent to ten times its annual earnings from operations.

      Pursuant to an extraordinary shareholders' meeting held on February 26, 2003, the Company approved the payment, out of retained earnings, of an extraordinary dividend amounting to Ch$168,700 million, to be fully paid in multiple distributions on or before October 31, 2003. The first distribution was made on March 14, 2003 for Ch$56,375 million. Additionally, at the regular shareholders' meeting held on April 24, 2003, the shareholders agreed that the Company would pay on May 9, 2003, charging it to year 2002's profits, a final dividend totaling Ch$13,567 million. See "Item 8: Financial Information--Dividend Policy and Dividends". Further, on March 31, 2003, the Company sold its interest in Karlovacka to a subsidiary of Heineken International.

      Quinenco S.A. is a Chilean holding company engaged in a wide range of business activities in Chile and countries of the Southern Cone and Mercosur regions, including Brazil, Argentina and Peru. Quinenco's principal holdings include, among others, Madeco S.A. (a leading manufacturer of copper and aluminum-based products in Chile, Brazil, Argentina and Peru), Compania Nacional de Telefonos - Telefonica del Sur S.A. (a leading provider of local telephone service in southern Chile), Empresas Lucchetti S.A. (a leading producer of pasta in Chile), Banco de Chile (one of the largest and most respected banks in Chile, consolidating in this entity all of Quinenco's investments in the financial sector), Hoteles Carrera S.A. (a Chilean chain of luxury hotels) and Habitaria S.A. (a developer of residential real estate in Chile).

      Heineken, the Dutch brewer, is one of the largest brewers in the world with operations in more than 170 countries and 48,237 employees worldwide. Heineken sold 108.9 million hectolitres of beer in 2002, the main brands being Heineken and Amstel. Heineken grants licenses for local production and sale of its products in more than 60 countries. Approximately 50% of its sales are made in the European market.

      The following table provides the Company's significant subsidiaries as of May 31, 2003:

         Subsidiaries                     Country           Ownership Interest
         ------------                     -------           ------------------

         Cervecera CCU Chile Ltda         Chile                   99.99%
         CCU Argentina                    Argentina               89.18%
         ECUSA                            Chile                   99.94%
         VSP                              Chile                   60.33%
         PLASCO                           Chile                   99.99%
         Transportes CCU Ltda             Chile                   99.99%
         Pisconor S.A                     Chile                   99.99%

Property, Plant and Equipment

      Set forth below is information concerning the production facilities of the Company as of December 31, 2002, all of which are owned and operated by the Company or its subsidiaries:

                                               Nominal Installed       Utilized Capacity        Average Utilized
                                               Monthly Production      During Peak Month        Capacity During
                                                    Capacity                 (1)                    2002 (2)
                                                    --------                 ---                    --------
                                              (in million liters)
      Beer Production Facilities
      Santiago                                        43.3                   78.3%                   55.2%
      Antofagasta(3)                                   4.1                   77.0%                   57.9%
      Temuco (4)                                      12.0                   73.6%                   48.6%
                                                      ----
                            Chile Total               59.4                   77.3%                   54.1%
                                                      ====

      Santa Fe                                        23.0                   83.8%                   55.0%
      Salta                                            3.5                   67.5%                   49.0%
                                                      ----
                        Argentina Total               26.4                   81.6%                   54.2%
                                                      ====

      Soft Drink Production Facilities
      Santiago                                        66.5                   45.2%                   40.0%
      Talcahuano                                      17.5                   43.4%                   23.8%
      Antofagasta                                      9.8                   11.4%                   10.1%
                                                      ----
                                  Total               93.8                   41.3%                   33.9%
                                                      ====

      Mineral Water Production
      Facilities
      Coinco                                          21.0                   49.0%                   32.4%
      Casablanca                                       2.0                   21.9%                   13.3%
                                                      ----
                                  Total               23.0                   46.7%                   30.7%
                                                      ====

----------
(1) Based on the year ended December 31, 2002. Utilized Capacity During Peak Month is equal to production output as a percentage of Nominal Installed Production Capacity during the Company's peak month for each respective plant. The implicit slack (spare) capacity does not necessarily measure real slack capacity. The Company believes that real production capacity is less than the nominal installed production capacity as adjustments are required for real machinery performance, packaging mix, availability of raw materials and bottles, seasonality within the months and other factors. As a result, the Company believes that the peak monthly capacity utilization rates shown above understate real capacity utilization and that slack capacity is overstated. The Company estimates that during the peak month in 2002, the real slack capacity amounted to approximately 11.6 million liters in Chilean beer, 3.5 million liters in Argentine beer, 22.2 million liters in soft drinks and 6.0 million liters in Chilean mineral water.

(2) Average Utilized Capacity during 2002 equals the plant's total production output as a percentage of nominal installed annual production capacity in 2002. Nominal installed annual production capacity is calculated by multiplying the Nominal Installed Monthly Production Capacity by 11 months (on average, a one month period is required each year for maintenance and repairs). Given the seasonal nature of the Company's beer production and sales, these figures underestimate capacity utilization during peak months.

(3)   Bottling capacity

(4)   The plant in Temuco began its start-up period in November 1999.

      The Company's installed vinification and storage capacity is shown in the table below:

                                     Installed Vinification  Storage Capacity in
                                            Capacity          Tanks and Barrels
                                     ----------------------  -------------------
                                        (millions liters)     (millions liters)
      Wine Production Facilities
      Lontue                                   0.0                  15.6
      Molina                                  23.0                  59.2
                                              ----                  ----
                    Chile Total               23.0                  74.8
                                              ====                  ====

      Finca La Celia                           4.8                   6.5
                                              ----                  ----
                    Argentina Total            4.8                   6.5
                                              ====                  ====

      As of December 31, 2002, VSP had a nominal filling capacity of 34,500 liters per hour at its Lontue plant and a bottling capacity of 27,000 liters per hour at its Molina plant. At Finca La Celia in Argentina, VSP had a nominal filling capacity of 18,250 liters per hour.

      The Company's only outstanding encumbrances are a mortgage on the land where Vina San Pedro's wine facilities of Lontue and Molina are installed and the pledges or liens on the wineries' agricultural and industrial machinery, both in favor of Banco de A. Edwards (which merged with Banco de Chile in January 2002, with Banco de Chile remaining as the surviving entity), as evidenced in a public deed dated July 18, 1995, executed before the notary public of Santiago, Chile, Mr. Eduardo Pinto. The guarantees should expire upon final payment in December 2003 of the loan secured thereby.

Environmental Matters

      Chile. The Company's operations are subject to both national and local regulations in Chile relating to the protection of the environment. The fundamental environmental law in Chile is the Health Code, which establishes minimum health standards and regulates air and water quality, as well as sanitary landfills.

      The Ministry of Health has issued regulations to control pollution in the Santiago metropolitan area. In cases of emergency due to high levels of air pollution, these regulations state that the Santiago metropolitan area section of the Environmental Health Service has the authority to order the temporary reduction of the activities of companies in the area that produce particle and gas emissions. In emergency situations, depending on the degree of pollution, this agency can also order the reduction or even the suspension of activities of those companies classified as producing the highest level of particle and gas emissions. The Company complies in all material respects with current regulations applicable to both its beer and soft drink facilities in the Santiago metropolitan area.

      Additionally, Law N(0)19,300 of March 9, 1994 enacted the General Environmental Principles Act, including not only environmental protection regulations but also rules concerning the preservation of natural resources. The ordinance for the application of the Act requires that all industries and facilities operating before its enactment meet the objectives relating to the discharge of liquid wastes into the sewage systems, pursuant to a staggered schedule of deadlines set by resolutions issued by departments at different administrative levels. The Company is in all material respects in compliance with the Act and the ordinance, having fulfilled at each relevant stage all requirements prescribed by them.

      There are currently no material legal or administrative proceedings pending against the Company in Chile with respect to any environmental matter. The Company believes that it is in compliance in all material respects with all applicable environmental regulations.

      Argentina. New laws and regulations are being enacted in Argentina as a result of heightened community concerns for environmental issues. As a consequence, there are several statutes imposing obligations on companies regarding environmental matters at the federal, provincial, and municipal levels. On many occasions, private entities operating public utilities such as water supply and sewage, are in charge of controlling and enforcing those regulations. Many of these regulations have been recently enacted and little precedent exists as to their scope.

      The most important environmental statute in Argentina is the Hazardous Waste Act (Law 24,051) which, although a federal law, has been strictly adhered to in no more than three provinces. When certain federal tests indicate the need, the provisions of the Hazardous Waste Act are enforced. The application of the provisions of the Hazardous Waste Act are applied depending upon the magnitude of the public health risk and whether those conditions exist in more than one province. Hazardous waste is defined so as to cover any residue that may cause harm, directly or indirectly, to human beings that may pollute the soil, water, atmosphere or the environment in general. Generally, claims involving hazardous waste give rise to strict liability in the event of damage to third parties. In addition, each province in which the Company operates facilities has enacted environmental legislation with broad and generic goals, as well as water codes and related agencies to regulate the use of water and the disposal of effluents in the water.

      In November 1999, the province of Santa Fe approved the Environmental and Sustainable Development Act (Law 11.717). This Act regulates all the environmental issues in this province. In November 2002, the Federal Congress approved the General Environmental Act (Law 25.675), enforceable throughout the country. This law prevails over all provincial and municipal laws and regulations. CCU Argentina complies with all the environmental Argentine laws, rules and regulations.

      In the year 2000, CCU Argentina invested US$1.2 million to install a wastewater treatment plant. The plant is designed to treat 140 cubic meters per hour of liquid residuals and generates 260 cubic meters of biogas, which is used as boiler fuel. The main features of this plant are its minimum space requirements and its low electric power consumption, which make it perfectly suitable for the urban context where it is located.

      In the year 2002, CCU Argentina implemented a complete program for the treatment of its solid waste which involves the separation, collection, and reuse of such waste. This program is part of Company's constant effort to improve environment-related conditions.

      The regulation of matters related to the protection of the environment is not as well developed in Argentina as in the United States and certain other countries. Accordingly, the Company anticipates that additional laws and regulations will be enacted over time with respect to environmental matters. While the Company believes that it will continue to be in compliance with all applicable environmental regulation, there can be no assurance that future legislative or regulatory developments will not impose restrictions on the Company which could result in material adverse effects.

              ITEM 5: Operating and Financial Review and Prospects

Operating Results

      The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto included in Item 19:
Financial Statements and Exhibits. As discussed below, the Consolidated Financial Statements have been restated to recognize certain effects of inflation. In the following discussion, Chilean peso amounts have been rounded to the nearest million pesos, unless otherwise indicated. Certain amounts (including percentage amounts) which appear herein have been rounded and may not sum exactly to the totals shown.

      The Company prepares its financial statements in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. Note 24 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income and total shareholders' equity for the years ended December 31, 2000, 2001 and 2002. Although Chilean inflation was moderate during the periods covered by the Consolidated Financial Statements, as discussed below, Chile has experienced high levels of inflation in the past. Chilean GAAP requires that the Consolidated Financial Statements of the Company recognize certain effects of inflation. Accordingly, except where otherwise indicated, financial data have been restated in constant pesos of December 31, 2002 purchasing power.

      The Company is engaged in the business of producing, selling and distributing beer, carbonated and non-carbonated soft drinks (including fruit nectars), mineral water and wine in Chile, as well as exporting a portion of its Chilean wine production. The Company also produces, sells and distributes beer in Argentina, sells and distributes limited amounts of wine and soft drinks in Argentina and produces wine in Argentina for the export market. The Company produces plastic bottles for use in its business and plastic crates primarily for its own use and for sale to third parties.

           The following table sets forth for each of the periods indicated the net sales and operating income contributed by each of the Company's product segments, expressed in each case in millions of Chilean pesos of December 31, 2002 and as a percentage of consolidated net sales or operating income, as the case may be:

                                                                    Year Ended December 31,
                                         ----------------------------------------------------------------------------
                                            2000                      2001                        2002
                                         ----------                ----------                  ----------
Net Sales                                                  (millions of Ch$, except percentages)
Beer Chile Segment (1)                   Ch$133,327     37.9%      Ch$133,895       36.2%      Ch$134,474        38.9%
Beer Argentina Segment (1)                   52,223     14.8%          54,724       14.8%          24,881         7.2%
Soft Drinks and Mineral
         Water Segment (2)                  110,150     31.3%         111,744       30.2%         110,794        32.0%
Wine Segment (3)                             56,094     15.9%          69,592       18.8%          75,158        21.7%
Other (4)                                       267      0.1%             428        0.1%             583         0.2%
                                         ----------    -----       ----------      -----       ----------       -----
                            Total        Ch$352,062    100.0%      Ch$370,384      100.0%      Ch$345,891       100.0%
                                         ==========    =====       ==========      =====       ==========       =====
Operating Income
Beer Chile Segment (1)                    Ch$28,767     68.6%       Ch$29,756       66.2%       Ch$27,294        72.6%
Beer Argentina Segment (1)                   (5,783)   (13.8%)         (6,989)     (15.5%)        (11,808)      (31.4%)
Soft Drinks and Mineral
         Water Segment (2)                    9,546     22.8%           8,790       19.6%          10,107        26.9%
Wine Segment (3)                              5,532     13.2%           9,580       21.3%           9,464        25.2%
Other (4)                                     3,864      9.2%           3,823        8.5%           2,537         6.7%
                                         ----------    -----       ----------      -----       ----------       -----
                            Total         Ch$41,927    100.0%       Ch$44,962      100.0%       Ch$37,594       100.0%
                                          =========    =====        =========      =====        =========       =====

----------
(1) Includes sales of beer, beer by-products and other products such as malt, spent grain and yeast.

(2) Includes sales of carbonated and non-carbonated soft drinks, nectar, mineral water and related merchandise.

(3) Includes sales of wine, by-products and other products such as labels and corks.

(4)   Includes mainly sales of crates and other packaging.

      The following table provides certain information relating to operating results in millions of pesos and as a percentage of net sales for the periods indicated:

                                                                          Year Ended December 31,
                                               ----------------------------------------------------------------------------
                                                  2000                       2001                       2002
                                               ----------                 ----------                 ----------
                                                        (millions of Ch$, except percentages and sales volume data)
Net Sales                                      Ch$352,062      100.0%     Ch$370,384      100.0%     Ch$345,891      100.0%
Cost of Sales                                    (162,916)     (46.3%)      (175,182)     (47.3%)      (170,622)     (49.3%)
                                               ----------      ------     ----------      ------     ----------      ------
Gross Profit                                   Ch$189,146       53.7%     Ch$195,202       52.7%     Ch$175,269       50.7%
Selling and Administrative Expenses              (147,219)     (41.8%)      (150,240)     (40.6%)      (137,674)     (39.8%)
                                               ----------      ------     ----------      ------     ----------      ------
Operating Income                                Ch$41,927       12.4%      Ch$44,962       12.1%      Ch$37,594       10.9%
Non-Operating Income                               12,769        3.6%         23,984        6.5%          6,457        1.8%
Non-Operating Expenses                            (21,126)      (6.0%)       (17,694)      (4.8%)        (9,624)      (2.8%)
Price-Level Restatement                              (112)      (0.0%)        (2,471)      (0.7%)        (3,674)      (1.1%)
Income Taxes                                       (5,331)      (1.6%)        (7,360)      (2.0%)        (7,436)      (2.1%)
Minority Interest                                    (807)      (0.2%)        (1,893)      (0.5%)        (1,252)      (0.4%)
                                               ----------      ------     ----------      ------     ----------      ------
Net Income                                      Ch$27,321        8.1%      Ch$39,529       10.7%      Ch$22,065        6.4%
                                               ==========      ======     ==========      ======     ==========      ======

Sales volume (1):
   Beer (Chile)                                     352.2                      348.3                      350.2
   Beer (Argentina)                                 155.2                      151.2                      160.4
   Soft drinks and mineral water (2)                405.9                      414.2                      413.6
   Wine (3)                                          66.2                       84.6                       96.6

----------
(1)   In millions of liters.

(2) Includes sales of soft drinks and mineral water in Argentina, which equaled 2.9 million liters in 2000 and 1.5 million liters in 2001. During 2002, there were no sales of soft drinks and mineral water in Argentina.

(3) Includes sales of wine in Argentina, which equaled 0.3 million liters in 2000, 0.9 million liters in 2001 and 0.5 million liters in 2002.

      Net Sales. The Company's net sales were Ch$345,891 million in 2002 as compared to Ch$370,384 million in 2001, representing a 6.6% decrease for 2002 which is mainly explained by the decrease in the Company's Argentine beer segment, partially compensated by an increase in the wine segment, while soft drinks and Chilean beer remained relatively stable. The net sales performance of each business segment during 2002 is described below:

      Beer Chile: Net sales increased by 0.4% to Ch$134,474 million in 2002, from Ch$133,895 million in 2001. This increase in sales resulted from a 0.6% increase in beer sales volume, partially offset by a 0.4% decrease in per unit prices.

      Beer Argentina: Net sales decreased by 54.5% to Ch$24,881 million in 2002, from Ch$54,724 million in 2001. This decrease in sales resulted from a 57.6% decrease in per unit prices, as a consequence of the devaluation of the Argentine currency, partially offset by 6.1% increase in beer sales volume.

      Soft Drinks and Mineral Water: Net sales decreased by 0.9% to Ch$110,794 million in 2002, from Ch$111,744 million in 2001. This decrease in sales resulted from a 1.4% decrease in overall prices, due to a 1.1% decrease in soft drink unit prices, a 1.3% decrease in nectar prices and a 6.0% decrease in mineral water unit prices, partially offset by a 0.2% increase of overall sales volume, comprising a 25.1% increase in nectar and 2.6% increase in mineral water volumes, partially offset by a 2.1% decrease in soft drinks volumes.

      Wine: Net sales increased by 8.0% to Ch$75,158 million in 2002, from Ch$69,592 million in 2001. This increase in sales resulted from a 14.3% increase in overall sales volume, consisting of a 19.5% increase in domestic volumes and a 8.9% increase in export volumes, partially offset by a 5.5% decrease in overall prices, consisting of a 8.7% decrease in domestic per unit prices and a 1.4% decrease in export per unit prices.

      The Company's net sales were Ch$370,384 million in 2001 as compared to Ch$352,062 million in 2000, representing a 5.2% increase in 2001 which is mainly explained by increases in the Company's wine and Argentine beer segments, while soft drinks and Chile beer segments remained relatively stable.

      Cost of Goods Sold. The Company's cost of sales consists principally of the costs of packaging and other raw materials, labor costs for production personnel, depreciation of assets related to production, depreciation of returnable bottles, licensing fees, bottle breakage and costs of operating and maintaining plants and equipment. Cost of sales in 2002 amounted to Ch$170,622 million as compared to cost of sales in 2001 that reached Ch$175,182 million. As a percentage of net sales, cost of sales was 49.3% in 2002 compared to 47.3% in 2001. The increase in cost of sales as a percentage of net sales in 2002 is principally attributable to the Argentine beer segment and higher direct costs in the Chilean beer operation. The cost of goods sold performance of each business segment during 2002 is described below:

      Beer Chile: Cost of sales increased by 4.1% to Ch$56,594 million in 2002, from Ch$54,356 million in 2001. Cost of sales as a percentage of sales increased from 40.6% in 2001 to 42.1% in 2002 due to the effect of exchange rate fluctuations in dollar denominated raw materials and increases in one way packaging.

      Beer Argentina: Cost of sales decreased by 33.1% to Ch$19,229 million in 2002, from Ch$28,750 million in 2001 mainly, as a consequence of the devaluation of the Argentine currency. Cost of sales as a percentage of net sales increased from 52.5% in 2001 to 77.3% in 2002, mainly because direct production costs are indexed to the U.S. dollar and depreciation is accounted for in historical dollars.

      Soft Drinks and Mineral Water: Cost of sales decreased by 4.8% to Ch$51,338 million in 2002, from Ch$53,909 million in 2001. Cost of sales as a percentage of sales decreased from 48.2% in 2001 to 46.3% in 2002 mainly due to lower direct cost in mineral water, as a consequence of lower cost of packaging, and lower depreciation.

      Wine: Cost of sales increased by 7.8% to Ch$46,859 million in 2002, from Ch$43,487 million in 2001, mainly due to higher sales. Cost of sales as a percentage of net sales remained relatively stable.

      In 2001 cost of sales amounted to Ch$175,182 million as compared to cost of sales in 2000 of Ch$161,730 million. As a percentage of net sales, cost of sales was 47.3% in 2001 compared to 45.9% in 2000. The increase in cost of sales as a percentage of net sales in 2000 is principally attributed to higher direct costs in the Chilean and Argentine beer operations.

      Gross Profit. Gross profit decreased 10.2% to Ch$175,269 million in 2002, from Ch$195,202 million in 2001. As a percentage of net sales, gross profit decreased from 52.7% in 2001 to 50.7% in 2002. The decrease in gross profit was primarily due to the lower sales of Argentine beer measured in Chilean pesos as a consequence of the devaluation of the Argentine currency.

      In 2001, gross profit increased 3.2% to Ch$195,202 million from Ch$189,146 million in 2000. As a percentage of net sales, gross profit decreased from 53.7% in 2000 to 52.7% in 2001. The decrease in gross profit was primarily due to an increase in sales of wine and one way packaged products (goods with lower margins) as a percentage of the Company's overall sales.

      Selling, General and Administrative Expenses. The Company's selling, general and administrative expenses ("SG&A") include advertising and promotional expenses, salaries of administrative personnel, maintenance and general expenses, transportation and services provided by third parties. SG&A decreased 8.4% in 2002, to Ch$137,674 million, from Ch$150,240 million in 2001. This decrease is principally attributed to lower SG&A in the Company's Argentinean beer business, which was partially offset by higher SG&A in the Company's wine, Chilean beer and soft drink operations. As a percentage of net sales, SG&A decreased from 40.6% in 2001 to 39.8% in 2002. The SG&A performance of each business segment during 2002 is described below:

      Beer Chile: SG&A increased by 1.6% to Ch$50,586 million in 2002, from Ch$49,783 million in 2001. This increase resulted mainly from higher marketing expenses and depreciation, partially offset by lower salaries. As a percentage of net sales, SG&A remained relatively stable.

      Beer Argentina: SG&A decreased by 47.0% to Ch$17,460 million in 2002, from Ch$32,963 million in 2001. This decrease resulted mainly from the devaluation of the Argentine peso. As a percentage of net sales, SG&A increased from 60.2% in 2001 to 70.2% in 2002.

      Soft Drinks and Mineral Water: SG&A increased by 0.6% to Ch$49,349 million in 2002, from Ch$49,045 million in 2001. This increase resulted mainly from higher marketing expenses and depreciation, partially offset by lower salaries. As a percentage of net sales, SG&A increased from 43.9% in 2001 to 44.5% in 2002.

      Wine: SG&A increased by 14.0% to Ch$18,835 million in 2002, from Ch$16,525 million in 2001. This increase is mainly due to higher marketing, salaries and travel expenses. As a percentage of net sales, SG&A increased from 23.7% in 2001 to 25.1% in 2002.

      In 2001, SG&A increased 1.2% to Ch$150,240 million, from Ch$148,405 million in 2000. This increase is principally attributed to higher SG&A in the wine and soft drinks operations, which were partially offset by lower SG&A in the Company's Chilean and Argentinean beer businesses.

      Operating Income. Operating income decreased 16.4% in 2002 to Ch$37,594 million as compared to Ch$44,962 million in 2001. As a percentage of net sales, operating income ("operating margin") decreased from 12.1% in 2001 to 10.9% in 2002. The operating income performance of each business segment during 2002 is described below:

      Beer Chile: Operating income decreased by 8.3% to Ch$27,294 million in 2002, from Ch$29.756 million in 2001. Operating margin decreased from 22.2% in 2001 to 20.3% in 2002.

      Beer Argentina: Operating income decreased from a loss of Ch$6,989 million in 2001 to a loss of Ch$11,808 million in 2002. Operating margin decreased from negative 12.8% in 2001 to negative 47.5% in 2002.

      Soft Drinks and Mineral Water: Operating income increased by 15.0% to Ch$10,107 million in 2002, from Ch$8,790 million in 2001. Operating margin increased from 7.9% in 2001 to 9.1% in 2002.

      Wine: Operating income decreased by 1.2% to Ch$9,464 million in 2002, from Ch$9,580 million in 2001. Operating margin decreased from 13.8% in 2001 to 12.6% in 2002.

      In 2001, operating income increased 7.2% to Ch$44,962 million as compared to Ch$41,927 million in 2000. Operating margin increased from 11.9% in 2000 to 12.1% in 2001.

      Non-Operating Income. Non-operating income decreased by 73.1% in 2002 to Ch$6,457 million as compared to Ch$23,984 million in 2001. This decrease is primarily explained by the absence of the non-recurring gain of Ch$17,199 million in the sale of Backus & Johnston shares realized in 2001, and lower financial income (Ch$1,635 million in 2002 as compared to Ch$3,531 million in 2001, reflecting lower interest rates).

      In 2001, non-operating income increased 87.8% to Ch$23,984 million as compared to Ch$12,769 million in 2000. This increase is primarily explained by the non-recurring gain of Ch$17,199 million in the sale of Backus & Johnston shares realized in 2001, partially offset by lower interest income (Ch$3,531 million in 2001 as compared to Ch$4,846 million in 2000, reflecting lower cash balances and interest rates) and a decrease of Ch$4,433 million in gains generated by the sale of non-strategic assets.

      Non-Operating Expenses. Non-operating expenses decreased 45.6% in 2002 to Ch$9,624 million as compared to Ch$17,694 million in 2001. This decrease is mainly explained by lower severance payments and restructuring costs in 2002, lower interest expense (Ch$3,833 million in 2002 as compared to Ch$6,394 in 2001), the absence of expenses related to an extraordinary dividend paid in 2001 and lower losses in the sale of property, plant and equipment.

      In 2001, non-operating expenses decreased 16.2% to Ch$17,694 million as compared to Ch$21,126 million in 2000. This decrease is mainly attributed to lower non-recurring expenses of Ch$2,608 million related to the restructuring plan started by the Company in the second half of 2000, and the absence of a Ch$3,229 million provision in 2000 for impairment of property, plant and equipment.

      Price-Level Restatement. The price-level restatement of the Company's non-monetary assets, liabilities and equity due to Chilean inflation and foreign exchange fluctuations resulted in a net loss of Ch$3,674 million in 2002, as compared to a net loss of Ch$2,471 million in 2001. These negative results are mainly a consequence of the devaluation of the Argentine currency. A gain in price-level restatement results from holding monetary liabilities in excess of monetary assets during inflationary periods, or from holding foreign currency denominated assets in excess of foreign currency denominated liabilities during periods of devaluation of the Chilean peso. In both years, the losses incurred from price-level restatement as a percentage of net sales was less than 1.2%.

      In accordance with Chilean generally accepted accounting principles, the Company applies Technical Bulletin 64 ("TB 64") issued by the Chilean Institute of Accountants to translate and value investments in foreign subsidiaries (see
Note 1 to the Consolidated Financial Statements). Under TB 64, the Company's foreign investments in SBE and CCU Argentina are not subject to price-level restatements based on inflation in those countries. Instead, the euro and the U.S. dollar are considered to be the functional currencies, respectively. As a result, the effect of a devaluation of the peso against the U.S. dollar on the Company's Financial Statements is determined, in part, by the impact of such devaluation on the value of the Company's investments in SBE and CCU Argentina, as well as on foreign currency denominated obligations that qualify as a hedge against those investments. These effects are recorded in the account "Cumulative translation adjustment" in shareholder's equity. As of December 31, 2002, the Company's investment in SBE and CCU Argentina amounted to Ch$95,329 million, foreign currency denominated obligations that were designated as a hedge against these investments amounted to Ch$16,169 million and the positive cumulative translation adjustment account amounted to Ch$17,809 million.

      In 2000, the price-level restatement of the Company's non-monetary assets resulted in a net loss of Ch$112 million that represented less than 1% of net sales.

      Income Taxes. The Company's income taxes for 2002 amounted to Ch$7,436 million translating into an effective consolidated tax rate for the Company of 24.2%. Income taxes in 2001 amounted to Ch$7,360 million translating into an effective consolidated tax rate of 15.1%. The effective consolidated tax rate for the Company and its subsidiaries in 2002 was higher than the Chilean statutory rate of 16.0% due to losses in the Argentine subsidiaries, which are not subject to Chilean taxes, and the fact that Chilean companies and each of their domestic subsidiaries calculate and pay taxes on a separate basis rather than on a consolidated basis. In 2001, the effective consolidated tax rate was close to the Chilean statutory rate of 15.0% as a result of the use of all the tax loss carryforwards available to the wine subsidiary, a lower loss in Argentina than in 2002 and the effect on deferred income taxes from the change in the enacted Chilean statutory rate that would increase to 16.0% in 2002, 16.5% in 2003 and 17.0% in 2004.

      In accordance with Chilean law, a Chilean company and each of its domestic subsidiaries calculate and pay taxes in Chile on a separate basis rather than on a consolidated basis. As of December 31, 2002, the Company's consolidated subsidiaries had available tax loss carryforwards of Ch$9,301 million in Chile and Ch$17,245 million in Argentina. The Company's Chilean subsidiaries with the most significant tax loss carryforwards available include Transportes CCU Ltda. with Ch$4,736 million and Inversiones ECUSA S.A. with Ch$3,809 million. In Argentina, the subsidiary with the most significant tax loss carryforwards available is CICSA with Ch$16,925 million. In Chile, there is no legal expiration date prescribed by law with respect to tax loss carryforwards; however, in Argentina tax loss carryforwards are subject to a five-year expiration date. The extent to which the Company can utilize such tax loss carryforwards in the future will depend upon the amount of income earned by each subsidiary and the specific tax loss carryforwards available to that particular entity. Dividends paid to the Company by CCU Argentina will be included in the Company's taxable income in Chile, but will be governed by the applicable regulations of the Chilean tax authorities. The Company will receive a full credit against income tax in Chile with respect to such dividends for income taxes paid by the Argentine subsidiaries. On December 30, 1998, a 1% tax on assets was implemented in Argentina. This tax can be used as a credit to income tax and is subject to a four-year expiration date.

      In 2001, income taxes were Ch$7,360 million as compared to Ch$5,331 million during 2000, translating into an effective consolidated tax rate for the Company of 15.1% in 2001 and 15.9% in 2000. The Company's effective tax rate for 2000 was close to the Chilean statutory rate of 15.0% as a result of the use of all the tax loss carryforwards available to the Chilean beer subsidiary.

      Minority Interest. Minority interest in 2002 decreased 33.9% to Ch$1,252 million as compared to Ch$1,893 million in 2001. This decrease resulted from the higher losses of CCU Argentina and the lower net income in VSP.

      In 2001, minority interest increased 134.7% to Ch$1,893 million as compared to Ch$807 million in 2000. This increase resulted mainly from a higher net income of VSP.

      Net Income. Net income in 2002 was Ch$22,065 million, Ch$17,464 million lower than 2001's net income of Ch$39,529 million. The decrease in net income is primarily explained by a Ch$10,664 million decrease in non-operating result and Ch$7,367 million lower operating income in 2002.

      In 2001, net income was Ch$39,529 million, Ch$12,208 million higher than 2000's net income of Ch$27,321 million. The increase in net income is primarily explained by a Ch$12,278 million increase in non-operating results and Ch$3,035 million higher operating income in 2001, partially offset by lower minority interest charges and income tax expenses.

      Impact of Inflation. In general, inflation has an adverse effect of diminishing the purchasing power of a company's monetary assets that are not price-level indexed, and has a positive effect of reducing the real value of a company's monetary liabilities that are not price-level indexed. In addition, to the extent that increases in a company's costs of production are not passed on in the form of higher prices for a company's goods, inflation will adversely affect earnings.

      Most of the Company's monetary assets (principally accounts receivable) and liabilities (principally accounts payable) that are not price-level indexed are short-term and thus are not significantly affected by inflation. However, the Company's liability for deposits on bottles and containers (Ch$13,604 million at December 31, 2001 and Ch$11,754 million at December 31, 2002) is a long-term, non-indexed monetary liability that is affected over time by inflation. The net impact of inflation on the Company's capital expenditures has generally been neutral as all substantial assets constructed or acquired are fixed non-monetary assets and all substantial liabilities incurred in the process of financing capital expenditures are price-level indexed or foreign-currency denominated. Nonetheless, high rates of inflation in the future could have a variety of unpredictable effects on the Company and could adversely impact its operations.

      U.S. GAAP Reconciliation. Net income under U.S. GAAP for 2000, 2001 and 2002 was Ch$28,612 million, Ch$35,545 million and Ch$19,340 million, respectively, as compared to that reported under Chilean GAAP, Ch$27,321 million, Ch$39,529 million and Ch$22,065 million, respectively. These differences are principally the result of the inclusion under U.S. GAAP of an adjustment for amortization of goodwill on purchases of equity investments and subsidiaries, the inclusion of labor and overhead costs in inventories, the revaluation of fixed assets, the capitalization of interest on assets under construction, the adjustment of employee severance indemnities and the recording of deferred income taxes.

      Total shareholders' equity under U.S. GAAP as of December 31, 2000, 2001 and 2002 was Ch$443,520 million, Ch$425,041 million and Ch$434,271 million, respectively, as compared to that reported under Chilean GAAP for the same period of Ch$426,848 million, Ch$423,922 million and Ch$433,485 million, respectively. The main differences between shareholders' equity under U.S. GAAP and Chilean GAAP are the reversal of the revaluation of fixed assets and land held for sale in each year, the adjustment of held for sale securities as a component of equity, the inclusion of labor and overhead costs in inventories, the adjustment of negative goodwill on equity investments, the capitalization of interest on assets under construction, the adjustment of employee severance indemnities and the recording of deferred income taxes (FAS 109). In addition, U.S. GAAP requires that the minimum dividend required under Chilean law be accrued at the end of the year in which it is earned, whereas Chilean GAAP requires it to be recorded on the date on which it is declared.

      In July 2001, the United States Financial Accounting Standards Board issued its Standard No. 142 (FAS No. 142), "Goodwill and Other Intangible Assets". FAS No. 142 established the following:

o The accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible asset with a finite useful life will continue to be amortized, but goodwill and other intangible assets with indefinite useful lives will no longer be amortized.

o The remaining useful lives of intangible assets that are being amortized shall be evaluated each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of an intangible asset's remaining useful life is changed, the remaining carrying value of the intangible asset must be amortized prospectively over the revised remaining useful life.

o Goodwill and other intangible assets with indefinite useful lives that are not subject to amortization must be tested for impairment at least annually.

o All goodwill must be assigned to a reporting unit, which is defined as an operating segment or one level below an operating segment.

      Tests applied considered Company estimates for discounted cash flows and external information such as market value multiples and historic transactions of comparable companies. Different tests were performed for each business unit, depending on availability and applicability of information. There were no write-offs of goodwill as a result of the impairment tests. For more information regarding accounting for goodwill for U.S. GAAP purposes, see Note 24 1(h) to the Consolidated Financial Statements.

      For further details of these and other differences between Chilean GAAP and U.S. GAAP, see Note 24 to the Consolidated Financial Statements.

      Foreign Currency Fluctuation. For the effects of foreign currency fluctuation in the Company, see "Item 11: Quantitative and Qualitative Disclosures About Market Risk".

Liquidity and Capital Resources

      The Company's main source of liquidity has been cash generated by its operating activities, which amounted to Ch$71,430 million, Ch$69,824 million and Ch$64,761 million during 2000, 2001 and 2002, respectively.

      In the Company's opinion, its working capital is sufficient for the Company's present requirements.

      As of December 31, 2002, the Company had Ch$51,246 million in cash, time deposits and marketable securities, which does not include Ch$41,222 million corresponding to readjustable promissory notes issued by the Central Bank and purchased under resale agreements. Indebtedness, including accrued interest, amounted to Ch$71,445 million as of December 31, 2002. Short-term indebtedness included Ch$28,132 million of short-term obligations to banks and financial institutions under certain lines of credit described below, Ch$1,675 million representing the current portion of long-term public bonds, Ch$18,036 million representing the current portion of long-term debt to banks, and Ch$373 million representing other loans. As of December 31, 2002, long-term indebtedness (excluding the current portion thereof) comprised Ch$3,597 million of long-term obligations to banks, Ch$19,632 million of long-term obligations to the public represented by bonds and Ch$711 million of other loans.

      As of December 31, 2002, the Company was required, under debt covenants then in effect, to maintain certain financial ratios. The most significant covenants required the Company to maintain an interest coverage ratio (the ratio of earnings before interest and taxes ("EBIT") to interest expense) of no less than 2.25 to 1 on a consolidated and unconsolidated basis; to maintain a ratio of total debt to total capitalization of no more than 0.60 to 1 for both consolidated and unconsolidated amounts (capitalization is defined for this purpose as total debt plus shareholders' equity and minority interest); and to maintain a consolidated net worth of at least Ch$134,323 million (which should be adjusted in accordance with all price-level restatements that occur after December 31, 1995) in addition to an aggregate amount equal to 25% of its consolidated net income in each year beginning with 1996. Furthermore, the Company was required to maintain a current ratio (the ratio of current assets to current liabilities) of more than 1.0 to 1.0 on both a consolidated and unconsolidated basis, as well as an indebtedness ratio (the ratio of liabilities to shareholders' equity) lower than 2.0 on both a consolidated and unconsolidated basis. Regarding a new credit facility subscribed by CCU Cayman Islands Branch on May 9, 2003, the Company is required to maintain a consolidated interest coverage ratio (the ratio of operating income plus depreciation and operating amortization to interest expenses) equal or higher than 3.00 to 1.00, to maintain a consolidated leverage ratio (the ratio of financial debt to operating income plus depreciation and operating amortization) equal or lower than 3.00 to 1.00, and a minimum consolidated equity of 15 million Unidades de Fomento (as of May 31, 2003, approximately US$357 million).

      At December 31, 2002, the Company met all its financial debt covenants and had a current ratio of 3.04 to 1 on an unconsolidated basis and 1.79 to 1 on a consolidated basis; a ratio of EBIT to interest expense of 10.29 to 1 for the Company on an unconsolidated basis and 8.95 to 1 for the Company on a consolidated basis; and a ratio of total debt to total capitalization of 0.10 to 1 for the Company on an unconsolidated basis and 0.14 to 1 for the Company on a consolidated basis. The Company's net worth as of December 31, 2002 was Ch$433,485 million. The Company's indebtedness ratio was 0.31 and 0.41 on an unconsolidated and consolidated basis, respectively.

      The following table summarizes debt obligations held by the Company as of December 31, 2002. The table presents principal payment obligations in millions of Chilean pesos by interest rate structure, financial instrument and currency, with their respective maturity dates and related weighted-average interest rates:

                  Interest-Bearing Debt as of December 31, 2002
                      (millions of Ch$, except percentages)

                                                        Expected Maturity Date

                       Average
                         Int.
Fixed rate               Rate       2003       2004      2005      2006     2007  Thereafter    TOTAL
----------               ----       ----       ----      ----      ----     ----  ----------    -----
Ch$ (UF) (*)   Bonds     6.0%      Ch$1,675    1,353     1,353     1,353     377     15,195     21,308
                                  ---------    -----     -----     -----     ---     ------     ------
TOTAL                              Ch$1,675    1,353     1,353     1,353     377     15,195     21,308
                                  =========    =====     =====     =====     ===     ======     ======

                       Average
                         Int.
Variable rate            Rate       2003       2004      2005      2006     2007  Thereafter    TOTAL
-------------            ----       ----       ----      ----      ----     ----  ----------    -----
Ch$ (UF) (*)   Banks     1.9%      Ch$1,680      843       843       843     843         --      5,052
US$            Banks     2.4%        44,367       --        --        --      --         --     44,367
Euro           Banks     4.6%           119      226        --        --      --         --        345
                                  ---------    -----     -----     -----     ---     ------     ------
TOTAL                             Ch$46,166    1,069       843       843     843         --     49,764
                                  =========    =====     =====     =====     ===     ======     ======

----------
(*) A UF (Unidad de Fomento) is a daily indexed, peso-denominated monetary unit. The UF is set daily in advance based on the previous month's inflation rate.

      On May 9, 2003, CCU Cayman Islands Branch entered into a US$135 million, five-year unsecured, syndicated loan agreement, of which US$97 million were withdrawn on that date. The remaining US$37 million can be withdrawn on or before October 31, 2003. This credit agreement has a variable interest rate of 1.99% in U.S. dollars, on an annual base, for the first six months (LIBOR + 0.75%), and has five equal semi-annual amortization installments beginning on the third anniversary of the closing. Interest payments are on a quarterly basis. It was syndicated by 11 banks. To avoid the exchange and interest risks of this credit, the Company made cross currency swaps for an aggregate of US$96.1 million, of which 86.4% is in variable Chilean pesos rate and 13.6% is in fixed Chilean pesos rate.

      The treasury policy of the Company is to invest in highly liquid financial instruments issued by first class financial institutions. Investments are made primarily in Chilean pesos and U.S. dollars. As of December 31, 2002, the Company had invested Ch$71,507 million in Chilean peso related instruments and Ch$10,532 million in U.S. dollar related instruments.

      The following table summarizes financial instruments held by the Company as of December 31, 2002:

                                      Short-Term Financial Instruments
                                      --------------------------------
                                              (millions of Ch$)
             UF (*)                                    411
             Ch$                                    71,096
             US$                                    10,532
             Argentine $                                 4
                                                    ------
             TOTAL                                  82,043
                                                    ======

      As of December 31, 2002, the Company had no off-balance sheet arrangements or other trading activities that could materially affect its liquidity or the availability of or requirements for capital resources.

      Capital Expenditures. The Company continues to make substantial capital expenditures to meet estimated growth in demand for its products. The Company's plans for capital expenditures during 2003 and the 2004-2006 period are displayed in the following table. The information is presented in constant Chilean pesos of December 31, 2002.

Business Unit                                                             2003             2004             2005              2006
-------------                                                             ----             ----             ----              ----
                                                                                     (Ch$ Millions as of December 2002)
Beer Chile
                           Machinery and equipment                        2,819            1,891            1,818               896
                           Packaging                                      2,059            2,059            2,093             2,127
                           Marketing articles                             2,393            3,281            3,197             3,147
                           Software and hardware                            221              887            1,245             2,025
                           Other                                            328              219              188               196
                           Total                                          7,820            8,337            8,541             8,391

Beer Argentina
                           Machinery and equipment                        2,968               56              117               129
                           Packaging                                        241              173              232               272
                           Marketing articles                               517              347              305               272
                           Software and hardware                             26                0                0                 0
                           Other                                             93                0                0                 0
                           Total                                          3,844              577              654               673

Soft Drinks & Mineral Water
                           Machinery and equipment                          712            5,940            4,854             1,607
                           Packaging                                      3,360            3,306            2,804             2,636
                           Marketing articles                             1,518            3,013            3,013             3,013
                           Software and hardware                            173              360              276               360
                           Other                                            236              185               89                90
                           Total                                          5,998           12,804           11,037             7,706

Wine
                           Machinery and equipment                        1,975           12,082            4,406               934
                           Packaging                                      1,674            2,165            2,490             2,630
                           Marketing articles                                23              120              120               120
                           Software and hardware                            305              188              165               165
                           Other                                            469            3,725              945               845
                           Total                                          4,446           18,279            8,126             4,693

Others                                                                    3.253            5,457            6,334             4,059

-----------------------------------------------------------------------------------------------------------------------------------
Total                                                                    25,362           45,454           34,693            25,522
===================================================================================================================================

      During the years 2003 through 2006, the Company plans to make capital expenditures mainly to adapt, update and increase production capacity, install new bottling lines, enhance environmental protection, optimize its distribution system and warehouse facilities, invest in additional returnable bottles and crates to replace obsolete inventories, adapt to new packaging formats and support industry volume growth. Capital expenditures are also focused on improving management information systems and making additional investments in marketing assets.

      The Company reviews its capital investment program periodically and changes to the program are made as appropriate. Accordingly, there can be no assurance that the Company will make any of these proposed capital expenditures at the anticipated level or at all. In addition, the Company is studying the possibility of making acquisitions in the same or related beverage businesses, either in Chile or in other countries of South America's southern cone. The capital investment program is subject to revision from time to time due to changes in market conditions for the Company's products, general economic conditions in Chile, Argentina and elsewhere, interest, inflation and foreign exchange rates, competitive conditions and other factors.

      The Company expects to fund its capital expenditures through a combination of internally generated funds and long term indebtedness.

Research and Development

      The Company's research and development efforts do not involve material expenditures, as the Company relies primarily on technical assistance and technology transfer agreements with domestic and foreign companies and institutes. In June 1989, the Company entered into a technology transfer agreement with Paulaner-Salvator-Thomasbrau AG (a member of the Schorghuber Group, which owned 50% of IRSA, CCU's principal shareholder, until April 17,
2003) now through Paulaner Brauerei AG for assistance with all technical issues mainly related to the production and bottling of beer. The initial term of the agreement was five years, effective through May 1994, and the agreement has since been renewed annually. See "Item 6: Directors, Senior Management and Employees" and "Item 7: Major Shareholders and Related Party Transactions". The license agreement between CCU Argentina and Anheuser-Busch, signed in December 1995, provides the Company with both technical and marketing assistance for the production and marketing of Budweiser beer brand in Argentina. See "Item 4:
Information on the Company--Business Overview--The Company's Beer Business--The Company's Beer Business in Argentina--Beer Production and Marketing in Argentina". In June 1999 a development and design agreement was signed with Constar Inc. for the production of a new PET hot fill bottle.

Critical Accounting Policies and Practices

      The discussion and analysis of the critical accounting policies and practices that affect the financial statements of CCU S.A. is based on the policies discussed in our consolidated financial statements, which have been prepared in accordance with Chilean GAAP, including the Technical Bulletins issued by the Chilean Institute of Accountants and the instructions issued by the Superintendencia de Valores y Seguros ("SVS", equivalent to the Securities and Exchange Commission in the U.S.).

      The discussion and analysis of the Company has focused on those policies or accounting practices that are significantly affected by the use of estimates and/or judgments that, ultimately, could affect the amounts reported in the financial statements as assets or liabilities or as revenues or expenses in the income statement.

      Normally, the estimates or judgments that the Company applies are based on previous experience, assumptions developed from current circumstances and information that may be collected from qualified external sources.

      Accordingly, results that are derived from estimates or judgments determined by the Company may vary according to the circumstances.

      In this context, and considering the greater difficulty level that the discussion and analysis of certain accounting practices require, as well as the quantitative significance in relation to the Balance and Income Statement, the following are the Policies and Account Practices that we have defined as critical.

a) Revenues: The Company recognizes sales once the customers receive the product and legally vested with ownership rights. This coincides with the issuance of the invoice, which consumates the transaction from a tax perspective. Price discounts based on volume goal accomplishments are recognized in the same month that the obligation to grant the discount is generated. Price discounts are deducted from the net sales account. Relating to export sales of wine, revenues are generally recognized when the products are shipped, which in accordance with established sales terms is when title passes to the customer.

b) Allowance for doubtful accounts: At the end of each period, the Company records provisions to cover the doubtful collection of accounts receivable, which is mainly determined by the age of overdue balances, which is based on criteria established by the Company. The percentages provisioned range from 20% for accounts overdue between 61 and 90 days, to 100% in the case of accounts that are more than 180 days overdue. In case of rejected documents (bad checks), the percentage is 100% if they are overdue by more than 30 days. In the case of supermarkets, the provisions are determined on a case by case basis by the Credit Committee.

      Management considers that the provision determined under the parameters described above are reasonable and sufficient to cover losses inherent in these accounts.

      Notwithstanding the above, the Credit Committee may, under special conditions and after a detailed analysis of specific customers, determine that additional provisions be made. The provisions are deducted from accounts receivable.

c) Inventories: For the years 2000 and 2001, Inventories of finished and in-process goods, raw materials and supplies are stated at replacement cost, as defined in the Income Tax Law, including solely the cost of raw materials added to the products. The resulting value of inventories does not exceed their estimated net realizable values.

      As of December 31, 2002, the Company's subsidiaries Cervecera CCU Chile Ltda., ECUSA S.A., Vina San Pedro S.A., PLASCO, and Compania Industrial Cervecera S.A. changed the method used to value its finished products from direct cost including solely raw materials to a method which includes raw materials, labor and overhead costs.

      The Company records obsolescence provisions for finished products, products in process, raw material and other materials based on technical reports issued by the units responsible for the inventories.

d) Goodwill, negative goodwill, brands and other intangible assets: The Company normally amortizes goodwill, negative goodwill and registered brands over a maximum period of 20 years considering the expected period of return of the investments.

      Besides the assets referred above, prepaid expenses are the principal intangible assets of the Company, of which advertising expenses are the most important. Regarding the latter, the Company records advertising expenses in the Income Statement when they are incurred, with the exception of those that are related with preferential sales contracts or sponsorships, which are amortized based on the period covered by the executory contract or sponsorship. The cost of television and other media advertising are deferred and recognized as an expense when the corresponding advertisement is first shown.

e) Deposits on bottles and containers: Glass and plastic returnable bottles and crates are presented within fixed assets at their historic cost plus price-level restatement and net of obsolescence provisions. Glass bottles are depreciated over a period of up to eight years, plastic bottles over up to four years, and plastic crates over ten years.

      In Chile, returnable bottles are proprietary and are only given to customers in exchange for a deposit equivalent to a significant portion of the replacement cost of such bottles. The deposits are evidenced by the issuance of a legal commodity agreement. The amount collected by this concept is recorded in the Deposits on bottles and containers liability account that is not price-level adjusted. The deposit is returned to the customer when the bottles and the commodity agreement are returned.

      The expected return of bottles and containers put into circulation in the market and the estimated value of valid deposits, especially those from glass bottles, are adjusted annually. The adjustment is based on an estimate that is carried out counting the bottles held by customers plus an estimate of the number of bottles in hands of the final consumers, established as a result of independent studies and historical information regarding the return of these bottles.

      In Argentina, all companies use the same returnable bottles. Therefore, unlike in Chile where returnable bottles are proprietary and require a deposit, bottles are loaned to customers at no cost.

f) Severance indemnities: The Company and most of its subsidiaries have agreed with their personnel to the payment of long-term severance indemnities. The accrued liability covering this obligation is reported under Long-term liabilities and has been calculated each year based on the present value of the obligation, assuming a 7% discount rate and an average employee tenure of eight years for 2000 and 2001. In June 2002 the Company began to estimate the average employee tenure based on the legal retirement age (65 for men and 60 for women).

      In those cases where only a limited number of workers per year are entitled to this benefit, the obligation is presented under current liabilities at its nominal value. For CCU employees in countries other than Chile no such agreements exists.

g) Investments: The investments in Karlovacka and the Argentine subsidiaries are recorded in accordance with Technical Bulletin No. 64 of the Chilean Institute of Accountants. Under this pronouncement, the financial statements of foreign subsidiaries, which operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations must be remeasured into euro and U.S. dollars and translated into Chilean pesos at the year-end exchange rate. As a result, no effect is given to price-level restatements based on inflation in those countries and the euro and U.S. dollar are considered to be the functional currency of these operations respectively. Accordingly, the financial statements of Karlovacka and the Argentine subsidiaries are prepared in accordance with Chilean GAAP except for the application of monetary correction and then remeasured into euro and US dollars as follows:

      1) Monetary assets and liabilities at the closing exchange rate for the period;

      2) All other assets and liabilities and shareholders' equity are expressed in historical euro and U.S. dollars;

      3) Income and expense accounts at average rates during the period;

      4) The resulting exchange adjustments are included in the results of operations.

      The resulting euro and U.S. dollar amounts are then translated to Chilean pesos at the Observed Exchange Rate of the euro and U.S. dollar in relation to the Chilean peso at the balance sheet date. The net equity in the foreign subsidiaries in Chilean pesos is compared to the investment valued by the equity method at the beginning of the year, as adjusted for price-level changes in Chile during the year. Any difference between the Company's participation in the equity of the subsidiaries and the investment therein as adjusted for Chilean inflation, arises from exchange adjustments, which are included in the Cumulative translation adjustment account in the equity section of the balance sheet under Chilean GAAP.

      The Argentine investments are subject to risk and certain restrictions due to potential inflationary and exchange risk. Impairment tests are performed on these and all investments when facts and circumstances indicate that there may be impairment. This process requires management's assessment of current conditions and management's estimate of future cash flows and future economic conditions. Any impairment loss is measured on the basis of the difference between the carrying value and the fair value of these investments.

Trend Information

      As described under "Item 4: Information on the Company--Business Overview" and "Item 5: Operating and Financial Review and Prospects--Operating Results," the most significant trend affecting the Company's results of operations currently and during the past four fiscal years has been the prolonged recession in Argentina which culminated in an economic crisis in 2002, and in Chile, the stagnated consumption due to the weak economic recovery after its 1999 recession. Sales volumes of the Company's principal products continue to be relatively stable compared to the past four fiscal years, however, margins have been affected by the economic situation and the competitive environment in the different business segments in which the Company participates. Margins have been affected due to higher raw material costs as a consequence of higher exchange rates. The Company has not been able to pass these higher costs to most of it product prices in Chile. In the case of soft drinks, prices have decreased slightly, and in the case of beer in Argentina, prices in dollar terms have decreased significantly due to the devaluation of the Argentine peso.

      In recent years, Argentina has suffered a prolonged recession which culminated in an economic crisis. Although the economic deterioration in Argentina appears to have improved in recent months, it is not possible to anticipate how the economic environment in Argentina will evolve, nor its effects on the economic and financial position of the Company's Argentine subsidiaries.

      On April 28, 2003, the Company and Heineken International signed license and technical assistance agreements which provide the Company with the exclusive rights to produce, sell and distribute Heineken Lager beer in Chile and Argentina commencing June 18, 2003. These agreements have an initial term of 10 years beginning in June 2003, renewable for subsequent periods of five years.

      On May 21, 2002, the President of Chile announced a possible increase in excise taxes, including taxes on alcoholic beverages, tobacco and diesel fuel, to finance a new health program. As beer and wine taxes have not gone up since 1971, this initiative caused distress in the political and business sectors in Chile. On June 26, 2002 several related excise tax proposals were sent to the Congress including additional hikes in gambling and value added taxes. Further, on June 11, 2003, the President of Chile sent a new proposal to Congress in order to increase tobacco, diesel fuel, alcoholic beverages and value added taxes. On June 18, 2003, the Chamber of Deputies approved an increase of the above taxes except for alcoholic beverages. The proposal must now be discussed in the Senate, presumably during July. The government announced its intention to insist in the increase of the alcoholic beverage excise taxes. A raise in beer and wine taxes could have a material adverse effect on future sales of these products and on the profitability of these business segments.

               ITEM 6: Directors, Senior Management and Employees

Directors and Senior Management

      The Company's directors and senior management as of May 31, 2003 are as follows:

Directors                          Position                          Position Held Since               At Company Since
---------                          --------                          -------------------               ----------------
Guillermo Luksic (1)               Chairman of the Board and         September 1990 (President)        November 1986
                                   Director                          November 1986 (Director)          November 1986
Giorgio Maschietto                 Vice President of the Board and   April 2001                        April 2001
                                   Director
Johannes Bauer (2)                 Director                          April 1991                        April 1991
Jorge Carey                        Director                          April 2001                        April 2001
Peter Hellich                      Director                          February 1993                     February 1993
Andronico Luksic (1)               Director                          November 1986                     November 1986
Manuel Jose Noguera                Director                          May 1987                          May 1987
Francisco Perez                    Director                          July 1998                         February 1991
John S. Koykka                     Director                          February 2001                     February 2001

Senior Management                  Position                          Position Held Since               At Company Since
-----------------                  --------                          -------------------               ----------------
Patricio Jottar                    Chief Executive Officer           July 1998                         July 1998
Dirk Leisewitz                     General Comptroller               June 1988                         December 1987
Jorge Aninat                       Engineering and Projects          March 1996                        April 1977
                                   Manager
Marisol Bravo                      Corporate Affairs and Public      June 1994                         July 1991
                                   Relations Manager
Pablo De Vescovi                   Human Resources Manager           September 1998                    November 1991
Francisco Diharasarri              CCU Chile Manager                 July 2000                         June 1985
Matias Elton                       Vina San Pedro Manager            January 1997                      January 1997
Alvaro Fernandez                   Pisconor Manager                  September 2002                    September 1998
Sergio Guzman                      ECUSA Manager                     July 2000                         July 2000
Hugo Ovando                        Development Manager               September 2002                    September 1997
Ricardo Reyes                      Chief Financial Officer           July 1996                         July 1996
Margarita Sanchez                  Chief of Legal Division           November 1986                     April 1972
Fernando Sanchis                   CCU Argentina Manager             May 1995                          May 1995

----------
(1) Guillermo Luksic and Andronico Luksic are brothers. See "--Item 7: Major Shareholders and Related Party Transactions".

(2) At the Board Meeting held on June 3, 2003, Mr. Johannes Bauer resigned as Board Member of the Company, being replaced by Mr. Philippe Pasquet. Mr. Pasquet is Heineken's Director for Latin America.

Patricio Jottar (age 40), has served as Chief Executive Officer of CCU since 1998. He is also currently a Director of CCU Argentina, ECUSA, Cerveceria Austral S.A. and Compania Cervecera Kunstmann S.A. and is Chairman of the Board of Vina San Pedro. Prior to joining CCU, he was Chief Executive Officer of Santander Chile Holding. He received a degree in Business Administration from the Catholic University of Chile and a Masters degree in Economics and Business Administration from the Instituto de Estudios Superiores de la Empresa ("IESE"), in Barcelona, Spain.

Dirk Leisewitz (57), is the General Comptroller of CCU and has been with the Company since 1987. He is also a Director of Cerveceria Austral S.A., Compania Cervecera Kunstmann S.A. and Clinica Alemana S.A., a major hospital in Chile. Additionally, he is member of the board of the Chilean-German Chamber of Commerce and Industry. Prior to joining the Company he was Division Manager of the Morgan Guaranty Group in Chile. He received a degree in Civil Engineering from the University of Chile, and a Masters in Administration and Management from the Catholic University of Louvain in Belgium.

Jorge Aninat (54), is the Engineering and Project Manager of CCU and has been with the Company since 1977. Prior to his current position he was Development Manager and Central Soft Drinks Division Manager. He received a degree in Civil Engineering from the State Technical University of Chile.

Marisol Bravo (43), is the Corporate Affairs and Public Relations Manager of CCU and has been with the Company since 1991. Prior to her current position she was Head of Special Projects at CCU. Before joining the Company she was Assistant Manager of Marketing at Citicorp Mutual Funds. She received a degree in Business Administration from the University of Chile.

Pablo De Vescovi (50), is the Human Resources Manager of CCU and has been with the Company since 1994. Prior to serving in this capacity he was Human Resources Manager of ECUSA. Before joining ECUSA he was the Human Resources Manager of Embotelladora Chile S.A. ("Embochile"), a former PepsiCo bottler, and Human Resources Vice President of The Chase Manhattan Bank in Chile. He received a degree in Business Administration from the Catholic University of Chile.

Francisco Diharasarri (42), is the General Manager of CCU Chile and has been with the Company since 1985. Prior to his current position, he was General Manager of ECUSA and General Manager of PLASCO. He received a degree in Civil Engineering from the University of Chile.

Matias Elton (45), is the General Manager of VSP and has been with the Company since 1997. He is also a Director of Ventisqueros S.A., a fish hatchery company, and Vice President of the Wineries of Chile Association. Prior to joining the Company he was General Manager for Latin America at Gist Brocade, a large yeast company. He received a degree in Business Administration from the University of Santiago.

Alvaro Fernandez (36), is the General Manager of Pisconor and has been with the Company since 1998. Prior to his current position, he was the Development Manager. He is also Director of Cerveceria Austral S.A. and Compania Cervecera Kunstmann S.A. Prior to joining CCU he was Commercial Manager of Santander Life Insurance Company and Vice President of Citicorp. He received a degree in Business Administration from the Catholic University of Chile.

Sergio Guzman (48), is the General Manager of ECUSA and has been with the Company since 2000. Prior to joining CCU he was Human Resources Manager of Quinenco, Business Development Manager of Embotelladora Andina S.A. and General Manager of the Embotelladora Andina Chilean division. He received a degree in Business Administration from the Catholic University of Chile and a graduate degree in economics from the same institution.

Hugo Ovando (32), is the Development Manager of CCU and has been with the Company since 1997. Prior to his current position, he was Corporate Projects Manager. He received a degree in Business Administration from the Catholic University of Chile and a Master's Degree in Business Administration from Babson College.

Ricardo Reyes (48), is the Chief Financial Officer of CCU and has held that position since 1996. Prior to joining the Company, he worked 18 years at Esso Chile Petrolera, an Exxon affiliate, holding the positions of Operations Manager, Financial and Planning Manager, and Information System Manager. He received a degree in Civil Engineering from the Catholic University of Chile.

Margarita Sanchez (57), is the Chief of the Legal Division of CCU and has been with the Company since 1972. Prior to her current position, she was Counsel and Chief Counsel at CCU. She received her law degree from the University of Chile.

Fernando Sanchis (42), is the General Manager of CCU Argentina and has been with the Company since 1995. Prior to joining the Company, he was Chief Financial Officer of Embochile, a former PepsiCo bottler and held the same position at Uruguay's PepsiCo's bottler. He received an accounting degree from the Buenos Aires University of Argentina.

      Senior management are full time employees of the Company, therefore, they do not perform business activities outside the Company. The principal business activities of the Company's directors are summarized in the following table:

      Directors               Business Activities Outside the Company
      ---------               ---------------------------------------

      Guillermo Luksic        Chairman of Quinenco
      Giorgio Maschietto      Director of Companies
      Johannes Bauer          Director of Companies
      Jorge Carey             Lawyer
      Peter Hellich           Technical Director of Paulaner Brauerei A.G.
      Andronico Luksic        Vice Chairman of Banco de Chile
      Manuel Jose Noguera     Legal Counsel of Quinenco
      Philippe Pasquet        Heineken's Director for Latin America
      Francisco Perez         Quinenco's CEO
      John S. Koykka          Vice President, International Development
                                Anheuser-Busch Companies

      As of December 31, 2002, the prevailing shareholders agreement in IRSA give Quinenco and the Schorghuber Group the right to propose to the Board of Directors of CCU the Chief Executive Officer and the Comptroller, respectively. Likewise, IRSA shareholders propose the appointment of CCU's Chairman within the members of the Board of Directors. On the other hand, under the agreement, neither Quinenco nor the Schorghuber Group can separately, directly or indirectly, buy or sell CCU's shares. On January 13, 2003, the existing shareholders agreement was amended in order to allow the Schorghuber Group to sell its interest in IRSA to Heineken. On April 17, 2003, the Schorghuber Group gave Quinenco formal notice of the sale of its interest in IRSA to Heineken International B.V.

Compensation

      For the year ended December 31, 2002, the aggregate amount of compensation paid and the expenses reimbursed by the Company to all directors was Ch$1,353 million (US$1.9 million).

      In each year, the Board of Directors makes a proposal regarding their compensation to the shareholders, which generally approve it during the annual general shareholders' meeting. In accordance with the decisions made at a shareholders' meeting, the compensation of its Board of Directors consists of a fixed monthly fee of UF 100 per Board member, and twice as much for the Chairman, along with profit-sharing equivalent to 5% of distributed dividends. In 2002, total compensation paid by the Company and its subsidiaries to each director of the Company for services rendered was as follows:

                             Attendance            Dividend                             Expense
Director                    meeting fee       participation          Subtotal     reimbursement             Total
--------                    -----------       -------------          --------     -------------             -----
                                                               (thousands of Ch$)
Guillermo Luksic              Ch$41,490          Ch$120,113        Ch$161,603             Ch$82        Ch$161,685
Giorgio Maschietto (1)           22,304              80,075           102,379                 0           102,379
Johannes Bauer                   21,169             120,113           141,282            38,257           179,539
Jorge Carey (1)                  22,875              80,075           102,950                 0           102,950
Rosita Covarrubias (2)                0              40,037            40,037                 0            40,037
Thomas Furst (2)                      0              40,038            40,038                 0            40,038
Peter Hellich                    20,034             120,113           140,147            17,149           157,296
John S. Koykka (3)               21,740             110,103           131,843                97           131,940
Felipe Lamarca (3)                    0              10,009            10,009                 0            10,009
Andronico Luksic                 20,034             120,113           140,147                 0           140,147
Manuel Jose Noguera              20,034             120,113           140,147                 0           140,147
Francisco Perez                  26,264             120,113           146,377                 0           146,377

----------
(1) Mr. Giorgio Maschietto and Mr. Jorge Carey were elected as permanent Board members at the shareholders' meeting held on April 2001.

(2) Ms. Rosita Covarrubias and Mr. Thomas Furst were not re-elected to the Board at the shareholders' meeting held on April 2001.

(3) Mr. John S. Koykka was designated a permanent Board member in February 2001, after the resignation of Mr. Felipe Lamarca.

      For the year ended December 31, 2002, the aggregate amount of compensation paid by the Company to its senior managers and to the area managers of its five operating subsidiaries was Ch$3,626 million (US$5.0 million) (Ch$4,103 million or US$5.7 million in 2001).The Company does not disclose to its shareholders or otherwise make public information as to the compensation of its individual senior managers.

      The Company does not maintain any stock option, pension or retirement programs for its directors or senior managers.

Board Practices

      The Company is managed by its Board of Directors which, in accordance with the Company's Bylaws (Estatutos), must consist of nine directors who are elected at the general shareholders' meeting. The entire Board of Directors is elected for three years and the last election of directors occurred in April 2001. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between ordinary general shareholders' meetings. If such a vacancy occurs, the entire Board of Directors must be renewed at the next following ordinary general shareholders' meeting. The Company's senior managers are appointed by the Board of Directors and hold office at the discretion of the Board. There are regularly scheduled meetings of the Board of Directors once a month; extraordinary meetings are specially summoned by the Chairman at the request of any of the Board's members. The Board does not have an Executive Committee. The director's service contracts do not contain any provisions for benefits upon termination of employment.

      Audit Committee The Chilean Corporations Act was amended effective December 20, 2000. The following is a summary of the main provisions of the amendment. Under the amendment, the boards of directors of corporations whose market capitalization reaches or exceeds 1.5 million Unidades de Fomento (as of May, 31, 2003 approximately US$35.7 million) shall designate a directors committee (the "Audit Committee"). If the market capitalization falls below this threshold, the obligation to designate an Audit Committee disappears. However, corporations which do not reach the threshold may voluntarily assume the obligations concerning the Audit Committee, in which case they shall strictly follow the provisions of the amendment.

      The Audit Committee shall have the following powers and duties:

      (1) to examine the independent accountants' reports, the balance sheets, and other financial statements submitted by the corporation's managers or liquidators to the shareholders, and issue an opinion about them prior to their submission for shareholder approval;

      (2) to propose to the Board of Directors the independent accountants and the risk rating agencies, which the Board must then propose to the shareholders. Should the Board disagree with the Audit Committee's proposal, the Board shall be entitled to make its own proposal, submitting both to the shareholders for their consideration;

      (3) to examine the documentation concerning (i) contracts or agreements in which directors have an interest and (ii) transactions between related or affiliated companies, and to produce a written report on such documentation. A copy of the report shall be delivered to the Chairman of the Board, who shall read it at the Board meeting in which the relevant transaction is presented for approval or rejection;

      (4) to examine the managers' and chief executives' remuneration policies and compensation plans; and

      (5) all other matters contemplated in the company's bylaws or entrusted to the Audit Committee by a shareholders' meeting or the Board of Directors.

      For purposes of the related party transactions mentioned in paragraph (3) above, the following persons are considered by the Securities Market Law and the Chilean Corporations Act to be related to a company:

      (a) any entities within the financial conglomerate to which the company belongs;

      (b) corporate entities that have, with respect to the company, the character of parent company, affiliated company, subsidiary or related company. Parent companies are those that control directly or indirectly more than 50% of the subsidiary's voting stock (or participations, in the case of business organizations other than stock companies), or that may otherwise elect or appoint, or cause the election or appointment, of the majority of the directors or officers. Limited partnerships (sociedades en comandita) may likewise be affiliates of a corporation, whenever the latter has the power to direct or guide the administration of the general partner (gestor) thereof. Related companies are those that, without actually controlling the affiliate, own directly or indirectly 10% or more of the affiliate's voting stock (or participations, in the case of business organizations other than stock companies), or that may otherwise elect or appoint, or cause the election or appointment of at least one board member or manager;

      (c) persons who are directors, managers, administrators or liquidators of the company, and their spouses or their close relatives (i.e., parents, father/mother in law, sisters, brothers, sisters/brothers in law); and

      (d) any person who, whether acting alone or in agreement with others, may appoint at least one member of the management of the company or controls 10% or more of the capital of the company.

      In addition, the Superintendency of Securities and Insurance may create a presumption that any individual or corporate entity is related to a company if, because of relationships of equity, administration, kinship, responsibility or subordination, the person:

      (i) whether acting alone or in agreement with others, has sufficient voting power to influence the company's management;

      (ii)  creates conflicts of interest in doing business with the company;

      (iii) in the case of a corporate entity, is influenced in its management by the company; or

      (iv) holds an employment or position which affords the person access to non-public information about the company and its business, which renders the person capable of influencing the value of the company's securities.

      However, a person shall not be considered to be related to a company by the mere fact of owning up to 5% of the company, or if the person is only an employee of the company without managerial responsibilities.

      The Audit Committee's discussions, agreements, and organization are regulated, in every applicable matter, by the Chilean Corporations Act provisions relating to board of directors' meetings. The Audit Committee shall inform the Board of Directors about the manner in which it will request information and about its resolutions.

      In addition to the general liabilities imputable to any director, the directors that compose the Audit Committee shall, in the exercise of their duties, be jointly and severally liable for any damage caused to the corporation or the shareholders.

      The Audit Committee shall be composed of three members, the majority of which shall be independent. Independent directors are those that would have been elected even if the votes cast in the director's favor by the controlling shareholder and its related persons had not been counted. However, a majority of directors related to the controlling shareholder is permissible if there is an insufficient number of independent directors. Should there be more than three directors entitled to participate in the Audit Committee, the Board of Directors shall elect the members of the Audit Committee by unanimous vote. Should the Board fail to reach an agreement, the matter shall be decided by drawing. The Company's Audit Committee is composed of Messrs. Jorge Carey, John Koykka and Francisco Perez, of whom the first two are independent directors and the third one appointed with the controlling shareholder's votes .

      The members of the Audit Committee shall be remunerated. The amount of such remuneration shall be established annually by the shareholders, taking in consideration the duties that the Audit Committee members shall perform. The remuneration of the members of the

Company's Audit Committee is 17 Unidades de Fomento (as of May 31, 2003, approximately US$405) per Audit Committee meeting.

      The shareholders shall determine the budget of the Audit Committee and those of its advisors, and the Audit Committee shall be allowed to request the recruitment of professionals to fulfill its duties, within the limits imposed by the budget. The activities of the Audit Committee and its expenses, including its advisors', shall be included in the annual report and conveyed to the shareholders. The budget of the Company's Audit Committee and its advisors is 1,000 Unidades de Fomento (as of May 31, 2003, approximately US$23,823).

Employees

      Chile. As of December 31, 2000, 2001 and 2002, the Company had a total of 3,759; 3,411 and 3,462 permanent employees in Chile, respectively. As of December 2002; 2,235 were represented by labor unions. The labor unions are members of eleven federations. Some of these federations represent their union members in collective bargaining negotiations with the Company. As of December 31, 2002, the average tenure of the Company's full-time employees was approximately eight and a half years.

      Unionized employees represent approximately 65% of the total permanent workforce of the Company.

      During 2002, 682 employees renewed their collective contracts, all of them for a period of two years. The contract renewals are expected to increase the unionized workforce costs between 1% and 2%.

      All employees who are terminated for reasons other than misconduct are entitled by law to receive a severance payment. In the years 2000, 2001 and 2002, the Company made severance payments in the amounts of Ch$4,740 million, Ch$2,477 million and Ch$1,069 million, respectively. Permanent employees are entitled to the basic payment, as required by law, of one month's salary for each year, or six-month portion thereof, worked. This condition is subject to a limitation of a total payment of no more than 11 months' pay for employees hired after August 14, 1981. Severance payments to employees hired before August 14, 1981 are not subject to any limitation. The Company's employees who are subject to collective bargaining agreements have a contractual benefit to receive a payment in case of resignation, consisting of a payment of one monthly base salary for each full year worked, not subject to a limitation on the total amount payable but subject to a limitation on the total number of employees who can claim the severance benefit during any one year. In 2002, the Company laid off 157 employees.

      The Company does not maintain any pension fund or retirement program for its employees. Workers in Chile are subject to a national pension fund law which establishes a system of independent pension plans, administered by Administradoras de Fondos de Pensiones ("AFPs"). The Company has no liability for the performance of the pension plans or any pension payments to be made to the employees.

      In addition to its permanent work force of 3,453 employees, as of December 31, 2002, the Company had 715 temporary employees, who were hired for specific time periods to satisfy short-term needs.

      Argentina. As of December 31, 2000, 2001 and 2002, the Company had a total of 573, 481 and 446 permanent employees respectively. As of December 31, 2002; 266 employees were represented by three labor unions. Two of the labor unions are members of one federation, Federacion Argentina de Trabajadores Cerveceros y Afines (the Argentine Beer Workers Federation, or "FATCA"). As of December 31, 2002, the average tenure of the Company's employees in Argentina was nine years.

      Collective bargaining in Argentina is done on an industry-wide basis, rather than, as in Chile, on a company-by-company basis. According to the provisions of an agreement signed in 1975, salary levels of unionized workers are reviewed periodically. At the end of December 1998, an agreement was signed regulating working conditions and worker salaries for the period between January 1, 1999 and June 30, 2001. As of May 31, 2003, no new agreement has been executed regulating working conditions and worker remuneration, although the parties continue to operate pursuant to the terms of the 1998 agreement.

      In Argentina, as in Chile, all employees who are terminated for reasons other than misconduct are entitled by law to receive a severance payment. The Company made severance payments in connection with its Argentine operations in the amounts of Ch$1,468 million, Ch$678 million and Ch$419 million, in 2000, 2001 and 2002, respectively. According to the Argentine Labor Law, employees who joined the Company before October 1998 are entitled to the basic payment as required by law of one month's salary for each year or fraction thereof worked. This monthly amount cannot exceed three times the average monthly salary established under the applicable collective bargaining agreement and cannot be less than the equivalent of two monthly salaries of the employee. For those employees hired after October 1998, the severance payment is the equivalent of 8.33% of a monthly salary for each month of tenure. As of January 8, 2002 a new temporary rule came into force. According to the current labor laws, the severance payment due to a dismissed employee is to be doubled. This rule, which is included in Law 25561, has been successively extended.

      In addition to its permanent work force of 446 employees, as of December 31, 2002, the Company had 95 temporary employees, who were hired for specific time periods to satisfy short-term needs.

Share Ownership

      As of December 31, 2002, senior management and members of the Board of the Company in the aggregate owned less than one percent of the Company's shares.

            ITEM 7: Major Shareholders and Related Party Transactions

Major Shareholders

      CCU's only outstanding voting securities are its shares of Common Stock. The following table sets forth certain information concerning ownership of the Common Stock as of May 31, 2003, with respect to each shareholder known to CCU to own more than 5% of the outstanding shares of Common Stock and with respect to all directors and executive officers of CCU as a group:

      Shareholder                         Number of shares owned     % Ownership
      Inversiones y Rentas S.A                 196,137,960              61.58%
      Anheuser-Busch International
          Holdings, Inc. Chile II Ltda          63,695,333              20.00%
      Directors and executive
          officers of the Company as
          a group (1)                               98,242               0.03%

----------
(1) Does not include the 196,137,960 shares owned by Inversiones y Rentas, which is 50% beneficially owned by the Luksic family, as discussed below. Guillermo Luksic and Andronico Luksic, directors of the Company, are members of the Luksic family.

      In addition, as of May 31, 2003, JPMorgan Chase Bank, the Depositary for CCU's ADR facility, was the record owner of 19,297,720 shares of Common Stock (6.06% of the outstanding Common Stock) deposited in the Company's ADR facility.

      As of May 31, 2003, the Company had 5,613 shareholders.

      IRSA is a Chilean privately held corporation formed for the sole purpose of owning a controlling interest in the Company. IRSA is owned 50% by Quinenco S.A., which is a holding company of the Luksic Group, and 50% by FHI, a subsidiary of Heineken International. On April 17, 2003, the Schorghuber Group gave Quinenco formal notice of the sale of its interest in IRSA to Heineken International. See "Item 4: Organizational Structure".

      On January 4 and 5, 2001, Anheuser-Busch International Holdings, Inc. acquired 23,887,716 shares from Compania de Petroleos de Chile S.A. which represented a 7.5% ownership interest in CCU, 24,805,929 shares from local pension funds in an open market purchase in the Santiago Stock Exchange and 3,045,500 shares in an open market transaction in the New York Stock Exchange. As a result of these transactions, Anheuser-Busch International Holdings, Inc. became the owner of a 16.2% stake in the Company. Anheuser-Busch International Holdings, Inc. transferred its shares to a Chilean corporation called Anheuser-Busch International Holdings, Inc. Chile II Ltda., which owns 20.0% of the Company as of May 31, 2003.

Related Party Transactions

      In the ordinary course of its business, the Company engages in a variety of transactions with affiliates of the Luksic Group and the Schorghuber Group, the beneficial owners of IRSA until

April 17, 2003, as well as with other shareholders of the Company. On that date, the Schorghuber Group gave Quinenco formal notice of the sale of its interest in FHI, and therefore in IRSA, to a subsidiary of Heineken B.V. See "Item 4:
Organizational Structure".

      Additionally, the Company produces, bottles and distributes Paulaner beer under license from Paulaner Brauerei AG, which is controlled by the Schorghuber Group. The license, granted in 1990, permits the Company to sell Paulaner beer produced by the Company in other Latin American countries, with the consent of the licensor. This license had an initial term of ten years, beginning in May 1990, and originally was automatically renewable for successive ten-year periods. The agreement was amended in 1995 to provide for the Company's exclusive production in Chile of a super-premium beer under the Paulaner label and the Company's exclusive distribution in Chile of a variety of additional imported Paulaner products. The amended contract has a term of five years, beginning in May 1995, and is renewable for successive five-year periods beginning in the year 2000. See "Item 4: Information on the Company--Business Overview--The Company's Beer Business in Chile--Beer Production and Marketing in Chile".

      The Company also has entered into a technical service agreement with Paulaner-Salvator-Thomasbrau AG (now Paulaner Brauerei AG) pursuant to which Paulaner Brauerei AG provides the Company with "know-how" for the production of beer and assistance in the selection and development of raw materials and the modernization of plant installations. This agreement was signed in June 1989. The initial term expired in May 1994 and the agreement has since been renewed annually according to the its terms. See "Item 5: Operating and Financial Review and Prospects--Research and Development". As of May 31, 2003, the technical service agreement -no longer a related party transaction- remains in force.

      The Company produces, bottles and distributes Budweiser beer in Argentina under license from Anheuser-Busch, and sells imported Budweiser beer in Chile under a distribution agreement. In relation with CCU Argentina, the Company and Anheuser-Busch also signed an investment agreement that gives the option, until 2005, to Anheuser-Busch to increase its current participation of 10.8% up to 20.0% of CCU Argentina. See "Item 4: Information on the Company--Business Overview--The Company's Beer Business in Argentina" and "Item 4: Information on the Company--Business Overview--The Company's Beer Business in Chile". Anheuser-Busch began buying CCU's shares in January 2001. As of May 31, 2003; Anheuser-Busch owned 20.0% of the Company's shares. See "--Major Shareholders".

      On April 28, 2003, the Company and Heineken International signed license and technical assistance agreements which provide the Company with the exclusive rights to produce, sell and distribute Heineken Lager beer in Chile and Argentina commencing June 18, 2003. These agreements have an initial term of 10 years beginning in June 2003, renewable for subsequent periods of five years.

      Article 89 of the Chilean Corporations Act requires that the Company's transactions with related parties be on a market or "arm's-length" basis. The Company believes that it has complied with the requirements of Article 89 in all transactions with related parties. These transactions are carried out on the basis of formal contracts signed by each party. Since the Audit Committee was set up in 2001, all such contracts have been reviewed by it, and then approved by the Board of Directors, which approval was a usual practice even before the Audit Committee was created. The principal related party contracts include rental of properties, the rendering of services and product sales.

      The principal transactions with related parties for the twelve-month period ended December 31, 2002, are detailed below:

Company                                    Relationship        Transaction                                               Amounts
-------                                    ------------        -----------                                               -------
                                                                                                               (thousand of Ch$)
Banco de Chile                             Affiliate           Purchase of time deposits                             151,798,496
                                                               Interest on time deposits                                 511,601
                                                               Commissions paid                                          113,692
                                                               Interest paid                                              63,053
                                                               Collecting services                                       128,525
                                                               Forward contract                                       61,425,670
                                                               Loans obtained                                          1,965,683
                                                               Valuables transport                                     2,267,103
                                                               Sale of products                                            2,367
Editorial Trineo S.A.                      Affiliate           Purchase of products                                      182,829
                                                               Services received                                          22,805
Hoteles Carrera S.A.                       Affiliate           Services received (expense)                                21,485
                                                               Sale of products                                           11,680
Inmobiliaria del Norte S.A.                Affiliate           Services received (expense)                                47,823
Karlovacka Pivovara d.d.                   Equity Investee     Services rendered (income)                                 34,181
Paulaner Brauerei A.G.                     Shareholder of      Licenses and technical
                                           CCU S.A.                assistance received                                    74,486
Southern Breweries                         Equity Investee     Advances on current account                               326,055
  Establishment                                                Payments on behalf of SBE                                 137,403
                                                               Collected Adjustments                                      54,523
Anheuser Busch Inc.                        Affiliate           Licenses and technical assistance                         489,459
                                                               Transfers on current account                              431,166
                                                               Purchase of products                                    1,942,838
                                                               Sale of products                                        1,068,650
Cotelsa S.A.                               Affiliate           Purchase of products                                       59,629
                                                               Purchase of pallets                                        87,649
                                                               Services received (expense)                                 3,442
Lanzville Investments Establishment        Affiliate           Collected Adjustments                                      50,221
Alufoil S.A.                               Affiliate           Purchase of products                                      699,719
Finca La Celia S.A.                        Subsidiary          Reimbursement of expenses                                  37,497
                                                               Purchase of products                                       18,179
                                                               Interest on current account                                 1,308
                                                               Reimbursement of expenses                                  96,931
                                                               Services rendered (income)                                 74,916
                                                               Remittance due to raise of Capital                     13,620,031
                                                               Remittance sent                                         4,336,251
                                                               Remittance received                                     4,267,485
Empresa Nacional de Telecomunicaciones     Affiliate           Services received (expense)                               357,151
Entel PCS Telecomunicaciones S.A.          Affiliate           Services received (expense)                               111,959
Banedwards S.A. Corredores de Bolsa        Affiliate           Interest on investments                                    21,410
Banchile Corredores de Bolsa               Affiliate           Purchase of investments                               120,458,400
                                                               Interest on investments                                    42,560
Anheuser Busch Lat. Corporation            Affiliate           Technical assistance (expense)                             31,901
Cerveceria Austral S.A.                    Affiliate           Purchase of products                                        6,579
                                                               Royalties                                                 334,631
                                                               Services rendered (income)                                 27,728
                                                               Sale of raw materials                                     102,075
Comercial Patagona Ltda.                   Affiliate           Purchase of products                                       10,408
                                                               Services received                                           1,508
                                                               Transport                                                  13,861
                                                               Invoicing of products                                     360,674
Compania Cervecera Kunstmann               Affiliate           Purchase of products                                      139,987
Soc. Agricola y Ganadera                   Affiliate           Purchase of products                                        9,012
  Rio Negro Ltda.                                              Sale of products                                            4,575
Telefonica del Sur Carrier S.A.            Affiliate           Services received (expense)                                 3,760
Telefonica del Sur S.A.                    Affiliate           Services received (expense)                                 9,945
Vina Totihue S.A.                          Equity Investee     Purchase of products                                        3,793
                                                               Invoicing of products and services                         74,906
                                                               Fixed asset transfer                                    1,693,581
                                                               Services rendered                                          70,819
                                                               Reimbursement of expenses                                   1,750

      See Note 17 to the Consolidated Financial Statements for information about the years 2000 and 2001.

Interests of Experts and Counsel

      Not applicable

                          ITEM 8: Financial Information

Consolidated Statements and Other Financial Information

      See "Item 19: Financial Statements and Exhibits" for the Company's Financial Statements and notes, audited by PricewaterhouseCoopers.

Wine Exports

      The Company, through its subsidiary VSP, exports wine to 66 countries. VSP is the second largest wine exporter in Chile. See "Item 4: Information on the Company--Business Overview--The Company's Wine Business".

      The following table presents the Company's wine exports by volume, in Chilean pesos and as percentage of total sales for the last three years:

                                            2000          2001          2002
                                            ----          ----          ----

      Exports (thousands of liters)       33,804        40,858        44,979
         % of total sales                    4.1%          3.5%          4.4%

      Exports (Ch$ million)               37,452        45,908        50,728
         % of total sales                   10.6%         12.4%         14.7%

Legal Proceedings

      As of May 31, 2003, the Company has no material legal proceedings.

Dividend Policy and Dividends

      The Company's dividend policy is reviewed and established from time to time by the Board of Directors and reported to the annual regular shareholders' meeting, which is generally held in April. Shareholder approval of the dividend policy is not required. Each year the Board of Directors must submit its proposal for a final dividend in respect of the preceding year for shareholder approval at the annual regular shareholders' meeting. As required by the Chilean Corporations Act, unless otherwise decided by unanimous vote of the issued, subscribed and paid shares, the Company must distribute a cash dividend in an amount equal to at least 30% of its net income for that year, unless and except to the extent it has losses accumulated from previous years. The Board of Directors has the authority to pay interim dividends during any one fiscal year, to be charged to the earnings thereof.

      The Board of Directors announced at the annual regular shareholders' meeting held on April 24, 2003, its decision to maintain the current dividend policy for future periods, which authorizes distribution of cash dividends in an amount equal to 50% of the Company's net income under Chilean GAAP for the previous year. The Company's dividend policy is subject to change in the future due to changes in Chilean law, capital requirements, economic results and/or other factors. During the last regular shareholders' meeting a dividend of Ch$42.59722 per share of Common Stock was approved in addition to the interim dividend of Ch$22.00 per share of Common Stock distributed in January 2003. Together, these dividend payments amounted to Ch$20,574 million, representing 100% of 2002 net income available to be distributed as dividend, after the deduction of the loss of subsidiaries in development period.

      Additionally, pursuant to a special shareholders' meeting held on February 26, 2003, the Company approved the payment, out of retained earnings, of an extraordinary dividend amounting to Ch$168,700 million, to be fully paid in multiple distributions on or before October 31, 2003. The first distribution was made on March 14, 2003 for Ch$56,375 million. In this occasion, Board Members waived their right to a variable compensation of 5% of the distributed dividend.

      Dividends are paid to shareholders of record as of the fifth business day (including Saturdays) preceding the date set for payment of the dividend. The holders of the ADRs on the applicable record dates are entitled to dividends declared for each corresponding period.

      The following table sets forth the amounts of interim and final dividends and the aggregate of such dividends per share of Common Stock and per ADS in respect of each of the years indicated:

                         Ch$ Per share (1)                          US$ Per ADS (2)
                         -----------------                          ---------------
Year ended
December 31,    Interim      Final (3)        Total       Interim      Final (3)         Total
------------    -------      ---------        -----       -------      ---------         -----
1998             32.00        30.62           62.62         0.34         0.32            0.66
1999             26.00        38.65           64.65         0.25         0.38            0.63
2000             33.00        99.00(4)       132.00         0.29         0.82(4)         1.11
2001             33.00        33.00           66.00         0.24         0.25            0.49
2002             22.00        42.60           64.60         0.15         0.31            0.46

----------
(1)   Interim and final dividend amounts are expressed in historical pesos.

(2) U.S. dollars per ADR dividend information serves reference purposes only as the Company pays all dividends in Chilean pesos. The Chilean peso amounts as shown here have been converted into

      U.S. dollars at the respective Observed Exchange Rate in effect at each payment date. Note: The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

(3) The final dividend with respect to each year is declared and paid within the first five months of the subsequent year.

(4) This payment, made on May 9, 2001 considers the final dividend of Ch$7.388 per share Common Stock (US$0.06 per ADS) plus an extraordinary dividend of Ch$91.612 per share of Common Stock (US$0.76 per ADS), the latter paid out of retained earnings.

      The following table sets forth the amounts of the extraordinary dividend, to be paid out of retained earnings approved at a special shareholders' meeting held on February 26, 2003, separated by the amount already paid and the amount pending of payment, per share of Common Stock and per ADS:

Retained                                   Ch$ Per share (1)                        US$ Per ADS (2)
earnings from                              -----------------                        ---------------
previous years        Paid      Pending (3)     Total         Paid      Pending (3)     Total
--------------        ----      -----------     -----         ----      -----------     -----


2003                 177.00       352.67       529.67         1.27         2.54         3.81

----------
(1)   Dividend amounts are expressed in historical pesos.

(2) U.S. dollars per ADR dividend information serves for reference purposes only as the Company pays all dividends in Chilean pesos. The Chilean peso amounts as shown here have been converted into U.S. dollars at the Observed Exchange Rate in effect at the date of the first payment. Note:
      The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

(3) The pending portion of the extraordinary dividend are to be fully paid in multiple distributions on or before October 31, 2003.

      Pursuant to former Chapter XXVI of the Central Bank Foreign Exchange Regulations, currently replaced by Chapter XIV, a shareholder who was not a resident of Chile had to register as a foreign investor in order to have access to the Formal Exchange Market for remitting abroad any dividends, sales proceeds or other amounts accruing from shares in a Chilean company (see "Item 10:
Additional Information--Exchange Controls--General Legislation and Regulations"). Under the Foreign Investment Contract, the Depository, on behalf of ADR holders, will be granted access to the Formal Exchange Market to convert cash dividends from pesos to dollars and to pay such dollars to ADR holders outside of Chile. Dividends received in respect of shares of Common Stock by holders, including holders of ADRs who are not Chilean residents, are subject to Chilean withholding tax. See "Item 10: Additional Information--Taxation".

Significant Changes

      On January 14, 2003, Quinenco announced that it had reached an agreement ending its disputes with the Schorghuber Group, its joint venture partner in IRSA, which included amending the IRSA shareholders' agreement to allow the Schorghuber Group to sell its interest in IRSA to Heineken International within a three-year period provided that certain conditions were met.

      On February 24, 2003, Anheuser-Busch International Holdings, Inc. Chile II Limitada, a 20% shareholder of CCU, announced by the media that it had requested the SVS to determine if Article 199 of the Securities Law, which addresses the obligation for companies acquiring controlling interests in publicly-traded companies to do so through a public tender offer process, would be applicable to the transfer of interest from the Schorghuber Group to a subsidiary of

Heineken International. On April 14, 2003, the SVS notified Anheuser-Busch International Holdings, Inc. Chile II Limitada that said Article did not apply to the alluded transaction because Heineken International did not acquire a controlling interest in IRSA nor in CCU. On April 28, 2003, Anheuser-Busch International Holdings, Inc. Chile II Limitada filed a petition ("recurso de ilegalidad") before the Appellate Court of Santiago to overturn the SVS's decision. This petition remains pending and its outcome cannot be determined at this time.

      On March 31, 2003, the Company sold its equity investment in Karlovacka to a wholly-owned subsidiary of Heineken International B.V., generating a profit of Ch$20,221 million, subject to eventual post-closing contingent payments. See "Item 4: Information on the Company--Business Overview--The Company's Beer Business--The Company's Beer Business in Croatia".

      On April 17, 2003, the Schorghuber Group gave Quinenco formal notice of the sale of its interest in FHI, and therefore in IRSA, to Heineken Americas B.V., a subsidiary of Heineken International B.V. Therefore, the only two current beneficiary shareholders of IRSA are Quinenco and Heineken International, the latter through FHI, each with a 50% ownership interest.

      On April 28, 2003, the Company and Heineken Brouwerijen B.V. executed license and technical assistance agreements which provide the Company with the exclusive rights to produce, sell and distribute Heineken Lager beer in Chile and Argentina commencing June 18, 2003. These agreements have an initial term of 10 years beginning in June 2003, renewable for subsequent periods of five years.

      On May 9, 2003, CCU Cayman Islands Branch entered into a US$135 million, five-year unsecured, syndicated loan agreement, of which US$97 million were withdrawn on that date. The remaining US$37 million can be withdrawn on or before October 31, 2003. This credit agreement has a variable interest rate of 1.99% in U.S. dollars, on an annual base, for the first six months (LIBOR + 0.75%), and has five equal semi-annual amortization installments beginning on the third anniversary of the closing. Interest payments are on a quarterly basis. It was syndicated by 11 banks. To avoid the exchange and interest risks of this credit, the Company made cross currency swaps for an aggregate of US$96.1 million, of which 86.4% is in variable Chilean pesos rate and 13.6% is in fixed Chilean pesos rate.

                          ITEM 9: The Offer and Listing

Offer and Listing Details

      For the periods indicated, the table below sets forth the reported high and low closing sales prices for the Common Stock on the Santiago Stock Exchange as well as the high and low sales prices of the ADSs as reported by NASDAQ or by the NYSE, the latter since March 26, 1999:

                               Santiago Stock Exchange         NASDAQ/NYSE (since 3/26/99)
                            (per share of common stock)(*)              (per ADS)
                            ------------------------------              ---------

                                   High         Low                High           Low
                                   ----         ---                ----           ---
                                   (Ch$)       (Ch$)               (US$)         (US$)
Years
    1998                           2,700       1,300               31.12         13.00

    1999                           3,375       1,350               32.19         13.25
    2000                           3,471       2,100               34.25         18.44
    2001                           3,085       2,250               26.15         15.81
    2002                           2,399       1,800               17.70         12.10
    2003 (through May 31)          2,626       2,125               17.90         14.50
2001
   1st quarter                     3,057       2,450               26.15         21.31
   2nd quarter                     3,085       2,700               26.10         21.50
   3rd quarter                     3,024       2,430               22.25         16.75
   4th quarter                     2,550       2,250               19.00         15.81
2002
   1st quarter                     2,399       2,000               17.70         14.50
   2nd quarter                     2,210       1,910               16.74         14.60
   3rd quarter                     2,180       1,800               15.80         12.40
   4th quarter                     2,175       1,800               15.63         12.10
2003
   1st quarter                     2,626       2,125               17.90         14.50
Last six months
   December 2002                   2,175       1,999               15.63         13.70
   January 2003                    2,520       2,125               17.90         14.50
   February                        2,550       2,376               16.97         15.69
   March                           2,626       2,300               17.30         15.35
   April                           2,450       2,290               17.00         15.50
   May                             2,440       2,255               17.63         15.50

----------
(*)   Pesos per share of Common Stock reflect nominal price at trade date.

      Significant trading suspensions of the Company's stock have not occurred in the last three years.

Plan of distribution

      Not applicable

Markets

      The Company's Common Stock is currently traded on the Santiago Stock Exchange, the BEC, and the Valparaiso Stock Exchange. The Santiago Stock Exchange accounted for approximately 72% of the trading volume of the Common Stock in Chile in 2001 and 64% of such volume in 2002. Shares of the Company's Common Stock traded in the United States on the NASDAQ stock exchange between September 24, 1992 and March 25, 1999 and on the NYSE since March 26, 1999, in the form of ADSs, each representing five shares of Common Stock, with ADSs in turn evidenced by ADRs. The ADSs are issued under the terms of a deposit agreement dated September 1, 1992, as amended (the "Deposit Agreement"), among the Company, JPMorgan Chase Bank, as depositary (the "Depositary"), and the holders from time to time of the ADSs.

Selling Shareholders

      Not applicable

Dilution

      Not applicable

Expenses of the Issue

      Not applicable

                         ITEM 10: Additional Information

Share Capital

      Not applicable

Memorandum and Articles of Association

      Provided below is a summary of certain material information found in the Company's bylaws and provisions of Chilean law. This summary is not exhaustive. For more information relating to the items discussed in this summary, the reader is encouraged to read the Company's bylaws which have been filed as an exhibit to the Company's Registration Statement on form F-1, as amended, filed with the Commission on September 23, 1992 (File No. 033-48592).

      Registration and corporate purposes Compania Cervecerias Unidas S.A. (hereinafter "CCU") is a public corporation (sociedad anonima abierta) organized by means of a public deed dated January 8, 1902, executed before the notary public of Valparaiso, Mr. Pedro Flores, and its existence was approved by Supreme Decree N(degree) 889 of the Treasury Department, dated March 19, 1902, both of which were recorded on the reverse of folio 49, N(degree) 45 of Valparaiso's Registry of Commerce for 1902, and published in Chile's Official Gazette on March 24, 1902. The Company was recorded on March 8, 1982, at Chile's Securities Registry of the SVS under N(degree) 0007.

      The last amendment to the articles of association, which moved the domicile of the corporation from Valparaiso to Santiago City, and the complete, revised and updated text of the corporation's bylaws were set forth in a public deed dated 4 June 2001, executed before the notary public of Valparaiso, Maria Ester Astorga, an extract of which was recorded on the reverse of folio 474 N(degree) 363 of the Valparaiso Registry of Commerce for 2001, published in the Official Gazette on June 13, 2001, and recorded at the Registry of Commerce of Santiago on folio 18.149, N(degree) 14.600 for the year 2001.

      Under Article 4 of CCU's bylaws, its principal purpose is to produce, manufacture and market alcoholic and non-alcoholic beverages, to manufacture containers and packaging, and to provide transportation services, among other businesses.

      Directors Under the Chilean law regarding corporations (the "Chilean Corporations Act"), a corporation may not enter into a contract or agreement in which a director has a direct or indirect interest (i.e., a conflicting interest transaction) without prior approval by the Board of Directors, and then only if the terms of the conflicting interest transaction are similar to those of an arm's length transaction.

      If the conflicting interest transaction involves a "material amount," the Board of Directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm's length transaction. A conflicting interest transaction is deemed to involve a "material amount" if the amount involved is both greater than 2,000 Unidades de Fomento (as of May 31, 2002, approximately US$47,647) and exceeds 1% of the assets of the corporation, or if the amount exceeds 20,000 Unidades de Fomento (as of May 31, 2002, approximately US$476,467) regardless of the size of the corporation.

      If the Board of Directors believes that it is not possible to ascertain whether the conflicting interest transaction is similar to an arm's length transaction, it may approve or reject the conflicting interest transaction, or appoint independent advisors to make such a determination. If the Board appoints independent advisors, the report prepared by the advisors will be made available to the shareholders and the Board of Directors for 20 business days from the date the report was received from the independent advisors. The shareholders will be notified in writing of the receipt of the report. After this period the Board may approve or reject the conflicting interest transaction, but the Board is not required to follow the independent advisors' conclusion. The Board may treat the conflicting interest transaction and the report as confidential information. Shareholders representing at least 5% of the voting shares of the Company may request the Board to call a shareholders' meeting in order to approve or reject the conflicting interest transaction by a two-thirds majority of the outstanding voting shares.

      Interested directors are excluded from all decisions of the Board related to the conflicting interest transaction. All decisions adopted by the Board in respect of the conflicting interest transaction must be reported to the next following shareholders' meeting. The controller of the corporation or the related party which intends to enter into the conflicting interest transaction shall make available to the Board of Directors, at the time the transaction is being considered by the Board, all information relating to the transaction filed with any non-Chilean regulatory entities or stock exchanges.

      If a suit for damages arises from such a transaction, the defendant (i.e., one or more directors, the controller, a related party, or all of them) bears the burden of proof that the transaction was equally as or more beneficial to the corporation than an arm's length transaction, unless the conflicting interest transaction was previously approved by the shareholders.

      The amount of any director's remuneration is established each year at the annual shareholders' meeting. Directors are not entitled to vote on any proposal relating to compensation for themselves or any member of the Board.

      Directors are prohibited from borrowing or otherwise making use of corporate money or assets for their own benefit, unless previously authorized by the Board of Directors. Directors are also prohibited from borrowing or otherwise making use of corporate money or assets for the benefit of companies in which such directors are either directors or owners of a 10% interest or more, unless previously authorized by the Board of Director. Directors who receive such loans are excluded from voting on the matter. However, the shareholders' authorization is not required. These rules can only be modified by law.

      It is not necessary to hold shares of the Company to be elected a director, and there is no age limit established for the retirement of directors.

      Rights, preferences and restrictions regarding shares At least thirty percent of the Company's net profits for each fiscal year is required to be distributed in cash to the shareholders, unless the shareholders unanimously decide otherwise. Any remaining profits may be used to establish a reserve fund (that may be capitalized at any time, amending the corporate bylaws by the vote of a majority of the voting stock issued), or to pay future dividends.

      Compulsory minimum dividends, i.e., at least thirty percent of the Company's net profits for each fiscal year, become due thirty days after the date on which the annual shareholders' meeting has approved the distribution of profits in the fiscal year. Any additional dividends approved by the shareholders become due on the date set by the shareholders or the Board of Directors.

      Accrued dividends that corporations fail to pay or make available to their shareholders within certain periods are to be adjusted from the date on which those dividends became due and that of actual payment. Overdue dividends will accrue yearly interest established for adjustable operations over the same period.

      Dividends and other cash benefits unclaimed by shareholders after five years from the date on which they became due will become the property of the Chilean Fire Department.

      CCU has only one class of shares and there are therefore no preferences or limitations on the voting rights of shareholders. Each shareholder is entitled to one vote per share. In shareholders' meetings, determinations are generally made by a simple majority of stockholders entitled to vote. However, the Chilean Corporations Act provides that certain determinations require the vote of a two-thirds majority of the voting stock issued.

      The Company's directors are elected every three years and their terms are not staggered. Shareholders may accumulate their votes in favor of just one person or distribute their votes to more than one person. In addition, by unanimous agreement of the shareholders present and entitled to vote, the vote may be omitted and the election made by acclamation.

      In the event of liquidation, the Chilean Corporations Act provides that corporations may carry out distributions to shareholders on account of a reimbursement of capital only after the payment of corporate indebtedness.

      There are no redemption or sinking fund provisions applicable to the Company, nor are there any liabilities to shareholders relating to future capital calls by the corporation.

      Under Chilean law, certain provisions affect any existing or prospective holder of securities as a result of the shareholder owning a substantial number of shares. The Securities Market Law establishes that (a) any person who, directly or indirectly, (i) owns 10% or more of the subscribed capital of a corporation (the "majority shareholders") whose shares are registered in the Securities Registry of the SVS (the "SRSVS"), or (ii) owns any such percentage because of the purchase of shares; and (b) all directors, the chief executive officer, liquidators and other principal officers of any corporation whose shares are registered with the SRSVS, regardless of the number of shares they own, must report any purchase or sale of shares made by such persons or entities within two business days of such transactions to the SVS and to each of the stock exchanges in Chile where such corporation has securities listed. In addition, majority shareholders must inform the SVS and the stock exchanges with respect to whether the purchase is aimed at acquiring control of the corporation or just as a financial investment.

      The Securities Market Law also provides that when one or more persons intend to take over a corporation subject to oversight by the SVS, they must give prior public notice. This notice must include the price to be offered per share and the conditions of the proposed transaction, including the expected manner of acquiring the shares.

      Finally, Chapter XXV of the Securities Market Law was enacted on December 20, 2000, to ensure that controlling shareholders share with minority shareholders the benefits of a change of control, by requiring that certain share acquisitions be made pursuant to a tender offer. This tender offer requirement, however, is not wholly applicable to the current controlling shareholders of CCU, pursuant to the exemption contemplated in transitory article 10 of Law N(degree) 19.705, the benefits of which were granted to the controllers by the shareholders' meeting held on June 4, 2001. For a more complete description of the tender offer rules, see "Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds--Tender Offers".

      The Chilean Corporations Act provides shareholders with preemptive rights. The Act requires that options to purchase stock representing capital increases in corporations and debentures duly convertible into stock of the issuing corporation, or any other securities extending future rights over such stock, must be offered preferably, at least once, to existing shareholders, in proportion to the number of shares owned by them. A corporation must distribute any bonus stock in the same manner.

      The Chilean Corporations Act also provides shareholders with the right to withdraw from a corporation in certain situations. Unless there is an ongoing bankruptcy proceeding, if a shareholders' meeting approves any of the following matters, dissenting shareholders will be automatically entitled to withdraw from the corporation upon payment by the corporation of the market value of their shares:

      o transformation of the corporation into a different type of legal entity;

      o     merger of the corporation;

      o disposition of 50% or more of the assets of the corporation, whether or not including the disposition of its liabilities;

      o guarantee of a third party's obligations with collateral exceeding 50% of the corporation's assets;

      o establishment of preferences in connection with a series of shares, or any other modification of existing preferences, in which case only dissenting shareholders in the affected series will have the right to withdraw; and

      o curing certain errors or defects affecting the corporate charter, or amending the bylaws in respect of one or more of the matters listed above.

      In addition, shareholders may withdraw if a person becomes the owner of two-thirds of the outstanding shares of the corporation as a consequence of a share acquisition and such person does not make a tender offer for the remaining shares within 30 days.

      The Company's bylaws do not provide for additional circumstances under which shareholders may withdraw.

      Action necessary to change the rights of holders of stock Rights of stockholders are established by law and pursuant to the bylaws of a corporation. Any change to the rights of stockholders must be adopted by an absolute majority (i.e., 50% plus one) of stockholders or, in some cases, by a two-thirds majority vote, as discussed above. However, the amendment of certain rights requires a unanimous vote of the shareholders, including the right of shareholders to receive at least 30% of the net profits for each fiscal year. Notwithstanding the preceding, no decision of the shareholders' meeting can deprive a shareholder of his ownership of stock.

      The Company's bylaws do not contemplate additional conditions in connection with matters described in this subsection.

      Shareholders' meetings Annual shareholders' meetings are to be held during the first quarter of each year. During the meetings, determinations are made relating to particular matters, which matters may or may not be specifically indicated in the notice for such meeting.

      The quorum for a shareholders' meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority of the issued voting stock of CCU; if a quorum is not present at the first meeting, the meeting can be reconvened and upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the voting stock represented. In that case, decisions will be made by the absolute majority of stock with voting rights present or otherwise represented. The following matters are specifically reserved for annual meetings:

      o review of the state of the corporation and of the reports of internal and independent auditors, and the approval or rejection of the annual report, balance sheet, financial statements and records submitted by the officers or liquidators of the corporation;

      o     distribution of profits, including the distribution of dividends;

      o election or revocation of regular and alternate Board members, liquidators and management supervisors; and

      o determination of the remuneration of the Board members, designation of the newspaper were notices for meetings shall be published and, in general, any other matter to be dealt with by the annual meeting being of corporate interest and not specifically reserved to extraordinary shareholders' meetings.

      Extraordinary shareholders' meetings may be held at any time, when required by corporate necessity. During extraordinary meetings, determinations are made relating to any matter which the law or the Company's bylaws reserve for consideration by such extraordinary meetings, which matters shall be expressly set forth in the relevant notice. Whenever in an extraordinary shareholders' meeting determinations must be made relating to matters specifically reserved to annual meetings, the operation and decisions of such extraordinary meeting will follow the requirements applicable to annual meetings. The following matters are specifically reserved for extraordinary meetings:

      o     dissolution of the corporation;

      o transformation, merger or spin-off of the corporation and amendments to its bylaws;

      o     issuance of bonds or debentures convertible into stock;

      o transfer of 50% or more of the corporate fixed assets, whether or not including the disposition of its liabilities, or the transfer of 50% or more of its liabilities; and

      o guarantees of third parties' obligations, except when these third parties are subsidiary companies (in which case approval of the Board of Directors will suffice).

      In addition to the above, annual and extraordinary shareholders' meetings must be called by the Board of Directors in the following circumstances:

      o when requested by shareholders representing at least 10% of issued stock; and

      o     when required by the SVS.

      Only holders of stock recorded in the Register of Shareholders at least five days before the date of the pertinent meeting may participate with the right to be heard and vote in shareholders' meetings. Directors and officers other than shareholders may participate in shareholders' meetings with the right to be heard.

      Shareholders may be represented at meetings by other individuals, regardless of whether or not those persons are shareholders themselves. A proxy must be conferred in writing, and for the total number of shares held by the shareholder and entitled to vote in accordance with the previous paragraph.

      Limitations on the right to own securities The right to own any kind of property is guaranteed by the Chilean Constitution, and the Chilean Corporations Act does not contain any general limitation regarding the right to own securities. There are, however, certain limitations on the right of foreigners to own securities of Chilean corporations, but only for certain special types of companies. CCU is not affected by these limitations, and CCU's bylaws do not contain limitations or restrictions in this regard.

      Article 14 of the Chilean Corporations Act forbids public corporations from including in their bylaws any provisions restricting the free transferability of stock. However, two or more shareholders may enter into a private agreement on this matter, but, in order for these agreements to be effective, they must be recorded by the corporation and thus made available to any interested third parties. See "Item 6: Directors, Senior Management and Employees--Directors and Senior Management".

      Takeover defenses The Company's bylaws do not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

      Ownership threshold CCU's bylaws do not contain any ownership threshold above which shareholder ownership must be disclosed. For a description of the ownership thresholds mandated by Chilean law, see "--Rights, preferences and restrictions regarding shares".

      CCU's bylaws do not impose any conditions that are more stringent than those required by law for effecting changes in the capital of the Company.

Material Contracts

      Not applicable

Exchange Controls

      General Legislation and Regulations The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. See "Item 3. Key Information-Exchange Rate Information". Foreign investments can be registered with the

Foreign Investment Committee under Decree Law No. 600 - registration which grants the investor access to the Formal Exchange Market -- or with the Central Bank of Chile under Chapter XIV of the Central Bank Foreign Exchange Regulations.

      Effective April 19, 2001, the Central Bank of Chile abrogated the then existing Chapter XXVI of the Central Bank Foreign Exchange Regulations ("Chapter XXVI"), which addressed issuances of ADSs by a Chilean company, and issued an entirely new set of Foreign Exchange Regulations (the "April 19th Regulations"), virtually eliminating all the restrictions and limitations that had been in force up to that date. The April 19th Regulations were based upon the general principle that foreign exchange transactions can be made freely in Chile by any person, notwithstanding the power conferred by law to the Central Bank of Chile of imposing certain restrictions and limitations to such transactions.

      With the issuance of the above Regulations, the approval by the Central Bank of Chile required for access to the Formal Exchange Market was replaced with the requirement of disclosure of the relevant transactions to the Central Bank of Chile. However, some foreign exchange transactions, notably foreign loans, capital investment or deposits, continue to be effected through the Formal Exchange Market. The April 19th Regulations reduce the time needed to effect foreign exchange transactions by foreign investors in Chile.

      The April 19th Regulations, among others, eliminated the following restrictions:

      (1) prior authorization by the Central Bank of Chile for the entry of capital in connection with foreign loans, investment, capital contribution, bonds and ADRs;

      (2) prior authorization by the Central Bank of Chile for the remittance of capital in connection with repatriation of capital, dividends and other benefits related to capital contributions and investments, and prepayment of foreign loans;

      (3) minimum risk classification restrictions and terms for the issuance of bonds;

      (4) restrictions to the issuance of ADRs. Therefore, the rules established under Chapter XXVI of the previous Foreign Exchange Regulations are no longer applicable; and

      (5)   Mandatory Reserve deposits for foreign capitals.

      On January 23, 2002, the Central Bank of Chile replaced, as from March 1, 2002, the Foreign Exchange Regulations ("The New Rules"). The New Rules preserve the general principle established in the April 19th, 2001 Regulations, of freedom in foreign exchange transactions, reorganize chapters, simplify procedures and attachments and introduce several new provisions.

      According to the New Rules, Chilean entities are now allowed, under Chapter XIV, which refers to credits, deposits, investments and capital contributions from abroad, to:(i) dispose of such foreign currency allocated abroad, executing any of the transactions contemplated in Chapter XIV, without the need of bringing it into Chile, subject to the obligation of reporting said operation to the Central Bank of Chile; and (ii) capitalize any liability expressed in foreign currency and acquired abroad.

      Transactions made pursuant to Chapter XIV before April 19, 2001, shall continue to be subject to the applicable rules (i.e. former Chapter XXVI), unless the interested parties elect the applicability of the New Rules, expressly waiving the applicability of the provisions which would otherwise govern them.

      Notwithstanding the above, transactions executed before March 1, 2002, according to the regulations of the Central Bank of Chile in force at the time of their execution, may be reported to the Bank pursuant to the provisions contained in the New Rules.

      According to the April 19th Regulations, transactions made pursuant to Chapter XIV shall be governed by the rules in force at the time of delivery of currency into Chile, or at the time when they were disposed of abroad in order to pay certain creditors or obligations. In the case of payments of foreign loans (including bond issuances), they shall be subject to the regulations in effect at the moment the relevant payment or remittance was made. The New Rules widen the scope of these provisions, to include all operations which are effected under the provisions of Chapter XIV.

      The Company's ADRs Foreign Investment Contracts were entered into among the Central Bank of Chile, the Company and the Depositary pursuant to Article 47 of the Central Bank Act and Chapter XXVI (see above "General Legislation and Regulations"). Therefore, the Foreign Investment Contract entered into among the Central Bank of Chile, the Company and the Depositary is ruled by the foreign exchange regulations in force before April 19, 2001, among which is Chapter
XXVI. Absent the Foreign Investment Contract, under Chilean exchange controls in force until April 19, 2001, investors would not have been granted access to the Formal Exchange Market for the purpose of converting Chilean pesos to U.S. dollars and repatriating from Chile amounts received in respect of deposited Shares or Shares withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying Shares and any rights with respect thereto). In December 1999, amendments were introduced in Chapter XXVI whereby, among other things, the Central Bank of Chile was authorized to reject applications under such regulations without expression of cause. In reviewing applications, the Central Bank of Chile was required to take into account the situation of the balance of payments and the stability of the capitals account. However, the Central Bank of Chile was authorized to require certain conditions to the applicants prior to resolving on the applications. In April 2000, Chapter XXVI was again amended in order to incorporate, in addition to shares issued by Chilean corporations, quotes of investment funds as eligible to be converted into ADSs. Chapter XXVI did not require delivery of a new application in case of the entry of U.S. dollars intended for the acquisition of shares not subscribed by the shareholders or by the transferees of the options to subscribe the shares.

      Under Chapter XXVI and the Foreign Investment Contract, the Central Bank of Chile agreed to grant to the Depositary, on behalf of ADR holders, and to any non-Chilean resident investor who withdrew Shares upon surrender of ADRs (such Shares being referred to herein as "Withdrawn Shares") access to the Formal Exchange Market to convert Chilean pesos to U.S. dollars (and to remit such dollars outside of Chile) in respect of Shares represented by ADSs or Withdrawn Shares, including amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn Shares (subject to receipt by the Central Bank of Chile of a certificate from the holder of the Withdrawn Shares (or from an institution authorized by the Central Bank of Chile) that such holder's residence and domicile were outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such Withdrawn Shares had been sold on a Chilean exchange), (c) proceeds from the sale in Chile of pre-emptive rights to subscribe for and purchase additional Shares, (d) proceeds from the liquidation, merger or consolidation of the Company and (e) other distributions, including, without limitation, those resulting from any recapitalization, as a result of holding Shares represented by ADSs or Withdrawn Shares. Access to the Formal Exchange Market in the case of (a), (b), (c) and (d) above would be available for only five working days following the sale of the shares on the stock exchange. Transferees of Withdrawn Shares would not be entitled to any of the foregoing rights under Chapter XXVI unless the Withdrawn Shares were redeposited with the Custodian. Investors receiving Withdrawn Shares in exchange for ADRs would have the right to redeposit such Shares in exchange for ADRs, provided that certain conditions to redeposit were satisfied. For a description of the Formal Exchange Market, see "Item 3. Key Information-Exchange Rates". Alternatively, according to the amendments introduced to Chapter XXVI in December 1999, in case of Withdrawn Shares and their subsequent sale in a stock exchange, the Chilean peso proceeds obtained thereby could be converted into U.S. dollars in a market different from the Formal Exchange Market within five business days from the date of the sale.

      Chapter XXVI provided that access to the Formal Exchange Market in connection with the sale of Withdrawn Shares or distributions thereon would be conditioned upon receipt by the Central Bank of Chile of a certification by the Depositary or the Custodian, as the case might have been, that such Shares had been withdrawn in exchange for delivery of the pertinent ADRs and receipt of a waiver of the benefits of the Foreign Investment Contract with respect thereto (except in connection with the proposed sale of the Shares) until such Withdrawn Shares were redeposited. Chapter XXVI also provided that access to the Formal Exchange Market in connection with dividend payments was conditioned on certification by the Company to the Central Bank of Chile that a dividend payment had been made. The provision contained in Chapter XXVI that established that access to the Formal Exchange Market in connection with dividend payments was conditioned on certification by the Company to the Central Bank of Chile that any applicable tax had been withheld was eliminated on November 23, 2000.

      Chapter XXVI and the Foreign Investment Contract provided that a person who brought foreign currency into Chile, including U.S. dollars, to purchase Shares entitled to the benefit of the Foreign Investment Contract was required to convert such foreign currency into Chilean pesos on the same date and had five banking business days within which to invest in Shares in order to receive the benefit of the Foreign Investment Contract. If such person decided within such period not to acquire Shares, such person could access the Formal Exchange Market to reacquire foreign currency, provided that the applicable request was presented to the Central Bank of Chile within seven banking days of the initial conversion into pesos. Shares acquired as described above could be deposited in exchange for ADRs and receive the benefit of the Foreign Investment Contract, subject to receipt by the Central Bank of Chile of a certificate from the Depositary that such deposit had been effected and that the related ADRs had been issued and receipt by the Custodian of a declaration from the person making such deposit waiving the benefit of the Foreign Investment Contract with respect to the deposited Shares.

      Chapter XXVI required foreign investors acquiring shares or securities in Chile to maintain a mandatory reserve (the "Mandatory Reserve") for one year in the form of a non-interest bearing U.S. dollar deposit with the Central Bank, or to pay to the Central Bank a non-refundable fee (the "Fee"). Such reserve requirement was imposed with respect to investments made by foreign investors to acquire shares or securities in the secondary market, but did not apply to capital contributions made for purposes of paying-in capital for a newly created company or increasing the capital of an existing company. As of June 1, 1999, the Mandatory Reserve was not applied to foreign investments made for purposes of acquiring shares of a stock corporation, provided that the investor was entitled to the benefit of Chapter XXVI, and that such acquisition was consummated in accordance with the provisions of Chapter XXVI. On September 17, 1998, the Central Bank of Chile reduced the Mandatory Reserve to 0%.Access to the Formal Exchange Market under any of the circumstances described above was not automatic. Pursuant to Chapter XXVI, such access required approval of the Central Bank of Chile based on a request therefor presented through a banking institution established in Chile within five business days from the occurrence of any of the events described in letters
(a), (b), (c) and (d) above. Pursuant to the Foreign Investment Contract, if the Central Bank of Chile had not acted on such request within seven banking days, the request would be deemed approved.

      Under current Chilean law, the Foreign Investment Contract cannot be changed unilaterally by the Central Bank of Chile. No assurance can be given, however, that new restrictions applicable to the holders of ADRs, the disposition of underlying Shares or the repatriation of the proceeds from such disposition will not be reinstated in the future by the Central Bank of Chile, nor can there be any assessment of the possible duration or impact of such restrictions.

Taxation

Chilean Tax Considerations

      The following discussion relates to Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service and other applicable regulations and rulings in effect on the date of this Annual Report, all of which are subject to change. The discussion summarizes the principal Chilean income tax consequences of an investment in the ADSs or Shares by a person who is neither domiciled in nor a resident of Chile or by a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile (any such individual or entity, a "Foreign Holder"). For purposes of Chilean tax law, an individual holder is a resident of Chile if such person has resided in Chile for more than six consecutive months in one calendar year or for a total of six months, whether consecutive or not, in two consecutive tax years. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor's particular tax situation.

      Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be amended by another statute. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change these rulings, regulations and interpretations prospectively. There is no income tax treaty in force between Chile and the United States.

      Cash Dividends and Other Distributions. Cash dividends paid by the Company with respect to the ADSs or Shares held by a Foreign Holder will be subject to a 35% Chilean withholding tax, which is withheld and paid over to the Chilean tax authorities by the Company (the "Withholding Tax"). If the dividends, however, are paid to a Chilean Bank under whose name the Shares are registered by power of attorney, such bank will be liable for withholding and paying the Withholding Tax once the cash dividends are remitted to the bank's principal. A credit against the Withholding Tax is available based on the level of corporate income tax actually paid by the Company on the income to be distributed (the "First Category Tax"); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. In addition, if the Company distributes less than all of its distributable income, the credit for First-Category Tax paid by the Company is proportionally reduced. Presently, the First Category Tax rate is 16.5%. The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a foreign holder, assuming a Withholding Tax rate of 35%, an effective First-Category Tax rate of 16.5% and a distribution of 30% of the consolidated net income of the Company distributable after payment of the First-Category Tax:

The Company's taxable income ..................................................................    100.00
First Category Tax (16.5% of Ch$100) ..........................................................    (16.50)
                                                                                                   ------
Net distributable income ......................................................................     83.50
                                                                                                   ------
Dividend distributed (30% of net distributable income) ........................................     25.05
Withholding Tax (35% of the sum of Ch$25.05 dividend plus Ch$4.95 First Category Tax paid) ....    (10.50)
Credit for 30% of First-Category Tax ..........................................................      4.95
                                                                                                   ------
Net additional tax withheld ...................................................................     (5.55)
                                                                                                   ------
Net dividend received .........................................................................     19.50
                                                                                                   ------
Effective dividend withholding rate ...........................................................     22.16%
                                                                                                   ------

      In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First-Category Tax, can be calculated using the following formula:

               (Withholding Tax rate) - (First Category Tax rate)
               --------------------------------------------------
                          1 - (First Category Tax rate)

      Under Chilean income tax law, dividends generally are assumed to have been paid out of the Company's oldest retained profits for purposes of determining the level of First-Category Tax that was paid by the Company. For information as to the retained earnings of the Company for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 24 to the Audited Consolidated Financial Statements. The effective rate of Withholding Tax to be imposed on dividends paid by The Company will vary depending upon the amount of First Category Tax paid by the Company on the earnings to which the dividends are attributed. The effective rate for dividends attributed to earnings from 1991 until 2001, for which the First Category Tax was 15%, generally was 23.5%. For 2002, the First Category Tax rate was 16%, which resulted in an effective rate of Withholding Tax of 22.6%. In 2003, the First Category Tax rate is 16.5%, resulting in an effective rate of Withholding Tax of 22.16%, and from 2004 onwards, the First Category Tax rate will be 17%.

      For dividends attributable to the Company's profits during years when the First-Category Tax was 10% (before 1991), the effective dividend Withholding Tax rate will be 27.8%. However, whether the First-Category Tax is 10%, 15%, 16%, 16.5% or 17%, the effective overall combined tax rate imposed on the Company's distributed profits will be 35%.

      Dividend distributions made in property would be subject to the same Chilean tax rules as cash dividends based on the fair market value of such property. Stock dividends and the distribution of preemptive rights are not subject to Chilean taxation.

      Capital Gains. Gain from the sale or other disposition by a Foreign Holder of ADSs (or ADRs evidencing ADSs) outside Chile will not be subject to Chilean taxation. The deposit and withdrawal of Shares in exchange for ADRs will not be subject to any Chilean taxes.

      Gain recognized on a sale or exchange of Shares (as distinguished from sales or exchanges of ADRs evidencing ADSs representing such Shares) may be subject to both the First-Category Tax and the Withholding Tax (the former being creditable against the latter) if either (i) the Foreign Holder has held the Shares for less than one year since exchanging ADSs for the Shares, (ii) the Foreign Holder acquired and disposed of the Shares in the ordinary course of its business or as a habitual trader of shares or (iii) the Foreign Holder and the purchaser of the Shares are "related parties" within the meaning of Article 17, Number 8, of Decree Law N(degree)824 of 1974, the Chilean Income Tax Law. In all other cases, gain on the disposition of Shares will be subject only to a capital gains tax which is assessed at the same rate as the First Category Tax (currently imposed at a rate of 16.5%). Gain recognized in the transfer of Shares that have a high presence in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the Shares are transferred in a local stock exchange, in other authorized stock exchanges (up to this date, the New York Stock Exchange, the London Stock Exchange and the Madrid Stock Exchange have been authorized for these purposes), or within the process of a public tender of shares governed by the Chilean Securities Market Act. The Shares must also have been acquired either in a stock exchange, within the referred process of a public tender of shares governed by the Chilean Securities Market Act, in an initial public offer of shares resulting from the formation of a corporation or a capital increase of the same, or in an exchange of convertible bonds. Shares are considered to have a high presence in the stock exchange when they
(i) are registered in the Securities Registry, (ii) are registered in a Chilean Stock exchange, and (iii) have an adjusted presence equal to or above 25%. To calculate the adjusted presence of a particular Share, the aforementioned regulation states that, the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of 200 Unidades de Fomento (approximately US$4,800) within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value. The referred tax regime does not apply in case the transaction involves an amount of Shares that would allow the acquirer to take control of the publicly traded corporation, in which case the ordinary tax regime referred in the previous paragraph will apply, unless the sale complies with one of the following conditions: (i) the transfer is part of a tender offer governed by the Chilean Securities Market Act; or (ii) the transfer is done in a Chilean stock exchange, without substantially exceeding the market price.

      Capital gains obtained in the sale of shares that are publicly traded in a stock exchange are also exempt from capital gains tax in Chile when the sale is made by "foreign institutional investors", such as mutual funds and pension funds, provided that the sale is made in a stock exchange or in accordance with the provisions of the Securities Market Law (Law N(degree)18.045, of October 22,
1981), or in any other form authorized by the SVS. To qualify as a foreign institutional investor, the referred entities must be formed outside of Chile, not have a domicile in Chile, and they must be at least one of the following:

(a) An investment fund that offers its shares or quotas publicly in a country with an investment grade for its public debt, according to a classification performed by an international credit risk classification entity registered with the SVS;

(b) An investment fund registered with a regulatory agency or authority from a country with an investment grade for its public debt, according to a classification performed by an international credit risk classification entity registered with the SVS, provided that its investments in Chile constitute less than 30% of the share value of the fund, including deeds issued abroad representing Chilean securities, such as ADRs of Chilean companies;

(c) An investment fund whose investments in Chile represent less than 30% of the share value of the fund, including deeds issued abroad representing Chilean securities, such as ADRs of Chilean companies, provided that not more than 10% of the share value of the fund is directly or indirectly owned by Chilean residents;

(d) A pension fund, i.e., those formed exclusively by natural persons that receive pensions out of an accumulated capital in the fund;

(e)   A Foreign Capital Investment Fund, as defined in Law N(0) 18.657; or

(f) Any other foreign institutional investor that complies with the requirements set forth through general regulations for each category of investor, prior information from the SVS and the Chilean tax authority or Servicio de Impuestos Internos ("SII").

      The foreign institutional investor must not directly or indirectly participate in the control of the corporations issuing the shares it invests in nor possess or participate in 10% or more of the capital or the profits of the same corporations.

      Other requirements for the exemption to apply are that the referred foreign institutional investors must execute a written contract with a bank or a stock broker, both incorporated in Chile. In this contract, the bank or stock broker undertake to perform the purchase and sale orders, as well as to verify the applicability of the tax exemption and inform the SII of the investors it operates with and the transactions it performs. Finally, the foreign institutional investor must register with the SII by means of a sworn statement issued by the entities referred above (bank or stock broker).

      The tax basis of Shares received in exchange for ADRs will be the acquisition value of the Shares on the date of exchange. The valuation procedure set forth in the Deposit Agreement, which values Shares which are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, will determine the acquisition value for this purpose. Consequently, the surrender of ADRs for Shares and the immediate sale of the Shares for the value established under the Deposit Agreement will not generate a capital gain subject to taxation in Chile.

      The exercise of preemptive rights relating to the Shares will not be subject to Chilean taxation. Any gain on the sale of preemptive rights relating to the Shares will be subject to both the First-Category Tax and the Withholding Tax (the former being creditable against the latter).

      Other Chilean Taxes. There are no Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADSs by a Foreign Holder, but such taxes generally will apply to the transfer at death or by gift of the Shares by a Foreign Holder. There are no Chilean stamp, issue, registration or similar taxes or duties payable by Foreign Holders of ADSs or Shares.

      Withholding Tax Certificates. Upon request, The Company will provide to Foreign Holders appropriate documentation evidencing the payment of the Chilean Withholding Tax (net of applicable First Category Tax).

United States Tax Considerations

The following is a summary of certain United States federal income tax consequences of the ownership of shares of Common Stock or ADSs by an investor that is a U.S. Holder (as defined below) that holds the shares of Common Stock or ADSs as capital assets. This summary does not purport to address all material tax consequences of the ownership of Common Stock or ADSs, and does not take into account the specific circumstances of any particular investors (such as tax-exempt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark to market, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the voting stock of the Company, investors that hold Common Stock or ADSs as part of a straddle or a hedging or conversion transaction or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar), some of which may be subject to special rules. This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, all of which are subject to change (or changes in interpretation), possibly with retroactive effect.

      For purposes of this discussion, a "U.S. Holder" is any beneficial owner of shares of Common Stock or ADSs that is (i) a citizen or resident of the United States, (ii) a corporation or partnership organized under the laws of the United States or any State, (iii) an estate whose income is subject to United States federal income tax regardless of its source or (iv) a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust. The discussion does not address any aspects of United States taxation other than federal income taxation. Investors are urged to consult their tax advisors regarding the United States federal, state and local and other tax consequences of owning and disposing of Common Stock and ADSs.

      In general, assuming that the representations of the Depositary are true and that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms, for United States federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the owners of the shares of Common Stock represented by those ADSs, and exchanges of shares of Common Stock for ADSs, and ADSs for shares of Common Stock will not be subject to United States federal income tax.

      Cash Dividends and Other Distributions Under the United States federal income tax laws, and subject to the passive foreign investment company ("PFIC") rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend paid (after reduction for any Chilean First-Category Tax that is credited against Chilean Withholding Tax, but before reduction for the net amount of Chilean Withholding Tax) by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the U.S. Holder, in the case of shares of Common Stock, or by the Depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction. Dividends paid to a U.S. Holder that is a corporation are not eligible for the dividends received deduction available to corporations. New tax legislation signed into law on May 28, 2003, provides for a maximum 15% United States tax rate on the dividend income of an individual U.S. Holder with respect to dividends paid by a domestic corporation or "qualified foreign corporation." A qualified foreign corporation generally includes a foreign corporation if (i) its shares (or, according to the legislative history of the new legislation, its ADSs) are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive

United States income tax treaty. The ADSs are traded on the New York Stock Exchange. As a result, the Company may be treated as a qualified foreign corporation. However, if the Company is treated as a PFIC, as discussed below, it will not be a qualified foreign corporation. If the Company is a qualified foreign corporation, dividends paid to an individual U.S. Holder with respect to shares or ADSs should, subject to generally applicable limitations, be taxed at a maximum rate of 15%. The maximum 15% tax rate is effective with respect to dividends included in income during the period beginning on or after January 1, 2003, and ending December 31, 2008. However, due to the absence of specific statutory or regulatory provisions addressing the ADSs, there can be no assurance that such reduced rate will apply and each U.S. Holder should consult its own tax advisor regarding the treatment of dividends. The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. dollar value of the Chilean peso payments made, determined at the spot Chilean peso/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes. Subject to certain generally applicable limitations, the net amount of Chilean Withholding Tax (after reduction for the credit for Chilean First-Category Tax) paid over to Chile will be creditable against the U.S. Holder 's United States federal income tax liability. For foreign tax credit limitation purposes, the dividend will be income from sources without the United States. In the case of U.S. individuals, if the reduced rate of tax on dividends applies to such holder, such limitations and restrictions will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Internal Revenue Code. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding their application to the particular circumstances of such holder.

      Pro rata distributions of shares of Common Stock or preemptive rights generally are not subject to United States federal income tax. The basis of the new shares of Common Stock or preemptive rights (if such rights are exercised or sold) generally will be determined by allocating the U.S. Holder's adjusted basis in the old shares between the old shares and the new shares or preemptive rights received, based on their relative fair market values on the date of distribution (except that the basis of the preemptive rights will be zero if the fair market value of the rights is less than 15% of the fair market value of the old shares at the time of distribution, unless the U.S. Holder irrevocably elects to allocate basis between the old shares and the preemptive rights). The holding period of a U.S. Holder for the new shares or preemptive rights will include the U.S. Holder's holding period for the old shares with respect to which the new shares or preemptive rights were issued.

      Capital Gains U.S. Holders will not recognize gain or loss on deposits or withdrawals of shares of Common Stock in exchange for ADSs or on the exercise of preemptive rights. U.S. Holders will recognize capital gain or loss on the sale or other disposition of ADSs or shares of Common Stock (or preemptive rights with respect to such shares) held by the U.S. Holder or by the Depositary equal to the difference between the amount realized and the U.S. Holder's tax basis in the ADSs or shares. Any gain recognized by a U.S. Holder generally will be treated as United States source income. Consequently, in the case of a disposition of shares of Common Stock or preemptive rights (which, unlike a disposition of ADRs, will be taxable in Chile), the U.S. Holder may not be able to claim the foreign tax credit for Chilean tax imposed on the gain unless it appropriately can apply the credit against tax due on other income from foreign sources. Loss generally would be treated as United States source loss. With respect to sales occurring on or after May 6, 2003, but before January 1, 2009, the long-term capital gain tax rate for an individual U.S. Holder is 15%. For sales occurring before May 6, 2003, or after December 31, 2008, under current law the long-term capital gain rate for an individual U.S. Holder is 20%.

      PFIC Rules CCU believes that it should not be treated as a passive foreign investment company (a "PFIC") for United States federal income tax purposes, although this conclusion is subject to some uncertainty given the lack of definitive asset values for non publicly-traded or illiquid assets. This conclusion is a factual determination made annually and thus may be subject to change.

      In general, the Company will be a PFIC with respect to a U.S. Holder if for any taxable year in which the U.S. Holder held the Company's ADSs or shares of Common Stock, either (i) at least 75% of the gross income of the Company for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of the Company 's assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income. If the Company is treated as a PFIC, a U.S. Holder would be subject to special rules with respect to (a) any gain realized on the sale or other disposition of shares of Common Stock or ADSs and (b) any "excess distribution" by the Company to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the shares of Common Stock or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of the shares of Common Stock or ADSs during the three preceding taxable years or, if shorter, the U.S. Holder 's holding period for the shares or ADSs). Under these rules, (i) the gain or excess distribution would be allocated ratably over the U.S. Holder 's holding period for the shares of Common Stock or ADSs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

      Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC.

      If the Company is treated as a PFIC, a U.S. Holder may be able to make a mark-to-market election if the Company's stock is treated as regularly traded on a registered national securities exchange or other exchange to the extent permitted by the IRS. If the election is made, the PFIC rules described above will not apply. Instead, in general, the electing U.S. Holder will be required to include as ordinary income each year the excess, if any, of the fair market value of the shares of Common Stock or ADSs at the end of the taxable year over the U.S. Holder's adjusted tax basis in the shares or ADSs. The electing U.S. Holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis in the shares of Common Stock or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). An electing U.S. Holder's tax basis in the shares of Common Stock or ADSs will be adjusted to reflect any such income or loss amounts.

      Alternatively, a U.S. Holder of shares or ADSs in a PFIC can sometimes avoid the rules described above by electing to treat the company as a "qualified electing fund" under section 1295 of the Internal Revenue Code. This option will not be available to U.S. Holders because the Company does not intend to comply with the requirements necessary to permit a U.S. Holder to make this election. U.S. Holders should consult their own tax advisors concerning the U.S. federal income tax consequences of holding shares or ADSs if the Company is considered a passive foreign investment company in any taxable year.

      Information Reporting and Backup Withholding Dividends in respect of the Shares or ADSs and proceeds from the sale, exchange, or redemption of the Shares or ADSs may be subject to information reporting to the United States Internal Revenue Service and a backup withholding tax of 28% may apply unless the U.S. Holder furnishes a correct taxpayer identification number or certificate of foreign status or is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on Form W-9 and a non-U.S. Holder will provide such certification on Form W-8BEN.

Dividends and Paying Agents

      Not applicable

Statement by Experts

      Not applicable

Documents on Display

      The documents concerning the Company which are referred to in this Annual Report may be inspected at the Company's main offices at Bandera 84, Sixth Floor, Santiago, Chile.

Subsidiary Information

      Not applicable

       ITEM 11: Quantitative and Qualitative Disclosures About Market Risk

      The following discussion about the Company's risk management activities includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

      The Company faces primary market risk exposures in three categories: commodity price fluctuations, exchange rate fluctuations and interest rate fluctuations. The Company periodically reviews its exposure to the three main sources of risk described above and determines at its senior management level how to minimize the impact on the Company's operations of commodity price changes, foreign exchange and interest rate. As part of this review process, the Company periodically evaluates the convenience of entering into hedging mechanisms to mitigate such risks.

      The market risk sensitive instruments referred to below are entered into only for purposes of hedging the Company's risks and are not used for trading purposes.

Quantitative Information About Market Risk

      Commodity Price Sensitivity. The major commodity price sensitivity faced by the Company is the variation of malt prices.

      The following table summarizes information about the Company's malt inventories and futures contracts that are sensitive to changes in commodity prices, specifically malt prices. For inventories, the table presents the carrying amount and fair value as of December 31, 2002. For the futures contracts the table presents the notional amounts in tons, the weighted average contract prices, and the total dollar contract amount by expected maturity dates.

               Commodity Price Sensitivity as of December 31, 2002

                                                    Carrying Amount   Fair Value
      On Balance Sheet Position
         Malt inventory (millions of Ch$)              Ch$3,090        Ch$3,116

                                                   Expected Maturity  Fair Value
                                                         2003
      Futures Contracts
      Malt:
         Volume (tons)                                   23,000
         Weighted Average FOB Price (US$ per ton)           273
         Contract Amount (thousands of US$)            US$6,279        US$8,050

      Exchange Rate Sensitivity. The major exchange rate risk faced by the Company is the variation of the Chilean peso against the U.S. dollar.

      The following table summarizes the Company's debt obligations, cash and cash equivalents, accounts receivable and derivative contracts in foreign currencies as of

December 31, 2002, in million Chilean pesos, according to their maturity date, weighted-average interest rates and fair values:

                Exchange Rate Sensitivity as of December 31, 2002
             (millions of Ch$, except percentages and exchange rate)

                                                         Expected Maturity Date
                                              2003     2004    2005    2006    2007   Thereafter    TOTAL   Fair Value
                                              ----     ----    ----    ----    ----   ----------    -----   ----------
      Debt Obligations
      Variable rate
      US$                                   44,367       --      --      --      --           --   44,367       44,367
                    Average int. rate          2.4%      --      --                                   2.4%
      Euro                                     119      226      --      --      --           --      345          345
                    Average int. rate          4.6%     4.6%     --      --      --           --      4.6%

      Cash and Cash Equivalents             13,640

      Accounts Receivables                  12,469

      Derivative Contracts
      Receive Ch$/pay US$              ThUS$12,500
      Receive US$/pay Ch$               ThUS$9,500

      In accordance with Chilean generally accepted accounting principles, the Company applies TB 64 issued by the Chilean Institute of Accountants to translate and value investments in foreign subsidiaries (see Note 1 to the Consolidated Financial Statements). Under TB 64, the Company's foreign investments in SBE and CCU Argentina are not subject to price-level restatements based on inflation in those countries. Instead, the euro and the U.S. dollar are considered to be the functional currencies, respectively. As a result, the effect of a devaluation of the peso against the U.S. dollar on the Company's Financial Statements is determined, in part, by the impact of such devaluation on the value of the Company's investments in SBE and CCU Argentina, as well as on foreign currency denominated obligations that qualify as a hedge against those investments. These effects are recorded in the account "Cumulative translation adjustment" in shareholder's equity. As of December 31, 2002, the Company's investment in SBE and CCU Argentina amounted to Ch$95,329 million, foreign currency denominated obligations that were designated as a hedge against these investments amounted to Ch$16,169 million and the positive cumulative translation adjustment account amounted to Ch$17,809 million.

      Interest Rate Sensitivity. The major interest rate risk which the Company faces is a rise in the London Interbank Offered Rate ("LIBOR"). As of December 31, 2002, the Company's interest-bearing debt amounted to Ch$71,073 million (see Notes 10 and 11 to the Consolidated Financial Statements), 70.0% of which was variable-rate debt and 30.0% was fixed-rate debt. The majority of the Company's floating-rate debt was dollar-denominated and tied to LIBOR. As of December 31, 2002, the Company had Ch$44,367 million of LIBOR-based interest-bearing debt outstanding.

      The following table summarizes debt obligations with variable interest rates held by the Company as of December 31, 2002. The table presents principal payments obligations in millions of Chilean pesos that exist by maturity date, the related weighted-average interest rates and fair values:

             Variable Interest-Bearing Debt as of December 31, 2002
                      (millions of Ch$, except percentages)

                                                 Expected Maturity Date
      Currency                      2003     2004    2005    2006    2007    Thereafter     TOTAL   Fair Value
      --------                      ----     ----    ----    ----    ----    ----------     -----   ----------
      Ch$ (UF) (*)              Ch$1,680      843     843     843     843            --     5,052        5,052
          Average int. rate          3.1%     1.4%    1.4%    1.4%    1.4%           --       1.9%
      US$                         44,367       --      --      --      --            --    44,367       44,367
          Average int. rate          2.4%      --      --      --      --            --       2.4%
      Euro                           119      226      --      --      --            --       345          345
          Average int. rate          4.6%     4.6%     --      --      --            --       4.6%

----------
(*) A UF (Unidad de Fomento) is a daily indexed, peso-denominated monetary unit. The UF is set daily in advance based on the previous month's inflation rate.

      On May 9, 2003, CCU Cayman Islands Branch entered into a US$135 million, five-year unsecured, syndicated loan agreement, of which US$97 million were withdrawn on that date. The remaining US$37 million can be withdrawn on or before October 31, 2003. This credit agreement has a variable interest rate of 1.99% in U.S. dollars, on an annual base, for the first six months (LIBOR + 0.75%), and has five equal semi-annual amortization installments beginning on the third anniversary of the closing. Interest payments are on a quarterly basis. It was syndicated by 11 banks. To avoid the exchange and interest risks of this credit, the Company made cross currency swaps for an aggregate of US$96.1 million, 86.4% of which is in variable Chilean pesos rate and 13.6% is in fixed Chilean pesos rate. The remaining US$0.9 million were hedged using the TB 64 mechanism. Therefore, the Company replaced the risk of LIBOR fluctuations for this credit agreement, by the risk of variations in the nominal Tab rate expressed in Chilean pesos for an amount of Ch$57,740 million (US$83 million). Nevertheless, the Company expects that if the Tab rate rises, such rise would be due to a recovery in consumer demand, which would derive, in its turn, in an increase of the Company's operating results, causing a natural hedge for the nominal variable rate Chilean peso debt.

Qualitative Information About Market Risk

      Commodity Price Sensitivity. The major commodity price sensitivity faced by the Company is the variation of barley and malt prices. In Chile, the Company obtains its supply of malt from local producers and in the international market. During 2002, the Company imported 23,000 tons of malt. In Argentina during 2002, the Company purchased all its malt from local suppliers. See "Item 4:
Information on the Company--Business Overview--The Company's Beer Business--The Company's Beer Business in Chile--Raw Materials" and "Item 4: Information on the Company--Business Overview--The Company's Beer Business--The Company's Beer Business in Argentina--Raw Materials". The Company does not hedge these transactions. Rather, the Company negotiates yearly contracts with malt suppliers.

      The principal commodity used in the production of soft drinks is sugar. The Company generally purchases all of its sugar requirements from Empresas Iansa S.A., the sole producer of sugar in Chile, but it occasionally purchases sugar in the international market when prices are favorable. See "Item 4: Information on the Company--Business Overview--The Company's Soft Drinks and Mineral Water Business--The Company's Soft Drinks and Mineral Water Business in Chile--Raw Materials". The Company does not hedge these transactions. Rather, it negotiates yearly contracts with Empresas Iansa S.A.

      Other Raw Materials Price Sensitivity. The principal raw materials used in the production of wine are harvested grapes and purchased wine. VSP obtains approximately 47% of the grapes used for export wines from its own vineyards, thereby reducing grape price volatility. The majority of the wine sold in the domestic market is purchased from third parties. During 2002, the Company purchased the majority of its grape and wine needs based on yearly contracts at fixed prices from third parties. Spot transactions for wine are executed from time to time depending on additional wine needs. See "Item 4: Information on the Company--Business Overview--The Company's Wine Business--Raw Materials".

      Exchange Rate Sensitivity. The major exchange rate risk faced by the Company is the variation of the Chilean peso against the dollar. As of December 31, 2002, the Company's foreign currency denominated liabilities amounted to Ch$79,542 million, most of which was U.S. dollar denominated. Foreign currency denominated interest-bearing debt (Ch$44,712 million) represented 62.9% of the Company's total interest-bearing debt, of which 99.2% were U.S. dollar denominated. The remaining 37.1% was indexed to Chilean inflation. Additionally, the Company had Ch$2,156 million in notional amounts of derivative contracts to sell U.S. dollars, as of December 31, 2002. To reduce the impact of any devaluation of the peso against the U.S. dollar, as of December 31, 2002, the Company held Ch$10,532 million in dollar-indexed instruments. In addition, the Company held other assets denominated in U.S. dollars equal to Ch$30,433 million, most of which were accounts receivable. Including the assets denominated in U.S. dollars, the net liability exposure to variations in foreign exchange rates was Ch$25,629 million.

      According to Chilean generally accepted accounting principles, the Company applied TB 64 to translate and value investments in foreign subsidiaries (see
Note 1 of the Consolidated Financial Statements) as of December 31, 2002. Under TB 64, the Company's foreign investments in Karlovacka Pivovara, CICSA and Finca La Celia are not subject to price-level restatements based on inflation in those countries. Instead, the euro is considered the functional currency for Karlovacka Pivovara, and the U.S. dollar and the euro are considered the functional currencies for CICSA and Finca La Celia. As a result, the effect of a devaluation of the peso against the U.S. dollar on the Company's Financial Statements is determined, in part, by the impact of such devaluation on the value of the Company's investments in Karlovacka Pivovara, CICSA and Finca La Celia, as well as on foreign currency denominated obligations that qualify as a hedge against those investments. These effects are recorded in the account "Cumulative translation adjustment" in shareholders' equity. As of December 31, 2002, the Company's investment in Karlovacka Pivovara, CICSA and Finca La Celia amounted to Ch$114,969 million, and foreign currency denominated obligations that were designed to hedge against these investments amounted to Ch$16,169 million. Therefore, such amounts should not be included in determining the net exposure in Chile to foreign exchange that would have an impact on net income. As a result, the net accounting exposure with effect on the results of operations was a net liability of Ch$9,460 million.

      CCU Argentina, as of December 31, 2002, had a net liability exposure of US$12.6 million due to financial debt denominated in U.S. dollars. Additionally, according to TB 64 the Argentine peso net monetary liability position, as of December 31, 2002, amounted to Argentine Th$4,140.

      Interest Rate Sensitivity. The major interest rate risk which the Company faces is a rise in the LIBOR. As of December 31, 2002, the Company had Ch$44,367 million of LIBOR-based interest-bearing debt outstanding, none of which was hedged, with the exception of Ch$10,532 million in time deposits that are tied to LIBOR that would reduce the impact of a variation on that interest rate.

         ITEM 12: Description of Securities Other than Equity Securities

                                 Not applicable

                                     PART II

            ITEM 13: Defaults, Dividend Arrearages and Delinquencies

                                 Not applicable

      ITEM 14: Material Modifications to the Rights of Security Holders and
                                Use of Proceeds

                                 Not applicable

                        ITEM 15: Controls and Procedures

      The Company's chief executive officer ("CEO") and chief financial officer ("CFO") have evaluated the effectiveness of the Company's "disclosure controls and procedures" (as defined in Exchange Act rules 13a-14(c) and 15d-14(c)) within the last 90 days. These controls and procedures were designed to ensure that material information relating to the Company and its subsidiaries are communicated to the CEO and the CFO. Based on such evaluation, the Company's CEO and CFO concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information required to be included in the Company's periodic SEC reports. There have been no significant changes in the Company's internal controls and procedures or in other factors that could significantly affect these controls and procedures subsequent to the date of this evaluation.

                                     ITEM 16

                                 Not applicable

                                    PART III

                          ITEM 17: Financial Statements

    The Company has responded to Item 18 in lieu of responding to this item.

                          ITEM 18: Financial Statements

                     See Annex for the Financial Statements

                                ITEM 19: Exhibits

Index to Financial Statements and Schedules

                                                                            Page

Report of independent accountants ......................................     F-1

Consolidated balance sheet at December 31, 2001 and 2002 ...............     F-3

Consolidated statement of income for each of the three years in
the period ended December 31, 2002 .....................................     F-4

Consolidated statement of cash flows for each of the three years
in the period ended December 31, 2002 ..................................     F-5

Notes to the consolidated financial statements .........................     F-7

Index to Exhibits

1.1 Company by-laws (incorporated by reference from Compania Cervecerias Unidas S.A. Annual Report on Form 20-F for the year ended December 31, 2001, filed on June 28, 2002).

99.1 Certification of Chief Executive Officer of Compania Cervecerias Unidas S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2 Certification of Chief Financial Officer of Compania Cervecerias Unidas S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

COMPANIA CERVECERIAS UNIDAS S.A.
  AND SUBSIDIARIES

December 31, 2002

Consolidated Financial Statements

CONTENTS

Report of independent accountants
Audited financial statements:
   Consolidated balance sheet at December 31, 2001 and 2002
   Consolidated statement of income for the years ended December 31, 2000, 2001 and 2002
   Consolidated statement of cash flows for the years ended December 31, 2000,
     2001 and 2002
   Notes to the consolidated financial statements

   Ch$   -  Chilean pesos
 ThCh$   -  Thousands of Chilean pesos
   US$   -  United States dollars
    A$   -  Argentine pesos
(euro)   -  Euros
    UF   -  A UF is a daily indexed, peso - denominated monetary unit. The UF rate is set daily in advance based on the previous month's inflation rate.

PRICEWATERHOUSECOOPERS [LOGO]

      REPORT OF INDEPENDENT ACCOUNTANTS

      To the Board of Directors and Shareholders
      Compania Cervecerias Unidas S.A.

1 We have audited the accompanying consolidated balance sheets of Compania Cervecerias Unidas S.A. and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2002, expressed in constant Chilean pesos. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2 We conducted our audits in accordance with generally accepted auditing standards in both Chile and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3 As described in Note 1, the accompanying consolidated financial statements have been restated to reflect the effects of changes in the purchasing power of the Chilean peso on the Company's financial position and results of operations. Furthermore, the financial statements as of December 31, 2000 and 2001 and for the years then ended have been restated in terms of constant Chilean pesos of December 31, 2002 purchasing power.

4 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Compania Cervecerias Unidas S.A. and its subsidiaries at December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Chile.

      To the Board of Directors and Shareholders
      Compania Cervecerias Unidas S.A.
      2

5 Accounting principles generally accepted in Chile vary in certain important respects from accounting principles generally accepted in the United States and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of consolidated net income expressed in constant Chilean pesos for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders' equity, also expressed in constant Chilean pesos, at December 31, 2000, 2001 and 2002 to the extent summarized in Note 24 to the consolidated financial statements.


      Santiago, Chile
      January 30, 2003

                COMPANIA CERVECERIAS UNIDAS S.A. AND SUBSIDIARIES
                   (A subsidiary of Inversiones y Rentas S.A.)

                           CONSOLIDATED BALANCE SHEETS

             Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2002

                                                                            As of December 31,
ASSETS                                                                     2001            2002
                                                                        -----------     -----------
                                                                           ThCh$           ThCh$
CURRENT ASSETS
      Cash                                                                9,918,278      10,424,160
      Time deposits and marketable securities (Note 3)                   58,051,414      40,821,449
      Accounts receivable - trade and other (Note 4)                     67,737,904      68,954,275
      Accounts receivable from related companies (Note 16)                  718,540       2,566,475
      Inventories (Note 6)                                               43,080,923      47,258,539
      Prepaid expenses                                                    2,417,197       2,684,059
      Prepaid taxes (Note 14)                                             2,271,395       2,445,598
      Other current assets (Note 7)                                      22,867,221      43,931,832
                                                                        -----------     -----------
           Total current assets                                         207,062,872     219,086,387
                                                                        -----------     -----------

PROPERTY, PLANT AND EQUIPMENT, net (Note 8)                             352,828,073     330,658,007
OTHER ASSETS (Note 9)                                                    88,394,389     103,214,319
                                                                        -----------     -----------
           Total assets                                                 648,285,334     652,958,713
                                                                        ===========     ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
      Short-term borrowings (Note 10)                                    12,770,680      28,131,618
      Current portion of long-term debt (Note 11)                        18,892,250      20,084,439
      Dividends payable                                                  11,137,972       7,343,850
      Accounts payable                                                   36,758,968      41,510,203
      Notes payable                                                         591,879         755,616
      Other payables                                                      4,009,159       3,977,506
      Accounts payable to related companies (Note 16)                       605,993         917,557
      Accrued expenses (Note 13)                                         14,123,091      12,323,243
      Withholding taxes payable                                           9,680,532       7,099,208
      Other current liabilities                                              48,990         123,978
                                                                        -----------     -----------
           Total current liabilities                                    108,619,514     122,267,218
                                                                        -----------     -----------

LONG-TERM LIABILITIES
      Long-term debt (Note 11)                                           42,616,692      23,939,847
      Accrued expenses (Note 13)                                          2,131,968       1,164,114
      Deferred income taxes (Note 14)                                    16,325,430      18,862,475
      Deposits on bottles and containers                                 13,603,737      11,753,897
                                                                        -----------     -----------
           Total long-term liabilities                                   74,677,827      55,720,333
                                                                        -----------     -----------

           Total liabilities                                            183,297,341     177,987,551
                                                                        -----------     -----------

MINORITY INTEREST                                                        41,065,961      41,486,478
                                                                        -----------     -----------
COMMITMENTS AND CONTINGENCIES (Note 18)                                          --              --
                                                                        -----------     -----------

SHAREHOLDERS' EQUITY (Note 15)
      Common Stock (318,502,872 shares with no par value authorized
         and outstanding, respectively)                                 168,292,912     168,292,912
      Share premium                                                      13,161,723      13,161,723
      Other reserves                                                     13,449,950      19,784,960
      Retained earnings                                                 229,017,447     232,245,089
                                                                        -----------     -----------
           Total shareholders' equity                                   423,922,032     433,484,684
                                                                        -----------     -----------

           Total liabilities and shareholders' equity                   648,285,334     652,958,713
                                                                        ===========     ===========

The accompanying notes 1 to 24 form an integral part of these consolidated financial statements.

                COMPANIA CERVECERIAS UNIDAS S.A. AND SUBSIDIARIES
                   (A subsidiary of Inversiones y Rentas S.A.)

                        CONSOLIDATED STATEMENTS OF INCOME

             Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2002

                                                                       For the years ended
                                                                          December 31,
                                                        ------------------------------------------------
                                                            2000              2001              2002
                                                        ------------      ------------      ------------
                                                            ThCh$             ThCh$             ThCh$
OPERATING RESULTS
      Net sales                                          352,061,892       370,384,304       345,890,599
      Cost of sales                                     (162,916,270)     (175,182,363)     (170,622,026)
                                                        ------------      ------------      ------------
           Gross margin                                  189,145,622       195,201,941       175,268,573
      Selling and administrative expenses (Note 21)     (147,219,047)     (150,240,223)     (137,674,324)
                                                        ------------      ------------      ------------
           Operating income                               41,926,575        44,961,718        37,594,249
                                                        ------------      ------------      ------------

NON-OPERATING RESULTS
      Non-operating income (Note 20)                      12,769,486        23,984,213         6,457,440
      Non-operating expenses (Note 21)                   (21,125,838)      (17,693,526)       (9,624,417)
      Price-level restatement (Note 21)                     (112,310)       (2,470,809)       (3,673,998)
                                                        ------------      ------------      ------------
           Income before income tax
             and minority interest                        33,457,913        48,781,596        30,753,274
      Income tax (Note 14)                                (5,330,725)       (7,360,240)       (7,436,435)
                                                        ------------      ------------      ------------
      Minority interest                                     (806,518)       (1,892,742)       (1,251,953)
                                                        ------------      ------------      ------------

NET INCOME                                                27,320,670        39,528,614        22,064,886
                                                        ============      ============      ============

The accompanying notes 1 to 24 form an integral part of these consolidated financial statements.

                COMPANIA CERVECERIAS UNIDAS S.A. AND SUBSIDIARIES
                   (A subsidiary of Inversiones y Rentas S.A.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2002

                                                                                For the years ended
                                                                                    December 31,
                                                                   ---------------------------------------------
                                                                       2000             2001             2002
                                                                   -----------      -----------      -----------
                                                                       ThCh$           ThCh$             ThCh$
CASH FLOWS FROM OPERATING ACTIVITIES

NET INCOME                                                          27,320,670       39,528,614       22,064,886

CHARGES (CREDITS) TO INCOME NOT REPRESENTING
  CASH FLOWS
      Depreciation                                                  39,751,524       41,403,612       42,270,056
      Amortization of goodwill                                       2,538,698        2,463,142        2,563,185
      Amortization of negative goodwill                                (35,799)         (46,659)         (49,715)
      Amortization of other intangibles                                396,288          409,428          411,725
      Provision for impairment of property plant and equipment
       and  write-offs of glass bottles, consumption of
       spare parts and other provisions                              8,229,864        4,410,646        2,546,173
      Equity in net income of affiliated companies (net)            (1,294,925)        (710,564)        (861,596)
      Price-level restatement                                          112,310        2,470,809        3,673,998
      Gain on sale of land and properties held for sale             (5,072,569)        (412,160)        (676,102)
      Gain on sale of investments and other assets                          --      (17,197,864)              (9)
      Deferred income taxes                                            490,041        3,371,877        2,976,651
      Other                                                            550,241         (429,990)      (1,709,022)

(INCREASE) DECREASE IN ASSETS AFFECTING CASH FLOWS
      Accounts and notes receivable                                 (2,564,063)      (2,217,288)      (1,134,018)
      Inventories                                                    4,403,157       (4,836,158)      (4,127,005)
      Other assets                                                 (12,087,357)      (3,677,906)      (7,535,958)

INCREASE (DECREASE) IN LIABILITIES AFFECTING
  CASH FLOWS
      Accounts payable affecting operating results                     438,118        6,084,508        4,191,592
      Interest payable                                                 136,581          282,288          707,220
      Income tax payable                                             1,375,177           (9,576)        (592,676)
      Accounts payable affecting non-operating results                   9,143       (2,640,908)          37,230
      Value added tax                                                5,926,783         (314,348)      (1,247,398)

MINORITY INTEREST                                                      806,518        1,892,742        1,251,953
                                                                   -----------      -----------      -----------
           Net cash provided by operating activities                71,430,400       69,824,245       64,761,170
                                                                   -----------      -----------      -----------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2002

                                                                               For the years ended
                                                                                  December 31,
                                                                 ----------------------------------------------
                                                                     2000             2001             2002
                                                                 ------------      -----------      -----------
                                                                     ThCh$            ThCh$            ThCh$
CASH FLOWS FROM FINANCING ACTIVITIES
      Proceeds from issuance of common shares                         511,979        6,418,259               --
      Payment of expenses relating to issuance
        of common shares                                                   --          (35,371)              --
      Loans obtained                                               18,845,318       11,325,006       25,098,459
      Dividends paid                                              (22,487,188)     (44,174,977)     (23,098,874)
      Payments of loans                                           (18,976,882)     (38,413,047)     (28,537,337)
      Payments of bonds                                            (4,989,264)      (5,221,564)      (1,348,684)
      Other                                                            11,314        7,080,553        1,976,445
                                                                 ------------      -----------      -----------
           Net cash used in financing activities                  (27,084,723)     (63,021,141)     (25,909,991)
                                                                 ------------      -----------      -----------

CASH FLOWS FROM INVESTMENT ACTIVITIES
      Proceeds from sale of property, plant and equipment           7,690,286          795,089          845,085
      Proceeds from sale of investments in related companies               --       36,958,845               --
      Proceeds from sale of other investments                     108,628,672       91,835,536       56,435,911
      Capital expenditures                                        (54,030,912)     (34,100,609)     (20,273,539)
      Investments in related companies                            (11,445,520)      (4,212,943)     (14,321,244)
      Investments in financial instruments                       (103,459,663)     (89,967,458)     (35,018,070)
      Accounts receivable from related companies                     (862,946)       4,083,677         (284,922)
      Other                                                          (102,220)         (47,315)          14,652
                                                                 ------------      -----------      -----------
           Net cash used in investment activities                 (53,582,303)       5,344,822      (12,602,127)
                                                                 ------------      -----------      -----------

           Net cash flow for the year                              (9,236,626)      12,147,926       26,249,052

PRICE-LEVEL RESTATEMENT OF CASH AND
  CASH EQUIVALENTS                                                 (1,822,518)       1,927,211        1,627,630
                                                                 ------------      -----------      -----------
NET (DECREASE) INCREASE IN CASH AND
  CASH EQUIVALENTS                                                (11,059,144)      14,075,137       27,876,682

CASH AND CASH EQUIVALENTS AT
  BEGINNING OF YEAR                                                61,284,669       50,225,525       64,300,662
                                                                 ------------      -----------      -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                           50,225,525       64,300,662       92,177,344
                                                                 ============      ===========      ===========

The accompanying notes 1 to 24 form an integral part of these consolidated financial statements.

                COMPANIA CERVECERIAS UNIDAS S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                              AT DECEMBER 31, 2002

             Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2002

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Compania Cervecerias Unidas S.A. ("CCU" or "the Company") is the largest producer, bottler and distributor of beer in Chile. CCU's line of beers includes a full range of super-premium, premium, medium-priced and popular-priced brands, which are primarily marketed under twelve different brand names and four brand extensions. The Company has three beer production facilities located throughout Chile, and has a nationwide production and distribution network. The Company also imports and distributes Budweiser, Paulaner and Guinness beers in Chile.

The Company is one of the largest producers in the Argentine beer market. It has two beer production facilities in Argentina, in Salta and Santa Fe. Under a joint venture agreement with Anheuser-Busch Incorporated ("Anheuser-Busch"), the Company produces and distributes locally produced Budweiser beer in Argentina as part of its strategy to develop Budweiser as the flagship brand of its Argentine operations. At December 31, 2001 and 2002, as a result of the joint venture agreement and subsequent capital increases, the Company and Anheuser-Busch have 89.2% and 10.8% interests, respectively, in Compania Cervecerias Unidas Argentina S.A. ("CCU Argentina").

At December 31, 2002, the Company also holds an interest in Karlovacka Pivovara d.d., an entity which operates a brewery and several distribution centers in Croatia. As described in Note 23, during 2003 the Company, through its equity investee Southern Breweries Establishment agreed to sell this interest.

The Company also produces Chilean wine through a controlling interest in Vina San Pedro S.A. ("VSP"), Chile's second largest wine exporter and third largest winery in the domestic market. VSP produces and markets premium, varietal and popular-priced wines under the brand families Vina San Pedro and Santa Helena.

The Company is the exclusive producer, bottler, and distributor in Chile of CCU's proprietary brands and those brands produced under license from PepsiCo, Schweppes Holding Limited and Watt's Alimentos S.A. The Company's soft drink and nectar products are produced in three facilities located throughout Chile, and its mineral water is produced in two bottling plants in the central region of Chile.

The consolidated financial statements for the years 2000, 2001 and 2002 include the following significant subsidiaries:

                                                         At December 31,
                                                  ------------------------------
                                                   2000        2001        2002
                                                   ----        ----        ----
                                                     %           %           %
Percentage of Direct and Indirect Ownership:
Aguas Minerales Cachantun S.A                      99.90       99.90       99.93
Comercial CCU Santiago S.A                         99.76       99.76       99.76
Fabrica de Envases Plasticos S.A                   99.99       99.99       99.99
Transportes CCU Limitada                          100.00      100.00      100.00
Cervecera CCU Chile Limitada                      100.00      100.00      100.00
CCU Cayman Limited                                 99.99       99.93       99.94
Compania Cervecerias Unidas Argentina S.A          89.22       89.18       89.18
Agua Mineral Porvenir S.A.I                       100.00          --          --
Andina de Desarrollo S.A                           52.40       52.38       52.38
Compania Industrial Cervecera S.A. ("CICSA")       88.51       88.48       88.48
Vina San Pedro S.A                                 63.91       60.33       60.33
Vinos de Chile S.A                                 63.84       60.27       60.27
Saint Joseph Investment Limited                    99.99       99.93       99.94
South Investment Limited                           99.99       99.93       99.94
Embotelladoras Chilenas Unidas S.A. ("ECUSA")      99.87       99.94       99.94
Transportes y Servicios ECCUSA Ltda                99.87          --          --
Pisconor S.A                                          --          --      100.00
Vending y Servicios CCU Limitada                      --          --       99.94
Inversiones ECCUSA S.A                                --          --       99.94
Vina Urmeneta S.A                                     --          --       60.33

A summary of significant accounting policies is set forth below:

a) Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile ("Chilean GAAP") and regulations established by the Chilean Superintendency of Securities and Insurance Companies (the "SVS").

The consolidated financial statements include the accounts of Compania Cervecerias Unidas S.A. (the "Parent Company") and subsidiaries (companies in which the Parent Company holds a direct or indirect ownership of more than 50%). The Parent Company and its subsidiaries are herein referred to collectively as the "Company" or "CCU".

On January 31, 2001, Agua Mineral Porvenir S.A.I., merged with Compania Cervecerias Unidas S.A.; the latter becoming the continuing company.

Transportes y Servicios ECCUSA Ltda. ("ECCUSA") was formed on October 13, 2000. This Company provided transportation services to ECUSA. On September 27, 2001, Compania Cervecerias Unidas S.A. transferred its 2% shareholding in ECCUSA to Transportes CCU Limitada. On that same date, ECUSA also transferred its 98% shareholding in ECCUSA to Transportes CCU Limitada. On October 1, 2001, ECCUSA merged with Transportes CCU Limitada, with the latter becoming the continuing company.

Inversiones Trovador S.A. was purchased by the Company on May 10, 2002, and on December 6, 2002, changed its name to Pisconor S.A. The purpose of this entity is to develop and expand the Company's main line of business.

Vending y Servicios CCU Limitada was established on March 15, 2002, with the purpose of selling non-alcoholic beverages using vending machines.

Inversiones ECUSA S.A. was formed on September 27, 2002, in order to operate foreign subsidiaries.

Vina Urmeneta was formed on September 12, 2002, in order to further expand the Company's wine business.

All significant intercompany accounts and transactions have been eliminated upon consolidation. The participation of minority shareholders is presented in the consolidated financial statements under the caption Minority interest.

Certain minor reclassifications have been made in the 2000 and 2001 amounts to conform with the 2002 presentation.

The Company has issued its audited statutory consolidated financial statements in Spanish and in conformity with accounting principles generally accepted in Chile, which include certain notes and additional information required by the Chilean Superintendency of Securities and Insurance for statutory purposes. Management believes that these additional notes and information are not essential for the complete understanding of the consolidated financial statements and accordingly, these notes and additional information have been excluded from the accompanying consolidated financial statements.

b) Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying value of property plant, equipment, allowance for doubtful accounts, the carrying value of goodwill and investments and the determination of the liability for deposits for bottles and containers. Actual results could differ from those estimates.

c) Price-level restatements

The financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the local currency during each year. For this purpose and in conformity with current Chilean regulations, non-monetary assets and liabilities and equity accounts have been restated by charges or credits to income. Furthermore, the income and expense accounts have been restated in terms of year-end constant pesos. In accordance with Chilean tax regulations and accounting practices, the restatements were calculated based on the official Consumer Price Index of the National Institute of Statistics, applied one month in arrears, which was 4.7%, 3.1% and 3.0% for the years ended November 30, 2000, 2001 and 2002, respectively. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile. For comparative purposes, the consolidated financial statements as of December 31, 2000 and 2001 and the amounts disclosed in the related footnotes have been restated in terms of Chilean pesos of December 31, 2002 purchasing power. The above-mentioned price-level restatements do not purport to present appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of assets and liabilities exposed to the effects of inflation.

d) Foreign currency

Balances in foreign currency included in the consolidated balance sheet and detailed in Note 5 have been translated into Chilean pesos at the Observed Exchange Rates determined by the Central Bank of Chile in effect at each year end (historical rates of Ch$ 573.65 per US$ 1.00 in 2000, Ch$ 654.79 per US$
1.00 in 2001 and Ch$ 718.61 per US$ 1.00 in 2002, Ch$ 538.4 per [GRAPHIC
OMITTED][GRAPHIC OMITTED] 1.00 in 2000, Ch$ 578.18 per [GRAPHIC OMITTED][GRAPHIC OMITTED] 1.00 in 2001 and Ch$ 752.55 per [GRAPHIC OMITTED][GRAPHIC OMITTED] 1.00 in 2002).

e) Time deposits and marketable securities

Time deposits are reported at cost plus accrued interest and price level restatements at each year end.

Marketable securities include shares owned by the Company which are reported at the lower of their historical cost plus price-level restatements ("restated cost") or market value of the portfolio of shares, and mutual fund shares reported at their year end quoted values.

f) Allowance for doubtful accounts receivable

The Company records an allowance for doubtful accounts receivable on the basis of an aging analysis. This allowance is netted against Accounts receivable - trade and other. Management believes that the provision is sufficient to cover bad debts.

g) Inventories

This caption includes inventories, which the Company estimates to have a turnover period of one year or less.

For the years 2000 and 2001, inventories of finished and in-process goods, raw materials and supplies (see Note 6) are stated at replacement cost, as defined in the Income Tax Law, including solely the cost of raw materials added to the products. The resulting value of inventories does not exceed their estimated net realizable values.

At December 31, 2002, the Company's subsidiaries Cervecera CCU Chile Ltda., ECUSA S.A., Vina San Pedro S.A., Plasco S.A., and Compania Industrial Cervecera S.A. changed the method used to value its finished products from direct cost including solely raw materials to a method which includes raw materials, labor and overhead costs.

h) Prepaid expenses

Prepaid expenses are shown at restated cost and include prepayments for advertising, insurance premiums, computer maintenance services and others, and are amortized over the period of the benefit. Long-term portions of prepaid expenses are classified under other assets-long-term.

i) Other current assets

At December 31, 2001 and 2002, other current assets include investments in debt securities issued by the Central Bank of Chile and other institutions, acquired under resale agreements. Investments under this caption are held at restated cost plus accrued interest. Also included is the short-term portion of bond discount arising from bonds issued by the Company during 1994, which is being amortized over the term of the bonds.

CICS.A., a subsidiary in Argentina, owns bonds of the federal and certain provincial governments of Argentina, which are not listed on any stock exchange and accordingly are valued at their nominal value net of allowance for lower market value. These bonds are classified as short-term; because some will be used by the Company to meet short-term obligations and others will mature in the short-term. The Company estimates that the bonds issued by the Argentine federal government will be held to maturity and will then be used for the repayment of liabilities to the government. No interest income is being recognized on these bonds.

The Company uses forward contracts to hedge existing assets and liabilities denominated in US dollars. These forward contracts are valued at market value at the balance sheet date. Unrealized losses are recognized as a charge to income on an accrual basis and unrealized gains are recorded upon the maturity of the contract.

j) Property, plant and equipment

Property, plant and equipment are shown at restated cost. Depreciation for each year has been calculated under the straight-line method, based on the estimated useful lives assigned to the assets.

Purchased software is included in this caption and is being amortized over periods between four and seven years.

This caption also includes the net remaining increment arising from the technical appraisal of property, plant and equipment carried out during 1979, in conformity with instructions issued by the Chilean Superintendency of Securities and Insurance. A further technical appraisal of assets was carried out in the foreign subsidiaries, which were consolidated for the first time in 1995.

Repairs and maintenance costs are charged against income while improvements are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by reversing the cost and accumulated depreciation accounts, with any related gain or loss reflected in other non-operating income or non-operating expense.

k) Bottles and containers

At December 31, 2001 and 2002, bottles and containers are reported at restated cost, net of write-offs due to breakage and allowances. Depreciation of glass bottles, pallets, and plastic boxes is calculated under the straight-line method based on restated cost and the estimated useful lives assigned to the respective assets.

Deposits received on bottles and containers in circulation are classified as long-term liabilities. At December 31, 2001 and 2002, the amount of these deposits was determined based on estimated redemption of the bottles and containers by customers, valued using the historic value of the deposit. These deposits are not subject to monetary correction.

l) Investments in related companies

This caption includes investments in unconsolidated related companies, in which the Company has the ability to exercise significant influence over the operating and financial policies. Under Chilean GAAP, this is generally presumed to occur when the investor owns between 10% and 50% of the outstanding shares. Such investments are accounted for using the equity method.

m) Goodwill and negative goodwill

Under Chilean GAAP, goodwill arises from the excess of the purchase price of companies acquired over their net book value; negative goodwill arises when net book value exceeds the purchase price of companies acquired. Goodwill and negative goodwill also arise from the purchase of investments accounted for by the equity method. Goodwill and negative goodwill are normally amortized on a straight-line basis over the expected period of return of the investments, up to a maximum period of 20 years. Chilean GAAP also provides that the amortization of goodwill and negative goodwill may be accelerated if the proportional net income or loss of the investee exceeds the respective straight-line amortization amount.

n) Investments in other companies

This caption includes investments in quoted shares with an average trading value below UF 400 during the last quarter of each year. In addition, this caption includes investments in unlisted shares and partnership interests in other companies where the Company does not have the ability to exercise significant influence over the operating and financial policies of the investee.

Investments in unlisted shares and partnership interests in other companies are reported at each year end at restated cost. No provision for impairment has been recorded, as this was not necessary. Income from these investments is recognized on a cash basis.

o) Translation of foreign currency financial statements

The investments in Karlovacka Pivovara dd ("KP") and the Argentine subsidiaries are recorded in accordance with Technical Bulletin No. 64 of the Chilean Institute of Accountants. Under this pronouncement, the financial statements of foreign subsidiaries, which operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations must be remeasured into Euro and US dollars and translated into Chilean pesos at the year-end exchange rate. As a result, no effect is given to price-level restatements based on inflation in those countries and the Euro and US dollar are considered to be the functional currency of these operations respectively. Accordingly, the financial statements of KP and the Argentine subsidiaries are prepared in accordance with Chilean GAAP except for the application of monetary correction and then remeasured into Euro and US dollars as follows:

1) Monetary assets and liabilities at the closing exchange rate for the period;

2) All other assets and liabilities and shareholders' equity are expressed in historical Euro and US dollars;

3)    Income and expense accounts at average rates during the period;

4) The resulting exchange adjustments are included in the results of operations.

The resulting Euro and US dollar amounts are then translated to Chilean pesos at the Observed Exchange Rate of the Euro and US dollar in relation to the Chilean peso at the balance sheet date. The net equity in the foreign subsidiaries in Chilean pesos is compared to the investment valued by the equity method at the beginning of the year, as adjusted for price-level changes in Chile during the year. Any difference between the Company's participation in the equity of the subsidiaries and the investment therein as adjusted for Chilean inflation, arises from exchange adjustments, which are included in the Cumulative translation adjustment account in the equity section of the balance sheet under Chilean GAAP.

Given Argentina's current economic and political climate, the Company's Argentine assets were consolidated based upon Technical Bulletin N(degree) 64. It was concluded that these assets had not lost significant value.

p) Other assets

At December 31, 2001 and 2002, other assets include principally land and buildings held for sale which have been adjusted to their estimated realizable values, and trademarks which have been valued at restated cost and are amortized over a period of twenty years. Other assets also include bond discount arising from bonds issued by the Company during 1994 (see Note 9).

q) Long-term severance indemnities

The Company and most of its subsidiaries have agreed with their personnel to the payment of long-term severance indemnities. The accrued liability covering this obligation is reported under Long-term liabilities and has been calculated each year based on the present value of the obligation, assuming a 7% discount rate and an average employee tenure of eight years for 2000 and 2001. In June 2002 the Company began to estimate the average employee tenure based on the legal retirement age (65 for men and 60 for women) (see Note 2 b) and Note 13).

r) Income taxes

Current income taxes are determined in accordance with current tax regulations.

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletin No. 60 of the Chilean Institute of Accountants and based on the enacted income tax rate which will be in effect when the temporary difference reverses. The effects of deferred income taxes at January 1, 2000, which were not previously recorded, are recognized in income beginning in 2000 as the temporary differences reverse. Until December 31, 1999, deferred income taxes were also recorded on the basis of timing differences between tax and financial results, which were not expected to be offset by similar new timing differences in future years.

The Argentine subsidiaries have not accrued income taxes due to the existence of tax loss carryforwards (see Note 14). However, CICSA recorded a minimum imputed income tax (see Note 9) which has been included under Other assets because the taxes paid can be used to offset income taxes in future periods.

s) Employee vacations

Vacations are accrued as a liability when earned by employees.

t) Cash equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents, including time deposits, marketable securities and securities purchased under resale agreements.

Cash flows from operating activities include all those cash flows related to the primary operating activities of the Company and also include interest paid, interest income and, in general, all those cash flows that are not defined as investing or financing activities. The concept of operating used in this statement is broader than the concept of operating income used in the statement of income.

The balance of cash and cash equivalents is as follows:

                                                            At December 31,
                                                         2001            2002
                                                      ----------      ----------
                                                         ThCh$           ThCh$

Cash                                                   9,918,278      10,424,160
Time deposits                                         10,760,359      27,066,667
Mutual fund shares (money market funds)               27,818,137      13,505,667
Securities purchased under resale agreements          15,803,888      41,180,850
                                                      ----------      ----------
           Total                                      64,300,662      92,177,344
                                                      ==========      ==========

u) Revenue recognition

The Company recognizes revenues relating to domestic sales of beer, soda, mineral water, juice products and wine upon delivery and physical acceptance of the product, at which time title passes to the customer. Vina San Pedro S.A. generally recognizes revenues relating to export sales of wine when the wine is shipped, which in accordance with established sales terms is when title passes to the customer.

v) Advertising and sales promotion costs

Advertising and sales promotion costs are generally expensed as incurred. The cost of television and other media advertising are deferred and recognized as an expense when the corresponding advertisement is first shown.

w) Accumulated deficit during development period

In accordance with Circular 981 of the Superintendency of Securities and Insurance, disbursements made during the organization and start-up stage of Finca La Celia S.A. and Vina Totihue S.A. which are not assignable to tangible or intangible assets are included in shareholder's equity as Pre-operating stage deficits.

NOTE 2 - ACCOUNTING CHANGES

a) During the period ended December 31, 2002, the Company changed one of the variables used to calculate the long-term severance indemnities. Up to this date, the Company estimated the average remaining years for its workforce to be 8 years. The new policy estimates that the workforce will stay with the Company until the legal retirement age, resulting in a reduced charge to income amounting to ThCh$ 859,598.

b) As indicated in Note 1 g), effective December 31, 2002, the Company's subsidiaries Cervecera CCU Chile Ltda., ECUSA S.A., Vina San Pedro S.A., Plasco S.A., and Compania Industrial Cervecera S.A. changed the criteria used to value its finished products from direct cost including only raw materials to a method which includes raw materials, labor and overhead costs. The above mentioned resulted in a reduced charge to income amounting to ThCh$ 2,084,834, of which ThCh$ 1,736,923 was classified as non-operating and the balance of ThCh$ 347,911 as operating result.

There have been no further significant changes in the accounting principles used by the Parent Company or its subsidiaries for the period ended December 31, 2002.

NOTE 3 - TIME DEPOSITS AND MARKETABLE SECURITIES

Time deposits and marketable securities are summarized as follows:

                                                         As December 31,
                                                      2001              2002
                                                  -----------       -----------
                                                     ThCh$              ThCh$

Time deposits                                      29,978,096        27,113,928
Shares                                                244,959           196,660
Mutual fund shares (money market funds)            27,828,359        13,510,861
                                                  -----------       -----------
           Total                                   58,051,414        40,821,449
                                                  ===========       ===========

NOTE 4 - ACCOUNTS RECEIVABLE - TRADE AND OTHER

Accounts receivable are summarized as follows:

                                                         As December 31,
                                                      2001              2002
                                                  -----------       -----------
                                                     ThCh$              ThCh$

Trade accounts receivable                          69,236,592        66,066,012
Other accounts receivable                           3,739,590         6,612,172
Advances to suppliers                               1,423,498         1,772,614
Allowance for doubtful accounts                    (6,661,776)       (5,496,523)
                                                  -----------       -----------
           Total                                   67,737,904        68,954,275
                                                  ===========       ===========

The changes in the allowance for doubtful accounts during the years ended December 31, 2000, 2001 and 2002 were as follows:

            Balance at      Additions
            beginning    charged to cost                        Price-level      Balance at
Year        of period      and expenses     Deductions (1)      restatement     end of period
----        ---------      ------------     --------------      -----------     -------------
              ThCh$            ThCh$             ThCh$             ThCh$            ThCh$
2000        6,614,288        2,439,833        (1,117,350)        (255,920)        7,680,851
2001        7,680,851        2,354,927        (3,143,055)        (230,947)        6,661,776
2002        6,661,776        1,074,607        (1,760,006)        (479,854)        5,496,523

(1)   Write-offs of bad debts

NOTE 5 - FOREIGN CURRENCY

Assets and liabilities denominated in or exposed to the effects of foreign currency are included in the consolidated financial statements and translated into Chilean pesos as described in Note 1 d) and o). They are summarized as follows:

                                                          At December 31,
                                                      2001              2002
                                                   -----------       -----------
                                                      ThCh$             ThCh$
Assets
      Current assets                                53,244,172        31,721,426
      Property, plant and equipment                 84,598,824        76,441,983
      Other assets                                  42,860,426        58,417,955
                                                   -----------       -----------
           Total                                   180,703,422       166,581,364
                                                   ===========       ===========
Liabilities
      Current liabilities                           42,371,904        59,724,018
      Long-term liabilities                         17,295,853        19,818,302
                                                   -----------       -----------
           Total                                    59,667,757        79,542,320
                                                   ===========       ===========

The amounts detailed above include the non-monetary assets and liabilities of investments in foreign subsidiaries and investees (Compania Cervecerias Unidas Argentina S.A. and subsidiaries) expressed in US dollars in conformity with the application of Technical Bulletin No. 64 as described in Note 1 o).

NOTE 6 - INVENTORIES

Inventories are summarized as follows:

                                                           At December 31,
                                                         2001           2002
                                                     -----------    -----------
                                                        ThCh$           ThCh$

Finished goods                                         7,480,458      8,902,316
Production in process and semi-manufactured goods        943,007        989,972
Raw materials                                         23,278,708     25,813,240
Raw materials in transit                               1,638,900      3,685,495
Supplies                                               7,132,722      4,041,717
Wine in third-party cellars                            1,105,898      1,339,905
Grape crop development costs                           2,307,230      3,354,731
Obsolescence provisions                                 (806,000)      (868,837)
                                                     -----------    -----------
           Total                                      43,080,923     47,258,539
                                                     ===========    ===========

NOTE 7 - OTHER CURRENT ASSETS

Other current assets consisted of the following:

                                                           At December 31,
                                                         2001           2002
                                                     -----------    -----------
                                                        ThCh$           ThCh$

Securities purchased under resale agreements (1)      18,445,390     41,222,012
Bond discount (Note 12)                                   59,375         59,353
Argentine bonds                                        1,182,146        859,250
Land and building held for sale (net) (Note 9 a))         43,134         69,344
Fair value of forward exchange contracts (2)             730,192         81,785
Deferred income taxes (Note 14)                        2,209,944      1,770,388
Provision for Argentine Bonds                                 --       (190,552)
Other                                                    197,040         60,252
                                                     -----------    -----------
           Total                                      22,867,221     43,931,832
                                                     ===========    ===========

(1) Consists of Readjustable Promissory Notes of the Central Bank of Chile that mature in January 2003 (January 2002 for 2001 balances).

(2) Vina San Pedro S.A. had three forward exchange contracts outstanding at December 31, 2002, in order to hedge against variations in the exchange rate between the US dollar and the Chilean peso. These hedges cover short-term borrowings denominated in US dollars in the aggregate amount of ThUS$ 9.500. In all three contracts Vina San Pedro S.A. is acting as the buyer of the dollars.

NOTE 8 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (net) are summarized as follows:

                                                         At December 31,
                                                       2001            2002
                                                   ------------    ------------
                                                       ThCh$           ThCh$

Land and buildings                                   87,706,896      80,515,890
Vineyards                                            10,485,626      19,503,339
Machinery and equipment                             257,693,359     260,394,517
Increase arising from technical appraisal of
  fixed assets                                        9,474,310       9,373,564
Bottles and containers                              100,276,018      95,090,088
Construction in progress                             19,567,251      10,843,250
Promotional assets                                   52,585,284      57,671,208
Fixed assets in transit                                 705,539         408,366
Fixtures and fittings                                35,612,418      36,714,405
Software (net)                                        4,004,927       4,325,440
Other fixed assets                                    1,035,746       1,043,599
Accumulated depreciation                           (226,319,301)   (245,225,659)
                                                   ------------    ------------
       Total property, plant and equipment (net)    352,828,073     330,658,007
                                                   ============    ============

Estimated useful lives of assets are as follows:

                                                                        Years
                                                                        -----
Buildings                                                              25 - 100
Vineyards                                                              20 - 30
Machinery and equipment                                                 5 - 20
Bottles and containers                                                  4 - 8
Other fixed assets                                                       10

NOTE 9 - OTHER ASSETS

                                                         At December 31,
                                                      2001            2002
                                                   -----------    ------------
                                                      ThCh$           ThCh$
Accounts receivable from related companies
  (Note 16)                                            174,882          35,659
Goodwill on investments (c)                         35,331,037      33,875,323
Negative goodwill on investments (d)                  (747,865)       (747,136)
Land and buildings held for sale (a)                18,320,824      20,453,582
Investments in affiliated companies (b)             24,320,998      40,361,853
Prepaid expenses                                     1,500,424         865,535
Discount on issuance of bonds (Note 12)                575,901         516,328
Investments in other companies                         702,451         760,974
Trademarks                                           7,804,209       8,064,802
Accumulated amortization of trademarks              (1,490,237)     (1,947,427)
Minimum imputed income tax (Argentina)               1,475,337         874,371
Provision minimum imputed income tax                        --         (85,295)
Accounts receivable-trade and other                    226,935          20,911
Other                                                  199,493         164,839
                                                   -----------    ------------
           Total                                    88,394,389     103,214,319
                                                   ===========    ============

a)    Land and buildings held for sale:

                                            December 31, 2001                                December 31, 2002
                               -------------------------------------------      -------------------------------------------
                                            Provision for net                                Provision for net
Location                          Gross      realizable value       Net            Gross      realizable value        Net
--------                          -----      ----------------       ---            -----      ----------------        ---
                                  ThCh$           ThCh$            ThCh$           ThCh$           ThCh$             ThCh$
Quilicura                       2,797,048              --        2,797,048       2,822,322              --        2,822,322
Limache                         1,964,952        (745,254)       1,219,698       1,964,950        (745,253)       1,219,697
Santiago                        3,038,236        (939,524)       2,098,712       3,555,905      (1,389,584)       2,166,321
Talca                           1,297,586         (30,329)       1,267,257       1,297,586         (30,330)       1,267,256
Concepcion                        279,880         (93,138)         186,742         279,880              --          279,880
Osorno                          9,977,286      (2,481,518)       7,495,768       9,769,630      (2,413,762)       7,355,868
La Serena                       2,937,912        (613,456)       2,324,456       2,937,913        (613,456)       2,324,457
Valparaiso                        341,491        (201,676)         139,815              --              --               --
Vina del Mar                      842,080        (325,750)         516,330         633,662        (325,750)         307,912
Antofagasta                            --              --               --          64,884              --           64,884
Temuco                                 --              --               --             550              --              550
Peru                                   --              --               --       1,635,486              --        1,635,486
Other                             278,368          (3,370)         274,998       1,012,540          (3,591)       1,008,949
                               ----------      ----------       ----------      ----------      ----------       ----------
      Total other assets       23,754,839      (5,434,015)      18,320,824      25,975,308      (5,521,726)      20,453,582
                               ----------      ----------       ----------      ----------      ----------       ----------

Santiago                          609,882        (566,748)          43,134         264,326        (197,331)          66,995
Other                              48,890         (48,890)              --          15,649         (13,300)           2,349
                               ----------      ----------       ----------      ----------      ----------       ----------
      Total other current
        assets                    658,772        (615,638)          43,134         279,975        (210,631)          69,344
                               ----------      ----------       ----------      ----------      ----------       ----------
      Total held for sale      24,413,611      (6,049,653)      18,363,958      26,255,283      (5,732,357)      20,522,926
                               ==========      ==========       ==========      ==========      ==========       ==========

During 2000, the Company wrote down property, plant and equipment at its Osorno plant to net realizable value due to its closure. A charge totaling ThCh$ 2,481,518 was recorded in non-operating expenses. Minor variations in the provisions of other plants occur due to the transfer of equipment between plants.

(b) Investments in affiliated companies at December 31 of each year are summarized as follows:

                                                                                                       Equity in net
                                                                                                   earnings of affiliated
                                      Percentage                   Investment                       companies recognized
                                         owned                   carrying value                       in income (loss)
          Company                  2001        2002          2001            2002           2000            2001             2002
          -------                  ----        ----          ----            ----           ----            ----             ----
                                     %           %          ThCh$            ThCh$          ThCh$           ThCh$            ThCh$
Southern (1)                       50.00       50.00      12,539,062      16,456,510      1,267,957        988,040        1,132,892
Union de Cervecerias Peruanas
  Backus & Johnston S.A.A
  ("UCP") (2)                         --          --              --              --        (12,252)            --               --
Cerveceria Austral S.A. (3)        49.81       50.00       1,942,689       1,810,966         39,220       (277,476)        (137,069)
Finca La Celia S.A. (4)           100.00      100.00       7,796,159      19,610,859             --             --               --
Vina Totihue S.A. (5)              50.00       50.00       2,043,088       1,914,611             --             --               --
Compania Cervecera
  Kunstmann S.A. (6)                  --       50.00              --         568,907             --             --         (134,227)
                                                          ----------      ----------     ----------       --------       ----------
           Total                                          24,320,998      40,361,853      1,294,925        710,564          861,596
                                                          ==========      ==========     ==========       ========       ==========

(1) The Company's ownership interest in Southern is 50%. Its primary objective is to maintain an investment in Karlovacka Pivovara d.d. ("Karlovacka"), a brewery operating in Croatia. Southern had an ownership interest of 68.804% in Karlovacka at December 2002 and 2001.

      The Company acquired this investment in Southern in September 1994, resulting in Goodwill. At December 2002 the parent company had registered goodwill amounting to ThCh$ 102,746 (ThCh$ 112,619 in 2001).

(2) During 1999, the Company acquired a 4.28% interest in UCP for ThCh$ 20,008,090, generating goodwill of ThCh$ 9,517,876. This investment was accounted for at cost during 1999. During 2000, the Company acquired an additional 0.35% interest in UCP for ThCh$ 905,574, generating goodwill of ThCh$ 597,894. On February 22, 2000, a member of the Board of Directors of the Company became a member of the Board of UCP. From that time on, the Company has been able to exercise a significant influence over UCP, and as a result, for Chilean GAAP purposes the Company began accounting for its investment by the equity method effective February 1, 2000.

      During March 2001, the Company sold all of its holding in UCP, generating a gain of ThCh$ 17,199,012 (see Note 20).

(3) During November 2000, the Company acquired 50% of Cerveceria Austral S.A. ("Austral") at a cost of ThCh$ 4,686,221 generating goodwill of ThCh$ 2,439,003. The principal activity of Austral is the production, bottling and distribution of beer in Chile.

      At December 31, 2002, Cerveceria Austral S.A. had an ownership interest of 99% in Comercial Patagona Limitada.

(4) The principal activity of Finca la Celia S.A., an Argentine company, is the production, marketing, and distribution of wine-related and other agricultural products and the rental of agricultural plots, warehouses, vineyards and other commercial establishments related to the wine industry. This company is not consolidated under Chilean GAAP at December 2002 and 2001, because it is in the development stage.

      At December 31, 2002, the Parent Company has an ownership interest of 60,325% in Finca La Celia S.A.

      At December 31, 2002, Finca La Celia S.A. has an ownership interest of 99,9% in Finca Eugenio Bustos S.A., which also is in the development stage.

(5) During October 2001, Vina San Pedro S.A. acquired a 50% holding in Vina Totihue S.A., which is in the development stage. Vina San Pedro S.A. acquired 35,000 shares which were purchased through a cash payment of US$ 800,000 (equivalent to ThCh$ 563,410) and by contributing land with a value of US$ 2,700,000 (equivalent to ThCh$ 1,901,787).

(6) During May 2002, as a result of the acquisition of Pisconor S.A (Ex. Inversiones Trovador S.A.), the Parent Company acquired a 30.7% ownership interest in Compania Cervecera Kunstmann S.A. (CCK).

      On November 22, 2002, Pisconor S.A. transferred 68,329 shares of CCK to the parent company. As a result, Compania Cervecerias Unidas S.A. became the owner of a direct participation of 50% in CCK.

(c) Goodwill on investments (net of accumulated amortization) is detailed as follows:

                                                           At December 31,
                                                         2001           2002
                                                     -----------    -----------
                                                        ThCh$           ThCh$

Vina San Pedro S.A. (1)                                5,299,218      4,918,018
Compania Industrial Cervecera S.A                     16,813,735     16,592,117
ECUSA (2)                                              9,692,333      9,148,836
South Investment Limited                               1,021,162        960,798
Southern Breweries Establishment                         112,619        102,746
Aguas Minerales Cachantun S.A                                838            789
Cerveceria Austral S.A                                 2,391,132      2,152,019
                                                     -----------    -----------
           Total                                      35,331,037     33,875,323
                                                     ===========    ===========

Accumulated amortization was ThCh$ 17,878,321 and ThCh$ 20,588,979 at December 31, 2001 and 2002 respectively.

(d) Negative goodwill on investments (net of accumulated amortization) is detailed as follows:

                                                             At December 31,
                                                           2001           2002
                                                         -------        -------
                                                          ThCh$           ThCh$

Compania Industrial Cervecera S.A                        589,092        586,946
Cerveceria Austral S.A                                   158,773        160,190
                                                         -------        -------
           Total                                         747,865        747,136
                                                         =======        =======

Accumulated amortization of negative goodwill was ThCh$ 212,571 and ThCh$ 262,528 at December 31, 2001 and 2002 respectively.

NOTE 10 - SHORT-TERM BORROWINGS

Short-term borrowings relate to bank loans and are denominated in the following currencies:

                                                           At December 31,
                                                         2001           2002
                                                     -----------    -----------
                                                        ThCh$           ThCh$

United States dollars                                 12,747,643     28,129,538
UF                                                        23,037          2,080
                                                     -----------    -----------
           Total                                      12,770,680     28,131,618
                                                     ===========    ===========

The annual average rate of interest in 2002 on the above loans was approximately 2.4% (3.0% in 2001).

NOTE 11 - LONG-TERM DEBT

Long-term debt is comprised:

                                                           At December 31,
                                                         2001           2002
                                                     -----------    -----------
                                                        ThCh$           ThCh$
Loans payable (generally in quarterly and
  semi-annual installments)                           37,483,641     21,633,164
Bonds payable (Note 12)                               22,681,978     21,307,920
Other long-term obligations                            1,343,323      1,083,202
                                                     -----------    -----------
           Total                                      61,508,942     44,024,286
Less:  Current portion                               (18,892,250)   (20,084,439)
                                                     -----------    -----------
           Long-term portion                          42,616,692     23,939,847
                                                     ===========    ===========

The details of loans payable at December 31, 2001 were as follows:

                                                                     Total at       Annual
                                                                   December 31,    interest
      Bank            Currency    Short-term       Long-term           2001          rate
      ----            --------    ----------       ---------           ----          ----
                                     ThCh$            ThCh$            ThCh$           %
Banco BICE               UF          132,964               --          132,964       5.71
Citibank (1)             US$      15,332,913       15,174,758       30,507,671         (1)
Banco de Chile           UF          503,544          502,830        1,006,374       6.80
Banco Estado             UF          473,000        4,215,190        4,688,190       4.12
Banco Sudameris          EU          241,192          269,620          510,812       6.80
Banco Santander          UF          319,076          318,554          637,630       5.45
                                  ----------       ----------       ----------
           Total                  17,002,689       20,480,952       37,483,641
                                  ==========       ==========       ==========

The details of loans payable at December 31, 2002 were as follows:

                                                                     Total at       Annual
                                                                   December 31,    interest
      Bank            Currency    Short-term       Long-term           2002          rate
      ----            --------    ----------       ---------           ----          ----
                                     ThCh$            ThCh$            ThCh$           %
Citibank (1)             US$      16,237,598               --       16,237,598         (2)
Banco de Chile           UF          502,911               --          502,911       4.91
Banco Estado             UF          858,043        3,370,865        4,228,908       1.35
Banco Santander          UF          318,607               --          318,607       4.94
Banco Sudameris          EU          119,274          225,866          345,140       4.61
                                  ----------       ----------       ----------
           Total                  18,036,433        3,596,731       21,633,164
                                  ==========        =========       ==========

(1) On October 25, 1996, the Company subscribed a syndicated loan amounting to US$ 75,000,000 with fourteen foreign banks headed by Citibank, New York. The loan has a term of 7 years.

      This loan requires that the Company comply with the following financial covenants:

      - To maintain an interest coverage ratio of at least 2.25 measured quarterly on both an individual Parent Company and consolidated basis, and based on a moving average for the last four quarters. The interest coverage ratio is based on EBIT (earnings before interest expense and taxes) divided by interest expense.

      - To maintain its leverage ratio at no more than 0.60 measured quarterly on both an individual Parent Company and consolidated basis. The leverage ratio is based on total debt divided by the sum of total debt, shareholders' equity and minority interest.

      - To maintain as shareholders' equity the equivalent to the prior year required shareholders' equity, restated by the Consumer Price Index
            (CPI) plus 25% of earnings, if they are positive. The required shareholders' equity for 1995, the first year in the calculation, amounted to ThCh$ 134,323,000 (historical), measured in Chilean pesos.

      At December 31, 2002 the Company was in compliance with all of the covenants.

(2) Libor plus 0.40 for the first 5 years and Libor plus 0.45 for the last 2 years.

NOTE 12 - BONDS PAYABLE

a)    Series C and D Bonds

The Series C and D Bonds consist of an issue of 120 bonds for a total of UF 1,200,000 and 70 bonds for a total of UF 700,000 with 21 and 12 year terms, respectively. For both series, the principal is payable in semi-annual installments beginning on March 31, 1995. Interest is payable semi-annually in arrears at a rate of 6% per annum calculated over 360 days, with payments on March 31 and September 30 of each year. At December 31, 2002 the Company had made seventeen payments of principal, as stipulated in the placement deed. The last installments are due on September 30, 2015 and 2006, respectively.

These issues were placed at a discount of ThCh$ 727,796 (historical pesos) which is being amortized over the term of the bonds. At December 31, 2002, ThCh$ 59,353 (ThCh$ 59,375 in 2001) is presented in Other current assets and ThCh$ 516,328 (ThCh$ 575,901 in 2001) in Other Assets.

The series C and D Bonds have the following covenants:

i) The Company is required to maintain a ratio of total liabilities to equity of two to one.

ii) Current assets must exceed current liabilities during the term of the obligations.

iii) The Company must maintain a minimum ratio of 1.30 of its unpledged assets over its unsecured current liabilities.

iv) The Company must maintain unpledged assets of not less than 30% of liabilities.

v) The Company must not make any new investments which exceed 15% of total assets in companies not classified by the Risk Classification Committee or which are classified as D or E investments by the Committee.

At December 31, 2002 the Company was in compliance with all the covenants.

Bonds payable are reported in the financial statements as follows:

                                                         At December 31,
                                                    2001                 2002
                                                 ----------           ----------
                                                    ThCh$                ThCh$
Short-term
      Principal                                   1,354,002            1,353,483
      Accrued interest                              333,967              321,957
                                                 ----------           ----------
           Total                                  1,687,969            1,675,440
                                                 ----------           ----------
Long-term
      Principal                                  20,994,009           19,632,480
                                                 ----------           ----------
           Total                                 22,681,978           21,307,920
                                                 ==========           ==========

c) Scheduled maturities of long-term debt and bonds payable at December 31, 2002 are follows:

                               Bonds         Loans
Maturing during the years     payable       payable       Other          Total
-------------------------     -------       -------       -----          -----
                               ThCh$         ThCh$        ThCh$          ThCh$

2003                         1,675,440    18,036,434      372,566     20,084,440
2004                         1,353,483     1,068,582      150,554      2,572,619
2005                         1,353,483       842,716      513,263      2,709,462
2006                         1,353,483       842,716       46,819      2,243,018
2007                           376,742       842,716           --      1,219,458
2008 to 2011                 3,943,240            --           --      3,943,240
2012 to 2015                11,252,049            --           --     11,252,049
                            ----------    ----------    ---------     ----------
Total                       21,307,920    21,633,164    1,083,202     44,024,286
                            ==========    ==========    =========     ==========

NOTE 13 - ACCRUED EXPENSES

The detail of accrued expenses at each year-end is as follows:

                Short-term                                         2001           2002
                                                                ----------     ----------
                                                                   ThCh$          ThCh$
Salaries payable                                                   117,574        106,145
Compulsory profit sharing benefits to Employees                    458,967             --
Other employee benefits                                            203,229         48,778
Advertising expenses on invoices not received                    2,644,774      1,684,712
Fees                                                                31,031         32,058
Directors' profit sharing (Note 19)                              1,132,322        723,335
Provision for vacation expenses                                  3,031,474      2,915,304
Provision for severance indemnities                                394,920        232,513
Fair value of forward exchange contracts (1)                        23,113        102,138
Accrued expenses on invoices not received                        2,473,487      2,217,034
Sales commissions                                                  193,135        507,056
Licenses and consulting                                            307,667        207,950
Accrual for pavement costs required by municipal government        292,663        292,663
Provision for lawsuits                                             706,489        472,550
Write-offs of glass bottles                                        465,954        213,971
Prizes for employee achievements                                   160,847        349,460
Other accrued expenses                                           1,485,445      2,217,576
                                                                ----------     ----------
           Total                                                14,123,091     12,323,243
                                                                ==========     ==========

           Long-term

Provision for severance indemnities                              2,055,584      1,144,789
Provision for lawsuits                                              76,384         19,325
                                                                ----------     ----------
           Total                                                 2,131,968      1,164,114
                                                                ==========     ==========

(1) At December 31, 2002, CCU has two outstanding forward contracts to hedge against variations in the exchange rate between the US dollar and the Chilean peso. This hedge covers US dollar-denominated investments made by the Company, which is the seller of US dollars in both contracts.

NOTE 14 - INCOME TAXES

a) The Company has income tax liabilities at December 31, 2002 amounting to ThCh$ 4,472,564 (ThCh$ 4,239,108 in 2001) and liabilities for other taxes of ThCh$ 67,423 (ThCh$ 87,554 in 2001). Most of the income tax that would have been payable on 2001 and 2002 results of operations has been eliminated by the application of tax loss carryforwards that arose in prior years. At December 31, 2002, the Company had tax loss carryforwards in Chile amounting to ThCh$ 9,301,016 (ThCh$ 1,613,735 in 2001) which are available to apply against tax liabilities in future years. No expiration date is prescribed by Chilean law for tax loss carryforwards.

      Additionally, CCU Argentina S.A. and its subsidiaries have tax loss carryforwards aggregating ThCh$ 17,245,482 at December 31, 2002 (ThCh$ 14,154,596 in 2001) which may be applied to reduce taxable income in Argentina during a five-year carryforward period.

      The corporate income tax charge for the years ended December 31, 2002 and 2001, is analyzed as follows:

                                                 2001             2002
                                              ----------       ----------
                                                 ThCh$            ThCh$

      Income tax current provisions            4,253,574        4,475,940
      Other taxes                                 73,088           64,047
                                              ----------       ----------
           Subtotal                            4,326,662        4,539,987
                                              ----------       ----------

      Monthly provisional payments            (4,229,836)      (4,320,332)
      Other credits                           (2,368,221)      (2,665,253)
                                              ----------       ----------
           Total prepaid taxes                (2,271,395)      (2,445,598)
                                              ==========       ==========

b)    Deferred income taxes

At December 31, 2001 and 2002, the accumulated balances from deferred taxes originating from temporary differences were as follows:

                                                                        2001
                                              -------------------------------------------------------
                                                         Asset                     Liabilities
             Temporary                        Short-term      Long-term     Short-term     Long-term
             ---------                        ----------      ---------     ----------     ---------
                                                  ThCh$          ThCh$         ThCh$         ThCh$
Allowance for doubtful accounts                  690,445              --           --              --
Provision for vacations                          452,503              --           --              --
Provision for obsolescence of inventories        184,947           2,819           --              --
Provision for impairment of fixed assets          69,893         946,828           --              --
Other provisions                                 521,108         759,467           --         306,220
Leasing obligations                                   --              --           --         128,842
Depreciation of fixed assets                          --              --           --      16,937,114
Employee severance indemnities                        --              --           --         234,330
Capitalization of acquired software                   --              --           --          51,236
Amortization of intangibles                           --              --           --         775,015
Capitalization of fixed assets                        --              --           --          69,247
Deferred customs duties                               --          77,015           --              --
Provision for labor lawsuit                           --          26,734           --              --
Capitalized farmland development costs                --              --      371,458              --
Adjustment of bottle deposits                         --         274,192           --       1,259,946
Fair value of forward exchange contracts           3,698              --      116,831              --
Tax loss carryforwards                           367,394       4,848,587           --              --
Capitalization of overhead costs                 421,235              --           --              --
Valuation of marketable securities                    --              --           --              --
Unrealized gains                                      --              --           --              --
Less: Complementary accounts -
 net of accumulated amortization                 (12,990)       (257,043)          --      (2,384,044)
                                              ----------      ----------      -------     -----------
           Subtotal                            2,698,233       6,678,599      488,289      17,377,906
Valuation allowance                                   --      (5,626,123)          --              --
                                              ----------      ----------      -------     -----------
           Total                               2,698,233       1,052,476      488,289      17,377,906
                                              ==========      ==========      =======     ===========

                                                                         2002
                                              ---------------------------------------------------------
                                                         Asset                      Liabilities
             Temporary                        Short-term      Long-term      Short-term      Long-term
             ---------                        ----------      ---------      ----------      ---------
                                                ThCh$           ThCh$          ThCh$           ThCh$
Allowance for doubtful accounts                  751,717          32,009             --              --
Provision for vacations                          431,892              --             --              --
Provision for obsolescence of inventories        470,062              --             --              --
Provision for impairment of fixed assets         101,144       1,047,745             --              --
Other provisions                                 464,449         289,457             --              --
Leasing obligations                                   --              --             --         125,813
Depreciation of fixed assets                          --              --             --      19,313,133
Employee severance indemnities                        --              --             --         457,819
Capitalization of acquired software                   --              --             --         258,290
Amortization of intangibles                           --              --             --         341,656
Capitalization of fixed assets                        --              --             --          29,858
Deferred customs duties                               --          70,232             --              --
Provision for labor lawsuit                           --           6,764             --              --
Capitalized farmland development costs                --              --      1,192,827              --
Adjustment of bottle deposits                         --              --             --       1,731,286
Fair value of forward exchange contracts          16,854              --             --              --
Tax loss carryforwards                         1,628,334       5,923,721             --              --
Capitalization of overhead costs                      --              --        359,463              --
Valuation of marketable securities                 6,881           1,878            530              --
Unrealized gains                                      --         344,932             --              --
Less: Complementary accounts -
 net of accumulated amortization                      --        (198,774)            --      (1,801,137)
                                              ----------      ----------      ---------     -----------
           Subtotal                            3,871,333       7,517,964      1,552,820      20,456,718
Valuation allowance                             (548,125)     (5,923,721)            --              --
                                              ----------      ----------      ---------     -----------
           Total                               3,323,208       1,594,243      1,552,820      20,456,718
                                              ==========      ==========      =========     ===========

The complementary accounts correspond to the accumulated effect of deferred income taxes which were not recorded until January 1, 2000 when Technical Bulletin No. 60 was adopted. The complementary accounts are amortized over the weighted average terms of reversal of the corresponding temporary differences.

c)    Effect on results

                                                           2000            2001            2002
                                                        ----------      ----------      ----------
                                                           ThCh$           ThCh$           ThCh$
Deferred income tax provision                             (753,562)     (3,152,224)     (2,243,358)
Amortization of effects of deferred
  income taxes accumulated at beginning of the year        263,521          42,211        (511,648)
Current tax provision                                   (4,878,360)     (4,326,662)     (4,539,987)
Other - tax refunds                                         37,676          76,435        (141,442)
                                                        ----------      ----------      ----------
           Total                                        (5,330,725)     (7,360,240)     (7,436,435)
                                                        ==========      ==========      ==========

NOTE 15 - SHAREHOLDERS' EQUITY

The changes in the Shareholders' equity accounts during 2000, 2001 and 2002 were as follows:




                                                     Number            Common             Share
                                                    of shares           stock            premium
                                                    ---------           -----            -------
                                                                        ThCh$             ThCh$
Balances at December 31, 1999 (historical)         318,502,872       151,364,229       11,837,777
Allocation of 1999 net income                               --                --               --
Final dividend of Ch$ 38.65 per share                       --                --               --
Price-level restatement                                     --         7,114,119          556,376
Proportional share of loss of subsidiary in
   development period                                       --                --               --
Interim dividend of Ch$ 33.00 per share                     --                --               --
Translation adjustment for the year                         --                --               --
Net income for the year                                     --                --               --
                                                   -----------       -----------       ----------
Balances at December 31, 2000                      318,502,872       158,478,348       12,394,153
                                                   ===========       ===========       ==========
Balances at December 31, 2000 restated to
  constant December 31, 2002 pesos                                   168,292,912       13,161,723
                                                   ===========       ===========       ==========

Balances at December 31, 2000 (historical)         318,502,872       158,478,348       12,394,153
Allocation of 2000 net income                               --                --               --
Final dividend of Ch$ 7.39 per share                        --                --               --
Price-level restatement                                     --         4,912,829          384,219
Proportional share of loss of subsidiary in
  development period                                        --                --               --
Interim dividend of Ch$ 33.00 per share                     --                --               --
Translation adjustment for the year                         --                --               --
Extraordinary dividend of Ch$91.61 per share                --                --               --
Net income for the year                                     --                --               --
                                                   -----------       -----------       ----------
Balances at December 31, 2001                      318,502,872       163,391,177       12,778,372
                                                   ===========       ===========       ==========
Balances at December 31, 2001 restated to
  constant December 31, 2002 pesos                                   168,292,912       13,161,723
                                                   ===========       ===========       ==========

Balances at December 31, 2001 (historical)         318,502,872       163,391,177       12,778,372
Allocation of 2001 net income                               --                --               --
Final dividend of Ch$ 33.00 per share                       --                --               --
Price-level restatement                                     --         4,901,735          383,351
Proportional share of loss of subsidiary in
  development period                                        --                --               --
Interim dividend of Ch$ 22.00 per share                     --                --               --
Translation adjustment for the year                         --                --               --
Net income for the year                                     --                --               --
                                                   -----------       -----------       ----------
Balances at December 31, 2002                      318,502,872       168,292,912       13,161,723
                                                   ===========       ===========       ==========

                                                                             Other reserves
                                                   -----------------------------------------------------------------------
                                                       Surplus on                                              Cumulative
                                                   technical appraisal                    Pre-operating        translation
                                                     of fixed assets       Other          stage deficit        adjustment
                                                     ---------------       -----          -------------        ----------
                                                          ThCh$            ThCh$              ThCh$              ThCh$
Balances at December 31, 1999 (historical)              3,125,856            (8,403)                --          5,123,929
Allocation of 1999 net income                                  --                --                 --                 --
Final dividend of Ch$ 38.65 per share                          --                --                 --                 --
Price-level restatement                                   146,915              (395)                --            240,307
Proportional share of loss of subsidiary in
   development period                                          --                --           (109,961)                --
Interim dividend of Ch$ 33.00 per share                        --                --                 --                 --
Translation adjustment for the year                            --                --                 --          2,503,925
Net income for the year                                        --                --                 --                 --
                                                       ----------        ----------        -----------        -----------
Balances at December 31, 2000                           3,272,771            (8,798)          (109,961)         7,868,161
                                                       ==========        ==========        ===========        ===========
Balances at December 31, 2000 restated to
  constant December 31, 2002 pesos                      3,475,454            (9,343)          (116,771)         8,355,436
                                                       ==========        ==========        ===========        ===========

Balances at December 31, 2000 (historical)              3,272,771            (8,798)          (109,961)         7,868,161
Allocation of 2000 net income                                  --                --            109,961                 --
Final dividend of Ch$ 7.39 per share                           --                --                 --                 --
Price-level restatement                                   101,456              (273)                --            243,913
Proportional share of loss of subsidiary in
  development period                                           --                --           (995,427)                --
Interim dividend of Ch$ 33.00 per share                        --                --                 --                 --
Translation adjustment for the year                            --                --                 --          2,576,401
Extraordinary dividend of Ch$91.61 per share                   --                --                 --                 --
Net income for the year                                        --                --                 --                 --
                                                       ----------        ----------        -----------        -----------
Balances at December 31, 2001                           3,374,227            (9,071)          (995,427)        10,688,475
                                                       ==========        ==========        ===========        ===========
Balances at December 31, 2001 restated to
  constant December 31, 2002 pesos                      3,475,454            (9,343)        (1,025,290)        11,009,129
                                                       ==========        ==========        ===========        ===========

Balances at December 31, 2001 (historical)              3,374,227            (9,071)          (995,427)        10,688,475
Allocation of 2001 net income                                  --                --            995,427                 --
Final dividend of Ch$ 33.00 per share                          --                --                 --                 --
Price-level restatement                                   101,226              (272)                --            275,400
Proportional share of loss of subsidiary in
  development period                                           --                --         (1,490,485)                --
Interim dividend of Ch$ 22.00 per share                        --                --                 --                 --
Translation adjustment for the year                            --                --                 --          6,845,460
Net income for the year                                        --                --                 --                 --
                                                       ----------        ----------        -----------        -----------
Balances at December 31, 2002                           3,475,453            (9,343)        (1,490,485)        17,809,335
                                                       ==========        ==========        ===========        ===========

                                                          Retained earnings
                                                    Retained           Net income
                                                    earnings           for the year           Total
                                                    --------           ------------           -----
                                                      ThCh$               ThCh$               ThCh$
Balances at December 31, 1999 (historical)         174,845,670          32,900,606         379,189,664
Allocation of 1999 net income                       32,900,606         (32,900,606)                 --
Final dividend of Ch$ 38.65 per share              (12,309,767)                 --         (12,309,767)
Price-level restatement                              9,407,092                  --          17,464,414
Proportional share of loss of subsidiary in
   development period                                       --                  --            (109,961)
Interim dividend of Ch$ 33.00 per share                     --         (10,510,595)        (10,510,595)
Translation adjustment for the year                         --                  --           2,503,925
Net income for the year                                     --          25,727,374          25,727,374
                                                   -----------        ------------        ------------
Balances at December 31, 2000                      204,843,601          15,216,779         401,955,054
                                                   ===========        ============        ============
Balances at December 31, 2000 restated to
  constant December 31, 2002 pesos                 217,529,566          16,159,155         426,848,132
                                                   ===========        ============        ============

Balances at December 31, 2000 (historical)         204,843,601          15,216,779         401,955,054
Allocation of 2000 net income                       15,106,818         (15,216,779)                 --
Final dividend of Ch$ 7.39 per share                (2,353,099)                 --          (2,353,099)
Price-level restatement                              6,061,701                  --          11,703,845
Proportional share of loss of subsidiary in
  development period                                        --                  --            (995,427)
Interim dividend of Ch$ 33.00 per share                     --         (10,510,595)        (10,510,595)
Translation adjustment for the year                         --                  --           2,576,401
Extraordinary dividend of Ch$91.61 per share       (29,178,685)                 --         (29,178,685)
Net income for the year                                     --          38,377,295          38,377,295
                                                   -----------        ------------        ------------
Balances at December 31, 2001                      194,480,336          27,866,700         411,574,789
                                                   ===========        ============        ============
Balances at December 31, 2001 restated to
  constant December 31, 2002 pesos                 200,314,746          28,702,701         423,922,032
                                                   ===========        ============        ============

Balances at December 31, 2001 (historical)         194,480,336          27,866,700         411,574,789
Allocation of 2001 net income                       26,871,273         (27,866,700)                 --
Final dividend of Ch$ 33.00 per share              (10,510,595)                 --         (10,510,595)
Price-level restatement                              6,346,252                  --          12,007,692
Proportional share of loss of subsidiary in
  development period                                        --                  --          (1,490,485)
Interim dividend of Ch$ 22.00 per share                     --          (7,007,063)         (7,007,063)
Translation adjustment for the year                         --                  --           6,845,460
Net income for the year                                     --          22,064,886          22,064,886
                                                   -----------        ------------        ------------
Balances at December 31, 2002                      217,187,266          15,057,823         433,484,684
                                                   ===========        ============        ============

a) The cumulative translation adjustments account includes exchange differences resulting from the application of Technical Bulletin No 64 of the Institute of Chilean Accountants as follows:

                                                                       ThCh$
                                                                    -----------
Balance at December 31, 1999                                          5,696,993
Translation gain (net) on foreign investments                         9,134,845
Exchange losses on bank loans designated
  as hedges on foreign investments                                   (6,731,591)
Price-level restatements                                                255,189
                                                                    -----------
Balance at December 31, 2000                                          8,355,436

Translation gain (net) on foreign investments                        14,791,601
Exchange losses on bank loans designated
  as hedges on foreign investments                                  (12,389,139)
Price-level restatement                                                 251,231
                                                                    -----------
Balance at December 31, 2001                                         11,009,129

Translation gain (net) on foreign investments                         9,059,291
Exchange losses on bank loans designated
  as hedges on foreign investments                                   (2,534,485)
Price-level restatement                                                 275,400
                                                                    -----------
Balance at December 31, 2002                                         17,809,335
                                                                    ===========

b) The accumulated deficit during the development stage of subsidiaries includes the recognition of the proportional share of the results of operations of subsidiaries in the development stage.

c) As required by Chilean Law, Paid-in capital has been modified to reflect the proportional capitalization of the price-level restatement of equity accounts.

d) The Company's dividend policy is to distribute an annual dividend in an amount equal to 50% of its net income.

e) At the Shareholders' Meeting held on April 27, 2000, the shareholders agreed to distribute a final dividend of Ch$ 38.65 per share for a total of ThCh$ 12,309,767 (historical pesos).

f) At the Board of Directors' meeting held on December 11, 2000, the directors agreed to distribute an interim dividend of Ch$ 33.00 per share for a total of ThCh$ 10,510,595 (historical pesos).

g) At the Shareholders' Meeting held on April 26, 2001, the shareholders agreed to distribute a final dividend of Ch$ 7.388 per share for a total of ThCh$ 2,353,099 (historical pesos).

      Additionally, on this date the shareholders agreed to distribute an extraordinary dividend of Ch$ 91.612 per share for a total of ThCh$ 29,178,684 (historical pesos) charged against retained earnings.

h) At the Board of Directors' meeting held on December 6, 2001, the directors agreed to distribute an interim dividend of Ch$ 33.00 per share for a total of ThCh$ 10,510,595 (historical pesos).

i) At the Shareholders' Meeting held on April 26, 2002, the shareholders agreed to pay a final dividend of Ch$ 33.00 for a total of ThCh$ 10,510,595 (historical pesos).

j) At the Board of Directors' Meeting held on December 3, 2002, the directors agreed to distribute an interim dividend of Ch$ 22.00 per share for a total of ThCh$ 7,007,063 (historical pesos).

NOTE 16 - ACCOUNTS WITH RELATED COMPANIES

The consolidated balance sheet at December 31, 2001 and 2002 includes the following accounts with related companies:

                                                    2001                        2002
            Entity                         Receivable    Payable      Receivable     Payable
            ------                         ----------    -------      ----------     -------
                                             ThCh$        ThCh$         ThCh$         ThCh$
Cotelsa S.A                                      --        1,793             --       46,945
Hoteles Carrera S.A                           3,156        2,062          7,915        8,010
Quinenco S.A                                    849           --            825           --
Southern Breweries Establishment            174,882           --         35,659           --
Anheuser - Busch International
 Holdings, Inc.                             147,842      443,258             --      145,023
Anheuser Busch Latin America
   Development Corporation                   35,764           --             --      164,361
Editorial Trineo S.A                             --           --             --          191
Cerveceria Austral S.A                       23,890       91,263        176,127      178,775
Empresa Nacional de Telecomunicaciones           --       49,677             --       10,706
Entel PCS Telecomunicaciones S.A                 --        9,119             --       44,260
Telefonica del Sur Carrier S.A                   --          575             --        1,280
Telefonica del Sur S.A                           --        3,879             --          129
Banco Edwards                                    --        1,128          2,239      134,156
Vina Totihue S.A                             80,145           --      1,470,158           --
Finca La Celia S.A                          426,894           --        511,084       38,934
Karlovacka Pivovara d.d                          --        3,239         40,028           --
Comercial Patagona Ltda                          --           --        302,782       12,683
Compania Cervecera Kunstmann S.A                 --           --         26,790        9,651
Finca Eugenio Bustos S.A                         --           --          1,255           --
Agricola Rio Negro                               --           --            765           --
Latincermex                                      --           --         26,507           --
Alufoil S.A                                      --           --             --      122,453
                                            -------      -------      ---------      -------
           Total                            893,422      605,993      2,602,134      917,557
                                            =======      =======      =========      =======

The balances receivable at December 31, 2001 and 2002 are included in the financial statements as follows:

                                                            2001          2002
                                                           -------     ---------
                                                            ThCh$        ThCh$
Current assets
      Accounts receivable from related companies           718,540     2,566,475

Other assets (Note 9)
      Accounts receivable from related companies           174,882        35,659
                                                           -------     ---------
           Total                                           893,422     2,602,134
                                                           =======     =========

NOTE 17 - SIGNIFICANT TRANSACTIONS WITH RELATED COMPANIES

The principal transactions with related companies are detailed below:

         Company                   Relationship              Transaction                  2000             2001            2002
         -------                   ------------              -----------                  ----             ----            ----
                                                                                          ThCh$            ThCh$           ThCh$
Banco de Chile                    Affiliate          Purchase of time deposits         143,336,448      121,872,365     151,798,496
                                                     Interest on time deposits             618,010          629,381         511,601
                                                     Commissions paid                       52,195            6,673         113,692
                                                     Interest paid                         341,394           90,025          63,053
                                                     Collection services                        --          108,549         128,525
                                                     Forward contract                           --       43,788,989      61,425,670
                                                     Loans obtained                             --               --       1,965,683
                                                     Valuables transport                        --          775,191       2,267,103
                                                     Sale of products                           --               --           2,367
Editorial Trineo S.A.             Affiliate          Purchase of materials                  25,089               --              --
                                                     Purchase of products                       --           18,681         182,829
                                                     Services received                          --           21,740          22,805
Hoteles Carrera S.A.              Affiliate          Services received (expense)            25,248           23,416           21485
                                                     Sale of products                           --            9,133          11,680
Inmobiliaria del Norte S.A.       Affiliate          Services received (expense)            22,120           31,063          47,823
Karlovacka Pivovara d.d.          Affiliate          Services rendered (income)            193,113          146,933          34,181
Paulaner Brauerei A.G.            Affiliate          Services received (expense)            61,913               --              --
                                                     Licenses and technical
                                                      assistance received                       --           73,418          74,486
Southern Breweries
  Establishment                   Equity investee    Advances on current account           238,617        3,300,777         326,055
                                                     Payments on behalf of SBE                  --          389,839         137,403
                                                     Interest charged                           --          520,684          54,523
Anheuser Busch Inc.               Affiliate          Purchase of raw materials
                                                         and beer                          698,866               --              --
                                                     Marketing contribution                     --        1,043,349              --
                                                     Licenses and technical
                                                         Assistance                             --        1,029,820         489,459
                                                     Transfers on current account               --               --         431,166
                                                     Purchase of products                       --        2,240,276       1,942,838
                                                     Sale of products                           --        1,347,981       1,068,650
Cotelsa S.A.                      Affiliate          Purchase of products                   33,022           50,358          59,629
                                                     Purchase of pallets                        --               --          87,649
                                                     Services received (expense)                --            3,476           3,442

         Company                   Relationship              Transaction                  2000             2001            2002
         -------                   ------------              -----------                  ----             ----            ----
                                                                                          ThCh$            ThCh$           ThCh$
Lanzville Investments
 Establishment                    Affiliate          Advance on current account              1,584               --              --
                                                     Interests charged                          --           10,201          50,221
Alufoil S.A.                      Affiliate          Purchase of products                       --          583,498         699,719
Finca La Celia S.A.               Affiliate          Reimbursement of expenses             105,893          121,398          37,497
                                                     Purchase of products                       --               --          18,179
                                                     Transfers on current account          862,946               --              --
                                                     Fixed asset transfer                       --           52,256              --
                                                     Interest on current account           130,906           23,341           1,308
                                                     Reimbursement of expenses                  --          287,358          96,931
                                                     Services rendered (income)                 --               --          74,916
                                                     Remittance due to raise of
                                                         Capital                                --               --      13,620,031
                                                     Remittance sent                            --               --       4,336,251
                                                     Remittance received                        --               --       4,267,485
Empresa Nacional de
  Telecomunicaciones              Affiliate          Services received (expense)           126,740          380,932         357,151
Edmundo Eluchans y Cia.           Partner is
                                   Director
                                   of  affiliated    Legal services (expense)                9,854            6,489              --
Entel PCS
  Telecomunicaciones S.A.         Affiliate          Services received (expense)             1,399           75,717         111,959
Banedwards S.A. Corredores
  de Bolsa                        Affiliate          Purchase of investments            82,415,038      120,141,573              --
                                                     Interest on investments                68,658           60,262          21,410
                                                     Foreign currency transaction
                                                         (amount paid)                   1,387,506        2,391,704              --
Banedwards S.A.                   Affiliate          Purchase of investments             3,767,197               --              --
                                                     Interest on investments                10,412               --              --
Banchile Corredores de Bolsa      Affiliate          Purchase of investments            12,338,224       64,100,284     120,458,400
                                                     Interest on investments                10,599          114,172          42,560
                                                     Market hedge                               --          614,338              --
Banedwards Administradora
  de Fondos                       Affiliate          Purchase of investments            11,423,929       20,103,506              --
                                                     Interest on investments                    --           16,667              --
Anheuser Busch Lat. Corporation   Affiliate          Technical assistance
                                                         (expense)                          96,493          102,379          31,901
                                                     Marketing contribution              1,827,528               --              --
Cerveceria Austral S.A.           Equity investee    Purchase of products                       --            8,496           6,579
                                                     Royalties                                  --               --         334,631
                                                     Services rendered (income)                 --               --          27,728
                                                     Sale of raw materials                      --               --         102,075
Comercial Patagona Ltda.          Affiliate          Purchase of products                       --               --          10,408
                                                     Services rendered (income)                 --               --           1,508
                                                     Transport                                  --               --          13,861
                                                     Sale of products                           --               --         360,674
Compania Cervecera Kunstmann      Equity investee    Purchase of products                       --               --         139,987
Electromecanica Industrial S.A.   Affiliate          Services received (expense)                --            5,205              --
Soc. Agricola y Ganadera
  Rio Negro Ltda.                 Affiliate          Purchase of products                       --               --           9,012
                                                     Sale of products                           --               --           4,575
Telefonica del Sur Carrier S.A.   Affiliate          Services received (expense)                --           38,471           3,760
Telefonica del Sur S.A.           Affiliate          Services received (expense)                --            2,802           9,945
Vina Totihue S.A.                 Affiliate          Purchase of products                       --               --           3,793
                                                     Sales of products                          --           15,545          74,906
                                                     Fixed asset transfer                       --           54,637       1,693,581
                                                     Reimbursement of expenses                  --               --           1,750
                                                     Services rendered                          --               --          70,819

NOTE 18 - COMMITMENTS AND CONTINGENCIES

a) On December 11, 1998, The Coca-Cola Company ("TCCC") announced an agreement with Cadbury Schweppes plc ("Cadbury Schweppes") to acquire certain of the latter's international beverage brands and in August 1999 the agreement was reported to have been consummated. In July 1999, Embotelladoras Chilenas Unidas S.A. ("ECUSA") filed an application against TCCC before the Chilean Antitrust Solicitor-General. In November 1999, ECUSA sued in a Chilean civil court, seeking a judicial declaration of breach of contract and damages against CS Beverages Ltd., Canada Dry Corporation Ltd., TCCC, Atlantic Industries and Cadbury Schweppes. On December 22, 1999, the Company received a communication by means of which CS Beverages Ltd. and Canada Dry Corporation Ltd. unilaterally gave a 60-day notice of termination of the franchise agreements for the Crush and Canada Dry brands. This communication was later withdrawn by CS Beverages Ltd. and Canada Dry Corporation Ltd., stating that they would submit the validity of the termination of the agreements to the decision of a competent court. On March 24, 2000, the Company was informed that CS Beverages Ltd., and Canada Dry Corporation Ltd. filed a Request for Arbitration under the rules of the International Chamber of Commerce ("ICC") to adjudge, among other things, the early termination of the agreements. During September 2000, ECUSA and TCCC reached an agreement to replace the two previous license contracts between ECUSA and CS Beverages Limited and Canada Dry Corporation Limited with a new Bottler Contract which was submitted to the approval of the Antitrust Commission. On December 26, 2000, the Commission issued a resolution declaring that the new bottling contract was not objectionable from a free competition point of view. Additionally, this resolution denied the request to put an end to the Commission's ex-officio proceeding. On January 2, 2001, ECUSA and certain subsidiaries of The Coca-Cola Company (CS Beverages Limited, Canada Dry Corporation Limited and Schweppes Holding Limited) agreed to make effective the new Bottler Contract. This new contract agreement has an initial ten-year term, renewable for consecutive five-year periods provided that certain conditions are fulfilled. On June 28, 2001, the Antitrust Commission confirmed that it has no objection to the new Bottling Contract entered into between ECUSA and Schweppes Holdings Limited.

b) At December 31, 2002, Vina San Pedro S.A. had granted mortgages and pledges over a portion of its property and equipment with a book value of ThCh$ 7,252,645 to guarantee obligations aggregating ThCh$ 5,050,425.

c)    Argentine economic environment

      As of December 31, 2002, the Company maintains investments in Argentina amounting to 19.51% of its total consolidated assets (18.5% as of December 31, 2001).

      As is publicly known, Argentina is passing through a very delicate economic situation that includes high external indebtedness, high interest rates, a significant decrease in the level of bank deposits, a new exchange rate regime, restrictions on the availability and free transfer of cash and transfers of foreign currency abroad, a high country risk and an economic recession for more than three years. This situation generated a significant decrease in the demand for goods and services, as well as a significant increase in the level of unemployment. In addition, the Argentine government's ability to comply with its obligations as well as its access to credit lines has been significantly affected by these circumstances.

d) The investment agreement signed on December 14, 1995 between the Company, CCU Argentina and Anheuser-Busch gives Anheuser-Busch the option of increasing its stake in CCU Argentina S.A. to 20%. The option arose from the desire of the Company to have Anheuser-Busch as its strategic partner. The Company considers this to be an investment transaction and not a transaction in which goods or services are the consideration received for the issuance of equity securities. Accordingly, the Company has not recorded the fair value of this option.

      After the capital increase approved by the Ordinary Shareholders' Meeting of CCU Argentina held on November 29, 1999, Anheuser-Busch has increased its stake from 8.21% to 10.78% at a cost of US$ 5,945,000.

e) At December 31, 2002 the Company was a defendant in a number of commercial lawsuits of the type normally associated with the Company's business and involving claims for damages for insignificant amounts. The Company has only made a minor provision for these amounts because management believes that most of the resulting judgments will be favorable and any losses incurred will not result in any material liability to the Company.

f) At December 31, 2002 the Company had approximately Ch$ 116,669 million available through short-term lines of credit. The aggregate used portion of the lines of credit at December 31, 2002 was approximately Ch$ 20,270 million.

NOTE 19 - REMUNERATION OF DIRECTORS

During 2002, the Directors of the Parent Company and its subsidiaries received ThCh$ 616,412 (ThCh$ 466,354 in 2000 and ThCh$ 635,868 in 2001) with respect to fees for attendance at Board meetings and reimbursement of expenses, which have been included in the consolidated statements of income under Selling and administrative expenses. In addition, in 2002 an accrual of ThCh$ 736,029 was recorded corresponding to the Directors' participation in net income for the year 2002 (ThCh$ 829,523 in 2000 and ThCh$ 1,065,289 in 2001). The participation in earnings is approved each year at the annual shareholders' meeting. These amounts are shown under Selling and administrative expenses.

As shown in Note 21, the Directors of the Parent Company received a participation in earnings based on the extraordinary dividend declared in 2001, from retained earnings. This payment was charged to Non-operating expenses.

NOTE 20 - NON-OPERATING INCOME

                                                                    2000           2001           2002
                                                                    ThCh$          ThCh$          ThCh$
                                                                 -----------    -----------    -----------
Non-operating income is summarized as follows:

Interest earned from investments in banks and
 other financial institutions                                      4,845,701      3,530,864      1,635,362
Equity in net income of affiliated companies                       1,307,177        988,040      1,132,892
Amortization of negative goodwill                                     35,799         46,659         49,715
Gain on sale of properties held for sale and other assets          4,678,209        245,007        390,631
Rental income                                                         45,624         61,308         46,227
Gain from change in interest transaction in Vina Totihue S.A              --        434,870             --
Gain on sale of shares of Backus & Johnston S.A. (Note 9)                 --     17,199,012             --
Gain on sales of glass, plastic boxes and by-products                528,043        572,236        434,269
Cumulative effect of accounting change related
 to capitalization of overhead costs                                      --             --      1,736,923
Other                                                              1,328,933        906,217      1,031,421
                                                                 -----------    -----------    -----------
       Other                                                      12,769,486     23,984,213      6,457,440
                                                                 ===========    ===========    ===========

NOTE 21- SELLING AND ADMINISTRATIVE EXPENSES

The following items are included under the selling and administrative expenses caption:

                                                                    2000           2001           2002
                                                                    ThCh$          ThCh$          ThCh$
                                                                 -----------    -----------    -----------
Salaries                                                          44,254,004     43,803,218     36,383,157
Advertising and promotion expenses                                33,647,398     33,770,439     31,359,992
Transportation                                                    11,142,414     12,146,222     10,009,063
Distribution                                                      17,617,904     18,994,681     19,127,254
Depreciation and amortization                                     10,948,816     12,205,628     13,775,232
Maintenance and general expenses                                  11,351,865     11,506,869     10,919,166
Remuneration of directors                                          1,295,877      1,595,846      1,275,639
Real estate and other taxes                                        2,049,762      2,097,371      1,489,284
Services purchased                                                11,024,914     10,128,446      9,694,632
Electricity                                                        1,154,623      1,229,777      1,104,099
Other                                                              2,731,470      2,761,726      2,536,806
                                                                 -----------    -----------    -----------
       Total                                                     147,219,047    150,240,223    137,674,324
                                                                 ===========    ===========    ===========

The following items are included under the non-operating expenses caption:

                                                                    2000           2001           2002
                                                                    ThCh$          ThCh$          ThCh$
                                                                 -----------    -----------    -----------
Interest expense                                                   7,408,687      6,393,562      3,833,091
Amortization of goodwill                                           2,538,698      2,463,142      2,563,185
Equity in loss of affiliated companies                                12,252        277,476        323,788
Restructuring costs and indemnities                                6,241,912      3,614,118        963,991
Director's participation based on extraordinary dividend
 (Note 19)                                                                --      1,502,703             --
Write-offs of account receivable and other accounts                  551,715        444,743        592,892
Non-recurring legal expenses                                         410,603        556,473             --
Provision for impairment of property, plant and equipment          3,228,967      1,390,037        191,897
Loss on sale of property, plant and equipment                        133,682        404,252        106,985
Other                                                                599,322        647,020      1,048,588
                                                                 -----------    -----------    -----------
Total                                                             21,125,838     17,693,526      9,624,417
                                                                 ===========    ===========    ===========

The price-level restatement is determined under Chilean GAAP by restating the following non-monetary assets and liabilities:

                                                                    2000           2001           2002
                                                                    ThCh$          ThCh$          ThCh$
                                                                 -----------    -----------    -----------
Restatement of non-monetary accounts
  based on Consumer Price Index and UFs:
      Property, plant and equipment and bottles
        and containers                                            13,179,878      8,555,307      8,305,053
      Investments in related companies                             2,435,529      4,394,296      4,501,822
      Investments in other companies and
        marketable securities                                         50,358        106,782        206,579
      Other assets                                                 8,848,952      3,194,581      2,745,281
      Shareholders' equity                                       (18,545,985)   (12,054,959)   (12,007,692)
      Adjustment of inventories to replacement cost                1,962,711      1,273,945        671,681
      Increase in liabilities denominated in UFs due
        to indexation                                             (3,978,004)    (2,862,813)    (2,767,688)
      Net restatements of income and expense accounts
        in terms of year-end constant pesos                       (1,217,426)    (1,570,082)    (1,507,406)
                                                                 -----------    -----------    -----------
           Total restatement based on Consumer Price
             Index and UFs                                         2,736,013      1,037,057        147,630
                                                                 -----------    -----------    -----------

                                                                    2000           2001           2002
                                                                    ThCh$          ThCh$          ThCh$
                                                                 -----------    -----------    -----------
Restatement of accounts in foreign currency:
      Cash                                                            (3,339)        64,250        229,447
      Time deposits and marketable securities                         59,705        669,139        171,912
      Accounts receivable-trade and other                            825,535        513,774        894,014
      Accounts receivable from related companies                    (200,649)     1,038,086        156,318
      Inventories                                                     (7,049)        26,485         30,277
      Other current assets                                           (75,668)        72,073          8,759
      Other assets                                                   (89,868)      (585,101)        94,096
      Short-term borrowings                                       (1,398,562)      (617,622)    (1,540,384)
      Other current liabilities                                     (252,371)    (1,764,497)    (1,041,495)
      Long-term debt and other long-term liabilities              (1,706,057)      (838,932)       132,228
      Foreign exchange loss arising from translation
         of assets and liabilities in Argentina (net) (1)                 --     (2,085,521)    (2,956,800)
                                                                 -----------    -----------    -----------
           Total restatement of accounts in foreign currency      (2,848,323)    (3,507,866)    (3,821,628)
                                                                 -----------    -----------    -----------

           Total price-level restatement (loss) gain                (112,310)    (2,470,809)    (3,673,998)
                                                                 ===========    ===========    ===========

(1) The Argentine peso has been devaluated from A$ 1.0 to A$ 1.7 per dollar at December 2001 and to A$ 3.37 per 1 dollar at December 31, 2002. Such devaluation resulted in a loss in 2001 and 2002 of ThCh$ 2,085,521 and ThCh$ 2,956,800, respectively. This exchange rate loss resulted from the remeasurement of assets and liabilities of the Argentine subsidiaries to US dollars.

NOTE 22 - SEGMENT REPORTING

During 1998, the Company adopted the disclosure requirements of SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" which requires that segment information be disclosed using a management approach. Under this pronouncement, segments are determined using the information that the chief operating decision maker uses to manage the business. The accounting policies of each segment are the same as those as described in Note 1 - "Nature of Operations and Summary of Significant Accounting Policies".

The Company operates principally in five segments which comprise the production and sale of beer in Chile and Argentina, soft drinks and mineral water, wine and other activities which include the production and sale of plastic cases and containers. Total revenue by segment includes sales to unaffiliated customers, as reported in the Company's consolidated income statement, and intersegment sales of plastic cases, which are accounted for at invoice price.

Operating income is total revenue less operating expenses, which include cost of sales and selling and administrative expenses. In computing operating income, none of the following items has been added or deducted: net interest expense, equity in net income (loss) of affiliated companies, price-level restatement, other income and expenses, minority interest and income taxes.

Identifiable assets by segment are those that are used in the operations in each segment, as reported to the chief operating decision maker of the Company.

Segment information is presented below:

                                                                           Year Ended December 31, 2000
                                                      -----------------------------------------------------------------------
                                                                                    Soft Drinks
                                                                                        and
                                                                                      Mineral
Statement of Income Data                              Beer-Chile    Beer-Argentina     Water          Wine           Other
------------------------                              ----------    --------------     -----          ----           -----
                                                         ThCh$          ThCh$          ThCh$          ThCh$          ThCh$
Sales to third parties                                133,326,930     52,223,025    110,150,306     56,094,154        267,477
Intersegment sales                                             --             --             --             --     14,139,552
                                                      -----------    -----------    -----------    -----------    -----------
    Net sales                                         133,326,930     52,223,025    110,150,306     56,094,154     14,407,029
                                                      ===========    ===========    ===========    ===========    ===========
    Operating income (loss)                            28,766,870     (5,782,686)     9,546,020      5,532,394      3,863,977
                                                      ===========    ===========    ===========    ===========    ===========
Equity in net income of affiliated companies
Other income (general corporate income)
Interest income (net)
Other expenses (general corporate expenses)
Price-level restatement

    Income before income tax and minority interest


Sales of each segment include:
    Beer                                              131,110,535     50,770,280             --             --
    By-products                                           438,766         76,144             --             --
    Carbonated drinks                                          --             --     85,680,605             --
    Nectars                                                    --             --      6,546,448             --
    Powdered mix                                               --             --     17,345,492             --
    Mineral waters                                             --             --             --     55,771,613
    Wine                                                1,777,629      1,376,601        577,761        322,541
                                                      -----------    -----------    -----------    -----------
    Other products
           Total                                      133,326,930     52,223,025    110,150,306     56,094,154
                                                      ===========    ===========    ===========    ===========
Balance Sheet Data (at December 31, 2000):
    Identifiable assets                               194,915,315     89,380,487    100,208,257     71,785,860     14,460,941
                                                      ===========    ===========    ===========    ===========    ===========
Cash and cash equivalents
Investments in affiliated and other companies
Goodwill
Negative goodwill
Corporate assets

    Total consolidated assets


                                                    Year Ended December 31, 2000
                                                    ----------------------------
Statement of Income Data                             Eliminations   Consolidated
------------------------                             ------------   ------------
                                                        ThCh$           ThCh$
Sales to third parties                                        --     352,061,892
Intersegment sales                                   (14,139,552)             --
                                                     -----------    ------------
    Net sales                                        (14,139,552)    352,061,892
                                                     ===========    ============
    Operating income (loss)                                   --      41,926,575
                                                     ===========
Equity in net income of affiliated companies                           1,294,925
Other income (general corporate income)                                6,616,608
Interest income (net)                                                 (2,562,986)
Other expenses (general corporate expenses)                          (13,704,899)
Price-level restatement                                                 (112,310)
                                                                    ------------
    Income before income tax and minority interest                    33,457,913
                                                                    ============

Sales of each segment include:
    Beer
    By-products
    Carbonated drinks
    Nectars
    Powdered mix
    Mineral waters
    Wine

    Other products
           Total

Balance Sheet Data (at December 31, 2000):
    Identifiable assets                                       --     470,750,860
                                                     ===========
Cash and cash equivalents                                             50,225,525
Investments in affiliated and other companies                         32,158,760
Goodwill                                                              47,228,145
Negative goodwill                                                       (717,646)
Corporate assets                                                      63,399,774
                                                                    ------------
    Total consolidated assets                                        663,045,418
                                                                    ============

                                                                           Year Ended December 31, 2001
                                                      -----------------------------------------------------------------------
                                                                                    Soft Drinks
                                                                                        and
                                                                                      Mineral
Statement of Income Data                              Beer-Chile    Beer-Argentina     Water          Wine           Other
------------------------                              ----------    --------------     -----          ----           -----
                                                         ThCh$          ThCh$          ThCh$          ThCh$          ThCh$
Sales to third parties                                133,895,441     54,723,702    111,744,338     69,592,348        428,475
Intersegment sales                                             --             --             --             --     16,764,985
                                                      -----------    -----------    -----------    -----------    -----------
    Net sales                                         133,895,441     54,723,702    111,744,338     69,592,348     17,193,460
                                                      ===========    ===========    ===========    ===========    ===========
    Operating income (loss)                            29,756,437     (6,988,680)     8,790,424      9,580,101      3,823,436
                                                      ===========    ===========    ===========    ===========    ===========
Equity in net income of affiliated companies
Other income (general corporate income)
Interest expenses (net)
Other expenses (general corporate expenses)
Price-level restatement

    Income before income tax and minority interest

Sales of each segment include:
    Beer                                              131,894,848     52,126,968             --             --
    By-products                                           437,246         75,710             --             --
    Carbonated drinks                                          --             --     85,683,091             --
    Nectars                                                    --             --      8,598,207             --
    Mineral waters                                             --             --     17,114,509             --
    Wine                                                       --             --             --     69,285,111
    Other products                                      1,563,347      2,521,024        348,531        307,237
                                                      -----------    -----------    -----------    -----------
           Total                                      133,895,441     54,723,702    111,744,338     69,592,348
                                                      ===========    ===========    ===========    ===========

Balance Sheet Data (at December 31, 2001):
    Identifiable assets                               184,948,180     92,343,868     98,624,346     72,466,680     15,279,308
                                                      ===========    ===========    ===========    ===========    ===========

Cash and cash equivalents
Investments in affiliated and other companies
Goodwill
Negative goodwill
Corporate assets

    Total consolidated assets


                                                      Year Ended December 31, 2001
                                                      ----------------------------
Statement of Income Data                               Eliminations   Consolidated
------------------------                               ------------   ------------
                                                          ThCh$           ThCh$
Sales to third parties                                          --     370,384,304
Intersegment sales                                     (16,764,985)             --
                                                       -----------    ------------
    Net sales                                          (16,764,985)    370,384,304
                                                       ===========    ============
    Operating income (loss)                                     --      44,961,718
                                                       ===========
Equity in net income of affiliated companies                               710,564
Other income (general corporate income)                                 19,465,309
Interest expenses (net)                                                 (2,862,698)
Other expenses (general corporate expenses)                            (11,022,488)
Price-level restatement                                                 (2,470,809)
                                                                      ------------
    Income before income tax and minority interest                      48,781,596
                                                                      ============
Sales of each segment include:
    Beer
    By-products
    Carbonated drinks
    Nectars
    Mineral waters
    Wine
    Other products

           Total


Balance Sheet Data (at December 31, 2001):
    Identifiable assets                                         --     463,662,382
                                                       ===========

Cash and cash equivalents                                               64,300,662
Investments in affiliated and other companies                           25,023,449
Goodwill                                                                35,331,037
Negative goodwill                                                         (747,865)
Corporate assets                                                        60,715,669
                                                                      ------------
    Total consolidated assets                                          648,285,334
                                                                      ============

                                                                           Year Ended December 31, 2002
                                                      -----------------------------------------------------------------------
                                                                                    Soft Drinks
                                                                                        and
                                                                                      Mineral
Statement of Income Data                              Beer-Chile    Beer-Argentina     Water          Wine           Other
------------------------                              ----------    --------------     -----          ----           -----
                                                         ThCh$          ThCh$          ThCh$          ThCh$          ThCh$
Sales to third parties                                134,474,074     24,881,124    110,793,857     75,158,330        583,214
Intersegment sales                                             --             --             --             --     14,657,313
                                                      -----------    -----------    -----------    -----------    -----------
    Net sales                                         134,474,074     24,881,124    110,793,857     75,158,330     15,240,527
                                                      ===========    ===========    ===========    ===========    ===========
    Operating income (loss)                            27,294,380    (11,808,395)    10,107,049      9,463,809      2,537,406
                                                      ===========    ===========    ===========    ===========    ===========

Equity in net income of affiliated companies
Other income (general corporate income)
Interest expenses (net)
Other expenses (general corporate expenses)
Price-level restatement

    Income before income tax and minority interest

Sales of each segment include:
    Beer                                              132,031,763     23,664,512             --             --
    By-products                                           436,515         31,650             --             --
    Carbonated drinks                                          --             --     82,932,013             --
    Nectars                                                    --             --     10,617,297             --
    Mineral waters                                             --             --     16,519,797             --
    Wine                                                       --             --             --     74,716,835
    Other products                                      2,005,796      1,184,962        724,750        441,495
                                                      -----------    -----------    -----------    -----------
           Total                                      134,474,074     24,881,124    110,793,857     75,158,330
                                                      ===========    ===========    ===========    ===========

Balance Sheet Data (at December 31, 2002):

    Identifiable assets                               169,335,603     86,617,666     94,660,280     78,215,803     15,061,118
                                                      ===========    ===========    ===========    ===========    ===========
Cash and cash equivalents
Investments in affiliated and other companies
Goodwill
Negative goodwill
Corporate assets

           Total consolidated assets


                                                      Year Ended December 31, 2002
                                                      ----------------------------
Statement of Income Data                               Eliminations   Consolidated
------------------------                               ------------   ------------
                                                          ThCh$           ThCh$
Sales to third parties                                          --     345,890,599
Intersegment sales                                     (14,657,313)             --
                                                       -----------    ------------
    Net sales                                          (14,657,313)    345,890,599
                                                       ===========    ============
    Operating income (loss)                                     --      37,594,249
                                                       ===========

Equity in net income of affiliated companies                               809,104
Other income (general corporate income)                                  3,689,186
Interest expenses (net)                                                 (2,197,729)
Other expenses (general corporate expenses)                             (5,467,538)
Price-level restatement                                                 (3,673,998)
                                                                      ------------
    Income before income tax and minority interest                      30,753,274
                                                                      ============
Sales of each segment include:
    Beer
    By-products
    Carbonated drinks
    Nectars
    Mineral waters
    Wine
    Other products

           Total


Balance Sheet Data (at December 31, 2002):

    Identifiable assets                                         --     443,890,470
                                                       ===========
Cash and cash equivalents                                               92,177,344
Investments in affiliated and other companies                           41,122,827
Goodwill                                                                33,875,323
Negative goodwill                                                         (747,136)
Corporate assets                                                        42,639,885
                                                                      ------------
           Total consolidated assets                                   652,958,713
                                                                      ============

Depreciation was allocated to each of the segments as follows:

          Segment                          2000           2001           2002
          -------                       ----------     ----------     ----------
                                           ThCh$          ThCh$          ThCh$

Beer-Chile                              16,689,446     16,463,756     17,691,726
Beer-Argentina                           8,481,606     10,145,520      9,887,218
Soft drinks and mineral water           11,625,441     11,412,897     11,197,595
Wine                                     1,825,202      2,097,979      2,168,751
Other                                    1,129,829      1,283,460      1,324,766
                                        ----------     ----------     ----------
           Total                        39,751,524     41,403,612     42,270,056
                                        ==========     ==========     ==========

Capital expenditures for each of the segments were as follows:

          Segment                          2000           2001           2002
          -------                       ----------     ----------     ----------
                                           ThCh$          ThCh$          ThCh$

Beer-Chile                              14,108,887     10,802,414      6,858,121
Beer-Argentina                          13,472,658      4,108,506        773,199
Soft drinks and mineral water           10,739,979      9,511,607      5,452,698
Wine                                     6,403,086      5,027,863      4,377,816
Other                                    4,269,466      1,845,633      1,446,405
                                        ----------     ----------     ----------
           Total                        48,994,076     31,296,023     18,908,239
                                        ==========     ==========     ==========

Information about the Company's operations in different geographic areas is as follows:

                                                                                    2000
                                                     -------------------------------------------------------------------
                                                        Chile           Argentina       Eliminations        Consolidated
                                                     -----------       -----------      ------------        ------------
                                                        ThCh$             ThCh$             ThCh$               ThCh$
Sales to third parties                               299,193,858        52,977,688          (109,654)        352,061,892
                                                     ===========       ===========       ===========        ============
Operating income                                      47,058,333        (5,131,758)               --          41,926,575
                                                     ===========       ===========       ===========

Equity in net income of affiliated companies                                                                   1,294,925
Other income (general corporate income)                                                                        6,616,608
Interest income (net)                                                                                         (2,562,986)
Other expenses (general corporate expenses)                                                                  (13,704,899)
Price-level restatement                                                                                         (112,310)
                                                                                                            ------------
Income before income tax and minority interest                                                                33,457,913
                                                                                                            ============
Total assets at December 31, 2000                    540,442,989       122,669,238           (66,809)        663,045,418
                                                     ===========       ===========       ===========        ============

                                                                                    2001
                                                     -------------------------------------------------------------------
                                                        Chile           Argentina       Eliminations        Consolidated
                                                     -----------       -----------      ------------        ------------
                                                        ThCh$             ThCh$             ThCh$               ThCh$
Sales to third parties                               315,630,721        54,882,268          (128,685)        370,384,304
                                                     -----------       -----------       -----------        ------------
Operating income (loss)                               51,110,341        (6,148,623)               --          44,961,718
                                                     ===========       ===========       ===========        ============

Equity in net income of affiliated companies                                                                     710,564
Other income (general corporate income)                                                                       19,465,309
Interest expenses (net)                                                                                       (2,862,698)
Other expenses (general corporate expenses)                                                                  (11,022,488)
Price-level restatement                                                                                       (2,470,809)
                                                                                                            ------------
Income before income tax and minority interest                                                                48,781,596
                                                                                                            ============
Total assets at December 31, 2001                    528,989,565       119,933,303          (637,534)        648,285,334
                                                     ===========       ===========       ===========        ============

                                                                                    2002
                                                     -------------------------------------------------------------------
                                                        Chile           Argentina       Eliminations        Consolidated
                                                     -----------       -----------      ------------        ------------
                                                        ThCh$             ThCh$             ThCh$               ThCh$
Sales to third parties                               320,724,485        25,248,376           (82,262)        345,890,599
                                                     -----------       -----------       -----------        ------------
Operating income (loss)                               48,772,281       (11,178,032)               --          37,594,249
                                                     ===========       ===========       ===========        ============

Equity in net income of affiliated companies                                                                     809,104
Other income (general corporate income)                                                                        3,689,186
Interest expenses (net)                                                                                       (2,197,729)
Other expenses (general corporate expenses)                                                                   (5,467,538)
Price-level restatement                                                                                       (3,673,998)
                                                                                                            ------------
Income before income tax and minority interest                                                                30,753,274
                                                                                                            ------------

Total assets at December 31, 2002                    546,842,034       106,634,005          (517,326)        652,958,713
                                                     ===========       ===========       ===========        ============

NOTE 23 - SUBSEQUENT EVENTS

The board of directors of Compania de Cervecerias Unidas, in its meeting of January 21st, 2003, and in compliance with the request made by the controlling stockholder "Inversiones y Rentas S.A.", agreed to call for a General Extraordinary Stockholder Meeting , to take place on February 26, 2003. The objective of this meeting is to address the following subjects:

1 To reach an agreement on the motion to distribute Ch$168.700 million as an extraordinary dividend, with charge to retained earnings and payable either as a single payment or in installments within 180 days following its approval.

2 To modify the board's compensation policy for the event of this extraordinary dividend being approved, and only with respect to it, in the sense that its payment shall not give rise to any compensation whatsoever to the members of the board of directors.

3 To adopt all necessary agreements in order to carry out the decisions made by the board with regard to the topics mentioned above.

During January 2003, the Company's equity investee, Southern Breweries Establishment, agreed in principle to sell its participation in Karlovacka Pivavora d.d. to Heineken at ten times the EBITDA of Karlovacka Pivavora d.d., subject to, among other items, the necessary regulatory approval and the approval of the boards and controlling shareholders of Southern and Heineken.

No other significant events have occurred between December 31, 2002 and the issuance of these financial statements (January 30, 2003) that could significantly affect their balances or interpretation.

NOTE 24 - DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Accounting principles generally accepted in Chile vary in certain important respects from the accounting principles generally accepted in the United States. Such differences involve certain methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by accounting principles generally accepted in the United States ("US GAAP").

1     Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements which have resulted in amounts which differ from those that would have otherwise been determined under US GAAP are as follows:

a)    Inflation accounting

The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three year period ended December 31, 2002 was approximately 10.8%.

Chilean accounting principles require that financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method, described in Note 1, is based on a model which enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of the local currency, by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end, but allows direct utilization of replacement values for the restatement of inventories as an alternative to the price-level restatement of those assets, but only if the resulting variation is not material.

The inclusion of price-level adjustments in the accompanying financial statements is considered appropriate under the prolonged inflationary conditions which have affected the Chilean economy in the past. Accordingly, and as allowed by Item 18 to Form 20-F, the effect of price-level changes is not eliminated in the reconciliation to US GAAP.

b)    Revaluations of property, plant and equipment

As mentioned in Note 1 j), certain property, plant and equipment are reported in the financial statements at amounts determined in accordance with a technical appraisal carried out in 1979. The revaluation of property, plant and equipment is an accounting principle that is not generally accepted in the United States. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation charge for the year, is shown in paragraph 1 s) below.

c)    Inventory valuation

As indicated in Note 1 g), at December 31, 2000 and December 31, 2001 finished and in-process products are reported in the financial statements at the replacement cost of the raw materials included therein and therefore exclude labor and overhead. The practice of excluding labor and overhead is contrary to the accounting principles generally accepted in the United States. The adjustments required to conform with US GAAP at December 31, 2000 and December 31, 2001 are shown in paragraph 1 s) below. After the required adjustment using the FIFO cost method, the resulting value of inventories is presented at the lower of cost or market value.

As indicated in Note 1 g) and in Note 2) effective December 31, 2002, the Company changed the criteria used to value its finished products from direct cost including only raw materials to a method that includes raw materials, labor and overhead costs. This change in accounting principles permits that the valuation of finished products conforms with US GAAP at December 31, 2002.

d)    Revaluation of fixed assets held for sale

Net income reported in the Chilean GAAP financial statements for the year ended December 31, 1991 included the effects of the reversal of a valuation allowance recorded in prior years to write-down the carrying value of land held for sale to estimated market value (Note 1 p)). This reversal was not in conformity with accounting principles generally accepted in the United States and was therefore reflected in the reconciliation of net income to US GAAP for that year. The effect on the reconciliation of Shareholders' equity is set forth under paragraph 1 s) below. The US GAAP adjustment will be reversed when the land is actually sold.

e)    Deferred income tax

As discussed in Note 14, effective January 1, 2000 the Company began applying Technical Bulletin No. 60 of the Chilean Institute of Accountants concerning deferred income taxes. Technical Bulletin No. 60 requires the recognition of deferred income taxes for all temporary differences arising after January 1, 2000, whether recurring or not, using an asset and liability approach. For US GAAP purposes, in prior years the Company applied SFAS 109, "Accounting for Income Taxes", whereby income taxes are also recognized using substantially the same asset and liability approach, with deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities, based on enacted rates at the dates that the temporary differences arose.

Furthermore, deferred income tax assets under US GAAP should be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax asset to an amount that is expected to be realized. Valuation allowances are also required in these circumstances under Chilean GAAP as from the adoption of Technical Bulletin No. 60 in 2000.

After the year ended December 31, 1999, deferred income tax amounts determined under Chilean GAAP and US GAAP differ due to the recognition for US GAAP purposes of the reversal of deferred income taxes included in the US GAAP reconciliations in 1999 and prior years.

Prior to the implementation of Technical Bulletin No. 60, no deferred income taxes were recorded under Chilean GAAP if the related timing differences were expected to be offset in the year that they were projected to reverse by new timing differences of a similar nature.

The effects of the differences between providing for deferred income taxes under Chilean GAAP and US GAAP are included in paragraph 1 s) below and certain disclosures required under SFAS 109 are set forth under paragraph 3 b) below.

f)    Joint venture

On November 2, 1994 BAESA and the Company signed an Association Agreement to form a joint venture, with both companies contributing the assets being used in their respective soft drinks and mineral water bottling and distribution businesses in Chile. The agreement was made effective as of November 1, 1994.

The joint venture was formed by the Company contributing net assets in exchange for 55% of the shares of ECUSA, which previously was a wholly-owned subsidiary of BAESA. Considering that the Company owned 55% of ECUSA and therefore would receive 55% of all dividends declared, this investment was consolidated under Chilean GAAP. However, as mutual consent was required for all significant operating and management decisions, under US GAAP this investment was accounted for under the equity method at that time.

As indicated in Note 9, on November 29, 1999 the Company acquired the remaining 45% interest in ECUSA and therefore, as of that date, it is consolidated under both Chilean and US GAAP.

In accordance with US GAAP, accounting for investments by the equity method requires that the earnings or losses and the financial position of an investee be determined in accordance with US GAAP. Thus, in determining the difference between the cost of an investment and the underlying equity in investee net assets, it is first necessary to adjust the investee's financial statements to eliminate any material variances from US GAAP. In the case of the Company's investment in ECUSA, which under US GAAP should have been recorded based on the equity method up to November 30, 1999 as discussed above, the only significant difference between Chilean and US GAAP related to accounting for deferred income taxes.

The adjustment required to comply with FAS 109 by ECUSA has been given effect in paragraph 1 s) below.

g)    Investment securities

Under Chilean GAAP, investment securities held by the Company which are publicly traded are carried at the lower of cost or market value.

Under FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", investment securities, which include debt and certain equity securities, are accounted for as follows:

- Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost.

- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses included in earnings.

- Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

The effect of the difference between Chilean GAAP and US GAAP in accounting for investment securities is indicated in paragraph 1 s) below.

h)    Goodwill

i) Under Chilean GAAP, the difference between the cost and net book value of an acquired company at the acquisition date is recorded as goodwill (positive or negative), which is then amortized to income over a maximum period of twenty years. Under US GAAP, up to December 31, 2001 and with respect to the purchase method of accounting, the cost of acquiring a company is assigned to the tangible and identified intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. An excess of cost over the fair value of net assets acquired should be recorded as goodwill, which may then be amortized over a period not exceeding 40 years.

      If an excess of acquired net assets over cost arises, the excess should be allocated to reduce proportionately the values assigned to non-current assets (except long-term investments in marketable securities) in determining their fair values. If the allocation reduces the non-current assets to zero value, the remainder of the excess over cost (negative goodwill) should be classified as a deferred credit and amortized systematically to income over the period estimated to be benefited, but not in excess of 40 years.

ii) For US GAAP purposes, effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets, " which establishes the following:

      o The accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible asset with a finite useful life is amortized over the life of the asset, but goodwill and other intangible assets with indefinite useful lives are not amortized.

      o The remaining useful lives of intangible assets being amortized are evaluated each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of an intangible asset's remaining useful life is changed, the remaining carrying value of the intangible asset is amortized prospectively over the revised remaining useful life.

      o Goodwill and other intangible assets with indefinite useful lives that are not subject to amortization are tested for impairment at least annually.

      o All goodwill must be assigned to a reporting unit, which is defined as an operating segment or one level below an operating segment.

SFAS No. 142 became effective for years beginning after December 15, 2001. Accordingly, no goodwill amortization expense was recorded for US GAAP purposes in 2002 and no impairment charge was deemed necessary.

iii) Under Chilean GAAP, when an investment accounted for by the equity method is acquired, the proportionate net book value of the investee company is recorded as an investment and the difference between the cost of the investment and the proportionate net book value of the investee is recorded as goodwill. The goodwill is then amortized to income over a maximum period of twenty years. The investment account is adjusted to recognize the investor's share of the earnings or losses of the investee subsequent to the date of the purchase.

iv) Under US GAAP, the carrying amount of an investment under the equity method is initially recorded at cost and shown as a single amount in the balance sheet of the investor. It is adjusted to recognize the investor's share of the earnings or losses of the investee subsequent to the date of investment, with the amount of the increase or decrease being included in the determination of net income by the investor. The investment reflects adjustments similar to those made in preparing consolidated statements, including adjustments to eliminate intercompany gains and losses and to account for the differences, if any, between the investor's cost and the underlying equity in net assets of the investee at the date of investment. The investment is also adjusted to reflect the investor's share of changes in the investee capital accounts.

v) The effects of the differences between Chilean and US GAAP in 2000 and 2001 in accounting for goodwill and negative goodwill on the equity investments in Vina San Pedro S.A. and Southern Breweries Establishment and on the purchases of majority ownership interests in Compania Industrial Cervecera S.A. and Cerveceria Santa Fe S.A. and the effects on SFAS No. 142 in 2002 as discussed in paragraph h) ii) above are shown in paragraph 1 ) below.

vi) With respect to the purchase in 1999 of the additional 45% interest in ECUSA, the purchase price exceeded the fair value of the assets acquired and liabilities assumed on the date of purchase. As a result, trademarks with an assigned fair value of ThCh$ 7,774,452 and goodwill totaling ThCh$ 3,450,194 were determined for US GAAP purposes. The trademarks are being amortized over a period of five years. In 2000 and 2001 the goodwill is being amortized over a period of twenty years under Chilean GAAP and over a period of forty years under US GAAP. Accounting treatment under US GAAP for 2002 is discussed in paragraph h) ii) above. The effect of the difference between Chilean GAAP and US GAAP in accounting for this investment is indicated in paragraph 1 s) below.

vii) In July 2001, the Financial Accounting Standards Board ("FASB") issued FAS No. 141, "Business Combinations". FAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001; the use of the pooling-of-interests method of accounting is prohibited after this date. This Statement does not fundamentally change the guidance for determining the cost of an acquired entity and allocating that cost to the assets acquired and liabilities assumed. It does establish specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized).

i)    Reclassifications for US GAAP purposes

Income and expenses

Under Chilean GAAP the following income and expenses arising during the years 2000, 2001 and 2002 are classified as Non-operating income and expenses whereas under US GAAP they would be classified as Operating income and expenses:

                                                                    2000           2001           2002
                                                                 ----------     ----------     ---------
                                                                    ThCh$          ThCh$          ThCh$
Non-operating income:
    Gain on sales of glass, plastic boxes and by-products           528,043        572,236       434,269
    Amortization of negative goodwill                                35,799         46,659        49,715
    Rental income                                                    45,624         61,308        46,227
    Gain on sale of properties held
      for sale and other assets                                   4,678,209        245,007       390,631
    Recovery of severance indemnities                               210,395         54,652            --
    Insurance recoveries                                             50,048         53,793            --
    Deposits recognized in income                                   269,286         52,935        41,748
                                                                 ----------     ----------     ---------
                                                                  5,817,404      1,086,590       962,590
                                                                 ==========     ==========     =========
Non-operating expenses:
    Amortization of goodwill                                      2,538,698      2,463,142     2,563,185
    Provision for impairment of property,
      plant and equipment                                         3,228,967      1,390,037       191,897
    Loss on sale of property, plant and equipment                   133,682        404,252       106,985
    Write-offs of fixed asstes and other accounts                   551,715        444,743       592,892
    Amortization of intangibles                                       9,652         12,282         1,288
    Non-recurring legal expenses                                    410,603        556,473            --
    Director's participation based on extraordinary dividend             --      1,502,703            --
    Restructuring costs and indemnities                           6,241,912      3,614,118       963,991
                                                                 ----------     ----------     ---------
                                                                 13,115,229     10,387,750     4,420,238
                                                                 ==========     ==========     =========

Under Chilean GAAP, shipping and handling costs are charged to selling and administrative expenses whereas under US GAAP they would be classified in cost of sales. Shipping and handling costs were ThCh$ 15,029,413, ThCh$ 16,515,848 and ThCh$ 17,186,046 in 2000, 2001 and 2002, respectively.

Balance Sheet:

The balance sheet includes the unamortized cost of purchased software (ThCh$ 4,325,440 in 2002 and ThCh$ 4,004,927 in 2001) in the caption Property, plant and equipment (see Note 8), which under US GAAP should be classified in Other assets.

As shown in Note 1 t), Cash and cash equivalents included in the Statement of cash flows are recorded in separate captions on the balance sheet under Chilean GAAP. They are required to be shown combined as a caption in balance sheets prepared under US GAAP. Accordingly, the following cash equivalents should be reclassified and included in the caption Cash and cash equivalents for US GAAP presentation purposes:

                                                         2001            2002
                                                      ----------      ----------
                                                         ThCh$           ThCh$

Time deposits                                         10,760,359      27,066,667
Mutual fund shares                                    27,818,137      13,505,667
Securities purchased under resale agreements          15,803,888      41,180,850
                                                      ----------      ----------
           Total                                      54,382,384      81,753,184
                                                      ==========      ==========

j)    Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the issued and subscribed shares, an open stock corporation in Chile must distribute a cash dividend in an amount equal to at least 30% of the Company's net income for each year as determined in accordance with Chilean GAAP. Since the payment of the 30% dividend out of each year's income is a legal requirement in Chile, provision has been made in the accompanying US GAAP reconciliation in paragraph 1 s) below to recognize the corresponding decrease in net equity at December 31, 2001. At December 31, 2000 and at December 2002 no adjustment was necessary due to the declaration of an interim dividend in excess of the 30% minimum.

k)    Trademarks

Under Chilean GAAP, beginning in 1998 trademarks should be amortized over a period not exceeding 20 years; in prior years, trademarks were not required to be amortized. Under US GAAP, trademarks with definite useful lives have been amortized over a period not exceeding 40 years. Accordingly, the difference between Chilean and US GAAP in amortizing trademarks assets held by Vina San Pedro S.A. and Compania Cervecerias Unidas Argentina S.A. is reflected in the reconciliation in paragraph 1 s) below.

l)    Staff severance indemnities

For Chilean GAAP purposes and until January 1, 1999 for US GAAP purposes, the Company provides for severance indemnities when rights to such benefits have been formally guaranteed to employee groups. Those obligations are based on the present value of the liabilities determined at the end of each year based on the current salary and number of years of service of each employee. The Company uses a real discount rate and projected employee service life based on probable tenure for vested employees. The real annual discount rate does not include a projection of inflation and accordingly, future salary increases are also excluded from the calculation of the obligation, because all such future increases are expected to approximate the increase in inflation over a long-term period. For US GAAP purposes, the severance indemnities described above can be determined based on the vested benefits to which the employees are entitled if they separate immediately (settlement basis). Management decided to record the cumulative effect of a change in accounting principles for changing to the settlement basis under US GAAP with effect on January 1, 1999 (and for the effects prospectively thereafter) because management believes that the settlement basis better reflects the amounts that would be paid to employee in the event of any changes in levels of personnel that may be required to respond to the competitive business environment in which the Company operates.

As indicated in Note 1 q) and in Note 2) during the period ended December 31, 2002, the Company changed one of the variables used to calculate the long-term severance indemnities. Up to this date, the Company estimated the average remaining years for its workforce to be 8 years. The new policy estimates that the workforce will stay with the Company until the legal retirement age the Company's subsidiaries Cervecera. The difference in accounting for staff severance benefits between Chilean and US GAAP is included in the reconciliation to US GAAP under paragraph 1 s) below.

m)    Capitalization of interest

Under Chilean GAAP, the capitalization of interest cost associated with projects under construction is optional when incurred on debt that is not directly related to such projects. Under US GAAP, the capitalization of interest of qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project or not. The effect of the capitalization and the related depreciation expense of this difference are included in paragraph 1 s) below.

n)    Comprehensive income

For US GAAP purposes, companies are required to report comprehensive income and its components in a full set of general purpose financial statements. US GAAP requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The information required by this standard is shown in paragraph 1
s).

o)    Development stage results of operations

For Chilean GAAP purposes, investments in majority-owned subsidiaries in the development stage are recorded by the equity method and the investor's proportional share of the subsidiary's results of operations are taken to a reserve that forms part of the investor's shareholders' equity. For US GAAP purposes, majority-owned subsidiaries in the development stage are consolidated and the results of their operations charged directly to income. The difference between charging development stage results to equity under Chilean GAAP and to income under US GAAP has been included in the reconciliation of income under paragraph 1 s) below. No disclosure of the effects of consolidation of such subsidiaries has been made because the effects are not material.

p)    Investment in Backus & Johnston (Peru)

The Company held a 4.63% ownership interest in UCP Backus & Johnston S.A. ("Backus & Johnston") at December 31, 2000. During the year 2000, one of the Directors of the Company became a member of the Board of Directors of Backus & Johnston. As a result, for Chilean GAAP purposes the Company began accounting for its investment by the equity method during 2000. For US GAAP purposes, in the absence of a company exercising significant influence on an investment, the investment would generally be accounted for at cost less any impairment in value that is other than temporary. The effects of accounting for the investment in Backus & Johnston at cost under US GAAP are included in paragraph 1 s) below.

q)    Accounting for joint venture in Vina Totihue S.A.

By Public Deed dated October 4, 2001, Vina San Pedro S.A. and Dassault Investment Fund Inc. formed Vina Totihue S.A., a closed Chilean company with a capital of US$ 7 million (equivalent to ThCh$ 4,930,559) and with 70,000 shares of no par value. Dassault Investment Fund Inc. received 35,000 shares (50% ownership interest) for its contribution in cash of US$ 3.5 million (equivalent to ThCh$ 2,465,279). Vina San Pedro S.A. also subscribed to 35,000 shares with a payment of US$ 800,000 (equivalent to ThCh$ 563,410) and the contribution of land with a value of US$ 2.7 million (equivalent to ThCh$ 1,901,787). The land consists of two parcels of land in Chile referred to as "Totihue" which will be used for the production of wine grapes.

This transaction resulted in a gain under Chilean GAAP of ThCh$ 869,740 because the book value of the land was ThCh$ 1,032,040. Since Vina Totihue S.A. is an equity method investee of Vina San Pedro S.A., the Company deferred 50% of the gain generated in the transaction and recognized the other 50% in Other income in the statement of income for 2001.

Under US GAAP, the exchange of the land for an interest in the joint venture would not result in gain recognition because the investee received no cash. Accordingly, the gain on the exchange has been reversed in the reconciliation in paragraph 1 s) below.

r)    Derivative financial instruments

The Company enters into foreign currency forward exchange contracts to cover the risk of exposure to exchange rate differences on existing items on the balance sheet denominated in US dollars. Under these forward contracts, for any rate above or below the fixed rate, the Company receives or pays the difference between the spot rate and the fixed rate for the given amount at the settlement date. The terms of the contracts are generally less than one year. Counterparties to these financial instruments expose the Company to credit-related losses in the event of nonperformance; however, counterparties to these contracts are major financial institutions and the risk of loss due to nonperformance is believed to be minimal.

Under Chilean GAAP, derivatives are accounted for in accordance with Technical Bulletin 57, "Accounting for Derivative Contracts" ("TB 57"). Under TB 57, all derivative financial instruments should be recognized on the balance sheet at their fair value. In addition, TB 57 requires that derivative financial instruments be classified as Non-hedging (investment) instruments and Hedging instruments, the latter further divided into those covering existing transactions and those covering anticipated transactions.

Contracts to cover existing transactions hedge against the risk of a change in the fair value of a hedged item. The differences resulting from the changes in the fair value of both the hedged item and the derivative instrument should be accounted for as follows:

a. If the net effect is a loss, it should be recognized in earnings in the period of change.

b. If the net effect is a gain, it should be recognized when the contract is closed and accordingly deferred on the balance sheet.

c. If the net effect is a gain and net losses were recorded on the transaction in prior years, a gain should be recognized in earnings in the current period up to the amount of net losses recorded previously.

d. If the effect is a net loss and net gains were recorded (as a deferred revenue) on the transaction in prior years, the gain should be utilized to offset the net loss before recording the remaining loss in the results of operations for the year.

Contracts to cover anticipated transactions are those that have the objective of protecting cash flow risks of a transaction expected to occur in the future (cash flow hedge). The hedging instrument should be recorded at its fair value and the changes in fair value should be stated on the balance sheet as unrealized gains or losses. When the contract is closed, the unrealized gains or losses on the derivative instrument should be recognized in earnings without affecting the cost or sales price of the asset acquired or sold in the transaction. However, probable losses arising from purchase commitments should not be deferred.

Non-hedging (investment) instruments should also be presented at their fair value, with changes in fair value reflected in the earnings of the period in which the change in fair value occurs.

At December 31, 2002, the Company had two derivative contracts consisting of forward contracts to sell US dollars for a total notional amount of US$ 12,500,000 (three contracts with a total notional amount of US$ 42,000,000 at December 31, 2001). These forward contracts were obtained to protect the Company from foreign exchange risk with respect to mutual fund shares and trade accounts receivable denominated in US dollars. In addition, at December 31, 2002, the Company had three derivative contracts consisting of forward contracts to buy US dollars for a notional amount of US$ 9,500,000. No contracts to purchase US dollars existed at December 31, 2001.

Under US GAAP, the Company adopted FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by FAS 137 and FAS 138 on the same matter (collectively referred to herein as "FAS 133"), effective January 1, 2001. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. FAS 133 requires that all derivative instruments be recognized on the balance sheet at fair value and that changes in the fair value be recognized in income when they occur, the only exception being derivatives that qualify as hedges. To qualify the derivative instrument as a hedge, the Company must meet strict hedge effectiveness and contemporaneous documentation requirements at the initiation of the hedge and assess the hedge effectiveness on an ongoing basis over the life of the hedge.

At December 31, 2002 and 2001, the forward contracts designated as hedges for Chilean GAAP purposes did not meet the documentation requirements to be designated as hedges under US GAAP. However, no difference exists in the reconciliations of net income and shareholders' equity under Chilean GAAP and US GAAP because in both cases the derivative instruments are recorded on the balance sheet at fair value and changes in fair value are taken to the results of operations for the year.

Prior to the adoption of FAS 133, the Company recorded all derivative contracts on the same basis for both Chilean and US GAAP purposes, based on the fair value of the derivative contracts and with the changes in fair value taken to the results of operations.

s)    Effects of conforming to US GAAP

The adjustments to reported net income required to conform with accounting principles generally accepted in the United States are as follows (all amounts are expressed in thousands of Chilean pesos of December 31, 2002 purchasing power):

                                                                                  2000             2001             2002
                                                                                 ThCh$            ThCh$            ThCh$
                                                                              -----------      -----------      -----------
Net income as shown in the Chilean GAAP
   financial statements                                                        27,320,670       39,528,614       22,064,886
    Reversal of additional depreciation on revaluation
       of property, plant and equipment (par. 1b))                                 (9,326)          (9,326)          (9,328)
    Inclusion of labor and overhead in inventories (par. 1c))                     268,656        2,308,715       (3,203,638)
    Revaluation of fixed assets held for sale (par. 1d))                          817,375               --               --
    Reversal of additional depreciation on revaluation of
       fixed assets held for sale (par. 1d))                                        4,118            2,316               --
    Deferred income taxes (par. 1e))                                           (2,717,254)      (5,015,535)       1,289,236
    Net effect of US GAAP adjustments of  ECUSA (par. 1f))                         96,467               --               --
    Adjustment of amortization of goodwill on
       purchases of equity investments and
       subsidiaries (par. 1h))                                                  1,050,741        1,426,451        1,969,973
    Net effect of amortization of goodwill and
       trademarks  on purchase of ECUSA (par. 1h))                             (1,028,922)      (1,028,922)        (942,983)
    Amortization of trademarks for Vina San
        Pedro S.A. and Compania de Cervecerias Unidas
        Argentina S.A. (par. 1k))                                                 190,578          219,679          222,654
    Adjustment of employee severance indemnities (par. 1l))                       730,654         (141,427)        (777,903)
    Adjustment for capitalization of interest cost  (par. 1m))                  1,138,225          582,518          217,593
    Reversal of deficit during development period
       of subsidiary (par. 1o))                                                  (116,771)      (1,025,290)      (1,490,485)
    Reversal of gain on investment in Vina Totihue S.A. (par. 1q))                     --         (434,870)              --
    Reversal of amortization of goodwill for Backus & Johnston (par. 1p))         407,539         (407,539)              --
    Reversal of equity in loss for Backus & Johnston (par. 1p))                    12,251          (12,251)              --
    Reversal of dividends received from Backus & Johnston (par. 1p))              447,503         (447,503)              --
                                                                              -----------      -----------      -----------
    Net income according to US GAAP                                            28,612,504       35,545,630       19,340,005
                                                                              ===========      ===========      ===========
    Other comprehensive income:
        Foreign currency translation adjustments                                1,064,010        4,248,678        6,845,460
        Unrealized (losses) gains on securities:
        Unrealized holding gains
        arising during year                                                     7,485,242      (15,478,660)        (130,721)
                                                                              -----------      -----------      -----------

        Other comprehensive income                                              8,549,252      (11,229,982)       6,714,739
    Income tax expense related to items of other
    comprehensive income                                                       (1,122,787)       2,320,492           21,569
                                                                              -----------      -----------      -----------

Comprehensive income according to US GAAP,
  net of tax (par. 1n))                                                        36,038,969       26,636,140       26,076,313
                                                                              ===========      ===========      ===========

In addition, as described in paragraph 1 i) above, under Chilean GAAP Non-operating expenses aggregating to ThCh$ 13,115,229 in 2000, ThCh$ 10,387,750 in 2001 and ThCh$ 4,420,238 in 2002 and Non-operating income aggregating to ThCh$ 5,817,404 in 2000, ThCh$ 1,086,590 in 2001 and ThCh$ 962,590 in 2002 would be reclassified to Operating results under US GAAP.

The adjustments required to conform net equity amounts to the accounting principles generally accepted in the United States are as follows:

                                                                           2000              2001              2002
                                                                       ------------      ------------      ------------
                                                                           ThCh$             ThCh$             ThCh$
Net equity as shown in the Chilean GAAP
  financial statements                                                  426,848,132       423,922,032       433,484,684
    Reversal of revaluation of property, plant and
      equipment (par. 1 b))                                              (2,498,733)       (2,498,733)       (2,498,733)
    Reversal of accumulated depreciation on revaluation
      of property, plant and equipment (par. 1b))                          (195,850)         (205,176)         (214,504)
    Inclusion of labor and overhead in inventories (par. 1c))               894,923         3,203,638                --
    Exclusion of revaluation of fixed assets held
      for sale (par. 1d))                                                (7,481,302)       (7,481,302)       (7,481,308)
    Reversal of accumulated depreciation on revaluation
      of fixed assets held for sale (par. 1d))                            1,046,286         1,048,603         1,048,603
    Assets (liabilities) from deferred income taxes
      under FAS 109 (par. 1e))                                             (306,745)       (3,001,790)       (1,712,554)
    Investment securities (par. 1g))                                     15,609,381           130,721                --
    Net effect of amortization of goodwill and
      trademarks on purchase of ECUSA (par. 1h))                         (1,200,408)       (2,229,330)       (3,172,314)
    Adjustment of goodwill on equity investments (par. 1h))               8,435,191         9,861,642        11,831,615
    Minimum dividend permitted by law, equivalent
      to 30% of net income for year determined in
      accordance with Chilean GAAP (par. 1j))                                    --        (1,032,672)               --
    Amortization of trademarks for Vina San Pedro S.A. and
      Compania de Cervecerias Unidas Argentina S.A. (par. 1 k))             493,980           713,659           936,313
    Adjustment of employee severance indemnities (par. 1l))              (1,334,866)       (1,476,293)       (2,254,196)
    Adjustment for capitalization of interest cost  (par. 1m))            3,938,130         4,520,649         4,738,240
    Reversal of gain on investment in Vina Totihue S.A. (par. 1q))               --          (434,870)         (434,870)
    Reversal of foreign currency translation adjustments
      for Backus & Johnston (par. 1p))                                   (1,594,985)               --                --
    Reversal of amortization of goodwill for
    Backus & Johnston (par. 1p))                                            407,539                --                --
    Reversal of equity in loss  for
    Backus & Johnston (par. 1p))                                             12,252                --                --
    Reversal of dividends received from
    Backus & Johnston (par. 1p))                                            447,503                --                --
                                                                       ------------      ------------      ------------
        Net equity according to US GAAP                                 443,520,428       425,040,778       434,270,976
                                                                       ============      ============      ============

The following summarizes the changes in Shareholders' equity under US GAAP during the years ended December 31, 2000, 2001 and 2002:

                                                                                    ThCh$
                                                                                 ------------
Balance at December 31, 1999                                                      427,565,723

    Dividend declared                                                             (24,613,266)
    Reversal of accrued minimum dividend from prior year                            4,529,004
    Net income for the year                                                        28,612,504
    Reversal of gross unrealized gains on investments
      that are available-for-sale from prior year, net of tax                      (6,905,520)
    Gross unrealized gains on investment that are available-for-sale at year
     - end, net of tax                                                             13,267,974
    Cumulative translation adjustment for the year                                  1,064,009
                                                                                 ------------
Balance at December 31, 2000                                                      443,520,428
                                                                                 ------------

    Dividend declared                                                             (44,083,118)
    Minimum dividend at year-end required by law                                   (1,032,672)
    Net income for the year                                                        35,545,630
    Reversal of gross unrealized gains on investments
     that are available-for-sale from prior year, net of tax                      (13,267,974)
    Gross unrealized gains on investments that are
     available-for-sale at year-end, net of tax                                       109,806
    Cumulative translation adjustment for the year                                  4,248,678
                                                                                 ------------
Balance at December 31, 2001                                                      425,040,778
                                                                                 ------------

    Dividend declared                                                             (17,878,133)
    Reversal of accrued minimum dividend from prior year                            1,032,672
    Minimum dividend at year-end required by law                                           --
    Net income for the year                                                        19,340,005
    Reversal of gross unrealized gains on investments
      that are available-for-sale from prior year, net of tax                        (109,806)
    Gross unrealized gains on investment that are available-for-sale at year
     - end, net of tax                                                                     --
    Cumulative translation adjustment for the year                                  6,845,460
                                                                                 ------------
Balance at December 31, 2002                                                      434,270,976
                                                                                 ============

2     US GAAP Condensed Financial Statements

The above reconciling items affect the consolidated balance sheets as of December 31, 2001 and 2002 and the income statements for the three years in the period ended December 31, 2002 as follows:

                           CONSOLIDATED BALANCE SHEET

             Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2002

                                                                          As of December 31, 2001
                                                          ------------------------------------------------------
                                                             Consolidated                          Consolidated
                                                          balance sheet under     US GAAP          balance sheet
                                                             Chilean GAAP       adjustments        under US GAAP
                                                             ------------       -----------        -------------
                                                                ThCh$              ThCh$               ThCh$
ASSETS
CURRENT ASSETS
    Cash and cash equivalents (1)                             64,300,662                 --          64,300,662
    Time deposits                                             19,132,225        (19,132,225)                 --
    Marketable securities                                        244,959           (244,959)                 --
    Investments in available-for-sale securities                      --         22,108,994          22,108,994
    Accounts receivable-trade and other                       67,737,904                 --          67,737,904
    Accounts receivable from related companies                   718,540                 --             718,540
    Inventories                                               43,080,923          3,203,638          46,284,561
    Prepaid expenses                                           2,417,197                 --           2,417,197
    Prepaid taxes                                              2,271,395                 --           2,271,395
    Deferred income taxes                                      2,209,944         (2,209,944)                 --
    Other current assets                                       4,949,123         (2,601,089)          2,348,034
                                                             -----------        -----------         -----------
           Total current assets                              207,062,872          1,124,415         208,187,287
                                                             ===========        ===========         ===========

PROPERTY, PLANT AND EQUIPMENT, net                           352,828,073         (2,188,191)        350,639,882
OTHER ASSETS                                                  88,394,389          5,483,332          93,877,721
                                                             -----------        -----------         -----------
           Total assets                                      648,285,334          4,419,556         652,704,890
                                                             ===========        ===========         ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
    Short-term borrowings                                     12,770,680                 --          12,770,680
    Current portion of long-term debt                         18,892,250                 --          18,892,250
    Dividends payable                                         11,137,972          1,032,672          12,170,644
    Accounts payable                                          36,758,968                 --          36,758,968
    Notes payable                                                591,879                 --             591,879
    Other payables                                             4,009,159                 --           4,009,159
    Accounts payable to related companies                        605,993                 --             605,993
    Accrued expenses                                          14,123,091                 --          14,123,091
    Withholding taxes payable                                  9,680,532                 --           9,680,532
    Other current liabilities                                     48,990                 --              48,990
                                                             -----------        -----------         -----------
           Total current liabilities                         108,619,514          1,032,672         109,652,186
                                                             -----------        -----------         -----------

LONG-TERM LIABILITIES
    Long-term debt                                            42,616,692                 --          42,616,692
    Accrued expenses                                           2,131,968          1,476,293           3,608,261
    Deferred income taxes                                     16,325,430            791,845          17,117,275
    Deposits on bottles and containers                        13,603,737                 --          13,603,737
                                                             -----------        -----------         -----------
           Total long-term liabilities                        74,677,827          2,268,138          76,945,965
                                                             -----------        -----------         -----------
           Total liabilities                                 183,297,341          3,300,810         186,598,151
                                                             -----------        -----------         -----------

MINORITY INTEREST                                             41,065,961                 --          41,065,961
                                                             -----------        -----------         -----------

SHAREHOLDERS' EQUITY
    Common stock                                             168,292,912                 --         168,292,912
    Share premium                                             13,161,723                 --          13,161,723
    Other reserves                                            13,449,950                 --          13,449,950
    Retained earnings                                        229,017,447          1,118,746         230,136,193
                                                             -----------        -----------         -----------
           Total shareholders' equity                        423,922,032          1,118,746         425,040,778
                                                             -----------        -----------         -----------
           Total liabilities and shareholders' equity        648,285,334          4,419,556         652,704,890
                                                             ===========        ===========         ===========

(1) This caption includes time deposits, marketable securities and securities under resale agreements amounting to ThCh$ 10,760,359, ThCh$ 27,818,137 and ThCh$ 15,803,888, respectively, which are cash equivalents.

                           CONSOLIDATED BALANCE SHEET

             Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2002

                                                                          As of December 31, 2002
                                                          ------------------------------------------------------
                                                             Consolidated                          Consolidated
                                                          balance sheet under     US GAAP          balance sheet
                                                             Chilean GAAP       adjustments        under US GAAP
                                                             ------------       -----------        -------------
                                                                ThCh$              ThCh$               ThCh$
ASSETS
CURRENT ASSETS
    Cash and cash equivalents (1)                             92,177,344                 --          92,177,344
    Time deposits                                                 12,666            (12,666)                 --
    Marketable securities                                        196,660           (196,660)
    Investments in available-for-sale securities                      --            209,326             209,326
    Accounts receivable-trade and other                       68,954,275                 --          68,954,275
    Accounts receivable from related companies                 2,566,475                 --           2,566,475
    Inventories                                               47,258,539                 --          47,258,539
    Prepaid expenses                                           2,684,059                 --           2,684,059
    Prepaid taxes                                              2,445,598                 --           2,445,598
    Deferred income taxes                                      1,770,388         (1,770,388)                 --
    Other current assets                                       1,020,383                 --           1,020,383
                                                             -----------        -----------         -----------
           Total current assets                              219,086,387         (1,770,388)        217,315,999
                                                             -----------        -----------         -----------

PROPERTY, PLANT AND EQUIPMENT, net                           330,658,007          2,025,003         332,683,010
OTHER ASSETS                                                 103,214,319          2,728,039         105,942,358
                                                             -----------        -----------         -----------
           Total assets                                      652,958,713          2,982,654         655,941,367
                                                             ===========        ===========         ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
    Short-term borrowings                                     28,131,618                 --          28,131,618
    Current portion of long-term debt                         20,084,439                 --          20,084,439
    Dividends payable                                          7,343,850                 --           7,343,850
    Accounts payable                                          41,510,203                 --          41,510,203
    Notes payable                                                755,616                 --             755,616
    Other payables                                             3,977,506                 --           3,977,506
    Accounts payable to related companies                        917,557                 --             917,557
    Accrued expenses                                          12,323,243                 --          12,323,243
    Withholding taxes payable                                  7,099,208                 --           7,099,208
    Other current liabilities                                    123,978                 --             123,978
                                                             -----------        -----------         -----------
           Total current liabilities                         122,267,218                 --         122,267,218
                                                             -----------        -----------         -----------

LONG-TERM LIABILITIES
    Long-term debt                                            23,939,847                 --          23,939,847
    Accrued expenses                                           1,164,114          2,254,196           3,418,310
    Deferred income taxes                                     18,862,475            (57,834)         18,804,641
    Deposits on bottles and containers                        11,753,897                 --          11,753,897
                                                             -----------        -----------         -----------
           Total long-term liabilities                        55,720,333          2,196,362          57,916,695
                                                             -----------        -----------         -----------
           Total liabilities                                 177,987,551          2,196,362         180,183,913
                                                             -----------        -----------         -----------

MINORITY INTEREST                                             41,486,478                 --          41,486,478
                                                             -----------        -----------         -----------

SHAREHOLDERS' EQUITY
    Common stock                                             168,292,912                 --         168,292,912
    Share premium                                             13,161,723                 --          13,161,723
    Other reserves                                            19,784,960                 --          19,784,960
    Retained earnings                                        232,245,089            786,292         233,031,381
                                                             -----------        -----------         -----------
           Total shareholders' equity                        433,484,684            786,292         434,270,976
                                                             -----------        -----------         -----------
           Total liabilities and shareholders' equity        652,958,713          2,982,654         655,941,367
                                                             ===========        ===========         ===========

(1) This caption includes time deposits, marketable securities and securities under resale agreements amounting to ThCh$ 27,066,667, ThCh$ 13,505,667 and ThCh$ 41,180,850, respectively, which are cash equivalents.

                        CONSOLIDATED STATEMENT OF INCOME

             Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2002

                                                       For the year ended December 31, 2000
                                               -----------------------------------------------------
                                               Consolidated                             Consolidated
                                               Statement of                             statements of
                                               Income under           US GAAP           income under
                                               Chilean GAAP         adjustments            US GAAP
                                               ------------         -----------            -------
                                                   ThCh$               ThCh$               ThCh$
OPERATING RESULTS
    Net sales                                   352,061,892                  --          352,061,892
    Cost of sales                              (162,916,270)        (14,770,084)        (177,686,354)
                                               ------------         -----------         ------------
           Gross margin                         189,145,622         (14,770,084)         174,375,538
    Selling and administrative expenses        (147,219,047)          9,086,300         (138,132,747)
                                               ------------         -----------         ------------
           Operating income                      41,926,575          (5,683,784)          36,242,791
                                               ------------         -----------         ------------

NON-OPERATING RESULTS
    Non-operating income                         12,769,486          (4,456,063)           8,313,423
    Non-operating expenses                      (21,125,838)         14,148,935           (6,976,903)
    Price-level restatements                       (112,310)                 --             (112,310)
                                               ------------         -----------         ------------
           Income before income tax
             and minority interest               33,457,913           4,009,088           37,467,001
    Income tax                                   (5,330,725)         (2,717,254)          (8,047,979)
    Minority interest                              (806,518)                 --             (806,518)
                                               ------------         -----------         ------------
NET INCOME                                       27,320,670           1,291,834           28,612,504
                                               ============         ===========         ============

                        CONSOLIDATED STATEMENT OF INCOME

             Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2002

                                                       For the year ended December 31, 2001
                                               -----------------------------------------------------
                                               Consolidated                             Consolidated
                                               Statement of                             statements of
                                               Income under           US GAAP           income under
                                               Chilean GAAP         adjustments            US GAAP
                                               ------------         -----------            -------
                                                   ThCh$               ThCh$               ThCh$
OPERATING RESULTS
    Net sales                                   370,384,304                  --          370,384,304
    Cost of sales                              (175,182,363)        (14,216,459)        (189,398,822)
                                               ------------         -----------         ------------
           Gross margin                         195,201,941         (14,216,459)         180,985,482
    Selling and administrative expenses        (150,240,223)          7,692,783         (142,547,440)
                                               ------------         -----------         ------------
           Operating income                      44,961,718          (6,523,676)          38,438,042
                                               ------------         -----------         ------------

NON-OPERATING RESULTS
    Non-operating income                         23,984,213          (2,388,753)          21,595,460
    Non-operating expenses                      (17,693,526)          9,944,980           (7,748,546)
    Price-level restatements                     (2,470,809)                 --           (2,470,809)
                                               ------------         -----------         ------------
           Income before income tax
           and minority interest                 48,781,596           1,032,551           49,814,147
    Income tax                                   (7,360,240)         (5,015,535)         (12,375,775)
    Minority interest                            (1,892,742)                 --           (1,892,742)
                                               ------------         -----------         ------------
NET INCOME                                       39,528,614          (3,982,984)          35,545,630
                                               ============         ===========         ============

                        CONSOLIDATED STATEMENT OF INCOME

             Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2002

                                                       For the year ended December 31, 2002
                                               -----------------------------------------------------
                                               Consolidated                             Consolidated
                                               Statement of                             statements of
                                               Income under           US GAAP           income under
                                               Chilean GAAP         adjustments            US GAAP
                                               ------------         -----------            -------
                                                   ThCh$               ThCh$               ThCh$
OPERATING RESULTS
    Net sales                                   345,890,599             912,875          346,803,474
    Cost of sales                              (170,622,026)        (20,399,012)        (191,021,038)
                                               ------------         -----------         ------------
           Gross margin                         175,268,573         (19,486,136)         155,782,436
    Selling and administrative expenses        (137,674,324)         12,255,213         (125,419,111)
                                               ------------         -----------         ------------
           Operating income                      37,594,249          (7,230,923)          30,363,325
                                               ------------         -----------         ------------

NON-OPERATING RESULTS
    Non-operating income                          6,457,440             287,054            6,744,494
    Non-operating expenses                       (9,624,417)          2,929,753           (6,694,664)
    Price-level restatements                     (3,673,998)                 --           (3,673,998)
                                               ------------         -----------         ------------
           Income before income tax
           and minority interest                 30,753,274          (4,014,116)          26,739,157
    Income tax                                   (7,436,435)          1,289,236           (6,147,199)
    Minority interest                            (1,251,953)                 --           (1,251,953)
                                               ------------         -----------         ------------
NET INCOME                                       22,064,886          (2,724,880)          19,340,005
                                               ============         ===========         ============

3     Additional disclosure requirements

a)    Earnings per share

Disclosure of the following earnings per share information is not generally required for presentation in financial statements under Chilean accounting principles, but is required under US GAAP:

                                            2000          2001          2002
                                           -------       -------       -------
                                            ThCh$         ThCh$          ThCh$
Basic earnings per share (under US GAAP)
     Net income per share                    89.83        111.60         60.72

Weighted average number of Common stock    318,503       318,503       318,503
outstanding (in thousands)

Earnings per share is determined by dividing the net income for the year under US GAAP by the weighted average number of Common stock outstanding during each year.

b)    Income taxes

The provision for income taxes charged to results is summarized as follows:

                                                        2000            2001            2002
                                                    -----------     -----------     -----------
                                                       ThCh$           ThCh$           ThCh$
Current tax expense                                   4,840,684       3,988,363       4,459,784
Deferred tax under Chilean GAAP                         490,041       3,371,877       2,976,651
Additional deferred tax to conform
  with US GAAP                                        2,717,254       5,015,535      (1,289,236)
                                                    -----------     -----------     -----------
           Total provision for US GAAP                8,047,979      12,375,775       6,147,199
                                                    ===========     ===========     ===========

Deferred tax assets (liabilities) are summarized as follows at December 31 of each year:

                                                        2000            2001            2002
                                                    -----------     -----------     -----------
                                                       ThCh$           ThCh$           ThCh$
Property, plant and equipment and depreciation      (15,134,869)    (17,737,418)    (20,564,655)
Employee severance indemnities                          (11,636)             --         (85,877)
Investments in other companies                       (2,232,253)             --              --
Inventories                                            (256,486)       (290,089)             --
Other assets                                                 --        (178,864)             --
Deposits on bottles and containers                     (981,011)     (1,329,839)     (1,731,286)
                                                    -----------     -----------     -----------
           Gross deferred tax liabilities           (18,616,255)    (19,536,210)    (22,381,818)
                                                    -----------     -----------     -----------

Accounts receivable                                   1,140,681         742,928         783,726
Investments in other companies                               --         127,265         353,161
Inventories                                                  --              --         110,599
Other assets                                            900,330              --         280,538
Tax loss carryforwards                                6,734,961       5,222,702       7,552,055
Less: Valuation allowance                            (1,980,915)     (4,945,498)     (6,471,846)
Employee severance indemnities                               --          13,176              --
Other                                                   755,641       1,258,361         968,943
                                                    -----------     -----------     -----------
           Gross deferred tax assets                  7,550,698       2,418,934       3,577,176
                                                    -----------     -----------     -----------
           Net deferred tax assets (liabilities)    (11,065,557)    (17,117,276)    (18,804,642)
                                                    ===========     ===========     ===========

The provision for income taxes differs from the amount of income taxes determined by applying the applicable Chilean statutory income tax rate of 15% in 2000 and 2001, and 16% in 2002 to pretax income as a result of the following differences:

                                                                          2000            2001           2002
                                                                       ----------     -----------     ----------
                                                                          ThCh$           ThCh$          ThCh$
At statutory Chilean tax rate  16% (15% in 2001)                        5,499,073       7,318,213      4,077,953
Increase (decrease) in rates resulting from:
    Non-deductible expenses                                             3,649,210       4,833,136      4,556,661
    Non-taxable income                                                 (2,908,801)     (2,054,692)    (1,906,029)
    Tax credits                                                          (274,445)       (292,930)      (609,618)
    International income tax differences                                2,082,942         701,872         28,232
    Increase in Chilean tax rates (effect on deferred income taxes)            --       1,870,176             --
                                                                       ----------     -----------     ----------
           At effective tax rates                                       8,047,979      12,375,775      6,147,199
                                                                       ==========     ===========     ==========

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay income tax on a separate return basis and not on a consolidated basis.

The Argentine enacted income tax rate was 35% during the years 2000 to 2002.

CCU and certain of the Chilean subsidiaries have tax loss carryforwards aggregating ThCh$ 9,301,016 at December 31, 2002 (ThCh$ 1,613,735 in 2001) which have no expiration date. Additionally, CCU Argentina and CICSA have tax loss carryforwards aggregating ThCh$ 17,245,482 at December 31, 2002 (ThCh$ 14,154,596 in 2001) which may be applied to reduce taxable income in Argentina during a five-year carryforward period. These tax losses resulted in a deferred tax asset for 2002 of ThCh$ 7,552,055 (ThCh$ 5,222,702 in 2001 and ThCh$ 6,734,961 in 2000). Valuation allowances of ThCh$ 5,579,336 in 2001 and ThCh$ 6,471,846 in 2002 were provided against certain of the deferred tax assets of the Argentine subsidiaries because it is currently expected that those assets will probably not be realized before they expire.

c)    Investment securities

Shown below are the carrying amount, gross unrealized gains and losses and approximate fair value of investment securities classified as available-for-sale under US GAAP (see paragraph 1 g)):

                                                          Gross              Gross
                               Carrying amount       unrealized gains  unrealized losses       Fair value
                               2001        2002       2001      2002     2001     2002       2001         2002
                            ----------    -------    -------    ----    ------    ----    ----------    -------
                               ThCh$       ThCh$      ThCh$     ThCh$    ThCh$    ThCh$      ThCh$       ThCh$
Time deposits               19,132,225     12,666         --      --    15,343      --    19,116,882     12,666
Marketable securities          244,959    196,660    147,049      --        --      --       392,008    196,660
Other investments            2,601,089         --         --      --       985      --     2,600,104         --
                            ----------    -------    -------    ----    ------    ----    ----------    -------
      Total securities
      Available for sale    21,978,273    209,326    147,049      --    16,328      --    22,108,994    209,326
                            ==========    =======    =======    ====    ======    ====    ==========    =======

The Company has no securities which are considered to be trading securities or debt securities to be held to maturity. Deferred taxes relating to the gross unrealized gains and losses on investments in available-for-sale securities are included in the deferred tax adjustment in equity under US GAAP.

d)    Fair value

The following methods and assumptions were used to estimate the fair value of each class of financial instrument at December 31, 2001 and 2002 for which it is practicable to estimate such value:

o     Cash

      Cash is stated at carrying amount, which is equivalent to fair value.

o     Time deposits and marketable securities

      Fair value of time deposits was determined using rates currently available in the market and the fair value of marketable securities is based on quoted market prices for the marketable securities.

o     Investments in other companies

      Fair value of common stock in companies is based on quoted market prices for the stock.

o     Securities purchased under resale agreements

      Fair value of securities purchased under resale agreement included in Other current assets was determined using interest rates currently offered for similar financial instruments.

o     Bank borrowings and bonds payable

      Fair value of bank borrowings and bonds payable was estimated using the interest rate that the Company would pay for similar loans.

o     Deposits on bottles and containers

      The carrying value of deposits on bottles and containers approximates the fair value as the carrying value reflects the amounts that would be required to settle the obligation.

The estimated fair values of the Company's financial instruments are as follows:

                                                  December 31,2001                  December 31,2002
                                              Carrying          Fair            Carrying          Fair
                Assets                         amounts          value            amounts          value
                                               -------          -----            -------          -----
                                               ThCh$            ThCh$            ThCh$            ThCh$
Cash                                          9,918,278        9,918,278       10,424,160       10,424,160
Time deposit and marketable securities       58,051,414       58,183,120       40,821,449       40,821,449
Investments in other companies                  702,451          702,451          760,974          760,974
Securities purchased under
  resale agreements                          18,445,390       18,444,405       41,222,012       41,222,012
Other current assets                          1,971,713        1,971,713          809,836          809,836
                                             ----------       ----------       ----------       ----------
           Total assets                      89,089,246       89,219,967       94,038,431       94,038,431
                                             ==========       ==========       ==========       ==========
           Liabilities

Bank borrowings (short-term)                 12,770,680       12,722,539       28,131,618       27,528,961
Bonds payable (short-term)                    1,687,969        2,572,058        1,675,440        2,521,418
Current portion of long-term
  bank borrowings                            17,002,689       17,002,689       18,036,433       18,104,738
Bank borrowings (long-term)                  20,480,952       20,098,953        3,596,731        3,429,913
Bonds payable (long-term)                    20,994,009       19,026,436       19,632,480       20,271,291
                                             ----------       ----------       ----------       ----------
           Total liabilities                 72,936,299       71,422,675       71,072,702       71,856,321
                                             ==========       ==========       ==========       ==========

e)    Concentrations of credit risk

The Company holds accounts with a variety of banks and does not hold significant deposits with any single bank. The Company has a wide customer base and trades with a large number of small customers. Consequently, the Company does not believe that it has any significant concentrations of credit risk at December 31, 2001.

f)    Concentrations of other risks

The beverage business is highly competitive in both Chile and Argentina, where the Company competes with other enterprises. Additionally, in view of the favorable long-term economic conditions in Chile, other enterprises may be expected to enter the country's beer, wine and soft drink markets.

The Company's results may be materially adversely affected from time to time by significant increases in advertising and promotion costs, loss of sales volume, price discounting, or a combination of these and other factors related to the competitive beer, wine and soft drinks markets in Chile and Argentina.

g)    Restructuring Costs

During 2000, the Company implemented a plan to reorganize and restructure certain of its business activities at the Parent Company level and at certain subsidiaries. The restructuring consisted of a series of planned actions, including a reduction in the number of employees, and the closing of plant facilities. In connection with these actions, the Company recorded restructuring charges totaling ThCh$ 3,614,118 in 2001 and ThCh$ 963,991 in 2002 which were classified as non-operating expenses. The restructuring activities started during 2000 were substantially completed by the end of the year. At December 31, 2002, all the restructuring activities related to the 2000 and 2001 programs were complete and all costs had been paid.

The restructuring charges are summarized as follows:

                                                               2001        2002
                                                            ---------    -------
                                                              ThCh$       ThCh$

Employee severance indemnities paid by CCU Argentina        1,041,128    419,168
Employee severance indemnities for corporate restructuring  2,156,154    544,823
Other                                                         416,836         --
                                                            ---------    -------
        Total                                               3,614,118    963,991
                                                            =========    =======

In addition, the Company recorded an adjustment totaling ThCh$ 2,481,518 in 2000 for the write-down to net realizable value of the fixed assets in the Osorno plant, which was closed due to the opening of a new, more modern plant. The carrying value of the Osorno plant has been reclassified to Other Assets - land and building held for sale (see Note 9).

4     Recent accounting pronouncements

In July 2001, the FASB issued FAS No. 143, "Accounting for Asset Retirement Obligations". FAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss. FAS No. 143 is effective for fiscal years beginning after June 15, 2002. Although the Company is evaluating the effects of this Statement on its financial position and results of operations, management does not believe that the adoption of this Statement will have a material impact on the results of its operations.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" (FAS 146). This statement supercedes Emerging Issues Task Force (EITF) Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability is recognized at the date an entity commits to an exit plan. FAS 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of FAS 146 will be effective for any exit and disposal activities initiated after December 31, 2002. The Company is evaluating the effect of this statement on its financial position and results of operations, however, it does not expect the adoption will have a material impact on the Company's results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. Initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified. The Company is evaluating the impact of the new interpretation, however, we do not expect that the adoption of FIN 45 is not expected to have a material impact on the Company's results of operations or financial position.

In January 2003, the FASB issued Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest in after that date. The related disclosure requirements are effective immediately. The Company is presently evaluating the impact of the new interpretation, however, management does not expect that the adoption will have a material impact on the Company's results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock- Based Compensation- Transition and Disclosure- an amendment of FASB Statement No. 123" (FAS 148). This statement amends SFAS No. 123 "Accounting for Stock Based Compensation" (FAS 123) to provide alternative methods of voluntarily transitioning to the fair value based method of accounting for stock-based employee compensation. FAS 148 also amends the disclosure requirements of FAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. The Company is evaluating the effect of this statement on its financial position and results operations, however, management does not expect that the adoption will have a material impact on its results of operations or financial position.

                                   Signatures

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                        Compania Cervecerias Unidas S.A.
                        (United Breweries Company, Inc.)


                                        /s/ Patricio Jottar
                                        -------------------------------
                                        Chief Executive Officer

Date: June 27, 2003

I, Patricio Jottar, certify that:

1. I have reviewed this annual report on Form 20-F of Compania Cervecerias Unidas S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

      a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

      c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

      a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003


                                        /s/ Patricio Jottar
                                        -------------------------------
                                        Chief Executive Officer

I, Ricardo Reyes, certify that:

1. I have reviewed this annual report on Form 20-F of Compania Cervecerias Unidas S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

      a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

      c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

      a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003


                                        /s/ Ricardo Reyes
                                        -------------------------------
                                        Chief Financial Officer

Index to Exhibits

1.1 Company by-laws (incorporated by reference from Compania Cervecerias Unidas S.A. Annual Report on Form 20-F for the year ended December 31, 2001, filed on June 28, 2002).

99.1 Certification of Chief Executive Officer of Compania Cervecerias Unidas S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2 Certification of Chief Financial Officer of Compania Cervecerias Unidas S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.