Form 20-F
period 2003-06-30
UNITED BREWERIES CO INC
filed 2004-06-25
CIK 888746

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 20-F
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2003
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from_____ to _____
Commission file number: 0-20486

COMPAÑIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant's name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Bandera 84, Sixth Floor, Santiago, Chile
(Address of principal executive offices)

       Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Name of each exchange on which registered
American Depositary Shares Representing Common Stock Common Shares, without par value	The New York Stock Exchange The New York Stock Exchange*
__________ * Not for trading, but only in connection with the registration of American Depositary Shares which are evidenced by American Depositary Receipts
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Not applicable
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Not applicable

       Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
 Common Stock, with no par value                   318,502,872

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes No
Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 Item 18

Introduction

In this annual report on Form 20-F, all references to the “we”, “us” or “CCU” are to Compañía Cervecerías Unidas S.A., an open stock corporation ( sociedad anónima ) organized under the laws of the Republic of Chile, and its consolidated subsidiaries. Chile is divided into regions, each of which is known by its roman number (e.g. “Region XI”). Our fiscal year ends on December 31st. Unless otherwise specified, all references to “U.S. dollars”, “dollars”, or “US$” are to United States dollars, and references to “Chilean pesos”, “pesos” or “Ch$” are to Chilean pesos. We publish our financial statements in Chilean pesos, which are adjusted to reflect changes in purchasing power due to inflation and/or changes in exchange rates. Unless otherwise specified, financial data regarding us is presented in this annual report in constant Chilean pesos of December 31, 2003 purchasing power. See the notes to our consolidated financial statements included in pages F-8 through F-65 of this annual report. We use the metric system of weights and measures in calculating our operating and other data. The United States equivalent units of the most common metric units used by us are as shown below:

1 liter = 0.2642 gallons	1 gallon = 3.7854 liters
1 liter = 0.008522 US beer barrels	1 US beer barrel = 117.34 liters
1 liter = 0.1761 soft drinks unit cases ( 8 oz cans)	1 soft drinks unit case ( 8 oz cans) = 5.6775 liters
1 liter = 0.1174 beer unit cases ( 12 oz cans).	1 beer unit case ( 12 oz cans) = 8.5163 liters
1 hectoliter = 100 liters	1 liter = 0.01 hectoliters
1 US beer barrel = 31 gallons	1 gallon = 0.0323 US beer barrels
1 hectare = 2.4710 acres	1 acre = 0.4047 hectares
1 mile = 1.6093 kilometers	1 kilometer = 0.6214 miles

This annual report contains various estimates made by us of market share data and related sales volume information. These estimates are based on statistics published or made available by A.C. Nielsen Chile S.A., or Nielsen, in the case of beer, soft drinks, mineral water and wine sales in Chile; the Asociación Nacional de Bebidas Refrescantes (National Association of Soft Drinks, or ANBER) in the case of soft drinks and mineral water; the Servicio Agrícola Ganadero (Agricultural and Livestock Service, or SAG) in the case of wine sales in Chile; and the Asociación de Viñas de Chile, A.G. (the Wineries of Chile Association) in the case of Chilean wine exports. We believe that, due to the methodologies used, the statistics provided by these sources in some cases do not accurately reflect our market share or industry sales volumes. For example, the Nielsen sampling base includes only the metropolitan areas of Chile and not the rural areas of the country, where we believe our beer market share is higher than in the metropolitan areas, due to our distribution system. Similarly, data regarding the size of the Chilean soft drink and mineral water markets and market shares do not coincide with publicly available information of our sales volume and our competitors. As a consequence, we have revised the share estimates from the sources identified above for Chilean beer sales, soft drink and mineral water sales and wine sales in Chile to reflect what we believe is a more accurate measure of market shares, taking into account:

  reports published by the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics, or the INE),
  our internal sales data,
  sales information filed publicly by our competitors,
  equity research analyst reports, and
  import and export reports made available by Chilean and Argentine customs authorities.

Most of the above information is also used to estimate Argentine beer market share.

i

However, our revised estimates have not been confirmed by independent sources. Certain amounts, including percentage amounts, which appear in this annual report have been rounded and may not sum exactly to the totals shown.

Forward Looking Statements

This annual report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the Securities Act, and Section 21E of the Securities and Exchange Act of 1934, which we refer to as the Exchange Act. These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. They also relate to our future prospects, development and business strategies.

These forward-looking statements are identified by the use of terms and phrases such as “anticipate”, “believes”, “could”, “expects”, “intends”, “may”, “plans”, “predicts”, “projects”, “will” and similar terms and phrases. We caution you that actual results could differ materially from those expected by us, depending on the outcome of certain factors, including, without limitation:

  our success in implementing our investment and capital expenditure program;
  the nature and extent of future competition in our principal marketing areas;
  political and economic developments in Chile, Argentina and other countries where we currently conduct business or may conduct business in the future, including other Latin American countries; and
  other Factors discussed under “Risk factors”, “Our business” and “Management's discussion and analysis of financial condition and results of operations”.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date of this annual report, including, without limitation, changes in our business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

ii

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable

ITEM 2: Offer Statistics and Expected Timetable

Not applicable

ITEM 3: Key Information

Selected Financial Data

The following table presents selected consolidated financial data as of December 31, 2002 and 2003, and for each of the years ended December 31, 2001, 2002 and 2003, which has been derived from our consolidated financial statements included elsewhere in this annual report. Selected consolidated financial data as of December 31, 1999, 2000 and 2001, and for the two years ended December 31, 1999 and 2000 has been derived from our consolidated financial statements not included in this annual report. The financial data set forth below should be read in conjunction with the consolidated financial statements and related notes and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report.

The financial information as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 shown below is presented in constant Chilean pesos of December 31, 2003:

	Year ended December 31,

	1999	2000	2001	2002	2003

	(millions of constant Ch$) (1)
Income Statement Data:
Chilean GAAP:
Total revenues	Ch$337,820	Ch$355,583	Ch$374,088	Ch$349,350	Ch$384,064
Operating income	44,990	42,345	45,411	38,142	45,863
Interest expense	(6,790)	(7,483)	(6,457)	(3,871)	(5,661)
Other income	21,196	12,897	24,224	6,351	24,490
Income tax	(8,077)	(5,383)	(7,434)	(7,511)	(4,977)
Net income	46,246	27,594	39,924	22,286	54,088
Net earnings per share	145.8	86.6	125.3	70.0	169.8
Net earnings per ADS (2)	729.2	433.2	626.7	349.8	849.1
Dividends per share (3)	64.65	132.00	66.00	64.60	614.26
Dividends per ADS in US$ (2) (3)	0.63	1.11	0.49	0.46	4.47
Weighted average shares
Outstanding (000s)	317,099	318,503	318,503	318,503	318,503
U.S. GAAP:
Total revenues	Ch$266,879	Ch$355,583	Ch$374,945	Ch$349,877	Ch$384,506
Net income	49,445	28,899	35,901	19,533	55,209
Basic and diluted earnings per share	156	90.73	112.72	61.33	173.34
Basic and diluted earnings per ADS (2)	780	454	564	307	867
Balance Sheet Data:
Chilean GAAP:
Total assets	Ch$ 667,249	Ch$669,676	Ch$654,768	Ch$658,647	Ch$576,598
Long-term liabilities	101,521	87,641	75,425	55,436	138,948
Total debt (4)	101,494	98,271	73,666	71,783	140,005
Total stockholders' equity	425,814	431,117	428,161	437,820	278,772
Capital stock	169,976	169,976	169,976	169,976	169,976
U.S. GAAP:
Total assets	Ch$ 675,347	Ch$686,660	Ch$659,232	Ch$662,501	Ch$582,035
Long-term liabilities	99,017	87,786	77,715	58,496	142,185
Total debt (4)	101,494	98,271	73,666	71,783	140,005
Total stockholders' equity	431,841	447,955	429,291	438,614	275,255
Capital stock	169,976	169,976	169,976	169,976	169,976
Other Data:
Sales volume (in millions of liters):
Beer ( Chile )	344.5	352.2	348.3	350.2	371.0
Beer ( Argentina )	157.9	155.2	151.2	160.4	190.4
Soft drinks, nectars and mineral water (5)	376.1	405.1	414.1	413.6	428.4
Wine (6)	56.7	66.2	84.6	96.6	120.7
Change in consumer price index applicable for the restatement of financial statements (7)	2.6%	4.7%	3.1%	3.0%	1.0%

(1)	Except shares outstanding, net earnings per share and per ADS, sales volume and inflation data.
(2)	Per ADS amounts are determined by multiplying per share amounts by 5, as one ADS is equal to 5 shares of Common Stock
(3)	Dividend per share are expressed in pesos corresponding to payment dates and dividend per ADS are expressed in US$ based on the conversion rate on the day of payment.
(4)	Includes short-term and long-term financial debt.
(5)	Includes sales of soft drinks, nectars and mineral water in Chile and Argentina . During 2002 and 2003, there were no sale of these products in Argentina.
(6)	Includes sales of wine in Chile and Argentina.
(7)

Based on the consumer price index of the INE for the twelve-month period ended November 30 of each indicated year. Accordingly, figures presented here may vary from other published inflation figures for given periods, which are generally calculated for the actual calendar period indicated.

Exchange Rates. Prior to 1989, Chilean law permitted the purchase and sale of foreign currency only in those cases explicitly authorized by the Central Bank of Chile . The Central Bank Act, which was enacted in 1989, liberalized the rules that govern the ability to buy and sell foreign currency. The Central Bank Act now empowers the Central Bank of Chile to determine that certain purchases and sales of foreign currency specified by law must be carried out in the formal exchange market. The formal exchange market is formed by banks and other entities authorized by the Central Bank. All payments and distributions made to our holders of ADSs must be transacted in the formal exchange market.

In order to keep fluctuations in the average exchange rate within certain limits, the Central Bank of Chile has in the past intervened by buying or selling foreign currency on the formal exchange market. In September 1999, the Central Bank of Chile decided to suspend its formal commitment to intervene in the exchange market to maintain the limits on a certain band, and decided to intervene in the market only under extraordinary circumstances, which will be informed in advance. The Central Bank of Chile also committed itself to provide periodic information about the levels of its international reserves.

The observed exchange rate is the average exchange rate at which commercial banks conduct authorized transactions on a given date in Chile , as certified by the Central Bank of Chile . The Central Bank of Chile generally carries out its transactions at the spot market rate. Authorized transactions by banks are now generally conducted at the spot market rate.

Purchases and sales of foreign exchange effected outside the formal exchange market are carried out in the Merced Cambiario Informal (the informal exchange market). The informal exchange market reflects the supply and demand for foreign currency. There are no limits imposed on the extent to which the rate of exchange in the informal exchange market can fluctuate above or below the observed exchange rate. On June 17, 2004, the average exchange rate in the informal exchange market was Ch$647.25 per U.S. dollar and the U.S. dollar observed exchange rate was Ch$648.16 per U.S. dollar.

The following table sets forth the low, high, average and period-end observed exchange rates for U.S. dollars for each of the indicated periods starting in 1999 as reported by the Central Bank of Chile . The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

	Daily Observed Exchange Rate (1) (Ch$ per US$)

	Low (2)	High (2)	Average (3)	Period-end

1999	468.69	550.93	509.03	530.07
2000	501.04	580.37	539.67	573.65
2001	557.13	716.62	635.28	654.79
2002	641.75	756.56	689.21	718.61
2003	593.10	758.21	690.90	593.80
December 2003	593.10	617.85	601.53	593.80
January 2004	559.21	596.78	573.53	577.27
February 2004	571.35	598.60	584.38	590.28
March 2004	593.22	623.21	604.94	616.41
April 2004	596.61	624.98	608.60	624.98
May 2004	622.25	644.42	635.76	636.02
(June 2004, through June 17)	640.96	649.45	645.88	648.16

Source: Central Bank of Chile
(1)	Historical pesos.
(2)	Rates shown are the actual low and high, on a day-by-day basis for each period.
(3)	The average of monthly average rates during the period reported.

Capitalization and Indebtedness

Not applicable

Reasons for the Offer and Use of Proceeds

Not applicable

Risk Factors

RISKS RELATING TO CHILE

We are substantially dependent on economic conditions in Chile , which may adversely impact our results of operations and financial condition.
We are predominantly engaged in business in Chile and approximately 89.9% of our revenues in 2003 were generated from our Chilean operations. Thus, our results of operations and financial condition are to a large extent dependent on the overall level of economic activity in Chile . Although the Chilean economy experienced an average yearly growth of 7.7% between 1990 and 1997, it experienced an average yearly growth of only 2.5% between 1998 and 2003. Historically, slower economic growth in Chile has negatively affected demand for our products and adversely affected our profitability. We cannot make any assurances that economic growth in Chile will return to its prior levels.

Our financial statements are reported and our dividends are declared, based on Chilean GAAP, which generally differs from U.S. GAAP.
There are important differences between Chilean accounting and reporting standards and U.S. standards. As a result, Chilean financial statements and reported earnings generally differ from those reported based on U.S. accounting and reporting standards. See Note 25 to our consolidated financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and reconciliation to U.S. GAAP of our net income and total shareholders' equity.

The relative liquidity and volatility of Chilean securities markets may increase the volatility of the price of our ADSs and adversely impact a holder's ability to sell any shares of our common stock withdrawn from our ADR facility.
The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States . For example, the Santiago Stock Exchange, which is Chile's main stock exchange, had a market capitalization of approximately US$86 billion as of December 31, 2003 while as of December 31, 2003, The New York Stock Exchange had a market capitalization of approximately US$17.3 trillion and the NASDAQ National Market had a capitalization of approximately US$2.8 trillion. In addition, the Chilean securities markets may be materially affected by developments in other emerging markets, particularly other countries in Latin America.

The lower liquidity and greater volatility of the Chilean markets compared to markets in the United States could increase the price volatility of the ADSs and may impair a holder's ability to sell shares of our common stock withdrawn from the ADR facility in the Chilean market in the amount and at the price and time the holder wishes to do so. See “Item 9: The Offer and Listing”.

Chilean economic policies, currency fluctuations, exchange controls and currency devaluations may adversely affect the price of our ADSs.
The Chilean government's economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect the dollar value of our ADSs and the return on any investment in our ADSs. The Chilean peso has been subject to large nominal devaluations in the past and may be subject to significant fluctuations in the future. In the period from December 31, 1999 to

December 31, 2002, the value of the Chilean peso relative to the U.S. dollar declined 35.6% in nominal terms, or an average of 10.7% per year, based on the observed exchange rate for U.S. dollars on those dates. See “Exchange Rates”.

Chilean trading in the shares of our common stock underlying our ADSs is conducted in Chilean pesos. Cash distributions received by the depositary for the shares of our common stock underlying our ADSs will be received in Chilean pesos. The depositary will convert any Chilean pesos received by it to U.S. dollars at the then-prevailing exchange rate for the purpose of making dividend and other distribution payments for the ADSs. If the value of the Chilean peso falls relative to the U.S. dollar, the value of our ADSs and any distributions to holders of our ADSs receive from the depositary could be adversely affected. See “Item 8: Financial Information – Dividend Policy and Dividends”.

We are subject to different corporate disclosure and accounting standards than U.S. companies.
Although the securities laws of Chile which govern open stock corporations or publicly listed companies such as us have as a principal objective promoting disclosure of all material corporate information to the public, Chilean disclosure requirements differ from those in the United States in certain important respects. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, the Chilean securities market is not as highly regulated and supervised as the U.S. securities market. We have been subject to the periodic reporting requirements of the Exchange Act since our initial public offering of ADSs in September 1992.

RISKS RELATING TO ARGENTINA

We have significant operations in Argentina and the recent prolonged recession and economic crisis in Argentina has adversely affected our results of operations.
In addition to our operations in Chile , we maintain substantial assets in Argentina and derive significant revenue from our operations in Argentina . In 2003, we derived Ch$39,022 million, or 10.2%, of our revenues from our Argentina operations, and, as of December 31, 2003, Ch$109,614 million, or 19.0%, of our assets were located in Argentina .. In recent years, Argentina has suffered a prolonged recession, which culminated in an economic crisis, with negative growth rates of -3.4% in 1999, -0.8% in 2000, -4.4% in 2001 and -10.9% in 2002. Although the economic situation in Argentina has improved in the last year, it could continue to materially and adversely affect our Argentine operations. See “Item 5: Operating and Financial Review and Prospects – Trend Information”.

The Argentine peso devaluation in 2002 resulted in a loss of Ch$2,987 million for the year 2002 and our subsidiary, Finca La Celia , reported a loss due to the devaluation in 2002 of Ch$995 million. Additionally, according to accounting pronouncements regulating the conversion of Argentine financial statements to Chilean GAAP, fixed assets and their depreciation are considered in historical dollars. As a result, a devaluation of the Argentine peso adversely affects our operating results, as our revenues from our Argentine operations are impacted by the devaluation of the Argentine peso. In spite of the recent appreciation of the Argentine peso against the U.S. dollar, we cannot assure if the Argentine economy will continue to recover or if the crisis will continue, and if the crisis continues whether it will affect our operations in Argentina.

Argentina 's legal regime and economy are susceptible to changes that could adversely affect our Argentinean operations.
The measures applied by the Argentine government in recent years to address the Argentine economic crisis, which began in 1998, have severely affected the Argentine financial system's stability and have had a materially negative impact on its reputation. From December 2001 through December 2003, the consumer price index, the wholesale price index and the Coeficiente de Estabilización de Referencia , or CER, exhibited annual cumulative increases of 44.6%, 115.1% and 45.7%, respectively. However, in 2003 the inflationary trend slowed, with the consumer price index rising 3.7% from January to December 2003 and the wholesale price index rising 2.0% in the same period. In 2003, Argentina 's gross domestic product increased by an estimated 7.9%. We cannot predict how the current Argentine government, which took office on May 25, 2003, will be able to maintain a strict monetary policy and control inflation in response to the changing economic situation. The unpredictability, timing and scope of possible measures enacted by the Argentine government, including expropriations, higher taxes and exchange control measures, may adversely affect our Argentinean operations and our results of operations.

RISKS RELATING TO OUR BUSINESS

Fluctuations in the cost of our raw materials may adversely impact our profitability if we are unable to pass those costs along to our customers.
We purchase malt, rice and hops for beer, sugar for soft drinks and grapes for wine from local producers or through purchases in the international market. The prices of those commodities have experienced significant fluctuations over time and are determined by the global supply and demand for those commodities as well as other factors, such as fluctuations in exchange rates, over which we have no control.

Although we historically have been able to increase our selling prices in response to increases in raw material costs and thus have not sought to hedge our exposure to increases in raw material prices, we cannot assure you that our ability to recover increases in the cost of raw materials will continue in the future. If we are unable to increase our selling prices in response to increases in raw material costs, any increase may adversely affect our profitability.

We are controlled by one majority shareholder, whose interests may differ from those of holders of our ADSs and this shareholder may take actions which adversely affect the value of a holder's ADSs or common stock.
As of May 31, 2004, Inversiones y Rentas S.A. , or IRSA, a Chilean closed corporation, owned 61.62% of our shares of common stock. Accordingly, IRSA has the power to control the election of most members of our board of directors and its interests may differ from those of the holders of our ADSs. IRSA also has a significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and going-private transactions. In addition, actions by IRSA with respect to the disposition of the shares of common stock that it owns, or the perception that such actions may occur, may adversely affect the trading prices of our ADSs or common stock.

Competition in the Chilean beer market may erode our market share and lower our profitability.
In 2003, our market share of the Chilean beer market by volume was 89%. Our largest competitor in the Chilean beer market by volume is Cervecería Chile S.A., or Cervecería Chile , a subsidiary of Quilmes Industrial S.A., or Quilmes , the largest Argentine brewer. In May 2002, Quilmes and Companhia de Bebidas das Américas, or AmBev, announced an agreement by which AmBev will assume control of Quilmes within a seven-year period. As of the date of this annual report the merger has not been completed. We estimate that Cervecería Chile had a market share by volume in Chile of approximately 10% in 2003. In the past, Cervecería Chile has engaged in aggressive price discounting. If Cervecería Chile were to engage in aggressive price discounting in the future, there can be no assurance, given the current environment, that any such discounting or other competitive activities will not have a material adverse impact on our profitability.

Additionally, if business conditions in the beer market continue to be relatively favorable in Chile , other enterprises may attempt to enter the Chilean beer market either by producing beer locally or through imports. We expect that additional competitors could erode our market share or lead to price discounting.

Our beer brands in Chile may face increased competition from other alcoholic beverages such as wine and spirits, as well as from non-alcoholic beverages such as soft drinks.
Beer consumption in Chile historically has been influenced by changes in domestic wine prices. Increases in domestic wine prices have tended to lead to increases in beer consumption, while reductions in wine prices have tended to reduce or slow the growth of beer consumption. In the last four years, wine prices have decreased and we expect that they will remain at a low level, becoming a threat to beer consumption. Similarly, over the past few years, the price of soft drinks has decreased relative to the price of beer due to lower packaging costs, the introduction of larger packaging formats and the launch of low-price brands, which we believe has slowed the growth in beer consumption. As a result of our lower market share in the Chilean wine and soft drinks markets as compared to the Chilean beer market, if beverage consumers were to shift their consumption from beer to either wine or soft drinks, we expect that it would adversely affect our profitability.

Quilmes dominates the beer market in Argentina and we may not be able to maintain our current market share.
In Argentina , we face competition from Quilmes, Cervecería Argentina S.A. Isenbeck, a subsidiary of Warsteiner Brauerei Hans Cramer GmbH & Co., or Warsteiner, and Cervecería Estrella de Galicia S.A., or Galicia . In 2003, we estimate that Quilmes had a market share of 78%, Warsteiner had a market share of 7% and Galicia had a market share of less than 1%. We estimate that our year-end market share of the Argentine beer market was 14% in 2003. As a result of its dominant position in Argentina , Quilmes ' large size enables it to benefit from economies of scale in the production and distribution of beer throughout Argentina . Therefore, we can make no assurances that we will be able to grow or maintain our current market share of the Argentine beer market.

Consolidation in the beer industry.
In May 2002, AmBev and Quilmes announced an agreement by which AmBev will assume control of Quilmes within a seven-year period . Additionally, on March 2004, AmBev and Interbrew announced an agreement to merge, creating the world's largest brewer under the name InterbrewAmBev. As of the date of this annual report, this deal has not yet been completed. In Chile , InterbrewAmBev would sell its beer through Cervecería Chile , which had a market share of approximately 10% in 2003, and in Argentina , InterbrewAmBev would sell its beer through Quilmes , which had a market share of approximately 78% in 2003. Consolidation in the beer industry has resulted in larger and more competitive participants, which could change the current market conditions under which we operate.

Restrictions in gas supply from Argentina.
In recent months, the Argentine government began restricting gas exports to Chile due to supply problems in that country. We expect that this situation will increase the costs of operating our beer production plants in Chile and Argentina , as well as our soft drinks plants in Chile . Additionally, we expect an increase in electrical power costs related to these same gas restrictions. We do not need additional investments because our boilers can work with gas or with alternative fuels, such as diesel oil. Considering the current energy prices, we estimate that the higher costs at a consolidated level should not exceed Ch$1,100 million for 2004.

Profitability of the wine business.
We have taken measures to improve the profitability of Viña San Pedro by reducing costs and expenses, rationalizing stock keeping units, or SKUs, optimizing prices, and focusing efforts on its most important markets. However, if the strengthening of the Chilean peso continues throughout 2004, it could neutralize the effects of part of these efforts. In addition, there can be no assurance that the measures taken to improve profitability will have the expected outcome.

License agreements.
Most of our license agreements include certain conditions that must be met during their term, as well as provisions for their renewal at expiry date. We can make no assurances that such conditions will be fulfilled, and therefore that the agreements will be renewed, expire at end of term or undergo early termination. Termination of, or failure to renew our existing license agreements could have an adverse impact on our operations.

RISKS RELATING TO OUR ADSs

Possible disposition of Anheuser-Busch International Holdings, Inc. Chile II of CCU's shares of common stock
On March 9, 2004, Anheuser- Busch Companies Inc., or A-BC, informed us that it was considering a possible disposition, through an underwritten secondary offering in Chile and in the international markets, of the shares of common stock held by its affiliate Anheuser-Busch International Holdings, Inc. Chile II Ltda., representing 20% of our outstanding capital stock. Currently, and as requested by A-BC, we are negotiating the form and conditions under which such possible offering might be effected with the support of our management. A-BC expressly stated that the disposition of our shares held by its affiliate will not affect the license agreement currently in force for Budweiser beer in Argentina . As of the date of this annual report, there can be no assurance that A-BC will consummate a secondary offering or other disposition of our shares and the potential risks of this possible disposition.

The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in exchange conditions.
Our ADSs trade in U.S. dollars. Fluctuations in the exchange rate between Chilean and Argentine currencies, and the U.S. dollar are likely to affect the market price of our ADSs. For example, since our financial statements are reported in Chilean pesos, a decline in the value of the Chilean peso against the dollar would reduce our earnings as reported in U.S. dollars. Any dividend we may pay in the future would be denominated in Chilean pesos. A decline in the value of the Chilean peso against the U.S. dollar would reduce the U.S. dollar equivalent of any such dividend. Additionally, in the event of a dividend or other distribution, if exchange rates fluctuate during any period of time when the ADS depositary cannot convert a foreign currency into dollars, a holder of our ADSs may lose some of the value of the distribution. Also, since dividends in Chile are subject to withholding taxes, which we retain until the following year when the exact amount to be paid is determined, if part of the retained amount is refunded to the shareholders, the amount received by holders of our ADSs would be subject to exchange rate fluctuations between the two dates.

Holder of ADSs may be subject to certain risks due to the fact that holders of our ADSs do not hold shares of our common stock directly.
In order to vote at shareholders' meetings, if a holder is not registered on the books of the ADS depositary, the holder of our ADSs is required to transfer its ADSs for a certain number of days before a shareholders' meeting into a blocked account established for that purpose by the ADS depositary. Any ADS transferred to this blocked account will not be available for transfer during that time. If a holder of our ADSs is registered on the books of the ADS depositary, it must give instructions to the ADS depositary not to transfer its ADSs during this period before the shareholders' meeting. A holder of our ADSs must therefore receive voting materials from the ADS depositary sufficiently in advance in order to make these transfers or give these instructions. There can be no guarantee that a holder of our ADSs will receive voting materials in time to instruct the ADS depositary how to vote. It is possible that a holder of our ADSs will not have the opportunity to exercise a right to vote at all. Additionally, a holder of our ADSs may not receive copies of all reports from us or the ADS depositary. A holder of our ADSs may have to go to the ADS depositary's offices to inspect any reports issued.

Controls on foreign investment and repatriation of investments in Chile may adversely impact a holder of our ADSs ability to obtain and dispose of the shares of our common stock underlying its ADRs.
Equity investments in Chile by persons who are not Chilean residents are generally subject to exchange control regulations that restrict the repatriation of investments and earnings from Chile . Our ADSs are subject of an ADR foreign investment contract among us, the depositary and the Central Bank of Chile which is intended to grant holders of our ADSs and the depositary access to Chile 's formal exchange market. See “Exchange Rates”. Pursuant to current Chilean law, our ADR foreign investment contract may not be amended unilaterally by the Central Bank of Chile . However, we cannot make any assurances that additional Chilean restrictions applicable to holders of our ADSs, the disposition of underlying shares of our common stock or the repatriation of the proceeds from the disposition of the underlying common stock could not be imposed in the future, nor can we assess the duration or impact of the restrictions if imposed. If for any reason, including changes to our ADR foreign investment contract or Chilean law, the depositary is unable to convert Chilean pesos to U.S. dollars, investors would receive dividends or other distributions in Chilean pesos. Transferees of shares of our common stock withdrawn from the ADR facility will not be entitled to access to the formal exchange market unless the withdrawn shares are redeposited with the depositary. See “Item 10: Additional Information – Exchange Controls in Chile ”.

A holder of our ADSs' right to force us to purchase its underlying shares of our common stock pursuant to Chilean corporate law upon the occurrence of certain events may be limited.
In accordance with Chilean laws and regulations, any shareholder that votes against certain corporate actions or does not attend the meeting at which certain corporate actions are approved and communicates to the corporation its dissent in writing within the term established by Law, may exercise a withdrawal right, tender its shares to the company and receive cash compensation for its shares, provided that the shareholder exercises its rights within the prescribed time periods. See “Item 10: Additional Information – Memorandum and Articles of Association – Rights, preferences and restrictions regarding shares”. In our case, the actions triggering a right of withdrawal include the approval of:

  our transformation into a different type of legal entity,

  our merger with and/or into another company,

  the transfer of 50% or more of our corporate assets, whether or not liabilities are also transferred, or the proposal or amendment of any business plan that contemplates the transfer of assets exceeding said percentage, the granting of real or personal guarantees to secure third party obligations exceeding 50% of the corporate assets,

  the creation of preferences for a series of shares or the increase or reduction in the already existing ones. In this case, only dissenting shareholders of the affected series shall have the right to withdraw, curing certain formal defects in our charter which otherwise would render it null and void or any modification of our by-laws that grant this right, and other cases provided for by statute or in our bylaws, if any.

Because of the absence of legal precedent as to whether a shareholder that has voted both for and against a proposal, such as the depositary of our ADSs, may exercise withdrawal rights with respect to those shares voted against the proposal, there is doubt as to whether a holder of ADSs will be able to exercise withdrawal rights either directly or through the depositary for the shares of our common stock represented by its ADSs. Accordingly, for a holder of our ADSs to exercise its appraisal rights, it may be required to surrender its ADRs, withdraw the shares of our common stock represented by its ADSs, and vote the shares against the proposal.

Preemptive rights to purchase additional shares of our common stock may be unavailable to holders of our ADSs in certain circumstances and, as a result, their ownership interest in us may be diluted.
The Chilean Corporations Act requires us, whenever we issue new shares for cash, to grant preemptive rights to all holders of shares of our common stock, including shares of our common stock represented by ADSs, giving those holders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. We may not be able to offer shares to holders of our ADSs pursuant to preemptive rights granted to our shareholders in connection with any future issuance of shares unless a registration statement under the Securities Act is effective with respect to those rights and shares, or an exemption from the registration requirements of the Securities Act is available.

We intend to evaluate at the time of any future offerings of shares of our common stock the costs and potential liabilities associated with any registration statement as well as the indirect benefits to us of enabling U.S. owners of our ADSs to exercise preemptive rights and any other factors that we consider appropriate at the time, and then make a decision as to whether to file such a registration statement. We cannot make any assurances that any registration statement would be filed.

To the extent a holder of our ADSs is unable to exercise its preemptive rights because a registration statement has not been filed, the depositary will attempt to sell the holder's preemptive rights and distribute the net proceeds of the sale, net of the depositary's fees and expenses, to the holder, provided that a secondary market for those rights exists and a premium can be recognized over the cost of the sale. A secondary market for the sale of preemptive rights can be expected to develop if the subscription price of the shares of our common stock upon exercise of the rights is below the prevailing market price of the shares of our common stock. In addition, Chilean income tax laws provide a tax deduction to an individual resident taxpayer in an amount equal to a percentage of the individuals' investment in newly issued shares. Nonetheless, we cannot make any assurances that a secondary market in preemptive rights will develop in connection with any future issuance of shares of our common stock or that if a market develops, a premium can be recognized on their sale. Amounts received in exchange for the sale or assignment of preemptive rights relating to shares of our common stock will be taxable in Chile and the United States . See “Item 10: Additional Information – Taxation – Chilean Tax Considerations – Capital Gains” and “– United States Tax Considerations – Capital Gains”. If the rights cannot be sold, they will expire and a holder of our ADSs will not realize any value from the grant of the preemptive rights. In either case, equity interest in us will be diluted proportionately.

ITEM 4: Information on the Company

History and Development of the Company

Our current legal and commercial name is Compañía Cervecerías Unidas S.A. We were incorporated in the Republic of Chile in 1902 as an open stock corporation, following the merger of two existing breweries, one of which had its origins back in 1850, when Mr. Joaquín Plagemann founded one of the first breweries in Chile in the port of Valparaíso . By 1916, we owned and operated the largest brewing facilities in Chile . Our operations have included the production and marketing of soft drinks since 1902 and the bottling and selling of mineral water products since 1960.

We are subject to a full range of governmental regulation and supervision generally applicable to companies engaged in business in Chile and Argentina . These regulations include labor laws, social security laws, public health, consumer protection and environmental laws, securities laws, and anti-trust laws. In addition, regulations exist to ensure healthy and safe conditions in facilities for the production, bottling, and distribution of beverages.

Our principal executive offices are located at Bandera 84, Sixth Floor, Santiago , Chile . Our telephone number in Santiago is (56-2) 427-3000, the fax number is (56-2) 427-3215 and the website is www.ccu-sa.com. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204 , Newark , Delaware 19715 , USA , telephone number (302) 738-6680 and fax number (302) 738-7210.

In 1986, IRSA, our current main shareholder, acquired its controlling interest in us through purchases of common stock at an auction conducted by a receiver who had assumed control of us following the economic crisis in Chile in the early 80's, which resulted in our inability to meet our obligations to our creditors. IRSA, at that time, was a joint venture between Quiñenco S.A. and the Schörghuber Group from Germany through its wholly owed subsidiary Finance Holding International B.V., or FHI of the Netherlands . To our knowledge, none of our common stock is currently owned by governmental entities. Our common stock is listed and traded on the principal Chilean stock exchanges. See “Item 7: Major shareholders and Related Party Transactions”.

In September 1992, we issued 4,520,582 ADSs, each representing five shares of our common stock, in an international American Depositary Receipt, or ADR, offering. The underlying ADSs were listed and traded on the National Association of Securities Dealers Automated Quotation National Market System, or NASDAQ, until March 25,1999. Since that date, the ADSs have been listed and traded on the New York Stock Exchange.

In 1994, we diversified our operations both in the domestic and international markets. In that year, we purchased a 48.4% interest in the Chilean wine producer Viña San Pedro S.A., or VSP. As of December 31, 2003, that interest amounted to 60.3%. In November 1994, we and Buenos Aires Embotelladora S.A. (“BAESA”) (the PepsiCo bottler in Chile at that time) merged businesses to create Embotelladoras Chilenas

Unidas S.A. , or ECUSA, for the production, bottling, distribution and marketing of soft drinks and mineral water products in Chile .

In November 1999, we bought BAESA's interest in ECUSA and thereafter have controlled 100% of that company. In addition, in 1994 through Southern Breweries Establishments, or SBE, a 50%-investment, we acquired a 26.9% indirect equity interest in Karlovacka Pivovara d.d., or Karlovacka, a Croatian brewery. Between 1994 and 1998, we increased our indirect equity stake in Karlovacka to 34.4%. On March 31, 2003, SBE sold its interest in Karlovacka to Heineken Adria d.o.o, a subsidiary of Heineken International B.V., or Heineken International, generating a profit of Ch$20,114 million, and on April 10, 2003, we bought the remaining 50% interest of SBE. At CCU consolidated level, we have a 99.97% interest in SBE due to minority shareholders in Comercial CCU Santiago S.A., indirect owner of a 24.99% equity in Inversiones Ecusa S.A., which owns 50% of SBE.

Through Compañía Cervecerías Unidas Argentina S.A., or CCU Argentina, we began our expansion into Argentina by acquiring an interest in two Argentine breweries: 62.7% of the outstanding shares of Compañía Industrial Cervecera S.A, or CICSA, were acquired during January and February 1995 and 98.8% of the outstanding shares of Cervecería Santa Fe S.A. , or CSF, were acquired in September 1995. In 1997, CCU Argentina increased its interest in CICSA to 97.2% and in CSF to 99.9% through the purchase of minority interests. In January 1998, we decided to merge these two breweries into one company operating under the name of CICSA. Following the merger, CCU Argentina's interest in CICSA was 99.2%. In April 1998, CCU Argentina completed the purchase of the brands and assets of Cervecería Córdoba for US$8 million. After subsequent capital expansions, our interest in CCU Argentina reached 89.2%, with Anheuser-Busch Incorporated, or Anheuser-Busch, interest at 10.8%.

In addition to our acquisitions in Argentina , we signed a license agreement with Anheuser-Busch in 1995 granting us the exclusive right to produce, market, sell and distribute the Budweiser beer brand in Argentina .

After a capital increase approved by our shareholders in October 1996, we raised approximately US$196 million between December 1996 and April 1999. Part of this capital expansion was accomplished between December 1996 and January 1997 through our second ADR offering in the international markets.

During 2000, VSP acquired the winery Finca La Celia S.A ., or FLC, in Mendoza , Argentina , initiating its international expansion, allowing VSP to include fine quality Argentine wines into its export product portfolio. VSP began consolidating this operation on its financial statements as of January 2003. Prior to January 2003, FLC was in the development stage.

To increase our presence in the premium beer segment, we acquired in November 2000, a 50% stake in Cervecería Austral S.A., located in the city of Punta Arenas, with an annual production capacity of 50,000 hectoliters. Further, in May 2002, we acquired a 50% stake in Compañía Cervecera Kunstmann S.A., located in the city of Valdivia , with an annual production capacity of 30,000 hectoliters.

In October 2001, VSP signed a joint venture agreement with the French winery Château Dassault for the production of super premium wines, mainly for the export market. As a result of this agreement we have combined Château Dassault's vast experience in first-quality wine production with VSP's knowledge of both the Chilean and Argentine markets, along with its extensive international distribution network.

In February 2003, we began the sale of a new product for our beverage portfolio, pisco, under the brand Ruta Norte. Pisco is a grape spirit very popular in Chile that is produced in the northern part of the country and the southern part of Peru . Our pisco is produced in the “ Elqui Valley ” in the IV Region of Chile and it is sold throughout the country by our beer division sales force.

On April 17, 2003, the Schörghuber Group, an indirect owner of 30.8% of our ownership interest, gave Quiñenco S.A. , also an indirect owner of 30.8% of our ownership interest, formal notice of its intent to sell 100% of its interest in FHI to Heineken Americas B.V., a subsidiary of Heineken International B.V. As a result of the sale, Quiñenco and Heineken Americas B.V., the latter through FHI, became the only two shareholders of IRSA, the owner of 61.6% of our equity, each with a 50% interest in IRSA. Heineken

International B.V. and FHI subsequently formed Heineken Chile Ltda., to hold the latter's 50% interest in IRSA. Therefore, Quiñenco and Heineken Chile Ltda. are the only two current shareholders of IRSA, with a 50% equity each. On December 30, 2003, FHI merged into Heineken Americas B.V., which together with Heineken International B.V. remain as the only shareholders of Heineken Chile Ltda.

In January 2004, we entered the confectionery business by means of a joint venture between our subsidiary ECUSA and Empresas Lucchetti S.A. (which has been renamed “Industria Nacional de Alimentos S.A.”), a subsidiary of Quiñenco, with a 50% interest each in Calaf S.A., a corporation that acquired the trademarks, assets and know-how, among other things, of Calaf S.A.I.C. and Francisca Calaf S.A., traditional Chilean candy makers, renowned for more than a century. We sell Calaf's products together with our soft drinks, with the potential to reach more than 90,000 clients. This new challenge offers an interesting growth potential to ECUSA in the ready-to-eat market segment.

CAPITAL EXPENDITURES

The capital expenditures figures shown below reflect amounts on the date they are recorded in our accounting records and therefore may not match cash flow figures since these reflect payments when made. Our capital expenditures for 2001, 2002 and 2003 were Ch$31,609 million, Ch$19,097 million and Ch$20,903 million, respectively, totaling Ch$71,609 million, of which Ch$23,562 million were invested in our beer operations in Chile, Ch$9,693 million in our Argentine beer operations, Ch$20,457 million in soft drink and mineral water operations and Ch$12,858 million in wine operations during the years mentioned above.

In recent years, our capital expenditures have been made primarily for the expansion of our production capacity. In Chile , these expenditures included the completion of a new brewery in Temuco . In Argentina , capital expenditures have been made for the expansion and improvement of the beer production and bottling capacity of the facility in Santa Fe , including the construction of its new canning line. Capital expenditures have been made in our soft drinks division in order to adjust soft drink bottling lines to meet changes in consumer demand for new packaging formats. With regard to our wine operations, capital expenditures have been made primarily to increase wine bottling and storage capacities.

During 2000, we constructed and completed a canning line for the Santa Fe plant in Argentina , which has a capacity of 60,000 cans per hour. This investment was principally financed by Anheuser-Busch through a capital increase in CCU Argentina. This packaging line helped to reinforce CCU Argentina's position in this segment. This canning line was constructed to provide CCU Argentina with enough capacity to meet the export market's demand for Budweiser beer.

During 2000, we purchased 50% of the shares of Cervecería Austral S.A., located in Punta Arenas, Chile's southernmost city, for Ch$4,747 million. The purpose of this acquisition was the development of the Austral brand and to increase its volume and presence, not only in Chile but also in the southern regions of Argentina . Austral beer has potential to be sold abroad.

During 2001, our main capital expenditures included the acquisition of bottles, crates and marketing assets for all of our business segments as well as improvements in quality and productivity.

During 2002, our main capital expenditures included also the acquisition of bottles and crates as well as the upgrades and improvements of packaging lines for all of our business segments.

In Chile , during 2003, capital expenditures in our beer division were focused principally on increasing the amount of returnable bottles purchased from third parties. In Argentina , our capital expenditures were primarily for the implementation of machinery and equipment used in the production and sale of Heineken. Capital expenditures were incurred in our soft drink division for bottles and coolers. Additionally, with regards to our wine operations, we increased the number of wine cellars in San Pedro, Santa Helena, and Finca La Celia. We also purchased equipment to improve the capacity of Pisconor and to buy new software.

Our principal capital expenditures for the period 2001-2003 are displayed in the following table. The information is presented in constant million Chilean pesos of December 31, 2003.

		2001

		(Million Ch$)
Beer Chile
	Bottling line improvements	3,549
	Bottles and crates	3,454
	Coolers	1,472
	Others	2,436

	Total	10,910

Beer Argentina
	Marketing assets	1,757
	Santa Fe Plant capacity improvement	380
	Salta Plant capacity improvement	29
	Others	1,983

	Total	4,150

Soft Drinks & Mineral Water
	Bottles and crates	4,114
	Coolers	2,282
	Others	3,211

	Total	9,607

Wine
	Barrels	674
	New wine cellars	333
	Thanks capacity increase	240
	Bins and racks	199
	Others	3,632

	Total	5,078

Others
	Injection molds	1,222
	Trailers	42
	Pallets acquisition	32
	Others	567

	Total	1,864

	TOTAL 2001	31,609

		2002

		(Million Ch$)
Beer Chile
	Bottles	2,754
	Coolers	1,104
	Packaging line improvements	1,022
	Others	2,047

	Total	6,927

Beer Argentina
	Marketing assets	308
	Bottles and pallets	290
	Others	184

	Total	781

Soft Drinks & Mineral Water

	Packaging line improvements		625
	Bottles, crates and pallets		2,837
	Coolers		1,783
	Others		262

		Total	5,507

Wine
	New bottling line		445
	Storage tanks		184
	Plant improvements		415
	Barrels		941
	Others		2,437

		Total	4,422

Others
	Software and hardware		907
	Injection molds		397
	Others		157

		Total	1,461

		TOTAL 2002	19,097

			2003

			(Million Ch$)
Beer Chile
	Bottles		2,468
	Coolers		1,098
	Marketing assets		688
	Packaging		567
	Machinery and equipment		549
	Others		355

		Total	5,725

Beer Argentina
	Machinery and equipment		2,700
	Marketing assets		322
	Bottles and pallets		248
	Others		1,492

		Total	4,762

Soft Drinks & Mineral Water
	Bottles, boxes and pallets		2,656
	Coolers		1,274
	Marketing assets		226
	Packaging		212
	Others		974

		Total	5,343

Wine
	Barrels		1,099
	Machinery and Equipment		511
	Others		1,747

		Total	3,358

Others
	Software and hardware		611
	Injection molds		220
	Others		885

		Total	1,716

		TOTAL 2003	20,903

Business Overview

Summary

We are a diversified beverage company operating principally in Chile and Argentina . We are the largest brewery in Chile , the second largest brewery in Argentina , the third largest soft drinks producer in Chile , the largest mineral water and bottled nectar producer in Chile , the second largest wine producer in Chile and the third largest pisco producer in Chile . Our beer and soft drink products include a wide range of proprietary, licensed and imported brands.

In 2003, we had consolidated net sales of Ch$384,064 million, of which 39.0% was accounted for by our beer sales in Chile, 8.2% by our beer sales in Argentina, 30.0% by our soft drinks, nectar and mineral water sales in Chile, 21.5% by wine sales and the remainder by sales of other products.

Beer . We estimate that our share of the Chilean beer market by volume was approximately 88% for 2001, 88% for 2002 and 89% for 2003. Our line of beers in Chile includes a full range of super-premium, premium, medium-priced and popular-priced brands, which are primarily marketed under seven different proprietary brands and one brand extension. Our flagship brand, Cristal, is Chile 's best selling beer, accounting for an estimated 59% of all 2003 beer sales by volume in Chile . We are the only brewery in Chile with a nationwide production and distribution network. In addition, we are the exclusive producer and distributor in Chile of Heineken brand beer, the exclusive distributor in Chile of imported Budweiser brand beer and the exclusive local producer and importer of Paulaner brand beers. We also produce, under license, Austral beer and distribute Kunstmann beer brands.

We entered the Argentine beer market in 1995 by acquiring two breweries and their brands, CICSA and CSF. Additionally, in 1998, we bought the brands and assets of Cervecería Córdoba. Under a joint venture agreement entered into with Anheuser-Busch in 1995, we began importing, selling and distributing Budweiser beer in Argentina in March 1996. We began production and distribution of locally produced Budweiser beer in Argentina in December 1996 as part of our strategy to develop Budweiser as the flagship brand of our Argentine operations. In addition, we are the exclusive producer and distributor in Argentina of Heineken brand beer and the exclusive distributor in Argentina of imported Corona and Guinness beer brands. Currently, we and Anheuser-Busch have 89.2% and 10.8% respective interests in our Argentine subsidiary, CCU Argentina. We estimate that our market share by volume of the Argentine beer market was approximately 12% in 2001, 13% in 2002 and 14% in 2003.

Soft Drinks and Mineral Water . We produce and sell soft drink and mineral water products in Chile , including our proprietary brands and brands produced under license from PepsiCo, Schweppes Holdings Ltd. and Watt's Alimentos S.A. , or Watt's. We estimate that our Chilean soft drinks market share by volume, not including nectars, was approximately 21% in 2001, 20% in 2002 and 20% in 2003 and that our mineral water market share by volume was 57% in 2001, 57% in 2002 and 56% in 2003.

Wine . We entered the Chilean wine industry in 1994 with the acquisition of a 48.4% interest in VSP, Chile 's third largest winery and second largest wine exporter. After making subsequent investments, we currently have a 60.3% interest in VSP. VSP produces and markets a full range of wine products for both the domestic and export markets. We believe that in 2003, VSP's sales by volume amounted to approximately 18% of total measured domestic industry sales by volume and 13% of Chile 's total wine export sales by volume. VSP's main vineyard is located in Molina, 200 kilometers south of Santiago . VSP's domestic wine products are distributed through our nationwide distribution system with dedicated sales forces in the major cities and its export products are sold in 70 different countries through distribution agents.

Pisco. In February 2003, we began the sale of a new product for our beverage portfolio, pisco, under the brand Ruta Norte. Pisco is a grape spirit very popular in Chile that is produced in the northern part of the country and the southern part of Peru . Our pisco is produced in the “ Elqui Valley ” in the IV Region of Chile and it is sold throughout the country by the beer division sales force.

Distribution Network. In Chile , we have an extensive and integrated distribution network for the sale and distribution of beer, soft drinks, mineral water, nectars, wine and pisco including a total of 16 owned or leased warehouses, a network of independent transportation companies and a direct sales force of approximately 800 people who sell our products to approximately 93,000 customers throughout Chile .

In Argentina, our sales and distribution network for our beer products consists of five owned or leased warehouses, a direct sales force reaching approximately 15,800 customers plus 15 supermarket chains, and 448 distributors.

Our Beer Business

Our historical core business, our Chilean beer operation, was first established in 1850. Since that date, our management believes we have played a leadership role in the industry, with a business that in 1902, after the merger of different breweries, gave rise to our formation. In 1995, we began building our presence in Argentina through the acquisition of a majority interest in two Argentine brewing companies, CICSA and CSF.

Our Beer Business in Chile

The Chilean Beer Market. We estimate that annual beer consumption in Chile was 419 million liters in 2003, or approximately 27 liters per capita. The following chart shows our estimates for total and per capita consumption levels for beer in Chile for the years 1999 - 2003:

Year	Total Sales Volume (1)	Per Capita (2)
	(millions of liters)	(liters)

1999	384	26
2000	397	27
2001	397	27
2002	398	26
2003	419	27

(1)	Based on our sales data, competitors' publicly available information, equity research analyst reports, imports and export data from customs authorities.
(2)	Population estimated in accordance with the national census of April 2002.

We estimate that the total beer market increased approximately 5.0% in terms of volume sold during 2003 as compared to 2002. We believe that this positive growth in the beer market is the result of the actions taken by us since 2001 to increase beer consumption in Chile with new products, new packaging and creating new occasions of consumption, the improvement in Chilean economic conditions and a milder Chilean winter in 2003.

Virtually all of the beer consumed in Chile is produced by four Chilean manufacturers: us, Cervecería Chile, Cervecería Austral S.A., or Cervecería Austral, and Compañía Cervecera Kunstmann S.A., or Kunstmann, whose principal brands of beer in Chile are Cristal, Becker, Austral and Kunstmann, respectively. According to our estimates, during 2003, we and Cervecería Chile accounted for approximately 89% and 10% of total beer sales in Chile , respectively. In November 2000, we acquired a 50% stake in Cervecería Austral, located in the city of Punta Arenas . This brewery has an annual production capacity of 50,000 hectoliters and had less than 1% market share during 2003. In October 2001, Cervecería Austral entered into a license agreement with our subsidiary, Cervecera CCU Chile Limitada, to produce and sell our brand Cristal, and also any other brand, owned by or licensed to Cervecera CCU Chile Limitada in the southern part of Chile . During 2003, Cervecería Austral began the production and sale of our brands Cristal, Escudo and Dorada 6.0. In May 2002, we acquired a 50% stake in Compañía Cervecera Kunstmann S.A., located in the city of Valdivia . This brewery has an annual production capacity of 30,000 hectoliters and had less than 1% market share during 2003. Due to the high costs of shipping beer to Chile and Chile 's returnable glass bottle system, sales of imported beer are not significant, representing an estimated 1% of total beer industry volume in 2003.

Wholesale and retail beer prices are not regulated in Chile . Wholesale prices are subject to negotiation between the producer and the purchaser. Retailers determine retail prices to the final consumer. We believe that the key factors determining retailers' prices include: national and/or local price promotions offered by the manufacturer, the nature of product consumption (on-premise or take-out), the type of packaging (returnable or non-returnable), the applicable tax structure, the desired profit margins and the geographical location of the retailer.

Beer Production and Marketing in Chile . The production of beer in Chile is our principal activity, generating net sales of Ch$135,234 million, Ch$135,820 million and Ch$149,672 million or 36.2%, 38.9% and 39.0% of our total net sales in 2001, 2002 and 2003, respectively. Our sales of beer by volume in Chile increased 6.0% in 2003. As a percentage of our total net sales, net sales of beer in Chile have increased slightly mainly due to volume and price increases in this segment.

The following table shows our proprietary brands, brands produced under license and brands imported under license for the Chilean market:

Super-Premium	Premium	Special	Medium-priced	Popular-priced
beer brands	beer brands	beer brands	beer brands	beer brands

Royal Guard	Cristal	Lemon Stones	Morenita	Dorada 6.0
Royal Light	Escudo			Aysén
Heineken (1)
Budweiser (2)
Paulaner (1)
Austral (1)
Kunstmann (3)

(1)	Produced under license
(2)	Imported
(3)	Distributed under license

Cristal is our principal and best selling beer brand in Chile . Escudo , Chile 's second most popular beer, is targeted to young-adult consumers. Royal Guard is our single, proprietary, super-premium brand. Royal Light is a light beer extension of the Royal Guard line and contains a lower alcohol content. Morenita is a dark beer and Dorada 6.0 is a discount brand with the highest alcohol content in Chile . Lemon Stones is a lemon flavored sweetened beer, with a 2.5% alcohol content. Aysén is a discount brand to compete with cans of low-priced imported beers in the northern part of the country.

In 2003, we exported a limited amount of beer. Export sales of beer accounted for less than 1% of our net sales in 2003. Although we continually explore export opportunities, we do not expect beer exports to be a significant source of sales in the future since our primary focus is on the Chilean domestic market.

On April 28, 2003, we, through our subsidiaries Cervecera CCU Chile Limitada and Compañía Cervecerías Unidas Argentina S.A., and Heineken Brouwerijen B.V. signed license and technical assistance agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina commencing June 18, 2003. These agreements have an initial term of 10 years beginning in

June 2003, renewable for subsequent periods of five years. Heineken beer is the leading brand in the premium segment, the beer segment with the highest growth in Chile in the last years.

Additionally, we both import and produce, bottle and distribute Paulaner beer under license from Paulaner Brauerei AG, which is controlled by the Schörghuber Group. The current Import and License agreement, executed in 1995, which supersedes all prior agreements, provides us with the exclusive right to produce in Chile super-premium beer under the Paulaner label and distribute in Chile a variety of additional imported Paulaner products. Its term is five years, beginning in May 1995, renewable for successive five-year periods beginning in the year 2000. Paulaner is a subsidiary of the Schörghuber Group, until April 2003 one of the two beneficial shareholders of IRSA, our major shareholder. See “Item 7: Major Shareholders and Related Party Transactions.”

In October 1996, we and Anheuser-Busch entered into an agreement granting us the exclusive right to distribute Budweiser beer in Chile . Since then, distribution has been carried out continuously. Currently, we and Anheuser-Busch are reviewing the terms and conditions of such distribution in order to execute a new agreement. See “Item 3: Risk Factors”.

In October 2001, we signed a license agreement with Cervecería Austral S.A. for the production of the Austral brand by our beer division. This agreement has a fourteen-year term, automatically renewable for a seven-year term if certain conditions are fulfilled. This agreement can be extended for an additional seven-year period if both parties express this intention in writing.

In May 2002, we acquired a 50% ownership interest in Compañía Cervecera Kunstmann S.A., a microbrewery located in the southern city of Valdivia , with an annual production capacity of 3 million liters. In July 2002, VSP began selling Kunstmann beer brands in the city of Viña del Mar , and later on expanded into the cities of Santiago , Concepción, Chillán and Los Angeles . Since June 2003, our beer division began selling Kunstmann nationwide.

Our investment in Cervecería Austral S.A., the production of Austral brand by our beer division, the investment in Compañía Cervecera Kunstmann S.A., plus the production of Heineken beer since June 2003, are part of our strategy to increase our presence in the premium segment of the Chilean beer market.

Our beer products sold in Chile are bottled or packaged in returnable and non-returnable bottles, aluminum cans or stainless steel kegs at our production facilities in the Chilean cities of Santiago , Temuco and Antofagasta . During 2001, 2002 and 2003, we sold our beer products in Chile in the following packaging formats:

Percentage of Total Beer Products Sold
Container	2001	2002	2003

Returnable (1)	77%	75%	74%
Non-Returnable (2)	17%	19%	20%
Returnable Kegs (3)	6%	6%	6%
Total	100%	100%	100%

(1)	Returnable beer containers include glass bottles of various sizes.
(2)	Non-Returnable beer containers include bottles and aluminum cans, both of assorted sizes.
(3)	Returnable kegs are stainless steel containers, which have a capacity of 30 and 50 liters .

We obtain all of our glass bottles and cans from third party suppliers. See “– Raw Materials”.

We directly distribute our beer products throughout Chile to:

  off-premise retail: small and medium sized retail outlets, which in turn sell beer to consumers for take-out consumption;

  on-premise retail: retail establishments such as restaurants, hotels and bars for on-premise consumption;

  wholesalers; and
  supermarket chains.

In 2001, 2002 and 2003, the percentage mix of the above distribution channels for our beer products in Chile was as follows:

Percentage of Total Beer Products Sold

Distribution Channels	2001	2002	2003

Off-premise retail	41%	40%	38%
On-premise retail	19%	18%	18%
Wholesalers	22%	22%	23%
Supermarkets	18%	20%	21%

Total	100%	100%	100%

As of December 31, 2003, we had more than 36,500 customers in Chile for our beer products, none of which accounted for more than 2% of our total beer sales by volume, with the exception of one large supermarket chain that represented 6%. During 2004, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains. We do not maintain any long-term contractual arrangements for the sale of beer with any of our customers in Chile .

The following table sets forth our beer sales volume in Chile , by category, during each of the last five years:

Category	1999	2000	2001	2002	2003 (*)

	(in millions of liters)
Super-Premium	12.8	11.9	12.0	14.2	21.8
Premium	246.5	244.7	233.7	233.5	302.1
Special	-	-	8.2	13.0	8.9
Medium-Priced	50.5	52.9	44.2	67.7	14.7
Popular-Priced	33.9	41.7	47.2	20.9	23.5
Other Brands	0.3	0.5	2.2	0.6	0.0

Total	344.0	351.6	347.5	350.0	371.0

(*) Escudo beer brand has been classified as a premium beer effective January 2003; previous years were not reclassified.

The above figures do not include:

  export sales to third parties, which amounted to 0.5, 0.6, 0.8, 0.2 and 0.1 million liters in 1999, 2000, 2001, 2002 and 2003, respectively, or export sales to affiliates, which amounted to 0.2 and 0.3 million liters in 1999 and 2000. During 2001, 2002 and 2003, we did not export to affiliates.

The average price, based on December 2003 Chilean pesos, per liter to our customers for beer products in Chile increased from an average of Ch$384 in 1999 to Ch$396 in 2003. The four-year compounded annual growth rate was 0.8%.

Our beer production in 2003 was centralized in the Santiago and Temuco plants in addition to the bottling facility in Antofagasta . The Temuco plant commenced in November 1999, replacing the closed plants of

Concepción and Osorno. For a more detailed discussion of our capital expenditure program, see “ – History and Development of the Company – Capital Expenditures”.

Raw Materials. The principal raw materials used in our production of beer are malt, rice, water and hops. We obtain our supply of malt from local producers and in the international market. During 2003, we renewed and signed long-term contracts with local producers for 50% of our requirements. The balance for 2004 is expected to continue to be imported, mainly from Canada , France , Argentina and Uruguay . During 2003, we received 22,000 tons of malt from Argentina , France and Uruguay , representing 100% of our imports. Rice is obtained from local and international suppliers in spot transactions and/or annual contract agreements. We pre-treat rice in order to ensure that it meets our standards of quality. We import hops mainly pursuant to contracts with international suppliers, primarily in the United States and Europe , which permits us to secure supplies for periods of up to four years.

Water is essential in the production of beer. We obtain all of our water from wells located at our plants and/or from public utilities. The water is treated at facilities located at our plants to remove impurities and to adjust the characteristics of the water before it is used in the production process.

We maintain testing facilities at each of our plants and factories where raw materials are tested. Additionally, samples of beer are analyzed at various stages of production to ensure product quality.

We generally purchase all of the glass bottles used in packaging our beer from the major national glass supplier in Chile or Cristalerías Chile S.A. under one-year agreements. In addition, other sources, principally in Argentina , can be used when price and delivery terms are favorable. During 2003, all of our requirements for aluminum cans were purchased from a local supplier, Rexam Chile S.A., formerly Latasa Chile S.A., but if price and delivery conditions are favorable, cans can be imported. Our kegs used for draft beer, are purchased from various suppliers outside Chile . We obtain the labels for our beer products principally from local suppliers. Crowns and plastic caps are principally purchased from two suppliers in Chile .

Prices of principal raw materials used in beer production in Chile are tied to the U.S. dollar and have not been volatile. However, from time to time, prices of agricultural products vary depending on demand and supply factors.

We believe that all of the contracts or other agreements between us and third party suppliers, with respect to the supply of raw materials for beer products, contain standard and customary commercial terms and conditions. We do not believe we are dependent on any one supplier for a significant portion of our important raw materials. During the past ten years, we have not experienced any material difficulties in obtaining adequate supplies of necessary raw materials at satisfactory prices, nor do we expect to in the future.

Sales, Transportation and Distribution. We distribute all of our beer products in Chile directly to retail, supermarket and wholesale customers. This system enables us to maintain a high frequency of contact with our customers, obtain more timely and accurate marketing-related information, and maintain good working relationships with our retail customers.

During 2003, after production, bottling and packaging, our beer was either stored at one of the three production facilities or transported to a network of 16 warehouses which are located throughout Chile and are either owned or leased by us. Beer products are generally shipped from the region of production to the closest warehouse, allowing us to minimize our transportation and delivery costs. In July 2002, Comercial Patagona Ltda. began selling all of our beer products in the country's Twelfth Region. Comercial Patagona Ltda. is a subsidiary of Cervecera Austral S.A. that is responsible for the sales and distribution of our products and those of Cervecera Austral in Chile 's extreme south.

During 2003, we had approximately 340 salesmen, responsible for our sales of beer and other products in Chile . This sales force is divided into three categories: one exclusively responsible for sales of beer and pisco, another for sales of beer, pisco and wine, and the other responsible for sales of beer, pisco, wine and soft drink products, all of them through a pre-sell system. As of April 2004, the sales operation of soft drinks in the cities of Iquique , Antofagasta , Calama and Copiapó was transferred from our beer division sales force to ECUSA's sales force. Therefore, currently our beer division sells soft drink products only in the rural areas of the country, representing approximately 7% of the total soft drink and mineral water sales by volume in Chile .

In 2003, beer represented 84% of the volume sold by our beer division in Chile . The remaining 16% of sales volume was accounted for by soft drinks, mineral water, pisco and wine sales. Our customers make payment for our products either in cash at the time of delivery or in accordance with one of various credit arrangements. Payment on credit sales for beer is generally due 30 days from the date of delivery. Credit sales accounted for 24.1%, 25.4% and 27.1% of our beer sales in Chile in 2001, 2002 and 2003, respectively. Losses on credit sales of beer in Chile have not been significant.

During the last eight years, with the goal of improving customer service and optimizing distribution efficiency in the larger cities, we implemented a distribution software package that enables delivery personnel to automatically generate client dispatch routes. During 2000, we implemented software to optimize truck loading. To decrease distribution costs, we continued the process of consolidating our distribution centers, resulting in fewer and larger warehouses strategically located throughout the country for a more efficient distribution. Moreover, since October 2001, all of the warehouses and transportation companies are managed on a consolidated basis for all our products by our subsidiary Transportes CCU Ltda.

Seasonality. As a result of the seasonality of the beer industry, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth calendar quarters (i.e., those months corresponding to the holidays as well as the summer vacation season in Chile ).

The following table shows our annual sales volume of beer in Chile , including exports, by quarter in 2001, 2002 and 2003:

Year	Quarter	Sales Volume	% of Annual
		(millions of liters)	Sales Volume

2001	1 st quarter	105.4	30.3
	2 nd quarter	63.2	18.1
	3 rd quarter	67.8	19.5
	4 th quarter	111.9	32.1

	Total	348.2	100.0

2002	1 st quarter	108.7	31.0
	2 nd quarter	60.7	17.3
	3 rd quarter	67.6	19.3
	4 th quarter	113.2	32.3

	Total	350.2	100.0

2003	1 st quarter	112.8	30.4
	2 nd quarter	63.1	17.0
	3 rd quarter	73.8	19.9
	4 th quarter	121.3	32.7

	Total	371.0	100.0

Geographical Markets. Our main beer production facility is located in Santiago . Santiago and the surrounding areas (referred to as the Metropolitan Region) account for approximately 40% of the population of Chile and accounted for approximately 38% of our beer sales by volume in 2003. We also have one additional beer production facility (Temuco) and one additional bottling facility ( Antofagasta ) located outside the Santiago metropolitan area. Virtually all of our brands are distributed to customers located within the geographic areas of the corresponding production facilities.

Competition. Our principal competitor in the beer business is Cervecería Chile (a subsidiary of Quilmes of Argentina), which commenced operations in Chile during the second half of 1991, resulting in a loss of market share for us. Nevertheless, since our market share low of 86% in 1994 and 1995, we have regained market presence. In 2003, we had an 89% market share.

Our estimated share of the Chilean beer market over the last five years is as follows:

Our Chilean Market Share for Beer

Year	Estimated Market Share

1999	90%
2000	89%
2001	88%
2002	88%
2003	89%

Our competitor, Cervecería Chile has one production facility located in Santiago and distributes its products throughout the country. Cervecería Chile uses third party distributors in Regions I and II in the north, and in Region X in the south. We estimate that the sales of Cervecería Chile 's brands of beer by volume accounted for approximately 11% of total beer sales in 2002 and 10% in 2003. In 2003, we estimate that Cervecería Chile had an annual production capacity of approximately 78 million liters which represents approximately 12% of our annual nominal production capacity in Chile ..

Due to the high cost of shipping beer to Chile and the competitive advantage inherent to domestic producers as a result of Chile 's returnable glass bottle system, imported beer is not a significant component of the Chilean beer market. We estimate that imports accounted for approximately 1% of total beer sales by volume during 2003.

Although there are currently no significant legal or regulatory barriers to entering the Chilean beer market, substantial investment would be required to establish or acquire production and distribution facilities and bottles for use in Chile 's proprietary returnable bottling system, and to establish a critical mass in sales volumes. Nevertheless, if long-term economic conditions in Chile continue to be favorable, other enterprises may be expected to attempt to enter the Chilean beer market. In addition, our beer brands in Chile may face increased competition from other alcoholic beverages such as wine and spirits, as well as from non-alcoholic beverages such as soft drinks.

Our Beer Business in Argentina

Overview. In December 1994, we established CCU Argentina in order to develop a presence in the Argentine beer market. During January and February 1995, we, through CCU Argentina, acquired a 62.7% interest in CICSA, a brewery located in the city of Salta , 1,600 kilometers northwest of Buenos Aires . In September 1995, CCU Argentina expanded its operations by purchasing 98.8% of CSF, a brewery located 450 kilometers northwest of Buenos Aires in the city of Santa Fe .

In December 1995, we entered into a joint venture agreement pursuant to which Anheuser-Busch acquired a 4.4% interest in CCU Argentina. The agreement involved two kinds of contracts: an investment and a licensing contract. Under the investment contract, Anheuser-Busch maintains an option, which expires in 2005, to increase its interest in CCU Argentina to 20%. The licensing contract has a duration of 20 years and grants CCU Argentina the exclusive right to produce, package, market, sell and distribute Budweiser beer in Argentina . In November 1999, after the last capital expansion, Anheuser-Busch increased its interest in CCU Argentina to 10.8% and we reduced our participation to 89.2%. See “Item 3: Risk Factors”.

Between 1996 and 1999, we and Anheuser-Busch invested approximately US$189 million and US$23 million in CCU Argentina, respectively. Among other things, this capital was used to prepay debt incurred to acquire the initial stake in CICSA and CSF, increase CCU Argentina's stake in these subsidiaries, increase plant capacity, purchase land in Zárate (a region close to Buenos Aires), purchase the brands and assets of Cervecería Córdoba, reduce short term debt and buy a canning line for the Santa Fe plant.

In January 1998, we merged our two subsidiaries, CICSA and CSF. Currently both plants operate under the CICSA name. After the merger of CICSA and CSF, CCU Argentina holds a 99.2% interest in CICSA.

In April 1998, CCU Argentina paid approximately US$8 million to acquire the brands and assets of Cervecería Córdoba. After the solution of certain labor issues, we began the production of the Córdoba brand at our Santa Fe plant during mid 1998.

The Argentine Beer Market. The Argentine beer market is estimated by us to be more than three times the size of Chile's. Traditionally, beer and wine have been the principal alcoholic beverages consumed in the country. We estimate that annual beer consumption in Argentina was 1,292 million liters, or approximately 36 liters per capita in 2003.

The table below sets forth our estimates of beer consumption in Argentina during each of the last five years:

Year	Volume	Per Capita (*)

	(in millions of liters)	(liters)
1999	1,265	36
2000	1,231	34
2001	1,233	34
2002	1,221	34
2003	1,292	36

(*) Population estimated based on Argentina’s national census of 2001.

We estimate that total beer consumption in Argentina increased at a four-year compounded annual growth rate of 0.5% between 1999 and 2003. During 2003, the Argentine beer market increased 5.8%, explained by a recovery in consumption, an increase in the consumer confidence and a delay in the recovery of beer prices relative to other products categories, after the Argentine peso devaluation.

Wholesale and retail prices of beer are not regulated in Argentina. Wholesale prices are subject to negotiation between the producer and the purchaser and retailers establish prices to charge the final consumer. We believe that the key factors determining retailer prices include national and/or local price promotions offered by the producer, the nature of product consumption (on-premise or take-out), the type of product packaging (returnable or non-returnable), the applicable tax structure, the desired profit margins and the geographical location of the retailer.

Beer Production and Marketing in Argentina. Our production of beer in Argentina generated net sales of Ch$55,271 million, Ch$25,130 million and Ch$31,576 million representing 14.8%, 7.2% and 8.2% of our total net sales in 2001, 2002 and 2003, respectively. The decline in 2002 was the result of the devaluation of the Argentine peso when converted to Chilean pesos. The increase in 2003 was the result of higher prices and volumes, as a consequence of a better economic environment in Argentina.

We produce and market super-premium, premium, medium-priced and popular-priced beer brands in Argentina. The following table shows our principal brands produced and imported under license in Argentina:

Super-Premium	Premium	Medium-priced	Popular-priced
beer brands	beer brands	beer brands	beer brands

Heineken (1)	Budweiser (1)	Schneider	Río Segundo
Corona (2)	Salta	Schneider Fuerte 6.0°	Rosario
Guinness (2)	Santa Fe	Córdoba

(1) Produced under license
(2) Imported

Schneider is our principal proprietary brand in Argentina, accounting for 42% of our Argentine sales volume in 2003. We began local production of Budweiser brand beer in December 1996. Budweiser beer represented 22% of our Argentine sales volume in 2003. Since February 2002, our Budweiser one-liter returnable bottle, the main format in the market, has been priced at the same level as the leading brand in the market. In June 2003, we began selling locally produced Heineken beer. Our Schneider brand is sold in three varieties, regular lager, dark and Schneider Fuerte 6.0°, a brand extension with 6.0% of alcohol; the Salta and Santa Fe brands are sold in those two varieties and an additional special lager variety. The Córdoba brand is sold only as a regular lager. During 1997, we began to import Guinness beer from Ireland, making Argentina one of the two countries in South America where Guinness draught is sold. During 2001, we began to import Corona beer from Mexico. During 2003, we exported 5.1 million liters of beer from Argentina, representing 2.7% of CCU Argentina's beer sales volume.

Our beer products are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans, or stainless steel kegs at our production facilities. During 2001, 2002 and 2003, we sold our beer products in Argentina in the following packaging formats:

Percentage of Total Beer Products Sold

Container	2001	2002	2003

Returnable (1)	86%	92%	94%
Non-Returnable (2)	12%	7%	5%
Returnable Kegs (3)	2%	2%	2%

Total	100%	100%	100%

(1) Returnable beer containers include glass bottles of various sizes.
(2) Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.
(3) Returnable kegs refer to stainless steel containers, which have capacities of either 30 or 50 liters.

We obtain all of our glass bottles from third-party suppliers located in Argentina, and stainless steel kegs from third-party suppliers in Germany.

In Argentina, though most beer is sold to wholesalers, we also sell our products to retailers and supermarket chains. In 2001, 2002 and 2003, the percentage mix of the above distribution channels for our beer products in Argentina was as follows:

Percentage of Total Beer Products Sold

Distribution Channels	2001	2002	2003

Wholesalers	75%	75%	75%
Retailers	14%	15%	15%
Supermarkets	12%	10%	10%

Total	100%	100%	100%

In 2003, we sold to approximately 16,300 customers in Argentina, none of which individually accounted for more than 3% of our total beer sales by volume.

The following table sets forth our beer sales volume in Argentina by category during each of the last five years:

Category	1999	2000	2001	2002(*)	2003

(in millions of liters)

Super-premium	38.2	36.1	32.7	0.4	9.4
Premium	42.2	36.7	34.2	69.2	77.7
Medium-priced	73.0	71.0	70.2	78.1	91.7
Popular-priced	4.4	10.6	9.9	9.3	6.5

Total	157.9	154.4	147.1	156.9	185.4

(*) Budweiser's one liter returnable bottle has been priced at the same level as the mainstream brand, effective February 2002, moving from the super-premium to the premium category.

The average price, based on December 2003 Chilean pesos, to our customers for our beer products in Argentina has decreased at a four-year compounded annual rate of 16.3%, from Ch$323 per liter in 1999 to Ch$158 per liter in 2003, due to the effect of the Argentine peso's devaluation.

The license agreement between CCU Argentina and Anheuser-Busch, which provides CCU Argentina with the exclusive right to produce, package, market, sell and distribute Budweiser beer in Argentina, has an initial term of 20 years commencing in December 1995. Among other things, the license agreement includes provisions for both technical and marketing assistance from Anheuser-Busch. Under the license agreement, CCU Argentina is obligated to purchase certain raw materials from Anheuser-Busch or from suppliers approved by Anheuser-Busch. CCU Argentina cannot produce, package, sell or distribute within Argentina any North American beer, other than Budweiser beer, without the prior written consent of Anheuser-Busch. We began distribution of our locally produced Budweiser in December 1996. See “– Sales, Transportation and Distribution”. In addition, the license agreement is subject to certain specified market share targets and marketing expenditures. During the third quarter 2000, we and Anheuser-Busch signed an export agreement to supply Budweiser from Argentina to Paraguay, Chile and Brazil. In August 2003, the license agreement was modified, with regard to certain targets, to adjust it to the current economic situation of the Argentine market. See “Item 3: Risk Factors”.

On April 28, 2003, CCU Argentina and Heineken Brouwerijen B.V., a subsidiary of Heineken International B.V., signed license and technical assistance agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Argentina commencing June 18, 2003. These agreements have an initial term of 10 years beginning in June 2003, renewable for subsequent periods of five years. Heineken beer is the leading brand in the premium segment in Argentina.

Raw Materials. The principal raw materials used in the production of our beer products in Argentina are malt, corn syrup, rice and hops. During 2003, we continued obtaining malt and rice from regional suppliers, benefiting from lower costs as compared to imported materials. We obtain rice from suppliers in Uruguay and malt from suppliers in Argentina.

Other raw materials are obtained from local and international suppliers in spot transactions and/or annual contracts. All purchased raw materials are tested in order to ensure that they meet certain standards of quality.

Water is essential in the production of beer. Our operation in Salta obtains all of its water from wells located at its plant, and the Santa Fe operation obtains all of its water from the Paraná river. The water is treated at facilities located at our plants to remove impurities and adjust the characteristics of the water before it is used in the production process.

We maintain testing facilities at each of our plants and factories in which raw materials are analyzed according to our standards. Additionally, samples of beer are analyzed at various stages of production to ensure product quality. Samples of Heineken and Budweiser are periodically sent to Holland and to Anheuser-Busch facilities in the United States, respectively, to verify the consistency and quality of the products.

We locally purchase all of our glass bottles from various suppliers. Other sources, principally in Brazil, can be used when price and delivery terms are favorable. In October 2000, we finished the installation of a canning line in our Santa Fe plant. With this line, imports of pre-packaged canned beers were terminated and all varieties of CCU Argentina's beers are locally produced. Kegs used for draft beer are purchased from various suppliers in Germany. Plastic storage and carrying crates, as well as the labels for beer products and crowns, are obtained from local suppliers.

Prices of principal raw materials used in beer production in Argentina, have not been volatile in dollar terms. However, from time to time, prices of agricultural products vary depending on demand and supply factors.

We believe that all contracts or other agreements between us and third party suppliers, with respect to the supply of raw materials for beer products, contain standard and customary commercial terms and conditions. We do not believe we are dependent on any one supplier for a substantial portion of our raw materials in Argentina. We have not experienced any significant difficulties in obtaining adequate supplies of necessary raw materials at satisfactory prices and do not expect to in the future.

Sales, Transportation and Distribution. After production, bottling and packaging, our beer is either stored at the production facilities or transported to a network of five warehouses leased by us. Beer products are generally shipped to those warehouses, which are located within the region in which the beer products are sold.

Most of our beer in Argentina is sold and distributed through third party sales and distribution chains in the regions surrounding the cities of Santa Fe, Salta, Córdoba and Buenos Aires. As of December 31, 2003, we had a direct sales force which sold our beer products to approximately 15,800 customers within the Salta, Santa Fe, Córdoba, Rosario, the Federal Capital and its outlying metropolitan area, in addition to 15 supermarket chains throughout the country.

Our Argentine beer customers either make payments for our products in cash at the time of delivery or through one of our various credit arrangements. Payment on credit sales is currently due 7 days from the date of delivery to wholesalers, and an average of 50 days of delivery to supermarkets. Credit sales accounted for 89%, 80% and 74% of our beer sales in Argentina in 2001, 2002 and 2003, respectively. Losses on credit sales of beer in Argentina have not been significant.

Seasonality. As a result of the seasonality of the beer industry, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth quarters (i.e., those months corresponding to the summer and holiday seasons in Argentina).

The following table shows the annual sales volume of beer in Argentina, including exports, during each quarter in 2001, 2002 and 2003:

Soft Drinks & Mineral Water

Year	Quarter	Sales Volume	% of Annual Sales Volume

		(million liters)
2001	1 st quarter	50.0	33.1
	2 nd quarter	25.4	16.8
	3 rd quarter	28.4	18.8
	4 th quarter	47.4	31.3

	Total	151.2	100.0

2002	1 st quarter	41.8	26.1
	2 nd quarter	26.2	16.3
	3 rd quarter	32.4	20.2
	4 th quarter	60.0	37.4

	Total	160.4	100.0

2003	1 st quarter	53.3	28.0
	2 nd quarter	32.6	17.1
	3 rd quarter	38.7	20.3
	4 th quarter	65.8	34.5

	Total	190.4	100.0

Geographical Markets. Our beer production facilities in Argentina are located in Santa Fe and Salta. Santa Fe and its surrounding areas account for approximately 8.3% of the population of Argentina and for approximately 23.3% of total beer sales of CCU Argentina by volume in 2003. The region surrounding and including the cities of Salta and Jujuy account for approximately 4.7% of the population of Argentina and for approximately 10.0% of total beer sales of CCU Argentina by volume in 2003. The region surrounding and including the city of Córdoba accounts for approximately 8.5% of the Argentine population and represents approximately 14.4% of CCU Argentina's sales by volume. Lastly, the province of Buenos Aires accounts for approximately 45.8% of the population of Argentina and for approximately 25.1% of total beer sales of CCU Argentina by volume in 2003.

Competition. Since 2003, after the agreement between Quilmes and AmBev, the Argentine beer market consisted of four brewing groups: AmBev-Quilmes, us, Warsteiner and Galicia. The principal brands of these companies are Quilmes, Schneider, Isenbeck and San Carlos, respectively. According to the information made public by our competitors and our estimates for Isenbeck, the different brewing groups had the following market shares in 2003: AmBev-Quilmes, 78%; us, 14%; Warsteiner, 7%; and Galicia, less than 1%.

The following table shows our market share in the Argentine market over the past five years:

Our Argentine Market Share for Beer

Year	Estimated Market Share

1999	12%
2000	13%
2001	12%
2002	13%
2003	14%

Quilmes, the beer market leader in Argentina and our principal competitor, also has beer operations in Chile, Paraguay, Uruguay and Bolivia. In February 1997, Quilmes purchased Bieckert in Argentina, and, as a result of that acquisition, increased its production capacity by approximately 170 million liters, increasing its market share by an estimated 4.9%. As of December 31, 2003, Quilmes had five breweries in Argentina with an estimated total annual production capacity of 1.9 billion liters. Quilmes' large size enables it to benefit from economies of scale in the production and distribution of beer throughout Argentina.

We estimated that Quilmes' average market share in 2003 decreased to 78% (including Bieckert and Brahma) from 82% market share in late 1994. At that time, Companhia Cervejaria Brahma, one of the two largest beer producers in Brazil, commenced production at its new brewery in Luján, near Buenos Aires. In addition, Warsteiner, a large German brewer, commenced production at its new brewery in Zárate, also near Buenos Aires. The annual production capacity for these breweries is estimated to be approximately 264 million liters and 138 million liters, respectively. Prior to commencing production in Argentina, Companhia Cervejaria Brahma and Warsteiner competed in the Argentine market with imported beer. The other competitor, Galicia, has one plant with a total annual capacity of approximately 17 million liters. In July 1999, the merger of Companhia Cervejaria Brahma and Companhia Antarctica Paulista was announced, creating AmBev. This merger was finally approved in March 2000, creating one of the largest beverage producer in the world.

More recently, in May 2002, AmBev and Quilmes announced that pursuant to an agreement between both parties, AmBev would transfer all of its beer assets in Argentina, Bolivia, Paraguay and Uruguay to Quilmes in exchange for 26.4 million new B shares of Quilmes. Additionally, according to the announcement AmBev would purchase from the controlling shareholders of Quilmes 230.92 million class A shares for US$346.4 million. Also the agreement stipulates that AmBev can purchase at the end of a seven-year period the remaining Quilmes shares owned by the current controlling group, the Bemberg family, with AmBev shares. The Bemberg family has the option to sell to AmBev their remaining class A shares during a period beginning with the end of the first year and ending with the seventh year after the agreement was announced. This transaction was approved by the Argentine antitrust authorities on January 13, 2003, subject to the condition that AmBev and Quilmes divest themselves of certain brands and the AmBev plant in Luján, near Buenos Aires, to a company currently not present in the Argentine beer market. On February 14, 2003, through our subsidiary CICSA, we filed a complaint before the Argentine federal courts in order to be eligible to participate in the acquisition of these assets. As of the date of this annual report, this case was in the Argentinean Supreme Court of Justice and its ruling was still pending. On March 3, 2004, AmBev and Interbrew announced an agreement to merge the two companies, creating the world's largest brewer under the name InterbrewAmBev. As of the date of this annual report, this merge had not yet been consummated. Consolidation in the beer industry has resulted in larger and more competitive participants, which could change the current market conditions under which we operate.

Due to the high cost of shipping beer to Argentina and the competitive advantage inherent to domestic producers as a result of Argentina's returnable glass bottle system, we estimate that imported beer sales accounted for less than 1% of the total sales volume in 2003.

Our beer brands in Argentina also face competition from other alcoholic beverages such as wine and spirits, as well as from non-alcoholic beverages such as soft drinks.

Excise taxes for the beverage industry in Argentina have been subject to variations in the past. The last modification was in 1999 and has been applicable since January 2000. The following table shows current Argentine excise beverage taxes:

Product Type	1999 Excise Taxes	Current Excise Taxes

Non-Alcoholic Beverages

Cola soft drinks	4%	8%
Flavored soft drinks, mineral water and juices	0%	4%

Alcoholic Beverages

Beer	4%	8%
Whisky	12%	20%
10-29% alcohol content	6%	12%
30% or more alcohol content	8%	15%
Wine	0%	0%

Future changes in excise taxes in Argentina could adversely affect our sales volume, market share and operating margins.

Our Soft Drinks and Mineral Water Business

Overview . We have produced and sold soft drinks in Chile since 1916. Prior to November 1994, we independently produced, bottled and distributed carbonated and non-carbonated soft drinks in Chile. Our line of soft drink products included our own proprietary brands, in addition to brands produced under license from Cadbury Schweppes plc. (Crush, Crush Light, Canada Dry Agua Tónica, Canada Dry Agua Tónica Light, Canada Dry Ginger Ale and Canada Dry Limón Soda). Under a similar licensing arrangement with Watt's, a local fruit related product company, we have bottled and distributed Watt's nectar products in Chile since 1987. In addition, under our two proprietary brand names, Cachantun and Porvenir, we bottled and nationally distributed mineral water from our own two natural sources located within the central region of Chile.

In November 1994, we merged our soft drink and mineral water businesses with the one owned by BAESA in Chile (PepsiCo's bottler at that time) creating ECUSA for the production, bottling, distribution and marketing of soft drink and mineral water products in Chile. Therefore, we began producing PepsiCo brands under license (currently Pepsi, Pepsi Light, Pepsi Twist, Pepsi Twist Light, Seven Up, Seven Up Light and Mirinda). On November 29, 1999, we purchased 45% of ECUSA's shares owned by BAESA for approximately Ch$42,678 million. Since that date, we have owned 100% of ECUSA's shares. However, we have had control of ECUSA since January 1998 after the shareholders agreement was amended. In January 2001, ECUSA and Schweppes Holdings Ltd. signed an agreement to continue bottling Crush and Canada Dry brands. See “– Our Soft Drinks, Mineral Water and Nectar Production and Marketing in Chile”.

The Chilean Soft Drinks and Mineral Water Market. Commercial soft drink production was first established in Chile by us in 1902, and mineral water production began in 1960. In 2003, we estimate that annual carbonated soft drinks consumption in Chile was 1,606 million liters or approximately 105 liters per capita. We estimate that consumption of fruit nectars and 100% natural fruit juices was 122 million liters or approximately 8 liters per capita, in 2003. In 2003, we also estimate that consumption of mineral water, including both carbonated and non-carbonated, was 135 million liters or approximately 9 liters per capita.

The table below sets forth our estimates of total and per capita carbonated soft drinks, fruit nectars and mineral water sales in Chile during each of the last five years:

Carbonated Soft Drink and Mineral Water Sales

Volume (1)					Liters Per Capita (2)

(millions of liters)

Year	Soft Drinks	Nectars (3)	Mineral Water	Total	Soft Drinks	Nectars	Mineral Water	Total

1999	1,351	109	111	1,571	92	7	8	107
2000	1,432	115	124	1,671	97	8	8	113
2001	1,484	113	127	1,725	99	8	9	115
2002	1,535	112	130	1,777	102	7	9	118
2003	1,606	122	135	1,863	105	8	9	122

(1) Based on our sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER.
(2) Population estimated in accordance with the national census of April 2002.
(3) Considers fruit nectars and 100% natural fruit juices.

The soft drink market in Chile consists of both carbonated and non-carbonated beverages. The principal types of carbonated beverages are colas and non-colas. The principal non-carbonated beverages are fruit nectars and fruit juices, which are estimated to have accounted for approximately 13% of our total soft drink sales by revenues in 2003.

The following table sets forth our estimates as to the percentage of total carbonated soft drinks production in Chile, represented by each of the two principal categories of carbonated soft drinks during the last three years:

Type	2001	2002	2003

Colas	58%	58%	58%
Non-colas	42%	42%	42%

Total	100%	100%	100%

Since the creation of the ECUSA joint venture in November 1994, the two main soft drinks producer groups in Chile have been (i) the licensees of The Coca-Cola Company (consisting of three companies with 14 bottling plants) and (ii) us. Since August 1998, private labels have had an increasing participation in the industry, representing 5% of the total soft drink sales in Chile in 2003. Distribution of these brands is concentrated in the supermarket channel where they constituted a 16% market share in 2003. Additionally, discount brand producers have entered the market and represented 7% of the soft drinks market in 2003. Due to the strong presence of local producers, the high cost of transportation and the existing returnable bottle system that accounts for a large portion of soft drink sales volume, we believe that there is no significant market for imported soft drinks in Chile, which were estimated to represent less than 1% of all soft drinks sales by volume in 2003.

The mineral water market in Chile is comprised of both carbonated and non-carbonated water. As with the soft drink market, approximately 91% of all mineral water in Chile is processed and marketed by two entities, us and Vital S.A., a subsidiary of Embotelladora Andina S.A., one of The Coca-Cola Company licensees in Chile. Our mineral water products have been produced by ECUSA since November 1994.

Wholesale and retail prices of both soft drinks and mineral water products are not regulated in Chile. We believe that the key factors determining retailers' prices include any national and/or local price promotions offered by the manufacturer, the nature of product consumption (on-premise or take-out), the type of product packaging (returnable or non-returnable), the applicable tax structure, the desired profit margins and the geographical location of the retailer.

Our Soft Drinks, Mineral Water and Nectar Production and Marketing in Chile. Our soft drinks, nectar and mineral water production and marketing in Chile generated net sales of Ch$112,862 million, Ch$111,875 million and Ch$115,282 million, or 30.2%, 32.0% and 30.0% of our total net sales, in 2001, 2002 and 2003, respectively.

The following table shows the soft drink and mineral water brands produced and/or sold by us through ECUSA:

Brand	Product	Category	Affiliation

Bilz	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Bilz Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem Piña	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem Xtreme	Soft Drink	Functional	CCU Proprietary
Show	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Canada Dry Ginger Ale	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Agua Tónica	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Agua Tónica Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Limón Soda	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Crush	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Crush Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.

Pepsi	Soft Drink	Cola Licensed	PepsiCo
Pepsi Light	Soft Drink	Cola Licensed	PepsiCo
Pepsi Twist	Soft Drink	Cola Licensed	PepsiCo
Pepsi Twist Light	Soft Drink	Cola Licensed	PepsiCo
Seven-Up	Soft Drink	Non-Cola Licensed	PepsiCo
Seven-Up Light	Soft Drink	Non-Cola Licensed	PepsiCo
Mirinda	Soft Drink	Non-Cola Licensed	PepsiCo
Gatorade	Isotonic	Functional	PepsiCo
Watt's	Nectars	Licensed	Watt's
Watt's Light	Nectars	Licensed	Watt's
Cachantun	Mineral Water	Proprietary	CCU Proprietary
Cachantun O 2	Mineral Water	Functional	CCU Proprietary
Porvenir	Mineral Water	Proprietary	CCU Proprietary
Glacier	Purified Water	Proprietary	CCU Proprietary

In 1994, ECUSA and Cadbury Schweppes plc, or Cadbury Schweppes, the latter through its subsidiaries CS Beverages Ltd. and Canada Dry Corporation Ltd., entered into license agreements for all Cadbury Schweppes products (Crush, Crush Light, Canada Dry Limón Soda, Canada Dry Ginger Ale and Canada Dry Agua Tónica).

On December 11, 1998, The Coca-Cola Company, or TCCC, announced an agreement with Cadbury Schweppes to acquire certain of the latter's international beverage brands, including those licensed to ECUSA, and in August 1999 the agreement was reported to have been consummated.

In September 2000, after more than a year's litigation, both in Chile (suits at civil courts and antitrust authorities) and England (arbitration under ICC rules), ECUSA and TCCC reached an agreement superseding ECUSA's previous license contracts with CS Beverages Ltd. and Canada Dry Corporation Ltd.

The new agreement, referred to as the “ Bottler Contract ” , was executed between ECUSA and Schweppes Holdings Ltd., concerning the Crush and Canada Dry brands, and was approved by the Chilean antitrust commission, thus putting an end to the proceeding regarding the Cadbury Schweppes brands issue and dismissing all complaints filed in consideration of the agreement.

The “Bottler Contract” is valid as from January 2, 2001, with an initial ten-year term, renewable for consecutive five-year periods provided that certain conditions are fulfilled.

In January 1998, ECUSA signed new exclusive bottling appointments with PepsiCo, Inc. and its subsidiary Seven-Up International, respectively, authorizing ECUSA to produce, sell and distribute Pepsi products (currently Pepsi, Pepsi Light, Pepsi Twist, Pepsi Twist Light, Seven Up, Seven Up Light and Mirinda) in Chile. On November 15, 1999, the term of the contracts were extended to December 31, 2009. After that date it is automatically renewed for successive five-year periods, unless otherwise stated by any party to the contract.

In June 2002, an exclusive bottling appointment was executed between ECUSA and Stokely Van-Camp, Inc., a subsidiary of PepsiCo, Inc., authorizing ECUSA to bottle, sell and distribute Gatorade products in Chile, for an initial term ending on December 31, 2009. After that date, it is automatically renewed for successive five-year periods, unless otherwise stated by any party to the contract. As of August 2002, we began the import, sale and distribution of Gatorade, the world's number one isotonic drink.

In addition, ECUSA has been granted the exclusive license to produce and distribute our proprietary brands Bilz, Pap and Kem. This license agreement remains in effect through November 2004, is renewable by mutual consent for six additional five-year periods and is subject to termination upon the expiration of ECUSA's licensing agreement with PepsiCo.

The license agreement for nectar products with Watt's, which grants us exclusive production rights, was first signed in June 1987 and originally had a 33-year term. A new license agreement between us and Watt's was signed in February 1999. This new contract provides us with a ten-year license renewable automatically for three consecutive periods of five years if the conditions set forth in the contract are fulfilled at the date of renewal. Additionally, the new contract allows us to produce new flavors and bottle Watt's nectars in non-returnable packaging (wide mouth glass and plastic bottles), which currently represents 77% of our nectar sales in bottles.

In October 1994, ECUSA, at that time a 55%-owned subsidiary of us, entered into two license agreements with Aguas Minerales Cachantun S.A. and Agua Mineral Porvenir S.A.I., respectively, for the use of the natural sources of mineral water and the Cachantun and Porvenir brand names. These agreements were amended in November 1994 and have a ten-year term, renewable for a five-year period with prior mutual consent. However, the term of both agreements is limited to the life of ECUSA's licensing agreement with PepsiCo. Currently, ECUSA is a wholly-owned subsidiary of us; therefore, these agreements will be renewed in 2004.

On June 14, 2001, ECUSA and Life O 2 Beverages LLP entered into an exclusive technology and trademark license agreement for the production, sale and distribution of water products with high concentrations of oxygen. The agreement has an initial term of five years as from June 2001, renewable for one-year periods, unless otherwise stated by any party in writing.

In June 2003, we entered into the purified water business with our proprietary brand Glacier, increasing our water selection and reaching a larger amount of population with a more affordable product.

Under each license agreement, we have the exclusive right to produce, sell and distribute the respective licensed products in Chile. Generally, under our license agreements, we are required to maintain certain standards of quality with respect to the production of licensed products, to achieve certain levels of marketing and, in certain cases, to fulfill minimum sales requirements. We believe that we are in compliance with the material requirements of all our license agreements.

During 2001, 2002 and 2003, we sold our soft drink and mineral water products in the following packaging formats:

	Soft Drinks and Nectars			Mineral Water

Container	2001	2002	2003	2001	2002	2003

Returnable (1)	59%	56%	49%	13%	11%	10%
Non-Returnable (2)	38%	42%	49%	87%	89%	90%
“Post-Mix” (3)	2%	2%	2%	-	-	-

Total	100%	100%	100%	100%	100%	100%

(1) Returnable soft drink containers include both glass and plastic bottles of assorted sizes. Returnable mineral water containers include glass bottles of assorted sizes and returnable 19-liter jugs.
(2) Non-returnable soft drink containers include glass and plastic bottles, and aluminum cans of assorted sizes. Non-returnable mineral water containers include plastic bottles of assorted sizes.
(3) Post-mix cylinders are sold specifically to on-premise locations for fountain machines.

We manufacture most of our returnable and non-returnable plastic bottles and obtain all of our glass bottles and cans from third party suppliers. See “– Raw Materials” and “– Our Other Businesses”.

We directly distribute our soft drinks and mineral water products throughout Chile to:

  off-premise retail: small and medium sized retail outlets, which in turn sell beer to consumers for take-out consumption;
  on-premise retail: retail establishments such as restaurants, hotels and bars for on-premise consumption;
  wholesalers; and
  supermarket chains.

In 2001, 2002 and 2003, the percentage mix of the above distribution channels for our beer products in Chile was as follows:

	Percentage of Total Soft Drinks and Mineral Water Products Sold

Distribution Channels	2001	2002	2003

Off-premise retail	54%	52%	50%
On-premise retail	9%	9%	9%
Wholesalers	10%	10%	10%
Supermarkets	27%	29%	31%

Total	100%	100%	100%

During 2003, we had no single customer that accounted for more than 2% of our sales by volume, with the exception of three large supermarket chains that represented a combined total of 15%. During 2004, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains. We do not maintain any long-term contractual arrangements for the sale of soft drinks and/or mineral water with any of our customers.

The following table shows the sales volume of our soft drinks and mineral water by category during each of the last three years:

Category	2001	2002 (millions of liters)	2003

Licensed	57.9	53.0	53.3
Non-colas
Proprietary	171.0	163.5	158.7
Licensed	89.0	94.7	106.4
Nectars	22.5	28.2	34.0

Soft Drinks Total	340.4	339.4	352.3

Mineral Waters
Cachantun	70.2	71.2	71.4
Porvenir	2.1	3.0	4.2
Purified Water	0.0	0.0	0.5

Total Waters	72.3	74.2	76.1

Total	412.7	413.6	428.4

The following table shows the sales volume of our soft drinks by affiliation during each of the last three years:

Affiliation	2001	2002 (millions of liters)	2003

Proprietary	171.0	163.5	158.7
Schweppes	77.6	84.1	96.2
PepsiCo	69.3	63.6	63.4
Watt's	22.5	28.2	34.0

Total	340.4	339.4	352.3

The average price, based on December 2003 Chilean pesos, per liter to our customers for soft drink products increased from an average of Ch$238 in 1999 to Ch$263 in 2003. The four-year compounded annual growth rate increased 0.8%. For mineral water products, the average price, based on December

2003 Chilean pesos, per liter decreased from an average of Ch$228 in 1999 to Ch$219 in 2003 and experienced a four-year compounded annual growth rate of 1.0%.

Raw Materials . The principal raw materials used in the production of soft drinks are water, sugar, flavoring concentrate and in the case of carbonated products, carbon dioxide gas. We generally purchase all of our sugar requirements from Empresas Iansa S.A., the sole producer of sugar in Chile. However, we are not dependent on this supplier, because we may purchase sugar in the international market at prices similar to those in Chile, due to special customs duties. We purchase flavoring concentrates for our licensed soft drinks brands from the respective licensing companies. See “ – Our Soft Drinks and Mineral Water Production and Marketing in Chile”. Flavoring concentrates for our proprietary brands are purchased from third party suppliers in Chile and Germany, which manufacture the concentrates under contract with us. We obtain carbon dioxide gas from local suppliers in Chile.

We also require fruit pulp, juices, citric acid, other artificial and natural flavors, and chemical substances. Although water does not represent a major raw material cost, it is nonetheless essential in the production of soft drinks. We obtain all of our water from wells located at our plants and/or from public utilities. The water is treated at facilities located at our plants to remove impurities and adjust the characteristics of the water before it is added in the production process.

We own two mineral water sources in Chile from which the Cachantun and Porvenir brand mineral water products are obtained. These water sources are located in two areas near Santiago: Coinco and Casablanca, respectively. All of our mineral water products are bottled at their respective sources and distributed throughout the country.

We maintain testing facilities at each of our plants in order to analyze raw materials. Additionally, samples of soft drinks and mineral water are inspected at various stages of production to ensure product quality.

We generally purchase all of the glass bottles used in packaging soft drinks and mineral water from the major supplier in Chile, Cristalerías Chile. Other sources, principally in Argentina, Peru and Colombia, can be used when price and delivery terms are favorable; however, no significant purchases were made in either of these countries during 2003. While aluminum cans used in packaging our soft drinks are generally purchased from a local supplier, we produce most of our own plastic returnable and non-returnable bottles. See “– Our Other Businesses”. We obtain the labels for our soft drinks and water products principally from local suppliers. Crowns and plastic caps are principally purchased from two suppliers in Chile.

Prices of principal raw materials used in soft drink production in Chile are tied to the U.S. dollar and have not been volatile, except for the polyethylene terephthalate, or PET, resins that depend on oil prices as well as market factors.

We believe that all of the contracts or other agreements between us and third party suppliers with respect to the supply of raw materials for soft drinks and water products contain standard and customary commercial terms and conditions. Without considering the soft drinks concentrates purchased from Schweppes Holdings Ltd. and PepsiCo under the license agreements described under “– Our Soft Drinks and Mineral Water Production and Marketing in Chile”, we believe we are not dependent on any one supplier for a significant portion of our raw materials. Historically, we have experienced no significant difficulties in obtaining adequate supplies of necessary raw materials at satisfactory prices and expect that we will be able to continue to in the future.

Sales, Transportation and Distribution in Chile . In some regions of Chile, including the areas of Santiago, Viña del Mar, Rancagua, Melipilla, Arica, Concepción and other major cities in the south, ECUSA manages its own sales force that is directly responsible for the exclusive servicing of soft drinks and water clients. In October 1999, ECUSA began delivering its products in Concepción through our logistic division (currently, Transportes CCU Ltda.) while keeping its sales force separated. Due to its success, this system was implemented in Valparaíso and Viña del Mar since July 2000 and in Santiago since October 2001, through Transportes CCU Ltda., the entity in charge of delivering all of our products throughout Chile. The ECUSA sales force directly sells to approximately 67,000 customers, accounting for 86.4% of our total soft drink and mineral water sales by volume in Chile in 2003. The area served by ECUSA accounts for approximately 77% of the Chilean population. In the outlying northern and southern regions of Chile, ECUSA has contracted the sales services of our beer division, which sells soft drinks and mineral water products both exclusively and in connection with the sales of our beer and wine products. Such sales accounted for the remaining 13.6% of our total soft drinks and mineral water sales by volume in Chile in 2003. Since April 2004, the beer division sells soft drink products only in the rural areas, representing approximately 7% of the total soft drink and mineral water sales by volume in Chile.

Our Chilean soft drinks and mineral water customers make payments for our products either in cash at the time of delivery or in accordance with one of our various credit arrangements. Payment on credit sales is generally due 30 days from the date of delivery. Credit sales accounted for 30.3% and 35.8% of ECUSA's soft drink and mineral water sales to third parties in Chile in 2002 and 2003, respectively. Losses on credit sales of soft drinks and mineral water in Chile have not been significant.

Seasonality in Chile. Due to the seasonality of sales for both soft drinks and mineral water products, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth calendar quarters (i.e., those months corresponding to holidays and summer vacation season in Chile).

The following table shows our annual sales volume of soft drinks and mineral water by quarter for the last three years:

Soft Drinks & Mineral Water

Year	Quarter	Sales Volume (million liters)	% of Annual Sales Volume

2001	1 st quarter	113.8	27.6
	2 nd quarter	85.0	20.6
	3 rd quarter	89.3	21.6
	4 th quarter	124.7	30.2

	Total	412.7	100.0

2002	1 st quarter	115.2	27.9
	2 nd quarter	81.7	19.7
	3 rd quarter	90.9	22.0
	4 th quarter	125.8	30.4

	Total	413.6	100.0

2003	1 st quarter	114.2	26.6
	2 nd quarter	84.0	19.6
	3 rd quarter	95.1	22.2
	4 th quarter	135.1	31.5

	Total	428.4	100.0

Competition in Chile.Our principal competitors in the soft drink business are companies, which produce, bottle and distribute soft drinks in Chile under licenses from The Coca-Cola Company and its affiliates. The Coca-Cola Company's products are produced, bottled and distributed in Chile through three separate licensees which market soft drinks under the Coca-Cola, Coca-Cola Light, Fanta, Fanta Light, Sprite, Sprite Light, Quatro Balance, Nordic Mist, Andina nectars and juices, and Kapo juice brand names. According to store audits conducted by Nielsen, Coca-Cola and related brands accounted for approximately 65% of total carbonated soft drink net sales in 2003. However, calculations made by us are higher than the Nielsen estimates. During 1998, a few supermarket chains began selling soft drinks products under private labels. Additionally, discount brand producers entered the market and represented, along with private labels, approximately 12% of the soft drink market in 2003 according to Nielsen. However, calculations made by us are lower than the Nielsen estimates. Even though these brands are not a significant portion of the industry, they are expected to increase their presence in the future.

Since the formation of ECUSA, our market share has decreased as a consequence of increasing marketing activity on the part of our competitors and the entrance of private labels and discount brand producers to the market. During 2003, our market share was approximately 20%, similar to the percentage in 2002.

Our market share for our soft drink products over the last five years is presented in the following table based on store audits conducted by Nielsen and our own estimates . These Nielsen results are, for each year, higher than our own estimates.

Our Chilean Soft Drink Market Share

Year	Nielsen	Company Estimates (*)

1999	26%	23%
2000	25%	22%
2001	24%	21%
2002	23%	20%
2003	23%	20%

(*) Based on our sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER.

Our domestic competitors in the soft drinks business have benefited from both internationally recognized brand labels (especially with regard to the Coca-Cola product line) and a large number of local bottling companies distributing their products throughout Chile. As a result of the formation of ECUSA, we also similarly benefited from the internationally recognized Pepsi brand as well as our previous competitive strengths, which include a portfolio of nationally well known brands and a nationwide distribution system. Additionally, during 2002, we launched Bilz Light, Pap Light, Agua Tónica Light, Show Cherry and Gatorade, the world's number one isotonic drink. Gatorade is classified as a functional product, since in addition to refreshing, it hydrates the body and replenishes mineral salts lost during sports or other physical activities. During January 2003, we launched Pepsi Twist and Pepsi Twist Light. In April 2003, we introduced to the market Kem Xtreme, a soft drink with a high level of caffeine, that also is considered a functional product because it gives more energy.

Given the high percentage of soft drink sales volume in returnable containers coupled with the high cost of transportation to Chile, the market for imported soft drinks in Chile is not significant and accounted for less than 1% of total sales by volume in 2003. While there are no legal barriers to entry, we believe that the existing returnable bottle system and high transportation costs may continue to deter potential competitors from exporting soft drinks to Chile.

Fruit nectars under the trade name “Watt's”, a segment of our soft drink business, face competition from other liquid and powdered juices, which are provided by a variety of local companies. After just four years from the re-launch of Watt's nectar, we have attained our third year as market leader in the bottled category of nectars and 100% fruit juices, with a market share of 52% during 2003, according to Nielsen.

Our main competitor in the mineral water business is Vital S.A. (a subsidiary of Embotelladora Andina S.A., one of The Coca-Cola Company licensees in Chile). We estimate that our sales of Cachantun and Porvenir brand mineral waters accounted for approximately 56%, while those of Vital S.A. products accounted for approximately 35% of total mineral water sales by volume in 2003. Small domestic bottlers, private labels, as well as imported mineral water products, comprise the remaining 9% sales volume.

The following chart shows estimates of our mineral water market share for the last five years based on store audits conducted by Nielsen and our own estimates. These Nielsen results are, for each year, higher than our own estimates.

	Our Chilean Mineral Water Market Share

Year	Nielsen	Company Estimates (*)

1999	63%	58%
2000	64%	59%
2001	62%	57%
2002	63%	57%
2003	62%	56%
___________________
(*)	Based on our sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER.

Our Wine Business

Overview. We entered the Chilean wine market in October 1994 with the purchase of 48.4% of VSP’s equity for approximately Ch$13,777 million, thereby acquiring an interest in the third largest winery in Chile. During the first half of 1995, VSP’s capital was increased by approximately Ch$11,512 million, of which we contributed approximately Ch$6,272 million. During August-October 1997, VSP’s capital was increased again by approximately Ch$9,363 million, of which we contributed approximately Ch$5,218 million, plus approximately Ch$150 million in additional shares bought during October 1997 in the local stock market. Furthermore, in October 1998 and during 1999, we purchased additional shares in VSP through the local stock exchanges for an amount of approximately Ch$4,358 million. During March-June 1999, VSP’s capital was increased by approximately Ch$13,773 million, of which we contributed approximately Ch$8,515 million. Between November 2000 and March 2001, VSP’s capital was increased by approximately Ch$17,568 million, of which we contributed approximately Ch$10,569 million. As a result of these activities, as of December 31, 2003, our total ownership interest in VSP was 60.3%.

We believe that expansion into the Chilean wine business provides us with the opportunity to further exploit our nationwide distribution system through the expansion of our beverage portfolio. We also believe that further development of our domestic wine business may help reduce the seasonality of our sales, as wine sales in Chile tend to be stronger during the winter months when beer and soft drinks consumption decline.

The proceeds from VSP’s capital increase during 1995 were used to reduce debt, expand capacity and add new hectares of vineyards in the Maipo Valley for producing premium red wines. Part of VSP’s capital increases during 1997 was used to add new hectares of vineyards in Requinoa, Chépica and Molina during 1997, and in Pencahue during 1998. These purchases of land more than doubled the number of hectares of our vineyards. The winery also increased its total vinification and wine storage capacity in both tanks and barrels from to 52.1 million liters as of December 31, 1998, to 70.1 million liters as of December 31, 2003, as well as its peak bottling and packaging capacity from 35,100 liters per hour in 1998 to 58,150 liters per hour as of December 31, 2003. The capital increase in 1999, was used to pay debts related to the winery’s expansion process. The proceeds from VSP’s capital increase during November 2000 and March 2001 were used to finance the winery’s acquisition of FLC, in Mendoza, Argentina, to plant the hectares of this new winery and improve its production facilities, as well as to refinance debt.

In October 2001, VSP signed a joint venture agreement with the French winery Château Dassault for the production of super premium wines, mainly for the export market. As a result of this agreement we combined Château Dassault’s vast experience in first-quality wine production with VSP’s knowledge of both the Chilean and Argentine markets, along with its extensive international distribution network.

In December 2001, Viña Santa Helena, or VSH, created its own commercial and productive winemaking operation, distinct from its parent, VSP, under the Viña Santa Helena label in the Colchagua Valley.

In Argentina, we sell a small amount of wine, which generated net sales of Ch$1,637 million, Ch$260 million and Ch$1,356 million in 2001, 2002 and 2003, respectively. These sales represented less than 0.5% of our total net sales each year. The increase in wine sales in 2003 was due to the consolidation of FLC on VSP’s financial statements since January 2003.

VSP is a publicly traded company that, at December 31, 2003, had a market capitalization of Ch$117,918 million. VSP shares trade on the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Chile Electronic Stock Exchange.

The Chilean Wine Market. We estimate that wine consumption in Chile amounted to approximately 19 liters per capita in 2003. Given that the Chilean wine industry is fragmented, no single wine producer accounts for the majority of production and/or sales. The leading wineries include Viña Concha y Toro S.A., or Concha y Toro, Viña Santa Rita S.A., or Santa Rita, VSP and Bodegas y Viñedos Santa Carolina S.A., or Santa Carolina. In addition, there are numerous medium-sized wineries, including Viña Undurraga S.A., or Undurraga, Cousiño Macul S.A., or Cousiño Macul, Viña Cánepa y Cía., or Cánepa and Viña Tarapacá S.A., or Tarapacá. All wineries, which sell wine products that comply with industry and tax regulations, make up Chile’s formal wine market. VSP is a member of the formal wine market, as are most other principal wineries in Chile. The SAG is the entity in charge of wine industry regulation and principally oversees inventory records and product quality. Small wine producers that do not comply with industry and tax regulations (a 19% value added excise tax and an additional 15% alcohol excise tax) comprise Chile’s “informal market”. We estimate that the informal market wineries produced and sold approximately 10 million liters of wine during 2003 as compared to 287 million liters by the producers in the formal wine market.

The following chart shows our estimates for the formal wine market and per capita consumption levels for wine in Chile for the years 1999 through 2003:

Year	Total Volume (1)	Per Capita (2)

	(millions of liters)	(liters)
1999	235	16
2000	240	16
2001	257	17
2002	263	17
2003	287	19
___________________
Sources: SAG, Central Bank and the Wineries of Chile Association
(1)	Includes wine sales from pisco producers in the III and IV Regions of Chile.
(2)	Population estimated in accordance with the national census of April 2002.

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

VSP’s Production and Marketing. VSP was founded in 1865. Its principal vineyards are located in Molina, approximately 200 kilometers south of Santiago. The VSP estate in Molina is one of the largest single-site vineyards in Chile with an area of 1,160 hectares. As of December 31, 2003, VSP’s vineyards covered an aggregate of 2,500 hectares in Chile, distributed among 8 different plantations, including additional property acquired in Requinoa, Chépica, Molina and Pencahue. The winery also has 600 hectares under long-term lease. In Argentina, FLC’s vineyards are located in San Carlos, Mendoza, with an area of 400 hectares.

VSP is one of Chile’s largest producers and distributors of wine in terms of sales volume and net sales. In 2001, 2002 and 2003 our wine segment sales amounted to Ch$70,288 million, Ch$75,909 million and Ch$82,568 million representing 18.8%, 21.7% and 21.5% of our total net sales, respectively. The above net sales figures for wine include exports of bulk wine which amounted to Ch$1,912 million, Ch$2,212 million and Ch$5,798 million in 2001, 2002 and 2003, respectively.

The following chart indicates the breakdown of VSP’s volume in the domestic and export markets:

Year	Domestic Volume	Export Volume	Total Volume

	(million liters)	(million liters)	(million liters)
1999	28.7	27.7	56.4
2000	32.1	33.8	65.9
2001	42.8	40.9	83.7
2002	51.2	45.0	96.1
2003 (*)	52.9	67.7	120.5
___________________
(*)	Includes sales of FLC.

We estimate that VSP’s share by volume of Chile’s formal wine market was approximately 17% in 2001, 19% in 2002 and 18% in 2003. According to the Wineries of Chile Association, VSP’s share of Chile’s total wine export sales by volume was 13% in 2001, 2002 and 2003. Specifically, in 1998, VSP became the second largest exporter of Chilean wines measured by both volume and revenues.

VSP, VSH and FLC produce and market premium, varietal and popular-priced wines as set forth below:

Brand	Premium	Varietal	Popular-priced

Viña San Pedro
Cabo de Hornos	X
1865	X
Late Harvest	X
Castillo de Molina	X	X
35 South		X
Las Encinas	X
Urmeneta		X
Gato		X	X
Etiqueta Dorada			X
Viña Santa Helena
Selección del Directorio	X
Siglo de Oro		X
Gran Vino		X	X
Tradición de Familia			X
Finca La Celia
La Celia	X
La Consulta		X
Angaro		X
Magallanes		X
Don Eugenio	X
Amancay		X
Altivo		X
Furia			X

The following table presents our breakdown of total sales volume in thousands of liters by category of VSP’s Chilean wines during 2003:

Category	Domestic	Export	Total

	(thousands of liters)
Premium	371	2,842	3,213
Varietal	326	6,372	6,698
Popular-Priced	49,596	31,970	81,566
Bulk	-	9,676	9,676

Total	50,293	50,860	101,153

The following table presents our breakdown of total sales volume in thousands of liters by category of VSP’s Argentine wines during 2003:

Category	Domestic	Export	Total

	(thousands of liters)
Premium	16	162	178
Varietal	65	225	290
Popular-Priced	1,729	1,614	3,343
Bulk	749	14,823	15,572

Total	2,559	16,824	19,383

As of December 31, 2003, VSP’s storage capacity totaled 70.1 million liters and its peak bottling and packaging capacity totaled 58,150 liters per hour.

Domestic Market. Our Chilean domestic wine is packaged in bottles, jugs, cartons, and bag-in-box containers at VSP’s production facilities in Lontué and Molina. The following chart shows our packaging mix for domestic wine sales in 2001, 2002 and 2003:

	Percentage of Total Domestic
	Wine Sold in Chile

Container	2001	2002	2003

Carton	83%	80%	83%
Jug	6%	5%	1%
Glass Bottles	11%	15%	15%
Bag-in-Box	1%	0%	1%

Total	100%	100%	100%

In 2002 and 2003, VSP obtained all of its glass bottles, carton package containers and jugs from third party suppliers. See “– Raw Materials”.

Beer is the principal substitute product for wine in Chile. In addition, our wine products may also compete with other alcoholic beverages, such as spirits (mainly pisco), and with non-alcoholic beverages, such as soft drinks and juices.

The average price, based on December 2003 Chilean pesos, for our domestic wine customers was Ch$664 and Ch$466 per liter in 1999 and 2003, respectively, experiencing a negative four-year compounded annual growth rate of 8.5%. This price decrease is mainly explained by larger grape harvests, which increased the wine supply.

Export Market. According to industry sources, exports of Chilean wine (excluding champagne) increased from approximately 43 million liters in 1990 to 394 million liters in 2003, at a compounded annual growth rate of 18.6%. During 2002 and 2003, Chilean wine exports reached 347 million liters and 394 million liters, respectively. We believe that Chilean wine exports have grown steadily due to their comparatively low prices and positive international image, as well as due to external factors, such as low wine production in the Northern Hemisphere in certain years. During 2003, total Chilean wine exports increased 13.5% by volume.

VSP exported 40.9 million liters, 45.0 million liters and 67.7 million liters of wine in 2001, 2002 and 2003, respectively. During 2003, VSP exported wine to 70 countries worldwide. These exports accounted for net sales of Ch$46,367 million, Ch$51,235 million and Ch$57,333 million in 2001, 2002 and 2003, respectively. In 2003, VSP’s primary export markets included the United Kingdom, Sweden, the United States, Denmark and Japan.

Most exported wine is sold in glass bottles, except for a certain quantity of unbranded wine that is occasionally sold in bulk and the amount that is sold in carton containers. The following chart shows our packaging mix for export Chilean wine volume in 2001, 2002 and 2003:

Percentage of Total Export Wine Volume from Chile
	Percentage of Total Export
	Wine Volume from Chile

Container	2001	2002	2003

Glass Bottles (1)	70%	68%	67%
Bulk	14%	15%	19%
Carton (2)	15%	17%	15%

Total	100%	100%	100%

___________________
(1)	Includes jugs
(2)	Includes Bag-in-Box

We experienced a negative four-year compounded annual growth rate of 4.9% from Ch$1,234 in 1999 to Ch$1,011 per liter in 2003 in the average price, based on December 2003 Chilean pesos, to our Chilean export wine customers.

Raw Materials. The principal raw materials that VSP uses in its production process are purchased and harvested grapes, purchased wine, bottles, carton containers, corks and cardboard boxes. VSP obtained approximately 42% of the grapes used for export wines from its own vineyards during 2003. The majority of the wine sold in the domestic market is purchased from third parties, tested to assure compliance with our quality standards, and blended at the winery before packaging. In 2003, approximately 67% of wine for domestic sale was purchased from seven local producers: Corretajes Torres y Cía. Ltda., Empresas Lourdes S.A., Sociedad Comercial y Vitivinícola Los Maitenes y Cía Ltda., Cooperativa Agrícola y Vitivinícola Loncomilla Ltda., Sociedad Agrícola Hacienda Mal Paso y Cía. Ltda., Cooperativa Agrícola Pisquera Elqui Ltda. and Agrícola El Milagro Ltda. VSP has various alternative sources of supply, which can be used when they are attractive. VSP’s bottles are principally purchased from Cristalerías Chile; however, when prices have been favorable, VSP has purchased bottles from other suppliers. Carton containers are purchased either from Tetra Pak de Chile Comercial Ltda. or from SIG Combibloc Inc. and are assembled in VSP’s own automated packing lines.

Prices of principal raw materials used in wine production in Chile have not been volatile. However, from time to time, prices of grapes and wine vary depending on demand and supply factors.

Domestic Sales, Transportation and Distribution. After production, bottling, and packaging, wine is either stored at the production facilities or transported to one of the 16 warehouses. The warehouses are part of our warehouse network and are located throughout Chile. VSP wines used to be distributed and sold in Chile through our sales and distribution network, under the same system and payment terms as our beer products. In May 2000, VSP organized a new sales force to directly offer its products in the city of Concepción. However, it continued delivering the products through our beer distribution network. After the success of this new system, it was implemented in the cities of Viña del Mar and Valparaíso in November 2000, and in Santiago in May 2001. This system was further implemented in the cities of Temuco, Chillán,

Los Angeles and Valdivia. See “– Our Beer Business – Our Beer Business in Chile – Sales, Transportation and Distribution”.

We directly distribute our wine products throughout Chile to:

  off-premise retail: small and medium sized retail outlets, which in turn sell beer to consumers for take-out consumption;
  on-premise retail: retail establishments such as restaurants, hotels and bars for on-premise consumption;
  wholesalers; and
  supermarket chains.

In 2001, 2002 and 2003, the percentage mix of the above distribution channels for our wine products in Chile was as follows:

	Percentage of Total Wine Products Sold

Distribution Channels	2001	2002	2003

Off-premise retail	33%	35%	29%
On-premise retail	8%	6%	7%
Wholesalers	20%	22%	23%
Supermarkets	39%	37%	41%

Total	100%	100%	100%

We had approximately 17,700 customers for our wine products at December 31, 2003, none of which accounted for more than 3% of our total wine sales by volume, with the exception of two supermarket chains that represented 17%. During 2004, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains. We do not maintain any long-term contractual arrangements for the sale of wine with any of our customers.

Export Sales, Transportation and Distribution. Internationally, VSP has arrangements with 214 agents who facilitate the export of its wine to 70 countries. We have signed distribution agreements with Schenk, one of the largest distributors in Europe, Asian Breweries, one of the largest beverage companies in Asia, and Shaw Ross International, a subsidiary of Southern Wine and Spirits, the main liquor wholesale distributor for the United States, as well as other distributors. In 2002, we signed a distribution agreement with the Swedish company Vin & Sprit AB, the owner of Absolut Vodka, to distribute VSP’s wines in Sweden, Finland, Norway and Estonia, improving our position in those markets and taking advantage of synergies between both companies.

Geographical Markets. In Chile, Santiago and surrounding areas (referred to as the Metropolitan Region), which account for approximately 41% of the Chilean population, represented approximately 45% of total domestic sales of VSP products by volume in 2003.

The following table provides the distribution of VSP’s exports from Chile during 2003 by geographical markets:

		Percentage
Market	Volume	of Total Exports

	(thousands of liters)
Europe	32,806	64.5%
South America	6,537	12.9%
North America	5,741	11.3%
Asia	5,485	10.8%
Others	291	0.6%

Total	50,860	100.0%

Competition. The wine industry is highly competitive in both the domestic and the export markets. VSP’s domestic market share was approximately 18% in 2003. In Chile, VSP competes directly against all other Chilean wineries. We believe that VSP’s primary domestic competitors, Concha y Toro and Santa Rita, derive their relative competitive strengths from their wide portfolio of products, well recognized brand names and established distribution networks. In 2003, Concha y Toro and Santa Rita had market shares of approximately 22% and 23%, respectively. VSP also competes with Santa Carolina and numerous medium-sized wineries, including Undurraga, Cousiño Macul and Tarapacá, and many small wine producers that make up Chile’s “informal market”.

Internationally, VSP competes against Chilean producers as well as with wine producers from other parts of the world. According to information compiled by the Wineries of Chile Association, VSP is the second largest exporter of Chilean wines with a market share of approximately 13% in 2003. Our other principal Chilean competitors, namely Concha y Toro, Santa Rita and Santa Carolina had market shares of 17%, 4% and 2%, respectively.

Our Other Businesses

Plastic Bottles

Through our subsidiary Fábrica de Envases Plásticos S.A., or PLASCO, we own and operate a plastic bottle factory which supplies most of the returnable and non-returnable plastic bottles used by us in the packaging of, mainly, our soft drinks and mineral water products.

The manufacturing of both returnable and non-returnable plastic bottles involves a two-step process. The first step consists of an injection molding process, which manufactures pre-forms from PET resin. The second step involves blowing plastic bottles from the molded pre-forms. We purchase resin and complete the two-step process in order to fulfill the majority of our bottling requirements. In some cases, we purchase pre-forms manufactured by third party suppliers and complete only the bottle-blowing step at our own facilities.

Prices of principle raw materials required by our PLASCO subsidiary have not been volatile except for the PET resins that depend on oil prices as well as market factors. However, from time to time, prices of various materials vary depending on demand and supply factors.

In 2003, all returnable and non-returnable plastic bottle requirements of ECUSA were supplied directly by PLASCO with the exception of five-liter bottles, which are bought by ECUSA in small quantities from third party suppliers. During 2003, PLASCO sold 284.5 million bottles and pre-forms of which, approximately 99.8% were plastic bottles and the remaining 0.2% were pre-forms. Of all bottles supplied by PLASCO, approximately 95.3% were manufactured by PLASCO into pre-forms and then blown into bottles and approximately 3.4% were semi-manufactured by PLASCO while a third party made the injection or the blowing processes. The remaining 1.3% were bought by PLASCO and transferred to ECUSA. PLASCO has, to date, not made any bottle sales to third parties.

Plastic bottle and pre-form sales decreased from 290.3 million in 2002 to 284.5 million in 2003. Plastic crate sales decreased by 37.3% from 0.3 million units in 2002 to 0.2 million units in 2003. PLASCO’s net sales of Ch$15,302 million and net income of Ch$1,449 million in 2003 represented a decrease of 0.5% and 7.9%, respectively, over 2002, due to a change in the transfer price policy, which currently considers a return equal to its cost of capital.

Pisco

In February 2003, we began selling a new product for our beverage portfolio, pisco, under the brand Ruta Norte. Pisco is a grape spirit very popular in Chile that is produced in the northern part of the country and the southern part of Peru. Our pisco is produced in the Elqui Valley in the IV Region of Chile and it is sold throughout the country by the beer division sales force. During 2003, we sold 3.2 million liters of pisco, obtaining an 8% market share according to the last Nielsen measurement done in 2003. During 2003, we participated in the 35° of alcohol category, the larger of the pisco markets. In January 2004, we introduced Ruta Sour, a pisco sour ready to drink, a typical Chilean drink that combines pisco, lemon and sugar.

The principal raw material used in the production of pisco is alcohol made from grapes. Prices of alcohol vary according to grape and wine prices, which depend on demand and supply factors.

Government Regulation

Government Regulation in Chile

We are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in Chile. These regulations include labor laws, social security laws, public health, consumer protection and environmental laws, securities laws, and anti-trust laws. In addition, regulations exist to ensure healthy and safe conditions in facilities for the production, bottling, and distribution of beverages. As for environmental laws, see “– Environmental Matters”.

Additional regulations specifically concerning the production and distribution of “alcoholic beverages” are contained in Chilean Law N° 18.455 and its Ordinance, which set the standards for human consumption of such beverages, by minutely describing the different types of alcohol; the minimum requirements that must be met by each class of beverage; raw materials and additives that may be used in their manufacture; their packaging and the information that must be provided by their labels; the procedure for their importation, among others.

The large-scale production of alcoholic beverages does not need any licenses or permits other than those required for the general run of commercial and industrial enterprises engaged in the manufacture of consumer commodities.

On January 19, 2004 Law N° 19.925 was published, which amended and restated the Act on Sale and Consumption of Alcoholic Beverages (former Law N° 17.105).

All establishments dealing in alcoholic beverages, whether wholesale or retail, require a special municipal license, the cost of which is fixed by the law and varies according to the nature of the outlet or point of sale (i.e. liquor store, tavern, restaurant, hotel, warehouse, etc.). We are in possession of all licenses necessary for our wholesale operations.

Law N° 19.925 set new opening and closing hours; limited geographical areas for the sale of alcohol; reduced the maximum number of licenses to be granted by zones and population; increased criminal liability for selling alcohol to persons under eighteen years of age; and tightened the restrictions, imposing prison sentences and higher fines, for violations formerly deemed lighter. One of its most important innovations is to forbid the sale of alcohol to minors at all outlets, and not just for on-premise drinking (the only exception retained is the case of children who are served meals when accompanied by their parents).

The regulatory agency for alcoholic beverages is the SAG (the Servicio Agrícola Ganadero, or Agricultural and Livestock Service).

The production, bottling and marketing of non-alcoholic beverages is subject to applicable sanitary legislation and regulations, particularly the Sanitary Code and the Food Ordinance (the Reglamento Sanitario de los Alimentos). These laws provided for supervision by the Servicios de Salud (“Health Services”), which inspect plants on a regular basis and take samples for analysis. On February 2004 Law N° 19.937 was published, setting up the new structure and powers for the Sanitary Authority, which will become effective on January 1, 2005 and will be fully operative no later than February 2006.

The production and distribution of mineral water is also subject to special regulation. Mineral water may only be bottled directly from sources, which have been designated for such purpose by a Supreme Decree signed by the President of Chile. The competent Health Service provides a certification of the data necessary to achieve such a designation. All of our facilities have received the required designation.

Independently of the products manufactured or services provided in each plant or facility, the premises are also regularly inspected by the health authorities, regarding sanitary and environmental conditions, labor safety, and related matters.

There are currently no material legal or administrative proceedings pending against us in Chile with respect to any regulatory matter. We believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our businesses in Chile.

Government Regulation in Argentina

We are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in Argentina, including social security laws, public health, consumer protection and environmental laws, securities laws, and anti-trust laws.

National Law 18,284 (the Argentine Food Code, or the “Code”) regulates the manufacturing and packaging of food and beverages. The Code provides specific standards with which manufacturing plants must comply and regulates the production of food and beverages mentioned in the Code. The Code also specifies the different methods in which beer may be bottled as well as the information to be provided on labels. The health authorities of each province undertake the enforcement of the Code, and also establish the minimum age requirements for the purchase of alcoholic beverages. In general, no sale of alcoholic beverages is permitted to persons under 18 years of age. In the Federal Capital and many provinces of Argentina, local law restricts the sale of alcoholic beverages, particularly between the hours of 11 p.m. and 8 a.m., and establishes harsh penalties for infringement. The Argentine Congress continues to consider proposed legislation to improve enforcement of drinking laws by establishing a minimum drinking age of 18 by federal law and limiting the hours permitted for the advertisement of alcohol products on radio and television as well as any content in such advertisement associating alcohol consumption with healthy activities.

There are currently no material legal or administrative proceedings pending against us in Argentina with respect to any regulatory matter. We believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business in Argentina.

Organizational Structure

We are controlled by IRSA, which owns 61.62% of the shares of our common stock. IRSA, since 1986, was a joint venture between Quiñenco and the Schörghuber Group through its wholly owed subsidiary FHI of the Netherlands. In 2003, FHI and Heineken International B.V. formed Heineken Chile Ltda., through which 50% of IRSA shares are held. On December 30, 2003, FHI merged into Heineken Americas B.V.

In February 2001, Bayerische BrauHolding A.G., a division of the Schörghuber Group, announced that it had sold approximately 49% of its interest in IRSA to Heineken International B.V., the Dutch brewer. Due to the above, Quiñenco initiated legal actions alleging that the sale represented a violation of the existing shareholders’ agreement with Bayerische BrauHolding A.G. and FHI Finance Holding International B.V. On January 14, 2003, Quiñenco announced that it had reached an agreement ending its disputes with the Schörghuber Group, its joint venture partner in IRSA, which included amending the IRSA shareholders’ agreement. As reported by Quiñenco, on April 17, 2003, in accordance with the new terms and conditions of the amended shareholders’ agreement, the Schörghuber Group gave Quiñenco formal notice of the sale of 100% of its interest in FHI to Heineken Americas B.V., a subsidiary of Heineken International B.V. Currently, Quiñenco and Heineken Chile Limitada, a Chilean limited corporation controlled by Heineken Americas B.V., are the only shareholders of IRSA, each with a 50% equity interest. The terms of the agreement also specified that IRSA would propose to our board of directors that we submit for consideration to our shareholders a dividend distribution equivalent to 100% of our 2002 earnings plus an extraordinary dividend distribution against our retained earnings amounting to Ch$168,700 million (historic value), to be paid within 180 days of the board agreement in single or multiple distributions.

Additionally, as part of the agreement reached, Southern Breweries Establishment, a 50% subsidiary of ours at that time, agreed to sell its interest in the Croatian brewery, Karlovacka Pivovara d.d., to a wholly-owned subsidiary of Heineken International at a sale price equivalent to ten times its annual earnings from operations.

Pursuant to an extraordinary shareholders’ meeting held on February 26, 2003, we approved the payment, out of retained earnings, of an extraordinary dividend amounting to Ch$168,700 million (historic value), to be fully paid in multiple distributions. See “Item 8: Financial Information – Dividend Policy and Dividends”. Further, on March 31, 2003, SBE sold its interest in Karlovacka to Heineken Adria d.o.o, a subsidiary of Heineken International, generating a profit of Ch$20,114 million, subject to certain post-closing contingent payments. On April 10, 2003, Compañía Cervecerías Unidas S.A., Cayman Islands Branch, bought the remaining 50% interest of SBE from Lanzville Investments Establishment, which became a wholly-owned subsidiary of ours.

Quiñenco S.A. is a Chilean holding company engaged in a wide range of business activities in Chile and countries of the Southern Cone and Mercosur regions, including Brazil, Argentina and Peru. Quiñenco’s principal holdings include, among others, Madeco S.A. (a leading manufacturer of copper and aluminum-based products in Chile, Brazil, Argentina and Peru), Compañía Nacional de Teléfonos - Telefónica del Sur S.A. (a leading provider of local telephone service in southern Chile), Banco de Chile (one of the largest and most respected banks in Chile, consolidating in this entity all of Quiñenco’s investments in the financial sector), and Habitaria S.A. (a developer of residential real estate in Chile).

Heineken, the Dutch brewer, is one of the largest brewers in the world with operations in more than 170 countries and 61,271 employees worldwide. Heineken sold 109 million hectoliters of beer during 2003, the main brands being Heineken and Amstel. In 2003, Heineken had more than 115 breweries in over 65 countries. Approximately 60% of its sales are made in Western Europe.

The following table provides our significant subsidiaries as of May 31, 2004:

Subsidiaries	Country	Owner Interest

CCU Chile	Chile	99.99
CCU Argentina	Argentina	89.22
ECUSA	Chile	99.94
VSP	Chile	60.33
PLASCO	Chile	99.99
Transportes CCU	Chile	99.99
Pisconor	Chile	99.99

Property, Plant and Equipment

Set forth below is information concerning our production facilities as of December 31, 2003, all of which are owned and operated by us or our subsidiaries:

	Nominal Installed Monthly Production Capacity (in million liters)	Utilized Capacity During Peak Month (1)	Average Utilized Capacity During 2003 (2)

Beer Production Facilities
Santiago	43.3	77.6%	57.8%
Antofagasta (3)	4.1	72.4%	58.0%
Temuco	12.0	75.4%	56.6%

Chile Total	59.4	76.8%	57.5%

Santa Fe	23.0	88.6%	66.0%
Salta	3.5	85.9%	63.3%

Argentina Total	26.4	88.3%	65.6%

Soft Drink Production Facilities
Santiago	66.5	51.1%	41.3%

Talcahuano	17.5	34.7%	24.2%
Antofagasta	9.8	13.5%	10.4%

Total	93.8	44.1%	34.9%

Mineral Water Production Facilities
Coinco	21.0	45.0%	30.3%
Casablanca	2.0	24.2%	19.9%

Total	23.0	44.1%	29.4%

___________________
(1)

Based on the year ended December 31, 2003. Utilized Capacity During Peak Month is equal to production output as a percentage of Nominal Installed Production Capacity during our peak month for each respective plant. The implicit slack (spare) capacity does not necessarily measure real slack capacity. We believe that real production capacity is less than the nominal installed production capacity as adjustments are required for real machinery performance, packaging mix, availability of raw materials and bottles, seasonality within the months and other factors. As a result, we believe that the peak monthly capacity utilization rates shown above understate real capacity utilization and that slack capacity is overstated. We estimate that during the peak month in 2003, the real slack capacity amounted to approximately 11.9 million liters in Chilean beer, 1.8 million liters in Argentine beer, 19.6 million liters in soft drinks and 6.8 million liters in Chilean mineral water.

(2)

Average Utilized Capacity during 2003 equals the plant’s total production output as a percentage of nominal installed annual production capacity in 2003. Nominal installed annual production capacity is calculated by multiplying the Nominal Installed Monthly Production Capacity by 11 months (on average, a one month period is required each year for maintenance and repairs). Given the seasonal nature of our beer production and sales, these figures underestimate capacity utilization during peak months.

(3)	Information represents bottling capacity

Our installed vinification and storage capacity is shown in the table below:

	Installed Vinification	Storage Capacity in Tanks
	Capacity	and Barrels
	(millions liters)	(millions liters)

Wine Production Facilities
Lontué	0.0	14.0
Molina	23.0	38.9
Santa Helena	8.0	10.8

Chile Total	31.0	63.7

Finca La Celia	4.8	6.4

Argentina Total	4.8	6.4

As of December 31, 2003, VSP had a nominal filling capacity of 34,500 liters per hour at its Lontué plant, a bottling capacity of 18,900 liters per hour at its Molina plant and , a bottling capacity of 2,250 liters per hour at its Viña Santa Helena plant. At Finca La Celia in Argentina, VSP had a nominal filling capacity of 2,500 liters per hour.

Our only outstanding encumbrance is a mortgage in favor of Banco del Estado de Chile, which includes the prohibition to encumbrance, lease, transfer, sell or dispose of Viña San Pedro’s tenant “Hacienda La Patagua” and “Fundo La Aguada” , both located in the Talca province, and their respective water rights, as evidenced in a public deed dated September 25, 2000, executed before the notary public of Santiago, Chile, Mr. Gonzalo de la Cuadra. The guarantee expires upon final payment in 2007 of the loan secured thereby.

Environmental Matters

Chile

Our operations are subject to both national and local regulations in Chile relating to the protection of the environment. Regarding the human health, the fundamental law in Chile is the Health Code, which establishes minimum health standards and regulates air and water quality, as well as sanitary landfills. The local Health Services are the governmental agencies entitled to the enforcement of these rules and have the authority to impose fines.

The environmental framework is given by Law N°19,300, enacted in 1994, as amended, which includes not only environmental protection rules but also ones concerning the preservation of natural resources. Among other matters, it creates the environmental impact assessment system which requires any future project or major amendment of an existing activity that may affect the environment to evaluate the possible impacts, in order to fulfill related regulations and to implement mitigation, compensation and restoration measures. Our latest projects have been successfully submitted to this system, where the environmental national public entity, the National Environmental Commission, have given the respective authorizations.

The Law N° 19,300 also creates a mechanism of point sources emission limits and environmental quality standards that are developed and detailed by specific regulations. In this sense, there is a special regulation for wastewater discharges into sewage system, and another regulation for wastewater discharges into superficial water bodies, in both cases pursuant to a schedule of deadlines. In all material respects, we are in compliance with the Act and the regulations, having fulfilled at each relevant stage all requirements prescribed by them.

Due to the high levels of air pollution in the Santiago metropolitan area, the Administration has implemented a decontamination plan, which includes different levels of air quality, and certain measures that can be imposed to industries. In case of emergency situations, those companies comprising the industries classified as producing the highest emissions of particle and gas emissions must suspend their activities. In all material respects, we comply with current regulations applicable to both our beer and soft drink facilities in the Santiago metropolitan area.

There are currently no material legal or administrative proceedings pending against us in Chile with respect to any environmental matter. We believe that we are in compliance in all material respects with all applicable environmental regulations.

Argentina

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

The most important environmental statute in Argentina is the Hazardous Waste Act (Law 24,051) which, although a federal law, has been strictly adhered to in no more than three provinces. When certain federal tests indicate the need, the provisions of the Hazardous Waste Act are enforced. The application of the provisions of the Hazardous Waste Act are applied depending upon the magnitude of the public health risk and whether those conditions exist in more than one province. Hazardous waste is defined so as to cover any residue that may cause harm, directly or indirectly, to human beings that may pollute the soil, water, atmosphere or the environment in general. Generally, claims involving hazardous waste give rise to strict liability in the event of damage to third parties. In addition, each province in which we operate facilities has enacted environmental legislation with broad and generic goals, as well as water codes and related agencies to regulate the use of water and the disposal of effluents in the water.

In November 1999, the province of Santa Fe approved the Environmental and Sustainable Development Act (Law 11,717). This Act regulates all the environmental issues in this province. In November 2002, the Federal Congress approved the General Environmental Act (Law 25,675), enforceable throughout the country. This law prevails over all provincial and municipal laws and regulations. CCU Argentina complies with all the environmental Argentine laws, rules and regulations.

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

In the year 2002, CCU Argentina implemented a complete program for the treatment of its solid waste, which involves the separation, collection, and reuse of such waste. This program is part of our constant effort to improve environment-related conditions.

The regulation of matters related to the protection of the environment is not as well developed in Argentina as in the United States and certain other countries. Accordingly, we anticipate that additional laws and regulations will be enacted over time with respect to environmental matters. While we believe that we will continue to be in compliance with all applicable environmental regulation, there can be no assurance that future legislative or regulatory developments will not impose restrictions on us, which could result in material adverse effects.

ITEM 5: Operating and Financial Review and Prospects

Overview

We are a diversified beverage company operating principally in Chile and Argentina. We are the largest brewery in Chile, the second largest brewery in Argentina, the third largest soft drinks producer in Chile, the largest mineral water and bottled nectar producer in Chile, the second largest wine producer in Chile and the third largest pisco producer in Chile. Our beer and soft drink products include a wide range of proprietary, licensed and imported brands.

We face certain key challenges and risks associated with our business. These risks include competition within the market place, managing operating costs and the integration and expansion of new products. We currently have approximately 89% of the Chilean beer market; however, competitors are investing in this market and we must concentrate on competitive pricing and marketing strategies to maintain our market share. Operating costs are subject to variations depending on plant efficiency, product mix and production cycles. Our main costs include cost of raw materials, distribution and marketing costs. We continue to sell and deliver new products to our customers, including existing products through new licensing agreements and new products through internal development.

In 2003 we reached historical records in sales volumes and net sales revenues, obtaining a net income of Ch$54,088 million. We had consolidated net sales of Ch$384,064 million, of which 39.0% was accounted for by our beer sales in Chile, 8.2% by our beer sales in Argentina, 30.0% by our soft drinks, nectar and mineral water sales in Chile, 21.5% by wine sales and the remainder by sales of other products. Our sales increased 10.2% over the prior year as we increased sales of existing products, incorporated new lines of beer into our portfolio and introduced new products into the market including pisco for the first time in 2003. Operating income and margins increased as we managed costs, while net income increased significantly due primarily to a one time gain associated with the sale of our indirect interest in the Croatian brewery Karlovacka Pivovara d.d.

Outlook. We had a very successful 2003. We believe that our entrance in 2003 into the pisco business, our exploration of the “ready–to–eat” industry with ECUSA’s entrance to the confectionery business, the incorporation of Heineken beer into our portfolios in Chile and Argentina, and the improvement in the economic situation of Chile and Argentina, position us well for future growth.

Operating Results

The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto included in this annual report. As discussed below, our consolidated financial statements have been restated to recognize certain effects of inflation. In the following discussion, Chilean peso amounts have been rounded to the nearest million pesos, unless otherwise indicated. Certain amounts (including percentage amounts) which appear herein have been rounded and may not sum exactly to the totals shown.

We prepare our financial statements in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. Note 25 to the consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and total shareholders’ equity for the years ended December 31, 2001, 2002 and 2003. Although Chilean inflation was moderate during the periods covered by the consolidated financial statements, as discussed below, Chile has experienced high levels of inflation in the past. Chilean GAAP requires that our consolidated financial statements recognize certain effects of inflation. Accordingly, except where otherwise indicated, financial data have been restated in constant pesos of December 31, 2003 purchasing power.

The following table presents the net sales and operating income, and related percentage as a component of net sales, for each of our product segments, expressed in millions of Chilean pesos as of December 31, 2003:

	Year Ended December 31,
	2001		2002		2003
Net Sales	(millions of Ch$, except percentages)
Beer Chile Segment (1)	Ch$ 135,234	36.2%	Ch$ 135,820	38.9%	Ch$149,672	39.0%
Beer Argentina Segment (1)	55,271	14.8%	25,130	7.2%	31,576	8.2%
Soft Drinks and Mineral
Water Segment (2)	112,862	30.2%	111,875	32.0%	115,282	30.0%
Wine Segment (3)	70,288	18.8%	75,909	21.7%	82,568	21.5%
Other (4)	433	0.1%	617	0.2%	4,967	1.3%

Total	Ch$374,088	100.0%	Ch$349,350	100.0%	Ch$384,064	100.0%

Operating Income
Beer Chile Segment (1)	Ch$30,054	66.2%	Ch$27,272	71.5%	Ch$36,753	80.1%
Beer Argentina Segment (1)	(7,059)	(15.5%)	(11,175)	(29.3%)	(3,665)	(8.0%)
Soft Drinks and Mineral
Water Segment (2)	8,878	19.6%	9,649	25.3%	8,656	18.9%
Wine Segment (3)	9,676	21.3%	9,163	24.0%	3,801	8.3%
Other (4)	3,862	8.5%	3,232	8.5%	319	0.7%

Total	Ch$45,411	100.0%	Ch$38,142	100.0%	Ch$45,863	100.0%

___________________
(1)	Includes sales of beer, beer by-products and other products such as malt, spent grain and yeast.
(2)	Includes sales of carbonated and non-carbonated soft drinks, nectar, mineral water and related merchandise.
(3)	Includes sales of wine, by-products and other products such as labels and corks.
(4)	Includes sales of crates and other packaging for all years presented, and pisco beginning in 2003.

The following table presents operating results in millions of pesos and as a percentage of net sales:

	Year Ended December 31,
	2001		2002		2003
	(millions of Ch$, except percentages and sales volume data)
Net Sales	Ch$374,088	100.0%	Ch$349,350	100.0%	Ch$384,064	100.0%
Cost of Sales	(176,934)	(47.3%)	(172,157)	(49.3%)	(189,204)	(49.3%)

Gross Profit	Ch$197,154	52.7%	Ch$177,193	50.7%	Ch$194,860	50.7%
Selling and Administrative Expenses	(151,743)	(40.6%)	(139,051)	(39.8%)	(148,998)	(38.8%)

Operating Income	Ch$45,411	12.1%	Ch$38,142	10.9%	Ch$45,863	11.9%
Non-Operating Income	24,224	6.5%	6,351	1.8%	24,490	6.4%
Non-Operating Expenses	(17,870)	(4.8%)	(9,721)	(2.8%)	(12,110)	(3.2%)
Price-Level Restatement and Exchange Differences	(2,496)	(0.7%)	(3,711)	(1.1%)	1,262	(0.3%)
Income Taxes	(7,434)	(2.0%)	(7,511)	(2.1%)	(4,977)	(1.3%)
Minority Interest	(1,912)	(0.5%)	(1,264)	(0.4%)	(439)	(0.1%)

Net Income	Ch$39,924	10.7%	Ch$22,286	6.4%	Ch$54,088	14.1%

Sales volume (1):
Beer ( Chile )	348.3		350.2		371.0
Beer ( Argentina )	151.2		160.4		190.4
Soft drinks and mineral water (2)	414.2		413.6		428.4
Wine (3)	84.6		96.6		120.7
Pisco (4)	-		-		3.2
___________________
(1)	In millions of liters.
(2)	Includes sales of soft drinks and mineral water in Argentina, which equaled 1.5 million liters in 2001. During 2002 and 2003, there were no sales of soft drinks and mineral water in Argentina.
(3)

Includes sales of wine in Argentina for the domestic market, which equaled 0.9 million liters in 2001, 0.5 million liters in 2002 and 2.7 million liters in 2003. Additionally, since 2003 the balance includes wine exports from Argentina, totaling 16.8 million liters.

(4)	We entered the pisco business in February 2003.

FISCAL YEAR ENDED DECEMBER 31, 2003 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2002

Net Sales

Our net sales were Ch$384,064 million in 2003 compared to Ch$349,350 million in 2002, representing a 9.9% increase which is mainly explained by higher sales volumes in all our categories. The net sales performance of each of our business segments during 2003 is described below:

Beer Chile: Our net sales of beer in Chile increased 10.2% to Ch$149,672 million in 2003, from Ch$135,820 million in 2002. This increase resulted from a 6.0% increase in volume and 4.1% increase in unit price. Higher volumes were a result of our ACC Plan (Aumento de Consumo de Cerveza, or increase in beer consumption) which was implemented in 2001 and comprises a range of strategic measures, including product and packaging innovations, the development of new distribution channels and improvements in marketing and point-of-sale execution. Additional increases resulted from the incorporation of Heineken beer into our portfolio; a milder winter, which normally results in increased consumption and a better economic environment in Chile, which positively impacts beer sales. Higher prices were explained by price increases in April and October of approximately 8% in nominal terms, fewer discounts and higher premium product mix.

Beer Argentina: Our net sales of beer in Argentina increased 25.6% to Ch$31,576 million in 2003, from Ch$25,130 million in 2002. This increase resulted from 18.7% higher beer sales volume and a 6.3% increase in unit price. Higher volumes were explained by the improvement in the economic situation in Argentina and the incorporation of Heineken beer into our portfolio. Higher prices were explained by price increases in local currency in March and September, the appreciation of the Argentine peso and higher premium product mix.

Soft Drinks and Mineral Water: Our net sales of soft drinks and mineral water increased 3.0% to Ch$115,282 million in 2003, from Ch$111,875 million in 2002. This increase in sales resulted from a 3.6% increase in sales volume, due to increases of 2.3%; 20.7% and 2.5% in soft drinks, nectars and mineral water volumes, respectively; as well as a 1.1% higher nectar per unit price. Higher volumes resulted primary from increased sales of Watt’s nectars, which has experienced greater acceptance by consumers. This increase was partially offset by a 2.2% and 2.4% decrease in soft drinks and mineral water per unit prices, respectively. Lower prices were due to competition from lower price brands in these segments.

Wine: Our net sales of wine increased 8.8% to Ch$82,568 million in 2003, from Ch$75,909 million in 2002. This increase in sales resulted from the incorporation of Finca La Celia (“FLC”), which began consolidating its results within VSP in January 2003. Prior to 2003, FLC was in the “development stage”, and therefore its results from operations were not included in VSP’s consolidated results but were recorded directly to equity for Chilean GAAP purposes.

Cost of Goods Sold
Our cost of good sold consists principally of the costs of packaging and other raw materials, labor costs for production personnel, depreciation of assets related to production, depreciation of returnable bottles, licensing fees, bottle breakage and costs of operating and maintaining plants and equipment. Our cost of goods sold in 2003 amounted to Ch$189,204 million compared to Ch$172,157 million in 2002. As a percentage of net sales, cost of goods sold was 49.3% in both 2003 and 2002. Our cost of goods sold for each business segment during 2003 is described below:

Beer Chile: Our cost of goods sold for our Chilean beer segment increased by 2.7% to Ch$59,183 million in 2003, from Ch$57,614 million in 2002. This increase was a direct result of increased sales. Cost of goods sold as a percentage of sales decreased from 42.4% in 2002 to 39.5% in 2003 mainly due to lower depreciation charges resulting from certain assets reaching full depreciation at the end of 2002, and the dilution of fixed costs as a result of higher sales.

Beer Argentina: Our cost of goods sold for our Argentine beer segment decreased 1.3% to Ch$19,126 million in 2003, from Ch$19,368 million in 2002. Cost of goods sold as a percentage of net sales decreased from 77.1% in 2002 to 60.6% in 2003, mainly due to lower depreciation charges and the dilution of fixed costs as a result of higher sales.

Soft Drinks and Mineral Water: Our cost of goods sold for our soft drinks and mineral water segment increased by 6.9% to Ch$55,167 million in 2003, from Ch$51,623 million in 2002. Cost of goods sold as a percentage of sales increased from 46.1% in 2002 to 47.9% in 2003. This increase was primarily due to adjustments related to bottle deposits based on our estimates of total bottles in circulation and inventory.

Wine: Our cost of good sold for our wine segment increased by 17.7% to Ch$55,578 million in 2003, from Ch$47,225 million in 2002. Cost of goods sold as a percentage of sales increased from 62.2% in 2002 to 67.3% in 2003, mainly due to the consolidation of FLC beginning January 2003 and an increase in the direct cost associated with the export of wine from Chile.

Gross Profit
Our gross profit increased 10.0% to Ch$194,860 million in 2003, from Ch$177,193 million in 2002. This increase was directly related to our increase in sales. As a percentage of net sales, gross profit was 50.7% in both 2003 and 2002.

Selling, General and Administrative Expenses
Our selling, general and administrative expenses, or SG&A, include primarily advertising and promotional expenses, salaries of administrative personnel, maintenance, general expenses, transportation costs and services provided by third parties. Our SG&A increased 7.2% in 2003, to Ch$148,998 million, from Ch$139,051 million in 2002. This increase is principally attributed to the wine segment, due to the consolidation of FLC, and to the commencement of our new pisco business. As a percentage of net sales, our SG&A decreased from 39.8% in 2002 to 38.8% in 2003. The SG&A performance of each business segment during 2003 is described below:

Beer Chile: Our SG&A of our Chilean beer segment increased 5.5% to Ch$53,737 million in 2003, from Ch$50,934 million in 2002. As a percentage of net sales, our SG&A decreased from 37.5% in 2002 to 35.9% in 2003. The increase in SG&A resulted from an increase in salaries and distribution costs, directly related to our increase in sales. This was partially offset by lower marketing expenses for our main brand, Cristal, as the prior year included a significant advertisement campaign. This was partially offset by the launch of Heineken and the formation of a new trade marketing division.

Beer Argentina: Our SG&A of our Argentine beer segment decreased 4.9% to Ch$16,115 million in 2003, from Ch$16,937 million in 2002. This decrease resulted mainly from lower depreciation and a decrease in write-offs of accounts receivable, partially offset by higher transportation and marketing expenses. As a percentage of net sales, our SG&A decreased from 67.4% in 2002 to 51.0% in 2003, largely due to the significant increase in net sales of 25.6% and relatively fixed SG&A expenses.

Soft Drinks and Mineral Water: Our SG&A of our soft drinks and mineral water segment increased 1.7% to Ch$51,459 million in 2003, from Ch$50,602 million in 2002. This increase resulted from higher depreciation and marketing expenses, partially offset by a decrease in salaries due to the transfer of certain employees to our transportation division. As a percentage of net sales, SG&A in this segment decreased slightly from 45.2% in 2002 to 44.6% in 2003.

Wine: Our SG&A of our wine segment increased 18.8% to Ch$23,189 million in 2003, from Ch$19,520 million in 2002. This increase is mainly due to the consolidation of FLC results beginning in January 2003 and higher transportation expenses as a consequence of more exports from Chile. As a percentage of net sales, SG&A for this segment increased from 25.7% in 2002 to 28.1% in 2003.

Operating Income
Our operating income increased 20.2% in 2003 to Ch$45,863 million as compared to Ch$38,142 million in 2002. As a percentage of net sales, operating income, or operating margin, increased from 10.9% in 2002 to 11.9% in 2003. The operating income performance of each of our business segments during 2003 is described below:

Beer Chile: Our operating income from our Chilean beer segment increased by 34.8% to Ch$36,753 million in 2003, from Ch$27,272 million in 2002. Our operating margin for this segment increased from 20.1% in 2002 to 24.6% in 2003.

Beer Argentina: Our operating income from our Argentine beer segment improved from a loss of Ch$11,175 million in 2002 to a loss of Ch$3,665 million in 2003. Our operating margin improved from negative 44.5% in 2002 to negative 11.6% in 2003.

Soft Drinks and Mineral Water: Our operating income from our soft drinks and mineral water segment decreased by 10.3% to Ch$8,656 million in 2003, from Ch$9,649 million in 2002. Our operating margin for this segment decreased from 8.6% in 2002 to 7.5% in 2003.

Wine: Our operating income from our wine segment decreased by 58.5% to Ch$3,801 million in 2003, from Ch$9,163 million in 2002. Our operating margin for this segment decreased from 12.1% in 2002 to 4.6% in 2003.

Non-Operating Income
Our non-operating income increased 285.6% in 2003 to Ch$24,490 million compared to Ch$6,351 million in 2002. This increase is primarily due to the gain associated with the sale of our indirect interest in the Croatian brewery Karlovacka Pivovara. In March 2003, our then 50% owned equity investee Southern Breweries Establishment sold its portion of Karlovacka, which represented SBE’s only material asset, resulting in a one-time gain of Ch$40,541 million. Our portion of the gain was Ch$20,114 million. We subsequently purchased the remaining ownership interest in SBE in order to maintain the entity for future potential acquisitions or developments. Additionally, we recorded higher interest income in 2003 due to temporary higher cash balances resulting from the sale of Karlovacka and the proceeds from a syndicated loan entered into in May 2003. The non-operating results for 2002 reflected income of Ch$1,754 million resulting from the impact of a change in inventory accounting, which was a one-time gain and not recorded for 2003.

Non-Operating Expenses
Our non-operating expenses increased 24.6% in 2003 to Ch$12,110 million as compared to Ch$9,721 million in 2002. This increase is due to higher interest expenses related to the syndicated loan and increases in write-offs of fixed assets and other assets.

Price-Level Restatement and Exchange Gains
The price-level restatement of our non-monetary assets, liabilities and equity due to Chilean inflation and foreign exchange fluctuations resulted in a net gain of Ch$1,262 million in 2003, as compared to a net loss of Ch$3,711 million in 2002. These positive results are largely due to (1) reduced foreign exchange losses arising from the translation of assets and liabilities denominated in Argentine pesos; (2) a reduced charge related to price-level restatement for equity in 2003 as a consequence of the decrease in equity due to the extraordinary dividend paid in 2003 and (3) the inflation factor for 2003 was 1% versus 3% for 2002. A gain in price-level restatement results from holding monetary liabilities in excess of monetary assets during inflationary periods, or from holding foreign currency denominated assets in excess of foreign currency denominated liabilities during periods of devaluation of the Chilean peso.

In accordance with Chilean generally accepted accounting principles, we apply Technical Bulletin 64 (“TB 64”) issued by the Chilean Institute of Accountants to translate and value investments in foreign subsidiaries (see Note 1 to our consolidated financial statements). Under TB 64, our foreign investments in Compañía Industrial Cervecera S.A., or CICSA, and FLC are not subject to price-level restatements based on inflation in those countries. Instead, the U.S. dollar is considered to be the functional currency. As a result, the effect of a devaluation of the peso against the U.S. dollar on our financial statements is determined, in part, by the impact of such devaluation on the value of our investments in CICSA and FLC, as well as on foreign currency denominated obligations that qualify as a hedge against those investments. These effects are recorded in the account “Cumulative translation adjustment” in shareholder’s equity. As of December 31, 2003, our investment in CICSA and FLC amounted to Ch$72,253 million, foreign currency denominated obligations that were designated as a hedge against these investments amounted to Ch$13,887 million and the negative cumulative translation adjustment account amounted to Ch$67 million.

Income Taxes
Our income taxes for 2003 amounted to Ch$4,977 million, translating into an effective consolidated tax rate of 8.4%. Income taxes in 2002 amounted to Ch$7,511 million translating into an effective consolidated tax rate of 24.2%. Our effective consolidated tax rate in 2003 was lower than the Chilean statutory rate of 16.5% mainly due to the gain resulting from our foreign subsidiary SBE’s sale of Karlovacka, which was not taxed as SEB is incorporated in a tax-free country. In 2002, the effective consolidated tax rate was higher than the statutory rate of 16.0% due to losses in the Argentine subsidiaries, for which no tax benefits were recorded; however, the losses were included in the consolidated net income portion of the effective tax calculation. Additionally, Chilean companies and each of their domestic subsidiaries calculate and pay taxes on a separate basis rather than on a consolidated basis.

In accordance with Chilean law, a Chilean company and each of its domestic subsidiaries calculates and pays taxes in Chile on a separate basis rather than on a consolidated basis. As of December 31, 2003, our consolidated subsidiaries had available tax loss carryforwards of Ch$18,213 million in Chile and Ch$24,579 million in Argentina. Our Chilean subsidiaries with the most significant tax loss carryforwards available include Transportes CCU Ltda. with Ch$6,456 million, Inversiones ECUSA S.A. with Ch$5,208 million, Viña Urmeneta S.A. with Ch$4,827 million and Pisconor S.A. with Ch$1,469 million. In Argentina, our subsidiaries with the most significant tax loss carryforwards available are CCU Argentina S.A. with Ch$15,327 million and Finca La Celia with Ch$9,252 million. In Chile, there is no legal expiration date prescribed by law with respect to tax loss carryforwards; however, in Argentina tax loss carryforwards are subject to a five-year expiration date. The extent to which we can utilize such tax loss carryforwards in the future will depend upon the amount of income earned by each subsidiary and the specific tax loss carryforwards available to that particular entity. Dividends paid to us by CCU Argentina will be included in our taxable income in Chile, but will be governed by the applicable regulations of the Chilean tax authorities. We will receive a full credit against income tax in Chile with respect to such dividends for income taxes paid by the Argentine subsidiaries. On December 30, 1998, a 1% tax on assets was implemented in Argentina. This tax can be used as a credit to income tax and is subject to a four-year expiration date.

Minority Interest
Minority interest in 2003 decreased 65.2% to negative Ch$439 million as compared to negative Ch$1,264 million in 2002. This decrease resulted mainly from VSP’s lower net income, partially offset by lower losses from CCU Argentina.

Net Income
Our net income in 2003 was Ch$54,088 million, Ch$31,803 million higher than 2002‘s net income of Ch$22,286 million. The increase in net income is primarily explained by the Ch$20,114 million gain from the sale of the Croatian brewery Karlovacka Pivovara and higher operating income from our beer operations in Chile and Argentina. This was partially offset by the lower results of our wine division.

FISCAL YEAR ENDED DECEMBER 31, 2002 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2001

Net Sales
Our net sales were Ch$349,350 million in 2002 compared to Ch$374,088 million in 2001, representing a 6.6% decrease for 2002. This was a result of a decrease in our Argentine beer segment, partially offset by an increase in our wine segment, while soft drinks and Chilean beer remained relatively stable. The net sales performance of each business segment during 2002 is described below:

Beer Chile: Our net sales of beer in Chile increased by 0.4% to Ch$135,820 million in 2002, from Ch$135,234 million in 2001. This increase in sales resulted from a 0.6% increase in beer sales volume, partially offset by a 0.4% decrease in per unit prices.

Beer Argentina: Our net sales of beer in Argentina decreased by 54.5% to Ch$25,130 million in 2002, from Ch$55,271 million in 2001. This decrease in sales resulted from a 57.6% decrease in per unit prices, as a consequence of the devaluation of the Argentine currency, partially offset by 6.1% increase in beer sales volume.

Soft Drinks and Mineral Water: Our net sales of soft drinks and mineral water decreased by 0.9% to Ch$111,875 million in 2002, from Ch$112,862 million in 2001. This decrease in sales resulted from a 1.4% decrease in overall prices, due to a 1.1% decrease in soft drink unit prices, a 1.3% decrease in nectar prices and a 6.0% decrease in mineral water unit prices. This decrease in net sales was partially offset by a 0.2% increase of overall sales volume, including a 25.1% increase in nectar and 2.6% increase in mineral water volumes, partially offset by a 2.1% decrease in soft drink volumes. The price decreases were due to the absence of nominal price adjustments during 2002 and more aggressive competition in the mineral water segment. Higher nectar volumes were explained by the positive reception of Watt’s nectars by consumers.

Wine: Our net sales of wine increased 8.0% to Ch$75,909 million in 2002, from Ch$70,288 million in 2001. This increase in sales resulted from a 14.3% increase in overall sales volume, consisting of a 19.5% increase in domestic volumes and an 8.9% increase in export volumes. This increase in sales was partially offset by a 5.5% decrease in overall prices, consisting of an 8.7% decrease in domestic per unit prices and a 1.4% decrease in export per unit prices. Higher volumes in the domestic market were due to lower prices. Lower prices were a result of a more competitive environment and lower costs of raw materials which we were able to pass on to our consumers. The export volume increased mainly due to larger demand for bulk wine.

Cost of Goods Sold
Cost of goods sold in 2002 amounted to Ch$172,157 million as compared to cost of goods sold in 2001 that reached Ch$176,934 million. As a percentage of net sales, cost of goods sold was 49.3% in 2002 compared to 47.3% in 2001. The increase in cost of goods sold as a percentage of net sales in 2002 is principally attributable to fixed costs relative to a significant decline in sales in our Argentine beer segment and higher direct costs in our Chilean beer operations. Our cost of goods sold for each business segment during 2002 is described below:

Beer Chile: Our cost of goods sold for our Chilean beer segment increased by 4.9% to Ch$57,614 million in 2002, from Ch$54,899 million in 2001. Cost of goods sold as a percentage of sales increased from 40.6% in 2001 to 42.4% in 2002 due to the effect of exchange rate fluctuations in dollar denominated raw materials and increases in the volume of non-returnable packaging which have a higher cost to produce.

Beer Argentina: Our cost of goods sold for our Argentine beer segment decreased by 33.3% to Ch$19,368 million in 2002, from Ch$29,037 million in 2001 mainly, as a consequence of the devaluation of the Argentine currency. Cost of sales as a percentage of net sales increased from 52.5% in 2001 to 77.1% in 2002, mainly because direct production costs are indexed to the U.S. dollar and depreciation is accounted for in historical dollars.

Soft Drinks and Mineral Water: Our cost of goods sold for our soft drinks and mineral water segment decreased by 5.2% to Ch$51,623 million in 2002, from Ch$54,448 million in 2001. Cost of goods sold as a percentage of sales decreased from 48.2% in 2001 to 46.1% in 2002 mainly due to lower direct costs for mineral water as a consequence of lower cost of packaging, and lower depreciation charges.

Wine: Our cost of good sold for our wine segment increased by 7.5% to Ch$47,225 million in 2002, from Ch$43,922 million in 2001, mainly due to higher sales. Cost of goods sold as a percentage of net sales remained relatively stable at 62.2% in 2002 compared with 62.5% in 2001.

Gross Profit
Our gross profit decreased 10.1% to Ch$177,193 million in 2002, from Ch$197,154 million in 2001. As a percentage of net sales, gross profit decreased from 52.7% in 2001 to 50.7% in 2002. The decrease in gross profit was primarily due to the lower sales of Argentine beer measured in Chilean pesos as a consequence of the devaluation of the Argentine currency.

Selling, General and Administrative Expenses
Our SG&A decreased 8.4% in 2002, to Ch$139,051 million, from Ch$151,743 million in 2001. This decrease is principally attributed to lower SG&A in our Argentinean beer business, which was partially offset by higher SG&A in our wine, Chilean beer and soft drink operations. As a percentage of net sales, our SG&A decreased from 40.6% in 2001 to 39.8% in 2002. The SG&A performance of each business segment during 2002 is described below:

Beer Chile: Our SG&A of our Chilean beer segment increased by 1.3% to Ch$50,934 million in 2002, from Ch$50,281 million in 2001. This increase resulted from higher marketing expenses related to activities aimed at strengthening the Cristal brand name, partially offset by lower salaries. As a percentage of net sales, our SG&A remained relatively stable.

Beer Argentina: Our SG&A of our Argentine beer segment decreased by 49.1% to Ch$16,937 million in 2002, from Ch$33,292 million in 2001. This decrease resulted mainly from the devaluation of the Argentine peso. As a percentage of net sales, our SG&A increased from 60.2% in 2001 to 67.4% in 2002.

Soft Drinks and Mineral Water: Our SG&A of our soft drinks and mineral water segment increased by 2.2% to Ch$50,602 million in 2002, from Ch$49,536 million in 2001. This increase resulted mainly from higher marketing expenses and depreciation charges related to marketing assets, partially offset by lower salaries. As a percentage of net sales, SG&A in this segment increased from 43.9% in 2001 to 45.2% in 2002.

Wine: Our SG&A of our wine segment increased by 17.0% to Ch$19,520 million in 2002, from Ch$16,691 million in 2001. This increase is mainly due to higher marketing, salaries and travel expenses to support the sales growth. As a percentage of net sales, SG&A for this segment increased from 23.7% in 2001 to 25.7% in 2002.

Operating Income
Our operating income decreased 16.0% in 2002 to Ch$38,142 million as compared to Ch$45,411 million in 2001. Operating margin decreased from 12.1% in 2001 to 10.9% in 2002. The operating income performance of each of our business segments during 2002 is described below:

Beer Chile: Our operating income from our Chilean beer segment decreased by 9.3% to Ch$27,272 million in 2002, from Ch$30,054 million in 2001. Our operating margin for this segment decreased from 22.2% in 2001 to 20.1% in 2002.

Beer Argentina: Our operating income from our Argentine beer segment decreased from a loss of Ch$7,059 million in 2001 to a loss of Ch$11,175 million in 2002. Our operating margin decreased from negative 12.8% in 2001 to negative 44.5% in 2002.

Soft Drinks and Mineral Water: Our operating income from our soft drinks and mineral water segment increased by 8.7% to Ch$9,649 million in 2002, from Ch$8,878 million in 2001. Our operating margin for this segment increased from 7.9% in 2001 to 8.6% in 2002.

Wine: Our operating income from our wine segment decreased by 5.3% to Ch$9,163 million in 2002, from Ch$9,676 million in 2001. Our operating margin for this segment decreased from 13.8% in 2001 to 12.1% in 2002.

Non-Operating Income
Our non-operating income decreased by 73.8% in 2002 to Ch$6,351 million as compared to Ch$24,224 million in 2001. This decrease is primarily explained by the absence of the non-recurring gain of Ch$17,371 million in the sale of Backus & Johnston shares realized in 2001, and lower financial income, Ch$1,652 million in 2002 as compared to Ch$3,566 million in 2001, reflecting lower interest rates.

Non-Operating Expenses
Our non-operating expenses decreased 45.6% in 2002 to Ch$9,721 million as compared to Ch$17,870 million in 2001. This decrease is mainly explained by lower restructuring costs in 2002, lower interest expense -Ch$3,871 million in 2002 as compared to Ch$6,457 million in 2001- the absence of expenses related to an extraordinary dividend paid in 2001 and lower losses in the sale of property, plant and equipment.

Price-Level Restatement and Exchange Differences
Our price-level restatement of our non-monetary assets, liabilities and equity due to Chilean inflation and foreign exchange fluctuations resulted in a net loss of Ch$3,711 million in 2002, as compared to a net loss of Ch$2,496 million in 2001. These negative results are mainly a consequence of the price level restatement of inventories done in 2002 due to a change in the accounting treatment of inventories.

As of December 31, 2002, our investment in SBE and CCU Argentina amounted to Ch$96,282 million, foreign currency denominated obligations that were designated as a hedge against these investments amounted to Ch$16,330 million and the positive cumulative translation adjustment account amounted to Ch$17,987 million.

Income Taxes
Our income taxes for 2002 amounted to Ch$7,511 million translating into an effective consolidated tax rate for us of 24.2%. Income taxes in 2001 amounted to Ch$7,434 million translating into an effective consolidated tax rate of 15.1%. In 2002, the effective consolidated tax rate was higher than the statutory rate of 16.0% due to losses in the Argentine subsidiaries, for which no tax benefits were recorded; however, the losses were included in the consolidated net income portion of the effective tax calculation. Additionally,

Chilean companies and each of their domestic subsidiaries calculate and pay taxes on a separate basis rather than on a consolidated basis. In 2001, the effective consolidated tax rate was close to the Chilean statutory rate of 15.0% as a result of the use of all the tax loss carryforwards available to the wine subsidiary, a lower loss in Argentina than in 2002 and the effect on deferred income taxes from the change in the enacted Chilean statutory rate that increased to 16.0% in 2002.

In accordance with Chilean law, a Chilean company and each of its domestic subsidiaries calculate and pay taxes in Chile on a separate basis rather than on a consolidated basis. As of December 31, 2002, our consolidated subsidiaries had available tax loss carryforwards of Ch$9,207 million in Chile and Ch$17,418 million in Argentina. Our Chilean subsidiaries with the most significant tax loss carryforwards available include Transportes CCU Ltda. with Ch$4,805 million and Inversiones ECUSA S.A. with Ch$3,796 million. In Argentina, the subsidiary with the most significant tax loss carryforwards available is CICSA with Ch$17,094 million.

Minority Interest
Our minority interest in 2002 decreased 33.9% to Ch$1,264 million as compared to Ch$1,912 million in 2001. This decrease resulted from the higher losses of CCU Argentina and the lower net income in VSP.

Net Income
Our net income in 2002 was Ch$22,286 million, Ch$17,638 million lower than 2001‘s net income of Ch$39,924 million. The decrease in net income is primarily explained by a Ch$10,939 million decrease in our non-operating results mainly due to the absence of the non-recurring gain from the sale of Backus & Johnston shares which occurred in 2001 and the weaker performance of our beer operations, both in Chile and Argentina.

Impact of Inflation
In general, inflation has an adverse effect of diminishing the purchasing power of a company’s monetary assets that are not price-level indexed, and has a positive effect of reducing the real value of a company’s monetary liabilities that are not price-level indexed. In addition, to the extent that increases in a company’s costs of production are not passed on in the form of higher prices for a company’s goods, inflation will adversely affect earnings.

Most of our monetary assets, principally accounts receivable, and liabilities, principally accounts payable, that are not price-level indexed are short-term and thus are not significantly affected by inflation. However, our liability for deposits on bottles and containers (Ch$11,871 million at December 31, 2002 and Ch$11,097 million at December 31, 2003) is a long-term, non-indexed monetary liability that is affected over time by inflation. The net impact of inflation on our capital expenditures has generally been neutral as all substantial assets constructed or acquired are fixed non-monetary assets and all substantial liabilities incurred in the process of financing capital expenditures are price-level indexed or foreign-currency denominated. Nonetheless, high rates of inflation in the future could have a variety of unpredictable effects on us and could adversely impact our operations.

U.S. GAAP Reconciliation
Our net income under U.S. GAAP for 2001, 2002 and 2003 was Ch$35,901 million, Ch$19,533 million and Ch$55,209 million, respectively, as compared to that reported under Chilean GAAP of Ch$39,924 million, Ch$22,286 million and Ch$54,088 million, respectively. These differences are principally the result of US GAAP adjustments for the:

  reversal of amortization of goodwill
  differences associated with the amortization of intangible trademarks accounting treatment of developmental stage enterprises
  impact of including labor and overhead costs in inventories in 2001 revaluation of fixed assets
  adjustments of employee severance indemnities
  capitalization of interest on assets under construction, and recording of deferred income taxes.

Our total shareholders’ equity under U.S. GAAP as of December 31, 2001, 2002 and 2003 was Ch$426,690 million, Ch$456,313 million and Ch$275,188 million, respectively, as compared to that reported under Chilean GAAP for the same period of Ch$428,161 million, Ch$437,820 million and Ch$278,772 million, respectively. The differences between shareholders’ equity under U.S. GAAP and Chilean GAAP are principally the result of US GAAP adjustments for the:

  amortization of goodwill and trademarks
  reversal of the revaluation of fixed assets and related depreciation minimum dividends required under Chilean GAAP
  capitalization of interest on assets under construction
  reversal of gain on investment in Vina Dassault San Pedro S.A.
  adjustments of employee severance indemnities, and
  recording of deferred income taxes (FAS No. 109).

Liquidity and Capital Resources

Our main source of liquidity has been cash generated by our operating activities, which amounted to Ch$70,522 million, Ch$65,409 million and Ch$63,334 million during 2001, 2002 and 2003, respectively.

Our cash flow from operations and working capital are our primary sources to meet both our short-term and long-term obligations. In the opinion of our management, they are sufficient to this end.

In 2003, our cash flows provided by operating activities totaled Ch$63,334 million. The main component of cash flows generated by operating activities in 2003 was net income of Ch$54,088 million compared to Ch$22,286 million in 2002. In 2003, we recorded a non-cash equity gain of Ch$19,739 million compared to a non-cash equity gain of only Ch$870 million in 2002. Cash flows from the changes in operating assets and liabilities resulted in the net use of Ch$12,863 million compared to the net use of Ch$10,482 million in 2002. Cash used in 2003 resulted primarily from an increase in our accounts receivable balance, inventories and other assets.

In 2003, our cash flows used in financing activities totaled Ch$97,761 million compared to Ch$26,169 million in 2002. The main components of cash flows used in financing activities consisted of dividends paid of Ch$188,292 million and repayment of bank borrowings of Ch$43,626 million, partially offset by proceeds from bank borrowings of Ch$132,740 million. In 2002, payments of cash dividends were Ch$23,330 million and repayment of bank borrowings was Ch$28,823 million.

In 2003, our cash flows provided by investment activities totaled Ch$9,126 million compared to cash used in investing activities of Ch$12,728 million in 2002. The main components of cash flows provided by investment activities in 2003 consisted of net proceeds from the sale of investments in unconsolidated affiliates of Ch$31,176 million partially offset by capital expenditures of Ch$24,773 million.

There are no material restrictions, either legal or economic, that would limit our ability to transfer funds (i.e., dividends, loans, or advances) from our subsidiaries to us.

As of December 31, 2003, we had Ch$52,467 million in cash, time deposits and marketable securities, which does not include Ch$14,128 million corresponding to readjustable promissory notes issued by the Central Bank and purchased under resale agreements. Indebtedness, including accrued interest, amounted to Ch$140,005 million as of December 31, 2003. Short-term indebtedness included:

  Ch$35,812 million of short-term obligations to banks and financial institutions under certain lines of credit described below,
  Ch$1,664 million representing the current portion of long-term public bonds, and
  Ch$1,340 million representing the current portion of long-term debt to banks.

As of December 31, 2003, long-term indebtedness, excluding the current portion, comprised:

  Ch$82,718 million of long-term obligations to banks, and
  Ch$18,471 million of long-term obligations to the public represented by bonds.

On May 9, 2003, the Cayman Islands Branch of Compañías Cervecerías Unidas S.A., entered into a US$135 million, five-year unsecured, syndicated loan agreement. This credit agreement has a variable interest rate of the London Interbank Offered Rate, or LIBOR, plus 0.75% in U.S. dollars, with five equal semi-annual amortization installments of principal beginning on the third anniversary of the closing. Interest payments are on a quarterly basis. The credit agreement was syndicated by 11 banks. We will repay this debt with the cash generated by our operating activities.

To avoid the exchange and interest risks of this credit, we entered into cross currency interest rate swap agreements for an aggregate of US$96.1 million, 86.4% of which is in variable Chilean pesos rate and 13.6% of which is in fixed Chilean pesos rate. Therefore, we replaced the risk of LIBOR fluctuations for this credit agreement, with the risk of variations in the nominal Tasa Activa Bancaria, or TAB rate, expressed in Chilean pesos for an amount of Ch$49,285 million (US$83 million). Nevertheless, we expect that if the TAB rate rises, such rise would be due to a recovery on consumer demand, which would result, in turn, in an improvement in our operating results, causing a natural hedge for the nominal variable rate Chilean peso debt.

As of December 31, 2003, we were required, under our debt covenants then in effect, to maintain certain financial ratios. The most significant covenants required us to maintain a consolidated interest coverage ratio (the ratio of operating income plus depreciation and operating amortization to interest expenses) equal to or higher than 3.00 to 1.00, to maintain a consolidated leverage ratio (the ratio of financial debt to operating income plus depreciation and operating amortization) equal or lower than 3.00 to 1.00, and a minimum consolidated equity of 15 million Unidades de Fomento (as of December 31, 2003, approximately US$427 million). Furthermore, we were required to maintain a current ratio (the ratio of current assets to current liabilities) of more than 1.0 to 1.0 on both a consolidated and unconsolidated basis, as well as an indebtedness ratio (the ratio of liabilities to shareholders’ equity) lower than 2.0 on both a consolidated and unconsolidated basis.

At December 31, 2003, we met all our financial debt covenants and had a consolidated interest coverage ratio of 15.26 to 1, a consolidated leverage ratio of 1.63 to 1, a current ratio of 2.82 to 1 on an unconsolidated basis and 1.65 to 1 on a consolidated basis. Our consolidated equity as of December 31, 2003 was Ch$278,772 million (UF16.5 million, or US$469.5 million). Our indebtedness ratio was 1.21 and 1.07 on an unconsolidated and consolidated basis, respectively.

The following table summarizes debt obligations held by us as of December 31, 2003. The table presents principal payment obligations in millions of Chilean pesos by interest rate structure, financial instrument and currency, with their respective maturity dates and related weighted-average interest rates:

Interest-Bearing Debt as of December 31, 2003
(millions of Ch$, except percentages)

Expected Maturity Date

Fixed rate	Average Int. Rate		2004	2005	2006	2007	2008	Thereafter	TOTAL

Ch$ (UF) (1)	Bonds	6.0%	Ch$1,664	1,368	1,368	381	381	14,974	20,135

TOTAL			Ch$1,664	1,368	1,368	381	381	14,974	20,135

Variable rate	Average Int. Rate		2004	2005	2006	2007	2008	Thereafter	TOTAL

Ch$ (UF) (1)	Banks	2.5%	Ch$904	852	852	852	-	-	3,459
US$ (2)	Banks	2.1%	35,820	-	32,065	32,065	16,033	-	115,983
Argentine $	Banks	4.8%	202	-	-	-	-	-	202
Euro	Banks	3.4%	226	-	-	-	-	-	226

TOTAL			Ch$37,152	852	32,917	32,917	16,033	-	119,870

(1)	A UF (Unidad de Fomento) is a daily indexed, peso-denominated monetary unit. The UF is set daily in advance based on the previous month's inflation rate.
(2)	Includes the US$135 million syndicated loan, of which US$96.1 million are hedged through cross currency interest rate swap agreements.

To hedge our market risks, we hold debt obligations in various currencies and we enter into some derivatives contracts. See "Item 11: Quantitative Information About Market Risk."

Our treasury policy is to invest in highly liquid financial instruments issued by first class financial institutions. Investments are made primarily in Chilean pesos and U.S. dollars. As of December 31, 2003, we had invested Ch$45,819 million in Chilean peso related instruments and Ch$9,910 million in U.S. dollar related instruments.

The following table summarizes financial instruments, including time deposits, marketable securities and securities purchased pursuant to repurchase agreements, held by us as of December 31, 2003:

Short-Term Financial Instruments
(millions of Ch$)

UF (*)	652
Ch$	45,167
US$	9,910
Argentine $	1

TOTAL	55,730

Capital Expenditures
We continue to make substantial capital expenditures to meet estimated growth in demand for our products. Our plans for capital expenditures through 2007 period are displayed in the following table. The information is presented in constant Chilean pesos of December 31, 2003

Business Unit		2004	2005	2006	2007

		(millions of Ch$ as of December 2003)

Beer Chile
	Machinery and equipment	5,290	3,045	1,238	2,306
	Packaging	2,032	1,980	2,027	2,186
	Marketing assets	2,490	3,097	2,412	3,367
	Software and hardware	127	63	85	37
	Other	453	2,542	2,274	248

	Total	10,391	10,727	8,038	8,145

Beer Argentina
	Machinery and equipment	3,505	919	2,082	2,404
	Packaging	658	804	907	723
	Marketing assets	871	1,002	1,094	1,136
	Software and hardware	156	216	56	56
	Other	201	36	36	20

	Total	5,391	2,976	4,175	4,338

Soft Drinks & Mineral Water
	Machinery and equipment	971	5,616	2,939	1,739
	Packaging	2,836	2,158	2,145	2,145
	Marketing assets	2,709	3,152	3,152	3,152
	Software and hardware	100	77	180	77
	Other	280	115	174	107

	Total	6,895	11,119	8.591	7,220

Wine
	Machinery and equipment	2,696	6,893	2,003	1,660
	Packaging	1,713	2,374	2,469	2,802
	Marketing assets	28	85	85	85
	Software and hardware	185	162	162	162
	Other	566	3,167	614	607

	Total	5,188	12,682	5.333	5,315

Others		3,098	8,531	7,433	2,666

Total		30,964	46,035	33,570	27,683

During the years 2004 through 2007, we plan to make capital expenditures mainly to adapt, update and increase production capacity, install new bottling lines, enhance environmental protection, optimize our distribution system and warehouse facilities, invest in additional returnable bottles and crates to replace obsolete inventories, adapt to new packaging formats and support industry volume growth. Capital expenditures are also focused on improving management information systems and making additional investments in marketing assets.

Regarding our beer businesses, capital expenditures in machinery and equipment may result in Chile from moving Heineken production from our Temuco plant to our Santiago facility, and in Argentina due to the projected increase in production capacity for our Salta plant and the expansion of the bottling line in Santa Fe. During this period, our soft drinks, mineral water, nectars and wine businesses contemplate capital expenditures in bottling lines and tanks. Other important categories of capital expenditures in Chile include packaging and marketing assets, mainly for our beer and soft drinks, mineral water and nectar businesses. If consumption of our products continues to grow at high rates, we may need additional capital expenditures to increase our production capacities.

We review our capital investment program periodically and changes to the program are made as appropriate. Accordingly, there can be no assurance that we will make any of these proposed capital expenditures at the anticipated level or at all. In addition, we are studying the possibility of making acquisitions in the same or related beverage businesses, either in Chile or in other countries of South America’s southern cone. Our capital investment program is subject to revision from time to time due to changes in market conditions for our products, general economic conditions in Chile, Argentina and elsewhere, interest, inflation and foreign exchange rates, competitive conditions and other factors.

We expect to fund our capital expenditures through a combination of internally generated funds and long term indebtedness.

Contractual Obligations
The following table summarizes our known contractual obligations as of December 31, 2003:

	Payments due by period (unaudited, in million of Chilean pesos)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-Term Debt Obligations (1)	104,193	3,004	36,504	49,711	14,974
Capital (finance) Lease Obligations (2)	142	71	71	-	-
Operating Lease Obligations (3)	18,637	5,641	6,249	2,110	4,638
Purchase Obligations (4)	28,557	12,071	12,524	2,622	1,340
Other Long-Term Liabilities (5)	11,097	-	-	5,965	5,131

Total	162,625	20,786	55,348	60,408	26,084

(1)	Includes long-term bank loans and bonds payable
(2)	Includes one leasing operation
(3)	Includes real property, vineyards and warehouse leases, as well as marketing contracts
(4)	Includes raw material purchase contracts
(5)	Includes deposits on bottles and containers

Off Balance Sheet Arrangements
We do not have any off-balance sheet arrangements involving any transactions, agreements or other contractual arrangements involving an unconsolidated entity under which we have:

  made guarantees;

  a retained or a contingent interest in transferred assets;

  an obligation under derivative instruments classified as equity; or

  any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or that engages in leasing, hedging or research and development arrangements with us.

We record payments made under operating leases as expenses, and none of our operating lease obligations are reflected on our balance sheet. We have no other off-balance sheet arrangements. See Notes 1 and 21 to our audited consolidated financial statements for a more detailed discussion of contingencies, including guarantees.

Research and Development

Our research and development efforts do not involve material expenditures, as we rely primarily on technical assistance and technology transfer agreements with domestic and foreign companies and institutes. In 2003, we entered into two technical agreements with Heineken International for assistance with all technical issues related to the production and bottling of Heineken beer, one for Chile and the other one for Argentina. The initial term of these agreements is ten years beginning in June 2003, renewable for subsequent periods of five years. See “Item 6: Directors, Senior Management and Employees” and “Item 7: Major Shareholders

and Related Party Transactions”. The license agreement between CCU Argentina and Anheuser-Busch, signed in 1995, as amended, also provides us with both technical and marketing assistance for the production and marketing of Budweiser beer brand in Argentina. See “Item 4: Information on the Company – Our Business – Business Overview – Our Beer Business – Our Beer Business in Argentina – Beer Production and Marketing in Argentina”.

Critical Accounting Policies and Practices

A summary of our significant accounting policies is included in Note 1 to our audited consolidated financial statements, which are included in this annual report. The preparation of financial statements requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying footnotes. Our estimates and assumptions are based on historical experiences, changes in the business environment and information collected from qualified external sources. However, actual results may differ from estimates under different conditions, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results and/or require management’s most subjective judgments. Our most critical accounting polices and estimates are described below.

a) Property, plant, equipment and bottles: The key judgments we must make under the property and equipment policy include the estimation of the useful lives of our various asset types, expected residual values, the election to utilize primarily the straight-line method for recording depreciation, management’s judgment regarding appropriate capitalization or expensing of costs related to fixed assets, and our determination that no impairment exists.

Property and equipment are stated at cost and are depreciated by the straight-line method based on the estimated useful lives of the assets. In estimating the useful lives (no expected residual values are considered) we have primarily relied upon actual experience with the same or similar types of equipment and recommendations from the manufacturers. Useful lives are based on the estimated amount of years an asset will be productive. Subsequent revisions to these estimates could be caused by new technologies, changes to maintenance procedures, changes in utilization of the equipment, and changing market prices of new and used equipment of the same or similar types.

Property and equipment assets are evaluated for possible impairment, as applicable. Factors that would indicate potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived asset(s), a significant change in the long-lived asset’s physical condition and operating or cash flow losses associated with the use of the long-lived asset. This process requires our estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the appropriate asset’s carrying values are written down to net realizable value and the amount of the write-down is charged against the results of continuing operations.

Expenditures that substantially improve and/or increase the useful life of facilities and equipment are capitalized. Minor and other unscheduled maintenance costs are charged to income as incurred.

b) Allowance for doubtful accounts: At the end of each period, we record provisions to cover the doubtful collection of accounts receivable, which is mainly determined by the age of overdue balances, which is based on criteria established by us. The percentages provisioned range from 20% for accounts overdue between 61 and 90 days, to 100% in the case of accounts that are more than 180 days overdue. In case of rejected documents (bad checks), the percentage is 100% if they are overdue by more than 30 days. In the case of supermarkets, the provisions are determined on a case by case basis by our credit committee, which applies certain estimates and judgments including return rates and financial worthiness of customers. Our management considers that the provision determined under the parameters described above are reasonable and sufficient to cover losses inherent in these accounts.

c) Inventories: Our inventories of finished and in-process goods, raw materials and supplies are stated at replacement cost and include the cost of raw materials and labor and overhead costs added to the products.

The resulting value of inventories does not exceed their estimated net realizable values. For the year ended December 31, 2001, our inventories included solely the cost of raw materials. We record obsolescence provisions for finished products, products in process, raw material and other materials based on technical reports, which take into consideration certain estimations and assumptions, including market conditions and consumer consumption estimates.

d) Goodwill, negative goodwill and other intangible assets: Management exercises judgment in assessing goodwill, negative goodwill and other intangibles including trademarks for impairment. Goodwill arises from the excess of the purchase price of companies acquired over their net book value. We amortize costs in excess of book value of net assets (and the excess of book value over cost) of our businesses using the straight-line method over a period not to exceed 20 years. This period is based on management’s assumption regarding the estimated period of recovery regarding these investments. This assumption takes into consideration various factors, including but not limited to, significant decreases in the market value of the investment, significant changes in legal or regulatory provisions and how these may impact the value of an investment and rates of returns used in calculating operating or cash flows associated with the use of our assets. We annually review the recorded value of our goodwill, or sooner if changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability of the carrying value of the asset is determined by comparing net book value, including goodwill, to fair value based on the estimated future net cash flows of the relevant assets.

e) Deposits on bottles and containers: Glass and plastic returnable bottles and crates are presented within fixed assets at their historic cost plus price-level restatement and net of obsolescence provisions. Glass bottles are depreciated over a period of up to eight years, plastic bottles over up to four years and plastic crates in ten years. In Chile, returnable bottles are proprietary and are only given to customers in exchange for a deposit equivalent to a significant portion of the replacement cost of such bottles. The amount collected is recorded in the deposits on bottles and containers liability account that is not price-level adjusted. The deposit is returned to the customer when the bottles and the commodity agreement are returned. The expected return of bottles and containers put into circulation in the market and the estimated value of valid deposits, especially those from glass bottles, are adjusted annually. The adjustment is based on an estimate that is carried out by counting the bottles held by customers and adding an estimate of the number of bottles in hands of the final consumers. This latter estimate is based on independent studies and historical information regarding the return of these bottles. In Argentina, all companies use the same returnable bottles. Therefore, unlike in Chile where returnable bottles are proprietary and require a deposit, bottles are loaned to customers at no cost.

f) Deferred Taxes: Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletin No. 60 of the Chilean Institute of Accountants. The effects of deferred income taxes at January 1, 2000, which were not previously recorded, are recognized in income beginning in 2000 as the temporary differences reverse. Under Technical Bulletin No. 60, deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. In making this determination, we consider both positive and negative evidence and make certain assumptions, including projections of taxable income. Changes in these assumptions should not have a material impact on results.

g) Severance Indemnities: The Company and most of its subsidiaries have agreed with their personnel to the payment of long-term severance indemnities. The accrued liability covering this obligation is reported under Long-term liabilities. It has been calculated for years 2002 and 2003 based on the present value of the obligation, assuming a 7% discount rate and an average employee tenure based on the legal retirement age (65 for men and 60 for women).

h) Investments: The investments in Argentinean subsidiaries, CICSA and Finca La Celia, are recorded in accordance with Technical Bulletin No. 64 of the Chilean Institute of Accountants. Under this pronouncement, the financial statements of foreign subsidiaries, which operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations must be remeasured into U.S. dollars and translated into Chilean pesos at the year-end exchange rate. As a result, no effect is given to price-level restatements based on inflation in those countries and the U.S. dollar is considered to be the functional currency of these operations. Accordingly, the financial statements of the Argentinean subsidiaries are prepared in accordance with Chilean GAAP except for the application of monetary correction and then remeasured into U.S. dollars as follows:

1)	Monetary assets and liabilities at the closing exchange rate for the period;

2)	All other assets and liabilities and shareholders' equity are expressed in historical U.S. dollars;

3)	Income and expenses accounts at average rate during the period;

4)	The resulting exchange adjustments are included in the results of operations.

The resulting U.S. dollar amounts are then translated to Chilean pesos at the Observed Exchange Rate of the U.S. dollar in relation to the Chilean pesos at the balance sheet date. The net equity in the foreign subsidiaries in Chilean pesos is compared to the investment valued by the equity method at the beginning of the year, as adjusted for price-level changes in Chile during the year. Any difference between the Company’s participation in the equity of the subsidiaries and the investment therein as adjusted for Chilean inflation, arises from exchange adjustments, which are included in the Cumulative Translation Adjustment account in the equity section of the balance sheet under Chilean GAAP.

Argentine investments are subject to risk and certain restrictions due to potential inflationary and exchange risk. Impairment tests are performed on these and all investments when facts and circumstances indicate that there may be impairment. This process requires management’s assessment of current conditions and management’s estimate of future cash flows and future economic conditions. Any impairment loss is measured on the basis of the difference between the carrying value and fair value of these investments.

Trend Information

As described under “Item 4: Information on the Company – Business Overview” and “– Operating Results,” the most significant trend affecting our results of operations currently and during the past five fiscal years has been the prolonged recession in Argentina which culminated in an economic crisis in late 2001, and the stagnated consumption due to the weak economic recovery after its 1999 recession in Chile.

After four years of recession in Argentina, during 2003 the economy stabilized, evidenced by significant increases in consumption and prices in the beer industry. However, current prices in U.S. dollar terms are still significantly lower than those prevailing in December 2001, before the Argentine peso devaluation. This positive tendency has continued throughout the first five months of 2004. Nevertheless, further recovery in Argentina will depend on deep structural reforms in many areas, including the relationship between the federal government and the provinces, regulations in many markets, the resumption of external debt service, as well as the solution of the energy crisis.

Revenues from CCU Argentina in Chilean pesos are also subject to the volatility of exchange rates of the Chilean peso, U.S. dollar and Argentine peso in any given period, which may also affect the level of income reported from our foreign operations under Chilean GAAP.

The Chilean economy experienced moderate growth of 3.3% in 2003. It is beginning to feel the rebound of the global economy and growth estimates for 2004 are between 4.5% and 5.5%. On the domestic side of the economy, consumer demand has increased over the last year, growing by 3.7% in 2003, and interest rates are at historically low levels. In spite of the favorable economic climate, there can be no assurance that our products’ consumption will grow in the same proportion. Our margins in the domestic businesses should benefit from the current lower average exchange rate as compared with 2003, if the exchange rate follows the same tendency throughout the year. We expect that our wine business should improve its profitability level, both in domestic and export markets, due to the measures we are implementing to rationalize costs and expenses, reduce SKUs, optimize prices and focus on the main export markets.

In addition, our beer brands in Chile may face increased competition from other brewers as well as from alcoholic beverages such as wine and spirits, and non-alcoholic beverages such as soft drinks. Beer consumption in Chile historically has been influenced by changes in domestic wine prices. Increases in domestic wine prices have tended to lead to increases in beer consumption, while reductions in wine prices have tended to reduce or slow the growth of beer consumption. However, this correlation has not been observed clearly in the past five years due to the low level of wine consumption and factors like higher wine quality and awareness of the positive effects of moderate wine consumption on health. Similarly, the price of soft drinks has decreased relative to the price of beer over the past few years, due to lower packaging costs and the introduction of larger packaging formats, which may also affect further growth in beer consumption.

In recent months, the Argentine government began restricting gas exports to Chile due to supply problems in that country. This situation will have a cost effect on our beer production plants in Chile and Argentina, as well as our soft drinks plants in Chile. Additionally, we expect an increase in electrical power costs, related to these same gas restrictions. We do not need additional investments because our boilers can work with gas or with alternative fuels, such as diesel oil. Considering the current energy prices, we estimate that the higher costs at a consolidated level should not exceed Ch$1,100 million for 2004.

ITEM 6: Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth certain information with respect to our executive officers and members of our board of directors, as of May 31, 2004:

Directors	Position	Position Held Since	At CCU Since

Guillermo Luksic (1)	Chairman of the Board and	September 1990 (Chairman)	November 1986
	Director	November 1986 (Director)	November 1986
Giorgio Maschietto	Vice Chairman of the Board	May 2001 (Vice Chairman)	April 2001
	and Director	April 2001 (Director)
Jorge Carey	Director	April 2001	April 2001
Andronico Luksic (1)	Director	November 1986	November 1986
Manuel Jose Noguera	Director	May 1987	May 1987
Carlos Olivos	Director	October 2003	October 2003
Philippe Pasquet	Director	June 2003	June 2003
Francisco Perez	Director	July 1998	February 1991
Alejandro Strauch	Director	July 2003	July 2003

Senior Management	Position	Position Held Since	At Company Since

Patricio Jottar	Chief Executive Officer	July 1998	July 1998
Dirk Leisewitz	General Comptroller	Mayo 1988	December 1987
Jorge Aninat	Engineering Manager	March 1996	April 1977
Ricardo Bartel	Chief Financial Officer	May 2004	May 1990
Marisol Bravo	Corporate Affairs and	June 1994	July 1991
Public Relations Manager
Pablo De Vescovi	Human Resources Manager	September 1998	November 1994
Francisco Diharasarri	ECUSA Manager	October 2003	June 1985
Johan Doyer	CCU Chile Manager	November 2003	November 2003
Alvaro Fernandez	Pisconor Manager	September 2002	September 1998
Hugo Ovando	Development Manager	September 2002	September 1997
Ricardo Reyes	Vina San Pedro Manager	May 2004	July 1996
Margarita Sanchez	Chief of Legal Division	November 1986	April 1972
Fernando Sanchis	CCU Argentina Manager	May 1995	May 1995

(1)	Guillermo Luksic and Andronico Luksic are brothers.

Guillermo Luksic (48), has served as our Chairman of the Board and Director since September 1990 and November 1986, respectively. He is currently Chairman of the Board of Directors of Quiñenco S.A., Telefónica del Sur S.A. and Madeco S.A., as well as a member of the board of directors of several other companies, including, Banco de Chile and IRSA.

Giorgio Maschietto (64), has served as our Vice Chairman of the Board and Director since April 2001. He is also currently a member of the board of directors of Viña San Pedro S.A., ECUSA, IRSA, Cecinas San Jorge S.A. and Multitiendas Corona S.A. Until his retirement in 1998, he held several positions at

Unilever in Italy, United Kingdom and Chile. He received a degree in Chemical Engineering from the Catholic University of Chile.

Jorge Carey (61), has served as our Director since April 2001. He is currently senior partner at the law firm Carey y Cía. Ltda., as well as member of the board of directors of several corporations, including Cemento Melón S.A., ING Chile, Enaex, Masisa, Terranova, Aur Mining Corporation and Chile Moneda Fund. He received his law degree from the Catholic University of Chile and his Master’s degree in Comparative Jurisprudence from the New York University Law School.

Andrónico Luksic (50), has served as our Director since November 1986. He is currently Vice Chairman of the Board of Banco de Chile and Quiñenco S.A., as well as a member of the board of directors of several other companies, including Madeco S.A.

Manuel José Noguera (54), has served as our Director since May 1987. He is currently Chief Legal Counsel of Quiñenco S.A. and senior partner at the law firm Morales, Noguera, Valdivieso y Besa Ltda. He has been working with the Luksic group for over 29 years. He is member of the board of several companies, including IRSA, Calaf S.A. and LQ Inversiones Financieras S.A. He received his law degree from the Catholic University of Chile.

Carlos Olivos (62), has served as our Director since October 2003. He is currently senior partner at the law firm Guerrero, Olivos, Novoa y Errázuriz Ltda., as well as member of the board of directors of IRSA, Banco Santander Santiago S.A. He received his law degree from the University of Chile and his Master’s degree in Comparative Jurisprudence from the New York University Law School.

Phillipe Pasquet (65), has served as our Director since June 2003. He is currently Heineken’s Director for Latin America and has been working for Heineken since 1976. He is member of the board of directors of CCU Argentina S.A., Viña San Pedro S.A., ECUSA and IRSA, as well as other Heineken companies in France. He received degrees from the Ecole Superieure de Commerce at Dijon, France, the Institut International de Commerce at Paris, and the Centre Europeen d’Education Permanente at Fontainebleau, France.

Francisco Pérez (46), has served as our Director since July 1998. He is Chief Executive Officer of Quiñenco S.A. since 1998. Prior to joining Quiñenco, he was our CEO between 1991 and 1998. He is member of the board of several companies, including CCU Argentina S.A., ECUSA, Viña San Pedro S.A., IRSA, Banco de Chile, LQ Inversiones Financieras S.A. and Calaf S.A. He received a degree in Business Administration from the Catholic University of Chile and a Master’s degree in Business Administration from the University of Chicago.

Alejandro Strauch (38), has served as our Director since July 2003. He is currently Anheuser-Busch International Inc. Regional Vice President Central and South America and has been working with Anheuser-Busch since 1992. He is also a member of the board of directors of CCU Argentina S.A. and Grupo Modelo in Mexico. He received a degree in architecture from the Republic University in Uruguay and a Master’s degree in Business Administration from the University of Chicago.

Patricio Jottar (41), has served as our Chief Executive Officer since 1998. He is also currently a Director of CCU Argentina, ECUSA, Calaf S.A., Cervecería Austral S.A. and Compañía Cervecera Kunstmann S.A. and is Chairman of the Board of Viña San Pedro. Prior to joining us, he was Chief Executive Officer of Santander Chile Holding. He received a degree in Business Administration from the Catholic University of Chile and a Master’s degree in Economics and Business Administration from the Instituto de Estudios Superiores de la Empresa (“IESE”), in Barcelona, Spain.

Dirk Leisewitz (58), is our General Comptroller and has been with us since 1987. He is currently Chairman of the Board of Viña Santa Helena S.A., as well as Director of Cervecería Austral S.A., Compañía Cervecera Kunstmann S.A. and Clínica Alemana S.A., a major hospital in Chile. Additionally, he is member of the board of the Chilean-German Chamber of Commerce and Industry. Prior to joining us, he was Division Manager of the Morgan Guaranty Group in Chile. He received a degree in Civil Engineering from the University of Chile, and a Masters in Administration and Management from the Catholic University of Louvain in Belgium.

Jorge Aninat (55), is our Engineering and Project Manager and has been with us since 1977. Prior to his current position he was Development Manager and Central Soft Drinks Division Manager. He received a degree in Civil Engineering from the State Technical University of Chile.

Ricardo Bartel (39), is our Chief Financial Officer and he has been with us since 1990. Prior to his current position, he was General Manager of Transportes CCU. Among other assignments in different areas, he was Sales and Brand Manager at CCU Chile. He received a degree in Civil Engineering from the Catholic University of Chile and an Executive Master’s degree in business administration from the same university.

Marisol Bravo (44), is our Corporate Affairs and Public Relations Manager and has been with us since 1991. Prior to her current position she was Head of Special Projects. Before joining us, she was Assistant Manager of Marketing at Citicorp Mutual Funds. She received a degree in Business Administration from the University of Chile.

Pablo De Vescovi (51), is our Human Resources Manager and has been with us since 1994. Prior to serving in this capacity he was Human Resources Manager of ECUSA. Before joining ECUSA he was the Human Resources Manager of Embotelladora Chile S.A. (“Embochile”), a former PepsiCo bottler, and Human Resources Vice President of The Chase Manhattan Bank in Chile. He received a degree in Business Administration from the Catholic University of Chile.

Francisco Diharasarri (43), is the General Manager of ECUSA and has been with us since 1985. Prior to his current position, he was General Manager of CCU Chile, General Manager of ECUSA and General Manager of PLASCO. He is also currently Chairman of the Board of Calaf S.A. He received a degree in Civil Engineering from the University of Chile.

Johan Doyer (51), is the General Manager of CCU Chile and has been with us since 2003. He has been working with Heineken since 1978, in different countries around the world, in marketing and sales positions, as well as General Management. Prior to joining us he was General Manager at a Heineken brewery in the Democratic Republic of Congo, and also in Burundi, Reunion Islands and Vietnam. He received a degree in Industrial Engineering from TH Eindhoven of the Netherlands and a Master’s degree in Business Administration from INSEAD in France.

Alvaro Fernández (37), is the General Manager of Pisconor and has been with us since 1998. Prior to his current position, he was our Development Manager. He is also Director of Cervecería Austral S.A. and Compañía Cervecera Kunstmann S.A. Prior to joining us he was Commercial Manager of Santander Life Insurance Company and Vice President of Citicorp. He received a degree in Business Administration from the Catholic University of Chile.

Hugo Ovando (33), is our Development Manager and has been with us since 1997. Prior to his current position, he was Corporate Projects Manager. He received a degree in Business Administration from the Catholic University of Chile and a Master’s degree in Business Administration from Babson College.

Ricardo Reyes (49), is the General Manager of VSP and he has been with us since 1996. Prior to his current position, he was our Chief Financial Officer for almost 8 years. Prior to joining us, he worked 18 years at Esso Chile Petrolera, an Exxon affiliate, holding the positions of Operations Manager, Financial and Planning Manager, and Information System Manager. He received a degree in Civil Engineering from the Catholic University of Chile.

Margarita Sánchez (60), is our Chief of Legal Division and has been with us since 1972. Prior to her current position, she was our Counsel and Chief Counsel. She received her law degree from the University of Chile.

Fernando Sanchis (43), is the General Manager of CCU Argentina and has been with us since 1995. Prior to joining us, he was Chief Financial Officer of Embochile, a former PepsiCo bottler and held the same position at Uruguay’s PepsiCo’s bottler. He received an accounting degree from the Buenos Aires University of Argentina.

Our senior management is full time employees, therefore, they do not perform business activities outside us. The principal business activities of our directors are summarized in the following table:

Directors	Business Activities

Guillermo Luksic	Chairman of Quinenco
Giorgio Maschietto	Director of Companies
Jorge Carey	Attorney-at-Law
Andronico Luksic	Vice Chairman of Banco de Chile
Manuel Jose Noguera	Legal Counsel of Quinenco
Carlos Olivos	Attorney-at-Law
Philippe Pasquet	Heineken's Director for Latin America
Francisco Perez	Quinenco's CEO
Alejandro Strauch	Anheuser-Busch International, Inc. Regional Vice President
Central and South America

On January 13, 2003, the existing shareholders’ agreement was amended in order to allow the Schörghuber Group to sell its interest in IRSA to Heineken Americas B.V., a subsidiary of Heineken International B.V. On April 17, 2003, the Schörghuber Group gave Quiñenco formal notice of the sale of its interest in IRSA to Heineken International B.V. Currently, Heineken Chile Ltda., a Chilean limited corporation controlled by Heineken Americas B.V., owns 50% of IRSA’s shares. As of December 31, 2003, IRSA’s primary shareholders’ agreement gives Quiñenco the right to propose to our board of directors the candidates for Chief Executive Officer, and to Heineken Chile Ltda. our General Comptroller and CCU Chile’s General Manager. On the other hand, under the agreement, neither Quiñenco nor Heineken Chile Ltda. can separately, directly or indirectly, buy or sell our shares.

Compensation

For the year ended December 31, 2003, the aggregate amount of compensation paid and the expenses reimbursed by us to all our directors was Ch$1,275 million.

Each year, our board of directors makes a proposal to the shareholders regarding their compensation, which is generally approved during the annual general shareholders’ meeting. In accordance with the decisions made at a shareholders’ meeting, the compensation of our board of directors consists of a fixed monthly fee of UF 100 per board member, and twice as much for the Chairman, along with profit-sharing equivalent to 5% of distributed dividends. By a board decision, this last percentage was not applied to the extraordinary dividend of Ch$168,700 million paid during 2003. Additionally, the board members that participate in the Audit Committee and in the Business Committee, receive a compensation of UF25 and UF17, respectively, by each session they assist. In 2003, total compensation paid by us and our subsidiaries to each of our directors for services rendered was as follows:

Director	Attendance meetings fee (1)	Dividend participation	Subtotal	Expense reimbursement	Total

	(thousands of Ch$)

Guillermo Luksic	Ch$43,700	Ch$114,395	Ch$158,095	Ch$-	Ch$158,095
Giorgio Maschietto	24,294	114,395	138,689	-	138,689
Johannes Bauer (2)	10,409	114,395	124,804	13,082	137,886
Jorge Carey	23,532	114,395	137,927	-	137,927
Peter Hellich (3)	15,192	114,395	129,587	6,731	136,318
John Koykka (4)	12,673	114,395	127,068	-	127,068

Director	Attendance meetings	Dividend participation	Subtotal	Expense reimbursement	Total

	(thousands of Ch$)

Andrónico Luksic	20,269	114,395	134,664	-	134,664
Manuel José Noguera	20,269	114,395	134,664	-	134,664
Carlos Olivos (3)	5,077	-	5,077	-	5,077
Philippe Pasquet (2)	11,010	-	11,010	-	11,010
Francisco Pérez	29,112	114,395	143,507	429	143,936
Alejandro Strauch (4)	10,148	-	10,148	-	10,148

(1)	Include remuneration for members of the Directors and Business Committees.
(2)	Mr. Philippe Pasquet was designated as a permanent Board member in June 2003, after the resignation of Mr. Johannes Bauer.
(3)	Mr. Carlos Olivos was designated as a permanent Board member in October 2003, after the resignation of Mr. Peter Hellich.
(4)	Mr. Alejandro Strauch was designated as a permanent Board member in July 2003, after the resignation of Mr. John Koykka.

For the year ended December 31, 2003, the aggregate amount of compensation paid to our senior managers, to the area managers of our operating subsidiaries and to the managers of the service units that report to our CEO, was Ch$4,260 million (Ch$3,663 million in 2002). We do not and are not required under Chilean law to disclose to our shareholders or otherwise make public information as to the compensation of our individual senior managers.

We do not maintain any stock option, pension or retirement programs for our directors or senior managers.

Board Practices

We are managed by our board of directors which, in accordance with our bylaws (Estatutos), must consist of nine directors who are elected at the annual shareholders’ meeting. The entire board of directors is elected for three years and the last election of directors took place in April 2004. The board of directors may appoint replacements to fill any vacancies that occur during periods between annual shareholders’ meetings. If such a vacancy occurs, the entire board of directors must be renewed at the next following annual shareholders’ meeting. Our senior managers are appointed by the board of directors and hold office at the discretion of the board of directors. There are regularly scheduled meetings of the board of directors once a month; extraordinary meetings are specially summoned by the Chairman at the request of any of the board of directors members. The board of directors does not have an executive committee. The director’s service contracts do not contain any provisions for benefits upon termination of employment.

Audit Committee. The Chilean Corporations Act was amended, effective December 20, 2000. The following is a summary of the main provisions of the amendment. Under the amendment, the boards of directors of corporations whose market capitalization reaches or exceeds 1.5 million Unidades de Fomento (as of May 31, 2004 approximately US$39.9 million) shall designate an audit committee, (the “audit committee”), referred to in the Chilean Corporations Act as the “comité de directores” or “directors committee”). If the market capitalization falls below this threshold, the obligation to designate an audit committee disappears. However, corporations, which do not reach the threshold, may voluntarily assume the obligations concerning the audit committee, in which case they shall strictly follow the provisions of the amendment.

The audit committee, as defined and mandated under the Chilean Corporations Act, does not satisfy the audit committee requirements of Rule 10A-3 under the Exchange Act and certain additional requirements under NYSE Rule 303A, with which we will be required to comply by July 31, 2005.

The audit committee has the following powers and duties:

  to examine the independent accountants' reports, the balance sheets, and other financial statements submitted by the corporation's managers or liquidators to the shareholders, and issue an opinion about them prior to their submission for shareholder approval;

  to propose to the board of directors the independent accountants and the risk rating agencies, which the board must then propose to the shareholders. Should the board of directors disagree with the audit committee's proposal, the board shall be entitled to make its own proposal, submitting both to the shareholders for their consideration;

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

  to examine the managers' and chief executives' remuneration policies and compensation plans; and

  all other matters contemplated in our bylaws or entrusted to the audit committee by a shareholders' meeting or the board of directors.

For purposes of the related party transactions mentioned in the third bullet point above, the following persons are considered by the Securities Market Law and the Chilean Corporations Act to be related to a company:

  any entities within the financial conglomerate to which the company belongs;

  corporate entities that have, with respect to us, the character of parent company, affiliated company, subsidiary or related company. Parent companies are those that control directly or indirectly more than 50% of the subsidiary's voting stock (or participation, in the case of business organizations other than stock companies), or that may otherwise elect or appoint, or cause the election or appointment, of the majority of the directors or officers. Limited partnerships (sociedades en comandita) may likewise be affiliates of a corporation, whenever the latter has the power to direct or guide the administration of the general partner (gestor) thereof. Related companies are those that, without actually controlling the affiliate, own directly or indirectly 10% or more of the affiliate's voting stock (or participation, in the case of business organizations other than stock companies), or that may otherwise elect or appoint, or cause the election or appointment of at least one board member or manager;

  persons who are directors, managers, administrators or liquidators of us, and their spouses or their close relatives (i.e., parents, father/mother in law, sisters, brothers, sisters/brothers in law); and

  any person who, whether acting alone or in agreement with others, may appoint at least one member of our management or controls 10% or more of our voting capital.

In addition, the Superintendency of Securities and Insurance may create a presumption that any individual or corporate entity is related to a company if, because of relationships of equity, administration, kinship, responsibility or subordination, the person:

  whether acting alone or in agreement with others, has sufficient voting power to influence our management;

  creates conflicts of interest in doing business with us;

  in the case of a corporate entity, is influenced in its management by the company; or

  holds an employment or position which affords the person access to non-public information about us and our business, which renders the person capable of influencing the value of the company's securities.

However, a person shall not be considered to be related to a company by the mere fact of owning up to 5% of the company, or if the person is only an employee of the company without managerial responsibilities.

The audit committee’s discussions, agreements, and organization are regulated, in every applicable matter, by the Chilean Corporations Act provisions relating to board of directors’ meetings. The audit committee shall inform the board of directors about the manner in which it will request information and about its resolutions.

In addition to the general liabilities imputable to any director, the directors that compose the audit committee shall, in the exercise of their duties, be jointly and severally liable for any damage caused to the corporation or the shareholders.

The audit committee shall be composed of three members, the majority of which shall be independent. Independent directors are those that would have been elected even if the votes cast in the director’s favor by the controlling shareholder and its related persons had not been counted. However, a majority of directors related to the controlling shareholder is permissible if there is an insufficient number of independent directors. Should there be more than three directors entitled to participate in the audit committee, the board of directors shall elect the members of the audit committee by unanimous vote. Should the board of directors fail to reach an agreement, the matter shall be decided by drawing. Our audit committee is composed of Messrs. Jorge Carey, Alejandro Strauch and Francisco Pérez, of whom the first two are independent directors and the third one appointed with the controlling shareholder’s votes.

The members of the audit committee shall be remunerated. The amount of such remuneration shall be established annually by the shareholders, taking in consideration the duties that the audit committee members shall perform. The remuneration of our audit committee members is 25 Unidades de Fomento (as of May 31, 2004, approximately US$666) per audit committee meeting.

The shareholders shall determine the budget of the audit committee and those of its advisors, and the audit committee shall be allowed to request the recruitment of professionals to fulfill its duties, within the limits imposed by the budget. The activities of the audit committee and its expenses, including its advisors’ expenses, shall be included in the annual report and conveyed to the shareholders. The budget of our audit committee and its advisors is 1,000 Unidades de Fomento (as of May 31, 2004, approximately US$26,628).

General summary of significant differences with regard to corporate government standards

The following paragraphs provide a brief, general summary of significant differences between corporate government practices followed by us pursuant to our home-country rules and those applicable to U.S. domestic issuers under New York Stock Exchange (“NYSE”) listing standards.

Composition of the board of directors; independence. The NYSE listing standards provide that listed companies must have a majority of independent directors and that certain board committees must consist solely of independent directors. Under NYSE rule 303A.02, a director qualifies as independent only if the board affirmatively determines that such director has no material relationship with the company, either directly or indirectly. In addition, the NYSE listing standards enumerate a number of relationships that preclude independence.

Under Chilean law there is no legal obligation to have independent directors. However, Chilean law establishes a number of principles of general applicability designed to avoid conflicts of interests and to establish standards for related party transactions. Specifically, directors elected by a group or class of shareholders have the same duties to the company and to the other shareholders as the rest of the directors, and all transactions with the company in which a director has an interest, either personally (which includes the director’s spouse and certain relatives) or as a representative of a third party, require prior approval by the board of directors and must be entered into on market terms and conditions. Furthermore, such transactions must be reviewed by the audit committee (as defined below) and disclosed at the next meeting of shareholders. Pursuant to NYSE rule 303A.00, we may follow Chilean practices and are not required to have a majority of independent directors.

Committees. The NYSE listing standards require that listed companies have a Nominating/Corporate Governance Committee, a Compensation Committee and an Audit Committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified by the listing standards.

Under Chilean law, the only board committee that is required is the audit committee (comité de directores), composed of three members, such committee having a direct responsibility to (a) review the company’s financial statements and the independent auditors’ report and issue an opinion on such financial statements and report prior to their submission for shareholders’ approval, (b) make recommendations to the board of directors with respect to the appointment of independent auditors and risk rating agencies, (c) review transactions in which directors have an interest and transactions between affiliated companies, and issue a report on such transactions, (d) review the Chief Executive Officer’s (“CEO”) and principal executive officers’ compensation policies and plans and (e) perform other duties as defined by the company’s charter, by the general shareholders’ meeting or by the board. A director who is a member of the audit committee is “independent” if, subtracting the votes of the controlling shareholder and its affiliates from the total number of votes given in favor of such director, he or she would have been nevertheless elected. Directors elected with the votes of the controlling shareholder and its affiliates may constitute the majority of the audit committee if there are not enough independent directors on the board.

However, pursuant to NYSE Rule 303A.06, we must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and the additional requirements under NYSE Rule 303A by July 31, 2005. Therefore, we must establish an independent audit committee and a written audit committee charter addressing the audit committee’s purpose and responsibilities by July 31, 2005.

Shareholder approval of equity-compensation plans. Under NYSE listing standards, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. An “equity-compensation plan” is a plan or other arrangement that provides for the delivery of equity securities of the listed company to any employee, director or other service provider as compensation for services.

Under Chilean law, if previously approved by shareholders at an extraordinary shareholders’ meeting, up to ten percent of a capital increase in a publicly traded company may be set aside to fund equity-compensation plans for the company’s employees and/or for the employees of the company’s subsidiaries. Pursuant to NYSE rule 303A.00, as a foreign issuer, we may follow Chilean practices and are not required to comply with the NYSE listing standards with respect to shareholder approval of equity-compensation plans.

Corporate Governance Guidelines. The NYSE listing standards provide that listed companies must adopt and disclose corporate governance guidelines with regard to (a) director qualifications standards; (b) director responsibilities; (c) director access to management and independent advisors; (d) director compensation; (e) director orientation and continuing education; (f) management succession; and (g) annual performance evaluation of the board.

Chilean law does not require that such corporate governance guidelines be adopted. Director responsibilities and access to management and independent advisors are directly provided for by applicable law. Director compensation is approved by the annual meeting of shareholders pursuant to applicable law. As a foreign issuer, we may follow Chilean practices and are not required to adopt and disclose corporate governance guidelines.

Code of Business Conduct and Ethics. The NYSE listing standards require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

We have adopted a code of business conduct and ethics that applies generally to all of our executive officers and employees. A copy of the code of ethics is available in our website at www.ccu-sa.com.

Executive Sessions. To empower non-management directors to serve as a more effective check on management, NYSE listing standards provide that non-management directors of each company must meet at regularly scheduled executive sessions without management.

Under Chilean law, the office of director is not legally compatible with that of a company officer in publicly traded companies. The board of directors exercises its functions as a collective body and may partially delegate its powers to executive officers, attorneys, a director or a board commission of the company, and for specific purposes to other persons. As a foreign issuer, we may follow Chilean practices and are not required to comply with the NYSE listing standard for executive sessions.

Certification Requirements. Under NYSE listing standards, Section 303A.12(a) provides that each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards and Section 303A.12(b) provides that each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A.

As a foreign private issuer, we must comply with Section 303A.12(b) of the NYSE listing standards, but we are not required to comply with 303A.12(a).

Employees

Chile

As of December 31, 2001, 2002 and 2003, we had a total of 3,411, 3,462 and 3,349 permanent employees in Chile, respectively. As of December 2003, 2,139 were represented by 37 labor unions. As of December 31, 2003, the average tenure of our full-time employees was approximately nine and a half years.

Unionized employees represent approximately 65% of our total permanent workforce. Our management believes it generally has a good relationship with the labor unions representing our employees.

During 2003, 1,438 employees renewed their collective contracts, all of them for a period of two years. The contract renewals are expected to increase the unionized workforce costs between 1% and 2%.

All employees who are terminated for reasons other than misconduct are entitled by law to receive a severance payment. In the years 2001, 2002 and 2003, we made severance payments in the amounts of Ch$2,477 million, Ch$1,069 million and Ch$1,262 million, respectively. Permanent employees are entitled to the basic payment, as required by law, of one month’s salary for each year, or six-month portion thereof, worked. This condition is subject to a limitation of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981. Severance payments to employees hired before August 14, 1981 are not subject to any limitation. Our employees who are subject to collective bargaining agreements have a contractual benefit to receive a payment in case of resignation, consisting of a payment of one monthly base salary for each full year worked, not subject to a limitation on the total amount payable but subject to a limitation on the total number of employees who can claim the severance benefit during any one year. In 2003, we laid off 322 employees.

We do not maintain any pension fund or retirement program for our employees. Workers in Chile are subject to a national pension fund law which establishes a system of independent pension plans, administered by Administradoras de Fondos de Pensiones (“AFPs”). We have no liability for the performance of the pension plans or any pension payments to be made to the employees.

In addition to our permanent work force, as of December 31, 2003, we had 430 temporary employees, who were hired for specific time periods to satisfy short-term needs.

Argentina

a) Beer Business
As of December 31, 2001, 2002 and 2003, we had a total of 481, 474 and 458 permanent employees respectively. As of December 31, 2003, 193 employees were represented by three labor unions. Two of the labor unions are members of one federation, Federación Argentina de Trabajadores Cerveceros y Afines (the Argentine Beer Workers Federation, or “FATCA”). As of December 31, 2003, the average tenure of our employees in Argentina was ten years.

Collective bargaining in Argentina is done on an industry-wide basis, rather than, as in Chile, on a company-by-company basis. According to the provisions of an agreement signed in 1975, salary levels of unionized workers are reviewed periodically. At the end of December 1998, an agreement was signed regulating working conditions and worker salaries for the period between January 1, 1999 and June 30, 2001. As of December 31, 2003, a new agreement was executed regulating working conditions and worker remuneration, in similar terms than the 1998 agreement.

In Argentina, as in Chile, all employees who are terminated for reasons other than misconduct are entitled by law to receive a severance payment. We made severance payments in connection with our Argentine beer operations in the amounts of Ch$678 million, Ch$419 million and Ch$47 million, in 2001, 2002 and 2003 respectively. According to the Argentine Labor Law, employees who joined us before October 1998 are entitled to the basic payment as required by law of one month’s salary for each year or fraction thereof worked. This monthly amount cannot exceed three times the average monthly salary established under the applicable collective bargaining agreement and cannot be less than the equivalent of two monthly salaries of the employee. For those employees hired after October 1998, the severance payment is the equivalent of 8.33% of a monthly salary for each month of tenure. As of January 8, 2002 a new temporary rule came into force. According to the current labor laws, the severance payment due to a dismissed employee is to be doubled. This rule, which is included in Law 25561, has been successively extended.

In addition to our permanent work force, as of December 31, 2003, we had 138 temporary employees, who were hired for specific time periods to satisfy short-term needs.

b) Wine Business
As of December 31, 2003, the first year that Finca La Celia, the Argentine subsidiary of Viña San Pedro, consolidates its results, had a total of 94 permanent employees. As of December 31, 2003, 45 were represented by one labor union. As of December 31, 2003, the average tenure of our employees in FLC was two years. In addition to our permanent work force in FLC, we had 81 temporary employees, who were hired for specific time periods to satisfy short-term needs.

Share Ownership

Except as disclosed in “Item 7: Major Shareholders and Related Party Transactions – Major Shareholders”, as of December 31, 2003, our senior management and our board members in the aggregate owned less than one percent of the our shares.

We do not maintain stock option or other programs involving our employees in the capital of the Company.

ITEM 7: Major Shareholders and Related Party Transactions

Major Shareholders

Our only outstanding voting securities are our shares of our common stock. The following table sets forth information concerning the ownership of our common stock as of May 31, 2004, for each shareholder known to us to own more than 5% of the outstanding shares of our common stock and for all of our directors and executive officers as a group:

Shareholder	Number of shares owned	% Ownership

Inversiones y Rentas S.A.	196,269,358	61.62%
Anheuser-Busch International
Holdings, Inc. Chile II Ltda.	63,695,333	20.00%
Our directors and executive
officers as a group (1)	52,453	0.02%

(1)

Does not include the 196,269,358 shares of our common stock owned by Inversiones y Rentas, which is 50% beneficially owned by the Luksic family, as discussed below. Guillermo Luksic and Andronico Luksic, our directors, are members of the Luksic family.

In addition, as of May 31, 2004, JPMorgan Chase Bank, the Depositary for our ADR facility, was the record owner of 9,874,978 shares of our common stock (2.89% of the outstanding common stock) deposited in our ADR facility.

As of May 31, 2004, we had approximately 5,570 shareholders of records. All shareholders have equivalent voting rights.

IRSA is a Chilean privately held corporation formed for the sole purpose of owning a controlling interest in us. IRSA is owned 50% by Quiñenco S.A., which is a holding company of the Luksic Group, and 50% by Heineken Chile Ltda., a subsidiary of Heineken International.

On January 4 and 5, 2001, Anheuser-Busch International Holdings, Inc. acquired 23,887,716 shares of our common stock from Compañía de Petróleos de Chile S.A., 24,805,929 shares from local pension funds in an open market purchase in the Santiago Stock Exchange and 3,045,500 shares in an open market transaction in the New York Stock Exchange. As a result of these transactions, Anheuser-Busch International Holdings, Inc. became the owner of a 16.2% stake in us. During the year 2001, Anheuser-Busch International Holdings, Inc. continued buying our shares in the market, becoming the owner of a 20% of our capital stock, as of December 2001. Anheuser-Busch International Holdings, Inc. transferred its shares to a Chilean corporation named Anheuser-Busch International Holdings, Inc. Chile II Ltda., which, as of May 31, 2004, owns 20% of our equity.

On March 9, 2004, Anheuser- Busch Companies Inc., or A-BC, informed us that it was considering a possible disposition, through an underwritten secondary offering in Chile and in the international markets, of the shares of common stock held by its affiliate Anheuser-Busch International Holdings, Inc. Chile II Ltda. Currently, and as requested by A-BC, we are negotiating the form and conditions under which such possible offering might be effected with the support of our management. As of the date of this annual report, there can be no assurance that A-BC will consummate a secondary offering or other disposition of our shares.

Related Party Transactions

Article 89 of the Chilean Corporations Act, Law N° 18.046, requires that transactions with related parties be on terms similar to those of an arm’s length transaction. Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violations. In addition, Articles 44 and 50 of the Chilean Corporations Act provide that any related party transaction, including any transaction in which a director has a personal interest or is acting on behalf of a third party, may be executed only when such transaction is disclosed to the audit committee and previously approved by the board of directors, and the terms of such transaction are similar to those of an arm’s length transaction. If the conflicting interest transaction involves a “material amount,” the board of directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm’s length transaction. A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than UF2,000 (as of May 31, 2004, approximately US$53,256) and exceeds 1% of the assets of the corporation, or if the amount exceeds UF20,000 (as of May 31, 2004, approximately US$532,562) regardless of the size of the corporation.

If the board of directors believes that it is not possible to ascertain whether the conflicting interest transaction is similar to an arm’s length transaction, it may approve or reject the conflicting interest transaction, or appoint independent advisors to make such a determination. In each case, interested directors are excluded from the decision of the board related to the conflicting interest transaction. If the board appoints independent advisors, the report prepared by the advisors will be made available to the shareholders and the board of directors for 20 business days from the date the last report was received from the independent advisors. The shareholders will be notified in writing of the receipt of the report. After this period the board may approve or reject the conflicting interest transaction, but the board is not required to follow the independent advisors’ conclusion. The board may treat the conflicting interest transaction and the report as confidential information. In each circumstance, the interested director would be excluded from the decision-making process at the board level.

Within a twenty-day period, shareholders representing at least 5% of the voting shares of the Company may request that the board call a shareholders’ meeting in order to approve or reject the conflicting interest transaction by a two-thirds majority of the outstanding voting shares. All decisions adopted by the board in respect of the conflicting interest transaction must be reported at the next shareholders’ meeting.

The controller of the corporation or the related party which intends to enter into the conflicting interest transaction shall make available to the board of directors, at the time the transaction is being considered by the board, all information relating to the transaction filed with any non-Chilean regulatory entities or stock exchanges. A violation of Article 44 may result in administrative or criminal sanctions against the interested director. The Company, the shareholders or interested third parties who suffer losses as a result of such violation have the right to receive compensation from such director in certain situations.

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in Note 16 to our consolidated financial statements.

We engage in a variety of transactions with affiliates of the Luksic Group and the Schörghuber Group, the beneficial owners of IRSA until April 17, 2003, as well as with other shareholders of ours. On that date, the Schörghuber Group gave Quiñenco formal notice of the sale of its interest in FHI, and therefore in IRSA, to a subsidiary of Heineken International. Currently, Quiñenco and Heineken Chile Limitada, a Chilean limited corporation controlled by Heineken Americas B.V. are the only shareholders of IRSA, each with a 50% equity interest See “Item 4: Information on the Company – Organizational Structure”.

On April 28, 2003, we and Heineken International signed license and technical assistance agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina commencing June 18, 2003. These agreements have an initial term of 10 years beginning in June 2003, renewable for subsequent periods of five years. See “Item 4: Information on the Company –

Business Overview – Our Beer Business in Chile – Beer Production and Marketing in Chile” and “Item 4: Information on the Company – Business Overview – Our Beer Business in Argentina – Beer Production and Marketing in Argentina”.

We produce, bottle and distribute Budweiser beer in Argentina under the licensing agreement executed with Anheuser-Busch in December 1995, as amended. We and Anheuser-Busch also signed an investment agreement that gives Anheuser-Busch an option, until 2005, to increase its current participation in CCU Argentina from 10.8% up to 20.0%. We also sell imported Budweiser beer in Chile. See “Item 4: Information on the Company – Business Overview – Our Beer Business in Argentina” and “Item 4: Information on the Company – Business Overview – Our Beer Business in Chile”. As of May 31, 2004, Anheuser-Busch owned 20.0% of our shares of common stock.

Additionally, we both import and produce, bottle and distribute Paulaner beer under license from Paulaner Brauerei AG, which is controlled by the Schörghuber Group. The current import and license agreement, executed in 1995, which supersedes all prior agreements, provides us with the exclusive right to produce in Chile super-premium beer under the Paulaner label and distribute in Chile a variety of additional imported Paulaner products. Its term is five years, beginning in May 1995, renewable for successive five-year periods beginning in the year 2000. See “Item 4: Information on the Company – Business Overview – The Company’s Beer Business in Chile – Beer Production and Marketing in Chile”. As of the date of this annual report, the import and license agreement –no longer a related party transaction– remains in force.

The technical service agreement with Paulaner-Salvator-Thomasbräu AG (now Paulaner Brauerei AG), executed in 1989, pursuant to which Paulaner Brauerei AG provided us with “know-how” for the production of beer and assistance in the selection and development of raw materials and the modernization of plant installations, was in force until September 2003.

Finally, we entered into a Framework Agreement with Banco de Chile, a Quiñenco subsidiary, effective as from May 1, 2003, for the rendering of banking services to us and certain of our subsidiaries and affiliates, including, among others, payment to suppliers and shareholders, cashier service, transportation of valuables and payment of salaries. This agreement replaces prior agreements for the same purpose executed with Banco de A. Edwards, which merged into Banco de Chile as from January 1, 2002.

Since our audit committee was established in 2001, all related party contracts have been reviewed by it, and then approved by the board of directors, which approval also was a standard practice prior to the creation of the audit committee. Our principal related party contracts include rental of properties, the rendering of services and product sales.

Our principal transactions with related parties for the twelve-month period ended December 31, 2003, are detailed below:

Company	Relationship	Transaction	Amounts

			(thousand of Ch$)
Banco de Chile	Affiliate	Purchase of time deposits	477,019,999
		Interest on time deposits	401,320
		Services received	76,371
		Interest paid	199,678
		Collection services	171,895
		Forward contract	40,152,960
		Loans obtained	508,015
		Valuables transport	1,742,290
		Sale of products	5,876
Editorial Trineo S.A.	Affiliate	Purchase of products	375,118
		Services received (expense)	50,451
Hoteles Carrera S.A.	Affiliate	Services received (expense)	28,674
		Sale of products	16,757
Inmobiliaria Norte Verde S.A.	Affiliate	Services received (expense)	22,504
Paulaner Brauerei A.G.	Affiliate	Licenses and technical
		assistance received	99,998

Anheuser Busch Inc.	Affiliate	Licenses and technical assistance	577,698
		Purchase of products	2,857,826
		Sale of products	1,133,210
Cotelsa S.A.	Affiliate	Purchase of products	68,502
		Purchase of pallets	111,982
Lanzville Investments Establishment	Affiliate	Adjustment paid	1,913
Alufoil S.A.	Affiliate	Purchase of products	755,423
Empresa Nacional de Telecomunicaciones	Affiliate	Services received (expense)	353,774
Entel PCS Telecomunicaciones S.A.	Affiliate	Services received (expense)	488,596
Banchile Corredores de Bolsa	Affiliate	Purchase of investments	174,528,725
		Interest on investments	197,046
Anheuser Busch Lat. Corporation	Affiliate	Technical assistance (expense)	16,641
Cerveceria Austral S.A.	Equity Investee	Purchase of products	4,935
		Royalties	463,881
		Services rendered (income)	10,189
		Sale of raw materials	49,390
		Distribution services	17,623
		Affiliate payments	18,616
		Services rendered	59,263
		Advertising	20,000
Comercial Patagona Ltda.	Affiliate	Purchase of products	32,547
		Services rendered (income)	13,824
		Transport	23,890
		Sale of products	679,716
Compania Cervecera Kunstmann S.A.	Equity Investee	Purchase of products	187,470
		Technical assistance recovery	27,119
		Affiliate payments	63,014
		Expenses recovery	29,694
Soc. Agricola y Ganadera Rio Negro Ltda.	Affiliate	Purchase of products	337,797
		Sale of products	9,747
Telefonica del Sur Carrier S.A.	Affiliate	Services received (expense)	8,611
Telefonica del Sur S.A.	Affiliate	Services received (expense)	2,829
Vina Dassault San Pedro S.A.	Equity Investee	Sale of products	151,323
		Reimbursement of expenses	17,913
Heineken Brouwerijen B.V.	Indirect	Services billed	17,965
		Licenses and technical assistance	238,865
Vina Tabali S.A.	Associated	Payments on behalf of Tabali	395
	company

See Note 16 to our consolidated financial statements for information about the years 2001 and 2002.

Interests of Experts and Counsel

Not applicable

ITEM 8: Financial Information

Consolidated Statements and Other Financial Information

See “Item 18: Financial Statements and Exhibits” for the Company’s Financial Statements and notes, audited by PricewaterhouseCoopers.

Wine Exports

We, through our subsidiary VSP, export wine to 70 countries. VSP is the second largest wine exporter in Chile. See "Item 4: Information on the Company - Business Overview - Our Wine Business".

The following table presents our Chilean wine exports by volume, in Chilean pesos and as percentage of total sales for the last three years:

	2001	2002	2003

Exports (thousands of liters)	40,858	44,979	50,860
% of total sales	3.5%	4.4%	4.6%

Exports (Ch$ million)	46,367	51,235	51,404
% of total sales	12.4%	14.7%	13.4%

Legal Proceedings

As of May 31, 2004, the Company has no material legal proceedings.

Dividend Policy and Dividends

Our dividend policy is reviewed and established from time to time by our board of directors and reported to our annual shareholders’ meeting, which is generally held in April of each year. Each year our board of directors must submit its proposal for a final dividend for the preceding year for shareholder approval at the annual shareholders’ meeting. As required by the Chilean Corporations Act, unless otherwise decided by unanimous vote of the issued shares of our common stock, we must distribute a cash dividend in an amount equal to at least 30% of our net income for that year, unless and except to the extent we have losses accumulated from previous years. Our board of directors has the authority to pay interim dividends during any one fiscal year, to be charged to the earnings for that year.

Our board of directors announced at our annual shareholders’ meeting held on April 22, 2004, its decision to maintain the current dividend policy for future periods, which authorizes distribution of cash dividends in an amount equal to 50% of our net income under Chilean GAAP for the previous year. Our dividend policy is subject to change in the future due to changes in Chilean law, capital requirements, economic results and/or other factors. During our last annual shareholders’ meeting, a dividend of Ch$51.5867 per share of common stock was approved, in addition to the interim dividend of Ch$33.00 per share of common stock distributed in January 9, 2004. Together, these dividend payments amounted to Ch$26,941 million, representing 50% of 2003 net income available to be distributed as dividend, after the deduction of the loss of subsidiaries in development period.

Pursuant to a extraordinary shareholders’ meeting held on February 26, 2003, we approved the payment, out of retained earnings, of an extraordinary dividend amounting to Ch$168,700 million (historic value), which were fully paid in multiple distributions in 2003. In this occasion, our board members waived their right to a variable compensation of 5% of the distributed dividend.

Dividends are paid to shareholders of record as of the fifth business day, including Saturdays, preceding the date set for payment of the dividend. The holders of ADRs on the applicable record dates are entitled to dividends declared for each corresponding period.

The following table sets forth the amounts of interim and final dividends and the aggregate of such dividends per share of common stock and per ADS in respect of each of the years indicated:

Year ended December 31,	Interim	Ch$ Per share (1) Final (3)	Total	Interim	US$ Per ADS (2) Final (3)	Total

1999	26.00	38.65	64.65	0.25	0.38	0.63
2000	33.00	99.00 (4)	132.00	0.29	0.82	1.11
2001	33.00	33.00	66.00	0.24	0.25	0.49
2002	22.00	42.60	64.60	0.15	0.31	0.46
2003	33.00	51.59	84.59	0.29	0.41	0.70

(1)	Interim and final dividend amounts are expressed in historical pesos.
(2)

U.S. dollars per ADR dividend information serves reference purposes only as we pay all dividends in Chilean pesos. The Chilean peso amounts as shown here have been converted into U.S. dollars at the respective observed exchange rate in effect at each payment date. Note: The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

(3)	The final dividend with respect to each year is declared and paid within the first five months of the subsequent year.
(4)

The payment, made on May 9, 2001 considers the final dividend of Ch$7.388 per share common stock (US$0.06 per ADS) plus an extraordinary dividend of Ch$91.612 per share of common stock (US$0.76 per ADS), the latter paid out of retained earnings.

The following table sets forth the amounts of the extraordinary dividend per share of Common Stock and per ADS paid out of retained earnings approved at a special shareholders’ meeting held on February 26, 2003, separated by payment dates:

Payment dates	Ch$ Per share (1)	US$ Per ADS (2)

March 14,2003	177.00	1.18
August 29, 2003	235.00	1.68
October 10, 2003	117.67	0.91

Total	529.67	3.77

(1)	Dividend amounts are expressed in historical pesos.
(2)

U.S. dollars per ADR dividend information serves for reference purposes only as the Company pays all dividends in Chilean pesos. The Chilean peso amounts as shown here have been converted into U.S. dollars at the Observed Exchange Rate in effect at the date of the first payment. Note: The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Pursuant to former Chapter XXVI of the Central Bank Foreign Exchange Regulations, replaced by Chapter XIV, a shareholder who was not a resident of Chile had to register as a foreign investor in order to have access to the Formal Exchange Market for remitting abroad any dividends, sales proceeds or other amounts accruing from shares in a Chilean company (see “Item 10: Additional Information – Exchange Controls – General Legislation and Regulations”). Under our foreign investment contract, the depository, on behalf of ADR holders, will be granted access to the formal exchange market to convert cash dividends from pesos to dollars and to pay such dollars to ADR holders outside of Chile. Dividends received in respect of shares of Common Stock by holders, including holders of ADRs who are not Chilean residents, are subject to Chilean withholding tax. See “Item 10: Additional Information – Taxation”.

Significant Changes

In January 2004, we entered the confectionery business by means of a joint venture between our subsidiary, ECUSA and Empresas Lucchetti S.A. (which has been renamed “Industria Nacional de Alimentos S.A.”), a subsidiary of Quiñenco, with a 50% interest each in Calaf S.A., a corporation that acquired the trademarks, assets and know-how, among other things, of Calaf S.A.I.C. and Francisca Calaf S.A., traditional Chilean candy makers, renowned for more than a century. We sell Calaf’s products together with our soft drinks, with the potential to reach more than 90,000 clients. This new challenge offers an interesting growth potential to ECUSA in the ready-to-eat market segment.

On March 9, 2004, Anheuser- Busch Companies Inc., or A-BC, informed us that it was considering a possible disposition, through an underwritten secondary offering in Chile and in the international markets, of the shares of common stock held by its affiliate Anheuser-Busch International Holdings, Inc. Chile II Ltda., representing 20% of our equity. Currently, and as requested by A-BC, we are negotiating the form and conditions under which such possible offering might be effected with the support of our management. As of the date of this annual report, there can be no assurance that A-BC will consummate a secondary offering or other disposition of our shares. A-BC expressly stated that the disposition of our shares held by its affiliate will not affect the license agreement currently in force for Budweiser beer in Argentina

ITEM 9: The Offer and Listing

Offer and Listing Details

For the periods indicated, the table below sets forth the reported high and low closing sales prices for the Common Stock on the Santiago Stock Exchange as well as the high and low sales prices of the ADSs as reported by NASDAQ or by the NYSE, the latter since March 26, 1999:

	Santiago Stock Exchange (per share of common stock)(*)		NASDAQ/NYSE (since 3/26/99) (per ADS)

	High	Low	High	Low

	(Ch$)	(Ch$)	(US$)	(US$)
Years
1999	3,375	1,350	32.19	13.25
2000	3,471	2,100	34.25	18.44
2001	3,085	2,250	26.15	15.81
2002	2,399	1,800	17.70	12.10
2003	2,780	2,125	22.69	16.96
2004 (through May 31)	3,075	2,350	25.79	17.90
2002
1st quarter	2,399	2,000	17.70	14.50
2nd quarter	2,210	1,910	16.74	14.60
3rd quarter	2,180	1,800	15.80	12.40
4th quarter	2,175	1,800	15.63	12.10
2003
1st quarter	2,626	2,125	17.90	14.50
2nd quarter	2,450	2,200	17.63	15.50
3rd quarter	2,740	2,195	19.40	16.00
4th quarter	2,780	2,379	22.69	16.96
2004
1st quarter	3,075	2,500	25.79	21.24
Last six months
December 2003	2,680	2,540	22.69	20.94
January 2004	2,710	2,500	24.08	21.60
February	2,900	2,500	24.50	21.24
March	3,075	2,560	25.79	21.24
April	2,930	2,600	24.05	20.82
May	2,640	2,350	20.70	17.90

(*)	Pesos per share of Common Stock reflect nominal price at trade date.

Significant trading suspensions of the Company’s stock have not occurred in the last three years.

Plan of distribution

Not applicable

Markets

Our common stock is currently traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaíso Stock Exchange under the symbol “CU”. The Santiago Stock Exchange accounted for approximately 64% of the trading volume of our common stock in Chile in 2002 and 61% of such volume in 2003. The remaining 36% in 2002 and 39% in 2003 was traded mainly on the Chile Electronic Stock Exchange. Shares of our common stock were traded in the United States on the NASDAQ stock exchange between September 24, 1992 and March 25, 1999 and on the NYSE since March 26, 1999, in the form of ADSs, each representing five shares of our common stock, with ADSs in turn evidenced by ADRs. The ADSs are issued under the terms of a deposit agreement dated September 1, 1992, as amended among us, JPMorgan Chase Bank, as depositary and the holders from time to time of the ADSs.

Selling Shareholders

Not applicable

Dilution

Not applicable

Expenses of the Issue

Not applicable

ITEM 10: Additional Information

Share Capital

Not applicable

Memorandum and Articles of Association

Provided below is a summary of certain material information found in our bylaws and provisions of Chilean law. This summary is not exhaustive. For more information relating to the items discussed in this summary, the reader is encouraged to read our bylaws which have been filed as an exhibit to our Registration Statement on form F-1, as amended, filed with the Commission on September 23, 1992 (File No. 033-48592).

Registration and corporate purposes We are a public corporation (sociedad anónima abierta) organized by means of a public deed dated January 8, 1902, executed before the notary public of Valparaíso, Mr. Pedro Flores, and our existence was approved by Supreme Decree N° 889 of the Treasury Department, dated March 19, 1902, both of which were recorded on the reverse of folio 49, N°

45 of Valparaíso’s Registry of Commerce for 1902, and published in Chile’s Official Gazette on March 24, 1902. We are recorded on March 8, 1982, at Chile’s Securities Registry of the SVS under N° 0007.

The last amendment to our articles of association, which moved the domicile of the corporation from Valparaíso to Santiago City, and the complete, revised and updated text of the corporation’s bylaws were set forth in a public deed dated 4 June 2001, executed before the notary public of Valparaíso, María Ester Astorga, an extract of which was recorded on the reverse of folio 474 N° 363 of the Valparaíso Registry of Commerce for 2001, published in the Official Gazette on June 13, 2001, and recorded at the Registry of Commerce of Santiago on folio 18.149, N° 14.600 for the year 2001.

Under Article 4 of our bylaws, the corporation’s principal purpose is to produce, manufacture and market alcoholic and non-alcoholic beverages, to manufacture containers and packaging, and to provide transportation services, among other businesses.

Directors Under the Chilean law regarding corporations (the “Chilean Corporations Act”), a corporation may not enter into a contract or agreement in which a director has a direct or indirect interest (i.e., a conflicting interest transaction) without prior approval by the board of directors, and then only if the terms of the conflicting interest transaction are similar to those of an arm’s length transaction.

If the conflicting interest transaction involves a “material amount,” the board of directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm’s length transaction. A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than 2,000 Unidades de Fomento (as of May 31, 2004, approximately US$53,256 and exceeds 1% of the assets of the corporation, or if the amount exceeds 20,000 Unidades de Fomento (as of May 31, 2004, approximately US$532,562 regardless of the size of the corporation.

If the board of directors believes that it is not possible to ascertain whether the conflicting interest transaction is similar to an arm’s length transaction, it may approve or reject the conflicting interest transaction, or appoint independent advisors to make such a determination. If the board appoints independent advisors, the report prepared by the advisors will be made available to the shareholders and the board of directors for 20 business days from the date the last report was received from the independent advisors. The shareholders will be notified in writing of the receipt of the reports. After this period, the board may approve or reject the conflicting interest transaction, but the board is not required to follow the independent advisors’ conclusion. The board may treat the conflicting interest transaction and the report as confidential information. Shareholders representing at least 5% of our voting shares may request the board to call a shareholders’ meeting in order to approve or reject the conflicting interest transaction by a two-thirds majority of the outstanding voting shares. Interested directors are excluded from all decisions of the board related to the conflicting interest transaction.

All decisions adopted by the board in respect of the conflicting interest transaction must be reported to the next following shareholders’ meeting. The controller of the corporation or the related party which intends to enter into the conflicting interest transaction shall make available to the board of directors, at the time the transaction is being considered by the board, all information relating to the transaction filed with any non-Chilean regulatory entities or stock exchanges.

If a suit for damages arises from such a transaction, the defendant (i.e., one or more directors, the controller, a related party, or all of them) bears the burden of proof that the transaction was made under marketplace conditions or that its terms proved benefit to the corporation, unless the conflicting interest transaction was previously approved by the shareholders.

The amount of any director’s remuneration is established each year at the annual shareholders’ meeting.
Directors are forbidden, unless previously and duly authorized thereto by the board of directors, to borrow or otherwise make use of corporate money or assets for their own benefit or that of (a) their spouses or certain relatives, including certain in-laws; (b) companies in which they, or their spouses or the relatives above referred to, either are directors, or own, beneficially or of record, at least a 10% interest;

or (c) third parties for whom the directors act as representatives. However, the shareholders’ authorization is not required. These rules can only be modified by law.

It is not necessary to hold our shares to be elected a director, and there is no age limit established for the retirement of directors.

Rights, preferences and restrictions regarding shares At least thirty percent of our net profits for each fiscal year is required to be distributed in cash to our shareholders, unless our shareholders unanimously decide otherwise. Any remaining profits may be used to establish a reserve fund (that may be capitalized at any time, amending the corporate bylaws by the vote of a majority of the voting stock issued), or to pay future dividends.

Compulsory minimum dividends, i.e., at least thirty percent of our net profits for each fiscal year, become due thirty days after the date on which the annual shareholders’ meeting has approved the distribution of profits in the fiscal year. Any additional dividends approved by our shareholders become due on the date set by our shareholders or our board of directors.

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

We have only one class of shares and there are therefore no preferences or limitations on the voting rights of shareholders. Each of our shareholders is entitled to one vote per share. In annual shareholders’ meetings, resolutions are made by a simple majority of those present, provided there is a quorum. A special or extraordinary meeting generally requires an absolute majority, in other words, 50% plus one of the shares entitled to vote; however, the Chilean Corporations Act provides that in order to carry certain motions, a two thirds majority of the outstanding voting stock is necessary.

Our directors are elected every three years and their terms are not staggered. Our shareholders may accumulate their votes in favor of just one person or distribute their votes to more than one person. In addition, by unanimous agreement of our shareholders present and entitled to vote, the vote may be omitted and the election made by acclamation.

In the event of liquidation, the Chilean Corporations Act provides that corporations may carry out distributions to shareholders on account of a reimbursement of capital only after the payment of corporate indebtedness.

There are no redemption or sinking fund provisions applicable to us, nor are there any liabilities to our shareholders relating to future capital calls by us.

Under Chilean law, certain provisions affect any existing or prospective holder of securities as a result of the shareholder owning a substantial number of shares. The Securities Market Law establishes that (a) any person who, directly or indirectly, (i) owns 10% or more of the subscribed capital of a corporation (the “majority shareholders”) whose shares are registered in the Securities Registry of the SVS (the “SRSVS”), or (ii) owns any such percentage because of the purchase of shares; and (b) all directors, the chief executive officer, liquidators and other principal officers of any corporation whose shares are registered with the SRSVS, regardless of the number of shares they own, must report any direct or indirect purchase or sale of shares made by such persons or entities within two business days of such transactions to the SVS and to each of the stock exchanges in Chile where such corporation has securities listed. In addition, majority shareholders must inform the SVS and the stock exchanges with respect to whether the purchase is aimed at acquiring control of the corporation or just as a financial investment.

The Securities Market Law also provides that when one or more persons intend to take over a corporation subject to oversight by the SVS, they must give prior public notice. This notice must include the price to be offered per share and the conditions of the proposed transaction, including the expected manner of acquiring the shares.

Finally, Chapter XXV of the Securities Market Law was enacted on December 20, 2000, to ensure that controlling shareholders share with minority shareholders the benefits of a change of control, by requiring that certain share acquisitions be made pursuant to a tender offer. However, up to December 31, 2003, this tender offer requirement was not wholly applicable to our controlling shareholder, pursuant to the exemption contemplated in transitory article 10 of Law N° 19.705, the benefits of which were granted to the controllers by the shareholders’ meeting held on June 4, 2001.

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

The Chilean Corporations Act also provides shareholders with the right to withdraw from a corporation in certain situations. Unless there is an ongoing bankruptcy proceeding, if a shareholders’ meeting approves any of the following matters, dissenting shareholders will be automatically entitled to withdraw from the corporation upon payment by the corporation of the market value of their shares:

  our transformation into a different type of legal entity,
  our merger with and/or into another company,
  the disposition of 50% or more of the corporate assets, whether or not liabilities are also transferred, or the proposal or amendment of any business plan that contemplates the transfer of assets exceeding said percentage, the granting of real or personal guarantees to secure third party obligations exceeding 50% of the corporate assets, the creation of preferences for a series of shares or the increase or reduction in the already existing ones. In this case, only dissenting shareholders of the affected series shall have the right to withdraw, curing certain formal defects in the corporate charter which otherwise would render it null and void or any modification of its bylaws that should grant this right, and other cases provided for by statute or in our bylaws, if any.

In addition, shareholders may withdraw if a person becomes the owner of two-thirds of the outstanding shares of the corporation as a consequence of a share acquisition and such person does not make a tender offer for the remaining shares within 30 days.

Our bylaws do not provide for additional circumstances under which shareholders may withdraw.

Action necessary to change the rights of holders of stock Rights of stockholders are established by law and pursuant to the bylaws of a corporation. For certain modifications of shareholders’ rights, the law requires a special majority, such as the creation, increase, reduction or suppression of preferred stock, which may be adopted only with the consent of at least two-thirds of the affected series. Consequently any other impairment of rights not specifically regulated needs only an absolute majority ( more than 50%) of the stock entitled to vote. However, the waiver of the shareholders’ right to receive no less than 30% of the net profits accrued in any fiscal year (the “minimum dividend”) requires the unanimous vote of all stockholders. The above notwithstanding, no decision of the shareholders’ meeting can deprive a shareholder of any part of the stock that he owns.

Our bylaws do not contemplate additional conditions in connection with matters described in this subsection.

Shareholders’ meetings Our annual shareholders’ meetings are to be held during the first quarter of each year. During the meetings, determinations are made relating to particular matters, which matters may or may not be specifically indicated in the notice for such meeting.

The quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority of our issued voting stock; if a quorum is not present at the first meeting, the meeting can be reconvened and upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the voting stock represented. In that case, decisions will be made by the absolute majority of stock with voting rights present or otherwise represented. The following matters are specifically reserved for annual meetings:

  review of our state of affairs and of the reports of internal and independent auditors, and the approval or rejection of the annual report, balance sheet, financial statements and records submitted by our officers or liquidators;

  distribution of profits of the respective fiscal year, including the distribution of dividends;

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

Extraordinary shareholders’ meetings may be held at any time, when required by corporate necessity. During extraordinary meetings, determinations are made relating to any matter which the law or the Company’s bylaws reserve for consideration by such extraordinary meetings, which matters shall be expressly set forth in the relevant notice. Whenever in an extraordinary shareholders’ meeting determinations must be made relating to matters specifically reserved to annual meetings, the operation and decisions of such extraordinary meeting will follow the requirements applicable to annual meetings. The following matters are specifically reserved for extraordinary meetings:

  dissolution of the corporation;

  transformation, merger or spin-off of the corporation and amendments to its bylaws;

  issuance of bonds or debentures convertible into stock;

  transfer of 50% or more of the corporate fixed assets, whether or not including the disposition of its liabilities, or the transfer of 50% or more of its liabilities; and

  guarantees of third parties' obligations, except when these third parties are subsidiary companies (in which case approval of the board of directors will suffice).

In addition to the above, annual and extraordinary shareholders’ meetings must be called by the board of directors in the following circumstances:

  when requested by shareholders representing at least 10% of issued stock; and

  when required by the SVS.

Only holders of stock recorded in the Register of Shareholders at least five days before the date of the pertinent meeting may participate with the right to be heard and vote in shareholders’ meetings. Directors and officers other than shareholders may participate in shareholders’ meetings with the right to be heard.

Shareholders may be represented at meetings by other individuals, regardless of whether or not those persons are shareholders themselves. A proxy must be conferred in writing, and for the total number of shares held by the shareholder and entitled to vote in accordance with the previous paragraph.

Limitations on the right to own securities The right to own any kind of property is guaranteed by the Chilean Constitution, and the Chilean Corporations Act does not contain any general limitation regarding the right to own securities. There are, however, certain limitations on the right of foreigners to own securities of Chilean corporations, but only for certain special types of companies. We are not affected by these limitations, and our bylaws do not contain limitations or restrictions in this regard.

Article 14 of the Chilean Corporations Act forbids public corporations from including in their bylaws any provisions restricting the free transferability of stock. However, two or more shareholders may enter into a private agreement on this matter, but, in order for these agreements to be effective, they must be recorded by the corporation and thus made available to any interested third parties. See “Item 6: Directors, Senior Management and Employees – Directors and Senior Management”.

Takeover defenses Our bylaws do not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of us and that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries).

Ownership threshold Our bylaws do not contain any ownership threshold above which shareholder ownership must be disclosed. For a description of the ownership thresholds mandated by Chilean law, see “– Rights, preferences and restrictions regarding shares”.

Our bylaws do not impose any conditions that are more stringent than those required by law for effecting changes in our capital.

Material Contracts

Not applicable

Exchange Controls

General Legislation and Regulations. The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. See “Item 3. Key Information – Selected Financial Data – Exchange Rate”. Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 –registration which grants the investor access to the Formal Exchange Market– or with the Central Bank of Chile under Chapter XIV of the Central Bank Foreign Exchange Regulations.

Effective April 19, 2001, the Central Bank of Chile abrogated the then existing Chapter XXVI of the Central Bank Foreign Exchange Regulations (“Chapter XXVI”), which addressed issuance of ADSs by a Chilean company, and issued an entirely new set of Foreign Exchange Regulations (the April 19th Regulations”), virtually eliminating all the restrictions and limitations that had been in force up to that date. The April 19th Regulations were based upon the general principle that foreign exchange transactions can be made freely in Chile by any person, notwithstanding the power conferred by law to the Central Bank of Chile of imposing certain restrictions and limitations to such transactions.

With the issuance of the above Regulations, the approval by the Central Bank of Chile required for access to the Formal Exchange Market was replaced with the requirement of disclosure of the relevant transactions to the Central Bank of Chile. However, some foreign exchange transactions, notably foreign loans, capital investment or deposits, continued to be subject to the requirement of being effected through the Formal

Exchange Market. The April 19th Regulations reduced the time needed to effect foreign exchange transactions by foreign investors in Chile.

The April 19th Regulations, among others, eliminated the following restrictions:

  prior authorization by the Central Bank of Chile for the entry of capital in connection with foreign loans, investment, capital contribution, bonds and ADRs;

  prior authorization by the Central Bank of Chile for the remittance of capital in connection with repatriation of capital, dividends and other benefits related to capital contributions and investment, and prepayment of foreign loans;

  minimum risk classification restrictions and terms for the issuance of bonds;

  restrictions on the issuance of ADRs. Therefore, the rules established under Chapter XXVI of the previous Foreign Exchange Regulations are no longer applicable; and

  Mandatory Reserve deposits for foreign capitals.

According to these Regulations, foreign exchange transactions performed before April 19, 2001, remain subject to the regulations in effect at the time of the transactions (i.e. Chapter XXVI), unless the interested parties elected the applicability of the April 19th Regulations, thereby expressly waiving the applicability of the regulations in force at the time of the execution of the respective transaction.

On January 23, 2002, the Central Bank of Chile issued an entirely new set of Foreign Exchange Regulations, effective as from March 1, 2002, replacing April 19th Regulations (“The New Rules”). The New Rules preserve the general principle established in the April 19th Regulations of freedom in foreign exchange transactions, simplified procedures to reduce the time needed to effect foreign exchange transactions by foreign investors in Chile, and introduced several new provisions.

Pursuant to the New Rules, Chilean entities are now allowed, under Chapter XIV, which governs credits, deposits, investments and capital contribution from abroad, to:(i) dispose of such foreign currency allocated abroad, executing any of the transactions contemplated in Chapter XIV, without the need of delivering it into Chile, subject to the obligation of reporting said transaction to the Central Bank of Chile; and (ii) capitalize any liability expressed in foreign currency and acquired abroad.

According to the New Rules, foreign exchange transactions made pursuant to Chapter XIV, executed before April 19, 2001, shall continue to be subject to the regulations in effect at the time of the transactions, unless the interested parties elect the applicability of the New Rules, expressly waiving the applicability of the provisions which would otherwise govern them.

Notwithstanding the above, foreign exchange transactions contemplated in Chapter XIV, executed before March 1, 2002 according to the regulations of the Central Bank of Chile in force at the time of their execution, may be reported to the Central Bank pursuant to the provisions contained in the New Rules.

Therefore, notwithstanding the April 19th Regulations and the New Rules, Chapter XXVI remains in force with respect to our ADR facility, as referred to below.

Our ADRs. A Foreign Investment Contract was entered into among the Central Bank of Chile, us and the Depositary pursuant to Article 47 of the Central Bank Act and Chapter XXVI (see “General Legislation and Regulations”, above). According to Chilean law, a contract is ruled by the law in force at the time of its execution. Therefore, our Foreign Investment Contract is ruled by the foreign exchange regulations in force before April 19, 2001, among which is Chapter XXVI. Absent the Foreign Investment Contract, under Chilean exchange controls in force until April 19, 2001, investors would not have been granted access to the Formal Exchange Market for the purpose of converting Chilean pesos to U.S. dollars and repatriating from Chile amounts received in respect of deposited Shares or Shares withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying Shares and any rights with respect thereto). In December 1999, amendments were introduced to Chapter XXVI whereby, among other things, the Central Bank of Chile was authorized to reject applications under such regulations without expression of cause. In reviewing such applications, the Central Bank of Chile was required to take into account the situation of the balance of payments and the stability of the capital account. However, the Central Bank of Chile was authorized to impose certain conditions on the applicants prior to resolving the applications. In April 2000, Chapter XXVI was again amended in order to incorporate, in addition to shares issued by Chilean corporations, quotes of investment funds as eligible to be converted into ADSs. Chapter XXVI did not require delivery of a new application in case of the entry of U.S. dollars intended for the acquisition of shares not subscribed by the shareholders or by the transferees of the options to subscribe the shares.

Under Chapter XXVI and our Foreign Investment Contract, the Central Bank of Chile agreed to grant to the Depositary, on behalf of ADR holders, and to any non-Chilean resident investor who withdrew Shares of our common stock upon surrender of ADRs (such Shares being referred to herein as “Withdrawn Shares”) access to the Formal Exchange Market to convert Chilean pesos to U.S. dollars (and to remit such dollars outside of Chile) in respect of Shares of our common stock represented by ADSs or Withdrawn Shares, including amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn Shares (subject to receipt by the Central Bank of Chile of a certificate from the holder of the Withdrawn Shares (or from an institution authorized by the Central Bank of Chile) that such holder’s residence and domicile were outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such Withdrawn Shares had been sold on a Chilean exchange), (c) proceeds from the sale in Chile of pre-emptive rights to subscribe for and purchase additional Shares of our common stock, (d) proceeds from the liquidation, merger or consolidation of the Company and (e) other distributions, including, without limitation, those resulting from any recapitalization, as a result of holding Shares represented by ADSs or Withdrawn Shares. Access to the Formal Exchange Market in the case of (a), (b), (c) and (d) above would be available for only five working days following the sale of the shares on the stock exchange. Transferees of Withdrawn Shares would not be entitled to any of the foregoing rights under Chapter XXVI unless the Withdrawn Shares were redeposited with the Custodian. Investors receiving Withdrawn Shares in exchange for ADRs would have the right to redeposit such Shares in exchange for ADRs, provided that certain conditions to redeposit were satisfied. For a description of the Formal Exchange Market, see “Item 3: Key Information – Selected Financial Data – Exchange Rates”. Alternatively, according to the amendments introduced to Chapter XXVI in December 1999, in case of Withdrawn Shares and their subsequent sale on a stock exchange, the Chilean peso proceeds obtained thereby could be converted into U.S. dollars in a market different from the Formal Exchange Market within five business days from the date of the sale.

Chapter XXVI provided that access to the Formal Exchange Market in connection with the sale of Withdrawn Shares or distributions thereon would be conditioned upon receipt by the Central Bank of Chile of a certification by the Depositary or the Custodian, as the case might have been, that such Shares had been withdrawn in exchange for delivery of the pertinent ADRs and receipt of a waiver of the benefits of our Foreign Investment Contract with respect thereto (except in connection with the proposed sale of the Shares) until such Withdrawn Shares were redeposited. Chapter XXVI also provided that access to the Formal Exchange Market in connection with dividend payments was conditioned on certification by us to the Central Bank of Chile that a dividend payment had been made. The provision contained in Chapter XXVI that established that access to the Formal Exchange Market in connection with dividend payments was conditioned on certification by us to the Central Bank of Chile that any applicable tax had been withheld was eliminated on November 23, 2000.

Chapter XXVI and our Foreign Investment Contract provided that a person who brought foreign currency into Chile, including U.S. dollars, to purchase Shares entitled to the benefit of our Foreign Investment Contract was required to convert such foreign currency into Chilean pesos on the same date and had five banking business days within which to invest in Shares in order to receive the benefit of our Foreign Investment Contract. If such person decided within such period not to acquire Shares, such person could access the Formal Exchange Market to reacquire foreign currency, provided that the applicable request was presented to the Central Bank of Chile within seven banking days of the initial conversion into pesos. Shares acquired as described above could be deposited in exchange for ADRs and receive the benefit of our Foreign Investment Contract, subject to receipt by the Central Bank of Chile of a certificate from the Depositary that such deposit had been effected and that the related ADRs had been issued and receipt by the Custodian of a declaration from the person making such deposit waiving the benefit of our Foreign Investment Contract with respect to the deposited Shares.

Chapter XXVI required foreign investors acquiring shares or securities in Chile to maintain a mandatory reserve (the “Mandatory Reserve”) for one year in the form of a non-interest bearing U.S. dollar deposit with the Central Bank, or to pay to the Central Bank a non-refundable fee (the “Fee”). Such reserve requirement was imposed with respect to investments made by foreign investors to acquire shares or securities in the secondary market, but did not apply to capital contributions made for purposes of paying-in capital for a newly created company or increasing the capital of an existing company. As of June 1, 1999, the Mandatory Reserve was not applied to foreign investments made for purposes of acquiring shares of a stock corporation, provided that the investor was entitled to the benefit of Chapter XXVI, and that such acquisition was consummated in accordance with the provisions of Chapter XXVI. On September 17, 1998, the Central Bank of Chile reduced the Mandatory Reserve to 0%.

Access to the Formal Exchange Market under any of the circumstances described above was not automatic. Pursuant to Chapter XXVI, such access required approval of the Central Bank of Chile based on a request therefor presented through a banking institution established in Chile within five business days from the occurrence of any of the events described in letters (a), (b), (c) and (d) above. Pursuant to our Foreign Investment Contract, if the Central Bank of Chile had not acted on such request within seven banking days, the request would be deemed approved.

Under current Chilean law, our Foreign Investment Contract cannot be amended unilaterally by the Central Bank of Chile. No assurance can be given, however, that new restrictions applicable to the holders of ADRs, the disposition of underlying Shares or the repatriation of the proceeds from such disposition will not be reinstated in the future by the Central Bank of Chile, nor can there be any assessment of the possible duration or impact of such restrictions.

Taxation

Chilean Tax Considerations

The following discussion is based on certain Chilean income tax laws presently in force, including Rulings N°324 of January 29, 1990 and N°3708 of October 1, 1999 of the Chilean Internal Revenue Service and other applicable regulations and rulings. The discussion summarizes the principal Chilean income tax consequences of an investment in the ADSs or shares of common stock by an individual who is not domiciled in or a resident of Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile which we refer to as a foreign holder. For purposes of Chilean law, an individual holder is a resident of Chile if he or she has resided in Chile for more than six consecutive months in one calendar year or for a total of more than six months, whether consecutive or not, in two consecutive tax years. An individual holder is domiciled in Chile if he or she resides in Chile with the purpose of staying in Chile (such purpose to be evidenced by circumstances such as the acceptance of employment within Chile or the relocation of his or her family to Chile). This discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation.

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign holders, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another statute. In addition, the Chilean tax authorities issue rulings and regulations of either general or specific application interpreting the provisions of Chilean tax law.

Chilean taxes may not be assessed retroactively against taxpayers who act in good faith relying on such rulings and regulations, but Chilean tax authorities may change said rulings and regulations prospectively. There is no general income tax treaty in force between Chile and the United States.

Cash dividends and Other Distributions Cash dividends paid by us with respect to the ADSs or shares of common stock held by a foreign holder will be subject to a 35.0% Chilean withholding tax, which is withheld and paid over by us, which we refer to as the Chilean withholding tax. A credit against the Chilean withholding tax is available based on the level of corporate income tax, or first category tax, actually paid by us on the taxable income to which the dividend is imputed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed. In addition, distribution of book income in excess of retained taxable income is subject to the Chilean withholding tax, but such distribution is not eligible for the credit. Under Chilean income tax law, for purposes of determining the level of the first category tax that has been paid by us, dividends generally are assumed to have been paid out of our oldest retained taxable profits. Presently, the first category tax rate is 17.0%. Whether the first category tax is imposed or not, the effective overall combined rate of Chilean taxes imposed with respect to our distributed profits would be 35.0%. Nevertheless, in the case that the retained taxable profits or exempted profits as of December 31 of the year preceding a dividend are not sufficient to attribute to such dividend, we will make a withholding of 35% of the amount that exceeds those retained taxable or exempted profits. In case such withholding is determined to be excessive before the end of the year, there will be rights to file for the reimbursement of the excess withholding.

The foregoing tax consequences apply to cash dividends paid by us. Dividend distributions made in property (other than shares of common stock) will be subject to the same Chilean tax rules as cash dividends. Share dividends are not subject to Chilean taxation until such shares are sold.

Capital Gain Gain realized on the sale, exchange or other disposition by a foreign holder of ADSs (or ADRs evidencing ADSs) will not be subject to Chilean taxation, provided that such disposition occurs outside Chile or that it is performed under the rules of Title XXIV of the Chilean Securities Market Law, as amended by Law No. 19,601, dated January 18, 1999. The deposit and withdrawal of shares of common stock in exchange for ADRs will not be subject to any Chilean taxes.

Gain recognized on a sale or exchange of shares of common stock (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a foreign holder will be subject to both the first category tax and the Chilean withholding tax (the former being creditable against the latter) if (1) the foreign holder has held such shares of common stock for less than one year since exchanging ADSs for the shares of common stock, (2) the foreign holder acquired and disposed of the shares of common stock in the ordinary course of its business or as a regular trader of stock or (3) the sale is made to a company in which the foreign holder holds an interest (10.0% or more of the shares in the case of open stock corporations). In all other cases, gain on the disposition of shares of common stock will be subject only to the first category tax levied as a sole tax. However, if it is impossible to determine the taxable capital gain, a 5.0% withholding will be imposed on the total amount to be remitted abroad without any deductions as a provisional payment of the total tax due.

The tax basis of shares of common stock received in exchange for ADSs will be the acquisition value of such shares. The valuation procedure set forth in the deposit agreement, which has been approved by the Chilean Internal Revenue Service pursuant Ruling Nº 324 of 1990, values shares of common stock that are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, generally will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into shares of common stock and sale of such shares of common stock for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile .

In the case where the sale of the shares is made on a day that is different than the date in which the exchange is recorded, capital gains subject to taxation in Chile may be generated. However, following Ruling No. 3708 of the Chilean Internal Revenue Service, we will include in the deposit agreements a provision whereby the capital gain that may be generated if the exchange date is different than the date in which the shares received in exchange for ADSs are sold, will not be subject to taxation. Such provision states that in the event that the exchanged shares are sold by the ADS holders in a Chilean stock exchange on the same day in which the exchange is recorded in the shareholders' registry of the issuer or within two business days prior to the date on which the sale is recorded in the shareholders' registry, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction.

The distribution and exercise of preemptive rights relating to the shares of common stock will not be subject to Chilean taxation. Amounts received for the assignment of preemptive rights relating to the shares will be subject to both the first category tax and the Chilean withholding tax (the former being creditable against the latter to the extent described above).

The Chilean Internal Revenue Service has not enacted any rule nor issued any ruling about the applicability of the norms explained below (referred to as Laws Nº 19,738 and Nº 19,768) to the foreign holders of ADRs.

To the extent that our shares are actively traded on a Chilean stock exchange, foreign institutional investors who acquire our shares may benefit from a tax exemption included in an amendment to the Chilean Income Tax Law, Law Nº 19,738 published on June 19, 2001. The amendment established an exemption for the payment of income tax by foreign institutional investors, such as mutual funds, pension funds and others, that obtain capital gains in the sales through a Chilean stock exchange, a tender offer or any other system authorized by the Superintendency of Securities and Insurance, of shares of publicly traded corporations that are significantly traded in stock exchanges.

A foreign institutional investor is an entity that is either:

  a fund that makes public offers of its shares in a country which public debt has been rated investment grade by an international risk classification agency qualified by the Superintendency of Securities and Insurance;

  a fund that is registered with a regulatory entity of a country which public debt has been rated investment grade by an international risk classification agency qualified by the Superintendency of Securities and Insurance, provided that the investments in Chile, including securities issued abroad that represent Chilean securities, held by the fund represent less than 30.0% of its share value;

  a fund that holds investments in Chile that represent less than 30.0% of its share value, provided that it proves that no more that 10.0% of its share value is directly or indirectly owned by Chilean residents;

  a pension fund that is exclusively formed by individuals that receive their pension on account of capital accumulated in the fund;

  a fund regulated by Law Nº 18,657, or the Foreign Capital Investment Funds Law, in which case all holders of its shares must reside abroad or be qualified as local institutional investors; or

  another kind of institutional foreign investor that complies with the characteristics defined by a regulation with the prior report of the Superintendency of Securities and Insurance and the Chilean Internal Revenue Service.

In order to be entitled to the exemption, foreign institutional investors, during the time in which they operate in Chile must:

  be organized abroad and not be domiciled in Chile ;

  not participate, directly or indirectly, in the control of the issuers of the securities in which it invests and not hold, directly or indirectly, 10.0% or more of such companies' capital or profits;

  execute an agreement in writing with a Chilean bank or securities broker in which the intermediary is responsible for the execution of purchase and sale orders and for the verification, at the time of the respective remittance, that such remittances relate to capital gains that are exempt from income tax in Chile or, if they are subject to income tax, that the applicable withholdings have been made; and

  register in a special registry with the Chilean Internal Revenue Service.

Pursuant to the enacted amendment to the Chilean Income Tax Law published on November 7, 2001 (Law No. 19,768) as amended by Law Nº 19,801 published on April 25, 2002, the sale and disposition of shares of Chilean public corporations which are actively traded on a Chilean stock exchange is not levied by any Chilean tax on capital gains if the sale or disposition was made:

  on a local stock exchange or any other stock exchange authorized by the Superintendency of Securities and Insurance or in a tender offer process according to Title XXV of the Chilean Securities Market Law, so long as the shares (a) were purchased on a public stock exchange or in a tender offer process pursuant to Title XXV of the Chilean Securities Market Law, (b) are newly issued shares issued in a capital increase of the corporation, or (c) were the result of the exchange of convertible bonds (in which case the option price is considered to be the price of the shares). In this case, gains exempted from Chilean taxes shall be calculated using the criteria set forth in the Chilean Income Tax Law; or

  within 90 days after the shares would have ceased to be significantly traded on stock exchange. In such case, the gains exempted from Chilean taxes on capital gains will be up to the average price per share of the last 90 days. Any gains above the average price will be subject to the first category tax.

Other Chilean Taxes No Chilean inheritance, gift or succession taxes apply to the transfer or disposition of the ADSs by a foreign holder but such taxes generally will apply to the transfer at death or by a gift of shares of common stock by a foreign holder. No Chilean stamp, issue, registration or similar taxes or duties apply to foreign holders of ADSs or shares of common stock.

Withholding Tax Certificates Upon request, we will provide to foreign holders appropriate documentation evidencing the payment of the Chilean withholding tax. We will also inform when the withholding was excessive in order to allow the filing for the reimbursement of taxes.

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

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of Common Stock or ADSs that is (i) a citizen or resident of the United States, (ii) a corporation or partnership organized under the laws of the United States or any State, (iii) an estate whose income is subject to United States federal income tax regardless of its source or (iv) a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust. The discussion does not address any aspects of United States taxation other than federal income taxation. Investors are urged to consult their tax advisors regarding the United States federal, state and local and other tax consequences of owning and disposing of Common Stock and ADSs.

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

Cash Dividends and Other Distributions Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend paid before reduction for any net withholding (i.e., after taking into account any Chilean First-Category Tax creditable against Chilean Withholding Tax) by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the U.S. Holder, in the case of shares of Common Stock, or by the Depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction. Subject to a holder's satisfaction of certain holding period requirements, dividends included in income by a noncorporate U.S. holder during the period ending on December 31, 2008 are subject to tax at a maximum rate of 15% if the dividends are paid by a domestic corporation or “qualified foreign corporation.” A qualified foreign corporation generally includes a foreign corporation if (i) its shares (or ADSs) are readily tradable on an established securities market in the U.S. or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty, provided that the corporation is not a passive foreign investment company, foreign personal holding company or foreign investment company. We believe that we should be treated as a qualified foreign corporation with respect to dividend payments to our ADS holders and, therefore, dividends paid to an individual U.S. holder of ADSs should be taxed at a maximum rate of 15%. However, you should be aware that the requirements to be treated as a qualified foreign corporation are not entirely clear and further guidance from the Internal Revenue Service may be forthcoming that could affect this conclusion. U.S. holders of Ordinary Shares directly, rather than through ADSs, should consult their own tax advisor about whether the 15% maximum rate applies to dividends they receive. The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. dollar value of the Chilean peso payments made, determined at the spot Chilean peso/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary foreign exchange gain or loss. Such gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes. Subject to certain generally applicable limitations, the net amount of any Chilean Withholding Tax (after reduction for the credit for Chilean First-Category Tax) paid over to Chile will be creditable against the U.S. Holder 's United States federal income tax liability. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States . In the case of U.S. individuals, if the reduced rate of tax on dividends applies to such holder, such limitations and restrictions will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Internal Revenue Code. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding their application to the particular circumstances of such holder.

Pro rata distributions of shares of Common Stock or preemptive rights generally are not subject to United States federal income tax. The basis of the new shares of Common Stock or preemptive rights (if such rights are exercised or sold) generally will be determined by allocating the U.S. Holder's adjusted basis in the old shares between the old shares and the new shares or preemptive rights received, based on their relative fair market values on the date of distribution (except that the basis of the preemptive rights will be zero if the fair market value of the rights is less than 15% of the fair market value of the old shares at the time of distribution, unless the U.S. Holder irrevocably elects to allocate basis between the old shares and the preemptive rights). The holding period of a U.S. Holder for the new shares or preemptive rights will include the U.S. Holder's holding period for the old shares with respect to which the new shares or preemptive rights were issued. In other circumstances, distributions of Common Stock or preemptive rights may be treated as taxable dividends.

Capital Gains U.S. Holders will not recognize gain or loss on deposits or withdrawals of shares of Common Stock in exchange for ADSs or on the exercise of preemptive rights. U.S. Holders will recognize capital gain or loss on the sale or other disposition of ADSs or shares of Common Stock (or preemptive rights with respect to such shares) held by the U.S. Holder or by the Depositary equal to the difference between the amount realized and the U.S. Holder's tax basis in the ADSs or shares. Any gain recognized by a U.S. Holder generally will be treated as United States source income. Consequently, in the case of a disposition of shares of Common Stock or preemptive rights (which, unlike a disposition of ADSs, will be taxable in Chile), the U.S. Holder may not be able to claim the foreign tax credit for Chilean tax imposed on the gain unless it appropriately can apply the credit against tax due on other income from foreign sources. Loss generally would be treated as United States source loss. With respect to sales occurring on or after May 6, 2003, but before January 1, 2009, the long-term capital gain tax rate for an individual U.S. Holder is 15%. For sales occurring before May 6, 2003, or after December 31, 2008, under current law the long-term capital gain rate for an individual U.S. Holder is 20%.

PFIC Rules CCU believes that it should not be treated as a passive foreign investment company (a “PFIC”) for United States federal income tax purposes, although this conclusion is subject to some uncertainty because definitive asset values for non publicly-traded or illiquid assets may be unavailable. This conclusion is also a factual determination made annually and thus may be subject to change.

In general, the Company will be a PFIC with respect to a U.S. Holder if for any taxable year in which the U.S. Holder held the Company's ADSs or shares of Common Stock, either (i) at least 75% of the gross income of the Company for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of the Company 's assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income. If the Company is treated as a PFIC, a U.S. Holder would be subject to special rules with respect to (a) any gain realized on the sale or other disposition of shares of Common Stock or ADSs and (b) any “excess distribution” by the Company to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the shares of Common Stock or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of the shares of Common Stock or ADSs during the three preceding taxable years or, if shorter, the U.S. Holder 's holding period for the shares or ADSs). Under these rules, (i) the gain or excess distribution would be allocated ratably over the U.S. Holder 's holding period for the shares of Common Stock or ADSs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

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

Alternatively, a U.S. Holder of shares or ADSs in a PFIC can sometimes avoid the rules described above by electing to treat the company as a “qualified electing fund” under section 1295 of the Internal Revenue Code. This option will not be available to U.S. Holders because the Company does not intend to comply with the requirements necessary to permit a U.S. Holder to make this election. U.S. Holders should consult their own tax advisors concerning the U.S. federal income tax consequences of holding shares or ADSs if the Company is considered a passive foreign investment company in any taxable year.

Information Reporting and Backup Withholding Dividends in respect of the Shares or ADSs and proceeds from the sale, exchange, or redemption of the Shares or ADSs may be subject to information reporting to the United States Internal Revenue Service and a backup withholding tax (currently, at a 28% rate) may apply unless the U.S. Holder furnishes a correct taxpayer identification number or certificate of foreign status or is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on Form W-9 and a non-U.S. Holder will provide such certification on Form W-8BEN.

Dividends and Paying Agents

Not applicable

Statement by Experts

Not applicable

Documents on Display

The documents concerning us, which are referred to in this annual report, may be inspected at our main offices at Bandera 84, Sixth Floor, Santiago , Chile .

Subsidiary Information

Not applicable

ITEM 11: Quantitative and Qualitative Disclosures About Market Risk

The following discussion about our risk management activities includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

We face primary market risk exposures in three categories: commodity price fluctuations, exchange rate fluctuations and interest rate fluctuations. We periodically review our exposure to the three main sources of risk described above and determine at our senior management level how to minimize the impact on our operations of commodity price, foreign exchange and interest rate changes. As part of this review process, we periodically evaluate opportunities to enter into hedging mechanisms to mitigate such risks.

The market risk sensitive instruments referred to below are entered into only for purposes of hedging our risks and are not used for trading purposes.

Quantitative Information About Market Risk

Commodity Price Sensitivity
The major commodity price sensitivity faced by us is the variation of malt prices.

The following table summarizes information about our malt inventories and futures contracts that are sensitive to changes in commodity prices, specifically malt prices. For inventories, the table presents the carrying amount and fair value of the inventories and contracts as of December 31, 2003. For these contracts the table presents the notional amounts in tons, the weighted average contract prices, and the total dollar contract amount by expected maturity dates.

Commodity Price Sensitivity as of December 31, 2003

	Carrying Amount						Fair Value
On Balance Sheet Position

Malt inventory (millions of Ch$)	Ch$3,717						3,888
Bulk wine inventory (raw material)	14,199
	Expected Maturity						Fair Value
	2004	2005	2006	2007	2008	Thereafter
Purchase Contracts

Malt:
Fixed Purchase Volume (tons)	40,000	20,000	20,000	6,000
Weighted Average Price (US$ per ton) (1)	300	330	330	330
Contract Amount (thousands of US$)	ThUS$12,000	6,600	6,600	1,980			28,380
Grapes:
Fixed Purchase Volume (tons)	14,598	9,330	7,786	5,353	2,918	7,525
Weighted Average Price (Ch$ per kg.) (2)	206	221	178	177	172	178
Contract Amount (millions of Ch$)	3,007	2,064	1,388	945	501	1,340
Wine:

Fixed Purchase Volume (million liters)	10.8	5.3	1.8
Weighted Average Price (Ch$ per liter) (2)	179	174	174
Contract Amount (millions of Ch$)	1,938	925	308

(1)	Price to be reviewed and adjusted to reflect market prices according to variations in international barley prices. Accordingly, the commodity risk is mitigated, as each year’s deliveries will approximate market.
(2)	Price to be reviewed and adjusted to reflect market prices according to variations in domestic raw material prices. Accordingly, the commodity risk is mitigated, as each year’s deliveries will approximate market.

As of December 31, 2002 we had purchase contracts for ThUS$6,279, which increased mainly due to the purchase of higher malt volumes.

Exchange Rate Sensitivity
The major exchange rate risk faced by us is the variation of the Chilean peso against the U.S. dollar.

On May 9, 2003, the Cayman Islands Branch of Compañía Cervecerías Unidas S.A. entered into a US$135 million, five-year unsecured, syndicated loan agreement. This credit agreement has a variable interest rate of LIBOR + 0.75% in U.S. dollars, with five equal semi-annual amortization installments of principal beginning on the third anniversary of the closing. Interest payments are on a quarterly basis. The credit agreement was syndicated by 11 banks. To avoid the exchange and interest risks of this credit, we entered into cross currency interest rate swap agreements for an aggregate of US$96.1 million, 86.4% of which is in variable Chilean pesos rate and 13.6% is in fixed Chilean pesos rate. As a consequence, we replaced the risk of LIBOR fluctuations for this credit agreement, by the risk of variations in the nominal TAB rate, expressed in Chilean pesos in an amount of Ch$49,285 million (US$83 million). Nevertheless, we expect that if the TAB rate rises, such rise would be due to improvement in consumer demand, which we expect would result, in turn, in an increase in our operating results, causing a natural hedge for the nominal variable rate Chilean peso debt.

The following table summarizes our debt obligations, cash and cash equivalents, accounts receivable and derivative contracts in foreign currencies as of December 31, 2003, in million Chilean pesos, according to their maturity date, weighted-average interest rates and fair values:

Exchange Rate Sensitivity as of December 31, 2003
(millions of Ch$, except percentages and exchange rate)

Expected Maturity Date
	2004	2005	2006	2007	2008	Thereafter	TOTAL	Fair Value

Debt Obligations

Variable rate
US$ (*)	35,820	-	32,065	32,065	16,033	-	115,983	117,466
Average int. rate	2.1%	-	-	-	-	-	-
Euro	226	-	-	-	-	-	226	226
Average int. rate	3.4%	-	-	-	-	-	3.4%
Argentine $	202						202	201
Average int. rate	4.8%						4.8%

Cash and Cash Equivalents	14,566							14,566

Accounts Receivables	11,001							11,001

Derivative Contracts

Receive Ch$/pay US$	ThUS$1,400						ThUS$1,400	ThUS$7
Receive US$/pay Ch$	ThUS$24,500				ThUS$96,110		ThUS$120,610	ThUS$15,856

(*)	Includes the US$135 million syndicated loan, of which US$96.1 million is hedged through cross currency interest rate swap agreements.

In accordance with Chilean generally accepted accounting principles, we apply TB 64 issued by the Chilean Institute of Accountants to translate and value investments in foreign subsidiaries (see Note 1 to our consolidated financial statements). Under TB 64, our foreign investments in CICSA and FLC are not subject to price-level restatements based on inflation in those countries. Instead, the U.S. dollar is considered to be the functional currency. As a result, the effect of a devaluation of the peso against the U.S. dollar on our financial statements is determined, in part, by the impact of such devaluation on the value of our investments in CICSA and FLC, as well as on foreign currency denominated obligations that qualify as a hedge against those investments. These effects are recorded in the account “Cumulative translation adjustment” in shareholder's equity. As of December 31, 2003, our investment in CICSA and FLC amounted to Ch$72,253 million, foreign currency denominated obligations that were designated as a hedge against these investments amounted to Ch$13,887 million and the negative cumulative translation adjustment account amounted to Ch$67 million.

As of December 31, 2002 we had a smaller amount of debt exposed to the U.S. dollar because during 2003, our subsidiary the Cayman Islands Branch of Compañía Cervecerías Unidas S.A. entered into a US$135 million syndicated loan, of which US$96.1 million is currently hedged.

Interest Rate Sensitivity
The major interest rate risk which we face is a rise in the TAB rate. As of December 31, 2003, our interest-bearing debt amounted to Ch$140,005 million (see Notes 9, 10 and 11 to the consolidated financial statements), 80.1% of which was variable-rate debt and 19.9% was fixed-rate debt. The majority of our floating-rate debt, Ch$52,737 million, was Chilean peso denominated and tied to the TAB rate due to the cross currency interest rate swap agreements entered into in respect of a large part of our US$135 million syndicated loan.

The following table summarizes debt obligations with interest rates by maturity date, the related weighted-average interest rates and fair values:

Interest-Bearing Debt as of December 31, 2003
(millions of Ch$, except percentages)

	2004	2005	2006	2007	2008	Thereafter	TOTAL	Fair Value

Fixed rate

Ch$ (UF) (1) (2)	Ch$ 1,664	1,368	1,368	381	381	14,974	20,135	21,264
Interest rate	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%
Variable rate
Ch$ (UF) (1)	904	852	852	852	-	-	3,459	3,372
Average int. rate	2.5%	2.5%	2.5%	2.5%	-	-	2.5%
US$ (3)	35,820	-	32,065	48,098	-	-	115,983	117,466
Average int. rate	2.1%	-	-	-	-	-	-
Euro	226	-	-	-	-	-	226	226
Average int. rate	3.4%	-	-	-	-	-	3.4%
Argentine $	202						202	201
Average int. rate	4.8%	-	-	-	-	-	4.8%

(1)	A UF ( Unidad de Fomento ) is a daily indexed, peso-denominated monetary unit. The UF is set daily in advance based on the previous month's inflation rate.
(2)	Bonds.
(3)	Includes the US$135 million syndicated loan, of which US$96.1 million is hedged through cross currency interest rate swap agreements.

As of December 31, 2002, our major interest risk was related to LIBOR, whereas currently, our major interest risk is related to TAB. This is mainly due to the cross currency interest rate swap agreements entered into in connection with the US$135 million syndicated loan.

Qualitative Information About Market Risk

Commodity Price Sensitivity
The major commodity price sensitivity faced by us is the variation of malt, sugar and grape prices. In Chile , we obtain our supply of malt from local producers and in the international market. During 2003, we imported 22,000 tons of malt. In Argentina during 2003, we purchased all of our malt from local suppliers. See “Item 4: Information on the Company – Business Overview – Our Beer Business – Our Beer Business in Chile – Raw Materials” and “Item 4: Information on the Company – Business Overview – Our Beer Business – Our Beer Business in Argentina – Raw Materials”. We do not hedge these transactions. Rather, we negotiate yearly contracts with malt suppliers.

The principal commodity used in the production of soft drinks is sugar. We generally purchase almost all of our sugar requirements from Empresas Iansa S.A., the sole producer of sugar in Chile , but we occasionally purchase sugar in the international market when prices are favorable. See “Item 4: Information on the Company – Business Overview – Our Soft Drinks and Mineral Water Business – Our Soft Drinks and Mineral Water Business in Chile – Raw Materials”. We do not hedge these transactions. Rather, we negotiate yearly price conditions with Empresas Iansa S.A.

The principal raw materials used in the production of wine are harvested grapes and purchased wine. VSP obtains approximately 42% of the grapes used for export wines from its own vineyards, thereby reducing grape price volatility. The majority of the wine sold in the domestic market is purchased from third parties. During 2003, we purchased the majority of our grape and wine needs based on yearly contracts at fixed prices from third parties. Spot transactions for wine are executed from time to time depending on additional wine needs. During the years 2001, 2002 and 2003, our wine subsidiary, VSP, bought grapes and wine in Chile in the amount of Ch$13,456 million, Ch$15,093 million and Ch$19,404 million, respectively. See “Item 4: Information on the Company – Business Overview – Our Wine Business – Raw Materials”.

Exchange Rate Sensitivity
The major exchange rate risk faced by us is the variation of the Chilean peso against the U.S. dollar. As of December 31, 2003, our foreign currency denominated liabilities amounted to Ch$131,517 million, most of which was U.S. dollar denominated. Foreign currency denominated interest-bearing debt (Ch$116,411 million) represented 83.1% of our total interest-bearing debt, of which 99.6% were U.S. dollar denominated. The remaining 16.9% was indexed to Chilean inflation. The Ch$116,411 million foreign currency denominated debt includes the US$135 million syndicated loan, of which US$96.1 million are hedged through cross currency interest rate swap agreements. Additionally, we had Ch$831 million (ThUS$1,400) in notional amounts of derivative contracts to sell U.S. dollars and Ch$14,548 million (ThUS$24,500) in notional amounts of derivative contracts to buy U.S. dollars, as of December 31, 2003. To reduce the impact of any devaluation of the peso against the U.S. dollar, as of December 31, 2003, we held Ch$9,910 million in dollar-indexed instruments. In addition, we held other assets denominated in U.S. dollars equal to Ch$10,426, most of which were accounts receivable. Including the assets denominated in U.S. dollars, the net liability exposure to variations in foreign exchange rates was Ch$17,784 million.

According to Chilean generally accepted accounting principles, we applied TB 64 to translate and value investments in foreign subsidiaries (see Note 1 of our consolidated financial statements) as of December 31, 2003. Under TB 64, our foreign investments in CICSA and FLC are not subject to price-level restatements based on inflation in those countries. Instead, the U.S. dollar is considered the functional currency for CICSA and FLC. As a result, the effect of a devaluation of the peso against the U.S. dollar on our financial statements is determined, in part, by the impact of such devaluation on the value of our investments in CICSA and FLC, as well as on foreign currency denominated obligations that qualify as a hedge against those investments. These effects are recorded in the account “Cumulative translation adjustment” in shareholders' equity. As of December 31, 2003, our investment in CICSA and FLC amounted to Ch$72,253 million, and foreign currency denominated obligations that were designed to hedge against these investments amounted to Ch$13,887 million. Therefore, such amounts should not be included in determining the net exposure in Chile to foreign exchange that would have an impact on net income. As a result, the net accounting exposure with effect on the results of operations was a net liability of Ch$3,897 million.

CICSA, as of December 31, 2003, had a net liability exposure of Ch$9,044 million due to financial debt denominated in U.S. dollars. At the same date, FLC had a net asset exposure of Ch$399 million due to short term assets. Additionally, according to TB 64 the Argentine peso net monetary liability position, as of December 31, 2003, amounted to Argentine Th$13,189 for CICSA and a net asset position of Argentine Th$6,339 for FLC.

Interest Rate Sensitivity
The major interest rate risk which we face is a rise in the TAB rate. As of December 31, 2003, we had Ch$115,983 million of LIBOR-based interest-bearing debt outstanding, of which Ch$57,070 million was hedged through cross currency interest rate swap agreements, 86.4% is in variable Chilean pesos rate and 13.6% is in fixed pesos rate. Additionally, our subsidiary VSP has a long-term credit agreement with a variable interest based on TAB, that as of December 31, 2003, amounted to Ch$3,429 million.

ITEM 12: Description of Securities Other than Equity Securities

Not applicable

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

ITEM 15: Controls and Procedures

Our chief executive officer, or CEO, and chief financial officer, or CFO, have evaluated the effectiveness of our “disclosure controls and procedures” (as defined in Exchange Act rules 13a-14(c) and 15d-14(c)) as of December 31, 2003. These controls and procedures were designed to ensure that material information relating to us and our subsidiaries are communicated to our CEO and the CFO. Based on such evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC reports. There have been no significant changes in our internal controls and procedures or in other factors that could significantly affect these controls and procedures subsequent to the date of this evaluation.

ITEM 16A: Audit Committee Financial Expert

We are not required to have, and we do not have, an audit committee financial expert ( within the meaning of the regulations adopted under the Sarbanes-Oxley Act of 2002) serving on our audit committee. However, pursuant to NYSE Rule 303A.06, we must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and the additional requirements under NYSE Rule 303A, by July 31, 2005.

ITEM 16B: Code of Ethics

We have adopted a code of ethics that applies to all of our executive officers and employees. Our code of ethics is available on our website at www.ccu-sa.com. Our code of ethics has not been amended and no waivers, either explicit or implicit, of provisions of the code of ethics have been granted to the Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer.

ITEM 16C: Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2002 and 2003:

	2002	2003

	(million of Ch$ as of December 2003)
Audit Fees	228	171
Audit-Related Fees	2	7
Tax Fees	-	-
All Other Fees	-	-

Total Fees	230	178

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers in connection with the review and audit of our semi-annual and annual consolidated financial statements, as well as the review of other fillings.

Audit Committee Pre-Approval Policies and Procedures

Since May 2003, foreign private issuers have been subject to “pre-approval” requirements under which all audit and non-audit services provided by the independent auditor must be pre-approved by an audit committee. In our case, our audit committee approves all audit, audit-related services, tax services and other services provided by PricewaterhouseCoopers. Any services to be provided by independent auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement.

ITEM 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

ITEM 17: Financial Statements

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18: Financial Statements

See Annex for the Financial Statements

ITEM 19: Exhibits

Index to Exhibits

1.1	Company by-laws (incorporated by reference from Compañía Cervecerías Unidas S.A. Annual Report on Form 20-F for the year ended December 31, 2001, filed on June 28, 2002).
2.1	CCU Cayman Islands Branch US$135 million syndicated dated May 9, 2003.
8.1	Compañía Cervecerías Unidas S.A. significant subsidiaries as of December 31, 2003.
12.1	Certification of Chief Executive Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Index to Financial Statements and Schedules

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

Date : June 24, 2004	/s/ Patricio Jottar

Chief Executive Officer

COMPAÑIA CERVECERIAS UNIDAS S.A.
    AND SUBSIDIARIES

December 31, 2003

Consolidated Financial Statements

CONTENTS

Report of independent auditors
Audited financial statements:
        Consolidated Balance Sheet at December 31, 2003 and 2002
        Consolidated Statement of Income for the years ended December 31, 2003, 2002 and 2001
        Consolidated Statement of Cash Flows for the years ended December 31, 2003, 2002 and 2001
        Notes to the consolidated financial statements

Ch$ -	Chilean pesos
ThCh$ -	Thousands of Chilean pesos
US$ -	United States dollars
A$ -	Argentine pesos
€ -	Euros
UF -	A UF is a daily indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month's inflation rate.

REPORT OF INDEPENDENT AUDITORS

Santiago , January 29, 2004

To the Board of Directors and Shareholders
Compañía Cervecerías Unidas S.A.

1
We have audited the accompanying consolidated balance sheets of Compañía Cervecerías Unidas  S.A. and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2003, expressed in constant Chilean pesos. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2
We conducted our audits of these statements in accordance with generally accepted auditing standards in both Chile and the standards of the Public Company Accounting Oversight Board ( United States ). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3
As described in Note 1, the accompanying consolidated financial statements have been restated to reflect the effects of changes in the purchasing power of the Chilean peso on the Company's financial position and results of operations. Furthermore, the financial statements as of December 31, 2001 and 2002 and for the years then ended have been restated in terms of constant Chilean pesos of December 31, 2003 purchasing power.

4
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Compañía Cervecerías Unidas S.A. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Chile.

5	As discussed in Note 2 to the consolidated financial statements, the Company changed its method of valuing inventory as of January 1, 2002.

Santiago, January 29, 2004 Compañía Cervecerías Unidas S.A. 2
6
Accounting principles generally accepted in Chile vary in certain important respects from accounting principles generally accepted in the United States of America . Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

/s/ PricewaterhouseCoopers

Santiago , Chile
January 29, 2004

COMPAÑIA CERVECERIAS UNIDAS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

Adjusted for general price-level changes and expressed
in thousands of constant Chilean pesos of December 31, 2003

	As of December 31,
ASSETS	2003	2002

	ThCh$	ThCh$
CURRENT ASSETS
Cash	10,865,692	10,528,402
Time deposits and marketable securities (Note 3)	41,601,380	41,229,663
Accounts receivable - trade and other, net (Note 4)	70,790,575	69,643,817
Accounts receivable from related companies (Note 15)	676,390	2,592,140
Inventories (Note 5)	55,043,589	46,851,775
Prepaid expenses	3,263,586	2,710,900
Prepaid taxes (Note 13)	2,165,654	2,470,054
Other current assets (Note 6)	15,134,250	44,320,092

Total current assets	199,541,116	220,346,843

PROPERTY, PLANT AND EQUIPMENT, net (Note 7)	313,804,536	334,053,444
OTHER ASSETS (Note 8)	63,252,595	104,246,463

Total assets	576,598,247	658,646,750

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term borrowings (Note 9)	35,812,212	28,412,934
Current portion of bank borrowings and bonds payable (Notes 10 and 11)	3,003,915	19,908,992
Dividends payable	11,280,528	7,417,288
Accounts payable	38,228,633	41,605,334
Notes payable	159,387	763,172
Other payables	4,573,303	4,337,253
Accounts payable to related companies (Note 15)	1,132,501	926,733
Accrued expenses (Note 12)	14,664,425	12,822,766
Withholding taxes payable	9,958,054	7,170,200
Income tax	1,507,271	-
Other current liabilities	282,732	125,218

Total current liabilities	120,602,961	123,489,890

LONG-TERM LIABILITIES
Bank borrowings (Note 10)	82,717,705	3,632,699
Bonds payable (Note 11)	18,470,999	19,828,805
Accrued expenses and other liabilities (Note 12)	11,975,064	1,893,497
Deferred income taxes	14,687,189	18,209,549
Deposits on bottles and containers	11,096,892	11,871,436

Total long-term liabilities	138,947,849	55,435,986

Total liabilities	259,550,810	178,925,876

MINORITY INTEREST	38,275,838	41,901,344
COMMITMENTS AND CONTINGENCIES (Note 17)
SHAREHOLDERS' EQUITY (Note 14)
Common Stock (318,502,872 shares with no par value authorized and outstanding)	169,975,841	169,975,841
Share premium	13,293,340	13,293,340
Other reserves	3,228,205	19,982,809
Retained earnings	92,274,213	234,567,540

Total shareholders' equity	278,771,599	437,819,530

Total liabilities and shareholders' equity	576,598,247	658,646,750

The accompanying notes 1 to 24 form an integral part of these consolidated financial statements.

COMPAÑIA CERVECERIAS UNIDAS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

Adjusted for general price-level changes and expressed
in thousands of constant Chilean pesos of December 31, 2003

	For the years ended December 31,

	2003	2002	2001

	ThCh$	ThCh$	ThCh$
OPERATING RESULTS
Net sales	384,064,231	349,349,505	374,088,147
Cost of sales	(189,203,934)	(172,156,846)	(176,934,187)

Gross margin	194,860,297	177,192,659	197,153,960
Selling and administrative expenses	(148,997,512)	(139,051,067)	(151,742,625)

Operating income	45,862,785	38,141,592	45,411,335

NON-OPERATING RESULTS
Non-operating income (Note 19)	24,489,961	6,350,615	24,224,055
Non-operating expenses (Note 20)	(12,109,737)	(9,720,662)	(17,870,461)
Price-level restatement and exchange differences (Note 21)	1,261,636	(3,710,738)	(2,495,517)

Income before income taxes and minority interest	59,504,645	31,060,807	49,269,412
Income taxes (Note 13)	(4,977,027)	(7,510,799)	(7,433,842)

Minority interest	(439,494)	(1,264,473)	(1,911,669)

NET INCOME	54,088,124	22,285,535	39,923,901

The accompanying notes 1 to 24 form an integral part of these consolidated financial statements.

COMPAÑIA CERVECERIAS UNIDAS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted for general price-level changes and expressed
in thousands of constant Chilean pesos of December 31, 2003

	For the years ended December 31,

	2003	2002	2001

	ThCh$	ThCh$	ThCh$
CASH FLOWS FROM OPERATING ACTIVITIES
NET INCOME	54,088,124	22,285,535	39,923,901
CHARGES (CREDITS) TO INCOME NOT REPRESENTING
CASH FLOWS:
Depreciation	40,161,075	43,447,971	41,817,648
Amortization of goodwill	2,217,480	2,588,817	2,487,773
Amortization of negative goodwill	(41,094)	(50,212)	(47,126)
Amortization of other intangibles	391,482	415,842	413,522
Provision for impairment of property, plant and equipment and write-offs of glass bottles, write-offs of spare parts and other provisions	3,922,842	2,329,411	4,454,752
Equity in net income of unconsolidated affiliates (net)	(19,739,625)	(870,212)	(717,670)
Price-level restatement	(1,261,636)	3,710,738	2,495,517
Gain on sale of land and properties held for sale	(1,364,639)	(682,863)	(416,282)
Gain on sale of investments and other assets	-	(9)	(17,369,843)
Deferred income taxes	2,256,496	4,965,418	3,405,596
Minority interest	439,494	1,264,473	1,911,669
Other	(4,872,614)	(3,513,712)	(434,290)
CHANGES IN ASSETS AND LIABILITIES AFFECTING
CASH FLOWS:
Accounts and notes receivable	(6,817,919)	(1,145,358)	(2,239,461)
Inventories	(4,827,135)	(4,168,275)	(4,884,520)
Other assets	(7,457,339)	(7,611,318)	(3,714,685)
Accounts payable affecting operating results	998,673	3,549,116	6,145,353
Interest payable	2,261,816	714,292	285,111
Income tax payable	2,214,994	(598,603)	(9,672)
Accounts payable affecting non-operating results	(2,071,640)	37,602	(2,667,317)
Value added tax	2,835,656	(1,259,872)	(317,491)

Net cash provided by operating activities	63,334,491	65,408,781	70,522,485

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted for general price-level changes and expressed
in thousands of constant Chilean pesos of December 31, 2003

	For the years ended December 31,

	2003	2002	2001

	ThCh$	ThCh$	ThCh$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	132,740,288	25,349,444	11,438,256
Repayments of bank borrowings	(43,625,647)	(28,822,710)	(38,797,177)
Repayments of bonds payable	(1,364,576)	(1,362,171)	(5,273,780)
Dividends paid	(188,292,116)	(23,329,863)	(44,616,727)
Proceeds from issuance of common shares	-	-	6,482,442
Payment of expenses relating to issuanceof common shares	-	-	(35,725)
Other	2,781,152	1,996,209	7,151,359

Net cash used in financing activities	(97,760,899)	(26,169,091)	(63,651,352)

CASH FLOWS FROM INVESTMENT ACTIVITIES
Capital expenditures	(24,772,968)	(20,476,274)	(34,441,615)
Proceeds from sale of property, plant and equipment	2,502,084	853,536	803,040
Proceeds from sale of investments in unconsolidated affiliates	65,338,039	-	37,328,433
Proceeds from sale of other investments	37,516	57,000,270	92,753,891
Investments in unconsolidated affiliates	(34,161,992)	(14,464,456)	(4,255,072)
Investments in financial instruments	(25,221)	(35,368,251)	(90,867,133)
Accounts receivable from related companies	-	(287,771)	4,124,514
Other	208,111	14,799	(47,788)

Net cash provided by (used in) investment activities	9,125,569	(12,728,147)	5,398,270

PRICE-LEVEL RESTATEMENT OF CASH AND CASH EQUIVALENTS	(1,442,456)	1,643,905	1,946,486

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(26,743,295)	28,155,448	14,215,889
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	93,099,117	64,943,669	50,727,780

CASH AND CASH EQUIVALENTS AT END OF YEAR	66,355,822	93,099,117	64,943,669

The accompanying notes 1 to 24 form an integral part of these consolidated financial statements.

COMPAÑIA CERVECERIAS UNIDAS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2003

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2003, except as indicated

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Compañía Cervecerías Unidas S.A. (“CCU” or “the Company”) is the largest producer, bottler and distributor of beer in Chile . CCU's line of beers includes a full range of super-premium, premium, medium-priced and popular-priced brands, which are primarily marketed under seven different brand names and one brand extension. The Company has three beer production facilities located throughout Chile , and has a nationwide production and distribution network. The Company also imports and distributes Budweiser, Paulaner and Guinness beers in Chile .

The Company is one of the largest producers in the Argentine beer market. It has two beer production facilities in Argentina , in Salta and Santa Fe . Under a joint venture agreement with Anheuser-Busch Incorporated (“Anheuser-Busch”), the Company produces and distributes locally-produced Budweiser beer in Argentina

On April 28, 2003, the Company signed license and technical assistance agreements with Heineken Brouwerijen B.V. whereby the Company has the exclusive rights to produce, sell and distribute Heineken Lager beer in Chile and Argentina .

The Company also produces Chilean wine through a controlling interest in Viña San Pedro S.A. (“VSP”), Chile 's second largest wine exporter and third largest winery in the domestic market. VSP produces and markets premium, varietal and popular-priced wines under the brand families Viña San Pedro and Santa Helena.

The Company is the exclusive producer, bottler, and distributor in Chile of CCU's proprietary brands and those brands produced under license from PepsiCo, Schweppes Holding Limited and Watt's Alimentos S.A. The Company's soft drink and nectar products are produced in three facilities located throughout Chile , and its mineral water is produced in two bottling plants in the central region of Chile .

A summary of significant accounting policies is set forth below:

a) Presentation

These accompanying financial statements have been prepared in accordance with accounting principles generally accepted in Chile and the regulations of the Chilean Superintendency of Securities and Insurance (hereinafter referred to as “SVS”). In the event of discrepancy, the SVS regulations would prevail. There were no material discrepancies in the principles or regulations that have effected the accompanying financial statements.

The Company has issued its audited statutory consolidated financial statements in Spanish and in conformity with accounting principles generally accepted in Chile , which include certain notes and additional information required by the SVS for statutory purposes. Management believes that these additional notes and information are not essential for the complete understanding of the consolidated financial statements and accordingly, these notes and additional information have been excluded from the accompanying consolidated financial statements.

Certain minor reclassifications have been made in the 2001 and 2002 amounts to conform with the 2003 presentation.

b) Consolidation

The consolidated financial statements include the accounts of Compañía Cervecerías Unidas S.A. (the “Parent Company”) and subsidiaries (companies in which the Parent Company holds a direct or indirect ownership of more than 50%). The parent Company and its subsidiaries are herein referred to collectively as the “Company” or “CCU”. All significant inter-company accounts and transactions have been eliminated upon consolidation. The participation of minority shareholders is presented in the consolidated financial statements under the caption Minority interest.

The consolidated financial statements for the years 2003, 2002 and 2001 include the following significant subsidiaries:

	At December 31,

	2003	2002	2001

	%	%	%
Percentage of direct and indirect ownership:
Aguas Minerales Cachantun S.A	99.93	99.93	99.90
Comercial CCU Santiago S.A	99.76	99.76	99.76
Fábrica de Envases Plásticos S.A	99.99	99.99	99.99
Transportes CCU Limitada	99.99	99.99	99.99
Cervecera CCU Chile Limitada	99.99	99.99	99.99
CCU Cayman Limited	99.94	99.94	99.93
Compañía Cervecerías Unidas Argentina S.A	89.22	89.18	89.18
Andina de Desarrollo S.A	52.40	52.38	52.38
Compañía Industrial Cervecera S.A. (“CICSA”)	88.51	88.48	88.48
Viña San Pedro S.A	60.33	60.33	60.33
Viña Santa Helena S.A	60.27	60.27	60.27
Saint Joseph Investment Limited	99.94	99.94	99.93
South Investment Limited	99.94	99.94	99.93
Embotelladoras Chilenas Unidas S.A. (“ECUSA”)	99.94	99.94	99.94
Pisconor S.A. (formerly, Inversiones Trovador S.A.) (7)	99.99	99.99	-
Vending y Servicios CCU Limitada (8)	99.94	99.94	-
Inversiones Ecusa S.A. (4)	99.94	99.94	-
Viña Urmeneta S.A. (5)	60.33	60.33	-
Finca La Celia S.A. (1)	60.33	-	-
Finca Eugenio Bustos S.A. (6)	60.33	-	-
Southern Breweries Establishment (3)	99.97	-	-
Comercial e Industrial Calafquen S.A. (2)	99.97	-	-

(1)	On January 1, 2003 Finca La Celia S.A. concluded its developmental stage as defined by the SVS and was consolidated as of January 1, 2003 (Note 8).
(2)	Comercial e Industrial Calafquén S.A., was incorporated on December 10, 2003.

(3)
On April 10, 2003, the Company purchased an additional 50% interest in Southern Breweries Establishment (“Southern”) resulting in a total ownership interest of 99.97%. Prior to April 2003, the Company owned 49.97% of Southern and accounted for this investment under the equity method. Upon the acquisition of the additional interest, the Company began consolidating the operations of Southern.

(4)	Inversiones Ecusa S.A. was formed on September 27, 2002 in order to operate foreign subsidiaries.
(5)	Viña Urmeneta S.A. was incorporated on September 12, 2002 in order to further expand the Company's wine business.
(6)
Finca Eugenio Bustos S.A. was incorporated on June 4, 2002 in order to market fine wines in the world market. On January 1, 2003 this subsidiary concluded its development stage as defined by the SVS and was consolidated as of January 1, 2003 (Note 8).

(7)
Inversiones Trovador S.A. was purchased by the Company on May 10, 2002, and on December 6, 2002 changed its name to Pisconor S.A. The purpose of this entity is to develop and expand the Company's pisco business.

(8)	Vending y Servicios CCU Limitada was established on March 15, 2002 with the purpose of selling non-alcoholic beverages using vending machines.

In accordance with Circular 981 of the SVS, disbursements made during the organization and start-up stage of subsidiaries which are not assignable to tangible or intangible assets are included in Shareholder's equity as pre-operating stage deficits. Investments in controlled subsidiaries in the development stage are not consolidated; rather, they are accounted for under the equity method and included in Other Assets in the Consolidated Balance Sheets. At December 31, 2003, the Company´s investments in Viña Dassault San Pedro S.A. (formerly, Viña Totihue S.A.) and Viña Tabalí S.A. were considered to be in the development stage. At December 31, 2002, the Company´s investment in Finca La Celia S.A., Finca Eugenio Bustos S.A. and Viña Dassault San Pedro S.A. (formerly Viña Totihue S.A.) were considered to be in the development stage.

c) Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosures of contingent liabilities. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could differ from amounts estimated include: the carrying value of property, plant and equipment, the adequacy of the allowance for doubtful accounts, the carrying value of goodwill and investments in unconsolidated affiliated and the determination of the liability for deposits for bottles and containers.

d) Price-level restatements

The financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the local currency during each year. For this purpose and in conformity with current Chilean regulations, non-monetary assets and liabilities and equity accounts have been restated by charges or credits to income. Furthermore, the income and expense accounts have been restated in terms of year-end constant pesos. In accordance with Chilean tax regulations and accounting practices, the restatements were calculated based on the official Consumer Price Index of the National Institute of Statistics, applied one month in arrears, which was 3.1%, 3.0% and 1.0% for the years ended November 30, 2001, 2002 and 2003, respectively. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile . For comparative purposes, the consolidated financial statements as of December 31, 2001 and 2002 and the amounts disclosed in the related footnotes have been restated in terms of Chilean pesos of December 31, 2003 purchasing power. The above-mentioned price-level restatements do not purport to present appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of assets and liabilities exposed to the effects of inflation.

e) Foreign currency

Balances in foreign currency included in the Consolidated Balance Sheets and summarized in Note 21 have been translated into Chilean pesos at the market (“observed”) exchange rates determined by the Central Bank of Chile in effect at each year end as follows:

	2003	2002	2001

U.S. Dollar	593.50	718.61	654.79
Euro	744.95	752.55	578.18
Unidad de fomento (UF)	16,920.00	16,744.12	16,262.66

f) Time deposits and marketable securities

Time deposits are reported at cost plus accrued interest and price level restatements at each year-end.

Marketable securities include money market funds, promissory notes and common equity shares which are reported at the lower of their historical cost plus price-level restatements (“restated cost”) or market value. Money market funds are stated at market value based on year-end quoted values.

g) Allowance for doubtful accounts receivable

The Company records an allowance for doubtful accounts receivable based on an analysis of the aging of the outstanding balance as well as other relevant information. This allowance is netted against Accounts receivable - trade and other.

h) Inventories

In process goods, raw materials and supplies are valued at acquisition cost plus price-level restatements. The Company estimates that inventories have an average turnover period of one year or less.

Effective January 1, 2002, the Company changed the method used to value its finished goods from direct cost, which includes only raw materials, to a method that includes raw materials, labor and overhead costs (Note 2). For the year ended December 31, 2001, the inventory portion of Costs of sales in the Consolidated Statements of Income was stated at replacement cost excluding labor and overhead.

i) Prepaid expenses

Prepaid expenses are shown at cost plus price-level restatements and include prepayments for advertising, insurance premiums, computer maintenance services and others, and are amortized over the period of the benefit. Long-term portions of prepaid expenses are included in Other assets in the Consolidated Balance Sheets.

j) Other current assets

Other current assets primarily includes securities acquired pursuant to repurchase agreements which are stated at cost plus accrued interest and price-level restatements.

k) Property, plant and equipment

Property, plant and equipment are stated at cost plus price-level restatements. Depreciation for each year has been calculated under the straight-line method, based on the estimated useful lives assigned to the assets. Estimated useful lives of assets are as follows:

Years

Buildings	25 - 100
Vineyards	20 - 30
Machinery and equipment	5 - 20
Bottles and containers	3 - 10
Other fixed assets	10

Bottles and containers are reported at cost plus price-level restatements, net of write-offs due to breakage and allowances. Depreciation of glass bottles, pallets, and plastic boxes is calculated under the straight-line method based on the estimated useful lives assigned to the respective assets.

Purchased software is being amortized over periods between four and seven years.

Property, plant and equipment includes the revaluation increment arising from the technical appraisal carried out during 1979 in conformity with instructions issued by the SVS.

Repairs and maintenance costs are charged against income while improvements are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by reversing the cost and accumulated depreciation accounts, with any related gain or loss reflected in Non-operating income or Non-operating expense in the Consolidated Statements of Income.

l) Other assets

Other assets include land and buildings held for sale which have been adjusted to their estimated realizable values; trademarks which have been valued at cost plus price-level restatements and are amortized over a period of twenty years; and bond discounts arising from bonds issued by the Company during 1994.

Other assets also include the following:

Investments in unconsolidated affiliates

Includes investments in unconsolidated affiliates are accounted for using the equity method when Company has the ability to exercise significant influence over the operating and financial policies of the investee. Under Chilean GAAP, this is generally presumed to occur when the investor owns between 10% and 50% of the outstanding voting shares. Accordingly, the Company's proportional share in the net income (or loss) of each investee is recognized on an accrual basis, after eliminating any unrealized profits or losses from transactions with the investees in Non-operating income or expense in the Consolidated Statements of Income.

Goodwill and negative goodwill

Under Chilean GAAP, goodwill arises from the excess of the purchase price of companies acquired over their net book value; negative goodwill arises when net book value exceeds the purchase price of companies acquired. Goodwill and negative goodwill also arise from the purchase of investments accounted for by the equity method. Goodwill and negative goodwill are normally amortized on a straight-line basis over the expected period of return of the investments, up to a maximum period of 20 years. Chilean GAAP also provides that the amortization of goodwill and negative goodwill may be accelerated if the proportional net income or loss of the investee exceeds the respective straight-line amortization amount. The Company evaluates the recoverability of goodwill on a periodic basis.

Investments in other companies

Investments in other companies includes investments in quoted common shares with an average trading value below UF 400 during the last quarter of each year and investments in unlisted shares and partnership interests in other companies where the Company does not have the ability to exercise significant influence over the operating and financial policies of the investee.

Investments in unlisted shares and partnership interests in other companies are reported at each year end at cost plus price-level restatements and income from these investments is recognized on a cash basis. Where provisions for impairment were considered necessary, such provisions were recorded.

m) Translation of foreign currency financial statements

The investments in the Argentine subsidiaries and in Karlovacka Pivovara dd (prior to its sale on March 30, 2003), are recorded in accordance with Technical Bulletin No. 64 of the Chilean Institute of Accountants. Under this pronouncement, the financial statements of foreign subsidiaries, which operate in countries that are exposed to significant risks, restrictions or inflation/currency fluctuations must first be remeasured into US dollars or Euros and then translated into Chilean pesos at the year-end exchange rate. As a result, no effect is given to price-level restatements based on inflation in those countries, the US dollar in the case of the Argentine subsidiaries and Euro in the case of Karlovacka Pivovara d.d., are considered to be the functional currency of these operations. Accordingly, the financial statements of these subsidiaries are prepared in accordance with Chilean GAAP, excluding the application of monetary correction, and then remeasured into US dollars and Euros as follows:

  monetary assets and liabilities are translated at the closing exchange rate for the period;

  all other assets and liabilities and shareholders' equity are translated at historical rates of exchange;

  income and expense accounts are translated at average rates during the period; and

  the resulting exchange adjustments are included in the results of operations for the period.

The resulting foreign currency amounts are then translated to Chilean pesos at the closing exchange rate at the balance sheet date. The difference between the investments' equity value arising from the financial statements remeasured as explained above and the net equity value at the beginning of the year restated by Chilean inflation, plus the proportional share of the investments' income (or loss) for the year, is recorded as a “Cumulative Translation Adjustment” in Shareholders' equity in the Consolidated Balance Sheets.

n) Bonds payable

Bonds are recorded at face value plus accrued interest. The discount on, and expenses incurred, in the issuance of the bonds are included in Other current assets and Other assets in the Consolidated Balance Sheets and are amortized using the interest method of amortization over the term of the bonds.

o) Severance indemnities

The Company and most of its subsidiaries have agreed with their personnel to the payment of long-term severance indemnities. Severance indemnities are included in Accrued expenses and other liabilities in the Consolidated Balance Sheets and have been calculated based on the legal retirement age and the present value of the obligation, after applying a discount rate of 7%, except for those cases in which the union contracts limit the benefit to a maximum amount per year, such cases being shown under current liabilities.

p) Income taxes and deferred income taxes

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletins Nos. 60, 68 and 69 of the Chilean Institute of Accountants and Circular No. 1,466 of the SVS. The effects of deferred income taxes at January 1, 2000 that were not previously recorded, were recognized, in accordance with the transitional period provided by Technical Bulletin No. 60, against a contra asset or liability account (“complementary accounts”) and were recorded to offset the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability related. Deferred income taxes at January 1, 2000 are recognized in income beginning in 2001 as the temporary differences are reversed.

Deferred income tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax asset to an amount that is more likely than not to be realized.

The Argentine subsidiaries, with the exception of Finca La Celia S.A., have not recorded a current tax provision due to the existence of tax loss carryforwards (Note 13). However, CICSA recorded a minimum imputed income tax (Note 8) which has been included under Other assets in the Consolidated Balance Sheets as a tax recoverable as the taxes paid can be used to offset income taxes in future periods.

q) Employee vacations

Vacations are accrued as a liability when earned by employees and are included in Accrued expenses in the Consolidated Balance Sheets.

r) Deposits on bottles and containers

Deposits received on bottles and containers in circulation are classified as long-term liabilities. At December 31, 2002 and 2003, the amount of these deposits was determined based on the estimated redemption of the bottles and containers by customers and valued using the historic amount of the deposit. These deposits are not subject to price – level restatements.

s) Derivative instruments

The Company enters into hedging contracts including cross-currency interest rate swap agreements and foreign currency forward exchange contracts. The contracts are accounted for in accordance with Technical Bulletin No. 57, “Accounting for Derivative Contracts” (TB 57) of the Chilean Institute of Accountants. Under TB 57 all derivative instruments are recognized on the balance sheet at their fair value. Derivative instruments are accounted for as follows:

        Hedge of forecasted transactions:

        The derivative instrument is stated at its fair value on the balance sheet and any change in the fair value is recognized on the balance sheet as an unrealized gain or loss in Other liabilities or in Other assets. When the contract is settled, the unrealized gain or loss on the instrument is recognized in earnings in Non-operating income or expense in the Consolidated Statements of Income.

        Hedge of firm commitments:

        The hedged item and derivative instrument are measured at fair value on the balance sheet. Unrealized gains and losses are recorded in earnings in Non-operating income or expense in the Consolidated Statements of Income if the net effect is a loss and deferred and recognized when the contract is settled if it is a gain. The unrecognized gains associated with the derivative instrument are included in Other liabilities in the Consolidated Balance Sheets.

t) Cash equivalents

For purposes of the Consolidated Statement of Cash Flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents, including time deposits, money market funds and securities purchased pursuant to resale agreements.

Cash flows from operating activities include all those cash flows related to the primary operating activities of the Company and also include interest paid, interest income and, in general, all those cash flows that are not defined as investing or financing activities. The concept of operating used in this statement is broader than the concept of operating income used in the Consolidated Statements of Income.

The balance of cash and cash equivalents is as follows:

	At December 31,
	2003	2002

	ThCh$	ThCh$
Cash	10,865,692	10,528,402
Time deposits (Note 3)	20,430,319	27,337,334
Money market funds (Note 3) and promissory notes	20,928,511	13,640,724
Securities purchased pursuant to resale agreements (Note 6)	14,131,300	41,592,657

Total	66,355,822	93,099,117

u) Revenue recognition

The Company and subsidiaries recognize revenues upon the physical delivery of the product, at which time title passes to the customer. Viña San Pedro S.A. recognizes revenues relating to export sales of wine when the wine is shipped which in accordance with established sales terms is when the title passes to the customer.

v) Advertising and sales promotion costs

Advertising and sales promotion costs are generally expensed as incurred. The cost of television and other media advertising are deferred and recognized as an expense when the corresponding advertisement is first shown.

NOTE 2 - ACCOUNTING CHANGES

During 2003, there were no accounting changes as compared to the prior year that could have a significant effect on the interpretation of these financial statements.

As indicated in Note 1 h), effective January 1, 2002 the Company changed the method used to value its finished goods from direct cost, which includes only raw materials, to a method which includes raw materials, labor and overhead costs. For the year ended December 31, 2001, the inventory portion of Costs of sales in the Consolidated Statements of Income was stated at replacement costs excluding labor and overhead cost. The change resulted in a credit to income amounting to ThCh$ 2,105,682, of which ThCh$ 1,754,292 was included in Non-operating results and ThCh$ 351,390 as a reduction to Cost of sales in the Consolidated Statements of Income.

During the period ended December 31, 2002, the Company changed one of the variables used to calculate long-term severance indemnities. Through December 31, 2001, the Company estimated the average remaining years for its workforce to be 8 years. The new policy estimates that the workforce will remain employed by the Company until the legal retirement age. The revised estimated resulted in a reduced charge to income amounting to ThCh$ 868,194.

NOTE 3 - TIME DEPOSITS AND MARKETABLE SECURITIES

Time deposits and marketable securities are summarized as follows:

	At December 31,
	2003	2002

	ThCh$	ThCh$
Time deposits	20,428,174	27,385,067
Money market funds	20,326,747	13,645,969
Common equity shares	239,000	198,627
Promissory notes	607,459	-

Total	41,601,380	41,229,663

NOTE 4 - ACCOUNTS RECEIVABLE - TRADE AND OTHER

Accounts receivable are summarized as follows:

	At December 31,
	2003	2002

	ThCh$	ThCh$
Trade accounts receivable	68,446,638	66,726,672
Other accounts receivable	6,563,923	6,678,294
Advances to suppliers	2,088,589	1,790,339
Allowance for doubtful accounts	(6,308,575)	(5,551,488)

Total	70,790,575	69,643,817

The changes in the allowance for doubtful accounts during the years ended December 31, 2003, 2002 and 2001 were as follows:

	Balance at	Additions
	beginning	charged to cost	Write-offs	Price-level	Balance at
Year	of period	and expenses	of bad debts	restatement	end of period

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2003	5,551,488	2,598,096	(1,735,920)	(105,089)	6,308,575
2002	6,728,394	1,085,353	(1,777,606)	(484,653)	5,551,488
2001	7,757,660	2,378,476	(3,174,486)	(233,256)	6,728,394

NOTE 5 – INVENTORIES

Inventories are summarized as follows:

	At December 31,
	2003	2002

	ThCh$	ThCh$
Finished goods	12,682,158	10,344,644
Production in process and semi-manufactured goods	1,324,993	1,000,341
Raw materials	34,996,453	26,071,297
Raw materials in transit	867,208	3,722,350
Supplies	2,942,011	3,202,785
Grape crop development costs	2,929,906	3,387,883
Obsolescence provisions	(699,140)	(877,525)

Total	55,043,589	46,851,775

NOTE 6 - OTHER CURRENT ASSETS

Other current assets are summarized as follows:

	At December 31,
	2003	2002

	ThCh$	ThCh$
Securities purchased pursuant to repurchase agreements	14,128,238	41,634,232
Bond discount (Note 11)	59,976	59,947
Argentine bonds	-	867,843
Provision for Argentine bonds	-	(192,458)
Fair value of forward exchange contracts	-	82,603
Materials to consume	377,496	790,493
Deferred issuance costs	162,856	-
Deferred income taxes (Note 13)	243,455	946,541
Other	162,229	130,891

Total	15,134,250	44,320,092

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (net) are summarized as follows:

	At December 31,
	2003	2002

	ThCh$	ThCh$
Land and buildings	82,257,296	81,321,049
Vineyards	25,850,386	19,698,372
Machinery and equipment	253,469,168	262,998,462
Bottles and containers	99,503,529	96,040,989
Fixtures and fittings	37,014,814	37,081,549
Construction in progress	7,732,044	10,951,683
Promotional assets	57,697,134	58,247,920
Fixed assets in transit	1,179,892	412,450
Software (net)	8,863,432	7,206,259
Other fixed assets	1,076,968	1,142,892
Increase arising from technical appraisal	8,996,664	9,467,300
Accumulated depreciation	(269,836,791)	(250,515,481)

Total property, plant and equipment (net)	313,804,536	334,053,444

NOTE 8 - OTHER ASSETS

	At December 31,
	2003	2002

	ThCh$	ThCh$
Land and buildings held for sale (a)	19,611,645	20,658,118
Investments in unconsolidated affiliates (b)	5,512,207	40,765,473
Goodwill (c)	29,048,233	34,214,076
Negative goodwill (d)	(576,291)	(754,607)
Prepaid expenses	1,097,750	874,190
Discount on issuance of bonds	461,858	521,491
Investments in other companies	50,325	768,583
Trademarks	7,496,419	8,145,450
Accumulated amortization of trademarks	(2,187,334)	(1,966,902)
Syndicated loan issuance cost	582,560	-
Recoverable taxes (value added tax)	766,678	-
Recoverable taxes (minimum imputed income tax in Argentina)	1,228,548	796,967
Accounts receivable-trade and other	98,447	21,120
Accounts receivable from related companies (Note 15)	-	36,016
Other	61,550	166,488

Total	63,252,595	104,246,463

(a) Land and buildings held for sale are summarized as follows:

	At December 31,
Location	2003	2002

	ThCh$	ThCh$
Osorno	6,976,137	7,429,426
Santiago	2,505,836	2,046,560
La Serena	2,271,907	2,347,702
Quilicura	2,070,504	2,850,545
Perú	1,651,841	1,651,841
Talca	1,279,928	1,279,928
Limache	1,210,358	1,231,893
Argentina	872,121	1,019,038
Viña del Mar	303,621	310,991
Concepción	282,679	282,679
Valparaíso	123,542	141,427
Antofagasta	62,616	65,533
Temuco	555	555

Total	19,611,645	20,658,118

(b) Investments in unconsolidated affiliates at December 31 of each year are summarized as follows:

	Percentage owned		Investment carrying value		Equity in net earnings of affiliated companies recognized in income (loss)
Company	2003	2002	2003	2002	2003	2002	2001

	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Southern (1)	-	49.97	-	16,621,075	19,867,052	1,197,238	997,920
Cervecería Austral S.A. (2)	50.00	50.00	1,646,966	1,829,076	(179,718)	(191,457)	(280,250)
Finca La Celia S.A. (3)	-	60.33	-	19,806,968	-	-	-
Viña Dassualt San Pedro S.A. (4)	50.00	50.00	1,616,863	1,933,758	-	-	-
Viña Tabali S.A. (5)	50.00	-	1,621,984	-	-	-	-
Compañia Cervecera Kunstmann S.A.(6)	50.00	50.00	626,394	574,596	52,291	(135,569)	-

Total			5,512,207	40,765,473	19,739,625	870,212	717,670

(1)

At December 31, 2002, the Company had a 49.97% ownership interest in Southern Breweries Establishment (Southern). Its primary objective was to maintain an investment in Karlovacka Pivovara d.d. (“Karlovacka”) a brewery operating in Croatia. Southern had an ownership interest of 68.804% in Karlovacka at December 31, 2002 and 2001.

The Company acquired this investment in Southern in September 1994, resulting in goodwill with an amortized balance amounting to ThCh$ 94,869 at December 31, 2003 and ThCh$ 103,771 at December 31, 2002.

On March 30, 2003, Southern sold its interest in Karlovacka recognizing a profit of ThCh$ 40,442,271 (historic). Accordingly, the Company recognized its 49.97% portion of this gain equivalent to ThCh$ 20,221,136 (historic) which is recorded as part of Equity in net income of unconsolidated affiliates in non-operating income (Note 20) in the Consolidated Statement of Operations.

On April 10, 2003, the Company purchased an additional 50% ownership interest of Southern. There was no goodwill associated with this acquisition. Upon acquisition of the this interest, the Company began consolidating the operations of Southern.

(2)

During November 2000, the Company acquired 50% of Cervecería Austral S.A. (“Austral”) at a cost of ThCh$ 4,549,729 (historic) generating goodwill of ThCh$ 2,367,964 (historic). The principal activity of Austral is the production, bottling and distribution of beer in Chile.

At December 31, 2003 Cervecería Austral S.A. holds a 99% interest in the subsidiary Comercial Patagona Limitada.

(3)

The principal activity of Finca La Celia S.A., an Argentine company, is the production, marketing, and distribution of wine-related and other agricultural products and the rental of agricultural plots, warehouses, vineyards and other commercial establishments related to the wine industry. As discussed in Note 1 b), Finca La Celia S.A. was consolidated under Chilean GAAP beginning January 1, 2003. It was not consolidated at December 2002 and 2001 because it was in the development stage.

At December 31, 2003, the Company has an ownership interest of 60.325% in Finca La Celia S.A. At December 31, 2003, Finca La Celia S.A. has an ownership interest of 99.9% in Finca Eugenio Bustos S.A.

(4)

During October 2001, Viña San Pedro S.A. acquired a 50% joint-venture stake in the newly formed Viña Totihue S.A., which is currently in the development stage. Viña San Pedro S.A. acquired 35,000 shares which were purchased through a cash payment of US$ 800,000 (equivalent to ThCh$ 547,000 - historic) and by contributing land with a value of US$ 2,700,000 (equivalent to ThCh$ 1,846,395 - historic).

On May 7, 2003 Viña Totihue S.A. changed its name to Viña Dassault San Pedro S.A.

(5)

During August 2003, Viña Tabali S.A. was incorporated with Viña San Pedro S.A. and Sociedad Agricola Rio Negro Limitada (a related company), each acquiring a 50% interest. Viña Tabalí S.A. is in the development stage. Viña San Pedro S.A. acquired 22,320 shares for ThCh$ 1,635,654 (historic). There was no goodwill associated with this transaction.

(6)

During May 2002, as a result of the acquisition of Pisconor S.A (formerly, Inversiones Trovador S.A.), the Company acquired an additional 30.7% ownership interest in Compañía Cervecera Kunstmann S.A. (CCK) resulting in a total ownership interest of 50.0%. Prior to May 2002, the Company owned a 19.3% interest in CCK.

(c) Goodwill (net of accumulated amortization) is summarized as follows:

	At December 31,
Company	2003	2002

	ThCh$	ThCh$
Compañía Industrial Cervecera S.A	12,617,188	16,758,038
Embotelladoras Chilenas Unidas S.A	8,691,395	9,240,325
Viña San Pedro S.A	4,582,186	4,967,198
Cervecería Austral S.A	2,152,409	2,173,540
South Investment Limited	909,439	970,407
Southern Breweries Establishment	94,869	103,771
Aguas Minerales Cachantún S.A	747	797

Total	29,048,233	34,214,076

(d) Negative goodwill (net of accumulated amortization) is summarized as follows:

Cervecería Austral S.A	124,945	161,792
Compañía Industrial S.A	451,346	592,815

Total	576,291	754,607

NOTE 9 - SHORT-TERM BORROWINGS

Short-term borrowings relate to bank loans due within one-year and are denominated in the following currencies:

	At December 31,
	2003	2002

	ThCh$	ThCh$
United States dollars	35,580,591	28,410,833
UF	30,069	2,101
Other	201,552	-

Total	35,812,212	28,412,934

The annual average rate of interest in 2003 related to the borrowings was approximately 2.1% (2.4% in 2002).

NOTE 10 - BANK BORROWINGS

The details of bank borrowings at December 31, 2003 are summarized as follows:

Bank	Currency	Current portion	Long-term	Total at December 31, 2003	Annual interest rate

		ThCh$	ThCh$	ThCh$	%
Banco Estado	UF	874,146	2,554,705	3,428,851	2.46
Banco Sudameris		€226,182	-	226,182	4.91
Deutsche Bank (1)	US$	239,419	80,163,000	80,402,419	Libor + 0.75

Total		1,339,747	82,717,705	84,057,452

The details of bank borrowings at December 31, 2002 are summarized as follows:

Bank	Currency	Current portion	Long-term	Total at December 31, 2002	Annual interest rate

		ThCh$	ThCh$	ThCh$	%
Citibank (2)	US$	16,399,972	-	16,399,972	(2)
Banco de Chile	UF	507,940	-	507,940	4.91
Banco Estado	UF	866,623	3,404,574	4,271,197	1.35
Banco Santander	UF	321,793	-	321,793	4.94
Banco Sudameris		€120,467	228,125	348,592	4.61

Total		18,216,795	3,632,699	21,849,494

(1)

On May 9, 2003, the Company obtained a 5-year syndicated loan amounting to US$ 135,000,000 with twelve foreign and local banks. Deutsche Bank Securities Inc. and BBVA Securities Inc. are the main agents for the loan and Cervecera CCU Chile Limitada is acting as guarantor.

        The loan requires the Company to comply with the following covenants:

        i) the maintenance of a consolidated interest coverage ratio in both Cervecera CCU Chile Limitada and the Company of at least 3.0 measured quarterly based on a moving average for the last four quarters.

        ii) the maintenance of a consolidated debt ratio lower or equal to 3.0, in both Cervecera CCU Chile Limitada and the Company.

        iii) the maintenance of a minimum consolidated equity of UF 15 million at the end of each quarter.

        iv) Additionally, the loan requires that the Company comply with certain restrictions of a positive assurance nature, including the observance of the law, making tax payments and maintenance of insurance. It also requires the Company to comply with certain restrictions of a negative nature, such as not to provide chattel mortgages, except those authorized by the contract, not to enter into mergers, except for those permitted, and not to sell fixed assets, except under the terms and conditions set forth in the contract.

        At December 31, 2003 the Company was in compliance with all covenants.

(2)

On October 25, 1996, the Company entered into a syndicated loan amounting to US$ 75,000,000 with fourteen foreign banks headed by Citibank, New York. The loan had a term of seven years and was paid in full during 2003. Annual interests rate were Libor plus 0.40 for the first 5 years and Libor plus 0.45 for the last 2 years.

Scheduled maturities of bank borrowings at December 31, 2003, are as follows:

Maturing during the years	ThCh$

2004	1,339,747
2005	851,568
2006	32,916,768
2007	32,916,768
2008	16,032,601

Total	84,057,452

NOTE 11 - BONDS PAYABLE

Bonds payable are summarized as follows:

	At December 31,
	2003	2002

	ThCh$	ThCh$
Current portion
Principal	1,367,700	1,367,018
Accrued interest	296,468	325,179
Total	1,664,168	1,692,197

Long-term - Principal	18,470,999	19,828,805
Total	20,135,167	21,521,002

The Series C and D Bonds consist of an issue of 120 bonds for a total of UF 1,200,000 (ThCh$ 20,304,000 at December 31, 2003 exchange rate) and 70 bonds for a total of UF 700,000 (ThCh$ 11,844,000 at December 31, 2003 exchange rate) with 21 and 12 year terms, respectively. For both series, principal and interest is payable in semi-annual installments with interest calculated at a rate of 6% per annum. At December 31, 2003, the Company had made nineteen payments of principal, as stipulated in the placement deed. The final payments on the bonds are due on September 30, 2015 and 2006, respectively.

The bonds were placed at a discount of ThCh$ 727,796 (historical pesos) which is being amortized over the term of the bonds. At December 31, 2003, ThCh$ 59,976 (ThCh$ 59,947 in 2002) is included using the effective interest method in Other current assets and ThCh$ 461,858 (ThCh$ 521,491 in 2002) in Other Assets in the Consolidated Balance Sheets.

The bonds have the following covenants:

        i) The Company is required to maintain a ratio of total liabilities to equity of two to one.

        ii) Current assets must exceed current liabilities during the term of the obligations.

        iii) The Company must maintain a ratio of its unpledged assets over its unsecured current liabilities of not less than 1.30.

        iv) The Company must maintain unpledged assets of not less than 30% of liabilities.

        v) The Company is restricted by the bond indenture as to which new investments it may make.

At December 31, 2003 the Company was in compliance with all the covenants.

Scheduled maturities of bonds payable at December 31, 2003 are as follows:

Maturing during the years	ThCh$

2004	1,664,168
2005	1,367,700
2006	1,367,699
2007	380,700
2008	380,700
2009 to 2011	3,603,960
2012 to 2015	11,370,240

Total	20,135,167

NOTE 12 - ACCRUED EXPENSES AND OTHER LIABILITIES

The detail of accrued expenses is summarized as follows:

Short-term	2003	2002

Advertising expenses on invoices not received	3,698,317	1,701,560
Provision for vacation expenses	2,898,025	2,944,458
Accrued expenses on invoices not received	2,157,858	2,239,204
Directors' profit sharing	1,473,712	730,568
Salaries payable	99,052	107,206
Employee benefits	32,823	49,264
Fees	57,918	32,379
Provision for severance indemnities	277,732	234,838
Fair value of forward exchange contracts (1)	32,008	103,159
Sales commissions	668,380	512,127
Licenses and consulting	40,882	210,030
Accrual for pavement costs required by municipal government	-	295,590
Provision for lawsuits	93,375	477,275
Write-offs of glass bottles	110,034	216,111
Prizes for employee achievements	572,381	352,957
Other accrued expenses	2,451,928	2,616,040

Total	14,664,425	12,822,766

Long-term	2003	2002

	ThCh$	ThCh$
Provision for severance indemnities	1,112,618	1,156,237
Fair value of cross-currency swap (2)	9,141,132	-
Allowance for unrealized profit on hedge operation	745,080	-
Provision for lawsuits	60,067	19,518
Other	916,167	717,742

Total	11,975,064	1,893,497

(1)

At December 31, 2003, CCU has three outstanding forward contracts to hedge against variations in the exchange rate between the US dollar and the Chilean peso. This hedge covers US dollar-denominated investments made by the Company, which is the seller of US dollars in both contracts.

(2)

At December 31, 2003, CCU has six outstanding cross-currency contracts intended to protect the Company against foreign-currency and interest rate risk. The derivative contracts are hedges against future interest and capital payments amounting to US$ 96,100,000 in respect to the 5-year syndicated loan amounting to US$ 135,000,000 described in Note 10.

NOTE 13 - INCOME TAXES

The Company´s current tax provision for the year ended December 31, 2003 amounting to ThCh$ 6,886,622 (ThCh$ 4,585,387 in 2002). Most of the income tax that would have been payable on 2002 and 2003 results of operations has been eliminated by the application of tax loss carryforwards that arose in prior years. At December 31, 2003, the Company had tax loss carryforwards in Chile amounting to ThCh$ 18,212,888 (ThCh$ 9,207,011 in 2002) which are available to apply against tax liabilities in future years. No expiration date is prescribed by Chilean law for tax loss carryforwards.

Additionally, CCU Argentina S.A. and its subsidiaries and Finca La Celia and subsidiary have tax loss carryforwards aggregating ThCh$ 24,578,571 at December 31, 2003 (ThCh$ 17,417,938 in 2002) which may be applied to reduce taxable income in Argentina during a five-year carryforward period.

The corporate income tax charge for the years ended December 31, 2003 and 2002, is analyzed as follows:

	2003	2002

	ThCh$	ThCh$
Current income tax provisions	6,842,357	4,520,699
Other taxes	44,265	64,688

Total current tax provision	6,886,622	4,585,387

Monthly provisional payments	(4,572,888)	(4,363,534)
Other credits	(806,463)	(2,691,907)

Total current tax payable (prepaid taxes)	1,507,271	(2,470,054)

At December 31, 2003 and 2002, the accumulated balances from deferred taxes originating from temporary differences were as follows:

	2003				2002

	Deferred assets		Deferred liabilities		Deferred assets		Deferred liabilities
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	917,750	1,017	-	-	759,234	-	-	-
Provision for staff vacation	410,139	-	-	-	436,211	-	-	-
Amortization of intangible assets	-	11,235	-	323,052	-	-	-	607
Fixed asset depreciation	-	-	-	20,167,379	-	-	-	18,877,007
Severance indemnities	-	-	-	388,463	-	-	-	462,399
Adjustment on bottle and container deposits	-	-	-	2,080,254	-	-	-	1,748,600
Software expenses capitalized	-	-	-	805,092	-	-	-	1,234,595
Operating expenses – crop farm	-	-	1,113,703	-	-	-	1,204,755	-
Tax loss carryforwards	584,009	11,150,448	-	-	803,067	6,824,503	-	-
Difference in inventory valuation	281,445	-	-	-	360,492	-	107,954	-
Unrealized profit on hedge operation	5,442	1,722,552	-	-	17,022	-	-	-
Allowance for land and buildings held for sale	-	1,056,417	-	-	-	837,836	-	-
Unrealized gain	-	273,873	-	-	-	281,172	-	-
Changes in allowances	162,519	613,457	-	-	233,472	261,445	534	-
Other	446,603	873,036	435,117	198,160	458,997	430,501	255,104	157,226
Complementary accounts (net of amortization)	-	(93,992)	-	(1,429,093)	-	(200,762)	-	(1,819,148)
Valuation allowance	(1,015,632)	(7,761,925)	-	-	(553,607)	(5,982,958)	-	-

Total	1,792,275	7,846,118	1,548,820	22,533,307	2,514,888	2,451,737	1,568,347	20,661,286

The complementary accounts correspond to the accumulated effect of deferred income taxes which were not recorded until January 1, 2000 when Technical Bulletin No. 60 was adopted. The complementary accounts are amortized over the weighted-average terms of reversal of the corresponding temporary differences.

Effect on results

	2003	2002	2001

	ThCh$	ThCh$	ThCh$
Current tax provision	(6,886,622)	(4,585,387)	(4,369,929)
Deferred income tax provision	2,526,851	(2,265,792)	(3,183,746)
Amortization of effects of deferred income taxes accumulated at beginning of the year	(283,285)	(516,764)	42,633
Other - tax refunds	(333,971)	(142,856)	77,200

Total	(4,977,027)	(7,510,799)	(7,433,842)

NOTE 14 - SHAREHOLDERS' EQUITY

The changes in the Shareholders' equity accounts during 2001, 2002 and 2003 were as follows:

				Other reserves			Retained earnings

	Number of shares	Common stock	Share premium	Surplus on technical appraisal of fixed assets	Pre-operating stage deficit	Cumulative translation adjustment	Retained earnings	Net income for the year	Total

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balances at December 31, 2000 (historical)	318,502,872	158,478,348	12,394,153	3,263,973	(109,961)	7,868,161	204,843,601	15,216,779	401,955,054
Allocation of 2000 net income		-	-	-	109,961	-	15,106,818	(15,216,779)	-
Final dividend of Ch$ 7.39 (historical) per share		-	-	-	-	-	(2,353,099)	-	(2,353,099)
Price-level restatement		4,912,829	384,219	101,183	-	243,913	6,061,701	-	11,703,845
Proportional share of loss of subsidiary in development period		-	-	-	(995,427)	-	-	-	(995,427)
Interim dividend of Ch$ 33.00 (historical) per share		-	-	-	-	-	-	(10,510,595)	(10,510,595)
Translation adjustment for the year		-	-	-	-	2,576,401	-	-	2,576,401
Extraordinary dividend of Ch$91.61 (historical) per share		-	-	-	-	-	(29,178,685)	-	(29,178,685)
Net income for the year		-	-	-	-	-	-	38,377,295	38,377,295

Balances at December 31, 2001	318,502,872	163,391,177	12,778,372	3,365,156	(995,427)	10,688,475	194,480,336	27,866,700	411,574,789

Balances at December 31, 2001 restated to constant December 31, 2003 pesos		165,025,089	12,906,156	3,398,807	(1,005,381)	10,795,360	196,425,139	28,145,367	415,690,537

Balances at December 31, 2001 (historical)	318,502,872	163,391,177	12,778,372	3,365,156	(995,427)	10,688,475	194,480,336	27,866,700	411,574,789
Allocation of 2001 net income		-	-	-	995,427	-	26,871,273	(27,866,700)	-
Final dividend of Ch$ 33.00 per share		-	-	-	-	-	(10,510,595)	-	(10,510,595)
Price-level restatement		4,901,735	383,351	100,954	-	275,400	6,346,252	-	12,007,692
Proportional share of loss of subsidiary in development period		-	-	-	(1,490,485)	-	-	-	(1,490,485)
Interim dividend of Ch$ 22.00 per share		-	-	-	-	-	-	(7,007,063)	(7,007,063)
Translation adjustment for the year		-	-	-	-	6,845,460	-	-	6,845,460
Net income for the year		-	-	-	-	-	-	22,064,886	22,064,886

Balances at December 31, 2002	318,502,872	168,292,912	13,161,723	3,466,110	(1,490,485)	17,809,335	217,187,266	15,057,823	433,484,684

Balances at December 31, 2002 restated to constant December 31, 2003 pesos		169,975,841	13,293,340	3,500,771	(1,505,390)	17,987,428	219,359,139	15,208,401	437,819,530

Balances at December 31, 2002 (historical)	318,502,872	168,292,912	13,161,723	3,466,110	(1,490,485)	17,809,335	217,187,266	15,057,823	433,484,684
Allocation of 2002 net income		-	-	-	1,490,485	-	13,567,338	(15,057,823)	-
Final dividend of Ch$ 33.00 per share		-	-	-	-	-	(13,567,337)	-	(13,567,337)
Special dividend of Ch$ 177.00 per share		-	-	-	-	-	(168,700,000)	-	(168,700,000)
Price-level restatement		1,682,929	131,617	34,661	-	179,106	209,417	-	2,237,730
Proportional share of loss of subsidiary in development period		-	-	-	(205,907)	-	-	-	(205,907)
Interim dividend of Ch$ 33.00 per share		-	-	-	-	-	-	(10,510,595)	(10,510,595)
Translation adjustment for the year		-	-	-	-	(18,055,122)	-	-	(18,055,122)
Voluntary reserve		-	-	22	-	-	-	-	22
Net income for the year		-	-	-	-	-	-	54,088,124	54,088,124

Balances at December 31, 2003	318,502,872	169,975,841	13,293,340	3,500,793	(205,907)	(66,681)	48,696,684	43,577,529	278,771,599

a) As required by Chilean Law, capital has been modified to reflect the proportional capitalization of the price-level restatement of equity accounts.

b) The Company’s policy is to distribute 50% of net profits for the year as dividends.

c) At the Extraordinary Shareholders` meeting on February 26, 2003, the shareholders agreed to distribute a special dividend of Ch$ 177 per share for a total of ThCh$ 56,375,008 (historic). Such dividend was paid on March 14, 2003. This special dividend represents approximately one third of the total amount of ThCh$ 168,700,000 (historic) to be paid as approved in the same meeting.

d) At the annual Shareholders` meeting on April 24, 2003, the Shareholders’ agreed to distribute a special dividend of Ch$ 42.59722 per share for a total of ThCh$ 13,567,337 (historic). This dividend considered to distributing a 100% of the 2002 profits.

e) At the Board of Directors meeting on August 5, 2003, the directors agreed to distribute the outstanding balance of the special dividend in two installments, one of ThCh$ 74,848,175 (historic) on August 29, 2003 and the other of ThCh$ 37,476,817 (historic) on October 10, 2003.

f) On December 16, 2003 the Board of Directors agreed to distribute an interim dividend of Ch$33 per share for a total of ThCh$ 10,510,595 (historic).

g) At December 31, 2003, Viña San Pedro S.A. has an ownership interest of 99.9% in Finca La Celia S.A. in the Republic of Argentina, through its subsidiary Viña Urmeneta S.A., which until 2002, was considered as a development stage company. Consequently, the Company has recognized in Shareholders´ equity a “Pre-operating-stage deficit” to adjust its investment to equity value. Such deficit amounted to ThCh$ 1,495,321 at December 31, 2002, which was adjusted to ThCh$ 1,419,655 in order to eliminate the effect of an unrealized profit with Compañía Industrial Cervecera S.A. Effective January 2003, Finca La Celia S.A. completed its development stage and its results have been consolidated with Viña San Pedro S.A.

At December 31, 2003, the subsidiary Viña San Pedro S.A. has a 50% interest in Viña Dassault San Pedro S.A., a company considered to be in development stage. Consequently, the Company recorded the related deficit, amounting to ThCh$ 198,647, directly in equity (ThCh$ 85,735 in 2002).

At December 31, 2002, the subsidiary Viña San Pedro S.A. has a 50% interest on Viña Tabalí S.A., a company considered to be in the development stage. Accordingly, the Company recorded the related deficit, amounting to ThCh$ 7,260, for the period from August 2003 to December 2003.

h) At the Shareholders`meeting on April 26, 2002 the Shareholders’ agreed to distribute a final dividend of Ch$ 33 per share for a total of ThCh$ 10,510,595 (historic).

i) At the Board of Directors’ Meeting held on December 3, 2002, the directors agreed to distribute an interim dividend of Ch$ 22.00 per share for a total of ThCh$ 7,007,063 (historic).

NOTE 15 - ACCOUNTS WITH RELATED COMPANIES

The Consolidated Balance Sheets at December 31, 2003 and 2002 includes the following accounts with related companies:

	2003		2002

Entity	Receivable	Payable	Receivable	Payable

	ThCh$	ThCh$	ThCh$	ThCh$
Cotelsa S.A	-	45,078	-	47,414
Hoteles Carrera S.A	20,314	2,751	7,994	8,090
Quiñenco S.A.	-	7,560	833	-
Anheuser - Busch International Holdings, Inc.	-	225,443	-	146,473
Anheuser Busch Latin America Development Corporation	-	163,935	-	166,005
Editorial Trineo S.A	-	-	-	193
Cervecería Austral S.A	64,993	121,051	177,888	180,563
Empresa Nacional de Telecomunicaciones	-	1,048	-	10,813
Entel PCS Telecomunicaciones S.A	-	25,835	-	44,703
Telefónica del Sur Carrier S.A	-	858	-	1,295
Telefónica del Sur S.A	-	-	-	130
Banco de Chile	6,307	6,951	2,261	135,498
Viña Dassault San Pedro S.A	341,955	-	1,484,859	-
Finca La Celia S.A	-	-	516,195	39,323
Inmobiliaria Norte Verde S.A	-	21,578	-	-
Karlovacka Pivovara d.d	-	-	40,428	-
Comercial Patagona Ltda	37,388	12,215	305,811	12,810
Compañía Cervecera Kunstmann S.A	68,296	111,331	27,058	9,747
Finca Eugenio Bustos S.A	-	-	1,268	-
Agrícola Río Negro	12,209	-	773	-
Mineral Antofagasta S.A	162	-	-	-
Heineken Brouwerijen B.V	85,520	252,192	-	-
Cía de Teléfonos de Coyhaique	-	316	-	-
Viña Tabalí S.A.	29,415	-	-	-
Cia Minera Quebrada Blanca	9,533	-	-	-
Ferrocarriles de Antofagasta a Bolivia	298	-	-	-
Latincermex	-	-	26,772	-
Alufoil S.A.	-	134,359	-	123,676

Total	676,390	1,132,501	2,592,140	926,733

The balances receivable at December 31, 2003 and 2002 are included in the Consolidated Balance Sheets as follows:

	2003	2002

	ThCh$	ThCh$
Current assets
Accounts receivable from related companies	676,390	2,592,140

Other assets (Note 8)
Accounts receivable from related companies	-	36,016

Total	676,390	2,628,156

NOTE 16 - SIGNIFICANT TRANSACTIONS WITH RELATED COMPANIES

The principal transactions with related companies are detailed below:

Company	Relationship	Transaction	2003	2002	2001

			ThCh$	ThCh$	ThCh$
Banco de Chile	Affiliate	Purchase of time deposits	477,019,999	153,316,481	123,091,089
		Interest on time deposits	401,320	516,717	635,675
		Services received	76,371	114,829	6,740
		Interest paid	199,678	63,684	90,925
		Collection services	171,895	129,810	109,634
		Forward contract	40,152,960	62,039,927	44,226,879
		Loans obtained	508,015	1,985,340	-
		Invoiced services	1,742,290	2,289,774	782,943
		Sale of products	5,876	2,391	-
Editorial Trineo S.A	Affiliate	Purchase of products	375,118	184,657	18,868
		Services received (expense)	50,451	23,033	21,957
Hoteles Carrera S.A	Affiliate	Services received (expense)	28,674	21,701	23,650
		Sale of products	16,757	11,797	9,224
Inmobiliaria Norte Verde S.A	Affiliate	Services received (expense)	22,504	48,904	31,374
Karlovacka Pivovara d.d	Affiliate	Services rendered (income)	-	34,523	148,402
Paulaner Brauerei A.G	Affiliate
		Licenses and technical assistance received	99,998	75,231	74,152
Southern Breweries
Establishment	Equity investee	Advances on current account	-	329,316	3,333,785
		Payments on behalf of SBE	-	138,777	393,737
		Interest charged	-	55,068	525,891
Anheuser Busch Inc.	Affiliate	Marketing contribution	-	-	1,053,782
		Licenses and technical assistance	577,698	494,354	1,040,118
		Transfers on current account	-	435,478	-
		Purchase of products	2,857,826	1,962,266	2,262,679
		Sale of products	1,133,210	1,079,337	1,361,461
Cotelsa S.A	Affiliate	Purchase of products	68,502	60,225	50,862
		Purchase of pallets	111,982	88,525	-
		Services received (expense)	-	3,476	3,511

Company	Relationship	Transaction	2003	2002	2001

			ThCh$	ThCh$	ThCh$
Lanzville Investments
Establishment	Affiliate	Interest charged	-	50,723	10,303
		Adjustment paid	1,913	-	-
Alufoil S.A	Affiliate	Purchase of products	755,423	706,716	589,333
Finca La Celia S.A	Affiliate	Reimbursement of expenses	-	135,772	412,844
		Purchase of products	-	18,361	-
		Fixed asset transfer	-	-	52,779
		Interest on current account	-	1,321	23,574
		Services rendered (income)	-	75,665	-
		Remittance due to issuance of
		capital	-	13,756,231	-
		Remittance sent	-	4,379,614	-
		Remittance received	-	4,310,160	-
Empresa Nacional de
Telecomunicaciones	Affiliate	Services received (expense)	353,774	360,723	384,741
Edmundo Eluchans y Cia	Partner is Director
	of affiliated	Legal services (expense)	-	-	6,554
Entel PCS
Telecomunicaciones S.A	Affiliate	Services received (expense)	488,596	113,078	76,474
Banedwards S.A. Corredores
de Bolsa	Affiliate	Purchase of investments	-	-	121,342,989
		Interest on investments	-	21,624	60,865
		Foreign currency transaction
		(amount paid)	-	-	2,415,621
Banchile Corredores de Bolsa	Affiliate	Purchase of investments	174,528,725	121,662,984	64,741,287
		Interest on investments	197,046	42,986	115,314
		Market hedge	-	-	620,481
Banedwards Administradora
de Fondos	Affiliate	Purchase of investments	-	-	20,304,541
		Interest on investments	-	-	16,834
Anheuser Busch Lat. Corporation	Affiliate	Technical assistance
		(expense)	16,641	32,220	103,403
Cervecería Austral S.A	Equity investee	Purchase of products	4,935	6,645	8,581
		Royalties	463,881	337,977	-
		Services rendered (income)	10,189	28,005	-
		Sale of raw materials	49,390	103,096	-
		Distribution services (expense)	17,623	-	-
		Affiliate payments	18,616	-	-
		Services rendered	59,263	-	-
		Advertising	20,000	-	-
Comercial Patagona Ltda	Affiliate	Purchase of products	32,547	10,512	-
		Services rendered (income)	13,824	1,523	-
		Transport (expense)	23,890	14,000	-
		Sale of products	679,716	364,280	-
Compañia Cervecera
Kunstmann S.A	Equity investee	Purchase of products	187,470	141,387	-
		Technical assistance recovery	27,119	-	-
		Affiliate payments	63,014	-	-
		Expense recovery	29,694	-	-
Electromecánica Industrial S.A	Affiliate	Services received (expense)	-	-	5,257
Soc. Agrícola y Ganadera
Río Negro Ltda	Affiliate	Purchase of products	337,797	9,102	-
		Sale of products	9,747	4,621	-

Company	Relationship	Transaction	2003	2002	2001

			ThCh$	ThCh$	ThCh$
Telefónica del Sur Carrier S.A	Affiliate	Paid services (expense)	8,611	1,958	38,856
Telefónica del Sur S.A	Affiliate	Paid services	2,829	11,885	2,830
Viña Dassault San Pedro S.A	Affiliate	Purchase of products	-	3,831	-
		Sales of products	151,323	75,655	15,700
		Fixed asset transfer	-	1,710,517	55,183
		Reimbursement of expenses	17,913	1,768	-
		Services rendered (income)	-	71,527	-
Antofagasta Mineral S.A	Shareholder in
	common	Invoiced products	-	167	-
Heineken Brouwerijen B.V	Indirect	Services billed	17,965	-	-
		Licenses and technical assistance	238,865	-	-
Viña Tabalí S.A	Associated company	Payments on behalf of Tabalí	395	-	-

NOTE 17 - COMMITMENTS AND CONTINGENCIES

At December 31, 2003, Viña San Pedro S.A. had granted mortgages and pledges over a portion of its property and equipment with a book value of ThCh$ 4,836,978 to guarantee obligations aggregating ThCh$ 3,428,851.

At December 31, 2003, Viña San Pedro S.A had commitments related to accounts receivable transferred to third parties amounting to US$ 18,724,076 (US$ 14,010,833 in 2002).

The Company is party to an investment agreement signed on December 14, 1995 between the Company, CCU Argentina and Anheuser-Busch that gives Anheuser-Busch the option of increasing its stake in CCU Argentina S.A. to 20% at a price based on book value plus a premium determined by current market conditions. The option arose from the desire of the Company to have Anheuser-Busch as its strategic partner. The Company considers this to be an investment transaction and not a transaction in which goods or services are the consideration received for the issuance of equity securities. Accordingly, the Company has not recorded the fair value of this option.

At December 31, 2003, the Company was a defendant in a number of commercial lawsuits of the type normally associated with the Company’s business and involving claims for damages for insignificant amounts. The Company accrued a provision of ThCh$ 93,375 at December 2003 for these amounts because management believes that most of the resulting judgments will be favorable and any losses incurred will not result in any material liability to the Company.

At December 31, 2003, the Company holds investments in Argentina representing 18.86% of total assets (19.54% at December 31, 2002). Argentina continues to experience an economic situation that includes high external indebtedness, high interest rates, a significant decrease in the level of bank deposits, a new exchange rate regime, restrictions on the availability and free transfer of cash and transfers of foreign currency abroad, a high country risk and an economic recession for more than four years. This situation generated a significant decrease in the demand for goods and services, as well as a significant increase in the level of unemployment. In addition, the Argentine government’s ability to comply with its obligations as well as its access to credit lines has been significantly affected by these circumstances. Accordingly, the Company has reviewed the valuation of the assets in that country, concluding that no adjustment is required at December 31, 2003 and 2002 for this concept.

NOTE 18 - REMUNERATION OF DIRECTORS

During 2003, the Directors of the Company and its subsidiaries received ThCh$ 540,563 (ThCh$ 622,576 in 2002 and ThCh$ 642,227 in 2001) with respect to fees for attendance at Board meetings and reimbursement of expenses, which have been included in the Consolidated Statements of Income under Selling and administrative expenses. In addition, an accrual of ThCh$ 1,473,712 was recorded corresponding to the Directors’participation in net income for the year 2003 (ThCh$ 743,389 in 2002 and ThCh$ 1,075,942 in 2001) which has also been included in Selling and Administrative expenses in the Consolidated Statements of Income. Additionally they received ThCh$ 515,846 related with the special dividend paid in April 24, 2003. (Note 14 d). The participation in earnings is approved each year at the annual shareholders’ meeting.

NOTE 19 – NON-OPERATING INCOME

The following items are included in Non-operating income:

	2003	2002	2001

	ThCh$	ThCh$	ThCh$
Interest earned from investments in banks and other financial institutions	2,529,007	1,651,716	3,566,173
Equity in net income of unconsolidated affiliates	19,919,343	1,197,238	997,920
Amortization of negative goodwill	41,094	50,212	47,126
Gain on sale of properties held for sale and other assets	1,075,465	394,537	247,457
Rental income	115,348	46,689	61,921
Gain from land contributed to Viña Dassault San Pedro S.A	-	-	439,219
Gain on sale of shares of Backus & Johnston S.A	-	-	17,371,002
Gain on sales of glass, plastic boxes and by-products	315,447	438,612	577,958
Cumulative effect of accounting change related to capitalization of overhead costs (Note 2)	-	1,754,292	-
Other	494,257	817,319	915,279

Other	24,489,961	6,350,615	24,224,055

NOTE 20- NON-OPERATING EXPENSES

The following items are included in the Non-operating expenses:

	2003	2002	2001

	ThCh$	ThCh$	ThCh$
Interest expense	5,661,161	3,871,422	6,457,498
Amortization of goodwill	2,217,480	2,588,817	2,487,773
Equity in loss of unconsolidated affiliates	179,718	327,026	280,250
Restructuring costs	-	973,631	3,650,259
Director’s participation on special dividend (Note 18)	515,846	-	1,517,730
Write-offs of fixed assets and other accounts	1,037,442	598,821	449,190
Extraordinary severance indemnities	660,343	-	-
Provision for impairment of property, plant and equipment	506,468	193,816	1,403,937
Loss on sale of property, plant and equipment	71,032	108,055	408,295
Non-recurring legal expenses	-	-	562,038
Other	1,260,247	1,059,074	653,491

Total	12,109,737	9,720,662	17,870,461

NOTE 21 - PRICE-LEVEL RESTATEMENT AND EXCHANGE DIFFERENCES

The price-level restatement adjustment and foreign currency exchange gain (loss) is determined as follows:

	2003	2002	2001

	ThCh$	ThCh$	ThCh$
Restatement of non-monetary accounts
based on Consumer Price Index and UFs:
Property, plant and equipment and bottles and containers	2,493,723	8,408,759	8,640,860
Investments in unconsolidated affiliates	1,411,693	4,546,839	4,438,239
Investments in other companies and marketable securities	(31,506)	208,645	107,850
Other assets	858,102	2,737,189	3,226,527
Shareholders’ equity	(2,237,729)	(12,127,769)	(12,175,509)
Inventories	(240,590)	657,742	1,286,684
Increase in liabilities denominated in UFs due to indexation	(897,436)	(2,759,819)	(2,891,441)
Net restatements of income and expense accounts in terms of year-end constant pesos	(136,026)	(1,522,480)	(1,585,783)

Total price-level restatement	1,220,231	149,106	1,047,427

Remeasurement and translation of accounts in foreign currencies:
Cash	(580,891)	231,744	64,893
Time deposits and marketable securities	(111,853)	173,629	675,830
Accounts receivable-trade and other	(1,101,299)	902,953	518,912
Accounts receivable from related companies	(479,859)	159,136	1,048,467
Inventories	(50,062)	30,580	26,750
Other current assets	(73,514)	8,847	72,794
Other assets	(113,382)	95,498	(590,952)
Short-term borrowings	1,112,009	(1,555,788)	(623,798)
Other current liabilities	532,855	(1,051,910)	(1,782,143)
Long-term borrowings and other long-term liabilities	837,279	131,835	(847,321)
Foreign exchange loss arising from translation
of assets and liabilities in Argentina (net)	70,122	(2,986,368)	(2,106,376)

Total foreign currency exchange gain (loss)	41,405	(3,859,844)	(3,542,944)

Total price-level restatement and exchange differences	1,261,636	(3,710,738)	(2,495,517)

Assets and liabilities denominated in or exposed to the effects of foreign currency are included in the consolidated financial statements and translated into Chilean pesos as described in Note 1 e) and m) as follows:

	At December 31,
	2003	2002

	ThCh$	ThCh$
Assets
Current assets	35,069,345	32,038,640
Property, plant and equipment	73,931,920	77,206,403
Other assets	17,788,755	59,002,135

Total	126,790,020	168,247,178

Liabilities
Current liabilities	50,382,199	60,321,258
Long-term liabilities	81,134,771	20,016,485

Total	131,516,970	80,337,743

The amounts detailed above include the non-monetary assets and liabilities of investments in foreign subsidiaries and investees (Compañía Cervecerías Unidas Argentina S.A. and subsidiaries and Karlovacka Pivovara d.d.) expressed in US dollars and Euros in conformity with the application of Technical Bulletin No. 64 as described in Note 1 m).

NOTE 22 - SEGMENT REPORTING

The Company operates principally in five segments which comprise the production and sale of beer in Chile and Argentina, soft drinks and mineral water, wine and other activities which include the production and sale of plastic cases and containers. Total revenue by segment includes sales to unaffiliated customers, as reported in the Company's Consolidated Statements of Income, and intersegment sales of plastic cases, which are accounted for at invoice price.

Operating income is total revenue less operating expenses, which include Cost of sales and Selling and administrative expenses. In computing operating income, none of the following items has been added or deducted: net interest expense, equity in net income (loss) of unconsolidated affiliates, price-level restatement, other income and expenses, minority interest and income taxes.

Identifiable assets by segment are those that are used in the operations in each segment, as reported to the chief operating decision maker of the Company.

Segment information is presented below:

	Year Ended December 31, 2003

Statement of income data	Beer-Chile	Beer-Argentina	Soft drinks and mineral water	Wine	Other	Eliminations	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	149,671,908	31,575,611	115,281,535	82,567,679	4,967,498	-	384,064,231
Intersegment sales	-	-	-	-	14,622,296	(14,622,296)	-

Total revenue	149,671,908	31,575,611	115,281,535	82,567,679	19,589,794	(14,598,882)	349,349,505

Operating income (loss)	36,752,627	(3,664,905)	8,655,851	3,800,529	318,683		45,862,785

Equity in net income of unconsolidated affiliates							19,739,625
Other income							2,041,611
Interest expense (net)							(3,132,154)
Other expenses							(6,268,858)
Price-level restatement							1,261,636

Income before income tax and minority interest							59,504,645

Balance Sheet Data at December 31, 2003:
Identifiable assets	163,985,460	64,266,654	94,368,454	99,434,216	15,527,223	-	437,582,007

Cash and cash equivalents							66,355,822
Investments in unconsolidated affiliates and other companies							5,562,532
Goodwill							29,048,233
Negative goodwill							(576,291)
Corporate assets							38,625,944

Total consolidated assets							576,598,247

Sales of each segment include:
Beer	147,052,841	30,170,064	-	-
By-products	499,555	46,504	-	-
Carbonated drinks	-	-	85,017,549	-
Nectars	-	-	13,090,203	-
Mineral waters	-	-	16,668,522	-
Wine	-	-	-	82,104,948
Other products	2,119,512	1,359,043	505,261	462,731

Total	149,671,908	31,575,611	115,281,535	82,567,679

	Year Ended December 31, 2002

Statement of income data	Beer-Chile	Beer-Argentina	Soft drinks and mineral water	Wine	Other	Eliminations	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales to unaffiliated costumers	135,819,742	25,129,935	111,874,588	75,908,676	616,564	-	349,349,505
Intersegment sales	-	-	-	-	14,598,882	(14,598,882)	-

Total revenue	135,819,742	25,129,935	111,874,588	75,908,676	15,215,446	(14,598,882)	349,349,505

Operating profil	27,272,142	(11,175,087)	9,649,279	9,163,145	3,232,113		38,141,592

Equity in net income of affiliates companies							870,212
Other income							3,501,661
Interest expense (net)							(2,219,706)
Other expenses							(5,522,214)
Price-level restatement							(3,710,738)

Income from continuing operations before income tax and minority interest							31,060,807

Identifiable assets at December 31	170,654,000	87,473,404	95,232,654	78,974,736	15,204,089	-	447,538,883

Cash and cash equivalents							93,099,117
Investments in affiliated and other companies							41,534,056
Goodwill							34,214,076
Negative goodwill							(754,607)
Corporate assets							43,015,225

Total assets							658,646,750

Sales of each segment include:
Beer	133,352,081	23,901,157	-	-
By-products	440,880	31,967	-	-
Carbonated drinks	-	-	84,040,211	-
Nectars	-	-	10,723,470	-
Mineral waters	-	-	16,657,479	-
Wine	-	-	-	75,464,003
Other products	2,026,781	1,196,811	453,428	444,673

Total	135,819,742	25,129,935	111,874,588	75,908,676

	Year December 31, 2001

Statement of income data	Beer-Chile	Beer-Argentina	Soft drinks and mineral water	Wine	Other	Eliminations	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales to unaffiliated costumers	135,234,395	55,270,938	112,861,781	70,288,271	432,760	-	374,088,147
Intersegment sales	-	-	-	-	16,932,635	(16,932,635)	-

Total revenue	135,234,395	55,270,938	112,861,781	70,288,271	17,365,395	(16,932,635)	374,088,147

Operating profit	30,054,001	(7,058,567)	8,878,329	9,675,902	3,861,670		45,411,335

Equity in net income of affiliates companies							717,670
Other income							19,659,962
Interest expense (net)							(2,891,325)
Other expenses							(11,132,713)
Price-level restatement							(2,495,517)

Income from continuing operations before income tax and minority interest							49,269,412

Identifiable assets at December 31	186,797,663	93,267,308	99,610,589	73,191,346	15,432,102		468,299,008

Cash and cash equivalents							59,264,394
Investments in affiliated and other companies							25,273,683
Goodwill							35,684,347
Negative goodwill							(755,344)
Corporate assets							67,002,098

Total assets							654,768,187

Sales of each segment include:
Beer	133,213,796	52,648,237	-	-
By-products	441,618	76,467	-	-
Carbonated drinks	-	-	86,539,922	-
Nectars	-	-	8,684,189	-
Mineral waters	-	-	17,285,654	-
Wine	-	-	-	69,977,962
Other products	1,578,981	2,546,234	352,016	310,309

Total	135,234,395	55,270,938	112,861,781	70,288,271

Depreciation was allocated to each of the segments as follows:

Segment	2003	2002	2001

	ThCh$	ThCh$	ThCh$
Beer-Chile	19,055,550	19,499,687	16,628,394
Beer-Argentina	6,771,408	10,228,108	10,246,975
Soft drinks and mineral water	10,761,122	10,697,585	11,527,026
Wine	2,374,680	1,942,641	2,118,959
Other	1,198,315	1,079,950	1,296,294

Total	40,161,075	43,447,971	41,817,648

Capital expenditures for each of the segments were as follows:

Segment	2003	2002	2001

	ThCh$	ThCh$	ThCh$
Beer-Chile	5,724,913	6,926,702	10,910,438
Beer-Argentina	4,762,156	780,931	4,149,591
Soft drinks and mineral water	5,342,688	5,507,225	9,606,723
Wine	3,357,735	4,421,594	5,078,142
Other	1,715,700	1,460,869	1,864,089

Total	20,903,192	19,097,321	31,608,983

Information about the Company's operations in different geographic areas is as follows:

	2003

	Chile	Argentina	Eliminations	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$
Sales to third parties	345,103,201	39,022,347	(61,317)	384,064,231

Operating income (loss)	49,679,597	(3,816,812)		45,862,785

Equity in net income of unconsolidated affiliates				19,739,625
Other income				2,041,611
Interest expense (net)				(3,132,154)
Other expenses				(6,268,858)
Price-level restatement				1,261,636

Income before income tax and minority interest				59,504,645

Total assets at December 31, 2003	468,331,711	109,613,679	(1,347,143)	576,598,247

	2002

	Chile	Argentina	Eliminations	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$
Sales to third parties	323,931,730	25,500,860	(83,085)	349,349,505

Operating income (loss)	49,431,404	(11,289,812)		38,141,592

Equity in net income of unconsolidated affiliates				870,212
Other income				3,501,661
Interest expense (net)				(2,219,706)
Other expenses				(5,522,214)
Price-level restatement				(3,710,738)

Income before income tax and minority interest				31,060,807

Total assets at December 31, 2002	551,468,904	107,700,346	(522,500)	658,646,750

	2001

	Chile	Argentina	Eliminations	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$
Sales to third parties	318,787,028	55,431,091	(129,972)	374,088,147

Operating income	51,621,444	(6,210,109)		45,411,335

Equity in net income of unconsolidated affiliates				717,670
Other income				19,659,962
Interest expense (net)				(2,891,325)
Other expenses				(11,132,713)
Price-level restatement				(2,495,517)

Income before income tax and minority interest				49,269,412

Total assets at December 31,2001	534,279,460	121,132,636	(643,909)	654,768,187

NOTE 23 - SUBSEQUENT EVENTS

On January 12, 2004, the subsidiary Embotelladoras Chilenas Unidas S.A. entered into a 50% joint venture with Empresas Lucchetti S.A., a food company controlled by the Company's majority shareholder, to enter the sweet snack business. Each company acquired 50% of the shares of Calaf  S.A. In January 2004, Calaf S.A. acquired the assets of a related company.

No other significant events have occurred between December 31, 2003 and the issuance of these financial statements (January 29, 2004) that could significantly affect their balances or interpretation.

NOTE 24 - DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Accounting principles generally accepted in Chile vary in certain important respects from the accounting principles generally accepted in the United States . Such differences involve certain methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by accounting principles generally accepted in the United States (“US GAAP”).

1. Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements which have resulted in amounts which differ from those that would have otherwise been determined under US GAAP are as follows:

a) Inflation accounting

The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-year period ended December 31, 2003 was approximately 7.1%.

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

b) Revaluations of property, plant and equipment

As mentioned in Note 1 k), certain property, plant and equipment are reported in the financial statements at amounts determined in accordance with a technical appraisal carried out in 1979. The revaluation of property, plant and equipment is an accounting principle that is not generally accepted in the United States . The effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation charge for the year, is shown in paragraph 1 q) below.

c) Inventory valuation

As at December 31, 2001 finished and in-process products are reported in the financial statements at the replacement cost of the raw materials included therein and therefore exclude labor and overhead. The practice of excluding labor and overhead is contrary to the accounting principles generally accepted in the United States . The adjustment required to conform with US GAAP at December 31, 2002 and 2001 are shown in paragraph 1 q) below. After the required adjustment using the FIFO cost method, the resulting value of inventories is presented at the lower of cost or market value.

As discussed in Note 2 above, effective January 1, 2002 the Company changed it's methodology used to value its finished products from direct cost including only raw materials to a method that includes the cost of inventory associated with raw materials, labor and overhead costs. This change in accounting principle conforms Chilean GAAP to US GAAP with respect to inventory valuation and therefore no adjustment is necessary for the year ended December 31, 2003 .

d) Fixed assets held for sale

i. Reversal of impairment

Net income reported in the Chilean GAAP financial statements in prior years included the effects of the reversal of a valuation allowance recorded in prior years to write-down the carrying value of property, plant and equipment held for sale to estimated market value (Note 1 l)). This reversal of a provision which established a new cost basis for Chilean GAAP purposes was not in conformity with accounting principles generally accepted in the United States and was therefore reflected in the reconciliation of net income to US GAAP for that year. The effect on the reconciliation of Shareholders' equity is set forth under paragraph 1 q) below. The US GAAP adjustment will be reversed when these assets are actually sold.

ii. Accounting for assets held for sale

The Company has classified certain fixed assets as “Land and building held for sale”. Under Chilean GAAP long-lived assets are classified as held for sale when a Company has the intent to dispose of the asset. Intent is defined as management having a plan and commitment to dispose of an asset. The assets are written down to fair value when indicators of impairment are present and losses are recognized as other non-operating expenses. No depreciation is recorded for assets classified as held for sale.

Under US GAAP, long-lived assets to be disposed of by sale are accounted for under SFAS 144, “Accounting for Impairment or Disposal of Long-Lived Assets”. SFAS 144 requires long-lived assets to be classified as held for sale only when certain criteria are met. These criteria include: management has the authority to approve action; the asset is available for immediate sale; an active program to locate a buyer has been initiated; the sale of the asset is probable; the asset is being actively marketed and; it is unlikely that a significant change to the disposal plan will be made. If at any time the criteria in this paragraph are no longer met, a long-lived asset classified as held for sale shall be reclassified as held and used. Long-lived assets classified as held for sale are measured at the lower of its carrying value amount or fair value less cost to sell and the asset is not depreciated. Losses are recognized for any subsequent impairment write-down to fair value.

These assets recorded as held for sale under Chilean GAAP do not meet the requirements to be classified as held for sale under US GAAP. As these assets were recorded at fair value as of December 31, 2003 and 2002 for Chilean GAAP purposes, there is no Statement of Income impact for US GAAP purposes as US GAAP requires the reclassification of assets held for sale to be made at 1) the lower of fair value or 2) the carrying amount of the assets before they were classified as held for sale plus the depreciation that would have been reclassified as if the assets were classified as held for sale for a all periods presented.

e) Deferred income tax

As discussed in Note 14, effective January 1, 2000, the Company began applying Technical Bulletin No. 60 of the Chilean Institute of Accountants concerning deferred income taxes. Technical Bulletin No. 60 requires the recognition of deferred income taxes for all temporary differences arising after January 1, 2000, whether recurring or not, using an asset and liability approach. For US GAAP purposes, the Company has always applied Statement of Financial Accounting Standard (“SFAS”) No. 109, “Accounting for Income Taxes”, whereby income taxes are also recognized using substantially the same asset and liability approach. Deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities are based on enacted rates at the dates that the temporary differences are expected to reverse. The effect of changes in tax rates is included in income for the period that includes the enactment date.

After the year ended December 31, 1999, Chilean GAAP and US GAAP differ due to the recognition for US GAAP purposes of the reversal of deferred income taxes included in the US GAAP reconciliations in years prior to 2000.

Prior to the implementation of Technical Bulletin No. 60, no deferred income taxes were recorded under Chilean GAAP if the related timing differences were expected to be offset in the year that they were projected to reverse by new timing differences of a similar nature.

Furthermore, deferred income tax assets under both Chilean and US GAAP should be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax asset to an amount that is more likely than not to be realized.

The effect of providing for deferred income taxes for the differences between the amounts shown for assets and liabilities in the balance sheet and the tax bases of those assets and liabilities is included in paragraph 1 q) below and certain disclosures required under FAS 109 are set forth under paragraph 3 c) below.

f) Investment securities

Under Chilean GAAP, investment securities held by the Company, which are publicly traded, are carried at the lower of cost or market value.

Under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, investment securities, which include debt and certain equity securities, are accounted for as follows:

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

The effect of the difference between Chilean GAAP and US GAAP in accounting for investment securities is indicated in paragraph 1 q) below. For the year ended December 31, 2003, the Company´s investments in marketable securities subject to SFAS No. 115 were not significant and therefore no adjustment to net income as reported pursuant to Chilean GAAP was necessary.

g) Goodwill

Under Chilean GAAP, the excess of cost over the net book value of a purchased company is recorded as goodwill (the book value purchase method), which is then amortized to income over a maximum period of twenty years. Amortization of goodwill may be accelerated if the acquired company generates sufficient income to absorb the additional amortization in any given year. The excess of net book value over the cost of an investment is considered to be negative goodwill under Chilean GAAP and is also amortized to income over a maximum period of twenty years. The amortization of negative goodwill may be accelerated if the acquired company sustains losses.

Under US GAAP, goodwill and other intangibles are accounted for under SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interests method of accounting after this date. With respect to the purchase method of accounting, the cost of an investment is assigned to the tangible and identified intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of cost over the fair value of net assets acquired is recorded as goodwill. If an excess of acquired net assets over cost arises, the excess is allocated to reduce proportionally the values assigned to non-current assets (except long-term investments in marketable securities) in determining their fair values. If the allocation reduces the non-current assets to zero value, the remainder of the excess over cost (negative goodwill) is written off immediately as an extraordinary gain. SFAS No. 141 establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized).

SFAS No. 142, “Goodwill and Other Intangible Assets” establishes the following:

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

SFAS No. 142 became effective for years beginning after December 15, 2001. Accordingly, goodwill amortization was ceased for US GAAP purposes beginning in 2002.

The effects of the differences between Chilean and US GAAP in accounting for goodwill and negative goodwill on the equity investments in Viña San Pedro S.A. and Southern Breweries Establishment, the purchases of majority ownership interests in Compañía Industrial Cervecera S.A. and Cervecería Santa Fe S.A., and the 1999 purchase of an additional 45% interest in ECUSA are shown in paragraph q) below.

Under Chilean GAAP, the cost of an equity method investment is separated into an investment component (based on the purchase of the proportionate share of equity according to book values) and a goodwill component (based on the difference between the amount paid and the proportional book value of the investment). Under US GAAP, these components are combined in one balance sheet caption as an investment, and goodwill is determined in a manner similar to a consolidated subsidiary based on proportionate ownership. No disclosure has been presented of the effect of the reclassification between goodwill as determined under Chilean GAAP for equity method investments and goodwill determined under US GAAP as the effect of this reclassification is not significant.

h) Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the issued and subscribed shares, an open stock corporation in Chile must distribute a cash dividend in an amount equal to at least 30% of the Company's net income for each year adjusted for the deficit under developing period as determined in accordance with Chilean GAAP. Under Chilean GAAP, even through the minimum dividend is a legal requirement, the dividend is not recorded until it is declared by the Company. Since the payment of the 30% dividend out of each year's income is a legal requirement in Chile, a provision has been made in the accompanying US GAAP reconciliation in paragraph 1 q) below to recognize the corresponding decrease in net equity at December 31, 2003 and December 31, 2001. At December 31, 2002, no adjustment was necessary as the full amount of the required divided was declared as an interim dividend and recorded by the Company.

i) Trademarks

Under Chilean GAAP, beginning in 1998 trademarks are amortized over a period not exceeding 20 years; prior to 1998, trademarks were not required to be amortized. Under US GAAP, trademarks with definite useful lives are amortized over the remaining legal life or a period not exceeding 40 years. With respect to the purchase in 1999 of the additional 45% interest in ECUSA, the purchase price exceeded the fair value of the assets acquired and liabilities assumed on the date of purchase. As a result, trademarks with an assigned fair value of ThCh$ 7,548,303 were determined. Under U.S. GAAP these trademarks are being amortized over a period of five years which is the legal life of the trademark. Additionally, trademarks held by Viña San Pedro S.A. and Compañía Cervecerías Unidas Argentina S.A. are being amortized over 20 years for Chilean GAAP but 40 years for U.S GAAP as there is no limited legal life. The adjustments for trademarks are reflected in the reconciliation from Chilean GAAP to US GAAP in paragraph 1 q) below.

j) Staff severance indemnities

For Chilean GAAP purposes and until January 1, 1999 for US GAAP purposes, the Company provides for severance indemnities when rights to such benefits have been formally guaranteed to employee groups. Those obligations are based on the present value of the liabilities determined at the end of each year based on the current salary and number of years of service of each employee. The Company uses a real discount rate and projected employee service life based on probable tenure for vested employees. The real annual discount rate does not include a projection of inflation and accordingly, future salary increases are also excluded from the calculation of the obligation, because all such future increases are expected to approximate the increase in inflation over a long-term period. As discussed in Note 2, during the year ended December 31, 2002, the Company changed one of the variables used to calculate the long-term severance indemnities.

In accordance with Emerging Issues Task Force Issue No. 88-1, for US GAAP purposes the severance indemnities described above are determined based on the vested benefits to which the employees are entitled if they separate immediately (settlement basis). The difference in accounting for staff severance benefits between Chilean and US GAAP is included in the reconciliation to US GAAP under paragraph 1 q) below.

k) Capitalization of interest

Under Chilean GAAP, the capitalization of interest cost associated with projects under construction is optional when incurred on debt that is not directly related to such projects. Under US GAAP, the capitalization of interest of qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project or not. The effect of the required capitalization pursuant to US GAAP and the related depreciation expense of this difference are included in paragraph 1 q) below.

l) Comprehensive income

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For US GAAP purposes, companies are required to report comprehensive income and its components in a full set of general purpose financial statements. US GAAP requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Under Chilean GAAP, certain investments in foreign subsidiaries which operate in countries exposed to significant risk are accounted for under TB 64 (Note 1 m)). As such, the differences between the investments` equity value arising from the financial statements remeasured at the beginning of the year restated by Chilean inflation, plus the proportional share of the investments income (or loss) for the year, is recorded in Shareholders` equity. For US GAAP, this difference would be reported in Comprehensive income. The information required by this standard is shown in paragraph 1 q).

m) Development stage results of operations

For Chilean GAAP purposes, investments in majority-owned subsidiaries in the development stage are recorded by the equity method and the investor's proportional share of the subsidiary's results of operations are recorded as a component of Shareholders' equity. For US GAAP purposes, majority-owned subsidiaries in the development stage are consolidated and the results of their operations charged directly to income. The difference between charging development stage results to equity under Chilean GAAP and to income under US GAAP has been included in the reconciliation of income under paragraph 1 q) below. No disclosure of the effects of consolidation of such subsidiaries has been made because the effects are not material.

n) Investment in Backus & Johnston ( Peru )

The Company held a 4.63% ownership interest in UCP Backus & Johnston S.A. (“Backus & Johnston”) at December 31, 2000. During the year 2000, one of the Directors of the Company became a member of the Board of Directors of Backus & Johnston. As a result, for Chilean GAAP purposes the Company began accounting for its investment by the equity method during 2000. For US GAAP purposes, in the absence of a company exercising significant influence on an investment, the investment would generally be accounted for at cost less any impairment in value that is other than temporary. The Company sold its investment in Backus & Johnston in March 2001. The effects of accounting for the investment in Backus & Johnston at cost under US GAAP are included in paragraph 1 q) below.

o) Accounting for joint venture in Viña Dassault San Pedro S.A.

By Public Deed dated October 4, 2001, Viña San Pedro S.A. and Dassault Investment Fund Inc. formed Viña Totihue S.A., a closed Chilean company with a capital of US$ 7 million (equivalent to ThCh$ 4,930,559) and with 70,000 shares of no par value. Dassault Investment Fund Inc. received 35,000 shares (50% ownership interest) for its contribution in cash of US$ 3.5 million (equivalent to ThCh$ 2,465,279). Viña San Pedro S.A. also subscribed to 35,000 shares with a payment of US$ 800,000 (equivalent to ThCh$ 563,410) and the contribution of land with a value of US$ 2.7 million (equivalent to ThCh$ 1,901,787). The land consists of two parcels of land in Chile referred to as “Totihue” which will be used for the production of wine grapes. On May 7, 2003 Viña Totihue S.A. changed its name to Viña Dassault San Pedro S.A.

This transaction resulted in a gain under Chilean GAAP of ThCh$ 869,740 because the book value of the land was ThCh$ 1,032,047. Since Viña Totihue S.A. is an equity method investee of Viña San Pedro S.A., the Company deferred 50% of the gain generated in the transaction and recognized the other 50% in Other income in the statement of income for 2001. The deferred gain is being amortized to income annually under Chilean GAAP.

Under US GAAP, the exchange of the land for an interest in the joint venture did not result in gain recognition because the investee received no cash. Accordingly, the gain on the exchange, and the subsequent amortization of the deferred gain, have been reversed in the reconciliation in paragraph 1 q) below.

p) Derivative financial instruments

The Company enters into foreign currency forward exchange contracts to cover the risk of exposure to exchange rate differences on existing items on the balance sheet denominated in US dollars. Under these forward contracts, for any rate above or below the fixed rate, the Company receives or pays the difference between the spot rate and the fixed rate for the given amount at the settlement date. The terms of the contracts are generally less than one year. It also enters into cross-currency interest rate swaps to in order to hedge its exposure to exchange rate and interest rate differences. Under these contracts the Company either, i) receives a fixed US dollar amount at a variable interest rate and pays a fixed Chilean peso amount at a fixed interest rate, or ii) receives a fixed US dollar amount at a fixed interest rate and pays a fixed Chilean peso amount at a variable interest rate. Counter-parties to these financial instruments expose the Company to credit-related losses in the event of nonperformance; however, counter-parties to these contracts are major financial institutions and the risk of loss due to nonperformance is believed to be minimal.

Under Chilean GAAP, derivatives are accounted for in accordance with Technical Bulletin 57, “Accounting for Derivative Contracts” (“TB 57”). Under TB 57, all derivative financial instruments should be recognized on the balance sheet at their fair value. In addition, TB 57 requires that derivative financial instruments be classified as Non-hedging (investment) instruments and Hedging instruments, the latter further divided into those covering existing transactions and those covering anticipated transactions.

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

At December 31, 2003, the Company had six cross-currency interest-rate swap agreements (US dollar to Chilean peso) to buy and sell US dollars for a notional amount of US$ 96,110,000. These contracts were obtained to protect the Company from foreign exchange and interest-rate risk with respect to long-term bank debt denominated in US dollars.

At December 31, 2003, the Company has three derivative contracts consisting of forward contracts to sell US dollars for a notional amount of US$ 25,900,000 maturing in January 2004. At December 31, 2002, the Company had two derivative contracts consisting of forward contracts to sell US dollars for a total notional amount of US$ 12,500,000 (three contracts with a total notional amount of US$ 42,000,000 at December 31, 2001). In addition, at December 31, 2002, the Company had three derivative contracts consisting of forward contracts to buy US dollars for a notional amount of US$ 9,500,000. No contracts to purchase US dollars existed at December 31, 2001. These forward contracts were obtained to protect the Company from foreign exchange risk with respect to money market funds and trade accounts receivable denominated in US dollars.

Under US GAAP, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS 137 and SFAS 138 on the same matter (collectively referred to herein as “SFAS 133”), effective January 1, 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 requires that all derivative instruments be recognized on the balance sheet at fair value and that changes in the fair value be recognized in income when they occur, the only exception being derivatives that qualify as hedges. To qualify the derivative instrument as a hedge, the Company must meet strict hedge effectiveness and contemporaneous documentation requirements at the initiation of the hedge and assess the hedge effectiveness on an ongoing basis over the life of the hedge.

At December 31, 2003, 2002 and 2001, the forward contracts, and at December 31, 2003, the cross-currency interest-rate swap contracts designated as hedges for Chilean GAAP purposes, did not meet the documentation requirements to be designated as hedges under US GAAP. However, no difference exists in the reconciliations of net income and shareholders' equity under Chilean GAAP and US GAAP because in both cases the derivative instruments are recorded on the balance sheet at fair value and changes in fair value are taken to the results of operations for the year.

q) Effects of conforming to US GAAP

The adjustments to reported net income pursuant to Chilean GAAP required to conform with accounting principles generally accepted in the United States are as follows (all amounts are expressed in thousands of Chilean pesos of December 31, 2003 purchasing power):

	2003	2002	2001

	ThCh$	ThCh$	ThCh$
Net income as shown in the Chilean GAAP
financial statements	54,088,124	22,285,535	39,923,901
Reversal of revaluation adjustment
of property, plant and equipment (par. 1b)	(9,420)	(9,420)	(9,420)
Inclusion of labor and overhead in inventories (par. 1c)..	-	(3,235,674)	2,331,802
Reversal of additional depreciation on revaluation of
fixed assets held for sale (par. 1d)	-	-	2,340
Adjustment for deferred income taxes (par. 1e)	571,901	1,302,128	(5,065,690)
Adjustment for amortization of goodwill
and negative goodwill (par. 1 g)	2,176,386	2,538,605	1,902,849
Adjustment to amortization of trademarks for different
useful lives (par. 1i)	(1,384,167)	(1,276,465)	(1,279,469)
Adjustment of employee severance indemnities (par. 1j)	(46,154)	(785,682)	(142,842)
Adjustment for capitalization of interest cost (par. 1k)..	43,221	219,769	588,342
Reversal of deficit during development period
of subsidiary (par. 1m)	(205,907)	(1,505,390)	(1,035,543)
Reversal of gain on investment in Viña Dassault
San Pedro S.A. (par. 1o)	(24,753)	-	(439,219)
Adjustment for cost method accounting for
Backus & Johnston (par. 1n)	-	-	(875,966)

Net income according to US GAAP	55,209,231	19,533,406	35,901,085

Other comprehensive income adjustments:
Foreign currency translation adjustments (par. 1l)	(17,876,016)	7,120,860	2,820,314
Unrealized (losses) on securities (par. 1f)	110,243	13,179,506	(19,466,890)

Other comprehensive (loss) income adjustments	(17,765,773)	20,300,366	(16,646,576)

Comprehensive income in accordance with US GAAP(par. 1l)	37,443,458	39,833,772	19,254,509

The adjustments required to conform net equity amounts to the accounting principles generally accepted in the United States are as follows:

	2003	2002	2001

	ThCh$	ThCh$	ThCh$
Net equity as shown in the Chilean GAAP
financial statements	278,771,599	437,819,530	428,161,252
Reversal of revaluation of property, plant and
equipment (par. 1 b)	(2,670,685)	(2,523,720)	(2,523,720)
Reversal of accumulated depreciation on revaluation
of property, plant and equipment (par. 1b)	(226,068)	(216,648)	(207,228)
Inclusion of labor and overhead in inventories (par. 1c)..	-	-	3,235,674
Reversal of revaluation of fixed assets held
for sale (par. 1d)	(7,331,000)	(7,556,117)	(7,556,117)
Reversal of accumulated depreciation on revaluation
of fixed assets held for sale (par. 1d)	1,059,089	1,059,089	1,059,089
Assets (liabilities) from deferred income taxes
under FAS 109 (par. 1e)	(1,157,779)	(1,729,680)	(3,031,808)
Adjustment for unrealized (loss) on
investment securities (par. 1f)	-	-	132,028
Adjustment of goodwill and negative goodwill on
equity investments (par. 1g)	15,676,538	13,500,152	10,961,547
Minimum dividend permitted by law (par. 1h)	(5,715,842)	-	(1,042,999)
Amortization of trademarks for different useful lives (par. 1i)	(5,192,749)	(3,808,582)	(2,532,117)
Adjustment of employee severance indemnities (par. 1j)	(2,322,892)	(2,276,738)	(1,491,056)
Adjustment for capitalization of interest cost (par. 1k).	4,828,843	4,785,622	4,565,853
Reversal of gain on investment in Viña Dassault San Pedro S.A.
(par. 1o)	(463,972)	(439,219)	(439,219)

Net equity according to US GAAP	275,255,082	438,613,689	429,291,179

Accumulated other comprehensive income (loss)	17,699,092	(2,601,274)	14,045,302
Other comprehensive income (loss) adjustments	(17,765,773)	20,300,366	(16,646,576)

Accumulated Other Comprehensive Income
(Loss) in accordance with US GAAP	(66,681)	17,699,092	(2,601,274)

Total shareholders´ equity in accordance with US GAAP
including accumulated other comprehensive income (loss)	275,188,401	456,312,781	426,689,905

The following summarizes the changes in Shareholders' equity under US GAAP during the years ended December 31, 2003, 2002 and 2001:

ThCh$

Balance at December 31, 2000	447,955,627

Dividend declared	(44,523,949)
Reversal of accrued minimum dividend from prior year	(1,042,999)
Net income for the year	35,901,085
Reversal of gross unrealized gains on investments
that are available-for-sale from prior year, net of tax	(13,400,655)
Gross unrealized gains on investment that are available-for-sale at year
- end, net of tax	110,904
Cumulative translation adjustment for the year	4,291,166

Balance at December 31, 2001	429,291,179

Dividend declared	(18,056,906)
Minimum dividend at year-end required by law	1,042,999
Net income for the year	19,533,406
Reversal of gross unrealized gains on investments that are available-for-sale from prior year, net of tax	(110,904)
Cumulative translation adjustment for the year	6,913,915

Balance at December 31, 2002	438,613,689
Dividend declared	(194,796,874)
Minimum dividend at year-end required by law	(5,715,842)
Net income for the year	55,209,231
Cumulative translation adjustment for the year	(18,055,122)

Balance at December 31, 2003	275,255,082

2. US GAAP Condensed Financial Statements

CONSOLIDATED BALANCE SHEET
Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2003

	As of December 31, 2003

	Consolidated Balance Sheet under Chilean GAAP	US GAAP Consolidated	Consolidated Balance Sheet under GAAP

	ThCh$	ThCh$	ThCh$
ASSETS
CURRENT ASSETS
Cash and cash equivalents (1)	66,355,822	-	66,355,822
Marketable securities	846,459	(846,459)	-
Investments in available-for-sale securities	-	846,459	846,459
Accounts receivable-trade and other	70,790,575	-	70,790,575
Accounts receivable from related companies	676,390	-	676,390
Inventories	55,043,589	-	55,043,589
Prepaid expenses	3,263,586	-	3,263,586
Prepaid taxes	2,165,654	-	2,165,654
Deferred income taxes	243,455	(243,455)	-
Other current assets	155,586		155,586

Total current assets	199,541,116	(243,455)	199,297,661

PROPERTY, PLANT AND EQUIPMENT, net	313,804,536	(2,690,437)	311,114,099
OTHER ASSETS	63,252,595	8,370,433	71,623,028

Total assets	576,598,247	5,436,541	582,034,788

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term borrowings	35,812,212	-	35,812,212
Current portion of long-term debt	3,035,779	-	3,035,779
Dividends payable	11,280,528	5,715,842	16,996,370
Accounts payable	38,228,633	-	38,228,633
Notes payable	159,387	-	159,387
Other payables	4,573,303	-	4,573,303
Accounts payable to related companies	1,132,501	-	1,132,501
Accrued expenses	14,632,561	-	14,632,561
Withholding taxes payable	9,958,054	-	9,958,054
Income tax	1,507,271	-	1,507,271
Other current liabilities	282,732	-	282,732

Total current liabilities	120,602,961	5,715,842	126,318,803

LONG-TERM LIABILITIES
Long-term debt	101,622,104		101,622,104
Accrued expenses	2,400,532	2,322,892	4,723,424
Deferred income taxes	14,687,189	914,324	15,601,513
Deposits on bottles and containers	20,238,024		20,238,024

Total long-term liabilities	138,947,849	3,237,216	142,185,065

Total liabilities	259,550,810	8,953,058	268,503,868

MINORITY INTEREST	38,275,838	-	38,275,838

SHAREHOLDERS' EQUITY
Common stock	169,975,841	-	169,975,841
Share premium	13,293,340	-	13,293,340
Other reserves	3,228,205	-	3,228,205
Retained earnings	92,274,213	(3,516,517)	88,757,696

Total shareholders' equity	278,771,599	(3,516,517)	275,255,082

Total liabilities and shareholders' equity	576,598,247	5,436,541	582,034,788

(1)	This caption includes time deposits, marketable securities and securities under resale agreements amounting to ThCh$ 20,430,319 ThCh$ 20,928,511 and ThCh$ 14,131,300, respectively, which are cash equivalents.

CONSOLIDATED BALANCE SHEET

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2003

	As of December 31, 2002
	Consolidated Balance Sheet under Chilean GAAP	US GAAP adjustments	Consolidated Balance Sheet under US GAAP
	ThCh$	ThCh$	ThCh$

ASSETS
CURRENT ASSETS
Cash and cash equivalents (1)	93,099,117	-	93,099,117
Time deposits	12,793	(12,793)	-
Marketable securities	198,627	(198,627)	-
Investments in available-for-sale securities	-	211,420	211,420
Accounts receivable-trade and other	69,643,817	-	69,643,817
Accounts receivable from related companies	2,592,140	-	2,592,140
Inventories	46,851,775	-	46,851,775
Prepaid expenses	2,710,900	-	2,710,900
Prepaid taxes	2,470,054	-	2,470,054
Deferred income taxes	946,540	(946,540)	-
Other current assets	1,821,080	-	1,821,080

Total current assets	220,346,843	(946,540)	219,400,303

PROPERTY, PLANT AND EQUIPMENT, net	334,053,444	(2,323,438)	331,730,006
OTHER ASSETS	104,246,463	7,124,015	111,370,478

Total assets	658,646,750	3,854,037	662,500,787

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term borrowings	28,412,934	-	28,412,934
Current portion of long-term debt	19,908,992	-	19,908,992
Dividends payable	7,417,288	-	7,417,288
Accounts payable	41,605,334	-	41,605,334
Notes payable	763,172	-	763,172
Other payables	4,337,253	-	4,337,253
Accounts payable to related companies	926,733	-	926,733
Accrued expenses	12,822,766	-	12,822,766
Withholding taxes payable	7,170,200	-	7,170,200
Other current liabilities	125,218	-	125,218

Total current liabilities	123,489,890	-	123,489,890

LONG-TERM LIABILITIES
Long-term debt	24,179,246	-	24,179,246
Accrued expenses	1,175,755	2,276,738	3,452,493
Deferred income taxes	18,209,549	783,140	18,992,689
Deposits on bottles and containers	11,871,436	-	11,871,436

Total long-term liabilities	55,435,986	3,059,878	58,495,864

Total liabilities	178,925,876	3,059,878	181,985,754

MINORITY INTEREST	41,901,344	-	41,901,344

SHAREHOLDERS' EQUITY
Common stock	169,975,841	-	169,975,841
Share premium	13,293,340	-	13,293,340
Other reserves	19,982,809	-	19,982,809
Retained earnings	234,567,540	794,159	235,361,699

Total shareholders' equity	437,819,530	794,159	438,613,689

Total liabilities and shareholders' equity	658,646,750	3,854,037	662,500,787

(1)	This caption includes time deposits, marketable securities and securities under resale agreements amounting to ThCh$ 27,337,334, ThCh$ 13,640,724 and ThCh$ 41,592,659, respectively, which are cash equivalents.

CONSOLIDATED STATEMENT OF INCOME

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2003

	For the year ended December 31, 2003

	Consolidated Statement of Income under Chilean GAAP	US GAAP adjustments	Consolidated Statement of Income under US GAAP

	ThCh$	ThCh$	ThCh$
OPERATING RESULTS
Net sales	384,064,231	441,698	384,505,929
Cost of sales	(189,203,934)	(18,256,846)	(207,460,780)

Gross margin	194,860,297	(17,815,148)	177,045,149
Selling and administrative expenses	(148,997,512)	13,275,675	(135,721,837)

Operating income	45,862,785	(4,539,473)	41,323,312

NON-OPERATING RESULTS
Non-operating income	24,489,961	284,674	24,774,635
Non-operating expenses	(12,109,737)	4,804,005	(7,305,732)
Price-level restatements and exchange differences	1,261,636	-	1,261,636

Income before income taxes
and minority interest	59,504,645	549,206	60,053,851
Income taxes	(4,977,027)	571,901	(4,405,126)
Minority interest	(439,494)	-	(439,494)

NET INCOME	54,088,124	1,121,107	55,209,231

CONSOLIDATED STATEMENT OF INCOME

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2003

	For the year ended December 31, 2002

	Consolidated Statement of Income under Chilean GAAP	US GAAP adjustments	Consolidated Statement of Income under US GAAP

	ThCh$	ThCh$	ThCh$
OPERATING RESULTS
Net sales	349,349,505	527,466	349,876,971
Cost of sales	(172,156,846)	(20,603,000)	(192,759,846)

Gross margin	177,192,659	(20,075,534)	157,117,125
Selling and administrative expenses	(139,051,067)	12,377,764	(126,673,303)

Operating income	38,141,592	(7,697,770)	30,443,822

NON-OPERATING RESULTS
Non-operating income	6,350,615	684,462	7,035,077
Non-operating expenses	(9,720,662)	2,959,051	(6,761,611)
Price-level restatements and exchange differences	(3,710,738)	-	(3,710,738)

Income before income taxes
and minority interest	31,060,807	(4,054,257)	27,006,550
Income taxes	(7,510,799)	1,302,128	(6,208,671)
Minority interest	(1,264,473)	-	(1,264,473)

NET INCOME	22,285,535	(2,752,129)	19,533,406

CONSOLIDATED STATEMENT OF INCOME

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2003

	For the year ended December 31, 2001

	Consolidated Statement of Income under Chilean GAAP	US GAAP adjustments	Consolidated Statements of Income under US GAAP

	ThCh$	ThCh$	ThCh$
OPERATING RESULTS
Net sales	374,088,147	857,204	374,945,351
Cost of sales	(176,934,187)	(14,358,624)	(191,292,811)

Gross margin	197,153,960	(13,501,420)	183,652,540
Selling and administrative expenses	(151,742,625)	6,684,345	(145,058,280)

Operating income	45,411,335	(6,817,075)	38,594,260
NON-OPERATING RESULTS
Non-operating income	24,224,055	(1,596,135)	22,627,920
Non-operating expenses	(17,870,461)	9,456,084	(8,414,377)
Price-level restatements and exchange differences	(2,495,517)	-	(2,495,517)

Income before income taxes
and minority interest	49,269,412	1,042,874	50,312,286
Income taxes	(7,433,842)	(5,065,690)	(12,499,532)
Minority interest	(1,911,669)	-	(1,911,669)

NET INCOME	39,923,901	(4,022,816)	35,901,085

3. Additional disclosure requirements

a) Reclassifications for US GAAP purposes

Income and expenses

Under Chilean GAAP the following income and expenses arising during the years 2003, 2002 and 2001 are classified as Non-operating income and expenses whereas under US GAAP they would be classified as Operating income and expenses:

	2003	2002	2001

	ThCh$	ThCh$	ThCh$
Non-operating income:
Gain on sales of glass, plastic boxes and by-products	315,447	438,612	577,958
Amortization of negative goodwill	41,094	50,212	47,126
Rental income	115,348	46,689	61,921
Other	10,903	42,165	217,325

.	482,792	577,678	904,330

Non-operating expenses:
Amortization of goodwill	2,217,480	2,588,817	2,487,773
Provision for impairment of property, plant and equipment	506,468	193,816	1,403,937
Loss on sale of property, plant and equipment	71,032	108,055	408,295
Write-offs of account receivable and other accounts	1,037,442	598,821	449,190
Amortization of intangibles	1,301	1,301	12,405
Non-recurring legal expenses	-	-	562,038
Extraordinary severance indemnities	660,343	-	-
Director's participation based on extraordinary dividend	515,846	-	1,517,730
Restructuring costs and indemnities	-	973,631	3,650,259

	5,009,912	4,464,441	10,491,627

Selling and administrative expenses - Under Chilean GAAP, shipping and handling costs are charged to Selling and administrative expenses whereas under US GAAP they would be classified in Cost of sales. Shipping and handling costs were ThCh$ 18,247,426, ThCh$ 17,357,906 and ThCh$ 16,681,006 in 2003, 2002 and 2001, respectively.

Cash and cash equivalents - As shown in Note 1 t), Cash and cash equivalents included in the Consolidated Statement of Cash Flows are recorded in separate captions on the balance sheet under Chilean GAAP. They are required to be shown combined as a single caption in balance sheets prepared under US GAAP. Accordingly, the following cash equivalents should be reclassified and included in the caption Cash and cash equivalents for US GAAP presentation purposes:

	2003	2002

	ThCh$	ThCh$
Time deposits	20,430,319	27,337,334
Mutual fund shares	20,928,511	13,640,724
Securities purchased under resale agreements	14,131,300	41,592,657

Total	55,490,130	82,570,715

b) Earnings per share

Disclosure of the following earnings per share information is not generally required for presentation in financial statements under Chilean accounting principles, but is required under US GAAP:

	2003	2002	2001

	ThCh$	ThCh$	ThCh$

Basic and diluted earnings per share under US GAAP	172.99	56.90	112.7

Weighted-average number of shares of common stock
outstanding for basic and diluted earnings
per share (in thousands)	318,503	318,503	318,503

Earnings per share is determined by dividing the net income for the year under US GAAP by the weighted-average number of shares of common stock outstanding during each year.

c) Income taxes

The provision for income taxes charged to results is summarized as follows:

	2003	2002	2001

	ThCh$	ThCh$	ThCh$

Current tax expense	(7,513,016)	(4,728,243)	(4,292,729)
Deferred tax under Chilean GAAP	2,535,989	(2,782,556)	(3,141,113)
Additional deferred tax to conform
with US GAAP	571,901	1,302,128	(5,065,690)

Total provision for US GAAP	(4,405,126)	(6,208,671)	(12,499,532)

Deferred tax assets (liabilities) under US GAAP are summarized as follows at December 31 of each year:

	2003	2002	2001

	ThCh$	ThCh$	ThCh$

Property, plant and equipment	(20,830,550)	(20,770,302)	(17,914,792)
Employee severance indemnities	-	(86,736)	-
Investments in other companies	-	-	-
Inventories	(675,776)	-	(292,990)
Other liabilities	(738,307)	-	(180,653)
Adjustment on bottles and container deposits	(1,921,481)	(1,748,599)	(1,343,137)

Gross deferred tax liabilities	(24,166,114)	(22,605,637)	(19,731,572)

Accounts receivable	950,640	791,563	750,357
Investments in other companies	-	356,693	128,538
Inventories	-	111,705	-
Other assets	1,351,207	283,343	-
Tax loss carryforwards	11,734,457	7,627,576	5,274,929
Less: Valuation allowance	(8,777,557)	(6,536,564)	(4,994,953)
Employee severance indemnities	394,892	-	13,308
Other	2,910,962	978,633	1,270,945

Gross deferred tax assets	8,564,601	3,612,949	2,443,124

Net deferred tax assets (liabilities)	(15,601,513)	(18,992,688)	(17,288,448)

The provision for income taxes differs from the amount of income taxes determined by applying the applicable Chilean statutory income tax rate of 16.5% in 2003, 16,0% in 2002 and 15% in 2001 to pretax income as a result of the following differences:

	2003	2002	2001

	ThCh$	ThCh$	ThCh$

At statutory Chilean tax rate	9,836,369	4,118,732	7,391,394
Increase (decrease) in rates resulting from:
Non-deductible expenses	3,824,294	4,602,228	4,881,467
Non-taxable income	(7,405,496)	(1,925,089)	(2,075,239)
Tax credits	(842,139)	(615,714)	(295,859)
International income tax differences	(1,007,902)	28,514	708,891
Increase in Chilean tax rates (effect on deferred income taxes)	-	-	1,888,878

At effective tax rates	4,405,126	6,208,671	12,499,532

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay income tax on a separate return basis and not on a consolidated basis.

The Argentine enacted income tax rate was 35% during the years 2001 to 2003.

Certain of the Chilean subsidiaries have tax loss carryforwards aggregating ThCh$ 18,212,888 at December 31, 2003 (ThCh$ 9,207,011 in 2002) which have no expiration date. Additionally, CCU Argentina and its subsidiaries and Finca La Celia S.A. and subsidiary, have tax loss carryforwards aggregating ThCh$ 24,578,571 at December 31, 2003 (ThCh$ 17,417,938 in 2002) which may be applied to reduce taxable income in Argentina during a five-year carryforward period. These tax losses resulted in a deferred tax asset for 2003 of ThCh$ 11,734,457 (ThCh$ 7,627,576 in 2002). Valuation allowances of ThCh$ 8,777,557 in 2003 and ThCh$ 6,536,564 in 2002 were provided against certain of the deferred tax assets of the Argentine subsidiaries because it is currently expected that those assets will probably not be realized before they expire.

d) Investment securities

The book value of investment securities totaled ThCh$ 846,459 at December 31, 2003 and ThCh$ 211,419 at December 31, 2002. There was no significant difference between book value and market value at December 31, 2003 or December 31, 2002 (see paragraph 1 f) above). All investment securities are classified as available-for-sale at December 31, 2003 and 2002.

e) Fair value

The following methods and assumptions were used to estimate the fair value of each class of financial instrument at December 31, 2003 and 2002 for which it is practicable to estimate such value:

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

  Financial Instruments
  The fair value of foreign currency forward exchange contracts and swap contracts is based on estimated market valuations. Such values attempt to approximate the economic value at the balance sheet date of a position using prices and rates at the average of the estimated bid and offer for the respective underlying assets or reference rates and/or mathematical models, as deemed appropriate by the Company. In the absence of sufficient or meaningful market information, such valuations or components thereof may be theoretical in whole or in part.

  Deposits on bottles and containers
  The carrying value of deposits on bottles and containers approximates the fair value as the carrying value reflects the amounts that would be required to settle the obligation.

The estimated fair values of the Company's financial instruments is summarized as follows:

	December 31, 2003		December 31, 2002

Assets	Carrying amounts	Fair value	Carrying amounts	Fair value

	ThCh$	ThCh$	ThCh$	ThCh$

Cash	10,865,692	10,865,692	10,528,402	10,528,402
Time deposit and marketable securities	41,601,380	41,601,380	41,229,663	41,229,663
Investments in other companies	50,325	50,325	768,584	768,584
Securities purchased pursuant to
resale agreements	14,128,238	14,128,238	41,634,232	41,634,232
Other current assets	59,976	59,976	735,332	735,332

Total assets	66,705,611	66,705,611	94,896,213	94,896,213

Liabilities

Bank borrowings (short-term)	35,812,212	35,665,409	28,412,934	27,804,251
Bonds payable (short-term)	1,664,168	2,463,490	1,692,197	2,546,632
Current portion of long-term
bank borrowings	1,339,747	2,824,894	18,216,795	18,285,785
Bank borrowings (long-term)	82,717,705	82,774,874	3,632,699	3,464,212
Bonds payable (long-term)	18,470,999	18,800,673	19,828,805	20,474,004
Forward contract	32,008	32,008	20,556	20,556
Swap contracts	9,387,579	9,387,579	-	-

Total liabilities	149,424,418	151,948,927	71,803,986	72,595,440

f) Concentrations of credit and other risk

The Company has accounts with a variety of banks and does not hold significant deposits with any single bank. The Company has a wide customer base and trades with a large number of small customers. Consequently, the Company does not believe that it has any significant concentrations of credit risk at December 31, 2003. The beverage business is highly competitive in both Chile and Argentina, where the Company competes with other enterprises. Additionally, in view of the favorable long-term economic conditions in Chile, other enterprises may be expected to enter the country’s beer, wine and soft drink markets.

The Company’s results may be materially adversely affected from time to time by significant increases in advertising and promotion costs, loss of sales volume, price discounting, or a combination of these and other factors related to the competitive beer, wine and soft drinks markets in Chile and Argentina.

h) Restructuring Costs

During 2000, the Company implemented a plan to reorganize and restructure certain of its business activities at the Company level and at certain subsidiaries. The restructuring consisted of a series of planned actions, including a reduction in the number of employees, and the closing of plant facilities. In connection with these actions, the Company recorded restructuring charges totaling ThCh$ 3,650,259 in 2001 and ThCh$ 973,631 in 2002 which were classified as non-operating expenses. At December 31, 2002, all the restructuring activities related to the 2000 and 2001 programs were completed and all costs had been paid.

The restructuring charges are summarized as follows:

	2003	2002

	ThCh$	ThCh$

Employee severance indemnities paid by CCU Argentina	-	423,360
Employee severance indemnities for corporate restructuring	-	550,271

Total	-	973,631

i) Derivative instruments and hedging activities

The Company’s activities expose it to a variety of market risks, including risks related to the effects of changes in foreign currency exchange rates and interest rates. These financial exposures are monitored and managed by the Company as an integral part of its overall risk management program. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

At December 31, 2003, the Company had six cross-currency interest-rate swap agreements (US dollar to Chilean peso) to buy and sell US dollars for a notional amount of US$ 96,110,000. These contracts were obtained to protect the Company from foreign exchange and interest-rate risk with respect to long-term bank debt denominated in US dollars.

At December 31, 2003, the Company has three derivative contracts consisting of forward contracts to sell US dollars for a notional amount of US$ 25,900,000 maturing in January 2004. At December 31, 2002, the Company had two derivative contracts consisting of forward contracts to sell US dollars for a total notional amount of US$ 12,500,000 (three contracts with a total notional amount of US$ 42,000,000 at December 31, 2001). In addition, at December 31, 2002, the Company had three derivative contracts consisting of forward contracts to buy US dollars for a notional amount of US$ 9,500,000. No contracts to purchase US dollars existed at December 31, 2001. These forward contracts were obtained to protect the Company from foreign exchange risk with respect to mutual fund shares and trade accounts receivable denominated in US dollars.

As described further in Note 1 p) at December 31, 2003, 2002 and 2001, the forward contracts, and at December 31, 2003, the cross-currency interest-rate swap contracts designated as hedges for Chilean GAAP purposes, did not meet the documentation requirements to be designated as hedges under US GAAP.

4. Recent accounting pronouncements

Effective January 1, 2003, the Company adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146), which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employees Termination Benefits and Other costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The adoption of SFAS No. 146 did not have a material effect on the Company’s consolidated financial position, results of operation or cash flows.

Effective January 1, 2003, the Company adopted FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, the Company must disclose and may be required to recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company’s consolidated financial position, results of operation or cash flows.

Effective February 1, 2003, the Company adopted FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 (an interpretation of ARB 51) has recently introduced a new consolidation model focused on identifying entities for which a controlling financial interest is achieved through means other that voting rights. Under this interpretation, a variable interest entity must be consolidated if certain consolidation requirements are met. An enterprise should consolidate an entity if that enterprise has a variable interest in the entity that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. FIN 46, as revised by FIN 46R, was effective on February 1, 2003 for new transactions and is effective for reporting periods after March 15, 2004 for transactions entered into prior to February 1, 2003. The Company has not entered into any new transactions subject to FIN 46 since February 1, 2003. The impact of the adoption of FIN 46 on transactions prior to February 1, 2003 in not expected to have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The Company adopted the provisions of SFAS No. 149 on July 1, 2003, which did not have a material effect on the Company’s consolidated financial position, results of operation or cash flows.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards of how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003. The Company adopted the provisions of SFAS No. 150 on July 1, 2003, which did not have a material effect on the Company’s consolidated financial position, results of operation or cash flows.

Report of Independent Registered Public Accounting Firm on Financial Statement Schedules

To the Board of Directors
of Compañia Cervecerias Unidas S.A:

Our audits of the consolidated financial statements referred to in our report dated January 29, 2004 appearing in the 2003 Form 20-F also include an audit of the financial statement schedules listed in Schedule II of this Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP
Santiago, Chile
June 24, 2004

Schedule II Valuation and Qualifying Accounts and Reserves

Figures in million of Chilean pesos as of December 31, 2003

		Additions	Deductions

Description	Balance at begging of period	Charges to costs and expenses	Inventories write-offs	Bad debts write-offs	Price level restatement	Balance at end of period
2001
Doubtful accounts	7,758	2,378		(3,174)	(233)	6,728
Inventory accruals	721	152	(142)		52	783
2002
Doubtful accounts	6,728	1,085		(1,778)	(485)	5,551
Inventory accruals	783	111	(68)		32	857
2003
Doubtful accounts	5,551	2,598		(1,736)	(105)	6,309
Inventory accruals	857		(210)		9	656