Form 20-F
period 2004-12-31
UNITED BREWERIES CO INC
filed 2005-06-28
CIK 888746

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2004

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	_________to_________
Commission file number	0-20486

COMPAÑIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant's name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Bandera 84, Sixth Floor, Santiago, Chile
(Address of principal executive offices)
_________________________________________

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

Item 17            Item 18

i

Introduction

In this annual report on Form 20-F, all references to the “we”, “us” or “CCU” are to Compañía Cervecerías Unidas S.A., an open stock corporation (sociedad anónima) organized under the laws of the Republic of Chile, and its consolidated subsidiaries. Chile is divided into regions, each of which is known by its roman number (e.g. “Region XI”). Our fiscal year ends on December 31st. Unless otherwise specified, all references to “U.S. dollars”, “dollars”, or “US$” are to United States dollars, and references to “Chilean pesos”, “pesos” or “Ch$” are to Chilean pesos. We publish our financial statements in Chilean pesos, which are adjusted to reflect changes in purchasing power due to inflation and/or changes in exchange rates. Unless otherwise specified, financial data regarding us is presented in this annual report in constant Chilean pesos of December 31, 2004 purchasing power. See the notes to our consolidated financial statements included in pages F-8 through F-65 of this annual report. We use the metric system of weights and measures in calculating our operating and other data. The United States equivalent units of the most common metric units used by us are as shown below:

1 liter = 0.2642 gallons	1 gallon = 3.7854 liters
1 liter = 0.008522 US beer barrels	1 US beer barrel = 117.34 liters
1 liter = 0.1761 soft drinks unit cases (8 oz cans)	1 soft drinks unit case (8 oz cans) = 5.6775 liters
1 liter = 0.1174 beer unit cases (12 oz cans)	1 beer unit case (12 oz cans) = 8.5163 liters
1 hectoliter = 100 liters	1 liter = 0.01 hectoliters
1 US beer barrel = 31 gallons	1 gallon = 0.0323 US beer barrels
1 hectare = 2.4710 acres	1 acre = 0.4047 hectares
1 mile = 1.6093 kilometers	1 kilometer = 0.6214 miles

This annual report contains various estimates made by us of market share data and related sales volume information. These estimates are based on statistics published or made available by A.C. Nielsen Chile S.A., or Nielsen, in the case of beer, soft drinks, mineral water and wine sales in Chile; the Cámara de la Industria Cervecera Argentina (Argentine Beer Industry Chamber, or CICA) in the case of beer sales in Argentina; the Asociación Nacional de Bebidas Refrescantes (National Association of Soft Drinks, or ANBER) in the case of soft drinks and mineral water; the Servicio Agrícola Ganadero (Agricultural and Livestock Service, or SAG) in the case of wine sales in Chile; and the Asociación de Viñas de Chile, A.G. (the Wineries of Chile Association) in the case of Chilean wine exports. We believe that, due to the methodologies used, the statistics provided by these sources in some cases do not accurately reflect our market share or industry sales volumes. For example, the Nielsen sampling base includes only the metropolitan areas of Chile and not the rural areas of the country, where we believe our beer market share is higher than in the metropolitan areas, due to our distribution system. Likewise, the sales of one of our Argentine competitors are not reflected in CICA’s statistics because this company is not a member of CICA. Similarly, data regarding the size of the Chilean soft drink and mineral water markets and market shares do not coincide with publicly available information of our sales volume and our competitors. As a consequence, we have revised the share estimates from the sources identified above for Chilean and Argentine beer sales and soft drink and mineral water sales to reflect what we believe is a more accurate measure of market shares, taking into account:

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
  political and economic developments in Chile, Argentina and other countries where we currently conduct business or may conduct business in the future, including other Latin American countries; and
  other factors discussed under “Risk factors”, “Our business” and “Management’s discussion and analysis of financial condition and results of operations”.

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

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable

ITEM 2: Offer Statistics and Expected Timetable

Not applicable

ITEM 3: Key Information

Selected Financial Data

The following table presents selected consolidated financial data as of December 31, 2003 and 2004, and for each of the years ended December 31, 2002, 2003 and 2004, which has been derived from our consolidated financial statements included elsewhere in this annual report. Selected consolidated financial data as of December 31, 2000, 2001 and 2002, and for the two years ended December 31, 2000 and 2001 has been derived from our consolidated financial statements not included in this annual report. The financial data set forth below should be read in conjunction with the consolidated financial statements and related notes and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report.

The financial information as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 shown below is presented in constant Chilean pesos of December 31, 2004:

	Year ended December 31,

	2000	2001	2002	2003	2004

	(millions of constant Ch$) (1)
Income Statement Data:
Chilean GAAP:
Total revenues	Ch$364,472	Ch$383,440	Ch$358,083	Ch$393,666	Ch$420,638
Operating income	43,404	46,547	39,095	47,009	58,707
Interest expense	(7,670)	(6,619)	(3,968)	(5,803)	(5,930)
Other income	13,219	24,830	6,509	25,102	4,371
Income tax	(5,519)	(7,620)	(7,699)	(5,101)	(5,899)
Net income	28,284	40,922	22,843	55,440	45,394
Net earnings per share	88.8	128.5	71.7	174.1	142.5
Net earnings per ADS (2)	444.0	642.4	358.6	870.3	712.6
Dividends per share (3)	132.00	66.00	64.60	614.26	89.80
Dividends per ADS in US$ (2) (3)	1.11	0.49	0.46	4.47	0.78
Weighted average shares
Outstanding (000s)	318,503	318,503	318,503	318,503	318,503
U.S. GAAP:
Total revenues	Ch$364,472	Ch$384,319	Ch$358,083	Ch$393,666	Ch$420,638
Net income	29,621	36,799	20,022	56,589	45,395
Basic and diluted earnings per share	93.0	115.5	62.9	177.7	142.5
Basic and diluted earnings per ADS (2)	465.0	577.7	314.3	888.4	712.6
Balance Sheet Data:
Chilean GAAP:
Total assets	Ch$686,418	Ch$671,137	Ch$675,113	Ch$591,664	Ch$592,241
Long-term liabilities	89,832	77,310	56,822	142,422	126,216
Total debt (4)	100,728	75,508	73,578	143,474	135,651
Total stockholders' equity	441,895	438,865	448,765	285,741	302,104
Capital stock	174,225	174,225	174,225	174,225	174,225
U.S. GAAP:
Total assets	Ch$703,827	Ch$675,713	Ch$679,063	Ch$597,236	Ch$594,392
Long-term liabilities	89,981	79,658	59,958	145,740	128,460
Total debt (4)	100,728	75,508	73,578	143,474	135,651
Total stockholders' equity	459,155	440,023	449,579	282,136	296,993
Capital stock	174,225	174,225	174,225	174,225	174,225
Other Data:
Sales volume (in millions of liters):
Beer (Chile)	352.2	348.3	350.2	371.8	380.7
Beer (Argentina)	155.2	151.2	160.4	190.4	210.1
Soft drinks, nectars and mineral water (5)	405.1	414.1	413.6	428.6	442.4
Wine (6)	66.2	84.6	96.6	121.0	106.3
Change in consumer price index applicable for
the restatement of financial statements (7)	4.7%	3.1%	3.0%	1.0%	2.5%
____________________________________
(1)	Except shares outstanding, net earnings per share and per ADS, sales volume and inflation data.
(2)	Per ADS amounts are determined by multiplying per share amounts by 5, as one ADS is equal to 5 shares of Common Stock.
(3)	Dividend per share are expressed in pesos corresponding to payment dates and dividend per ADS are expressed in US$ based on the conversion rate on the day of payment.
(4)	Includes short-term and long-term financial debt.
(5)	Includes sales of soft drinks, nectars and mineral water in Chile and Argentina. During 2002, 2003 and 2004, there were no sale of these products in Argentina.
(6)	Includes sales of wine in Chile and Argentina.
(7)	Based on the consumer price index of the INE for the twelve-month period ended November 30 of each indicated year. Accordingly, figures presented here may vary from other published inflation figures for given periods, which are generally calculated for the actual calendar period indicated.

Exchange Rates. Prior to 1989, Chilean law permitted the purchase and sale of foreign currency only in those cases explicitly authorized by the Central Bank of Chile. The Central Bank Act, which was enacted in 1989, liberalized the rules that govern the ability to buy and sell foreign currency. The Central Bank Act now empowers the Central Bank of Chile to determine that certain purchases and sales of foreign currency specified by law must be carried out in the formal exchange market. The formal exchange market is formed by banks and other entities authorized by the Central Bank. All payments and distributions made to our holders of ADSs must be transacted in the formal exchange market.

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

The observed exchange rate is the average exchange rate at which commercial banks conduct authorized transactions on a given date in Chile, as certified by the Central Bank of Chile. The Central Bank of Chile generally carries out its transactions at the spot market rate. Authorized transactions by banks are now generally conducted at the spot market rate.

Purchases and sales of foreign exchange effected outside the formal exchange market are carried out in the Merced Cambiario Informal (the informal exchange market). The informal exchange market reflects the supply and demand for foreign currency. There are no limits imposed on the extent to which the rate of exchange in the informal exchange market can fluctuate above or below the observed exchange rate. On June 23, 2005, the average exchange rate in the informal exchange market was Ch$580.75 per U.S. dollar and the U.S. dollar observed exchange rate was Ch$579.90 per U.S. dollar.

The following table sets forth the low, high, average and period-end observed exchange rates for U.S. dollars for each of the indicated periods starting in 1999 as reported by the Central Bank of Chile. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

	Daily Observed Exchange Rate (1)
	(Ch$ per US$)

	Low (2)	High (2)	Average (3)	Period-end

2000	501.04	580.37	539.67	573.65
2001	557.13	716.62	635.28	654.79
2002	641.75	756.56	689.21	718.61
2003	593.10	758.21	690.90	593.80
2004	557.40	649.45	609.41	557.40
December 2004	557.40	597.27	574.68	557.40
January 2005	560.30	586.18	575.45	585.40
February 2005	563.22	583.84	572.99	573.55
March 2005	578.60	591.69	587.05	585.93
April 2005	572.75	588.95	580.30	582.73
May 2005	570.83	583.59	578.32	583.00
(June 2005, through June 23)	577.73	592.75	586.64	579.90

_________________________
Source: Central Bank of Chile
(1)	Historical pesos.
(2)	Rates shown are the actual low and high, on a day-by-day basis for each period.
(3)	The average of monthly average rates during the period reported.

Capitalization and Indebtedness

Not applicable

Reasons for the Offer and Use of Proceeds

Not applicable

Risk Factors

RISKS RELATING TO CHILE

We are substantially dependent on economic conditions in Chile, which may adversely impact our results of operations and financial condition.
We are predominantly engaged in business in Chile and 89.6% of our revenues in 2004 were generated from our Chilean operations. Thus, our results of operations and financial condition are to a large extent dependent on the overall level of economic activity in Chile. Although the Chilean economy experienced an average yearly growth of 7.7% between 1990 and 1997, it experienced an average yearly growth of only 3.2% between 1998 and 2004. Historically, slower economic growth in Chile has negatively affected demand for our products and adversely affected our profitability. We cannot make any assurances that economic growth in Chile will return to its prior levels.

Our financial statements are reported and our dividends are declared, based on Chilean GAAP, which generally differs from U.S. GAAP.
There are important differences between Chilean accounting and reporting standards and U.S. standards. As a result, Chilean financial statements and reported earnings generally differ from those reported based on U.S. accounting and reporting standards. See Note 24 to our consolidated financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and reconciliation to U.S. GAAP of our net income and total shareholders’ equity.

The relative liquidity and volatility of Chilean securities markets may increase the volatility of the price of our ADSs and adversely impact a holder’s ability to sell any shares of our common stock withdrawn from our ADR facility.
The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. For example, the Santiago Stock Exchange, which is Chile’s main stock exchange, had a market capitalization of approximately US$117 billion as of December 31, 2004 while as of December 31, 2004, The New York Stock Exchange had a market capitalization of approximately US$12.7 trillion and the NASDAQ National Market had a capitalization of approximately US$3.7 trillion. In addition, the Chilean securities markets may be materially affected by developments in other emerging markets, particularly other countries in Latin America.

The lower liquidity and greater volatility of the Chilean markets compared to markets in the United States could increase the price volatility of the ADSs and may impair a holder’s ability to sell shares of our common stock withdrawn from the ADR facility in the Chilean market in the amount and at the price and time the holder wishes to do so. See “Item 9: The Offer and Listing”.

Chilean economic policies, currency fluctuations, exchange controls and currency devaluations may adversely affect the price of our ADSs.
The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect the dollar value of our ADSs and the return on any investment in our ADSs. The Chilean peso has been subject to large nominal devaluations in the past and may be subject to significant fluctuations in the future. In the period from December 31, 2000 to December 31, 2002, the value of the Chilean peso relative to the U.S. dollar declined 25.3% in nominal terms, or an average of 11.9% per year, based on the observed exchange rate for U.S. dollars on those dates. See “Exchange Rates”.

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
In addition to our operations in Chile, we maintain substantial assets in Argentina and derive significant revenue from our operations in Argentina. In 2004, we derived Ch$40,242 million, or 10.4%, of our revenues from our Argentina operations, and, as of December 31, 2004, Ch$104,751 million, or 17.7%, of our assets were located in Argentina. In recent years, Argentina has suffered a prolonged recession, which culminated in an economic crisis, with negative growth rates of -3.4% in 1999, -0.8% in 2000, -4.4% in 2001 and -10.9% in 2002. Although the economic situation in Argentina has improved in the last years – GDP grew 8.8% and 9.0% in 2003 and 2004, respectively – it could continue to materially and adversely affect our Argentine operations. See “Item 5: Operating and Financial Review and Prospects – Trend Information”.

The Argentine peso devaluation in 2002 resulted in a loss of Ch$3,062 million for the year 2002 and our subsidiary, Finca La Celia, reported a loss due to the devaluation in 2002 of Ch$1,020 million. Additionally, according to accounting pronouncements regulating the conversion of Argentine financial statements to Chilean GAAP, fixed assets and their depreciation are considered in historical dollars. As a result, a devaluation of the Argentine peso adversely affects our operating results, as our revenues from our Argentine operations are impacted by the devaluation of the Argentine peso. In spite of the recent appreciation of the Argentine peso against the U.S. dollar, we cannot predict whether the Argentine economy will continue to recover or if the crisis will continue, and if the crisis continues whether it will affect our operations in Argentina.

Argentina’s legal regime and economy are susceptible to changes that could adversely affect our Argentinean operations.
The measures taken by the Argentine government in recent years to address the Argentine economic crisis, which began in 1998, have severely affected the Argentine financial system’s stability and have had a materially negative impact on its reputation. From December 2001 through December 2003, the consumer price index, the wholesale price index and the Coeficiente de Estabilización de Referencia, or CER, exhibited annual cumulative increases of 44.6%, 115.1% and 45.7%, respectively. However, in 2003 and 2004 the inflationary trend slowed, with the consumer price index rising 3.5% in 2003 and 5.4% in 2004; and the wholesale price index decreasing 0.1% and rising 8.7% in the same periods. In 2004, Argentina’s gross domestic product increased by an estimated 9.0% . We cannot predict whether the current Argentine government, which took office on May 25, 2003, will be able to maintain a strict monetary policy and control inflation in response to the changing economic situation. The unpredictability, timing and scope of possible measures enacted by the Argentine government, including expropriations, higher taxes and exchange control measures, may adversely affect our Argentinean operations and our results of operations.

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

We are controlled by one majority shareholder, whose interests may differ from those of holders of our ADSs and this shareholder may take actions which adversely affect the value of a holder’s ADSs or common stock.
As of May 31, 2005, Inversiones y Rentas S.A., or IRSA, a Chilean closed corporation, owned 61.6% of our shares of common stock. Accordingly, IRSA has the power to control the election of most members of our board of directors and its interests may differ from those of the holders of our ADSs. IRSA also has a significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and going-private transactions. In addition, actions by IRSA with respect to the disposition of the shares of common stock that it owns, or the perception that such actions may occur, may adversely affect the trading prices of our ADSs or common stock.

Competition in the Chilean beer market may erode our market share and lower our profitability.
In 2004, our market share of the Chilean beer market by volume was approximately 90%. Our largest competitor in the Chilean beer market by volume is Cervecería Chile S.A., or Cervecería Chile, a subsidiary of Quilmes Industrial S.A., or Quilmes, the largest Argentine brewer. In May 2002, Quilmes and Companhia de Bebidas das Américas, or AmBev, announced an agreement by which AmBev will assume control of Quilmes within a seven-year period. As of the date of this annual report, AmBev has not assumed control of Quilmes. We estimate that Cervecería Chile had a market share by volume in Chile of approximately 9% in 2004. In the past, Cervecería Chile has engaged in aggressive price discounting. If Cervecería Chile were to engage in aggressive price discounting in the future, there can be no assurance, given the current environment, that any such discounting or other competitive activities will not have a material adverse impact on our profitability.

Additionally, if business conditions in the beer market continue to be relatively favorable in Chile, other enterprises may attempt to enter the Chilean beer market either by producing beer locally or through imports. We expect that additional competitors could erode our market share or lead to price discounting.

Our beer brands in Chile may face increased competition from other alcoholic beverages such as wine and spirits, as well as from non-alcoholic beverages such as soft drinks.
Beer consumption in Chile historically has been influenced by changes in domestic wine prices. Increases in domestic wine prices have tended to lead to increases in beer consumption, while reductions in wine prices have tended to reduce or slow the growth of beer consumption. Between 1999 and 2003, wine prices decreased, becoming a threat to beer consumption. Nevertheless, during 2004 and the beginning of 2005, wine prices have increased due to the growth of wine exports and we do not foresee an increase in supply during the next three years. Similarly, over the past few years, the price of soft drinks has decreased relative to the price of beer due to lower packaging costs, the introduction of larger packaging formats and the launch of low-price brands, which we believe has slowed the growth in beer consumption. As a result of our lower market share in the Chilean wine and soft drinks markets as compared to the Chilean beer market, if beverage consumers were to shift their consumption from beer to either wine or soft drinks, we expect that it would adversely affect our profitability.

Quilmes dominates the beer market in Argentina and we may not be able to maintain our current market share.
In Argentina, we face competition from Quilmes, Cervecería Argentina S.A. Isenbeck, a subsidiary of Warsteiner Brauerei Hans Cramer GmbH & Co., or Warsteiner, and Cervecería Estrella de Galicia S.A., or Galicia. In 2004, we estimate that Quilmes had a market share of 78%, Warsteiner had a market share of 7% and Galicia had a market share of less than 1%. We estimate that our year-end market share of the Argentine beer market was 15% in 2004. As a result of its dominant position in Argentina, Quilmes’ large size enables it to benefit from economies of scale in the production and distribution of beer throughout Argentina. Therefore, we can make no assurances that we will be able to grow or maintain our current market share of the Argentine beer market.

Consolidation in the beer industry may impact our market share.
In May 2002, AmBev and Quilmes announced an agreement by which AmBev will assume control of Quilmes within a seven-year period. Additionally, on March 2004, AmBev and Interbrew announced an agreement to merge, creating the world’s largest brewer under the name InBev. This deal was completed in August 2004. In Chile, Quilmes sells its beer through Cervecería Chile, which had a market share of approximately 9% in 2004, and in Argentina, AmBev sells its beer through Quilmes, which had a market share of approximately 78% in 2004. Consolidation in the beer industry has resulted in larger and more competitive participants, which could change the current market conditions under which we operate.

Restrictions in the gas supply from Argentina may increase our energy costs.
In recent months, the Argentine government began restricting gas exports to Chile due to supply problems in that country. We expect that this situation will increase the costs of operating our beer production plants in Chile and Argentina, as well as our soft drinks plants in Chile. Additionally, we expect an increase in electrical power costs related to these same gas restrictions. We do not need additional investments because our boilers can work with gas or with alternative fuels, such as diesel oil. Considering the current energy prices, we estimate that the higher costs at a consolidated level should not exceed Ch$2,200 million for 2005.

We depend upon the renewal of certain license agreements to maintain our current operations.
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

Argentina may increase its Beer Excise Tax.
The current beer excise tax in Argentina is 8%, the lowest in Latin America. Discussions have taken place in the Argentine congress in order to increase beer excise tax. If that happens, our profitability could be adversely affected.

RISKS RELATING TO OUR ADSs

The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in exchange conditions.
Our ADSs trade in U.S. dollars. Fluctuations in the exchange rate between Chilean and Argentine currencies and the U.S. dollar are likely to affect the market price of our ADSs. For example, since our financial statements are reported in Chilean pesos, a decline in the value of the Chilean peso against the dollar would reduce our earnings as reported in U.S. dollars. Any dividend we may pay in the future would be denominated in Chilean pesos. A decline in the value of the Chilean peso against the U.S. dollar would reduce the U.S. dollar equivalent of any such dividend. Additionally, in the event of a dividend or other distribution, if exchange rates fluctuate during any period of time when the ADS depositary cannot convert a foreign currency into dollars, a holder of our ADSs may lose some of the value of the distribution. Also, since dividends in Chile are subject to withholding taxes, which we retain until the following year when the exact amount to be paid is determined, if part of the retained amount is refunded to the shareholders, the amount received by holders of our ADSs would be subject to exchange rate fluctuations between the two dates.

Holder of ADSs may be subject to certain risks due to the fact that holders of our ADSs do not hold shares of our common stock directly.
In order to vote at shareholders’ meetings, if a holder is not registered on the books of the ADS depositary, the holder of our ADSs is required to transfer its ADSs for a certain number of days before a shareholders’ meeting into a blocked account established for that purpose by the ADS depositary. Any ADS transferred to this blocked account will not be available for transfer during that time. If a holder of our ADSs is registered on the books of the ADS depositary, it must give instructions to the ADS depositary not to transfer its ADSs during this period before the shareholders’ meeting. A holder of our ADSs must therefore receive voting materials from the ADS depositary sufficiently in advance in order to make these transfers or give these instructions. There can be no guarantee that a holder of our ADSs will receive voting materials in time to instruct the ADS depositary how to vote. It is possible that a holder of our ADSs will not have the opportunity to exercise a right to vote at all. Additionally, a holder of our ADSs may not receive copies of all reports from us or the ADS depositary. A holder of our ADSs may have to go to the ADS depositary’s offices to inspect any reports issued.

Controls on foreign investment and repatriation of investments in Chile may adversely impact a holder of our ADSs ability to obtain and dispose of the shares of our common stock underlying its ADRs.
Equity investments in Chile by persons who are not Chilean residents are generally subject to exchange control regulations that restrict the repatriation of investments and earnings from Chile. Our ADSs are subject to an ADR foreign investment contract among us, the depositary and the Central Bank of Chile which is intended to grant holders of our ADSs and the depositary access to Chile’s formal exchange market. See “Exchange Rates”. Pursuant to current Chilean law, our ADR foreign investment contract may not be amended unilaterally by the Central Bank of Chile. However, we cannot make any assurances that additional Chilean restrictions applicable to holders of our ADSs, the disposition of underlying shares of our common stock or the repatriation of the proceeds from the disposition of the underlying common stock could not be imposed in the future, nor can we assess the duration or impact of the restrictions if imposed. If for any reason, including changes to our ADR foreign investment contract or Chilean law, the depositary is unable to convert Chilean pesos to U.S. dollars, investors would receive dividends or other distributions in Chilean pesos. Transferees of shares of our common stock withdrawn from the ADR facility will not be entitled to access to the formal exchange market unless the withdrawn shares are redeposited with the depositary. See “Item 10: Additional Information – Exchange Controls in Chile”.

A holder of our ADSs’ right to force us to purchase its underlying shares of our common stock pursuant to Chilean corporate law upon the occurrence of certain events may be limited.
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

  our transformation into a different type of legal entity;
  our merger with and/or into another company;
  the transfer of 50% or more of our corporate assets, whether or not liabilities are also transferred, or the proposal or amendment of any business plan that contemplates the transfer of assets exceeding said percentage;
  the granting of real or personal guarantees to secure third party obligations exceeding 50% of the corporate assets;

  the creation of preferences for a series of shares or the increase or reduction in the already existing ones. In this case, only dissenting shareholders of the affected series shall have the right to withdraw;
  curing certain formal defects in our charter which otherwise would render it null and void or any modification of our by-laws that grant this right; and
  other cases provided for by statute or in our bylaws, if any.

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

To the extent a holder of our ADSs is unable to exercise its preemptive rights because a registration statement has not been filed, the depositary will attempt to sell the holder’s preemptive rights and distribute the net proceeds of the sale, net of the depositary’s fees and expenses, to the holder, provided that a secondary market for those rights exists and a premium can be recognized over the cost of the sale. A secondary market for the sale of preemptive rights can be expected to develop if the subscription price of the shares of our common stock upon exercise of the rights is below the prevailing market price of the shares of our common stock. In addition, Chilean income tax laws provide a tax deduction to an individual resident taxpayer in an amount equal to a percentage of the individuals’ investment in newly issued shares. Nonetheless, we cannot make any assurances that a secondary market in preemptive rights will develop in connection with any future issuance of shares of our common stock or that if a market develops, a premium can be recognized on their sale. Amounts received in exchange for the sale or assignment of preemptive rights relating to shares of our common stock will be taxable in Chile and the United States. See “Item 10: Additional Information – Taxation – Chilean Tax Considerations – Capital Gains” and “– United States Tax Considerations – Capital Gains”. If the rights cannot be sold, they will expire and a holder of our ADSs will not realize any value from the grant of the preemptive rights. In either case, equity interest in us will be diluted proportionately.

ITEM 4: Information on the Company

History and Development of the Company

Our current legal and commercial name is Compañía Cervecerías Unidas S.A. We were incorporated in the Republic of Chile in 1902 as an open stock corporation, following the merger of two existing breweries, one of which had its origins back in 1850, when Mr. Joaquín Plagemann founded one of the first breweries in Chile in the port of Valparaíso. By 1916, we owned and operated the largest brewing facilities in Chile. Our operations have included the production and marketing of soft drinks since 1902 and the bottling and selling of mineral water products since 1960.

We are subject to a full range of governmental regulation and supervision generally applicable to companies engaged in business in Chile and Argentina. These regulations include labor laws, social security laws, public health, consumer protection and environmental laws, securities laws, and anti-trust laws. In addition, regulations exist to ensure healthy and safe conditions in facilities for the production, bottling, and distribution of beverages.

Our principal executive offices are located at Bandera 84, Sixth Floor, Santiago, Chile. Our telephone number in Santiago is (56-2) 427-3000, the fax number is (56-2) 427-3215 and the website is www.ccu-sa.com. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19715, USA, telephone number (302) 738-6680 and fax number (302) 738-7210.

In 1986, IRSA, our current main shareholder, acquired its controlling interest in us through purchases of common stock at an auction conducted by a receiver who had assumed control of us following the economic crisis in Chile in the early 80’s, which resulted in our inability to meet our obligations to our creditors. IRSA, at that time, was a joint venture between Quiñenco S.A. and the Schörghuber Group from Germany through its wholly owed subsidiary Finance Holding International B.V., or FHI of the Netherlands. To our knowledge, none of our common stock is currently owned by governmental entities. Our common stock is listed and traded on the principal Chilean stock exchanges. See “Item 7: Major shareholders and Related Party Transactions”.

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

In 1994, we diversified our operations both in the domestic and international markets. In that year, we purchased a 48.4% interest in the Chilean wine producer Viña San Pedro S.A., or VSP. As of December 31, 2004, that interest amounted to 60.3% . In November 1994, we and Buenos Aires Embotelladora S.A. (“BAESA”) (the PepsiCo bottler in Chile at that time) merged businesses to create Embotelladoras Chilenas Unidas S.A., or ECUSA, for the production, bottling, distribution and marketing of soft drinks and mineral water products in Chile.

In November 1999, we bought BAESA’s interest in ECUSA and thereafter have controlled 100% of that company. In addition, in 1994 through Southern Breweries Establishments, or SBE, a 50%-investment, we acquired a 26.9% indirect equity interest in Karlovacka Pivovara d.d., or Karlovacka, a Croatian brewery. Between 1994 and 1998, we increased our indirect equity stake in Karlovacka to 34.4% . On March 31, 2003, SBE sold its interest in Karlovacka to Heineken Adria d.o.o, a subsidiary of Heineken International B.V., or Heineken International, generating a profit of Ch$20,617 million, and on April 10, 2003, we bought the remaining 50% interest of SBE. At CCU consolidated level, we have a 99.97% interest in SBE due to minority shareholders in ECUSA, direct owner of a 99.98% equity in Inversiones Ecusa S.A., which owns 50% of SBE.

Through Compañía Cervecerías Unidas Argentina S.A., or CCU Argentina, we began our expansion into Argentina by acquiring an interest in two Argentine breweries: 62.7% of the outstanding shares of

Compañía Industrial Cervecera S.A, or CICSA, were acquired during January and February 1995 and 98.8% of the outstanding shares of Cervecería Santa Fe S.A., or CSF, were acquired in September 1995. In 1997, CCU Argentina increased its interest in CICSA to 97.2% and in CSF to 99.9% through the purchase of minority interests. In January 1998, we decided to merge these two breweries into one company operating under the name of CICSA. Following the merger, CCU Argentina’s interest in CICSA was 99.2% . In April 1998, CCU Argentina completed the purchase of the brands and assets of Cervecería Córdoba for US$8 million. After subsequent capital increases, our interest in CCU Argentina reached 92.1%, with Anheuser-Busch Incorporated, or Anheuser-Busch, interest at 7.9% .

In addition to our acquisitions in Argentina, we signed a license agreement with Anheuser-Busch in 1995 granting us the exclusive right to produce, market, sell and distribute the Budweiser beer brand in Argentina.

After a capital increase approved by our shareholders in October 1996, we raised approximately US$196 million between December 1996 and April 1999. Part of this capital expansion was accomplished between December 1996 and January 1997 through our second ADR offering in the international markets.

During 2000, VSP, through its subsidiary Finca La Celia S.A., or FLC, acquired the winery Finca La Celia in Mendoza, Argentina, initiating its international expansion, allowing VSP to include fine quality Argentine wines into its export product portfolio. VSP began consolidating this operation on its financial statements as of January 2003. Prior to January 2003, FLC was in the development stage.

To increase our presence in the premium beer segment, we acquired in November 2000 a 50% stake in Cervecería Austral S.A., located in the city of Punta Arenas, with an annual production capacity of 5 million liters. Further, in May 2002, we acquired a 50% stake in Compañía Cervecera Kunstmann S.A., located in the city of Valdivia, with a current annual production capacity of 4.5 million liters. See “– Our Beer Business – Our Beer Business in Chile – Beer Production and Marketing in Chile”.

In October 2001, VSP signed a joint venture agreement with the French winery Château Dassault for the production of super premium wines, mainly for the export market. As a result of this agreement we have combined Château Dassault’s vast experience in first-quality wine production with VSP’s knowledge of both the Chilean and Argentine markets, along with its extensive international distribution network.

In February 2003, we began the sale of a new product for our beverage portfolio, pisco, under the brand Ruta Norte. Pisco is a grape spirit very popular in Chile that is produced in the northern part of the country and the southern part of Peru. Our pisco is produced in the “Elqui Valley” in the IV Region of Chile and it is sold throughout the country by our beer division sales force. On March 14, 2005 we entered into an association with the second largest pisco producer at that time, Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. ("Control"). This new joint venture was named “Compañía Pisquera de Chile S.A.”, to which the companies contributed principally with assets, commercial brands and – in the case of Control – also some financial liabilities. Currently we own 80% of Compañía Pisquera de Chile and Control owns the remaining 20%. According to ACNielsen numbers, Compañía Pisquera de Chile has 49.6% market share of the Chilean pisco industry. We estimate annual revenues of the Chilean pisco industry in approximately Ch$64,000 million.

On April 17, 2003, the Schörghuber Group, an indirect owner of 30.8% of our ownership interest, gave Quiñenco S.A., also an indirect owner of 30.8% of our ownership interest, formal notice of its intent to sell 100% of its interest in FHI to Heineken Americas B.V., a subsidiary of Heineken International B.V. As a result of the sale, Quiñenco and Heineken Americas B.V., the latter through FHI, became the only two shareholders of IRSA, the owner of 61.6% of our equity, each with a 50% interest in IRSA. Heineken International B.V. and FHI subsequently formed Heineken Chile Ltda., to hold the latter’s 50% interest in IRSA. Therefore, Quiñenco and Heineken Chile Ltda. are the only two current shareholders of IRSA, with a 50% equity each. On December 30, 2003, FHI merged into Heineken Americas B.V., which together with Heineken International B.V. remain as the only shareholders of Heineken Chile Ltda.

In August 2003, VSP formed Viña Tabalí, a joint venture in equal parts with Sociedad Agrícola y Ganadera Río Negro Ltda. for the production of premium wines. This winery is located in the Limarí Valley, Chile’s northernmost winemaking region, which is noted for the production of outstanding wines.

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

CAPITAL EXPENDITURES

The capital expenditures figures shown below reflect amounts on the date they are recorded in our accounting records and therefore may not match cash flow figures since these reflect payments when made. Our capital expenditures for 2002, 2003 and 2004 were Ch$19,575 million, Ch$21,426 million and Ch$27,085 million, respectively, totaling Ch$68,085 million, of which Ch$21,907 million were invested in our beer operations in Chile, Ch$14,195 million in our Argentine beer operations, Ch$15,823 million in soft drink and mineral water operations and Ch$10,366 million in wine operations during the years mentioned above.

In recent years, our capital expenditures have been made primarily for the expansion of our production and bottling capacities, additional returnable bottles and crates, marketing assets (mainly coolers), improvement in management information systems, among others.

During 2002, our main capital expenditures included also the acquisition of bottles and crates as well as the upgrades and improvements of packaging lines for all of our business segments.

In Chile, during 2003, capital expenditures in our beer division were focused principally on increasing the amount of returnable bottles purchased from third parties. In Argentina, our capital expenditures were primarily for the implementation of machinery and equipment used in the production and sale of Heineken. Capital expenditures were incurred in our soft drink division for bottles and coolers. Additionally, regarding our wine operations, we increased the number of wine cellars in San Pedro, Santa Helena, and Finca La Celia. We also purchased equipment to improve the capacity of Pisconor and to buy new software.

In Chile, during 2004, capital expenditures in our beer division were focused principally on increasing the amount of returnable bottles, upgrading the canning line and increasing the production capacity for Heineken. In Argentina, our capital expenditures were primarily for the expansion of production capacity in Salta and Santa Fe and additional returnable bottles. Capital expenditures were incurred in our soft drink division mainly for bottles and marketing assets. Additionally, regarding our wine operations, we increased the number of wine cellars and implemented a plant for the treatment of liquid residues. We also improved the capacity of Pisconor and invested to upgrade our PeopleSolft management information system from version 7.5 to version 8.4.

Our principal capital expenditures for the period 2002-2004 are displayed in the following table. The information is presented in constant million Chilean pesos of December 31, 2004.

		2002

		(Million Ch$)
Beer Chile
Packaging		2,823
Coolers		1,132
Packaging line improvements		1,048
Others		2,098

	Total	7,100

Beer Argentina
Marketing assets		315
Packaging		297
Others		188

	Total	800

Soft Drinks & Mineral Water
Packaging		2,907
Coolers		1,828
Packaging line improvements		641
Others		268

	Total	5,645

Wine
Barrels		964
New packaging line		456
Plant improvements		425
Storage tanks		189
Others		2,498

	Total	4,532

Others
Software and hardware		930
Injection molds		407
Others		161

	Total	1,497

	TOTAL 2002	19,575

		2003

		(Million Ch$)
Beer Chile
Packaging		2,530
Coolers		1,126
Other marketing assets		706
Packaging line improvements		581
Machinery and equipment		562
Others		363

	Total	5,868

Beer Argentina
Machinery and equipment		2,768
Marketing assets		330
Packaging		254
Others		2,026

	Total	5,377

Soft Drinks & Mineral Water
Packaging		2,722
Coolers		1,306
Other marketing assets		232
Packaging line improvements		217
Others		999

	Total	5,477

Wine
Barrels		1,127
Machinery and equipment		524
Others		1,295

	Total	2,945

Others
Software and hardware		626
Injection molds		226
Others		907

	Total	1,759

	TOTAL 2003	21,426

		2004

		(Million Ch$)
Beer Chile
Packaging		2,123
Packaging line improvements		1,834
Machinery and equipment		1,114
Marketing assets		373
Others		3,496

	Total	8,940

Beer Argentina
Packaging		2,248
Capacity improvements		3,085
Marketing assets		878
Others		1,806

	Total	8,018

Soft Drinks & Mineral Water
Packaging		1,996
Marketing assets		923
Packaging line improvements		180
Others		1,602

	Total	4,702

Wine
Barrels		1,159
Environmental improvements		309
Packaging line improvements		274
Others		1,146

	Total	2,889

Others
Pisco capacity improvements		729
Software and hardware		338
Injection and blow molds		253
Others		1,217

	Total	2,537

	TOTAL 2004	27,085

Business Overview
Summary

We are a diversified beverage company operating principally in Chile and Argentina. We are the largest brewery in Chile, the second largest brewery in Argentina, the third largest soft drinks producer in Chile, the largest mineral water and bottled nectar producer in Chile, the second largest wine producer in Chile, the largest pisco producer in Chile since March 2005 and also we participate in the confectionery industry in Chile. Our beer and soft drink products include a wide range of proprietary, licensed and imported brands.

In 2004, we had consolidated net sales of Ch$420,638 million, of which 38.8% was accounted for by our beer sales in Chile, 9.5% by our beer sales in Argentina, 28.6% by our soft drinks, nectar and mineral water sales in Chile, 19.5% by wine sales and the remainder by sales of other products.

Beer. We estimate that our share of the Chilean beer market by volume was approximately 88% for 2002, 89% for 2003 and 90% for 2004. Our line of beers in Chile includes a full range of super-premium, premium, medium-priced and popular-priced brands, which are primarily marketed under seven different proprietary brands and one brand extension. Our flagship brand, Cristal, is Chile’s best selling beer, accounting for an estimated 57% of all 2004 beer sales by volume in Chile. We are the only brewery in Chile with a nationwide production and distribution network. In addition, we are the exclusive producer and distributor in Chile of Heineken brand beer, the exclusive distributor in Chile of imported Budweiser brand beer and the exclusive local producer and importer of Paulaner brand beers. We also produce, under license, Austral beer and distribute Kunstmann beer brands.

We entered the Argentine beer market in 1995 by acquiring two breweries and their brands, CICSA and CSF. Additionally, in 1998, we bought the brands and assets of Cervecería Córdoba. Under a joint venture agreement entered into with Anheuser-Busch in 1995, we began importing, selling and distributing Budweiser beer in Argentina in March 1996. We began production and distribution of locally produced Budweiser beer in Argentina in December 1996 as part of our strategy to develop Budweiser as the flagship brand of our Argentine operations. In addition, we are the exclusive producer and distributor in Argentina of Heineken brand beer and the exclusive distributor in Argentina of imported Corona and Guinness beer brands. Currently, we and Anheuser-Busch have 92.1% and 7.9% respective interests in our Argentine subsidiary, CCU Argentina. We estimate that our market share by volume of the Argentine beer market was approximately 13% in 2002, 14% in 2003 and 15% in 2004, according to CICA.

Soft Drinks and Mineral Water. We produce and sell soft drink and mineral water products in Chile, including our proprietary brands and brands produced under license from PepsiCo, Schweppes Holdings Ltd. and Watt’s Alimentos S.A., or Watt’s. We estimate that our Chilean soft drinks market share by volume, not including nectars, was approximately 20% in 2002, 20% in 2003 and 19% in 2004 and that our mineral water market share by volume was 57% in 2002, 56% in 2003 and 57% in 2004, according to our own estimates.

Wine. We entered the Chilean wine industry in 1994 with the acquisition of a 48.4% interest in VSP, Chile’s third largest winery and second largest wine exporter. After making subsequent investments, we currently have a 60.3% interest in VSP. VSP produces and markets a full range of wine products for both the domestic and export markets. We believe that in 2004, VSP’s sales by volume amounted to approximately 18% of total measured domestic industry sales by volume and 15% of Chile’s total wine export sales by volume, excluding bulk wine, according to our own estimates and those of the Wineries of Chile Association. VSP’s main vineyard is located in Molina, 200 kilometers south of Santiago. VSP’s domestic wine products are distributed through our nationwide distribution system with dedicated sales forces in the major cities and its export products are sold in more than 60 different countries through distribution agents.

Pisco. In February 2003, we began the sale of a new product for our beverage portfolio, pisco, under the brand Ruta Norte. Pisco is a grape spirit very popular in Chile that is produced in the northern part of the country and the southern part of Peru. Our pisco is produced in the “Elqui Valley” in the IV Region of Chile and it is sold throughout the country by the beer division sales force. On March 14, 2005 we entered into an association with the second largest pisco producer at that time, Control. This new joint venture was named “Compañía Pisquera de Chile S.A.”, to which the companies contributed principally with assets, commercial brands and – in the case of Control – also some financial liabilities. Currently we own 80% of Compañía Pisquera de Chile and Control owns the remaining 20%. According to ACNielsen numbers, Compañía Pisquera de Chile has 49.6% market share of the Chilean pisco industry. We estimate annual revenues of the Chilean pisco industry in approximately Ch$64,000 million.

Distribution Network. In Chile, we have an extensive and integrated distribution network for the sale and distribution of beer, soft drinks, mineral water, nectars, wine and pisco including a total of 16 owned or leased warehouses, a network of independent transportation companies and a direct sales force of approximately 800 people who sell our products to approximately 93,300 customers throughout Chile.

In Argentina, our sales and distribution network for our beer products consists of five owned or leased warehouses, a direct sales force reaching approximately 15,500 customers plus 12 supermarket chains, and 263 distributors.

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

Our Beer Business in Chile

The Chilean Beer Market. We estimate that annual beer consumption in Chile was 425 million liters in 2004, or approximately 28 liters per capita. The following chart shows our estimates for total and per capita consumption levels for beer in Chile for the years 2000 - 2004:

Year	Total Sales Volume (1)	Per Capita (2)

	(millions of liters)	(liters)

2000	397	27
2001	397	27
2002	398	26
2003	418	27
2004	425	28
____________________________________
(1)	Based on our sales data, competitors’ publicly available information, equity research analyst reports, imports and export data from customs authorities.
(2)	Population estimated in accordance with the national census of April 2002.

We estimate that the total beer market increased approximately 1.6% in terms of volume sold during 2004 as compared to 2003. We believe that this positive growth in the beer market is the result of the actions taken by us since 2001 to increase beer consumption in Chile with new products, new packaging and creating new occasions of consumption and the improvement in Chilean economic conditions.

Virtually all of the beer consumed in Chile is produced by four Chilean manufacturers: us, Cervecería Chile, Cervecería Austral S.A., or Cervecería Austral, and Compañía Cervecera Kunstmann S.A., or Kunstmann, whose principal brands of beer in Chile are Cristal, Becker, Austral and Kunstmann, respectively. According to our estimates, during 2004, we and Cervecería Chile accounted for approximately 90% and 9% of total beer sales in Chile, respectively. In November 2000, we acquired a 50% stake in Cervecería Austral, located in the city of Punta Arenas. This brewery has an annual production capacity of 5 million liters and had less than 1% market share during 2004. In October 2001, Cervecería Austral entered into a license agreement with our subsidiary, Cervecera CCU Chile Limitada, to produce and sell our brand Cristal, and also any other brand, owned by or licensed to Cervecera CCU Chile Limitada in the southern part of Chile. During 2003, Cervecería Austral began the production and sale of our brands Cristal, Escudo and Dorada 6.0. In May 2002, we acquired a 50% stake in Compañía Cervecera Kunstmann S.A., located in the city of Valdivia. This brewery has an annual production capacity of 4.5 million liters and had less than 1% market share during 2004. Due to the high costs of shipping beer to Chile and Chile’s returnable glass bottle system, sales of imported beer are not significant, representing an estimated 1% of total beer industry volume in 2004.

Wholesale and retail beer prices are not regulated in Chile. Wholesale prices are subject to negotiation between the producer and the purchaser. Retailers determine retail prices to the final consumer. We believe that the key factors determining retailers’ prices include: national and/or local price promotions offered by the manufacturer, the nature of product consumption (on-premise or take-out), the type of packaging (returnable or non-returnable), the applicable tax structure, the desired profit margins and the geographical location of the retailer.

Beer Production and Marketing in Chile. The production of beer in Chile is our principal activity, generating net sales of Ch$139,215 million, Ch$153,414 million and Ch$163,280 million or 38.9%, 39.0% and 38.8% of our total net sales in 2002, 2003 and 2004, respectively. Our sales of beer by volume in Chile increased 2.4% in 2004. As a percentage of our total net sales, net sales of beer in Chile have decreased slightly mainly due to the higher increase in consolidated net sales as a consequence of the higher increase in net sales from beer in Argentina.

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
____________________________________
(1)	Produced under license
(2)	Imported
(3)	Distributed under license

Cristal is our principal and best selling beer brand in Chile. Escudo, Chile’s second most popular beer, is targeted to young-adult consumers. Royal Guard is our single, proprietary, super-premium brand. Royal Light is a light beer extension of the Royal Guard line and contains a lower alcohol content. Morenita is a dark beer and Dorada 6.0 is a discount brand with the highest alcohol content in Chile. Lemon Stones is a lemon flavored sweetened beer, with a 2.5% alcohol content. Aysén is a discount brand to compete with cans of low-priced imported beers in the northern part of the country.

In 2004, we did not export beer from Chile. Although we continually explore export opportunities, we do not expect beer exports to be a significant source of sales in the future since our primary focus is on the Chilean domestic market.

On April 28, 2003, we, through our subsidiaries Cervecera CCU Chile Limitada and Compañía Cervecerías Unidas Argentina S.A., and Heineken Brouwerijen B.V. signed license and technical assistance agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina commencing June 18, 2003. These agreements have an initial term of 10 years beginning in June 2003, renewable for subsequent periods of five years. Heineken beer is the leading brand in the super-premium segment, the beer segment with the highest growth in Chile in the last years.

Additionally, we produce, bottle and distribute Paulaner beer under license from Paulaner Brauerei AG, which is controlled by the Schörghuber Group. The current Import and License agreement, executed in 1995, which supersedes all prior agreements, provides us with the exclusive right to produce in Chile super-premium beer under the Paulaner label and distribute in Chile a variety of additional imported Paulaner products. Its term is five years, beginning in May 1995, automatically renewable for successive five-year periods unless otherwise stated by any party. Paulaner is a subsidiary of the Schörghuber Group, until April 2003 one of the two beneficial shareholders of IRSA, our major shareholder. See “Item 7: Major Shareholders and Related Party Transactions.”

In October 1996, we and Anheuser-Busch entered into an agreement granting us the exclusive right to distribute Budweiser beer in Chile. Since then, distribution has been carried out continuously. During 2004, we and Anheuser-Busch entered into a new distribution agreement, with a 12-year term, ending December 2015. See “Item 3: Risk Factors”.

In October 2001, we signed a license agreement with Cervecería Austral S.A. for the production of the Austral brand by our beer division. This agreement has a fourteen-year term, automatically renewable for a seven-year term if certain conditions are fulfilled. This agreement can be extended for an additional seven-year period if both parties express this intention in writing.

In May 2002, we acquired a 50% ownership interest in Compañía Cervecera Kunstmann S.A., a microbrewery located in the southern city of Valdivia, with an annual production capacity of 4.5 million liters. Since June 2003, our beer division began selling Kunstmann nationwide.

Our investment in Cervecería Austral S.A., the production of Austral brand by our beer division, the investment in Compañía Cervecera Kunstmann S.A., plus the production of Heineken beer since June 2003, are part of our strategy to increase our presence in the premium segment of the Chilean beer market.

Our beer products sold in Chile are bottled or packaged in returnable and non-returnable bottles, aluminum cans or stainless steel kegs at our production facilities in the Chilean cities of Santiago, Temuco and Antofagasta. During 2002, 2003 and 2004, we sold our beer products in Chile in the following packaging formats:

Percentage of Total Beer Products Sold

Container	2002	2003	2004

Returnable (1)	75%	74%	72%
Non-Returnable (2)	19%	20%	22%
Returnable Kegs (3)	6%	6%	6%

Total	100%	100%	100%

____________________________________
(1)	Returnable beer containers include glass bottles of various sizes.
(2)	Non-Returnable beer containers include bottles and aluminum cans, both of assorted sizes.
(3)	Returnable kegs are stainless steel containers, which have a capacity of 30 and 50 liters.

We obtain all of our glass bottles and cans from third party suppliers. See “– Raw Materials”.

We directly distribute our beer products throughout Chile to:

  off-premise retail: small and medium sized retail outlets, which in turn sell beer to consumers for take-out consumption;
  on-premise retail: retail establishments such as restaurants, hotels and bars for on-premise consumption;
  wholesalers; and
  supermarket chains.

In 2002, 2003 and 2004, the percentage mix of the above distribution channels for our beer products in Chile was as follows:

Percentage of Total Beer Products Sold

Distribution Channels	2002	2003	2004

Off-premise retail	40%	38%	39%
On-premise retail	18%	18%	19%
Wholesalers	22%	23%	22%
Supermarkets	20%	21%	20%

Total	100%	100%	100%

As of December 31, 2004, we had more than 38,000 customers in Chile for our beer products, none of which accounted for more than 2% of our total beer sales by volume, with the exception of two large supermarket chains that represented a combined total of 9%. During 2004, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains. We do not maintain any long-term contractual arrangements for the sale of beer with any of our customers in Chile.

The following table sets forth our beer sales volume in Chile, by category, during each of the last five years:

Category	2000	2001	2002	2003 (*)	2004

	(in millions of liters)
Super-Premium	11.9	12.0	14.2	21.9	31.5
Premium	244.7	233.7	233.5	302.9	307.1
Special	-	8.2	13.0	8.7	7.4
Medium-Priced	52.9	44.2	67.7	14.7	14.6
Popular-Priced	41.7	47.2	20.9	23.5	20.1
Other Brands	0.5	2.2	0.6	0.0	0.0

Total	351.6	347.5	350.0	371.8	380.7

____________________________________
(*) Escudo beer brand has been classified as a premium beer effective January 2003; previous years were not reclassified. Since 2003, free samples for promotions are considered in sales volume.

The above figures do not include:
  export sales to third parties, which amounted to 0.6, 0.8, 0.2, 0.1 and 0.0 million liters in 2000, 2001, 2002, 2003 and 2004, respectively, or export sales to affiliates, which amounted to 0.3 million liters in 2000. During 2001, 2002, 2003 and 2004, we did not export to affiliates.

The average price, based on December 2004 Chilean pesos, per liter to our customers for beer products in Chile increased from an average of Ch$367 in 2000 to Ch$423 in 2004. The four-year compounded annual growth rate was 3.6% .

Our beer production in 2004 was centralized in the Santiago and Temuco plants in addition to the bottling facility in Antofagasta. The Temuco plant commenced in November 1999, replacing the closed plants of Concepción and Osorno. For a more detailed discussion of our capital expenditure program, see “– History and Development of the Company – Capital Expenditures”.

Raw Materials. The principal raw materials used in our production of beer are malt, rice, water and hops. We obtain our supply of malt from local producers and in the international market. During 2004, we renewed and signed long-term contracts with local producers for approximately 50% of our requirements. The balance for 2005 is expected to continue to be imported, from Canada, France, Argentina and Sweden. During 2004, we received 22,000 tons of malt from Argentina, France and Uruguay, representing 100% of our imports. Rice is obtained from local and international suppliers in spot transactions and/or annual contract agreements. We pre-treat rice in order to ensure that it meets our standards of quality. We import hops mainly pursuant to contracts with international suppliers, in the United States, which permits us to secure supplies for periods of up to four years.

Water is essential in the production of beer. We obtain all of our water from wells located at our plants and/or from public utilities. The water is treated at facilities located at our plants to remove impurities and to adjust the characteristics of the water before it is used in the production process.

We maintain testing facilities at each of our plants and factories where raw materials are tested. Additionally, samples of beer are analyzed at various stages of production to ensure product quality. Samples of Heineken are periodically sent to Holland to verify the consistency and quality of the product.

We generally purchase all of the glass bottles used in packaging our beer from the major national glass supplier in Chile, Cristalerías Chile S.A. under one-year agreements. In addition, other sources, principally in Argentina, can be used when price and delivery terms are favorable. During 2004, all of our requirements for aluminum cans were purchased from a local supplier, Rexam Chile S.A., formerly Latasa Chile S.A., but if price and delivery conditions are favorable, cans can be imported. Our kegs used for draft beer, are purchased from various suppliers outside Chile. We obtain the labels for our beer products principally from local suppliers. Crowns and plastic caps are principally purchased from three suppliers in Chile.

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

During 2004, after production, bottling and packaging, our beer was either stored at one of the three production facilities or transported to a network of 16 warehouses which are located throughout Chile and are either owned or leased by us. Beer products are generally shipped from the region of production to the closest warehouse, allowing us to minimize our transportation and delivery costs. In July 2002, Comercial Patagona Ltda. began selling all of our beer products in the country’s Twelfth Region. Comercial Patagona Ltda. is a subsidiary of Cervecera Austral S.A. that is responsible for the sales and distribution of our products and those of Cervecera Austral in Chile’s extreme south.

During 2004, we had approximately 325 salesmen, responsible for our sales of beer and other products in Chile. This sales force is divided into three categories: one exclusively responsible for sales of beer and pisco, another for sales of beer, pisco and wine, and the other responsible for sales of beer, pisco, wine and soft drink products, all of them through a pre-sell system. As of April 2004, the sales operation of soft drinks in the cities of Iquique, Antofagasta, Calama and Copiapó was transferred from our beer division sales force to ECUSA’s sales force. Therefore, currently our beer division sells soft drink products only in the rural areas of the country, representing approximately 7% of the total soft drink and mineral water sales by volume in Chile.

In 2004, beer represented 89% of the volume sold by our beer division in Chile. The remaining 11% of sales volume was accounted for by soft drinks, mineral water, pisco and wine sales. Our customers make payment for our products either in cash at the time of delivery or in accordance with one of various credit arrangements. Payment on credit sales for beer is generally due 26 days from the date of delivery. Credit sales accounted for 25.4%, 27.1% and 26.0% of our beer sales in Chile in 2002, 2003 and 2004, respectively. Losses on credit sales of beer in Chile have not been significant.

During the last nine years, with the goal of improving customer service and optimizing distribution efficiency in the larger cities, we implemented a distribution software package that enables delivery personnel to automatically generate client dispatch routes. During 2000, we implemented software to optimize truck loading. To decrease distribution costs, we continued the process of consolidating our distribution centers, resulting in fewer and larger warehouses strategically located throughout the country for a more efficient distribution. Moreover, since October 2001, all of the warehouses and transportation companies are managed on a consolidated basis for all our products by our subsidiary Transportes CCU Ltda.

Seasonality. As a result of the seasonality of the beer industry, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth calendar quarters (i.e., those months corresponding to the holidays as well as the summer vacation season in Chile).

The following table shows our annual sales volume of beer in Chile, including exports, by quarter in 2002, 2003 and 2004:

		Sales Volume (millions of liters)	% of Annual Sales Volume
Year	Quarter

2002	1st quarter	108.7	31.0
	2nd quarter	60.7	17.3
	3rd quarter	67.6	19.3
	4th quarter	113.2	32.3

	Total	350.2	100.0

2003	1st quarter	113.0	30.4
	2nd quarter	63.2	17.0
	3rd quarter	74.0	19.9
	4th quarter	121.5	32.7

	Total	371.8	100.0

2004	1st quarter	113.2	29.7
	2nd quarter	64.7	17.0
	3rd quarter	76.2	20.0
	4th quarter	126.7	33.3

	Total	380.7	100.0

Geographical Markets. Our main beer production facility is located in Santiago. Santiago and the surrounding areas (referred to as the Metropolitan Region) account for approximately 40% of the population of Chile and accounted for approximately 38% of our beer sales by volume in 2004. We also have one additional beer production facility (Temuco) and one additional bottling facility (Antofagasta) located outside the Santiago metropolitan area. Virtually all of our brands are distributed to customers located within the geographic areas of the corresponding production facilities.

Competition. Our principal competitor in the beer business is Cervecería Chile (a subsidiary of Quilmes of Argentina), which commenced operations in Chile during the second half of 1991, resulting in a loss of market share for us. Nevertheless, since our market share low of 86% in 1994 and 1995, we have regained market presence. In 2004, we had 90% market share.

Our estimated share of the Chilean beer market over the last five years is as follows:

Our Chilean Market Share for Beer
Year	Estimated Market Share

2000	89%
2001	88%
2002	88%
2003	89%
2004	90%

Our competitor, Cervecería Chile has one production facility located in Santiago and distributes its products throughout the country. Cervecería Chile uses third party distributors in Regions I and II in the north, and in Region X in the south. We estimate that the sales of Cervecería Chile’s brands of beer by volume accounted for approximately 10% of total beer sales in 2003 and 9% in 2004. In 2004, we estimate that Cervecería Chile had an annual production capacity of approximately 78 million liters which represents approximately 12% of our annual nominal production capacity in Chile.

Due to the high cost of shipping beer to Chile and the competitive advantage inherent to domestic producers as a result of Chile’s returnable glass bottle system, imported beer is not a significant component of the Chilean beer market. We estimate that imports accounted for approximately 1% of total beer sales by volume during 2004.

Although there are currently no significant legal or regulatory barriers to entering the Chilean beer market, substantial investment would be required to establish or acquire production and distribution facilities and bottles for use in Chile’s proprietary returnable bottling system, and to establish a critical mass in sales volumes. Nevertheless, if long-term economic conditions in Chile continue to be favorable, other enterprises may be expected to attempt to enter the Chilean beer market. In addition, our beer brands in Chile may face increased competition from other alcoholic beverages such as wine and spirits, as well as from non-alcoholic beverages such as soft drinks.

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

In December 1995, we entered into a joint venture agreement pursuant to which Anheuser-Busch acquired a 4.4% interest in CCU Argentina. The agreement involved two kinds of contracts: an investment and a licensing contract. Under the investment contract, Anheuser-Busch maintains an option, which expires in 2005, to increase its interest in CCU Argentina to 20%. The licensing contract has a duration of 20 years and grants CCU Argentina the exclusive right to produce, package, market, sell and distribute Budweiser beer in Argentina. In June 2005, after the last capital expansion, Anheuser-Busch reduced its interest in CCU Argentina to 7.9% and we increased our participation to 92.1% . See “Item 3: Risk Factors”.

Between 1996 and 1999, we and Anheuser-Busch invested approximately US$189 million and US$23 million in CCU Argentina, respectively. Among other things, this capital was used to prepay debt incurred to acquire the initial stake in CICSA and CSF, increase CCU Argentina’s stake in these subsidiaries, increase plant capacity, purchase land in Zárate (a region close to Buenos Aires), purchase the brands and assets of Cervecería Córdoba, reduce short term debt and buy a canning line for the Santa Fe plant.

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

The Argentine Beer Market. The Argentine beer market is estimated by us to be more than three times the size of Chile’s. Traditionally, beer and wine have been the principal alcoholic beverages consumed in the country. We estimate that annual beer consumption in Argentina was 1,333 million liters, or approximately 35 liters per capita in 2004.

The table below sets forth our estimates of beer consumption in Argentina during each of the last five years:

	Volume	Per Capita (*)
Year	(in millions of liters)	(liters)

2000	1,231	33
2001	1,233	33
2002	1,221	33
2003	1,292	34
2004	1,333	35
____________________________________
(*) Population estimated based on Argentina’s national census of 2001.

We estimate that total beer consumption in Argentina increased at a four-year compounded annual growth rate of 2.0% between 2000 and 2004. During 2004, the Argentine beer market increased 3.1%, explained by a recovery in consumption and an increase in consumer confidence.

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

Beer Production and Marketing in Argentina. Our production of beer in Argentina generated net sales of Ch$25,758 million, Ch$32,365 million and Ch$40,139 million representing 7.2%, 8.2% and 9.5% of our total net sales in 2002, 2003 and 2004, respectively. The low net sales in 2002 were the result of the devaluation of the Argentine peso when converted to Chilean pesos. The increases in 2003 and 2004 were the result of higher prices and volumes, as a consequence of a better economic environment in Argentina.

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
____________________________________
(1)	Produced under license
(2)	Imported

Schneider is our principal proprietary brand in Argentina, accounting for 43% of our Argentine sales volume in 2004. We began local production of Budweiser brand beer in December 1996. Budweiser beer represented 23% of our Argentine sales volume in 2004. Since February 2002, our Budweiser one-liter returnable bottle, the main format in the market, has been priced at the same level as the leading brand in the market. In June 2003, we began selling locally produced Heineken beer. Our Schneider brand is sold in three varieties, regular lager, dark and Schneider Fuerte 6.0°, a brand extension with 6.0% of alcohol; the Salta brand is sold in regular lager and dark varieties, and the Santa Fe brand is sold only in regular lager variety. The Córdoba brand is sold only as a regular lager. During 1997, we began to import Guinness beer from Ireland, making Argentina one of the two countries in South America where Guinness draught is sold. During 2001, we began to import Corona beer from Mexico. During 2004, we exported 5.2 million liters of beer from Argentina, representing 2.5% of CCU Argentina’s beer sales volume.

Our beer products are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans, or stainless steel kegs at our production facilities. During 2002, 2003 and 2004, we sold our beer products in Argentina in the following packaging formats:

Percentage of Total Beer Products Sold

Container	2002	2003	2004

Returnable (1)	92%	94%	92%
Non-Returnable (2)	7%	5%	6%
Returnable Kegs (3)	2%	2%	2%

Total	100%	100%	100%

____________________________________
(1)	Returnable beer containers include glass bottles of various sizes.
(2)	Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.
(3)	Returnable kegs refer to stainless steel containers, which have capacities of either 30 or 50 liters.

We obtain all of our glass bottles from third-party suppliers located in Argentina, and stainless steel kegs from third-party suppliers in Germany.

In Argentina, though most beer is sold to wholesalers, we also sell our products to retailers and supermarket chains. In 2002, 2003 and 2004, the percentage mix of the above distribution channels for our beer products in Argentina was as follows:

Percentage of Total Beer Products Sold

Distribution Channels	2002	2003	2004

Wholesalers	75%	75%	79%
Retailers	15%	15%	12%
Supermarkets	10%	10%	10%

Total	100%	100%	100%

In 2004, we sold to approximately 15,800 customers in Argentina, none of which individually accounted for more than 3% of our total beer sales by volume, with the exception of one large distributor that represented 7%.

The following table sets forth our beer sales volume in Argentina by category during each of the last five years:

Category	2000	2001	2002(*)	2003	2004

	(in millions of liters)

Super-premium	36.1	32.7	0.4	9.4	20.3
Premium	36.7	34.2	69.2	77.5	80.5
Medium-priced	71.0	70.2	78.1	91.8	103.0
Popular-priced	10.6	9.9	9.3	6.6	1.1

Total	154.4	147.1	156.9	185.3	204.9

____________________________________
(*)	Budweiser’s one liter returnable bottle has been priced at the same level as the mainstream brand, effective February 2002, moving from the super-premium to the premium category.

The average price, based on December 2004 Chilean pesos, to our customers for our beer products in Argentina has decreased at a four-year compounded annual rate of 12.8%, from Ch$325 per liter in 2000 to Ch$188 per liter in 2004, due to the effect of the Argentine peso’s devaluation.

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

On April 28, 2003, CCU Argentina and Heineken Brouwerijen B.V., a subsidiary of Heineken International B.V., signed license and technical assistance agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Argentina commencing June 18, 2003. These agreements have an initial term of 10 years beginning in June 2003, renewable for subsequent periods of five years. Heineken beer is the leading brand in the super-premium segment in Argentina.

Raw Materials. The principal raw materials used in the production of our beer products in Argentina are malt, corn syrup, rice, water and hops. During 2004, we continued obtaining malt and rice from regional suppliers, benefiting from lower costs as compared to imported materials. We obtain rice from suppliers in Uruguay and malt from suppliers in Argentina and Chile.

Other raw materials are obtained from local and international suppliers in spot transactions and/or annual contracts. All purchased raw materials are tested in order to ensure that they meet our standards of quality.

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

We generally purchase all of our glass bottles from the major national glass supplier in Argentina, Rigolleau/Cattorini. Other sources, principally in Brazil, can be used when price and delivery terms are favorable. During 2004, all of our requirements for aluminum cans were purchased from two local suppliers, Aluplata S.A. and Rexam Argentina S.A., but if price and delivery conditions are favorable, cans can be imported. Kegs used for draft beer are purchased from various suppliers in Germany. Plastic storage and carrying crates, as well as the labels for beer products and crowns, are obtained from local and international suppliers.

Prices of principal raw materials used in beer production in Argentina have not been volatile in dollar terms. However, from time to time, prices of agricultural products vary depending on demand and supply factors.

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

Sales, Transportation and Distribution. After production, bottling and packaging, our beer is either stored at the production facilities or transported to a network of three warehouses leased or owned by us. Beer products are generally shipped to those warehouses, which are located within the region in which the beer products are sold.

Most of our beer in Argentina is sold and distributed through third party sales and distribution chains in the regions surrounding the cities of Santa Fe, Salta, Córdoba and Buenos Aires. During the last years, we reduced the number of our distributors and replaced some of them by larger ones, among which there are currently three Coca-Cola bottlers, one in the south, another one in the north and the third one in the northeastern region of Argentina. As of December 31, 2004, we had a direct sales force which sold our beer products to approximately 15,500 customers within the Salta, Santa Fe, Córdoba, Rosario, the Federal Capital and its outlying metropolitan area, in addition to 12 supermarket chains throughout the country.

Our Argentine beer customers either make payments for our products in cash at the time of delivery or through one of our various credit arrangements. Payment on credit sales is currently due 7 days from the date of delivery to wholesalers, and an average of 60 days of delivery to supermarkets. Credit sales accounted for 80%, 74% and 84% of our beer sales in Argentina in 2002, 2003 and 2004, respectively. Losses on credit sales of beer in Argentina have not been significant.

Seasonality. As a result of the seasonality of the beer industry, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth quarters (i.e., those months corresponding to the summer and holiday seasons in Argentina).

The following table shows the annual sales volume of beer in Argentina, including exports, during each quarter in 2002, 2003 and 2004:

Year	Quarter	Sales Volume	% of Annual

		(millions of liters)	Sales Volume

2002	1st quarter	41.8	26.1
	2nd quarter	26.2	16.3
	3rd quarter	32.4	20.2
	4th quarter	60.0	37.4

	Total	160.4	100.0

2003	1st quarter	53.3	28.0
	2nd quarter	32.6	17.1
	3rd quarter	38.7	20.3
	4th quarter	65.7	34.5

	Total	190.4	100.0

2004	1st quarter	61.8	29.4
	2nd quarter	35.3	16.8
	3rd quarter	43.5	20.7
	4th quarter	69.5	33.1

	Total	210.1	100.0

Geographical Markets. Our beer production facilities in Argentina are located in Santa Fe and Salta. Santa Fe and its surrounding areas account for approximately 8.3% of the population of Argentina and for approximately 20.8% of total beer sales of CCU Argentina by volume in 2004. The region surrounding and including the cities of Salta and Jujuy account for approximately 4.7% of the population of Argentina and for approximately 9.5% of total beer sales of CCU Argentina by volume in 2004. The region surrounding and including the city of Córdoba accounts for approximately 8.5% of the Argentine population and represents approximately 13.7% of CCU Argentina’s sales by volume. Lastly, the province of Buenos Aires accounts for approximately 45.8% of the population of Argentina and for approximately 25.9% of total beer sales of CCU Argentina by volume in 2004.

Competition. Since 2003, after the agreement between Quilmes and AmBev, the Argentine beer market consisted of four brewing groups: AmBev-Quilmes, us, Warsteiner and Galicia. The principal brands of these companies are Quilmes, Schneider, Isenbeck and San Carlos, respectively. According to the information made public by our competitors and our estimates for Isenbeck, the different brewing groups had the following market shares in 2004: AmBev-Quilmes, 78%; us, 15%; Warsteiner, 7%; and Galicia, less than 1%.

The following table shows our market share in the Argentine market over the past five years:

Our Argentine Market Share for Beer

Year	Estimated Market Share

2000	13%
2001	12%
2002	13%
2003	14%
2004	15%
________________
Source: CICA

Quilmes, the beer market leader in Argentina and our principal competitor, also has beer operations in Chile, Paraguay, Uruguay and Bolivia. In February 1997, Quilmes purchased Bieckert in Argentina, and, as a result of that acquisition, increased its production capacity by approximately 170 million liters, increasing its market share by an estimated 4.9% . As of December 31, 2004, Quilmes had five breweries in Argentina with an estimated total annual production capacity of 1.9 billion liters. Quilmes’ large size enables it to benefit from economies of scale in the production and distribution of beer throughout Argentina.

We estimated that Quilmes’ average market share in 2004 decreased to 78% (including Bieckert and Brahma) from 82% market share in late 1994. At that time, Companhia Cervejaria Brahma, one of the two largest beer producers in Brazil, commenced production at its new brewery in Luján, near Buenos Aires. In addition, Warsteiner, a large German brewer, commenced production at its new brewery in Zárate, also near Buenos Aires. The annual production capacity for these breweries is estimated to be approximately 264 million liters and 138 million liters, respectively. Prior to commencing production in Argentina, Companhia Cervejaria Brahma and Warsteiner competed in the Argentine market with imported beer. The other competitor, Galicia, has one plant with a total annual capacity of approximately 17 million liters. In July 1999, the merger of Companhia Cervejaria Brahma and Companhia Antarctica Paulista was announced, creating AmBev. This merger was finally approved in March 2000, creating one of the largest beverage producers in the world.

More recently, in May 2002, AmBev and Quilmes announced that pursuant to an agreement between both parties, AmBev would transfer all of its beer assets in Argentina, Bolivia, Paraguay and Uruguay to Quilmes in exchange for 26.4 million new B shares of Quilmes. Additionally, according to the announcement AmBev would purchase from the controlling shareholders of Quilmes 230.92 million class A shares for US$346.4 million. Also the agreement stipulates that AmBev can purchase at the end of a seven-year period the remaining Quilmes shares owned by the current controlling group, the Bemberg family, with AmBev shares. The Bemberg family has the option to sell to AmBev their remaining class A shares during a period beginning with the end of the first year and ending with the seventh year after the agreement was announced. This transaction was approved by the Argentine antitrust authorities on January 13, 2003, subject to the condition that AmBev and Quilmes divest themselves of certain brands and the AmBev plant in Luján, near Buenos Aires, to a company currently not present in the Argentine beer market. On February 14, 2003, through our subsidiary CICSA, we filed a complaint before the Argentine federal courts in order to be eligible to participate in the acquisition of these assets. As of the date of this annual report, this case was in the Argentinean Supreme Court of Justice and its ruling was still pending. On March 3, 2004, AmBev and Interbrew announced an agreement to merge the two companies, creating the world’s largest brewer under the name InBev. This merge was closed in August 2004. Consolidation in the beer industry has resulted in larger and more competitive participants, which could change the current market conditions under which we operate.

Due to the high cost of shipping beer to Argentina and the competitive advantage inherent to domestic producers as a result of Argentina’s returnable glass bottle system, we estimate that imported beer sales accounted for less than 1% of the total sales volume in 2004.

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

Our Soft Drinks and Mineral Water Business

Overview. We have produced and sold soft drinks in Chile since 1916. Prior to November 1994, we independently produced, bottled and distributed carbonated and non-carbonated soft drinks in Chile. Our line of soft drink products included our own proprietary brands, in addition to brands produced under license from Cadbury Schweppes plc. (currently Crush, Crush Light, Canada Dry Agua Tónica, Canada Dry Agua Tónica Light, Canada Dry Ginger Ale, Canada Dry Ginger Ale Light and Canada Dry Limón Soda). Under a similar licensing arrangement with Watt’s, a local fruit related product company, we have bottled and distributed Watt’s nectar products in Chile since 1987. In addition, under our two proprietary brand names, Cachantun and Porvenir, we bottled and nationally distributed mineral water from our own two natural sources located within the central region of Chile.

In November 1994, we merged our soft drink and mineral water businesses with the one owned by BAESA in Chile (PepsiCo’s bottler at that time) creating ECUSA for the production, bottling, distribution and marketing of soft drink and mineral water products in Chile. Therefore, we began producing PepsiCo brands under license (currently Pepsi, Pepsi Light, Pepsi Twist, Pepsi Twist Light, Seven Up, Seven Up Light, Mirinda and Gatorade). On November 29, 1999, we purchased 45% of ECUSA’s shares owned by BAESA for approximately Ch$43,745 million. Since that date, we have owned 100% of ECUSA’s shares. However, we have had control of ECUSA since January 1998 after the shareholders agreement was amended. In January 2001, ECUSA and Schweppes Holdings Ltd. signed an agreement to continue bottling Crush and Canada Dry brands. See “– Our Soft Drinks, Mineral Water and Nectar Production and Marketing in Chile”.

The Chilean Soft Drinks and Mineral Water Market. Commercial soft drink production was first established in Chile by us in 1902, and mineral water production began in 1960. In 2004, we estimate that annual carbonated soft drinks consumption in Chile was 1,667 million liters or approximately 108 liters per capita. We estimate that consumption of fruit nectars and 100% natural fruit juices was 131 million liters or approximately 9 liters per capita, in 2004. We also estimate that consumption of mineral water, including both carbonated and non-carbonated, was 137 million liters or approximately 9 liters per capita, in 2004.

The table below sets forth our estimates of total and per capita carbonated soft drinks, fruit nectars and mineral water sales in Chile during each of the last five years:

Carbonated Soft Drink and Mineral Water Sales

	Volume (1)				Liters Per Capita (2)

	(millions of liters)
			Mineral				Mineral
Year	Soft Drinks	Nectars (3)	Water	Total	Soft Drinks	Nectars (3)	Water	Total

2000	1,432	115	124	1,671	97	8	8	113
2001	1,484	113	127	1,725	99	8	9	115
2002	1,535	112	130	1,777	102	7	9	118
2003	1,606	122	135	1,863	105	8	9	122
2004	1,667	131	137	1,935	108	9	9	125

____________________________________
(1)	Based on our sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER.
(2)	Population estimated in accordance with the national census of April 2002.
(3)	Considers fruit nectars and 100% natural fruit juices.

The soft drink market in Chile consists of both carbonated and non-carbonated beverages. The principal types of carbonated beverages are colas and non-colas. The principal non-carbonated beverages are fruit nectars and fruit juices, which are estimated to have accounted for approximately 13% of our total soft drink sales by revenues in 2004.

The following table sets forth our estimates as to the percentage of total carbonated soft drinks production in Chile, represented by each of the two principal categories of carbonated soft drinks during the last three years:

Type	2002	2003	2004

Colas	58%	58%	58%
Non-colas	42%	42%	42%

Total	100%	100%	100%

Since the creation of the ECUSA joint venture in November 1994, the two main soft drinks producer groups in Chile have been (i) the licensees of The Coca-Cola Company (consisting of three companies with 13 bottling plants) and (ii) us. Since August 1998, private labels have had an increasing participation in the industry, representing 4% of the total soft drink sales in Chile in 2004. Distribution of these brands is concentrated in the supermarket channel where they constituted a 14% market share in 2004. Additionally, discount brand producers have entered the market and represented 7% of the soft drinks market in 2004. Due to the strong presence of local producers, the high cost of transportation and the existing returnable bottle system that accounts for a large portion of soft drink sales volume, we believe that there is no significant market for imported soft drinks in Chile, which were estimated to represent less than 1% of all soft drinks sales by volume in 2004.

The mineral water market in Chile is comprised of both carbonated and non-carbonated water. As with the soft drink market, approximately 95% of all mineral water in Chile is processed and marketed by two entities, us and Vital S.A., a subsidiary of Embotelladora Andina S.A., one of The Coca-Cola Company licensees in Chile. Our mineral water products have been produced by ECUSA since November 1994.

Wholesale and retail prices of both soft drinks and mineral water products are not regulated in Chile. We believe that the key factors determining retailers’ prices include any national and/or local price promotions offered by the manufacturer, the nature of product consumption (on-premise or take-out), the type of product packaging (returnable or non-returnable), the applicable tax structure, the desired profit margins and the geographical location of the retailer.

Our Soft Drinks, Mineral Water and Nectar Production and Marketing in Chile. Our soft drinks, nectar and mineral water production and marketing in Chile generated net sales of Ch$114,699 million, Ch$118,179 million and Ch$120,375 million, or 32.0%, 30.0% and 28.6% of our total net sales, in 2002, 2003 and 2004, respectively.

The following table shows the soft drink and mineral water brands produced and/or sold by us through ECUSA:

Brand	Product	Category	Affiliation

Bilz	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Bilz Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem Piña	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem Xtreme	Soft Drink	Functional	CCU Proprietary
Nobis	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Canada Dry Ginger Ale	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Ginger Ale Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Agua Tónica	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Agua Tónica Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Limón Soda	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Crush	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Crush Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Pepsi	Soft Drink	Cola Licensed	PepsiCo
Pepsi Light	Soft Drink	Cola Licensed	PepsiCo
Pepsi Twist	Soft Drink	Cola Licensed	PepsiCo
Pepsi Twist Light	Soft Drink	Cola Licensed	PepsiCo
Seven-Up	Soft Drink	Non-Cola Licensed	PepsiCo
Seven-Up Light	Soft Drink	Non-Cola Licensed	PepsiCo
Mirinda	Soft Drink	Non-Cola Licensed	PepsiCo
Gatorade	Isotonic	Functional	PepsiCo
Watt’s	Nectars	Licensed	Watt’s
Watt’s Light	Nectars	Licensed	Watt’s
Cachantun	Mineral Water	Proprietary	CCU Proprietary
Cachantun O2	Mineral Water	Functional	CCU Proprietary
Porvenir	Mineral Water	Proprietary	CCU Proprietary
Glacier	Purified Water	Proprietary	CCU Proprietary

In 1994, ECUSA and Cadbury Schweppes plc, or Cadbury Schweppes, the latter through its subsidiaries CS Beverages Ltd. and Canada Dry Corporation Ltd., entered into license agreements for all Cadbury Schweppes products.

On December 11, 1998, The Coca-Cola Company, or TCCC, announced an agreement with Cadbury Schweppes to acquire certain of the latter's international beverage brands, including those licensed to ECUSA, and in August 1999 the agreement was reported to have been consummated.

In September 2000, after more than a year’s litigation, both in Chile (suits at civil courts and antitrust authorities) and England (arbitration under ICC rules), ECUSA and TCCC reached an agreement superseding ECUSA’s previous license contracts with CS Beverages Ltd. and Canada Dry Corporation Ltd.

The new agreement, referred to as the “Bottler Contract”, was executed between ECUSA and Schweppes Holdings Ltd., concerning the Crush and Canada Dry brands, and was approved by the Chilean antitrust commission, thus putting an end to the proceeding regarding the Cadbury Schweppes brands issue and dismissing all complaints filed in consideration of the agreement.

The “Bottler Contract” is valid as from January 2, 2001, with an initial ten-year term, renewable for consecutive five-year periods provided that certain conditions are fulfilled.

In January 1998, ECUSA signed new exclusive bottling appointments with PepsiCo, Inc. and its subsidiary Seven-Up International, respectively, authorizing ECUSA to produce, sell and distribute Pepsi products in Chile. On November 15, 1999, the term of the contracts were extended to December 31, 2009. After that date it is automatically renewed for successive five-year periods, unless otherwise stated by any party to the contract.

In June 2002, an exclusive bottling appointment was executed between ECUSA and Stokely Van-Camp, Inc., a subsidiary of PepsiCo, Inc., authorizing ECUSA to bottle, sell and distribute Gatorade products in Chile, for an initial term ending on December 31, 2009. After that date, it is automatically renewed for successive five-year periods, unless otherwise stated by any party to the contract. As of August 2002, we began the import, sale and distribution of Gatorade, the world’s number one isotonic drink.

In addition, ECUSA has been granted the exclusive license to produce and distribute our proprietary brands Bilz, Pap and Kem. This license agreement had an initial ten-year term commencing November 1994, and is automatically renewable for six additional five-year periods. The license agreement was renewed in 2004.

The license agreement for nectar products with Watt’s, which grants us exclusive production rights, was first signed in June 1987 and originally had a 33-year term. In February 1999, a new license agreement was signed allowing us to produce new flavors and bottle Watt’s nectars in non-returnable packaging (wide mouth glass and plastic bottles). A new license agreement between us and Watt’s was signed in July 2004. This new contract provides us with a ten-year license renewable automatically for three consecutive periods of three years if the conditions set forth in the contract are fulfilled at the date of renewal.

In October 1994, ECUSA, at that time a 55%-owned subsidiary of us, entered into two license agreements with Aguas Minerales Cachantun S.A. and Agua Mineral Porvenir S.A.I., respectively, for the use of the natural sources of mineral water and the Cachantun and Porvenir brand names. These agreements were amended in November 1994 and had an initial ten-year term, and are automatically renewable for six additional five-year periods. The license agreements were renewed in 2004.

On June 14, 2001, ECUSA and Life O2 Beverages LLP entered into an exclusive technology and trademark license agreement for the production, sale and distribution of water products with high concentrations of oxygen. The agreement has an initial term of five years as from June 2001, renewable for one-year periods, unless otherwise stated by any party in writing.

In June 2003, we entered into the purified water business with our proprietary brand Glacier, increasing our water selection and reaching a larger amount of population with a more affordable product.

In October 2004, we relaunched Nobis, a traditional proprietary soft drink brand, to be used strategically against discount brands.

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

During 2002, 2003 and 2004, we sold our soft drink and mineral water products in the following packaging formats:

	Soft Drinks and Nectars			Mineral Water

Container	2002	2003	2004	2002	2003	2004

Returnable (1)	56%	49%	44%	11%	10%	10%
Non-Returnable (2)	42%	49%	53%	89%	90%	90%
“Post-Mix” (3)	2%	2%	2%	-	-	-

Total	100%	100%	100%	100%	100%	100%

____________________________________
(1)	Returnable soft drink containers include both glass and plastic bottles of assorted sizes. Returnable mineral water containers include glass bottles of assorted sizes and returnable 19-liter jugs.
(2)	Non-returnable soft drink containers include glass and plastic bottles, and aluminum cans of assorted sizes. Non- returnable mineral water containers include plastic bottles of assorted sizes.
(3)	Post-mix cylinders are sold specifically to on-premise locations for fountain machines.

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
  wholesalers; and
  supermarket chains.

In 2002, 2003 and 2004, the percentage mix of the above distribution channels for our soft drinks and mineral water products in Chile was as follows:

	Percentage of Total Soft Drinks and
	Mineral Water Products Sold

Distribution Channels	2002	2003	2004

Off-premise retail	52%	50%	49%
On-premise retail	9%	9%	8%
Wholesalers	10%	10%	10%
Supermarkets	29%	31%	33%

Total	100%	100%	100%

During 2004, we had no single customer that accounted for more than 2% of our sales by volume, with the exception of two large supermarket chains that represented a combined total of 17%. During 2004, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains. We do not maintain any long-term contractual arrangements for the sale of soft drinks and/or mineral water with any of our customers.

The following table shows the sales volume of our soft drinks and mineral water by category during each of the last three years:

Category	2002	2003	2004

	(millions of liters)
Colas
Licensed	53.0	53.4	54.0
Non-colas
Proprietary	163.5	158.8	156.6
Licensed	94.7	106.2	112.2
Nectars	28.2	34.0	38.3

Soft Drinks Total	339.4	352.5	361.1

Mineral Waters
Cachantun	71.2	71.4	74.8
Porvenir	3.0	4.2	3.9
Purified Water	0.0	0.5	2.6

Total Waters	74.2	76.1	81.3

Total	413.7	428.6	442.4

The following table shows the sales volume of our soft drinks by affiliation during each of the last three years:

Affiliation	2002	2003	2004

	(millions of liters)

Proprietary	163.5	158.8	156.6
Schweppes	84.1	96.2	100.9
PepsiCo	63.6	63.4	65.3
Watt’s	28.2	34.0	38.3

Total	339.4	352.5	361.1

The average price, based on December 2004 Chilean pesos, per liter to our customers for soft drink products increased from an average of Ch$273 in 2000 to Ch$283 in 2004. The four-year compounded annual growth rate increased 1.0% . For mineral water products, the average price, based on December 2004 Chilean pesos, per liter increased from an average of Ch$216 in 2000 to Ch$219 in 2004 and experienced a four-year compounded annual growth rate of 0.3% .

Raw Materials. The principal raw materials used in the production of soft drinks are water, sugar, flavoring concentrates and in the case of carbonated products, carbon dioxide gas. We generally purchase our sugar requirements from Empresas Iansa S.A., the sole producer of sugar in Chile, and from imports. We purchase flavoring concentrates for our licensed soft drinks brands from the respective licensing companies. See “– Our Soft Drinks and Mineral Water Production and Marketing in Chile”. Flavoring concentrates for our proprietary brands are purchased from third party suppliers in Chile and Germany, which manufacture the concentrates under contract with us. We obtain carbon dioxide gas from local suppliers in Chile.

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

We generally purchase all of the glass bottles used in packaging soft drinks and mineral water from the major supplier in Chile, Cristalerías Chile. Other sources, principally in Argentina, Peru and Colombia, can be used when price and delivery terms are favorable; however, no significant purchases were made in either of these countries during 2004. While aluminum cans used in packaging our soft drinks are generally purchased from a local supplier, we manufacture most of our own plastic returnable and non-returnable bottles from imported polyethylene terephthalate, or PET, resins from various suppliers. See “– Our Other Businesses”. We obtain the labels for our soft drinks and water products principally from local suppliers. Crowns and plastic caps are principally purchased from two suppliers in Chile.

Prices of principal raw materials used in soft drink production in Chile are tied to the U.S. dollar and have not been volatile, except for PET resins that depend on oil prices as well as market factors.

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

Sales, Transportation and Distribution in Chile. Since April 2004, ECUSA manages its own sales force that is directly responsible for the exclusive servicing of soft drinks and water clients in all the cities of Chile. In October 1999, ECUSA began delivering its products in Concepción through our logistic division (currently, Transportes CCU Ltda.) while keeping its sales force separated. Due to its success, this system was implemented in Valparaíso and Viña del Mar since July 2000 and in Santiago since October 2001, through Transportes CCU Ltda., the entity in charge of delivering all of our products throughout Chile. The ECUSA sales force of 417 salesmen as of December 2004, directly sells to approximately 76,600 customers, accounting for 92.4% of our total soft drink and mineral water sales by volume in Chile in 2004. The area served by ECUSA accounts for approximately 83% of the Chilean population. In the rural areas of the country, ECUSA has contracted the sales services of our beer division, which sells soft drinks and mineral water products in connection with the sales of our beer and wine products. Such sales accounted for the remaining 7.6% of our total soft drinks and mineral water sales by volume in Chile in 2004.

Our Chilean soft drinks and mineral water customers make payments for our products either in cash at the time of delivery or in accordance with one of our various credit arrangements. Payment on credit sales is generally due 30 days from the date of delivery. Credit sales accounted for 35.8% and 41.7% of ECUSA’s soft drink and mineral water sales to third parties in Chile in 2003 and 2004, respectively. Losses on credit sales of soft drinks and mineral water in Chile have not been significant.

Seasonality in Chile. Due to the seasonality of sales for both soft drinks and mineral water products, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth calendar quarters (i.e., those months corresponding to holidays and summer vacation season in Chile).

The following table shows our annual sales volume of soft drinks and mineral water by quarter for the last three years:

		Soft Drinks & Mineral Water

			% of Annual
Year	Quarter	Sales Volume	Sales Volume

		(million liters)

2002	1st quarter	115.2	27.9
	2nd quarter	81.7	19.7
	3rd quarter	90.9	22.0
	4th quarter	125.8	30.4

	Total	413.7	100.0

2003	1st quarter	114.2	26.6
	2nd quarter	84.0	19.6
	3rd quarter	95.2	22.2
	4th quarter	135.2	31.5

	Total	428.6	100.0

2004	1st quarter	120.2	27.2
	2nd quarter	86.8	19.6
	3rd quarter	99.0	22.4
	4th quarter	136.4	30.8

	Total	442.4	100.0

Competition in Chile. Our principal competitors in the soft drink business are companies, which produce, bottle and distribute soft drinks in Chile under licenses from The Coca-Cola Company and its affiliates. The Coca-Cola Company’s products are produced, bottled and distributed in Chile through three separate licensees which market soft drinks under the Coca-Cola, Coca-Cola Light, Coca-Cola Light Limón, Fanta, Fanta Light, Sprite, Sprite Zero, Quatro, Nordic Mist, Taí, Andina nectars and juices, and

Kapo juice brand names. According to store audits conducted by Nielsen, Coca-Cola and related brands accounted for approximately 66% of total carbonated soft drink volume sales in 2004. However, calculations made by us are higher than the Nielsen estimates. During 1998, a few supermarket chains began selling soft drinks products under private labels. Additionally, discount brand producers entered the market and represented, along with private labels, approximately 12% of the soft drink market in 2004 according to Nielsen. However, calculations made by us are lower than the Nielsen estimates. Even though these brands are not a significant portion of the industry, they are expected to increase their presence in the future.

Since the formation of ECUSA, our market share has decreased as a consequence of increasing marketing activity on the part of our competitors and the entrance of private labels and discount brand producers to the market. During 2004, our market share was approximately 19%.

Our market share for our soft drink products over the last five years is presented in the following table based on store audits conducted by Nielsen and our own estimates. These Nielsen results are, for each year, higher than our own estimates.

	Our Chilean Soft Drink Market Share

Year	Nielsen	Company Estimates (*)

2000	25%	22%
2001	24%	21%
2002	23%	20%
2003	23%	20%
2004	22%	19%
____________________________________
(*)	Based on our sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER.

Our domestic competitors in the soft drinks business have benefited from both internationally recognized brand labels (especially with regard to the Coca-Cola product line) and a large number of local bottling companies distributing their products throughout Chile. As a result of the formation of ECUSA, we also similarly benefited from the internationally recognized Pepsi brand as well as our previous competitive strengths, which include a portfolio of nationally well known brands and a nationwide distribution system. Additionally, during 2002, we launched Bilz Light, Pap Light, Agua Tónica Light and Gatorade, the world’s number one isotonic drink. Gatorade is classified as a functional product, since in addition to refreshing, it hydrates the body and replenishes mineral salts lost during sports or other physical activities. During January 2003, we launched Pepsi Twist and Pepsi Twist Light. In April 2003, we introduced to the market Kem Xtreme, a soft drink with a high level of caffeine, that also is considered a functional product because it gives more energy. In September 2004, we launched Canada Dry Ginger Ale Light, and in October we re-launched Nobis, a traditional proprietary soft drink brand, to be used strategically against discount brands.

Given the high percentage of soft drink sales volume in returnable containers coupled with the high cost of transportation to Chile, the market for imported soft drinks in Chile is not significant and accounted for less than 1% of total sales by volume in 2004. While there are no legal barriers to entry, we believe that the existing returnable bottle system and high transportation costs may continue to deter potential competitors from exporting soft drinks to Chile.

Fruit nectars under the trade name “Watt’s”, a segment of our soft drink business, face competition from other liquid and powdered juices, which are provided by a variety of local companies. After just four years from the re-launch of Watt’s nectar, we have attained our third year as market leader in the bottled category of nectars and 100% fruit juices, with a market share of 52% during 2004, according to Nielsen.

Our main competitor in the mineral water business is Vital S.A. (a subsidiary of Embotelladora Andina S.A., one of The Coca-Cola Company licensees in Chile). We estimate that our sales of Cachantun and Porvenir brand mineral waters accounted for approximately 57%, while those of Vital S.A. products accounted for approximately 38% of total mineral water sales by volume in 2004. Small domestic bottlers, private labels, as well as imported mineral water products, comprise the remaining 5% sales volume.

The following chart shows estimates of our mineral water market share for the last five years based on store audits conducted by Nielsen and our own estimates. These Nielsen results are, for each year, higher than our own estimates.

	Our Chilean Mineral Water Market Share

Year	Nielsen	Company Estimates (*)

2000	64%	60%
2001	62%	57%
2002	63%	57%
2003	64%	56%
2004	64%	57%
____________________________________
(*)	Based on our sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER.

Our Wine Business

Overview. We entered the Chilean wine market in October 1994 with the purchase of 48.4% of VSP’s equity for approximately Ch$14,121 million, thereby acquiring an interest in the third largest winery in Chile. During the first half of 1995, VSP’s capital was increased by approximately Ch$11,800 million, of which we contributed approximately Ch$6,429 million. During August-October 1997, VSP’s capital was increased again by approximately Ch$9,597 million, of which we contributed approximately Ch$5,348 million, plus approximately Ch$154 million in additional shares bought during October 1997 in the local stock market. Furthermore, in October 1998 and during 1999, we purchased additional shares in VSP through the local stock exchanges for an amount of approximately Ch$4,467 million. During March-June 1999, VSP’s capital was increased by approximately Ch$14,117 million, of which we contributed approximately Ch$8,728 million. Between November 2000 and March 2001, VSP’s capital was increased by approximately Ch$18,007 million, of which we contributed approximately Ch$10,833 million. As a result of these activities, as of December 31, 2004, our total ownership interest in VSP was 60.3% .

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

The proceeds from VSP’s capital increase during 1995 were used to reduce debt, expand capacity and add new hectares of vineyards in the Maipo Valley for producing premium red wines. Part of VSP’s capital increases during 1997 was used to add new hectares of vineyards in Requinoa, Chépica and Molina during 1997, and in Pencahue during 1998. These purchases of land more than doubled the number of hectares of our vineyards. The winery also increased its total vinification and wine storage capacity in both tanks and barrels from to 52.1 million liters as of December 31, 1998, to 60.6 million liters as of December 31, 2004, as well as its peak bottling and packaging capacity from 35,100 liters per hour in 1998 to 64,000 liters per hour as of December 31, 2004. The capital increase in 1999, was used to pay debts related to the winery’s expansion process. The proceeds from VSP’s capital increase during November 2000 and March 2001 were used to finance the winery’s acquisition of FLC, in Mendoza, Argentina, to plant the hectares of this new winery and improve its production facilities, as well as to refinance debt.

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

In August 2003, VSP formed Viña Tabalí, a joint venture in equal parts with Sociedad Agrícola y Ganadera Río Negro Ltda. for the production of premium wines. This winery is located in the Limarí valley, Chile’s northernmost winemaking region, which is noted for the production of outstanding wines.

In Argentina, we sell a small amount of wine, which generated net sales of Ch$267 million, Ch$1,390 million and Ch$857 million in 2002, 2003 and 2004, respectively. These sales represented less than 0.4% of our total net sales each year. The increase in wine sales since 2003 was due to the consolidation of FLC on VSP’s financial statements since January 2003.

VSP is a publicly traded company that, at December 31, 2004, had a market capitalization of Ch$136,525 million. VSP shares trade on the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Chile Electronic Stock Exchange.

VSP’s Board of Directors called for an extraordinary shareholders meeting to be held on July 7, 2005, in order to approve a capital increase to be partially used for executive compensations, as well as an increase in the number of board members from 7 to 9.

The Chilean Wine Market. We estimate that wine consumption in Chile amounted to approximately 18 liters per capita in 2004. Given that the Chilean wine industry is fragmented, no single wine producer accounts for the majority of production and/or sales. The leading wineries include Viña Concha y Toro S.A., or Concha y Toro, Viña Santa Rita S.A., or Santa Rita, VSP and Bodegas y Viñedos Santa Carolina S.A., or Santa Carolina. In addition, there are numerous medium-sized wineries, including Viña Undurraga S.A., or Undurraga, Cousiño Macul S.A., or Cousiño Macul, Viña Cánepa y Cía., or Cánepa and Viña Tarapacá S.A., or Tarapacá. All wineries, which sell wine products that comply with industry and tax regulations, make up Chile’s formal wine market. VSP is a member of the formal wine market, as are most other principal wineries in Chile. The SAG is the entity in charge of wine industry regulation and principally oversees inventory records and product quality. Small wine producers that do not comply with industry and tax regulations (a 19% value added excise tax and an additional 15% alcohol excise tax) comprise Chile’s “informal market”. We estimate that the informal market wineries produced and sold approximately 10 million liters of wine during 2004 as compared to 274 million liters by the producers in the formal wine market.

The following chart shows our estimates for the formal wine market and per capita consumption levels for wine in Chile for the last five years:

Year	Total Volume (1)	Per Capita (2)

	(millions of liters)	(liters)

2000	240	16
2001	257	17
2002	263	17
2003	270	18
2004	274	18
____________________________________
Sources: SAG, Central Bank and the Wineries of Chile Association
(1)	Includes wine sales from pisco producers in the III and IV Regions of Chile.
(2)	Population estimated in accordance with the national census of April 2002.

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

VSP’s Production and Marketing. VSP was founded in 1865. Its principal vineyards are located in Molina, approximately 200 kilometers south of Santiago. The VSP estate in Molina is one of the largest single-site vineyards in Chile with an area of 1,200 hectares. As of December 31, 2004, VSP’s vineyards covered an aggregate of 2,400 hectares in Chile, distributed among 8 different plantations, including additional property acquired in Requinoa, Chépica, Molina and Pencahue. The winery also has 469 hectares under long-term lease. In Argentina, FLC’s vineyards are located in San Carlos, Mendoza, with an area of 400 hectares.

VSP is one of Chile’s largest producers and distributors of wine in terms of sales volume and net sales. In 2002, 2003 and 2004 our wine segment sales amounted to Ch$77,815 million, Ch$84,632 million and Ch$81,990 million representing 21.7%, 21.5% and 19.5% of our total net sales, respectively. The above net sales figures for wine include exports of bulk wine which amounted to Ch$2,267 million, Ch$5,782 million and Ch$3,427 million in 2002, 2003 and 2004, respectively.

The following chart indicates the breakdown of VSP’s volume in the domestic and export markets:

Year	Domestic Volume	Export Volume	Total Volume

	(million liters)	(million liters)	(million liters)

2000	32.1	33.8	65.9
2001	42.8	40.9	83.7
2002	51.2	45.0	96.1
2003 (*)	53.4	67.7	121.0
2004 (*)	52.1	54.3	106.3
____________________________________
(*) Includes sales of FLC.

We estimate that VSP’s share by volume of Chile’s formal wine market was approximately 19% in 2002 and 2003, and 18% in 2004. According to the Wineries of Chile Association, VSP’s share of Chile’s total wine export sales by volume was 13% in 2002 and 2003, and 11% in 2004; excluding bulk wine VSP’s export market share by volume was 17% in 2002. 18% in 2003 and 15% in 2004. Specifically, in 1998, VSP became the second largest exporter of Chilean wines measured by both volume and revenues.

VSP, VSH and FLC produce and market premium, varietal and popular-priced wines as set forth below:

Brand	Premium	Varietal	Popular-priced

Viña San Pedro
Cabo de Hornos	X
1865	X
Castillo de Molina	X
Las Encinas	X
35 South		X
Urmeneta			X
Gato		X	X
Manquehuito Pop Wine		X
Etiqueta Dorada			X
Viña Santa Helena
D.O.N. (De Origen Noble)	X
Notas de Guarda	X
Vernus	X
Selección del Directorio	X
Siglo de Oro		X
Gran Vino		X	X
Santa Helena		X
Finca La Celia
La Celia	X
La Consulta		X
Angaro			X
Magallanes			X
Don Eugenio	X
Amancay		X
Altivo			X
Furia			X

The following table presents our breakdown of total sales volume in thousands of liters by category of VSP’s Chilean wines during 2004:

Category	Domestic	Export	Total

	(thousands of liters)

Premium	310	1,787	2,097
Varietal	2,915	6,460	9,375
Popular-Priced	47,104	33,783	80,877
Bulk	-	8,628	8,628

Total	50,329	50,658	100,987

The following table presents our breakdown of total sales volume in thousands of liters by category of VSP’s Argentine wines during 2004:

Category	Domestic	Export	Total

	(thousands of liters)

Premium	21	170	191
Varietal	42	212	253
Popular-Priced	650	1,613	2,263
Bulk	1,026	1,615	2,642

Total	1,739	3,609	5,349

As of December 31, 2004, VSP’s storage capacity totaled 60.6 million liters and its peak bottling and packaging capacity totaled 64,000 liters per hour.

Domestic Market. Our Chilean domestic wine is packaged in bottles, jugs, cartons, and bag-in-box containers at VSP’s production facilities in Lontué and Molina. The following chart shows our packaging mix for domestic wine sales in 2002, 2003 and 2004:

	Percentage of Total Domestic
	Wine Sold in Chile

Container	2002	2003	2004

Carton	80%	83%	86%
Jug	5%	1%	0%
Glass Bottles	15%	15%	13%
Bag-in-Box	0%	1%	1%

Total	100%	100%	100%

VSP obtained all of its glass bottles, carton package containers and jugs from third party suppliers. See “– Raw Materials”.

Beer is the principal substitute product for wine in Chile. In addition, our wine products may also compete with other alcoholic beverages, such as spirits (mainly pisco), and with non-alcoholic beverages, such as soft drinks and juices.

The average price, based on December 2004 Chilean pesos, for our domestic wine customers was Ch$575 and Ch$535 per liter in 2000 and 2004, respectively, experiencing a negative four-year compounded annual growth rate of 1.8% . This price decrease is mainly explained by larger grape harvests, which increased the wine supply.

Export Market. According to industry sources, exports of Chilean wine increased from approximately 43 million liters in 1990 to 467 million liters in 2004, at a compounded annual growth rate of 18.6% . During 2003 and 2004, Chilean wine exports reached 394 million liters and 467 million liters, respectively. We believe that Chilean wine exports have grown steadily due to their comparatively low prices and positive international image, as well as due to external factors, such as low wine production in the Northern Hemisphere in certain years. During 2004, total Chilean wine exports increased 18.5% by volume.

VSP exported 45.0 million liters, 67.7 million liters and 54.3 million liters of wine in 2002, 2003 and 2004, respectively. During 2004, VSP exported wine to 69 countries worldwide. These exports accounted for net sales of Ch$52,516 million, Ch$58,719 million and Ch$53,710 million in 2002, 2003 and 2004, respectively. In 2004, VSP’s primary export markets included the United Kingdom, Sweden, the United States, Finland, Brazil and Denmark.

Most exported wine is sold in glass bottles, except for a certain quantity of unbranded wine that is occasionally sold in bulk and the amount that is sold in carton containers. The following chart shows our packaging mix for export Chilean wine volume in the last three years:

	Percentage of Total Export
	Wine Volume from Chile

Container	2002	2003	2004

Glass Bottles (1)	68%	66%	67%
Bulk	15%	19%	17%
Carton (2)	17%	15%	16%

Total	100%	100%	100%

____________________________________
(1)	Includes jugs
(2)	Includes Bag-in-Box

We experienced a negative four-year compounded annual growth rate of 3.1% from Ch$1,147 in 2000 to Ch$1,013 per liter in 2004 in the average price, based on December 2004 Chilean pesos, to our Chilean export wine customers.

Raw Materials. The principal raw materials that VSP uses in its production process are purchased and harvested grapes, purchased wine, bottles, carton containers, corks and cardboard boxes. VSP obtained approximately 49% of the grapes used for export wines from its own vineyards during 2004. The majority of the wine sold in the domestic market is purchased from third parties, tested to assure compliance with our quality standards, and blended at the winery before packaging. In 2004, approximately 65% of wine for domestic sale was purchased from seven local producers: Corretajes Torres y Cía. Ltda., Sociedad Comercial y Vitivinícola Los Maitenes y Cía Ltda., Control, Cooperativa Agrícola y Vitivinícola Loncomilla Ltda., Empresas Altamira Ltda., Empresas Lourdes S.A. and Agrícola El Milagro Ltda. VSP has various alternative sources of supply, which can be used when they are attractive. VSP’s bottles are principally purchased from Cristalerías Chile; however, when prices have been favorable, VSP has purchased bottles from other local and international suppliers. Carton containers are purchased either from Tetra Pak de Chile Comercial Ltda. or from SIG Combibloc Inc. and are assembled in VSP’s own automated packing lines.

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
  wholesalers; and
  supermarket chains.

In 2002, 2003 and 2004, the percentage mix of the above distribution channels for our wine products in Chile was as follows:

	Percentage of Total Wine Products Sold

Distribution Channels	2002	2003	2004

Off-premise retail	35%	28%	19%
On-premise retail	6%	8%	8%
Wholesalers	22%	22%	33%
Supermarkets	37%	42%	40%

Total	100%	100%	100%

We had approximately 13,000 customers for our wine products at December 31, 2004, none of which accounted for more than 3% of our total wine sales by volume, with the exception of two supermarket chains that represented 18%. In order to increase profitability in the domestic market, small customers are currently provided with our products by wholesalers and not directly by our sales force. Therefore, wholesalers’ percentage of our total sales increased during 2004. We do not maintain any long-term contractual arrangements for the sale of wine with any of our customers.

Export Sales, Transportation and Distribution. Internationally, VSP has arrangements with 165 agents who facilitate the export of its wine to 69 countries. We have signed distribution agreements with Schenk, one of the largest distributors in Europe, Asian Breweries, one of the largest beverage companies in Asia, and Shaw Ross International, a subsidiary of Southern Wine and Spirits, the main liquor wholesale distributor for the United States, as well as other distributors. In 2002, we signed a distribution agreement with the Swedish company Vin & Sprit AB, the owner of Absolut Vodka, to distribute VSP’s wines in Sweden, Finland, Norway and Estonia, improving our position in those markets and taking advantage of synergies between both companies.

Geographical Markets. In Chile, Santiago and surrounding areas (referred to as the Metropolitan Region), which account for approximately 41% of the Chilean population, represented approximately 45% of total domestic sales of VSP products by volume in 2004.

The following table provides the distribution of VSP’s exports from Chile during 2004 by geographical markets:

		Percentage
Market	Volume	of Total Exports

	(thousands of liters)

Europe	33,845	66.8%
Latin America	8,385	16.6%
USA and Canada	4,752	9.4%
Others	3,677	7.3%

Total	50,658	100.0%

Competition. The wine industry is highly competitive in both the domestic and the export markets. VSP’s domestic market share was approximately 18% in 2004. In Chile, VSP competes directly against all other Chilean wineries. We believe that VSP’s primary domestic competitors, Concha y Toro and Santa Rita, derive their relative competitive strengths from their wide portfolio of products, well recognized brand names and established distribution networks. In 2004, Concha y Toro and Santa Rita had each a market share of approximately 24%. VSP also competes with Santa Carolina and numerous medium-sized wineries, including Undurraga, Cousiño Macul and Tarapacá, and many small wine producers that make up Chile’s “informal market”.

Internationally, VSP competes against Chilean producers as well as with wine producers from other parts of the world. According to information compiled by the Wineries of Chile Association, VSP is the second largest exporter of Chilean wines with a market share of approximately 15% in 2004, excluding bulk wine. Our other principal Chilean competitors, namely Concha y Toro, Santa Rita and Santa Carolina had market shares of 30%, 6% and 4%, respectively.

Our Other Businesses

Plastic Bottles

Through our subsidiary Fábrica de Envases Plásticos S.A., or PLASCO, we own and operate a plastic bottle factory which supplies most of the returnable and non-returnable plastic bottles primarily used by us in the packaging of our soft drinks and mineral water products.

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

In 2004, all returnable and non-returnable plastic bottle requirements of ECUSA were supplied directly by PLASCO with the exception of five-liter bottles, which are bought by ECUSA in small quantities from third party suppliers. During 2004, PLASCO sold 300.5 million bottles. Of all bottles supplied by PLASCO, approximately 94.7% were manufactured by PLASCO into pre-forms and then blown into bottles and approximately 3.5% were semi-manufactured by PLASCO while a third party made the injection or the blowing processes. The remaining 1.8% were bought by PLASCO and transferred to ECUSA. PLASCO has, to date, not made any bottle sales to third parties.

Plastic bottle and pre-form sales increased from 284.5 million in 2003 to 300.5 million in 2004. PLASCO’s net sales of Ch$16,331 million and net income of Ch$1,441 million in 2004 represented an increase of 4.1% and a decrease of 3.0%, respectively, over 2003.

Pisco

In February 2003, we began selling a new product for our beverage portfolio, pisco, under the brand Ruta Norte. Pisco is a grape spirit very popular in Chile that is produced in the northern part of the country and the southern part of Peru. Our pisco is produced in the Elqui Valley in the IV Region of Chile and it is sold throughout the country by the beer division sales force. During 2004, we sold 7.0 million liters of pisco, obtaining an 18% market share according to the last Nielsen measurement done in 2004. During 2003, we participated in the 35° of alcohol category, the larger of the pisco markets. In January 2004, we introduced Ruta Sour, a pisco sour ready to drink, a typical Chilean drink that combines pisco, lemon and sugar, and in November 2004 we launched Ruta Sour Light, a cocktail with less sugar and lower alcohol content than Ruta Sour.

On March 14, 2005 we entered into an association with the second largest pisco producer at that time, Control. This new joint venture was named “Compañía Pisquera de Chile S.A.”, to which the companies contributed principally with assets, commercial brands and – in the case of Control – also some financial liabilities. Currently we own 80% of Compañía Pisquera de Chile and Control owns the remaining 20%. According to ACNielsen numbers, Compañía Pisquera de Chile has 49.6% market share of the Chilean pisco industry. We estimate annual revenues of the Chilean pisco industry in approximately Ch$64,000 million.

The principal raw material used in the production of pisco is alcohol made only from grapes of the III and IV Regions of Chile. Prices of alcohol vary according to grape and wine prices, which depend on demand and supply factors. Nevertheless, we have long-term grapes supply contracts at market value.

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

On January 19, 2004 Law N° 19.925 was published, which amended and restated the Act on Sale and Consumption of Alcoholic Beverages (former Law N° 17.105) .

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

The production, bottling and marketing of non-alcoholic beverages is subject to applicable sanitary legislation and regulations, particularly the Sanitary Code and the Food Ordinance (the Reglamento Sanitario de los Alimentos). Such activities were supervised by the Servicios de Salud (“Health Services”), which inspected plants on a regular basis, taking samples for analysis, directing the adoption of new safety procedures and applying fines and other penalties for infringement of regulations.

Law N° 19.937 which was enacted on February 2004 set up a new structure and powers for the Sanitary Authority, which became effective on January 1, 2005 and is to be fully operative no later than February 2006. The “Servicios de Salud” are to be replaced by the Ministry of Health’s Regional Offices, which constitute the new Sanitary Authorities.

The production and distribution of mineral water is also subject to special regulation. Mineral water may only be bottled directly from sources, which have been designated for such purpose by a Supreme Decree signed by the President of Chile. The competent Sanitary Authority provides a certification of the data necessary to achieve such a designation. All of our facilities have received the required designation.

Independently of the products manufactured or services provided in each plant or facility, the premises are also regularly inspected by the Sanitary Authorities, regarding sanitary and environmental conditions, labor safety, and related matters.

There are currently no material legal or administrative proceedings pending against us in Chile with respect to any regulatory matter. We believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our businesses in Chile.

Government Regulation in Argentina

We are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in Argentina, including social security laws, public health, consumer protection and environmental laws, securities laws and anti-trust laws.

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

Organizational Structure

Ownership Structure as of May 31, 2005

We are controlled by IRSA, which owns 61.6% of the shares of our common stock. IRSA, since 1986, was a joint venture between Quiñenco and the Schörghuber Group through its wholly owed subsidiary FHI of the Netherlands. On April 2003, the Schörghuber Group sold FHI to Heineken Americas B.V., a subsidiary of Heineken International B.V. FHI and Heineken International B.V. formed Heineken Chile Ltda., through which 50% of IRSA shares are held. On December 30, 2003, FHI merged into Heineken Americas B.V. Currently, Quiñenco and Heineken Chile Limitada, a Chilean limited corporation controlled by Heineken Americas B.V., are the only shareholders of IRSA, each with a 50% equity interest.

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

Heineken, the Dutch brewer, is one of the largest brewers in the world with operations in more than 170 countries and 61,732 employees worldwide. Heineken sold 113 million hectoliters of beer during 2004, the main brands being Heineken and Amstel. In 2004, Heineken had more than 115 breweries in over 65 countries. More than 50% of its revenues were made in Western Europe.

On November 12, 2004, Anheuser-Busch International Holdings, Inc. Chile II Ltd., sold all of its interest, amounting to 20% of our common stock, in a public auction on the Santiago Stock Exchange. The 63,695,333 shares were sold at a price of Ch$2,821 per share, which represented Ch$179,685 million.

The following table provides our significant subsidiaries as of May 31, 2005:

Subsidiaries	Country	Ownership Interest

CCU Chile	Chile	99.99%
CCU Argentina	Argentina	89.22%
ECUSA	Chile	99.94%
VSP	Chile	60.33%
PLASCO	Chile	99.99%
Transportes CCU	Chile	99.99%
Compañía Pisquera de Chile	Chile	80.00%

Property, Plant and Equipment

Set forth below is information concerning our production facilities as of December 31, 2004, all of which are owned and operated by us or our subsidiaries:

	Nominal Installed
	Monthly Production	Utilized Capacity During Peak Month (1)	Average Utilized Capacity During 2004 (2)
	Capacity
	(in million liters)

Beer Production Facilities
Santiago	43.3	92.8%	57.5%
Antofagasta(3)	4.1	72.3%	55.5%
Temuco	12.0	84.6%	60.4%

Chile Total	59.4	90.0%	58.0%

Santa Fe	24.0	93.8%	72.6%
Salta	6.0	91.7%	43.9%

Argentina Total	30.0	93.3%	66.4%

Soft Drink Production
Facilities
Santiago	66.5	51.4%	42.3%
Talcahuano	17.5	44.7%	24.4%
Antofagasta	9.8	12.7%	8.9%

Total	93.8	46.1%	35.5%

Mineral Water Production
Facilities
Coinco	21.0	49.8%	32.9%
Casablanca	2.0	22.6%	17.2%

Total	23.0	47.4%	31.5%

____________________________________
(1)	Based on the year ended December 31, 2004. Utilized Capacity During Peak Month is equal to production output as a percentage of Nominal Installed Production Capacity during our peak month for each respective plant. The implicit slack (spare) capacity does not necessarily measure real slack capacity. We believe that real production capacity is less than the nominal installed production capacity as adjustments are required for real machinery performance, packaging mix, availability of raw materials and bottles, seasonality within the months and other factors. As a result, we believe that the peak monthly capacity utilization rates shown above understate real capacity utilization and that slack capacity is overstated. We estimate that during the peak month in 2004, the real slack capacity amounted to approximately 4.2 million liters in Chilean beer, 0.5 million liters in Argentine beer, 17.7 million liters in soft drinks and 5.8 million liters in Chilean mineral water.

(2)	Average Utilized Capacity during 2004 equals the plant’s total production output as a percentage of nominal installed annual production capacity in 2004. Nominal installed annual production capacity is calculated by multiplying the Nominal Installed Monthly Production Capacity by 11 months (on average, a one month period is required each year for maintenance and repairs). Given the seasonal nature of our beer production and sales, these figures underestimate capacity utilization during peak months.
3)	Information represents bottling capacity

Our installed vinification and storage capacity is shown in the table below:

	Installed Vinification	Storage Capacity in Tanks
	Capacity	and Barrels
	(millions liters)	(millions liters)

Wine Production Facilities
Lontué	0.0	14.0
Molina	23.0	40.4
Santa Helena	2.0	2.5

Chile Total	25.0	54.0

Finca La Celia	4.8	6.6

Argentina Total	4.8	6.6

As of December 31, 2004, VSP had a nominal filling capacity of 34,500 liters per hour at its Lontué plant and a bottling capacity of 27,000 liters per hour at its Molina plant. At Finca La Celia in Argentina, VSP had a nominal filling capacity of 2,500 liters per hour.

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

For information regarding environmental matters, see “Environmental Matters”.

Environmental Matters

Chile

Our operations are subject to both national and local regulations in Chile relating to the protection of the environment. Regarding the human health, the fundamental law in Chile is the Health Code, which establishes minimum health standards and regulates air and water quality, as well as sanitary landfills. The local Sanitary Authority is the governmental entity in charge of the enforcement of these rules and has the faculty to impose fines.

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

ITEM 5: Operating and Financial Review and Prospects

Overview

We are a diversified beverage company operating principally in Chile and Argentina. We are the largest brewery in Chile, the second largest brewery in Argentina, the third largest soft drinks producer in Chile, the largest mineral water and bottled nectar producer in Chile, the second largest wine producer in Chile, the largest pisco producer in Chile since March 2005, and we also participate in the confectionery industry in Chile. Our beer and soft drink products include a wide range of proprietary, licensed and imported brands.

We face certain key challenges and risks associated with our business. These risks include competition within the market place, managing operating costs and the integration and expansion of new products. We currently have approximately 90% of the Chilean beer market; however, competitors are investing in this market and we must concentrate on competitive pricing and marketing strategies to maintain our market share. Operating costs are subject to variations depending on plant efficiency, product mix and production cycles. Our main costs include cost of raw materials, distribution and marketing costs. We continue to sell and deliver new products to our customers, including existing products through new licensing agreements and new products through internal development.

In 2004 we reached historical records in sales volumes, net sales revenues and operating income, obtaining a net income of Ch$45,394 million. We had consolidated net sales of Ch$420,638 million, of which 38.8% was accounted for by our beer sales in Chile, 9.5% by our beer sales in Argentina, 28.6% by our soft drinks, nectar and mineral water sales in Chile, 19.5% by wine sales and the remainder by sales of other products. Our sales increased 6.9% over the prior year as we increased sales of existing products, incorporated new lines of pisco into our portfolio and introduced new products into the market including confectionery products for the first time in 2004. Operating income and margins increased as we managed costs, while net income decreased due primarily to a one time gain during 2003 associated with the sale of our indirect interest in the Croatian brewery Karlovacka Pivovara d.d.

Outlook. We had a very successful 2004. We believe that our consolidation of the pisco industry with the association with Control in 2005, our exploration of the “ready-to-eat” industry with ECUSA’s entrance to the confectionery business in 2004 and the improvement in the economic situation of Chile and Argentina, position us well for future growth.

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

We prepare our financial statements in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. Note 24 to the consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and total shareholders’ equity for the years ended December 31, 2002, 2003 and 2004. Although Chilean inflation was moderate during the periods covered by the consolidated financial statements, as discussed below, Chile has experienced high levels of inflation in the past. Chilean GAAP requires that our consolidated financial statements recognize certain effects of inflation. Accordingly, except where otherwise indicated, financial data have been restated in constant pesos of December 31, 2004 purchasing power.

The following table presents the net sales and operating income, and related percentage as a component of net sales, for each of our product segments, expressed in millions of Chilean pesos as of December 31, 2004:

		Year Ended December 31,
	2002		2003		2004
Net Sales	(millions of Ch$, except percentages)
Beer Chile Segment (1)	Ch$139,215	38.9%	Ch$153,414	39.0%	Ch$163,280	38.8%
Beer Argentina Segment (1)	25,758	7.2%	32,365	8.2%	40,139	9.5%
Soft Drinks and Mineral
Water Segment (2)	114,699	32.0%	118,179	30.0%	120,375	28.6%
Wine Segment (3)	77,815	21.7%	84,632	21.5%	81,990	19.5%
Other (4)	596	0.2%	5,076	1.3%	14,854	3.5%

Total	Ch$358,083	100.0%	Ch$393,666	100.0%	Ch$420,638	100.0%

Operating Income
Beer Chile Segment (1)	Ch$30,348	77.6%	Ch$39,771	84.6%	Ch$44,993	76.6%
Beer Argentina Segment (1)	(11,444)	(29.3%)	(3,573)	(7.6%)	(148)	(0.3%)
Soft Drinks and Mineral
Water Segment (2)	8,097	20.7%	7,131	15.2%	8,506	14.5%
Wine Segment (3)	9,052	23.2%	3,532	7.5%	4,755	8.1%
Other (4)	3,042	7.8%	148	0.3%	601	1.0%

Total	Ch$39,095	100.0%	Ch$47,009	100.0%	Ch$58,707	100.0%

____________________________________
(1)	Includes sales of beer, beer by-products and other products such as malt, spent grain and yeast.
(2)	Includes sales of carbonated and non-carbonated soft drinks, nectar, mineral water and related merchandise.
(3)	Includes sales of wine, by-products and other products such as labels and corks.
(4)	Includes sales of pisco beginning in 2003 and confectionery products beginning in 2004, and the operating income of the plastic bottle division.

The following table presents operating results in millions of pesos and as a percentage of net sales:

	Year Ended December 31,
	2002		2003		2004
	(millions of Ch$, except percentages and sales volume data)
Net Sales	Ch$358,083	100.0%	Ch$393,666	100.0%	Ch$420,638	100.0%
Cost of Sales	(176,461)	(49.3%)	(193,934)	(49.3%)	(202,622)	(48.2%)

Gross Profit	Ch$181,622	50.7%	Ch$199,732	50.7%	Ch$218,016	51.8%
Selling and Administrative Expenses	(142,527)	(39.8%)	(152,722)	(38.8%)	(159,309)	(37.9%)

Operating Income	Ch$39,095	10.9%	Ch$47,009	11.9%	Ch$58,707	14.0%
Non-Operating Income	6,509	1.8%	25,102	6.4%	4,371	1.0%
Non-Operating Expenses	(9,964)	(2.8%)	(12,412)	(3.2%)	(10,565)	(2.5%)
Price-Level Restatement and Exchange	(3,804)	(1.1%)	1,293	0.3%	54	0.0%
Differences
Income Taxes	(7,699)	(2.1%)	(5,101)	(1.3%)	(5,899)	(1.4%)
Minority Interest	(1,296)	(0.4%)	(450)	(0.1%)	(1,275)	(0.3%)

Net Income	Ch$22,843	6.4%	Ch$55,440	14.1%	Ch$45,394	10.8%

Sales volume (1):
Beer (Chile) (2)	350.2		371.8		380.7
Beer (Argentina)	160.4		190.4		210.1
Soft drinks and mineral water	413.7		428.6		442.4
Wine (3)	96.6		121.0		106.3
Pisco (4)	-		3.2		7.0
Confectionery (5)	-		-		3,962
____________________________________
(1)	In millions of liters, with the exception of confectionery that are in tons.
(2)	Since 2003, free samples for promotions are considered in sales volume.

(3)	Includes sales of wine in Argentina for the domestic market, which equaled 0.5 million liters in 2002, 2.7 million liters in 2003 and 1.7 million liters in 2004. Additionally, since 2003 the balance includes wine exports from Argentina, totaling 16.8 million liters in 2003 and 3.6 million in 2004.
(4)	We entered the pisco business in February 2003.
(5)	We entered the confectionery business in January 2004. Volume in tons.

FISCAL YEAR ENDED DECEMBER 31, 2004 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2003

Net Sales
Our net sales were Ch$420,638 million in 2004 compared to Ch$393,666 million in 2003, representing a 6.9% increase which is mainly explained by higher sales volumes in all our categories, with the exception of wine. The net sales performance of each of our business segments during 2004 is described below:

Beer Chile: Our net sales of beer in Chile increased 6.4% to Ch$163,280 million in 2004, from Ch$153,414 million in 2003. This increase resulted from a 2.4% increase in volume and 4.3% increase in unit price. Higher volumes were a result of our ACC Plan (Aumento de Consumo de Cerveza, or increase in beer consumption) which was implemented in 2001 and comprises a range of strategic measures, including product and packaging innovations, the development of new distribution channels and improvements in marketing and point-of-sale execution. Additional increases resulted from the incorporation of Heineken beer into our portfolio during a full year, higher wine prices and a better economic environment in Chile, which positively impacts beer sales. Higher prices were explained by price increases in April and October 2004 of approximately 8% in nominal terms, fewer discounts and higher premium product mix.

Beer Argentina: Our net sales of beer in Argentina increased 24.0% to Ch$40,139 million in 2004, from Ch$32,365 million in 2003. This increase resulted from 10.4% higher beer sales volume and a 11.8% increase in unit price in Chilean pesos. In dollar terms, unit price increased 23.3% . Higher volumes were explained by the improvement in the economic situation in Argentina and the incorporation of Heineken beer into our portfolio during a full year. Higher prices were mainly explained by price increases in local currency in February and December, and higher premium product mix.

Soft Drinks and Mineral Water: Our net sales of soft drinks and mineral water increased 1.9% to Ch$120,375 million in 2004, from Ch$118,179 million in 2003. This increase in sales resulted from a 3.2% increase in sales volume, due to increases of 1.4%; 12.6% and 6.8% in soft drinks, nectars and mineral water volumes, respectively; as well as a 4.2% higher nectar per unit price. Higher percentage volume growth resulted primary from increased sales of Watt’s nectars, which has experienced greater acceptance by consumers. This increase was partially offset by a 2.1% and 3.5% decrease in soft drinks and mineral water per unit prices, respectively. Lower prices were due to competition from lower price brands in these segments.

Wine: Our net sales of wine decreased 3.1% to Ch$81,990 million in 2004, from Ch$84,632 million in 2003. This decrease in sales resulted from a 0.7% decrease in sales volume of bottled wine and a 55.4% decrease in sales volume of bulk wine, partially offset by 2.8% increase in unit prices. The decrease in sales volume is explained by the focus of Viña San Pedro in profitability more than growth. The increase in unit prices is due to a 12.4% higher unit price in the domestic market and a 34.2% higher unit price of Argentine wine, partially offset by a 4.0% decrease in the unit price of Chilean bottled export wine in Chilean pesos. Nevertheless, Chilean bottled export wine unit price in dollars increased 10.7% .

Cost of Goods Sold
Our cost of good sold consists principally of the costs of packaging and other raw materials, labor costs for production personnel, depreciation of assets related to production, depreciation of returnable bottles, licensing fees, bottle breakage and costs of operating and maintaining plants and equipment. Our cost of goods sold in 2004 amounted to Ch$202,622 million compared to Ch$193,934 million in 2003. As a percentage of net sales, cost of goods sold was 48.2% in 2004 and 49.3% in 2003. Our cost of goods sold for each business segment during 2004 is described below:

Beer Chile: Our cost of goods sold for our Chilean beer segment was almost constant, from Ch$60,761 million in 2003 to Ch$60,790 million in 2004. Cost of goods sold as a percentage of net sales decreased from 39.6% in 2003 to 37.2% in 2004 mainly due to lower raw material costs as a result of the appreciation of the Chilean peso.

Beer Argentina: Our cost of goods sold for our Argentine beer segment increased 9.3% to Ch$21,427 million in 2004, from Ch$19,604 million in 2003. This increase was a direct result of increased sales. Cost of goods sold as a percentage of net sales decreased from 60.6% in 2003 to 53.4% in 2004, mainly due to lower depreciation charges and the dilution of fixed costs as a result of higher sale volumes.

Soft Drinks and Mineral Water: Our cost of goods sold for our soft drinks and mineral water segment increased by 0.3% to Ch$56,825 million in 2004, from Ch$56,668 million in 2003. This slight increase was a direct result of increased sale volumes and higher costs of some raw materials, such as PET, offset by the appreciation of the Chilean peso. Cost of goods sold as a percentage of net sales decreased from 48.0% in 2003 to 47.2% in 2004. This decrease was primarily due to lower depreciation charges resulting from certain assets reaching full depreciation at the end of 2003, and the dilution of fixed costs as a result of higher sale volumes.

Wine: Our cost of good sold for our wine segment decreased by 3.2% to Ch$55,156 million in 2004, from Ch$56,954 million in 2003. This decrease was a direct result of the measures taken to rationalize costs in the winery, as well as lower sales of bulk wine. Cost of goods sold as a percentage of net sales was 67.3% in both 2004 and 2003.

Gross Profit
Our gross profit increased 9.2% to Ch$218,016 million in 2004, from Ch$199,732 million in 2003. This increase was directly related to our increase in sales. As a percentage of net sales, gross profit increased from 50.7% in 2003 to 51.8% in 2004.

Selling, General and Administrative Expenses
Our selling, general and administrative expenses, or SG&A, include primarily advertising and promotional expenses, salaries of administrative personnel, maintenance, general expenses, transportation costs and services provided by third parties. Our SG&A increased 4.3% in 2004, to Ch$159,309 million, from Ch$152,722 million in 2003. This increase is principally attributed to the beer segments, both in Chile and Argentina. As a percentage of net sales, our SG&A decreased from 38.8% in 2003 to 37.9% in 2004. The SG&A performance of each business segment during 2004 is described below:

Beer Chile: Our SG&A of our Chilean beer segment increased 8.7% to Ch$57,497 million in 2004, from Ch$52,883 million in 2003. As a percentage of net sales, our SG&A increased from 34.5% in 2003 to 35.2% in 2004. The increase in SG&A resulted principally from higher marketing expenses, mailnly related with the trade marketing division and higher sales of Heineken, and an increase in salaries and distribution costs, directly related to our increase in sales.

Beer Argentina: Our SG&A of our Argentine beer segment increased 15.5% to Ch$18,860 million in 2004, from Ch$16,334 million in 2003. This increase resulted mainly from higher marketing expenses, due to higher sales of Heineken and Budweiser, according to the license agreements, as well as an increase in distribution costs and salaries, directly related to our increase in sales. As a percentage of net sales, our SG&A decreased from 50.5% in 2003 to 47.0% in 2004, largely due to the significant increase in net sales of 24.0% .

Soft Drinks and Mineral Water: Our SG&A of our soft drinks and mineral water segment increased 1.2% to Ch$55,044 million in 2004, from Ch$54,380 million in 2003. This increase resulted mainly from higher distribution costs, directly related to our increase in sales. As a percentage of net sales, SG&A in this segment decreased slightly from 46.0% in 2003 to 45.7% in 2004.

Wine: Our SG&A of our wine segment decreased 8.6% to Ch$22,079 million in 2004, from Ch$24,145 million in 2003. This decrease is mainly due to lower transportation expenses as a consequence of lower bulk wine exports, and a lower marketing expenses. As a percentage of net sales, SG&A for this segment decreased from 28.5% in 2003 to 26.9% in 2004.

Operating Income
Our operating income increased 24.9% in 2004 to Ch$58,707 million as compared to Ch$47,009 million in 2003. As a percentage of net sales, operating income, or operating margin, increased from 11.9% in 2003 to 14.0% in 2004. The operating income performance of each of our business segments during 2004 is described below:

Beer Chile: Our operating income from our Chilean beer segment increased by 13.1% to Ch$44,993 million in 2004, from Ch$39,771 million in 2003. Our operating margin for this segment increased from 25.9% in 2003 to 27.6% in 2004.

Beer Argentina: Our operating income from our Argentine beer segment improved from a loss of Ch$3,573 million in 2003 to a loss of Ch$148 million in 2004. Our operating margin improved from negative 11.0% in 2003 to negative 0.4% in 2004.

Soft Drinks and Mineral Water: Our operating income from our soft drinks and mineral water segment increased by 19.3% to Ch$8,506 million in 2004, from Ch$7,131 million in 2003. Our operating margin for this segment increased from 6.0% in 2003 to 7.1% in 2004.

Wine: Our operating income from our wine segment increased by 34.6% to Ch$4,755 million in 2004, from Ch$3,532 million in 2003. Our operating margin for this segment increased from 4.2% in 2003 to 5.8% in 2004.

Non-Operating Income
Our non-operating income decreased 82.6% in 2004 to Ch$4,371 million compared to Ch$25,102 million in 2003. This decrease is primarily due to the gain associated with the sale of our indirect interest in the Croatian brewery Karlovacka Pivovara in March 2003 that generated to us a one-time gain of Ch $20,617 million. Additionally, we recorded lower interest income in 2004 because during 2003 we had temporary higher cash balances resulting from the sale of Karlovacka and the proceeds from a syndicated loan entered into in May 2003. These negative effects were partially offset by the one-time gain of Ch$3,109 million recognized in the sale of a parcel of land in Santiago, Chile, in December 2004.

Non-Operating Expenses
Our non-operating expenses decreased 14.9% in 2004 to Ch$10,565 million as compared to Ch$12,412 million in 2003. This decrease is mainly due to lower write-offs of fixed assets and other assets.

Price-Level Restatement and Exchange Gains
The price-level restatement of our non-monetary assets, liabilities and equity due to Chilean inflation and foreign exchange fluctuations resulted in a net gain of Ch$54 million in 2004, as compared to a net gain of Ch$1,293 million in 2003. These results are largely due to (1) a higher inflation during 2004 compared to 2003; (2) the effect of the higher inflation in the foreign exchange fluctuations and (3) the higher volatility in the exchange rate during 2004. A gain in price-level restatement results from holding monetary liabilities in excess of monetary assets during inflationary periods, or from holding foreign currency denominated assets in excess of foreign currency denominated liabilities during periods of devaluation of the Chilean peso.

In accordance with Chilean generally accepted accounting principles, we apply Technical Bulletin 64 (“TB 64”) issued by the Chilean Institute of Accountants to translate and value investments in foreign subsidiaries (see Note 1 to our consolidated financial statements). Under TB 64, our foreign investments in Compañía Industrial Cervecera S.A., or CICSA, and FLC are not subject to price-level restatements based on inflation in those countries. Instead, the U.S. dollar is considered to be the functional currency. As a result, the effect of a devaluation of the peso against the U.S. dollar on our financial statements is determined, in part, by the impact of such devaluation on the value of our investments in CICSA and FLC, as well as on foreign currency denominated obligations that qualify as a hedge against those investments. These effects are recorded in the account “Cumulative translation adjustment” in shareholder’s equity. As of December 31, 2004, our investment in CICSA and FLC amounted to Ch$72,316 million, foreign currency denominated obligations that were designated as a hedge against these investments were pre-paid on November 9, 2004, and the negative cumulative translation adjustment account amounted to Ch$6,179 million.

Income Taxes
Our income taxes for 2004 amounted to Ch$5,899 million, translating into an effective consolidated tax rate of 11.2% . Income taxes in 2003 amounted to Ch$5,101 million translating into an effective consolidated tax rate of 8.4% . Our effective consolidated tax rate in 2004 was lower than the Chilean statutory rate of 17% mainly due to the positive deferred income tax resulting from our subsidiary CCU Argentina, due to recognition of tax loss carryforwards. In 2003, our effective consolidated tax rate was lower than the Chilean statutory rate of 16.5% mainly due to the gain resulting from our foreign subsidiary SBE’s sale of Karlovacka, which was not taxed as SEB is incorporated in a tax-free country.

In accordance with Chilean law, a Chilean company and each of its domestic subsidiaries calculates and pays taxes in Chile on a separate basis rather than on a consolidated basis. As of December 31, 2004, our consolidated subsidiaries had available tax loss carryforwards of Ch$18,191 million in Chile and Ch$17,986 million in Argentina. Our Chilean subsidiaries with the most significant tax loss carryforwards available include Viña Urmeneta S.A. with Ch$5,504 million, Inversiones ECUSA S.A. with Ch$5,385 million, Transportes CCU Ltda. with Ch$4,786 million, and Pisconor S.A. with Ch$2,162 million. In Argentina, our subsidiaries with the most significant tax loss carryforwards available are Finca La Celia with Ch$9,067 million and CCU Argentina S.A. with Ch$8,919 million. In Chile, there is no legal expiration date prescribed by law with respect to tax loss carryforwards; however, in Argentina tax loss carryforwards are subject to a five-year expiration date. The extent to which we can utilize such tax loss carryforwards in the future will depend upon the amount of income earned by each subsidiary and the specific tax loss carryforwards available to that particular entity. Dividends paid to us by CCU Argentina will be included in our taxable income in Chile, but will be governed by the applicable regulations of the Chilean tax authorities. We will receive a full credit against income tax in Chile with respect to such dividends for income taxes paid by the Argentine subsidiaries. On December 30, 1998, a 1% tax on assets was implemented in Argentina. This tax can be used as a credit to income tax and is subject to a four-year expiration date.

Minority Interest
Minority interest in 2004 increased 183.1% to negative Ch$1,275 million as compared to negative Ch$450 million in 2003. This increase resulted mainly from CCU Argentina’s and VSP’s higher net income.

Net Income
Our net income in 2004 was Ch$45,394 million, a decrease of 18.1% compared to 2003’s net income of Ch$55,440 million. The decrease in net income is primarily explained by the Ch$20,617 million gain from the sale of the Croatian brewery Karlovacka Pivovara in March 2003, partially offset by the higher operating result during 2004.

FISCAL YEAR ENDED DECEMBER 31, 2003 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2002

Net Sales
Our net sales were Ch$393,666 million in 2003 compared to Ch$358,083 million in 2002, representing a 9.9% increase which is mainly explained by higher sales volumes in all our categories. The net sales performance of each of our business segments during 2003 is described below:

Beer Chile: Our net sales of beer in Chile increased 10.2% to Ch$153,414 million in 2003, from Ch$139,215 million in 2002. This increase resulted from a 6.0% increase in volume and 4.1% increase in unit price. Higher volumes were a result of our ACC Plan (Aumento de Consumo de Cerveza, or increase in beer consumption) which was implemented in 2001 and comprises a range of strategic measures, including product and packaging innovations, the development of new distribution channels and improvements in marketing and point-of-sale execution. Additional increases resulted from the incorporation of Heineken beer into our portfolio; a milder winter, which normally results in increased consumption and a better economic environment in Chile, which positively impacts beer sales. Higher prices were explained by price increases in April and October 2003 of approximately 8% in nominal terms, fewer discounts and higher premium product mix.

Beer Argentina: Our net sales of beer in Argentina increased 25.6% to Ch$32,365 million in 2003, from Ch$25,758 million in 2002. This increase resulted from 18.7% higher beer sales volume and a 6.3%

increase in unit price. Higher volumes were explained by the improvement in the economic situation in Argentina and the incorporation of Heineken beer into our portfolio. Higher prices were explained by price increases in local currency in March and September 2003, the appreciation of the Argentine peso and higher premium product mix.

Soft Drinks and Mineral Water: Our net sales of soft drinks and mineral water increased 3.0% to Ch$118,179 million in 2003, from Ch$114,699 million in 2002. This increase in sales resulted from a 3.6% increase in sales volume, due to increases of 2.3%; 20.7% and 2.5% in soft drinks, nectars and mineral water volumes, respectively; as well as a 1.1% higher nectar per unit price. Higher volumes resulted primary from increased sales of Watt’s nectars, which has experienced greater acceptance by consumers. This increase was partially offset by a 2.2% and 2.4% decrease in soft drinks and mineral water per unit prices, respectively. Lower prices were due to competition from lower price brands in these segments.

Wine: Our net sales of wine increased 8.8% to Ch$84,632 million in 2003, from Ch$77,815 million in 2002. This increase in sales resulted from the incorporation of Finca La Celia (“FLC”), which began consolidating its results within VSP in January 2003. Prior to 2003, FLC was in the “development stage”, and therefore its results from operations were not included in VSP’s consolidated results but were recorded directly to equity for Chilean GAAP purposes.

Cost of Goods Sold
Our cost of goods sold in 2003 amounted to Ch$193,934 million compared to Ch$176,461 million in 2002. As a percentage of net sales, cost of goods sold was 49.3% in both 2003 and 2002. Our cost of goods sold for each business segment during 2003 is described below:

Beer Chile: Our cost of goods sold for our Chilean beer segment increased by 3.5% to Ch$60,761 million in 2003, from Ch$58,721 million in 2002. This increase was a direct result of increased sales. Cost of goods sold as a percentage of sales decreased from 42.2% in 2002 to 39.6% in 2003 mainly due to lower depreciation charges resulting from certain assets reaching full depreciation at the end of 2002, and the dilution of fixed costs as a result of higher sales.

Beer Argentina: Our cost of goods sold for our Argentine beer segment decreased 1.3% to Ch$19,604 million in 2003, from Ch$19,852 million in 2002. Cost of goods sold as a percentage of net sales decreased from 77.1% in 2002 to 60.6% in 2003, mainly due to lower depreciation charges and the dilution of fixed costs as a result of higher sales.

Soft Drinks and Mineral Water: Our cost of goods sold for our soft drinks and mineral water segment increased by 5.9% to Ch$56,668 million in 2003, from Ch$53,504 million in 2002. Cost of goods sold as a percentage of sales increased from 46.6% in 2002 to 48.0% in 2003. This increase was primarily due to adjustments related to bottle deposits based on our estimates of total bottles in circulation and inventory.

Wine: Our cost of good sold for our wine segment increased by 17.5% to Ch$56,954 million in 2003, from Ch$48,454 million in 2002. Cost of goods sold as a percentage of sales increased from 62.3% in 2002 to 67.3% in 2003, mainly due to the consolidation of FLC beginning January 2003 and an increase in the direct cost associated with the export of wine from Chile.

Gross Profit
Our gross profit increased 10.0% to Ch$199,732 million in 2003, from Ch$181,622 million in 2002. This increase was directly related to our increase in sales. As a percentage of net sales, gross profit was 50.7% in both 2003 and 2002.

Selling, General and Administrative Expenses
Our SG&A increased 7.2% in 2003, to Ch$152,722 million, from Ch$142,527 million in 2002. This increase is principally attributed to the wine segment, due to the consolidation of FLC, and to the commencement of our new pisco business. As a percentage of net sales, our SG&A decreased from 39.8% in 2002 to 38.8% in 2003. The SG&A performance of each business segment during 2003 is described below:

Beer Chile: Our SG&A of our Chilean beer segment increased 5.5% to Ch$52,883 million in 2003, from Ch$50,146 million in 2002. As a percentage of net sales, our SG&A decreased from 36.0% in 2002 to 34.5% in 2003. The increase in SG&A resulted from an increase in salaries and distribution costs, directly related to our increase in sales. This was partially offset by lower marketing expenses for our main brand, Cristal – as the prior year included a significant advertisement campaign – somewhat compensated by the launch of Heineken and the formation of a new trade marketing division.

Beer Argentina: Our SG&A of our Argentine beer segment decreased 5.9% to Ch$16,334 million in 2003, from Ch$17,350 million in 2002. This decrease resulted mainly from lower depreciation and a decrease in write-offs of accounts receivable, partially offset by higher transportation and marketing expenses. As a percentage of net sales, our SG&A decreased from 67.4% in 2002 to 50.5% in 2003, largely due to the significant increase in net sales of 25.6% and the decrease in SG&A expenses.

Soft Drinks and Mineral Water: Our SG&A of our soft drinks and mineral water segment increased 2.4% to Ch$54,380 million in 2003, from Ch$53,097 million in 2002. This increase resulted from higher distribution expenses and depreciation, partially offset by a decrease in salaries due to the transfer of certain employees to our transportation division. As a percentage of net sales, SG&A in this segment decreased slightly from 46.3% in 2002 to 46.0% in 2003.

Wine: Our SG&A of our wine segment increased 18.9% to Ch$24,145 million in 2003, from Ch$20,310 million in 2002. This increase is mainly due to the consolidation of FLC results beginning in January 2003 and higher transportation expenses as a consequence of more exports from Chile. As a percentage of net sales, SG&A for this segment increased from 26.1% in 2002 to 28.5% in 2003.

Operating Income
Our operating income increased 20.2% in 2003 to Ch$47,009 million as compared to Ch$39,095 million in 2002. As a percentage of net sales, operating income, or operating margin, increased from 10.9% in 2002 to 11.9% in 2003. The operating income performance of each of our business segments during 2003 is described below:

Beer Chile: Our operating income from our Chilean beer segment increased by 31.0% to Ch$39,771 million in 2003, from Ch$30,348 million in 2002. Our operating margin for this segment increased from 21.8% in 2002 to 25.9% in 2003.

Beer Argentina: Our operating income from our Argentine beer segment improved from a loss of Ch$11,444 million in 2002 to a loss of Ch$3,573 million in 2003. Our operating margin improved from negative 44.4% in 2002 to negative 11.0% in 2003.

Soft Drinks and Mineral Water: Our operating income from our soft drinks and mineral water segment decreased by 11.9% to Ch$7,131 million in 2003, from Ch$8,097 million in 2002. Our operating margin for this segment decreased from 7.1% in 2002 to 6.0% in 2003.

Wine: Our operating income from our wine segment decreased by 61.0% to Ch$3,532 million in 2003, from Ch$9,052 million in 2002. Our operating margin for this segment decreased from 11.6% in 2002 to 4.2% in 2003.

Non-Operating Income
Our non-operating income increased 285.6% in 2003 to Ch$25,102 million compared to Ch$6,509 million in 2002. This increase is primarily due to the gain associated with the sale of our indirect interest in the Croatian brewery Karlovacka Pivovara. In March 2003, our then 50% owned equity investee Southern Breweries Establishment sold its portion of Karlovacka, which represented SBE’s only material asset, resulting in a one-time gain of Ch$41,555 million. Our portion of the gain was Ch$20,617 million. We subsequently purchased the remaining ownership interest in SBE in order to maintain the entity for future potential acquisitions or developments. Additionally, we recorded higher interest income in 2003 due to temporary higher cash balances resulting from the sale of Karlovacka and the proceeds from a syndicated loan entered into in May 2003. The non-operating results for 2002 reflected income of Ch$1,798 million resulting from the impact of a change in inventory accounting, which was a one-time gain and not recorded for 2003.

Non-Operating Expenses
Our non-operating expenses increased 24.6% in 2003 to Ch$12,412 million as compared to Ch$9,964 million in 2002. This increase is due to higher interest expenses related to the syndicated loan and increases in write-offs of fixed assets and other assets.

Price-Level Restatement and Exchange Gains
The price-level restatement of our non-monetary assets, liabilities and equity due to Chilean inflation and foreign exchange fluctuations resulted in a net gain of Ch$1,293 million in 2003, as compared to a net loss of Ch$3,804 million in 2002. These positive results are largely due to (1) reduced foreign exchange losses arising from the translation of assets and liabilities denominated in Argentine pesos; (2) a reduced charge related to price-level restatement for equity in 2003 as a consequence of the decrease in equity due to the extraordinary dividend paid in 2003 and (3) the inflation factor for 2003 was 1% versus 3% for 2002. A gain in price-level restatement results from holding monetary liabilities in excess of monetary assets during inflationary periods, or from holding foreign currency denominated assets in excess of foreign currency denominated liabilities during periods of devaluation of the Chilean peso.

As of December 31, 2003, our investment in CICSA and FLC amounted to Ch$74,059 million, foreign currency denominated obligations that were designated as a hedge against these investments amounted to Ch$14,234 million and the negative cumulative translation adjustment account amounted to Ch$69 million.

Income Taxes
Our income taxes for 2003 amounted to Ch$5,101 million, translating into an effective consolidated tax rate of 8.4% . Income taxes in 2002 amounted to Ch$7,699 million translating into an effective consolidated tax rate of 24.2% . Our effective consolidated tax rate in 2003 was lower than the Chilean statutory rate of 16.5% mainly due to the gain resulting from our foreign subsidiary SBE’s sale of Karlovacka, which was not taxed as SEB is incorporated in a tax-free country. In 2002, the effective consolidated tax rate was higher than the statutory rate of 16.0% due to losses in the Argentine subsidiaries, for which no tax benefits were recorded; however, the losses were included in the consolidated net income portion of the effective tax calculation. Additionally, Chilean companies and each of their domestic subsidiaries calculate and pay taxes on a separate basis rather than on a consolidated basis.

In accordance with Chilean law, a Chilean company and each of its domestic subsidiaries calculates and pays taxes in Chile on a separate basis rather than on a consolidated basis. As of December 31, 2003, our consolidated subsidiaries had available tax loss carryforwards of Ch$18,684 million in Chile and Ch$25,193 million in Argentina. Our Chilean subsidiaries with the most significant tax loss carryforwards available include Transportes CCU Ltda. with Ch$6,634 million, Inversiones ECUSA S.A. with Ch$5,339 million, Viña Urmeneta S.A. with Ch$4,947 million and Pisconor S.A. with Ch$1,506 million. In Argentina, our subsidiaries with the most significant tax loss carryforwards available are CCU Argentina S.A. with Ch$15,710 million and Finca La Celia with Ch$9,483 million.

Minority Interest
Minority interest in 2003 decreased 65.2% to negative Ch$450 million as compared to negative Ch$1,296 million in 2002. This decrease resulted mainly from VSP’s lower net income, partially offset by lower losses from CCU Argentina.

Net Income
Our net income in 2003 was Ch$55,440 million, Ch$32,598 million higher than 2002’s net income of Ch$22,843 million. The increase in net income is primarily explained by the Ch$20,617 million gain from the sale of the Croatian brewery Karlovacka Pivovara and higher operating income from our beer operations in Chile and Argentina. This was partially offset by the lower results of our wine division.

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

Most of our monetary assets, principally accounts receivable, and liabilities, principally accounts payable, that are not price-level indexed are short-term and thus are not significantly affected by inflation. However, our liability for deposits on bottles and containers (Ch$11,374 million at December 31, 2003 and Ch$12,120 million at December 31, 2004) is a long-term, non-indexed monetary liability that is affected over time by inflation. The net impact of inflation on our capital expenditures has generally been neutral as all substantial assets constructed or acquired are fixed non-monetary assets and all substantial liabilities incurred in the process of financing capital expenditures are price-level indexed or foreign-currency denominated. Nonetheless, high rates of inflation in the future could have a variety of unpredictable effects on us and could adversely impact our operations.

U.S. GAAP Reconciliation
Our net income under U.S. GAAP for 2002, 2003 and 2004 was Ch$20,022 million, Ch$56,589 million and Ch$45,395 million, respectively, as compared to that reported under Chilean GAAP of Ch$22,843 million, Ch$55,440 million and Ch$45,394 million, respectively. These differences are principally the result of US GAAP adjustments for the:

  reversal of amortization of goodwill
  reversal of gain on sale of land
  income statement treatment of deferred tax assets generated from the recapitalization of subsidiaries reversal of capitalized issuance costs
  differences associated with the amortization of intangible trademarks accounting treatment of developmental stage enterprises
  revaluation of fixed assets
  adjustments of employee severance indemnities
  capitalization of interest on assets under construction, and recording of deferred income taxes.

Our total shareholders’ equity under U.S. GAAP as of December 31, 2002, 2003 and 2004 was Ch$449,579 million, Ch$282,136 million and Ch$296,993 million, respectively, as compared to that reported under Chilean GAAP for the same period of Ch$448,765 million, Ch$285,741 million and Ch$302,104 million, respectively. The differences between shareholders’ equity under U.S. GAAP and Chilean GAAP are principally the result of US GAAP adjustments for the:

  amortization of goodwill and trademarks
  reversal of gain on sale of land
  reversal of capitalized issuance costs
  reversal of the revaluation of fixed assets and related depreciation minimum dividends required under Chilean GAAP
  capitalization of interest on assets under construction
  reversal of gain on investment in Viña Dassault San Pedro S.A.
  adjustments of employee severance indemnities, and
  recording of deferred income taxes (FAS No. 109).
Liquidity and Capital Resources

Our main source of liquidity has been cash generated by our operating activities, which amounted to Ch$67,044 million, Ch$64,918 million and Ch$78,355 million during 2002, 2003 and 2004, respectively.

Our cash flow from operations and working capital are our primary sources to meet both our short-term and long-term obligations. In the opinion of our management, they are sufficient to this end.

In 2004, our cash flows provided by operating activities totaled Ch$78,355 million. The main component of cash flows generated by operating activities in 2004 was net income of Ch$45,394 million compared to

Ch$55,440 million in 2003. In 2004, we recorded a non-cash equity gain of Ch$240 million compared to a non-cash equity gain of Ch$20,233 million in 2003, primarily explained by the gain from the sale of Karlovacka. Cash flows from the changes in operating assets and liabilities resulted in the net use of Ch$8,509 million compared to the net use of Ch$13,184 million in 2003. Cash used in 2004 resulted primarily from a decrease in our accounts receivable balance and inventories, partially offset by income tax payable, accounts payable affecting non-operating results and other assets.

In 2004, our cash flows used in financing activities totaled Ch$39,683 million compared to Ch$100,205 million in 2003. The main components of cash flows used in financing activities consisted of repayment of bank borrowings of Ch$113,765 million, dividends paid of Ch$28,886 million and repayment of bonds payable of Ch$20,857 million, partially offset by proceeds from bank borrowings of Ch$101,525 million and proceeds from bonds of Ch$33,689 million. In 2003, payments of cash dividends were Ch$192,999 million, repayment of bank borrowings was Ch$44,716 million and proceeds from bank borrowing were Ch$136,059 million.

In 2004, our cash used in investment activities totaled Ch$44,533 million compared to cash flows provided by investing activities of Ch$9,354 million in 2003. The main components of cash used in investment activities in 2004 consisted of capital expenditures of Ch$31,880 million, investments in financial instruments of Ch$13,901 million and investments in unconsolidated affiliates of Ch$4,193 million, partially offset mainly by proceeds from sale of property, plant and equipment of Ch$8,285 million.

There are no material restrictions, either legal or economic, that would limit our ability to transfer funds (i.e., dividends, loans, or advances) from our subsidiaries to us.

As of December 31, 2004, we had Ch$65,196 million in cash, time deposits and marketable securities, which does not include Ch$9,308 million corresponding to readjustable promissory notes issued by the Central Bank and purchased under resale agreements. Indebtedness, including accrued interest, amounted to Ch$135,651 million as of December 31, 2004. Short-term indebtedness included:
  Ch$31,884 million of short-term obligations to banks and financial institutions under certain lines of credit described below,
  Ch$8,146 million representing the current portion of long-term debt to banks.
  Ch$1,849 million representing the current portion of long-term public bonds, and

As of December 31, 2004, long-term indebtedness, excluding the current portion, comprised:

  Ch$60,870 million of long-term obligations to banks, and
  Ch$32,902 million of long-term obligations to the public represented by bonds.

On November 4, 2004, the Cayman Islands Branch of Compañía Cervecerías Unidas S.A. entered into a US$100 million, five-year unsecured, syndicated loan agreement, the disbursement of which was effected on November 9, 2004. This credit agreement had a variable interest rate of LIBOR + 0.30% in U.S. dollars until the third year anniversary, and LIBOR + 0.325% in U.S. dollars for the last two years. The amortization of the loan will be done in one payment at the maturity date. Interest payments are on a quarterly basis. The credit agreement was syndicated by 10 banks. We will repay this debt with the cash generated by our operating activities.

To avoid the exchange and interest risks of this credit, we entered into a cross currency interest rate swap agreement for the total of the loan. As a consequence, we replaced the risk of LIBOR fluctuations for this credit agreement, by a fixed rate of 3.44% in Unidad de Fomento, or UF, a daily indexed peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.

On December 1, 2004, we issued a 20-year local bond, series E, for UF2 million (approximately Ch$34,634 million) with a 4.0% interest rate. The amortization of this bond will be done in semi-annual installments beginning in June 1, 2005.

As of December 31, 2004, we were required, under our debt covenants then in effect, to maintain certain financial ratios. The most significant covenants required us to maintain a consolidated interest coverage ratio (the ratio of operating income plus depreciation and operating amortization to interest expenses) equal to or higher than 3.00 to 1.00, to maintain a consolidated leverage ratio (the ratio of financial debt to operating income plus depreciation and operating amortization) equal or lower than 3.00 to 1.00, and a minimum consolidated equity of UF15 million (as of December 31, 2004, approximately Ch$259,756 million). Furthermore, we were required to maintain an indebtedness ratio (the ratio of total liabilities to shareholders’ equity) no greater than 1.5 to 1.0 on a consolidated basis and 1.7 to 1.0 on an unconsolidated basis, as well as a ratio of our unpledged assets over our unsecured liabilities of at least 1.2, on both a consolidated and unconsolidated basis.

At December 31, 2004, we met all our financial debt covenants and had a consolidated interest coverage ratio of 16.62 to 1, a consolidated leverage ratio of 1.39 to 1. Our consolidated equity as of December 31, 2004 was Ch$302,104 million (UF17.4 million). Our indebtedness ratio was 1.10 and 0.74 on an unconsolidated and consolidated basis, respectively. The ratios of unpledged assets over unsecured liabilities were 1.91% and 2.36% on an unconsolidated and consolidated basis, respectively.

None of our indebtedness, or that of one of our subsidiaries, contains any restriction on our ability to pay dividends, except for our syndicated loan and local bonds that require us to maintain a minimum consolidated equity of UF15 million (as of December 31, 2004, approximately Ch$259,756 million).

The following table summarizes debt obligations held by us as of December 31, 2004. The table presents principal payment obligations in millions of Chilean pesos by interest rate structure, financial instrument and currency, with their respective maturity dates and related weighted-average interest rates:

Interest-Bearing Debt as of December 31, 2004
(millions of Ch$, except percentages)

			Expected Maturity Date
Fixed rate	Average Int. Rate		2005	2006	2007	2008	2009	Thereafter	TOTAL

Ch$ (UF) (1)	Bonds	4.0%	Ch$1,849	1,732	1,732	1,732	1,732	25,976	34,751

TOTAL			Ch$1,849	1,732	1,732	1,732	1,732	25,976	34,751

Variable rate	Average Int. Rate		2005	2006	2007	2008	2009	Thereafter	TOTAL

Ch$ (UF) (1)	Banks	1.7%	Ch$883	872	872	-	-	-	2,627
US$ (2)	Banks	2.6%	39,146	3,387	-	-	55,740	-	98,273

TOTAL			Ch$40,029	4,259	872	-	55,740	-	100,900

____________________________________
(1)	A UF (Unidad de Fomento) is a daily indexed, peso-denominated monetary unit. The UF is set daily in advance based on the previous month's inflation rate.
(2)	Includes the US$100 million syndicated loan, which is hedged through a cross currency interest rate swap agreement.

To hedge our market risks, we hold debt obligations in various currencies and we enter into some derivatives contracts. See “Item 11: Quantitative Information About Market Risk.”

Our treasury policy is to invest in highly liquid financial instruments issued by first class financial institutions. Investments are made primarily in Chilean pesos and U.S. dollars. As of December 31, 2004, we had invested Ch$62,334 million in Chilean peso related instruments and Ch$340 million in U.S. dollar related instruments.

The following table summarizes financial instruments, including time deposits, marketable securities and securities purchased pursuant to repurchase agreements, held by us as of December 31, 2004:

Short-Term Financial Instruments

(millions of Ch$)
UF (*)	626
Ch$	61,707
US$	340

TOTAL	62,674

Capital Expenditures
We continue to make substantial capital expenditures to meet estimated growth in demand for our products. Our plans for capital expenditures through 2008 period are displayed in the following table. The information is presented in constant Chilean pesos of December 31, 2004

Business Unit	2005	2006	2007	2008

	(millions of Ch$ as of December 2004)
Beer Chile
Machinery and equipment	8,658	1,172	5,823	2,864
Packaging	8,956	2,370	2,437	2,531
Marketing assets	3,982	2,555	3,463	3,758
Software and hardware	63	36	106	36
Other	870	206	289	351

Total	22,530	6,340	12,118	9,540

Beer Argentina
Machinery and equipment	6,963	682	30,350	16,485
Packaging	1,181	1,253	1,051	1,053
Marketing assets	1,151	1,302	1,369	1,369
Software and hardware	295	178	61	61
Other	277	39	39	39

Total	9,867	3,455	32,871	19,007

Soft Drinks & Mineral Water
Machinery and equipment	7,186	2,228	2,559	1,899
Packaging	2,536	2,155	2,155	2,217
Marketing assets	2,729	3,226	3,226	3,226
Software and hardware	82	184	79	79
Other	171	160	151	182

Total	12,703	7,953	8.168	7,602

Wine
Machinery and equipment	2,840	1,189	4,585	1,560
Packaging	1,497	1,949	2,217	2,186
Marketing assets	154	87	87	87
Software and hardware	129	163	163	163
Other	267	1,868	838	704

Total	4,886	5,256	7,891	4,699

Others	6,732	7,403	7,878	11,639

Total	56,718	30,406	68,926	52,487

During the years 2005 through 2008, we plan to make capital expenditures mainly to adapt, update and increase production capacity, install new packaging lines, enhance environmental protection, optimize our distribution system and warehouse facilities, invest in additional returnable bottles and crates to replace obsolete inventories, adapt to new packaging formats and support industry volume growth. Capital expenditures are also focused on improving management information systems and making additional investments in marketing assets.

Regarding our beer businesses, capital expenditures in machinery and equipment may result from increasing production capacity, both in Chile and in Argentina. During this period, our soft drinks, mineral water, nectars and wine businesses contemplate capital expenditures in packaging lines and capacity expansion. Other important categories of capital expenditures in Chile include packaging and marketing assets, mainly bottles and coolers for our beer and soft drinks, mineral water and nectar businesses, as well as increasing the bottle production capacity.

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

Contractual Obligations

The following table summarizes our known contractual obligations as of December 31, 2004:

	Payments due by period
	(unaudited, in million of Chilean pesos)

		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years

Long-Term Debt Obligations (1)	135,153	41,878	8,595	59,204	25,976
Capital (finance) Lease Obligations (2)	60	60	-	-	-
Operating Lease Obligations (3)	61,862	11,961	13,314	10,935	25,653
Purchase Obligations (4)	52,383	32,780	14,292	4,596	716
Other Long-Term Liabilities (5)	12,120	-	-	-	12,120

Total	262,077	86,679	36,200	74,735	64,464
____________________________________
(1)	Includes long-term bank loans and bonds payable
(2)	Includes one leasing operation
(3)	Includes real property, vineyards and warehouse leases, as well as marketing contracts. Real property includes our obligation to lease our new headquarter building; (see Note 17 to the financial statements).
(4)	Includes raw material purchase contracts
(5)	Includes obligations for deposits on bottles and containers

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

Research and Development

Our research and development efforts do not involve material expenditures, as we rely primarily on technical assistance and technology transfer agreements with domestic and foreign companies and institutes. In 2003, we entered into two technical agreements with Heineken International for assistance regarding all technical issues related to the production and bottling of Heineken beer, one for Chile and the other one for Argentina. The initial term of these agreements is ten years beginning in June 2003, renewable for subsequent periods of five years. In May 2004, we entered into a technical assistance agreement with Heineken Technical Services N.V. for operational aspects of our breweries, with an initial term of one year, renewable for subsequent periods of one year each. See “Item 6: Directors, Senior Management and Employees” and “Item 7: Major Shareholders and Related Party Transactions”. The license agreement between CCU Argentina and Anheuser-Busch, signed in 1995, as amended, also provides us with both technical and marketing assistance for the production and marketing of Budweiser beer brand in Argentina. See “Item 4: Information on the Company – Our Business – Business Overview – Our Beer Business – Our Beer Business in Argentina – Beer Production and Marketing in Argentina”.

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

e) Deposits on bottles and containers: Glass and plastic returnable bottles and crates are presented within fixed assets at their historic cost plus price-level restatement and net of obsolescence provisions. Glass bottles are depreciated over a period of up to eight years, plastic bottles up to four years and plastic crates in ten years. In Chile, returnable bottles are proprietary and are only given to customers in exchange for a deposit equivalent to a significant portion of the replacement cost of such bottles. The amount collected is recorded in the deposits on bottles and containers liability account that is not price-level adjusted. The deposit is returned to the customer when the bottles and the commodity agreement are returned. The expected return of bottles and containers put into circulation in the market and the estimated value of valid deposits, especially those from glass bottles, are adjusted annually. The adjustment is based on an estimate that is carried out by counting the bottles held by customers and adding an estimate of the number of bottles in hands of the final consumers. This latter estimate is based on independent studies and historical information regarding the return of these bottles. In Argentina, all companies use the same returnable bottles. Therefore, unlike in Chile where returnable bottles are proprietary and require a deposit, bottles are loaned to customers at no cost.

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

g) Severance Indemnities: The Company and most of its subsidiaries have agreed with their personnel to the payment of long-term severance indemnities. The accrued liability covering this obligation is reported under Long-term Liabilities. It has been calculated for years 2003 and 2004 based on the present value of the obligation, assuming a 7% discount rate and an average employee tenure based on the legal retirement age (65 for men and 60 for women).

h) Investments: The investments in Argentinean subsidiaries, CICSA and Finca La Celia, are recorded in accordance with Technical Bulletin No. 64 of the Chilean Institute of Accountants. Under this pronouncement, the financial statements of foreign subsidiaries, which operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations must be remeasured into U.S. dollars and translated into Chilean pesos at the year-end exchange rate. As a result, no effect is given to price-level restatements based on inflation in those countries and the U.S. dollar is considered to be the functional currency of these operations. Accordingly, the financial statements of the Argentinean subsidiaries are prepared in accordance with Chilean GAAP except for the application of monetary correction and then remeasured into U.S. dollars as follows:

1)	Monetary assets and liabilities at the closing exchange rate for the period;

2)	All other assets and liabilities and shareholders’ equity are expressed in historical U.S. dollars;

3)	Income and expenses accounts at average rate during the period;

4)	The resulting exchange adjustments are included in the results of operations.

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

After four years of recession in Argentina, during 2003 the economy stabilized, evidenced by significant increases in consumption and prices in the beer industry. This positive trend has continued throughout 2004. However, current prices in U.S. dollar terms are still significantly lower than those prevailing in December 2001, before the Argentine peso devaluation. Nevertheless, further recovery in Argentina will depend on deep structural reforms in many areas, including the relationship between the federal government and the provinces, regulations in many markets, the resumption of external debt service, as well as the solution of the local energy crisis and an increase in investments to support the current economic growth.

Revenues from CCU Argentina in Chilean pesos are also subject to the volatility of exchange rates of the Chilean peso, U.S. dollar and Argentine peso in any given period, which may also affect the level of income reported from our foreign operations under Chilean GAAP.

The Chilean economy experienced significant growth of 6.1% in 2004. This positive trend has continued during 2005, growing 5.7% during the first quarter and expecting a growth between 5.25% and 6.25% for the whole year, according to the Central Bank of Chile. On the domestic side of the economy, private consumer demand has increased 5.6% during 2004, and interest rates continue at relatively low levels. In spite of the favorable economic climate, there can be no assurance that our products’ consumption will grow in the same proportion. Nevertheless, our margins have been affected during the first months of 2005 by cost pressures in our main raw materials due to higher oil prices and the Argentinean gas crisis that has forced us to use diesel oil instead of natural gas, both in Chile and Argentina.

We expect that our wine business will continue improving its profitability level, both in domestic and export markets, due to the measures we have been implementing to rationalize costs and expenses, reduce SKUs, increase prices and focus on the main export markets.

In addition, our beer brands in Chile may face increased competition from other brewers as well as from alcoholic beverages such as wine and spirits, and non-alcoholic beverages such as soft drinks. Beer consumption in Chile historically has been influenced by changes in domestic wine prices. Increases in domestic wine prices have tended to increases in beer consumption, while reductions in wine prices have tended to reduce or slow the growth of beer consumption. In fact, during the first months of 2005, beer consumption has increased strongly, as well as wine prices. Nevertheless, during the past years, wine price increases have not significantly influenced beer consumption levels due to factors like awareness of the positive effects of moderate wine consumption on health and higher wine quality. Similarly, the price of soft drinks has decreased relative to the price of beer over the past few years, due to lower packaging costs and the introduction of larger packaging formats, which may also affect further growth in beer consumption.

In recent months, the Argentine government began restricting gas exports to Chile due to supply problems in that country. This situation will have a cost effect on our beer production plants in Chile and Argentina, as well as our soft drinks plants in Chile. Additionally, we expect an increase in electrical power costs, related to these same gas restrictions. We do not need additional investments because our boilers can work with gas or with alternative fuels, such as diesel oil. Considering the current energy prices, we estimate that the higher costs at a consolidated level should not exceed Ch$2,200 million for 2005.

ITEM 6: Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth certain information with respect to our executive officers and members of our board of directors, as of May 31, 2005:

Directors	Position	Position Held Since	At CCU Since

Guillermo Luksic (1)	Chairman of the Board	September 1990	November 1986
	and Director	(Chairman) November
1986 (Director)
Giorgio Maschietto	Vice Chairman of the Board and Director	May 2001 (Vice Chairman) April 2001	April 2001
	Board and Director	Chairman) April 2001
(Director)
Jorge Carey	Director	April 2001	April 2001
Andrónico Luksic (1)	Director	November 1986	November 1986
Manuel José Noguera	Director	May 1987	May 1987
Carlos Olivos	Director	October 2003	October 2003
Philippe Pasquet	Director	June 2003	June 2003
Francisco Pérez	Director	July 1998	February 1991 (2)
Alejandro Strauch	Director	July 2003	July 2003

Senior Management	Position	Position Held Since	At Company Since

Patricio Jottar	Chief Executive Officer	July 1998	July 1998
Roelf Duursema	General Comptroller	January 2005	November 2004
Dirk Leisewitz (3)	Corporate Operations	January 2005	December 1987
Manager
Ricardo Bartel	Chief Financial Officer	May 2004	May 1990
Marisol Bravo	Corporate Affairs and	June 1994	July 1991
Public Relations Manager
Pablo De Vescovi	Human Resources	September 1998	November 1994
Manager
Francisco Diharasarri	ECUSA Manager	October 2003	June 1985
Johan Doyer	CCU Chile Manager	November 2003	November 2003
Alvaro Fernández	Cía. Pisquera de Chile	March 2005	September 1998
Manager
Hugo Ovando	Development Manager	September 2002	September 1997
Ricardo Reyes (4)	Viña San Pedro Manager	May 2004	July 1996

Fernando Sanchis	CCU Argentina Manager	May 1995	November 1994
____________________________________
(1)	Guillermo Luksic and Andrónico Luksic are brothers.
(2)	Francisco Pérez was our CEO between 1991 and 1998.
(3)	As of January 2005, Mr. Dirk Leisewitz assumed as Corporate Operations Manager, responsible for the Purchasing, Engineering and Legal Affairs divisions.
(4)	As of July 2005, Mr. Pablo Turner will replace Mr. Ricardo Reyes as VSP’s Manager. Mr. Ricardo Reyes will assume new responsibilities at CCU.

Guillermo Luksic (49), has served as our Chairman of the Board and Director since September 1990 and November 1986, respectively. He is currently Chairman of the Board of Directors of Quiñenco S.A., Telefónica del Sur S.A. and Madeco S.A., as well as a member of the board of directors of several other companies, including, ECUSA, CCU Argentina S.A., Compañía Pisquera de Chile S.A., Banco de Chile and IRSA.

Giorgio Maschietto (65), has served as our Vice Chairman of the Board and Director since April 2001. He is also currently a member of the board of directors of Viña San Pedro S.A., ECUSA, CCU Argentina S.A., Compañía Pisquera de Chile S.A., IRSA, Cecinas San Jorge S.A. and Multitiendas Corona S.A. Until his retirement in 1998, he held several positions at Unilever in Italy, United Kingdom and Chile. He received a degree in Chemical Engineering from the Catholic University of Chile.

Jorge Carey (62), has served as our Director since April 2001. He is currently the senior partner at the law firm Carey y Cía. He is also the chairman of Empresas Melón S.A., as well as member of the board of directors of Enaex S.A., Masisa S.A. and Compañía Minera Quebrada Blanca S.A. in Chile, and Aur Resources Inc. and The Chile Moneda Fund in Canada and Bermuda, respectively. He has been a professor of economic law at the Catholic University of Chile Law School and chairman of both the Chilean British Chamber of Commerce and the Chile Canada Chamber of Commerce in Santiago, Chile. He received his law degree from the Catholic University of Chile and his Master’s degree in Comparative Jurisprudence from the New York University Law School.

Andrónico Luksic (51), has served as our Director since November 1986. He is currently Vice Chairman of the Board of Banco de Chile and Quiñenco S.A., as well as a member of the board of directors of several other companies, including Madeco S.A.

Manuel José Noguera (55), has served as our Director since May 1987. He is currently Chief Legal Counsel of Quiñenco S.A. and senior partner at the law firm Morales, Noguera, Valdivieso y Besa Ltda. He has been working with the Luksic group for over 30 years. He is member of the board of several companies, including IRSA, Calaf S.A. and LQ Inversiones Financieras S.A. He received his law degree from the Catholic University of Chile.

Carlos Olivos (63), has served as our Director since October 2003. He is currently senior partner at the law firm Guerrero, Olivos, Novoa y Errázuriz Ltda., as well as member of the board of directors of IRSA, Banco Santander Santiago S.A. He received his law degree from the University of Chile and his Master’s degree in Comparative Jurisprudence from the New York University Law School.

Phillipe Pasquet (66), has served as our Director since June 2003. He is currently Heineken’s Director for Latin America and has been working for Heineken since 1976. He is member of the board of directors of CCU Argentina S.A., Viña San Pedro S.A., ECUSA, Compañía Pisquera de Chile S.A.and IRSA, as well as other Heineken companies in France. He received degrees from the Ecole

Superieure de Commerce at Dijon, France, the Institut International de Commerce at Paris, and the Centre Europeen d’Education Permanente at Fontainebleau, France.

Francisco Pérez (47), has served as our Director since July 1998. He is Chief Executive Officer of Quiñenco S.A. since 1998. Prior to joining Quiñenco, he was our CEO between 1991 and 1998. He is member of the board of several companies, including ENTEL S.A., CCU Argentina S.A., ECUSA, Viña San Pedro S.A., Compañía Pisquera de Chile S.A., IRSA, Banco de Chile, LQ Inversiones Financieras S.A. and Calaf S.A. He received a degree in Business Administration from the Catholic University of Chile and a Master’s degree in Business Administration from the University of Chicago.

Alejandro Strauch (39), has served as our Director since July 2003. He is currently Anheuser-Busch International Inc. Regional Vice President Central and South America and has been working with Anheuser-Busch since 1992. He is also a member of the board of directors of CCU Argentina S.A. and Grupo Modelo in Mexico. He received a degree in architecture from the Republic University in Uruguay and a Master’s degree in Business Administration from the University of Chicago.

Patricio Jottar (42), has served as our Chief Executive Officer since 1998. He is also currently a Director of CCU Argentina, ECUSA, Calaf S.A., Cervecería Austral S.A. and Compañía Cervecera Kunstmann S.A. and is Chairman of the Board of Viña San Pedro and Compañía Pisquera de Chile S.A.. Prior to joining us, he was Chief Executive Officer of Santander Chile Holding. He received a degree in Business Administration from the Catholic University of Chile and a Master’s degree in Economics and Business Administration from the Instituto de Estudios Superiores de la Empresa (“IESE”), in Barcelona, Spain.

Roelf Duursema (54), is our General Comptroller and has been with us since 2004. He has been working with Heineken since 1978, in different countries around the world, in marketing, sales, finance and information and technology positions, as well as General Management. Prior to joining us he was the Director for Corporate Information and Technology for the Heineken Group. He received a degree in Mechanical Engineering from the Technical University Delft in the Netherlands and a Master’s degree in Economics from the Erasmus University in Rotterdam.

Dirk Leisewitz (59), is our Corporate Operations Manager and has been with us since 1987. He is currently Chairman of the Board of Viña Santa Helena S.A., as well as Director of Cervecería Austral S.A., Compañía Cervecera Kunstmann S.A. and Clínica Alemana S.A., a major hospital in Chile. Additionally, he is member of the board of the Chilean-German Chamber of Commerce and Industry. Prior to his current position, he was our General Comptroller during 17 years. Prior to joining us, he was Division Manager of the Morgan Guaranty Group in Chile. He received a degree in Industrial Civil Engineering from the University of Chile, and a Masters in Administration and Management from the Catholic University of Louvain in Belgium.

Ricardo Bartel (40), is our Chief Financial Officer and he has been with us since 1990. Prior to his current position, he was General Manager of Transportes CCU. Among other assignments in different areas, he was Sales and Brand Manager at CCU Chile. He received a degree in Civil Engineering from the Catholic University of Chile and an Executive Master’s degree in business administration from the same university.

Marisol Bravo (45), is our Corporate Affairs and Public Relations Manager and has been with us since 1991. Prior to her current position she was Head of Special Projects. Before joining us, she was Assistant Manager of Marketing at Citicorp Mutual Funds. She received a degree in Business Administration from the University of Chile.

Pablo De Vescovi (52), is our Human Resources Manager and has been with us since 1994. Prior to serving in this capacity he was Human Resources Manager of ECUSA. Before joining ECUSA he was the Human Resources Manager of Embotelladora Chile S.A. (“Embochile”), a former PepsiCo bottler, and Human Resources Vice President of The Chase Manhattan Bank in Chile. He received a degree in Business Administration from the Catholic University of Chile.

Francisco Diharasarri (44), is the General Manager of ECUSA and has been with us since 1985. Prior to his current position, he was General Manager of CCU Chile, General Manager of ECUSA and General Manager of PLASCO. He is also currently Chairman of the Board of Calaf S.A. He received a degree in Civil Engineering from the University of Chile.

Johan Doyer (52), is the General Manager of CCU Chile and has been with us since 2003. He has been working with Heineken since 1978, in different countries around the world, in marketing and sales positions, as well as General Management. Prior to joining us he was General Manager at a Heineken brewery in the Democratic Republic of Congo, and also in Burundi, Reunion Islands and Vietnam. He received a degree in Industrial Engineering from TH Eindhoven of the Netherlands and a Master’s degree in Business Administration from INSEAD in France.

Alvaro Fernández (38), is the General Manager of Compañía Pisquera de Chile and has been with us since 1998. Prior to his current position, he was General Manager of Pisconor and our Development Manager. He is also Director of Cervecería Austral S.A. and Compañía Cervecera Kunstmann S.A. Prior to joining us he was Commercial Manager of Santander Life Insurance Company and Vice President of Citicorp. He received a degree in Business Administration from the Catholic University of Chile.

Hugo Ovando (34), is our Development Manager and has been with us since 1997. Prior to his current position, he was Corporate Projects Manager. He received a degree in Business Administration from the Catholic University of Chile and a Master’s degree in Business Administration from Babson College.

Ricardo Reyes (50), is the General Manager of VSP and he has been with us since 1996. Prior to his current position, he was our Chief Financial Officer for almost 8 years. Prior to joining us, he worked 18 years at Esso Chile Petrolera, an Exxon affiliate, holding the positions of Operations Manager, Financial and Planning Manager, and Information System Manager. He received a degree in Civil Engineering from the Catholic University of Chile.

Fernando Sanchis (44), is the General Manager of CCU Argentina and has been with us since 1995. Prior to joining us, he was Chief Financial Officer of Embochile, a former PepsiCo bottler and held the same position at Uruguay’s PepsiCo’s bottler. He received an accounting degree from the Buenos Aires University of Argentina.

Our senior managers are full time employees, therefore, they do not perform business activities outside us. The principal business activities of our directors are summarized in the following table:

Directors	Business Activities

Guillermo Luksic	Chairman of Quiñenco
Giorgio Maschietto	Director of Companies
Jorge Carey	Senior Partner of Carey & Cía. (law firm)
Andrónico Luksic	Vice Chairman of Banco de Chile
Manuel José Noguera	Legal Counsel of Quiñenco
Carlos Olivos	Senior Partner of Guerrero, Olivos, Novoa & Errázuriz (law firm)
Philippe Pasquet	Heineken’s Director for Latin America
Francisco Pérez	Quiñenco’s CEO
Alejandro Strauch	Anheuser-Busch International, Inc. Regional Vice President
Central and South America

On January 13, 2003, the existing shareholders’ agreement was amended in order to allow the Schörghuber Group to sell its interest in IRSA to Heineken Americas B.V., a subsidiary of Heineken International B.V. On April 17, 2003, the Schörghuber Group gave Quiñenco formal notice of the sale of its interest in IRSA to Heineken International B.V. Currently, Heineken Chile Ltda., a Chilean limited corporation controlled by Heineken Americas B.V., owns 50% of IRSA’s shares. As of December 31, 2004, IRSA’s primary shareholders’ agreement gives Quiñenco the right to propose to our board of directors the candidates for Chief Executive Officer, and to Heineken Chile Ltda. our General Comptroller and CCU Chile’s General Manager. On the other hand, under the agreement, neither Quiñenco nor Heineken Chile Ltda. can separately, directly or indirectly, buy or sell our shares.

Compensation

For the year ended December 31, 2004, the aggregate amount of compensation paid and the expenses reimbursed by us to all our directors was Ch$1,809 million.

Each year, our board of directors makes a proposal to the shareholders regarding their compensation, which is generally approved during the annual general shareholders’ meeting. In accordance with the decisions made at a shareholders’ meeting, the compensation of our board of directors consists of a fixed monthly fee of UF 100 per board member, and twice as much for the Chairman, along with profit-sharing equivalent to 5% of distributed dividends. Additionally, the board members that participate in the Directors Committee and in the Business Committee, receive a compensation of UF25 and UF17, respectively, by each session they assist. In 2004, total compensation paid by us and our subsidiaries to each of our directors for services rendered was as follows:

	Attendance meetings fee (1)	Dividend participation		Expense reimbursement
Director			Subtotal		Total

	(thousands of Ch$)

Guillermo Luksic	Ch$85,551	Ch$153,681	Ch$239,232	Ch$4,825	Ch$244,057
Giorgio Maschietto	43,787	153,681	197,468	1,888	199,356
Johannes Bauer (2)	-	76,841	76,841	-	76,841
Jorge Carey	25,931	153,681	179,612	159	179,771
Peter Hellich (3)	-	115,260	115,260	2,475	117,735
John Koykka (4)	-	76,841	76,841	-	76,841
Andrónico Luksic	20,740	153,681	174,421	159	174,580
Manuel José Noguera	20,740	153,681	174,421	159	174,580
Carlos Olivos (3)	20,740	38,420	59,160	159	59,319
Philippe Pasquet (2)	67,457	78,521	145,978	264	146,242
Francisco Pérez	77,120	157,041	234,161	4,202	238,363
Alejandro Strauch (4)	44,562	76,841	121,403	159	121,562
____________________________________
(1)	Include remuneration for members of the Directors and Business Committees.
(2)	Mr. Philippe Pasquet was designated as a permanent Board member in June 2003, after the resignation of Mr. Johannes Bauer.
(3)	Mr. Carlos Olivos was designated as a permanent Board member in October 2003, after the resignation of Mr. Peter Hellich.
(4)	Mr. Alejandro Strauch was designated as a permanent Board member in July 2003, after the resignation of Mr. John Koykka.

For the year ended December 31, 2004, the aggregate amount of compensation paid to our senior managers, to the area managers of our operating subsidiaries and to the managers of the service units that report to our CEO, was Ch$5,067 million (Ch$4,366 million in 2003). We do not and are not required under Chilean law to disclose to our shareholders or otherwise make public information as to the compensation of our individual senior managers.

We do not maintain any stock option, pension or retirement programs for our directors or senior managers. Nevertheless, VSP’s Board of Directors called for an extraordinary shareholders meeting to be held on July 7, 2005, in order to approve a capital increase to be partially used for stock option programs for its executives.

Board Practices

We are managed by our board of directors which, in accordance with our bylaws (Estatutos), must consist of nine directors who are elected at the annual shareholders’ meeting. The entire board of directors is elected for three years and the last election of directors took place in April 2004. The board of directors may appoint replacements to fill any vacancies that occur during periods between annual shareholders’ meetings. If such a vacancy occurs, the entire board of directors must be renewed at the next following annual shareholders’ meeting. Our senior managers are appointed by the board of directors and hold office at the discretion of the board of directors. There are regularly scheduled meetings of the board of directors once a month; extraordinary meetings are specially summoned by the Chairman at the request of any of the board of directors members. The board of directors does not have an executive committee. Nevertheless, we have a Business Committee formed by some of our board members that meets regularly to review our business strategies, the main initiatives to be taken and other issues of special relevance, that are later resolved by the Board. The director’s service contracts do not contain any provisions for benefits upon termination of employment.

Directors Committee. The Chilean Corporations Act was amended, effective December 20, 2000. The following is a summary of the main provisions of the amendment. Under the amendment, the boards of directors of corporations whose market capitalization reaches or exceeds 1.5 million Unidades de Fomento (as of May 31, 2005 approximately Ch$26,111 million) shall designate a comité de directores or

“directors committee”. If the market capitalization falls below this threshold, the obligation to designate an directors committee disappears. However, corporations which do not reach the threshold may voluntarily assume the obligations concerning the directors committee, in which case they shall strictly follow the provisions of the amendment.

The directors committee has the following powers and duties:

  to examine the independent accountants’ reports, the balance sheets, and other financial statements submitted by the corporation’s managers or liquidators to the shareholders, and issue an opinion about them prior to their submission for shareholder approval;
  to propose to the board of directors the independent accountants and the risk rating agencies, which the board must then propose to the shareholders. Should the board of directors disagree with the directors committee’s proposal, the board shall be entitled to make its own proposal, submitting both to the shareholders for their consideration;
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
  to examine the managers’ and chief executives’ remuneration policies and compensation plans; and
  all other matters contemplated in our bylaws or entrusted to the directors committee by a shareholders’ meeting or the board of directors.

For purposes of the related party transactions mentioned in the third bullet point above, the following persons are considered by the Securities Market Law and the Chilean Corporations Act to be related to a company:

  any entities within the financial conglomerate to which the company belongs;
  corporate entities that have, with respect to us, the character of parent company, affiliated company, subsidiary or related company. Parent companies are those that control directly or indirectly more than 50% of the subsidiary’s voting stock (or participation, in the case of business organizations other than stock companies), or that may otherwise elect or appoint, or cause the election or appointment, of the majority of the directors or officers. Limited partnerships (sociedades en comandita) may likewise be affiliates of a corporation, whenever the latter has the power to direct or guide the administration of the general partner (gestor) thereof. Related companies are those that, without actually controlling the affiliate, own directly or indirectly 10% or more of the affiliate’s voting stock (or participation, in the case of business organizations other than stock companies), or that may otherwise elect or appoint, or cause the election or appointment of at least one board member or manager;
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
  in the case of a corporate entity, is influenced in its management by the company; or
  holds an employment or position which affords the person access to non-public information about us and our business, which renders the person capable of influencing the value of the company’s securities.

However, a person shall not be considered to be related to a company by the mere fact of owning up to 5% of the company, or if the person is only an employee of the company without managerial responsibilities.

The directors committee’s discussions, agreements, and organization are regulated, in every applicable matter, by the Chilean Corporations Act provisions relating to board of directors’ meetings. The directors committee shall inform the board of directors about the manner in which it will request information and about its resolutions.

In addition to the general liabilities imputable to any director, the directors that compose the directors committee shall, in the exercise of their duties, be jointly and severally liable for any damage caused to the corporation or the shareholders.

The directors committee shall be composed of three members, the majority of which shall be independent. Independent directors are those that would have been elected even if the votes cast in the director’s favor by the controlling shareholder and its related persons had not been counted. However, a majority of directors related to the controlling shareholder is permissible if there is an insufficient number of independent directors. Should there be more than three directors entitled to participate in the directors committee, the board of directors shall elect the members of the directors committee by unanimous vote. Should the board of directors fail to reach an agreement, the matter shall be decided by drawing. Our directors committee is composed of Messrs. Jorge Carey, Alejandro Strauch and Francisco Pérez, of whom the first two are independent directors and the third one appointed with the controlling shareholder’s votes.

The members of the directors committee shall be remunerated. The amount of such remuneration shall be established annually by the shareholders, taking in consideration the duties that the directors committee members shall perform. The remuneration of our directors committee members is 25 Unidades de Fomento (as of May 31, 2005, approximately ThCh$435) per directors committee meeting.

The shareholders shall determine the budget of the directors committee and those of its advisors, and the directors committee shall be allowed to request the recruitment of professionals to fulfill its duties, within the limits imposed by the budget. The activities of the directors committee and its expenses, including its advisors’ expenses, shall be included in the annual report and conveyed to the shareholders. The budget of our directors committee and its advisors is 1,000 Unidades de Fomento (as of May 31, 2005, approximately ThCh$17,407).

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

Under Chilean law there is no legal obligation to have independent directors. However, Chilean law establishes a number of principles of general applicability designed to avoid conflicts of interests and to establish standards for related party transactions. Specifically, directors elected by a group or class of shareholders have the same duties to the company and to the other shareholders as the rest of the directors, and all transactions with the company in which a director has an interest, either personally (which includes the director’s spouse and certain relatives) or as a representative of a third party, require prior approval by the board of directors and must be entered into on market terms and conditions. Furthermore, such transactions must be reviewed by the directors committee (as defined below) and disclosed at the next meeting of shareholders. Pursuant to NYSE rule 303A.00, we may follow Chilean practices and are not required to have a majority of independent directors.

Committees. The NYSE listing standards require that listed companies have a Nominating/Corporate Governance Committee, a Compensation Committee and an Audit Committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified by the listing standards.

Under Chilean law, the only board committee that is required is the directors committee (comité de directores), composed of three members, such committee having a direct responsibility to (a) review the company’s financial statements and the independent auditors’ report and issue an opinion on such financial statements and report prior to their submission for shareholders’ approval, (b) make recommendations to the board of directors with respect to the appointment of independent auditors and risk rating agencies, (c) review transactions in which directors have an interest and transactions between affiliated companies, and issue a report on such transactions, (d) review the Chief Executive Officer’s (“CEO”) and principal executive officers’ compensation policies and plans and (e) perform other duties as defined by the company’s charter, by the general shareholders’ meeting or by the board. A director who is a member of the directors committee is “independent” if, subtracting the votes of the controlling shareholder and its affiliates from the total number of votes given in favor of such director, he or she would have been nevertheless elected. Directors elected with the votes of the controlling shareholder and its affiliates may constitute the majority of the directors committee if there are not enough independent directors on the board.

Pursuant to NYSE Rule 303A.06, we must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005. Therefore, our board of directors, on the meeting held on June 1, 2005, appointed as members of our audit committee Messrs. Jorge Carey, Giorgio Maschietto, Carlos Olivos and Alejandro Strauch, all of them meet the independence criteria contained in the Exchange Act and the SEC Rule.

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

Employees

Chile

As of December 31, 2002, 2003 and 2004, we had a total of 3,462, 3,349 and 3,271 permanent employees in Chile, respectively. As of December 2004, 2,030 were represented by 37 labor unions. As of December 31, 2004, the average tenure of our full-time employees was approximately eight years.

The following table shows the breakdown of our employees by business segments:

Business	2002	2003	2004

Beer	993	952	924
Soft drinks and mineral water	887	857	873
Wine	613	549	470
Transportes CCU	584	597	487
Others (*)	385	394	517

Total	3,462	3,349	3,271

____________________________________
(*) Includes our corporate, as well as the pisco and plastic divisions

Unionized employees represent approximately 60% of our total permanent workforce. Our management believes it generally has a good relationship with the labor unions representing our employees.

During 2004, 612 employees renewed their collective contracts, all of them for a period of two years. The contract renewals are expected to increase the unionized workforce costs between 1% and 2%.

All employees who are terminated for reasons other than misconduct are entitled by law to receive a severance payment. In the years 2002, 2003 and 2004, we made severance payments in the amounts of Ch$1,096 million, Ch$1,294 million and Ch$1,575 million, respectively. Permanent employees are entitled to the basic payment, as required by law, of one month’s salary for each year, or six-month portion thereof, worked. This condition is subject to a limitation of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981. Severance payments to employees hired before August 14, 1981 are not subject to any limitation. Our employees who are subject to collective bargaining agreements have a contractual benefit to receive a payment in case of resignation, consisting of a payment of one monthly base salary for each full year worked, not subject to a limitation on the total amount payable but subject to a limitation on the total number of employees who can claim the severance benefit during any one year. In 2004, we laid off 464 employees.

We do not maintain any pension fund or retirement program for our employees. Workers in Chile are subject to a national pension fund law which establishes a system of independent pension plans,

administered by Administradoras de Fondos de Pensiones (“AFPs”). We have no liability for the performance of the pension plans or any pension payments to be made to the employees.

In addition to our permanent work force, as of December 31, 2004, we had 403 temporary employees, who were hired for specific time periods to satisfy short-term needs.

Argentina

a) Beer Business
As of December 31, 2002, 2003 and 2004, we had a total of 474, 458 and 514 permanent employees respectively. As of December 31, 2004, 337 employees were represented by three labor unions. Two of the labor unions are members of one federation, Federación Argentina de Trabajadores Cerveceros y Afines (the Argentine Beer Workers Federation, or “FATCA”). As of December 31, 2004, the average tenure of our employees in Argentina was eight and a half years.

Collective bargaining in Argentina is done on an industry-wide basis, rather than, as in Chile, on a company-by-company basis. According to the provisions of an agreement signed in 1975, salary levels of unionized workers are reviewed periodically. At the end of December 1998, an agreement was signed regulating working conditions and worker salaries for the period between January 1, 1999 and June 30, 2001. As of December 31, 2004, a new agreement was executed regulating working conditions and worker remuneration, in similar terms than the 1998 agreement.

In Argentina, as in Chile, all employees who are terminated for reasons other than misconduct are entitled by law to receive a severance payment. We made severance payments in connection with our Argentine beer operations in the amounts of Ch$429 million, Ch$48 million and Ch$100 million, in 2002, 2003 and 2004 respectively. According to the Argentine Labor Law, employees who joined us before October 1998 are entitled to the basic payment as required by law of one month’s salary for each year or fraction thereof worked. This monthly amount cannot exceed three times the average monthly salary established under the applicable collective bargaining agreement and cannot be less than the equivalent of two monthly salaries of the employee. For those employees hired after October 1998, the severance payment is the equivalent of 8.33% of a monthly salary for each month of tenure. As of January 8, 2002 a new temporary rule came into force. According to the current labor laws, the severance payment due to a dismissed employee is to be doubled. This rule, which is included in Law 25561, has been successively extended.

In addition to our permanent work force, as of December 31, 2004, we had 149 temporary employees, who were hired for specific time periods to satisfy short-term needs.

b) Wine Business
As of December 31, 2004 Finca La Celia, the Argentine subsidiary of Viña San Pedro had a total of 91 permanent employees. As of December 31, 2004, 42 were represented by one labor union. As of December 31, 2004, the average tenure of our employees in FLC was two years and eight moths. In addition to our permanent work force in FLC, we had 46 temporary employees, who were hired for specific time periods to satisfy short-term needs.

Share Ownership

Except as disclosed in “Item 7: Major Shareholders and Related Party Transactions – Major Shareholders”, as of December 31, 2004, our senior management and our board members in the aggregate owned less than one percent of the our shares.

We do not maintain stock option or other programs involving our employees in the capital of the Company.

ITEM 7: Major Shareholders and Related Party Transactions

Major Shareholders

Our only outstanding voting securities are our shares of our common stock. The following table sets forth information concerning the ownership of our common stock as of May 31, 2005, for each shareholder known to us to own more than 5% of the outstanding shares of our common stock and for all of our directors and executive officers as a group:

Shareholder	Number of shares owned	% Ownership

Inversiones y Rentas S.A.	196,269,358	61.62%
Our directors and executive
officers as a group (1)	52,453	0.02%

(1)	Does not include the 196,269,358 shares of our common stock owned by Inversiones y Rentas, which is 50% beneficially owned by the Luksic family, as discussed below.
Guillermo Luksic and Andrónico Luksic, our directors, are members of the Luksic family.

In addition, as of May 31, 2005, JPMorgan Chase Bank, the Depositary for our ADR facility, was the record owner of 13,771,320 shares of our common stock (4.51% of the outstanding common stock) deposited in our ADR facility.

As of May 31, 2005, we had 5,420 shareholders of record, of which 10 are not Chilean, excluding ADR holders. All shareholders have equal voting rights.

IRSA is a Chilean privately held corporation formed for the sole purpose of owning a controlling interest in us. IRSA is owned 50% by Quiñenco S.A., which is a holding company of the Luksic Group, and 50% by Heineken Chile Ltda., a subsidiary of Heineken International.

On November 12, 2004, Anheuser-Busch International Holdings, Inc. Chile II Ltd., sold all of its interest, amounting to 20% of our common stock, in a public auction on the Santiago Stock Exchange. The 63,695,333 shares were sold at a price of Ch$2,821 per share, which represented Ch$179,685 million.

Related Party Transactions

Article 89 of the Chilean Corporations Act, Law N° 18.046, requires that transactions with related parties be on terms similar to those of an arm’s length transaction. Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violations. In addition, Articles 44 and 50 of the Chilean Corporations Act provide that any related party transaction, including any transaction in which a director has a personal interest or is acting on behalf of a third party, may be executed only when such transaction is disclosed to the directors committee and previously approved by the board of directors, and the terms of such transaction are similar to those of an arm’s length transaction. If the conflicting interest transaction involves a “material amount,” the board of directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm’s length transaction. A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than UF2,000 (as of May 31, 2005, approximately ThCh$34,815) and exceeds 1% of the assets of the corporation, or if the amount exceeds UF20,000 (as of May 31, 2005, approximately ThCh$348,146) regardless of the size of the corporation.

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

We engage in a variety of transactions with affiliates of the Luksic Group and Heineken, the beneficial owners of IRSA, as well as with other shareholders of ours. Currently, Quiñenco and Heineken Chile Limitada, a Chilean limited corporation controlled by Heineken Americas B.V. are the only shareholders of IRSA, each with a 50% equity interest See “Item 4: Information on the Company – Organizational Structure”.

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

Subject to the above license agreements, on September 23, 2004, through our Argentine subsidiary Compañía Industrial Cervecera S.A., and Heineken Brouwerijen B.V., we signed a brewing agreement which provides us with the right to produce and package Heineken lager at our Santa Fe brewery, and for its sale and distribution in Uruguay by Heineken’s appointed Distributor. This agreement commenced on September 1, 2004 and shall automatically terminate on December 31, 2005.

Additionally, a Technical Assistance Agreement was executed with Heineken Technical Services B.V. on May 4, 2005, whereby the latter was appointed, on a non-exclusive basis, as our technical adviser in respect of operational aspects of our breweries, including also special services regarding project engineering for extensions of the breweries’ capacity and construction of new plants, assistance in development of new products, production methods and distribution systems as well as advise on purchasing systems, among others. This Agreement has an initial term of one year as from May 4, 2005, renewable for subsequent periods of one year each, unless either party gives not less than three months’ prior written notice to the other of its intention to terminate this Agreement.

We produce, bottle and distribute Budweiser beer in Argentina under the licensing agreement executed with Anheuser-Busch in December 1995, as amended. We and Anheuser-Busch also signed an investment agreement that gives Anheuser-Busch an option, until 2005, to increase its current participation in CCU Argentina from 7.9% up to 20.0% . We also sell imported Budweiser beer in Chile. See “Item 4: Information on the Company – Business Overview – Our Beer Business in Argentina” and “Item 4: Information on the Company – Business Overview – Our Beer Business in Chile”.

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

On November 12, 2004, Anheuser-Busch International Holdings, Inc. Chile II Ltd., sold all of its interest, amounting to 20% of our common stock, in a public auction on the Santiago Stock Exchange. The 63,695,333 shares were sold at a price of Ch$2,821 per share, which represented Ch$179,685 million.

Since our directors committee was established in 2001 as required by the Chilean Corporation Act, all related party contracts have been reviewed by it, and then approved by the board of directors, which approval also was a standard practice prior to the creation of the directors committee. Our principal related party contracts include rental of properties, the rendering of services and product sales.

Our principal transactions with related parties for the twelve-month period ended December 31, 2004, are detailed below:

Company	Relationship	Transaction	Amounts

			(thousand of Ch$)
Alufoil S.A.	Affiliate	Purchase of products	615,803
Alusa S.A.	Affiliate	Purchase of products	368,748
Anheuser Busch international Inc.	Affiliate	Purchase of products	2,671,706
		Sale of products	1,121,235
		Marketing contribution	377,898
Anheuser Busch Lat. Am. Develop. Corp.	Affiliate	Technical assistance (expense)	794,067
Banco de Chile	Affiliate	Purchase of time deposits	375,097,297
		Interest on time deposits	147,778
		Commissions paid	9,845
		Interest paid	62,878
		Collection services	113,122
		Forward contract	17,855,600
		Loans obtained	6,973,533
		Sale of products	5,924
Banchile Corredores de Bolsa	Affiliate	Purchase of investments	156,529,053
		Interest on investments	61,325
Calaf S.A.	Equity investee	Payments on behalf of related co.	137,672
		Services rendered (income)	494,895
		Purchase of products	5,670,962
		Capital paid in	5,143,463
Cervecería Austral S.A.	Equity Investee	Sale of raw materials	10,979
		Royalties received	106,943
		Royalties paid	440,020
		Affiliate payments	1,070
		Licenses and tech. assist. (income)	186,827
Comercial Patagona Ltda.	Affiliate	Purchase of products	8,800
		Advertising	10,000
		Services rendered (income)	997,431
		Sale of products	869,016
Compañía Cervecera Kunstmann S.A.	Equity Investee	Services rendered	12,601
		Sale of products	226
		Technical assistance recovery	4,067
		Affiliate payments	1,500
Cotelsa S.A.	Affiliate	Purchase of products	111,146
Editorial Trineo S.A.	Affiliate	Purchase of products	444,094
		Services received (expense)	13,565
Empresa Nacional de Telecomunicaciones	Affiliate	Services received (expense)	213,020
Entel PCS Telecomunicaciones S.A.	Affiliate	Services received (expense)	528,501
Hoteles Carrera S.A.	Affiliate	Services received (expense)	6,430
		Sale of products	2,267

Heineken Brouwerijen B.V.	Indirect	Services received (expense)	34,506
		Royalty	675,094
		Marketing contribution	334,554
		Sale of products	50,746
		Licenses and technical assistance	1,327,456
Inmobiliaria Norte Verde S.A.	Affiliate	Services received (expense)	50,055
Inmobiliaria y Constructora Vitacura 2650	Indirect	Sale of asset	7,377,477
Industria Nacional de Alimentos S.A.	Affiliate	Payment of shares	500
		Purchase of fixed asset	20,445
Paulaner Brauerei A.G.	Affiliate	Licenses and technical
		assistance received	16,421
Quiñenco S.A.	Affiliate	Services received (expense)	4,648
Telefónica del Sur S.A.	Affiliate	Services received (expense)	6,674
Telef. del Sur Servicios Intermedios S.A.	Affiliate	Services received (expense)	4,539
Viña Dassault San Pedro S.A.	Equity Investee	Sale of products and services	58,131
		Remittance received	2,080,553
		Remittance paid	33,298
		Payments on behalf of Dassault	1,529
Viña Tabalí S.A.	Equity Investee	Payments on behalf of Tabalí	6,903
		Purchase of products	28,987
		Sale of products	131,053
		Remittance received	1,278,835
		Remittance paid	7,215
		Purchase of raw materials	734
		Services rendered (income)	63,706

See Note 16 to our consolidated financial statements for information about the years 2002 and 2003.

Interests of Experts and Counsel

Not applicable

ITEM 8: Financial Information

Consolidated Statements and Other Financial Information

See “Item 18: Financial Statements and Exhibits” for the Company's Financial Statements and notes, audited by PricewaterhouseCoopers.

Wine Exports

We, through our subsidiary VSP, export wine to 69 countries. VSP is the second largest wine exporter in Chile. See “Item 4: Information on the Company – Business Overview – Our Wine Business”.

The following table presents our Chilean wine exports by volume, in Chilean pesos and as percentage of total sales for the last three years:

	2002	2003	2004

Exports (thousands of liters)	44,979	50,841	50,658
% of total sales	4.4%	4.6%	4.6%

Exports (Ch$ million)	52,516	52,689	51,307
% of total sales	14.7%	13.4%	12.2%

Legal Proceedings

As of May 31, 2005, the Company has no material legal proceedings.

Dividend Policy and Dividends

Our dividend policy is reviewed and established from time to time by our board of directors and reported to our annual shareholders’ meeting, which is generally held in April of each year. Each year our board of directors must submit its proposal for a final dividend for the preceding year for shareholder approval at the annual shareholders’ meeting. As required by the Chilean Corporations Act, unless otherwise decided by unanimous vote of the issued shares of our common stock, we must distribute a cash dividend in an amount equal to at least 30% of our net income for that year, after deducting any accumulated losses of previous years, or losses of subsidiaries in development stage. Our board of directors has the authority to pay interim dividends during any one fiscal year, to be charged to the earnings for that year.

Our board of directors announced at our annual shareholders’ meeting held on April 21, 2005, its decision to maintain the current dividend policy for future periods, which authorizes distribution of cash dividends in an amount equal to 50% of our liquid profits under Chilean GAAP for the previous year. Our dividend policy is subject to change in the future due to changes in Chilean law, capital requirements, economic results and/or other factors. During our last annual shareholders’ meeting, a dividend of Ch$62.80403 per share of common stock was approved, in addition to the interim dividend of Ch$27.00 per share of common stock distributed in January 4, 2005. Together, these dividend payments amounted to

Ch$28,603 million, representing 63.5% of 2004 net income available to be distributed as dividend, after the deduction of the loss of subsidiaries in development period.

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

The following table sets forth the amounts of interim and final dividends and the aggregate of such dividends per share of common stock and per ADS in respect of each of the years indicated:

Year ended December 31,	Ch$ Per share (1)			US$ Per ADS (2)

	Interim	Final (3)	Total	Interim	Final (3)	Total

2000	33.00	99.00 (4)	132.00	0.29	0.82	1.11
2001	33.00	33.00	66.00	0.24	0.25	0.49
2002	22.00	42.60	64.60	0.15	0.31	0.46
2003	33.00	51.59	84.59	0.29	0.41	0.70
2004	27.00	62.80	89.80	0.24	0.54	0.78
_____________________
(1)	Interim and final dividend amounts are expressed in historical pesos.
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

The following table sets forth the amounts of the extraordinary dividend per share of Common Stock and per ADS paid out of retained earnings approved at a special shareholders' meeting held on February 26, 2003, separated by payment dates:

Payment dates	Ch$ Per share (1)	US$ Per ADS (2)

March 14, 2003	177.00	1.18
August 29, 2003	235.00	1.68
October 10, 2003	117.67	0.91

Total	529.67	3.77

____________________________________
(1)	Dividend amounts are expressed in historical pesos.

(2)	U.S. dollars per ADR dividend information serves for reference purposes only as the Company pays all dividends in Chilean pesos. The Chilean peso amounts as shown here have been converted into U.S. dollars at the Observed Exchange Rate in effect at the date of the first payment. Note: The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

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

Significant Changes

On March 14, 2005 we entered into an association with the second largest pisco producer at that time, Control. This new joint venture was named “Compañía Pisquera de Chile S.A.”, to which the companies contributed principally with assets, commercial brands and – in the case of Control – also some financial liabilities. Currently we own 80% of Compañía Pisquera de Chile and Control owns the remaining 20%. According to ACNielsen numbers, Compañía Pisquera de Chile has 49.6% market share of the Chilean pisco industry. We estimate annual revenues of the Chilean pisco industry in approximately Ch$64,000 million.

ITEM 9: The Offer and Listing

Offer and Listing Details

For the periods indicated, the table below sets forth the reported high and low closing sales prices for the Common Stock on the Santiago Stock Exchange as well as the high and low sales prices of the ADSs as reported by the NYSE:

	Santiago Stock Exchange		NASDAQ/NYSE (since 3/26/99)
	(per share of common stock)(*)		(per ADS)

	High	Low	High	Low

	(Ch$)	(Ch$)	(US$)	(US$)
Years
2000	3,471	2,100	34.25	18.44
2001	3,085	2,250	26.15	15.81
2002	2,399	1,800	17.70	12.10
2003	2,780	2,125	22.69	14.50
2004	3,075	2,350	25.79	17.90
2005 (through May 31)	3,000	2,700	25.30	22.91
2003
1st quarter	2,626	2,125	17.90	14.50
2nd quarter	2,450	2,200	17.63	15.50
3rd quarter	2,740	2,195	19.40	16.00
4th quarter	2,780	2,379	22.69	16.96
2004
1st quarter	3,075	2,510	25.79	21.24
2nd quarter	2,930	2,350	24.05	17.90
3rd quarter	3,020	2,649	24.20	20.37
4th quarter	3,040	2,720	25.80	22.31
2005
1st quarter	3,000	2,700	25.30	23.30
Last six months
December 2004	3,000	2,825	25.60	24.11
January 2005	2,855	2,700	25.30	23.30
February	2,890	2,740	25.19	23.86
March	3,000	2,820	25.12	23.96
April	2,905	2,740	24.98	23.60
May	2,800	2,700	24.45	22.91
____________________________________
(*) Pesos per share of Common Stock reflect nominal price at trade date.

Significant trading suspensions of the Company's stock have not occurred in the last three years.

Plan of distribution

Not applicable

Markets

Our common stock is currently traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaíso Stock Exchange under the symbol “Cervezas”. The Santiago Stock

Exchange accounted for approximately 61% of the trading volume of our common stock in Chile in 2003 and 90% of such volume in 2004. The remaining 39% in 2003 and 10% in 2004 was traded mainly on the Chile Electronic Stock Exchange. Shares of our common stock were traded in the United States on the NASDAQ stock exchange between September 24, 1992 and March 25, 1999 and on the NYSE since March 26, 1999, in the form of ADSs, under the symbol “CU”, each representing five shares of our common stock, with ADSs in turn evidenced by ADRs. The ADSs are issued under the terms of a deposit agreement as amended dated September 1, 1992, among us, JPMorgan Chase Bank as depositary, and the holders from time to time of the ADSs.

The traded volume of our ADSs in the NYSE in the last three years is the following:

Year	Quarter	Traded Volume

		(Thousand of shares)

2002	1st quarter	2,137
	2nd quarter	2,335
	3rd quarter	1,680
	4th quarter	4,100

	Total	10,252

2003	1st quarter	5,599
	2nd quarter	1,659
	3rd quarter	2,233
	4th quarter	1,512

	Total	11,002

2004	1st quarter	1,112
	2nd quarter	688
	3rd quarter	718
	4th quarter	3,033

	Total	5,551

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

If the conflicting interest transaction involves a “material amount,” the board of directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm’s length transaction. A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than 2,000 Unidades de Fomento (as of May 31, 2005, approximately ThCh$34,815) and exceeds 1% of the assets of the corporation, or if the amount exceeds 20,000 Unidades de Fomento (as of May 31, 2005, approximately ThCh$348,146) regardless of the size of the corporation.

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

Action necessary to change the rights of holders of stock. Rights of stockholders are established by law and pursuant to the bylaws of a corporation. For certain modifications of shareholders’ rights, the law requires a special majority, such as the creation, increase, reduction or suppression of preferred stock, which may be adopted only with the consent of at least two-thirds of the affected series. Consequently any other impairment of rights not specifically regulated needs only an absolute majority (more than 50%) of the stock entitled to vote. However, the waiver of the shareholders’ right to receive no less than 30% of the net profits accrued in any fiscal year (the “minimum dividend”) requires the unanimous vote of all stockholders. The above notwithstanding, no decision of the shareholders’ meeting can deprive a shareholder of any part of the stock that he owns.

Our bylaws do not contemplate additional conditions in connection with matters described in this subsection.

Shareholders’ meetings. Our annual shareholders' meetings are to be held during the first four months of each year. During the meetings, determinations are made relating to particular matters, which matters may or may not be specifically indicated in the notice for such meeting.

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

Limitations on the right to own securities. The right to own any kind of property is guaranteed by the Chilean Constitution, and the Chilean Corporations Act does not contain any general limitation regarding the right to own securities. There are, however, certain limitations on the right of foreigners to own securities of Chilean corporations, but only for certain special types of companies. We are not affected by these limitations, and our bylaws do not contain limitations or restrictions in this regard.

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

Takeover defenses. Our bylaws do not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of us and that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries).

Ownership threshold. Our bylaws do not contain any ownership threshold above which shareholder ownership must be disclosed. For a description of the ownership thresholds mandated by Chilean law, see “– Rights, preferences and restrictions regarding shares”.

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

Cash dividends and Other Distributions Cash dividends paid by us with respect to the ADSs or shares of common stock held by a foreign holder will be subject to a 35.0% Chilean withholding tax, which is withheld and paid over by us, which we refer to as the Chilean withholding tax. A credit against the Chilean withholding tax is available based on the level of corporate income tax, or first category tax, actually paid by us on the taxable income to which the dividend is imputed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed. In addition, distribution of book income in excess of retained taxable income is subject to the Chilean withholding tax, but such distribution is not eligible for the credit. Under Chilean income tax law, for purposes of determining the level of the first category tax that has been paid by us, dividends generally are assumed to have been paid out of our oldest retained taxable profits. Presently, the first category tax rate is 17.0% . Whether the first category tax is imposed or not, the effective overall combined rate of Chilean taxes imposed with respect to our distributed profits would be 35.0% . Nevertheless, in the case that the retained taxable profits or exempted profits as of December 31 of the year preceding a dividend are not sufficient to attribute to such dividend, we will make a withholding of 35.0% of the amount that exceeds those retained taxable or exempted profits. In case such withholding is determined to be excessive before the end of the year, there will be rights to file for the reimbursement of the excess withholding.

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

In the case where the sale of the shares is made on a day that is different than the date in which the exchange is recorded, capital gains subject to taxation in Chile may be generated. However, following Ruling No. 3708 of the Chilean Internal Revenue Service, we will include in the deposit agreements a provision whereby the capital gain that may be generated if the exchange date is different than the date in which the shares received in exchange for ADSs are sold, will not be subject to taxation. Such provision states that in the event that the exchanged shares are sold by the ADS holders in a Chilean stock exchange on the same day in which the exchange is recorded in the shareholders’ registry of the issuer or within two business days prior to the date on which the sale is recorded in the shareholders’ registry, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction.

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

In order to be entitled to the exemption, foreign institutional investors, during the time in which they operate in Chile must:

  be organized abroad and not be domiciled in Chile;
  not participate, directly or indirectly, in the control of the issuers of the securities in which it invests and not hold, directly or indirectly, 10.0% or more of such companies’ capital or profits;
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

Cash Dividends and Other Distributions Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend paid before reduction for any net withholding (i.e., after taking into account any Chilean First-Category Tax creditable against Chilean Withholding Tax) by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the U.S. Holder, in the case of shares of Common Stock, or by the Depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction. Subject to a holder's satisfaction of certain holding period requirements, dividends included in income by a noncorporate U.S. holder during the period ending on December 31, 2008 are subject to tax at a maximum rate of 15% if the dividends are paid by a domestic corporation or “qualified foreign corporation.” A qualified foreign corporation generally includes a foreign corporation if (i) its shares (or ADSs) are readily tradable on an established securities market in the U.S. or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty, provided that (a) the corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company, or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company or foreign investment company. We believe that we should be treated as a qualified foreign corporation with respect to dividend payments to our ADS holders and, therefore, dividends paid to an individual U.S. holder of ADSs should be taxed at a maximum rate of 15%. However, you should be aware that the requirements to be treated as a qualified foreign corporation are not entirely clear and further guidance from the Internal Revenue Service may be forthcoming that could affect this conclusion. U.S. holders of Ordinary Shares directly, rather than through ADSs, should consult their own tax advisor about whether the 15% maximum rate applies to dividends they receive. The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. dollar value of the Chilean peso payments made, determined at the spot Chilean peso/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary foreign exchange gain or loss. Such gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes. Subject to certain generally applicable limitations, the net amount of any Chilean Withholding Tax (after reduction for the credit for Chilean First-Category Tax) paid over to Chile will be creditable against the U.S. Holder 's United States federal income tax liability. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States. In the case of U.S. individuals, if the reduced rate of tax on dividends applies to such holder, such limitations and restrictions will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Internal Revenue Code. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding their application to the particular circumstances of such holder.

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

Information Reporting and Backup Withholding. Dividends in respect of the Shares or ADSs and proceeds from the sale, exchange, or redemption of the Shares or ADSs may be subject to information reporting to the United States Internal Revenue Service and a backup withholding tax (currently, at a 28% rate) may apply unless the U.S. Holder furnishes a correct taxpayer identification number or certificate of foreign status or is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on Form W-9 and a non-U.S. Holder will provide such certification on Form W-8BEN.

Dividends and Paying Agents

Not applicable

Statement by Experts

Not applicable

Documents on Display

The documents concerning us, which are referred to in this annual report, may be inspected at our main offices at Bandera 84, Sixth Floor, Santiago, Chile.

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

Qualitative Information About Market Risk

Commodity Price Sensitivity

The major commodity price sensitivity faced by us is the variation of malt, sugar and grape prices. In Chile, we obtain our supply of malt from local producers and in the international market. We often are required to enter into commitments to purchase such commodities. The purchases and commitments expose us to risk regarding the fluctuation of commodity prices. Our risk management policy is to manage this risk through fixed price purchase contracts and occasionally entering into spot transactions which lock in prices for the commodity. During 2004, we imported 22,000 tons of malt. In Argentina during 2004, we purchased all of our malt from local and Chilean suppliers. See “Item 4: Information on the Company – Business Overview – Our Beer Business – Our Beer Business in Chile – Raw Materials” and “Item 4: Information on the Company – Business Overview – Our Beer Business – Our Beer Business in Argentina – Raw Materials”. We do not hedge these transactions. Rather, we negotiate yearly contracts with malt suppliers.

The principal commodity used in the production of soft drinks is sugar. We generally purchase our sugar requirements from Empresas Iansa S.A., the sole producer of sugar in Chile, and from exports. See “Item 4: Information on the Company – Business Overview – Our Soft Drinks and Mineral Water Business – Our Soft Drinks and Mineral Water Business in Chile – Raw Materials”. We do not hedge these transactions. Rather, we negotiate yearly price conditions with Empresas Iansa S.A.

The principal raw materials used in the production of wine are harvested grapes and purchased wine. VSP obtains approximately 49% of the grapes used for export wines from its own vineyards, thereby reducing grape price volatility. The majority of the wine sold in the domestic market is purchased from third parties. During 2004, we purchased the majority of our grape and wine needs based on yearly contracts at fixed prices from third parties. Spot transactions for wine are executed from time to time depending on additional wine needs. During the years 2002, 2003 and 2004, our wine subsidiary, VSP, bought grapes and wine in Chile in the amount of Ch$15,470 million, Ch$19,889 million and Ch$19,165 million, respectively. See “Item 4: Information on the Company – Business Overview – Our Wine Business – Raw Materials”.

Exchange Rate Sensitivity

The major exchange rate risk faced by us is the variation of the Chilean peso against the U.S. dollar. As of December 31, 2004, our foreign currency denominated liabilities amounted to Ch$113,954 million, most of which was U.S. dollar denominated. Foreign currency denominated interest-bearing debt (Ch$98,273 million) represented 72.4% of our total interest-bearing debt, all of which was U.S. dollar denominated. The remaining 27.6% was indexed to Chilean inflation. The Ch$98,273 million foreign currency denominated debt includes the US$100 million syndicated loan that is hedged through a cross currency interest rate swap agreement. Additionally, we had Ch$14,231 million (ThUS$25,531) in net notional amounts of derivative contracts to buy/sell U.S. dollars, as of December 31, 2004. To reduce the impact of any devaluation of the peso against the U.S. dollar, as of December 31, 2004, we held Ch$340 million in dollar-indexed instruments. In addition, we held other assets denominated in U.S. dollars equal to Ch$17,666 million, most of which were accounts receivable. Including the assets denominated in U.S. dollars, the net liability exposure to variations in foreign exchange rates was Ch$15,695 million.

As of the date of this annual report, our subsidiary VSP is in the process of issuing a local bond for UF1.5 million (approximately Ch$26,250 million) to replace its short-term dollar denominated debt.

According to Chilean generally accepted accounting principles, we applied TB 64 to translate and value investments in foreign subsidiaries (see Note 1 of our consolidated financial statements) as of December 31, 2004. Under TB 64, our foreign investments in CICSA and FLC are not subject to price-level restatements based on inflation in those countries. Instead, the U.S. dollar is considered the functional currency for CICSA and FLC. As a result, the effect of a devaluation of the peso against the U.S. dollar on our financial statements is determined, in part, by the impact of such devaluation on the value of our investments in CICSA and FLC, as well as on foreign currency denominated obligations that qualify as a hedge against those investments. These effects are recorded in the account “Cumulative translation adjustment” in shareholders’ equity. As of December 31, 2004, our investment in CICSA and FLC amounted to Ch$72,316 million, and foreign currency denominated obligations that were designed to hedge against these investments were pre-paid on November 9, 2004. Therefore, such amounts should not be included in determining the net exposure in Chile to foreign exchange that would have an impact on net income. As a result, the net accounting exposure with effect on the results of operations was a net liability of Ch$1,832 million.

CCU Argentina, as of December 31, 2004, had a net liability exposure of Ch$14,359 million due to financial debt denominated in U.S. dollars. At the same date, FLC had a net asset exposure of Ch$496 million due to short term assets. Additionally, according to TB 64 the Argentine peso net monetary asset position, as of December 31, 2004, amounted to Argentine Th$15,121 for CCU Argentina and a net asset position of Argentine Th$6,935 for FLC.

Interest Rate Sensitivity

As a result of borrowings and operations we are exposed to fluctuations in interest rates, which the Company manages primarily through its regular financing and derivative instruments. The Company has short-term and long-term debt with both fixed and variable interest rates. The Company’s Senior Management, including the Chief Financial Officer, establishes policies for new loans, time deposits, marketable securities and derivative contracts in order to manage such risks. The major interest rate risk which we face is a result of variable rate debt. We have debt indexed to both the LIBOR and the Tasa Activa Bancaria, or TAB rate, an average of the basic rates of the different financial institutions, determined daily by the Asociación de Bancos e Instituciones Financieras de Chile A.G., or the Chilean Banks and Financial Institutions Association. As of December 31, 2004, we had Ch$55,740 million of LIBOR-based interest-bearing debt outstanding, all of which was hedged through a cross currency interest rate swap agreement. See details below in the quantitative section. Our debt based on TAB rate represented only 2.6% of our total interest-bearing debt as of December 31, 2004. This TAB rate-based long-term debt, entered by our subsidiary VSP, amounted to Ch$2,627 million. Additionally, as of December 31, 2004, we had Ch$55,740 million of LIBOR-based interest-bearing debt outstanding, all of which was hedged through a cross currency interest rate swap agreement.

Quantitative Information About Market Risk

Commodity Price Sensitivity
The major commodity price sensitivity faced by us is the variation of malt prices.

The following table summarizes information about our malt and bulk wine inventories and futures contracts that are sensitive to changes in commodity prices, mainly malt prices. For inventories, the table presents the carrying amount and fair value of the inventories and contracts as of December 31, 2004. For these contracts the table presents the notional amounts in tons, the weighted average contract prices, and the total dollar contract amount by expected maturity dates.

Commodity Price Sensitivity as of December 31, 2004

	Carrying Amount						Fair Value
On Balance Sheet Position

Malt inventory (millions of Ch$)	Ch$2,623						2,815
Bulk wine inventory (raw material)	13,561						13,561

	Expected Maturity						Fair Value
	2005	2006	2007	2008	2009	Thereafter
Purchase Contracts

Malt:
Fixed Purchase Volume (tons)	48,000	23,000	23,000	23,000	-	-
Weighted Average Price (US$ per ton) (*)	306	290	290	290	-	-
Contract Amount (thousands of US$)	US$14,670	6,670	6,670	6,670	-	-	39,780
Grapes:
Fixed Purchase Volume (tons)	8,778	7,231	4,801	2,360	2,360	3,847
Weighted Average Price (Ch$ per kg.) (*)	234	195	186	186	186	186
Contract Amount (millions of Ch$)	Ch$2,054	1,410	893	439	439	716	6,874
Wine:
Fixed Purchase Volume (million liters)	16.8	-	-	-	-	-
Weighted Average Price (Ch$ per liter) (*)	192	-	-	-	-	-
Contract Amount (millions of Ch$)	Ch$3,222	-	-	-	-	-	3,222
____________________________________
(*)	Weighted average price estimation is calculated based on expected market prices. Prices to be paid by us are adjusted based on current market conditions.

As of December 31, 2003 we had malt purchase contracts for ThUS$27,180, which increased during 2004 mainly due to the purchase of higher volumes.

Exchange Rate Sensitivity

The major exchange rate risk faced by us is the variation of the Chilean peso against the U.S. dollar.

On May 9, 2003, the Cayman Islands Branch of Compañía Cervecerías Unidas S.A. entered into a US$135 million, five-year unsecured, syndicated loan agreement. This credit agreement had a variable interest rate of LIBOR + 0.75% in U.S. dollars, with five equal semi-annual amortization installments of principal beginning on the third anniversary of the closing. Interest payments are on a quarterly basis. The credit agreement was syndicated by 11 banks. This credit agreement was replaced by a new syndicated loan on November 9, 2004.

On November 9, 2004, the Cayman Islands Branch of Compañía Cervecerías Unidas S.A. entered into a US$100 million, five-year unsecured, syndicated loan agreement. This credit agreement had a variable interest rate of LIBOR + 0.30% in U.S. dollars until the third year anniversary, and LIBOR + 0.325% in U.S. dollars for the last two years. The entire principal will be paid at maturity. Interest payments are on a quarterly basis. The credit agreement was syndicated by 10 banks. To avoid the exchange and interest risks of this credit, we entered into a cross currency interest rate swap agreement for the total of the loan. As a consequence, we replaced the risk of LIBOR fluctuations for this credit agreement, by a fixed rate of 3.44% in UF (Unidad de Fomento), a daily indexed peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.

A portion of our subsidiaries operating revenue and assets and liabilities are in currencies that differ from our functional currency. However, since some of their operating revenues and expenses are in the same currency, this can create a partial natural hedge. In the case of our subsidiary Viña San Pedro, occasionally there exist short-term timing differences related to invoicing and cash collection which can generate currency exposure. We have entered into short-term US dollar currency forward contracts to mitigate this risk.

The following table summarizes our debt obligations, cash and cash equivalents, accounts receivable and derivative contracts in foreign currencies as of December 31, 2004, in million Chilean pesos, according to their maturity date, weighted-average interest rates and fair values:

Exchange Rate Sensitivity as of December 31, 2004
(millions of Ch$, except percentages and exchange rate)

	Expected Maturity Date
	2005	2006	2007	2008	2009	Thereafter	TOTAL	Fair Value

Debt Obligations

Variable rate (US$)
Short and medium term	Ch$38,943	3,387	-	-	-	-	42,331	41,821
Average int. rate	2.6%	2.8%	-	-	-	-	-
Syndicated loan (1)	203	-	-	-	55,740	-	55,943	55,295
Average int. rate	2.5%	-	-	-	Libor + 0.325	-

Cash and Cash Equivalents

Argentine Pesos	1,746							1,746
US$	1,374							1,374
Euros	3							3

TOTAL	3,123							3,123

Accounts Receivables

US$	15,066							15,066
Argentine Pesos	3,171							3,171
Others	774							774

TOTAL	19,011							19,011

Expected Maturity Date
	Notional amount	2005	2006	2007	2008	2009	Thereafter	TOTAL	Fair Value

Derivative Contracts (in
thousand of US$)

Receive Ch$/pay US$	US$16,370	US$16,370						US$16,370	-
Receive US$/pay Ch$	US$41,900	US$41,900						US$41,900	-
Receive US$/pay Ch$						US$100,000		US$100,000	US$ (9,744)

(1)	This US$ syndicated loan is hedged through a cross currency interest rate swap agreement which converts the entire US$ debt to Ch$ debt (UF3,526,116).

In accordance with Chilean generally accepted accounting principles, we apply TB 64 issued by the Chilean Institute of Accountants to translate and value investments in foreign subsidiaries (see Note 1 to our consolidated financial statements). Under TB 64, our foreign investments in CICSA and FLC are not subject to price-level restatements based on inflation in those countries. Instead, the U.S. dollar is considered to be the functional currency. As a result, the effect of a devaluation of the peso against the U.S. dollar on our financial statements is determined, in part, by the impact of such devaluation on the value of our investments in CICSA and FLC, as well as on foreign currency denominated obligations that qualify as a hedge against those investments. These effects are recorded in the account “Cumulative translation adjustment” in shareholder’s equity. As of December 31, 2004, our investment in CICSA and FLC amounted to Ch$72,316 million, foreign currency denominated obligations that were designated as a hedge against these investments were pre-paid on November 9, 2004, and the negative cumulative translation adjustment account amounted to Ch$6,179 million.

Interest Rate Sensitivity

Most of our debt is at a variable interest rate. However, we have entered into a cross currency interest rate swap related to our US$100 million syndicated loan to mitigate this risk. The major interest rate risk which we face is a rise in the TAB rate. As of December 31, 2004, our interest-bearing debt amounted to Ch$135,651 million (see Notes 9, 10 and 11 to the consolidated financial statements), 74.4% of which was variable-rate debt and 25.6% was fixed-rate debt. Our floating-rate debt which amounted to

Ch$2,627 million, excluding the syndicated loan, was Chilean peso denominated and tied to the TAB rate.

The following table summarizes debt obligations with interest rates by maturity date, the related weighted-average interest rates and fair values:

Interest-Bearing Debt as of December 31, 2004
(millions of Ch$, except percentages)

	Expected Maturity Date
	2005	2006	2007	2008	2009	Thereafter	TOTAL	Fair Value

Fixed rate
Ch$ (UF) (1) (2)	Ch$ 1,849	1,732	1,732	1,732	1,732	25,976	34,751	34,599
Interest rate	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
Variable rate
Ch$ (UF) (1)	883	872	872	-	-	-	2,627	2,482
Average int. rate	1.7%	1.7%	1.7%	-	-	-	1.7%
US$ (3)	39,146	3,387	-	-	55,740	-	98,273	97,116
Average int. rate	2.6%	2.8%	-	-	Libor +0.325	-	-
Derivative contract
Cross currency swap:								(5,432)
Receive US$ at Libor + 0.3/0.325					55,740		55,740
Pay Ch$ (UF) at 3.44%					61,062		61,062

(1)	A UF (Unidad de Fomento) is a daily indexed, peso-denominated monetary unit. The UF is set daily in advance based on the previous month's inflation rate.
(2)	Bonds issued in the Chilean market.
(3)	Includes the US$100 million syndicated loan that is hedged through a cross currency interest rate swap agreement.

ITEM 12: Description of Securities Other than Equity Securities

Not applicable

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

ITEM 15: Controls and Procedures

Our chief executive officer, or CEO, and chief financial officer, or CFO, have evaluated the effectiveness of our “disclosure controls and procedures” (as defined in Exchange Act rules 13a-14(c) and 15d-14(c)) as of December 31, 2004. These controls and procedures were designed to ensure that material information relating to us and our subsidiaries are communicated to our CEO and the CFO. Based on such evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC reports. There have been no significant changes in our internal controls and procedures or in other factors that could significantly affect these controls and procedures subsequent to the date of this evaluation.

ITEM 16A: Audit Committee Financial Expert

On our board meeting held on June 1, 2005, our Board appointed as members of our audit committee Messrs. Jorge Carey, Giorgio Maschietto, Carlos Olivos and Alejandro Strauch, all of them independent as defined by the Sarbanes-Oxley Act of 2002. The committee shall determine which of its members qualify as financial experts at its first meeting to be held in July 2005.

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

ITEM 16C: Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2003 and 2004:

	2003	2004

	(million of Ch$ as of December 2004)
Audit Fees	175	197
Audit-Related Fees	7	65
Tax Fees	-	30
All Other Fees	-	-

Total Fees	182	293

“Audit fees” in the above table are the aggregate fees billed by PricewaterhouseCoopers in connection with the review and audit of our semi-annual and annual consolidated financial statements, as well as the review of other fillings. “Audit-related fees” are the aggregate fees billed by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations regarding the Sarbanes-Oxley Act and due diligence related to transactions. “Tax fees” are fees billed by PricewaterhouseCoopers associated with the issuance of certificates for tax and legal compliance purposes.

Audit Committee Pre-Approval Policies and Procedures

As of July 2005, our newly appointed audit committee should, according to its duties, pre-approve all audit and non-audit services provided by our independent auditor, pursuant to Sarbanes-Oxley Act of 2002.

ITEM 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

ITEM 17: Financial Statements

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18: Financial Statements

See Annex for the Financial Statements

ITEM 19: Exhibits

Index to Exhibits

1.1	Company by-laws (incorporated by reference from Compañía Cervecerías Unidas S.A. Annual Report on Form 20-F for the year ended December 31, 2001, filed on June 28, 2002).

2.1	CCU Cayman Islands Branch US$100 million syndicated dated November 4, 2004.

8.1	Compañía Cervecerías Unidas S.A. significant subsidiaries (incorporated by reference from Compañía Cervecerías Unidas S.A. Annual Report on Form 20-F for the year ended December 31, 2003, filed on June 24, 2004).

12.1	Certification of Chief Executive Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

COMPAÑIA CERVECERIAS UNIDAS S.A.
AND SUBSIDIARIES

December 31, 2004

Consolidated Financial Statements

CONTENTS

Report of independent auditors
Audited financial statements:
   Consolidated Balance Sheet at December 31, 2004 and 2003
   Consolidated Statement of Income for the years ended December 31, 2004, 2003 and 2002
   Consolidated Statement of Cash Flows for the years ended December 31, 2004, 2003 and 2002
   Notes to the consolidated financial statements

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
A$	-	Argentine pesos
	€-	Euros
UF	-	A UF is a daily indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month’s inflation rate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Santiago, May 27, 2005

To the Board ofDirectors and Shareholders
Compañía Cervecerías Unidas S.A.

1	We have audited the accompanying consolidated balance sheets of Compañía Cervecerías Unidas S.A. and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2004, expressed in constant Chilean pesos. These financial statements are the responsibility of the Company' s management. Our responsibility is to express an opinion on these [mancial statements based on our audits.

2	We conducted our audits of these statements in accordance with generally accepted auditing standards in Chile and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessingthe accountingprincipIesused and significant estimates made by management, as well as evaluatingthe overall financial statementpresentation. We believe that our audits provide a reasonable basis for our opinion.

3	As described in Note 1, the accompanying consolidated financia! statements have been restated to reflect the effects of changes in the purchasingpower ofthe Chileanpeso on the Company's financia! position and results of operations. Furthermore, the [mancial statements as of December 31, 2002 and 2003 and for the years then ended have been restated in terms of constant Chilean pesos of December 31, 2004 purchasing power.

4	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financia! position of Compañía Cervecerías Unidas S.A. and its subsidiaries at December 31,2004 and 2003, and the results oftheir operations and their cash flows for each ofthe three years in the period ended December 31, 2004, in conformity with accounting principIes generally accepted in Chile.

5	As discussed in Note 2 to the consolidated financia! statements, the Company changed its method of va!uing inventory as of January 1,2002.

Santiago, May 27, 2005 Compañía Cervecerías Unidas S.A. 2

6	Accounting principIes generally accepted in Chile vary in certain important respects from accounting principIes generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

Santiago, Chile
May 27, 2005

COMPAÑIA CERVECERIAS UNIDAS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2004

	As of December 31,
ASSETS	2004	2003

	ThCh$	ThCh$
CURRENT ASSETS
Cash	11,829,776	11,137,334
Time deposits and marketable securities (Note 3)	53,366,089	42,641,415
Accounts receivable - trade and other, net (Note 4)	82,800,823	72,560,339
Accounts receivable from related companies (Note 15)	1,353,416	693,300
Inventories (Note 5)	53,815,989	56,419,679
Prepaid expenses	4,110,497	3,345,176
Prepaid taxes (Note 13)	2,761,819	2,870,407
Other current assets (Note 6)	13,189,678	15,512,606

Total current assets	223,228,087	205,180,256

PROPERTY, PLANT AND EQUIPMENT, net (Note 7)	301,257,865	321,649,649
OTHER ASSETS (Note 8)	67,754,774	64,833,911

Total assets	592,240,726	591,663,816

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term borrowings (Note 9)	31,883,540	36,676,320
Current portion of bank borrowings and bonds payable (Notes 10 and 11)	9,994,507	3,079,014
Dividends payable	9,313,164	11,562,544
Accounts payable	36,866,107	37,703,858
Notes payable	2,564,975	1,643,862
Other payables	3,231,312	4,718,833
Accounts payable to related companies (Note 15)	1,437,882	1,160,814
Accrued expenses (Note 12)	17,743,018	14,998,375
Withholding taxes payable	12,067,550	10,600,195
Income tax (Note 13)	-	1,802,375
Other current liabilities	115,295	322,461

Total current liabilities	125,217,350	124,268,651

LONG-TERM LIABILITIES
Bank borrowings (Note 10)	60,870,485	84,785,647
Bonds payable (Note 11)	32,902,395	18,932,774
Accrued expenses and other liabilities (Note 12)	9,523,313	12,274,440
Deferred income taxes (Note 13)	12,938,069	15,054,368
Deposits on bottles and containers	9,982,161	11,374,314

Total long-term liabilities	126,216,423	142,421,543

Total liabilities	251,433,773	266,690,194

MINORITY INTEREST	38,703,208	39,232,734

COMMITMENTS AND CONTINGENCIES (Note 17)

SHAREHOLDERS’ EQUITY (Note 14)
Common Stock (318,502,872 shares with no par value authorized
and outstanding)	174,225,237	174,225,237
Share premium	13,625,673	13,625,673
Other reserves	(53,762)	3,308,910
Retained earnings	114,306,597	94,581,068

Total shareholders’ equity	302,103,745	285,740,888

Total liabilities and shareholders’ equity	592,240,726	591,663,816

The accompanying notes 1 to 24 form an integral part of these consolidated financial statements.

COMPAÑIA CERVECERIAS UNIDAS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

Adjusted for general price-level changes and expressed
in thousands of constant Chilean pesos of December 31, 2004

	For the years ended
	December 31,

	2004	2003	2002

	ThCh$	ThCh$	ThCh$
OPERATING RESULTS
Net sales	420,638,093	393,665,837	358,083,243
Cost of sales	(202,622,248)	(193,934,033)	(176,460,767)

Gross margin	218,015,845	199,731,804	181,622,476
Selling and administrative expenses	(159,308,914)	(152,722,450)	(142,527,344)

Operating income	58,706,931	47,009,354	39,095,132

NON-OPERATING RESULTS
Non-operating income (Note 19)	4,371,180	25,102,209	6,509,380
Non-operating expenses (Note 20)	(10,564,821)	(12,412,479)	(9,963,679)
Price-level restatement and exchange differences (Note 21)	54,366	1,293,176	(3,803,506)

Income before income taxes and minority interest	52,567,656	60,992,260	31,837,327
Income taxes (Note 13)	(5,898,614)	(5,101,452)	(7,698,569)

Earning before minority interest	46,669,042	55,890,808	24,138,758
Minority interest	(1,275,176)	(450,481)	(1,296,085)

NET INCOME	45,393,866	55,440,327	22,842,673

The accompanying notes 1 to 24 form an integral part of these consolidated financial statements.

COMPAÑIA CERVECERIAS UNIDAS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted for general price-level changes and expressed in
thousands of constant Chilean pesos of December 31, 2004

	For the years ended
		December 31,

	2004	2003	2002

	ThCh$	ThCh$	ThCh$
CASH FLOWS FROM OPERATING ACTIVITIES

NET INCOME	45,393,866	55,440,327	22,842,673

CHARGES (CREDITS) TO INCOME NOT REPRESENTING
CASH FLOWS:
Depreciation	39,448,381	41,165,102	44,534,170
Amortization of goodwill	2,178,025	2,272,917	2,653,537
Amortization of negative goodwill	(38,562)	(42,121)	(51,467)
Amortization of other intangibles	401,080	401,271	426,238
Provision for impairment of property, plant and equipment
and write-offs of glass bottles, write-offs of
spare parts and other provisions	3,868,159	4,020,913	2,387,646
Equity in net income of unconsolidated affiliates (net)	(239,956)	(20,233,115)	(891,967)
Price-level restatement	(54,366)	(1,293,176)	3,803,506
Gain on sale of land and properties held for sale	(3,331,781)	(1,352,876)	(743,222)
Gain on sale of investments and other assets	(917)	(45,877)	43,279
Deferred income taxes	(1,912,955)	(2,299,656)	(2,852,120)
Other debits to net income that do not represent cash flows	2,621,548	2,312,908	5,089,553
Other credits to net income that do not represent cash flows	(2,743,808)	(2,694,773)	(749,435)
Minority interest	1,275,176	450,481	1,296,085

CHANGES IN ASSETS AND LIABILITIES AFFECTING
CASH FLOWS:
Accounts and notes receivable	1,182,890	(6,988,367)	(1,173,992)
Inventories	1,340,508	(4,947,813)	(4,272,482)
Other assets	(11,409,946)	(7,643,772)	(7,801,601)
Accounts payable affecting operating results	1,847,905	1,023,634	3,637,844
Interest payable	2,192,762	2,318,361	732,149
Income tax payable	(1,413,529)	2,270,369	(613,568)
Accounts payable affecting non-operating results	(4,751,344)	(2,123,431)	38,542
Value added tax	2,501,541	2,906,547	(1,291,369)

Net cash provided by operating activities	78,354,677	64,917,853	67,043,999

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted for general price-level changes and expressed in
thousands of constant Chilean pesos of December 31, 2004

	For the years ended
	December 31,

	2004	2003	2002

	ThCh$	ThCh$	ThCh$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	101,524,905	136,058,795	25,983,180
Repayments of bank borrowings	(113,765,399)	(44,716,288)	(29,543,278)
Proceeds from bonds	33,688,629	-	-
Repayments of bonds payable	(20,857,189)	(1,398,690)	(1,396,225)
Dividends paid	(28,885,853)	(192,999,419)	(23,913,110)
Other	(11,388,150)	2,850,681	2,046,115

Net cash used in financing activities	(39,683,057)	(100,204,921)	(26,823,318)

CASH FLOWS FROM INVESTMENT ACTIVITIES
Capital expenditures	(31,879,907)	(25,392,292)	(20,988,181)
Proceeds from sale of property, plant and equipment	8,285,473	2,564,636	874,874
Proceeds from sale of investments in unconsolidated affiliates	2,460	66,971,490	-
Proceeds from sale of other investments	-	38,454	58,425,277
Investments in unconsolidated affiliates	(4,193,375)	(35,016,042)	(14,826,067)
Investments in financial instruments	(13,901,342)	(25,852)	(36,252,457)
Accounts receivable from related companies	165,618	-	(294,965)
Other	(3,012,083)	213,314	15,168

Net cash (used in) provided by investment activities	(44,533,156)	9,353,708	(13,046,351)

Price-level restatement of cash and cash equivalents	(1,954,049)	(1,478,517)	1,685,003

NET (DECREASE) INCREASE IN CASH AND
CASH EQUIVALENTS	(7,815,585)	(27,411,877)	28,859,333

CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	68,014,718	95,426,595	66,567,262

CASH AND CASH EQUIVALENTS AT END OF YEAR	60,199,133	68,014,718	95,426,595

The accompanying notes 1 to 24 form an integral part of these consolidated financial statements.

COMPAÑIA CERVECERIAS UNIDAS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2004

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2004, except as indicated

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
                  POLICIES

Compañía Cervecerías Unidas S.A. (“CCU” or “the Company”) is the largest producer, bottler and distributor of beer in Chile. CCU’s line of beers includes a full range of super-premium, premium, medium-priced and popular-priced brands, which are primarily marketed under seven different brand names and one brand extension. The Company has three beer production facilities located throughout Chile, and has a nationwide production and distribution network. The Company also produces and distributes Heineken beer in Chile, and imports and distributes Budweiser beer in Chile.

The Company is one of the largest producers in the Argentine beer market. It has two beer production facilities in Argentina, in Salta and Santa Fe. The Company produces and distributes Heineken and Budweiser beers in Argentina, as well as its own propiety brands.

The Company also produces Chilean wine through a controlling interest in Viña San Pedro S.A. (“VSP”), Chile’s second largest wine exporter and third largest winery in the domestic market. VSP produces and markets premium, varietal and popular-priced wines under the brand families Viña San Pedro and Santa Helena.

The Company is the one of the largest mineral water producers and soft drink producers, bottler, and distributor in Chile of its proprietary brands and those brands produced under license from PepsiCo, Schweppes Holding Limited and Watt’s Alimentos S.A. The Company’s soft drink and nectar products are produced in three facilities located throughout Chile, and its mineral water is produced in two bottling plants in the central region of Chile.

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

The Company has issued its audited statutory consolidated financial statements in Spanish and in conformity with accounting principles generally accepted in Chile, which include certain notes and additional information required by the SVS for statutory purposes. Management believes that these additional notes and information are not essential for the complete understanding of the consolidated financial statements and accordingly, these notes and additional information have been excluded from the accompanying consolidated financial statements.

Certain minor reclassifications have been made in the 2002 and 2003 amounts to conform with the 2004 presentation.

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

The consolidated financial statements for the years 2004, 2003 and 2002 include the following significant subsidiaries:

	At December 31,

	2004	2003	2002

	%	%	%
Percentage of direct and indirect ownership:

Aguas Minerales Cachantun S.A	99.93	99.93	99.93
Andina de Desarrollo S.A	52.40	52.40	52.38
ECUSA (previously Comercial CCU Santiago S.A.) (1)	99.94	99.76	99.76
CCU Cayman Limited	99.94	99.94	99.94
Cervecera CCU Chile Limitada	99.99	99.99	99.99
Comercial e Industrial Calafquen S.A. (2)	99.97	99.97	-
Compañía Cervecerías Unidas Argentina S.A	89.22	89.22	89.18
Compañía Industrial Cervecera S.A. (“CICSA”)	88.51	88.51	88.48
Embotelladoras Chilenas Unidas S.A (1)	-	99.94	99.94
Fábrica de Envases Plásticos S.A	99.99	99.99	99.99
Finca Eugenio Bustos S.A. (3)	60.32	60.32	-
Finca La Celia S.A. (4)	60.32	60.32	-
Inversiones Ecusa S.A. (9)	99.94	99.94	99.94
Pisconor S.A. (5)	99.99	99.99	99.99
Saint Joseph Investment Limited	99.94	99.94	99.94
San Pedro Limited (6)	60.33	-	-
South Investment Limited	99.94	99.94	99.94
Southern Breweries Establishment (7)	99.97	99.97	-
Transportes CCU Limitada	99.99	99.99	99.99
Vending y Servicios CCU Limitada (10)	99.94	99.94	99.94
Viña San Pedro S.A. (8)	60.33	60.33	60.33
Viña Santa Helena S.A	60.26	60.26	60.27
Viña Urmeneta S.A. (8)	60.32	60.32	60.32

(1)	Comercial CCU Santiago S.A. and Embotelladoras Chilenas Unidas S.A.

Comercial CCU Santiago S.A. held an extraordinary shareholders meeting on October 14, 2004, in which the shareholders agreed to increase its capital from ThCh$ 41,250,470 to ThCh$ 180,053,415 through the issuance of 1,387,032,870 shares for ThCh$ 138,802,945. Each share was worth Ch$ 100.07185. In the same meeting, the shareholders agreed to issue an additional 1,249,036,970 shares which the Company had the preferred right to purchase. As payment, the Company transferred 63,864,417 shares of Embotelladoras Chilenas Unidas S.A. with a value of ThCh$ 124,993,440 to Comercial CCU Santiago S.A.

On November 30, 2004, Embotelladoras Chilenas Unidas S.A. was dissolved as a result of all its shares being owned by Comercial CCU Santiago S.A., who, for all legal effects, is the continuing entity. This transaction did not result in any gain or loss for the Company.

During the same meeting, the shareholders agreed to change the Comercial CCU Santiago S.A. name to Embotelladoras Chilenas Unidas S.A. (ECUSA).

(2)	Comercial e Industrial Calafquén S.A., was incorporated on December 10, 2003.

(3)	Finca Eugenio Bustos S.A. was incorporated on June 4, 2002, in order to market fine wines in the world market. On January 1, 2003, this subsidiary concluded its development stage as defined by the SVS and was consolidated as of January 1, 2003.

(4)	On January 1, 2003, Finca La Celia S.A. concluded its developmental stage as defined by the SVS and was consolidated as of January 1, 2003. On July 16 and July 20, 2004, Viña San Pedro S.A. contributed capital amounting to US$ 3,500,000, equivalent to ThCh$ 2,180,094 (historic).

(5)	Inversiones Trovador S.A. was purchased by the Company on May 10, 2002, and on December 6, 2002, changed its name to Pisconor S.A. The purpose of this entity is to develop and expand the Company’s pisco business.

(6)	San Pedro Limited was incorporated on December 23, 2004, as a subsidiary of Viña San Pedro S.A. in the United Kingdom.

(7)	On April 10, 2003, the Company purchased an additional 50% interest in Southern Breweries Establishment (“Southern”) resulting in a total ownership interest of 99.97%. Prior to April 2003, the Company owned 49.97% of Southern and accounted for this investment under the equity method. Upon the acquisition of the additional interest, the Company began consolidating the entity. Southern sold substantially all of its assets on March 31, 2003, and is primarily a holding entity with minimal assets.

(8)	Viña Urmeneta S.A.

Viña Urmeneta S.A. is the holding company for the Company’s Argentine wine business. During the year 2004, the Company decided to focus Viña Urmeneta S.A.’s activities on the development of new businesses. In order to do so, it reduced Viña Urmeneta S.A.’s capital in the amount of ThCh$ 15,733,183 (historic) which was paid through the transfer of its investments in Argentina (Finca La Celia S.A.) to Viña San Pedro S.A., a subsidiary of the Company, and a payment to Viña Santa Helena S.A., also a subsidiary of the Company, amounting to ThCh$ 15,733,183 (historic). At the same time, Viña Urmeneta S.A. capitalized its other reserves for ThCh$ 5,721,568.

The above mentioned transaction resulted in Viña San Pedro S.A. increasing its ownership interest in its subsidiary Finca La Celia S.A. to 99.91%.

In accordance with Circular 981 of the SVS, disbursements made during the organization and start- up stage of subsidiaries which are not assignable to tangible or intangible assets are included in Shareholder’s equity as pre-operating stage deficits. Investments in controlled subsidiaries in the development stage are not consolidated; rather, they are accounted for under the equity method and included in Other Assets in the Consolidated Balance Sheets. At December 31, 2004 and 2003, the Company’s investments in Viña Dassault San Pedro S.A. and Viña Tabalí S.A. were considered to be in the development stage.

(9)	Inversiones Ecusa S.A. was formed on September 27, 2002 in order to operate foreign subsidiaries.

(10)	Vending, Servicios CCU Limitada was established on March 15, 2002 with the purpose of selling non-alcoholic beverages using vending machines.

c) Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosures of contingent liabilities. Management makes its best estimate of the ultimate outcome for these items based on historic trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could differ from amounts estimated include: the carrying value of property, plant and equipment, the adequacy of the allowance for doubtful accounts, the carrying value of goodwill and investments in unconsolidated affiliates and the determination of the liability for deposits for bottles and containers.

d) Price-level restatements

The financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the local currency during each year. For this purpose and in conformity with current Chilean regulations, non-monetary assets and liabilities and equity accounts have been restated by charges or credits to income. Furthermore, the income and expense accounts have been restated in terms of year-end constant pesos. In accordance with Chilean tax regulations and accounting practices, the restatements were calculated based on the official Consumer Price Index of the National Institute of Statistics, applied one month in arrears, which was 2.5%, 1.0% and 3.0% for the years ended November 30, 2004, 2003 and 2002, respectively. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile. For comparative purposes, the consolidated financial statements as of December 31, 2003 and 2002 and the amounts disclosed in the related footnotes have been restated in terms of Chilean pesos of December 31, 2004 purchasing power. The above-mentioned price-level restatements do not purport to present appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of assets and liabilities exposed to the effects of inflation.

e) Foreign currency

Balances in foreign currency included in the Consolidated Balance Sheets and summarized in Note 21 have been translated into Chilean pesos at the market (“observed”) exchange rates determined by the Central Bank of Chile in effect at each year end as follows:

	2004	2003	2002

U.S. Dollar	557.40	593.80	718.61
Euro	760.13	744.95	752.55
Unidad de fomento (UF)	17,317.05	16,920.00	16,744.12

f) Time deposits and marketable securities

Time deposits are reported at cost plus accrued interest and price level restatements at each year-end.

Marketable securities include money market funds, promissory notes and common equity shares which are reported at the lower of their historic cost plus price-level restatements (“restated cost”) or market value. Money market funds are stated at market value based on year-end quoted values.

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

Effective January 1, 2002, the Company changed the method used to value its finished goods from direct cost, which includes only raw materials, to a method that includes raw materials, labor and overhead costs (see Note 2). For the year ended December 31, 2001, the inventory portion of Costs of sales in the Consolidated Statements of Income was stated at replacement cost excluding labor and overhead.

i) Prepaid expenses

Prepaid expenses are shown at cost plus price-level restatements and include prepayments for advertising, insurance premiums, computer maintenance services and others, and are amortized over the period of the benefit. Long-term portions of prepaid expenses are included in Other assets in the Consolidated Balance Sheets.

j) Other current assets

Other current assets primarily includes securities acquired pursuant to repurchase agreements which are stated at cost plus accrued interest and price-level restatements, and short-term deferred income taxes.

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

Purchased software is being amortized over periods between four and seven years.

Repairs and maintenance costs are charged against income while improvements are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by reversing the cost and accumulated depreciation accounts, with any related gain or loss reflected in Non-operating income or Non-operating expense in the Consolidated Statements of Income.

l) Other assets

Other assets include land and buildings held for sale which have been adjusted to their estimated realizable values; trademarks which have been valued at cost plus price-level restatements and are amortized over a period of twenty years; bond discounts arising from bonds issued by the Company and other financing and refinancing cost.

Other assets also include the following:

Equity investments in unconsolidated affiliates

Investments in unconsolidated affiliates are accounted for using the equity method when Company has the ability to exercise significant influence over the operating and financial policies of the investee. Under Chilean GAAP, this is generally presumed to occur when the investor owns between 20% and 50% of the outstanding voting shares. Accordingly, the Company’s proportional share in the net income (or loss) of each investee is recognized on an accrual basis, after eliminating any unrealized profits or losses from transactions with the investees in Non-operating income or expense in the Consolidated Statements of Income.

Goodwill and negative goodwill

Under Chilean GAAP, effective January 1, 2004, Technical Bulletin N° 72 (“TB 72”) requires the determination of goodwill and negative goodwill based on the fair value of the acquired company. Prior to January 1, 2004, goodwill included the excess of the purchase price of companies acquired over their net book value; negative goodwill was established when the net book value exceeded the purchase price of companies acquired. Goodwill and negative goodwill also arise from the purchase of investments accounted for by the equity method.

Goodwill and negative goodwill are amortized over 20 years considering the expected period of return of the investment. The Company evaluates the recoverability of goodwill on a periodic basis.

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

m) Translation of foreign currency financial statements

The investments in the Argentine subsidiaries and in Karlovacka Pivovara dd (prior to its sale on March 31, 2003), are recorded in accordance with Technical Bulletin N° 64 of the Chilean Institute of Accountants. Under this pronouncement, the financial statements of foreign subsidiaries, which operate in countries that are exposed to significant risks, restrictions or inflation/currency fluctuations must first be remeasured into US dollars or Euros and then translated into Chilean pesos at the year-end exchange rate. As a result, no effect is given to price-level restatements based on inflation in those countries, the US dollar in the case of the Argentine subsidiaries and Euro in the case of Karlovacka Pivovara d.d., are considered to be the functional currency of these operations. Accordingly, the financial statements of these subsidiaries are prepared in accordance with Chilean GAAP, excluding the application of monetary correction, and then remeasured into US dollars and Euros as follows:

  monetary assets and liabilities are translated at the closing exchange rate for the period;

  all other assets and liabilities and shareholders’ equity are translated at historic rates of exchange;

  income and expense accounts are translated at average rates during the period; and

  the resulting exchange adjustments are included in the results of operations for the period.

The resulting foreign currency amounts are then translated to Chilean pesos at the closing exchange rate at the balance sheet date. The difference between the investments’ equity value arising from the financial statements remeasured as explained above and the net equity value at the beginning of the year restated by Chilean inflation, plus the proportional share of the investments’ income (or loss) for the year, is recorded as a “Cumulative Translation Adjustment” in Shareholders’ equity in the Consolidated Balance Sheets.

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

p) Income taxes and deferred income taxes

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletins N°s 60, 68 and 69 of the Chilean Institute of Accountants and Circular N° 1,466 of the SVS. The effects of deferred income taxes at January 1, 2000 that were not previously recorded, were recognized, in accordance with the transitional period provided by Technical Bulletin N° 60, against a contra asset or liability account (“complementary accounts”) and were recorded to offset the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability related. Deferred income taxes at January 1, 2000 are recognized in income beginning in 2002 as the temporary differences are reversed.

Deferred income tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax asset to an amount that is more likely than not to be realized.

The Argentine subsidiaries, with the exception of Finca La Celia S.A., have not recorded a current tax provision due to the existence of tax loss carryforwards (see Note 13). However, CICSA recorded a minimum imputed income tax (see Note 8) which has been included under Other assets in the Consolidated Balance Sheets as a tax recoverable as the taxes paid can be used to offset income taxes in future periods.

q) Employee vacations

Vacations are accrued as a liability when earned by employees and are included in Accrued expenses in the Consolidated Balance Sheets.

r) Deposits on bottles and containers

Deposits received on bottles and containers in circulation are classified as long-term liabilities. At December 31, 2004 and 2003, the amount of these deposits was determined based on the estimated redemption of the bottles and containers by customers and valued using the historic amount of the deposit. These deposits are not subject to price-level restatements.

s) Derivative instruments

The Company enters into hedging contracts including cross-currency interest rate swap agreements and foreign currency forward exchange contracts. The contracts are accounted for in accordance with Technical Bulletin N° 57, “Accounting for Derivative Contracts” (TB 57) of the Chilean Institute of Accountants. Under TB 57 all derivative instruments are recognized on the balance sheet at their fair value. Derivative instruments are accounted for as follows:

Hedge of forecasted transactions

The derivative instrument is stated at its fair value on the balance sheet and any change in the fair value is recognized on the balance sheet as an unrealized gain or loss in Other liabilities or in Other assets. When the contract is settled, the unrealized gain or loss on the instrument is recognized in earnings in Non-operating income or expense in the Consolidated Statements of Income.

Hedge of firm commitments

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

The balance of cash and cash equivalents is as follows:

	At December 31,
	2004	2003

	ThCh$	ThCh$

Cash	11,829,776	11,137,334
Time deposits (Note 3)	35,107,092	20,941,077
Money market funds (Note 3) and promissory notes	3,966,274	21,451,724
Securities purchased pursuant to resale agreements (Note 6)	9,295,991	14,484,583
Total	60,199,133	68,014,718

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

NOTE 2 - ACCOUNTING CHANGES

During 2004 and 2003, there were no accounting changes as compared to the prior year that could have a significant effect on the interpretation of these financial statements.

As indicated in Note 1 h), effective January 1, 2002, the Company changed the method used to value its finished goods from direct cost, which includes only raw materials, to a method which includes raw materials, labor and overhead costs. For the year ended December 31, 2002, the inventory portion of Costs of sales in the Consolidated Statements of Income was stated at replacement costs excluding labor and overhead cost. The change resulted in a credit to income amounting to ThCh$ 2,158,324, of which ThCh$ 1,798,149 was included in Non-operating results and ThCh$ 360,175 as a reduction to Cost of sales in the Consolidated Statements of Income.

NOTE 3 - TIME DEPOSITS AND MARKETABLE SECURITIES

Time deposits and marketable securities are summarized as follows:

	At December 31,
	2004	2003

	ThCh$	ThCh$

Time deposits	49,155,407	20,938,878
Money market funds	3,966,922	20,834,916
Common equity shares	243,760	244,975
Promissory notes	-	622,646

Total	53,366,089	42,641,415

NOTE 4 - ACCOUNTS RECEIVABLE - TRADE AND OTHER

Accounts receivable are summarized as follows:

	At December 31,
	2004	2003

	ThCh$	ThCh$

Trade accounts receivable	79,562,033	70,157,803
Other accounts receivable	7,838,883	6,697,288
Advances to suppliers	1,529,625	2,171,537
Allowance for doubtful accounts	(6,129,718)	(6,466,289)

Total	82,800,823	72,560,339

The changes in the allowance for doubtful accounts during the years ended December 31, 2004, 2003 and 2002 were as follows:

Year	Balance at beginning of period	Additions charged to cost and expenses	Write-offs of bad debts	Price-level restatement	Balance at end of period

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

2004	6,466,289	1,257,370	(1,463,394)	(130,547)	6,129,718
2003	5,690,275	2,663,048	(1,779,318)	(107,716)	6,466,289
2002	6,896,604	1,112,487	(1,822,046)	(496,770)	5,690,275

NOTE 5 – INVENTORIES

Inventories are summarized as follows:

	At December 31,
	2004	2003

	ThCh$	ThCh$

Finished goods	13,884,029	12,999,212
Production in process and semi-manufactured goods	1,639,167	1,358,118
Raw materials	32,445,813	35,871,364
Raw materials in transit	796,603	888,889
Supplies	3,250,544	3,015,561
Grape crop development costs	3,109,248	3,003,153
Obsolescence provisions	(1,309,415)	(716,618)

Total	53,815,989	56,419,679

NOTE 6 - OTHER CURRENT ASSETS

Other current assets are summarized as follows:

	At December 31,
	2004	2003

	ThCh$	ThCh$

Securities purchased pursuant to repurchase agreements	9,307,573	14,481,445
Deferred income taxes (Note 13)	2,866,231	249,541
Materials to consume	495,981	386,933
Other	519,893	394,687

Total	13,189,678	15,512,606

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (net) are summarized as follows:

	At December 31,
	2004	2003

	ThCh$	ThCh$

Land and buildings	82,792,735	84,313,728
Vineyards	27,643,719	26,496,645
Machinery and equipment	260,164,612	259,805,897
Bottles and containers	108,807,647	101,991,118
Fixtures and fittings	39,859,052	37,940,183
Construction in progress	9,274,511	7,925,345
Promotional assets	61,947,046	59,139,565
Fixed assets in transit	921,742	1,209,389
Software (net)	3,402,570	4,738,087
Other fixed assets	1,124,105	1,103,894
Increase arising from technical appraisal	8,640,911	9,221,581
Accumulated depreciation	(303,320,785)	(272,235,783)

Total property, plant and equipment (net)	301,257,865	321,649,649

NOTE 8 - OTHER ASSETS

	At December 31,
	2004	2003

	ThCh$	ThCh$

Land and buildings held for sale (a)	17,046,614	20,101,936
Investments in unconsolidated affiliates (b)	9,495,481	5,650,013
Goodwill, net (c)	26,498,820	29,774,439
Negative goodwill, net (d)	(502,402)	(590,698)
Prepaid expenses	1,225,982	1,125,194
Bond discount (Note 11)	851,710	473,404
Investments in other companies	37,931	51,583
Trademarks	10,387,595	7,683,829
Accumulated amortization of trademarks	(2,557,846)	(2,242,017)
Syndicated loan and bond issuance cost	3,295,046	597,124
Recoverable taxes (value added tax)	268,441	785,845
Recoverable taxes (minimum imputed income tax in Argentina)	1,642,505	1,259,262
Accounts receivable-trade and other	19,130	100,908
Other	45,767	63,089
Total	67,754,774	64,833,911

Land and buildings held for sale are summarized as follows:

	At December 31,
Location	2004	2003

	ThCh$	ThCh$

Osorno	6,361,511	7,150,540
La Serena	2,308,823	2,328,705
Quilicura	1,846,025	2,122,267
Perú	1,693,137	1,693,137
Talca	1,284,236	1,311,926
Limache	1,240,617	1,240,617
Argentina	827,346	893,924
Santiago (see Note 19)	638,854	2,568,482
Viña del Mar	444,093	311,212
Concepción	185,570	289,746
Valparaíso	140,366	126,630
Antofagasta	75,467	64,181
Temuco	569	569
Total	17,046,614	20,101,936

(b) Investments in unconsolidated affiliates at December 31 of each year are summarized as follows:

Company	Percentage owned		Investment carrying value		Equity in net earnings of affiliated companies recognized in income (loss)
	2004	2003	2004	2003	2004	2003	2002

	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Southern Breweries Establishment	-	-	-	-	-	20,363,728	1,227,169
Cervecería Austral S.A.	50.00	50.00	1,696,949	1,688,140	8,808	(184,211)	(196,244)
Viña Dassault San Pedro S.A.	50.00	50.00	1,220,755	1,657,285	-	-	-
Viña Tabalí S.A.	50.00	50.00	1,510,486	1,662,534	-	-	-
Compañía Cervecera
Kunstmann S.A	50.00	50.00	841,893	642,054	199,637	53,598	(138,958)
Calaf S.A.	50.00	-	4,225,398	-	31,511	-	-

Total			9,495,481	5,650,013	239,956	20,233,115	891,967

Southern Breweries Establishment

At December 31, 2002, the Company had a 49.97% ownership interest in Southern. Its primary objective was to maintain an investment (68.804%) in Karlovacka Pivovara d.d. (“Karlovacka”) a brewery operating in Croatia.

The Company acquired this investment in Southern in September 1994, resulting in goodwill with an amortized balance amounting to ThCh$ 88,216 at December 31, 2004, and ThCh$ 97,241 at December 31, 2003. On March 31, 2003, Southern sold its interest in Karlovacka recognizing a profit of ThCh$ 40,442,271 (historic). Accordingly, the Company recognized its 49.97% portion of this gain equivalent to ThCh$ 20,221,136 (historic) which is recorded as part of Equity in net income of unconsolidated affiliates in non-operating income (Note 19) in the Consolidated Statement of Operations.

On April 10, 2003, the Company purchased an additional 50% ownership interest of Southern. There was no goodwill associated with this acquisition. Upon acquisition of this interest, the Company began consolidating the operations of Southern.

Cervecería Austral S.A.

During November 2000, the Company acquired 50% of Cervecería Austral S.A. (“Austral”) at a cost of ThCh$ 4,549,729 (historic) generating goodwill of ThCh$ 2,367,964 (historic). The principal activity of Austral is the production, bottling and distribution of beer in Chile.

At December 31, 2004, Cervecería Austral S.A. holds a 99% interest in the subsidiary Comercial Patagona Limitada.

Viña Dassault San Pedro S.A

During October 2001, Viña San Pedro S.A., a consolidated subsidiary at the Company, acquired a 50% joint-venture stake in the newly formed Viña Totihue S.A., which is currently in the development stage. Viña San Pedro S.A. acquired 35,000 shares which were purchased through a cash payment of US$ 800,000 (equivalent to ThCh$ 547,000 - historic) and by contributing land with a value of US$ 2,700,000 (equivalent to ThCh$ 1,846,395 - historic).

On May 7, 2003, Viña Totihue S.A. changed its name to Viña Dassault San Pedro S.A.

Viña Tabalí S.A.

During August 2003, Viña Tabalí S.A. was incorporated with participation of Viña San Pedro S.A. and Sociedad Agricola Río Negro Limitada (a related company), each acquiring a 50% interest. Viña Tabalí S.A. is in the development stage. Viña San Pedro S.A. acquired 22,320 shares for ThCh$ 1,635,654 (historic). There was no goodwill associated with this transaction.

Compañía Cervecera Kunstmann S.A.

During May 2002, as a result of the acquisition of Pisconor S.A (formerly, Inversiones Trovador S.A.), the Company acquired an additional 30.7% ownership interest in Compañía Cervecera Kunstmann S.A. (“CCK”) resulting in a total ownership interest of 50.0% . Prior to May 2002, the Company owned a 19.3% interest in CCK.

Calaf S.A.

On December 15, 2003, Empresas Lucchetti S.A. and Lucchetti Chile S.A. formed Calaf S.A. with a total capital amounting to ThCh$ 1,000 divided into 1,000 shares, where each of the shareholders holds 50%. On December 23, 2003, Calaf S.A. increased its capital to ThCh$ 9,651,000, divided into 9,651,000 shares of which Embotelladoras Chilenas Unidas S.A. acquired 4,825,000. On January 9, 2004, Embotelladoras Chilenas Unidas S.A. purchased 500 of the initial shares issued from Lucchetti Chile S.A. for ThCh$ 500. As a result of the above, Embotelladoras Chilenas Unidas S.A. holds 50% of Calaf S.A. while the other 50% is held by Empresas Lucchetti S.A. During 2004, both shareholders have been funding their capital, in equal proportions, based on the needs of the entity. As of December 31, 2004, Calaf S.A. paid in capital totals ThCh$ 8,387,773.

During 2004, Calaf S.A. acquired the operating assets and liabilities from Calaf S.A.I.C., the original operating company. Acquired assets included intangible assets related to trademarks and industry knowledge. These assets and liabilities were bought at fair value.

(c) Goodwill (net of accumulated amortization) is summarized as follows:

	At December 31,
Company	2004	2003

	ThCh$	ThCh$

Compañía Industrial Cervecera S.A	10,817,596	12,932,617
Embotelladoras Chilenas Unidas S.A	8,346,027	8,908,681
Viña San Pedro S.A	4,302,102	4,696,740
Cervecería Austral S.A	2,074,481	2,206,219
South Investment Limited	869,683	932,175
Southern Breweries Establishment	88,216	97,241
Aguas Minerales Cachantun S.A	715	766

Total	26,498,820	29,774,439

(d) Negative goodwill (net of accumulated amortization) is summarized as follows:

Cervecería Austral S.A	110,319	128,069
Compañía Industrial Cervecera S.A	392,083	462,629

Total	502,402	590,698

NOTE 9 - SHORT-TERM BORROWINGS

Short-term borrowings relate to bank loans due within one-year and are denominated in the following currencies:

	At December 31,
	2004	2003

	ThCh$	ThCh$

United States dollars	31,883,540	36,469,729
Other	-	206,591

Total	31,883,540	36,676,320

The annual average rate of interest in 2004 related to the borrowings was approximately 2.63% (2.47% in 2003).

NOTE 10 - BANK BORROWINGS

The details of bank borrowings at December 31, 2004, are summarized as follows:

				Total at December 31, 2004	Annual interest rate
		Current
Bank	Currency	portion	Long-term

		ThCh$	ThCh$	ThCh$	%

Banco Estado	UF	883,317	1,743,102	2,626,419	1.67
Banco Estado	US$	1,695,193	3,387,383	5,082,576	2.78
Banco de Chile	US$	4,520,987	-	4,520,987	2.70
JP Morgan Chase	US$	202,894	55,740,000	55,942,894	Libor + 0.3
BBVA	US$	843,584	-	843,584	2.62

Total		8,145,975	60,870,485	69,016,460

The details of bank borrowings at December 31, 2003, are summarized as follows:

				Total at December 31, 2004	Annual interest rate
		Current
Bank	Currency	portion	Long-term

		ThCh$	ThCh$	ThCh$	%

Banco Estado	UF	896,000	2,618,572	3,514,572	2.46
Banco Sudameris		€231,836	-	231,836	3.40
Deutsche Bank	US$	245,405	82,167,075	82,412,480	Libor + 0.75

Total		1,373,241	84,785,647	86,158,888

On November 4, 2004, the Company signed an agreement to obtain a US$ 100,000,000, 5-year syndicated loan with the JP Morgan Security Inc. acting as the lead arranger. The interest rate on the loan is Libor plus 0.3% for the first three years and Libor plus 0.325% for the remaining two.

The loan requires the Company and its subsidiaries, Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A., to comply with the following covenants:

i)	The maintenance of a consolidated interest coverage ratio of at least 3.0 measured quarterly based on a moving average for the past four quarters.

ii)	The maintenance of a consolidated debt ratio lower or equal to 3.0.

Furthermore, it requires the Company to maintain a minimum consolidated equity of UF 15,000,000 at the end of each quarter.

Additionally, the loan requires that the Company comply with certain restrictions of a positive assurance nature, including the observance of the law, making tax payments, maintaining insurance and maintaining ownership and control of all relevant subsidiaries. It also requires the Company to comply with certain restrictions of a negative nature, such as not to provide chattel mortgages, except those authorized by the contract, not to enter into mergers, except for those permitted, and not to sell fixed assets, except under the terms and conditions set forth in the contract.

At December 31, 2004, the Company was in compliance with all covenants.

On November 9, 2004, the Company prepaid the balance of a 5-year syndicated loan, obtained on May 9, 2003, originally amounting to US$ 135,000,000. Deutsche Bank Securities Inc. and BBVA Securities Inc. were the lead arrangers agents for the loan. This operation did not generate significant effects in results.

Scheduled maturities of bank borrowings at December 31, 2004, are as follows:

Maturing during the years	ThCh$

2005	8,145,975
2006	4,258,933
2007	871,552
2008	-
2009	55,740,000

Total	69,016,460

NOTE 11 - BONDS PAYABLE

Bonds payable are summarized as follows:

	At December 31,
	2004	2003

Current portion
	ThCh$	ThCh$
Current portion
Principal	1,731,705	1,401,893
Accrued interest	116,827	303,880

Total	1,848,532	1,705,773
Long-term - Principal	32,902,395	18,932,774

Total	34,750,927	20,638,547

On December 1, 2004, the Company issued its series E bonds for a total notional amount of UF 2,000,000 at a discount of ThCh$ 897,857 (historic) which is being amortized over the term of the bonds. At December 31, 2004, ThCh$ 45,024 is included in other current assets and ThCh$ 851,710 under other assets in the Consolidated Balance Sheet. The only outstanding bonds at December 31, 2004, are the series E bonds.

The bonds have the following covenants:

i)	The Company is required to maintain a ratio of total liabilities to equity no greater than 1.5 to 1, calculated over its consolidated financial statements, and 1.7 to 1, calculated over its individual financial statements.

ii)	The maintenance of a coverage ratio of at least 3.0, measured quarterly based on a moving average for the past four quarters.

iii)	The Company must maintain a ratio of unpledged assets over its unsecured liabilities of at least 1.2, calculated quarterly over its individual and consolidated financial statements.

iv)	The Company must maintain, directly or indirectly, the ownership of at least 50% of the following subsidiaries: Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Viña San Pedro S.A.

v)	The Company must maintain, directly or through a subsidiary, the ownership of the “Cristal” trademark (related to beer).

vi)	The Company must maintain a minimum consolidated equity of UF 15,000,000 at the end of each quarter.

vii)	The Company must not sell or transfer assets representing more than 25% of its consolidated assets.

At December 31, 2004, the Company was in compliance with all covenants.

The series C and D bonds which were scheduled to mature in the years 2015 and 2006, respectively, were prepaid in full on September 30, 2004. No significant effects resulted from this transaction.

Scheduled maturities of bonds payable at December 31, 2004, are as follows:

Maturing during the years	ThCh$

2005	1,848,532
2006	1,731,706
2007	1,731,706
2008	1,731,706
2009	1,731,706
2010 to 2013	6,926,824
2014 to 2024	19,048,747

Total	34,750,927

NOTE 12 - ACCRUED EXPENSES AND OTHER LIABILITIES

The detail of accrued expenses is summarized as follows:

Short-term	2004	2003

	ThCh$	ThCh$

Advertising expenses on invoices not received	5,514,856	3,790,777
Provision for vacation expenses	2,926,862	2,970,476
Accrued expenses on invoices not received	2,478,113	2,211,804
Directors’ dividend sharing	1,277,376	1,510,555
Accrued legal employee benefits	1,048,391	595,506
Salaries payable	104,480	101,528
Employee benefits	25,325	33,644
Fees	24,727	59,366
Provision for severance indemnities	331,865	284,675
Value of forward exchange contracts (1)	1,360,989	32,809
Sales commissions	695,142	685,089
Bonus for employee achievements	972,025	586,690
Other	982,867	2,135,456

Total	17,743,018	14,998,375

Long-term	2004	2003

	ThCh$	ThCh$

Provision for severance indemnities	1,148,875	1,140,433
Value of cross-currency swap (2)	5,313,150	9,369,660
Deferral of gain on sale of land (Note 19)	2,137,403	-
Allowance for unrealized profit on hedge operation	8,771	763,707
Provision for lawsuits	803,966	510,326
Other	111,148	490,314

Total	9,523,313	12,274,440

(1)	At December 31, 2004, the Company has 30 outstanding forward contracts to hedge against variations in the exchange rate between the US dollar and the Chilean peso. These contracts hedge dollar denominated accounts receivable and bank loans and are accounted for as a hedge of a firm commitment under Chilean GAAP. The contracts are accounted for at fair value with unrealized gains and losses recorded in the income statement. These contracts mature during the year 2005.

(2)	At December 31, 2004, the Company has one outstanding cross-currency derivative contract intended to protect the Company against foreign currency and interest rate risk. The derivative contract is a hedge against future interest and capital payments amounting to US$ 100,000,000 related to the syndicated loan described in Note 10. Under Chilean GAAP, this derivative is considered to be a hedge of a firm commitment and is accounted for at fair value with unrealized gains and losses recorded in the income statement.

NOTE 13 - INCOME TAXES

The Company’s current tax provision for the year ended December 31, 2004, amounts to ThCh$ 7,239,251 (ThCh$ 7,058,788 in 2003). Although taxable results cannot be consolidated under Chilean legislation, a portion of the income tax that would have been payable on 2004, 2003 and 2002 results has been compensated by the application of tax loss carryforwards available in subsidiaries. At December 31, 2004, the Company’s Chilean subsidiaries had tax loss carryforwards amounting to ThCh$ 18,190,614 (ThCh$ 18,668,210 in 2003) which are available to apply against their own tax liabilities in future years. No expiration date is prescribed by Chilean law for tax loss carryforwards.

Additionally, CCU Argentina S.A. and its subsidiaries have tax loss carryforwards aggregating ThCh$ 17,985,504 at December 31, 2004 (ThCh$ 25,193,035 in 2003) which may be applied to reduce taxable income in Argentina during a five-year carryforward period.

The corporate income tax charge for the years ended December 31, 2004 and 2003, is analyzed as follows:

	2004	2003

	ThCh$	ThCh$

Current income tax provisions	7,132,782	7,013,416
Other taxes	106,469	45,372

Total current tax provision	7,239,251	7,058,788

Monthly provisional payments	(6,838,341)	(4,687,210)
Other credits	(454,328)	(569,203)

Net (recoverable) payable taxes	(53,418)	1,802,375

The net recoverable taxes is included under prepaid taxes, together with VAT and other current tax credits.

	2004	2003

	M$	M$

Income taxes recoverable	53,418	-
Other taxes recoverable	1,526,813	1,680,265
VAT credits	170,923	474,382
Tax credit in Argentina	979,135	650,611
Other	31,530	65,149

Prepaid taxes	2,761,819	2,870,407

At December 31, 2004 and 2003, the accumulated balances from deferred taxes originating from temporary differences were as follows:

	2004				2003

	Deferred assets		Deferred liabilities		Deferred assets		Deferred liabilities
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	890,197	1,017	-	-	940,694	1,042	-	-
Provision for staff vacation	415,421	-	-	-	409,010	-	-	-
Amortization of intangible assets	-	261,804	-	143,028	-	11,516	-	331,128
Fixed asset depreciation	-	-	-	18,168,891	-	-	-	20,671,564
Severance indemnities	-	-	-	385,619	-	-	-	398,174
Adjustment on bottle and container deposits	-	-	-	2,408,312	-	-	-	2,132,260
Software expenses capitalized	-	-	-	596,846	-	-	-	825,218
Operating expenses – crop farm	-	-	1,056,629	-	-	-	1,141,546	-
Tax loss carryforwards	1,196,122	8,278,683	-	-	598,609	11,429,210	-	-
Deferred debt issuance costs	-	-	96,842	560,158	-	-	-	-
Difference in inventory valuation	236,187	-	-	-	288,481	-	-	-
Loss unrealized on hedge operation	231,368	797,887	442	-	5,578	1,765,616	-	-
Allowance for land and buildings held for sale	-	1,083,240	-	-	-	1,082,827	-	-
Unrealized gain	-	207,955	-	-	-	359,107	-	-
Changes in allowances	216,189	191,101	92	-	130,162	452,555	972	-
Unrealized gain on sale of fixed asset	-	363,359	-	-	-	-	-	-
Other	1,325,576	1,478,024	432,092	190,430	505,569	992,710	445,021	203,114
Complementary accounts (net of amortization)	-	(9,035)	-	(1,064,674)	-	(96,342)	-	(1,464,821)
Valuation allowance	(58,732)	(4,203,494)	-	-	(1,041,023)	(7,955,972)	-	-

Total	4,452,328	8,450,541	1,586,097	21,388,610	1,837,080	8,042,269	1,587,539	23,096,637

The complementary accounts correspond to the accumulated effect of deferred income taxes which were not recorded until January 1, 2000 when Technical Bulletin N° 60 was adopted. The complementary accounts are amortized over the weighted -average terms of reversal of the corresponding temporary differences.

Effect on results:

	2004	2003	2002

	ThCh$	ThCh$	ThCh$

Current tax provision	(7,239,251)	(7,058,788)	(4,700,022)
Deferred income tax effects	2,225,795	2,590,022	(2,322,437)
Amortization of effects of deferred income taxes
accumulated at beginning of the year	(312,840)	(290,367)	(529,683)
Other-tax refunds	(572,318)	(342,319)	(146,427)

Total	(5,898,614)	(5,101,452)	(7,698,569)

NOTE 14 - SHAREHOLDERS’ EQUITY

The changes in the Shareholders’ equity accounts during 2002, 2003 and 2004 were as follows:

				Other reserves

	Number of shares	Common stock	Share premium	Surplus on technical appraisal of fixed assets and other	Pre-operating stage deficit	Cumulative adjustment translation	Retained earnings		Total

							Retained earnings	Net income for the year

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Balances at December 31, 2001 (historic)	318,502,872	163,391,177	12,778,372	3,365,156	(995,427)	10,688,475	194,480,336	27,866,700	411,574,789
Allocation of 2001 net income		-	-	-	995,427	-	26,871,273	(27,866,700)	-
Final dividend of Ch$ 33.00 (historic) per share		-	-	-	-	-	(10,510,595)	-	(10,510,595)
Price-level restatement		4,901,735	383,351	100,954	-	275,400	6,346,252	-	12,007,692
Proportional share of loss of subsidiary in
development period		-	-	-	(1,490,485)	-	-	-	(1,490,485)
Interim dividend of Ch$ 22.00 (historic) per share		-	-	-	-	-	-	(7,007,063)	(7,007,063)
Translation adjustment for the year		-	-	-	-	6,845,460	-	-	6,845,460
Net income for the year		-	-	-	-	-	-	22,064,886	22,064,886

Balances at December 31, 2002	318,502,872	168,292,912	13,161,723	3,466,110	(1,490,485)	17,809,335	217,187,266	15,057,823	433,484,684

Balances at December 31, 2002 restated to
constant December 31, 2004 pesos		174,225,237	13,625,673	3,588,290	(1,543,025)	18,437,114	224,843,117	15,588,611	448,765,017

Balances at December 31, 2002 (historic)	318,502,872	168,292,912	13,161,723	3,466,110	(1,490,485)	17,809,335	217,187,266	15,057,823	433,484,684
Allocation of 2002 net income		-	-	-	1,490,485	-	13,567,338	(15,057,823)	-
Final dividend of Ch$ 42.60 per share		-	-	-	-	-	(13,567,338)	-	(13,567,337)
Extraordinary dividend of Ch$ 177.00 per share		-	-	-	-	-	(168,700,000)	-	(168,700,000)
Price-level restatement		1,682,929	131,617	34,661	-	179,106	209,417	-	2,237,730
Proportional share of loss of subsidiary in
development period		-	-	-	(205,907)	-	-	-	(205,907)
Interim dividend of Ch$ 33.00 per share		-	-	-	-	-	-	(10,510,595)	(10,510,595)
Translation adjustment for the year		-	-	-	-	(18,055,122)	-	-	(18,055,122)
Equity adjustments		-	-	22	-	-	-	-	22
Net income for the year		-	-	-	-	-	-	54,088,124	54,088,124

Balances at December 31, 2003	318,502,872	169,975,841	13,293,340	3,500,793	(205,907)	(66,681)	48,696,684	43,577,529	278,771,599

Balances at December 31, 2003 restated to
constant December 31, 2004 pesos		174,225,237	13,625,673	3,588,313	(211,055)	(68,348)	49,914,101	44,666,967	285,740,888

Balances at December 31, 2003 (historic)	318,502,872	169,975,841	13,293,340	3,500,793	(205,907)	(66,681)	48,696,684	43,577,529	278,771,599
Allocation of 2003 net income		-	-	-	205,907	-	43,371,622	(43,577,529)	-
Final dividend of Ch$ 51.59 per share		-	-	-	-	-	(16,430,512)	-	(16,430,512)
Price-level restatement		4,249,396	332,333	87,515	-	(1,667)	1,874,514	-	6,542,091
Equity adjustments		-		2,899,435	-	-	-	-	2,899,435
Proportional share of loss of subsidiary in									-
development period		-	-	-	(362,710)	-	-	-	(362,710)
Interim dividend of Ch$ 27.00 per share		-	-	-	-	-	-	(8,599,577)	(8,599,577)
Translation adjustment for the year		-	-	-	-	(6,110,447)	-	-	(6,110,447)
Net income for the year		-	-	-	-	-	-	45,393,866	45,393,866

Balances at December 31, 2004	318,502,872	174,225,237	13,625,673	6,487,743	(362,710)	(6,178,795)	77,512,308	36,794,289	302,103,745

a)	As required by Chilean Law, capital has been modified to reflect the annual capitalization of its price- level restatement.

b)	The Company’s policy is to distribute 50% of net profits for the year as dividends.

c)
At the annual shareholders’ meeting held on April 22, 2004, the Shareholders agreed to distribute a final dividend of Ch$ 51.59 per share for a total of ThCh$ 16,430,512 (historic). This dividend was paid on April 30, 2004.

d)	During the same meeting, the shareholders agreed to absorb the accumulated pre-operating stage deficit at December 31, 2003, amounting to ThCh$ 205,907 (historic), with a charge to 2003 results.

e)	On December 1, 2004, the board of directors agreed to distribute an interim dividend of Ch$ 27 per share for a total of ThCh$ 8,599,577 (historic).

f)
The 2004 credit to other reserves of ThCh$ 2,899,435 (historic), resulted primarily from tax benefits related to the merger between Comercial CCU Santiago S.A. and Embotelladoras Chilenas Unidas S.A. (see Note 1 b)).

g)
At the extraordinary shareholders’ meeting on February 26, 2003, the shareholders agreed to distribute a special dividend of Ch$ 177 per share for a total of ThCh$ 56,375,008 (historic). Such dividend was paid on March 14, 2003. This special dividend represents approximately one third of the total amount of ThCh$ 168,700,000 (historic) to be paid as approved in the same meeting.

h)
At the annual shareholders’ meeting on April 24, 2003, the shareholders’ agreed to distribute a extraordinary dividend of Ch$ 42.59722 per share for a total of ThCh$ 13,567,337 (historic). This dividend was considered to distribute 100% of the 2002 profits.

i)
At the board of directors’ meeting on August 5, 2003, the directors agreed to distribute the outstanding balance of the special dividend in two installments, one of ThCh$ 74,848,175 (historic) on August 29, 2003, and the other of ThCh$ 37,476,817 (historic) on October 10, 2003.

j)	On December 16, 2003, the board of directors agreed to distribute an interim dividend of Ch$ 33 per share for a total of ThCh$ 10,510,595 (historic).

k)
At December 31, 2004, the subsidiary Viña San Pedro S.A. has a 50% interest in Viña Dassault San Pedro S.A., a company considered to be in development stage. Consequently, the Company recorded the related deficit, amounting to ThCh$ 270,986, directly in equity (ThCh$ 198,647 in 2003).

l)
At December 31, 2004, the subsidiary Viña San Pedro S.A. has a 50% interest on Viña Tabalí S.A., a company considered to be in the development stage. Accordingly, the Company recorded the related deficit, amounting to ThCh$ 91,724, directly in equity (ThCh$ 7,260, in 2003).

m)	At the shareholders’ meeting on April 26, 2002, the shareholders agreed to distribute a final dividend of Ch$ 33 per share for a total of ThCh$ 10,510,595 (historic).

n)	At the board of directors’ meeting held on December 3, 2002, the directors agreed to distribute an interim dividend of Ch$ 22.00 per share for a total of ThCh$ 7,007,063 (historic).

NOTE 15 - ACCOUNTS WITH RELATED COMPANIES

The Consolidated Balance Sheets at December 31, 2004 and 2003 includes the following accounts with related companies:

	2004		2003

Entity	Receivable	Payable	Receivable	Payable

	ThCh$	ThCh$	ThCh$	ThCh$

Agrícola Río Negro	12,210	-	12,514	-
Alufoil S.A	-	4,988	-	137,717
Anheuser - Busch International
Holdings Inc	31,628	69,859	-	231,081
Anheuser Busch Latin America
Development Corporation	-	196,266	-	168,033
Banco de Chile	8,791	-	6,465	7,126
Calaf S.A	80,395	461,943	-	-
Cervecería Austral S.A	72,704	162,287	66,619	123,286
Comercial Patagona Ltda	88,162	36,568	38,324	12,520
Compañía Cervecera Kunstmann S.A	75,602	54,394	70,002	114,905
Compañía de Teléfonos de Coyhaique S.A.	-	140	-	324
Compañía Minera Quebrada Blanca	-	-	9,771	-
Cotelsa S.A	-	8,577	-	46,205
Editorial Trineo S.A	-	5,057	-	-
Empresa Nacional de Telecomunicaciones	-	10,775	-	1,074
Entel PCS Telecomunicaciones S.A	-	6,482	-	26,483
Ferrocarriles de Antofagasta a Bolivia	-	-	306	-
Heineken Brouwerijen B.V	163,326	400,828	87,658	258,496
Hoteles Carrera S.A	15,768	41	20,821	2,821
Inmobiliaria Norte Verde S.A	-	-	-	22,117
Latincermex	21,793	-	-	-
Mineral Antofagasta S.A	162	-	166	-
Quiñenco S.A	825	-	-	7,747
Telefónica del Sur Carrier S.A	-	-	-	879
Viña Dassault San Pedro S.A	773,168	306	350,503	-
Viña Tabalí S.A	8,882	19,371	30,151	-

Total	1,353,416	1,437,882	693,300	1,160,814

NOTE 16 - SIGNIFICANT TRANSACTIONS WITH RELATED COMPANIES

The principal transactions with related companies are summarized below:

Company	Relationship	Transaction	2004	2003	2002

			ThCh$	ThCh$	ThCh$

Alufoil S.A.	Affiliate	Purchase of products	615,803	774,309	724,384
Alusa S.A.	Affiliate	Purchase of products	368,748	-	-
Anheuser Busch International Inc.	Affiliate	Transfer on current account	-	-	446,365
		Purchase of products	2,671,706	2,929,272	2,011,323
		Sale of products	1,121,235	1,161,540	1,106,320
		Marketing contribution	377,898	421,015	-
Anheuser Busch Latin America
Development Corporation	Affiliate	Licenses and technical
		Assistance (expense)	794,067	609,197	539,739
Antofagasta Mineral S.A.	Affiliate	Invoiced products	-	-	171
Banco de Chile	Affiliate	Purchase of time deposits	375,097,297	488,945,499	157,149,393
		Interest on time deposits	147,778	411,353	529,635
		Commissions paid	9,845	78,281	117,700
		Interest paid	62,878	204,670	65,276
		Collection services	113,122	176,192	133,055
		Forward contract	17,855,600	41,156,784	63,590,925
		Loans obtained	6,973,533	520,715	2,034,974
		Sale of products	5,924	6,023	2,451
Banchile Corredores de Bolsa	Affiliate	Purchase of investments	156,529,053	178,891,943	124,704,559
		Interest on investments	61,325	201,972	44,061
Banedwards S.A. Corredores
de Bolsa	Affiliate	Interest on investments	-	-	22,165
Calaf S.A.	Equity investee	Payments on behalf of
		related companies	137,672	-	-
		Services rendered (income)	494,895	-	-
		Purchase of products	5,670,962	-	-
		Capital paid in	5,143,463	-	-
Cervecería Austral S.A.	Equity investee	Purchase of products	-	5,058	6,811
		Services received (income)	-	10,444	28,705
		Sale of raw materials	10,979	50,625	105,673
		Distribution services (expense)	-	18,064	-
		Royalties received	106,943	-	346,426
		Royalties paid	440,020	475,478	-
		Affiliate payments	1,070	19,081	-
		Licenses and technical
		assistance (income)	186,827	60,745	-
		Advertising	-	20,500	-
Comercial Patagona Ltda.	Affiliate	Purchase of products	8,800	33,361	10,775
		Transport	-	-	14,350
		Advertising	10,000	-	-
		Services rendered (income)	997,431	38,657	1,561
		Sale of products	869,016	696,709	373,387
Compañía Cervecera
Kunstmann S.A.	Equity investee	Purchase of products	-	192,157	144,922
		Services rendered	12,601	-	-
		Sale of products	226	-	-
		Technical assistance recovery	4,067	27,797	-
		Affiliate payments	1,500	64,589	-
		Expenses recovery	-	30,436	-
Cotelsa S.A.	Affiliate	Purchase of products	111,146	184,996	152,469
		Services received (expense)	-	-	3,563
Editorial Trineo S.A.	Affiliate	Purchase of products	444,094	384,496	189,273
		Services received (expense)	13,565	51,713	23,609

Company	Relationship	Transaction	2004	2003	2002

			ThCh$	ThCh$	ThCh$
Empresa Nacional de
Telecomunicaciones S.A.	Affiliate	Services received (expense)	213,020	369,339	369,741
Entel PCS
Telecomunicaciones S.A.	Affiliate	Services received (expense)	528,501	499,571	115,905
Finca La Celia S.A.	Affiliate	Reimbursement of expenses	-	-	139,166
		Purchase of products	-	-	18,820
		Interest on current account	-	-	1,354
		Services rendered (income)	-	-	77,557
		Remittance due to issuance of
		capital	-	-	14,100,137
		Remittance sent	-	-	4,489,104
		Remittance received	-	-	4,417,914
Hoteles Carrera S.A.	Affiliate	Services received (expense)	6,430	29,392	22,244
		Sale of products	2,267	17,176	12,092
Heineken Brouwerijen B.V.	Indirect	Services received (expense)	34,506	18,414	-
		Royalty	675,094	280,115	-
		Marketing contribution	334,554	285,519	-
		Sale of products	50,746	-	-
		Licenses and technical assistance	1,327,456	367,805	-
Inmobiliaria del Norte Ltda.	Affiliate	Services received (expense)	-	23,067	-
Inmobiliaria Norte Verde S.A.	Affiliate	Services received (expense)	50,055	-	50,127
Inmobiliaria y Constructora
Vitacura 2650	Indirect	Sale of asset	7,377,477	-	-
Karlovacka Pivovara d.d.	Affiliate	Services rendered (income)	-	-	35,386
Lanzville Investments
Establishment	Affiliate	Interest charged	-	-	51,991
		Adjustment paid	-	1,961	-
Industria Nacional
de Alimentos S.A.	Affiliate	Payment of shares	500	-	-
		Purchase of fixed asset	20,445	-	-
Paulaner Brauerei A.G.	Affiliate	Licenses and technical
		assistance received	16,421	102,498	77,112
Quiñenco S.A.	Affiliate	Services received (expense)	4,648	-	-
Soc. Agrícola y Ganadera
Río Negro Ltda.	Affiliate	Purchase of products	-	346,242	9,330
		Sale of products	-	9,991	4,737
Southern Breweries
Establishment	Equity investee	Advances on current account	-	-	337,549
		Payments on behalf of SBE	-	-	142,246
		Interest charged	-	-	56,445
Telefónica del Sur Carrier S.A.	Affiliate	Services received (expense)	-	8,826	2,007
Telefónica del Sur S.A.	Affiliate	Services received (expense)	6,674	45,630	12,182
Telefónica del Sur
Servicios Intermedios S.A.	Affiliate	Services received (expense)	4,539	-	-
Viña Dassault San Pedro S.A.	Equity investee	Purchase of products	-	-	3,927
		Sales of products and services (income)	58,131	155,106	150,861
		Remittance received	2,080,553	-	-
		Remittance paid	33,298	-	-
		Payments on behalf of Dassault	1,529	18,361	-
		Fixed asset transfer	-	-	1,753,280
		Reimbursement of expenses	-	-	1,812
Viña Tabalí S.A.	Equity investee	Payments on behalf of Tabalí	6,903	358	-
		Purchase of products	28,987	-	-
		Sale of products	131,053	-	-
		Remittance received	1,278,835	-	-
		Remittance paid	7,215	-	-
		Purchase of raw materials	734	-	-
		Services rendered (income)	63,706	-	-

As described in Note 19, during December 2004 the Company sold land to Inmobiliaria y Constructora Vitacura 2650 S.A. (Vitacura S.A.) for the purpose of constructing an office building. Inversiones Inmobiliarias Ocho S.A. (Ocho S.A.) is the owner of 7.1731% of Vitacura S.A. and will acquire two floors of the building. Three executives of the Company each have a 10% ownership in Ocho S.A. and one of them has a 0.00001% direct ownership interest in Vitacura S.A.

NOTE 17 - COMMITMENTS AND CONTINGENCIES

At December 31, 2004, Viña San Pedro S.A. had granted mortgages and pledges over a portion of its property and equipment with a book value of ThCh$ 4,957,902 to guarantee obligations aggregating ThCh$ 2,614,654.

The Company was party to an investment agreement signed on December 14, 1995 between the Company, CCU Argentina and Anheuser-Busch that gives Anheuser-Busch the option of increasing its stake in CCU Argentina S.A. to 20% at a price based on book value plus a premium determined by current market conditions. In November 2004, Anheuser-Busch (A-B) sold its 20% participation in CCU, through a domestic market public bid and, to our knowledge, no single investor acquired a significant portion of A-B´s share.

At December 31, 2004, the Company was a defendant in a number of commercial lawsuits of the type normally associated with the Company’s business and involving claims for damages for minor amounts. The Company accrued a provision of ThCh$ 803,966 at December 2004 for these amounts because management believes that most of the resulting judgments will be favorable and any losses incurred will not result in any material liability to the Company.

On December 14, 2004, the Company signed a contract with Inmobiliaria y Constructora Vitacura 2650 S.A. committing to lease eleven floors of the offices to be built on the land the Company sold during the same month (Note 19). The contract states a lease period of 25 years under market conditions and provides a purchase option on the eleven floors under lease beginning six years after occupancy. Additionally, the Company holds a right of first refusal on the sale of three additional floors.

At December 31, 2004, the Company holds investments in Argentina representing 17.69% of total assets (18.86% at December 31, 2003). Argentina continues to experience an unstable economic situation that includes high external indebtedness, high interest rates, a significant decrease in the level of bank deposits, a new exchange rate regime and a high country risk. This situation generated a significant decrease in the demand for goods and services, as well as a significant increase in the level of unemployment. In addition, the Argentine government’s capability to comply with its obligations as well as its access to credit lines has been significantly affected by these circumstances. Accordingly, the Company has reviewed the valuation of the assets in that country, concluding that no adjustment is required at December 31, 2004 and 2003, for this concept.

NOTE 18 - REMUNERATION OF DIRECTORS

During 2004, the Directors of the Company and its subsidiaries received ThCh$ 576,582 (ThCh$ 554,077 in 2003 and ThCh$ 638,140 in 2002) with respect to fees for attendance at Board meetings and reimbursement of expenses, which have been included in the Consolidated Statements of Income under Selling and administrative expenses. In addition, an accrual of ThCh$ 1,185,162 was recorded corresponding to the Directors’ participation in dividend for the year 2004 (ThCh$ 1,510,555 in 2003 and ThCh$ 761,974 in 2002) which has also been included in Selling and Administrative expenses in the Consolidated Statements of Income. Additionally they received ThCh$ 528,742 related to the extraordinary dividend paid in April 24, 2003 (Note 14 h). The participation in earnings is approved each year at the annual shareholders’ meeting.

NOTE 19 – NON-OPERATING INCOME

The following items are included in Non-operating income:

	2004	2003	2002

	ThCh$	ThCh$	ThCh$
Interest earned from investments in banks and
other financial institutions	110,788	2,592,232	1,693,009
Equity in net income of unconsolidated affiliates	239,956	20,417,326	1,227,169
Amortization of negative goodwill	38,562	42,121	51,467
Gain on sale of properties held for sale and other assets	3,262,314	1,102,351	404,400
Rental income	90,855	118,232	47,856
Gain on sales of glass, plastic boxes and by-products	279,893	323,333	449,577
Cumulative effect of accounting change related
to capitalization of overhead costs (Note 2)	-	-	1,798,149
Other	348,812	506,614	837,753

Total	4,371,180	25,102,209	6,509,380

During December 2004, the Company sold land that was reported as part of its available for sale assets. This land is being used to construct an office building of which the Company has committed to lease a significant portion through an agreement described in Note 17. The purchase price received represented a net gain before income taxes of ThCh$ 5,246,353 of which ThCh$ 3,108,950 has been recognized in non-operating income. The balance of the gain is related to the portion of the land that can be assigned to the offices to be leased by the Company and therefore the gain on sale has been deferred (see Note 12) and shall be amortized over 25 years, the term the lease.

NOTE 20- NON-OPERATING EXPENSES

The following items are included in the Non-operating expenses:

	2004	2003	2002

	ThCh$	ThCh$	ThCh$

Interest expense	5,929,989	5,802,689	3,968,208
Amortization of goodwill	2,178,025	2,272,917	2,653,537
Equity in loss of unconsolidated affiliates	-	184,211	335,202
Restructuring costs	-	-	997,972
Director’s participation on extraordinary dividend (Note 18)	-	528,742	-
Severance indemnities	172,776	676,852	-
Loss on sale, provision for impairment and write-offs of assets	700,269	1,655,316	923,210
Other	1,583,762	1,291,752	1,085,550

Total	10,564,821	12,412,479	9,963,679

NOTE 21 - PRICE-LEVEL RESTATEMENT AND EXCHANGE DIFFERENCES

The price-level restatement adjustment and foreign currency exchange gain (loss) is determined asfollows:

	2004	2003	2002

	ThCh$	ThCh$	ThCh$
Restatement of non-monetary accounts
based on Consumer Price Index and UF’s:
Property, plant and equipment and bottles and containers	6,221,487	2,556,068	8,618,978
Investments in unconsolidated affiliates, plus goodwill and negative
goodwill	2,752,026	1,446,983	4,660,510
Investments in other companies and marketable securities	115,198	(31,739)	213,861
Other assets	1,693,212	879,000	2,805,619
Shareholders’ equity	(6,542,091)	(2,293,673)	(12,430,963)
Inventories	600,607	(246,605)	674,186
Increase in liabilities denominated in UF’s due
to indexation	(2,708,908)	(919,872)	(2,828,814)
Net restatements of income and expense accounts
in terms of year-end constant pesos	(1,350,935)	(139,426)	(1,560,543)

Total price-level restatement	780,596	1,250,736	152,834

Remeasurement and translation of accounts in foreign currencies:
Cash	124,662	(631,184)	237,538
Time deposits and marketable securities	(229,971)	(78,882)	177,970
Accounts receivable-trade and other	(2,183,993)	(1,128,832)	925,527
Accounts receivable from related companies	(50,346)	(491,858)	163,114
Inventories	(14,920)	(51,314)	31,345
Other current assets	(18,033)	(75,352)	9,068
Other assets	11,339	(116,216)	97,885
Short-term borrowings	92,282	1,139,812	(1,594,683)
Other current liabilities	914,723	546,180	(1,078,208)
Long-term borrowings and other long-term liabilities	690,849	858,212	135,131
Foreign exchange loss arising from translation
of assets and liabilities in Argentina (net)	(62,822)	71,874	(3,061,027)

Total foreign currency exchange gain (loss)	(726,230)	42,440	(3,956,340)

Total price-level restatement and exchange differences	54,366	1,293,176	(3,803,506)

Assets and liabilities denominated in or exposed to the effects of foreign currency are included in the consolidated financial statements and translated into Chilean pesos as described in Note 1 e) and m) as follows:

	At December 31,
	2004	2003

	ThCh$	ThCh$
Assets
Current assets	34,130,478	36,596,691
Property, plant and equipment	70,564,388	75,780,216
Other assets	15,526,326	18,233,474

Total	120,221,192	130,610,381

Liabilities
Current liabilities	53,915,625	51,095,451
Long-term liabilities	60,037,941	83,163,140

Total	113,953,566	134,258,591

The amounts detailed above include the non-monetary assets and liabilities of investments in foreign subsidiaries and investees (Compañía Cervecerías Unidas Argentina S.A. expressed in US dollars in conformity with the application of Technical Bulletin No. 64 as described in Note 1 m)).

NOTE 22 - SEGMENT REPORTING

The Company operates principally in five segments which comprise the production and sale of beer in Chile and Argentina, soft drinks and mineral water, wine and other activities which include the production and sale of pisco, chocolate and candy, and plastic cases and containers. Total revenue by segment includes sales to unaffiliated customers, as reported in the Company’s Consolidated Statements of Income, and intersegment sales of plastic cases, which are accounted for at invoice price.

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

	Year Ended December 31, 2004

			Soft drinks and mineral water
Statement of income data	Beer-Chile	Beer-Argentina		Wine	Other	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Total revenue	163,280,307	40,139,347	120,375,102	81,989,740	14,853,597	420,638,093

Operating income (loss)	44,993,309	(148,161)	8,505,741	4,754,906	601,136	58,706,931

Equity in net income of unconsolidated affiliates						239,956
Other income						4,020,436
Interest expense (net)						(5,819,201)
Other expenses						(4,634,832)
Price-level restatement						54,366

Income before income tax and minority interest						52,567,656

Balance Sheet Data at December 31, 2004:
Identifiable assets	169,293,360	67,596,800	86,875,783	96,430,062	19,763,318	439,959,323

Cash and cash equivalents						60,199,133
Investments in unconsolidated affiliates and
other companies						9,533,412
Goodwill						26,498,820
Negative goodwill						(502,402)
Corporate assets						56,552,440

Total consolidated assets						592,240,726

Sales of each segment include:
Beer	161,232,735	39,566,381	-	-
By-products	516,124	50,971	-	65,993
Carbonated drinks	-	-	86,603,724	-
Nectars	-	-	15,764,448	-
Mineral waters	-	-	17,665,889	-
Wine	-	-	-	77,700,017
Other products	1,531,448	521,995	341,041	4,223,730

Total	163,280,307	40,139,347	120,375,102	81,989,740

	Year Ended December 31, 2003

			Soft drinks and mineral water
Statement of income data	Beer-Chile	Beer-Argentina		Wine	Other	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Total revenue	153,414,118	32,365,001	118,178,764	84,632,137	5,075,817	393,665,837

Operating income (loss)	39,770,550	(3,572,907)	7,130,805	3,532,450	148,456	47,009,354

Equity in net income of affiliates companies						20,233,115
Other income						2,092,651
Interest expense (net)						(3,210,457)
Other expenses						(6,425,579)
Price-level restatement						1,293,176

Income before income tax and minority interest						60,992,260

Balance Sheet Data at December 31, 2003:
Identifiable assets	168,064,622	75,568,715	96,749,667	95,223,149	15,915,404	451,521,557

Cash and cash equivalents						68,014,718
Investments in unconsolidated affiliates and
other companies						5,701,596
Goodwill						29,774,439
Negative goodwill						(590,698)
Corporate assets						40,242,204

Total assets						594,663,816

Sales of each segment include:
Beer	150,977,246	30,907,999	-	-
By-products	512,043	47,666	-	9,903
Carbonated drinks	-	-	87,317,638	-
Nectars	-	-	13,440,857	-
Mineral waters	-	-	17,130,691	-
Wine		-	-	76,335,303
Other products	1,924,829	1,409,336	289,578	8,286,931

Total	153,414,118	32,365,001	118,178,764	84,632,137

	Year Ended December 31, 2002

			Soft drinks and mineral water
Statement of income data	Beer-Chile	Beer-Argentina		Wine	Other	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Total revenue	139,215,316	25,758,184	114,698,745	77,815,461	595,537	358,083,243

Operating income (loss)	30,347,820	(11,444,244)	8,097,452	9,051,849	3,042,255	39,095,132

Equity in net income of affiliates companies						891,967
Other income						3,589,203
Interest expense (net)						(2,275,199)
Other expenses						(5,660,269)
Price-level restatement						(3,803,506)

Income from continuing operations before
income tax and minority interest						31,837,328

Identifiable assets at December 31	174,920,350	89,660,239	97,613,470	80,949,105	15,584,192	458,727,355

Cash and cash equivalents						95,426,595
Investments in affiliated and other companies						42,572,407
Goodwill						35,069,428
Negative goodwill						(773,472)
Corporate assets						44,090,606

Total assets						675,112,919

Sales of each segment include:
Beer	136,685,883	24,293,382	-	-
By-products	451,902	32,766	-	-
Carbonated drinks	-	-	86,141,215	-
Nectars	-	-	10,991,557	-
Mineral waters	-	-	17,102,120	-
Wine	-	-	-	77,694,695
Other products	2,077,531	1,432,036	463,853	120,766

Total	139,215,316	25,758,184	114,698,745	77,815,461

Depreciation was allocated to each of the segments as follows:

Segment	2004	2003	2002

	ThCh$	ThCh$	ThCh$

Beer-Chile	18,052,260	18,200,785	18,455,740
Beer-Argentina	5,438,418	6,930,524	10,480,698
Soft drinks and mineral water	11,683,148	12,053,604	12,132,078
Wine	2,903,068	2,679,395	2,314,921
Other	1,371,487	1,300,794	1,150,734

Total	39,448,381	41,165,102	44,534,171

Capital expenditures for each of the segments were as follows:

Segment	2004	2003	2002

	ThCh$	ThCh$	ThCh$

Beer-Chile	8,939,568	5,867,523	7,099,869
Beer-Argentina	8,018,009	5,377,338	800,454
Soft drinks and mineral water	4,701,802	5,476,851	5,644,905
Wine	2,888,599	2,945,467	4,532,134
Other	2,536,752	1,758,592	1,497,391

Total	27,084,730	21,425,771	19,574,753

Information about the Company’s operations in different geographic areas is as follows:

	2004

	Chile	Argentina	Eliminations	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$

Sales to third parties	377,103,816	43,601,842	(67,565)	420,638,093

Operating income (loss)	59,561,376	(854,445)		58,706,931

Equity in net income of unconsolidated affiliates .				239,956
Other income				4,020,436
Interest expense (net)				(5,819,201)
Other expenses				(4,634,832)
Price-level restatement				54,366

Income before income tax and minority interest				52,567,656

Total assets at December 31, 2004	488,012,241	105,696,030	(1,467,545)	592,240,726

	2003

	Chile	Argentina	Eliminations	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$
Sales to third parties
	353,730,781	39,997,906	(62,850)	393,665,837
Operating income (loss)	50,921,587	(3,912,233)		47,009,354

Equity in net income of unconsolidated affiliates .				20,233,115
Other income				2,092,651
Interest expense (net)				(3,210,458)
Other expenses				(6,425,578)
Price-level restatement				1,293,176
Income before income tax and minority interest				60,992,260

Total assets at December 31, 2003	480,020,631	112,354,021	(710,836)	591,663,816

	2002

	Chile	Argentina	Eliminations	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$

Sales to third parties	332,030,023	26,138,382	(85,162)	358,083,243

Operating income	50,667,189	(11,572,057)		39,095,132

Equity in net income of unconsolidated affiliates .				891,967
Other income				3,589,202
Interest expense (net)				(2,275,199)
Other expenses				(5,660,269)
Price-level restatement				(3,803,506)
Income before income tax and minority interest				31,837,327

Total assets at December 31,2002	565,255,627	110,392,855	(535,563)	675,112,919

NOTE 23 - SUBSEQUENT EVENTS

On March 15, 2005, the Company, through its subsidiary Pisconor S.A., entered into a tentative agreement with Cooperativa Agrícola y Control Pisquero de Elqui y Limarí Ltda. (Control) to consolidate their pisco operations. Under the arrangement, both entities will contribute assets, including operating assets and commercial brand names, into a newly established entity (Newco). The Company will also contribute cash to Control. The Company will have a controlling interest in the Newco.

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

1. Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements which have resulted in amounts which differ from those that would have otherwise been determined under US GAAP are as follows:

a) Inflation accounting

The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-year period ended December 31, 2004 was approximately 6.5% .

Chilean accounting principles require that financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method, described in Note 1, is based on a model which enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of the local currency, by restating all non-monetary accounts in the financial statements. The model prescribes that the historic cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end, but allows direct utilization of replacement values for the restatement of inventories as an alternative to the price-level restatement of those assets, but only if the resulting variation is not material.

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

c) Inventory valuation

As at December 31, 2001, finished and in-process products are reported in the financial statements at the replacement cost of the raw materials included therein and therefore exclude labor and overhead. The practice of excluding labor and overhead is contrary to the accounting principles generally accepted in the United States. The adjustment required to conform with US GAAP at December 31, 2002 is shown in paragraph 1 s) below. After the required adjustment using the FIFO cost method, the resulting value of inventories is presented at the lower of cost or market value.

As discussed in Note 2 above, effective January 1, 2002 the Company changed it’s methodology used to value its finished products from direct cost including only raw materials to a method that includes the cost of inventory associated with raw materials, labor and overhead costs. This change in accounting principle conforms Chilean GAAP to US GAAP with respect to inventory valuation and therefore no adjustment is necessary for the years ended December 31, 2004 and 2003.

d)	Fixed assets held for sale

	i.	Reversal of impairment

Net income reported in the Chilean GAAP financial statements in prior years included the effects of the reversal of a valuation allowance recorded in prior years to write-down the carrying value of property, plant and equipment held for sale to estimated market value (Note 1 l)). This reversal of a provision which established a new cost basis for Chilean GAAP purposes was not in conformity with accounting principles generally accepted in the United States and was therefore reflected in the reconciliation of net income to US GAAP for that year. The effect on the reconciliation of Shareholders’ equity is set forth under paragraph 1 s) below. The US GAAP adjustment will be reversed when these assets are actually sold.

	ii.	Accounting for assets held for sale

The Company has classified certain fixed assets as “Land and building held for sale”. Under Chilean GAAP, long-lived assets are classified as held for sale when a Company has the intent to dispose of the asset. Intent is defined as management having a plan and commitment to dispose of an asset. The assets are written down to fair value when indicators of impairment are present and losses are recognized as other non-operating expenses. No depreciation is recorded for assets classified as held for sale.

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

These assets recorded as held for sale under Chilean GAAP do not meet the requirements to be classified as held for sale under US GAAP. As these assets were recorded at fair value as of December 31, 2004, 2003 and 2002 for Chilean GAAP purposes, there is no Statement of Income impact for US GAAP purposes as US GAAP requires the reclassification of assets held for sale to be made at 1) the lower of fair value or 2) the carrying amount of the assets before they were classified as held for sale plus the depreciation that would have been reclassified as if the assets were classified as held for sale for a all periods presented.

e) Reversal of gain on sale of land

In December 2004, the Company sold land previously classified as land-held-for-sale and included in other assets. As part of the transaction, the Company will lease certain office space in a building to be constructed by a third party on the land. Additionally, the Company has obtained certain purchase options on the floors to be leased in the newly constructed building. For Chilean GAAP purposes, the Company recognized a gain of ThCh$ 3,108,950 for the portion of the building that the Company will not lease, and a liability, “Deferral of gain on sale of land” of ThCh$ 2,137,403 included in other long-term liabilities, which will be amortized over the 25 year lease term. See notes 12 and 19 to the financial statements. For US GAAP purposes, the transaction is considered a direct financing lease and accordingly the sale and related gain have been reversed. Upon completion of construction, this transaction will be accounted for as a financing lease for U.S. GAAP purposes. For U.S. GAAP purposes the entire gain of ThCh$ 5,246,353 will be recognized when the purchase option expires. The effect of this reversal is included in paragraph s) below.

f) Deferred income tax

As discussed in Note 14, effective January 1, 2000, the Company began applying Technical Bulletin N° 60 of the Chilean Institute of Accountants concerning deferred income taxes. Technical Bulletin N° 60 requires the recognition of deferred income taxes for all temporary differences arising after January 1, 2000, whether recurring or not, using an asset and liability approach. For US GAAP purposes, the Company has always applied Statement of Financial Accounting Standard (“SFAS”) N° 109, “Accounting for Income Taxes”, whereby income taxes are also recognized using substantially the same asset and liability approach. Deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities are based on enacted rates at the dates that the temporary differences are expected to reverse. The effect of changes in tax rates is included in income for the period that includes the enactment date.

Prior to the implementation of Technical Bulletin N° 60, no deferred income taxes were recorded under Chilean GAAP if the related timing differences were expected to be offset in the year that they were projected to reverse by new timing differences of a similar nature.

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

The effect of providing for deferred income taxes for the differences between the amounts shown for assets and liabilities in the balance sheet and the tax bases of those assets and liabilities is included in paragraph 1 s) below and certain disclosures required under FAS 109 are set forth under paragraph 3 c) below.

g) Subsidiary recapitalization

The Company completed the legal recapitalization of its subsidiaries, Embotelladoras Chilenas Unidas S.A. and Comercial CCU Santiago, in 2004 (See Note 1 b). The transaction had no impact on operating results; however, resulted in an increase in the tax basis of the subsidiaries in the amount of ThCh$ 17,064,171 and a corresponding increase of ThCh$ 2,900,909 in the Company’s deferred tax asset. For Chilean GAAP purposes, this increase in deferred tax assets is recorded as a credit directly to Shareholders’ Equity. For US GAAP purposes, such changes in deferred taxes due to the reversals of timing differences are recorded in the current year operating results as a credit to deferred tax expense. The effect of this adjustment is reflected in paragraph s) below. Given that this adjustment is already reflected in Chilean GAAP equity, no adjustment to US GAAP equity is necessary.

h) Investment securities

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

-    Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity.

The effect of the difference between Chilean GAAP and US GAAP in accounting for investment securities is indicated in paragraph 1 s) below.

i) Goodwill

Until January 1, 2004, under Chilean GAAP the excess of cost over the net book value of a purchased company is recorded as goodwill (the book value purchase method), which is then amortized to income over a maximum period of twenty years. The excess of net book value over the cost of an investment is considered to be negative goodwill under Chilean GAAP and is also amortized to income over a maximum period of twenty years.

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
  The remaining useful lives of intangible assets being amortized are evaluated each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of an intangible asset’s remaining useful life is changed, the remaining carrying value of the intangible asset is amortized prospectively over the revised remaining useful life.
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

The effects of the differences between Chilean and US GAAP in accounting for goodwill and negative goodwill are shown in paragraph 1 s) below.

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

j) Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the issued and subscribed shares, an open stock corporation in Chile must distribute a cash dividend in an amount equal to at least 30% of the Company’s net income for each year adjusted for the deficit under developing period as determined in accordance with Chilean GAAP. Under Chilean GAAP, even though the minimum dividend is a legal requirement, the dividend is not recorded until it is declared by the Company. Since the payment of the 30% dividend out of each year’s income is a legal requirement in Chile, a provision has been made in the accompanying US GAAP reconciliation in paragraph 1 s) below to recognize the corresponding decrease in net equity at December 31, 2004 and December 31, 2003. At December 31, 2002, no adjustment was necessary as the full amount of the required divided was declared as an interim dividend and recorded by the Company.

k) Trademarks

Under Chilean GAAP, beginning in 1998 trademarks are amortized over a period not exceeding 20 years; prior to 1998, trademarks were not required to be amortized. Under US GAAP, trademarks with definite useful lives are amortized over the remaining legal life or a period not exceeding 40 years. With respect to the purchase in 1999 of the additional 45% interest in ECUSA, the purchase price exceeded the fair value of the assets acquired and liabilities assumed on the date of purchase. As a result, trademarks with an assigned fair value of ThCh$ 7,548,303 were determined. Under U.S. GAAP these trademarks are being amortized over a period of five years which is the legal life of the trademark. As of December 31, 2004, these trademarks are fully amortized for US GAAP purposes. Additionally, trademarks held by Viña San Pedro S.A. and Compañía Cervecerías Unidas Argentina S.A. are being amortized over 20 years for Chilean GAAP but 40 years for U.S GAAP as there is no limited legal life. The adjustments for trademarks are reflected in the reconciliation from Chilean GAAP to US GAAP in paragraph 1 s) below.

l) Staff severance indemnities

For Chilean GAAP purposes and until January 1, 1999 for US GAAP purposes, the Company provides for severance indemnities when rights to such benefits have been formally guaranteed to employee groups. Those obligations are based on the present value of the liabilities determined at the end of each year based on the current salary and number of years of service of each employee. The Company uses real discount rate and projected employee service life based on probable tenure for vested employees. The real annual discount rate does not include a projection of inflation and accordingly, future salary increases are also excluded from the calculation of the obligation, because all such future increases are expected to approximate the increase in inflation over a long-term period.

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

n) Capitalization of financing costs

At December 31, 2003, the Company had capitalized, within other assets, certain financing costs associated with two series of bonds issued in previous years and a syndicated loan issued during 2003. Both the bonds and the syndicated loan were subsequently repaid in full prior to maturity during September and November 2004, respectively, with the proceeds from a new series of bonds and a new syndicated loan (See Notes 10 and 11). For Chilean GAAP purposes, the unamortized capitalized financing costs from the initial bonds and loan, as well as the repayment costs, are carried forward as part of the capitalized financing costs of the new bonds and loan. Such aggregated financing costs are being amortized over the life of the new debt. For US GAAP purposes, the initial bonds and loan are considered extinguished and a gain or loss is calculated on the extinguishment of debt taking into consideration all of the related capitalized financing costs associated with the extinguished debt. The effect of this difference which is reflected in paragraph 1 s) below.

o) Comprehensive income

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For US GAAP purposes, companies are required to report comprehensive income and its components in a full set of general purpose financial statements. US GAAP requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Under Chilean GAAP, certain investments in foreign subsidiaries which operate in countries exposed to significant risk are accounted for under TB 64 (see Note 1 m)). As such, the differences between the investments’ equity value arising from the financial statements remeasured at the beginning of the year restated by Chilean inflation, plus the proportional share of the investments income (or loss) for the year, is recorded in Shareholders’ equity. For US GAAP, this difference would be reported in Comprehensive Income. Other Comprehensive Income and Accumulated Other Comprehensive Income required to be disclosed by this standard is shown in paragraph 1 s).

p) Development stage results of operations

For Chilean GAAP purposes, investments in majority-owned subsidiaries in the development stage are recorded by the equity method and the investor’s proportional share of the subsidiary’s results of operations are recorded as a component of Shareholders’ equity. For US GAAP purposes, majority-owned subsidiaries in the development stage are consolidated and the results of their operations charged directly to income. The difference between charging development stage results to equity under Chilean GAAP and to income under US GAAP has been included in the reconciliation of income under paragraph 1 s) below. No disclosure of the effects of consolidation of such subsidiaries has been made because the effects are not material.

q) Accounting for joint venture in Viña Dassault San Pedro S.A.

By Public Deed dated October 4, 2001, Viña San Pedro S.A. and Dassault Investment Fund Inc. formed Viña Totihue S.A., a closed Chilean company with a capital of US$ 7 million (equivalent to ThCh$ 4,930,559 historic pesos) and with 70,000 shares of no par value. Dassault Investment Fund Inc. received 35,000 shares (50% ownership interest) for its contribution in cash of US$ 3.5 million (equivalent to ThCh$ 2,465,279 historic pesos). Viña San Pedro S.A. also subscribed to 35,000 shares with a payment of US$ 800,000 (equivalent to ThCh$ 563,410 historic pesos) and the contribution of land with a value of US$ 2.7 million (equivalent to ThCh$ 1,901,787 historic pesos). The land consists of two parcels of land in Chile referred to as “Totihue” which will be used for the production of wine grapes. On May 7, 2003 Viña Totihue S.A. changed its name to Viña Dassault San Pedro S.A.

This transaction resulted in a gain under Chilean GAAP of ThCh$ 869,740 (historic) because the book value of the land was ThCh$ 1,032,047 (historic). Since Viña Totihue S.A. is an equity method investee of Viña San Pedro S.A., the Company deferred 50% of the gain generated in the transaction and recognized the other 50% in Other income in the statement of income for 2001. The deferred gain is being amortized to income annually under Chilean GAAP.

Under US GAAP, the exchange of the land for an interest in the joint venture did not result in gain recognition because the investee received no cash. Accordingly, the gain on the exchange, and the subsequent amortization of the deferred gain, have been reversed in the reconciliation in paragraph 1 s) below.

r) Derivative financial instruments

The Company enters into foreign currency forward exchange contracts to cover the risk of exposure to exchange rate differences on existing items on the balance sheet denominated in US dollars. Under these forward contracts, for any rate above or below the fixed rate, the Company receives or pays the difference between the spot rate and the fixed rate for the given amount at the settlement date. The terms of the contracts are generally less than one year. It also enters into cross-currency interest rate swaps in order to hedge its exposure to exchange rate and interest rate differences. Under these contracts the Company either, i) receives a fixed US dollar amount at a variable interest rate and pays a fixed Chilean peso amount at a fixed interest rate, or ii) receives a fixed US dollar amount at a fixed interest rate and pays a fixed Chilean peso amount at a variable interest rate. Counter-parties to these financial instruments expose the Company to credit-related losses in the event of nonperformance; however, counter-parties to these contracts are major financial institutions and the risk of loss due to nonperformance is believed to be minimal.

Under Chilean GAAP, derivatives are accounted for in accordance with Technical Bulletin 57, “Accounting for Derivative Contracts” (“TB 57”). Under TB 57, all derivative financial instruments should be recognized on the balance sheet at their fair value. In addition, TB 57 requires that derivative financial instruments be classified as Non-hedging (investment) instruments and Hedging instruments, the latter further divided into those covering existing transactions and those covering anticipated transactions (see Note 1 s)).

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

At December 31, 2004, the Company has one outstanding cross-currency derivative contract intended to protect the Company against foreign currency and interest rate risk. The derivative contract is a hedge against future interest and capital payments amounting to US$ 100,000,000 related to the syndicated loan described in Note 10. As at December 31, 2003, the Company had six outstanding cross-currency derivative contracts for a total notional amount of US$ 96,110,000. These contracts were terminated early together with the prepayment of the syndicated loan they were hedging.

At December 31, 2004, the Company has twelve forward contracts to sell US dollars for a total notional amount of US$ 16,369,500 and eighteen forward contracts to buy US dollar for a total notional amount of US$ 41,900,000. These derivatives all mature during the year 2005.

At December 31, 2003, the Company has three derivative contracts consisting of forward contracts to sell US dollars for a notional amount of US$ 25,900,000 maturing in January 2004. At December 31, 2002, the Company had two derivative contracts consisting of forward contracts to sell US dollars for a total notional amount of US$ 12,500,000. In addition, at December 31, 2002, the Company had three derivative contracts consisting of forward contracts to buy US dollars for a notional amount of US$ 9,500,000. These forward contracts were obtained to protect the Company from foreign exchange risk with respect to money market funds and trade accounts receivable denominated in US dollars.

Under US GAAP, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS 137 and SFAS 138 on the same matter (collectively referred to herein as “SFAS 133”), effective January 1, 2002. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 requires that all derivative instruments be recognized on the balance sheet at fair value and that changes in the fair value be recognized in income when they occur, the only exception being derivatives that qualify as hedges. To qualify the derivative instrument as a hedge, the Company must meet strict hedge effectiveness and contemporaneous documentation requirements at the initiation of the hedge and assess the hedge effectiveness on an ongoing basis over the life of the hedge.

At December 31, 2004, 2003 and 2002, the forward contracts, and at December 31, 2004 and 2003, the cross-currency interest-rate swap contracts designated as hedges for Chilean GAAP purposes, did not meet the documentation requirements to be designated as hedges under US GAAP. However, no difference exists in the reconciliations of net income and shareholders’ equity under Chilean GAAP and US GAAP because in both cases the derivative instruments are recorded on the balance sheet at fair value and changes in fair value are taken to the results of operations for the year.

s) Effects of conforming to US GAAP

The adjustments to reported net income pursuant to Chilean GAAP required to conform with accounting principles generally accepted in the United States are as follows (all amounts are expressed in thousands of Chilean pesos of December 31, 2004 purchasing power):

	2004	2003	2002

	ThCh$	ThCh$	ThCh$
Net income as shown in the Chilean GAAP
financial statements	45,393,866	55,440,327	22,842,673
Reversal of depreciation on revaluation adjustment
of property, plant and equipment (par. 1b)	(9,656)	(9,656)	(9,656)
Inclusion of labor and overhead in inventories (par. 1c)	-	-	(3,316,566)
Reversal of gain on sale of land (par. 1e)	(3,108,950)	-	-
Adjustment for deferred income taxes (par. 1f)	1,476,909	586,199	1,334,681
Deferred tax assets generated from the merger
of two subsidiaries (par. 1g)	2,900,909	-	-
Adjustment for amortization of goodwill
and negative goodwill (par. 1i)	2,139,463	2,230,796	2,602,070
Adjustment to amortization of trademarks for different
useful lives (par. 1k)	(1,124,002)	(1,418,771)	(1,308,377)
Adjustment of employee severance indemnities (par. 1l)	89,483	(47,308)	(805,324)
Adjustment for capitalization of interest cost (par. 1m)	(112,742)	44,302	225,263
Reversal of capitalized issuance costs (par. 1n)	(1,874,486)	-	-
Reversal of deficit during development period
of subsidiary (par. 1p)	(362,710)	(211,055)	(1,543,025)
Reversal of gain on investment in
Viña Dessault San Pedro S.A. (par. 1q)	(12,682)	(25,372)	-

Net income according to US GAAP	45,395,402	56,589,462	20,021,739

Other comprehensive income adjustments:
Foreign currency translation adjustments	(6,112,115)	(18,322,916)	7,298,882
Unrealized gains on securities (par. 1h)	123,860	112,999	13,508,994

Other comprehensive gains (loss) income adjustments	(5,988,255)	(18,209,917)	20,807,876

Comprehensive income in accordance with US GAAP(par. 1l)	39,407,147	38,379,545	40,829,615

The adjustments required to conform net equity amounts to the accounting principles generally accepted in the United States are as follows:

	2004	2003	2002

	ThCh$	ThCh$	ThCh$
Net equity as shown in the Chilean GAAP
financial statements	302,103,745	285,740,888	448,765,017
Reversal of revaluation of property, plant and
equipment (par. 1 b)	(2,737,452)	(2,737,452)	(2,586,813)
Reversal of accumulated depreciation on revaluation
of property, plant and equipment (par. 1b)	(241,376)	(231,720)	(222,064)
Reversal of revaluation of fixed assets held
for sale (par. 1d)	(7,448,119)	(7,514,275)	(7,745,020)
Reversal of accumulated depreciation on revaluation
of fixed assets held for sale (par. 1d)	1,085,566	1,085,566	1,085,566
Reversal of gain on sale of land (par 1e)	(3,108,950)	-	-
Assets (liabilities) from deferred income taxes
under FAS 109 (par. 1f)	290,186	(1,186,723)	(1,772,922)
Adjustment for unrealized gain on available for sale securities	123,860	-	-
Adjustment of goodwill and negative goodwill on
equity investments (par. 1i)	18,207,914	16,068,451	13,837,655
Minimum dividend permitted by law (par. 1j)	(5,018,583)	(5,858,738)	-
Amortization of trademarks for different useful lives (par. 1k)	(6,446,570)	(5,322,568)	(3,903,797)
Adjustment of employee severance indemnities (par. 1l)	(2,291,481)	(2,380,964)	(2,333,656)
Adjustment for capitalization of interest cost (par. 1m)	4,836,822	4,949,564	4,905,262
Reversal of capitalized issuance costs (par 1n)	(1,874,486)	-	-
Reversal of gain on investment in
Viña Dassault San Pedro S.A. (par. 1q)	(488,253)	(475,571)	(450,199)

Net equity according to US GAAP	296,992,823	282,136,458	449,579,029

Accumulated other comprehensive income (loss)	(68,348)	18,141,569	(2,666,307)
Other comprehensive income (loss) adjustments	(5,988,255)	(18,209,917)	20,807,876

Accumulated Other Comprehensive Income
(Loss) in accordance with US GAAP	(6,056,603)	(68,348)	18,141,569

Total shareholders’ equity in accordance with US GAAP
including accumulated other comprehensive income (loss)	290,936,220	282,068,110	467,720,598

The following summarizes the changes in Shareholders’ equity under US GAAP during the years ended December 31, 2004, 2003 and 2002:

ThCh$

Balance at December 31, 2001	440,023,458

Dividend declared	(18,508,329)
Minimum dividend at year-end required by law	1,069,074
Net income for the year	20,021,741
Reversal of gross unrealized gains on investments
that are available-for-sale from prior year, net of tax	(113,677)
Cumulative translation adjustment for the year	7,086,762
Balance at December 31, 2002	449,579,029

Dividend declared	(199,666,796)
Minimum dividend at year-end required by law	(5,858,737)
Net income for the year	56,589,462
Cumulative translation adjustment for the year	(18,506,500)
Balance at December 31, 2003	282,136,458

Dividend declared	(25,392,603)
Reversal of accrued minimum dividend from prior year	5,858,737
Minimum dividend at year-end required by law	(5,018,583)
Net income for the year	45,395,402
Cumulative translation adjustment for the year	(6,110,448)
Unrealized gains on securities	123,860

Balance at December 31, 2004	296,992,823

2. US GAAP Condensed Financial Statements

CONSOLIDATED BALANCE SHEET

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2004

		As of December 31, 2004

	Consolidated		Consolidated
	Balance Sheet under	US GAAP	Balance Sheet
	Chilean GAAP	adjustments	under US GAAP

	ThCh$	ThCh$	ThCh$
ASSETS
CURRENT ASSETS
Cash and cash equivalents (1)	60,199,133	-	60,199,133
Marketable securities	14,165,860	(243,760)	13,922,100
Investments in available-for-sale securities	-	367,620	367,620
Accounts receivable-trade and other	82,800,823	-	82,800,823
Accounts receivable from related companies	1,353,416	-	1,353,416
Inventories	53,815,989	-	53,815,989
Prepaid expenses	4,110,497	-	4,110,497
Prepaid taxes	2,761,819	-	2,761,819
Deferred income taxes	2,866,231	(2,866,231)	-
Other current assets	1,154,319	-	1,154,319

Total current assets	223,228,087	(2,742,371)	220,485,716

PROPERTY, PLANT AND EQUIPMENT, net	301,257,865	(1,544,576)	299,713,289
OTHER ASSETS	67,754,774	6,438,622	74,193,396

Total assets	592,240,726	2,151,675	594,392,401

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term borrowings	31,883,540	-	31,883,540
Current portion of long-term debt	9,994,507	-	9,994,507
Dividends payable	9,313,164	5,018,583	14,331,747
Accounts payable	36,866,107	-	36,866,107
Notes payable	2,564,975	-	2,564,975
Other payables	3,231,312	-	3,231,312
Accounts payable to related companies	1,437,882	-	1,437,882
Accrued expenses	17,743,018	-	17,743,018
Withholding taxes payable	12,067,550	-	12,067,550
Income Tax	-	-	-
Other current liabilities	115,295	-	115,295

Total current liabilities	125,217,350	5,018,583	130,235,933

LONG-TERM LIABILITIES
Long-term debt	93,814,806		93,814,806
Accrued expenses	2,030,834	2,291,481	4,322,315
Deferred income taxes	12,938,069	(3,156,417)	9,781,652
Other long-term liabilities	17,432,714	3,108,950	20,541,664

Total long-term liabilities	126,216,423	2,244,014	128,460,437

Total liabilities	251,433,773	7,262,597	258,696,370

MINORITY INTEREST	38,703,208		38,703,208

SHAREHOLDERS’ EQUITY
Common stock	174,225,237	-	174,225,237
Share premium	13,625,673	-	13,625,673
Other reserves	(53,762)	-	(53,762)
Retained earnings	114,306,597	(5,110,922)	109,195,675

Total shareholders’ equity	302,103,745	(5,110,922)	296,992,823

Total liabilities and shareholders’ equity	592,240,726	2,151,675	594,392,401

(1)	This caption includes time deposits, marketable securities and securities under resale agreements amounting to ThCh$ 35,107,092, ThCh$ 3,966,274 and ThCh$ 9,295,991, respectively, which are cash equivalents.

CONSOLIDATED BALANCE SHEET

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2004

		As of December 31, 2003

	Consolidated		Consolidated
	Balance Sheet under	US GAAP	Balance Sheet
	Chilean GAAP	adjustments	under US GAAP

	ThCh$	ThCh$	ThCh$
ASSETS
CURRENT ASSETS
Cash and cash equivalents (1)	68,014,718	-	68,014,718
Marketable securities	867,620	(867,620)	-
Investments in available-for-sale securities	-	867,620	867,620
Accounts receivable-trade and other	72,560,339	-	72,560,339
Accounts receivable from related companies	693,300	-	693,300
Inventories	56,419,679	-	56,419,679
Prepaid expenses	3,345,176	-	3,345,176
Prepaid taxes	2,870,407	-	2,870,407
Deferred income taxes	249,541	(249,541)	-
Other current assets	159,476	-	159,476

Total current assets	205,180,256	(249,541)	204,930,715

PROPERTY, PLANT AND EQUIPMENT, net	321,649,649	(2,757,698)	318,891,951
OTHER ASSETS	64,833,911	8,579,693	73,413,604

Total assets	591,663,816	5,572,454	597,236,270

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term borrowings	36,676,320	-	36,676,320
Current portion of long-term debt	3,079,014	-	3,079,014
Dividends payable	11,562,544	5,858,738	17,421,282
Accounts payable	37,703,858	-	37,703,858
Notes payable	1,643,862	-	1,643,862
Other payables	4,718,833	-	4,718,833
Accounts payable to related companies	1,160,814	-	1,160,814
Accrued expenses	15,031,036	-	15,031,036
Withholding taxes payable	10,600,195	-	10,600,195
Income tax	1,802,375	-	1,802,375
Other current liabilities	289,800	-	289,800

Total current liabilities	124,268,651	5,858,738	130,127,389

LONG-TERM LIABILITIES
Long-term debt	104,162,656	-	104,162,656
Accrued expenses	2,460,545	2,380,964	4,841,509
Deferred income taxes	15,054,368	937,182	15,991,550
Other long term liabilities	20,743,974	-	20,743,974

Total long-term liabilities	142,421,543	3,318,146	145,739,689

Total liabilities	266,690,194	9,176,884	275,867,078

MINORITY INTEREST	39,232,734	-	39,232,734

SHAREHOLDERS’ EQUITY
Common stock	174,225,237	-	174,225,237
Share premium	13,625,673	-	13,625,673
Other reserves	3,308,910	-	3,308,910
Retained earnings	94,581,068	(3,604,430)	90,976,638

Total shareholders’ equity	285,740,888	(3,604,430)	282,136,458

Total liabilities and shareholders’ equity	591,663,816	5,572,454	597,236,270

(1)	This caption includes time deposits, marketable securities and securities under resale agreements amounting to ThCh$ 20,941,077 ThCh$ 21,451,724 and ThCh$ 14,484,583, respectively, which are cash equivalents.

CONSOLIDATED STATEMENT OF INCOME

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2004

	For the year ended December 31, 2004

	Consolidated		Consolidated
	Statement of		Statement of
	Income under	US GAAP	Income under
	Chilean GAAP	adjustments	US GAAP

	ThCh$	ThCh$	ThCh$
OPERATING RESULTS
Net sales	420,638,093	-	420,638,093
Cost of sales	(202,622,248)	(20,117,176)	(222,739,424)

Gross margin	218,015,845	(20,117,176)	197,898,669
Selling and administrative expenses	(159,308,914)	17,723,170	(141,585,744)

Operating income	58,706,931	(2,394,006)	56,312,925

NON-OPERATING RESULTS
Non-operating income	4,371,180	(3,160,194)	1,210,986
Non-operating expenses	(10,564,821)	1,777,918	(9,386,903)
Price-level restatements and exchange differences	54,366	-	54,366

Income before income taxes
and minority interest	52,567,656	(4,376,283)	48,191,373
Income taxes	(5,898,614)	4,377,817	(1,520,797)
Minority interest	(1,275,176)	-	(1,275,176)

NET INCOME	45,393,866	1,535	45,395,401

CONSOLIDATED STATEMENT OF INCOME

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2004

	For the year ended December 31, 2003

	Consolidated		Consolidated
	Statement of		Statement of
	Income under	US GAAP	Income under
	Chilean GAAP	adjustments	US GAAP

	ThCh$	ThCh$	ThCh$
OPERATING RESULTS
Net sales	393,665,837	-	393,665,837
Cost of sales	(193,934,033)	(18,924,323)	(212,858,356)

Gross margin	199,731,804	(18,924,323)	180,807,481
Selling and administrative expenses	(152,722,450)	14,432,101	(138,290,349)

Operating income	47,009,354	(4,492,222)	42,517,132

NON-OPERATING RESULTS
Non-operating income	25,102,209	(78,669)	25,023,540
Non-operating expenses	(12,412,479)	5,133,827	(7,278,652)
Price-level restatements and exchange differences	1,293,176	-	1,293,176

Income before income taxes
and minority interest	60,992,260	562,936	61,555,196
Income taxes	(5,101,452)	586,199	(4,515,253)
Minority interest	(450,481)	-	(450,481)

NET INCOME	55,440,327	1,149,135	56,589,462

CONSOLIDATED STATEMENT OF INCOME

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2004

	For the year ended December 31, 2002

	Consolidated		Consolidated
	Statement of		Statements of
	Income under	US GAAP	Income under
	Chilean GAAP	adjustments	US GAAP

	ThCh$	ThCh$	ThCh$
OPERATING RESULTS
Net sales	358,083,243	-	358,083,243
Cost of sales	(176,460,767)	(22,661,101)	(199,121,868)

Gross margin	181,622,476	(22,661,101)	158,961,375
Selling and administrative expenses	(142,527,344)	14,025,453	(128,501,891)

Operating income	39,095,132	(8,635,648)	30,459,484

NON-OPERATING RESULTS
Non-operating income	6,509,380	(94,686)	6,414,694
Non-operating expenses	(9,963,679)	4,574,719	(5,388,960)
Price-level restatements and exchange differences	(3,803,506)	-	(3,803,506)

Income before income taxes
and minority interest	31,837,327	(4,155,615)	27,681,712
Income taxes	(7,698,569)	1,334,681	(6,363,888)
Minority interest	(1,296,085)	-	(1,296,085)

NET INCOME	22,842,673	(2,820,934)	20,021,739

3. Additional disclosure requirements

a) Reclassifications for US GAAP purposes

Income and expenses

Under Chilean GAAP the following income and expenses arising during the years 2004, 2003 and 2002 are classified as Non-operating income and expenses whereas under US GAAP they would be classified as Operating income and expenses:

	2004	2003	2002

	ThCh$	ThCh$	ThCh$
Non-operating income:
Amortization of negative goodwill	38,562	42,121	51,467
Other	28,541	11,175	43,219

	67,103	53,296	94,686

Non-operating expenses:
Amortization of goodwill	2,178,025	2,272,917	2,653,537
Loss on sale, provision for impairment and write-offs
of property, plant and equipment	310,089	1,655,316	684,068
Extraordinary write-offs	390,180	-	239,142
Extraordinary severance indemnities	172,776	676,852	-
Director’s participation based on extraordinary dividend	-	528,742	-
Restructuring costs and indemnities	-	-	997,972

	3,051,070	5,133,827	4,574,719

Selling and administrative expenses - Under Chilean GAAP, shipping and handling costs are charged to Selling and administrative expenses whereas under US GAAP they would be classified in Cost of sales. Shipping and handling costs were ThCh$ 19,744,812, ThCh$ 18,703,611 and ThCh$ 17,791,856 in 2004, 2003 and 2002, respectively.

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

	2004	2003

	ThCh$	ThCh$

Time deposits	35,107,092	20,941,077
Mutual fund shares	3,966,274	21,451,724
Securities purchased under resale agreements	9,295,991	14,484,583

Total	48,369,357	56,877,384

b) Earnings per share

Disclosure of the following earnings per share information is not generally required for presentation in financial statements under Chilean accounting principles, but is required under US GAAP:

	2004	2003	2002

	Ch$	Ch$	Ch$

Basic and diluted earnings per share under US GAAP	142.53	177.67	62.86
Weighted-average number of shares of common stock
outstanding for basic and diluted earnings
per share (in thousands)	318,503	318,503	318,503

Earnings per share is determined by dividing the net income for the year under US GAAP by weighted-average number of shares of common stock outstanding during each year.

c) Income taxes

The provision for income taxes charged to results is summarized as follows:

	2004	2003	2002

	ThCh$	ThCh$	ThCh$

Current tax expense	(7,811,569)	(7,401,107)	(4,846,449)
Deferred tax under Chilean GAAP	1,912,955	2,299,655	(2,852,120)
Deferred tax assets generated from the merger	2,900,909	-	-
Additional deferred tax to conform
with US GAAP	1,476,909	586,199	1,334,681

Total provision for US GAAP	(1,520,796)	(4,515,253)	(6,363,888)

Deferred tax assets (liabilities) under US GAAP are summarized as follows at December 31 of each year:

	2004	2003	2002

	ThCh$	ThCh$	ThCh$

Property, plant and equipment	(18,168,891)	(21,351,314)	(21,289,560)
Employee severance indemnities	-	-	(88,904)
Inventories	(820,442)	(692,670)	-
Other liabilities	(1,340,875)	(756,765)	-
Adjustment on bottles and container deposits	(2,408,312)	(1,969,518)	(1,792,315)

Gross deferred tax liabilities	(22,738,520)	(24,770,267)	(23,170,779)

Accounts receivable	891,214	974,406	811,352
Investments in other companies	-	-	365,610
Inventories	-	-	114,498
Other assets	1,291,195	1,384,987	290,427
Tax loss carryforwards	9,474,805	12,027,819	7,818,265
Less: Valuation allowance	(4,262,226)	(8,996,995)	(6,699,978)
Employee severance indemnities	385,619	404,764	-
Other	5,176,261	2,983,736	1,003,100

Gross deferred tax assets	12,956,868	8,778,717	3,703,274

Net deferred tax assets (liabilities)	(9,781,652)	(15,991,550)	(19,467,505)

The provision for income taxes differs from the amount of income taxes determined by applying the applicable Chilean statutory income tax rate of 17% in 2004, 16.5% in 2003 and 16% in 2002 to pretax income as a result of the following differences:

	2004	2003	2002

	ThCh$	ThCh$	ThCh$

At statutory Chilean tax rate	8,458,150	10,082,278	4,221,700
Increase (decrease) in rates resulting from:
Non-deductible expenses	2,837,892	3,919,901	4,717,284
Non-taxable income	(7,580,708)	(7,590,633)	(1,973,216)
Tax credits	(998,990)	(863,192)	(631,107)
International income tax differences	(1,195,548)	(1,033,100)	29,227

At effective tax rates	1,520,796	4,515,254	6,363,888

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay income tax on a separate return basis and not on a consolidated basis.

The Argentine enacted income tax rate was 35% during the years 2002 to 2004.

Certain of the Chilean subsidiaries have tax loss carryforwards aggregating ThCh$ 18,190,614 at December 31, 2004 (ThCh$ 18,668,210 in 2003) which have no expiration date. Additionally, CCU Argentina and its subsidiaries and Finca La Celia S.A. and subsidiary, have tax loss carryforwards aggregating ThCh$ 17,985,504 at December 31, 2004 (ThCh 25,193,035 in 2003) which may be applied to reduce taxable income in Argentina during a five-year carryforward period. These tax losses resulted in a deferred tax asset for 2004 of ThCh$ 9,474,805 (ThCh$ 12,027,818 in 2003 and ThCh$ 7,818,265 in 2002). Valuation allowances of ThCh$ 4,262,226 in 2004 and ThCh$ 8,996,995 in 2003 were provided against certain of the deferred tax assets of the Argentine subsidiaries because it is currently expected that those assets will probably not be realized before they expire.

d) Investment securities

The book value of investment securities totaled ThCh$ 243,760 at December 31, 2004 and ThCh$ 867,620 at December 31, 2003. The difference between book value and market value at December 31, 2004 is included above in the reconciliation in paragraph 1 s). The difference between the book value and market value at December 31, 2003 was not material. Realized gains and losses on sale of marketable securities was ThCh$ 29,918 in 2004 and - in 2003.

e) Intangible Assets - Trademarks

The Company’s other intangible assets consists primarily of trademarks related to beers, wines, soft drink and snacks. Trademarks are considered to have definite lives and are amortized over the life of either the legal trademark agreement, or 40 years. The weighted average amortization period is 20 years for US GAAP purposes. Trademarks are reviewed for impairment, whenever events or changes in business circumstances indicate the carrying value of the assets may not be fully recoverable or the useful lives are no longer appropriate.

The changes in the carrying amount of trademarks during the periods were:

	Beginning balance	Additions	Amortization	Ending balance

	ThCh$	ThCh$	ThCh$	ThCh$
2004	7,685,580	3,015,000	(1,634,873)	9,065,707
2003	10,144,593	-	(2,459,013)	7,685,580

The aggregate amortization expense for trademarks was ThCh$ 1,476,948 and ThCh$ 1,726,031 for the years ended December 31, 2004 and 2003, respectively. The estimated amortization expense for each of the five succeeding fiscal years is ThCh$ 270,718.

f) Fair value

The following methods and assumptions were used to estimate the fair value of each class of financial instrument at December 31, 2004 and 2003 for which it is practicable to estimate such value:

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

The estimated fair values of the Company’s financial instruments is summarized as follows:

	December 31, 2004		December 31, 2003
	Carrying	Fair	Carrying	Fair
Assets	amounts	value	amounts	value

	ThCh$	ThCh$	ThCh$	ThCh$

Cash	11,829,776	11,829,776	11,137,334	11,137,334
Time deposit and marketable securities	53,366,089	53,489,948	42,641,415	42,641,415
Investments in other companies	37,931	37,931	51,583	51,583
Securities purchased pursuant to
resale agreements	9,307,573	9,307,573	14,481,444	14,481,444
Other current assets	614,690	614,690	61,475	61,475

Total assets	75,156,059	75,279,918	68,373,251	68,373,251

Liabilities

Bank borrowings (short-term)	31,883,540	31,712,028	36,707,517	36,557,044
Bonds payable (short-term)	1,848,532	1,802,458	1,705,772	2,525,077
Current portion of long-term
bank borrowings	8,145,975	7,899,055	1,373,241	2,895,516
Bank borrowings (long-term)	60,870,485	59,986,749	84,785,648	84,844,246
Bonds payable (long-term)	32,902,395	32,796,186	18,932,774	19,270,690
Forward contract	1,360,989	1,360,989	32,809	32,809
Swap contracts	5,422,437	5,422,437	9,622,268	9,622,268

Total liabilities	142,434,353	140,979,902	153,160,029	155,747,650

g) Concentrations of credit and other risk

The Company has accounts with a variety of banks and does not hold significant deposits with any single bank. The Company has a wide customer base and trades with a large number of small customers. Consequently, the Company does not believe that it has any significant concentrations of credit risk at December 31, 2004. The beverage business is highly competitive in both Chile and Argentina, where the Company competes with other enterprises. Additionally, in view of the favorable long-term economic conditions in Chile, other enterprises may be expected to enter the country’s beer, wine and soft drink markets.

The Company’s results may be materially adversely affected from time to time by significant increases in advertising and promotion costs, loss of sales volume, price discounting, or a combination of these and other factors related to the competitive beer, wine and soft drinks markets in Chile and Argentina.

h) Restructuring Costs

During 2000, the Company implemented a plan to reorganize and restructure certain of its business activities at the Company level and at certain subsidiaries. The restructuring consisted of a series of planned actions, including a reduction in the number of employees, and the closing of plant facilities. In connection with these actions, the Company recorded restructuring charges totaling ThCh$ 997,972 in 2002 which were classified as non-operating expenses. At December 31, 2002, all the restructuring activities related to the 2000 and 2001 programs were complete and all costs had been paid.

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

At December 31, 2004, the Company has one cross-currency interest-rate swap agreement (US dollar to Chilean peso) to buy and sell US dollars for a notional amount of US$ 100,000,000. This contract was obtained to protect the Company from foreign exchange and interest-rate risk with respect to long-term bank debt denominated in US dollars. Additionally, the Company had six cross-currency derivative contracts for a notional amount of US$ 96,110,000 at December 31, 2003.

At December 31, 2004, the Company has twelve derivative contracts consisting of forward contracts to sell US dollars for a notional amount of US$ 16,359,500 maturing throughout 2005. At December 31, 2003, the Company had three derivative contracts consisting of forward contracts to sell US dollars for a total notional amount of US$ 25,900,000. At December 31, 2002 the Company had three forward contracts to buy US dollars for a notional amount of US$ 9,500,000. These forward contracts were obtained to protect the Company from foreign exchange risk with respect to mutual fund shares and trade accounts receivable denominated in US dollars.

As described further in Note 1 p) at December 31, 2004, 2003 and 2002, the forward contracts and the cross-currency interest-rate swap contracts designated as hedges for Chilean GAAP purposes, did not meet the documentation requirements to be designated as hedges under US GAAP.

4. Recent accounting pronouncements

In November 2004, the FASB issued FASB Statement No. 151, “Inventory Costs – an amendment of ARB No 43” (“FAS 151”), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. FAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS No. 151 is not expected to have any impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued FASB Statement No. 153, “Exchange of Non-monetary Assets an amendment of APB No. 29” (“FAS 153”), which is the result of its efforts to improve comparability of U.S. accounting standards for non-monetary transactions with International Accounting Standards. FAS No. 153 eliminates the exception to fair value for exchanges of similar productive assets outlined in APB No. 29 and replaces it with a general exception for exchange transactions that do not have commercial substance – that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. FAS No. 153 will be effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. FAS 153 is not expected to have any impact on the Company’s financial position or results of operations.

In May 2005, the FASB issued FASB Statement No. 154 "Accounting Changes and Error Corrections -a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("FAS 154"), which changes the requirements for the accounting and reporting of a change in an accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. FAS 154 is not expected to have any impact on the Company's financial position or results of operations.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Patricio Jottar Chief Executive Officer

Date: June 28, 2005