Form 20-F
period 2005-12-31
UNITED BREWERIES CO INC
filed 2006-06-28
CIK 888746

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2005

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	____________to ____________
Commission file number	to 0-20486

COMPAÑIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant's name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Bandera 84, Sixth Floor, Santiago, Chile
(Address of principal executive offices)
______________________________________________

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
ITEM 17      ITEM 18

Introduction

In this annual report on Form 20-F, all references to the “we”, “us” or “CCU” are to Compañía Cervecerías Unidas S.A., an open stock corporation (sociedad anónima) organized under the laws of the Republic of Chile, and its consolidated subsidiaries. Chile is divided into regions, each of which is known by its roman number (e.g. “Region XI”). Our fiscal year ends on December 31st. Unless otherwise specified, all references to “U.S. dollars”, “dollars”, or “US$” are to United States dollars, and references to “Chilean pesos”, “pesos” or “Ch$” are to Chilean pesos. We publish our financial statements in Chilean pesos, which are adjusted to reflect changes in purchasing power due to inflation and/or changes in exchange rates. Unless otherwise specified, financial data regarding us is presented in this annual report in constant Chilean pesos of December 31, 2005 purchasing power. See the notes to our consolidated financial statements included in pages F-8 through F-67 of this annual report. We use the metric system of weights and measures in calculating our operating and other data. The United States equivalent units of the most common metric units used by us are as shown below:

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

This annual report contains various estimates made by us of market share data and related sales volume information. These estimates are based on statistics published or made available by A.C. Nielsen Chile S.A., or Nielsen, in the case of beer, soft drinks, mineral water, wine and pisco sales in Chile; the Cámara de la Industria Cervecera Argentina (Argentine Beer Industry Chamber, or CICA) in the case of beer sales in Argentina; the Asociación Nacional de Bebidas Refrescantes (National Association of Soft Drinks, or ANBER) in the case of soft drinks and mineral water; the Servicio Agrícola Ganadero (Agricultural and Livestock Service, or SAG) in the case of wine sales in Chile; and the Asociación de Viñas de Chile, A.G. (the Wineries of Chile Association) in the case of Chilean wine exports. We believe that, due to the methodologies used, the statistics provided by these sources in some cases do not accurately reflect our market share or industry sales volumes. For example, the Nielsen sampling frame includes only the metropolitan areas of Chile and not the rural areas of the country, where we believe our beer market share is higher than in the metropolitan areas, due to our distribution system. Likewise, the sales of one of our Argentine competitors are not reflected in CICA’s statistics because this company is not a member of CICA. Similarly, data regarding the size of the Chilean soft drink and mineral water markets and market shares do not coincide with publicly available information of our sales volume and our competitors. As a consequence, we have revised the share estimates from the sources identified above for Chilean and Argentine beer sales and soft drink and mineral water sales to reflect what we believe is a more accurate measure of market shares, taking into account:

  reports published by the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics, or the INE),
  our internal sales data,
  sales information filed publicly by our competitors, and
  import and export reports made available by Chilean and Argentine customs authorities.

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

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable

ITEM 2: Offer Statistics and Expected Timetable

Not applicable

ITEM 3: Key Information

Selected Financial Data

The following table presents selected consolidated financial data as of December 31, 2004 and 2005, and for each of the years ended December 31, 2003, 2004 and 2005, which has been derived from our consolidated financial statements included elsewhere in this annual report. Selected consolidated financial data as of December 31, 2001, 2002 and 2003, and for the two years ended December 31, 2001 and 2002 has been derived from our consolidated financial statements not included in this annual report. The financial data set forth below should be read in conjunction with the consolidated financial statements and related notes and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report.

The financial information as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 shown below is presented in constant Chilean pesos of December 31, 2005:

		Year ended December 31,

	2001	2002	2003	2004	2005

		(millions of constant Ch$) (1)
Income Statement Data:
Chilean GAAP:
Total revenues	Ch$397,244	Ch$370,974	Ch$407,838	Ch$435,683	Ch$492,047
Operating income	48,222	40,503	48,702	60,820	66,470
Interest expense	(6,853)	(4,108)	(6,012)	(6,143)	(7,412)
Other income	25,724	6,744	26,006	4,529	3,247
Income tax	(7,894)	(7,976)	(5,285)	(6,111)	(9,115)
Net income	42,395	23,665	57,436	47,028	48,177
Net earnings per share	133.1	74.3	180.3	147.7	151.3
Net earnings per ADS (2)	665.5	371.5	901.7	738.3	756.3
Dividends per share (3)	66.00	64.60	614.26	89.80	97.37
Dividends per ADS in US$ (2) (3)	0.49	0.46	4.47	0.78	0.94
Weighted average shares
Outstanding (000s)	318,503	318,503	318,503	318,503	318,503
U.S. GAAP:
Total revenues	Ch$398,154	Ch$370,974	Ch$407,838	Ch$435,683	Ch$492,047
Operating income	40,983	31,556	43,884	53,165	62,484
Net income	38,123	20,743	58,627	47,030	49,576
Basic and diluted earnings per share	119.7	65.1	184.1	147.7	155.7
Basic and diluted earnings per ADS (2)	598.5	325.6	920.3	738.3	778.3
Balance Sheet Data:
Chilean GAAP:
Total assets	Ch$695,298	Ch$699,417	Ch$612,964	Ch$613,561	Ch$643,273
Long-term liabilities	80,093	58,867	147,549	130,760	174,869
Total debt (4)	78,391	76,577	148,639	140,534	146,691
Total stockholders' equity	454,664	464,921	296,028	312,979	319,030
Capital stock	180,381	180,381	180,497	180,497	180,497
U.S. GAAP:
Total assets	Ch$700,038	Ch$703,510	Ch$618,063	Ch$618,003	Ch$650,494
Long-term liabilities	82,526	62,117	150,986	135,297	180,038
Total debt (4)	78,391	76,577	148,639	148,182	154,517
Total stockholders' equity	455,864	465,764	292,293	307,685	316,826
Capital stock	180,381	180,381	180,497	180,497	180,497
Other Data:
Sales volume (in millions of liters):
Beer (Chile)	348.3	350.2	371.8	380.7	417.0
Beer (Argentina)	151.2	160.4	190.4	210.1	226.9
Soft drinks, nectars and mineral water (5)	414.1	413.6	428.6	442.4	474.2
Wine (6)	84.6	96.6	121.0	106.3	105.7
Pisco (7)	-	-	3.2	7.0	20.3
Change in consumer price index applicable for

the restatement of financial statements (8)	3.1%	3.0%	1.0%	2.5%	3.6%
___________________________
(1)	Except shares outstanding, net earnings per share and per ADS, sales volume and inflation data.
(2)	Per ADS amounts are determined by multiplying per share amounts by 5, as one ADS is equal to 5 shares of Common Stock.
(3)	Dividends per share are expressed in pesos corresponding to payment dates and dividend per ADS are expressed in US$ based on the conversion rate on the day of payment.
(4)	Includes short-term and long-term financial debt.
(5)	Includes sales of soft drinks, nectars and mineral water in Chile and Argentina. During 2002, 2003, 2004 and 2005, there were no sale of these products in Argentina.
(6)	Includes sales of wine in Chile and Argentina.
(7)	For the year 2005, includes operations of the newly established Compañía Pisquera de Chile S.A.
(8)
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

Purchases and sales of foreign exchange effected outside the formal exchange market are carried out in the Mercado Cambiario Informal (the informal exchange market). The informal exchange market reflects the supply and demand for foreign currency. There are no limits imposed on the extent to which the rate of exchange in the informal exchange market can fluctuate above or below the observed exchange rate. On June 22, 2006, the average exchange rate in the informal exchange market was Ch$547.95 per U.S. dollar and the U.S. dollar observed exchange rate was Ch$546.57 per U.S. dollar.

The following table sets forth the low, high, average and period-end observed exchange rates for U.S. dollars for each of the indicated periods starting in 2001 as reported by the Central Bank of Chile. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

	Daily Observed Exchange Rate (1)
	(Ch$ per US$)

	Low (2)	High (2)	Average (3)	Period-end

2001	557.13	716.62	635.28	654.79
2002	641.75	756.56	689.21	718.61
2003	593.10	758.21	690.90	593.80
2004	557.40	649.45	609.41	557.40
2005	509.70	592.75	559.68	512.50
December 2005	509.70	518.38	514.04	512.50
January 2006	513.18	535.36	525.02	524.37
February 2006	516.91	532.35	525.35	517.33
March 2006	516.75	536.16	529.16	526.18
April 2006	511.44	525.40	516.74	514.97
May 2006	512.76	532.92	521.56	531.87
(June 2006, through June 22)	529.91	547.83	541.55	546.57
___________________________

Source: Central Bank of Chile
(1)	Historical pesos.
(2)	Rates shown are the actual low and high, on a day-by-day basis for each period.
(3)	The average of monthly average rates during the period reported.

Capitalization and Indebtedness

Not applicable

Reasons for the Offer and Use of Proceeds

Not applicable

Risk Factors

RISKS RELATING TO CHILE

We are substantially dependent on economic conditions in Chile, which may adversely impact our results of operations and financial condition.
We are predominantly engaged in business in Chile and 89.7% of our revenues in 2005 were generated from our Chilean operations, of which 88.6% came from the domestic market and 11.4% from exports. Thus, our results of operations and financial condition are to a large extent dependent on the overall level of economic activity in Chile. Although the Chilean economy experienced an average yearly growth of 7.7% between 1990 and 1997, it experienced an average yearly growth of only 3.6% between 1998 and 2005. Historically, slower economic growth in Chile has negatively affected demand for our products and adversely affected our profitability. Nevertheless, in 2004 and 2005 the economy grew 6.2% and 6.3%, respectively. We cannot make any assurances that economic growth in Chile will continue in similar levels of the last two years.

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
The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. For example, the Santiago Stock Exchange, which is Chile’s main stock exchange, had a market capitalization of approximately US$136 billion as of December 31, 2005 while as of December 31, 2005, The New York Stock Exchange had a market capitalization of approximately US$19.8 trillion and the NASDAQ National Market had a capitalization of approximately US$3.6 trillion. In addition, the Chilean securities markets may be materially affected by developments in other emerging markets, particularly other countries in Latin America.

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
The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect the dollar value of our ADSs and the return on any investment in our ADSs. The Chilean peso has been subject to large nominal devaluations in the past and may be subject to significant fluctuations in the future. For example, in the period from December 31, 2000 to December 31, 2002, the value of the Chilean peso relative to the U.S. dollar declined 25.3% in nominal terms, or an average of 11.9% per year, based on the observed exchange rate for U.S. dollars on those dates. On the other hand, the average value of the Chilean peso relative to the U.S. dollar increased 18.8% in nominal terms between 2002 and 2005, or an average of 6.7% per year. See “Exchange Rates”.

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
In addition to our operations in Chile, we maintain substantial assets in Argentina and derive significant revenue from our operations in Argentina. In 2005, we derived Ch$50,838 million, or 10.3%, of our revenues from our Argentina operations, and, as of December 31, 2005, Ch$99,511 million, or 15.5%, of our assets were located in Argentina. In recent years, Argentina has suffered a prolonged recession, which culminated in an economic crisis, with negative growth rates of -3.4% in 1999, -0.8% in 2000, -4.4% in 2001 and -10.9% in 2002. Although the economic situation in Argentina has improved in the last years – GDP grew 8.8%, 9.0% and 9.2% in 2003, 2004 and 2005, respectively – it could continue to materially and adversely affect our Argentine operations. See “Item 5: Operating and Financial Review and Prospects – Trend Information”.

The Argentine peso devaluation in 2002 resulted in a loss of Ch$3,172 million for the year 2002 and our subsidiary, Finca La Celia, reported a loss due to the devaluation in 2002 of Ch$1,057 million. Additionally, according to accounting pronouncements regulating the conversion of Argentine financial statements to Chilean GAAP, fixed assets and their depreciation are considered in historical dollars. As a result, a devaluation of the Argentine peso adversely affects our operating results, as our revenues from our Argentine operations are impacted by the devaluation of the Argentine peso. In spite of the appreciation of the Argentine peso against the U.S. dollar in recent years, we cannot predict whether the Argentine economy will continue to recover or will face a recession, and if there is a recession whether it will affect our operations in Argentina.

Argentina’s legal regime and economy are susceptible to changes that could adversely affect our Argentinean operations.
The measures taken by the Argentine government in recent years to address the Argentine economic crisis, which began in 1998, have severely affected the Argentine financial system’s stability and have had a materially negative impact on its reputation. From December 2001 through December 2003, the consumer price index, the wholesale price index and the Coeficiente de Estabilización de Referencia, or CER, exhibited annual cumulative increases of 44.6%, 115.1% and 45.7%, respectively. However, in 2003 and 2004 the inflationary trend slowed, with the consumer price index rising 3.5% in 2003 and 5.4% in 2004; and the wholesale price index decreasing 0.1% and rising 8.7% in the same periods. Nevertheless, in 2005 Argentina’s inflation rate cause the consumer price index and the wholesale price index to increase 12.3% and 10.6%, respectively. In 2005, Argentina’s gross domestic product increased by an estimated 9.2% . We cannot predict whether the current Argentine government, which took office on May 25, 2003, will be able to maintain a strict monetary policy and control inflation in response to the changing economic situation. The unpredictability, timing and scope of possible measures enacted by the Argentine government, including expropriations, higher taxes and exchange control measures, may adversely affect our Argentinean operations and our results of operations.

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
As of May 31, 2006, Inversiones y Rentas S.A., or IRSA, a Chilean closed corporation, owned directly and indirectly, 66.1% of our shares of common stock. Accordingly, IRSA has the power to control the election of most members of our board of directors and its interests may differ from those of the holders of our ADSs. IRSA also has a significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and going-private transactions. In addition, actions by IRSA with respect to the disposition of the shares of common stock that it owns, or the perception that such actions may occur, may adversely affect the trading prices of our ADSs or common stock.

Competition in the Chilean beer market may erode our market share and lower our profitability.
In 2005, our market share of the Chilean beer market by volume was approximately 88%. Our largest competitor in the Chilean beer market by volume is Cervecería Chile S.A., or Cervecería Chile, a subsidiary of Quilmes Industrial S.A., or Quilmes, the largest Argentine brewer. In May 2002, Quilmes and Companhia de Bebidas das Américas, or AmBev, announced an agreement by which AmBev will assume control of Quilmes within a seven-year period. In April 2006, the former controller of Quilmes exercised the option of selling its shares to AmBev. As of the date of this annual report, AmBev is in the process of assuming control of Quilmes. We estimate that Cervecería Chile increased two points its market share by volume in Chile to approximately 11% in 2005, through more aggressive commercial activities and the launched, in September 2005, of Brahma locally produced. In the past, Cervecería Chile has engaged in aggressive price discounting. If Cervecería Chile were to engage in aggressive price discounting in the future, there can be no assurance, given the current environment, that any such discounting or other competitive activities will not have a material adverse impact on our profitability.

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

Beer consumption in Chile historically has been influenced by changes in domestic wine prices. Increases in domestic wine prices have tended to lead to increases in beer consumption, while reductions in wine prices have tended to reduce or slow the growth of beer consumption. Between 1999 and 2003, wine prices decreased, becoming a threat to beer consumption. Nevertheless, during 2004 and 2005 wine prices have increased due to double digit growth in wine exports and the lack of new plantations in recent years. However, during 2006 grape prices have decreased, which may affect wine prices during the second half of 2006. Similarly, over the past few years, the price of soft drinks has decreased relative to the price of beer due to lower packaging costs, the introduction of larger packaging formats and the launch of low-price brands, which we believe has affected the growth in beer consumption. As a result of our lower market share in the Chilean wine and soft drinks markets as compared to the Chilean beer market, if beverage consumers were to shift their consumption from beer to either wine or soft drinks, we expect that it would adversely affect our profitability.

Quilmes dominates the beer market in Argentina and we may not be able to maintain our current market share.
In Argentina, we face competition from Quilmes, Cervecería Argentina S.A. Isenbeck, a subsidiary of Warsteiner Brauerei Hans Cramer GmbH & Co., or Warsteiner, and Cervecería Estrella de Galicia S.A., or Galicia. In 2005, we estimate that Quilmes had a market share of 78%, Warsteiner had a market share of 6% and Galicia had a market share of less than 1%. We estimate that our year-end market share of the Argentine beer market was 16% in 2005. As a result of its dominant position in Argentina, Quilmes’ large size enables it to benefit from economies of scale in the production and distribution of beer throughout Argentina. Therefore, we can make no assurances that we will be able to grow or maintain our current market share of the Argentine beer market.

Consolidation in the beer industry may impact our market share.
In May 2002, AmBev and Quilmes announced an agreement by which AmBev will assume control of Quilmes within a seven-year period. In April 2006, the former controller of Quilmes exercised the option of selling its shares to AmBev. As of the date of this annual report, AmBev is in the process of assuming control of Quilmes. Additionally, on March 2004, AmBev and Interbrew announced an agreement to merge, creating the world’s largest brewer under the name InBev. This deal was completed in August 2004. In Chile, Quilmes sells its beer through Cervecería Chile, which had a market share of approximately 11% in 2005, and in Argentina, AmBev sells its beer through Quilmes, which had a market share of approximately 78% in 2005.

In July 2005, SABMiller plc. announced the agreement to buy Bavaria S.A., a Colombian brewer with operations in Colombia, Peru, Ecuador and Panama, forming the second largest brewer in the world. Consolidation in the beer industry has resulted in larger and more competitive participants, which could change the current market conditions under which we operate.

Possible entrance of new players into the Argentine beer market.
The AmBev-Quilmes transaction was approved by the Argentine antitrust authorities on January 13, 2003, subject to the condition that AmBev and Quilmes divest themselves of certain brands and the AmBev plant in Luján, near Buenos Aires, to a company currently not present in the Argentine beer market. On February 14, 2003, through our subsidiary CICSA, we filed a complaint before the Argentine federal courts in order to be eligible to participate in the acquisition of these assets. In February 2006, the Argentinean Supreme Court of Justice ruled against our complaint. Therefore, it is possible that a new player enter the Argentine beer market.

Restrictions in the gas supply from Argentina have increased our energy costs.
Since 2005, the Argentine government has restricted gas exports to Chile due to supply problems in that country. This has increased the cost of operating our beer production plants in Chile and Argentina, as well as our soft drinks plants in Chile. Additionally, these restrictions have increased electrical power costs related to these same gas restrictions. We do not need additional investments because our boilers can work with gas or with alternative fuels, such as diesel oil. Considering current energy prices, we estimate that the cost increase at a consolidated level should be approximately Ch$1,900 million for 2006.

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

Increase in negotiation power of same clients.
In recent years, the Chilean supermarket industry has gone through a consolidation process, increasing the importance and purchasing power of a few supermarket chains. The importance of supermarkets is disclosed in each one of our business segments.

Dependence on a unique supplier for some important raw materials.
In the case of glass bottles, both in Chile and Argentina, we purchase most of our bottles from a unique local supplier. In case of some problem with one of these suppliers we will need to use suppliers outside each country.

Possible restrictions on the sale and promotion of alcoholic beverages in Chile.
Senators and congressmen from different political parties have recently submitted to Congress four proposed bills to restrict the consumption, sale and promotion of alcoholic beverages. These bills will be most likely merged into one, due to their similar nature. The main modifications proposed in these bills are the incorporation of warnings on product labels of the possible dangers of excessive alcohol consumption on human health, restrictions on television advertising and a prohibition of alcoholic beverages at sports, cultural or related events. If the proposed bills are passed, this could affect alcoholic beverage consumption and, as a consequence, could negatively affect our further business development.

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

In 1994, we diversified our operations both in the domestic and international markets. In that year, we purchased a 48.4% interest in the Chilean wine producer Viña San Pedro S.A., or VSP. As of December 31, 2005, that interest amounted to 60.2% . In November 1994, we and Buenos Aires Embotelladora S.A. (“BAESA”) (the PepsiCo bottler in Chile at that time) merged businesses to create Embotelladoras Chilenas Unidas S.A., or ECUSA, for the production, bottling, distribution and marketing of soft drinks and mineral water products in Chile.

In November 1999, we bought BAESA’s interest in ECUSA and thereafter have controlled 100% of that company. In addition, in 1994 through Southern Breweries Establishments, or SBE, a 50%-investment, we acquired a 26.9% indirect equity interest in Karlovacka Pivovara d.d., or Karlovacka, a Croatian brewery. Between 1994 and 1998, we increased our indirect equity stake in Karlovacka to 34.4% . On March 31, 2003, SBE sold its interest in Karlovacka to Heineken Adria d.o.o, a subsidiary of Heineken International B.V., or Heineken International, generating a profit of Ch$21,359 million, and on April 10, 2003, we bought the remaining 50% interest of SBE. At CCU consolidated level, we have a 99.97% interest in SBE due to minority shareholders in ECUSA, direct owner of a 99.98% equity in Inversiones Ecusa S.A., which owns 50% of SBE.

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

In February 2003, we began the sale of a new product for our beverage portfolio, pisco, under the brand Ruta Norte. Pisco is a grape spirit very popular in Chile that is produced in the northern part of the country and the southern part of Peru. Our pisco was produced in the “Elqui Valley” in the IV Region of Chile and it was sold throughout the country by our beer division sales force. In March 2005, we entered into an association with the second largest pisco producer at that time, Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. ("Control"). This new joint venture was named “Compañía Pisquera de Chile S.A.”, to which the companies contributed principally with assets, commercial brands and – in the case of Control – also some financial liabilities. Currently we own 80% of Compañía Pisquera de Chile and Control owns the remaining 20%. According to Nielsen numbers, Compañía Pisquera de Chile has 46% market share of the Chilean pisco industry. We estimate annual revenues of the Chilean pisco industry in approximately Ch$106,400 million.

On April 17, 2003, the Schörghuber Group, an indirect owner of 30.8% of our ownership interest, gave Quiñenco S.A., also an indirect owner of 30.8% of our ownership interest, formal notice of its intent to sell 100% of its interest in FHI to Heineken Americas B.V., a subsidiary of Heineken International B.V. As a result of the sale, Quiñenco and Heineken Americas B.V., the latter through FHI, become the only two shareholders of IRSA, the owner of 61.6% of our equity at that time, each with a 50% interest in IRSA. Heineken International B.V. and FHI subsequently formed Heineken Chile Ltda., to hold the latter’s 50% interest in IRSA. Therefore, Quiñenco and Heineken Chile Ltda. are the only two current shareholders of IRSA, with a 50% equity each. On December 30, 2003, FHI merged into Heineken Americas B.V., which together with Heineken International B.V. remain as the only shareholders of Heineken Chile Ltda.

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

CAPITAL EXPENDITURES

The capital expenditures figures shown below reflect amounts on the date they are recorded in our accounting records and therefore may not match cash flow figures since these reflect payments when made. Our capital expenditures for 2003, 2004 and 2005 were Ch$22,197 million, Ch$28,060 million and Ch$40,147 million, respectively, totaling Ch$90,404 million, of which Ch$30,982 million were invested in our beer operations in Chile, Ch$21,847 million in our Argentine beer operations, Ch$20,498 million in soft drink and mineral water operations, Ch$9,283 million in wine operations and Ch$3,387 million in pisco operations during the years mentioned above.

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

In Chile, during 2005, capital expenditures in our beer division were focused principally on increasing the amount of returnable bottles, upgrading the bottling lines and investing in marketing assets. In Argentina, our capital expenditures were primarily for the expansion of production capacity in Santa Fe, additional returnable bottles and marketing assets. Capital expenditures were incurred in our soft drink division mainly for bottles and a new bottling line. Regarding our wine operations, we upgraded bottling lines and increased the number of our wine cellars. In our pisco business, we increased the number of our pisco cellars. Additionally, we increased our plastic bottle production capacity.

Our principal capital expenditures for the period 2003-2005 are displayed in the following table. The information is presented in constant million Chilean pesos of December 31, 2005.

		2003

		(Million Ch$)
Beer Chile
Packaging		2,621
Coolers		1,166
Other marketing assets		731
Packaging line improvements		602
Machinery and equipment		583
Others		376

	Total	6,079

Beer Argentina
Machinery and equipment		2,867
Marketing assets		342
Packaging		263
Others		2,099

	Total	5,571

Soft Drinks & Mineral Water
Packaging		2,820
Coolers		1,353
Other marketing assets		240
Packaging line improvements		225
Others		1,035

	Total	5,674

Wine
Barrels		1,167
Machinery and equipment		543
Others		1,342

	Total	3,052

Others
Software and hardware		649
Injection molds		234
Others		940

	Total	1,822

	TOTAL 2003	22,197

		2004

		(Million Ch$)
Beer Chile
Packaging		2,199
Packaging line improvements		1,900
Machinery and equipment		1,154
Marketing assets		386
Others		3,621

	Total	9,261

Beer Argentina
Packaging		2,329
Capacity improvements		3,196
Marketing assets		910
Others		1,871

	Total	8,307

Soft Drinks & Mineral Water
Packaging		2,068
Marketing assets		956
Packaging line improvements		186
Others		1,660

	Total	4,871

Wine
Barrels		1,201
Environmental improvements		320
Packaging line improvements		284
Others		1,188

	Total	2,993

Others
Pisco capacity improvements		755
Software and hardware		351
Injection and blow molds		262
Others		1,261

	Total	2,628
	TOTAL 2004	28,060

		2005

		(Million Ch$)
Beer Chile
Machinery and equipment		4,710
Packaging		2,856
Packaging line improvements		2,008
Marketing assets		1,506
Others		4,562

	Total	15,641

Beer Argentina
Machinery and equipment		6,298
Packaging		725
Marketing assets		664
Others		283

	Total	7,969

Soft Drinks & Mineral Water
Packaging		3,088
New packaging line		2,944
Marketing assets		763
Packaging line improvements		306
Others		2,852

	Total	9,953

Wine
Machinery and equipment		1,050
Barrels		447
Increase in reserve wines storage capacity		328
Environmental improvements		106
Others		1,308

	Total	3,239

Pisco
Barrels		451
Machinery and equipment		189
Plants improvements		178
Others		9

	Total	827

Others
Injection and blow molds		1,703
Software and hardware		172
Industrial shed extension		171
Others		471

	Total	2,518

	TOTAL 2005	40,147

Business Overview
Summary

We are a diversified beverage company operating principally in Chile and Argentina. We are the largest brewery in Chile, the second largest brewery in Argentina, the third largest soft drinks producer in Chile, right after the two largest Coca-Cola bottlers in Chile, the largest mineral water and bottled nectar producer in Chile, the second largest wine producer in Chile, one of the largest pisco producer in Chile and also we participate in the confectionery industry in Chile. Our beer and soft drink products include a wide range of proprietary, licensed and imported brands.

In 2005, we had consolidated net sales of Ch$492,047 million, of which 38.3% was accounted for by our beer sales in Chile, 9.5% by our beer sales in Argentina, 27.6% by our soft drinks, nectar and mineral water sales in Chile, 17.1% by wine sales, 5.8% by pisco sales and the remainder by sales of other products.

Beer. We estimate that our share of the Chilean beer market by volume was approximately 89% for 2003, 90% for 2004 and 88% for 2005. Our line of beers in Chile includes a full range of super-premium, premium, medium-priced and popular-priced brands, which are primarily marketed under seven different proprietary brands and one brand extension. Our flagship brand, Cristal, is Chile’s best selling beer, accounting for an estimated 55% of all 2005 beer sales by volume in Chile. We are the only brewery in Chile with a nationwide production and distribution network. In addition, we are the exclusive producer and distributor in Chile of Heineken beer, the exclusive distributor in Chile of imported Budweiser beer and the exclusive local producer and importer of Paulaner beer. We also produce, under license, Austral beer and distribute Kunstmann beer brands.

We entered the Argentine beer market in 1995 by acquiring two breweries and their brands, CICSA and CSF. Additionally, in 1998, we bought the brands and assets of Cervecería Córdoba. Under a joint venture agreement entered into with Anheuser-Busch in 1995, we began importing, selling and distributing Budweiser beer in Argentina in March 1996. We began production and distribution of locally produced Budweiser beer in Argentina in December 1996 as part of our strategy to develop Budweiser as the flagship brand of our Argentine operations. In addition, we are the exclusive producer and distributor in Argentina of Heineken brand beer and the exclusive distributor in Argentina of imported Corona and Guinness beer brands. Currently, we and Anheuser-Busch have 92.1% and 7.9% respective interests in our Argentine subsidiary, CCU Argentina. We estimate that our market share by volume of the Argentine beer market was approximately 14% in 2003, 15% in 2004 and 16% in 2005, according to CICA.

Soft Drinks and Mineral Water. We produce and sell soft drink and mineral water products in Chile, including our proprietary brands and brands produced under license from PepsiCo, Schweppes Holdings Ltd. and Watt’s Alimentos S.A., or Watt’s. We estimate that our Chilean soft drinks market share by volume, not including nectars, was approximately 20% in 2003, 19% in 2004 and 18% in 2005 and that our mineral water market share by volume was 56% in 2003, 57% in 2004 and 61% in 2005, according to our estimates.

Wine. We entered the Chilean wine industry in 1994 with the acquisition of a 48.4% interest in VSP, Chile’s third largest winery in the domestic market and second largest wine exporter. After making subsequent investments, we currently have a 60.2% interest in VSP. VSP produces and markets a full range of wine products for both the domestic and export markets. We believe that in 2005, VSP’s sales by volume amounted to approximately 20% of total measured domestic industry sales by volume and 12% of Chile’s total wine export sales by volume, excluding bulk wine, according to our estimates and those of the Wineries of Chile Association. VSP’s main vineyard is located in Molina, 200 kilometers south of Santiago. VSP’s domestic wine products are distributed through our nationwide distribution system with dedicated sales forces in the major cities and its export products are sold in more than 70 different countries through distribution agents.

Pisco. In February 2003, we began the sale of a new product for our beverage portfolio, pisco, under the brand Ruta Norte. Pisco is a grape spirit very popular in Chile that is produced in the northern part of the country and the southern part of Peru. Our pisco was produced in the “Elqui Valley” in the IV Region of Chile and it was sold throughout the country by the beer division sales force. In March 2005, we entered into an association with the second largest pisco producer at that time, Control. This new joint venture was named “Compañía Pisquera de Chile S.A.”, to which the companies contributed principally with assets, commercial brands and – in the case of Control – also some financial liabilities. Currently we own 80% of Compañía Pisquera de Chile and Control owns the remaining 20%. According to Nielsen numbers, Compañía Pisquera de Chile has 46% market share of the Chilean pisco industry. We estimate annual revenues of the Chilean pisco industry in approximately Ch$106,400 million.

Confectionery. In January 2004, we entered the confectionery business by means of a joint venture between our subsidiary ECUSA and Industria Nacional de Alimentos S.A., a subsidiary of Quiñenco. Each company acquired a 50% interest in Calaf S.A., a corporation that acquired the trademarks, assets and know-how, among other things, of Calaf S.A.I.C. and Francisca Calaf S.A., traditional Chilean candy makers that have been in business for more than a century. We now sell Calaf’s products together with our soft drinks, with the potential to reach more than 90,000 clients. This new challenge offers an interesting growth opportunity to ECUSA in the ready-to-eat market segment.

Distribution Network. In Chile, we have an extensive and integrated distribution network for the sale and distribution of beer, soft drinks, mineral water, nectars, wine and pisco including a total of 16 owned or leased warehouses, a network of independent transportation companies and a direct sales force of approximately 900 people who sell our products to approximately 94,000 customers throughout Chile.

In Argentina, our sales and distribution network for our beer products consists of five owned or leased warehouses, a direct sales force reaching approximately 22,200 customers plus 11 supermarket chains, and 200 distributors.

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

Our Beer Business in Chile

The Chilean Beer Market. We estimate that annual beer consumption in Chile was 479 million liters in 2005, or approximately 31 liters per capita. The following chart shows our estimates for total and per capita consumption levels for beer in Chile for the years 2001 - 2005:

Year	Total Sales Volume (1)	Per Capita (2)

	(millions of liters)	(liters)

2001	397	27
2002	398	26
2003	418	27
2004	425	28
2005	479	31
________________
(1)	Based on our sales data, competitors’ publicly available information, equity research analyst reports, imports and export data from customs authorities.
(2)	Population estimated in accordance with the national census of April 2002.

We estimate that the total beer market increased approximately 12.7% in terms of volume sold during 2005 as compared to 2004. We believe that this positive growth in the beer market is the result of the actions taken by us since 2001 to increase beer consumption in Chile with new products, new packaging and creating new occasions of consumption, the improvement in Chilean economic conditions, the level of competition in the market and the higher relative prices of substitute products, such as wine and pisco.

Virtually all of the beer consumed in Chile is produced by four Chilean manufacturers: us, Cervecería Chile, Cervecería Austral S.A., or Cervecería Austral, and Compañía Cervecera Kunstmann S.A., or Kunstmann, whose principal brands of beer in Chile are Cristal, Becker, Austral and Kunstmann, respectively. According to our estimates, during 2005, we and Cervecería Chile accounted for approximately 88% and 11% of total beer sales in Chile, respectively. In November 2000, we acquired a 50% stake in Cervecería Austral, located in the city of Punta Arenas. This brewery has an annual production capacity of 5 million liters and had less than 1% market share during 2005. In October 2001, Cervecería Austral entered into a license agreement with our subsidiary, Cervecera CCU Chile Limitada, to produce and sell our brand Cristal, and also any other brand, owned by or licensed to Cervecera CCU Chile Limitada in the southern part of Chile. During 2003, Cervecería Austral began the production and sale of our brands Cristal, Escudo and Dorada 6.0. In May 2002, we acquired a 50% stake in Compañía Cervecera Kunstmann S.A., located in the city of Valdivia. This brewery has an annual production capacity of 5 million liters and had less than 1% market share during 2005. Due to the high costs of shipping beer to Chile and Chile’s returnable glass bottle system, sales of imported beer are not significant, representing an estimated 1% of total beer industry volume in 2005.

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

Beer Production and Marketing in Chile. The production of beer in Chile is our principal activity, generating net sales of Ch$158,937 million, Ch$169,158 million and Ch$188,431 million or 39.0%, 38.8%, and 38.3% of our total net sales in 2003, 2004 and 2005, respectively. Our sales of beer by volume in Chile increased 9.5% in 2005. As a percentage of our total net sales, net sales of beer in Chile have decreased slightly mainly due to the higher increase in consolidated net sales as a consequence of the higher increase in net sales from pisco and other products, mainly confectionery.

The following table shows our proprietary brands, brands produced under license and brands imported under license for the Chilean market:

Super-Premium beer brands	Premium beer brands	Special beer brands	Popular-priced beer brands

Royal Guard	Cristal	Lemon Stones	Dorada 6.0
Royal Light	Escudo		Aysén
Heineken (1)	Morenita
Budweiser (2)
Paulaner (1)
Austral (1)
Kunstmann (3)
__________________________
(1)	Produced under license
(2)	Imported
(3)	Distributed under license

Cristal is our principal and best selling beer brand in Chile. Escudo, Chile’s second most popular beer, is targeted to young-adult consumers. Royal Guard is our single, proprietary, super-premium brand. Royal Light is a light beer extension of the Royal Guard line and contains a lower alcohol content. Morenita is a dark beer and Dorada 6.0 is a discount brand with the highest alcohol content in Chile. Lemon Stones is a lemon flavored sweetened beer, with a 2.5% alcohol content. Aysén is a discount brand to compete with cans of low-priced imported beers in the northern part of the country. Since mid 2005, we stopped selling Aysén.

In 2005, we did not export beer from Chile. Although we continually explore export opportunities, we do not expect beer exports to be a significant source of sales in the future since our primary focus is on the Chilean domestic market.

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

In May 2002, we acquired a 50% ownership interest in Compañía Cervecera Kunstmann S.A., a microbrewery located in the southern city of Valdivia, with an annual production capacity of 3 million liters at that time. Since June 2003, our beer division began selling Kunstmann nationwide.

Our investment in Cervecería Austral S.A., the production of Austral brand by our beer division, the investment in Compañía Cervecera Kunstmann S.A., plus the production of Heineken beer since June 2003, are part of our strategy to increase our presence in the premium segment of the Chilean beer market.

Our beer products sold in Chile are bottled or packaged in returnable and non-returnable bottles, aluminum cans or stainless steel kegs at our production facilities in the Chilean cities of Santiago, Temuco and Antofagasta. During 2003, 2004 and 2005, we sold our beer products in Chile in the following packaging formats:

Percentage of Total Beer Products Sold

Container	2003	2004	2005

Returnable (1)	74%	72%	69%
Non-Returnable (2)	20%	22%	24%
Returnable Kegs (3)	6%	6%	6%

Total	100%	100%	100%

_________________________
(1)	Returnable beer containers include glass bottles of various sizes.
(2)	Non-Returnable beer containers include bottles and aluminum cans, both of assorted sizes.
(3)	Returnable kegs are stainless steel containers, which have a capacity of 20, 30 and 50 liters.

We obtain all of our glass bottles and cans from third party suppliers. See “– Raw Materials”.

We directly distribute our beer products throughout Chile to:

  off-premise retail: small and medium sized retail outlets, which in turn sell beer to consumers for take-out consumption;
  on-premise retail: retail establishments such as restaurants, hotels and bars for on-premise consumption;
  wholesalers; and
  supermarket chains.

In 2003, 2004 and 2005, the percentage mix of the above distribution channels for our beer products in Chile was as follows:

Percentage of Total Beer Products Sold

Distribution Channels	2003	2004	2005

Off-premise retail	38%	39%	39%
On-premise retail	18%	19%	19%
Wholesalers	23%	22%	21%
Supermarkets	21%	20%	21%

Total	100%	100%	100%

As of December 31, 2005, we had more than 38,000 customers in Chile for our beer products, none of which accounted for more than 2% of our total beer sales by volume, with the exception of two large supermarket chains that represented a combined total of 9%. During 2005, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains. We do not maintain any long-term contractual arrangements for the sale of beer with any of our customers in Chile.

The following table sets forth our beer sales volume in Chile, by category, during each of the last five years:

Category	2001	2002	2003 (1)	2004	2005 (2)

		(in millions of liters)
Super-Premium	12.0	14.2	21.9	31.5	34.3
Premium	233.7	233.5	302.9	307.1	358.6
Special	8.2	13.0	8.7	7.4	7.2
Medium-Priced	44.2	67.7	14.7	14.6	0.0
Popular-Priced	47.2	20.9	23.5	20.1	17.0
Other Brands	2.2	0.6	0.0	0.0	0.0

Total	347.5	350.0	371.8	380.7	417.0

_________________________
(1)	Escudo beer brand has been classified as a premium beer effective January 2003; previous years were not reclassified. Since 2003, free samples for promotions are considered in sales volume.
(2)	Morenita beer brand has been classified as a premium beer effective January 2005, previous years were not reclassified

The above figures do not include:

  export sales to third parties, which amounted to 0.8, 0.2, 0.1, 0.0 and 0.0 million liters in 2001, 2002, 2003, 2004 and 2005.

The average price, based on December 2005 Chilean pesos, per liter to our customers for beer products in Chile increased from an average of Ch$406 in 2001 to Ch$446 in 2005. The four-year compounded annual growth rate was 2.4% .

Our beer production in 2005 was centralized in the Santiago and Temuco plants in addition to the bottling facility in Antofagasta. The Temuco plant commenced in November 1999, replacing the closed plants of Concepción and Osorno. For a more detailed discussion of our capital expenditure program, see “– History and Development of the Company – Capital Expenditures”.

Raw Materials. The principal raw materials used in our production of beer are malt, rice, water and hops. We obtain our supply of malt from local producers and in the international market. During 2005, we renewed and signed long-term contracts with local producers for approximately 46% of our requirements. The balance for 2006 is expected to continue to be imported, from Canada and Argentina. During 2005, we received 26,600 tons of malt from Argentina, France and Sweden, representing 100% of our imports. Rice is obtained from local and international suppliers in spot transactions and/or annual contract agreements. We pre-treat rice in order to ensure that it meets our standards of quality. We import hops mainly pursuant to contracts with international suppliers, in the United States, which permits us to secure supplies for periods of up to four years.

Water is essential in the production of beer. We obtain all of our water from wells located at our plants and/or from public utilities. The water is treated at facilities located at our plants to remove impurities and to adjust the characteristics of the water before it is used in the production process.

We maintain testing facilities at each of our plants and factories where raw materials are tested. Additionally, samples of beer are analyzed at various stages of production to ensure product quality. Samples of Heineken are periodically sent to Holland to verify the quality of the product.

We generally purchase all of the glass bottles used in packaging our beer from the major national glass supplier in Chile, Cristalerías Chile S.A. under one-year agreements. In addition, other sources, principally in Argentina, can be used when price and delivery terms are favorable. During 2005, all of our requirements for aluminum cans were purchased from a local supplier, Rexam Chile S.A., formerly Latasa Chile S.A., but if price and delivery conditions are favorable, cans can be imported. Our kegs used for draft beer, are purchased from various suppliers outside Chile. We obtain the labels for our beer products principally from local suppliers. Crowns and plastic caps are principally purchased from three suppliers in Chile.

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

During 2005, after production, bottling and packaging, our beer was either stored at one of the three production facilities or transported to a network of 16 warehouses which are located throughout Chile and are either owned or leased by us. Beer products are generally shipped from the region of production to the closest warehouse, allowing us to minimize our transportation and delivery costs. In July 2002, Comercial Patagona Ltda. began selling all of our beer products in the country’s Twelfth Region. Comercial Patagona Ltda. is a subsidiary of Cervecera Austral S.A. that is responsible for the sales and distribution of our products and those of Cervecera Austral in Chile’s extreme south.

During 2005, we had approximately 270 salesmen, responsible for our sales of beer and other products in Chile. This sales force is divided into three categories: one exclusively responsible for sales of beer and pisco, another for sales of beer, pisco and wine, and the other responsible for sales of beer, pisco, wine and soft drink products, all of them through a pre-sell system. As of April 2004, the sales operation of soft drinks in the cities of Iquique, Antofagasta, Calama and Copiapó was transferred from our beer division sales force to ECUSA’s sales force. Therefore, currently our beer division sells soft drink products only in the rural areas of the country, representing approximately 6% of the total soft drink and mineral water sales by volume in Chile.

In October we launched Comercial CCU S.A., a pilot plan under which a single sales force sells all Company products. This plan is being piloted in the cities of Osorno and Puerto Montt, as well as across much of Chilean rural areas.

In 2005, beer represented 93% of the volume sold by our beer division in Chile. The remaining 7% of sales volume was accounted for by soft drinks, mineral water, pisco and wine sales. Our customers make payment for our products either in cash at the time of delivery or in accordance with one of various credit arrangements. Payment on credit sales for beer is generally due 26 days from the date of delivery. Credit sales accounted for 27.1%, 26.0% and 25.1% of our beer sales in Chile in 2003, 2004 and 2005, respectively. Losses on credit sales of beer in Chile have not been significant.

During the last ten years, with the goal of improving customer service and optimizing distribution efficiency in the larger cities, we implemented a distribution software package that enables delivery personnel to automatically generate client dispatch routes. During 2000, we implemented software to optimize truck loading. To decrease distribution costs, we continued the process of consolidating our distribution centers, resulting in fewer and larger warehouses strategically located throughout the country for a more efficient distribution. Moreover, since October 2001, all of the warehouses and transportation companies are managed on a consolidated basis for all our products by our subsidiary Transportes CCU Ltda.

Seasonality. As a result of the seasonality of the beer industry, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth calendar quarters (i.e., those months corresponding to the holidays as well as the summer vacation season in Chile).

The following table shows our annual sales volume of beer in Chile, including exports, by quarter in 2003, 2004 and 2005:

Year	Quarter	Sales Volume	% of Annual

		(millions of liters)	Sales Volume

2003	1st quarter	113.0	30.4
	2nd quarter	63.2	17.0
	3rd quarter	74.0	19.9
	4th quarter	121.5	32.7

	Total	371.8	100.0

2004	1st quarter	113.2	29.7
	2nd quarter	64.7	17.0
	3rd quarter	76.2	20.0
	4th quarter	126.7	33.3

	Total	380.7	100.0

2005	1st quarter	126.8	30.4
	2nd quarter	71.6	17.2
	3rd quarter	79.9	19.2
	4th quarter	138.7	33.3

	Total	417.0	100.0

Geographical Markets. Our main beer production facility is located in Santiago. Santiago and the surrounding areas (referred to as the Metropolitan Region) account for approximately 40% of the population of Chile and accounted for approximately 38% of our beer sales by volume in 2005. We also have one additional beer production facility (Temuco) and one additional bottling facility (Antofagasta) located outside the Santiago metropolitan area. Virtually all of our brands are distributed to customers located within the geographic areas of the corresponding production facilities.

Competition. Our principal competitor in the beer business is Cervecería Chile (a subsidiary of Quilmes of Argentina), which commenced operations in Chile during the second half of 1991, resulting in a loss of market share for us. Nevertheless, since our market share low of 86% in 1994 and 1995, we have regained market presence. In 2005, we had 88% market share.

Our estimated share of the Chilean beer market over the last five years is as follows:

Year	Our Chilean Market Share for Beer (*)

2001	88%
2002	89%
2003	89%
2004	90%
2005	88%
_________________
(*)	Considers beer sold directly by Austral and Kunstmann

Our competitor, Cervecería Chile has one production facility located in Santiago and distributes its products throughout the country. Cervecería Chile uses third party distributors in Regions I and II in the north, and in Region X in the south. We estimate that the sales of Cervecería Chile’s brands of beer by volume accounted for approximately 9% of total beer sales in 2004 and 11% in 2005. In 2005, we estimate that Cervecería Chile had an annual production capacity of approximately 75 million liters which represents approximately 11% of our annual nominal production capacity in Chile.

Due to the high cost of shipping beer to Chile and the competitive advantage inherent to domestic producers as a result of Chile’s returnable glass bottle system, imported beer is not a significant component of the Chilean beer market. We estimate that imports accounted for approximately 1% of total beer sales by volume during 2005.

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

In December 1995, we entered into a joint venture agreement pursuant to which Anheuser-Busch acquired a 4.4% interest in CCU Argentina. The agreement involved two kinds of contracts: an investment and a licensing contract. Under the investment contract, Anheuser-Busch had an option, which expired in 2005, to increase its interest in CCU Argentina to 20%. The licensing contract has a duration of 20 years and grants CCU Argentina the exclusive right to produce, package, market, sell and distribute Budweiser beer in Argentina. In June 2005, after the last capital expansion, Anheuser-Busch reduced its interest in CCU Argentina to 7.9% and we increased our participation to 92.1% . See “Item 3: Risk Factors”.

Between 1996 and 2005, we and Anheuser-Busch invested approximately US$216 million and US$23 million in CCU Argentina, respectively. Among other things, this capital was used to prepay debt incurred to acquire the initial stake in CICSA and CSF, increase CCU Argentina’s stake in these subsidiaries, increase plant capacity, purchase land in Zárate (a region close to Buenos Aires), purchase the brands and assets of Cervecería Córdoba, reduce short term debt and buy a canning line for the Santa Fe plant.

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

The Argentine Beer Market. The Argentine beer market is estimated by us to be more than three times the size of Chile’s. Traditionally, beer and wine have been the principal alcoholic beverages consumed in the country. We estimate that annual beer consumption in Argentina was 1,389 million liters, or approximately 36 liters per capita in 2005.

The table below sets forth our estimates of beer consumption in Argentina during each of the last five years:

Year	Volume	Per Capita (*)

	(in millions of liters)	(liters)

2001	1,233	33
2002	1,221	33
2003	1,292	34
2004	1,333	35
2005	1,389	36
___________________________
(*)	Population estimated based on Argentina’s national census of 2001.

We estimate that total beer consumption in Argentina increased at a four-year compounded annual growth rate of 3.0% between 2001 and 2005. During 2005, the Argentine beer market increased 4.3%, due to a recovery in consumption and an increase in consumer confidence.

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

Beer Production and Marketing in Argentina. Our production of beer in Argentina generated net sales of Ch$33,530 million, Ch$41,584 million and Ch$46,735 million representing 8.2%, 9.5% and 9.5% of our total net sales in 2003, 2004 and 2005, respectively. The increases during this period were the result of higher prices and volumes, as a consequence of a better economic environment in Argentina.

We produce and market super-premium, premium, medium-priced and popular-priced beer brands in Argentina. The following table shows our principal brands produced and imported under license in Argentina:

Super-Premium beer brands	Premium beer brands	Medium-priced beer brands	Popular-priced beer brands

Heineken (1)	Budweiser (1)	Schneider	Río Segundo
Corona (2)	Salta	Schneider Fuerte 6.0°	Rosario
Guinness (2)	Santa Fe	Córdoba
Negra Modelo (2)

___________________________
(1)	Produced under license
(2)	Imported

Schneider is our principal proprietary brand in Argentina, accounting for 41% of our Argentine sales volume in 2005. We began local production of Budweiser brand beer in December 1996. Budweiser beer represented 24% of our Argentine sales volume in 2005. Since February 2002, our Budweiser one-

liter returnable bottle, the main format in the market, has been priced at the same level as the leading brand in the market. In June 2003, we began selling locally produced Heineken beer. Our Schneider brand is sold in three varieties, regular lager, dark and Schneider Fuerte 6.0°, a brand extension with 6.0% of alcohol; the Salta brand is sold in regular lager and dark varieties, and the Santa Fe brand is sold only in regular lager variety. The Córdoba brand is sold only as a regular lager. During 1997, we began to import Guinness beer from Ireland, making Argentina the only country in South America where Guinness draught is sold. During 2001, we began to import Corona beer from Mexico, and during 2005 we began to import Negra Modelo beer also from Mexico. During 2005, we exported 6.7 million liters of beer from Argentina, representing 2.9% of CCU Argentina’s beer sales volume.

Our beer products are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans, or stainless steel kegs at our production facilities. During 2003, 2004 and 2005, we sold our beer products in Argentina in the following packaging formats:

Percentage of Total Beer Products Sold

Container	2003	2004	2005

Returnable (1)	94%	92%	91%
Non-Returnable (2)	5%	6%	8%
Returnable Kegs (3)	2%	2%	2%

Total	100%	100%	100%

___________________
(1)	Returnable beer containers include glass bottles of various sizes.
(2)	Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.
(3)	Returnable kegs refer to stainless steel containers, which have capacities of either 30 or 50 liters.

We obtain all of our glass bottles from third-party suppliers located in Argentina and Brazil, and stainless steel kegs from third-party suppliers in Germany.

In Argentina, though most beer is sold to wholesalers, we also sell our products to retailers and supermarket chains. In 2003, 2004 and 2005, the percentage mix of the above distribution channels for our beer products in Argentina was as follows:

Percentage of Total Beer Products Sold

Distribution Channels	2003	2004	2005

Wholesalers	75%	79%	78%
Retailers	15%	12%	14%
Supermarkets	10%	10%	8%

Total	100%	100%	100%

In 2005, we sold to approximately 20,400 customers in Argentina, none of which individually accounted for more than 3% of our total beer sales by volume, with the exception of two large distributors that represented a combined total of 16%.

The following table sets forth our beer sales volume in Argentina by category during each of the last five years:

Category	2001	2002(*)	2003	2004	2005

(in millions of liters)

Super-premium	32.7	0.4	9.4	20.3	25.7
Premium	34.2	69.2	77.5	80.5	85.9
Medium-priced	70.2	78.1	91.8	103.0	106.2
Popular-priced	9.9	9.3	6.6	1.1	2.5

Total	147.1	156.9	185.3	204.9	220.2

___________________
(*)	Budweiser’s one liter returnable bottle has been priced at the same level as the mainstream brand, effective February 2002, moving from the super-premium to the premium category.

The average price, based on December 2005 Chilean pesos, to our customers for our beer products in Argentina has decreased at a four-year compounded annual rate of 13.8%, from Ch$370 per liter in 2001 to Ch$204 per liter in 2005, due to the effect of the Argentine peso’s devaluation.

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

Raw Materials. The principal raw materials used in the production of our beer products in Argentina are malt, corn syrup, rice, water and hops. During 2005, we continued obtaining malt and rice from regional suppliers, benefiting from lower costs as compared to imported materials. We obtain rice from suppliers in Argentina and Uruguay and malt from suppliers in Argentina and Chile.

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

We generally purchase all of our glass bottles from the major national glass supplier in Argentina, Rigolleau/Cattorini, and from Saint Gobain in Brazil. During 2005, all of our requirements for aluminum cans were purchased from a local supplier, Rexam Argentina S.A., but if price and delivery conditions are favorable, cans can be imported. Kegs used for draft beer are purchased from various suppliers in Germany. Plastic storage and carrying crates, as well as the labels for beer products and crowns, are obtained from local and international suppliers.

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

Sales, Transportation and Distribution. After production, bottling and packaging, our beer is either stored at the production facilities or transported to a network of five warehouses leased or owned by us. Beer products are generally shipped to those warehouses, which are located within the region in which the beer products are sold.

Most of our beer in Argentina is sold and distributed through third party sales and distribution chains in the regions surrounding the cities of Santa Fe, Salta, Córdoba and Buenos Aires. During the last years, we reduced the number of our distributors and replaced some of them by larger ones, among which there are currently three Coca-Cola bottlers, one in the south, another one in the north and the third one in the northeastern regions of Argentina. As of December 31, 2005, we had a direct sales force which sold our beer products to approximately 20,200 customers within the Salta, Santa Fe, Córdoba, Rosario, the Federal Capital and its outlying metropolitan area, in addition to 11 supermarket chains throughout the country.

Our Argentine beer customers either make payments for our products in cash at the time of delivery or through one of our various credit arrangements. Payment on credit sales is currently due 7 days from the date of delivery to wholesalers, and an average of 60 days of delivery to supermarkets. Credit sales accounted for 74%, 84% and 83% of our beer sales in Argentina in 2003, 2004 and 2005, respectively. Losses on credit sales of beer in Argentina have not been significant.

Seasonality. As a result of the seasonality of the beer industry, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth quarters (i.e., those months corresponding to the summer and holiday seasons in Argentina).

The following table shows the annual sales volume of beer in Argentina, including exports, during each quarter in 2003, 2004 and 2005:

Year	Quarter	Sales Volume	% of Annual
		(millions of liters)	Sales Volume

2003	1st quarter	53.3	28.0
	2nd quarter	32.6	17.1
	3rd quarter	38.7	20.3
	4th quarter	65.7	34.5

	Total	190.4	100.0

2004	1st quarter	61.8	29.4
	2nd quarter	35.3	16.8
	3rd quarter	43.5	20.7
	4th quarter	69.5	33.1

	Total	210.1	100.0

2005	1st quarter	66.6	29.3
	2nd quarter	38.3	16.9
	3rd quarter	46.0	20.3
	4th quarter	76.1	33.5

	Total	226.9	100.0

Geographical Markets. Our beer production facilities in Argentina are located in Santa Fe and Salta. Santa Fe and its surrounding areas account for approximately 8.3% of the population of Argentina and for approximately 19.5% of total beer sales of CCU Argentina by volume in 2005. The region surrounding and including the cities of Salta and Jujuy account for approximately 4.7% of the population of Argentina and for approximately 8.6% of total beer sales of CCU Argentina by volume in 2005. The region surrounding and including the city of Córdoba accounts for approximately 8.5% of the Argentine population and represents approximately 13.2% of CCU Argentina’s sales by volume. Lastly, the province of Buenos Aires accounts for approximately 45.8% of the population of Argentina and for approximately 26.8% of total beer sales of CCU Argentina by volume in 2005.

Competition. Since 2003, after the agreement between Quilmes and AmBev, the Argentine beer market consisted of four brewing groups: AmBev-Quilmes, us, Warsteiner and Galicia. The principal brands of these companies are Quilmes, Schneider, Isenbeck and San Carlos, respectively. According to the information made public by our competitors and our estimates for Isenbeck, the different brewing groups had the following market shares in 2005: AmBev-Quilmes, 78%; us, 16%; Warsteiner, 6%; and Galicia, less than 1%.

The following table shows our market share in the Argentine market over the past five years:

Our Argentine Market Share for Beer

Year	Estimated Market Share

2001	12%
2002	13%
2003	14%
2004	15%
2005	16%
___________________
Source: CICA

Quilmes, the beer market leader in Argentina and our principal competitor, also has beer operations in Chile, Paraguay, Uruguay and Bolivia. In February 1997, Quilmes purchased Bieckert in Argentina, and, as a result of that acquisition, increased its production capacity by approximately 170 million liters, increasing its market share by an estimated 4.9% . As of December 31, 2005, Quilmes had five breweries in Argentina with an estimated total annual production capacity of 1.9 billion liters. Quilmes’ large size enables it to benefit from economies of scale in the production and distribution of beer throughout Argentina.

We estimated that Quilmes’ average market share in 2005 decreased to 78% (including Bieckert and Brahma) from 82% market share in late 1994. At that time, Companhia Cervejaria Brahma, one of the two largest beer producers in Brazil, commenced production at its new brewery in Luján, near Buenos Aires. In addition, Warsteiner, a large German brewer, commenced production at its new brewery in Zárate, also near Buenos Aires. The annual production capacity for these breweries is estimated to be approximately 264 million liters and 138 million liters, respectively. Prior to commencing production in Argentina, Companhia Cervejaria Brahma and Warsteiner competed in the Argentine market with imported beer. The other competitor, Galicia, has one plant with a total annual capacity of approximately 17 million liters. In July 1999, the merger of Companhia Cervejaria Brahma and Companhia Antarctica Paulista was announced, creating AmBev. This merger was finally approved in March 2000, creating one of the largest beverage producers in the world.

More recently, in May 2002, AmBev and Quilmes announced that pursuant to an agreement between both parties, AmBev would transfer all of its beer assets in Argentina, Bolivia, Paraguay and Uruguay to Quilmes in exchange for 26.4 million new B shares of Quilmes. Additionally, according to the announcement AmBev would purchase from the controlling shareholders of Quilmes 230.92 million class A shares for US$346.4 million. Also the agreement stipulates that AmBev can purchase at the end of a seven-year period the remaining Quilmes shares owned by the current controlling group, the Bemberg family, with AmBev shares. The Bemberg family had the option to sell to AmBev their remaining class A shares during a period beginning with the end of the first year and ending with the seventh year after the agreement was announced. This option was exercised in April 2006. This transaction was approved by the Argentine antitrust authorities on January 13, 2003, subject to the condition that AmBev and Quilmes divest themselves of certain brands and the AmBev plant in Luján, near Buenos Aires, to a company currently not present in the Argentine beer market. On February 14, 2003, through our subsidiary CICSA, we filed a complaint before the Argentine federal courts in order to be eligible to participate in the acquisition of these assets. In February 2006, the Argentinean Supreme Court of Justice ruled against our complaint. On March 3, 2004, AmBev and Interbrew announced an agreement to merge the two companies, creating the world’s largest brewer under the name InBev. This merger was closed in August 2004. Consolidation in the beer industry has resulted in larger and more competitive participants, which could change the current market conditions under which we operate.

Due to the high cost of shipping beer to Argentina and the competitive advantage inherent to domestic producers as a result of Argentina’s returnable glass bottle system, we estimate that imported beer sales accounted for less than 1% of the total sales volume in 2005.

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

Our Soft Drinks and Mineral Water Business

Overview. We have produced and sold soft drinks in Chile since 1902. Prior to November 1994, we independently produced, bottled and distributed carbonated and non-carbonated soft drinks in Chile. Our line of soft drink products included our own proprietary brands, in addition to brands produced under license from Cadbury Schweppes plc. (currently Crush, Crush Light, Canada Dry Agua Tónica, Canada Dry Agua Tónica Light, Canada Dry Ginger Ale, Canada Dry Ginger Ale Light and Canada Dry Limón Soda). Under a similar licensing arrangement with Watt’s, a local fruit related product company, we have bottled and distributed Watt’s nectar products in Chile since 1987. In addition, under our two proprietary brand names, Cachantun and Porvenir, we bottled and nationally distributed mineral water from our own two natural sources located within the central region of Chile.

In November 1994, we merged our soft drink and mineral water businesses with the one owned by BAESA in Chile (PepsiCo’s bottler at that time) creating ECUSA for the production, bottling, distribution and marketing of soft drink and mineral water products in Chile. Therefore, we began producing PepsiCo brands under license (currently Pepsi, Pepsi Light, Pepsi Twist, Pepsi Twist Light, Seven Up, Seven Up Light, Mirinda and Gatorade). On November 29, 1999, we purchased 45% of ECUSA’s shares owned by BAESA for approximately Ch$45,319 million. Since that date, we have owned 100% of ECUSA’s shares. However, we have had control of ECUSA since January 1998 after the shareholders agreement was amended. In January 2001, ECUSA and Schweppes Holdings Ltd. signed an agreement to continue bottling Crush and Canada Dry brands. See “– Our Soft Drinks, Mineral Water and Nectar Production and Marketing in Chile”.

The Chilean Soft Drinks and Mineral Water Market. Commercial soft drink production was first established in Chile by us in 1902, and mineral water production began in 1960. In 2005, we estimate that annual carbonated soft drinks consumption in Chile was 1,750 million liters or approximately 112 liters per capita. We estimate that consumption of fruit nectars and 100% natural fruit juices was 149 million liters or approximately 10 liters per capita, in 2005. We also estimate that consumption of mineral water, including both carbonated and non-carbonated, was 170 million liters or approximately 11 liters per capita, in 2005.

The table below sets forth our estimates of total and per capita carbonated soft drinks, fruit nectars and mineral water sales in Chile during each of the last five years:

Carbonated Soft Drink and Mineral Water Sales

Volume (1)					Liters Per Capita (2)

(millions of liters)
			Mineral				Mineral
Year	Soft Drinks	Nectars (3)	Water	Total	Soft Drinks	Nectars (3)	Water	Total

2001	1,484	113	127	1,725	99	8	9	115
2002	1,535	112	130	1,777	102	7	9	118
2003	1,606	122	135	1,863	105	8	9	122
2004	1,667	131	137	1,935	108	9	9	125
2005	1,750	149	170	2,070	112	10	11	132
___________________
(1)	Based on our sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER.
(2)	Population estimated in accordance with the national census of April 2002.
(3)	Considers fruit nectars and 100% natural fruit juices.

The soft drink market in Chile consists of both carbonated and non-carbonated beverages. The principal types of carbonated beverages are colas and non-colas. The principal non-carbonated beverages are fruit nectars and fruit juices, which are estimated to have accounted for approximately 14% of our total soft drink sales by revenues in 2005.

The following table sets forth our estimates as to the percentage of total carbonated soft drinks production in Chile, represented by each of the two principal categories of carbonated soft drinks during the last three years:

Type	2003	2004	2005

Colas	58%	58%	58%
Non-colas	42%	42%	42%

Total	100%	100%	100%

Since the creation of the ECUSA joint venture in November 1994, the two main soft drinks producer groups in Chile have been (i) the licensees of The Coca-Cola Company (consisting of three companies with 13 bottling plants) and (ii) us. Since August 1998, private labels have had an increasing participation in the industry, representing 4% of the total soft drink sales in Chile in 2005. Distribution of these brands is concentrated in the supermarket channel where they constituted a 12% market share in 2005. Additionally, discount brand producers have entered the market and represented 8% of the soft drinks market in 2005. Due to the strong presence of local producers, the high cost of transportation and the existing returnable bottle system that accounts for a large portion of soft drink sales volume, we believe that there is no significant market for imported soft drinks in Chile, which were estimated to represent less than 1% of all soft drinks sales by volume in 2005.

The mineral water market in Chile is comprised of both carbonated and non-carbonated water. As with the soft drink market, approximately 94% of all mineral water in Chile is processed and marketed by two entities, us and Vital Aguas S.A., a subsidiary of the three licensees companies of The Coca-Cola Company in Chile. Our mineral water products have been produced by ECUSA since November 1994.

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

Our Soft Drinks, Mineral Water and Nectar Production and Marketing in Chile. Our soft drinks, nectar and mineral water production and marketing in Chile generated net sales of Ch$122,433 million, Ch$124,611 million and Ch$135,610 million, or 30.0%, 28.6% and 27.6% of our total net sales, in 2003, 2004 and 2005, respectively.

The following table shows the soft drink and mineral water brands produced and/or sold by us through ECUSA:

Brand	Product	Category	Affiliation

Bilz	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Bilz Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem Piña	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem Xtreme	Soft Drink	Functional	CCU Proprietary
Nobis	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Canada Dry Ginger Ale	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Ginger Ale Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Agua Tónica	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Agua Tónica Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Limón Soda	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Crush	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Crush Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Pepsi	Soft Drink	Cola Licensed	PepsiCo
Pepsi Light	Soft Drink	Cola Licensed	PepsiCo
Pepsi Twist	Soft Drink	Cola Licensed	PepsiCo
Pepsi Twist Light	Soft Drink	Cola Licensed	PepsiCo
Seven-Up	Soft Drink	Non-Cola Licensed	PepsiCo
Seven-Up Light	Soft Drink	Non-Cola Licensed	PepsiCo
Mirinda	Soft Drink	Non-Cola Licensed	PepsiCo
Gatorade	Isotonic	Functional	PepsiCo

Watt’s	Nectars	Licensed	Watt’s
Watt’s Light	Nectars	Licensed	Watt’s
Watt’s Ice Frut	Nectars	Licensed	Watt’s
Cachantun	Mineral Water	Proprietary	CCU Proprietary
Cachantun O2	Mineral Water	Functional	CCU Proprietary
Mas de Cachantun	Mineral Water	Proprietary	CCU Proprietary
Porvenir	Mineral Water	Proprietary	CCU Proprietary
Glacier	Purified Water	Proprietary	CCU Proprietary

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

In March 2006, ECUSA signed new exclusive bottling agreements with PepsiCo, Inc. and its subsidiary Seven-Up International, respectively, authorizing ECUSA to produce, sell and distribute Pepsi products in Chile. The contracts terminate on March 31, 2020.

Likewise, in March 2006, a new exclusive bottling agreement was executed between ECUSA and Stokely Van-Camp, Inc., a subsidiary of PepsiCo, Inc., authorizing ECUSA to bottle, sell and distribute Gatorade products in Chile, for an initial term ending on March 31, 2010, automatically renewable for successive two or three-year periods if certain conditions set forth in the contract are met. Since August 2002, we have been importing, selling and distributing of Gatorade, the world’s number one isotonic drink.

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

In October 1994, ECUSA, at that time our 55%-owned subsidiary, entered into two license agreements with Aguas Minerales Cachantun S.A. and Agua Mineral Porvenir S.A.I., respectively, for the use of the natural sources of mineral water and the Cachantun and Porvenir brand names. These agreements were amended in November 1994 and had initial ten-year terms, automatically renewable for six additional five-year periods. The license agreements were renewed in 2004.

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

In February 2005, we launched a new Cachantun product, under the trademark Mas, a sugar free product made of mineral water, vitamin C, calcium and citric flavor, creating a new category of flavored water.

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

During 2003, 2004 and 2005, we sold our soft drink and mineral water products in the following packaging formats:

	Soft Drinks and Nectars			Mineral Water

Container	2003	2004	2005	2003	2004	2005

Returnable (1)	49%	44%	42%	10%	10%	7%
Non-Returnable (2)	49%	53%	56%	90%	90%	93%
“Post-Mix” (3)	2%	2%	2%	-	-	-

Total	100%	100%	100%	100%	100%	100%

___________________
(1)	Returnable soft drink containers include both glass and plastic bottles of assorted sizes. Returnable mineral water containers include glass bottles of assorted sizes and returnable 19-liter jugs.
(2)	Non-returnable soft drink containers include glass and plastic bottles, and aluminum cans of assorted sizes. Non- returnable mineral water containers include plastic bottles of assorted sizes.
(3)	Post-mix cylinders are sold specifically to on-premise locations for fountain machines.

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
  wholesalers; and
  supermarket chains.

In 2003, 2004 and 2005, the percentage mix of the above distribution channels for our soft drinks and mineral water products in Chile was as follows:

	Percentage of Total Soft Drinks and
	Mineral Water Products Sold

Distribution Channels	2003	2004	2005

Off-premise retail	50%	49%	51%
On-premise retail	9%	8%	8%
Wholesalers	10%	10%	9%
Supermarkets	31%	32%	32%

Total	100%	100%	100%

During 2005, we had no single customer that accounted for more than 2% of our sales by volume, with the exception of two large supermarket chains that represented a combined total of 18%. During 2005, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains. We do not maintain any long-term contractual arrangements for the sale of soft drinks and/or mineral water with any of our customers.

The following table shows the sales volume of our soft drinks and mineral water by category during each of the last three years:

Category	2003	2004	2005

	(millions of liters)
Colas
Licensed	53.4	54.0	53.3
Non-colas
Proprietary	158.8	156.6	153.7
Licensed	106.2	112.2	115.6
Nectars	34.0	38.3	44.5

Soft Drinks Total	352.5	361.1	367.0

Mineral Waters
Cachantun	71.4	74.8	100.6
Porvenir	4.2	3.9	3.6
Purified Water	0.5	2.6	2.9

Total Waters	76.1	81.3	107.1

Total	428.6	442.4	474.2

The following table shows the sales volume of our soft drinks by affiliation during each of the last three years:

Affiliation	2003	2004	2005

	(millions of liters)

Proprietary	158.8	156.6	153.7
Schweppes	96.2	100.9	105.0
PepsiCo	63.4	65.3	63.8
Watt’s	34.0	38.3	44.5

Total	352.5	361.1	367.0

The average price, based on December 2005 Chilean pesos, per liter to our customers for soft drink products was almost constant from an average of Ch$297 in 2001 to Ch$296 in 2005. The four-year compounded annual growth rate decreased 0.1% . For mineral water products, the average price, based on December 2005 Chilean pesos, per liter decreased from an average of Ch$254 in 2001 to Ch$247 in 2004 and experienced a negative four-year compounded annual growth rate of 0.7% .

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

We generally purchase all of the glass bottles used in packaging soft drinks and mineral water from the major supplier in Chile, Cristalerías Chile. Other sources, principally in Argentina, Peru and Colombia, can be used when price and delivery terms are favorable; however, no significant purchases were made in either of these countries during 2005. While aluminum cans used in packaging our soft drinks are generally purchased from a local supplier, we manufacture most of our own plastic returnable and non-returnable bottles from imported polyethylene terephthalate resins, or PET, which we purchase from various suppliers. See “– Our Other Businesses”. We obtain the labels for our soft drinks and water products principally from local suppliers. Crowns and plastic caps are principally purchased from two suppliers in Chile.

Prices of principal raw materials used in soft drink production in Chile are tied to the U.S. dollar and have not been volatile, except for PET resins that depend on oil prices as well as market factors, and sugar due to market factors.

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

Sales, Transportation and Distribution in Chile. Since April 2004, ECUSA manages its own sales force that is directly responsible for the exclusive servicing of soft drinks and water clients in all the cities of Chile. In October 1999, ECUSA began delivering its products in Concepción through our logistic division (currently, Transportes CCU Ltda.) while keeping its sales force separated. Due to its success, this system was implemented in Valparaíso and Viña del Mar since July 2000 and in Santiago since October 2001, through Transportes CCU Ltda., the entity in charge of delivering all of our products throughout Chile. The ECUSA sales force of 422 salesmen as of December 2005, directly sells to approximately 76,600 customers, accounting for 94.3% of our total soft drink and mineral water sales by volume in Chile in 2005. The area served by ECUSA accounts for approximately 80% of the Chilean population. In the rural areas of the country, ECUSA has contracted the sales services of our beer division, which sells soft drinks and mineral water products in connection with the sales of our beer and wine products. Such sales accounted for the remaining 5.7% of our total soft drinks and mineral water sales by volume in Chile in 2005.

In October we launched Comercial CCU S.A., a pilot plan under which a single sales force sells all Company products. This plan is being piloted in the cities of Osorno and Puerto Montt, as well as across much of Chile’s rural areas.

Our Chilean soft drinks and mineral water customers make payments for our products either in cash at the time of delivery or in accordance with one of our credit arrangements. Payment on credit sales is generally due 32 days from the date of delivery. Credit sales accounted for 41.7% and 40.5% of ECUSA’s soft drink and mineral water sales to third parties in Chile in 2004 and 2005, respectively. Losses on credit sales of soft drinks and mineral water in Chile have not been significant.

Seasonality in Chile. Due to the seasonality of sales for both soft drinks and mineral water products, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth calendar quarters (i.e., those months corresponding to holidays and summer vacation season in Chile).

The following table shows our annual sales volume of soft drinks and mineral water by quarter for the last three years:

		Soft Drinks & Mineral Water

Year	Quarter		% of Annual
		Sales Volume	Sales Volume

		(millions of liters)
2003	1st quarter	114.2	26.6
	2nd quarter	84.0	19.6
	3rd quarter	95.2	22.2
	4th quarter	135.2	31.5

	Total	428.6	100.0

2004	1st quarter	120.2	27.2
	2nd quarter	86.8	19.6
	3rd quarter	99.0	22.4
	4th quarter	136.4	30.8

	Total	442.4	100.0

2005	1st quarter	132.5	27.9
	2nd quarter	97.2	20.5
	3rd quarter	102.0	21.5
	4th quarter	142.5	30.1

	Total	474.2	100.0

Competition in Chile. Our principal competitors in the soft drink business are companies, which produce, bottle and distribute soft drinks in Chile under licenses from The Coca-Cola Company and its affiliates. The Coca-Cola Company’s products are produced, bottled and distributed in Chile through three separate licensees which market soft drinks under the Coca-Cola, Coca-Cola Light, Coca-Cola Light Limón, Fanta, Fanta Light, Sprite, Sprite Zero, Quatro, Nordic Mist, Taí, Andina nectars and juices, and Kapo juice brand names. According to store audits conducted by Nielsen, Coca-Cola and related brands accounted for approximately 67% of total carbonated soft drink volume sales in 2005. However, calculations made by us are higher than the Nielsen estimates. During 1998, a few supermarket chains began selling soft drinks products under private labels. Additionally, discount brand producers entered the market and represented, along with private labels, approximately 11% of the soft drink market in 2005 according to Nielsen. However, calculations made by us are lower than the Nielsen estimates. Even though these brands are not a significant portion of the industry, they are expected to increase their presence in the future.

Since the formation of ECUSA, our market share has decreased as a consequence of increasing marketing activity on the part of our competitors and the entrance of private labels and discount brand producers to the market. During 2005, our market share was approximately 18%.

Our market share for our carbonated soft drink products over the last five years is presented in the following table based on store audits conducted by Nielsen and our own estimates. These Nielsen results are, for each year, higher than our own estimates.

	Our Chilean carbonated Soft Drink Market Share

Year	Nielsen	Company Estimates (*)

2001	24%	21%
2002	23%	20%
2003	23%	20%
2004	22%	19%
2005	22%	18%
___________
(*)	Based on our sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER.

Our domestic competitors in the soft drinks business have benefited from both internationally recognized brand labels (especially with regard to the Coca-Cola product line) and a large number of local bottling companies distributing their products throughout Chile. As a result of the formation of ECUSA, we also similarly benefited from the internationally recognized Pepsi brand as well as our previous competitive strengths, which include a portfolio of nationally well known brands and a nationwide distribution system. Additionally, during 2002, we launched Bilz Light, Pap Light, Agua Tónica Light and Gatorade, the world’s number one isotonic drink. Gatorade is classified as a functional product, since in addition to refreshing, it hydrates the body and replenishes mineral salts lost during sports or other physical activities. During January 2003, we launched Pepsi Twist and Pepsi Twist Light. In April 2003, we introduced to the market Kem Xtreme, a soft drink with a high level of caffeine, which also is considered a functional product because it gives more energy. In September 2004, we launched Canada Dry Ginger Ale Light, and in October we re-launched Nobis, a traditional proprietary soft drink brand, to be used strategically against discount brands.

Given the high percentage of soft drink sales volume in returnable containers coupled with the high cost of transportation to Chile, the market for imported soft drinks in Chile is not significant and accounted for less than 1% of total sales by volume in 2005. While there are no legal barriers to entry, we believe that the existing returnable bottle system and high transportation costs may continue to deter potential competitors from exporting soft drinks to Chile.

Fruit nectars under the trade name “Watt’s”, a segment of our soft drink business, face competition from other liquid and powdered juices, which are provided by a variety of local companies. After just four years from the re-launch of Watt’s nectar, we have attained our third year as market leader in the bottled category of nectars and 100% fruit juices, with a market share of 53% during 2005, according to Nielsen.

Our main competitor in the mineral water business is Vital S.A. (a subsidiary of Embotelladora Andina S.A., one of The Coca-Cola Company licensees in Chile). We estimate that our sales of Cachantun and Porvenir brand mineral waters accounted for approximately 61%, while those of Vital S.A. products accounted for approximately 33% of total mineral water sales by volume in 2005. Small domestic bottlers, private labels, as well as imported mineral water products, comprise the remaining 6% sales volume.

The following chart shows estimates of our mineral water market share for the last five years based on store audits conducted by Nielsen and our own estimates. These Nielsen results are, for each year, higher than our own estimates.

	Our Chilean Mineral Water Market Share

Year	Nielsen	Company Estimates (*)

2001	62%	57%
2002	63%	57%
2003	64%	56%
2004	64%	57%
2005	67%	61%

(*)	Based on our sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER. Do not consider Glacier purified water sales.

Our Wine Business

Overview. We entered the Chilean wine market in October 1994 with the purchase of 48.4% of VSP’s equity for approximately Ch$14,630 million, thereby acquiring an interest in the third largest winery in Chile. During the first half of 1995, VSP’s capital was increased by approximately Ch$12,225 million, of which we contributed approximately Ch$6,660 million. During August-October 1997, VSP’s capital was increased again by approximately Ch$9,942 million, of which we contributed approximately Ch$5,541 million, plus approximately Ch$159 million in additional shares bought during October 1997 in the local stock market. Furthermore, in October 1998 and during 1999, we purchased additional shares in VSP through the local stock exchanges for an amount of approximately Ch$4,628 million. During March-June 1999, VSP’s capital was increased by approximately Ch$14,625 million, of which we contributed approximately Ch$9,402 million. Between November 2000 and March 2001, VSP’s capital was increased by approximately Ch$18,655 million, of which we contributed approximately Ch$11,223 million. As a result of these activities, as of December 31, 2005, our total ownership interest in VSP was 60.2% .

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

The proceeds from VSP’s capital increase during 1995 were used to reduce debt, expand capacity and add new hectares of vineyards in the Maipo Valley for producing premium red wines. Part of VSP’s capital increases during 1997 was used to add new hectares of vineyards in Requinoa, Chépica and Molina during 1997, and in Pencahue during 1998. These purchases of land more than doubled the number of hectares of our vineyards. The winery also increased its total vinification and wine storage capacity in both tanks and barrels from to 52.1 million liters as of December 31, 1998, to 61.6 million liters as of December 31, 2005, as well as its peak bottling and packaging capacity from 35,100 liters per hour in 1998 to 66,500 liters per hour as of December 31, 2005. The capital increase in 1999, was used to pay debts related to the winery’s expansion process. The proceeds from VSP’s capital increase during November 2000 and March 2001 were used to finance the winery’s acquisition of FLC, in Mendoza, Argentina, to plant the hectares of this new winery and improve its production facilities, as well as to refinance debt.

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

In Argentina, we sell a small amount of wine, which generated net sales of Ch$1,440 million, Ch$888 million and Ch$688 million in 2003, 2004 and 2005, respectively. These sales represented less than 0.4% of our total net sales each year. FLC has consolidated its results on VSP’s financial statements since January 2003.

VSP is a publicly traded company that, at December 31, 2005, had a market capitalization of Ch$110,577 million. VSP shares trade on the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Chile Electronic Stock Exchange.

At VSP’s Extraordinary Shareholders meeting held on July 7, 2005, the shareholders voted to increase the number of board members from 7 to 9 and approved a capital increase that will be partially used for stock option programs.

The Chilean Wine Market. We estimate that wine consumption in Chile amounted to approximately 17 liters per capita in 2005. Given that the Chilean wine industry is fragmented, no single wine producer accounts for the majority of production and/or sales. The leading wineries include Viña Concha y Toro S.A., or Concha y Toro, Viña Santa Rita S.A., or Santa Rita, VSP and Bodegas y Viñedos Santa Carolina S.A., or Santa Carolina. In addition, there are numerous medium-sized wineries, including Viña Undurraga S.A., or Undurraga, Cousiño Macul S.A., or Cousiño Macul, Viña Cánepa y Cía., or Cánepa and Viña Tarapacá S.A., or Tarapacá. All wineries, which sell wine products that comply with industry and tax regulations, make up Chile’s formal wine market. VSP is a member of the formal wine market, as are most other principal wineries in Chile. The SAG is the entity in charge of wine industry regulation and principally oversees inventory records and product quality. We estimate that the formal market wineries produced and sold approximately 264 million liters of wine during 2005.

The following chart shows our estimates for the formal wine market and per capita consumption levels for wine in Chile for the last five years:

Year	Total Volume (1)	Per Capita (2)

	(millions of liters)	(liters)

2001	257	17
2002	263	17
2003	270	18
2004	274	18
2005	264	17
________________

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

VSP’s Production and Marketing. VSP was founded in 1865. Its principal vineyards are located in Molina, approximately 200 kilometers south of Santiago. The VSP estate in Molina is one of the largest single-site vineyards in Chile with an area of 1,200 hectares. As of December 31, 2005, VSP’s vineyards covered an aggregate of 2,412 hectares in Chile, distributed among 5 different plantations, including additional property acquired in Requinoa, Chépica, Molina and Pencahue. The winery also has 469 hectares under long-term lease. In Argentina, FLC’s vineyards are located in San Carlos, Mendoza, with an area of 400 hectares.

VSP is one of Chile’s largest producers and distributors of wine in terms of sales volume and net sales. In 2003, 2004 and 2005 our wine segment sales amounted to Ch$87,679 million, Ch$84,941 million and Ch$83,996 million representing 21.5%, 19.5% and 17.1% of our total net sales, respectively. The above net sales figures for wine include exports of bulk wine which amounted to Ch$5,991 million, Ch$3,550 million and Ch$4,490 million in 2003, 2004 and 2005, respectively.

The following chart indicates the breakdown of VSP’s volume in the domestic and export markets:

Year	Domestic Volume	Export Volume	Total Volume

	(million liters)	(million liters)	(million liters)

2001	42.8	40.9	83.7
2002	51.2	45.0	96.1
2003 (*)	53.4	67.7	121.0
2004 (*)	52.1	54.3	106.3
2005 (*)	54.3	51.4	105.7

(*) Includes sales of FLC.

We estimate that VSP’s share by volume of Chile’s formal wine market was approximately 19% in 2003, 18% in 2004 and 20% in 2005. According to the Wineries of Chile Association, VSP’s share of Chile’s total wine export sales by volume was 13% in 2003, 11% in 2004 and 2005; excluding bulk wine VSP’s export market share by volume was 18% in 2003, 15% in 2004 and 12% in 2005. Specifically, in 1998, VSP became the second largest exporter of Chilean wines measured by both volume and revenues.

VSP, VSH and FLC produce and market premium, varietal and popular-priced wines as set forth below:

Brand	Premium	Varietal	Popular-priced

Viña San Pedro
Cabo de Hornos	X
1865	X
Castillo de Molina	X
Las Encinas	X
35 South		X
Urmeneta		X
Gato		X	X
Manquehuito Pop Wine		X
Tradición de Familia			X
Etiqueta Dorada			X
Viña Santa Helena
D.O.N. (De Origen Noble)	X
Notas de Guarda	X
Vernus	X
Selección del Directorio	X
Santa Helena Reserva	X
Santa Helena Varietal		X
Siglo de Oro		X
Gran Vino		X
Finca La Celia
La Celia	X
La Consulta		X
Furia		X

The following table presents our breakdown of total sales volume in thousands of liters by category of VSP’s Chilean wines during 2005:

Category	Domestic	Export	Total

	(thousands of liters)

Premium	287	2,330	2,616
Varietal	1,686	5,170	6,855
Popular-Priced	50,492	28,970	79,462
Bulk	755	10,231	10,986

Total	53,219	46,701	99,920

The following table presents our breakdown of total sales volume in thousands of liters by category of VSP’s Argentine wines during 2005:

Category	Domestic	Export	Total

	(thousands of liters)

Premium	16	208	224
Varietal	37	259	295
Popular-Priced	828	2,210	3,039
Bulk	240	1,993	2,233

Total	1,121	4,669	5,791

As of December 31, 2005, VSP’s storage capacity totaled 61.6 million liters and its peak bottling and packaging capacity totaled 64,000 liters per hour.

Domestic Market. Our Chilean domestic wine is packaged in bottles, jugs, cartons, and bag-in-box containers at VSP’s production facilities in Lontué and Molina. The following chart shows our packaging mix for domestic wine sales for the last three years:

	Percentage of Total Domestic
	Wine Sold in Chile

Container	2003	2004	2005

Carton	83%	86%	83%
Jug	1%	0%	0%
Glass Bottles	15%	13%	16%
Bag-in-Box	1%	1%	1%

Total	100%	100%	100%

VSP obtained all of its glass bottles, carton package containers and jugs from third party suppliers. See “– Raw Materials”.

Beer is the principal substitute product for wine in Chile. In addition, our wine products may also compete with other alcoholic beverages, such as spirits (mainly pisco), and with non-alcoholic beverages, such as soft drinks and juices.

The average price, based on December 2005 Chilean pesos, for our domestic wine customers was Ch$545 and Ch$609 per liter in 2001 and 2005, respectively, experiencing a four-year compounded annual growth rate of 2.8% . This price increase is mainly explained by lower wine stocks, due to lower harvests, and strong growth in wine exports in the previous two years.

Export Market. According to industry sources, exports of Chilean wine increased from approximately 43 million liters in 1990 to 416 million liters in 2005, at a compounded annual growth rate of 16.3% . During 2004 and 2005, Chilean wine exports reached 467 million liters and 416 million liters, respectively. This decrease is due to a 32.6% decrease in bulk wine exports. We believe that Chilean wine exports have grown steadily due to their comparatively low prices and positive international image, as well as due to external factors, such as low wine production in the Northern Hemisphere in certain years. During 2005, wine exports were partially affected by the appreciation of the Chilean peso.

VSP exported 67.7 million liters, 54.3 million liters and 51.4 million liters of wine in 2003, 2004 and 2005, respectively. During 2005, VSP exported wine to 71 countries worldwide. These exports accounted for net sales of Ch$60,833 million, Ch$55,644 million and Ch$49,861 million in 2003, 2004 and 2005, respectively. In 2005, VSP’s primary export markets included the United Kingdom, Sweden, Finland, the United States, Brazil and Denmark.

Most exported wine is sold in glass bottles, except for a certain quantity of unbranded wine that is occasionally sold in bulk and the amount that is sold in bag-in-box containers. The following chart shows our packaging mix for export Chilean wine volume in the last three years:

	Percentage of Total Export
	Wine Volume from Chile

Container	2003	2004	2005

Glass Bottles (1)	66%	67%	61%
Bulk	19%	17%	22%
Bag-in-Box	15%	16%	17%

Total	100%	100%	100%

_________
(1) Includes jugs

We experienced a negative four-year compounded annual growth rate of 1.5% from Ch$1,222 in 2001 to Ch$1,149 per liter in 2005 in the average price, based on December 2005 Chilean pesos, to our Chilean export wine customers.

Raw Materials. The principal raw materials that VSP uses in its production process are purchased and harvested grapes, purchased wine, bottles, carton containers, corks and cardboard boxes. VSP obtained approximately 49% of the grapes used for export wines from its own vineyards during 2005. The majority of the wine sold in the domestic market is purchased from third parties, tested to assure compliance with our quality standards, and blended at the winery before packaging. In 2005, approximately 78% of wine for domestic sale was purchased from seven local producers: Corretajes Torres y Cía. Ltda., Empresas Lourdes S.A., Cooperativa Agrícola y Vitivinícola Loncomilla Ltda., Agrícola y Comercial Bodegas Las Mercedes Ltda., Agro Comercial Metropolitana Ltda., Viña Saavedra Ltda. and Vinos Don Marcial Ltda. VSP has various alternative sources of supply, which can be used when they are attractive. VSP’s bottles are principally purchased from Cristalerías Chile; however, when prices have been favorable, VSP has purchased bottles from other local and international suppliers. Carton containers are purchased either from Tetra Pak de Chile Comercial Ltda. or from SIG Combibloc Inc. and are assembled in VSP’s own automated packing lines.

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

In October we launched Comercial CCU S.A., a pilot plan under which a single sales force sells all Company products. This plan is being piloted in the cities of Osorno and Puerto Montt, as well as across much of Chile’s rural areas.

We directly distribute our wine products throughout Chile to:

  off-premise retail: small and medium sized retail outlets, which in turn sell beer to consumers for take-out consumption;
  on-premise retail: retail establishments such as restaurants, hotels and bars for on-premise consumption;
  wholesalers; and
  supermarket chains.

For the last three years, the percentage mix of the above distribution channels for our wine products in Chile was as follows:

	Percentage of Total Wine Products Sold

Distribution Channels	2003	2004	2005

Off-premise retail	28%	19%	24%
On-premise retail	8%	8%	4%
Wholesalers	22%	33%	35%
Supermarkets	42%	40%	37%

Total	100%	100%	100%

VSP sales force of 62 salesmen as of December 2005, sells our wine products directly to approximately 7,000 customers, none of which accounted for more than 3% of our total wine sales by volume, with the exception of two supermarket chains that represented 16%. In order to increase profitability in the domestic market, wholesalers and not our sales force provide small customers with our products. Therefore, wholesalers’ percentage of our total sales increased during 2004 and 2005. We do not maintain any long-term contractual arrangements for the sale of wine with any of our customers.

Export Sales, Transportation and Distribution. Internationally, VSP has arrangements with 161 agents who facilitate the export of its wine to 71 countries. In 2002, we signed a distribution agreement with the Swedish company Vin & Sprit AB, the owner of Absolut Vodka, to distribute VSP’s wines in Sweden, Finland, Norway and Estonia, improving our position in those markets and taking advantage of synergies between both companies. We have signed distribution agreements with Schenk, one of the largest distributors in Europe, Asian Breweries, one of the largest beverage companies in Asia, and Shaw Ross International, a subsidiary of Southern Wine and Spirits, the main liquor wholesale distributor for the United States, as well as other distributors.

Geographical Markets. In Chile, Santiago and surrounding areas (referred to as the Metropolitan Region), which account for approximately 40% of the Chilean population, represented approximately 44% of total domestic sales of VSP products by volume in 2005.

The following table provides the distribution of VSP’s exports from Chile during 2005 by geographical markets:

		Percentage
Market	Volume	of Total Exports

	(thousands of liters)

Europe	32,144	68.8%
Latin America	7,841	16.8%
USA and Canada	4,110	8.8%
Others	2,606	5.6%

Total	46,701	100.0%

Competition. The wine industry is highly competitive in both the domestic and the export markets. VSP’s domestic market share was approximately 20% in 2005. In Chile, VSP competes directly against all other Chilean wineries. We believe that VSP’s primary domestic competitors, Concha y Toro and Santa Rita, derive their relative competitive strengths from their wide portfolio of products, well recognized brand names and established distribution networks. In 2005, Santa Rita and Concha y Toro had a market share of approximately 24% and 23%, respectively. VSP also competes with Santa Carolina and numerous medium-sized wineries, including Undurraga, Cousiño Macul and Tarapacá, and many small wine producers that make up Chile’s “informal market”.

Internationally, VSP competes against Chilean producers as well as with wine producers from other parts of the world. According to information compiled by the Wineries of Chile Association, VSP is the second largest exporter of Chilean wines with a market share of approximately 12% in 2005, excluding bulk wine. Our other principal Chilean competitors, namely Concha y Toro, Santa Rita and Santa Carolina had market shares of 33%, 6% and 3%, respectively.

Our Pisco Business

Overview. In February 2003, we added a new product to our beverage portfolio, pisco, which began selling under the brand Ruta Norte, and which was produced by our subsidiary Pisconor S.A. Pisco is a grape spirit very popular in Chile that is produced in the northern part of the country and the southern part of Peru. Our pisco is produced in the Elqui Valley in the IV Region of Chile and it is sold throughout the country by our beer division sales force. During 2003, we participated in the 35% alcohol category, the larger of the pisco markets. In January 2004, we introduced Ruta Sour, a traditional Chilean drink that combines pisco, lemon and sugar, and in November 2004 we launched Ruta Sour Light, a cocktail with less sugar and a lower alcohol content than Ruta Sour.

In March 2005, we entered into an agreement with the second largest pisco producer in Chile, Control. A new entity was created under the name of “Compañía Pisquera de Chile S.A.”, and each company contributed assets and commercial brands. As part of this agreement, we assumed some of Control’s financial liabilities. Currently we own 80% of Compañía Pisquera de Chile and Control owns the remaining 20%.

The Chilean Pisco Market. Traditionally, beer, wine and pisco have been the principal alcoholic beverages consumed in Chile. We estimate that annual pisco consumption in Chile was 47 million liters, or approximately 3.0 liters per capita in 2005.

The table below sets forth our estimates of pisco consumption in Chile during each of the last five years:

Year	Total Sales Volume (1)	Per Capita (2)

	(in millions of liters)	(liters)

2001	43	2.8
2002	36	2.4
2003	38	2.5
2004	45	2.9

2005	47	3.0
______________
(1)	Based on our sales data and information from Nielsen.
(2)	Population estimated in accordance with the national census of April 2002.

We estimate that total pisco consumption in Chile increased at a four-year compounded annual growth rate of 2.6% between 2001 and 2005. During 2005, the pisco market increased 5.4%, due to the positive performance of the economy and price discounts during the first half of the year.

Wholesale and retail prices of pisco are not regulated in Chile. Wholesale prices are subject to negotiation between the producer and the purchaser. Retailers establish the final consumer price. We believe that the key factors determining retailer prices include national and/or local price promotions offered by the producer, the nature of product consumption (on-premise or take-out), the applicable tax structure, the desired profit margins and the geographical location of the retailer.

Pisco Production and Marketing in Chile. Our production of pisco in Chile generated net sales of Ch$4,572 million, Ch$8,596 million and Ch$28,544 million representing 1.1%, 2.0% and 5.8% of our total net sales in 2003, 2004 and 2005, respectively. The increases during these periods were mainly due to higher sales volumes during 2004 after we commenced a green field operation in February 2003, and the agreement with Control which we finalized in March 2005.

We produce and market premium, medium-priced and popular-priced pisco brands in Chile. The following table shows our principal brands:

Premium	Medium-priced	Medium-priced	Popular-priced
pisco brands	pisco brands	sour brands	pisco brands

Mistral	Ruta Norte	Ruta Sour	La Serena
Tres Erres	Campanario	Ruta Sour Pica
Ruta Norte Añejado	Control	Ruta Sour Light
Campanario Sour
Campanario Sour Light

After the completion of the Compañía Pisquera de Chile transaction with Control, we expanded our proprietary brands portfolio considerably, adding to our Ruta Norte brand family (that represented 33.6% of our pisco sales volume during 2005), our Campanario brand family in the mainstream and sour categories (accounting for 34.8% of our pisco sales), as well as Mistral and Tres Erres in the premium segment and La Serena in the convenience category.

All of our pisco products are bottled in non-returnable glass bottles at our production facilities. We obtain all of our glass bottles from third-party suppliers. See “– Raw Materials”.

We distribute our pisco products directly throughout Chile to:

  supermarket chains,
  off-premise retail: small and medium sized retail outlets, which in turn sell pisco to consumers for take-out consumption;
  on-premise retail: retail establishments such as restaurants, hotels and bars for on-premise consumption; and
  wholesalers.

In 2003, 2004 and 2005, the percentage of pisco sales attributable to each of these distribution channels in Chile was as follows:

Percentage of Total Beer Products Sold

Distribution Channels	2003	2004	2005

Supermarkets	41%	54%	49%
Off-premise retail	32%	27%	25%
On-premise retail	11%	9%	9%
Wholesalers	16%	9%	17%

Total	100%	100%	100%

As of December 31, 2005, we had more than 7,000 customers for our pisco products in Chile, none of whom accounted for more than 2% of our total pisco sales by volume, with the exception of two large supermarket chains that represented a combined total of 27%. During 2005, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains. We do not maintain any long-term contractual arrangements for the sale of pisco with any of our customers in Chile.

The following table sets forth our pisco sales volume in Chile, by category, during each of the last three years:

Category	2003	2004	2005

(in millions of liters)

Premium	-	-	3.7
Medium-priced	3.2	4.8	8.4
Sour	-	2.2	6.3
Popular-priced	-	-	1.9

Total	3.2	7.0	20.3

The average price, based on December 2005 Chilean pesos, to our customers for our pisco products in Chile has decreased at a two-year compounded annual rate of 1.5%, from Ch$1,434 per liter in 2003 to Ch$1,392 per liter in 2005.

Our pisco was produced in 2005 at eight plants located in the Third and Fourth Regions of Chile. The bottling process was done in two of these eight plants that have bottling facilities.

Raw Materials. The principal raw materials used in our production of pisco are purchased grapes, purchased wine, alcohol, bottles, caps and cardboard boxes. Grapes are purchased under long-term contracts with members of Control. We also have long-term contracts for the purchase of alcohol. Nevertheless, various alternative sources of supply can be used when they are attractive. We principally purchased the bottles from Cristalerías Chile and Cristalerías Toro S.A.I.C.

Prices of principal raw materials used in pisco production in Chile have not been volatile. However, from time to time, prices of grapes, wine and alcohol vary depending on demand and supply factors.

We believe that all of the contracts or other agreements between us and third party suppliers, with respect to the supply of raw materials for pisco products, contain standard and customary commercial terms and conditions. We do not believe we are dependent on any one supplier for a significant portion of our important raw materials. During the past years, we have not experienced any material difficulties in obtaining adequate supplies of necessary raw materials at satisfactory prices, nor do we expect to in the future.

Sales, Transportation and Distribution. We distribute all of our pisco products in Chile directly to retail, supermarket and wholesale customers. This system enables us to maintain frequent contact with our customers, obtain more timely and accurate marketing-related information, and maintain good working relationships with our retail customers.

Since 2003, after production, bottling and packaging, our pisco is either stored at one of our production facilities or transported to a network of 16 warehouses which are located throughout Chile and are either owned or leased by us.

When we began our pisco sales in February 2003, we distributed it through our beer sales force. However, after the creation of Compañía Pisquera de Chile we began selling our pisco products through an exclusive sales force. During 2005, we had approximately 90 salesmen, responsible for our sales of pisco in Chile.

In October we launched Comercial CCU S.A., a pilot plan under which a single sales force sells all Company products. This plan is being piloted in the cities of Osorno and Puerto Montt, as well as across much of Chilean rural areas.

Our customers make payment for our products either in cash at the time of delivery or in accordance with one of various credit arrangements. Payment on credit sales for pisco is generally due 62 days from the date of delivery. Credit sales accounted for 65.8% of our pisco sales in Chile in 2005. Losses on credit sales of pisco in Chile have not been significant.

Geographical Markets. Santiago and the surrounding areas (referred to as the Metropolitan Region) account for approximately 40% of the population of Chile and accounted for approximately 47% of our pisco sales by volume in 2005.

Competition. According to Nielsen figures our estimated share of the Chilean pisco market, over the last three years is as follows:

Year	Our Chilean Market Share for Pisco

2003	5%
2004	15%
2005	46%

Our principal competitor in the pisco business is Cooperativa Agrícola Pisquera Elqui Ltda., or Capel, which is the market leader. According to Nielsen numbers, in 2005 we had 46% market share.

Our competitor Capel has nine production facilities located in the Third and Fourth Regions of Chile and distributes its products throughout the country. Capel uses its own sales force, as well as third party distributors. We estimate that the sales of Capel’s brands of pisco by volume accounted for approximately 50% of total pisco sales in 2004 and 53% in 2005, according to Nielsen figures. In 2005, we estimate that Capel had an annual production capacity of approximately 50 million liters of pisco which represents more than twice of our annual nominal production capacity.

Pisco is a spirit that is produced only in the northern part of Chile and the southern part of Peru. For this reason, imported pisco is not a significant component of the Chilean pisco market. We estimate that imports accounted for less than 1% of total pisco sales by volume during 2005.

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

In 2005, all returnable and non-returnable plastic bottle requirements of ECUSA were supplied directly by PLASCO with the exception of five-liter bottles, which are bought by ECUSA in small quantities from third party suppliers. During 2005, PLASCO sold 320.8 million bottles. Of all bottles supplied by PLASCO, approximately 94.1% were manufactured by PLASCO into pre-forms and then blown into bottles and approximately 1.9% were semi-manufactured by PLASCO while a third party made the injection or the blowing processes. The remaining 4.0% were bought by PLASCO and transferred to ECUSA. PLASCO has, to date, not made any bottle sales to third parties.

Plastic bottle and pre-form sales increased from 300.5 million in 2004 to 320.8 million in 2005. PLASCO’s net sales of Ch$22,124 million and net income of Ch$1,321 million in 2005 represented an increase of 30.8% and a decrease of 11.5%, respectively, over 2004.

Confectionery

In January 2004, we entered the confectionery business by means of a joint venture between our subsidiary ECUSA and Industria Nacional de Alimentos S.A., a subsidiary of Quiñenco, with a 50% interest each in Calaf S.A., a corporation that acquired the trademarks, assets and know-how, among other things, of Calaf S.A.I.C. and Francisca Calaf S.A., traditional Chilean candy makers, renowned for more than a century. In August 2005, Calaf acquired Bortolaso S.A., a cookie factory with more than 50 years of existence in the country, enabling Calaf to increase its presence in the most important segment of the confectionery business. We sell Calaf’s products together with our soft drinks, with the potential to reach more than 90,000 clients. This new challenge offers an interesting growth potential to ECUSA in the ready-to-eat market segment.

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

Additional regulations concerning wine origin denominations are contained in Executive Decree N° 464 of the Ministry of Agriculture, dated December 14, 1994, which also laid out the wine-growing regions and set rules regarding grape varieties, vintage year, labeling and selling requirements. Pisco origin denominations, also applicable to us, are regulated in Executive Decree N° 521 dated May 27, 2000 of the Ministry of Agriculture and likewise contains provisions relating to pisco producing regions, raw material standards, manufacturing procedures, packaging and labeling.

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

Law N° 19.937 which was enacted on February 2004 set up a new structure and powers for the Sanitary Authority, which became effective on January 1, 2005 and was fully operative by February 2006. The “Servicios de Salud” were replaced by the Ministry of Health’s Regional Offices, which constitute the new Sanitary Authorities.

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

Organizational Structure

Ownership Structure as of May 31, 2006

We are controlled by IRSA, which owns directly and indirectly 66.1% of the shares of our common stock. IRSA, since 1986, was a joint venture between Quiñenco and the Schörghuber Group through its wholly owed subsidiary FHI of the Netherlands. On April 2003, the Schörghuber Group sold FHI to Heineken Americas B.V., a subsidiary of Heineken International B.V. FHI and Heineken International B.V. formed Heineken Chile Ltda., through which 50% of IRSA shares are held. On December 30, 2003, FHI merged into Heineken Americas B.V. Currently, Quiñenco and Heineken Chile Limitada, a Chilean limited corporation controlled by Heineken Americas B.V., are the only shareholders of IRSA, each with a 50% equity interest.

Quiñenco S.A. is a Chilean holding company engaged in a wide range of business activities in Chile and countries of the Southern Cone and Mercosur regions, including Brazil, Argentina and Peru. Quiñenco’s principal holdings include, among others, Banco de Chile (one of the largest and most respected banks in Chile), Madeco S.A. (a leading manufacturer of copper and aluminum-based products in Chile, Brazil, Argentina and Peru) and Compañía Nacional de Teléfonos - Telefónica del Sur S.A. (a leading provider of telecommunication services in southern Chile).

Heineken, the Dutch brewer, is one of the largest brewers in the world with operations in more than 170 countries and 64,305 employees worldwide. Heineken sold 119 million hectoliters of beer during 2005, the main brands being Heineken and Amstel. In 2005, Heineken had more than 115 breweries in over 65 countries. Around 50% of its revenues were made in Western Europe.

The following table provides our significant subsidiaries as of May 31, 2006:

Subsidiaries	Country	Ownership Interest

CCU Chile	Chile	99.99%
CCU Argentina	Argentina	92.04%
ECUSA	Chile	99.94%
VSP	Chile	60.20%

Property, Plant and Equipment

Set forth below is information concerning our production facilities as of December 31, 2005, all of which are owned and operated by us or our subsidiaries:

	Nominal Installed Monthly Production Capacity (in million liters)	Utilized Capacity During Peak Month (1)	Average Utilized Capacity During 2005 (2)	Facility Size (square meters)

Beer Production Facilities
Santiago	43.3	96.3%	62.3%	61,769
Antofagasta (3)	4.1	63.0%	56.6%	11,001
Temuco	12.0	84.1%	65.3%	23,000

Chile Total	59.4	91.5%	62.5%	95,770

Santa Fe	27.7	83.6%	63.6%	55,000
Salta	6.0	77.0%	48.3%	8,000

Argentina Total	33.7	82.4%	60.8%	63,000

Soft Drink Production
Facilities
Santiago	66.5	54.4%	43.0%	31,692
Talcahuano	17.5	37.1%	23.1%	7,105
Antofagasta	9.8	12.7%	11.3%	4,800

Total	93.8	46.9%	36.0%	43,597

Mineral Water Production
Facilities
Coinco	24.0	60.3%	37.8%	12,070
Casablanca	2.0	22.5%	16.6%	2,729

Total	23.0	57.4%	36.1%	14,799

___________________________
(1)
Based on the year ended December 31, 2005. Utilized Capacity During Peak Month is equal to production output as a percentage of Nominal Installed roduction Capacity during our peak month for each respective plant. The implicit slack (spare) capacity does not necessarily measure real slack capacity. We believe that real production capacity is less than the nominal installed production capacity as adjustments are required for real machinery performance, packaging mix, availability of raw materials and bottles, seasonality within the months and other factors. As a result, we believe that the peak monthly capacity utilization rates shown above understate real capacity utilization and that slack capacity is overstated. We estimate that during the peak month in 2005, the real slack capacity amounted to approximately 2.8 million liters in Chilean beer, 4.2 million liters in Argentine beer, 17.0 million liters in soft drinks and 5.1 million liters in Chilean mineral water.

(2)
Average Utilized Capacity during 2005 equals the plant’s total production output as a percentage of nominal installed annual production capacity in 2005. ominal installed annual production capacity is calculated by multiplying the Nominal Installed Monthly Production Capacity by 11 months (on average, a one month period is required each year for maintenance and repairs). Given the seasonal nature of our beer production and sales, these figures underestimate capacity utilization during peak months.

(3)	Information represents bottling capacity

Our installed vinification and storage capacity is shown in the table below:

	Installed Vinification	Storage Capacity in Tanks	Facility Size
	Capacity	and Barrels	(square meters)
	(million liters)	(million liters)

Wine Production Facilities
Lontué	0.0	14.0	18,840
Molina	23.0	39.0	28,216
Santa Helena	2.0	3.0	5,400

Chile Total	25.0	56.0	52,456

Finca La Celia	4.8	6.6	9,675

Argentina Total	4.8	6.6	9,675

As of December 31, 2005, VSP had a nominal filling capacity of 34,500 liters per hour at its Lontué plant and a bottling capacity of 27,000 liters per hour at its Molina plant. At Finca La Celia in Argentina, VSP had a nominal filling capacity of 2,500 liters per hour.

Our installed pisco production capacity is shown in the table below:

	Installed Production	Facility Size
	Capacity	(square meters)
	(million liters)

Pisco Production Facilities
Vallenar	0.6	5,149
Pisco Elqui	0.9	6,417
Rapel	0.3	5,000
Sotaquí	6.4	14,296
Monte Patria	6.4	15,845
Salamanca	2.4	6,779

Total	17.0	53,486

As of December 31, 2005, we had a nominal bottling capacity of 7,500 liters per hour at our La Serena plant (11,314 square meters) and a bottling capacity of 4,200 liters per hour at our San Carlos plant (5,083 square meters).

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

ITEM 5: Operating and Financial Review and Prospects

Overview

We are a diversified beverage company operating principally in Chile and Argentina. We are the largest brewery in Chile, the second largest brewery in Argentina, the third largest soft drinks producer in Chile, the largest mineral water and bottled nectar producer in Chile, the second largest wine producer in Chile, one of the largest pisco producer in Chile, and we also participate in the confectionery industry in Chile. Our beer and soft drink products include a wide range of proprietary, licensed and imported brands.

We face certain key challenges and risks associated with our business. These risks include competition within the market place, managing operating costs and the integration and expansion of new products. We currently have approximately 88% of the Chilean beer market; however, competitors are investing in this market, launching new products and we must concentrate on competitive pricing and marketing strategies to maintain our market share. Operating costs are subject to variations depending on plant efficiency, product mix and production cycles. Our main costs include cost of raw materials, distribution and marketing costs. We continue to sell and deliver new products to our customers, including products through new licensing agreements and new products through internal development.

In 2005 we reached historical records in sales volumes, net sales revenues and operating income, obtaining a net income of Ch$48,177 million. We had consolidated net sales of Ch$492,047 million, of which 38.3% was accounted for by our beer sales in Chile, 9.5% by our beer sales in Argentina, 27.6% by our soft drinks, nectar and mineral water sales in Chile, 17.1% by wine sales, 5.8% by pisco sales and the remainder by sales of other products. Our sales revenues increased 12.9% over the prior year as we increased sales of existing products, incorporated new lines of pisco into our portfolio and introduced new products into the market. Operating income increased as we managed costs, while net income grew only 2.4% due primarily to one-time non-operating gains during the last quarter of 2004 associated with the sale of a property site and extraordinary tax credits generated in CCU Argentina.

Outlook. We had a very successful 2005. We believe that our consolidation of the pisco industry with Compañía Pisquera de Chile, our exploration of the “ready-to-eat” industry with ECUSA’s entrance to the confectionery business and the improvement in the economic situation of Chile and Argentina, position us well for future growth.

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

We prepare our financial statements in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. Note 24 to the consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and total shareholders’ equity for the years ended December 31, 2003, 2004 and 2005. Although Chilean inflation was moderate during the periods covered by the consolidated financial statements, as discussed below, Chile has experienced high levels of inflation in the past. Chilean GAAP requires that our consolidated financial statements recognize certain effects of inflation. Accordingly, except where otherwise indicated, financial data have been restated in constant pesos of December 31, 2005 purchasing power.

The following table presents the net sales and operating income, and related percentage as a component of net sales, for each of our product segments, expressed in millions of Chilean pesos as of December 31, 2005:

	Year Ended December 31,

	2003		2004		2005

Net Sales	(millions of Ch$, except percentages)
Beer Chile Segment (1)	Ch$158,937	39.0%	Ch$169,158	38.8%	Ch$188,431	38.3%
Beer Argentina Segment (1)	33,530	8.2%	41,584	9.5%	46,735	9.5%
Soft Drinks and Mineral
Water Segment (2)	122,433	30.0%	124,611	28.6%	135,610	27.6%
Wine Segment (3)	87,679	21.5%	84,941	19.5%	83,996	17.1%
Pisco Segment (4)	4,572	1.1%	8,596	2.0%	28,544	5.8%
Other (5)	687	0.2%	6,793	1.6%	8,730	1.8%

Total	Ch$407,838	100.0%	Ch$435,683	100.0%	Ch$492,047	100.0%

Operating Income
Beer Chile Segment (1)	Ch$41,202	84.6%	Ch$45,396	74.6%	Ch$49,807	74.9%
Beer Argentina Segment (1)	(3,702)	(7.6%)	(143)	(0.2%)	2,394	3.6%
Soft Drinks and Mineral
Water Segment (2)	7,388	15.2%	9,769	16.1%	11,569	17.4%
Wine Segment (3)	3,660	7.5%	5,074	8.3%	1,437	2.2%
Pisco Segment (4)	(1,962)	(4.0)%	(2,249)	(3.7)%	(1,504)	(2.3)%
Other (5)	2,116	4.3%	2,973	4.9%	2,767	4.2%

Total	Ch$48,702	100.0%	Ch$60,820	100.0%	Ch$66,470	100.0%

___________________________
(1)	Includes sales of beer, beer by-products and other products such as malt, spent grain and yeast.
(2)	Includes sales of carbonated and non-carbonated soft drinks, nectar, mineral and purified water, and related merchandise.
(3)	Includes sales of wine, by-products and other products such as labels and corks.
(4)	Includes sales of pisco and by-products.
(5)	Includes sales of confectionery products beginning in 2004, and the operating income of the plastic bottle division.

The following table presents operating results in millions of pesos and as a percentage of net sales:

	Year Ended December 31,

	2003		2004		2005

	(millions of Ch$, except percentages and sales volume data)
Net Sales	Ch$407,838	100.0%	Ch$435,683	100.0%	Ch$492,047	100.0%
Cost of Sales	(200,916)	(49.3%)	(209,819)	(48.2%)	(235,709)	(47.9%)

Gross Profit	Ch$206,922	50.7%	Ch$225,864	51.8%	Ch$256,338	52.1%
Selling and Administrative Expenses	(158,220)	(38.8%)	(165,044)	(37.9%)	(189,868)	(38.6%)

Operating Income	Ch$48,702	11.9%	Ch$60,820	14.0%	Ch$66,470	13.5%
Non-Operating Income	26,006	6.4%	4,529	1.0%	3,247	0.7%
Non-Operating Expenses	(12,859)	(3.2%)	(10,945)	(2.5%)	(12,318)	(2.5%)
Price-Level Restatement and Exchange	1,340	0.3%	56	0.0%	(193)	(0.0%)
Differences
Income Taxes	(5,285)	(1.3%)	(6,111)	(1.4%)	(9,115)	(1.9%)
Minority Interest	(467)	(0.1%)	(1,321)	(0.3%)	85	0.0%

Net Income	Ch$57,436	14.1%	Ch$47,028	10.8%	Ch$48,177	9.8%

Sales volume (1):
Beer (Chile) (2)	371.8		380.7		417.0
Beer (Argentina)	190.4		210.1		226.9
Soft drinks and mineral water	428.6		442.4		474.2
Wine (3)	121.0		106.3		105.7
Pisco (4)	3.2		7.0		20.3
Confectionery (5)	-		4.0		5.4

___________________________
(1)	In millions of liters, with the exception of confectionery that are in thousands of tons.
(2)	Free samples for promotions are considered in sales volume.
(3)
Includes sales of wine in Argentina for the domestic market, which equaled 2.7 million liters in 2003, 1.8 million liters in 2004 and 1.1 million liters in 2005, and wine exports from Argentina, totaling 16.8 million liters in 2003, 3.6 million in 2004 and 4.7 million in 2005.

(4)	We entered the pisco business in February 2003.
(5)	We entered the confectionery business in January 2004. Volume in thousands of tons.

FISCAL YEAR ENDED DECEMBER 31, 2005 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2004

Net Sales
 Our net sales were Ch$492,047 million in 2005 compared to Ch$435,683 million in 2004, representing a 12.9% increase which is mainly due to higher sales volumes and prices in all our categories, with the exception of wine. The net sales performance of each of our business segments during 2005 is described below:

Beer Chile: Our net sales of beer in Chile increased 11.4% to Ch$188,431 million in 2005, from Ch$169,158 million in 2004. This increase was due to a 9.5% increase in volume and 1.6% increase in unit price. Higher volumes were a result of our ACC Plan (Aumento de Consumo de Cerveza, or increase in beer consumption) which was implemented in 2001 and which comprises a range of strategic measures, including product and packaging innovations, the development of new distribution channels and improvements in marketing and point-of-sale execution. Additional increases resulted from higher substitute prices and a better economic environment in Chile, which positively impacts beer sales. Higher prices were mainly due to a price increase in June 2005 of approximately 5% in nominal terms.

Beer Argentina: Our net sales of beer in Argentina increased 12.4% to Ch$46,735 million in 2005, from Ch$41,584 million in 2004. This increase was due to 8.0% higher beer sales volume and a 4.8% increase in unit price in Chilean pesos. In dollar terms, per unit price increased 18.6% . Higher volumes are due to the improvement in the economy in Argentina and a slight gain in market share. Higher prices were mainly due to price increases in local currency in July and November, and higher premium product mix.

Soft Drinks and Mineral Water: Our net sales of soft drinks and mineral water increased 8.8% to Ch$135,610 million in 2005, from Ch$124,611 million in 2004. This increase in sales was due to a 7.2% increase in sales volume and 1.4% higher per unit price. Higher sales volume is due to increases of 16.1% and 31.8% in nectars and mineral water volumes, respectively, partially offset by a 0.1% decrease in soft drinks volumes. Higher percentage volume growth resulted from both the launch of the Cachantun product “Mas”, a flavored mineral water, which has experienced a great acceptance by consumers, and increased sales of Watt’s nectars with new flavors. Higher prices were due to increases of 8.9% and 0.6% in mineral water and soft drink unit prices, respectively, partially offset by 1.8% lower nectar per unit prices. Higher mineral water per unit price also is due to the launch of Mas, which has a higher price than regular mineral water.

Wine: Our net sales of wine decreased 1.1% to Ch$83,996 million in 2005, from Ch$84,941 million in 2004. This decrease in sales is due to a 3.1% decrease in sales of bottled wine, partially offset by 35.4% increase in sales of bulk wine. The decrease in sales of bottled wine is due to a 2.8% decrease in sales volume and a 0.4% decrease in unit prices. The decrease in sales volume was the result of 13.2% lower Chilean export sales due to the focus of Viña San Pedro in profitability more than growth, partially offset by 4.2% and 28.7% higher sales volume in the domestic market and Argentine wine, respectively. The decrease in unit prices is due to an 8.9% lower unit price of Argentine wine, partially offset by 7.1% and 0.4% higher unit prices in the domestic and export markets. Chilean bottled export wine unit price in dollars increased 9.8% .

Pisco: Our net sales of pisco increased 232.1% to Ch$28,544 million in 2005, from Ch$8,596 million in 2004. This increase in sales is due to a 190.7% increase in sales volume and 13.0% higher per unit price. This growth is a result of the transaction between Pisconor and Control that created Compañía Pisquera de Chile in March 2005. As a result of this transaction, 2005 results include the operations of Compañía Pisquera de Chile which are not included in 2004.

Cost of Goods Sold
Our cost of good sold consists primarily of the cost of raw materials, packaging, labor costs for production personnel, depreciation of assets related to production, depreciation of returnable bottles, licensing fees, bottle breakage and costs of operating and maintaining plants and equipment. Our cost of goods sold in 2005 was Ch$235,709 million compared to Ch$209,819 million in 2004. As a percentage of net sales, cost of goods sold was 47.9% in 2005 and 48.2% in 2004. Our cost of goods sold for each business segment during 2005 is described below:

Beer Chile: Our cost of goods sold for our Chilean beer segment increased by 6.6% to Ch$67,162 million in 2005, from Ch$62,979 million in 2004. This increase was a direct result of increased sales. Cost of goods sold as a percentage of net sales decreased from 37.2% in 2004 to 35.6% in 2005 mainly due to lower per unit raw material costs as a result of the appreciation of the Chilean peso, and lower depreciation charges that were partially offset by higher energy costs.

Beer Argentina: Our cost of goods sold for our Argentine beer segment decreased by 0.9% to Ch$21,997 million in 2005, from Ch$22,199 million in 2004. This decrease was due to exchange rate variations. Cost of goods sold as a percentage of net sales decreased from 53.4% in 2004 to 47.1% in 2005, mainly due to lower raw material costs and depreciation charges that were partially offset by higher energy costs.

Soft Drinks and Mineral Water: Our cost of goods sold for our soft drinks and mineral water segment increased by 8.9% to Ch$64,030 million in 2005, from Ch$58,773 million in 2004. This increase was due to the higher sales mix of one-way products and higher costs of some raw materials, such as PET that were partially offset by the appreciation of the Chilean peso. Cost of goods sold as a percentage of net sales was 47.2% in both 2004 and 2005.

Wine: Our cost of good sold for our wine segment increased by 2.5% to Ch$58,579 million in 2005, from Ch$57,142 million in 2004. Cost of goods sold as a percentage of net sales increased from 67.3% in 2004 to 69.7% in 2005. This increase in cost of good sold was due to higher raw material costs.

Pisco: Our cost of good sold for our pisco segment increased by 200.1% to Ch$19,371 million in 2005, from Ch$6,455 million in 2004. This increase is due to the transaction between Pisconor and Control that created Compañía Pisquera de Chile. As a result of this transaction, 2005 results include the operations of Compañía Pisquera de Chile which are not included in 2004. Cost of goods sold as a percentage of net sales decreased from 75.1% in 2004 to 67.9% in 2005.

Gross Profit
Our gross profit increased 13.5% to Ch$256,338 million in 2005, from Ch$225,864 million in 2004. This increase was due to our increase in sales. As a percentage of net sales, gross profit increased from 51.8% in 2004 to 52.1% in 2005.

Selling, General and Administrative Expenses
Our selling, general and administrative expenses, or SG&A, primarily include advertising and promotional expenses, salaries of administrative personnel, maintenance, general expenses, transportation costs and services provided by third parties. Our SG&A increased 15.0% in 2005 to Ch$189,868 million, from Ch$165,044 million in 2004. As a percentage of net sales, our SG&A increased from 37.9% in 2004 to 38.6% in 2005. The SG&A performance of each business segment during 2005 is described below:

Beer Chile: The SG&A of our Chilean beer segment increased 17.6% to Ch$71,462 million in 2005, from Ch$60,783 million in 2004. As a percentage of net sales, our SG&A increased from 35.9% in 2004 to 37.9% in 2005. The increase in SG&A has principal due to higher marketing and distribution expenses.

Beer Argentina: The SG&A of our Argentine beer segment increased 14.4% to Ch$22,344 million in 2005, from Ch$19,528 million in 2004. As a percentage of net sales, our SG&A increased from 47.0% in 2004 to 47.8% in 2005. The increase in SG&A resulted principally from higher marketing and distribution expenses.

Soft Drinks and Mineral Water: The SG&A of our soft drinks and mineral water segment increased 7.0% to Ch$60,011 million in 2005, from Ch$56,069 million in 2004. This increase resulted mainly from higher marketing and distribution expenses, partially offset by lower depreciation charges. As a percentage of net sales, SG&A in this segment decreased from 45.0% in 2004 to 44.3% in 2005, mainly due to the dilution of fixed expenses as a result of higher sale volumes.

Wine: The SG&A of our wine segment increased 5.5% to Ch$23,979 million in 2005, from Ch$22,726 million in 2004. As a percentage of net sales, SG&A for this segment increased from 26.8% in 2004 to 28.5% in 2005. This increase in SG&A is mainly due to higher marketing expenses.

Pisco: The SG&A of our pisco segment increased 143.3% to Ch$10,677 million in 2005, from Ch$4,389 million in 2004. This increase is due to the transaction between Pisconor and Control that created Compañía Pisquera de Chile, for this reason the results are not comparable to the previous year. As a percentage of net sales, SG&A for this segment decreased from 51.1% in 2004 to 37.4% in 2005 due to a lower marketing rate and lower back office and distribution expenses as a percentage of net sales.

Operating Income
Our operating income increased by 9.3% in 2005 to Ch$66,470 million as compared to Ch$60,820 million in 2004. As a percentage of net sales, operating income, or operating margin, decreased from 14.0% in 2004 to 13.5% in 2005. The operating income performance of each of our business segments during 2005 is described below:

Beer Chile: The operating income from our Chilean beer segment increased by 9.7% to Ch$49,807 million in 2005, from Ch$45,396 million in 2004. Our operating margin for this segment decreased from 26.8% in 2004 to 26.4% in 2005.

Beer Argentina: The operating income from our Argentine beer segment improved from a loss of Ch$143 million in 2004 to a gain of Ch$2,394 million in 2005. Our operating margin improved from negative 0.3% in 2004 to positive 5.1% in 2005.

Soft Drinks and Mineral Water: The operating income from our soft drinks and mineral water segment increased by 18.4% to Ch$11,569 million in 2005, from Ch$9,769 million in 2004. Our operating margin for this segment increased from 7.8% in 2004 to 8.5% in 2005.

Wine: The operating income from our wine segment decreased by 71.7% to Ch$1,437 million in 2005, from Ch$5,074 million in 2004. Our operating margin for this segment decreased from 6.0% in 2004 to 1.7% in 2005.

Pisco: The operating income from our pisco segment improved from a loss of Ch$2,249 million in 2004 to a loss of Ch$1,504 million in 2005. Our operating margin improved from negative 26.2% in 2004 to negative 5.3% in 2005.

Non-Operating Income
Our non-operating income decreased 28.3% in 2005 to Ch$3,247 million compared to Ch$4,529 million in 2004. This decrease is primarily due to the one-time gain of Ch$3,221 million recognized in the sale of a parcel of land in Santiago, Chile, in December 2004. This negative effect was partially offset by adjustments in provisions for properties held for sale and higher interest income in 2005.

Non-Operating Expenses
Our non-operating expenses increased 14.9% in 2005 to Ch$12,318 million as compared to Ch$10,945 million in 2004. This increase is mainly due to higher interest expenses as a result of the debt related to the pisco business.

Price-Level Restatement and Exchange Gains
The price-level restatement of our non-monetary assets, liabilities and equity due to Chilean inflation and foreign exchange fluctuations resulted in a net loss of Ch$193 million in 2005, as compared to a net gain of Ch$56 million in 2004. These results are largely due to the negative effect of a higher inflation rate during 2005 compared to 2004 over cross currency swap contracts, partially offset by the positive effect of VSP’s policy to cover expected foreign currency flows. A gain in price-level restatement results from holding monetary liabilities in excess of monetary assets during inflationary periods, or from holding foreign currency denominated assets in excess of foreign currency denominated liabilities during periods of devaluation of the Chilean peso.

In accordance with Chilean generally accepted accounting principles, we apply Technical Bulletin 64, or TB 64, issued by the Chilean Institute of Accountants to translate and value investments in foreign subsidiaries (see Note 1 to our consolidated financial statements). Under TB 64, our foreign investments in Compañía Industrial Cervecera S.A., or CICSA, and FLC are not subject to price-level restatements based on inflation in those countries. Instead, the U.S. dollar is considered to be the functional currency. As a result, the effect of a devaluation/revaluation of the peso against the U.S. dollar on our financial statements is determined, in part, by the impact of such devaluation/revaluation on the value of our investments in CICSA and FLC, as well as on foreign currency denominated obligations that qualify as a hedge against those investments. These effects are recorded in the account “Cumulative translation adjustment” in shareholder’s equity. As of December 31, 2005, our investment in CICSA and FLC amounted to Ch$67,418 million, foreign currency denominated obligations that were designated as a hedge against these investments were pre-paid on November 9, 2004, and the negative cumulative translation adjustment account amounted to Ch$16,651 million.

Income Taxes
Our income taxes for 2005 amounted to Ch$9,115 million, translating into an effective consolidated tax rate of 15.9% . Income taxes in 2004 amounted to Ch$6,111 million translating into an effective consolidated tax rate of 11.2% . Our effective consolidated tax rate in 2005 was lower than the Chilean statutory rate of 17% mainly due to the positive deferred income tax resulting from our subsidiary CCU Argentina, due to recognition of tax loss carryforwards. In 2004, our effective consolidated tax rate was lower than the Chilean statutory rate of 17% mainly due to the positive deferred income tax from our subsidiary CCU Argentina, due to recognition of tax loss carryforwards.

In accordance with Chilean law, a Chilean company and each of its domestic subsidiaries calculate and pay taxes in Chile on a separate basis rather than on a consolidated basis. As of December 31, 2005, our consolidated subsidiaries had available tax loss carryforwards of Ch$23,040 million in Chile and Ch$14,527 million in Argentina. Our Chilean subsidiaries with the most significant tax loss carryforwards include Inversiones ECUSA S.A. with Ch$6,113 million, Viña Urmeneta S.A. with Ch$5,753 million, Transportes CCU Ltda. with Ch$4,920 million, Pisconor S.A. with Ch$3,607 million, and Compañía Pisquera de Chile S.A. with Ch$2,045 million. In Argentina, our subsidiaries with the most significant tax loss carryforwards are Finca La Celia with Ch$9,876 million and CCU Argentina S.A. with Ch$4,651 million. In Chile, there is no legal expiration date prescribed by law with respect to tax loss carryforwards; however, in Argentina tax loss carryforwards are subject to a five-year expiration date. The extent to which we can utilize such tax loss carryforwards in the future will depend upon the amount of income earned by each subsidiary and the specific tax loss carryforwards available to that particular entity. Dividends paid to us by CCU Argentina will be included in our taxable income in Chile, but will be governed by the applicable regulations of the Chilean tax authorities. We will receive a full credit against income tax in Chile with respect to such dividends for income taxes paid by the Argentine subsidiaries. On December 30, 1998, a 1% tax on assets was implemented in Argentina. This tax can be used as a credit to income tax and is subject to a four-year expiration date.

Minority Interest
Minority interest in 2005 improved from negative Ch$1,321 million in 2004 to positive Ch$85 million in 2005. This improvement was mainly due to VSP’s lower net income, lower minority share in CCU Argentina and the minority share in Compañía Pisquera de Chile.

Net Income
Our net income in 2005 was Ch$48,177 million, an increase of 2.4% compared to 2004’s net income of Ch$47,028 million. The increase in net income is due to our higher income before income taxes and minority interest, and positive minority interest, partially offset by the higher income taxes during 2005.

FISCAL YEAR ENDED DECEMBER 31, 2004 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2003

Net Sales
Our net sales were Ch$435,683 million in 2004 compared to Ch$407,838 million in 2003, representing a 6.9% increase which is mainly due to higher sales volumes in all our categories, with the exception of wine. The net sales performance of each of our business segments during 2004 is described below:

Beer Chile: Our net sales of beer in Chile increased 6.4% to Ch$169,158 million in 2004, from Ch$158,937 million in 2003. This increase resulted from a 2.4% increase in volume and 4.3% increase in unit price. Higher volumes were a result of our ACC Plan which was implemented in 2001 and comprises a range of strategic measures, including product and packaging innovations, the development of new distribution channels and improvements in marketing and point-of-sale execution. Additional increases resulted from the incorporation of Heineken beer into our portfolio during a full year, higher wine prices and a better economic environment in Chile, which positively impacts beer sales. Higher prices were due to price increases at the end of 2003 and higher premium product mix.

Beer Argentina: Our net sales of beer in Argentina increased 24.0% to Ch$41,584 million in 2004, from Ch$33,530 million in 2003. This increase resulted from 10.4% higher beer sales volume and an 11.8% increase in unit price in Chilean pesos. In dollar terms, unit price increased 23.3% . Higher volumes were due to the improvement in the economic situation in Argentina and the incorporation of Heineken beer into our portfolio during a full year. Higher prices were mainly due to price increases in local currency in February and December, and higher premium product mix.

Soft Drinks and Mineral Water: Our net sales of soft drinks and mineral water increased 1.8% to Ch$124,611 million in 2004, from Ch$122,433 million in 2003. This increase in sales resulted from a 3.2% increase in sales volume, due to increases of 1.4%; 12.6% and 6.8% in soft drinks, nectars and mineral water volumes, respectively; as well as a 4.2% higher nectar per unit price. Higher percentage volume growth resulted primary from increased sales of Watt’s nectars, which has experienced greater acceptance by consumers. This increase was partially offset by a 2.1% and 3.5% decrease in soft drinks and mineral water per unit prices, respectively. Lower prices were due to competition from lower price brands in these segments.

Wine: Our net sales of wine decreased 3.1% to Ch$84,941 million in 2004, from Ch$87,679 million in 2003. This decrease in sales resulted from a 0.7% decrease in sales volume of bottled wine and a 55.4% decrease in sales volume of bulk wine, partially offset by 2.8% increase in unit prices. The decrease in sales volume is due to the focus of Viña San Pedro in profitability more than growth. The increase in unit prices is due to a 12.4% higher unit price in the domestic market and a 34.2% higher unit price of Argentine wine, partially offset by a 4.0% decrease in the unit price of Chilean bottled export wine in Chilean pesos. Nevertheless, Chilean bottled export wine unit price in dollars increased 10.7% .

Cost of Goods Sold
Our cost of good sold consists principally of the costs of packaging and other raw materials, labor costs for production personnel, depreciation of assets related to production, depreciation of returnable bottles, licensing fees, bottle breakage and costs of operating and maintaining plants and equipment. Our cost of goods sold in 2004 amounted to Ch$209,819 million compared to Ch$200,916 million in 2003. As a percentage of net sales, cost of goods sold was 48.2% in 2004 and 49.3% in 2003. Our cost of goods sold for each business segment during 2004 is described below:

Beer Chile: Our cost of goods sold for our Chilean beer segment was almost constant, from Ch$62,948 million in 2003 to Ch$62,979 million in 2004. Cost of goods sold as a percentage of net sales decreased from 39.6% in 2003 to 37.2% in 2004 mainly due to lower raw material costs as a result of the appreciation of the Chilean peso.

Beer Argentina: Our cost of goods sold for our Argentine beer segment increased 9.3% to Ch$22,199 million in 2004, from Ch$20,310 million in 2003. This increase was a direct result of increased sales. Cost of goods sold as a percentage of net sales decreased from 60.6% in 2003 to 53.4% in 2004, mainly due to lower depreciation charges and the dilution of fixed costs as a result of higher sale volumes.

Soft Drinks and Mineral Water: Our cost of goods sold for our soft drinks and mineral water segment increased by 0.1% to Ch$58,773 million in 2004, from Ch$58,708 million in 2003. This slight increase was a direct result of increased sale volumes and higher costs of some raw materials, such as PET, offset by the appreciation of the Chilean peso. Cost of goods sold as a percentage of net sales decreased from 48.0% in 2003 to 47.2% in 2004. This decrease was primarily due to lower depreciation charges resulting from certain assets reaching full depreciation at the end of 2003, and the dilution of fixed costs as a result of higher sale volumes.

Wine: Our cost of good sold for our wine segment decreased by 3.2% to Ch$57,142 million in 2004, from Ch$59,005 million in 2003. This decrease was a direct result of the measures taken to rationalize costs in the winery, as well as lower sales of bulk wine. Cost of goods sold as a percentage of net sales was 67.3% in both 2004 and 2003.

Gross Profit
Our gross profit increased 9.2% to Ch$225,864 million in 2004, from Ch$206,922 million in 2003. This increase was directly related to our increase in sales. As a percentage of net sales, gross profit increased from 50.7% in 2003 to 51.8% in 2004.

Selling, General and Administrative Expenses
Our selling, general and administrative expenses, or SG&A, include primarily advertising and promotional expenses, salaries of administrative personnel, maintenance, general expenses, transportation costs and services provided by third parties. Our SG&A increased 4.3% in 2004, to Ch$165,044 million, from Ch$158,220 million in 2003. This increase is principally attributed to the beer segments, both in Chile and Argentina. As a percentage of net sales, our SG&A decreased from 38.8% in 2003 to 37.9% in 2004. The SG&A performance of each business segment during 2004 is described below:

Beer Chile: Our SG&A of our Chilean beer segment increased 8.7% to Ch$59,567 million in 2004, from Ch$54,787 million in 2003. As a percentage of net sales, our SG&A increased from 34.5% in 2003 to 35.2% in 2004. The increase in SG&A resulted principally from higher marketing expenses, mainly related with the trade marketing division and higher sales of Heineken, and an increase in salaries and distribution costs, directly related to our increase in sales.

Beer Argentina: Our SG&A of our Argentine beer segment increased 15.5% to Ch$19,539 million in 2004, from Ch$16,922 million in 2003. This increase resulted mainly from higher marketing expenses, due to higher sales of Heineken and Budweiser, according to the license agreements, as well as an increase in distribution costs and salaries, directly related to our increase in sales. As a percentage of net sales, our SG&A decreased from 50.5% in 2003 to 47.0% in 2004, largely due to the significant increase in net sales of 24.0% .

Soft Drinks and Mineral Water: Our SG&A of our soft drinks and mineral water segment increased 1.2% to Ch$57,026 million in 2004, from Ch$56,337 million in 2003. This increase resulted mainly from higher distribution costs, directly related to our increase in sales. As a percentage of net sales, SG&A in this segment decreased slightly from 46.0% in 2003 to 45.7% in 2004.

Wine: Our SG&A of our wine segment decreased 8.6% to Ch$22,873 million in 2004, from Ch$25,015 million in 2003. This decrease is mainly due to lower transportation expenses as a consequence of lower bulk wine exports, and a lower marketing expense. As a percentage of net sales, SG&A for this segment decreased from 28.5% in 2003 to 26.9% in 2004.

Operating Income
Our operating income increased 24.9% in 2004 to Ch$60,820 million as compared to Ch$48,702 million in 2003. As a percentage of net sales, operating income, or operating margin, increased from 11.9% in 2003 to 14.0% in 2004. The operating income performance of each of our business segments during 2004 is described below:

Beer Chile: Our operating income from our Chilean beer segment increased by 10.2% to Ch$45,396 million in 2004, from Ch$41,202 million in 2003. Our operating margin for this segment increased from 25.9% in 2003 to 27.6% in 2004.

Beer Argentina: Our operating income from our Argentine beer segment improved from a loss of Ch$3,702 million in 2003 to a loss of Ch$143 million in 2004. Our operating margin improved from negative 11.0% in 2003 to negative 0.4% in 2004.

Soft Drinks and Mineral Water: Our operating income from our soft drinks and mineral water segment increased by 32.2% to Ch$9,769 million in 2004, from Ch$7,388 million in 2003. Our operating margin for this segment increased from 6.0% in 2003 to 7.1% in 2004.

Wine: Our operating income from our wine segment increased by 38.6% to Ch$5,074 million in 2004, from Ch$3,660 million in 2003. Our operating margin for this segment increased from 4.2% in 2003 to 5.8% in 2004.

Non-Operating Income
Our non-operating income decreased 82.6% in 2004 to Ch$4,529 million compared to Ch$26,006 million in 2003. This decrease is primarily due to the gain associated with the sale of our indirect interest in the Croatian brewery Karlovacka Pivovara in March 2003 that generated to us a one-time gain of Ch $21,359 million. Additionally, we recorded lower interest income in 2004 because during 2003 we had temporary higher cash balances resulting from the sale of Karlovacka and the proceeds from a syndicated loan entered into in May 2003. These negative effects were partially offset by the one-time gain of Ch$3,221 million recognized in the sale of a parcel of land in Santiago, Chile, in December 2004.

Non-Operating Expenses
Our non-operating expenses decreased 14.9% in 2004 to Ch$10,945 million as compared to Ch$12,859 million in 2003. This decrease is mainly due to lower write-offs of fixed assets and other assets.

Price-Level Restatement and Exchange Gains
The price-level restatement of our non-monetary assets, liabilities and equity due to Chilean inflation and foreign exchange fluctuations resulted in a net gain of Ch$56 million in 2004, as compared to a net gain of Ch$1,340 million in 2003. These results are largely due to (1) a higher inflation during 2004 compared to 2003; (2) the effect of the higher inflation in the foreign exchange fluctuations and (3) the higher volatility in the exchange rate during 2004. A gain in price-level restatement results from holding monetary liabilities in excess of monetary assets during inflationary periods, or from holding foreign currency denominated assets in excess of foreign currency denominated liabilities during periods of devaluation of the Chilean peso.

As of December 31, 2004, our investment in CICSA and FLC amounted to Ch$74,919 million, foreign currency denominated obligations that were designated as a hedge against these investments were prepaid on November 9, 2004, and the negative cumulative translation adjustment account amounted to Ch$6,401 million.

Income Taxes
Our income taxes for 2004 amounted to Ch$6,111 million, translating into an effective consolidated tax rate of 11.2% . Income taxes in 2003 amounted to Ch$5,285 million translating into an effective consolidated tax rate of 8.4% . Our effective consolidated tax rate in 2004 was lower than the Chilean statutory rate of 17% mainly due to the positive deferred income tax resulting from our subsidiary CCU Argentina, due to recognition of tax loss carryforwards. In 2003, our effective consolidated tax rate was lower than the Chilean statutory rate of 16.5% mainly due to the gain resulting from our foreign subsidiary SBE’s sale of Karlovacka, which was not taxed as SEB is incorporated in a tax-free country.

In accordance with Chilean law, a Chilean company and each of its domestic subsidiaries calculate and pay taxes in Chile on a separate basis rather than on a consolidated basis. As of December 31, 2004, our consolidated subsidiaries had available tax loss carryforwards of Ch$19,109 million in Chile and Ch$18,633 million in Argentina. Our Chilean subsidiaries with the most significant tax loss carryforwards available include Viña Urmeneta S.A. with Ch$5,703 million, Inversiones ECUSA S.A. with Ch$5,579 million, Transportes CCU Ltda. with Ch$5,244 million, and Pisconor S.A. with Ch$2,239 million. In Argentina, our subsidiaries with the most significant tax loss carryforwards available are Finca La Celia with Ch$9,393 million and CCU Argentina S.A. with Ch$9,240 million.

Minority Interest
Minority interest in 2004 increased 183.1% to negative Ch$1,321 million as compared to negative Ch$467 million in 2003. This increase resulted mainly from CCU Argentina’s and VSP’s higher net income.

Net Income
Our net income in 2004 was Ch$47,028 million, a decrease of 18.1% compared to 2003’s net income of Ch$57,436 million. The decrease in net income is primarily due to the Ch$21,359 million gain from the sale of the Croatian brewery Karlovacka Pivovara in March 2003, partially offset by the higher operating result during 2004.

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

Most of our monetary assets, principally accounts receivable, and liabilities, principally accounts payable, that are not price-level indexed are short-term and thus are not significantly affected by inflation. However, our liability for deposits on bottles and containers (Ch$12,148 million at December 31, 2004 and Ch$10,219 million at December 31, 2005) is a long-term, non-indexed monetary liability that is affected over time by inflation. The net impact of inflation on our capital expenditures has generally been neutral as all substantial assets constructed or acquired are fixed non-monetary assets and all substantial liabilities incurred in the process of financing capital expenditures are price-level indexed or foreign-currency denominated. Nonetheless, high rates of inflation in the future could have a variety of unpredictable effects on us and could adversely impact our operations.

U.S. GAAP Reconciliation
Our net income under U.S. GAAP for 2003, 2004 and 2005 was Ch$58,627 million, Ch$47,030 million and Ch$49,576 million, respectively, as compared to that reported under Chilean GAAP of Ch$57,436 million, Ch$47,028 million and Ch$48,177 million, respectively. These differences are principally the result of US GAAP adjustments for the:

  reversal of amortization of goodwill
  accounting treatment on sale of land
  income statement treatment of deferred tax assets generated from the recapitalization of subsidiaries adjustment for capitalized costs on repaid debt
  differences associated with the amortization of intangible trademarks accounting treatment of developmental stage enterprises
  revaluation of fixed assets
  adjustments of employee severance indemnities
  adjustment on derivative financial instruments
  reversal of impairment of fixed assets held for sale
  capitalization of interest on assets under construction, and recording of deferred income taxes.

Our total shareholders’ equity under U.S. GAAP as of December 31, 2003, 2004 and 2005 was Ch$292,293 million, Ch$307,685 million and Ch$316,826 million, respectively, as compared to that reported under Chilean GAAP for the same period of Ch$296,028 million, Ch$312,979 million and Ch$319,030 million, respectively. The differences between shareholders’ equity under U.S. GAAP and Chilean GAAP are principally the result of US GAAP adjustments for the:

  amortization of goodwill and trademarks
  reversal of gain on sale of land
  reversal of capitalized issuance costs
  reversal of the revaluation of fixed assets and related depreciation minimum dividends required under Chilean GAAP
  capitalization of interest on assets under construction
  reversal of gain on investment in Viña Dassault San Pedro S.A.

  adjustment on derivative financial instruments
  reversal of impairment of fixed assets held for sale
  adjustments of employee severance indemnities, and
  recording of deferred income taxes (FAS No. 109).

Liquidity and Capital Resources

Our main source of liquidity has been cash generated by our operating activities, which amounted to Ch$67,255 million, Ch$81,175 million and Ch$81,032 million during 2003, 2004 and 2005, respectively.

Our cash flow from operations and working capital are our primary sources to meet both our short-term and long-term obligations. In the opinion of our management, they are sufficient to this end.

In 2005, our cash flows provided by operating activities totaled Ch$81,032 million. The main component of cash flows generated by operating activities in 2005 was net income of Ch$48,177 million compared to Ch$47,028 million in 2004. In 2005, we recorded a non-cash gain of Ch$743 million compared to a non-cash gain of Ch$3,452 million in 2004, primarily due to the gain on the sale of a property site in 2004. Cash flows from the changes in operating assets and liabilities resulted in the net use of Ch$9,293 million compared to the net use of Ch$8,816 million in 2004. Cash used in 2005 resulted primarily from an increase in our inventories, accounts receivable, value added tax and other assets, partially offset by increases in accounts payable and other payables.

In 2005, our cash flows used in financing activities totaled Ch$22,936 million compared to Ch$41,112 million in 2004. The main components of cash flows used in financing activities consisted of repayment of bank borrowings of Ch$70,431 million, dividends paid of Ch$29,623 million and repayment of bonds payable of Ch$1,789 million, partially offset by proceeds from bank borrowings of Ch$51,847 million and proceeds from bonds of Ch$26,570 million. In 2004, repayment of bank borrowings was Ch$117,861 million, payments of cash dividends were Ch$29,926 million, repayment of bonds payable were Ch$21,608 million, proceeds from bank borrowing were Ch$105,180 million and proceeds from bonds were Ch$34,901 million.

In 2005, our cash used in investment activities totaled Ch$67,452 million compared to cash used in investing activities of Ch$46,136 million in 2004. The main components of cash used in investment activities in 2005 consisted of investments in financial instruments of Ch$108,772 million, capital expenditures of Ch$44,229 million and investments in unconsolidated affiliates of Ch$20,144 million, partially offset mainly by proceeds from sale of other investments of Ch$106,446 million.

There are no material restrictions, either legal or economic, that would limit our ability to transfer funds (i.e., dividends, loans, or advances) from our subsidiaries to us.

As of December 31, 2005, we had Ch$58,094 million in cash, time deposits and marketable securities, which does not include Ch$11,386 million corresponding to readjustable promissory notes issued by the Central Bank and purchased under resale agreements. Indebtedness, including accrued interest, amounted to Ch$146,691 million as of December 31, 2005. Short-term indebtedness included:

  Ch$2,313 million of short-term obligations to banks and financial institutions under certain lines of credit described below,
  Ch$4,662 million representing the current portion of long-term debt to banks.
  Ch$4,007 million representing the current portion of long-term public bonds, and

As of December 31, 2005, long-term indebtedness, excluding the current portion, comprised:

  Ch$78,010 million of long-term obligations to banks, and
  Ch$57,699 million of long-term obligations to the public represented by bonds.

On May 24, 2005, the Cayman Islands Branch of Compañía Cervecerías Unidas S.A. entered into two US$17 million, two-year unsecured, loan agreements. These credit agreements had a variable interest rate of LIBOR + 0.30% in U.S. dollars. The amortization of the loans will be done in one payment at the maturity date. Interest payments are on a quarterly basis. We will repay this debt with the cash generated by our operating activities.

To avoid the exchange and interest risks of these loans, we entered into two cross currency interest rate swap agreements for the total of the loans. As a consequence, we replaced the risk of LIBOR fluctuations for this credit agreement, by a fixed rate of 2.25% in Unidad de Fomento, or UF, a daily indexed peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.

On July 20, 2005, our subsidiary VSP issued a 20-year local bond, series A, for UF1.5 million (approximately Ch$26,962 million) with a 3.8% interest rate. The amortization of this bond is made in semi-annual installments beginning in January 15, 2006.

As of December 31, 2005, we were required, under our debt covenants then in effect, to maintain certain financial ratios. The most significant covenants required us to maintain a consolidated interest coverage ratio (the ratio of operating income plus depreciation and operating amortization to interest expenses) equal to or higher than 3.00 to 1.00, to maintain a consolidated leverage ratio (the ratio of financial debt to operating income plus depreciation and operating amortization) equal or lower than 3.00 to 1.00, and a minimum consolidated equity of UF15 million (as of December 31, 2005, approximately Ch$269,622 million). Furthermore, we were required to maintain an indebtedness ratio (the ratio of total liabilities to shareholders’ equity) no greater than 1.5 to 1.0 on a consolidated basis and 1.7 to 1.0 on an unconsolidated basis, as well as a ratio of our unpledged assets over our unsecured liabilities of at least 1.2, on both a consolidated and unconsolidated basis.

At December 31, 2005, we met all our financial debt covenants and had a consolidated interest coverage ratio of 14.52 to 1, a consolidated leverage ratio of 1.38 to 1. Our consolidated equity as of December 31, 2005 was Ch$319,030 million (UF17.7 million). Our indebtedness ratio was 1.09 and 0.89 on an unconsolidated and consolidated basis, respectively. The ratios of unpledged assets over unsecured liabilities were 1.92% and 2.26% on an unconsolidated and consolidated basis, respectively.

None of our indebtedness, or that of our subsidiaries, contains any term that restricts our ability to pay dividends, except for our syndicated loan and local bonds that require us to maintain a minimum consolidated equity of UF15 million (as of December 31, 2005, approximately Ch$269,622 million).

The following table summarizes debt obligations held by us as of December 31, 2005. The table presents principal payment obligations in millions of Chilean pesos by interest rate structure, financial instrument and currency, with their respective maturity dates and related weighted-average interest rates:

Interest-Bearing Debt as of December 31, 2005

(millions of Ch$, except percentages)

			Expected Maturity Date
Fixed rate	Average Int. Rate		2006	2007	2008	2009	2010	Thereafter	TOTAL

Ch$ (UF) (1)	Bonds	3.9%	Ch$4,007	3,280	3,146	3,146	3,146	44,981	61,706
Ch$ (UF) (1)	Banks	3.6%	-	-	-	-	8,430	-	8,430
US$	Banks	3.6%	4,742	-	-	-	-	-	4,742
Argentine pesos	Banks	10.0%	774	-	-	-	-	-	774

TOTAL			Ch$9,523	3,280	3,146	3,146	11,576	44,981	75,652

Variable rate	Average Int. Rate		2006	2007	2008	2009	2010	Thereafter	TOTAL

Ch$ (UF) (1)	Banks	2.7%	Ch$1,029	905	-	-	-	-	1,934
US$ (2)	Banks	4.7%	429	17,425	-	51,250	-	-	69,104

TOTAL			Ch$1,458	18,330	-	51,250	-	-	71,038

(1)	A UF (Unidad de Fomento) is a daily indexed, peso-denominated monetary unit. The UF is set daily in advance based on the previous month's inflation rate.
(2)	Includes the US$100 million syndicated loan and the two US$17 million loans, which are hedged through cross currency interest rate swap agreement agreements.

To hedge our market risks, we hold debt obligations in various currencies and enter into derivatives contracts. See “Item 11: Quantitative Information About Market Risk.”

Our treasury policy is to invest in highly liquid financial instruments issued by first class financial institutions. Investments are made primarily in Chilean pesos and U.S. dollars. As of December 31, 2005, we had invested Ch$59,359 million in Chilean peso related instruments and Ch$520 million in U.S. dollar related instruments.

The following table summarizes financial instruments, including time deposits, marketable securities and securities purchased pursuant to repurchase agreements, held by us as of December 31, 2005:

Short-Term Financial Instruments

(millions of Ch$)
UF	15,837
Ch$	43,522
US$	520

TOTAL	59,879

Capital Expenditures

We continue to make substantial capital expenditures to meet estimated growth in demand for our products. Our plans for capital expenditures through 2009 period are displayed in the following table. The information is presented in constant Chilean pesos of December 31, 2005

Business Unit	2006	2007	2008	2009

	(millions of Ch$ as of December 2005)
Beer Chile
Machinery and equipment	6,433	8,062	9,141	2,312
Packaging	7,324	5,117	2,853	2,880
Marketing assets	4,168	4,105	4,229	4,355
Software and hardware	136	72	72	72
Other	261	230	334	269

Total	18,322	17,586	16,628	9,888

Beer Argentina
Machinery and equipment	1,793	9,018	20,922	298
Packaging	2,613	1,179	2,737	1,240
Marketing assets	2,189	2,079	2,257	2,383
Software and hardware	375	74	74	74
Other	160	163	71	65

Total	7,130	12,513	26,060	4,059

Soft Drinks & Mineral Water
Machinery and equipment	9,037	1,958	4,241	3,071
Packaging	3,347	2,966	2,966	2,966
Marketing assets	2,622	2,520	2,529	2,543
Software and hardware	23	9	9	9
Other	110	122	124	122

Total	15,139	7,576	9,869	8,711

Wine
Machinery and equipment	3,065	4,821	1,450	1,691
Packaging	1,241	1,805	2,038	1,781
Marketing assets	165	90	90	90
Software and hardware	202	168	168	168
Other	454	1,929	659	642

Total	5,127	8,814	4,406	4,372

Pisco
Machinery and equipment	4,064	867	5,597	1.281
Packaging	119	0	0	0
Marketing assets	269	283	297	301
Software and hardware	24	0	0	0
Other	291	0	0	0

Total	4,766	1,151	5,895	1,582

Others	10,338	8,202	2,504	3,379

Total	60,823	55,841	65,363	31,992

During the years 2006 through 2009, we plan to make capital expenditures mainly to adapt, update and increase production capacity, install new packaging lines, enhance environmental protection, optimize our distribution system and warehouse facilities, invest in additional returnable bottles and crates to replace obsolete inventories, adapt to new packaging formats and support industry volume growth. Capital expenditures are also focused on improving management information systems and making additional investments in marketing assets.

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

Contractual Obligations

The following table summarizes our known contractual obligations as of December 31, 2005:

	Payments due by period
	(unaudited, in million of Chilean pesos)

		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years

Long-Term Debt Obligations (1)	146,691	10,981	24,756	65,972	44,981
Operating Lease Obligations (2)	35,694	6,676	5,057	2,685	21,277
Purchase Obligations (3)	113,928	41,338	43,334	12,143	17,113
Other Long-Term Liabilities (4)	7,900	-	-	-	7,900

Total	304,212	58,995	73,147	80,800	91,270
___________________________
(1)	Includes long-term bank loans, bonds payable and related interests.
(2)
Includes real property, vineyards and warehouse leases, as well as marketing contracts. Real property includes our obligation to lease our new headquarter building (see Note 17 to the financial statements).

(3)	Includes raw material purchase contracts
(4)	Includes obligations for deposits on bottles and containers

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

Research and Development

Our research and development efforts do not involve material expenditures, as we rely primarily on technical assistance and technology transfer agreements with domestic and foreign companies and institutes. In 2003, we entered into two technical agreements with Heineken International for assistance regarding all technical issues related to the production and bottling of Heineken beer, one for Chile and the other one for Argentina. The initial term of these agreements is ten years beginning in June 2003, renewable for subsequent periods of five years. In May 2004, we entered into a technical assistance agreement with Heineken Technical Services B.V. for operational aspects of our breweries, with an initial term of one year, renewable for subsequent periods of one year each. See “Item 6: Directors, Senior Management and Employees” and “Item 7: Major Shareholders and Related Party Transactions”. The license agreement between CCU Argentina and Anheuser-Busch, signed in 1995, as amended, also provides us with both technical and marketing assistance for the production and marketing of Budweiser beer brand in Argentina. See “Item 4: Information on the Company – Our Business – Business Overview – Our Beer Business – Our Beer Business in Argentina – Beer Production and Marketing in Argentina”.

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

b) Allowance for doubtful accounts: At the end of each period, we record provisions to cover the doubtful collection of accounts receivable, which is mainly determined by the age of overdue balances, which is based on criteria established by us. The percentages provisioned range from 20% for accounts overdue between 61 and 90 days, to 100% in the case of accounts that are more than 180 days overdue. In case of rejected documents (bad checks), the percentage is 100% if they are overdue by more than 30 days. In the case of supermarkets, the provisions are determined on a case by case basis by our credit committee, which applies certain estimates and judgments including return rates and financial worthiness of customers. Our management considers that the provisions determined under the parameters described above are reasonable and sufficient to cover losses inherent in these accounts.

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

e) Deposits on bottles and containers: Glass and plastic returnable bottles and crates are presented within fixed assets at their historic cost plus price-level restatement and net of obsolescence provisions. Glass bottles are depreciated over an average period of 7.9 years, plastic bottles over an average period of 4.6 years and plastic crates over an average period of 16.2 years. In Chile, returnable bottles are proprietary and are only given to customers in exchange for a deposit equivalent to a significant portion of the replacement cost of such bottles. The amount collected is recorded in the deposits on bottles and containers liability account that is not price-level adjusted. The deposit is returned to the customer when the bottles and the commodity agreement are returned. The expected return of bottles and containers put into circulation in the market and the estimated value of valid deposits, especially those from glass bottles, are adjusted annually. The adjustment is based on an estimate that is carried out by counting the bottles held by customers and adding an estimate of the number of bottles in hands of the final consumers. This latter estimate is based on independent studies and historical information regarding the return of these bottles. In Argentina, all companies use the same returnable bottles. Therefore, unlike in Chile where returnable bottles are proprietary and require a deposit, bottles are loaned to customers at no cost.

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

g) Severance Indemnities: Our personnel party to collective bargaining agreements are entitled to severance payments based upon the number of years they have been employed by the Company, although the number of persons entitled to such payments is limited to a fixed yearly quota. We calculate our liability for these severance payments as the current value of all such contracts and collective agreements, and we present this as a short-term liability. Certain employees, generally those who joined the company long ago, have long-term employment contracts that also include provisions for severance payments not subject to any limitation or quota. We account for these severance indemnities in long-term liabilities, and calculate them as the estimated future cost of the obligation based upon the number of years each such employee will have served at the Company as of the legal retirement age, at present value with a discount rate of 7% annually.

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

Trend Information

As described under “Item 4: Information on the Company – Business Overview” and “– Operating Results,” the most significant trend affecting our results of operations between 1999 and 2002 was the prolonged recession in Argentina which culminated in an economic crisis in late 2001, and the stagnated consumption due to the weak economic recovery after its 1999 recession in Chile.

After four years of recession in Argentina, during 2003 the economy stabilized, evidenced by significant increases in consumption and prices in the beer industry. This positive trend has continued throughout 2004 and 2005, when GDP grew 9.0% and 9.2%, respectively. However, current prices in U.S. dollar terms are still lower than those prevailing in 2001, before the Argentine peso devaluation. Nevertheless, further recovery in Argentina will depend on deep structural reforms in many areas, including the relationship between the federal government and the provinces, regulations in many markets, the resumption of external debt service, as well as the solution of the local energy crisis and an increase in investments to support the current economic growth.

Revenues from CCU Argentina in Chilean pesos are also subject to the volatility of exchange rates of the Chilean peso, U.S. dollar and Argentine peso in any given period, which may also affect the level of income reported from our foreign operations under Chilean GAAP.

The Chilean economy experienced significant growth of 6.3% in 2005, after an increase of 5.9% in 2004. This positive trend has continued, but at a slower pace, during 2006, growing 5.1% during the first quarter and expecting a growth between 5.0% and 6.0% for the whole year, according to the Central Bank of Chile. On the domestic side of the economy, internal demand has increased 11.4% during 2005, and interest rates continue at relatively low levels. In spite of the favorable economic climate, there can be no assurance that our products’ consumption will grow in the same proportion.

We expect that our wine business, after declining its results as a consequence of higher costs of raw materials and lower revenues due to the appreciation of the Chilean peso, will improve its profitability level, both in domestic and export markets, due to measures taken to reduce costs, expenses and SKUs, to increase prices and focus on the main export markets, in order to adapt the organization to a stronger Chilean peso.

In addition, our beer brands in Chile may face increased competition from other brewers as well as from alcoholic beverages such as wine and spirits, and non-alcoholic beverages such as soft drinks.

Beer consumption in Chile historically has been influenced by changes in domestic wine prices. Increases in domestic wine prices have tended to increases in beer consumption, while reductions in wine prices have tended to reduce or slow the growth of beer consumption. In fact, during 2005 beer consumption, as well as wine prices, increased significantly. Nevertheless, during recent years, wine price increases have not significantly influenced beer consumption levels due to factors like awareness of the positive effects of moderate wine consumption on health and higher wine quality. Similarly, the price of soft drinks has decreased relative to the price of beer over the past few years, due to lower packaging costs and the introduction of larger packaging formats, which may also affect further growth in beer consumption. Recently, as a result of an abundant 2006 harvest, the price of bulk wine decreased considerably. However, it is not yet known if this will affect wine prices during the second half of 2006.

In our pisco business, prices recovered during 2005. We cannot make any affirmation that prices will continue at these levels or will keep growing. The pisco industry should continue launching new products to create new occasions of consumption.

Since 2005, the Argentine government has restricted gas exports to Chile due to supply problems in that country. This situation has increased the costs of operating our beer production plants in Chile and Argentina, as well as our soft drinks plants in Chile. Additionally, it has increased electrical power costs related to these same gas restrictions. We do not need additional investments because our boilers can work with gas or with alternative fuels, such as diesel oil. Considering the current energy prices, we estimate that the higher costs at a consolidated level should be approximately Ch$1,900 million for 2006.

ITEM 6: Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth certain information with respect to our executive officers and members of our board of directors, as of June 15, 2006:

Directors	Position	Position Held Since	At CCU Since

Guillermo Luksic (1)	Chairman of the Board	September 1990	November 1986
	and Director	(Chairman) November
1986 (Director)
Giorgio Maschietto	Vice Chairman of the	May 2001 (Vice	April 2001
	Board and Director	Chairman) April 2001
(Director)
Chris Barrow	Director	June 2006	June 2006
Jorge Carey	Director	April 2001	April 2001
Andrónico Luksic (1)	Director	November 1986	November 1986
Manuel José Noguera	Director	May 1987	May 1987
Carlos Olivos	Director	October 2003	October 2003
Philippe Pasquet	Director	June 2003	June 2003
Francisco Pérez	Director	July 1998	February 1991 (3)

Senior Management	Position	Position Held Since	At Company Since

Patricio Jottar	Chief Executive Officer	July 1998	July 1998
Marisol Bravo	Corporate Affairs and	June 1994	July 1991
Public Relations Manager
Pablo De Vescovi	Human Resources	September 1998	November 1994
Manager
Francisco Diharasarri	ECUSA Manager	October 2003	June 1985
Johan Doyer	CCU Chile Manager	November 2003	November 2003
Roelf Duursema	General Comptroller	January 2005	November 2004
Alvaro Fernández	Cía. Pisquera de Chile	March 2005	September 1998
Manager
Dirk Leisewitz	Corporate Operations	January 2005	December 1987
Manager
Hugo Ovando	Development Manager	September 2002	September 1997
Ricardo Reyes	Chief Financial Officer	July 2005	July 1996
Fernando Sanchis	CCU Argentina Manager	May 1995	November 1994

Pablo Turner	Viña San Pedro Manager	July 2005	July 2005
___________________________
(1)	Mr. Guillermo Luksic and Mr. Andrónico Luksic are brothers.
(2)	Mr. Chris Barrow was appointed as Board member in June 2006, after the resignation of Mr. Alejandro Strauch.
(3)	Mr. Francisco Pérez was our Chief Executive Officer between 1991 and 1998.

Guillermo Luksic (50), has served as our Chairman of the Board and Director since September 1990 and November 1986, respectively. He is currently Chairman of the Board of Directors of Quiñenco S.A., Viña San Pedro S.A., Telefónica del Sur S.A. and Madeco S.A., as well as a member of the board of directors of several other companies, including, ECUSA, CCU Argentina S.A., Compañía Pisquera de Chile S.A., Banco de Chile and IRSA.

Giorgio Maschietto (66), has served as our Vice Chairman of the Board and Director since April 2001. He is also currently a member of the board of directors of Viña San Pedro S.A., ECUSA, CCU Argentina S.A., Compañía Pisquera de Chile S.A., IRSA, Cecinas San Jorge S.A. and Multitiendas

Corona S.A. Until his retirement in 1998, he held several positions at Unilever in Italy, United Kingdom and Chile. He received a degree in Chemical Engineering from the Catholic University of Chile.

Chris Barrow (48), has served as our Director since June 2006. He is currently Heineken’s Managing Director for Latin America and has been working with Heineken since 2004. He is also a member of the board of directors of Florida Bebidas S.A. in Costa Rica, Cervecería Baru-Panamá in Panama and Cervejarias Kaiser Brasil S.A. in Brazil. He received a degree in Bachelor of Commerce and Certified Accountant from the University of Capetown, South Africa.

Jorge Carey (63), has served as our Director since April 2001. He is currently the senior partner at the law firm Carey y Cía. He is also the Chairman of Empresas Melón S.A., as well as member of the board of directors of Enaex S.A., Masisa S.A. and Compañía Minera Quebrada Blanca S.A. in Chile, and Aur Resources Inc. and The Chile Moneda Fund in Canada and Bermuda, respectively. He has been a professor of economic law at the Catholic University of Chile Law School and Chairman of both the Chilean British Chamber of Commerce and the Chile Canada Chamber of Commerce in Santiago, Chile. He received his law degree from the Catholic University of Chile and his Master’s degree in Comparative Jurisprudence from the New York University Law School.

Andrónico Luksic (52), has served as our Director since November 1986. He is currently Vice Chairman of the Board of Banco de Chile and Quiñenco S.A., as well as a member of the board of directors of several other companies, including Madeco S.A.

Manuel José Noguera (56), has served as our Director since May 1987. He is currently Chief Legal Counsel of Quiñenco S.A. and senior partner at the law firm Morales, Noguera, Valdivieso y Besa Ltda. He has been working with the Luksic group for over 30 years. He is member of the board of several companies, including IRSA, Calaf S.A. and LQ Inversiones Financieras S.A. He received his law degree from the Catholic University of Chile.

Carlos Olivos (64), has served as our Director since October 2003. He is currently senior partner at the law firm Guerrero, Olivos, Novoa y Errázuriz Ltda., as well as member of the board of directors of IRSA and Banco Santander Santiago S.A. He received his law degree from the University of Chile and his Master’s degree in Comparative Jurisprudence from the New York University Law School.

Phillipe Pasquet (67), has served as our Director since June 2003. He has been working for Heineken since 1976. He is member of the board of directors of CCU Argentina S.A., Viña San Pedro S.A., ECUSA, Compañía Pisquera de Chile S.A., Calaf S.A. and IRSA, as well as Florida Bebidas S.A. in Costa Rica and Cervecería Baru-Panamá in Panama. He received degrees from the Ecole Supérieure de Commerce at Dijon, France, the Institut International de Commerce at Paris, and the Centre Européen d’Education Permanente at Fontainebleau, France.

Francisco Pérez (48), has served as our Director since July 1998. He is Chief Executive Officer of Quiñenco S.A. since 1998. Prior to joining Quiñenco, he was our Chief Executive Officer, or CEO, between 1991 and 1998. He is member of the board of several companies, including CCU Argentina S.A., ECUSA, Viña San Pedro S.A., Compañía Pisquera de Chile S.A., IRSA, Banco de Chile, LQ Inversiones Financieras S.A. and Calaf S.A. He received a degree in Business Administration from the Catholic University of Chile and a Master’s degree in Business Administration from the University of Chicago.

Patricio Jottar (43), has served as our Chief Executive Officer since 1998. He is also currently a Director of CCU Argentina, ECUSA, Viña San Pedro S.A., Calaf S.A., Cervecería Austral S.A. and Compañía Cervecera Kunstmann S.A. and is Chairman of the Board of Compañía Pisquera de Chile S.A. Prior to joining us, he was Chief Executive Officer of Santander Chile Holding. He received a degree in Business Administration from the Catholic University of Chile and a Master’s degree in Economics and Business Administration from the Instituto de Estudios Superiores de la Empresa (“IESE”), in Barcelona, Spain.

Marisol Bravo (46), is our Corporate Affairs and Public Relations Manager and has been with us since 1991. Prior to her current position she was Head of Special Projects. Before joining us, she was Assistant Manager of Marketing at Citicorp Mutual Funds. She received a degree in Business Administration from the University of Chile.

Pablo De Vescovi (53), is our Human Resources Manager and has been with us since 1994. Prior to serving in this capacity he was Human Resources Manager of ECUSA. Before joining ECUSA he was the Human Resources Manager of Embotelladora Chile S.A. (“Embochile”), a former PepsiCo bottler, and Human Resources Vice President of The Chase Manhattan Bank in Chile. He received a degree in Business Administration from the Catholic University of Chile.

Francisco Diharasarri (45), is the General Manager of ECUSA and has been with us since 1985. Prior to his current position, he was General Manager of CCU Chile, General Manager of ECUSA and General Manager of PLASCO. He is also currently Chairman of the Board of Calaf S.A. He received a degree in Civil Engineering from the University of Chile.

Johan Doyer (53), is the General Manager of CCU Chile and has been with us since 2003. He has been working with Heineken since 1978, in different countries around the world, in marketing and sales positions, as well as General Management. Prior to joining us he was General Manager at a Heineken brewery in the Democratic Republic of Congo, and also in Burundi, Reunion Islands and Vietnam. He received a degree in Industrial Engineering from TH Eindhoven of the Netherlands and a Master’s degree in Business Administration from INSEAD in France.

Roelf Duursema (55), is our General Comptroller and has been with us since 2004. He has been working with Heineken since 1978, in different countries around the world, in marketing, sales, finance and information and technology positions, as well as General Management. Prior to joining us he was the Director for Corporate Information and Technology for the Heineken Group. He received a degree in Mechanical Engineering from the Technical University Delft in the Netherlands and a Master’s degree in Economics from the Erasmus University in Rotterdam.

Alvaro Fernández (39), is the General Manager of Compañía Pisquera de Chile and has been with us since 1998. Prior to his current position, he was General Manager of Pisconor and our Development Manager. He is also Director of Cervecería Austral S.A. and Compañía Cervecera Kunstmann S.A. Prior to joining us he was Commercial Manager of Santander Life Insurance Company and Vice President of Citicorp. He received a degree in Business Administration from the Catholic University of Chile.

Dirk Leisewitz (60), is our Corporate Operations Manager and has been with us since 1987. He is currently Chairman of the Board of Viña Santa Helena S.A., as well as Director of Cervecería Austral S.A., Compañía Cervecera Kunstmann S.A. and Clínica Alemana S.A., a major hospital in Chile. Additionally, he is member of the board of the Chilean-German Chamber of Commerce and Industry. Prior to his current position, he was our General Comptroller during 17 years. Prior to joining us, he was Division Manager of the Morgan Guaranty Group in Chile. He received a degree in Industrial Civil Engineering from the University of Chile, and a Masters in Administration and Management from the Catholic University of Louvain in Belgium.

Hugo Ovando (35), is our Development Manager and has been with us since 1997. Prior to his current position, he was Corporate Projects Manager and Investor Relations Manager. He received a degree in Business Administration from the Catholic University of Chile and a Master’s degree in Business Administration from Babson College.

Ricardo Reyes (51), is our Chief Financial Officer and he has been with us since 1996. Prior to his current position, he was the General Manager of VSP between May 2004 and July 2005, and our Chief Financial Officer for almost 8 years. Prior to joining us, he worked 18 years at Esso Chile Petrolera, an Exxon affiliate, holding the positions of Operations Manager, Financial and Planning Manager, and Information System Manager. He received a degree in Civil Engineering from the Catholic University of Chile.

Fernando Sanchis (45), is the General Manager of CCU Argentina and has been with us since 1995. Prior to joining us, he was Chief Financial Officer of Embochile, a former PepsiCo bottler and held the same position at Uruguay’s PepsiCo’s bottler. He received an accounting degree from the Buenos Aires University of Argentina.

Pablo Turner (46), is the General Manager of VSP and has been with us since 2005. Prior to joining us, he served for six months as Chief Executive Officer of Paris S.A., one of the main retail chains in Chile. Before that, he served as the Chief Executive Officer of Falabella S.A. for four years, the leader retail chain in Chile, where he had worked since 1983. He received a degree in Business Administration from the Catholic University of Chile and a Master’s degree in Business Administration from the University of Chicago.

Our senior managers are full time employees, therefore, they do not perform business activities outside us. The principal business activities of our directors are summarized in the following table:

Directors	Business Activities

Guillermo Luksic	Chairman of Quiñenco
Giorgio Maschietto	Director of Companies
Chris Barrow	Heineken’s Managing Director for Latin America
Jorge Carey	Senior Partner of Carey & Cía. (law firm)
Andrónico Luksic	Vice Chairman of Banco de Chile
Manuel José Noguera	Legal Counsel of Quiñenco
Carlos Olivos	Senior Partner of Guerrero, Olivos, Novoa & Errázuriz (law firm)
Philippe Pasquet	Director of Companies
Francisco Pérez	Quiñenco’s CEO

On January 13, 2003, the existing shareholders’ agreement was amended in order to allow the Schörghuber Group to sell its interest in IRSA to Heineken Americas B.V., a subsidiary of Heineken International B.V. On April 17, 2003, the Schörghuber Group gave Quiñenco formal notice of the sale of its interest in IRSA to Heineken International B.V. Currently, Heineken Chile Ltda., a Chilean limited corporation controlled by Heineken Americas B.V., owns 50% of IRSA’s shares. As of December 31, 2005, IRSA’s primary shareholders’ agreement gives Quiñenco the right to propose to our board of directors the candidates for Chief Executive Officer, and to Heineken Chile Ltda. our General Comptroller and CCU Chile’s General Manager. On the other hand, under the agreement, neither Quiñenco nor Heineken Chile Ltda. can separately, directly or indirectly, buy or sell our shares.

Compensation

For the year ended December 31, 2005, the aggregate amount of compensation paid by us to all our directors was Ch$1,967 million.

The board of directors’ compensation is determined by the shareholders at the annual general shareholders’ meeting and may take into consideration proposals made by the Board. The board’s compensation approved at our shareholders’ meeting held on April 20, 2006 consists of an attendance fee per meeting of UF 100 per board member and twice as much for the Chairman, along with profit-sharing amount equivalent to 5% of distributed dividends for all board members in the same proportion. In case distributed dividends exceed 50% of our liquid profits, the profit-sharing amount will be calculated over a maximum of 50% of our liquid profits. Additionally, board members who participate in the Directors Committee and Business Committee receive UF25 and UF17, respectively, for each meeting they attend. Furthermore, board members who sit on the Audit Committee receive UF25 monthly. In 2005, the total compensation paid by us and our subsidiaries to each of our directors for services rendered was as follows:

	Attendance	Dividend
Director	meetings fee (1)	participation	Total

	(thousands of Ch$)
Guillermo Luksic	Ch$101,906	Ch$164,038	Ch$265,944
Giorgio Maschietto	80,747	166,556	247,303
Jorge Carey	29,068	164,038	193,106
Andrónico Luksic	21,469	164,038	185,507
Manuel José Noguera	21,469	164,038	185,507
Carlos Olivos	24,148	164,038	188,186
Philippe Pasquet	77,239	167,816	245,055
Francisco Pérez	83,544	167,816	251,360
Alejandro Strauch (2)	49,112	164,038	213,150
___________________________
(1)	Include the remuneration for members of the Audit, Directors and Business Committees.
(2)	Mr. Alejandro Strauch resigned as Board member as of June 2006, being replaced by Mr. Chris Barrow.

For the year ended December 31, 2005, the aggregate amount of compensation paid to our senior managers, to the area managers of our operating subsidiaries and to the managers of the service units that report to our CEO, was Ch$5,108 million (Ch$5,249 million in 2004). We do not and are not required under Chilean law to disclose to our shareholders or otherwise make public information as to the compensation of our individual senior managers.

We do not maintain any stock option, pension or retirement programs for our directors or senior managers, with the only exception of VSP. VSP’s Extraordinary Shareholders meeting held on July 7, 2005 approved a capital increase to be partially used for stock option programs for the main executives of VSP and its subsidiaries.

Board Practices

We are managed by our board of directors which, in accordance with our bylaws (Estatutos), must consist of nine directors who are elected at the annual shareholders’ meeting. The entire board of directors is elected for three years and the last election of directors took place in April 2004. The board of directors may appoint replacements to fill any vacancies that occur during periods between annual shareholders’ meetings. If such a vacancy occurs, the entire board of directors must be renewed at the next following annual shareholders’ meeting. Our senior managers are appointed by the board of directors and hold office at the discretion of the board of directors. There are regularly scheduled meetings of the board of directors once a month; extraordinary meetings are specially summoned by the Chairman at the request of any of the board of directors’ members. The board of directors does not have an executive committee. Nevertheless, we have a Business Committee consisting of certain board members that meets regularly to review our business strategies, our main initiatives and other issues of special relevance that are later considered by the Board. Director service contracts do not contain any provision for benefits upon termination of employment.

Directors Committee. The Chilean Corporations Act was amended, effective December 20, 2000. The following is a summary of the main provisions of the amendment. Under the amendment, the boards of directors of corporations whose market capitalization reaches or exceeds 1.5 million Unidades de Fomento (as of May 31, 2006 approximately Ch$27,142 million) shall designate a comité de directores or “directors committee”. If the market capitalization falls below this threshold, the obligation to designate a directors committee disappears. However, corporations which do not reach the threshold may voluntarily assume the obligations concerning the directors committee, in which case they shall strictly follow the provisions of the amendment.

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

The directors committee shall be composed of three members, the majority of which shall be independent. Independent directors are those that would have been elected even if the votes cast in the director’s favor by the controlling shareholder and its related persons had not been counted. However, a majority of directors related to the controlling shareholder is permissible if there are an insufficient number of independent directors. Should there be more than three directors entitled to participate in the directors committee, the board of directors shall elect the members of the directors committee by unanimous vote. Should the board of directors fail to reach an agreement, the matter shall be decided by drawing. Our directors committee, as of June 15, 2006, is composed of Messrs. Jorge Carey, Philippe Pasquet and Francisco Pérez, of whom the first is an independent director and the second and third one were appointed with the controlling shareholder’s votes.

The members of the directors committee shall be remunerated. The amount of such remuneration shall be established annually by the shareholders, taking in consideration the duties that the directors’ committee members shall perform. The remuneration of our directors committee members is 25 Unidades de Fomento (as of May 31, 2006, approximately ThCh$452) per assistance to directors committee meeting.

The shareholders shall determine the budget of the directors committee and those of its advisors, and the directors committee shall be allowed to request the recruitment of professionals to fulfill its duties, within the limits imposed by the budget. The activities of the directors committee and its expenses, including its advisors’ expenses, shall be included in the annual report and conveyed to the shareholders. The budget of our directors committee and its advisors is 1,000 Unidades de Fomento (as of May 31, 2006, approximately ThCh$18,095).

Audit Committee. In the session Nº 1,937 held on June 1, 2005, our board of directors appointed board members Jorge Carey, Giorgio Maschietto, Carlos Olivos and Alejandro Strauch to the audit committee, in accordance with provisions of the Exchange Act and the Sarbanes-Oxley Act of 2002 applicable to us as a foreign private issuer with securities listed on a U.S. national exchange. On June 7, 2006, Mr. Alejandro Strauch resigned as board member; therefore the audit committee is currently composed of three members, all of them independent directors in accordance with and pursuant to the definition of “independent” contained within the abovementioned rules.

The duties of the audit committee are:

  To be responsible for the hiring, remuneration and supervision of the work of public accounting firms hired to prepare or issue audit reports or review or certify such reports. The external auditors shall report directly to the audit committee regarding such matters.
  Resolve disputes that arise between our administration and our auditors with regard to financial reports.
  Grant approval prior to the contracting of non-audit services provided by the external auditors.
  Establish a procedure for receiving and responding to complaints received by us with regard to accounting, accounting controls or other auditing matters whereby employees may anonymously and confidentially report their concerns related to these matters.
  Establish an annual budget for expenses and hiring of external consultants.

The audit committee meets regularly and also holds meetings with our managers, our comptroller, and our internal and external auditors in order to discuss a variety of topics related to its duties.

General summary of significant differences with regard to corporate government standards

The following paragraphs provide a brief, general summary of significant differences between corporate government practices followed by us pursuant to our home-country rules and those applicable to U.S. domestic issuers under New York Stock Exchange, or NYSE, listing standards.

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

Under Chilean law, the only board committee that is required is the directors committee (comité de directores), composed of three members, such committee having a direct responsibility to (a) review the company’s financial statements and the independent auditors’ report and issue an opinion on such financial statements and report prior to their submission for shareholders’ approval, (b) make recommendations to the board of directors with respect to the appointment of independent auditors and risk rating agencies, (c) review transactions in which directors have an interest and transactions between affiliated companies, and issue a report on such transactions, (d) review the principal executive officers’ compensation policies and plans and (e) perform other duties as defined by the company’s charter, by the general shareholders’ meeting or by the board. A director who is a member of the directors committee is deemed to be “independent” if, subtracting the votes of the controlling shareholder and its affiliates from the total number of votes given in favor of such director, he or she would have been nevertheless elected. Directors elected with the votes of the controlling shareholder and its affiliates may constitute the majority of the directors committee if there are not enough independent directors on the board.

Pursuant to NYSE Rule 303A.06, we must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005. Therefore, our board of directors, on the meeting held on June 1, 2005, appointed as members of our audit committee Messrs. Jorge Carey, Giorgio Maschietto, Carlos Olivos and Alejandro Strauch, all of them meet the independence criteria contained in the Exchange Act and the NYSE Rule. On June 7, 2006, Mr. Alejandro Strauch resigned as board member; therefore the audit committee is currently composed of three members.

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

Chilean law does not require that such corporate governance guidelines be adopted. Director responsibilities and access to management and independent advisors are directly provided for by applicable law. Director compensation is determined by the annual meeting of shareholders pursuant to applicable law. As a foreign issuer, we may follow Chilean practices and are not required to adopt and disclose corporate governance guidelines.

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

Employees

Chile

As of December 31, 2003, 2004 and 2005, we had a total of 3,349, 3,271 and 3,706 permanent employees in Chile, respectively. As of December 2005, 2,079 were represented by 37 labor unions. As of December 31, 2005, the average tenure of our full-time employees was approximately nine years.

The following table shows the breakdown of our employees by business segments:

Business	2003	2004	2005

Beer	952	924	833
Soft drinks and mineral water	857	873	895
Wine	549	470	538
Transportes CCU	597	487	487
Others (*)	394	517	953

Total	3,349	3,271	3,706

________________________________________
(*) Includes our corporate, pisco, plastic and Comercial CCU divisions

Unionized employees represent approximately 55% of our total permanent workforce. Our management believes it generally has a good relationship with the labor unions representing our employees.

During 2005, 2,034 employees renewed their collective contracts, all of them for a period of two years. The contract renewals are expected to increase the unionized workforce costs between 1.5% and 2.5% .

All employees who are terminated for reasons other than misconduct are entitled by law to receive a severance payment. In the years 2003, 2004 and 2005, we made severance payments in the amounts of Ch$1,341 million, Ch$1,632 million and Ch$1,657 million, respectively. Permanent employees are entitled to the basic payment, as required by law, of one month’s salary for each year, or six-month portion thereof, worked. This condition is subject to a limitation of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981. Severance payments to employees hired before August 14, 1981 are not subject to any limitation. Our employees who are subject to collective bargaining agreements have a contractual benefit to receive a payment in case of resignation, consisting of a payment of one monthly base salary for each full year worked, not subject to a limitation on the total amount payable but subject to a limitation on the total number of employees who can claim the severance benefit during any one year. In 2005, we laid off 236 employees.

We do not maintain any pension fund or retirement program for our employees. Workers in Chile are subject to a national pension fund law which establishes a system of independent pension plans, administered by Administradoras de Fondos de Pensiones (“AFPs”). We have no liability for the performance of the pension plans or any pension payments to be made to the employees.

In addition to our permanent work force, as of December 31, 2005, we had 580 temporary employees, who were hired for specific time periods to satisfy short-term needs.

Argentina

a) Beer Business
As of December 31, 2003, 2004 and 2005, we had a total of 458, 514 and 517 permanent employees respectively. As of December 31, 2005, 375 employees were represented by three labor unions. Two of the labor unions are members of one federation, Federación Argentina de Trabajadores Cerveceros y Afines (the Argentine Beer Workers Federation, or “FATCA”). As of December 31, 2005, the average tenure of our employees in Argentina was eight and a half years.

Collective bargaining in Argentina is done on an industry-wide basis, rather than, as in Chile, on a company-by-company basis. According to the provisions of an agreement signed in 1975, salary levels of unionized workers are reviewed periodically. At the end of December 1998, an agreement was signed regulating working conditions and worker salaries for the period between January 1, 1999 and June 30, 2001. In December 2004, a new agreement was executed regulating working conditions and worker remuneration, in similar terms than the 1998 agreement.

In Argentina, as in Chile, all employees who are terminated for reasons other than misconduct are entitled by law to receive a severance payment. We made severance payments in connection with our Argentine beer operations in the amounts of Ch$50 million, Ch$104 million and Ch$57 million, in 2003, 2004 and 2005 respectively. According to the Argentine Labor Law, employees who joined us before October 1998 are entitled to the basic payment as required by law of one month’s salary for each year or fraction thereof worked. This monthly amount cannot exceed three times the average monthly salary established under the applicable collective bargaining agreement and cannot be less than the equivalent of two monthly salaries of the employee. In December 2005, a new temporary rule came into force: all severance payments are to be increased by 50%.

In addition to our permanent work force, as of December 31, 2005, we had 187 temporary employees, who were hired for specific time periods to satisfy short-term needs.

b) Wine Business
As of December 31, 2005 Finca La Celia, the Argentine subsidiary of Viña San Pedro had a total of 94 permanent employees. As of December 31, 2005, 44 were represented by one labor union. As of December 31, 2005, the average tenure of our employees in FLC was three years and six months. In addition to our permanent work force in FLC, we had 85 temporary employees, who were hired for specific time periods to satisfy short-term needs.

Share Ownership

Except as disclosed in “Item 7: Major Shareholders and Related Party Transactions – Major Shareholders”, as of December 31, 2005, our senior management and our board members in the aggregate owned less than one percent of the our shares.

We do not maintain stock option or other programs involving our employees in the capital of the Company, with the only exception of VSP. VSP’s Extraordinary Shareholders meeting held on July 7, 2005 approved a capital increase to be partially used for stock option programs.

ITEM 7: Major Shareholders and Related Party Transactions

Major Shareholders

Our only outstanding voting securities are our shares of our common stock. The following table sets forth information concerning the ownership of our common stock as of May 31, 2006, for each shareholder known to us to own more than 5% of the outstanding shares of our common stock and for all of our directors and executive officers as a group:

Shareholder	Number of shares owned	% Ownership

Inversiones y Rentas S.A.	210,568,432	66.11%
Our directors and executive
officers as a group (1)	29,560	0.01%
___________________________
(1)
Does not include the 210,568,432 shares of our common stock owned, directly and indirectly, by Inversiones y Rentas, which is 50% beneficially owned by the Luksic family, as discussed below. Guillermo Luksic and Andrónico Luksic, our directors, are members of the Luksic family.

In addition, as of May 31, 2006, JPMorgan Chase Bank, the Depositary for our ADR facility, was the record owner of 25,759,835 shares of our common stock (8.09% of the outstanding common stock) deposited in our ADR facility.

As of May 31, 2006, we had 5,264 shareholders of record, of which 17 are not Chilean, excluding ADR holders. To the best of our knowledge, of those 17 non-Chilean shareholders 15 are U.S. corporations with a total of 1,181,262 shares of common stock. All shareholders have equal voting rights.

IRSA is a Chilean privately held corporation formed for the sole purpose of owning a controlling interest in us. IRSA is owned 50% by Quiñenco S.A., which is a holding company of the Luksic Group, and 50% by

Heineken Chile Ltda., a subsidiary of Heineken International. IRSA directly owns 196,421,725 shares of our common stock and indirectly, through Inversiones IRSA Ltda., 14,146,707 additional shares of our common stock. Inversiones IRSA Ltda. is a wholly-owned subsidiary of IRSA.

On November 12, 2004, Anheuser-Busch International Holdings, Inc. Chile II Ltd., sold all of its interest, amounting to 20% of our common stock, in a public auction on the Santiago Stock Exchange. The 63,695,333 shares were sold at a price of Ch$2,821 per share, which represented Ch$179,685 million.

Related Party Transactions

Articles 44 and 89 of the Chilean Corporations Act, Law N° 18.046, require that transactions with related parties be on terms similar to those of an arm’s length transaction. Directors and executive officers of companies that violate Articles 44 and 89 are liable for losses or damages caused to the companies, shareholders or third parties resulting from such violations. In addition, Articles 44 and 50 of the Chilean Corporations Act provide that any related party transaction, including any transaction in which a director has a personal interest or is acting on behalf of a third party, may be executed only when such transaction is examined by the directors committee and previously approved by the board of directors, and the terms of such transaction are similar to those of an arm’s length transaction. If the conflicting interest transaction involves a “material amount,” the board of directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm’s length transaction. A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than UF2,000 (as of May 31, 2006, approximately ThCh$36,189) and exceeds 1% of the assets of the corporation, or if the amount exceeds UF20,000 (as of May 31, 2006, approximately ThCh$361,891) regardless of the size of the corporation.

When a transaction involves a material amount and if the board of directors believes that it is not possible to ascertain whether the conflicting interest transaction is similar to an arm’s length transaction, it may approve or reject the conflicting interest transaction, or appoint two independent advisors to make such a determination. In each case, interested directors are excluded from the decision of the board related to the conflicting interest transaction. If the board appoints independent advisors, the report prepared by the advisors will be made available to the shareholders and the board of directors for 20 business days from the date the last report was received from the independent advisors. The shareholders will be notified in writing of the receipt of the report. After this period the board may approve or reject the conflicting interest transaction, but the board is not required to follow the independent advisors’ conclusion. The board may treat the conflicting interest transaction and the report as confidential information. In each circumstance, the interested director would be excluded from the decision-making process at the board level.

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

Subject to the above license agreements, on September 23, 2004, through our Argentine subsidiary Compañía Industrial Cervecera S.A., and Heineken Brouwerijen B.V., we signed a brewing agreement which provides us with the right to produce and package Heineken lager at our Santa Fe brewery, and for its sale and distribution in Uruguay, Bolivia and Paraguay by Heineken’s appointed Distributor. This agreement commenced on September 1, 2004 and has been renewed for one year since December 31, 2005.

Additionally, a Technical Assistance Agreement was executed with Heineken Technical Services B.V. on May 4, 2005, whereby the latter was appointed, on a non-exclusive basis, as our technical adviser in respect of operational aspects of our breweries, including also special services regarding project engineering for extensions of the breweries’ capacity and construction of new plants, assistance in development of new products, production methods and distribution systems as well as advise on purchasing systems, among others. This agreement has an initial term of one year as from May 4, 2005, renewable for subsequent periods of one year each, unless either party gives not less than three months’ prior written notice to the other of its intention to terminate this Agreement. This agreement has been renewed automatically.

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

Our principal transactions with related parties for the twelve-month period ended Decemb

Company	Relationship	Transaction	Amounts

			(thousand of Ch$)
Alusa S.A.	Affiliate	Purchase of products	879,570
Anheuser Busch international Inc.	Affiliate	Purchase of products	2,657,147
		Sale of products	1,237,070
Anheuser Busch Lat. Am. Develop. Corp.	Affiliate	Technical assistance (expense)	868,354
Banco de Chile	Affiliate	Purchase of time deposits	69,023,013
		Interest on time deposits	144,517
		Interest paid	245,262
		Collection services	8,405
		Forward contract	6,483,125
		Loans obtained	5,637,500
		Sale of products	9,221

er 31, 2005, are detailed below:

Banchile Corredores de Bolsa	Affiliate	Purchase of investments	20,346,090
		Interest on investments	17,193
Calaf S.A.	Equity investee	Payments on behalf of related co.	76,459
		Services rendered (income)	162,865
		Purchase of products	7,283,828
		Capital paid in	3,238,877
		Marketing contribution	563,964
		Received interests	10,687
Cervecería Austral S.A.	Equity Investee	Services received (income)	91,809
		Sale of raw materials	15,690
		Royalties received	106,651
		Royalties paid	410,872
		Payments	9,623
		Advertising	78,598
Comercial Patagona Ltda.	Affiliate	Purchase of products	7,948
		Transport	45,128
		Services rendered (income)	7,115
		Sale of products	501,056
		Services rendered	3,870
Compañía Cervecera Kunstmann S.A.	Equity Investee	Services rendered	49,456
		Sale of products	503
		Technical assistance recovery	37,127
		Payments	66,722
Cotelsa S.A.	Affiliate	Purchase of products	86,604
Editorial Trineo S.A.	Affiliate	Purchase of products	104,309
Empresa Nacional de Telecomunicaciones	Affiliate	Services received (expense)	223,164
Entel PCS Telecomunicaciones S.A.	Affiliate	Services received (expense)	442,369
Hoteles Carrera S.A.	Affiliate	Services received (expense)	3,270
		Sale of products	333
Heineken Brouwerijen B.V.	Indirect	Services received (expense)	32,045
		Royalty	183,301
		Sale of products	154,700
		Licenses and technical assistance	454,425
		Others	25,617
Inmobiliaria Norte Verde S.A.	Affiliate	Services received (expense)	81,222
Telefónica del Sur S.A.	Affiliate	Services received (expense)	8,788
Telef. del Sur Servicios Intermedios S.A.	Affiliate	Services received (expense)	13,552
Viña Dassault San Pedro S.A.	Equity Investee	Sale of products and services	26,283
		Services rendered	48,623
		Capital paid in	654,235
		Remittance received	60,000
		Remittance paid	243,121
		Payments on behalf of Dassault	31,690
Viña Tabalí S.A.	Equity Investee	Payments on behalf of Tabalí	11,017
		Purchase of products	285,958
		Sale of products	440,052
		Remittance paid	234,741
		Services rendered (income)	67,989
Control Ltda.	Affiliate	Payments on behalf of Control	140,310

See Note 16 to our consolidated financial statements for information about the years 2003 and 2004.

Interests of Experts and Counsel

Not applicable

ITEM 8: Financial Information

Consolidated Statements and Other Financial Information

See “Item 18: Financial Statements and Exhibits” for the Company's Financial Statements and notes, audited by PricewaterhouseCoopers.

Wine Exports

We, through our subsidiary VSP, export wine to 71 countries. VSP is the second largest wine exporter in Chile. See “Item 4: Information on the Company – Business Overview – Our Wine Business”.

The following table presents our wine exports by volume, in Chilean pesos and as percentage of total sales for the last three years:

	2003	2004	2005

Exports (thousands of liters)	67,684	54,267	51,370
% of total sales	6.1%	4.7%	4.1%

Exports (Ch$ million)	60,833	55,644	49,861
% of total sales	14.9%	12.8%	10.1%

Legal Proceedings

As of May 31, 2006, the Company has no material legal proceedings.

Dividend Policy and Dividends

Our dividend policy is reviewed and established from time to time by our board of directors and reported to our annual shareholders’ meeting, which is generally held in April of each year. Each year our board of directors must submit its proposal for a final dividend for the preceding year for shareholder approval at the annual shareholders’ meeting. As required by the Chilean Corporations Act, unless otherwise decided by unanimous vote of the issued shares of our common stock, we must distribute a cash dividend in an amount equal to at least 30% of our net income for that year, after deducting any accumulated losses from previous years, or losses of subsidiaries in their development stage. Our board of directors has the authority to pay interim dividends during any one fiscal year, to be charged to the earnings for that year.

Our board of directors announced at our annual shareholders’ meeting held on April 20, 2006, its decision to change the dividend policy for future periods, authorizing the distribution of cash dividends in an amount at least equal to 50% of our liquid profits under Chilean GAAP for the previous year. Our dividend policy is subject to change in the future due to changes in Chilean law, capital requirements, economic results and/or other factors. During our last annual shareholders’ meeting, a dividend of Ch$67.37364 per share of common stock was approved, in addition to the interim dividend of Ch$30.00 per share of common stock distributed in January 6, 2006. Together, these dividend payments amounted to Ch$31,014 million, representing 65.0% of 2005 net income available to be distributed as dividend, after the deduction of the loss of subsidiaries in development period.

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

The following table sets forth the amounts of interim and final dividends and the aggregate of such dividends per share of common stock and per ADS in respect of each of the years indicated:

Year ended	Ch$ Per share (1)			US$ Per ADS (2)

December 31,	Interim	Final (3)	Total	Interim	Final (3)	Total

2001	33.00	33.00	66.00	0.24	0.25	0.49
2002	22.00	42.60	64.60	0.15	0.31	0.46
2003	33.00	51.59	84.59	0.29	0.41	0.70
2004	27.00	62.80	89.80	0.24	0.54	0.78
2005	30.00	67.37	97.37	0.29	0.65	0.94
_____________
(1)	Interim and final dividend amounts are expressed in historical pesos.
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

__________
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

Significant Changes

No significant changes have occurred since the date of our last annual financial statements.

ITEM 9: The Offer and Listing

Offer and Listing Details

For the periods indicated, the table below sets forth the reported high and low closing sales prices for the Common Stock on the Santiago Stock Exchange as well as the high and low sales prices of the ADSs as reported by the NYSE:

	Santiago Stock Exchange		NASDAQ/NYSE (since 3/26/99)

	(per share of common stock)(*)		(per ADS)

	High	Low	High	Low

	(Ch$)	(Ch$)	(US$)	(US$)
Years
2001	3,085	2,250	26.15	15.81
2002	2,399	1,800	17.70	12.10
2003	2,780	2,125	22.69	14.50
2004	3,075	2,350	25.79	17.90
2005	3,200	2,510	28.50	22.91
2006 (through May 31)	2,800	2,435	27.40	22.66
2004
1st quarter	3,075	2,510	25.79	21.24
2nd quarter	2,930	2,350	24.05	17.90
3rd quarter	3,020	2,649	24.20	20.37
4th quarter	3,040	2,720	25.80	22.31
2005
1st quarter	3,000	2,700	25.30	23.30
2nd quarter	2,905	2,700	24.98	22.91
3rd quarter	3,200	2,740	28.50	23.33
4th quarter	2,810	2,510	26.55	23.58
2006
1st quarter	2,800	2,501	27.40	24.10
Last six months
December 2005	2,700	2,510	26.44	24.39
January 2006	2,800	2,501	26.90	24.50
February	2,790	2,600	27.40	24.84
March	2,788	2,610	27.08	24.10
April	2,645	2,500	25.80	24.00
May	2,635	2,435	25.80	22.66
__________
(*) Pesos per share of Common Stock reflect nominal price at trade date.

Significant trading suspensions of the Company's stock have not occurred in the last three years.

Plan of distribution

Not applicable

Markets

Our common stock is currently traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaíso Stock Exchange under the symbol “Cervezas”. The Santiago Stock Exchange accounted for approximately 90% of the trading volume of our common stock in Chile in 2004 and 80% of such volume in 2005. The remaining 10% in 2004 and 20% in 2005 was traded mainly on the Chile Electronic Stock Exchange. Shares of our common stock were traded in the United States on the NASDAQ stock exchange between September 24, 1992 and March 25, 1999 and on the NYSE since March 26, 1999, in the form of ADSs, under the symbol “CU”, each representing five shares of our common stock, with ADSs in turn evidenced by ADRs. The ADSs are issued under the terms of a deposit agreement as amended dated September 1, 1992, among us, JPMorgan Chase Bank as depositary, and the holders from time to time of the ADSs.

The trading volume of our ADSs in the NYSE in the last three years is as follows:

Year	Quarter	Traded Volume

		(Thousand of shares)

2003	1st quarter	5,599
	2nd quarter	1,659
	3rd quarter	2,233
	4th quarter	1,512

	Total	11,002

2004	1st quarter	1,112
	2nd quarter	688
	3rd quarter	718
	4th quarter	3,033

	Total	5,551

2005	1st quarter	1,152
	2nd quarter	2,435
	3rd quarter	3,455
	4th quarter	3,449

	Total	10,490

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

If a suit for damages arises from such a transaction, the defendant (i.e., one or more directors, the controller, a related party, or all of them) bears the burden of proof that the transaction was made under marketplace conditions or that its terms proved benefit to the corporation, unless the conflicting interest transaction was previously approved by the shareholders in a special meeting.

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

Rights, preferences and restrictions regarding shares At least 30% of our net profits for each fiscal year is required to be distributed as dividend in cash to our shareholders, unless our shareholders unanimously decide otherwise. Any remaining profits may be used to establish a reserve fund (that may be capitalized at any time, amending the corporate bylaws by the vote of a majority of the voting stock issued), or to pay future dividends.

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
  election or revocation of regular and alternate board members, liquidators and management supervisors; and
  determination of the remuneration of the board members, directors committee remuneration and budget, designation of the newspaper were notices for meetings shall be published and, in general, any other matter to be dealt with by the annual meeting being of corporate interest and not specifically reserved to extraordinary shareholders' meetings.

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

Access to the Formal Exchange Market under any of the circumstances described above was not automatic. Pursuant to Chapter XXVI, such access required approval of the Central Bank of Chile based on a request therefore presented through a banking institution established in Chile within five business days from the occurrence of any of the events described in letters (a), (b), (c) and (d) above. Pursuant to our Foreign Investment Contract, if the Central Bank of Chile had not acted on such request within seven banking days, the request would be deemed approved.

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

We face primary market risk exposures in three categories: interest rate fluctuations, exchange rate fluctuations and commodity price fluctuations. We periodically review our exposure to the three main sources of risk described above and determine at our senior management level how to minimize the impact on our operations of commodity price, foreign exchange and interest rate changes. As part of this review process, we periodically evaluate opportunities to enter into hedging mechanisms to mitigate such risks.

The market risk sensitive instruments referred to below are entered into only for purposes of hedging our risks and are not used for trading purposes.

Qualitative Information About Market Risk

Interest Rate Sensitivity
As a result of borrowings and operations, we are exposed to fluctuations in interest rates. We manage this interest rate fluctuation primarily through regular financing and derivative instruments. We have short-term and long-term debt with both fixed and variable interest rates. Our senior management, including our Chief Financial Officer, establishes policies for new loans, time deposits, marketable securities and derivative contracts in order to manage such risks. The major interest rate risk we face is a result of variable rate debt. We have debt indexed to both the LIBOR and the Tasa Activa Bancaria, or TAB rate, an average of the basic rates of the different financial institutions, determined daily by the Asociación de Bancos e Instituciones Financieras de Chile A.G., or the Chilean Banks and Financial Institutions Association. As of December 31, 2005, we had Ch$68,675 million of LIBOR-based interest-bearing debt outstanding, all of which was hedged through cross currency interest rate swap agreements to fixed rates in UF. See “Quantitative Information About Mark Risk – Interest Risk Sensitivity” below. Our debt based on the TAB rate represented only 1.2% of our total interest-bearing debt as of December 31, 2005. This TAB rate-based long-term debt, incurred by our subsidiary VSP, amounted to Ch$1,809 million.

Commodity Price Sensitivity
The major commodity price sensitivity faced by us is the variation of malt, sugar and grape prices. In Chile, we obtain our supply of malt from local producers and in the international market. We often are required to enter into commitments to purchase such commodities. The purchases and commitments expose us to risk regarding the fluctuation of commodity prices. Our risk management policy is to manage this risk through fixed price purchase contracts and occasionally entering into spot transactions which lock in prices for the commodity. During 2005, we imported 26,600 tons of malt. In Argentina during 2005, we purchased all of our malt from local and Chilean suppliers. See “Item 4: Information on the Company – Business Overview – Our Beer Business – Our Beer Business in Chile – Raw Materials” and “Item 4: Information on the Company – Business Overview – Our Beer Business – Our Beer Business in Argentina – Raw Materials”. We do not hedge these transactions. Rather, we negotiate yearly contracts with malt suppliers.

The principal commodity used in the production of soft drinks is sugar. We generally purchase our sugar requirements from Empresas Iansa S.A., the sole producer of sugar in Chile, and from exports. See “Item 4: Information on the Company – Business Overview – Our Soft Drinks and Mineral Water Business – Our Soft Drinks and Mineral Water Business in Chile – Raw Materials”. We do not hedge these transactions. Rather, we negotiated yearly price conditions with Empresas Iansa S.A. until December 2005, and quarterly price conditions during 2006, due to the current higher sugar price volatility.

The principal raw materials used in the production of wine are harvested grapes and purchased wine. VSP obtains approximately 49% of the grapes used for export wines from its own vineyards, thereby reducing grape price volatility. The majority of the wine sold in the domestic market is purchased from third parties. During 2005, we purchased the majority of our grape and wine needs based on yearly contracts at fixed prices from third parties. Spot transactions for wine are executed from time to time depending on additional wine needs. During the years 2003, 2004 and 2005, our wine subsidiary, VSP, bought grapes and wine in Chile in the amount of Ch$20,605 million, Ch$19,013 million and Ch$23,553 million, respectively. See “Item 4: Information on the Company – Business Overview – Our Wine Business – Raw Materials”.

Exchange Rate Sensitivity
The major exchange rate risk faced by us is the variation of the Chilean peso against the U.S. dollar. As of December 31, 2005, our foreign currency denominated liabilities amounted to Ch$95,114 million, most of which was U.S. dollar denominated. Foreign currency denominated interest-bearing debt (Ch$74,621 million) represented 87.8% of our total interest-bearing debt, most of which was U.S. dollar denominated. The remaining 12.2% was indexed to Chilean inflation. The Ch$74,621 million foreign currency denominated debt includes the US$134 million loans that are hedged through cross currency interest rate swap agreements, changing these debts into fixed interest Chilean peso debts. To reduce the impact of any fluctuation of the peso against the U.S. dollar, as of December 31, 2005, we held Ch$520 million in dollar-indexed instruments. In addition, we held other assets denominated in U.S. dollars equal to Ch$15,990 million, most of which were accounts receivable. Including the assets denominated in U.S. dollars, the net asset exposure to variations in foreign exchange rates was Ch$126 million.

According to Chilean generally accepted accounting principles, we applied TB 64 to translate and value investments in foreign subsidiaries (see Note 1 of our consolidated financial statements) as of December 31, 2005. Under TB 64, our foreign investments in CICSA and FLC are not subject to price-level restatements based on inflation in those countries. Instead, the U.S. dollar is considered the functional currency for CICSA and FLC. As a result, the effect of a devaluation of the peso against the U.S. dollar on our financial statements is determined, in part, by the impact of such devaluation on the value of our investments in CICSA and FLC, as well as on foreign currency denominated obligations that qualify as a hedge against those investments. These effects are recorded in the account “Cumulative translation adjustment” in shareholders’ equity. As of December 31, 2005, our investment in CICSA and FLC amounted to Ch$67,418 million, and foreign currency denominated obligations that were designed to hedge against these investments were pre-paid on November 9, 2004. Therefore, such amounts should not be included in determining the net exposure in Chile to foreign exchange that would have an impact on net income. As a result, the net accounting exposure with effect on the results of operations was a net asset of Ch$113 million.

CCU Argentina, as of December 31, 2005, had a net liability exposure of Ch$769 million due to financial debt denominated in U.S. dollars. At the same date, FLC had a net liability exposure of Ch$11,781 million due to short term assets. Additionally, according to TB 64 the Argentine peso net monetary liability position, as of December 31, 2005, amounted to Argentine Th$5,840 for CCU Argentina and a net liability position of Argentine Th$2,425 for FLC.

Quantitative Information About Market Risk

Interest Rate Sensitivity
Most of our debt is at a variable interest rate. However, we have entered into cross currency interest rate swaps related to our US$134 million loans to mitigate this risk. The major interest rate risk which we face is a rise in the TAB rate. As of December 31, 2005, our interest-bearing debt amounted to Ch$146,690 million (see Notes 9, 10 and 11 to the consolidated financial statements), 54.2% of which was variable-rate debt and 45.8% was fixed-rate debt. Our floating-rate debt which amounted to Ch$1,809 million, excluding the U.S. dollar loans, was Chilean peso denominated and tied to the TAB rate.

The following table summarizes debt obligations with interest rates by maturity date, the related weighted-average interest rates and fair values:

Interest-Bearing Debt as of December 31, 2005

(millions of Ch$, except percentages)

Expected Maturity Date
	2006	2007	2008	2009	2010 Fair	Thereafter	TOTAL	Value

Fixed rate
Ch$ (UF) (1) (2)	Ch$4,007	3,280	3,146	3,146	11,576	44,981	70,136	67,538
Interest rate	3.9%	3.9%	3.9%	3.9%	3.7%	3.9%	3.9%
US$	4,742	-	-	-	-	-	4,742	4,734
Average int. rate	3.6%	-	-	-	-	-	3.6%
Argentine pesos	774	-	-	-	-	-	774	811
Interest rate	10.0%	-	-	-	-	-	10.0%
Variable rate
Ch$ (UF) (1)	1,029	905	-	-	-	-	1,934	1,736
Average int. rate	2.5%	2.8%	-	-	-	-	2.7%
US$ (3)	429	17,425	-	51,250	-	-	69,104	69,416
Average int. rate	4.7%	Libor +0.3	- Libor +0.325		-	-	-
Derivative contract
Cross currency swaps:								(12,784)
Receive US$ at Libor + 0.3/0.325				51,250			51,250
Pay Ch$ (UF) at 3.44%				63,381			63,381
Receive US$ at Libor + 0.3		8,713					8,713
Pay Ch$ (UF) at 2.25%		10,151					10,151
Receive US$ at Libor + 0.3		8,713					8,713
Pay Ch$ (UF) at 2.25%		10,151					10,151
___________________
(1)	A UF (Unidad de Fomento) is a daily indexed, peso-denominated monetary unit. The UF is set daily in advance based on the previous month's inflation rate.
(2)	Bonds issued in the Chilean market.
(3)	Includes the US$134 million loans that are hedged through cross currency interest rate swap agreements.

Commodity Price Sensitivity
The major commodity price sensitivity faced by us is the variation of malt prices.

The following table summarizes information about our malt and bulk wine inventories and futures contracts that are sensitive to changes in commodity prices, mainly malt prices. For inventories, the table presents the carrying amount and fair value of the inventories and contracts as of December 31, 2005. For these contracts the table presents the notional amount in tons, the weighted average contract price, and the total dollar contract amount by expected maturity date.

Commodity Price Sensitivity as of December 31, 2005

	Carrying Amount						Fair Value
On Balance Sheet Position
Malt inventory (millions of Ch$)	Ch$2,804						2,814
Bulk wine inventory (raw material)	16,272						15,052
	Expected Maturity						Fair Value
	2006	2007	2008	2009	2010	Thereafter
Purchase Contracts
Malt:
Fixed Purchase Volume (tons)	58,000	25,000	25,000	-	-	-
Weighted Average Price (US$ per ton) (*)	317	308	308	-	-	-
Contract Amount (thousands of US$)	US$18,380	7,690	7,690	-	-	-	34,560
Grapes:
Fixed Purchase Volume (tons)	15,125	10,542	6,109	4,846	1,902	3,750
Weighted Average Price (Ch$ per kg.) (*)	208	171	194	186	192	154
Contract Amount (millions of Ch$)	Ch$3,149	1,808	1,183	903	365	577	7,984
Wine:
Fixed Purchase Volume (million liters)	20.3	22.3	22.3	22.3	-	-
Weighted Average Price (Ch$ per liter) (*)	196	117	117	117	-	-
Contract Amount (millions of Ch$)	Ch$3,974	2,608	2,608	2,608	-	-	11,798
___________________________
(*)	Weighted average price estimation is calculated based on expected market prices. Prices to be paid by us are adjusted based on current market conditions.

As of December 31, 2004 we had malt purchase contracts for US$34.68 million, similar to the amount as of December 31, 2005.

Exchange Rate Sensitivity
The major exchange rate risk faced by us is the variation of the Chilean peso against the U.S. dollar.

On November 9, 2004, the Cayman Islands Branch of Compañía Cervecerías Unidas S.A. entered into a US$100 million, five-year unsecured, syndicated loan agreement. This credit agreement has a variable interest rate of LIBOR + 0.30% in U.S. dollars until the third year anniversary, and LIBOR + 0.325% in U.S. dollars for the final two years. The entire principal will be paid at maturity. Interest payments are made on a quarterly basis. The credit agreement was syndicated by 10 banks. To avoid the exchange and interest risks of this loan, we entered into a cross currency interest rate swap agreement for the total amount of the loan. As a consequence, we replaced the risk of LIBOR fluctuations for this credit agreement with a fixed rate of 3.44% in UF (Unidad de Fomento), a daily indexed peso-denominated monetary unit that is set daily in advance based on the prior month’s inflation rate.

On May 24, 2005, the Cayman Islands Branch of Compañía Cervecerías Unidas S.A. entered into two US$17 million, two-year unsecured, loan agreements. These credit agreements have a variable interest rate of LIBOR + 0.30% in U.S. dollars. The amortization of the loans will be done in one payment at the maturity date. Interest payments are made on a quarterly basis. To avoid the exchange and interest risks of these credits, we entered into two cross currency interest rate swap agreements for the total amount of the loans. As a consequence, we replaced the risk of LIBOR fluctuations for this credit agreement with a fixed rate of 2.25% in UF.

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

The following table summarizes our debt obligations, cash and cash equivalents, accounts receivable and derivative contracts in foreign currencies as of December 31, 2005, in million Chilean pesos, according to their maturity date, weighted-average interest rates and fair values:

Exchange Rate Sensitivity as of December 31, 2005
(millions of Ch$, except percentages and exchange rate)

	Expected Maturity Date
		2006	2007	2008	2009	2010	Thereafter	TOTAL	Fair Value

Debt Obligations
Variable rate (US$)

Short and medium term (1)		Ch$429	17,425	-	51,250	-	-	69,104	69,416
Average int. rate		4.7%	Libor + 0.3	-	Libor + 0.325	-	-	-
Fixed rate (Argentine $)
Short term		774	-	-	-	-	-	774	811
Interest rate		10.0%	-	-	-	-	-	10.0%

Cash and Cash
Equivalents
Argentine Pesos		609							609
US$		550							550
Others		43							43

TOTAL		1,202							1,202

Accounts Receivables
US$		11,328							11,328
Argentine Pesos		3,004							3,004
Others		514							514

TOTAL		14,846							14,846

	Expected Maturity Date
	Notional amount	2006	2007	2008	2009	2010	Thereafter	TOTAL	Fair Value

Derivative Contracts (in
thousand of US$)

Receive Ch$/pay US$	US$27,610	US$27,610						US$27,610	-
Receive US$/pay Ch$	US$18,588	US$18,588						US$18,588	-
Receive US$/pay Ch$			US$34,000		US$100,000			US$134,000	US$ (24,944)

(1)	This debt considers US$ loans that are hedged through cross currency interest rate swap agreements which convert the entire US$ debt to Ch$ debt (UF4,655,586).

In accordance with Chilean generally accepted accounting principles, we apply TB 64 issued by the Chilean Institute of Accountants to translate and value investments in foreign subsidiaries (see Note 1 to our consolidated financial statements). Under TB 64, our foreign investments in CICSA and FLC are not subject to price-level restatements based on inflation in those countries. Instead, the U.S. dollar is considered to be the functional currency. As a result, the effect of a devaluation of the peso against the U.S. dollar on our financial statements is determined, in part, by the impact of such devaluation on the value of our investments in CICSA and FLC, as well as on foreign currency denominated obligations that qualify as a hedge against those investments. These effects are recorded in the account “Cumulative translation adjustment” in shareholder’s equity. As of December 31, 2005, our investment in CICSA and FLC amounted to Ch$67,418 million, foreign currency denominated obligations that were designated as a hedge against these investments were pre-paid on November 9, 2004, and the negative cumulative translation adjustment account amounted to Ch$16,651 million.

ITEM 12: Description of Securities Other than Equity Securities

     Not applicable

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

ITEM 15: Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, have evaluated the effectiveness of our “disclosure controls and procedures” (as defined in Exchange Act rules 13a-14(c) and 15d-14(c)) as of December 31, 2005. These controls and procedures were designed to ensure that material information relating to us and our subsidiaries are communicated to our CEO and the CFO. Based on such evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC reports. There have been no significant changes in our internal controls and procedures or in other factors that could significantly affect these controls and procedures subsequent to the date of this evaluation.

ITEM 16A: Audit Committee Financial Expert

At the board meeting held on June 1, 2005, our board of directors appointed as members of our audit committee Messrs. Jorge Carey, Giorgio Maschietto, Carlos Olivos and Alejandro Strauch, each of which is independent as defined by the Sarbanes-Oxley Act of 2002. On June 7, 2006, Mr. Alejandro Strauch resigned as board member; therefore the audit committee is currently composed of three members. Our directors analyzed the requirements that Section 407 of the Sarbanes Oxley Act sets forth regarding the qualifications of an "Audit Committee Financial Expert" and, after due consideration, determined that none of the members of the audit committee meets the requirements of an "Audit Committee Financial Expert". However, we are not required to have an "Audit Committee Financial Expert" or similar expert under relevant U.S. or Chilean law. In addition, our board of directors has determined that, while no single member met all of the requirements to be an "Audit Committee Financial Expert", the members of the audit committee collectively possess all of the elements of an "Audit Committee Financial Expert".

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

ITEM 16C: Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2004 and 2005:

	2004	2005

	(million of Ch$ as of December 2005)
Audit Fees	204	236
Audit-Related Fees	68	56
Tax Fees	31	28
All Other Fees	-	-

Total Fees	304	319

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

Audit Committee Pre-Approval Policies and Procedures
Since July 2005, our audit committee pre-approves all audit and non-audit services provided by our independent auditor pursuant to Sarbanes-Oxley Act of 2002 and pre-approves all audit services provided by any other public accounting firm.

ITEM 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

ITEM 17: Financial Statements

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18: Financial Statements

See Annex for the Financial Statements

ITEM 19: Exhibits

Index to Exhibits

1.1	Company by-laws (incorporated by reference to Exhibit 1.1 of Compañía Cervecerías Unidas S.A. Annual Report on Form 20-F for the year ended December 31, 2001, filed on June 28, 2002).

8.1	Compañía Cervecerías Unidas S.A. significant subsidiaries (incorporated by reference to Exhibit 8.1 of Compañía Cervecerías Unidas S.A. Annual Report on Form 20-F for the year ended December 31, 2003, filed on June 24, 2004).

12.1	Certification of Chief Executive Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

COMPAÑIA CERVECERIAS UNIDAS S.A.
AND SUBSIDIARIES

December 31, 2005

Consolidated Financial Statements

CONTENTS

Report of Independent Registered Public Accounting Firm
Audited Financial Statements:
   Consolidated Balance Sheets at December 31, 2005 and 2004
   Consolidated Statements of Income for the years ended December 31, 2005, 2004 and 2003
   Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003
   Notes to the consolidated financial statements

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
A$	-	Argentine pesos
	€-	Euros
UF	-	A UF is a daily indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month’s inflation rate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Santiago, June 22, 2006 To the Board of Directors and Shareholders Compañía Cervecerías Unidas S.A.

1	We have audited the accompanying consolidated balance sheets of Compañía Cervecerías Unidas S.A. and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2005, expressed in constant Chilean pesos. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2	We conducted our audits of these statements in accordance with generally accepted auditing standards in both Chile and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Compañía Cervecerías Unidas S.A. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Chile.

4	As described in Note 1, the accompanying consolidated financial statements have been restated to reflect the effects of changes in the purchasing power of the Chilean peso on the Company’s financial position and results of operations. Furthermore, the financial statements as of December 31, 2003 and 2004 and for the years then ended have been restated in terms of constant Chilean pesos of December 31, 2005 purchasing power.

Santiago, June 22, 2006 Compañía Cervecerías Unidas S.A.

5	Accounting principles generally accepted in Chile vary in certain important respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

Santiago, Chile
June 22, 2006

COMPAÑIA CERVECERIAS UNIDAS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

     Adjusted for general price-level changes and expressed
in thousands of constant Chilean pesos of December 31, 2005

	As of December 31,
ASSETS	2005	2004

	ThCh$	ThCh$
CURRENT ASSETS
Cash	9,852,872	12,255,6484
Time deposits and marketable securities (Note 3)	48,240,685	55,287,269
Accounts receivable - trade and other, net (Note 4)	85,455,527	85,781,653
Accounts receivable from related companies (Note 15)	3,257,435	1,402,139
Inventories (Note 5)	70,789,038	55,698,124
Prepaid expenses	3,762,057	4,258,475
Prepaid taxes (Note 13)	2,877,588	2,861,244
Other current assets (Note 6)	16,641,738	13,719,746

Total current assets	240,876,940	231,264,298

PROPERTY, PLANT AND EQUIPMENT, net (Note 7)	320,479,320	312,103,148

OTHER ASSETS (Note 8)	81,916,563	70,193,947

Total assets	643,272,823	613,561,393

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term borrowings (Note 9)	2,313,185	33,031,347
Current portion of bank borrowings and bonds payable (Notes 10 and 11)	8,668,657	10,354,310
Dividends payable	10,281,295	9,648,436
Accounts payable	39,637,168	38,193,287
Notes payable	5,276,673	2,657,314
Other payables	5,187,697	3,347,639
Accounts payable to related companies (Note 15)	1,930,819	1,489,645
Accrued expenses (Note 12)	19,701,947	18,381,766
Withholding taxes payable	12,221,592	12,501,982
Income tax (Note 13)	3,638,464	-
Other current liabilities	148,892	119,446

Total current liabilities	109,006,389	129,725,172

LONG-TERM LIABILITIES
Bank borrowings (Note 10)	78,009,520	63,061,823
Bonds payable (Note 11)	57,699,140	34,086,881
Accrued expenses and other liabilities (Note 12)	19,089,083	9,866,155
Deferred income taxes (Note 13)	12,171,278	13,403,839
Deposits on bottles and containers	7,899,938	10,341,519

Total long-term liabilities	174,868,959	130,760,217

Total liabilities	283,875,348	260,485,389

MINORITY INTEREST	40,366,992	40,096,524

COMMITMENTS AND CONTINGENCIES (Note 17)

SHAREHOLDERS’ EQUITY (Note 14)
Common Stock (318,502,872 shares with no par value authorized
and outstanding)	180,497,346	180,497,346
Share premium	14,116,197	14,116,197
Other reserves	(11,487,580)	(55,697)
Retained earnings	135,904,520	118,421,634

Total shareholders’ equity	319,030,483	312,979,480

Total liabilities and shareholders’ equity	643,272,823	613,561,393

The accompanying notes 1 to 24 form an integral part of these consolidated financial statements.

COMPAÑIA CERVECERIAS UNIDAS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

     Adjusted for general price-level changes and expressed
in thousands of constant Chilean pesos of December 31, 2005

	For the years ended
	December 31,

	2005	2004	2003

	ThCh$	ThCh$	ThCh$
OPERATING RESULTS
Net sales	492,046,912	435,683,127	407,837,807
Cost of sales	(235,708,927)	(209,818,710)	(200,915,658)

Gross margin	256,337,985	225,864,417	206,922,149
Selling and administrative expenses	(189,868,073)	(165,044,035)	(158,220,458)

Operating income	66,469,912	60,820,382	48,701,691

NON-OPERATING RESULTS
Non-operating income (Note 19)	3,247,479	4,528,543	26,005,889
Non-operating expenses (Note 20)	(12,317,877)	(10,945,155)	(12,859,328)
Price-level restatement and exchange differences (Note 21).	(192,552)	56,322	1,339,730

Income before income taxes and minority interest	57,206,962	54,460,092	63,187,982
Income taxes (Note 13)	(9,114,839)	(6,110,965)	(5,285,104)

Income before minority interest	48,092,123	48,349,127	57,902,878
Minority interest	85,004	(1,321,082)	(466,698)

NET INCOME	48,177,127	47,028,045	57,436,180

The accompanying notes 1 to 24 form an integral part of these consolidated financial statements.

COMPAÑIA CERVECERIAS UNIDAS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted for general price-level changes and expressed in
thousands of constant Chilean pesos of December 31, 2005

	For the years ended
		December 31,

	2005	2004	2003

	ThCh$	ThCh$	ThCh$

CASH FLOWS FROM OPERATING ACTIVITIES

NET INCOME	48,177,127	47,028,045	57,436,180

CHARGES (CREDITS) TO INCOME NOT REPRESENTING
CASH FLOWS:
Depreciation	40,592,251	42,352,396	42,647,046
Amortization of goodwill	2,577,285	2,256,434	2,354,742
Amortization of negative goodwill	(51,970)	(39,950)	(43,637)
Amortization of other intangibles	548,718	415,520	415,717
Provision for impairment of property, plant and equipment and write-offs of glass bottles, write-offs of spare parts and other
provisions	3,156,476	4,007,413	4,165,666
Equity in net income of unconsolidated affiliates (net)	(6,966)	(248,595)	(20,961,507)
Price-level restatement	192,552	(56,323)	(1,339,730)
Gain on sale of land and properties held for sale	(743,116)	(3,451,725)	(1,401,580)
Gain on sale of investments and other assets	(70,403)	(950)	(47,529)
Deferred income taxes	(2,726,861)	(1,981,821)	(2,382,444)
Other debits	2,576,243	2,715,924	2,396,173
Other credits	(3,811,010)	(4,326,458)	(2,791,785)
Minority interest	(85,004)	1,321,082	466,699

CHANGES IN ASSETS AND LIABILITIES AFFECTING
CASH FLOWS:
Accounts and notes receivable	(6,043,221)	1,225,474	(7,239,948)
Inventories	(7,374,809)	1,388,766	(5,125,934)
Other assets	(14,024,277)	(11,820,704)	(7,918,948)
Accounts payable affecting operating results	6,884,745	1,914,427	1,060,485
Interest payable	3,231,260	2,271,701	2,401,822
Income tax payable	3,799,967	(1,464,416)	2,352,102
Accounts payable affecting non-operating results	5,182,306	(4,922,392)	(2,199,875)
Value added tax	(949,300)	2,591,596	3,011,183

Net cash provided by operating activities	81,031,993	81,175,444	67,254,898

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted for general price-level changes and expressed in
thousands of constant Chilean pesos of December 31, 2005

	For the years ended
	December 31,

	2005	2004	2003

	ThCh$	ThCh$	ThCh$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	51,847,238	105,179,802	140,956,912
Repayments of bank borrowings	(70,430,905)	(117,860,953)	(46,326,074)
Proceeds from bonds	26,570,367	34,901,420	-
Repayments of bonds payable	(1,788,536)	(21,608,048)	(1,449,043)
Dividends paid	(29,623,350)	(29,925,744)	(199,947,398)
Other	489,284	(11,798,123)	2,953,306

Net cash used in financing activities	(22,935,902)	(41,111,646)	(103,812,297)

CASH FLOWS FROM INVESTMENT ACTIVITIES
Capital expenditures	(44,228,640)	(33,027,584)	(26,306,415)
Proceeds from sale of property, plant and equipment	512,564	8,583,750	2,656,963
Proceeds from sale of investments in unconsolidated affiliates	20,804	2,549	69,382,464
Investments in unconsolidated affiliates	(20,144,084)	(4,344,337)	(36,236,782)
Investments in financial instruments	(2,326,068)	(14,401,790)	(26,783)
Accounts receivable from related companies	-	171,580	-
Other	(1,286,436)	(3,120,518)	220,992

Net cash (used in) provided by investment activities	(67,451,860)	(46,136,350)	9,690,439

Price-level restatement of cash and cash equivalents	(389,158)	(2,024,394)	(1,531,744)
NET (DECREASE) IN CASH AND
CASH EQUIVALENTS	(9,744,927)	(8,096,946)	(28,398,704)
CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	62,366,302	70,463,248	98,861,952

CASH AND CASH EQUIVALENTS AT END OF YEAR	52,621,375	62,366,302	70,463,248

The accompanying notes 1 to 24 form an integral part of these consolidated financial statements.

COMPAÑIA CERVECERIAS UNIDAS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2005

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2005, except as indicated

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Compañía Cervecerías Unidas S.A. (“CCU”, “the Company” or "the parent Company") is the largest producer, bottler and distributor of beer in Chile. CCU’s line of beers includes a full range of super-premium, premium, medium-priced and popular-priced brands, which are primarily marketed under seven different brand names and one brand extension. The Company has three beer production facilities located throughout Chile, and has a nationwide production and distribution network. In Chile, the Company also produces and distributes Heineken beer, and imports and distributes Budweiser.

The Company is one of the largest producers in the Argentine beer market. It has two beer production facilities in Argentina, in Salta and Santa Fe. The Company produces and distributes Heineken and Budweiser beers in Argentina, as well as its own proprietary brands.

The Company also produces Chilean wine through a controlling interest in Viña San Pedro S.A. (“VSP”), Chile’s second largest wine exporter and third largest winery in the domestic market. VSP produces and markets premium, varietal and popular-priced wines under the brand families Viña San Pedro and Santa Helena.

The Company is one of the largest mineral water producers and soft drink producers, bottler, and distributor in Chile of its proprietary brands and those brands produced under license from PepsiCo, Schweppes Holding Limited and Watt’s Alimentos S.A. The Company’s soft drink and nectar products are produced in three facilities located throughout Chile, and its mineral water is bottled in two plants in the central region of the country.

The Company also produces pisco (grapes brandy) through it subsidiary Compañía Pisquera de Chile S.A. ("CPCh"). This subsidiary is the result of the merger of the previously existing subsidiary Pisconor S.A. with Cooperativa Agrícola Control Pisquero de Elqui y Limarí ("Control") Limitada in March 2005. The subsidiary has a significant portion of the pisco market.

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

Certain minor reclassifications have been made in the 2003 and 2004 amounts to conform with the 2005 presentation.

b) Consolidation

The consolidated financial statements include the accounts of the Parent Company and subsidiaries (companies in which the Parent Company holds a direct or indirect ownership of more than 50%). The parent Company and its subsidiaries are herein referred to collectively as the “Company” or “CCU”. All significant inter-company accounts and transactions have been eliminated upon consolidation. The participation of minority shareholders is presented in the consolidated financial statements under the caption Minority interest.

The consolidated financial statements for the years 2005, 2004 and 2003 include the following significant subsidiaries:

	At December 31,

	2005	2004	2003

	%	%	%
Percentage of direct and indirect ownership:

Embotelladores Chilenas Unidas S.A. (1)	99.94	99.94	99.76
Comercial CCU S.A. (previously Com. Calafquen S.A.) (2)	99.97	99.97	99.97
Finca La Celia S.A. (3)	60.20	60.32	60.32
San Pedro Limited (4)	60.20	60.33	-
Southern Breweries Establishment (5)	99.97	99.97	99.97
Viña Urmeneta S.A. (6)	60.20	60.32	60.32
Compañía Pisquera de Chile S.A. (7)	80.00	-	-
Compañía Cervecerías Unidas Argentina S.A. (8)	92.04	89.22	89.22
Viña San Pedro S.A. (9)	60.20	60.33	60.33
Compañía Industrial Cervecera S.A. (10)	91.31	88.51	88.51
Aguas Minerales Cachantun S.A	99.93	99.93	99.93
Andina de Desarrollo S.A	54.06	52.40	52.40
CCU Cayman Limited	99.94	99.94	99.94
Cervecera CCU Chile Limitada	99.99	99.99	99.99
Fábrica de Envases Plásticos S.A	99.99	99.99	99.99
Finca Eugenio Bustos S.A	60.20	60.32	60.32
Inversiones Ecusa S.A	99.94	99.94	99.94
Pisconor S.A.	99.99	99.99	99.99
Saint Joseph Investment Limited	99.94	99.94	99.94
South Investment Limited	99.94	99.94	99.94
Transportes CCU Limitada	99.99	99.99	99.99
Vending y Servicios CCU Limitada	99.94	99.94	99.94
Viña Santa Helena S.A	60.14	60.26	60.26

(1) Comercial CCU Santiago S.A. and Embotelladoras Chilenas Unidas S.A. ("ECUSA")

Comercial CCU Santiago S.A. held an extraordinary shareholders meeting on October 14, 2004, in which shareholders agreed to increase its capital from ThCh$ 41,250,470 to ThCh$ 180,053,415 through the issuance of 1,387,032,870 shares for ThCh$ 138,802,945. Each share was worth Ch$ 100.07185. In the same meeting, shareholders agreed to issue an additional 1,249,036,970 shares which the Company had the preferred right to purchase. As payment, the Company transferred 63,864,417 shares of Embotelladoras Chilenas Unidas S.A. with a value of ThCh$ 124,993,440 to Comercial CCU Santiago S.A.

On November 30, 2004, the former Embotelladoras Chilenas Unidas S.A. was dissolved as a result of all its shares being owned by Comercial CCU Santiago S.A., who, for all legal effects, is the continuing entity. This transaction did not result in any gain or loss for the Company.

During the same meeting, shareholders agreed to change Comercial CCU Santiago S.A. name to Embotelladoras Chilenas Unidas S.A.

(2) Comercial CCU S.A.

Comercial e Industrial Calafquén S.A changed its name to Comercial CCU S.A. in August 2005. This subsidiary was incorporated in December 10, 2003.

(3) Finca la Celia S.A.

The Company, Viña San Pedro (San Pedro), and Viña Santa Helena (Santa Helena) all have a direct or indirect ownership in Finca la Celia S.A. (Finca). On November 2, 2005, San Pedro sold to Viña Santa Helena S.A. 588 shares of stocks in Finca la Celia S.A. This resulted in a decrease of San Pedro´s ownership percentage to 99.87% and resulted in a change in the Company´s ownership in Finca to 60.20% .

(4) San Pedro Limited

San Pedro Limited was incorporated on December 23, 2004, as a subsidiary of Viña San Pedro S.A.

(5) Southern Breweries Establishment

On April 10, 2003, the Company purchased an additional 50% interest in Southern Breweries Establishment (“Southern”) resulting in a total ownership interest of 99.97% . Prior to April 2003, the Company owned 49.97% of Southern and accounted for this investment under the equity method. Upon the acquisition of the additional interest, the Company began consolidating the entity. Southern sold substantially all of its assets on March 31, 2003, and is primarily a holding entity with minimal assets.

(6) Viña Urmeneta S.A.

Viña Urmeneta S.A. was the holding company for the Company’s Argentine wine business. During the year 2004, the Company decided to focus Viña Urmeneta S.A.’s activities on the development of new businesses. In order to do so, it reduced Viña Urmeneta S.A.’s capital in the amount of ThCh$ 15,733,183 (historical pesos) which was paid through the transfer of its investments in Argentina (Finca La Celia S.A.) to Viña San Pedro S.A., a subsidiary of the Company, and a payment to Viña Santa Helena S.A., also a subsidiary of the Company, amounting to ThCh$ 15,733,183 (historical pesos). At the same time, Viña Urmeneta S.A. capitalized its other reserves for ThCh$ 5,721,568.

The above mentioned transaction resulted in Viña San Pedro S.A. increasing its ownership interest in its subsidiary Finca La Celia S.A. to 99.91% and no gain or loss was recognized related to this transaction.

In accordance with Circular 981 of the SVS, disbursements made during the organization and startup stage of subsidiaries which are not assignable to tangible or intangible assets are included in Shareholder’s equity as pre-operating stage deficits. Investments in controlled subsidiaries in the development stage are not consolidated; rather, they are accounted for under the equity method and included in Other Assets in the consolidated balance sheets. At December 31, 2005 and 2004, the Company’s investments in Viña Dassault San Pedro S.A. and Viña Tabalí S.A. were considered to be in the development stage.

(7) Compañía Pisquera de Chile S.A. ("CPCh")

In February 2005, the Company formed a new entity for the purpose of consolidating their interest in the pisco business.

On March 13, 2005 Pisconor S.A. and Control each contributed assets into the newly formed Compañía Pisquera de Chile S.A. resulting in Pisconor S.A. owning 34% of the newly formed entity based on the fair value of assets contributed. However, as initially established in the agreement, the Company purchased from Control an additional 46% of its ownership interest for a cash payment of ThCh$ 15,884,205 resulting in an ownership of 80% of the entity by the Company. This transaction resulted in goodwill of ThCh$ 10,055,509 (See Note 8).

(8) Compañía Cervecerías Unidas Argentina S.A. ("CCU Argentina S.A.")

On June 17, 2005, CCU Argentina S.A. issued 75,048,000 shares of common stock. Anheuser-Busch, who has a minority ownership in this subsidiary, did not execute its preferred right to purchase these shares. CCU Cayman Islands Branch subscribed the total amount paying US$ 26,500,000 and increasing its share percentage to 92.04% . The transaction resulted in an increase of ThCh$ 643,866 (historical) in the carrying value of this subsidiary, which will be amortized over 20 years.

(9) Viña San Pedro S.A.

At the annual shareholders meeting held on July 7, 2005, shareholders approved a capital increase of ThCh$ 4,510,609 through the issuance of 727,517,700 shares. At December 31, 2005, 45,478,260 shares were issued with an equivalent value to ThCh$ 288,127. The Company did not participate in the share increase. This resulted in a decrease in the Company's ownership percentage to 60.1999% .

(10) Compañía Industrial Cervecera S.A. ("CICSA")

On June 17, 2005, the Board of Directors of CICSA approved a irrevocable capital contribution of ThCh$ 12,685,389, which was carried out by Compañía Cervecerías Unidas Argentina S.A. Subsequently, on December 16, 2005, the Board of Directors of CICSA approved a partial capitalization for the amount of ThCh$ 7,065 and the transformation of the balance into a loan.

On October 26, 2005, the National Commision of Securities of Argentina approved a public offering of 151,904,240 class “B” common shares at a nominal value of A$ 0.10 per share. Each share has the right to one vote. Compañía Cervecerías Unidas Argentina S.A. purchased the entire issuance.

c) Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosures of contingent liabilities. Management makes its best estimate of the ultimate outcome for these items based on historic trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could differ from amounts estimated include: the carrying value of property, plant and equipment, the adequacy of the allowance for doubtful accounts, the carrying value of goodwill investments in unconsolidated affiliates and the determination of the liability for deposits for bottles and containers.

d) Price-level restatements

The financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the local currency during each year. For this purpose and in conformity with current Chilean regulations, non-monetary assets and liabilities and equity accounts have been restated by charges or credits to income. Furthermore, the income and expense accounts have been restated in terms of year-end constant pesos. In accordance with Chilean tax regulations and accounting practices, the restatements were calculated based on the official Consumer Price Index of the National Institute of Statistics, applied one month in arrears, which was 3.6%, 2.5% and 1.0% for the years ended November 30, 2005, 2004 and 2003, respectively. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile. For comparative purposes, the consolidated financial statements as of December 31, 2004 and 2003 and the amounts disclosed in the related footnotes have been restated in terms of Chilean pesos of December 31, 2005 purchasing power. The above-mentioned price-level restatements do not purport to present appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of assets and liabilities exposed to the effects of inflation.

e) Foreign currency

Balances in foreign currency and in indexed units included in the consolidated balance sheets and summarized in Note 21 have been translated into Chilean pesos at the market (“observed”) exchange rates and closing equivalences in effect at each year end as follows:

	2005	2004	2003

U.S. Dollar	512.50	557.40	593.80
Euro	606.08	760.13	744.95
Unidad de fomento (UF)	17,974.81	17,317.05	16,920.00

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

j) Other current assets

Other current assets primarily includes securities acquired pursuant to repurchase agreements which are stated at cost plus accrued interest and price-level restatements, short-term deferred income taxes, and bond discounts arising from bonds issued by the Company and other financing and refinancing costs.

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

Property, plant and equipment include the revaluation increment arising from the technical appraisal carried out during 1979 in conformity with instructions issued by the SVS.

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

Other assets also include the following:

Equity investments in unconsolidated affiliates

Investments in unconsolidated affiliates are accounted for using the equity method when the Company has the ability to exercise significant influence over the operating and financial policies of the investee. Under Chilean GAAP, this is generally presumed to occur when the investor owns between 20% and 50% of the outstanding voting shares. Accordingly, the Company’s proportional share in the net income (or loss) of each investee is recognized on an accrual basis, after eliminating any unrealized profits or losses from transactions with the investees in Non-operating income or expense in the consolidated statements of income.

Goodwill and negative goodwill

Under Chilean GAAP, effective January 1, 2004, Technical Bulletin No. 72 (“TB 72”) requires the determination of goodwill and negative goodwill based on the fair value of the acquired company. Prior to January 1, 2004, goodwill included the excess of the purchase price of companies acquired over their net book value; negative goodwill was established when the net book value exceeded the purchase price of companies acquired. Goodwill and negative goodwill also arise from the purchase of investments accounted for by the equity method.

Goodwill and negative goodwill are amortized over 20 years considering the expected period of return of the investment. The Company evaluates the recoverability of goodwill on a periodic basis.

Investments in other companies

Investments in other companies includes investments in quoted common shares with an average trading value below UF 400 (ThCh$ 7,190 as of December 31, 2005) during the last quarter of each year and investments in unlisted shares and partnership interests in other companies where the Company does not have the ability to exercise significant influence over the operating and financial policies of the investee.

Investments in unlisted shares and partnership interests in other companies are reported at each year-end at cost plus price-level restatements and income from these investments is recognized on a cash basis. Where provisions for impairment were considered necessary, such provisions were recorded.

m) Translation of foreign currency financial statements

The investments in the Argentine subsidiaries, are recorded in accordance with Technical Bulletin No. 64 of the Chilean Institute of Accountants. Under this pronouncement, the financial statements of foreign subsidiaries, which operate in countries that are exposed to significant risks, restrictions or inflation/currency fluctuations must first be remeasured into US dollars and then translated into Chilean pesos at the year-end exchange rate. As a result, no effect is given to price-level restatements based on inflation in those countries, the US dollar in the case of the Argentine subsidiaries, are considered to be the functional currency of these operations. Accordingly, the financial statements of these subsidiaries are prepared in accordance with Chilean GAAP, excluding the application of monetary correction, and then remeasured into US dollars as follows:

• monetary assets and liabilities are translated at the closing exchange rate for the period;
• all other assets and liabilities and shareholders’ equity are translated at historic rates of exchange;
• income and expense accounts are translated at average rates during the period; and
• the resulting exchange adjustments are included in the results of operations for the period.

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

n) Bonds payable

Bonds are recorded at face value plus accrued interest. The discount on, and expenses incurred, in the issuance of the bonds are included in Other current assets and Other assets in the consolidated balance sheets and are amortized over the term of the bonds.

o) Severance indemnities

The Company and most of its subsidiaries have agreed with their personnel the payment of long-term severance indemnities. Severance indemnities are included in Accrued expenses and other liabilities in the Consolidated Balance Sheets. In those cases in which the union contracts limit the benefit to a maximum number of employees per year, such obligation is shown under current liabilities. In those cases were severance payments do not include a limit per year, the obligation has been calculated based on the retirement age and discounted at present value applying a discount rate of 7%.

p) Income taxes and deferred income taxes

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletins Nos. 60, 68 and 69 of the Chilean Institute of Accountants and Circular No. 1,466 of the SVS. The effects of deferred income taxes at January 1, 2000 that were not previously recorded, were recognized, in accordance with the transitional period provided by Technical Bulletin N° 60, against a contra asset or liability account (“complementary accounts”) and were recorded to offset the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability related. Deferred income taxes at January 1, 2000 are recognized in income beginning in 2000 as the temporary differences are reversed.

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

r) Deposits on bottles and containers

Deposits received on bottles and containers in circulation are classified as long-term liabilities. At December 31, 2005 and 2004, the amount of these deposits was determined based on the estimated redemption of the bottles and containers by customers and valued using the historic amount of the deposit. These deposits are not subject to price-level restatements.

s) Derivative instruments

The Company enters into hedging contracts including cross-currency interest rate swap agreements and foreign currency forward exchange contracts. The contracts are accounted for in accordance with Technical Bulletin No. 57, “Accounting for Derivative Contracts” ("TB 57") of the Chilean Institute of Accountants. Under TB 57 all derivative instruments are recognized on the balance sheet at their fair value. Derivative instruments are accounted for as follows:

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

Hedge of firm commitments

The hedged item and derivative instrument are measured at fair value on the balance sheet. With respect to open contracts, if the net effect is a loss, it is expensed immediately. If the net effect is a gain, it is deferred and recognized when the contract is settled. The unrecognized gains associated with the derivative instrument are included in Other liabilities in the Consolidated Balance Sheets.

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

The balance of cash and cash equivalents is as follows:

	At December 31,
	2005	2004

	ThCh$	ThCh$
Cash	9,852,872	12,255,648
Time deposits	25,620,511	36,370,947
Money market funds	5,777,027	4,109,060
Securities purchased pursuant to resale agreements	11,370,965	9,630,647

Total	52,621,375	62,366,302

u) Revenue recognition

The Company and subsidiaries recognize revenues upon the physical delivery of the product, at which time title passes to the customer. Viña San Pedro S.A. recognizes revenues relating to export sales of wine when the wine is shipped which in accordance with established sales terms is when the title passes to the customer.

v) Advertising and sales promotion costs

Media advertising is expensed as incurred, generally when the ads are aired, printed or presented to the public. At December 31, 2005 and 2004, ThCh$ 2,138,783 and ThCh$ 1,795,365 respectively, of advertising were reported as assets. Advertising expense amounted to ThCh$ 36,954,132, ThCh$ 28,223,260 and ThCh$ 31,062,576 for the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE 2 - ACCOUNTING CHANGES

During 2005 and 2004, there were no accounting changes as compared to the prior year that could have a significant effect on the interpretation of these financial statements.

NOTE 3 - TIME DEPOSITS AND MARKETABLE SECURITIES

Time deposits and marketable securities are summarized as follows:

	At December 31,
	2005	2004

	ThCh$	ThCh$
Time deposits	42,208,917	50,925,002
Money market funds	5,779,233	4,109,732
Common equity shares	252,535	252,535

Total	48,240,685	55,287,269

NOTE 4 - ACCOUNTS RECEIVABLE - TRADE AND OTHER

Accounts receivable are summarized as follows:

	At December 31,
	2005	2004

	ThCh$	ThCh$
Trade accounts receivable	86,300,816	82,396,862
Other accounts receivable	2,967,858	8,150,488
Advances to suppliers	815,338	1,584,690
Allowance for doubtful accounts	(4,628,485)	(6,350,387)

Total	85,455,527	85,781,653

The changes in the allowance for doubtful accounts during the years ended December 31, 2005, 2004 and 2003 were as follows:

Year	Balance at beginning of period	Additions charged to cost and expenses	Write-offs of bad debts	Foreign exchange differences	Balance at end of period

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2005	6,350,387	166,359	(1,765,105)	(123,156)	4,628,485
2004	6,699,075	1,302,635	(1,516,076)	(135,247)	6,350,387
2003	5,895,126	2,758,918	(1,843,374)	(111,594)	6,699,075

NOTE 5 – INVENTORIES

Inventories are summarized as follows:

	At December 31,
	2005	2004

	ThCh$	ThCh$
Finished goods	16,914,987	14,403,942
Production in process and semi-manufactured goods	1,246,040	1,436,590
Raw materials	45,314,957	33,593,773
Raw materials in transit	1,718,801	825,280
Supplies	3,370,414	3,312,323
Grape crop development and processing costs	3,733,846	3,234,914
Obsolescence provisions	(1,510,007)	(1,108,698)

Total	70,789,038	55,698,124

NOTE 6 - OTHER CURRENT ASSETS

Other current assets are summarized as follows:

	At December 31,
	2005	2004

	ThCh$	ThCh$
Securities purchased pursuant to repurchase agreements	11,386,189	9,642,646
Deferred income taxes (Note 13)	2,950,218	2,969,415
Contracts to consume	678,622	-
Materials to consume	574,368	513,836
Syndicated loan issuance cost	498,381	513,357
Fair value of forward exchange contracts	308,659	-
Bond loan issuance cost	101,624	76,817
Other	143,677	3,675

Total	16,641,738	13,719,746

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (net) are summarized as follows:

	At December 31,
	2005	2004

	ThCh$	ThCh$
Land and buildings	88,394,848	85,705,888
Vineyards	30,201,047	28,706,278
Machinery and equipment	273,589,788	269,498,702
Increase arising from technical appraisal	8,669,956	8,951,984
Bottles and containers	118,499,744	112,005,416
Construction in progress	21,386,306	9,608,394
Promotional assets	68,343,115	64,177,143
Fixed assets in transit	4,601,567	954,923
Fixtures and fitting	43,489,161	42,045,121
Software (net)	2,390,965	3,525,065
Other fixed assets	223,510	1,164,571
Accumulated depreciation	(339,310,687)	(314,240,337)

Total property, plant and equipment (net)	320,479,320	312,103,148

NOTE 8 - OTHER ASSETS

	At December 31,
	2005	2004

	ThCh$	ThCh$
Land and buildings held for sale (a)	18,252,575	17,660,292
Investments in unconsolidated affiliates (b)	13,337,566	9,837,318
Goodwill, net (c)	34,099,222	27,452,777
Negative goodwill, net (d)	(1,070,567)	(520,488)
Prepaid expenses	1,354,968	1,270,117
Bond discount (Note 11)	2,163,652	882,372
Investments in other companies	26,702	39,297
Trademarks	10,881,462	10,761,549
Accumulated amortization of trademarks	(3,070,537)	(2,649,928)
Syndicated loan and bond issuance cost	3,350,202	3,413,668
Recoverable taxes (value added tax)	290,840	278,104
Recoverable taxes (minimum imputed income tax in
Argentina)	1,987,946	1,701,635
Accounts receivable-trade and other	18,933	19,818
Other	293,599	47,416

Total	81,916,563	70,193,947

(a) Land and buildings held for sale are summarized as follows:

	At December 31,
	2005	2004

Location	ThCh$	ThCh$

Quilicura	2,206,290	1,912,482
Limache	1,597,899	1,285,279
Santiago	731,542	661,853
Talca	1,336,467	1,330,468
Concepción	192,251	192,251
Osorno	6,326,009	6,590,527
La Serena	2,486,764	2,391,941
Viña del Mar	783,543	460,080
Antofagasta	69,590	78,184
Temuco	590	589
Perú	1,754,090	1,754,090
Argentina	576,149	857,130
Valparaíso	170,008	145,418
Lonquén	21,383	-

Total lands and buildings held for sale	18,252,575	17,660,292

(b) Investments in unconsolidated affiliates at December 31 of each year are summarized as follows:

	Percentage owned		Investment carrying value		Equity in net earnings (losses) of affiliated companies recognized in income

Company	2005	2004	2005	2004	2005	2004	2003

	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Southern Breweries Establishment	-	-	-	-	-	-	21,096,822
Calaf S.A	50.00	50.00	7,388,325	4,377,511	(227,670)	32,645	-
Viña Dassualt San Pedro S.A	50.00	50.00	1,427,730	1,264,703	-	-	-
Cervecería Austral S.A	50.00	50.00	1,839,848	1,758,040	81,808	9,126	(190,843)
Viña Tabali S.A	50.00	50.00	1,500,855	1,564,864	-	-	-
Compañía Cervecera
Kunstmann S.A	50.00	50.00	1,180,808	872,200	350,361	198,446	55,528

Total			13,337,566	9,837,318	204,499	240,217	20,961,507

Southern Breweries Establishment

The Company acquired its investment in Southern Breweries Establishment in September 1994, resulting in goodwill net value balance amounting to ThCh$ 82,098 at December 31, 2005, and ThCh$ 91,392 at December 31, 2004. On March 31, 2003, Southern sold its interest in Karlovacka Pivovara d.d. recognizing a profit of ThCh$ 40,442,271 (historic). Accordingly, the Company recognized its 49.97% portion of this gain equivalent to ThCh$ 20,221,136 (historic) which was recorded as part of Equity in net income of unconsolidated affiliates in non-operating income (Note 19) in the Consolidated Statement of Operations.

On April 10, 2003, the Company purchased an additional 50% ownership interest of Southern. There was no goodwill associated with this acquisition. Upon acquisition of this interest, the Company began consolidating the operations of Southern.

Calaf S.A.

On December 15, 2003, Empresas Lucchetti S.A. and Lucchetti Chile S.A. formed Calaf S.A. with a total capital amounting to ThCh$ 1,000 divided into 1,000 shares, where each of the shareholders holds 50%. On December 23, 2003, Calaf S.A. increased its capital to ThCh$ 9,651,000, divided into 9,651,000 shares of which Embotelladoras Chilenas Unidas S.A. acquired 4,825,000. On January 9, 2004, Embotelladoras Chilenas Unidas S.A. purchased 500 of the initial shares issued from Lucchetti Chile S.A. for ThCh$ 500. As a result of the above, Embotelladoras Chilenas Unidas S.A. holds 50% of Calaf S.A. while the other 50% is held by Industria Nacional de Alimentos S.A. (Former Empresas Lucchetti S.A.) During 2004, both shareholders contributed their capital, in equal proportions, based on the needs of the entity.

During 2004, Calaf S.A. acquired the operating assets and liabilities from Calaf S.A.I.C., the original operating company. Acquired assets included intangible assets related to trademarks and industry knowledge. These assets and liabilities were bought at fair value.

At the shareholders meeting on August 29, 2005, the shareholders agreed to a capital increase of ThCh$ 4,907,800 (historical), through the issuance of 4,907,800 shares. The existing shareholders including the Company's subsidiary ECUSA, exercised their right to maintain their current ownership percentages of 50% each.

Viña Dassault San Pedro S.A.

At December 31, 2005, this company is in the development stage.

Cervecería Austral S.A.

The Company acquired 50% of Cervecería Austral S.A. ("Austral") at a cost of ThCh$ 4,549,729 (historic) in 2000 generating goodwill of ThCh$ 2,367,964 (historic). The principal activity of Austral is the production, bottling and distribution of beer in Chile.

At December 31, 2005, Cervecería Austral S.A. holds a 99% interest in its subsidiary Comercial Patagona Limitada.

Viña Tabalí S.A.

In August 2003, Viña Tabalí S.A. was incorporated with participation of the Compnay's subsidiary Viña San Pedro S.A. and Sociedad Agricola Río Negro Limitada (a related company), each acquiring a 50% interest. At December 31, 2005, Viña Tabalí S.A. is still in the development stage. Viña San Pedro S.A. acquired 22,320 shares for ThCh$ 1,635,654 (historic). There was no goodwill associated with this transaction.

(c) Goodwill (net of accumulated amortization) is summarized as follows:

	At December 31,
Company	2005	2004

	ThCh$	ThCh$
Compañía Pisquera de Chile S.A	10,055,509	-
Compañía Industrial Cervecera S.A	9,002,715	11,207,029
Embotelladoras Chilenas Unidas S.A	8,063,572	8,646,483
Viña San Pedro S.A	4,048,136	4,456,979
Cervecería Austral S.A	2,010,253	2,149,161
South Investment Limited	836,250	900,992
Southern Breweries Establishment	82,098	91,392
Aguas Minerales Cachantun S.A	689	741

Total	34,099,222	27,452,777

(d) Negative goodwill (net of accumulated amortization) is summarized as follows:

	At December 31,
Company	2005	2004

	ThCh$	ThCh$
Compañía Cervecerías Unidas Argentina S.A	644,091	-
Cervecería Austral S.A	95,026	114,290
Compañía Industrial Cervecera S.A	331,450	406,198

Total	1,070,567	520,488

NOTE 9 - SHORT-TERM BORROWINGS

Short-term borrowings relate to bank loans due within one-year and are denominated in foreign currencies:

	At December 31,
	2005	2004

	ThCh$	ThCh$
United States dollars	1,539,683	33,031,347
Other	773,502	-

Total	2,313,185	33,031,347

The annual average rate of interest in 2005 related to the borrowings was approximately 5.11% (2.63% in 2004).

NOTE 10 - BANK BORROWINGS

The details of bank borrowings at December 31, 2005, are summarized as follows:

Bank	Currency	Current portion	Long-term	Total at December 31, 2005	Annual interest rate

		ThCh$	ThCh$	ThCh$	%
BancoEstado	UF	918,404	904,656	1,823,060	2.82
BancoEstado	US$	3,202,479	-	3,202,479	2.82
JPMorgan Chase	US$	340,852	51,250,000	51,590,852	Libor + 0.3
BBVA S.A. New York Branch	US$	47,241	8,712,500	8,759,741	Libor + 0.3
Santander Overseas Bank	US$	42,343	8,712,500	8,754,843	Libor + 0.3
Banco Crédito e Inversiones	UF	110,431	8,429,864	8,540,295	3.6

Total		4,661,750	78,009,520	82,671,270

The details of bank borrowings at December 31, 2004, are summarized as follows:

Bank	Currency	Current portion	Long-term	Total at December 31, 2005	Annual interest rate

BancoEstado	UF	915,116	1,805,855	2,720,971	1.67
BancoEstado	US$	1,756,220	3,509,329	5,265,549	2.78
Banco de Chile	US$	4,683,744	-	4,683,744	2.70
JPMorgan Chase	US$	210,198	57,746,639	57,956,837	Libor + 0.3
Banco BBVA	US$	873,953	-	873,953	2.62

Total		8,439,231	63,061,823	71,501,054

On May 24, 2005, the Company entered into two loans, each for US$ 17 million, with Banco BBVA S.A. New York Branch and Santander Overseas Bank Inc. Both interest rates are at Libor plus 0.3% and the loans are due on May 24, 2007.

These loans require the Company to comply with certain covenants including expense, debt and equity ratios. The Company was in compliance with all covenants at December 31, 2005.

On November 4, 2004, the Company signed an agreement to obtain a US$ 100,000,000, five year syndicated loan with JPMorgan Security Inc. acting as the lead agent. The interest rate on the loan is Libor plus 0.3% for the first three years and Libor plus 0.325% for the remaining two.

The loan requires the Company and its subsidiaries, Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A., to comply with certain interest, debt and equity covenants, incluiding the following:

i)	The maintenance of a consolidated interest coverage ratio of at least 3.0 measured quarterly based on a moving average for the past four quarters.

ii)	The maintenance of a consolidated debt ratio lower or equal to 3.0.

iii)	The maintenance of a minimum consolidated equity of UF 15,000,000 at the end of each quarter.

Additionally, the loan requires that the Company comply with certain operating covenants including maintenance of issurance, payment of taxes and limitation on mergers and sales of certain assets.

At December 31, 2005, the Company was in compliance with all covenants associated with this obligation.

On November 9, 2004, the Company prepaid the balance of a five year syndicated loan, obtained on May 9, 2003, originally amounting to US$ 135,000,000. Deutsche Bank Securities Inc. and BBVA Securities Inc. were the lead agents for the loan. This operation did not generate significant effects in results.

On August 22, 2005, the subsidiary Compañía Pisquera de Chile S.A. (CPCh) obtained a syndicated loan amounting to UF 468,982 with BCI, BBVA and Raboinvestment banks. The loan requires CPCh comply with the following:

a)	To maintain a financial expense ratio net of subordinated debt not lower than 3. The covenant is valid until the termination of the contract on June 30, 2007.

b)	To maintain a debt ratio not higher than 1.5, excluding subordinated debt, valid until termination of loan.

c)	To maintain equity higher than UF 700,000 on December 31, 2005, and UF 800,000 from December 31, 2006 to the termination of the loan.

Additionally, the loan requires the Company to adhere to certain restrictions such as maintaining insurance, limitations on sale of assets and acquisitons, and limitations of up to UF 10,000 on guarantees or mortages.

Scheduled maturities of bank borrowings at December 31, 2005, are as follows:

Maturing during the years	ThCh$

2006	4,661,750
2007	18,329,656
2009	51,250,000
2010	8,429,864

Total	82,671,270

NOTE 11 - BONDS PAYABLE

Bonds payable are summarized as follows:

	At December 31,
	2005	2004

	ThCh$	ThCh$
Current portion
Principal	3,415,214	1,794,046
Accrued interest	591,693	121,033

Total	4,006,907	1,915,079

Long-term
Principal	57,699,140	34,086,881

Total	61,706,047	36,001,960

On June 13, 2005, the subsidiary Viña San Pedro S.A. issued Series A bonds, in the amount of UF 1,500,000. The bonds were placed on July 20, 2005 at a discount of ThCh$ 1,433,458 (historical) which is being defered and amortized over the life of the bonds, 20 years.

The bonds have certain restrictive covenants, including the following:

i)	Maintainence of control over subsidiaries, which represent, at least, 30% of issuer’s consolidated EBITDA.

ii)	Restrictions from certain related party transactions.

iii)	Restriction on the sale or transfer of certain essential operating assets.

iv)	Maintainence of an indebtedness ratio, measured according to consolidated financial statements, not higher than 1.2 at the end of each quarter.

v)	Maintainence of a financial expenses coverage, settled at the end of each quarter and on retroactive basis for periods of 12 months, measured according to financial statements or consolidated financial statements, not lower than 3.

vi)	Maintainence of a minimum equity of UF 4,000,000 at the end of each quarter.

On December 31, 2004, the Company issued its series E bonds for a total notional amount of UF 2,000,000 at a discount of ThCh$ 897,857 (historic) which is being amortized over the term of the bonds.

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

At December 31, 2005, the Company was in compliance with all covenants related to these bonds.

The series C and D bonds which were scheduled to mature in the years 2015 and 2006, respectively, were prepaid in full on September 30, 2004. No significant effects resulted from this transaction.

At December 31, 2005, bond discounts of ThCh$ 135,170 are included in other current assets and ThCh$ 2,163,652 in other long-term assets.

Scheduled maturities of bonds payable at December 31, 2005, are as follows:

Maturing during the years	ThCh$

2006	4,006,907
2007	3,280,402
2008	3,145,592
2009	3,145,592
2010	3,145,592
2011 to 2014	12,582,367
2015 to 2025	32,399,595

Total	61,706,047

NOTE 12 - ACCRUED EXPENSES AND OTHER LIABILITIES

The detail of accrued expenses is summarized as follows:

Short-term	2005	2004

	ThCh$	ThCh$

Salaries payable	110,592	108,240
Employee benefits	35,069	26,237
Advertising expenses on invoices not received	6,329,672	5,713,391
Fees	40,326	25,617
Directors dividend sharing	1,338,772	1,323,362
Provisión for vacation expenses	3,364,575	3,032,229
Provision for severance indemnities	950,194	343,812
Fair value of forward exchange contracts (1)	155	1,409,985
Accrued expenses on invoices not received	3,146,199	2,567,325
Sales commissions	505,024	720,167
Bonus for employee achievements	1,046,712	1,007,018
Accrued legal employee benefits	974,955	1,086,133
Other accrued expenses	1,859,702	1,018,250

Total	19,701,947	18,381,766

Long-term	2005	2004

	ThCh$	ThCh$

Provision for severance indemnities	466,590	1,190,234
Provision for lawsuits	885,652	832,909
Allowance for unrealized profit on hedge operation	2,401,851	9,087
Deferred of gain on sale of land	2,214,350	2,214,350
Fair value of cross – currency swap (2)	12,784,037	5,504,425
Other	336,603	115,150

Total	19,089,083	9,866,155

(1) At December 31, 2005, the Company has thrirty-two outstanding forward contracts to hedge against variations in the exchange rate between the US dollar and the Chilean peso. These contracts hedge dollar denominated accounts receivable and bank loans and are accounted for as a hedge of a firm commitment under Chilean GAAP.

(2) At December 31, 2005, the Company has three outstanding cross-currency derivative contracts intended to protect the Company against foreign currency and interest rate risk. The derivative contracts are a hedge against future interest and capital payments amounting to US$ 134,000,000 related to the syndicated loan.

NOTE 13 - INCOME TAXES

The Company’s current tax provision for the year ended December 31, 2005 amounts to ThCh$ 10,631,287 (ThCh$ 7,377,756 in 2004). Although taxable results cannot be consolidated under Chilean legislation, a portion of the income tax that would have been payable on 2005, 2004 and 2003 results has been reduce by the application of tax loss carryforwards available in subsidiaries. At December 31, 2005, the Company’s Chilean subsidiaries had tax loss carryforwards amounting to ThCh$ 23,039,574 (ThCh$ 19,109,461 in 2004) which are available to apply against their own tax liabilities in future years. No expiration date is prescribed by Chilean law for tax loss carryforwards.

Additionally, CCU Argentina S.A. and its subsidiaries have tax loss carryforwards aggregating ThCh$ 14,526,810 at December 31, 2005 (ThCh$ 18,632,982 in 2004) which may be applied to reduce taxable income in Argentina during a five-year carryforward period.

The balance for corporate income tax at December 31, 2005 and 2004 is as follows:

	2005	2004

	ThCh$	ThCh$

Income tax current provisions	10,573,790	7,267,454
Other taxes	57,497	110,302

Total current tax provision	10,631,287	7,377,756
Monthly provisional payments	(6,961,267)	(7,084,521)
Other credits	(31,556)	(348,576)

Total taxes payable (recoverable)	3,638,464	(55,341)

Taxes payable are presented as a current liability as "Income taxes payable". Recoverable taxes are included under prepaid taxes, together with VAT and other current tax credits.

	2005	2004

	ThCh$	ThCh$

Income taxes recoverable	-	55,341
Other taxes recoverable	1,651,366	1,581,778
VAT credits	194,659	177,076
Tax credit in Argentina	1,031,563	1,014,384
Other	-	32,665

Prepaid taxes	2,877,588	2,861,244

At December 31, 2005 and 2004, the accumulated balances from deferred taxes originating from temporary differences were as follows:

	2005				2004

	Deferred assets		Deferred liabilities		Deferred assets		Deferred liabilities
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	665,201	1,017	-	-	922,244	1,054	-	-
Provision for staff vacation	493,120	-	-	-	430,378	-	-	-
Amortization of intangible assets	-	337,103	-	92,048	-	271,230	-	148,177
Depreciation of fixed assets	-	12,665	-	18,112,048	-	-	-	18,760,080
Severance indemnities	-	-	-	71,315	-	-	-	399,501
Adjustment on bottle and container deposits	-	-	-	2,713,423	-	-	-	2,495,012
Software expenses capitalized	-	-	-	501,077	-	-	-	618,332
Operating expenses – crop farm	-	-	1,316,213	-	-	-	1,094,669	-
Tax loss carryforwards	2,593,233	7,073,744	-	-	1,239,182	8,576,716	-	-
Difference in inventory valuation	70,183	-	-	-	244,690	-	-	-
Unrealized profit on hedge operation	20,637	2,457,671	52,472	-	239,697	826,611	458	-
Allowance for land and buildings held for sale	-	785,900	-	-	-	1,122,237	-	-
Unrealized gain	-	95,999	-	-	-	215,441	-	-
Changes in allowances	322,659	209,039	-	-	223,971	197,981	-	-
Deferred debt issuance cost	-	-	117,036	793,363	-	-	100,328	580,325
Unrealized gain of fixed asset	-	-	-	-	-	376,440	-
Other	936,621	1,734,293	584,644	281,994	1,373,296	1,531,233	447,743	260,177
Complementary accounts (net of amortization)	-	(6,240)	-	(732,116)	-	(9,360)	-	(1,103,001)

Subtotal	5,101,654	12,701,191	2,070,365	21,833,152	4,673,458	13,109,583	1,643,198	22,158,603
Valuation allowance	(81,071)	(3,039,317)	-	-	(60,846)	(4,354,820)	-	-

Total	5,020,583	9,661,874	2,070,365	21,833,152	4,612,612	8,754,763	1,643,198	22,158,603

The complementary accounts correspond to the accumulated effect of deferred income taxes which were not recorded until January 1, 2000 when Technical Bulletin N° 60 was adopted. The complementary accounts are amortized over the weighted -average terms of reversal of the corresponding temporary differences.

Effect on results:

	2005	2004	2003

	ThCh$	ThCh$	ThCh$

Current tax provision	(10,631,287)	(7,377,756)	(7,312,904)
Deferred income tax effects	2,039,654	2,305,922	2,683,263
Amortization of complementary accounts	(367,884)	(324,116)	(300,820)
Other-tax	(155,322)	(715,015)	(354,643)

Total	(9,114,839)	(6,110,965)	(5,285,104)

NOTE 14 - SHAREHOLDERS’ EQUITY

The changes in the Shareholders’ equity accounts during 2003, 2004 and 2005 were as follows:

			Other reserves

	Number of shares	Common stock	Share premium	Surplus on technical appraisal of fixed assets and other	Pre-operating stage deficit	Cumulative translation adjustment	Retained earnings	Retained earnings Net income for the year	Total

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Balances at December 31, 2002 (historic)	318,502,872	168,292,912	13,161,723	3,466,110	(1,490,485)	17,809,335	217,187,266	15,057,823	433,484,684
Allocation of 2002 net income	-	-	-	-	1,490,485	-	13,567,338	(15,057,823)	-
Final dividend of Ch$ 42.60 (historic) per share	-	-	-	-	-	-	(13,567,338)	-	(13,567,337)
Extraordinary dividend of Ch$ 529.67 per share	-	-	-	-	-	-	(168,700,000)	-	(168,700,000)
Price level restatement	-	1,682,929	131,617	34,661	-	179,106	209,417	-	2,237,730
Proportional share of loss of subsidiary in
development period	-	-	-	-	(205,907)	-	-	-	(205,907)
Interim dividend of Ch$ 33.00 per share	-	-	-	-	-	-	-	(10,510,595)	(10,510,595)
Translation adjustment for the year	-	-	-	-	-	(18,055,122)	-	-	(18,055,122)
Equity adjustments	-	-	-	22	-	-	-	-	22
Net income for the year	-	-	-	-	-	-	-	54,088,124	54,088,124

Balances at December 31, 2003	318,502,872	169,975,841	13,293,340	3,500,793	(205,907)	(66,681)	48,696,683	43,577,529	278,771,598

Balances at December 31, 2003 restated to
constant December 31, 2005 pesos	-	180,497,346	14,116,197	3,717,492	(218,653)	(70,809)	51,711,009	46,274,978	296,027,560

Balances at December 31, 2003 (historic)	318,502,872	169,975,841	13,293,340	3,500,793	(205,907)	(66,681)	48,696,684	43,577,529	278,771,599
Allocation of 2003 net income	-	-	-	-	205,907	-	43,371,622	(43,577,529)	-
Final dividend of Ch$ 51.59 per share	-	-	-	-	-	-	(16,430,512)	-	(16,430,512)
Price-level restatement	-	4,249,396	332,333	87,515	-	(1,667)	1,874,514	-	6,542,091
Proportional share of loss of subsidiary in
development period	-	-	-	-	(362,710)	-	-	-	(362,710)
Interim dividend of Ch$ 27.00 per share	-	-	-	-	-	-	-	(8,599,577)	(8,599,577)
Translation adjustment for the year	-	-	-	-	-	(6,110,447)	-	-	(6,110,447)
Equity adjustments	-	-	-	2,899,435	-	-	-	-	2,899,435
Net income for the year	-	-	-	-	-	-	-	45,393,866	45,393,866

Balances at December 31, 2004	318,502,872	174,225,237	13,625,673	6,487,743	(362,710)	(6,178,795)	77,512,308	36,794,289	302,103,745

Balances at December 31, 2004 restated to
constant December 31, 2005 pesos	-	180,497,346	14,116,197	6,721,302	(375,768)	(6,401,232)	80,302,751	38,118,883	312,979,480

Balances at December 31, 2004 (historic)	318,502,872	174,225,237	13,625,673	6,487,743	(362,710)	(6,178,795)	77,512,308	36,794,289	302,103,745
Allocation of 2004 net income	-	-	-	-	362,710	-	36,431,579	(36,794,289)	-
Final dividend of Ch$ 62.80 per share	-	-	-	-	-	-	(20,003,263)	-	(20,003,263)
Price-level restatement	-	6,272,109	490,524	193,363	-	(214,035)	3,341,855	-	10,083,816
Equity adjustments	-	-	-	(1,054,278)	-	-	-	-	(1,054,278)
Proportional share of loss of subsidiary in
development period	-	-	-	-	(463,614)	-	-	-	(463,614)
Interim dividend of Ch$ 30.00 per share	-	-	-	-	-	-	-	(9,555,086)	(9,555,086)
Translation adjustment for the year	-	-	-	-	-	(10,257,964)	-	-	(10,257,964)
Net income for the year	-	-	-	-	-	-	-	48,177,127	48,177,127

Balances at December 31, 2005	318,502,872	180,497,346	14,116,197	5,626,828	(463,614)	(16,650,794)	97,282,479	38,622,041	319,030,483

a)	As required by Chilean Law, capital has been modified to reflect the annual capitalization of its price-level restatement.

b)	At December 31, 2005, the subsidiary Viña San Pedro S.A. has a 50% interest in Viña Dassault San Pedro S.A., a company considered to be in development stage. Consequently, the Company recorded the related deficit, amounting to ThCh$ 304,151, directly in equity (ThCh$ 280,741 in 2004).

c)	The Company’s policy is to distribute 50% of net profits for the year as dividends.

d)	At the annual shareholders meeting on April 21, 2005, the Shareholders agreed to absorb the accumulated pre-operating stage deficit at December 31, 2004 amounting to ThCh$ 362,710 (historical), with charge to 2004 results.

e)	At the same meeting the shareholders agreed to distribute a final dividend of $ 62.80403 per share, for a total of ThCh$ 20,003,263 (historic) with charge to 2004 results. This dividend was paid on April 29, 2005.

f)	On December 7, 2005, the board of directors agreed to distribute an interim dividend of $ 30 per share for a total of ThCh$ 9,555,086 (historic).

g)	At the annual shareholders’ meeting held on April 22, 2004, the Shareholders agreed to distribute a final dividend of Ch$ 51.59 per share for a total of ThCh$ 16,430,512 (historic). This dividend was paid on April 30, 2004.

h)	During the same meeting, the shareholders agreed to absorb the accumulated pre-operating stage deficit at December 31, 2003, amounting to ThCh$ 205,907 (historic), with a charge to 2003 results.

i)	On December 1, 2004, the board of directors agreed to distribute an interim dividend of Ch$ 27 per share for a total of ThCh$ 8,599,577 (historic).

j)	The 2004 credit to other reserves of ThCh$ 2,899,435 (historic), resulted primarily from tax benefits related to the merger between Comercial CCU Santiago S.A. and Embotelladoras Chilenas Unidas S.A. At December 31, 2005, ThCh$ 1,054,278 of the above tax benefit was utilized during the year and accordingly recognized in results.

k)	At the shareholders’ meeting on February 26, 2003, the shareholders agreed to distribute a special dividend of Ch$ 177 per share for a total of ThCh$ 56,375,008 (historic). Such dividend was paid on March 14, 2003. This special dividend represents approximately one third of the total amount of ThCh$ 168,700,000 (historic) to be paid as approved in the same meeting.

l)	At the annual shareholders’ meeting on April 24, 2003, the shareholders’ agreed to distribute a extraordinary dividend of Ch$ 42.59722 per share for a total of ThCh$ 13,567,337 (historic). This dividend was considered to distribute 100% of the 2002 profits.

m)	At the board of directors’ meeting on August 5, 2003, the directors agreed to distribute the outstanding balance of the special dividend in two installments, one of ThCh$ 74,848,175 (historic) on August 29, 2003, and the other of ThCh$ 37,476,817 (historic) on October 10, 2003.

n)	On December 16, 2003, the board of directors agreed to distribute an interim dividend of Ch$ 33 per share for a total of ThCh$ 10,510,595 (historic).

NOTE 15 - ACCOUNTS WITH RELATED COMPANIES

The consolidated balance sheets at December 31, 2005 and 2004 includes the following accounts with related companies:

	2005		2004

Entity	Receivable	Payable	Receivable	Payable

	ThCh$	ThCh$	ThCh$	ThCh$

Viña Dassault San Pedro S.A	624,364	683	801,002	318
Heineken Brouwerijern B.V	118,172	160,685	169,205	415,258
Comercial Patagona Ltda	98,214	14,906	91,336	37,884
Calaf S.A	1,560,725	1,043,700	83,289	478,573
Compañía Cervecera Kunstmann S.A	101,150	49,456	78,323	56,352
Cervecera Austral S.A	68,629	105,408	75,321	168,129
Anheuser-Busch International Holdings Inc	397,265	181,980	32,767	72,373
Latincermex	943	-	22,578	-
Hoteles Carrera S.A	19,408	-	16,336	42
Sociedad Agrícola y Ganadera Río Negro Ltda	12,210	-	12,650	-
Viña Tabalí S.A	159,540	-	9,202	20,068
Banco de Chile	7,491	284	9,107	-
Quiñenco S.A	10,280	-	855	-
Antofagasta Minerals S.A	-	-	168	-
Anheuser-Busch Latin America Development
Corporation	-	257,733	-	203,331
Empresa Nacional de Telecomunicaciones S.A	-	140	-	11,163
Cotelsa S.A	-	27,850	-	8,886
Entel PCS Telecomunicaciones S.A	-	6,287	-	6,715
Editorial Trineo S.A	-	-	-	5,240
Alufoil S.A	-	-	-	5,168
Compañía de Teléfonos de Coyhaique S.A	-	-	-	145
Inmobiliaria Norte Verde S.A	-	18,740	-	-
Madeco S.A	1,690	-	-	-
Cooperativa Agrícola Control Pisquero
del Elqui y Limarí Limitada	77,354	62,957	-	-
Telefónica del Sur Net S.A	-	10	-	-

Total	3,257,435	1,930,819	1,402,139	1,489,645

NOTE 16 - SIGNIFICANT TRANSACTIONS WITH RELATED COMPANIES

The principal transactions with related companies are summarized below:

Company	Relationship	Transaction	2005	2004	2003

			ThCh$	ThCh$	ThCh$

Alufoil S.A.	Affiliate	Purchase of products	-	637,972	802,184
Alusa S.A.	Affiliate	Purchase of products	879,570	382,023	-
Anheuser Busch International Inc.	Affiliate	Purchase of products	2,657,147	2,767,887	3,034,726
		Sale of products	1,237,070	1,161,600	1,203,355
		Marketing contribution	-	391,502	436,172
Anheuser Busch Latin America
Development Corporation	Affiliate	Licenses and technical
		Assistance (expense)	868,354	822,653	631,128
Banco de Chile	Affiliate	Purchase of time deposits	69,023,013	388,600,800	506,547,537
		Interest on time deposits	144,517	153,098	426,162
		Commissions paid		10,199	81,099
		Interest paid	245,262	65,142	212,038
		Collection services	8,405	177,194	182,535
		Forward contract	6,483,125	18,498,402	42,638,428
		Loans obtained	5,637,500	7,224,580	539,461
		Sale of products	9,221	6,137	6,240
Banchile Corredores de Bolsa	Affiliate	Purchase of investments	20,346,090	162,164,099	185,332,053
		Interest on investments	17,193	63,533	209,243
Calaf S.A.	Equity investee	Payments on behalf of
		related companies	76,459	142,628	-
		Services rendered (income)	162,865	512,711	-
		Purchase of products	7,283,828	5,875,116	-
		Capital paid in	3,238,877	5,328,628	-
		Marketing contribution	563,964	-	-
		Received interests	10,687	-	-
Cervecería Austral S.A.	Equity investee	Purchase of products	-		5,240
		Services received (income)	91,809		10,820
		Sale of raw materials	15,690	11,374	52,448
		Distribution services (expense)	-	-	18,714
		Royalties received	106,651	110,793	-
		Royalties paid	410,872	455,861	492,595
		Payments	9,623	1,109	19,768
		Licenses and technical (income)	-	193,553	62,932
		Advertising	78,598	-	21,238
Comercial Patagona Ltda.	Affiliate	Purchase of products	7,948	9,117	34,562
		Transport	45,128		-
		Advertising		10,360	-
		Services rendered (income)	7,115	1,033,339	40,049
		Sale of products	501,056	900,301	721,791
		Services rendered	3,870		-
Compañía Cervecera
Kunstmann S.A.	Equity investee	Purchase of products	-	-	199,075
		Services rendered	49,456	13,055	-
		Sale of products	503	234	-
		Technical assistance recovery	37,127	4,213	28,798
		Payments	66,722	1,554	66,914
		Expense recovery	-	-	31,532
Cotelsa S.A.	Affiliate	Purchase of products	86,604	115,147	191,656
Editorial Trineo S.A.	Affiliate	Purchase of products	104,309	460,081	398,338
		Services received (expense)	-	14,053	53,575

Company	Relationship	Transaction	2005	2004	2003

			ThCh$	ThCh$	ThCh$

Empresa Nacional de
Telecomunicaciones S.A.	Affiliate	Services received (expense)	223,164	220,689	382,635
Entel PCS
Telecomunicaciones S.A.	Affiliate	Services received (expense)	442,369	547,527	517,556
Hoteles Carrera S.A.	Affiliate	Services received (expense)	3,270	6,661	30,450
		Sale of products	333	2,349	17,794
Heineken Brouwerijen B.V.	Indirect	Services received (expense)	32,045	35,748	19,077
		Royalty	183,301	699,397	290,199
		Marketing contribution	-	346,598	295,798
		Sale of products	154,700	52,573	-
		Licenses and technical assistance	454,425	1,375,244	381,046
		Others	25,617	-	-
Inmobiliaria Norte Verde S.A.	Affiliate	Services received (expense)	81,222	51,857	-
Inmobiliaria y Constructora
Vitacura 2650	Indirect	Sale of asset	-	7,643,066	-
Lanzville Investments
Establishment	Affiliate	Adjustment paid	-		2,032
Industria Nacional
de Alimentos S.A.	Affiliate	Payment of shares	-	518	-
		Purchase of fixed asset	-	21,181	-

Quiñenco S.A.	Affiliate	Services received (expense)		4,815	-
Soc. Agrícola y Ganadera
Río Negro Ltda.	Affiliate	Purchase of products	-		358,707
		Sale of products	-		10,351
Telefónica del Sur Carrier S.A.	Affiliate	Services received (expense)	-	-	9,144
Telefónica del Sur S.A.	Affiliate	Services received (expense)	8,788	6,914	47,273
Telefónica del Sur
Servicios Intermedios S.A.	Affiliate	Services received (expense)	13,552	4,702	-
Viña Dassault San Pedro S.A.	Equity	Sales of products and services (income)	26,283	60,224	160,690
	investee	Services rendered (income)	48,623	-	-
		Capital paid in	654,235	-	-
		Remittance received	60,000	2,155,453	-
		Remittance paid	243,121	34,497	-
		Payments on behalf of Dassault	31,690	1,584	19,022
Viña Tabalí S.A.	Equity	Payments on behalf of Tabalí	11,017	7,152	371
	investee	Purchase of products	285,958	30,031	-
		Sale of products	440,052	135,771	-
		Remittance received	-	1,324,873	-
		Remittance paid	234,741	7,475	-
		Purchase of raw materials	-	760	-
		Services rendered (income)	67,989	65,999	-
		Loans granted	-	1,199,243	-
Cooperativa Agrícola Control
Pisquero del Elqui y Limarí Ltda.	Affiliate	Payments on behalf of related companies	140,310	-	-
Inmobiliaria del Norte Ltda.	Affiliate	Services received	-	-	23,897

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

NOTE 17 - COMMITMENTS AND CONTINGENCIES

At December 31, 2005, Viña San Pedro S.A. had granted mortgages and pledges over a portion of its property and equipment with a book value of ThCh$ 5,136,386 to guarantee obligations aggregating ThCh$ 1,823,060.

The Company was party to an investment agreement signed on December 14, 1995 between the Company, CCU Argentina and Anheuser-Busch that gives Anheuser-Busch the option of increasing its stake in CCU Argentina S.A. to 20% at a price based on book value plus a premium determined by current market conditions. In November 2004, Anheuser-Busch (A-B) sold its 20% participation in CCU, through a domestic market public bid and, to our knowledge, no single investor acquired a significant portion of A-B's share.

At December 31, 2005, the Company was a defendant in a number of commercial lawsuits of the type normally associated with the Company’s business and involving claims for damages for minor amounts. The Company accrued a provision of ThCh$ 719,673 at December 2005 for these amounts because management believes that most of the resulting judgments will be favorable and any further losses incurred will not result in any material liability to the Company.

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

NOTE 18 - REMUNERATION OF DIRECTORS

During 2005, the Directors of the Company and its subsidiaries received ThCh$ 560,768 (ThCh$ 486,427 in 2004 and ThCh$ 479,549 in 2003) with respect to fees for attendance at Board meetings, which have been included in the Consolidated Statements of Income under Selling and administrative expenses. In addition, an accrual of ThCh$ 1,243,741 was recorded corresponding to the Directors’ participation in dividend for the year 2005 (ThCh$ 1,227,828 in 2004 and ThCh$ 1,564,935 in 2003) which has also been included in Selling and Administrative expenses in the Consolidated Statements of Income. The participation in earnings is approved each year at the annual shareholders’ meeting.

NOTE 19 – NON-OPERATING INCOME

The following items are included in Non-operating income:

	2005	2004	2003

	ThCh$	ThCh$	ThCh$
Interest earned from investments in banks and
other financial institutions	800,023	114,776	2,685,552
Equity in net income of unconsolidated affiliates	391,866	248,595	21,152,350
Amortization of negative goodwill	51,970	39,950	43,637
Gain on sale of properties held for sale and other assets	437,289	3,379,758	1,142,036
Rental income	82,193	94,126	122,488
Gain on sales of glass, plastic boxes and by-products	350,615	289,969	334,973
Adjustment to Provision for properties held for sale
and other assets	658,812	-	-
Other	474,711	361,369	524,853

Total	3,247,479	4,528,543	26,005,889

During December 2004, the Company sold land that was reported as part of its available for sale assets. This land is being used to construct an office building of which the Company has committed to lease a significant portion through an agreement described in Note 17. The purchase price received represented a net gain before income taxes of ThCh$ 5,246,353 of which ThCh$ 3,108,950 was recognized in non-operating income. The balance of the gain is related to the portion of the land that was assigned to the offices to be leased by the Company and therefore the gain on sale was deferred (see Note 12) and shall be amortized beginning upon the commencement of the lease over 25 years, the term of the lease. At December 31, 2005, the construction of the building was not yet completed.

NOTE 20- NON-OPERATING EXPENSES

The following items are included in the Non-operating expenses:

	2005	2004	2003

	ThCh$	ThCh$	ThCh$
Interest expense	7,412,355	6,143,470	6,011,586
Amortization of goodwill	2,577,285	2,256,434	2,354,742
Equity in loss of unconsolidated affiliates	384,900	-	190,843
Director’s participation based on dividends	311,972	-	547,777
Loss on sale, provision for impairment and
write-offs of assets	101,983	725,479	1,714,907
Severance indemnities	301,542	178,996	701,219
Other	1,227,840	1,640,776	1,338,254

Total	12,317,877	10,945,155	12,859,328

NOTE 21 - PRICE-LEVEL RESTATEMENT AND EXCHANGE DIFFERENCES

The price-level restatement adjustment and foreign currency exchange gain (loss) is determined as follows:

	2005	2004	2003

	ThCh$	ThCh$	ThCh$
Restatement of non-monetary accounts
based on Consumer Price Index and UF’s:
Property, plant and equipment and bottles and containers	9,512,008	6,445,460	2,648,086
Investments in unconsolidated affiliates, plus goodwill
and negative goodwill	4,371,171	2,851,098	1,499,075
Investments in other companies and marketable securities	217,618	119,345	(32,882)
Other assets	3,286,599	1,754,169	910,643
Shareholders’ equity	(10,083,816)	(6,777,606)	(2,376,245)
Inventories	1,101,675	622,229	(255,483)
Increase in liabilities denominated in UF’s due
to indexation	(6,982,712)	(2,806,429)	(952,987)
Net restatements of income and expense accounts
in terms of year-end constant pesos	(1,967,397)	(1,399,569)	(144,445)

Total price-level restatement	(544,854)	808,697	1,295,762

Remeasurement and translation of accounts in foreign currencies:
Cash	(251,690)	129,150	(653,907)
Time deposits and marketable securities	282,832	(238,250)	(81,722)
Accounts receivable-trade and other	39,465	(2,262,612)	(1,169,470)
Accounts receivable from related companies	(111,498)	(52,159)	(509,565)
Inventories	(96,417)	(15,456)	(53,161)
Other current assets	14,495	(18,682)	(78,065)
Other assets	24,981	11,747	(120,400)
Short-term borrowings	(804,281)	95,605	1,180,845
Other current liabilities	675,137	944,658	565,844
Income taxes	9,934	2,989	-
Long-term borrowings and other long-term liabilities	610,277	715,719	889,108
Foreign exchange loss arising from translation
of assets and liabilities in Argentina (net)	(40,933)	(65,084)	74,461

Total foreign currency exchange gain (loss)	352,302	(752,374)	43,968

Total price-level restatement and exchange differences	(192,552)	56,322	1,339,730

Assets and liabilities denominated in or exposed to the effects of foreign currency are included in the consolidated financial statements and translated into Chilean pesos as described in Note 1 e) and m) as follows:

	At December 31,
	2005	2004

	ThCh$	ThCh$
Assets
Current assets	30,453,106	35,361,238
Property, plant and equipment	71,822,536	73,104,706
Other assets	13,730,223	16,085,275

Total	116,005,865	124,551,219

Liabilities
Current liabilities	25,454,955	56,066,294
Long-term liabilities	69,659,435	62,199,307

Total	95,114,390	118,265,601

The amounts detailed above include the non-monetary assets and liabilities of investments in foreign subsidiaries and investees (Compañía Cervecerías Unidas Argentina S.A. expressed in US dollars in conformity with the application of Technical Bulletin No. 64 as described in Note 1 m).

NOTE 22 - SEGMENT REPORTING

The Company has determined that the information used by its key decision makers for making operating decisions and assessing performance include the following five segments: production and sale of beer in Chile, production and sale of beer in Argentina, soft drinks and mineral water, wine and pisco (added beginning in 2005). All other activities, including corporate activities not allocated to others segments, are presented under the title Other. This includes the production and sale of chocolates and candies, and the sale of plastic cases and containers to unaffiliated companies. As a result of the Company's expansion and increased operations in the pisco market, this is the first year pisco has been presented as an individual segment. It was previously included in Other. Historical information has been restated to reflect the current segments. Total revenue by segment includes sales to unaffiliated customers, as reported in the Company’s Consolidated Statements of Income.

Operating income is total revenues less operating expenses, which include Cost of sales and Selling and administrative expenses. In computing operating income, none of the following items has been added or deducted: net interest expenses, equity in net income (loss) of unconsolidated affiliates, price-level restatement, other income and expenses, minority interest and income taxes.

Identifiable assets by segment are those that are used in the operations in each segment, as reported to the chief operating decision maker of the Company.

	Year Ended December 31, 2005

			Soft drinks and mineral water
Statement of income data	Beer-Chile	Beer-Argentina		Wine	Pisco	Other	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total revenue	188,431,040	46,735,451	135,609,886	83,996,159	28,544,240	8,730,136	492,046,912

Operating income (loss)	49,806,520	2,394,254	11,568,715	1,437,486	(1,504,235)	2,767,172	66,469,912

Equity in net income of unconsolidated affiliates	-	-	-	-	-	-	6,966
Other income	-	-	-	-	-	-	2,055,590
Interest expense (net)	-	-	-	-	-	-	(6,612,332)
Other expenses	-	-	-	-	-	-	(4,520,622)
Price-level restatement	-	-	-	-	-	-	(192,552)

Income before income tax and minority interest	-	-	-	-	-	-	57,206,962

Balance Sheet Data at December 31, 2005:
Identifiable assets	177,613,492	64,799,254	88,080,817	98,711,261	27,975,755	21,348,674	478,529,253

Cash and cash equivalents						-	52,621,375
Investments in unconsolidated affiliates and
other companies						-	13,364,268
Goodwill	-	9,971,604	8,064,262	4,048,134	10,055,510	1,959,712	34,099,222
Negative goodwill	(730,016)	(426,476)	-		-	85,925	(1,070,567)
Corporate assets		-	-	-	-	-	65,729,272

Total consolidated assets	-	-	-	-	-	-	643,272,823

Sales of each segment include:
Beer	185,947,857	46,386,893	-	-	-	-	-
Carbonated drinks	-	-	90,119,319	-	-	-	-
Nectars	-	-	18,614,448	-	-	-	-
Mineral waters	-	-	26,328,647	-	-	-	-
Wine	-	-	-	77,980,357	-	-	-
Pisco	-	-	-	-	28,199,910	-	-
By-products	493,644	71,064	-	10,742	-	-	-
Other products	1,989,539	277,494	547,472	6,005,060	344,330	-	-

Total	188,431,040	46,735,451	135,609,886	83,996,159	28,544,240	-	-

	Year Ended December 31, 2004

			Soft drinks and mineral water
Statement of income data	Beer-Chile	Beer-Argentina		Wine	Pisco	Other	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total revenue	169,158,398	41,584,364	124,610,667	84,941,372	8,595,775	6,792,551	435,683,127

Operating income (loss)	45,396,223	(142,710)	9,768,757	5,073,587	(2,248,648)	2,973,173	60,820,382

Equity in net income of affiliates companies	-	-	-	-	-	-	248,595
Other income	-	-	-	-	-	-	4,165,172
Interest expense (net)	-	-	-	-	-	-	(6,028,694)
Other expenses	-	-	-	-	-	-	(4,801,686)
Price-level restatement	-	-	-	-	-	-	56,323

Income before income tax and minority interest	-	-	-	-	-	-	54,460,092

Balance Sheet Data at December 31, 2004:
Identifiable assets	175,387,921	70,030,284	90,003,311	99,901,544	5,265,072	15,209,726	455,797,858

Cash and cash equivalents						-	62,366,302
Investments in unconsolidated affiliates and
other companies				-	-	-	9,876,615
Goodwill	-	12,260,202	8,647,224	4,456,978	-	2,088,373	27,452,777
Negative goodwill	-	(520,488)	-	-	-	-	(520,488)
Corporate assets	-	-	-	-	-	-	58,588,329

Total assets	-	-	-	-	-	-	613,561,393

Sales of each segment include:
Beer	167,037,114	40,990,770	-
By-products	534,704	52,806	-	68,368	-	-	-
Carbonated drinks	-	-	89,646,738	-	-	-	-
Nectars	-	-	16,320,832	-	-	-	-
Mineral waters	-	-	18,289,836	-	-	-	-
Wine	-	-	-	80,497,237	-	-	-
Pisco			-	-	8,581,356	-	-
Other products	1,586,580	540,788	353,261	4,375,767	14,419	-	-

Total	169,158,398	41,584,364	124,610,667	84,941,372	8,595,775	-	-

	Year Ended December 31, 2003

			Soft drinks and mineral water
Statement of income data	Beer-Chile	Beer-Argentina		Wine	Pisco	Other	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total revenue	158,937,026	33,530,141	122,433,200	87,678,894	4,571,524	687,022	407,837,807

Operating income (loss)	41,202,290	(3,701,532)	7,387,514	3,659,618	(1,961,932)	2,115,733	48,701,691

Equity in net income of affiliates companies	-	-	-	-	-	-	20,961,507
Other income	-	-	-	-	-	-	2,167,986
Interest expense (net)	-	-	-	-	-	-	(3,326,033)
Other expenses	-	-	-	-	-	-	(6,656,900)
Price-level restatement	-	-	-	-	-	-	1,339,730

Income from continuing operations before
income tax and minority interest	-	-	-	-	-	-	63,187,981

Balance Sheet Data at December 31, 2003:
Identifiable assets	173,393,783	75,181,189	100,117,237	98,633,821	4,184,906	13,157,397	464,668,333

Cash and cash equivalents	-	-	-	-	-		70,463,248
Investments in affiliated and other companies	-	-	-	-			5,906,853
Goodwill	-	14,535,237	9,230,186	4,865,823	-	2,215,073	30,846,319
Negative goodwill	-	(611,963)	-	-	-	-	(611,963)
Corporate assets	-	-	-	-	-	-	41,690,923

Total assets	-	-	-	-	-	-	612,963,713

Sales of each segment include:
Beer	156,412,427	32,020,687	-	-	-	-	-
By-products	530,477	49,382	-	-	-	-	-
Carbonated drinks	-	-	90,461,108	-	-	-	-
Nectars	-	-	13,924,726	-	-	-	-
Mineral Water	-	-	17,747,396	-	-	-	-
Wine	-	-	-	85,240,456	-	-	-
By-products	-	-	-	10,260	-	-	-
Pisco	-	-	-	-	4,570,511	-	-
Other products	1,994,122	1,460,072	299,970	2,428,178	1,013	-	-

Total	158,937,026	33,530,141	122,433,200	87,678,894	4,571,524	-	-

Depreciation was allocated to each of the segments as follows:

Segment	2005	2004	2003

	ThCh$	ThCh$	ThCh$
Beer-Chile	19,012,495	18,702,141	18,855,418
Beer-Argentina	4,914,428	5,634,201	7,180,023
Soft drinks and mineral water	10,271,168	12,103,742	12,488,105
Wine	4,500,117	4,491,451	2,775,908
Pisco	822,158	259,989	138,078
Other	1,071,885	1,160,872	1,209,514

Total	40,592,251	42,352,396	42,647,046

Capital expenditures for each of the segments were as follows:

Segment	2005	2004	2003

	ThCh$	ThCh$	ThCh$
Beer-Chile	15,641,376	9,261,392	6,078,753
Beer-Argentina	7,969,329	8,306,658	5,570,922
Soft drinks and mineral water	9,953,278	4,871,067	5,674,017
Wine	3,238,621	2,992,589	3,051,504
Pisco	826,638	1,390,749	1,169,679
Other	2,517,992	1,237,326	652,223

Total	40,147,234	28,059,781	22,197,098

Information about the Company’s operations in different geographic areas is as follows:

	2005

	Chile	Argentina	Eliminations	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$
Sales to third parties	441,398,022	50,837,777	(188,887)	492,046,912

Operating income (loss)	64,891,280	1,578,632		66,469,912

Total assets at December 31, 2005	545,165,794	99,511,286	(1,404,258)	643,272,822

	2004

	Chile	Argentina	Eliminations	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$
Sales to third parties	390,581,615	45,171,508	(69,995)	435,683,128

Operating income (loss)	61,705,586	(885,204)		60,820,382

Total assets at December 31, 2004	505,580,682	109,501,087	(1,520,378)	613,561,391

	2003

	Chile	Argentina	Eliminations	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$
Sales to third parties	366,465,089	41,437,831	(65,113)	407,837,807

Operating income	52,754,764	(4,053,073)		48,701,691

Total assets at December 31, 2003	497,301,373	116,398,765	(736,425)	612,963,713

NOTE 23 - SUBSEQUENT EVENTS

There are no subsequent events, which have occurred between December 31, 2005 and the issuance date of these consolidated financial statements (June 22, 2006) that could significantly affect them.

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

1. Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements which have resulted in amounts which differ from those that would have otherwise been determined under US GAAP are as follows:

a) Inflation accounting

The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-year period ended December 31, 2005 was approximately 6.2% .

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

b) Revaluations of property, plant and equipment

As mentioned in Note 1 k), certain property, plant and equipment are reported in the financial statements at amounts determined in accordance with a technical appraisal carried out in 1979. The revaluation of property, plant and equipment is an accounting principle that is not generally accepted in the United States. As of December 31, 2005 these assets have been fully depreciated. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation and prior years depreciation charges, are shown in paragraph 1 s) below.

c) Fixed assets held for sale

i. Reversal of impairment

Net income reported in the Chilean GAAP financial statements for the year ended December 31, 2005 included the effects of the reversal of a valuation allowance recorded in previous years to write-down the carrying value of property, plant and equipment held for sale to estimated market value (Note 19). This reversal of a provision, which established a new cost basis for Chilean GAAP purposes, was not in conformity with accounting principles generally accepted in the United States. In accordance with FASB 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, restoration of a previously recognized impairment loss is prohibited under US GAAP. The Chilean GAAP other income recognized in 2005 has been reversed and is reflected in the reconciliation of net income to US GAAP for the year in paragraph s) below. The US GAAP adjustment will be reversed when these assets are sold.

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

These assets recorded as held for sale under Chilean GAAP do not meet the requirements to be classified as held for sale under US GAAP. As these assets were recorded at fair value as of December 31, 2005, 2004 and 2003 for Chilean GAAP purposes, there is no Statement of Income impact for US GAAP purposes as US GAAP requires the reclassification of assets held for sale to be made at 1) the lower of fair value or 2) the carrying amount of the assets before they were classified as held for sale plus the depreciation that would have been reclassified as if the assets were classified as held for sale for a all periods presented.

d) Reversal of gain on sale of land

In December 2004, the Company sold land previously classified as land-held-for-sale and included in other assets. As part of the transaction, the Company will lease certain office space in a building to beeing constructed by a third party on the land. Additionally, the Company has obtained certain purchase options on eleven floors to be leased in the newly constructed building. For Chilean GAAP purposes, the Company recognized a gain of ThCh$ 3,108,950 for the portion of the building that the Company will not lease, and a liability, "Deferral of gain on sale of land" of ThCh$ 2,137,403 included in other long-term liabilities, which will be amortized over the 25 year lease term. See notes 12 and 19 to the financial statements. For US GAAP purposes, the transaction is considered a direct financing lease and accordingly the sale and related gain were reversed and the assets remained with the Company. Upon completion of construction, this transaction will be accounted for as a financing lease. For US GAAP purposes the entire gain of ThCh$ 5,246,353 will be recognized when the purchase option expires. Under US GAAP, upon completion of construction of the building, the Company will recognize lease expense for use of the leased floors and a related financing charge associated with the interest portion of the lease and funds received. For the year ended December 31, 2005, the Company recognized rental income for the use of the land while the building is under construction and financing expenses in relation to the funds previously received for the land. The impact of these adjustments are reflected in paragraph s) below.

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

f) Subsidiary recapitalization

The Company completed the legal recapitalization of its subsidiaries, Embotelladoras Chilenas Unidas S.A. and Comercial CCU Santiago, in 2004 (See Note 1 b)). The transaction had no impact on operating results; however, resulted in an increase in the tax basis of the subsidiaries in the amount of ThCh$ 17,064,171 (historic) and a corresponding increase of ThCh$ 2,900,909 (historic) in the Company’s deferred tax asset. For Chilean GAAP purposes, this increase in deferred tax assets was recorded as a credit directly to Shareholders’ Equity to be amortized over future periods. For US GAAP purposes, such changes in deferred taxes due to the reversals of timing differences were recorded for 2004 operating results as a credit to deferred tax expense. The effect of this adjustment is reflected in paragraph s) below. Given that this adjustment is already reflected in Chilean GAAP equity, no adjustment to US GAAP equity is necessary.

g) Investment securities

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

For the years ended December 31, 2005, 2004 and 2003 the Company’s investments in marketable securities subject to SFAS No. 115 were not significant and therefore no adjustment to net income as reported pursuant to Chilean GAAP was necessary.

h) Goodwill and purchase accounting

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

Under US GAAP, goodwill and other intangibles are accounted for under SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 requires the purchase method of accounting be used for all business combinations and prohibits the use of the pooling-of-interests method of accounting after this date. With respect to the purchase method of accounting, the cost of an investment is assigned to the tangible and identified intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of cost over the fair value of net assets acquired is recorded as goodwill. If an excess of acquired net assets over cost arises, the excess is allocated to reduce proportionally the values assigned to non-current assets (except long-term investments in marketable securities) in determining their fair values. If the allocation reduces the non-current assets to zero value, the remainder of the excess over cost (negative goodwill) is written off immediately as an extraordinary gain. SFAS No. 141 establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized).

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

In March 2005, the Company purchased, an 80% ownership in the entity Compañia Pisquera de Chile (see Note 1 b) (7)). The transaction was accounted for as a purchase under Chilean GAAP Technical Bulletin N°. 72, Business Combinations, (TB 72) and accordingly the assets new carrying value was determined based on the fair value at the date of purchase. In accordance with TB 72, the Company recognized goodwill for the excess purchase price over the fair value of the assets acquired in the amount of ThCh$ 10,055,509. For US GAAP, this transaction was accounted for in accordance with FAS 141 and was not considered material to the Company. There were no material differences related to the application of purchase accounting under Chilean GAAP and US GAAP for this transaction.

The effects of the differences between Chilean and US GAAP in accounting for goodwill and negative goodwill (reversal of amortization for US GAAP) are shown in paragraph 1 s) below.

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

i) Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the issued and subscribed shares, an open stock corporation in Chile must distribute a cash dividend in an amount equal to at least 30% of the Company’s net income for each year adjusted for the deficit under developing period as determined in accordance with Chilean GAAP. Under Chilean GAAP, even though the minimum dividend is a legal requirement, the dividend is not recorded until it is declared by the Company. Since the payment of the 30% dividend out of each year’s income is a legal requirement in Chile, a provision has been made in the accompanying US GAAP reconciliation in paragraph 1 s) below to recognize the corresponding decrease in net equity at December 31, 2005, 2004 and, 2003.

j) Trademarks and brands names

Under Chilean GAAP, beginning in 1998 trademarks are amortized over a period not exceeding 20 years; prior to 1998, trademarks were not required to be amortized. Under US GAAP, trademarks with definite useful lives are amortized over the remaining legal life or a period not exceeding 40 years. With respect to the purchase in 1999 of the additional 45% interest in ECUSA, the purchase price exceeded the fair value of the assets acquired and liabilities assumed on the date of purchase. As a result, trademarks with an assigned fair value of ThCh$ 7,548,303 were determined. Under US GAAP these trademarks were amortized over a period of five years which was determined to be the legal life of the trademark. As of December 31, 2004, these trademarks were fully amortized for US GAAP purposes. Additionally, trademarks held by Viña San Pedro S.A. and Compañía Cervecerías Unidas Argentina S.A. are being amortized over 20 years for Chilean GAAP but 40 years for US GAAP as there is no limited legal life. In 2005, as part of the CPCh acquisitions (see Note 24 1 h) above), the Company purchased various pisco brands names for a total cost of ThCh$ 514,483. Under Chilean GAAP these brands are being amortized over the maximum permissible period of 20 years. For US GAAP these brands were also determined to have a 20 useful life. The adjustments for differences in amortization periods are made in the reconciliation between Chilean GAAP and US GAAP in the paragraph 1 s) below.

k) Staff severance indemnities

For Chilean GAAP purposes, the Company provides for severance indemnities when rights to such benefits have been formally guaranteed to employee groups. Severance indemnities are included in Accrued expenses and other liabilities in the Consolidated Balance Sheets. In those cases were the union contracts limit the benefit to a maximum number of employees per year, such obligation is shown under current liabilities. In those cases were severance payments do not include a limit per year, the obligation has been calculated based on the projected benefit obligation considering retirement age and discounted at present value applying a discount rate of 7%.

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

l) Capitalization of interest

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

m) Capitalization of financing costs related to repaid debt

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

n) Comprehensive income

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

p) Accounting for joint venture in Viña Dessault San Pedro S.A.

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

This transaction resulted in a gain under Chilean GAAP of ThCh$ 869,740 (historic) because the book value of the land was ThCh$ 1,032,047 (historic). Since Viña Totihue S.A. is an equity method investee of Viña San Pedro S.A., the Company deferred 50% of the gain generated in the transaction and recognized the other 50% in Other income in the statement of income for 2001. The deferred gain is being amortized to income annually under Chilean GAAP over period of 20 years.

Under US GAAP, the exchange of the land for an interest in the joint venture did not result in gain recognition because the investee received no cash. Accordingly, the gain on the exchange, and the subsequent amortization of the deferred gain, have been reversed in the reconciliation in paragraph 1 s) below.

q) Subsidiary issuance of shares – negative goodwill

In June 2005, the Company’s subsidiary CCU Argentina S.A. issued shares of common stock. The subsidiary’s minority investor did not participate in the offering and all shares were purchased by the Company. The stock was issued at a price below the book value of the shares resulting in an increase in the Company’s percentage of ownership in its subsidiary. For Chilean GAAP purposes, the excess of the fair value of the acquired shares, and related assets, was recorded as negative goodwill and is being amortized over a period of 20 years. For US GAAP, when an investor buys more than its proportion of shares sold by an investee at a price under book value, the excess should first be allocated as a pro rata reduction of the amounts that other wise would have been assigned to all of the eligible acquired assets. If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess should be recognized as a gain. For US GAAP the related gain associated with this transaction is presented a reconciling item in paragraph s) below.

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

At December 31, 2005, the Company has three outstanding cross-currency derivative contracts intended to protect the Company against foreign currency and interest rate risk. These derivative contracts are hedges against future interest and capital payments amounting to US$ 134,000,000 related to the syndicated loan described in Note 10. As at December 31, 2004, the Company had one outstanding cross-currency derivative contract for a total notional amount of US$ 100,000,000.

At December 31, 2005, the Company has fourteen forward contracts to sell US dollars for a total notional amount of US$ 27,610,000 and eighteen forward contracts to buy US dollar for a total notional amount of US$ 18,588,000. These derivatives all mature during the year 2006.

At December 31, 2004, the Company has twelve derivative contracts consisting of forward contracts to sell US dollars for a notional amount of US$ 16,369,500 which mature during the year 2005. At December 31, 2003, the Company had three derivative contracts consisting of forward contracts to sell US dollars for a total notional amount of US$ 25,900,000. These forward contracts were obtained to protect the Company from foreign exchange risk with respect to money market funds and trade accounts receivable denominated in US dollars.

Under US GAAP, the Company applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS 137 and SFAS 138 on the same matter (collectively referred to herein as “SFAS 133”). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 requires that all derivative instruments be recognized on the balance sheet at fair value and that changes in the fair value be recognized in income when they occur, the only exception being derivatives that qualify as hedges. To qualify the derivative instrument as a hedge, the Company must meet strict hedge effectiveness and contemporaneous documentation requirements at the initiation of the hedge and assess the hedge effectiveness on an ongoing basis over the life of the hedge.

At December 31, 2005, 2004 and 2003, the forward contracts and the cross-currency interest-rate swap contracts designated as hedges for Chilean GAAP purposes, did not meet the documentation requirements to be designated as hedges under US GAAP. Accordingly, for US GAAP purposes the Company recognizes all changes in fair values in results as incurred. During the year ended December 31, 2005, deferred gains have been recognized for certain derivative contracts under Chilean GAAP. Deferrals are not permitted under US GAAP for companies that not qualify for hedge accounting. These deferred gains have been adjusted for in companies paragraph s) below. There were no adjustments for derivatives related to 2003 and 2004.

s) Effects of conforming to US GAAP

The adjustments to reported net income pursuant to Chilean GAAP required to conform with accounting principles generally accepted in the United States are as follows (all amounts are expressed in thousands of Chilean pesos of December 31, 2005 purchasing power):

	2005	2004	2003

	ThCh$	ThCh$	ThCh$
Net income as shown in the Chilean GAAP
financial statements	48,177,127	47,028,045	57,436,180
Reversal of depreciation on revaluation adjustment
of property, plant and equipment (par. 1b))	-	(10,004)	(10,004)
Reversal of impairment of fixed assets held for sale (par. 1c))	(658,812)	-	-
Adjustment related to sale of land (par. 1d))	(179,388)	(3,220,872)	-
Adjustment for deferred income taxes (par. 1e))	547,998	1,530,078	607,302
Deferred tax assets generated from the merger
of subsidiaries (par. 1f))	(1,054,278)	3,005,341	-
Adjustment for amortization of goodwill
and negative goodwill (par. 1h))	2,525,315	2,216,484	2,311,105
Adjustment for amortization of trademarks with different
useful lives (par. 1j))	279,373	(1,164,466)	(1,469,847)
Adjustment for employee severance indemnities (par. 1k))	(3,383,071)	92,704	(49,011)
Adjustment for capitalization of interest cost (par. 1l))	411,718	(116,801)	45,897
Adjustment for capitalized costs on repaid debt (par. 1m))	324,776	(1,941,968)	-
Reversal of deficit during development period
of subsidiary (par. 1o))	(463,614)	(375,768)	(218,653)
Reversal of gain on investment in
Viña Dessault San Pedro S.A. (par. 1p))	(13,103)	(13,139)	(26,285)
Reversal of negative goodwill for share issuance of Compañía
Cervecerías Unidas Argentina S.A. (par.1 q))	660,606	-	-
Derivative financial instrument (par. 1 r))	2,401,850	-	-

Net income according to US GAAP	49,576,497	47,029,634	58,626,684

Other comprehensive income adjustments:
Foreign currency translation adjustments	(10,471,997)	(6,332,151)	(18,982,541)
Unrealized gains (losses) on securities (par. 1g))	82,521	128,318	117,067

Other comprehensive gains (loss) income adjustments	(10,389,476)	(6,203,833)	(18,865,474)

Comprehensive income in accordance with US GAAP (par. 1n))	39,187,021	40,825,801	39,761,210

The adjustments required to conform net equity amounts to the accounting principles generally accepted in the United States are as follows:

	2005	2004	2003

	ThCh$	ThCh$	ThCh$
Net equity as shown in the Chilean GAAP
financial statements	319,030,483	312,979,480	296,027,560
Reversal of revaluation of property, plant and
equipment (par. 1 b))	(2,836,000)	(2,836,000)	(2,836,000)
Reversal of accumulated depreciation on revaluation
of property, plant and equipment (par. 1b))	(250,066)	(250,066)	(240,062)
Reversal of revaluation of fixed assets held
for sale (par. 1b))	(7,716,251)	(7,716,251)	(7,784,789)
Reversal of accumulated depreciation on revaluation
of fixed assets held for sale (par. 1b))	1,124,646	1,124,646	1,124,646
Reversal of previously recognized impairment losses (par. 1c))	(658,812)	-	-
Reversal of gain on sale of land (par 1d))	(3,400,260)	(3,220,872)	-
Assets (liabilities) from deferred income taxes
under FAS 109 (par. 1e))	848,631	300,633	(1,229,445)
Adjustment for unrealized (loss) on investment securities (par. 1g))	-	128,318	-
Adjustment of goodwill and negative goodwill on
equity investments (par. 1h))	21,388,714	18,863,399	16,646,915
Minimum dividend permitted by law (par. 1i))	(4,898,053)	(5,199,252)	(6,069,653)
Amortization of trademarks for different useful lives (par. 1j))	(6,399,274)	(6,678,647)	(5,514,180)
Adjustment of employee severance indemnities (par. 1k))	(5,757,045)	(2,373,974)	(2,466,679)
Adjustment for capitalization of interest cost (par. 1l))	5,422,666	5,010,948	5,127,748
Reversal of capitalized issuance costs (par 1m))	(1,617,192)	(1,941,968)	-
Reversal of negative goodwill for change Compañía
Cervecerías Unidas Argentina S.A. participation (par. 1q))	660,606	-	-
Reversal of gain on investment in
Viña Dassault San Pedro S.A. (par. 1p))	(518,933)	(505,830)	(492,692)
Derivative financial instruments (par. 1 r))	2,401,850	-	-

Net equity according to US GAAP	316,825,710	307,684,564	292,293,369

Accumulated other comprehensive income (loss)	(6,274,641)	(70,809)	18,794,665
Other comprehensive income (loss) adjustments	(10,389,476)	(6,203,832)	(18,865,472)

Accumulated Other Comprehensive Income
(Loss) in accordance with US GAAP	(16,664,117)	(6,274,641)	(70,807)

Total shareholders’ equity in accordance with US GAAP
including accumulated other comprehensive income (loss)	300,161,593	301,409,923	292,222,562

The following summarizes the changes in Shareholders’ equity under US GAAP during the years ended December 31, 2005, 2004 and 2003:

ThCh$

Balance at December 31, 2002	465,763,873

Dividend declared	(206,854,801)
Minimum dividend at year-end required by law	(6,069,653)
Net income for the year	58,626,684
Cumulative translation adjustment for the year	(19,172,734)
Balance at December 31, 2003	292,293,369

Dividend declared	(26,306,733)
Reversal of accrued minimum dividend from prior year	6,069,652
Minimum dividend at year-end required by law	(5,199,252)
Net income for the year	47,029,634
Cumulative translation adjustment for the year	(6,330,424)
Unrealized losses on securities	128,318
Balance at December 31, 2004	307,684,564

Dividend declared	(30,350,270)
Reversal of accrued minimum dividend from prior year	5,199,252
Minimum dividend at year-end required by law	(4,898,053)
Net income for the year	49,576,497
Cumulative translation adjustment for the year	(10,257,962)
Reversal of gross unrealized gains on investments
that are available-for-sale from prior year, net of tax	(128,318)

Balance at December 31, 2005	316,825,710

2. US GAAP Condensed Financial Statements

CONSOLIDATED BALANCE SHEET

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2005

	As of December 31, 2005

	Consolidated	US GAAP	Consolidated
	Balance Sheet under	adjustments and	Balance Sheet
	Chilean GAAP	reclassifications	under US GAAP

	ThCh$	ThCh$	ThCh$
ASSETS
CURRENT ASSETS
Cash and cash equivalents (1)	52,621,375	-	52,621,375
Marketable securities	16,843,147	(252,535)	16,590,612
Investments in available-for-sale securities	-	252,535	252,535
Accounts receivable-trade and other	85,455,527	-	85,455,527
Accounts receivable from related companies	3,257,435	-	3,257,435
Inventories	70,789,038	-	70,789,038
Prepaid expenses	3,762,057	-	3,762,057
Prepaid taxes	2,877,588	-	2,877,588
Deferred income taxes	2,950,218	(2,950,218)	-
Other current assets	2,320,555	(640,625)	1,679,930

Total current assets	240,876,940	(3,590,843)	237,286,097

PROPERTY, PLANT AND EQUIPMENT, net	320,479,320	(54,367)	320,424,953
OTHER ASSETS	81,916,563	10,866,541	92,783,104

Total assets	643,272,823	7,221,331	650,494,154

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term borrowings	2,313,185	-	2,313,185
Current portion of long-term debt	8,668,657	-	8,668,657
Dividends payable	10,281,295	4,898,053	15,179,348
Accounts payable	39,637,168	-	39,637,168
Notes payable	5,276,673	(640,625)	4,636,048
Other payables	5,187,697	-	5,187,697
Accounts payable to related companies	1,930,819	-	1,930,819
Accrued expenses	19,701,947	-	19,701,947
Withholding taxes payable	12,221,592	-	12,221,592
Income Tax	3,638,464	-	3,638,464
Other current liabilities	148,892	-	148,892

Total current liabilities	109,006,389	4,257,428	113,263,817

LONG-TERM LIABILITIES
Long-term debt	135,708,660	7,826,680	143,535,340
Accrued expenses	4,078,678	3,355,195	7,433,873
Deferred income taxes	12,171,278	(3,798,849)	8,372,429
Other long-term liabilities	22,910,343	(2,214,350)	20,695,993

Total long-term liabilities	174,868,959	5,168,676	180,037,635

Total liabilities	283,875,348	9,426,104	293,301,452

MINORITY INTEREST	40,366,992	-	40,366,992

SHAREHOLDERS’ EQUITY
Common stock	180,497,346	-	180,497,346
Share premium	14,116,197	-	14,116,197
Other reserves	(11,487,580)	1,054,278	(10,433,302)
Retained earnings	135,904,520	(3,259,051)	132,645,469

Total shareholders’ equity	319,030,483	(2,204,773)	316,825,710

Total liabilities and shareholders’ equity	643,272,823	7,221,331	650,494,154

(1) This caption includes time deposits, marketable securities and securities under resale agreements amounting to ThCh$ 25,620,511, ThCh$ 5,777,027 and ThCh$ 11,370,965, respectively, which are cash equivalents.

The above US GAAP Balance Sheet does not reflect certain executory contracts in the amount of ThCh$ 640,625 which are included under Chilean GAAP assets and offsetting liabilities. Such contracts do not meet the requirements of recognition as assets and liabilities under US GAAP.

CONSOLIDATED BALANCE SHEET

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2005

	As of December 31, 2004

	Consolidated	US GAAP adjustments and reclassifications	Consolidated Balance Sheet under US GAAP
	Balance Sheet under
	Chilean GAAP

	ThCh$	ThCh$	ThCh$
ASSETS
CURRENT ASSETS
Cash and cash equivalents (1)	62,366,302	-	62,366,302
Marketable securities	14,807,262	(252,535)	14,554,727
Investments in available-for-sale securities	-	380,853	380,853
Accounts receivable-trade and other	85,781,653	-	85,781,653
Accounts receivable from related companies	1,402,139	-	1,402,139
Inventories	55,698,124	-	55,698,124
Prepaid expenses	4,258,475	-	4,258,475
Prepaid taxes	2,861,244	-	2,861,244
Deferred income taxes	2,969,415	(2,969,415)	-
Other current assets	1,119,684	-	1,119,684

Total current assets	231,264,298	(2,841,097)	228,423,201

PROPERTY, PLANT AND EQUIPMENT, net	312,103,148	(1,600,181)	310,502,967
OTHER ASSETS	70,193,947	8,882,482	79,076,429

Total assets	613,561,393	4,441,204	618,002,597

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term borrowings	33,031,347	-	33,031,347
Current portion of long-term debt	10,354,310	-	10,354,310
Dividends payable	9,648,436	5,199,252	14,847,688
Accounts payable	38,193,287	-	38,193,287
Notes payable	2,657,314	-	2,657,314
Other payables	3,347,639	-	3,347,639
Accounts payable to related companies	1,489,645	-	1,489,645
Accrued expenses	18,381,766	-	18,381,766
Withholding taxes payable	12,501,982	-	12,501,982
Other current liabilities	119,446	-	119,446

Total current liabilities	129,725,172	5,199,252	134,924,424

LONG-TERM LIABILITIES
Long-term debt	97,148,704	7,647,292	104,795,996
Accrued expenses	2,103,944	2,373,974	4,477,918
Deferred income taxes	13,403,839	(3,270,048)	10,133,791
Other long term liabilities	18,103,730	(2,214,350)	15,884,380

Total long-term liabilities	130,760,217	4,536,868	135,297,085

Total liabilities	260,485,389	9,736,120	270,221,509

MINORITY INTEREST	40,096,524	-	40,096,524

SHAREHOLDERS’ EQUITY
Common stock	180,497,346	-	180,497,346
Share premium	14,116,197	-	14,116,197
Other reserves	(55,697)	-	(55,697)
Retained earnings	118,421,634	(5,294,916)	113,126,718

Total shareholders’ equity	312,979,480	(5,294,916)	307,684,564

Total liabilities and shareholders’ equity	613,561,393	4,441,204	618,002,597

(1) This caption includes time deposits, marketable securities and securities under resale agreements amounting to ThCh$ 36,370,947 ThCh$ 4,109,060 and ThCh$ 9,630,647, respectively, which are cash equivalents.

CONSOLIDATED STATEMENT OF INCOME

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2005

	As of December 31, 2005

	Consolidated	US GAAP	Consolidated
	Statement of Income	adjustments and	Statement of Income
	under Chilean GAAP	reclassifications	under US GAAP

	ThCh$	ThCh$	ThCh$
OPERATING RESULTS
Net sales	492,046,912	-	492,046,912
Cost of sales	(235,708,927)	(23,162,581)	(258,871,508)

Gross margin	256,337,985	(23,162,581)	233,175,404
Selling and administrative expenses	(189,868,073)	19,176,391	(170,691,682)

Operating income	66,469,912	(3,986,190)	62,483,722

NON-OPERATING RESULTS
Non-operating income	3,247,479	(710,782)	2,536,697
Non-operating expenses	(12,317,877)	5,942,016	(6,375,861)
Price-level restatements and exchange differences	(192,552)	-	(192,552)

Income before income taxes
and minority interest	57,206,962	1,245,044	58,452,006

EXTRAORDINARY ITEMS	-	660,606	660,606

Income taxes	(9,114,839)	(506,280)	(9,621,119)
Minority interest	85,004	-	85,004

NET INCOME	48,177,127	1,399,370	49,576,497

CONSOLIDATED STATEMENT OF INCOME

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2005

	As of December 31, 2004

	Consolidated	US GAAP	Consolidated
	Statement of Income	adjustments and	Statement of Income
	under Chilean GAAP	reclassifications	under US GAAP

	ThCh$	ThCh$	ThCh$
OPERATING RESULTS
Net sales	435,683,127	-	435,683,127
Cost of sales	(209,818,710)	(20,831,768)	(230,650,478)

Gross margin	225,864,417	(20,831,768)	205,032,649
Selling and administrative expenses	(165,044,035)	13,176,508	(151,867,527)

Operating income	60,820,382	(7,655,260)	53,165,122

NON-OPERATING RESULTS
Non-operating income	4,528,543	(39,950)	4,488,593
Non-operating expenses	(10,945,156)	3,565,634	(7,379,522)
Price-level restatements and exchange differences	56,323	-	56,323

Income before income taxes
and minority interest	54,460,092	(4,129,576)	50,330,516

EXTRAORDINARY ITEMS	-	(404,254)	(404,254)

Income taxes	(6,110,965)	4,535,419	(1,575,546)
Minority interest	(1,321,082)	-	(1,321,082)

NET INCOME	47,028,045	1,589	47,029,634

CONSOLIDATED STATEMENT OF INCOME

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2005

	For the year ended December 31, 2003

	Consolidated	US GAAP	Consolidated
	Statement of Income	adjustments and	Statement of Income
	under Chilean GAAP	reclassifications	under US GAAP

	ThCh$	ThCh$	ThCh$
OPERATING RESULTS
Net sales	407,837,807	-	407,837,807
Cost of sales	(200,915,658)	(19,595,653)	(220,511,311)

Gross margin	206,922,149	(19,595,653)	187,326,496
Selling and administrative expenses	(158,220,458)	14,777,762	(143,442,696)

Operating income	48,701,691	(4,817,891)	43,883,800

NON-OPERATING RESULTS
Non-operating income	26,005,889	(43,637)	25,962,252
Non-operating expenses	(12,859,328)	5,444,730	(7,414,598)
Price-level restatements and exchange differences	1,339,730	-	1,339,730

Income before income taxes
and minority interest	63,187,982	583,202	63,771,184
Income taxes	(5,285,104)	607,302	(4,677,802)
Minority interest	(466,698)	-	(466,698)

NET INCOME	57,436,180	1,190,504	58,626,684

3. Additional disclosure requirements

a) Reclassifications for US GAAP purposes

Income and expenses

Under Chilean GAAP the following expenses arising during the years 2005, 2004 and 2003 are classified as Non-operating expenses whereas under US GAAP they would be classified as Operating expenses:

	2005	2004	2003

	ThCh$	ThCh$	ThCh$
Non-operating expenses:
Director's participation on dividend	311,972	-	547,777
Loss on sale, provision for impairment and write-offs
of assets	349,367	725,950	1,840,992
Severance indemnities	301,542	178,996	701,219

Total	962,881	904,946	3,089,988

Selling and administrative expenses - Under Chilean GAAP, shipping and handling costs are charged to Selling and administrative expenses whereas under US GAAP, the Company’s policy is to classify shipping and handling costs in costs of sales. Shipping and handling costs amounted to ThCh$ 22,698,967, ThCh$ 20,455,623 and ThCh$ 19,376,942 in 2005, 2004 and 2003, respectively.

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

	2005	2004

	ThCh$	ThCh$
Time deposits	25,620,511	36,370,947
Mutual fund shares	5,779,233	4,109,060
Securities purchased under resale agreements	11,370,965	9,630,947

Total	42,770,709	50,110,954

b) Earnings per share

Disclosure of the following earnings per share information is not generally required for presentation in financial statements under Chilean accounting principles, but is required under US GAAP:

	2005	2004	2003

	Ch$	Ch$	Ch$
Basic and diluted earnings per share under US GAAP	155.65	147.66	184.07
Weighted-average number of shares of common stock
outstanding for basic and diluted earnings
per share (in thousands)	318,503	318,503	318,503

Earnings per share is determined by dividing the net income for the year under US GAAP by the weighted-average number of shares of common stock outstanding during each year.

c) Income taxes

The provision for income taxes charged to results is summarized as follows:

	2005	2004	2003

	ThCh$	ThCh$	ThCh$
Current tax expense	(10,786,610)	(8,092,785)	(7,667,547)
Deferred tax under Chilean GAAP	1,671,771	1,981,820	2,382,443
Deferred tax assets generated from the merger	(1,054,278)	3,005,341	-
Additional deferred tax to conform with US GAAP	547,998	1,530,078	607,302

Total provision for US GAAP	(9,621,119)	(1,575,546)	(4,677,802)

Deferred tax assets (liabilities) under US GAAP are summarized as follows at December 31 of each year:

	2005	2004	2003

	ThCh$	ThCh$	ThCh$
Property, plant and equipment	(18,099,383)	(18,822,971)	(22,119,961)
Inventories	(1,445,540)	(849,978)	(717,606)
Adjustment on bottles and container deposits	(2,713,423)	(2,495,011)	(2,040,421)
Other liabilities	(2,433,949)	(1,389,147)	(784,009)

Gross deferred tax liabilities	(24,692,295)	(23,557,107)	(25,661,997)

Accounts receivable	666,218	923,298	1,009,485
Tax loss carryforwards	9,666,977	9,815,898	12,460,820
Less: Valuation allowance	(3,120,388)	(4,415,666)	(9,320,887)
Employee severance indemnities	929,196	399,501	419,336
Other assets	5,489,180	1,337,678	1,434,847
Other	2,688,683	5,362,607	3,091,150

Gross deferred tax assets	16,319,866	13,423,316	9,094,751

Net deferred tax assets (liabilities)	(8,372,429)	(10,133,791)	(16,567,246)

The provision for income taxes differs from the amount of income taxes determined by applying the applicable Chilean statutory income tax rate of 17% in 2005, 17% in 2004 and 16.5% in 2003 to pretax income as a result of the following differences:

	2005	2004	2003

	ThCh$	ThCh$	ThCh$
At statutory Chilean tax rate	14,508,083	8,762,643	10,445,239
Increase (decrease) in rates resulting from:
Non-deductible expenses	3,994,662	2,940,058	4,061,018
Non-taxable income	(8,765,683)	(7,853,613)	(7,863,896)
Tax credits	(839,994)	(1,034,954)	(894,267)
International income tax differences	724,051	(1,238,588)	(1,070,292)

At effective tax rates	9,621,119	1,575,546	4,677,802

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay income tax on a separate return basis and not on a consolidated basis.

The Argentine enacted income tax rate was 35% during the years 2003 to 2005.

Certain of the Chilean subsidiaries have tax loss carryforwards aggregating ThCh$ 23,039,574 at December 31, 2005 (ThCh$ 19,109,461 in 2004) which have no expiration date. Additionally, CCU Argentina and its subsidiaries and Finca La Celia S.A. and subsidiary, have tax loss carryforwards aggregating ThCh$ 14,526,810 at December 31, 2005 (ThCh$ 18,632,982 in 2004) which may be applied to reduce taxable income in Argentina during a five-year carryforward period. These tax losses resulted in a deferred tax asset for 2005 of ThCh$ 9,666,977 (ThCh$ 9,815,898 in 2004 and ThCh$ 12,460,820 in 2003). Valuation allowances of ThCh$ 3,120,388 in 2005 (ThCh$ 4,415,666 in 2004 and ThCh$ 9,320,887 in 2003) were provided against certain of the deferred tax assets of the Argentine subsidiaries because it is currently expected that those assets will probably not be realized before they expire.

d) Investment securities

The book value of investment securities totaled ThCh$ 252,535 at December 31, 2005 and ThCh$ 252,535 at December 31, 2004. There was no significant difference between book value and market value at December 31, 2005 or December 31, 2004 (see paragraph 1 f) above). All investment securities are classified as available-for-sale at December 31, 2005 and 2004.

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

The changes in the carrying amount of trademarks during the periods were:

	Beginning balance	Additions	Deletions	Ending balance

2005	9,392,072	514,483	(590,278)	9,316,277
2004	7,962,261	3,123,540	(1,693,278)	9,392,072

The aggregate amortization expense for trademarks was ThCh$ 1,724,234 and ThCh$ 1,530,118 for the years ended December 31, 2005 and 2004, respectively. The estimated amortization expense for each of the five succeeding fiscal years is ThCh$ 256,705.

f) Fair value

The following methods and assumptions were used to estimate the fair value of each class of financial instrument at December 31, 2005 and 2004 for which it is practicable to estimate such value:

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

The estimated fair values of the Company’s financial instruments is summarized as follows:

	December 31, 2005		December 31, 2004
	Carrying	Fair	Carrying	Fair
Assets	amounts	value	amounts	value

	ThCh$	ThCh$	ThCh$	ThCh$

Cash	9,852,872	9,852,872	12,255,648	12,255,648
Time deposit and marketable securities	48,240,685	48,323,206	55,287,268	55,190,003
Investments in other companies	26,702	26,702	39,297	39,297
Securities purchased pursuant to
resale agreements	11,386,189	11,386,189	9,642,646	9,642,646
Other current assets	600,005	600,005	636,819	636,819
Forward contracts	206,727	206,727	-	-

Total assets	70,313,180	70,395,701	77,861,678	77,764,413

Liabilities

Bank borrowings (short-term)	2,313,185	2,350,879	33,031,347	32,853,661
Bonds payable (short-term)	4,006,907	5,628,536	1,915,079	1,867,346
Current portion of long-term
bank borrowings	4,661,750	4,623,418	8,439,230	8,183,421
Bank borrowings (long-term)	78,009,520	78,040,851	63,061,822	62,146,272
Bonds payable (long-term)	57,699,140	53,590,919	34,086,881	33,976,849
Forward contract	-	-	1,409,985	1,409,985
Swap contracts	12,784,037	12,784,037	5,617,645	5,617,645

Total liabilities	159,474,539	157,018,640	147,561,989	146,055,179

g) Concentrations of credit and other risk

The Company has accounts with a variety of banks and does not hold significant deposits with any single bank. The Company has a wide customer base and trades with a large number of small customers. Consequently, the Company does not believe that it has any significant concentrations of credit risk at December 31, 2005. The beverage business is highly competitive in both Chile and Argentina, where the Company competes with other enterprises. Additionally, in view of the favorable long-term economic conditions in Chile, other enterprises may be expected to enter the country’s beer, wine and soft drink markets.

The Company’s results may be materially adversely affected from time to time by significant increases in advertising and promotion costs, loss of sales volume, price discounting, or a combination of these and other factors related to the competitive beer, wine and soft drinks markets in Chile and Argentina.

h) Derivative instruments and hedging activities

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

At December 31, 2005, the Company has three cross-currency interest-rate swap agreement (US dollar to Chilean peso) to buy and sell US dollars for a notional amount of US$ 134,000,000. These contracts were obtained to protect the Company from foreign exchange and interest-rate risk with respect to long-term bank debt denominated in US dollars.

At December 31, 2005, the Company has fourteen derivative contracts consisting of forward contracts to sell US dollars for a notional amount of US$ 27,610,000 maturing throughout 2006. At December 31, 2004, the Company had twelve derivative contracts consisting of forward contracts to sell US dollars for a total notional amount of US$ 16,359,000. At December 31, 2003, the Company had twelve derivative contracts consisting of forward contracts to sell US dollars for a total notional amount of US$ 25,900,000. In addition, at December 31, 2005, the Company has eighteen derivative contracts consisting of forward contracts to buy US dollars for a notional amount of US$ 18,588,000. These forward contracts were obtained to protect the Company from foreign exchange risk with respect to mutual fund shares and trade accounts receivable denominated in US dollars.

As described further in Note 1 p) at December 31, 2005, 2004 and 2003, the forward contracts, and at December 31, 2005, the cross-currency interest-rate swap contracts designated as hedges for Chilean GAAP purposes, did not meet the documentation requirements to be designated as hedges under US GAAP.

4. Recent accounting pronouncements

In May, 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. Accounting Principles Board Opinion 20 previously required that most voluntary changes in accounting principles be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 “Accounting for Certain hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140”. This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Patricio Jottar

Chief Executive Officer

Date: June 28, 2006