Form 20-F
period 2006-12-31
UNITED BREWERIES CO INC
filed 2007-06-27
CIK 888746

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2006

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	____________to ____________
Commission file number	0-20486

COMPAÑIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant's name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, Twenty-Third Floor, Santiago, Chile
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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes                                  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes                                  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes                                  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated filer                             Accelerated filer                              Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.
        Item 17                            Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes                                  No

Introduction

In this annual report on Form 20-F, all references to the “we”, “us” or “CCU” are to Compañía Cervecerías Unidas S.A., an open stock corporation (sociedad anónima) organized under the laws of the Republic of Chile, and its consolidated subsidiaries. Chile is divided into regions, each of which is known by its roman number (e.g. “Region XI”). Our fiscal year ends on December 31st. Unless otherwise specified, all references to “U.S. dollars”, “dollars”, or “US$” are to United States dollars, and references to “Chilean pesos”, “pesos” or “Ch$” are to Chilean pesos. We publish our financial statements in Chilean pesos, which are adjusted to reflect changes in purchasing power due to inflation and/or changes in exchange rates. Unless otherwise specified, financial data regarding us is presented in this annual report in constant Chilean pesos of December 31, 2006 purchasing power. See the notes to our consolidated financial statements included in pages F-9 through F-73 of this annual report. We use the metric system of weights and measures in calculating our operating and other data. The United States equivalent units of the most common metric units used by us are as shown below:

1 liter = 0.2642 gallons	1 gallon = 3.7854 liters
1 liter = 0.008522 US beer barrels	1 US beer barrel = 117.34 liters
1 liter = 0.1761 soft drinks unit cases (8 oz cans)	1 soft drinks unit case (8 oz cans)= 5.6775 liters
1 liter = 0.1174 beer unit cases (12 oz cans)	1 beer unit case (12 oz cans)= 8.5163 liters
1 hectoliter = 100 liters	1 liter = 0.01 hectoliters
1 US beer barrel = 31 gallons	1 gallon = 0.0323 US beer barrels
1 hectare = 2.4710 acres	1 acre = 0.4047 hectares
1 mile = 1.6093 kilometers	1 kilometer = 0.6214 miles

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

i

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

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable

ITEM 2: Offer Statistics and Expected Timetable

Not applicable

ITEM 3: Key Information

Selected Financial Data

The following table presents selected consolidated financial data as of December 31, 2005 and 2006, and for each of the years ended December 31, 2004, 2005 and 2006, which has been derived from our consolidated financial statements included elsewhere in this annual report. Selected consolidated financial data as of December 31, 2002, 2003 and 2004, and for the two years ended December 31, 2002 and 2003 has been derived from our consolidated financial statements not included in this annual report. The financial data set forth below should be read in conjunction with the consolidated financial statements and related notes and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report.

The financial information as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 shown below is presented in constant Chilean pesos of December 31, 2006:

	Year ended December 31,

	2002	2003	2004	2005	2006

	(millions of constant Ch$) (1)
Income Statement Data:
Chilean GAAP:
Total revenues	Ch$378,765	Ch$416,402	Ch$444,832	Ch$502,380	Ch$545,797
Operating income	41,354	49,724	62,098	67,866	79,692
Interest expense	(4,194)	(6,138)	(6,272)	(7,568)	(7,613)
Other income	6,886	26,552	4,624	3,316	7,820
Income tax	(8,143)	(5,396)	(6,239)	(9,306)	(14,235)
Net income	24,162	58,642	48,016	49,189	55,833
Net earnings per share	75.9	184.1	150.8	154.4	175.3
Net earnings per ADS (2)	379.3	920.6	753.8	772.2	876.5
Dividends per share (3)	64.60	614.26	89.80	97.37	112.62
Dividends per ADS in US$ (2) (3)	0.46	4.47	0.78	0.94	1.06
Weighted average shares
Outstanding (000s)	318,503	318,503	318,503	318,503	318,503
U.S. GAAP:
Total revenues	Ch$378,765	Ch$416,402	Ch$444,832	Ch$502,380	Ch$545,797
Operating income	32,219	44,805	54,282	63,796	68,160
Net income	21,178	59,858	48,017	50,618	52,942
Basic and diluted earnings per share	66.5	187.9	150.8	158.9	166.2
Basic and diluted earnings per ADS (2)	332.5	939.7	753.8	794.6	831.1
Balance Sheet Data:
Chilean GAAP:
Total assets	Ch$714,104	Ch$625,836	Ch$626,446	Ch$656,782	Ch$702,407
Long-term liabilities	60,103	150,647	133,506	178,541	164,490
Total debt (4)	78,185	151,760	143,485	149,771	146,551
Total stockholders' equity	474,684	302,244	319,552	325,730	349,228
Capital stock	184,169	184,288	184,288	184,288	184,288
U.S. GAAP:
Total assets	Ch$718,283	Ch$631,042	Ch$630,981	Ch$664,155	Ch$712,119
Long-term liabilities	63,421	154,157	138,138	183,818	175,736
Total debt (4)	78,185	151,760	151,294	157,762	154,708
Total stockholders' equity	475,545	298,432	314,146	323,479	344,504
Capital stock	184,169	184,288	184,288	184,288	184,288
Other Data:
Sales volume (in millions of liters):
Beer (Chile)	350.2	371.8	380.7	417.0	470.8
Beer (Argentina)	160.4	190.4	210.1	226.9	244.4
Soft drinks, nectars and mineral water (5)	413.7	428.6	442.4	474.2	518.3
Wine (6)	96.6	95.8	95.1	92.5	86.3
Pisco (7)	0.0	3.2	7.0	20.3	20.5
Change in consumer price index applicable for
the restatement of financial statements (8)	3.0%	1.0%	2.5%	3.6%	2.1%
________________________________________
(1)	Except shares outstanding, net earnings per share and per ADS, sales volume and inflation data.
(2)	Per ADS amounts are determined by multiplying per share amounts by 5, as one ADS is equal to 5 shares of Common Stock.
(3)	Dividends per share are expressed in pesos corresponding to payment dates and dividend per ADS are expressed in US$ based on the conversion rate on the day of payment.
(4)	Includes short-term and long-term financial debt.
(5)	Includes sales of soft drinks, nectars and mineral water in Chile.
(6)	Includes sales of wine in Chile and Argentina.
(7)	Since the year 2005, includes operations of Compañía Pisquera de Chile S.A., established in March 2005
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

Purchases and sales of foreign exchange effected outside the formal exchange market are carried out in the Mercado Cambiario Informal (the informal exchange market). The informal exchange market reflects the supply and demand for foreign currency. There are no limits imposed on the extent to which the rate of exchange in the informal exchange market can fluctuate above or below the observed exchange rate. On June 22, 2007, the average exchange rate in the informal exchange market was Ch$526.75 per U.S. dollar and the U.S. dollar observed exchange rate was Ch$526.05 per U.S. dollar.

The following table sets forth the low, high, average and period-end observed exchange rates for U.S. dollars for each of the indicated periods starting in 2002 as reported by the Central Bank of Chile. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

	Daily Observed Exchange Rate (1)
	(Ch$ per US$)
	Low (2)	High (2)	Average (3)	Period-end

2002	641.75	756.56	689.21	718.61
2003	593.10	758.21	690.90	593.80
2004	557.40	649.45	609.41	557.40
2005	509.70	592.75	559.68	512.50
2006	511.44	549.63	530.34	532.39
December 2006	524.78	534.43	527.83	532.39
January 2007	534.42	545.18	541.06	544.49
February 2007	535.29	548.67	542.05	540.07
March 2007	535.14	541.95	537.68	535.14
April 2007	525.96	539.69	531.64	525.96
May 2007	517.64	527.52	521.98	525.10
(June 2007, through June 22)	524.10	529.32	526.46	526.05
________________________________________

Source: Central Bank of Chile
(1)	Historical pesos.
(2)	Rates shown are the actual low and high, on a day-by-day basis for each period.
(3)	The average of monthly average rates during the period reported.

Capitalization and Indebtedness

Not applicable

Reasons for the Offer and Use of Proceeds

Not applicable

Risk Factors

RISKS RELATING TO CHILE

We are substantially dependent on economic conditions in Chile, which may adversely impact our results of operations and financial condition.

We are predominantly engaged in business in Chile and 88.5% of our revenues in 2006 were generated from our Chilean operations, of which 89.7% came from the domestic market and 10.3% from exports. Thus, our results of operations and financial condition are to a large extent dependent on the overall level of economic activity in Chile. The Chilean economy experienced an average yearly growth of only 3.7% between 1998 and 2006. Historically, slower economic growth in Chile has negatively affected demand for our products and adversely affected our profitability. Chile's recent economic performance may change, and therefore should not be extrapolated into the future.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. For example, the Santiago Stock Exchange, which is Chile’s main stock exchange, had a market capitalization of approximately US$174 billion as of December 31, 2006 while as of December 31, 2006, The New York Stock Exchange had a market capitalization of approximately US$15.5 trillion and the NASDAQ National Market had a capitalization of approximately US$3.9 trillion. In addition, the Chilean securities markets may be materially affected by developments in other emerging markets, particularly other countries in Latin America.

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

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect the dollar value of our ADSs and the return on any investment in our ADSs. The Chilean peso has been subject to large nominal devaluations in the past and may be subject to significant fluctuations in the future. For example, in the period from December 31, 2000 to December 31, 2002, the value of the Chilean peso relative to the U.S. dollar declined 25.3% in nominal terms, or an average of 11.9% per year, based on the observed exchange rate for U.S. dollars on those dates. On the other hand, the average value of the Chilean peso relative to the U.S. dollar increased 35.0% in nominal terms between 2002 and 2006, or an average of 8.1% per year. See “Exchange Rates”.

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

RISKS RELATING TO ARGENTINA

We have significant operations in Argentina and the recent prolonged recession and economic crisis in Argentina between 1999 and 2002 adversely affected our results of operations.

In addition to our operations in Chile, we maintain substantial assets in Argentina and derive significant revenue from our operations in Argentina. In 2006, we derived Ch$62,982 million, or 11.5%, of our revenues from our Argentinean operations, and, as of December 31, 2006, Ch$107,509 million, or 15.3%, of our assets were located in Argentina. In recent years, Argentina has suffered a prolonged recession, which culminated in an economic crisis, with negative growth rates of -3.4% in 1999, -0.8% in 2000, -4.4% in 2001 and -10.9% in 2002. Although the economic situation in Argentina has improved in the last years – GDP grew 8.8%, 9.0%, 9.2% and 8.5% in 2003, 2004, 2005 and 2006, respectively – it could continue to materially and adversely affect our Argentine operations. See “Item 5: Operating and Financial Review and Prospects – Trend Information”.

The Argentine peso devaluation in 2002 resulted in a loss of Ch$3,239 million for the year 2002 and our subsidiary, Finca La Celia, reported a loss due to the devaluation in 2002 of Ch$1,079 million. Additionally, according to accounting pronouncements regulating the conversion of Argentine financial statements to Chilean GAAP, fixed assets and their depreciation are considered in historical dollars. As a result, a devaluation of the Argentine peso adversely affects our operating results, as our revenues from our Argentine operations are impacted by the devaluation of the Argentine peso. In spite of the appreciation of the Argentine peso against the U.S. dollar in recent years, we cannot predict whether the Argentine economy will continue to recover or will face a recession, and if there is a recession whether it will affect our operations in Argentina.

Argentina’s legal regime and economy are susceptible to changes that could adversely affect our Argentinean operations.

The measures taken by the Argentine government to address the Argentine economic crisis, which began in 1998, severely affected the Argentine financial system’s stability and have had a materially negative impact on its reputation. From December 2001 through December 2003, the consumer price index, the wholesale price index and the Coeficiente de Estabilización de Referencia, or CER, exhibited annual cumulative increases of 44.6%, 115.1% and 45.7%, respectively. If Argentina were to experience a new fiscal and economic crisis, the Argentinean government could implement economic and political reforms, which could adversely impact our business. The unpredictability, timing and scope of possible measures enacted by the Argentine government, including expropriations, higher taxes and exchange control measures, could adversely affect our Argentinean operations and our future results of operations.

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

As of May 31, 2007, Inversiones y Rentas S.A., or IRSA, a Chilean closed corporation, owned directly and indirectly, 66.1% of our shares of common stock. Accordingly, IRSA has the power to control the election of most members of our board of directors and its interests may differ from those of the holders of our ADSs. IRSA also has a significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and going-private transactions. In addition, actions by IRSA with respect to the disposition of the shares of common stock that it owns, or the perception that such actions may occur, may adversely affect the trading prices of our ADSs or common stock.

Competition in the Chilean beer market may erode our market share and lower our profitability.

In 2006, our market share of the Chilean beer market by volume was approximately 86%. Our largest competitor in the Chilean beer market by volume is Cervecería Chile S.A., or Cervecería Chile, a subsidiary of Quilmes Industrial S.A., or Quilmes, the largest Argentine brewer and, which is a subsidiary of Companhia de Bebidas das Américas, or AmBev, since January 2007. We estimate that Cervecería Chile increased by two points its market share by volume in Chile to approximately 13% in 2006, through more aggressive commercial activities and the launch, in September 2005, of Brahma which is locally produced. In the past, Cervecería Chile has engaged in aggressive price discounting. If Cervecería Chile were to engage in aggressive price discounting in the future, there can be no assurance, given the current environment, that any such discounting or other competitive activities will not have a material adverse impact on our profitability.

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

Historically, beer consumption in Chile has been influenced by changes in domestic wine prices. Increases in domestic wine prices have tended to lead to increases in beer consumption, while reductions in wine prices have tended to reduce or slow the growth of beer consumption. During 2006 and 2007, grape prices decreased, affecting wine prices during the second half of 2006 and the beginning of 2007. Similarly, over the past few years, the price of soft drinks has decreased relative to the price of beer due to lower packaging costs, the introduction of larger packaging formats and the launch of low-price brands, which we believe have affected the growth in beer consumption. As a result of our lower market share in the Chilean wine and soft drinks markets as compared to the Chilean beer market, if beverage consumers were to shift their consumption from beer to either wine or soft drinks, we expect that it would adversely affect our profitability.

Quilmes dominates the beer market in Argentina and we may not be able to maintain our current market share.

In Argentina, we face competition from Quilmes, Cervecería Argentina S.A. Isenbeck, a subsidiary of Warsteiner Brauerei Hans Cramer GmbH & Co., or Warsteiner, and Cervecería Estrella de Galicia S.A., or Galicia. In 2006, we estimate that Quilmes had a market share of 78%, Warsteiner had a market share of 6% and Galicia had a market share of less than 1%. We estimate that our year-end market share of the Argentine beer market was 16% in 2006. As a result of its dominant position in Argentina, Quilmes’ large size enables it to benefit from economies of scale in the production and distribution of beer throughout Argentina. Therefore, we can make no assurances that we will be able to grow or maintain our current market share of the Argentine beer market.

Consolidation in the beer industry may impact our market share.

In January 2007, AmBev assumed control of Quilmes. Additionally, on March 2004, AmBev and Interbrew announced an agreement to merge, creating the world’s largest brewer under the name InBev. This deal was completed in August 2004. In Chile, Quilmes sells its beer through Cervecería Chile, which had a market share of approximately 13% in 2006, and in Argentina, AmBev sells its beer through Quilmes, which had a market share of approximately 78% in 2006.

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

The AmBev-Quilmes transaction was approved by the Argentine antitrust authorities on January 13, 2003, subject to the condition that AmBev and Quilmes divest themselves of certain brands and the AmBev plant in Luján, near Buenos Aires, to a company currently not present in the Argentine beer market. On February 14, 2003, through our subsidiary CICSA, we filed a complaint before the Argentine federal courts in order to be eligible to participate in the acquisition of these assets. In February 2006, the Argentinean Supreme Court of Justice ruled against our complaint. In December 2006, the Argentine authorities approved the sale of those assets to a local investor, ICSA. Additionally, there has been some information in the press about the sale of Warsteiner and the intention of the Mexican brewer FEMSA to enter the Argentine beer market.

Restrictions in the gas supply from Argentina have increased our energy costs.

Since 2005, the Argentine government has restricted gas exports to Chile due to supply problems in that country. This has increased the cost of operating our beer production plants in Chile and Argentina, as well as our soft drinks plants in Chile. Additionally, these restrictions have increased electrical power costs related to these same gas restrictions. We do not need additional investments because our boilers can work with gas or with alternative fuels, such as diesel oil. Considering current energy prices, we estimate that the cost increase at a consolidated level should be approximately Ch$2,200 million for 2007.

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

The supply, production and logistics chain is key to the timely supply of our products to consumer centers.

An interruption or a significant failure in this chain may negatively affect the Company’s results, if the failure is not quickly resolved. An interruption could be caused by many different causes, many of which are beyond our control.

Possible restrictions on the sale and promotion of alcoholic beverages in Chile.

Senators and congressmen from different political parties have submitted to Congress proposed bills to restrict the consumption, sale and promotion of alcoholic beverages. The main modifications proposed in these bills are the incorporation of warnings on product labels of the possible dangers of excessive alcohol consumption on human health, similar to those required in USA, restrictions on television advertising and a prohibition of alcoholic beverages at sports, cultural or related events. If the proposed bills are passed, this could affect alcoholic beverage consumption and, as a consequence, could negatively affect our further business development.

Chilean peso fluctuations may affect our profitability.

Because we purchase some of our supplies at prices set at U.S. dollars and export wine in U.S. dollars, we are exposed to foreign exchange risks that may adversely affect our financial condition and results of operations. Therefore, any future changes in the value of the Chilean peso against the U.S. dollar would affect the revenues of our wine export business as well as the cost of several of our raw materials, especially in the beer and soft drink business where raw materials are purchased in U.S. dollars.

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

ITEM 4: Information on the Company

History and Development of the Company

Our current legal and commercial name is Compañía Cervecerías Unidas S.A. We were incorporated in the Republic of Chile in 1902 as an open stock corporation, following the merger of two existing breweries, one of which had its origins back in 1850, when Mr. Joaquín Plagemann founded one of the first breweries in Chile in the port of Valparaíso. By 1916, we owned and operated the largest brewing facilities in Chile. Our operations have also included the production and marketing of soft drinks since the begining of the last century, the bottling and selling of mineral water products since 1960, the production and marketing of wine since 1994, the production and marketing of beer in Argentina since 1995, the production and marketing of pisco since 2003 and the production and marketing of confectionery products since 2004.

We are subject to a full range of governmental regulation and supervision generally applicable to companies engaged in business in Chile and Argentina. These regulations include labor laws, social security laws, public health, consumer protection and environmental laws, securities laws, and anti-trust laws. In addition, regulations exist to ensure healthy and safe conditions in facilities for the production and distribution of beverages and confectionery products.

Our principal executive offices are located at Vitacura 2670, Santiago, Chile. Our telephone number in Santiago is (56-2) 427-3000, the fax number is (56-2) 427-3333 and the website is www.ccu-sa.com. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19715, USA, telephone number (302) 738-6680 and fax number (302) 738-7210.

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

In 1994, we diversified our operations both in the domestic and international markets. In that year, we purchased a 48.4% interest in the Chilean wine producer Viña San Pedro S.A., or VSP. As of December 31, 2006, that interest amounted to 60.2% . In November 1994, we and Buenos Aires Embotelladora S.A., or BAESA, (the PepsiCo bottler in Chile at that time) merged to create Embotelladoras Chilenas Unidas S.A., or ECUSA, for the production, bottling, distribution and marketing of soft drinks and mineral water products in Chile.

In November 1999, we bought BAESA’s interest in ECUSA and thereafter have controlled 100% of that company. In addition, in 1994 through Southern Breweries Establishment, or SBE, a 50%-investment, we acquired a 26.9% indirect equity interest in Karlovacka Pivovara d.d., or Karlovacka, a Croatian brewery. Between 1994 and 1998, we increased our indirect equity stake in Karlovacka to 34.4% . On March 31, 2003, SBE sold its interest in Karlovacka to Heineken Adria d.o.o, a subsidiary of Heineken International B.V., or Heineken International, generating a profit of Ch$21,808 million, and on April 10, 2003, we bought the remaining 50% interest of SBE through Inversiones Ecusa S.A. At CCU consolidated level, we have a 99.97% interest in SBE due to minority shareholders in ECUSA, direct owner of a 99.98% equity in Inversiones Ecusa S.A.

Through Compañía Cervecerías Unidas Argentina S.A., or CCU Argentina, we began our expansion into Argentina by acquiring an interest in two Argentine breweries: 62.7% of the outstanding shares of Compañía Industrial Cervecera S.A., or CICSA, were acquired during January and February 1995 and 98.8% of the outstanding shares of Cervecería Santa Fe S.A., or CSF, were acquired in September 1995. In 1997, CCU Argentina increased its interest in CICSA to 97.2% and in CSF to 99.9% through the purchase of minority interests. In January 1998, we decided to merge these two breweries into one company operating under the name of CICSA. Following the merger, CCU Argentina’s interest in CICSA was 99.2% . In April 1998, CCU Argentina completed the purchase of the brands and assets of Cervecería Córdoba for US$8 million. After subsequent capital increases, our interest in CCU Argentina reached 92.1%, with Anheuser-Busch Incorporated’s, or Anheuser-Busch, interest at 7.9% .

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

During 2000, VSP, through its subsidiary Finca La Celia S.A., or FLC, acquired the winery Finca La Celia in Mendoza, Argentina, initiating its international expansion, allowing VSP to include fine quality Argentine wines into its export product portfolio. VSP began consolidating this operation on its financial statements as of January 2003. Prior to January 2003, FLC was in development stage.

To increase our presence in the premium beer segment, we acquired in November 2000 a 50% stake in Cervecería Austral S.A., located in the city of Punta Arenas, with an annual production capacity of 5 million liters. Further, in May 2002, we acquired a 50% stake in Compañía Cervecera Kunstmann S.A., located in the city of Valdivia, with a current annual production capacity of 6.1 million liters. See “– Our Beer Business – Our Beer Business in Chile – Beer Production and Marketing in Chile”.

In October 2001, VSP signed a joint venture agreement with the French winery Château Dassault for the production of super premium wines, mainly for the export market. As a result of this agreement we have combined Château Dassault’s vast experience in world-class wine production with VSP’s knowledge of both the Chilean and Argentine markets and its extensive international distribution network.

In February 2003, we began the sale of a new product for our beverage portfolio, pisco, under the brand Ruta Norte. Pisco is a grape spirit very popular in Chile that is produced in the northern part of the country and the southern part of Peru. Our pisco, at that time, was only produced in the “Elqui Valley” in the IV Region of Chile and it was sold throughout the country by our beer division sales force. In March 2005, we entered into an association with the second largest pisco producer at that time, Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. (“Control”). This new joint venture was named “Compañía Pisquera de Chile S.A.”, to which the companies contributed principally with assets, commercial brands and – in the case of Control – also some financial liabilities. Currently we own 80% of Compañía Pisquera de Chile and Control owns the remaining 20%. According to Nielsen numbers as of December 2006, Compañía Pisquera de Chile has a 45% market share of the Chilean pisco industry. We estimate annual revenues of the Chilean pisco industry to be approximately Ch$113,500 million.

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

In December 2006, we signed a joint venture agreement with Watt’s S.A., or Watt’s, a local fruit related product company, under which we participate in equal parts in Promarca S.A., or Promarca. This new company owns the brands “Watt’s”, “Ice Frut de Watt’s”, “Yogu Yogu” and “Shake a Shake” in Chile. Promarca granted its subsidiaries, for an indefinite period, the exclusive licences for the production and sale of the different product categories. Therefore, we now participate in new product categories such as 100% fruit juices and fruit and dairy based beverages.

CAPITAL EXPENDITURES

The capital expenditures figures shown below reflect amounts on the date they are recorded in our accounting records and therefore may not match cash flow figures since these reflect payments when made. Our capital expenditures for 2004, 2005 and 2006 were Ch$28,649 million, Ch$39,157 million and Ch$43,355 million, respectively, totaling Ch$111,161 million, of which Ch$41,672 million were invested in our beer operations in Chile, Ch$22,375 million in our Argentine beer operations, Ch$24,794 million in soft drink and mineral water operations, Ch$8,797 million in wine operations and Ch$6,658 million in pisco operations during the years mentioned above.

In recent years, our capital expenditures have been made primarily for the expansion of our production and bottling capacities, additional returnable bottles and crates, marketing assets (mainly coolers), improvement in management information systems, among others.

In Chile, during 2004, capital expenditures in our beer division were focused principally on increasing the amount of returnable bottles, upgrading the canning line and increasing the production capacity for Heineken. In Argentina, our capital expenditures were primarily for the expansion of production capacity in Salta and Santa Fe and additional returnable bottles. Capital expenditures were incurred in our soft drink division mainly for bottles and marketing assets. Additionally, regarding our wine operations, we increased the number of wine cellars and implemented a plant for the treatment of liquid residues. We also improved the capacity of Pisconor and invested to upgrade our PeopleSoft management information system from version 7.5 to version 8.4.

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

In Chile, during 2006, capital expenditures in our beer division were focused principally on marketing assets, new packaging and a new canning line. In Argentina, our capital expenditures were primarily for new packaging and marketing assets. Capital expenditures were incurred in our soft drink division mainly for a new proprietary and generic bottles, a new PET line for Cachantun and marketing assets. Regarding our wine operations, the remodeling of the plant and the purchase of barrels and machinery were the main expenses. In our pisco business, we increased de fermentation and storage capacity, we remodeled some plants and we made environmental improvements.

Our principal capital expenditures for the period 2004-2006 are displayed in the following table. The information is presented in constant million Chilean pesos of December 31, 2006.

		2004

		(Million Ch$)
Beer Chile
Packaging		2,246
Packaging line improvements		1,940
Machinery and equipment		1,179
Marketing assets		394
Others		3,697

	Total	9,456

Beer Argentina
Packaging		2,378
Capacity improvements		3,263
Marketing assets		929
Others		1,911

	Total	8,481

Soft Drinks & Mineral Water
Packaging		2,112
Marketing assets		976
Packaging line improvements		190
Others		1,695

	Total	4,973

Wine
Barrels		1,226
Environmental improvements		327
Packaging line improvements		290
Others		1,213

	Total	3,055

Others
Pisco capacity improvements		771
Software and hardware		358
Injection and blow molds		267
Others		1,287

	Total	2,683

	TOTAL 2004	28,649

		2005

		(Million Ch$)
Beer Chile
Machinery and equipment		4,809
Packaging		2,916
Packaging line improvements		2,050
Marketing assets		1,537
Others		4,657

	Total	15,970

Beer Argentina
Machinery and equipment		6,430
Packaging		740
Marketing assets		678
Others		209

	Total	8,057

Soft Drinks & Mineral Water
Packaging		3,153
New packaging line		3,006
Marketing assets		779
Packaging line improvements		312
Others		1,154

	Total	8,404

Wine
Machinery and equipment		1,072
Barrels		456
Increase in reserve wines storage capacity		335
Environmental improvements		108
Others		1,362

	Total	3,333

Pisco
Barrels		461
Machinery and equipment		193
Plants improvements		181
Others		9

	Total	844

Others
Injection and blow molds		1,739
Software and hardware		175
Industrial shed extension		175
Others		459

	Total	2,548

	TOTAL 2005	39,157

		2006

		(Million Ch$)
Beer Chile
Marketing assets		5,503
Packaging		5,056
Machinery and equipment		2,418
Packaging line improvements		2,006
Others		1,263

	Total	16,246

Beer Argentina
Packaging		1,897
Marketing assets		1,572
Machinery and equipment		950
Others		1,418

	Total	5,837

Soft Drinks & Mineral Water
New filling lines		3,721
Packaging		3,200
Marketing assets		2,351
Machinery and equipment		1,211
Others		934

	Total	11,417

Wine
Barrels		688
Machinery and equipment		624
Plants improvements		469
Environmental improvements		222
Others		407

	Total	2,409

Pisco
Improvement in production, fermentation and aged capacities		2,914
Plants improvements		482
Environmental improvements		247
Others		752

	Total	4,394

Others
New offices interior finishing		1,623
Software and hardware		568
Injection and blow molds		418
Others		444

	Total	3,052

	TOTAL 2006	43,355

Business Overview

Summary

We are mainly a diversified beverage company operating principally in Chile and Argentina. We are the largest brewery in Chile, the second largest brewery in Argentina, the third largest soft drinks producer in Chile, after the two largest Coca-Cola bottlers in Chile, the largest mineral water and bottled nectar producer in Chile, the second largest wine producer in Chile, one of the largest pisco producer in Chile and also we participate in the confectionery industry in Chile. Our beer and soft drink products include a wide range of proprietary, licensed and imported brands.

In 2006, we had consolidated net sales of Ch$545,797 million, of which 39.9% was accounted for by our beer sales in Chile, 10.6% by our beer sales in Argentina, 27.6% by our soft drinks, nectar and mineral water sales in Chile, 14.0% by wine sales, 6.1% by pisco sales and the remainder by sales of other products.

Beer. We estimate that our share of the Chilean beer market by volume was approximately 90% for 2004, 88% for 2005 and 86% for 2006. Our line of beers in Chile includes a full range of super-premium, premium, medium-priced and popular-priced brands, which are primarily marketed under seven different proprietary brands and two brand extensions. Our flagship brand, Cristal, is Chile’s best selling beer, accounting for an estimated 51% of all 2006 beer sales by volume in Chile. We are the only brewery in Chile with a nationwide production and distribution network. In addition, we are the exclusive producer and distributor in Chile of Heineken beer, the exclusive distributor in Chile of imported Budweiser beer and the exclusive local producer and importer of Paulaner beer. We also produce, under license, Austral beer and distribute Kunstmann beer brands.

We entered the Argentine beer market in 1995 by acquiring two breweries and their brands, CICSA and CSF. Additionally, in 1998, we bought the brands and assets of Cervecería Córdoba. Under a joint venture agreement entered into with Anheuser-Busch in 1995, we began importing, selling and distributing Budweiser beer in Argentina in March 1996. We began production and distribution of locally produced Budweiser beer in Argentina in December 1996 as part of our strategy to develop Budweiser as the flagship brand of our Argentine operations. In addition, we are the exclusive producer and distributor in Argentina of Heineken brand beer and the exclusive distributor in Argentina of imported Corona, Negra Modelo and Guinness beer brands. Currently, we and Anheuser-Busch have 92.1% and 7.9%, respective interests, in our Argentine subsidiary, CCU Argentina. We estimate that our market share by volume of the Argentine beer market was approximately 15% in 2004, 16% in 2005 and 16% in 2006, according to CICA.

Soft Drinks, Mineral Water and Nectars. We produce and sell soft drink and mineral water products in Chile, including our proprietary brands and brands produced under license from PepsiCo, Schweppes Holdings Ltd. and Promarca. We estimate that our Chilean soft drinks market share by volume, not including nectars, was approximately 19% in 2004, 18% in 2005 and 19% in 2006 and that our mineral water market share by volume was 57% in 2004, 61% in 2005 and 65% in 2006.

Wine. We entered the Chilean wine industry in 1994 with the acquisition of a 48.4% interest in VSP, Chile’s third largest winery in the domestic market and second largest wine exporter. After making subsequent investments, we currently have a 58.1% interest in VSP. VSP produces and markets a full range of wine products for both the domestic and export markets. We believe that in 2006, VSP’s sales by volume amounted to approximately 18% of total measured domestic industry sales by volume and 11% of Chile’s total wine export sales by volume, excluding bulk wine, according to our estimates and those of the Wineries of Chile Association. VSP’s main vineyard is located in Molina, 200 kilometers south of Santiago. VSP’s domestic wine products are distributed through our nationwide distribution system with dedicated sales forces in the major cities and its export products are sold in more than 70 different countries through distribution agents.

Pisco. In February 2003, we began the sale of a new product for our beverage portfolio, pisco, under the brand Ruta Norte. Pisco is a grape spirit very popular in Chile that is produced in the northern part of the country and the southern part of Peru. Our pisco was produced in the “Elqui Valley” in the IV Region of Chile and it was sold throughout the country by the beer division sales force. In March 2005, we entered into an association with the second largest pisco producer at that time, Control. This new joint venture was named “Compañía Pisquera de Chile S.A.”, to which the companies contributed principally with assets, commercial brands and – in the case of Control – also some financial liabilities. Currently we own 80% of Compañía Pisquera de Chile and Control owns the remaining 20%. According to Nielsen numbers, Compañía Pisquera de Chile has 45% market share of the Chilean pisco industry. We estimate annual revenues of the Chilean pisco industry in approximately Ch$113,500 million.

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

Distribution Network. In Chile, we have an extensive and integrated distribution network for the sale and distribution of beer, soft drinks, mineral water, nectars, wine and pisco including a total of 16 owned or leased warehouses, a network of independent transportation companies and a direct sales force of approximately 940 people who sell our products to approximately 94,000 customers throughout Chile.

In Argentina, our sales and distribution network for our beer products consists of six owned or leased warehouses, a direct sales force reaching approximately 20,465 customers plus 11 supermarket chains, and 183 distributors.

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

Our Beer Business in Chile

The Chilean Beer Market. We estimate that annual beer consumption in Chile was 548 million liters in 2006, or approximately 33 liters per capita. The following chart shows our estimates for total and per capita consumption levels for beer in Chile for the years 2002 - 2006:

Year	Total Sales Volume (1)	Per Capita (2)

	(millions of liters)	(liters)

2002	398	25
2003	418	26
2004	425	26
2005	479	29
2006	548	33

(1)	Based on our sales data, competitors’ publicly available information, equity research analyst reports, imports and export data from customs authorities.
(2)	Population estimated in accordance with the national census of April 2002.

We estimate that the total beer market increased approximately 14% in terms of volume sold during 2006 as compared to 2005. We believe that this positive growth in the beer market is the result of the actions taken by us since 2001 to increase beer consumption in Chile with new products, new packaging and creating new occasions of consumption, the improvement in Chilean economic conditions, the level of competition in the market and the higher relative prices of substitute products, such as pisco.

Virtually all of the beer consumed in Chile is produced by four Chilean manufacturers: us, Cervecería Chile, Cervecería Austral S.A., or Cervecería Austral, and Compañía Cervecera Kunstmann S.A., or Kunstmann, whose principal brands of beer in Chile are Cristal, Becker, Austral and Kunstmann, respectively. According to our estimates, during 2006, we and Cervecería Chile accounted for approximately 86% and 13% of total beer sales in Chile, respectively. In November 2000, we acquired a 50% stake in Cervecería Austral, located in the city of Punta Arenas. This brewery has an annual production capacity of 5 million liters and had less than 1% market share during 2006. In October 2001, Cervecería Austral entered into a license agreement with our subsidiary, Cervecera CCU Chile Limitada, to produce and sell our brand Cristal, and also any other brand, owned by or licensed to Cervecera CCU Chile Limitada in the southern part of Chile. During 2003, Cervecería Austral began the production and sale of our brands Cristal, Escudo and Dorada 6.0. In May 2002, we acquired a 50% stake in Compañía Cervecera Kunstmann S.A., located in the city of Valdivia. In November 2006, we acquired additional shares of Kunstmann that allowed us to consolidate this subsidiary into our financial statements since that month. This brewery has an annual production capacity of 6.1 million liters and had less than 1% market share during 2006. Due to the high costs of shipping beer to Chile and Chile’s returnable glass bottle system, sales of imported beer are not significant, representing an estimated 1% of total beer industry volume in 2006.

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

Beer Production and Marketing in Chile. The production of beer in Chile is our principal activity, generating net sales of Ch$172,711 million, Ch$192,388 million and Ch$217,660 million or 38.8%, 38.3%, and 39.9% of our total net sales in 2004, 2005 and 2006, respectively. Our sales of beer by volume in Chile increased 12.9% in 2006. As a percentage of our total net sales, net sales of beer in Chile have increased due to our excellent performance in the Chilean beer market.

The following table shows our proprietary brands, brands produced under license and brands imported under license for the Chilean market:

Super-Premium beer brands	Premium beer brands	Special beer brands	Popular-priced beer brands

Royal Guard	Cristal	Lemon Stones	Dorada 6.0
Royal Light	Cristal Red Ale
Heineken (1)	Escudo
Budweiser (2)	Morenita
Paulaner (1)
Austral (1)
Kunstmann (3)
________________
(1)	Produced under license
(2)	Imported
(3)	Distributed under license

Cristal is our principal and best selling beer brand in Chile, Cristal Red Ale is a brand extension of Cristal launched in April 2006. Escudo, Chile’s second most popular beer, is targeted to young-adult consumers. Royal Guard is our single, proprietary, super-premium brand. Royal Light is a light beer extension of the Royal Guard line and contains a lower alcohol content. Morenita is a dark beer and Dorada 6.0 is a discount brand with the highest alcohol content in Chile. Lemon Stones is a lemon flavored sweetened beer, with a 2.5% alcohol content.

During 2006, we exported 2.2 million liters of beer from Chile. Although we continually explore export opportunities, we do not expect beer exports to be a significant source of sales in the future since our primary focus is on the Chilean domestic market.

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

Additionally, we produce, bottle and distribute Paulaner beer under license from Paulaner Brauerei AG, which is controlled by the Schörghuber Group. The current Import and License agreement, executed in 1995, which supersedes all prior agreements, provides us with the exclusive right to produce in Chile super-premium beer under the Paulaner label and distribute in Chile a variety of additional imported Paulaner products. Its term is five years, beginning in May 1995, automatically renewable for successive five-year periods unless otherwise stated by any party. Paulaner is a subsidiary of the Schörghuber Group, until April 2003 one of the two beneficial shareholders of IRSA, our major shareholder. See “Item 7: Major Shareholders and Related Party Transactions”.

In October 1996, we and Anheuser-Busch entered into an agreement granting us the exclusive right to distribute Budweiser beer in Chile. During 2004, we and Anheuser-Busch entered into a new distribution agreement, with a 12-year term, ending December 2015. See “Item 3: Key Information – Risk Factors”.

In October 2001, we signed a license agreement with Cervecería Austral S.A. for the production of the Austral brand by our beer division. This agreement has a fourteen-year term, automatically renewable for a seven-year term if certain conditions are fulfilled. This agreement can be extended for an additional seven-year period if both parties express this intention in writing.

In May 2002, we acquired a 50% ownership interest in Compañía Cervecera Kunstmann S.A., a microbrewery located in the southern city of Valdivia, with an annual production capacity of 3 million liters at that time. Since June 2003, our beer division began selling Kunstmann nationwide. In November 2006, we acquired additional shares of Kunstmann that allowed us to consolidate this subsidiary.

Our investment in Cervecería Austral S.A., the production of Austral brand by our beer division, the investment in Compañía Cervecera Kunstmann S.A., plus the production of Heineken beer since June 2003, are part of our strategy to increase our presence in the premium segment of the Chilean beer market.

Our beer products sold in Chile are bottled or packaged in returnable and non-returnable bottles, aluminum cans or stainless steel kegs at our production facilities in the Chilean cities of Santiago, Temuco and Antofagasta. During 2004, 2005 and 2006, we sold our beer products in Chile in the following packaging formats:

Percentage of Total Beer Products Sold

Container	2004	2005	2006

Returnable (1)	72%	69%	64%
Non-Returnable (2)	22%	24%	30%
Returnable Kegs (3)	6%	6%	6%

Total	100%	100%	100%

________________________________________
(1)	Returnable beer containers include glass bottles of various sizes.
(2)	Non-Returnable beer containers include bottles and aluminum cans, both of assorted sizes.
(3)	Returnable kegs are stainless steel containers, which have a capacity of 20, 30 and 50 liters.

We obtain all of our glass bottles and cans from third party suppliers. See “– Raw Materials”.

We directly distribute our beer products throughout Chile to:

  off-premise retail: small and medium sized retail outlets, which in turn sell beer to consumers for take-out consumption;

  on-premise retail: retail establishments such as restaurants, hotels and bars for on-premise consumption;

  wholesalers; and

  supermarket chains.

In 2004, 2005 and 2006, the percentage mix of the above distribution channels for our beer products in Chile was as follows:

Percentage of Total Beer Products Sold

Distribution Channels	2004	2005	2006

Off-premise retail	39%	39%	37%
On-premise retail	19%	19%	20%
Wholesalers	22%	21%	18%
Supermarkets	20%	21%	26%

Total	100%	100%	100%

As of December 31, 2006, we had more than 37,000 customers in Chile for our beer products, none of which accounted for more than 2% of our total beer sales by volume, with the exception of two large supermarket chains that represented a combined total of 10%. During 2006, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains. We do not maintain any long-term contractual arrangements for the sale of beer with any of our customers in Chile.

The following table sets forth our beer sales volume in Chile, by category, during each of the last five years:

Category	2002	2003 (1)	2004	2005 (2)	2006

	(in millions of liters)
Super-Premium	14.2	21.9	31.5	34.3	37.8
Premium	233.5	302.9	307.1	358.6	403.2
Special	13.0	8.7	7.4	7.2	6.0
Medium-Priced	67.7	14.7	14.6	0.0	0.0
Popular-Priced	20.9	23.5	20.1	17.0	23.8
Other Brands	0.6	0.0	0.0	0.0	0.0

Total	350.0	371.8	380.7	417.0	470.8

________________
(1)	Escudo beer brand has been classified as a premium beer effective January 2003; previous years were not reclassified. Since 2003, free samples for promotions are considered in sales volume.
(2)	Morenita beer brand has been classified as a premium beer effective January 2005, previous years were not reclassified

The above figures do not include:

  export sales to third parties, which amounted to 0.2, 0.1, 0.0, 0.0 and 2.2 million liters in 2002, 2003, 2004, 2005 and 2006.

The average price, based on December 2006 Chilean pesos, per liter to our customers for beer products in Chile increased from an average of Ch$417 in 2002 to Ch$456 in 2006. The four-year compounded annual growth rate was 2.2% .

Our beer production in 2006 was centralized in the Santiago and Temuco plants in addition to the bottling facility in Antofagasta. The Temuco plant commenced in November 1999, replacing the closed plants of Concepción and Osorno. For a more detailed discussion of our capital expenditure program, see “– History and Development of the Company – Capital Expenditures”.

Raw Materials. The principal raw materials used in our production of beer are malt, rice, water and hops. We obtain our supply of malt from local producers and in the international market. During 2006, we renewed and signed long-term contracts with local producers for approximately 45% of our requirements. The balance for 2007 is expected to continue to be imported, from Canada, Argentina and Uruguay. During 2006, we received 27,250 tons of malt from Canada, Argentina and Uruguay , representing 100% of our imports. Rice is obtained from local and international suppliers in spot transactions and/or annual contract agreements. We pre-treat rice in order to ensure that it meets our standards of quality. We import hops mainly pursuant to contracts with international suppliers, in the United States, which permits us to secure supplies for periods of up to four years.

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

We generally purchase all of the glass bottles used in packaging our beer from the major national glass supplier in Chile, Cristalerías Chile S.A. under one-year agreements. In addition, other sources, principally in Argentina, can be used when price and delivery terms are favorable. During 2006, all of our requirements for aluminum cans were purchased from a local supplier, Rexam Chile S.A., formerly Latasa Chile S.A., but if price and delivery conditions are favorable, cans can be imported. Our kegs used for draft beer, are purchased from various suppliers outside Chile. We obtain the labels for our beer products principally from local suppliers. Crowns and plastic caps are principally purchased from three suppliers in Chile.

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

During 2006, after production, bottling and packaging, our beer was either stored at one of the three production facilities or transported to a network of 16 warehouses which are located throughout Chile and are either owned or leased by us. Beer products are generally shipped from the region of production to the closest warehouse, allowing us to minimize our transportation and delivery costs. In July 2002, Comercial Patagona Ltda. began selling all of our beer products in the country’s Twelfth Region.Comercial Patagona Ltda. is a subsidiary of Cervecera Austral S.A. that is responsible for the sales and distribution of our products and those of Cervecera Austral in Chile’s extreme south.

During 2006, we had approximately 236 salesmen, responsible for our sales of beer and other products in Chile. This sales force is divided into two categories: one exclusively responsible for sales of beer and the other responsible for sales of beer and soft drink products, all of them through a pre-sell system. As of April 2004, the sales operation of soft drinks in the cities of Iquique, Antofagasta, Calama and Copiapó was transferred from our beer division sales force to ECUSA’s sales force. Therefore, currently our beer division sells soft drink products only in some rural areas of the country, representing approximately 3% of the total soft drink and mineral water sales by volume in Chile.

In October 2005, we launched Comercial CCU S.A., a pilot plan under which a single sales force sells all of our products. This plan is being piloted in the cities of Osorno and Puerto Montt, as well as across much of the Chilean rural areas. Due to the positive results from the pilot plan during its first year of operation, it was extended to most of the cities in the south of Chile, with the exception of Concepción, accounting for approximately 18% of our sales. This new step will be evaluated during 2008.

In 2006, beer represented 97% of the volume sold by our beer division in Chile. The remaining 3% of sales volume was accounted for by soft drinks and mineral water sales. Our customers make payment for our products either in cash at the time of delivery or in accordance with one of various credit arrangements. Payment on credit sales for beer is generally due 25 days from the date of delivery. Credit sales accounted for 26%, 25% and 28 of our beer sales in Chile in 2004, 2005 and 2006, respectively. Losses on credit sales of beer in Chile have not been significant.

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

The following table shows our annual sales volume of beer in Chile, including exports, by quarter in 2004, 2005 and 2006:

Year	Quarter	Sales Volume	% of Annual

		(millions of liters)	Sales Volume

2004	1st quarter	113.2	29.7
	2nd quarter	64.7	17.0
	3rd quarter	76.2	20.0
	4th quarter	126.7	33.3

	Total	380.7	100.0

2005	1st quarter	126.8	30.4
	2nd quarter	71.6	17.2
	3rd quarter	79.9	19.2
	4th quarter	138.7	33.3

	Total	417.0	100.0

2006	1st quarter	137.0	29.1
	2nd quarter	86.5	18.4
	3rd quarter	97.6	20.7
	4th quarter	149.7	31.8

	Total	470.8	100.0

Geographical Markets. Our main beer production facility is located in Santiago. Santiago and the surrounding areas (referred to as the Metropolitan Region) account for approximately 40% of the population of Chile and accounted for approximately 37% of our beer sales by volume in 2006. We also have one additional beer production facility (Temuco) and one additional bottling facility (Antofagasta) located outside the Santiago metropolitan area. Virtually all of our brands are distributed to customers located within the geographic areas of the corresponding production facilities.

Competition. Our principal competitor in the beer business is Cervecería Chile (a subsidiary of Quilmes of Argentina), which commenced operations in Chile during the second half of 1991, resulting in a loss of market share for us. Nevertheless, since our market share low of 86% in 1994 and 1995, we regained our market presence until 2005, when our competitor launched a new product. In 2006, we had 86% market share.

Our estimated share of the Chilean beer market over the last five years is as follows:

Year	Our Chilean Market Share for Beer (*)

2002	89%
2003	89%
2004	90%
2005	88%
2006	86%
________________
(*)	Considers beer sold directly by Austral and Kunstmann

Our competitor, Cervecería Chile has one production facility located in Santiago and distributes its products throughout the country. Cervecería Chile uses third party distributors in Regions I and II in the north, and in Region X in the south. We estimate that the sales of Cervecería Chile’s brands of beer by volume accounted for approximately 11% of total beer sales in 2005 and 13% in 2006. In 2006, we estimate that Cervecería Chile had an annual production capacity of approximately 80 million liters which represents approximately 13% of our annual nominal production capacity in Chile.

Due to the high cost of shipping beer to Chile and the competitive advantage inherent to domestic producers as a result of Chile’s returnable glass bottle system, imported beer is not a significant component of the Chilean beer market. We estimate that imports accounted for approximately 1% of total beer sales by volume during 2006.

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

Between 1996 and 2006, we and Anheuser-Busch invested approximately US$216 million and US$23 million in CCU Argentina, respectively. Among other things, this capital was used to prepay debt incurred to acquire the initial stake in CICSA and CSF, increase CCU Argentina’s stake in these subsidiaries, increase plant capacity, purchase land in Zárate (a region close to Buenos Aires), purchase the brands and assets of Cervecería Córdoba, reduce short term debt and buy a canning line for the Santa Fe plant.

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

The Argentine Beer Market. The Argentine beer market is estimated by us to be almost three times the size of Chile’s. Traditionally, beer and wine have been the principal alcoholic beverages consumed in the country. We estimate that annual beer consumption in Argentina was 1,472 million liters, or approximately 40 liters per capita in 2006.

The table below sets forth our estimates of beer consumption in Argentina during each of the last five years:

Year	Volume	Per Capita (*)

	(in millions of liters)	(liters)

2002	1,221	33
2003	1,292	34
2004	1,333	35
2005	1,389	36
2006	1,472	38

________________
(*)	Population estimated based on Argentina’s national census of 2001.

We estimate that total beer consumption in Argentina increased at a four-year compounded annual growth rate of 4.8% between 2002 and 2006. During 2006, the Argentine beer market increased 6.0%, due to a recovery in consumption and an increase in consumer confidence.

The Argentine Government, since January 2006, has adopted different methods to directly and indirectly regulate price increases of various consumer goods, including bottled beer, in an effort to slow inflation. Once the government approves a price increase for each beer company, wholesale prices are negotiated between the producer and the purchaser. Prices to consumers are determined by the negotiated wholesale price, as affected by the producer's product pricing strategy. To optimize margins the producer carefully manages product and channel mix and trade discounts.

Beer Production and Marketing in Argentina. Our production of beer in Argentina generated net sales of Ch$42,458 million, Ch$47,717 million and Ch$57,807 million representing 9.5%, 9.5% and 10.6% of our total net sales in 2004, 2005 and 2006, respectively. The increases during this period were the result of higher prices and volumes, as a consequence of a better economic environment in Argentina.

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

________________________________________
(1)	Produced under license
(2)	Imported

Schneider is our principal proprietary brand in Argentina, accounting for 38% of our Argentine sales volume in 2006. We began local production of Budweiser brand beer in December 1996. Budweiser beer represented 27% of our Argentine sales volume in 2006. Since February 2002, our Budweiser one-liter returnable bottle, the main format in the market, has been priced at the same level as the leading brand in the market. In June 2003, we began selling locally produced Heineken beer. Our Schneider brand is sold in three varieties, regular lager, dark and Schneider Fuerte 6.0°, a brand extension with 6.0% of alcohol; the Salta brand is sold in regular lager and dark varieties, and the Santa Fe brand is sold only in regular lager variety. The Córdoba brand is sold only as a regular lager. During 1997, we began to import Guinness beer from Ireland, making Argentina the only country in South America where Guinness draught is sold. During 2001, we began to import Corona beer from Mexico, and during 2005 we began to import Negra Modelo beer also from Mexico. During 2006, we exported 11.0 million liters of beer from Argentina, representing 4.5% of CCU Argentina’s beer sales volume.

Our beer products are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans, or stainless steel kegs at our production facilities. During 2004, 2005 and 2006, we sold our beer products in Argentina in the following packaging formats:

Percentage of Total Beer Products Sold

Container	2004	2005	2006

Returnable (1)	92%	91%	88%
Non-Returnable (2)	6%	8%	10%
Returnable Kegs (3)	2%	2%	2%

Total	100%	100	100%

________________________________________
(1)	Returnable beer containers include glass bottles of various sizes.
(2)	Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.
(3)	Returnable kegs refer to stainless steel containers, which have capacities of either 30 or 50 liters.

We obtain all of our glass bottles from third-party suppliers located in Argentina and Brazil, and stainless steel kegs from third-party suppliers in Germany and Spain.

In Argentina, though most beer is sold to wholesalers, we also sell our products to retailers and supermarket chains. In 2004, 2005 and 2006, the percentage mix of the above distribution channels for our beer products in Argentina was as follows:

Percentage of Total Beer Products Sold

Distribution Channels	2004	2005	2006

Wholesalers	79%	78%	77%
Retailers	12%	14%	15%
Supermarkets	10%	8%	9%

Total	100%	100%	100%

In 2006, we sold to approximately 20,465 customers in Argentina, none of which individually accounted for more than 3% of our total beer sales by volume, with the exception of two large distributors that represented a combined total of 15%.

The following table sets forth our beer sales volume in Argentina by category during each of the last five years:

Category	2002(*)	2003	2004	2005	2006

	(in millions of liters)
Super-premium	0.4	9.4	20.3	25.7	30.8
Premium	69.2	77.5	80.5	85.8	96.2
Medium-priced	78.1	91.8	103.0	106.3	104.6
Popular-priced	9.3	6.6	1.1	2.5	1.8

Total	156.9	185.3	204.9	220.2	233.4

________________________________________
(*)	Budweiser’s one liter returnable bottle has been priced at the same level as the mainstream brand, effective February 2002, moving from the super-premium to the premium category.

The average price, based on December 2006 Chilean pesos, to our customers for our beer products in Argentina has increased at a four-year compounded annual rate of 9.5%, from Ch$163 per liter in 2002 to Ch$234 per liter in 2006, mainly due to the effect of the Argentine peso’s devaluation and a higher sales mix of super-premium brands.

The license agreement between CCU Argentina and Anheuser-Busch, which provides CCU Argentina with the exclusive right to produce, package, market, sell and distribute Budweiser beer in Argentina, has an initial term of 20 years commencing in December 1995. During this period, CCU Argentina is required to meet the market share agreed to by the parties. Among other things, the license agreement includes provisions for both technical and marketing assistance from Anheuser-Busch. Under the license agreement, CCU Argentina is obligated to purchase certain raw materials from Anheuser-Busch or from suppliers approved by Anheuser-Busch. CCU Argentina cannot produce, package, sell or distribute within Argentina any North American beer, other than Budweiser beer, without the prior written consent of Anheuser-Busch. We began distribution of our locally produced Budweiser in December 1996. See “– Sales, Transportation and Distribution”. In addition, the license agreement is subject to certain specified market share targets and marketing expenditures. During the third quarter 2000, we and Anheuser-Busch signed an export agreement to supply Budweiser from Argentina to Paraguay, Chile and Brazil. In August 2003, the license agreement was modified, with regard to certain targets, to adjust it to the current economic situation of the Argentine market. See “Item 3: Risk Factors”.

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

In October 2006, we signed a long-term contract with ICSA to brew, bottle and package beer in the former AmBev plant in Luján, near Buenos Aires, that was purchased by ICSA. In December 2006, we began brewing our local brands in this plant, obtaining enough production capacity to ensure future growth.

Raw Materials. The principal raw materials used in the production of our beer products in Argentina are malt, corn syrup, rice, water and hops. During 2006, we continued obtaining malt and rice from regional suppliers, benefiting from lower costs as compared to imported materials. We obtain rice from suppliers in Argentina and Uruguay and malt from suppliers in Argentina and Chile.

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

We generally purchase all of our glass bottles from the major national glass supplier in Argentina, Rigolleau/Cattorini, and from Saint Gobain in Brazil. During 2006, all of our requirements for aluminum cans were purchased from a local supplier, Rexam Argentina S.A., but if price and delivery conditions are favorable, cans can be imported. Kegs used for draft beer are purchased from various suppliers in Germany. Plastic storage and carrying crates, as well as the labels for beer products and crowns, are obtained from local and international suppliers.

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

Sales, Transportation and Distribution. After production, bottling and packaging, our beer is either stored at the production facilities or transported to a network of six warehouses leased or owned by us. Beer products are generally shipped to those warehouses, which are located within the region in which the beer products are sold.

Most of our beer in Argentina is sold and distributed through third party sales and distribution chains in the regions surrounding the cities of Santa Fe, Salta, Córdoba and Buenos Aires. During the last years, we reduced the number of our distributors and replaced some of them by larger ones, among which there are currently three Coca-Cola bottlers, one in the south, another one in the north and the third one in the northeastern regions of Argentina. As of December 31, 2006, we had a direct sales force which sold our beer products to approximately 20,465 customers within the Salta, Santa Fe, Córdoba, Rosario, the Federal Capital and its outlying metropolitan area, in addition to 11 supermarket chains throughout the country.

Our Argentine beer customers either make payments for our products in cash at the time of delivery or through one of our various credit arrangements. Payment on credit sales is currently due 7 days from the date of delivery to wholesalers, and an average of 60 days of delivery to supermarkets. Credit sales accounted for 49%, 50% and 52% of our beer sales in Argentina in 2004, 2005 and 2006, respectively. Losses on credit sales of beer in Argentina have not been significant.

Seasonality. As a result of the seasonality of the beer industry, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth quarters (i.e., those months corresponding to the summer and holiday seasons in Argentina).

The following table shows the annual sales volume of beer in Argentina, including exports, during each quarter in 2004, 2005 and 2006:

Year	Quarter	Sales Volume	% of Annual

		(millions of liters)	Sales Volume
2004	1st quarter	61.8	29.4
	2nd quarter	35.3	16.8
	3rd quarter	43.5	20.7
	4th quarter	69.5	33.1

	Total	210.1	100.0

2005	1st quarter	66.6	29.3
	2nd quarter	38.3	16.9
	3rd quarter	46.0	20.3
	4th quarter	76.1	33.5

	Total	226.9	100.0

2006	1st quarter	67.3	27.5
	2nd quarter	41.6	17.0
	3rd quarter	51.0	20.9
	4th quarter	84.6	34.6

	Total	244.4	100.0

Geographical Markets. Our beer production facilities in Argentina are located in Santa Fe and Salta. Santa Fe and its surrounding areas account for approximately 8.1% of the population of Argentina and for approximately 19.7% of total beer sales of CCU Argentina by volume in 2006. The region surrounding and including the cities of Salta and Jujuy account for approximately 5.0% of the population of Argentina and for approximately 9.0% of total beer sales of CCU Argentina by volume in 2006. The region surrounding and including the city of Córdoba accounts for approximately 8.8% of the Argentine population and represents approximately 13.1% of CCU Argentina’s sales by volume. Lastly, the province of Buenos Aires accounts for approximately 46.2% of the population of Argentina and for approximately 26.4% of total beer sales of CCU Argentina by volume in 2006.

Competition. Since 2003, after the agreement between Quilmes and AmBev, the Argentine beer market consisted of four brewing groups: AmBev-Quilmes, us, Warsteiner and Galicia. The principal brands of these companies are Quilmes, Schneider, Isenbeck and San Carlos, respectively. According to the information made public by our competitors and our estimates for Isenbeck, the different brewing groups had the following market shares in 2006: AmBev-Quilmes, 78%; us, 16%; Warsteiner, 6%; and Galicia, less than 1%.

The following table shows our market share in the Argentine market over the past five years:

Our Argentine Market Share for Beer

Our Chilean Market Share for Beer (*)

Year	Estimated Market Share

2002	13%
2003	14%
2004	15%
2005	16%
2006	16%
________________
(*)	Source: CICA

Quilmes, the beer market leader in Argentina and our principal competitor, also has beer operations in Chile, Paraguay, Uruguay and Bolivia. In February 1997, Quilmes purchased Bieckert in Argentina, and, as a result of that acquisition, increased its production capacity by approximately 170 million liters, increasing its market share by an estimated 4.9% . As of December 31, 2006, Quilmes had five breweries in Argentina with an estimated total annual production capacity of 1.5 billion liters. Quilmes’ large size enables it to benefit from economies of scale in the production and distribution of beer throughout Argentina.

We estimated that Quilmes’ average market share in 2006 decreased to 78% (including Bieckert and Brahma) from 82% market share in late 1994. At that time, Companhia Cervejaria Brahma, one of the two largest beer producers in Brazil, commenced production at its new brewery in Luján, near Buenos Aires. In addition, Warsteiner, a large German brewer, commenced production at its new brewery in Zárate, also near Buenos Aires. The annual production capacity for these breweries is estimated to be approximately 264 million liters and 150 million liters, respectively. Prior to commencing production in Argentina, Companhia Cervejaria Brahma and Warsteiner competed in the Argentine market with imported beer. The other competitor, Galicia, has one plant with a total annual capacity of approximately 17 million liters. In July 1999, the merger of Companhia Cervejaria Brahma and Companhia Antarctica Paulista was announced, creating AmBev. This merger was finally approved in March 2000, creating one of the largest beverage producers in the world.

More recently, in May 2002, AmBev and Quilmes announced that pursuant to an agreement between both parties, AmBev would transfer all of its beer assets in Argentina, Bolivia, Paraguay and Uruguay to Quilmes in exchange for 26.4 million new B shares of Quilmes. Additionally, according to the announcement AmBev would purchase from the controlling shareholders of Quilmes 230.92 million class A shares for US$346.4 million. Also the agreement stipulates that AmBev can purchase at the end of a seven-year period the remaining Quilmes shares owned by the current controlling group, the Bemberg family, with AmBev shares. The Bemberg family had the option to sell to AmBev their remaining class A shares during a period beginning with the end of the first year and ending with the seventh year after the agreement was announced. This option was exercised in April 2006. This transaction was approved by the Argentine antitrust authorities on January 13, 2003, subject to the condition that AmBev and Quilmes divest themselves of certain brands and the AmBev plant in Luján, near Buenos Aires, to a company currently not present in the Argentine beer market. On February 14, 2003, through our subsidiary CICSA, we filed a complaint before the Argentine federal courts in order to be eligible to participate in the acquisition of these assets. In February 2006, the Argentinean Supreme Court of Justice ruled against our complaint. In December 2006, the Argentine authorities approved the sale of these assets to ICSA, a company owned by local investors. On March 3, 2004, AmBev and Interbrew announced an agreement to merge the two companies, creating the world’s largest brewer under the name InBev. This merger was closed in August 2004. Consolidation in the beer industry has resulted in larger and more competitive participants, which could change the current market conditions under which we operate.

Due to the high cost of shipping beer to Argentina and the competitive advantage inherent to domestic producers as a result of Argentina’s returnable glass bottle system, we estimate that imported beer sales accounted for less than 1% of the total sales volume in 2006.

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

Our Soft Drinks and Mineral Water Business

Overview. We have produced and sold soft drinks in Chile since 1902. Prior to November 1994, we independently produced, bottled and distributed carbonated and non-carbonated soft drinks in Chile. Our line of soft drink products included our own proprietary brands, in addition to brands produced under license from Cadbury Schweppes plc. (currently Crush, Crush Light, Canada Dry Agua Tónica, Canada Dry Agua Tónica Light, Canada Dry Ginger Ale, Canada Dry Ginger Ale Light, Canada Dry Limón Soda and Canada Dry Limón Soda Light). Under a similar licensing arrangement with Watt’s, a local fruit related product company, we bottled and distributed Watt’s nectar products in Chile from 1987 until December 2006. In addition, under our two proprietary brand names, Cachantun and Porvenir, we bottled and nationally distributed mineral water from our own two natural sources located within the central region of Chile.

In November 1994, we merged our soft drink and mineral water businesses with the one owned by BAESA in Chile (PepsiCo’s bottler at that time) creating ECUSA for the production, bottling, distribution and marketing of soft drink and mineral water products in Chile. Therefore, we began producing PepsiCo brands under license (currently Pepsi, Pepsi Light, Pepsi Twist, Pepsi Twist Light, Seven Up, Seven Up Light, Mirinda and Gatorade). On November 29, 1999, we purchased 45% of ECUSA’s shares owned by BAESA for approximately Ch$46,271 million. Since that date, we have owned 100% of ECUSA’s shares. However, we have had control of ECUSA since January 1998 after the shareholders agreement was amended. In January 2001, ECUSA and Schweppes Holdings Ltd. signed an agreement to continue bottling Crush and Canada Dry brands. See “– Our Soft Drinks, Mineral Water and Nectar Production and Marketing in Chile”.

The Chilean Soft Drinks and Mineral Water Market. Commercial soft drink production was first established in Chile by us in 1902, and mineral water production began in 1960. In 2006, we estimate that annual carbonated soft drinks consumption in Chile was 1,866 million liters or approximately 114 liters per capita. We estimate that consumption of fruit nectars and juices was 192 million liters or approximately 12 liters per capita, in 2006. We also estimate that consumption of mineral water, including both carbonated and non-carbonated, was 175 million liters or approximately 11 liters per capita, in 2006.

The table below sets forth our estimates of total and per capita carbonated soft drinks, fruit nectars and mineral water sales in Chile during each of the last five years:

Carbonated Soft Drink and Mineral Water Sales

Volume (1)					Liters Per Capita (2)

(millions of liters)
			Mineral				Mineral
Year	Soft Drinks	Nectars (3)	Water	Total	Soft Drinks	Nectars (3)	Water	Total

2001	1,535	137	130	1,802	97	9	8	114
2002	1,606	144	135	1,885	101	9	8	118
2003	1,667	154	138	1,959	104	10	9	122
2004	1,750	169	170	2,089	108	10	10	128
2005	1,866	192	175	2,233	114	12	11	136
________________________________________
(1)	Based on our sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER.
(2)	Population estimated in accordance with the national census of April 2002.
(3)	Includes liquid juices, nectars, fruit beverages and artificial juices.

The soft drink market in Chile consists of both carbonated and non-carbonated beverages. The principal types of carbonated beverages are colas and non-colas. The principal non-carbonated beverages are fruit nectars and fruit juices, which are estimated to have accounted for approximately 15% of our total soft drink and mineral water sales by revenues in 2006.

The following table sets forth our estimates as to the percentage of total carbonated soft drinks production in Chile, represented by each of the two principal categories of carbonated soft drinks during the last three years:

Type	2004	2005	2006

Colas	58%	58%	58%
Non-colas	42%	42%	42%

Total	100%	100%	100%

Since the creation of the ECUSA joint venture in November 1994, the two main soft drinks producer groups in Chile have been (i) the licensees of The Coca-Cola Company (consisting of three companies with 13 bottling plants) and (ii) us. Since August 1998, private labels have had an increasing participation in the industry, representing 3% of the total soft drink sales in Chile in 2006. Distribution of these brands is concentrated in the supermarket channel where they constituted a 12% market share in 2006.

Additionally, discount brand producers have entered the market and represented 8% of the soft drinks market in 2006. Due to the strong presence of local producers, the high cost of transportation and the existing returnable bottle system that accounts for a large portion of soft drink sales volume, we believe that there is no significant market for imported soft drinks in Chile, which were estimated to represent less than 1% of all soft drinks sales by volume in 2006.

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

Our Soft Drinks, Mineral Water and Nectar Production and Marketing in Chile. Our soft drinks, nectar and mineral water production and marketing in Chile generated net sales of Ch$127,227 million, Ch$138,458 million and Ch$150,467 million, or 28.6%, 27.6% and 27.6% of our total net sales, in 2004, 2005 and 2006, respectively.

The following table shows the soft drink and mineral water brands produced and/or sold by us through ECUSA during 2006:

Brand	Product	Category	Affiliation

Bilz	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Bilz Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem Piña	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem Xtreme	Soft Drink	Functional	CCU Proprietary
Nobis	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Canada Dry Ginger Ale	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Ginger Ale Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Agua Tónica	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Agua Tónica Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Limón Soda	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Limón Soda Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Crush	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Crush Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Pepsi	Soft Drink	Cola Licensed	PepsiCo
Pepsi Light	Soft Drink	Cola Licensed	PepsiCo
Pepsi Twist	Soft Drink	Cola Licensed	PepsiCo
Pepsi Twist Light	Soft Drink	Cola Licensed	PepsiCo
Seven-Up	Soft Drink	Non-Cola Licensed	PepsiCo
Seven-Up Light	Soft Drink	Non-Cola Licensed	PepsiCo
Mirinda	Soft Drink	Non-Cola Licensed	PepsiCo
Gatorade	Isotonic	Functional	PepsiCo
Watt’s	Nectars	Licensed	Watt’s
Watt’s Light	Nectars	Licensed	Watt’s
Watt’s Ice Frut	Nectars	Licensed	Watt’s
Cachantun	Mineral Water	Proprietary	CCU Proprietary
Cachantun O2	Mineral Water	Functional	CCU Proprietary
Mas de Cachantun	Mineral Water	Proprietary	CCU Proprietary
Porvenir	Mineral Water	Proprietary	CCU Proprietary
Glacier	Purified Water	Proprietary	CCU Proprietary

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

Likewise, in March 2006, a new exclusive bottling agreement was executed between ECUSA and Stokely Van-Camp, Inc., a subsidiary of PepsiCo, Inc., authorizing ECUSA to bottle, sell and distribute Gatorade products in Chile, for an initial term ending on March 31, 2010, automatically renewable for successive two or three-year periods if certain conditions set forth in the contract are met. In August 2002, we began importing, selling and distributing Gatorade, the world’s number one isotonic drink. Since October 2006, we have been producing Gatorate locally.

In addition, ECUSA has been granted the exclusive license to produce and distribute our proprietary brands Bilz, Pap and Kem. This license agreement had an initial ten-year term commencing November 1994, and is automatically renewable for six additional five-year periods. The license agreement was renewed in 2004.

The license agreement for nectar products with Watt’s, which granted us exclusive production rights, was first signed in June 1987 and originally had a 33-year term. In February 1999, a new license agreement was signed allowing us to produce new flavors and bottle Watt’s nectars in non-returnable packaging (wide mouth glass and plastic bottles). A new license agreement between us and Watt’s was signed in July 2004. This new contract provided us with a ten-year license renewable automatically for three consecutive periods of three years if the conditions set forth in the contract are fulfilled at the date of renewal. In December 2006, we signed a joint venture agreement with Watt’s, under which we participate in equal parts in Promarca S.A., or Promarca. This new company owns the brands “Watt’s”, “Ice Frut de Watt’s”, “Yogu Yogu” and “Shake a Shake” in Chile. Promarca granted its subsidiaries, for an indefinite period, the exclusive licences for the production and sale of the different product categories. Therefore, we now participate in new product categories such as 100% fruit juices and fruit and dairy based beverages.

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

In February 2005, we launched a new Cachantun product, under the trademark Mas, a sugar free product made of mineral water, calcium and citric flavor, creating a new category of flavored water.

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

During 2004, 2005 and 2006, we sold our soft drink and mineral water products in the following packaging formats:

	Soft Drinks and Nectars			Mineral Water

Container	2004	2005	2006	2004	2005	2006

Returnable (1)	44%	42%	41%	10%	7%	6%
Non-Returnable (2)	53%	56%	57%	90%	93%	94%
“Post-Mix” (3)	2%	2%	2%	-	-	-

Total	100%	100%	100%	100%	100%	100%

________________________________________
(1)	Returnable soft drink containers include both glass and plastic bottles of assorted sizes. Returnable mineral water containers include glass bottles of assorted sizes and returnable 19-liter jugs.
(2)	Non-returnable soft drink containers include glass and plastic bottles, and aluminum cans of assorted sizes. Non- returnable mineral water containers include plastic bottles of assorted sizes.
(3)	Post-mix cylinders are sold specifically to on-premise locations for fountain machines.

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
  wholesalers; and
  supermarket chains.

In 2004, 2005 and 2006, the percentage mix of the above distribution channels for our soft drinks and mineral water products in Chile was as follows:

	Percentage of Total Soft Drinks and
	Mineral Water Products Sold

Distribution Channels	2004	2005	2006

Off-premise retail	49%	51%	54%
On-premise retail	8%	8%	8%
Wholesalers	10%	9%	8%
Supermarkets	32%	32%	30%

Total	100%	100%	100%

During 2006, we had no single customer that accounted for more than 2% of our sales by volume, with the exception of two large supermarket chains that represented a combined total of 16%. During 2006, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains. We do not maintain any long-term contractual arrangements for the sale of soft drinks and/or mineral water with any of our customers.

The following table shows the sales volume of our soft drinks and mineral water by category during each of the last three years:

Category	2004	2005	2006

	(millions of liters)
Colas
Licensed	54.0	52.7	61.3
Non-colas
Proprietary	156.6	153.7	161.2
Licensed	112.2	116.2	124.1

Nectars	38.3	44.5	54.8

Soft Drinks Total	361.1	367.0	401.4

Mineral Waters
Cachantun	74.8	100.6	110.0
Porvenir	3.9	3.6	3.5

Purified Water	2.6	2.9	3.4

Total Waters	81.3	107.1	116.9

Total	442.4	474.2	518.3

The following table shows the sales volume of our soft drinks by affiliation during each of the last three years:

Affiliation	2004	2005	2006

	(millions of liters)

Proprietary	156.6	153.7	161.2
Schweppes	100.9	105.0	112.2
PepsiCo	65.3	63.8	73.2
Watt’s	38.3	44.5	54.8

Total	361.1	367.0	401.4

The average price, based on December 2006 Chilean pesos, per liter to our customers for soft drink products was almost constant from an average of Ch$305 in 2002 to Ch$299 in 2006. The four-year compounded annual growth rate decreased 0.5% . For mineral water products, the average price, based on December 2006 Chilean pesos, per liter increased from an average of Ch$246 in 2002 to Ch$254 in 2006 and experienced a four-year compounded annual growth rate of 0.8% .

Raw Materials. The principal raw materials used in the production of soft drinks are water, sugar, flavoring concentrates and in the case of carbonated products, carbon dioxide gas. We generally purchase our sugar requirements from Empresas Iansa S.A., the sole producer of sugar in Chile, and from imports. We purchase flavoring concentrates for our licensed soft drink brands from the respective licensing companies. See “– Our Soft Drinks and Mineral Water Production and Marketing in Chile”. Flavoring concentrates for our proprietary brands are purchased from third party suppliers in Chile and Germany, which manufacture the concentrates under contract with us. We obtain carbon dioxide gas from local suppliers in Chile.

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

We generally purchase all of the glass bottles used in packaging soft drinks and mineral water from the major supplier in Chile, Cristalerías Chile. Other sources, principally in Argentina, Peru and Colombia, can be used when price and delivery terms are favorable; however, no significant purchases were made in either of these countries during 2006. While aluminum cans used in packaging our soft drinks are generally purchased from a local supplier, we manufacture most of our own plastic returnable and non-returnable bottles from imported polyethylene terephthalate resins, or PET, which we purchase from various suppliers. See “– Our Other Businesses”. We obtain the labels for our soft drinks and water products principally from local suppliers. Crowns and plastic caps are principally purchased from two suppliers in Chile.

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

Sales, Transportation and Distribution in Chile. Since April 2004, ECUSA manages its own sales force that is directly responsible for the exclusive servicing of soft drinks and water clients in all the cities of Chile. In October 1999, ECUSA began delivering its products in Concepción through our logistic division (currently, Transportes CCU Ltda.) while keeping its sales force separated. Due to its success, this system was implemented in Valparaíso and Viña del Mar since July 2000 and in Santiago since October 2001, through Transportes CCU Ltda., the entity in charge of delivering all of our products throughout Chile. The ECUSA sales force of 395 salesmen as of December 2006, directly sells to approximately 76,600 customers, accounting for 97% of our total soft drink and mineral water sales by volume in Chile in 2006. The area served by ECUSA accounts for approximately 75% of the Chilean population. In some rural areas of the country, ECUSA has contracted the sales services of our beer division, which sells soft drinks and mineral water products in connection with the sales of our beer products. Such sales accounted for the remaining 3% of our total soft drinks and mineral water sales by volume in Chile in 2006.

In October 2005, we launched Comercial CCU S.A., a pilot plan under which a single sales force sells all Company products. This plan is being piloted in the cities of Osorno and Puerto Montt, as well as across much of the Chilean rural areas. Due to the positive results from the pilot plan during its first year of operation, it was extended to most of the cities in the south of Chile, with the exception of Concepción, accounting for approximately 18% of our sales. This new step will be evaluated during 2008.

Our Chilean soft drinks and mineral water customers make payments for our products either in cash at the time of delivery or in accordance with one of our credit arrangements. Payment on credit sales is generally due 32 days from the date of delivery. Credit sales accounted for 42%, 41% and 42% of ECUSA’s soft drink and mineral water sales to third parties in Chile in 2004, 2005 and 2006, respectively. Losses on credit sales of soft drinks and mineral water in Chile have not been significant.

Seasonality in Chile. Due to the seasonality of sales for both soft drinks and mineral water products, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth calendar quarters (i.e., those months corresponding to holidays and summer vacation season in Chile).

The following table shows our annual sales volume of soft drinks and mineral water by quarter for the last three years:

		Soft Drinks & Mineral Water

			% of Annual
Year	Quarter	Sales Volume	Sales Volume

		(millions of liters)
2004	1st quarter	120.2	27.2
	2nd quarter	86.8	19.6
	3rd quarter	99.0	22.4
	4th quarter	136.4	30.8

	Total	442.4	100.0

2005	1st quarter	132.5	27.9
	2nd quarter	97.2	20.5
	3rd quarter	102.0	21.5
	4th quarter	142.5	30.1

	Total	474.2	100.0

2006	1st quarter	141.2	27.2
	2nd quarter	106.7	20.6
	3rd quarter	115.2	22.2
	4th quarter	155.2	29.9

	Total	518.3	100.0

Competition in Chile. Our principal competitors in the soft drink business are companies, which produce, bottle and distribute soft drinks in Chile under licenses from The Coca-Cola Company and its affiliates. The Coca-Cola Company’s products are produced, bottled and distributed in Chile through three separate licensees which market soft drinks under the Coca-Cola, Coca-Cola Light, Coca-Cola Zero, Fanta, Fanta Light, Sprite, Sprite Zero, Quatro Light, Nordic Mist, Taí, Andina nectars and juices, and Kapo juice brand names. According to store audits conducted by Nielsen, Coca-Cola and related brands accounted for approximately 67% of total carbonated soft drink volume sales in 2006. However, calculations made by us are higher than the Nielsen estimates. During 1998, a few supermarket chains began selling soft drinks products under private labels. Additionally, discount brand producers entered the market and represented, along with private labels, approximately 11% of the soft drink market in 2006 according to Nielsen. However, calculations made by us are higher than the Nielsen estimates. Even though these brands are not a significant portion of the industry, they are expected to increase their presence in the future.

Since the formation of ECUSA, our market share has decreased as a consequence of increasing marketing activity on the part of our competitors and the entrance of private labels and discount brand producers to the market. During 2006, our market share was approximately 18%.

Our market share for our carbonated soft drink products over the last five years is presented in the following table based on store audits conducted by Nielsen and our own estimates. These Nielsen results are, for each year, higher than our own estimates.

Our Chilean carbonated Soft Drink Market Share

Year	Nielsen	Company Estimates (*)

2002	23%	20%
2003	23%	19%
2004	22%	19%
2005	22%	18%
2006	22%	18%

________________
(*)	Based on our sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER.

Our domestic competitors in the soft drinks business have benefited from both internationally recognized brand labels (especially with regard to the Coca-Cola product line) and a large number of local bottling companies distributing their products throughout Chile. As a result of the formation of ECUSA, we also similarly benefited from the internationally recognized Pepsi brand as well as our previous competitive strengths, which include a portfolio of nationally well known brands and a nationwide distribution system. Additionally, during 2002, we launched Bilz Light, Pap Light, Agua Tónica Light and Gatorade, the world’s number one isotonic drink. Gatorade is classified as a functional product, since in addition to refreshing, it hydrates the body and replenishes mineral salts lost during sports or other physical activities. During January 2003, we launched Pepsi Twist and Pepsi Twist Light. In April 2003, we introduced to the market Kem Xtreme, a soft drink with a high level of caffeine, which also is considered a functional product because it gives more energy.In September 2004, we launched Canada Dry Ginger Ale Light, and in October 2004, we re-launched Nobis, a traditional proprietary soft drink brand, to be used strategically against discount brands. In September 2006, we launched Canada Dry Limón Soda Light.

Given the high percentage of soft drink sales volume in returnable containers coupled with the high cost of transportation to Chile, the market for imported soft drinks in Chile is not significant and accounted for less than 1% of total sales by volume in 2006. While there are no legal barriers to entry, we believe that the existing returnable bottle system and high transportation costs may continue to deter potential competitors from exporting soft drinks to Chile.

Fruit nectars under the trade name “Watt’s”, a segment of our soft drink business, face competition from other liquid and powdered juices, which are provided by a variety of local companies. After just four years from the re-launch of Watt’s nectar, we have attained our fourth year as market leader in the bottled category of nectars, with a market share of 59% during 2006, according to Nielsen.

Our main competitor in the mineral water business is Vital S.A. (a subsidiary of Embotelladora Andina S.A., one of The Coca-Cola Company licensees in Chile). We estimate that our sales of Cachantun and Porvenir brand mineral waters accounted for approximately 65%, while those of Vital S.A. products accounted for approximately 26% of total mineral water sales by volume in 2006. Small domestic bottlers, private labels, as well as imported mineral water products, comprise the remaining 9% sales volume.

The following chart shows estimates of our mineral water market share for the last five years based on store audits conducted by Nielsen and our own estimates. These Nielsen results are, for each year, higher than our own estimates.

	Our Chilean Mineral Water Market Share

Year	Nielsen	Company Estimates (*)

2002	63%	57%
2003	64%	56%
2004	64%	57%
2005	67%	61%
2006	72%	65%
_______________
(*)	Based on our sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER. Do not consider Glacier purified water sales.

Our Wine Business

Overview. We entered the Chilean wine market in October 1994 with the purchase of 48.4% of VSP’s equity for approximately Ch$14,937 million, thereby acquiring an interest in the third largest winery in Chile. During the first half of 1995, VSP’s capital was increased by approximately Ch$12,482 million, of which we contributed approximately Ch$6,800 million. During August-October 1997, VSP’s capital was increased again by approximately Ch$10,151 million, of which we contributed approximately Ch$5,657 million, plus approximately Ch$163 million in additional shares bought during October 1997 in the local stock market. Furthermore, in October 1998 and during 1999, we purchased additional shares in VSP through the local stock exchanges for an amount of approximately Ch$4,725 million. During March-June 1999, VSP’s capital was increased by approximately Ch$14,932 million, of which we contributed approximately Ch$9,232 million. Between November 2000 and March 2001, VSP’s capital was increased by approximately Ch$19,048 million, of which we contributed approximately Ch$11,459 million. During October and November 2005, VSP’s capital was increased by approximately Ch$296 million. We did not participate in this capital increase. Between April and June 2007, VSP’s capital was increased by approximately Ch$11,707 million, of which we contributed approximately Ch$4,541 million. As a result of these activities, as of June 22, 2007, our total ownership interest in VSP was 58.1% .

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

The proceeds from VSP’s capital increase during 1995 were used to reduce debt, expand capacity and add new hectares of vineyards in the Maipo Valley for producing premium red wines. Part of VSP’s capital increases during 1997 was used to add new hectares of vineyards in Requinoa, Chépica and Molina during 1997, and in Pencahue during 1998. These purchases of land more than doubled the number of hectares of our vineyards. The winery also increased its total vinification and wine storage capacity in both tanks and barrels from to 52.1 million liters as of December 31, 1998, to 61.6 million liters as of December 31, 2006, as well as its peak bottling and packaging capacity from 35,100 liters per hour in 1998 to 64,000 liters per hour as of December 31, 2006. The capital increase in 1999, was used to pay debts related to the winery’s expansion process. The proceeds from VSP’s capital increase during November 2000 and March 2001 were used to finance the winery’s acquisition of FLC, in Mendoza, Argentina, to plant the hectares of this new winery and improve its production facilities, as well as to refinance debt.

In October 2001, VSP signed a joint venture agreement with the French winery Château Dassault for the production of super premium wines, mainly for the export market. As a result of this agreement we combined Château Dassault’s experience in first-quality wine production with VSP’s knowledge of both the Chilean and Argentine markets, along with its extensive international distribution network.

VSP and Dassault Investment Fund Inc., each owner of 50% of Viña Dassault-San Pedro S.A. (Viña Altaïr), are evaluating the convenience of maintaining its participation in Viña Altaïr, to analyze other ways to develop this project or, to look for an alternative that allows each of the parties to leave its participation in Viña Altaïr. For this reason, the parties contacted an investment bank to provide financial consulting services, including: evaluation of the business plan, identification of business opportunities and additional services that will allow the partners to evaluate their participation in this project. The valorization of this asset at present value does not create significant valorization differences between Chilean and US GAAP.

In December 2001, Viña Santa Helena, or VSH, created its own commercial and productive winemaking operation, distinct from its parent, VSP, under the Viña Santa Helena label in the Colchagua Valley.

In August 2003, VSP formed Viña Tabalí, a joint venture in equal parts with Sociedad Agrícola y Ganadera Río Negro Ltda. for the production of premium wines. This winery is located in the Limarí valley, Chile’s northernmost winemaking region, which is noted for the production of outstanding wines. In January 2007, Viña Tabalí acquired Viña Leyda, a boutique winery located in the Leyda Valley that produces well-regarded quality wines. Consequently, Viña Tabalí changed its name to Viña Valles de Chile S.A.

In October 2004, VSP acquired the well-known Manquehuito Pop Wine brand, a sparkling fruit-flavored wine with low alcohol content, broadening its range of products.

In Argentina, we sell a small amount of wine, which generated net sales of Ch$906 million, Ch$702 million and Ch$947 million in 2004, 2005 and 2006, respectively. These sales represented less than

0.3% of our total net sales each year. FLC has consolidated its results on VSP’s financial statements since January 2003.

VSP is a publicly traded company that, at December 31, 2006, had a market capitalization of Ch$98,869 million. VSP shares trade on the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Chile Electronic Stock Exchange. As of June 22, 2007, including its last capital increase, VSP had a market capitalization of Ch$167,873 million.

At VSP’s Extraordinary Shareholders meeting held on July 7, 2005, the shareholders voted to increase the number of board members from 7 to 9 and approved a capital increase that will be partially used for stock option programs.

The Chilean Wine Market. We estimate that wine consumption in Chile amounted to approximately 15 liters per capita in 2006. Given that the Chilean wine industry is fragmented, no single wine producer accounts for the majority of production and/or sales. The leading wineries include Viña Concha y Toro S.A., or Concha y Toro, Viña Santa Rita S.A., or Santa Rita, VSP and Bodegas y Viñedos Santa Carolina S.A., or Santa Carolina. In addition, there are numerous medium-sized wineries, including Viña Undurraga S.A., or Undurraga, Cousiño Macul S.A., or Cousiño Macul, Viña Cánepa y Cía., or Cánepa and Viña Tarapacá S.A., or Tarapacá. All wineries, which sell wine products that comply with industry and tax regulations, make up Chile’s formal wine market. VSP is a member of the formal wine market, as are most other principal wineries in Chile. The SAG is the entity in charge of wine industry regulation and principally oversees inventory records and product quality. We estimate that the formal market wineries produced and sold approximately 251 million liters of wine during 2006.

The following chart shows our estimates for the formal wine market and per capita consumption levels for wine in Chile for the last five years:

Year	Total Volume (1)	Per Capita (2)

	(millions of liters)	(liters)

2002	263	17
2003	270	17
2004	274	17
2005	265	16
2006	251	15
_______________
Sources: SAG, Central Bank and the Wineries of Chile Association
(1)	Includes wine sales from pisco producers in the III and IV Regions of Chile.
(2)	Population estimated in accordance with the national census of April 2002.

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

VSP’s Production and Marketing. VSP was founded in 1865. Its principal vineyards are located in Molina, approximately 200 kilometers south of Santiago. The VSP estate in Molina is one of the largest single-site vineyards in Chile with an area of 1,200 hectares. As of December 31, 2006, VSP’s vineyards covered an aggregate of 2,412 hectares in Chile, distributed among 5 different plantations, including additional property acquired in Requinoa, Chépica, Molina and Pencahue. The winery also has 469 hectares under long-term lease. In Argentina, FLC’s vineyards are located in San Carlos, Mendoza, with an area of 400 hectares.

VSP is one of Chile’s largest producers and distributors of wine in terms of sales volume and net sales. In 2004, 2005 and 2006 our wine segment sales amounted to Ch$86,725 million, Ch$85,760 million and Ch$76,246 million representing 19.5%, 17.1% and 14.0% of our total net sales, respectively. The above net sales figures for wine include exports of bulk wine which amounted to Ch$3,624 million, Ch$4,584 million and Ch$3,095million in 2004, 2005 and 2006, respectively.

The following chart indicates the breakdown of VSP’s volume in the domestic and export markets:

Year	Domestic Volume	Export Volume	Total Volume

	(million liters)	(million liters)	(million liters)

2002	51.2	45.0	96.1
2003 (*)	53.4	67.7	121.0
2004 (*)	52.1	54.3	106.3
2005 (*)	54.3	51.4	105.7
2006 (*)	47.5	46.7	94.2
_______________
(*)	Includes sales of FLC.

We estimate that VSP’s share by volume of Chile’s formal wine market was approximately 18% in 2004, 20% in 2005 and 18% in 2006. According to the Wineries of Chile Association, VSP’s share of Chile’s total wine export sales by volume was 11% in 2004 and 2005, and 8% in 2006; excluding bulk wine VSP’s export market share by volume was 15% in 2004, 12% in 2005 and 11% in 2006. Specifically, in 1998, VSP became the second largest exporter of Chilean wines measured by both volume and revenues.

VSP, VSH and FLC produce and market premium, varietal and popular-priced wines as set forth below:

Brand	Premium	Varietal	Popular-priced

Viña San Pedro
Cabo de Hornos	X
1865	X
Castillo de Molina	X
Las Encinas	X
35 South		X
Urmeneta		X
Gato		X	X
Manquehuito Pop Wine			X
Tradición de Familia			X
Etiqueta Dorada			X
Viña Santa Helena
D.O.N. (De Origen Noble)	X
Notas de Guarda	X
Vernus	X
Selección del Directorio	X
Santa Helena Reserva		X
Santa Helena Varietal			X
Siglo de Oro		X
Gran Vino			X
Finca La Celia
La Celia	X
La Consulta		X
Furia			X

The following table presents our breakdown of total sales volume in thousands of liters by category of VSP’s Chilean wines during 2006:

Category	Domestic	Export	Total

	(thousands of liters)

Premium	343	2,291	2,634
Varietal	1,205	3,470	4,675
Popular-Priced	44,779	30,214	79,994
Bulk	0	6,078	6,078

Total	46,328	42,053	88,381

The following table presents our breakdown of total sales volume in thousands of liters by category of VSP’s Argentine wines during 2006:

Category	Domestic	Export	Total

	(thousands of liters)

Premium	23	219	242
Varietal	46	286	332
Popular-Priced	1.048	2,434	3,482
Bulk	35	1,749	1,784

Total	1,152	4,688	5,840

As of December 31, 2006, VSP’s storage capacity totaled 61.6 million liters and its peak bottling and packaging capacity totaled 64,000 liters per hour.

Domestic Market. Our Chilean domestic wine is packaged in bottles, jugs, cartons, and bag-in-box containers at VSP’s production facilities in Lontué and Molina. The following chart shows our packaging mix for domestic wine sales for the last three years:

	Percentage of Total Domestic
	Wine Sold in Chile

Container	2004	2005	2006

Carton	86%	83%	77%
Jug	0%	0%	0%
Glass Bottles	13%	16%	21%
Bag-in-Box	1%	1%	1%

Total	100%	100%	100%

VSP obtained all of its glass bottles, carton package containers and jugs from third party suppliers. See “– Raw Materials”.

Beer is the principal substitute product for wine in Chile. In addition, our wine products may also compete with other alcoholic beverages, such as spirits (mainly pisco), and with non-alcoholic beverages, such as soft drinks and juices.

The average price, based on December 2006 Chilean pesos, for our domestic wine customers was Ch$513 and Ch$570 per liter in 2002 and 2006, respectively, experiencing a four-year compounded annual growth rate of 2.7% . This price increase is mainly explained by lower wine stocks, due to lower harvests, and strong growth in wine exports in previous years.

Export Market. According to industry sources, exports of Chilean wine increased from approximately 43 million liters in 1990 to 472 million liters in 2006, at a compounded annual growth rate of 16.2% . During 2005 and 2006, Chilean wine exports reached 416 million liters and 472 million liters, respectively. This increase is mainly due to a 30.4% increase in bulk wine exports. We believe that Chilean wine exports have grown steadily due to their comparatively low prices and positive international image, as well as due to external factors, such as low wine production in the Northern Hemisphere in certain years.

VSP exported 54.3 million liters, 51.4 million liters and 46.7 million liters of wine in 2004, 2005 and 2006, respectively. During 2006, VSP exported wine to 72 countries worldwide. These exports accounted for net sales of Ch$56,813 million, Ch$50,908 million and Ch$47,709 million in 2004, 2005 and 2006, respectively. In 2006, VSP’s primary export markets included the United Kingdom, the United States, Finland, Brazil, Sweden and Denmark.

Most exported wine is sold in glass bottles, except for a certain quantity of unbranded wine that is occasionally sold in bulk and the amount that is sold in bag-in-box containers. The following chart shows our packaging mix for export Chilean wine volume in the last three years:

	Percentage of Total Export
	Wine Volume from Chile

Container	2004	2005	2006

Glass Bottles (1)	67%	61%	65%
Bulk	17%	22%	14%
Carton	16%	17%	20%

Total	100%	100%	100%

_______________
(1)	Includes jugs

We experienced a negative four-year compounded annual growth rate of 2.1% from Ch$1,254 in 2002 to Ch$1,151 per liter in 2006 in the average price, based on December 2006 Chilean pesos, to our Chilean export wine customers.

Raw Materials. The principal raw materials that VSP uses in its production process are purchased and harvested grapes, purchased wine, bottles, carton containers, corks and cardboard boxes. VSP obtained approximately 60% of the grapes used for export wines from its own vineyards during 2006. The majority of the wine sold in the domestic market is purchased from third parties, tested to assure compliance with our quality standards, and blended at the winery before packaging. In 2006, approximately 76% of wine for domestic sale was purchased from eight local producers: Corretajes Torres y Cía. Ltda., Vinos Don Marcial Ltda., Agrícola y Comercial Bodegas Las Mercedes Ltda., Agro Comercial Metropolitana Ltda., Exportadora de Mostos y Vinos Jucosol S.A., Vinícola Patacón Ltda., Viña Saavedra Ltda. and Agrícola Comercial y Vitivinícola Los Tilos Ltda. VSP has various alternative sources of supply, which can be used when they are attractive. VSP’s bottles are principally purchased from Cristalerías Chile; however, when prices have been favorable, VSP has purchased bottles from other local and international suppliers. Carton containers are purchased either from Tetra Pak de Chile Comercial Ltda. or from SIG Combibloc Inc. and are assembled in VSP’s own automated packing lines.

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

In October 2005, we launched Comercial CCU S.A., a pilot plan under which a single sales force sells all Company products. This plan is being piloted in the cities of Osorno and Puerto Montt, as well as across much of the Chilean rural areas. Due to the positive results from the pilot plan during its first year of operation, it was extended to most of the cities in the south of Chile, with the exception of Concepción, accounting for approximately 18% of our sales. This new step will be evaluated during 2008.

We directly distribute our wine products throughout Chile to:

  off-premise retail: small and medium sized retail outlets, which in turn sell beer to consumers for take-out consumption;
  on-premise retail: retail establishments such as restaurants, hotels and bars for on-premise consumption;
  wholesalers; and
  supermarket chains.

For the last three years, the percentage mix of the above distribution channels for our wine products in Chile was as follows:

	Percentage of Total Wine Products Sold

Distribution Channels	2004	2005	2006

Off-premise retail	19%	22%	24%
On-premise retail	8%	4%	3%
Wholesalers	33%	38%	32%
Supermarkets	40%	36%	40%

Total	100%	100%	100%

VSP sales force of 62 salesmen as of December 2006, sells our wine products directly to approximately 9,000 customers, none of which accounted for more than 3% of our total wine sales by volume, with the exception of two supermarket chains that represented 19%. We do not maintain any long-term contractual arrangements for the sale of wine with any of our customers.

Export Sales, Transportation and Distribution. Internationally, VSP has arrangements with 155 agents who facilitate the export of its wine to 72 countries. In 2002, we signed a distribution agreement with the Swedish company Vin & Sprit AB, the owner of Absolut Vodka, to distribute VSP’s wines in Sweden, Finland, Norway and Estonia, improving our position in those markets and taking advantage of synergies between both companies. We have signed distribution agreements with Schenk, one of the largest distributors in Europe, Asian Breweries, one of the largest beverage companies in Asia, and Shaw Ross International, a subsidiary of Southern Wine and Spirits, the main liquor wholesale distributor for the United States, as well as other distributors.

Geographical Markets. In Chile, Santiago and surrounding areas (referred to as the Metropolitan Region), which account for approximately 40% of the Chilean population, represented approximately 44% of total domestic sales of VSP products by volume in 2006.

The following table provides the distribution of VSP’s exports from Chile during 2006 by geographical markets:

		Percentage
Market	Volume	of Total Exports

	(thousands of liters)

Europe	25,791	61.3%
Latin America	9,066	21.6%
USA and Canada	4,753	11.3%
Others	2,443	5.8%

Total	42,053	100.0%

Competition. The wine industry is highly competitive in both the domestic and the export markets. VSP’s domestic market share was approximately 18% in 2006. In Chile, VSP competes directly against all other Chilean wineries. We believe that VSP’s primary domestic competitors, Concha y Toro and Santa

Rita, derive their relative competitive strengths from their wide portfolio of products, well recognized brand names and established distribution networks. In 2006, Santa Rita and Concha y Toro had a market share of approximately 25% and 28%, respectively. VSP also competes with Santa Carolina and numerous medium-sized wineries, including Undurraga, Cousiño Macul and Tarapacá, and many small wine producers that make up Chile’s “informal market”.

Internationally, VSP competes against Chilean producers as well as with wine producers from other parts of the world. According to information compiled by the Wineries of Chile Association, VSP is the second largest exporter of Chilean wines with a market share of approximately 11% in 2006, excluding bulk wine. Our other principal Chilean competitors, namely Concha y Toro, Santa Rita and Santa Carolina had market shares of 34%, 5% and 4%, respectively.

Our Pisco Business

Overview. In February 2003, we added a new product to our beverage portfolio, pisco, which began selling under the brand Ruta Norte, and which was produced by our subsidiary Pisconor S.A. Pisco is a grape spirit very popular in Chile that is produced in the northern part of the country and the southern part of Peru. Our pisco was produced in the Elqui Valley in the IV Region of Chile and it was sold throughout the country by our beer division sales force. During 2003, we participated in the 35% alcohol category, the larger of the pisco markets. In January 2004, we introduced Ruta Sour, a traditional Chilean drink that combines pisco, lemon and sugar, and in November 2004 we launched Ruta Sour Light, a cocktail with less sugar and a lower alcohol content than Ruta Sour.

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

The Chilean Pisco Market. Traditionally, beer, wine and pisco have been the principal alcoholic beverages consumed in Chile. We estimate that annual pisco consumption in Chile was 42 million liters, or approximately 2.6 liters per capita in 2006.

The table below sets forth our estimates of pisco consumption in Chile during each of the last five years:

Year	Total Sales Volume (1)	Per Capita (2)

	(in millions of liters)	(liters)

2002	36	2.3
2003	38	2.4
2004	45	2.8
2005	47	2.9
2006	42	2.6
_______________
(1)	Based on our sales data and information from Nielsen.
(2)	Population estimated in accordance with the national census of April 2002.

We estimate that total pisco consumption in Chile increased at a four-year compounded annual growth rate of 3.1% between 2002 and 2006. During 2006, the pisco market decreased 10.4%, due to price increases and higher competition from substitutes.

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

Pisco Production and Marketing in Chile. Our production of pisco in Chile generated net sales of Ch$8,776 million, Ch$29,143 million and Ch$33,557 million representing 2.0%, 5.8% and 6.1% of our total net sales in 2004, 2005 and 2006, respectively. The increases during these periods were mainly due to the agreement with Control which we finalized in March 2005.

We produce and market premium, medium-priced and popular-priced pisco brands in Chile. The following table shows our principal brands:

Premium	Medium-priced	Medium-priced	Popular-priced
pisco brands	pisco brands	sour brands	pisco brands

Mistral	Ruta Norte	Ruta Sour	La Serena
Tres Erres	Campanario	Ruta Sour Pica	La Serena Sour
Ruta Norte Añejado	Control	Ruta Sour Light
Mistral Nobel		Ruta Sour Mango
Ruta Black		Campanario Sour
Mistral Crème		Campanario Sour Light
Control Guarda		Campanario Pica
Campanario Mango
Campanario Mango Light

After the completion of the Compañía Pisquera de Chile transaction with Control, we expanded our proprietary brands portfolio considerably, adding to our Ruta Norte brand family (that represented 25% of our pisco sales volume during 2006), our Campanario brand family in the mainstream and sour categories (accounting for 38% of our pisco sales), as well as the Mistral family brand, Tres Erres, Ruta Norte Añejado and Control Guarda in the premium segment and La Serena in the convenience category.

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

In 2004, 2005 and 2006, the percentage of pisco sales attributable to each of these distribution channels in Chile was as follows:

Percentage of Total Pisco Products Sold

Distribution Channels	2004	2005	2006

Supermarkets	54%	49%	47%
Off-premise retail	27%	23%	26%
On-premise retail	9%	9%	5%
Wholesalers	9%	19%	21%

Total	100%	100%	100%

As of December 31, 2006, we had more than 10,000 customers for our pisco products in Chile, none of whom accounted for more than 2% of our total pisco sales by volume, with the exception of two large supermarket chains that represented a combined total of 28%. During 2006, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains. We do not maintain any long-term contractual arrangements for the sale of pisco with any of our customers in Chile.

The following table sets forth our pisco sales volume in Chile, by category, during each of the last three years:

Category	2004	2005	2006

(in millions of liters)

Premium	-	3.7	5.1
Medium-priced	4.8	8.4	6.6
Sour	2.2	6.3	7.1
Popular-priced	-	1.9	1.6

Total	7.0	20.3	20.5

The average price, based on December 2006 Chilean pesos, to our customers for our pisco products in Chile has increased at a three-year compounded annual rate of 2.6%, from Ch$1,465 per liter in 2003 to Ch$1,623 per liter in 2006.

Our pisco was produced in 2006 at four plants located in the Third and Fourth Regions of Chile. The bottling process was done in two bottling facilities.

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

When we began our pisco sales in February 2003, we distributed it through our beer sales force. However, after the creation of Compañía Pisquera de Chile we began selling our pisco products through an exclusive sales force. During 2006, we had approximately 94 salesmen, responsible for our sales of pisco in Chile.

In October 2005, we launched Comercial CCU S.A., a pilot plan under which a single sales force sells all Company products. This plan is being piloted in the cities of Osorno and Puerto Montt, as well as across much of the Chilean rural areas. Due to the positive results from the pilot plan during its first year of operation, it was extended to most of the cities in the south of Chile, with the exception of Concepción, accounting for approximately 18% of our sales. This new step will be evaluated during 2008.

Our customers make payment for our products either in cash at the time of delivery or in accordance with one of various credit arrangements. Payment on credit sales for pisco is generally due 62 days from the date of delivery. Credit sales accounted for 62% of our pisco sales in Chile in 2006. Losses on credit sales of pisco in Chile have not been significant.

Geographical Markets. Santiago and the surrounding areas (referred to as the Metropolitan Region) account for approximately 40% of the population of Chile and accounted for approximately 49% of our pisco sales by volume in 2006.

Competition. According to Nielsen figures our estimated share of the Chilean pisco market, over the last three years is as follows:

Year	Our Chilean Market Share for Pisco

2004	15%
2005	46%
2006	45%

Our principal competitor in the pisco business is Cooperativa Agrícola Pisquera Elqui Ltda., or Capel, which is the market leader. According to Nielsen numbers, in 2006 we had 45% market share.

Our competitor Capel has nine production facilities located in the Third and Fourth Regions of Chile and distributes its products throughout the country. Capel uses its own sales force, as well as third party distributors. We estimate that the sales of Capel’s brands of pisco by volume accounted for approximately 53% of total pisco sales in 2005 and 54% in 2006, according to Nielsen figures. In 2006, we estimate that Capel had an annual production capacity of approximately 50 million liters of pisco which represents more than twice of our annual nominal production capacity.

Pisco is a spirit that is produced only in the northern part of Chile and the southern part of Peru. For this reason, imported pisco is not a significant component of the Chilean pisco market. We estimate that imports accounted for less than 1% of total pisco sales by volume during 2006.

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

In 2006, all returnable and non-returnable plastic bottle requirements of ECUSA were supplied directly by PLASCO with the exception of five-liter bottles, which are bought by ECUSA in small quantities from third party suppliers. During 2006, PLASCO sold 355.1 million bottles. Of all bottles supplied by PLASCO, approximately 95% were manufactured by PLASCO into pre-forms and then blown into bottles and approximately 4% were semi-manufactured by PLASCO while a third party made the injection or the blowing processes. The remaining 1% were bought by PLASCO and transferred to ECUSA. PLASCO has, to date, not made any bottle sales to third parties.

Plastic bottle and pre-form sales increased from 320.8 million in 2005 to 355.1 million in 2006. PLASCO’s net sales of Ch$22,376 million, operating income of Ch$1,709 million and net income of

Ch$1,363 million in 2006 represented a decrease of 0.9%, an increase of 22.7% and an increase of 1.1%, respectively, over 2005.

Confectionery

In January 2004, we entered the confectionery business by means of a joint venture between our subsidiary ECUSA and Industria Nacional de Alimentos S.A., a subsidiary of Quiñenco, with a 50% interest each in Calaf S.A., a corporation that acquired the trademarks, assets and know-how, among other things, of Calaf S.A.I.C. and Francisca Calaf S.A., traditional Chilean candy makers, renowned for more than a century. In August 2005, Calaf acquired the assets and know-how of Bortolaso S.A., a cookie factory with more than 50 years of existence in the country, enabling Calaf to increase its presence in the most important segment of the confectionery business. We sell Calaf’s products together with our soft drinks, with the potential to reach more than 90,000 clients. This new challenge offers an interesting growth potential to ECUSA in the ready-to-eat market segment.

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

Ownership Structure as of May 31, 2007

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

Quiñenco S.A. is a Chilean holding company engaged in a wide range of business activities through its subsidiaries in Chile and countries of the Southern Cone region, including Brazil, Argentina and Peru. Quiñenco’s principal holdings include, among others, Banco de Chile (one of the largest and most respected banks in Chile), Madeco S.A. (a leading manufacturer of copper and aluminum-based products in Chile, Brazil, Argentina and Peru) and Compañía Nacional de Teléfonos - Telefónica del Sur S.A. (a leading provider of telecommunication services in southern Chile).

Heineken, the Dutch brewer, is one of the largest brewers in the world with operations in more than 170 countries and 65,648 employees worldwide. Heineken group beer volume was 132 million hectoliters during 2006, the main brands being Heineken and Amstel. In 2006, Heineken had 115 breweries in over 65 countries. Around 46% of its revenues were made in Western Europe.

The following table provides our significant subsidiaries as of May 31, 2007:

Subsidiaries	Country	Ownership Interest

CCU Chile	Chile	99.99%
CCU Argentina	Argentina	92.04%
ECUSA	Chile	99.94%
VSP	Chile	58.10%

Property, Plant and Equipment

Set forth below is information concerning our production facilities as of December 31, 2006, all of which are owned and operated by us or our subsidiaries:

	Nominal Installed

	Monthly Production	Utilized Capacity	Average Utilized Capacity	Facility Size

	Capacity	During Peak Month (1)	During 2006 (2)	(square meters)

	(in million liters)

Beer Production Facilities
Santiago	43.6	96%	75.6%	74,209
Antofagasta (3)	3.0	76.5%	72.7%	20,836
Temuco	11.0	95.8%	73.3%	32,202

Chile Total	57.6	94.8%	75.0%	127,247

Santa Fe	27.5	92.4%	71.2%	60,233
Salta	6.0	69.6%	43.9%	10,077

Argentina Total	33.5	88.3%	66.3%	70,310

Soft Drink Production
Facilities
Santiago	77.0	48.9%	41.0%	32,667
Talcahuano	17.5	31.1%	23.4%	14,600
Antofagasta	8.0	26.7%	19.3%	3,523

Total	102.5	44.2%	36.3%	50,790

Mineral Water Production
Facilities
Coinco	24.0	67.6%	43.7%	12,175
Casablanca	2.0	18.9%	15.8%	2,884

Total	26.0	63.8%	41.5%	15,059

_______________
(1)
Based on the year ended December 31, 2006. Utilized Capacity During Peak Month is equal to production output as a percentage of Nominal Installed Production Capacity during our peak month for each respective plant. The implicit slack (spare) capacity does not necessarily measure real slack capacity. We believe that real production capacity is less than the nominal installed production capacity as adjustments are required for real machinery performance, packaging mix, availability of raw materials and bottles, seasonality within the months and other factors. As a result, we believe that the peak monthly capacity utilization rates shown above understate real capacity utilization and that slack capacity is overstated. We estimate that during the peak month in 2006, the real slack capacity amounted to approximately 1.1 million liters in Chilean beer, 2.3 million liters in Argentine beer, 21.4 million liters in soft drinks and 2.2 million liters in Chilean mineral water.

(2)
Average Utilized Capacity during 2006 equals the plant’s total production output as a percentage of nominal installed annual production capacity in 2006. Nominal installed annual production capacity is calculated by multiplying the Nominal Installed Monthly Production Capacity by 11 months (on average, a one month period is required each year for maintenance and repairs). Given the seasonal nature of our beer production and sales, these figures underestimate capacity utilization during peak months.

(3)	Information represents bottling capacity

Our installed vinification and storage capacity is shown in the table below:

	Installed Vinification	Storage Capacity in Tanks	Facility Size

	Capacity	and Barrels	(square meters)

	(million liters)	(million liters)

Wine Production Facilities
Lontué	0.0	14.0	20,625
Molina	23.0	38.0	31,643
Santa Helena	2.0	2.0	6,366

Chile Total	25.0	54.0	58,634

Finca La Celia	4.8	6.6	9,675

Argentina Total	4.8	6.6	9,675

As of December 31, 2006, VSP had a nominal filling capacity of 34,500 liters per hour at its Lontué plant and a bottling capacity of 27,000 liters per hour at its Molina plant. At Finca La Celia in Argentina, VSP had a nominal filling capacity of 2,500 liters per hour.

Our installed pisco production capacity is shown in the table below:

	Installed Production	Facility Size

	Capacity	(square meters)

	(million liters)

Pisco Production Facilities
Pisco Elqui	1.2	10,350
Sotaquí	9.4	13,165
Monte Patria	9.4	16,413
Salamanca	2.8	8,746

Total	22.7	48,674

As of December 31, 2006, we had a nominal bottling capacity of 7,500 liters per hour at our La Serena plant (11,314 square meters) and a bottling capacity of 4,200 liters per hour at our San Carlos plant (5,083 square meters).

Our only outstanding encumbrance is a mortgage in favor of Banco del Estado de Chile, which includes the prohibition to encumbrance, lease, transfer, sell or dispose of Viña San Pedro’s tenant “Hacienda La Patagua” and “Fundo La Aguada”, both located in the Talca province, and their respective water rights, as evidenced in a public deed dated September 25, 2000, executed before the notary public of Santiago, Chile, Mr. Gonzalo de la Cuadra. The guarantee expires upon final payment in 2007 of the loan secured thereby.

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

We face certain key challenges and risks associated with our business. These risks include competition within the market place, managing operating costs and the integration and expansion of new products. We currently have approximately 86% of the Chilean beer market; however, competitors are investing in this market and launching new products, therefore, we must concentrate on competitive pricing and marketing strategies to maintain our market share. Operating costs are subject to variations depending on plant efficiency, product mix and production cycles. Our main costs include cost of raw materials, distribution and marketing costs. We continue to sell and deliver new products to our customers, including products through new licensing agreements and new products through internal development.

In 2006, we reached historical records in sales volumes, net sales revenues and operating income, obtaining a net income of Ch$55,833 million. We had consolidated net sales of Ch$545,797 million, of which 39.9% was accounted for by our beer sales in Chile, 10.6% by our beer sales in Argentina, 27.6% by our soft drinks, nectar and mineral water sales in Chile, 14.0% by wine sales, 6.1% by pisco sales and the remainder by sales of other products. Our sales revenues increased 8.6% over the prior year as we increased sales of existing products, incorporated new lines of pisco into our portfolio and introduced new products into the market. Operating income increased 17.4% as a result of our efforts to reduce costs, and net income grew 13.5% mainly due to higher income taxes.

Outlook. We had a very successful 2006, especially in the markets where we are leaders, such as beer in Chile, mineral water and nectars. The expected evolution of these categories, as well as the positive results from our beer business in Argentina, the favorable signs from our pisco business and the expected recovery of the wine business, position us well for future growth.

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

We prepare our financial statements in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. Note 24 to the consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and total shareholders’ equity for the years ended December 31, 2004, 2005 and 2006. Although Chilean inflation was moderate during the periods covered by the consolidated financial statements, as discussed below, Chile has experienced high levels of inflation in the past. Chilean GAAP requires that our consolidated financial statements recognize certain effects of inflation. Accordingly, except where otherwise indicated, financial data have been restated in constant pesos of December 31, 2006 purchasing power.

The following table presents the net sales and operating income, and related percentage as a component of net sales, for each of our product segments, expressed in millions of Chilean pesos as of December 31, 2006:

	Year Ended December 31,
	2004		2005		2006
Net Sales	(millions of Ch$, except percentages)
Beer Chile Segment (1)	Ch$172,711	38.8%	Ch$192,388	38.3%	Ch$217,660	39.9%
Beer Argentina Segment (1)	42,458	9.5%	47,717	9.5%	57,807	10.6%
Soft Drinks and Mineral
Water Segment (2)	127,227	28.6%	138,458	27.6%	150,467	27.6%
Wine Segment (3)	86,725	19.5%	85,760	17.1%	76,246	14.0%
Pisco Segment (4)	8,776	2.0%	29,143	5.8%	33,557	6.1%
Other (5)	6,935	1.6%	8,914	1.8%	10,061	1.8%

Total	Ch$444,832	100.0%	Ch$502,380	100.0%	Ch$545,797	100.0%

Operating Income
Beer Chile Segment (1)	Ch$46,350	74.6%	Ch$50,931	75.0%	Ch$60,024	75.3%
Beer Argentina Segment (1)	(146)	(0.2%)	2,432	3.6%	3,814	4.8%
Soft Drinks and Mineral
Water Segment (2)	9,974	16.1%	11,516	17.0%	12,125	15.2%
Wine Segment (3)	5,180	8.3%	1,709	2.5%	1,189	1.5%
Pisco Segment (4)	(2,296)	(3.7)%	(1,525)	(2.2)%	713	0.9%
Other (5)	3,036	4.9%	2,804	4.1%	1,827	2.3%

Total	Ch$62,098	100.0%	Ch$67,866	100.0%	Ch$79,692	100.0%

_______________
(1)	Includes sales of beer, beer by-products and other products such as malt, spent grain and yeast.
(2)	Includes sales of carbonated and non-carbonated soft drinks, nectar, mineral and purified water, and related merchandise.
(3)	Includes sales of wine, by-products and other products such as labels and corks.
(4)	Includes sales of pisco and by-products.
(5)	Includes sales of confectionery products and the operating income of the plastic bottle division.

The following table presents operating results in millions of pesos and as a percentage of net sales:

	Year Ended December 31,
	2004		2005		2006
	(millions of Ch$, except percentages and sales volume data)
Net Sales	Ch$444,832	100.0%	Ch$502,380	100.0%	Ch$545,797	100.0%
Cost of Sales	(214,225)	(48.2%)	(240,659)	(47.9%)	(259,889)	(47.6%)

Gross Profit	Ch$230,607	51.8%	Ch$261,721	52.1%	Ch$285,908	52.4%
Selling and Administrative Expenses	(168,510)	(37.9%)	(193,855)	(38.6%)	(206,215)	(37.8%)

Operating Income	Ch$62,098	14.0%	Ch$67,866	13.5%	Ch$79,692	14.6%
Non-Operating Income	4,624	1.0%	3,316	0.7%	7,820	1.4%
Non-Operating Expenses	(11,175)	(2.5%)	(12,577)	(2.5%)	(17,046)	(3.1%)
Price-Level Restatement and Exchange	58	0.0%	(197)	(0.0%)	(634)	(0.1%)
Differences
Income Taxes	(6,239)	(1.4%)	(9,306)	(1.9%)	(14,235)	(2.6%)
Minority Interest	(1,349)	(0.3%)	87	0.0%	236	0.0%

Net Income	Ch$48,016	10.8%	Ch$49,189	9.8%	Ch$55,833	10.2%

Sales volume (1):
Beer (Chile) (2)	380.7		417.0		470.8
Beer (Argentina)	210.1		226.9		244.4
Soft drinks and mineral water	442.4		474.2		518.3
Wine (3)	106.3		105.7		94.2
Pisco	7.0		20.3		20.5
Confectionery (4)	4.0		5.4		5.9
_______________
(1)	In millions of liters, with the exception of confectionery that are in thousands of tons.
(2)	Free samples for promotions are considered in sales volume.
(3)
Includes sales of wine in Argentina for the domestic market, which equaled 1.8 million liters in 2004, 1.1 million liters in 2005 and 1.1 million liters in 2006, and wine exports from Argentina, totaling 3.6 million liters in 2004, 4.7 million in 2005 and 4.7 million in 2006.

(4)	Volume in thousands of tons.

FISCAL YEAR ENDED DECEMBER 31, 2006 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2005

Net Sales
Our net sales were Ch$545,797 million in 2006 compared to Ch$502,380 million in 2005, representing a 8.6% increase which is mainly due to higher sales volumes in all our categories, with the exception of wine, and higher prices of beer in Argentina and in the pisco business in Chile. The net sales performance of each of our business segments during 2006 is described below:

Beer Chile: Our net sales of beer in Chile increased 13.1% to Ch$217,660 million in 2006, from Ch$192,388 million in 2005. This increase was due to a 12.9% increase in volume and 0.1% increase in unit price. Higher volumes were a result of our ACC Plan (Aumento de Consumo de Cerveza, or increase in beer consumption) which was implemented in 2001 and which comprises a range of strategic measures, including product and packaging innovations, the development of new distribution channels and improvements in marketing and point-of-sale execution. Additional increases resulted from higher pisco prices and a better economic environment in Chile, which positively impacted beer sales.

Beer Argentina: Our net sales of beer in Argentina increased 21.1% to Ch$57,807 million in 2006, from Ch$47,717 million in 2005. This increase was due to 7.7% higher beer sales volume and a 12.3% increase in per unit price in Chilean pesos. In dollar terms, per unit price increased 10.1% . Higher volumes are due to an improvement in the Argentine economy. Higher prices were mainly due to higher premium product mix and lower discounts.

Soft Drinks and Mineral Water: Our net sales of soft drinks and mineral water increased 8.7% to Ch$150,467 million in 2006, from Ch$138,458 million in 2005. This increase in sales was due to a 9.3% increase in sales volume and 0.6% lower per unit price. Higher sales volume is due to increases of 7.5%, 23.1% and 9.1% in soft drinks, nectars and mineral water volumes, respectively. Higher soft drinks sales are mainly due to Pepsi’s promotions related to the Soccer World Cup, increased sales of Watt’s nectars with new flavors and mineral water growth with the continued success of the Cachantun product “Mas”, a flavored mineral water launched in 2005. Lower prices were due to decreases of 1.4% and 2.8% in soft drink and nectar unit prices, respectively, partially offset by 0.6% higher mineral water per unit prices. Higher mineral water per unit price is due to Mas, which has a higher price than regular mineral water.

Wine: Our net sales of wine decreased 11.1% to Ch$76,246 million in 2006, from Ch$85,760 million in 2005. This decrease in sales is due to a 9.6% decrease in sales of bottled wine and a 30.3% decrease in sales, mainly of bulk wine. The decrease in sales of bottled wine is due to a 6.6% decrease in sales volume and a 3.2% decrease in unit prices. The decrease in sales volume was the result of 11.7% lower domestic market sales and 1.4% lower Chilean export sales, partially offset by 13.7% higher sales volume in Argentine wine. The decrease in unit prices is due to 8.3% and 3.8% lower unit prices in the domestic and export markets, respectively, partially offset by an 8.5% higher unit price of Argentine wine. Chilean bottled export wine unit price in dollars increased 4.5%. The decrease in our net sales of wine was mainly a consequence of the appreciation of the Chilean peso that affected our export business, as well as the increase in beer consumption that affected our domestic wine business.

Pisco: Our net sales of pisco increased 15.1% to Ch$33,557 million in 2006, from Ch$29,143 million in 2005. This increase in sales is due to a 14.2% higher per unit price and a 1.0% increase in sales volume. Higher per unit price is explained by lower discounts and a higher mix of premium products.

Cost of Goods Sold

Our cost of good sold consists primarily of the cost of raw materials, packaging, labor costs for production personnel, depreciation of assets related to production, depreciation of returnable bottles, licensing fees, bottle breakage and costs of operating and maintaining plants and equipment. Our cost of goods sold in 2006 was Ch$259,889 million compared to Ch$240,659 million in 2005. As a percentage of net sales, cost of goods sold was 47.6% in 2006 and 47.9% in 2005. Our cost of goods sold for each business segment during 2006 is described below:

Beer Chile: Our cost of goods sold for our Chilean beer segment increased by 17.7% to Ch$80,741 million in 2006, from Ch$68,573 million in 2005. This increase was a result of higher sales mix of one-way products and energy costs, partially offset by lower depreciation. Cost of goods sold as a percentage of net sales increased from 35.6% in 2005 to 37.1% in 2006.

Beer Argentina: Our cost of goods sold for our Argentine beer segment increased by 25.1% to Ch$28,096 million in 2006, from Ch$22,459 million in 2005. Cost of goods sold as a percentage of net sales increased from 47.1% in 2005 to 48.6% in 2006, mainly due to higher sales of Heineken, Budweiser and one-way products, in addition to a prior year adjustment between licensing costs and marketing expenses.

Soft Drinks and Mineral Water: Our cost of goods sold for our soft drinks and mineral water segment increased by 10.1% to Ch$71,966 million in 2006, from Ch$65,375 million in 2005. Cost of goods sold as a percentage of net sales increased from 47.2% in 2005 to 47.8% in 2006. This increase was due to the higher costs of sugar and higher salaries, as well as lower adjustments related to bottle warranties.

Wine: Our cost of goods sold for our wine segment decreased by 11.9% to Ch$52,709 million in 2006, from Ch$59,810 million in 2005. This decrease in cost of goods sold was mainly due to lower sales and the lower costs of grapes in 2006. Cost of goods sold as a percentage of net sales increased from 69.7% in 2005 to 69.1% in 2006.

Pisco: Our cost of goods sold for our pisco segment increased by 1.4% to Ch$20,055 million in 2006, from Ch$19,778 million in 2005. Cost of goods sold as a percentage of net sales decreased from 67.9% in 2005 to 59.8% in 2006 due to the dilution of certain fixed costs.

Gross Profit

Our gross profit increased 9.2% to Ch$285,908 million in 2006, from Ch$261,721 million in 2005. This increase was due to an increase in our sales. As a percentage of net sales, gross profit increased from 52.1% in 2005 to 52.4% in 2006.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses, or SG&A, primarily include advertising and promotional expenses, salaries of administrative personnel, maintenance, general expenses, transportation costs and services provided by third parties. Our SG&A increased 6.4% in 2006 to Ch$206,215 million, from Ch$193,855 million in 2005. As a percentage of net sales, our SG&A decreased from 38.6% in 2005 to 37.8% in 2006. The SG&A performance of each business segment during 2006 is described below:

Beer Chile: The SG&A of our Chilean beer segment increased 5.5% to Ch$76,895 million in 2006, from Ch$72,885 million in 2005. The increase in SG&A is principally due to higher marketing and distribution expenses. As a percentage of net sales, our SG&A decreased from 37.9% in 2005 to 35.3% in 2006, mainly due to the dilution of fixed expenses as a result of higher sale volumes.

Beer Argentina: The SG&A of our Argentine beer segment increased 13.5% to Ch$25,896 million in 2006, from Ch$22,825 million in 2005. The increase in SG&A resulted principally from higher distribution expenses and salaries. As a percentage of net sales, our SG&A decreased from 47.8% in 2005 to 44.8% in 2006, mainly due to the dilution of fixed expenses as a result of higher sale volumes.

Soft Drinks and Mineral Water: The SG&A of our soft drinks and mineral water segment increased 7.8% to Ch$66,376 million in 2006, from Ch$61,567 million in 2005. This increase resulted mainly from higher distribution expenses, salaries and marketing expenses, partially offset by lower depreciation charges. As a percentage of net sales, SG&A in this segment decreased from 44.5% in 2005 to 44.1% in 2006, mainly due to the dilution of fixed expenses as a result of higher sale volumes.

Wine: The SG&A of our wine segment decreased 7.8% to Ch$22,348 million in 2006, from Ch$24,242 million in 2005. This decrease in SG&A is mainly due to lower general, third-party and marketing expenses, in addition to lower salaries. As a percentage of net sales, SG&A for this segment increased from 28.3% in 2005 to 29.3% in 2006.

Pisco: The SG&A of our pisco segment increased 17.4% to Ch$12,788 million in 2006, from Ch$10,891 million in 2005. As a percentage of net sales, SG&A for this segment increased from 37.4% in 2005 to 38.1% in 2006, mainly due to higher distribution and marketing expenses.

Operating Income

Our operating income increased by 17.4% in 2006 to Ch$79,692 million as compared to Ch$67,866 million in 2005. As a percentage of net sales, operating income, or operating margin, increased from 13.5% in 2005 to 14.6% in 2006. The operating income performance of each of our business segments during 2006 is described below:

Beer Chile: The operating income from our Chilean beer segment increased by 17.9% to Ch$60,024 million in 2006, from Ch$50,931 million in 2005. Our operating margin for this segment increased from 26.5% in 2005 to 27.6% in 2006.

Beer Argentina: The operating income from our Argentine beer segment increased by 56.8% to Ch$3,814 million in 2006, from Ch$2,432 million in 2005. Our operating margin for this segment increased from 5.1% in 2005 to 6.6% in 2006.

Soft Drinks and Mineral Water: The operating income from our soft drinks and mineral water segment increased by 5.3% to Ch$12,125 million in 2006, from Ch$11,516 million in 2005. Our operating margin for this segment decreased from 8.3% in 2005 to 8.1% in 2006.

Wine: The operating income from our wine segment decreased by 30.4% to Ch$1,189 million in 2006, from Ch$1,709 million in 2005. Our operating margin for this segment decreased from 2.0% in 2005 to 1.6% in 2006.

Pisco: The operating income from our pisco segment improved from a loss of Ch$1,525 million in 2005 to a gain of Ch$713 million in 2006. Our operating margin improved from negative 5.2% in 2005 to positive 2.1% in 2006.

Non-Operating Income

Our non-operating income increased 135.8% in 2006 to Ch$7,820 million as compared to Ch$3,316 million in 2005. This increase is primarily due to a one-time gain of Ch$3,447 million recognized in the sale of properties and other assets held for sale during 2006 and higher interest earned on time deposits.

Non-Operating Expenses

Our non-operating expenses increased 35.5% in 2006 to Ch$17,046 million as compared to Ch$12,577 million in 2005. This increase is mainly due to Ch$1,612 million in restructuring costs, Ch$1,316 million in higher provisions for write-offs of assets and Ch$644 million in higher severance indemnities.

Price-Level Restatement and Exchange Gains

The price-level restatement of our non-monetary assets, liabilities and equity due to Chilean inflation and foreign exchange fluctuations resulted in a net loss of Ch$634 million in 2006, as compared to a net loss of Ch$197 million in 2005. These results are largely due to the higher value of the dollar in 2006, compared to a decrease in 2005, over the Company’s composition of assets and liabilities in foreign currencies. A gain in price-level restatement results from holding monetary liabilities in excess of monetary assets during inflationary periods, or from holding foreign currency denominated assets in excess of foreign currency denominated liabilities during periods of devaluation of the Chilean peso.

In accordance with Chilean generally accepted accounting principles, we apply Technical Bulletin 64, or TB 64, issued by the Chilean Institute of Accountants to translate and value investments in foreign subsidiaries (see Note 1 to our consolidated financial statements). Under TB 64, our foreign investments in Compañía Industrial Cervecera S.A., or CICSA, and FLC are not subject to price-level restatements based on inflation in those countries. Instead, the U.S. dollar is considered to be the functional currency. As a result, the effect of a devaluation/revaluation of the peso against the U.S. dollar on our financial statements is determined, in part, by the impact of such devaluation/revaluation on the value of our investments in CICSA and FLC, as well as on foreign currency denominated obligations that qualify as a hedge against those investments. These effects are recorded in the account “Cumulative translation adjustment” in shareholder’s equity. As of December 31, 2006, our investment in CICSA and FLC amounted to Ch$70,467 million, foreign currency denominated obligations that were designated as a hedge against these investments were pre-paid on November 9, 2004, and the negative cumulative translation adjustment account amounted to Ch$15,298 million.

Income Taxes

Our income taxes for 2006 amounted to Ch$14,235 million, translating into an effective consolidated tax rate of 20.4% . Income taxes in 2005 amounted to Ch$9,306 million translating into an effective consolidated tax rate of 15.9% . Our effective consolidated tax rate in 2006 was higher than the Chilean statutory rate of 17% mainly due to a reduction of positive deferred income tax resulting from our subsidiary CCU Argentina, due to a lower recognition of tax loss carryforwards. In 2005, our effective consolidated tax rate was lower than the Chilean statutory rate of 17% mainly due to the positive deferred income tax from our subsidiary CCU Argentina, due to recognition of tax loss carryforwards.

In accordance with Chilean law, a Chilean company and each of its domestic subsidiaries calculate and pay taxes in Chile on a separate basis rather than on a consolidated basis. As of December 31, 2006, our consolidated subsidiaries had available tax loss carryforwards of Ch$15,262 million in Chile and Ch$11,084 million in Argentina. Our Chilean subsidiaries with the most significant tax loss carryforwards include Viña Urmeneta S.A. with Ch$5,544 million, Transportes CCU Ltda. with Ch$3,340 million, Compañía Pisquera de Chile S.A. with Ch$3,196 million and Viña San Pedro S.A. with Ch$1,818 million. In Argentina, our subsidiaries with the most significant tax loss carryforwards are Finca La Celia with Ch$9,844 million and CCU Argentina S.A. with Ch$1,239 million. In Chile, there is no legal expiration date prescribed by law with respect to tax loss carryforwards; however, in Argentina tax loss carryforwards are subject to a five-year expiration date. The extent to which we can utilize such tax loss carryforwards in the future will depend upon the amount of income earned by each subsidiary and the specific tax loss carryforwards available to that particular entity. Dividends paid to us by CCU Argentina will be included in our taxable income in Chile, but will be governed by the applicable regulations of the Chilean tax authorities. We will receive a full credit against income tax in Chile with respect to such dividends for income taxes paid by the Argentine subsidiaries. On December 30, 1998, a 1% tax on assets was implemented in Argentina. This tax can be used as a credit to income tax and is subject to a four-year expiration date.

Minority Interest

Minority interest in 2006 improved from positive Ch$87 million in 2005 to positive Ch$236 million in 2006. This improvement was mainly due to VSP’s lower net income, partially offset by better results in CCU Argentina and in Compañía Pisquera de Chile.

Net Income

Our net income in 2006 was Ch$55,833 million, an increase of 13.5% compared to 2005’s net income of Ch$49,189 million. The increase in net income is due to our higher income before income taxes and minority interest, and positive minority interest, partially offset by the higher income taxes during 2006.

FISCAL YEAR ENDED DECEMBER 31, 2005 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2004

Net Sales

Our net sales were Ch$502,380 million in 2005 compared to Ch$444,832 million in 2004, representing a 12.9% increase which is mainly due to higher sales volumes and prices in all our categories, with the exception of wine. The net sales performance of each of our business segments during 2005 is described below:

Beer Chile: Our net sales of beer in Chile increased 11.4% to Ch$192,388 million in 2005, from Ch$172,711 million in 2004. This increase was due to a 9.5% increase in volume and 1.6% increase in unit price. Higher volumes were a result of our ACC Plan (Aumento de Consumo de Cerveza, or increase in beer consumption) which was implemented in 2001 and which comprises a range of strategic measures, including product and packaging innovations, the development of new distribution channels and improvements in marketing and point-of-sale execution. Additional increases resulted from higher substitute prices and a better economic environment in Chile, which positively impacts beer sales. Higher prices were mainly due to a price increase in June 2005 of approximately 5% in nominal terms.

Beer Argentina: Our net sales of beer in Argentina increased 12.4% to Ch$47,717 million in 2005, from Ch$42,458 million in 2004. This increase was due to 8.0% higher beer sales volume and a 4.8% increase in per unit price in Chilean pesos. In dollar terms, per unit price increased 18.6% . Higher volumes are due to the improvement in the economy in Argentina and a slight gain in market share. Higher prices were mainly due to price increases in local currency in July and November, and higher premium product mix.

Soft Drinks and Mineral Water: Our net sales of soft drinks and mineral water increased 8.8% to Ch$138,458 million in 2005, from Ch$127,227 million in 2004. This increase in sales was due to a 7.2% increase in sales volume and 1.4% higher per unit price. Higher sales volume is due to increases of 16.1% and 31.8% in nectars and mineral water volumes, respectively, partially offset by a 0.1% decrease in soft drinks volumes. Higher percentage volume growth resulted from both the launch of the Cachantun product “Mas”, a flavored mineral water, in 2005, which has experienced a great acceptance by consumers, and increased sales of Watt’s nectars with new flavors. Higher prices were due to increases of 8.9% and 0.6% in mineral water and soft drink unit prices, respectively, partially offset by 1.8% lower nectar per unit prices. Higher mineral water per unit price also is due to the launch of Mas, which has a higher price than regular mineral water.

Wine: Our net sales of wine decreased 1.1% to Ch$85,760 million in 2005, from Ch$86,725 million in 2004. This decrease in sales is due to a 3.1% decrease in sales of bottled wine, partially offset by 35.4% increase in sales of bulk wine. The decrease in sales of bottled wine is due to a 2.8% decrease in sales volume and a 0.4% decrease in unit prices. The decrease in sales volume was the result of 13.2% lower Chilean export sales due to the focus of Viña San Pedro in profitability more than growth, partially offset by 4.2% and 28.7% higher sales volume in the domestic market and Argentine wine, respectively. The decrease in unit prices is due to an 8.9% lower unit price of Argentine wine, partially offset by 7.1% and 0.4% higher unit prices in the domestic and export markets, respectively. Chilean bottled export wine unit price in dollars increased 9.8% .

Pisco: Our net sales of pisco increased 232.1% to Ch$29,143 million in 2005, from Ch$8,776 million in 2004. This increase in sales is due to a 190.7% increase in sales volume and 13.0% higher per unit price. This growth is a result of the transaction between Pisconor and Control that created Compañía

Pisquera de Chile in March 2005. As a result of this transaction, 2005 results include the operations of Compañía Pisquera de Chile, which are not included in 2004.

Cost of Goods Sold

Our cost of goods sold consists primarily of the cost of raw materials, packaging, labor costs for production personnel, depreciation of assets related to production, depreciation of returnable bottles, licensing fees, bottle breakage and costs of operating and maintaining plants and equipment. Our cost of goods sold in 2005 was Ch$240,659 million as compared to Ch$214,225 million in 2004. As a percentage of net sales, cost of goods sold was 47.9% in 2005 and 48.2% in 2004. Our cost of goods sold for each business segment during 2005 is described below:

Beer Chile: Our cost of goods sold for our Chilean beer segment increased by 6.6% to Ch$68,573 million in 2005, from Ch$64,301 million in 2004. This increase was a direct result of increased sales. Cost of goods sold as a percentage of net sales decreased from 37.2% in 2004 to 35.6% in 2005, mainly due to lower per unit raw material costs as a result of the appreciation of the Chilean peso, and lower depreciation charges that were partially offset by higher energy costs.

Beer Argentina: Our cost of goods sold for our Argentine beer segment decreased by 0.9% to Ch$22,459 million in 2005, from Ch$22,665 million in 2004. This decrease was due to exchange rate variations. Cost of goods sold as a percentage of net sales decreased from 53.4% in 2004 to 47.1% in 2005, mainly due to lower raw material costs and depreciation charges that were partially offset by higher energy costs.

Soft Drinks and Mineral Water: Our cost of goods sold for our soft drinks and mineral water segment increased by 8.9% to Ch$65,375 million in 2005, from Ch$60,007 million in 2004. This increase was due to the higher sales mix of one-way products and higher costs of some raw materials, such as PET that were partially offset by the appreciation of the Chilean peso. Cost of goods sold as a percentage of net sales was 47.2% in both 2004 and 2005.

Wine: Our cost of good sold for our wine segment increased by 2.5% to Ch$59,810 million in 2005, from Ch$58,342 million in 2004. Cost of goods sold as a percentage of net sales increased from 67.3% in 2004 to 69.7% in 2005. This increase in cost of goods sold was due to higher raw material costs.

Pisco: Our cost of goods sold for our pisco segment increased by 200.1% to Ch$19,778 million in 2005, from Ch$6,591 million in 2004. This increase was due to the transaction between Pisconor and Control that created Compañía Pisquera de Chile. As a result of this transaction, 2005 results include the operations of Compañía Pisquera de Chile, which are not included in 2004. Cost of goods sold as a percentage of net sales decreased from 75.1% in 2004 to 67.9% in 2005.

Gross Profit

Our gross profit increased 13.5% to Ch$261,721 million in 2005, from Ch$230,607 million in 2004. This increase was due to our increase in sales. As a percentage of net sales, gross profit increased from 51.8% in 2004 to 52.1% in 2005.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses, or SG&A, primarily include advertising and promotional expenses, salaries of administrative personnel, maintenance, general expenses, transportation costs and services provided by third parties. Our SG&A increased 15.0% in 2005 to Ch$193,855 million, from Ch$168,510 million in 2004. As a percentage of net sales, our SG&A increased from 37.9% in 2004 to 38.6% in 2005. The SG&A performance of each business segment during 2005 is described below:

Beer Chile: The SG&A of our Chilean beer segment increased 17.4% to Ch$72,885 million in 2005, from Ch$62,060 million in 2004. As a percentage of net sales, our SG&A increased from 35.9% in 2004 to 37.9% in 2005. The increase in SG&A was principally due to higher marketing and distribution expenses.

Beer Argentina: The SG&A of our Argentine beer segment increased 14.5% to Ch$22,825 million in 2005, from Ch$19,938 million in 2004. As a percentage of net sales, our SG&A increased from 47.0% in 2004 to 47.8% in 2005. The increase in SG&A resulted principally from higher marketing and distribution expenses.

Soft Drinks and Mineral Water: The SG&A of our soft drinks and mineral water segment increased 7.5% to Ch$61,567 million in 2005, from Ch$57,247 million in 2004. This increase resulted mainly from higher marketing and distribution expenses, partially offset by lower depreciation charges. As a percentage of net sales, SG&A in this segment decreased from 45.0% in 2004 to 44.5% in 2005, mainly due to the dilution of fixed expenses as a result of higher sale volumes.

Wine: The SG&A of our wine segment increased 4.5% to Ch$24,242 million in 2005, from Ch$23,203 million in 2004. As a percentage of net sales, SG&A for this segment increased from 26.8% in 2004 to 28.3% in 2005. This increase in SG&A is mainly due to higher marketing expenses.

Pisco: The SG&A of our pisco segment increased 143.0% to Ch$10,891 million in 2005, from Ch$4,481 million in 2004. This increase is due to the transaction between Pisconor and Control that created Compañía Pisquera de Chile, for this reason the results are not comparable to the previous year. As a percentage of net sales, SG&A for this segment decreased from 51.1% in 2004 to 37.4% in 2005 due to a lower marketing rate and lower back office and distribution expenses as a percentage of net sales.

Operating Income

Our operating income increased by 9.3% in 2005 to Ch$67,866 million as compared to Ch$62,098 million in 2004. As a percentage of net sales, operating income, or operating margin, decreased from 14.0% in 2004 to 13.5% in 2005. The operating income performance of each of our business segments during 2005 is described below:

Beer Chile: The operating income from our Chilean beer segment increased by 9.9% to Ch$50,931 million in 2005, from Ch$46,350 million in 2004. Our operating margin for this segment decreased from 26.8% in 2004 to 26.5% in 2005.

Beer Argentina: The operating income from our Argentine beer segment improved from a loss of Ch$146 million in 2004 to a gain of Ch$2,432 million in 2005. Our operating margin improved from negative 0.3% in 2004 to positive 5.1% in 2005.

Soft Drinks and Mineral Water: The operating income from our soft drinks and mineral water segment increased by 15.5% to Ch$11,516 million in 2005, from Ch$9,974 million in 2004. Our operating margin for this segment increased from 7.8% in 2004 to 8.3% in 2005.

Wine: The operating income from our wine segment decreased by 67.0% to Ch$1,709 million in 2005, from Ch$5,180 million in 2004. Our operating margin for this segment decreased from 6.0% in 2004 to 2.0% in 2005.

Pisco: The operating income from our pisco segment improved from a loss of Ch$2,296 million in 2004 to a loss of Ch$1,525 million in 2005. Our operating margin improved from negative 26.2% in 2004 to negative 5.2% in 2005.

Non-Operating Income

Our non-operating income decreased 28.3% in 2005 to Ch$3,316 million as compared to Ch$4,624 million in 2004. This decrease is primarily due to the one-time gain of Ch$3,289 million recognized in the sale of a parcel of land in Santiago, Chile, in December 2004. This negative effect was partially offset by adjustments in provisions for properties held for sale and higher interest income in 2005.

Non-Operating Expenses

Our non-operating expenses increased 12.5% in 2005 to Ch$12,577 million as compared to Ch$11,175 million in 2004. This increase is mainly due to higher interest expenses as a result of the debt related to the pisco business.

Price-Level Restatement and Exchange Gains

The price-level restatement of our non-monetary assets, liabilities and equity due to Chilean inflation and foreign exchange fluctuations resulted in a net loss of Ch$197 million in 2005, as compared to a net gain of Ch$58 million in 2004. These results are largely due to the negative effect of a higher inflation rate during 2005 compared to 2004 over cross currency swap contracts, partially offset by the positive effect of VSP’s policy to cover expected foreign currency flows. A gain in price-level restatement results from holding monetary liabilities in excess of monetary assets during inflationary periods, or from holding foreign currency denominated assets in excess of foreign currency denominated liabilities during periods of devaluation of the Chilean peso.

In accordance with Chilean generally accepted accounting principles, we apply Technical Bulletin 64, or TB 64, issued by the Chilean Institute of Accountants to translate and value investments in foreign subsidiaries (see Note 1 to our consolidated financial statements). Under TB 64, our foreign investments in Compañía Industrial Cervecera S.A., or CICSA, and FLC are not subject to price-level restatements based on inflation in those countries. Instead, the U.S. dollar is considered to be the functional currency. As a result, the effect of a devaluation/revaluation of the peso against the U.S. dollar on our financial statements is determined, in part, by the impact of such devaluation/revaluation on the value of our investments in CICSA and FLC, as well as on foreign currency denominated obligations that qualify as a hedge against those investments. These effects are recorded in the account “Cumulative translation adjustment” in shareholder’s equity. As of December 31, 2005, our investment in CICSA and FLC amounted to Ch$68,834 million, foreign currency denominated obligations that were designated as a hedge against these investments were pre-paid on November 9, 2004, and the negative cumulative translation adjustment account amounted to Ch$17,001 million.

Income Taxes

Our income taxes for 2005 amounted to Ch$9,306 million, translating into an effective consolidated tax rate of 15.9% . Income taxes in 2004 amounted to Ch$6,239 million translating into an effective consolidated tax rate of 11.2% . Our effective consolidated tax rate in 2005 was lower than the Chilean statutory rate of 17% mainly due to the positive deferred income tax resulting from our subsidiary CCU Argentina, due to recognition of tax loss carryforwards. In 2004, our effective consolidated tax rate was lower than the Chilean statutory rate of 17% mainly due to the positive deferred income tax from our subsidiary CCU Argentina, due to recognition of tax loss carryforwards.

In accordance with Chilean law, a Chilean company and each of its domestic subsidiaries calculate and pay taxes in Chile on a separate basis rather than on a consolidated basis. As of December 31, 2005, our consolidated subsidiaries had available tax loss carryforwards of Ch$27,523 million in Chile and Ch$14,832 million in Argentina. Our Chilean subsidiaries with the most significant tax loss carryforwards include Inversiones ECUSA S.A. with Ch$6,242 million, Viña Urmeneta S.A. with Ch$5,874 million, Transportes CCU Ltda. with Ch$5,023 million, Pisconor S.A. with Ch$3,683 million, and Compañía Pisquera de Chile S.A. with Ch$2,088 million. In Argentina, our subsidiaries with the most significant tax loss carryforwards are Finca La Celia with Ch$10,083 million and CCU Argentina S.A. with Ch$4,749 million. In Chile, there is no legal expiration date prescribed by law with respect to tax loss carryforwards; however, in Argentina tax loss carryforwards are subject to a five-year expiration date. The extent to which we can utilize such tax loss carryforwards in the future will depend upon the amount of income earned by each subsidiary and the specific tax loss carryforwards available to that particular entity. Dividends paid to us by CCU Argentina will be included in our taxable income in Chile, but will be governed by the applicable regulations of the Chilean tax authorities. We will receive a full credit against income tax in Chile with respect to such dividends for income taxes paid by the Argentine subsidiaries. On December 30, 1998, a 1% tax on assets was implemented in Argentina. This tax can be used as a credit to income tax and is subject to a four-year expiration date.

Minority Interest

Minority interest in 2005 improved from negative Ch$1,349 million in 2004 to positive Ch$87 million in 2005. This improvement was mainly due to VSP’s lower net income, lower minority share in CCU Argentina and the minority share in Compañía Pisquera de Chile.

Net Income

Our net income in 2005 was Ch$49,189 million, an increase of 2.4% compared to 2004’s net income of Ch$48,016 million. The increase in net income is due to our higher income before income taxes and minority interest, and positive minority interest, partially offset by the higher income taxes during 2005.

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

Most of our monetary assets, principally accounts receivable, and liabilities, principally accounts payable, that are not price-level indexed are short-term and thus are not significantly affected by inflation. However, our liability for deposits on bottles and containers (Ch$8,066 million at December 31, 2005 and Ch$8,564 million at December 31, 2006) is a long-term, non-indexed monetary liability that is affected over time by inflation. The net impact of inflation on our capital expenditures has generally been neutral as all substantial assets constructed or acquired are fixed non-monetary assets and all substantial liabilities incurred in the process of financing capital expenditures are price-level indexed or foreign-currency denominated. Nonetheless, high rates of inflation in the future could have a variety of unpredictable effects on us and could adversely impact our operations.

U.S. GAAP Reconciliation

Our net income under U.S. GAAP for 2004, 2005 and 2006 was Ch$48,017 million, Ch$50,618 million and Ch$52,942 million, respectively, as compared to that reported under Chilean GAAP of Ch$48,016 million, Ch$49,189 million and Ch$55,833 million, respectively. These differences are principally the result of US GAAP adjustments for the:

  reversal of amortization of goodwill
  accounting treatment on sale of land
  income statement treatment of deferred tax assets generated from the merger of subsidiaries adjustment for capitalized costs on repaid debt
  differences associated with the amortization of intangible trademarks accounting treatment of developmental stage enterprises
  reversal of revaluation of fixed assets held for sale
  adjustments of employee severance indemnities
  adjustment on derivative financial instruments
  restructuring cost
  capitalization of interest cost, and
  recording of deferred income taxes.

Our total shareholders’ equity under U.S. GAAP as of December 31, 2004, 2005 and 2006 was Ch$314,146 million, Ch$323,479 million and Ch$344,504 million, respectively, as compared to that reported under Chilean GAAP for the same period of Ch$319,552 million, Ch$325,730 million and Ch$349,228 million, respectively. The differences between shareholders’ equity under U.S. GAAP and Chilean GAAP are principally the result of US GAAP adjustments for the:

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

Liquidity and Capital Resources

Our main source of liquidity has been cash generated by our operating activities, which amounted to Ch$82,880 million, Ch$82,734 million and Ch$97,851 million during 2004, 2005 and 2006, respectively.

Our cash flow from operations and working capital are our primary sources to meet both our short-term and long-term obligations. In the opinion of our management, they are sufficient to this end.

In 2006, our cash flows provided by operating activities totaled Ch$97,851 million. The main component of cash flows generated by operating activities in 2006 was net income of Ch$55,833 million compared to Ch$49,189 million in 2005. In 2006, we recorded a cash gain of Ch$3,696 million compared to a cash gain of Ch$759 million in 2005, primarily due to the gain on the sale of land and properties during 2006. Cash flows from the changes in operating assets and liabilities resulted in the net use of Ch$7,676 million compared to the net use of Ch$9,488 million in 2005. Cash used in 2006 resulted primarily from an increase in our accounts receivable, other assets, inventories and a decrease in accounts payable affecting non-operating results, partially offset by increases in accounts payable affecting operating results and income tax payable.

In 2006, our cash flows used in financing activities totaled Ch$35,840 million compared to Ch$23,418 million in 2005. The main components of cash flows used in financing activities consisted of dividends paid of Ch$31,463 million, repayment of bank borrowings of Ch$10,352 million and repayment of bonds payable of Ch$3,483 million, partially offset by proceeds from bank borrowings of Ch$8,942 million. In 2005, payments of cash dividends were Ch$30,245 million, repayment of bank borrowings was Ch$71,910 million, repayment of bonds payable were Ch$1,826 million, proceeds from bank borrowing were Ch$52,936 million and proceeds from bonds were Ch$27,128 million.

In 2006, our cash used in investment activities totaled Ch$51,702 million compared to cash used in investing activities of Ch$68,868 million in 2005. The main components of cash used in investment activities in 2006 consisted of capital expenditures of Ch$50,177 million and investments in unconsolidated affiliates of Ch$1,516 million, partially offset by the net sale of financial instruments of Ch$11,894 million and proceeds from the sale of property, plant and equipment of Ch$3,366 million.

There are no material restrictions, either legal or economic, that would limit our ability to transfer funds (i.e., dividends, loans, or advances) from our subsidiaries to us.

As of December 31, 2006, we had Ch$28,785 million in cash, time deposits and marketable securities, which does not include Ch$40,565 million corresponding to readjustable promissory notes issued by the Central Bank and purchased under resale agreements. Indebtedness, including accrued interest, amounted to Ch$146,551 million as of December 31, 2006. Short-term indebtedness included:

  Ch$5,589 million of short-term obligations to banks and financial institutions under certain lines of credit described below,
  Ch$19,701 million representing the current portion of long-term debt to banks.
  Ch$3,909 million representing the current portion of long-term public bonds, and

As of December 31, 2006, long-term indebtedness, excluding the current portion, comprised:

  Ch$61,838 million of long-term obligations to banks, and
  Ch$55,513 million of long-term obligations to the public represented by bonds.

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

On July 20, 2005, our subsidiary VSP issued a 20-year local bond, series A, for UF1.5 million (approximately Ch$27,505 million) with a 3.8% interest rate. The amortization of this bond is made in semi-annual installments that began in January 15, 2006.

As of December 31, 2006, we were required, under our debt covenants then in effect, to maintain certain financial ratios. The most significant covenants required us to maintain a consolidated interest coverage ratio (the ratio of operating income plus depreciation and operating amortization to interest expenses) equal to or higher than 3.00 to 1.00, to maintain a consolidated leverage ratio (the ratio of financial debt to operating income plus depreciation and operating amortization) equal or lower than 3.00 to 1.00, and a minimum consolidated equity of UF15 million (as of December 31, 2006, approximately Ch$275,046 million). Furthermore, we were required to maintain an indebtedness ratio (the ratio of total liabilities to shareholders’ equity) no greater than 1.5 to 1.0 on a consolidated basis and 1.7 to 1.0 on an unconsolidated basis, as well as a ratio of our unpledged assets over our unsecured liabilities of at least 1.2, on both a consolidated and unconsolidated basis.

At December 31, 2006, we met all our financial debt covenants and had a consolidated interest coverage ratio of 15.99 to 1, a consolidated leverage ratio of 1.23 to 1. Our consolidated equity as of December 31, 2006 was Ch$349,228 million (UF19.0 million). Our indebtedness ratio was 0.95 and 0.89 on an unconsolidated and consolidated basis, respectively. The ratios of unpledged assets over unsecured liabilities were 2.05 and 2.25 on an unconsolidated and consolidated basis, respectively.

None of our indebtedness, or that of our subsidiaries, contains any term that restricts our ability to pay dividends, except for our syndicated loan and local bonds that require us to maintain a minimum consolidated equity of UF15 million (as of December 31, 2006, approximately Ch$275,046 million).

The following table summarizes debt obligations held by us as of December 31, 2006. The table presents principal payment obligations in millions of Chilean pesos by interest rate structure, financial instrument and currency, with their respective maturity dates and related weighted-average interest rates:

Interest-Bearing Debt as of December 31, 2006
(millions of Ch$, except percentages)

Expected Maturity Date
Fixed rate	Average Int. Rate		2007	2008	2009	2010	2011	Thereafter	TOTAL

Ch$ (UF) (1)	Bonds	3.9%	Ch$3,909	3,186	3,186	3,186	3,186	42,770	59,423
Ch$ (UF) (1)	Banks	3.6%	135	-	-	8,599	-	-	8,735
US$	Banks	5.5%	1,291	-	-	-	-	-	1,291
Argentine pesos	Banks	13.5%	935	-	-	-			935

TOTAL			Ch$6,270	3,186	3,186	11,785	3,186	42,770	70,383

Variable rate	Average Int. Rate		2007	2008	2009	2010	2011	Thereafter	TOTAL

Ch$ (UF) (1)	Banks	6.0%	Ch$938	-	-	-	-	-	938
US$ (2)	Banks	5.7%	21,992	-	53,239	-	-	-	75,231

TOTAL			Ch$22,930	-	53,239	-	-	-	76,169

(1)	A UF (Unidad de Fomento) is a daily indexed, peso-denominated monetary unit. The UF is set daily in advance based on the previous month's inflation rate.
(2)	Includes the US$100 million syndicated loan and the two US$17 million loans, which are hedged through cross currency interest rate swap agreements.

To hedge our market risks, we hold debt obligations in various currencies and enter into derivatives contracts. See “Item 11: Quantitative Information About Market Risk.”

Our treasury policy is to invest in highly liquid financial instruments issued by first class financial institutions. Investments are made primarily in Chilean pesos and U.S. dollars. As of December 31, 2006, we had invested Ch$52,240 million in Chilean peso related instruments and Ch$3,218 million in U.S. dollar related instruments.

The following table summarizes financial instruments, including time deposits, marketable securities and securities purchased pursuant to repurchase agreements, held by us as of December 31, 2006:

Short-Term Financial Instruments

(millions of Ch$)
UF	11,260
Ch$	40,980
US$	3,218

TOTAL	55,458

Capital Expenditures

We continue to make substantial capital expenditures to meet estimated growth in demand for our products. Our plans for capital expenditures through 2010 period are displayed in the following table. The information is presented in constant Chilean pesos of December 31, 2006

Business Unit	2007	2008	2009	2010

	(millions of Ch$ as of December 2006)
Beer Chile
Machinery and equipment	17,140	14,802	8,272	7,174
Packaging	7,656	7,057	3,457	3,480
Marketing assets	4,278	3,813	3,942	4,076
Software and hardware	52	73	73	73
Other	150	198	191	187

Total	29,276	25,943	15,936	14,991

Beer Argentina
Machinery and equipment	1,770	67	255	255
Packaging	1,687	2,473	1,120	1,150
Marketing assets	2,267	2,040	2,154	2,307
Software and hardware	250	67	67	67
Other	83	51	45	134

Total	6,057	4,698	3,641	3,913

Soft Drinks & Mineral Water
Machinery and equipment	4,745	4,372	6,846	7,684
Packaging	2,442	3,026	3,026	3,026
Marketing assets	3,834	3,914	3,495	2,772
Software and hardware	34	9	9	9
Other	103	101	101	101

Total	11,158	11,422	13,476	13,591

Wine
Machinery and equipment	3,001	3,065	2,760	2,671
Packaging	734	648	757	650
Marketing assets	94	44	51	51
Software and hardware	78	80	80	96
Other	330	284	243	782

Total	4,237	4,122	3,892	4,251

Pisco
Machinery and equipment	1,846	5,058	693	691
Marketing assets	287	168	169	171
Software and hardware	41	9	9	9
Other	79	724	724	724

Total	2,253	5,959	1,595	1,595

Others	12,883	10,326	8,055	3,876

Total	65,864	62,470	46,595	42,216

During the years 2007 through 2010, we plan to make capital expenditures mainly to adapt, update and increase production capacity, install new packaging lines, enhance environmental protection, optimize our distribution system and warehouse facilities, invest in additional returnable bottles and crates to replace obsolete inventories, adapt to new packaging formats and support industry volume growth. Capital expenditures are also focused on improving management information systems and making additional investments in marketing assets.

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

Contractual Obligations

The following table summarizes our known contractual obligations as of December 31, 2006:

	Payments due by period
	(unaudited, in million of Chilean pesos)

		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years

Long-Term Debt Obligations (1)	146,552	29,200	59,611	14,971	42,770
Capital Lease Obligations (2)	16,258	439	1,318	1,318	13,182
Operating Lease Obligations (3)	30,602	14,009	11,669	1,281	8,792
Purchase Obligations (4)	103,511	44,746	26,243	9,164	27,029
Other Long-Term Liabilities (5)	8,564	-	-	-	8,564

Total	305,487	88,394	98,841	26,734	100,337
_______________
(1)	Includes long-term bank loans, bonds payable and related interests.
(2)	Includes our obligation to lease our new headquarter building (see notes 16 and 19 to the financial statements).
(3)	Includes real property, vineyards and warehouse leases, as well as marketing contracts.
(4)	Includes raw material purchase contracts
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

We record payments made under operating leases as expenses, and none of our operating lease obligations are reflected on our balance sheet. We have no other off-balance sheet arrangements. See Note 17 to our audited consolidated financial statements for a more detailed discussion of contingencies, including guarantees.

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

Critical Accounting Policies and Practices

A summary of our significant accounting policies is included in Note 1 to our audited consolidated financial statements, which are included in this annual report. The preparation of financial statements requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Our estimates and assumptions are based on historical experiences, changes in the business environment and information collected from qualified external sources. However, actual results may differ from estimates under different conditions, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results and/or require management’s most subjective judgments. Our most critical accounting polices and estimates are described below.

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

b) Goodwill, negative goodwill and other intangible assets: Management exercises judgment in assessing goodwill, negative goodwill and other intangibles including trademarks for impairment. Goodwill arises from the excess of the purchase price of companies acquired over their net book value. We amortize costs in excess of book value of net assets (and the excess of book value over cost) of our businesses using the straight-line method over a period not to exceed 20 years. This period is based on management’s assumption regarding the estimated period of recovery regarding these investments. This assumption takes into consideration various factors, including but not limited to, significant decreases in the market value of the investment, significant changes in legal or regulatory provisions and how these may impact the value of an investment and rates of returns used in calculating operating or cash flows associated with the use of our assets. We annually review the recorded value of our goodwill, or sooner if changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability of the carrying value of the asset is determined by comparing net book value, including goodwill, to fair value based on the estimated future net cash flows of the relevant assets.

c) Deposits on bottles and containers: Glass and plastic returnable bottles and crates are presented within fixed assets at their historic cost plus price-level restatement and net of obsolescence provisions. Glass bottles are depreciated over an average period of 7.9 years, plastic bottles over an average period of 4.6 years and plastic crates over an average period of 16.2 years. In Chile, returnable bottles are proprietary and are only given to customers in exchange for a deposit equivalent to a significant portion of the replacement cost of such bottles. The amount collected is recorded in the deposits on bottles and containers liability account that is not price-level adjusted. The deposit is returned to the customer when the bottles and the commodity agreement are returned. The expected return of bottles and containers put into circulation in the market and the estimated value of valid deposits, especially those from glass bottles, are adjusted annually. The adjustment is based on an estimate that is carried out by counting the bottles held by customers and adding an estimate of the number of bottles in hands of the final consumers. This latter estimate is based on independent studies and historical information regarding the return of these bottles. In Argentina, all companies use the same returnable bottles. Therefore, unlike in Chile where returnable bottles are proprietary and require a deposit, bottles are loaned to customers at no cost.

d) Severance Indemnities: As of December 31, 2006, the liabilities for mandatory severance indemnities have been determined at their current value, based on the accrued cost of the benefit, using an annual discount interest rate of 6% (7% in 2005). The calculation also considers the estimated years of service that the personnel will have at the date of their retirement. Until December 31, 2005, only certain agreements were considered mandatorily payable. Liabilities for certain other remaining agreements were recorded at their current value, considering certain contractual restrictions that required the Company to pay severances only for a limited amount of personnel each year. In the case of the costs for severance indemnities that resulted from changes in the collective contractual agreements occurred in the years 2005 and 2006, which included increasing the agreed benefits, these effects have been recognized as an asset and are being amortized on the basis of the average expected term of permance of the employees in the Company.

e) Investments: The investments in Argentinean subsidiaries, CICSA and Finca La Celia, are recorded in accordance with Technical Bulletin No. 64 of the Chilean Institute of Accountants. Under this pronouncement, the financial statements of foreign subsidiaries, which operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations must be remeasured into U.S. dollars and translated into Chilean pesos at the year-end exchange rate. As a result, no effect is given to price-level restatements based on inflation in those countries and the U.S. dollar is considered to be the functional currency of these operations. Accordingly, the financial statements of the Argentinean subsidiaries are prepared in accordance with Chilean GAAP except for the application of monetary correction and then remeasured into U.S. dollars as follows:

(1)	Monetary assets and liabilities at the closing exchange rate for the period;
(2)	All other assets and liabilities and shareholders’ equity are expressed in historical U.S. dollars;
(3)	Income and expenses accounts at average rate during the period;
(4)	The resulting exchange adjustments are included in the results of operations.

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

Trend Information

The Chilean economy experienced growth of 4.0% in 2006, after an increase of 6.3% in 2005. This trend has continued during 2007, growing 5.0% during the first quarter and expecting a growth between 5.0% and 6.0% for the whole year, according to the Central Bank of Chile. On the domestic side of the economy, internal demand has increased 6.0% during 2006, and interest rates continue at relatively low levels. In spite of the favorable economic climate, there can be no assurance that our products’ consumption will grow in the same proportion.

We expect that our wine business, after declining results mainly as a consequence of higher costs of raw materials and lower revenues due to the appreciation of the Chilean peso, will improve its profitability level, both in domestic and export markets, due to measures taken to reduce costs, expenses and SKUs, to increase prices and focus on the main export markets, in order to adapt the organization to a stronger Chilean peso.

In addition, our beer brands in Chile may face increased competition from other brewers as well as from alcoholic beverages such as wine and spirits, and non-alcoholic beverages such as soft drinks. Beer consumption in Chile historically has been influenced by changes in domestic wine prices. Increases in domestic wine prices have tended to increases in beer consumption, while reductions in wine prices have tended to reduce or slow the growth of beer consumption. In fact, during 2005 beer consumption, as well as wine prices, increased significantly. Nevertheless, during 2006, beer consumption once again grew significantly, but wine prices decreased. Recently, as a result of the oversupply of wine at the end of 2006, the price of bulk wine decreased. However, it is not yet known if this will affect wine prices during the second half of 2007. Similarly, the price of soft drinks has decreased relative to the price of beer over the past few years, due to lower packaging costs and the introduction of larger packaging formats, which may also affect further growth in beer consumption.

In our pisco business, prices recovered during 2006. We cannot make any affirmation that prices will continue at these levels or will keep growing. The pisco industry should continue launching new products to create new occasions of consumption.

Since 2005, the Argentine government has restricted gas exports to Chile due to supply problems in that country. This situation has increased the costs of operating our beer production plants in Chile and Argentina, as well as our soft drinks plants in Chile. Additionally, it has increased electrical power costs related to these same gas restrictions. We do not need additional investments because our boilers can work with gas or with alternative fuels, such as diesel oil. Considering the current energy prices, we estimate that the higher costs at a consolidated level should be approximately Ch$2,200 million for 2007.

After four years of recession in Argentina, during 2003, the economy stabilized, evidenced by significant increases in consumption and in the recovery of prices in the beer industry. This positive trend has continued throughout 2004, 2005 and 2006, when GDP grew 9.0%, 9.2% and 8.5%, respectively. However, current prices in U.S. dollar terms are still lower than those prevailing in 2001, before the

Argentine peso devaluation. Nevertheless, further recovery in Argentina will depend on deep structural reforms in many areas, including regulations in several markets, as well as the solution of the local energy crisis and an increase in investments to support current economic growth.

Revenues from CCU Argentina, in Chilean pesos, are also subject to the volatility of exchange rates of the Chilean peso, U.S. dollar and Argentine peso in any given period. This volatility may also affect the level of income reported from our foreign operations under Chilean GAAP.

ITEM 6: Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth certain information with respect to our executive officers and members of our board of directors, as of June 22, 2007:

Directors	Position	Position Held Since	At CCU Since

Guillermo Luksic (1)	Chairman of the Board	September 1990	November 1986
	and Director	(Chairman) November
1986 (Director)
Massimo von Wunster (2)	Vice Chairman of the	June 2007 (Vice Chairman)	January 2007
	Board and Director	January 2007 (Director)
Andrónico Luksic (1)	Director	November 1986	November 1986
Giorgio Maschietto (2)	Director	April 2001	April 2001
Manuel José Noguera	Director	May 1987	May 1987
Carlos Olivos	Director	October 2003	October 2003
Philippe Pasquet	Director	June 2003	June 2003
Francisco Pérez	Director	July 1998	February 1991 (3)
Alberto Sobredo	Director	April 2007	April 2007

Senior Management	Position	Position Held Since	At Company Since

Patricio Jottar	Chief Executive Officer	July 1998	July 1998
Marcela Achurra	Legal Affairs Manager	February 2005	September 1995
Marisol Bravo	Corporate Affairs and	June 1994	July 1991
Public Relations Manager
Pablo De Vescovi	Human Resources	September 1998	November 1994
Manager
Francisco Diharasarri	ECUSA Manager	October 2003	June 1985
Johan Doyer	CCU Chile Manager	November 2003	November 2003
Roelf Duursema	General Comptroller	January 2005	November 2004
Alvaro Fernández	Cía. Pisquera de Chile	March 2005	September 1998
Manager
Dirk Leisewitz	Corporate Operations	January 2005	December 1987
Manager
Hugo Ovando	Development Manager	September 2002	September 1997
Ricardo Reyes	Chief Financial Officer	July 2005	July 1996
Fernando Sanchis	CCU Argentina Manager	May 1995	November 1994
Pablo Turner	Viña San Pedro Manager	July 2005	July 2005

(1)	Mr. Guillermo Luksic and Mr. Andrónico Luksic are brothers.
(2)	Our Board of Directors, at its meeting held on June 6, 2007, appointed Mr. Massimo von Wunster as Vice Chairman after the resignation of Mr. Giorgio Maschietto as Vice Chairman in May 2007.
(3)	Mr. Francisco Pérez was our Chief Executive Officer between 1991 and 1998.

Guillermo Luksic (51), has served as our Chairman of the Board and Director since September 1990 and November 1986, respectively. He is currently Chairman of the Board of Directors of Quiñenco S.A., CCU Chile Ltda., ECUSA, CCU Argentina S.A., Viña San Pedro S.A., Telefónica del Sur S.A. and Madeco S.A., as well as a member of the board of directors of several other companies, including Compañía Pisquera de Chile S.A., Banco de Chile, Antofagasta plc. and IRSA.

Giorgio Maschietto (67), has served as our Director since April 2001, and served as our Vice Chairman of the Board from April 2001 until May 2007. He is also currently a member of the board of directors of Viña San Pedro S.A., ECUSA, CCU Argentina S.A., Compañía Pisquera de Chile S.A., IRSA, Cecinas San Jorge S.A. and Multitiendas Corona S.A. Until his retirement in 1998, he held several positions at Unilever in Italy, United Kingdom and Chile.

Andrónico Luksic (53), has served as our Director since November 1986. He is currently Vice Chairman of the Board of Banco de Chile and Quiñenco S.A., as well as a member of the board of directors of several other companies, including Madeco S.A.

Manuel José Noguera (57), has served as our Director since May 1987. He is currently Chief Legal Counsel of Quiñenco S.A. and senior partner at the law firm Morales, Noguera, Valdivieso y Besa Ltda. He has been working with the Luksic group for over 30 years. He is member of the board of several companies, including IRSA, Calaf S.A. and LQ Inversiones Financieras S.A. and he is an advisor to the Board of Madeco S.A. He received his law degree from the Catholic University of Chile.

Carlos Olivos (65), has served as our Director since October 2003. He is currently senior partner at the law firm Guerrero, Olivos, Novoa y Errázuriz Ltda., as well as member of the board of directors of IRSA and Banco Santander Santiago S.A. He received his law degree from the University of Chile and his Master’s degree in Comparative Jurisprudence from the New York University Law School.

Phillipe Pasquet (68), has served as our Director since June 2003. He has been working for Heineken since 1976. He is member of the board of directors of CCU Argentina S.A., Viña San Pedro S.A., ECUSA, Compañía Pisquera de Chile S.A., Calaf S.A. and IRSA, as well as Florida Bebidas S.A. in Costa Rica and Cervecería Baru-Panamá in Panama. He received degrees from the Ecole Supérieure de Commerce at Dijon, France, the Institut International de Commerce at Paris, and the Centre Européen d’Education Permanente at Fontainebleau, France.

Francisco Pérez (49), has served as our Director since July 1998. He is Chief Executive Officer of Quiñenco S.A. since 1998. Prior to joining Quiñenco, he was our Chief Executive Officer, or CEO, between 1991 and 1998. He is member of the board of several companies, including CCU Argentina S.A., ECUSA, Viña San Pedro S.A., Compañía Pisquera de Chile S.A., IRSA, Banco de Chile, Banchile Corredores de Bolsa, LQ Inversiones Financieras S.A., Telefónica del Sur and Calaf S.A. He received a degree in Business Administration from the Catholic University of Chile and a Master’s degree in Business Administration from the University of Chicago.

Alberto Sobredo (58), has served as our Director since April 2007. He is also currently a member of the board of directors of Construmart and ICARE, and President of the Marketing Circle of the latter. He held several positions at Unilever, including President and CEO of Unilever Latin America until his retirement in January 2007. He received a Doctorate degree in Management Sciences from the University UADE of Argentina.

Massimo von Wunster (50), has served as our Director since January 2007 and as our Vice Chairman since June 2007. He is currently President of Heineken Americas and has been working with Heineken since 1995. He is also a member of the board of directors of Cervecería Costa Rica S.A. in San José, Costa Rica. He received a degree in Business Administration from the University of Bergamo, Italy, and a Diploma of Chartered Accountant from the same university.

Patricio Jottar (44), has served as our Chief Executive Officer since 1998. He is also currently a Director of CCU Argentina, ECUSA, Viña San Pedro S.A., Calaf S.A., Cervecería Austral S.A. and Compañía Cervecera Kunstmann S.A. and is Chairman of the Board of Compañía Pisquera de Chile S.A and ICARE. Prior to joining us, he was Chief Executive Officer of Santander Chile Holding. He received a degree in Business Administration from the Catholic University of Chile and a Master’s degree in

Economics and Business Administration from the Instituto de Estudios Superiores de la Empresa (“IESE”), in Barcelona, Spain.

Marcela Achurra (42), is our Legal Affairs Manager and has been with us since 1995. Prior to her current position, she was Legal Counsel of our subsidiary Viña San Pedro S.A. She received her law degree from the Catholic University of Chile.

Marisol Bravo (47), is our Corporate Affairs and Public Relations Manager and has been with us since 1991. Prior to her current position, she was Head of Special Projects. Before joining us, she was Assistant Manager of Marketing at Citicorp Mutual Funds. She received a degree in Business Administration from the University of Chile.

Pablo De Vescovi (54), is our Human Resources Manager and has been with us since 1994. Prior to serving in this capacity he was Human Resources Manager of ECUSA. Before joining ECUSA he was the Human Resources Manager of Embotelladora Chile S.A. (“Embochile”), a former PepsiCo bottler, and Human Resources Vice President of The Chase Manhattan Bank in Chile. He received a degree in Business Administration from the Catholic University of Chile.

Francisco Diharasarri (46), is the General Manager of ECUSA and has been with us since 1985. Prior to his current position, he was General Manager of CCU Chile, General Manager of ECUSA and General Manager of PLASCO. He is also currently Chairman of the Board of Calaf S.A. He received a degree in Civil Engineering from the University of Chile.

Johan Doyer (54), is the General Manager of CCU Chile and has been with us since 2003. He is also currently a Director of Cervecería Austral S.A. He has been working with Heineken since 1978, in different countries around the world, in marketing and sales positions, as well as General Management. Prior to joining us he was General Manager at a Heineken brewery in the Democratic Republic of Congo, and also in Burundi, Reunion Islands and Vietnam. He received a degree in Industrial Engineering from TH Eindhoven of the Netherlands and a Master’s degree in Business Administration from INSEAD in France.

Roelf Duursema (56), is our General Comptroller and has been with us since 2004. He has been working with Heineken since 1978, in different countries around the world, in marketing, sales, finance and information and technology positions, as well as General Management. Prior to joining us he was the Director for Corporate Information and Technology for the Heineken Group. He received a degree in Mechanical Engineering from the Technical University Delft in the Netherlands and a Master’s degree in Economics from the Erasmus University in Rotterdam.

Alvaro Fernández (40), is the General Manager of Compañía Pisquera de Chile and has been with us since 1998. Prior to his current position, he was General Manager of Pisconor and our Development Manager. He is also Director of Cervecería Austral S.A. and Compañía Cervecera Kunstmann S.A. Prior to joining us he was Commercial Manager of Santander Life Insurance Company and Vice President of Citicorp. He received a degree in Business Administration from the Catholic University of Chile.

Dirk Leisewitz (61), is our Corporate Operations Manager and has been with us since 1987. He is currently Director of Cervecería Austral S.A., Compañía Cervecera Kunstmann S.A. and Clínica Alemana S.A., a major hospital in Chile. Additionally, he is member of the board of the Chilean-German Chamber of Commerce and Industry. Prior to his current position, he was our General Comptroller during 17 years. Prior to joining us, he was Division Manager of the Morgan Guaranty Group in Chile. He received a degree in Industrial Civil Engineering from the University of Chile, and a Masters in Administration and Management from the Catholic University of Louvain in Belgium.

Hugo Ovando (37), is our Development Manager and has been with us since 1997. Prior to his current position, he was Corporate Projects Manager and Investor Relations Manager. He received a degree in Business Administration from the Catholic University of Chile and a Master’s degree in Business Administration from Babson College.

Ricardo Reyes (52), is our Chief Financial Officer and he has been with us since 1996. Prior to his current position, he was the General Manager of VSP between May 2004 and July 2005, and our Chief Financial Officer for almost 8 years. Prior to joining us, he worked 18 years at Esso Chile Petrolera, an Exxon affiliate, holding the positions of Operations Manager, Financial and Planning Manager, and Information System Manager. He received a degree in Civil Engineering from the Catholic University of Chile.

Fernando Sanchis (46), is the General Manager of CCU Argentina and has been with us since 1995. Prior to joining us, he was Chief Financial Officer of Embochile, a former PepsiCo bottler and held the same position at Uruguay’s PepsiCo’s bottler. He received an accounting degree from the Buenos Aires University of Argentina.

Pablo Turner (47), is the General Manager of VSP and has been with us since 2005. Prior to joining us, he served for six months as Chief Executive Officer of Paris S.A., one of the main retail chains in Chile. Before that, he served as the Chief Executive Officer of Falabella S.A. for four years, the leader retail chain in Chile, where he had worked since 1983. He received a degree in Business Administration from the Catholic University of Chile and a Master’s degree in Business Administration from the University of Chicago.

Our senior managers are full time employees, therefore, they do not perform business activities outside us. The principal business activities of our directors are summarized in the following table:

Directors	Business Activities

Guillermo Luksic	Chairman of Quiñenco
Giorgio Maschietto	Director of Companies
Andrónico Luksic	Vice Chairman of Banco de Chile
Manuel José Noguera	Legal Counsel of Quiñenco
Carlos Olivos	Senior Partner of Guerrero, Olivos, Novoa & Errázuriz (law firm)
Philippe Pasquet	Director of Companies
Francisco Pérez	Quiñenco’s CEO
Alberto Sobredo	Director of Companies
Massimo von Wunster	President of Heineken Americas

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

Compensation

For the year ended December 31, 2006, the aggregate amount of compensation paid by us to all our directors was Ch$1,694 million.

The board of directors’ compensation is determined by the shareholders at the annual general shareholders’ meeting and may take into consideration proposals made by the Board. The board’s compensation approved at our shareholders’ meeting held on April 18, 2007 consists of an attendance fee per meeting of UF100 per board member and twice as much for the Chairman, along with profit-sharing amount equivalent to 5% of distributed dividends for all board members in the same proportion. In case distributed dividends exceed 50% of our liquid profits, the profit-sharing amount will be calculated over a maximum of 50% of our liquid profits. Additionally, board members who participate in the Directors Committee and Business Committee receive UF25 and UF17, respectively, for each meeting they attend. Furthermore, board members who sit on the Audit Committee receive UF25 monthly. In

2006, the total compensation paid by us and our subsidiaries to each of our directors for services rendered was as follows:

	Attendance	Dividend
Director	meetings fee (1)	participation	Total

	(thousands of Ch$)
Guillermo Luksic	Ch$86,302	Ch$135,684	Ch$221,986
Giorgio Maschietto	90,071	135,738	225,809
Christopher Barrow (2) (3)	11,063	-	11,063
Jorge Carey	31,594	135,374	166,968
Andrónico Luksic	7,340	135,374	142,714
Manuel José Noguera	21,973	135,374	157,348
Carlos Olivos	25,636	135,374	161,010
Philippe Pasquet	78,086	135,738	213,824
Francisco Pérez	91,266	135,738	227,004
Alejandro Strauch (2)	31,231	135,374	166,605
________________________________________
(1)	Include the remuneration for members of the Audit, Directors and Business Committees.
(2)	Mr. Alejandro Strauch resigned as Board member as of June 2006, being replaced by Mr. Christopher Barrow.
(3)	Mr. Christopher Barrow resigned as Board member as of January 2007, being replaced by Mr. Massimo von Wunster.

For the year ended December 31, 2006, the aggregate amount of compensation paid to our senior managers, to the area managers of our operating subsidiaries and to the managers of the service units that report to our CEO, was Ch$5,666 million (Ch$5,215 million in 2005). We do not and are not required under Chilean law to disclose to our shareholders or otherwise make public information as to the compensation of our individual senior managers.

We do not maintain any stock option, pension or retirement programs for our directors or senior managers, with the only exception of VSP. VSP’s Extraordinary Shareholders meeting held on July 7, 2005 approved a capital increase to be partially used for stock option programs for the main executives of VSP and its subsidiaries.

Board Practices

We are managed by our board of directors which, in accordance with our bylaws (Estatutos), must consist of nine directors who are elected at the regular shareholders’ meeting. The entire board of directors is elected for three years and the last election of directors took place in April 2007. The board of directors may appoint replacements to fill any vacancies that occur during periods between annual shareholders’ meetings. If such a vacancy occurs, the entire board of directors must be renewed at the next following annual shareholders’ meeting. Our senior managers are appointed by the board of directors and hold office at the discretion of the board of directors. There are regularly scheduled meetings of the board of directors once a month; extraordinary meetings are specially summoned by the Chairman at the request of any of the board of directors’ members. The board of directors does not have an executive committee. Nevertheless, we have a Business Committee consisting of certain board members that meets regularly to review our business strategies, our main initiatives and other issues of special relevance that are later considered by the Board. Director service contracts do not contain any provision for benefits upon termination of employment.

Directors Committee. The Chilean Corporations Act was amended, effective December 20, 2000. The following is a summary of the main provisions of the amendment. Under the amendment, the boards of directors of corporations whose market capitalization reaches or exceeds 1.5 million Unidades de Fomento (as of May 31, 2007 approximately Ch$27,771 million) shall designate a comité de directores or “directors committee”. If the market capitalization falls below this threshold, the obligation to designate a directors committee disappears. However, corporations which do not reach the threshold may voluntarily assume the obligations concerning the directors committee, in which case they shall strictly follow the provisions of the amendment.

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

The directors committee shall be composed of three members, the majority of which shall be independent. Independent directors are those that would have been elected even if the votes cast in the director’s favor by the controlling shareholder and its related persons had not been counted. However, a majority of directors related to the controlling shareholder is permissible if there are an insufficient number of independent directors. Should there be more than three directors entitled to participate in the directors committee, the board of directors shall elect the members of the directors committee by unanimous vote. Should the board of directors fail to reach an agreement, the matter shall be decided by drawing. In its first meeting after our Annual Shareholders’ Meeting that took place on April 18, 2007, our board appointed as members of our directors committee Messrs. Philippe Pasquet, Francisco Pérez and Alberto Sobredo, of whom the first and the second were appointed through the controlling shareholder’s votes, and the third is an independent director.

The members of the directors committee shall be remunerated. The amount of such remuneration shall be established annually by the shareholders, taking in consideration the duties that the directors’ committee members shall perform. The remuneration of our directors committee members is 25 Unidades de Fomento (as of May 31, 2007, approximately ThCh$463) per assistance to directors committee meeting.

The shareholders shall determine the budget of the directors committee and those of its advisors, and the directors committee shall be allowed to request the recruitment of professionals to fulfill its duties, within the limits imposed by the budget. The activities of the directors committee and its expenses, including its advisors’ expenses, shall be included in the annual report and conveyed to the shareholders. The budget of our directors committee and its advisors is 1,000 Unidades de Fomento (as of May 31, 2007, approximately ThCh$18,514).

Audit Committee. In the session held on April 18, 2007, our board of directors appointed board members Giorgio Maschietto, Carlos Olivos and Alberto Sobredo to the audit committee, in accordance with provisions of the Exchange Act and the Sarbanes-Oxley Act of 2002 applicable to us as a foreign private issuer with securities listed on a U.S. national exchange.

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

Pursuant to NYSE Rule 303A.06, we must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005. Therefore, our board of directors, on the meeting held on April 18, 2007, appointed as members of our audit committee Messrs. Giorgio Maschietto, Carlos Olivos and Alberto Sobredo, all of them meet the independence criteria contained in the Exchange Act and the NYSE Rule.

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

Employees

Chile

As of December 31, 2004, 2005 and 2006, we had a total of 3,271, 3,706 and 3,753 permanent employees in Chile, respectively. As of December 2006, 2.418 were represented by 42 labor unions. As of December 31, 2006, the average tenure of our full-time employees was approximately eight years.

The following table shows the breakdown of our employees by business segments:

Business	2004	2005	2006

Beer	924	833	872
Soft drinks and mineral water	873	895	905
Wine	470	538	480
Transportes CCU	487	487	476
Others (*)	517	953	1,020

Total	3,271	3,706	3,753

_______________

(*)	Includes our corporate, pisco, plastic and Comercial CCU divisions

Unionized employees represent approximately 61% of our total permanent workforce. Our management believes it generally has a good relationship with the labor unions representing our employees.

During 2006, 208 employees renewed their collective contracts, all of them for a period of two years. The contract renewals are expected to increase the unionized workforce costs between 2.5% and 3.0% .

All employees who are terminated for reasons other than misconduct are entitled by law to receive a severance payment. In the years 2004, 2005 and 2006, we made severance payments in the amounts of Ch$1,666 million, Ch$1,692 million and Ch$2,515 million, respectively. Permanent employees are entitled to the basic payment, as required by law, of one month’s salary for each year, or six-month portion thereof, worked. This condition is subject to a limitation of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981. Severance payments to employees hired before August 14, 1981 are not subject to any limitation. Our employees who are subject to collective bargaining agreements have a contractual benefit to receive a payment in case of resignation, consisting of a payment of one monthly base salary for each full year worked, not subject to a limitation on the total amount payable but subject to a limitation on the total number of employees who can claim the severance benefit during any one year. In 2006, we laid off 283 employees.

We do not maintain any pension fund or retirement program for our employees. Workers in Chile are subject to a national pension fund law which establishes a system of independent pension plans, administered by Administradoras de Fondos de Pensiones (“AFPs”). We have no liability for the performance of the pension plans or any pension payments to be made to the employees.

In addition to our permanent work force, as of December 31, 2006, we had 324 temporary employees, who were hired for specific time periods to satisfy short-term needs.

Argentina

a) Beer Business

As of December 31, 2004 and 2005 and 2006, we had a total of 514, 517 and 543, permanent employees respectively. As of December 31, 2006, 373 employees were represented by three labor unions. Two of the labor unions are members of one federation, Federación Argentina de Trabajadores Cerveceros y Afines (the Argentine Beer Workers Federation, or “FATCA”). As of December 31, 2006, the average tenure of our employees in Argentina was approximately seven years.

Collective bargaining in Argentina is done on an industry-wide basis, rather than, as in Chile, on a company-by-company basis.

In Argentina, as in Chile, all employees who are terminated for reasons other than misconduct are entitled by law to receive a severance payment. We made severance payments in connection with our Argentine beer operations in the amounts of Ch$105 million and Ch$58 million and Ch$134 million, in 2004, 2005 and 2006 respectively. According to the Argentine Labor Law, employees who joined us before October 1998 are entitled to the basic payment as required by law of one month’s salary for each year or fraction thereof worked. This monthly amount cannot exceed three times the average monthly salary established under the applicable collective bargaining agreement and cannot be less than the equivalent of two monthly salaries of the employee. In December 2005, a new temporary rule came into force: all severance payments are to be increased by 50%.

In addition to our permanent work force, as of December 31, 2006, we had 34 temporary employees, who were hired for specific time periods to satisfy short-term needs.

b) Wine Business

As of December 31, 2006 Finca La Celia, the Argentine subsidiary of Viña San Pedro had a total of 120 permanent employees. As of December 31, 2006, 71 were represented by one labor union. As of December 31, 2006, the average tenure of our employees in FLC was approximately four years. In addition to our permanent work force in FLC, we had 75 temporary employees, who were hired for specific time periods to satisfy short-term needs.

Share Ownership

Except as disclosed in “Item 7: Major Shareholders and Related Party Transactions – Major Shareholders”, as of December 31, 2006, our senior management and our board members in the aggregate owned less than one percent of the our shares.

We do not maintain stock option or other programs involving our employees in the capital of the Company, with the only exception of VSP. VSP’s Extraordinary Shareholders meeting held on July 7, 2005 approved a capital increase to be partially used for stock option programs.

ITEM 7: Major Shareholders and Related Party Transactions

Major Shareholders

Our only outstanding voting securities are our shares of our common stock. The following table sets forth information concerning the ownership of our common stock as of May 31, 2007, for each shareholder known to us to own more than 5% of the outstanding shares of our common stock and for all of our directors and executive officers as a group:

Shareholder	Number of shares owned	% Ownership

Inversiones y Rentas S.A.	210,568,432	66.11%

Our directors and executive	29,560	0.01%
officers as a group (1)

(1)
Does not include the 210,568,432 shares of our common stock owned, directly and indirectly, by Inversiones y Rentas, which is 50% beneficially owned by the Luksic family, as discussed below. Guillermo Luksic and Andrónico Luksic, our directors, are members of the Luksic family.

In addition, as of May 31, 2007, JPMorgan Chase Bank, the Depositary for our ADR facility, was the record owner of 25,662,900 shares of our common stock (7.97% of the outstanding common stock) deposited in our ADR facility.

As of May 31, 2007, we had 5,079 shareholders of record, of which 38 are not Chilean, excluding ADR holders. To the best of our knowledge, of those 38 non-Chilean shareholders 26 are U.S. corporations with a total of 4,839,898 shares of common stock. All shareholders have equal voting rights.

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

Related Party Transactions

Articles 44 and 89 of the Chilean Corporations Act, Law N° 18.046, require that transactions with related parties be on terms similar to those of an arm’s length transaction. Directors and executive officers of companies that violate Articles 44 and 89 are liable for losses or damages caused to the companies, shareholders or third parties resulting from such violations. In addition, Articles 44 and 50 of the Chilean Corporations Act provide that any related party transaction, including any transaction in which a director has a personal interest or is acting on behalf of a third party, may be executed only when such transaction is examined by the directors committee and previously approved by the board of directors, and the terms of such transaction are similar to those of an arm’s length transaction. If the conflicting interest transaction involves a “material amount,” the board of directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm’s length transaction. A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than UF2,000 (as of May 31, 2007, approximately ThCh$37,028) and exceeds 1% of the assets of the corporation, or if the amount exceeds UF20,000 (as of May 31, 2007, approximately ThCh$370,283) regardless of the size of the corporation.

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

Our corporate support units and strategic service units provide shared services to all the organization through service level agreements. Shared services are provided in a centralized manner to capture the synergies between the different units. Service level agreements are annual contracts specifying the services to be provided as well as the variables used to measure the levels of service and their prices. Service levels are evaluated directly by users three times a year.

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

On November 30, 2005, we and Heineken International signed a new version of the license and technical assistance agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina commencing June 18, 2003. These agreements have an initial term of 10 years beginning in June 2003, renewable for subsequent periods of five years. See “Item 4: Information on the Company – Business Overview – Our Beer Business in Chile – Beer Production and Marketing in

Chile” and “Item 4: Information on the Company – Business Overview – Our Beer Business in Argentina – Beer Production and Marketing in Argentina”.

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

Also subject to the above license agreements, on April 24, 2006, through our subsidiary CCU Chile Ltda., we signed a brewing agreement with Heineken Brouwerijen B.V., which provides us with the right to produce and package Heineken lager at our local brewery and for its sale and distribution in Peru, Colombia and Ecuador by Heineken’s appointed Distributor. This agreement commenced on April 24, 2006 for one year renewable annually.

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

Our principal transactions with related parties for the twelve-month period ended December 31, 2006, are detailed below:

Company	Relationship	Transaction	Amounts

			(thousand of Ch$)
Alusa S.A.	Affiliate	Purchase of products	809,851
Anheuser Busch international Inc.	Affiliate	Purchase of products	503,406
		Sale of products	2,323,186
		Marketing contribution	260,805
Anheuser Busch Lat. Am. Develop. Corp.	Affiliate	Licence and technical assistance	1,134,808
Apex Inc.	Affiliate	Marketing contribution	39,878
Banco de Chile	Affiliate	Purchase of time deposits	49,787,345
		Interest on time deposits	276,010
		Interest paid	164,572
		Collection services	10,862
		Forward contract	4,029,920
		Loans obtained	3,194,340
		Sale of products	4,538

Banchile Corredores de Bolsa	Affiliate	Purchase of investments	3,900,000
		Interest on investments	4,579
Calaf S.A.	Equity investee	Payments on behalf of related co.	2,303,409
		Services rendered (income)	186,254
		Purchase of products	8,693,399
		Other services	23,267
		Services paid	7,155
Cervecería Austral S.A.	Equity Investee	Purchase of products	342,665
		Services received (income)	108,451
		Sale of raw materials	10,236
		Sale of products	5,507
		Royalties received	107,490
		Royalties paid	362,240
		Payments	20,723
		Advertising	71,627
Cervecería Kunstmann Ltda.	Affiliate	Sale of products	186,746
Cervecería Modelo S.A. de C.V.	Affiliate	Marketing contribution	23,722
Comercial Patagona Ltda.	Affiliate	Purchase of products	5,184
		Advertising	52,356
		Sale of products	993,559
		Services rendered	3,794
Compañía Cervecera Kunstmann S.A.	Equity Investee	Purchase of products	2,058,142
		Technical assistance recovery	25,444
Control Ltda.	Affiliate	Payments on behalf of related co.	8,830
		Purchase of grapes	7,519,531
		Loans granted	300,159
Cotelsa S.A.	Affiliate	Purchase of products	183,498
Empresa Nacional de Telecomunicaciones	Affiliate	Services received (expense)	297,607
Entel PCS Telecomunicaciones S.A.	Affiliate	Services received (expense)	441,372
Heineken Brouwerijen B.V.	Indirect	Services received (expense)	33,642
		Royalty	1,221,532
		Sale of products	1,229,941
		Licenses and technical assistance	600,796
		Sale of bottles	130,958
Inmobiliaria Norte Verde S.A.	Affiliate	Services received (expense)	53,764
Inversiones Punta Brava	Affiliate	Services paid	11,985
Telefónica del Sur S.A.	Affiliate	Services received (expense)	3,413
Telef. del Sur Servicios Intermedios S.A.	Affiliate	Services received (expense)	9,029
Viña Dassault San Pedro S.A.	Equity Investee	Sale of products and services	3,806
		Services rendered	92,453
		Capital paid in	413,519
		Remittance received	688,030
		Remittance paid	648,336
		Payments on behalf of Dassault	1,967
		Purchase of products	244,212
		Payments received	1,343,408
		Payments made	953,788
Viña Tabalí S.A.	Equity Investee	Payments on behalf of Tabalí	2,924
		Purchase of products	104,356
		Sale of products	51,625
		Remittance received	253,491
		Remittance paid	368,958
		Services rendered (income)	93,016
		Sale of raw materials	52,335
		Services paid	59,580
		Payments received	132,645
		Payments made	259,096
		Capital paid in	1,110,848

See Note 16 to our consolidated financial statements for information about the years 2004 and 2005.

Interests of Experts and Counsel

Not applicable

ITEM 8: Financial Information

Consolidated Statements and Other Financial Information

See “Item 18: Financial Statements and Exhibits” for the Company's Financial Statements and notes, audited by PricewaterhouseCoopers.

Wine Exports

We, through our subsidiary VSP, export wine to 72 countries. VSP is the second largest wine exporter in Chile. See “Item 4: Information on the Company – Business Overview – Our Wine Business”.

The following table presents our total wine exports by volume, in Chilean pesos and as percentage of total sales for the last three years:

	2004	2005	2006

Exports (thousands of liters)	54,267	51,370	46,741
% of total sales	4.7%	4.1%	3.5%

Exports (Ch$ million)	56,813	50,908	47,709
% of total sales	12.8%	10.1%	8.7%

Legal Proceedings

As of May 31, 2007, the Company has no material legal proceedings.

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

Our board of directors announced at our annual shareholders’ meeting held on April 18, 2007, its dividend policy for future periods, authorizing the distribution of cash dividends in an amount at least equal to 50% of our liquid profits under Chilean GAAP for the previous year. Our dividend policy is subject to change in the future due to changes in Chilean law, capital requirements, economic results and/or other factors. During our last annual shareholders’ meeting held on April 18, 2007, a dividend of Ch$77.62144 per share of common stock was approved, in addition to the interim dividend of Ch$35.00 per share of common stock distributed in January 5, 2007. Together, these dividend payments amounted to Ch$35,870 million, representing 65.0% of 2006 net income available to be distributed as dividend, after the deduction of the loss of subsidiaries in development period.

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

The following table sets forth the amounts of interim and final dividends and the aggregate of such dividends per share of common stock and per ADS in respect of each of the years indicated:

Year ended		Ch$ Per share (1)			US$ Per ADS (2)

December 31,	Interim	Final (3)	Total	Interim	Final (3)	Total

2002	22.00	42.60	64.60	0.15	0.31	0.46
2003	33.00	51.59	84.59	0.29	0.41	0.70
2004	27.00	62.80	89.80	0.24	0.54	0.78
2005	30.00	67.37	97.37	0.29	0.65	0.94
2006	35.00	77.62	112.62	0.32	0.74	1.06
________________
(1)	Interim and final dividend amounts are expressed in historical pesos.
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

________________
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

ITEM 9: The Offer and Listing

Offer and Listing Details

For the periods indicated, the table below sets forth the reported high and low closing sales prices for the Common Stock on the Santiago Stock Exchange as well as the high and low sales prices of the ADSs as reported by the NYSE:

	Santiago Stock Exchange		NASDAQ/NYSE (since 3/26/99)

	(per share of common stock)(*)		(per ADS)

	High	Low	High	Low

	(Ch$)	(Ch$)	(US$)	(US$)
Years
2002	2,399	1,800	17.70	12.10
2003	2,780	2,125	22.69	14.50
2004	3,075	2,350	25.80	17.90
2005	3,200	2,510	28.50	22.91
2006	3,285	2,350	30.65	21.14
2007 (through May 31)	3,910	3,040	37.76	26.91
2005
1st quarter	3,000	2,700	25.30	23.30
2nd quarter	2,905	2,700	24.98	22.91
3rd quarter	3,200	2,740	28.50	23.33
4th quarter	2,810	2,510	26.55	23.58
2006
1st quarter	2,800	2,501	27.40	24.10
2nd quarter	2,645	2,350	25.80	21.14
3rd quarter	2,865	2,360	27.00	21.63
4th quarter	3,285	2,750	30.65	25.34
2007
1st quarter	3,500	3,040	34.25	26.91
Last six months
December 2006	3,285	3,040	30.65	28.74
January 2007	3,260	3,040	30.85	28.20
February	3,500	3,080	32.88	26.91
March	3,402	3,070	34.25	28.47
April	3,750	3,370	35.55	31.00
May	3,910	3,580	37.76	34.00
_______________
(*)	Pesos per share of Common Stock reflect nominal price at trade date.

Significant trading suspensions of the Company's stock have not occurred in the last three years.

Plan of distribution

Not applicable

Markets

Our common stock is currently traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaíso Stock Exchange under the symbol “CCU”. The Santiago Stock Exchange accounted for approximately 80% of the trading volume of our common stock in Chile in 2005 and 87% of such volume in 2006. The remaining 20% in 2005 and 13% in 2006 was traded mainly on the Chile

Electronic Stock Exchange. Shares of our common stock were traded in the United States on the NASDAQ stock exchange between September 24, 1992 and March 25, 1999 and on the NYSE since March 26, 1999, in the form of ADSs, under the symbol “CU”, each representing five shares of our common stock, with ADSs in turn evidenced by ADRs. The ADSs are issued under the terms of a deposit agreement as amended dated September 1, 1992, among us, JPMorgan Chase Bank as depositary, and the holders from time to time of the ADSs.

The trading volume of our ADSs in the NYSE in the last three years is as follows:

Year	Quarter	Traded Volume

		(Thousand of shares)

2004	1st quarter	1,112
	2nd quarter	688
	3rd quarter	718
	4th quarter	3,033

	Total	5,551

2005	1st quarter	1,135
	2nd quarter	2,435
	3rd quarter	3,427
	4th quarter	3,449

	Total	10,446

2006	1st quarter	2,619
	2nd quarter	2,493
	3rd quarter	1,649
	4th quarter	1,572

	Total	8,333

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

If the conflicting interest transaction involves a “material amount,” the board of directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm’s length transaction. A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than 2,000 Unidades de Fomento (as of May 31, 2007, approximately ThCh$37,028) and exceeds 1% of the assets of the corporation, or if the amount exceeds 20,000 Unidades de Fomento (as of May 31, 2007, approximately ThCh$370,283) regardless of the size of the corporation.

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

Qualitative Information About Market Risk

Interest Rate Sensitivity

As a result of borrowings and operations, we are exposed to fluctuations in interest rates. We manage this interest rate fluctuation primarily through regular financing and derivative instruments. We have short-term and long-term debt with both fixed and variable interest rates. Our senior management, including our Chief Financial Officer, establishes policies for new loans, time deposits, marketable securities and derivative contracts in order to manage such risks. The major interest rate risk we face is a result of variable rate debt. We have debt indexed to both the LIBOR and the Tasa Activa Bancaria, or TAB rate, an average of the basic rates of the different financial institutions, determined daily by the

Asociación de Bancos e Instituciones Financieras de Chile A.G., or the Chilean Banks and Financial Institutions Association. As of December 31, 2006, we had Ch$75,231 million of LIBOR-based interest-

bearing debt outstanding, most of which was hedged through cross currency interest rate swap agreements to fixed rates in UF. See “Quantitative Information About Mark Risk – Interest Risk Sensitivity” below. Our debt based on the TAB rate represented only 0.6% of our total interest-bearing debt as of December 31, 2006. This TAB rate-based long-term debt, incurred by our subsidiary VSP, amounted to Ch$938 million.

Commodity Price Sensitivity

The major commodity price sensitivity faced by us is the variation of malt, sugar and grape prices. In Chile, we obtain our supply of malt from local producers and in the international market. We often are required to enter into commitments to purchase such commodities. The purchases and commitments expose us to risk regarding the fluctuation of commodity prices. Our risk management policy is to manage this risk through fixed price purchase contracts and occasionally entering into spot transactions which lock in prices for the commodity. During 2006, we imported 27,250 tons of malt. In Argentina during 2006, we purchased all of our malt from local and Chilean suppliers. See “Item 4: Information on the Company – Business Overview – Our Beer Business – Our Beer Business in Chile – Raw Materials” and “Item 4: Information on the Company – Business Overview – Our Beer Business – Our Beer Business in Argentina – Raw Materials”. We do not hedge these transactions. Rather, we negotiate yearly contracts with malt suppliers.

The principal commodity used in the production of soft drinks is sugar. We generally purchase our sugar requirements from Empresas Iansa S.A., the sole producer of sugar in Chile, and from exports. See “Item 4: Information on the Company – Business Overview – Our Soft Drinks and Mineral Water Business – Our Soft Drinks and Mineral Water Business in Chile – Raw Materials”. We do not hedge these transactions. Rather, we negotiated yearly price conditions with Empresas Iansa S.A. until December 2005, and quarterly price conditions since 2006, due to the current higher sugar price volatility.

The principal raw materials used in the production of wine are harvested grapes and purchased wine. VSP obtains approximately 60% of the grapes used for export wines from its own vineyards, thereby reducing grape price volatility. The majority of the wine sold in the domestic market is purchased from third parties. During 2006, we purchased the majority of our grape and wine needs based on yearly contracts at fixed prices from third parties. Spot transactions for wine are executed from time to time depending on additional wine needs. During the years 2004, 2005 and 2006, our wine subsidiary, VSP, bought grapes and wine in Chile in the amount of Ch$19,412 million, Ch$24,048 million and Ch$15,137 million, respectively. See “Item 4: Information on the Company – Business Overview – Our Wine Business – Raw Materials”.

Exchange Rate Sensitivity

The major exchange rate risk faced by us is the variation of the Chilean peso against the U.S. dollar. As of December 31, 2006, our foreign currency denominated liabilities amounted to Ch$103,098 million, most of which was U.S. dollar denominated. Foreign currency denominated interest-bearing debt (Ch$77,456 million) represented 52.9% of our total interest-bearing debt, most of which was U.S. dollar denominated. The remaining 47.1% was indexed to Chilean inflation. The Ch$77,456 million foreign currency denominated debt includes the US$134 million loans that are hedged through cross currency interest rate swap agreements, changing these debts into fixed interest adjusted Chilean peso debts. To reduce the impact of any fluctuation of the peso against the U.S. dollar, as of December 31, 2006, we held Ch$3,218 million in dollar-indexed instruments. In addition, we held other assets denominated in U.S. dollars equal to Ch$19,693 million, most of which were accounts receivable. Including the assets denominated in U.S. dollars, the net asset exposure to variations in foreign exchange rates was Ch$15,332 million.

According to Chilean generally accepted accounting principles, we applied TB 64 to translate and value investments in foreign subsidiaries (see Note 1 of our consolidated financial statements) as of December 31, 2006. Under TB 64, our foreign investments in CICSA and FLC are not subject to price-level restatements based on inflation in those countries. Instead, the U.S. dollar is considered the functional currency for CICSA and FLC. As a result, the effect of a devaluation of the peso against the U.S. dollar on our financial statements is determined, in part, by the impact of such devaluation on the value of our investments in CICSA and FLC, as well as on foreign currency denominated obligations that qualify as a hedge against those investments. These effects are recorded in the account “Cumulative translation adjustment” in shareholders’ equity. As of December 31, 2006, our investment in CICSA and FLC amounted to Ch$70,467 million, and foreign currency denominated obligations that were designed to hedge against these investments were pre-paid on November 9, 2004. Therefore, such amounts should not be included in determining the net exposure in Chile to foreign exchange that would have an impact on net income. As a result, the net accounting exposure with effect on the results of operations was a net asset of Ch$15,323 million.

CCU Argentina, as of December 31, 2006, had a net asset exposure of Ch$2,970 million due to financial investments and accounts receivable denominated in U.S. dollars. At the same date, FLC had a net liability exposure of Ch$11,960 million due to accounts payable. Additionally, according to TB 64 the Argentine peso net monetary liability position, as of December 31, 2006, amounted to Argentine Th$3,538 for CCU Argentina and a net asset position of Argentine Th$3,216 for FLC.

Quantitative Information About Market Risk

Interest Rate Sensitivity

Most of our debt is at a variable interest rate. However, we have entered into cross currency interest rate swaps related to our US$134 million loans to mitigate this risk. The major interest rate risk which we face is a rise in the TAB rate. As of December 31, 2006, our interest-bearing debt amounted to Ch$146,551 million (see Notes 9, 10 and 11 to the consolidated financial statements), 52.0% of which was variable-rate debt and 48.0% was fixed-rate debt. Our floating-rate debt which amounted to Ch$938 million, excluding the U.S. dollar loans, was Chilean peso denominated and tied to the TAB rate.

The following table summarizes debt obligations with interest rates by maturity date, the related weighted-average interest rates and fair values:

Interest-Bearing Debt as of December 31, 2006
(millions of Ch$, except percentages)

	Expected Maturity Date
	2007	2008	2009	2010	2011	Thereafter	TOTAL	Fair Value

Fixed rate
Ch$ (UF) (1) (2)	Ch$4,044	3,186	3,186	11,785	3,186	42,770	68,157	68,574
Interest rate	3.9%	3.9%	3.9%	3.7%	3.9%	3.9%	3.9%
US$	1,291	-	-	-	-	-	1,291	1,258
Average int. rate	5.5%	-	-	-	-	-	5.5%
Argentine pesos	935	-	-	-	-	-	935	928
Interest rate	13.5%	-	-	-	-	-	13.5%
Variable rate
Ch$ (UF) (1)	938	-	-	-	-	-	938	906
Average int. rate	6.0%	-	-	-	-	-	6.0%
US$ (3)	21,992	-	53,239	-	-	-	75,231	75,618
Average int. rate	5.6%	-	Libor +0.325	-	-	-	-
Derivative contract
Cross currency swaps:								(12,934)
Receive US$ at Libor + 0.3/0.325	436		53,239				53,675
Pay Ch$ (UF) at 3.44%	321		64,656				64,977
Receive US$ at Libor + 0.3	9,103						9,103
Pay Ch$ (UF) at 2.25%	10,496						10,496
Receive US$ at Libor + 0.3	9,103						9,103
Pay Ch$ (UF) at 2.25%	10,443						10,443

(1)	A UF (Unidad de Fomento) is a daily indexed, peso-denominated monetary unit. The UF is set daily in advance based on the previous month's inflation rate.
(2)	Bonds issued in the Chilean market.
(3)	Includes the US$134 million loans that are hedged through cross currency interest rate swap agreements.

Commodity Price Sensitivity

The major commodity price sensitivity faced by us is the variation of malt prices.

The following table summarizes information about our malt and bulk wine inventories and futures contracts that are sensitive to changes in commodity prices, mainly malt prices. For inventories, the table presents the carrying amount and fair value of the inventories and contracts as of December 31, 2006. For these contracts the table presents the notional amount in tons, the weighted average contract price, and the total dollar contract amount by expected maturity date.

Commodity Price Sensitivity as of December 31, 2006

	Carrying Amount						Fair Value
On Balance Sheet Position
Malt inventory (millions of Ch$)	Ch$1,010						3,052
Bulk wine inventory - raw material	16,038						7,246

	Expected Maturity						Fair Value
	2007	2008	2009	2010	2011	Thereafter
Purchase Contracts
Malt:
Fixed Purchase Volume (tons)	56,500	25,000	-	-	-	-
Weighted Average Price (US$ per ton) (*)	398	390	-	-	-	-
Contract Amount (thousands of US$)	US$22,502	9,750	-	-	-	-	42,380
Grapes:
Fixed Purchase Volume (tons)	14,389	8,365	6,506	2,283	971	3,310
Weighted Average Price (Ch$ per kg.) (*)	204	195	195	218	192	172
Contract Amount (millions of Ch$)	Ch$2,930	1,633	1,270	497	187	569	4,120
Wine:
Fixed Purchase Volume (million liters)	15.5	17.0	17.0	-	-	-
Weighted Average Price (Ch$ per liter) (*)	155	125	125	-	-	-
Contract Amount (millions of Ch$)	Ch$2,398	2,128	2,128	-	-	-	5,693
________________
(*)	Weighted average price estimation is calculated based on expected market prices. Prices to be paid by us are adjusted based on current market conditions.

As of December 31, 2005 we had malt purchase contracts for US$33.76 million, compared with US$32.25 million as of December 31, 2006.

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

The following table summarizes our debt obligations, cash and cash equivalents, accounts receivable and derivative contracts in foreign currencies as of December 31, 2006, in million Chilean pesos, according to their maturity date, weighted-average interest rates and fair values:

Exchange Rate Sensitivity as of December 31, 2006
(millions of Ch$, except percentages and exchange rate)

		Expected Maturity Date
		2007	2008	2009	2010	2011	Thereafter	TOTAL	Fair Value

Debt Obligations
Variable rate (US$)
Short and medium term (1)		Ch$21,992	-	53,239	-	-	-	75,231	75,618
Average int. rate		5.6%	-	Libor + 0.325	-	-	-	-
Fixed rate (Argentine $)
Short term		935	-	-	-	-	-	935	928
Interest rate		13.5%	-	-	-	-	-	13.5%

Cash and Cash
Equivalents
US$		3,480						3,480	3,480
Others		1,495						1,495	1,495

TOTAL		4,975						4,975	4,975

Accounts Receivables
US$		14,292						14,292	14,292
Argentine Pesos		4,512						4,512	4,512
Others		595						595	595

TOTAL		19,399						19,399	19,399

		Expected Maturity Date
	Notional	2007	2008	2009	2010	2011	Thereafter	TOTAL	Fair Value

	amount
Derivative Contracts (in
thousand of US$)

Receive Ch$/pay US$	US$23,450	US$23,450						US$23,450	-
Receive US$/pay Ch$	US$33,400	US$33,400						US$33,400	-
Receive US$/pay Ch$		US$34,000		US$100,000				US$134,000	US$ (24,294)
(1)	This debt considers US$ loans that are hedged through cross currency interest rate swap agreements which convert the entire US$ debt to Ch$ debt (UF4,665,467).

In accordance with Chilean generally accepted accounting principles, we apply TB 64 issued by the Chilean Institute of Accountants to translate and value investments in foreign subsidiaries (see Note 1 to our consolidated financial statements). Under TB 64, our foreign investments in CICSA and FLC are not subject to price-level restatements based on inflation in those countries. Instead, the U.S. dollar is considered to be the functional currency. As a result, the effect of a devaluation of the peso against the U.S. dollar on our financial statements is determined, in part, by the impact of such devaluation on the value of our investments in CICSA and FLC, as well as on foreign currency denominated obligations that qualify as a hedge against those investments. These effects are recorded in the account “Cumulative translation adjustment” in shareholder’s equity. As of December 31, 2006, our investment in CICSA and FLC amounted to Ch$70,467 million, foreign currency denominated obligations that were designated as a hedge against these investments were pre-paid on November 9, 2004, and the negative cumulative translation adjustment account amounted to Ch$15,298 million.

ITEM 12: Description of Securities Other than Equity Securities

Not applicable

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

ITEM 15: Controls and Procedures

(a) Controls and Procedures. Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, have evaluated the effectiveness of our “disclosure controls and procedures” (as defined in Exchange Act rules 13a-14(c) and 15d-14(c)) as of December 31, 2006. These controls and procedures were designed to ensure that material information relating to us and our subsidiaries are communicated to our CEO and CFO. Based on such evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC reports. There have been no significant changes in our internal controls and procedures subsequent to the date of this evaluation.

(b) Management’s Annual Report on Internal Control over Financial Reporting. Our management, including our CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting and has assessed the effectiveness of our internal control over financial reporting as of December 31, 2006 based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2006, our internal control over financial reporting is effective.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears herein.

(c) Attestation Report of the Registered Public Accounting Firm. See page F-2 of our audited consolidated financial statements.

(d) Changes in Internal Control Over Financial Reporting. There has been no change in our internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A: Audit Committee Financial Expert

At the board meeting held on April 18, 2007, our board of directors appointed as members of our audit committee Messrs. Giorgio Maschietto, Carlos Olivos and Alberto Sobredo, each of which is independent as defined by the Sarbanes-Oxley Act of 2002. Our directors that are members of our audit committee, in its meeting held on April 26, 2007, analyzed the requirements that Section 407 of the Sarbanes Oxley Act sets forth regarding the qualifications of an "Audit Committee Financial Expert" and, after due consideration, determined that none of the members of the audit committee meets the requirements of an "Audit Committee Financial Expert". However, we are not required to have an "Audit Committee Financial Expert" or similar expert under relevant U.S. or Chilean law.

ITEM 16B: Code of Ethics

We have adopted a code of ethics that applies to all of our executive officers and employees. Our code of ethics is available on our website at www.ccu-sa.com. Our code of ethics was amended in October 2006 and no waivers, either explicit or implicit, of provisions of the code of ethics have been granted to the Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer.

ITEM 16C: Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2005 and 2006:

	2005	2006

	(million of Ch$ as of December 2006)
Audit Fees	241	328
Audit-Related Fees	57	59
Tax Fees	28	19
All Other Fees	-	-
Total Fees	326	405

“Audit fees” in the above table are the aggregate fees billed by PricewaterhouseCoopers in connection with the review and audit of our semi-annual and annual consolidated financial statements, as well as the review of other fillings. “Audit-related fees” are the aggregate fees billed by0 PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations regarding the Sarbanes-Oxley Act and due diligence related to transactions. “Tax fees” are fees billed by PricewaterhouseCoopers associated with the issuance of certificates for tax and legal compliance purposes.

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

Dated: June 27, 2007

COMPAÑIA CERVECERIAS UNIDAS S.A
AND SUBSIDIARIES

December 31, 2006

Consolidated Financial Statements

CONTENTS

Report of Independent Registered Public Accounting Firm
Audited Financial Statements:
Consolidated Balance Sheets at December 31, 2006 and 2005
Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004
Notes to the consolidated financial statements

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
A$	-	Argentine pesos
	€-	Euros
UF	-	A UF is a daily indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month’s inflation rate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Compañía Cervecerías Unidas S.A.

We have completed an integrated audit of Compañía Cervecerías Unidas S.A.’s, 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and of cash flows present fairly, in all material respects, the financial position of Compañía Cervecerías Unidas S.A and its subsidiaries (the ‘‘Company’’) at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Chile. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’). Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers
Santiago, Chile
June 18, 2007

COMPAÑIA CERVECERIAS UNIDAS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

     Adjusted for general price-level changes and expressed in
thousands of constant Chilean pesos of December 31, 2006

	As of December 31,
ASSETS	2006	2005

	ThCh$	ThCh$

CURRENT ASSETS
Cash	13,891,304	10,059,782
Time deposits and marketable securities (Note 3)	14,893,637	49,253,739
Accounts receivable - trade and other, net (Note 4)	105,565,276	87,250,094
Accounts receivable from related companies (Note 15)	4,279,611	3,325,842
Inventories (Note 5)	74,701,153	72,275,608
Prepaid expenses	3,469,627	3,841,060
Prepaid taxes (Note 13)	2,398,895	2,938,017
Other current assets (Note 6)	44,655,522	17,003,188

Total current assets	263,855,025	245,947,330

PROPERTY, PLANT AND EQUIPMENT, net (Note 7)	341,372,305	327,209,387

OTHER ASSETS (Note 8)	97,179,708	83,856,986

Total assets	702,407,038	657,013,703

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term borrowings (Note 9)	5,589,389	2,361,762
Current portion of bank borrowings and bonds payable (Notes 10 and 11)	23,610,182	8,850,698
Dividends payable	11,881,153	10,497,202
Accounts payable	43,925,508	40,469,548
Notes payable	5,602,511	5,387,483
Other payables	6,097,403	5,296,639
Accounts payable to related companies (Note 15)	2,155,303	1,971,366
Accrued expenses (Note 12)	26,380,310	20,115,688
Withholding taxes payable	13,921,816	12,478,245
Income tax (Note 13)	5,006,789	3,714,872
Other current liabilities	2,395,464	163,993

Total current liabilities	146,565,828	111,307,496

LONG-TERM LIABILITIES
Bank borrowings (Note 10)	61,838,434	79,647,719
Bonds payable (Note 11)	55,513,390	58,910,822
Accrued expenses and other liabilities (Note 12)	22,300,150	19,710,131
Deferred income taxes (Note 13)	15,663,727	12,426,875
Deposits on bottles and containers	8,563,912	8,065,836
Long-term accounts payable to related companies	610,093	-

Total long-term liabilities	164,489,706	178,761,383

Total liabilities	311,055,534	290,068,879

MINORITY INTEREST	42,123,961	41,214,701

COMMITMENTS AND CONTINGENCIES (Note 17)

SHAREHOLDERS’ EQUITY (Note 14)

Common Stock (318,502,872 shares with no par value authorized and outstanding)	184,287,790	184,287,790
Share premium	14,412,637	14,412,637
Other reserves	(10,576,769)	(11,728,819)
Retained earnings	161,103,885	138,758,515

Total shareholders’ equity	349,227,543	325,730,123

Total liabilities and shareholders’ equity	702,407,038	657,013,703

The accompanying notes 1 to 24 form an integral part of these consolidated financial statements.

COMPAÑIA CERVECERIAS UNIDAS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

     Adjusted for general price-level changes and expressed in
thousands of constant Chilean pesos of December 31, 2006

	For the years ended
	December 31,

	2006	2005	2004

	ThCh$	ThCh$	ThCh$
OPERATING RESULTS
Net sales	545,797,132	502,379,897	444,832,473
Cost of sales	(259,889,497)	(240,658,814)	(214,224,903)

Gross margin	285,907,635	261,721,083	230,607,570
Selling and administrative expenses	(206,215,457)	(193,855,303)	(168,509,960)

Operating income	79,692,178	67,865,780	62,097,610

NON-OPERATING RESULTS
Non-operating income (Note 19)	7,819,676	3,315,677	4,623,642
Non-operating expenses (Note 20)	(17,046,271)	(12,576,552)	(11,175,003)
Price-level restatement and exchange differences (Note 21).	(633,694)	(196,596)	57,505

Income before income taxes and minority interest	69,831,889	58,408,309	55,603,754

Income taxes (Note 13)	(14,234,704)	(9,306,251)	(6,239,295)

Income before minority interest	55,597,185	49,102,058	49,364,459
Minority interest	235,549	86,789	(1,348,825)

NET INCOME	55,832,734	49,188,847	48,015,634

The accompanying notes 1 to 24 form an integral part of these consolidated financial statements.

COMPAÑIA CERVECERIAS UNIDAS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted for general price-level changes and expressed in
thousands of constant Chilean pesos of December 31, 2006

	For the years ended
	December 31,

	2006	2005	2004

	ThCh$	ThCh$	ThCh$
CASH FLOWS FROM OPERATING ACTIVITIES

NET INCOME	55,832,734	49,188,847	48,015,634

CHARGES (CREDITS) TO INCOME NOT REPRESENTING
CASH FLOWS:
Depreciation	41,492,084	41,444,688	43,241,796
Amortization of goodwill	3,579,478	2,631,408	2,303,819
Amortization of negative goodwill	(49,111)	(53,063)	(40,789)
Amortization of other intangibles	578,765	560,241	424,246
Provision for impairment of property, plant and equipment and
write-offs of glass bottles, write-offs of spare parts and other provisions	4,681,890	3,222,762	4,091,569
Equity in net income of unconsolidated affiliates (net)	(107,738)	(7,113)	(253,815)
Price-level restatement	633,694	196,596	(57,506)
Gain on sale of land and properties held for sale	(3,695,642)	(758,722)	(3,524,211)
Gain on sale of investments and other assets	(388,611)	(71,881)	(969)
Deferred income taxes	(1,318,727)	(2,784,124)	(2,023,439)
Other debits	5,994,817	2,630,344	2,772,958
Other credits	(1,471,537)	(3,891,040)	(4,417,314)
Minority interest	(235,549)	(86,789)	1,348,825

CHANGES IN ASSETS AND LIABILITIES AFFECTING
CASH FLOWS:
Accounts and notes receivable	(13,262,138)	(6,170,129)	1,251,209
Inventories	(2,052,583)	(7,529,680)	1,417,930
Other assets	(10,029,419)	(14,318,786)	(12,068,939)
Accounts payable affecting operating results	19,187,605	7,029,325	1,954,630
Interest payable	(7,836)	3,299,116	2,319,407
Income tax payable	361,539	3,879,766	(1,495,169)
Accounts payable affecting non-operating results	(1,106,289)	5,291,134	(5,025,762)
Value added tax	(766,511)	(969,235)	2,646,020

Net cash provided by operating activities	97,850,915	82,733,665	82,880,130

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted for general price-level changes and expressed in
thousands of constant Chilean pesos of December 31, 2006

	For the years ended
	December 31,

	2006	2005	2004

	ThCh$	ThCh$	ThCh$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	8,942,136	52,936,030	107,388,578
Repayments of bank borrowings	(10,352,410)	(71,909,954)	(120,336,033)
Proceeds from bonds	-	27,128,344	35,634,350
Repayments of bonds payable	(3,483,068)	(1,826,095)	(22,061,817)
Dividends paid	(31,462,596)	(30,245,440)	(30,554,185)
Other	516,397	499,558	(12,045,884)

Net cash used in financing activities	(35,839,541)	(23,417,557)	(41,974,991)

CASH FLOWS FROM INVESTMENT ACTIVITIES
Capital expenditures	(50,176,961)	(45,157,441)	(33,721,163)
Proceeds from sale of property, plant and equipment	3,365,834	523,328	8,764,009
Proceeds from sale of investments in unconsolidated affiliates	-	21,241	2,603
Investments in unconsolidated affiliates	(1,515,822)	(20,567,110)	(4,435,568)
Investments in financial instruments	11,894,142	(2,374,915)	(14,704,228)
Accounts receivable from related companies	(276,518)	-	175,183
Purchase of trademarks	(15,040,757)	-	-
Other	47,999	(1,313,451)	(3,186,049)

Net cash (used in) provided by investment activities	(51,702,083)	(68,868,348)	(47,105,213)

Price-level restatement of cash and cash equivalents	134,351	(397,330)	(2,066,908)

NET (DECREASE) IN CASH AND
CASH EQUIVALENTS	10,443,642	(9,949,570)	(8,266,982)
CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	53,726,424	63,675,994	71,942,976
CASH AND CASH EQUIVALENTS AT END OF YEAR	64,170,066	53,726,424	63,675,994

The accompanying notes 1 to 24 form an integral part of these consolidated financial statements.

COMPAÑIA CERVECERIAS UNIDAS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2006

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2006, except as indicated

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Compañía Cervecerías Unidas S.A. (“CCU”, or “the Company” or "the Pparent Company") is the largest producer, bottler and distributor of beer in Chile. CCU’s line of beers includes a full range of super-premium, premium, medium-priced and popular-priced brands, which are primarily marketed under six different proprietary brand names and two brand extensions. The Company has three beer production facilities located throughout Chile, and has a nationwide production and distribution network. In Chile, the Company also produces and distributes Heineken beer, and imports and distributes Budweiser.

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

Certain minor reclassifications have been made in the 2004 and 2005 amounts to conform with the 2006 presentation.

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

The consolidated financial statements for the years 2006, 2005 and 2004 include the following significant subsidiaries:

		At December 31,

	2006	2005	2004

	%	%	%
Percentage of direct and indirect ownership:

Embotelladores Chilenas Unidas S.A.	-	99.94	99.94
Emb. Chilenas Unidas S.A. (previously Inv. Ecusa S.A.).(10)	99.94	99.94	99.94
Comercial CCU S.A. (previously Com. Calafquen S.A.) (1)	99.97	99.97	99.97
Finca La Celia S.A. (2)	60.20	60.20	60.32
Southern Breweries Establishment	99.97	99.97	99.97
Viña Urmeneta S.A. (3)	60.20	60.20	60.32
Compañía Pisquera de Chile S.A. (4)	80.00	80.00	-
Compañía Cervecerías Unidas Argentina S.A. (5)	92.04	92.04	89.22
Viña San Pedro S.A. (6)	60.20	60.20	60.33
Compañía Industrial Cervecera S.A. (7)	91.31	91.31	88.51
Aguas Minerales Cachantun S.A. (8)	99.93	99.93	99.93
Andina de Desarrollo S.A	54.06	54.06	52.40
CCU Cayman Limited	99.94	99.94	99.94
Cervecera CCU Chile Limitada	-	99.99	99.99
Cervecera CCU Chile Limitada ( previously Pisconor S.A.) (9)	99.99	99.99	99.99
Fábrica de Envases Plásticos S.A	99.99	99.99	99.99
Finca Eugenio Bustos S.A	60.20	60.20	60.32
Saint Joseph Investment Limited	99.94	99.94	99.94
South Investment Limited	99.94	99.94	99.94
Transportes CCU Limitada	99.99	99.99	99.99
Vending y Servicios CCU Limitada	99.94	99.94	99.94
Viña Santa Helena S.A.	60.14	60.14	60.26
Invex CCU S.A. (11)	99.94	-	-
CCU Inversiones S.A. (12)	99.94	-	-
Compañía Cervecera Kunstmann S.A. (13)	50.00	-	-
New Ecusa S.A. (14)	99.94	-	-
Promarca Ecusa S.A. (15)	99.94	-	-

(1) Comercial CCU S.A.

Comercial e Industrial Calafquén S.A changed its name to Comercial CCU S.A. in August 2005. This subsidiary was incorporated on December 10, 2003

(2) Finca la Celia S.A

Through a series of transactions during the year, Viña San Pedro’s direct shareholding in this company is 98.69% . There was no change in the consolidated ownership percentage of Viña San Pedro S.A. which remains at 60.20% .

The Company, Viña San Pedro (San Pedro), and Viña Santa Helena (Santa Helena) all have a direct or indirect ownership in Finca la Celia S.A. (Finca). On November 2, 2005, San Pedro sold to Viña Santa Helena S.A. 588 shares of Finca la Celia S.A.

(3) Viña Urmeneta S.A.

Viña Urmeneta S.A. was the holding company for the Company’s Argentine wine business. During the year 2004, the Company decided to focus Viña Urmeneta S.A.’s activities on the development of new businesses. In order to do so, it reduced Viña Urmeneta S.A.’s capital in the amount of ThCh$ 15,733,183 (historical) which was paid through the transfer of its investments in Argentina (Finca La Celia S.A.) to Viña San Pedro S.A., a subsidiary of the Company, and a payment to Viña Santa Helena S.A., also a subsidiary of the Company, amounting to ThCh$ 15,733,183 (historical). At the same time, Viña Urmeneta S.A. capitalized its other reserves for ThCh$ 5,721,568 (historical). The above mentioned transaction resulted in Viña San Pedro S.A. increasing its ownership interest at December 31, 2004 in its subsidiary Finca La Celia S.A. to 99.91% and no gain or loss was recognized related to this transaction.

(4) Compañía Pisquera de Chile S.A. ("CPCh")

In February 2005, the Company formed a new entity for the purpose of consolidating their interest in the pisco business.

On March 13, 2005 Pisconor S.A. and Control each contributed assets into the newly formed Compañía Pisquera de Chile S.A. resulting in Pisconor S.A. owning 34% of the newly formed entity based on the fair value of assets contributed. However, as initially established in the agreement, the Company purchased from Control an additional 46% of its ownership interest for a cash payment of ThCh$ 15,884,205 (historical) resulting in an ownership of 80% of the entity by the Company. This transaction resulted in goodwill of ThCh$ 10,055,509 (historical).

(5) Compañía Cervecerías Unidas Argentina S.A. ("CCU Argentina S.A.")

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

(6) Viña San Pedro S.A.

At the annual shareholders meeting held on July 7, 2005, shareholders approved a capital increase of ThCh$ 4,510,609 (historical) through the issuance of 727,517,700 shares, 45,478,260 shares were paid with an equivalent value to ThCh$ 288,127 (historical). The Company did not participate in the share increase. This resulted in a decrease in the Company's ownership percentage to 60.1999% .

(7) Compañía Industrial Cervecera S.A. ("CICSA")

On June 17, 2005, the Board of Directors of CICSA approved a irrevocable capital contribution of ThCh$ 12,685,389 (historical), which was carried out by Compañía Cervecerías Unidas Argentina S.A. Subsequently, on December 16, 2005, the Board of Directors of CICSA approved a partial capitalization for the amount of ThCh$ 7,065 (historical) and the transformation of the balance into a loan.

On October 26, 2005, the National Commision of Securities of Argentina approved a public offering of 151,904,240 class “B” common shares at a nominal value of A$ 0.10 per share. Each share has the right to one vote. Compañía Cervecerías Unidas Argentina S.A. suscribed the entire issuance.

(8) Aguas Minerales Cachantun S.A.

On February 28, 2006, CCU S.A. and Cervecera CCU Chile Limitada sold four and one share of Pisconor S.A., respectively to Aguas Minerales Cachantún S.A.. Through this, Aguas Minerales Cachantún obtained a shareholding of 5% in Pisconor S.A. The consolidated ownership of the entity did not change.

(9) Cervecera CCU Chile Limitada ( previously Pisconor S.A.)

On March 15, 2006, the related party Pisconor S.A. (subsidiary of Compañía Cercerías Unidas S.A.) changed its structure from a private society to a limited liability company. Subsequent to this change in structure, on March 24, 2006, Cervecera CCU Chile Limitada and Pisconor S.A. were merged at book values. Pisconor S.A. remained as the legal and taxable entity, and changed its name to Cervecera CCU Chile Limitada.

(10) Embotelladoras Chilenas Unidas S.A.

(10 a) Previously Inversiones Ecusa S.A

On February 28, 2006, the shareholders agreed to restructure Inversones Ecusa S.A., creating Invex CCU S.A

As part of this change, Inversiones Ecusa S.A. decreased its capital from Ch$ 3,345,666,223 (historical) to Ch$ 1,039,684,562 (historical) divided into 117,500,000 shares. Inversiones Ecusa S.A. also ceded to Invex CCU S.A. its investment and rights in Southern Breweries Establishment and CCU Cayman Limited.

On April 24, 2006, Inversiones Ecusa S.A. changed its name to Embotelladoras Chilenas Unidas S.A.

During 2006, the entity entered into several capital transactions resulting in Embotelladoras Chilenas Unidas S.A. having a total capital contribution of Ch$121,755,645,907 (historical). These transactions among entities under common control did not have a significant effect at a consolidated level.

(10 b) Previously Comercial CCU Santiago S.A.

Comercial CCU Santiago S.A. held an extraordinary shareholders meeting on October 14, 2004, in which shareholders agreed to increase its capital from ThCh$ 41,250,470 to ThCh$ 180,053,415 (historical) through the issuance of 1,387,032,870 shares for ThCh$ 138,802,945 (historical).Each share was worth Ch$ 100.07185. In the same meeting, shareholders agreed to issue an additional 1,249,036,970 shares which the Company had the preferred right to purchase. As payment, the Company transferred 63,864,417 shares of Embotelladoras Chilenas Unidas S.A. with a value of ThCh$ 124,993,440 (historical) to Comercial CCU Santiago S.A.

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

11) Invex CCU S.A.

On February 28, 2006 this entity was created with a capital of Ch$ 2,305,981,661 (historical) divided into 117,500,000 shares of the same series, with no nominal value.

The shareholders of Invex CCU S.A. are CCU Inversiones S.A. and Compañía Cervecerías Unidas S.A. with 99.9842% and 0.0158%, respectively.

(12) CCU Inversiones S.A

On April 28, 2006 this entity was created with a capital of Ch$ 52,968,761,888 (historical) divided into 1,661,245,498 shares of the same series with no nominal value

As of December 31, 2006, the shareholders of CCU Inversiones S.A. are Compañía Cerverías Unidas S.A. with 97.531%, Aguas Minerales Cachantún with 2.411% and other minority shareholders with a total shareholding of 0.058% ..

(13) Compañía Cervecera Kunstmann S.A.

On November 15, 2006, the Company acquired one share of Compañía Cervecera Kunstmann S.A., increasing its shareholding from 50% to 50.00073% and modified the shareholders’ agreement. As a result, Compañía Cervecera Kunstmann became a subsidiary of Compañía Cervecerías Unidas S.A. and has been consolidated into the Company as from November 2006.

(14) New Ecusa S.A.

On December 14, 2006 the entity New Ecusa S.A. was created as a private society with a capital of Ch$ 15,042,262,000, divided into 15,042,262 shares. Its purpose is to administrate the trade marks previously acquired from Watt’s S.A.. Certain of these rights are used by Embotelladoras Chilenas Unidas S.A., under a royalty contract. As of December 31, 2006, its shareholders are ECUSA and CCU Inversiones S.A. with 99.99% and 0.01% ownership, respectively.

(15) Promarca Ecusa S.A.

On December 15, 2006, Promarca Ecusa S.A. was created as a private entity with a capital of Ch$1,000,000 divided into 1,000 shares. On December 22, 2006, New Ecusa S.A. acquired 900 shares of this company for Ch$ 900,000 while the remaining 100 shares were acquired by CCU Inversiones S.A.

On December 27, 2006, the shareholders agreed to increase the capital of Promarca Ecusa S.A. by Ch$ 15,040,757,383 through the issuance of 15,040,757 shares. CCU Inversiones S.A. resigned its prefered rights, and only New Ecusa S.A. participated, contributing its trade marks valued at Ch$ 15,040,757,383. As of December 31, 2006, the shareholders of Promarca Ecusa S.A. are New Ecusa S.A. and CCU Inversiones S.A with 99.9993% and 0.0007% ownership, respectively.

The creation of this new Company will allow CCU to own 50% of the Watt’s brand in different beverage categories, insuring the property of these brands indefinitely. Our sells of nectar Watt’s has been growing double digits since 1999 when we relaunched it.

c) Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosures of contingent liabilities. Management makes its best estimate of the ultimate outcome for these items based on historic trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could differ from amounts estimated include: the carrying value of property, plant and equipment, the adequacy of the allowance for doubtful accounts, the carrying value of goodwill, investments in unconsolidated affiliates and the determination of the liability for deposits for bottles and containers.

d) Price-level restatements

The financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the local currency during each year. For this purpose and in conformity with current Chilean regulations, non-monetary assets and liabilities and equity accounts have been restated by charges or credits to income. Furthermore, the income and expense accounts have been restated in terms of year-end constant pesos. In accordance with Chilean tax regulations and accounting practices, the restatements were calculated based on the official Consumer Price Index of the National Institute of Statistics, applied one month in arrears, which was 2.1%, 3.6% and 2.5% for the years ended November 30, 2006, 2005 and 2004, respectively. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile. For comparative purposes, the consolidated financial statements as of December 31, 2005 and 2004 and the amounts disclosed in the related footnotes have been restated in terms of Chilean pesos of December 31, 2006 purchasing power. The above-mentioned price-level restatements do not purport to present appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of assets and liabilities exposed to the effects of inflation.

e) Foreign currency

Balances in foreign currency and in indexed units included in the consolidated balance sheets and summarized in Note 21 have been translated into Chilean pesos at the market (“observed”) exchange rates and closing equivalences in effect at each year end as follows:

	2006	2005	2004

U.S. Dollar	532.39	512.50	557.40
Euro	702.08	606.08	760.13
Unidad de fomento (UF)	18,336.38	17,974.81	17,317.05

f) Time deposits and marketable securities

Time deposits are reported at cost plus accrued interest and price level restatements at each year-end.

Marketable securities include money market funds, overnight and common equity shares which are reported at the lower of their historic cost plus price-level restatements (“restated cost”) or market value. Money market funds are stated at market value based on year-end quoted values.

g) Allowance for doubtful accounts receivable

The Company records an allowance for doubtful accounts receivable based on an analysis of the aging of the outstanding balance as well as other relevant information. This allowance is netted against Accounts receivable - trade and other.

h) Inventories

Finished goods are valued at production cost plus price-level restatements, using absorption costs method, which includes direct costs of raw materials, labour and indirect manufacture costs.

In process goods, raw materials and supplies are valued at acquisition cost plus price-level restatements. The Company estimates that inventories have an average turnover period of one year or less.

The Company and its subsidiaries establish a provision for obsolete inventories based on technical reports prepared by the units reponsible for the control of such inventories.

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

Purchased software is being amortized over a period of four years.

Repairs and maintenance costs are charged against income while improvements are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by reversing the cost and accumulated depreciation accounts, with any related gain or loss reflected in Non-operating income or Non-operating expense in the consolidated statements of income.

Fixed assets in leasing

Fixed assets acquired through financial leasing are recorded at the present value of the related contracts. Valuation and depreciation of these assets are performed using the same criteria used for similar fixed assets.

The related liabilities are shown as short and long term liabilities, net of deferred interests.

These assets are not legally owned by the Company, and consequently can not be disposed freely until the corresponding purchase options are executed.

l) Other assets

Other assets include land and buildings held for sale which have been adjusted to their estimated realizable values; trademarks which have been valued at cost plus price-level restatements and are amortized over a period of twenty years; bond discounts arising from bonds issued by the Company and other financing and refinancing cost; taxes related to income in Argentina based on, 1% of the value of the Company assets, and deferred severances that are being amortized over the expected years of future service of the employees.

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

Investments in other companies

Investments in other companies includes investments in quoted common shares with an average trading value below UF 400 (ThCh$ 7,335 as of December 31, 2006) during the last quarter of each year and investments in unlisted shares and partnership interests in other companies where the Company does not have the ability to exercise significant influence over the operating and financial policies of the investee.

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

n) Bonds payable

Bonds are recorded at coupon value plus accrued interest. The discount and expenses incurred, in the issuance of the bonds are included in Other current assets and Other assets in the consolidated balance sheets and are amortized over the term of the bonds.

o) Severance indemnities

As of December 31, 2006, the liabilities for mandatory severance indemnities have been determined at their discounted present value, based on the accrued cost of the benefit, using an annual discount interest rate of 6% (7% in 2005). The calculation also considers the estimated years of service that the personnel will have at the date of their retirement. Until December 31, 2005, only certain agreements were considered mandatorily payable. Liabilities for certain others remaining agreements were recorded at their discounted present value, considering certain contractual restrictions that required the Company to pay severances only for a limited amount of personnel each year.

In the case of the costs for severance indemnities that resulted from changes in the collective contractual agreements occurred in the years 2005 and 2006, which included increasing the agreed benefits, these effects have been recognized as an asset and are being amortized on the basis of the average expected years of future service of the employees in the Company.

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

r) Deposits on bottles and containers

Bottles are presented at their cost plus monetary correction, net of allowances for obsolescence.

The liability related to guarantees for circulating bottles is determined based on an estimation of the expected devolutions with respect to the total value of the existing guarantees. This estimation is determined based on an annual physical count of bottles in the hands of the company clients plus an estimate of those in the hands of the final consumers, which is based on technical and historical information.

In the case of the obligations connected with guarantees related to accounts and documents receivable presented as Current Assets, these are shown as Short-term liabilities. The remaining gurantees are presented in the balance sheet as Long-Term liabilities.

Deposits received on bottles and containers in circulation are classified as long-term liabilities. At December 31, 2006 and 2005, the amount of these deposits was determined based on the estimated redemption of the bottles and containers by customers and valued using the historic amount of the deposit. These deposits are not subject to price-level restatements.

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

Hedge of forecasted transactions

The derivative instrument is stated at its fair value on the balance sheet and any change in the fair value is recognized on the balance sheet as an unrealized gain or loss in Accrued expenses and Other liabilities or in Other assets. When the contract is settled, the unrealized gain or loss on the instrument is recognized in earnings in Non-operating income or expense in the Consolidated Statements of Income.

Hedge of firm commitments

The hedged item and derivative instrument are measured at fair value on the balance sheet. With respect to open contracts, if the net effect is a loss, it is expensed immediately. If the net effect is a gain, it is deferred and recognized when the contract is settled. The unrecognized gains associated with the derivative instrument are included in Accrued expenses and Other liabilities in the Consolidated Balance Sheets.

Investment Contracts (non-hedging)

These derivate contracts are shown in the financial statements at fair value. Changes in fair value are recognized directly against the results of the year in which such changes occurred.

t) Cash equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents, including time deposits, money market funds and securities purchased pursuant to resale agreements.

Cash flows from operating activities include all those cash flows related to the primary operating activities of the Company and also include interest paid, interest income received and, in general, all those cash flows that are not defined as investing or financing activities. The concept of operating used in this statement is broader than the concept of operating income used in the consolidated statements of income.

The balance of cash and cash equivalents is as follows:

	At December 31,
	2006	2005

	ThCh$	ThCh$

Cash	13,891,304	10,059,782
Time deposits	6,400,000	26,158,542
Money market funds	3,378,765	5,898,345
Securities purchased pursuant to resale agreements	40,499,997	11,609,755

Total	64,170,066	53,726,424

u) Revenue recognition

The Company and subsidiaries recognize revenues upon the physical delivery of the product, at which time title passes to the customer. Viña San Pedro S.A. recognizes revenues relating to export sales of wine when the wine is shipped which in accordance with established sales terms is when the title passes to the customer.

v) Advertising and sales promotion costs

Media advertising is expensed as incurred, generally when the ads are aired, printed or presented to the public. At December 31, 2006 and 2005, Ch$ 1,484 million and Ch$ 2,184 million, respectively, of advertising were reported as assets. Advertising expense amounted to Ch$ 39,594 million, Ch$ 38,455 million and Ch$ 28,816 million for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE 2 - ACCOUNTING CHANGES

During 2006 and 2005, there were no accounting changes compared to the prior years that could have a significant effect on the interpretation of these financial statements.

NOTE 3 - TIME DEPOSITS AND MARKETABLE SECURITIES

Time deposits and marketable securities are summarized as follows:

	At December 31,
	2006	2005

	ThCh$	ThCh$

Time deposits	11,260,485	43,095,304
Money market funds	3,378,765	5,900,597
Common equity shares	254,387	257,838

Total	14,893,637	49,253,739

NOTE 4 - ACCOUNTS RECEIVABLE - TRADE AND OTHER

Accounts receivable are summarized as follows:

	At December 31,
	2006	2005

	ThCh$	ThCh$

Trade accounts receivable	95,454,891	88,113,134
Other accounts receivable	11,111,986	3,030,183
Advances to suppliers	2,868,246	832,460
Allowance for doubtful accounts	(3,869,847)	(4,725,683)

Total	105,565,276	87,250,094

The changes in the allowance for doubtful accounts during the years ended December 31, 2006, 2005 and 2004 were as follows:

	Balance at	Additions
	beginning	charged to cost	Write-offs	Foreign exchange	Balance at
Year	of period	and expenses	of bad debts	differences	end of period

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

2006	4,725,683	1,005,887	(1,906,283)	44,560	3,869,847
2005	6,483,745	169,853	(1,802,172)	(125,743)	4,725,683
2004	6,839,756	1,329,990	(1,547,914)	(138,087)	6,483,745

NOTE 5 – INVENTORIES

Inventories are summarized as follows:

	At December 31,
	2006	2005

	ThCh$	ThCh$

Finished goods	18,757,166	17,270,200
Production in process and semi-manufactured goods	1,313,294	1,272,209
Raw materials	45,408,915	46,266,572
Raw materials in transit	1,769,943	1,754,895
Supplies	3,332,433	3,441,192
Grape crop development and processing costs	5,144,044	3,812,256
Obsolescence provisions	(1,024,642)	(1,541,716)

Total	74,701,153	72,275,608

NOTE 6 - OTHER CURRENT ASSETS

Other current assets are summarized as follows:

	At December 31,
	2006	2005

	ThCh$	ThCh$

Securities purchased pursuant to repurchase agreements	40,564,529	11,625,299
Deferred income taxes (Note 13)	2,698,579	3,012,173
Contracts to consume	-	692,873
Materials to consume	423,730	586,430
Syndicated loan issuance cost	514,259	508,847
Fair value of forward exchange contracts	196,385	315,141
Bond loan issuance cost	210,365	206,024
Other	47,675	56,401

Total	44,655,522	17,003,188

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (net) are summarized as follows:

	At December 31,
	2006	2005

	ThCh$	ThCh$

Land and buildings	90,959,009	90,251,140
Vineyards	30,952,803	30,835,269
Machinery and equipment	294,688,836	279,335,174
Increase arising from technical appraisal	8,880,418	8,852,025
Bottles and containers	130,639,927	120,988,238
Construction in progress	37,075,626	21,835,418
Promotional assets	76,367,520	69,778,318
Fixed assets in transit	4,675,483	4,698,201
Fixtures and fitting	46,415,647	44,402,438
Software (net)	1,502,878	2,441,175
Other fixed assets	622,748	228,201
Accumulated depreciation	(381,408,590)	(346,436,210)

Total property, plant and equipment (net)	341,372,305	327,209,387

NOTE 8 - OTHER ASSETS

	At December 31,
	2006	2005

	ThCh$	ThCh$

Land and buildings held for sale (a)	16,639,418	18,635,880
Deferred expenses for severance indemnities	4,393,913	-
Investments in unconsolidated affiliates (b)	12,635,439	13,617,654
Goodwill, net (c)	31,304,239	34,815,305
Negative goodwill, net (d)	(680,768)	(1,093,049)
Prepaid expenses	1,853,115	1,383,422
Bond discount (Note 11)	806,495	854,910
Investments in other companies	15,950	27,263
Trademarks	26,554,189	11,109,973
Accumulated amortization of trademarks	(3,789,949)	(3,135,018)
Syndicated loan and bond issuance cost	4,279,562	4,994,909
Recoverable taxes (value added tax in Argentina)	245,259	296,947
Recoverable taxes (minimum imputed income tax in Argentina)	2,448,381	2,029,694
Accounts receivable-trade and other	58,873	19,331
Accounts receivable from related companies	277,418	-
Other	138,174	299,765

Total	97,179,708	83,856,986

(a) Land and buildings held for sale are summarized as follows:

	At December 31,
Location	2006	2005

	ThCh$	ThCh$

Quilicura	2,252,622	2,252,623
Limache	1,631,454	1,631,456
Santiago	2,160,739	746,905
Talca	-	1,364,533
Concepción	195,204	196,288
Osorno	6,389,103	6,458,855
La Serena	2,630,421	2,538,986
Viña del Mar	-	799,997
Antofagasta	71,051	71,051
Temuco	13,264	602
Perú	-	1,790,926
Argentina	792,741	588,248
Valparaíso	480,987	173,578
Lonquén	21,832	21,832

Total lands and buildings held for sale	16,639,418	18,635,880

(b) Investments in unconsolidated affiliates at December 31, of each year are summarized as follows:

					Equity in net
					earnings (losses) of
	Percentage		Investment		affiliated companies
	owned		carrying value		recognized in income
Company	2006	2005	2006	2005	2006	2005	2004

	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Calaf S.A	50.00	50.00	7,243,294	7,543,479	(300,185)	(232,451)	33,331
Viña Dassault San Pedro S.A	50.00	50.00	1,243,521	1,457,713	-	-	-
Cervecería Austral S.A	50.00	50.00	1,954,981	1,878,484	76,497	83,256	9,318
Viña Tabali S.A	50.00	50.00	2,193,643	1,532,373	-	-	-
Compañía Cervecera Kunstmann S.A	00.00	50.00	-	1,205,605	288,647	357,719	202,613

Total			12,635,439	13,617,654	64,959	208,524	245,262

Calaf S.A.

At the shareholders meeting held on August 29, 2005, the shareholders agreed to a capital increase of ThCh$ 4,907,800 (historical), through the issuance of 4,907,800 shares. The existing shareholders including the Company's subsidiary ECUSA, exercised their right to maintain their current ownership percentages of 50% each.

At December 31, 2006 the capital suscribed and paid for Calaf S.A. is ThCh$ 15,167,488.

Viña Dassault San Pedro S.A.

In January 2006, Viña Dassault San Pedro S.A. increased its capital by ThCh$ 827,038 through the issuance of 10,000 shares which was fully suscribed and paid. The subsidiary Viña San Pedro S.A. purchased 5,000 shares, maintaining its shareholding in that company.

At December 31, 2006, this company is in the development stage, and proportional results are charged to pre-operating stage deficit, under shareholders equity.

Viña Tabalí S.A.

In October 2006, Viña Tabalí S.A. increased its capital by ThCh$ 2,176,000 through the issuance of 40,000 shares which was fully suscribed and paid. The subsidiary Viña San Pedro S.A. purchased 20,000 shares, maintaining its shareholding in that company.

At December 31, 2006, this company is in the development stage, and proportional results are charged to pre-operating stage deficit, under shareholders equity.

Compañía Cervecera Kunstmann S.A.

During 2006, Compañía Cervecerías Unidas S.A recognized the accrued results obtained by its investment in Compañía Cervecera Kunstmann S.A., which included part of the results obtained in December 2005 which were not recognized that year. The additional accrued results for that month corresponded to a loss of ThCh$ 7,111 (ThCh$ 40,302 (historical) in 2005).

As described in Note 1b) Compañía Cervera Kunstmann S.A. became a consolidated subsidiary of Compañía Cervecerías Unidas S.A in November 2006.

(c) Goodwill (net of accumulated amortization) is summarized as follows:

	At December 31,
Company	2006	2005

	ThCh$	ThCh$
Compañía Pisquera de Chile S.A	9,662,010	10,266,675
Compañía Industrial Cervecera S.A	8,371,990	9,191,772
Embotelladoras Chilenas Unidas S.A	7,637,758	8,232,907
Viña San Pedro S.A	3,715,717	4,133,147
Cervecería Austral S.A	1,916,115	2,052,468
South Investment Limited	-	853,811
Southern Breweries Establishment	-	83,822
Aguas Minerales Cachantun S.A	649	703

Total	31,304,239	34,815,305

(d) Negative goodwill (net of accumulated amortization) is summarized as follows:

	At December 31,
Company	2006	2005

	ThCh$	ThCh$
Compañía Industrial Cervecera S.A	316,568	338,410
Compañía Cervecerías Unidas Argentina S.A	272,141	657,617
Cervecería Austral S.A	92,059	97,022

Total	680,768	1,093,049

NOTE 9 - SHORT-TERM BORROWINGS

Short-term borrowings relate to bank loans due within one-year and are mainly denominated in foreign currencies:

	At December 31,
	2006	2005

	ThCh$	ThCh$
United States dollars	4,639,579	1,572,016
Unidad de Fomento (UF)	15,223	-
Other	934,587	789,746

Total	5,589,389	2,361,762

The annual average rate of interest in 2006 related to the borrowings was approximately 6.46% (6.75% in 2005).

NOTE 10 - BANK BORROWINGS

The details of bank borrowings at December 31, 2006, are summarized as follows:

				Total at	Annual
		Current		December 31,	interest
Bank	Currency	portion	Long-term	2006	rate

		ThCh$	ThCh$	ThCh$	%

BBVA S.A. New York Branch	US$	9,103,373	-	9,103,373	Libor + 0.3
Santander Overseas Bank	US$	9,103,314	-	9,103,314	Libor + 0.3
BancoEstado	UF	937,723	-	937,723	5.98
JPMorgan Chase	US$	436,439	53,239,000	53,675,439	Libor + 0.3
Banco Crédito e Inversiones	UF	120,105	8,599,434	8,719,539	3.6

Total		19,700,954	61,838,434	81,539,388

The details of bank borrowings at December 31, 2005, are summarized as follows:

				Total at	Annual
		Current		December 31,	interest
Bank	Currency	portion	Long-term	2005	rate

		ThCh$	ThCh$	ThCh$	%

BancoEstado	US$	3,269,731	-	3,269,731	2.82
BancoEstado	UF	937,690	923,654	1,861,344	2.82
JPMorgan Chase	US$	348,010	52,326,250	52,674,260	Libor + 0.3
Banco Crédito e Inversiones	UF	112,750	8,606,889	8,719,639	3.6
BBVA S.A. New York Branch	US$	48,233	8,895,463	8,943,696	Libor + 0.3
Santander Overseas Bank	US$	43,232	8,895,463	8,938,695	Libor + 0.3

Total		4,759,646	79,647,719	84,407,365

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

On August 22, 2005, the subsidiary Compañía Pisquera de Chile S.A. (CPCh) obtained a syndicated loan amounting to UF 468,982 with BCI, BBVA and Raboinvestment banks. The loan requires CPCh to comply with the following:

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

At December 31, 2006, the Company was in compliance with all covenants associated with all obligations.

Scheduled maturities of bank borrowings at December 31, 2006, are as follows:

Maturing during the years	ThCh$

2007	19,700,954
2009	53,239,000
2010	8,599,434

Total	81,539,388

NOTE 11 - BONDS PAYABLE

Bonds payable are summarized as follows:

	At December 31,
	2006	2005

	ThCh$	ThCh$
Current portion
Principal	3,346,390	3,486,933
Accrued interest	562,838	604,119

SubTotal	3,909,228	4,091,052

Long-term
Principal	55,513,390	58,910,822

SubTotal	55,513,390	58,910,822

Total	59,422,618	63,001,874

On June 13, 2005, the subsidiary Viña San Pedro S.A. issued Series A bonds, in the amount of UF 1,500,000. The bonds were placed on July 20, 2005 at a premium of ThCh$ 227,378 (historical) which is being defered and amortized over the life of the bonds, 20 years.

The bonds have certain restrictive covenants, including the following:

i) Maintenance of control over subsidiaries, which represent, at least, 30% of issuer’s consolidated EBITDA.

ii) Restrictions from certain related party transactions.

iii) Restriction on the sale or transfer of certain essential operating assets.

iv) Maintenance of an indebtedness ratio, measured according to consolidated financial statements, not higher than 1.2 at the end of each quarter.

v) Maintenance of a financial expenses coverage, settled at the end of each quarter and on retroactive basis for periods of 12 months, measured according to financial statements or consolidated financial statements, not lower than 3.

vi) Maintenance of a minimum equity of UF 4,000,000 at the end of each quarter.

On December 31, 2004, the Company issued its series E bonds for a total notional amount of UF 2,000,000 at a discount of ThCh$ 897,857 (historical) which is being amortized over the term of the bonds.

The bonds have the following covenants:

i) The Company is required to maintain a ratio of total liabilities to equity no greater than 1.5 to 1, calculated over its consolidated financial statements, and 1.7 to 1, calculated over its unconsolidated financial statements.

ii) The maintenance of a coverage ratio of at least 3.0, measured quarterly based on a moving average for the past four quarters.

iii) The Company must maintain a ratio of unpledged assets over its unsecured liabilities of at least 1.2, calculated quarterly over its unconsolidated and consolidated financial statements.

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

At December 31, 2006, the Company was in compliance with all covenants related to these bonds.

The series C and D bonds which were scheduled to mature in the years 2015 and 2006, respectively, were prepaid in full on September 30, 2004. No significant effects resulted from this transaction.

At December 31, 2006, bond discounts of ThCh$ 47,675 are included in other current assets and ThCh$ 806,495 in other long-term assets.

Scheduled maturities of bonds payable at December 31, 2006, are as follows:

Maturing during the years	ThCh$

2007	3,909,228
2008	3,185,946
2009	3,185,946
2010	3,185,946
2011	3,185,946
2012 to 2015	12,743,784
2016 to 2025	30,025,822

Total	59,422,618

NOTE 12 - ACCRUED EXPENSES AND OTHER LIABILITIES

The detail of accrued expenses is summarized as follows:

Short-term	2006	2005

	ThCh$	ThCh$

Advertising expenses on invoices not received	8,128,013	6,462,597
Accrued expenses on invoices not received	5,522,532	3,212,268
Provisión for vacation expenses	3,758,997	3,460,268
Provision for restructuring expenses	1,612,000	-
Directors dividend sharing	1,534,595	1,366,886
Bonus for employee achievements	1,130,264	1,068,694
Accrued legal employee benefits	1,078,945	995,428
Provision for severance indemnities	430,471	970,148
Sales commissions	515,270	515,629
Fair value of forward exchange contracts (1)	299,477	-
Employee benefits	160,740	144,545
Salaries payable	115,571	112,915
Fees	-	41,173
Other accrued expenses	2,093,435	1,765,137

Total	26,380,310	20,115,688

Long-term	2006	2005

	ThCh$	ThCh$

Fair value of cross – currency swap (1)	10,615,358	13,052,502
Provision for severance indemnities	6,618,364	476,389

Deferral of gain on sale of land	2,260,851	2,260,851
Provision for lawsuits	1,457,591	904,251
Allowance for unrealized profit on hedge operation	801,837	2,452,289
Other	546,149	563,849

Total	22,300,150	19,710,131

(1)	At December 31, 2006, the Company has three outstanding cross-currency sawp derivative contracts intended to protect the Company against foreign currency and interest rate risk. The derivative contracts are a hedge against future interest and capital payments amounting to US$ 134,000,000 related to the syndicated loan.

NOTE 13 - INCOME TAXES

The Company’s current tax provision for the year ended December 31, 2006 amounts to ThCh$ 11,492,112 (ThCh$ 10,854,544 in 2005). Although taxable results can not be consolidated under Chilean legislation, a portion of the income tax that would have been payable on 2006, 2005 and 2004 results has been reduce by the application of tax loss carryforwards available in subsidiaries. At December 31, 2006, the Company’s Chilean subsidiaries had tax loss carryforwards amounting to ThCh$ 15,261,960 (ThCh$ 27,522,504 in 2005) which are available to apply against their own tax liabilities in future years. No expiration date is prescribed by Chilean law for tax loss carryforwards.

Additionally, CCU Argentina S.A. and its subsidiaries have tax loss carryforwards aggregating ThCh$ 11,083,574 at December 31, 2006 (ThCh$ 14,831,873 in 2005) which may be applied to reduce taxable income in Argentina during a five-year carryforward period.

The balance for corporate income tax at December 31, 2006 and 2005 is as follows:

	2006	2005

	ThCh$	ThCh$

Income tax current provisions	11,419,833	10,795,840
Other taxes	72,279	58,704

Total current tax provision	11,492,112	10,854,544
Monthly provisional payments	(3,242,604)	(7,107,454)
Tax payment due to merger	(3,162,238)	-
Other credits	(80,481)	(32,218)

Total taxes payable (recoverable)	5,006,789	3,714,872

Taxes payable are presented as a current liability as "Income taxes payable". Recoverable taxes are included under prepaid taxes, together with VAT and other current tax credits.

	2006	2005

	ThCh$	ThCh$

VAT credits	959,301	198,670
Other taxes recoverable	813,126	1,686,044
Tax credit in Argentina	528,838	1,053,226

Other	97,630	77

Prepaid taxes	2,398,895	2,938,017

At December 31, 2006 and 2005, the accumulated balances from deferred taxes originating from temporary differences were as follows:

	2006				2005

	Deferred assets		Deferred liabilities		Deferred assets		Deferred liabilities
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	557,345	1,017	-	-	688,207	1,038	-	-
Provision for staff vacation	541,614	-	-	-	503,475	-	-	-
Amortization of intangible assets	-	395,784	-	-	-	337,557	-	39,900
Depreciation of fixed assets	-	-	-	18,544,443	-	-	-	18,502,213
Severance indemnities	16,182	261,927	-	21,319	-	-	-	72,813
Adjustment on bottle and container deposits	-	-	-	2,843,545	-	-	-	2,770,404
Software expenses capitalized	-	-	-	420,872	-	-	-	562,356
Operating expenses – crop farm	-	-	1,831,200	-	-	-	1,437,813	-
Tax loss carryforwards	1,732,193	4,741,591	-	-	2,647,690	7,222,292	-	-
Difference in inventory valuation	-	-	-	-	-	-	-	-
Unrealized profit on hedge operation	460,260	1,940,922	51,128	252,966	21,072	2,509,283	53,574	-
Allowance for land and buildings held for sale	38,859	861,525	-	-	39,675	951,666	-	-
Unrealized gain	-	168,166	-	-	-	145,460	-	-
Changes in allowances	809,876	881,077	-	-	603,105	776,712	-	-
Deferred debt issuance cost	-	-	105,453	474,559	-	-	119,492	810,024
Unrealized gain on sale of land	-	384,345	-	-	-	384,344	-	-
Other	733,776	617,425	567,768	336,607	604,303	645,936	484,475	281,429
Complementary accounts (net of amortization)	-	-	(364,023)	(8,716)	-	-	-	(741,119)

Subtotal	4,890,105	10,253,779	2,191,526	22,885,595	5,107,527	12,974,288	2,095,354	22,298,020
Valuation allowance	-	(3,031,911)	-	-	-	(3,103,143)	-	-

Total	4,890,105	7,221,868	2,191,526	22,885,595	5,107,527	9,871,145	2,095,354	22,298,020

The complementary accounts correspond to the accumulated effect of deferred income taxes which were not recorded until January 1, 2000 when Technical Bulletin N° 60 was adopted.
The complementary accounts are amortized over the weighted -average terms of reversal of the corresponding temporary differences.

Effect on results:

	2006	2005	2004

	ThCh$	ThCh$	ThCh$

Current tax provision	(11,492,112)	(10,854,544)	(7,532,689)
Deferred income tax effects	(2,524,850)	2,082,487	2,354,346
Amortization of complementary accounts	(368,381)	(375,610)	(330,922)
Other-tax	150,639	(158,584)	(730,030)

Total	(14,234,704)	(9,306,251)	(6,239,295)

NOTE 14 - SHAREHOLDERS’ EQUITY

The changes in the Shareholders’ equity accounts during 2004, 2005 and 2006 were as follows:

				Other reserves

	Number of shares	Common stock	Share premium	Surplus on technical appraisal of fixed assets and other	Pre-operating stage deficit	Cumulative translation adjustment	Retained earnings	Retained earnings Net income for the year	Total

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Balances at December 31, 2003 (historical)	318,502,872	169,975,841	13,293,340	3,500,793	(205,907)	(66,681)	48,696,684	43,577,529	278,771,599
Allocation of 2003 net income	-	-	-	-	205,907	-	43,371,622	(43,577,529)	-
Final dividend of Ch$ 51.59 (Historical) per share	-	-	-	-	-	-	(16,430,512)	-	(16,430,512)
Extraordinary dividend of Ch$ 177.00 per share	-	-	-	-	-	-	-	-	-
Price level restatement	-	4,249,396	332,333	87,515	-	(1,667)	1,874,514	-	6,542,091
Proportional share of loss of subsidiary in development period	-	-	-	-	(362,710)	-	-	-	(362,710)
Interim dividend of Ch$ 27.00 per share	-	-	-	-	-	-	-	(8,599,577)	(8,599,577)
Translation adjustment for the year	-	-	-	-	-	(6,110,447)	-	-	(6,110,447)
Equity adjustments	-	-	-	2,899,435	-	-	-	-	2,899,435
Net income for the year	-	-	-	-	-	-	-	45,393,866	45,393,866

Balances at December 31, 2004	318,502,872	174,225,237	13,625,673	6,487,743	(362,710)	(6,178,795)	77,512,308	36,794,289	302,103,745

Balances at December 31, 2004 restated to constant December 31, 2006 pesos	-	184,287,790	14,412,637	6,862,449	(383,659)	(6,535,658)	81,989,109	38,919,380	319,552,048

Balances at December 31, 2004 (historical)	318,502,872	174,225,237	13,625,673	6,487,743	(362,710)	(6,178,795)	77,512,308	36,794,289	302,103,745

Allocation of 2004 net income	-	-	-	-	362,710	-	36,431,579	(36,794,289)	-
Final dividend of Ch$ 62.80403 per share	-	-	-	-	-	-	(20,003,264)	-	(20,003,264)
Price-level restatement	-	6,272,109	490,524	193,363	-	(214,035)	3,341,855	-	10,083,816
Proportional share of loss of subsidiary in development period	-	-	-	-	(463,614)	-	-	-	(463,614)
Interim dividend of Ch$ 30.00 per share	-	-	-	-	-	-	-	(9,555,086)	(9,555,086)
Translation adjustment for the year	-	-	-	-	-	(10,257,964)	-	-	(10,257,964)
Equity adjustments	-	-	-	(1,054,278)	-	-	-	-	(1,054,278)
Net income for the year	-	-	-	-	-	-	-	48,177,127	48,177,127

Balances at December 31, 2005	318,502,872	180,497,346	14,116,197	5,626,828	(463,614)	(16,650,794)	97,282,478	38,622,041	319,030,482

Balances at December 31, 2005 restated to constant December 31, 2006 pesos	-	184,287,790	14,412,637	5,744,992	(473,350)	(17,000,461)	99,325,411	39,433,104	325,730,123

Balances at December 31, 2005 (historical)	318,502,872	180,497,346	14,116,197	5,626,828	(463,614)	(16,650,794)	97,282,478	38,622,041	319,030,482
Allocation of 2005 net income	-	-	-	-	463,614	-	38,158,427	(38,622,041)	-
Final dividend of Ch$ 67.37364 per share	-	-	-	-	-	-	(21,458,698)	-	(21,458,698)

Price-level restatement	-	3,790,444	296,440	113,910	-	(349,665)	2,436,545	-	6,287,674
Equity adjustments	-	-	-	(371,569)	-	-	-	-	(371,569)
Proportional share of loss of subsidiary in development period	-	-	-	-	(647,730)	-	-	-	(647,730)
Interim dividend of Ch$ 35.00 per share	-	-	-	-	-	-	-	(11,147,601)	(11,147,601)

Translation adjustment for the year	-	-	-	-	-	1,702,251	-	-	1,702,251
Net income for the year	-	-	-	-	-	-	-	55,832,734	55,832,734

Balances at December 31, 2006	318,502,872	184,287,790	14,412,637	5,369,169	(647,730)	(15,298,208)	116,418,752	44,685,133	349,227,543

a) As required by Chilean Law, capital has been modified to reflect the annual capitalization of its price-level restatement.

b) The Company’s policy is to distribute 50% of net profits for the year as dividends. For the year ended 2005, 65% of the net income was distributed as dividends.

c) At December 31, 2006, the subsidiary Viña San Pedro S.A. has a 50% interest in Viña Dassault San Pedro S.A., a company considered to be in development stage. Consequently, the Company recorded the related deficit, amounting to ThCh$ 392,152, directly in equity (ThCh$ 304,151 in 2005).

At December 31, 2006, the subsidiary Viña San Pedro S.A. has a 50% interest in Viña Tabali S.A., a company considered to be in development stage. Consequently, the Company recorded the related deficit, amounting to ThCh$ 255,578, directly in equity (ThCh$ 159,463 in 2005).

d) On December 6, 2006, the Board of Directors agreed to distribute an interim dividend of ThCh$ 11,147,601 (historical) corresponding to Ch$ 35 per share. This dividend was paid on January 5, 2007.

e) On April 20, 2006, Shareholders approved a charge to 2006 results for the accumulated deficit of the development stage entities as of December 31, 2005 for ThCh$ 463,614 (historical).

f) Additionally, on April 20, 2006, the Shareholders meeting agreed to distribute, with charge to 2005 results, a dividend amounting to ThCh$ 21,458,698 (historical) corresponding to Ch$ 67,37364 per share. This dividend was paid on April 28, 2006.

g) On December 7, 2005, the board of directors agreed to distribute an interim dividend of $ 30 per share for a total of ThCh$ 9,555,086 (historical).

h) At the annual Shareholders meeting on April 21, 2005, the Shareholders agreed to absorb the accumulated pre-operating stage deficit at December 31, 2004 amounting to ThCh$ 362,710 (historical), with charge to 2004 results.

i) At the same meeting the Shareholders agreed to distribute a final dividend of $ 62.80403 per share, for a total of ThCh$ 20,003,263 (historical) with charge to 2004 results. This dividend was paid on April 29, 2005.

j) On December 1, 2004, the board of directors agreed to distribute an interim dividend of Ch$ 27 per share for a total of ThCh$ 8,599,577 (historical).

k) At the annual Shareholders’ meeting held on April 22, 2004, the Shareholders agreed to distribute a final dividend of Ch$ 51.59 per share for a total of ThCh$ 16,430,512 (historical). This dividend was paid on April 30, 2004.

l) During the same meeting, the Shareholders agreed to absorb the accumulated pre-operating stage deficit at December 31, 2003, amounting to ThCh$ 205,907 (historical), with a charge to 2003 results.

m) The 2004 credit to other reserves of ThCh$ 2,899,435 (historical), resulted primarily from tax benefits related to the merger between Comercial CCU Santiago S.A. and Embotelladoras Chilenas Unidas S.A. At December 31, 2006, ThCh$371,921 (ThCh$1,054,278 in 2005) of the above tax benefit was utilized during the year and accordingly recognized in results.

NOTE 15 - ACCOUNTS WITH RELATED COMPANIES

The consolidated balance sheets at December 31, 2006 and 2005 includes the following accounts with related companies:

	2006		2005

Entity	Receivable	Payable	Receivable	Payable

	ThCh$	ThCh$	ThCh$	ThCh$

Viña Dassault San Pedro S.A	308,240	-	637,476	697
Heineken Brouwerijern B.V	-	280,012	120,654	164,059
Heineken International	1,173	-	-	-
Heineken Supply Chain	-	14,761	-	-
Heineken Beer Systems	-	288	-	-
Cooperativa Agricola Control Pisquero de Elqui Ltda.	37,134	8,830	78,978	64,278
Comercial Patagona Ltda	120,144	7,310	100,276	15,219
Calaf S.A	2,623,237	1,133,378	1,593,500	1,065,618
Compañía Cervecera Kunstmann S.A	-	-	103,274	50,495
Compañía Cervecera Kunstmann Limitada	20,905	451	-	-
Cervecera Austral S.A	38,913	121,661	70,070	107,622
Anheuser-Busch International Holdings Inc	1,070,828	-	405,608	185,801
Latincermex	1,172	-	964	-
Hoteles Carrera S.A	19,408	-	19,816	-
Sociedad Agrícola y Ganadera Río Negro Ltda	12,210	-	12,467	-
Viña Tabalí S.A	23,060	235,434	162,890	-
Banco de Chile	1,527	-	7,648	290
Quiñenco S.A	1,228	-	10,496	-
Anheuser-Busch Latin America Development Corporation	-	331,644	-	263,145
Empresa Nacional de Telecomunicaciones S.A	-	9,372	-	144
Cotelsa S.A	-	-	-	28,435
Entel PCS Telecomunicaciones S.A	-	8,504	-	6,419
Entel Telefonia Local S.A	-	2,783	-	-
Telefonica del Sur Carrier S.A	-	376	-	-
Inmobiliaria Norte Verde S.A	-	-	-	19,134
Madeco S.A	432	-	1,725	-
Telefónica del Sur Net S.A	-	499	-	10

Total	4,279,611	2,155,303	3,325,842	1,971,366

NOTE 16 - SIGNIFICANT TRANSACTIONS WITH RELATED COMPANIES

The principal transactions with related companies are summarized below:

Company	Relationship	Transaction	2006	2005	2004

			ThCh$	ThCh$	ThCh$

Alufoil S.A.	Affiliate	Purchase of products	-	-	651,369
Alusa S.A.	Affiliate	Purchase of products	809,851	898,041	390,045
Anheuser Busch International Inc.	Affiliate	Purchase of products	503,406	2,712,947	2,826,013
		Sale of products	2,323,186	1,263,048	1,185,994
		Marketing contribution	260,805	-	399,724
Anheuser Busch Latin America
Development Corporation	Affiliate	Licenses and technical
		assistance (expense)	1,134,808	886,589	839,929
Banco de Chile	Affiliate	Purchase of time deposits	49,787,345	70,472,496	396,761,417
		Interest on time deposits	276,010	147,552	156,313
		Commissions paid	-	-	10,413
		Interest paid	164,572	250,413	66,510
		Collection services	10,862	8,581	180,915
		Forward contract	4,029,920	6,619,271	18,886,868
		Loans obtained	3,194,340	5,755,888	7,376,296
		Sale of products	4,538	9,415	6,266
Banchile Corredores de Bolsa	Affiliate	Purchase of investments	3,900,000	20,773,358	165,569,545
		Interest on investments	4,579	17,554	64,867
Calaf S.A.	Equity investee	Payments on behalf of related companies	2,303,409	5,375,013	145,623
		Services rendered (income)	186,254	166,285	523,478
		Purchase of products	8,693,399	5,955,381	5,998,493
		Capital paid in	-	2,913,419	5,440,529
		Marketing contribution	-	-	-
		Received interests	-	-	-
		Services	23,267	-	-
		Paid Services	7,155	-	-
Cervecería Austral S.A.	Equity investee	Purchase of products	342,665	-	-
		Services received (income)	108,451	93,737	-
		Sale of raw materials	10,236	16,019	11,613
		Sale of products	5,507	-	-
		Royalties received	107,490	108,891	113,120
		Royalties paid	362,240	419,500	465,434
		Payments	20,723	9,825	1,132
		Licenses and technical (income)	-	-	197,618
		Advertising	71,627	80,249	-
Comercial Patagona Ltda.	Affiliate	Purchase of products	5,184	11,160	9,308
		Transport	-	46,076	-
		Advertising	52,356	49,692	10,578
		Services rendered (income)	-	7,265	1,055,039
		Sale of products	993,559	929,643	919,207
		Services rendered	3,794	3,951	-
Compañía Cervecera Kunstmann S.A.	Equity investee	Purchase of products	2,058,142	2,337,141	-
		Services rendered	-	50,495	13,239
		Sale of products	-	-	239
		Technical assistance recovery	25,444	37,907	4,301
		Payments	-	68,123	1,587
		Rent of crane	-	4,805	-
		Transport	-	8,612	-
Cotelsa S.A.	Affiliate	Purchase of products	183,498	88,423	117,565
Editorial Trineo S.A.	Affiliate	Purchase of products	-	106,499	469,743
		Services received (expense)	-	-	14,348

Company	Relationship	Transaction	2006	2005	2004

			ThCh$	ThCh$	ThCh$

Empresa Nacional de Telecomunicaciones S.A.	Affiliate	Services received (expense)	297,607	240,422	225,323
Entel PCS Telecomunicaciones S.A.	Affiliate	Services received (expense)	441,372	567,766	559,025
Hoteles Carrera S.A.	Affiliate	Services received (expense)	-	-	6,801
		Sale of products	-	-	2,389
Heineken Brouwerijen B.V.	Indirect	Services received (expense)	33,642	32,718	36,499
		Royalty	1,221,532	187,150	714,084
		Marketing contribution	-	-	353,877
		Sale of products	1,229,941	157,949	53,677
		Licenses and technical assistance	600,796	519,880	1,404,124
		Others	-	26,155	-
		Sale of bottles	130,958	-	-
Inmobiliaria Norte Verde S.A.	Affiliate	Services received (expense)	53,764	82,928	52,946
Inmobiliaria y Constructora Vitacura 2650	Indirect	Sale of asset	-	-	7,803,570
Apex inc.	Affiliate	Marketing contribution	39,878	-	-
Industria Nacional de Alimentos S.A.	Affiliate	Payment of shares	-	-	529
		Purchase of fixed asset	-	-	21,626
Quiñenco S.A.	Affiliate	Services received (expense)	-	-	4,916
Cerveceria Kunstmann Ltda.	Affiliate	Sale of products	186,746	150,197	-
Cerveceria Modelo S.A. de C.V	Affiñate	Marketing Contribution	23,722	-	-
Inversiones Punta Brava	Affiliate	Paid services	11,985	-	-
Telefónica del Sur S.A.	Affiliate	Services received (expense)	3,413	8,973	7,059
Telefónica del Sur Servicios Intermedios S.A.	Affiliate	Services received (expense)	9,029	13,836	4,801
Viña Dassault San Pedro S.A.	Equity	Sales of products and services (income)	3,806	27,650	61,489
	investee	Services rendered (income)	92,453	49,644	-
		Capital paid in	413,519	667,974	-
		Remittance received	688,030	61,260	2,200,718
		Remittance paid	648,336	266,571	35,221
		Payments on behalf of Dassault	1,967	32,355	1,617
		Purchase of products	244,212	2,811	-
		Received payments	1,343,408	-	-
		Payments made	953,788	-	-
Viña Tabalí S.A.	Equity	Payments on behalf of Tabalí	2,924	11,248	7,302
	investee	Purchase of products	104,356	291,963	30,662
		Sale of products	51,625	449,293	138,622
		Remittance received	253,491	-	1,352,695
		Remittance paid	368,958	239,671	7,632
		Purchase of raw materials	-	-	776
		Services rendered (income)	93,016	69,416	67,385
		Loans granted	-	-	1,224,427
		Sale of raw materials	52,335	-	-
		Paid services	59,580	-	-
		Received payments	132,645	-	-
		Payments made	259,096	-	-
		Capital paid in	1,110,848	-	-
Cooperativa Agrícola Control Pisquero del Elqui y Limarí Ltda.	Affiliate	Payments on behalf of related companies	8,830	143,256	-
		Purchase of grapes	7,519,531	-	-
		Loans granted	300,159	-	-

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

NOTE 17 - COMMITMENTS AND CONTINGENCIES

At December 31, 2006, Viña San Pedro S.A. had granted mortgages and pledges over a portion of its property and equipment with a book value of ThCh$ 5,244,250 to guarantee obligations aggregating ThCh$ 937,723.

At December 31, 2006, the Company was a defendant in a number of commercial lawsuits of the type normally associated with the Company’s business and involving claims for damages for minor amounts. The Company accrued a provision of ThCh$ 1,457,591 at December 2006 for these amounts because management believes that most of the resulting judgments will be favorable and any further losses incurred will not result in any material liability to the Company.

NOTE 18 - REMUNERATION OF DIRECTORS

During 2006, the Directors of the Company and its subsidiaries received ThCh$ 543,924 (ThCh$ 572,544 in 2005 and ThCh$ 496,642 in 2004) with respect to fees for attendance at Board meetings, which have been included in the Consolidated Statements of Income under Selling and administrative expenses. In addition, an accrual of ThCh$ 1,391,352 was recorded corresponding to the Directors’ participation in dividend for the year 2006 (ThCh$ 1,269,860 in 2005 and ThCh$ 1,253,612 in 2004) which has also been included in Selling and Administrative expenses in the Consolidated Statements of Income. The participation in earnings is approved each year at the annual shareholders’ meeting.

NOTE 19 – NON-OPERATING INCOME

The following items are included in Non-operating income:

	2006	2005	2004

	ThCh$	ThCh$	ThCh$
Gain on sale of properties held for sale and other assets	3,447,075	446,472	3,450,733
Interest earned from investments in banks and other financial institutions	2,565,089	816,823	117,186
Gain on sales of glass, plastic boxes and by-products	526,653	357,978	296,058
Equity in net income of unconsolidated affiliates	407,923	400,095	253,815
Rental income	115,272	83,918	96,103
Amortization of negative goodwill	49,111	53,063	40,789
Adjustment to Provision for properties held for sale and other assets	-	672,648	-
Other	708,553	484,680	368,958

Total	7,819,676	3,315,677	4,623,642

During December 2004, the Company sold land that was reported as part of its available for sale assets. This land is being used to construct an office building of which the Company has committed to lease a significant portion through an agreement described in Note 17. The purchase price received represented a net gain before income taxes of ThCh$ 5,246,353 (historical) of which ThCh$ 3,108,950 (historical) was recognized in non-operating income. The balance of the gain is related to the portion of the land that was assigned to the offices to be leased by the Company and therefore the gain on sale was deferred (see Note 12) and shall be amortized beginning upon the commencement of the lease over 25 years, the term of the lease. At December 31, 2006, the construction of the building was not yet completed.

NOTE 20- NON-OPERATING EXPENSES

The following items are included in the Non-operating expenses:

	2006	2005	2004

	ThCh$	ThCh$	ThCh$
Interest expense	7,613,423	7,568,015	6,272,483
Amortization of goodwill	3,579,478	2,631,408	2,303,819
Restructuring cost	1,612,000	-	-
Loss on sale, provision for impairment and write-offs of assets	1,419,920	104,125	740,714
Severance indemnities	951,640	307,875	182,755
Equity in loss of unconsolidated affiliates	300,185	392,982	-
Director’s participation based on dividends	-	318,523	-
Other	1,569,625	1,253,624	1,675,232

Total	17,046,271	12,576,552	11,175,003

NOTE 21 - PRICE-LEVEL RESTATEMENT AND EXCHANGE DIFFERENCES

The price-level restatement adjustment and foreign currency exchange gain (loss) is determined as follows:

	2006	2005	2004

	ThCh$	ThCh$	ThCh$
Restatement of non-monetary accounts
based on Consumer Price Index and UF’s:
Property, plant and equipment and bottles and containers	5,561,361	9,711,760	6,580,815
Investments in unconsolidated affiliates, plus goodwill and negative goodwill	2,371,399	4,462,967	2,910,971
Investments in other companies and marketable securities	136,216	222,187	121,851
Other assets	2,078,392	3,355,617	1,791,007
Shareholders’ equity	(6,287,674)	(10,295,576)	(6,919,936)
Inventories	1,039,200	1,124,810	635,296
Increase in liabilities denominated in UF’s due to indexation	(4,365,248)	(7,129,349)	(2,865,364)
Net restatements of income and expense accounts in terms of year-end constant pesos	946,587)	(2,008,712)	(1,428,960)

Total price-level restatement	(412,941)	(556,296)	825,680

Remeasurement and translation of accounts in foreign currencies:
Cash	(49,847)	(256,975)	131,862
Time deposits and marketable securities	(24,668)	288,771	(243,253)
Accounts receivable-trade and other	511,665	40,293	(2,310,127)
Accounts receivable from related companies	55,635	(113,840)	(53,254)
Inventories	(21,375)	(98,442)	(15,781)
Other current assets	162,573	14,799	(19,074)
Other assets	(2,293)	25,505	11,994
Short-term borrowings	(7,236)	(821,170)	97,613
Other current liabilities	(461,571)	689,315	964,496
Income taxes	(1,298)	10,143	3,051
Long-term borrowings and other long-term liabilities	(132,006)	623,093	730,749
Foreign exchange loss arising from translation of assets and liabilities in Argentina (net)	(250,332)	(41,792)	(66,451)

Total foreign currency exchange gain (loss)	(220,753)	359,700	(768,175)

Total price-level restatement and exchange differences	(633,694)	(196,596)	57,505

Assets and liabilities denominated in or exposed to the effects of foreign currency are included in the consolidated financial statements and translated into Chilean pesos as described in Note 1 e) and m) as follows:

	At December 31,
	2006	2005

	ThCh$	ThCh$
Assets
Current assets	42,502,861	34,713,269
Property, plant and equipment	72,738,876	73,330,811
Other assets	13,521,809	14,018,557

Total	128,763,546	122,062,637

Liabilities
Current liabilities	48,525,262	25,989,512
Long-term liabilities	54,572,529	71,122,283

Total	103,097,791	97,111,795

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

	Year Ended December 31, 2006

Statement of income data			Soft Drinks and

	Beer Chile	Beer Argentina	Mineral waters	Wine	Pisco	Other	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total Revenue	217,659,871	57,806,562	150,467,464	76,245,870	33,556,538	10,060,827	545,797,132

Operating income (loss)	60,023,690	3,814,169	12,125,058	1,189,143	712,993	1,827,125	79,692,178

Equity in net income of affiliated companies	-	-	-	-	-	-	107,738
Other income	-	-	-	-	-	-	4,846,664
Interest expense (net)	-	-	-	-	-	-	(5,048,334)
Other expenses	-	-	-	-	-	-	(9,132,663)
Price-level restatement	-	-	-	-	-	-	(633,694)

Income before income tax and minority interest	-	-	-	-	-	-	69,831,889

	198,835,369	70,542,738	100,634,495	99,029,913	32,472,590	19,671,188	521,186,293
Balance Sheet Data at December 31,2006: Identifiable assets

Cash and cash equivalents							64,170,066
Investments in un consolidated affiliated and
other companies							12,651,389
Goodwill	1,916,115	8,371,990	7,638,407	3,715,717	9,662,010	-	31,304,239
Negative Goodwill	(92,059)	(588,709)	-	-	-	-	(680,768)
Corporate assets	-	-	-	-	-	-	73,775,819

Total consolidated assets	-	-	-	-	-	-	702,407,038

Sales of each segment include:
Beer	214,587,216	57,277,313	-	-	-	-	-
Carbonated drinks	-	-	97,406,781	-	-	-	-
Nectars	-	-	22,747,520	-	-	-	-
Mineral Water	-	-	29,595,535	-	-	-	-
Wine	-	-	-	71,965,337	-	-	-
Pisco	-	-	-	-	33,216,470	-	-
By-products	833,279	143,167	-	8,135	-	-	-
Other products	2,239,376	386,082	717,628	4,272,398	340,068	-	-

Total	217,659,871	57,806,562	150,467,464	76,245,870	33,556,538	-	-

	Year Ended December 31, 2005

Statement of income data			Soft Drinks and

	Beer Chile	Beer Argentina	Mineral waters	Wine	Pisco	Other	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total Revenue	192,388,092	47,716,896	138,457,694	85,760,079	29,143,296	8,913,840	502,379,897

Operating income (loss)	50,930,557	2,432,461	11,515,721	1,708,809	(1,525,486)	2,803,718	67,865,780

Equity in net income of affiliated companies	-	-	-	-	-	-	7,113
Other income	-	-	-	-	-	-	2,098,759
Interest expense (net)	-	-	-	-	-	-	(6,751,192)
Other expenses	-	-	-	-	-	-	(4,615,555)
Price-level restatement	-	-	-	-	-	-	(196,596)

Income before income tax and minority interest	-	-	-	-	-	-	58,408,309

Balance Sheet Data at December 31,2005: Identifiable assets	181,343,376	66,160,038	89,930,514	100,784,197	28,563,246	21,796,997	488,578,368

Cash and cash equivalents							53,726,424
Investments in un consolidated affiliated and
other companies							13,644,917
Goodwill	2,052,468	9,191,772	8,233,610	4,133,147	10,266,675	937,633	34,815,305
Negative Goodwill	(97,022)	(996,027)	-	-	-	-	(1,093,049)
Corporate assets	-	-	-	-	-	-	67,341,738

Total consolidated assets	-	-	-	-	-	-	657,013,703

Sales of each segment include:
Beer	189,852,762	47,361,018	-	-	-	-	-
Carbonated drinks	-	-	92,011,825	-	-	-	-
Nectars	-	-	19,005,352	-	-	-	-
Mineral Water	-	-	26,881,549	-	-	-	-
Wine	-	-	-	79,617,944	-	-	-
Pisco	-	-	-	-	28,791,735	-	-
By-products	504,010	72,556	-	10,968	-	-	-
Other products	2,031,320	283,322	558,968	6,131,167	351,561	-	-

Total	192,388,092	47,716,896	138,457,694	85,760,079	29,143,296	-	-

	Year Ended December 31, 2004

Statement of income data			Soft Drinks and

	Beer Chile	Beer Argentina	Mineral waters	Wine	Pisco	Other	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total Revenue	172,710,724	42,457,635	127,227,492	86,725,141	8,776,286	6,935,195	444,832,473

Operating income (loss)	46,349,544	(145,706)	9,973,901	5,180,133	(2,295,870)	3,035,608	62,097,610

Equity in net income of affiliated companies	-	-	-	-	-	-	253,815
Other income	-	-	-	-	-	-	4,252,641
Interest expense (net)	-	-	-	-	-	-	(6,155,297)
Other expenses	-	-	-	-	-	-	(4,902,520)
Price-level restatement	-	-	-	-	-	-	57,505

Income before income tax and minority interest	-	-	-	-	-	-	55,603,754

Balance Sheet Data at December 31,2004: Identifiable assets	179,071,067	71,500,920	91,893,381	101,999,476	5,375,639	15,529,130	465,369,613

Cash and cash equivalents							63,675,994
Investments in un consolidated affiliated and other companies							10,084,023
Goodwill	2,194,293	11,442,377	8,828,816	4,550,576	-	1,013,224	28,029,286
Negative Goodwill	(116,690)	(414,728)	-	-	-	-	(531,418)
Corporate assets	-	-	-	-	-	-	59,818,684

Total consolidated assets	-	-	-	-	-	-	626,446,182

Sales of each segment include:
Beer	170,544,893	41,851,576	-	-	-	-	-
Carbonated drinks	-	-	91,529,320	-	-	-	-
Nectars	-	-	16,663,569	-	-	-	-
Mineral Water	-	-	18,673,922	-	-	-	-
Wine	-	-	-	82,187,679	-	-	-
Pisco	-	-	-	-	8,761,564	-	-
By-products	545,933	53,915	-	69,804	-	-	-
Other products	1,619,898	552,144	360,681	4,467,658	14,722	-	-

Total	172,710,724	42,457,635	127,227,492	86,725,141	8,776,286	-	-

Depreciation was allocated to each of the segments as follows:

Segment	2006	2005	2004

Beer Chile	18.470.616	19.411.757	19.094.887
Beer Argentina	5.682.461	5.017.631	5.752.519
Soft Drinks & Mineral Water	9.933.607	10.486.862	12.357.920
Wine	5.078.990	4.594.620	4.585.771
Pisco	1.073.645	839.424	265.449
Other	1.252.765	1.094.394	1.185.250

Total	41.492.084	41.444.688	43.241.796

Capital expenditures for each of the segments were as follows:

Segment	2006	2005	2004

Beer Chile	16.246.226	15.969.844	9.455.881
Beer Argentina	5.837.079	8.057.170	8.481.098
Soft Drinks & Mineral Water	11.416.781	8.404.488	4.973.359
Wine	2.408.650	3.333.182	3.055.433
Pisco	4.394.265	843.998	1.419.954
Other	3.051.778	2.548.238	1.263.311

Total	43.354.779	39.156.920	28.649.036

Information about the Company’s operations in different geographic areas is as follows:

	2006

	Chile	Argentina	Elimination	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$

Sales to third parties	483.051.863	62.981.889	(236.620)	545.797.132

Operating income (loss)	76.125.187	3.566.991	-	79.692.178

Total assets at December 31,2006	596.298.412	107.508.501	(1.399.875)	702.407.038

	2005

	Chile	Argentina	Elimination	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$

Sales to third parties	450.698.007	51.874.743	(192.853)	502.379.897

Operating income (loss)	66.198.938	1.666.842	-	67.865.780

Total assets at December 31,2005	557.854.273	100.593.178	(1.433.748)	657.013.703

	2004

	Chile	Argentina	Elimination	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$

Sales to third parties	398.783.829	46.120.109	(71.465)	444.832.473

Operating income (loss)	63.001.403	(903.793)	-	62.097.610

Total assets at December 31,2004	516.197.876	111.800.610	(1.552.304)	626.446.182

NOTE 23 - SUBSEQUENT EVENTS

On January 30, 2007 the Extraodinary Shareholders’ Meeting of Promarca Ecusa S.A. approved the merger of the company into Promarca Watt’s S.A. (subsidiary of Watt’s S.A.), which absorbed the latter. As from the same date, the surviving company, Promarca Watt’s S.A. agreed the change of its legal name to Promarca S.A.

On January 30, 2007 the Company’s subsidiary, Viña San Pedro S.A. and Groupe Dassault, representing Dassault Investment Fund. Inc., subscribed and paid an increase in the equity investee Viña Dassault San Pedro S.A., as approved in the General Shareholders’ Meeting of September 26, 2006, for the amount of ThCh$5,250,000, by means of the issuance of 900,000 shares. Viña San Pedro S.A. subscribed and paid for 50 % of this capital increase.

On January 31, 2007 the equity investee Viña Tabalí S.A. acquired certain assets of Viña Leyda Ltd.

No other subsequent events have occurred between December 31, 2006 and the date of these consolidated financial statements (June 18, 2007) that may significantly affect them.

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

1.   Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements which have resulted in amounts which differ from those that would have otherwise been determined under US GAAP are as follows:

a)   Inflation accounting

The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-year period ended December 31, 2006 was approximately 5.8% .

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

b)   Revaluations of property, plant and equipment and fixed assets held for sale

As mentioned in Note 1 k), certain property, plant and equipment and some fixed assets held for sale are reported in the financial statements at amounts determined in accordance with a technical appraisal carried out in 1979. The revaluation of property, plant and equipment is an accounting principle that is not generally accepted in the United States. As of December 31, 2005 these assets were fully depreciated. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation and prior years depreciation charges, are shown in paragraph 1 u) below.

c)   Fixed assets held for sale

i. Reversal of impairment

Net income reported in the Chilean GAAP financial statements for the year ended December 31, 2005 included the effects of the reversal of a valuation allowance recorded in previous years to write-down the carrying value of property, plant and equipment held for sale to estimated market value (Note 19). This reversal of a provision, which established a new cost basis for Chilean GAAP purposes, was not in conformity with accounting principles generally accepted in the United States. In accordance with FASB 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, restoration of a previously recognized impairment loss is prohibited under US GAAP. The Chilean GAAP other income recognized in 2005 has been reversed and is reflected in the reconciliation of net income to US GAAP for the year in paragraph 1 u) below. The US GAAP adjustment will be reversed when these assets are sold.

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

These assets recorded as held for sale under Chilean GAAP do not meet the requirements to be classified as held for sale under US GAAP. As these assets were written - down to their fair value as of December 31, 2006, 2005 and 2004 for Chilean GAAP purposes and where impaired and written - down to the same amounts for US GAAP purposes, there is no Statement of Income impact. In addition, the depreciation of these assets is not material for recording a US GAAP adjustment.

d)   Reversal of gain on sale of land

In December 2004, the Company sold land previously classified as land-held-for-sale and included in other assets. As part of the transaction, the Company will lease certain office space in a building to beeing constructed by a third party on the land. Additionally, the Company has obtained certain purchase options on eleven floors to be leased in the newly constructed building. For Chilean GAAP purposes, the Company recognized a gain of ThCh$ 3,108,950 (historical) for the portion of the building that the Company will not lease, and a liability, "Deferral of gain on sale of land" of ThCh$ 2,260,851 included in other long-term liabilities, which will be amortized over the 25 year lease term. See notes 12 and 19 to the financial statements. For US GAAP purposes, the transaction is considered a direct financing lease and accordingly the sale and related gain were reversed and the assets remained with the Company. Upon completion of construction, this transaction will be accounted for as a financing lease. For US GAAP purposes the entire gain of ThCh$ 5,246,353 (historical) will be recognized when the purchase option expires. Under US GAAP, upon completion of construction of the building, the Company will recognize lease expense for use of the leased floors and a related financing charge associated with the interest portion of the lease and funds received. For the years ended December 31, 2006 and 2005, the Company recognized rental income for the use of the land while the building is under construction and financing expenses in relation to the funds previously received for the land. The impact of these adjustments are reflected in paragraph 1 u) below.

e)    Deferred income tax

As discussed in Note 13, effective January 1, 2000, the Company began applying Technical Bulletin N° 60 of the Chilean Institute of Accountants concerning deferred income taxes. Technical Bulletin N° 60 requires the recognition of deferred income taxes for all temporary differences arising after January 1, 2000, whether recurring or not, using an asset and liability approach. For US GAAP purposes, the Company has always applied Statement of Financial Accounting Standard (“SFAS”) No. 109, “Accounting for Income Taxes”, whereby income taxes are also recognized using substantially the same asset and liability approach. Deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities are based on enacted rates at the dates that the temporary differences are expected to reverse. The effect of changes in tax rates is included in income for the period that includes the enactment date.

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

The effect of providing for deferred income taxes for the differences between the amounts shown for assets and liabilities in the balance sheet and the tax bases of those assets and liabilities is included in paragraph 1 u) below and certain disclosures required under FAS 109 are set forth under paragraph 3 c) below.

f) Subsidiary recapitalization

The Company completed the legal recapitalization of its subsidiaries, Embotelladoras Chilenas Unidas S.A. and Comercial CCU Santiago, in 2004 (See Note 1 b)). The transaction had no impact on operating results; however, resulted in an increase in the tax basis of the subsidiaries in the amount of ThCh$ 17,064,171 (historical) and a corresponding increase of ThCh$ 2,899,485 (historical) in the Company’s deferred tax asset. For Chilean GAAP purposes, this increase in deferred tax assets was recorded as a credit directly to Shareholders’ Equity to be amortized over future periods based on the consumption of the assets that origin it (Fixed Assets and Inventories). For US GAAP purposes, such changes in deferred taxes due to the reversals of timing differences were recorded for 2004 operating results as a credit to deferred tax expense. The effect of this adjustment is reflected in paragraph 1 u) below.

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

For the years ended December 31, 2006, 2005 and 2004 the Company’s investments in marketable securities subject to SFAS No. 115 were not significant and therefore no adjustment to net income as reported pursuant to Chilean GAAP was necessary.

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

In March 2005, the Company purchased, an 80% ownership in the entity Compañia Pisquera de Chile (see Note 1 b) (4)). The transaction was accounted for as a purchase under Chilean GAAP Technical Bulletin N°. 72, Business Combinations, (TB 72) and accordingly the assets new carrying value was determined based on the fair value at the date of purchase. In accordance with TB 72, the Company recognized goodwill for the excess purchase price over the fair value of the assets acquired in the amount of ThCh$ 10,055,509 (historical). For US GAAP, this transaction was accounted for in accordance with FAS 141 and was not considered material to the Company. There were no material differences related to the application of purchase accounting under Chilean GAAP and US GAAP for this transaction.

The effects of the differences between Chilean and US GAAP in accounting for goodwill and negative goodwill (reversal of amortization for US GAAP) are shown in paragraph 1 u) below.

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

i) Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the issued and subscribed shares, an open stock corporation in Chile must distribute a cash dividend in an amount equal to at least 30% of the Company’s net income for each year adjusted for the deficit under developing period as determined in accordance with Chilean GAAP. Under Chilean GAAP, even though the minimum dividend is a legal requirement, the dividend is not recorded until it is declared by the Company. Since the payment of the 30% dividend out of each year’s income is a legal requirement in Chile, a provision has been made in the accompanying US GAAP reconciliation in paragraph 1 u) below to recognize the corresponding decrease in net equity at December 31, 2006, 2005 and, 2004.

j) Trademarks and brands names

Under Chilean GAAP, beginning in 1998 trademarks are amortized over a period not exceeding 20 years; prior to 1998, trademarks were not required to be amortized. Under US GAAP, trademarks with definite useful lives are amortized over the remaining legal life or a period not exceeding 40 years. With respect to the purchase in 1999 of the additional 45% interest in ECUSA, the purchase price exceeded the fair value of the assets acquired and liabilities assumed on the date of purchase. As a result, trademarks with an assigned fair value of ThCh$ 7,548,303 (historic) were determined. Under US GAAP these trademarks were amortized over a period of five years which was determined to be the legal life of the trademark. As of December 31, 2004, these trademarks were fully amortized for US GAAP purposes. Additionally, trademarks held by Viña San Pedro S.A. and Compañía Cervecerías Unidas Argentina S.A. are being amortized over 20 years for Chilean GAAP but 40 years for US GAAP as there is no limited legal life. In 2005, as part of the CPCh acquisitions (see Note 24 1 h) above), the Company purchased various pisco brands names for a total cost of ThCh$ 514,483 (historic). Under Chilean GAAP these brands are being amortized over the maximum permissible period of 20 years. For US GAAP these brands were also determined to have a 20 useful life. The adjustments for differences in amortization periods are made in the reconciliation between Chilean GAAP and US GAAP in the paragraph 1 u) below.

k) Staff severance indemnities

For Chilean GAAP purposes, the Company provides for severance indemnities when rights to such benefits have been formally guaranteed to employee groups. Severance indemnities are included in Accrued expenses and other liabilities in the Consolidated Balance Sheets.

As of December 31, 2006, the liabilities for mandatory severance indemnities have been determined at their discounted present value, based on the accrued cost of the benefit, using an annual discount interest rate of 6% (7% in 2005). The calculation also considers the estimated years of service that the personnel will have at the date of their retirement. Until December 31, 2005, only certain agreements were considered mandatorily payable. Liabilities for certain others remaining agreements were recorded at their discounted present value, considering certain contractual restrictions that required the Company to pay severances only for a limited amount of personnel each year.

In the case of the costs for severance indemnities that resulted from changes in the collective contractual agreements occurred in the years 2005 and 2006, which included increasing the agreed benefits, these effects have been recognized as an asset and are being amortized on the basis of the average expected term of permance of the employees in the Company.

In accordance with Emerging Issues Task Force Issue No. 88-1, for US GAAP purposes the severance indemnities described above are determined based on the vested benefits to which the employees are entitled if they separate immediately (settlement basis). The difference in accounting for staff severance benefits between Chilean and US GAAP is included in the reconciliation to US GAAP under paragraph 1 u) below.

l) Capitalization of interest

Under Chilean GAAP, the capitalization of interest cost associated with projects under construction is optional when incurred on debt that is not directly related to such projects. Under US GAAP, the capitalization of interest of qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project or not. The effect of the required capitalization pursuant to US GAAP and the related depreciation expense of this difference are included in paragraph 1 u) below.

m) Capitalization of financing costs related to repaid debt

At December 31, 2003, the Company had capitalized, within other assets, certain financing costs associated with two series of bonds issued in previous years and a syndicated loan issued during 2003. Both the bonds and the syndicated loan were subsequently repaid in full prior to maturity during September and November 2004, respectively, with the proceeds from a new series of bonds and a new syndicated loan (See Notes 10 and 11). For Chilean GAAP purposes, the unamortized capitalized financing costs from the initial bonds and loan, as well as the repayment costs, are carried forward as part of the capitalized financing costs of the new bonds and loan. Such aggregated financing costs are being amortized over the life of the new debt. For US GAAP purposes, the initial bonds and loan are considered extinguished and a gain or loss is calculated on the extinguishment of debt taking into consideration all of the related capitalized financing costs associated with the extinguished debt. The effect of this difference is reflected in paragraph 1 u) below.

n) Comprehensive income

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For US GAAP purposes, companies are required to report comprehensive income and its components in a full set of general purpose financial statements. US GAAP requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Under Chilean GAAP, certain investments in foreign subsidiaries which operate in countries exposed to significant risk are accounted for under TB 64 (see Note 1 m)). As such, the differences between the investments’ equity value arising from the financial statements remeasured at the beginning of the year restated by Chilean inflation, plus the proportional share of the investments income (or loss) for the year, is recorded in Shareholders’ equity. For US GAAP, this difference would be reported in Comprehensive Income. Other Comprehensive Income and Accumulated Other Comprehensive Income required to be disclosed by this standard is shown in paragraph 1 u).

o) Development stage results of operations

For Chilean GAAP purposes, investments in majority-owned subsidiaries in the development stage are recorded by the equity method and the investor’s proportional share of the subsidiary’s results of operations are recorded as a component of Shareholders’ equity. For US GAAP purposes, majority-owned subsidiaries in the development stage are consolidated and the results of their operations charged directly to income. The difference between charging development stage results to equity under Chilean GAAP and to income under US GAAP has been included in the reconciliation of income under paragraph 1 u) below. No disclosure of the effects of consolidation of such subsidiaries has been made because the effects are not material.

p) Accounting for joint venture in Viña Dassault San Pedro S.A.

By Public Deed dated October 4, 2001, Viña San Pedro S.A. and Dassault Investment Fund Inc. formed Viña Totihue S.A., a closed Chilean company with a capital of US$ 7 million (equivalent to ThCh$ 4,930,559 historical pesos) and with 70,000 shares of no par value. Dassault Investment Fund Inc. received 35,000 shares (50% ownership interest) for its contribution in cash of US$ 3.5 million (equivalent to ThCh$ 2,465,279 historical pesos). Viña San Pedro S.A. also subscribed to 35,000 shares with a payment of US$ 800,000 (equivalent to ThCh$ 563,410 historic pesos) and the contribution of land with a value of US$ 2.7 million (equivalent to ThCh$ 1,901,787 historical pesos). The land consists of two parcels of land in Chile referred to as “Totihue” which will be used for the production of wine grapes. On May 7, 2003 Viña Totihue S.A. changed its name to Viña Dassault San Pedro S.A.

This transaction resulted in a gain under Chilean GAAP of ThCh$ 869,740 (historical) because the book value of the land was ThCh$ 1,032,047 (historical). Since Viña Totihue S.A. is an equity method investee of Viña San Pedro S.A., the Company deferred 50% of the gain generated in the transaction and recognized the other 50% in Other income in the statement of income for 2001. The deferred gain is being amortized to income annually under Chilean GAAP over period of 20 years.

Under US GAAP, the exchange of the land for an interest in the joint venture did not result in gain recognition because the investee received no cash. Accordingly, the gain on the exchange, and the subsequent amortization of the deferred gain, have been reversed in the reconciliation in paragraph 1 u) below.

q) Subsidiary issuance of shares – negative goodwill

In June 2005, the Company’s subsidiary CCU Argentina S.A. issued shares of common stock. The subsidiary’s minority investor did not participate in the offering and all shares were purchased by the Company. The stock was issued at a price below the book value of the shares resulting in an increase in the Company’s percentage of ownership in its subsidiary. For Chilean GAAP purposes, the excess of the fair value of the acquired shares, and related assets, was recorded as negative goodwill and is being amortized over a period of 20 years. For US GAAP, when an investor buys more than its proportion of shares sold by an investee at a price under book value, the excess should first be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the eligible acquired assets. If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess should be recognized as a gain. For US GAAP the related gain associated with this transaction is presented as a reconciling item in paragraph 1 u) below.

r) Derivative financial instruments

The Company enters into foreign currency forward exchange contracts to cover the risk of exposure to exchange rate differences on existing items on the balance sheet denominated in US dollars. Under these forward contracts, for any rate above or below the fixed rate, the Company receives or pays the difference between the spot rate and the fixed rate for the given amount at the settlement date. The terms of the contracts are generally less than one year. It also enters into cross-currency interest rate swaps in order to hedge its exposure to exchange rate and interest rate differences. Under these contracts the Company either, receives a fixed US dollar amount at a variable interest rate and pays a UF peso amount at a fixed interest rate. Counter-parties to these financial instruments expose the Company to credit-related losses in the event of nonperformance; however, counter-parties to these contracts are major financial institutions and the risk of loss due to nonperformance is believed to be minimal.

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

d.
If the effect is a net loss and net gains were recorded (as deferred revenue) on the transaction in prior years, the gain should be utilized to offset the net loss before recording the remaining loss in the results of operations for the year.

Contracts to cover anticipated transactions are those that have the objective of protecting cash flow risks of a transaction expected to occur in the future (cash flow hedge). The hedging instrument should be recorded at its fair value and the changes in fair value should be stated on the balance sheet as unrealized gains or losses. When the contract is closed the unrealized gains or losses on the derivative instrument should be recognized in earnings without affecting the cost or sales price of the asset acquired or sold in the transaction. However, probable losses arising from purchase commitments should not be deferred.

Non-hedging (investment) instruments should also be presented at their fair value, with changes in fair value reflected in the earnings of the period in which the change in fair value occurs.

At December 31, 2006, the Company has three outstanding cross-currency derivative contracts intended to protect the Company against foreign currency and interest rate risk. These derivative contracts are hedges against future interest and capital payments amounting to US$ 134,000,000 related to the syndicated loan described in Note 10.

At December 31, 2006, the Company has eleven forward contracts to sell US dollars for a total notional amount of US$ 23,450,000 and eight forward contracts to buy US dollar for a total notional amount of US$ 33,400,000. These derivatives all mature during the year 2007.

At December 31, 2005, the Company has fourteen derivative contracts consisting of forward contracts to sell US dollars for a notional amount of US$ 27,610,000 which mature during the year 2005, and eighteen derivative contracts consisting of forward contracts to buy US dollars for a notional amount of US$ 18,588,000. At December 31, 2004, the Company had twelve derivative contracts consisting of forward contracts to sell US dollars for a total notional amount of US$16,359,500. These forward contracts were obtained to protect the Company from foreign exchange risk with respect to money market funds and trade accounts receivable denominated in US dollars.

Under US GAAP, the Company applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS 137 and SFAS 138 on the same matter (collectively referred to herein as “SFAS 133”). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 requires that all derivative instruments be recognized on the balance sheet at fair value and that changes in the fair value be recognized in income when they occur, the only exception being derivatives that qualify as hedges. To qualify the derivative instrument as a hedge, the Company must meet strict hedge effectiveness and contemporaneous documentation requirements at the initiation of the hedge and assess the hedge effectiveness on an ongoing basis over the life of the hedge.At December 31, 2006, 2005 and 2004, the forward contracts and the cross-currency interest-rate swap contracts designated as hedges for Chilean GAAP purposes, did not meet the documentation requirements to be designated as hedges under US GAAP. Accordingly, for US GAAP purposes the Company recognizes all changes in fair values in results as incurred. During the year ended December 31, 2006 and 2005, deferred gains have been recognized for certain derivative contracts under Chilean GAAP. Deferrals are not permitted under US GAAP for companies that not qualify for hedge accounting. These deferred gains have been adjusted for in companies paragraph 1 u) below. There were no adjustments for derivatives related to 2004.

s) Provision for Restructuring Costs

During 2006, the Company recorded under Chilean GAAP provisions related to the restructuring of a portion of its operations. The provisions were made mainly for the costs of termination indemnity payments.

The recognition of liabilities related to a restructuring process under US GAAP is prescribed by SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). In order to recognize a liability for employee termination benefits and other restructuring costs under SFAS 146, prior to the date of the financial statements, certain specific conditions must be met or exist.

At December 31, 2006, some of the required conditions had not been met or did not exist with respect to the restructuring process of the Company and certain of its subsidiaries; therefore, an adjustment to reverse the restructuring provisions was included in the reconciliation to US GAAP for the year ended December 31, 2006 is included in paragraph 1 u), below.

t) Investment in Viña Dassault San Pedro S.A..

The Company’s subsidiary Viña San Pedro S.A. and Dassault Investment Fund Inc., each owners of 50% of Viña Dassault-San Pedro S.A. (“Viña Altaïr”), are evaluating the convenience of maintaining its participation in Viña Altaïr, to analyze other ways to develop this project or, to look for an alternative that allows each of the parties to leave its participation in Viña Altaïr. For this reason, the parties contacted an investment bank to provide them financial consultant services that includes the evaluation of the business plan, to present business opportunities and other activities that will allow the partners to evaluate their participation on this project. The valuation of the investment in Viña Altaïr at present value does not generate significant valuation differences with book values under both Chilean and US GAAP. As such, no adjustment has been considered necessary.

u) Effects of conforming to US GAAP

The adjustments to reported net income pursuant to Chilean GAAP required to conform with accounting principles generally accepted in the United States are as follows (all amounts are expressed in thousands of Chilean pesos of December 31, 2006 purchasing power):

	2006	2005	2004

	ThCh$	ThCh$	ThCh$

Net income as shown in the Chilean GAAP financial statements	55,832,734	49,188,847	48,015,634
Reversal of depreciation on revaluation adjustment of property, plant and equipment (par. 1b))	-	-	(10,214)
Reversal of revaluation of fixed assets held for sale (par. 1c ))	831,323	-	-
Reversal of impairment of fixed assets held for sale (par. 1c))	-	(672,648)	-
Adjustment related to sale of land (par. 1d))	(167,407)	(183,155)	(3,288,510)
Adjustment for deferred income taxes (par. 1e))	1,659,406	559,506	1,562,210
Deferred tax assets generated from the merger of subsidiaries (par. 1f))	(371,921)	(1,076,418)	3,068,453
Adjustment for amortization of goodwill and negative goodwill (par. 1h))	3,530,367	2,578,345	2,263,030
Adjustment for amortization of trademarks with different useful lives (par. 1j))	264,280	285,240	(1,188,920)
Adjustment for employee severance indemnities (par. 1k))	(9,390,998)	(3,454,115)	94,651
Adjustment for capitalization of interest cost (par. 1l))	823,016	420,364	(119,254)
Adjustment for capitalized costs on repaid debt (par. 1m))	331,597	331,596	(1,982,749)
Reversal of deficit during development period of subsidiary (par. 1o))	(647,730)	(473,350)	(383,660)
Reversal of gain on investment in Viña Dessault San Pedro S.A. (par. 1p))	(13,378)	(13,378)	(13,415)
Reversal of negative goodwill for share issuance of Compañía Cervecerías Unidas Argentina S.A. (par.1q))	-	674,479	-
Derivative financial instrument (par. 1r))	(1,350,975)	2,452,289	-
Provision for Restructuring Cost (par. 1s))	1,612,000	-	-

Net income according to US GAAP	52,942,314	50,617,602	48,017,256

Other comprehensive income adjustments:
Foreign currency translation adjustments	1,702,251	(10,691,909)	(6,465,126)
Unrealized gains (losses) on securities (par. 1g))	-	84,254	131,013

Other comprehensive gains (loss) income adjustments	1,702,251	(10,607,655)	(6,334,113)

Comprehensive income in accordance with US GAAP (par. 1n))	54,644,565	40,009,947	41,683,143

The adjustments required to conform net equity amounts to the accounting principles generally accepted in the United States are as follows:

	2006	2005	2004

	ThCh$	ThCh$	ThCh$

Net equity as shown in the Chilean GAAP financial statements	349,227,543	325,730,123	319,552,049
Reversal of revaluation of property, plant and equipment (par. 1b))	(2,895,556)	(2,895,556)	(2,895,556)
Reversal of accumulated depreciation on revaluation of property, plant and equipment (par. 1b))	(255,317)	(255,317)	(255,317)
Reversal of revaluation of fixed assets held for sale (par. 1b))	(7,200,173)	(7,878,292)	(7,878,292)
Reversal of accumulated depreciation on revaluation of fixed assets held for sale (par. 1b))	1,301,468	1,148,264	1,148,264
Reversal of previously recognized impairment losses (par. 1c))	(672,648)	(672,648)	-
Reversal of gain on sale of land (par 1d))	(3,639,072)	(3,471,665)	(3,288,510)
Assets (liabilities) from deferred income taxes under FAS 109 (par. 1e))	2,525,858	866,452	306,946
Adjustment for unrealized (loss) on investment securities (par. 1g))	-	-	131,013
Adjustment of goodwill and negative goodwill on equity investments (par. 1h))	25,368,244	21,837,877	19,259,532
Minimum dividend permitted by law (par. 1i))	(5,602,219)	(5,000,912)	(5,308,436)
Amortization of trademarks for different useful lives (par. 1j))	(6,269,379)	(6,533,659)	(6,818,899)
Adjustment of employee severance indemnities (par. 1k))	(15,268,941)	(5,877,943)	(2,423,828)
Adjustment for capitalization of interest cost (par. 1l))	6,359,559	5,536,543	5,116,179
Reversal of capitalized issuance costs (par 1m))	(1,319,556)	(1,651,153)	(1,982,749)
Reversal of negative goodwill for change Compañía Cervecerías Unidas Argentina S.A. participation (par. 1q))	674,479	674,479	-
Reversal of gain on investment in Viña Dassault San Pedro S.A. (par. 1p))	(543,209)	(529,831)	(516,453)
Derivative financial instruments (par. 1r))	1,101,314	2,452,289	-
Provision for Restructuring Cost (par. 1s))	1,612,000	-	-

Net equity according to US GAAP	344,504,395	323,479,051	314,145,943

Accumulated other comprehensive income (loss) at January 1°	(17,014,064)	(6,406,408)	(72,296)
Other comprehensive income (loss) adjustments	1,702,251	(10,607,655)	(6,334,113)

Accumulated Other Comprehensive Income (Loss) in accordance with US GAAP	(15,311,813)	(17,014,063)	(6,406,409)

The following summarizes the changes in Shareholders’ equity under US GAAP during the years ended December 31, 2006, 2005 and 2004:

ThCh$

Balance at December 31, 2003	298,431,530

Dividend declared	(26,859,171)
Reversal of accrued minimum dividend from prior year	6,197,115
Minimum dividend at year-end required by law	(5,308,436)
Net income for the year	48,017,256
Cumulative translation adjustment for the year	(6,463,363)
Unrealized losses on securities	131,012

Balance at December 31, 2004	314,145,943

Dividend declared	(30,987,627)
Reversal of accrued minimum dividend from prior year	5,308,436
Minimum dividend at year-end required by law	(5,000,912)
Net income for the year	50,617,602
Cumulative translation adjustment for the year	(10,473,379)
Unrealized losses on securities	(131,012)

Balance at December 31, 2005	323,479,051

Dividend declared	(33,017,914)
Reversal of accrued minimum dividend from prior year	5,000,912
Minimum dividend at year-end required by law	(5,602,219)
Net income for the year	52,942,314
Cumulative translation adjustment for the year	1,702,251

Balance at December 31, 2006	344,504,395

2. US GAAP Condensed Financial Statements

CONSOLIDATED BALANCE SHEET

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2006

	As of December 31, 2006

	Consolidated Balance Sheet under Chilean GAAP	US GAAP adjustments and reclassifications	Consolidated Balance Sheet under US GAAP

	ThCh$	ThCh$	ThCh$

ASSETS
CURRENT ASSETS
Cash and cash equivalents (1)	64,170,066	-	64,170,066
Marketable securities	5,114,872	(254,387)	4,860,485
Investments in available-for-sale securities	-	254,387	254,387
Accounts receivable-trade and other	105,565,276	-	105,565,276
Accounts receivable from related companies	4,279,611	-	4,279,611
Inventories	74,701,153	-	74,701,153
Prepaid expenses	3,469,627	-	3,469,627
Prepaid taxes	2,398,895	-	2,398,895
Deferred income taxes	2,698,579	(2,698,579)	-
Other current assets	1,456,946	-	1,456,946

Total current assets	263,855,025	(2,698,579)	261,156,446

PROPERTY, PLANT AND EQUIPMENT, net	341,372,305	1,705,808	343,078,113
OTHER ASSETS	97,179,708	10,704,756	107,884,464

Total assets	702,407,038	9,711,985	712,119,023

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term borrowings	5,589,389	-	5,589,389
Current portion of long-term debt	23,610,182	-	23,610,182
Dividends payable	11,881,153	5,602,219	17,483,372
Accounts payable	43,925,508	-	43,925,508
Notes payable	5,602,511	-	5,602,511
Other payables	6,097,403	-	6,097,403
Accounts payable to related companies	2,155,303	-	2,155,303
Accrued expenses	26,380,310	(2,413,839)	23,966,471
Withholding taxes payable	13,921,816	-	13,921,816
Income Tax	5,006,789	-	5,006,789
Other current liabilities	2,395,464	-	2,395,464

Total current liabilities	146,565,828	3,188,380	149,754,208

LONG-TERM LIABILITIES
Long-term debt	117,351,824	8,156,489	125,508,313
Accrued expenses	8,892,983	10,575,551	19,468,534
Deferred income taxes	15,663,727	(5,244,437)	10,439,290
Other long-term liabilities	22,581,172	(2,260,850)	20,320,322

Total long-term liabilities	164,489,706	11,246,753	175,736,459

Total liabilities	311,055,534	14,435,133	325,490,667

MINORITY INTEREST	42,123,961	-	42,123,961

SHAREHOLDERS’ EQUITY
Common stock	184,287,790	-	184,287,790
Share premium	14,412,637	-	14,412,637
Other reserves	(10,576,769)	371,921	(10,204,848)
Retained earnings	161,103,885	(5,095,069)	156,008,816

Total shareholders’ equity	349,227,543	(4,723,148)	344,504,395

Total liabilities and shareholders’ equity	702,407,038	9,771,985	721,119,023

(1) This caption includes time deposits, marketable securities and securities under resale agreements amounting to ThCh$ 6,400,000, ThCh$ 3,378,765 and ThCh$ 40,499,997, respectively, which are cash equivalents.

CONSOLIDATED BALANCE SHEET

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2006

	As of December 31, 2005

	Consolidated Balance Sheet under Chilean GAAP	US GAAP adjustments and reclassifications	Consolidated Balance Sheet under US GAAP

	ThCh$	ThCh$	ThCh$
ASSETS
CURRENT ASSETS
Cash and cash equivalents (1)	53,726,424	-	53,726,424
Marketable securities	17,196,853	(257,838)	16,939,015
Investments in available-for-sale securities	-	257,838	257,838
Accounts receivable-trade and other	87,250,094	-	87,250,094
Accounts receivable from related companies	3,325,842	-	3,325,842
Inventories	72,275,608	-	72,275,608
Prepaid expenses	3,841,060	-	3,841,060
Prepaid taxes	2,938,017	-	2,938,017
Deferred income taxes	3,012,173	(3,012,173)	-
Other current assets	2,381,259	(654,078)	1,727,181

Total current assets	245,947,330	(3,666,251)	242,281,079

PROPERTY, PLANT AND EQUIPMENT, net	327,209,387	(55,509)	327,153,878
OTHER ASSETS	83,856,986	11,094,738	94,951,724

Total assets	657,013,703	7,372,978	664,386,681

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term borrowings	2,361,762	-	2,361,762
Current portion of long-term debt	8,850,698	-	8,850,698
Dividends payable	10,497,202	5,000,912	15,498,114
Accounts payable	40,469,548	-	40,469,548
Notes payable	5,387,483	(654,078)	4,733,405
Other payables	5,296,639	-	5,296,639
Accounts payable to related companies	1,971,366	-	1,971,366
Accrued expenses	20,115,688	-	20,115,688
Withholding taxes payable	12,478,245	-	12,478,245
Income tax	3,714,872	-	3,714,872
Other current liabilities	163,993	-	163,993

Total current liabilities	111,307,496	4,346,834	115,654,330

LONG-TERM LIABILITIES
Long-term debt	138,558,541	7,991,040	146,549,581
Accrued expenses	4,384,506	3,425,654	7,810,160
Deferred income taxes	12,426,875	(3,878,625)	8,548,250
Other long term liabilities	23,391,461	(2,260,853)	21,130,608

Total long-term liabilities	178,761,383	5,277,216	184,038,599

Total liabilities	290,068,879	9,624,050	299,692,929

MINORITY INTEREST	41,214,701	-	41,214,701

SHAREHOLDERS’ EQUITY
Common stock	184,287,790	-	184,287,790
Share premium	14,412,637	-	14,412,637
Other reserves	(11,728,819)	1,076,418	(10,652,401)
Retained earnings	138,758,515	(3,327,490)	135,431,025

Total shareholders’ equity	325,730,123	(2,251,072)	323,479,051

Total liabilities and shareholders’ equity	657,013,703	7,372,978	664,386,681

(1) This caption includes time deposits, marketable securities and securities under resale agreements amounting to ThCh$ 26,158,542 ThCh$ 5,898,345 and ThCh$ 11,609,755, respectively, which are cash equivalents.

The above US GAAP Balance Sheet does not reflect certain executory contracts in the amount of ThCh$ 654,078 which are included under Chilean GAAP assets and offsetting liabilities. Such contracts do not meet the requirements of recognition as assets and liabilities under US GAAP.

CONSOLIDATED STATEMENT OF INCOME

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2006

	As of December 31, 2006

	Consolidated Statement of Income under Chilean GAAP	US GAAP adjustments and reclassifications	Consolidated Statement of Income under US GAAP

	ThCh$	ThCh$	ThCh$
OPERATING RESULTS
Net sales	545,797,132	-	545,797,132
Cost of sales	(259,889,497)	(26,667,264)	(286,556,761)

Gross margin	285,907,635	(26,667,264)	259,240,371
Selling and administrative expenses	(206,215,457)	15,135,448	(191,080,009)

Operating income	79,692,178	11,531,816	68,160,302

NON-OPERATING RESULTS
Non-operating income	7,819,676	782,212	8,601,888
Non-operating expenses	(17,046,271)	6,571,699	(10,474,572)
Price-level restatements and exchange differences	(633,694)	-	(633,694)

Income before income taxes
and minority interest	69,831,889	(4,177,905)	65,653,984

EXTRAORDINARY ITEMS	-	-	-

Income taxes	(14,234,704)	1,287,485	(12,947,219)
Minority interest	235,549	-	235,549

NET INCOME	55,832,734	(2,890,420)	52,942,314

CONSOLIDATED STATEMENT OF INCOME

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2006

	As of December 31, 2005

	Consolidated Statement of Income under Chilean GAAP	US GAAP adjustments and reclassifications	Consolidated Statement of Income under US GAAP

	ThCh$	ThCh$	ThCh$
OPERATING RESULTS
Net sales	502,379,897	-	502,379,897
Cost of sales	(240,658,814)	(23,648,996)	(264,307,810)

Gross margin	261,721,083	(23,648,996)	238,072,087
Selling and administrative expenses	(193,855,303)	19,579,095	(174,276,208)

Operating income	67,865,780	(4,069,901)	63,795,879

NON-OPERATING RESULTS
Non-operating income	3,315,677	(725,711)	2,589,966
Non-operating expenses	(12,576,552)	6,066,800	(6,509,752)
Price-level restatements and exchange differences	(196,596)	-	(196,596)

Income before income taxes and minority interest	58,408,309	1,271,188	59,679,497

EXTRAORDINARY ITEMS	-	674,479	674,479

Income taxes	(9,306,251)	(516,912)	(9,823,163)
Minority interest	86,789	-	86,789

NET INCOME	49,188,847	1,428,755	50,617,602

CONSOLIDATED STATEMENT OF INCOME

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2006

	For the year ended December 31, 2004

	Consolidated Statement of Income under Chilean GAAP	US GAAP adjustments and reclassifications	Consolidated Statement of Income under US GAAP

	ThCh$	ThCh$	ThCh$
OPERATING RESULTS
Net sales	444,832,473	-	444,832,473
Cost of sales	(214,224,903)	(21,269,236)	(235,494,139)

Gross margin	230,607,570	(21,269,236)	209,338,334
Selling and administrative expenses	(168,509,960)	13,453,215	(155,056,745)

Operating income	62,097,610	(7,816,021)	54,281,589

NON-OPERATING RESULTS
Non-operating income	4,623,642	(40,789)	4,582,853
Non-operating expenses	(11,175,003)	3,640,512	(7,534,491)
Price-level restatements and exchange differences	57,505	-	57,505

EXTRAORDINARY ITEMS	-	(412,743)	(412,743)

Income before income taxes and minority interest	55,603,754	(4,629,041)	50,974,713
Income taxes	(6,239,295)	4,630,663	(1,608,632)
Minority interest	(1,348,825)	-	(1,348,825)

NET INCOME	48,015,634	1,622	48,017,256

3. Additional disclosure requirements

a) Reclassifications for US GAAP purposes

Income and expenses

Under Chilean GAAP the following expenses arising during the years 2006, 2005 and 2004 are classified as Non-operating expenses whereas under US GAAP they would be classified as Operating expenses:

	2006	2005	2004

	ThCh$	ThCh$	ThCh$
Non-operating expenses:
Director's participation on dividend	-	318,523	-
Loss on sale, provision for impairment and write-offs of assets	1,779,556	356,704	741,195
Severance indemnities	951,640	307,875	182,755

Total	2,731,196	983,102	923,950

Selling and administrative expenses - Under Chilean GAAP, shipping and handling costs are charged to Selling and administrative expenses whereas under US GAAP, the Company’s policy is to classify shipping and handling costs in costs of sales. Shipping and handling costs amounted to ThCh$ 26,019,534, ThCh$ 23,175,645 and ThCh$ 20,885,191 in 2006, 2005 and 2004, respectively.

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

	2006	2005

	ThCh$	ThCh$

Time deposits	6,400,000	26,158,542
Mutual fund shares	3,378,765	5,898,345
Securities purchased under resale agreements	40,499,997	11,609,755

Total	50,278,762	43,666,642

b) Earnings per share

Disclosure of the following earnings per share information is not generally required for presentation in financial statements under Chilean accounting principles, but is required under US GAAP:

	2006	2005	2004

	Ch$	Ch$	Ch$
Basic and diluted earnings per share under US GAAP	166.22	158.92	150.76

Weighted-average number of shares of common stock outstanding for basic and diluted earnings per share (in thousands)	318,503	318,503	318,503

Earnings per share is determined by dividing the net income for the year under US GAAP by the weighted-average number of shares of common stock outstanding during each year.

c) Income taxes

The provision for income taxes charged to results is summarized as follows:

	2006	2005	2004

	ThCh$	ThCh$	ThCh$

Current tax expense	(11,341,473)	(11,013,129)	(8,262,733)
Deferred tax under Chilean GAAP	(2,893,231)	1,706.878	2,023,438
Deferred tax assets generated from the merger	(372,143)	(1,076,418)	3,068,453
Additional deferred tax to conform with US GAAP	1,659,406	559,507	1,562,210

Total provision for US GAAP	(12,947,441)	(9,823,162)	(1,608,632)

Deferred tax assets (liabilities) under US GAAP are summarized as follows at December 31 of each year:

	2006	2005	2004

	ThCh$	ThCh$	ThCh$

Property, plant and equipment	(18,544,443)	(18,479,470)	(19,218,253)
Inventories	(2,238,084)	(1,475,896)	(867,828)
Adjustment on bottles and container deposits	(2,843,545)	(2,770,405)	(2,547,406)
Other liabilities	(2,120,085)	(2,485,062)	(1,418,319)

Gross deferred tax liabilities	(25,746,157)	(25,210,833)	(24,051,806)

Accounts receivable	558,362	680,209	942,687
Tax loss carryforwards	6,473,784	9,869,984	10,022,032
Less: Valuation allowance	(3,031,911)	(3,185,916)	(4,508,395)
Employee severance indemnities	2,852,510	948,709	407,891
Other assets	5,924,733	5,604,453	1,365,769
Other	2,529,389	2,745,144	5,475,221

Gross deferred tax assets	15,306,867	16,662,583	13,705,205

Net deferred tax assets (liabilities)	(10,439,290)	(8,548,250)	(10,346,601)

The changes in the valuation allowance during the years ended December 31, 2006, 2005 and 2004 were as follows:

	Balance at	Additions	Charged
	beginning	charged to cost	Against	Foreign exchange	Balance at
Year	of period	and expenses	income	effects	end of period

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2006	3,185,916	-	(269,550)	115,545	3,031,911
2005	4,508,395	499,756	(1,341,869)	(480,366)	3,185,916
2004	9,516,626	16,774	(4,558,484)	(466,521)	4,508,395

The provision for income taxes differs from the amount of income taxes determined by applying the applicable Chilean statutory income tax rate of 17% during the years 2004 to 2006, to pretax income as a result of the following differences:

	2006	2005	2004

	ThCh$	ThCh$	ThCh$

At statutory Chilean tax rate	10,928,482	14,812,753	8,946,659
Increase (decrease) in rates resulting from:
Non-deductible expenses	7,167,106	4,078,550	3,001,799
Non-taxable income	(6,256,395)	(8,949,763)	(8,018,540)
Tax credits	(917,443)	(857,634)	(1,056,688)
International income tax differences	2,025,691	739,256	(1,264,598)

At effective tax rates	12,947,441	9,823,162	1,608,632

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay income tax on a separate return basis and not on a consolidated basis.

The Argentine enacted income tax rate was 35% during the years 2004 to 2006.

Certain of the Chilean subsidiaries have tax loss carryforwards aggregating ThCh$ 15,261,960 at December 31, 2006 (ThCh$ 27,522,504 in 2005) which have no expiration date. Additionally, CCU Argentina and its subsidiaries and Finca La Celia S.A. and subsidiary, have tax loss carryforwards aggregating ThCh$ 11,083,574 at December 31, 2006 (ThCh$ 14,831,873 in 2005) which may be applied to reduce taxable income in Argentina during a five-year carryforward period. These tax losses resulted in a deferred tax asset for 2006 of ThCh$ 6,473,784 (ThCh$ 9,869,984 in 2005 and ThCh$ 10,022,032 in 2004). Valuation allowances of ThCh$ 3,031,911 in 2006 (ThCh$ 3,185,916 in 2005 and ThCh$ 4,508,395 in 2004) were provided against certain of the deferred tax assets of the Argentine subsidiaries because it is currently expected that those assets will probably not be realized before they expire.

d) Investment securities

The book value of investment securities totaled ThCh$ 254,387 at December 31, 2006 and ThCh$ 257.838 at December 31, 2005. There was no significant difference between book value and market value at December 31, 2006 or December 31, 2005 (see paragraph 1 g) above). All investment securities are classified as available-for-sale at December 31, 2006 and 2005.

e) Intangible Assets - Trademarks

The Company’s other intangible assets consists primarily of trademarks related to beers, wines, pisco, juices, soft drink and snacks. Trademarks are considered to have definite lives and are amortized over the life of either the legal trademark agreement, or 20 years. The weighted average amortization period is 40 years for US GAAP purposes. Trademarks are reviewed for impairment, whenever events or changes in business circumstances indicate the carrying value of the assets may not be fully recoverable or the useful lives are no longer appropriate.

The changes in the carrying amount of trademarks during the periods were:

	Beginning balance	Additions	Deletions	Ending balance

2006	9,511,919	15,040,757	(218,013)	24,334,663
2005	9,589,306	525,287	(602,674)	9,511,919

The aggregate amortization expense for trademarks was ThCh$ 1,794,712 and ThCh$ 1,760,443 for the years ended December 31, 2006 and 2005, respectively. The estimated amortization expense for each of the five succeeding fiscal years is ThCh$ 263,485.

f) Fair value

The following methods and assumptions were used to estimate the fair value of each class of financial instrument at December 31, 2006 and 2005 for which it is practicable to estimate such value:

  Cash
  Cash is stated at carrying amount, which is equivalent to fair value.

  Time deposits and marketable securities
  Fair value of time deposits was determined using rates currently available in the market and the fair value of marketable securities is based on quoted market prices for the marketable securities.

  Accounts receivable, accounts payable, notes payable and other payables
  Fair value approximates carrying amounts due to the short-term maturity of these instruments.

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

The estimated fair values of the Company’s financial instruments is summarized as follows:

	December 31, 2006		December 31, 2005
	Carrying	Fair	Carrying	Fair
Assets	amounts	value	amounts	value

	ThCh$	ThCh$	ThCh$	ThCh$

Cash	13,891,304	13,891,304	10,059,782	10,059,782
Time deposit and marketable securities	14,893,637	15,142,028	49,253,739	49,337,993
Accounts receivable–trade and other, net	105,565,276	105,565,276	87,250,094	87,250,094
Investments in other companies	15,950	15,950	27,263	27,263
Securities purchased pursuant to resale agreements	40,564,529	40,564,529	11,625,299	11,625,299
Other current assets	724,624	724,624	714,871	714,871
Forward contracts	169,391	169,391	246,868	246,868

Total assets	175,824,711	176,073,102	159,177,916	159,262,170

Liabilities

Bank borrowings (short-term)	5,589,389	5,551,561	2,361,762	2,400,247
Bonds payable (short-term)	3,909,228	5,491,645	4,091,052	5,746,735
Current portion of long-term bank borrowings	19,700,954	20,303,300	4,759,646	4,720,510
Bank borrowings (long-term)	61,838,434	61,559,701	79,647,719	79,679,709
Bonds payable (long-term)	55,513,390	54,378,386	58,910,822	54,716,328
Accounts payable, notes payable and other payables	55,625,422	55,625,422	51,153,670	51,153,670
Forward contract	62,381	62,381	123,953	123,953
Swap contracts	12,933,922	12,933,922	13,052,502	13,052,502

Total liabilities	215,173,120	215,906,318	214,101,126	211,593,654

g) Concentrations of credit and other risk

The Company has accounts with a variety of banks and does not hold significant deposits with any single bank. The Company has a wide customer base and trades with a large number of small customers. Consequently, the Company does not believe that it has any significant concentrations of credit risk at December 31, 2006. The beverage business is highly competitive in both Chile and Argentina, where the Company competes with other enterprises. Additionally, in view of the favorable long-term economic conditions in Chile, other enterprises may be expected to enter the country’s beer, wine and soft drink markets.

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

At December 31, 2006 and 2005, the Company has three cross-currency interest-rate swap agreement (US dollar to Chilean peso) to buy and sell US dollars for a notional amount of US$ 134,000,000. These contracts were obtained to protect the Company from foreign exchange and interest-rate risk with respect to long-term bank debt denominated in US dollars.

At December 31, 2006, the Company has eleven derivative contracts consisting of forward contracts to sell US dollars for a notional amount of US$ 23,450,000 maturing throughout 2007. At December 31, 2005, the Company had fourteen derivative contracts consisting of forward contracts to sell US dollars for a total notional amount of US$ 27,610,000. At December 31, 2004, the Company had twelve derivative contracts consisting of forward contracts to sell US dollars for a total notional amount of US$ 16,359,000. In addition, at December 31, 2006, the Company has eight derivative contracts consisting of forward contracts to buy US dollars for a notional amount of US$ 33,400,000 maturing throughout 2007. At December 31, 2005, the Company has eighteen derivative contracts consisting of forward contracts to buy US dollars for a notional amount of US$ 18,588,000. These forward contracts were obtained to protect the Company from foreign exchange risk with respect to mutual fund shares and trade accounts receivable denominated in US dollars.

As described further in Note 1 r) at December 31, 2006, 2005 and 2004, the forward contracts, and at December 31, 2006 and 2005, the cross-currency interest-rate swap contracts designated as hedges for Chilean GAAP purposes, did not meet the documentation requirements to be designated as hedges under US GAAP.

4. Recent accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies to other accounting pronouncements that require or permit fair value measurements. The provisions of this statement are to be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. The provisions of SFAS No. 157 are effective for the fiscal years beginning after November 15, 2007; therefore, we anticipate adopting this standard as of January 1, 2008. We have not determined the effect, if any, of the adoption of this statement will have on our financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS No. 158"). SFAS No. 158 requires employers to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other post-retirement benefit plans. SFAS No. 158 requires prospective application; thus, the recognition and disclosure requirements are effective for our fiscal year ended December 31, 2006. Additionally, SFAS No. 158 requires companies to measure plan assets and obligations at their year-end balance sheet date. This requirement is effective for our fiscal year ending December 31, 2008. See Note 22 - “Supplemental Executive Retirement Plan” for further discussion on the impact of adopting SFAS No. 158. This Statement will not have a material effect on the Company’s consolidated financial position or results of operation.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 permits registrants to record the cumulative effect of initial adoption by recording the necessary "correcting" adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings only if material under the dual method. SAB 108 is effective for fiscal years ending on or after November 15, 2006. The adoption of SAB 108 will not have an impact on our financial condition or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that we recognize in the financial statements the impact of a tax position if that position will more likely than not be sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition provisions. Any transition adjustment recognized on the date of adoption will be recorded as an adjustment to retained earnings as of the beginning of the adoption period. FIN 48 is effective for fiscal years beginning after December 15, 2006, and we adopted FIN 48 as of January 1, 2007. Based on our current evaluation, we do not expect that the adoption of this interpretation to have a material impact on our financial position or results of operations.

In June 2006, the FASB’s Emerging Issues Task Force reached a consensus on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)” (“EITF 06-3”). EITF 06-3 requires disclosure of an entity’s accounting policy regarding the presentation of taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer, including sales, use, value added and some excise taxes. Our policy is to exclude all such taxes from revenue on a net reporting basis.