Form 20-F
period 2007-12-31
UNITED BREWERIES CO INC
filed 2008-06-27
CIK 888746

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2007

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	____________to ____________
Commission file number	0-20486

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
Large Accelerated filer                             Accelerated filer                              Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP International Financial Reporting Standards as issued
Other by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

        Item 17                            Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes                                  No

Introduction

In this annual report on Form 20-F, all references to the “we”, “us” or “CCU” are to Compañía Cervecerías Unidas S.A., an open stock corporation (sociedad anónima) organized under the laws of the Republic of Chile, and its consolidated subsidiaries. Chile is divided into regions, each of which is known by its roman number (e.g. “Region XI”). Our fiscal year ends on December 31st. Unless otherwise specified, all references to “U.S. dollars”, “dollars”, or “US$” are to United States dollars, and references to “Chilean pesos”, “pesos” or “Ch$” are to Chilean pesos. We prepare our financial statements in accordance with Chilean generally accepted accounting principles, or “Chilean GAAP”, which differs in certain important respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). See Note 24 to the audited consolidated financial statements as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007 (together with the notes thereto the “consolidated financial statements”, or the “financial statements”), contained elsewhere in this annual report, which provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and total shareholders’ equity for t he years ended December 31, 2005, 2006 and 2007. We publish our financial statements in Chilean pesos, which are adjusted to reflect changes in purchasing power due to inflation and/or changes in exchange rates. Unless otherwise specified, financial data regarding us is presented in this annual report in constant Chilean pesos of December 31, 2007 purchasing power. See the notes to our consolidated financial statements included in pages F-8 through F-73 of this annual report. We use the metric system of weights and measures in calculating our operating and other data. The United States equivalent units of the most common metric units used by us are as shown below:

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

This annual report contains various estimates made by us of market share data and related sales volume information. These estimates are based on statistics published or made available by A.C. Nielsen Chile S.A., or Nielsen, in the case of beer, soft drinks, mineral water, wine and pisco sales in Chile; the Cámara de la Industria Cervecera Argentina (Argentine Beer Industry Chamber, or CICA) in the case of beer sales in Argentina; the Asociación Nacional de Bebidas Refrescantes (National Association of Soft Drinks, or ANBER) in the case of soft drinks and mineral water; the Servicio Agrícola Ganadero (Agricultural and Livestock Service, or SAG) in the case of wine sales in Chile; and the Asociación de Viñas de Chile, A.G. (the Wineries of Chile Association) in the case of Chilean wine exports. We believe that, due to the methodologies used, the statistics provided by these sources in some cases do not accurately reflect our market share or industry sales volumes. For example, the Nielsen sampling frame includes only the metropolitan areas of Chile and not the rural areas of the country, where we believe our beer market share is higher than in the metropolitan areas, due to our distribution system. Likewise, the sales of one of our Argentine competitors are not reflected in CICA’s statistics because this company is not a member of CICA. Similarly, data regarding the size of the Chilean soft drink and mineral water markets and market shares do not coincide with publicly available information of our sales volume and our competitors. As a consequence, we have revised the share estimates from the sources identified above for Chilean and Argentine beer sales and soft drink and mineral water sales to reflect what we believe is a more accurate measure of market shares, taking into account:

• reports published by the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics, or the INE),
• our internal sales data,
• sales information filed publicly by our competitors, and
• import and export reports made available by Chilean and Argentine customs authorities.

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

These forward-looking statements are identified by the use of terms and phrases such as “anticipate”, “believes”, “could”, “expects”, “intends”, “may”, “plans”, “predicts”, “projects”, “will” and similar terms and phrases. We caution you that actual results could differ materially from those expected by us, depending on the outcome of certain factors, including, without limitation:

• our success in implementing our investment and capital expenditure program;
• the nature and extent of future competition in our principal marketing areas;
• political and economic developments in Chile, Argentina and other countries where we currently conduct business or may conduct business in the future, including other Latin American countries; and
• other factors discussed under “Risk factors”, “Our business” and “Management’s discussion and analysis of financial condition and results of operations”.

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

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable

ITEM 2: Offer Statistics and Expected Timetable

Not applicable

ITEM 3: Key Information

Selected Financial Data

The following table presents selected consolidated financial data as of December 31, 2006 and 2007, and for each of the years ended December 31, 2005, 2006 and 2007, which has been derived from our consolidated financial statements included elsewhere in this annual report. Selected consolidated financial data as of December 31, 2003, 2004 and 2005, and for the two years ended December 31, 2003 and 2004 has been derived from our consolidated financial statements not included in this annual report. The financial data set forth below should be read in conjunction with the consolidated financial statements and related notes and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report.

The financial information as of and for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 shown below is presented in constant Chilean pesos as of December 31, 2007:

	Year ended December 31,

	2003	2004	2005	2006	2007

		(millions of constant Ch$) (1)
Income Statement Data:
Chilean GAAP:
Total revenues	Ch$447,216	Ch$477,750	Ch$539,556	Ch$586,186	Ch$628,284
Operating income	53,404	66,693	72,888	85,589	101,384
Interest expense	(6,592)	(6,737)	(8,128)	(8,177)	(8,731)
Other income	28,517	4,966	3,561	8,398	20,248
Income tax	(5,795)	(6,701)	(9,995)	(15,288)	(16,668)
Net income	62,982	51,569	52,829	59,964	79,199
Net earnings per share	197.7	161.9	165.9	188.3	248.7
Net earnings per ADS (2)	988.7	809.5	829.3	941.3	1,243.3
Dividends per share (3)	614.26	89.80	97.37	112.62	149.20
Dividends per ADS in US$ (2) (3)	4.47	0.78	0.94	1.06	1.61
Weighted average shares
Outstanding (000s)	318,503	318,503	318,503	318,503	318,503
U.S. GAAP:
Total revenues	Ch$447,216	Ch$477,750	Ch$539,556	Ch$586,186	Ch$628,284
Operating income	48,121	58,298	68,517	73,204	102,302
Net income	64,287	51,571	54,363	56,860	84,560
Basic and diluted earnings per share	201.8	161.9	170.7	178.5	265.5
Basic and diluted earnings per ADS (2)	1,009.2	809.6	853.4	892.6	1,327.5
Balance Sheet Data:
Chilean GAAP:
Total assets	Ch$672,148	Ch$672,803	Ch$705,633	Ch$749,475	Ch$826,616
Long-term liabilities	161,795	143,386	191,990	176,662	219,511
Total debt (4)	162,990	154,103	160,854	157,396	173,436
Total stockholders' equity	324,610	343,199	349,834	375,070	401,796
Capital stock	197,925	197,925	197,925	197,925	197,925
U.S. GAAP:
Total assets	Ch$677,739	Ch$677,673	Ch$713,302	Ch$759,905	Ch$841,326
Long-term liabilities	165,565	148,361	197,421	188,741	227,909
Total debt (4)	163,495	162,489	169,436	166,156	177,506
Total stockholders' equity	320,515	337,393	347,416	369,998	399,547
Capital stock	197,925	197,925	197,925	197,925	197,925
Other Data:
Sales volume (in millions of liters):
Beer (Chile)	371.8	380.7	417.0	470.8	491.1
Beer (Argentina)	190.4	210.1	226.9	244.4	272.2
Soft drinks, nectars and mineral water (5)	428.6	442.4	474.2	518.3	544.9
Wine (6)	95.8	95.1	92.5	86.3	91.8
Spirits (7)	3.2	7.0	20.3	20.5	21.6
Change in consumer price index applicable for
the restatement of financial statements (8)	1.0%	2.5%	3.6%	2.1%	7.4%

___________________
(1)	Except shares outstanding, net earnings per share and per ADS, sales volume and inflation data.
(2)	Per ADS amounts are determined by multiplying per share amounts by 5, as one ADS is equal to 5 shares of Common Stock.
(3)	Dividends per share are expressed in pesos as of payment dates. Dividends per ADS are expressed in U.S. dollars at the conversion rate in effect on the date in which payment is made.
(4)	Includes short-term and long-term financial debt.
(5)	Includes sales of soft drinks, nectars, mineral and purified water, isotonic and energy drinks, and tea in Chile.
(6)	Includes sales of wine in Chile and Argentina.
(7)	Since the year 2005, includes operations of Compañía Pisquera de Chile S.A., established in March 2005
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

In order to keep fluctuations in the average exchange rate within certain limits, the Central Bank of Chile has in the past intervened by buying or selling foreign currency on the formal exchange market. In September 1999, the Central Bank of Chile decided to limit its formal commitment to intervene and decided to exercise it only under extraordinary circumstances, which are to be informed in advance. The Central Bank of Chile also committed itself to provide periodic information about the levels of its international reserves.

On April 10, 2008, the Central Bank of Chile announced a program to buy US$8 billion in the local exchange market between April and December 2008. Since this announcement was made, the observed exchange rate increased by 12.5%, from Ch$434.17 to Ch$488.62 as of June 19, 2008.

The observed exchange rate is the average exchange rate at which commercial banks conduct authorized transactions on a given date, as certified by the Central Bank of Chile. The Central Bank of Chile generally carries out its transactions at the spot market rate. Authorized transactions by banks are now generally conducted at the spot market rate.

Purchases and sales of foreign exchange effected outside the formal exchange market are carried out in the Mercado Cambiario Informal (the informal exchange market). The informal exchange market reflects the supply and demand for foreign currency. There are no limits imposed on the extent to which the rate of exchange in the informal exchange market can fluctuate above or below the observed exchange rate. On June 19, 2008, the average exchange rate in the informal exchange market was Ch$491.55 per U.S. dollar and the U.S. dollar observed exchange rate was Ch$488.62 per U.S. dollar.

The following table sets forth the low, high, average and period-end observed exchange rates for U.S. dollars for each of the indicated periods starting in 2003 as reported by the Central Bank of Chile. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

	Daily Observed Exchange Rate (1)
		(Ch$ per US$)
	Low (2)	High (2)	Average (3)	Period-end

2003	593.10	758.21	690.90	593.80
2004	557.40	649.45	609.41	557.40
2005	509.70	592.75	559.68	512.50
2006	511.44	549.63	530.34	532.39
2007	493.14	548.67	522.55	496.89
December 2007	495.49	506.79	498.83	496.89
January 2008	463.58	498.05	479.46	465.34
February 2008	453.95	476.44	466.67	453.95
March 2008	431.22	454.94	442.13	437.71
April 2008	433.98	461.49	447.51	461.49
May 2008	464.83	479.66	471.00	479.54
(June 2008, through June 19)	482.53	500.55	489.01	488.62
_________________________
Source: Central Bank of Chile

(1)	Historical pesos.
(2)	Rates shown are the actual low and high, on a day-by-day basis for each period.
(3)	The average of monthly average rates during the period reported.

Capitalization and Indebtedness

Not applicable

Reasons for the Offer and Use of Proceeds

Not applicable

Risk Factors

RISKS RELATING TO CHILE

We are substantially dependent on economic conditions in Chile, which may adversely impact our results of operations and financial condition.
We are predominantly engaged in business in Chile and 87.8% of our revenues in 2007 were generated from our Chilean operations, of which 90.7% came from the domestic market and 9.3% from exports. Thus, our results of operations and financial condition are dependent to a large extent on the overall level of economic activity in Chile. The Chilean economy has experienced an average annual growth of 3.8% between 1998 and 2007. In the past, slower economic growth in Chile has slowed down the rate of consumption of our products and adversely affected our profitability. Chile’s recent economic performance may change, and therefore it should not be extrapolated into the future.

Our financial statements are reported and our dividends are declared, based on Chilean GAAP, which generally differs from U.S. GAAP.
There are important differences between Chilean and U.S. accounting and reporting standards. As a result, Chilean financial statements and reported earnings generally differ from those reported based on U.S. accounting and reporting standards. See Note 24 to our consolidated financial statements for a description of the main differences between Chilean GAAP and U.S. GAAP as they relate to us and the reconciliation to U.S. GAAP of our net income and total shareholders’ equity statements from the Chilean standards.

The relative liquidity and volatility of Chilean securities markets may increase the price volatility of our ADSs and adversely impact a holder’s ability to sell any shares of our common stock withdrawn from our ADR facility.
The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. For example, the Santiago Stock Exchange, which is Chile’s main stock exchange, had a market capitalization of approximately US$213 billion as of December 31, 2007, while The New York Stock Exchange had a market capitalization of approximately US$15.7 trillion and the NASDAQ National Market had a capitalization of approximately US$4.0 trillion as of the same date. In addition, the Chilean securities markets can be materially affected by developments in other emerging markets, particularly other countries in Latin America.

The lower liquidity and greater volatility of the Chilean markets relative to markets in the United States could increase the price volatility of the ADSs and may impair a holder’s ability to sell shares of our common stock withdrawn from the ADR facility in the Chilean market in the amount and at the price and time the holder wishes to do so. See “Item 9: The Offer and Listing”.

Chilean economic policies, currency fluctuations, exchange controls and currency devaluations may adversely affect the price of our ADSs.
The Chilean government’s economic policies and any future changes in the value of the Chilean peso relative to the U.S. dollar could adversely affect the dollar value of and the return on any investment in our ADSs. The Chilean peso has been subject to large nominal devaluations in the past and may be subject to significant fluctuations in the future. For example, in the period from December 31, 2000 to December 31, 2002, the value of the Chilean peso relative to the U.S. dollar declined by 25.3% in nominal terms, or an average of 11.9% per year, based on the observed exchange rate for U.S. dollars on those dates. On the other hand, the average value of the Chilean peso relative to the U.S. dollar increased 24.4% in nominal terms between 2003 and 2007, or an average of 6.7% a year. See “Exchange Rates”.

Chilean trading in the shares of our common stock underlying our ADSs is conducted in Chilean pesos. Cash distributions to be received by the depositary for the shares of our common stock underlying our ADSs will be denominated in Chilean pesos. The depositary will translate any Chilean pesos received by it to U.S. dollars at the then-prevailing exchange rate with the purpose of making dividend and other distribution payments for the ADSs. If the value of the Chilean peso declines relative to the U.S. dollar, the value of our ADSs and any distributions to holders of our ADSs received from the depositary may be adversely affected. See “Item 8: Financial Information – Dividend Policy and Dividends”.

We are subject to different corporate disclosure requirements and accounting standards than U.S. companies.
Although the securities laws of Chile which govern open stock corporations and publicly listed companies such as us, have as a main objective promoting disclosure of all material corporate information to the public, Chilean disclosure requirements differ from those in the United States in certain important respects. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, the Chilean securities market is not as highly regulated and supervised as the U.S. securities market. We have been subject to the periodic reporting requirements of the Exchange Act since our initial public offering of ADSs in September 1992.

RISKS RELATING TO ARGENTINA

We have significant operations in Argentina and the prolonged recession and economic crisis in Argentina between 1999 and 2002 has adversely affected our results of operations.
In addition to our operations in Chile, we maintain substantial assets in Argentina and derive significant revenue from our operations in Argentina. In 2007, we derived Ch$76,547 million, or 12.2%, of our revenues from our Argentinean operations, and, as of December 31, 2007, Ch$117,725 million, or 14.2%, of our assets were located in Argentina. From 1999 through 2002, Argentina suffered a prolonged recession, which culminated in an economic crisis, with negative growth rates of -3.4% in 1999, -0.8% in 2000, -4.4% in 2001 and -10.9% in 2002. Although the economic situation in Argentina has improved during the last five years – GDP grew 8.8%, 9.0%, 9.2%, 8.5% and 8.7% in 2003, 2004, 2005, 2006 and 2007, respectively – it could continue to materially and adversely affect our Argentine operations. See “Item 5: Operating and Financial Review and Prospects – Trend Information”.

The Argentine peso devaluation in 2002 resulted in a loss of Ch$3,479 million for the year 2002 and our subsidiary, Finca La Celia, reported a loss due to the devaluation in 2002 of Ch$1,159 million. Additionally, according to accounting pronouncements regulating the conversion of Argentine financial statements to Chilean GAAP, fixed assets and their depreciation are considered in historical dollars. As a result, a devaluation of the Argentine peso adversely affects our operating results, as our revenues from our Argentine operations are impacted by the devaluation of the Argentine peso. In spite of the appreciation of the Argentine peso against the U.S. dollar in recent years, we cannot predict whether the Argentine economy will continue to recover or will face a recession, and if there is a recession whether it will affect our operations in Argentina.

Argentina’s legal regime and economy are susceptible to changes that could adversely affect our Argentinean operations.
The measures taken by the Argentine government to address the Argentine economic crisis, which began in 1998, have severely affected the Argentine financial system’s stability and have had a materially negative impact on its reputation. From December 2001 through December 2003, the consumer price index, the wholesale price index and the Coeficiente de Estabilización de Referencia, or CER, exhibited annual cumulative increases of 44.6%, 115.1% and 45.7%, respectively. If Argentina were to experience a new fiscal and economic crisis, the Argentine government could implement economic and political reforms, which could adversely impact our business. The unpredictability, timing and scope of possible measures enacted by the Argentine government, including expropriations, higher taxes and exchange control measures, could adversely affect our Argentinean operations and our future results of operations.

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

Although we historically have been able to increase our selling prices in response to increases in raw material costs and thus have not sought to hedge our exposure to increases in raw material prices, we cannot assure you that our ability to recover increases in the cost of raw materials will continue in the future. If we are unable to increase our selling prices in response to increases in raw material costs, any future increases may reduce our margins, if we could not improve efficiencies to offset them.

We are controlled by one majority shareholder, whose interests may differ from those of holders of our ADSs and this shareholder may take actions which adversely affect the value of a holder’s ADSs or common stock.
As of May 31, 2008, Inversiones y Rentas S.A., or IRSA, a Chilean closed corporation, owned directly and indirectly, 66.1% of our shares of common stock. Accordingly, IRSA has the power to control the election of most members of our board of directors and its interests may differ from those of the holders of our ADSs. IRSA also has a significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and going-private transactions. In addition, actions by IRSA with respect to the disposition of the shares of common stock that it owns, or the perception that such actions may occur, may adversely affect the trading prices of our ADSs or common stock.

Competition in the Chilean beer market may erode our market share and lower our profitability.
In 2007, our market share of the Chilean beer market by volume was approximately 87%. Our largest competitor in the Chilean beer market by volume is Cervecería Chile S.A., or Cervecería Chile, a subsidiary of Quilmes Industrial S.A., or Quilmes, the largest Argentine brewer and, a subsidiary of Companhia de Bebidas das Américas, or AmBev, since January 2007. We estimate that Cervecería Chile decreased by one point its market share by volume in Chile to approximately 12% in 2007. In the past, Cervecería Chile has engaged in aggressive price discounting. If Cervecería Chile were to engage in aggressive price discounting in the future, there can be no assurance, given the current environment, that any such discounting or other competitive activities will not have a material adverse impact on our profitability.

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
Historically, beer consumption in Chile has been influenced by changes in domestic wine prices. Increases in domestic wine prices have tended to lead to increases in beer consumption, while reductions in wine prices have tended to reduce or slow the growth of beer consumption. Wine prices increased during the second half of 2007 and the beginning of 2008 due to higher exports and a smaller grape harvest. Similarly, over the past few years, the price of soft drinks has decreased relative to the price of beer due to lower packaging costs, the introduction of larger packaging formats and the launch of low-price brands, which we believe have affected the growth in beer consumption. As a result of our lower market share in the Chilean wine and soft drinks markets as compared to the Chilean beer market, if beverage consumers were to shift their consumption from beer to either wine or soft drinks, we expect that it would adversely affect our profitability.

Quilmes dominates the beer market in Argentina and we may not be able to maintain our current market share.
In Argentina, we face competition from Quilmes, Cervecería Argentina S.A. Isenbeck, a subsidiary of Warsteiner Brauerei Hans Cramer GmbH & Co., or Warsteiner, and Cervecería Estrella de Galicia S.A., or Galicia. We estimate that, in 2007, Quilmes had a market share of 73%, Warsteiner had a market share of 5% and Galicia had a market share of less than 1%. We estimate that our year-end market share of the Argentine beer market was 16% in 2007. As a result of its dominant position in Argentina, Quilmes’ large size enables it to benefit from economies of scale in the production and distribution of beer throughout Argentina. Therefore, we can make no assurances that we will be able to grow or maintain our current market share of the Argentine beer market.

Consolidation in the beer industry may impact our market share.
In January 2007, AmBev assumed control of Quilmes. Additionally, on March 2004, AmBev and Interbrew announced an agreement to merge, creating the world’s largest brewer under the name InBev. This deal was completed in August 2004. In Chile, Quilmes sells its beer through Cervecería Chile, which had a market share of approximately 12% in 2007, and in Argentina, AmBev sells its beer through Quilmes, which had a market share of approximately 73% in 2007.

In July 2005, SABMiller plc. announced the agreement to buy Bavaria S.A., a Colombian brewer with operations in Colombia, Peru, Ecuador and Panama, forming the second largest brewer in the world.

In June 2008, InBev sent a proposal to Anheuser-Busch’s board of directors, to combine the two companies, forming the world’s leading global brewer. Consolidation in the beer industry has resulted in larger and more competitive participants, which could change the current market conditions under which we operate.

Restrictions in the gas supply from Argentina have increased our energy costs and higher oil prices have increased our distribution expenses.
Since 2005, the Argentine government has restricted gas exports to Chile due to supply problems in that country. This has increased the cost of operating our beer production plants in Chile and Argentina, as well as our soft drinks plants in Chile. Additionally, these restrictions have increased electrical power costs related to these same gas restrictions. We do not need additional investments because our boilers can work with gas or with alternative fuels, such as diesel oil. Considering current energy prices, we estimate that the cost increase at a consolidated level should be approximately Ch$4,000 million for 2008.

Recent increases in oil prices may reduce our margins if we are unable to improve efficiencies or increase our prices to offset them.

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

Water supply is essential to the development of our businesses.
Water is an essential component for beer, soft drinks and mineral water. A failure in our water supply could negatively affect our sales and profitability.

The supply, production and logistics chain is key to the timely supply of our products to consumer centers.
An interruption or a significant failure in this chain may negatively affect the Company’s results, if the failure is not quickly resolved. An interruption could be caused by various factors, many of which are beyond our control.

Possible restrictions on the sale and promotion of alcoholic beverages in Chile.
Senators and congressmen from different political parties have submitted to Congress proposed bills to restrict the consumption, sale and promotion of alcoholic beverages. The main modifications proposed in these bills are the incorporation of warnings on product labels of the possible dangers of excessive alcohol consumption on human health, similar to those required in the United States, restrictions on television advertising and a prohibition of alcoholic beverages at sports, cultural or related events. If the proposed bills are passed, this could affect alcoholic beverage consumption and, as a consequence, could negatively affect our further business development.

Our businesses are taxed with different duties, particularly with excise taxes on the consumption of alcoholic and non-alcoholic beverages.
An increase in the rate of these taxes could negatively affect our sales and profitability.

Chilean peso fluctuations may affect our profitability.
Because we purchase some of our supplies at prices set in U.S. dollars, and export wine in U.S. dollars, we are exposed to foreign exchange risks that may adversely affect our financial condition and results of operations. Therefore, any future changes in the value of the Chilean peso against the U.S. dollar would affect the revenues of our wine export business, as well as the cost of several of our raw materials, especially in the beer and soft drink businesses where raw materials are purchased in U.S. dollars.

A fine related to a legal proceeding may affect our profitability.
In March 2008, the National Economic Prosecutor notified our subsidiary, Cervecera CCU Chile Ltda., or CCU Chile, of a complaint filed with the Free Competition Defense Court, which claimed the abuse by CCU Chile of its dominant market position, as evidenced by exclusivity clauses imposed on hotels, restaurants, pubs, bars and discotheques, which prohibit the commercialization by these establishments of beers produced by CCU Chile’s competitors. The complaint requested that the Free Competition Defense Court impose on CCU Chile, the maximum fine permitted under Chilean antitrust law, which is approximately Ch$8,420 million, or a fine which the Court considers appropriate. Such a fine may affect our profitability. See “Item 4: Information on the Company – Government Regulation - Government Regulation in Chile”.

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

ITEM 4: Information on the Company

History and Development of the Company

Our current legal and commercial name is Compañía Cervecerías Unidas S.A. We were incorporated in the Republic of Chile in 1902 as an open stock corporation, following the merger of two existing breweries, one of which had its origins back in 1850, when Mr. Joaquín Plagemann founded one of the first breweries in Chile in the port of Valparaíso. By 1916, we owned and operated the largest brewing facilities in Chile. Our operations have also included the production and marketing of soft drinks since the begining of the last century, the bottling and selling of mineral water products since 1960, the production and marketing of wine since 1994, the production and marketing of beer in Argentina since 1995, the production and marketing of pisco since 2003, the production and marketing of confectionery products since 2004 and the production and marketing of rum since 2007.

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

In 1994, we diversified our operations both in the domestic and international markets. In that year, we purchased a 48.4% interest in the Chilean wine producer Viña San Pedro S.A., or VSP. As of December 31, 2007, that interest amounted to 58.1% . In November 1994, we and Buenos Aires Embotelladora S.A., or BAESA, (the PepsiCo bottler in Chile at that time) merged to create Embotelladoras Chilenas Unidas S.A., or ECUSA, for the production, bottling, distribution and marketing of soft drinks and mineral water products in Chile. In November 1999, we bought BAESA’s interest in ECUSA and thereafter have controlled 100% of that company.

In addition, in 1994 through Southern Breweries Establishment, or SBE, in which we had a 50%-investment, we acquired a 26.9% indirect equity interest in Karlovacka Pivovara d.d., or Karlovacka, a Croatian brewery. Between 1994 and 1998, we increased our indirect equity stake in Karlovacka to 34.4% . On March 31, 2003, SBE sold its interest in Karlovacka to Heineken Adria d.o.o, a subsidiary of Heineken International B.V., or Heineken International, generating a profit of Ch$23,422 million, and on April 10, 2003, we bought the remaining 50% interest of SBE through Inversiones Ecusa S.A.

Through Compañía Cervecerías Unidas Argentina S.A., or CCU Argentina, we began our expansion into Argentina by acquiring an interest in two Argentine breweries: 62.7% of the outstanding shares of Compañía Industrial Cervecera S.A., or CICSA, were acquired during January and February 1995 and 98.8% of the outstanding shares of Cervecería Santa Fe S.A., or CSF, were acquired in September 1995. In 1997, CCU Argentina increased its interest in CICSA to 97.2% and in CSF to 99.9% through the purchase of minority interests. In January 1998, we decided to merge these two breweries into one company operating under the name of CICSA. Following the merger, CCU Argentina’s interest in CICSA was 99.2% . In April 1998, CCU Argentina completed the purchase of the brands and assets of Cervecería Córdoba for US$8 million. After subsequent capital increases, the last one in June 2008, our interest in CCU Argentina reached 95.9%, with Anheuser-Busch Incorporated’s, or Anheuser-Busch, interest at 4.1% .

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

To increase our presence in the premium beer segment, we acquired in November 2000 a 50% stake in Cervecería Austral S.A., located in the city of Punta Arenas, with an annual production capacity of 6.1 million liters. Further, in May 2002, we acquired a 50% stake in Compañía Cervecera Kunstmann S.A., located in the city of Valdivia, with a current annual production capacity of 5.9 million liters. See “– Our Beer Business – Our Beer Business in Chile – Beer Production and Marketing in Chile”.

In February 2003, we began the sale of a new product for our beverage portfolio, pisco, under the brand Ruta Norte. Pisco is a grape spirit very popular in Chile that is produced in the northern part of the country and the southern part of Peru. Our pisco, at that time, was only produced in the “Elqui Valley” in the IV Region of Chile and it was sold throughout the country by our beer division sales force. In March 2005, we entered into an association with the second largest pisco producer at that time, Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda., or Control. This new joint venture was named “Compañía Pisquera de Chile S.A.”, to which the companies contributed principally with assets, commercial brands and – in the case of Control – also some financial liabilities. Currently we own 80% of Compañía Pisquera de Chile and Control owns the remaining 20%. According to Nielsen numbers as of December 2007, Compañía Pisquera de Chile has a 46% market share of the Chilean pisco industry.

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

In August 2003, VSP formed Viña Tabalí S.A., a joint venture in equal parts with Sociedad Agrícola y Ganadera Río Negro Ltda. for the production of premium wines. This winery is located in the Limarí Valley, Chile’s northernmost winemaking region, which is noted for the production of outstanding wines. In January 2007, Viña Tabalí S.A. bought the assets of Viña Leyda, located in the Leyda Valley, a new winemaking region south of Casablanca Valley and close to the Pacific Ocean. Viña Leyda produces excellent wines that have won awards in different international contests. After this acquisition, Viña Tabalí S.A. changed its name to Viña Valles de Chile S.A.

In January 2004, we entered the confectionery business by means of a joint venture between our subsidiary ECUSA and Empresas Lucchetti S.A. (which has been renamed “Industria Nacional de Alimentos S.A.”), a subsidiary of Quiñenco, with a 50% interest each in Calaf S.A. (which has been renamed “Foods Compañía de Alimentos S.A.”), a corporation that acquired the trademarks, assets and know-how, among other things, of Calaf S.A.I.C. and Francisca Calaf S.A., traditional Chilean candy makers, renowned for more than a century. We sell Calaf’s products together with our soft drinks, with the potential to reach more than 90,000 clients. This new challenge offers an interesting growth potential to ECUSA in the ready-to-eat market segment.

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

In May 2007, we entered the rum market with our proprietary brand Sierra Morena in two versions: Añejado and Extra Añejado.

In December 2007, we entered into an agreement with Nestlé Chile S.A. and Nestlé Waters Chile S.A., the latter of which acquired a 20% interest in our subsidiary Aguas CCU-Nestlé Chile S.A., the company through which we develop our bottled water business in Chile. As part of this new association, Aguas CCU-Nestlé Chile S.A. will produce and sell the Nestlé Pure Life brand in Chile. Nestlé has a call option to increase its ownership in Aguas CCU-Nestlé Chile S.A. by an additional 29.9%, which expires on June 5, 2009.

In April 2008, we bought the Argentine brewer ICSA after receiving the approval of the Argentine antitrust authorities. ICSA owns, among other assets, the Bieckert, Palermo and Imperial beer brands, which together represented approximately 5.8% of the Argentine beer market, and a brewery in Luján, Buenos Aires, with a nominal production capacity of 270 million liters per year.

CAPITAL EXPENDITURES

The capital expenditures figures shown below reflect amounts on the date they are recorded in our accounting records and therefore may not match cash flow figures since these reflect payments when made. Our capital expenditures for 2005, 2006 and 2007 were Ch$42,054 million, Ch$46,564 million and Ch$53,219 million, respectively, totaling Ch$141,837 million, of which Ch$54,065 million were invested in our beer operations in Chile, Ch$21,996 million in our Argentine beer operations, Ch$32,151 million in our soft drink and mineral water operations, Ch$9,196 million in our wine operations and Ch$10,639 million in our spirits operations during the years mentioned above.

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

In Chile, during 2006, capital expenditures in our beer division were focused principally on marketing assets, new packaging and a new canning line. In Argentina, our capital expenditures were primarily for new packaging and marketing assets. Capital expenditures were incurred in our soft drink division mainly for new proprietary and generic bottles, a new PET line for Cachantun and marketing assets. Regarding our wine operations, the remodeling of the plant and the purchase of barrels and machinery were the main expenses. In our pisco business, we increased the fermentation and storage capacity, we remodeled certain plants and we made environmental improvements.

In Chile, during 2007, capital expenditures in our beer division were focused principally on capacity expansion, new packaging, improvements and change of equipment and marketing assets. In Argentina, our capital expenditures were primarily for marketing assets, new packaging and the use of leased additional capacity at the Luján plant. Capital expenditures were incurred in our soft drink division mainly for new packages, marketing assets and equipment improvement. Regarding our wine operations, the acquisition of equipment, tanks, the remodeling of the Molina plant, new technology on irrigation and new land were the main expenses. In our pisco business, the construction, equipment and starting operations of the new production facility in Ovalle, as well as environmental improvements, were the most relevant expenses.

Our principal capital expenditures for the period 2005-2007 are displayed in the following table. The information is presented in constant million Chilean pesos of December 31, 2007.

		2005

		(Million Ch$)
Beer Chile
Machinery and equipment		5,165
Packaging		3,132
Packaging line improvements		2,202
Marketing assets		1,651
Others		5,002

	Total	17,152

Beer Argentina
Machinery and equipment		6,906
Packaging		794
Marketing assets		729
Others		224

	Total	8,653

Soft Drinks & Mineral Water
Packaging		3,386
New packaging line		3,229
Marketing assets		837
Packaging line improvements		335
Others		1,239

	Total	9,026

Wine
Machinery and equipment		1,151
Barrels		490
Increase in reserve wines storage capacity		360
Environmental improvements		116
Others		1,463

	Total	3,580

Pisco
Barrels		495
Machinery and equipment		207
Plants improvements		195
Others		10

	Total	906

Others
Injection and blow molds		1,868
Software and hardware		188
Industrial shed extension		188
Others		493

	Total	2,737
	TOTAL 2005	42,054

		2006

		(Million Ch$)
Beer Chile
Marketing assets		5,911
Packaging		5,430
Machinery and equipment		2,597
Packaging line improvements		2,154
Others		1,356

	Total	17,448

Beer Argentina
Packaging		2,038
Marketing assets		1,688
Machinery and equipment		1,020
Others		1,523

	Total	6,269

Soft Drinks & Mineral Water
New packaging lines		3,997
Packaging		3,436
Marketing assets		2,525
Machinery and equipment		1,301
Others		1,003

	Total	12,262

Wine
Barrels		739
Machinery and equipment		670
Plants improvements		503
Environmental improvements		238
Others		437

	Total	2,587

Pisco
Improvement in production, fermentation and aged capacities		3,129
Plants improvements		517
Environmental improvements		266
Others		808

	Total	4,720

Others
New offices interior finishing		1,743
Software and hardware		610
Injection and blow molds		448
Others		477

	Total	3,278
	TOTAL 2006	46,564

		2007

	(Million Ch$)
Beer Chile
Machinery and equipment		8,189
Packaging		6,857
Marketing assets		2,328
Others		2,091

	Total	19,465

Beer Argentina
Marketing assets		1,793
Packaging		1,311
Machinery and equipment		1,243
Others		2,727

	Total	7,074

Soft Drinks & Mineral Water
Packaging		3,343
Marketing assets		2,867
Machinery and equipment		2,078
New packaging lines		762
Others		1,812

	Total	10,863

Wine
Machinery and equipment		1,031
Barrels		286
Plants improvements		229
Land and plantations		134
Others		1,349

	Total	3,029

Spirits
Ovalle production plant		4,330
Environmental improvements		613
Others		69

	Total	5,013

Others
Building and remodeling warehouses		3,017
New offices interior finishing		2,020
Software and hardware		1,150
Injection and blow molds		406
Others		1,184

	Total	7,775
	TOTAL 2007	53,219

Business Overview

Summary

We are mainly a diversified beverage company operating principally in Chile and Argentina. We are the largest brewery in Chile, the second largest brewery in Argentina, the third largest soft drinks producer in Chile, after the two largest Coca-Cola bottlers in Chile, the largest mineral water and bottled nectar producers in Chile, the second largest wine producer in Chile, one of the largest pisco producer in Chile and also we participate in the rum and confectionery industries in Chile. Our beer and soft drink products include a wide range of proprietary, licensed and imported brands.

In 2007, we had consolidated net sales of Ch$628,284 million, of which 39.5% was accounted for by our beer sales in Chile, 11.0% by our beer sales in Argentina, 27.5% by our soft drinks, nectar and mineral water sales in Chile, 13.8% by wine sales, 6.3% by spirits sales and the remainder by sales of other products.

Beer. We estimate that our share of the Chilean beer market by volume was approximately 88% for 2005, 86% for 2006 and 87% for 2007. Our line of beers in Chile includes a full range of super-premium, premium, medium-priced and popular-priced brands, which are primarily marketed under seven different proprietary brands and three brand extensions. Our flagship brand, Cristal, is Chile’s best selling beer, accounting for an estimated 52% of all 2007 beer sales by volume in Chile. We are the only brewery in Chile with a nationwide production and distribution network. In addition, we are the exclusive producer and distributor in Chile of Heineken beer, the exclusive distributor in Chile of imported Budweiser beer and the exclusive local producer and importer of Paulaner beer. We also produce, under license, Austral beer and distribute brands.

We entered the Argentine beer market in 1995 by acquiring two breweries and their brands, CICSA and CSF. Additionally, in 1998, we bought the brands and assets of Cervecería Córdoba. Under a joint venture agreement entered into with Anheuser-Busch in 1995, we began importing, selling and distributing Budweiser beer in Argentina in March 1996. We began production and distribution of locally produced Budweiser beer in Argentina in December 1996 as part of our strategy to develop Budweiser as the flagship brand of our Argentine operations. In April 2008, we bought ICSA and as a result added to our portfolio the brands Palermo, Bieckert and Imperial. In addition, we are the exclusive producer and distributor in Argentina of Heineken brand beer and the exclusive distributor in Argentina of imported Corona, Negra Modelo, Paulaner and Guinness beer brands. Currently, we and Anheuser-Busch have 95.9% and 4.1%, respective interests, in our Argentine subsidiary, CCU Argentina. We estimate that our market share by volume of the Argentine beer market was approximately 16% in each of the three years 2005, 2006 and 2007, according to CICA.

Soft Drinks, Mineral Water and Nectars. We produce and sell soft drink and mineral water products in Chile, including our proprietary brands and brands produced under license from PepsiCo, Schweppes Holdings Ltd. and Promarca. We estimate that our Chilean soft drinks market share by volume, not including nectars, was approximately 18% in 2005, 18% in 2006 and 19% in 2007 and that our mineral water market share by volume was 62% in 2005, 67% in 2006 and 63% in 2007.

Wine. We entered the Chilean wine industry in 1994 with the acquisition of a 48.4% interest in VSP, Chile’s third largest winery in the domestic market and second largest wine exporter. After making subsequent investments, we currently have a 58.1% interest in VSP. VSP produces and markets a full range of wine products for both the domestic and export markets. We believe that in 2007, VSP’s sales by volume amounted to approximately 20% of total measured domestic industry sales by volume and 10% of Chile’s total wine export sales by volume, excluding bulk wine, according to our estimates and those of the Wineries of Chile Association. VSP’s main vineyard is located in Molina, 200 kilometers south of Santiago. VSP’s domestic wine products are distributed through our nationwide distribution system with dedicated sales forces in the major cities and its export products are sold in 80 different countries through distribution agents.

Spirits. In February 2003, we began the sale of a new product for our beverage portfolio, pisco, under the brand Ruta Norte. Pisco is a grape spirit very popular in Chile that is produced in the northern part of the country and the southern part of Peru. Our pisco was produced in the Elqui Valley in the IV Region of Chile and it was sold throughout the country by the beer division sales force. In March 2005, we entered into an association with the second largest pisco producer at that time, Control. This new joint venture was named Compañía Pisquera de Chile S.A., or CPCh, to which the companies contributed principally with assets, commercial brands and – in the case of Control – also some financial liabilities. Currently we own 80% of Compañía Pisquera de Chile and Control owns the remaining 20%. According to Nielsen numbers, Compañía Pisquera de Chile has 46% market share of the Chilean pisco industry. In May 2007, we added new spirit category, rum, through our joint venture subsidiary CPCh under the brand name Sierra Morena.

Confectionery. In January 2004, we entered the confectionery business by means of a joint venture between our subsidiary ECUSA (currently, this investment belongs to our subsidiary CCU Inversiones S.A.) and Empresas Lucchetti S.A. (currently, Industria Nacional de Alimentos S.A.), a subsidiary of Quiñenco. Each company acquired a 50% interest in Calaf S.A. (which has been renamed “Foods Compañía de Alimentos S.A.”), a corporation that acquired the trademarks, assets and know-how, among other things, of Calaf S.A.I.C. and Francisca Calaf S.A., traditional Chilean candy makers that have been in business for more than a century. We now sell Calaf’s products together with our soft drinks, with the potential to reach more than 90,000 clients. This new challenge offers an interesting growth opportunity to ECUSA in the ready-to-eat market segment.

Distribution Network. In Chile, we have an extensive and integrated distribution network for the sale and distribution of beer, soft drinks, mineral water, nectars, wine, pisco, rum and confectionery products including a total of 16 owned or leased warehouses, a network of independent transportation companies and a direct sales force of approximately 950 people who sell our products to approximately 94,000 customers throughout Chile.

In Argentina, our sales and distribution network for our beer products consists of six owned or leased warehouses, a direct sales force reaching approximately 25,400 customers plus 11 supermarket chains, and 174 distributors.

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

Our Beer Business in Chile

The Chilean Beer Market. We estimate that annual beer consumption in Chile was 570 million liters in 2007, or approximately 34 liters per capita. The following chart shows our estimates for total and per capita consumption levels for beer in Chile for the years 2003 - 2007:

Year	Total Sales Volume (1)	Per Capita (2)

	(millions of liters)	(liters)

2003	418	26
2004	425	26
2005	479	29
2006	548	33
2007	570	34

________________________
(1)	Based on our sales data, competitors’ publicly available information, equity research analyst reports, imports and export data from customs authorities.
(2)	Population estimated in accordance with the national census of April 2002.

We estimate that the total beer market increased by approximately 4% in terms of volume sold during 2007 as compared to 2006. We believe that this positive growth in the beer market is the result of the actions taken by us since 2001 to increase beer consumption in Chile with new products, new packaging and by creating new occasions for consumption, in addition to positive Chilean economic conditions.

Virtually all of the beer consumed in Chile is produced by three Chilean manufacturers: us, Cervecería Chile and Cervecería Austral S.A., or Cervecería Austral, whose principal brands of beer in Chile are Cristal, Báltica and Austral, respectively. According to our estimates, during 2007, we and Cervecería Chile accounted for approximately 87% and 12% of total beer sales in Chile, respectively. In November 2000, we acquired a 50% stake in Cervecería Austral, located in the city of Punta Arenas. This brewery has an annual production capacity of 6.1 million liters and had less than 1% market share during 2007. In October 2001, Cervecería Austral entered into a license agreement with our subsidiary, Cervecera CCU Chile Limitada, to produce and sell our brand Cristal, and also any other brand, owned by or licensed to Cervecera CCU Chile Limitada in the southern part of Chile. During 2003, Cervecería Austral began the production and sale of our brands Cristal, Escudo and Dorada 6.0. In May 2002, we acquired a 50% stake in Compañía Cervecera Kunstmann S.A., located in the city of Valdivia. In November 2006, we acquired additional shares of Kunstmann that allowed us to consolidate this subsidiary into our financial statements since that month. This brewery has an annual production capacity of 5.9 million liters during 2007. Due to the high costs of shipping beer to Chile and Chile’s returnable glass bottle system, sales of imported beer are not significant, representing an estimated 1% of total beer industry volume in 2007.

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

Beer Production and Marketing in Chile. The production of beer in Chile is our principal activity, generating net sales of Ch$206,625 million, Ch$233,767 million and Ch$248,399 million or 38.3%, 39.9%, and 39.5% of our total net sales in 2005, 2006 and 2007, respectively. Our sales of beer by volume in Chile increased 4.3% in 2007 as a result of efforts made by us since 2001 to increase beer consumption in Chile by launching new products, developing new packaging and creating new occasions for consumption, in addition to positive Chilean economic conditions.

The following table shows our proprietary brands, brands produced under license and brands imported under license for the Chilean market:

Super-Premium	Premium	Special	Popular-priced
beer brands	beer brands	beer brands	beer brands

Royal Guard	Cristal	Lemon Stones	Dorada 6.0
Royal Light	Cristal Red Ale
Heineken (1)	Cristal Black Lager
Budweiser (2)	Escudo
Paulaner (1)	Morenita
Austral (1)
Kunstmann

_______________________________________________
(1)	Produced under license
(2)	Imported

Cristal is our principal and best selling beer brand in Chile. Cristal Red Ale and Cristal Black Lager are brand extensions of Cristal, which were launched in April 2006 and April 2007, respectively. Escudo, Chile’s second most popular beer, is targeted to young-adult consumers. Royal Guard is our single, proprietary, super-premium brand. Royal Light is a light beer extension of the Royal Guard line and contains a lower alcohol content. Morenita is a dark beer and Dorada 6.0 is a discount brand. Lemon Stones is a lemon flavored sweetened beer, with a 2.5% alcohol content.

During 2007, we exported 3.2 million liters of beer from Chile. Although we continually explore export opportunities, we do not expect beer exports to be a significant source of sales in the future since our primary focus is on the Chilean domestic market.

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

Additionally, we produce, bottle and distribute Paulaner beer under license from Paulaner Brauerei AG, which is controlled by the BrauHolding International GmbH Group, a joint venture between Heineken and the Schörghuber Group. The current Import and License agreement, executed in 1995, which supersedes all prior agreements, provides us with the exclusive right to produce in Chile super-premium beer under the Paulaner label and distribute in Chile a variety of additional imported Paulaner products. Its term is five years, beginning in May 1995, automatically renewable for successive five-year periods unless otherwise stated by any party. The Schörghuber Group was, until April 2003, one of the two beneficial shareholders of IRSA, our major shareholder.

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

Our beer products sold in Chile are bottled or packaged in returnable and non-returnable bottles, aluminum cans or stainless steel kegs at our production facilities in the Chilean cities of Santiago, Temuco and Antofagasta. During 2005, 2006 and 2007, we sold our beer products in Chile in the following packaging formats:

Percentage of Total Beer Products Sold

Container	2005	2006	2007

Returnable (1)	69%	64%	61%
Non-Returnable (2)	24%	30%	34%
Returnable Kegs (3)	6%	6%	5%

Total	100%	100%	100%

____________________
(1)	Returnable beer containers include glass bottles of various sizes.
(2)	Non-Returnable beer containers include bottles and aluminum cans, both of assorted sizes.
(3)	Returnable kegs are stainless steel containers, which have a capacity of 20, 30 and 50 liters.

We obtain all of our glass bottles and cans from third party suppliers. See “– Raw Materials”.

We directly distribute our beer products throughout Chile to:

•	off-premise retail: small and medium sized retail outlets, which in turn sell beer to consumers for take-out consumption;
•	on-premise retail: retail establishments such as restaurants, hotels and bars for on-premise consumption;
•	wholesalers; and
•	supermarket chains.

In 2005, 2006 and 2007, the percentage mix of the above distribution channels for our beer products in Chile was as follows:

Percentage of Total Beer Products Sold

Distribution Channels	2005	2006	2007

Off-premise retail	39%	37%	38%
On-premise retail	19%	18%	18%
Wholesalers	21%	20%	20%
Supermarkets	21%	24%	24%

Total	100%	100%	100%

As of December 31, 2007, we had more than 37,000 customers in Chile for our beer products, none of which accounted for more than 2% of our total beer sales by volume, with the exception of two large supermarket chains that represented a combined total of 11%. During 2007, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains. We do not maintain any long-term contractual arrangements for the sale of beer with any of our customers in Chile.

The following table sets forth our beer sales volume in Chile, by category, during each of the last five years:

Category	2003 (1)	2004	2005 (2)	2006	2007

	(in millions of liters)
Super-Premium	21.9	31.5	34.3	37.8	46.2
Premium	302.9	307.1	358.6	403.2	418.8
Special	8.7	7.4	7.2	6.0	5.5
Medium-Priced	14.7	14.6	0.0	0.0	0.0
Popular-Priced	23.5	20.1	17.0	23.8	20.7
Other Brands	0.0	0.0	0.0	0.0	0.0

Total	371.8	380.7	417.0	470.8	491.1

________________
(1)	Escudo beer brand has been classified as a premium beer effective January 2003; previous years were not reclassified. Since 2003, free samples for promotions are considered in sales volume.
(2)	Morenita beer brand has been classified as a premium beer effective January 2005, previous years were not reclassified

The above figures do not include:
  export sales to third parties, which amounted to 0.1, 0.0, 0.0, 2.2 and 3.2 million liters in 2003, 2004, 2005, 2006 and 2007.

The average price, based on December 2007 Chilean pesos, per liter to our customers for beer products in Chile increased from an average of Ch$462 in 2003 to Ch$497 in 2007. The four-year compounded annual growth rate was 1.9% .

Our beer production in 2007 was centralized in the Santiago and Temuco plants in addition to the bottling facility in Antofagasta. The Temuco plant commenced in November 1999, replacing the closed plants of Concepción and Osorno. For a more detailed discussion of our capital expenditure program, see “– History and Development of the Company – Capital Expenditures”.

Raw Materials. The principal raw materials used in our production of beer are malt, rice, water and hops. We obtain our supply of malt from local producers and in the international market. During 2007, we renewed and signed long-term contracts with local producers for approximately 40% of our requirements. The balance for 2008 is expected to continue to be imported, from Canada, Argentina and Uruguay. During 2007, we received 35,000 tons of malt from Canada, Argentina and Uruguay, representing 100% of our imports. Rice is obtained from local and international suppliers in spot transactions and/or annual contract agreements. We pre-treat rice in order to ensure that it meets our standards of quality. We import hops mainly pursuant to contracts with international suppliers, in the United States, which permits us to secure supplies for periods of up to four years.

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

We generally purchase all of the glass bottles used in packaging our beer from the major national glass supplier in Chile, Cristalerías Chile S.A. under one-year agreements. In addition, other sources, principally in Argentina, can be used when price and delivery terms are favorable. During 2007, all of our requirements for aluminum cans were purchased from a local supplier, Rexam Chile S.A., formerly Latasa Chile S.A., but if price and delivery conditions are favorable, cans can be imported. Our kegs used for draft beer, are purchased from various suppliers outside Chile. We obtain the labels for our beer products principally from local suppliers. Crowns and plastic caps are principally purchased from three suppliers in Chile.

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

During 2007, after production, bottling and packaging, our beer was either stored at one of the three production facilities or transported to a network of 16 warehouses which are located throughout Chile and are either owned or leased by us. Beer products are generally shipped from the region of production to the closest warehouse, allowing us to minimize our transportation and delivery costs. In July 2002, Comercial Patagona Ltda. began selling all of our beer products in the country’s Twelfth Region. Comercial Patagona Ltda. is a subsidiary of Cervecera Austral S.A. that is responsible for the sales and distribution of our products and those of Cervecera Austral in Chile’s extreme south.

During 2007, we had approximately 242 salesmen, responsible for our sales of beer and other products in Chile. This sales force is divided into two categories: one exclusively responsible for sales of beer and the other responsible for sales of beer and soft drink products, all of them through a pre-sell system. As of April 2004, the sales operation of soft drinks in the cities of Iquique, Antofagasta, Calama and Copiapó was transferred from our beer division sales force to ECUSA’s sales force. Therefore, currently our beer division sells soft drink products only in some rural areas of the country, representing approximately 3% of the total soft drink and mineral water sales by volume in Chile.

In October 2005, we launched Comercial CCU S.A., a pilot plan under which a single sales force sells all of our beverage and sweet snack products, so as to capture sales synergies and focus their efforts on executing sales. Originally, this plan was piloted in the rural areas and small cities in southern Chile. During 2008, it is expected to expand to northern Chile.

In 2007, beer represented 98% of the volume sold by our beer division in Chile. The remaining 2% of sales volume was accounted for by soft drinks and mineral water sales. Our customers make payment for our products either in cash at the time of delivery or in accordance with one of various credit arrangements. Payment on credit sales for beer is generally due 25 days from the date of delivery. Credit sales accounted for 25%, 28% and 28% of our beer sales in Chile in 2005, 2006 and 2007, respectively. Losses on credit sales of beer in Chile have not been significant.

Beginning in October 2001, all of the warehouses and transportation companies used to store and deliver all of our products, are managed on a consolidated basis by our subsidiary Transportes CCU Ltda.

Seasonality. As a result of the seasonality of the beer industry, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth calendar quarters (i.e., those months corresponding to the holidays as well as the summer vacation season in Chile).

The following table shows our annual sales volume of beer in Chile, including exports, by quarter in 2005, 2006 and 2007:

Year	Quarter	Sales Volume	% of Annual

		(millions of liters)	Sales Volume

2005	1st quarter	126.8	30.4
	2nd quarter	71.6	17.2
	3rd quarter	79.9	19.2
	4th quarter	138.7	33.3

	Total	417.0	100.0

2006	1st quarter	137.0	29.1
	2nd quarter	86.5	18.4
	3rd quarter	97.6	20.7
	4th quarter	149.7	31.8

	Total	470.8	100.0

2007	1st quarter	145.1	29.6
	2nd quarter	88.1	17.9
	3rd quarter	100.7	20.5
	4th quarter	157.2	32.0

	Total	491.1	100.0

Geographical Markets. Our main beer production facility is located in Santiago. Santiago and the surrounding areas (referred to as the Metropolitan Region) account for approximately 40% of the population of Chile and accounted for approximately 37% of our beer sales by volume in 2007. We also have one additional beer production facility (Temuco) and one additional bottling facility (Antofagasta) located outside the Santiago metropolitan area. Virtually all of our brands are distributed to customers located within the geographic areas of the corresponding production facilities.

Competition. Our principal competitor in the beer business is Cervecería Chile (a subsidiary of InBev), which commenced operations in Chile during the second half of 1991, resulting in a loss of market share for us. Nevertheless, after experiencing a market share low of 86% in both 1994 and 1995, we were able to recapture our lost market share, reaching 90% market share in 2004. However, in 2005, Cervecería Chile launched a new product which negatively affected our market share, and in 2006, we had 86% market share. This downturn was reversed in 2007, as we began to recapture some of the lost market, obtaining 87% market share.

Our estimated share of the Chilean beer market over the last five years is as follows:

Year	Our Chilean Market Share for Beer (*)

2003	89%
2004	90%
2005	88%
2006	86%
2007	87%

________________
(*)	Considers beer sold directly by Austral and Kunstmann

Our competitor, Cervecería Chile has one production facility located in Santiago and distributes its products throughout the country. Cervecería Chile uses third party distributors in Region I in the north, and from the city of Castro in the Region X to the south. We estimate that the sales of Cervecería Chile’s brands of beer by volume accounted for approximately 13% of total beer sales in 2006 and 12% in 2007.

In 2007, we estimate that Cervecería Chile had an annual production capacity of approximately 105 million liters which represents approximately 16% of our annual nominal production capacity in Chile.

Due to the high cost of shipping beer to Chile and the competitive advantage inherent to domestic producers as a result of Chile’s returnable glass bottle system, imported beer is not a significant component of the Chilean beer market. We estimate that imports and microbreweries accounted for approximately 1% of total beer sales by volume during 2007.

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

In December 1995, we entered into a joint venture agreement pursuant to which Anheuser-Busch acquired a 4.4% interest in CCU Argentina. The agreement involved two kinds of contracts: an investment and a licensing contract. Under the investment contract, Anheuser-Busch had an option, which expired in 2005, to increase its interest in CCU Argentina to 20%. The licensing contract has a duration of 20 years and grants CCU Argentina the exclusive right to produce, package, market, sell and distribute Budweiser beer in Argentina. In June 2008, after the last capital expansion, Anheuser-Busch reduced its interest in CCU Argentina to 4.1% and we increased our participation to 95.9% . See “Item 3: Risk Factors”.

Between 1996 and June 2008, we and Anheuser-Busch invested approximately US$301 million and US$23 million in CCU Argentina, respectively. Among other things, this capital was used to prepay debt incurred to acquire the initial stake in CICSA and CSF, increase CCU Argentina’s stake in these same subsidiaries, increase plant capacity, purchase land in Zárate (a region close to Buenos Aires), purchase the brands and assets of Cervecería Córdoba, reduce short term debt, buy a canning line for the Santa Fe plant, and acquire ICSA.

In January 1998, we merged two of our subsidiaries, CICSA and CSF. Currently both plants operate under the CICSA name. As a result of the merger of CICSA and CSF, CCU Argentina holds a 99.6% interest in CICSA as of December 2007.

In April 1998, CCU Argentina paid approximately US$8 million to acquire the brands and assets of Cervecería Córdoba. After the solution of certain labor issues, we began the production of the Córdoba brand at our Santa Fe plant during mid 1998.

In April and June 2008, CICSA paid an aggregate amount of US$88 million to acquire ICSA. Among other assets, ICSA owns, the Bieckert, Palermo and Imperial beer brands, and a brewery in Luján, Buenos Aires, which has a nominal production capacity of 270 million liters per year.

The Argentine Beer Market. The Argentine beer market is estimated by us to be almost three times the size of Chile’s. Traditionally, beer and wine have been the principal alcoholic beverages consumed in the country. We estimate that annual beer consumption in Argentina was 1,579 million liters, or approximately 40 liters per capita in 2007.

The table below sets forth our estimates of beer consumption in Argentina during each of the last five years:

Year	Volume	Per Capita (*)

	(in millions of liters)	(liters)

2003	1,292	34
2004	1,333	35
2005	1,389	36
2006	1,472	38
2007	1,579	40

________________
(*)	Population estimated based on Argentina’s national census of 2001.

We estimate that total beer consumption in Argentina increased at a four-year compounded annual growth rate of 5.1% between 2003 and 2007. During 2007, the Argentine beer market increased 7.2%, due to a recovery in consumption and an increase in consumer confidence.

Since January 2006, the Argentine Government has adopted different methods to directly and indirectly regulate price increases of various consumer goods, including bottled beer, in an effort to slow inflation. Once the government approves a price increase for each beer company, wholesale prices are negotiated between the producer and the purchaser. Prices to consumers are determined by the negotiated wholesale price, as impacted by the producer's product pricing strategy. In order to optimize its profit margins, the producer must carefully manage its product and channel mix and trade discounts.

Beer Production and Marketing in Argentina. Our production of beer in Argentina generated net sales of Ch$51,248 million, Ch$62,084 million and Ch$69,269 million representing 9.5%, 10.6%% and 11.0% of our total net sales in 2005, 2006 and 2007, respectively. The increases during this period were the result of higher prices and volumes, as a consequence of a better economic environment in Argentina.

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
Paulaner (2)

________________
(1)	Produced under license
(2)	Imported

Schneider is our principal proprietary brand in Argentina, accounting for 35% of our Argentine sales volume in 2007. We began local production of Budweiser brand beer in December 1996. Budweiser beer represented 30% of our Argentine sales volume in 2007. Since February 2002, our Budweiser one-liter returnable bottle, the main format in the market, has been priced at the same level as the leading brand in the market. In June 2003, we began selling locally produced Heineken beer. Our Schneider brand is sold in three varieties, regular lager, dark and Schneider Fuerte 6.0°, a brand extension with 6.0% of alcohol; the Salta brand is sold in regular and strong lager, and dark varieties, and the Santa Fe brand is sold in regular lager and dark varieties. The Córdoba brand is sold only as a regular lager. During 1997, we began to import Guinness beer from Ireland, making Argentina the only country in South America where Guinness draught is sold. During 2001, we began importing Corona beer from Mexico, and during 2005 and 2007, we also began importing Negra Modelo beer from Mexico and Paulaner beer from Germany. During 2007, we exported 18.7 million liters of beer from Argentina, representing 6.9% of CCU Argentina’s beer sales volume.

Our beer products are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans, or stainless steel kegs at our production facilities. During 2005, 2006 and 2007, we sold our beer products in Argentina in the following packaging formats:

Percentage of Total Beer Products Sold

Container	2005	2006	2007

Returnable (1)	91%	88%	85%
Non-Returnable (2)	8%	10%	13%
Returnable Kegs (3)	2%	2%	2%

Total	100%	100%	100%

________________
(1)	Returnable beer containers include glass bottles of various sizes.
(2)	Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.
(3)	Returnable kegs refer to stainless steel containers in assorted sizes.

We obtain all of our glass bottles from third-party suppliers located in Argentina and Brazil, and stainless steel kegs from third-party suppliers in Germany and Spain.

In Argentina, though most beer is sold to wholesalers, we also sell our products to retailers and supermarket chains. In 2005, 2006 and 2007, the percentage mix of the above distribution channels for our beer products in Argentina was as follows:

Percentage of Total Beer Products Sold

Distribution Channels	2005	2006	2007

Wholesalers	78%	77%	76%
Retailers	14%	15%	14%
Supermarkets	8%	9%	10%

Total	100%	100%	100%

In 2007, we sold to approximately 25,400 customers in Argentina, none of which individually accounted for more than 3% of our total beer sales by volume, with the exception of two large distributors that represented a combined total of 16%.

The following table sets forth our beer sales volume in Argentina by category during each of the last five years:

Category	2003	2004	2005	2006	2007

	(in millions of liters)

Super-premium	9.4	20.3	25.7	30.8	38.3
Premium	77.5	80.5	85.8	96.2	109.5
Medium-priced	91.8	103.0	106.3	104.6	104.6
Popular-priced	6.6	1.1	2.5	1.8	1.1

Total	185.3	204.9	220.2	233.4	253.5

The average price, based on December 2007 Chilean pesos, to our customers for our beer products in Argentina has increased at a four-year compounded annual rate of 6.9%, from Ch$192 per liter in 2003 to Ch$251 per liter in 2007, mainly due to the effect of the Argentine peso’s devaluation and a higher sales mix of super-premium brands.

The license agreement between CCU Argentina and Anheuser-Busch, which provides CCU Argentina with the exclusive right to produce, package, market, sell and distribute Budweiser beer in Argentina, had an initial term of 20 years commencing in December 1995, which in March 2008, was extended to December 2025. Among other things, the license agreement includes provisions for both technical and marketing assistance from Anheuser-Busch. Under the license agreement, CCU Argentina is obligated to purchase certain raw materials from Anheuser-Busch or from suppliers approved by Anheuser-Busch. CCU Argentina cannot produce, package, sell or distribute within Argentina any North American beer, other than Budweiser beer, without the prior written consent of Anheuser-Busch. We began distribution of our locally produced Budweiser in December 1996. See “– Sales, Transportation and Distribution”. In addition, the license agreement is subject to certain specified market share targets and marketing expenditures. During the third quarter 2000, we and Anheuser-Busch signed an export agreement to supply Budweiser from Argentina to Paraguay, Chile and Brazil. In August 2003, the license agreement was modified, with regard to certain targets, to adjust it to the current economic situation of the Argentine market. See “Item 3: Risk Factors”.

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

In October 2006, we signed a long-term contract with ICSA to brew, bottle and package beer in the former AmBev plant in Luján, near Buenos Aires, that was purchased by ICSA. In January 2007, we began brewing our local brands in this plant, obtaining enough production capacity to ensure future growth. In April 2008, we acquired ICSA.

Raw Materials. The principal raw materials used in the production of our beer products in Argentina are malt, corn syrup, rice, water and hops. During 2007, we continued obtaining malt and rice from regional suppliers, benefiting from lower costs as compared to imported materials. We obtain rice from suppliers in Argentina and Uruguay and malt from suppliers in Argentina and Chile.

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

We generally purchase all of our glass bottles from the major national glass supplier in Argentina, Rigolleau/Cattorini, and from Saint Gobain in Brazil. During 2007, all of our requirements for aluminum cans were purchased from a local supplier, Rexam Argentina S.A., but if price and delivery conditions are favorable, cans can be imported. Kegs used for draft beer are purchased from various suppliers in Germany. Plastic storage and carrying crates, as well as the labels for beer products and crowns, are obtained from local and international suppliers.

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

Most of our beer in Argentina is sold and distributed through third party sales and distribution chains in the regions surrounding the cities of Santa Fe, Salta, Córdoba, Rosario and Buenos Aires. During the last years, we reduced the number of our distributors and replaced some of them by larger ones, among which there are currently three Coca-Cola bottlers, one in the south, another one in the north and the third one in the northeastern regions of Argentina. As of December 31, 2007, we had a direct sales force which sold our beer products to approximately 25,400 customers within the Salta, Santa Fe, Córdoba, Rosario, the Federal Capital and its outlying metropolitan area, in addition to 11 supermarket chains throughout the country.

Our Argentine beer customers either make payments for our products in cash at the time of delivery or through one of our various credit arrangements. Payment on credit sales is currently due 7 days from the date of delivery to wholesalers, and an average of 60 days of delivery to supermarkets. Credit sales accounted for 50%, 52% and 61% of our beer sales in Argentina in 2005, 2006 and 2007, respectively. Losses on credit sales of beer in Argentina have not been significant.

Seasonality. As a result of the seasonality of the beer industry, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth quarters (i.e., those months corresponding to the summer and holiday seasons in Argentina).

The following table shows the annual sales volume of beer in Argentina, including exports, during each quarter in 2005, 2006 and 2007:

Year	Quarter	Sales Volume	% of Annual

		(millions of liters)	Sales Volume

2005	1st quarter	66.6	29.3
	2nd quarter	38.3	16.9
	3rd quarter	46.0	20.3
	4th quarter	76.1	33.5

	Total	226.9	100.0

2006	1st quarter	67.3	27.5
	2nd quarter	41.6	17.0
	3rd quarter	51.0	20.9
	4th quarter	84.6	34.6

	Total	244.4	100.0

2007	1st quarter	76.4	28.1
	2nd quarter	50.2	18.4
	3rd quarter	54.5	20.0
	4th quarter	91.2	33.5

	Total	272.2	100.0

Geographical Markets. Our beer production facilities in Argentina are located in Santa Fe and Salta. Santa Fe and its surrounding areas account for approximately 8.2% of the population of Argentina and for approximately 18.4% of total beer sales of CCU Argentina by volume in 2007. The region surrounding and including the cities of Salta and Jujuy account for approximately 4.9% of the population of Argentina and for approximately 8.9% of total beer sales of CCU Argentina by volume in 2007. The region surrounding and including the city of Córdoba accounts for approximately 8.5% of the Argentine population and represents approximately 12.3% of CCU Argentina’s sales by volume. Lastly, the province of Buenos Aires accounts for approximately 44.6% of the population of Argentina and for approximately 26.1% of total beer sales of CCU Argentina by volume in 2007.

Competition. Since 2003, after the agreement between Quilmes and AmBev, the Argentine beer market consisted of four brewing groups: AmBev-Quilmes, us, Warsteiner and Galicia. The principal brands of these companies are Quilmes, Schneider, Isenbeck and San Carlos, respectively. In December 2006, ICSA, a new competitor, entered the Argentine beer market. ICSA began its operations at the former AmBev brewery in Luján producing three beer brands: Palermo, Bieckert and Imperial, which had previously belonged to Quilmes. These assets were sold by AmBev-Quilmes in response to requirements of the antitrust authorities in Argentina. According to the information made public by our competitors and our estimates for Isenbeck, the different brewing groups had the following market shares in 2007: AmBev-Quilmes, 73%; us, 16%; ICSA, 6%; Warsteiner, 5%; and Galicia, less than 1%.

The following table shows our market share in the Argentine market over the past five years:

Our Argentine Market Share for Beer

Year	Estimated Market Share

2003	14%
2004	15%
2005	16%
2006	16%
2007	16%

________________
Source: CICA

Quilmes, the beer market leader in Argentina and our principal competitor, also has beer operations in Chile, Paraguay, Uruguay and Bolivia. In February 1997, Quilmes purchased Bieckert in Argentina, and, as a result of that acquisition, increased its production capacity by approximately 170 million liters, increasing its market share by an estimated 4.9% . As of December 31, 2007, Quilmes had five breweries in Argentina with an estimated total annual production capacity of 1.2 billion liters. Quilmes’ large size enables it to benefit from economies of scale in the production and distribution of beer throughout Argentina.

We estimate that Quilmes’ average market share in 2007 decreased to 73% from 82% market share in late 1994. At that time, Companhia Cervejaria Brahma, one of the two largest beer producers in Brazil, commenced production at its new brewery in Luján, near Buenos Aires. In addition, Warsteiner, a large German brewer, commenced production at its new brewery in Zárate, also near Buenos Aires, with an annual production capacity estimated to be approximately 140 million liters. Prior to commencing production in Argentina, Companhia Cervejaria Brahma and Warsteiner competed in the Argentine market with imported beer. The other competitor, Galicia, has one plant with a total annual capacity of approximately 17 million liters. In July 1999, the merger of Companhia Cervejaria Brahma and Companhia Antarctica Paulista was announced, creating AmBev. This merger was finally approved in March 2000, creating one of the largest beverage producers in the world.

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

Due to the high cost of shipping beer to Argentina and the competitive advantage inherent to domestic producers as a result of Argentina’s returnable glass bottle system, we estimate that imported beer sales accounted for less than 1% of the total sales volume in 2007.

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

In November 1994, we merged our soft drink and mineral water businesses with the one owned by BAESA in Chile (PepsiCo’s bottler at that time) creating ECUSA for the production, bottling, distribution and marketing of soft drink and mineral water products in Chile. Therefore, we began producing PepsiCo brands under license (currently Pepsi, Pepsi Light, Seven Up, Seven Up Light, Mirinda, Gatorade and Lipton Ice Tea). On November 29, 1999, we purchased 45% of ECUSA’s shares owned by BAESA for approximately Ch$49,695 million. Since that date, we have owned 100% of ECUSA’s shares. However, we have had control of ECUSA since January 1998 after the shareholders agreement was amended. In January 2001, ECUSA and Schweppes Holdings Ltd. signed an agreement to continue bottling Crush and Canada Dry brands. See “– Our Soft Drinks, Mineral Water and Nectar Production and Marketing in Chile”.

The Chilean Soft Drinks and Mineral Water Market. Commercial soft drink production was first established in Chile by us in 1902, and mineral water production began in 1960. In 2007, we estimate that annual carbonated soft drinks consumption in Chile was 1,940 million liters or approximately 117 liters per capita. We estimate that consumption of fruit nectars and juices was 255 million liters or approximately 15 liters per capita, in 2007. We also estimate that consumption of mineral water, including both carbonated and non-carbonated, was 174 million liters or approximately 10 liters per capita, in 2007.

The soft drink market in Chile consists of both carbonated and non-carbonated beverages. The principal types of carbonated beverages are colas and non-colas. The principal non-carbonated beverages are fruit nectars and fruit juices, which are estimated to have accounted for approximately 17% of our total soft drink and mineral water sales by revenues in 2007.

The table below sets forth our estimates of total and per capita carbonated soft drinks, fruit nectars and mineral water sales in Chile during each of the last five years:

Soft Drink and Mineral Water Sales

Volume (1)					Liters Per Capita (2)

(millions of liters)
	Carbonated		Mineral		Carbonated		Mineral
Year	Soft Drinks	Nectars (3)	Water	Total	Soft Drinks	Nectars (3)	Water	Total

2003	1,606	144	135	1,885	101	9	8	118
2004	1,667	154	138	1,959	104	10	9	122
2005	1,750	185	169	2,104	108	11	10	129
2006	1,866	223	169	2,257	114	14	10	137
2007	1,940	255	174	2,369	117	15	10	143

________________
(1)	Based on our sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER.
(2)	Population estimated in accordance with the national census of April 2002.
(3)	Includes liquid juices, nectars, fruit beverages and artificial juices.

The following table sets forth our estimates as to the percentage of total carbonated soft drinks production in Chile, represented by each of the two principal categories of carbonated soft drinks during the last three years:

Type	2005	2006	2007

Colas	58%	58%	58%
Non-colas	42%	42%	42%

Total	100%	100%	100%

Since the creation of the ECUSA joint venture in November 1994, the two main soft drinks producer groups in Chile have been (i) the licensees of The Coca-Cola Company (consisting of three companies with 13 bottling plants) and (ii) us. Since August 1998, private labels have had an increasing participation in the industry, representing 3% of the total carbonated soft drink sales in Chile in 2007. Distribution of these brands is concentrated in the supermarket channel where they constituted a 11% market share in 2007. Additionally, discount brand producers have entered the market and represented 7% of the soft drinks market in 2007. Due to the strong presence of local producers, the high cost of transportation and the existing returnable bottle system that accounts for a large portion of soft drink sales volume, we believe that there is no significant market for imported soft drinks in Chile, which were estimated to represent less than 1% of all soft drinks sales by volume in 2007.

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

Our Soft Drinks, Mineral Water and Nectar Production and Marketing in Chile. Our soft drinks, nectar and mineral water production and marketing in Chile generated net sales of Ch$148,704 million, Ch$161,602 million and Ch$172,945 million, or 27.6%, 27.6% and 27.5% of our total net sales, in 2005, 2006 and 2007, respectively.

The following table shows the soft drink and mineral water brands produced and/or sold by us through ECUSA during 2007:

Brand	Product	Category	Affiliation

Bilz	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Bilz Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem Pia	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem Xtreme	Soft Drink	Functional	CCU Proprietary
Slice by Kem	Soft Drink	Non-Cola	CCU and PepsiCo
Nobis	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Canada Dry Ginger Ale	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Ginger Ale Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Agua Tónica	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Agua Tónica Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Limón Soda	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Limón Soda Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Crush	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Crush Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Pepsi	Soft Drink	Cola Licensed	PepsiCo
Pepsi Light	Soft Drink	Cola Licensed	PepsiCo
Seven-Up	Soft Drink	Non-Cola Licensed	PepsiCo
Seven-Up Light	Soft Drink	Non-Cola Licensed	PepsiCo
Lipton Ice Tea	Ice Tea	Non-Cola Licensed	PepsiCo
Mirinda	Soft Drink	Non-Cola Licensed	PepsiCo
Gatorade	Isotonic	Functional	PepsiCo
SoBe Adrenaline Rush	Energy	Functional	PepsiCo
Watt’s	Nectars	Licensed	Watt’s
Watt’s Light	Nectars	Licensed	Watt’s
Watt’s Ice Frut	Nectars	Licensed	Watt’s
Cachantun	Mineral Water	Proprietary	CCU Proprietary
Cachantun O2	Mineral Water	Functional	CCU Proprietary
Mas de Cachantun	Mineral Water	Proprietary	CCU Proprietary
Porvenir	Mineral Water	Proprietary	CCU Proprietary
Glacier	Purified Water	Proprietary	CCU Proprietary

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

Likewise, in March 2006, a new exclusive bottling agreement was executed between ECUSA and Stokely Van-Camp, Inc., a subsidiary of PepsiCo, Inc., authorizing ECUSA to bottle, sell and distribute Gatorade products in Chile, for an initial term ending on March 31, 2010, automatically renewable for successive two or three-year periods if certain conditions set forth in the contract are met. In August 2002, we began importing, selling and distributing Gatorade, the world’s number one isotonic drink. Since October 2006, we have been producing Gatorade locally.

In November 2007, ECUSA signed an exclusive bottling agreement with Pepsi Lipton International Limited, authorizing ECUSA to produce, sell and distribute ready to drink tea beverages in Chile. This agreement terminates on March 31, 2020.

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

In December 2007, we entered into an agreement with Nestlé Chile S.A. and Nestlé Waters Chile S.A., the latter of which acquired a 20% interest in our subsidiary Aguas CCU-Nestlé Chile S.A., the company through which we develop our bottled water business in Chile. As part of this new association, Aguas CCU-Nestlé Chile S.A. will produce and sell the Nestlé Pure Life brand in Chile. Nestlé has a call option to increase its ownership in Aguas CCU-Nestlé Chile S.A. by an additional 29.9%, which expires on June 5, 2009.

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

During 2005, 2006 and 2007, we sold our soft drink and mineral water products in the following packaging formats:

	Soft Drinks and Nectars			Mineral Water

Container	2005	2006	2007	2005	2006	2007

Returnable (1)	42%	41%	38%	7%	6%	6%
Non-Returnable (2)	56%	57%	60%	93%	94%	94%
“Post-Mix” (3)	2%	2%	2%	-	-	-

Total	100%	100%	100%	100%	100%	100%

________________
(1)	Returnable soft drink containers include both glass and plastic bottles of assorted sizes. Returnable mineral water containers include glass bottles of assorted sizes and returnable 19-liter jugs.
(2)	Non-returnable soft drink containers include glass and plastic bottles, and aluminum cans of assorted sizes. Non- returnable mineral water containers include plastic bottles of assorted sizes.
(3)	Post-mix cylinders are sold specifically to on-premise locations for fountain machines.

We manufacture most of our returnable and non-returnable plastic bottles and obtain all of our glass bottles and cans from third party suppliers. See “– Raw Materials” and “– Our Other Businesses”.

We directly distribute our soft drinks and mineral water products throughout Chile to:

  off-premise retail: small and medium sized retail outlets, which in turn sell to consumers for take-out consumption;
  on-premise retail: retail establishments such as restaurants, hotels and bars for on-premise consumption;
  wholesalers; and
  supermarket chains.

In 2005, 2006 and 2007, the percentage mix of the above distribution channels for our soft drinks and mineral water products in Chile was as follows:

	Percentage of Total Soft Drinks and
	Mineral Water Products Sold

Distribution Channels	2005	2006	2007

Off-premise retail	51%	54%	54%
On-premise retail	8%	8%	9%
Wholesalers	9%	8%	9%
Supermarkets	32%	30%	28%

Total	100%	100%	100%

During 2007, we had no single customer that accounted for more than 2% of our sales by volume, with the exception of two large supermarket chains that represented a combined total of 19%. During 2007, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains. We do not maintain any long-term contractual arrangements for the sale of soft drinks and/or mineral water with any of our customers.

The following table shows the sales volume of our soft drinks and mineral water by category during each of the last three years:

Category	2005	2006	2007

	(millions of liters)
Colas
Licensed	52.7	61.3	66.8
Non-colas
Proprietary	153.7	161.2	165.1
Licensed	116.2	124.1	132.9
Nectars	44.5	54.8	65.8

Soft Drinks Total	367.0	401.4	430.4

Mineral Waters
Cachantun	100.6	110.0	107.8
Porvenir	3.6	3.5	2.7
Purified Water	2.9	3.4	4.0

Total Waters	107.1	116.9	114.4

Total	474.2	518.3	544.9

The following table shows the sales volume of our soft drinks by affiliation during each of the last three years:

Affiliation	2005	2006	2007

	(millions of liters)

Proprietary	153.7	161.2	165.1
Schweppes	105.0	112.2	119.5
PepsiCo	63.8	73.2	80.1
Watt’s/Promarca (1)	44.5	54.8	65.8

Total	367.0	401.4	430.4

________________
(1)	As of December 2006, we own 50% of the rights to the Watt’s brand, currently held through our affiliate Promarca.

The average price, based on December 2007 Chilean pesos, per liter to our customers for soft drink products was almost constant from an average of Ch$325 in 2003 to Ch$327 in 2007. The four-year compounded annual growth rate increased 0.2% . For mineral water products, the average price, based on December 2007 Chilean pesos, per liter increased from an average of Ch$256 in 2003 to Ch$272 in 2007 and experienced a four-year compounded annual growth rate of 1.6% .

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

We generally purchase all of the glass bottles used in packaging soft drinks and mineral water from the major supplier in Chile, Cristalerías Chile. Other sources, principally in Argentina, Peru and Colombia, can be used when price and delivery terms are favorable; however, no significant purchases were made in either of these countries during 2007. While aluminum cans used in packaging our soft drinks are generally purchased from a local supplier, we manufacture most of our own plastic returnable and non-returnable bottles from imported polyethylene terephthalate resins, or PET, which we purchase from various suppliers. See “– Our Other Businesses”. We obtain the labels for our soft drinks and water products principally from local suppliers. Crowns and plastic caps are principally purchased from two suppliers in Chile.

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

Sales, Transportation and Distribution in Chile. Since April 2004, ECUSA manages its own sales force that is directly responsible for the exclusive servicing of soft drinks and water clients in all the cities of Chile. In October 1999, ECUSA began delivering its products in Concepción through our logistic division (currently, Transportes CCU Ltda.) while keeping its sales force separated. Due to its success, this system was implemented in Valparaíso and Viña del Mar since July 2000 and in Santiago since October 2001, through Transportes CCU Ltda., the entity in charge of delivering all of our products throughout Chile. The ECUSA sales force of 387 salesmen as of December 2007, directly sells to approximately 72,400 customers, accounting for 97% of our total soft drink and mineral water sales by volume in Chile in 2007. The area served by ECUSA accounts for approximately 75% of the Chilean population. In some rural areas of the country, ECUSA has contracted the sales services of our beer division, which sells soft drinks and mineral water products in connection with the sales of our beer products. Such sales accounted for the remaining 3% of our total soft drinks and mineral water sales by volume in Chile in 2007.

In October 2005, we launched Comercial CCU S.A., a pilot plan under which a single sales force sells all of our beverage and sweet snack products, so as to capture sales synergies and focus their efforts on executing sales. Originally, this plan was piloted in the rural areas and small cities in southern Chile. During 2008, it is expected to expand to northern Chile.

Our Chilean soft drinks and mineral water customers make payments for our products either in cash at the time of delivery or in accordance with one of our credit arrangements. Payment on credit sales is generally due 33 days from the date of delivery. Credit sales accounted for 41%, 42% and 42% of ECUSA’s soft drink and mineral water sales to third parties in Chile in 2005, 2006 and 2007, respectively. Losses on credit sales of soft drinks and mineral water in Chile have not been significant.

Seasonality in Chile. Due to the seasonality of sales for both soft drinks and mineral water products, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth calendar quarters (i.e., those months corresponding to holidays and summer vacation season in Chile).

The following table shows our annual sales volume of soft drinks and mineral water by quarter for the last three years:

		Soft Drinks & Mineral Water

			% of Annual
Year	Quarter	Sales Volume	Sales Volume

	(million liters)
2005	1st quarter	132.5	27.9
	2nd quarter	97.2	20.5
	3rd quarter	102.0	21.5
	4th quarter	142.5	30.1

	Total	474.2	100.0

2006	1st quarter	141.2	27.2
	2nd quarter	106.7	20.6
	3rd quarter	115.2	22.2
	4th quarter	155.2	29.9

	Total	518.3	100.0

2007	1st quarter	151.2	27.8
	2nd quarter	106.6	19.6
	3rd quarter	117.8	21.6
	4th quarter	169.2	31.1

	Total	544.9	100.0

Competition in Chile. Our principal competitors in the soft drink business are companies, which produce, bottle and distribute soft drinks in Chile under licenses from The Coca-Cola Company and its affiliates. The Coca-Cola Company’s products are produced, bottled and distributed in Chile through three separate licensees which market soft drinks under the Coca-Cola, Coca-Cola Light, Coca-Cola Zero, Fanta, Fanta Light, Sprite, Sprite Zero, Quatro Light, Nordic Mist, Taí, Andina nectars and juices, and Kapo juice brand names. According to store audits conducted by Nielsen, Coca-Cola and related brands accounted for approximately 67% of total carbonated soft drink sales volume in 2007. However, calculations made by us are higher than the Nielsen estimates. During 1998, a few supermarket chains began selling soft drinks products under private labels. Additionally, discount brand producers entered the market and represented, along with private labels, approximately 10% of the soft drink market in 2007 according to Nielsen. However, calculations made by us are higher than the Nielsen estimates. Even though these brands are not a significant portion of the industry, they may increase their presence in the future.

Since the formation of ECUSA, our market share has decreased as a consequence of increasing marketing activity on the part of our competitors and the entrance of private labels and discount brand producers to the market. During 2007, our market share was approximately 19%.

Our market share for our carbonated soft drink products over the last five years is presented in the following table based on store audits conducted by Nielsen and our own estimates. These Nielsen results are, for each year, higher than our own estimates.

Our Chilean Carbonated Soft Drink Market Share

Year	Nielsen	Company Estimates (*)

2003	23%	19%
2004	22%	19%
2005	22%	18%
2006	22%	18%
2007	23%	19%

________________
(*)	Based on our sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER.

Our domestic competitors in the soft drinks business have benefited from both internationally recognized brand labels (especially with regard to the Coca-Cola product line) and a large number of local bottling companies distributing their products throughout Chile. As a result of the formation of ECUSA, we also similarly benefited from the internationally recognized Pepsi brand as well as our previous competitive strengths, which include a portfolio of nationally well known brands and a nationwide distribution system. Additionally, during 2002, we launched Bilz Light, Pap Light, Agua Tónica Light and Gatorade, the world’s number one isotonic drink. Gatorade is classified as a functional product, since in addition to refreshing, it hydrates the body and replenishes mineral salts lost during sports or other physical activities. In April 2003, we introduced to the market Kem Xtreme, a soft drink with a high level of caffeine, which also is considered a functional product because it gives more energy. In September 2004, we launched Canada Dry Ginger Ale Light, and in October 2004, we re-launched Nobis, a traditional proprietary soft drink brand, to be used strategically against discount brands. In September 2006, we launched Canada Dry Limón Soda Light. In January 2007, we introduced two new products into the market: (i) Slice by Kem, a tropical fruit flavored soft drink, and (ii) SoBe Adrenaline Rush, an energy drink sold under PepsiCo license. In November 2007, we entered into a new product category, ice tea, with the brand Lipton Ice Tea, produced under the PepsiCo license.

Given the high percentage of soft drink sales volume in returnable containers coupled with the high cost of transportation to Chile, the market for imported soft drinks in Chile is not significant and accounted for less than 1% of total sales by volume in 2007. While there are no legal barriers to entry, we believe that the existing returnable bottle system and high transportation costs may continue to deter potential competitors from exporting soft drinks to Chile.

Fruit nectars under the trade name “Watt’s”, a segment of our soft drink business, face competition from other liquid and powdered juices, which are provided by a variety of local companies. After just four years from the re-launch of Watt’s nectar, we have attained our fifth year as market leader in the bottled category of nectars, with a market share of 56% during 2007, according to Nielsen.

Our main competitor in the mineral water business is Vital S.A. (a subsidiary of Embotelladora Andina S.A., one of The Coca-Cola Company licensees in Chile). We estimate that our sales of Cachantun and Porvenir brand mineral waters accounted for approximately 63%, while those of Vital S.A. products accounted for approximately 32% of total mineral water sales by volume in 2007. Small domestic bottlers, private labels, as well as imported mineral water products, comprise the remaining 4% sales volume.

The following chart shows estimates of our mineral water market share for the last five years based on store audits conducted by Nielsen and our own estimates. These Nielsen results are, for each year, higher than our own estimates.

Our Chilean Mineral Water Market Share

Year	Nielsen	Company Estimates (*)

2003	64%	56%
2004	64%	57%
2005	67%	62%
2006	72%	67%
2007	69%	63%

________________
(*)	Based on our sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER. Does not consider Glacier purified water sales.

Our Wine Business

Overview. We entered the Chilean wine market in October 1994 with the purchase of 48.4% of VSP’s equity for approximately Ch$16,042 million, thereby acquiring an interest in the third largest winery in Chile. During the first half of 1995, VSP’s capital was increased by approximately Ch$13,406 million, of which we contributed approximately Ch$7,303 million. During August-October 1997, VSP’s capital was increased again by approximately Ch$10,902 million, of which we contributed approximately Ch$6,076 million, plus approximately Ch$175 million in additional shares bought during October 1997 in the local stock market. Furthermore, in October 1998 and during 1999, we purchased additional shares in VSP through the local stock exchanges for an amount of approximately Ch$5,074 million. During March-June 1999, VSP’s capital was increased by approximately Ch$16,037 million, of which we contributed approximately Ch$9,915 million. Between November 2000 and March 2001, VSP’s capital was increased by approximately Ch$20,458 million, of which we contributed approximately Ch$12,307 million. During October and November 2005, VSP’s capital was increased by approximately Ch$318 million. We did not participate in this capital increase. Between April and June 2007, VSP’s capital was increased by approximately Ch$12,573 million, of which we contributed approximately Ch$4,877 million. As a result of these activities, as of June 2008, our total ownership interest in VSP was 58.1% .

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

The proceeds from VSP’s capital increase during 1995 were used to reduce debt, expand capacity and add new hectares of vineyards in the Maipo Valley for producing premium red wines. Part of VSP’s capital increases during 1997 was used to add new hectares of vineyards in Requinoa, Chépica and Molina during 1997, and in Pencahue during 1998. These purchases of land more than doubled the number of hectares of our vineyards. The winery also increased its total vinification and wine storage capacity in both tanks and barrels from to 52.1 million liters as of December 31, 1998, to 62.1 million liters as of December 31, 2007, as well as its peak bottling and packaging capacity from 35,100 liters per hour in 1998 to 67,500 liters per hour as of December 31, 2007. The capital increase in 1999, was used to pay debts related to the winery’s expansion process. The proceeds from VSP’s capital increase during November 2000 and March 2001 were used to finance the winery’s acquisition of FLC, in Mendoza, Argentina, to plant the hectares of this new winery and improve its production facilities, as well as to refinance debt. The proceeds from VSP’s 2007 capital increase were used mainly to acquire shares in Viña Altaïr S.A. and Viña Tabalí S.A. due to respective increases in the capital of both of these entities, to acquire from Château Dassault the remaining interest in Viña Altaïr S.A. and for working capital.

In December 2001, Viña Santa Helena, or VSH, created its own commercial and productive winemaking operation, distinct from its parent, VSP, under the Viña Santa Helena label in the Colchagua Valley.

In August 2003, VSP formed Viña Tabalí S.A., a joint venture in equal parts with Sociedad Agrícola y Ganadera Río Negro Ltda. for the production of premium wines. This winery is located in the Limarí valley, Chile’s northernmost winemaking region, which is noted for the production of outstanding wines. In January 2007, Viña Tabalí S.A. acquired Viña Leyda, a boutique winery located in the Leyda Valley that produces well-regarded quality wines. Consequently, Viña Tabalí S.A. changed its name to Viña Valles de Chile S.A.

In October 2004, VSP acquired the well-known Manquehuito Pop Wine brand, a sparkling fruit-flavored wine with low alcohol content, broadening its range of products.

In September 2007, VSP bought a 50% interest in Viña Altaïr S.A. which belonged to Château Dassault, in line with our strategy of focusing on premium wines.

In Argentina, we sell a small amount of wine, which generated net sales of Ch$783 million, Ch$1,017 million and Ch$1,625 million in 2005, 2006 and 2007, respectively. These sales represented less than 0.3% of our total net sales each year. FLC has consolidated its results on VSP’s financial statements since January 2003.

At VSP’s Extraordinary Shareholders meeting held on July 7, 2005, the shareholders voted to increase the number of board members from 7 to 9 and approved a capital increase that will be partially used for stock option programs.

VSP is a publicly traded company that, at December 31, 2007, had a market capitalization of Ch$107,918 million. VSP’s shares trade on the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Chile Electronic Stock Exchange.

The Chilean Wine Market. We estimate that wine consumption in Chile amounted to approximately 15 liters per capita in 2007. Given that the Chilean wine industry is fragmented, no single wine producer accounts for the majority of production and/or sales. The leading wineries include Viña Concha y Toro S.A., or Concha y Toro, Viña Santa Rita S.A., or Santa Rita, VSP and Bodegas y Viñedos Santa Carolina S.A., or Santa Carolina. In addition, there are numerous medium-sized wineries, including Viña Undurraga S.A., or Undurraga, Cousiño Macul S.A., or Cousiño Macul, Viña Cánepa y Cía., or Cánepa and Viña Tarapacá S.A., or Tarapacá. All wineries, which sell wine products that comply with industry and tax regulations, make up Chile’s formal wine market. VSP is a member of the formal wine market, as are most other principal wineries in Chile. The SAG is the entity in charge of wine industry regulation and principally oversees inventory records and product quality. We estimate that the formal market wineries produced and sold approximately 249 million liters of wine during 2007.

The following chart shows our estimates for the formal wine market and per capita consumption levels for wine in Chile for the last five years:

Year	Total Volume (1)	Per Capita (2)

	(millions of liters)	(liters)

2003	270	17
2004	274	17
2005	265	16
2006	238	14
2007	249	15

________________
Sources: SAG, Central Bank and the Wineries of Chile Association
(1)	Includes wine sales from pisco producers in the III and IV Regions of Chile.
(2)	Population estimated in accordance with the national census of April 2002.

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

VSP’s Production and Marketing. VSP was founded in 1865. Its principal vineyards are located in Molina, approximately 200 kilometers south of Santiago. The VSP estate in Molina is one of the largest single-site vineyards in Chile with an area of 1,200 hectares. As of December 31, 2007, VSP’s vineyards covered an aggregate of 2,484 hectares in Chile, distributed among six different plantations, including additional property acquired in Requinoa, Chépica, Molina and Pencahue. The winery also has 469 hectares under long-term lease. In Argentina, FLC’s vineyards are located in San Carlos, Mendoza, with an area of 400 hectares.

VSP is one of Chile’s largest producers and distributors of wine in terms of sales volume and net sales. In 2005, 2006 and 2007 our wine segment sales amounted to Ch$92,106 million, Ch$81,888 million and Ch$87,003 million representing 17.1%, 14.0% and 13.8% of our total net sales, respectively. The above net sales figures for wine include exports of bulk wine which amounted to Ch$4,923 million, Ch$3,324 million and Ch$4,678 million in 2005, 2006 and 2007, respectively.

The following chart indicates the breakdown of VSP’s volume in the domestic and export markets, including sales of FLC:

Year	Domestic Volume	Export Volume	Total Volume

	(million liters)	(million liters)	(million liters)

2003	53.4	67.7	121.0
2004	52.1	54.3	106.3
2005	54.3	51.4	105.7
2006	47.5	46.7	94.2
2007	50.7	55.1	105.8

We estimate that VSP’s share by volume of Chile’s formal wine market was approximately 20% in 2005, 19% in 2006 and 20% in 2007. According to the Wineries of Chile Association, VSP’s share of Chile’s total wine export sales by volume was 11% in 2005, 9% in 2006 and 7% in 2007; excluding bulk wine VSP’s export market share by volume was 12% in 2005, 11% in 2006 and 10% in 2007. Specifically, in 1998, VSP became the second largest exporter of Chilean wines measured by both volume and revenues.

VSP, VSH, Viña Altaïr and FLC produce and market premium, varietal and popular-priced wines as set forth below:

Brand	Icon	Premium	Varietal	Popular-priced

Viña San Pedro
Cabo de Hornos		X
1865		X
Castillo de Molina		X
Las Encinas		X
35 South			X
Urmeneta			X
Gato			X	X
Manquehuito Pop Wine				X
Tradición de Familia				X
Etiqueta Dorada				X
Viña Santa Helena
D.O.N. (De Origen Noble)		X
Notas de Guarda		X
Vernus		X
Selección del Directorio		X
Santa Helena Reserva			X
Santa Helena Varietal				X
Siglo de Oro			X
Gran Vino				X
Viña Altaïr
Altaïr	X
Sideral		X
Finca La Celia
Supremo		X
La Celia		X
La Consulta			X
Furia				X

The following table presents our breakdown of total sales volume in thousands of liters by category of VSP’s Chilean wines during 2007:

Category	Domestic	Export	Total

	(thousands of liters)

Premium	469	2,868	3,337
Varietal	1,763	2,360	4,124
Popular-Priced	46,788	32,381	79,169
Bulk	0	11,023	11,023

Total	49,020	48,632	97,653

The following table presents our breakdown of total sales volume in thousands of liters by category of VSP’s Argentine wines during 2007:

Category	Domestic	Export	Total

	(thousands of liters)

Premium	52	431	483
Varietal	112	332	444
Popular-Priced	1.029	3,127	4,157
Bulk	443	2,558	3,001

Total	1,636	6,448	8,084

As of December 31, 2007, VSP’s storage capacity totaled 62.1 million liters and its peak bottling and packaging capacity totaled 67,500 liters per hour.

Domestic Market. Our Chilean domestic wine is packaged in bottles, jugs, cartons, and bag-in-box containers at VSP’s production facilities in Lontué and Molina. The following chart shows our packaging mix for domestic wine sales for the last three years:

	Percentage of Total Domestic
	Wine Sold in Chile

Container	2005	2006	2007

Carton	83%	77%	75%
Jug	0%	0%	0%
Glass Bottles	16%	21%	24%
Bag-in-Box	1%	1%	1%

Total	100%	100%	100%

VSP obtained all of its glass bottles, carton package containers and jugs from third party suppliers. See “– Raw Materials”.

Beer is the principal substitute product for wine in Chile. In addition, our wine products may also compete with other alcoholic beverages, such as spirits (mainly pisco), and with non-alcoholic beverages, such as soft drinks and juices.

The average price, based on December 2007 Chilean pesos, for our domestic wine customers was Ch$541 and Ch$556 per liter in 2003 and 2007, respectively, experiencing a four-year compounded annual growth rate of 0.7%. Our wine price policy is mainly determined as a consequence of four factors: a) market prices, b) change in sales mix, c) inflation rate and d) desired profit margin in relation to costs of raw materials.

Export Market. According to industry sources, exports of Chilean wine increased from approximately 43 million liters in 1990 to 607 million liters in 2007, at a compounded annual growth rate of 16.8% . During 2006 and 2007, Chilean wine exports reached 472 million liters and 607 million liters, respectively. This increase is due to a 41.2% and a 21.9% increase in bulk and bottled wine exports, respectively. We believe that Chilean wine exports have grown steadily due to their comparatively low prices and positive international image, as well as due to external factors, such as low wine production in the Northern Hemisphere in certain years.

VSP exported 51.4 million liters, 46.7 million liters and 55.1 million liters of wine in 2005, 2006 and 2007, respectively. During 2007, VSP exported wine to 80 countries worldwide. These exports accounted for net sales of Ch$54,675 million, Ch$51,239 million and Ch$56,657 million in 2005, 2006 and 2007, respectively. In 2007, VSP’s primary export markets included the United Kingdom, the United States, Finland, Brazil and Sweden.

Most exported wine is sold in glass bottles, except for a certain quantity of unbranded wine that is occasionally sold in bulk and the amount that is sold in bag-in-box containers. The following chart shows our packaging mix for export Chilean wine volume in the last three years:

	Percentage of Total Export
	Wine Volume from Chile

Container	2005	2006	2007

Glass Bottles (1)	61%	65%	63%
Bulk	22%	14%	23%
Carton	17%	20%	14%

Total	100%	100%	100%

________________
(1)	Includes jugs

We experienced a negative four-year compounded annual growth rate of 1.2% from Ch$1,311 in 2003 to Ch$1,252 per liter in 2007 in the average price, based on December 2007 Chilean pesos, to our Chilean export wine customers.

Raw Materials. The principal raw materials that VSP uses in its production process are purchased and harvested grapes, purchased wine, bottles, carton containers, corks and cardboard boxes. VSP obtained approximately 61% of the grapes used for export wines from its own vineyards during 2007. The majority of the wine sold in the domestic market is purchased from third parties, tested to assure compliance with our quality standards, and blended at the winery before packaging. In 2007, approximately 67% of wine for domestic sale was purchased from eight local producers: Corretajes Torres y Cía. Ltda., Agrícola y Comercial Bodegas Las Mercedes Ltda., CPCh, Agro Comercial Metropolitana Ltda., Viña Santa Irene Ltda., Sociedad Comercial y Vitivinícola Los Maitenes y Cía. Ltda., Agrícola Comercial y Vitivinícola Los Tilos Ltda. and Vinícola Patacón Ltda. VSP has various alternative sources of supply, which can be used when they are attractive. VSP’s bottles are principally purchased from Cristalerías Chile; however, when prices have been favorable, VSP has purchased bottles from other local and international suppliers. Carton containers are purchased either from Tetra Pak de Chile Comercial Ltda. or from SIG Combibloc Inc. and are assembled in VSP’s own automated packing lines.

The prices of the principal raw materials used in the production of wine in Chile, have experienced some recent volatility. In addition, from time to time, prices of grapes and wine can vary depending on fluctuations in demand and supply factors.

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

In October 2005, we launched Comercial CCU S.A., a pilot plan under which a single sales force sells all of our beverage and sweet snack products, so as to capture sales synergies and focus their efforts on executing sales. Originally, this plan was piloted in the rural areas and small cities in southern Chile. During 2008, it is expected to expand to northern Chile.

We directly distribute our wine products throughout Chile to:

  off-premise retail: small and medium sized retail outlets, which in turn sell wine to consumers for take-out consumption;
  on-premise retail: retail establishments such as restaurants, hotels and bars for on-premise consumption;
  wholesalers; and
  supermarket chains.

For the last three years, the percentage mix of the above distribution channels for our wine products in Chile was as follows:

	Percentage of Total Wine Products Sold

Distribution Channels	2005	2006	2007

Off-premise retail	22%	25%	26%
On-premise retail	4%	2%	2%
Wholesalers	38%	33%	33%
Supermarkets	36%	40%	39%

Total	100%	100%	100%

VSP sales force of 70 salesmen as of December 2007, sells our wine products directly to approximately 10,000 customers, none of which accounted for more than 3% of our total wine sales by volume, with the exception of two supermarket chains that represented 19%. We do not maintain any long-term contractual arrangements for the sale of wine with any of our customers.

Export Sales, Transportation and Distribution. Internationally, VSP has arrangements with 206 agents who facilitate the export of its wine to 80 countries. In 2002, we signed a distribution agreement with the Swedish company Vin & Sprit AB, the owner of Absolut Vodka, to distribute VSP’s wines in Sweden, Finland, Norway and Estonia, improving our position in those markets and taking advantage of synergies between both companies. We have signed distribution agreements with Schenk, one of the largest distributors in Europe, Asian Breweries, one of the largest beverage companies in Asia, and Shaw Ross International, a subsidiary of Southern Wine and Spirits, the main liquor wholesale distributor for the United States, as well as other distributors. In 2007, we began distributing with Les Grands Chais de France in both the United Kingdom and Germany.

Geographical Markets. In Chile, Santiago and surrounding areas (referred to as the Metropolitan Region), which account for approximately 40% of the Chilean population, represented approximately 42% of total domestic sales of VSP products by volume in 2007.

The following table provides the distribution of VSP’s exports from Chile during 2007 by geographical markets:

		Percentage
Market	Volume	of Total Exports

	(thousands of liters)

Europe	28,701	59.0%
Latin America	10,496	21.6%
USA and Canada	5,909	12.2%
Others	3,527	7.3%

Total	48,633	100.0%

Competition. The wine industry is highly competitive in both the domestic and the export markets. VSP’s domestic market share was approximately 20% in 2007. In Chile, VSP competes directly against all other Chilean wineries. We believe that VSP’s primary domestic competitors, Concha y Toro and Santa Rita, derive their relative competitive strengths from their wide portfolio of products, well recognized brand names and established distribution networks. In 2007, Santa Rita and Concha y Toro had a market share of approximately 27% and 29%, respectively. VSP also competes with Santa Carolina and numerous medium-sized wineries, including Undurraga, Cousiño Macul and Tarapacá, and many small wine producers that make up Chile’s “informal market”.

Internationally, VSP competes against Chilean producers as well as with wine producers from other parts of the world. According to information compiled by the Wineries of Chile Association, VSP is the second largest exporter of Chilean wines with a market share of approximately 10% in 2007, excluding bulk wine. Our other principal Chilean competitors, namely Concha y Toro, Santa Rita and Santa Carolina had market shares of 35%, 5% and 4%, respectively.

Our Spirits Business

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

In May 2007, we added a new spirit category, rum, the second most consumed spirit in Chile and the fastest growing spirit category during the last six years. The alcohol to produce the rum is imported and we finish the production process locally. We sell rum under our proprietary brand “Sierra Morena” in two varieties: Añejado and Extra Añejado.

The Chilean Pisco and Rum Markets. Traditionally, beer, wine and pisco have been the principal alcoholic beverages consumed in Chile. During the last six years, rum consumption has been growing. We estimate that annual pisco consumption in Chile was 40 million liters, or approximately 2.4 liters per capita in 2007. In addition, we estimate that annual rum consumption in Chile was 12 million liters, or approximately 0.7 liters per capita during 2007.

The table below sets forth our estimates of pisco and rum consumption in Chile during each of the last five years:

Year	Total Pisco Sales Volume (1)	Pisco per Capita (2)	Total Rum Sales Volume (1)	Rum per Capita (2)

	(in millions of liters)	(liters)	(in millions of liters)	(liters)

2003	38	2.4	3	0.2
2004	45	2.8	4	0.3
2005	47	2.9	6	0.3
2006	42	2.6	9	0.5
2007	40	2.4	12	0.7

________________
(1)	Based on our sales data and information from Nielsen.
(2)	Population estimated in accordance with the national census of April 2002.

We estimate that total pisco consumption in Chile increased at a four-year compounded annual growth rate of 1.6% between 2003 and 2007. During 2007, the pisco market decreased 4.3%, due to higher competition from substitutes, mainly rum, and significant price increases. We estimate that total rum consumption in Chile increased at a four-year compounded annual growth rate of 43.1% between 2003 and 2007. During 2007, the rum market increased 40.0% from the prior year, due to higher preference from consumers, higher prices of pisco and lower rum prices.

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

Spirits Production and Marketing in Chile. Our production of spirits in Chile generated net sales of Ch$31,300 million, Ch$36,040 million and Ch$39,832 million representing 5.8%, 6.1% and 6.3% of our total net sales in 2005, 2006 and 2007, respectively. The increases experienced during these periods, are mainly due to the agreement we entered into with Control in March 2005, and our entry into the rum market.

We produce and market ultra premium, premium, medium-priced and popular-priced pisco brands in Chile, as well as premium and medium-priced rum. The following table shows our principal pisco brands:

Ultra premium	Premium	Medium-priced	Medium-priced	Popular-priced
pisco brands	pisco brands	pisco brands	RTD brands	pisco brands

Control C	Mistral	Campanario	Campanario Sour	La Serena
Mistral Nobel		Ruta Norte	Campanario Sour Light
Tres Erres			Campanario Pica
Campanario Mango
Campanario Mango Light
Campanario Berries
Ruta Sour
Ruta Sour Pica
Ruta Sour Light
Ruta Sour Mango
Ruta Sour Berries

After the completion of the Compañía Pisquera de Chile transaction with Control, we expanded our proprietary brands portfolio considerably, adding to our Ruta Norte brand family (that represented 22% of our pisco sales volume during 2007), our Campanario brand family in the mainstream and sour categories (accounting for 41% of our pisco sales), as well as Control C, Mistral Nobel and Tres Erres in the ultra premium segment, Mistral in the premium segment and La Serena in the convenience category.

In the rum market, our proprietary brands are Sierra Morena Añejado in the medium-priced segment and Sierra Morena Extra Añejado in the premium segment.

All of our spirits are bottled in non-returnable glass bottles at our production facilities. We obtain all of our glass bottles from third-party suppliers. See “– Raw Materials”.

We distribute our spirits directly throughout Chile to:

  supermarket chains,
  off-premise retail: small and medium sized retail outlets, which in turn sell spirits to consumers for take-out consumption;
  on-premise retail: retail establishments such as restaurants, hotels and bars for on-premise consumption; and
  wholesalers.

In 2005, 2006 and 2007, the percentage of spirits sales attributable to each of these distribution channels in Chile was as follows:

Percentage of Total Spirits Sold

Distribution Channels	2005	2006	2007

Supermarkets	49%	48%	45%
Off-premise retail	23%	25%	28%
On-premise retail	9%	5%	7%
Wholesalers	19%	22%	20%

Total	100%	100%	100%

As of December 31, 2007, we had more than 13,000 customers for our spirits in Chile, none of whom accounted for more than 2% of our total spirits sales by volume, with the exception of two large supermarket chains that represented a combined total of 26%. During 2007, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains. We do not maintain any long-term contractual arrangements for the sale of spirits with any of our customers in Chile.

The following table sets forth our spirits sales volume in Chile, by category, during each of the last four years:

Category	2004	2005	2006	2007

(in millions of liters)

Ultra premium	-	-	-	0.5
Premium	-	3.7	5.1	5.8
Medium-priced	4.8	7.5	5.6	4.9
Medium-priced sour	2.2	6.3	7.1	7.7
Popular-priced	-	2.8	2.6	1.3

Total	7.0	20.3	20.5	20.2

The average price, based on December 2007 Chilean pesos, to our customers for our spirits in Chile has increased at a four-year compounded annual rate of 3.6%, from Ch$1,574 per liter in 2003 to Ch$1,811 per liter in 2007.

In 2007, our spirits were produced at four plants which are located in the Third and Fourth Regions of Chile. The bottling process was done in one bottling facility.

Raw Materials. The principal raw materials used in our production of pisco and rum are purchased grapes, purchased wine, cane alcohol, bottles, caps and cardboard boxes. Grapes are purchased under long-term contracts with members of Control. Nevertheless, various alternative sources of supply can be used when they are attractive. We principally purchased the bottles from Cristalerías Chile and Cristalerías Toro S.A.I.C.

Prices of principal raw materials used in pisco and rum production in Chile have not been volatile. However, from time to time, prices of grapes, wine and alcohol vary depending on demand and supply factors.

We believe that all of the contracts or other agreements between us and third party suppliers, with respect to the supply of raw materials for pisco and rum products, contain standard and customary commercial terms and conditions. We do not believe we are dependent on any one supplier for a significant portion of our important raw materials. During the past years, we have not experienced any material difficulties in obtaining adequate supplies of necessary raw materials at satisfactory prices, nor do we expect to in the future.

Sales, Transportation and Distribution. We distribute all of our spirits in Chile directly to retail, supermarket and wholesale customers. This system enables us to maintain frequent contact with our customers, obtain more timely and accurate marketing-related information, and maintain good working relationships with our retail customers.

Since 2003, after production, bottling and packaging, our pisco is either stored at one of our production facilities or transported to a network of 16 warehouses which are located throughout Chile and are either owned or leased by us.

When we began our pisco sales in February 2003, we distributed it through our beer sales force. However, after the creation of Compañía Pisquera de Chile we began selling our pisco products through an exclusive sales force. This same sales force began selling rum in May 2007. During 2007, we had approximately 99 salesmen, responsible for our sales of spirits in Chile.

In October 2005, we launched Comercial CCU S.A., a pilot plan under which a single sales force sells all of our beverage and sweet snack products, so as to capture sales synergies and focus their efforts on executing sales.  Originally, this plan was piloted in the rural areas and small cities in southern Chile.  During 2008, it is expected to expand to northern Chile.

Our customers make payment for our products either in cash at the time of delivery or in accordance with one of various credit arrangements. Payment on credit sales for spirits is generally due 58 days from the date of delivery. Credit sales accounted for 64% of our spirits sales in Chile in 2007. Losses on credit sales of spirits in Chile have not been significant.

Geographical Markets. Santiago and the surrounding areas (referred to as the Metropolitan Region) account for approximately 40% of the population of Chile and accounted for approximately 47% of our spirits sales by volume in 2007.

Competition. According to Nielsen figures our estimated share of the Chilean pisco market, over the last four years is as follows:

Year	Our Chilean Market Share for Pisco

2004	15%
2005	46%
2006	45%
2007	46%

Our principal competitor in the pisco business is Cooperativa Agrícola Pisquera Elqui Ltda., or Capel, which is the market leader. According to Nielsen numbers, in 2007 we had 46% market share.

Our competitor Capel has nine production facilities located in the Third and Fourth Regions of Chile and distributes its products throughout the country. Capel uses its own sales force, as well as third party distributors. We estimate that the sales of Capel’s brands of pisco by volume accounted for approximately 54% of total pisco sales in 2006 and 53% in 2007, according to Nielsen figures. In 2007, we estimate that Capel had an annual production capacity of approximately 50 million liters of pisco which represents more than twice of our annual nominal production capacity.

Pisco is a spirit that is produced only in the northern part of Chile and the southern part of Peru. For this reason, imported pisco is not a significant component of the Chilean pisco market. We estimate that imports accounted for less than 1% of total pisco sales by volume during 2007.

According to Nielsen calculations, our estimated average share of the Chilean rum market was 4% for all of 2007 and 9% for October-November 2007. Our principal competitors in the rum business are Mitjans S.A. and certain imported brands such as Pampero, Bacardi and Barceló.

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

In 2007, all returnable and non-returnable plastic bottle requirements of ECUSA were supplied directly by PLASCO with the exception of five-liter bottles, which are bought by ECUSA in small quantities from third party suppliers. During 2007, PLASCO sold 346.3 million bottles. Of all bottles supplied by PLASCO, approximately 97% were manufactured by PLASCO into pre-forms and then blown into bottles and approximately 2% were semi-manufactured by PLASCO while a third party made the injection or the blowing processes. The remaining 1% were bought by PLASCO and transferred to ECUSA. PLASCO has, to date, not made any bottle sales to third parties.

Plastic bottle and pre-form sales decreased from 355.1 million in 2006 to 346.3 million in 2007. PLASCO’s net sales of Ch$24,939 million, operating income of Ch$1,906 million and net income of Ch$1,231 million in 2007, represented an increase of 3.8%, an increase of 3.9% and a decrease of 15.9%, respectively, over 2006.

Confectionery

In January 2004, we entered the confectionery business by means of a joint venture between our subsidiary ECUSA (currently, this investment belongs to our subsidiary CCU Inversiones S.A.) and Empresas Lucchetti S.A. (currently, Industria Nacional de Alimentos S.A.), a subsidiary of Quiñenco, with a 50% interest each in Calaf S.A. (which has been renamed “Foods Compañía de Alimentos S.A.”), a corporation that acquired the trademarks, assets and know-how, among other things, of Calaf S.A.I.C. and Francisca Calaf S.A., traditional Chilean candy makers, renowned for more than a century. In August 2005, Calaf acquired the assets and know-how of Bortolaso S.A., a cookie factory with more than 50 years of existence in the country, enabling Calaf to increase its presence in the most important segment of the confectionery business. In October 2007, Calaf acquired the traditional cereal brand Natur, allowing Calaf to enter and commence growing in the quickly developing healthy foods category. We sell Calaf’s and Natur’s products together with our soft drinks, with the potential to reach more than 90,000 clients. This new challenge offers an interesting growth potential to ECUSA in the ready-to-eat market segment.

Government Regulation

Government Regulation in Chile

We are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in Chile. These regulations include labor laws, social security laws, public health, consumer protection, environmental laws, securities laws, and anti-trust laws. In addition, regulations exist to ensure healthy and safe conditions in facilities for the production, bottling, and distribution of beverages. As for environmental laws, see “– Environmental Matters”.

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

Law N° 19.937 which was enacted in February 2004, established a new structure and powers for the Sanitary Authority, became effective on January 1, 2005 and was fully operative by February 2006. The Servicios de Salud (“Health Services”) was replaced by the Ministry of Health’s Regional Offices, which constitute the new Sanitary Authorities, which inspected plants on a regular basis, taking samples for analysis, directing the adoption of new safety procedures and applying fines and other penalties for infringement of regulations.

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

There are currently no material legal or administrative proceedings pending against us in Chile with respect to any regulatory matter, with the exception of a complaint submitted before the Free Competition Defense Court. On March 24, 2008, the National Economic Prosecutor notified our subsidiary, Cervecera CCU Chile Ltda. of a complaint filed with the Free Competition Defense Court, which claimed the abuse by CCU Chile of its dominant market position, as evidenced by exclusivity clauses imposed on hotels, restaurants, pubs, bars and discotheques, which prohibit the commercialization by these establishments of beers produced by CCU Chile’s competitors. The complaint requested that CCU Chile be fined the maximum permitted under Chilean antitrust law, 20,000 UTA (Unidad Tributaria Annual, or annual tax unit, as of May 31, 2008, approximately Ch$8,420 million), or a fine which the Court considers appropriate. On April 16, 2008, CCU Chile filed its reply, citing economic and legal arguments in suppor t of dismissal of the complaint. A copy of the complaint and reply thereto can be found at the web site www.tdlc.cl.

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

Ownership Structure as of May 31, 2008

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

Heineken, the Dutch brewer, is one of the largest brewers in the world with operations in more than 170 countries and 54,004 employees worldwide. Heineken group beer volume was 139 million hectoliters during 2007, the main brands being Heineken and Amstel. In 2007, Heineken had 119 breweries in over 65 countries. Around 43% of its revenues were made in Western Europe.

The following table provides our significant subsidiaries as of June 2008:

Subsidiaries	Country	Ownership Interest

CCU Chile	Chile	99.99%
CCU Argentina	Argentina	95.86%
ECUSA	Chile	99.94%
VSP	Chile	58.15%

Property, Plant and Equipment

Set forth below is information concerning our production facilities as of December 31, 2007, all of which are owned and operated by us or our subsidiaries:

	Nominal Installed

	Monthly Production	Utilized Capacity	Average Utilized Capacity	Facility Size

	Capacity	During Peak Month (1)	During 2007 (2)	(square meters)

	(in million liters)

Beer Production Facilities
Santiago	44.4	113.2%	74.6%	74,209
Antofagasta (3)	3.0	75.9%	67.4%	20,836
Temuco	11.5	99.5%	76.8%	32,202
Valdivia	0.5	100.0%	93.1%	1,866

Chile Total	59.4	108.6%	74.8%	129,113

Santa Fe	27.5	92.1%	70.6%	60,233
Salta	6.0	80.5%	45.6%	10,077

Argentina Total	33.5	84.4%	66.1%	70,310

Soft Drink Production
Facilities
Santiago	88.7	49.9%	41.0%	40,747
Talcahuano	12.1	35.7%	22.2%	14,600
Antofagasta	4.4	45.1%	32.8%	3,523

Total	105.2	48.1%	38.5%	58,870

Mineral Water Production
Facilities
Coinco	26.8	53.6%	36.3%	12,175
Casablanca	2.0	20.0%	12.6%	2,884

Total	28.8	51.3%	34.6%	15,059

________________
(1)
Based on the year ended December 31, 2007. Utilized Capacity During Peak Month is equal to production output as a percentage of Nominal Installed Production Capacity during our peak month for each respective plant. The implicit slack (spare) capacity does not necessarily measure real slack capacity. We believe that real production capacity is less than the nominal installed production capacity as adjustments are required for real machinery performance, packaging mix, availability of raw materials and bottles, seasonality within the months and other factors. As a result, we believe that the peak monthly capacity utilization rates shown above understate real capacity utilization and that slack capacity is overstated. We estimate that during the peak month in 2007, the real slack capacity amounted to approximately -7.1 million liters in Chilean beer, 1.7 million liters in Argentine beer, 17.8 million liters in soft drinks and 6.0 m illion liters in Chilean mineral water.

(2)
Average Utilized Capacity during 2007 equals the plant’s total production output as a percentage of nominal installed annual production capacity in 2007. Nominal installed annual production capacity is calculated by multiplying the Nominal Installed Monthly Production Capacity by 11 months (on average, a one month period is required each year for maintenance and repairs). Given the seasonal nature of our beer production and sales, these figures underestimate capacity utilization during peak months.

(3)	Information represents bottling capacity

Our installed vinification and storage capacity is shown in the table below:

	Installed Vinification	Storage Capacity in Tanks	Facility Size

	Capacity	and Barrels	(square meters)

	(million liters)	(million liters)

Wine Production Facilities
Lontué	0.0	14.0	20,625
Molina	23.0	38.0	31,643
Santa Helena	2.1	2.0	7,134
Totihue	0.7	0.6	3,500

Chile Total	25.8	54.6	62,902

Finca La Celia	7.6	7.5	9,675

Argentina Total	7.6	7.5	9,675

As of December 31, 2007, VSP had a nominal filling capacity of 34,500 liters per hour at its Lontué plant and a bottling capacity of 27,000 liters per hour at its Molina plant. At Finca La Celia in Argentina, VSP had a nominal filling capacity of 6,000 liters per hour.

Our installed spirits production capacity is shown in the table below:

	Installed Production	Facility Size

	Capacity	(square meters)

	(million liters)

Spirits Production Facilities
Pisco Elqui	1.2	10,350
Sotaquí	8.6	13,165
Monte Patria	8.6	16,413
Salamanca	2.9	8,746
Ovalle	4.5	10,905

Total	25.9	59,579

As of December 31, 2007, we had a nominal bottling capacity of 9,000 liters per hour at our Ovalle plant (10,905 square meters).

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

We face certain key challenges and risks associated with our business. These risks include competition within the market place, managing operating costs and the integration and expansion of new products. We currently have approximately 87% of the Chilean beer market; however, competitors are investing in this market and launching new products, therefore, we must concentrate on competitive pricing and marketing strategies to maintain our market share. Operating costs are subject to variations depending on plant efficiency, product mix and production cycles. Our main costs include cost of raw materials, distribution and marketing costs. We continue to sell and deliver new products to our customers, including products through new licensing agreements and new products through internal development.

In 2007, we reached historical records in sales volumes, net sales revenues and operating income, obtaining a net income of Ch$79,199 million. We had consolidated net sales of Ch$628,284 million, of which 39.5% was accounted for by our beer sales in Chile, 11.0% by our beer sales in Argentina, 27.5% by our soft drinks, nectar and mineral water sales in Chile, 13.8% by wine sales, 6.3% by spirits sales and the remainder by sales of other products. Our sales revenues increased 7.2% over the prior year as we increased sales of existing products, incorporated new lines of pisco into our portfolio and introduced new products into the market, such as rum and ice tea. Operating income increased 18.5% as a result of our efforts to reduce costs, and net income grew 32.1% mainly due to better operating and non-operating results, partially offset by higher income taxes and minority interest.

Outlook. We had a very successful 2007. All of our business segments in Chile improved their results. The results of our beer segment in Argentina, measured in U.S. dollars, also improved, however, when measured in Chilean pesos, results decreased due to the appreciation of the Chilean peso against the U.S. dollar. The expected evolution of almost all of our categories, positions us favorably for future growth. Nevertheless, during 2008 we continue to face pressures from escalating costs for certain raw materials and energy.

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

We prepare our financial statements in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. Note 24 to the consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and total shareholders’ equity for the years ended December 31, 2005, 2006 and 2007. Although Chilean inflation was moderate during the periods covered by the consolidated financial statements, as discussed below, Chile has experienced high levels of inflation in the past. Chilean GAAP requires that our consolidated financial statements recognize certain effects of inflation. Accordingly, except where otherwise indicated, financial data have been restated in constant pesos of December 31, 2007 purchasing power.

The following table presents the net sales and operating income, and related percentage as a component of net sales, for each of our product segments, expressed in millions of Chilean pesos as of December 31, 2007:

	Year Ended December 31,
	2005		2006		2007
Net Sales		(millions of Ch$, except percentages)
Beer Chile Segment (1)	Ch$206,625	38.3%	Ch$233,767	39.9%	Ch$248,399	39.5%
Beer Argentina Segment (1)	51,248	9.5%	62,084	10.6%	69,269	11.0%
Soft Drinks and Mineral
Water Segment (2)	148,704	27.6%	161,602	27.6%	172,945	27.5%
Wine Segment (3)	92,106	17.1%	81,888	14.0%	87,003	13.8%
Spirits Segment (4)	31,300	5.8%	36,040	6.1%	39,832	6.3%
Other (5)	9,573	1.8%	10,805	1.8%	10,837	1.7%

Total	Ch$539,556	100.0%	Ch$586,186	100.0%	Ch$628,284	100.0%

Operating Income
Beer Chile Segment (1)	Ch$54,699	75.0%	Ch$64,465	75.3%	Ch$69,461	68.5%
Beer Argentina Segment (1)	2,612	3.6%	4,096	4.8%	4,034	4.0%
Soft Drinks and Mineral
Water Segment (2)	12,368	17.0%	13,022	15.2%	16,906	16.7%
Wine Segment (3)	1,835	2.5%	1,277	1.5%	5,690	5.6%
Spirits Segment (4)	(1,638)	(2.2)%	766	0.9%	3,108	3.1%
Other (5)	3,011	4.1%	1,962	2.3%	2,185	2.2%

Total	Ch$72,888	100.0%	Ch$85,589	100.0%	Ch$101,384	100.0%

________________
(1)	Includes sales of beer, beer by-products and other products such as malt, spent grain and yeast.
(2)	Includes sales of carbonated and non-carbonated soft drinks, nectar, mineral and purified water, and related merchandise.
(3)	Includes sales of wine, by-products and other products such as labels and corks.
(4)	Includes sales of pisco, rum and by-products.
(5)	Includes sales of confectionery products and the operating income of the plastic bottle division.

The following table presents operating results in millions of pesos and as a percentage of net sales:

	Year Ended December 31,
	2005		2006		2007
	(millions of Ch$, except percentages and sales volume data)
Net Sales	Ch$539,556	100.0%	Ch$586,186	100.0%	Ch$628,284	100.0%
Cost of Sales	(258,468)	(47.9%)	(279,121)	(47.6%)	(295,282)	(47.0%)

Gross Profit	Ch$281,088	52.1%	Ch$307,065	52.4%	Ch$333,002	53.0%
Selling and Administrative Expenses	(208,201)	(38.6%)	(221,475)	(37.8%)	(231,618)	(36.9%)

Operating Income	Ch$72,888	13.5%	Ch$85,589	14.6%	Ch$101,384	16.1%
Non-Operating Income	3,561	0.7%	8,398	1.4%	20,248	3.2%
Non-Operating Expenses	(13,507)	(2.5%)	(18,308)	(3.1%)	(19,062)	(3.0%)
Price-Level Restatement and Exchange	(211)	(0.0%)	(681)	(0.1%)	(4,522)	(0.7%)
Differences
Income Taxes	(9,995)	(1.9%)	(15,288)	(2.6%)	(16,668)	(2.7%)
Minority Interest	93	0.0%	253	0.0%	(2,180)	0.3%

Net Income	Ch$52,829	9.8%	Ch$59,964	10.2%	Ch$79,199	12.6%

Sales volume (1):
Beer (Chile) (2)	417.0		470.8		491.1
Beer (Argentina)	226.9		244.4		272.2
Soft drinks and mineral water	474.2		518.3		544.9
Wine (3)	105.7		94.2		105.8
Spirits (4)	20.3		20.5		21.6
Confectionery (5)	6.0		6.9		7.2

________________
(1)	In millions of liters, with the exception of confectionery that are in thousands of tons.
(2)	Free samples for promotions are considered in sales volume.
(3)
Includes sales of wine in Argentina for the domestic market, which equaled 1.1 million liters in 2005, 1.1 million liters in 2006 and 1.7 million liters in 2007, and wine exports from Argentina, totaling 4.7 million liters in 2005, 4.7 million in 2006 and 6.4 million in 2007.

(4)	Includes sales of pisco in 2005 and 2006, and sales of pisco and rum since 2007.
(5)	Volume in thousands of tons, including sales made directly by Foods Compañía de Alimentos S.A.

FISCAL YEAR ENDED DECEMBER 31, 2007 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2006

Net Sales
Our net sales were Ch$628,284 million in 2007 compared to Ch$586,186 million in 2006, representing a 7.2% increase, which is mainly due to higher sales volumes and prices in all our categories, with the exception of prices of beer Argentina – measured in Chilean pesos – and the average price for the wine segment. The net sales performance of each of our business segments during 2007 is described below:

Beer Chile: Our net sales of beer in Chile increased 6.3% to Ch$248,399 million in 2007, from Ch$233,767 million in 2006. This increase was due to a 4.3% increase in sales volume and a 1.9% increase in unit price. Higher sales volumes were mainly a result of our ACC Plan (Aumento de Consumo de Cerveza, or increase in beer consumption) which was implemented in 2001 and which comprises a range of strategic measures, including product and packaging innovations, the development of new distribution channels and improvements in marketing and point-of-sale execution.

Beer Argentina: Our net sales of beer in Argentina increased 11.6% to Ch$69,269 million in 2007, from Ch$62,084 million in 2006. This increase was due to 11.4% higher beer sales volume, partially offset by a 0.5% decrease in per unit price in Chilean pesos. In US dollar terms, per unit price increased 15.1% . Higher volumes are due to an improvement in the Argentine economy. Higher prices were mainly due to price increases implemented during the year and a higher premium product mix.

Soft Drinks and Mineral Water: Our net sales of soft drinks and mineral water increased 7.0% to Ch$172,945 million in 2007, from Ch$161,602 million in 2006. This increase in sales was due to a 5.1% increase in sales volume and a 1.8% increase in unit price. Higher sales volume is due to increases of 5.2% and 20.1% in soft drinks and nectars volumes, respectively, partially offset by a 2.1% decrease in mineral water volumes. Higher soft drinks sales are mainly due to positive effects from increased consumer spending and increased sales of Watt’s nectars due to the strength of the brand. Lower mineral water sales volume is due to the poor performance of the Cachantun product “Mas”, a flavored mineral water launched in 2005, which experienced higher competition from flavored purified waters. Higher prices were due to a price increase of 1.6% in soft drinks, partially offset by 0.6% and 0.1% lower per unit prices for nectars and mineral water, respectively.

Wine: Our net sales of wine increased 6.2% to Ch$87,003 million in 2007, from Ch$81,888 million in 2006. This increase in sales is mainly due to a 4.5% increase in sales of bottled wine and a 40.7% increase in sales of bulk wine. The increase in sales of bottled wine is due to a 6.3% increase in sales volume, partially offset by a 1.7% decrease in unit prices. The increase in sales volume was the result of 5.8%, 4.7% and 26.0% higher sales volume in Chilean exports, Chilean domestic market and Argentine wine, respectively. The decrease in unit prices is due to 9.2% lower unit prices in the domestic market, partially offset by a 1.4% and a 12.5% higher unit price of Chilean exports and Argentine wine, respectively.

Spirits: Our net sales of spirits increased 10.5% to Ch$39,832 million in 2007, from Ch$36,040 million in 2006. This increase in sales is due to a 5.5% increase in sales volume and a 3.9% higher per unit price. Higher volume and price is mainly due to our entry into the rum market in May 2007.

Cost of Goods Sold
Our cost of goods sold consists primarily of the cost of raw materials, packaging, labor costs for production personnel, depreciation of assets related to production, depreciation of returnable bottles, licensing fees, bottle breakage and costs of operating and maintaining plants and equipment. Our cost of goods sold in 2007 was Ch$295,282 million compared to Ch$279,121 million in 2006. As a percentage of net sales, cost of goods sold was 47.0% in 2007 and 47.6% in 2006. Our cost of goods sold for each business segment during 2007 is described below:

Beer Chile: Our cost of goods sold for our Chilean beer segment increased by 9.5% to Ch$94,940 million in 2007, from Ch$86,716 million in 2006. This increase was due to higher costs of raw materials, higher sales mix of premium and one-way products and energy costs, partially offset by higher adjustments related to bottle warranties. Cost of goods sold as a percentage of net sales increased from 37.1% in 2006 to 38.2% in 2007.

Beer Argentina: Our cost of goods sold for our Argentine beer segment increased by 16.1% to Ch$35,031 million in 2007, from Ch$30,175 million in 2006. Cost of goods sold as a percentage of net sales increased from 48.6% in 2006 to 50.6% in 2007, mainly due to higher costs of raw materials, higher sales of Heineken, Budweiser and one-way products, higher personnel and energy costs, in addition to the costs related to the agreement with ICSA to produce in the Luján plant.

Soft Drinks and Mineral Water: Our cost of goods sold for our soft drinks and mineral water segment increased by 5.7% to Ch$81,695 million in 2007, from Ch$77,292 million in 2006. This increase was due to the higher direct costs due to higher sales volume and higher energy costs, partially offset by lower personnel costs. Cost of goods sold as a percentage of net sales decreased from 47.8% in 2006 to 47.2% in 2007.

Wine: Our cost of goods sold for our wine segment decreased by 3.6% to Ch$54,562 million in 2007, from Ch$56,609 million in 2006. This decrease in cost of goods sold was mainly due to lower costs of grapes in 2007. Cost of goods sold as a percentage of net sales decreased from 69.1% in 2006 to 62.7% in 2007.

Spirits: Our cost of goods sold for our spirits segment increased by 3.1% to Ch$22,203 million in 2007, from Ch$21,539 million in 2006. Cost of goods sold as a percentage of net sales decreased from 59.8% in 2006 to 55.7% in 2007, mainly due to the lower costs of grapes in 2007.

Gross Profit
Our gross profit increased 8.4% to Ch$333,002 million in 2007, from Ch$307,065 million in 2006. This increase was due to an increase in our sales. As a percentage of net sales, gross profit increased from 52.4% in 2006 to 53.0% in 2007.

Selling, General and Administrative Expenses
Our selling, general and administrative expenses, or SG&A, primarily include advertising and promotional expenses, salaries of administrative personnel, maintenance, general expenses, transportation costs and services provided by third parties. Our SG&A increased 4.6% in 2007 to Ch$231,618 million, from Ch$221,475 million in 2006. As a percentage of net sales, our SG&A decreased from 37.8% in 2006 to 36.9% in 2007. The SG&A performance of each business segment during 2007 is described below:

Beer Chile: The SG&A of our Chilean beer segment increased 1.7% to Ch$83,999 million in 2007, from Ch$82,585 million in 2006. The increase in SG&A is mainly due to higher distribution expenses, partially offset by lower depreciation charges and investment in marketing. As a percentage of net sales, our SG&A decreased from 35.3% in 2006 to 33.8% in 2007, mainly due to the dilution of fixed expenses as a result of higher sale volumes.

Beer Argentina: The SG&A of our Argentine beer segment increased 8.6% to Ch$30,205 million in 2007, from Ch$27,813 million in 2006. The increase in SG&A resulted mainly due to higher distribution expenses, higher investment in marketing and higher personnel expenses. As a percentage of net sales, our SG&A decreased from 44.8% in 2006 to 43.6% in 2007, mainly due to the dilution of fixed expenses as a result of higher sale volumes.

Soft Drinks and Mineral Water: The SG&A of our soft drinks and mineral water segment increased 4.3% to Ch$74,344 million in 2007, from Ch$71,288 million in 2006. This increase resulted mainly due to higher investment in marketing and distribution expenses, partially offset by lower depreciation charges. As a percentage of net sales, our SG&A for this segment decreased from 44.1% in 2006 to 43.0% in 2007, mainly due to the dilution of fixed expenses as a result of higher sale volumes.

Wine: The SG&A of our wine segment increased 11.5% to Ch$26,750 million in 2007, from Ch$24,002 million in 2006. This increase in SG&A is mainly due to higher investment in marketing, higher expenses related to personnel and higher distribution expenses. As a percentage of net sales, our SG&A for this segment increased from 29.3% in 2006 to 30.7% in 2007.

Spirits: The SG&A of our spirits segment increased 5.7% to Ch$14,520 million in 2007, from Ch$13,735 million in 2006. This increase in SG&A is mainly due to higher investment in marketing, personnel and distribution expenses. As a percentage of net sales, our SG&A for this segment decreased from 38.1% in 2006 to 36.5% in 2007, mainly due to the dilution of fixed expenses as a result of higher sale volumes.

Operating Income
Our operating income increased by 18.5% in 2007 to Ch$101,384 million as compared to Ch$85,589 million in 2006. As a percentage of net sales, operating income, or operating margin, increased from 14.6% in 2006 to 16.1% in 2007. The operating income performance of each of our business segments during 2007 is described below:

Beer Chile: The operating income from our Chilean beer segment increased by 7.7% to Ch$69,461 million in 2007, from Ch$64,465 million in 2006. Our operating margin for this segment increased from 27.6% in 2006 to 28.0% in 2007.

Beer Argentina: The operating income from our Argentine beer segment, measured in Chilean pesos, decreased by 1.5% to Ch$4,034 million in 2007, from Ch$4,096 million in 2006. The results of this business segment are affected by the appreciation of the Chilean peso. Therefore, measured in US dollars, operating income increased 14.8% . Our operating margin for this segment decreased from 6.6% in 2006 to 5.8% in 2007.

Soft Drinks and Mineral Water: The operating income from our soft drinks and mineral water segment increased by 29.8% to Ch$16,906 million in 2007, from Ch$13,022 million in 2006. Our operating margin for this segment increased from 8.1% in 2006 to 9.8% in 2007.

Wine: The operating income from our wine segment increased by 345.5% to Ch$5,690 million in 2007, from Ch$1,277 million in 2006. Our operating margin for this segment increased from 1.6% in 2006 to 6.5% in 2007.

Spirits: The operating income from our spirits segment increased by 305.9% to Ch$3,108 million in 2007, from Ch$766 million in 2006. Our operating margin for this segment increased from 2.1% in 2006 to 7.8% in 2007.

Non-Operating Income
Our non-operating income increased 141.1% to Ch$20,248 million in 2007, as compared to Ch$8,398 million in 2006. This increase is mainly due to a one-time gain of Ch$14,870 million in the sale of shares of the water business to Nestlé, partially offset by a Ch$3,023 million lower income in the sale of properties and other assets held for sale during 2007.

Non-Operating Expenses
Our non-operating expenses increased 4.1% to Ch$19,062 million in 2007 as compared to Ch$18,308 million in 2006. This increase is mainly due to Ch$2,020 million in higher equity in loss of unconsolidated affiliates and Ch$1,696 million in higher severance indemnities, partially offset by Ch$1,731 million in restructuring costs during 2006 and Ch$1,127 million lower amortization of goodwill in 2007.

Price-Level Restatement and Exchange Gains
The price-level restatement of our non-monetary assets, liabilities and equity due to Chilean inflation and foreign exchange fluctuations resulted in a net loss of Ch$4,522 million in 2007, as compared to a net loss of Ch$681 million in 2006. These results are largely due to the higher inflation rate in 2007 compared to 2006, over the Company’s composition of monetary assets and liabilities. A gain in price-level restatement results from holding monetary liabilities in excess of monetary assets during inflationary periods, or from holding foreign currency denominated assets in excess of foreign currency denominated liabilities during periods of devaluation of the Chilean peso.

In accordance with Chilean generally accepted accounting principles, we apply Technical Bulletin 64, or TB 64, issued by the Chilean Institute of Accountants to translate and value investments in foreign subsidiaries (see Note 1 to our consolidated financial statements). Under TB 64, our foreign investments in Compañía Industrial Cervecera S.A., or CICSA, and FLC are not subject to price-level restatements based on inflation in those countries. Instead, the U.S. dollar is considered to be the functional currency. As a result, the effect of a devaluation/revaluation of the peso against the U.S. dollar on our financial statements is determined, in part, by the impact of such devaluation/revaluation on the value of our investments in CICSA and FLC, as well as on foreign currency denominated obligations that qualify as a hedge against those investments. These effects are recorded in the account “Cumulative translation adjustment” in shareholder’s equity. As of December 31, 2007, our investment in CICSA and FLC amounted to Ch$73,894 million, foreign currency denominated obligations that were designated as a hedge against these investments were pre-paid on November 9, 2004, and the negative cumulative translation adjustment account amounted to Ch$27,312 million.

Income Taxes
Our income taxes for 2007 amounted to Ch$16,668 million, translating into an effective consolidated tax rate of 17.0% . Income taxes in 2006 amounted to Ch$15,288 million translating into an effective consolidated tax rate of 20.4% . Our effective consolidated tax rate in 2007 was the same as the Chilean statutory rate of 17%. In 2006, our effective consolidated tax rate was higher than the Chilean statutory rate of 17%, mainly due to a reduction of positive deferred income tax resulting from our subsidiary CCU Argentina, due to a lower recognition of tax loss carryforwards.

In accordance with Chilean law, a Chilean company and each of its domestic subsidiaries calculate and pay taxes in Chile on a separate basis rather than on a consolidated basis. As of December 31, 2007, our consolidated subsidiaries had available tax loss carryforwards of Ch$18,587 million in Chile and Ch$2,329 million in Argentina. Our Chilean subsidiaries with the most significant tax loss carryforwards include Viña Altaïr S.A. with Ch$9,307 million, Viña Urmeneta S.A. with Ch$5,001 million, Transportes CCU Ltda. with Ch$2,284 million and Compañía Pisquera de Chile S.A. with Ch$1,994 million. In Argentina, our subsidiary with the most significant tax loss carryforwards is Finca La Celia with Ch$2,329 million. In Chile, there is no legal expiration date prescribed by law with respect to tax loss carryforwards; however, in Argentina tax loss carryforwards are subject to a five-year expiration date. The extent to which we can utilize such tax loss carryforwards in the future will depend upon the amount of income earned by each subsidiary and the specific tax loss carryforwards available to that particular entity. Dividends paid to us by CCU Argentina will be included in our taxable income in Chile, but will be governed by the applicable regulations of the Chilean tax authorities. We will receive a full credit against income tax in Chile with respect to such dividends for income taxes paid by the Argentine subsidiaries. On December 30, 1998, a 1% tax on assets was implemented in Argentina. This tax can be used as a credit to income tax and is subject to a four-year expiration date.

Minority Interest
Minority interest in 2007 decreased from positive Ch$253 million in 2006 to negative Ch$2,180 million in 2007. This decrease was mainly due to better results in VSP, Compañía Cervecera Kunstmann S.A., Compañía Pisquera de Chile S.A. and Aguas CCU-Nestlé Chile S.A.

Net Income
Our net income in 2007 was Ch$79,199 million, an increase of 32.1% compared to 2006’s net income of Ch$59,964 million. The increase in net income is due to our higher income before income taxes and minority interest, partially offset by lower minority interest and higher income taxes during 2007.

FISCAL YEAR ENDED DECEMBER 31, 2006 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2005

Net Sales
Our net sales were Ch$586,186 million in 2006 compared to Ch$539,556 million in 2005, representing a 8.6% increase which is mainly due to higher sales volumes in all our categories, with the exception of wine, and higher prices of beer in Argentina and in the pisco business in Chile. The net sales performance of each of our business segments during 2006 is described below:

Beer Chile: Our net sales of beer in Chile increased 13.1% to Ch$233,767 million in 2006, from Ch$206,625 million in 2005. This increase was due to a 12.9% increase in volume and 0.1% increase in unit price. Higher volumes were a result of our ACC Plan (Aumento de Consumo de Cerveza, or increase in beer consumption) which was implemented in 2001 and which comprises a range of strategic measures, including product and packaging innovations, the development of new distribution channels and improvements in marketing and point-of-sale execution. Additional increases resulted from higher pisco prices and a better economic environment in Chile, which positively impacted beer sales.

Beer Argentina: Our net sales of beer in Argentina increased 21.1% to Ch$62,084 million in 2006, from Ch$51,248 million in 2005. This increase was due to 7.7% higher beer sales volume and a 12.3% increase in per unit price in Chilean pesos. In dollar terms, per unit price increased 10.1% . Higher volumes are due to an improvement in the Argentine economy. Higher prices were mainly due to higher premium product mix and lower discounts.

Soft Drinks and Mineral Water: Our net sales of soft drinks and mineral water increased 8.7% to Ch$161,602 million in 2006, from Ch$148,704 million in 2005. This increase in sales was due to a 9.3% increase in sales volume and 0.6% lower per unit price. Higher sales volume is due to increases of 7.5%, 23.1% and 9.1% in soft drinks, nectars and mineral water volumes, respectively. Higher soft drinks sales are mainly due to Pepsi’s promotions related to the Soccer World Cup, increased sales of Watt’s nectars with new flavors and mineral water growth with the continued success of the Cachantun product “Mas”, a flavored mineral water launched in 2005. Lower prices were due to decreases of 1.4% and 2.8% in soft drink and nectar unit prices, respectively, partially offset by 0.6% higher mineral water per unit prices. Higher mineral water per unit price is due to Mas, which has a higher price than regular mineral water.

Wine: Our net sales of wine decreased 11.1% to Ch$81,888 million in 2006, from Ch$92,106 million in 2005. This decrease in sales is due to a 9.6% decrease in sales of bottled wine and a 30.3% decrease in sales, mainly of bulk wine. The decrease in sales of bottled wine is due to a 6.6% decrease in sales volume and a 3.2% decrease in unit prices. The decrease in sales volume was the result of 11.7% lower domestic market sales and 1.4% lower Chilean export sales, partially offset by 13.7% higher sales volume in Argentine wine. The decrease in unit prices is due to 8.3% and 3.8% lower unit prices in the domestic and export markets, respectively, partially offset by an 8.5% higher unit price of Argentine wine. Chilean bottled export wine unit price in dollars increased 4.5% . The decrease in our net sales of wine was mainly due to the appreciation of the Chilean peso which negatively affected our export business, as well as an increase in beer consumption in Chile, which also negatively affected our domestic wine business.

Pisco: Our net sales of pisco increased 15.1% to Ch$36,040 million in 2006, from Ch$31,300 million in 2005. This increase in sales is due to a 14.2% higher per unit price and a 1.0% increase in sales volume. Higher per unit price is explained by lower discounts and a higher mix of premium products.

Cost of Goods Sold
Our cost of good sold consists primarily of the cost of raw materials, packaging, labor costs for production personnel, depreciation of assets related to production, depreciation of returnable bottles, licensing fees, bottle breakage and costs of operating and maintaining plants and equipment. Our cost of goods sold in 2006 was Ch$279,121 million compared to Ch$258,468 million in 2005. As a percentage of net sales, cost of goods sold was 47.6% in 2006 and 47.9% in 2005. Our cost of goods sold for each business segment during 2006 is described below:

Beer Chile: Our cost of goods sold for our Chilean beer segment increased by 17.7% to Ch$86,716 million in 2006, from Ch$73,647 million in 2005. This increase was a result of higher sales mix of one-way products and energy costs, partially offset by lower depreciation. Cost of goods sold as a percentage of net sales increased from 35.6% in 2005 to 37.1% in 2006.

Beer Argentina: Our cost of goods sold for our Argentine beer segment increased by 25.1% to Ch$30,175 million in 2006, from Ch$24,121 million in 2005. Cost of goods sold as a percentage of net sales increased from 47.1% in 2005 to 48.6% in 2006, mainly due to higher sales of Heineken, Budweiser and one-way products, in addition to a prior year adjustment between licensing costs and marketing expenses.

Soft Drinks and Mineral Water: Our cost of goods sold for our soft drinks and mineral water segment increased by 10.1% to Ch$77,292 million in 2006, from Ch$70,212 million in 2005. Cost of goods sold as a percentage of net sales increased from 47.2% in 2005 to 47.8% in 2006. This increase was due to the higher cost of sugar and higher salaries, as well as lower adjustments related to bottle warranties.

Wine: Our cost of goods sold for our wine segment decreased by 11.9% to Ch$56,609 million in 2006, from Ch$64,235 million in 2005. This decrease in cost of goods sold was mainly due to lower sales and the lower costs of grapes in 2006. Cost of goods sold as a percentage of net sales increased from 69.7% in 2005 to 69.1% in 2006.

Pisco: Our cost of goods sold for our pisco segment increased by 1.4% to Ch$21,539 million in 2006, from Ch$21,241 million in 2005. Cost of goods sold as a percentage of net sales decreased from 67.9% in 2005 to 59.8% in 2006 due to the dilution of certain fixed costs.

Gross Profit
Our gross profit increased 9.2% to Ch$307,065 million in 2006, from Ch$281,088 million in 2005. This increase was due to an increase in our sales. As a percentage of net sales, gross profit increased from 52.1% in 2005 to 52.4% in 2006.

Selling, General and Administrative Expenses
Our selling, general and administrative expenses, or SG&A, primarily include advertising and promotional expenses, salaries of administrative personnel, maintenance, general expenses, transportation costs and services provided by third parties. Our SG&A increased 6.4% in 2006 to Ch$221,475 million, from Ch$208,201 million in 2005. As a percentage of net sales, our SG&A decreased from 38.6% in 2005 to 37.8% in 2006. The SG&A performance of each business segment during 2006 is described below:

Beer Chile: The SG&A of our Chilean beer segment increased 5.5% to Ch$82,585 million in 2006, from Ch$78,278 million in 2005. The increase in SG&A is principally due to higher marketing and distribution expenses. As a percentage of net sales, our SG&A decreased from 37.9% in 2005 to 35.3% in 2006, mainly due to the dilution of fixed expenses as a result of higher sale volumes.

Beer Argentina: The SG&A of our Argentine beer segment increased 13.5% to Ch$27,813 million in 2006, from Ch$24,514 million in 2005. The increase in SG&A resulted principally from higher distribution expenses and salaries. As a percentage of net sales, our SG&A decreased from 47.8% in 2005 to 44.8% in 2006, mainly due to the dilution of fixed expenses as a result of higher sale volumes.

Soft Drinks and Mineral Water: The SG&A of our soft drinks and mineral water segment increased 7.8% to Ch$71,288 million in 2006, from Ch$66,123 million in 2005. This increase resulted mainly from higher distribution expenses, salaries and marketing expenses, partially offset by lower depreciation charges. As a percentage of net sales, SG&A in this segment decreased from 44.5% in 2005 to 44.1% in 2006, mainly due to the dilution of fixed expenses as a result of higher sale volumes.

Wine: The SG&A of our wine segment decreased 7.8% to Ch$24,002 million in 2006, from Ch$26,036 million in 2005. This decrease in SG&A is mainly due to lower general, third-party and marketing expenses, in addition to lower salaries. As a percentage of net sales, SG&A for this segment increased from 28.3% in 2005 to 29.3% in 2006.

Pisco: The SG&A of our pisco segment increased 17.4% to Ch$13,735 million in 2006, from Ch$11,697 million in 2005. As a percentage of net sales, SG&A for this segment increased from 37.4% in 2005 to 38.1% in 2006, mainly due to higher distribution and marketing expenses.

Operating Income
Our operating income increased by 17.4% in 2006 to Ch$85,589 million as compared to Ch$72,888 million in 2005. As a percentage of net sales, operating income, or operating margin, increased from 13.5% in 2005 to 14.6% in 2006. The operating income performance of each of our business segments during 2006 is described below:

Beer Chile: The operating income from our Chilean beer segment increased by 17.9% to Ch$64,465 million in 2006, from Ch$54,699 million in 2005. Our operating margin for this segment increased from 26.5% in 2005 to 27.6% in 2006.

Beer Argentina: The operating income from our Argentine beer segment increased by 56.8% to Ch$4,096 million in 2006, from Ch$2,612 million in 2005. Our operating margin for this segment increased from 5.1% in 2005 to 6.6% in 2006.

Soft Drinks and Mineral Water: The operating income from our soft drinks and mineral water segment increased by 5.3% to Ch$13,022 million in 2006, from Ch$12,368 million in 2005. Our operating margin for this segment decreased from 8.3% in 2005 to 8.1% in 2006.

Wine: The operating income from our wine segment decreased by 30.4% to Ch$1,277 million in 2006, from Ch$1,835 million in 2005. Our operating margin for this segment decreased from 2.0% in 2005 to 1.6% in 2006.

Pisco: The operating income from our pisco segment improved from a loss of Ch$1,638 million in 2005 to a gain of Ch$766 million in 2006. Our operating margin improved from negative 5.2% in 2005 to positive 2.1% in 2006.

Non-Operating Income
Our non-operating income increased 135.8% in 2006 to Ch$8,398 million as compared to Ch$3,561 million in 2005. This increase is primarily due to a one-time gain of Ch$3,702 million recognized in the sale of properties and other assets held for sale during 2006 and higher interest earned on time deposits.

Non-Operating Expenses
Our non-operating expenses increased 35.5% in 2006 to Ch$18,308 million as compared to Ch$13,507 million in 2005. This increase is mainly due to Ch$1,731 million in restructuring costs, Ch$1,413 million in higher provisions for write-offs of assets and Ch$691 million in higher severance indemnities.

Price-Level Restatement and Exchange Gains
The price-level restatement of our non-monetary assets, liabilities and equity due to Chilean inflation and foreign exchange fluctuations resulted in a net loss of Ch$681 million in 2006, as compared to a net loss of Ch$211 million in 2005. These results are largely due to the higher value of the dollar in 2006, compared to a decrease in 2005, over the Company’s composition of assets and liabilities in foreign currencies. A gain in price-level restatement results from holding monetary liabilities in excess of monetary assets during inflationary periods, or from holding foreign currency denominated assets in excess of foreign currency denominated liabilities during periods of devaluation of the Chilean peso.

In accordance with Chilean generally accepted accounting principles, we apply Technical Bulletin 64, or TB 64, issued by the Chilean Institute of Accountants to translate and value investments in foreign subsidiaries (see Note 1 to our consolidated financial statements). Under TB 64, our foreign investments in Compañía Industrial Cervecera S.A., or CICSA, and FLC are not subject to price-level restatements based on inflation in those countries. Instead, the U.S. dollar is considered to be the functional currency. As a result, the effect of a devaluation/revaluation of the peso against the U.S. dollar on our financial statements is determined, in part, by the impact of such devaluation/revaluation on the value of our investments in CICSA and FLC, as well as on foreign currency denominated obligations that qualify as a hedge against those investments. These effects are recorded in the account “Cumulative translation adjustment” in shareholder’s equity. As of December 31, 2006, our investment in CICSA and FLC amounted to Ch$75,681 million, foreign currency denominated obligations that were designated as a hedge against these investments were pre-paid on November 9, 2004, and the negative cumulative translation adjustment account amounted to Ch$16,430 million.

Income Taxes
Our income taxes for 2006 amounted to Ch$15,288 million, translating into an effective consolidated tax rate of 20.4% . Income taxes in 2005 amounted to Ch$9,995 million translating into an effective consolidated tax rate of 15.9% . Our effective consolidated tax rate in 2006 was higher than the Chilean statutory rate of 17% mainly due to a reduction of positive deferred income tax resulting from our subsidiary CCU Argentina, due to a lower recognition of tax loss carryforwards. In 2005, our effective consolidated tax rate was lower than the Chilean statutory rate of 17% mainly due to the positive deferred income tax from our subsidiary CCU Argentina, due to recognition of tax loss carryforwards.

In accordance with Chilean law, a Chilean company and each of its domestic subsidiaries calculate and pay taxes in Chile on a separate basis rather than on a consolidated basis. As of December 31, 2006, our consolidated subsidiaries had available tax loss carryforwards of Ch$15,194 million in Chile and Ch$11,904 million in Argentina. Our Chilean subsidiaries with the most significant tax loss carryforwards include Viña Urmeneta S.A. with Ch$5,954 million, Transportes CCU Ltda. with Ch$3,948 million, Compañía Pisquera de Chile S.A. with Ch$3,369 million, Vending y Servicios CCU Ltda. with Ch$820 million, Viña Santa Helena S.A. with Ch$553 million and Viña San Pedro S.A. with Ch$393 million. In Argentina, our subsidiaries with the most significant tax loss carryforwards are Finca La Celia with Ch$10,573 million and CCU Argentina S.A. with Ch$1,331 million. In Chile, there is no legal expiration date prescribed by law with respect to tax loss carryforwards; however, in Argentina tax loss carryforwards are subject to a five-year expiration date. The extent to which we can utilize such tax loss carryforwards in the future will depend upon the amount of income earned by each subsidiary and the specific tax loss carryforwards available to that particular entity. Dividends paid to us by CCU Argentina will be included in our taxable income in Chile, but will be governed by the applicable regulations of the Chilean tax authorities. We will receive a full credit against income tax in Chile with respect to such dividends for income taxes paid by the Argentine subsidiaries. On December 30, 1998, a 1% tax on assets was implemented in Argentina. This tax can be used as a credit to income tax and is subject to a four-year expiration date.

Minority Interest
Minority interest in 2006 improved from positive Ch$93 million in 2005 to positive Ch$253 million in 2006. This improvement was mainly due to VSP’s lower net income, partially offset by better results in CCU Argentina and in Compañía Pisquera de Chile.

Net Income
Our net income in 2006 was Ch$59,964 million, an increase of 13.5% compared to 2005’s net income of Ch$52,829 million. The increase in net income is due to our higher income before income taxes and minority interest, and positive minority interest, partially offset by the higher income taxes during 2006.

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

Most of our monetary assets, principally accounts receivable, and liabilities, principally accounts payable, that are not price-level indexed are short-term and thus are not significantly affected by inflation. However, our liability for deposits on bottles and containers (Ch$9,198 million at December 31, 2006 and Ch$7,439 million at December 31, 2007) is a long-term, non-indexed monetary liability that is affected over time by inflation. The net impact of inflation on our capital expenditures has generally been neutral as all substantial assets constructed or acquired are fixed non-monetary assets and all substantial liabilities incurred in the process of financing capital expenditures are price-level indexed or foreign-currency denominated. Nonetheless, high rates of inflation in the future could have a variety of unpredictable effects on us and could adversely impact our operations.

U.S. GAAP Reconciliation
Our net income under U.S. GAAP for 2005, 2006 and 2007 was Ch$54,363 million, Ch$56,860 million and Ch$84,560 million, respectively, as compared to that reported under Chilean GAAP of Ch$52,829 million, Ch$59,964 million and Ch$79,199 million, respectively. These differences are principally the result of US GAAP adjustments for the:

  reversal of amortization of goodwill
  accounting treatment on sale of land
  income statement treatment of deferred tax assets generated from the merger of subsidiaries adjustment for capitalized costs on repaid debt
  differences associated with the amortization of intangible trademarks accounting treatment of developmental stage enterprises
  reversal of revaluation of fixed assets and assets held for sale adjustments of employee severance indemnities
  adjustment on derivative financial instruments
  restructuring cost
  capitalization of interest cost
  recording of deferred income taxes
  inclusion of labor and overhead related expenses in inventories, and adjustment of depreciation on fixed assets which were previously classified as assets held for sale.

Our total shareholders’ equity under U.S. GAAP as of December 31, 2005, 2006 and 2007 was Ch$347,416 million, Ch$369,998 million and Ch$399,547 million, respectively, as compared to that reported under Chilean GAAP for the same period of Ch$349,834 million, Ch$375,070 million and Ch$401,796 million, respectively. The differences between shareholders’ equity under U.S. GAAP and Chilean GAAP are principally the result of US GAAP adjustments for the:

  amortization of goodwill and trademarks
  reversal of gain on sale of land
  reversal of capitalized issuance costs
  reversal of the revaluation of fixed assets and related depreciation reversal of the revaluation of assets held for sale and related depreciation minimum dividends required under Chilean GAAP
  capitalization of interest on assets under construction
  reversal of gain on investment in Viña Dassault San Pedro S.A.
  adjustment on derivative financial instruments
  reversal of impairment of fixed assets held for sale
  adjustments of employee severance indemnities
  recording of deferred income taxes (FAS No. 109)
  reversal of negative goodwill from change in CCU Argentina participation inclusion of labor and overhead related expenses in inventories, and adjustment of depreciation on fixed assets which were previously classified as assets held for sale.

Liquidity and Capital Resources

Our main source of liquidity has been cash generated by our operating activities, which amounted to Ch$88,856 million, Ch$105,092 million and Ch$119,579 million during 2005, 2006 and 2007, respectively.

Our cash flow from operations and working capital are our primary sources to meet both our short-term and long-term obligations. In the opinion of our management, they are sufficient to this end.

In 2007, our cash flows provided by operating activities totaled Ch$119,579 million. The main component of cash flows generated by operating activities in 2007 was net income of Ch$79,199 million compared to Ch$59,964 million in 2006. In 2007, we recorded a cash gain of Ch$14,758 million compared to a cash gain of Ch$4,386 million in 2006, primarily due to the gain on the sale of investments during 2007. Cash flows from the changes in operating assets and liabilities resulted in the net use of Ch$7,333 million compared to the net use of Ch$8,244 million in 2006. Cash used in 2007, resulted primarily from an increase in our accounts receivable and other assets, partially offset by increases in accounts payable affecting non-operating and operating results, inventories and income tax payable.

In 2007, our cash flows used in financing activities totaled Ch$22,298 million compared to Ch$38,492 million in 2006. The main components of cash flows used in financing activities consisted of dividends paid of Ch$39,262 million, repayment of bank borrowings of Ch$32,036 million and repayment of bonds payable of Ch$2,600 million, partially offset by proceeds from bank borrowings of Ch$44,274 million. In 2006, payments of cash dividends were Ch$33,791 million, repayment of bank borrowings was Ch$11,118 million, repayment of bonds payable were Ch$3,741 million and proceeds from bank borrowing were Ch$9,604 million.

In 2007, our cash used in investment activities totaled Ch$47,841 million compared to cash used in investing activities of Ch$55,528 million in 2006. The main components of cash used in investment activities in 2007 consisted of capital expenditures of Ch$64,460 million and investments in unconsolidated affiliates of Ch$8,806 million, partially offset by the proceeds from the sale of investments in unconsolidated affiliates of Ch$16,474 million, the proceeds from the sale of property, plant and equipment of Ch$5,084 million and the net sale of financial instruments of Ch$4,992 million.

There are no material restrictions, either legal or economic, that would limit our ability to transfer funds (i.e., dividends, loans, or advances) from our subsidiaries to us.

As of December 31, 2007, we had Ch$90,579 million in cash, time deposits and marketable securities, which does not include Ch$26,135 million corresponding to readjustable promissory notes issued by the Central Bank and purchased under resale agreements. Indebtedness, including accrued interest, amounted to Ch$173,436 million as of December 31, 2007. Short-term indebtedness included:

  Ch$5,613 million of short-term obligations to banks and financial institutions under certain lines of credit described below,
  Ch$738 million representing the current portion of long-term debt to banks.
  Ch$4,001 million representing the current portion of long-term public bonds, and

As of December 31, 2007, long-term indebtedness, excluding the current portion, comprised:

  Ch$107,111 million of long-term obligations to banks, and
  Ch$55,974 million of long-term obligations to the public represented by bonds.

On November 23, 2007, the Cayman Islands Branch of Compañía Cervecerías Unidas S.A. entered into a US$70 million, five-year unsecured, loan agreement. This credit agreement had a variable interest rate of LIBOR + 0.27% in U.S. dollars. The amortization of the loan will be done in one payment at the maturity date. Interest payments are on a semi-annual basis. We will repay this debt with the cash generated by our operating activities.

To avoid the exchange and interest risks of this loan, we entered into a cross currency interest rate swap agreement for the total of the loan. As a consequence, we replaced the risk of LIBOR fluctuations for this credit agreement, by a fixed rate of 2.75% in Unidad de Fomento, or UF, a daily indexed peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.

As of December 31, 2007, we were required, under our debt covenants then in effect, to maintain certain financial ratios. The most significant covenants required us to maintain a consolidated interest coverage ratio (the ratio of operating income plus depreciation and operating amortization to interest expenses) equal to or higher than 3.00 to 1.00, to maintain a consolidated leverage ratio (the ratio of financial debt to operating income plus depreciation and operating amortization) equal or lower than 3.00 to 1.00, and a minimum consolidated equity of UF15 million (as of December 31, 2007, approximately Ch$294,340 million). Furthermore, we were required to maintain an indebtedness ratio (the ratio of total liabilities to shareholders’ equity) no greater than 1.5 to 1.0 on a consolidated basis and 1.7 to 1.0 on an unconsolidated basis, as well as a ratio of our unpledged assets over our unsecured liabilities of at least 1.2, on both a consolidated and unconsolidated basis.

At December 31, 2007, we met all our financial debt covenants and had a consolidated interest coverage ratio of 16.81 to 1, a consolidated leverage ratio of 1.21 to 1. Our consolidated equity as of December 31, 2007 was Ch$401,796 million (UF20.5 million). Our indebtedness ratio was 1.04 and 0.81 on an unconsolidated and consolidated basis, respectively. The ratios of unpledged assets over unsecured liabilities were 1.96 and 2.23 on an unconsolidated and consolidated basis, respectively.

None of our indebtedness, or that of our subsidiaries, contains any term that restricts our ability to pay dividends, except for our syndicated loan and local bonds that require us to maintain a minimum consolidated equity of UF15 million (as of December 31, 2007, approximately Ch$294,340 million).

The following table summarizes debt obligations held by us as of December 31, 2007. The table presents principal payment obligations in millions of Chilean pesos by interest rate structure, financial instrument and currency, with their respective maturity dates and related weighted-average interest rates:

Interest-Bearing Debt as of December 31, 2007
(millions of Ch$, except percentages)

Expected Maturity Date
Fixed rate	Average Int. Rate		2008	2009	2010	2011	2012	Thereafter	TOTAL

Ch$ (UF) (1)	Bonds	3.9%	Ch$5,703	5,569	5,436	5,304	5,170	52,721	79,903
Ch$ (UF) (1)	Banks	5.7%	2,205	1,305	10,508	969	969	29,644	45,600
US$	Banks	6.9%	4,088	-	-	-	-	-	4,088
Argentine pesos	Banks	13.0%	753	-	-	-	-	-	753

TOTAL			Ch$12,749	6,874	15,944	6,273	6,139	82,365	130,344

Variable rate	Average Int. Rate		2008	2009	2010	2011	2012	Thereafter	TOTAL

US$ (2)	Banks	5.2%	3,317	52,271	1,062	1,062	35,844	-	93,556

TOTAL			Ch$3,317	52,271	1,062	1,062	34,782	-	93,556

________________
(1)	A UF (Unidad de Fomento) is a daily indexed, peso-denominated monetary unit. The UF is set daily in advance based on the previous month's inflation rate.
(2)	Includes the US$100 million syndicated loan and the US$70 million loan, which are hedged through cross currency interest rate swap agreements.

To hedge our market risks, we hold debt obligations in various currencies and enter into derivatives contracts. See “Item 11: Quantitative Information About Market Risk.”

Our treasury policy is to invest in highly liquid financial instruments issued by first class financial institutions. Investments are made primarily in Chilean pesos and U.S. dollars. As of December 31, 2007, we had invested Ch$47,652 million in Chilean peso related instruments and Ch$49,714 million in U.S. dollar related instruments.

The following table summarizes financial instruments, including time deposits, marketable securities and securities purchased pursuant to repurchase agreements, held by us as of December 31, 2007:

Short-Term Financial Instruments

(millions of Ch$)
UF	20,888
Ch$	26,764
US$	49,714

TOTAL	97,366

Capital Expenditures
We continue to make substantial capital expenditures to meet estimated growth in demand for our products. Our plans for capital expenditures through 2011 period are displayed in the following table. The information is presented in constant Chilean pesos of December 31, 2007.

Business Unit	2008	2009	2010	2011

	(millions of Ch$ as of December 2007)
Beer Chile
Machinery and equipment	14,010	24,662	11,629	15,850
Packaging	5,659	7,730	3,800	3,807
Marketing assets	4,139	3,942	4,076	4,213
Software and hardware	112	73	73	73
Other	311	160	178	122

Total	24,231	36,568	19,756	24,065
Beer Argentina
Machinery and equipment	2,316	7,215	3,333	1,341
Packaging	3,383	1,313	1,440	1,173
Marketing assets	2,557	2,046	2,191	2,317
Software and hardware	237	64	64	64
Other	253	69	153	153

Total	8,746	10,706	7,181	5,048
Soft Drinks & Mineral Water
Machinery and equipment	10,959	11,485	5,693	8,866
Packaging	5,114	3,191	3,349	3,515
Marketing assets	4,275	3,678	3,298	3,460
Software and hardware	35	18	9	9
Other	118	105	105	105

Total	20,501	18,477	12,455	15,955
Wine
Machinery and equipment	3,375	1,934	2,949	1,934
Packaging	837	433	433	433
Marketing assets	161	141	141	141
Software and hardware	174	130	130	130
Other	439	333	333	333

Total	4,986	2,970	3,986	2,970
Spirits
Machinery and equipment	1,392	2,276	1,234	1,349
Packaging	15	-	220	220
Marketing assets	268	220	220	220
Software and hardware	78	-	18	-
Other	79	-	-	-

Total	1,833	2,496	1,692	1,789
Others	31,521	17,613	12,265	11,800

Total	91,818	88,831	57,334	61,628

During the years 2008 through 2011, we plan to make capital expenditures mainly to adapt, update and increase production capacity, install new packaging lines, enhance environmental protection, optimize our distribution system and warehouse facilities, invest in additional returnable bottles and crates to replace obsolete inventories, adapt to new packaging formats and support industry volume growth. Capital expenditures are also focused on improving management information systems and making additional investments in marketing assets.

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

Contractual Obligations

The following table summarizes our known contractual obligations as of December 31, 2007:

	Payments due by period
	(unaudited, in million of Chilean pesos)

		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years

Long-Term Debt Obligations (1)	173,436	10,352	65,862	41,768	55,454
Capital Lease Obligations (2)	22,553	969	1,939	1,939	17,706
Operating Lease Obligations (3)	65,584	24,539	25,067	7,467	13,080
Purchase Obligations (4)	130,657	37,492	36,363	32,810	23,991
Other Long-Term Liabilities (5)	7,439	-	-	-	7,439

Total	399,669	73,353	129,231	83,984	117,670

________________
(1)	Includes long-term bank loans, bonds payable and related interests.
(2)	Includes our obligation to lease our new headquarter building (see Note 10 to the financial statements).
(3)	Includes real property, vineyards and warehouse leases, as well as marketing contracts.
(4)	Includes raw material purchase contracts
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

Research and Development

Our research and development efforts do not involve material expenditures, as we rely primarily on technical assistance and technology transfer agreements with domestic and foreign companies and institutes. In 2003, we entered into two technical agreements with Heineken International for assistance regarding all technical issues related to the production and bottling of Heineken Lager, one for Chile and the other one for Argentina. The initial term of these agreements is ten years beginning in June 2003, renewable for subsequent periods of five years. In May 2004, we entered into a technical assistance agreement with Heineken Technical Services B.V. for operational aspects of our breweries, with an initial term of one year, renewable for subsequent periods of one year each. See “Item 6: Directors, Senior Management and Employees” and “Item 7: Major Shareholders and Related Party Transactions”. The license agreement between CCU Argentina and Anheuser-Busch, signed in 1995, as amended, also provides us with both technical and marketing assistance for the production and marketing of Budweiser beer brand in Argentina. See “Item 4: Information on the Company – Our Business – Business Overview – Our Beer Business – Our Beer Business in Argentina – Beer Production and Marketing in Argentina”.

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

b) Goodwill, negative goodwill and other intangible assets: Management exercises judgment in assessing goodwill, negative goodwill and other intangibles including trademarks for impairment. Goodwill is recorded as the excess of the purchase price of companies acquired over their net book value (for acquisitions made prior to and inclusive of December 31, 2003) and over the fair value of identifiable net assets acquired (for acquisitions made after December 31, 2003). We amortize costs in excess of book value of net assets (and the excess of book value over cost) of our businesses using the straight-line method over a period not to exceed 20 years. This period is based on management’s assumption regarding the estimated period of recovery regarding these investments. This assumption takes into consideration various factors, including but not limited to, significant decreases in the market value of the investment, significant changes in legal or regulatory provisions and how these may im pact the value of an investment and rates of returns used in calculating operating or cash flows associated with the use of our assets. We annually review the recorded value of our goodwill, or sooner if changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability of the carrying value of the asset is determined by comparing net book value, including goodwill, to fair value based on the estimated future net cash flows of the relevant assets.

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

d) Severance Indemnities: As of December 31, 2007, the liabilities for mandatory severance indemnities have been determined at their current value, based on the accrued cost of the benefit, using an annual discount interest rate of 6% (6% in 2006). The calculation also considers the estimated years of service that the personnel will have at the date of their retirement. Until December 31, 2005, only certain agreements were considered mandatorily payable. Liabilities for certain other remaining agreements were recorded at their current value, considering certain contractual restrictions that required the Company to pay severances only for a limited amount of personnel each year. In the case of the costs for severance indemnities that resulted from changes in the collective contractual agreements occurred in the years 2005 and 2006, which included increasing the agreed benefits, these effects have been recognized as an asset and are being amortized on the basis of the average expected term of permanence of the employees in the Company.

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

Trend Information

The Chilean economy experienced growth of 5.1% in 2007, after an increase of 4.3% in 2006. This trend slow down during 2008, growing 3.0% during the first quarter and expecting a growth between 4.0% and 5.0% for the whole year, according to the Central Bank of Chile. On the domestic side of the economy, internal demand has increased 7.8% during 2007. Nevertheless, inflation rate reached 7.8% in 2007 and 8.9% in the twelve-month period ended in May 2008. In spite of favorable economic conditions, there can be no assurance that our products’ consumption will grow in the same proportion, especially considering higher energy and food cost pressures and the possible effects in Chile of the sub-prime financial crisis in the United States.

In addition, our beer brands in Chile may face increased competition from other brewers as well as from alcoholic beverages such as wine and spirits, and non-alcoholic beverages such as soft drinks. Beer consumption in Chile historically has been influenced by changes in domestic wine prices. Increases in domestic wine prices have tended to increases in beer consumption, while reductions in wine prices have tended to reduce or slow the growth of beer consumption. In fact, during 2005 beer consumption, as well as wine prices, increased significantly. Nevertheless, during 2006, beer consumption once again grew significantly, but wine prices decreased. Recently, as a result of the smaller 2008 wine harvest and the higher international demand for Chilean wine, the price of bulk wine increased. Similarly, the price of soft drinks has decreased relative to the price of beer over the past few years, due to lower packaging costs and the introduction of larger packaging formats, which may also affect further growth in beer consumption.

Since 2005, the Argentine government has restricted gas exports to Chile due to supply problems in that country. This situation has increased the costs of operating our beer production plants in Chile and Argentina, as well as our soft drinks plants in Chile. Additionally, it has increased electrical power costs related to these same gas restrictions. We do not need additional investments because our boilers can work with gas or with alternative fuels, such as diesel oil. Considering the current energy prices, we estimate that the higher costs at a consolidated level should be approximately Ch$4,000 million for 2008.

After four years of recession in Argentina, during 2003, the economy stabilized, evidenced by significant increases in consumption and in the recovery of prices in the beer industry. This positive trend has continued throughout 2004, 2005, 2006 and 2007, when GDP grew 9.0%, 9.2%, 8.5% and 8.7%, respectively. Nevertheless, further recovery in Argentina will depend on deep structural reforms in many areas, including regulations in several markets, as well as the solution of the local energy crisis and an increase in investments to support current economic growth.

Revenues from CCU Argentina, in Chilean pesos, are also subject to the volatility of exchange rates of the Chilean peso, U.S. dollar and Argentine peso in any given period. This volatility may also affect the level of income reported from our foreign operations under Chilean GAAP.

ITEM 6: Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth certain information with respect to our executive officers and members of our board of directors, as of June 2008:

Directors	Position	Position Held Since	At CCU Since

Guillermo Luksic (1)	Chairman of the Board and Director	September 1990 (Chairman) November 1986 (Director)	November 1986
Massimo von Wunster (2)	Vice Chairman of the Board and Director	June 2007 (Vice Chairman) January 2007 (Director)	January 2007
Andrónico Luksic (1)	Director	November 1986	November 1986
Giorgio Maschietto (2)	Director	April 2001	April 2001
Manuel José Noguera	Director	May 1987	May 1987
Carlos Olivos	Director	October 2003	October 2003
Philippe Pasquet	Director	June 2003	June 2003
Francisco Pérez	Director	July 1998	February 1991 (3)
Alberto Sobredo	Director	April 2007	April 2007

Senior Management	Position	Position Held Since	At Company Since

Patricio Jottar	Chief Executive Officer	July 1998	July 1998
Marcela Achurra	Legal Affairs Manager	February 2005	September 1995
Javier Bitar	Viña San Pedro Manager	January 2008	May 2004
Marisol Bravo	Corporate Affairs and Public Relations Manager	June 1994	July 1991
Theodorus De Rond	CCU Chile Manager	September 2007	September 2007
Pablo De Vescovi	Human Resources Manager	September 1998	November 1994
Francisco Diharasarri	ECUSA Manager	October 2003	June 1985
Roelf Duursema	General Comptroller	January 2005	November 2004
Alvaro Fernández	Cía. Pisquera de Chile Manager	March 2005	September 1998
Armin Kunstmann	Chairman of Cía. Cervecera Kunstmann	May 2002	November 2006
Dirk Leisewitz	Corporate Operations Manager	January 2005	December 1987
Hugo Ovando	Development Manager	September 2002	September 1997
Ricardo Reyes	Chief Financial Officer	July 2005	July 1996
Fernando Sanchis	CCU Argentina Manager	May 1995	November 1994

________________
(1)	Mr. Guillermo Luksic and Mr. Andrónico Luksic are brothers.
(2)	Our Board of Directors, at its meeting held on June 6, 2007, appointed Mr. Massimo von Wunster as Vice Chairman after the resignation of Mr. Giorgio Maschietto as Vice Chairman in May 2007.
(3)	Mr. Francisco Pérez was our Chief Executive Officer between 1991 and 1998.

Guillermo Luksic (52), has served as our Chairman of the Board and Director since September 1990 and November 1986, respectively. He is currently Chairman of the Board of Directors of Quiñenco S.A., CCU Chile Ltda., ECUSA, CCU Argentina S.A., Viña San Pedro S.A., Telefónica del Sur S.A. and Madeco S.A., as well as a member of the board of directors of several other companies, including CICSA, Compañía Pisquera de Chile S.A., Banco de Chile, Antofagasta plc. and IRSA.

Massimo von Wunster (51), has served as our Director since January 2007 and as our Vice Chairman since June 2007. He is currently President of Heineken Americas and has been working with Heineken since 1995. He is also a member of the board of directors of Cervecería Costa Rica S.A. in San José, Costa Rica. He received a degree in Business Administration from the University of Bergamo, Italy, and a Diploma of Chartered Accountant from the same university.

Andrónico Luksic (54), has served as our Director since November 1986. He is currently Chairman of the Board of SM Chile S.A., Vice Chairman of the Board of Banco de Chile, Quiñenco S.A. and LQIF S.A., as well as a member of the board of directors of several other companies, including Madeco S.A.

Giorgio Maschietto (68), has served as our Director since April 2001, and served as our Vice Chairman of the Board from April 2001 until May 2007. He is also currently a member of the board of directors of Viña San Pedro S.A., ECUSA, Cervecera Chile Ltda., CCU Argentina S.A., CICSA, Compañía Pisquera de Chile S.A., IRSA, Cecinas San Jorge S.A. and Multitiendas Corona S.A. Until his retirement in 1998, he held several positions at Unilever in Italy, United Kingdom and Chile. He studied chemical engineering at the catholic University of Valparaíso.

Manuel José Noguera (58), has served as our Director since May 1987. He is currently Chief Legal Counsel of Quiñenco S.A. and senior partner at the law firm Noguera, Larraín y Dulanto Ltda. He has been working with the Luksic group for over 30 years. He is member of the board of several companies, including IRSA, Foods Compañía de Alimentos S.A. and LQ Inversiones Financieras S.A. and he is an advisor to the Board of Madeco S.A. He received his law degree from the Catholic University of Chile.

Carlos Olivos (66), has served as our Director since October 2003. He is currently senior partner at the law firm Guerrero, Olivos, Novoa y Errázuriz Ltda., as well as member of the board of directors of Banco Santander Santiago S.A. He received his law degree from the University of Chile and his Master’s degree in Comparative Jurisprudence from the New York University Law School.

Phillipe Pasquet (69), has served as our Director since June 2003. He has been working for Heineken since 1976. He is member of the board of directors of CCU Argentina S.A., Viña San Pedro S.A., ECUSA, Compañía Pisquera de Chile S.A., Foods Compañía de Alimentos S.A. and IRSA, as well as Florida Bebidas S.A. in Costa Rica and Cervecería Baru-Panamá in Panama. He received degrees from the Ecole Supérieure de Commerce at Dijon, France, the Institut International de Commerce at Paris, and the Centre Européen d’Education Permanente at Fontainebleau, France.

Francisco Pérez (50), has served as our Director since July 1998. He is Chief Executive Officer of Quiñenco S.A. since 1998. Prior to joining Quiñenco, he was our Chief Executive Officer, or CEO, between 1991 and 1998. He is member of the board of several companies, including CCU Argentina S.A., ECUSA, Viña San Pedro S.A., Compañía Pisquera de Chile S.A., IRSA, Madeco S.A., Banco de Chile, Banchile Corredores de Bolsa, LQ Inversiones Financieras S.A., Telefónica del Sur S.A., Cía. de Teléfonos de Coyhaique S.A. and Foods Compañía de Alimentos S.A. He received a degree in Business Administration from the Catholic University of Chile and a Master’s degree in Business Administration from the University of Chicago.

Alberto Sobredo (59), has served as our Director since April 2007. He is also currently a member of the board of directors of Construmart and ICARE, and President of the Marketing Circle of the latter. He held several positions at Gillette, Reckitt & Colman and Unilever, where he was President and CEO of Unilever Latin America until his retirement in January 2007. He received a Doctorate degree in Management Sciences from the University UADE of Argentina.

Patricio Jottar (45), has served as our Chief Executive Officer since 1998. He is also currently a Director of CCU Argentina, ECUSA, Viña San Pedro S.A., Foods Compañía de Alimentos S.A., Cervecería Austral S.A., Aguas CCU-Nestlé Chile S.A. and Compañía Cervecera Kunstmann S.A. and is Chairman of the Board of Compañía Pisquera de Chile S.A. and ICARE. Prior to joining us, he was Chief Executive Officer of Santander Chile Holding. He received a degree in Business Administration from the Catholic University of Chile and a Master’s degree in Economics and Business Administration from the Instituto de Estudios Superiores de la Empresa (“IESE”), in Barcelona, Spain.

Marcela Achurra (43), is our Legal Affairs Manager and has been with us since 1995. She is also a Director of Aguas CCU-Nestlé Chile S.A. Prior to her current position, she was Legal Counsel of our subsidiary Viña San Pedro S.A. She received her law degree from the Catholic University of Chile.

Javier Bitar (42), is the General Manager of VSP and has been with us since 2004. Additionally, he is member of the board of Viñas Valles de Chile S.A., a joint venture of VSP. Prior to his current position, he was Chief Operating Officer of VSP and General Manager of Viña Santa Helena. Prior to joining us, he was Senior Partner at Grupo Sur Consultores, a boutique consulting firm specializing in management consulting and business process design. He received Bachelor’s and Master’s degrees in Mathematical Engineering from the University of Chile and a diploma in Corporate Finance from the University Adolfo Ibáñez in Chile.

Marisol Bravo (48), is our Corporate Affairs and Public Relations Manager and has been with us since 1991. Prior to her current position, she was Head of Special Projects. Before joining us, she was Assistant Manager of Marketing at Citicorp Mutual Funds. She received a degree in Business Administration from the University of Chile.

Theodorus De Rond (53), is the General Manager of CCU Chile and has been with us since 2007. He is also currently a Director of Cervecería Austral S.A. He has been working with Heineken since 1978, in different countries around the world, in senior marketing and sales positions, as well as General Management. Prior to joining us he was Managing Director of Guinness Anchor Berhad (a joint venture between Asian Pacific Breweries and Diageo) in Malaysia, and before that the Corporate Marketing Director of Heineken in Amsterdam. He received a degree from Retail College of the Netherlands and has studies in Strategic Marketing, Finance and General Management programs from INSEAD in France.

Pablo De Vescovi (55), is our Human Resources Manager and has been with us since 1994. Prior to serving in this capacity, he was Human Resources Manager of ECUSA. Before joining ECUSA he was the Human Resources Manager of Embotelladora Chile S.A. (“Embochile”), a former PepsiCo bottler, and Human Resources Vice President of The Chase Manhattan Bank in Chile. He received a degree in Business Administration from the Catholic University of Chile.

Francisco Diharasarri (47), is the General Manager of ECUSA and has been with us since 1985. Prior to his current position, he was General Manager of CCU Chile, General Manager of ECUSA and General Manager of PLASCO. He is also currently Chairman of the Board of Foods Compañía de Alimentos S.A. and Aguas CCU-Nestlé Chile S.A. He received a degree in Civil Engineering from the University of Chile.

Roelf Duursema (57), is our General Comptroller and has been with us since 2004. He has been working with Heineken since 1978, in different countries around the world, in marketing, sales, finance and information technology positions, as well as General Management. Prior to joining us he was the Director for Corporate Information Technology for the Heineken Group. He received a degree in Mechanical Engineering from the Technical University Delft in the Netherlands and a Master’s degree in Economics from the Erasmus University in Rotterdam.

Alvaro Fernández (41), is the General Manager of Compañía Pisquera de Chile and has been with us since 1998. Prior to his current position, he was General Manager of Pisconor and our Development Manager. He is also Director of Cervecería Austral S.A., Compañía Cervecera Kunstmann S.A., CICSA and Transportes CCU Ltda. Prior to joining us he was Commercial Manager of Santander Life Insurance Company and Vice President of Citicorp. He received a degree in Business Administration from the Catholic University of Chile.

Armin Kunstmann (55), is the Chairman of the Board of Compañía Cervecera Kunstmann S.A., or CCK, and has been with us since 2006. He started its original brewery in 1991, which later became CCK. He is currently Director of Levaduras Collico S.A., a yeast company, and of Austral Incuba, a new business development center of Universidad Austral from Valdivia, an important university in Southern Chile. Prior to his current position, he was General Manager of Levaduras Collico S.A. during 12 years. He received a degree in Chemical Civil Engineering and a Master’s degree in Chemical Engineering from the University Federico Santa María in Chile.

Dirk Leisewitz (62), is our Corporate Operations Manager and has been with us since 1987. He is currently Director of Cervecería Austral S.A., Compañía Cervecera Kunstmann S.A. and Clínica Alemana de Santiago S.A., a major private hospital in Chile. He is also a council of the Universidad Del Desarrollo, a large private university in Chile. Additionally, until April 2008, he was member of the board of the Chilean-German Chamber of Commerce and Industry. Prior to his current position, he was our General Comptroller during 17 years. Prior to joining us, he was Division Manager of the Morgan Guaranty Group in Chile. He received a degree in Industrial Civil Engineering from the University of Chile, and a Master’s degree in Administration and Management from the Catholic University of Louvain in Belgium.

Hugo Ovando (38), is our Development Manager and has been with us since 1997. He is also a Director of Aguas CCU-Nestlé Chile S.A. Prior to his current position, he was Corporate Projects Manager and Investor Relations Manager. He received a degree in Business Administration from the Catholic University of Chile and a Master’s degree in Business Administration from Babson College.

Ricardo Reyes (53), is our Chief Financial Officer and he has been with us since 1996. Prior to his current position, he was the General Manager of VSP between May 2004 and July 2005, and our Chief Financial Officer for almost 8 years. Prior to joining us, he worked 18 years at Esso Chile Petrolera, an Exxon affiliate, holding the positions of Operations Manager, Financial and Planning Manager, and Information System Manager. He received a degree in Civil Engineering from the Catholic University of Chile.

Fernando Sanchis (47), is the General Manager of CCU Argentina and has been with us since 1995. Prior to joining us, he was Chief Financial Officer of Embochile, a former PepsiCo bottler and held the same position at Uruguay’s PepsiCo’s bottler. He received an accounting degree from the Buenos Aires University of Argentina.

Our senior managers are full time employees, therefore, they do not perform business activities outside us. The principal business activities of our directors are summarized in the following table:

Directors	Business Activities

Guillermo Luksic	Chairman of Quiñenco
Giorgio Maschietto	Director of Companies
Andrónico Luksic	Vice Chairman of Banco de Chile
Manuel José Noguera	Legal Counsel of Quiñenco
Carlos Olivos	Senior Partner of Guerrero, Olivos, Novoa & Errázuriz (law firm)
Philippe Pasquet	Director of Companies related to Heineken
Francisco Pérez	Quiñenco’s CEO
Alberto Sobredo	Director of Companies
Massimo von Wunster	President of Heineken Americas

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

Compensation

For the year ended December 31, 2007, the aggregate amount of compensation paid by us to all our directors was Ch$1,748 million.

The board of directors’ compensation is determined by the shareholders at the annual general shareholders’ meeting and may take into consideration proposals made by the Board. The compensation of our Board, approved at our shareholders’ meeting held on April 17, 2008, consists of an attendance fee per meeting of UF100 per board member and a fee that is twice as much for the Chairman, along with a profit-sharing amount equal to 3% of distributed dividends for all board members, proportionately (prior to 2008, this amount was 5% of distributed dividends). In case distributed dividends exceed 50% of our liquid profits, the profit-sharing amount will be calculated over a maximum of 50% of our liquid profits. Additionally, board members who participate in the Directors Committee and Business Committee receive UF25 and UF17, respectively, for each meeting they attend. Furthermore, board members who sit on the Audit Committee receive UF25 monthly. In 2007, the total compensation paid by us and our subsidiaries to each of our directors for services rendered was as follows:

	Attendance	Dividend
Director	meetings fee (1)	participation	Total

	(thousands of Ch$)
Guillermo Luksic	Ch$66,527	Ch$163,934	Ch$230,460
Massimo von Wunster	20,524	-	20,524
Jorge Carey	11,790	163,934	175,724
Andrónico Luksic	3,923	163,934	167,857
Giorgio Maschietto	86,219	163,934	250,153
Manuel José Noguera	23,471	163,934	187,404
Carlos Olivos	27,388	163,934	191,322
Philippe Pasquet	83,791	163,934	247,725
Francisco Pérez	88,230	163,934	252,164
Alberto Sobredo	24,392	-	24,392

________________
(1)	Include the remuneration for members of the Audit, Directors and Business Committees.

For the year ended December 31, 2007, the aggregate amount of compensation paid to our senior managers, to the area managers of our operating subsidiaries and to the managers of the service units that report to our CEO, was Ch$6,460 million (Ch$6,085 million in 2006). We do not and are not required under Chilean law to disclose to our shareholders or otherwise make public information as to the compensation of our individual senior managers.

We do not maintain any stock option, pension or retirement programs for our directors or senior managers, with the only exception of VSP. VSP’s Extraordinary Shareholders meeting held on July 7, 2005 approved a capital increase to be partially used for stock option programs for the main executives of VSP and its subsidiaries.

Board Practices

We are managed by our board of directors which, in accordance with our bylaws (Estatutos), is formed by nine directors who are elected at the regular shareholders’ meeting. The entire board of directors is elected for three years and the last election of directors took place in April 2007. The board of directors may appoint replacements to fill any vacancies that occur during periods between annual shareholders’ meetings. If such a vacancy occurs, the entire board of directors must be renewed at the next following regular shareholders’ meeting. Our senior managers are appointed by the board of directors and hold office at the discretion of the board of directors. There are regularly scheduled meetings of the board of directors once a month; extraordinary meetings are specially summoned by the Chairman at the request of any of the board of directors’ members. The board of directors does not have an executive committee. Nevertheless, we have a Business Committee consisting of cer tain board members which meets only on those occasions where it is necessary to review issues of special relevance which are later to be considered by the Board. Director service contracts do not contain any provision for benefits upon termination of employment.

Directors Committee. The Chilean Corporations Act was amended, effective December 20, 2000. The following is a summary of the main provisions of the amendment. Under the amendment, the boards of directors of corporations whose market capitalization reaches or exceeds 1.5 million Unidades de Fomento (as of May 31, 2008 approximately Ch$30,092 million) shall designate a comité de directores or “directors committee”. If the market capitalization falls below this threshold, the obligation to designate a directors committee disappears. However, corporations which do not reach the threshold may voluntarily assume the obligations concerning the directors committee, in which case they shall strictly follow the provisions of the amendment.

The directors committee has the following powers and duties:

  to examine the independent accountants’ reports, the balance sheets, and other financial statements submitted by the corporation’s managers or liquidators to the shareholders, and issue an opinion about them prior to their submission for shareholder approval;
  to propose to the board of directors, the independent accountants and the risk rating agencies, which the board must then propose on the first case and inform on the second, annually to the shareholders. Should the board of directors disagree with the directors committee’s proposal, the board shall be entitled to make its own proposal, submitting both to the shareholders for their consideration;
  to examine the documentation concerning (i) contracts or agreements in which directors have an interest and (ii) transactions between related or affiliated companies, and to produce a written report on such documentation. A copy of the report shall be delivered to the Chairman of the board, who shall read it at the board meeting in which the transaction is presented for approval or rejection;
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

The members of the directors committee shall be remunerated. The amount of such remuneration shall be established annually by the shareholders, taking in consideration the duties that the directors’ committee members shall perform. The remuneration of our directors committee members is 25 Unidades de Fomento (as of May 31, 2008, approximately ThCh$502) per assistance to directors committee meeting.

The shareholders shall determine the budget of the directors committee and those of its advisors, and the directors committee shall be allowed to request the recruitment of professionals to fulfill its duties, within the limits imposed by the budget. The activities of the directors committee and its expenses, including its advisors’ expenses, shall be included in the annual report and conveyed to the shareholders. The budget of our directors committee and its advisors is 1,000 Unidades de Fomento (as of May 31, 2008, approximately ThCh$20,061).

Audit Committee. In the session held on April 18, 2007, our board of directors appointed board members Giorgio Maschietto, Carlos Olivos and Alberto Sobredo to be members of the audit committee, in accordance with provisions of the Exchange Act and the Sarbanes-Oxley Act of 2002 applicable to us as a foreign private issuer with securities listed on a U.S. national exchange.

The duties of the audit committee are:
  To be responsible for the hiring, remuneration and supervision of the work of public accounting firms hired to prepare or issue audit reports or review or certify such reports. The external auditors shall report directly to the audit committee regarding such matters.
  Resolve disputes that arise between our administration and the external auditors with regard to financial reports.
  Grant approval prior to the contracting of non-audit services provided by the external auditors.
  Establish a procedure for receiving and responding to complaints received with regard to accounting, accounting controls or other auditing matters whereby employees may anonymously and confidentially report their concerns related to these matters.
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

We have adopted a code of business conduct and ethics that applies generally to all of our executive officers and employees. A copy of the code of business conduct and ethics is available in our website at www.ccu-sa.com.

Manual of Information of Interest to the Market. . In 2008, the Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros, or SVS) promulgated new rules which require public companies to adopt a manual regarding disclosure of information of interest to the market. This manual applies to our directors, the directors of our subsidiaries, our executive officers, some of our employees which may be in possession of confidential, reserved or privileged information of interest, and to our advisors. The manual took effect on June 1, 2008. A copy of the manual regarding disclosure of information of interest to the market is available in our website at www.ccu-sa.com.

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

Employees

Chile

As of December 31, 2005, 2006 and 2007, we had a total of 3,706, 3,753 and 3,958 permanent employees in Chile, respectively. As of December 2007, 2,414 were represented by 43 labor unions. As of December 31, 2007, the average tenure of our full-time employees was approximately nine years.

The following table shows the breakdown of our employees by business segments:

Business	2005	2006	2007

Beer	833	872	843
Soft drinks and mineral water	895	905	908
Wine	538	480	648
Transportes CCU	487	476	635
Others (*)	953	1,020	924

Total	3,706	3,753	3,958

________________
(*)	Includes our corporate, pisco, plastic and Comercial CCU divisions

Unionized employees represent approximately 61% of our total permanent workforce. Our management believes it generally has a good relationship with the labor unions representing our employees.

During 2007, 1,264 employees renewed their collective contracts, most of them for a period of two years. The contract renewals are expected to increase the unionized workforce costs between 2.5% and 3.0% .

All employees who are terminated for reasons other than misconduct are entitled by law to receive a severance payment. In the years 2005, 2006 and 2007, we made severance payments in the amounts of Ch$1,817 million, Ch$2,701 million and Ch$4,196 million, respectively. Permanent employees are entitled to the basic payment, as required by law, of one month’s salary for each year, or six-month portion thereof, worked. This condition is subject to a limitation of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981. Severance payments to employees hired before August 14, 1981 are not subject to any limitation. Our employees who are subject to collective bargaining agreements have a contractual benefit to receive a payment in case of resignation, consisting of a payment of one monthly base salary for each full year worked, not subject to a limitation on the total amount payable but subject to a limitation on the total number of employees who can claim the severance benefit during any one year. In 2007, we laid off 472 employees.

We do not maintain any pension fund or retirement program for our employees. Workers in Chile are subject to a national pension fund law which establishes a system of independent pension plans, administered by Administradoras de Fondos de Pensiones (“AFPs”). We have no liability for the performance of the pension plans or any pension payments to be made to the employees.

In addition to our permanent work force, as of December 31, 2007, we had 511 temporary employees, who were hired for specific time periods to satisfy short-term needs.

Argentina

a) Beer Business
As of December 31, 2005, 2006 and 2007, we had a total of 517, 543 and 547, permanent employees respectively. As of December 31, 2007, 361 employees were represented by three labor unions. Two of the labor unions are members of one federation, Federación Argentina de Trabajadores Cerveceros y Afines (the Argentine Beer Workers Federation, or “FATCA”). As of December 31, 2007, the average tenure of our employees in Argentina was approximately eight years.

Collective bargaining in Argentina is done on an industry-wide basis, rather than, as in Chile, on a company-by-company basis.

In Argentina, as in Chile, all employees who are terminated for reasons other than misconduct are entitled by law to receive a severance payment. We made severance payments in connection with our Argentine beer operations in the amounts of Ch$62 million, Ch$144 million and Ch$115 million in 2005, 2006 and 2007, respectively. According to the Argentine Labor Law, employees who joined us before October 1998 are entitled to the basic payment as required by law of one month’s salary for each year or fraction thereof worked. This monthly amount cannot exceed three times the average monthly salary established under the applicable collective bargaining agreement and cannot be less than the equivalent of two monthly salaries of the employee. In December 2005, a new temporary rule came into force: all severance payments are to be increased by 50%. This temporary rule was retracted on September 2007.

In addition to our permanent work force, as of December 31, 2007, we had 44 temporary employees, who were hired for specific time periods to satisfy short-term needs.

b) Wine Business
As of December 31, 2007 Finca La Celia, the Argentine subsidiary of Viña San Pedro had a total of 127 permanent employees. As of December 31, 2007, 111 were represented by one labor union. As of December 31, 2007, the average tenure of our employees in FLC was approximately five years. In addition to our permanent work force in FLC, we had 105 temporary employees, who were hired for specific time periods to satisfy short-term needs.

Share Ownership

Except as disclosed in “Item 7: Major Shareholders and Related Party Transactions – Major Shareholders”, as of December 31, 2007, our senior management and our board members in the aggregate owned less than one percent of the our shares.

We do not maintain stock option or other programs involving our employees in the capital of the Company, with the only exception of VSP. VSP’s Extraordinary Shareholders meeting held on July 7, 2005 approved a capital increase to be partially used for stock option programs.

ITEM 7: Major Shareholders and Related Party Transactions

Major Shareholders

Our only outstanding voting securities are our shares of our common stock. The following table sets forth information concerning the ownership of our common stock as of May 31, 2008, for each shareholder known to us to own more than 5% of the outstanding shares of our common stock and for all of our directors and executive officers as a group:

Shareholder	Number of shares owned	% Ownership

Inversiones y Rentas S.A.	210,568,432	66.11%

Our directors and executive	29,560	0.01%
officers as a group (1)

________________
(1)
Does not include the 210,568,432 shares of our common stock owned, directly and indirectly, by Inversiones y Rentas, which is 50% beneficially owned by the Luksic family, as discussed below. Guillermo Luksic and Andrónico Luksic, our directors, are members of the Luksic family.

In addition, as of May 31, 2008, JPMorgan Chase Bank, the Depositary for our ADR facility, was the record owner of 23,853,540 shares of our common stock (7.49% of the outstanding common stock) deposited in our ADR facility.

As of May 31, 2008, we had 4,996 shareholders of record, of which 56 are not Chilean, excluding ADR holders. To the best of our knowledge, of those 56 non-Chilean shareholders 39 are U.S. corporations with a total of 5,563,600 shares of common stock. All shareholders have equal voting rights.

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

Related Party Transactions

Articles 44, 89 and 93 of the Chilean Corporations Act, Law N° 18.046, require that transactions with related parties be on terms similar to those of an arm’s length transaction. Directors and executive officers of companies that violate these articles are liable for losses or damages caused to the companies, shareholders or third parties resulting from such violations. In addition, Articles 44 and 50 of the Chilean Corporations Act provide that any related party transaction, including any transaction in which a director has a personal interest or is acting on behalf of a third party, may be executed only when such transaction is examined by the directors committee and previously approved by the board of directors, and the terms of such transaction are similar to those of an arm’s length transaction. If the conflicting interest transaction involves a “material amount,” the board of directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm’s length transaction. A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than UF2,000 (as of May 31, 2008, approximately ThCh$40,122) and exceeds 1% of the assets of the corporation, or if the amount exceeds UF20,000 (as of May 31, 2008, approximately ThCh$401,221) regardless of the size of the corporation.

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

In the ordinary course of business, we engage in a variety of transactions with some of our affiliates and related parties. Financial information concerning these transactions is set forth in Note 16 to our consolidated financial statements.

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

Additionally, our logistic subsidiary Transportes CCU Ltda. provides transportation and warehousing services on a consolidated basis to all of our strategic business units. These services are regulated by annual contracts specifying the services to be provided as well as the variables used to measure the levels of service and their prices. Service levels are evaluated directly by users three times a year.

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

Our principal transactions with related parties for the twelve-month period ended December 31, 2007, are detailed below:

Company	Relationship	Transaction	Amounts

			(thousand of Ch$)
Alusa S.A.	Affiliate	Purchase of products	664,311
Anheuser Busch international Inc.	Affiliate	Purchase of products	720,148
		Sale of products	4,553,581
Anheuser Busch Lat. Am. Develop. Corp.	Affiliate	Licence and technical assistance	1,394,223
Banco de Chile	Affiliate	Purchase of time deposits	39,094,868
		Forward contract	16,097,217
Calaf S.A.	Equity investee	Purchase of products	8,945,193
		Services paid	3,621,600
Cervecería Austral S.A.	Equity Investee	Purchase of products	506,692
Comercial Patagona Ltda.	Equity Investee	Sale of products	872,959
Control Ltda.	Affiliate	Purchase of grapes	1,958,453
Heineken Brouwerijen B.V.	Indirect	Royalty	1,765,547
		Sale of products	1,325,918
		Licenses and technical assistance	789,420
Promarca S.A.	Equity Investee	Royalties paid	1,518,915
Viña Tabalí S.A.	Equity Investee	Remittance received	677,212
		Capital increase	1,997,812

See Note 16 to our consolidated financial statements for information about the years 2005 and 2006.

Interests of Experts and Counsel

Not applicable

ITEM 8: Financial Information

Consolidated Statements and Other Financial Information

See “Item 18: Financial Statements and Exhibits” for the Company's Financial Statements and notes, audited by PricewaterhouseCoopers.

Wine Exports

We, through our subsidiary VSP, export wine to 80 countries. VSP is the second largest wine exporter in Chile. See “Item 4: Information on the Company – Business Overview – Our Wine Business”.

The following table presents our total wine exports by volume, in Chilean pesos and as percentage of total sales for the last three years:

	2005	2006	2007

Exports (thousands of liters)	51,370	46,741	55,080
% of total sales	4.1%	3.5%	3.9%

Exports (Ch$ million)	54,675	51,239	56,657
% of total sales	10.1%	8.7%	9.0%

Legal Proceedings

On March 24, 2008, the National Economic Prosecutor notified our subsidiary, Cervecera CCU Chile Ltda. of a complaint filed with the Free Competition Defense Court, which claimed the abuse by CCU Chile of its dominant market position, as evidenced by exclusivity clauses imposed on hotels, restaurants, pubs, bars and discotheques, which prohibit the commercialization by these establishments of beers produced by CCU Chile’s competitors.  The complaint requested that CCU Chile be fined the maximum permitted under Chilean antitrust law, 20,000 UTA (Unidad Tributaria Annual, or annual tax unit, as of May 31, 2008, approximately Ch$8,420 million), or a fine which the Court considers appropriate.  On April 16, 2008, CCU Chile filed its reply, citing economic and legal arguments in support of dismissal of the complaint.  A copy of the complaint and reply thereto can be found at the web site www.tdlc.cl.

Dividend Policy and Dividends

Our dividend policy is reviewed and established from time to time by our board of directors and reported to our regular shareholders’ meeting, which is generally held in April of each year. Each year our board of directors must submit its proposal for a final dividend for the preceding year for shareholder approval at the annual shareholders’ meeting. As required by the Chilean Corporations Act, unless otherwise decided by unanimous vote of the issued shares of our common stock, we must distribute a cash dividend in an amount equal to at least 30% of our net income for that year, after deducting any accumulated losses from previous years. Our board of directors has the authority to pay interim dividends during any one fiscal year, to be charged to the earnings for that year.

Our board of directors announced at our annual shareholders’ meeting held on April 17, 2008, its dividend policy for future periods, authorizing the distribution of cash dividends in an amount at least equal to 50% of our liquid profits under Chilean GAAP for the previous year. Our dividend policy is subject to change in the future due to changes in Chilean law, capital requirements, economic results and/or other factors. During our last annual shareholders’ meeting held on April 17, 2008, a dividend of Ch$102.19655 per share of common stock was approved, in addition to the interim dividend of Ch$47.00 per share of common stock distributed in January 11, 2008. Together, these dividend payments amounted to Ch$47,520 million, representing 60.0% of 2007 net income available to be distributed as dividend, after the deduction of the loss of subsidiaries in development period.

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

The following table sets forth the amounts of interim and final dividends and the aggregate of such dividends per share of common stock and per ADS in respect of each of the years indicated:

Year ended		Ch$ Per share (1)			US$ Per ADS (2)

December 31,	Interim	Final (3)	Total	Interim	Final (3)	Total

2003	33.00	51.59	84.59	0.29	0.41	0.70
2004	27.00	62.80	89.80	0.24	0.54	0.78
2005	30.00	67.37	97.37	0.29	0.65	0.94
2006	35.00	77.62	112.62	0.32	0.74	1.06
2007	47.00	102.20	149.20	0.48	1.13	1.61

________________
(1)	Interim and final dividend amounts are expressed in historical pesos.
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

ITEM 9: The Offer and Listing

Offer and Listing Details

For the periods indicated, the table below sets forth the reported high and low closing sales prices for the Common Stock on the Santiago Stock Exchange as well as the high and low sales prices of the ADSs as reported by the NYSE:

	Santiago Stock Exchange		NYSE

	(per share of common stock)(*)		(per ADS)

	High	Low	High	Low

	(Ch$)	(Ch$)	(US$)	(US$)
Years
2003	2,780	2,125	22.69	14.50
2004	3,075	2,350	25.80	17.90
2005	3,200	2,510	28.50	22.91
2006	3,285	2,350	30.65	21.14
2007	4,280	3,040	45.80	26.91
2008 (through May 31)	3,600	2,650	39.91	26.33
2006
1st quarter	2,800	2,501	27.40	24.10
2nd quarter	2,645	2,350	25.80	21.14
3rd quarter	2,865	2,360	27.00	21.63
4th quarter	3,285	2,750	30.65	25.34
2007
1st quarter	3,500	3,040	34.25	26.91
2nd quarter	3,950	3,370	37.76	31.00
3rd quarter	3,900	3,400	38.50	31.92
4th quarter	4,280	3,299	45.80	30.76
2008
1st quarter	3,485	2,650	37.08	26.33
Last six months
December 2007	3,810	3,299	38.60	32.77
January 2008	3,485	2,650	35.90	26.33
February	3,317	3,030	35.14	31.28
March	3,250	2,992	37.08	32.80
April	3,600	3,110	39.91	35.03
May	3,492	3,185	37.11	33.29

________________
(*)	Pesos per share of Common Stock reflect nominal price at trade date.

Significant trading suspensions of the Company's stock have not occurred in the last three years.

Plan of distribution

Not applicable

Markets

Our common stock is currently traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaíso Stock Exchange under the symbol “CCU”. The Santiago Stock Exchange accounted for approximately 87% of the trading volume of our common stock in Chile in 2006 and 2007.

The remaining 13% was traded mainly on the Chile Electronic Stock Exchange. Shares of our common stock were traded in the United States on the NASDAQ stock exchange between September 24, 1992 and March 25, 1999 and on the NYSE since March 26, 1999, in the form of ADSs, under the symbol “CU”, each representing five shares of our common stock, with ADSs in turn evidenced by ADRs. The ADSs are issued under the terms of a deposit agreement as amended dated September 1, 1992, among us, JPMorgan Chase Bank as depositary, and the holders from time to time of the ADSs.

The trading volume of our ADSs in the NYSE in the last three years is as follows:

Year	Quarter	Traded Volume

		(Thousand of shares)

2005	1st quarter	1,135
	2nd quarter	2,435
	3rd quarter	3,427
	4th quarter	3,449

	Total	10,446

2006	1st quarter	2,619
	2nd quarter	2,493
	3rd quarter	1,649
	4th quarter	1,572

	Total	8,333

2007	1st quarter	1,525
	2nd quarter	2,149
	3rd quarter	1,890
	4th quarter	2,595

	Total	8,159

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

If the conflicting interest transaction involves a “material amount,” the board of directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm’s length transaction. A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than 2,000 Unidades de Fomento (as of May 31, 2008, approximately ThCh$40,122) and exceeds 1% of the assets of the corporation, or if the amount exceeds 20,000 Unidades de Fomento (as of May 31, 2008, approximately ThCh$401,221) regardless of the size of the corporation.

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

We have only one class of shares and there are therefore no preferences or limitations on the voting rights of shareholders. Each of our shareholders is entitled to one vote per share. In annual shareholders’ meetings, resolutions are made by a simple majority of those present, provided legal quorums are met. A special or extraordinary meeting generally requires an absolute majority, in other words, 50% plus one of the shares entitled to vote; however, the Chilean Corporations Act provides that in order to carry certain motions, a two thirds majority of the outstanding voting stock is necessary.

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
  election or revocation of regular and alternate board members, external auditors and management supervisors; and
  determination of the remuneration of the board members, directors committee remuneration and budget, designation of the newspaper were notices for meetings shall be published and, in general, any other matter to be dealt with by the annual meeting being of corporate interest and not specifically reserved to extraordinary shareholders' meetings.

Extraordinary shareholders' meetings may be held at any time, when required by corporate necessity. During extraordinary meetings, determinations are made relating to any matter which the law or the Company's bylaws reserve for consideration by such extraordinary meetings, which matters shall be expressly set forth in the relevant notice. Whenever in an extraordinary shareholders' meeting determinations relating to matters specifically reserved to annual meetings must be made, the operation and decisions of such extraordinary meeting will follow the requirements applicable to annual meetings. The following matters are specifically reserved for extraordinary meetings:

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

Dividends and Paying Agents

Not applicable

Statement by Experts

Not applicable

Documents on Display

The documents concerning us, which are referred to in this annual report, may be inspected at our main offices at Vitacura 2670, Twenty Third Floor, Santiago, Chile.

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

Qualitative Information About Market Risk

Interest Rate Sensitivity
As a result of borrowings and operations, we are exposed to fluctuations in interest rates. We manage this interest rate fluctuation primarily through regular financing and derivative instruments. We have short-term and long-term debt with both fixed and variable interest rates. Our senior management, including our Chief Financial Officer, establishes policies for new loans, time deposits, marketable securities and derivative contracts in order to manage such risks. The major interest rate risk we face is a result of variable rate debt indexed to the LIBOR. As of December 31, 2007, we had Ch$85,034 million of LIBOR-based interest-bearing debt outstanding, most of which was hedged through cross currency interest rate swap agreements to fixed rates in UF. See “Quantitative Information About Mark Risk – Interest Risk Sensitivity” below.

Commodity Price Sensitivity
The major commodity price sensitivity faced by us is the variation of malt, sugar and grape prices. In Chile, we obtain our supply of malt from local producers and in the international market. We often are required to enter into commitments to purchase such commodities. The purchases and commitments expose us to risk regarding the fluctuation of commodity prices. Our risk management policy is to manage this risk through fixed price purchase contracts and occasionally entering into spot transactions which lock in prices for the commodity. During 2007, we imported 35,000 tons of malt. In Argentina during 2007, we purchased all of our malt from local and Chilean suppliers. See “Item 4: Information on the Company – Business Overview – Our Beer Business – Our Beer Business in Chile – Raw Materials” and “Item 4: Information on the Company – Business Overview – Our Beer Business – Our Beer Business in Argentina – Raw Materials”. We do not hedge these transactions. Rather, we negotiate yearly contracts with malt suppliers.

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

The principal raw materials used in the production of wine are harvested grapes and purchased wine. VSP obtains approximately 61% of the grapes used for export wines from its own vineyards, thereby reducing grape price volatility. The majority of the wine sold in the domestic market is purchased from third parties. During 2007, we purchased the majority of our grape and wine needs based on yearly contracts at fixed prices from third parties. Spot transactions for wine are executed from time to time depending on additional wine needs. During the years 2005, 2006 and 2007, our wine subsidiary, VSP, bought grapes and wine in Chile in the amount of Ch$25,827 million, Ch$16,257 million and Ch$14,104 million, respectively. See “Item 4: Information on the Company – Business Overview – Our Wine Business – Raw Materials”.

Exchange Rate Sensitivity
The major exchange rate risk faced by us is the variation of the Chilean peso against the U.S. dollar. As of December 31, 2007, our foreign currency denominated liabilities amounted to Ch$118,046 million, most of which was U.S. dollar denominated. Foreign currency denominated interest-bearing debt (Ch$89,875 million) represented 51.8% of our total interest-bearing debt, most of which was U.S. dollar denominated. The remaining 48.2% was indexed to Chilean inflation. The Ch$89,875 million foreign currency denominated debt includes the US$170 million loans that are hedged through cross currency interest rate swap agreements, changing these debts into fixed interest adjusted Chilean peso debts. To reduce the impact of any fluctuation of the peso against the U.S. dollar, as of December 31, 2007, we held Ch$49,714 million in dollar-indexed instruments. In addition, we held other assets denominated in U.S. dollars equal to Ch$27,357 million, most of which were accounts receivable. Including the assets denominated in U.S. dollars, the net asset exposure to variations in foreign exchange rates was Ch$20,617 million.

According to Chilean generally accepted accounting principles, we applied TB 64 to translate and value investments in foreign subsidiaries (see Note 1 of our consolidated financial statements) as of December 31, 2007. Under TB 64, our foreign investments in CICSA and FLC are not subject to price-level restatements based on inflation in those countries. Instead, the U.S. dollar is considered the functional currency for CICSA and FLC. As a result, the effect of a devaluation of the peso against the U.S. dollar on our financial statements is determined, in part, by the impact of such devaluation on the value of our investments in CICSA and FLC, as well as on foreign currency denominated obligations that qualify as a hedge against those investments. These effects are recorded in the account “Cumulative translation adjustment” in shareholders’ equity. As of December 31, 2007, our investment in CICSA and FLC amounted to Ch$73,894 million, and foreign currency denominated obligations that were designed to hedge against these investments were pre-paid on November 9, 2004. Therefore, such amounts should not be included in determining the net exposure in Chile to foreign exchange that would have an impact on net income. As a result, the net accounting exposure with effect on the results of operations was a net asset of Ch$16,396 million.

CCU Argentina, as of December 31, 2007, had a net asset exposure of Ch$5,395 million due to financial investments and accounts receivable denominated in U.S. dollars. At the same date, FLC had a net liability exposure of Ch$9,615 million due to accounts payable. Additionally, according to TB 64 the Argentine peso net monetary liability position, as of December 31, 2007, amounted to Argentine Th$9,606 for CCU Argentina and Argentine Th$1,818 for FLC.

Quantitative Information About Market Risk

Interest Rate Sensitivity
Most of our debt is at a variable interest rate. However, we have entered into cross currency interest rate swaps related to our US$170 million loans to mitigate this risk. As of December 31, 2007, our interest-bearing debt amounted to Ch$173,436 million (see Notes 9, 10 and 11 to the consolidated financial statements), 49.0% of which was variable-rate debt and 51.0% was fixed-rate debt.

The following table summarizes debt obligations with interest rates by maturity date, the related weighted-average interest rates and fair values:

Interest-Bearing Debt as of December 31, 2007
(millions of Ch$, except percentages)

	Expected Maturity Date
	2008	2009	2010	2011	2012	Thereafter	TOTAL	Fair Value

Fixed rate
Ch$ (UF) (1) (2)	Ch$4,948	3,483	12,690	3,491	3,495	55,454	83,561	76,689
Interest rate	4.5%	3.1%	3.7%	3.1%	3.1%	4.7%	4.3%
US$	4,088	-	-	-	-	-	4,088	3,978
Average int. rate	6.9%	-	-	-	-	-	6.9%
Argentine pesos	753	-	-	-	-	-	753	753
Interest rate	13.0%	-	-	-	-	-	13.0%
Variable rate
US$ (3)	563	49,689	-	-	34,782	-	85,034	85,609
Average int. rate	5.2%	Libor+0.325	-	-	Libor+0.27	-	-
Derivative contract
Cross currency swaps:								(18,401)
Receive US$ at Libor + 0.325	375	49,689					50,064
Pay Ch$ (UF) at 3.44%	344	69,192					69,536
Receive US$ at Libor + 0.3	188					34,782	34,971
Pay Ch$ (UF) at 2.25%	105					36,305	36,411

________________
(1)	A UF (Unidad de Fomento) is a daily indexed, peso-denominated monetary unit. The UF is set daily in advance based on the previous month's inflation rate.
(2)	Bonds issued in the Chilean market.
(3)	Includes the US$170 million loans that are hedged through cross currency interest rate swap agreements.

Commodity Price Sensitivity
The major commodity price sensitivity faced by us is the variation of malt prices.

The following table summarizes information about our malt and bulk wine inventories and futures contracts that are sensitive to changes in commodity prices, mainly malt prices. For inventories, the table presents the carrying amount and fair value of the inventories and contracts as of December 31, 2007. For these contracts the table presents the notional amount in tons, the weighted average contract price, and the total dollar contract amount by expected maturity date.

Commodity Price Sensitivity as of December 31, 2007

	Carrying Amount						Fair Value
On Balance Sheet Position

Malt inventory (millions of Ch$)	Ch$1,601						2,809
Bulk wine inventory - raw material	17,051						20,120

	Expected Maturity						Fair Value
	2008	2009	2010	2011	2012	Thereafter
Purchase Contracts

Malt:
Fixed Purchase Volume (tons)	53,191	33,000	33,000	33,000	33,000	40,000
Weighted Average Price (US$ per ton) (*)	606	692	692	692	692	692
Contract Amount (thousands of US$)	US$32,243	22,823	22,823	22,823	22,823	27,665	191,412
Grapes:
Fixed Purchase Volume (tons)	15,372	9,197	5,426	4,273	4,317	6,002
Weighted Average Price (Ch$ per kg.) (*)	198	181	193	190	194	294
Contract Amount (millions of Ch$)	Ch$3,039	1,664	1,046	811	838	1,765	10,589
Wine:
Fixed Purchase Volume (million liters)	14.1	8.6	-	-	-	-
Weighted Average Price (Ch$ per liter) (*)	193	175	-	-	-	-
Contract Amount (millions of Ch$)	Ch$2,726	1,498	-	-	-	-	4,084

________________
(*)	Weighted average price estimation is calculated based on expected market prices. Prices to be paid by us are adjusted based on current market conditions.

As of December 31, 2006 we had malt purchase contracts for US$32.25 million, compared with US$151.20 million as of December 31, 2007.

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

On November 23, 2007, the Cayman Islands Branch of Compañía Cervecerías Unidas S.A. entered into a US$70 million, five-year unsecured, loan agreement. This credit agreement has a variable interest rate of LIBOR + 0.27% in U.S. dollars. The amortization of the loan will be done in one payment at the maturity date. Interest payments are made on a semi-annual basis. To avoid the exchange and interest risks of this credit, we entered into a cross currency interest rate swap agreement for the total amount of this loan. As a consequence, we replaced the risk of LIBOR fluctuations for this credit agreement with a fixed rate of 2.75% in UF.

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

The following table summarizes our debt obligations, cash and cash equivalents, accounts receivable and derivative contracts in foreign currencies as of December 31, 2007, in million Chilean pesos, according to their maturity date, weighted-average interest rates and fair values:

Exchange Rate Sensitivity as of December 31, 2007
(millions of Ch$, except percentages and exchange rate)

		Expected Maturity Date
		2008	2009	2010	2011	2012	Thereafter	TOTAL	Fair Value

Debt Obligations

Variable rate (US$)
Short and medium term (1)		Ch$563	49,689	-	-	34,782	-	85,034	85,609
Average int. rate		5.2%	Libor+0.325	-	-	Libor+0.27	-	-
Fixed rate (US$)
Short term		4,088						4,088	3,978
Interest rate		6.9%						6.9%	6.9%
Fixed rate (Argentine $)
Short term		753	-	-	-	-	-	753	753
Interest rate		13.0%	-	-	-	-	-	13.0%

Cash and Cash

Equivalents

US$		50,586						50,586	50,586
Others		1,730						1,730	1,730

TOTAL		52,316						52,316	52,316

Accounts Receivables

US$		15,444						15,444	15,444
Argentine Pesos		6,817						6,817	6,817
Others		2,197						2,197	2,197

TOTAL		24,458						24,458	24,458

		Expected Maturity Date
	Notional	2008	2009	2010	2011	2012	Thereafter	TOTAL	Fair Value

	amount
Derivative Contracts (in

thousand of US$)

Receive Ch$/pay US$	US$118,660	US$118,660						US$118,660	-
Receive US$/pay Ch$	US$33,786	US$33,786						US$33,786	-
Receive US$/pay Ch$			US$100,000			US$70,000		US$170,000	US$(37,033)

________________
(1)	This debt considers US$ loans that are hedged through cross currency interest rate swap agreements which convert the entire US$ debt to Ch$ debt (UF5,376,291).

In accordance with Chilean generally accepted accounting principles, we apply TB 64 issued by the Chilean Institute of Accountants to translate and value investments in foreign subsidiaries (see Note 1 to our consolidated financial statements). Under TB 64, our foreign investments in CICSA and FLC are not subject to price-level restatements based on inflation in those countries. Instead, the U.S. dollar is considered to be the functional currency. As a result, the effect of a devaluation of the peso against the U.S. dollar on our financial statements is determined, in part, by the impact of such devaluation on the value of our investments in CICSA and FLC, as well as on foreign currency denominated obligations that qualify as a hedge against those investments. These effects are recorded in the account “Cumulative translation adjustment” in shareholder’s equity. As of December 31, 2007, our investment in CICSA and FLC amounted to Ch$73,894 million, foreign currency denominated obligations that were designated as a hedge against these investments were pre-paid on November 9, 2004, and the negative cumulative translation adjustment account amounted to Ch$27,312 million.

ITEM 12: Description of Securities Other than Equity Securities

Not applicable

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

ITEM 15: Controls and Procedures

(a) Controls and Procedures. Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, have evaluated the effectiveness of our “disclosure controls and procedures” (as defined in Exchange Act rules 13a-14(c) and 15d-14(c)) as of December 31, 2007. These controls and procedures were designed to ensure that material information relating to us and our subsidiaries are communicated to our CEO and CFO. Based on such evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC reports. There have been no significant changes in our internal controls and procedures subsequent to the date of this evaluation.

(b) Management’s Annual Report on Internal Control over Financial Reporting. Our management, including our CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting and has assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2007, our internal control over financial reporting is effective.

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

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears herein.

(c) Attestation Report of the Registered Public Accounting Firm. See page F-2 of our audited consolidated financial statements.

(d) Changes in Internal Control Over Financial Reporting. There has been no change in our internal control over financial reporting during 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B: Code of Ethics

We have adopted a code of business conduct and ethics that applies to all of our executive officers and employees. Our code of ethics is available on our website at www.ccu-sa.com. Our code of ethics was amended in October 2006 and no waivers, either explicit or implicit, of provisions of the code of ethics have been granted to the Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer.

ITEM 16C: Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2006 and 2007:

	2006	2007

	(million of Ch$ as of December 2007)
Audit Fees	352	420
Audit-Related Fees	63	23
Tax Fees	20	1
All Other Fees	-	-

Total Fees	435	444

“Audit fees” in the above table are the aggregate fees billed by PricewaterhouseCoopers in connection with the review and audit of our semi-annual and annual consolidated financial statements, as well as the review of other fillings. “Audit-related fees” are the aggregate fees billed by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations regarding the Sarbanes-Oxley Act, IFRS and due diligence related to transactions. “Tax fees” are fees billed by PricewaterhouseCoopers associated with the issuance of certificates for tax and legal compliance purposes.

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

Date: June 27, 2008

COMPAÑIA CERVECERIAS UNIDAS S.A.
AND SUBSIDIARIES

December 31, 2007

Consolidated Financial Statements

CONTENTS

Report of Independent Registered Public Accounting Firm
Audited Financial Statements:
     Consolidated Balance Sheets at December 31, 2007 and 2006
     Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005
     Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005
     Notes to the consolidated financial statements

Ch$ - Chilean pesos
ThCh$ - Thousands of Chilean pesos
US$ - United States dollars
A$ - Argentine pesos
€ - Euros
UF - A UF is a daily indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month’s inflation rate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
   of Compañía Cervecerías Unidas S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and of cash flows present fairly, in all material respects, the financial position of Compañía Cervecerías Unidas S.A. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Chile. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

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

/s/ PricewaterhouseCoopers
Santiago, Chile
June 26, 2008

COMPAÑIA CERVECERIAS UNIDAS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

Adjusted for general price-level changes and expressed
in thousands of constant Chilean pesos of December 31, 2007

	As of December 31,
ASSETS	2007	2006

	ThCh$	ThCh$
CURRENT ASSETS
Cash	19,692,702	14,919,261
Time deposits and marketable securities (Note 3)	71,176,624	15,995,767
Accounts receivable - trade and other, net (Note 4)	120,059,775	113,377,107
Accounts receivable from related companies (Note 15)	5,733,556	4,588,451
Inventories (Note 5)	77,380,594	75,326,462
Prepaid expenses	7,239,983	3,726,380
Prepaid taxes (Note 13)	2,935,373	2,576,414
Other current assets (Note 6)	30,186,621	47,960,030

Total current assets	334,405,228	278,469,872

PROPERTY, PLANT AND EQUIPMENT, net (Note 7)	393,980,915	366,633,856

OTHER ASSETS (Note 8)	98,230,344	104,371,007

Total assets	826,616,487	749,474,735

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term borrowings (Note 9)	5,613,094	6,003,004
Current portion of bank borrowings and bonds payable (Notes 10 and 11)	4,739,039	25,357,335
Dividends payable	15,672,558	12,760,358
Accounts payable	56,763,503	47,175,996
Notes payable	3,606,563	1,114,521
Other payables	6,557,196	6,548,611
Accounts payable to related companies (Note 15)	3,443,606	2,306,945
Accrued expenses (Note 12)	31,686,535	28,332,453
Withholding taxes payable	16,545,050	14,952,032
Income tax (Note 13)	5,085,117	5,377,292
Other current liabilities	1,002,823	2,572,728

Total current liabilities	150,715,084	152,501,275

LONG-TERM LIABILITIES
Bank borrowings (Note 10)	107,110,542	66,414,478
Bonds payable (Note 11)	55,973,638	59,621,381
Accrued expenses and other liabilities (Note 12)	33,253,521	23,950,361
Deferred income taxes (Note 13)	15,124,808	16,822,843
Deposits on bottles and containers	7,438,609	9,197,641
Long-term accounts payable to related companies	610,093	655,240

Total long-term liabilities	219,511,211	176,661,944

Total liabilities	370,226,295	329,163,219

MINORITY INTEREST	54,594,332	45,241,134

COMMITMENTS AND CONTINGENCIES (Note 17)

SHAREHOLDERS’ EQUITY (Note 14)
Common Stock (318,502,872 shares with no par value authorized and outstanding)	197,925,086	197,925,086
Share premium	15,479,173	15,479,173
Other reserves	(21,788,821)	(10,663,788)
Retained earnings	210,180,422	172,329,911

Total shareholders’ equity	401,795,860	375,070,382

Total liabilities and shareholders’ equity	826,616,487	749,474,735

The accompanying notes 1 to 24 form an integral part of these consolidated financial statements.

COMPAÑIA CERVECERIAS UNIDAS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

Adjusted for general price-level changes and expressed
in thousands of constant Chilean pesos of December 31, 2007

	For the years ended
	December 31,

	2007	2006	2005

	ThCh$	ThCh$	ThCh$
OPERATING RESULTS
Net sales	628,284,122	586,186,120	539,556,009
Cost of sales	(295,281,857)	(279,121,320)	(258,467,566)

Gross margin	333,002,265	307,064,800	281,088,443
Selling and administrative expenses	(231,618,217)	(221,475,401)	(208,200,595)

Operating income	101,384,048	85,589,399	72,887,848

NON-OPERATING RESULTS
Non-operating income (Note 19)	20,247,598	8,398,333	3,561,037
Non-operating expenses (Note 20)	(19,062,264)	(18,307,693)	(13,507,217)
Price-level restatement and exchange differences (Note 21).	(4,521,926)	(680,587)	(211,144)

Income before income taxes and minority interest	98,047,456	74,999,452	62,730,524
Income taxes (Note 13)	(16,668,413)	(15,288,073)	(9,994,914)

Income before minority interest	81,379,043	59,711,379	52,735,610
Minority interest	(2,179,827)	252,978	93,212

NET INCOME	79,199,216	59,964,357	52,828,822

The accompanying notes 1 to 24 form an integral part of these consolidated financial statements.

COMPAÑIA CERVECERIAS UNIDAS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted for general price-level changes and expressed in
thousands of constant Chilean pesos of December 31, 2007

	For the years ended
	December 31,

	2007	2006	2005

	ThCh$	ThCh$	ThCh$
CASH FLOWS FROM OPERATING ACTIVITIES

NET INCOME	79,199,216	59,964,357	52,828,822

CHARGES (CREDITS) TO INCOME NOT REPRESENTING
CASH FLOWS:
Depreciation	44,818,826	44,562,500	44,511,595
Amortization of goodwill	2,717,794	3,844,360	2,826,132
Amortization of negative goodwill	(50,109)	(52,746)	(56,990)
Amortization of other intangibles	589,550	621,592	601,699
Provision for impairment of property, plant and equipment and write-offs of glass bottles, write-offs of spare parts and other
provisions	4,550,976	5,028,350	3,461,246
Equity in net income of unconsolidated affiliates (net)	1,460,537	(115,711)	(7,639)
Price-level restatement	4,521,926	680,587	211,144
Gain on sale of land and properties held for sale	(118,948)	(3,969,125)	(814,867)
Gain on sale of investments and other assets	(14,638,629)	(417,368)	(77,200)
Deferred income taxes	(1,122,645)	(1,416,313)	(2,990,149)
Other debits	5,715,652	6,438,438	2,824,989
Other credits	(2,913,712)	(1,580,430)	(4,178,977)
Minority interest	2,179,827	(252,978)	(93,212)

CHANGES IN ASSETS AND LIABILITIES AFFECTING
CASH FLOWS:
Accounts and notes receivable	(22,183,233)	(14,243,536)	(6,626,719)
Inventories	1,649,649	(2,204,474)	(8,086,876)
Other assets	(20,287,659)	(10,771,596)	(15,378,376)
Accounts payable affecting non-operating results	25,064,770	20,607,488	7,549,495
Interest payable	396,185	(8,416)	3,543,251
Income tax payable	1,854,405	388,293	4,166,869
Accounts payable affecting non-operating results	7,092,249	(1,188,154)	5,682,678
Value added tax	(917,749)	(823,235)	(1,040,957)

Net cash provided by operating activities	119,578,878	105,091,883	88,855,958

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted for general price-level changes and expressed in
thousands of constant Chilean pesos of December 31, 2007

	For the years ended
	December 31,

	2007	2006	2005

	ThCh$	ThCh$	ThCh$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	44,273,812	9,603,854	56,853,296
Repayments of bank borrowings	(32,036,069)	(11,118,488)	(77,231,291)
Proceeds from bonds	-	-	29,135,841
Repayments of bonds payable	(2,600,045)	(3,740,815)	(1,961,226)
Dividends paid	(39,261,589)	(33,790,828)	(32,483,603)
Proceeds from issuance of common shares of subsidiaries	7,588,093	-	318,048
Other	(262,965)	554,611	218,479

Net cash used in financing activities	(22,298,763)	(38,491,666)	(25,150,456)

CASH FLOWS FROM INVESTMENT ACTIVITIES
Capital expenditures	(64,460,072)	(53,890,056)	(48,499,092)
Proceeds from sale of property, plant and equipment	5,084,421	3,614,906	562,054
Proceeds from sale of investments in unconsolidated affiliates	16,474,259	-	22,813
Investments in unconsolidated affiliates	(8,805,716)	(1,627,993)	(22,089,076)
Investments in financial instruments	4,991,683	12,774,321	(2,550,658)
Accounts receivable from related companies	-	(296,980)	-
Purchase of trademarks	-	(16,153,773)	-
Other	(1,125,531)	51,551	(1,410,647)

Net cash used in investment activities	(47,840,956)	(55,528,024)	(73,964,606)

Price-level restatement of cash and cash equivalents	(1,643,688)	144,293	(426,732)

NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	47,795,471	11,216,486	(10,685,836)
CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	68,918,665	57,702,179	68,388,015

CASH AND CASH EQUIVALENTS AT END OF YEAR	116,714,136	68,918,665	57,702,179

The accompanying notes 1 to 24 form an integral part of these consolidated financial statements.

COMPAÑIA CERVECERIAS UNIDAS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2007

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2007, except as indicated

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Compañía Cervecerías Unidas S.A. (“CCU”, or “the Company” or "the Parent Company") is the largest producer, bottler and distributor of beer in Chile. CCU’s line of beers includes a full range of super-premium, premium, medium-priced and popular-priced brands, which are primarily marketed under six different proprietary brand names and two brand extensions. The Company has three beer production facilities located throughout Chile, and has a nationwide production and distribution network. In Chile, the Company also produces and distributes Heineken beer, and imports and distributes Budweiser.

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

The Company is one of the largest mineral water producers and soft drink producers, bottler, and distributor in Chile of its proprietary brands and those brands produced under license from PepsiCo, Schweppes Holding Limited and Watt’s S.A. The Company’s soft drink and nectar products are produced in three facilities located throughout Chile, and its mineral water is bottled in two plants in the central region of the country.

The Company also produces pisco (grape´s brandy) through its subsidiary Compañía Pisquera de Chile S.A. ("CPCh"). This subsidiary is the result of the merger of the previously existing subsidiary Pisconor S.A. with Cooperativa Agrícola Control Pisquero de Elqui y Limarí ("Control") Limitada in March 2005. The subsidiary holds a significant portion of the pisco market.

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

Certain reclassifications have been made to the 2006 consolidated balance sheet which are mainly related to decrease in inventories and accounts payable by ThCh$ 4,565.

b) Consolidation

The consolidated financial statements include the accounts of the Parent Company and subsidiaries (companies in which the Parent Company holds a direct or indirect ownership of more than 50%). Significant inter-company accounts and transactions have been eliminated upon consolidation. The participation of minority shareholders is presented in the consolidated financial statements under Minority interest.

The consolidated financial statements include the following significant subsidiaries:

	At December 31,

	2007	2006	2005

	%	%	%
Percentage of direct and indirect ownership:
Embotelladoras Chilenas Unidas S.A.	-	-	99.94
Embotelladoras Chilenas Unidas S.A. (previously Inv. Ecusa S.A.) (9).	99.94	99.94	99.94
Comercial CCU S.A. (previously Comercial Calafquen S.A.)	99.97	99.97	99.97
Finca La Celia S.A. (2)	58.14	60.20	60.20
Southern Breweries Establishment	99.97	99.97	99.97
Viña Urmeneta S.A.	58.15	60.20	60.20
Compañía Pisquera de Chile S.A.(3)	80.00	80.00	80.00
Compañía Cervecerías Unidas Argentina S.A. (4)	92.79	92.04	92.04
Viña San Pedro S.A. (5)	58.15	60.20	60.20
Compañía Industrial Cervecera S.A. (6)	92.37	91.31	91.31
Aguas Minerales Cachantun S.A. (7)	99.93	99.93	99.93
Andina de Desarrollo S.A.	54.69	54.06	54.06
CCU Cayman Limited	99.95	99.94	99.94
Cervecera CCU Chile Limitada	-	-	99.99
Cervecera CCU Chile Limitada ( previously Pisconor S.A.) (8)	99.99	99.99	99.99
Fábrica de Envases Plásticos S.A.	99.99	99.99	99.99
Finca Eugenio Bustos S.A.	58.14	60.20	60.20
Saint Joseph Investment Limited	99.95	99.94	99.94
South Investment Limited	99.95	99.94	99.94
Transportes CCU Limitada	99.99	99.99	99.99
Vending y Servicios CCU Limitada	99.94	99.94	99.94
Viña Santa Helena S.A.	58.09	60.14	60.14
Invex CCU S.A. (10)	99.95	99.94	-
CCU Inversiones S.A. (11)	99.94	99.94	-

Compañía Cervecera Kunstmann S.A. (12)	50.00	50.00	-
New Ecusa S.A. (13)	99.94	99.94	-
Promarca Ecusa S.A.	-	99.94	-
Viña Altair S.A. (previously Viña Dassault San Pedro S.A.).(14)	58.15	-	-
Aguas CCU Nestlé Chile S.A (1)	79.95	-	-
CCU Investments Limited.(15)	99.99	-	-

(1) Aguas CCU-Nestlé Chile S.A.

On December 12, 2007, was constituted the subsidiary Ecusa Dos S.A., which shareholders were Embotelladoras Chilenas Unidas S.A. and Aguas Minerales Cachantun S.A. Each one of them contributed ThCh$500, constituting a capital of ThCh$1,000 divided into 1,000 shares.

On December 4, 2007, according to the first shareholders meeting, it was determined to change the name of Ecusa Dos S.A. to Aguas CCU-Nestlé Chile S.A. Also, it was agreed to increase the capital on ThCh$10,531,024 through the issuing of 10,531,023,856 shares with a nominal value of Ch$1. This increase was paid through the contribution of fixed assets, inventories and production facilities by the Company and the subsidiaries Vending y Servicios CCU Ltda., Aguas Minerales Cachantun S.A. and Embotelladoras Chilenas Unidas S.A.

On December 5, 2007 the Company, Aguas Minerales Cachantun S.A., and Vending y Servicios CCU Ltda. handed over their rights, and Embotelladoras Chilenas Unidas S.A., part of its, to Nestlé Waters Chile S.A., as a consequence, Embotelladoras Chilenas Unidas S.A. has 80% of the ownership and Nestlé Waters Chile S.A, 20%.

(2) Finca la Celia S.A.

On May 24, June 23 and August 2, 2006, the General Shareholders Meeting agreed to increase the capital in US$400,000, US$400,000 and US$140,000, respectively; through the issuing of 900,000 common shares. Viña San Pedro S.A. subscribed all the issued shares. The final equity of the subsidiary is equivalent to 1,900,000 shares as of December 31, 2007, and Viña San Pedro S.A. ownership is 98.69% .

(3) Compañía Pisquera de Chile S.A. ("CPCh")

In February 2005, the Company formed a new entity for the purpose of consolidating their interest in the pisco business.

On March 13, 2005 Pisconor S.A. and Control each contributed assets into the newly formed Compañía Pisquera de Chile S.A. resulting in Pisconor S.A. owning 34% of the newly formed entity based on the fair value of constituted assets. However, as initially established in the agreement, the Company purchased from Control an additional 46% of its ownership interest for a cash payment of ThCh$ 15,884,205 (historical) resulting in an ownership of 80% of the entity by the Company. This transaction resulted in goodwill of Thch$10,055,509 (historical).

(4) Compañía Cervecerías Unidas Argentina S.A. ("CCU Argentina S.A.")

On December 6, 2007, CCU Argentina received an irrevocable capital contribution from Invex CCU S.A., equivalent to US$15,000,000.

As a consequence, as of December 31, 2007 the shareholders of CCU Argentina are Compañía Cervecerías Unidas S.A. Cayman Islands Branch “CCU-Cayman Branch” and Invex CCU S.A. with 83.29% and 9.512% of the ownership, respectively.

(5) Viña San Pedro S.A.(“VSP”)

On November 15, 2006, the Extraordinary Shareholders Meeting approved to increase the social capital of VSP in ThCh$10,800,000 (historical) through the issuing of 2,300,000 shares of payment. This capital increase was subscribed and paid completely. During the months of May and June, 2007, CCU S.A. subscribed and paid a total of 892,142,369 shares of that capital increase equivalent to ThCh$4,541,005, decreasing its participation to 58.1455% .

(6) Compañía Industrial Cervecera S.A. ("CICSA")

On December 18, 2007, the subsidiary agreed to capitalize as an irrevocable capital contribution US$9,950,245 of debt that CICSA maintained with CCU Argentina S.A.

On December 28, 2007, it was approved to capitalize the remaining amount of the irrevocable capital contribution for US$15,544,481, through the issuing of 80,380,770 common, nominative not endorsable shares.

(7) Aguas Minerales Cachantun S.A.

On February 28, 2006, CCU S.A. and Cervecera CCU Chile Limitada sold four and one share of Pisconor S.A., respectively, to Aguas Minerales Cachantún S.A.. Through this, Aguas Minerales Cachantún obtained a shareholding of 5% in Pisconor S.A. The consolidated ownership of the entity did not change.

(8) Cervecera CCU Chile Limitada ( previously Pisconor S.A.)

On March 15, 2006, Pisconor S.A. (subsidiary of CCU.) changed its structure from a private corporation to a limited liability company. Subsequent to this change in structure, on March 24, 2006, Cervecera CCU Chile Limitada and Pisconor S.A. were merged at book values. Pisconor S.A. remained as the legal and taxable entity, and changed its name to Cervecera CCU Chile Limitada.

(9) Embotelladoras Chilenas Unidas S.A. (previously Inversiones Ecusa S.A.)

On February 28, 2006, the shareholders agreed to restructure Inversiones Ecusa S.A., creating Invex CCU S.A.

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

(10) Invex CCU S.A.

On February 28, 2006 this entity was created with a capital of Ch$ 2,305,981,661 (historical) divided into 117,500,000 shares of the same series, with no nominal value.

On December 6, 2007, the Extraordinary Shareholders Meeting approved to capitalize the remaining amount of the social cautions maintained as of December 31, 2006, through the issuing of 6,329 free of payment shares, distributed among the shareholders proportionally to its owned shares, also it was approved to increase the social capital on $7,451,000,000, through the issuing of 17,988,600 shares of payment without nominal value, which were totally subscribed and paid by CCU. The social capital was composed by $56,122,917,628 divided on 135,494,929 shares with no nominal value.

As of december, 31, 2007, the shareholders of Invex CCU S.A. are CCU Inversiones S.A. and Compañía Cervecerías Unidas S.A. with 86.71% and 13.29%, respectively.

(11) CCU Inversiones S.A.

On April 28, 2006 this entity was created with a capital of Ch$ 52,968,761,888 (historical) divided into 1,661,245,498 shares of the same series with no nominal value.

As of December 31, 2007, the shareholders of CCU Inversiones S.A. are Compañía Cerverías Unidas S.A. with 97.531%, Aguas Minerales Cachantun S.A. with 2.411% and other minority shareholders with a total shareholding of 0.058% .

(12) Compañía Cervecera Kunstmann S.A.

On November 15, 2006, the Company acquired one share of Compañía Cervecera Kunstmann S.A., increasing its shareholding from 50% to 50.00073% and modified the shareholders’ agreement. As a result, Compañía Cervecera Kunstmann became a subsidiary of Compañía Cervecerías Unidas S.A. and has been consolidated into the Company as from November 2006.

(13) New Ecusa S.A.

On December 14, 2006 the entity New Ecusa S.A. was created as a private society with a capital of Ch$ 15,042,262,000, divided into 15,042,262 shares. Its purpose is to manage the trade marks previously acquired from Watt’s S.A. Certain of these rights are used by Embotelladoras Chilenas Unidas S.A., under a royalty contract. As of December 31, 2007, its shareholders are Embotelladoras Chilenas Unidas S.A. and CCU Inversiones S.A. with 99.99% and 0.01% ownership, respectively.

(14) Viña Altaïr S.A.(previously Viña Dassault San Pedro S.A.)

During September 2007, Dassault Investment Fund Inc., owner of 50% of Viña Dassault-San Pedro S.A. (“Viña Altaïr”), sold its participation on this company.

Viña San Pedro S.A. bought 494,999 shares at US$4,503,649, which allowed it to increase its ownership on this company to 99.9999%, while the subsidiary Viña Santa Helena S.A. acquired one share, obtaining a 0.0001% of this company.

As a consequence of this operation, this company became a subsidiary and consolidates its results with Viña San Pedro S.A. since September 2007.

(15) CCU Investments Limited

On November 17, 2007, CCU Investments Limited was incorporated, been registered as a foreign company on the company register of Cayman Islands. Its equity equivalent to US$1,000, represented by 1,000 shares was subscribed and paid on 990 and 10 shares by CCU-Cayman Branch and CCU Inversiones S.A., respectively.

On November 27, 2007, CCU Investments Limited increases its capital to US$70,000,000 through the issuing of 70,000,000 shares, which were totally subscribed by Cayman Branch.

As of December 31, 2007, the shareholders of the Company are Cayman Branch with 99.99% and CCU Inversiones S.A. with 0.01% .

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

d) Price-level restatements

The financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the local currency during each year. For this purpose and in conformity with current Chilean regulations, non-monetary assets and liabilities and equity accounts have been restated by charges or credits to income. Furthermore, the income and expense accounts have been restated in terms of year-end constant pesos. In accordance with Chilean tax regulations and accounting practices, the restatements were calculated based on the official Consumer Price Index of the National Institute of Statistics, applied one month in arrears, which was 7.4%, 2.1% and 3.6% for the years ended December 31, 2007, 2006 and 2005, respectively. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile. For comparative purposes, the consolidated financial statements as of December 31, 2006 and 2005 and the amounts disclosed in the related footnotes have been restated in terms of Chilean pesos of December 31, 2007 purchasing power. The above-mentioned price-level restatements do not purport to present appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of assets and liabilities exposed to the effects of inflation.

e) Foreign currency

Balances in foreign currency and in indexed units included in the consolidated balance sheets and summarized in Note 21 have been translated into Chilean pesos at the market (“observed”) exchange rates and closing equivalences in effect at each year end as follows:

	2007	2006	2005

U.S. Dollar	496.89	532.39	512.50
Euro	730.94	702.08	606.08
Unidad de fomento (UF)	19,622.66	18,336.38	17,974.81

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

h) Inventories

Finished goods are valued at the lower of cost plus price-level restatements or market, using absorption costs method, which includes direct costs of raw materials, labour and indirect manufacture costs. In process goods, raw materials and supplies are valued at acquisition cost plus price-level restatements. The Company estimates that inventories have an average turnover period of one year or less.

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

j) Other current assets

Other current assets primarily includes securities acquired pursuant to resale agreements which are stated at cost plus accrued interest and price-level restatements, short-term deferred income taxes, and bond discounts arising from bonds issued by the Company and other financing and refinancing costs.

k) Property, plant and equipment

Property, plant and equipment are stated at cost plus price-level restatements. Depreciation for each year has been calculated using the straight-line method, based on the estimated useful lives assigned to the assets. Estimated useful lives of assets are as follows:

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

The facilities of the Company’s corporate building are leased with a purchase option. At the close of these financial statements, the company has not defined yet if it will exercise that option. The facilities are registered as fixed assets under financial leasing according to the applicable rules.

These assets are not legally owned by the Company and, consequently, can not be disposed freely until the corresponding purchase options are executed.

l) Other assets

Other assets include land and buildings held for sale which have been adjusted to their estimated realizable values; trademarks which have been valued at cost plus price-level restatements and are amortized over a period of twenty years; bond discounts arising from bonds issued by the Company and other financing and refinancing cost; taxes related to income in Argentina based on 1% of the value of the Company assets; long term marketing contracts, which are valued at its cost plus price-level restatement, net of received services for this concept; alowance to supplier for production capacity reserve, valued at investment cost in dollar terms converted at the end of the period exchange rate, and deferred severances that are being amortized over the expected years of future service of the employees.

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

Investments in other companies

Investments in other companies includes investments in quoted common shares with an average trading value below UF 400 (ThCh$ 19,743 as of December 31, 2007) during the last quarter of each year and investments in unlisted shares and partnership interests in other companies where the Company does not have the ability to exercise significant influence over the operating and financial policies of the investee.

Investments in unlisted shares and partnership interests in other companies are reported at each year-end at cost plus price-level restatements and income from these investments is recognized on a cash basis. Where provisions for impairment were considered necessary, such provisions were recorded.

m) Translation of foreign currency financial statements

The investments in the Argentine subsidiaries, are recorded in accordance with Technical Bulletin No. 64 of the Chilean Institute of Accountants. Under this pronouncement, the financial statements of foreign subsidiaries, which operate in countries that are exposed to significant risks, restrictions or inflation/currency fluctuations must first be remeasured into US dollars and then translated into Chilean pesos at the year-end exchange rate. As a result, no effect is given to price-level restatements based on inflation in those countries, in the case of the Argentine subsidiaries, the US dollar is considered to be the functional currency of these operations. Accordingly, the financial statements of these subsidiaries are prepared in accordance with Chilean GAAP, excluding the application of monetary correction, and then remeasured into US dollars as follows:

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

o) Severance indemnities

The severance indemnities obligation, payable under any circumstances, has been determined at its current value, according to the accrued cost of the benefit method, considering 6% of annual discount rate over the estimated years of service that the employees will have at the retirement date.

In the case of the costs for severance indemnities that resulted from changes in the collective contractual agreements, which included increasing the agreed benefits, these effects have been recognized as an asset and are being amortized on the basis of the average expected years of future service of the employees in the Company.

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

Deferred income tax assets are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax asset to an amount that is more likely than not to be realized.

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

Deposits received on bottles and containers in circulation are classified as long-term liabilities. At December 31, 2007 and 2006, the amount of these deposits was determined based on the estimated redemption of the bottles and containers by customers and valued using the historic amount of the deposit. These deposits are not subject to price-level restatements.

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

The balance of cash and cash equivalents is as follows:

	At December 31,
	2007	2006

	ThCh$	ThCh$
Cash	19,692,702	14,919,261
Time deposits	25,333,669	6,873,600
Money market funds	45,552,765	3,628,807
Securities purchased pursuant to resale agreements	26,135,000	43,496,997

Total	116,714,136	68,918,665

u) Revenue recognition

The Company and subsidiaries recognize revenues upon the physical delivery of the product, at which time title passes to the customer. Viña San Pedro S.A. recognizes revenues relating to export sales of wine when the wine is shipped which, in accordance with established sales terms, is when the title passes to the customer.

v) Advertising and sales promotion costs

Media advertising is expensed as incurred, generally when the ads are aired, printed or presented to the public. At December 31, 2007 and 2006, Ch$ 6,771 million and Ch$ 1,594 million, respectively, of advertising were reported as assets. Advertising expense amounted to Ch$ 43,656 million, Ch$ 42,524 million and Ch$ 41,301 million for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 2 - ACCOUNTING CHANGES

During 2007 and 2006, there were no accounting changes compared to the prior years that could have a significant effect on the interpretation of these financial statements.

NOTE 3 - TIME DEPOSITS AND MARKETABLE SECURITIES

Time deposits and marketable securities are summarized as follows:

	At December 31,
	2007	2006

	ThCh$	ThCh$
Time deposits	25,349,529	12,093,761
Money market funds	45,553,883	3,628,794
Common equity shares	273,212	273,212

Total	71,176,624	15,995,767

NOTE 4 - ACCOUNTS RECEIVABLE - TRADE AND OTHER

Accounts receivable are summarized as follows:

	At December 31,
	2007	2006

	ThCh$	ThCh$
Trade accounts receivable	108,257,006	102,518,554
Other accounts receivable	12,649,282	11,934,267
Advances to suppliers	2,733,335	3,080,501
Allowance for doubtful accounts	(3,579,848)	(4,156,215)

Total	120,059,775	113,377,107

The changes in the allowance for doubtful accounts during the years ended December 31, 2007, 2006 and 2005 were as follows:

	Balance at	Additions		Foreign	Balance at
	beginning	charged to cost	Write-offs	exchange	end of
Year	of period	and expenses	of bad debts	differences	period

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2007	4,156,216	1,616,483	(2,082,363)	(110,488)	3,579,848
2006	5,075,384	1,080,323	(2,047,348)	47,856	4,156,215
2005	6,963,542	182,422	(1,935,533)	(135,047)	5,075,384

NOTE 5 – INVENTORIES

Inventories are summarized as follows:

	At December 31,
	2007	2006

	ThCh$	ThCh$
Finished goods	19,544,603	19,198,836
Production in process and semi-manufactured goods	2,036,235	1,900,918
Raw materials	49,146,747	48,769,175
Raw materials in transit	3,473,225	3,026,052
Supplies	2,353,466	2,121,469
Grape crop development and processing costs	1,835,911	1,410,478
Obsolescence provisions	(1,009,593)	(1,100,466)

Total	77,380,594	75,326,462

NOTE 6 - OTHER CURRENT ASSETS

Other current assets are summarized as follows:

	At December 31,
	2007	2006

	ThCh$	ThCh$
Securities purchased pursuant to resale agreements	26,189,688	43,566,304
Deferred income taxes (Note 13)	1,582,061	2,898,274
Syndicated loan issuance cost	610,728	552,314
Materials	437,205	460,209
Bond issuance cost	229,818	225,932
Fair value of forward contracts	113,761	185,033
Other	1,023,360	71,964

Total	30,186,621	47,960,030

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (net) are summarized as follows:

	At December 31,
	2007	2006

	ThCh$	ThCh$
Machinery and equipment	303,358,773	316,495,810
Bottles and containers	145,550,582	140,312,411
Land and buildings	99,795,091	97,689,977
Promotional assets	82,924,824	82,018,718
Construction in progress	74,647,543	39,819,222
Fixtures and fitting	48,807,823	49,845,274
Vineyards	33,472,857	33,243,309
Increase arising from technical appraisal	9,535,008	9,537,569
Fixed assets in transit	1,861,471	5,021,469
Software (net)	1,136,429	1,614,091
Other fixed assets	13,606,955	668,832
Accumulated depreciation	(420,716,441)	(409,632,826)

Total property, plant and equipment (net)	393,980,915	366,633,856

NOTE 8 - OTHER ASSETS

	At December 31,
	2007	2006

	ThCh$	ThCh$
Investments in unconsolidated affiliates (a)	31,525,454	13,570,462
Goodwill, net (b)	29,709,060	33,620,753
Trademarks	12,182,653	28,519,199
Accumulated amortization of trademarks	(4,459,334)	(4,070,405)
Land and buildings held for sale (c)	12,149,585	17,870,735
Deferred expenses for severance indemnities	4,828,776	4,719,062
Syndicated loan and bond issuance cost	3,758,894	4,596,249
Prepaid expenses	3,652,514	1,990,247
Advance payment for production capacity	2,981,340	-
Negative goodwill, net (d)	(623,484)	(731,145)
Bond discount (Note 12)	812,051	866,176
Recoverable taxes (minimum imputed income tax in
Argentina)	719,817	2,629,561
Recoverable taxes (value added tax in Argentina)	409,385	263,408
Accounts receivable from related companies	284,457	297,947
Accounts receivable-trade and other	27,037	63,229
Investments in other companies	19,743	17,130
Other	252,396	148,399

Total	98,230,344	104,371,007

(a) Investments in unconsolidated affiliates at December 31, of each year are summarized as follows:

					Equity in net
					earnings (losses) of
	Percentage		Investment		affiliated companies
	owned		carrying value		recognized in income
Company	2007	2006	2007	2006	2007	2006	2005

	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Calaf S.A	50.00	50.00	8,032,399	7,779,298	(1,398,910)	(322,398)	(249,652)
Viña altaïr S.A.	-	50.00	-	1,335,542	(313,815)	-	-
Cervecería Austral S.A.	50.00	50.00	2,153,788	2,099,650	54,139	82,158	89,417
Viña Valles de Chile S.A.	50.00	50.00	3,793,732	2,355,972	(603,939)	-	-
Compañía Cervecera
Kunstmann S.A.	-	50.00	-	-	-	310,007	384,190
Promarca S.A.	50.00	-	17,545,535	-	827,255	-	-

Total			31,525,454	13,570,462	(1,435,270)	69,767	223,955

Calaf S.A.

During the fiscal year 2007, an unrealized net loss of ThCh$25,267 (income of ThCh$49,890 historical in 2006) is included on its proportional equity value, generated by sales of Calaf products to the subsidiary ECUSA.

On October 26, 2007, the Fourth General Shareholders Meeting, was agreed to reform the corporate by-laws, and increase the capital. As a consequence, it was agreed to increase the capital of Calaf S.A. to ThCh$27,763,946. For these effects, it was proposed to increase the capital on ThCh$13,205,146 through the issuance of 13,205,146 shares, which will have to be completely subscribed and paid in cash, during a year period, since the date of the meeting. As at December 31, 2007, ThCh$3,277,798 have been subscribed and paid-in.

Viña Altaïr (previously Viña Dassault San Pedro S.A.)

In January 2007, the capital increase of Viña Altaïr S.A. approved at the General Shareholders Meeting dated September 26, 2007, corresponding to ThCh$5,250,000 (US$10,000,000) dividend into 900,000 payment shares, without nominal value, was subscribed and paid.

The subsidiary Viña San Pedro S.A. subscribed 450,000 shares, which allowed it to maintain its participation on this society.

As described in note 1b) Viña Altaïr S.A. became a subsidiary and it consolidates its financial results with Viña San Pedro S.A. since September 2007.

Viña Valles de Chile S.A.(previously Viña Tabalí S.A.)

On March 27, 2007, the name of Viña Tabalí S.A. was changed to “Viña Valles de Chile S.A.” and, for commercial and marketing effects, the names “Viña Leyda S.A.”, “Viña Tabalí S.A.” and “VTL S.A.” were included.

During February 2007, the capital increase of Viña Valles de Chile S.A. approved at the General Shareholders Meeting dated January 22, 2007, corresponding to ThCh$3,816,260 (historical), through the issuing of 73,390 payment shares without nominal value, was subscribed and paid. The subsidiary Viña San Pedro S.A. subscribed 36,695 shares, which allowed it to maintain its participation on this company.

Until December 31, 2006 Viña Altaïr S.A. and Viña Valles de Chile S.A. were in development stage.

Compañía Cervecera Kunstmann S.A.

During 2006, CCU. recognized the accrued results obtained by its investment in Compañía Cervecera Kunstmann S.A., which included part of the results obtained in December 2005 which were not recognized that year. The additional accrued results for that month corresponded to a loss of ThCh$ 7,112 (historical).

As described in Note 1b) Compañía Cervecera Kunstmann S.A. became a consolidated subsidiary of Compañía Cervecerías Unidas S.A in November 2006.

Promarca S.A.

On January 30, 2007, according to the records of the Extraordinary Shareholders Meeting, it was agreed to merge by absorption Promarca Watt’s S.A. and Promarca Ecusa S.A., remaining the first one as the continuing and successor entity for all the legal and tax effects. As part of he same process, Promarca Watt’s S.A. changed its name to Promarca S.A.

The merge was effective as of January 1, 2007. As of December 31, 2007 the shareholders of Promarca S.A are New Ecusa S.A. and Watt’s Dos S.A., with 50% ownership each, respectively.

On December 22, 2006, according to the agreement between New Ecusa S.A. and Watt’s S.A., it was established that if the products made under the acquired brands increases percentage wise its revenues for a three-year period, New Ecusa S.A. will have to pay an eventual price for the rights of the acquired brands.

As of December 31, 2007, according to the revenues obtained from those products and considering a sustained increase of Watt’s products during the last five years, New Ecusa S.A. has considered probable the payment of the eventual price, registering a long term provision for a total of ThCh$1,423,584.

Considering that the payment of the eventual contingent price corresponds to part of the brands’ value that New Ecusa S.A. acquired, this liability was recognized as an increase on the investment value on related companies.

Goodwill (net of accumulated amortization) is summarized as follows:

	At December 31,
Company	2007	2006

	ThCh$	ThCh$
Compañía Pisquera de Chile S.A.	9,808,549	10,376,999
Compañía Industrial Cervecera S.A.	6,898,984	8,991,519
Embotelladoras Chilenas Unidas S.A.	7,563,763	8,202,952
Viña San Pedro S.A.	3,542,356	3,990,680
Cervecería Austral S.A.	1,894,770	2,057,906
Aguas Minerales Cachantun S.A.	638	697

Total	29,709,060	33,620,753

(c) Land and buildings held for sale are summarized as follows:

	At December 31,
	2007	2006

Location	ThCh$	ThCh$
Quilicura	2,645,288	2,419,316
Limache	1,752,181	1,752,182
Santiago	1,366,768	2,320,634
Concepción	208,254	209,649
Osorno	3,225,903	6,861,897
La Serena	45,721	2,825,072
Antofagasta	76,647	76,309
Temuco	14,750	14,246
Argentina	2,394,806	851,404
Valparaíso	395,820	516,579
Lonquén	23,447	23,447

Total lands and buildings held for sale	12,149,585	17,870,735

(d) Negative goodwill (net of accumulated amortization) is summarized as follows:

	At December 31,
Company	2007	2006

	ThCh$	ThCh$
Compañía Industrial Cervecera S.A.	267,295	339,994
Compañía Cervecerías Unidas Argentina S.A.	276,480	292,280
Cervecería Austral S.A.	79,709	98,871

Total	623,484	731,145

NOTE 9 - SHORT-TERM BORROWINGS

Short-term borrowings relate to bank loans due within one-year and are mainly denominated in foreign currencies:

	At December 31,
	2007	2006

	ThCh$	ThCh$
United States dollars	4,088,389	4,982,908
Unidad de Fomento (UF)	771,653	16,350
Other	753,052	1,003,746

Total	5,613,094	6,003,004

The annual average rate of interest in 2007 related to the borrowings was approximately 7.77% (6.46% in 2006).

NOTE 10 - BANK BORROWINGS

The details of bank and financial institutions borrowings at December 31, 2007, are summarized as follows:

				Total at	Annual
		Current		December	interest
Institution	Currency	portion	Long-term	31, 2007	rate

		ThCh$	ThCh$	ThCh$	%
JPMorgan Chase	US$	374,745	49,689,000	50,063,745	Libor + 0.325
BBVA S.A. New York Branch	US$	188,208	34,782,300	34,970,508	Libor + 0.27
Banco Crédito e Inversiones	UF	128,837	9,202,676	9,331,513	3.6
Compañía Nacional de Seguros	UF	46,467	13,436,566	13,483,033	7.07

Total		738,257	107,110,542	107,848,799

The details of bank borrowings at December 31, 2006, are summarized as follows:

				Total at	Annual
		Current		December	interest
Bank	Currency	portion	Long-term	31, 2006	rate

		ThCh$	ThCh$	ThCh$	%

BBVA S.A. New York Branch	US$	9,777,023	-	9,777,023	Libor + 0.3
Santander Overseas Bank	US$	9,776,959	-	9,776,959	Libor + 0.3
BancoEstado	UF	1,007,115	-	1,007,115	5.98
JP.Morgan Chase	US$	468,735	57,178,686	57,647,421	Libor + 0.3
Banco Crédito e Inversiones	UF	128,993	9,235,792	9,364,785	3.6

Total		21,158,825	66,414,478	87,573,303

On May 24, 2005, the Company entered into two loans, each for US$ 17 million, with Banco BBVA S.A. New York Branch and Santander Overseas Bank Inc., with interest rates are at Libor plus 0.3% . Both loans were paid on May 2007.

On November 4, 2004, the Company signed an agreement to obtain a US$ 100,000,000, five year syndicated loan with JPMorgan Security Inc. acting as the lead agent. The interest rate on the loan is Libor plus 0.3% for the first three years and Libor plus 0.325% for the remaining two.

On November 23, 2007, the Company through its Agency, CCU Cayman Branch, subscribed a loan for US$70 million, with Banco BBVA New York Branch, at an interest of Libor plus 0.27% . This loan expires on November 23, 2012.

As of December 31, 2007, the Company has leasing obligations in the short and long term at an interest rate of 7.07% per year.

Capital Lease disclosure

The future minimum lease payments required under capital leases, together with the present value of such minimum lease payments that have initial or remaining non-cancelable lease terms in excess of one year as of December 31,2007, were as follows:

Payable during the year ending

Capital
December 31,	leases
(ThCh$)

2008	969,292
2009	969,292
2010	969,292
2011	969,292
2012	969,292
2013 to 2016	3,813,900
2017 to 2031	25,830,297
Total minimum lease payments	34,490,657
Less: Amount representing interest	(21,007,624)

Present value of minimum lease payments	13,483,033
Less: Current portion of obligation	(46,467)

Long-term portion of leasing obligations	13,436,566

The loans requires the Company and its subsidiaries, Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A., to comply with certain interest, debt and equity covenants, incluiding the following:

i) The maintenance of a consolidated interest coverage ratio of at least 3.0, to be measured quarterly based on a moving average for the past four quarters.

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

Additionally, the loan requires the subsidiary to adhere to certain restrictions such as maintaining insurance, limitations on sale of assets and acquisitions, and limitations of up to UF 10,000 on guarantees or mortgages.

At December 31, 2007, the Company was in compliance with all covenants associated with all obligations.

Scheduled maturities of bank, and financial institutions borrowings at December 31, 2007, are as follows:

Maturing during the years	ThCh$

2008	738,257
2009	49,738,754
2010	9,255,950
2011	57,042
2012	34,838,127
2013 to 2031	13,220,669

Total	107,848,799

NOTE 11 - BONDS PAYABLE

Bonds payable are summarized as follows:

	At December 31,
	2007	2006

	ThCh$	ThCh$
Current portion
Principal	3,433,965	3,594,022
Accrued interest	566,817	604,488

Subtotal	4,000,782	4,198,510

Long-term
Principal	55,973,638	59,621,381

Total	59,974,420	63,819,891

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

On October 18, 2004, the Company issued its series E bonds for a total notional amount of UF 2,000,000. The bonds were placed on December 1, 2004 at a discount of ThCh$ 897,857 (historical) which is being amortized over the term of the bonds.

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

At December 31, 2007, the Company was in compliance with all covenants related to these bonds.

Scheduled maturities of bonds payable at December 31, 2007, are as follows:

Maturing during the years	ThCh$

2008	4,000,782
2009	3,433,965
2010	3,433,965
2011	3,433,965
2012	3,433,965
2013 to 2016	13,735,860
2017 to 2025	28,501,918

Total	59,974,420

NOTE 12 - ACCRUED EXPENSES AND OTHER LIABILITIES

The detail of accrued expenses is summarized as follows:

Short-term	2007	2006

	ThCh$	ThCh$
Advertising expenses on invoices not received	12,175,536	8.729.486
Accrued expenses on invoices not received	5,619,963	5,931,199
Provisión for vacation expenses	4,095,539	4,037,162
Directors dividend sharing	2,141,098	1,648,155
Bonus for employee achievements	1,440,435	1,213,905
Provision for severance indemnities	1,420,927	462,327
Accrued legal employee benefits	1,007,818	1,158,784
Sales commissions	487,813	553,400
Provision for restructuring expenses	230,000	1,731,288
Other benefits for employees	178,968	172,635
Salaries payable	168,841	124,123
Fair value of forward exchange contracts	-	321,638
Other accrued expenses	2,719,597	2,248,351

Total	31,686,535	28,332,453

Long-term	2007	2006

	ThCh$	ThCh$
Fair value of cross – currency swap	18,514,878	11,400,894
Provision for severance indemnities	6,546,475	7,108,123
Allowance for unrealized profit on hedge operation	2,510,944	861,173
Provision for lawsuits	1,466,351	1,565,453
Additional payment for brand rights (note 8a)	1,423,584	-
Notes payables	1,393,209	-
Deferral of gain on sale of land	-	2,428,154
Other	1,398,080	586,564

Total	33,253,521	23,950,361

At December 31, 2007, the Company has two outstanding cross-currency swap derivative contracts intended to protect the Company against foreign currency and interest rate risk. The derivative contracts are a hedge against future interest and capital payments amounting to US$ 170,000,000 related to the loans obtained on foreign currency at variable rate.

NOTE 13 - INCOME TAXES

The Company’s current tax provision for the year ended December 31, 2007 amounts to ThCh$ 16,102,353 (ThCh$ 12,342,529 in 2006). Although taxable results can not be consolidated under Chilean legislation, a portion of the income tax that would have been payable on 2007, 2006 and 2005 results has been reduced by the application of tax loss carryforwards available in subsidiaries. At December 31, 2007, the Company’s Chilean subsidiaries had tax loss carryforwards amounting to ThCh$ 18,587,034 (ThCh$ 15,193,756 in 2006) which are available to apply against their own tax liabilities in future years. No expiration date is prescribed by Chilean law for tax loss carryforwards.

Additionally, CCU Argentina S.A. and its subsidiaries have tax loss carryforwards aggregating ThCh$ 2,328,550 at December 31, 2007 (ThCh$ 11,903,759 in 2006) which may be applied to reduce taxable income in Argentina during a five-year carryforward period.

The balance for corporate income tax at December 31, 2007 and 2006 is as follows:

	2007	2006

	ThCh$	ThCh$
Income tax current provisions	16,055,791	12,264,901
Other taxes	46,562	77,628

Total current tax provision	16,102,353	12,342,529
Monthly provisional payments	(9,941,030)	(3,482,556)
Tax payment due to merger	(729,722)	(3,396,244)
Other credits	(346,484)	(86,437)

Total taxes payable	5,085,117	5,377,292

Taxes payable are presented as a current liability as "Income taxes payable". Recoverable taxes are included under prepaid taxes, together with VAT and other current tax credits.

	2007	2006

	ThCh$	ThCh$
Income taxes recoverable	1,220,331	-
Tax credit in Argentina	971,254	567,974
Exporters VAT credit	698,850	1,030,289
Income tax to be recovered	44,938	873,297
Other	-	104,854

Prepaid taxes	2,935,373	2,576,414

At December 31, 2007 and 2006, the accumulated balances from deferred taxes originating from temporary differences were as follows:

	2007				2006

	Deferred assets		Deferred liabilities		Deferred assets		Deferred liabilities

	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	567,420	1,017	-	1,079	598,589	1,092	-	-
Provision for staff vacation	543,475	-	-	3,248	581,692	-	-	-
Amortization of intangible assets	8,505	494,996	-	-	-	425,072	-	-
Depreciation of fixed assets	-	-	-	19,740,782	-	-	-	19,916,732
Severance indemnities	222,390	138,940	-	53,942	17,379	281,310	-	22,897
Adjustment on bottle and container deposits	-	-	-	3,169,593	-	-	-	3,053,967
Software expenses capitalized	-	-	-	500,542	-	-	-	452,017
Operating expenses – crop farm	-	-	1,698,835	-	-	-	1,966,708	-
Tax loss carryforwards	861,328	3,154,678	-	-	1,860,375	5,092,469	-	-
Unrealized profit on hedge operation	165,743	3,574,390	67,775	-	494,319	2,084,550	54,911	271,685
Allowance for land and buildings held for sale	9,010	755,724	-	-	41,735	925,277	-	-
Unrealized gain	-	256,112	-	-	-	180,610	-	-
Changes in allowances	505,362	1,544,086	-	4,235	869,806	946,276	-	-
Deferred debt issuance cost	-	-	86,119	355,115	-	-	113,256	509,676
Unrealized gain on sale of fixed assets	-	-	-	277,420	-	412,787	-	-
Other	1,349,5599	71,239	798,042	547,102	788,077	663,115	609,784	361,516
Complementary accounts (net of amortization)	-	-	-	(2,787)	-	-	(390,961)	(9,361)

Subtotal	4,232,832	9,991,182	2,650,771	24,650,271	5,251,972	11,012,558	2,353,698	24,579,129
Valuation allowance	-	(465,719)	-	-	-	(3,256,272)	-	-

Total	4,232,832	9,525,463	2,650,771	24,650,271	5,251,972	7,756,286	2,353,698	24,579,129

The complementary accounts correspond to the accumulated effect of deferred income taxes which were not recorded until January 1, 2000 when Technical Bulletin N° 60 was adopted.
The complementary accounts are amortized over the weighted -average terms of reversal of the corresponding temporary differences.

Effect on income:

	2007	2006	2005

	ThCh$	ThCh$	ThCh$
Current tax provision	(16,102,353)	(12,342,529)	(11,657,780)
Amortization of complementary accounts	(397,836)	(395,641)	(403,405)
Deferred income tax effects	(389,581)	(2,711,689)	2,236,590
Other	221,357	161,786	(170,319)

Total	(16,668,413)	(15,288,073)	(9,994,914)

NOTE 14 - SHAREHOLDERS’ EQUITY

The changes in the Shareholders’ equity accounts during 2005, 2006 and 2007 were as follows:

				Other reserves

				Surplus on
				technical
				appraisal	Pre-			Retained
				of fixed	operating	Cumulative		earnings
	Number	Common	Share	assets	stage	translation	Retained	Net income
	of shares	stock	premium	and other	deficit	adjustment	earnings	for the year	Total

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balances at December 31, 2004 (historical)	318,502,872	174,225,237	13,625,673	6,487,743	(362,710)	(6,178,795)	77,512,308	36,794,289	302,103,745
Allocation of 2004 net income	-	-	-	-	362,710	-	36,431,579	(36,794,289)	-
Final dividend of Ch$ 62.80403 (Historical) per share	-	-	-	-	-	-	(20,003,264)	-	(20,003,264)
Price level restatement	-	6,272,109	490,524	193,363	-	(214,035)	3,341,855	-	10,083,816
Proportional share of loss of subsidiary in development period	-	-	-	-	(463,614)	-	-	-	(463,614)
Interim dividend of Ch$ 30.00 per share	-	-	-	-	-	-	-	(9,555,086)	(9,555,086)
Translation adjustment for the year	-	-	-	-	-	(10,257,964)	-	-	(10,257,964)
Equity adjustments	-	-	-	(1,054,278)	-	-	-	-	(1,054,278)
Net income for the year	-	-	-	-	-	-	-	48,177,127	48,177,127

Balances at December 31, 2005	318,502,872	180,497,346	14,116,197	5,626,828	(463,614)	(16,650,794)	97,282,478	38,622,041	319,030,482

Balances at December 31, 2005 restated to constant December 31, 2007 pesos	-	197,925,086	15,479,172	6,170,121	(508,378)	(18,258,495)	106,675,492	42,351,154	349,834,152

Balances at December 31, 2005 (historical)	318,502,872	180,497,346	14,116,197	5,626,828	(463,614)	(16,650,794)	97,282,478	38,622,041	319,030,482
Allocation of 2005 net income	-	-	-	-	463,614	-	38,158,427	(38,622,041)	-
Final dividend of Ch$ 67.37364 per share	-	-	-	-	-	-	(21,458,698)	-	(21,458,698)
Price-level restatement	-	3,790,444	296,440	113,910	-	(349,665)	2,436,545	-	6,287,674
Proportional share of loss of subsidiary in development period	-	-	-	-	-	-	(647,730)	-	(647,730)
Interim dividend of Ch$ 35.00 per share	-	-	-	-	-	-	-	(11,147,601)	(11,147,601)
Translation adjustment for the year	-	-	-	-	-	1,702,251	-	-	1,702,251
Equity adjustments	-	-	-	(371,570)	-	-	-	-	(371,570)
Net income for the year	-	-	-	-	-	-	-	55,832,734	55,832,734

Balances at December 31, 2006	318,502,872	184,287,790	14,412,637	5,369,168	-	(15,298,208)	115,771,022	44,685,133	349,227,542

Balances at December 31, 2006 restated to constant December 31, 2007 pesos	-	197,925,086	15,479,173	5,766,486	-	(16,430,274)	124,338,079	47,991,832	375,070,382

Balances at December 31, 2006 (historical)	318,502,872	184,287,790	14,412,637	5,369,168	-	(15,298,208)	115,771,022	44,685,133	349,227,542
Allocation of 2006 net income	-	-	-	-	-	-	44,685,133	(44,685,133)	-
Final dividend of Ch$ 77.62144 per share	-	-	-	-	-	-	(24,722,652)	-	(24,722,652)
Price-level restatement	-	13,637,296	1,066,536	389,689	-	(1,124,367)	10,217,338	-	24,186,492
Equity adjustments	-	-	-	(235,959)	-	-	-	-	(235,959)
Interim dividend of Ch$ 47.00 per share	-	-	-	-	-	-	-	(14,969,635)	(14,969,635)
Translation adjustment for the year	-	-	-	-	-	(10,889,144)	-	-	(10,889,144)
Net income for the year	-	-	-	-	-	-	-	79,199,216	79,199,216

Balances at December 31, 2007	318,502,872	197,925,086	15,479,173	5,522,898	-	(27,311,719)	145,950,841	64,229,581	401,795,860

a) As required by Chilean Law, capital has been modified to reflect the annual capitalization of its price-level restatement.

b) The Company’s policy is to distribute 50% of net profits for the year as dividends.

c) According to Circular Letter No. 1819 of the SVS dated November 14, 2006, companies that maintain ownership over companies on development stage, must value these investments using the same methodology applicable to the investments in companies in normal operation.

As of December 31, 2006, the subsidiary Viña San Pedro S.A. had 50% of Viña Altaïr S.A., and 50% of Viña Valles de Chile S.A. Entities which were on development stage. As a consequence, CCU registered on its equity an accumulated deficit of development stage for ThCh$392,152 (historical) and ThCh$255,578 (historical), respectively, which are presented under accumulated results, according to Circular Letter No. 1819 of the SVS.

d) The 2004 credit to other reserves of ThCh$ 2,899,435 ( historical), resulted primarily from tax benefits related to the merger betwen Comercial CCU Santiago S.A. and Embotelladoras Chilenas Unidas S.A. At December 31, 2007, ThCh$252,920 (ThCh$399,443 in 2006) of the above tax benefit was utilized during the year and accordingly recognized in results.

e) On December 6, 2006, the Board of Directors agreed to distribute an interim dividend of ThCh$11,147,601 (historical) corresponding to Ch$ 35 per share. This dividend was paid on January 5, 2007.

f) On December 5, 2007, the Board of Directors agreed to distribute an interim dividend of ThCh$14,969,635 (historical) corresponding to Ch$ 47 per share. This dividend was paid on January 11, 2008.

g) On April 18, 2007, the Shareholders approved a charge to 2007 results for the accumulated deficit of the development stage entities as of December 31, 2006 for ThCh$647.730.

Additionally, on the same meeting it was agreed to distribute, with charge to 2006 results, a dividend amounting to ThCh$ 24,722,652 (historical) corresponding to Ch$ 77.62144 per share. This dividend was paid on April 27, 2007.

hj) On April 20, 2006, the Shareholders approved a charge to 2006 results for the accumulated deficit of the development stage entities as of December 31, 2005 for ThCh$ 463,614 (historical).

i) Additionally, on April 20, 2006, the Shareholders meeting agreed to distribute, with a charge to 2005 results, a dividend amounting to
ThCh$ 21,458,698 (historical) corresponding to Ch$ 67.37364 per share. This dividend was paid on April 28, 2006.

j) On December 7, 2005, the board of directors agreed to distribute an interim dividend of $Ch 30 per share for a total of ThCh$ 9,555,086 (historical).

k) At the annual Shareholders meeting held on April 21, 2005, the Shareholders agreed to absorb the accumulated pre-operating stage deficit at December 31, 2004 amounting to ThCh$ 362,710 (historical), with charge to 2004 results.

l) At the same meeting the Shareholders agreed to distribute a final dividend of $ 62.80403 per share, for a total of ThCh$ 20,003,263 (historical) with charge to 2004 results. This dividend was paid on April 29, 2005.

NOTE 15 - ACCOUNTS AND BALANCES WITH RELATED COMPANIES

The consolidated balance sheets at December 31, 2007 and 2006 includes the following accounts with related companies:

	2007		2006

Entity	Receivable	Payable	Receivable	Payable

	ThCh$	ThCh$	ThCh$	ThCh$
Calaf S.A.	3,790,232	309,060	2,817,356	1,217,249
Anheuser-Busch International Holdings Inc.	1,123,974	-	1,150,069	-
Promarca S.A.	439,195	810,034	-	-
Heineken International	94,903	-	1,260	-
Viña Valles de Chile S.A. ( Ex Viña Tabalí S.A.)	75,838	690	24,766	252,856
Comercial Patagona Ltda.	62,724	17,245	121,184	-
Cervecera Austral S.A.	46,990	243,530	41,793	130,664
Cooperativa Agricola Control Pisquero de Elqui Ltda.	39,751	8,901	39,882	9,483
Compañía Cervecera Kunstmann Limitada	35,455	6,144	22,452	484
Sociedad Agrícola y Ganadera Río Negro Ltda.	12,210	-	13,114	-
Banco de Chile	7,746	5,175	1,640	-
Heineken Supply Chain	3,792	-	-	15,853
Latincermex	746	-	1,259	-
Heineken Brouwerijern B.V.	-	1,283,320	-	300,733
Anheuser-Busch Latin America Development Corporation	-	484,080	-	356,185
Cervecería Modelo	-	250,329	-	-
Entel PCS Telecomunicaciones S.A.	-	12,839	-	9,133
Entel Telefonia Local S.A.	-	7,700	-	2,989
Empresa Nacional de Telecomunicaciones S.A.	-	3,729	-	10,066
Compañía Nacional de Telefónos del Sur	-	830	-	405
Viña Altair S.A. ( Ex Dassault San Pedro S.A.)	-	-	331,050	-
Hoteles Carrera S.A.	-	-	20,844	-
Quiñenco S.A.	-	-	1,319	-
Madeco S.A.	-	-	463	-
Telefónica del Sur Net S.A.	-	-	-	536
Heineken Beer Systems	-	-	-	309

Total	5,733,556	3,443,606	4,588,451	2,306,945

NOTE 16 - SIGNIFICANT TRANSACTIONS WITH RELATED COMPANIES

The principal transactions with related companies are summarized below:

Company	Relationship	Transaction	2007	2006	2005

			ThCh$	ThCh$	ThCh$
Alusa S.A.	Affiliate	Purchase of products	664,311	869,780	964,496
Anheuser Busch Latin America Development Corporation	Affiliate	Licenses and technical assistance (expense)	1,394,223	1,218,784	952,197
Anheuser Busch International Inc.	Affiliate	Purchase of products	720,148	540,658	2,913,705
		Sale of products	4,553,581	284,976	1,356,514
Banchile Corredores de Bolsa	Affiliate	Purchase of investments	-	4,188,600	22,310,586
Banco de Chile	Affiliate	Purchase of time deposits	39,094,868	53,471,609	75,687,461
		Interest paid	-	-	268,944
		Forward contract	16,097,217	26,187,950	7,109,097
		Loans obtained	-	3,430,721	6,181,824
Calaf S.A.	Equity investee	Payments on behalf of related companies	-	-	5,772,764
		Purchase of products	8,945,193	9,296,162	6,396,079
		Capital paid in	-	-	3,129,012
		Marketing contribution	-	783,502	-
		Services paid	3,621,600	-	-
Cervecería Austral S.A.	Equity investee	Purchase of products	506,692	368,022	-
		Royalties paid	-	-	450,543
Comercial Patagona Ltda.	Equity investee	Sale of products	872,959	1,068,083	998,437
Compañía Cervecera Kunstmann S.A.	Affiliate	Purchase of products	-	-	2,510,089
Empresa Nacional de Telecomunicaciones S.A.	Affiliate	Services received (expense)	-	-	258,213
Entel PCS Telecomunicaciones S.A.	Affiliate	Services received (expense)	-	-	609,781
Heineken Brouwerijen B.V.	Indirect	Royalty	1,765,547	1,311,925	200,999
		Sale of products	1,325,918	1,320,956	169,637
		Licenses and technical assistance	789,420	645,255	558,351
Viña Altair (Ex. Dassault San Pedro S.A.)	Equity investee	Capital paid in	-	444,119	717,404
		Remittance paid	-	-	286,297
Viña Tabalí S.A.	Equity investee	Purchase of products	-	-	313,568
		Sale of products	-	-	482,541
		Remittance received	677,212	626,957	-
		Remittance paid	-	-	257,407
		Capital increase	1,997,812	1,168,512	-
Cooperativa Agrícola Control Pisquero del Elqui y Limarí Ltda.	Affiliate	Grape acquired	1,958,453	322,371	-
Promarca S.A.	Equity investee	Royalty paid	1,518,915	-	-

NOTE 17 - COMMITMENTS AND CONTINGENCIES

At December 31, 2007, the Company was a defendant in a number of commercial and labour lawsuits of the type normally associated with the Company’s business and involving claims for damages for minor amounts. The Company accrued a provision of ThCh$ 1,466,351 at December 2007 for these amounts because management believes that most of the resulting judgments will be favorable and any further losses incurred will not result in any material liability to the Company.

NOTE 18 - REMUNERATION OF DIRECTORS

During 2007, the Directors of the Company and its subsidiaries received ThCh$ 535,331 (ThCh$ 584,174 in 2006 and ThCh$ 614,912 in 2005) with respect to fees for attendance at Board meetings, which have been included in the Consolidated Statements of Income under Selling and administrative expenses. In addition, an accrual of ThCh$ 2,069,764 was recorded corresponding to the Directors’ participation in dividend for the year 2007
(ThCh$ 1,494,312 in 2006 and ThCh$ 1,363,830 in 2005) which has also been included in Selling and Administrative expenses in the Consolidated Statements of Income. The participation in earnings is approved each year at the annual shareholders’ meeting.

NOTE 19 – NON-OPERATING INCOME

The following items are included in Non-operating income:

	2007	2006	2005

	ThCh$	ThCh$	ThCh$
Gain on sale of shares (1)	14,870,074	-	-
Gain on sale of properties held for sale and other assets	678,713	3,702,158	479,511
Interest earned from investments in banks and other financial institutions	1,181,845	2,754,906	877,268
Gain on sales of glass, plastic boxes and by-products	423,356	565,627	384,468
Equity in net income of unconsolidated affiliates	881,394	438,109	429,702
Rental income	113,531	123,802	90,128
Amortization of negative goodwill	50,109	52,746	56,990
Adjustment to provision for properties held for sale and other assets	341,268	-	722,423
Other	1,707,308	760,985	520,547

Total	20,247,598	8,398,333	3,561,037

(1) On December 5, 2007, the Company and its subsidiaries Embotelladoras Chilenas Unidas S.A., Vending y Servicios Ltda. and Aguas Minerales Cachantun S.A., sold together a total of 2,106,704,471 shares that they had in Aguas CCU-Nestlé Chile S.A. resulting in a gain of ThCh$14,367,555

NOTE 20- NON-OPERATING EXPENSES

The following items are included in the Non-operating expenses:

	2007	2006	2005

	ThCh$	ThCh$	ThCh$
Interest expense	8,730,563	8,176,814	8,128,048
Amortization of goodwill	2,717,794	3,844,360	2,826,132
Severance indemnities	2,718,212	1,022,061	330,658
Restructuring cost	-	1,731,289	-
Equity in loss of unconsolidated affiliates	2,341,931	322,398	422,063
Loss on sale, provision for impairment and write –offs of assets	1,283,281	1,524,993	111,830
Director’s participation based on dividends	-	-	342,094
Other	1,270,483	1,685,778	1,346,392

Total	19,062,264	18,307,693	13,507,217

NOTE 21 - PRICE-LEVEL RESTATEMENT AND FOREIGN EXCHANGE DIFFERENCES

The price-level restatement adjustment and foreign currency exchange gain (loss) is determined as follows:

	2007	2006	2005

	ThCh$	ThCh$	ThCh$
Restatement of non-monetary accounts based on Consumer Price Index and UF’s:
Property, plant and equipment and bottles and containers	22,726,974	5,972,902	10,430,430
Investments in related companies	9,637,164	2,546,883	4,793,227
Investments in other companies and marketable securities	349,009	146,296	238,629
Other assets	6,355,574	2,232,192	3,603,933
Shareholders’ equity	(24,186,491)	(6,752,960)	(11,057,449)
Adjustment of Inventories	1,941,386	1,116,101	1,208,046
Increase in liabilities denominated in UF’s due to indexation	(16,530,722)	(4,688,279)	(7,656,921)
Net restatements of income and expense accounts in terms of year-end constant pesos	(4,726,789)	(1,016,634)	(2,157,357)

Total price-level restatement	(4,433,895)	(443,499)	(597,462)

	2007	2006	2005

	ThCh$	ThCh$	ThCh$
Remeasurement and translation of accounts in foreign currencies:
Cash	(1,037,325)	(53,536)	(275,991)
Time deposits and marketable securities	145,826	(26,493)	310,140
Accounts receivable-trade and other	276,150	549,529	43,275
Accounts receivable from related companies	(169,096)	59,750	(122,263)
Inventories	(40,886)	(22,957)	(105,727)
Other current assets	(252,504)	174,603	15,894
Other assets	9,052	(2,462)	27,392
Short-term borrowings	38,426	(7,772)	(881,937)
Other current liabilities	1,233,740	(495,724)	740,324
Income taxes	14,095	(1,394)	10,894
Long-term borrowings and other long-term liabilities	(125,300)	(141,775)	669,202
Foreign exchange loss arising from translation of assets and liabilities in Argentina (net)	(180,209)	(268,857)	(44,885)

Total foreign currency exchange (loss)	(88,031)	(237,088)	386,318

Total price-level restatement and exchange differences	(4,521,926)	(680,587)	(211,144)

Assets and liabilities denominated in or exposed to the effects of foreign currency are included in the consolidated financial statements and translated into Chilean pesos as described in Note 1 e) and m) as follows:

	At December 31,
	2007	2006

	ThCh$	ThCh$
Assets
Current assets	99,652,659	45,648,072
Property, plant and equipment	64,737,627	78,121,555
Other assets	15,089,976	14,522,421

Total	179,480,262	138,292,048

Liabilities
Current liabilities	31,605,633	52,116,131
Long-term liabilities	86,440,128	58,610,896

Total	118,045,761	110,727,027

The amounts detailed above include the non-monetary assets and liabilities of investments in foreign subsidiaries and investees (Compañía Cervecerías Unidas Argentina S.A. expressed in US dollars in conformity with the application of Technical Bulletin No. 64 as described in Note 1 m).

NOTE 22 - SEGMENT REPORTING

The Company has determined that the information used by its key decision makers for making operating decisions and assessing performance include the following five segments: production and sale of beer in Chile, production and sale of beer in Argentina, soft drinks and mineral water, wine and pisco. All other activities, including corporate activities not allocated to others segments, are presented under the title Other. This includes the production and sale of chocolates and candies, and the sale of plastic cases and containers to unaffiliated companies. Total revenue by segment includes sales to unaffiliated customers, as reported in the Company’s Consolidated Statements of Income.

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

	Year Ended December 31, 2007

Statement of income data			Soft Drinks and

	Beer Chile	Beer Argentina	Mineral waters	Wine	Pisco	Other	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total Revenue	248,399,129	69,269,341	172,944,896	87,002,570	39,831,657	10,836,529	628,284,122

Operating income (loss)	69,460,852	4,033,815	16,906,009	5,690,250	3,108,489	2,184,633	101,384,048

Equity in net income of affiliated companies	-	-	-	-	-	-	(1,460,537)
Other income	-	-	-	-	-	-	18,184,359
Interest expense (net)	-	-	-	-	-	-	(7,548,718)
Other expenses	-	-	-	-	-	-	(7,989,770)
Price-level restatement	-	-	-	-	-	-	(4,521,926)

Income before income tax and minority interest	-	-	-	-	-	-	98,047,456

Balance Sheet Data at December 31,2007:
Identifiable assets	238,264,370	75,482,497	114,597,890	109,316,426	35,759,264	20,878,277	594,298,724

Cash and cash equivalents							116,714,136
Investments in un consolidated affiliated and other companies							31,545,197
Goodwill	1,894,770	6,898,984	7,564,401	3,542,356	9,808,549	-	29,709,060
Negative Goodwill	(79,709)	(543,775)	-	-	-	-	(623,484)
Corporate assets	-	-	-	-	-	-	54,972,854

Total consolidated assets	-	-	-	-	-	-	826,616,487

Sales of each segment include:
Beer	245,015,035	68,191,049	-	-	-	-	-
Carbonated drinks	-	-	111,733,901	-	-	-	-
Nectars	-	-	29,160,534	-	-	-	-
Mineral Water	-	-	31,096,142	-	-	-	-
Wine	-	-	-	80,795,492	-	-	-
Pisco	-	-	-	-	39,117,472	-	-
By-products	877,534	213,791	-	13,287	-	-	-
Other products	2,506,560	864,501	954,319	6,193,791	714,185	-	-

Total	248,399,129	69,269,341	172,944,896	87,002,570	39,831,657	-	-

	Year Ended December 31, 2006

Statement of income data			Soft Drinks and

	Beer Chile	Beer Argentina	Mineral waters	Wine	Pisco	Other	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total Revenue	233,766,702	62,084,248	161,602,056	81,888,064	36,039,722	10,805,328	586,186,120

Operating income (loss)	64,465,443	4,096,418	13,022,314	1,277,139	765,754	1,962,331	85,589,399

Equity in net income of affiliated companies	-	-	-	-	-	-	115,711
Other income	-	-	-	-	-	-	5,205,318
Interest expense (net)	-	-	-	-	-	-	(5,421,908)
Other expenses	-	-	-	-	-	-	(9,808,481)
Price-level restatement	-	-	-	-	-	-	(680,587)

Income before income tax and minority interest	-	-	-	-	-	-	74,999,452

Balance Sheet Data at December 31,2006:
Identifiable assets	213,549,186	75,762,900	108,081,448	101,455,550	34,875,561	21,126,856	554,851,501

Cash and cash equivalents							68,918,665
Investments in un consolidated affiliated and other companies							13,587,592
Goodwill	2,057,906	8,991,519	8,203,649	3,990,680	10,376,999	-	33,620,753
Negative Goodwill	(98,871)	(632,274)	-	-	-	-	(731,145)
Corporate assets	-	-	-	-	-	-	79,227,369

Total consolidated assets	-	-	-	-	-	-	749,474,735

Sales of each segment include:
Beer	230,466,670	61,515,834	-	-	-	-	-
Carbonated drinks	-	-	104,614,883	-	-	-	-
Nectars	-	-	24,430,837	-	-	-	-
Mineral Water	-	-	31,785,605	-	-	-	-
Wine	-	-	-	77,290,772	-	-	-
Pisco	-	-	-	-	35,674,489	-	-
By-products	894,942	153,762	-	8,736	-	-	-
Other products	2,405,090	414,652	770,731	4,588,556	365,233	-	-

Total	233,766,702	62,084,248	161,602,056	81,888,064	36,039,722	-	-

	Year Ended December 31, 2005

Statement of income data			Soft Drinks and
	Beer Chile	Beer Argentina	Mineral waters	Wine	Pisco	Other	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total Revenue	206,624,811	51,247,946	148,703,563	92,106,324	31,299,900	9,573,465	539,556,009

Operating income (loss)	54,699,418	2,612,463	12,367,885	1,835,261	(1,638,373)	3,011,194	72,887,848

Equity in net income of affiliated companies	-	-	-	-	-	-	7,639
Other income	-	-	-	-	-	-	2,254,067
Interest expense (net)	-	-	-	-	-	-	(7,250,780)
Other expenses	-	-	-	-	-	-	(4,957,106)
Price-level restatement	-	-	-	-	-	-	(211,144)

Income before income tax and minority interest	-	-	-	-	-	-	62,730,524

Balance Sheet Data at December 31,2005:
Identifiable assets	194,762,786	71,055,881	96,585,372	108,242,228	30,676,926	23,409,974	524,733,167

Cash and cash equivalents							57,702,179
Investments in un consolidated affiliated and other companies							14,654,641
Goodwill	2,204,351	9,871,963	8,842,897	4,439,000	11,026,409	1,007,018	37,391,638
Negative Goodwill	(104,202)	(1,069,733)	-	-	-	-	(1,173,935)
Corporate assets	-	-	-	-	-	-	72,325,027

Total consolidated assets	-	-	-	-	-	-	705,632,717

Sales of each segment include:
Beer	203,901,866	50,865,733	-	-	-	-	-
Carbonated drinks	-	-	98,820,700	-	-	-	-
Nectars	-	-	20,411,748	-	-	-	-
Mineral Water	-	-	28,870,784	-	-	-	-
Wine	-	-	-	85,509,672	-	-	-
Pisco	-	-	-	-	30,922,323	-	-
By-products	541,308	77,925	-	11,779	-	-	-
Other products	2,181,637	304,288	600,331	6,584,873	377,577	-	-

Total	206,624,811	51,247,946	148,703,563	92,106,324	31,299,900	-	-

Depreciation was allocated to each of the segments as follows:

Segment	2007	2006	2005

	ThCh$	ThCh$	ThCh$
Beer Chile	20,016,030	19,837,442	20,848,228
Beer Argentina	5,596,447	6,102,963	5,388,936
Soft Drinks & Mineral Water	10,176,170	10,668,694	11,262,890
Wine	5,575,037	5,454,835	4,934,622
Pisco	1,651,407	1,153,095	901,541
Other	1,803,735	1,345,470	1,175,378

Total	44,818,826	44,562,499	44,511,595

Capital expenditures for each of the segments were as follows:

Segment	2007	2006	2005

	ThCh$	ThCh$	ThCh$
Beer Chile	19,465,082	17,448,447	17,151,613
Beer Argentina	7,074,419	6,269,023	8,653,401
Soft Drinks & Mineral Water	10,862,624	12,261,623	9,026,420
Wine	3,028,635	2,586,890	3,579,838
Pisco	5,012,800	4,719,441	906,454
Other	7,775,367	3,277,609	2,736,807

Total	53,218,927	46,563,033	42,054,533

Information about the Company’s operations in different geographic areas is as follows:

	2007

	Chile	Argentina	Elimination	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$
Sales to third parties	551,823,491	76,547,059	(86,428)	628,284,122

Operating income (loss)	96,920,853	4,463,195	-	101,384,048

Total assets at December 31,2007	709,021,700	117,725,282	(130,495)	826,616,487

	2006

	Chile	Argentina	Elimination	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$
Sales to third parties	518,797,700	67,642,549	(254,129)	586,186,120

Operating income (loss)	81,758,450	3,830,949	-	85,589,399

Total assets at December 31,2006	635,514,069	115,464,130	(1,503,464)	749,474,735

	2005

	Chile	Argentina	Elimination	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$
Sales to third parties	484,049,660	55,713,474	(207,125)	539,556,009

Operating income (loss)	71,097,659	1,790,189	-	72,887,848

Total assets at December 31,2005	599,135,489	108,037,073	(1,539,845)	705,632,717

NOTE 23 - SUBSEQUENT EVENTS

On October 4, 2007, the Company’s subsidiary Compañía Industrial Cervecera S.A. (“CICSA”) subscribed an agreement to purchase all of the shares of Inversora Cervecera S.A. (“ICSA”). The sale, the share’s transfer and the payment of such shares by CICSA were subject to the prior approval of the Argentine Antitrust Commission (currently Secretaría de Comercio Interior), which was confirmed on March 31, 2008. On April 2, 2008, CICSA paid US$ 83.6 million dollars in cash for the shares of ICSA and assumed debt of US$ 4.4 million dollars.

Currently, ICSA is negotiating the payment of a supplementary price as agreed in the purchase agreement signed on October 4, 2007.

ICSA is the owner of Palermo, Imperial and Bieckert beer brands, which together represents approximately 5.8% of the Argentine beer market, and a brewery in Luján, Buenos Aires, with a nominal production capacity of 2.7 millions hectoliters per year.

No other subsequent events have occurred between December 31, 2007 and the date of these consolidated financial statements (June 26, 2008) that may significantly affect them.

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

1. Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements which have resulted in amounts which differ from those that would have otherwise been determined under US GAAP are as follows:

a) Inflation accounting

The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-year period ended December 31, 2007 was approximately 13.1% .

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

b) Revaluations of property, plant and equipment and fixed assets held for sale

As mentioned in Note 1 k), certain property, plant and equipment and some fixed assets held for sale are reported in the financial statements at amounts determined in accordance with a technical appraisal carried out in 1979. The revaluation of property, plant and equipment is an accounting principle that is not generally accepted in the United States. As of December 31, 2005 these assets were fully depreciated. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation and prior years depreciation charges, are shown in paragraph 1 t) below.

c) Fixed assets held for sale

i. Reversal of impairment

Net income reported in the Chilean GAAP financial statements for the years ended December 31, 2007 and 2005 included the effects of the reversal of a valuation allowance recorded in previous years to write-down the carrying value of property, plant and equipment held for sale to estimated market value (Note 19). This reversal of a provision, which established a new cost basis for Chilean GAAP purposes, was not in conformity with accounting principles generally accepted in the United States. In accordance with FASB 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, restoration of a previously recognized impairment loss is prohibited under US GAAP. The Chilean GAAP other income recognized in 2007 and 2005 has been reversed and is reflected in the reconciliation of net income to US GAAP for the year in paragraph 1 t) below. The US GAAP adjustment will be reversed when these assets are sold.

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

These assets recorded as held for sale under Chilean GAAP do not meet the requirements to be classified as held for sale under US GAAP. For Chilean GAAP purposes, these assets were tested for impairment and written down to fair value when they were deemed to be impaired. This treatment is similar to the treatment under US GAAP for impaired assets. However, under US GAAP, these assets would have been continued to be depreciated. The effects of depreciating these assets were considered to be immaterial until December 31, 2006, as such no adjustments were recorded. The impact of depreciating these in 2007 under US GAAP, are reflected in paragraph 1 t) below.

d) Reversal of gain on sale of land

In December 2004, the Company sold land previously classified as land-held-for-sale and included in other assets. As part of the transaction, it was contemplated that the Company will lease eleven floors in an office building being constructed by a third party on the land. During 2007, the building was constructed and the Company signed, in May 2007, a lease agreement with the third party. In 2004 for Chilean GAAP purposes, the Company recognized a gain of ThCh$ 3,108,950 (historical) for the portion of the building that the Company will not lease, and a liability, "Deferral of gain on sale of land" of ThCh$ 2,260,851 included in other long-term liabilities. In 2007, the Company accounted for the lease agreement as a capital lease due to certain purchase options. For US GAAP purposes, the transaction was considered a direct financing lease and accordingly the sale and related gain were reversed and the land remained with the Company. Upon completion of construction and the signing of the lease agreement, the Company has also accounted for the transaction as a capital lease. For US GAAP purposes the entire gain of ThCh$ 5,246,353 (historical) on the sale of the land in 2004 will be recognized when the purchase option expires. Also under US GAAP, the Company recognized rental income for the use of the land while the building is under construction and financing expenses in relation to the funds previously received for the land. Commencing in May 2007, the Company recognizes rental income for the use of the land associated with the floors that were not leased by the Company and continues to recognize financing expenses in relation to the funds previously received for the land. The impact of these adjustments are reflected in paragraph 1 t) below.

e) Deferred income tax

As discussed in Note 13, effective January 1, 2000, the Company began applying Technical Bulletin N° 60 of the Chilean Institute of Accountants concerning deferred income taxes. Technical Bulletin N° 60 requires the recognition of deferred income taxes for all temporary differences arising after January 1, 2000, whether recurring or not, using an asset and liability approach. For US GAAP purposes, the Company has always applied Statement of Financial Accounting Standard (“SFAS”) No.109, “Accounting for Income Taxes”, whereby income taxes are also recognized using substantially the same asset and liability approach. Deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities are based on enacted rates at the dates that the temporary differences are expected to reverse. The effect of changes in tax rates is included in income for the period that includes the enactment date.

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

The effect of providing for deferred income taxes for the differences between the amounts shown for assets and liabilities in the balance sheet and the tax bases of those assets and liabilities is included in paragraph 1 t) below and certain disclosures required under FAS 109 are set forth under paragraph 3 c) below.

f) Subsidiary recapitalization

The Company completed the legal recapitalization of its subsidiaries, Embotelladoras Chilenas Unidas S.A. and Comercial CCU Santiago, in 2004. The transaction had no impact on operating results; however, resulted in an increase in the tax basis of the subsidiaries in the amount of ThCh$ 17,064,171 (historical) and a corresponding increase of
ThCh$ 2,899,485 (historical) in the Company’s deferred tax asset. For Chilean GAAP purposes, this increase in deferred tax assets was recorded as a credit directly to Shareholders’ Equity to be amortized over future periods based on the consumption of the assets that originated it (Fixed Assets and Inventories). For US GAAP purposes, such changes in deferred taxes due to the reversals of timing differences were recorded for 2004 operating results as a credit to deferred tax expense. The effect of this adjustment is reflected in paragraph 1 t) below.

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

For the years ended December 31, 2007, 2006 and 2005 the Company’s investments in marketable securities subject to SFAS No. 115 were not significant and therefore no adjustment to net income as reported pursuant to Chilean GAAP was necessary.

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

The effects of the differences between Chilean and US GAAP in accounting for goodwill and negative goodwill (reversal of amortization for US GAAP) are shown in paragraph 1 t) below.

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

i) Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the issued and subscribed shares, an open stock corporation in Chile must distribute a cash dividend in an amount equal to at least 30% of the Company’s net income for each year adjusted for the deficit under developing period as determined in accordance with Chilean GAAP. Under Chilean GAAP, even though the minimum dividend is a legal requirement, the dividend is not recorded until it is declared by the Company. Since the payment of the 30% dividend out of each year’s income is a legal requirement in Chile, a provision has been made in the accompanying US GAAP reconciliation in paragraph 1 t) below to recognize the corresponding decrease in net equity at December 31, 2007, 2006 and, 2005.

j) Trademarks and brands names

Under Chilean GAAP, beginning in 1998 trademarks are amortized over a period not exceeding 20 years; prior to 1998, trademarks were not required to be amortized. Under US GAAP, trademarks with definite useful lives are amortized over the remaining legal life or a period not exceeding 40 years. With respect to the purchase in 1999 of the additional 45% interest in ECUSA, the purchase price exceeded the fair value of the assets acquired and liabilities assumed on the date of purchase. As a result, trademarks with an assigned fair value of ThCh$ 7,548,303 (historical) were determined. Under

US GAAP these trademarks were amortized over a period of five years which was determined to be the legal life of the trademark. As of December 31, 2004, these trademarks were fully amortized for US GAAP purposes. Additionally, trademarks held by Viña San Pedro S.A. and Compañía Cervecerías Unidas Argentina S.A. are being amortized over 20 years for Chilean GAAP but 40 years for US GAAP as there is no limited legal life. In 2005, as part of the CPCh acquisitions (see Note 24 1 h) above), the Company purchased various pisco brands names for a total cost of ThCh$ 514,483 (historical). Under Chilean GAAP these brands are being amortized over the maximum permissible period of 20 years. For US GAAP these brands were also determined to have a 20 useful life. The adjustments for differences in amortization periods are made in the reconciliation between Chilean GAAP and US GAAP in the paragraph 1 t) below.

k) Staff severance indemnities

For Chilean GAAP purposes, the Company provides for severance indemnities when rights to such benefits have been formally guaranteed to employee groups. Severance indemnities are included in Accrued expenses and other liabilities in the Consolidated Balance Sheets.

As of December 31, 2007 and 2006 the liabilities for mandatory severance indemnities have been determined at their current value, based on the accrued cost of the benefit, using an annual discount interest rate of 6% . The calculation also considers the estimated years of service that the personnel will have at the date of their retirement. Until December 31, 2005, only certain agreements were considered mandatorily payable. Liabilities for certain others remaining agreements were recorded at their current value, considering certain contractual restrictions that required the Company to pay severances only for a limited amount of personnel each year.

In the case of the costs for severance indemnities that resulted from changes in the collective contractual agreements, which included increasing the agreed benefits, these effects have been recognized as an asset and are being amortized on the basis of the average expected term of permance of the employees in the Company.

In accordance with Emerging Issues Task Force Issue No. 88-1, for US GAAP purposes the severance indemnities described above are determined based on the vested benefits to which the employees are entitled if they separate immediately (settlement basis). The difference in accounting for staff severance benefits between Chilean and US GAAP is included in the reconciliation to US GAAP under paragraph 1 t) below.

l) Capitalization of interest

Under Chilean GAAP, the capitalization of interest cost associated with projects under construction is optional when incurred on debt that is not directly related to such projects. Under US GAAP, the capitalization of interest of qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project or not. The effect of the required capitalization pursuant to US GAAP and the related depreciation expense of this difference are included in paragraph 1 t) below.

m) Capitalization of financing costs related to repaid debt

At December 31, 2003, the Company had capitalized, within other assets, certain financing costs associated with two series of bonds issued in previous years and a syndicated loan issued during 2003. Both the bonds and the syndicated loan were subsequently repaid in full prior to maturity during September and November 2004, respectively, with the proceeds from a new series of bonds and a new syndicated loan (See Notes 10 and 11). For Chilean GAAP purposes, the unamortized capitalized financing costs from the initial bonds and loan, as well as the repayment costs, are carried forward as part of the capitalized financing costs of the new bonds and loan. Such aggregated financing costs are being amortized over the life of the new debt. For US GAAP purposes, the initial bonds and loan are considered extinguished and a gain or loss is calculated on the extinguishment of debt taking into consideration all of the related capitalized financing costs associated with the extinguished debt. The effect of this difference is reflected in paragraph 1 t) below.

n) Comprehensive income

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For US GAAP purposes, companies are required to report comprehensive income and its components in a full set of general purpose financial statements. US GAAP requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Under Chilean GAAP, certain investments in foreign subsidiaries which operate in countries exposed to significant risk are accounted for under TB 64 (see Note 1 m)). As such, the differences between the investments’ equity value arising from the financial statements remeasured at the beginning of the year restated by Chilean inflation, plus the proportional share of the investments income (or loss) for the year, is recorded in Shareholders’ equity. For US GAAP, this difference would be reported in Comprehensive Income. Other Comprehensive Income and Accumulated Other Comprehensive Income required to be disclosed by this standard is shown in paragraph 1 t).

o) Development stage results of operations

Until December 31, 2006 for Chilean GAAP purposes, investments in majority-owned subsidiaries in the development stage are recorded by the equity method and the investor’s proportional share of the subsidiary’s results of operations are recorded as a component of Shareholders’ equity. For US GAAP purposes, majority-owned subsidiaries in the development stage are consolidated and the results of their operations charged directly to income. The difference between charging development stage results to equity under Chilean GAAP until December 31, 2006 and to income under US GAAP has been included in the reconciliation of income under paragraph 1 v) below. No disclosure of the effects of consolidation of such subsidiaries has been made because the effects are not material.

p) Accounting for joint venture in Viña Dassault San Pedro S.A.

By Public Deed dated October 4, 2001, Viña San Pedro S.A. and Dassault Investment Fund Inc. formed Viña Totihue S.A., a closed Chilean company with a capital of US$ 7 million (equivalent to ThCh$ 4,930,559 historical pesos) and with 70,000 shares of no par value. Dassault Investment Fund Inc. received 35,000 shares (50% ownership interest) for its contribution in cash of US$ 3.5 million (equivalent to ThCh$ 2,465,279 historical pesos). Viña San Pedro S.A. also subscribed to 35,000 shares with a payment of US$ 800,000 (equivalent to ThCh$ 563,410 historical pesos) and the contribution of land with a value of US$ 2.7 million (equivalent to ThCh$ 1,901,787 historical pesos). The land consists of two parcels of land in Chile referred to as “Totihue” which will be used for the production of wine grapes. On May 7, 2003 Viña Totihue S.A. changed its name to Viña Dassault San Pedro S.A.

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

Under US GAAP, the exchange of the land for an interest in the joint venture did not result in gain recognition because the investee received no cash. Accordingly, the gain on the exchange, and the subsequent amortization of the deferred gain, have been reversed in the reconciliation in paragraph 1 t) below.

q) Subsidiary issuance of shares – negative goodwill

In June 2005, the Company’s subsidiary CCU Argentina S.A. issued shares of common stock. The subsidiary’s minority investor did not participate in the offering and all shares were purchased by the Company. The stock was issued at a price below the book value of the shares resulting in an increase in the Company’s percentage of ownership in its subsidiary. For Chilean GAAP purposes, the excess of the fair value of the acquired shares, and related assets, was recorded as negative goodwill and is being amortized over a period of 20 years. For US GAAP, when an investor buys more than its proportion of shares sold by an investee at a price under book value, the excess should first be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the eligible acquired assets. If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess should be recognized as a gain. For US GAAP the related gain associated with this transaction is presented as a reconciling item in paragraph 1 t) below.

r) Derivative financial instruments

The Company enters into foreign currency forward exchange contracts to cover the risk of exposure to exchange rate differences on existing items on the balance sheet denominated in US dollars. Under these forward contracts, for any rate above or below the fixed rate, the Company receives or pays the difference between the spot rate and the fixed rate for the given amount at the settlement date. The terms of the foreign currency forward exchange contracts are generally less than one year. It also enters into cross-currency interest rate swaps in order to hedge its exposure to exchange rate and interest rate differences. Under these contracts the Company either, receives a fixed US dollar amount at a variable interest rate and pays a UF peso amount at a fixed interest rate. Counter-parties to these financial instruments expose the Company to credit-related losses in the event of nonperformance; however, counter-parties to these contracts are major financial institutions and the risk of loss due to nonperformance is believed to be minimal.

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

At December 31, 2007, the Company has two cross-currency interest-rate swap agreement (US dollar to Chilean peso) to buy and sell US dollars for a notional amount of US$ 170,000,000. At December 31, 2006 and 2005, the Company, had three cross-currency interest-rate swap agreement (US dollar to Chilean peso) to buy and sell US dollars for a notional amount of US$ 134,000,000.These contracts were obtained to protect the Company from foreign exchange and interest-rate risk with respect to long-term bank debt denominated in US dollars.

At December 31, 2007, the Company has twenty three derivative contracts consisting of forward contracts to sell US dollars for a notional amount of US$ 118,660,000 maturing throughout 2008. At December 31, 2006, the Company has eleven derivative contracts consisting of forward contracts to sell US dollars for a notional amount of US$ 23,450,000. At December 31, 2005, the Company had fourteen derivative contracts consisting of forward contracts to sell US dollars for a total notional amount of US$ 27,610,000. In addition, at December 31, 2007, the Company has ten derivative contracts consisting of forward contracts to buy US dollars for a notional amount of US$ 33,786,000 maturing throughout 2008. At December 31, 2006, the Company has eight derivative contracts consisting of forward contracts to buy US dollars for a notional amount of US$ 33,400,000. At December 31, 2005, the Company has eighteen derivative contracts consisting of forward contracts to buy US dollars for a notional amount of US$ 18,588,000. These forward contracts were obtained to protect the Company from foreign exchange risk with respect to mutual fund shares and trade accounts receivable denominated in US dollars.

Under US GAAP, the Company applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS 137 and SFAS 138 on the same matter (collectively referred to herein as “SFAS 133”). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 requires that all derivative instruments be recognized on the balance sheet at fair value and that changes in the fair value be recognized in income when they occur, the only exception being derivatives that qualify as hedges. To qualify the derivative instrument as a hedge, the Company must meet strict hedge effectiveness and contemporaneous documentation requirements at the initiation of the hedge and assess the hedge effectiveness on an ongoing basis over the life of the hedge. At December 31, 2007, 2006 and 2005, the forward contracts and the cross-currency interest-rate swap contracts designated as hedges for Chilean GAAP purposes, did not meet the documentation requirements to be designated as hedges under US GAAP. Accordingly, for US GAAP purposes the Company recognizes all changes in fair values in results as incurred. During the year ended December 31, 2007, 2006 and 2005, deferred gains have been recognized for certain derivative contracts under Chilean GAAP. Deferrals are not permitted under US GAAP for companies that not qualify for hedge accounting. These deferred gains have been adjusted for in paragraph 1 t ) below.

s) Provision for Restructuring Costs

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

At December 31, 2007 and 2006, some of the required conditions had not been met or did not exist with respect to the restructuring process of the Company and certain of its subsidiaries; therefore, an adjustment to reverse the restructuring provisions was included in the reconciliation to US GAAP for the years ended December 31, 2007 and 2006 is included in paragraph 1 t), below.

t) Effects of conforming to US GAAP

The adjustments to reported net income pursuant to Chilean GAAP required to conform with accounting principles generally accepted in the United States are as follows (all amounts are expressed in thousands of Chilean pesos of December 31, 2007 purchasing power):

	2007	2006	2005

	ThCh$	ThCh$	ThCh$
Net income as shown in the Chilean GAAP financial statements	79,199,216	59,964,357	52,828,822
Reversal of revaluation of fixed assets held for sale (par. 1c ))	1,085,398	892,841	-
Adjustment to depretiation of fixed assets held for sale (par. 1c))	(1,457,305)	-	-
Reversal of impairment of fixed assets held for sale (par. 1c))	(341,268)	-	(722,424)
Adjustment related to sale of land (par. 1d))	(161,752)	(179,795)	(196,708)
Adjustment for deferred income taxes (par. 1e))	156,933	1,782,202	600,909
Deferred tax assets generated from the merger of subsidiaries (par. 1f))	(235,920)	(399,443)	(1,156,073)
Adjustment for amortization of goodwill and negative goodwill (par. 1h))	2,667,685	3,791,614	2,769,144
Adjustment for amortization of trademarks with different useful lives (par. 1j))	270,560	283,837	306,347
Adjustment for employee severance indemnities (par. 1k))	437,779	(10,085,932)	(3,709,720)
Adjustment for capitalization of interest cost (par. 1l))	2,770,491	883,919	451,471
Adjustment for capitalized costs on repaid debt (par. 1m))	356,135	356,135	356,135
Reversal of deficit during development period of subsidiary (par. 1o))	-	(695,662)	(508,379)
Reversal of gain on investment in Viña Dessault San Pedro S.A. (par. 1p))	(14,368)	(14,368)	(14,368)
Reversal of negative goodwill for share issuance of Compañía Cervecerías Unidas Argentina S.A. (par.1q))	-	-	724,390
Derivative financial instrument (par. 1r))	1,328,133	(1,450,947)	2,633,758
Provision for Restructuring Cost (par. 1s))	(1,501,288)	1,731,288	-

Net income according to US GAAP	84,560,429	56,860,046	54,363,304

Other comprehensive income adjustments:
Foreign currency translation adjustments	(10,889,144)	1,828,218	(11,483,110)
Unrealized gains (losses) on securities (par. 1g))	-	-	90,487

Other comprehensive gains (loss) income adjustments	(10,889,144)	1,828,218	(11,392,623)

Comprehensive income in accordance with US GAAP (par. 1n))	73,671,285	58,688,264	42,970,681

The adjustments required to conform net equity amounts to the accounting principles generally accepted in the United States are as follows:

	2007	2006	2005

	ThCh$	ThCh$	ThCh$
Net equity as shown in the Chilean GAAP financial statements	401,795,860	375,070,382	349,834,152
Reversal of revaluation of property, plant and equipment (par. 1b))	(3,109,827)	(3,109,827)	(3,109,827)
Reversal of accumulated depreciation on revaluation of property, plant and equipment (par. 1b))	(274,210)	(274,210)	(274,210)
Reversal of revaluation of fixed assets held for sale (par. 1c))	(6,361,410)	(7,732,986)	(8,461,286)
Reversal of accumulated depreciation on revaluation of fixed assets held for sale (par. 1c))	1,111,599	1,397,777	1,233,236
Adjustment to depretiation of fixed assets held for sale (par. 1c))	(1,457,305)	-	-
Reversal of previously recognized impairment losses (par. 1c))	(1,063,692)	(722,424)	(722,424)
Reversal of gain on sale of land (par 1d))	(4,070,115)	(3,908,363)	(3,728,568)
Assets (liabilities) from deferred income taxes under FAS 109 (par. 1e))	2,869,704	2,712,771	930,569
Adjustment of goodwill and negative goodwill on equity investments (par. 1h))	29,913,179	27,245,494	23,453,880
Minimum dividend permitted by law (par. 1i))	(8,790,130)	(6,016,784)	(5,370,979)
Amortization of trademarks for different useful lives (par. 1j))	(6,462,753)	(6,733,313)	(7,017,150)
Adjustment of employee severance indemnities (par. 1k))	(15,961,064)	(16,398,843)	(6,312,911)
Adjustment for capitalization of interest cost (par. 1l))	9,600,657	6,830,166	5,946,246
Reversal of capitalized issuance costs (par 1m))	(1,061,068)	(1,417,203)	(1,773,338)
Reversal of gain on investment in Viña Dassault San Pedro S.A. (par. 1p))	(597,774)	(583,406)	(569,038)
Reversal of negative goodwill for change Compañía Cervecerías Unidas Argentina S.A. participation (par. 1q))	724,390	724,390	724,390
Derivative financial instruments (par. 1r))	2,510,944	1,182,811	2,633,758
Provision for Restructuring Cost (par. 1s))	230,000	1,731,288	-

Net equity according to US GAAP	399,546,985	369,997,720	347,416,500

Accumulated other comprehensive income (loss) at January 1°	(16,444,887)	(18,273,105)	(6,880,482)
Other comprehensive income (loss) adjustments	(10,889,144)	1,828,218	(11,392,623)

Accumulated Other Comprehensive Income (Loss) in accordance with US GAAP	(27,334,031)	(16,444,887)	(18,273,105)

The following summarizes the changes in Shareholders’ equity under US GAAP during the years ended December 31, 2007, 2006 and 2005:

ThCh$

Balance at December 31, 2004	337,392,740

Dividend declared	(33,280,711)
Reversal of accrued minimum dividend from prior year	5,701,259
Minimum dividend at year-end required by law	(5,370,979)
Net income for the year	54,363,304
Cumulative translation adjustment for the year	(11,248,407)
Unrealized losses on securities	(140,706)
Balance at December 31, 2005	347,416,500

Dividend declared	(35,461,239)
Reversal of accrued minimum dividend from prior year	5,370,979
Minimum dividend at year-end required by law	(6,016,784)
Net income for the year	56,860,046
Cumulative translation adjustment for the year	1,828,218

Balance at December 31, 2006	369,997,720

Dividend declared	(41,348,674)
Reversal of accrued minimum dividend from prior year	6,016,784
Minimum dividend at year-end required by law	(8,790,130)
Net income for the year	84,560,429
Cumulative translation adjustment for the year	(10,889,144)

Balance at December 31, 2007	399,546,985

2. US GAAP Condensed Financial Statements

CONSOLIDATED BALANCE SHEET

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2007

	As of December 31, 2007

	Consolidated	US GAAP	Consolidated
	Balance Sheet	adjustments	Balance Sheet
	under	and	under
	Chilean GAAP	reclassifications	US GAAP

	ThCh$	ThCh$	ThCh$
ASSETS
CURRENT ASSETS
Cash and cash equivalents (1)	116,714,136	-	116,714,136
Marketable securities	290,189	(273,212)	16,977
Investments in available-for-sale securities	-	273,212	273,212
Accounts receivable-trade and other	120,059,775	-	120,059,775
Accounts receivable from related companies	5,733,556	-	5,733,556
Inventories	77,380,594	-	77,380,594
Prepaid expenses	7,239,983	-	7,239,983
Prepaid taxes	2,935,373	-	2,935,373
Deferred income taxes	1,582,061	-	1,582,061
Other current assets	2,469,561	-	2,469,561

Total current assets	334,405,228	-	334,405,228

PROPERTY, PLANT AND EQUIPMENT, net	393,980,915	5,080,189	399,061,104
OTHER ASSETS	98,230,344	9,629,237	107,859,581

Total assets	826,616,487	14,709,426	841,325,913

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term borrowings	5,613,094	-	5,613,094
Current portion of long-term debt	4,739,039	-	4,739,039
Dividends payable	15,672,558	8,790,130	24,462,688
Accounts payable	56,763,503	-	56,763,503
Notes payable	3,606,563	-	3,606,563
Other payables	6,557,196	-	6,557,196
Accounts payable to related companies	3,443,606	-	3,443,606
Accrued expenses	31,686,535	(230,000)	31,456,535
Withholding taxes payable	16,545,050	-	16,545,050
IncomeTax	5,085,117	-	5,085,117
Other current liabilities	1,002,823	-	1,002,823

Total current liabilities	150,715,084	8,560,130	159,275,214

LONG-TERM LIABILITIES
Long-term debt	163,084,180	4,070,115	167,154,295
Accrued expenses	11,953,355	7,197,760	19,151,115
Deferred income taxes	15,124,808	(2,869,704)	12,255,104
Other long-term liabilities	29,348,868	-	29,348,868

Total long-term liabilities	219,511,211	8,398,171	227,909,382

Total liabilities	370,226,295	16,958,301	387,184,596

MINORITY INTEREST	54,594,332	-	54,594,332

SHAREHOLDERS’ EQUITY
Common stock	197,925,086	-	197,925,086
Share premium	15,479,173	-	15,479,173
Other reserves	(21,788,821)	235,920	(21,552,901)
Retained earnings	210,180,422	(2,484,795)	207,695,627

Total shareholders’ equity	401,795,860	(2,248,875)	399,546,985

Total liabilities and shareholders’ equity	826,616,487	14,709,426	841,325,913

(1) This caption includes time deposits, marketable securities and securities under resale agreements amounting to ThCh$ 25,333,669,
ThCh$ 45,552,765 and ThCh$ 26,135,000, respectively, which are cash equivalents.

CONSOLIDATED BALANCE SHEET

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2007

	As of December 31, 2006

	Consolidated	US GAAP	Consolidated
	Balance Sheet	adjustments	Balance Sheet
	under	and	under
	Chilean GAAP	reclassifications	US GAAP

	ThCh$	ThCh$	ThCh$
ASSETS
CURRENT ASSETS
Cash and cash equivalents (1)	68,918,654	-	68,918,654
Marketable securities	5,493,373	(273,212)	5,220,161
Investments in available-for-sale securities	-	273,212	273,212
Accounts receivable-trade and other	113,377,107	-	113,377,107
Accounts receivable from related companies	4,588,451	-	4,588,451
Inventories	75,326,462	-	75,326,462
Prepaid expenses	3,726,380	-	3,726,380
Prepaid taxes	2,576,414	-	2,576,414
Deferred income taxes	2,898,274	(2,898,274)	-
Other current assets	1,564,757	-	1,564,757

Total current assets	278,469,872	(2,898,274)	275,571,598

PROPERTY, PLANT AND EQUIPMENT, net	366,633,856	1,832,038	368,465,894
OTHER ASSETS	104,371,007	11,496,908	115,867,915

Total assets	749,474,735	10,430,672	759,905,407

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term borrowings	6,003,004	-	6,003,004
Current portion of long-term debt	25,357,335	-	25,357,335
Dividends payable	12,760,358	6,016,783	18,777,141
Accounts payable	47,175,996	-	47,175,996
Notes payable	1,114,521	-	1,114,521
Other payables	6,548,611	-	6,548,611
Accounts payable to related companies	2,306,945	-	2,306,945
Accrued expenses	28,332,453	(2,592,461)	25,739,992
Withholding taxes payable	14,952,032	-	14,952,032
IncomeTax	5,377,292	-	5,377,292
Other current liabilities	2,572,728	-	2,572,728

Total current liabilities	152,501,275	3,424,322	155,925,597

LONG-TERM LIABILITIES
Long-term debt	126,035,859	8,760,069	134,795,928
Accrued expenses	9,551,064	11,358,142	20,909,206
Deferred income taxes	16,822,843	(5,611,045)	11,211,798
Other long-term liabilities	24,252,178	(2,428,154)	21,824,024

Total long-term liabilities	176,661,944	12,079,012	188,740,956

Total liabilities	329,163,219	15,503,334	344,666,553

MINORITY INTEREST	45,241,134	-	45,241,134

SHAREHOLDERS’ EQUITY
Common stock	197,925,086	-	197,925,086
Share premium	15,479,173	-	15,479,173
Other reserves	(10,663,788)	399,443	(10,264,345)
Retained earnings	172,329,911	(5,472,105)	166,857,806

Total shareholders’ equity	375,070,382	(5,072,662)	369,997,720

Total liabilities and shareholders’ equity	749,474,735	10,430,672	759,905,407

(1) This caption includes time deposits, marketable securities and securities under resale agreements amounting to ThCh$ 6,873,600 ThCh$ 3,628,807 and ThCh$ 43,496,997, respectively, which are cash equivalents.

CONSOLIDATED STATEMENT OF INCOME

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2007

	As of December 31, 2007

	Consolidated	US GAAP	Consolidated
	Statement of	adjustments	Statement of
	Income under	and	Income under
	Chilean GAAP	reclassifications	US GAAP

	ThCh$	ThCh$	ThCh$
OPERATING RESULTS
Net sales	628,284,122	-	628,284,122
Cost of sales	(295,281,857)	(31,188,157)	(326,470,014)

Gross margin	333,002,265	(31,188,157)	301,814,108
Selling and administrative expenses	(231,618,217)	32,106,416	(199,511,801)

Operating income	101,384,048	918,259	102,302,307

NON-OPERATING RESULTS
Non-operating income	20,247,598	694,021	20,941,619
Non-operating expenses	(19,062,264)	3,827,920	(15,234,344)
Price-level restatements and exchange differences	(4,521,926)	-	(4,521,926)

Income before income taxes
and minority interest	98,047,456	5,440,200	103,487,656

EXTRAORDINARY ITEMS	-	-	-

Income taxes	(16,668,413)	(78,987)	(16,747,400)
Minority interest	(2,179,827)	-	(2,179,827)

NET INCOME	79,199,216	5,361,213	84,560,429

CONSOLIDATED STATEMENT OF INCOME

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2007

	As of December 31, 2006

	Consolidated	US GAAP	Consolidated
	Statement of	adjustments	Statement of
	Income under	and	Income under
	Chilean GAAP	reclassifications	US GAAP

	ThCh$	ThCh$	ThCh$
OPERATING RESULTS
Net sales	586,186,120	-	586,186,120
Cost of sales	(279,121,320)	(28,640,642)	(307,761,962)

Gross margin	307,064,800	(28,640,642)	278,424,158
Selling and administrative expenses	(221,475,401)	16,255,471	(205,219,930)

Operating income	85,589,399	(12,385,171)	73,204,228

NON-OPERATING RESULTS
Non-operating income	8,398,333	840,096	9,238,429
Non-operating expenses	(18,307,693)	7,058,005	(11,249,688)
Price-level restatements and exchange differences	(680,587)	-	(680,587)

Income before income taxes and minority interest	74,999,452	(4,487,070)	70,512,382

EXTRAORDINARY ITEMS	-	-	-

Income taxes	(15,288,073)	1,382,759	(13,905,314)
Minority interest	252,978	-	252,978

NET INCOME	59,964,357	(3,104,311)	56,860,046

CONSOLIDATED STATEMENT OF INCOME

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2007

	As of December 31, 2005

	Consolidated	US GAAP	Consolidated
	Statement of	adjustments	Statement of
	Income under	and	Income under
	Chilean GAAP	reclassifications	US GAAP

	ThCh$	ThCh$	ThCh$
OPERATING RESULTS
Net sales	539,556,009	-	539,556,009
Cost of sales	(258,467,566)	(25,399,022)	(283,866,588)

Gross margin	281,088,443	(25,399,022)	255,689,421
Selling and administrative expenses	(208,200,595)	21,027,948	(187,172,647)

Operating income	72,887,848	(4,371,074)	68,516,774

NON-OPERATING RESULTS
Non-operating income	3,561,037	(779,414)	2,781,623
Non-operating expenses	(13,507,217)	6,515,743	(6,991,474)
Price-level restatements and exchange differences	(211,144)	-	(211,144)

Income before income taxes and minority interest	62,730,524	1,365,255	64,095,779

EXTRAORDINARY ITEMS	-	724,390	724,390

Income taxes	(9,994,914)	(555,163)	(10,550,077)
Minority interest	93,212	-	93,212

NET INCOME	52,828,822	1,534,482	54,363,304

3. Additional disclosure requirements

a) Reclassifications for US GAAP purposes

Income and expenses

Under Chilean GAAP the following expenses arising during the years 2007, 2006 and 2005 are classified as Non-operating expenses whereas under US GAAP they would be classified as Operating expenses:

	2007	2006	2005

	ThCh$	ThCh$	ThCh$
Non-operating expenses:
Director's participation on dividend	-	-	342,094
Loss on sale, provision for impairment and write-offs of assets	1,283,281	1,911,243	383,100
Severance indemnities	2,718,212	1,022,061	330,658

Total	4,001,493	2,933,304	1,055,852

Selling and administrative expenses - Under Chilean GAAP, shipping and handling costs are charged to Selling and administrative expenses whereas under US GAAP, the Company’s policy is to classify shipping and handling costs in costs of sales. Shipping and handling costs amounted to
ThCh$ 29,730,852, ThCh$ 27,944,980 and ThCh$ 24,890,643 in 2007, 2006 and 2005, respectively.

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

	2007	2006

	ThCh$	ThCh$
Time deposits	25,333,669	6,873,600
Mutual fund shares	45,552,765	3,628,807
Securities purchased under resale agreements	26,135,000	43,496,997

Total	97,021,434	53,999,404

b) Earnings per share

Disclosure of the following earnings per share information is not generally required for presentation in financial statements under Chilean accounting principles, but is required under US GAAP:

	2007	2006	2005
	Ch$	Ch$	Ch$

Basic and diluted earnings per share under US GAAP	268.74	178.52	170.68

Weighted-average number of shares of common stock outstanding for basic and diluted earnings per share (in thousands)	318,503	318,503	318,503

Earnings per share is determined by dividing the net income for the year under US GAAP by the weighted-average number of shares of common stock outstanding during each year.

c) Income taxes

The provision for income taxes charged to results is summarized as follows:

	2007	2006	2005

	ThCh$	ThCh$	ThCh$
Current tax expense	(15,880,996)	(12,180,743)	(11,828,100)
Deferred tax under Chilean GAAP	(787,417)	(3,107.330)	1,833,187
Deferred tax assets generated from the merger (Note 24.1.f)	(235,920)	(399,443)	(1,156,073)
Additional deferred tax to conform with US GAAP	156,933	1,782,202	600,909

Total provision for US GAAP	(16,747,400)	(13,905,314)	(10,550,077)

Deferred tax assets (liabilities) under US GAAP are summarized as follows at December 31 of each year:

	2007	2006	2005

	ThCh$	ThCh$	ThCh$
Property, plant and equipment	(19,635,397)	(19,916,732)	(19,846,951)
Inventories	(2,068,067)	(2,403,702)	(1,585,112)
Adjustment on bottles and container deposits	(3,169,593)	(3,053,967)	(2,975,415)
Other liabilities	(2,387,797)	(2,276,971)	(2,668,957)

Gross deferred tax liabilities	(27,260,854)	(27,651,372)	(27,076,435)

Accounts receivable	567,359	599,681	730,544
Tax loss carryforwards	4,016,006	6,952,844	10,600,363
Less: Valuation allowance	(465,719)	(3,256,272)	(3,421,674)
Employee severance indemnities	3,020,769	3,063,596	1,018,913
Other assets	7,072,589	6,363,163	6,019,183
Other	2,376,807	2,716,562	2,948,284

Gross deferred tax assets	16,587,811	16,439,574	17,895,613

Net deferred tax assets (liabilities)	(10,673,043)	(11,211,798)	(9,180,822)

The changes in the valuation allowance during the years ended December 31, 2007, 2006 and 2005 were as follows:

	Balance at	Additions	Charged	Foreign	Balance
	beginning	charged to cost	against	exchange	at end of
Year	of period	and expenses	income	effects	period

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2007	3,256,272	-	(2,588,384)	(202,169)	465,719
2006	3,421,674	-	(289,497)	124,095	3,256,272
2005	4,842,016	536,738	(1,441,167)	(515,913)	3,421,674

The provision for income taxes differs from the amount of income taxes determined by applying the applicable Chilean statutory income tax rate of 17% during the years 2005 to 2007, to pretax income as a result of the following differences:

	2007	2006	2005

	ThCh$	ThCh$	ThCh$
At statutory Chilean tax rate	15,556,880	11,737,190	15,908,897
Increase (decrease) in rates resulting from:
Non-deductible expenses	7,041,582	7,697,472	4,380,363
Non-taxable income	(6,561,688)	(6,719,368)	(9,612,045)
Tax credits	(961,746)	(985,334)	(921,099)
International income tax differences	1,672,372	2,175,354	793,961

At effective tax rates	16,747,400	13,905,314	10,550,077

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay income tax on a separate return basis and not on a consolidated basis.

The Argentine enacted income tax rate was 35% during the years 2005 to 2007.

Certain of the Chilean subsidiaries have tax loss carryforwards aggregating ThCh$ 18,587,034 at December 31, 2007 (ThCh$ 15,193,756 in 2006) which have no expiration date. Additionally, CCU Argentina and its subsidiaries and Finca La Celia S.A. and subsidiary, have tax loss carryforwards aggregating ThCh$ 2,328,550 at December 31, 2007 (ThCh$ 11,903,759 in 2006) which may be applied to reduce taxable income in Argentina during a five-year carryforward period. These tax losses resulted in a deferred tax asset for 2007 of ThCh$ 4,016,006 (ThCh$ 6,952,844 in 2006 and
ThCh$ 10,600,363 in 2005). Valuation allowances of ThCh$ 465,719 in 2007 (ThCh$ 3,256,272 in 2006 and ThCh$ 3,421,674 in 2005) were provided against certain of the deferred tax assets of the Argentine subsidiaries because it is currently expected that those assets will probably not be realized before they expire.

d) Investment securities

The book value of investment securities totaled ThCh$ 273,212 at December 31, 2007 and ThCh$ 273,212 at December 31, 2006. There was no significant difference between book value and market value at December 31, 2007 and 2006 (see paragraph 1 f) above). All investment securities are classified as available-for-sale at December 31, 2007 and 2006.

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

The changes in the carrying amount of trademarks during the periods were:

	Beginning balance	Additions	Deletions		Ending balance

	ThCh$	ThCh$	ThCh$		ThCh$
2007	26,135,427	-	(16,786,999)	(1)	9,348,428
2006	10,215,800	16,153,773	(234,146)		26,135,427

The aggregate amortization expense for trademarks was ThCh$ 2,078,766 and ThCh$ 1,903,283 for the years ended December 31, 2007 and 2006, respectively. The estimated amortization expense for each of the five succeeding fiscal years is ThCh$ 271,543.

(1) Correspond to a trademarks contributed to the equity investee.

f) Fair value

The following methods and assumptions were used to estimate the fair value of each class of financial instrument at December 31, 2007 and 2006 for which it is practicable to estimate such value:

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

The estimated fair values of the Company’s financial instruments is summarized as follows:

	December 31, 2007		December 31, 2006

	Carrying	Fair	Carrying	Fair
	Amounts	Value	Amounts	Value

Assets
Cash	19,692,702	19,692,702	14,919,261	14,919,261
Time Deposits And Marketable Securities	71,176,624	71,490,301	15,995,767	16,262,539
Accounts receivable-trade and other, net	120,059,775	120,059,775	113,377,107	113,377,107
Investments in Other companies	19,743	19,743	17,130	17,130
Securities purchased under resale agreements	26,189,688	26,189,688	43,566,304	43,566,304
Other Current Assets	840,546	840,546	778,246	778,246
Forward Contracts	284,917	284,917	181,926	181,926

Total Assets	238,263,995	238,577,672	188,835,741	189,102,513

Liabilities
Bank Borrowings (short-term)	5,613,094	5,502,743	6,003,004	5,962,376
Bond Payable (short-term)	4,000,782	5,557,121	4,198,510	5,898,027
Current Portion of Long-Term Bank Borrowings	738,257	2,671,607	21,158,825	21,805,745
Bank Borrowings (long-term)	107,110,542	98,403,822	66,414,478	66,115,119
Bond Payable (long-term)	55,973,638	54,893,264	59,621,381	58,402,387
Accounts payable, notes payable and other
payables	66,927,262	66,927,262	59,741,703	59,741,703
Forward Contracts	974,961	974,961	66,997	66,997
Swap Contracts	18,401,118	18,401,118	13,891,032	13,891,032

Total Liabilities	259,739,654	253,331,898	231,095,930	231,883,386

g) Concentrations of credit and other risk

The Company has accounts with a variety of banks and does not hold significant deposits with any single bank. The Company has a wide customer base and trades with a large number of small customers. Consequently, the Company does not believe that it has any significant concentrations of credit risk at December 31, 2007. The beverage business is highly competitive in both Chile and Argentina, where the Company competes with other enterprises. Additionally, in view of the favorable long-term economic conditions in Chile, other enterprises may be expected to enter the country’s beer, wine and soft drink markets.

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

At December 31, 2007, the Company has two cross-currency interest-rate swap agreement (US dollar to Chilean peso) to buy and sell US dollars for a notional amount of US$ 170,000,000. At December 31, 2006 and 2005, the Company, has three cross-currency interest-rate swap agreement (US dollar to Chilean peso) to buy and sell US dollars for a notional amount of US$ 134,000,000.These contracts were obtained to protect the Company from foreign exchange and interest-rate risk with respect to long-term bank debt denominated in US dollars.

At December 31, 2007, the Company has twenty three derivative contracts consisting of forward contracts to sell US dollars for a notional amount of US$ 118,660,000 maturing throughout 2008. At December 31, 2006, the Company has eleven derivative contracts consisting of forward contracts to sell US dollars for a notional amount of US$ 23,450,000. At December 31, 2005, the Company had fourteen derivative contracts consisting of forward contracts to sell US dollars for a total notional amount of US$ 27,610,000. In addition, at December 31, 2007, the Company has ten derivative contracts consisting of forward contracts to buy US dollars for a notional amount of US$ 33,786,000 maturing throughout 2008. At December 31, 2006, the Company has eight derivative contracts consisting of forward contracts to buy US dollars for a notional amount of US$ 33,400,000. At December 31, 2005, the Company has eighteen derivative contracts consisting of forward contracts to buy US dollars for a notional amount of
US$ 18,588,000. These forward contracts were obtained to protect the Company from foreign exchange risk with respect to mutual fund shares and trade accounts receivable denominated in US dollars.

As described further in Note 1 r) at December 31, 2007, 2006 and 2005, the forward contracts, and at December 31, 2006 and 2005, the cross-currency interest-rate swap contracts designated as hedges for Chilean GAAP purposes, did not meet the documentation requirements to be designated as hedges under US GAAP.

4. Recent accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies to other accounting pronouncements that require or permit fair value measurements. The provisions of this statement are to be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. The provisions of SFAS No. 157 are effective for the fiscal years beginning after November 15, 2007 for financial assets and liabilities and November 15, 2008 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) liabilities others . The Company is currently evaluating the impact that will result from the adoption of SFAS 157.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Options for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 allows, on a contract-by-contract basis, to make an irrevocable election to account for certain types of financial instruments and warranty and insurance contracts at fair value, rather than historical cost, with changes in the fair value, whether realized or unrealized, recognized in earnings. SFAS No. 159 is effective as of the beginning of the entity’s first fiscal year that begins after November 15, 2007. The Company is evaluating the impact, if any, of the adoption of SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS No. 141(R)”). SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS 141(R) to have an effect on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”) – an amendment of ARB No. 51. SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity.

The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains it controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company does not expect the adoption of SFAS 160 will have an effect on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is in the process of evaluating the financial impact of adopting SFAS 161.