Form 20-F
period 2008-12-31
UNITED BREWERIES CO INC
filed 2009-06-25
CIK 888746

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2008

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	____________to ____________
Commission file number	0-20486

COMPAÑIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant's name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, Twenty-Third Floor, Santiago, Chile
(Address of principal executive offices)

Rosita Covarrubias,(562-427-3581), rosita@ccu.cl or rcovarr@ccu.cl
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
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
Yes                                  No

Introduction

In this annual report on Form 20-F, all references to “we”, “us” or “CCU” are to Compañía Cervecerías Unidas S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries. Chile is divided into regions, each of which is known by its roman number (e.g. “Region XI”). Our fiscal year ends on December 31st. Unless otherwise specified, all references to “U.S. dollars”, “dollars”, or “US$” are to United States dollars, and references to “Chilean pesos”, “pesos” or “Ch$” are to Chilean pesos. We prepare our financial statements in accordance with Chilean generally accepted accounting principles, or “Chilean GAAP”, which differs in certain important respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). See Note 24 to the audited consolidated financial statements as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008 (together with the notes thereto the “consolidated financial statements”, or the “financial statements”), contained elsewhere in this annual report, which provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and total shareholders’ equity for the years ended December 31, 2006, 2007 and 2008. We publish our financial statements in Chilean pesos, which are adjusted to reflect changes in purchasing power due to inflation. Unless otherwise specified, financial data regarding us is presented in this annual report in constant Chilean pesos of December 31, 2008 purchasing power. See the notes to our consolidated financial statements included in pages F-8 through F-78 of this annual report. We use the metric system of weights and measures in calculating our operating and other data. The United States equivalent units of the most common metric units used by us are as shown below:

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

This annual report contains various estimates made by us of market share data and related sales volume information. These estimates are based on statistics published or made available by A.C. Nielsen Chile S.A., or Nielsen, in the case of beer, soft drinks, water, wine and pisco sales in Chile; the Asociación de Cerveceros de Chile (Acechi), in the case of beer sales in Chile; Datum in the case of imports in Chile; the Cámara de la Industria Cervecera Argentina (Argentine Beer Industry Chamber, or CICA) in the case of beer sales in Argentina; the Asociación Nacional de Bebidas Refrescantes (National Association of Soft Drinks, or ANBER) in the case of soft drinks and water; competitors public information in the case of wine sales in Chile; and the Asociación de Viñas de Chile, A.G. (the Wineries of Chile Association) in the case of Chilean wine exports. We believe that, due to the methodologies used, the statistics provided by these sources in some cases do not accurately reflect our market share or industry sales volumes. For example, the Nielsen sampling frame includes only the metropolitan areas of Chile and not the rural areas of the country, where we believe our beer market share is higher than in the metropolitan areas, due to our distribution system. Likewise, the sales of one of our Argentine competitors are not reflected in CICA’s statistics because this company is not a member of CICA. Similarly, data regarding the size of the Chilean soft drink and mineral water markets and market shares do not coincide with publicly available information of our sales volume and our competitors. As a consequence, we have revised the share estimates from the sources identified above for Chilean and Argentine beer sales and soft drink and mineral water sales to reflect what we believe is a more accurate measure of market shares, taking into account:

i

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
  the nature and extent of a global financial disruption and its consequences;
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

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable

ITEM 2: Offer Statistics and Expected Timetable

Not applicable

ITEM 3: Key Information

Selected Financial Data

The following table presents selected consolidated financial data as of December 31, 2007 and 2008, and for each of the years ended December 31, 2006, 2007 and 2008, which has been derived from our consolidated financial statements included elsewhere in this annual report. Selected consolidated financial data as of December 31, 2004, 2005 and 2006, and for the two years ended December 31, 2004 and 2005 has been derived from our consolidated financial statements not included in this annual report. The financial data set forth below should be read in conjunction with the consolidated financial statements and related notes and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report.

The financial information as of and for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 shown below is presented in constant Chilean pesos as of December 31, 2008:

	Year ended December 31,

	2004	2005	2006	2007	2008

		(millions of constant Ch$) (1)
Income Statement Data:
Chilean GAAP:
Total revenues	Ch$520,270	Ch$587,577	Ch$638,357	Ch$684,201	Ch$781,789
Operating income	72,628	79,375	93,207	110,407	121,066
Interest expense	(7,336)	(8,851)	(8,905)	(9,508)	(12,274)
Other income	5,408	3,878	9,146	22,050	4,420
Income tax	(7,297)	(10,884)	(16,649)	(18,152)	(14,085)
Net income	56,158	57,531	65,301	86,248	82,631
Net earnings per share	176.3	180.6	205.0	270.8	259.4
Net earnings per ADS (2)	881.6	903.1	1,025.1	1,354.0	1,297.2
Dividends per share (3)	89.80	97.37	112.62	149.20	155.66
Dividends per ADS in US$ (2) (3)	0.78	0.94	1.06	1.61	1.33
Weighted average shares
Outstanding (000s)	318,503	318,503	318,503	318,503	318,503
U.S. GAAP:
Total revenues	Ch$520,270	Ch$587,577	Ch$638,357	Ch$684,201	Ch$781,789
Operating income	63,487	74,615	78,772	108,406	121,299
Net income	56,160	59,202	61,921	92,086	93,160
Basic and diluted earnings per share	176.3	185.9	194.4	289.1	292.5
Basic and diluted earnings per ADS (2)	881.5	929.5	972.0	1,445.5	1,462.5
Balance Sheet Data:
Chilean GAAP:
Total assets	Ch$732,683	Ch$768,434	Ch$816,178	Ch$900,185	Ch$1,072,953
Long-term liabilities	156,147	209,077	192,385	239,048	209,539

Total debt (4)	167,819	175,170	171,404	188,872	247,536
Total stockholders' equity	373,744	380,969	408,452	437,556	496,246
Capital stock	215,540	215,540	215,540	215,540	215,540
U.S. GAAP:
Total assets	Ch$737,986	Ch$776,786	Ch$827,537	Ch$916,204	Ch$1,096,941
Long-term liabilities	161,565	214,991	205,539	248,193	218,697
Total debt (4)	176,951	184,516	180,944	193,305	252,197
Total stockholders' equity	367,421	378,337	402,928	435,107	504,217
Capital stock	215,540	215,540	215,540	215,540	215,540
Other Data:
Sales volume (in millions of liters):
Beer (Chile)	380.7	417.0	470.8	491.1	516.8
Beer (Argentina)	210.1	226.9	244.4	272.2	367.8
Non-Alcoholic beverages (5)	442.4	474.2	518.3	544.9	577.7
Wine (6)	95.1	92.5	86.3	92.5	91.8
Spirits (7)	7.0	20.3	20.5	21.6	21.1
Change in consumer price index applicable
for the restatement of financial statements (8)	2.5%	3.6%	2.1%	7.4%	8.9%

______________
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
(6) Includes sales of wine in Chile and Argentina. Excludes bulk wine sales
(7) Since the year 2005, includes operations of Compañía Pisquera de Chile S.A., established in March 2005
(8) Based on the consumer price index of the INE for the twelve-month period ended November 30 of each indicated year. Accordingly, figures presented here may vary from other published inflation figures for given periods, which are generally calculated for the actual calendar period indicated.

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

On April 10, 2008, the Central Bank of Chile announced a program to buy US$8 billion in the local exchange market between April and December 2008. Between April 14 and September 29 and after the acquisition of US$5.75 billion, the observed exchange rate increased by 27.2%, from Ch$434.17 to Ch$552.47. On March 24, 2009 the Central Bank of Chile published an agreement allowing the sale of dollars. From March 30 until April 30 the observed exchange rate did not vary significantly.

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

On April 30, 2009, the average exchange rate in the informal exchange market was Ch$572.95 per U.S. dollar and the U.S. dollar observed exchange rate was Ch$580.10 per U.S. dollar.

The following table sets forth the low, high, average and period-end observed exchange rates for U.S. dollars for each of the indicated periods starting in 2003 as reported by the Central Bank of Chile. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

	Daily Observed Exchange Rate (1)
		(Ch$ per US$)
	Low (2)	High (2)	Average (3)	Period-end (4)

2004	557.40	649.45	609.41	557.40
2005	509.70	592.75	559.68	512.50
2006	511.44	549.63	530.34	532.39
2007	493.14	548.67	522.55	496.89
2008	431.22	676.75	522.35	636.45
December 2008	625.59	674.83	647.91	636.45
January 2009	610.09	643.87	622.09	617.10
February 2009	583.32	623.87	605.10	599.04
March 2009	572.39	614.85	592.21	583.26
April 2009 (through April 30)	575.12	601.04	583.03	580.10

__________________________
Source: Central Bank of Chile
(1) Historical pesos.
(2) Rates shown are the actual low and high, on a day-by-day basis for each period.
(3) The average of monthly average rates during the period reported.
(4) Published on the first day after month(year) end

Capitalization and Indebtedness

Not applicable

Reasons for the Offer and Use of Proceeds

Not applicable

Risk Factors

RISKS RELATING TO CHILE

We are substantially dependent on economic conditions in Chile, which may adversely impact our results of operations and financial condition.

We are predominantly engaged in business in Chile and 73.8% of our revenues in 2008 were generated from our Chilean operations, 19.4% came from operations in Argentina and 6.8% from exports out of Chile. Thus, our results of operations and financial condition are dependent to a large extent on the overall level of economic activity in Chile. The Chilean economy has experienced an average annual growth of 4.8% between 2003 and 2008. In the past, slower economic growth in Chile has slowed down the rate of consumption of our products and adversely affected our profitability. Chile’s recent economic performance has been affected by the current disruption in the global markets, and therefore the past growth rate should not be extrapolated into the future.

Our financial statements are reported and our dividends are declared, based on Chilean GAAP, which generally differs from U.S. GAAP.

There are important differences between Chilean and U.S. accounting and reporting standards. As a result, Chilean financial statements and reported earnings generally differ from those reported based on U.S. accounting and reporting standards. See Note 24 to our consolidated financial statements for a description of the main differences between Chilean GAAP and U.S. GAAP as they relate to us and the reconciliation to U.S. GAAP of our net income and total shareholders’ equity statements from the Chilean standards. The Company will migrate to IFRS in 2009 and as a consequence, there could be changes in the financial information.

The relative liquidity and volatility of Chilean securities markets may increase the price volatility of our ADSs and adversely impact a holder’s ability to sell any shares of our common stock withdrawn from our ADR facility.

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. For example, the Santiago Stock Exchange, which is Chile’s main stock exchange, had a market capitalization of approximately US$133 billion as of December 31, 2008, while The New York Stock Exchange had a market capitalization of approximately US$14.3 trillion and the NASDAQ National Market had a capitalization of approximately US$2.7 trillion as of the same date. In addition, the Chilean securities markets can be materially affected by developments in other emerging markets, particularly other countries in Latin America.

The lower liquidity and greater volatility of the Chilean markets relative to markets in the United States could increase the price volatility of the ADSs and may impair a holder’s ability to sell in the Chilean market shares of our common stock withdrawn from the ADR facility in the amount and at the price and time the holder wishes to do so. See “Item 9: The Offer and Listing”.

Chilean economic policies, currency fluctuations, exchange controls and currency devaluations may adversely affect the price of our ADSs.

The Chilean government’s economic policies and any future changes in the value of the Chilean peso relative to the U.S. dollar could adversely affect the dollar value of and the return on any investment in our ADSs. The Chilean peso has been subject to large nominal devaluations and appreciations in the past and may be subject to significant fluctuations in the future. For example, in the period from December 31, 2000 to December 31, 2002, the value of the Chilean peso relative to the U.S. dollar declined by 25.3% in nominal terms, or an average of 11.9% per year, based on the observed exchange rate for U.S. dollars on those dates. On the other hand, the average value of the Chilean peso relative to the U.S. dollar increased 24.4% in nominal terms between 2003 and 2007, or an average of 6.7% a year. See “Exchange Rates”.

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

RISKS RELATING TO ARGENTINA

We have significant operations in Argentina and economic conditions there have adversely affected our results of operations.

In addition to our operations in Chile, we maintain substantial assets in Argentina and derive significant revenue from our operations in Argentina. In 2008, we derived Ch$152,000 million, or 19.4%, of our revenues from our Argentinean operations, and, as of December 31, 2008, Ch$212,278 million, or 19.8%, of our assets were located in Argentina. From 1999 through 2002, Argentina suffered a prolonged recession, which culminated in an economic crisis, with negative growth rates of -3.4% in 1999, -0.8% in 2000, -4.4% in 2001 and -10.9% in 2002. Although the economic situation in Argentina has improved during the last six years – GDP grew 8.8%, 9.0%, 9.2%, 8.5%, 8.7% and 7.0% in 2003, 2004, 2005, 2006, 2007 and 2008, respectively – in the future it could materially and adversely affect our Argentine operations. See “Item 5: Operating and Financial Review and Prospects – Trend Information”.

The Argentine peso is subject to volatility which could adversely affect our results.

The Argentine peso devaluation in 2002 resulted in a loss of Ch$3,789 million for the year 2002 in CCU Argentina and our subsidiary Finca La Celia reported a loss due to the devaluation in 2002 of Ch$1,262 million. Additionally, according to accounting pronouncements regulating the conversion of Argentine financial statements to Chilean GAAP, fixed assets and their depreciation are considered in historical dollars. As a result, a devaluation of the Argentine peso adversely affects our operating results, as our revenues from our Argentine operations are impacted by the devaluation of the Argentine peso. In spite of the appreciation of the Argentine peso against the U.S. dollar in recent years, we cannot predict whether the Argentine economy will continue to recover or will face a recession, and if there is a recession to what effect it will affect our operations in Argentina. Starting in 2009, the Company will report the financial statements under IFRS and the functional currency will be the Argentine peso for our Argentine subsidiaries. Fixed assets and their depreciation will be considered in said currency and translated into Chilean pesos for consolidation purposes.

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

We purchase malt, rice and hops for beer, sugar for soft drinks, grapes for wine and packaging material from local producers or through purchases in the international market. The prices of those commodities have experienced significant fluctuations over time and are determined by the global supply and demand for those commodities as well as other factors, such as fluctuations in exchange rates, over which we have no control.

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

As of May 31, 2009, Inversiones y Rentas S.A., or IRSA, a Chilean closed corporation, owned directly and indirectly, 66.1% of our shares of common stock. Accordingly, IRSA has the power to control the election of most members of our board of directors and its interests may differ from those of the holders of our ADSs. IRSA also has a significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and going-private transactions. In addition, actions by IRSA with respect to the disposition of the shares of common stock that it owns, or the perception that such actions may occur, may adversely affect the trading prices of our ADSs or common stock.

Competition in the Chilean beer market may erode our market share and lower our profitability.

In 2008, our market share of the Chilean beer market by volume was approximately 86%. Our largest competitor in the Chilean beer market by volume is Cervecería Chile S.A., or Cervecería Chile, a subsidiary of Quilmes Industrial S.A., or Quilmes, the largest Argentine brewer and, a subsidiary of Companhia de Bebidas das Américas, or AmBev, since January 2007. Ambev and Interbrew merged in 2004, creating Inbev N.V./S.A. which merged with Anheuser Busch Cos, Inc on November 18, 2008, forming Anheuser-Busch InBev. We estimate that Cervecería Chile had a market share by volume in Chile of approximately 12% in 2008. In the past, Cervecería Chile has engaged in aggressive price discounting. If Cervecería Chile were to engage in aggressive price discounting in the future, we cannot assure you, given the current environment, that any such discounting or other competitive activities will not have a material adverse impact on our profitability.

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

Beer consumption in Chile may be influenced by changes in domestic wine, spirits and/or other non-alcoholic beverages relative prices. Increases in domestic wine prices have tended to lead to increases in beer consumption, while reductions in wine prices have tended to reduce or slow the growth of beer consumption. As a result of our lower market share in the Chilean wine, spirits and soft drinks markets as compared to the Chilean beer market, if beverage consumers were to shift their consumption from beer to either wine,spirits or soft drinks, we expect that it would adversely affect our profitability.

Quilmes dominates the beer market in Argentina and we may not be able to maintain our current market share.

In Argentina, we face competition from Quilmes, Cervecería Argentina S.A. and Isenbeck, a subsidiary of Warsteiner Brauerei Hans Cramer GmbH & Co., or Warsteiner. We estimate that in 2008 Quilmes had a market share of 76% and Warsteiner had a market share of 3%. We estimate that our market share of the Argentine beer market was 21% in 2008. As a result of its dominant position in Argentina, Quilmes’ large size enables it to benefit from economies of scale in the production and distribution of beer throughout Argentina. Therefore, we cannot assure you that we will be able to grow or maintain our current market share of the Argentine beer market.

Consolidation in the beer industry may impact our market share.

In January 2007, AmBev assumed control of Quilmes. Additionally, on March 2004, AmBev and Interbrew announced an agreement to merge, creating the world’s largest brewer under the name InBev. Inbev and Anheuser Busch merged in November 2008, creating the world’s global beer leader. In Chile, Quilmes sells its beer through Cervecería Chile, which had a market share of approximately 12% in 2008, and in Argentina which had a market share of approximately 76% in 2008. As a consequence of the referred merger, the brand Budweiser whose production and distribution license contract was granted to CCU Argentina until 2025, belongs to our competitor. Cervecera CCU Chile has a distribution contract until 2015 to distribute Budweiser in Chile. We cannot assure you that the contracts will be renewed.

In 2005, SABMiller plc. merged with Grupo Empresarial Bavaria , a Colombian brewer with operations in Colombia, Peru, Ecuador and Panama, forming the then second largest brewer in the world.

Consolidation in the beer industry has resulted in larger and more competitive participants, which could change the current market conditions under which we operate.

Restrictions in the gas supply from Argentina have increased our energy costs and higher oil prices have increased our distribution expenses.

Since 2005, the Argentine government has restricted gas exports to Chile due to supply problems in that country. This has increased the cost of operating our beer production plants in Chile and Argentina, as well as our soft drinks plants in Chile. Additionally, these restrictions have increased electrical power costs related to these same gas restrictions. We do not need additional investments because our boilers can work with gas or with alternative fuels, such as diesel oil or butane gas. The Chilean government is at present implementing a diversify source energy supply strategy. The construction of a new plant in Quintero to process imported GNL (liquefied natural gas) will start its operation in August 2009, bringing relief to the energy issue.

Oil price increases may reduce our margins if we are unable to improve efficiencies or increase our prices to offset them.

We depend upon the renewal of certain license agreements to maintain our current operations.

Most of our license agreements include certain conditions that must be met during their term, as well as provisions for their renewal at expiry date. We cannot assure you that such conditions will be fulfilled, and therefore that the agreements will be renewed, expire at end of term or undergo early termination. Termination of, or failure to renew our existing license agreements could have an adverse impact on our operations.

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

Because we purchase some of our supplies at prices set in U.S. dollars, and export wine in U.S. dollars, euros and pounds, we are exposed to foreign exchange risks that may adversely affect our financial condition and results of operations. Therefore, any future changes in the value of the Chilean peso against said currencies would affect the revenues of our wine export business, as well as the cost of several of our raw materials, especially in the beer and soft drink businesses where raw materials are purchased in U.S. dollars. The effect of the exchange rate variation on the exports revenues would always have an opposite sign effect on the cost of raw material in Ch$ terms.

Increases in commodity prices may affect our profitability.

A significant part of our raw materials are commodities whose prices are subject to volatility caused by market fluctuations. These price fluctuations may not keep pace with the market conditions in which we operate, thus we may have limited capacity to raise prices to offset increases in costs. If we are unable to increase prices to offset costs increases, our profitability may be adversely affected.

If we are unable to maintain the image and quality of our products our financial results may suffer.

The image and quality of our products is essential for the success and growth of the Company. Problems with product quality could tarnish the reputation of our products and may adversely affect the Company’s revenues.

If we are unable to finance our operations.

A global liquidity crises may eventually limit our ability to obtain the cash needed to fulfill our commitments. Sales could also be affected by a global disruption if consumption decreases sharply, placing stress in the Company’s cash position.

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

A holder of ADSs may be subject to certain risks due to the fact that holders of our ADSs do not hold shares of our common stock directly.

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

Equity investments in Chile by persons who are not Chilean residents are generally subject to exchange control regulations that restrict the repatriation of investments and earnings from Chile. Our ADSs are subject to an ADR foreign investment contract among us, the depositary and the Central Bank of Chile which is intended to grant holders of our ADSs and the depositary access to Chile’s formal exchange market. See “Exchange Rates”. Pursuant to current Chilean law, our ADR foreign investment contract may not be amended unilaterally by the Central Bank of Chile. However, we cannot assure you that additional Chilean restrictions applicable to holders of our ADSs, the disposition of underlying shares of our common stock or the repatriation of the proceeds from the disposition of the underlying common stock could not be imposed in the future, nor can we assess the duration or impact of the restrictions if imposed. If for any reason, including changes to our ADR foreign investment contract or Chilean law, the depositary is unable to convert Chilean pesos to U.S. dollars, investors would receive dividends or other distributions in Chilean pesos. Transferees of shares of our common stock withdrawn from the ADR facility will not be entitled to access the formal exchange market unless the withdrawn shares are redeposited with the depositary. See “Item 10: Additional Information – Exchange Controls in Chile”.

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

The Chilean Corporations Act requires us, whenever we issue new shares for cash, to grant preemptive rights to all holders of shares of our common stock, including shares of our common stock represented by ADSs, giving those holders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. We may not be able to offer shares to holders of our ADSs pursuant to preemptive rights granted to our shareholders in connection with any future issuance of shares unless a registration statement under the Securities Act is effective with respect to those rights and shares, or an exemption from the registration requirements of the Securities Act is available. We intend to evaluate at the time of any future offerings of shares of our common stock the costs and potential liabilities associated with any registration statement as well as the indirect benefits to us of enabling U.S. owners of our ADSs to exercise preemptive rights and any other factors that we consider appropriate at the time, and then make a decision as to whether to file such a registration statement. We cannot assure you that any registration statement would be filed.

To the extent a holder of our ADSs is unable to exercise its preemptive rights because a registration statement has not been filed, the depositary will attempt to sell the holder’s preemptive rights and distribute the net proceeds of the sale, net of the depositary’s fees and expenses, to the holder, provided that a secondary market for those rights exists and a premium can be recognized over the cost of the sale. A secondary market for the sale of preemptive rights can be expected to develop if the subscription price of the shares of our common stock upon exercise of the rights is below the prevailing market price of the shares of our common stock Nonetheless, we cannot assure you that a secondary market in preemptive rights will develop in connection with any future issuance of shares of our common stock or that if a market develops, a premium can be recognized on their sale. Amounts received in exchange for the sale or assignment of preemptive rights relating to shares of our common stock will be taxable in Chile and the United States. See “Item 10: Additional Information – Taxation – Chilean Tax Considerations – Capital Gains” and “– United States Tax Considerations – Capital Gains”. If the rights cannot be sold, they will expire and a holder of our ADSs will not realize any value from the grant of the preemptive rights. In either case, equity interest in us will be diluted proportionately.

ITEM 4: Information on the Company

History and Development of the Company

Our current legal and commercial name is Compañía Cervecerías Unidas S.A. (CCU). We were incorporated in the Republic of Chile in 1902 as an open stock corporation, following the merger of two existing breweries, one of which had its origins back in 1850, when Mr. Joaquín Plagemann founded one of the first breweries in Chile in the port of Valparaíso. By 1916, we owned and operated the largest brewing facilities in Chile. Our operations have also included the production and marketing of soft drinks since the beginning of the last century, the bottling and selling of mineral water products since 1960, the production and marketing of wine since 1994, the production and marketing of beer in Argentina since 1995, the production and marketing of pisco since 2003, the production and marketing of confectionery products since 2004 and the production and marketing of rum since 2007.

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

Our principal executive offices are located at Vitacura 2670, Santiago, Chile. Our telephone number in Santiago is (56-2) 427-3000, the fax number is (56-2) 427-3333 and the website is www.ccu-sa.com or www.ccu.cl. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19715, USA, telephone number (302) 738-6680 and fax number (302) 738-7210.

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

In 1994, we diversified our operations both in the domestic and international markets. In that year, we purchased a 48.4% interest in the Chilean wine producer Viña San Pedro S.A., or VSP (today VSPT) . As of December 31, 2008, that interest amounted to 50.0% . In November 1994, we and Buenos Aires Embotelladora S.A., or BAESA, (the PepsiCo bottler in Chile at that time) merged to create Embotelladoras Chilenas Unidas S.A., or ECUSA, for the production, bottling, distribution and marketing of soft drinks and mineral water products in Chile. In November 1999, we bought BAESA’s interest in ECUSA and thereafter have controlled 100% of that company.

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

In addition to our acquisitions in Argentina, we signed a license agreement with Anheuser-Busch in 1995 granting us the exclusive right to produce, market, sell and distribute the Budweiser beer brand in Argentina. In 2008 the license agreement was extended until December 31, 2025.

After a capital increase approved by our shareholders in October 1996, we raised approximately US$196 million between December 1996 and April 1999. Part of this capital expansion was accomplished between December 1996 and January 1997 through our second ADR offering in the international markets.

During 2000, VSPT, through its subsidiary Finca La Celia S.A., or FLC, acquired the winery Finca La Celia in Mendoza, Argentina, initiating its international expansion, allowing VSPT to include fine quality Argentine wines into its export product portfolio.

To increase our presence in the premium beer segment, we acquired in November 2000 a 50% stake in Cervecería Austral S.A., located in the city of Punta Arenas, with an annual production capacity of 6.1 million liters. Further, in May 2002, we acquired a 50% stake in Compañía Cervecera Kunstmann S.A., located in the city of Valdivia, with a current annual production capacity of 8.8 million liters. See “– Our Beer Business – Our Beer Business in Chile – Beer Production and Marketing in Chile”.

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

On April 17, 2003, the Schörghuber Group, at the time an indirect owner of 30.8% of our ownership interest, gave Quiñenco S.A., also at the time an indirect owner of 30.8% of our ownership interest, formal notice of its intent to sell 100% of its interest in FHI to Heineken Americas B.V., a subsidiary of Heineken International B.V. As a result of the sale, Quiñenco and Heineken Americas B.V., the latter through FHI, became the only two shareholders of IRSA, the owner of 61.6% of our equity at that time, each with a 50% interest in IRSA. Heineken International B.V. and FHI subsequently formed Heineken Chile Ltda., to hold the latter’s 50% interest in IRSA. Therefore, Quiñenco and Heineken Chile Ltda. are the only two current shareholders of IRSA, with a 50% equity each. On December 30, 2003, FHI merged into Heineken Americas B.V., which together with Heineken International B.V. remained as the only shareholders of Heineken Chile Ltda. At present IRSA owns, directly and indirectly, 66.11% of our equity.

In August 2003, VSPT formed Viña Tabalí S.A., a joint venture in equal parts with Sociedad Agrícola y Ganadera Río Negro Ltda. for the production of premium wines. This winery is located in the Limarí Valley, Chile’s northernmost winemaking region, which is noted for the production of outstanding wines. In January 2007, Viña Tabalí S.A. bought the assets of Viña Leyda, located in the Leyda Valley, a new winemaking region south of Casablanca Valley and close to the Pacific Ocean. Viña Leyda produces excellent wines that have won awards in different international contests. After this acquisition, Viña Tabalí S.A. changed its name to Viña Valles de Chile S.A.

In January 2004, we entered the confectionery business by means of a joint venture between our subsidiary ECUSA and Industria Nacional de Alimentos S.A, a subsidiary of Quiñenco, with a 50% interest each in Calaf S.A. (which has been renamed “Foods Compañía de Alimentos S.A.”), a corporation that acquired the trademarks, assets and know-how, among other things, of Calaf S.A.I.C. and Francisca Calaf S.A., traditional Chilean candy makers, renowned for more than a century.

In December 2006, we signed a joint venture agreement with Watt’s S.A., or Watt’s, a local fruit related product company, under which we participate in equal parts in Promarca S.A., or Promarca. This new company owns the brands “Watt’s”, “Ice Frut de Watt’s”, “Yogu Yogu” and “Shake a Shake” in Chile. Promarca granted its subsidiaries, for an indefinite period, the exclusive licenses for the production and sale of the different product categories. Therefore, we now participate in new product categories such as 100% fruit juices and fruit, soy and dairy based beverages.

In May 2007, Compañía Pisquera de Chile S.A. entered the rum market with our proprietary brand Sierra Morena and later, in 2008, added new rum brand extentions and introduced various pisco based cocktails. Its most successful one, Campanario Mango Sour, is now sold in some states in the U.S. market through Wal-mart stores under the name of “Carillon Mango”.

In December 2007, we entered into an agreement with Nestlé Chile S.A. and Nestlé Waters Chile S.A., the latter of which acquired a 20% interest in our subsidiary Aguas CCU-Nestlé Chile S.A., the company through which we develop our bottled water business in Chile. As part of this new association, Aguas CCU-Nestlé Chile S.A. introduced in 2008 the Nestlé Pure Life brand in Chile. Nestlé had a call option to increase its ownership in Aguas CCU-Nestlé Chile S.A. by an additional 29.9%, which expired on June 5, 2009. On June 4, 2009 ECUSA received the notification from Nestlé Waters Chile S.A. exercising its irrevocable option to buy 29.9% of Aguas CCU-Nestlé Chile S.A. equity, within the scope of the association contract. The shares subscription contract and the payment of their corresponding price will take place on July 10, 2009. ECUSA will hold 50.1% of the participation in Aguas CCU-Nestlé Chile S.A. once the shares subscription contract is materialized. The price for the total stake subject to the option is calculated as follows: UF 1,262,754 plus an annual rate of 6.5% accrued between the date of payment and the date of the option contract signature, less 29.9% of paid dividends, less 29.9% of the Aguas CCU-Nestlé Chile’s financial debt and plus 29.9% of the positive working capital variation of said company, between the date of payment and the date of the option contract signature. Due to the sale of the shares, during 2009 ECUSA will have a book net profit after taxes of approximately MM$ 22,000. CCU owns directly or indirectly 99.94% of ECUSA’s equity. The accounting profit will be recorded in CCU’s Financial Statements as a Non Operating Income.

In April 2008, we bought the Argentine brewer ICSA after receiving the approval of the Argentine antitrust authorities. ICSA owns, among other assets, the Bieckert, Palermo and Imperial beer brands, which together represented approximately 5.8% of the Argentine beer market, and a brewery in Luján, Buenos Aires, with a nominal production capacity of 270 million liters per year.

In August 2008, FOODS Compañía de Alimentos CCU S.A. bought 50% of Alimentos Nutrabien S.A. a company specializing in muffins and other high quality home-made products. The Nutrabien brand complements our confectionery portfolio which includes the Calaf and Natur brands, the latter acquired in 2007. Moreover, with this acquisition we expanded the sweet snacks business from the traditional candy category to the nutritional cereal bars, cookies and muffins categories.

In November 2008 CCU and its affiliate Viña San Pedro S.A.(VSP) entered into a Merger Agreement with Compañía Chilena de Fósforos and its subsidiaries Terciados y Elaboración de Maderas S.A. and Viña Tarapacá S.A. (VT), in order to merge VT into VSP. Under the terms of the Merger Agreement, and prior to its execution, CCU had to acquire 25% of VT’s equity. Once all the legal requirements were fulfilled, the merge by absorption of VT by VSP was completed on December 9, 2008 with decisive day for accounting purposes of October 1, 2008. The merged company, “Viña San Pedro Tarapacá S.A.”(VSPT), is expected to bring valuable synergies in terms of valleys, wine brands, operations and managerial functions, as well as leverage to the existing domestic and export business.

CAPITAL EXPENDITURES

The capital expenditures figures shown below reflect amounts on the date payment is made and reconciled to the Cash Flow as shown in the Consolidated Statements of Cash Flows and in Note 22 to the external audited consolidated Financial Statements. Our capital expenditures for 2006, 2007 and 2008 were Ch$58,686 million, Ch$70,197 million and Ch$63,316 million, respectively, totaling Ch$192,199 million, of which Ch$73,375 million were invested in our beer operations in Chile, Ch$18,600 million in our Argentine beer operations, Ch$47,973 million in our non-alcoholic beverages operations, Ch$9,713 million in our wine operations, Ch$12,343 million in our spirits operations and Ch$30,195 in other investments, mostly in warehouses, during the years mentioned above.

In recent years, our capital expenditures have been made primarily for the expansion of our production and bottling capacities, additional returnable bottles and crates, marketing assets (mainly coolers), and improvement in management information systems, among others.

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

In Chile, during 2008, capital expenditures were incurred in our beer division mainly on capacity expansion, new packaging, improvements and change of equipment, marketing assets, and implementation of a new filtration plant and an alcohol free beer plant. In Argentina, our capital expenditures were primarily in marketing assets, new packaging and the enhancement of the Luján new plant mainly for the production of Heineken beer. Capital expenditures were made in our soft drink division, mainly for new packages, new packaging lines for returnable glass and PET purified water, marketing assets and equipment improvement. As for our wine operations, we invested primarily in the procurement of equipment, tanks, remodeling of the Molina plant, new irrigation technology and land. In our spirits business, the main expenditures were the completion of construction, procurement of equipment and start up of the new plant in Ovalle, as well as the continued improvement of the effluent treatment process. Other significant capital expenditures in 2008 relate to the acquisition of land for the construction of distribution centers and warehouses and the upgrade of information systems.

Our principal capital expenditures for the period 2006-2008 are displayed in the following table. The information is presented in constant million Chilean pesos of December 31, 2008. See “Capital Expenditures Commitments” in Item 5 for the period 2009-2012.

Business Unit	2006	2007	2008

Beer Chile
Machinery and equipment	11,615	15,744	10,532
Packaging	5,914	7,467	6,276
Marketing assets	3,877	2,536	3,111
Others	22	4,627	1,652
Total	21,429	30,374	21,572

Beer Argentina
Machinery and equipment	1,111	1,055	1,519
Packaging	2,220	1,544	3,742
Marketing assets	1,839	1.953	2,358
Others	363	341	556
Total	5.533	4,892	8,175

Non alcoholic beverages (1)
Machinery and equipment	9,309	3,043	13,408
Packaging	3,841	3,641	4,215
Marketing assets	2.762	3,260	2,817
Others	11	1,056	609
Total	15,923	11.000	21,050

Wine
Machinery and equipment	730	940	2,680
Facility improvement	801	254	340
Packaging (2)	1,015	505	-
Others	13	1,568	868
Total	2,558	3,268	3,887

Spirits
Facility de-novo/improvement	4,553	6,170	929
Others	27	316	349
Total	4,580	6,486	1.278

Other
New offices interior finishing	2,019	1,971	526
Warehouses	2,868	5,124	3,965
Injection and blow molds	3,003	1,822	421
Other	773	5,261	2,443
Total	8,663	14,178	7,355

Total	58,686	70,197	63,316

(1) Soft drinks, nectars, mineral water, purified water, sports beverages, energetic beverages and tea
(2) Barrels

Business Overview

Summary

We are mainly a diversified beverage company operating principally in Chile and Argentina. We are the largest brewing group in Chile, the second largest brewing group in Argentina, the third largest soft drinks producer in Chile, after the two largest Coca-Cola bottlers in Chile, the largest mineral water and bottled nectar producers in Chile, the third largest wine producer in Chile, the second largest wine exporter, the second largest pisco producer in Chile and also we participate in the rum and confectionery industries in Chile. Our beer and soft drink products include a wide range of proprietary, licensed and imported brands.

In 2008, we had consolidated net sales of Ch$781,789 million, of which 36.4% was accounted for by our beer sales in Chile, 18.3% by our beer sales in Argentina, 25.5% by our non-alcoholic beverages sales in Chile, 12.7% by wine sales, 5.4% by spirits sales and the remainder by sales of other products.

Beer. We estimate that our share of the Chilean beer market by volume was approximately 86% for the years 2006, 2007 and 2008. Our line of beers in Chile includes a full range of super-premium, premium, medium-priced and popular-priced brands, which are primarily marketed under seven different proprietary brands and four brand extensions. Our flagship brand, Cristal, is Chile’s best selling beer, accounting for an estimated 46% of all 2008 beer sales by volume in Chile. We are the only brewery in Chile with a nationwide production and distribution network. In addition, we are the exclusive producer and distributor in Chile of Heineken beer, the exclusive distributor in Chile of imported Budweiser beer and the exclusive local producer and importer of Paulaner beer. We also distribute and produce, under license, Austral beer.

We entered the Argentine beer market in 1995 by acquiring two breweries and their brands, CICSA and CSF. Additionally, in 1998, we bought the brands and assets of Cervecería Córdoba. Under a joint venture agreement entered into with Anheuser-Busch in 1995, we began importing, selling and distributing Budweiser beer in Argentina in March 1996. We began production and distribution of locally produced Budweiser beer in Argentina in December 1996 as part of our strategy to develop Budweiser as the flagship brand of our Argentine operations. In April 2008, we bought ICSA and as a result added to our portfolio the brands Palermo, Bieckert and Imperial. In addition, we are the exclusive producer and distributor in Argentina of Heineken brand beer and the exclusive distributor in Argentina of imported Corona, Negra Modelo, Paulaner and Guinness beer brands. Currently, we and Anheuser-Busch have 95.9% and 4.1%, respective interests, in our Argentine subsidiary, CCU Argentina. We estimate that our market share by volume of the Argentine beer market was approximately 16% in 2006, and 2007, and 21% in 2008, according to CICA.

Non alcoholic beverages. We produce and sell carbonated soft drink, mineral water, purified water, nectar, sports and energy drinks and tea products in Chile, including our proprietary brands and brands produced under license from PepsiCo, Schweppes Holdings Ltd., Promarca and Nestlé Chile S.A.. The most relevant beverages in this segment are soft drinks: carbonated –beverages, cola and non-cola– and non carbonated beverages, mostly fruit juices in different degrees of concentration. The various types of water products are also important: mineral water – both, sparkling and still–, and purified water. We estimate that our Chilean soft drinks market share by volume, not including nectars, was approximately 18% in 2006, 19% in 2007 and 19% in 2008 and that our mineral water market share by volume was 67% in 2006, 68% in 2007 and 67% in 2008.

Wine. We entered the Chilean wine industry in 1994 with the acquisition of a 48.4% interest in VSP (today VSPT), Chile’s third largest winery in the domestic market and second largest wine exporter. After making subsequent investments and pursuant to the merger of VSP and VT resulting in VSPT, our affiliate Inversiones CCU S.A. as of May 2009 has a 50.01% interest in VSPT . VSPT produces and markets a full range of wine products for both the domestic and export markets. We believe that in 2008, VSPT’s sales by volume amounted to approximately 22% of total measured domestic industry sales by volume and 10% of Chile’s total wine export sales by volume, excluding bulk wine, according to our estimates and those of the Wineries of Chile Association. VSPT’s main vineyard is located in Molina, 200 kilometers south of Santiago. VSPT’s domestic wine products are distributed through our nationwide distribution system with dedicated sales forces in the major cities and its export products are sold in 74 different countries through distribution agents.

Spirits. In February 2003, we began the sale of a new product for our beverage portfolio, pisco, under the brand Ruta Norte. Pisco is a grape spirit very popular in Chile that is produced in the northern part of the country and the southern part of Peru. Our pisco was produced in the Elqui Valley in the IV Region of Chile and it was sold throughout the country by the beer division sales force. In March 2005, we entered into an association with the second largest pisco producer at that time, Control. This new joint venture was named Compañía Pisquera de Chile S.A., or CPCh, to which the companies contributed principally with assets, commercial brands and – in the case of Control – also some financial liabilities. Currently we own 80% of Compañía Pisquera de Chile and Control owns the remaining 20%. According to Nielsen numbers, Compañía Pisquera de Chile has 44% market share of the Chilean pisco industry. In May 2007, we added a new spirit category, rum, through our subsidiary CPCh under the brand name Sierra Morena. We ended the year 2008 with a rum market share of 12% as per Nielsen.

Confectionery. In January 2004, we entered the confectionery business by means of a joint venture between our subsidiary ECUSA (currently, this investment belongs to our subsidiary CCU Inversiones S.A.) and Empresas Lucchetti S.A. (currently, Industria Nacional de Alimentos S.A.), a subsidiary of Quiñenco. Each company acquired a 50% interest in Calaf S.A. (which has been renamed “Foods Compañía de Alimentos S.A.”), a corporation that acquired the trademarks, assets and know-how, among other things, of Calaf S.A.I.C. and Francisca Calaf S.A., traditional Chilean candy makers that have been in business for more than a century. The Company bought the brand Natur in 2007 and 50% of Alimentos Nutrabien S.A. in 2008. The three brands (Calaf, Natur and Nutrabien) are consolidated in Chile and allowed us to target a variety of snacks to specific niches. We now sell Food’s products using CCU’s network: Commercial CCU sells from Arica to Copiapó/Vallenar in the northern part of the country and from Talca/Curicó to Coyhaique in the south; Comercial Patagona sells in Punta Arenas; ECUSA’s sales and logistics platform is used in the central part of the country and Foods has a 20 people dedicated sales force to serve 61 supermarkets representing 540 sales points throughout the country. This marketing structure has the capacity to reach more than 90,000 clients. Our challenge for the next development stage is to leverage our distribution and selling strengths and to search for future growth opportunities.

Distribution Network. In Chile, we have an extensive and integrated distribution network for the sale and distribution of beer, soft drinks, mineral water, purified water, functional beverages, nectars, wine, pisco, rum and confectionery products with capacity to reach approximately 90,000 customers. The network includes a total of 17 owned or leased warehouses and a network of independent transportation companies handled by Transportes CCU. Sales are performed by categories dedicated sales forces and by Comercial CCU which has a sales force of approximately 365 people who sell our products to approximately 31,734 customers in the North of Chile from Arica to Copiapó/Vallenar and in the mid-south area from Curicó/Talca through Coihayque, except for Concepción City. In the far south of Chile, in Punta Arenas, Comercial Patagona does the selling for all products, reaching 1,163 customers. In the central parts of the country and the City of Concepción, there are dedicated sales forces that focus on single lines of products. Product distribution is carried out by Transportes CCU throughout the country or by Comercial Patagona in its territory.

In Argentina, our sales and distribution network for our beer products consists of eight owned or leased warehouses, a direct sales force reaching approximately 26,810 customers plus 10 supermarket chains, and 2 logistics operators. Sales are done by 4 independent bottlers in the south, north-west and northeast part of Argentina.

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

Our Beer Business in Chile

The Chilean Beer Market. We estimate that annual beer consumption in Chile was 603 million liters in 2008, or approximately 36 liters per capita. The following chart shows our estimates for total and per capita consumption levels for beer in Chile for the years 2004 - 2008:

Year	Total Sales Volume (1)	Per Capita (2)

	(millions of liters)	(liters)

2004	426	26
2005	481	30
2006	550	33
2007	573	35
2008	603	36

________________________
(1)	Based on our sales data, competitors’ publicly available information, equity research analyst reports, imports and export data from customs authorities. Includes microbreweries sales.
(2)	Population estimated in accordance with the national census of April 2002.

We estimate that the total beer market increased by approximately 5.2% in terms of volume sold during 2008 as compared to 2007. We believe that this positive growth in the beer market is the result of the actions taken by us since 2001 to increase beer consumption in Chile with new products, new packaging and by creating new occasions for consumption, in addition to positive Chilean economic conditions.

Virtually all of the beer consumed in Chile is produced by three Chilean manufacturers: us, Cervecería Chile and Cervecería Austral S.A., or Cervecería Austral, whose principal brands of beer in Chile are Cristal, Báltica and Austral, respectively. According to our estimates, during 2008, we and Cervecería Chile accounted for approximately 86% and 12% of total beer sales in Chile, respectively. In November 2000, we acquired a 50% stake in Cervecería Austral, located in the city of Punta Arenas. This brewery has an annual production capacity of 5.7 million liters and had less than 1% market share during 2008. In October 2001, Cervecería Austral entered into a license agreement with our subsidiary, Cervecera CCU Chile Limitada, to produce and sell our brand Cristal, and also any other brand, owned by or licensed to Cervecera CCU Chile Limitada in the southern part of Chile. During 2003, Cervecería Austral began the production and sale of our brands Cristal, Escudo and Dorada 6.0. In May 2002, we acquired a 50% stake in Compañía Cervecera Kunstmann S.A., located in the city of Valdivia. In November 2006, we acquired additional shares of Kunstmann that allowed us to consolidate this subsidiary into our financial statements since that month. This brewery has an annual production capacity of 8.8 million liters in 2008. Due to the high costs of shipping beer to Chile and Chile’s returnable glass bottle system, sales of imported beer are not significant, representing an estimate of less than 2% of total beer industry volume in 2008.

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

Beer Production and Marketing in Chile. The production, marketing and sales of beer in Chile are our principal activities, generating net sales of Ch$254,572 million, Ch$270,507 million and Ch$284,567 million or 39.9%, 39.5%, and 36.4% of our total net sales in 2006, 2007 and 2008, respectively. Our sales of beer by volume in Chile increased 5.2% in 2008 as a result of efforts made by us since 2001 to increase beer consumption in Chile by launching new products, developing new packaging and creating new occasions for consumption, in addition to positive Chilean economic conditions.

The following table shows our proprietary brands, brands produced under license and brands imported under license for the Chilean market:

Super-Premium	Premium	Special	Popular-priced
beer brands	beer brands	beer brands	beer brands

Royal Guard	Cristal	Lemon Stones	Dorada 6.0
Royal Light	Cristal Red Ale
Heineken (1)	Cristal Black Lager
Budweiser (2)	Cristal Cer0,0°
Paulaner (1)	Escudo
Austral (1)	Morenita
Kunstmann

(1) Produced under license
(2) Imported

Cristal is our principal and best selling beer brand in Chile. Cristal Red Ale and Cristal Black Lager are brand extensions of Cristal, which were launched in April 2006 and April 2007, respectively. Cristal Cer0,0° was introduced in December 2008 and it is an alcohol free beer with regular beer-like taste. Escudo, Chile’s second most popular beer, is targeted to young-adult consumers. Royal Guard is our single, proprietary, super-premium brand. Royal Light is a light beer extension of the Royal Guard line and contains a lower alcohol content. Morenita is a dark beer and Dorada 6.0 is a discount brand. Lemon Stones is a lemon flavored sweetened beer, with a 2.5% alcohol content.

During 2008, we exported 0.5 million liters of beer from Chile. Although we continually explore export opportunities, we do not expect beer exports to be a significant source of sales in the future since our primary focus is on the Chilean domestic market.

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

Additionally, we produce, bottle and distribute Paulaner beer under license from Paulaner Brauerei AG, which is controlled by the BrauHolding International GmbH Group, a joint venture between Heineken and the Schörghuber Group. The current Import and License agreement, executed in 1995, which supersedes all prior agreements, provides us with the exclusive right to produce in Chile super-premium beer under the Paulaner label and distribute in Chile a variety of additional imported Paulaner products. It has a five year term, beginning in May 1995, automatically renewable for successive five-year periods unless otherwise stated by any party. The Schörghuber Group was, until April 2003, one of the two beneficial shareholders of IRSA, our major shareholder.

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

Our investment in Cervecería Austral S.A., the production of the Austral brand by our beer division, the investment in Compañía Cervecera Kunstmann S.A., plus the production of Heineken beer since June 2003, are part of our strategy to increase our presence in the premium segment of the Chilean beer market.

Our beer products sold in Chile are bottled or packaged in returnable and non-returnable bottles, aluminum cans or stainless steel kegs at our production facilities in the Chilean cities of Santiago, Temuco and Antofagasta. During 2006, 2007 and 2008, we sold our beer products in Chile in the following packaging formats:

Percentage of Total Beer Products Sold

Container	2006	2007	2008

Returnable (1)	64%	61%	60%
Non-Returnable (2)	30%	34%	35%
Returnable Kegs (3)	6%	5%	5%

Total	100%	100%	100%

_______________ (1) Returnable beer containers include glass bottles of various sizes.
(2) Non-Returnable beer containers include bottles and aluminum cans, both of assorted sizes.
(3)Returnable kegs are stainless steel containers, which have a capacity of 20, 30 and 50 liters.

We obtain all of our glass bottles and cans from third party suppliers. See “– Raw Materials”.

We directly distribute our beer products throughout Chile to:

  off-premise retail: small and medium sized retail outlets, which in turn sell beer to consumers for take-out consumption;
  on-premise retail: retail establishments such as restaurants, hotels and bars for on-premise consumption;
  wholesalers; and
  supermarket chains.

In 2006, 2007 and 2008, the percentage mix of the above distribution channels for our beer products in Chile was as follows:

Percentage of Total Beer Products Sold

Distribution Channels	2006	2007	2008

Off-premise retail	37%	37%	39%
On-premise retail	18%	18%	18%
Wholesalers	20%	20%	20%
Supermarkets	24%	25%	24%

Total	100%	100%	100%

As of December 31, 2008, we had more than 37,000 customers in Chile for our beer products, none of which accounted for more than 2% of our total beer sales by volume, with the exception of two large supermarket chains that represented a combined total of 13%. During 2008, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains. We do not maintain any long-term contractual arrangements for the sale of beer with any of our customers in Chile.

The following table sets forth our beer sales volume in Chile, by category, during each of the last five years:

Category	2004	2005(1)	2006	2007	2008

	(in millions of liters)
Super-Premium	31.5	34.3	37.8	46.2	55.6
Premium	307.1	358.6	403.2	418.8	432.8
Special	7.4	7.2	6.0	5.5	6.2
Medium-Priced	14.6	0.0	0.0	0.0	0.0
Popular-Priced	20.1	17.0	23.8	20.7	22.1

Total	380.7	417.0	470.8	491.1	516.8

____________________ (1) Morenita beer brand has been classified as a premium beer effective January 2005, previous years were not reclassified

The above figures do not include export sales to third parties, which amounted to 2.2, 3.2 and 0.5 million liters in 2006, 2007 and 2008 respectively.

The average price, based on December 2008 Chilean pesos, per liter to our customers for beer products in Chile increased from an average of Ch$524 in 2004 to Ch$539 in 2008. The four-year compounded annual growth rate was 0.7% above inflation rate.

Our beer production in 2008 was centralized in the Santiago and Temuco plants in addition to the bottling facility in Antofagasta. The Temuco plant commenced production in November 1999, replacing the closed Concepción and Osorno plants. For a more detailed discussion of our capital expenditure program, see “– History and Development of the Company – Capital Expenditures”.

Raw Materials. The principal raw materials used in our production of beer are malt, rice, water and hops. We obtain our supply of malt from local producers and in the international market. In 2007, we renewed and signed long-term contracts with local producers for approximately 40% of our requirements. The balance for 2009 is expected to continue to be imported, from Argentina and Uruguay. During 2008, we received 36,000 tons of malt from Argentina and Germany, representing 100% of our imports. Rice is obtained from local and international suppliers in spot transactions and/or annual contract agreements. We pre-treat rice in order to ensure that it meets our standards of quality. We import hops mainly pursuant to contracts with international suppliers, in the United States, which permit us to secure supplies for periods of up to four years.

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

We generally purchase all of the glass bottles used in packaging our beer from the major national glass supplier in Chile, Cristalerías Chile S.A. under one-year agreements. In addition, other sources, principally in Argentina, can be used when price and delivery terms are favorable. During 2008, all of our requirements for aluminum cans were purchased from a local supplier, Rexam Chile S.A., formerly Latasa Chile S.A., but if price and delivery conditions are favorable, cans can be imported. Our kegs used for draft beer, are purchased from various suppliers outside Chile. We obtain the labels for our beer products principally from local suppliers. Plastic caps are principally purchased from two suppliers in Chile. Crowns are currently imported from Brazil and Mexico after local supplier went out of business .

Prices of principal raw materials used in beer production in Chile are tied to the U.S. dollar and have increased in Chilean pesos because of general commodity price increases in international markets as well as for the depreciation of the Chilean peso against the U.S. dollar . From time to time, prices of agricultural products vary depending on demand and supply factors.

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

In October 2005, we launched Comercial CCU S.A., a subsidiary in charge of a single sales force dedicated to selling our beverage and sweet snack products, in order to capture synergies and focus on sales execution. Originally, this plan was piloted in rural areas and small cities in southern Chile. As of 2008, the territory covered by Commercial CCU S.A. has expanded to include the north of Chile from Arica to Copiapó/Vallenar and the south, from Curicó to Coyaique except for the City of Concepción.

In July 2002, Comercial Patagona Ltda. began selling all of our beer products in the country’s Twelfth Region. Comercial Patagona Ltda. is a subsidiary of Cervecera Austral S.A. that is responsible for the sales and distribution of our products and those of Cervecera Austral in Chile’s extreme south.

After production, bottling and packaging, our beer is either stored at one of the three production facilities or transported to a network of 17 warehouses which are located throughout Chile and are either owned or leased by us. Beer products are generally shipped from the region of production to the closest warehouse, allowing us to minimize our transportation and delivery costs.

During 2008, we had a dedicated sales force of approximately 235 salesmen, responsible for our sales of beer and other products in the territories not covered by Comercial CCU or Comercial Patagona. This sales force uses a pre-sell system , like the rest of CCU’s sales platform, and covers approximately 21,906 clients and 24 supermarket chains representing 472 points of sales.

Our customers make payment for our products either in cash at the time of delivery or in accordance with one of various credit arrangements. Payment on credit sales for beer is generally due 24 days from the date of delivery. Credit sales accounted for 28% of our beer sales in Chile in each of the years 2006, 2007 and 2008 . Losses on credit sales of beer in Chile have not been significant.

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

The following table shows our annual sales volume of beer in Chile, excluding exports, by quarter in 2006, 2007 and 2008:

Year	Quarter	Sales Volume	% of Annual

		(millions of liters)	Sales Volume

2006	1st quarter	137.0	29.1
	2nd quarter	86.5	18.4
	3rd quarter	97.6	20.7
	4th quarter	149.7	31.8

	Total	470.8	100.0

2007	1st quarter	145.1	29.6
	2nd quarter	88.1	17.9
	3rd quarter	100.7	20.5
	4th quarter	157.2	32.0

	Total	491.1	100.0

2008	1st quarter	156.9	30.4
	2nd quarter	91.2	17.7
	3rd quarter	107.3	20.8
	4th quarter	161.4	31.2

	Total	516.8	100.0

Geographical Markets. Our main beer production facility is located in Santiago. Santiago and the surrounding areas (referred to as the Metropolitan Region) account for approximately 40% of the population of Chile and accounted for approximately 36% of our beer sales by volume in 2008. We also have one additional beer production facility (Temuco) and one additional bottling facility (Antofagasta) located outside the Santiago metropolitan area. Virtually all of our brands are distributed to customers located within the geographic areas of the corresponding production facilities.

Competition. Our principal competitor in the beer business is Cervecería Chile (a subsidiary of Anheuser Busch InBev), which commenced operations in Chile during the second half of 1991, resulting in a loss of market share for us. Nevertheless, after experiencing a market share low of 86% in both 1994 and 1995, we were able to recapture our lost market share, reaching 90% market share in 2004. However, in 2005, Cervecería Chile launched a new product which negatively affected our market share, and in 2006, we had 86% market share which we have maintained until 2008.

Our estimated share of the Chilean beer market over the last five years is as follows:

Year	Our Chilean Market Share for Beer (*)

2004	90%
2005	87%
2006	86%
2007	86%
2008	86%
____________ (*) Considers beer sold directly by Austral and Kunstmann

Our competitor, Cervecería Chile has one production facility located in Santiago and distributes its products throughout the country. Cervecería Chile uses third party distributors in Region I in the north, and from the city of Castro in the Region X to the south. We estimate that the sales of Cervecería Chile’s brands of beer by volume accounted for approximately 12% of total beer sales in 2007 and 2008. We estimate that Cervecería Chile has an annual production capacity of approximately 105 million liters which represents approximately 15% of our annual nominal production capacity in Chile.

Due to the high cost of shipping beer to Chile and the competitive advantage inherent to domestic producers as a result of Chile’s returnable glass bottle system, imported beer is not a significant component of the Chilean beer market. We estimate that imports and microbreweries accounted for approximately 2% of total beer sales by volume during 2008.

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

In March 2004, AmBev and Interbrew announced an agreement to merge, creating the world’s largest brewer under the name InBev. This merger was closed in August 2004. In January 2007, AmBev assumed control of Quilmes, our competitor. Inbev and Anheuser Busch merged in November 2008, creating the world’s global beer leader.See “Item 3: Risk Factors”.

Between 1996 and June 2008, we and Anheuser-Busch invested approximately US$301 million and US$23 million in CCU Argentina, respectively. Among other things, this capital was used to prepay debt incurred to acquire the initial stake in CICSA and CSF, increase CCU Argentina’s stake in these same subsidiaries, increase plant capacity, purchase land in Zárate (a region close to Buenos Aires), purchase the brands and assets of Cervecería Córdoba, reduce short term debt, buy a canning line for the Santa Fe plant and acquire ICSA.

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

In April and June 2008, CICSA paid an aggregate amount of US$88 million to acquire ICSA. Among other assets, ICSA owns the Bieckert, Palermo and Imperial beer brands, and a brewery in Luján, Buenos Aires, which has a nominal production capacity of 270 million liters per year. Pursuant to the acquisition of ICSA in April 2008, it was merged with CICSA in July 2008.

The Argentine Beer Market. The Argentine beer market is estimated by us to be almost three times the size of Chile’s. Traditionally, beer and wine have been the principal alcoholic beverages consumed in the country. We estimate that annual beer consumption in Argentina was 1,716 million liters, or approximately 43 liters per capita in 2008.

The table below sets forth our estimates of beer consumption in Argentina during each of the last five years:

Year	Volume	Per Capita (*)

	(in millions of liters)	(liters)

2004	1,333	35
2005	1,389	36
2006	1,472	38
2007	1,571	40
2008	1,716	43
______________ (*) Population estimated based on Argentina’s national census of 2001.

We estimate that total beer consumption in Argentina increased at a four-year compounded annual growth rate of 6.5% between 2004 and 2008. During 2008, the Argentine beer market increased 9.2%, due to a recovery in consumption and an increase in consumer confidence.

Since January 2006, the Argentine Government has adopted different methods to directly and indirectly regulate price increases of various consumer goods, including bottled beer, in an effort to slow inflation. Wholesale price increases are negotiated between the producer and the purchaser as a result of competitive situations in the industry and government approval for each beer company. Prices to consumers are determined by the negotiated wholesale price, as impacted by the producer's product pricing strategy. In order to optimize its profit margins, the producer must carefully manage its product and channel mix and trade discounts.

Beer Production and Marketing in Argentina. Our production of beer in Argentina generated net sales of Ch$67,609 million, Ch$75,434 million and Ch$143,437 million representing 10.6%, 11.0%% and 18.3% of our total net sales in 2006, 2007 and 2008, respectively. The increases during this period were the result of higher prices and volumes, as a consequence of a favorable economic environment in Argentina.

We produce and market super-premium, premium, medium-priced and popular-priced beer brands in Argentina. The following table shows our principal brands produced and imported under license in Argentina:

Super-Premium	Premium	Medium-priced	Popular-priced
beer brands	beer brands	beer brands	beer brands

Heineken (1)	Budweiser (1)	Schneider	Palermo
Corona (2)	Salta	Schneider Fuerte 6.0°	Bieckert
Guinness (2)	Santa Fe	Córdoba
Negra Modelo (2)
Paulaner (2)
Imperial
__________________ (1) Produced under license
(2) Imported

Schneider is our principal proprietary brand in Argentina, accounting for 25% of our Argentine sales volume in 2008. We began local production of Budweiser brand beer in December 1996. Budweiser beer represented 31% of our Argentine sales volume in 2008. Since February 2002, our Budweiser one-liter returnable bottle, the main format in the market, has been priced at the same level as the leading brand in the market. In June 2003, we began selling locally produced Heineken beer. Our Schneider brand is sold in three varieties, regular lager, dark and Schneider Fuerte 6.0°, a brand extension with 6.0% of alcohol; the Salta brand is sold in regular and strong lager, and dark varieties, and the Santa Fe brand is sold in regular lager and dark varieties. The Córdoba brand is sold only as a regular lager. During 1997, we began to import Guinness beer from Ireland, making Argentina the only country in South America where Guinness draught is sold. During 2001, we began importing Corona beer from Mexico, and during 2005 and 2007, we also began importing Negra Modelo beer from Mexico and Paulaner beer from Germany. In April 2008 we bought the brands Imperial, Palermo and Bieckert along with the production facility in Luján. During 2008, we exported 25.2 million liters of beer from Argentina, representing 6.9% of CCU Argentina’s beer sales volume.

Our beer products are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans, or stainless steel kegs at our production facilities. During 2006, 2007 and 2008, we sold our beer products in Argentina in the following packaging formats:

Percentage of Total Beer Products Sold

Container	2006	2007	2008

Returnable (1)	88%	85%	89%
Non-Returnable (2)	10%	13%	10%
Returnable Kegs (3)	2%	2%	1%

Total	100%	100%	100%

________________ (1)Returnable beer containers include glass bottles of various sizes.
(2)Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.
(3)Returnable kegs refer to stainless steel containers in assorted sizes.

We obtain all of our glass bottles from third-party suppliers located in Argentina and Brazil, and stainless steel kegs from third-party suppliers in Germany and Spain.

In Argentina, though most beer is sold to wholesalers, we also sell our products to retailers and supermarket chains. In 2006, 2007 and 2008, the percentage mix of the above distribution channels for our beer products in Argentina was as follows:

Percentage of Total Beer Products Sold

Distribution Channels	2006	2007	2008

Wholesalers	77%	76%	74%
Retailers	15%	14%	13%
Supermarkets	9%	10%	13%

Total	100%	100%	100%

In 2008, we sold to approximately 26,810 customers in Argentina, none of which individually accounted for more than 3% of our total beer sales by volume, with the exception of two large distributors that represented a combined total of 16%.

The following table sets forth our beer sales volume in Argentina by category during each of the last five years:

Category	2004	2005	2006	2007	2008

	(in millions of liters)
Super-premium	20.3	25.7	30.8	38.3	50.5
Premium	80.5	85.8	96.2	109.5	127.1
Medium-priced	103.0	106.3	104.6	104.6	106.8
Popular-priced	1.1	2.5	1.8	1.1	81.7

Total	204.9	220.2	233.4	253.5	366.1

The average price, based on December 2008 Chilean pesos, to our customers for our beer products in Argentina has increased at a four-year compounded annual rate of 13.0%, from Ch$233 per liter in 2004 to Ch$379 per liter in 2008,in Chilean pesos. The figures in Chilean pesos are distorted because each quarter is calculated as the accumulated quarter results in US$ - converted using the Argentinian monthly average exchange rate from Argentinean pesos to US$ - converted into Chilean pesos at the exchange rate of the last quarter’s day, minus the amount in Chilean pesos calculated for the previous quarter increased by the present quarters inflation rate. The increase in average prices is also related to higher participation of super-premium brands in the sales mix.

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

In October 2006, we signed a long-term contract with ICSA to brew, bottle and package beer in the former AmBev plant in Luján, near Buenos Aires, that was purchased by ICSA. In January 2007, we began brewing our local brands in this plant, obtaining enough production capacity to ensure future growth. In April 2008, we acquired ICSA, including the Luján plant and the brands Imperial, Bieckert and Palermo. ICSA also had a brewing contract agreement with AmBev and, under such contract CICSA brewed beer for AmBev during the peak demand season of 2008-2009.

Raw Materials. The principal raw materials used in the production of our beer products in Argentina are malt, corn syrup, rice, water and hops. During 2008, we continued obtaining malt and rice from regional suppliers, benefiting from lower costs as compared to imported materials. We obtain rice from suppliers in Argentina and Uruguay, and malt and corn syrup from suppliers in Argentina.

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

We generally purchase all of our glass bottles from the major national glass supplier in Argentina, Rigolleau/Cattorini, and from Saint Gobain in Brazil. During 2008, all of our requirements for aluminum cans were purchased from a local supplier, Rexam Argentina S.A., but if price and delivery conditions are favorable, cans can be imported. Kegs used for draft beer are purchased from various suppliers in Germany. Plastic storage and carrying crates, as well as the labels for beer products and crowns, are obtained from local and international suppliers.

Prices of principal raw materials used in beer production in Argentina have increased in dollar terms. However, from time to time, prices of agricultural products vary depending on demand and supply factors.

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

Most of our beer in Argentina is sold and distributed through third party sales and distribution chains in the regions surrounding the cities of Santa Fe, Salta, Córdoba, Rosario and Buenos Aires. In recent years, we reduced the number of our distributors and replaced some of them by larger ones, among which there are currently three bottlers, one in the south, another one in the north and the third one in the northeastern regions of Argentina. As of December 31, 2008, we had a direct sales force which sold our beer products to approximately 26,810 customers within the Salta, Santa Fe, Córdoba, Rosario, the Federal Capital and its outlying metropolitan area, in addition to 10 supermarket chains throughout the country.

Our Argentine beer customers either make payments for our products in cash at the time of delivery or through one of our various credit arrangements. Payment on credit sales is currently due 7 days from the date of delivery to wholesalers, and an average of 60 days of delivery to supermarkets. Credit sales accounted for 52%, 61% and 64% of our beer sales in Argentina in 2006, 2007 and 2008, respectively. Losses on credit sales of beer in Argentina have not been significant.

Seasonality. As a result of the seasonality of the beer industry, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth quarters (i.e., those months corresponding to the summer and holiday seasons in Argentina).

The following table shows the annual sales volume of beer in Argentina, including exports, during each quarter in 2006, 2007 and 2008:

Year	Quarter	Sales Volume	% of Annual

		(millions of liters)	Sales Volume

2006	1st quarter	67.3	27.5
	2nd quarter	41.6	17.0
	3rd quarter	51.0	20.9
	4th quarter	84.6	34.6

	Total	244.4	100.0

2007	1st quarter	76.4	28.1
	2nd quarter	50.2	18.4
	3rd quarter	54.5	20.0
	4th quarter	91.2	33.5

	Total	272.2	100.0

2008	1st quarter(1)	103.5	28.3
	2nd quarter	72.2	19.7
	3rd quarter	72.9	19.9
	4th quarter	117.5	32.1

	Total	366.1	100.0

(1) For comparison purposes we are showing ICSA sales in the first quarter.

Geographical Markets. Our beer production facilities in Argentina are located in Santa Fe , Salta and Luján. Santa Fe and its surrounding areas account for approximately 8.2% of the population of Argentina and for approximately 11.4% of total beer sales of CCU Argentina by volume in 2008. The region surrounding and including the cities of Salta and Jujuy account for approximately 4.9% of the population of Argentina and for approximately 6.8% of total beer sales of CCU Argentina by volume in 2008. The region surrounding and including the city of Córdoba accounts for approximately 8.5% of the Argentine population and represents approximately 10.3% of CCU Argentina’s sales by volume. Lastly, the province of Buenos Aires accounts for approximately 44.6% of the population of Argentina and for approximately 25.6% of total beer sales of CCU Argentina by volume in 2008.

Competition. Since 2003, after the agreement between Quilmes and AmBev, the Argentine beer market consisted of three principal brewing groups: AmBev-Quilmes, us and Warsteiner. The principal proprietary brands of these companies are Quilmes, Schneider and Isenbeck, respectively. In December 2006, ICSA, a new competitor, entered the Argentine beer market. ICSA began its operations at the former AmBev brewery in Luján producing three beer brands: Palermo, Bieckert and Imperial, which had previously belonged to Quilmes. These assets were sold by AmBev-Quilmes in response to requirements of the antitrust authorities in Argentina. According to the information made public by our competitors and our estimates for Isenbeck, the different brewing groups had the following market shares in 2008: AmBev-Quilmes, 76%; us, 21%; and Warsteiner, 3%.

The following table shows our market share in the Argentine market over the past five years:

Our Argentine Market Share for Beer

Year	Estimated Market Share

2004	15%
2005	16%
2006	16%
2007	16%
2008	21%
__________________________ Source: CICSA

Quilmes, the beer market leader in Argentina and our principal competitor, also has beer operations in Chile, Paraguay, Uruguay and Bolivia. In February 1997, Quilmes purchased Bieckert in Argentina, and, as a result of that acquisition, increased its production capacity by approximately 170 million liters, increasing its market share by an estimated 4.9% . As of December 31, 2008, Quilmes had five breweries in Argentina with an estimated total annual production capacity of 1.2 billion liters. Quilmes’ large size enables it to benefit from economies of scale in the production and distribution of beer throughout Argentina.

We estimate that Quilmes’ average market share in 2008 decreased to 76% from 82% market share in late 1994. At that time, Companhia Cervejaria Brahma, one of the two largest beer producers in Brazil, commenced production at its new brewery in Luján, near Buenos Aires. In addition, Warsteiner, a large German brewer, commenced production at its new brewery in Zárate, also near Buenos Aires, with an annual production capacity estimated to be approximately 140 million liters. Prior to commencing production in Argentina, Companhia Cervejaria Brahma and Warsteiner competed in the Argentine market with imported beer. The other competitor, Galicia, has one plant with a total annual capacity of approximately 17 million liters. In July 1999, the merger of Companhia Cervejaria Brahma and Companhia Antarctica Paulista was announced, creating AmBev. This merger was finally approved in March 2000, creating one of the largest beverage producers in the world.

More recently, in May 2002, AmBev and Quilmes announced that pursuant to an agreement between both parties, AmBev would transfer all of its beer assets in Argentina, Bolivia, Paraguay and Uruguay to Quilmes in exchange for 26.4 million new B shares of Quilmes. Additionally, according to the announcement AmBev would purchase from the controlling shareholders of Quilmes 230.92 million class A shares for US$346.4 million. Also the agreement stipulates that AmBev can purchase at the end of a seven-year period the remaining Quilmes shares owned by the current controlling group, the Bemberg family, with AmBev shares. The Bemberg family had the option to sell to AmBev their remaining class A shares during a period beginning with the end of the first year and ending with the seventh year after the agreement was announced. This option was exercised in April 2006. This transaction was approved by the Argentine antitrust authorities on January 13, 2003, subject to the condition that AmBev and Quilmes divest themselves of certain brands and the AmBev plant in Luján, near Buenos Aires, to a company currently not present in the Argentine beer market. On February 14, 2003, through our subsidiary CICSA, we filed a complaint before the Argentine federal courts in order to be eligible to participate in the acquisition of these assets. In February 2006, the Argentinean Supreme Court of Justice ruled against our complaint. In December 2006, the Argentine authorities approved the sale of these assets to ICSA, a company owned by local investors. On March 3, 2004, AmBev and Interbrew announced an agreement to merge the two companies, creating the world’s largest brewer under the name InBev. This merger was closed in August 2004. On November 18, 2008 Anheuser Busch and Inbev merged creating the global beer leader. Consolidation in the beer industry has resulted in larger and more competitive participants, which could change the current market conditions under which we operate.

Due to the high cost of shipping beer to Argentina and the competitive advantage inherent to domestic producers as a result of Argentina’s returnable glass bottle system, we estimate that imported beer sales accounted for less than 1% of the total sales volume in 2008.

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

Our Non-Alcoholic Beverage Business

Overview. We have produced and sold soft drinks in Chile since 1902. Prior to November 1994, we independently produced, bottled and distributed carbonated and non-carbonated soft drinks in Chile. Our line of soft drink products included our own proprietary brands, in addition to brands produced under license from Cadbury Schweppes plc. (currently Crush, Crush Light, Canada Dry Agua Tónica, Canada Dry Agua Tónica Light, Canada Dry Ginger Ale, Canada Dry Ginger Ale Light, Canada Dry Limón Soda and Canada Dry Limón Soda Light) and from PepsiCo ( currently Pepsi, Pepsi Light, 7Up and 7Up light). Under a similar licensing arrangement with Watt’s, a local fruit related product company, we bottled and distributed Watt’s nectar products in Chile from 1987 until December 2006. At present Promarca S.A.,owned by us and Watt’s 50-50%, is the owner of the brand and we produce, bottle and distribute nectar products in bottles under Promarca’s license. We have been in the bottled water business since 1960, and since December 2007 this business is conducted by Aguas CCU Nestlé Chile S.A.,80% owned by us and 20% owned by Nestlé Waters Chile S.A. Under our two proprietary brand names, Cachantun and Porvenir, we bottled and nationally distributed mineral water from our own two natural sources located within the central region of Chile. In September 2008 we introduced Nestlé Pure Life, a purified water of the highest quality standards produced and distributed under the license of Nestlé Chile S.A.. We also produce, bottle and/or distribute sports drinks (Gatorade and imported Propel) and tea (Lipton) under the license of PepsiCo and our own brand energy drinks (Kem Extreme) as well as PepsiCo’s licenced one (imported SoBe Adrenaline Rush).

In November 1994, we merged our soft drink and mineral water businesses with the one owned by BAESA in Chile (PepsiCo’s bottler at that time) creating ECUSA for the production, bottling, distribution and marketing of soft drink and mineral water products in Chile. Therefore, we began producing PepsiCo brands under license (currently Pepsi, Pepsi Light, Seven Up, Seven Up Light, Mirinda, Gatorade and Lipton Ice Tea). On November 29, 1999, we purchased 45% of ECUSA’s shares owned by BAESA for approximately Ch$54,118 million. Since that date, we own 100% of ECUSA’s shares. However, we have had control of ECUSA since January 1998 after the shareholders agreement was amended. In January 2001, ECUSA and Schweppes Holdings Ltd. signed an agreement to continue bottling Crush and Canada Dry brands. See “– Non-Alcoholic Beverage Production and Marketing in Chile”.

The Chilean Non-Alcoholic Beverage Market. Commercial soft drink production was first established in Chile by us in 1902, and mineral water production began in 1960. In 2008, we estimate that annual carbonated soft drinks consumption in Chile was 2,001 million liters or approximately 120 liters per capita. We estimate that consumption of fruit nectars and juices was 271 million liters or approximately 16 liters per capita, in 2008. We also estimate that consumption of mineral and purified water, including both carbonated and non-carbonated, was 192 million liters or approximately 12 liters per capita, in 2008.

The soft drink market in Chile consists of both carbonated and non-carbonated beverages. The principal types of carbonated beverages are colas and non-colas. The principal non-carbonated beverages are fruit nectars and fruit juices, which are estimated to have accounted for approximately 17% of our total non-alcoholic beverage sales by revenues in 2008.

The table below sets forth our estimates of total and per capita carbonated soft drinks, fruit nectars and mineral water sales in Chile during each of the last five years:

Soft Drink and Mineral Water Sales

Volume (1)					Liters Per Capita (2)

(millions of liters)
	Carbonated		Mineral		Carbonated		Mineral
Year	Soft Drinks	Nectars (3)	Water	Total	Soft Drinks	Nectars (3)	Water	Total

2004	1,667	154	138	1,959	104	10	9	122
2005	1,750	185	169	2,104	108	11	10	129
2006	1,866	223	169	2,257	114	14	10	137
2007	1,940	255	174	2,369	117	15	10	143
2008	1,989	283	186	2,458	119	17	11	147

________
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

The following table sets forth our estimates as to the percentage of total carbonated soft drinks production in Chile, represented by each of the two principal categories of carbonated soft drinks during the last three years:

Type	2006	2007	2008

Colas	58%	58%	58%
Non-colas	42%	42%	42%

Total	100%	100%	100%

Since the creation of the ECUSA joint venture in November 1994, the two main soft drinks producer groups in Chile have been (i) the licensees of The Coca-Cola Company (consisting of three companies with 13 bottling plants) and (ii) us. Since August 1998, private labels have had an increasing participation in the industry, representing 3% of the total carbonated soft drink sales in Chile in 2008. Distribution of these brands is concentrated in the supermarket channel where they constituted a 10.4% market share in 2008. Additionally, discount brand producers have entered the market and represented 7.2% of the soft drinks market in 2008. Due to the strong presence of local producers, the high cost of transportation and the existing returnable bottle system that accounts for a large portion of soft drink sales volume, we believe that there is no significant market for imported soft drinks in Chile, which were estimated to represent less than 1% of all soft drinks sales by volume in 2008.

The bottled water market in Chile is comprised of both carbonated and non-carbonated water, mineral water, and purified water. As with the soft drink market, approximately 95% of all mineral water in Chile is processed and marketed by two entities, us and Vital Aguas S.A., a subsidiary of the three licensees companies of The Coca-Cola Company in Chile. Our mineral water products have been produced by ECUSA since November 1994. We have approximately a 4% participation in the purified water market segment, after introducing Nestlé Pure Life at the end of September 2008.

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

Our Non-alcoholic Beverage Production and Marketing in Chile. Our soft drinks, nectar and mineral water production and marketing in Chile generated net sales of Ch$175,985 million, Ch$188,337 million and Ch$199,111 million, or 27.6%, 27.5% and 25.5% of our total net sales, in 2006, 2007 and 2008, respectively.

The following table shows the soft drink and mineral water brands produced and/or sold by us through ECUSA during 2008:

Brand	Product	Category	Affiliation

Bilz	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Bilz Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem Piña	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem Xtreme	Soft Drink	Functional	CCU Proprietary
Slice by Kem	Soft Drink	Non-Cola	CCU and PepsiCo
Nobis	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Canada Dry Ginger Ale	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Ginger Ale Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Agua Tónica	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Agua Tónica Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Limón Soda	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Limón Soda Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Crush	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Crush Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Pepsi	Soft Drink	Cola Licensed	PepsiCo
Pepsi Light	Soft Drink	Cola Licensed	PepsiCo
Seven-Up	Soft Drink	Non-Cola Licensed	PepsiCo
Seven-Up Light	Soft Drink	Non-Cola Licensed	PepsiCo
Lipton Ice Tea	Ice Tea	Non-Cola Licensed	PepsiCo
Mirinda	Soft Drink	Non-Cola Licensed	PepsiCo
Gatorade	Isotonic	Functional	PepsiCo
Propel	Isotonic	Functional	Pepsico
SoBe Adrenaline Rush	Energy	Functional	PepsiCo
Watt’s	Nectars	Licensed	Promarca
Watt’s Light	Nectars	Licensed	Promarca
Watt’s Ice Frut	Nectars	Licensed	Promarca
Watt´s Soya	Nectars	Licensed	Promarca
Cachantun	Mineral Water	Proprietary	Aguas CCU Nestlé
Cachantun O2	Mineral Water	Functional	Aguas CCU Nestlé
Mas de Cachantun	Mineral Water	Proprietary	Aguas CCU Nestlé
Porvenir	Mineral Water	Proprietary	Aguas CCU Nestlé
Glacier	Purified Water	Proprietary	Aguas CCU Nestlé
Nestlé Pure Life	Purified Water	Licensed	Nestlé Chile S.A.

In 1994, ECUSA and Cadbury Schweppes plc, or Cadbury Schweppes, the latter through its subsidiaries CS Beverages Ltd. and Canada Dry Corporation Ltd., entered into license agreements for all Cadbury Schweppes products.

On December 11, 1998, The Coca-Cola Company, or TCCC, announced an agreement with Cadbury Schweppes to acquire certain of the latter's international beverage brands, including those licensed to ECUSA, and in August 1999 the agreement was reported to have been consummated. In September 2000, after more than a year’s litigation, both in Chile (suits at civil courts and antitrust authorities) and England (arbitration under ICC rules), ECUSA and TCCC reached an agreement superseding ECUSA’s previous license contracts with CS Beverages Ltd. and Canada Dry Corporation Ltd. The new agreement, referred to as the “Bottler Contract”, was executed between ECUSA and Schweppes Holdings Ltd., concerning the Crush and Canada Dry brands, and was approved by the Chilean antitrust commission, thus putting an end to the proceeding regarding the Cadbury Schweppes brands issue and dismissing all complaints filed in consideration of the agreement. On January 15, 2009, the parties executed an Amendment to the Bottler Contract which, among others, extended its duration until December 31, 2018 renewable for consecutive five-year periods provided that certain conditions are fulfilled.

In March 2006, ECUSA signed new exclusive bottling agreements with PepsiCo, Inc. and its subsidiary Seven-Up International, respectively, authorizing ECUSA to produce, sell and distribute Pepsi products in Chile. The contracts terminate on March 31, 2020.

Likewise, in March 2006, a new exclusive bottling agreement was executed between ECUSA and Stokely Van-Camp, Inc., a subsidiary of PepsiCo, Inc., authorizing ECUSA to bottle, sell and distribute Gatorade products in Chile, for an initial term ending on March 31, 2010, automatically renewable for successive two or three-year periods if certain conditions set forth in the contract are met. In August 2002, we began importing, selling and distributing Gatorade, the world’s number one isotonic drink. Since October 2006, we have been producing Gatorade locally. In May 2008 we began importing, selling and distributing Propel, a low calory sports drink targeted for women.

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

The license agreement for nectar products with Watt’s, which granted us exclusive production rights, was first signed in June 1987 and originally had a 33-year term. In February 1999, a new license agreement was signed allowing us to produce new flavors and bottle Watt’s nectars in non-returnable packaging (wide mouth glass and plastic bottles). A new license agreement between us and Watt’s was signed in July 2004. This new contract provided us with a ten-year license renewable automatically for three consecutive periods of three years if the conditions set forth in the contract are fulfilled at the date of renewal. In December 2006, we signed a joint venture agreement with Watt’s, under which we participate in equal parts in Promarca S.A., or Promarca. This new company owns the brands “Watt’s”, “Ice Frut de Watt’s”, “Yogu Yogu” and “Shake a Shake” in Chile. Promarca granted its subsidiaries, for an indefinite period, the exclusive licenses for the production and sale of the different product categories. Therefore, we now participate in new product categories such as 100% fruit juices and fruit and dairy based beverages.

On June 14, 2001, ECUSA and Life O2 Beverages LLP entered into an exclusive technology and trademark license agreement for the production, sale and distribution of water products with high concentrations of oxygen. The agreement has an initial term of five years as from June 2001, renewable for one-year periods, unless otherwise stated by any party in writing.

In June 2003, we entered into the purified water business with our proprietary brand Glacier, increasing our water selection and reaching a larger amount of population with a more affordable product. Nowadays the consumption of this product is concentrated in Antofagasta.

In October 2004, we relaunched Nobis, a traditional proprietary soft drink brand, to be used strategically against discount brands.

In February 2005, we launched a new Cachantun product, under the trademark Mas, a sugar free product made of mineral water, calcium and citric flavor, creating a new category of flavored water.

In December 2007, we entered into an agreement with Nestlé Chile S.A. and Nestlé Waters Chile S.A., the latter of which acquired a 20% interest in our subsidiary Aguas CCU-Nestlé Chile S.A., the company that ownes the assets through which we develop our bottled water business in Chile. As part of this new association, Aguas CCU-Nestlé Chile S.A. produces and sells the Nestlé Pure Life brand in Chile. Nestlé had a call option to increase its ownership in Aguas CCU-Nestlé Chile S.A. by an additional 29.9%, which expired on June 5, 2009. . On June 4, 2009 ECUSA received the notification from Nestlé Waters Chile S.A. exercising its irrevocable option to buy 29.9% of Aguas CCU-Nestlé Chile S.A. equity, within the scope of the association contract. The shares subscription contract and the payment of their corresponding price will take place on July 10, 2009. ECUSA will hold 50.1% of the participation in Aguas CCU-Nestlé Chile S.A. once the shares subscription contract is materialized. The price for the total stake subject to the option is calculated as follows: UF 1,262,754 plus an annual rate of 6.5% accrued between the date of payment and the date of the option contract signature, less 29.9% of paid dividends, less 29.9% of the Aguas CCU-Nestlé Chile’s financial debt and plus 29.9% of the positive working capital variation of said company, between the date of payment and the date of the option contract signature. Due to the sale of the shares, during 2009 ECUSA will have a book net profit after taxes of approximately MM$ 22,000. CCU owns directly or indirectly 99.94% of ECUSA’s equity. The accounting profit will be recorded in CCU’s Financial Statements as a Non Operating Income.

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

During 2006, 2007 and 2008, we sold our soft drink and mineral water products in the following packaging formats:

	Soft Drinks and Nectars			Water

Container	2006	2007	2008	2006	2007	2008

Returnable (1)	41%	38%	35%	6%	6%	6%
Non-Returnable (2)	57%	60%	63%	94%	94%	94%
“Post-Mix” (3)	2%	2%	2%	-	-	-

Total	100%	100%	100%	100%	100%	100%

___________
(1) Returnable soft drink containers include both glass and plastic bottles of assorted sizes. Returnable water containers include glass bottles of assorted sizes and returnable 19-liter jugs.
(2) Non-returnable soft drink containers include glass and plastic bottles, and aluminum cans of assorted sizes. Non-returnable water containers include plastic bottles of assorted sizes.
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
  wholesalers; and
  supermarket chains.

In 2006, 2007 and 2008, the percentage mix of the above distribution channels for our soft drinks and mineral water products in Chile was as follows:

	Percentage of Total Soft Drinks and
	Water Products Sold

Distribution Channels	2006	2007	2008

Off-premise retail	53%	41%	44%
On-premise retail	8%	14%	15%
Wholesalers	9%	11%	10%
Supermarkets	30%	34%	31%

Total	100%	100%	100%

During 2008, we had no single customer that accounted for more than 2% of our sales by volume, with the exception of three large supermarket chains that represented a combined total of 28%. During 2008, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains. We do not maintain any long-term contractual arrangements for the sale of soft drinks and/or water with any of our customers.

The following table shows the sales volume of our soft drinks and water by category during each of the last three years (millions of liters):

Category	2006	2007	2008

Colas
Licensed	61.3	66.8	73.9
Non-colas
Proprietary	161.2	166.0	178.5
Licensed	124.1	131.9	135.1
Nectars	54.8	65.8	70.7

Soft Drinks Total	401.4	430.4	458.1

Mineral Waters
Cachantun	110.0	107.7	112.2
Porvenir	3.5	2.7	2.2
Purified Water	3.4	4.0	5.1

Total Waters	116.9	114.4	119.5

Total	518.3	544.8	577.7

The following table shows the sales volume of our soft drinks by affiliation during each of the last three years (millions of liters):

Affiliation	2006	2007	2008

Proprietary (1)	161.3	166.0	178.5
Schweppes	112.2	119.5	120.7
PepsiCo	73.2	79.2	88.2
Watt’s/Promarca (2)	54.8	65.8	70.7

Total	401.4	430.5	458.1

_____________ (1) As of December 2008 we own 80% of the rights to all the water brands held through the affiliate Aguas CCU Nestlé S.A.
(2) As of December 2006, we own 50% of the rights to the Watt’s brand, currently held through our affiliate Promarca.

The average price, based on December 2008 Chilean pesos, per liter to our customers for soft drink products was almost constant from an average of Ch$350 in 2004 to Ch$355 in 2008. The four-year compounded annual growth rate increased 0.4% . For water products, the average price, based on December 2008 Chilean pesos, per liter increased from an average of Ch$271 in 2004 to Ch$296 in 2008 and experienced a four-year compounded annual growth rate of 2.2% .

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

We own two mineral water sources in Chile from which the Cachantun and Porvenir brand mineral water products are obtained. These water sources are located in two areas near Santiago: Coinco and Casablanca, respectively. All of our mineral water products are bottled at their respective sources and distributed throughout the country. Purified water is produced with water pumped from our wells located in the plant.

We maintain testing facilities at each of our plants in order to analyze raw materials. Additionally, samples of soft drinks and water are inspected at various stages of production to ensure product quality.

We generally purchase all of the glass bottles used in packaging soft drinks and mineral water from the major supplier in Chile, Cristalerías Chile. Other sources, principally in Argentina, Peru and Colombia, can be used when price and delivery terms are favorable; however, no significant purchases were made in either of these countries during 2008. While aluminum cans used in packaging our soft drinks are generally purchased from a local supplier, we manufacture most of our own plastic returnable and non-returnable bottles from imported polyethylene terephthalate resins, or PET, which we purchase from various suppliers. See “– Our Other Businesses”. We obtain the labels for our soft drinks and water products principally from local suppliers. Crowns and plastic caps are principally purchased from two suppliers in Chile.

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

Sales, Transportation and Distribution in Chile. ECUSA manages its own sales force that is directly responsible for the exclusive servicing of soft drinks and water clients in all the cities in the center of Chile and Concepciión, that is , in the territories not covered by Comercial CCU or Comercial Patagona. The ECUSA sales force of 327 salesmen as of December 2008, directly sells to approximately 57,000 customers

In October 2005, we launched Comercial CCU S.A., the subsidiary in charge of a single sales force dedicated to selling all of our beverage and sweet snack products, so as to capture synergies and focus on sales execution. Originally, this plan was piloted in the rural areas and small cities in southern Chile. As of 2008, the territory covered by Commercial CCU S.A. has expanded to include the north of Chile from Arica to Copiapó/Vallenar and the south, from Curicó to Coyaique except for the City of Concepción. See Business Overview-Summary-Distribution Network

Our Chilean soft drinks and mineral water customers make payments for our products either in cash at the time of delivery or in accordance with one of our credit arrangements. Payment on credit sales is generally due 33 days from the date of delivery. Credit sales accounted for 41%, 42% and 43% of ECUSA’s soft drink and water sales to third parties in Chile in 2006, 2007 and 2008, respectively. Losses on credit sales of soft drinks and mineral water in Chile have not been significant.

Seasonality in Chile. Due to the seasonality of sales for both soft drinks and water products, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth calendar quarters (i.e., those months corresponding to holidays and summer vacation season in Chile).

The following table shows our annual sales volume of soft drinks and water by quarter for the last three years:

		Soft Drinks & Water

			% of Annual
Year	Quarter	Sales Volume	Sales Volume

	(million liters)
2006	1st quarter	141.2	27.2
	2nd quarter	106.7	20.6
	3rd quarter	115.2	22.2
	4th quarter	155.2	29.9

	Total	518.3	100.0

2007	1st quarter	151.2	27.8
	2nd quarter	106.6	19.6
	3rd quarter	117.8	21.6
	4th quarter	169.2	31.1

	Total	544.9	100.0

2008	1st quarter	172.2	29.8
	2nd quarter	116.4	20.2
	3rd quarter	122.6	21.2
	4th quarter	166.5	28.8

	Total	577.7	100.0

Competition in Chile. Our principal competitors in the soft drink business are companies, which produce, bottle and distribute soft drinks in Chile under licenses from The Coca-Cola Company and its affiliates. The Coca-Cola Company’s products are produced, bottled and distributed in Chile through three separate licensees which market soft drinks under the Coca-Cola, Coca-Cola Light, Coca-Cola Zero, Fanta, Fanta Light, Sprite, Sprite Zero, Quatro Light, Nordic Mist, Taí, Andina nectars and juices, and Kapo juice brand names. According to store audits conducted by Nielsen, Coca-Cola and related brands accounted for approximately 67% of total carbonated soft drink sales volume in 2008. However, calculations made by us are higher than the Nielsen estimates. During 1998, a few supermarket chains began selling soft drinks products under private labels. Additionally, discount brand producers entered the market and represented, along with private labels, approximately 9% of the soft drink market in 2008 according to Nielsen. However, calculations made by us are higher than the Nielsen estimates. Even though these brands are not a significant portion of the industry, they may increase their presence in the future.

Since the formation of ECUSA, our market share has decreased as a consequence of increasing marketing activity on the part of our competitors and the entrance of private labels and discount brand producers to the market. During 2008, our market share was approximately 23%.

Our market share for our carbonated soft drink products over the last five years is presented in the following table based on store audits conducted by Nielsen and our own estimates. These Nielsen results are, for each year, higher than our own estimates.

Our Chilean Carbonated Soft Drink Market Share

Year	Nielsen	Company Estimates (*)

2004	22%	19%
2005	22%	18%
2006	22%	18%
2007	23%	19%
2008	23%	19%
___________________ (*) Based on our sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER.

Our domestic competitors in the soft drinks business have benefited from both internationally recognized brand labels (especially with regard to the Coca-Cola product line) and a large number of local bottling companies distributing their products throughout Chile. As a result of the formation of ECUSA, we also similarly benefited from the internationally recognized Pepsi brand as well as our previous competitive strengths, which include a portfolio of nationally well known brands and a nationwide distribution system. Additionally, during 2002, we launched Bilz Light, Pap Light, Agua Tónica Light and Gatorade, the world’s number one isotonic drink. Gatorade is classified as a functional product, since in addition to refreshing, it hydrates the body and replenishes mineral salts lost during sports or other physical activities. In April 2003, we introduced to the market Kem Xtreme, a soft drink with a high level of caffeine, which also is considered a functional product because it gives more energy. In September 2004, we launched Canada Dry Ginger Ale Light, and in October 2004, we re-launched Nobis, a traditional proprietary soft drink brand, to be used strategically against discount brands. In September 2006, we launched Canada Dry Limón Soda Light. In January 2007, we introduced two new products into the market: (i) Slice by Kem, a tropical fruit flavored soft drink, and (ii) SoBe Adrenaline Rush, an energy drink sold under PepsiCo license. In November 2007, we entered into a new product category, ice tea, with the brand Lipton Ice Tea, produced under the PepsiCo license. During 2008 we introduced Propel from PepsiCo, Watt’s Soya from Promarca (50% owned by us) , and Nestlé Pure Life, a well-known purified water brand, in order to place ourselves in a leading position in the healthy foods market.

Given the high percentage of soft drink sales volume in returnable containers coupled with the high cost of transportation to Chile, the market for imported soft drinks in Chile is not significant and accounted for less than 1% of total sales by volume in 2008. While there are no legal barriers to entry, we believe that the existing returnable bottle system and high transportation costs may continue to deter potential competitors from exporting soft drinks to Chile.

Fruit nectars under the trade name “Watt’s”, a segment of our soft drink business, face competition from other liquid and powdered juices, which are provided by a variety of local companies. After five years from the re-launch of Watt’s nectar, we have attained our sixth year as market leader in the bottled category of nectars, with a market share of 53% during 2008, according to Nielsen.

Our main competitor in the mineral water business is Vital S.A. (a subsidiary of Embotelladora Andina S.A., one of The Coca-Cola Company licensees in Chile). We estimate that our sales of Cachantun and Porvenir brand mineral waters accounted for approximately 61%, while those of Vital S.A. products accounted for approximately 34% of total mineral water sales by volume in 2008. Small domestic bottlers, private labels, as well as imported mineral water products, comprise the remaining 5% sales volume.

The following chart shows estimates of our mineral water market share for the last five years based on store audits conducted by Nielsen and our own estimates. These Nielsen results are, for each year, higher than our own estimates.

Our Chilean Mineral Water Market Share

Year	Nielsen	Company Estimates (*)

2004	64%	57%
2005	67%	62%
2006	72%	67%
2007	69%	63%
2008	66%	61%

(*) Based on our sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER. Does not consider Glacier and/or Nestlé Pure Life purified water sales.

Our Wine Business

Overview. We entered the Chilean wine market in October 1994 with the purchase of 48.4% of VSPT’s equity for approximately Ch$17,470 million, thereby acquiring an interest in the third largest winery in Chile (formerly VSP). During the first half of 1995, VSPT’s capital was increased by approximately Ch$14,599 million, of which we contributed approximately Ch$7,953 million. During August-October 1997, VSPT’s capital was increased again by approximately Ch$11,872 million, of which we contributed approximately Ch$6,617 million, plus approximately Ch$191 million in additional shares bought during October 1997 in the local stock market. Furthermore, in October 1998 and during 1999, we purchased additional shares in VSPT through the local stock exchanges for an amount of approximately Ch$5,526 million. During March-June 1999, VSPT’s capital was increased by approximately Ch$17,464 million, of which we contributed approximately Ch$10,797 million. Between November 2000 and March 2001, VSPT’s capital was increased by approximately Ch$22,279 million, of which we contributed approximately Ch$13,402 million. During October and November 2005, VSPT’s capital was increased by approximately Ch$346 million. We did not participate in this capital increase. Between April and June 2007, VSPT’s capital was increased by approximately Ch$13,692 million, of which we contributed approximately Ch$5,311 million. On December 3, 2008, the extraordinary shareholders’ meetings of Viña San Pedro (VSP) and Viña Tarapacá (VT) approved the merger of both companies. The merged company was named “Viña San Pedro Tarapacá S.A. (VSPT)”, and started operating on December 9, 2008 but consolidating its financial statements with ours since October 1, 2008. In December 2008, VSPT’s capital was increased, as a consequence of the merge, by issuing 15,987,878,653 shares to be exchanged for the total number of shares issued by Viña Tarapacá at a ratio of 1,480.30828 new VSPT shares per each of the absorbed company. As a result of these activities, in December 2008, our total ownership interest in VSPT was 50%.

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

The proceeds from VSPT’s capital increase during 1995 were used to reduce debt, expand capacity and add new hectares of vineyards in the Maipo Valley for producing premium red wines. Part of VSPT’s capital increase during 1997 was used to add new hectares of vineyards in Requinoa, Chépica and Molina during 1997, and in Pencahue during 1998. These purchases of land more than doubled the number of hectares of our vineyards. The winery also increased its total vinification and wine storage capacity in both tanks and barrels from to 52.1 million liters as of December 31, 1998, to 62.1 million liters as of December 31, 2007, as well as its peak bottling and packaging capacity from 35,100 liters per hour in 1998 to 67,500 liters per hour as of December 31, 2007. As a result of the merger with Viña Tarapacá in December 2008, the vinification and storage capacity grew by approximately 50%, to 52 and 92 million liters respectively. Likewise, the bottling and packing capacity increased to 75,300 liters an hour in Chile. The capital increase in 1999, was used to pay debts related to the winery’s expansion process. The proceeds from VSPT’s capital increase during November 2000 and March 2001 were used to finance the winery’s acquisition of FLC, in Mendoza, Argentina, to plant the hectares of this new winery and improve its production facilities, as well as to refinance debt. The proceeds from VSPT’s 2007 capital increase were used mainly to acquire shares in Viña Altaïr S.A. and Viña Tabalí S.A. due to respective increases in the capital of both of these entities, to acquire from Château Dassault the remaining interest in Viña Altaïr S.A. and for working capital.

In December 2001, Viña Santa Helena, or VSH, created its own commercial and productive winemaking operation, distinct from its parent, VSPT, under the Viña Santa Helena label in the Colchagua Valley.

In August 2003, VSPT formed Viña Tabalí S.A., a joint venture in equal parts with Sociedad Agrícola y Ganadera Río Negro Ltda. for the production of premium wines. This winery is located in the Limarí valley, Chile’s northernmost winemaking region, which is noted for the production of outstanding wines. In January 2007, Viña Tabalí S.A. acquired Viña Leyda, a boutique winery located in the Leyda Valley that produces well-regarded quality wines. Consequently, Viña Tabalí S.A. changed its name to Viña Valles de Chile S.A.

In October 2004, VSPT acquired the well-known Manquehuito Pop Wine brand, a sparkling fruit-flavored wine with low alcohol content, broadening its range of products.

In September 2007, VSPT bought a 50% interest in Viña Altaïr S.A. which belonged to Château Dassault, in line with our strategy of focusing on premium wines. As a consequence VSPT owns indirectly owns 100% of said company.

At VSPT’s Extraordinary Shareholders meeting held on July 7, 2005, the shareholders voted to increase the number of board members from 7 to 9 and approved a capital increase that will be partially used for stock option programs.

In December 2008, Viña San Pedro (VSP) and Viña Tarapacá (VT) merged and created a new wine group, Viña San Pedro Tarapacá (VSPT). VSPT is formed by the wineries San Pedro, Tarapacá, Santa Helena, Misiones de Rengo, Altaïr, Viña Mar, Casa Rivas, Finca La Celia, Bodega Tamarí, Viña Leyda and Tabalí. These are all important and renowned cellars in Chile and Argentina, each with its own distinctive brands, and they represent the best wines these terroirs can deliver. Currently VSPT is the second largest Chilean wine exporter and the third most important player in this market.

VSPT is an open stock corporation that, at December 31, 2008, had a market capitalization of Ch$147,888 million. VSPT’s shares trade on the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Chile Electronic Stock Exchange.

The Chilean Wine Market. We estimate that wine consumption in Chile amounted to approximately 14 liters per capita in 2008. Given that the Chilean wine industry is fragmented, no single wine producer accounts for the majority of production and/or sales. The leading wineries include, other than VSPT, Viña Concha y Toro S.A., or Concha y Toro, Viña Santa Rita S.A., or Santa Rita and Bodegas y Viñedos Santa Carolina S.A., or Santa Carolina. In addition, there are numerous medium-sized wineries, including Viña Undurraga S.A., or Undurraga, Cousiño Macul S.A., or Cousiño Macul,and Viña Cánepa y Cía., or Cánepa and Viña Montes. All wineries, which sell wine products that comply with industry and tax regulations, make up Chile’s formal wine market. VSPT is a member of the formal wine market, as are most other principal wineries in Chile. The SAG is the entity in charge of wine industry regulation and principally oversees inventory records and product quality. We estimate that the formal market wineries produced and sold approximately 239 million liters of wine during 2008.

The following chart shows our estimates for the formal wine market and per capita consumption levels for wine in Chile for the last five years:

Year	Total Volume (1)	Per Capita (2)

	(millions of liters)	(liters)

2004	274	17
2005	265	16
2006	238	14
2007	244	15
2008	239	14
________________________ Sources: SAG until 2006, Central Bank and the Wineries of Chile Association, competitors public information and Nielsen.
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

VSPT’s Production and Marketing. VSPT (formerly VSP) was founded in 1865. Its principal vineyards are located in Molina, approximately 200 kilometers south of Santiago. The VSPT estate in Molina is one of the largest single-site vineyards in Chile with an area of 1,200 hectares. As of December 31, 2008, VSPT’s vineyards covered an aggregate of 3,504 hectares in Chile, distributed among ten different plantations. The winery also has 469 hectares under long-term lease. In Argentina, we have another 412 hectares located in the province of Mendoza.

VSPT is one of Chile’s largest producers and distributors of wine in terms of sales volume and net sales. In 2006, 2007 and 2008 our wine segment sales amounted to Ch$89,177 million, Ch$94,746 million and Ch$99,560 million representing 14.0%, 13.8% and 12.7% of our total net sales, respectively.

The following chart indicates the breakdown of VSPT’s volume in the domestic and export markets, including sales in Argentina:

Year	Domestic Volume	Export Volume	Total Volume (1)

	(million liters)	(million liters)	(million liters)

2004	52.1	54.3	106.3
2005	54.3	51.4	105.7
2006	47.5	46.7	94.2
2007	50.2	55.5	105.8
2008	50.7	50.3	101.0
(1) Includes bulk sales exports in Chile and Argentina

We estimate that VSPT’s share by volume of Chile’s formal wine market was approximately 19% in 2006, 19% in 2007 and 21% in 2008. According to the Wineries of Chile Association, VSPT’s share of Chile’s total wine export sales by volume was 11% in 2006, 10% in 2007 and 10% in 2008.

VSPT, VSH, Viña Altair , Viña Mar, Viña Misiones de Rengo , Bodega Tamarí and Finca La Celia, produce and market premium, varietal and popular-priced wines as set forth below:

Brand	Icon	Premium	Varietal	Popular-priced

Viña San Pedro Tarapacá
Cabo de Hornos		X
1865		X
Gran Reserva Etiqueta Negra		X

Tarapacá Gran Reserva		X
Tarapacá Zavala		X
Castillo de Molina		X
Gran Tarapacá		X
Tarapacá Terroir		X
Las Encinas		X
Tarapacá Reserva		X
35 South			X
Urmeneta			X
Gato			X	X
Tarapacá Varietal			X
Manquehuito Pop Wine				X
Tradición de Familia				X
Etiqueta Dorada				X
Viña Santa Helena
D.O.N. (De Origen Noble)		X
Notas de Guarda		X
Vernus		X
Selección del Directorio		X
Santa Helena Reserva			X
Santa Helena Varietal				X
Siglo de Oro			X
Gran Vino				X
Viña Misiones de Rengo
Misiones de Rengo Cuvée		X
Misiones de Rengo Reserva		X
Misiones de Rengo Varietal			X
Viña Mar
Viña Mar Reserva especial		X
Casa Rivas reserva		X
Viña Altaïr
Altaïr	X
Sideral		X
Bodega Tamarí
Malbec Reserve		X
Torrontes Reserva		X
Malbec Varietal			X
Finca La Celia
Supremo		X
La Celia		X
La Consulta			X
Furia				X

The following table presents our breakdown of total sales volume in thousands of liters by category of VSPT’s Chilean wines during 2008:

Category	Domestic	Export	Total

	(thousands of liters)

Premium	1,076	5,651	6,727
Varietal	1,986	26,939	28,925
Popular-Priced	46,311	4,807	51,119
Bulk	0	6,798	6,798

Total	49,374	44,195	93,569

The following table presents our breakdown of total sales volume in thousands of liters by category of VSPT’s Argentine wines during 2008:

Category	Domestic	Export	Total

	(thousands of liters)

Premium	31	260	291
Varietal	150	1,218	1,368
Popular-Priced	1,155	2,243	3,398
Bulk	25	2,370	2,395

Total	1,362	6,091	7,452

As of December 31, 2008, VSPT’s storage capacity totaled 91.6 million liters and its peak bottling and packaging capacity totaled 81,300 liters per hour.

Domestic Market. Our Chilean domestic wine is packaged in bottles, jugs, cartons, and bag-in-box containers at VSPT’s production facilities in Lontué and Molina. The following chart shows our packaging mix for domestic wine sales for the last three years:

	Percentage of Total Domestic
	Wine Sold in Chile

Container	2006	2007	2008

Carton	77%	75%	76%
Jug	0%	0%	0%
Glass Bottles	21%	24%	23%
Bag-in-Box	1%	1%	0%

Total	100%	100%	100%

VSPT obtained all of its glass bottles, carton package containers and jugs from third party suppliers. See “– Raw Materials”.

Beer is the principal substitute product for wine in Chile. In addition, our wine products may also compete with other alcoholic beverages, such as spirits (mainly pisco), and with non-alcoholic beverages, such as soft drinks and juices.

The average price, based on December 2008 Chilean pesos, for our domestic wine customers was Ch$544 and Ch$635 per liter in 2004 and 2008, respectively, experiencing a four-year compounded annual growth rate of 3.9% . Our wine price policy is mainly determined as a consequence of four factors: a) market prices, b) change in sales mix, c) inflation rate and d) desired profit margin in relation to costs of raw materials.

Export Market. According to industry sources, exports of Chilean wine increased from approximately 43 million liters in 1990 to 589 million liters in 2008, at a compounded annual growth rate of 15.6% . During 2007 and 2008, Chilean wine exports reached 607 million liters and 589 million liters, respectively. This decrease is due to the deterioration in the economic conditions of Chile’s key export markets. We believe that Chilean wine exports have grown steadily due to their comparatively low prices and positive international image, as well as due to external factors, such as low wine production in the Northern Hemisphere in certain years.

VSPT exported 46.7 million liters, 55.5 million liters and 50.3. million liters of wine in 2006, 2007 and 2008, respectively. During 2008, VSPT exported wine to 74 countries worldwide. These exports accounted for net sales of Ch$55,799 million, Ch$57,890 million and Ch$60,382 million in 2006, 2007 and 2008, respectively. In 2008, VSP’s primary export markets included the United Kingdom, the United States, Finland, Brazil and Sweden.

Most exported wine is sold in glass bottles, except for a certain quantity of unbranded wine that is occasionally sold in bulk and the amount that is sold in bag-in-box containers. The following chart shows our packaging mix for export Chilean wine volume in the last three years:

	Percentage of Total Export
	Wine Volume from Chile

Container	2006	2007	2008

Glass Bottles (1)	65%	63%	69%
Bulk	14%	23%	15%
Carton	20%	14%	16%

Total	100%	100%	100%

__________ (1) Includes jugs

We experienced a negative four-year compounded annual growth rate of 0.5% from Ch$1,254 in 2004 to Ch$1,228 per liter in 2008 in the average price, based on December 2008 Chilean pesos, to our Chilean export wine customers.

Raw Materials. The principal raw materials and packaging materials that VSPT uses in its production process are purchased and harvested grapes, purchased wine, bottles, carton containers, corks and cardboard boxes. VSPT obtained approximately 64% of the grapes used for export wines from its own vineyards during 2008. The majority of the wine sold in the domestic market is purchased from third parties, tested to assure compliance with our quality standards, and blended at the winery before packaging. In 2008, approximately 90% of the wine used in domestic sales was purchased from ten local producers: Corretajes Torres y Cía. Ltda., Agrícola y Comercial Bodegas Las Mercedes Ltda., CPCh, Exportadora de Mostos y Vinos Jucosol Ltda, Vinos Don Marcial Ltda, Santa Teresa S.A., Sociedad Agrícola Comercial e Industrial Urcelay Hermanos Ltda, Viña Saavedra Ltda, Agrícola Comercial y Vitivinícola Los Tilos Ltda. and Vinícola Patacón Ltda. VSPT has various alternative sources of supply, which can be used when they are attractive. VSPT’s bottles are principally purchased from Cristalerías Chile; however, when prices have been favorable, VSPT has purchased bottles from other local and international suppliers. Carton containers are purchased either from Tetra Pak de Chile Comercial Ltda. or from SIG Combibloc Inc. and are assembled in VSPT’s own automated packing lines.

The prices of the principal raw materials used in the production of wine in Chile have experienced some recent volatility. In addition, from time to time, prices of grapes and wine can vary depending on fluctuations in demand and supply factors.

Domestic Sales, Transportation and Distribution. After production, bottling, and packaging, wine is either stored at the production facilities or transported to one of the 17 warehouses. The warehouses are part of our warehouse network and are located throughout Chile. VSPT wines is distributed and sold in Chile through our sales and distribution network, under the same system and payment terms as all our other products (beer in Chile, non-alcoholic beverages, spirits and confectionery).See Business Overview-Summary-Distribution Network

We distribute our wine products throughout Chile, in the territories not covered by Comercial CCU or Comercial Patagona, with our own sales force,to:

  off-premise retail: small and medium sized retail outlets, which in turn sell wine to consumers for take-out consumption;
  on-premise retail: retail establishments such as restaurants, hotels and bars for on-premise consumption;
  wholesalers; and
  supermarket chains.

For the last three years, the percentage mix of the above distribution channels for our wine products in Chile was as follows:

	Percentage of Total Wine Products Sold

Distribution Channels	2006	2007	2008

Off-premise retail	25%	25%	26%
On-premise retail	2%	4%	4%
Wholesalers	33%	33%	32%
Supermarkets	40%	39%	38%

Total	100%	100%	100%

VSPT sales force of 60 salesmen as of December 2008, sells our wine products directly to approximately 10,000 customers, none of which accounted for more than 3% of our total wine sales by volume, with the exception of two supermarket chains that represented 19%. We do not maintain any long-term contractual arrangements for the sale of wine with any of our customers.

Export Sales, Transportation and Distribution. VSPT has arrangements with agents who facilitate the export of its wine to more than 80 countries. In 2008, the Swedish company Vin and Sprit AB was purchased by Pernod Ricard and we confirmed the distribution agreement signed in 2007, to distribute VSPT’s wines in Sweden, Finland, Norway and Estonia. We have signed distribution agreements with Shaw Ross International a subsidiary of Southern Wine and Spirits, the main liquor wholesale distributor for the United States and recognized as the best U.S. importer by Wine Enthusiast Magazine, with Schenk for Belgium and Switzerland, one of the largest distributors in Europe. In Canada we have distribution agreements with Corbys and in Korea with Keumyang as well as other distributors. In 2007, we began distributing with Les Grands Chais de France in the United Kingdom, France and Germany.

Geographical Markets. In Chile, Santiago and surrounding areas (referred to as the Metropolitan Region), which account for approximately 40% of the Chilean population, represented approximately 42% of total domestic sales of VSPT products by volume in 2008.

The following table provides the distribution of VSPT’s exports from Chile during 2008 by geographical markets: Percentage

		Percentage
Market	Volume (1)	of Total Exports

	(thousands of liters)

Europe	17,608	47%
Latin America	6,393	17%
USA and Canada	10,340	28%
Others	3,169	8%

Total	37,510	100.0%

(1) Excludes bulk exports

Competition. The wine industry is highly competitive in both the domestic and the export markets. VSPT’s domestic market share was approximately 21% in 2008. In Chile, VSPT competes directly against all other Chilean wineries. We believe that VSPT’s primary domestic competitors, Concha y Toro and Santa Rita, derive their relative competitive strengths from their wide portfolio of products, well recognized brand names and established distribution networks. In 2008, Santa Rita and Concha y Toro had a market share of approximately 29% and 30%, respectively. VSPT also competes with Santa Carolina and numerous medium-sized wineries, including Undurraga and Cousiño Macul, and many small wine producers that make up Chile’s “informal market”.

Internationally, VSPT competes against Chilean producers as well as with wine producers from other parts of the world. According to information compiled by the Wineries of Chile Association, VSPT is the second largest exporter of Chilean wines with a market share of approximately 10% in 2008, excluding bulk wine. Our other principal Chilean competitors, namely Concha y Toro, Santa Rita and Santa Carolina had market shares of 37%, 6% and 4%, respectively.

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

In March 2005, we entered into an association agreement with the second largest pisco producer in Chile, Control. A new entity was created under the name of “Compañía Pisquera de Chile S.A.”, and each company contributed assets and commercial brands. As part of this agreement, we assumed some of Control’s financial liabilities. Currently we own 80% of Compañía Pisquera de Chile and Control owns the remaining 20%.

In May 2007, we added a new spirit category, rum, the second most consumed spirit in Chile and the fastest growing spirit category during the last six years. The alcohol to produce the rum is imported and we finish the production process locally. We sell rum under our proprietary brand “Sierra Morena” in four varieties: Añejado, Extra Añejado, Blanco and Imperial.

The Chilean Pisco and Rum Markets. Traditionally, beer, wine and pisco have been the principal alcoholic beverages consumed in Chile. During the last seven years, rum consumption has been growing. We estimate that annual pisco consumption in Chile was 38 million liters, or approximately 2.3 liters per capita in 2008. In addition, we estimate that annual rum consumption in Chile was 16 million liters, or approximately 1 liter per capita during 2008.

The table below sets forth our estimates of pisco and rum consumption in Chile during each of the last five years:

Year	Total Pisco Sales Volume (1)	Pisco per Capita (2)	Total Rum Sales Volume (1)	Rum per Capita (2)

	(in millions of liters)	(liters)	(in millions of liters)	(liters)

2004	45	2.8	4	0.3
2005	47	2.9	6	0.3
2006	42	2.6	9	0.5
2007	40	2.4	12	0.7
2008	38	2.3	16	1.0
________________ (1)Based on our sales data and information from Nielsen.
(2)Population estimated in accordance with the national census of April 2002.

We estimate that total pisco consumption in Chile decreased at a four-year compounded annual growth rate of 4.1% between 2004 and 2008. During 2008, the pisco market decreased 5.0%, due to higher competition from substitutes, mainly rum, and significant price increases. We estimate that total rum consumption in Chile increased at a four-year compounded annual growth rate of 41.4% between 2004 and 2008. During 2008, the rum market increased 33.3% from the prior year, due to higher preference from consumers and higher prices of pisco.

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

Spirits Production and Marketing in Chile. Our production of spirits in Chile generated net sales of Ch$39,248 million, Ch$43,377 million and Ch$41,888 million representing 6.1%, 6.3% and 5.4% of our total net sales in 2006, 2007 and 2008, respectively. The increases experienced during these periods, are mainly due to the agreement we entered into with Control in March 2005, and our entry into the rum market.

We produce and market ultra premium, premium, medium-priced and popular-priced pisco brands in Chile, as well as premium and medium-priced rum. The following table shows our principal pisco brands:

Ultra premium	Premium	Medium-priced	Medium-priced	Popular-priced
pisco brands	pisco brands	pisco brands	RTD brands	pisco brands

Control C	Mistral	Campanario	Campanario Sour	La Serena
Mistral Nobel		Ruta Norte	Campanario Sour Light
Tres Erres			Campanario Pica
Horcón Quemado			Campanario Mango
Campanario Mango Light
Campanario Berries
Campanario Chirimoya Colada
Campanario Melon Colada
Campanario Melon Tuna Colada
Campanario Cola de Mono
Campanario Vaina
Ruta Sour
Ruta Sour Pica
Ruta Sour Light
Ruta Sour Mango
Ruta Sour Berries
Ruta Piña Colada

After the completion of the Compañía Pisquera de Chile transaction with Control, we expanded our proprietary brands portfolio considerably, adding to our Ruta Norte brand family (that represented 16% of our pisco sales volume during 2008), our Campanario brand family in the mainstream and sour categories (accounting for 45% of our pisco sales), as well as Control C, Mistral Nobel and Tres Erres in the ultra premium segment, Mistral in the premium segment and La Serena in the convenience category.

In the rum market, our proprietary brands are Sierra Morena Añejado in the medium-priced segment, Sierra Morena Extra Añejado in the premium segment and Sierra Morena Imperial in the ultra-premium segment.

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

In 2006, 2007 and 2008, the percentage of spirits sales attributable to each of these distribution channels in Chile was as follows:

Percentage of Total Spirits Sold

Distribution Channels	2006	2007	2008

Supermarkets	48%	45%	44%
Off-premise retail	25%	28%	27%
On-premise retail	5%	7%	6%
Wholesalers	22%	20%	23%

Total	100%	100%	100%

As of December 31, 2008, we had more than 15,000 customers for our spirits in Chile, none of whom accounted for more than 2% of our total spirits sales by volume, with the exception of four large supermarket chains that represented a combined total of 32%. During 2008, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains. We do not maintain any long-term contractual arrangements for the sale of spirits with any of our customers in Chile.

The following table sets forth our pisco sales volume in Chile, by category, during each of the last four years:

Category	2005	2006	2007	2008

(in millions of liters)

Ultra premium	-	-	0.5	0.2
Premium	3.7	5.1	5.8	5.6
Medium-priced	7.5	5.6	4.9	3.3
Medium-priced mix (1)	6.3	7.1	7.7	7.7
Popular-priced	2.8	2.6	1.3	1.3

Total	20.3	20.5	20.2	18.1

(1) Sours and Cream cocktails

The average price, based on December 2008 Chilean pesos, for our spirits in Chile has increased at a four-year compounded annual rate of 6.6%, from Ch$1,524 per liter in 2004 to Ch$1,969 per liter in 2008.

In 2008, our spirits were produced at four plants which are located in the Third and Fourth Regions of Chile. The bottling process was done in one bottling facility. Only Horcón Quemado is produced and bottled in a third-party plant.

Raw Materials. The principal raw and packaging materials used in our production of pisco and rum are purchased grapes, purchased wine, cane alcohol, bottles, caps and cardboard boxes. Grapes are purchased under long-term contracts with members of Control. Nevertheless, various alternative sources of supply can be used when they are attractive. We principally purchased the bottles from Cristalerías Chile and Cristalerías Toro S.A.I.C.

Prices of principal raw materials used in pisco and rum production in Chile have not been volatile in the years covered by this report. However, from time to time, prices of grapes, wine and alcohol vary depending on demand and supply factors.

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

Sales, Transportation and Distribution. We distribute all of our spirits in Chile directly to retail, supermarket and wholesale customers through CCU’s sales and distribution platform and with a dedicated sales force of 85 salesmen in the territories where Comercial CCU and/or Comercial Patagona do not operate. This system enables us to maintain frequent contact with our customers, obtain more timely and accurate marketing-related information, and maintain good working relationships with our retail customers.(See “Business Overview-Summary-Distribution Network”).

Since 2003, after production, bottling and packaging, our spirits are either stored at one of our production facilities or transported to a network of 17 warehouses which are located throughout Chile and are either owned or leased by us. These warehouses are part of CCU’s sales and distribution system.

Our customers make payment for our products either in cash at the time of delivery or in accordance with one of various credit arrangements. Payment on credit sales for spirits is generally due 55 days from the date of delivery. Credit sales accounted for 54% of our spirits sales in Chile in 2008. Losses on credit sales of spirits in Chile have not been significant.

Geographical Markets. Santiago and the surrounding areas (referred to as the Metropolitan Region) account for approximately 40% of the population of Chile and accounted for approximately 42% of our spirits sales by volume in 2008.

Competition. According to Nielsen figures our estimated share of the Chilean pisco market, over the last four years is as follows:

Year	Our Chilean Market Share for Pisco

2005	46%
2006	45%
2007	46%
2008	46%

Our principal competitor in the pisco business is Cooperativa Agrícola Pisquera Elqui Ltda., or Capel, which is the market leader. According to Nielsen numbers, in 2008 we had 46% market share.

Our competitor Capel has nine production facilities located in the Third and Fourth Regions of Chile and distributes its products throughout the country. Capel uses its own sales force, as well as third party distributors. We estimate that the sales of Capel’s brands of pisco by volume accounted for approximately 53% of total pisco sales in 2007 and 52% in 2008, according to Nielsen figures. We estimate that Capel had an annual production capacity of approximately 50 million liters of pisco which represents more than twice of our annual nominal production capacity.

Pisco is a spirit that is produced only in the northern part of Chile and the southern part of Peru. For this reason, imported pisco is not a significant component of the Chilean pisco market. We estimate that imports accounted for less than 1% of total pisco sales by volume during 2008.

According to Nielsen calculations, our estimated average share of the Chilean rum market was 13% in 2008 and 9% for October-November 2007. Our principal competitors in the rum business are Mitjans S.A. and certain imported brands such as Pampero, Bacardi and Barceló.

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

Starting 2008, PLASCO began selling pre-forms to Aguas CCU Nestlé which blows the pre-forms into bottles at its own production facilities in Santiago and Coinco.

Prices of principle raw materials required by our PLASCO subsidiary have not been volatile except for the PET resins that depend on oil prices as well as market factors. However, from time to time, prices of various materials vary depending on demand and supply factors.

In 2008, all pre-forms, returnable and non-returnable plastic bottle needs of ECUSA were supplied directly by PLASCO with the exception of five-liter bottles, which are bought by ECUSA in small quantities from third party suppliers. During 2008, PLASCO sold 301 million bottles and 72.4 million pre-forms. Of all bottles supplied by PLASCO, approximately 97% of the pre-forms were manufactured and blown into bottles by PLASCO. Approximately 96% of all the pre-forms sold were manufactured by PLASCO and later blown into bottles by Aguas CCU Nestlé . The remaining bottles and pre-forms were bought by PLASCO and then transferred to ECUSA. PLASCO has, to date, not made any bottle sales to third parties.

Plastic bottle and pre-form sales by volume increased from 346.3 million in 2007 to 373.4 million in 2008. PLASCO’s net sales of Ch$27,231 million, operating income of Ch$2,315 million and net income of Ch$818 million in 2008, represented an increase of 0.3%, and 11.5%, and a decrease of 39%, respectively, over 2007.

Confectionery

In January 2004, we entered the confectionery business by means of a joint venture between our subsidiary ECUSA (currently, this investment belongs to our subsidiary CCU Inversiones S.A.) and Empresas Lucchetti S.A. (currently, Industria Nacional de Alimentos S.A.), a subsidiary of Quiñenco, with a 50% interest each in Calaf S.A. (which has been renamed “Foods Compañía de Alimentos S.A.”), a corporation that acquired the trademarks, assets and know-how, among other things, of Calaf S.A.I.C. and Francisca Calaf S.A., traditional Chilean candy makers, renowned for more than a century. In August 2005, Calaf acquired the assets and know-how of Bortolaso S.A., a cookie factory with more than 50 years of existence in the country, enabling Calaf to increase its presence in the most important segment of the confectionery business. In October 2007, Calaf acquired the traditional cereal brand Natur, allowing Calaf to enter and commence growing in the quickly developing healthy foods category. In August 2008 Foods bought 50% of Alimentos Nutrabien S.A. the leading company in home-made sweet snacks products. The three brands — Calaf, Natur and Nutrabien — have niche products aimed at specific market segments. This niche segmentation along with enhancement in formula and raw materials, is expected to improve the company’s brand equity. We sell Food’s products through CCU’s sales platform, with the potential to reach more than 90,000 clients and with a dedicated sales force that serves the supermarket chains.

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

There are currently no material legal or administrative proceedings pending against us in Chile with respect to any regulatory matter, with the exception of a complaint submitted before the Free Competition Defense Court. On March 24, 2008, the National Economic Prosecutor notified our subsidiary, Cervecera CCU Chile Ltda. of a complaint filed with the Free Competition Defense Court, which claimed the abuse by CCU Chile of its dominant market position, as evidenced by exclusivity clauses imposed on hotels, restaurants, pubs, bars and discotheques, which prohibit the commercialization by these establishments of beers produced by CCU Chile’s competitors. The complaint requested that CCU Chile be fined the maximum permitted under Chilean antitrust law, 20,000 UTA (Unidad Tributaria Annual, or annual tax unit, as of May 31, 2008, approximately Ch$8,420 million), or a fine which the Court considers appropriate. On April 16, 2008, CCU Chile filed its reply, citing economic and legal arguments in support of dismissal of the complaint. CCU Chile and the National Economic Prosecutor signed a settlement agreement that was approved by the Free Competition Defense Court and no fine was imposed on CCU Chile. A copy of the settlement can be found at our web site www.ccu-sa.com or www.ccu.cl.

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

Heineken, the Dutch brewer, is one of the largest brewers in the world with operations in more than 170 countries and 56,208 employees worldwide. Heineken group beer volume was 126 million hectoliters during 2008, the main brands being Heineken and Amstel. In 2008, Heineken had 125 breweries in over 70 countries. Around 59% of its revenues were made in Western Europe.

The following table provides our significant subsidiaries as of April 2009:

Subsidiaries	Country	Ownership Interest

CCU Chile	Chile	100.00%
CCU Argentina	Argentina	95.96%
ECUSA	Chile	99.94%
Aguas CCU-Nestlé (1)	Chile	80.00%
VSPT	Chile	50.01%
CPCh	Chile	80.00%
(1) See Our Non-Alcoholic Business: Once the Nestlé Waters Chile SA option exercise is perfectioned,the ownership will be 50.10%.

Property, Plant and Equipment

Set forth below is information concerning our production facilities as of December 31, 2008, all of which are owned and operated by us or our subsidiaries:

	Nominal Installed

	Monthly Production	Utilized Capacity	Average Utilized Capacity	Facility Size (3)

	Capacity	During Peak Month (1)	During 2008 (2)	(square meters)

	(in million liters)

Beer Production Facilities
Santiago	52.2	86.3%	70.5%	117,988
Antofagasta (4)	5.6	36.9%	27.5%	31,886
Temuco	12.0	110.1%	77.5%	50,876
Valdivia	0.8	109.7%	70.9%	3,786

Chile Total	(5) 65.0	91.0%	71.8%	204,536

Santa Fe	24.6	97.5%	84.8%	58,989
Salta	6.0	79.5%	45.7%	10,866
Luján (6)	24.0	75.0%	35.6%	68,872

Argentina Total	54.6	85.7%	58.9%	138,727

Soft Drink Production
Facilities
Santiago	93.3	52.3%	44.0%	131,550
Talcahuano	10.5	26.1%	20.5%	26,079
Antofagasta	3.6	73.0%	51.4%	3,642

Total	107.4	50.5%	41.9%	161,270

Mineral Water Production
Facilities
Coinco	39.1	38.0%	26.7%	16,658
Casablanca	2.0	14.5%	9.7%	3,317

Total	41.1	36.9%	25.9%	19,976

__________
(1) Based on the year ended December 31, 2008. Utilized Capacity During Peak Month is equal to production output as a percentage of Nominal Installed Production Capacity during our peak month for each respective plant. Nominal Installed Monthly Production Capacity is defined as production capacity for current production/packaging mix for a period of 25 days per month and 3 shifts per day.The implicit slack (spare) capacity does not necessarily measure real slack capacity. We believe that real production capacity is less than the nominal installed production capacity as adjustments are required for real machinery performance, packaging mix, availability of returnable bottles, seasonality within the months and other factors. As a result, we believe that the peak monthly capacity utilization rates shown above understate real capacity utilization and that slack capacity is overstated. We estimate that during the peak month in 2008, the real slack capacity amounted to approximately 2.6 million liters in Chilean beer, 5.1 million liters in Argentine beer, 15.6 million liters in soft drinks and 16.2 million liters in Chilean mineral water.
(2) Average Utilized Capacity during 2008 equals the plant’s total production output as a percentage of nominal installed annual production capacity in 2008. Nominal installed annual production capacity is calculated by multiplying the Nominal Installed Monthly Production Capacity by 11 months (on average, an equivalent of one month period is required each year for maintenance and repairs). Given the seasonal nature of our beer production and sales, these figures underestimate capacity utilization during peak months.
(3) Facility size equals total built area including warehousing logistics activities
(4) Tank Storage capacity and transport.
(5) Does not include Antofagasta storage capacity. Currently, the Santiago plant produces concentrated beer which is tankered to the Antofagasta plant for bottling.
(6) Luján’s production facility was incorporated in April 2008

Our installed vinification and storage capacity is shown in the table below:

	Installed Vinification	Storage Capacity in Tanks	Facility Size

	Capacity (1)	and Barrels	(square meters)

	(million liters)	(million liters)

Wine Production Facilities
Lontué	0.0	14.0	24,709
Molina	23.0	38.0	50,307
Santa Helena	2.1	2.0	7,134
Totihue	0.7	0.6	5,374
Tarapacá (2)	6.5	13.2	27,481
Viña Mar (2)	2.5	3.0	8,086
Casa Rivas (2)	2.5	2.8	4,315
Misiones de Rengo (2)	5.0	8.1	17,174

Chile Total	42.3	81.6	144,580

Finca La Celia	7.5	7.5	9,675
Tamarí (2)	2.0	2.5	3,418

Argentina Total	9.5	10.0	13,093

(1) Considers, in average, two times tank capacity utilization.
(2) Installations incorporated in December 2008, pursuant to the merger of VSP and VT

As of December 31, 2008, VSPT had a nominal filling capacity of 34,500 liters per hour at its Lontué plant, 27,000 liters per hour at its Molina plant, 7,500 liters per hour at its Tarapacá plant, 4,500 liters per hour at its Misiones de Rengo Plant and 1,800 liters per hour at its Viña Mar plant. At Finca La Celia, in Argentina, VSPT had a nominal filling capacity of 6,000 liters per hour.

Our installed spirits production capacity is shown in the table below:

	Installed Production	Facility Size

	Capacity (1)	(square meters)

	(million liters)

Spirits Production Facilities
Pisco Elqui	1.2	12,032
Sotaquí	7.5	12,078
Monte Patria	7.5	33,726
Salamanca	2.9	8,746
Ovalle (2)	0	13,723

Total	19.2	80,306

(1) On the basis of 26°GL production
(2) The Ovalle plant is a bottling facility.

As of December 31, 2008, we had a nominal bottling capacity of 9,940 liters per hour at our Ovalle plant (13,723 square meters).

For information regarding environmental matters, see “Environmental Matters”.

Environmental Matters

Chile

Our operations are subject to both national and local regulations in Chile relating to the protection of the environment. Regarding human health, the fundamental law in Chile is the Health Code, which establishes minimum health standards and regulates air and water quality, as well as sanitary landfills.

The local Sanitary Authority is the governmental entity in charge of the enforcement of these rules and has the faculty to impose fines.

The environmental framework is given by Law N°19,300, enacted in 1994, as amended, which includes not only environmental protection rules but also ones concerning the preservation of natural resources. Among other matters, it creates the environmental impact assessment system which requires any future project or major amendment of an existing activity that may affect the environment to evaluate the possible impacts, in order to fulfill related regulations and to implement mitigation, compensation and restoration measures. Our latest projects have been successfully submitted to this system, where the environmental national public entity, the National Environmental Commission, has given the respective authorizations.

The Law N° 19,300 also creates a mechanism of point sources emission limits and environmental quality standards that are developed and detailed by specific regulations. In this sense, there is a special regulation for wastewater discharges into sewage system, and another regulation for wastewater discharges into superficial water bodies, in both cases pursuant to a schedule of deadlines. Over the years, CCU implemented specific action plans in each operation, optimizing those emissions and, based on the location and wastewater quality, invested in highly efficient treatment plants. Such plants are also designed to generate boiler-suitable biogas. In all material respects, we are in compliance with the Act and the regulations, having fulfilled at each relevant stage all requirements prescribed by them.

Due to the high levels of air pollution in the Santiago metropolitan area, the Authorities have implemented a decontamination plan, which includes different levels of air quality, and certain measures that can be imposed to industries. In case of emergency situations, those companies comprising the industries classified as producing the highest emissions of particle and gas emissions must suspend their activities. In all material respects, we comply with current regulations applicable to both our beer and soft drink facilities in the Santiago metropolitan area.

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

The most important environmental statute in Argentina is the Hazardous Waste Act (Law 24,051) which, although a federal law, has been strictly adhered to in no more than three provinces. When certain federal tests indicate the need, the provisions of the Hazardous Waste Act are enforced. The application of the provisions of the Hazardous Waste Act depend upon the magnitude of the public health risk and whether those conditions exist in more than one province. Hazardous waste is defined so as to cover any residue that may cause harm, directly or indirectly, to human beings that may pollute the soil, water, atmosphere or the environment in general. Generally, claims involving hazardous waste give rise to strict liability in the event of damage to third parties. In addition, each province in which we operate facilities has enacted environmental legislation with broad and generic goals, as well as water codes and related agencies to regulate the use of water and the disposal of effluents in the water.

Over the last several years CCU Argentina has implemented a complete program for the treatment of its industrial waste, which involves the separation, collection, and reusing of the generated solid waste as well as a wastewater treatment plant. The waste program is part of our constant effort to improve environment-related conditions. The main features of the plant are its productions of biogas which is used as boiler fuel, its minimum space requirements and its low electric power consumption, which make it perfectly suitable for the urban context where it is located.

The regulation of matters related to the protection of the environment is not as well developed in Argentina as in the United States and certain other countries. Accordingly, we anticipate that additional laws and regulations will be enacted over time with respect to environmental matters. While we believe that we will continue to be in compliance with all applicable environmental regulation, we cannot assure you that future legislative or regulatory developments will not impose restrictions on us, which could result in material adverse effects.

ITEM 4A: Unresolved Staff Comments

Not applicable.

ITEM 5: Operating and Financial Review and Prospects

Overview

We are a diversified beverage company operating principally in Chile and Argentina. We are the largest brewery in Chile, the second largest brewery in Argentina, the third largest soft drinks producer in Chile, the largest mineral water and bottled nectar producer in Chile, the third largest wine player in Chile, the second largest pisco producer in Chile, and we also participate in the confectionery industry in Chile. Our beer and soft drink products include a wide range of proprietary, licensed and imported brands.

We face certain key challenges and risks associated with our business. These risks include competition within the market place, managing operating costs and the integration and expansion of new products. We currently have approximately 86% of the Chilean beer market; however, competitors are investing in this market and launching new products, therefore, we must concentrate on competitive pricing and marketing strategies to maintain our market share. Operating costs are subject to variations depending on plant efficiency, product mix and production cycles, and also on US$ commodities prices and the rate of exchange from Chilean pesos to US$ or Euro. Our main costs include cost of raw and packaging materials, distribution and marketing costs. We continue to sell and deliver new products to our customers, including products through new licensing agreements and new products through internal development.

Our results analysis are based on our Chilean GAAP financials which have not material differences at the operational level, with the US GAAP financials. (see Note 24).

In 2008, we reached new historical records in sales volumes, net sales revenues and operating income, obtaining an operating income of Ch$121,066 million. We had consolidated net sales of Ch$781,789 million, of which 36.4% was accounted for by our beer sales in Chile, 18.3% by our beer sales in Argentina, 25.5% by our non alcoholic beverages sales in Chile, 12.7% by wine sales, 5.4% by spirits sales and the remainder by sales of other products. Our sales revenues increased 14.3% over the prior year as we increased sales of existing products, introduced new products into the market and incorporated new operations such as the acquisition of ICSA in Argentina, the merger of Viña Tarapacá into Viña San Pedro and the acquisition of 50% of Alimentos Nutrabien S.A. for the confectionary business . Operating income increased 9.7% as a result of a combination of higher revenues coupled with higher costs and expenses. Our net income declined by 4.2% mainly due to the absence of a non-recurring profit in 2007 related to our agreement with Nestlé .

Outlook. We had a very successful 2008. All of our business segments improved their operating income except for our beer segment in Chile Although in general the raw material and oil prices are down, during the first quarter 2009 we continue to face high costs for certain raw materials, in particular for malt.

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

We prepare our financial statements in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. Note 24 to the consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and total shareholders’ equity for the years ended December 31, 2006, 2007 and 2008. Chilean inflation for the periods covered by the consolidated financial statements was significantly higher than in the past recent years: 2.1% in 2006, 7.4% in 2007 and 8.9% in 2008. Chilean GAAP requires that our consolidated financial statements recognize certain effects of inflation. Accordingly, except where otherwise indicated, financial data have been restated in constant pesos of December 31, 2008 purchasing power.

The following table presents the net sales and operating income, and related percentage as a component of net sales, for each of our product segments, expressed in millions of Chilean pesos as of December 31, 2008:

	Year Ended December 31,
	2006		2007		2008
Net Sales		(millions of Ch$, except percentages)
Beer Chile Segment (1)	Ch$254,572	39.9%	Ch$270,507	39.5%	Ch$284,567	36.4%
Beer Argentina Segment (1)	67,610	10.6%	75,434	11.0%	143,437	18.3%
Non alcoholic Beverages Segment (2)	175,985	27.6%	188,337	27.5%	199,111	25.5%
Wine Segment (3)	89,176	14.0%	94,746	13.9%	99,560	12.7%
Spirits Segment (4)	39,247	6.1%	43,377	6.3%	41,888	5.4%
Other (5)	11,767	1.8%	11,801	1.7%	13,228	1.7%

Total	Ch$638,357	100.0%	Ch$684,201	100.0%	Ch$781,789	100.0%

Operating Income
Beer Chile Segment (1)	Ch$70,203	75.3%	Ch$75,643	68.5%	Ch$73,802	61.0%
Beer Argentina Segment (1)	4,461	4.8%	4,393	4.0%	10,042	8.3%
Non alcoholic Beverages Segment (2)	14,181	15.2%	18,411	16.7%	21,893	18.1%
Wine Segment (3)	1,391	1.5%	6,197	5.6%	6,982	5.8%
Spirits Segment (4)	834	0.9%	3,385	3.1%	5,876	4.9%
Other (5)	2,137	2.3%	2,379	2.2%	2,470	2.0%

Total	Ch$93,207	100.0%	Ch$110,407	100.0%	Ch$121,066	100.0%

(1) Includes sales of beer, beer by-products and other products such as malt, spent grain and yeast.
(2) Includes sales of carbonated and non-carbonated soft drinks, nectar, mineral and purified water, sports and energy drinks, tea and related merchandise.
(3) Includes sales of wine, by-products and other products such as labels and corks.
(4) Includes sales of pisco,cocktails rum and by-products.
(5) Includes sales of confectionery products and the operating income of the plastic bottle division.

The following table presents operating results in millions of pesos and as a percentage of net sales:

	Year Ended December 31,
	2006		2007		2008
	(millions of Ch$, except percentages and sales volume data)
Net Sales	Ch$638,357	100.0%	Ch$684,201	100.0%	Ch$781,789	100.0%
Cost of Goods Sold	(303,963)	(47.6%)	(321,562)	(47.0%)	(369,739)	(47.3%)

Gross Profit	Ch$334,394	52.4%	Ch$362,639	53.0%	Ch$412,050	52.7%
Selling and Administrative Expenses	(241,187)	(37.8%)	(252,232)	(36.9%)	(290,985)	(37.2%)

Operating Income	Ch$93,207	14.6%	Ch$110,407	16.1%	Ch$121,066	15.5%
Non-Operating Income	9,146	1.4%	22,050	3.2%	4,420	0.6%
Non-Operating Expenses	(19,937)	(3.1%)	(20,759)	(3.0%)	(20,133)	(2.6%)
Price-Level Restatement and Exchange	(741)	(0.1%)	(4,924)	(0.7%)	(5,450)	(0.7%)
Differences
Income Taxes	(16,649)	(2.6%)	(18,152)	(2.7%)	(14,085)	(1.8%)
Minority Interest	275	0.0%	(2,374)	(0.3%)	(3,187)	(0.4%)

Net Income	Ch$65,301	10.2%	Ch$86,248	12.6%	Ch$82,631	10.6%

Sales volume (1):
Beer (Chile) (2)	470.8		491.1		516.8
Beer (Argentina)	244.4		272.2		367.8
Non Alcoholic beverages	518.3		544.9		577.7
Wine (3)	94.2		105.8		101.0
Spirits (4)	20.5		21.6		21.1

(1) In millions of liters.
(2) Free samples for promotions are considered in sales volume.
(3) Includes sales of wine in Argentina for the domestic market, which equaled 1.1 million liters in 2006, 1.7 million liters in 2007 and 1.4 million liters in 2008, and wine exports from Argentina, totaling 4.7 million liters in 2006, 6.4 million in 2007 and 4.8 million in 2008. Includes bulk sales export in Chile and Argentina of 9.2 million liters in 2008.
(4) Includes sales of pisco in 2006 and sales of pisco and rum since 2007.

FISCAL YEAR ENDED DECEMBER 31, 2008 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2007

Net Sales

Our net sales were Ch$781,789 million in 2008 compared to Ch$684,201 million in 2007, representing a 14.3% increase, which is mainly due to higher sales volumes in beer, both Chile and Argentina, and in non alcoholic beverages. Prices measured in Chilean pesos were higher in the Argentine beer and in the wine segment. The net sales performance of each of our business segments during 2008 is described below:

Beer Chile: Our net sales of beer in Chile increased 5.2% to Ch$284,567 million in 2008, from Ch$270,507 million in 2007. This increase was due to a 5.2% increase in sales volume and a 0.3% decrease in unit price. Higher sales volumes were mainly a result of our ACC Plan (Aumento de Consumo de Cerveza, or increase in beer consumption) which was implemented in 2001 and which comprises a range of strategic measures, including product and packaging innovations, the development of new distribution channels and improvements in marketing and point-of-sale execution.

Beer Argentina: Our net sales of beer in Argentina increased 90.1% to Ch$143,437 million in 2008, from Ch$75,434 million in 2007. This increase was due to 35.1% higher beer sales volume and 39.1% increase in per unit price in Chilean pesos. In U.S. dollar terms, the average per unit price increased 18.6% . Higher volumes are due to the acquisition of ICSA in April 2008, which resulted in the addition of three new beer brands: Imperial, Bieckert and Palermo and a brewing facility in Luján. Higher prices were mainly due to price increases implemented during the year and a higher premium product mix.

Non Alcoholic beverages: Our net sales of non-alcoholic beverages increased 5.7% to Ch$199,111 million in 2008, from Ch$188,337 million in 2007. This increase in sales was due to a 6.0% increase in sales volume, partially off set by a 0.4% decrease in unit price. Higher sales volume is due to increases of 6.2%, 7.4% and 4.5% in soft drinks, nectars and water volumes. Higher soft drinks and water sales are mainly due to positive effects from increased consumer spending and slightly lower average prices in real terms.

The low calories brand extentions and the functional beverages performed well, although they do not have a significant participation in the mix of non-alcoholic beverages.

Wine: Our net sales of wine increased 5.1% to Ch$99,560 million in 2008, from Ch$94,746 million in 2007. The increase in sales is due to a 0.4. % decrease in sales volume, offset by an average 7.8% increase in unit prices. The decrease in sales volume was the result of an increase of 0.7%in the Chilean domestic market and lower sales volume of 1.2% and 3.9% in the Chilean exports and Argentine wine, respectively. The increase in unit prices is due to 9.9%, 4.5% and 30.3% higher unit prices in the domestic market,,Chilean exports and Argentine wine, respectively.

Spirits: Our net sales of spirits decreased 3.4% to Ch$41,888 million in 2008, from Ch$43,377 million in 2007. This decrease in sales is due to a 2.5% decrease in sales volume and a 0.2% lower per unit price. Lower volume and price is mainly due to consumers habit changes towards other imported liquor.

Cost of Goods Sold

Our cost of goods sold consists primarily of the cost of raw materials, packaging, labor costs for production personnel, depreciation of assets related to production, depreciation of returnable bottles, licensing fees, bottle breakage and costs of operating and maintaining plants and equipment. Our cost of goods sold in 2008 was Ch$369,739 million compared to Ch$321,562 million in 2007. As a percentage of net sales, cost of goods sold was 47.3% in 2008 and 47.0% in 2007. Our cost of goods sold for each business segment during 2008 is described below:

Beer Chile: Our cost of goods sold for our Chilean beer segment increased by 14.0% to Ch$117,901 million in 2008, from Ch$103,389 million in 2007. This increase was due to higher costs of raw materials in US$, higher sales mix of premium and one-way products, higher energy costs and higher adjustments related to bottle warranties. Cost of goods sold as a percentage of net sales increased from 38.2% in 2007 to 41.4% in 2008.

Beer Argentina: Our cost of goods sold for our Argentine beer segment increased by 83.9% to Ch$70,163 million in 2008, from Ch$38,148 million in 2007. Cost of goods sold as a percentage of net sales decreased from 50.6% in 2007 to 48.9% in 2008, mainly due to higher costs of raw materials, higher sales of Heineken, Budweiser and one-way products, higher personnel and energy costs, plus the costs associated to the ICSA plant acquisition in April 2008 and the larger production volume.

Non Alcoholic beverages: Our cost of goods sold for our non alcoholic beverage segment increased by 6.0% to Ch$94,262 million in 2008, from Ch$88,966 million in 2007. This increase was due to higher direct costs due to higher sales volume and higher energy costs. Cost of goods sold as a percentage of net sales increased from 47.2% in 2007 to 47.3% in 2008.

Wine: Our cost of goods sold for our wine segment decreased by 1.9% to Ch$58,262 million in 2008, from Ch$59,418 million in 2007. This decrease was mainly due to lower costs of grapes in 2008. Cost of goods sold as a percentage of net sales decreased from 62.7% in 2007 to 58.5% in 2008.

Spirits: Our cost of goods sold for our spirits segment decreased by 13.6% to Ch$20,899 million in 2008, from Ch$24,180 million in 2007. Cost of goods sold as a percentage of net sales decreased from 55.7% in 2007 to 49.9% in 2008, mainly due to the lower costs of grapes in 2008.

Gross Profit

Our gross profit increased 13.6% to Ch$412,050 million in 2008, from Ch$362,639 million in 2007. This increase was due to an increase in our sales above the increase in cost of goods sold. As a percentage of net sales, gross profit decreased from 53.0% in 2007 to 52.7% in 2008.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses, or SG&A, primarily include advertising and promotional expenses, salaries of administrative personnel, maintenance, general expenses, transportation costs and services provided by third parties. Our SG&A increased 15.4% in 2008 to Ch$290,985 million, from Ch$252,232 million in 2007. As a percentage of net sales, our SG&A increased from 36.9% in 2007 to 37.2% in 2008. The SG&A performance of each business segment during 2008 is described below:

Beer Chile: The SG&A of our Chilean beer segment increased 1.5% to Ch$92,863 million in 2008, from Ch$91,475 million in 2007. The increase in SG&A is mainly due to higher distribution expenses, partially offset by lower salary expenses and investment in marketing. As a percentage of net sales, our SG&A decreased from 33.8% in 2007 to 32.6% in 2008, mainly due to the dilution of fixed expenses as a result of higher sale volumes.

Beer Argentina: The SG&A of our Argentine beer segment increased 92.2% to Ch$63,231 million in 2008, from Ch$32,893 million in 2007. The increase in SG&A is mainly due to higher distribution expenses, higher investment in marketing and higher personnel expenses. As a percentage of net sales, our SG&A increased from 43.6% in 2007 to 44.1% in 2008,.

Non Alcoholic beverages: The SG&A of our non alcoholic beverage segment increased 2.5% to Ch$82,955 million in 2008, from Ch$80,960 million in 2007. This increase is mainly due to higher distribution expenses. As a percentage of net sales, our SG&A for this segment decreased from 43.0% in 2007 to 41.7% in 2008, mainly due to the dilution of fixed expenses as a result of higher sale volumes.

Wine: The SG&A of our wine segment increased 17.8% to Ch$34,316 million in 2008, from Ch$29,131 million in 2007. This increase in SG&A is mainly related to the consolidation of Viña Tarapacá as of October 1, 2008. As a percentage of net sales, our SG&A for this segment increased from 30.7% in 2007 to 34.5% in 2008.

Spirits: The SG&A of our spirits segment decreased 4.4% to Ch$15,113 million in 2008, from Ch$15,812 million in 2007. This decrease in SG&A is mainly due to lower marketing expenses. As a percentage of net sales, our SG&A for this segment decreased from 36.5% in 2007 to 36.1% in 2008.

Operating Income

Our operating income increased by 9.7% in 2008 to Ch$121,066 million as compared to Ch$110,407 million in 2007. As a percentage of net sales, operating income, or operating margin, decreased from 16.1% in 2007 to 15.5% in 2008. The operating income performance of each of our business segments during 2008 is described below:

Beer Chile: The operating income from our Chilean beer segment decreased by 2.4% to Ch$73,802 million in 2008, from Ch$75,643 million in 2007. Our operating margin for this segment decreased from 28.0% in 2007 to 25.9% in 2008.

Beer Argentina: The operating income from our Argentine beer segment, measured in Chilean pesos, increased by 128.6% to Ch$10,042 million in 2008, from Ch$4,393 million in 2007. The results of this business segment are affected by the fluctuation of the Chilean peso vis a vis the U.S. dollar. Measured in U.S. dollars, operating income increased 89.8% . Our operating margin for this segment increased from 5.8% in 2007 to 7.0% in 2008.

Non Alcoholic beverages: The operating income from our non alcoholic beverage segment increased by 18.9% to Ch$21,893 million in 2008, from Ch$18,411 million in 2007. Our operating margin for this segment increased from 9.8% in 2007 to 11.0% in 2008.

Wine: The operating income from our wine segment increased by 12.7% to Ch$6,982 million in 2008, from Ch$6,197 million in 2007. Our operating margin for this segment increased from 6.5% in 2007 to 7.0% in 2008.

Spirits: The operating income from our spirits segment increased by 73.6% to Ch$5,876 million in 2008, from Ch$3,385 million in 2007. Our operating margin for this segment increased from 7.8% in 2007 to 14.0% in 2008.

Non-Operating Income

Our non-operating income decreased 80.0% to Ch$4,420 million in 2008, as compared to Ch$22,050 million in 2007. This decrease is mainly due to the absence of a one-time gain of Ch$16,193 million in the sale of shares of the water business to Nestlé in 2007, lower interest gained from investments in banks and other financial institutions, change in the valuation of our subsidiaries’ inventories in 2007 and the reversal of an investment valuation provision also in 2007.

Non-Operating Expenses

Our non-operating expenses decreased 3.0% to Ch$20,133 million in 2008 as compared to Ch$20,759 million in 2007. This decrease is mainly due to Ch$1,691 million in lower losses of unconsolidated affiliates, Ch$1,773 million in lower severance indemnities partially offset by Ch$2,767 million in higher interests expenses.

Price-Level Restatement and Exchange Gains

The price-level restatement of our non-monetary assets, liabilities and equity due to Chilean inflation and foreign exchange fluctuations resulted in a net loss of Ch$5,449 million in 2008, as compared to a net loss of Ch$4,924 million in 2007. These results are largely due to the effect of a higher inflation rate in 2008 compared to 2007, over the Company’s composition of monetary assets and liabilities. A loss in price-level restatement results from holding monetary assets in excess of monetary liabilities during inflationary periods, or from holding foreign currency denominated liabilities in excess of foreign currency denominated assets during periods of devaluation of the Chilean peso.

Income Taxes

Our income taxes for 2008 amounted to Ch$14,085 million, translating into an effective consolidated tax rate of 14.1% . Income taxes in 2007 amounted to Ch$18,152 million translating into an effective consolidated tax rate of 17.0% . In 2008, our effective consolidated tax rate was lower than the Chilean statutory rate of 17%, mainly due to a reduction in our income tax resulting from an overseas investment restructuring.

In accordance with Chilean law, a Chilean company and each of its domestic subsidiaries calculate and pay taxes in Chile on a separate basis rather than on a consolidated basis. As of December 31, 2008, the Company had available tax loss carryforwards of Ch$37,779 million, our consolidated subsidiaries had available tax loss carryforwards of Ch$18,619 million in Chile and Ch$3,919 million in Argentina. Our Chilean subsidiaries with the most significant tax loss carryforwards include Viña Altaïr S.A. with Ch$10,398 million, Viña Urmeneta S.A. with Ch$4,139 million and Compañía Pisquera de Chile S.A. with Ch$2,,666 million. In Argentina, our subsidiary Finca La Celia had tax loss carryforwards of Ch$3,919 million. In Chile, there is no legal expiration date prescribed by law with respect to tax loss carryforwards; however, in Argentina tax loss carryforwards are subject to a five-year expiration date. The extent to which we can utilize such tax loss carryforwards in the future will depend upon the amount of income earned by each subsidiary and the specific tax loss carryforwards available to that particular entity. Dividends paid to us by CCU Argentina will be included in our taxable income in Chile, and will be governed by the applicable regulations of the Chilean tax authorities. We will receive a full credit against income tax in Chile with respect to such dividends for income taxes paid by the Argentine subsidiaries. On December 30, 1998, a 1% tax on assets was implemented in Argentina. This tax can be used as a credit to income tax and is subject to a four-year expiration date.

Minority Interest

Minority interest decreased from negative Ch$2,374 million in 2007 to negative Ch$3,187 million in 2008. This decrease was mainly due to better results in Aguas CCU-Nestlé Chile S.A., Compañía Pisquera de Chile S.A. and Compañía Industrial Cervecera S.A.

Net Income

Our net income in 2008 was Ch$82,631 million, a decrease of 4.2% compared to 2007’s net income of Ch$82,648 million. The decrease in net income is due to lower income before income taxes and minority interest, partially offset by higher minority interest and lower income taxes.

FISCAL YEAR ENDED DECEMBER 31, 2007 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2006

Net Sales

Our net sales were Ch$684,201 million in 2007 compared to Ch$638,357 million in 2006, representing a 7.2% increase, which is mainly due to higher sales volumes and prices in all our categories, with the exception of prices of beer Argentina – measured in Chilean pesos – and the average price for the wine segment. The net sales performance of each of our business segments during 2007 is described below:

Beer Chile: Our net sales of beer in Chile increased 6.3% to Ch$270,507 million in 2007, from Ch$254,572 million in 2006. This increase was due to a 4.3% increase in sales volume and a 1.9% increase in unit price. Higher sales volumes were mainly a result of our ACC Plan (Aumento de Consumo de Cerveza, or increase in beer consumption) which was implemented in 2001 and which comprises a range of strategic measures, including product and packaging innovations, the development of new distribution channels and improvements in marketing and point-of-sale execution.

Beer Argentina: Our net sales of beer in Argentina increased 11.6% to Ch$75,434 million in 2007, from Ch$67,610 million in 2006. This increase was due to 11.4% higher beer sales volume, partially offset by a 0.5% decrease in per unit price in Chilean pesos. In US dollar terms, per unit price increased 15.1% . Higher volumes are due to an improvement in the Argentine economy. Higher prices were mainly due to price increases implemented during the year and a higher premium product mix.

Non Alcoholic beverages: Our net sales of soft drinks and mineral water increased 7.0% to Ch$188,337 million in 2007, from Ch$175,985 million in 2006. This increase in sales was due to a 5.1% increase in sales volume and a 1.8% increase in unit price. Higher sales volume is due to increases of 5.2% and 20.1% in soft drinks and nectars volumes, respectively, partially offset by a 2.1% decrease in mineral water volumes. Higher soft drinks sales are mainly due to positive effects from increased consumer spending and increased sales of Watt’s nectars due to the strength of the brand. Lower mineral water sales volume is due to the poor performance of the Cachantun product “Mas”, a flavored mineral water launched in 2005, which experienced higher competition from flavored purified waters. Higher prices were due to a price increase of 1.6% in soft drinks, partially offset by 0.6% and 0.1% lower per unit prices for nectars and mineral water, respectively.

Wine: Our net sales of wine increased 6.2% to Ch$94,746 million in 2007, from Ch$89,176 million in 2006. This increase in sales is mainly due to a 4.5% increase in sales of bottled wine and a 40.7% increase in sales of bulk wine. The increase in sales of bottled wine is due to a 6.3% increase in sales volume, partially offset by a 1.7% decrease in unit prices. The increase in sales volume was the result of 5.8%, 4.7% and 26.0% higher sales volume in Chilean exports, Chilean domestic market and Argentine wine, respectively. The decrease in unit prices is due to 9.2% lower unit prices in the domestic market, partially offset by a 1.4% and a 12.5% higher unit price of Chilean exports and Argentine wine, respectively.

Spirits: Our net sales of spirits increased 10.5% to Ch$43,377 million in 2007, from Ch$39,247 million in 2006. This increase in sales is due to a 5.5% increase in sales volume and a 3.9% higher per unit price. Higher volume and price is mainly due to our entry into the rum market in May 2007.

Cost of Goods Sold

Our cost of goods sold consists primarily of the cost of raw materials, packaging, labor costs for production personnel, depreciation of assets related to production, depreciation of returnable bottles, licensing fees, bottle breakage and costs of operating and maintaining plants and equipment. Our cost of goods sold in 2007 was Ch$321,562 million compared to Ch$303,963 million in 2006. As a percentage of net sales, cost of goods sold was 47.0% in 2007 and 47.6% in 2006. Our cost of goods sold for each business segment during 2007 is described below:

Beer Chile: Our cost of goods sold for our Chilean beer segment increased by 9.5% to Ch$103,389 million in 2007, from Ch$94,434 million in 2006. This increase was due to higher costs of raw materials, higher sales mix of premium and one-way products and energy costs, partially offset by higher adjustments related to bottle warranties. Cost of goods sold as a percentage of net sales increased from 37.1% in 2006 to 38.2% in 2007.

Beer Argentina: Our cost of goods sold for our Argentine beer segment increased by 16.1% to Ch$38,148 million in 2007, from Ch$32,861 million in 2006. Cost of goods sold as a percentage of net sales increased from 48.6% in 2006 to 50.6% in 2007, mainly due to higher costs of raw materials, higher sales of Heineken, Budweiser and one-way products, higher personnel and energy costs, in addition to the costs related to the agreement with ICSA to produce in the Luján plant.

Non Alcoholic beverages: Our cost of goods sold for our soft drinks and mineral water segment increased by 5.7% to Ch$88,966 million in 2007, from Ch$84,171 million in 2006. This increase was due to the higher direct costs due to higher sales volume and higher energy costs, partially offset by lower personnel costs. Cost of goods sold as a percentage of net sales decreased from 47.8% in 2006 to 47.2% in 2007.

Wine: Our cost of goods sold for our wine segment decreased by 3.6% to Ch$59,418 million in 2007, from Ch$61,647 million in 2006. This decrease in cost of goods sold was mainly due to lower costs of grapes in 2007. Cost of goods sold as a percentage of net sales decreased from 69.1% in 2006 to 62.7% in 2007.

Spirits: Our cost of goods sold for our spirits segment increased by 3.1% to Ch$24,180 million in 2007, from Ch$23,456 million in 2006. Cost of goods sold as a percentage of net sales decreased from 59.8% in 2006 to 55.7% in 2007, mainly due to the lower costs of grapes in 2007.

Gross Profit

Our gross profit increased 8.4% to Ch$362,639 million in 2007, from Ch$334,394 million in 2006. This increase was due to an increase in our sales. As a percentage of net sales, gross profit increased from 52.4% in 2006 to 53.0% in 2007.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses, or SG&A, primarily include advertising and promotional expenses, salaries of administrative personnel, maintenance, general expenses, transportation costs and services provided by third parties. Our SG&A increased 4.6% in 2007 to Ch$252,232 million, from Ch$241,187 million in 2006. As a percentage of net sales, our SG&A decreased from 37.8% in 2006 to 36.9% in 2007. The SG&A performance of each business segment during 2007 is described below:

Beer Chile: The SG&A of our Chilean beer segment increased 1.7% to Ch$91,475 million in 2007, from Ch$89,935 million in 2006. The increase in SG&A is mainly due to higher distribution expenses, partially offset by lower depreciation charges and investment in marketing. As a percentage of net sales, our SG&A decreased from 35.3% in 2006 to 33.8% in 2007, mainly due to the dilution of fixed expenses as a result of higher sale volumes.

Beer Argentina: The SG&A of our Argentine beer segment increased 8.6% to Ch$32,893 million in 2007, from Ch$30,288 million in 2006. The increase in SG&A resulted mainly due to higher distribution expenses, higher investment in marketing and higher personnel expenses. As a percentage of net sales, our SG&A decreased from 44.8% in 2006 to 43.6% in 2007, mainly due to the dilution of fixed expenses as a result of higher sale volumes.

Non Alcoholic beverages: The SG&A of our soft drinks and mineral water segment increased 4.3% to Ch$80,960 million in 2007, from Ch$77,633 million in 2006. This increase resulted mainly due to higher investment in marketing and distribution expenses, partially offset by lower depreciation charges. As a percentage of net sales, our SG&A for this segment decreased from 44.1% in 2006 to 43.0% in 2007, mainly due to the dilution of fixed expenses as a result of higher sale volumes.

Wine: The SG&A of our wine segment increased 11.5% to Ch$29,131 million in 2007, from Ch$26,138 million in 2006. This increase in SG&A is mainly due to higher investment in marketing, higher expenses related to personnel and higher distribution expenses. As a percentage of net sales, our SG&A for this segment increased from 29.3% in 2006 to 30.7% in 2007.

Spirits: The SG&A of our spirits segment increased 5.7% to Ch$15,812 million in 2007, from Ch$14,957 million in 2006. This increase in SG&A is mainly due to higher investment in marketing, personnel and distribution expenses. As a percentage of net sales, our SG&A for this segment decreased from 38.1% in 2006 to 36.5% in 2007, mainly due to the dilution of fixed expenses as a result of higher sale volumes.

Operating Income

Our operating income increased by 18.5% in 2007 to Ch$110,407 million as compared to Ch$93,207 million in 2006. As a percentage of net sales, operating income, or operating margin, increased from 14.6% in 2006 to 16.1% in 2007. The operating income performance of each of our business segments during 2007 is described below:

Beer Chile: The operating income from our Chilean beer segment increased by 7.7% to Ch$75,643 million in 2007, from Ch$70,202 million in 2006. Our operating margin for this segment increased from 27.6% in 2006 to 28.0% in 2007.

Beer Argentina: The operating income from our Argentine beer segment, measured in Chilean pesos, decreased by 1.5% to Ch$4,393 million in 2007, from Ch$4,461 million in 2006. The results of this business segment are affected by the appreciation of the Chilean peso. Therefore, measured in US dollars, operating income increased 14.8% . Our operating margin for this segment decreased from 6.6% in 2006 to 5.8% in 2007.

Non Alcoholic beverages: The operating income from our soft drinks and mineral water segment increased by 29.8% to Ch$18,411 million in 2007, from Ch$14,181 million in 2006. Our operating margin for this segment increased from 8.1% in 2006 to 9.8% in 2007.

Wine: The operating income from our wine segment increased by 345.5% to Ch$6,197 million in 2007, from Ch$1,391 million in 2006. Our operating margin for this segment increased from 1.6% in 2006 to 6.5% in 2007.

Spirits: The operating income from our spirits segment increased by 305.9% to Ch$3,385 million in 2007, from Ch$834 million in 2006. Our operating margin for this segment increased from 2.1% in 2006 to 7.8% in 2007.

Non-Operating Income

Our non-operating income increased 141.1% to Ch$22,050 million in 2007, as compared to Ch$9,146 million in 2006. This increase is mainly due to a one-time gain of Ch$16,193 million in the sale of shares of the water business to Nestlé, partially offset by a Ch$3,292 million lower income in the sale of properties and other assets held for sale during 2007.

Non-Operating Expenses

Our non-operating expenses increased 4.1% to Ch$20,759 million in 2007 as compared to Ch$19,937 million in 2006. This increase is mainly due to Ch$2,200 million in higher equity in loss of unconsolidated affiliates and Ch$1,847 million in higher severance indemnities, partially offset by Ch$1,885 million in restructuring costs during 2006 and Ch$1,227 million lower amortization of goodwill in 2007.

Price-Level Restatement and Exchange Gains

The price-level restatement of our non-monetary assets, liabilities and equity due to Chilean inflation and foreign exchange fluctuations resulted in a net loss of Ch$4,924 million in 2007, as compared to a net loss of Ch$741 million in 2006. These results are largely due to the higher inflation rate in 2007 compared to 2006, over the Company’s composition of monetary assets and liabilities. A gain in price-level restatement results from holding monetary liabilities in excess of monetary assets during inflationary periods, or from holding foreign currency denominated assets in excess of foreign currency denominated liabilities during periods of devaluation of the Chilean peso.

Income Taxes

Our income taxes for 2007 amounted to Ch$18,152 million, translating into an effective consolidated tax rate of 17.0%. Income taxes in 2006 amounted to Ch$16,649 million translating into an effective consolidated tax rate of 20.4%. Our effective consolidated tax rate in 2007 was the same as the Chilean statutory rate of 17%. In 2006, our effective consolidated tax rate was higher than the Chilean statutory rate of 17%, mainly due to a reduction of positive deferred income tax resulting from our subsidiary CCU Argentina, due to a lower recognition of tax loss carryforwards.

In accordance with Chilean law, a Chilean company and each of its domestic subsidiaries calculate and pay taxes in Chile on a separate basis rather than on a consolidated basis. As of December 31, 2007, our consolidated subsidiaries had available tax loss carryforwards of Ch$20,241 million in Chile and Ch$2,536 million in Argentina. Our Chilean subsidiaries with the most significant tax loss carryforwards include Viña Altaïr S.A. with Ch$10,135 million, Viña Urmeneta S.A. with Ch$5,446 million, Transportes CCU Ltda. with Ch$2,487 million and Compañía Pisquera de Chile S.A. with Ch$2,171 million. In Argentina, our subsidiary with the most significant tax loss carryforwards is Finca La Celia with Ch$2,536 million. In Chile, there is no legal expiration date prescribed by law with respect to tax loss carryforwards; however, in Argentina tax loss carryforwards are subject to a five-year expiration date. The extent to which we can utilize such tax loss carryforwards in the future will depend upon the amount of income earned by each subsidiary and the specific tax loss carryforwards available to that particular entity. Dividends paid to us by CCU Argentina will be included in our taxable income in Chile, but will be governed by the applicable regulations of the Chilean tax authorities. We will receive a full credit against income tax in Chile with respect to such dividends for income taxes paid by the Argentine subsidiaries. On December 30, 1998, a 1% tax on assets was implemented in Argentina. This tax can be used as a credit to income tax and is subject to a four-year expiration date.

Minority Interest

Minority interest in 2007 decreased from positive Ch$275 million in 2006 to negative Ch$2,374 million in 2007. This decrease was mainly due to better results in VSP, Compañía Cervecera Kunstmann S.A., Compañía Pisquera de Chile S.A. and Aguas CCU-Nestlé Chile S.A.

Net Income

Our net income in 2007 was Ch$86,248 million, an increase of 32.1% compared to 2006’s net income of Ch$65,301 million. The increase in net income is due to our higher income before income taxes and minority interest, partially offset by lower minority interest and higher income taxes during 2007.

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

Most of our monetary assets, principally accounts receivable, and liabilities, principally accounts payable, that are not price-level indexed are short-term and thus are not significantly affected by inflation. However, our liability for deposits on bottles and containers (Ch$8,101 million at December 31, 2007 and Ch$8,568 million at December 31, 2008) is a long-term, non-indexed monetary liability that is affected over time by inflation. The net impact of inflation on our capital expenditures has generally been neutral as all substantial assets constructed or acquired are fixed non-monetary assets and all substantial liabilities incurred in the process of financing capital expenditures are price-level indexed or foreign-currency denominated. Nonetheless, high rates of inflation in the future could have a variety of unpredictable effects on us and could adversely impact our operations.

U.S. GAAP Reconciliation

Our net income under U.S. GAAP for 2006, 2007 and 2008 was Ch$61,921 million, Ch$92,086 million and Ch$93,160 million, respectively, as compared to that reported under Chilean GAAP of Ch$65,301 million, Ch$86,248 million and Ch$82,631 million, respectively. These differences are principally the result of US GAAP adjustments for the:

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
  capitalization of interest cost
  recording of deferred income taxes, and
  adjustment of depreciation on fixed assets which were previously classified as assets held for sale.

Our total shareholders’ equity under U.S. GAAP as of December 31, 2006, 2007 and 2008 was Ch$402,928 million, Ch$435,107 million and Ch$504,217 million, respectively, as compared to that reported under Chilean GAAP for the same period of Ch$408,452 million, Ch$437,556 million and Ch$496,246 million, respectively. The differences between shareholders’ equity under U.S. GAAP and Chilean GAAP are principally the result of US GAAP adjustments for the:

  amortization of goodwill and trademarks
  reversal of gain on sale of land
  reversal of capitalized issuance costs
  reversal of the revaluation of fixed assets and related depreciation reversal of the revaluation of assets held for sale and related depreciation minimum dividends required under Chilean GAAP
  capitalization of interest on assets under construction
  reversal of gain on investment in Viña Altaïr S.A.
  adjustment on derivative financial instruments
  reversal of impairment of fixed assets held for sale
  adjustments of employee severance indemnities
  recording of deferred income taxes (FAS No. 109)
  reversal of negative goodwill from change in CCU Argentina participation, and adjustment of depreciation on fixed assets which were previously classified as assets held for sale.

Liquidity and Capital Resources

Our main source of liquidity has been cash generated by our operating activities, which amounted to Ch$114,445 million, Ch$130,221 million and Ch$119,595 million during 2006, 2007 and 2008, respectively.

Our cash flow from operations and working capital are our primary sources to meet both our short-term and long-term obligations. In the opinion of our management, they are sufficient to this end.

In 2008, our cash flows provided by operating activities totaled Ch$119,595 million. The main component of cash flows generated by operating activities in 2008 was net income of Ch$82,631 million compared to Ch$86,248 million in 2007. In 2008, we recorded a cash gain of Ch$1,227 million compared to a cash gain of Ch$16,618 million in 2007, primarily due to the gain on the sale of investments during 2007. Cash flows from the changes in operating assets and liabilities resulted in the net use of Ch$39,753 million compared to the net use of Ch$7,437 million in 2007. Cash used in 2008, resulted primarily from an increase in our inventories, decrease in income tax payable and in other accounts payable affecting non-operating results.

In 2008, our cash flows used in financing activities totaled Ch$30,077 million compared to Ch$24,283 million in 2007. The main components of cash flows used in financing activities consisted of dividends paid of Ch$52,492 million, repayment of bank borrowings of Ch$6,012 million and repayment of bonds payable of Ch$3,724 million, partially offset by proceeds from bank borrowings of Ch$32,175 million. In 2007, payments of cash dividends were Ch$42,756 million, repayment of bank borrowings was Ch$34,887 million, repayment of bonds payable were Ch$2,831 million and proceeds from bank borrowing were Ch$48,214 million.

In 2008, our cash used in investment activities totaled Ch$160,490 million compared to cash used in investing activities of Ch$52,099 million in 2007. The main components of cash used in investment activities in 2008 consisted of capital expenditures of Ch$63,316 million and investments in affiliates of Ch$96,753 million and other investments in financial instruments Ch$5,690 million, partially offset by the proceeds from the sale of property, plant and equipment of Ch$1,016 million.

There are no material restrictions, either legal or economic, that would limit our ability to transfer funds (i.e., dividends, loans, or advances) from our subsidiaries to us.

As of December 31, 2008, we had Ch$30,584 million in cash, time deposits and marketable securities, which does not include Ch$19,320 million corresponding to readjustable promissory notes issued by the Central Bank and purchased under resale agreements. Indebtedness, including accrued interest, amounted to Ch$247,535 million as of December 31, 2008. Short-term indebtedness included:

  Ch$17,323 million of short-term obligations to banks and financial institutions under certain lines of credit described below,
  Ch$64,739 million representing the current portion of long-term debt to banks.
  Ch$4,344 million representing the current portion of long-term public bonds, and

As of December 31, 2008, long-term indebtedness, excluding the current portion, comprised:

  Ch$103,690 million of long-term obligations to banks, and
  Ch$57,439 million of long-term obligations to the public represented by bonds.

On November 12, 2008, the Company entered into to Ch$30,000 million, two year unsecured, loan agreement. This credit agreement has a variable rate of 30 days TAB + 0.19% and can be prepaid without penalty in any monthly anniversary of the loan. On April 2, 2009 the Company issued two series of notes for UF 3 million and UF 2 million for a total of Ch$104,188 million in order to refinance said loan and the US$100 million syndicated loan due in November 2009. The conditions of the bonds are as follows:

	“I” Series	“H” Serie

UF amount	3 million	2 million

Term	5 years	21 years

Duration	4.63 years	11.5 years

Amortization	Bullet	Since year 11

Interest rate	UF+3.00%	UF+4.25%

On November 23, 2007, the Cayman Islands Branch of Compañía Cervecerías Unidas S.A. entered into a US$70 million, five-year unsecured, loan agreement. This credit agreement had a variable interest rate of LIBOR + 0.27% in U.S. dollars. The amortization of the loan will be done in one payment at the maturity date. Interest payments are on a semi-annual basis. We expect to repay this debt with the cash generated by our operating activities.

To avoid the exchange and interest risks of this loan, we entered into a cross currency interest rate swap agreement for the total of the loan. As a consequence, we replaced the risk of the exchange rate and LIBOR fluctuations for this credit agreement, by a fixed rate of 2.75% in Unidad de Fomento, or UF, a daily indexed peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.

As of December 31, 2008, we were required, under our debt covenants then in effect, to maintain certain financial ratios. The most significant covenants required us to maintain a consolidated interest coverage ratio (the ratio of operating income plus depreciation and operating amortization to interest expenses) equal to or higher than 3.00 to 1.00, to maintain a consolidated leverage ratio (the ratio of financial debt to operating income plus depreciation and operating amortization) equal or lower than 3.00 to 1.00, and a minimum consolidated equity of UF15 million (as of December 31, 2008, approximately Ch$321,789 million). Furthermore, we were required to maintain an indebtedness ratio (the ratio of total liabilities to shareholders’ equity) no greater than 1.5 to 1.0 on a consolidated basis and 1.7 to 1.0 on an unconsolidated basis, as well as a ratio of our unpledged assets over our unsecured liabilities of at least 1.2, on both a consolidated and unconsolidated basis.

At December 31, 2008, we met all our financial debt covenants and had a consolidated interest coverage ratio of 14.39 to 1, a consolidated leverage ratio of 1.49 to 1. Our consolidated equity as of December 31, 2008 was Ch$496,246 million (UF23.1 million). Our indebtedness ratio was 0.89 and 0.82 on an unconsolidated and consolidated basis, respectively. The ratios of unpledged assets over unsecured liabilities were 2.12 and 2.22 on an unconsolidated and consolidated basis, respectively.

None of our indebtedness, or that of our subsidiaries, contains any term that restricts our ability to pay dividends, except for our syndicated loan and local bonds that require us to maintain a minimum consolidated equity of UF15 million (as of December 31, 2008, approximately Ch$321,789 million).

The following table summarizes debt obligations held by us as of December 31, 2008. The table presents principal payment obligations in millions of Chilean pesos by interest rate structure, financial instrument and currency, with their respective maturity dates and related weighted-average interest rates:

Interest-Bearing Debt as of December 31, 2008
(millions of Ch$, except percentages)

Expected Maturity Date
Fixed rate	Average Int. Rate		2009	2010	2011	2012	2013	Thereafter	TOTAL

Ch$ (UF) (1)	Bonds	3.9%	Ch$6,089	5,943	5,798	5,652	5,507	52,131	81,120
Ch$ (UF) (1)(2)	Banks	5.8%	15,042	14,212	2,295	1,283	1,104	30,629	64,565
US$	Banks	8.5%	2,856	-	-	-	-	-	2,856
Argentine pesos	Banks	20.0%	1,354	-	-	-	-	-	1,354

TOTAL			Ch$25,341	20,155	8,093	6,935	6,611	82,760	149,895

Variable rate	Average Int. Rate		2009	2010	2011	2012	2013	Thereafter	TOTAL

Ch$ (3)	Banks	9.5%	4,001	33,103	-	-	-	-	37,104

US$ (4)	Banks	2.8%	69,586	1,800	1,800	46,191	-	-	119,377

TOTAL			Ch$73,587	34,903	1,800	46,191	-	-	156,481

(1)	A UF (Unidad de Fomento) is a daily indexed, peso-denominated monetary unit. The UF is set daily in advance based on the previous month's inflation rate.
(2)	Banks and Financial Institutions.
(3)	The TAB rate as of December 31, 2008 was applied until maturity.
(4)	Includes the US$100 million syndicated loan and the US$70 million loan, which are hedged through cross-currency interest rate swap agreements. LIBOR as of December 31, 2008 was applied until maturity.

To hedge our market risks, we hold debt obligations in various currencies and enter into derivatives contracts. See “Item 11: Quantitative Information About Market Risk.”

Our treasury policy is to invest in highly liquid financial instruments issued by first class financial institutions. Investments are made primarily in Chilean pesos and U.S. dollars. As of December 31, 2008, we had invested Ch$37,094 million in Chilean peso related instruments and Ch$1,120 million in U.S. dollar related instruments.

The following table summarizes financial instruments, including time deposits, marketable securities and securities purchased pursuant to repurchase agreements, held by us as of December 31, 2008:

Short-Term Financial Instruments

(millions of Ch$)

Ch$	37,094
US$	1,120

TOTAL	38,214

Capital Expenditures Commitments

Our plans for capital expenditures through 2012 period are displayed in the following table. The information is presented in constant Chilean pesos of December 31, 2008.

Business Unit	2009	2010	2011	2012

	(Ch$ Millions as of December 2008)

Beer Chile
Machinery and equipment	8.670	13.784	22.731	26.820
Packaging	3.192	2.567	5.304	5.462
Marketing assets	2.687	2.535	4.897	4.970
Software and hardware	98	70	86	86
Others	145	54	102	182
Total	14.793	19.009	33.120	37.520

Beer Argentina
Machinery and equipment	2.097	4.129	1.482	11.082
Packaging	2.267	988	1.976	3.388
Marketing assets	989	1.131	2.422	2.561
Software and hardware	191	56	113	113
Others	54	38	169	169
Total	5.598	6.343	6.163	17.314

Non alcoholic beverages
Machinery and equipment	2.823	3.717	10.457	4.085
Packaging	5.037	2.090	4.317	4.548
Marketing assets	2.723	2.126	4.292	4.493
Software and hardware	5	5	11	11
Others	15	62	123	123
Total	10.603	8.000	19.200	13.261

Wine
Machinery and equipment	2.014	143	291	297
Packaging	915	384	892	1.003
Marketing assets	89	120	244	249
Software and hardware	274	101	234	201
Others	654	222	476	499
Total	3.946	970	2.138	2.249

Spirits
Machinery and equipment	1.353	1.151	1.067	1.039
Packaging	12	5	0	0
Marketing assets	65	54	64	21
Software and hardware	3	0	0	0
Others	52	12	21	0
Total	1.485	1.222	1.153	1.060

Others	7.110	29.512	16.019	9.694

Total	43.534	65.056	77.793	81.097

During the years 2009 through 2012, we plan to make capital expenditures mainly to adapt, update and increase production capacity, install new packaging lines, enhance environmental protection, optimize our distribution system and warehouse facilities, invest in additional returnable bottles and crates to replace obsolete inventories, adapt to new packaging formats and support industry volume growth. Capital expenditures are also focused on improving management information systems and making additional investments in marketing assets.

We review our capital investment program periodically and changes to the program are made as appropriate. Accordingly, we cannot assure you that we will make any of these proposed capital expenditures at the anticipated level or at all. In addition, we are analyzing the possibility of making acquisitions in the same or related beverage businesses, either in Chile or in other countries of South America’s southern cone. Our capital investment program is subject to revision from time to time due to changes in market conditions for our products, general economic conditions in Chile, Argentina and elsewhere, interest, inflation and foreign exchange rates, competitive conditions and other factors.

We expect to fund our capital expenditures through a combination of internally generated funds and long term indebtedness.

Contractual Obligations

The following table summarizes our known contractual obligations as of December 31, 2008:

	Payments due by period
	(unaudited, in million of Chilean pesos)

		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years

Long-Term Debt Obligations (1)	270,570	97,893	62,880	57,666	52,131
Capital Lease Obligations (2)	35,806	1,035	2,071	2,071	30,629
Operating Lease Obligations (3)	75,898	40,621	24,310	3,193	7,775
Purchase Obligations (4)	153,057	45,612	27,338	21,192	58,915
Other Long-Term Liabilities (5)	8,568	-	-	-	8,568

Total	543,899	185,160	116,599	84,122	158,017
__________ (1) Includes long-term bank loans, bonds payable and related interests. Ch$ 30,000 1-3 years were prepaid in May 2009.
(2) Includes our obligation to lease our new headquarter building (see Note 10 to the financial statements).
(3) Includes real state property, vineyards and warehouse leases, as well as marketing contracts.
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

d) Severance Indemnities: As of December 31, 2008, the liabilities for mandatory severance indemnities have been determined at their current value, based on the accrued cost of the benefit, using an annual discount interest rate of 6% (6% in 2007). The calculation also considers the estimated years of service that the personnel will have at the date of their retirement. In the case of the costs for severance indemnities that resulted from changes in the collective contractual agreements, which included increasing the agreed benefits, these effects have been recognized as an asset and are being amortized on the basis of the average expected term of permanence of the employees in the Company.

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

Trend Information

The Chilean economy experienced growth of 3.2% in 2008, after an increase of 4.7% in 2007. The GDP growth slowed down during the end of 2008, showing an increase of only 0.2% in the last quarter as compared to an average growth of 4.2% in the previous 3 quarters. The economy trend slow down has continued during 2009, decreasing 2.1% during the first quarter and expecting a growth between minus 1.0% and 0% for the whole year, according to the Central Bank of Chile. On the domestic side of the economy during 2008, the internal demand increased 7.4%, private consumption increased 4.3% and capital accumulation grew by 19.5% . Internal demand decreased by 0.2% in the last quarter 2008 with a 0.8% private consumption increase (the lowest since the third quarter of 1999) and a government spending increase of 2.7% . Nevertheless, the inflation rate reached 7.1% in 2008 and 4.5% in the twelvemonth period ended in April 2009. We cannot assure you that our products’ consumption will vary in the same proportion as the overall economic indicators, since there is no perfect correlation. The conditions in particular sectors of the economy may have different impact in our business. Factors such as competition and changes in relative prices among the various type of beverages can affect the consumption of our products. In particular, our beer brands in Chile may face increased competition from other brewers as well as from alcoholic beverages, such as wine and spirits, and non-alcoholic beverages, such as soft drinks. Historically, beer consumption in Chile historically has been influenced by changes in domestic wine prices. Increases in domestic wine prices tend to increase beer consumption, while reductions in wine prices have reduced or slowed down the growth of beer consumption. For example, during 2005 beer consumption and wine prices increased significantly. However, in 2006, beer consumption grew significantly but wine prices decreased. Recently, as a result of a smaller 2008 wine harvest and the higher international demand for Chilean wine, the price of bulk wine increased. Similarly, the price of soft drinks has decreased relative to the price of beer over the past few years due to lower packaging costs and the introduction of larger packaging formats, which may also affect further growth in beer consumption.

Since 2005, the Argentine government has restricted gas exports to Chile due to supply problems in that country. This situation has increased the costs of operating our beer production plants in Chile and Argentina, as well as our soft drinks plants in Chile. Additionally, it has increased electrical power costs related to these same gas restrictions. We do not need additional investments because our boilers can work with gas or with alternative fuels, such as diesel oil or butane gas. In addition, the new plant built in Quintero to process imported GNL (liquefied natural gas) will start its operation in August 2009, bringing relief to the energy issue.

After four years of recession in Argentina, during 2003, the economy stabilized, evidenced by significant increases in consumption and in the recovery of prices in the beer industry. This positive trend has continued throughout 2004, 2005, 2006, 2007 and 2008, when GDP grew 9.0%, 9.2%, 8.5%, 8.7% and 7.0%, respectively. Nevertheless, further recovery in Argentina will depend on deep structural reforms in many areas, including regulations in several markets, as well as the solution of the local energy crisis and an increase in investments to support current economic growth.

Revenues from CCU Argentina, in Chilean pesos, are also subject to the volatility of exchange rates of the Chilean peso, U.S. dollar and Argentine peso in any given period. This volatility may also affect the level of income reported from our foreign operations under Chilean GAAP.

ITEM 6: Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth certain information with respect to our executive officers and members of our board of directors, as of April 2009:

Directors	Position	Position Held Since	At CCU Since

Guillermo Luksic (1)	Chairman of the Board	September 1990	November 1986
	and Director	(Chairman) November
1986 (Director)
John Nicolson (2)	Vice Chairman of the	November 2008 (Vice	October 2008
	Board and Director	Chairman) October 2008
(Director)
Andrónico Luksic (1)	Director	November 1986	November 1986
Giorgio Maschietto	Director	April 2001	April 2001
Manuel José Noguera	Director	May 1987	May 1987
Carlos Olivos	Director	October 2003	October 2003
Philippe Pasquet	Director	June 2003	June 2003
Francisco Pérez (3)	Director	July 1998	February 1991
Alberto Sobredo	Director	April 2007	April 2007

Senior Management	Position	Position Held Since	At Company Since

Patricio Jottar	Chief Executive Officer	July 1998	July 1998
Marcela Achurra	Legal Affairs Manager	February 2005	September 1995
Javier Bitar	Viña San Pedro Manager	January 2008	May 2004
Marisol Bravo	Corporate Affairs and	June 1994	July 1991
Public Relations Manager
Theodorus De Rond	CCU Chile Manager	September 2007	September 2007
Pablo De Vescovi	Human Resources	September 1998	November 1994
Manager
Francisco Diharasarri	ECUSA Manager	October 2003	June 1985
Roelf Duursema	General Comptroller	January 2005	November 2004
Alvaro Fernández	Cía. Pisquera de Chile	March 2005	September 1998
Manager
Armin Kunstmann	Chairman of Cía.	May 2002	November 2006
Cervecera Kunstmann
Dirk Leisewitz	Corporate Operations	January 2005	December 1987
Manager
Hugo Ovando	Development Manager	September 2002	September 1997
Ricardo Reyes	Chief Financial Officer	July 2005	July 1996
Fernando Sanchis	CCU Argentina Manager	May 1995	November 1994

(1)	Mr. Guillermo Luksic and Mr. Andrónico Luksic are brothers.
(2)	Our Board of Directors, at its meeting held on October 1, 2008, appointed Mr. John Nicolson as Director following the resignation of Mr. Massimo von Wunster as Vice Chairman and Director. Mr. Nicholson was appointed Vice Chairman of the Board on November 5, 2008
(3)	Mr. Francisco Pérez was our Chief Executive Officer between 1991 and 1998.

Guillermo Luksic (53), has served as our Chairman of the Board and Director since September 1990 and November 1986, respectively. He is currently Chairman of the Board of Directors of Quiñenco S.A., CCU Chile Ltda., ECUSA, CCU Argentina S.A., Viña San Pedro Tarapacá S.A., Telefónica del Sur S.A. and Madeco S.A., as well as a member of the board of directors of several other companies, including CICSA, Compañía Pisquera de Chile S.A., Banco de Chile, Antofagasta plc. and IRSA.

John Nicolson (55), has served as our Director since October 2008 and was appointed as Vice Chairman in November 2008. He is currently President of Heineken Americas, having joined from Scottish&Newcastle following its acquisition by Heineken N.V. He is also a member of Heineken’s Executive Committee, a board member of United Breweries India and a member of Edinburgh University’s Advisory Board. He received a degree in Marketing and Economics at the University of Strathclyde, Scotland, and also completed the Executive Programme at Carnegie Mellon University, USA and the Directors’ Forum at London Business School, United Kingdom.

Andrónico Luksic (55), has served as our Director since November 1986. He is currently Chairman of the Board of SM Chile S.A., Vice Chairman of the Board of Banco de Chile, Quiñenco S.A. and LQIF S.A., as well as a member of the board of directors of several other companies, including Madeco S.A.

Giorgio Maschietto (69), has served as our Director since April 2001, and served as our Vice Chairman of the Board from April 2001 until May 2007. He is also currently a member of the board of directors of Viña San Pedro S.A., ECUSA, Cervecera Chile Ltda., CCU Argentina S.A., CICSA, Compañía Pisquera de Chile S.A., IRSA, Cecinas San Jorge S.A. and Multitiendas Corona S.A. Until his retirement in 1998, he held several positions at Unilever in Italy, United Kingdom and Chile. He studied chemical engineering at the Catholic University of Valparaíso.

Manuel José Noguera (59), has served as our Director since May 1987. He is currently Chief Legal Counsel of Quiñenco S.A. and senior partner at the law firm Noguera, Larraín y Dulanto Ltda. He has been working with the Luksic group for over 30 years. He is member of the board of several companies, including IRSA, Foods Compañía de Alimentos S.A. and LQ Inversiones Financieras S.A. and he is an advisor to the Board of Madeco S.A. He received his law degree from the Catholic University of Chile.

Carlos Olivos (67), has served as our Director since October 2003. He is currently senior partner at the law firm Guerrero, Olivos, Novoa y Errázuriz Ltda., as well as member of the board of directors of Banco Santander Santiago S.A. He received his law degree from the University of Chile and his Master’s degree in Comparative Jurisprudence from the New York University Law School.

Phillipe Pasquet (70), has served as our Director since June 2003. He has been working for Heineken since 1976. He is member of the board of directors of CCU Argentina S.A., Viña San Pedro S.A., ECUSA, Compañía Pisquera de Chile S.A., Foods Compañía de Alimentos S.A. and IRSA, as well as Florida Bebidas S.A. in Costa Rica and Cervecería Baru-Panamá in Panama. He received degrees from the Ecole Supérieure de Commerce at Dijon, France, the Institut International de Commerce at Paris, and the Centre Européen d’Education Permanente at Fontainebleau, France.

Francisco Pérez (51), has served as our Director since July 1998. He is Chief Executive Officer of Quiñenco S.A. since 1998. Prior to joining Quiñenco, he was our Chief Executive Officer, or CEO, between 1991 and 1998. He is member of the board of several companies, including CCU Argentina S.A., ECUSA, Viña San Pedro S.A., Compañía Pisquera de Chile S.A., IRSA, Madeco S.A., Banco de Chile, Banchile Corredores de Bolsa, LQ Inversiones Financieras S.A., Telefónica del Sur S.A., Cía. de Teléfonos de Coyhaique S.A. and Foods Compañía de Alimentos S.A. He received a degree in Business Administration from the Catholic University of Chile and a Master’s degree in Business Administration from the University of Chicago.

Alberto Sobredo (60), has served as our independant Director since April 2007 when he was appointed by the Pension Fund administrators. He is also currently member of the board of directors and President of the Marketing Circle of ICARE. He held several positions at Gillette, Reckitt & Colman and Unilever, where he was President and CEO of Unilever Latin America until his retirement in January 2007. He received a Doctorate degree in Management Sciences from the University UADE in Argentina.

Patricio Jottar (46), has served as our Chief Executive Officer since 1998. He is also currently a Director of CCU Argentina, ECUSA, Viña San Pedro S.A., Foods Compañía de Alimentos S.A., Cervecería Austral S.A., Aguas CCU-Nestlé Chile S.A. and Compañía Cervecera Kunstmann S.A. and is Chairman of the Board of Compañía Pisquera de Chile S.A.. Prior to joining us, he was Chief Executive Officer of Santander Chile Holding. He received a degree in Business Administration from the Catholic University of Chile and a Master’s degree in Economics and Business Administration from the Instituto de Estudios Superiores de la Empresa (“IESE”), in Barcelona, Spain.

Marcela Achurra (43), is our Legal Affairs Manager and has been with us since 1995. She is also a Director of Aguas CCU-Nestlé Chile S.A. Prior to her current position, she was Legal Counsel of our subsidiary Viña San Pedro S.A. She received her law degree from the Catholic University of Chile.

Javier Bitar (43), is the General Manager of VSPT and has been with us since 2004. Additionally, he is member of the board of Viñas Valles de Chile S.A., a joint venture of VSPT. Prior to his current position, he was Chief Operating Officer of VSPT and General Manager of Viña Santa Helena. Prior to joining us, he was Senior Partner at Grupo Sur Consultores, a boutique consulting firm specializing in management consulting and business process design. He received Bachelor’s and Master’s degrees in Mathematical Engineering from the University of Chile and a diploma in Corporate Finance from the University Adolfo Ibáñez in Chile.

Marisol Bravo (49), is our Corporate Affairs and Public Relations Manager and has been with us since 1991. Prior to her current position, she was Head of Special Projects. Before joining us, she was Assistant Manager of Marketing at Citicorp Mutual Funds. She received a degree in Business Administration from the University of Chile.

Theodorus De Rond (54), is the General Manager of CCU Chile and has been with us since 2007. He is also currently a Director of Cervecería Austral S.A. He has been working with Heineken since 1978, in different countries around the world, in senior marketing and sales positions, as well as General Management. Prior to joining us he was Managing Director of Guinness Anchor Berhad (a joint venture between Asian Pacific Breweries and Diageo) in Malaysia, and before that the Corporate Marketing Director of Heineken in Amsterdam. He received a degree from Retail College of the Netherlands and has studies in Strategic Marketing, Finance and General Management programs from INSEAD in France.

Pablo De Vescovi (56), is our Human Resources Manager and has been with us since 1994. Prior to serving in this capacity, he was Human Resources Manager of ECUSA. Before joining ECUSA he was the Human Resources Manager of Embotelladora Chile S.A. (“Embochile”), a former PepsiCo bottler, and Human Resources Vice President of The Chase Manhattan Bank in Chile. He received a degree in Business Administration from the Catholic University of Chile.

Francisco Diharasarri (48), is the General Manager of ECUSA and has been with us since 1985. Prior to his current position, he was General Manager of CCU Chile, General Manager of ECUSA and General Manager of PLASCO. He is also currently Chairman of the Board of Foods Compañía de Alimentos S.A. and Aguas CCU-Nestlé Chile S.A. He received a degree in Civil Engineering from the University of Chile.

Roelf Duursema (58), is our General Comptroller and has been with us since 2004. He has been working with Heineken since 1978, in different countries around the world, in marketing, sales, finance and information technology positions, as well as General Management. Prior to joining us he was the Director for Corporate Information Technology for the Heineken Group. He received a degree in Mechanical Engineering from the Technical University Delft in the Netherlands and a Master’s degree in Economics from the Erasmus University in Rotterdam.

Alvaro Fernández (42), is the General Manager of Compañía Pisquera de Chile and has been with us since 1998. Prior to his current position, he was General Manager of Pisconor and our Development Manager. He is also Director of Cervecería Austral S.A., Compañía Cervecera Kunstmann S.A., CICSA and Transportes CCU Ltda. Prior to joining us he was Commercial Manager of Santander Life Insurance Company and Vice President of Citicorp. He received a degree in Business Administration from the Catholic University of Chile.

Armin Kunstmann (56), is the Chairman of the Board of Compañía Cervecera Kunstmann S.A., or CCK, and has been with us since 2006. He started its original brewery in 1991, which later became CCK. He is currently Director of Levaduras Collico S.A., a yeast company, and of Austral Incuba, a new business development center of Universidad Austral from Valdivia, an important university in Southern Chile. Prior to his current position, he was General Manager of Levaduras Collico S.A. during 12 years. He received a degree in Chemical Civil Engineering and a Master’s degree in Chemical Engineering from the University Federico Santa María in Chile.

Dirk Leisewitz (63), is our Corporate Operations Manager and has been with us since 1987. He is currently Director of Cervecería Austral S.A., Compañía Cervecera Kunstmann S.A. and Clínica Alemana de Santiago S.A., a major private hospital in Chile. He is also a council of the Universidad Del Desarrollo, a large private university in Chile. Additionally, until April 2008, he was member of the board of the Chilean-German Chamber of Commerce and Industry. Prior to his current position, he was our General Comptroller during 17 years. Prior to joining us, he was Division Manager of the Morgan Guaranty Group in Chile. He received a degree in Industrial Civil Engineering from the University of Chile, and a Master’s degree in Administration and Management from the Catholic University of Louvain in Belgium.

Hugo Ovando (39), is our Development Manager and has been with us since 1997. He is also a Director of Aguas CCU-Nestlé Chile S.A. Prior to his current position, he was Corporate Projects Manager and Investor Relations Manager. He received a degree in Business Administration from the Catholic University of Chile and a Master’s degree in Business Administration from Babson College.

Ricardo Reyes (54), is our Chief Financial Officer and he has been with us since 1996. Prior to his current position, he was the General Manager of VSPT between May 2004 and July 2005, and our Chief Financial Officer for almost 9 years. Prior to joining us, he worked 18 years at Esso Chile Petrolera, an Exxon affiliate, holding the positions of Operations Manager, Financial and Planning Manager, and Information System Manager. He received a degree in Civil Engineering from the Catholic University of Chile.

Fernando Sanchis (48), is the General Manager of CCU Argentina and has been with us since 1995. Prior to joining us, he was Chief Financial Officer of Embochile, a former PepsiCo bottler and held the same position at Uruguay’s PepsiCo’s bottler. He received an accounting degree from the Buenos Aires University of Argentina.

Our senior managers are full time employees, therefore, they do not perform business activities outside us. The principal business activities of our directors are summarized in the following table:

Directors	Business Activities

Guillermo Luksic	Chairman of Quiñenco
Giorgio Maschietto	Director of Companies
Andrónico Luksic	Vice Chairman of Banco de Chile
Manuel José Noguera	Legal Counsel of Quiñenco
Carlos Olivos	Senior Partner of Guerrero, Olivos, Novoa & Errázuriz (law firm)
Philippe Pasquet	Director of Companies related to Heineken
Francisco Pérez	Quiñenco’s CEO
Alberto Sobredo	Director of Companies
John Nicolson	President of Heineken Americas

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

Compensation

For the year ended December 31, 2008, the aggregate amount of compensation paid by us to all our directors was Ch$2,376 million.

The board of directors’ compensation is determined by the shareholders at the annual general shareholders’ meeting and may take into consideration proposals made by the Board. The Board’s compensation, approved at our shareholders’ meeting held on April 20, 2009, consists of an attendance fee per meeting of UF100 per board member and a fee that is twice as much for the Chairman, along with a profit-sharing amount equal to 3% of distributed dividends for all board members, proportionately (prior to 2008 this amount was 5% of distributed dividends). If distributed dividends exceed 50% of our liquid profits, the profit-sharing amount will be calculated over a maximum of 50% of our liquid profits. Additionally, board members who participate in the Directors Committee and Business Committee receive UF25 and UF17, respectively, for each meeting they attend. Furthermore, board members who sit on the Audit Committee receive UF25 monthly. In 2008, the total compensation paid by us and our subsidiaries to each of our directors for services rendered was as follows:

	Attendance	Dividend
Director	meetings fee (1)	Participation	Total

	(thousands of Ch$)
Guillermo Luksic	Ch$110,395	Ch$242,071	Ch$352,466
John Nicolson	2,130		2,130
Massimo von Wunster	19,126	236,699	255,825
Jorge Carey		71,010	71,010
Andrónico Luksic	6,399	236,699	243,098
Giorgio Maschietto	99,427	239,385	338,812
Manuel José Noguera	25,537	236,699	262,236
Carlos Olivos	29,786	236,699	266,485
Philippe Pasquet	97,976	239,385	337,361
Francisco Pérez	97,811	239,385	337,196
Alberto Sobredo	38,296	165,689	203,985

(1) Includes the remuneration for members of the Audit, Directors and Business Committees.

For the year ended December 31, 2008, the aggregate amount of compensation paid to our senior managers, to other managers and to the main executives, was Ch$5,240 million. We do not and are not required under Chilean law to disclose to our shareholders or otherwise make public information as to the compensation of our individual senior managers.

We do not maintain any stock option, pension or retirement programs for our directors or senior managers, with the only exception of VSPT. VSPT’s Extraordinary Shareholders meeting held on July 7, 2005 approved a capital increase to be partially used for stock option programs for the main executives of VSPT and its subsidiaries.

Board Practices

We are managed by our board of directors which, in accordance with our bylaws (Estatutos), is formed by nine directors who are elected at the regular shareholders’ meeting. The entire board of directors is elected for three years and the last election of directors took place in April 2009. The board of directors may appoint replacements to fill any vacancies that occur during periods between annual shareholders’ meetings. If such a vacancy occurs, the entire board of directors must be renewed at the next following shareholders’ meeting. Our senior managers are appointed by the board of directors and hold office at the discretion of the board of directors. There are regularly scheduled meetings of the board of directors once a month; extraordinary meetings are specially summoned by the Chairman at the request of any of the board of directors’ members. The board of directors does not have an executive committee. Nevertheless, we have a Business Committee consisting of certain board members which meets only on those occasions where it is necessary to review issues of special relevance which are later to be considered by the Board. Director service contracts do not contain any provision for benefits upon termination of employment.

Directors Committee. The Chilean Corporations Act was amended, effective December 20, 2000. The following is a summary of the main provisions of the amendment. Under the amendment, the boards of directors of corporations whose market capitalization reaches or exceeds 1.5 million Unidades de Fomento (as of April 30, 2009 approximately Ch$31,491 million) shall designate a comité de directores or “directors committee”. If the market capitalization falls below this threshold, the obligation to designate a directors committee disappears. However, corporations which do not reach the threshold may voluntarily assume the obligations concerning the directors committee, in which case they shall strictly follow the provisions of the amendment.

The directors committee has the following powers and duties:

  to examine the independent accountants’ reports, the balance sheets, and other financial statements submitted by the corporation’s managers or liquidators to the shareholders, and issue an opinion about them prior to their submission for shareholder approval;
  to propose to the board of directors, the independent accountants and the risk rating agencies to be hired, which the board must then propose on the first case and inform on the second, annually to the shareholders. Should the board of directors disagree with the directors committee’s proposal, the board shall be entitled to make its own proposal, submitting both to the shareholders for their consideration;
  to examine the documentation concerning (i) contracts or agreements in which directors have an interest and (ii) transactions between related or affiliated companies, and to produce a written report on such documentation. A copy of the report shall be delivered to the Chairman of the board, who shall read it at the board meeting in which the transaction is presented for approval or rejection;
  to examine the managers’ and principal executives’ remuneration policies and compensation plans; and
  all other matters contemplated in our bylaws or entrusted to the directors committee by a shareholders’ meeting or the board of directors.

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

In addition, the Superintendency of Securities and Insurance may presume that any individual or corporate entity is related to a company if, because of relationships of equity, administration, kinship, responsibility or subordination, the person:

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

The directors committee shall be composed of three members, the majority of which shall be independent. Independent directors are those that would have been elected even if the votes cast in the director’s favor by the controlling shareholder and its related persons had not been counted. However, a majority of directors related to the controlling shareholder is permissible if there are an insufficient number of independent directors. Should there be more than three directors entitled to participate in the directors committee, the board of directors shall elect the members of the directors committee by unanimous vote. Should the board of directors fail to reach an agreement, the matter shall be decided by drawing. In its first meeting after our Annual Shareholders’ Meeting that took place on April 20, 2009, our board appointed as members of our directors committee Messrs. Philippe Pasquet, Francisco Pérez and Alberto Sobredo, of whom the first and the second were appointed through the controlling shareholder’s votes, and the third is an independent director.

The members of the directors committee shall be remunerated. The amount of such remuneration shall be established annually by the shareholders, taking in consideration the duties that the directors’ committee members shall perform. The remuneration of our directors committee members is 25 Unidades de Fomento (as of April 30, 2009, approximately ThCh$525) per assistance to directors committee meeting.

The shareholders shall determine the budget of the directors committee and those of its advisors, and the directors committee shall be allowed to request the recruitment of professionals to fulfill its duties, within the limits imposed by the budget. The activities of the directors committee and its expenses, including its advisors’ expenses, shall be included in the annual report and conveyed to the shareholders. The budget of our directors committee and its advisors is 1,000 Unidades de Fomento (as of April 30, 2009, approximately ThCh$20,994).

Audit Committee. In the session held on April 20, 2009, our board of directors appointed board members Giorgio Maschietto, Carlos Olivos and Alberto Sobredo to be members of the audit committee, in accordance with provisions of the Exchange Act and the Sarbanes-Oxley Act of 2002 applicable to us as a foreign private issuer with securities listed on a U.S. national exchange.

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

Employees

Chile

As of December 31, 2006, 2007 and 2008, we had a total of 3,753, 3,958 and 4,419 permanent employees in Chile, respectively. As of December 2008, 2,331 were represented by 40 labor unions. The average tenure of our permanent employees was approximately eight years.

The following table shows the breakdown of our employees by business segments:

Business	2006	2007	2008

Beer	872	843	729
Non Alcoholic beverages	905	908	873
Wine	480	648	978
Transportes CCU	476	635	734
Others (*)	1,020	924	1,105

Total	3,753	3,958	4,419

_______________ (*) Includes our corporate, pisco, plastic and Comercial CCU divisions

Unionized employees represent approximately 55% of our total permanent workforce. Our management believes it generally has a good relationship with the labor unions representing our employees.

During 2008, 1,038 employees renewed their collective contracts, most of them for a period of two years. The contract renewals are expected to increase the unionized workforce costs between 2.5% and 3.0% .

All employees who are terminated for reasons other than misconduct are entitled by law to receive a severance payment. In the years 2006, 2007 and 2008, we made severance payments in the amounts of Ch$3,159 million, Ch$4,569 million and Ch$3,018 million, respectively. Permanent employees are entitled to the basic payment, as required by law, of one month’s salary for each year, or six-month portion thereof, worked. This condition is subject to a limitation of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981. Severance payments to employees hired before August 14, 1981 are not subject to this limitation. Our employees who are subject to collective bargaining agreements have a contractual benefit to receive a payment in case of resignation, consisting of a payment of one monthly base salary for each full year worked, not subject to a limitation on the total amount payable but subject to a limitation on the total number of employees who can claim the severance benefit during any one year. In 2008, we laid off 339 employees.

We do not maintain any pension fund or retirement program for our employees. Workers in Chile are subject to a national pension fund law which establishes a system of independent pension plans, administered by Administradoras de Fondos de Pensiones (“AFPs”). We have no liability for the performance of the pension plans or any pension payments to be made to the employees.

In addition to our permanent work force, as of December 31, 2008, we had 327 temporary employees, who were hired for specific time periods to satisfy short-term needs.

Argentina

a) Beer Business
As of December 31, 2006, 2007 and 2008, we had a total of 543, 547 and 822, permanent employees respectively. As of December 31, 2008, 378 employees were represented by four labor unions. Three of the labor unions are members of one federation, Federación Argentina de Trabajadores Cerveceros y Afines (the Argentine Beer Workers Federation, or “FATCA”). As of December 31, 2008, the average tenure of our employees in Argentina was approximately ten years. The significant growth of our staff as of December 2008 is due to the acquisition of Inversora Cervecera S.A. (ICSA) in April 2008.

Collective bargaining in Argentina is done on an industry-wide basis, rather than, as in Chile, on a company-by-company basis.

In Argentina, as in Chile, all employees who are terminated for reasons other than misconduct are entitled by law to receive a severance payment. We made severance payments in connection with our Argentine beer operations in the amounts of Ch$168 million, Ch$125 million and Ch$229 million in 2006, 2007 and 2008, respectively. According to the Argentine Labor Law, employees who joined us before October 1998 are entitled to the basic payment as required by law of one month’s salary for each year or fraction thereof worked. This monthly amount cannot exceed three times the average monthly salary established under the applicable collective bargaining agreement and cannot be less than the equivalent of two monthly salaries of the employee.

In addition to our permanent work force, as of December 31, 2008, we had 246 temporary employees, who were hired for specific time periods to satisfy short-term needs.

b) Wine Business
As of December 31, 2008 Finca La Celia (FLC), the Argentine subsidiary of Viña San Pedro Tarapacá had a total of 134 permanent employees and 68 were represented by one labor union. The average tenure of our employees in FLC was approximately five years. In addition to our permanent work force in FLC, we had 27 temporary employees, who were hired for specific time periods to satisfy short-term needs.

Share Ownership

Except as disclosed in “Item 7: Major Shareholders and Related Party Transactions – Major Shareholders”, as of December 31, 2008, our senior management and our board members in the aggregate owned less than one percent of the our shares.

We do not maintain stock option or other programs involving our employees in the capital of the Company, with the only exception of VSPT. VSPT’s Extraordinary Shareholders meeting held on July 7, 2005 approved a capital increase to be partially used for stock option programs.

ITEM 7: Major Shareholders and Related Party Transactions

Major Shareholders

Our only outstanding voting securities are our shares of our common stock. The following table sets forth information concerning the ownership of our common stock as of April 30, 2009, for each shareholder known to us to own more than 5% of the outstanding shares of our common stock and for all of our directors and executive officers as a group:

Shareholder	Number of shares owned	% Ownership

Inversiones y Rentas S.A.	210,568,432	66.11%

Our directors and executive officers as a group (1)	29,560	0.01%
_____________
(1) Does not include the 210,568,432 shares of our common stock owned, directly and indirectly, by Inversiones y Rentas, which is 50% beneficially owned by the Luksic family, as discussed below. Guillermo Luksic and Andrónico Luksic, our directors, are members of the Luksic family.

In addition, as of April 30, 2009, JPMorgan Chase Bank, the Depositary for our ADR facility, was the record owner of 30,274,850 shares of our common stock (9.51% of the outstanding common stock) deposited in our ADR facility.

As of April 30, 2009, we had 4,915 shareholders of record, of which 9 are not Chilean, excluding ADR holders. To the best of our knowledge, of those 9 non-Chilean shareholders 4 are U.S. corporations with a total of 845,182 shares of common stock. All shareholders have equal voting rights. Non-Chileans can also hold shares in custody of private banks but this information is not publicly available.

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

Related Party Transactions

Articles 44, 89 and 93 of the Chilean Corporations Act, Law N° 18.046, require that transactions with related parties be on terms similar to those of an arm’s length transaction. Directors and executive officers of companies that violate these articles are liable for losses or damages caused to the companies, shareholders or third parties resulting from such violations. In addition, Articles 44 and 50 of the Chilean Corporations Act provide that any related party transaction, including any transaction in which a director has a personal interest or is acting on behalf of a third party, may be executed only when such transaction is examined by the directors committee and previously approved by the board of directors, and the terms of such transaction are similar to those of an arm’s length transaction. If the conflicting interest transaction involves a “material amount,” the board of directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm’s length transaction. A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than UF2,000 (as of Apri 30, 2009, approximately ThCh$41,988) and exceeds 1% of the assets of the corporation, or if the amount exceeds UF20,000 (as of April 30, 2009, approximately ThCh$419,879) regardless of the size of the corporation.

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

Additionally, our logistic subsidiaries Transportes CCU Ltda and Comercial CCU Ltda. provide transportation warehousing and sales services on a consolidated basis to all of our strategic business units. These services are regulated by annual contracts specifying the services to be provided as well as the variables used to measure the levels of service and their prices. Service levels are evaluated directly by users three times a year.

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

On November 30, 2005, we and Heineken International signed new versions of the license and technical assistance agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina commencing June 18, 2003. These agreements have an initial term of 10 years beginning in June 2003, renewable for subsequent periods of five years. See “Item 4: Information on the Company – Business Overview – Our Beer Business in Chile – Beer Production and Marketing in Chile” and “Item 4: Information on the Company – Business Overview – Our Beer Business in Argentina – Beer Production and Marketing in Argentina”.

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

Finally, we entered into a Framework Agreement with Banco de Chile, a Quiñenco subsidiary, effective as from May 1, 2003, for the rendering of banking services to us and certain of our subsidiaries and affiliates, including, among others, payment to suppliers and shareholders, cashier service, transportation of valuables and payment of salaries. This agreement replaces prior agreements for the same purpose executed with Banco de A. Edwards, which merged into Banco de Chile as of January 1, 2002.

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

Our principal transactions with related parties for the twelve-month period ended December 31, 2008, are detailed below:

Company	Relationship	Transaction	Amounts

			(thousand of Ch$)
Alusa S.A.	Affiliate	Purchase of products	512,023
Anheuser Busch international Inc.	Affiliate	Purchase of products	695,878
		Sale of products	8,096,750
		Marketing contributions	302,112
Anheuser Busch Lat. Am. Develop. Corp.	Affiliate	License and technical assistance	2,639,016
Banco de Chile	Affiliate	Forward contracts	5,659,392
		Sale of products	29,804
		Bank fees	18,302
		Collection services	8,613
		Valuables transport	283
Foods Compañía de Alimentos CCU S.A.	Equity investee	Purchase of products	6,547,667
Cervecería Austral S.A.	Equity Investee	Purchase of products	708,466
		Royalty	343,657
		Sale of products	241,765
Cervecería Modelo	Affiliate	Purchase of products	2,498,188
		Marketing contributions	446,955
Comercial Patagona Ltda.	Equity Investee	Sale of products	911,857
		Marketing contributions	76,760
Control Ltda.	Affiliate	Purchase of products	4,586,864
		Loans	295,382
Heineken Brouwerijen B.V.	Indirect	Royalty	2,934,002
		Sale of products	2,559,300
		Licenses and technical assistance	1,443,670
		Paid Support	50,237
		Services received	47,072
Promarca S.A.	Equity Investee	Royalty	416,285
Serv. Transportes Integrados Ltda	Affiliate	Paid services	850,122
Viña Valles de Chile (ex Viña Tabalí S.A.)	Equity Investee	Remittance received	605,595
		Remittance paid	615,573
		Capital increase	4,244,005

See Note 16 to our consolidated financial statements for information about the years 2006 and 2007.

Interests of Experts and Counsel

Not applicable

ITEM 8: Financial Information

Consolidated Statements and Other Financial Information

See “Item 18: Financial Statements and Exhibits” for the Company's Financial Statements and notes, audited by PricewaterhouseCoopers.

Wine Exports

We, through our subsidiary VSPT, exported wine to 76 countries in 2008. VSPT is the second largest wine exporter in Chile. See “Item 4: Information on the Company – Business Overview – Our Wine Business”.

The following table presents our total wine exports by volume, in Chilean pesos as of December 2008 and as percentage of total sales for the last three years:

	2006	2007	2008

Exports (thousands of liters)	46,741	55,544	50,286
% of total sales	3.5%	3.9%	3.2%

Exports (Ch$ million)	55,799	61,699	60.382
% of total sales	8.7%	9.0%	7.7%

Legal Proceedings

On March 24, 2008, the National Economic Prosecutor notified our subsidiary, Cervecera CCU Chile Ltda. of a complaint filed with the Free Competition Defense Court, which claimed the abuse by CCU Chile of its dominant market position, as evidenced by exclusivity clauses imposed on hotels, restaurants, pubs, bars and discotheques, which prohibit the commercialization by these establishments of beers produced by CCU Chile’s competitors. The complaint requested that CCU Chile be fined the maximum permitted under Chilean antitrust law, 20,000 UTA (Unidad Tributaria Annual, or annual tax unit, as of May 31, 2008, approximately Ch$8,420 million), or a fine which the Court considers appropriate. On April 16, 2008, CCU Chile filed its reply, citing economic and legal arguments in support of dismissal of the complaint. CCU Chile and the National Economic Prosecutor signed a settlement agreement that was approved by the Free Competition Defense Court. There was no fine imposed on CCU Chile. A copy of the settlement can be found at the web site www.ccu-sa.com or www.ccu.cl

Dividend Policy and Dividends

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

Our board of directors announced at our annual shareholders’ meeting held on April 20, 2009, its dividend policy for future periods, authorizing the distribution of cash dividends in an amount at least equal to 50% of our liquid profits under Chilean GAAP for the previous year. Our dividend policy is subject to change in the future due to changes in Chilean law, capital requirements, economic results and/or other factors. During our last annual shareholders’ meeting held on April 20, 2009, a dividend of Ch$108.66083 per share of common stock was approved, in addition to the interim dividend of Ch$47.00 per share of common stock distributed in January 9, 2009. Together, these dividend payments amounted to Ch$49,578 million, representing 60.0% of 2008 net income available to be distributed as dividend.

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

The following table sets forth the amounts of interim and final dividends and the aggregate of such dividends per share of common stock and per ADS in respect of each of the years indicated:

Year ended		Ch$ Per share (1)			US$ Per ADS (2)
December 31,	Interim	Final (3)	Total	Interim	Final (3)	Total

2004	27.00	62.80	89.80	0.24	0.54	0.78
2005	30.00	67.37	97.37	0.29	0.65	0.94
2006	35.00	77.62	112.62	0.32	0.74	1.06
2007	47.00	102.20	149.20	0.48	1.13	1.61
2008	47.00	108.66	155.66	0.38	0.90	1.29
________________
(1)	Interim and final dividend amounts are expressed in historical pesos.
(2)	U.S. dollars per ADR dividend information serves reference purposes only as we pay all dividends in Chilean pesos. The Chilean peso amounts as shown here have been converted into U.S. dollars at the respective observed exchange rate in effect at each payment date. Note: The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.
(3)	The final dividend with respect to each year is declared and paid within the first five months of the subsequent year.

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

ITEM 9: The Offer and Listing

Offer and Listing Details

For the periods indicated, the table below sets forth the reported high and low closing sales prices for the Common Stock on the Santiago Stock Exchange as well as the high and low sales prices of the ADSs as reported by the NYSE:

	Santiago Stock Exchange		NYSE

	(per share of common stock)(*)		(per ADS)

	High	Low	High	Low

	(Ch$)	(Ch$)	(US$)	(US$)
Years
2004	3,075	2,350	25.80	17.90
2005	3,200	2,510	28.50	22.91
2006	3,285	2,350	30.65	21.14
2007	4,280	3,040	45.80	26.91
2008	3,801	2,650	39,91	22.54
2009 (through Apr 30)	3,821	3,160	31.44	25.93
2007
1st quarter	3,500	3,040	34.25	26.91
2nd quarter	3,950	3,370	37.76	31.00
3rd quarter	3,900	3,400	38.50	31.92
4th quarter	4,280	3,299	45.80	30.76
2008
1st quarter	3,485	2,650	37.08	26.33
2nd quarter	3,600	3,039	39.91	29.07
3rd quarter	3,655	2,819	36.16	27.87
4th quarter	3,801	3,000	33.18	22.54
2009
1st quarter	3,821	3,160	31.44	25.93
Last six months
December 2008	3,750	3,100	29.10	22.54
January 2009	3,821	3,400	31.44	26.41
February	3,801	3,210	30.82	26.64
March	3,600	3,160	31.02	25.93
April	3,551	3,265	30.70	27.75
_______________ (*) Pesos per share of Common Stock reflect nominal price at trade date.

Significant trading suspensions of the Company's stock have not occurred in the last three years.

Plan of distribution

Not applicable

Markets

Our common stock is currently traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaíso Stock Exchange under the symbol “CCU”. The Santiago Stock Exchange accounted for approximately 87% and 91% of the trading volume of our common stock in Chile in 2007 and 2008, respectively. The remaining 13% and 9% respectively, was traded mainly on the Chile Electronic Stock Exchange. Shares of our common stock were traded in the United States on the NASDAQ stock exchange between September 24, 1992 and March 25, 1999 and on the NYSE since March 26, 1999, in the form of ADSs, under the symbol “CCU”, each representing five shares of our common stock, with ADSs in turn evidenced by ADRs. The ADSs are issued under the terms of a deposit agreement as amended dated September 1, 1992, among us, JPMorgan Chase Bank as depositary, and the holders from time to time of the ADSs.

The trading volume of our ADSs in the NYSE in the last three years is as follows:

Year	Quarter	Traded Volume
		(Thousand of shares)

2006	1st quarter	2,619
	2nd quarter	2,493
	3rd quarter	1,649
	4th quarter	1,572

	Total	8,333

2007	1st quarter	1,525
	2nd quarter	2,149
	3rd quarter	1,890
	4th quarter	2,595

	Total	8,159

2008	1st quarter	2,707
	2nd quarter	2,384
	3rd quarter	3,215
	4th quarter	3,098

	Total	11,404

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

Registration and corporate purposes. We are a public corporation (sociedad anónima abierta) organized by means of a public deed dated January 8, 1902, executed before the notary public of Valparaíso, Mr. Pedro Flores, and our existence was approved by Supreme Decree N° 889 of the Treasury Department, dated March 19, 1902, both of which were recorded on the reverse of folio 49, N° 45 of Valparaíso’s Registry of Commerce for 1902, and published in Chile’s Official Gazette on March 24, 1902. We are recorded on March 8, 1982, at Chile’s Securities Registry of the SVS under N° 0007.

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

Directors. Under the Chilean law regarding corporations (the “Chilean Corporations Act”), a corporation may not enter into a contract or agreement in which a director has a direct or indirect interest (i.e., a conflicting interest transaction) without prior approval by the board of directors, and then only if the terms of the conflicting interest transaction are similar to those of an arm’s length transaction.

If the conflicting interest transaction involves a “material amount”, the board of directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm’s length transaction. A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than 2,000 Unidades de Fomento (as of April 30, 2009, approximately ThCh$41,988) and exceeds 1% of the assets of the corporation, or if the amount exceeds 20,000 Unidades de Fomento (as of April 31, 2009, approximately ThCh$419,879) regardless of the size of the corporation.

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

Rights, preferences and restrictions regarding shares. At least 30% of our net profits for each fiscal year is required to be distributed as dividend in cash to our shareholders, unless our shareholders unanimously decide otherwise. Any remaining profits may be used to establish a reserve fund (that may be capitalized at any time, amending the corporate bylaws by the vote of a majority of the voting stock issued), or to pay future dividends.

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

In addition, shareholders may withdraw if a person becomes the owner of two-thirds or more of the outstanding shares of the corporation as a consequence of a share acquisition and such person does not make a tender offer for the remaining shares within 30 days.

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

Only holders of stock recorded in the Register of Shareholders at least five business days, including Saturdays, before the date of the pertinent meeting may participate with the right to be heard and vote in shareholders' meetings. Directors and officers other than shareholders may participate in shareholders' meetings with the right to be heard.

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

Under current Chilean law, our Foreign Investment Contract cannot be amended unilaterally by the Central Bank of Chile. We cannot assure you, however, that new restrictions applicable to the holders of ADRs, the disposition of underlying Shares or the repatriation of the proceeds from such disposition will not be reinstated in the future by the Central Bank of Chile, nor can there be any assessment of the possible duration or impact of such restrictions.

Taxation

Chilean Tax Considerations

The following discussion is based on certain Chilean income tax laws presently in force, including Rulings N°324 of January 29, 1990,and N°3708 of October 1, 1999 of the Chilean Internal Revenue Service and other applicable regulations and rulings. The discussion summarizes the principal Chilean income tax consequences of an investment in the ADSs or shares of common stock by an individual who is not domiciled in or a resident of Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile which we refer to as a foreign holder. For purposes of Chilean law, an individual holder is a resident of Chile if he or she has resided in Chile for more than six consecutive months in one calendar year or for a total of more than six months, whether consecutive or not, in two consecutive tax years. An individual holder is domiciled in Chile if he or she resides in Chile with the purpose of staying in Chile (such purpose to be evidenced by circumstances such as the acceptance of employment within Chile or the relocation of his or her family to Chile). This discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation. Neither is it intended to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs and does address all of the tax consequences that may be relevant to specific holders in light of their particular circumstances. Holders of shares and ADSs are advised to consult their own tax advisors concerning the Chilean or other tax consequences relating to the ownership of shares or ADSs.

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

Capital Gain. Gain realized on the sale, exchange or other disposition by a foreign holder of ADSs (or ADRs evidencing ADSs) will not be subject to Chilean taxation, provided that such disposition occurs outside Chile or that it is performed under the rules of Title XXIV of the Chilean Securities Market Law, as amended by Law N° 19,601, dated January 18, 1999. The deposit and withdrawal of shares of common stock in exchange for ADRs will not be subject to any Chilean taxes.

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

In the case where the sale of the shares is made on a day that is different than the date in which the exchange is recorded, capital gains subject to taxation in Chile may be generated. However, following Ruling N° 3708 of the Chilean Internal Revenue Service, we will include in the deposit agreements a provision whereby the capital gain that may be generated if the exchange date is different than the date in which the shares received in exchange for ADSs are sold, will not be subject to taxation. Such provision states that in the event that the exchanged shares are sold by the ADS holders in a Chilean stock exchange on the same day in which the exchange is recorded in the shareholders’ registry of the issuer or within two business days prior to the date on which the sale is recorded in the shareholders’ registry, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction.

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

Pursuant to the enacted amendment to the Chilean Income Tax Law published on November 7, 2001 (Law N° 19,768) as amended by Law Nº 19,801 published on April 25, 2002, the sale and disposition of shares of Chilean public corporations which are actively traded on a Chilean stock exchange is not levied by any Chilean tax on capital gains if the sale or disposition was made:

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

Other Chilean Taxes. No Chilean inheritance, gift or succession taxes apply to the transfer or disposition of the ADSs by a foreign holder but such taxes generally will apply to the transfer at death or by a gift of shares of common stock by a foreign holder. No Chilean stamp, issue, registration or similar taxes or duties apply to foreign holders of ADSs or shares of common stock.

Withholding Tax Certificates. Upon request, we will provide to foreign holders appropriate documentation evidencing the payment of the Chilean withholding tax. We will also inform when the withholding was excessive in order to allow the filing for the reimbursement of taxes.

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

Cash Dividends and Other Distributions. Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend paid before reduction for any net withholding (i.e., after taking into account any Chilean First-Category Tax creditable against Chilean Withholding Tax) by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the U.S. Holder, in the case of shares of Common Stock, or by the Depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction. Subject to a holder's satisfaction of certain holding period requirements, dividends included in income by a noncorporate U.S. holder during the period ending on December 31, 2008 are subject to tax at a maximum rate of 15% if the dividends are paid by a domestic corporation or “qualified foreign corporation.” A qualified foreign corporation generally includes a foreign corporation if (i) its shares (or ADSs) are readily tradable on an established securities market in the U.S. or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty, provided that (a) the corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company, or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company or foreign investment company. We believe that we should be treated as a qualified foreign corporation with respect to dividend payments to our ADS holders and, therefore, dividends paid to an individual U.S. holder of ADSs should be taxed at a maximum rate of 15%. However, you should be aware that the requirements to be treated as a qualified foreign corporation are not entirely clear and further guidance from the Internal Revenue Service may be forthcoming that could affect this conclusion. U.S. holders of Ordinary Shares directly, rather than through ADSs, should consult their own tax advisor about whether the 15% maximum rate applies to dividends they receive. The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. dollar value of the Chilean peso payments made, determined at the spot Chilean peso/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary foreign exchange gain or loss. Such gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes. Subject to certain generally applicable limitations, the net amount of any Chilean Withholding Tax (after reduction for the credit for Chilean First-Category Tax) paid over to Chile will be creditable against the U.S. Holder 's United States federal income tax liability. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States. In the case of U.S. individuals, if the reduced rate of tax on dividends applies to such holder, such limitations and restrictions will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Internal Revenue Code. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding their application to the particular circumstances of such holder.

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

Capital Gains. U.S. Holders will not recognize gain or loss on deposits or withdrawals of shares of Common Stock in exchange for ADSs or on the exercise of preemptive rights. U.S. Holders will recognize capital gain or loss on the sale or other disposition of ADSs or shares of Common Stock (or preemptive rights with respect to such shares) held by the U.S. Holder or by the Depositary equal to the difference between the amount realized and the U.S. Holder's tax basis in the ADSs or shares. Any gain recognized by a U.S. Holder generally will be treated as United States source income. Consequently, in the case of a disposition of shares of Common Stock or preemptive rights (which, unlike a disposition of ADSs, will be taxable in Chile), the U.S. Holder may not be able to claim the foreign tax credit for Chilean tax imposed on the gain unless it appropriately can apply the credit against tax due on other income from foreign sources. Loss generally would be treated as United States source loss. With respect to sales occurring on or after May 6, 2003, but before January 1, 2009, the long-term capital gain tax rate for an individual U.S. Holder is 15%. For sales occurring before May 6, 2003, or after December 31, 2008, under current law the long-term capital gain rate for an individual U.S. Holder is 20%.

PFIC Rules. CCU believes that it should not be treated as a passive foreign investment company (a “PFIC”) for United States federal income tax purposes, although this conclusion is subject to some uncertainty because definitive asset values for non publicly-traded or illiquid assets may be unavailable. This conclusion is also a factual determination made annually and thus may be subject to change.

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

Qualitative Information About Market Risk

Interest Rate Sensitivity

As a result of borrowings and operations, we are exposed to fluctuations in interest rates. We manage this interest rate fluctuation primarily through regular financing and derivative instruments. We have short-term and long-term debt with both fixed and variable interest rates. Our senior management, including our Chief Financial Officer, establishes policies for new loans, time deposits, marketable securities and derivative contracts in order to manage such risks. The major interest rate risk we face is a result of variable rate debt indexed to the LIBOR. As of December 31, 2008, we had Ch$108,569 million of LIBOR-based interest-bearing debt outstanding, most of which was hedged through cross currency interest rate swap agreements to fixed rates in UF. We also had Ch$30,465 million of TAB-30 days-based interest bearing debt outstanding, including interest accrued as of December 31, 2008.

The TAB 30 days nominal in Ch$ is an average interest rate of all banks liabilities of the same tenure, including mandatory holding costs and it is published by the Association of Banks and Financial Institutions. See “Quantitative Information About Mark Risk – Interest Risk Sensitivity” below.

Commodity Price Sensitivity

The major commodity price sensitivity faced by us is the variation of malt, sugar and grape prices. In Chile, we obtain our supply of malt from local producers and in the international market. We often are required to enter into commitments to purchase such commodities. The purchases and commitments expose us to risk regarding the fluctuation of commodity prices. Our risk management policy is to manage this risk through fixed price purchase contracts and occasionally entering into spot transactions which lock in prices for the commodity. During 2008, we imported 36,000 tons of malt. In Argentina during 2008, we purchased all of our malt from local suppliers. See “Item 4: Information on the Company – Business Overview – Our Beer Business – Our Beer Business in Chile – Raw Materials” and “Item 4: Information on the Company – Business Overview – Our Beer Business – Our Beer Business in Argentina – Raw Materials”. We do not hedge these transactions. Rather, we negotiate yearly contracts with malt suppliers.

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

The principal raw materials used in the production of wine are harvested grapes and purchased wine. VSPT obtains approximately 64% of the grapes used for export wines from its own vineyards, thereby reducing grape price volatility. The majority of the wine sold in the domestic market is purchased from third parties. During 2008, we purchased the majority of our grape and wine needs based on yearly contracts at fixed prices from third parties. Spot transactions for wine are executed from time to time depending on additional wine needs. During the years 2006, 2007 and 2008, our wine subsidiary, VSPT, bought grapes and wine in Chile in the amount of Ch$17,704 million, Ch$15,359 million and Ch$14,587 million, respectively. See “Item 4: Information on the Company – Business Overview – Our Wine Business – Raw Materials”.

Exchange Rate Sensitivity

The major exchange rate risk faced by us is the variation of the Chilean peso against the U.S. dollar. As of December 31, 2008, our foreign currency denominated liabilities amounted to Ch$129,469 million, most of which was U.S. dollar denominated. Foreign currency denominated interest-bearing debt (Ch$112,781 million) represented 45.6% of our total interest-bearing debt, most of which was U.S. dollar denominated. The remaining 54.4% was indexed to Chilean inflation. The Ch$112,781 million foreign currency denominated debt includes the US$170 million loans that are hedged through cross currency interest rate swap agreements, changing these debts into fixed interest adjusted Chilean peso debts. To reduce the impact of any fluctuation of the peso against the U.S. dollar, as of December 31, 2008, we held Ch$54,523 million in foreign currency indexed assets, among which Ch$ 25,277 were accounts receivables. In summary we had a net foreign currency exposure of Ch$ 3,653 million.

According to Chilean generally accepted accounting principles, we applied TB 64 to translate and value investments in foreign subsidiaries (see Note 1 of our consolidated financial statements) as of December 31, 2008. Under TB 64, our foreign investments in CICSA and FLC are not subject to price-level restatements based on inflation in those countries. Instead, the U.S. dollar is considered the functional currency for CICSA and FLC. As a result, the effect of a devaluation of the peso against the U.S. dollar on our financial statements is determined, in part, by the impact of such devaluation on the value of our investments in CICSA and FLC, as well as on foreign currency denominated obligations that qualify as a hedge against those investments. These effects are recorded in the account “Cumulative translation adjustment” in shareholders’ equity. As of December 31, 2008, our investment in CICSA and FLC amounted to Ch$149,161 million..As a result, the net accounting exposure with effect on the results of operations was a net liability of Ch$17,910 million.

CCU Argentina, as of December 31, 2008, had a net asset exposure of Ch$1,767 million due to financial investments and accounts receivable denominated in U.S. dollars. At the same date, FLC had a net liability exposure of Ch$12,489 million due to accounts payable. Additionally, according to TB 64 the Argentine peso net monetary liability position, as of December 31, 2008, amounted to Argentine Th$40,658 for CCU Argentina and Argentine Th$11,162 for FLC.

Quantitative Information About Market Risk

Interest Rate Sensitivity

Most of our debt is at a variable interest rate. However, we have entered into cross currency interest rate swaps related to our US$170 million loans to mitigate this risk. As of December 31, 2008, our interest-bearing debt amounted to Ch$247,535 million (see Notes 9, 10 and 11 to the consolidated financial statements), 56.0% of which was variable-rate debt and 44.0% was fixed-rate debt.

The following table summarizes debt obligations with interest rates by maturity date, the related weighted-average interest rates and fair values:

Interest-Bearing Debt as of December 31, 2008
(millions of Ch$, except percentages)

	Expected Maturity Date
	2009	2010	2011	2012	2013	Thereafter	TOTAL	Fair Value

Fixed rate
Ch$ (UF) (1) (2)	Ch$18,178	16,386	4,977	4,129	4,088	56,531	104,289	86,467
Interest rate	6.0%	6.3%	4.8%	4.1%	4.0%	4.7%	5.0%
US$	2,856	-	-	-	-	-	2,856	2,856
Average int. rate	8.5%	-	-	-	-	-	8.5%
Argentine pesos	1,354	-	-	-	-	-	1,354	1,354
Interest rate	20.0%	-	-	-	-	-	20.0%
Variable rate
Ch$	-	30,465	-	-	-	-	30,465	33,376
Average int. rate		TAB+0.19
US$ (3)	64,018	-	-	44,552	-	-	108,570	109,632
Average int. rate	Lb+0.325	-	-	Lb+0.27	-	-	-
Derivative contract
Cross currency swaps:								421
Receive US$ at Libor + 0.325	63,890	-					63,890
Pay Ch$ (UF) at 3.44%	76,013	-					76,013
Receive US$ at Libor + 0.27	128			44,552		-	44,680
Pay Ch$ (UF) at 2.25%	112			39,691		-	39.803
_________________ (1) A UF (Unidad de Fomento) is a daily indexed, peso-denominated monetary unit. The UF is set daily in advance based on the previous month's inflation rate.
(2) Bonds issued in the Chilean market.
(3) Includes the US$170 million loans that are hedged through cross currency interest rate swap agreements.

Commodity Price Sensitivity

The major commodity price sensitivity faced by us is the variation of malt prices.

The following table summarizes information about our malt and bulk wine inventories and futures contracts that are sensitive to changes in commodity prices, mainly malt prices. For inventories, the table presents the carrying amount and fair value of the inventories and contracts as of December 31, 2008. For these contracts the table presents the notional amount in tons, the weighted average contract price, and the total dollar contract amount by expected maturity date.

Commodity Price Sensitivity as of December 31, 2008

	Carrying Amount						Fair Value
On Balance Sheet Position
Malt inventory (millions of Ch$)	Ch$5,646						4,709
Bulk wine inventory - raw material	21,129						19,439

	Expected Maturity						Fair Value
	2009	2010	2011	2012	2013	Thereafter
Purchase Contracts
Malt:
Fixed Purchase Volume (tons)	66,500	39,000	39,000	33,000	33,000	73,000
Weighted Average Price (US$ per ton) (*)	513	516	525	525	525	525
Contract Amount (thousands of US$)	US$34,081	20,134	20,475	17,325	17,325	38,325	148,838
Grapes:
Fixed Purchase Volume (tons)	17,976	9,722	7,385	6,743	3,042	54,293
Weighted Average Price (Ch$ per kg.) (*)	342	310	301	260	400	463
Contract Amount (millions of Ch$)	Ch$6,145	3,010	2,226	1,750	1,216	4,367	18,660
Wine:
Fixed Purchase Volume (million liters)	9.1	-	-	-	-	-
Weighted Average Price (Ch$ per liter) (*)	209	-	-	-	-	-
Contract Amount (millions of Ch$)	Ch$1,910	-	-	-	-	-	1,785
_________________________ (*) Weighted average price estimation is calculated based on expected market prices. Prices to be paid by us are adjusted based on current market conditions.

As of December 31, 2007 we had malt purchase contracts for US$151.2 million, compared with US$147.6 million as of December 31, 2008.

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

The following table summarizes our debt obligations, cash and cash equivalents, accounts receivable and derivative contracts in foreign currencies as of December 31, 2008 in million Chilean pesos, according to their maturity date, weighted-average interest rates and fair values:

Exchange Rate Sensitivity as of December 31, 2008
(millions of Ch$, except percentages and exchange rate)

Expected Maturity Date
	2009	2010	2011	2012	2013	Thereafter	TOTAL	Fair Value

Debt Obligations
Variable rate (US$)
Short and medium term (1)	Ch$64,018	-	-	44,552	-	-	108,570	109,632
Average int. rate	Libor+0.325	-	-	Libor+0.27	-	-	-
Fixed rate (US$)
Short term	2,856						2,856	2,856
Interest rate	8.5%						8.5%
Fixed rate (Argentine $)
Short term	1,354	-	-	-	-	-	1,354	1,354
Interest rate	20.0%	-	-	-	-	-	20.0%

Cash and Cash
Equivalents
US$	1,922						1,922	1,922
Others	3,508						3,508	3,508

TOTAL	5,430						5,430	5,430

Accounts Receivables
US$	16,973						16,973	16,973
Argentine Pesos	16,363						16,363	16,363
Others	9,451						9,451	9,451

TOTAL	42,787						42,787	42,787

Expected Maturity Date
	Notional	2009	2010	2011	2012	2013	Thereafter	TOTAL	Fair Value
	amount

Derivative Contracts (in
thousand of US$)
Receive Ch$/pay US$	US$181,216	US$118,853			US$62,363			US$181,216	US$171,795-
Receive US$/pay Ch$		US$100,000			US$70,000			US$170,000	US$172,456
(1) This debt considers US$ loans that are hedged through cross currency interest rate swap agreements which convert the entire US$ debt to Ch$ debt (UF5,376,291).

In accordance with Chilean generally accepted accounting principles, we apply TB 64 issued by the Chilean Institute of Accountants to translate and value investments in foreign subsidiaries (see Note 1 to our consolidated financial statements). Under TB 64, our foreign investments in CICSA and FLC are not subject to price-level restatements based on inflation in those countries. Instead, the U.S. dollar is considered to be the functional currency. As a result, the effect of a devaluation of the peso against the U.S. dollar on our financial statements is determined, in part, by the impact of such devaluation on the value of our investments in CICSA and FLC, as well as on foreign currency denominated obligations that qualify as a hedge against those investments. These effects are recorded in the account “Cumulative translation adjustment” in shareholder’s equity. As of December 31, 2008, our investment in CICSA and FLC amounted to Ch$149,161 million and the negative cumulative translation adjustment account amounted to Ch$3,937 million.

ITEM 12: Description of Securities Other than Equity Securities

Not applicable

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

ITEM 15: Controls and Procedures

(a) Controls and Procedures. Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, have evaluated the effectiveness of our “disclosure controls and procedures” (as defined in Exchange Act rules 13a-14(c) and 15d-14(c)) as of December 31, 2008. These controls and procedures were designed to ensure that material information relating to us and our subsidiaries are communicated to our CEO and CFO. Based on such evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC reports. There have been no significant changes in our internal controls and procedures subsequent to the date of this evaluation.

(b) Management’s Annual Report on Internal Control over Financial Reporting. Our management, including our CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting and has assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2008, our internal control over financial reporting is effective.

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

The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears herein.

(c) Attestation Report of the Registered Public Accounting Firm. See page F-2 of our audited consolidated financial statements.

(d) Changes in Internal Control Over Financial Reporting. There has been no change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A: Audit Committee Financial Expert

At the board meeting held on April 20, 2009, our board of directors appointed as members of our audit committee Messrs. Giorgio Maschietto, Carlos Olivos and Alberto Sobredo, each of whom is independent as defined by the Sarbanes-Oxley Act of 2002. Our directors that are members of our audit committee, in its meeting held on May 4, 2009, analyzed the requirements that Section 407 of the Sarbanes Oxley Act sets forth regarding the qualifications of an "Audit Committee Financial Expert" and, after due consideration, determined that none of the members of the audit committee meets the requirements of an "Audit Committee Financial Expert". However, we are not required to have an "Audit Committee Financial Expert" or similar expert under relevant U.S. or Chilean law.

ITEM 16B: Code of Ethics

We have adopted a Code of Business Conduct that applies to all of our executive officers and employees. Our Code of Business Conduct is available on our website at www.ccu-sa.com. Our code of ethics was amended in December 2007 and no waivers, either explicit or implicit, of provisions of the code of ethics have been granted to the Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer.

ITEM 16C: Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2007 and 2008:

	2007	2008

	(million of Ch$ as of December 2008)
Audit Fees	438	367
Audit-Related Fees	6	62
Tax Fees	1	0
All Other Fees	19	47

Total Fees	464	476

“Audit fees” in the above table are the aggregate fees billed by PricewaterhouseCoopers in connection with the review and audit of our semi-annual and annual consolidated financial statements, as well as the review of other fillings. “Audit-related fees” are the aggregate fees billed by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations regarding the Sarbanes-Oxley Act and due diligence related to transactions. “Tax fees” are fees billed by PricewaterhouseCoopers associated with the issuance of certificates for tax and legal compliance purposes. “All Other Fees” are mostly related to the migration to IFRS.

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

ITEM 16G: Corporate Governance

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

Under Chilean law, the only board committee that is required is the directors committee (comité de directores), composed of three members, such committee having a direct responsibility to (a) review the company’s financial statements and the independent auditors’ report and issue an opinion on such financial statements and report prior to their submission for shareholders’ approval, (b) make recommendations to the board of directors with respect to the appointment of independent auditors and risk rating agencies, (c) review transactions in which directors have an interest and transactions between affiliated companies, and issue a report on such transactions, (d) review the principal executive officers’ compensation policies and plans and (e) perform other duties as defined by the company’s bylaws, by the general shareholders’ meeting or by the board. A director who is a member of the directors committee is deemed to be “independent” if, subtracting the votes of the controlling shareholder and its affiliates from the total number of votes given in favor of such director, he or she would have been nevertheless elected. Directors elected with the votes of the controlling shareholder and its affiliates may constitute the majority of the directors committee if there are not enough independent directors on the board.

Pursuant to NYSE Rule 303A.06, we must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005. Therefore, our board of directors, on the meeting held on April 20, 2009, appointed as members of our audit committee Messrs. Giorgio Maschietto, Carlos Olivos and Alberto Sobredo, all of them meet the independence criteria contained in the Exchange Act and the NYSE Rule.

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

Manual of Information of Interest to the Market. In 2008, the Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros, or SVS) promulgated new rules which require public companies to adopt a manual regarding disclosure of information of interest to the market, board members and executives shares transactions and black out periods for such transactions. This manual applies to our directors, the directors of our subsidiaries, our executive officers, some of our employees which may be in possession of confidential, reserved or privileged information of interest, and to our advisors. The manual took effect on June 1, 2008. A copy of the manual regarding disclosure of information of interest to the market is available in our website at www.ccu-sa.com.

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

December 31, 2008

Consolidated Financial Statements

CONTENTS

Report of Independent Registered Public Accounting Firm
Audited Financial Statements:
Consolidated Balance Sheets at December 31, 2008 and 2007
Consolidated Statements of Income for the years ended December 31, 2008, 2007 and 2006
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006
Notes to the consolidated financial statements

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
A$	-	Argentine pesos
	€-	Euros
UF	-	A UF is a daily indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month’s inflation rate.

PricewaterhouseCoopers
RUT.: 81.513.400-1
Santiago de Chile
Av. Andres Bello 2711
Torre La Costanera - Pisos 2, 3, 4 y 5
Las Condes
Telefono: (56) (2) 940 0000
www.pwc.c1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Compañia Cervecerías Unidas S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and of cash flows present fairly, in all material respects, the financial position of Compañia Cervecerias Unidas S.A. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in Chile. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

Compañia Cervecerías Unidas S.A.
2

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Santiago, Chile
June 19, 2009

COMPAÑIA CERVECERIAS UNIDAS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

Adjusted for general price-level changes and expressed
in thousands of constant Chilean pesos of December 31, 2008

	As of December 31,
ASSETS	2008	2007

	ThCh$	ThCh$
CURRENT ASSETS
Cash	17,493,871	21,445,353
Time deposits and marketable securities (Note 3)	18,869,641	77,511,343
Accounts receivable - trade and other, net (Note 4)	150,175,806	130,745,094
Accounts receivable from related companies (Note 15)	5,902,504	6,243,842
Inventories (Note 5)	133,910,003	84,267,467
Prepaid expenses	6,075,695	7,884,342
Prepaid taxes (Note 13)	16,868,496	3,196,621
Other current assets (Note 6)	26,414,798	32,873,231

Total current assets	375,710,814	364,167,293

PROPERTY, PLANT AND EQUIPMENT, net (Note 7)	519,519,954	429,045,216

OTHER ASSETS (Note 8)	177,722,464	106,972,845

Total assets	1,072,953,232	900,185,354

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term borrowings (Note 9)	17,323,073	6,112,660
Current portion of bank borrowings and bonds payable (Notes 10 and 11)	69,083,024	5,160,814
Dividends payable	6,957,762	17,067,416
Accounts payable	78,305,254	61,815,455
Notes payable	1,206,916	3,927,548
Other payables	7,334,079	7,140,786
Accounts payable to related companies (Note 15)	14,198,438	3,750,086
Accrued expenses (Note 12)	43,123,994	34,506,636
Withholding taxes payable	23,297,655	18,017,559
Income tax (Note 13)	2,099,664	5,537,692
Other current liabilities	10,438,438	1,092,075

Total current liabilities	273,368,297	164,128,727

LONG-TERM LIABILITIES
Bank borrowings (Note 10)	103,690,362	116,643,380
Bonds payable (Note 11)	57,439,256	60,955,291
Accrued expenses and other liabilities (Note 12)	16,051,111	36,213,083
Deferred income taxes (Note 13)	23,180,414	16,470,916
Deposits on bottles and containers	8,567,656	8,100,645
Long-term accounts payable to related companies (Note 15)	610,093	664,391

Total long-term liabilities	209,538,892	239,047,706

Total liabilities	482,907,189	403,176,433

MINORITY INTEREST	93,800,248	59,453,228

COMMITMENTS AND CONTINGENCIES (Note 17)

SHAREHOLDERS’ EQUITY (Note 14)
Common Stock (318,502,872 shares with no par value authorized and outstanding)	215,540,419	215,540,419
Share premium	16,856,819	16,856,819
Other reserves	2,161,946	(23,728,026)
Retained earnings	261,686,611	228,886,481

Total shareholders’ equity	496,245,795	437,555,693

Total liabilities and shareholders’ equity	1,072,953,232	900,185,354

The accompanying notes 1 to 25 form an integral part of these consolidated financial statements.

COMPAÑIA CERVECERIAS UNIDAS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

Adjusted for general price-level changes and expressed
in thousands of constant Chilean pesos of December 31, 2008

	For the years ended
	December 31,

	2008	2007	2006

	ThCh$	ThCh$	ThCh$
OPERATING RESULTS
Net sales	781,789,468	684,201,409	638,356,685
Cost of sales	(369,739,160)	(321,561,942)	(303,963,118)

Gross margin	412,050,308	362,639,467	334,393,567
Selling and administrative expenses	(290,984,615)	(252,232,238)	(241,186,712)

Operating income	121,065,693	110,407,229	93,206,855

NON-OPERATING RESULTS
Non-operating income (Note 19)	4,419,685	22,049,634	9,145,785
Non-operating expenses (Note 20)	(20,132,831)	(20,758,806)	(19,937,078)
Price-level restatement and exchange differences (Note 21)	(5,449,480)	(4,924,377)	(741,159)

Income before income taxes and minority interest	99,903,067	106,773,680	81,674,403
Income taxes (Note 13)	(14,085,385)	(18,151,902)	(16,648,711)

Income before minority interest	85,817,682	88,621,778	65,025,692
Minority interest	(3,186,979)	(2,373,831)	275,493

NET INCOME	82,630,703	86,247,947	65,301,185

The accompanying notes 1 to 25 form an integral part of these consolidated financial statements.

COMPAÑIA CERVECERIAS UNIDAS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted for general price-level changes and expressed in
thousands of constant Chilean pesos of December 31, 2008

	For the years ended December 31,

	2008	2007	2006

	ThCh$	ThCh$	ThCh$
CASH FLOWS FROM OPERATING ACTIVITIES

NET INCOME	82,630,703	86,247,947	65,301,185

CHARGES (CREDITS) TO INCOME NOT REPRESENTING CASH FLOWS:
Depreciation	54,623,450	48,807,702	48,528,563
Amortization of goodwill	3,636,157	2,959,678	4,186,508
Amortization of negative goodwill	(90,583)	(54,569)	(57,440)
Amortization of other intangibles	945,845	642,020	676,914
Provision for impairment of property, plant and equipment and write-offs of glass bottles, write-offs of spare parts and other provisions	3,808,149	4,956,013	5,475,873
Equity in net income of unconsolidated affiliates (net)	(472,279)	1,590,525	(126,010)
Price-level restatement	5,449,480	4,924,377	741,159
Gain on sale of land and properties held for sale	(828,183)	(129,534)	(4,322,377)
Gain on sale of investments and other assets	(399,061)	(16,488,602)	(454,514)
Deferred income taxes	8,794,208	(1,222,560)	(1,542,365)
Other debits	3,664,087	6,224,345	7,011,461
Other credits	(5,599,930)	(3,173,033)	(1,721,088)
Minority interest	3,186,979	2,373,831	(275,494)

CHANGES IN ASSETS AND LIABILITIES AFFECTING CASH FLOWS:
Accounts and notes receivable	7,231,494	(24,157,541)	(15,511,211)
Inventories	(37,852,102)	1,796,468	(2,400,672)
Other assets	6,200,264	(19,816,448)	(11,730,268)
Accounts payable affecting non-operating results	4,534,948	25,565,857	22,441,554
Interest payable	773,694	431,445	(9,165)
Income tax payable	(18,114,899)	2,019,448	422,851
Accounts payable affecting non-operating results	(7,782,547)	7,723,459	(1,293,900)
Value added tax	5,255,370	(999,429)	(896,502)

Net cash provided by operating activities	119,595,244	130,221,399	114,445,062

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted for general price-level changes and expressed in
thousands of constant Chilean pesos of December 31, 2008

	For the years ended December 31,

	2008	2007	2006

	ThCh$	ThCh$	ThCh$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	32,175,376	48,214,181	10,458,597
Repayments of bank borrowings	(6,011,885)	(34,887,279)	(12,108,033)
Proceeds from bonds	-	-	-
Repayments of bonds payable	(3,723,812)	(2,831,449)	(4,073,748)
Dividends paid	(52,491,805)	(42,755,870)	(36,798,213)
Proceeds from issuance of common shares	-	8,263,433	-
Other	(24,950)	(286,369)	603,973

Net cash used in financing activities	(30,077,076)	(24,283,353)	(41,917,424)

CASH FLOWS FROM INVESTMENT ACTIVITIES
Capital expenditures	(63,315,818)	(70,197,018)	(58,686,271)
Proceeds from sale of property, plant and equipment	1,016,148	5,536,934	3,936,633
Proceeds from sale of investments in affiliates	-	17,940,468	-
Investments in unconsolidated affiliates	(96,753,169)	(9,589,425)	(1,772,884)
(Investments in) proceeds from financial instruments	(5,689,771)	5,435,943	13,911,236
Accounts receivable from related companies	(14,177)	-	(323,411)
Purchase of trademarks	-	-	(17,591,459)
Other	4,266,572	(1,225,705)	56,138

Net cash used in investment activities	(160,490,215)	(52,098,803)	(60,470,018)

Price-level restatement and foreing exchange of cash and cash equivalents	(6,225,846)	(1,789,975)	157,132

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(77,197,893)	52,049,268	12,214,752
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	127,101,694	75,052,426	62,837,674

CASH AND CASH EQUIVALENTS AT END OF YEAR	49,903,801	127,101,694	75,052,426

The accompanying notes 1 to 25 form an integral part of these consolidated financial statements.

COMPAÑIA CERVECERIAS UNIDAS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2008

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2008, except as indicated

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

The Company also produces Chilean wine through a controlling interest in Viña San Pedro Tarapacá S.A. (“VSPT”), Chile’s second largest wine exporter and third largest winery in the domestic market. VSPT produces and markets premium, varietal and popular-priced wines under the brand families Viña San Pedro, Tarapacá and Santa Helena.

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

The Company also produces spirits (grape´s brandy) through its subsidiary Compañía Pisquera de Chile S.A. ("CPCh"). This subsidiary is the result of the merger of the previously existing subsidiary Pisconor S.A. with Cooperativa Agrícola Control Pisquero de Elqui y Limarí ("Control") Limitada in March 2005. The subsidiary holds a significant portion of the spirits market.

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

b) Consolidation

The consolidated financial statements include the accounts of the Parent Company and subsidiaries in which the Parent Company holds control. Significant inter-company accounts and transactions have been eliminated upon consolidation. The participation of minority shareholders is presented in the consolidated financial statements under Minority interest.

The consolidated financial statements include the following significant subsidiaries:

	At December 31,

	2008	2007	2006

	%	%	%
Percentage of direct and indirect ownership:
Embotelladoras Chilenas Unidas S.A. (previously Inv. Ecusa S.A.) (8)	99.94	99.94	99.94
Comercial CCU S.A.	99.97	99.97	99.97
Southern Breweries Establishment	99.99	99.97	99.97
Compañía Pisquera de Chile S.A.	80.00	80.00	80.00
Compañía Cervecerías Unidas Argentina S.A. (3)	92.95	92.79	92.04
Compañía Industrial Cervecera S.A. (5)	95.69	92.37	91.31
Millahue S.A. (previously Aguas Minerales Cachantun S.A.) (6)	99.93	99.93	99.93
Andina de Desarrollo S.A.	56.65	54.69	54.06
CCU Cayman Limited	99.98	99.95	99.94
Cervecera CCU Chile Limitada (previously Pisconor S.A.) (7)	99.99	99.99	99.99
Fábrica de Envases Plásticos S.A. (16)	99.99	99.99	99.99
Finca Eugenio Bustos S.A.	50.44	58.14	60.20
Saint Joseph Investment Limited	99.98	99.95	99.94
South Investment Limited	99.98	99.95	99.94
Transportes CCU Limitada	99.99	99.99	99.99
Vending y Servicios CCU Limitada	99.94	99.94	99.94
Inversiones Invex CCU Ltda. (previously Invex CCU S.A.) (9)	99.98	99.95	99.94
CCU Inversiones S.A. (10)	99.95	99.94	99.94
Compañía Cervecera Kunstmann S.A. (11)	50.00	50.00	50.00
New Ecusa S.A. (12)	99.94	99.94	99.94
Promarca Ecusa S.A.	-	-	99.94
Aguas CCU Nestlé Chile S.A (1)	79.95	79.95	-
CCU Investments Limited.(14)	99.99	99.99	-
Financiera CRECCU S.A. (17)	99.99	-	-
Viña Santa Helena S.A.	50.05	58.09	60.14
Viña Altaïr S.A. (previously Viña Dassault San Pedro S.A.).(13)	49.99	58.15	-
Viña Urmeneta S.A.	49.99	58.15	60.20
San Pedro Limited	49.99	-	-
Finca La Celia S.A. (2)	50.04	58.14	60.20
Viña San Pedro Tarapacá S.A. (4)	49.99	58.15	60.20

As a consequence of the merger of VT in to VSP, the following subsidiaries are also included in the consolidation financial statements:

Vitivinícola del Maipo S.A.	49.99	-	-
Viña Misiones de Rengo S.A.	49.99	-	-
Viña Del Mar de Casablanca S.A.	49.99	-	-
Transportes y logística Sursol S.A	49.99	-	-
Bodega Tamarí S.A	49.99	-	-

(1) Aguas CCU-Nestlé Chile S.A.

In the General Shareholder’s Meeting dated April 15th, 2008 it was agreed to distribute the final dividend N° 1 for a total amount of ThCh$471,222, corresponding to $0.044746052 per share.

On December 5th, 2008 the Board agreed to distribute the interim dividend N° 2 for a total amount of ThCh$2,489,000, corresponding to $0.2363492665 per share. The dividend will be available for the shareholders from January 6th, 2009 on.

On November 12th, 2007, was constituted the society Ecusa Dos S.A., which shareholders were Embotelladoras Chilenas Unidas S.A. and Millahue S.A. (previously Aguas Minerales Cachantun S.A.). Each one of them contributed ThCh$500, constituting a capital of ThCh$1,000 divided into 1,000 shares.

On December 4th, 2007, according to the first shareholders meeting, it was determined to change the name of Ecusa Dos S.A. to Aguas CCU-Nestlé Chile S.A. Also, it was agreed to increase the capital on ThCh$10,531,024 through the issuing of 10,531,023,856 shares with a nominal value of Ch$1. This increase was paid through the contribution of fixed assets, inventories and production facilities by the Company and the subsidiaries Vending y Servicios CCU Ltda., Millahue S.A. (previously Aguas Minerales Cachantun S.A.) and Embotelladoras Chilenas Unidas S.A.

On December 5th, 2007 the Company, Aguas Minerales Cachantun S.A., and Vending y Servicios CCU Ltda. handed over their rights, and Embotelladoras Chilenas Unidas S.A., part of its, to Nestlé Waters Chile S.A., as a consequence, Embotelladoras Chilenas Unidas S.A. has 80% of the ownership and Nestlé Waters Chile S.A. 20%.

(2) Finca La Celia S.A.

On December 30th, 2008, the Company received irrevocable capital contribution from Viña Santa Helena S.A. of US$6,000,000, for future company’s capital increases. After this contribution and as of December 31st, 2008, Viña Santa Helena S.A. owns 90.6603% and Viña San Pedro S.A. 9.3397% of Finca La Celia equity.

On May 24 th, June 23rd and August 2nd, 2006, the General Shareholders Meeting agreed to increase the social capital in US$400,000, US$400,000 and US$140,000, respectively; through the issuing of 900,000 common shares. Viña San Pedro S.A. subscribed all the issued shares. The final equity of the subsidiary is equivalent to 1,900,000 shares as of December 31st, 2007, and Viña San Pedro S.A. ownership is 98.69% .

(3) Compañía Cervecerías Unidas Argentina S.A. ("CCU Argentina S.A.")

On April 1st and June 10th, 2008 the Company received irrevocable capital contributions from Invex CCU S.A. of US$70,000,000 and US$4,600,000 respectively, for future company’s capital increases. On June 3rd, 2008 the first amount was capitalized.

On May 30 th, 2008 CCU Cayman Branch transferred 264,188,240 Compañía Cervecerías Unidas Argentina S.A. shares of its property, equivalent to US$109,835,718, to Invex CCU S.A.

Pursuant to these changes, as of December 31st, 2008 the shareholders of CCU Argentina S.A. are Inversiones Invex CCU Ltda. (previously Invex CCU S.A.) (95.96%) and Anheuser Busch Inc (4.04%) . As of December 31st, 2007 the shareholders of CCU Argentina S.A. were CCU Cayman Branch (92.04%) and Anheuser Busch Inc (7.96%) .

On December 6th, 2007, CCU Argentina received an irrevocable capital contribution from Invex CCU S.A., equivalent to US$15,000,000, corresponding to future capital increases of the firm capitalized on June 3rd, 2008.

(4) Viña San Pedro Tarapacá S.A.(VSPT)

On August 28th, 2008 CCU S.A. bought 1,199,039,008 VSP shares in ThCh$4,456,924 (historic) increasing it’s participation in VSP to 63.1453% . The transaction generated negative goodwill for ThCh$1,481,357.

Viña San Pedro S.A. and Viña Tarapacá Ex Zavala General Extraordinary Shareholders Meetings, both hold on December 3rd, 2008, approved the merge by absorption of Viña Tarapacá with Viña San Pedro, being the latter the absorptive one, through the approval of a capital increase of ThCh$30,193,541 divided into 15,987,878,653 shares. The swap ratio of the new issue to be handed out to the VT shareholders was 1,480.30828321 VSP shares for each VT share. The amendment to the By-Laws with regards to the change of the Company’s name into Viña San Pedro Tarapacá S.A. (VSPT) was also approved. This transaction generated negative goodwill of ThCh$2,417,866.

On December 3rd, 2008, CCU S.A. bought 25% of the VT shares in US$33.1 million (ThCh$22,092,264), equivalent to 10% of VSPT shares, which after the swap represented 3,996,969,663 VSPT shares, generating goodwill of ThCh$1,284,812.

The merger had accounting effects as of October 1st, 2008 whereas for legal effects the merge was formalized on December 9th, 2008 through the respective Extraordinary Shareholders Meetings Acts public deeds, notwithstanding the shares swap took place in January 2009.

Additionally, in December 2008 a Company’s affiliate bought more VSP shares increasing its VSP’s equity participation to 66.66% prior to the shares swap, which represents 50.00% after the VSPT swap. This transaction generated negative goodwill of ThCh$ 1,273,299.

As a consequence of the above referred changes, as of December 31st, 2008, the VSPT shareholders are Compañía Cervecerías Unidas S.A. (CCU S.A.) with 47.8872% and CCU Inversiones S.A. with 2.1128%, which altogether gives CCU S.A. 50.00% participation over the VSPT shares. The other shareholders are Compañía Chilena de Fósforos S.A. (CCF) and minority shareholders with 30.00% and 20.00% participation respectively. Regardless of these percentages, CCU S.A. has consolidated VSPT considering that the Shareholders Agreement subscribed with CCF grants control to CCU S.A. After the share swap held on January 2009, the Company acquired additional shares of VSPT and increase it participation to 50.01% .

Goodwill and negative goodwill resulting from the abovementioned transactions including amortization of ThCh$4,721 as of December 31, 2008 was presented netted for local purposes; resulting in total negative goodwill of ThCh$3,882,989 (see note 8 d).

The Company registered the transaction under the acquisition mode as per Technical Bulletin N° 72 of the Colegio de Contadores de Chile AG. The transaction generated a Goodwill of ThCh$ 1,133,054, which corresponds to the positive difference between the determined value and the VSPT adjusted net worth value. Following we present a detailed summary of the Goodwill:

ThCh$
Viña Tarapacá Ex Zavala S.A. equity at Book Value
October 1st 2008	44,161,157
Fair Value adjustment (47.8872%)	39,507,000
Viña Tarapacá Ex Zavala S.A. at Fair Value	83,668,157

Viña San Pedro S.A. equity at Book Value as of
October 1st 2008	106,458,760
Fair Value adjustment (2008 acquisition equivalent to 2.9999%)	14,514,240
Viña San Pedro S.A. at Fair Value	120,973,000

Equity method value in Viña San Pedro Tarapacá S.A.	91,481,777
Assets handed over by CCU S.A. in the transaction	(89,063,911)

Negative Goodwill	2,417,866

Goodwill in the acquisition of 25% of Viña Tarapacá S.A. before the merge	(1,284,812)

Net merger Negative Goodwill as of October 1st,2008	1,133,054

Because of the Merger, as of December 31st, 2008 VSPT consolidates the following affiliates:

Viña Misiones de Rengo S.A.

Viña Misiones de Rengo S.A was formed by public deed dated July 31st, 2000, and it is considered a relatively young vineyard in the wine industry, dedicated to the commercialization of fine wines in Chile as well as abroad.

Vitivinícola del Maipo S.A.

Vitivinícola del Maipo S.A. (Videma) was formed by public deed dated April 3rd, 1995, and its purpose is the viticulture activity in general, focusing primarily in the commercialization of fine wines in Chile and abroad.

Viña del Mar de Casablanca S.A.

Viña del Mar de Casablanca S.A. was formed on July 18 th, 2002 and it is located in the Casablanca Valley, a Chilean and worldly viticulture emblematic location. The vineyard is dedicated to the production of complex and original wines based on a modern enological concept. It has the state of the art technology in order to meet the highest standards in the world.

Transportes y Logística SURSOL S.A.

The Company was formed by public deed dated August 31st, 2004. Its main activities are the transportation, distribution and commercialization of merchandise, domestic and international cargo and fleet, lease of machinery and equipment (proprietary or for third parties), and any kind of administration and exploitation of transport vehicles.

Bodega Tamarí S.A.

The Company was formed with the name "Bodegas del Valle S.A." by public deed dated July 30th, 2004 and later renamed "Bodega Tamarí S.A." on the Shareholders Meeting hold on February 22nd, 2006; it was registered in the Mendoza Companies Public Registry on March 14th, 2006. The Company is dedicated to the fine wine making, with grapes mostly from the Mendoza valley, Argentina, taking advantage of the Mendoza province high land conditions for the growing of great quality grapes.

(5) Compañía Industrial Cervecera S.A. ("CICSA")

On April 1st and June 11th, 2008 CICSA received irrevocable capital contributions from CCU Argentina S.A. for US$ 85,000,000 and US$ 4,027,000, respectively, for future capital increases in the Company.

On July 1st 2008 receives another capital contribution from CCU Argentina S.A. for US$ 573,000.

As of December 31st, 2008 the shareholders of CICSA are CCU Argentina S.A. and third parties in 99.73% and 0.27% respectively. (As of December 31st, 2007 the shareholders of CICSA were CCU Argentina S.A. y minority shareholders in 99.21% and 0.79% respectively).

On October 4th, 2007 the affiliate Compañía Industrial Cervecera S.A. (CICSA) subscribed a contract for the acquisition of 100% of Inversora Cervecera S.A. (ICSA)’s shares. The transaction was conditioned to the approval of the antitrust authorities (at present, the Secretary of Domestic Trade or Secretaría de Comercio Interior) which was obtained on March 31st, 2008.

The payment of the transaction was done on April 2nd, 2008, considering an initial payment of ThUS$88,000, less liabilities, plus a complementary payment. This transaction generated Goddwill of ThCh$ 25,900,509 as of December 31, 2008 (see note 8 b).

ICSA is the owner of the beer brands Palermo, Imperial y Bieckert, with a market share of approximately 5.8% of the argentine beer market, and of a brewing plant located in Luján (Buenos Aires province). The plant has a nominal production capacity of 2.7 million hectoliters per year.

On August 25th, 2008 the Board Meetings of ICSA and of CICSA approved the "Preliminary Merger Commitment between CICSA e ICSA", by which CICSA was going to absorb ICSA, and the latter would become dissolved. Such transaction was registered with inception as of August 2008.

As of December 31st, 2008 the Shareholders Meetings of both Companies remain pending to deal with the merger as well as with the final merge agreement which will be implemented in accordance with the legal terms and regulations in place in the Republic of Argentina. As a consequence of this operation, ICSA was absorbed and consolidates its operations with CICSA since August 2008.

On December 18th, 2007, the company agreed to capitalize as an irrevocable capital contribution US$9,950,245 of debt that CICSA maintained with CCU Argentina S.A.

On December 28th, 2007, it was approved to capitalize the remaining amount of the irrevocable capital contribution for US$15,544,481, through the issuing of 80,380,770 common, nominative not endorsable shares.

(6) Millahue S.A. (previously Aguas Minerales Cachantun S.A.)

On December 29th, 2008 the Shareholders Meeting agreed to distribute an eventual dividend with charge to the accumulated profits. The eventual dividend is N° 25 and represents a total of ThCh$ 10,000,000 corresponding to $390.625 per share. It will be available for the shareholders from January 6th, 2009 on.

On December 9th, 2008 the Board agreed to pay an interim dividend of ThCh$ 1,311,686, N° 24, corresponding to $51.23773438 per share. It will be available for the shareholders from January 6th, 2009 on.

On May 30th, 2008 the Extraordinary Shareholders Meeting agreed to change the name into Millahue S.A.

On April 16th, 2008 the General Shareholders Meeting approved the distribution, with charge to 2007 profits, of the final dividend N° 23 for a total of ThCh$ 1,143,387 (historic), corresponding to $44.68114074 per share.

As of December 31st, 2008 its equity value method value includes an unrealized net loss of ThCh$76,295 (ThCh$85,014 in 2007), arising from the participation change in Fábrica de Envases Plásticos S.A., done on September 1st, 1997, in which Millahue S.A. decreased its participation and Compañía Cervecerías Unidas S.A.’s increased.

On February 28th, 2006, CCU S.A. and Cervecera CCU Chile Limitada sold four and one share of Pisconor S.A., respectively, to Millahue S.A.. Through this, Millahue S.A. obtained a shareholding of 5% in Pisconor S.A. The consolidated ownership of the entity did not change.

(7) Cervecera CCU Chile Limitada

On December 3rd, 2008 the Board approved an accumulated profit distribution of ThCh$45,397,178 and a current year’s profit distribution of ThCh$20,238,000, respectively. CCU S.A. and Millahue S.A. received the distributed profits according to their respective rights percentages, that is, CCU S.A. received 95% and Millahue S.A. received 5%.

In the same oportunity the Board agreed to increase the capital from ThCh$15,001,103 to ThCh$21,161,477 by capitalizing the revalorization reserves as of December 31st, 2007, and to decrease the paid capital in ThCh$20,000,000, for a final capital of ThCh$1,161,477.

On March 15th, 2006, Pisconor S.A. (subsidiary of CCU) changed its structure from a private society to a limited liability company. Subsequent to this change in structure, on March 24th, 2006, Cervecera CCU Chile Limitada and Pisconor S.A. were merged at book values. Pisconor S.A. remained as the legal and taxable entity, and changed its name to Cervecera CCU Chile Limitada.

(8) Embotelladoras Chilenas Unidas S.A. (previously Inversiones Ecusa S.A.)

In an Extraordinary Shareholders Meeting dated December 23rd, 2008, it was agreed to distribute a dividend with charge to prior year profits, N° 5, for a total of ThCh$489,900 corresponding to $ 0.030025 per share. It was also agreed to decrease the capital of ThCh$133,284,087 divided into 16,316,269,241 nominative shares without par value, of a same series, in ThCh$ 100,000,000, to a capital of ThCh$33,284,087 divided in the same amount of shares of identical characteristics, being the latter the subscribed and paid capital of the Company.

In the Board session dated December 2nd, 2008, it was agreed to distribute as interim dividend N° 4 the total amount of ThCh$10,620,000, corresponding to $0.650884 per share.

The General Ordinary Shareholders Meeting hold on April 16th, 2008 approved the distribution of the final dividend N° 3 for a total of ThCh$ 24,115,052 (historic), corresponding to $ 1.477976 per share.

The General Ordinary Shareholders Meeting hold on April 17th, 2007, it was agreed to distribute the final dividend N° 2 for a total of ThCh$ 5,985,623 (historic), corresponding to $ 0.366850 per share.

On February 28th, 2006, the shareholders agreed to restructure Inversiones Ecusa S.A., creating Invex CCU S.A.

As part of this change, Inversiones Ecusa S.A. decreased its capital from ThCh$ 3,345,666 (historical) to ThCh$ 1,039,685 (historical) divided into 117,500,000 shares. Inversiones Ecusa S.A. also ceded to Invex CCU S.A. its investment and rights in Southern Breweries Establishment and CCU Cayman Limited.

On April 24th, 2006, Inversiones Ecusa S.A. changed its name to Embotelladoras Chilenas Unidas S.A

During 2006, the entity entered into several capital transactions resulting in Embotelladoras Chilenas Unidas S.A. having a total capital contribution of ThCh$121,755,646 (historical). These transactions among entities under common control did not have a significant effect at a consolidated level.

(9) Inversiones Invex CCU Limitada ( previously Invex CCU S.A.)

On April 1st, 2008, the Second Extraordinary General Shareholders Meeting approved to increase the capital of Invex CCU S.A. in ThCh$30,639,700, with the issuance of 70,401,790 cash shares without par value. The shareholders CCU S.A. and CCU Inversiones S.A. renounce their preferential rights, being CCU Investments Limited the one which subscribes and pays the total increase.

On May 30th, 2008, the Third Extraordinary General Shareholders Meeting approved to increase the capital in ThCh$52,683,800, by issuing 120,299,994 cash shares without par value, thus increasing the capital to a total of ThCh$143,048,140 divided into 326,196,713 cash shares without par value. The shareholders CCU S.A. and CCU Inversiones S.A. renounce their preferential rights, being CCU Investments Limited the one which subscribes and pays the total increase with a contribution in domain of 264,188,240 shares of Compañía Cervecerías Unidas Argentina S.A., equivalent to US$109,835,718, of its property.

On June 10th, 2008, the Fourth Extraordinary General Shareholders Meeting approved to increase the capital in ThCh$2,224,330, by issuing 5,560,825 cash shares without par value, thus increasing the capital to a total of ThCh$145,272,470 divided into 331,757,538 cash shares without par value. The shareholder CCU Inversiones S.A. renounces its preferential rights, being CCU S.A. and CCU Investments Limited the ones that subscribe and pay in cash the total increase.

On September 30th, 2008 Invex CCU S.A. becomes a Limited Responsibility Company, thus changes its name to Inversiones Invex CCU Limitada and modifies the duration and purpose of the Company.

As of December 31st, 2008 the shareholders of Inversiones Invex CCU Limitada are CCU S.A., CCU Inversiones S.A. and CCU Investment Limited having 6.7979%, 35.4138% and 57.788%, respectively.

On December 6th, 2007, the Extraordinary Shareholders Meeting approved to capitalize the remaining amount of the social cautions maintained as of December 31st, 2006, through the issuing of 6,329 free of payment shares, distributed among the shareholders proportionally to its owned shares, also it was approved to increase the social capital on $7,451,000,000, through the issuing of 17,988,600 shares of payment without nominal value, which were totally subscribed and paid by CCU. The social capital was composed by $56,122,917,628 divided on 135,494,929 shares with no nominal value.

As of december, 31st, 2007, the shareholders of Invex CCU S.A. were CCU Inversiones S.A. and Compañía Cervecerías Unidas S.A. with 86.71% and 13.29%, respectively.

On February 28th, 2006 this entity was created with a capital of Ch$ 2,305,981,661 (historical) divided into 117,500,000 shares of the same series, with no nominal value.

(10) CCU Inversiones S.A.

In December 2008, CCU Inversiones S.A. bought 844.478.445 shares of VSP in ThCh$3,150,709. This transaction generated a goodwill of ThCh$1,278,539 as a consequence of the merger of VSP and VT. As of December 31st, 2008 the participation of the Company is of 2.1128% .

On December 31st, 2007 the First Extraordinary General Shareholders Meeting agreed to capitalize reserves and accumulated profits for a total of ThCh$11,936 (historic) by issuing 39,553,467 bonus stock shares .

In the same Shareholders Meeting, it was agreed to increase the capital from ThCh$54,304,918 (historic) divided into 1,700,798,965 nominative shares without par value, of a same series, to the amount of ThCh$61,074,613 (historic), divided into 1,912,821,921 shares, by issuing 212,022,956 cash shares, to be subscribed and fully paid in cash, within 60 days following the date of the Shareholders Meeting.

By the due date the capital increase was not subscribed and paid in full missing 5,234,151 shares to be subscribed and paid. Therefore, the capital was reduced to the amount actually subscribed and paid which is ThCh$60,907,492 (historic).

Thus, the capital of CCU Inversiones S.A. was fixed in ThCh$64,942,563 (historic) divided into 1,907,587,770 nominative shares without par value, of a same series.

On April 28th, 2006 this entity was created with a capital of Ch$ 52,968,761,888 (historical) divided into 1,661,245,498 shares of the same series with no nominal value.

As of December 31st, 2007, the shareholders of CCU Inversiones S.A. were Compañía Cerverías Unidas S.A. with 97.531%, Millahue S.A. (previously Aguas Minerales Cachantun S.A.) with 2.411% and other minority shareholders with a total shareholding of 0.058% .

(11) Compañía Cervecera Kunstmann S.A.

On November 15th, 2006, the Company acquired one share of Compañía Cervecera Kunstmann S.A., increasing its shareholding from 50.00000% to 50.00073% and modified the shareholders’ agreement. As a result, Compañía Cervecera Kunstmann became a subsidiary of Compañía Cervecerías Unidas S.A. and has been consolidated into the Company as from November 2006.

(12) New Ecusa S.A.

On December 14 th, 2006 the entity New Ecusa S.A. was created as a private society with a capital of Ch$15,042,262,000, divided into 15,042,262 shares. Its purpose is to administrate the trade marks previously acquired from Watt’s S.A. Certain of these rights are used by Embotelladoras Chilenas Unidas S.A., under a royalty contract. As of December 31st, 2008, its shareholders are Embotelladoras Chilenas Unidas S.A. and CCU Inversiones S.A. with 99.99% and 0.01% ownership, respectively.

(13) Viña Altaïr S.A.(previously Viña Dassault San Pedro S.A.)

During September 2007, Dassault Investment Fund Inc., owner of 50% of Viña Dassault-San Pedro S.A. (“Viña Altaïr”), sold its participation on this company. This was the culmination of a searching process of an alternative that would allow each partner to review its participation on Viña Altaïr.

Due to the previous process, Viña San Pedro S.A. bought 494,999 shares at US$4,503,649, which allowed it to increase its ownership on this company to 99.9999%, while the subsidiary Viña Santa Helena S.A. acquired one share, obtaining a 0.0001% of this company.

As a consequence of this operation, this company became a subsidiary and consolidates its results with Viña San Pedro S.A. since September 2007.

(14) CCU Investments Limited

On May 30th, 2008 according with the Board session, the Company increased its capital in US$ 109,835,718 by issuing 109,835,718 shares, which were subscribed and paid by CCU Cayman Branch with the contribution of 264,188,240 shares of Compañía Cervecerías Unidas Argentina S.A.

On November 17th, 2007, CCU Investments Limited was constituted, been registered as a foreign company on the company register of Cayman Islands. Its equity equivalent to US$1,000, represented by 1,000 shares was subscribed and paid on 990 and 10 shares by CCU-Cayman Branch and CCU Inversiones S.A., respectively.

On November 27th, 2007, CCU Investments Limited increases its capital to US$70,000,000 through the issuing of 70,000,000 shares, which were totally subscribed by Cayman Branch.

As of December 31st, 2008, the shareholders of the Company are Cayman Branch with 99.99% and CCU Inversiones S.A. with 0.01% .

(15) Viña Santa Helena S.A. (“VSH”)

On April 3rd, 2008 CCU Inversiones S.A. bought from Iansagro S.A., 20 VSH shares at a price of ThCh$ 10,483.

As a consequence, as of December 31st, 2008 the shareholders of VSH are Viña San Pedro Tarapacá S.A. and CCU Inversiones S.A. in 99.90% and 0.10%, respectively.

(16) Plasco S.A.

In the session hold on December 28st, 2008, the Board agreed to distribute the eventual dividend N° 17 with charge to previous years profits, for a total of ThCh$55,676, corresponding to Ch $4.21798 per share.

In the session hold on November 21st, 2008, the Board agreed to distribute the interim dividend N° 16, for a total of ThCh$633,000 (historic), corresponding to Ch$ 47.954545 per share.

The General Shareholders Meeting dated April 15th, 2008 agreed to distribute with charge to 2007 profits, the final dividend N° 15, for a total of ThCh$1,230,879 (historic), corresponding to Ch$93.24842 per share.

In the session hold on March 16th, 2007, the Board agreed to propose to the shareholders meeting the distribution of the final dividend N° 14, for Ch$ 72.74164 per share, which entailed the distribution of ThCh$960.190 (historic), representing 70.43% of the fiscal year profit.

(17) Financiera CRECCU S.A.

On October 2nd, 2008 the company was formed with a capital of ThCh$1,000, divided into 1,000 nominative shares without par value of a same a sole series. The capital was subscribed and paid by CCU S.A. and CCU Inversiones S.A. with 900 and 100 shares respectively.

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

d) Price-level restatements

The financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the local currency during each year. For this purpose and in conformity with current Chilean regulations, non-monetary assets and liabilities and equity accounts have been restated by charges or credits to income. Furthermore, the income and expense accounts have been restated in terms of year-end constant pesos. In accordance with Chilean tax regulations and accounting practices, the restatements were calculated based on the official Consumer Price Index of the National Institute of Statistics, applied one month in arrears, which was 8.9%, 7.4% and 2.1% for the years ended December 31st, 2008, 2007 and 2006, respectively. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile. For comparative purposes, the consolidated financial statements as of December 31st, 2007 and 2006 and the amounts disclosed in the related footnotes have been restated in terms of Chilean pesos of December 31st, 2008 purchasing power. The above-mentioned price-level restatements do not purport to present appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of assets and liabilities exposed to the effects of inflation.

e) Foreign currency

Balances in foreign currency and in indexed units included in the consolidated balance sheets and summarized in Note 21 have been translated into Chilean pesos at the market (“observed”) exchange rates and closing equivalences in effect at each year end as follows:

	2008	2007	2006

U.S. Dollar	636.45	496.89	532.39
Euro	898.81	730.94	702.08
Unidad de fomento (UF)	21,452.57	19,622.66	18,336.38

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

The Company and its subsidiaries establish a provision for obsolete inventories based on technical reports prepared by the units responsible for the control of such inventories.

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

Goodwill and negative goodwill

Under Chilean GAAP, effective January 1st, 2004, Technical Bulletin No. 72 (“TB 72”) requires the determination of goodwill and negative goodwill based on the fair value of the acquired company. Prior to January 1st, 2004, goodwill included the excess of the purchase price of companies acquired over their net book value; negative goodwill was established when the net book value exceeded the purchase price of companies acquired. Goodwill and negative goodwill also arise from the purchase of investments accounted for by the equity method.

Goodwill and negative goodwill are amortized over 20 years considering the expected period of return of the investment. The Company evaluates the recoverability of goodwill on a periodic basis.

Investments in other companies

Investments in other companies includes investments in quoted common shares with an average trading value below UF 400 (ThCh$ 16,835, ThCh$ 21,500 as of December 31st, 2008 and 2007 respectively) during the last quarter of each year and investments in unlisted shares and partnership interests in other companies where the Company does not have the ability to exercise significant influence over the operating and financial policies of the investee.

Investments in unlisted shares and partnership interests in other companies are reported at each year-end at cost plus price-level restatements and income from these investments is recognized on a cash basis. Where provisions for impairment were considered necessary, such provisions were recorded.

m) Translation of foreign currency financial statements

The investments in the Argentine subsidiaries are recorded in accordance with Technical Bulletin No. 64 of the Chilean Institute of Accountants. Under this pronouncement, the financial statements of foreign subsidiaries, which operate in countries that are exposed to significant risks, restrictions or inflation/currency fluctuations must first be expressed in US dollars and then translated into Chilean pesos at the year-end exchange rate. As a result, no effect is given to price-level restatements based on inflation in those countries, in the case of the Argentine subsidiaries, the US dollar is considered to be the functional currency of these operations. Accordingly, the financial statements of these subsidiaries are prepared in accordance with Chilean GAAP, excluding the application of monetary correction, and then expressed in US dollars as follows:

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

p) Income taxes and deferred income taxes

Effective January 1st, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletins Nos. 60, 68 and 69 of the Chilean Institute of Accountants and Circular No. 1,466 of the SVS. The effects of deferred income taxes at January 1st, 2000 that were not previously recorded, were recognized, in accordance with the transitional period provided by Technical Bulletin N° 60, against a contra asset or liability account (“complementary accounts”) and were recorded to offset the effects of the deferred tax assets and liabilities not recorded prior to January 1st, 2000. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability related. Deferred income taxes at January 1st, 2000 are recognized in income beginning in 2000 as the temporary differences are reversed.

Deferred income tax assets are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax asset to an amount that is more likely than not to be realized.

The Argentine subsidiaries, with the exception of Finca La Celia S.A., have not recorded a current tax provision due to the existence of tax loss carryforwards (see Note 13).However, CICSA recorded a minimum imputed income tax which has been included under Other assets in the consolidated balance sheets as a tax recoverable as the taxes paid can be used to offset income taxes in future periods.

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

In the case of the obligations connected with guarantees related to accounts and documents receivable presented as current assets, these are shown as short-term liabilities. The remaining guarantees are presented in the balance sheet as long-term liabilities.

Deposits received on bottles and containers in circulation are classified as long-term liabilities. At December 31st, 2008 and 2007, the amount of these deposits was determined based on the estimated redemption of the bottles and containers by customers and valued using the historic amount of the deposit. These deposits are not subject to price-level restatements.

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

The balance of cash and cash equivalents is as follows:

	At December 31,
	2008	2007

	ThCh$	ThCh$
Cash	17,493,871	21,445,353
Time deposits	1,449,989	27,588,366
Money market funds	11,639,941	49,606,961
Securities purchased pursuant to resale agreements	19,320,000	28,461,014

Total	49,903,801	127,101,694

u) Revenue recognition

The Company and subsidiaries recognize revenues upon the physical delivery of the product, at which time title passes to the customer. Viña San Pedro Tarapacá S.A. recognizes revenues relating to export sales of wine when the wine is shipped which, in accordance with established sales terms, is when the title passes to the customer.

v) Advertising and sales promotion costs

Media advertising is expensed as incurred, generally when the ads are aired, printed or presented to the public. At December 31st, 2008 and 2007, ThCh$ 2,393,590 and ThCh$ 7,373,358, respectively, of advertising were reported as assets. Advertising expense amounted to ThCh$ 55,057,779,ThCh$ 47,541,713 and ThCh$ 46,308,779 for the years ended December 31 st, 2008, 2007 and 2006, respectively.

w) Compensation’s Plans

The compensation plans implemented through shares’ options subscription are recognized on the financial statements according to the International Financial Reporting Standard Number 2 “Payments based on shares”, registering the effect of the fair value of the options as part of salaries in a linear form as the service perceived by the options beneficiaries is accrued, between the giving date and the established date for the exercise of the options.

NOTE 2 - ACCOUNTING CHANGES

During 2008 and 2007, there were no accounting changes compared to the prior years that could have a significant effect on the interpretation of these financial statements.

NOTE 3 - TIME DEPOSITS AND MARKETABLE SECURITIES

Time deposits and marketable securities are summarized as follows:

	At December 31,
	2008	2007

	ThCh$	ThCh$
Time deposits	6,900,130	27,605,637
Money market funds	11,649,156	49,608,178
Common equity shares	320,355	297,528

Total	18,869,641	77,511,343

NOTE 4 - ACCOUNTS RECEIVABLE - TRADE AND OTHER

Accounts receivable are summarized as follows:

	At December 31,
	2008	2007

	ThCh$	ThCh$
Trade accounts receivable	134,266,860	117,891,880
Other accounts receivable	17,500,649	13,775,068
Advances to suppliers	2,976,602	2,976,602
Allowance for doubtful accounts	(4,568,305)	(3,898,456)

Total	150,175,806	130,745,094

The changes in the allowance for doubtful accounts during the years ended December 31st, 2008, 2007 and 2006 were as follows:

Year	Balance at beginning of period	Additions charged to cost and expenses	Write-offs of bad debts	Foreign exchange differences	Balance at end of period

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2008	3,898,456	2,217,192	(1,708,047)	160,704	4,568,305
2007	4,526,118	1,760,351	(2,267,692)	(120,321)	3,898,456
2006	5,527,093	1,176,472	(2,229,562)	52,115	4,526,118

NOTE 5 – INVENTORIES

Inventories are summarized as follows:

	At December 31,
	2008	2007

	ThCh$	ThCh$
Finished goods	37,538,060	21,284,072
Production in process and semi-manufactured goods	3,679,709	2,217,460
Raw materials	81,893,225	53,520,809
Raw materials in transit	4,339,538	3,782,342
Supplies	1,407,815	2,562,924
Grape crop development and processing costs	8,144,039	1,999,307
Obsolescence provisions	(3,092,383)	(1,099,447)

Total	133,910,003	84,267,467

NOTE 6 - OTHER CURRENT ASSETS

Other current assets are summarized as follows:

	At December 31,
	2008	2007

	ThCh$	ThCh$
Securities purchased pursuant to resale agreements	19,344,292	28,520,570
Fair value of forward contracts	5,201,550	434,160
Deferred income taxes (Note 13)	613,003	1,722,864
Syndicated loan issuance cost	576,497	665,083
Bond issuance cost	281,924	305,832
Other	397,532	1,224,722

Total	26,414,798	32,873,231

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (net) are summarized as follows:

	At December 31,
	2008	2007

	ThCh$	ThCh$
Machinery and equipment	400,311,689	330,357,704
Bottles and containers	171,603,675	158,504,584
Land and buildings	138,996,084	108,580,381
Promotional assets	92,739,078	90,305,133
Vineyards	72,153,256	36,548,414
Construction in progress	64,708,413	81,291,174
Fixtures and fitting	56,890,181	53,145,311
Fixed assets in transit	11,826,944	2,027,141
Increase arising from technical appraisal	10,965,406	10,383,623
Software (net)	1,887,111	1,237,571
Other fixed assets	14,207,163	14,824,384
Accumulated depreciation	(516,769,046)	(458,160,204)

Total property, plant and equipment (net)	519,519,954	429,045,216

NOTE 8 – OTHER ASSETS

As of December 31st 2008 and 2007, other assets are comprised as follows:

	At December 31,
	2008	2007

	ThCh$	ThCh$

Goodwill, net (b)	68,584,699	32,353,166
Investments in unconsolidated affiliates (a)	43,217,313	34,331,219
Trademarks	36,475,332	13,266,909
Accumulated amortization of trademarks	(4,711,839)	(4,856,215)
Land and buildings held for sale (c)	15,149,792	13,230,997
Fair value of swap contracts	9,566,257	-
Deferred expenses for severance indemnities	4,942,423	5,258,537
Syndicated loan and bond issuance cost	3,481,017	4,093,435
Prepaid expenses	2,683,951	3,977,588
Recoverable taxes (value added tax in Argentina)	1,228,072	445,821
Recoverable taxes (minimum imputed income tax in Argentina)	1,155,398	783,882
Bond discount	832,002	884,324
Accounts receivable from related companies	295,382	309,774
Accounts receivable-trade and other	59,398	29,443
Investments in other companies	16,836	21,500
Advance paymente for production capacity	-	3,246,679
Negative goodwill, net (d)	(5,560,030)	(678,971)
Other	306,461	274,757

Total	177,722,464	106,972,845

(a) Investments in unconsolidated affiliates at December 31st, of each year are summarized as follows:

	Percentage owned		Investment carrying value		Equity in net earnings (losses) of affiliated companies recognized in income
Company	2008	2007	2008	2007	2008	2007	2006

	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foods Compañia de Alimentos CCU S.A	50.00	50.00	13,493,208	8,747,283	(636,696)	(1,523,413)	(351,091)
Viña altaïr S.A.	-	-	-	-	-	(341,745)	-
Cervecería Austral S.A.	50.00	50.00	2,447,745	2,345,474	102,270	58,957	89,470
Viña Valles de Chile S.A	50.00	50.00	8,154,410	4,131,374	(220,965)	(657,690)	-
Compañía Cervecera Kunstmann S.A.	-	-	-	-	-	-	337,598
Promarca S.A.	50.00	50.00	19,121,950	19,107,088	890,780	900,881	-

Total			43,217,313	34,331,219	135,389	(1,563,010)	75,977

Foods Compañia de Alimentos CCU S.A. (previously Calaf S.A.)

On May 9th, 2008 the name of the Company was changed from Calaf S.A. to "Foods Compañía de Alimentos CCU S.A.”

On October 26th, 2007, the Fourth General Shareholders Meeting, agreed to reform the corporate by-laws, and increase the social capital. As a consequence, it was agreed to increase the capital of the Society to ThCh$27,763,946. For these effects, it was proposed to increase the capital with ThCh$13,205,146 through the issuance of 13,205,146 shares, which will have to be completely subscribed and paid in cash, during a year period, since the date of the meeting. As at December 31st, 2007 and January 2008, ThCh$3,277,798 and Thch$9,927,348 have been subscribed and paid-in respectively.

As of December 31st, 2008 the shareholders are CCU Inversiones S.A. and Industria Nacional de Alimentos S.A., with a participation of 50% each shareholder.

During the fiscal year 2008, an unrealized net loss of ThCh$338,886 (Income of ThCh$27,515 in 2007) is included on its proportional equity value, generated by sales of Foods products to the subsidiary ECUSA.

Viña Altaïr (previously Viña Dassault San Pedro S.A.)

On January 2007, the social capital increase of Viña Altaïr S.A. approved at the General Shareholders Meeting dated September 26 th, 2007, corresponding to ThCh$5,250,000 (US$10,000,000) dividend into 900,000 payment shares, without nominal value, was subscribed and paid.

The subsidiary Viña San Pedro S.A. subscribed 450,000 shares, which allowed it to maintain its participation on this company..

According to the note 1b) Viña Altaïr S.A. became a subsidiary and it consolidates its financial results with Viña San Pedro S.A. since September 2007.

Viña Valles de Chile S.A.(previously Viña Tabalí S.A.)

During May and June 2008 the capital increase approved in the General Shareholders Meeting of May 12th, 2008 was subscribed and paid. The increase was ThCh$8,000,000 (historic), represented in 200,000 common nominative shares, with no par value The affiliate Viña San Pedro S.A. subscribed 100,000 shares , maintaining it’s participation in this company.

On March 27th, 2007, the name of Viña Tabalí S.A. was changed to “Viña Valles de Chile S.A.” and, for commercial and marketing effects, the names “Viña Leyda S.A.”, “Viña Tabalí S.A.” and “VTL S.A.” were included.

During February 2007, the social capital increase of Viña Valles de Chile S.A. approved at the General Shareholders Meeting dated January 22nd, 2007, corresponding to ThCh$3,816,260 (historical), through the issuing of 73,390 payment shares without nominal value, was subscribed and paid. The subsidiary Viña San Pedro S.A. subscribed 36,695 shares, which allowed it to maintain its participation in this company .

Compañía Cervecera Kunstmann S.A.

During 2006, CCU.recognized the accrued results obtained by its investment in Compañía Cervecera Kunstmann S.A., which included part of the results obtained in December 2005 which were not recognized that year. The additional accrued results for that month corresponded to a loss of ThCh$ 7,112 (historical).

As described in Note 1b) Compañía Cervecera Kunstmann S.A. became a consolidated subsidiary of Compañía Cervecerías Unidas S.A in November 2006.

Promarca S.A.

On January 30th, 2007, according to the records of the Extraordinary Shareholders Meeting, it was agreed to merger by absorption Promarca Watt’s S.A. and Promarca Ecusa S.A., with Promarca Watt’s S.A. remaining as the continuing and successor entity for all the legal and tax effects. As part of the same process, Promarca Watt’s S.A. changed its name to Promarca S.A.

The merger was effective as of January 1st, 2007. As of December 31st, 2008 the shareholders of Promarca S.A are New Ecusa S.A. and Watt’s Dos S.A., with 50% ownership each, respectively.

On December 22nd, 2006, according to the agreement between New Ecusa S.A. and Watt’s S.A., it was established that if the products made under the acquired brands increases percentage wise its revenues for a three-year period, New Ecusa S.A. will have to pay an eventual price for the rights of the acquired brands.

As of December 31st, 2008, according to the revenues obtained from those products and considering a sustained increase of Watt’s products during the last five years, New Ecusa S.A. has considered probable the payment of the eventual price, registering a long term provision for a total of ThCh$1,556,340. (Thch$1,550,283 in 2007)

Considering that the payment of the eventual contingent price corresponds to part of the brands’ value that New Ecusa S.A. acquired, this liability was recognized as an increase on the investment value in related companies.

b) Goodwill (net of accumulated amortization) is summarized as follows:

	At December 31,
Company	2008	2007

	ThCh$	ThCh$
Inversora Cervecera S.A	25,900,509	-
Viña Tarapacá S.A.(*)	12,128,057	-
Compañía Pisquera de Chile S.A.	10,059,286	10,681,510
Compañía Industrial Cervecera S.A.	7,664,996	7,512,994
Embotelladoras Chilenas Unidas S.A	7,540,859	8,236,937
Viña San Pedro S.A.	3,369,399	3,857,626
Cervecería Austral S.A.	1,911,134	2,063,404
Transporte y Logistica Sursol S.A	9,828	-
Aguas Minerales Cachantun S.A	631	695

Total	68,584,699	32,353,166

(*) Corresponds to the 50,00% of the goodwill generated and recorded by VSPT as a result of the merger with VT, net of amortizations as of December 31, 2008.

(c) Land and buildings held for sale are summarized as follows:

	At December 31,
	2008	2007

Location	ThCh$	ThCh$
Osorno	4,537,487	3,513,008
Argentina	3,120,770	2,607,944
Quilicura	2,621,332	2,880,719
Limache	1,908,125	1,908,125
Santiago	1,562,823	1,488,410
La Serena	613,164	49,790
Valparaíso	432,196	431,047
Temuco	242,834	16,063
Antofagasta	85,527	83,569
Lonquén	25,534	25,533
Concepción	-	226,789

Total lands and buildings held for sale	15,149,792	13,230,997

(d) Negative goodwill (net of accumulated amortization) is summarized as follows:

	At December 31,
Company	2008	2007

	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A	3,882,989	-
Compañía Cervecerías Unidas Argentina S.A	1,242,990	301,084
Compañía Industrial Cervecera S.A.	306,291	291,084
Cervecería Austral S.A.	94,141	86,803
Bodega Tamari S.A	33,619	-

Total	5,560,030	678,971

In 2008 and 2007, the Company completed impairment tests for its goodwill and determined that it was not impaired.

NOTE 9 - SHORT-TERM BORROWINGS

Short-term borrowings relate to bank loans due within one-year and are mainly denominated in foreign currencies:

	At December 31,
	2008	2007

	ThCh$	ThCh$
United States dollars	2,855,983	4,452,256
Unidad de Fomento (UF)	2,180,072	840,330
Chilean pesos	10,932,680	-
Other	1,354,338	820,074

Total	17,323,073	6,112,660

The annual average rate of interest in 2008 related to the borrowings was 10.82% (7.77% in 2007).

NOTE 10 - BANK BORROWINGS

The details of bank and financial Institutions borrowings at December 31st, 2008, are summarized as follows:

Institution	Currency	Current portion	Long-term	Total at December 31, 2008	Annual interest rate

		ThCh$	ThCh$	ThCh$	%
JPMorgan Chase	US$	63,889,569	-	63,889,569	2.71
BBVA S.A. New York Branch	US$	128,839	44,551,500	44,680,339	2.81
Banco Crédito e Inversiones	UF	358,453	10,060,871	10,419,324	3.60
Banco Santander Chile		$-	30,465,658	30,465,658	9.48
Banco Chile	UF	261,910	-	261,910	4.00
Banco Chile		$45,661	2,700,000	2,745,661	10.80
Banco Estado	UF	-	1,277,135	1,277,135	4.36
Cía. de Seguros de Vida Consorcio Nacional de Seguros S.A	UF	54,394	14,635,198	14,689,592	7.07

Total		64,738,826	103,690,362	168,429,188

The details of bank borrowings at December 31st, 2007, are summarized as follows:

Bank	Currency	Current portion	Long-term	Total at December 31, 2007	Annual interest rate

		ThCh$	ThCh$	ThCh$	%

JPMorgan Chase	US$	408,097	54,111,322	54,519,419	5.22
BBVA S.A. New York Branch	US$	204,959	37,877,924	38,082,883	5.13
Banco Crédito e Inversiones	UF	140,303	10,021,714	10,162,017	3.60
Cía.de Seguros de Vida Consorcio Nacional de Seguros S.A	UF	50,604	14,632,420	14,683,024	7.07

Total		803,963	116,643,380	117,447,343

On November 4th, 2004, the Company signed an agreement to obtain a US$ 100,000,000, five year syndicated loan with JPMorgan Security Inc. acting as the lead agent. The interest rate on the loan is Libor plus 0.3% for the first three years and Libor plus 0.325% for the remaining two.

The maturity of this loan is on November 9th, 2009 and for that reason, this obligation is presented in the short term liabilities.

On November 23rd, 2007, the Company through its Agency, CCU Cayman Branch, subscribed a loan for US$70 million, with Banco BBVA New York Branch, at an interest of Libor plus 0.27% . This loan expires on November 23rd, 2012.

As of December 31st, 2008, the Company has leasing obligations in the short and long term at an interest rate of 7.07% per year.

Capital Lease disclosure

The future minimum lease payments required under capital lease together with the present value of such minimum lease payments that have initial or remaining non-cancelable lease terms in excess of one year as of December 31st, 2008, were as follows:

Capital Lease disclouse

Payable during the year ending
Capital Leases
December 31,	(ThCh$)

2009	1,059,683
2010	1,059,683
2011	1,059,683
2012	1,059,683
2013	1,059,683
2014 to 2017	4,128,065
2018 to 2031	27,220,918

Total minimun lease payments	36,647,398
Less: Amount representing interest	(21,957,806)
Present value of minimum lease payments	14,689,592
Less: Current portion of obligation	(54,394)

Long-term portion of leasing obligation	14,635,198

The loans require the Company and its subsidiaries, Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A., to comply with certain interest, debt and equity covenants, including the following:

i) The maintenance of a consolidated interest coverage ratio of at least 3.0, to be measured quarterly based on a moving average for the past four quarters.

ii) The maintenance of a consolidated debt ratio lower or equal to 3.0.

iii) The maintenance of a minimum consolidated equity of UF 15,000,000 at the end of each quarter. Additionally, the loan requires that the Company comply with certain operating covenants including maintenance of insurance, payment of taxes and limitation on mergers and sales of certain assets.

On August 22nd, 2005, the subsidiary Compañía Pisquera de Chile S.A. (CPCh) obtained a syndicated loan amounting to UF 468,982 with BCI, BBVA and Raboinvestment banks. The loan requires CPCh to comply with the following:

a) To maintain a financial expense ratio net of subordinated debt not lower than 3. The covenant is valid until the termination of the contract on June 30th, 2007.

b) To maintain a debt ratio not higher than 1.5, excluding subordinated debt, valid until termination of loan.

c) To maintain equity higher than UF 700,000 on December 31st, 2005, and UF 800,000 from December 31st, 2006 to the termination of the loan.

Additionally, the loan requires the subsidiary to adhere to certain restrictions such as maintaining insurance, limitations on sale of assets and acquisitions, and limitations of up to UF 10,000 on guarantees or mortgages.

At December 31st, 2008, the Company was in compliance with all covenants associated with all obligations.

Scheduled maturities of bank, and financial institutions borrowings at December 31st, 2008, are as follows:

Maturing during the years	ThCh$

2009	64,738,826
2010	33,037,066
2011	11,283,753
2012 to 2031	59,369,543

Total	168,429,188

NOTE 11 - BONDS PAYABLE

Bonds payable are summarized as follows:

	At December 31,
	2008	2007

	ThCh$	ThCh$
Current portion
Principal	3,754,199	3,739,588
Accrued interest	589,999	617,263

Subtotal	4,344,198	4,356,851

Long-term
Principal	57,439,256	60,955,291

Total	61,783,454	65,312,142

On June 13th, 2005, the subsidiary Viña San Pedro S.A. issued Series A bonds, to the amount of UF 1,500,000. The bonds were placed on July 20th, 2005 at a premium of ThCh$ 227,378 (historical) which is being deferred and amortized over the life of the bonds, 20 years.

The bonds have certain restrictive covenants, including the following:

i) Maintaining of control over subsidiaries, which represent, at least, 30% of issuer’s consolidated EBITDA.

ii) Restrictions from certain related party transactions. iii) Restriction on the sale or transfer of certain essential operating assets.

iv) Maintaining of an indebtedness ratio, measured according to consolidated financial statements, not higher than 1.2 at the end of each quarter.

v) Maintaining of financial expenses coverage, settled at the end of each quarter and on retroactive basis for periods of 12 months, measured according to financial statements or consolidated financial statements, not lower than 3.

vi) Maintaining of a minimum equity of UF 4,000,000 at the end of each quarter.

On October 18th, 2004, the Company issued its series E bonds for a total notional amount of UF 2,000,000. The bonds were placed on December 1st, 2004 at a discount of ThCh$ 897,857 (historical) which is being amortized over the term of the bonds.

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

iv) The Company must maintain, directly or indirectly, the ownership of at least 50% of the following subsidiaries: Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Viña San Pedro Tarapacá S.A.

v) The Company must maintain, directly or through a subsidiary, the ownership of the “Cristal” trademark (related to beer).

vi) The Company must maintain a minimum consolidated equity of UF 15,000,000 at the end of each quarter.

vii) The Company must not sell or transfer assets representing more than 25% of its consolidated assets.

At December 31st, 2008, the Company was in compliance with all covenants related to these bonds.

Scheduled maturities of bonds payable at December 31st, 2008, are as follows:

Maturing during the years	ThCh$

2009	4,344,198
2010	3,754,199
2011	3,754,199
2012	3,754,199
2013	3,754,199
2014 to 2016	11,262,597
2017 to 2025	31,159,863

Total	61,783,454

NOTE 12 - ACCRUED EXPENSES AND OTHER LIABILITIES

The detail of accrued expenses is summarized as follows:

Short-term	2008	2007

	ThCh$	ThCh$
Advertising expenses on invoices not received	15,127,694	13.259.159
Accrued expenses on invoices not received	5,168,295	6,120,140
Provision for vacation expenses	5,271,466	4,460,042
Directors dividend sharing	1,301,311	2,331,656
Bonus for employee achievements	1,783,875	1,568,634
Provision for severance indemnities	1,789,485	1,547,390
Accrued legal employee benefits	1,499,504	1,097,514
Sales commissions	1,402,304	531,228
Provision for restructuring expenses	-	250,470
Other benefits for employees	1,148,471	194,896
Salaries payable	-	183,868
Fair value of forward exchange contracts	2,961,298	-
Other accrued expenses	5,670,291	2,961,639

Total	43,123,994	34,506,636

Long-term	2008	2007

	ThCh$	ThCh$

Fair value of cross - currency swap	-	20,162,702
Provision for severance indemnities	8,500,577	7,129,110
Allowance for unrealized profit on hedge operation	4,705,766	2,734,418
Provision for lawsuits	1,026,870	1,596,856
Additional payment for brand rights (note 8a)	1,556,340	1,550,283
Notes payable	-	1,517,205
Other	261,558	1,522,509

Total	16,051,111	36,213,083

At December 31st, 2008, the Company has two outstanding cross-currency swap derivative contracts intended to protect the Company against foreign currency and interest rate risk. The derivative contracts are a hedge against future interest and capital payments amounting to US$ 170,000,000 related to the loans obtained on foreign currency at variable rate.

NOTE 13 - INCOME TAXES

The Company’s current tax provision for the year ended December 31st, 2008 amounts to ThCh$ 14,056,565 (ThCh$ 17,535,462 in 2007). Although taxable results can not be consolidated under Chilean legislation, a portion of the income tax that would have been payable on 2008, 2007 and 2006 results has been reduced by the application of tax loss carryforwards available in subsidiaries. At December 31st, 2008, the Company’s Chilean subsidiaries had tax loss carryforwards amounting to ThCh$ 56,398,053 (ThCh$ 20,241,280 in 2007) which are available to apply against their own tax liabilities in future years. No expiration date is prescribed by Chilean law for tax loss carryforwards.

Additionally, CCU Argentina S.A. and its subsidiaries have tax loss carryforwards aggregating to ThCh$ 3,919,060 at December 31st, 2008 (ThCh$ 2,535,791 in 2007) which may be applied to reduce taxable income in Argentina during a five-year carryforward period.

The balance for corporate income tax at December 31st, 2008 and 2007 is as follows:

	2008	2007

	ThCh$	ThCh$
Income tax current provisions	13,748,705	17,484,756
Other taxes	101,255	50,706

Total current tax provision	13,849,960	17,535,462
Monthly provisional payments	(11,504,104)	(10,825,782)
Tax payment due to merger	-	(794,667)
Other credits	(246,192)	(377,321)

Total taxes payable	2,099,664	5,537,692

Taxes payable are presented as a current liability as "Income taxes payable". Recoverable taxes are included under prepaid taxes, together with VAT and other current tax credits.

	2008	2007

	ThCh$	ThCh$
Income taxes recoverable	1,458,070	1,328,940
Tax credit in Argentina	2,944,818	1,057,696
Exporters VAT credit	1,147,768	761,048
Income tax to be recovered	11,317,840	48,937

Total prepaid taxes	16,868,496	3,196,621

At December 31, 2008 and 2007, the accumulated balances from deferred taxes originating from temporary differences were as follows:

	2008				2007

	Deferred assets		Deferred liabilities		Deferred assets		Deferred liabilities
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	560,232	6,596	-	-	617,921	1,108	-	1,175
Provision for staff vacation	653,847	-	-	-	591,844	-	-	3,537
Amortization of intangible assets	2,464	718,204	-	-	9,262	539,052	-	-
Depreciation of fixed assets	-	-	-	25,560,297	-	-	-	21,497,713
Severance indemnities	250,017	271,153	7,060	2,881	242,183	151,306	-	58,743
Adjustment on bottle and container deposits	-	-	-	3,199,990	-	-	-	3,451,687
Software expenses capitalized	-	-	-	637,222	-	-	-	545,090
Operating expenses – crop farm	-	-	1,596,484	-	-	-	1,850,032	-
Tax loss carryforwards	703,133	4,241,233	-	-	937,986	3,435,444	-	-
Difference in inventory valuation	430,911	-	-	-	176,798	-	-	-
Unrealized profit on hedge operation	-	752,038	700,670	-	180,494	3,892,511	73,807	-
Allowance for land and buildings held for sale	47,869	671,633	-	-	9,812	822,983	-	-
Unrealized gain	-	367,164	-	-	-	278,906	-	-
Changes in allowances	640,387	1,384,501	-	-	550,340	1,681,510	-	4,612
Deferred debt issuance cost	-	1,852	98,744	315,517	-	-	93,783	386,720
Differed income from sale of fixed assets	-	-	-	259,310	-	-	-	302,110
Other	1,570,831	76,892	1,843,730	512,498	1,292,914	77,579	869,068	595,795
Complementary accounts (net of amortization)	-	-	-	(37,582)	-	-	-	(3,035)

Subtotal	4,859,691	8,491,266	4,246,688	30,450,133	4,609,554	10,880,399	2,886,690	26,844,147
Valuation allowance	-	(1,221,547)	-	-	-	(507,168)	-	-
Total	4,859,691	7,269,719	4,246,688	30,450,133	4,609,554	10,373,231	2,886,690	26,844,147

The complementary accounts correspond to the accumulated effect of deferred income taxes which were not recorded until January 1, 2000 when Technical Bulletin N° 60 was adopted. The complementary accounts are amortized over the weighted -average terms of reversal of the corresponding temporary differences.

Effect on income:

	2008	2007	2006

	ThCh$	ThCh$	ThCh$
Current tax provision	(13,849,960)	(17,535,462)	(13,441,014)
Amortization of complementary accounts	-	(433,243)	(430,853)
Deferred income tax effects	577,383	(424,254)	(2,953,029)
Other	(812,808)	241,057	176,185

Total	(14,085,385)	(18,151,902)	(16,648,711)

NOTE 14 - SHAREHOLDERS’ EQUITY

The changes in the Shareholders’ equity accounts during 2006, 2007 and 2008 were as follows:

				Other reserves

	Number of shares	Common stock	Share premium	Surplus on technical appraisal of fixed assets and other	Pre-operating stage deficit	Cumulative translation adjustment	Retained earnings	Retained earnings Net income for the year	Total

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balances at December 31, 2005 (historical)	318,502,872	180,497,346	14,116,197	5,626,828	(463,614)	(16,650,794)	97,282,478	38,622,041	319,030,482
Allocation of 2005 net income	-	-	-	-	463,614		38,158,427	(38,622,041)	-
Final dividend of Ch$ 67.37364 per share	-	-	-	-	-		(21,458,698)	-	(21,458,698)
Price level restatement	-	3,790,444	296,440	113,910	-	(349,665)	2,436,545	-	6,287,674
Proportional share of loss of subsidiary in development period	-	-	-	-	-	-	(647,730)	-	(647,730)
Interim dividend of Ch$ 35.00 per share	-	-	-	-	-	-	-	(11,147,601)	(11,147,601)
Translation adjustment for the year	-	-	-	-	-	1,702,251	-	-	1,702,251
Equity adjustments	-	-	-	(371,570)	-	-	-	-	(371,570)
Net income for the year	-	-	-	-	-	-	-	55,832,734	55,832,734

Balances at December 31, 2006	318,502,872	184,287,790	14,412,637	5,369,168	-	(15,298,208)	115,771,022	44,685,133	349,227,542

Balances at December 31, 2006 restated to constant December 31, 2008 pesos	-	215,540,419	16,856,819	6,279,704	-	(17,892,570)	135,404,167	52,263,107	408,451,646

Balances at December 31, 2006 (historical)	318,502,872	184,287,790	14,412,637	5,369,168	-	(15,298,208)	115,771,022	44,685,133	349,227,542
Allocation of 2006 net income	-	-	-	-	-	-	44,685,133	(44,685,133)	-
Final dividend of Ch$ 77.62144 per share	-	-	-	-	-	-	(24,722,652)	-	(24,722,652)
Price-level restatement	-	13,637,296	1,066,536	389,689	-	(1,124,367)	10,217,338	-	24,186,492
Interim dividend of Ch$ 47.00 per share	-	-	-	-	-	-	-	(14,969,635)	(14,969,635)
Translation adjustment for the year	-	-	-	-	-	(10,889,144)	-	-	(10,889,144)
Equity adjustments	-	-	-	(235,959)	-	-	-	-	(235,959)
Net income for the year	-	-	-	-	-	-	-	79,199,216	79,199,216

Balances at December 31, 2007	318,502,872	197,925,086	15,479,173	5,522,898	-	(27,311,719)	145,950,841	64,229,581	401,795,860

Balances at December 31, 2007 restated to constant December 31, 2008 pesos	-	215,540,419	16,856,819	6,014,436	-	(29,742,462)	158,940,466	69,946,015	437,555,693

Balances at December 31, 2007 (historical)	318,502,872	197,925,086	15,479,173	5,522,898	-	(27,311,719)	145,950,841	64,229,581	401,795,860
Allocation of 2007 net income	-	-	-	-	-	-	64,229,581	(64,229,581)	-
Final dividend of Ch$ 102.19655 per share	-	-	-	-	-	-	(32,549,895)	-	(32,549,895)
Price-level restatement	-	17,615,333	1,377,646	501,667	-	(2,375,825)	16,395,016	-	33,513,837
Equity adjustments	-	-	-	74,620	-	-	-	-	74,620
Interim dividend of Ch$ 47.00 per share	-	-	-	-	-	-	-	(14,969,635)	(14,969,635)
Translation adjustment for the year	-	-	-	-	-	25,750,305	-	-	25,750,305
Net income for the year	-	-	-	-	-	-	-	82,630,703	82,630,703

Balances at December 31, 2008	318,502,872	215,540,419	16,856,819	6,099,185	-	(3,937,239)	194,025,543	67,661,068	496,245,795

a) As required by Chilean Law, capital has been modified to reflect the annual capitalization of its price-level restatement.

b) The Company’s policy is to distribute, at least, 50% of net profits for the year as dividends.

c) According to Circular Letter N° 1819 of the SVS. dated November 14th, 2006, the companies that maintain ownership over companies in on development stage, and must value these investments using the same methodology applicable to the investments on societies fully operatives.

As of December 31st, 2006, the subsidiary Viña San Pedro S.A. had 50% of Viña Altaïr S.A., and 50% of Viña Valles de Chile S.A. entities which were in development stage. As a consequence, CCU registered in its equity an accumulated deficit of development stage for ThCh$392,152 (historical) and ThCh$255,578 (historical), respectively, which are presented under accumulated results, according to Circular N° 1819 of the SVS.

d) The 2004 credit to other reserves of ThCh$2,899,435 (historical), resulted primarily from tax benefits related to the merger between commercial CCU Santiago S.A. and Embotelladoras Chilenas Unidas S.A. At December 31st,2008, ThCh$138,084 (ThCh$274,706 in 2007) of the above tax benefit was utilized during the year an accordingly recognized in results.

e) On April 17th, 2008, Shareholders approved to distribute, with charge to 2007 results, a dividend amounting to ThCh$ 32,549,895 (historical) corresponding to Ch$ 102.19655 per share. This dividend was paid on April 28th, 2008.

f) On December 5th, 2007, the Board of Directors agreed to distribute an interim dividend of ThCh$14,969,635 (historical) corresponding to Ch$ 47 per share. This dividend was paid on January 11th, 2008.

g) On April 18th, 2007, Shareholders approved a charge to 2007 results for the accumulated deficit of the development stage entities as of December 31st, 2006 for ThCh$647,730.

Additionally, on the same meeting it was agreed to distribute, with charge to 2006 results, a dividend amounting to ThCh$ 24,722,652 (historical) corresponding to Ch$ 77.62144 per share. This dividend was paid on April 27 th, 2007

h) On December 6 th, 2006, the Board of Directors agreed to distribute an interim dividend of ThCh$11,147,601 (historical) corresponding to Ch$ 35 per share. This dividend was paid on January 5 th, 2007.

i) On April 20th, 2006, Shareholders approved a charge to 2006 results for the accumulated deficit of the development stage entities as of December 31st, 2005 for ThCh$ 463,614 (historical).

j) Additionally, on April 20th, 2006, the Shareholders meeting agreed to distribute, with charge to 2005 results, a dividend amounting to ThCh$ 21,458,698 (historical) corresponding to Ch$ 67.37364 per share. This dividend was paid on April 28th, 2006.

NOTE 15 - ACCOUNTS AND BALANCES WITH RELATED COMPANIES

The consolidated balance sheets at December 31st, 2008 and 2007 includes the following accounts with related companies

	2008		2007

Entity	Receivable	Payable	Receivable	Payable

	ThCh$	ThCh$	ThCh$	ThCh$
Calaf S.A	2,656,686	1,296,457	4,127,563	336,566
Anheuser Busch International Holdings,	2,486,394	-	1,224,008	-
Promarca S.A.	301,861	914,371	478,284	882,127
Comercial Patagona Ltda	163,657	37,463	68,306	18,780
Viña Valles de Chile (Ex.Viña Tabalí S.A.)	89,991	35,821	82,588	751
Cervecera Austral S.A	65,206	61,113	51,172	265,204
Compañía Cervecera Kunstmann Limitada	46,625	-	38,610	6,691
Cooperativa Agrícola Control Pisquero de Elqui Limitada	39,500	348,457	43,289	9,693
Banco Chile	31,303	-	8,435	5,637
Soc. Agrícola y Ganadera Río Negro Ltda	10,822	-	13,297	-
Inversiones y Rentas S.A	5,287	9,231,821	-	-
Terciado y Elaboracion de Maderas S.A	2,859	-	-	-
Compañía Agrícola y Forestal el Alamo Ltda	1,613	-	-	-
Quiñenco S.A	431	-	-	-
Madeco S.A	269	-	-	-
Heineken International	-	-	103,349	-
Latincermex	-	-	812	-
Heineken Brouwerijen B.V	-	1,333,694	-	1,397,534
Anheuser Busch Latin America Development Corporation	-	792,847	-	527,163
Empresa Nacional de Telecomunicaciones S.A	-	-	-	4,061
Entel PCS Telecomunicaciones S.A	-	-	-	13,982
Heineken Supply Chain	-	-	4,129	-
Entel Telefónia Local S.A	-	-	-	8,385
Cia Nacional De Teléfonos del Sur	-	1,216	-	904
Cervecería Modelo	-	144,777	-	272,608
Telefónica del Sur Serv. Intermedios S.A	-	401	-	-

Total	5,902,504	14,198,438	6,243,842	3,750,086

NOTE 16 - SIGNIFICANT TRANSACTIONS WITH RELATED COMPANIES

The principal transactions with related companies are summarized below:

Company	Relationship	Transaction	2008	2007	2006
			ThCh$	ThCh$	ThCh$

Alusa S.A.	Affiliate	Purchase of products	512,023	514,876	947,190
Anheuser Busch International, Inc	Affiliate	Marketing contribution	302,112	255,523	-
		Sales of Products	8,096,750	4,560,154	310,339
		Purchase of products	695,878	784,241	588,777
Anheuser Busch Latin America
Development Corporation	Affiliate	License and Technical Assitance	2,639,016	1,518,308	1,327,256
Banchile Corredores de Bolsa	Affiliate	Purchase of investments	-	-	4,561,385
Banco Chile	Affiliate	Forwards	5,659,392	17,529,869	28,518,678
		Sale of products	29,804	15,867	-
		Bank fees	18,302	-	-
		Collection services	8,613	39,561	-
		Valuables transport	283	4,221	-
		Purchase of investments	-	-	58,230,582
		Loans obtained	-	-	3,736,055
Foods Compañia de Alimentos CCU S.A.	Equity investee	Purchase of products	6,547,667	7,043,214	10,123,520
		Marketing contribution	-	-	853,234
Cervecería Austral S.A.	Equity investee	Purchase of products	708,466	551,728	400,776
		Royalty	343,657	428,617	-
		Sales of Products	241,765	13,362	-
Cervecería Modelo	Affiliate	Purchase of products	2,498,188	1,305,377	-
		Marketing contribution	446,955	-	-
Comercial Patagona Ltda.	Equity investee	Sale of products	911,857	794,388	1,163,142
		Marketing contribution	76,760	7,990	-
Cooperativa Agrícola Control Pisquero	Affiliate	Purchase of products	4,586,864	4,980,617	351,062
del Elqui y Limarí Ltda.		Loans	295,382	308,981	-
Heineken Brouwerijen B.V.	Indirect	Royalty	2,934,002	1,922,681	1,428,686
		Sale of products	2,559,300	1,518,353	1,438,521
		License and Technical Assitance	1,443,670	810,414	-
		Paid Support	50,237	49,264	702,683
		Services received (expense)	47,072	38,569	-
Inversiones y Rentas S.A.	Common controller	Dividends payable	9,231,821	10,043,245	-
Promarca S.A.	Equity investee	Royalty	416,285	-	-
		Dividends receivable	300,000	-	-
Serv. de Transportes Integrados Ltda.	Affiliate	Paid Services	850,122	1,409,829	-
Viña Altair (Ex. Dassault San Pedro S.A.)	Equity investee	Capital increase	-	-	483,646
Viña Valles de Chile (Ex Viña Tabalí S.A.)	Equity investee	Capital increase	4,244,005	2,175,617	1,272,510
		Remittances paid	615,573	713,212	-
		Remittances received	605,595	930,968	682,756

NOTE 17 - COMMITMENTS AND CONTINGENCIES

At December 31st, 2008, the Company was a defendant in a number of commercial and labor lawsuits of the type normally associated with the Company’s business and involving claims for damages for minor amounts. The Company accrued a provision of ThCh$ 1,026,870 at December 2008 for these amounts because management believes that most of the resulting judgments will be favorable and any further losses incurred will not result in any material liability to the Company.

NOTE 18 - REMUNERATION OF DIRECTORS

During 2008, the Directors of the Company and its subsidiaries received ThCh$ 537,613 (ThCh$ 497,085 in 2007 and ThCh$ 555,040 in 2006) with respect to fees for attendance at Board meetings, which have been included in the Consolidated Statements of Income under Selling and administrative expenses. In addition, an accrual of ThCh$ 1,199,467 was recorded corresponding to the Directors’ participation in dividend for the year 2008 (ThCh$ 2,253,973 in 2007 and ThCh$ 1,627,306 in 2006) which has also been included in Selling and Administrative expenses in the Consolidated Statements of Income. The participation in earnings is approved each year at the annual shareholders’ meeting.

NOTE 19 – NON-OPERATING INCOME

The following items are included in Non-operating income:

	2008	2007	2006

	ThCh$	ThCh$	ThCh$

Result on sale of shares	-	16,193,511	-
Change on valorization of subsidiaries’ inventories....	-	565,966	-
Reversal provision on investment valuation	-	497,719	-
Gain on sale of properties held for sale and other assets	606,532	739,118	4,031,650
Interest earned from investments in banks and other financial institutions	570,662	1,287,029	3,000,093
Gain on sales of glass, plastic boxes and by-products	434,682	461,035	615,968
Equity in net income of unconsolidated affiliates	1,331,936	959,838	477,101
Rental income	156,952	123,635	134,820
Amortization of negative goodwill	90,583	54,569	57,440
Adjustment to Provision for properties held for sale and other assets	332,356	371,641	-
Other	895,982	795,573	828,713

Total	4,419,685	22,049,634	9,145,785

On December 5th, 2007, the Company and its subsidiaries Embotelladoras Chilenas Unidas S.A., Vending y Servicios Ltda. and Aguas Minerales Cachantun S.A., sold together a total of 2,106,704,471 shares that they had of Aguas CCU-Nestlé Chile S.A. The price represented a gain of ThCh$14,367,555 (historical).

NOTE 20- NON-OPERATING EXPENSES

The following items are included in the Non-operating expenses:

	2008	2007	2006

	ThCh$	ThCh$	ThCh$
Interest expense	12,274,343	9,507,583	8,904,550
Amortization of goodwill	3,636,157	2,959,678	4,186,508
Severance indemnities	1,187,347	2,960,133	1,113,025
Restructuring cost	-	-	1,885,374
Equity in loss of unconsolidated affiliates	859,657	2,550,363	351,091
Loss on sale, provision for impairment and write –offs of assets	400,891	1,397,493	1,660,717
Other	1,774,436	1,383,556	1,835,813

Total	20,132,831	20,758,806	19,937,078

NOTE 21 - PRICE-LEVEL RESTATEMENT AND FOREIGN EXCHANGE DIFFERENCES

The price-level restatement adjustment and foreign currency exchange gain (loss) is determined as follows:

	2008	2007	2006

	ThCh$	ThCh$	ThCh$
Restatement of non-monetary accounts
based on Consumer Price Index and UF’s:
Property, plant and equipment and bottles and containers	32,616,353	24,749,675	6,504,490
Investments in related companies	14,117,061	10,494,871	2,773,556
Investments in other companies and marketable securities	643,587	380,071	159,316
Other assets	8,853,882	6,921,219	2,430,857
Shareholders’ equity	(33,513,838)	(26,339,089)	(7,353,973)
Adjustment of inventories to replacement cost	3,813,787	2,114,170	1,215,434
Increase in liabilities denominated in UF’s due to indexation	(22,725,875)	(18,001,957)	(5,105,536)
Net restatements of income and expense accounts in terms of year-end constant pesos	(6,164,819)	(5,147,471)	(1,107,114)

Total price-level restatement	(2,359,862)	(4,828,511)	(482,970)

Remeasurement and translation of accounts in foreign currencies:

Cash	(226,456)	(1,129,647)	(58,301)
Time deposits and marketable securities	(71,949)	158,805	(28,851)
Accounts receivable-trade and other	(881,737)	300,727	598,437
Accounts receivable from related companies	759,678	(184,146)	65,068
Inventories	458,838	(44,525)	(25,000)
Other current assets	2,868,595	(274,977)	190,143
Other assets	464,300	9,858	(2,681)
Short-term borrowings	(554,400)	41,846	(8,464)
Other current liabilities	(6,040,222)	1,343,543	(539,843)
Income taxes	-	15,349	(1,518)
Long-term borrowings and other long-term liabilities	554,575	(136,452)	(154,393)
Foreign exchange loss arising from translation of assets and liabilities in Argentina (net)	(420,840)	(196,247)	(292,786)

Total foreign currency exchange (loss)	(3,089,618)	(95,866)	(258,189)

Total price-level restatement and exchange differences	(5,449,480)	(4,924,377)	(741,159)

Assets and liabilities denominated in or exposed to the effects of foreign currency are included in the consolidated financial statements and translated into Chilean pesos as described in Note 1 e) and m) as follows

	At December 31,
	2008	2007

	ThCh$	ThCh$
Assets
Current assets	80,673,486	108,521,746
Property, plant and equipment	111,552,539	70,499,276
Other assets	68,640,682	16,432,984

Total	260,866,707	195,454,006

Liabilities
Current liabilities	115,732,939	34,418,534
Long-term liabilities	46,840,046	94,133,299

Total	162,572,985	128,551,833

The amounts detailed above include the non-monetary assets and liabilities of investments in foreign subsidiaries and investees (Compañía Cervecerías Unidas Argentina S.A. expressed in US dollars in conformity with the application of Technical Bulletin No. 64 as described in Note 1 m).

NOTE 22 - SEGMENT REPORTING

The Company has determined that the information used by its key decision makers for making operating decisions and assessing performance include the following five segments: production and sale of beer in Chile, production and sale of beer in Argentina, soft drinks and mineral water, wine and spirits. All other activities, including corporate activities not allocated to others segments, are presented under the title Other. This includes the production and sale of chocolates and candies, and the sale of plastic cases and containers to unaffiliated companies. Historical information has been restated to reflect the current segments. Total revenue by segment includes sales to unaffiliated customers, as reported in the Company’s Consolidated Statements of Income.

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

	Year Ended December 31, 2008

Statement of income data
	Beer Chile	Beer Argentina	Soft Drinks and Mineral waters	Wine	Spirits	Other	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total Revenue	284,566,838	143,436,547	199,110,896	99,559,729	41,887,675	13,227,783	781,789,468

Operating income (loss)	73,802,440	10,042,319	21,893,149	6,981,851	5,875,970	2,469,964	121,065,693

Equity in net income of affiliated companies	-	-	-	-	-	-	472,279
Other income	-	-	-	-	-	-	2,517,087
Interest expense (net)	-	-	-	-	-	-	(11,703,681)
Other expenses	-	-	-	-	-	-	(6,998,831)
Price-level restatement	-	-	-	-	-	-	(5,449,480)

Income before income tax and minority interest	-	-	-	-	-	-	99,903,067

Balance Sheet Data at December 31,2007:
Identifiable assets	297,174,295	125,645,394	138,680,899	183,552,604	40,212,019	27,074,116	812,339,327

Cash and cash equivalents	-	-	-	-	-	-	49,903,801
Investments in affiliated and other companies	-	-	-	-	-	-	43,234,149
Goodwill	1,911,134	33,565,505	7,541,490	15,507,284	10,059,286	0	68,584,699
Negative Goodwill	(94,141)	(1,549,281)	0	(3,916,608)	0	0	(5,560,030)
Corporate assets	-	-	-	-	-	-	104,451,286

Total consolidated assets	-	-	-	-	-	-	1,072,953,232

Sales of each segment include:
Beer	280,403,193	139,544,261	-	-	-	-	-
Carbonated drinks	-	-	129,928,635	-	-	-	-
Nectars	-	-	32,939,417	-	-	-	-
Mineral Water	-	-	35,052,009	-	-	-	-
Wine	-	-	-	98,615,384	-	-	-
Spirits	-	-	-	-	41,452,138	-	-
By-products	1,128,900	408,218	3,209	193,082	20,758	-	-
Other products	3,034,745	3,484,068	1,187,626	751,263	414,779	-	-

Total	284,566,838	143,436,547	199,110,896	99,559,729	41,887,675	-	-

	Year Ended December 31, 2007

Statement of income data
	Beer Chile	Beer Argentina	Soft Drinks and Mineral waters	Wine	Spirits	Other	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total Revenue	270,506,651	75,434,312	188,336,991	94,745,799	43,376,675	11,800,981	684,201,409

Operating income (loss)	75,642,868	4,392,825	18,410,644	6,196,682	3,385,145	2,379,065	110,407,229

Equity in net income of affiliated companies	-	-	-	-	-	-	(1,590,525)
Other income	-	-	-	-	-	-	19,802,767
Interest expense (net)	-	-	-	-	-	-	(8,220,554)
Other expenses	-	-	-	-	-	-	(8,700,860)
Price-level restatement	-	-	-	-	-	-	(4,924,377)

Income before income tax and minority interest	-	-	-	-	-	-	106,773,680

Balance Sheet Data at December 31,2007:
Identifiable assets	262,360,992	82,554,782	128,561,836	119,913,635	39,646,027	22,882,435	655,919,707

Cash and cash equivalents	-	-	-	-	-	-	127,101,694
Investments in affiliated and other companies	-	-	-	-	-	-	34,352,719
Goodw ill	2,063,404	7,512,994	8,237,632	3,857,626	10,681,510	-	32,353,166
Negative Goodw ill	(86,803)	(592,168)	-	-	-	-	(678,971)
Corporate assets	-	-	-	-	-	-	51,137,039

Total consolidated assets	-	-	-	-	-	-	900,185,354

Sales of each segment include:
Beer	266,821,373	74,260,052	-	-	-	-	-
Carbonated drinks	-	-	121,733,779	-	-	-	-
Nectars	-	-	31,755,822	-	-	-	-
Mineral Water	-	-	33,863,699	-	-	-	-
Wine	-	-	-	93,164,584	-	-	-
Spirits	-	-	-	-	42,598,927	-	-
By-products	955,635	232,818	-	14,470	-	-	-
Other products	2,729,643	941,442	983,691	1,566,745	777,748	-	-

Total	270,506,651	75,434,312	188,336,991	94,745,799	43,376,675	-	-

	Year Ended December 31, 2006

Statement of income data
	Beer Chile	Beer Argentina	Soft Drinks and Mineral waters	Wine	Spirits	Other	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total Revenue	254,571,938	67,609,746	175,984,639	89,176,102	39,247,257	11,767,003	638,356,685

Operating income (loss)	70,202,867	4,460,999	14,181,300	1,390,804	833,906	2,136,979	93,206,855

Equity in net income of affiliated companies	-	-	-	-	-	-	126,010
Other income	-	-	-	-	-	-	5,668,591
Interest expense (net)	-	-	-	-	-	-	(5,904,457)
Other expenses	-	-	-	-	-	-	(10,681,437)
Price-level restatement	-	-	-	-	-	-	(741,159)

Income before income tax and minority interest	-	-	-	-	-	-	81,674,403

Balance Sheet Data at December 31,2006:
Identifiable assets	233,855,781	84,007,954	120,716,871	116,225,687	38,309,990	23,210,485	616,326,768

Cash and cash equivalents	0	0	0	0	0	0	75,052,426
Investments in affiliated and other companies	0	0	0	0	0	0	14,796,888
Goodwill	2,241,060	9,791,764	8,933,774	4,345,851	11,300,552	-	36,613,001
Negative Goodwill	(107,671)	(688,546)	-	-	-	-	(796,217)
Corporate assets	-	-	-	-	-	-	74,185,123

Total consolidated assets	-	-	-	-	-	-	816,177,989

Sales of each segment include:
Beer	250,978,204	66,990,743	-	-	-	-	-
Carbonated drinks	-	-	113,925,608	-	-	-	-
Nectars	-	-	26,605,181	-	-	-	-
Mineral Water	-	-	34,614,524	-	-	-	-
Wine	-	-	-	87,806,467	-	-	-
Spirits	-	-	-	-	38,849,519	-	-
By-products	974,592	167,447	-	9,514	-	-	-
Other products	2,619,142	451,556	839,326	1,360,121	397,738	-	-

Total	254,571,938	67,609,746	175,984,639	89,176,102	39,247,257	-	-

Depreciation was allocated to each of the segments as follows:

Segment	2008	2007	2006

	ThCh$	ThCh$	ThCh$
Beer Chile	23,560,486	21,797,456	21,602,974
Beer Argentina	8,571,623	6,094,531	6,646,127
Soft Drinks & Mineral Water	11,649,220	11,081,849	11,618,208
Wine	6,460,676	6,071,216	5,940,315
Spirits	2,269,136	1,798,383	1,255,720
Other	2,112,309	1,964,267	1,465,219

Total	54,623,450	48,807,702	48,528,563

Capital expenditures for each of the segments were as follows:

Segment	2008	2007	2006

	ThCh$	ThCh$	ThCh$
Beer Chile	21,571,949	30,373,566	21,428,650
Beer Argentina	8,174,802	4,892,249	5,532,945
Soft Drinks & Mineral Water	21,049,648	10,999,540	15,923,193
Wine	3,887,182	3,267,704	2,558,207
Spirits	1,277,752	6,486,051	4,580,145
Other	7,354,485	14,177,908	8,663,131

Total	63,315,818	70,197,018	58,686,271

Information about the Company’s operations in different geographic areas is as follows:

	2008

	Chile	Argentina	Elimination	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$

Sales to third parties	627,927,274	153,939,591	(77,397)	781,789,468

Operating income (loss)	111,622,311	9,443,382	-	121,065,693

Total assets at December 31,2008	864,582,683	212,278,370	(3,907,821)	1,072,953,232

	2007

	Chile	Argentina	Elimination	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$

Sales to third parties	600,935,782	83,359,747	(94,120)	684,201,409

Operating income (loss)	105,546,810	4,860,419	-	110,407,229

Total assets at December 31,2007	787,434,766	128,202,832	(15,452,244)	900,185,354

	2006

	Chile	Argentina	Elimination	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$

Sales to third parties	564,970,695	73,662,736	(276,746)	638,356,685

Operating income (loss)	89,034,952	4,171,903	-	93,206,855

Total assets at December 31,2006	707,742,230	125,740,437	(17,304,678)	816,177,989

NOTE 23 - SUBSEQUENT EVENTS

1) Between January 13th and 20th, 2009 and in the course of the companies reorganization process, CCU S.A. and Cervecera CCU Chile Limitada sold Viña San Pedro Tarapacá S.A. (VSPT) shares to the affiliate CCU Inversiones S.A.

With this transaction a total of 19,140,350,123 VSPT shares were transferred and CCU Inversiones S.A. got 50.01% participation.

2) As of January 27th, 2009 the Company requested registration at the Chilean Superintendence of Securities and Insurance of two Bonds lines for a total nominal amount of up to UF 5 million altogether, against which two serials of notes were placed on April 2nd, 2009.

The H series placed was for UF 2 million at a 21 years term, with bi-annual interest payment periods and with a face value interest rate of UF+4.25% . The I series was for UF 3 million at a 5 year term, bullet repayment and biannual interest payment, with a face value interest rate of UF+3.0% . The placing interest rates were UF+4.3 and UF+3.18 respectively.

The funds will be used in refinancing financial liabilities and other Companies investment projects.

3) On April 20th, 2009 the General Shareholders Meeting agreed to pay the Final Dividend N° 237 amounting ChTh$34,608,787 corresponding to 41.88% of the fiscal year 2008 liquid payable profit. It is available for the shareholders since April 28th, 2009.

The referred dividend is composed by a minimum mandatory portion (ChTh$9,819,576) and an additional portion (ChTh$24,789,211). These amounts plus the provisional dividend N°236, paid in January 2009-for ChTh$14,969,635-correspond to 60% of the liquid fiscal year 2008 profit.

In December 2007, CCU entered into an agreement with Nestlé Chile S.A. and Nestlé Waters Chile S.A., the latter of which acquired a 20% interest in our subsidiary Aguas CCU-Nestlé Chile S.A., the company through which we develop our bottled water business in Chile. Nestlé has a call option to increase its ownership in Aguas CCU-Nestlé Chile S.A. by an additional 29.9% . This option was exercised on June 4th, 2009. The shares subscription contract and the payment of their corresponding price will take place on July 10, 2009.

Due to the sale of the shares, during 2009 CCU will have a book net profit after taxes of approximately MM$ 22,000.

There are no other events occurred between December 31st, 2008 and the date of these consolidated financial statements (June 19, 2009) that may significantly affect them.

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

1. Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements which have resulted in amounts which differ from those that would have otherwise been determined under US GAAP are as follows:

a) Inflation accounting

The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-year period ended December 31, 2008 was approximately 18.4%

Chilean accounting principles require that financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method, described in Note 1, is based on a model which enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of the local currency, by restating all non-monetary accounts in the financial statements. The model prescribes that the historic cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end, but allows direct utilization of replacement values for the restatement of inventories as an alternative to the price-level restatement of those assets, but only if the resulting variation is not material.

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

c) Fixed assets held for sale

i. Reversal of impairment

Net income reported in the Chilean GAAP financial statements for the years ended December 31, 2008 and 2007 included the effects of the reversal of a valuation allowance recorded in previous years to write-down the carrying value of property, plant and equipment held for sale to estimated market value (Note 19). This reversal of a provision, which established a new cost basis for Chilean GAAP purposes, was not in conformity with accounting principles generally accepted in the United States. In accordance with FASB 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, restoration of a previously recognized impairment loss is prohibited under US GAAP. The Chilean GAAP other income recognized in 2008 and 2007 has been reversed and is reflected in the reconciliation of net income to US GAAP for the year in paragraph 1 t) below. The US GAAP adjustment will be reversed when these assets are sold.

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

These assets recorded as held for sale under Chilean GAAP do not meet the requirements to be classified as held for sale under US GAAP. For Chilean GAAP purposes, these assets were tested for impairment and written down to fair value when they were deemed to be impaired. This treatment is similar to the treatment under US GAAP for impaired assets. However, under US GAAP, these assets would have been continued to be depreciated. The effects of depreciating these assets were considered to be immaterial until December 31, 2008 and 2006 as such no adjustments were recorded.

During 2007, certain assets recorded as held for sale were reinstated to operational activity, with no depreciation recorded for local effects. The impact of depreciating these assets in 2007 under US GAAP are reflected in paragraph 1 t) below.

d) Reversal of gain on sale of land

In December 2004, the Company sold land previously classified as land-held-for-sale and included in other assets. As part of the transaction, it was contemplated that the Company will lease eleven floors in an office building being constructed by a third party on the land. During 2007, the building was constructed and the Company signed, in May 2007, a lease agreement with the third party. In 2004 for Chilean GAAP purposes, the Company recognized a gain of ThCh$ 3,108,950 (historical) for the portion of the building that the Company will not lease, and a liability, "Deferral of gain on sale of land" of ThCh$ 2,260,851 (historical) included in other long-term liabilities. In 2007, the Company accounted for the lease agreement as a capital lease due to certain purchase options. For US GAAP purposes, the transaction was considered a direct financing lease and accordingly the sale and related gain were reversed and the land remained with the Company. Upon completion of construction and the signing of the lease agreement, the Company has also accounted for the transaction as a capital lease. For US GAAP purposes the entire gain of ThCh$ 5,246,353 (historical) on the sale of the land in 2004 will be recognized when the purchase option expires. Also under US GAAP, the Company recognized rental income for the use of the land while the building is under construction and financing expenses in relation to the funds previously received for the land. Commencing in May 2007, the Company recognizes rental income for the use of the land associated with the floors that were not leased by the Company and continues to recognize financing expenses in relation to the funds previously received for the land. The impact of these adjustments are reflected in paragraph 1 t) below.

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

For the years ended December 31, 2008, 2007 and 2006 the Company’s investments in marketable securities subject to SFAS No. 115 were not significant and therefore no adjustment to net income as reported pursuant to Chilean GAAP was necessary.

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

On August 28th, 2008 CCU S.A. bought 1,199,039,008 of (VSP) shares in $4,456 million (historic) increasing it’s participation in VSP to 63.1453% . This transaction generated negative goodwill of Ch$1,481 million. For US GAAP purposes the negative goodwill generated as a result of the transaction mentioned above was netted against the goodwill held on VSP coming from prior years (ThCh$3,369,399), leaving a remaining goodwill on VSP of ThCh$1,888,043 as of December 31st, 2008.

On December 3rd., 2008, CCU S.A. bought 25% of the Viña Tarapacá (VT) shares in US$33.1 million (ThCh$22,092,264), equivalent to 10% of VSPT shares. This transaction generated goodwill of ThCH$1,284,812.

Viña San Pedro S.A. and Viña Tarapacá Ex Zavala General Extraordinary Shareholders Meetings, both hold on December 3rd., 2008, approved the merge by absorption of Viña Tarapacá with Viña San Pedro, being the latter the absorptive one, through the approval of a capital increase of ThCh$30,193,541 divided into 15,987,878,653 shares. The swap ratio of the new issue to be handed out to the VT shareholders was 1,480.30828321 VSP shares for each VT share. The amendment to the By-Laws with regards to the change of the Company’s name into Viña San Pedro Tarapacá S.A. (VSPT) was also approved. This transaction generated a negative goodwill of ThCh$2,417,866 for CCU S.A.

Additionally, in December 2008 a Company’s affiliate bought more VSPT shares increasing its VSPT’s equity participation prior to the shares swap generating negative goodwill of ThCh$1,273,299.

The goodwill and negative goodwill generated as a result of the transactions described within the last three paragraphs mentioned above were netted, leaving a remaining balance of negative goodwill of ThCh$2,406,353, which was entirely allocated to the long lived assets of VSPT (pro rata reduction) for US GAAP purposes.

The following table summarizes the estimated fair values of the assets acquired, liabilities assumed and goodwill generated as a result of the ICSA and VT acquisitions:

At December 31,2008

	Inversora Cervecera	Viña San Pedro
	S.A.	Tarapacá S.A.
	( ICSA )	( VSPT )
	ThCh$	ThCh$
		(*)
Current assets	7.340.118	9.968.194
Property plant,and equipment	20.113.378	13.636.822
Intangible assets -Trademarks	14.611.761	7.235.323
Goodwill	25.900.509	14.016.100	(**)
Other assets	231.410	16.781.380

Total assets acquired	68.197.176	61.637.819

Current liabilities	26.325.323	9.100.621
Long -term debt	4.078.781	3.928.751

Total liabilities assumed	30.404.104	13.029.372

Net assets acquired	37.793.072	48.608.447

The intangible asset acquired in ICSA was assigned to registered trademarks that are subject to amortization ( 40 years ).

The goodwill generated as a result of the VT transaction was assigned to the Wine segment. The goodwill generated as a result of the ICSA transaction was assigned to the Beer Argentina segment. These goodwills are not deductible for taxable purposes.

(*) The numbers included in this column are calculated based on CCU's ownership over VSPT.
(**) This amount is comprised by ThC$12,128,057 related to the goodwill generated and recorded by Viña Tarapaca S.A. (subsidiary) and ThCh$1,888,043 related to the generated at CCU.

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2008 and December 31, 2007, as if the acquisition of ICSA and VT had been completed as of the beginning of each period presented. The pro forma information gives effect to actual operating results prior to the acquisition. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition had occurred as of the beginning of the periods presented or that may be obtained in the future.

	2008	2007

	ThCh$	ThCh$
Total revenues-Chilean GAAP	813,262,988	739,399,821
Income before cumulative effect of accounting change-Chilean GAAP	82,543,135	88,085,026
Net income-Chilean GAAP	82,543,135	88,085,026

	Ch$	Ch$
Earnings per common share—basic	259.16	276.56
Earnings per common share—diluted	1,295.80	1,382.80

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

i) Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the issued and subscribed shares, an open stock corporation in Chile must distribute a cash dividend in an amount equal to at least 30% of the Company’s net income for each year adjusted for the deficit under developing period as determined in accordance with Chilean GAAP. Under Chilean GAAP, even though the minimum dividend is a legal requirement, the dividend is not recorded until it is declared by the Company. Since the payment of the 30% dividend out of each year’s income is a legal requirement in Chile, a provision has been made in the accompanying US GAAP reconciliation in paragraph 1 t) below to recognize the corresponding decrease in net equity at December 31, 2008, 2007 and, 2006.

j) Trademarks and brands names

Under Chilean GAAP, beginning in 1998 trademarks are amortized over a period not exceeding 20 years; prior to 1998, trademarks were not required to be amortized. Under US GAAP, trademarks with definite useful lives are amortized over the remaining legal life or a period not exceeding 40 years. With respect to the purchase in 1999 of the additional 45% interest in ECUSA, the purchase price exceeded the fair value of the assets acquired and liabilities assumed on the date of purchase. As a result, trademarks with an assigned fair value of ThCh$ 7,548,303 (historical) were determined. Under US GAAP these trademarks were amortized over a period of five years which was determined to be the legal life of the trademark. As of December 31, 2004, these trademarks were fully amortized for US GAAP purposes. Additionally, trademarks held by Viña San Pedro S.A. and Compañía Cervecerías Unidas Argentina S.A. are being amortized over 20 years for Chilean GAAP but 40 years for US GAAP as there is no limited legal life. In 2005, as part of the CPCh acquisitions, the Company purchased various spirits brands names for a total cost of ThCh$ 514,483 (historical). Under Chilean GAAP these brands are being amortized over the maximum permissible period of 20 years. For US GAAP these brands were also determined to have a 20 useful life. The adjustments for differences in amortization periods are made in the reconciliation between Chilean GAAP and US GAAP in the paragraph 1 t) below.

k) Staff severance indemnities

For Chilean GAAP purposes, the Company provides for severance indemnities when rights to such benefits have been formally guaranteed to employee groups. Severance indemnities are included in Accrued expenses and other liabilities in the Consolidated Balance Sheets.

As of December 31, 2008. 2007 and 2006 the liabilities for mandatory severance indemnities have been determined at their current value, based on the accrued cost of the benefit, using an annual discount interest rate of 6%. The calculation also considers the estimated years of service that the personnel will have at the date of their retirement. Until December 31, 2005, only certain agreements were considered mandatory payable. Liabilities for certain other remaining agreements were recorded at their current value, considering certain contractual restrictions that required the Company to pay severances only for a limited amount of personnel each year.

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

n) Comprehensive income

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For US GAAP purposes, companies are required to report comprehensive income and its components in a full set of general purpose financial statements. US GAAP requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Under Chilean GAAP, certain investments in foreign subsidiaries which operate in countries exposed to significant risk are accounted for under TB 64 (see Note 1 m)). As such, the differences between the investments’ equity value arising from the financial statements recalculated at the beginning of the year restated by Chilean inflation, plus the proportional share of the investments income (or loss) for the year, is recorded in Shareholders’ equity. For US GAAP, this difference would be reported in Comprehensive Income.

Other Comprehensive Income and Accumulated Other Comprehensive Income required to be disclosed by this standard is shown in paragraph 1 t).

o) Development stage results of operations

Until December 31, 2006 for Chilean GAAP purposes, investments in majority-owned subsidiaries in the development stage are recorded by the equity method and the investor’s proportional share of the subsidiary’s results of operations are recorded as a component of Shareholders’ equity. For US GAAP purposes, majority-owned subsidiaries in the development stage are consolidated and the results of their operations charged directly to income. The difference between charging development stage results to equity under Chilean GAAP until December 31, 2006 and to income under US GAAP has been included in the reconciliation of income under paragraph 1 t) below. No disclosure of the effects of consolidation of such subsidiaries has been made because the effects are not material.

p) Accounting for joint venture in Viña Altaïr S.A.

By Public Deed dated October 4, 2001, Viña San Pedro S.A. and Dassault Investment Fund Inc. formed Viña Totihue S.A., a closed Chilean company with a capital of US$ 7 million (equivalent to ThCh$ 4,930,559 historical pesos) and with 70,000 shares of no par value. Dassault Investment Fund Inc. received 35,000 shares (50% ownership interest) for its contribution in cash of US$ 3.5 million (equivalent to ThCh$ 2,465,279 historical pesos). Viña San Pedro S.A. also subscribed to 35,000 shares with a payment of US$ 800,000 (equivalent to ThCh$ 563,410 historical pesos) and the contribution of land with a value of US$ 2.7 million (equivalent to ThCh$ 1,901,787 historical pesos). The land consists of two parcels of land in Chile referred to as “Totihue” which will be used for the production of wine grapes. On September, 2007 Viña Dassault San Pedro S.A.. changed its name to Viña Altaïr S.A.

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

q) Subsidiary issuance of shares – negative goodwill

Viña San Pedro Tarapacá S.A.

As mentioned in Note 1 b) (4), in December 2008, the Company’s subsidiary Viña San Pedro Tarapacá S.A. issued shares of common stock. The stock was issued at a price below the book value of the shares. For Chilean GAAP purposes, the excess of the fair value of the acquired shares, and related assets, was recorded as negative goodwill and is being amortized over a period of 20 years. For US GAAP, when an investor buys more than its proportion of shares sold by an investee at a price under book value, the excess should first be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the eligible acquired assets. If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess should be recognized as a gain. For US GAAP the related gain associated with this transaction is presented as a reconciling item in paragraph 1 t) below.

CCU Argentina S.A.

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

Under Chilean GAAP, derivatives are accounted for in accordance with Technical Bulletin N° 57, “Accounting for Derivative Contracts” (“TB 57”). Under TB 57, all derivative financial instruments should be recognized on the balance sheet at their fair value. In addition, TB 57 requires that derivative financial instruments be classified as Non-hedging (investment) instruments and Hedging instruments, the latter further divided into those covering existing transactions and those covering anticipated transactions.

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

At December 31, 2008 and 2007, the Company has two cross-currency interest-rate swap agreements (US dollar to Chilean peso) to buy and sell US dollars for a notional amount of US$ 170,000,000. At December 31, 2006, the Company, had three cross-currency interest-rate swap agreement (US dollar to Chilean peso) to buy and sell US dollars for a notional amount of US$ 134,000,000.These contracts were obtained to protect the Company from foreign exchange and interest-rate risk with respect to long-term bank debt denominated in US dollars.

At December 31, 2008, the Company has seventy three derivative contracts consisting of: forward contracts to sell US dollars for a notional amount of US$ 82,310,000, forward contracts to sell Euros for a notional amount of € 12,250,000, forward contracts to sell Pounds for a notional amount of £ 1,180,000 and forward contracts to sell Canadian Dollars for a notional amount of CAD$ 770,000 maturing throughout 2009.At December 31, 2007, the Company has twenty three derivative contracts consisting of forward contracts to sell US dollars for a notional amount of US$ 118,660,000. At December 31, 2006, the Company has eleven derivative contracts consisting of forward contracts to sell US dollars for a notional amount of US$ 23,450,000. In addition, at December 31, 2008, the Company has seven derivative contracts consisting of: forward contracts to buy US dollars for a notional amount of US$ 39,253,349 and forward contracts to sell Euros for a notional amount of € 3,155,000 maturing throughout 2009. At December 31, 2007, the Company has ten derivative contracts consisting of forward contracts to buy US dollars for a notional amount of US$ 33,786,000. At December 31, 2006, the Company has eight derivative contracts consisting of forward contracts to buy US dollars for a notional amount of US$ 33,400,000. These forward contracts were obtained to protect the Company from foreign exchange risk with respect to mutual fund shares and trade accounts receivable denominated in US dollars

Under US GAAP, the Company applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS 137 and SFAS 138 on the same matter (collectively referred to herein as “SFAS 133”). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 requires that all derivative instruments be recognized on the balance sheet at fair value and that changes in the fair value be recognized in income when they occur, the only exception being derivatives that qualify as hedges. To qualify the derivative instrument as a hedge, the Company must meet strict hedge effectiveness and contemporaneous documentation requirements at the initiation of the hedge and assess the hedge effectiveness on an ongoing basis over the life of the hedge.At December 31, 2008, 2007 and 2006, the forward contracts and the cross-currency interest-rate swap contracts designated as hedges for Chilean GAAP purposes, did not meet the documentation requirements to be designated as hedges under US GAAP. Accordingly, for US GAAP purposes the Company recognizes all changes in fair values in results as incurred. During the year ended December 31, 2008, 2007 and 2006, deferred gains have been recognized for certain derivative contracts under Chilean GAAP. Deferrals are not permitted under US GAAP for companies that not qualify for hedge accounting. These deferred gains have been adjusted for in paragraph 1 t ) below.

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

At December 31, 2008, 2007 and 2006, some of the required conditions had not been met or did not exist with respect to the restructuring process of the Company and certain of its subsidiaries; therefore, an adjustment to reverse the restructuring provisions was included in the reconciliation to US GAAP for the years ended December 31, 2008, 2007 and 2006 is included in paragraph 1 t), below.

t) Effects of conforming to US GAAP

The adjustments to reported net income pursuant to Chilean GAAP required to conform with accounting principles generally accepted in the United States are as follows (all amounts are expressed in thousands of Chilean pesos of December 31st, 2008 purchasing power):

	2008	2007	2006

	ThCh$	ThCh$	ThCh$

Net income as shown in the Chilean GAAP
financial statements	82,630,703	86,247,947	65,301,185
Reversal of revaluation of fixed assets held for sale (par. 1c )	-	1,181,997	972,304
Adjustment to depretiation of fixed assets held for sale (par. 1c)	-	(1,587,005)	-
Reversal of impairment of fixed assets held for sale (par. 1c)	(332,356)	(371,641)	-
Adjustment related to sale of land (par. 1d)	(229,324)	(176,147)	(195,797)
Adjustment for deferred income taxes (par. 1e)	(1,503,584)	170,900	1,940,818
Deferred tax assets generated from the merger of subsidiaries (par. 1f)	(138,084)	(256,917)	(434,993)
Adjustment for amortization of goodwill and negative goodwill (par. 1h)	3,545,574	2,905,109	4,129,068
Adjustment for amortization of trademarks with different useful lives (par. 1j)	383,022	294,640	309,098
Adjustment for employee severance indemnities (par. 1k)	92,456	476,741	(10,983,580)
Adjustment for capitalization of interest cost (par. 1l)	3,657,593	3,017,065	962,588
Adjustment for capitalized costs on repaid debt (par. 1m)	387,831	387,831	387,831
Reversal of deficit during development period of subsidiary (par. 1o)	-	-	(757,576)
Reversal of gain on investment in Viña Altaïr S.A. (par. 1p)	(15,647)	(15,647)	(15,647)
Derivative financial instrument (par. 1r)	4,932,646	1,446,337	(1,580,081)
Provision for Restructuring Cost (par. 1s)	(250,470)	(1,634,903)	1,885,372

Net income according to US GAAP	93,160,360	92,086,307	61,920,590

Other comprehensive income adjustments:
Foreign currency translation adjustments	25,750,306	(11,858,278)	1,990,929

Other comprehensive gains (loss) income adjustments	25,750,306	(11,858,278)	1,990,929

Comprehensive income in accordance with US GAAP (par. 1n))	118,910,666	80,228,029	63,911,519

The adjustments required to conform net equity amounts to the accounting principles generally accepted in the United States are as follows:

	2008	2007	2006

	ThCh$	ThCh$	ThCh$

Net equity as shown in the Chilean GAAP financial statements	496,245,795	437,555,693	408,451,646
Reversal of revaluation of property, plant and equipment (par. 1b))	(3,386,602)	(3,386,602)	(3,386,602)
Reversal of accumulated depreciation on revaluation of property, plant and equipment (par. 1b))	(298,615)	(298,615)	(298,615)
Reversal of revaluation of fixed assets held for sale (par. 1c))	(6,927,575)	(6,927,575)	(8,421,222)
Reversal of accumulated depreciation on revaluation of fixed assets held for sale (par. 1c))	1,210,531	1,210,531	1,522,179
Adjustment to depretiation of fixed assets held for sale (par. 1c))	(1,587,005)	(1,587,005)	-
Reversal of previously recognized impairment losses (par. 1c))	(1,490,717)	(1,158,361)	(786,720)
Reversal of gain on sale of land (par 1d))	(4,661,679)	(4,432,355)	(4,256,207)
Assets (liabilities) from deferred income taxes under FAS 109 (par. 1e))	1,621,524	3,125,108	2,954,208
Adjustment of goodwill and negative goodwill on equity investments (par. 1h))	36,121,026	32,575,452	29,670,343
Minimum dividend permitted by law (par. 1i))	(9,819,576)	(9,572,452)	(6,552,278)
Amortization of trademarks for different useful lives (par. 1j))	(6,654,917)	(7,037,938)	(7,332,578)
Adjustment of employee severance indemnities (par. 1k))	(17,289,142)	(17,381,598)	(17,858,340)
Adjustment for capitalization of interest cost (par. 1l))	14,112,707	10,455,115	7,438,051
Reversal of capitalized issuance costs (par 1m))	(767,672)	(1,155,503)	(1,543,334)
Reversal of gain on investment in Viña Altaïr S.A. (par. 1p))	(666,623)	(650,976)	(635,329)
Reversal of negative goodwill for change Compañía Cervecerías Unidas Argentina S.A. participation (par. 1q))	788,861	788,861	788,861
Derivative financial instruments (par. 1r))	7,667,064	2,734,418	1,288,081
Provision for Restructuring Cost (par. 1s))	-	250,470	1,885,373

Net equity according to US GAAP	504,217,385	435,106,668	402,927,517

Accumulated other comprehensive income (loss) at January 1°	(29,766,760)	(17,908,482)	(19,899,411)
Other comprehensive income (loss) adjustments	25,750,306	(11,858,278)	1,990,929

Accumulated Other Comprehensive Income
(Loss) in accordance with US GAAP	(4,016,454)	(29,766,760)	(17,908,482)

The following summarizes the changes in Shareholders’ equity under US GAAP during the years ended December 31, 2008, 2007 and 2006:

ThCh$

Balance at December 31, 2005	378,336,569

Dividend declared	(38,617,289)
Reversal of accrued minimum dividend from prior year	5,848,996
Minimum dividend at year-end required by law	(6,552,278)
Net income for the year	61,920,590
Cumulative translation adjustment for the year	1,990,929

Balance at December 31, 2006	402,927,517

Dividend declared	(45,028,704)
Reversal of accrued minimum dividend from prior year	6,552,278
Minimum dividend at year-end required by law	(9,572,452)
Net income for the year	92,086,307
Cumulative translation adjustment for the year	(11,858,278)

Balance at December 31, 2007	435,106,668

Dividend declared	(49,552,825)
Reversal of accrued minimum dividend from prior year	9,572,452
Minimum dividend at year-end required by law	(9,819,576)
Net income for the year	93,160,360
Cumulative translation adjustment for the year	25,750,306
Balance at December 31, 2008	504,217,385

US GAAP Condensed Financial Statements

CONSOLIDATED BALANCE SHEET

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2008

	As of December 31, 2008

	Consolidated Balance Sheetunder Chilean GAAP	US GAAP adjustments and reclassifications	Consolidated Balance Sheet under US GAAP

	ThCh$	ThCh$	ThCh$
ASSETS
CURRENT ASSETS
Cash and cash equivalents (1)	49,903,801	-	49,903,801
Marketable securities	5,779,711	(320,355)	5,459,356
Investments in available-for-sale securities	-	320,355	320,355
Accounts receivable-trade and other	150,175,806	-	150,175,806
Accounts receivable from related companies	5,902,504	-	5,902,504
Inventories	133,910,003	-	133,910,003
Prepaid expenses	6,075,695	-	6,075,695
Prepaid taxes	16,868,496	-	16,868,496
Deferred income taxes	613,003	-	613,003
Other current assets	6,481,795	-	6,481,795

Total current assets	375,710,814	-	375,710,814

PROPERTY, PLANT AND EQUIPMENT, net	519,519,954	7,137,192	526,657,146
OTHER ASSETS	177,722,464	16,850,379	194,572,843

Total assets	1,072,953,232	23,987,571	1,096,940,803

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term borrowings	17,323,073	-	17,323,073
Current portion of long-term debt	69,083,024	-	69,083,024
Dividends payable	6,957,762	9,819,576	16,777,338
Accounts payable	78,305,254	-	78,305,254
Notes payable	1,206,916	-	1,206,916
Other payables	7,334,079	-	7,334,079
Accounts payable to related companies	14,198,438	-	14,198,438
Accrued expenses	43,123,994	(2,961,298)	40,162,696
Withholding taxes payable	23,297,655	-	23,297,655
Income Tax	2,099,664	-	2,099,664
Other current liabilities	10,438,438	-	10,438,438

Total current liabilities	273,368,297	6,858,278	280,226,575

LONG-TERM LIABILITIES
Long-term debt	161,129,618	4,661,679	165,791,297
Accrued expenses	15,790,000	6,117,548	21,907,548
Deferred income taxes	23,180,414	(1,621,524)	21,558,890
Other long-term liabilities	9,438,860	-	9,438,860

Total long-term liabilities	209,538,892	9,157,703	218,696,595

Total liabilities	482,907,189	16,015,981	498,923,170

MINORITY INTEREST	93,800,248	-	93,800,248

SHAREHOLDERS’ EQUITY
Common stock	215,540,419	-	215,540,419
Share premium	16,856,819	-	16,856,819
Other reserves	2,161,946	138,084	2,300,030
Retained earnings	261,686,611	7,833,506	269,520,117

Total shareholders’ equity	496,245,795	7,971,590	504,217,385

Total liabilities and shareholders’ equity	1,072,953,232	23,987,571	1,096,940,803

(1) This caption includes time deposits, marketable securities and securities under resale agreements amounting to ThCh$ 1,449,989, ThCh$ 11,639,941 and ThCh$ 19,320,000, respectively, which are cash equivalents.

CONSOLIDATED BALANCE SHEET

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2008

	As of December 31, 2007

	Consolidated Balance Sheet under Chilean GAAP	US GAAP adjustments and reclassifications	Consolidated Balance Sheet under US GAAP

	ThCh$	ThCh$	ThCh$
ASSETS
CURRENT ASSETS
Cash and cash equivalents (1)	127,101,694	-	127,101,694
Marketable securities	316,016	(297,528)	18,488
Investments in available-for-sale securities	-	297,528	297,528
Accounts receivable-trade and other	130,745,094	-	130,745,094
Accounts receivable from related companies	6,243,842	-	6,243,842
Inventories	84,267,467	-	84,267,467
Prepaid expenses	7,884,342	-	7,884,342
Prepaid taxes	3,196,621	-	3,196,621
Deferred income taxes	1,722,864	-	1,722,864
Other current assets	2,689,353	-	2,689,353

Total current assets	364,167,293	-	364,167,293

PROPERTY, PLANT AND EQUIPMENT, net	429,045,216	5,532,326	434,577,542
OTHER ASSETS	106,972,845	10,486,238	117,459,083

Total assets	900,185,354	16,018,564	916,203,918

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term borrowings	6,112,660	-	6,112,660
Current portion of long-term debt	5,160,814	-	5,160,814
Dividends payable	17,067,416	9,572,452	26,639,868
Accounts payable	61,815,455	-	61,815,455
Notes payable	3,927,548	-	3,927,548
Other payables	7,140,786	-	7,140,786
Accounts payable to related companies	3,750,086	-	3,750,086
Accrued expenses	34,506,636	(250,470)	34,256,166
Withholding taxes payable	18,017,559	-	18,017,559
Income Tax	5,537,692	-	5,537,692
Other current liabilities	1,092,075	-	1,092,075

Total current liabilities	164,128,727	9,321,982	173,450,709

LONG-TERM LIABILITIES
Long-term debt	177,598,671	4,432,355	182,031,026
Accrued expenses	13,017,204	7,838,360	20,855,564
Deferred income taxes	16,470,916	(3,125,108)	13,345,808
Other long-term liabilities	31,960,915	-	31,960,915

Total long-term liabilities	239,047,706	9,145,607	248,193,313

Total liabilities	403,176,433	18,467,589	421,644,022

MINORITY INTEREST	59,453,228	-	59,453,228

SHAREHOLDERS’ EQUITY
Common stock	215,540,419	-	215,540,419
Share premium	16,856,819	-	16,856,819
Other reserves	(23,728,026)	256,917	(23,471,109)
Retained earnings	228,886,481	(2,705,942)	226,180,539

Total shareholders’ equity	437,555,693	(2,449,025)	435,106,668

Total liabilities and shareholders’ equity	900,185,354	16,018,564	916,203,918

(1) This caption includes time deposits, marketable securities and securities under resale agreements amounting to ThCh$ 27,588,366 ThCh$ 49,606,961 and ThCh$ 28,461,014, respectively, which are cash equivalents.

CONSOLIDATED STATEMENT OF INCOME

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2008

	As of December 31, 2008

	Consolidated Statement of Income under Chilean GAAP	US GAAP adjustments and reclassifications	Consolidated Statement of Income under US GAAP

	ThCh$	ThCh$	ThCh$
OPERATING RESULTS
Net sales	781,789,468	-	781,789,468
Cost of sales	(369,739,160)	(38,271,039)	(408,010,199)

Gross margin	412,050,308	(38,271,039)	373,779,269
Selling and administrative expenses	(290,984,615)	38,504,133	(252,480,482)

Operating income	121,065,693	233,094	121,298,787

NON-OPERATING RESULTS
Non-operating income	4,419,685	(438,586)	3,981,099
Non-operating expenses	(20,132,831)	12,376,817	(7,756,014)
Price-level restatements and exchange differences	(5,449,480)	-	(5,449,480)

Income before income taxes and minority interest	99,903,067	12,171,325	112,074,392

Income taxes	(14,085,385)	(1,641,668)	(15,727,053)
Minority interest	(3,186,979)	-	(3,186,979)

NET INCOME	82,630,703	10,529,657	93,160,360

CONSOLIDATED STATEMENT OF INCOME

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2008

	As of December 31, 2007

	Consolidated Statement of Income under Chilean GAAP	US GAAP adjustments and reclassifications	Consolidated Statement of Income under US GAAP

	ThCh$	ThCh$	ThCh$
OPERATING RESULTS
Net sales	684,201,409	-	684,201,409
Cost of sales	(321,561,942)	(33,963,903)	(355,525,845)

Gross margin	362,639,467	(33,963,903)	328,675,564
Selling and administrative expenses	(252,232,238)	31,962,469	(220,269,769)

Operating income	110,407,229	(2,001,434)	108,405,795

NON-OPERATING RESULTS
Non-operating income	22,049,634	740,142	22,789,776
Non-operating expenses	(20,758,806)	7,185,669	(13,573,137)
Price-level restatements and exchange differences	(4,924,377)	-	(4,924,377)

Income before income taxes and minority interest	106,773,680	5,924,377	112,698,057

Income taxes	(18,151,902)	(86,017)	(18,237,919)
Minority interest	(2,373,831)	-	(2,373,831)

NET INCOME	86,247,947	5,838,360	92,086,307

CONSOLIDATED STATEMENT OF INCOME

Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2008

	As of December 31, 2006

	Consolidated Statement of Income under Chilean GAAP	US GAAP adjustments and reclassifications	Consolidated Statement of Income under US GAAP

	ThCh$	ThCh$	ThCh$
OPERATING RESULTS
Net sales	638,356,685	-	638,356,685
Cost of sales	(303,963,118)	(31,189,659)	(335,152,777)

Gross margin	334,393,567	(31,189,659)	303,203,908
Selling and administrative expenses	(241,186,712)	16,755,267	(224,431,445)

Operating income	93,206,855	(14,434,392)	78,772,463

NON-OPERATING RESULTS
Non-operating income	9,145,785	899,217	10,045,002
Non-operating expenses	(19,937,078)	8,648,755	(11,288,323)
Price-level restatements and exchange differences	(741,159)	-	(741,159)

Income before income taxes and minority interest	81,674,403	(4,886,420)	76,787,983

Income taxes	(16,648,711)	1,505,825	(15,142,886)
Minority interest	275,493	-	275,493

NET INCOME	65,301,185	(3,380,595)	61,920,590

3. Additional disclosure requirements

a) Reclassifications for US GAAP purposes

Income and expenses

Under Chilean GAAP the following expenses arising during the years 2008, 2007 and 2006 are classified as Non-operating expenses whereas under US GAAP they would be classified as Operating expenses:

	2008	2007	2006

	ThCh$	ThCh$	ThCh$
Non-operating expenses:
Loss on sale, provision for impairment and write-offs of assets	400,891	1,397,493	2,081,344
Severance indemnities	1,187,347	2,960,133	1,113,024

Total	1,588,238	4,357,626	3,194,368

Selling and administrative expenses - Under Chilean GAAP, shipping and handling costs are charged to Selling and administrative expenses whereas under US GAAP, the Company’s policy is to classify shipping and handling costs in costs of sales. Shipping and handling costs amounted to ThCh$ 38,271,039 ThCh$ 32,376,898 and ThCh$ 30,432,083 in 2008, 2007 and 2006, respectively.

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

	2008	2007

	ThCh$	ThCh$
Time deposits	1,449,989	27,588,366
Mutual fund shares	11,639,941	49,606,961
Securities purchased under resale agreements	19,320,000	28,461,015

Total	32,409,930	105,656,342

b) Earnings per share

Disclosure of the following earnings per share information is not generally required for presentation in financial statements under Chilean accounting principles, but is required under US GAAP:

	2008	2007	2006

	Ch$	Ch$	Ch$
Basic and diluted earnings per share under US GAAP	292,49	289,12	194,41
Weighted-average number of shares of common stock outstanding for basic and diluted earnings per share (in thousands)	318,503	318,503	318,503

Earnings per share is determined by dividing the net income for the year under US GAAP by the weighted-average number of shares of common stock outstanding during each year.

c) Income taxes

The provision for income taxes charged to results is summarized as follows:

	2008	2007	2006

	ThCh$	ThCh$	ThCh$
Current tax expense	(14,662,768)	(17,294,405)	(13,264,829)
Deferred tax under Chilean GAAP	577,383	(857.497)	(3.383.882)
Deferred tax assets generated from the merger	(138,084)	(256.917)	(434,994)
Additional deferred tax to conform with US GAAP	(1.503.584)	170.900	1.940.818

Total provision for US GAAP	(15,727,053)	(18,237,919)	(15,142,887)

Deferred tax assets (liabilities) under US GAAP are summarized as follows at December 31 of each year:

	2008	2007	2006

	ThCh$	ThCh$	ThCh$
Property, plant and equipment	(25,445,532)	(21,382,948)	(21,689,321)
Inventories	(2,745,583)	(2,252,125)	(2.617.631)
Adjustment on bottles and container deposits	(3,199,990)	(3,451,687)	(3,325,770)
Other liabilities	(5,162,823)	(2,600,311)	(2,479,621)

Gross deferred tax liabilities	(36,553,928)	(29,687,071)	(30,112,343)

Accounts receivable	566,828	617,854	653,053
Tax loss carryforwards	4,944,366	4,373,431	7,571,647
Less: Valuation allowance	(1,221,547)	(507.168)	(3,546,080)
Employee severance indemnities	3,450,383	3.289.617	3.336.256
Other assets	5,221,335	7,702,050	6,929,485
Other	2,684,257	2,588,342	2,958,335

Gross deferred tax assets	15,645,622	18,064,126	17,902,696

Net deferred tax assets (liabilities)	(20,908,305)	(11,622,945)	(12,209,647)

The changes in the valuation allowance during the years ended December 31, 2008, 2007 and 2006 were as follows:

	Balance at	Additions	charged	Foreign	Balance at
	beginning	charged to cost	against	exchange	end of
Year	of period	and expenses	income	effects	period

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

2008	465,719	714,379	-	41,449	1,221,547
2007	3,256,272	-	(2,588,384)	(202,169)	465,719
2006	3,421,674	-	(289,497)	124,095	3,256,272

The provision for income taxes differs from the amount of income taxes determined by applying the applicable Chilean statutory income tax rate of 17% during the years 2006 to 2008, to pretax income as a result of the following differences:

	2008	2007	2006

	ThCh$	ThCh$	ThCh$
At statutory Chilean tax rate	12,048,059	16,941,442	12,781,800
Increase (decrease) in rates resulting from:
Non-deductible expenses	28,290,189	7,668,283	8,382,547
Non-taxable income	(28,675,541)	(7,145,678)	(7,317,392)
Tax credits	(598,508)	(1,047,341)	(1,073,029)
International income tax differences	4,662,854	1,821,213	2,368,961

At effective tax rates	15,727,053	18,237,919	15,142,887

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay income tax on a separate return basis and not on a consolidated basis.

The Argentine enacted income tax rate was 35% during the years 2006 to 2008.

Certain of the Chilean subsidiaries have tax loss carryforwards aggregating ThCh$ 56,398,053 at December 31, 2008 (ThCh$ 20,241,280 in 2007) which have no expiration date. Additionally, Finca La Celia S.A. and subsidiary, have tax loss carryforwards aggregating ThCh$ 3,919,060 at December 31, 2008 (ThCh$ 2,535,791 in 2007) which may be applied to reduce taxable income in Argentina during a five-year carryforward period. These tax losses resulted in a deferred tax asset for 2008 of ThCh$ 1,371,671 (ThCh$ 4,373,431 in 2007 and ThCh$ 7, 571,647 in 2006). Valuation allowances of ThCh$ 1,221,547 in 2008 (ThCh$ 465,719 in 2007 and ThCh$ 3,256,272 in 2006) were provided against certain of the deferred tax assets of the Argentine subsidiaries because it is currently expected that those assets will probably not be realized before they expire.

FIN 48

In January 2007, the Companies adopted FIN 48. This interpretation clarifies the accounting for uncertain tax positions in accordance with FASB Statement No. 109. Under the interpretation, an enterprise is not allowed to recognize, in its financial statements, the benefit of a tax position unless that position is more likely than not to be sustained upon examination by taxing authorities, including resolution of any related appeals and litigation processes, based solely on the technical merits of the position.

No reserves for uncertain income tax positions have been recorded pursuant to FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (FIN 48).

d) Investment securities

The book value of investment securities totaled ThCh$ 320,355 at December 31, 2008 and ThCh$ 297,528 at December 31, 2007. There was no significant difference between book value and market value at December 31, 2008 or December 31, 2007 (see paragraph 1 f) above). All investment securities are classified as available-for-sale at December 31, 2008 and 2007.

e) Intangible Assets - Trademarks

The Company’s other intangible assets consists primarily of trademarks related to beers, wines, spirits, juices, soft drink and snacks. Trademarks are considered to have definite lives and are amortized over the life of either the legal trademark agreement, or 20 years. The weighted average amortization period is 40 years for US GAAP purposes. Trademarks are reviewed for impairment, whenever events or changes in business circumstances indicate the carrying value of the assets may not be fully recoverable or the useful lives are no longer appropriate.

The changes in the carrying amount of trademarks during the periods were:

	Beginning balance	Additions	Deletions	Ending balance

	ThCh$	ThCh$	ThCh$	ThCh$
2008	10,180,438	27,895,598 (1)	135,555	38,211,591
2007	28,461,480	-	18,281,042 (2)	10,180,438

The aggregate amortization expense for trademarks was ThCh$ 3,226,436 and ThCh$ 2,263,776 for the years ended December 31st, 2008 and 2007, respectively. The estimated amortization expense for each of the five succeeding fiscal years is ThCh$ 389,591 and 295,710 respectively.

(1) New brands were incorporated during 2008. A total of Th$15,358,445 was added through ICSA (merged with CICSA in July 2008), and Th$12,537,153 corresponds to the brands incorporated as a consequence of the merge between Viña San Pedro S.A. and Viña Tarapacá Ex Zavala S.A. completed on December 2008.

(2) Correspond to trademarks contributed to the equity investee.

f) Fair value

The following methods and assumptions were used to estimate the fair value of each class of financial instrument at December 31, 2008 and 2007 for which it is practicable to estimate such value:

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

The estimated fair values of the Company’s financial instruments is summarized as follows:

	December 31, 2008		December 31, 2007
	Carry ing	Fair	Carrying	Fair
	Amounts	Value	Amounts	Value

Assets	ThCh$	ThCh$	ThCh$	ThCh$

Cash	17,493,871	17,493,871	21,445,353	21,445,353
Time Deposits And Marketable Securities	18,869,641	18,910,864	77,511,343	77,852,937
Accounts receivable-trad e and oth er, net .	150,175,806	150,175,806	130,745,094	130,745,094
Investments in Other companies	16,836	16,836	21,500	21,500
Securities purchased under resale agreements	19,344,292	19,344,292	28,520,570	28,520,570
Other Current Assets	858,421	858,421	970,915	970,915
Forward Contracts	5,201,550	5,201,550	434,160	434,160
Swap Contracts	9,566,257	9,566,257	-	-
Other Assets	4,313,019	4,313,019	4,977,759	4,977,759

Total Assets	225,839,693	225,880,916	264,626,694	264,968,288

Liabilities

Bank Borrowings (short-term)	17,323,073	17,323,073	6,112,660	5,992,487
Bond Payable (short-term)	4,344,198	5,889,599	4,356,851	6,051,704
Current Portion of Long-Term Bank
Borrowings	64,738,826	65,158,507	803,963	2,909,380
Bank Borrowings (long -term)	103,690,362	95,885,392	116,643,380	107,161,762
Bond Payable (long -term)	57,439,256	45,654,002	60,955,291	59,778,764
Accounts payable, notes payable and
other
payables	86,846,249	86,846,249	72,883,789	72,883,789
Forward Contracts	1,193,720	1,193,720	1,061,733	1,061,733
Swap Contracts	9,145,358	9,145,358	20,162,702	20,162,702

Total Liabilities	344,721,042	327,095,900	282,980,369	276,002,321

FAIR VALUE OF FINANCIAL INSTRUMENTS (FAS 157)

Effective January 1, 2008, the Company adopted FASB Statement No. 157, “Fair Value Measurements” (SFAS No. 157). This Statement defines fair value, establishes a framework for measuring fair value and expands the disclosures about fair value measurements.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in a principal or most advantageous market. Fair value is a market-based measurement that is determined based on inputs, which refer broadly to assumptions that market participants use in pricing assets or liabilities. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Company often makes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, and the risks inherent in the inputs to valuation techniques. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

SFAS No. 157 requires consideration of the impact of nonperformance risk (including credit risk) from a market participant perspective in the measurement of the fair value of assets and liabilities. At December 31, 2008, the Company determined that nonperformance risk would have no material impact on their financial position or results of operations. To assess nonperformance risk, the Company considered information such as collateral requirements, master netting arrangements, letters of credit and parent company guarantees, and applied a market-based method by using the counterparty (for an asset) or the Company’s (for a liability) credit default swaps rates.

SFAS No. 157 established a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value in three broad levels. The standard requires that assets and liabilities be classified in their entirety based on the level of input that is significant to the fair value measurement. Assessing the significance of a particular input may require judgment considering factors specific to the asset or liability, and may affect the valuation of the asset or liability and their placement within the fair value hierarchy. The Company classifies fair value balances based on the fair value hierarchy defined by SFAS No. 157 as follows:

  Level I – Consists of assets or liabilities whose value is based on unadjusted quoted prices in active markets at the measurement date. An active market is one in which transactions for assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis. This category includes contracts traded on active exchange markets valued using unadjusted prices quoted directly from the exchange.

  Level II – Consists of assets or liabilities valued using industry standard models and based on prices, other than quoted prices within Level 1, that are either directly or indirectly observable as of the measurement date. The industry standard models consider observable assumptions including time value, volatility factors, and current market and contractual prices for the underlying commodities, in addition to other economic measures. This category includes contracts traded on active exchanges or in over-the-counter markets priced with industry standard models.

  Level III – Consists of assets or liabilities whose fair value is estimated based on internally developed models or methodologies using inputs that are generally less readily observable and supported by little, if any, market activity at the measurement date. Unobservable inputs are developed based on the best available information and subject to cost benefit constraints. This category includes contracts priced using models that are internally developed and contracts placed in illiquid markets. It also includes contracts that expire after the period of time for which quoted prices are available and internal models are used to determine a significant portion of the value.

As of December 31, 2008, the Company held certain items that are required to be measured at fair value on a recurring basis. These included:

(i) Money market funds and Marketable securities
(ii) Time deposits
(iii) Securities purchased under resale agreements
(iv) Forward Contracts
(v) Swap Contracts

The following table provides information by level for assets and liabilities that are measured at fair value, as defined by SFAS 157, on a recurring basis:

	Fair value at December		Fair value measurements Using inputs considered as
Description	31, 2008	Level I	Level II	Level III

	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Money market funds and Marketable securities	12,010,734	12,010,734	-	-
Time deposits	6,900,130	-	6,900,130	-
Securities purchased under resale agreements	19,344,292	-	19,344,292	-
Forward Contracts	5,201,550	-	5,201,550	-
Swap Contracts	9,566,257	-	9,566,257	-

Liabilities
Forward Contracts	1,193,720	-	1,193,720	-
Swap Contracts	9,145,358	-	9,145,358	-

Level I assets consist of marketable securities and money market funds that are traded in an active market with sufficient volume and frequency of transactions.

Level II assets consist of time deposits and Securities purchased under resale agreements with quoted market prices that are traded in less active markets or priced using a quoted market price for similar instruments. This level also includes assets and liabilities resulting from derivative contracts (forward and swap contract) priced using inputs that are observable in the market or can be derived principally from or corroborated with observable market data.

g) Concentrations of credit and other risk

The Company has accounts with a variety of banks and does not hold significant deposits with any single bank. The Company has a wide customer base and trades with a large number of small customers. Consequently, the Company does not believe that it has any significant concentrations of credit risk at December 31, 2008. The beverage business is highly competitive in both Chile and Argentina, where the Company competes with other enterprises. Additionally, in view of the favorable long-term economic conditions in Chile, other enterprises may be expected to enter the country’s beer, wine,soft drink and spirits markets.

The Company’s results may be materially adversely affected from time to time by significant increases in advertising and promotion costs, loss of sales volume, price discounting, or a combination of these and other factors related to the competitive beer, wine, soft drinks and spirits markets in Chile and Argentina.

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

At December 31, 2008 and 2007, the Company, has two cross-currency interest-rate swap agreement (US dollar to Chilean peso) to buy and sell US dollars for a notional amount of US$ 170,000,000. At December 31, 2006, the Company, has three cross-currency interest-rate swap agreement (US dollar to Chilean peso) to buy and sell US dollars for a notional amount of US$ 134,000,000.These contracts were obtained to protect the Company from foreign exchange and interest-rate risk with respect to long-term bank debt denominated in US dollars.

At December 31, 2008, the Company has seventy three derivative contracts consisting of: forward contracts to sell US dollars for a notional amount of US$ 82,310,000, forward contracts to sell Euros for a notional amount of € 12,250,000, forward contracts to sell Pounds for a notional amount of £ 1,180,000 and forward contracts to sell Canadian Dollars for a notional amount of CAD$ 770,000 maturing throughout 2009. At December 31, 2007, the Company has twenty three derivative contracts consisting of forward contracts to sell US dollars for a notional amount of US$ 118,660,000. At December 31, 2006, the Company has eleven derivative contracts consisting of forward contracts to sell US dollars for a notional amount of US$ 23,450,000. In addition, at December 31, 2008, the Company has seven derivative contracts consisting of: forward contracts to buy US dollars for a notional amount of US$ 39,253,349 and forward contracts to sell Euros for a notional amount of € 3,155,000 maturing throughout 2009. At December 31, 2007, the Company has ten derivative contracts consisting of forward contracts to buy US dollars for a notional amount of US$ 33,786,000 maturing throughout 2008. At December 31, 2006, the Company has eight derivative contracts consisting of forward contracts to buy US dollars for a notional amount of US$ 33,400,000. These forward contracts were obtained to protect the Company from foreign exchange risk with respect to mutual fund shares and trade accounts receivable denominated in US dollars.

As described further in Note 1 r) at December 31, 2008, 2007 and 2006, the forward contracts and the cross-currency interest-rate swap contracts designated as hedges for Chilean GAAP purposes, did not meet the documentation requirements to be designated as hedges under US GAAP.

4. Recent accounting pronouncements

In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” This FSP amends FASB Statement No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” and requires an employer to separately disclose the fair value of each major category of plan assets of a defined benefit pension or postretirement plan. In addition, employers are required to disclose information enabling users to understand investment policies and strategies, assess the inputs and valuation techniques used to develop fair value measurements, and to disclose any significant concentrations of risks within plan assets. This FSP is effective for fiscal years ending after December 15, 2009, earlier application is permitted. The Company is currently evaluating the impact of this FSP on the disclosures for defined benefit pension and postretirement plan assets.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.” This FSP amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” to expand financial statement disclosures required. This FSP is effective for the first reporting period ending after December 15, 2008. The application of this FSP is not expected to have a material impact on the Company´s financial position or results of operations.

In November 2008, the FASB issued EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations,” which provides clarification on the measurement of the initial carrying value of an equity investment, impairment assessment of underlying indefinite-lived intangible assets of an equity method investment, accounting for an equity method investee’s issuance of shares, and how to account for a change in investment from the equity method to the cost method. The guidance in this EITF is effective for fiscal years beginning on or after December 15, 2008, and is to be applied prospectively. The Company is currently evaluating the impact of this FSP on their financial position and results of operations.

In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.” This FSP would amend FASB Statement No. 157, “Fair Value Measurements,” to clarify its application in an inactive market by providing an illustrative example to demonstrate how the fair value of a financial asset is determined when the market for that financial asset is inactive. The FSP was effective upon issuance, including prior periods for which financial statements have not been issued. The application of this FSP did not have a material impact on the Companies’ financial position or results of operations.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees; An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161,” to expand financial statement disclosures required for credit derivatives within the scope of Statement No. 133 and guarantees within the scope of Interpretation 45, as well as clarifying the effective date of FASB Statement No. 161. The FSP is effective for reporting periods ending after November 15, 2008. The application of this FSP is not expected to have a material impact on the Companies’ financial position, results of operations or liquidity.

In May 2008, the FASB issued Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The adoption of this Statement is not expected to have a material impact on the Company’s financial position or results of operations.

In May 2008, the FASB issued FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).” This FSP applies to convertible debt instruments that may be settled in cash, or other assets, upon conversion and are not addressed by APB Opinion No. 14 “Accounting for Convertible Debt Instruments and Debt Issued with Stock Purchase Warrants.” If the embedded conversion option is required to be separately accounted for as a derivative, then such convertible debt instruments should be accounted for under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” and this FSP does not apply. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. This FSP is not expected to have a material impact on the Company’s financial position or results of operations.

In April 2008, the FASB issued FSP No. 142-3, “Determination of the Useful Life of Intangible Assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), “Business Combinations,” and other U.S. generally accepted accounting principles. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company is currently evaluating the impact of this FSP on their financial position, results of operations and liquidity.

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” This Statement amends and expands the disclosure requirements of Statement 133 with the intent to provide users of financial statements with enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The Statement requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of this Statement on their disclosures of financial position and results of operations.

In February 2008, the FASB issued FSP No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157.” FSP No. 157-1 amends FASB Statement No. 157 to exclude FASB Statement No. 13, “Accounting for Leases,” and other accounting pronouncements that address fair value measurements for purposes of lease classification and measurement under Statement No. 13. This FSP was effective upon the initial adoption of SFAS 157. FSP No. FAS 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years for items within the scope of this FSP. The adoption of both FSP No. 157-1 and FSP No. FAS 157-2 did not have a material impact on the Company’s financial position or results of operations.

In January 2008, the FASB issued Statement 133 Implementation Issue No. E23, “Hedging—General: Issues Involving the Application of the Shortcut Method under Paragraph 68.” Issue E23 amends paragraph 68 of SFAS 133 with respect to the conditions that must be met in order to apply the shortcut method for assessing hedge effectiveness. The implementation guidance in this Issue is effective for hedging relationships designated on or after January 1, 2008. The adoption of Issue E23 did not have a material impact on the Company’s financial position or results of operations.

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51 (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Company is currently evaluating the impact of adopting Statement 141R and Statement 160 on its results of operations and financial position.

NOTE 25 - FUTURE ACOUNTING CHANGE

As established in official letters N° 368 and N°427, issued by the Chilean Superintendence of Securities and Insurance on October 16th, 2006 and on December 28th, 2007, respectively, beginning on January 1st, 2009 the Company and its affiliates will adopt International Financial Reporting Standards (IFRS). Therefore, the application of the local accounting principles accepted in Chile will be discontinued in the same year.

As a consequence of the aforementioned, some changes may be originated in equity beginning on January 1st, 2009, and in the accounting treatment and disclosures of some items included in income from 2009. Therefore, for comparative purposes in year 2009, the financial statements of year 2008 must be adjusted in accordance with IFRS, The financial statements prepared in accordance with IFRS differ in some matters form the financial statements presented herein prepared in accordance with local accounting principles accepted in Chile.

The Company has developed a plan to integrally face this conversion process, and at the date of the issuance of these financial statements, is still in the process of reviewing and evaluating information to properly estimate the impact that will have to be revealed in future financial statements .

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Patricio Jottar

Chief Executive Officer

Date: June 22, 2009