Form 20-F/A
period 2008-12-31
UNITED BREWERIES CO INC
filed 2009-07-01
CIK 888746

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Yes                                  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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
Yes                                  No

EXPLANATORY NOTE

This Amendment No. 1 to the annual report on Form 20-F of Compañía Cervecerías Unidas S.A. that was originally filed on June 25, 2009 (the “2008 Form 20-F”), is being filed solely for the purpose of correcting a clerical error on the cover page of the 2008 Form 20-F pursuant to which the “Accelerated Filer” box was checked instead of the “Large Accelerated Filer” box. There are no other changes contained in this Amendment No. 1 as compared to the 2008 Form 20-F.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Patricio Jottar

Chief Executive Officer

Date: July 1, 2009