Form 20-F
period 2009-12-31
UNITED BREWERIES CO INC
filed 2010-06-14
CIK 888746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

X   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended                         December 31, 2009

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

Vitacura 2670,Twenty-Third Floor, Santiago Chile

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

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

YES         NO__ X__

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES         NO__ X__

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES    X     NO_____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES______ NO_____

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer              X          Accelerated filer                       Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ___           International Financial Reporting Standards as issued               Other ___

by the International Accounting Standards Board     _X__

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

ITEM 17           ITEM 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES         NO   X

Introduction

In this annual report on Form 20-F, all references to “we”, “us” or “CCU” are to Compañía Cervecerías Unidas S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries.  Chile is divided into regions, each of which is known by its roman number (e.g. “Region XI”).  Our fiscal year ends on December 31st.  Unless otherwise specified, all references to “U.S. dollars”, “dollars”, or “US$” are to United States dollars, and references to “Chilean pesos”, “pesos” or “Ch$” are to Chilean pesos.  We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These are the Company’s first annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB and IFRS 1 “First Time Adoption of International Financial Reporting Standards”. Until and including our financial statements for the year ended December 31, 2008, we prepared our consolidated financial statements in accordance with Chilean generally accepted accounting principles, or “Chilean GAAP”, which differs in certain important respects from IFRS.  The effects of the transition to IFRS (from financial statements prepared under Chilean GAAP) on the Company’s financial statements for the year ended December 31, 2008 is detailed in Note 4 to our consolidated annual financial statements included elsewhere in this annual report. Following the Company’s adoption of IFRS, as issued by the IASB, we are no longer required to reconcile our financial statements prepared in accordance with IFRS to US GAAP. See the notes to our consolidated financial statements included in pages F-1 through F-88 of this annual report.  We use the metric system of weights and measures in calculating our operating and other data.  The United States equivalent units of the most common metric units used by us are as shown below:

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

This annual report contains various estimates made by us of market share data and related sales volume information.  These estimates are based on statistics published or made available by A.C. Nielsen Chile S.A., or Nielsen, in the case of beer, soft drinks, water, wine and pisco sales in Chile; the Asociación de Cerveceros de Chile (“Acechi”), in the case of beer sales in Chile; BBS(Inversiones Marco  Polo Limitada) in the case of imports in Chile; the Cámara de la Industria Cervecera Argentina (Argentine Beer Industry Chamber, or CICA) in the case of beer sales in Argentina; the Asociación Nacional de Bebidas Refrescantes (National Association of Soft Drinks, or “ANBER”) in the case of soft drinks and water; competitors public information in the case of wine sales in Chile; and the Asociación de Viñas de Chile, A.G. (the Wineries of Chile Association) in the case of Chilean wine exports.  We believe that, due to the methodologies used, the statistics provided by these sources in some cases do not accurately reflect our market share or industry sales volumes.  For example, the Nielsen sampling frame includes only the metropolitan areas of Chile and not the rural areas of the country, where we believe our beer and pisco market share is higher than in the metropolitan areas, due to our distribution system.  Likewise, the sales of one of our Argentine competitors are not reflected in CICA’s statistics because this company is not a member of CICA.  Similarly, data regarding the size of the Chilean soft drink and mineral water markets and market shares do not coincide with publicly available information of our sales volume and our competitors.  As a consequence, we have revised the share estimates from the sources identified above for Chilean and Argentine beer sales, pisco, soft drink and mineral water sales to reflect what we believe is a more accurate measure of market shares, taking into account:

•         reports published by the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics, or the INE),

•         our internal sales data,

i

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

•         the nature and extent of a global financial disruption and its consequences;

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

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable

ITEM 2: Offer Statistics and Expected Timetable

Not applicable

ITEM 3: Key Information

Selected Financial Data

The following table presents selected consolidated financial data as of December 31, 2008 and 2009, which has been derived from our consolidated financial statements prepared in accordance with IFRS and included elsewhere in this annual report.  Selected consolidated financial data as of December 31, 2005, 2006 and 2007, has been derived from our consolidated financial statements not included in this annual report which were, at the time, prepared in accordance with Chilean GAAP and reconciled to US GAAP.  The financial data set forth below should be read in conjunction with the consolidated financial statements and related notes and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report.

The financial information as of and for the years ended December 31, 2005, 2006, and 2007 shown below is presented in constant Chilean pesos as of December 31, 2008.

	Year ended December 31,
IFRS	2008	2009
	(million of Ch$) (1)

1. Income Statement Data:
Net sales	710,189	776,544
Operating result	123,990	137,382
Net financing expenses	(4,797)	(10,367)
Result as per adjustment units	(15,626)	4,190
Other non recurring gains/(losses)	1,563	21,925
Income tax	(10,524)	(11,724)

Income of the year:	95,303	141,365
Attributable to:
Equity holders of the Parent Company	90,414	128,037
Minority Interest	4,890	13,328

Basic and Diluted Income per share	283.87	402.00
Basic and Diluted Income per ADS (2)	1,419.36	2,009.98
Dividend per share (3)	155.66	201.00
Dividend per ADS in US$ (3)	1.29	1.96
Weighed average shares outstanding (000)	318,503	318,503

2. Balance Sheet Data:
Total Assets	1,081,703	1,103,773
Total non-current Liabilities	235,954	285,179
Total debt (4)	246,037	229,528
Capital stock	231,020	231,020
Equity attributable to equity holders of the parent Company	443,865	462,230
Total shareholders' equity	547,962	573,207

3. Other Data
Sales volume (in millions of liters):
Beer (Chile)	516.8	507.2
Beer (Argentina)	363.6	391.6
Non Alcoholic beverages (5)	577.7	600.0
Wine (6)	91.8	110.2
Spirits	21.1	19.9

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
(5) Includes sales of soft drinks, nectars, mineral and purified water, isotonic and energy drinks, and ice tea in Chile.
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

.

The observed exchange rate is the average exchange rate at which commercial banks conduct authorized transactions on a given date, as certified by the Central Bank of Chile.  The Central Bank of Chile generally carries out its transactions at the spot market rate.  Authorized transactions by banks are now generally conducted at the spot market rate.

Purchases and sales of foreign exchange effected outside the formal exchange market are carried out in the Mercado Cambiario Informal (the informal exchange market).  The informal exchange market reflects the supply and demand for foreign currency.  There are no limits imposed on the extent to which the rate of exchange in the informal exchange market can fluctuate above or below the observed exchange rate.  On April 30, 2010, the average exchange rate in the informal exchange market was Ch$517.23 per U.S. dollar and the U.S. dollar observed exchange rate was Ch$518.95 per U.S. dollar.

The following table sets forth the low, high, average and period-end observed exchange rates for U.S. dollars for each of the indicated periods starting in 2005 as reported by the Central Bank of Chile.  The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

	Daily Observed Exchange Rate (1)
	(Ch$ per US$)
	Low (2)	High (2)	Average (3)	Period-end(4)
2005	509.70	592.75	559.68	512.50
2006	511.44	549.63	530.34	532.39
2007	493.14	548.67	522.55	496.89
2008	431.22	676.75	522.35	636.45
2009	491.09	643.87	559.15	507.10
November 2009	491.09	531.49	506.02	494.82
December 2009	495.51	508.75	502.06	507.10
January 2010	489.47	531.75	501.46	523.10
February 2010	525.48	546.18	532.79	527.84
March 2010	508.66	533.87	523.02	524.46
April 2010 (through April 30)	514.91	527.38	520.28	517.23

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

We are predominantly engaged in business in Chile and 72% of our sales revenues in 2009 were generated from our Chilean operations, 19% came from operations in Argentina and 9% from exports out of Chile.  Thus, our results of operations and financial condition are dependent to a large extent on the overall level of economic activity in Chile.  The Chilean economy has experienced an average annual growth of 3.4% between 2004 and 2009. In the past, slower economic growth in Chile has slowed down the rate of consumption of our products and adversely affected our profitability.  Chile’s recent economic performance has been affected by the current disruption in the global markets, and therefore the past growth rate should not be extrapolated into the future.

The relative liquidity and volatility of Chilean securities markets may increase the price volatility of our ADSs and adversely impact a holder’s ability to sell any shares of our common stock withdrawn from our ADR facility.

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.  For example, the Santiago Stock Exchange, which is Chile’s main stock exchange, had a market capitalization of approximately US$231 billion as of December 31, 2009, while The New York Stock Exchange had a market capitalization of approximately US$18.5 trillion and the NASDAQ National Market had a capitalization of approximately US$4 trillion as of the same date.  In addition, the Chilean securities markets can be materially affected by developments in other emerging markets, particularly other countries in Latin America.

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

The Chilean government’s economic policies and any future changes in the value of the Chilean peso relative to the U.S. dollar could adversely affect the dollar value of and the return on any investment in our ADSs.  The Chilean peso has been subject to large nominal devaluations and appreciations in the past and may be subject to significant fluctuations in the future.  For example, in the period from December 31, 2008 to December 31, 2009, the daily average value of the Chilean peso relative to the U.S. dollar decreased by 7.1% in nominal terms, whereas the year end value increased by 20.3%  based on the observed exchange rate for U.S. dollars on those dates. See “Exchange Rates”.

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

In addition to our operations in Chile, we maintain substantial assets in Argentina and derive significant revenue from our operations in Argentina.  In 2009, we derived Ch$148,337 million, or 19%, of our revenues from our Argentinean operations, and, as of December 31, 2009, Ch$136,754 million, or 12.4%, of our assets were located in Argentina.  From 1999 through 2002, Argentina suffered a prolonged recession, which culminated in an economic crisis, with negative growth rates of -3.4% in 1999, -0.8% in 2000, -4.4% in 2001 and -10.9% in 2002.  Although the economic situation in Argentina has improved during the last seven years – GDP grew 8.8%, 9.0%, 9.2%, 8.5%, 8.7%, 7.0% and 0.9% in 2003, 2004, 2005, 2006, 2007, 2008 and 2009, respectively – in the future it could materially and adversely affect our Argentine operations.  See “Item 5: Operating and Financial Review and Prospects – Trend Information”.

The Argentine peso is subject to volatility which could adversely affect our results.

A devaluation of the Argentine peso adversely affects our operating results, as our revenues from our Argentine operations are impacted by the devaluation of the Argentine peso.  In spite of the appreciation of the Argentine peso against the U.S. dollar in recent years, we cannot predict whether the Argentine economy will continue to recover or will face a recession, and if there is a recession to what effect it will affect our operations in Argentina. In 2009, the Company reported for the first time the financial statements under IFRS and the functional currency is the Argentine peso for our Argentine subsidiaries. Fixed assets and their depreciation are considered in said currency and translated into Chilean pesos for consolidation purposes.

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

Since January 2006, the Argentine government has adopted different methods to directly and indirectly regulate the prices of various consumer goods, including bottled beer, in an effort to slow inflation.

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

As of May 31, 2010, Inversiones y Rentas S.A., or IRSA, a Chilean closed corporation, owned directly and indirectly, 66.1% of our shares of common stock.  Accordingly, IRSA has the power to control the election of most members of our board of directors and its interests may differ from those of the holders of our ADSs.  IRSA also has a significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and going-private transactions.  In addition, actions by IRSA with respect to the disposition of the shares of common stock that it owns, or the perception that such actions may occur, may adversely affect the trading prices of our ADSs or common stock.

Competition in the Chilean beer market may erode our market share and lower our profitability.

In 2009, our market share of the Chilean beer market by volume was approximately 85%.  Our largest competitor in the Chilean beer market by volume is Cervecería Chile S.A., or Cervecería Chile, a subsidiary of Quilmes Industrial S.A., or Quilmes, the largest Argentine brewer and, a subsidiary of Companhia de Bebidas das Américas, or AmBev, since January 2007. Ambev and Interbrew merged in 2004, creating Inbev N.V./S.A. which merged with Anheuser Busch Cos, Inc on November 18, 2008, forming Anheuser-Busch InBev. We estimate that Cervecería Chile had a market share by volume in Chile of approximately 13% in 2009.  In the past, Cervecería Chile has engaged in aggressive price discounting.  If Cervecería Chile were to engage in aggressive price discounting in the future, we cannot assure you, given the current environment, that any such discounting or other competitive activities will not have a material adverse impact on our profitability.

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

Beer consumption in Chile may be influenced by changes in domestic wine, spirits and/or other non-alcoholic beverages relative prices.  Increases in domestic wine prices have tended to lead to increases in beer consumption, while reductions in wine prices have tended to reduce or slow the growth of beer consumption. As a result of our lower market share in the Chilean wine, spirits and soft drinks markets as compared to the Chilean beer market, if beverage consumers were to shift their consumption from beer to either wine, spirits or soft drinks, we expect that it would adversely affect our profitability.

Quilmes dominates the beer market in Argentina and we may not be able to maintain our current market share.

In Argentina, we face competition from Quilmes, Cervecería Argentina S.A. and Isenbeck, a subsidiary of Warsteiner Brauerei Hans Cramer GmbH & Co., or Warsteiner. We estimate that in 2009 Quilmes had a market share of 75% and Warsteiner had a market share of 3%. We estimate that our market share of the Argentine beer market was 22% in 2009.  As a result of its dominant position in Argentina, Quilmes’ large size enables it to benefit from economies of scale in the production and distribution of beer throughout Argentina.  Therefore, we cannot assure you that we will be able to grow or maintain our current market share of the Argentine beer market.

Consolidation in the beer industry may impact our market share.

In January 2007, AmBev assumed control of Quilmes.  Additionally, on March 2004, AmBev and Interbrew announced an agreement to merge, creating the world’s largest brewer under the name InBev. Inbev and Anheuser Busch merged in November 2008, creating the world’s global beer leader.  In Chile, Quilmes sells its beer through Cervecería Chile, which had a market share of approximately 13% in 2009, and in Argentina which had a market share of approximately 75% in 2009. As a consequence of the referred merger, the brand Budweiser whose production and distribution license contract was granted to CCU Argentina until 2025, belongs to our competitor. Cervecera CCU Chile has a distribution contract until 2015 to distribute Budweiser in Chile. We cannot assure you that the contracts will be renewed.

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

Since 2005, the Argentine government has restricted gas exports to Chile due to supply problems in that country.  This has increased the cost of operating our beer production plants in Chile and Argentina, as well as our soft drinks plants in Chile.  Additionally, these restrictions have increased electrical power costs related to these same gas restrictions.  We do not need additional investments because our boilers can work with gas or with alternative fuels, such as diesel oil or butane gas. The Chilean government is presently implementing a strategy to diversify energy supply. The construction in Quintero of the first plant to process imported GNL (liquefied natural gas), which started its operation in August 2009, brought relief to the energy issue.

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

Increase in negotiation power of some clients.

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

Water is an essential component for beer, soft drinks and mineral water. While we have adopted policies for the responsible and sustainable use of water, a failure in our water supply could negatively affect our sales and profitability.

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

Because we purchase some of our supplies at prices set in U.S. dollars, and export wine in U.S. dollars, euros and pounds, we are exposed to foreign exchange risks that may adversely affect our financial condition and results of operations.  Therefore, any future changes in the value of the Chilean peso against said currencies would affect the revenues of our wine export business, as well as the cost of several of our raw materials, especially in the beer and soft drink businesses where raw materials are purchased in U.S. dollars. The effect of the exchange rate variation on export revenues would always have an opposite effect on the cost of raw materials in Ch$ terms.

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

A global liquidity crisis may eventually limit our ability to obtain the cash needed to fulfill our commitments. Sales could also be affected by a global disruption if consumption decreases sharply, placing stress in the Company’s cash position.

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

Equity investments in Chile by persons who are not Chilean residents are generally subject to exchange control regulations that restrict the repatriation of investments and earnings from Chile.  Our ADSs are subject to an ADR foreign investment contract among us, the depositary and the Central Bank of Chile which is intended to grant holders of our ADSs and the depositary access to Chile’s formal exchange market.  See “Exchange Rates”.  Pursuant to current Chilean law, our ADR foreign investment contract may not be amended unilaterally by the Central Bank of Chile.  However, we cannot assure you that additional Chilean restrictions applicable to holders of our ADSs, the disposition of underlying shares of our common stock or the repatriation of the proceeds from the disposition of the underlying common stock could not be imposed in the future, nor can we assess the duration or impact of the restrictions if imposed.  If for any reason, including changes to our ADR foreign investment contract or Chilean law, the depositary is unable to convert Chilean pesos to U.S. dollars, investors would receive dividends or other distributions in Chilean pesos.  Transferees of shares of our common stock withdrawn from the ADR facility will not be entitled to access the formal exchange market unless the withdrawn shares are redeposit with the depositary.  See “Item 10: Additional Information – Exchange Controls in Chile”.

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

•         our transformation into a different type of legal entity;

•         our merger with and/or into another company;

•         the transfer of 50% or more of our corporate assets, whether or not liabilities are also transferred, , to be determined according to the balance sheet of the previous fiscal year or the proposal or amendment of any business plan that contemplates the transfer of assets exceeding said percentage; the disposition of 50% or more of the corporate assets of a subsidiary, which represents at least 20% of the assets of the corporation, as well as any disposition of shares which results in the parent company losing its status as controller;

•         the granting of real or personal guarantees to secure third party obligations exceeding 50% of the corporate assets except when the third party is a subsidiary of the company (in which case approval of the board of directors will suffice);

•         the creation of preferences for a series of shares or the increase, extension or reduction in the already existing ones.  In this case, only dissenting shareholders of the affected series shall have the right to withdraw;

•         curing certain formal defects in our charter which otherwise would render it null and void or any modification of our by-laws that grant this right; and

•         other cases provided for by statute or in our bylaws, if any.

In addition, shareholders may withdraw if a person becomes the owner of two-thirds or more of the outstanding shares of the corporation as a consequence of a share acquisition and such person does not make a tender offer for the remaining shares within 30 days from the date of such acquisition.

Minority shareholders are also granted the right to withdraw when the controller acquires more than 95% of the shares of an open stock corporation.

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

ITEM 4: Information on the Company

History and Development of the Company

Our current legal and commercial name is Compañía Cervecerías Unidas S.A. (CCU). We were incorporated in the Republic of Chile in 1902 as an open stock corporation, following the merger of two existing breweries, one of which had its origins back in 1850, when Mr. Joaquín Plagemann founded one of the first breweries in Chile in the port of Valparaíso.  By 1916, we owned and operated the largest brewing facilities in Chile.  Our operations have also included the production and marketing of soft drinks since the beginning of the last century, the bottling and selling of mineral water products since 1960, the production and marketing of wine since 1994, the production and marketing of beer in Argentina since 1995, the production and marketing of pisco since 2003, the production and marketing of sweet snacks products since 2004 and the production and marketing of rum since 2007.

We are subject to a full range of governmental regulation and supervision generally applicable to companies engaged in business in Chile and Argentina.  These regulations include labor laws, social security laws, public health, consumer protection and environmental laws, securities laws, and anti-trust laws.  In addition, regulations exist to ensure healthy and safe conditions in facilities for the production and distribution of beverages and sweet snacks products.

Our principal executive offices are located at Vitacura 2670, Santiago, Chile. Our telephone number in Santiago is (56-2) 427-3000, the fax number is (56-2) 427-3333 and the website is www.ccu.cl or www.ccu.cl. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19715, USA, telephone number (302) 738-6680 and fax number (302) 738-7210.

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

In September 1992, we issued 4,520,582 ADSs, each representing five shares of our common stock, in an international American Depositary Receipt, or ADR, offering.  The underlying ADSs were listed and traded on the National Association of Securities Dealers Automated Quotation National Market System, or NASDAQ, until March 25, 1999.  Since that date, the ADSs have been listed and traded on the New York Stock Exchange.

In 1994, we diversified our operations both in the domestic and international markets.  In that year, we purchased a 48.4% interest in the Chilean wine producer Viña San Pedro S.A., or VSP (today VSPT). Since

December 31, 2008, that interest amounts to 50.0%.  In November 1994, we and Buenos Aires Embotelladora S.A., or BAESA, (the PepsiCo bottler in Chile at that time) merged to create Embotelladoras Chilenas Unidas S.A., or ECUSA, for the production, bottling, distribution and marketing of soft drinks and mineral water products in Chile.  In November 1999, we purchased BAESA’s interest in ECUSA and thereafter have controlled 100% of that company.

Through Compañía Cervecerías Unidas Argentina S.A., or CCU Argentina, we began our expansion into Argentina by acquiring an interest in two Argentine breweries: 62.7% of the outstanding shares of Compañía Industrial Cervecera S.A., or CICSA, were acquired during January and February 1995 and 98.8% of the outstanding shares of Cervecería Santa Fe S.A., or CSF, were acquired in September 1995.  In 1997, CCU Argentina increased its interest in CICSA to 97.2% and in CSF to 99.9% through the purchase of minority interests.  In January 1998, we decided to merge these two breweries into one company operating under the name of CICSA.  Following the merger, CCU Argentina’s interest in CICSA was 99.2%.  In April 1998, CCU Argentina completed the purchase of the brands and assets of Cervecería Córdoba for US$8 million.  After subsequent capital increases, the last one in June 2008, our interest in CCU Argentina reached 95.9%, with Anheuser-Busch Incorporated’s, or Anheuser-Busch, interest at 4.1%.

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

To increase our presence in the premium beer segment, we acquired in November 2000 a 50% stake in Cervecería Austral S.A., located in the city of Punta Arenas, with an annual production capacity of 6.1 million liters.  Further, in May 2002, we acquired a 50% stake in Compañía Cervecera Kunstmann S.A., located in the city of Valdivia,.

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

In January 2004, we entered the sweet snacks business by means of a joint venture between our subsidiary ECUSA and Industria Nacional de Alimentos S.A, a subsidiary of Quiñenco, with a 50% interest each in Calaf S.A. (which has been renamed “Foods Compañía de Alimentos S.A.”), a corporation that acquired the trademarks, assets and know-how, among other things, of Calaf S.A.I.C. and Francisca Calaf S.A., traditional Chilean candy makers, renowned for more than a century.

In December 2006, we signed a joint venture agreement with Watt’s S.A., or Watt’s, a local fruit related company, under which we participate in equal parts in Promarca S.A., or Promarca.  This new company owns the brands “Watt’s”, “Ice Frut de Watt’s”, “Yogu Yogu” and “Shake a Shake” in Chile.  Promarca granted its subsidiaries, for an indefinite period, the exclusive licenses for the production and sale of the different product categories.  Therefore, we now participate in new product categories such as 100% fruit juices and fruit, soy and dairy based beverages.

In May 2007, Compañía Pisquera de Chile S.A. entered the rum market with our proprietary brand Sierra Morena and later, in 2008, added new rum brand extensions and introduced various pisco based  cocktails. Its most successful one, Campanario Mango Sour, is now sold in some states in the U.S. market through Wal-mart stores under the name of “Carillon Mango”.

In December 2007, we entered into an agreement with Nestlé Chile S.A. and Nestlé Waters Chile S.A., the latter of which acquired a 20% interest in our subsidiary Aguas CCU-Nestlé Chile S.A., the company through which we develop our bottled water business in Chile.  As part of this new association, Aguas CCU-Nestlé Chile S.A. introduced in 2008 the Nestlé Pure Life brand in Chile.  Nestlé had a call option to increase its ownership in Aguas CCU-Nestlé Chile S.A. by an additional 29.9%, which expired on June 5, 2009. On June 4, 2009 ECUSA received the notification from Nestlé Waters Chile S.A. exercising its irrevocable option to buy 29.9% of Aguas CCU-Nestlé Chile S.A. equity, within the scope of the association contract. The completion of the deal represented a profit before taxes for ECUSA of Ch$24,439 million. On September 30, 2009 in Extraordinary Shareholders Meetings,  Aguas CCU-Nestlé Chile S.A. (Aguas CCU) and Nestlé Waters Chile S.A. (Waters Chile) approved the merger of Waters Chile and Aguas CCU. The present shareholders of Aguas CCU-Nestlé Chile S.A. are ECUSA (50.10%),Nestlé Chile S.A. (49.401%) and Comercializadora de Productos Nestlé S.A. (0.499%).

In April 2008, we bought the Argentine brewer ICSA after receiving the approval of the Argentine antitrust authorities.  ICSA owns, among other assets, the Bieckert, Palermo and Imperial beer brands, which together represented approximately 5.8% of the Argentine beer market, and a brewery in Luján, Buenos Aires, with a nominal production capacity of 270 million liters per year.

In August 2008, FOODS Compañía de Alimentos CCU S.A. bought 50% of Alimentos Nutrabien S.A. a company specializing in muffins and other high quality home-made products. The Nutrabien brand complements our sweet snacks portfolio which includes the Calaf and Natur brands, the latter acquired in 2007. Moreover, with this acquisition we expanded the sweet snacks business from the traditional candy category to the nutritional cereal bars, cookies and muffins categories.

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

CAPITAL EXPENDITURES

The capital expenditures figures for 2008 and 2009 shown below correspond to the application of IFRS and reconcile to the Cash Flow as shown in the Consolidated Statements of Cash Flows. Our capital expenditures for 2008 and 2009 were Ch$60,685 million and Ch$57,892 million, respectively, totaling Ch$118,577 million, of which Ch$44,126 million were invested in our beer operations in Chile, Ch$16,742 million in our Argentine beer operations, Ch$32,517 million in our non-alcoholic beverages operations, Ch$7,590 million in our wine operations, Ch$2,572 million in our spirits operations and Ch$15,030 in other investments, mostly in warehouses and molds, during the years mentioned above.

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

During 2009, capital expenditures in our Chile beer division were focused principally on capacity expansion, new packaging and cranes, improvements and new equipment acquisitions and marketing assets.  In Argentina, our capital expenditures were primarily for marketing assets, new packaging and new equipment. Capital expenditures were incurred in our non-alcoholic beverage division mainly for new packaging, marketing assets and new equipment mostly dedicated to the water business.  Regarding our wine operations, the merger with Viña Tarapacá in late 2008 required several equipment optimizations; capacity improvement, new technology on irrigation, new land and new barrels were the main expenses.  In our spirit business, the completion of the facility in Ovalle, as well as environmental improvements and the equipment for the new category were the most relevant investments.

Our principal capital expenditures for the period 2008-2009 are displayed in the following table. See “Capital Expenditures Commitments” in Item 5 for the period 2010-2013.

Business Unit		2008	2009
		(Ch$ million)	(Ch$ million)
Beer Chile
	Machinery and equipment	10,532	13,165
	Packaging	6,276	6,888
	Marketing assets	3,111	1,254
	Others	1,652	1,247
	Total	21,572	22,554

Beer Argentina
	Machinery and equipment	1,519	2,023
	Packaging	3,742	2,823
	Marketing assets	2,358	569
	Others	556	3,152
	Total	8,175	8,567

Non alcoholic beverages (1)
Machinery and equipment	13,408	3,380
Packaging	4,215	4,694
Marketing assets	2,817	3,052
Others	609	341
Total	21,050	11,467

Wine
Machinery and equipment	2,680	1,126
Facility improvement	340	430
Packaging (2)	-	1,405
Others	868	742
Total	3,887	3,703

Spirits
Machinery and equipment		612
Facility de-novo/improvement	929	579
Others	349	103
Total	1.278	1.294

Other
New offices interior finishing	526	-
Warehouses	1,334	4,541
Injection and blow molds	421	3,382
Other	2,442	2,384
Total	4,723	10,307
Total	60,685	57,892

(1) Soft drinks, nectars, mineral water, purified water, sports beverages, energetic beverages and tea
(2) Barrels

Business Overview

Summary

We are mainly a diversified beverage company operating principally in Chile and Argentina.  We are the largest brewing group in Chile, the second largest brewing group in Argentina, the third largest soft drinks producer in Chile, after the two largest Coca-Cola bottlers in Chile, the largest mineral water and bottled nectar producers in Chile, the third largest wine producer in Chile, the second largest wine exporter, the second largest pisco producer in Chile and also we participate in the purified water, rum and sweet snacks industries in Chile.  Our beer and soft drink products include a wide range of proprietary, licensed and imported brands.

In 2009, we had consolidated net sales of Ch$776,544 million, of which 35.8% was accounted for by our beer sales in Chile, 17.7% by our beer sales in Argentina, 25.9% by our non-alcoholic beverages sales in Chile, 16.1% by wine sales, 5.0% by spirits sales and the remainder by sales of other products and consolidation eliminations.

Beer.  We estimate that our share of the Chilean beer market by volume was approximately 86% for the years 2007 and 2008, and 85% in 2009.  Our line of beers in Chile includes a full range of super-premium, premium, medium-priced and popular-priced brands of alcoholic and non-alcoholic beer, which are primarily marketed under seven different proprietary brands and four brand extensions. Our flagship brand, Cristal, is Chile’s best selling beer, accounting for an estimated 51% of our 2009 beer sales by volume in Chile.  We are the only brewery in Chile with a nationwide production and distribution network.  In addition, we are the exclusive producer and distributor in Chile of Heineken beer, the exclusive distributor in Chile of imported Budweiser beer and the exclusive local producer and importer of Paulaner beer.  We also distribute and produce, under license, Austral beer.

We entered the Argentine beer market in 1995 by acquiring two breweries and their brands, CICSA and CSF.  Additionally, in 1998, we bought the brands and assets of Cervecería Córdoba.  Under a joint venture agreement entered into with Anheuser-Busch in 1995, we began importing, selling and distributing Budweiser beer in Argentina in March 1996.  We began production and distribution of locally produced Budweiser beer in Argentina in December 1996 as part of our strategy to develop Budweiser as the flagship brand of our Argentine operations.  In April 2008, we bought ICSA and as a result added to our portfolio the brands Palermo, Bieckert and Imperial.  In addition, we are the exclusive producer and distributor in Argentina of Heineken brand beer and the exclusive distributor in Argentina of imported Corona, Kunstmann, Negra Modelo, Birra Moretti, Paulaner and Guinness beer brands.  Currently, we and Anheuser-Busch have 95.9% and 4.1%, respective interests, in our Argentine subsidiary, CCU Argentina.  We estimate that our market share by volume of the Argentine beer market was approximately 16% in 2007, 21% in 2008, and 22% in 2009, according to CICA.

Non alcoholic beverages.  We produce and sell carbonated soft drink, mineral water, purified water, nectar, sports and energy drinks and tea products in Chile, including our proprietary brands and brands produced under license from PepsiCo, Schweppes Holdings Ltd., Promarca and Nestlé Chile S.A..  The most relevant beverages in this segment are soft drinks: carbonated beverages, –cola and non-cola– and non carbonated beverages, mostly fruit juices in different degrees of concentration. The various types of water products are also important: mineral water – both, sparkling and still–, and purified water. We estimate that our Chilean soft drinks market share by volume, not including nectars, was approximately 19% in 2007, 19% in 2008 and 20% in 2009 and that our mineral water market share by volume was 63% in 2007, 61% in 2008 and 62% in 2009.

Wine.  We entered the Chilean wine industry in 1994 with the acquisition of a 48.4% interest in VSP (today VSPT), Chile’s third largest player in the domestic market and second largest wine exporter.  After making subsequent investments and pursuant to the merger of VSP and VT resulting in VSPT, our affiliate Inversiones CCU S.A. as of May 2010 has a 50.01% interest in VSPT. VSPT is formed by 7 different wineries in Chile, 2 in Argentina and Viña Valles de Chile, a non-consolidating subsidiary. The wine group  produces and markets a full range of wine products for both the domestic and export markets.  We believe that in 2009, VSPT’s sales by volume amounted to approximately 23% of total measured domestic industry sales by volume and 12% of Chile’s total wine export sales by volume, excluding bulk wine, according to our estimates and those of the Wineries of Chile Association. VSPT’s main vineyards are located in all main viticulture Chilean valleys, including Maipo, Curicó, Casablanca, Leyda, Colchagua, Elqui, Cachapoal and Maule valleys.  VSPT’s domestic wine products are distributed through our nationwide distribution system with dedicated sales forces in the major cities and its export products are sold in over 80 different countries through distribution agents.

Spirits.  In February 2003, we began the sale of a new product for our beverage portfolio, pisco, under the brand Ruta Norte.  Pisco is a grape spirit very popular in Chile that is produced in the northern part of the country and the southern part of Peru.  Our pisco was produced in the Elqui Valley in the IV Region of Chile and it was sold throughout the country by the beer division sales force.  In March 2005, we entered into an association with the second largest pisco producer at that time, Control.  This new joint venture was named Compañía Pisquera de Chile S.A., or CPCh, to which the companies contributed principally with assets, commercial brands and – in the case of Control – also some financial liabilities.  Currently we own 80% of Compañía Pisquera de Chile and Control owns the remaining 20%.  According to Nielsen numbers, Compañía Pisquera de Chile has 44% market share of the Chilean pisco industry.  In May 2007, we added a new spirit category, rum, through our subsidiary CPCh under the brand name Sierra Morena. We ended the year 2009 with a rum market share of 13% as per Nielsen. In 2009 CPCh introduced a new category with the brand Mistral Ice Premium Blend.

Sweet snacks. In January 2004, we entered the sweet snacks business by means of a joint venture between our subsidiary ECUSA (currently, this investment belongs to our subsidiary CCU Inversiones S.A.) and Empresas Lucchetti S.A. (currently, Industria Nacional de Alimentos S.A.), a subsidiary of Quiñenco.  Each company acquired a 50% interest in Calaf S.A. (which has been renamed “Foods Compañía de Alimentos S.A.”), a corporation that acquired the trademarks, assets and know-how, among other things, of Calaf S.A.I.C. and Francisca Calaf S.A., traditional Chilean candy makers that have been in business for more than a century. The Company bought the brand Natur in 2007 and 50% of Alimentos Nutrabien S.A. in 2008. The three brands (Calaf, Natur and Nutrabien) are consolidated in Chile and allowed us to target a variety of snacks to specific niches.  We now sell Food’s products using CCU’s network: Commercial CCU sells from Arica to Copiapó/Vallenar in the northern part of the country and from Talca/Curicó to Coyhaique in the south; Comercial Patagona sells in Punta Arenas; ECUSA’s sales and logistics platform is used in the central part of the country and as of December 2009, Foods had a 15 people dedicated sales force to serve 43 supermarkets representing 663 sales points throughout the country. This marketing structure has the capacity to reach more than 108,000 clients. Our challenge for the next development stage is to leverage our distribution and selling strengths and to search for future growth opportunities.

Distribution Network.  In Chile, we have an extensive and integrated distribution network for the sale and distribution of beer, soft drinks, mineral water, purified water, functional beverages, nectars, wine, pisco, rum and sweet snacks products with capacity to reach approximately 108,000 customers. The network includes a total of 19 owned or leased warehouses and a network of independent transportation companies handled by Transportes CCU. Sales are performed by categories dedicated sales forces and by Comercial CCU which has a sales force of approximately 307 people who sell our products to approximately 48,302 customers in the North of Chile from Arica to Copiapó/Vallenar and in the mid-south area from Curicó/Talca through Coihayque, except for Concepción City. In the far south of Chile, in Punta Arenas, Comercial Patagona does the selling for all products, reaching 733 customers. In the central parts of the country and the City of Concepción, there are dedicated sales forces that focus on single lines of products. Product distribution is carried out by Transportes CCU throughout the country or by Comercial Patagona in its territory.

In Argentina, our sales and distribution network for our beer products consists of six owned or leased warehouses, a direct sales force and 3 logistics operators reaching approximately 49,798 customers plus 45 supermarket chains (10 national and 35 regional supermarket chains) Sales are done by 2 independent bottlers in the south and north of Argentina.

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

Our Beer Business in Chile

Overview. We estimate that annual beer consumption in Chile was 602 million liters in 2009, or approximately 36 liters per capita.  The following chart shows our estimates for total and per capita consumption levels for beer in Chile for the years 2005 - 2009:

	Year	Total Sales Volume (1)	Per Capita (2)
		(millions of liters)	(liters)

	2005	481	30
	2006	550	33
	2007	573	35
	2008	603	36

	2009	602	36
(1)	Based on our sales data, competitors’ publicly available information, equity research analyst reports, imports and export data from customs authorities. Includes microbreweries sales.
(2)	Population estimated in accordance with the national census of April 2002.

We estimate that the total beer market decreased by approximately 0.2% in terms of volume sold during 2009 as compared to 2008, after growing on average 7.8% per year between 2005 and 2008. We believe that the positive growth of the beer market in the period of five years (5.8% per year on average) is the result of the actions taken by us since 2001 to increase beer consumption in Chile with new products, new packaging and by creating new occasions for consumption, in addition to positive Chilean economic conditions. The market decrease in 2009 is primarily a result of  the effects in Chile of the global financial crisis  which led to increased unemployment and consumption slowdown.

Virtually all of the beer consumed in Chile is produced by three Chilean manufacturers: us, Cervecería Chile and Cervecería Austral whose principal brands of beer in Chile are Cristal, Báltica and Austral, respectively.  According to our estimates, during 2009, we and Cervecería Chile accounted for approximately 85% and 13% of total beer sales in Chile, respectively.  In November 2000, we acquired a 50% stake in Cervecería Austral, located in the city of Punta Arenas.  This brewery has an annual nominal production capacity of 5.7 million liters and had less than 1% market share during 2009.  In October 2001, Cervecería Austral entered into a license agreement with our subsidiary, Cervecera CCU Chile Limitada, to produce and sell our brand Cristal, and also any other brand, owned by or licensed to Cervecera CCU Chile Limitada in the southern part of Chile.  During 2003, Cervecería Austral began the production and sale of our brands Cristal, Escudo and Dorada 6.0.  In May 2002, we acquired a 50% stake in Compañía Cervecera Kunstmann S.A., located in the city of Valdivia. In November 2006, we acquired additional shares of Kunstmann that allowed us to consolidate this subsidiary into our financial statements since that month. Due to the high costs of shipping beer to Chile and Chile’s returnable glass bottle system, sales of imported beer are not significant, representing an estimate of 2% of total beer industry volume in 2009.

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

Beer Production and Marketing in Chile.  The production, marketing and sales of beer in Chile are our principal activities, generating net sales of Ch$270,058 million, and Ch$278,170 million or 38% and 35.8% of our total net sales in 2008 and 2009, respectively.  Our sales of beer by volume in Chile decreased 1.9% in 2009 primarily as a result of the global financial crisis experienced in 2009.

The following table shows our proprietary brands, brands produced under license and brands imported under license for the Chilean market:

Super-Premium	Premium	Special	Popular-priced
beer brands	beer brands	beer brands	beer brands

Royal Guard	Cristal	Lemon Stones	Dorada 6.0
Royal Light	Cristal Black Lager
Heineken (1)	Cristal Cer0,0°
Budweiser (2)	Escudo
Paulaner (1)	Morenita
Austral (1)
Kunstmann
(1) Produced under license
(2) Imported

Cristal is our principal and best selling beer brand in Chile. Cristal Black Lager is a brand extension of Cristal, which was launched in April 2007. Cristal Cer0,0° was introduced in December 2008 and it is an alcohol free beer with regular beer-like taste.  Escudo, Chile’s second most popular beer, is targeted to young-adult consumers.  Royal Guard is our single, proprietary, super-premium brand. Royal Light is a light beer extension of the Royal Guard line and contains a lower alcohol content.  Morenita is a dark beer and Dorada 6.0 is a discount brand.  Lemon Stones is a lemon flavored sweetened beer, with 2.5% alcohol content.

During 2008, we exported 0.5 million liters of beer from Chile.  Although we continually explore export opportunities, we do not expect beer exports to be a significant source of sales in the future since our primary focus is on the Chilean domestic market.

On April 28, 2003, we, through our subsidiaries Cervecera CCU Chile Limitada and Compañía Cervecerías Unidas Argentina S.A., and Heineken Brouwerijen B.V. signed license and technical assistance agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina commencing June 18, 2003.  These agreements have an initial term of 10 years beginning in June 2003, renewable for subsequent periods of five years.  Heineken beer is the leading brand in the super-premium segment, the beer segment with the highest growth in Chile in recent years.

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

Our beer products sold in Chile are bottled or packaged in returnable and non-returnable bottles, aluminum cans or stainless steel kegs at our production facilities in the Chilean cities of Santiago and Temuco, and in  Antofagasta until July 2009.  During 2007, 2008 and 2009, we sold our beer products in Chile in the following packaging formats:

Percentage of Total Beer Products Sold

Container	2007	2008	2009

Returnable (1)	61%	60%	59%
Non-Returnable (2)	34%	35%	37%
Returnable Kegs (3)	5%	5%	4%

Total	100%	100%	100%

(1)	Returnable beer containers include glass bottles of various sizes.
(2)	Non-Returnable beer containers include bottles and aluminum cans, both of assorted sizes.
(3)	Returnable kegs are stainless steel containers, which have a capacity of 20, 30 and 50 liters.

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

•         wholesalers; and

•         supermarket chains.

In 2007, 2008 and 2009, the percentage mix of the above distribution channels for our beer products in Chile was as follows:

Percentage of Total Beer Products Sold

Distribution Channels	2007	2008	2009

Off-premise retail	37%	39%	39%
On-premise retail	18%	18%	17%
Wholesalers	20%	20%	20%
Supermarkets	25%	24%	24%
Total	100%	100%	100%

As of December 31, 2009, we had more than 38,000 customers in Chile for our beer products, none of which accounted for more than 2% of our total beer sales by volume, with the exception of two large supermarket chains that represented a combined total of 13%.  During 2009, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains. We do not maintain any long-term contractual arrangements for the sale of beer with any of our customers in Chile.

The following table sets forth our beer sales volume in Chile, by category, during each of the last five years:

Category	2005	2006	2007	2008	2009
	(in millions of liters)
Super-Premium	34.3	37.8	46.2	55.6	59.2
Premium	358.6	403.2	418.8	432.8	420.0
Special	7.2	6.0	5.5	6.2	5.8
Medium-Priced	0.0	0.0	0.0	0.0	0.0
Popular-Priced	17.0	23.8	20.7	22.1	22.2
Total	417.0	470.8	491.1	516.8	507.2

The above figures do not include export sales to third parties, which amounted to 3.2, 0.5 and 1.5 million liters in 2007, 2008 and 2009 respectively.

The average price per liter to our customers for beer products in Chile increased from an average of Ch$517.88 in 2008 to Ch$548.96 in 2009 or 6%.

Our beer production in 2009 was centralized in the Santiago and Temuco plants in addition to the bottling facility in Antofagasta where we bottled beer until July 2009.  The Temuco plant commenced production in November 1999, replacing the closed Concepción and Osorno plants. For a more detailed discussion of our capital expenditure program, see “– History and Development of the Company – Capital Expenditures”.

Raw Materials and other Supplies. The principal raw materials used in our production of beer are malt, rice, water and hops.  We obtain our supply of malt from local producers and in the international market. In 2007, we renewed and signed long-term contracts with local producers for approximately 40% of our requirements.  The balance for 2010 is expected to continue to be imported, from Argentina and Uruguay.  During 2009, we received 36,000 tons of malt from Argentina and Germany, representing 100% of our imports.  Rice is obtained from local and international suppliers in spot transactions and/or annual contract agreements.  We pre-treat rice in order to ensure that it meets our standards of quality.  We import hops mainly pursuant to contracts with international suppliers, in the United States, which permit us to secure supplies for periods of up to four years.

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

We generally purchase all of the glass bottles used in packaging our beer from the major national glass supplier in Chile, Cristalerías Chile S.A. under one-year agreements.  In addition, other sources, principally in Argentina, can be used when price and delivery terms are favorable.  During 2009, all of our requirements for aluminum cans were purchased from a local supplier, Rexam Chile S.A., formerly Latasa Chile S.A., but if price and delivery conditions are favorable, cans can be imported.  Our kegs used for draft beer, are purchased from various suppliers outside Chile.  We obtain the labels for our beer products principally from local suppliers. Plastic caps are principally purchased from two suppliers in Chile. Crowns are currently imported from Brazil and Mexico after our local supplier went out of business.

Prices of principal raw materials used in beer production in Chile are tied to the U.S. dollar and have varied in Chilean pesos because of general commodity price increases in international markets as well as for the variation of the Chilean peso against the U.S. dollar. From time to time, prices of agricultural products vary depending on demand and supply factors.

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

After production, bottling and packaging, our beer is either stored at one of the three production facilities or transported to a network of 19 warehouses which are located throughout Chile and are either owned or leased by us.  Beer products are generally shipped from the region of production to the closest warehouse, allowing us to minimize our transportation and delivery costs.

During 2009, we had a dedicated sales force of approximately 192 salesmen, responsible for our sales of beer and other products in the territories not covered by Comercial CCU or Comercial Patagona. This sales force uses a pre-sell system, like the rest of CCU’s sales platform, and covers approximately 23,145 clients and 30 supermarket chains representing 564 points of sales.

Our customers make payment for our products either in cash at the time of delivery or in accordance with one of various credit arrangements.  Payment on credit sales for beer is generally due 24 days from the date of delivery. Credit sales accounted for 29% of our beer sales in Chile in each of the years 2007, 2008 and 2009. Losses on credit sales of beer in Chile have not been significant.

Beginning in October 2001, all of the warehouses and transportation companies used to store and deliver all our products, are managed on a consolidated basis by our subsidiary Transportes CCU Ltda.

Seasonality.  As a result of the seasonality of the beer industry, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth calendar quarters (i.e., those months corresponding to the holidays as well as the summer vacation season in Chile).

The following table shows our annual sales volume of beer in Chile, excluding exports, by quarter in 2007, 2008 and 2009:

Year	Quarter	Sales Volume	% of Annual
		(millions of liters)	Sales Volume
2007	1st quarter	145.1	29.6
	2nd quarter	88.1	17.9
	3rd quarter	100.7	20.5
	4th quarter	157.2	32.0
	Total	491.1	100.0

2008	1st quarter	156.9	30.4
	2nd quarter	91.2	17.7
	3rd quarter	107.3	20.8
	4th quarter	161.4	31.2
	Total	516.8	100.0

2009	1st quarter	150.7	29.7
	2nd quarter	94.7	18.7
	3rd quarter	102.2	20.1
	4th quarter	159.6	31.5
	Total	507.2	100.0

Geographical Markets.  Our main beer production facility is located in Santiago. Santiago and the surrounding areas (referred to as the Metropolitan Region) account for approximately 40% of the population of Chile and accounted for approximately 37% of our beer sales by volume in 2009.  We also have one additional beer production facility (Temuco) located outside the Santiago metropolitan area. Until July 2009 we also operated a bottling facility in Antofagasta. Virtually all of our brands are distributed to customers located within the geographic areas of the corresponding production facilities.

Competition.  Our principal competitor in the beer business is Cervecería Chile (a subsidiary of Anheuser Busch InBev), which commenced operations in Chile during the second half of 1991, resulting in a loss of market share for us.  Nevertheless, after experiencing a market share low of 86% in both 1994 and 1995, we were able to recapture our lost market share, reaching 90% market share in 2004.  However, in 2005, Cervecería Chile launched a new product which negatively affected our market share, and in 2006, we had 86% market share which we maintained until 2008, and in 2009 dropped slightly to 85%.

Our estimated share of the Chilean beer market over the last five years is as follows:

Year	Our Chilean Market Share for Beer (*)

2005	87%
2006	86%
2007	86%
2008	86%

2009	85%
(*) Considers beer sold directly by Austral and Kunstmann

Our competitor, Cervecería Chile has one production facility located in Santiago and distributes its products throughout the country.  Cervecería Chile uses third party distributors in Region I in the north, and from the city of Castro in the Region X to the south.  We estimate that the sales of Cervecería Chile’s brands of beer by volume accounted for approximately 12% of total beer sales in 2007 and 2008, and 13% in 2009.  We estimate that Cervecería Chile has an annual production capacity of approximately 105 million liters which represents approximately 15% of our annual nominal production capacity in Chile.

Due to the high cost of shipping beer to Chile and the competitive advantage inherent to domestic producers as a result of Chile’s returnable glass bottle system, imported beer is not a significant component of the Chilean beer market.  We estimate that imports and microbreweries accounted for less than 3% of total beer sales by volume during 2009.

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

In December 1995, we entered into a joint venture agreement pursuant to which Anheuser-Busch acquired a 4.4% interest in CCU Argentina.  The agreement involved two kinds of contracts: an investment and a licensing contract.  Under the investment contract, Anheuser-Busch had an option, which expired in 2005, to increase its interest in CCU Argentina to 20%.  The licensing contract has a duration of 20 years and grants

CCU Argentina the exclusive right to produce, package, market, sell and distribute Budweiser beer in Argentina and Uruguay.  In June 2008, after the last capital expansion, Anheuser-Busch reduced its interest in CCU Argentina to 4.1% and we increased our participation to 95.9%.

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

The Argentine Beer Market.  The Argentine beer market is estimated by us to be almost three times the size of Chile’s.  Traditionally, beer and wine have been the principal alcoholic beverages consumed in the country. We estimate that annual beer consumption in Argentina was 1,719 million liters, or approximately 43 liters per capita in 2009.

The table below sets forth our estimates of beer consumption in Argentina during each of the last five years:

Year	Volume	Per Capita (*)
	(in millions of liters)	(liters)
2005	1,389	36
2006	1,472	38
2007	1,571	40
2008	1,716	43

2009	1,719	43
(*) Population estimated based on Argentina’s national census of 2001.

We estimate that total beer consumption in Argentina increased at a four-year compounded annual growth rate of 5.4% between 2005 and 2009.  During 2009, the Argentine beer market increased 0.2%, due to a lower economic activity and the consequent slowdown in consumption.

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

Beer Production and Marketing in Argentina.  Our beer operation in Argentina generated net sales of Ch$115,187 million and Ch$137,296 million representing 16.2% and 17.7% of our total net sales in 2008 and 2009, respectively.  The increases during this period were the result of higher prices and volumes, as a consequence of a favorable economic environment in Argentina.

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
Negra Modelo (2)
Paulaner (2)
Imperial
Kunstmann (2)
Birra Moretti (2)

Otro Mundo
(1) Produced under license
(2) Imported

Schneider is our principal proprietary brand in Argentina, accounting for 23.4% of our Argentine sales volume in 2009.  We began local production of Budweiser brand beer in December 1996.  Budweiser beer represented 26.8% of our Argentine sales volume in 2009.  Since February 2002, our Budweiser one-liter returnable bottle, the main format in the market, has been priced at the same level as the leading brand in the market. According to Nielsen, during 2009 the price was 3 to 5% higher than the market leading brand.  In June 2003, we began selling locally produced Heineken beer. Our Schneider brand is sold in three varieties, regular lager, dark and Schneider Fuerte 6.0°, a brand extension with 6.0% of alcohol; the Salta brand is sold in regular and dark varieties, and the Santa Fe and Córdoba brands are sold only as regular lager. During 1997, we began to import Guinness beer from Ireland, making Argentina the only country in South America where Guinness draught is sold.  During 2001, we began importing Corona beer from Mexico, and during 2005 and 2007, we also began importing Negra Modelo beer from Mexico and Paulaner beer from Germany. In April 2008 we bought the brands Imperial, Palermo and Bieckert along with the production facility in Luján. In 2009 we introduced Otro Mundo and the imported Birra Moretti. During 2009, we exported 15.9 million liters of beer from Argentina to third countries, representing 4.1% of CCU Argentina’s beer sales volume.

Our beer products are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans, or stainless steel kegs at our production facilities.  During 2007, 2008 and 2009, we sold our beer products in Argentina in the following packaging formats:

Percentage of Total Beer Products Sold

Container	2007	2008	2009

Returnable (1)	85%	89%	89%
Non-Returnable (2)	13%	10%	10%
Returnable Kegs (3)	2%	1%	1%

Total	100%	100%	100%
(1)	Returnable beer containers include glass bottles of various sizes.
(2)	Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.
(3)	Returnable kegs refer to stainless steel containers in assorted sizes.

In Argentina, though most beer is sold to wholesalers, we also sell our products to retailers and supermarket chains. In 2007, 2008 and 2009, the percentage mix of the above distribution channels for our beer products in Argentina was as follows:

Percentage of Total Beer Products Sold

Distribution Channels	2007	2008	2009

Wholesalers	76%	74%	66%
Retailers	14%	13%	19%
Supermarkets	10%	13%	15%
Total	100%	100%	100%

In 2009, we sold directly to approximately 49,798 customers in Argentina, none of which individually accounted for more than 3% of our total beer sales by volume, with the exception of two large distributors that represented a combined total of 20%. In total, we have 158,000 sales’s points covered by our direct and indirect sales force.

The following table sets forth our beer sales volume in Argentina by category during each of the last five years, including exports to third countries:

Category	2005	2006	2007	2008	2009
	(in millions of liters)
Super-premium	25.7	30.8	38.3	50.5	59.7
Premium	85.8	96.2	109.5	127.1	148.1
Medium-priced	106.3	104.6	104.6	106.8	106.0
Popular-priced	2.5	1.8	1.1	81.7	77.8
Total	220.2	233.4	253.5	366.1	391.6

The average price in Chilean pesos, to our customers for our beer products in Argentina increased 15.1% in 2009, from Ch$297 per liter in 2008 to Ch$342 per liter in 2009. The increase in average prices is primarily explained by a higher participation of super-premium and premium brands in the sales mix and by currency conversion effects.

The license agreement between CCU Argentina and Anheuser-Busch, which provides CCU Argentina with the exclusive right to produce, package, market, sell and distribute Budweiser beer in Argentina and Uruguay, had an initial term of 20 years commencing in December 1995, which in March 2008, was extended to December 2025.  Among other things, the license agreement includes provisions for both technical and marketing assistance from Anheuser-Busch.  Under the license agreement, CCU Argentina is obligated to purchase certain raw materials from Anheuser-Busch or from suppliers approved by Anheuser-Busch.  CCU Argentina cannot produce, package, sell or distribute within Argentina any North American beer, other than Budweiser beer, without the prior written consent of Anheuser-Busch.  We began distribution of our locally produced Budweiser in December 1996.  See “– Sales, Transportation and Distribution”.  In addition, the license agreement is subject to certain specified market share targets and marketing expenditures.  During the third quarter 2000, we and Anheuser-Busch signed an export agreement to supply Budweiser from Argentina to Paraguay, Chile and Brazil.  In August 2003, the license agreement was modified, with regard to certain targets, to adjust it to the current economic situation of the Argentine market.  See “Item 3: Risk Factors”.

On April 28, 2003, CCU Argentina and Heineken Brouwerijen B.V., a subsidiary of Heineken International B.V., signed license and technical assistance agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Argentina commencing June 18, 2003.  These agreements have an initial term of 10 years beginning in June 2003, renewable for subsequent periods of five years.  Heineken beer is the second brand in the super-premium segment in Argentina.

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

Raw Materials and other Supplies. The principal raw materials used in the production of our beer products in Argentina are malt, corn syrup, rice, water and hops.  During 2009, we continued obtaining malt and rice from regional suppliers, benefiting from lower costs as compared to imported materials.  We obtain rice from suppliers in Argentina and Uruguay, and malt and corn syrup from suppliers in Argentina.

Other raw materials are obtained from local and international suppliers in spot transactions and/or annual contracts.  All purchased raw materials are tested in order to ensure that they meet our standards of quality.

Water is essential in the production of beer.  Our operation in Salta obtains all of its water from wells located at its plant, and the Santa Fe operation obtains all of its water from the Paraná river. The Luján operation obtains its water from the Napa Puelche., an underground sheet of water. The water is treated at facilities located at our plants to remove impurities and adjust the characteristics of the water before it is used in the production process.

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

We generally purchase all of our glass bottles from the major national glass supplier in Argentina, Rigolleau/Cattorini, and from Saint Gobain in Brazil.  During 2009, all of our requirements for aluminum cans were purchased from a local supplier, Rexam Argentina S.A. Kegs used for draft beer are purchased from various suppliers in Europe.  Plastic storage and carrying crates, as well as the labels for beer products and crowns, are obtained from local and international suppliers.

Prices of principal raw materials used in beer production in Argentina have decreased in dollar terms. However, from time to time, prices of agricultural products vary depending on demand and supply factors.

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

Most of our beer in Argentina is sold and distributed through third party sales and distribution chains in the regions surrounding the cities of Santa Fe, Salta, Córdoba, Rosario and Buenos Aires.  In recent years, we reduced the number of our distributors and replaced some of them by larger ones, among which there are currently three bottlers, one in the south, another one in the north and the third one in the northeastern regions of Argentina.  As of December 31, 2009, we had a direct sales force which sold our beer products to approximately 49,798 customers within the Salta, Santa Fe, Córdoba, Rosario, the Federal Capital and its outlying metropolitan area, in addition to 45 regional and national supermarket chains throughout the country.

Our Argentine beer customers either make payments for our products in cash at the time of delivery or through one of our various credit arrangements.  Payment on credit sales is currently due 7 days from the date of delivery to wholesalers, and an average of 60 days of delivery to supermarkets. Credit sales accounted for 61%, 64% and 62% of our beer sales in Argentina in 2007, 2008 and 2009, respectively.  Losses on credit sales of beer in Argentina have not been significant.

Seasonality.  As a result of the seasonality of the beer industry, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth quarters (i.e., those months corresponding to the summer and holiday seasons in Argentina).The following table shows the annual sales volume of beer in Argentina, including exports, during each quarter in 2007, 2008 and 2009:

Year	Quarter	Sales Volume	% of Annual
		(millions of liters)	Sales Volume
2007	1st quarter	76.4	28.1
	2nd quarter	50.2	18.4
	3rd quarter	54.5	20.0
	4th quarter	91.2	33.5
	Total	272.2	100.0

2008	1st quarter(1)	103.5	28.3
	2nd quarter	72.2	19.7
	3rd quarter	72.9	19.9
	4th quarter	117.5	32.1
	Total	366.1	100.0

2009	1st quarter	112.4	28.7
	2nd quarter	75.3	19.2
	3rd quarter	78.4	20.0
	4th quarter	125.5	32.1
	Total	391.6	100.0
(1) For comparison purposes we are showing ICSA sales in the first quarter.

Geographical Markets.  Our beer production facilities in Argentina are located in Santa Fe, Salta and Luján.  Santa Fe and its surrounding areas account for approximately 8.2% of the population of Argentina and for approximately 10.8% of total beer sales of CCU Argentina by volume in 2009. The region surrounding and including the cities of Salta and Jujuy account for approximately 4.9% of the population of Argentina and for approximately 6.7% of total beer sales of CCU Argentina by volume in 2009. The region surrounding and including the city of Córdoba accounts for approximately 8.5% of the Argentine population and represents approximately 9.9% of CCU Argentina’s sales by volume. Lastly, the province of Buenos Aires accounts for approximately 44.6% of the population of Argentina and for approximately 34.2% of total beer sales of CCU Argentina by volume in 2009.

Competition.  Since 2003, after the agreement between Quilmes and AmBev, the Argentine beer market consisted of three principal brewing groups: AmBev-Quilmes, us and  Warsteiner.  The principal proprietary brands of these companies are Quilmes, Schneider and Isenbeck, respectively.  In December 2006, ICSA, a new competitor, entered the Argentine beer market.  ICSA began its operations at the former AmBev brewery in Luján producing three beer brands: Palermo, Bieckert and Imperial, which had previously belonged to Quilmes.  These assets were sold by AmBev-Quilmes in response to requirements of the antitrust authorities in Argentina.  According to the information made public by our competitors and our estimates for Isenbeck, the different brewing groups had the following market shares in 2009: AmBev-Quilmes, 75%; us, 22%; and Warsteiner, 3%.

The following table shows our market share in the Argentine market over the past five years:

Our Argentine Market Share for Beer

Year	Estimated Market Share

2005	16%
2006	16%
2007	16%
2008	21%
2009	22%

Source: CICSA

Quilmes, the beer market leader in Argentina and our principal competitor, also has beer operations in Chile, Paraguay, Uruguay and Bolivia.  In February 1997, Quilmes purchased Bieckert in Argentina, and, as a result of that acquisition, increased its production capacity by approximately 170 million liters, increasing its market share by an estimated 4.9%.  As of December 31, 2009, Quilmes had five breweries in Argentina with an estimated total annual production capacity of 1.2 billion liters.  Quilmes’ large size enables it to benefit from economies of scale in the production and distribution of beer throughout Argentina.

We estimate that Quilmes’ average market share in 2009 decreased to 75% from 82% market share in late 1994.  At that time, Companhia Cervejaria Brahma, one of the two largest beer producers in Brazil, commenced production at its new brewery in Luján, near Buenos Aires.  In addition, Warsteiner, a large German brewer, commenced production at its new brewery in Zárate, also near Buenos Aires, with an annual production capacity estimated to be approximately 140 million liters.  Prior to commencing production in Argentina, Companhia Cervejaria Brahma and Warsteiner competed in the Argentine market with imported beer.  The other competitor, Galicia, has one plant with a total annual capacity of approximately 17 million liters.  In July 1999, the merger of Companhia Cervejaria Brahma and Companhia Antarctica Paulista was announced, creating AmBev.  This merger was finally approved in March 2000, creating one of the largest beverage producers in the world.

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

Due to the high cost of shipping beer to Argentina and the competitive advantage inherent to domestic producers as a result of Argentina’s returnable glass bottle system, we estimate that imported beer sales accounted for less than 1% of the total sales volume in 2009.

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

Our Non-Alcoholic Beverage Business

Overview.  We have produced and sold soft drinks in Chile since 1902.  Prior to November 1994, we independently produced, bottled and distributed carbonated and non-carbonated soft drinks in Chile.  Our line of soft drink products included our own proprietary brands, in addition to brands produced under license from Cadbury Schweppes plc. (currently Crush, Crush Light, Canada Dry Agua Tónica, Canada Dry Agua Tónica Light, Canada Dry Ginger Ale, Canada Dry Ginger Ale Light, Canada Dry Limón Soda and Canada Dry Limón Soda Light) and from PepsiCo ( currently Pepsi, Pepsi Light, 7Up, 7Up light and Mirinda).   Under a similar licensing arrangement with Watt’s, a local fruit related company, we bottled and distributed Watt’s nectar products in Chile from 1987 until December 2006. At present Promarca S.A., owned by us and Watt’s 50-50%, is the owner of the brand and we produce, bottle and distribute nectar products in bottles under Promarca’s license. We have been in the bottled water business since 1960, and since December 2007 this business is conducted by Aguas CCU-Nestlé Chile S.A., which since June 2009 is 50.1% owned by us and 49.9% owned directly or indirectly by Nestlé Chile S.A. Under our two proprietary brand names, Cachantun and Porvenir, we bottled and nationally distribute mineral water from our own two natural sources located within the central region of Chile. In September 2008 we added to our brand Glacier the brand Nestlé Pure Life, a purified water of the highest quality standards produced and distributed under the license of Nestlé Chile S.A.. We distribute the imported brand Perrier. We also produce, bottle and/or distribute sports drinks (Gatorade and imported Propel) and tea (Lipton) under the license of PepsiCo and our own brand energy drinks (Kem Extreme) as well as PepsiCo’s licenced one (imported SoBe Adrenaline Rush).

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

The Chilean Non-Alcoholic Beverage Market.  Commercial soft drink production was first established in Chile by us in 1902, and mineral water production began in 1960.  In 2009, we estimate that annual carbonated soft drinks consumption in Chile was 1,953 million liters or approximately 115 liters per capita.  We estimate that consumption of fruit nectars and juices was 291 million liters or approximately 17 liters per capita, in 2009.  We also estimate that consumption of mineral water, including both carbonated and non-carbonated, was 183 million liters or approximately 10.8 liters per capita, in 2009. Purified Water per capita consumption is estimated to be 7.6 liters with a total consumption of 129 millions of liters.

The soft drink market in Chile consists of both carbonated and non-carbonated beverages.  The principal types of carbonated beverages are colas and non-colas.  The principal non-carbonated beverages are fruit nectars and fruit juices, which are estimated to have accounted for approximately 18% of our total non-alcoholic beverage sales by revenues in 2009.

The table below sets forth our estimates of total and per capita carbonated soft drinks, fruit nectars and mineral water sales in Chile during each of the last five years:

		Soft Drink and Water Sales
		Volume (1)			Liters Per Capita (2)
		(millions of liters)

	Carbonated		Mineral		Carbonated		Mineral
Year	Soft Drinks	Nectars (3)	Water	Total	Soft Drinks	Nectars (3)	Water	Total
2005	1,750	185	169	2,104	108	11	10	129
2006	1,866	223	169	2,257	114	14	10	137
2007	1,940	255	174	2,369	117	15	10	143
2008	1,989	286	186	2,461	119	17	11	147
2009	1,953	291	183	2,427	115	17	11	143
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

The following table sets forth our estimates as to the percentage of total carbonated soft drinks production in Chile, represented by each of the two principal categories of carbonated soft drinks during the last three years:

Type	2007	2008	2009

Colas	58%	58%	58%
Non-colas	42%	42%	42%
Total	100%	100%	100%

Since the creation of the ECUSA joint venture in November 1994, the two main soft drinks producer groups in Chile have been (i) the licensees of The Coca-Cola Company (consisting of three companies with 13 bottling plants) and (ii) us.  Since August 1998, private labels had an increasing participation in the industry which declined in time and represented 2% of the total carbonated soft drink sales in Chile in 2009.  Distribution of these brands is concentrated in the supermarket channel where they constituted a 7% market share in 2009.  Additionally, discount brand producers have entered the market and represented 6% of the soft drinks market in 2009.  Due to the strong presence of local producers, the high cost of transportation and the existing returnable bottle system that accounts for a large portion of soft drink sales volume, we believe that there is no significant market for imported soft drinks in Chile, which were estimated to represent less than 1% of all soft drinks sales by volume in 2009.

The bottled water market in Chile is comprised of both carbonated and non-carbonated water, mineral water, and purified water.  As with the soft drink market, approximately 93% of all mineral water in Chile is processed and marketed by two entities, us and Vital Aguas S.A., a subsidiary of the three licensees companies of The Coca-Cola Company in Chile.  Our mineral water products have been produced by ECUSA since November 1994. We have approximately 8% participation in the purified water market segment in 2009, after introducing Nestlé Pure Life at the end of September 2008.

Wholesale and retail prices of both soft drinks and water products are not regulated in Chile.  We believe that the key factors determining retailers’ prices include any national and/or local price promotions offered by the manufacturer, the nature of product consumption (on-premise or take-out), the type of product packaging (returnable or non-returnable), the applicable tax structure, the desired profit margins and the geographical location of the retailer.

Our Non-alcoholic Beverage  Production and Marketing in Chile.  Our soft drinks, nectar and water production and marketing in Chile generated net sales of Ch$187,071 million and Ch$201,512 million, or 26.3% and 25.9% of our total net sales, in 2008 and 2009, respectively.

The following table shows the soft drink and mineral water brands produced and/or sold by us through ECUSA during 2009:

Brand	Product	Category	Affiliation(1)

Bilz	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Bilz Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem Piña	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem Xtreme	Soft Drink	Functional	CCU Proprietary
Slice by Kem	Soft Drink	Non-Cola	CCU and PepsiCo
Nobis	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Canada Dry Ginger Ale	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Ginger Ale Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Agua Tónica	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Agua Tónica Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Limón Soda	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Limón Soda Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Crush	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Crush Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Pepsi	Soft Drink	Cola Licensed	PepsiCo
Pepsi Light	Soft Drink	Cola Licensed	PepsiCo
Seven-Up	Soft Drink	Non-Cola Licensed	PepsiCo
Seven-Up Light	Soft Drink	Non-Cola Licensed	PepsiCo
Lipton Ice Tea	Ice Tea	Non-Cola Licensed	PepsiCo
Mirinda	Soft Drink	Non-Cola Licensed	PepsiCo
Gatorade	Isotonic	Functional	PepsiCo
Propel	Isotonic	Functional	Pepsico
SoBe Adrenaline Rush	Energy	Functional	PepsiCo
Watt’s	Nectars	Licensed	Promarca
Watt’s Light	Nectars	Licensed	Promarca
Watt’s Ice Frut	Nectars	Licensed	Promarca
Watt´s Soya	Nectars	Licensed	Promarca
Watt’s Kids	Nectars	Licensed	Promarca
Cachantun	Mineral Water	Proprietary	Aguas CCU-Nestlé
Cachantun O2	Mineral Water	Functional	Aguas CCU-Nestlé
Mas de Cachantun	Mineral Water	Proprietary	Aguas CCU-Nestlé
Mas Woman	Mineral Water	Proprietary	Águas CCU-Nestlé
Porvenir	Mineral Water	Proprietary	Aguas CCU-Nestlé
Perrier	Mineral Water	Licensed	Nestlé Waters M&D
Glacier	Purified Water	Proprietary	Aguas CCU-Nestlé
Nestlé Pure Life	Purified Water	Licensed	Nestlé S.A.&others

(1) NOTE: CCU owns directly or indirectly 50% of Promarca S.A. and 50.1% of Aguas CCU-Nestlé Chile S.A.

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

Likewise, in March 2006, a new exclusive bottling agreement was executed between ECUSA and Stokely Van-Camp, Inc., a subsidiary of PepsiCo, Inc., authorizing ECUSA to bottle, sell and distribute Gatorade products in Chile, for an initial term ending on March 31, 2010, automatically renewable for successive two or three-year periods if certain conditions set forth in the contract are met.  In August 2002, we began importing, selling and distributing Gatorade, the world’s number one isotonic drink.  Since October 2006, we have been producing Gatorade locally. In May 2008 we began importing, selling and distributing Propel, a low calorie sports drink targeted for women.

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

In June 2003, we entered into the purified water business with our proprietary brand Glacier, increasing our water selection and reaching a larger amount of population with a more affordable product. The consumption of this product is currently concentrated in Antofagasta.

In October 2004, we relaunched Nobis, a traditional proprietary soft drink brand, to be used strategically against discount brands.

In February 2005, we launched a new Cachantun product, under the trademark Mas, a sugar free product made of mineral water, calcium and citric flavor, creating a new category of flavored water.

In December 2007, we entered into an agreement with Nestlé Chile S.A. and Nestlé Waters Chile S.A., the latter of which acquired a 20% interest in our subsidiary Aguas CCU-Nestlé Chile S.A., the company that owns the assets through which we develop our bottled water business in Chile.  As part of this new association, Aguas CCU-Nestlé Chile S.A. produces and sells the Nestlé Pure Life brand in Chile under a license contract of the same date, with an initial term of five years, renewable for successive periods of five years if certain conditions are met.  Nestlé had a call option to increase its ownership in Aguas CCU-Nestlé Chile S.A. by an additional 29.9%, which expired on June 5, 2009. On June 4, 2009 ECUSA received the notification from Nestlé Waters Chile S.A. exercising its irrevocable option to buy 29.9% of Aguas CCU-Nestlé Chile S.A. equity, within the scope of the association contract. Since the materialization of the sale, ECUSA holds 50.1% of the participation in Aguas CCU-Nestlé Chile S.A..CCU owns directly or indirectly 99.94% of ECUSA’s equity.

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

During 2007, 2008 and 2009, we sold our soft drink and water products in the following packaging formats:

	Soft Drinks and Nectars				Water
Container	2007	2008	2009	2007	2008	2009
Returnable (1)	38%	35%	36%	6%	6%	12%
Non-Returnable (2)	60%	63%	62%	94%	94%	88%
“Post-Mix” (3)	2%	2%	2%	-	-	-
Total	100%	100%	100%	100%	100%	100%
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

•         wholesalers; and

•         supermarket chains.

In 2007, 2008 and 2009, the percentage mix of the above distribution channels for our soft drinks, nectars and mineral water products in Chile was as follows:

	Percentage of Total Soft Drinks and
		Water Products Sold
Distribution Channels	2007	2008	2009
Off-premise retail	41%	44%	42%
On-premise retail	14%	15%	15%
Wholesalers	11%	10%	10%
Supermarkets	34%	31%	33%
Total	100%	100%	100%

During 2009, we had no single customer that accounted for more than 2% of our sales by volume, with the exception of four large supermarket chains that represented a combined total of 32%. During 2009, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains.  We do not maintain any long-term contractual arrangements for the sale of soft drinks and/or water with any of our customers.

The following table shows the sales volume of our soft drinks and water by category during each of the last three years (millions of liters):

Category	2007	2008	2009
Colas
Licensed	66.8	73.9	84.0
Non-colas
Proprietary	166.0	178.5	184.6
Licensed	131.9	135.1	130.0
Nectars- Licensed	65.8	70.7	78.5

Soft Drinks Total	430.5	458.1	477.1
Mineral Water
Proprietary	110.4	114.4	113.6
Licensed	-	-	-
Purified Water
Proprietary	4.0	5.1	5.1
Licensed			4.2
Total Water	114.4	119.5	122.9
Total	544.8	577.7	600.0

The following table shows the sales volume of our soft drinks (carbonated and non-carbonated) by affiliation during each of the last three years (millions of liters):

Affiliation	2007	2008	2009
Proprietary (1)	166.0	178.5	184.6
Schweppes	119.5	120.7	115.3
PepsiCo	79.2	88.2	98.7
Promarca (2)	65.8	70.7	78.5
Total	430.5	458.1	477.1

(1) As of December 2009 we own 50.1% of the rights to all the water brands held through the affiliate Aguas CCU-Nestlé Chile S.A.
(2) As of December 2009, we own 50% of the rights to the Watt’s brand, currently held through our affiliate Promarca S.A

The average price per liter to our customers for non-alcoholic products increased 3.7%, from an average of Ch$326.0 in 2008 to Ch$338.2 in 2009.  The four-year compounded annual growth rate increased 0.4%.  For water products, the average price per liter increased from an average of Ch$277.6 in 2008 to Ch$291.0 in 2009, for nectars the increase was from Ch$445.2 in 2008 to Ch$454.9 in 2009 and for soft drinks, it increased from Ch$391.2 in 2008 to Ch$329.7 in 2009.

Raw Materials and other supplies.  The principal raw materials used in the production of non-alcoholic beverages are water, sugar, flavoring concentrates and in the case of carbonated products, carbon dioxide gas.  We generally purchase our sugar requirements from Empresas Iansa S.A., the sole producer of sugar in Chile, and from imports.  We purchase flavoring concentrates for our licensed soft drink brands from the respective licensing companies.  See “– Our Soft Drinks and Mineral Water Production and Marketing in Chile”.  Flavoring concentrates for our proprietary brands are purchased from third party suppliers in Chile and Germany, which manufacture the concentrates under contract with us.  We obtain carbon dioxide gas from local suppliers in Chile.

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

We generally purchase all of the glass bottles used in packaging soft drinks and mineral water from the major supplier in Chile, Cristalerías Chile.  Other sources, principally in Argentina, Peru and Colombia, can be used when price and delivery terms are favorable; however, no significant purchases were made in either of these countries during 2008.  While aluminum cans used in packaging our soft drinks are generally purchased from a local supplier, we manufacture most of our own plastic returnable and non-returnable bottles from imported polyethylene terephthalate resins, or PET, which we purchase from various suppliers.  See “– Our Other Businesses”. We obtain the labels for our soft drinks and water products principally from local suppliers. Crowns are currently imported from Brazil and Mexico after our local supplier went out of business.

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

Sales, Transportation and Distribution in Chile.  ECUSA manages its own sales force that is directly responsible for the exclusive servicing of soft drinks and water clients in all the cities in the center of Chile and Concepción, that is, in the territories not covered by Comercial CCU or Comercial Patagona. The ECUSA sales force of 340 salesmen as of December 2009, directly sells to approximately 57,859 customers

In October 2005, we launched Comercial CCU S.A., the subsidiary in charge of a single sales force dedicated to selling all of our beverage and sweet snack products, so as to capture synergies and focus on sales execution.  Originally, this plan was piloted in the rural areas and small cities in southern Chile.  As of 2009, the territory covered by Commercial CCU S.A. has expanded to include the north of Chile from Arica to Copiapó/Vallenar and the south, from Curicó to Coyaique except for the City of Concepción.  See Business Overview-Summary-Distribution Network

Our Chilean soft drinks and water customers make payments for our products either in cash at the time of delivery or in accordance with one of our credit arrangements.  Payment on credit sales is generally due 32 days from the date of delivery.  Credit sales accounted for 42%, 43% and 40% of ECUSA’s soft drink and water sales to third parties in Chile in 2007, 2008 and 2009, respectively.  Losses on credit sales of soft drinks and mineral water in Chile have not been significant.

Seasonality in Chile.  Due to the seasonality of sales for both soft drinks and water products, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth calendar quarters (i.e., those months corresponding to holidays and summer vacation season in Chile).

The following table shows our annual sales volume of soft drinks and water by quarter for the last three years

Soft Drinks & Water
			% of Annual
Year	Quarter	Sales Volume	Sales Volume
		(million liters)
2007	1st quarter	151.2	27.8
	2nd quarter	106.6	19.6
	3rd quarter	117.8	21.6
	4th quarter	169.2	31.1
	Total	544.9	100.0

2008	1st quarter	172.2	29.8
	2nd quarter	116.4	20.2
	3rd quarter	122.6	21.2
	4th quarter	166.5	28.8
	Total	577.7	100.0

2009	1st quarter	165.2	27.5
	2nd quarter	123.4	20.6
	3rd quarter	132.0	22.0
	4th quarter	179.4	29.9
	Total	600.0	100.0

Competition in Chile. Our principal competitors in the soft drink business are companies, which produce, bottle and distribute soft drinks in Chile under licenses from The Coca-Cola Company and its affiliates.  The Coca-Cola Company’s products are produced, bottled and distributed in Chile through three separate licensees which market soft drinks under the Coca-Cola, Coca-Cola Light, Coca-Cola Zero, Fanta, Fanta Light, Sprite, Sprite Zero, Quatro Light, Nordic Mist, Taí, Andina nectars and juices, and Kapo juice brand names.  According to store audits conducted by Nielsen, Coca-Cola and related brands accounted for approximately 68% of total carbonated soft drink sales volume in 2009.  However, calculations made by us are higher than the Nielsen estimates. During 1998, a few supermarket chains began selling soft drinks products under private labels.  Additionally, discount brand producers entered the market and represented, along with private labels, approximately 8% of the soft drink market in 2009 according to Nielsen.  However, calculations made by us are higher than the Nielsen estimates.  Even though these brands are not a significant portion of the industry, they may increase their presence in the future.

After the formation of ECUSA, our market share decreased as a consequence of increasing marketing activity on the part of our competitors and the entrance of private labels and discount brand producers to the market. However, during 2009, our market share increased to approximately 24%.

Our market share for our carbonated soft drink products over the last five years is presented in the following table based on store audits conducted by Nielsen and our own estimates.  These Nielsen results are, for each year, higher than our own estimates.

Our Chilean Carbonated Soft Drink Market Share

Year	Nielsen	Company Estimates (*)

2005	22%	18%
2006	22%	18%
2007	23%	19%
2008	24%	19%

2009	24%	20%
(*) Based on our sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER.

Our domestic competitors in the soft drinks business have benefited from both internationally recognized brand labels (especially with regard to the Coca-Cola product line) and a large number of local bottling companies distributing their products throughout Chile.  As a result of the formation of ECUSA, we also similarly benefited from the internationally recognized Pepsi brand as well as our previous competitive strengths, which include a portfolio of nationally well known brands and a nationwide distribution system.  Additionally, during 2002, we launched Bilz Light, Pap Light, Agua Tónica Light and Gatorade, the world’s number one isotonic drink.  Gatorade is classified as a functional product, since in addition to refreshing, it hydrates the body and replenishes mineral salts lost during sports or other physical activities.  In April 2003, we introduced to the market Kem Xtreme, a soft drink with a high level of caffeine, which also is considered a functional product because it gives more energy.  In September 2004, we launched Canada Dry Ginger Ale Light, and in October 2004, we re-launched Nobis, a traditional proprietary soft drink brand, to be used strategically against discount brands.  In September 2006, we launched Canada Dry Limón Soda Light.  In January 2007, we introduced two new products into the market: (i) Slice by Kem, a tropical fruit flavored soft drink, and (ii) SoBe Adrenaline Rush, an energy drink sold under PepsiCo license.  In November 2007, we entered into a new product category, ice tea, with the brand Lipton Ice Tea, produced under the PepsiCo license. During 2008 we introduced Propel from PepsiCo, Watt’s Soya from Promarca (50% owned by us), and Nestlé Pure Life, a well-known purified water brand, in order to place ourselves in a leading position in the healthy foods market. In 2009, the Company introduced Mas Woman from Cachantun, a mineral water in a variety of flavors targeted for young healthy women. In addition, in the same year, the Company began to import the renowned mineral water Perrier.

Given the high percentage of soft drink sales volume in returnable containers coupled with the high cost of transportation to Chile, the market for imported soft drinks in Chile is not significant and accounted for less than 1% of total sales by volume in 2009.  While there are no legal barriers to entry, we believe that the existing returnable bottle system and high transportation costs may continue to deter potential competitors from exporting soft drinks to Chile.

Fruit nectars under the trade name “Watt’s”, a segment of our soft drink business, face competition from other liquid and powdered juices, which are provided by a variety of local companies.  After five years since the re-launch of Watt’s nectar, we have attained our sixth year as market leader in the bottled category of nectars, with a market share of 57% during 2009, according to Nielsen.

Our main competitor in the mineral water business is Vital S.A. (a subsidiary of Embotelladora Andina S.A., one of The Coca-Cola Company licensees in Chile).  We estimate that our sales of Cachantun and Porvenir brand mineral waters accounted for approximately 60%, while those of Vital S.A. products accounted for approximately 32% of total mineral water sales by volume in 2009.  Small domestic bottlers, private labels and discount brands, as well as imported mineral water products, comprise the remaining 8% sales volume.

The following chart shows estimates of our mineral water market share for the last five years based on store audits conducted by Nielsen and our own estimates.  These Nielsen results are, for each year, higher than our own estimates.

Our Chilean Mineral Water Market Share

Year	Nielsen	Company Estimates (*)

2005	67%	62%
2006	72%	67%
2007	69%	63%
2008	66%	61%

2009	68%	62%

(*) Based on our sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER. Does not consider Glacier and/or Nestlé Pure Life purified water sales.

Our Wine Business

Overview. We entered the Chilean wine market in October 1994 with the purchase of 48.4% of VSPT’s equity for approximately Ch$17,470 million, thereby acquiring an interest in the third largest winery in Chile (formerly VSP).  During the first half of 1995, VSPT’s capital was increased by approximately Ch$14,599 million, of which we contributed approximately Ch$7,953 million.  During August-October 1997, VSPT’s capital was increased again by approximately Ch$11,872 million, of which we contributed approximately Ch$6,617 million, plus approximately Ch$191 million in additional shares bought during October 1997 in the local stock market.  Furthermore, in October 1998 and during 1999, we purchased additional shares in VSPT through the local stock exchanges for an amount of approximately Ch$5,526 million.  During March-June 1999, VSPT’s capital was increased by approximately Ch$17,464 million, of which we contributed approximately Ch$10,797 million.  Between November 2000 and March 2001, VSPT’s capital was increased by approximately Ch$22,279 million, of which we contributed approximately Ch$13,402 million.  During October and November 2005, VSPT’s capital was increased by approximately Ch$346 million.  We did not participate in this capital increase.  Between April and June 2007, VSPT’s capital was increased by approximately Ch$13,692 million, of which we contributed approximately Ch$5,311 million. On December 3, 2008, the extraordinary shareholders’ meetings of Viña San Pedro (VSP) and Viña Tarapacá (VT) approved the merger of both companies. The merged company was named “Viña San Pedro Tarapacá S.A. (VSPT)”, and started operating on December 9, 2008 but consolidating its financial statements with ours since October 1, 2008. In December 2008, VSPT’s capital was increased, as a consequence of the merge, by issuing 15,987,878,653 shares to be exchanged for the total number of shares issued by Viña Tarapacá at a ratio of 1,480.30828 new VSPT shares per each of the absorbed company.  As of December 2009, our total ownership interest in VSPT was 50.01%.

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

In September 2007, VSPT bought a 50% interest in Viña Altaïr S.A. which belonged to Château Dassault, in line with our strategy of focusing on premium wines. As a consequence VSPT owns indirectly 100% of said company.

At VSPT’s Extraordinary Shareholders meeting held on July 7, 2005, the shareholders voted to increase the number of board members from 7 to 9 and approved a capital increase that will be partially used for stock option programs.

In December 2008, Viña San Pedro (VSP) and Viña Tarapacá (VT) merged and created a new wine group, Viña San Pedro Tarapacá (VSPT). VSPT is formed by the wineries San Pedro, Tarapacá, Santa Helena, Misiones de Rengo, Altaïr, Viña Mar, Casa Rivas, Finca La Celia, Bodega Tamarí, Viña Leyda and Tabalí. These are all important and renowned cellars in Chile and Argentina, each with its own distinctive brands, and they represent the best wines these terroirs can deliver. Since the merger, VSPT became the second largest Chilean wine exporter and the third most important player in this market.

VSPT is an open stock corporation that, at December 31, 2009, had a market capitalization of Ch$147,888 million.  VSPT’s shares trade on the Santiago Stock Exchange, the Valparaíso Stock Exchange and the Chile Electronic Stock Exchange.

The Chilean Wine Market.  We estimate that wine consumption in Chile amounted to approximately 13 liters per capita in 2009.  Given that the Chilean wine industry is fragmented, no single wine producer accounts for the majority of production and/or sales.  The leading wineries include, other than VSPT, Viña Concha y Toro S.A., or Concha y Toro, Viña Santa Rita S.A., or Santa Rita and Bodegas y Viñedos Santa Carolina S.A., or Santa Carolina.  In addition, there are numerous medium-sized wineries, including Viña Undurraga S.A., or Undurraga, Cousiño Macul S.A., or Cousiño Macul, and Viña Cánepa y Cía., or Cánepa and Viña Montes. All wineries, which sell wine products that comply with industry and tax regulations, make up Chile’s formal wine market. VSPT is a member of the formal wine market, as are most other principal wineries in Chile. The SAG is the entity in charge of wine industry regulation and principally oversees inventory records and product quality.  We estimate that the formal market wineries produced and sold approximately 226 million liters of wine during 2009.

The following chart shows our estimates for the formal wine market and per capita consumption levels for wine in Chile for the last five years:

Year	Total Volume (1)	Per Capita (2)
	(millions of liters)	(liters)

2005	265	16
2006	238	14
2007	244	15
2008	230	14

2009	226	13
Sources: SAG until 2006, Central Bank and the Wineries of Chile Association, competitor’ public information and Nielsen.
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

VSPT’s Production and Marketing.  VSPT (formerly VSP) was founded in 1865.  Its principal vineyards are located in Molina, approximately 200 kilometers south of Santiago.  The VSPT estate in Molina is one of the largest single-site vineyards in Chile with an area of 1,200 hectares.  As of December 31, 2009, VSPT’s vineyards covered an aggregate of 3,560 hectares in Chile, distributed among ten different plantations.  The winery also has 495 hectares under long-term lease.  In Argentina, we have another 532 hectares located in the province of Mendoza.

VSPT is one of Chile’s largest producers and distributors of wine in terms of sales volume and net sales. In 2008 and 2009 our wine segment sales amounted to Ch$92,671 million and Ch$124,726 million representing 13.0% and 16.1% of our total net sales, respectively.

The following chart indicates the breakdown of VSPT’s volume in the domestic and export markets, including sales in Argentina:

Year	Domestic Volume	Export Volume	Total Volume (1)
	(million liters)	(million liters)	(million liters)

2005	54.3	51.4	105.7
2006	47.5	46.7	94.2
2007	50.2	55.5	105.8
2008	50.7	50.3	101.0
2009	54.2	67.8	122.0
(1) Includes bulk sales exports in Chile and Argentina

We estimate that VSPT’s share by volume of Chile’s formal wine market was approximately 19% in 2007, 21% in 2008 and 23% in 2009.  According to the Wineries of Chile Association, VSPT’s share of Chile’s total wine export sales by volume was 10% in 2007, and 2008, and 12% in 2009.

VSPT, VSH, Viña Altair, Viña Mar, Viña Misiones de Rengo, Bodega Tamarí and Finca La Celia, produce and market premium, varietal and popular-priced wines as set forth below:

Brand	Icon	Premium	Varietal	Popular-priced

Viña San Pedro Tarapacá
Cabo de Hornos		X
1865		X
Castillo de Molina		X
35 South			X
Urmeneta			X
GatoNegro			X	X
Manquehuito Pop Wine				X
Tradición de Familia				X
Etiqueta Dorada				X
Viña Tarapaca
Etiqueta Negra		X
Gran Reserva		X
Zavala		X
Gran Tarapacá		X
Tarapacá Reserva		X
Tarapacá Varietal			X
Tara.Pakay	X
Viña Santa Helena
D.O.N. (De Origen Noble)		X
Notas de Guarda		X
Vernus		X
Selección del Directorio		X
Santa Helena Reserva			X
Santa Helena Varietal				X
Siglo de Oro			X
Gran Vino				X
Viña Misiones de Rengo
Misiones de Rengo Cuvée		X
Misiones de Rengo Reserva		X

Misiones de Rengo Varietal			X
Viña Mar
Viña Mar Reserva especial		X
Casa Rivas reserva		X
Viña Altaïr
Altaïr	X
Sideral		X
Bodega Tamarí
Malbec Reserve		X
Torrontes Reserva		X
Malbec Varietal			X
Finca La Celia
Supremo		X
La Celia		X
La Consulta			X
Furia				X

The following table presents our breakdown of total sales volume in thousands of liters by category of VSPT’s Chilean wines during 2009:

Category	Domestic	Export	Total
(thousands of liters)
Premium	2,173	7,193	9,366
Varietal	4,229	38,187	42,416
Popular-Priced	45,645	5,152	50,797
Bulk	0	10,236	10,236
Total	52,047	60,768	112,815

The following table presents our breakdown of total sales volume in thousands of liters by category of VSPT’s Argentine wines during 2009:

Category	Domestic	Export	Total
(thousands of liters)
Premium	514	1,076	1,590
Varietal	1,353	4,657	6,010
Popular-Priced	-	-	-
Bulk	279	1,303	1,582
Total	2,146	7,036	9,182

As of December 31, 2009, VSPT’s storage capacity totaled 90.9 million liters and its peak bottling and packaging capacity totaled 71,775 liters per hour. (excludes 3.4 million liters storage capacity at the non-consolidated subsidiary Viña Valles de Chile S.A.)

Domestic Market.  Our Chilean domestic wine is packaged in bottles, jugs, cartons, and bag-in-box containers at VSPT’s production facilities in Lontué and Molina.  The following chart shows our packaging mix for domestic wine sales for the last three years:

	Percentage of Total Domestic
	Wine Sold in Chile
Container	2007	2008	2009

Carton	75%	76%	67%
Jug	0%	0%	0%
Glass Bottles	24%	23%	33%
Bag-in-Box	1%	0%	0%
Total	100%	100%	100%

Beer is the principal substitute product for wine in Chile.  In addition, our wine products may also compete with other alcoholic beverages, such as spirits (mainly pisco), and with non-alcoholic beverages, such as soft drinks and juices.

The average price for our domestic wine customers was Ch$673.1 and Ch$707.6 per liter in 2008 and 2009, respectively, experiencing a growth of 5.1%.  Our wine price policy is mainly determined as a consequence of four factors: a) market prices, b) change in sales mix, c) inflation rate and d) desired profit margin in relation to costs of raw materials.

Export Market.  According to industry sources, exports of Chilean wine increased from approximately 43 million liters in 1990 to 694 million liters in 2009, at a compounded annual growth rate of 16.7%.  During 2008 and 2009, Chilean wine exports reached 589 million liters and 694 million liters, respectively.  The 17.8% volume increase from 2008 to 2009 was due to the better quality-to-price ratio of the Chilean wines inspite of a lower worldwide demand for wine due to the economic recession. We believe that Chilean wine exports have grown steadily due to their comparatively low prices and positive international image, as well as due to external factors, such as low wine production in the Northern Hemisphere in certain years.

VSPT exported 55.5 million liters, 50.3 million liters and 67.8 million liters of wine in 2007, 2008 and 2009, respectively.  During 2009, VSPT exported wine to 81 countries worldwide.  Exports accounted for net sales of Ch$60,382 million and Ch$84,272 million in 2008 and 2009, respectively.  In 2009, VSPT’s primary export markets included the United Kingdom, the United States, Finland, Belgium, Brazil, The Netherlands and Sweden.

Most exported wine is sold in glass bottles, except for a certain quantity of unbranded wine that is occasionally sold in bulk and the amount that is sold in bag-in-box containers.  The following chart shows our packaging mix for export Chilean wine volume in the last three years:

	Percentage of Total Export
	Wine Volume from Chile
Container	2007	2008	2009
Glass Bottles (1)	63%	69%	72%
Bulk	23%	15%	17%
Carton	14%	16%	12%

Total	100%	100%	100%

(1) Includes jugs

We experienced an annual growth of 4.8% from Ch$1,326.7 in 2008 to Ch$1,390.0 per liter in 2009 in the average price to our Chilean export wine customers.

Raw Materials and other supplies.  The principal raw materials and packaging materials that VSPT uses in its production process are purchased and harvested grapes, purchased wine, bottles, carton containers, corks and cardboard boxes.  VSPT obtained approximately 85% of the grapes used for export wines from its own vineyards during 2009. Of the wine sold in the domestic market, 15% are grapes from our vineyards, 16% of grapes are purchased and vinified for us and the rest is purchased from third parties, tested to assure compliance with our quality standards and blended at the winery before packaging. In 2009, approximately 94% of the wine used in domestic sales was purchased from ten local producers: Corretajes Torres y Cía. Ltda., Agrícola y Comercial Bodegas Las Mercedes Ltda., CPCh, Sociedad Agrícola Hacienda Mal Paso y Cía. Ltda.,Vinos Don Marcial Ltda, Viñedos Gurfinkel Ltda.,Agro Comercial Metropolitana Ltda., Viña Saavedra Ltda, Agrícola Comercial y Vitivinícola Los Tilos Ltda. and Vinícola Patacón Ltda.  VSPT has various alternative sources of supply, which can be used when they are attractive. VSPT’s bottles are principally purchased from Cristalerías Chile and Saint Gobain; however, when prices have been favorable, VSPT has purchased bottles from other local and international suppliers.  Carton containers are purchased either from Tetra Pak de Chile Comercial Ltda. or from SIG Combibloc Inc. and are assembled in VSPT’s own automated packing lines.

The prices of the principal raw materials used in the production of wine in Chile have experienced some recent volatility. In addition, from time to time, prices of grapes and wine can vary depending on fluctuations in demand and supply factors.

Domestic Sales, Transportation and Distribution.  After production, bottling, and packaging, wine is either stored at the production facilities or transported to one of the 19 warehouses.  The warehouses are part of our warehouse network and are located throughout Chile.  VSPT wines is distributed and sold in Chile through our sales and distribution network, under the same system and payment terms as all our other products (beer in Chile, non-alcoholic beverages, spirits and sweet snacks).See Business Overview-Summary-Distribution Network

We distribute our wine products throughout Chile, in the territories not covered by Comercial CCU or Comercial Patagona, with our own sales force, to:

•         off-premise retail: small and medium sized retail outlets, which in turn sell wine to consumers for take-out consumption;

•         on-premise retail: retail establishments such as restaurants, hotels and bars for on-premise consumption;

•         wholesalers; and

•         supermarket chains.

For the last three years, the percentage mix of the above distribution channels for our wine products in Chile was as follows:

	Percentage of Total Wine Products Sold
Distribution Channels	2007	2008	2009
Off-premise retail	25%	26%	27%
On-premise retail	4%	4%	5%
Wholesalers	33%	32%	28%
Supermarkets	39%	38%	40%
Total	100%	100%	100%

VSPT sales force of 123 salesmen as of December 2009, sells our wine products directly to approximately 8,500 customers, none of which accounted for more than 3% of our total wine sales by volume, with the exception of three supermarket chains that represented 26%.  We do not maintain any long-term contractual arrangements for the sale of wine with any of our customers.

Export Sales, Transportation and Distribution.  VSPT has arrangements with agents who facilitate the export of its wine to more than 80 countries. We have signed distribution agreements with Pernod Ricard to distribute wine in Sweden, Finland, Norway and Estonia. We have distribution agreements with Shaw Ross International a subsidiary of Southern Wine and Spirits, the main liquor wholesale distributor for the United States and recognized as the best U.S. importer by Wine Enthusiast Magazine, with Schenk-one of the largest distributors in Europe-for Belgium, and with Denner for Switzerland. In Canada we have distribution agreements with LCBO and in Korea with Keumyang as well as other distributors.  In 2007, we began distributing with Les Grands Chais de France in France and Germany and with Les Caves de Lendiras for the United Kingdom.

Geographical Markets.  In Chile, Santiago and surrounding areas (referred to as the Metropolitan Region), which account for approximately 40% of the Chilean population, represented approximately 40% of total domestic sales of VSPT products by volume in 2009.

The following table provides the distribution of VSPT’s exports from Chile during 2009 by geographical markets:

		Percentage
Market	Volume (1)	of Total Exports
	(thousands of liters)

Europe	25,273	50%
Latin America	11,978	24%
USA and Canada	9,059	18%
Other	4,221	8%
Total	50,532	100.0%
(1) Excludes bulk exports

Competition.  The wine industry is highly competitive in both the domestic and the export markets. VSPT’s domestic market share was approximately 23% in 2009.  In Chile, VSPT competes directly against all other Chilean wineries.  We believe that VSPT’s primary domestic competitors, Concha y Toro and Santa Rita, derive their relative competitive strengths from their wide portfolio of products, well recognized brand names and established distribution networks.  In 2009, Santa Rita and Concha y Toro had a market share of approximately 29% and 32%, respectively.  VSPT also competes with Santa Carolina and numerous medium-sized wineries, including Undurraga and Cousiño Macul, and many small wine producers that make up Chile’s “informal market”.

Internationally, VSPT competes against Chilean producers as well as with wine producers from other parts of the world. According to information compiled by the Wineries of Chile Association, VSPT is the second largest exporter of Chilean wines with a market share of approximately 12% in 2009, excluding bulk wine.  Our other principal Chilean competitors, namely Concha y Toro, Santa Rita and Santa Carolina had market shares of 38%, 5% and 4%, respectively.

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

During 2008 the Company added the following products to its portfolio: (i) in the pisco category, Horcón Quemado and a limited edition of Mistral Nobel, (ii) in cocktails, Campanario Chirimoya Colada, Campanario Piña Colada, Campanario Lucuma Colada and Ruta Cocktail Manzana, among other flavours, were added to Campanario Mango Sour and Campanario Pisco Sour, and (iii) in rum, Ron Sierra Morena Imperial and Ron Sierra Morena Blanco.

In 2009 a new spirits category was introduced with Mistral Ice Premium Blend, a light sparking citric flavour beverage with 7° of alcohol content.

The Chilean Pisco and Rum Markets. Traditionally, beer, wine and pisco have been the principal alcoholic beverages consumed in Chile.  During the last seven years, rum consumption has been growing.  We estimate that annual pisco consumption in Chile was 35 million liters, or approximately 2.1 liters per capita in 2009.  In addition, we estimate that annual rum consumption in Chile was 18 million liters, or approximately 1  liter per capita during 2009.

The table below sets forth our estimates of pisco and rum consumption in Chile during each of the last five years:

Year	Total Pisco Sales Volume (1)	Pisco per Capita (2)	Total Rum Sales Volume (1)	Rum per Capita (2)
	(in millions of liters)	(liters)	(in millions of liters)	(liters)

2005	47	2.9	6	0.3
2006	42	2.6	9	0.5
2007	40	2.4	12	0.7
2008	38	2.3	16	1.0
2009	35	2.1	18	1.0

(1)Based on our sales data and information from Nielsen.
(2)Population estimated in accordance with the national census of April 2002.

We estimate that total pisco consumption in Chile decreased at a four-year compounded annual growth rate of 7.1% between 2005 and 2009.  During 2009, the pisco market decreased 7.9%, due to higher competition from substitutes, mainly rum, and significant price increases.  We estimate that total rum consumption in Chile increased at a four-year compounded annual growth rate of 31.6% between 2005 and 2009.  During 2009, the rum market increased 12.5% from the prior year, due to higher preference from consumers and higher prices of pisco.

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

Spirits Production and Marketing in Chile. Our production of spirits in Chile generated net sales of Ch$38,799 million and Ch$38,830 million representing 5.5% and 5.0% of our total net sales in 2008 and 2009, respectively.  The increase experienced in 2009 is mainly due to the introduction of more premium beberages producing a higher value sales mix, and also to the innovation in the new category with Mistral Premium Ice Blend. .

We produce and market ultra premium, premium, medium-priced and popular-priced pisco brands in Chile, as well as premium and medium-priced rum.  The following table shows our principal pisco brands:

Ultra premium	Premium	Medium-priced	Medium-priced	Popular-priced
Pisco brands	pisco brands	pisco brands	RTD brands	pisco brands
Control C	Mistral	Campanario	Campanario Sour	La Serena
Mistral Nobel	Tres Erres	Ruta Norte	Campanario Sour Light
MOAI de RRR			Campanario Pica
Horcón Quemado			Campanario Mango
Campanario Mango Light
Campanario Piña Colada
Campanario Chirimoya Colada
Campanario Melon Colada
Campanario Melon Tuna Colada
Campanario Cola de Mono
Campanario Vaina
Campanario Lucuma Colada

Ruta Sour
Ruta Sour Pica
Ruta Sour Light
Ruta Sour Mango
Ruta Piña Colada
Mistral Creme
Mistral Ice Blend

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

We distribute our spirits directly throughout Chile to:

•         supermarket chains,

•         off-premise retail: small and medium sized retail outlets, which in turn sell spirits to consumers for take-out consumption;

•         on-premise retail: retail establishments such as restaurants, hotels and bars for on-premise consumption; and

•         wholesalers.

In 2007, 2008 and 2009, the percentage of spirits sales attributable to each of these distribution channels in Chile was as follows:

Percentage of Total Spirits Sold

Distribution Channels	2007	2008	2009

Supermarkets	45%	44%	40%
Off-premise retail	28%	27%	31%
On-premise retail	7%	6%	7%
Wholesalers	20%	23%	22%
Total	100%	100%	100%

As of December 31, 2009, we had more than 18,000 customers for our spirits in Chile, none of whom accounted for more than 2% of our total spirits sales by volume, with the exception of seven large supermarket chains that represented a combined total of 36%.  During 2009, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains.  We do not maintain any long-term contractual arrangements for the sale of spirits with any of our customers in Chile.

The following table sets forth our pisco sales volume in Chile, by category, during each of the last three years:

Category	2007	2008	2009
	(in millions of liters)
Ultra premium	0.5	0.2	0.2
Premium	5.8	5.6	5.8
Medium-priced	4.9	3.3	2.9
Medium-priced mix (1)	7.7	7.7	6.9
Popular-priced	1.3	1.3	1.2
Total	20.2	18.1	17.1
(1)	Sours and Cream cocktails

The average price for our spirits in Chile increased 5.2%, from Ch$1,892.6 per liter in 2008 to Ch$1,990.4 per liter in 2009.

In 2009, our spirits were produced at four plants which are located in the Third and Fourth Regions of Chile. The bottling process was done in one bottling facility. Only Horcón Quemado is produced and bottled in a third-party plant.

Raw Materials and other supplies. The principal raw and packaging materials used in our production of pisco and rum are purchased grapes, purchased wine, cane alcohol, bottles, caps and cardboard boxes.  Grapes are purchased under long-term contracts with members of Control.  Nevertheless, various alternative sources of supply can be used when they are attractive. Cane alcohol is imported from Venezuela. We principally purchased the bottles from Cristalerías Chile and Cristalerías Toro S.A.I.C.

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

Sales, Transportation and Distribution.  We distribute all of our spirits in Chile directly to retail, supermarket and wholesale customers through CCU’s sales and distribution platform and with a dedicated sales force of 83 salesmen in the territories where Comercial CCU and/or Comercial Patagona do not operate.  This system enables us to maintain frequent contact with our customers, obtain more timely and accurate marketing-related information, and maintain good working relationships with our retail customers.(See “Business Overview-Summary-Distribution Network”).

Since 2003, after production, bottling and packaging, our spirits are either stored at one of our production facilities or transported to a network of 19 warehouses which are located throughout Chile and are either owned or leased by us. These warehouses are part of  CCU’s sales and distribution system.

Our customers make payment for our products either in cash at the time of delivery or in accordance with one of various credit arrangements.  Payment on credit sales for spirits is generally due 55 days from the date of delivery.  Credit sales accounted for 53% of our spirits sales in Chile in 2009.  Losses on credit sales of spirits in Chile have not been significant.

Geographical Markets.  Santiago and the surrounding areas (referred to as the Metropolitan Region) account for approximately 40% of the population of Chile and accounted for approximately 42% of our spirits sales by volume in 2009.

Competition.  According to Nielsen figures our estimated share of the Chilean pisco market, over the last four years is as follows:

Year	Our Chilean Market Share for Pisco
2005	46%
2006	45%
2007	46%
2008	45%
2009	44%

Our principal competitor in the pisco business is Cooperativa Agrícola Pisquera Elqui Ltda., or Capel, which is the market leader.  According to Nielsen numbers, in 2009 we had 44% market share although our internal estimate is somewhat higher (47.9%).

Our competitor Capel has nine production facilities located in the Third and Fourth Regions of Chile and distributes its products throughout the country. Capel uses its own sales force, as well as third party distributors.  We estimate that the sales of Capel’s brands of pisco by volume accounted for approximately 53% of total pisco sales in 2007, 54% in 2008 and 53% in 2009, according to Nielsen figures.  We estimate that Capel had an annual production capacity of approximately 50 million liters of pisco which represents more than twice of our annual nominal production capacity.

Pisco is a spirit that is produced only in the northern part of Chile and the southern part of Peru.  For this reason, imported pisco is not a significant component of the Chilean pisco market.  We estimate that imports accounted for less than 1% of total pisco sales by volume during 2009.

According to Nielsen calculations, our estimated average share of the Chilean rum market was 13% in 2009 and in 2008, and 9% for October-November 2007.  Our principal competitors in the rum business are Mitjans S.A. and certain imported brands such as Pampero, Bacardi and Barceló.

Our Other Businesses

Plastic Bottles

Through our subsidiary Fábrica de Envases Plásticos S.A., or PLASCO, we own and operate a plastic bottle factory which supplies most of the returnable and non-returnable plastic bottles primarily used by us in the packaging of our soft drinks and water products.

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

In 2009, all pre-forms, returnable and non-returnable plastic bottle needs of ECUSA were supplied directly by PLASCO with the exception of five-liter bottles, which are bought by ECUSA in small quantities from third party suppliers.  During 2009, PLASCO sold 267.3 million bottles and 94.9 million pre-forms.  Of all bottles supplied by PLASCO, approximately 96% of the pre-forms were manufactured and blown into bottles by PLASCO.  Approximately 98% of all the pre-forms sold were manufactured by PLASCO and  later blown into bottles by Aguas CCU-Nestlé Chile S.A.. The remaining bottles and pre-forms were bought by PLASCO and then transferred to ECUSA. PLASCO has, to date, not made any bottle sales to third parties.

Plastic bottle and pre-form sales by volume decreased from 373.4 million in 2008 to 362.2 million in 2009.  PLASCO’s net sales of Ch$25,543 million, operating income of Ch$1,995 million and net income of Ch$2,282 million in 2009, represented a decrease of 2.3%, and 17.0%, and an increase of 96.5%, respectively, over 2008.

Sweet Snacks

In January 2004, we entered the sweet snacks business by means of a joint venture between our subsidiary ECUSA (currently, this investment belongs to our subsidiary CCU Inversiones S.A.) and Empresas Lucchetti

S.A. (currently, Industria Nacional de Alimentos S.A.), a subsidiary of Quiñenco, with a 50% interest each in Calaf S.A. (which has been renamed “Foods Compañía de Alimentos S.A.”), a corporation that acquired the trademarks, assets and know-how, among other things, of Calaf S.A.I.C. and Francisca Calaf S.A., traditional Chilean candy makers, renowned for more than a century.  In August 2005, Calaf acquired the assets and know-how of Bortolaso S.A., a cookie factory with more than 50 years of existence in the country, enabling Calaf to increase its presence in the most important segment of the sweet snacks business.  In October 2007, Calaf acquired the traditional cereal brand Natur, allowing Calaf to enter and commence growing in the quickly developing healthy foods category. In August 2008 Foods bought 50% of Alimentos Nutrabien S.A. the leading company in  home-made sweet snacks products. The three brands─Calaf, Natur and Nutrabien─ have niche products aimed at specific market segments. This niche segmentation along with enhancement in formula and raw materials, is expected to improve the company’s brand equity.  We sell Food’s products through CCU’s sales platform, with the potential to reach more than 108,000 clients and with a dedicated sales force that serves the supermarket chains.

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

Organizational Structure

Ownership Structure as of April 22, 2010

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

Quiñenco S.A. is a Chilean holding company engaged in a wide range of business activities through its subsidiaries in Chile and countries of the Southern Cone region, including Brazil, Argentina and Peru.  Quiñenco’s principal holdings include, among others, Banco de Chile (one of the largest and most respected banks in Chile) and Madeco S.A. (a leading manufacturer of copper and aluminum-based products in Chile, Brazil, Argentina and Peru).

Heineken, the Dutch brewer, is one of the largest brewers in the world with 125 breweries in more than 70 countries and 55,301 employees worldwide.  Heineken group beer volume was 125 million hectoliters during 2009, the main brands being Heineken and Amstel.

The following table provides our significant subsidiaries as of April 2010:

Subsidiaries	Country	Ownership Interest
CCU Chile	Chile	100.00%
CCU Argentina	Argentina	95.96%
ECUSA	Chile	99.94%
Aguas CCU-Nestlé	Chile	50.10%
VSPT	Chile	50.01%
CPCh	Chile	80.00%

Property, Plant and Equipment

Set forth below is information concerning our production facilities as of December 31, 2009, all of which are owned and operated by us or our subsidiaries:

	Nominal Installed
	Monthly Production
	Capacity	Utilized Capacity	Average Utilized Capacity	Facility Size(3)
	(in million liters)	During Peak Month (1)	During 2009 (2)	(square meters)
Beer Production Facilities
Santiago	52.2	94.1%	69.6%	136,984
Temuco	12.0	105.6%	71.7%	50,876
Valdivia	0.9	78.2%	58.6%	3,986
Chile Total (4)	65.1	96.0%	69.8%	191,846

Santa Fe	24.9	95.2%	86.5%	58,989
Salta	6.0	72.9%	46.0%	10,866
Luján	24.0	88.7%	51.5%	68,869
Argentina Total	54.9	89.9%	66.7%	138,724

Soft Drink Production
Facilities
Santiago	71.7	69.8%	59.5%	129,570
Antofagasta	9.2	24.3%	22.7%	3,642
Total (5)	80.9	64.7%	55.4%	133,212

Mineral Water Production
Facilities
Coinco	38.7	36.0%	26.5%	16,658
Casablanca	2.0	11.6%	6.9%	3,317
Total	40.7	34.8%	25.5%	19,976

Purified Water Production
Facilities

Santiago	11.5	11.9%	7.6%	1,989

(1) Based on the year ended December 31, 2009. Utilized Capacity During Peak Month is equal to production output as a percentage of Nominal Installed Production Capacity during our peak month for each respective plant. Nominal Installed Monthly Production Capacity is defined as production capacity for current production/packaging mix for a period of 25 days per month and 3 shifts per day.The implicit slack (spare) capacity does not necessarily measure real slack capacity. We believe that real production capacity is less than the nominal installed production capacity as adjustments are required for real machinery performance, packaging mix, availability of returnable bottles, seasonality within the months, and other factors. As a result, we believe that the peak monthly capacity utilization rates shown above understate real capacity utilization and that slack capacity is overstated. We estimate that during the peak month in 2009, the real slack capacity amounted to approximately 1.3 million liters in Chilean beer, 4.4 million liters in Argentine beer, 10.7 million liters in soft drinks, 5.5 million liters in purified water and 16.9 million liters in mineral water.

(2) Average Utilized Capacity during 2009 equals the plant’s total production output as a percentage of nominal installed annual production capacity in 2009. Nominal installed annual production capacity is calculated by multiplying the Nominal Installed Monthly Production Capacity by 11 months (on average, an equivalent of one month period is required each year for maintenance and repairs). Given the seasonal nature of our beer production and sales, these figures underestimate capacity utilization during peak months.

(3) Facility size equals total built area including warehousing logistics activities
(4) Does not include the Antofagasta plant capacity, where beer was bottled up to July 2009.
(5) The Talcahuano plant produced soft drinks until March 2009.

Our installed vinification and storage capacity is shown in the table below:

	Installed Vinification	Storage Capacity in Tanks	Facility Size
	Capacity (1)	and Barrels	(square meters)
	(million liters)	(million liters)
Wine Production Facilities
Lontué	0.0	12.6	24,709
Molina	23.0	38.8	50,307
Santa Helena	2.1	2.4	7,134
Totihue	0.7	0.8	5,374
Tarapacá	6.5	13.0	27,481
Viña Mar	2.5	2.8	8,086
Casa Rivas	2.5	2.8	4,315
Misiones de Rengo	5.0	8.0	17,174
Chile Total	42.3	81.2	144,580

Finca La Celia	7.5	7.4	9,675
Tamarí (2)	2.0	2.3	3,418
Argentina Total	9.5	9.7	13,093
(1) Considers, in average, two times tank capacity utilization.

As of December 31, 2009, VSPT had a nominal filling capacity of 29,280 liters per hour at its Lontué plant, 26,820 liters per hour at its Molina plant, 9,000 liters per hour at its Tarapacá plant, 1,050 liters per hour at its Misiones de Rengo Plant and 1,500 liters per hour at its Viña Mar plant. At Finca La Celia, in Argentina, VSPT had a nominal filling capacity of 4,125 liters per hour.

Our installed spirits production capacity is shown in the table below:

	Installed Production	Facility Size
	Capacity (1)	(square meters)
	(million liters)
Spirits Production Facilities
Pisco Elqui	1.2	12,032
Sotaquí	7.5	12,078
Monte Patria	7.5	33,726
Salamanca	2.9	8,746
Ovalle (2)	----	13,723
Total	19.2	80,306
(1) On the basis of 26°GL production
(2) The Ovalle plant is a bottling facility.

As of December 31, 2009, we had a nominal bottling capacity of 10,150 liters per hour at our Ovalle plant (13,723 square meters).

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

Argentina

New laws and regulations are being enacted in Argentina as a result of heightened community concerns for environmental issues.  As a consequence, there are several statutes imposing obligations on companies regarding environmental matters at the federal, provincial, and municipal levels.  On many occasions, private entities operating public utilities such as water supply and sewage, are in charge of controlling and enforcing those regulations.  Many of these regulations have been recently enacted and little precedent exists as to their scope. All three of CCU’s breweries have been awarded the Certificado de Aptitud Ambiental (Environmental Aptitude Certificate) which is the main document endorsing the companies environmental management in each provincial state.

The most important environmental statute in Argentina is the Hazardous Waste Act (Law 24,051) which, although a federal law, has been strictly adhered to by fourteen of the twenty-three provinces. When certain federal tests indicate the need, the provisions of the Hazardous Waste Act are enforced.  The application of the provisions of the Hazardous Waste Act depends upon the magnitude of the public health risk and whether those conditions exist in more than one province.  Hazardous waste is defined so as to cover any residue that may cause harm, directly or indirectly, to human beings that may pollute the soil, water, atmosphere or the environment in general.  Generally, claims involving hazardous waste give rise to strict liability in the event of damage to third parties.  In addition, each province in which we operate facilities has enacted environmental legislation with broad and generic goals, as well as water codes and related agencies to regulate the use of water and the disposal of effluents in the water.

Over the last several years CCU Argentina has implemented a complete program for the treatment of its industrial waste, which involves the separation, collection, and reusing of the generated solid waste as well as a wastewater treatment plant. The waste program is part of our constant effort to improve environment-related conditions. The main features of the plant are its productions of biogas which is used as boiler fuel, its minimum space requirements and its low electric power consumption.

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

ITEM 5: Operating and Financial Review and Prospects

Overview

We are a diversified beverage company operating principally in Chile and Argentina.  We are the largest brewery in Chile, the second largest brewery in Argentina, the third largest soft drinks producer in Chile, the largest mineral water and bottled nectar producer in Chile, the third largest wine player in Chile, the second largest pisco producer in Chile, and we also participate in the sweet snacks industry in Chile.  Our beer and soft drink products include a wide range of proprietary, licensed and imported brands.

We face certain key challenges and risks associated with our business.  These risks include competition within the market place, managing operating costs and the integration and expansion of new products.  We currently have approximately 85% of the Chilean beer market; however, competitors are investing in this market and launching new products, therefore, we must concentrate on competitive pricing and marketing strategies to maintain our market share.  Operating costs are subject to variations depending on plant efficiency, product mix and production cycles, and also on US$ commodities prices and the rate of exchange from Chilean pesos to US$ or Euro. Our main costs include cost of raw and packaging materials, distribution and marketing costs.  We continue to sell and deliver new products to our customers, including products through new licensing agreements and new products through internal development.

The analysis of our results is based on financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Since we are a first-time adopter of IFRS, only the two most recent years are considered in the discussion.

In 2009, we reached new historical records in sales volumes, net sales revenues and operating income, obtaining an operating income of Ch$137,382 million.  We had consolidated net sales of Ch$776,544 million, of which 35.8% was accounted for by our beer sales in Chile, 17.7% by our beer sales in Argentina, 25.9% by our non alcoholic beverages sales in Chile, 16.1% by wine sales, 5.0% by spirits sales and the remainder by sales of other products and/or consolidation eliminations. Our sales revenues increased 9.3% over the prior year as we increased sales of existing products, introduced new products into the market and incorporated new operations during 2008 such as the acquisition of ICSA in Argentina (April 2008) and the merger of Viña Tarapacá into Viña San Pedro (last quarter 2008)   Operating income increased 10.8% as a result of a combination of higher revenues partially compensated by higher costs and expenses. The net income attributable to equity holders of the Parent Company increased in  41.6% mainly due to the better operational result and to  the a non-recurring profit related to the sale of 29.9% of  Aguas CCU-Nestlé Chile S.A.(Ch$19,920 million).

Outlook.  We had a very successful 2009. CCU implemented a contingency plan seeking to maintain in 2009 the 2008 results despite the economic slowdown related to the global financial crisis that started in 2008. The results were better, as all of our business segments improved their operating income and EBITDA in 2009. On February 2010 a strong earthquake struck Chile with severe consequences for the Chilean economy, which has created a new challenge.

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

The following table presents the net sales and operating income, and related percentage as a component of net sales, for each of our product segments:

	Year Ended December 31,
	2008		2009
Net Sales		(millions of Ch$, except percentages)
Beer Chile Segment (1)	Ch$270,058	38.0%	Ch$278,170	35.8%
Beer Argentina Segment (1)	115,187	16.2%	137,296	17.7%
Non alcoholic Beverages Segment (2)	187,071	26.3%	201,512	25.9%
Wine Segment (3)	92,671	13.0%	124,726	16.1%
Spirits Segment (4)	38,799	5.5%	38,830	5.0%
Other (5)	6,402	0.9%	(3,988)	(0.5)%
Total	Ch$710,189	100.0%	Ch$776,544	100.0%
Operating Income
Beer Chile Segment (1)	Ch$74,896	60.4%	Ch$77,191	56.2%
Beer Argentina Segment (1)	10,627	8.6%	17,328	12.6%
Non alcoholic Beverages Segment (2)	21,633	17.4%	24,686	18.0%
Wine Segment (3)	10,304	8.3%	12,220	8.9%
Spirits Segment (4)	6,016	4.9%	6,421	4.7%
Other (5)	515	0.4%	(464)	(0.3)%
Total	Ch$123,990	100.0%	Ch$137,382	100.0%

(1) Includes sales of beer, beer by-products and other products such as malt, spent grain and yeast.
(2) Includes sales of carbonated and non-carbonated soft drinks, nectar, mineral and purified water, sports and energy drinks, tea and related merchandise.
(3) Includes sales of wine, by-products and other products such as labels and corks.
(4) Includes sales of pisco, cocktails, rum and by-products.
(5) Includes sales of sweet snacks products, the operating income of the plastic bottle division and consolidation eliminations.

The following table presents operating results in millions of pesos and as a percentage of net sales:

	Year Ended December 31,
	2008		2009
	(millions of Ch$, except percentages and sales volume data)
Net Sales	710,189	100.0%	776,544	100.0%
Cost of Sales	(335,579)	(47.3%)	(365,098)	(47.0%)
Gross Margin	374,610	52.7%	411,446	53.0%
Net Other Operational Income	472	0.1%	(473)	(0.1%)
MSD&A	(251,092)	(35.4%)	(273,591)	(35.2%)
Operating Result	123,990	17.5%	137,382	17.7%

Net Financing Expenses	(4,797)	(0.7%)	(10,367)	(1.3%)
Result as per adjustment units	(15,626)	(2.2%)	4,190	(0.5%)
Foreign currency exchange differences	(866)	(0.1%)	(1,390)	(0.2%)
Equity and income of joint venture	1,564	0.2%	1,349	0.2%
Other gains/(losses)	1,563	0.2%	21,925	2.8%
Income Before Taxes	105,827	14.9%	153,089	19.7%
Income Taxes	(10,524)	(1.5%)	(11,724)	(1.5%)

Income of the Year	95,303	13.4%	141,365	18.2%
Attributable to:
Equity Holders of Parent Company	90,414	12.7%	128,037	16.5%
Minority Interest	4,890	0.7%	13,328	1.7%

Sales volume (1):
Beer (Chile) (2)	516.8		507.2
Beer (Argentina)	363.6		391.6
Non Alcoholic beverages	577.7		600.0
Wine (3)	101.0		122.0
Spirits	21.1		19.9

(1) In millions of liters.
(2) Free samples for promotions are considered in sales volume.
(3) Includes sales of wine in Argentina for the domestic market, which equaled 1.4 million liters in 2008 and 2.1 million liters in 2009, and wine exports from Argentina, totaling 4.8 million in 2008 and 7.0 million in 2009, Including bulk sales export in Chile and Argentina of 9.2 million liters in 2008 and 11.5 million in 2009.

FISCAL YEAR ENDED DECEMBER 31, 2009 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2008 1

Net Sales

Our net sales were Ch$776,544 million in 2009 compared to Ch$710,189  million in 2008, representing a 9.3% increase, which is mainly due to higher sales volumes in beer Argentina, in non alcoholic beverages, and in wine.  Average prices per unit were higher in all segments.  The net sales performance of each of our business segments during 2009 is described below:

Beer Chile:  Our net sales of beer in Chile increased 3.0% to Ch$278,170 million in 2009, from Ch$270,058 million in 2008. This increase was due to a 6.0% increase in unit price and a 1.9% decrease in sales volume.  Lower sales volumes were mainly a result of the local effect of the global financial crises which adversely affected the employment, in particular in the construction sector. Higher per unit price is a consequence of the price increases in August and October 2008 and of a more premium sales mix.

Beer Argentina:  Our net sales of beer in Argentina increased 19.2% to Ch$137,296 million in 2009, from Ch$115,187 million in 2008.  This increase was due to 7.7% higher beer sales volume and 15.1% increase in per unit price in Chilean pesos. Higher volumes are due to the acquisition of ICSA in April 2008, which resulted in the addition of three new beer brands: Imperial, Bieckert and Palermo and a brewing facility in

1Segment analysis excludes "Other/eliminations" data.

Luján and also to a 0.9% organic growth. Higher prices were mainly due to price increases implemented during the year and a higher premium product mix.

Non Alcoholic beverages:  Our net sales of non-alcoholic beverages increased 7.7% to Ch$201,512 million in 2009, from Ch$187,071 million in 2008.  This increase in sales was due to a 3.8% increase in sales volume and 3.7% increase in unit price.  Higher sales volume is due to increases of 2.9%, 11.0% and 2.7% in soft drinks, nectars and water volumes. Unit price increased 3.3%, 2.2% and 4.8% in soft drinks, nectar and water respectively.

Wine:  Our net sales of wine increased 34.6% to Ch$124,726 million in 2009, from Ch$92,671 million in 2008.  The increase in sales is due to a 20.1% increase in sales volume and 9.8% increase in unit prices.  The increase in sales volume was the result of an organic increase of 6.7% and 13.4% is explained by the brands acquired with the merger of Viña San Pedro S.A. and Viña Tarapacá S.A. in the last quarter 2008. The total volume increase is broken down as follows: the Chilean domestic volume increased 5.5%, the Chilean exports grew 35.3% and Argentine wine volume was 50% higher. The increase in unit prices is due to 5.1%, 4.8% and 2.8% higher unit prices in the domestic market, Chilean exports and Argentine wine, respectively.

Spirits:  Our net sales of spirits increased 0.1% to Ch$38,830 million in 2009, from Ch$38,799 million in 2008. This decrease in sales is due to a 5.4% decrease in sales volume compensated by a 5.2% higher per unit price. Lower volume and price is mainly due to consumer’s habit changes towards other imported liquor.

Cost of Goods Sold

Our cost of goods sold consists primarily of the cost of raw materials, packaging, labor costs for production personnel, depreciation of assets related to production, depreciation of returnable bottles, licensing fees, bottle breakage and costs of operating and maintaining plants and equipment. Our cost of goods sold in 2009 was Ch$365,098 million compared to Ch$335,579 million in 2008. As a percentage of net sales, cost of goods sold was 47.0% in 2009 and 47.3% in 2008. Our cost of goods sold for each business segment during 2009 is described below:

Beer Chile:  Our cost of goods sold for our Chilean beer segment increased by 2.6% to Ch$114,108 million in 2009, from Ch$111,191 million in 2008.  This increase was due to higher costs of raw materials in US$ in addition to higher sales mix of premium and one-way products. Cost of goods sold as a percentage of net sales decreased from 41.2% in 2008 to 41.0% in 2009.

Beer Argentina:  Our cost of goods sold for our Argentine beer segment increased by 9.9% to Ch$61,154 million in 2009, from Ch$55,623 million in 2008. Cost of goods sold as a percentage of net sales decreased from 48.3% in 2008 to 44.5% in 2009, mainly due to higher volumes and costs of raw materials, higher personnel and energy costs.

Non Alcoholic beverages:  Our cost of goods sold for our non alcoholic beverage segment increased by 7.5% to Ch$101,075 million in 2009, from Ch$93,993 million in 2008. This increase was due to higher direct costs due to higher sales volume and higher costs of raw material, mostly sugar. Cost of goods sold as a percentage of net sales remained at 50.2% in 2009.

Wine:  Our cost of goods sold for our wine segment increased by 44.5% to Ch$77,855 million in 2009, from Ch$53,891 million in 2008.  This increase was mainly due to higher costs of grapes in 2009. Cost of goods sold as a percentage of net sales increased from 58.2% in 2008 to 62.4% in 2009.

Spirits:  Our cost of goods sold for our spirits segment increased by 0.5% to Ch$20,602 million in 2009, from Ch$20,502 million in 2008.  Cost of goods sold as a percentage of net sales increased from 52.8% in 2008 to 53.1% in 2009, mainly due to the lower costs of grapes in 2008.

Gross Profit

Our gross profit increased 9.8% to Ch$411,446 million in 2009, from Ch$374,610 million in 2008.  This increase was due to an increase in our sales above the increase in cost of goods sold.  As a percentage of net sales, gross profit increased from 52.7% in 2008 to 53.0% in 2009.

Marketing and Selling, Distribution and Administrative Expenses

Our marketing and selling, distribution and administrative expenses, or MSD&A, primarily include advertising and promotional expenses, salaries of administrative personnel, maintenance, general expenses, transportation costs and services provided by third parties.  Our MSD&A increased 9.0% in 2009 to Ch$273,591 million, from Ch$251,092 million in 2008.  As a percentage of net sales, our MSD&A decreased from 35.4% in 2008 to 35.2% in 2009. The MDA&A performance of each business segment during 2009 is described below:

Beer Chile:  The MSD&A of our Chilean beer segment increased 3.2% to Ch$86,072 million in 2009, from Ch$83,434 million in 2008.  The increase in MSD&A is mainly due to higher distribution expenses and marketing investment in relation to the launching of Cristal’s new image, partially offset by lower salary expenses.  As a percentage of net sales, our MSD&A remained at 30.9% in 2009.

Beer Argentina:  The MSD&A of our Argentine beer segment increased 19.3% to Ch$58,814 million in 2009, from Ch$49,297 million in 2008.  The increase in MSD&A is mainly due to higher distribution expenses, higher investment in marketing and higher personnel expenses.  As a percentage of net sales, our MSD&A remained at 42.8% in 2009.

Non Alcoholic beverages:  The MSD&A of our non alcoholic beverage segment increased 5.6% to Ch$75,503 million in 2009, from Ch$71,466 million in 2008. This increase is mainly due to higher distribution expenses.  As a percentage of net sales, our MSD&A for this segment decreased from 38.2% in 2008 to 37.5% in 2009, mainly due to the dilution of fixed expenses as a result of higher sale volumes.

Wine:  The MSD&A of our wine segment increased 21.1% to Ch$35,055 million in 2009, from Ch$28,939 million in 2008.  This increase in MSD&A is mainly related to higher volumes and to the merger with Viña Tarapacá in the last quarter of 2008. As a percentage of net sales, our MSD&A for this segment decreased from 31.2% in 2008 to 28.1% in 2009.

Spirits:  The MSD&A of our spirits segment decreased 2.1% to Ch$11,802 million in 2009, from Ch$12,053 million in 2008.  This decrease in MSD&A is mainly due to lower marketing expenses.  As a percentage of net sales, our MSD&A for this segment decreased from 31.1% in 2008 to 30.4% in 2009.

Other Operating Income/(expenses)

The Other operating income/(expenses) decreased in 2009 to a net expense of Ch$473 million as compared to an income of Ch$472 million in 2008. The negative variation was originated in the segments Beer Chile (Ch$261 million), Beer Argentina (Ch$359 million), Non Alcoholic beverages (Ch$268 million) and Wine (Ch$60 million), whereas in the Spirits segment the variation was positive Ch$224 million.

Operating Result

Our operating result increased by 10.8% in 2009 to Ch$137,382 million as compared to Ch$123,990 million in 2008. As a percentage of net sales, operating result increased from 17.5% in 2008 to 17.7% in 2009. The operating result performance of each of our business segments during 2009 is described below:

Beer Chile:  The operating result from our Chilean beer segment increased by 3.1% to Ch$77,191 million in 2009, from Ch$74,896 million in 2008.  Our operating margin for this segment remained at 27.7%.

Beer Argentina:  The operating result from our Argentine beer segment, measured in Chilean pesos, increased by 63.1% to Ch$17,328 million in 2009, from Ch$10,627 million in 2008.  The results of this business segment are affected by the fluctuation of the Chilean peso vis a vis the Argentine peso after choosing this latter currency as functional currency, when IFRS was adopted. Our operating margin for this segment increased from 9.2% in 2008 to 12.6% in 2009.

Non Alcoholic beverages:  The operating result from our non alcoholic beverage segment increased by 14.1% to Ch$24,686 million in 2009, from Ch$21,633 million in 2008. Our operating margin for this segment increased from 11.6% in 2008 to 12.3% in 2009.

Wine:  The operating result from our wine segment increased by 18.6% to Ch$12,220 million in 2009, from Ch$10,304 million in 2008.  Our operating margin for this segment decreased from 11.1% in 2008 to 9.8% in 2009.

Spirits:  The operating result from our spirits segment increased by 6.7% to Ch$6,421 million in 2009, from Ch$6,016 million in 2008. Our operating margin for this segment increased from 15.5% in 2008 to 16.5% in 2009.

Net Financial Expenses

Our net financial expenses increased 116.1% to Ch$10,367 million in 2009 as compared to Ch$4,797 million in 2008.  This increase is mainly due to a higher level of financial debt caused by the early procurement of the refinancing of a USD100 million loan due in November 2009 and the acquisition of Viña Tarapacá, in a year with complex world liquidity. We improved our liquidity by offering local bonds in April.

Income Share of Joint Venture

CCU has 50% participation in each of the following companies: Cervecería Austral S.A., Foods Compañía de Alimentos CCU S.A., Viña Valles de Chile S.A. and Promarca S.A. and the share of the profit in the referred companies decreased 13.7% to Ch$1,349 million in 2009, from Ch$1,564 million in 2008.

Result as per Adjustment Units and Foreign Currency Exchange Differences

The adjustment units applied to our liabilities due to Chilean inflation and foreign exchange fluctuations resulted in a net profit of Ch$2,800 million in 2009, as compared to a net loss of Ch$16,492 million in 2008. These results are largely due to the effect of a negative 2.3% inflation rate in 2009 compared to a positive 8.9% in 2008, over the Company’s UF2 denominated liabilities.  A loss results from holding a net position of UF denominated liabilities during inflationary periods, or from holding foreign currency denominated liabilities in excess of foreign currency denominated assets during periods of devaluation of the Chilean peso.

Immediately recognized negative goodwill

The absence of negative goodwill in 2009 represented a lower result of Ch$4,140 million as compared to 2008.

Other gains (losses) net

Our other gains increased from a net loss of Ch$2,586 million in 2008 to a net gain of Ch$21,915 million in 2009. The Ch$24,501 million variance is largely explained by the Ch$24,439 million result before taxes generated with the sale of 29.9% of Aguas CCU-Nestlé Chile S.A. in 2009.

Income Taxes

Our income taxes for 2009 amounted to Ch$11,724 million, translating into an effective consolidated tax rate of 7.7%. Income taxes in 2008 amounted to Ch$10,524 million translating into an effective consolidated tax rate of 9.9%.  In 2009, our effective consolidated tax rate was lower than the Chilean statutory rate of 17%, mainly due to a reduction in our income tax resulting from an investment restructuring and from non-taxable income generation.

Income of the year

Our income of the year increased 48.3% from Ch$95,303 million in 2008 to 141,365 million in 2008 due to a better operating result, a non recurrent profit in the sale of 29.9% of Aguas CCU-Nestlé Chile S.A. and a favorable financial position vis a vis a negative inflation.

Income Attributable to Equity Holders of Parent Company

Our Income Attributable to Equity Holders of Parent Company increased 41.6% from Ch$90,414 million to Ch$128,037 million for the reasons explained in the preceding paragraph.

Income Attributable to Minority Interest

Minority interest increased from Ch$4,890 million in 2008 to Ch$13,328 million in 2009. This increase was mainly due to better results in Aguas CCU-Nestlé Chile S.A., Compañía Pisquera de Chile S.A., Cervecera

2The Unidad de Fomento (UF) is a monetary unit expressed in Chilean pesos, whose value is indexed to the Chilean inflation.

Kunstmann S.A., Viña San Pedro Tarapacá S.A. and Compañía Industrial Cervecera S.A., coupled with a participation decrease in Aguas CCU-Nestlé Chile S.A.

Liquidity and Capital Resources

Our main source of liquidity has been cash generated by our operating activities, which amounted to Ch$126,936 million and Ch$150,844 million during 2008 and 2009, respectively.

Our cash flow from operations and working capital are our primary sources to meet both our short-term and long-term obligations. In the opinion of our management, they are sufficient to this end.

In 2009, our cash flows provided by operating activities totalled Ch$150,844 million. The main component of cash flows generated by operating activities in 2009 were amounts collected form clients net of payment to suppliers of Ch$392,971 million compared to Ch$339,206 million in 2008.

In 2009, our cash flows used in financing activities totalled Ch$37,057 million compared to Ch$29,847 million in 2008. The main components of cash flows used in financing activities consisted of dividends paid of Ch$50,710 million, repayment of bank borrowings of Ch$97,608 million and repayment of other financial liabilities of Ch$3,833 million, partially offset by proceeds from other financial liabilities of Ch$104,062 million and Proceeds from banks borrowings of Ch$13,970. In 2008, payments of cash dividends were Ch$50,310 million, repayment of bank borrowings was Ch$5,763 million, repayment of other financial liabilities were Ch$3,569 million, there were no proceeds from other financial and proceeds from bank borrowing were Ch$30,838 million.

In 2009, our cash used in investment activities totalled Ch$30,732 million compared to cash used in investing activities of Ch$154,141 million in 2008. The main components of cash used in investment activities in 2009 consisted of capital expenditures of Ch$57,892 million and payments for the acquisition of other financial assets of Ch$12,065, partially offset by the proceeds from sale of financial assets of Ch$10,125 and proceeds from the sale of subsidiaries net from cash of Ch$29,874 million, due mostly to the one time profit of Ch$24,416 million on the sale of 29.9% equity of Aguas CCU-Nestlé Chile S.A.

There are no material restrictions, either legal or economic, that would limit our ability to transfer funds (i.e., dividends, loans, or advances) from our subsidiaries to us.

As of December 31, 2009, we had Ch$63,992 million in cash, time deposits and marketable securities, which does not include Ch$73,362 million corresponding to readjustable promissory notes issued by the Central Bank and purchased under resale agreements. Indebtedness, including accrued interest, amounted to Ch$229,528 million as of December 31, 2009. Short-term indebtedness included:

• Ch$14,253 million of short-term bank borrowings.

• Ch$5,130 million of bonds payable.

• Ch$398 million of financial lease obligations

As of December 31, 2009, long-term indebtedness, excluding the current portion, comprised:

• Ch$38,920 million of long-term obligations to banks, and

• Ch$155,350 million of long-term obligations to the public represented by bonds.

• Ch$15,478 million of long-term financial lease obligations.

On April 2, 2009 the Company issued two series of notes for UF 3 million and UF 2 million for a total of Ch$104,188 million in order to refinance a previous loan of Ch$30.000 million and the US$100 million syndicated loan due in November 2009. The conditions of the bonds are as follows:

	“I” Series	“H” Series
UF amount	3 million	2 million
Term	5 years	21 years
Duration	4.63 years	11.5 years
Amortization	Bullet	Since year 11
Interest Rate	UF+3.00%	UF+4.25%

As mentioned before, during the last quarter of 2009 we repaid a syndicated loan of US$100 million which had been converted into a fixed-rate UF loan through a cross currency swap.

As of December 31, 2009, we were required, under our debt covenants then in effect, to maintain certain financial ratios.  The most significant covenants required us to maintain a consolidated interest coverage ratio (the ratio of operating income plus depreciation and operating amortization to interest expenses) equal to or higher than 3.00 to 1.00, to maintain a consolidated leverage ratio (the ratio of financial debt to operating income plus depreciation and operating amortization) equal or lower than 3.00 to 1.00, and a minimum consolidated equity of UF15 million (as of December 31, 2009, approximately Ch$314,143 million), of UF4 million (Ch$83,772million) in Viña San Pedro Tarapacá S.A. and of UF800 thousand (Ch$16,754 million) in CPCh. Furthermore, we were required to maintain an indebtedness ratio (the ratio of total liabilities to shareholders’ equity) no greater than 1.5 to 1.0 on a consolidated basis and 1.7 to 1.0 on an unconsolidated basis, as well as a ratio of our unpledged assets over our unsecured liabilities of at least 1.2, on both a consolidated and unconsolidated basis. The definition of all covenants and it’s calculations were defined to suit Chilean generally accepted accounting principles, or Chilean GAAP, which are no longer in use since the Company adopted the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board. For that reason, the Company is in the process of adapting these requirements to the new accounting standards and principles. Using the best association between both sets of rules and maintaining the spirit as well as the contracts fundamentals of the obligations, the Company was in compliance.

At December 31, 2009 and applying the best equivalence, we met all our financial debt covenants and had a consolidated interest coverage ratio of 14.59 to 1, a consolidated leverage ratio of 1.29 to 1. The consolidated equity attributable to equity holders of the parent company as of December 31, 2009 was Ch$462,230 million (UF22.1 million). Our indebtedness ratio was 0.93 and the ratio of unpledged assets over unsecured liabilities was 2.08 on a consolidated basis, respectively.

None of our indebtedness, or that of our subsidiaries, contains any term that restricts our ability to pay dividends, except for our syndicated loan and local bonds that require us to maintain a minimum consolidated equity of UF15 million (as of December 31, 2009, approximately Ch$314,143 million).

The following table summarizes debt obligations held by us as of December 31, 2009. The table presents principal payment obligations in millions of Chilean pesos by interest rate structure, financial instrument and currency, with their respective maturity dates and related weighted-average interest rates:

Interest-Bearing Debt as of December 31, 2009
(millions of Ch$, except percentages)

				Expected Maturity Date
Fixed rate	Average Int. Rate		2010	2011	2012	2013	2014	Thereafter	TOTAL
Ch$ (UF) (1)	Bonds	3.7%	Ch$9,405	9,263	9,121	8,979	70,730	104,499	211,997
Ch$ (UF) (1)(2)	Banks	6.2%	11,993	1,394	1,414	1,230	1,162	29,754	46,948
US$	Banks	6.8%	1,835	-	-	-	-	-	1,835
Argentine pesos	Banks	17.0%	418	-	-	-	-	-	418
TOTAL			Ch$23,651	10,657	10,535	10,209	71,892	134,253	261,198

Variable rate	Average Int. Rate		2009	2010	2011	2012	2013	Thereafter	TOTAL
Euro	Banks	6.0%	156	-	-	-	-	-	156
US$ (3)	Banks	1.8%	1,801	1,641	37,094	1,141	-	-	41,677
TOTAL			Ch$1,957	1,641	37,094	1,141	-	-	41,833

(1) A UF (Unidad de Fomento) is a daily indexed, peso-denominated monetary unit. The UF is set daily in advance based on the previous month's inflation rate.
(2) Banks and Financial Institutions.
(3) Includes the US$70 million syndicated loan, which are hedged through cross-currency interest rate swap agreements. LIBOR as of December 31, 2009 was applied until maturity.

To hedge our market risks, we hold debt obligations in various currencies and enter into derivatives contracts.  See “Item 11: Quantitative Information about Market Risk.”

Our treasury policy is to invest in highly liquid financial instruments issued by first class financial institutions.  Investments are made primarily in Chilean pesos and U.S. dollars.  As of December 31, 2009, we had invested Ch$110,171 million in Chilean peso related instruments, Ch$856 million in U.S. dollar and CH$177 million in instruments denominated in other currencies.

The following table summarizes financial instruments, including time deposits, marketable securities and securities purchased pursuant to repurchase agreements, held by us as of December 31, 2009:

Short-Term Financial Instruments
(Ch$ million)

Ch$	110,171
US$	856
Other currencies	177
TOTAL	111,204

Capital Expenditures Commitments

Our plans for capital expenditures through 2013 period are displayed in the following table.

Business Unit	2010	2011	2012	2013
		(Ch$ Millions)
Beer Chile
Machinery and equipment	23,897	29,989	16,435	9,049
Packaging	8,112	5,023	4,953	5,200
Marketing assets	2,644	2,506	2,548	2,592
Software and hardware	151	84	84	84
Others	114	99	191	88
Total	34,919	37,700	24,211	17,013

Beer Argentina
Machinery and equipment	4,686	7,911	1,420	10,615
Packaging	4,311	2,759	2,759	2,759
Marketing assets	1,395	1,352	1,352	1,352
Software and hardware	790	54	54	487
Others	130	5	222	5
Total	11,311	12,081	5,806	15,218

Non alcoholic beverages
Machinery and equipment	5,564	8,032	11,110	4,773
Packaging	5.337	5,487	5,759	6,045
Marketing assets	5,254	6,283	6,238	4.168
Software and hardware	20	10	10	10
Others	110	224	201	204
Total	16,285	20,036	23,364	15,200

Wine
Machinery and equipment	4,047	5,272	4,006	3,452
Packaging	733	1,442	1,510	1,581
Marketing assets	40	-	-	-
Software and hardware	97	139	141	142
Others	1,124	1,140	1,074	1,076
Total	6,040	7,992	6,730	6,252

Spirits
Machinery and equipment	1,510	2,197	1,006	777
Packaging	-	-	-	-
Marketing assets	66	66	66	66
Software and hardware	-	-	-	-
Others	85	-	-	-
Total	1,661	2,263	1,072	843

Others	31,321	19,207	23,191	18,578

Total	101,538	99,279	84,376	73,104

During the years 2010 through 2013, we plan to make capital expenditures mainly to adapt, update and increase production capacity, install new packaging lines, enhance environmental protection, optimize our distribution system and warehouse facilities, invest in additional returnable bottles and crates to replace obsolete inventories, adapt to new packaging formats and support industry volume growth.  Capital expenditures are also focused on improving management information systems and making additional investments in marketing assets.

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

Contractual Obligations

The following table summarizes our known contractual obligations as of December 31, 2009:

		Payments due by period
	(unaudited, in million of Chilean pesos)
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-Term Debt Obligations	268,289	24,574	57,858	81,173	104,683
Capital Lease Obligations (1)	34,742	1,035	2,069	2,069	29,570
Operating Lease Obligations (2)	118,437	48,842	30,297	13,233	26,064
Purchase Obligations (3)	199,952	47,232	70,751	28,880	53,089
Total	621,420	121,683	160,975	125,356	213,406
(1) Includes our obligation to lease our new headquarter building (see Note 24 to the financial statements).
(2) Includes real state property, vineyards and warehouse leases, as well as marketing contracts.
(3) Includes raw material purchase contracts

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements involving any transactions, agreements or other contractual arrangements involving an unconsolidated entity under which we have:

•         made guarantees;

•         a retained or a contingent interest in transferred assets;

•         an obligation under derivative instruments classified as equity; or

•         any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or that engages in leasing, hedging or research and development arrangements with us.

We record payments made under operating leases as expenses, and none of our operating lease obligations are reflected on our balance sheet. We have no other off-balance sheet arrangements. See Note 31 to our audited consolidated financial statements for a more detailed discussion of contingencies, including guarantees.

Research and Development

Innovation is the driver that allows CCU to meet a constantly evolving demand. Our research and development efforts to continuously satisfy the market introducing new products and brands, although significant, do not involve material expenditures, as we have a close relationship with the companies that own the brands subject to license contracts. Thus, development is focused on the development of spirits, namely variants of pisco and rum. The relationship with the license owners is a constant resource in these matters as well as in the application of production best practices, providing access to the “state of the art” in the industry. In 2003, we entered into two technical agreements with Heineken International for assistance regarding all technical issues related to the production and bottling of Heineken Lager, one for Chile and the other one for Argentina. The initial term of these agreements is ten years beginning in June 2003, renewable for subsequent periods of five years. In May 2004, we entered into a technical assistance agreement with Heineken Technical Services B.V. for operational aspects of our breweries, with an initial term of one year, renewable for subsequent periods of one year each.  See “Item 6: Directors, Senior Management and

Employees” and “Item 7: Major Shareholders and Related Party Transactions”.  The license agreement between CCU Argentina and Anheuser-Busch, signed in 1995, as amended, also provides us with both technical and marketing assistance for the production and marketing of Budweiser beer brand in Argentina.  See “Item 4: Information on the Company – Our Business – Business Overview – Our Beer Business – Our Beer Business in Argentina – Beer Production and Marketing in Argentina”.

Critical Accounting Policies and Practices

A summary of our significant accounting policies is included in Note 2 to our audited consolidated financial statements, which are included in this annual report. The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on historical experiences, changes in the business environment and information collected from qualified external sources. However, actual results may differ from estimates under different conditions, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results and/or require management’s subjective judgments. The most critical accounting polices and estimates are described below.

a) Property, plant, equipment and bottles: The key judgments we must make under the property and equipment policy include the estimation of the useful lives of our various asset types, expected residual values, the election to utilize primarily the straight-line method for recording depreciation, management’s judgment regarding appropriate capitalization or expensing of costs related to fixed assets, and the evaluation of potential impairments, if any.

Property and equipment are stated at cost and are depreciated using the straight-line method based on the estimated useful lives of the assets.  In estimating the useful lives (residual values are considered) we have primarily relied upon actual experience with the same or similar types of equipment and recommendations from the manufacturers. Useful lives are based on the estimated amount of years an asset will be productive and are revised periodically to recognize potential impacts caused by new technologies, changes to maintenance procedures, changes in utilization of the equipment, and changing market prices of new and used equipment of the same or similar types.

Property and equipment assets are evaluated for possible impairment. Factors that would indicate potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived asset(s), a significant change in the long-lived asset’s physical condition and operating or cash flow losses associated with the use of the long-lived asset. This process requires our estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the appropriate asset’s carrying values are written down to net realizable value and the amount of the write-down is charged against the results of continuing operations.

Expenditures that substantially improve and/or increase the useful life of facilities and equipment are capitalized. Other maintenance or repair costs are charged income as incurred.

b) Goodwill, impairment of goodwill and other intangible assets: Management exercises judgment in assessing goodwill and the useful lives of other intangible assets including commercial trademarks and software programs. Judgments are also exercised for assessing potential impairments for these kinds of assets. Goodwill is recorded as the excess of the purchase price of companies acquired over the fair value of identifiable net assets acquired and is accounted for at its cost value less accumulated impairment losses, if any. Goodwill in the acquisition of joint ventures is assessed for impairment as part of the investment, provided that there are signs indicating that the investment may be impaired. We annually review the recorded value of our goodwill, or sooner if changes in circumstances indicate that the carrying amount may exceed fair value.  Recoverability of the carrying value of the asset is determined by comparing net book value, including goodwill, to fair value based on the estimated future net cash flows of the relevant assets. See Note 2.14.

c) Deposits on bottles and containers:  In Chile, returnable bottles are proprietary and are only given to customers in exchange for a deposit equivalent to a significant portion of the replacement cost of such bottles. The amount collected is recorded in the deposits on bottles and containers liability account that is not price-level adjusted. The deposit is returned to the customer when the bottles and the commodity agreement are returned. The expected return of bottles and containers put into circulation in the market and the estimated value of valid deposits, especially those from glass bottles, are adjusted annually.  The adjustment is based on an estimate that is carried out by counting the bottles held by customers and adding an estimate of the number of bottles in hands of the final consumers. This latter estimate is based on independent studies and historical information regarding the return of these bottles. In Argentina, all companies use the same returnable bottles. Therefore, unlike in Chile where returnable bottles are proprietary and require a deposit, bottles are delivered in bailment to customers. See Note 2.19.

d) Severance Indemnities: As of December 31, 2008, the liabilities for mandatory severance indemnities have been determined at their current actuarial value, based on the accrued cost of the benefit, using an annual discount interest rate of 7.7% (7.6% in 2008).  The calculation also considers several assumptions such as the estimated years of service that the personnel will have at the date of their retirement, mortality rates and future salary increases.

e) Financial instruments:  The Company recognizes a financial asset or liability in its balance sheet when it becomes a part of the contractual stipulations of a financial instrument. As of the date of the initial recognition, Management classifies its financial assets (i) at fair value through income and (ii) collectible credits and accounts, depending on the purpose for which the financial assets were acquired. The fair value of the instruments that are actively quoted in formal markets is determined by the quoted price as of the financial statements closing date. For those investments without an active market the fair value is determined using valuation techniques, among them (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flows, and (iv) other valuation models.

The assets at fair value through income include financial assets held for trading, and financial assets classified as held for trading by the Company. Financial assets are classified as held for trading when acquired with the purpose of selling them within a short term. Derivative instruments are classified as held for  trading unless they are classified as hedge instruments.

The calculation of the estimated losses due to deterioration in trade receivable credits or accounts, is determined on a case by case analysis by applying differentiated percentages, taking into account maturity factors, until reaching 100% in most of the debts older than 180 days. The exception are those cases which in accordance with current policies, losses are estimated on a partial deterioration basis.

Trend Information

The Chilean economy experienced a 1.5% decrease in 2009 after increasing 3.5% in 2008. The GDP growth had its worst period in the second quarter dropping 4.5% whereas it showed a 2.1% increase in the last quarter of 2009. The Chilean economy felt the impact of the global financial crisis towards the end of 2008. It followed the same pattern as in the more developed countries: liquidity shortage slowed down investments which increased unemployment, which in turn reduced consumption.  On the domestic side of the economy during 2009, the internal demand fall 5.9%, private consumption increased only 0.9% and capital accumulation was negative 15.3%, with a sharp decrease in equipment (24.2%) and in construction (6.1%). With regards to private consumption, the mentioned average of 0.9% increase was a result of 8.4% decrease in durable goods offset by a positive 2% in non-durable goods. On the other hand, Public spending increased 6.8%.  In such scenario, the inflation rate was negative 1.4% and unemployment was 9.7%, that is 2 percentage points higher than the 2008 unemployment rate. We cannot assure you that our products’ consumption will vary in the same proportion as the overall economic indicators, since there is no perfect correlation. The conditions in particular sectors of the economy may have different impact in our business. Factors such as competition and changes in relative prices among the various types of beverages can affect the consumption of our products. In particular, our beer brands in Chile may face increased competition from other brewers as well as from alcoholic beverages, such as wine and spirits, and non‑alcoholic beverages, such as soft drinks. Historically, beer consumption in Chile historically has been influenced by changes in domestic wine prices.  Increases in domestic wine prices tend to increase beer consumption, while reductions in wine prices have reduced or slowed down the growth of beer consumption.  For example, during 2005 beer consumption and wine prices increased significantly.  However, in 2006, beer consumption grew significantly but wine prices decreased.  Recently, as a result of a smaller 2008 wine harvest and the higher international demand for Chilean wine, the price of bulk wine increased.  Similarly, the price of soft drinks has decreased relative to the price of beer over the past few years due to lower packaging costs and the introduction of larger packaging formats, which may also affect further growth in beer consumption.

Since 2005, the Argentine government has restricted gas exports to Chile due to supply problems in that country.  This situation has increased the costs of operating our beer production plants in Chile and Argentina, as well as our soft drinks plants in Chile.  Additionally, it has increased electrical power costs related to these same gas restrictions.  We do not need additional investments because our boilers can work with gas or with alternative fuels, such as diesel oil or butane gas. In addition, the new plant built in Quintero to process imported GNL (liquefied natural gas) started its operation in August 2009, bringing relief to the energy issue. More investments seeking a diversified matrix of energy resources, mostly private, are in the process of materialization: GNL plants, hydroelectric plants and windmill plants.

After four years of recession in Argentina, during 2003, the economy stabilized, evidenced by significant increases in consumption and in the recovery of prices in the beer industry.  This positive trend has continued throughout 2004, 2005, 2006, 2007, 2008, and 2009, when GDP grew 9.0%, 9.2%, 8.5%, 8.7%, 7.0% and 0.2%, respectively.  Nevertheless, further recovery in Argentina will depend on deep structural reforms in many areas, including regulations in several markets, as well as the solution of the local energy crisis and an increase in investments to support current economic growth.

Revenues from CCU Argentina, in Chilean pesos, are also subject to the volatility of exchange rates of the Chilean peso and Argentine peso in any given period.  This volatility may also affect the level of income reported from our foreign operations under IFRS.

The most relevant recent event for the economy is the recovery from the February 27, 2010 earthquake in Chile, the fifth largest earthquake. The extent of the damage to the country’s infrastructure will be an obstacle for the expected growth target of the new government in the short term. The consequence of this natural disaster is expected to reduce the 6% GDP expected growth by 3 to 2 percentage points. However, our experience from other natural disasters is that economic growth resumes soon after reconstruction efforts begin.

ITEM 6: Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth certain information with respect to our executive officers and members of our board of directors, as of April 2010:

Directors	Position	Position Held Since	At CCU Since

Guillermo Luksic (1)	Chairman of the Board and Director	September 1990 (Chairman) November 1986 (Director)	November 1986
John Nicolson (2)	Vice Chairman of the Board and Director	November 2008 (Vice Chairman) October 2008 (Director)	October 2008
Andrónico Luksic (1)	Director	November 1986	November 1986
Giorgio Maschietto	Director	April 2001	April 2001
Manuel José Noguera	Director	May 1987	May 1987
Carlos Olivos	Director	October 2003	October 2003
Philippe Pasquet	Director	June 2003	June 2003
Francisco Pérez (3)	Director	July 1998	February 1991
Alberto Sobredo	Director	April 2007	April 2007

Senior Management	Position	Position Held Since	At Company Since

Patricio Jottar	Chief Executive Officer	July 1998	July 1998
Marcela Achurra	Legal Affairs Manager	February 2005	September 1995
Javier Bitar	Viña San Pedro Manager	January 2008	May 2004
Marisol Bravo	Corporate Affairs and Public Relations Manager	June 1994	July 1991
Theodorus De Rond	CCU Chile Manager	September 2007	September 2007
Pablo De Vescovi	Human Resources Manager	September 1998	November 1994
Francisco Diharasarri	ECUSA Manager	October 2003	June 1985
Roelf Duursema	General Comptroller	January 2005	November 2004
Alvaro Fernández	Cía. Pisquera de Chile Manager	March 2005	September 1998
Armin Kunstmann	Chairman of Cía. Cervecera Kunstmann	May 2002	November 2006
Dirk Leisewitz	Corporate Operations Manager	January 2005	December 1987
Hugo Ovando	Development Manager	September 2002	September 1997
Ricardo Reyes	Chief Financial Officer	July 2005	July 1996
Fernando Sanchis	CCU Argentina Manager	May 1995	November 1994

(1)	Mr. Guillermo Luksic and Mr. Andrónico Luksic are brothers.
(2)

Our Board of Directors, at its meeting held on October 1, 2008, appointed Mr. John Nicolson as Director following the resignation of Mr. Massimo von Wunster as Vice Chairman and Director. Mr. Nicholson was appointed Vice Chairman of the Board on November 5, 2008.

(3)	Mr. Francisco Pérez was our Chief Executive Officer between 1991 and 1998.

Guillermo Luksic (54), has served as our Chairman of the Board and Director since September 1990 and November 1986, respectively.  He is currently Chairman of the Board of Directors of Quiñenco S.A., CCU Chile Ltda., ECUSA, CCU Argentina S.A., Viña San Pedro Tarapacá S.A., Telefónica del Sur S.A. and Madeco S.A., as well as a member of the board of directors of several other companies, including CICSA, Compañía Pisquera de Chile S.A., Banco de Chile, Antofagasta plc. and IRSA.

John Nicolson (56), has served as our Director since October 2008 and was appointed as Vice Chairman in November 2008.  He is currently President of Heineken Americas, having joined from Scottish&Newcastle following its acquisition by Heineken N.V. He is also a member of Heineken’s Executive Committee, a board member of United Breweries India and a member of Edinburgh University’s Advisory Board. He received a degree in Marketing and Economics at the University of Strathclyde, Scotland, and also completed the Executive Programme at Carnegie Mellon University, USA and the Directors’ Forum at London Business School, United Kingdom,

Andrónico Luksic (56), has served as our Director since November 1986.  He is currently Chairman of the Board of SM Chile S.A., Vice Chairman of the Board of Banco de Chile, Quiñenco S.A. and LQIF S.A., as well as a member of the board of directors of several other companies, including Madeco S.A.

Giorgio Maschietto (70), has served as our Director since April 2001, and served as our Vice Chairman of the Board from April 2001 until May 2007.  He is also currently a member of the board of directors of Viña San Pedro S.A., ECUSA, Cervecera Chile Ltda., CCU Argentina S.A., CICSA, Compañía Pisquera de Chile S.A., IRSA, Cecinas San Jorge S.A. and Multitiendas Corona S.A.  Until his retirement in 1998, he held several positions at Unilever in Italy, United Kingdom and Chile.  He studied chemical engineering at the Catholic University of Valparaíso.

Manuel José Noguera (60), has served as our Director since May 1987.  He is currently Chief Legal Counsel of Quiñenco S.A. and senior partner at the law firm Noguera, Larraín y Dulanto Ltda.  He has been working with the Luksic group for over 30 years.  He is member of the board of several companies, including IRSA, Foods Compañía de Alimentos S.A. and LQ Inversiones Financieras S.A. and he is an advisor to the Board of Madeco S.A.  He received his law degree from the Catholic University of Chile.

Carlos Olivos (68), has served as our Director since October 2003.  He is currently senior partner at the law firm Guerrero, Olivos, Novoa y Errázuriz Ltda., as well as member of the board of directors of Banco Santander Santiago S.A.  He received his law degree from the University of Chile and his Master’s degree in Comparative Jurisprudence from the New York University Law School.

Phillipe Pasquet (71), has served as our Director since June 2003.  He has been working for Heineken since 1976.  He is member of the board of directors of CCU Argentina S.A., Viña San Pedro S.A., ECUSA, Compañía Pisquera de Chile S.A., Foods Compañía de Alimentos S.A. and IRSA, as well as Florida Bebidas S.A. in Costa Rica and Cervecería Baru-Panamá in Panama.  He received degrees from the Ecole Supérieure de Commerce at Dijon, France, the Institut International de Commerce at Paris, and the Centre Européen d’Education Permanente at Fontainebleau, France.

Francisco Pérez (52), has served as our Director since July 1998.  He is Chief Executive Officer of Quiñenco S.A. since 1998.  Prior to joining Quiñenco, he was our Chief Executive Officer, or CEO, between 1991 and 1998. He is member of the board of several companies, including CCU Argentina S.A., ECUSA, Viña San Pedro S.A., Compañía Pisquera de Chile S.A., IRSA, Madeco S.A., Banco de Chile, Banchile Corredores de Bolsa, LQ Inversiones Financieras S.A., Telefónica del Sur S.A., Cía. de Teléfonos de Coyhaique S.A. and Foods Compañía de Alimentos S.A. He received a degree in Business Administration from the Catholic University of Chile and a Master’s degree in Business Administration from the University of Chicago.

Alberto Sobredo (61), has served as our independent Director since April 2007 when he was appointed by the Pension Fund administrators. He is also currently member of the board of directors and  President of the Marketing Circle of ICARE. He held several positions at Gillette, Reckitt & Colman and Unilever, where he was President and CEO of Unilever Latin America until his retirement in January 2007. He received a Doctorate degree in Management Sciences from the University UADE in Argentina.

Patricio Jottar (47), has served as our Chief Executive Officer since 1998.  He is also currently a Director of CCU Argentina, ECUSA, Viña San Pedro S.A., Foods Compañía de Alimentos S.A., Cervecería Austral S.A., Aguas CCU-Nestlé Chile S.A. and Compañía Cervecera Kunstmann S.A. and is Chairman of the Board of Compañía Pisquera de Chile S.A..  Prior to joining us, he was Chief Executive Officer of Santander Chile Holding.  He received a degree in Business Administration from the Catholic University of Chile and a Master’s degree in Economics and Business Administration from the Instituto de Estudios Superiores de la Empresa (“IESE”), in Barcelona, Spain.

Marcela Achurra (44), is our Legal Affairs Manager and has been with us since 1995.  She is also a Director of Aguas CCU-Nestlé Chile S.A.  Prior to her current position, she was Legal Counsel of our subsidiary Viña San Pedro S.A.  She received her law degree from the Catholic University of Chile.

Javier Bitar (44), is the General Manager of VSPT and has been with us since 2004.  Additionally, he is member of the board of Viñas Valles de Chile S.A., a joint venture of VSPT.  Prior to his current position, he was Chief Operating Officer of VSPT and General Manager of Viña Santa Helena.  Prior to joining us, he was Senior Partner at Grupo Sur Consultores, a boutique consulting firm specializing in management consulting and business process design.  He received Bachelor’s and Master’s degrees in Mathematical Engineering from the University of Chile and a diploma in Corporate Finance from the University Adolfo Ibáñez in Chile.

Marisol Bravo (50), is our Corporate Affairs and Public Relations Manager and has been with us since 1991.  Prior to her current position, she was Head of Special Projects.  Before joining us, she was Assistant Manager of Marketing at Citicorp Mutual Funds.  She received a degree in Business Administration from the University of Chile.

Theodorus De Rond (55), is the General Manager of CCU Chile and has been with us since 2007.  He is also currently a Director of Cervecería Austral S.A.  He has been working with Heineken since 1978, in different countries around the world, in senior marketing and sales positions, as well as General Management.  Prior to joining us he was Managing Director of Guinness Anchor Berhad (a joint venture between Asian Pacific Breweries and Diageo) in Malaysia, and before that the Corporate Marketing Director of Heineken in Amsterdam.  He received a degree from Retail College of the Netherlands and has studies in Strategic Marketing, Finance and General Management programs from INSEAD in France.

Pablo De Vescovi (57), is our Human Resources Manager and has been with us since 1994.  Prior to serving in this capacity, he was Human Resources Manager of ECUSA.  Before joining ECUSA he was the Human Resources Manager of Embotelladora Chile S.A. (“Embochile”), a former PepsiCo bottler, and Human Resources Vice President of The Chase Manhattan Bank in Chile.  He received a degree in Business Administration from the Catholic University of Chile.

Francisco Diharasarri (49), is the General Manager of ECUSA and has been with us since 1985.  Prior to his current position, he was General Manager of CCU Chile, General Manager of ECUSA and General Manager of PLASCO.  He is also currently Chairman of the Board of Foods Compañía de Alimentos S.A. and Aguas CCU-Nestlé Chile S.A.  He received a degree in Civil Engineering from the University of Chile.

Roelf Duursema (59), is our General Comptroller and has been with us since 2004.  He has been working with Heineken since 1978, in different countries around the world, in marketing, sales, finance and information technology positions, as well as General Management.  Prior to joining us he was the Director for Corporate Information Technology for the Heineken Group.  He received a degree in Mechanical Engineering from the Technical University Delft in the Netherlands and a Master’s degree in Economics from the Erasmus University in Rotterdam.

Alvaro Fernández (43), was the General Manager of Compañía Pisquera de Chile until April 30, 2010. After  being with us since 1998 he resigned and became CEO in another industry.  Prior to having the position, he was General Manager of Pisconor and our Development Manager.  He is also Director of Cervecería Austral S.A., Compañía Cervecera Kunstmann S.A., CICSA and Transportes CCU Ltda.  Prior to joining us he was Commercial Manager of Santander Life Insurance Company and Vice President of Citicorp.  He received a degree in Business Administration from the Catholic University of Chile. The current General Manager of Compañía Pisquera de Chile is Mr. Hugo Ovando, our former Development Manager.

Armin Kunstmann (57), is the Chairman of the Board of Compañía Cervecera Kunstmann S.A., or CCK, and has been with us since 2006.  He started its original brewery in 1991, which later became CCK.  He is currently Director of Levaduras Collico S.A., a yeast company, and of Austral Incuba, a new business development center of Universidad Austral from Valdivia, an important university in Southern Chile.  Prior to his current position, he was General Manager of Levaduras Collico S.A. during 12 years.  He received a degree in Chemical Civil Engineering and a Master’s degree in Chemical Engineering from the University Federico Santa María in Chile.

Dirk Leisewitz (64), is our Corporate Operations Manager and has been with us since 1987.  He is currently Director of Cervecería Austral S.A., Compañía Cervecera Kunstmann S.A. and Clínica Alemana de Santiago S.A., a major private hospital in Chile.  He is also a council of the Universidad Del Desarrollo, a large private university in Chile.  Additionally, until April 2008, he was member of the board of the Chilean-German Chamber of Commerce and Industry.  Prior to his current position, he was our General Comptroller during 17 years.  Prior to joining us, he was Division Manager of the Morgan Guaranty Group in Chile.  He received a degree in Industrial Civil Engineering from the University of Chile, and a Master’s degree in Administration and Management from the Catholic University of Louvain in Belgium.

Hugo Ovando (40), was our Development Manager and had been with us since 1997. He was appointed General Manager of Compañía Pisquera de Chile and assumed the position as of April 30, 2010. He is also a Director of Aguas CCU-Nestlé Chile S.A.  Prior to these positions, he was Corporate Projects Manager and Investor Relations Manager.  He received a degree in Business Administration from the Catholic University of Chile and a Master’s degree in Business Administration from Babson College. Our current Development Manager is Mr. Stephen Koljatic who has been with us since 2003, Mr Koljatic was our Strategic planning vice manager until 2005. During 2006 he was the finance manager in Transportes CCU.  Later he joined Heineken’s Group Commerce in the Netherlands until 2008 when he assumed the sales managers position in Comercial CCU.

Ricardo Reyes (55), is our Chief Financial Officer and he has been with us since 1996.  Prior to his current position, he was the General Manager of VSPT between May 2004 and July 2005, and our Chief Financial

Officer for almost 9 years.  Prior to joining us, he worked 18 years at Esso Chile Petrolera, an Exxon affiliate, holding the positions of Operations Manager, Financial and Planning Manager, and Information System Manager.  He received a degree in Civil Engineering from the Catholic University of Chile.

Fernando Sanchis (49), is the General Manager of CCU Argentina and has been with us since 1995. Prior to joining us, he was Chief Financial Officer of Embochile, a former PepsiCo bottler and held the same position at Uruguay’s PepsiCo’s bottler. He received an accounting degree from the Buenos Aires University of Argentina.

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

Compensation

For the year ended December 31, 2009, the aggregate amount of compensation paid by us to all our directors was Ch$1,457 million.

The board of directors’ compensation is determined by the shareholders at the annual general shareholders’ meeting. The Board’s compensation, approved at our shareholders’ meeting held on April 20, 2010, consists of an attendance fee per meeting of UF100 per board member and a fee that is twice as much for the Chairman, along with a profit-sharing amount equal to 3% of distributed dividends for all board members, proportionately (prior to 2008 this amount was 5% of distributed dividends).  If distributed dividends exceed 50% of our liquid profits, the profit-sharing amount will be calculated over a maximum of 50% of our liquid profits.  Additionally, board members who participate in the Directors Committee and Business Committee receive UF25 and UF17, respectively, for each meeting they attend. Law 18,046 introduced a mandatory remuneration for the board members who are members of the Directors Committee, consisting in one third of the remuneration a board member receives in such capacity. The rule will be effective in 2010 and the Shareholders Meeting of April 20, 2010 approved that this remuneration will be paid with UF 34 for each meeting the board member attends a session and the remaining portion, up to the mandated one third, will be paid as the dividends are distributed. Furthermore, board members who sit on the Audit Committee receive UF25 monthly.  In 2009, the total compensation paid by us and our subsidiaries to each of our directors for services rendered was as follows:

	Attendance	Dividend
Director	Meetings fee (1)	Participation	Total
		(Ch$ thousands)
Guillermo Luksic	74,297	140,086	214,383
John Nicolson	23,172	22,953	46,125
Massimo von Wunster	-	114,765	114,765
Andrónico Luksic	4,196	137,718	141,914
Giorgio Maschietto	91,288	138,902	230,190
Manuel José Noguera	23,125	137,718	160,843
Carlos Olivos	27,309	137,718	165,027
Philippe Pasquet	83,495	138,902	222,397
Francisco Pérez	87,266	138,902	226,168
Alberto Sobredo	37,315	137,718	175,033

(1) Includes the remuneration for members of the Audit, Directors and Business Committees.

For the year ended December 31, 2009, the aggregate amount of compensation paid to our senior managers, to other managers and to the main executives, was Ch$6,728 million.  We do not and are not required under Chilean law to disclose to our shareholders or otherwise make public information as to the compensation of our individual senior managers.

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

Directors Committee.  The Chilean Corporations Act was amended, effective December 20, 2000.  The following is a summary of the main provisions of the amendment.  Under the amendment, the boards of directors of corporations whose market capitalization reaches or exceeds 1.5 million Unidades de Fomento (as of April 30, 2010 approximately Ch$31,547 million) shall designate a comité de directores or “directors committee”.  If the market capitalization falls below this threshold, the obligation to designate a directors committee disappears.  However, corporations which do not reach the threshold may voluntarily assume the obligations concerning the directors committee, in which case they shall strictly follow the provisions of the amendment.

The directors committee has the following powers and duties:

•         to examine the independent accountants’ reports, the balance sheets, and other financial statements submitted by the corporation’s managers or liquidators to the shareholders, and issue an opinion about them prior to their submission for shareholder approval;

•         to propose to the board of directors, the independent accountants and the risk rating agencies to be hired, which the board must then propose on the first case and inform on the second, annually to the shareholders. Should the board of directors disagree with the directors committee’s proposal, the board shall be entitled to make its own proposal, submitting both to the shareholders for their consideration;

•         to examine the documentation concerning (i) contracts or agreements in which directors have an interest and (ii) transactions between related or affiliated companies, and to produce a written report on such documentation.  A copy of the report shall be delivered to the Chairman of the board, who shall read it at the board meeting in which the transaction is presented for approval or rejection;

•         to examine the managers’ and principal executives’ remuneration policies and compensation plans; and

•         all other matters contemplated in our bylaws or entrusted to the directors committee by a shareholders’ meeting or the board of directors.

For purposes of the related party transactions mentioned in the third bullet point above, the following persons are considered by the Securities Market Law and the Chilean Corporations Act to be related to a company:

•         any entities within the financial conglomerate to which the company belongs;

•         corporate entities that have, with respect to us, the character of parent company, affiliated company or subsidiary. Parent companies are those that control directly or indirectly more than 50% of the subsidiary’s voting stock (or participation, in the case of business organizations other than stock companies), or that may otherwise elect or appoint, or cause the election or appointment, of the majority of the directors or officers. Limited partnerships (sociedades en comandita) may likewise be a subsidiary of a corporation, whenever the latter has the power to direct or guide the administration of the general partner (gestor) thereof. For this purposes, affiliated companies are those where one of them, without actually controlling the other, owns directly or indirectly 10% or more of the latters voting stock (or equity, in the case of business organizations other than stock companies), or that may otherwise elect or appoint, or cause the election or appointment of at least one board member or manager;

•         persons who are directors, managers, administrators or liquidators of us, and their spouses or their close relatives (i.e., parents, father/mother in law, sisters, brothers, sisters/brothers in law); and

•         any person who, whether acting alone or in agreement with others, may appoint at least one member of our management or controls 10% or more of our voting capital.

In addition, the Superintendency of Securities and Insurance (SVS) may presume that any individual or corporate entity is related to a company if, because of relationships of equity, administration, kinship, responsibility or subordination, the person:

•         whether acting alone or in agreement with others, has sufficient voting power to influence our management;

•         creates conflicts of interest in doing business with us;

•         in the case of a corporate entity, is influenced in its management by the company; or

•         holds an employment or position which affords the person access to non-public information about us and our business, which renders the person capable of influencing the value of the company’s securities.

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

The Securities Market Law and the Chilean Corporations Act were further amended by Law
N° 20.382, effective January 1, 2010 (the “2010 amendment”).

Under the 2010 amendment, corporations whose market capitalization reaches or exceeds 1.5 million Unidades de Fomento (as of April 30, 2010 approximately Ch$31,547million) and at least 12,5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares, shall designate a comité de directores or “directors committee”.  If the market capitalization or stock percentage falls below this threshold, the obligation to designate a directors committee no longer applies. However, corporations which do not meet these requirements may voluntarily assume the obligations concerning the directors committee, in which case they shall strictly follow the provisions of the amendment.

Pursuant to the 2010 amendment, the powers and duties of the directors committee are as follows:

•         to examine the independent accountants’ reports, the balance sheets, and other financial statements submitted by the corporation’s managers or liquidators to the shareholders, and issue an opinion about them prior to their submission for shareholder approval;

•         to propose to the board of directors, the independent accountants which the board must then propose to and the risk rating agencies which the board must inform to the shareholders annually. Should the board of directors disagree with the directors committee’s proposal, the board shall be entitled to make its own proposal, submitting both to the shareholders for their consideration;

•         to examine the documentation concerning related party transactions of the company and its subsidiaries, and to produce a written report on such transactions. A copy of the report shall be delivered to the  board, and  shall be read at the board meeting in which the transaction is presented for approval or rejection;

•         to examine the managers’, principal executive officers’ and employees remuneration policies and compensation plans;

•         to prepare an annual report of the performance of its duties, including the principal recommendations to shareholders;

•         to report to the board of directors the convenience of retaining or not the independent accounting firm to provide non-audit services, which are not prohibited by the Securities Market Law, if the nature of such services could impair the accountants independence from the company; and

•         all other matters contemplated in our bylaws or entrusted to the directors committee by a shareholders’ meeting or the board of directors.

Regarding related party transactions mentioned in the third bullet point above, the 2010 amendment introduced a new Chapter XVI to the Chilean Corporation Act for open stock corporations and its subsidiaries, while dispositions of articles 44, 89 and 93, as amended, remain applicable only to closed corporations,which are not subsidiaries of an open stock corporation. See “Item 7: Major Shareholders and Related Party Transactions”.

The directors committee shall be composed of three members, the majority of which shall be independent. Pursuant to the 2010 amendment, no person shall be considered independent who, at any time during the previous eighteen months, shall have incurred in any one of the following situations:

1.- Maintained any relationship, interest or economic, professional, credit or commercial dependence, of a nature and relevant volume, with the company, other companies of the financial conglomerate to which the company belongs, its comptroller, or principal executive officer of any one of them, or have been a director, manager, administrator, principal executive officer or advisor of such companies.

2.-  Is a close relative (i.e., parents, father/mother in law, sisters, brothers, sisters/brothers in law), to any one of the persons referred to in the previous number.

3.- Was a director, manager, administrator or principal executive officer of non-profit organizations that received contributions or large donations from any individual referred to in number 1 above;

4.-  Was a partner or shareholder that possessed or controlled, directly or indirectly, 10% or more of the company’s  capital; a director; manager; administrator or principal executive officer of entities who had provided consulting or legal services, for relevant amounts, or of external audit, to the persons referred to in 1 above;

5.-  Was a partner or shareholder who possessed or controlled, directly or indirectly, 10% or more of the company’s capital; a director; manager; administrator or principal executive officer  of main competitors, suppliers or clients of the company.

Should there be more than three directors entitled to participate in the directors committee, the board of directors shall elect the members of the directors committee by unanimous vote. Should the board of directors fail to reach an agreement, preference to be appointed to the committee shall be given to directors elected with the highest  percentage of votes cast by shareholders that individually control or possess less than 10% of the company´s shares. If there is only one independent director, such director shall appoint the other members of the committee among non independent directors. Such directors shall be entitled to exercise full powers as members of the committee. The Chairman of the board of directors shall not be entitled to be appointed as a member of the committee nor any of its subcommittees, unless he is an independent director.

To be elected as independent director, the candidates must be proposed by shareholders that represent 1% or more of the shares of the company, within 10 days prior to the date of the shareholders' meeting called to that end.

The candidate who obtains the highest votes shall be elected as independent director.

In the board meeting held on January 13, 2010, our board in accordance with the provisions of the SVS, appointed as members of our directors committee Messrs. Carlos Olivos, Francisco Pérez and Alberto Sobredo, of whom Mssrs. Olivos and Sobredo are independent directors pursuant the Chilean Corporations Act, as amended in 2010.

The members of the directors committee shall be remunerated. The amount of such remuneration shall be established annually by the shareholders, taking in consideration the duties that the directors’ committee members shall perform, which shall not be less than a third of the remuneration of a regular director. The remuneration of our directors committee members, as approved at the shareholders’ meeting of the company held on April 20, 2010, is 34 Unidades de Fomento (as of April 30, 2010, approximately ThCh$712) per assistance to directors committee meeting plus the amount required to complete the remaining third of the remuneration of a regular director.

The shareholders shall determine the budget of the directors committee and those of its advisors, which, pursuant to the 2010 amendment, shall not be less than the aggregate amount of the annual remuneration of the committee members. The directors committee shall be allowed to request the recruitment of professionals to fulfill its duties within the limits imposed by the budget. The activities of the directors committee, the annual report of the performance of its duties and its expenses, including its advisors’ expenses, shall be included in the annual report and conveyed to the shareholders. The budget of our directors committee and its advisors, approved at the shareholders’ meeting of the company held on April 20, 2010, shall be equal to the aggregate amount of the annual remuneration of the committee members.

Audit Committee. In accordance with provisions of the Exchange Act and the Sarbanes-Oxley Act of 2002 applicable to us as a foreign private issuer with securities listed on a U.S. national exchange, the company has an Audit Committee.

In the session held on February 3, 2010, our board of directors agreed to increase from three to four the number of members of the audit committee, and to appoint Mr. Philippe Pasquet as the fourth member. Therefore, the current members of our audit committee are Messrs. Giorgio Maschietto, Carlos Olivos, Alberto Sobredo and Philippe Pasquet, all of them meet the independence criteria contained in the Exchange Act and the NYSE Rule.

The duties of the audit committee are:

•         To be responsible for the hiring, remuneration and supervision of the work of public accounting firms hired to prepare or issue audit reports or review or certify such reports.  The external auditors shall report directly to the audit committee regarding such matters.

•         Resolve disputes that arise between our administration and the external auditors with regard to financial reports.

•         Grant approval prior to the contracting of non-audit services provided by the external auditors.

•         Establish a procedure for receiving and responding to complaints received with regard to accounting, accounting controls or other auditing matters whereby employees may anonymously and confidentially report their concerns related to these matters.

•         Establish an annual budget for expenses and hiring of external consultants.

The audit committee meets regularly and also holds meetings with our managers, our comptroller, and our internal and external auditors in order to discuss a variety of topics related to its duties.

Employees

Chile

As of December 31, 2007, 2008 and 2009, we had a total of 3,958, 4,419 and 4,375 permanent employees in Chile, respectively.  As of December 2009, 2,319 were represented by 48 labor unions.  The average tenure of our permanent employees was approximately eight years.

The following table shows the breakdown of our employees by business segments:

Business	2007	2008	2009
Beer	843	729	705
Non Alcoholic beverages	908	873	824
Wine	648	978	960
Transportes CCU	635	734	794
Others (*)	924	1,105	1,092
Total	3,958	4,419	4,375

(*) Includes our corporate, pisco, plastic and Comercial CCU divisions

Unionized employees represent approximately 53% of our total permanent workforce. Our management believes it generally has a good relationship with the labor unions representing our employees.

During 2009, 1,076 employees renewed their collective contracts, most of them for a period of two years.  The contract renewals are expected to increase the unionized workforce costs between 2.5% and 3.0%.

All employees who are terminated for reasons other than misconduct are entitled by law to receive a severance payment.  In the years 2007, 2008 and 2009, we made severance payments in the amounts of Ch$4,569 million, Ch$3,018 million and Ch$4,540million, respectively.  Permanent employees are entitled to the basic payment, as required by law, of one month’s salary for each year, or six-month portion thereof, worked.  This condition is subject to a limitation of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981.  Severance payments to employees hired before August 14, 1981 are not subject to this limitation.  Our employees who are subject to collective bargaining agreements have a contractual benefit to receive a payment in case of resignation, consisting of a payment of one monthly base salary for each full year worked, not subject to a limitation on the total amount payable but subject to a limitation on the total number of employees who can claim the severance benefit during any one year.  In 2009, we laid off 429 employees.

We do not maintain any pension fund or retirement program for our employees. Workers in Chile are subject to a national pension fund law which establishes a system of independent pension plans, administered by Administradoras de Fondos de Pensiones (“AFPs”). We have no liability for the performance of the pension plans or any pension payments to be made to the employees.

In addition to our permanent work force, as of December 31, 2009, we had 368 temporary employees, who were hired for specific time periods to satisfy short-term needs.

Argentina

a) Beer Business

As of December 31, 2007, 2008 and 2009, we had a total of 547, 822 and 867, permanent employees respectively.  As of December 31, 2009, 383 employees were represented by four labor unions.  Three of the labor unions are members of one federation, Federación Argentina de Trabajadores Cerveceros y Afines (the Argentine Beer Workers Federation, or “FATCA”).  As of December 31, 2009, the average tenure of our employees in Argentina was approximately eleven years. The significant growth of our staff as of December 2008 is due to the acquisition of Inversora Cervecera S.A. (ICSA) in April 2008.

Collective bargaining in Argentina is done on an industry-wide basis, rather than, as in Chile, on a company-by-company basis.

In Argentina, as in Chile, all employees who are terminated for reasons other than misconduct are entitled by law to receive a severance payment.  We made severance payments in connection with our Argentine beer operations in the amounts of Ch$125 million, Ch$229 million and Ch$209 million in 2007, 2008 and 2009, respectively.  According to the Argentine Labor Law, employees who joined us before October 1998 are entitled to the basic payment as required by law of one month’s salary for each year or fraction thereof worked.  This monthly amount cannot exceed three times the average monthly salary established under the applicable collective bargaining agreement and cannot be less than the equivalent of two monthly salaries of the employee.

In addition to our permanent work force, as of December 31, 2009, we had 268 temporary employees, who were hired for specific time periods to satisfy short-term needs.

b) Wine Business

As of December 31, 2009 Finca La Celia (FLC), the Argentine subsidiary of Viña San Pedro Tarapacá had a total of 124 permanent employees and 6  were represented by one labor union.  The average tenure of our employees in FLC was approximately three years.  In addition to our permanent work force in FLC, we had 33 temporary employees, who were hired for specific time periods to satisfy short-term needs.

Share Ownership

Except as disclosed in “Item 7: Major Shareholders and Related Party Transactions – Major Shareholders”, as of April 30, 2010, our senior management and our board members in the aggregate owned less than one percent of the our shares.

We do not maintain stock option or other programs involving our employees in the capital of the Company, with the only exception of VSPT.  VSPT’s Extraordinary Shareholders meeting held on July 7, 2005 approved a capital increase to be partially used for stock option programs.

ITEM 7: Major Shareholders and Related Party Transactions

Major Shareholders

Our only outstanding voting securities are our shares of our common stock.  The following table sets forth information concerning the ownership of our common stock as of April 22, 2010, for each shareholder known to us to own more than 5% of the outstanding shares of our common stock and for all of our directors and executive officers as a group:

Shareholder	Number of shares owned	% Ownership
Inversiones y Rentas S.A.	196,421,725	61.67%

Inversiones IRSA Ltda(1)	14,146,707	4.44%

Our directors and executive officers as a group (2)	61,104	0.02%
(1) Inversiones y Rentas S.A. owns 99.9999% of Inversiones IRSA Ltda´s equity.
(2) Does not include the 210,568,432 shares of our common stock owned, directly and indirectly, by Inversiones y Rentas, which is 50% beneficially owned by the Luksic family, as discussed below. Guillermo Luksic and Andrónico Luksic, our directors, are members of the Luksic family.

In addition, as of April 22, 2010, JPMorgan Chase Bank, the Depositary for our ADR facility, was the record owner of 30,544,760 shares of our common stock (9.59% of the outstanding common stock) deposited in our ADR facility.

As of April 22, 2010, we had 4,929 shareholders of record, of which 9 are not Chilean, excluding ADR holders.  To the best of our knowledge, of those 9 non-Chilean shareholders 2 are U.S. corporations with a total of 132,557 shares of common stock.  All shareholders have equal voting rights. Non-Chileans can also hold shares in custody of private banks but this information is not publicly available.

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

Related Party Transactions

The Chilean Corporations Act was amended by Law N° 20.382, effective January 1, 2010, regarding, among others, related party transactions. The 2010 amendment introduced a new Chapter XVI for open stock corporations and its subsidiaries while dispositions of articles 44, 89 and 93 remain applicable only to closed corporations which are not subsidiaries of an open stock corporation.

Pursuant to Chapter XVI of the Chilean Corporations Act referred to above, a related party transaction shall be any and all negotiation, agreement or operation between the open stock corporation and any one of the following:

a)     One or more related persons  pursuant to the Securities Market Law;

b)    A director, manager, administrator, principal executive officer or liquidator of the company, personally or acting on behalf of a person other than the company, or their respective spouses or close relatives (e.g. parents, father/mother in law, sisters, brothers, sisters/brothers in law);

c)     Company or concern in which the persons referred to in b) are the owners, directly or indirectly through any other individual or corporation, of 10% or more of its capital; or of which any of the persons in b) are a director, manager, administrator, principal executive officer thereof;

d)    Those contemplated by the bylaws or upon sufficient grounds determined by the directors committee, as the case may be, which can include subsidiaries that the company owns, directly or indirectly, at least 95% of its equity or capital stock;

e)     Those in which the office of director, manager, administrator, principal executive officer o liquidator has been held by a director, manager administrator, principal executive officer or liquidator of the company within the prior 18 moths.

Pursuant to the 2010 amendment, the following persons are currently considered under the Securities Market Law to be related persons:

•         any entities within the financial conglomerate to which the company belongs;

•         corporate entities that have, with respect to us, the character of parent company, affiliated companies or subsidiary.  Parent companies are those that control directly or indirectly more than 50% of the subsidiary’s voting stock (or participation, in the case of business organizations other than stock companies), or that may otherwise elect or appoint, or cause the election or appointment, of the majority of the directors or officers. Limited partnerships (sociedades en comandita) may likewise be a subsidiary of a corporation, whenever the latter has the power to direct or guide the administration of the general partner (gestor) thereof.  For these purposes, affiliated companies are those where one of them, without actually controlling the other, owns directly or indirectly 10% or more of the latter’s voting stock (or equity, in the case of business organizations other than stock companies), or that may otherwise elect or appoint, or cause the election or appointment of at least one board member or manager;

•         persons who are directors, managers, administrators, principal executive officers or liquidators of us, and their spouses or their close relatives (i.e., parents, father/mother in law, sisters, brothers, sisters/brothers in law); as well as any other entity controlled by, directly or indirectly, any one of the above; and

•         any person who, whether acting alone or in agreement with others, may appoint at least one member of our management or controls 10% or more of our voting capital.

The SVS may presume that any individual or corporate entity is related to a company if, because of relationships of equity, administration, kinship, responsibility or subordination, the person:

•         whether acting alone or in agreement with others, has sufficient voting power to influence the company’s management;

•         creates conflicts of interest in doing business with the company;

•         in the case of a corporate entity, is influenced in its management by the company; or

•         holds an employment or position which affords the person access to non-public information about the company and its business, which renders the person capable of influencing the value of the company’s securities.

However, a person shall not be considered to be related to a company by the mere fact of owning up to 5% of the company, or if the person is only an employee of the company without managerial responsibilities.

Additionally, pursuant to article 147 of Chapter XVI of the Chilean Corporations Act, an open stock corporation shall only be entitled to enter into a related party transaction when it is in the interest of and to the benefit of the company, has a fair price, terms and conditions to those prevailing in the market at the time of its approval and comply with the requirements and procedures stated below:

1.-  The directors, managers, administrators, principal executive officers or liquidators that have an  interest or that take part in negotiations conducive to the execution of an operation with a related party of the open-stock corporation, shall report it immediately to the board of directors or whom the board designates. Those who breach this obligation will be jointly liable for damages caused to the company and its shareholders.

2.-  Prior to the company’s consent to a related party transaction, it must be approved by the absolute majority of the members of the board of directors, with exclusion of the interested directors or liquidators, who nevertheless shall make public his/their opinion with respect to the transaction if it is so requested by the board of directors, which opinion shall be set forth in the minutes of the meeting. Likewise, the grounds of the decision and the reasons for excluding such directors from its adoption must also be recorded in the minutes.

3.- The resolutions of the board of directors approving a related party transaction shall be reported to the next following shareholders' meeting, including a reference to the directors who approved such transaction. A reference to the transaction is to be included in the notice of the respective shareholders' meeting.

4.-  In the event that an absolute majority of the members of the board of directors should abstain from voting, the related party transaction shall only be executed if it is approved by the unanimous vote of the members of the board of directors not involved in such transaction, or if it is approved in a shareholders' extraordinary meeting by two thirds of the voting shares of the company.

5.- If a shareholders' extraordinary meeting is called to approve the transaction, the board of directors shall appoint at least one independent advisor who shall report to the shareholders the terms of the transaction, its effects and the potential impact for the company. In the report, the independent advisor shall include all the matters or issues the directors' committee may have expressly requested to be evaluated. The directors' committee of the company or in the absence of such committee, directors not involved in the transaction, shall be entitled to appoint an additional independent advisor, in the event they disagree with the appointment made by the board.

The reports of the independent advisors shall be made available to the shareholders by the board on the business day immediately following their receipt by the company, at the company´s business offices and on its internet site, for a period of at least 15 business days from the date the last report was received from the independent advisor, and such arrangement shall be communicated to the shareholders by means of a “Relevant Fact”

The directors shall decide whether the transaction is in the best interest of the corporation, within 5  business days from the date the last report was received from the independent advisors.

6.-  When the directors of the company must decide on a related party transaction, they must expressly state the relationship with the transaction counterparty or the interest involved. They shall also express their opinion on whether the transaction is in the best interest of the corporation, their objection or objections that the directors' committee may have expressed, as well as the conclusions of the reports of the advisors. The opinions of the directors shall be made available to the shareholders the day after they were received by the company, at the business offices of the company as well as on its internet site, and such arrangement shall be reported by the company as a “Relevant Fact”.

7.- Notwithstanding the applicable sanctions, any infringement of the above provisions will not affect the validity of the transaction, but it will grant the company or the shareholders the right to sue the related party involved in the transaction for reimbursement to the company of a sum equivalent to the benefits that the operation reported to the counterpart involved in the transaction, as well as indemnity for damages incurred. In this case, the defendant bears the burden of proof that the transaction complies with the requirements and procedures referred to above.

Notwithstanding the above, the following related party transactions may be executed without complying with the requirements and procedures above stated, prior authorization by the board:

1.- Transactions that do not involve a “material amount”. For this purpose, any transaction that is both greater than 2,000 Unidades de Fomento (as of April 30, 2010, approximately ThCh$42,063) and in excess 1% of the corporation’s equity, or involving an amount in excess of 20,000 Unidades de Fomento (as of April 30, 2010, approximately ThCh$420,630) shall be deemed to involve a material amount. All transactions executed within a 12 month period that are similar or complementary to each other, with identical parties, including related parties, or objects, shall be deemed to be a single transaction.

2.- Transactions that pursuant to the company’s policy of usual practice as determined by its board of directors, are in the ordinary course of business of the company.  Any agreement or resolution establishing or amending such policies shall be communicated as a “Relevant Fact” and made available to shareholders at the company’s business offices and on its internet site, and the transaction shall be reported as a “Relevant Fact” if applicable.

3.- Transactions between legal entities in which the company possesses, directly or indirectly, at least 95% of the equity of the counterpart.

The usual practice policy adopted by the board of directors in the meeting held on January 13, 2010, remains available to shareholders at the company’s offices in Avda. Vitacura 2670, 26 floor, Santiago, Chile,  and on the web site www.ccu.cl.

In the ordinary course of business, we engage in a variety of transactions with some of our affiliates and related parties. Financial information concerning these transactions is set forth in Note 15 to our consolidated financial statements.

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

Additionally, our logistic subsidiaries Transportes CCU Ltda and Comercial CCU S.A.. provide transportation warehousing and sales services on a consolidated basis to all of our strategic business units.  These services are regulated by annual contracts specifying the services to be provided as well as the variables used to measure the levels of service and their prices. Service levels are evaluated directly by users three times a year.

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

Additionally, a Technical Assistance Agreement was executed with Heineken Technical Services B.V. on May 4, 2005, whereby the latter was appointed, on a non-exclusive basis, as our technical advisor in respect of operational aspects of our breweries, including also special services regarding project engineering for extensions of the breweries’ capacity and construction of new  plants, assistance in development of new products, production methods and distribution systems as well as advise on purchasing systems, among others.  This agreement has an initial term of one year as from May 4, 2005, renewable for subsequent periods of one year each, unless either party gives not less than three months’ prior written notice to the other of its intention to terminate this agreement.  This agreement has been renewed automatically.

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

Our principal transactions with related parties for the twelve-month period ended December 31, 2009, are detailed below:

Company	Relationship	Transaction	Amounts
			(Ch$million)
Anheuser Busch Lat. Am. Develop. Corp	Subsidiary shareholder	License and technical assistance	2,599
Anheuser Bush International Inc	Subsidiary shareholder	Sale of products	4,235
Banco de Chile	Controller related	Derivative	1,586
Coop.Agr.Control Pisquero de Elqui y Lim.	Subsidiary shareholder	Grapes acquisition	4,660
Comercial Patagona Ltda.	Joint Venture	Sale of products	703
Cía Cervecera del Trópico	Common shareholders	Purchase of products	2,291
Foods Compañía de Alimentos CCU S.A.	Equity investee	Purchase of products	5,497
		Remittance received	3,585
Heineken Brouwerijen B.V.	Controller related	License and technical assistance	1,710
		Sale of products	667
Promarca S.A.	Joint Venture	License	1,195
Serv. Transportes Integrados Ltda	Joint Venture	Paid services	9
Viña Valles de Chile (ex Viña Tabalí S.A.)	Equity Investee	Remittance received	1,410
		Remittance paid	1,373

See Note 15 to our consolidated financial statements for information about 2008.

Interests of Experts and Counsel

Not applicable

ITEM 8: Financial Information

Consolidated Statements and Other Financial Information

See “Item 18: Financial Statements and Exhibits” for the Company's Financial Statements and notes, audited by PricewaterhouseCoopers.

Wine Exports

We, through our subsidiary VSPT, exported wine to 81 countries in 2009.  VSPT is the second largest wine exporter in Chile.  See “Item 4: Information on the Company – Business Overview – Our Wine Business”.

The following table presents our total wine exports by volume, in millions of Chilean pesos as of December 2008 and 2009 and as percentage of total sales for the last three years:

	2007	2008	2009

Exports (thousands of liters)	55,544	50,286	67,804
% of total sales	3.9%	3.2%	4.1%

Exports (Ch$ million)		60.382	84,272
% of total sales		7.7%	10.7%

Legal Proceedings

Nothing to report.

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

Our board of directors announced at our annual shareholders’ meeting held on April 20, 2010, its dividend policy for future periods, authorizing the distribution of cash dividends in an amount at least equal to 50% of our liquid profits under IFRS for the previous year.  Our dividend policy is subject to change in the future due to changes in Chilean law, capital requirements, economic results and/or other factors.  During our last annual shareholders’ meeting held on April 20, 2010, a dividend of Ch$140.99893 per share of common stock was approved, in addition to the interim dividend of Ch$60 per share of common stock distributed in January 8, 2010. Together, these dividend payments amounted to Ch$64,019 million, representing 50.0% of 2009 the Income of the Year Attributable to Equity Holders of the Parent Company.

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

The following table sets forth the amounts of interim and final dividends and the aggregate of such dividends per share of common stock and per ADS in respect of each of the years indicated:

Year ended		Ch$ Per share (1)			US$ Per ADS (2)
December 31,	Interim	Final (3)	Total	Interim	Final (3)	Total
2005	30.00	67.37	97.37	0.29	0.65	0.94
2006	35.00	77.62	112.62	0.32	0.74	1.06
2007	47.00	102.20	149.20	0.48	1.13	1.61
2008	47.00	108.66	155.66	0.38	0.90	1.29
2009	60,00	141.00	201,00	0.61	1.35	1.96

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

Pursuant to former Chapter XXVI of the Central Bank Foreign Exchange Regulations, replaced by Chapter XIV, a shareholder who was not a resident of Chile had to register as a foreign investor in order to have access to the Formal Exchange Market for remitting abroad any dividends, sales proceeds or other amounts accruing from shares in a Chilean company (see “Item 10: Additional Information – Exchange Controls – General Legislation and Regulations”).  Under our foreign investment contract, the depositary, on behalf of ADR holders, will be granted access to the formal exchange market to convert cash dividends from pesos to dollars and to pay such dollars to ADR holders outside of Chile.  Dividends received in respect of shares of Common Stock by holders, including holders of ADRs who are not Chilean residents, are subject to Chilean withholding tax.  See “Item 10: Additional Information – Taxation”.

Significant Changes

Since the date of our last annual financial statements CCU adopted the International Financial Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These are the Company’s first annual consolidated financial statements prepared in accordance with IFRS issued by the IASB and IFRS 1 “First Time Adoption of International Financial Reporting Standards”. Until and including our financial statements for the year ended December 31, 2008, we prepared our consolidated financial statements in accordance with Chilean generally accepted accounting principles, or “Chilean GAAP”, which differs in certain important aspects from accounting principles contained in IFRS. The effects of the transition to IFRS on the Company’s financial statements for the year ended December 31, 2008 are detailed in NOTE 4 to our consolidated annual financial statements included elsewhere in this annual report.

ITEM 9: The Offer and Listing

Offer and Listing Details

For the periods indicated, the table below sets forth the reported high and low closing sales prices for the Common Stock on the Santiago Stock Exchange as well as the high and low sales prices of the ADSs as reported by the NYSE:

	Santiago Stock Exchange		NYSE
	(per share of common stock)(*)		(per ADS)

	High	Low	High	Low
	(Ch$)	(Ch$)	(US$)	(US$)
Years
2005	3,200	2,510	28.50	22.91
2006	3,285	2,350	30.65	21.14
2007	4,280	3,040	45.80	26.91
2008	3,801	2,650	39.91	22.54
2009	4,102	3,167	39.94	25.93
2010 (through Apr 30)	4,470	3,823	43.15	34.81
2008
1st quarter	3,485	2,650	37.08	26.33
2nd quarter	3,600	3,039	39.91	29.07
3rd quarter	3,655	2,819	36.16	27.87
4th quarter	3,801	3,000	33.18	22.54
2009
1st quarter	3,821	3167	31.44	25.93
2nd quarter	3,996	3,265	36.00	27.75
3rd quarter	3,898	3,554	36.96	32.00
4th quarter	4,102	3,339	39.94	33.08
2010
1st quarter	4,270	3,823	42.89	34.81
Last six months
November 2009	4,030	3,330	39.94	34.88
December 2009	4,000	3,650	39.90	36.69
January 2010	4,229	3,900	42.89	37.55
February	4,270	3,823	40.16	34.81
March	4,130	3,855	39.97	36.48
April	4,470	3,920	43.15	37.87

(*) Pesos per share of Common Stock reflect nominal price at trade date.

Significant trading suspensions of the Company's stock have not occurred in the last three years.

Plan of distribution

Not applicable

Markets

Our common stock is currently traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaíso Stock Exchange under the symbol “CCU”.  The Santiago Stock Exchange accounted for approximately 91% and 92% of the trading volume of our common stock in Chile in 2008 and

2009, respectively.  The remaining 13% and 9% respectively, was traded mainly on the Chile Electronic Stock Exchange.  Shares of our common stock were traded in the United States on the NASDAQ stock exchange between September 24, 1992 and March 25, 1999 and on the NYSE since March 26, 1999, in the form of ADSs, under the symbol “CCU”, each representing five shares of our common stock, with ADSs in turn evidenced by ADRs.  The ADSs are issued under the terms of a deposit agreement as amended dated September 1, 1992, among us, JPMorgan Chase Bank as depositary, and the holders from time to time of the ADSs.

The trading volume of our ADSs in the NYSE in the last three years is as follows:

Year	Quarter	Traded Volume
		(Thousand of ADS)

2007	1st quarter	1,525
	2nd quarter	2,149
	3rd quarter	1,890
	4th quarter	2,595
	Total	8,159

2008	1st quarter	2,707
	2nd quarter	2,384
	3rd quarter	3,215
	4th quarter	3,098
	Total	11,404

2009	1st quarter	2,093
	2nd quarter	3,212
	3rd quarter	2,602
	4th quarter	3,330
	Total	11,237

Selling Shareholders

Not applicable

Dilution

Not applicable

Expenses of the Issue

Not applicable

ITEM 10: Additional Information

Share Capital

Not applicable

Memorandum and Articles of Association

Provided below is a summary of certain material information found in our bylaws and provisions of Chilean law.  This summary is not exhaustive. For more information relating to the items discussed in this summary, the reader is encouraged to read our updated bylaws, available in our website at www.ccu.cl.

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

Directors.  Under the Chilean law regarding corporations (the “Chilean Corporations Act”), a corporation may not enter into a contract or agreement in which a director has a direct or indirect interest without prior approval by the board of directors, and then only if it inures to the benefit of the company, is terms and conditions similar to those prevailing in the market at the time of its approval, and complies with the requirements and procedures stated in Chapter XVI of the Chilean Corporation Act regarding Related Party Transactions. See “Item 7: Major Shareholders and Related Party Transactions”.

The amount of any director’s remuneration is established each year by the annual shareholders’ meeting.  Directors are forbidden, unless previously and duly authorized thereto by the board of directors, to borrow or otherwise make use of corporate money or assets for their own benefit or that of their spouses, certain relatives or related persons. These rules can only be modified by law.

It is not necessary to hold shares to be elected director, and there is no age limit established for the retirement of directors.

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

Under Chilean law, certain provisions affect any existing or prospective holder of securities as a result of the shareholder owning a substantial number of shares.  The Securities Market Law, as modified by the 2010 amendment, establishes that (a) any person who, directly or indirectly, owns 10% or more of the subscribed capital of an open stock corporation (the “majority shareholders”) or that, as a consequence of an acquisition of shares, attains such percentage, and (b) as well as directors, liquidators, principal executive officers, administrators and managers of such corporations, regardless of the number of shares they possess, either directly or indirectly, must report any purchase or sale of shares to the SVS and to each of the stock exchanges in Chile where such corporation has securities listed, the day immediately following the execution of the transaction, through the technological means authorized by the SVS. This obligation shall also apply to the acquisition or sale of contracts or securities, the price or result of which is dependant on or is conditioned by, in whole or in a relevant part, to the fluctuation or evolution of the price of such shares. In addition, majority shareholders must inform the SVS and the stock exchanges with respect to whether the purchase is aimed at acquiring control of the corporation or just as a financial investment.

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

Article 199 bis of the Securities Market Law was introduced by the 2010 amendment, extending the obligation to make a tender offer for the remaining outstanding shares to any person, or group of persons with a joint performance agreement, that, as a consequence of the acquisition of shares, becomes the owner of two-thirds or more of the issued shares with voting rights of a corporation. Such tender offer must be effected within 30 days from the date of such acquisition.

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

The Chilean Corporations Act also provides shareholders with the right to withdraw from a corporation in certain situations. Unless there is an ongoing bankruptcy proceeding, if a shareholders’ meeting approves any of the following matters, as modified by the 2010 amendment, dissenting shareholders will be automatically entitled to withdraw from the corporation upon payment by the corporation of the market value of their shares:

•         our transformation into a different type of legal entity,

•         our merger with and/or into another company,

•         the disposition of 50% or more of the corporate assets, whether or not liabilities are also transferred, to be determined according to the balance sheet of the previous fiscal year, or the proposal or amendment of any business plan that contemplates the transfer of assets exceeding said percentage; the disposition of 50% or more of the corporate assets of a subsidiary, which represents at least 20% of the assets of the corporation, as well as any disposition of shares which results in the parent company losing its status as controller

•         the granting of real or personal guarantees to secure third party obligations exceeding 50% of the corporate assets, except when the third party is a subsidiary of the company (in which case approval of the board of directors will suffice)

•         the creation of preferences for a series of shares or the increase, extension or reduction in the already existing ones. In this case, only dissenting shareholders of the affected series shall have the right to withdraw,

•         curing certain formal defects in the corporate charter which otherwise would render it null and void or  any modification of its bylaws that should grant this right, and

•         other cases provided for by statute or in our bylaws, if any.

In addition, shareholders may withdraw if a person becomes the owner of two-thirds or more of the outstanding shares of the corporation as a consequence of a share acquisition and such person does not make a tender offer for the remaining shares within 30 days from the date of such acquisition.

Minority shareholders are also granted the right to withdraw when the controlling shareholder acquires more than 95% of the shares of an open stock corporation.

Our bylaws do not provide for additional circumstances under which shareholders may withdraw.

Action necessary to change the rights of holders of stock.  Rights of stockholders are established by law and pursuant to the bylaws of a corporation.  For certain modifications of shareholders’ rights, the law requires a special majority, such as the creation, increase, extension, reduction or suppression of preferred stock, which may be adopted only with the consent of at least two-thirds of the affected series.  Consequently any other impairment of rights not specifically regulated needs only an absolute majority (more than 50%) of the stock entitled to vote.  However, the waiver of the shareholders’ right to receive no less than 30% of the net profits accrued in any fiscal year (the “minimum dividend”) requires the unanimous vote of all stockholders.  The above notwithstanding, no decision of the shareholders’ meeting can deprive a shareholder of any part of the stock that he owns.

Our bylaws do not contemplate additional conditions in connection with matters described in this subsection.

Shareholders’ meetings.  Our annual shareholders' meetings are to be held during the first four months of each year.  During the meetings, determinations are made relating to particular matters, which matters may or may not be specifically indicated in the summons for such meeting.

The quorum for a shareholders' meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority of our issued voting stock; if a quorum is not present at the first meeting, the meeting can be reconvened and upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the voting stock represented.  In that case, decisions will be made by the absolute majority of stock with voting rights present or otherwise represented.  The following matters are specifically reserved for annual meetings:

•         review of our state of affairs and of the reports of external auditors, and the approval or rejection of the annual report, balance sheet, financial statements and records submitted by our officers or liquidators;

•         distribution of profits of the respective fiscal year, including the distribution of dividends;

•         election or revocation of regular and alternate board members, liquidators and external auditors; and

•         determination of the remuneration of the board members, directors committee remuneration and budget, designation of the newspaper were summons for meetings shall be published and, in general, any other matter to be dealt with by the annual meeting being of corporate interest and not specifically reserved to extraordinary shareholders' meetings.

Extraordinary shareholders' meetings may be held at any time, when required by corporate necessity. During extraordinary meetings, determinations are made relating to any matter which the law or the Company's bylaws reserve for consideration by such extraordinary meetings, which matters shall be expressly set forth in the relevant summon. Whenever in an extraordinary shareholders' meeting determinations relating to matters specifically reserved to annual meetings must be made, the operation and decisions of such extraordinary meeting will follow the requirements applicable to annual meetings.  The following matters, as modified by 2010 amendment, are specifically reserved for extraordinary meetings:

•         dissolution of the corporation;

•         transformation, merger or spin-off of the corporation and amendments to its bylaws;

•         issuance of bonds or debentures convertible into stock;

•         the disposition of 50% or more of the corporate assets, whether or not liabilities are also transferred, to be determined according to the balance sheet of the previous fiscal year, or the proposal or amendment of any business plan that contemplates the transfer of assets exceeding said percentage, the disposition of 50% or more of the corporate assets of a subsidiary, which represents at least 20% of the assets of the corporation, as well as any disposition of shares which results in the parent company losing its status of controlling shareholder; and

•         guarantees of third parties' obligations, except when these third parties are subsidiary companies (in which case approval of the board of directors will suffice).

In addition to the above, annual and extraordinary shareholders' meetings must be called by the board of directors in the following circumstances:

•         when requested by shareholders representing at least 10% of issued stock with voting rights; and

•         when required by the SVS, notwithstanding its right to call such meeting directly.

Only holders of stock recorded in the Register of Shareholders of open stock corporations at least five business days, including Saturdays, before the date of the pertinent meeting may participate with the right to be heard and vote in shareholders' meetings. Directors and officers other than shareholders may participate in shareholders' meetings with the right to be heard.

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

Article 14 of the Chilean Corporations Act forbids public corporations from including in their bylaws any provisions restricting the free transferability of stock.  However, shareholders may enter into a private agreement on this matter, but, in order for these agreements to be effective against the company and third parties, they must be recorded by the corporation and thus made available to any interested third parties.  See “Item 6: Directors, Senior Management and Employees – Directors and Senior Management”.

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

The April 19th Regulations, among others, eliminated the following restrictions:

•         prior authorization by the Central Bank of Chile for the entry of capital in connection with foreign loans, investment, capital contribution, bonds and ADRs;

•         prior authorization by the Central Bank of Chile for the remittance of capital in connection with repatriation of capital, dividends and other benefits related to capital contributions and investment, and prepayment of foreign loans;

•         minimum risk classification restrictions and terms for the issuance of bonds;

•         restrictions on the issuance of ADRs. Therefore, the rules established under Chapter XXVI of the previous Foreign Exchange Regulations are no longer applicable; and

•         Mandatory Reserve deposits for foreign capitals.

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

In 2009, the Central Bank of Chile adopted a new policy regarding the surrender of ADR´s in exchange for underlying shares, acquired by Chilean companies in joint tender offers, effected both in the national and the international stock market, which have been declared successful.

Pursuant to such policy, the depositary or custodian shall be entitled to effect such exchange, prior to the end of the term of the ADRs Program, subject to the following conditions:

a)     Simultaneously with the request for approval submitted to the Central Bank of Chile, the parties to a foreign investment contract shall agree on its termination provided that the following prior conditions are meet: (i) a complete and timely exchange of the outstanding ADRs has been effected by the depositary (ii) underlying shares of certificates not exchanged according to the program agreed upon to that end are sold in a Chilean stock market, and the proceeds remitted to the respective ADRs holders; complying with the reporting obligation to the regulatory authorities and to the market in general.

b)   The foreign investment contract shall be deemed in full force and effect with respect to the remaining ADR holders, with domicile and residence abroad, until certificates of the fulfillment of such conditions issued by the custodian and the depositary are submitted to the Central Bank of Chile. In addition to the Termination Agreement, a public deed expressly evidencing the above shall be executed by the parties.

The Chilean investor shall be subject to the exchange regulations in force at the time of the tender offers as well as the terms of authorization issued by the Central Bank of Chile to this end.

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

Taxation

Chilean Tax Considerations

The following discussion is based on certain Chilean income tax laws presently in force, including Rulings N°324 of January 29, 1990, and N°3708 of October 1, 1999 of the Chilean Internal Revenue Service and other applicable regulations and rulings.  The discussion summarizes the principal Chilean income tax consequences of an investment in the ADSs or shares of common stock by an individual who is not domiciled in or a resident of Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile which we refer to as a foreign holder.  For purposes of Chilean law, an individual holder is a resident of Chile if he or she has resided in Chile for more than six consecutive months in one calendar year or for a total of more than six months, whether consecutive or not, in two consecutive tax years.  An individual holder is domiciled in Chile if he or she resides in Chile with the purpose of staying in Chile (such purpose to be evidenced by circumstances such as the acceptance of employment within Chile or the relocation of his or her family to Chile).  This discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation. Neither is it intended to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs and does address all of the tax consequences that may be relevant to specific holders in light of their particular circumstances. Holders of shares and ADSs are advised to consult their own tax advisors concerning the Chilean or other tax consequences relating to the ownership of shares or ADSs.

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

A foreign institutional investor is an entity that is either:

•         a fund that makes public offers of its shares in a country which public debt has been rated investment grade by an international risk classification agency qualified by the Superintendency of Securities and Insurance;

•         a fund that is registered with a regulatory entity of a country which public debt has been rated investment grade by an international risk classification agency qualified by the Superintendency of Securities and Insurance, provided that the investments in Chile, including securities issued abroad that represent Chilean securities, held by the fund represent less than 30.0% of its share value;

•         a fund that holds investments in Chile that represent less than 30.0% of its share value, provided that it proves that no more that 10.0% of its share value is directly or indirectly owned by Chilean residents;

•         a pension fund that is exclusively formed by individuals that receive their pension on account of capital accumulated in the fund;

•         a fund regulated by Law Nº 18,657, or the Foreign Capital Investment Funds Law, in which case all holders of its shares must reside abroad or be qualified as local institutional investors; or

•         another kind of institutional foreign investor that complies with the characteristics defined by a regulation with the prior report of the Superintendency of Securities and Insurance and the Chilean Internal Revenue Service.

In order to be entitled to the exemption, foreign institutional investors, during the time in which they operate in Chile must:

•         be organized abroad and not be domiciled in Chile;

•         not participate, directly or indirectly, in the control of the issuers of the securities in which it invests and not hold, directly or indirectly, 10.0% or more of such companies’ capital or profits;

•         execute an agreement in writing with a Chilean bank or securities broker in which the intermediary is responsible for the execution of purchase and sale orders and for the verification, at the time of the respective remittance, that such remittances relate to capital gains that are exempt from income tax in Chile or, if they are subject to income tax, that the applicable withholdings have been made; and

•         register in a special registry with the Chilean Internal Revenue Service.

Pursuant to the enacted amendment to the Chilean Income Tax Law published on November 7, 2001 (Law N° 19,768) as amended by Law Nº 19,801 published on April 25, 2002, the sale and disposition of shares of Chilean public corporations which are actively traded on a Chilean stock exchange is not levied by any Chilean tax on capital gains if the sale or disposition was made:

•         on a local stock exchange or any other stock exchange authorized by the Superintendency of Securities and Insurance or in a tender offer process according to Title XXV of the Chilean Securities Market Law, so long as the shares (a) were purchased on a public stock exchange or in a tender offer process pursuant to Title XXV of the Chilean Securities Market Law, (b) are newly issued shares issued in a capital increase of the corporation, or (c) were the result of the exchange of convertible bonds (in which case the option price is considered to be the price of the shares).  In this case, gains exempted from Chilean taxes shall be calculated using the criteria set forth in the Chilean Income Tax Law; or

•         within 90 days after the shares would have ceased to be significantly traded on stock exchange.  In such case, the gains exempted from Chilean taxes on capital gains will be up to the average price per share of the last 90 days.  Any gains above the average price will be subject to the first category tax.

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

Cash Dividends and Other Distributions. Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend paid before reduction for any net withholding (i.e., after taking into account any Chilean First-Category Tax creditable against Chilean Withholding Tax) by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the U.S. Holder, in the case of shares of Common Stock, or by the Depositary, in the case of ADSs.  The dividend will not be eligible for the dividends-received deduction. Subject to a holder's satisfaction of certain holding period requirements, dividends included in income by a noncorporate U.S. holder during the period ending on December 31, 2008 are subject to tax at a maximum rate of 15% if the dividends are paid by a domestic corporation or “qualified foreign corporation.”  A qualified foreign corporation generally includes a foreign corporation if (i) its shares (or ADSs) are readily tradable on an established securities market in the U.S. or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty, provided that (a) the corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company, or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company or foreign investment company.  We believe that we should be treated as a qualified foreign corporation with respect to dividend payments to our ADS holders and, therefore, dividends paid to an individual U.S. holder of ADSs should be taxed at a maximum rate of 15%.  However, you should be aware that the requirements to be treated as qualified foreign corporation are not entirely clear and further guidance from the Internal Revenue Service may be forthcoming that could affect this conclusion.  U.S. holders of Ordinary Shares directly, rather than through ADSs, should consult their own tax advisor about whether the 15% maximum rate applies to dividends they receive.  The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. dollar value of the Chilean peso payments made, determined at the spot Chilean peso/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary foreign exchange gain or loss.  Such gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes. Subject to certain generally applicable limitations, the net amount of any Chilean Withholding Tax (after reduction for the credit for Chilean First-Category Tax) paid over to Chile will be creditable against the U.S. Holder 's United States federal income tax liability.  For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States.  In the case of U.S. individuals, if the reduced rate of tax on dividends applies to such holder, such limitations and restrictions will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Internal Revenue Code.  The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding their application to the particular circumstances of such holder.

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

Qualitative Information about Market Risk

Interest Rate Sensitivity

The interest rate risk is mainly originated by our financing sources. The main exposure is related to LIBOR and 30-day TAB variable interest rates indexed obligations. As of December 31, 2009, we had a total ThCh$40,309 million in debt indexed to LIBOR (ThCh$108,570 million as of December 31, 2008), and it does not have obligations indexed to TAB 30 interest rate (ThCh$30,466, as of December, 2008). Consequently, as of December 31, 2009, our financing structure consists (without considering the effects of cross currency swaps) of approximately 18% debt with variable interest rates, and 82% debt with fixed interest rates.

To manage the interest rate risk, we have an interest rate administration policy that aims to reduce the volatility of its financial expenses, and to maintain an ideal percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term debt, as well as derivative instruments such as cross-currency interest rate swaps.

As of December 31, 2009, after considering the effect of interest rates and currency swaps, approximately 98% of our long-term debt has fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2009, including exchange rates, interest rates, maturities and effective interest rates are detailed in Note 24 to our audited financial statements included elsewhere in this annual report.

Commodity Price Sensitivity

The major commodity price sensitivity faced by us is the variation of malt, sugar and grape prices.  In Chile, we obtain our supply of malt from local producers and in the international market.  We often are required to enter into commitments to purchase such commodities.  The purchases and commitments expose us to risk regarding the fluctuation of commodity prices.  Our risk management policy is to manage this risk through fixed price purchase contracts and occasionally entering into spot transactions which lock in prices for the commodity.  During 2009, we imported 28,411 tons of malt and 31,934 tons of barley.  In Argentina during 2009, we purchased all of our malt from local suppliers.  See “Item 4: Information on the Company – Business Overview – Our Beer Business – Our Beer Business in Chile – Raw Materials” and “Item 4: Information on the Company – Business Overview – Our Beer Business – Our Beer Business in Argentina – Raw Materials”.  We do not hedge these transactions.  Rather, we negotiate yearly contracts with malt suppliers.

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

The principal raw materials used in the production of wine are harvested grapes and purchased wine. VSPT obtains approximately 85% of the grapes used for export wines from its own vineyards, thereby reducing grape price volatility.  The majority of the wine sold in the domestic market is purchased from third parties.  During 2008, we purchased the majority of our grape and wine needs based on yearly contracts at fixed prices from third parties.  Spot transactions for wine are executed from time to time depending on additional wine needs.  During the years 2007, 2008 and 2009, our wine subsidiary, VSPT, bought grapes and wine in Chile in the amount of Ch$15,359 million, Ch$14,587 million and Ch$15,733 million, respectively.  See “Item 4: Information on the Company – Business Overview – Our Wine Business – Raw Materials”.

Exchange Rate Sensitivity

We are exposed to exchange rate risks originated by: a) our net exposure of foreign currency assets and liabilities, b) exports sales, c) the purchase of raw material, products and capital investments effected in foreign currencies, or indexed to such currencies, and d) the net investment of subsidiaries in Argentina. Our greatest exchange rate risk exposure is the variation of the Chilean peso as compared to the US dollar, euro, sterling pound and Argentine peso.

As of December 31, 2009, we maintained in Chile foreign currency obligations amounting to ThCh$55,898, mostly denominated in US dollars. Foreign currency obligations accruing variable interests (ThCh$40,309) represent 18% of the total such obligations. The remaining 82% is denominated in inflation-indexed Chilean pesos (see inflation risk section). The ThCh$55,898 foreign currency obligations include loans for US$ 70 million (ThCh$35,526) which are hedged by currency and interest rate hedge agreements, converting such debts in fixed interest rate inflation-adjusted obligations in Chilean pesos. In addition, we maintain foreign currency assets for ThCh$27,364 that mainly correspond to exports accounts receivable.

Regarding the Argentine subsidiaries operations, the liability net exposure in US dollars and other currencies amounts to ThCh$4,175.

To protect the value of the foreign currency assets and liabilities net position of our Chilean operations, we enter into derivative agreements (currency forwards) to hedge against any variation in the Chilean peso as compared to other currencies.

As of December 31, 2009, our assets (liabilities) net exposure in foreign currencies, after the use of derivative instruments, amounted to ThCh$1,150.

Of our total sales, both in Chile and Argentina, 11% correspond to export sales made in foreign currencies, mainly US dollars, euro, sterling pound, and of the total costs, 63% correspond to raw material and product purchases in foreign currencies, or indexed to such currencies. We do not actively hedge the eventual variations in the expected cash flows from such transactions.

On the other hand, we are exposed to exchange rate movements related to the conversion from Argentine pesos to Chilean pesos in the income, assets and liabilities of our subsidiaries in Argentina. We do not actively hedge the risks related to the subsidiaries conversion, the effects of which are recorded in Equity. As of December 31, 2009, the net investment in Argentine subsidiaries amounted to Ch$ 88,847 million.

Quantitative Information about Market Risk

Interest Rate Sensitivity

Most of our debt is at a fixed interest rate, so it is not exposed to fluctuations in interest rates. While we have a US$70 million variable rate loan we have entered into a cross currency swap to mitigate the interest rate risk associated with this loan. As of December 31, 2009, our interest-bearing debt amounted to Ch$229,527 million (see note 24 to the consolidated financial statements), 82% of which was fixed debt and 18% was variable-rate debt.

The following table summarizes debt obligations with interest rates by maturity date, the related weighted-average interest rates and fair values:

Interest-Bearing Debt as of December 31, 2009
(Ch$ million, except percentages)

Expected Maturity Date
	2010	2011	2012	2013	2014	Thereafter	TOTAL	Fair Value
Fixed rate
Ch$ (UF) (1) (2)	Ch$16,138	3,961	3,985	3,805	66,571	92,505	186,965	160,096
Interest rate	3.8%	4.3%	4.3%	4.3%	3.2%	4.7%	4.1%
US$	1,835	-	-	-	-	-	1,835	1,835
Average int. rate	6.8%	-	-	-	-	-	6.8%
Argentine pesos	418	-	-	-	-	-	418	418
Interest rate	17.0%	-	-	-	-	-	17.0%
Variable rate
Euro	156	-	-	-	-	-	156	156
Average int. rate	6.0%	-	-	-	-	-	6.0%
US$ (3)	1,233	1,141	36,638	1,141	-	-	40,153	40,460
Average int. rate	4.4%	4.5%	Lb+0.27	4.5%	-	-	Lb+0.27
Derivative contract
Cross currency swaps:								421
Receive US$ at Libor + 0.27	29			44,552		-	44,680
Pay Ch$ (UF) at 2.25%	112			39,691		-	39.803

(1) A UF (Unidad de Fomento) is a daily indexed, peso-denominated monetary unit. The UF is set daily in advance based on the previous month's inflation rate.
(2) Bonds issued in the Chilean market.
(3) Includes the US$70 million loans that are hedged through cross currency interest rate swap agreements.

Commodity Price Sensitivity

The major commodity price sensitivity faced by us is the variation of malt prices.

The following table summarizes information about our malt, barley and bulk wine inventories and futures contracts that are sensitive to changes in commodity prices, mainly malt prices.  For inventories, the table presents the carrying amount and fair value of the inventories and contracts as of December 31, 2009.  For these contracts the table presents the notional amount in tons, the weighted average contract price, and the total dollar contract amount by expected maturity date.

	Commodity Price Sensitivity as of December 31, 2009

	Carrying Amount						Fair Value
On Balance Sheet Position
Malt inventory (millions of Ch$)	Ch$6,740						7,193
Bulk wine inventory - raw material	23,826						22,664

	Expected Maturity						Fair Value
	2010	2011	2012	2013	2014	Thereafter
Purchase Contracts
Malt:
Fixed Purchase Volume (tons)	43,007	36,000	36,000	16,000	-	-
Weighted Average Price (US$ per ton) (*)	498	530	530	530	-	-
Contract Amount (thousands of US$)	US$21,436	19,080	19,080	8,480	-	-	69,434
Barley:
Fixed Purchase Volume (tons)	52,000	25,000	25,000	25,000	25,000	25,000
Weighted Average Price (US$ per ton) (*)	227	225	225	225	225	225
Contract Amount (thousands of US$)	US$11,781	5,625	5,625	5,625	5,625	5,625	42,480
Grapes:
Fixed Purchase Volume (tons)	79	10,671	8,304	7,638	2,620	8,746
Weighted Average Price (Ch$ per kg.) (*)	542	210	202	173	303	369
Contract Amount (millions of Ch$)	Ch$43	2,243	1,674	1,321	795	3,226	9,115
Wine:
Fixed Purchase Volume (million liters)	1.4	-	-	-	-	-
Weighted Average Price (Ch$ per liter) (*)	160	-	-	-	-	-
Contract Amount (millions of Ch$)	Ch$217	-	-	-	-	-	256

(*) Weighted average price estimation is calculated based on expected market prices. Prices to be paid by us are adjusted based on current market conditions.

As of December 31, 2008 we had malt purchase contracts for US$147.6 million, compared with US$148.6 million as of December 31, 2009.

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

The following table summarizes our debt obligations, cash and cash equivalents, accounts receivable and derivative contracts in foreign currencies as of December 31, 2009 in million Chilean pesos, according to their maturity date, weighted-average interest rates and fair values:

Exchange Rate Sensitivity as of December 31, 2009
(Ch$ million, except percentages and exchange rate)

			Expected Maturity Date
		2010	2011	2012	2013	2014	Thereafter	TOTAL	Fair Value
Debt Obligations
Variable rate (US$)
Short and medium term (1)		Ch$1,233	1,141	36,638	1,141	-	-	40,153	40,460
Average int. rate		4.4%	4.5%	Libor+0.27%	4.5%	-	-	-
Variable rate (Euro)
Short and medium term		156	-	-	-	-	-	156	156
Average int. rate		6.0%	-	-	-	-	-	-
Fixed rate (US$)
Short term		1,835	-	-	-	-	-	1,835	1,835
Interest rate		6.8%	-	-	-	-	-	6.8%
Fixed rate (Argentine $)
Short term		418	-	-	-	-	-	418	418
Interest rate		17.0%	-	-	-	-	-	17.0%

Cash and Cash
Equivalents
US$		1,516						1,516	1,516
Others		7,762						7,762	7,762
TOTAL		9,278						9,278	9,278

Accounts Receivables
US$		13,433						13,433	13,433
Argentine Pesos		6,248						6,248	6,248
Others		18,002						18,002	18,002
TOTAL		37,683						37,683	37,683

			Expected Maturity Date
	Notional	2010	2011	2012	2013	2014	Thereafter	TOTAL	Fair Value
	amount
Derivative Contracts (in
thousand of US$)
Receive Ch$/pay US$	US$76,411			US$76,411				US$76,411	US$75,584
Receive US$/pay Ch$				US$70,000				US$70,000	US$71,248

(1) This debt considers US$ loans that are hedged through cross currency interest rate swap agreements which convert the entire US$ debt to Ch$ debt (UF1,850,175).

ITEM 12: Description of Securities Other than Equity Securities

12.D.3. Depositary Fees and Charges

JP Morgan Chase Bank N.A. (JP Morgan) is the depositary of CCU shares in accordance with the deposit agreement, dated September 1,1992, entered into by and among CCU, Morgan Guaranty Trust Company of New York, currently JP Morgan Chase Bank N.A. (JPMorgan), as depositary, and all owners from time to time of ADSs issued by CCU (“Deposit Agreement”).

Pursuant to the Deposit Agreement, holders of our ADSs may have to pay to JP Morgan, either directly or indirectly, fees or charges up to the amounts set forth in the table below.

Service	Fee
Issuance of ADSs	US$5 per each 100 ADSs issued

Cancellation of ADSs	US$5 per each 100 ADSs canceled

ADS holders will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as: stock transfer or other taxes and other governmental charges;  cable, telex and facsimile transmission and delivery charges incurred upon the transfer of securities; transfer or registration fees for the registration of transfers charged by the registrar and transfer agent; or expenses incurred for converting foreign currency into U.S. dollars.

12.D.4. Depositary Payments

In 2009, we received the following payments from JP Morgan in connection with our ADR program:

Expenses	ThUS$ amount

PWC USGAAP audit	11.1
PWC 20F review	13.2
20F translation	4.5
Banco Santander Conference	7.3
Deutsche Bank Conference	16.8
Bank of New York ADR issuers conf.	1.1
Merril Lynch Conference	2.1
Latibex Conference	8.6
Miscellaneous	1.2

Total	65.9

 PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

ITEM 15: Controls and Procedures

(a) Controls and Procedures.  Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, have evaluated the effectiveness of our “disclosure controls and procedures” (as defined in Exchange Act rules 13a-14(c) and 15d-14(c)) as of December 31, 2009.  These controls and procedures were designed to ensure that material information relating to us and our subsidiaries are communicated to our CEO and CFO. Based on such evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC reports.  There have been no significant changes in our internal controls and procedures subsequent to the date of this evaluation.

(b) Management’s Annual Report on Internal Control over Financial Reporting.  Our management, including our CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting and has assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2009, our internal control over financial reporting is effective.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears herein.

(c) Attestation Report of the Registered Public Accounting Firm.  See page F-2 of our audited consolidated financial statements.

(d) Changes in Internal Control over Financial Reporting.  There has been no change in our internal control over financial reporting during 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(e) Whistle-blowing procedure. We have a whistle-blowing procedure which allows any employee of CCU, of its associates or any person, to communicate to a designated person questionable practices or activities that constitute a breach of accounting procedures, internal controls, audit matters and the Code of Business Conduct.

ITEM 16A: Audit Committee Financial Expert

At the board meeting held on February 4, 2010, our board of directors agreed to increase from three to four the number of members of the audit committee, and to appoint Mr. Philippe Pasquet as the fourth member. Therefore, the current members of our audit committee are Messrs. Giorgio Maschietto, Carlos Olivos, Alberto Sobredo and Philippe Pasquet, each of whom is independent as defined by the Sarbanes-Oxley Act of 2002.

The audit committee in its meeting held on May 4, 2009, analyzed the requirements that Section 407 of the Sarbanes Oxley Act sets forth regarding the qualifications of an "Audit Committee Financial Expert" and, after due consideration, determined that none of the members of the audit committee meet the requirements of an "Audit Committee Financial Expert". However, we are not required to have an "Audit Committee Financial Expert" or similar expert under relevant U.S. or Chilean law.

ITEM 16B: Code of Ethics

We have adopted a Code of Business Conduct that applies to all of our executive officers and employees.  Our Code of Business Conduct is available on our website at www.ccu.cl.  Our code of ethics was updated in March 2010 and no waivers, either explicit or implicit, of provisions of the code of ethics have been granted to the Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer.

ITEM 16C: Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2008 and 2009:

	2008	2009
	(Ch$ million)	(Ch$ million)
Audit Fees	341	266
Audit-Related Fees	61	143
Tax Fees	0	0
All Other Fees	44	37
Total Fees	446	446

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

Not applicable.

ITEM 16F: Change in Registrant’s Certifying Accountants

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

Under the amendment to the Chilean Corporations Act, in effect as of January 1, 2010, an open-stock corporation must have at least one independent director (out of a minimum of seven directors) when its market capitalization reaches or exceeds 1.5 million Unidades de Fomento (as of April 30, 2010 approximately Ch$31,547 million) and at least 12,5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares. In addition, the Chilean Corporation Act enumerates  a number of relationships that preclude independence. The Chilean law also establishes a number of principles of general applicability designed to avoid conflicts of interests and to establish standards for related party transactions.  Specifically, directors elected by a group or class of shareholders have the same duties to the company and to the other shareholders as the rest of the directors, and all transactions with the company in which a director has an interest, must be in the interest of and for the benefit of the company, compare in price, terms and conditions to those prevailing in the market at the time of its approval and comply with the requirements and procedures set forth in Chapter XVI of the Chilean Corporation Act (See “Item 7: Major Shareholders and Related Party Transactions”.)

Furthermore, such transactions must be reviewed by the directors committee (as defined below); they require prior approval by the board of directors and must be disclosed at the next meeting of shareholders, unless such transactions fall within one the exemptions contemplated by the Chilean Corporations Act and, if applicable, included in the usual practice policy approved by the board of directors (See “Item 7: Major Shareholders and Related Party Transactions”.)  Pursuant to NYSE rule 303A.00, we may follow Chilean practices and are not required to have a majority of independent directors.

Committees. The NYSE listing standards require that listed companies have a Nominating/Corporate Governance Committee, a Compensation Committee and an Audit Committee.  Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified by the listing standards.

Under Chilean law, the only board committee that is required is the directors committee (comité de directores), composed of three members, such committee having a direct responsibility to (a) review the company’s financial statements and the independent auditors’ report and issue an opinion on such financial statements and report prior to their submission for shareholders’ approval, (b) make recommendations to the board of directors with respect to the appointment of independent auditors and risk rating agencies, (c) review related party transactions, and issue a report on such transactions, (d) review the managers, principal executive officers’ and employees’ compensation policies and plans and (e) to prepare an annual report of the performance of its duties, including the principal recommendations to shareholders; (f) report to the board of directors the convenience of retaining non-audit services from its external auditors, if the nature of such services could impair their independence; and (g) perform other duties as defined by the company’s bylaws, by the general shareholders’ meeting or by the board. Requirements to be deemed an independent director are set forth in “Item 6: Directors, Senior Management and Employees. Board Practices - Directors Committee”.

Pursuant to NYSE Rule 303A.06, we must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005. In the meeting held on February 3, 2010, our board of directors agreed to increase from three to four the number of members of the audit committee, and to appoint Mr. Philippe Pasquet as the fourth member. Therefore, the current members of our audit committee are Messrs. Giorgio Maschietto, Carlos Olivos, Alberto Sobredo and Philippe Pasquet, all of them meet the independence criteria contained in the Exchange Act and the NYSE Rule.

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

Code of Business Conduct.  The NYSE listing standards require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

We have adopted a code of business conduct that applies generally to all of our executive officers and employees.  A copy of the code of business conduct, as amended, is available in our website at www.ccu.cl.

Manual of Information of Interest to the Market.  In 2008, the Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros, or SVS) promulgated new rules which require public companies to adopt a manual regarding disclosure of information of interest to the market, board members and executives shares transactions and black out periods for such transactions.  This manual applies to our directors, the directors of our subsidiaries, our executive officers, some of our employees which may be in possession of confidential, reserved or privileged information of interest, and to our advisors.  The manual took effect on June 1, 2008.  A copy of the manual regarding disclosure of information of interest to the market, as amended on March 18, 2010, is available in our website at www.ccu.cl.

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

COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS for the year ended as of December 31, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Compañía Cervecerías Unidas S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Compañía Cervecerías Unidas S.A. and its subsidiaries at December 31, 2009 and 2008, and January 1, 2008 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Santiago, Chile
June 11, 2010

INDEX

 CONSOLIDATED BALANCE SHEET

ASSETS	Note	As of January 1,	As of December 31,	As of December 31,
		2008	2008	2009
		ThCh$	ThCh$	ThCh$
Current Assets
Cash and cash equivalent	13	116,702,623	55,299,985	137,353,669
Financial assets at fair value with changes in income	6	852,712	4,535,652	1,330,478
Accounts receivable - trade and other	14	121,112,748	147,488,609	134,503,176
Accounts receivable from related companies	15	5,733,556	5,902,504	8,021,709
Inventories	16	72,777,615	124,595,695	108,069,635
Derivative hedge assets	6	113,761	-	-
Prepaid expenses	17	9,720,758	8,643,249	8,921,387
Taxes receivable	23	3,253,402	17,497,536	9,053,034
Other current assets		490,103	464,564	385,987
Total current assets		330,757,278	364,427,794	407,639,075
Non-current assets
Accounts receivable from related companies	15	284,457	295,382	273,475
Investments in joint venture	18	32,813,634	42,341,048	43,284,760
Intangible assets (net)	19	31,764,270	110,078,900	103,475,569
Property, plant and equipment (net)	20	403,506,077	494,939,627	491,121,558
Investment property	21	15,801,327	16,503,042	15,291,308
Biological assets	22	11,923,602	17,285,991	16,030,387
Deferred income tax	23	16,888,820	21,053,453	23,999,110
Derivate hedge assets	6	-	9,566,257	-
Prepaid expenses	17	6,606,401	2,490,089	1,437,156
Other non-current assets		1,398,413	2,721,219	1,220,495
Total non-current assets		520,987,001	717,275,008	696,133,818
Total Assets		851,744,279	1,081,702,802	1,103,772,893

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements.

The columns in the tables have been ordered chronologically in accordance with occidental reading format.

CONSOLIDATED BALANCE SHEET

LIABILITIES AND NET EQUITY		As of January 1,	As of December 31,	As of December 31,
	Note	2008	2008	2009
LIABILITIES
		ThCh$	ThCh$	ThCh$
Current Liabilities
Debts and financial liabilities that accrue interest	24	10,196,154	86,244,327	19,780,477
Accounts payable - trade and other	25	106,523,736	136,198,519	125,351,446
Other financial liabilities	6	974,961	1,436,624	439,040
Accounts payable from related companies	15	3,443,606	4,966,618	4,263,311
Provisions	26	1,311,025	2,262,026	3,747,286
Tax payable	23	7,018,586	4,121,935	8,048,477
Other liabilities	27	49,050,738	53,411,170	83,673,738
Derivative hedge liabilities	6	-	9,145,358	83,907
Total current Liabilities		178,518,806	297,786,577	245,387,682
Non-current Liabilities
Debts and financial liabilities that accrue interest	24	162,851,906	159,793,050	209,747,317
Accounts payable from related companies	15	610,093	610,093	610,093
Provisions	26	11,796,018	12,125,691	10,656,638
Deferred income taxes	23	38,916,516	51,143,463	50,672,268
Other liabilities	27	9,879,076	12,281,558	11,400,594
Derivative hedge liabilities	6	18,514,878	-	2,091,784
Total non-current Liabilities		242,568,487	235,953,855	285,178,694
Total Liabilities		421,087,293	533,740,432	530,566,376

NET EQUITY
Shareholders' Equity	30
Paid-in capital		213,404,259	231,019,592	231,019,592
Other reserves		6,380,135	12,164,729	(25,194,445)
Retained earnings		161,138,442	200,680,243	256,404,398
Equity attributable to equity holders of the parents		380,922,836	443,864,564	462,229,545
Minority interests		49,734,150	104,097,806	110,976,972
Total Shareholders' Equity		430,656,986	547,962,370	573,206,517
Total Liabilities and Shareholders' Equity		851,744,279	1,081,702,802	1,103,772,893

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements.

The columns in the tables have been ordered chronologically in accordance with occidental reading format.

Compañía Cervecerías Unidas S.A. Consolidated Balance Sheet (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF INCOME

		For the year ended as of December 31
CONSOLIDATED STATEMENT OF INCOME	Note	2008	2009
		ThCh$	ThCh$
Net Sales	9	710,189,270	776,544,195
Cost of Sales		(335,578,823)	(365,098,371)
Gross Margin		374,610,447	411,445,824
Other operational income		2,485,542	2,362,077
Marketing expenses		(99,164,910)	(106,015,907)
Distribution expenses		(75,309,895)	(89,354,339)
Administrative expenses		(76,617,171)	(78,220,615)
Other operational expenses		(2,013,729)	(2,835,039)
Net financial expenses	11	(4,797,440)	(10,366,890)
Equity and income of joint venture	19	1,563,872	1,349,144
Foreign currency exchange differences	11	(865,556)	(1,390,070)
Result as per adjustment units	11	(15,626,490)	4,190,023
Immediately recognized negative goodwill		4,148,509	9,215
Other gains (losses) net	12	(2,585,692)	21,915,417
Income before taxes		105,827,487	153,088,840
Income taxes	23	(10,524,247)	(11,723,673)
Income from continued activities		95,303,240	141,365,167
Income (loss) from discontinued activities, after taxes		-	-
Net income of year		95,303,240	141,365,167
Net income attributable to
Equity holders of the parent Company		90,413,642	128,037,473
Minority interest		4,889,598	13,327,694
Net income of year		95,303,240	141,365,167
Net income per share (pesos)		283.87	402.00

Basic and diluted income (loss) per share from continued activities (pesos)		283.87	402.00

Basic and diluted income (loss) per share from discontinued activities (pesos)		-	-

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements.

The columns in the tables have been ordered chronologically in accordance with occidental reading format.

Compañía Cervecerías Unidas S.A. Consolidated Balance Sheet (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME	Note	For the year ended as of December 31
		2008	2009
		ThCh$	ThCh$
Net Income		95,303,240	141,365,167
Other income and expense charged or credited against net equity
Cash flow hedge	30	5,156,120	(6,507,854)
Exchange differences of foreign subsidiaries	30	16,866,352	(34,738,643)
Income tax related to other income components and expense charged or
credited against net equity	30	(876,541)	1,106,335
Total other comprehensive income and expense:		21,145,931	(40,140,162)
Comprehensive income and expense (1)		116,449,171	101,225,005
Comprehensive income and expense originated by:
Shareholders’ equity		110,510,418	90,646,599
Minority Interests		5,938,753	10,578,406
Comprehensive income and expense (1)		116,449,171	101,225,005

(1) Corresponds to the income (loss) for the year in case no income or expenses have been recorded directly against shareholders´ equity.

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements.

The columns in the tables have been ordered chronologically in accordance with occidental reading format.

Compañía Cervecerías Unidas S.A. Consolidated Statement of Income (Figures expressed in thousands of Chilean pesos)

STATEMENT OF CHANGES IN NET EQUITY

____________________________________________________________________________________________________________________________________________________

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements.

Statement of Changes in Net Equity	Paid-in Capital		Other Reserves			Retained earnings	Total equity attributable to equity holders of the parents	Minority Interest	Total Shareholder's Equity
	Common Stock	Shares premium	Currency translation difference	Hedge reserves	Other reserve
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2008	197,925,086	15,479,173	-	2,084,084	4,296,051	161,138,442	380,922,836	49,734,150	430,656,986
Changes
Final dividends (1)	-	-	-	-	-	(7,919,922)	(7,919,922)	-	(7,919,922)
Interim dividends (2)	-	-	-	-	-	(14,969,635)	(14,969,635)	-	(14,969,635)
Interim dividends according to policy (3)	-	-	-	-	-	(26,345,717)	(26,345,717)	-	(26,345,717)
Other increases (decreases) in Net Equity	17,615,333	-	-	-	(14,312,182)	(1,636,567)	1,666,584	48,424,903	50,091,487
Comprehensive income and expense	-	-	15,817,197	4,279,579	-	90,413,642	110,510,418	5,938,753	116,449,171
Total changes in equity	17,615,333	-	15,817,197	4,279,579	(14,312,182)	39,541,801	62,941,728	54,363,656	117,305,384
AS OF DECEMBER 31, 2008	215,540,419	15,479,173	15,817,197	6,363,663	(10,016,131)	200,680,243	443,864,564	104,097,806	547,962,370
Balance as of January 1, 2009	215,540,419	15,479,173	15,817,197	6,363,663	(10,016,131)	200,680,243	443,864,564	104,097,806	547,962,370
Changes
Final dividends (1)	-	-	-	-	-	(8,263,070)	(8,263,070)	-	(8,263,070)
Interim dividends (2)	-	-	-	-	-	(19,110,172)	(19,110,172)	-	(19,110,172)
Interim dividends according to policy (3)	-	-	-	-	-	(44,908,565)	(44,908,565)	-	(44,908,565)
Other increases (decreases) in Net Equity	-	-	-	-	31,700	(31,511)	189	(3,699,240)	(3,699,051)
Comprehensive income and expense	-	-	(31,989,355)	(5,401,519)	-	128,037,473	90,646,599	10,578,406	101,225,005
Total changes in equity	-	-	(31,989,355)	(5,401,519)	31,700	55,724,155	18,364,981	6,879,166	25,244,147
AS OF DECEMBER 31, 2009	215,540,419	15,479,173	(16,172,158)	962,144	(9,984,431)	256,404,398	462,229,545	110,976,972	573,206,517

(1) Related to the difference between the dividends effectively paid and the provision established (50% as per current policies) at the closing date of the preceeding year
(2) Related to declared dividends at December 31 of each year and paid during January of the next year, as agreed by the Board of Directors
(3) Related to CCU´s policy to distribute a minimun dividend of at least 50% the income (Note 30)

Compañía Cervecerías Unidas S.A. Consolidated Statement of Other Comprehensive Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CASH FLOW

Consolidated Statement of Cash Flow	Notes	For the years ended as of December 31,
		2008	2009
		ThCh$	ThCh$
Net cash flows from (used in) operational activities
Amounts collected from clients		941,931,350	1,049,098,624
Payments to supplier		(602,725,119)	(656,127,898)
Remunerations paid		(77,034,752)	(79,161,980)
Payments received and remitted corresponding to VAT		(108,609,013)	(139,937,632)
Other collections		23,796,048	72,591,248
Cash flows provided by operations activities		177,358,514	246,462,362
Cash flows from (used in) other operational activities
Amounts received for dividends classified as operational		969,745	951,045
Amounts received for interest classified as operational		435,026	3,297,780
Amounts paid for interest classified as operational		(9,817,389)	(9,377,031)
Amounts received for returned taxes on income		2,142,914	9,164,178
Payments of taxes on income		(20,956,693)	(10,524,655)
Other expense originated by other operational activities		(23,195,943)	(89,129,229)
Cash flows used in other operational activities		(50,422,340)	(95,617,912)
Net Cash flows provided by operational activities		126,936,174	150,844,450
Cash flows from (used in) investment activities
Proceeds from sale of property, plant and equipment divesture		973,920	262,461
Proceeds from sale of an interest in a subsidiary		-	29,874,428
Proceeds from sale of other financial assets		10,673,099	10,124,997
Capital expenditures		(60,684,622)	(57,892,476)
Payments for the acquisition of joint venture		(8,963,674)	(1,036,500)
Payments for the acquisition of subsidiaries net of costs and cash received		(80,013,035)	-
Payments for the acquisition of other financial assets		(16,126,415)	(12,064,971)
Net cash flows used in investment activities		(154,140,727)	(30,732,061)
Net cash flows from (used in) financing activities
Proceeds from bank borrowings		30,838,271	13,969,503
Proceeds from the issuance of bonds		-	104,062,341
Repayment of bank borrowings		(5,762,989)	(97,608,004)
Repayment of other financial liabilities		(3,569,067)	(3,832,558)
Repayment of liabilities originated by financial leases		(1,006,128)	(1,038,526)
Loan payment to related companies		(36,563)	(1,899,842)
Dividend payment to common shareholders		(50,310,420)	(50,709,762)
Net cash flows used in financing activities		(29,846,896)	(37,056,848)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(57,051,449)	83,055,541
EFFECT OF EXCHANGE RATES VARIATION ON CASH AND CASH EQUIVALENTS		(4,351,189)	(1,001,857)
CASH AND CASH EQUIVALENTS, INITIAL BALANCE		116,702,623	55,299,985
CASH AND CASH EQUIVALENTS, FINAL BALANCE	13	55,299,985	137,353,669

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements.

The columns in the tables have been ordered chronologically in accordance with occidental reading format.

Compañía Cervecerías Unidas S.A. Statement of Changes In Net Equity (Figures expressed in thousands of Chilean pesos)

Note 1 General Information

Compañía Cervecerías Unidas S.A. (“CCU”, or the “Company” or the “Parent Company") was incorporated in Chile as an open stock company, and it is registered in the Securities Record of the Superintendencia de Valores y Seguros de Chile (Local Superintendence of Equity Securities, “SVS”) under Nº 007, consequently, the Company is subject to Regulation by the SVS. The Company’s shares are quoted on the Santiago Stock Exchange, Electrónic stock Exchange and Valparaíso stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and it quotes its American Depositary Shares (ADS) on the New York Stock Exchange (NYSE). One ADS is equivalent to 5 ordinary shares.

Through its subsidiaries CCU produces, bottles, sells and distributes beverages, it is a multi-category company that participates in businesses such as beer, wine, spirits and non-alcoholic beverage, such as soft drinks, nectars and waters. In the beer business it participates in the Chilean and Argentine markets, as well as in the wine business, where it exports to over 86 countries. In the rest of the businesses it participates only in the Chilean market. Additionally, through the joint business Foods Compañía de Alimentos CCU S.A. (“Foods”) it participates in the ready-to-eat market. CCU also includes companies that sell services or products to the business units, such as plastic containers, services, logistics and finished products transportation and marketing; in addition, the Parent Company provides management shared services to the rest of the companies in the group.

The Company is the largest producer, bottler and distributor of beer in Chile. CCU’s beer production and distribution includes a wide range of brands in the premium, mainstream as well as popular-priced segments, which are marketed under seven proprietary brands (or brand extensions) being the main Cristal, Escudo, Morenita, Royal Guard, Dorada, Kunstmann and Lemon Stones, and four licensed brands. The main brands distributed and/or produced under license are: Heineken, Budweiser, Paulaner and Austral. Beer manufacturing in Chile is carried out at the Santiago, Temuco and Valdivia plants.

The Company is the second beer producer in the Argentine market, with three production facilities in the cities of Salta, Santa Fé and Luján. In Argentina the Company produces and/or distributes Heineken and Budweiser beer under license, as well as proprietary brands, such as: Salta, Santa Fé, Schneider, Imperial, Palermo and Bieckert. The Company also imports and distributes Corona, Guinness and Paulaner beer.

The Company is also a wine producer in Chile, through its subsidiary Viña San Pedro Tarapacá S.A. (“VSPT”), the second largest wine exporter in Chile, and the third largest winery in the domestic market. VSPT produces and markets premium, varietales and popular-priced wines under the brand families Viña San Pedro, Viña Tarapacá, Viña Santa Helena, Viña Misiones de Rengo, Viña Mar, Casa Rivas, Viña Altaïr, Bodega Tamarí and Finca La Celia, the two latter of Argentine origin. It also participates in the domestic and export markets through its associate Viña Valles de Chile S.A., with the brand families Viña Tabalí and Viña Leyda.

The Company, through its subsidiary Embotelladora Chilenas Unidas S.A. (“ECUSA”) is one of the largest non-alcoholic beverage producers in Chile, including: soft drinks, mineral and purified water, nectars, tea, deportive and energetic drink. It is bottler and distributor in Chile under its proprietary brands and of those brands produced under license from PepsiCo, Schweppes Holding Limited, Nestlé S.A. and others, and Promarca. The main proprietary brands including: Bilz, Pap, Kem; Cachantún and Porvenir waters, which are operated by our subsidiary Aguas CCU-Nestlé Chile S.A. The Company soft drink, purified water and nectar products are produced at two facilities located in Santiago and Antofagasta; its mineral waters are bottled at two plants in the central region of the country: Coinco and Casablanca.

The Company, through its subsidiary Compañía Pisquera de Chile S.A. (“CPCh”), is one of the largest pisco producers in Chile, and it also participates in the rum and ready-to-drink cocktail businesses.

Compañía Cervecerías Unidas S.A. Consolidated Statement of Cash Flow (Figures expressed in thousands of Chilean pesos)

The detail of the described licenses situation appears below:

Main brands under license
Licenses	Validity Date
Watt's en envases rígidos, excepto cartón	Indefinite
Budweiser para Argentina y Uruguay	December 2025
Pepsi, Seven Up y Té Lipton	March 2020
Crush, Canada Dry, Canada Dry Limón Soda	December 2018
Budweiser para Chile	December 2015
Austral	September 2015
Negra Modelo y Corona para Argentina	December 2014
Heineken, para Chile y Argentina	June 2013
Nestlé Pure Life	December 2012
Distribución Red Bull	December 2012
Gatorade	March 2012

The Company’s address and main office is located in Santiago city, at Avenida Vitacura Nº 2,670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

As of December 31, 2009 the Company had a total 5,366 employees according to the following detail:

	Number of Employees
	Parent Company	Consolidated
Main Executives	67	220
Professional and technician	253	1,513
Workers	82	3,633
Total	402	5,366

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 66.1% of the Company’ shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile Limitada, a company controlled by Heineken Americas B.V, both with a 50% equity participation.

These consolidated financial statements of CCU S.A. have been approved on June 11, 2010.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

The consolidated financial statements include the following significant subsidiaries direct and indirect:

		Share percentage with voting rights
Subsidiary	RUT	As of January 1, 2008	As of december 31, 2008	As of december 31, 2009

		%	%	%
Cervecera CCU Chile Ltda	96.989.120-4	100.0000	100.0000	100.0000
Compañía Cervecera Kunstmann S.A.	96.981.310-6	50.0007	50.0007	50.0007
Compañía Pisquera De Chile S.A.	99.586.280-8	80.0000	80.0000	80.0000
Embotelladoras Chilenas Unidas S.A.	99.501.760-1	99.9426	99.9426	99.9426
Aguas CCU Nestlé Chile S.A. (1)	76.007.212-5	80.0000	80.0000	50.1000
New Ecusa S.A.	76.718.230-9	100.0000	100.0000	100.0000
Vending y Servicios CCU Ltda	77.736.670-K	100.0000	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86.150.200-7	100.0000	100.0000	100.0000
Transportes CCU Limitada	79.862.750-3	100.0000	100.0000	100.0000
Comercial CCU S.A.	99.554.560-8	100.0000	100.0000	100.0000
Financiera CRECCU S.A. (2)	76.041.227-9	0.0000	100.0000	100.0000
CCU Inversiones S.A. (3)	76.593.550-4	99.9420	99.9485	99.9723
Viña San Pedro Tarapacá S.A. (4)	91.041.000-8	58.1455	50.0000	50.0058
Cía. Cervecerias Unidas Argentina S.A. (5)	0-E	92.7970	95.9467	95.9647
Millahue S.A. (6)	91.022.000-4	99.9309	99.9309	99.9621
CCU Cayman Limited	0-E	100.0000	100.0000	100.0000
Southern Breweries Establishment	0-E	100.0000	100.0000	100.0000
CCU Investments Limited (7)	0-E	100.0000	100.0000	100.0000

The main movements in the ownership of the subsidiaries included in the present financial statements are as follows:

(1) Aguas CCU-Nestlé Chile S.A.

On June 4, 2009 Nestlé Waters Chile S.A. notified ECUSA its decision of exercising its irrevocable option to purchase an additional 29.9% of Aguas CCU-Nestlé Chile S.A. shares. Upon exercise of the option ECUSA recognized a gain on the sale of minority interest of ThCh$ 24,439,025, presented under Other gains in the statement of income (Note 12)

This purchase and sale operation was effected on July 9, 2009, through the payment of ThCh$29,874,428 (Ch$9.48763 per share) for the purchase of the shares.

On September 30, 2009, at an Extraordinary Shareholders Meeting, Aguas CCU-Nestlé Chile S.A. (Aguas CCU) and Nestlé Waters Chile S.A. (Waters Chile), the merger by incorporation of Aguas CCU into Waters Chile was approved, resulting in the later being the controlling entity. Waters Chile was a holding company whose sole assets were its 49,401% interest in Aguas CCU.

As a consequence of the above, the shareholders of the merged company are Embotelladoras Chilenas Unidas S.A., Nestlé Chile S.A. and Comercializadora de Productos Nestlé S.A., with a 50.10%, a 49.4010% and a 0.499% share respectively. The merger was recorded as from September 30, 2009 and no accounting effects were generated for its shareholders.

During the Ordinary Shareholders Meeting of Nestlé Waters Chile S.A. held on July 8, 2009, the Shareholders approved the change of the name Nestlé Waters Chile S.A. to Aguas CCU-Nestlé Chile S.A..

(2) Financiera CRECCU S.A.

This company was incorporated on October 2, 2008, with a ThCh$1,000 capital divided into 1,000 nominative shares, without face value, of one same and unique series. The subscribed capital was paid by CCU S.A. and CCU Inversiones S.A. was of 900 and 100 shares respectively.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

(3) CCU Inversiones S.A.

On December 29, 2008, a capital increase of ThCh$82,000,000 was approved at an Extraordinary Shareholders Meeting, through the issue of 1,747,211,827 paid-up shares without face value, which would be offered at a price of Ch$46.9319167445 each share, thus increasing the company’s capital to a total ThCh$146,942,563 divided into 3,654,799,597 shares without face value, which shall be subscribed and paid-up in cash within a three year term as of this date. As of  December  31, 2009, 3,546,362,954 shares are subscribed and paid.

Additionally, in December 2008 CCU Inversiones S.A. purchased in the public market 844,478,445 shares of VSP for ThCh$3,150,709. The capital gain that resulted from this acquisition amounted to ThCh$1,278,539 and was recognized directly in results

On February 3, 2009, CCU Inversiones S.A. acquired 2,344,130 shares of Viña San Pedro Tarapacá S.A.

(4) Viña San Pedro Tarapacá S.A. and subsidiaries

On August 28, 2008, CCU S.A. acquired 1,199,039,008 shares of Viña San Pedro (VSP) for ThCh$4,456,924, thus increasing its share in VSP to 63.15%. This transaction generated negative goodwill of ThCh$753.472, recognized as credit to income.

On December 3rd, 2008, at the Extraordinary Shareholders Meeting of Viña San Pedro S.A. (VSP) and Viña Tarapacá Ex -Zavala (VT), the merger through absorption of Viña Tarapacá and Viña San Pedro was approved, being the latter the one absorbing the former, with the approval of a capital increase of ThCh$30,193,541 divided into 15,987,878,653 shares (See Note 8).

The capital gain that resulted from this acquisition amounted to ThCh$1,133,054 and was recognized directly in results.

Between January 13 and 20, 2009, during the course of the company’s re-organization, Compañía Cervecerías Unidas S.A. sold VSPT shares to its subsidiary CCU Inversiones S.A., according to the following detail:

In a transaction dated January 13, 2009, CCU S.A. transferred and sold through IM Trust S.A. Corredores de Bolsa to CCU Inversiones S.A. 13,052,199,079 shares of VSPT valued at ThCh$48,293,137.

In a transaction date January 16, 2009, CCU S.A. contributed to Cervecera CCU Chile Ltda. 3,996,969,663 shares of VSPT, valued at ThCh$22,092,264.

In a transaction dated January 19, 2009, CCU S.A. transferred and sold to CCU Inversiones S.A. 2,091,181,381 shares of VSPT through IM Trust S.A. Corredores de Bolsa, which were valued at ThCh$7,737,371.

In a transaction dated January 19, 2009, CCU S.A. transferred and sold to CCU Inversiones S.A. 3,996,969,663 shares of VSPT through IM Trust S.A. Corredores de Bolsa, which were valued at ThCh$14,788,787.

As a result of the above, as of December 31, 2009, CCU Inversiones S.A. is the owner of 50.01% of VSPT shares. The remaining shareholders are Cía. Chilena de Fósforos S.A. and minoritary shareholders with a 30.00% and a 19.19% respectively.

(5) Compañía Cervecerías Unidas Argentina S.A. and  subsidiaries

On April 1st and June 10, 2008, subsidiary received irrevocable capital contributions from Inversiones Invex CCU Ltda. of US$70,000,000 and US$4,600,000 respectively, on the account of future capital increases. The first one was capitalized on June 3, 2008 and the second on June 26, 2008. These transactions generated a capital gain of thCh$949,528 which was recognized directly in results.

On May 30, 2008, CCU Cayman Branch transferred to Inversiones Invex CCU Ltda. 264,188,240 shares it held of Compañía Cervecerías Unidas Argentina S.A., equivalent to US$109,835,718.

With the above, as of December 31, 2009, the shareholders of CCU Argentina S.A. are Inversiones Invex CCU Ltda. and Anheuser Busch Inc., with 95.96% and 4.04% interest, respectively.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Compañía Industrial Cervecera S.A. (CICSA)

In April, June and July, 2008, CICSA received capital contributions from CCU Argentina S.A. for US$573,000, US$85,000,000 and US$4,027,000 respectively, on the account of future capital increases, to finance the purchase of Inversora Cervecera S.A. (ICSA)

The sale, transfer of shares and price payment for ICSA by CICSA were subject to the approval by the antitrust authorities (currently the Domestic Trade Secretary) which was ratified on March 31, 2008. The operation was recorded for accounting purposes as from April 2008 and its payment was effected on April 2, 2008 (See Note 8).

(6) Millahue S.A.

On April 3, 2009, the Company acquired from third parties 8,000 shares of Millahue S.A., increasing its share to 99.96%.

At the Extraordinary Shareholders Meeting held on May 30, 2008, it was agreed to change the company’s name to Millahue S.A.

(7) CCU Investments Limited

On May 30, 2008, at the Board of Directors Meeting, the company increased its capital by US$109,835,718 with the issue of 109,835,718 shares, which were subscribed and paid-up by CCU Cayman Branch with the equity contribution of 264,188,240 shares of Compañía Cervecerías Unidas Argentina S.A.

Note 2  Summary of significant accounting policies

 Significant accounting policies adopted for the preparation of these consolidated financial statements are described below.

2.1         Bases of preparation

The accompanying consolidated financial statements, have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB), which have been adopted in Chile under title: Financial Reporting Standard in Chile (NIFCH) and represents the wholesale adoption, explicity and without reservation of those international standards and applied uniformly to the periods presented.

The consolidated financial statements cover the following periods: Balance sheet as of January 1, 2008 and December 31, 2008 and 2009; Statement of Changes in Shareholders’ Equity, Income Statement and Statement of Cash Flows for the years ended December 31, 2009 and 2008.

The financial statements as of January 1 and December 31, 2008, as well as their notes, are shown comparative as indicated in the above paragraph. For comparison purposes, some minor reclassifications have been made to the 2008 financial statements.

The previous financial statements issued as of December 31, 2008 were prepared according to the generally accepted accounting principles in Chile (PCGA)  and rules and instruction issued by the SVS.

The amounts shown in the attached financial statements are expressed in thousands of Chilean pesos, which is the Company’s functional currency. All amounts have been rounded to thousand pesos, except when otherwise indicated.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value through profit and loss.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain significant accounting critical estimates. It also requires that management use its professional judgment in the process of applying the Company’s accounting policies. See note 3 for disclosure of significant amounting estimates and judgments.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

At the date of presentation of these financial statements, amendments, improvements and interpretations to the existing standards have been published which are not yet valid and that the Company has not adopted in advance.

The following standards are required to be applied as from the dates indicated below:

Amendments, Improvements and Interpretations to existing standards		Effective date

IFRS 3 Revised	Business combinations	July 1, 2009
IFRS 1 Revised	First time adoption	July 1, 2009
IFRIC 17	Distributions of non cash assets to owners	July 1, 2009
IFRIC 18	Transfer of assets from customers	July 1, 2009
IAS 27 Revised	Consolidated and separate financial statements	July 1, 2009
IFRS 1 Amendment	For additional exemptions	January 1, 2010
IFRS 2 Amendment	Share-based payments-Group cashsettled share-based payment transactions	January 1, 2010
IAS 39 Amendment	Financial instruments: recognition and measurement	January 1, 2010
IAS 32 Amendment	Financial instruments: Presentation on classification of rights issues	February 1, 2010
IFRIC 19	Extinguinshing financial liabilities with equity	July 1, 2010
IFRIC 14 Amendment	Pre-payment of a Minimum Funding Requirement	January 1, 2011
IAS 24 Amendment	Related party disclousures	January 1, 2011
IFRS 9	Financial instruments	January 1, 2013

The company estimates that the adoption of the aforedescribed Standards, Amendments and Interpretations shall not have a material impact on the consolidated financial statements of the group at their initial application.

2.2         Bases of consolidation

Subsidiaries

Subsidiaries are the entities over which the Company is empowered to direct financial and operational policies, which is generally the result of ownership of over half the voting rights. Subsidiaries are consolidated as from the date on which the control was transferred to the Company, and they are excluded from consolidation as of the date of termination of such control.

The purchase method is used for the accounting of acquisition of subsidiaries. The acquisition cost is the fair value of the assets delivered, of the equity instruments issued and of the liabilities incurred or assumed as of the exchange date, plus the costs directly attributable to the acquisition. The identifiable assets acquired, as well as the identifiable liabilities and contingencies assumed in a business combination are initially valued at their fair value on the acquisition date, independently from the scope of minority interests. The excess of the acquisition cost over the fair value of the Company’s share of the net assets acquired is recognized as goodwill. If the acquisition cost is lower than the fair value of the acquired subsidiaries’ net assets, the difference is directly recognized in the statement of income as gain.

Inter-company transactions, balances and unrealized gains from transactions between the Group’s entities are eliminated during consolidation. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred.

Whenever necessary to ensure uniformity with the policies adopted by the Company, the subsidiaries’ accounting policies are amended.

The minority interest is presented in the Net Equity section of the Statement of Financial Position. The gain or loss attributable to minority interest is presented in the Consolidated Statement of Income after net income.

Joint Ventures

A joint venture is a contractual agreement by which two or more parties carry out an economic activity that is subject to a joint control, and normally involves the establishment of a separate entity in which each party has a share, based on a shareholders’ agreement. The Company accounts for its participation in joint ventures by using the equity method. The

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

financial statements of the joint ventures in which the Company participates are prepared for the same year, using accounting policies consistent with those of the Company. Adjustments are made to confirm any different accounting policy that may exist.

Whenever the Company contributes or sells assets to the companies under joint control, any part of the income or loss originated by the transaction is recognized on the basis of the transaction nature. Whenever the Company purchases assets of such companies, it does not recognize its share in the income or loss of the joint venture as regards such transaction until the asset is sold or realized.

2.3         Financial information as per operational segments

The Company’s operating segments are formed by the assets and resources intended to supply products that are subject to risks and benefits different from those of other operating segments, and that normally correspond to operating companies that develop such business activities and which operating income is regularly reviewed by its respective Directors and by the Board of Directors, in order to make decisions on the resources to be allotted to the segments and to appraise their performance. When establishing the segments to be reported, some segments with similar economic characteristics have been grouped together. (See note 7)

The segments performance is appraised according to several indicators, of which Operating Income, EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization; equivalent to income from operations plus depreciation and amortization), EBITDA margin (EBITDA’s % as compared to total income), the volume and Sales Income are the most important. Sales between segments are carried out at arm’s length and the net sales information as per geographical location is based on the producing and selling entity location.

2.4         Foreign currency and unidad de fomento (Adjustable unit)

The Company uses the Chilean peso as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the Argentine subsidiaries is the Argentine peso.

Transactions in foreign currency and adjustable units (“Unidad de Fomento” or “UF”) are recorded at the exchange rate of the corresponding currency or adjustable unit as of the date on which the transaction complies with the requirements for its initial acknowledgement. The Unidad de Fomento (UF) is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each Balance Sheet the monetary assets and liabilities denominated in foreign currencies and adjustable units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustable unit. The exchange difference arising, both from the liquidation of foreign currency operations, as well as from the valuation of foreign currency monetary assets and liabilities, is included in statement of Income, in the Exchange Rate Difference caption, while the difference arising from the changes in adjustable units are recorded in the Income as per Adjustable Units.

For consolidation purposes, the assets and liabilities of the subsidiaries which functional currency is different from the Chilean peso are translated into Chilean pesos by using the exchange rates valid as of the date of the financial statements, and the exchange differences originated by the translation of the assets and liabilities are recorded in the Equity Reserve item, under Currency Translation Reserves. The income and expense are translated at the monthly average exchange rate for the corresponding terms, since there have not been significant fluctuations in the exchange rate during each month.

The exchange rates of the main foreign currencies and adjustment units used in the preparation of the consolidated financial statements as of January 1, 2008, December 31, 2008 and December 31, 2009 are as follows:

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

		As of January 1,	As of December 31,	As of December 31,
Chilean Pesos as per unit of foreign currency or adjustable unit		2008	2008	2009
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	496.89	636.45	507.10
Euro	EURO	730.94	898.81	726.82
Argentine Peso	ARS	157.79	184.32	133.45
Canadian Dollar	CAD	506.26	521.72	481.12
Sterling Pound	GBP	989.43	918.27	814.49
Swiss Franc	CHF	440.70	602.64	489.10
Australian Dollar	AUD	433.59	439.72	453.09
Danish Krone	DKK	98.04	120.62	97.69
Japanese Yen	JPY	4.41	7.05	5.48
Brazilian Real	BRL	280.32	271.70	290.94
Adjustment Units
Unidad de fomento*	UF	19,622.66	21,452.57	20,942.88

2.5         Cash and cash equivalents

Cash and cash equivalents includes cash available, bank balances, term deposits at financial entities, investments in mutual funds and financial facilities acquired under re-sale agreements, all of them short-term investments with a high liquidity, and an original maturity of three or less months.

2.6         Financial instruments

Financial assets and liabilities

The Company recognizes a financial asset or liability in its balance sheet when it becomes subject to the contractual stipulations of a financial instrument. A financial asset is eliminated from the financial statement when the rights to receive the cash flows from such financial asset expire, or if the Company transfers the financial asset to a third party without a substantial withholding of that asset is isks and benefits. A financial liability is eliminated when the Company’s obligations specified in the agreement have been liquidated or have expired. The normal purchases or sales of financial assets are accounted for at the purchase or liquidation date, that is, on the date when the asset is acquired or delivered by the Company.

As of the date of the initial recognition, Management classifies its financial assets (i) at fair value through income and (ii) collectible credits and accounts, depending on the purpose for which the financial assets were acquired. Financial assets are initially recognized at fair value. For those instruments not classified at fair value through income, any cost attributable to the transaction is recognized as part of the asset value.

The fair value of the instruments that are actively quoted in formal markets is determined by the quoted price as of the financial statement closing date. For those investments without an active market the fair value is determined using valuation techniques, among them (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flow, and (iv) other valuation models.

After the initial recognition, the Company values the financial assets as described below:

Financial assets at fair value through profit and loss

These assets are valued at fair value and the income or losses originated by the fair value variation are recognized in the Consolidated Statement of Income.

The assets at fair value through income include financial assets held for trading, and financial assets classified as held for trading by the Company. Financial assets are classified as held for trading when acquired with the purpose of selling them within a short term. Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Accounts receivable

They correspond to those financial assets with fixed or determinable payments that are not traded in an active market. The trade receivable credits or accounts are recognized according to the invoice value, recording the corresponding accordance with there is objective evidence of payment risk by the client.

The estimated losses from bad debts are determined by applying differentiated percentages, taking into account maturity factors, until reaching a 100% in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis.

The current trade receivable credits and accounts are not discounted. The Company has determined that the calculation of the amortized cost is not materiality different from the invoiced amount, because the transaction does not have significant  associated costs.

Debts and financial liabilities that accrue interest

Loans and financial obligations accruing interest are initially recognized at the fair value of the resources obtained, less costs incurred directly attributable to the transaction. After initial recognition, loans and obligations accruing interest are valued at their amortized cost. The difference between the net amount received and the value to be paid is recognized in the consolidated statement of Income during the term of the loan, using the effective interest method.

Interest paid and accrued related to debts and obligations used in the financing of its operations appear under financial expense.

Loans and obligations accruing interest with a maturity within the next twelve month period are classified as current liabilities, unless the Company has the unconditional right to defer the payment of the obligation for at least a twelve month period after the financial statement closing date.

Derivative Instruments

All derivative financial instruments are recognized as of the date of the agreement, and then revalued at their fair value as of the date of the financial statements. Income and losses resulting from the fair value measurement are recorded in the Statement of Income as income or losses due to financial instruments fair value, unless the derivative instrument qualifies, is classified and is effective as a hedge instrument.

In order to classify a derivative as a hedge instrument for accounting purposes, the Company certifies (i) as of the transaction date or at classification time, there is correlation in the relationship between the hedge instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at subscription date as well as on a continuing basis, whether the instrument used is effective to offset changes in fair value or in the cash flow of the protected item.

A hedge is considered effective when changes in the reasonable value or in the cash flow of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flow of the hedge instrument with effectiveness between 80% to 125%.

Derivative instruments classified as hedges are accounted for as cash flow hedges.

The effective portion of the change in the fair value of derivative instruments that are appointed and classified as cash flow hedges is initially recognized in Cash Flow Hedge Reserve, in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the Statement of Income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding exposure makes an impact on the Statement of Income. When a cash flow hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated income or loss existing in Equity is immediately recognized in the Statement of Income.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

2.7          Financial asset impairment

At each financial statement date the Company assesses if a financial asset or financial group of assets is impaired.

When there is objective evidence that a loss due to impairment has been incurred in the accounts receivable, the loss amount is recognized in the Consolidated Statement of Income, under the Administration Expense item.

The Company assesses impairment of accounts receivable collectively, grouping the financial assets according to similar risk characteristics, which indicate the debtors’ capacity to comply with their obligations under the conditions agreed upon.

In the event that during a later term the impairment loss amount decreases and such decrease may be objectively related to an event occurring after impairment recognition, the impairment loss previously recognized is reversed.

Any later reversion of an impairment loss is recognized in Income provided that the book value of the asset does not exceed its value as of the date the impairment was recognized.

2.8         Inventories

Inventories are valued at the lower cost between their acquisition or production cost and their net realizable value. The production cost of finished products and of products under processing includes raw material, direct labor, indirect manufacturing expenses based on a normal operational capacity and other costs incurred to grant the products with the locations and conditions necessary for sale, net of discounts attributable to inventories.

The net realizable value is the estimated sale price in the normal course of business, less marketing and distribution expenses. When market conditions cause the cost to be higher than its realization net realizable value, an allowance for asset’s deterioration is registered for the difference in value. This allowance for asset’s deterioration also includes amounts related to obsolete items due to a low turnover, technical obsolescence and products withdrawn from the market.

The inventories and cost of products sold is determined using the FIFO (First in First Out) method. The Company estimates that most of the inventories have a turnover of less than a year.

The materials and raw materials purchased from third parties are valued at their acquisition cost; once used, they are incorporated in finished products using the FIFO methodology.

2.9         Prepaid expenses

Prepaid expenses mainly include disbursements related to commercial advertising preparation that is in process but has not yet been shown, advances to property, plant and equipment suppliers and current and non-current advertising agreements.

2.10       Property, plant and equipment

Property, plant and equipment are recorded at their historic cost, less accumulated depreciation and impairment losses. The cost includes both the disbursements directly attributable to the asset acquisition or construction, as well as the financing interest directly or indirectly related to certain qualified assets. Regarding the latter, it is Company policy to capitalize such interest during the construction or acquisition period, as long as these assets qualify for these purposes considering the period for them becoming operative and the amounts invested. Disbursements after the purchase or acquisition are only capitalized when it is likely that the future economic benefits associated to the investment flow towards the Company, and costs may be reasonably measured. Later disbursements correspond to repairs and maintenance and they are recorded in Income when incurred.

Property, plant and equipment depreciation, including the assets under financial lease, is calculated on a straight line basis over the estimated useful life of the fixed assets, taking into account their estimated residual value. When an asset is

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

formed by significant components with different useful lives, each part is separately depreciated. The Property, plant and equipment useful lives and residual values estimates are reviewed and adjusted if necessary, as of the financial statements closing date.

Property, plant and equipment estimated useful lives are as follows:

Type of Assets	Number of
Years

Land	Indefinitive
Buildings and Construction	20 to 60
Machinery and equipment	10 to 15
Bottles of glass	7 to 10
Furniture and accesories	5 to 10
Bottles and container	4 to 16
Sales assets (coolers and majolica)	3 to 5

The income and losses that result from the sale of properties, plants and equipment, are calculated comparing their book value against the related sales proceeds and are included in the Consolidated Statement of Income.

According to IFRS 1 “Adoption for the first time of the International Financial Reporting Standards”, the Company has elected to use the fair value as attributed cost for land as of the IFRS transition date with the use of appraisals made by qualified independent experts. The rest of fixed assets were assigned the revalued cost as of January 1, 2008 as attributed cost, according to the Generally Accepted Accounting Principles in Chile, since it is comparable to its cost or depreciated cost according to the IFRS, as explained in Note 4, letter (a).

When the book value of an item of Property, plant and equipment exceeds its recoverable amount, it is immediately reduced to its recoverable amount (See Note 2.15).

2.11       Leases

Lease agreements are classified as financial leases when the agreement transfers to the Company substantially all the risks and benefits inherent to the asset ownership, according to International Accounting Standard Nº 17 “Leases”. For those agreements that qualify as financial leases, at the initial date an asset and a liability are recognized at a value equivalent to the lower between the fair value the asset and the present value of future lease payments. Later, lease payments are allocated between the financial expense and the obligation reduction, so that a constant interest rate on the obligation balance is obtained.

Lease agreements that do not qualify as financial leases are classified as operating leases. Lease payments for operating leases are charged to income on a straight line basis over the lease.

2.12        Investment property

Investment property consists of land held by the Company with the purpose of generating appreciation, and not to be used in the normal course of business, and it is recorded at historic cost less impairment loss, if any.

According to IFRS 1 “Adoption for the first time of the International Financial Reporting Standards”, the Company has elected to use the fair value as attributed cost for investment assets as of the IFRS transition date, by using appraisals made by qualified independent experts.

2.13        Biological assets

Biological assets held by Viña San Pedro Tarapacá (VSPT or the Company) and its subsidiaries consist in vines under formation and under production. The harvested grapes are used for the later production of wines.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Vines under production are valued at the historic cost, less depreciation and any impairment loss. Agricultural production (grapes) resulting from the vines under production is valued at its cost value when harvested.

The costs associated with agricultural exploitation are deferred until harvesting date, when they are changed to the inventories under processing cost.

Depreciation of under production vines is recorded on a straight-line basis, and it is based on the 25-year stimated production useful life, which is periodically assessed. Vines under formation are not depreciated until they start production.

The costs incurred in the acquisition and plantation of new vines are capitalized.

The Company uses the amortized historical cost alternative to value its biological assets, for which management considers approximate to fair value.

2.14       Intangible assets

Goodwill and Impairment of Goodwill

Goodwill represents the excess of cost of a business combination over the Company’ share in the fair value of identifiable assets, liabilities and contingent liabilities as of the acquisition date, and it is accounted for at its cost value less accumulated impairment losses. Goodwill related to joint venture acquisitions is included in the investment accounting value.

For the purposes of impairment tests, goodwill is assigned to the Cash Generating Units (CGU) that are expected to benefit from the synergies of a business combination. Each unit or group of units (CGU - See note 19) represents the lowest level inside the Company at which goodwill is monitored for internal administration purposes, and which is not larger than a business segment. The Cash generating units to which the goodwill is assigned are tested for impairment annually or with a higher frequency, when there are signs indicating that a cash generating unit could experience impairment, or some of the significant market conditions have changed.

Goodwill in the acquisition of joint ventures is assessed for impairment as part of the investment, provided that there are signs indicating that the investment may be impaired.

An impairment loss is recognized for the amount that the book value of the cash generating unit exceeds its recoverable value, the recoverable value being the highest between the fair value of the cash generating unit, less costs of sale and its value under use.

An impairment loss is first assigned in goodwill to reduce its book value, and then to other assets in the cash generating unit. A recognized impairment loss is not reversed in the following years.

Commercial Trademarks

The Company’s commercial trademarks correspond to intangible assets with an indefinite useful life that are presented at their historic cost, less any impairment loss. The Company believes that through marketing investments trademarks maintain their value, consequently they are considered as having an indefinite useful life and they are not amortizable. Such assets are subject to impairment tests on a yearly basis, or when factors exist indicating a likely loss of value (Note 2.15).

Software Programs

Software programs licenses acquired are capitalized at the value of the costs incurred for their acquisition and preparation for the use of the specific programs. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of the software programs are recognized as expense of the year during which they are incurred.

Research and development Expense

The research and development expense is recognized as an expense when incurred. The disbursements for these concepts during the years ended as of December 31, 2008 and 2009 were not significant.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Water Rights

The water rights acquired by the Company correspond to the existing water use right at natural sources, and they were recorded at their cost attributed as of the transition date. Given that such rights are perpetual they are not amortizable, nevertheless they are annually subject to impairment assessment, or when factors exist that indicate a likely loss of value.

2.15       Impairment of non-financial assets other than goodwill

The Company annually assesses the existence of impairment indicators on non-current assets. When indicators exist, the Company estimates the recoverable amount of the impaired asset. In case it is not possible to estimate the recoverable amount of the impaired asset at an individual level, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

The recoverable amount is defined as the highest between the fair value, less costs of sales and the value in use. The use value is determined by estimating future cash flows associated with the asset or with the cash generating unit, discounted from its current value by using interest rates before taxes, which reflect the time value of  money and the specific risks of the asset. In the event the asset book value exceeds its recoverable amount, the Company records an impairment loss in Income.

The Company annually assesses if impairment indicators of non-current assets for which impairment losses were recorded during prior years have disappeared or decreased. In the event of such a situation, the recoverable amount of the specific asset is recalculated and its book value increased, if necessary. Such increase is recognized in Income as a reversal  impairment losses. The increase in the value of the previously impaired asset is recognized only when it is originated by  of changes in the assumptions used to calculate the recoverable amount. The asset amount increase resulting from the reversal of the impairment loss is limited to the amount that would have been recorded had impairment not occurred.

2.16       Income tax and deferred taxes

Income tax is composed by the legal obligations and the deferred taxes recognized according to International Accounting Standard Nº 12 – Income Tax. Income tax is recognized in the Statement of Income, except when it is related to entries directly recorded in Equity, in which case the tax effect is also recognized in Equity.

Income Tax Obligation

Income tax obligations are recognized in the financial statements on the basis of the best estimates of the taxable profits as of the financial statement closing date, and the income tax rate valid as of that date in the countries where the Company operates, which are Chile and Argentina.

Deferred Taxes

Deferred taxes are those the Company expects to pay or to recover in the future, due to temporary differences between the book value of assets and liabilities for the purposes of financial reporting, and the corresponding taxation basis of such assets and liabilities used to determine the profits subject to taxes. Deferred taxes assets and liabilities are generally recognized for all temporary differences, and they are calculated at the rates that will be valid on the date the liabilities are paid or the assets realized.

Deferred taxes are recognized for temporary differences arising from investments in subsidiaries and associates, except in those cases where the Company is able to control the date on which temporary differences will be reversed, and it is likely that they will not be reverted in a foreseeable future. Deferred tax assets, including those originated by tax losses are recognized provided it is likely that in the future there are taxable profits against which deductible temporary differences may be charged, as well as unused tax losses.

The book value of deferred tax assets is reviewed as of the financial statement date, and it is reduced, by means of a valuation provision, if it is estimated that enough tax profits will not be available to allow the use of all or part of the deferred taxes assets.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Deferred taxes assets and liabilities are offset when there exists a legal right to offset tax assets against tax liabilities, and the deferred tax is related to the same taxable entity and the same taxing authority.

2.17       Employees benefits

Employees Vacation

The Company accrues the expense associated with staff vacation when the employee earns the benefit.

Employees Bonuses

The Company recognizes an asset and an expense for bonuses when contractually obligated, or when, given the Income as of a given date, it is estimated that they will be paid at the end of the year.

Severance Indemnity

The Company records a liability for the payment of irrevocable severance indemnities, originated by the collective and individual agreements entered into with employees. Such obligation is determined by means of the current value of the cost accrued by the benefit, a method which considers several factors in the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The determined value is presented at the current value by using the accrued benefits for years of service method. The discount rates are determined by reference to market interest rates curves, which were 7.6% and 7.7% for the years ended as of December 31, 2008 and 2009, respectively. The current losses and gains originated by the valuation of the liabilities subject to such plans are directly recorded in Income.

2.18       Provisions

Provisions are recognized when (i) the Company has a current obligation, legal or implicit, as a result of past events, (ii) it is probable that monetary resources will be required to settle the obligation and (iii) the amounts can be reasonably established. The amounts recognized as provisions are the best estimate of Management, as of the financial statements closing date, with the necessary disbursements to liquidate the obligation.

The concepts by which the Company establishes provisions against Income correspond to civil, labor and taxation proceedings that could affect the Company. Additionally, the liability generated by the bottles and containers deposits is considered as a provision (Note 26).

2.19       Deposits on bottles and containers

The liability for deposits on bottles and containers (glass and plastic returnable bottle and craters) delivered to sales channels for selling and distributing products is determined by means of the outstanding bottles and containers estimated to be returned to the Company, based on yearly physical counts and historic experience, valued at the weighted average of the prior year deposits, plus the value of the deposits placed during the current year as per each kind of bottles and containers.

Such obligation is mainly disclosed in non-current liabilities because the history of containers placement in the market, recorded during an operation term, is higher than the returned ones during a similar term. Such liability is not discounted, since it is considered as payable on sight and it does not have adjustability clauses of any kind in its origin.

The adjustment is based on an estimate that is carried out by counting the bottles held by customers and adding an estimate of the number of bottles in hands of the final consumers. This latter estimate is based on independent studies and historical information regarding the return of these bottles. In Argentina, all companies use the same returnable bottles. Therefore, unlike in Chile where returnable bottles are proprietary and require a deposit, bottles are delivered in bailment to customers.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

2.20       Revenue recognition

Revenues are recognized when it is likely that economic benefits flow to the Company and can be measured reliably. Income is measured at the fair value of the economic benefits received or to be received, and they are presented net of valued added taxes, specific taxes, returns, discounts and rebates.

Sales of goods are recognized after the Company has transferred to buyer all the risks and benefits inherent in the ownership of such goods, and it does not hold the right to dispose of them or to keep an efficient control over them; in general, this means that sales are recorded at the transfer of risks and benefits to clients, pursuant to the terms agreed in the commercial agreements.

Sale of products in the domestic market

The Company obtains its revenues mainly from the sales, both in Chile and Argentina, of beers, soft drinks, mineral waters, purified water, nectars, wines and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains. None of them act as commercial agents of the Company. Such sales income in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them.

Wines and Spirits Exports

In general, the Company’s delivery conditions for exports sales are based on Incoterms 2000, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

The structure to recognize income is based on the Incoterms grouping, mainly in the following groups:

•              " FOB (Free on Board) and similar", by which buyer organizes and pays for transportation, consequently the sales occur and revenue is recognized upon the delivery of merchandise to the transporter hired by buyer.

•              CIF (Cost, Insurance & Freight) and similar", by which the Company organizes and pays for external transportation and some other expenses, although CCU ceases being responsible for the merchandise after delivering it to the maritime or air company in accordance with the relevant term. The sales occur and revenue is recognized upon the delivery of the merchandise to the transporter hired for the transportation to the final destination.

In the event of discrepancies between the commercial agreements and the Incoterms defined for the operation, those established in the agreements shall prevail.

2.21       Commercial agreements with distributors and supermarket chains

The Company enters into commercial agreements with its clients, distributors and supermarkets through which they establish (i) volume discounts and other client variables, (ii) promotional discounts that correspond to an additional rebate on the price of the products sold by reason of commercial initiatives development (temporary promotions), (iii) services payment and rendering of counter-services (advertising and promotion agreements, use of preferential spaces and others) and (iv) shared advertising, which corresponds to the Company’s participation in advertising campaigns, promotion magazines and opening of new sales locations.

Volume discounts and promotional discounts are recognized as a reduction in the sales price of the products sold. Shared advertising contributions are recognized when the advertising activities agreed upon with the distributor have been carried out, and they are recorded as marketing expenses incurred.

The commitments with distributors or importers in the exports area are recognized when there is formal evidence of the agreement and its amount may be reliably estimated.

2.22       Cost of sales of products

The costs of sales include the production cost of the products sold and other costs incurred to place the inventories in the locations and under the conditions necessary for the sale. Such costs include, principally, raw material costs, packing costs, production staff labor costs, production-related assets depreciation, returnable bottles depreciation, license payments and operational cost and plant and equipment maintenance costs.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

2.23        Marketing expenses (marketing and sales)

Marketing costs consist mainly of advertising and promotion expenses, sales assets depreciation, marketing and sales expense, as well as marketing assets cost (sets, signs, neon signs at clients’ facilities) and marketing and sales staff remuneration and compensations.

2.24        Distribution expenses

Distribution costs include all the necessary costs to deliver products to clients.

2.25       Administration expenses

Administration expense includes the support units staff remuneration and compensation, depreciation of offices, equipment, facilities and furniture used for these functions, non-current assets amortization and other general and administration expenses.

2.26       Environment

Disbursements associated with environmental protection are charged against Income when incurred, except those that may be capitalized under IFRS (See Note 32).

Note 3 Estimates and application of professional judgment

Financial statement preparation requires estimates and assumptions from Management affecting the amounts included in the consolidated financial statements and their related notes. The estimates made and the assumptions used by the Company are based on the historical experience, the changes in the industry and the information supplied by external qualified sources. Nevertheless, final results could differ from the estimates under certain conditions, and in some cases vary significantly.

Significant estimates and accounting policies are defined as those that are important to correctly reflect the Company’s financial position and income, and/or those that require a high judgment level by Management.

The main estimates and professional judgments are related to the following concepts:

•              Asset valuation and appreciation acquired (goodwill or trade funds) to determine the existence of losses due to their impairment  (Note 2.14 and Note 19).

•              The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2.15 and Note 19).

•              The assumptions used in the current calculation of liabilities and obligations to employees (Note 2.17 and Note 28)

•              Useful life of property, plant and equipment (Note 2.10 and Note 20), biological assets (Note 2.13 and Note  22) and intangibles (software programs) (Note 2.14 and Note 19).

•              The assumptions used for the calculation of financial instrument reasonable value  (Note 2.6 and Note 6).

•              Fiscal results of the Group’s different companies, which shall be disclosed to the corresponding taxation authorities in the future, and that have served as a basis to record the different balances related to taxes on gain in the current consolidated financial statements (Note 2.16, Note 23)

•              The occurrence likelihood and the liabilities amount in an uncertain or contingent manner  (Note 2.18 , Note 2.19, and Note 26)

Such estimates are made according to the best information available on the analyzed facts.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

However, it is possible that events that may occur in the future force their amendment during the next year, which would be done prospectively.

Note 4 Transition to International Financial Reporting Standards (IFRS)

Basis for the transition to IFRS

IFRS 1 Application

The Company’s current consolidated financial statements for year ended as of December 31, 2009, were prepared according to the International Reporting Financial Standards (IFRS). Through 2008, the Company presented its consolidated financial statements according to the Generally Accepted Accounting Principles in Chile. The figures included in the comparative consolidated financial statements for 2008, have been restated to be presented according to the same principles and criteria applied for 2009.

As prescribed by IFRS 1, the Company’s transition date is January 1, 2008, and the adoption date of the IFRS is as of January 1, 2009.

To prepare the aforementioned consolidated financial statements, the Company has applied as of the transition date all mandatory exceptions and some of the optional exemptions to the retroactive application of IFRS, according to the IFRS 1.

Exemptions to the retroactive application used by the Company

Business Combinations

The Company has applied the exemption granted by IFRS 1 as regards business combinations. Consequently, it has not restated the business combinations completed before the transition date.

Fair value or revaluation at deemed cost

For the property, plant and equipment items (fixed assets), the Company has considered the corrected or revalued cost under the generally accepted accounting principles in Chile as deemed cost as of the transition date, since it is comparable to its cost or depreciated cost under IFRS, with the only exception being land, for which the fair value has been used as deemed cost as of January 1, 2008, and those plants included under property, plant and equipment which, analyzed jointly with the land, required a fair value adjustment.

The total of revalued land and plants included under property, plant and equipment recorded at fair value as of the transition date amounts to ThCh$ 131,194,608, generating a ThCh$ 92,689,976 adjustment as compared to the book value of land and said plants previously recorded under the generally accepted accounting principles in Chile.

On the other hand, the total land included under investment assets recorded at fair value as of the transition date amounts to ThCh$ 15,801,327, resulting in an adjustment of ThCh$ 10,333,133 as compared to the book value previously recorded.

Cumulative translation difference

IFRS 1 allows to value at zero, as of the transition date, the balances of the differences accumulated due to the translation of financial statements of foreign subsidiaries with a functional currency different from that of the Parent Company.

The Parent Company elected such exemption, which translated into transferring the accumulated balance of the equity account Translation Reserve to the retained earnings as of the transition date, this effect was in accumulated loss of ThCh$27,311,719.

Reconciliation between IFRS and the Generally Accepted Accounting Principles in Chile

The reconciliations presented below show a detail of the Company’s quantification of the impact of the transition to the IFRS. The reconciliation provides the detail of the transition impact as follows:

•              Reconciliation of the Net Equity as of January 1, 2008, and December 31, 2008

•              Reconciliation of the Consolidated Statement of Income for the year ended as of December 31, 2008

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

•              Reconciliation of the Consolidated Statement of Cash Flow for the year ended as of December 31, 2008

•              Reconciliation of Consolidated Net Sales

Reconciliation of net equity

Concepts	Notes	As of January 1, 2008	As of December 31, 2008
		ThCh$	ThCh$

Total net equity attributable to parent company shareholders according to Chilean GAAP (*)		401,795,860	496,245,795
Property, plant and equipment	(a)	43,144,484	53,902,534
Investment property	(b)	10,333,133	10,333,133
Dividend provision	(c)	(24,629,973)	(26,345,717)
Price-level restatement elimination	(d)	(2,159,054)	(48,107,708)
Fair value financial instruments	(e)	2,805,527	6,437,905
Severance indemnity provision	(f)	(8,161,377)	(8,148,983)
Investments abroad functional currency	(g)	(33,480,491)	(40,762,033)
Financing costs related to debt	(h)	(3,568,028)	(2,951,045)
Deferred taxes	(i)	(8,308,609)	(6,185,100)
Minority interest	(j)	4,069,228	3,847,622
Negative goodwill		385,233	4,499,825
Others		(1,303,097)	1,098,336
Effect of the transition to IFRS		(20,873,024)	(52,381,231)
Total net equity according to IFRS		380,922,836	443,864,564

(*) In prior year 20F, and for comparative purposes only, the consolidated financial statements as of December 31st, 2007 were restated in terms of Chilean pesos of December 31st, 2008 purchasing power. This explains the difference between the amount reported in prior year 20F (ThCh$437,555,693) and the amount included within this table (ThCH$401,795,860).

Reconciliation of consolidated income

		For the year ended as of December 31, 2008 ThCh$
Concepts	Notes

Income according to Chilean GAAP		82,630,703
Property, plant and equipment depreciation	(a)	10,758,050
Price-level restatement elimination	(d)	(12,434,818)
Fair value financial instruments	(e)	(1,523,741)
Severance indemnity provision	(f)	12,394
Investments abroad functional currency	(g)	2,887,155
Financing costs related to effective rate	(h)	616,984
Deferred taxes	(i)	3,000,049
Minority interest	(j)	(1,652,103)
Financing cost capitalization	(k)	1,844,779
Goodwill	(l)	2,672,173
Marketing expense	(m)	(3,557,683)
Commercial trademarks amortization	(n)	1,071,038
Negative goodwill	(o)	4,114,593
Other		(25,931)
Effect of the transition to IFRS		7,782,939
Income according to IFRS		90,413,642

Reconciliation between IFRS and the generally accepted accounting principles in Chile

The main reconciling adjustments included in the tables above are described below. Notes (a) and (d) to (j) and (o) correspond to equity and income; Notes (b) and (c) correspond to equity and Notes (k) to (n) correspond to income:

(a) Property, plant and equipment

For the purposes of the first adoption, the Company revalued all the land and some plants included under Property, plant and equipment, which analyzed jointly with the land, required a fair value adjustment.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

The revaluation effected was carried out for a single time according to IFRS 1, paragraph 16, electing the measurement of a Property, plant and equipment entry at its fair value, and such value is used as the attributed cost as from the transition date. The fair value of the revalued assets has been determined through appraisals carried out, as of the transition date, by independent specialists regarding land, and by internal specialists regarding such plants. According to the Chilean GAAP, the revaluation of these assets at fair value was not accepted.

The Company also reviewed and conformed the useful lives and residual value estimates made as part of the analysis of Property, plant and equipment at individual component levels. The resulting effects of introducing the above indicated concepts generated a lower charge to income due to depreciation

All of the above meant the following:

ThCh$
Revaluation of land and some plants (*) included in Property, plant and equipment	92,689,976
Conformity of useful lives and adjustment of Property, plant and equipment residual values	(49,545,492)
Net effect on Property, plant and equipment	43,144,484

(b) Investment property

For the purposes of first adoption, the Company revalued the land included in investment property. The revaluation effected was carried out for a single time according to IFRS 1, and the new value corresponds to the asset initial cost as from the transition date. The fair value of the revalued assets has been determined with appraisals carried out, as of the transition date, by independent specialists. Under Chilean GAAP land revaluation at fair value was not accepted.

(c) Dividend provision

According to the stipulations of Article Nº 79 of the Law on Stock Companies in Chile and the Company’s by-laws, except otherwise agreed at the Company’s Shareholders Meeting by the unanimous vote of the issued shares, the Company must annually distribute as a dividend to its shareholders at least 30% of the net profit of each year, after previous absorption of the accumulated losses, if any. The dividend policy explained by the Board of Directors during the last Shareholders Meeting as of April 20, 2009 consists in distributing as dividend at least 50% of the distributable net profit. Under IFRS, the Company has recorded the obligation on an accrued basis, net of interim dividends agreed upon as of the closing date. Under Chilean GAAP, this obligation is accounted for only as from the moment the dividend is declared.

(d) Price-level restatement elimination

Chile and Argentina, the countries in which the Company operates, are not considered as economies with a hyper-inflation pursuant to the stipulations of IAS 29. Consequently, the application of inflation accounting is not accepted. As a result, the Company has eliminated the accumulated price-level restatement effect of the non-monetary items of the Balance Sheet, such as inventories and equity reserves, except for the Property, plant and equipment, Investment property and intangible assets items in which its corrected accounting value was considered as deemed cost at the transition date, and the revaluation of the paid-up capital, which has been maintained until the adoption date due to the fact of being considered as capital increases approved by the Company’ shareholders. Given that the amount of these assets was close to their fair value, the Company used the exception of the attributed cost.

(e) Fair value financial instruments

IAS 39 requires that the financial investments classified under the categories “at fair value with effect on income”, and “derivative facilities” be measured at fair value as of each date of the statement of financial position, recording the changes in fair value in the comprehensive statement of income in the case of the facilities classified as “at fair value with effect on results” and derivative facilities. The Chilean GAAP did not require the periodic measurement, both of the financial investments as well as the derivative facilities at fair value. The reconciliation adjustment consists in the valuation of the financial investments and derivative facilities at their fair value.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

(f) Severance indemnities provision

According to IFRS, the determination of the Company’ severance indemnity provision, for the cases in which there has been an irrevocable commitment, is determined as the current value of the benefit’s accrued cost (see detail of accounting policy in Note 2.17), which requires making estimates such as the future continuance of the benefit holders, mortality rates, future salary increases and discount rates, among others. Under Chilean GAAP, such severance indemnities were recorded using the current value method, which only reflects the cost of granting the benefit discounted at a pre-determined rate. In the case of the severance indemnity costs generated, as a result of the amendments to the collective bargain agreements effected between years 2005 and 2006, that included an enhancement to the agreed benefits, the corresponding effects generated a deferred charge which was being amortized over the employee’s expected average future employment term. The reconciliation adjustment adjusts the current value of the provision to its current value and as compared to the above described asset, eliminating the deferral.

(g) Investments abroad functional currency

Under IFRS financial statements are prepared taking into account the functional currency of each of the subsidiaries included in consolidation, which in the case of the Argentine subsidiaries is the Argentine peso. Under Chilean GAAP, pursuant to the provisions of Bulletin N° 64 of the Chilean Accountants Association, the Argentine subsidiaries non-monetary assets and liabilities were controlled in historical US dollars.

The effect of this change of functional currency generated a lower charge to income due to depreciation.

(h) Debt related financing costs

Under Chilean GAAP the bonds and loans capitalized, non amortized financing costs, as well as the pre-payment costs and other related are deferred as part of the financing costs of the new bonds and loans. IAS 39 requires that the difference between the book value of a repaid financial liability, including the non amortized financing costs and the paid-up counter-service, must be recognized during the year in which the obligation is terminated. The above meant, at first adoption, to recognize in income those items that although deferred, did not qualify according to the provisions of IAS 39.

On the other hand, the costs incurred to obtain financing are deferred and amortized on a straight – line basis the term of the corresponding obligation. Under IAS 39 such costs are part of the effective interest rate determination, consequently they are recognized in income through the interest method.

(i) Deferred taxes

The reconciliation adjustment of deferred taxes consists in 1) the elimination of deferred taxes supplementary accounts and 2) the recognition of deferred taxes originated by the reconciliation adjustments to IFRS creating temporary differences between the Company’s financial and taxation bases. The variation of the temporary differences between Chilean GAAP and IFRS generated a credit for deferred taxes in the statement of income mainly related to the elimination of price-level restatement on Property, plant and equipment.

(j) Minority interest

Under IFRS the Company’s net equity is formed by the parent company shareholder share, as well as by that of the minority interest holders of its associates. Under Chilean GAAP, minority interest was classified on a line between the long term liability and net equity.

(k) Capitalization of financing cost

IAS 23 requires that the financing cost originated by loans, either directly or indirectly related to the construction of qualified assets, is capitalized as part of the asset (See detail on accounting policy in Note 2.10). Under Chilean GAAP, financing cost capitalization was optional in the cases of loans not directly related to the construction of the qualified asset. The reconciliation adjustment consists in 1) capitalization of the financing cost incurred, as from the transition year to IFRS, for the construction of qualified assets originated by non-directly related loans, and 2) the corresponding increase in the depreciation of the related asset.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

(l) Goodwill

IFRS 3 establishes that goodwill must not be amortized, (see accounting policy in Note 2.14). Under Chilean GAAP goodwill was amortized on a straight – line basis over the expected life, up to a maximum 20 years. The reconciliation adjustment replaces goodwill amortization under Chilean GAAP as from the transition date, since for IFRS purposes amortization does not apply.

(m) Marketing expenses

According to Chilean GAAP, merchandising material was capitalized and was charged to income when consumed, and the cost incurred for commercials production was amortized during their exhibition term. According to IAS 38, both are charged to income, the first when incurred and the second after the first exhibition.

(n) Commercial trademarks amortization

IAS 38 establishes that commercial trademarks are of definite and indefinite amortization (see accounting policy detail in Note 2.14). Under Chilean GAAP, commercial trademarks were amortized on a straight – line basis over the allowed useful life, up to a maximum 20 years. The reconciliation adjustment replaces commercial trademarks amortization under Chilean GAAP as from the transition date, since they correspond to indefinite life intangible assets.

(o) Negative goodwill

As established in IFRS 3, the excess share of the acquiring entity in the reasonable value of the identifiable assets and liabilities of the acquired one over cost was immediately recognized in income. Under Chilean GAAP, the goodwill is recognized as a lower asset amortized during a 20-year term, as indicated in Note 2.2.

Reconciliation of the Consolidated Statement of Cash Flow for the year ended as of December 31, 2008.

The main differences between Chilean GAAP and IFRS in the preparation of cash flow statements is related to the classification of financial leasing installments (included as investment activities according to Chilean GAAP and as financing activities according to IFRS), and interests (included as operating activities under Chilean GAAP and as financing activities under IFRS).

Reconciliation of the Consolidated Net Sales

The following are the main adjustments and reclassifications affecting the net sales component.

For the years ended as of December 31, 2008 ThCh$
Concepts

Net Sales according to Chilean GAAP	781,789,468
Distributors and supermarket chains commercial agreements expense (rebate)	(19,838,997)
Price-level restatement elimination	(24,985,669)
Change of funtional currency in Argentina	(26,775,532)
Net Sales according to IFRS	710,189,270

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Note 5  Risk Administration

Risk administration

In those companies without a significant minority interest, the Company’s Administration and Finance Officer provides a centralized service for the group’s companies to obtain financing and administration of exchange rate, interest rate, liquidity, inflation, raw material and loan risks. Such activity operates according to a policies and procedures framework, which is regularly reviewed to comply with the purpose of administrating the risk originated by the business needs.

In those companies with a significant minority interest (VSPT, CPCH, Aguas CCU Nestlé, CCU Argentina and Cervecera Kunstmann) each Administration and Finance Officer exercises such responsibility. When necessary, the Board of Directors has the final responsibility for the established and reviewing the risk administration structure, as well as for the review of the significant changes made to the risk administration policies, receiving information related to their activities.

According to the financial risk policies, the Company uses derivative instruments only with the purpose of covering exposures to the interest rate and exchange rate risks originated by the Company’s operations and its financing sources. The Company does not acquire derivative facilities with speculative or investment purposes nevertheless, some derivatives are not treated as hedge for accounting purposes because they do not qualify as such. Transactions with derivative instruments are exclusively carried out by staff under the Administration and Finance Officer and the internal audit department regularly reviews the control environment of this function. The relationship with risk classifiers and the monitoring of financial restrictions (covenants) are also administered by this Officer.

The Company’s main risk exposure is related to the exchange rates, interest rates, inflation and raw material prices (commodities), clients accounts receivable and liquidity. With the purpose of administering the risk originated by such exposures, several financial instruments are used.

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports sales, c) the purchase of raw material, products and capital investments effected in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in Argentina. The Company’s greatest exchange rate exposure is the variation of the Chilean peso as compared to the US dollar, euro, sterling pound and Argentine peso.

As of December 31, 2009, the Company maintained in Chile foreign currency obligations amounting to Ch$  55,898 million, mostly denominated in US dollars. Foreign currency obligations accruing variable interest (Ch$ 40,309 million) represent 18% of the total of such obligations. The remaining 82% is denominated in inflation-indexed Chilean pesos (see inflation risk section). The Ch$ 55,898 million foreign currency obligations include loans for US$ 70 million (Ch$ 35,526 million) which are hedged by currency and interest rate hedge agreements, converting such debts in fixed interest rate inflation-adjusted obligations in Chilean pesos. In addition, the Company maintains foreign currency assets for Ch$ 27,364 million that mainly correspond to exports accounts receivable.

Regarding the Argentine subsidiaries operations, the liability net exposure in US dollars and other currencies amounts to Ch$ 4,175 million.

To protect the value of the foreign currency assets and liabilities net position of its Chilean operations, the Company enters into derivative agreements (currency forwards) to ease any variation in the Chilean peso as compared to other currencies.

As of December 31, 2009, the Company’s assets (liabilities) net exposure in foreign currencies, after the use of derivative instruments, amounted to Ch$ 1,150 million.

Of the Company’s total sales, both in Chile and Argentina, 11% corresponds to export sales made in foreign currencies, mainly US dollars, euro, pound sterling, and of the total costs, 63% corresponds to raw material and products purchases in foreign currencies, or indexed to such currencies. The Company does not actively hedge the eventual variations in the expected cash flows from such transactions.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

On the other hand, the Company is exposed to the exchange rate movements related to the conversion from Argentine pesos to Chilean pesos of the income, assets and liabilities of its subsidiaries in Argentina. The Company does not actively hedge the risks related to the subsidiaries conversion, which effects are recorded in Equity.

As of December 31, 2009, the net investment in Argentine subsidiaries amounted to Ch$ 88,847 million.

Exchange rate sensitivity analysis

The exchange rate differences effect recognized in the Consolidated Statement of Income for the  year ended as of December 31, 2009, related to the foreign currency denominated assets and liabilities, was a loss of Ch$ 1,390 million (a loss of Ch$ 866 million in 2008). Considering the exposure as of December 31, 2009, and assuming a 10% increase or decrease in the exchange rate, and maintaining constant all the rest of the variables, such as interest rates, it is estimated that the effect over the Company’s income would be income (loss) after taxes of Ch$ 95 million (income (loss) of Ch$ 198 million in 2008).

Considering that approximately 11% of the Company’ sales relates to export sales carried out in Chile, in currencies different from the Chilean peso, and that in Chile approximately 60% of the costs are indexed to the US dollar, and assuming that the Chilean peso will be appreciated or (depreciated) by 10% as compared to the set of foreign currencies, when maintaining constant the rest of the variables the hypothetical effect on the Company’s income would be income (loss) after taxes of Ch$ 5,507 million (income (loss) from Ch$ 6,265 million in 2008).

The net investment maintained in subsidiaries that operate in Argentina amounts to Ch$ 88,847 million as of December 31, 2009, (Ch$ 108,315 million as of December 31, 2008). Assuming a 10% increase or decrease in the Argentine peso exchange rate as compared to the Chilean peso, and maintaining constant all the rest of the variables, the aforesaid increase (decrease) would hypothetically result in income (loss) of Ch$ 8,885 million (income (loss) Ch$ 10,831 million in 2008) recorded as a credit (charge) against net equity.

Interest rates risk

The interest rate risk is mainly originated by the Company’s financing sources. The main exposure is related to LIBOR and 30-day TAB variable interest rate indexed obligations. As of December 31, 2009, the Company had a total Ch$ 40,309 million in debt indexed to LIBOR (Ch$ 108,570 million as of December 31, 2008), and it does not  have obligations indexed to TAB 30 interest rate (Ch$ 30,466 million, as of December, 2008). Consequently, as of December 31, 2009, the company’s financing structure is made up (without considering the effects of cross currency swaps effect) of approximately  18% debt with variable interest rates, and 82% debt with fixed interest rates.

To administer the interest rate risk, the Company has an interest rate administration policy that intends to reduce the volatility of its financial expense, and to maintain an ideal percentage of its debt in fixed rates instruments. The financial position is mainly set by the use of short-term and long-term debt, as well as derivative instruments such as cross currency interest rate swaps.

As of December 31, 2009, after considering the effect of interest rates and currency swaps, approximately 98% of the Company’s long-term debt has fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2009, including exchange rates, interest rates, maturities and effective interest rates are detailed in Note 24 Debts and financial liabilities that accrue interest.

Interest rates sensitivity analysis

The total financial expense recognized in the Consolidated Statement of Income for the twelve month ended as of December 31, 2009, related to short-term and long-term debts amounted to Ch$ 12,443 million (Ch$ 8,892 million in 2008). Considering that only 2% of the total debt (net of cross currency swaps) is subject to variable interest rates, assuming an interest rate increase or decrease in Chilean pesos and US dollars of approximately 100 base points, and maintaining constant all the rest of the variables, such as the exchange rate, the aforementioned increase (decrease) would hypothetically result in a loss (income) of Ch$ 48 million (Ch$ 305 million in 2008) in the Consolidated Statement of Income.

The sensitivity analyses described in the paragraphs above are only for illustrative purposes, since in fact the sensitive variables rarely change without affecting one another, and without affecting other factors that were considered as constant and that also affect the Company’s financial position and income.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Inflation risk

The Company maintains a series of Unidad de Fomento* (UF) indexed agreements with third parties, as well as UF indexed financial debt, which means that the Company is exposed to the UF fluctuations, generating increases in the value of the agreements and inflation adjustable liabilities, in the event it experiences growth. This risk is mitigated by the fact that the Company’s policy is to maintain its unit income in UF constant, according to the conditions allowed by the market.

* The Unidad de Fomento (UF) is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

Inflation sensitivity analysis

The income for total adjustment unit recognized in the comprehensive consolidated statement of income for the year ended as of December 31, 2009, related to UF indexed short-term and long-term debt, and resulted in a profit Ch$ 4,190 million (a loss Ch$ 15,626 million in 2008). Assuming a reasonably possible increase (decrease) of the Unidad de Fomento by approximately 3% and maintaining constant all the rest of the variables, such as interest rates, the aforementioned increase (decrease) would hypothetically result in a loss (income) of Ch$ 6,661 million (Ch$ 5,930 million in 2008) in the Consolidated Statement of Income.

Raw material price risk

The main exposure to the raw material price variation is related to the barley and malt supply for the production of beer, concentrates, sugar and plastic bottles used in the production of soft drinks, bulk wine and grapes for the manufacturing of wine.

Barley and malt

In Chile the Company obtains its barley and malt supply from local producers and from the international market. Long-term supply agreements are entered into with local producers, where the barley price is set annually according to the market prices, which is used to determine the malt price according to the agreements. The purchases and commitments made expose the Company to a raw material price fluctuation risk. During 2009 the Company purchased 36,767 tons of barley and 33,678 tons of malt. On the other hand, CCU Argentina acquires the whole demand of malt from local producers. Such raw material represents approximately 30% of the beer direct cost in Chile and 38% of the beer direct cost in Argentina. The Company does not maintain hedge activities over such purchases of raw material.

Concentrates, Sugar and plastic bottles

The main raw materials used in the production of non-alcoholic beverages are concentrates, which are mainly acquired from licensees, sugar and plastic resin for the manufacturing of plastic bottles and containers. The company is exposed to these raw material price fluctuation risks, which jointly represent 61% of the direct cost of non-alcoholic beverages. The Company does not carry out hedge activities over these raw material purchases.

Grapes and wine

The main raw materials used by the subsidiary VSPT for wine production are its own production grapes and third-party grapes and wine. Approximately 50% of the export wine supply comes from its own vineyards, thus reducing the effect of price volatility and ensuring the products quality consistence. Approximately 95% of the wine or grape supply for the wine for local market is acquired from third parties. During 2009, the Company acquired 60% of the necessary grapes and wine from third parties through fixed price agreements. In addition, it also occasionally effects spot price (or cash price) transactions, depending on its needs. During 2009 and 2008 the Company purchased grapes and wine for a total Ch$ 14,844 million and Ch$ 14,025 million respectively, and it does not carry out hedge activities over such transactions.

Raw material price sensitivity Analysis

The total direct cost in the consolidated statement of income for 2009 amounts to Ch$ 254,700 million (Ch$ 231,144 million in 2008). Assuming a reasonably possible increase (decrease) in the direct cost of each segment of 8% and maintaining constant all the rest of the variables, such as exchange rates, the aforesaid increase (decrease) would hypothetically result

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

into a loss (income) of Ch$ 5,920 million (Ch$ 5,414 million in 2008) for Beer Chile, Ch$ 3,222 million (Ch$ 3,072 million in 2008) for Beer Argentina, Ch$ 6,104 million (Ch$ 5,488 million in 2008) for non-alcoholic beverages, Ch$ 5,100 million (Ch$ 3,625 million in 2008) for Wines and Ch$ 1,283 million (Ch$ 1,279 million in 2008) for Spirits.

Credit risk

The credit risk to which the Company is exposed is mainly originated by a) the commercial accounts receivable maintained with retail clients, wholesale distributors and supermarket chains of domestic markets; b) accounts receivable from exports; and c) financial facilities maintained with Banks and financial institutions, such as sight deposits, mutual funds investments, facilities acquired under resale commitment and derivative financial facilities.

Domestic market

The credit risk related to commercial collectible accounts of domestic markets is administered by the Loan and Collection Administration Officer, and it is monitored by the Loan Committee of each business unit. The Company has a wide client base that is subject to the policies, procedures and controls established by the Company. The loan limits are established for all clients on the basis of an internal qualification and payment performance. The pending for payment commercial accounts receivable are regularly monitored. In addition, the Company acquires loan insurances covering 90% of the individually significant accounts receivable balances, a coverage that as of December 31, 2009, amounts to 79% (77% as of December 31, 2008) of the total accounts receivable.

Overdue but not impaired commercial accounts receivable correspond to clients that show delays of less than 17.4 days.

As of December 31, 2009, the Company had approximately 145 clients (104 clients as of December 31, 2008) indebted in over Ch$ 5 million each, that together represent approximately 86% of the total commercial accounts receivable. There were 36 clients (23 clients as of December 31, 2008) with balances over $ 30 million each, representing approximately 71% (59% in 2008) of the total accounts receivable. 85% of such accounts receivable are covered by the aforesaid loan insurance, or by mortgage guarantees.

Exports market

The loan risk related to accounts receivable for exports is administered by VSPT Head of Loan and Collection, and it is monitored by VSPT Administration and Finance Officer. The Company has a large client base, in over eighty countries, which are subject to the policies, procedures and controls established by the Company. In addition, the Company acquires loan insurance covering 89% of the individually significant accounts receivable, a coverage that as of December 31, 2009, amounts to 66% (67% as of December 31, 2008) of the total accounts receivable. Payment pending commercial accounts receivable are regularly monitored. Apart from the loan insurance, the fact of having diversified sales in different countries and in the main economically developed countries decreases the loan risk.

Commercial accounts receivable overdue but not impaired related to clients with delays of an average less than 15 days.

As of December 31, 2009, there were 65 clients (66 clients as of December 31, 2008) indebted for over Ch$ 65 million each, which represent 85% (85% as of December 31, 2008) of the total accounts receivable.

The Company estimates that no loan risk provisions are necessary in addition to the individual and collective provisions determined as of December 31, 2009. See analysis of accounts receivable maturities and losses due to impairment of accounts receivable (Note 14).

The Company has policies limiting the counterparty loan risk exposure as regards financial institutions, and such exposures are frequently monitored. Consequently, the Company does not have loan risk concentrations with financial institutions that should be considered significant as of December 31, 2009.

Liquidity risk

The Company administers liquidity risk at a consolidated level, the cash flows originated by its operational activities being the main liquidity source. In addition, the Company issues debt and equity facilities in the capital market, maintains unused financing lines, as well as cash and cash equivalent available in order to fulfill its short –term and long-term obligations.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

The Company bases its estimated cash flows for a 12-month following to administer short-term liquidity. As of December 31, 2009, the Company had unused loan credit lines totalling Ch$ 238,132 million and cash and cash equivalents of Ch$ 137,354 million to administer short-term liquidity needs.

Based on the current operational performance and its liquidity position, the Company estimates that the cash flows originated by operating activities and the cash available shall be sufficient to finance working capital, capital investments, interest payments, dividend payments and debt payment requirements for the next 12-month period and the foreseeable future.

A summary of the Company’s financial liabilities and financial liabilities originated by derivatives with their maturities as of December 31, 2008, and December 31, 2008, based on the non discounted contractual cash flows appears below:

As of December 31, 2008	Book Value	Contractual flows maturities
		Less than 1	Between 1	More than	Total
		year	and 5 years	5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	169,523,616	85,523,735	97,846,224	-	183,369,959
Bonds payable	60,285,126	8,633,579	32,473,231	72,971,298	114,078,108
Financial leases obligations	16,228,635	1,321,593	5,449,906	31,414,943	38,186,442
Sub-Total	246,037,377	95,478,907	135,769,361	104,386,241	335,634,509
Derivative financial liabilities
Cross currency interest rate swaps	9,145,358	12,892,876	-	-	12,892,876
Foreign currency forwards	1,436,624	1,436,624	-	-	1,436,624
Sub-Total	10,581,982	14,329,500	-	-	14,329,500
Total	256,619,359	109,808,407	135,769,361	104,386,241	349,964,009
As of December 31, 2009	Book Value	Contractual flows maturities
		Less than 1	Between 1	More than	Total
		year	and 5 years	5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Financial Liabilities
Bank borrowings	53,172,707	15,080,021	41,243,179	-	56,323,200
Bonds payable	160,479,362	11,859,785	114,143,960	116,933,922	242,937,667
Financial leases obligations	15,875,725	1,458,498	5,352,486	29,763,641	36,574,625
Sub-Total	229,527,794	28,398,304	160,739,625	146,697,563	335,835,492
Derivative financial liabilities
Cross currency interest rate swaps	2,175,691	3,746,070	-	-	3,746,070
Foreign currency forwards	439,040	439,040	-	-	439,040
Sub-Total	2,614,731	4,185,110	-	-	4,185,110
Total	232,142,525	32,583,414	160,739,625	146,697,563	340,020,602

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Note 6 Financial Instruments

Financial instruments categories

The following are the book values of each financial instrument category at the closing of each period:

	As of January 1, 2008		As of December 31, 2008		As of December 31, 2009
	Current	Non current	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	116,702,623	-	55,299,985	-	137,353,669	-
Financial assets at fair value with changes in income	852,712	19,743	4,535,652	39,212	1,330,478	14,012
Accounts receivable – trade and other (net)	121,112,748	-	147,488,609	-	134,503,176	-
Accounts receivable from related companies	5,733,556	284,457	5,902,504	295,382	8,021,709	273,475
Derivative hedge assets	113,761	-	-	9,566,257	-	-
Total financial assets	244,515,400	304,200	213,226,750	9,900,851	281,209,032	287,487
Debts and financial liabilities that accrue interest	6,351,351	108,247,223	82,061,889	103,690,362	14,650,780	54,397,652
Bonds payable	3,844,803	54,604,683	4,182,438	56,102,688	5,129,698	155,349,664
Accounts payable – trade and other	106,523,736	-	136,198,519	-	125,351,446	-
Accounts payable from related companies	3,443,606	610,093	4,966,618	610,093	4,263,311	610,093
Financial liabilities measured at amortized cost	120,163,496	163,461,999	227,409,464	160,403,143	149,395,235	210,357,409
Financial liabilities at fair value with change in Income	974,961	-	1,436,624	-	439,040	-
Derivative hedge liabilities	-	18,514,878	9,145,358	-	83,907	2,091,784
Total financial liabilities	121,138,457	181,976,877	237,991,446	160,403,143	149,918,182	212,449,193

Financial instruments fair value

The following tables show the fair values, based on the financial instrument categories, as compared to the book value included in the consolidated statements of financial position:

a)     Composition of financial assets and liabilities:

	As of January 1, 2008		As of December 31, 2008		As of December 31, 2009
	Book Value	Fair Value	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	116,702,623	116,702,623	55,299,985	55,299,985	137,353,669	137,353,669
Financial assets at fair value with changes in income	872,455	872,455	4,574,863	4,574,863	1,344,490	1,344,490
Accounts receivable – trade and other (net)	121,112,748	121,112,748	147,488,609	147,488,609	134,503,176	134,503,176
Accounts receivable from related companies	6,018,013	6,018,013	6,197,886	6,197,886	8,295,184	8,295,184
Derivative hedge assets	113,761	113,761	9,566,257	9,566,257	-	-
Total financial assets	244,819,600	244,819,600	223,127,600	223,127,600	281,496,519	281,496,519
Debts and financial liabilities that accrue interest	114,598,575	106,578,172	185,752,251	178,665,142	69,048,432	55,822,879
Bonds payable	58,449,485	60,450,384	60,285,126	51,543,602	160,479,362	147,142,795
Accounts payable – trade and other	106,523,736	106,523,736	136,198,519	136,198,519	125,351,446	125,351,446
Accounts payable from related companies	4,053,699	4,053,699	5,576,711	5,576,711	4,873,404	4,873,404
Financial liabilities measured at amortized cost	283,625,495	277,605,991	387,812,607	371,983,974	359,752,644	333,190,524
Financial liabilities at fair value with change in Income	974,961	974,961	1,436,624	1,436,624	439,040	439,040
Derivative hedge liabilities	18,514,878	18,514,878	9,145,358	9,145,358	2,175,691	2,175,691
Total financial liabilities	303,115,334	297,095,830	398,394,589	382,565,956	362,367,375	335,805,255

The book value of current accounts receivable, cash and cash equivalent and other financial assets and liabilities approximate fair value due to the short-term nature of such facilities, and in the case of accounts receivable, due to the fact that any collection loss is already reflected in the impairment loss provisions.

The fair value of non derivative financial assets and liabilities that are not quoted in active markets is estimated through the use of discounted cash flows calculated on market variables observed as of the date of the financial statements. The fair value of derivative facilities assets and liabilities is estimated through the discount of future cash flows, determined according to information observed in the market, or to variables and prices obtained from third parties.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

b)     Financial instruments as per category:

As of January 1, 2008	Fair value with changes in income	Loans and accounts receivable	Hedge derivatives	Total
	M$	M$	M$	M$
Assets
Derivative financial instruments	284,917	-	113,761	398,678
Marketable securities and Investment in other companies	587,538	-	-	587,538
Accounts receivable - trade and other	-	121,112,748	-	121,112,748
Accounts receivable from related companies	-	6,018,013	-	6,018,013
Cash and cash equivalent	-	116,702,623	-	116,702,623
Total	872,455	243,833,384	113,761	244,819,600

As of January 1, 2008	Fair value with changes in income	Hedge derivatives	Other financial liabilities	Total
	M$	M$	M$	M$
Liabilities
Debts and financial liabilities that accrue interest	-	-	173,048,060	173,048,060
Accounts payable - trade and other	-	-	106,523,736	106,523,736
Accounts payable from related companies	-	-	4,053,699	4,053,699
Derivative financial instruments	974,961	18,514,878	-	19,489,839
Total	974,961	18,514,878	283,625,495	303,115,334

As of December 31, 2008	Fair value with changes in income	Loans and accounts receivable	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Derivative financial instruments	4,149,101	-	9,566,257	13,715,358
Marketable securities and Investment in other companies	425,762	-	-	425,762
Accounts receivable - trade and other	-	147,488,609	-	147,488,609
Accounts receivable from related companies	-	6,197,886	-	6,197,886
Cash and cash equivalent	-	55,299,985	-	55,299,985
Total	4,574,863	208,986,480	9,566,257	223,127,600

As of December 31, 2008	Fair value with changes in income	Hedge derivatives	Other financial liabilities	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Liabilities
Debts and financial liabilities that accrue interest	-	-	246,037,377	246,037,377
Accounts payable - trade and other	-	-	136,198,519	136,198,519
Accounts payable from related companies	-	-	5,576,711	5,576,711
Derivative financial instruments	1,436,624	9,145,358	-	10,581,982
Total	1,436,624	9,145,358	387,812,607	398,394,589

As of December 31, 2009	Fair value with changes in income	Loans and accounts receivable	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Derivative financial instruments	564,273	-	-	564,273
Marketable securities and Investment in other companies	780,217	-	-	780,217
Trade and other accounts receivable	-	134,503,176	-	134,503,176
Accounts receivable from related companies	-	8,295,184	-	8,295,184
Cash and chash equivalent	-	137,353,669	-	137,353,669
Total	1,344,490	280,152,029	-	281,496,519

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

As of December 31, 2009	Fair value with changes in income	Hedge derivatives	Other derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Liabilities
Debts that accrue interest	-	-	229,527,794	229,527,794
Trade and other accounts payable	-	-	125,351,446	125,351,446
accounts payable to related companies	-	-	4,873,404	4,873,404
Derivative financial instruments	439,040	2,175,691	-	2,614,731
Total	439,040	2,175,691	359,752,644	362,367,375

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments as per type of agreement at the closing of each year is as follows:

	As of January 1, 2008				As of December 31, 2008				As of December 31, 2009
	Number Agreements	Nominal thousand	Asset ThCh$	Liability ThCh$	Number Agreements	Nominal thousand	Asset ThCh$	Liability ThCh$	Number Agreements	Nominal thousand	Asset ThCh$	Liability ThCh$

Cross currency interest rate swaps USD	2	171,133	113,761	18,514,878	2	170,587	9,566,257	9,145,358	1	70,056	-	2,175,690
Less than a year	-	1,133	113,761	-	1	100,587	-	9,145,358	-	56	-	83,906
Between 1 and 5 years	2	170,000	-	18,514,878	1	70,000	9,566,257	-	1	70,000	-	2,091,784
More than 5 years	-	-	-	-	-	-	-	-	-	-	-	-
Forwards USD	33	(84,874)	284,917	974,961	59	(43,057)	4,260,295	1,119,951	30	49,508	39,512	373,969
Less than a year	33	(84,874)	284,917	974,961	59	(43,057)	4,260,295	1,119,951	29	43,758	39,512	343,128
Between 1 and 5 years	-	-	-	-	-	-	-	-	1	5,750	-	30,841
More than 5 years	-	-	-	-	-	-	-	-	-	-	-	-
Forwards Euro	-	-	-	-	19	(9,095)	-	429,545	12	(6,731)	315,174	-
Less than a year	-	-	-	-	19	(9,095)	-	429,545	12	(6,731)	315,174	-
Between 1 and 5 years	-	-	-	-	-	-	-	-	-	-	-	-
More than 5 years	-	-	-	-	-	-	-	-	-	-	-	-
Forwards CAD	-	-	-	-	1	(770)	-	9,323	7	(1,400)	-	8,488
Less than a year	-	-	-	-	1	(770)	-	9,323	7	(1,400)	-	8,488
Between 1 and 5 years	-	-	-	-	-	-	-	-	-	-	-	-
More than 5 years	-	-	-	-	-	-	-	-	-	-	-	-
Forwards GBP	-	-	-	-	1	(1,180)	11,001	-	5	(2,490)	153,003	-
Less than a year	-	-	-	-	1	(1,180)	11,001	-	5	(2,490)	153,003	-
Between 1 and 5 years	-	-	-	-	-	-	-	-	-	-	-	-
More than 5 years	-	-	-	-	-	-	-	-	-	-	-	-
Total investment derivative instrument	35	86,259	398,678	19,489,839	82	116,485	13,837,553	10,704,177	55	108,943	507,689	2,558,147
Efecto Neto Derivados	-	-	-	19,091,161	-	-	3,133,376	-	-	-	-	2,050,458

Such derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for them to be classified as hedge instruments, consequently their effects are recorded in Income, in Other gain (loss), separately from the hedged item.

In the case of Cross Currency Interest Rate Swaps, these qualify as cash flow hedges of the flows related to the liability of the syndicated loan from JP Morgan Chase and BBVA S.A. New York Branch, disclosed in Note 24.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

As of January 1, 2008
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	ThCh$	Currency	ThCh$	ThCh$
Banco BBVA	Interest rate flow and exchange rate in bank loans	USD	34,970,508	UF	36,410,741	113,761	23.05.2012
Banco JP Morgan Chase Bank	Interest rate flow and exchange rate in bank loans	USD	50,063,745	UF	69,535,574	(18,514,878)	09.11.2009

As of December 31, 2008
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	ThCh$	Currency	ThCh$	ThCh$
Banco BBVA	Interest rate flow and exchange rate in bank loans	USD	44,680,339	UF	39,803,191	9,566,257	23.05.2012
Banco JP Morgan Chase Bank	Interest rate flow and exchange rate in bank loans	USD	63,889,569	UF	76,012,881	(9,145,358)	09.11.2009

As of December 31, 2009
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	ThCh$	Currency	ThCh$	ThCh$
Banco BBVA	Interest rate flow and exchange rate in bank loans	USD	35,525,570	UF	38,860,469	2,175,691	23.05.2012

The Consolidated Statement of Other Comprehensive Income includes under the caption cash flow hedge, for the years ended 31 December, 2008 and 2009, a credit and a debit after income taxes of ThCh$5,156,120 and ThCh$6,507,854 respectively, relating to the fair value of the Cross Currency Swap derivative instruments.

Fair value hierarchies

The financial instruments recorded at fair value in the Statement of Financial Position are classified as follows, depending on the method to obtain their fair value:

Level 1                  Fair value obtained through direct reference to quoted prices, without any adjustment.

Level 2                  Fair value obtained through the use of valuation models accepted in the market and based on prices different from those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).

Level 3                  Fair value obtained through internally developed models or methodologies that use information which may not be observed, or which is illiquid.

At the closing of each period, the Company determined the fair value for its financial facilities recorded at fair value in the Statement of Financial Position, as follows:

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

	Recorded Fair Value	Fair Value Hierarchy
As of January 1, 2008
		Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Fair value financial assets	986,216	587,538	398,678	-
Financial assets at fair value with change to Income	587,538	587,538	-	-
Derivative financial instruments	284,917	-	284,917	-
Derivative hedge assets	113,761	-	113,761	-
Fair value financial liabilities	19,489,839	-	19,489,839	-
Derivative hedge liabilities	18,514,878	-	18,514,878	-
Financial liabilities at fair value with change to Income	974,961	-	974,961	-

	Recorded Fair Value	Fair Value Hierarchy
As of December 31, 2008
		Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Fair value financial assets	14,141,120	425,762	13,715,358	-
Financial assets at fair value with change to Income	425,762	425,762	-	-
Derivative financial instruments	4,149,101	-	4,149,101	-
Derivative hedge assets	9,566,257	-	9,566,257	-
Fair value financial liabilities	10,581,982	-	10,581,982	-
Derivative hedge liabilities	9,145,358	-	9,145,358	-
Financial liabilities at fair value with change to Income	1,436,624	-	1,436,624	-

	Recorded Fair Value	Fair Value Hierarchy
As of December 31, 2009
		Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Fair value financial assets	1,344,490	780,217	564,273	-
Financial assets at fair value with change to Income	780,217	780,217	-	-
Derivative financial instruments	564,273	-	564,273	-
Fair value financial liabilities	2,614,731	-	2,614,731	-
Derivative hedge liabilities	2,175,691	-	2,175,691	-
Financial liabilities at fair value with change to Income	439,040	-	439,040	-

During year ended as of December 31, 2009, the Company has not made any significant instrument transfer between hierarchies 1 and 2.

Credit Quality of financial assets

The Company uses two credit assessment systems for its clients: a) clients with loan insurance are assessed according to the external risk criteria (trade reports, non-compliance and protested documents that are available in the local market), payment capability and equity situation required by the insurance company to grant a loan coverage; b) the rest of the clients are assessed through an ABC risk model, which considers internal risk (non-compliance and protested documents), external risk (trade reports, non-compliance and protested documents that  are available in the local market) and payment capacity and equity situation. The uncollectible rate during the last two years has not been significant.

Note 7 Financial Information as per operating segments

The Company’s operations are presented in five operating segments. The corporate expense is presented separately. The accounting policies used for each segment are the same as those used in the Consolidated Financial Statements described in Note 2.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Segment	Operations included in the Segment
Beer Chile	Cervecera CCU Chile and Cía.Cervecera Kunstmann
Beer Argentina	CCU Argentina
Non alcoholic	Embotelladoras Chilenas Unidas and Aguas CCU Nestlé
Wine	Viña San Pedro Tarapacá
Spirits	Compañía Pisquera de Chile
Others	UES and UAC

The Company’s operations are carried out in Chile and Argentina exclusively for the beer and wine segments, the rest of the segments operate only in Chile.

The Company does not have clients representing more than 10% of consolidated revenues.

The segments’ evaluations are made based on operational results, EBITDA level. For this purpose, the Consolidated Statement of Income information showing such information by segment is included below.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Information as per operating segments for the years ended as of December 31, 2008 and 2009

	Beer Chile		Beer Argentina		Non alcoholic		Wines		Spirits		Others		Total
	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue	268,038,655	275,870,166	115,268,179	137,223,776	182,530,764	198,377,566	92,670,303	124,703,206	38,479,584	38,286,110	13,201,785	2,083,371	710,189,270	776,544,195
Interco sales revenie	2,019,775	2,299,537	(80,744)	71,989	4,540,641	3,134,026	561	22,674	319,742	543,508	(6,799,975)	(6,071,734)	-	-
Net sales	270,058,430	278,169,703	115,187,435	137,295,765	187,071,405	201,511,592	92,670,864	124,725,880	38,799,326	38,829,618	6,401,810	(3,988,363)	710,189,270	776,544,195
Cost of Sales	(111,191,030)	(114,107,969)	(55,622,993)	(61,153,726)	(93,993,459)	(101,075,448)	(53,891,350)	(77,855,019)	(20,501,708)	(20,602,427)	(378,283)	9,696,218	(335,578,823)	(365,098,371)
Gross Margin	158,867,400	164,061,734	59,564,442	76,142,039	93,077,946	100,436,144	38,779,514	46,870,861	18,297,618	18,227,191	6,023,527	5,707,855	374,610,447	411,445,824
Marketing and selling, distribution and
administrave costs	(83,434,098)	(86,071,964)	(49,297,035)	(58,814,012)	(71,465,825)	(75,502,932)	(28,939,067)	(35,054,774)	(12,053,411)	(11,802,296)	(5,902,540)	(6,344,883)	(251,091,976)	(273,590,861)
Other operating income (expenses)	(537,437)	(798,416)	359,104	97	21,115	(246,917)	463,240	403,511	(228,234)	(4,288)	394,025	173,051	471,813	(472,962)
Operating Result	74,895,865	77,191,354	10,626,511	17,328,124	21,633,236	24,686,295	10,303,687	12,219,598	6,015,973	6,420,607	515,012	(463,977)	123,990,284	137,382,001
Net financial expense													(4,797,440)	(10,366,890)
Results as per adjustment units													(15,626,490)	4,190,023
Foreign currency exchange differences													(865,556)	(1,390,070)
Equity and income of joint venture													1,563,872	1,349,144
Other income (loss)													1,562,817	21,924,632
Income before taxes													105,827,487	153,088,840
Income taxes													(10,524,247)	(11,723,673)
Income of year													95,303,240	141,365,167
Minority interest													(4,889,598)	(13,327,694)
Income attributable to equity holders of the parent													90,413,642	128,037,473
Depreciation and Amortization	14,973,847	14,946,151	4,144,171	4,615,108	9,028,324	9,688,911	5,270,309	6,880,886	1,757,534	1,800,489	4,747,720	6,199,604	39,921,905	44,131,149
EBITDA (1)	89,869,711	92,137,504	14,770,681	21,943,232	30,661,561	34,375,206	15,573,995	19,100,484	7,773,507	8,221,096	5,262,734	5,735,628	163,912,189	181,513,150

(1) Earnings Before Interest, Taxes, Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Net Sales as per geographical location	For the years ended as of December 31
	2008	2009
	ThCh$	ThCh$
Chile	587,170,614	627,135,185
Argentina	123,018,656	149,409,010
Total	710,189,270	776,544,195

See distribution as per domestic and exports revenues in Note 9.

Property, plant and equipment depreciation and amortization of software	For the years ended as of December 31
	2008	2009
	ThCh$	ThCh$
Beer Chile	14,973,847	14,946,151
Beer Argentina	4,144,171	4,615,108
Non alcoholic	9,028,324	9,688,911
Wine	5,270,309	6,880,886
Spirits	1,757,534	1,800,489
Other	4,747,720	6,199,604
Total	39,921,905	44,131,149

Capital expenditures (property, plant and equipment and software additions)	For the years ended as of December 31
	2008	2009
	ThCh$	ThCh$
Beer Chile	21,571,949	22,554,263
Beer Argentina	8,174,805	8,566,565
Non alcoholic	21,049,648	11,466,838
Wine	3,887,182	3,703,568
Spirits	1,277,772	1,294,402
Other	4,723,266	10,306,840
Total	60,684,622	57,892,476
(1) Other includes the capital investments corresponding to the Corporate Support Units.

Assets as per segment	For the years ended as of December 31
	2008	2009
	ThCh$	ThCh$
Beer Chile	243,410,754	254,652,482
Beer Argentina	151,965,854	118,363,310
Non alcoholic	114,907,466	183,526,011
Wine	261,962,414	262,370,573
Spirits	51,397,700	50,239,782
Other (2)	258,058,614	234,620,735
Total	1,081,702,802	1,103,772,893
(2) Other include goodwill and the assets corresponding to the Corporate Support Units.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

	For the years ended as of December 31
Assets as per geographical location	2008	2009
	ThCh$	ThCh$
Chile	909,948,518	967,863,734
Argentina	171,754,284	135,909,159
Total	1,081,702,802	1,103,772,893

Segments’ additional information

The Consolidated Statement of Income  classified according to the Company’s operations management is as follows:

CONSOLIDATED STATEMENT OF INCOME	Notes	For the year ended as of
		2008	2009
		ThCh$	ThCh$
Net Sales	9	710,189,270	776,544,195
Cost of Sales		(335,578,823)	(365,098,371)
Gross Margin		374,610,447	411,445,824
Other operational income		2,485,542	2,362,077
Marketing expenses		(99,164,910)	(106,015,907)
Distribution expenses		(75,309,895)	(89,354,339)
Administrative expenses		(76,617,171)	(78,220,615)
Other operational expenses		(2,013,729)	(2,835,039)
Operating results		123,990,284	137,382,001
Net financial expenses	11	(4,797,440)	(10,366,890)
Equity and income of joint venture	19	1,563,872	1,349,144
Foreign currency exchange differences	11	(865,556)	(1,390,070)
Result as per adjustment units	11	(15,626,490)	4,190,023
Immediately recognized negative goodwill		4,148,509	9,215
Other gains (losses) net	12	(2,585,692)	21,915,417
Income before taxes		105,827,487	153,088,840
Income taxes	24	(10,524,247)	(11,723,673)
Income from continued activities		95,303,240	141,365,167
Income (loss) from discontinued activities, after taxes		-	-
Net income of year		95,303,240	141,365,167
Net income attributable to
Equity holders of the parent Company		90,413,642	128,037,473
Minority interest		4,889,598	13,327,694
Net income of year		95,303,240	141,365,167
Net income per share (pesos)		283.87	402.00
Basic and Diluted income (loss) per share from continued activities (pesos)		283.87	402.00

Basic and diluted income (loss) per share from discontinued activities (pesos)		-	-
Depreciation and Amortization		39,921,905	44,131,149
EBITDA (1)		163,912,189	181,513,150

(1) Earnings Before Interest, Taxes, Depreciation and Amortization.

The operational segment results do not include other items that do not represent cash flows different from depreciation and amortization.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Information as per segments of joint ventures

The Company’s Management reviews the financial position and the operating results of all its joint ventures described in Note 8. The information that appears below relates to 100% joint ventures: Valles de Chile S.A. (wine segment), Cervecería Austral S.A. (beer segment), Foods S.A. and Promarca S.A. (other segment), represents the figures that have not been consolidated in the Company’s financial statements, since joint ventures are accounted for under the equity method, as explained in Note 2.2.

Information as per Joint Venture segments

The figures for each entity are as follows:

	As of December 31, 2008			As of December 31, 2009
	Valles de Chile	Cerveceria Austral	Foods S.A.and	Valles de Chile	Cerveceria Austral	Foods S.A.and
	S.A.	S.A.	Promarca S.A.	S.A.	S.A.	Promarca S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	4,014,665	5,126,582	15,010,587	4,604,576	5,206,879	20,596,495
Operating results	(233,226)	428,326	1,960,512	(191,417)	248,974	3,052,972
Income of year	(35,691)	492,708	2,072,825	(124,803)	200,320	2,620,599
Capital expenditures	1,574,209	496,142	4,794,337	687,598	295,362	977,520
Depreciation and amortization	(251,611)	(168,201)	(469,683)	(426,263)	(251,325)	(531,004)
Current assets	5,541,335	3,194,569	7,179,069	5,854,126	3,346,631	9,090,226
Non-current assets	12,001,487	2,738,950	40,016,217	13,000,582	2,774,576	42,583,581
Current liabilities	1,498,278	858,965	6,166,233	2,818,974	865,205	8,114,932
Non-current liabilities	421,228	149,572	33,504	537,222	130,540	423,955

Note 8 Business Combinations

Year 2009 Acquisitions

As of December 31, 2009, the Company has not entered into significant business combinations.

Year 2008 Acquisitions

Viña Tarapacá Ex-Zavala

On December 3, 2008 and with effect as of October 1, 2008, the Extraordinary Shareholders Meeting of Viña San Pedro S.A. (VSP) and Viña Tarapacá Ex Zavala (VT) unanimously approved the merger of VT and VSP, being the latter the successor entity, by means of a capital increase amounting to ThCh$30,193,541 divided into 15,987,878,653 shares.

As a consequence, VSPT’s capital is expressed in the amount of 39,969,696,632 shares.

The swap ratio of the new issue to be delivered to VT shareholders was 1,480.30828321 shares of VSP for each VT share.

The merger was based on the plan to comply with the Company’ strategic purposes; In the medium term, Viña Tarapacá maintained highly renowned brands, with an important share in price segments with a higher growth and lower cost volatility.

The synergies supporting this operation were mainly based on the improvement of the domestic and exports market coverage, savings associated with distribution, administration and sales expense, as well as lower material and package costs due to higher purchase volumes.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Also, a by-laws amendment was approved regarding the change of the company’s name, replacing it by Viña San Pedro Tarapacá S.A. (VSPT)

Before the merger, Viña Tarapacá Ex-Zavala was ranked the fourth wine exporting group in Chile, with sales of 1.4 million boxes, equivalent to 3.5% market share. It was also ranked fourth in the domestic market, with 2.7% market share, and third in fine wine, with 15% market share.

VT was the majority shareholder of five vineyards located in Chile and Argentina. In Chile, Viña Misiones de Rengo S.A.; Vitivinícola del Maipo S.A.; Viña del Mar Casablanca S.A.; Transportes y Logística Sursol S.A., and in Argentina, Bodega Tamarí since 2003.

The following is a detail of the fair value and the book value of Viña Tarapacá Ex Zavala identifiable assets and liabilities immediately before the acquisition, as well as the identified intangible assets and the goodwill generated with the acquisition:

	Book Value	Fair Value
	ThCh$	ThCh$
Cash and cash equivalent	1,375,664	1,375,664
Accounts receivable, trade and other	13,147,893	12,320,893
Inventories	16,735,170	13,986,637
Property, plant and equipment	29,271,205	37,348,559
Biological assets	4,919,082	5,979,279
Intangible assets - Trademarks	1,821,814	12,625,824
Intangible assets – water rights	324,575	324,575
Other assets	655,639	655,639
Total Assets	68,251,042	84,617,070
Debts and financial liabilities that accrue interest	14,520,968	14,520,968
Accounts payable, trade and other	4,565,875	4,565,875
Provisions	2,590,336	2,992,736
Employees benefits obligations	294,539	1,027,978
Other liabilities	2,118,167	1,397,563
Total Liabilities	24,089,885	24,505,120
Total acquired net assets	-	60,111,950
Goodwill (*)	-	23,556,206
Total net assets and goodwill	-	83,668,156

(*) The effects that resulted from the Business combination, in the initial records correspond to the best estimate at that date. During 2008 and 2009 and in accordance with NIIF No. 3, this goodwill was adjusted by ThCh$5,292,062, as indicated in Note 19.

The total acquisition cost amounted to ThCh$22,399,380 and it was paid-up in cash. The total acquisition cost includes ThCh$307,116 for costs directly associated to the acquisition.

Inversora Cervecera S.A. (ICSA)

On April 2, 2008, the subsidiary Compañía Industrial Cervecera S.A. (CICSA) took over Inversora Cervecera S.A. (ICSA) through the acquisition of 100% its voting rights shares. After the acquisition, and as a result of the synergies to be reached, the Board of Directors of both companies decided to merge both companies, with CICSA being the continuing entity.

ICSA was a company with an approximately 5.8% share of the Argentine beer market, with the Palermo, Imperial and Bieckert beer brands. The annual productive capacity of ICSA was approximately 2.7 million hectoliters, manufactured at its only plant located in Luján (Buenos Aires province). Imperial is a traditional Argentine brand belonging to the domestic premium segment. It was re-launched in October, 2008, with the purpose of repositioning it as the preferred “special beer” by the Argentines. Palermo and Bieckert are domestic brands that make CCU Argentina the leader of the price segment.

It is expected that ICSA’s acquisition allows the subsidiary CICSA to increase its productive capacity, through the enhancement of its productive assets, a higher market share, through the different marketed brands and ICSA’s participation in the domestic and foreign markets, as well as with operational improvements resulting from the synergies obtained in the operational and administrative functions.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

The following is a detail of the fair value and book value of ICSA’s identifiable assets and liabilities immediately before the acquisition, as well as of the identified intangible assets and the resulting goodwill:

	Book Value	Fair Value
	ThCh$	ThCh$
Cash and cash equivalent	115,322	115,322
Accounts receivable, trade and other	6,824,843	6,824,843
Inventories	1,095,561	1,082,291
Property, plant and equipment	14,547,628	13,856,905
Intangible assets	4,595,305	10,670,582
Other assets	2,115,761	1,913,100
Total Assets	29,294,420	34,463,043
Debts and financial liabilities that accrue interest	22,832,471	22,832,471
Accounts payable, trade and other	3,203,840	3,203,840
Provisions	969,242	969,242
Otros Liabilities	3,486,172	5,370,766
Total Liabilities	30,491,725	32,376,319
Total acquired net assets	-	2,086,724
Goodwill	-	19,156,299
Amount paid in cash	-	21,243,023

Goodwill results mainly from the expectations of synergies that could be achieved as a result of the integration of productive and marketing activities, cost reduction and simplification of the operational areas. Such goodwill was assigned to the Argentina cash generating unit and it shall be tested as indicated in Note 19.

The total cost of the acquisition amounted to ThCh$ 21,243,023 and it was paid entirely in cash. The total cost of the acquisition includes ThCh$ 157,353 for costs directly associated with the acquisition.

The transaction also resulted in the payment of an obligation to Quilmes by ICSA amounting to ThCh$28,762,999.

As of the acquisition date, the net cash movement resulting from the acquisition was as follows:

ThCh$
Acquisition cost:
Paid-up cash	21.085.670
Costs associated with the acquisition	157.353
Total	21.243.023
Other costs paid in cash	28.920.352
Paid-up cash	21.085.670
Net cash disbursement	50.006.022

As a consequence of these acquisitions and the merger of the operations of CICSA with ICSA and Viña San Pedro with Viña Tarapacá, it is not possible to determine the contributions to net income made by ICSA and Viña Tarapaca, subsequent to these mergers becoming effective.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Note 9 Net Sales

Net sales distributed between domestic and export are as follows:

	For the years ended as of December 31
	2008	2009
	ThCh$	ThCh$
Sales to domestic clients	646,544,174	687,040,509
Exports sales	63,645,096	89,503,686
Total	710,189,270	776,544,195

Sales are net of rebate expense (commercial agreements with distributors and supermarket chains) that were previously reflected as marketing and commercialization expense (See Note 4 Reconciliation of consolidated net sales)

Note 10 Nature of the costs and expenses

Operational costs and expenses grouped by natural classification:

	For the years ended as of December 31
	2008	2009
	ThCh$	ThCh$
Raw material cost	231,143,588	254,699,552
Materials and mantains	22,476,520	23,545,492
Salaries (staff expenses)	85,642,246	93,967,170
Transportation and distribution	81,072,176	89,986,572
Advertising and promotion expenses	57,080,593	57,815,012
Lease expense	4,910,320	6,030,822
Energy expenses	19,693,630	18,375,332
Depreciation and amortizations	39,921,906	44,131,149
(Income) loss for assets sales	(1,146,962)	(833,186)
Other expense	45,404,969	51,444,279
Total	586,198,986	639,162,194

Note 11 Financial Results

The financial income composition for the years ended as of December 31, 2008 and 2009, is as follows:

Financial Results	For the years ended as of December 31
	2008	2009
	ThCh$	ThCh$
Financial expenses	(8,891,801)	(12,442,847)
Financial income	4,094,361	2,075,957
Net financial expenses	(4,797,440)	(10,366,890)
Result as per adjustment units	(15,626,490)	4,190,023
Foreign currency exchange differences	(865,556)	(1,390,070)
Total	(21,289,486)	(7,566,937)

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Note 12 Other Gain and Loss

The detail of other gain (loss) items is as follows:

Other Income (loss)	For the years ended as of December 31
	2008	2009
	ThCh$	ThCh$
Result from sale of interest in subsidiary (*)	-	24,439,025
Derivative agreements results	(2,352,432)	(2,845,237)
Marketable securities	(233,260)	321,629
Total	(2,585,692)	21,915,417

(*) As mentioned in note 1, number 1, a profit was recognized for the sale of 29.9% of the shares of Aguas CCU –Nestlé Chile S.A.

Note 13  Cash and cash equivalents

Cash and cash equivalent balances were as follows:

	As of January 1,	As of December 31,	As of December 31,
	2008	2008	2009
	ThCh$	ThCh$	ThCh$

Cash and cash equivalents	14,869,629	12,262,357	11,310,763
Overnight deposits	45,252,766	1,119,941	367,965
Bank balances	4,739,894	5,144,050	14,470,651
Time deposits	25,349,529	6,900,130	21,821,105
Investments in mutual funds	301,117	10,529,215	16,021,218
Securities purchased under resale agreements	26,189,688	19,344,292	73,361,967
Total	116,702,623	55,299,985	137,353,669

The total accumulated cash flow accrued by business combinations as of December 31, 2008, amounts to:

Total business combinations according to IFRS 3	As of December 31, 2008
ThCh$
Total paid for business acquisitions
Amount paid in cash and cash equivalent for business acquisitions	(72,405,402)
Addition of cash and cash equivalents in entities acquired	1,490,986
Total	(70,914,416)

During 2008 and as part of the purchase process of Viña Tarapacá, CCU and its subsidiary CCU Inversiones S.A. acquired shares of Viña San Pedro in the local stock market of M$7,607,633.

During year 2009, no business combinations were made. As of July 2009, the Company received ThCh$29,874,428 as payment in cash for the sale of 29.9% of shares of Aguas CCU-Nestlé Chile S.A. (See Note ,1 number 2).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Note 14 Accounts receivables – Trade and other

The accounts receivable trade and other balances were as follows:

	As of January 1, 2008	As of December 31, 2008	As of December 31, 2009
	ThCh$	ThCh$	ThCh$
Accounts receivable
Beer Chile	28,562,393	25,725,758	27,731,135
Beer Argentina	9,297,855	16,288,433	13,206,733
Non alcoholic	23,202,339	20,816,163	21,687,909
Wine	24,038,737	36,083,948	32,881,403
Spirits	8,558,611	7,403,789	7,903,018
Others	12,885,976	25,286,593	25,782,161
Other accounts receivable	18,166,250	20,383,440	9,222,374
Impairment loss estimate	(3,599,413)	(4,499,515)	(3,911,557)
Total	121,112,748	147,488,609	134,503,176

The Company’s accounts receivable are denominated in the following currencies:

	As of January 1, 2008	As of December 31, 2008	As of December 31, 2009
	ThCh$	ThCh$	ThCh$
Chilean peso	93,098,541	105,414,476	96,818,174
Argentine peso	10,427,850	17,537,045	14,977,301
US Dollar	14,890,937	18,285,785	13,433,986
Euro	1,513,213	4,772,407	6,248,625
Other Currencies	1,182,207	1,478,896	3,025,090
Total	121,112,748	147,488,609	134,503,176

The detail of the accounts receivable maturities as of December 31, 2009, is as follows:

	Total	Valid Balances	Overdue Balances
			0 to 3 months	3 to 6 month	6 to 12 month

Accounts receivables
Beer Chile	27,731,135	24,259,239	2,523,448	200,877	747,571
Beer Argentina	13,206,733	9,831,714	1,207,719	715,685	1,451,616
Non alcoholic	21,687,909	18,188,375	2,449,439	161,697	888,398
W ine	32,881,403	25,285,734	6,274,908	246,190	1,074,571
Spirits	7,903,018	7,067,229	534,252	39,156	262,381
Others (1)	25,782,161	21,686,112	2,832,903	371,071	892,075
Other accounts receivable	9,222,374	9,182,763	3,526	36,085	0
Subtotal	138,414,733	115,501,166	15,826,195	1,770,761	5,316,612
Impairment loss estimate	(3,911,557)	-	(199,833)	(358,661)	(3,353,063)
Total	134,503,176	115,501,166	15,626,362	1,412,100	1,963,549

The Company markets its products through retail, wholesale clients, chains and supermarkets.

As of December 31, 2009, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 35.5% of the total accounts receivable.

As indicated in the Risk Management note (Note 5), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% of the accounts receivable balances. For this reason, management estimates that it does not require establishing allowances for further deterioration, in addition to those already constituted based on an aging analysis of these balances.

Regarding amounts aged more than 6 months and for which no allowances have been constituted, they correspond mainly to amounts already covered by the credit insurance policies.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

In addition, there are amounts overdue in this range for which, in accordance with current policies are only partially provided for based on an individual case by case analysis.

The movement of the impairment losses provision for accounts receivable is as follows:

	As of December 31, 2008	As of December 31, 2009
	ThCh$	ThCh$
Balance at the beginning	3,599,413	4,499,515
Impairment estimate for accounts receivable	400,155	722,545
Uncollectible accounts	(490,076)	(771,784)
Estimates resulting from business combinations	827,000	(225,354)
Effect of translation into presentation currency	163,023	(313,365)
Final Balance	4,499,515	3,911,557

Note 15 Accounts and transactions with related companies

Transactions between the Company and its subsidiaries related to standard operations as regards purpose and conditions. Such transactions have been eliminated during the consolidation process and they are not detailed in this note.

The amounts indicated as transactions in the following table related to trade operations with related companies, which are effected at arm’s length as regards price and payment conditions. There are neither uncollectible estimates decreasing accounts receivable, nor guarantees related to the same.

Conditions of the balances and transactions with related companies:

(1)  They related to business operations agreed upon in Chilean pesos, of those companies not under a current trade account agreement, that do not accrue interest and which payment condition is, generally, 30 days.

(2)  They related to business operations agreed upon in Chilean pesos. The remaining balance accrues interest at 90-day active bank rate (TAB) plus an annual spread. Such interests shall be paid or charged against the trade current account.

(3)  They related to business operations in foreign currency, not covered by a current trade account, that do not accrue interest and which payment condition is, generally, 30 days and are presented at the closing exchange rate.

(4)  It relates to an agreement between the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui and Limarí Ltda. due to differences resulting from the contributions made by the latter. It establishes a 3% annual interest over capital, with annual payments to be made in eight real and successive installments of UF1,124 each. Maturities correspond to February 28 of each year, as from 2007 and a UF9,995 bullet with maturity on February 28, 2014.

(5)  It relates to an advanced payment of the price received for the future purchase and sale of part of the industrial facility under development. The balance is not subject to interest.

The transaction schedule includes all the transactions made with related parties for amounts higher than 5% of net income or individual transactions higher than 0.5% of the net income of each period.

Accounts receivable from related companies

The current trade accounts with related companies are presented according to the following detail, valued according to the terms defined in the current trade account agreements subscribed, if any.

The detail of the accounts receivable and payable from related companies as of January 1, 2008, December 31, 2008 and 2009 is as follows:

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Accounts receivable form related parties

Current:

Rut	Company	Ref.	Relationship	Transaction	Currency	As of Januay 1, 2008	As of December 31, 2008	As of December 31, 2009
						ThCh$	ThCh$	ThCh$
0-E	ANHEUSER BUSC H INTERNATIONAL, INC	(3)	SUBSIDIARY SHAREHOLDER	SALE OF PRODU CTS	USD	1,123,974	2,486,394	1,646,535
0-E	HEINEKEN SUPPLY CHAIN	(3)	PARENT COMPANY RELATED	SALE OF PRODU CTS	EURO	3,792	-	98,541
0-E	LATINC ERM EX	(3)	SUBSIDIARY RELATED	SALE OF PRODU CTS	USD	746	-	-
0-E	HEINEKEN INTERN ATIONAL	(3)	PARENT COMPANY RELATED	SALE OF PRODU CTS	EURO	94,903	-	580
0-E	HEINEKEN BROUW ERIJEN B.V	(3)	PARENT COMPANY RELATED	SALE OF PRODU CTS	EURO	-	-	258,181
0-E	HEINEKEN NEDERLAND SUPPLY	(3)	PARENT COMPANY RELATED	SALE OF PRODU CTS	EURO	-	-	78,167
76736010-K	PROMARCA S.A.	(1)	JOINT VENTURE	LICEN SE	Ch$	439,195	301,861	832,569
77051330-8	CERVECERIA KUNSTMANN LIMITADA	(1)	SUBSIDIARY SHAREHOLDER	SALE OF PRODU CTS	Ch$	35,455	46,625	129,454
77755610-K	COMER CIAL PATAGONA LTDA	(1)	SUBSIDIARY OF JOINT VENTURE	SALE OF PRODU CTS	Ch$	62,724	163,657	136,917
77755610-K	COMER CIAL PATAGONA LTDA	(1)	SUBSIDIARY OF JOINT VENTURE	CRANE LEASE	Ch$	-	-	679
79903690-4	SOCIEDAD AGRICOLA Y GANADERA RIO NEGRO LTDA.	(1)	PARENT COMPANY RELATED	SALE OF PRODU CTS	Ch$	12,210	10,822	12,686
81805700-8	COOP.AGR. CONTROL PISQUERO DE ELQUI Y LIMARI LTDA .	(4)	SUBSIDIARY SHAREHOLDER	PURCHASE ADVANCE	Ch$	39,751	39,500	37,752
81981500-3	TERCIADO Y ELEBORACIÓN DE MADER AS S.A.	(1)	PARENT COMPANY RELATED	SALE OF PRODU CTS	Ch$	-	2,859	452
84833100-7	CIA. AGRICOLA Y FORESTAL EL ALAMO LTDA.	(1)	PARENT COMPANY RELATED	SALE OF PRODU CTS	Ch$	-	1,613	-
90081000-8	CIA. CHILEN A DE FOSFOROS S.A.	(1)	SUBSIDIARY SHAREHOLDER	SALE OF PRODU CTS	Ch$	-	-	66,390
91021000-9	MADECO S.A.	(1)	PARENT COMPANY RELATED	SALE OF PRODU CTS	Ch$	-	269	575
91705000-7	QUIÑENCO S.A	(1)	PARENT COMPANY SHAREHOLDER	SALE OF PRODU CTS	Ch$	-	431	1,222
96427000-7	INVERSIONES Y RENTA S.A.	(1)	PARENT COMPANY	SALE OF PRODU CTS	Ch$	-	5,287	5,287
96919980-7	CERVECERÍA AUSTRAL S.A.	(1)	JOINT VENTURE	SALE OF PRODU CTS	Ch$	46,990	65,206	242,440
97004000-5	BANCO DE CHILE	(1)	PAREN COMPANY SHAREHOLDER	SALE OF PRODU CTS	Ch$	7,746	31,303	9,392
99531920-9	VIÑA VALLES DE CHILE S.A.	(1)	JOINT VENTURE	SALE OF PRODU CTS	Ch$	75,838	89,991	142,482
99542980-2	FOODS COMPAÑÍA DE ALIMENTOS CCU S.A.	(1)	JOINT VENTURE	SALE OF PRODU CTS	Ch$	153,570	386,838	154,086
99542980-2	FOODS COMPAÑÍA DE ALIMENTOS CCU S.A.	(2)	JOINT VENTURE	INTER EST	Ch$	-	-	20,205
99542980-2	FOODS COMPAÑÍA DE ALIMENTOS CCU S.A.	(1)	JOINT VENTURE	REBATE	Ch$	-	280,639	-
99542980-2	FOODS COMPAÑÍA DE ALIMENTOS CCU S.A.	(2)	JOINT VENTURE	DELIVERIES PAID	Ch$	3,636,662	1,789,209	3,584,978
99542980-2	FOODS COMPAÑÍA DE ALIMENTOS CCU S.A.	(1)	JOINT VENTURE	TRAN SPOR TATION SERVICES	Ch$	-	200,000	307,683
99542980-2	FOODS COMPAÑÍA DE ALIMENTOS CCU S.A.	(1)	JOINT VENTURE	SALES SER VICES	Ch$	-	-	139,290
0-E	CÍA. CERVECERA DEL TRÓPICO	(3)	SUBSIDIARY RELATED	SALE OF PRODU CTS	USD	-	-	115,166
Total						5,733,556	5,902,504	8,021,709

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Non Current:

Rut	Company	Ref.	Relationship	Transaction	Currency	As of Januay 1, 2008	As of December 31, 2008	As of December 31, 2009
						ThCh$	ThCh$	ThCh$
81805700-8	COOP.AGR. CONTROL PISQUERO DE ELQUI Y LIMARI LTDA .	(4)	SUBSIDIARY SHAREHOLDER	PURCHASE ADVANCE	Ch$	284,457	295,382	273,475
Total						284,457	295,382	273,475

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Accounts payable from  related parties

Current:

Rut	Company	Ref.	Relationship	Transaction	Currency	As of Januay 1, 2008	As of December 31, 2008	As of December 31, 2009
						ThCh$	ThCh$	ThCh$
0-E	ANHEUSER LATIN AMERICA DEVELOPMENT CORPORATION	(3)	SUBSIDIARY SHAREHOLDER	LICEN SES AND TECHNICAL ASSISTANCE	ARG	484,080	792,845	781,328
0-E	ANHEUSER BUSC H INTERNATIONAL, INC	(3)	SUBSIDIARY SHAREHOLDER	PURCHASE OF PRODUCTS	USD	-	-	69,349
0-E	CÍA. CERVECERA DEL TRÓPICO	(3)	SUBSIDIARY RELATED	PURCHASE OF PRODUCTS	USD	-	-	43,680
0-E	HEINEKEN NEDER LAND SUPPLY	(3)	PARENT COMPAN Y SHAREHOLDER	PURCHASE OF PRODUCTS	EURO	-	-	583,034
0-E	HEINEKEN BROUW ERIJEN B.V.	(3)	PARENT COMPAN Y SHAREHOLDER	LICEN SES AND TECHNICAL ASSISTANCE	EURO	1,307,548	1,333,694	449,508
0-E	CERVECERÍA MODELO S.A.	(3)	SUBSIDIARY RELATED	PURCHASE OF PRODUCTS	USD	250,329	144,777	41,826
76736010-K	PROMARCA S.A.	(1)	JOINT VENTURE	LICEN SE	Ch$	810,034	914,371	848,860
77051330-8	CERVECERÍA KUNSTM ANN LIMITADA.	(1)	SUBSIDIARY SHAREHOLDER	PURCHASE OF PRODUCTS	Ch$	6,143	-	10,235
77755610-K	COMER CIAL PATAGONA LIMITADA	(1)	SUBSIDIARY OF JOINT VENTURE	SERVICES	Ch$	17,286	37,463	26,109
81805700-8	COOP. AGR. CONTROL PISQU ERO DE ELQUI Y LIMARI LTDA .	(1)	SUBSIDIARY SHAREHOLDER	PURCHASE OF PRODUCTS	Ch$	8,901	348,457	60,985
90081000-8	CIA. CHILEN A DE FÓSFOROS S.A.	(1)	SUBSIDIARY SHAREHOLDER	PURCHASE OF PRODUCTS	Ch$	-	-	263
90299000-3	CIA NACIONAL DE TELÉFONOS TELEFÓNICA DEL SUR S.A	(1)	PARENT COMPAN Y SHAREHOLDER	TELEPHONE SERVICES	Ch$	830	1,266	-
96908430-9	TELEFÓNICA DEL SUR SERVICIOS INTERMEDIOS S. A.	(1)	PARENT COMPAN Y SHAREHOLDER	TELEPHONE SERVICES	Ch$	-	354	1,861
96919980-7	CERVECERÍA AUSTRAL S.A.	(1)	JOINT VENTURE	PURCHASE OF PRODUCTS	Ch$	243,530	61,113	271,906
97004000-5	BANCO DE CHILE	(1)	PARENT COMPAN Y SHAREHOLDER	SERVICES	Ch$	5,175	-	948
99531920-9	VIÑA VALLES DE CHILE S.A.	(1)	JOINT VENTURE	PURCHASE OF PRODUCTS	Ch$	690	36,958	2,723
99542980-2	FOODS COMPAÑÍA DE ALIMENTOS CCU S.A.	(1)	JOINT VENTURE	SIGNS DISCOUNT	Ch$	-	-	71,576
99542980-2	FOODS COMPAÑÍA DE ALIMENTOS CCU S.A.	(1)	JOINT VENTURE	PURCHASE OF PRODUCTS	Ch$	309,060	764,320	530,630
99542980-2	FOODS COMPAÑÍA DE ALIMENTOS CCU S.A.	(1)	JOINT VENTURE	CONSIGNATION SALES	Ch$	-	531,000	459,508
99542980-2	FOODS COMPAÑÍA DE ALIMENTOS CCU S.A.	(2)	JOINT VENTURE	REMITTANCE RECEIVED	Ch$	-	-	8,982
Total						3,443,606	4,966,618	4,263,311

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Non Current:

Rut	Company	Ref.	Relationship	Transaction	Currency	As of Januay 1, 2008	As of December 31, 2008	As of December 31, 2009
						ThCh$	ThCh$	ThCh$
99542980-2	FOODS COMPAÑÍA D E ALIMENTOS CCU S.A.	(5)	JOINT VENT URE	PURCHASE OF LAND	Ch$	610,093	610,093	610,093
Total						610,093	610,093	610,093

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Most significant transactions and effects on results:

The following are the most significant transactions with related entities not included in consolidation and their effect on the Statement of Comprehensive Income:

Rut	Company	Relationship	Transaction	As of December 31, 2008		As of December 31, 2009
				Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
				ThCh$	ThCh$	ThCh$	ThCh$
0-E	HEINEKEN BROUWERIJEN B.V.	PARENT COMPANY RELATED	SALES OF PRODUCTS	615,664	142,896	677,341	265,946
0-E	HEINEKEN BROUWERIJEN B.V.	PARENT COMPANY RELATED	LICENSE AND TECHNICAL ASSISTANCE	1,177,013	(1,177,013)	1,710,108	(1,710,108)
0-E	CIA CERVECERA DEL TROPICO	COMMON SHAREHOLDERS	PURCHASE OF PRODUCTS	1,482,607	-	2,291,434	-
0-E	ANHEUSER BUSH LAD CORPORATION	SUBSIDIARY SHAREHOLDER	LICENSE & TECHNICAL ASSISTANCE	2,179,880	(2,179,880)	2,598,574	(2,598,574)
0-E	ANHEUSER BUSH INTERNATIONAL,INC	SUBSIDIARY SHAREHOLDER	SALES OF PRODUCTS	6,638,060	1,569,761	4,234,646	1,706,857
76.736.010-K	PROMARCA S.A.	JOINT VENTURE	LICENSE	1,100,506	(1,100,506)	1,195,439	(1,195,439)
77.755.610-K	COMERCIAL PATAGONA LTDA.	SUBSIDIARY OF JOINT VENTURE	SALES OF PRODUCTS	911,857	376,152	702,648	289,851
79.740.770-4	SERV. DE TRANSPORTE INTEGRAL LTDA	JOINT VENTURE	PAID SERVICES	850,122	(850,122)	8,826	(8,826)
81.805.700-8	COOP.AGR.CONTROL PISQUERO DE ELQUI Y LIMARY LTDA.	SUBSIDIARY SHAREHOLDER	GRAPE ACQUISITION	4,586,864	-	4,660,216	-
96.919.980-7	CERVECERÍA AUSTRAL S.A.	JOINT VENTURE	PURCHASE OF PRODUCTS	708,466	-	-	-
97.004.000-5	BANCO DE CHILE	PARENT COMPANY RELATED	DERIVATIVE	5,659,392	(51,333)	1,586,430	81,863
99.531.920-9	VIÑA VALLES DE CHILE S.A.	JOINT VENTURE	REMITTANCE RECEIVED	605,595	-	1,409,800	-
99.531.920-9	VIÑA VALLES DE CHILE S.A.	JOINT VENTURE	REMITTANCE PAID	615,537	-	1,372,762	-
99.531.920-9	VIÑA VALLES DE CHILE S.A.	JOINT VENTURE	CAPITAL INCREASE	4,244,005	-	-	-
99.542.980-2	FOODS COMPAÑÍA DE ALIMENTOS CCU.S.A	JOINT VENTURE	PURCHASE OF PRODUCTS	6,547,667	-	5,497,440	-
99.542.980-2	FOODS COMPAÑÍA DE ALIMENTOS CCU.S.A	JOINT VENTURE	REMITTANCE RECEIVED	-	-	3,584,978	-

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

 Remuneration of the Management key employees

The Company is managed by a Board of Directors with 9 members, who are in office for a 3-year term, and they may be re-elected.

The Board was appointed at the General Shareholders Meeting held on April 20, 2009. The Chairman and the Vice Chairman, as well as the members of the Directors Committee, the Audit Committee and the Business Committee were appointed at a Board meeting.

As agreed at the General Shareholders Meeting held on April 20, 2009, the directors’ remuneration consists in a per diem for their attendance at each meeting of UF100 per director, and twice that amount for the Chairman, plus a total share equivalent to 3% the distributable dividends for each director. In case the distributed dividends exceed 50% the net profits, the Board of Directors’ share shall be calculated over a maximum 50% of such profits. In addition, those directors that are members of the Directors Committee and the Business Committee receive a per diem of UF25 and UF17 respectively, for each session they attend. The directors that are members of the Audit Committee receive a monthly per diem of UF25.

According to the above, as of December 31, 2009, the directors received ThCh$ 1,698 in per diems and shares. In addition, ThCh$103 were paid in compensation for gains sharing to the main executives of the Parent Company.

The following is the total remuneration received by the top officers of the parent company during the year ended as of December 31, 2009.

As of December 31, 2009
ThCh$
Salaries and remuneration	4,266,267
Employee's short term benefits	2,360,013
Severance indemnity benefits	101,586
Total	6,727,866

The remuneration received during the year ended as of December 31, 2009, by the top officers of the parent company amounted to MM$6,626 gross. The Company grants annual bonuses, voluntary and variable, to the top officers, which are not subject to an agreement and are decided on the basis of the compliance with individual and corporate goals, and depending on the year results.

During the year ended as of December 31, 2009 MM$ 102 were paid as severance indemnities to officers.

Note 16 Inventories

The inventory balances were as follows:

	As of January 1,	As of Decemeber 31,	As of December 31,
	2008	2008	2009
	ThCh$	ThCh$	ThCh$
Finished products	15,572,975	32,394,527	27,018,356
In process products	1,832,848	3,179,290	2,518,463
In agricultural explotation process products	3,430,588	5,457,610	5,812,712
Raw material	47,903,459	80,102,968	66,893,566
In transit raw material	2,036,235	2,639,457	3,652,383
Materials and products	2,989,504	3,889,406	3,800,433
Realizable net value estimate and obsolescence (*)	(987,994)	(3,067,563)	(1,626,278)
Total	72,777,615	124,595,695	108,069,635

The Company wrote down a total ThCh$ 920,337 and ThCh$ 616,716 relating to inventory shrinkage and obsolescence for the years ended December 31, 2008 and 2009, respectively.

As of January 1, 2008, December 31, 2008 and December 31, 2009, the Company does not have any inventory pledged to guarantee financial obligations.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Note 17  Prepaid Expenses

The Company maintained the following prepaid expenses:

	As of January 1,	As of Decemeber 31,	As of December 31,
	2008	2008	2009
	ThCh$	ThCh$	ThCh$
Insurance	755,693	910,920	1,042,546
Advertising	7,887,705	6,513,114	6,034,543
Suppliers	3,076,557	3,192,971	2,426,302
Advance on production agreement (*)	2,953,887	-	-
Other	1,653,317	516,333	855,152
Total	16,327,159	11,133,338	10,358,543
Current	9,720,758	8,643,249	8,921,387
Non current	6,606,401	2,490,089	1,437,156
Total	16,327,159	11,133,338	10,358,543

(*) During 2006 the subsidiary CISA signed a contract with ICSA to reserve beer production capacity for a 10 years period. As a result of the merger between CICSA and ICSA the contract is voided.

Note 18 Investments in Joint ventures

As of January 1, 2008, December 31, 2008 and 2009, the Company had a direct interest of 50% in Cervecería Austral S.A., Foods Compañía de Alimentos CCU S.A., Viña Valles de Chile S.A. and Promarca S.A.

The share value of the investments in joint ventures was as follows:

	As of January 1, 2008	As of December 31, 2008	As of December 31, 2009
	ThCh$	ThCh$	ThCh$
Cervecería Austral S.A.	4,107,867	4,354,614	4,457,501
Foods Compañía de Alimentos CCU S.A.	7,331,473	12,268,439	13,394,987
Viña Valles de Chile S.A.	3,829,503	7,811,658	7,749,256
Promarca S.A.	17,544,791	17,906,337	17,683,016
Total	32,813,634	42,341,048	43,284,760

The aforementioned values include the goodwill generated through the acquisition of the following joint ventures, which are presented net of any impairment loss:

	As of January 1, 2008	As of December 31, 2008	As of December 31, 2009
	ThCh$	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770	1,894,770
Promarca S.A.	1,423,584	1,556,340	1,519,364
Total	3,318,354	3,451,110	3,414,134

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

The results accrued in joint ventures are as follows:

	For the years ended of December 31
	2008	2009
	ThCh$	ThCh$
Cervecería Austral S.A.	238,091	103,311
Foods Compañía de Alimentos CCU S.A.	282,827	51,364
Viña Valles de Chile S.A	(17,845)	(62,403)
Promarca S.A	1,060,799	1,256,872
Total	1,563,872	1,349,144

The changes of the investment in joint ventures during such periods were as follows:

	As of December 31, 2008	As of December 31, 2009
	ThCh$	ThCh$
Balance at the beginning	32,813,634	42,341,048
Investments in joint ventures	8,963,674	1,036,500
Share in the results of joint ventures	1,563,872	1,349,144
Dividends received	(832,009)	(1,444,566)
Other variations	(168,123)	2,634
Final balance	42,341,048	43,284,760

Following are significant matters regarding the investments in related companies:

Viña Valles de Chile S.A.

Closed stock company, devoted to the joint exploitation of vineyards Tabalí and Leyda, for the production of Premium wines.

During May and June 2008, the capital increase approved at the Extraordinary Shareholders Meeting on May 12, 2008, amounting to ThCh$8,000,000 was subscribed and paid with the issue of 200,000 ordinary nominative shares, without face value. The subsidiary Viña San Pedro Tarapacá S.A. subscribed 100,000 shares that allowed it to maintain its share in this company (50%).

Regarding contingent liabilities, Viña San Pedro Tarapacá S.A. granted a “Comfort Letter” in favor of the creditors of Viña Valles de Chile, for UF 169,000 and ThCh$3,500,000.

Foods Compañía de Alimentos CCU S.A.

Closed stock company devoted to the production and marketing of food products, among them all types of sweets, ice-cream, juice, soft drinks, snacks, dairy products and their derivates.

On December 23, 2008, the Sixth Extraordinary Shareholders Meeting agreed to increase the company’s capital to the amount of ThCh$31,936,337. For such purpose, a proposal was made to increase the capital by ThCh$2,073,000, with the issue of 2,073,000 shares, which should be entirely subscribed and paid-up in cash within a maximum 3-year term as from the date of the Shareholders Meeting. Such subscription was entirely paid-up in January 2009, and each shareholder maintained its share percentage (50% each).

On October 26, 2007, an Extraordinary Shareholders Meeting was held, where it was agreed to amend the company’s by-laws and to increase the company’s capital. As a consequence of the above, it was agreed to increase the company’s capital to the amount of ThCh$ 27,763,946. For such purpose, it was suggested to increase the capital by ThCh$ 13,205,146, with the issue of 13,205,146 shares, which shall be entirely subscribed and paid-up in cash, within a maximum one-year term as from the date of this Shareholders Meeting. Such subscription was entirely paid-up in December 2007 and January 2008, with ThCh$ 3,277,798 and ThCh$ 9,927,348 respectively.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

As of December 31, 2009, the company sold its products directly, nevertheless during the term 2008 an unrealized profit for ThCh$338.886, generated by the sales of the subsidiary ECUSA S.A. products, was included in its proportionate equity value.

Promarca S.A.

Closed stock company with its main activity bring the acquisition, development and administration of trademarks and their corresponding licenses to their operators.

As per an agreement between New Ecusa S.A. and Watt's S.A. dated December 22, 2006, a clause was agreed establishing that if the products manufactured with the trademarks acquired increase their percentage of income during a three year term, New Ecusa S.A. shall pay an additional price for the rights of the acquired trademarks. New Ecusa S.A. estimated that the payment of the additional price is likely, thus recorded a provision to such end (short-term provision in 2009 and long-term in 2008).

Considering that the payment of the contingent additional price corresponds to a part of the trademarks acquired by New Ecusa S.A. value, such liability was recognized as an increase in the investment value in related companies.

Cervecería Austral S.A.

Closed stock company that operates a beer manufacturing facility in the southern end of Chile, being the southern most brewery in the world.

These companies are jointly controlled entities as a consequence of a controlling agreement between the investors and the Company. The Controlling agreement establishes the terms and conditions for the joint action of the different participating investors, as regards obtaining and maintaining the control, and to the agreements adopted at these companies Shareholders Meetings and Board of Directors.

Consequently, the company recorded this investment under the equity method under the item “Investments in joint ventures” in the statement of financial position.

The summarized financial information of the main items in the financial statements of the aforesaid companies as of December 31, 2009, appears in detail in Note 7 – Financial Information as per segments.

The Company does not have contingent liabilities related to joint ventures Foods Compañía de Alimentos CCU S.A., Cervecería Austral S.A. and Promarca S.A. as of December 31, 2009.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Note 19  Intangible Assets

The intangible assets movement during the years ended as of December 31, 2008, and December 31 2009, was as follows:

	Goodwill	Trademarks	Software programs	Water rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2008
Historic Cost	23,131,160	7,401,874	9,901,753	278,559	40,713,346
Accumulated amortization	-	-	(8,949,076)	-	(8,949,076)
Book Value	23,131,160	7,401,874	952,677	278,559	31,764,270
Year ended as of December 31, 2008
Additions	10,270	454,572	1,874,219	-	2,339,061
Additions from business combinations	43,088,319	23,296,406	-	324,575	66,709,300
Divestitures	-	-	-	(88,223)	(88,223)
Amortization	-	-	(788,408)	-	(788,408)
Conversion effect	6,789,336	3,651,673	(298,109)	-	10,142,900
Book Value	73,019,085	34,804,525	1,740,379	514,911	110,078,900
Year ended as of December 31, 2008
Historic Cost	73,019,085	34,804,525	11,477,863	514,911	119,816,384
Accumulated amortization	-	-	(9,737,484)	-	(9,737,484)
Book Value	73,019,085	34,804,525	1,740,379	514,911	110,078,900
Year ended as of December 31, 2009
Additions	-	-	1,496,071	88,255	1,584,326
Additions from business combinations	4,916,248	-	-	-	4,916,248
Amortization	-	-	(1,028,021)	-	(1,028,021)
Conversion effect	(7,765,215)	(4,090,983)	(219,686)	-	(12,075,884)
Book Value	70,170,118	30,713,542	1,988,743	603,166	103,475,569
Year ended as of December 31, 2009
Historic Cost	70,170,118	30,713,542	12,754,248	603,166	114,241,074
Accumulated amortization	-	-	(10,765,505)	-	(10,765,505)
Book Value	70,170,118	30,713,542	1,988,743	603,166	103,475,569

The Company does not maintain any pledge or restriction on intangible assets.

Goodwill recognized in 2008 and 2009, corresponds to the acquisition of Viña Tarapacá and Inversora Cervecera S.A.

Pursuant to IFRS N°3, during years 2008 and 2009 the cost of the business combination generated by the merger for incorporation of subsidiary Viña San Pedro S.A. with Viña Tarapacá Ex Zavala S.A. was adjusted by ThCh$5,292,062, which corresponds to ThCh$375,814 between October 1 and December 31, 2008 and ThCh$4,916,248 during 2009.

Goodwill from investments acquired in business combinations is assigned as of the acquisition date to the Cash Generating Units (CGU), or group of CGUs that it is expected will benefit from the business combination synergies. The book value of the goodwill of the investments assigned to the CGUs inside the Company segments are:

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Segment	Cash Generating Unit	As of January 1, 2008	As of January 31, 2008	As of January 31, 2009
	(CGU)	ThCh$	ThCh$	ThCh$
Beer Argentina	CCU Argentina S.A. y filiales	2,215,854	28,162,116	20,396,901
Non alcoholic	Embotelladora Chilenas Unidas S.A.	7,563,763	7,563,763	7,563,763
Wine	Viña San Pedro Tarapaca S.A.	3,542,356	27,484,018	32,400,266
Spirits	Compañía Pisquera de Chile S.A.	9,808,549	9,808,549	9,808,549
Other		638	639	639
Total		23,131,160	73,019,085	70,170,118

G

oodwill assigned to the CGU is submitted to impairment tests annually or with a higher frequency in case there are indications that any of the CGU could experience impairment. The recoverable amount of each CGU is determined as the higher of value in use or fair value less costs to sell. To determine the value in use, the Company has used cash flow projections over a 5-year span, based on the budgets and projections reviewed by the Top Management for the same term. The rates used to discount the projected cash flows reflect the market assessment of the specific risks related to the corresponding CGU. The discount rates have been estimated on the basis of the weighted average cost of capital (WACC).

Management has not seen any evidence of impairment of Intangible assets in 2009 and 2008.

The detail of the trademarks appears below:

Trademarks	As of January 1, 2008	As of December 31, 2008	As of December 31, 2009
	ThCh$	ThCh$	ThCh$
Trademarks Beer Argentina	486,466	14,812,014	10,723,991
Trademarks Beer Chile	286,518	286,518	286,518
Trademarks Spirits	585,298	1,039,870	1,039,870
Trademarks Wine	6,043,592	18,666,122	18,663,163
Total	7,401,874	34,804,524	30,713,542

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Note 20 Property, plant and equipment

The movement of Property, plant and equipment as of December 31, 2008 and 2009, is as follows:

	Land, buildings and contruction	Machinery and equipment	Bottles and containers	Promotional assets	Assets under contruction	Furniture, accesories and vehicles	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2008
Historic Cost	276,337,689	229,906,539	152,044,975	70,582,923	77,634,476	22,216,700	828,723,302
Accumulated depreciation	(81,157,009)	(155,451,974)	(109,684,431)	(58,833,510)	-	(20,090,301)	(425,217,225)
Book Value	195,180,680	74,454,565	42,360,544	11,749,413	77,634,476	2,126,399	403,506,077
Year ended as of December 31, 2008
Adittions	-	-	-	-	68,717,139	-	68,717,139
Additions historic cost from business combinations	43,874,414	11,693,160	7,434,685	20,750	75,240	2,626,490	65,724,739
Additions accumulated depreciation from business combinations	(4,522,054)	(3,500,945)	(4,681,151)	(2,247)	-	(1,812,878)	(14,519,275)
Conversion effect historic cost	5,766,966	5,756,612	1,990,043	1,366,942	111,393	314,472	15,306,428
Transfers	25,311,189	23,730,895	15,764,976	5,583,089	(73,231,529)	2,841,380	-
Divestitures	(15,158)	(47,509)	(1,298)	(25,696)	-	(105,106)	(194,767)
Depreciation	(7,200,821)	(14,893,686)	(9,878,643)	(5,033,129)	-	(2,127,218)	(39,133,497)
Conversion effect depreciation	(306,829)	(1,911,493)	(939,314)	(1,115,405)	-	(194,176)	(4,467,217)
Year ended as fo December 31, 2008
Historic Cost	351,275,100	271,039,697	177,233,381	77,528,008	73,306,719	27,893,936	978,276,841
Accumulated depreciation	(93,186,713)	(175,758,098)	(125,183,539)	(64,984,291)	-	(24,224,573)	(483,337,214)
Book Value	258,088,387	95,281,599	52,049,842	12,543,717	73,306,719	3,669,363	494,939,627
Year ended as fo December 31, 2009
Adittions	-	-	-	-	59,209,448	-	59,209,448
Conversion effect historic cost	(8,068,308)	(11,898,925)	(5,118,378)	(3,048,588)	(626,483)	(500,851)	(29,261,533)
Transfers	22,671,454	20,156,145	17,828,728	5,248,581	(75,440,262)	9,535,354	-
Divestitures	(768,228)	(90,088)	(917)	(70,270)	-	(75,877)	(1,005,380)
Depreciation	(9,398,565)	(12,408,315)	(10,666,484)	(4,973,415)	-	(5,656,349)	(43,103,128)
Conversion effect depreciation	758,103	4,592,663	2,215,413	2,357,696	-	418,649	10,342,524
Book Value	263,282,843	95,633,079	56,308,204	12,057,721	56,449,422	7,390,289	491,121,558
Year ended as fo December 31, 2009
Historic Cost	365,110,018	279,206,829	189,942,814	79,657,731	56,449,422	36,852,562	1,007,219,376
Accumulated depreciation	(101,827,175)	(183,573,750)	(133,634,610)	(67,600,010)	-	(29,462,273)	(516,097,818)
Book Value	263,282,843	95,633,079	56,308,204	12,057,721	56,449,422	7,390,289	491,121,558

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

The cost for capitalized interest as of December 31, 2009 amount to ThCh$1,887,422 (1,937,568 as of December 31, 2008)

Due to the nature of the Company’s businesses, the asset values do not consider an estimate for the cost of dismantling, withdrawal or rehabilitation.

The Company does not maintain pledges or restrictions over property, plant and equipment items, except for the land and building under financial lease.

Management has not seen any evidence of impairment of Property, plant and equipment in 2009 and 2008.

Assets under financial lease:

The book value of land and buildings relates to financial lease agreements for the parent company and subsidiaries. Such assets will not be owned by the Company until the corresponding purchase options are exercised.

	As of January 1	As of December 31	As of December 31
	2008	2008	2009
	ThCh$	ThCh$	ThCh$
Land	322,903	723,222	723,222
Buildings	11,198,315	11,063,187	10,948,783
Machinery and equipment	791,143	784,393	1,136,945
	12,312,361	12,570,802	12,808,950

Note 24, letter b) includes the detail of the lease agreements, and it also reconciles the total amount of the future minimum lease payments and their current value as regards such assets, the purchase options originated at Compañía Cervecera Kunstmann S.A. and CCU S.A

Note 21  Investment Property

Changes in the movement of the investment property during the years ended of December 31, 2008 and 2009, is as follows

	Land	Building
			Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2008
Historic Cost	15,801,327	-	15,801,327
Book Value	15,801,327		15,801,327
As of December 31, 2008
Conversion effect	701,715	-	701,715
Book Value	16,503,042		16,503,042
As of December 31, 2008
Historic Cost	16,503,042	-	16,503,042
Book Value	16,503,042		16,503,042
As of December 31, 2009
Additions	-	60,000	60,000
Depreciation	-	(133)	(133)
Conversion effect	(1,271,601)	-	(1,271,601)
Book Value as of December 31, 2009	15,231,441	59,867	15,291,308
As of December 31, 2009
Historic Cost	15,231,441	60,000	15,291,441
Accumulated depreciation	-	(133)	(133)
Book Value	15,231,441	59,867	15,291,308

Twenty two lands properties are included in Investment property, which are maintained for appreciation purposes, with three of them being leased and generating ThCh$ 3,778 revenue during year 2009. On the other hand, two pieces of land in Argentina are included, which are leased and generated a income for ThCh$45,574 for year 2009. In addition, the expenses associated with such investment properties amount to ThCh$145,741 for the year ended as of December 31, 2009.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

The values associated to the investment properties maintained by the Company as of December 31, 2009 are valued within the market value for properties with the same characteristics.

Management has not seen any evidence of impairment of Investment property in 2009 and 2008.

The Company does not maintain any pledge or restriction over investment property items.

Note 22 Biological Assets

The Company, through its subsidiaries Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both in leased and owned land.

The grapes harvested from these vines are used in the manufacturing of wine under the Company´s own brands, which is marketed both in the domestic market and abroad.

As of December 31, 2008 and 2009, the Company maintained approximately 3,505 and 3,468 hectares respectively of vine cultures, corresponding 100% of them to productive vines. From the total hectares befote mentioned, approximately 90% correspond to owned lands, while the remaining 10% correspond to leased lands.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs three years after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

As of December 31, 2008 and 2009, the vine cultures under production resulted in a harvest an approximate total of 39.4 million kilos and 47.4 million kilos of grapes, respectively.

As part of the risk administration activities, the subsidiaries use insurance agreements for the damage caused by nature or other to their biological assets. In addition, either productive or under formation vines are not affected by title restrictions of any kind, nor have they been pledged as a guarantee for financial liabilities.

Under production vines depreciation is carried out on a linear basis and it is based on the 25-year estimated production useful life, which is periodically assessed. Vines under formation are not depreciated until they start production. The costs incurred for acquiring and planting new vines are capitalized.

The Company uses the amortized historical cost alternative to value its biological assets, for which management considers approximate to fair value.

There is no evidence of impairment on the biological assets held by the Company.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

The movement of biological assets during the years ended December 31, 2008 and 2009, is as follows:

Under Production
BIOLOGICAL ASSETS	Vines
ThCh$
As of January 1, 2008
Historic Cost	16,913,205
Accumulated depreciation	(4,989,603)
Book Value	11,923,602
As of December 31, 2008
Additions historic cost from business combinations	7,555,040
Addition accumulated depreciation from business combinations	(1,575,761)
Depreciation	(814,673)
Conversion effect	197,783
Book Value	17,285,991
As of December 31, 2008
Historic Cost	24,666,029
Accumulated depreciation	(7,380,038)
Book Value	17,285,991
As of Decemeber 31, 2009
Depreciation	(896,916)
Conversion effect	(358,688)
Book Value	16,030,387
As of December 31, 2009
Historic Cost	24,307,340
Accumulated depreciation	(8,276,953)
Book Value	16,030,387

Note 23 Income taxes and deferred taxes

Tax accounts receivable

The detail of the taxes receivables is the following:

	As of January 1,	As of Decemeber 31,	As of December 31,
	2008	2008	2009
	ThCh$	ThCh$	ThCh$
Refundable tax from previous year	44,938	2,057	718,763
Taxes under claim	750,462	500,357	1,295,620
Credits for Argentine taxes	524,533	557,527	1,698,356
Monthly provisional payments	932,783	7,937,234	3,243,020
Monthly provisional payments - originated for joint venture	-	1,070,749	-
Payment of absorbed profit provision	-	6,423,257	1,065,412
Other credits	1,000,686	1,006,355	1,031,863
Total	3,253,402	17,497,536	9,053,034

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Taxes accounts payable

The detail of taxes payable taxes is as follows:

	As of January 1, 2008	As of December 31,	As of December 31,
		2008	2009
	ThCh$	ThCh$	ThCh$
First category tax	6,251,731	3,462,593	7,320,528
Article Nº21 unique tax	47,471	103,850	59,902
Estimated minimum gain Argentine subsidiaries tax	325,539	161,647	273,562
Others	393,845	393,845	394,485
Total	7,018,586	4,121,935	8,048,477

Tax expense

The detail of the income tax and deferred tax expense for the years ended as of December 31, 2008 and 2009, is as follows:

	For the year ended as of December 31
	2008	2009
	ThCh$	ThCh$
Expense (income) as per deferred tax related to the origin and reversal of temporary differences	(2,253,665)	(3,007,001)
Benefit originated by tax losses	6,150,543	8,605,661
Income from deferred taxes	3,896,878	5,598,660
Current tax expense	(13,629,567)	(17,019,939)
Adjustments as regards prior period	(791,558)	(302,394)
Income (Expense) from income tax	(10,524,247)	(11,723,673)

The deferred taxes related to items charged or credited directly to Consolidated Statements of Other Comprehensive Income are as follows:

	For the year ended as of December 31
	2008	2009
	ThCh$	ThCh$
Net income from cash flow hedge	(876,541)	1,106,335
Charge (credit) to equity	(876,541)	1,106,335

Effective Rate

The Company’s income tax expense as of December 31, 2008 and 2009, represents 9.9% and 7.7% respectively of income before taxes. The following is a reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the years ended of December 31
	2008		2009
	ThCh$	Rate %	ThCh$	Rate %
Income before taxes	105,827,487	-	153,088,840	-
Income tax using the statutory rate	(17,990,673)	17.0	(26,025,103)	17.0
Adjustments to reach the effective rate
Tax effects of reorganizations	9,070,926	-8.6	10,123,491	-6.6
Non-taxable income	774,030	-0.7	7,309,642	-4.8
Valuation over tax loss provision	(178,873)	0.2	(67,090)	0.0
Effect of tax rates in Argentina	(1,408,099)	1.3	(2,762,219)	1.8
Adjustments as regards prior term	(791,558)	0.7	(302,394)	0.2
Income tax, as reported	(10,524,247)	9.9	(11,723,673)	7.7

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Deferred taxes

Deferred tax assets and liabilities included in the Balance Sheet were as follows:

	As of January 1,	As of December	As of December
	2008	31, 2008	31, 2009
	ThCh$	ThCh$	ThCh$
Deferred tax assets
Accounts receivable impairment provision	568,438	566,828	576,944
Provisions	3,539,598	3,976,395	5,751,917
Inventory impairment provision	150,227	160,584	237,977
Severance indemnity	1,721,576	1,385,223	1,257,170
Inventory valuation	655,433	708,364	479,406
Derivatives agreement	3,740,133	752,038	365,397
Advertising	483,318	578,306	128,255
Amortization of intangible	503,502	720,668	681,982
Other assets	1,510,589	7,260,681	3,631,409
Tax loss carryforwards	4,481,725	6,165,913	11,838,922
Valuation allowances	(465,719)	(1,221,547)	(950,269)
Total assets from deferred taxes	16,888,820	21,053,453	23,999,110
Deferred taxes liabilities
Fixed assets depreciation	25,970,782	34,220,074	34,909,947
Deposit for Bottles and containers	3,169,593	3,199,990	3,336,996
Capitalized software expense	500,542	637,222	328,147
Agricultural operation expense	1,698,836	1,596,484	1,999,451
Derivatives agreements	494,636	1,284,712	16,819
Manufacturing indirect activation costs	681,807	1,645,641	1,784,439
Bonuses placing deferred interest and expense	281,891	271,983	331,418
Intangible	-	-	1,842,091
Lands	-	-	1,804,989
Other liabilities	6,118,429	8,287,357	4,317,971
Total liabilities from deferred taxes	38,916,516	51,143,463	50,672,268
Total	(22,027,696)	(30,090,010)	(26,673,158)

No deferred taxes have been recorded for the temporary differences between the tax and accounting value generated by investments in subsidiaries, consequently a deferred tax is neither recognized for the Translation Adjustments or investments in Joint Ventures.

In accordance with current tax laws in Chile, taxable losses do not expire and can be applied indefinitely. Regarding Argentina, taxable losses expire after 5 years.

Whenever the Company estimates that there is no probability for the total recovery of integral tax loss carryforwards,   valuation allowance is created.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Deferred Taxes
Analysis of the deferred tax movement during the periods
ThCh$
As of January 1, 2008	(22,027,696)
Year ended as of December 31, 2008
Deferred taxes from business combinations	(4,692,070)
Deferred taxes from tax loss carryforwards absorption	(6,424,807)
Convertion effect	(264,610)
Income from deferred taxes	3,896,880
Effect in equity from deferred taxes	(876,540)
Other movements of deferred taxes	298,833
Fiscal year movement	(8,062,314)
Year ended as of December 31, 2008	(30,090,010)
Year ended as of December 31, 2009
Deferred taxes from business combination	(3,456,803)
Income from deferred taxes	5,598,660
Convertion effect	50,958
Effect in equity from deferred taxes	1,106,335
Other movements of deferred taxes	117,702
Fiscal year movement	3,416,852
Year ended as of December 31, 2009	(26,673,158)

Note 24 Debts and Financial Liabilities that Accrue Interest

Debts and financial liabilities that accrue interest, classified as per type of obligation and their classification in the consolidated balance sheet were as follows:

	As of January 1,	As of December	As of December
	2008	31, 2008	31, 2009

	ThCh$	ThCh$	ThCh$
Bank loans	99,978,861	169,523,616	53,172,707
Bond Obligations	58,449,485	60,285,126	160,479,362
Financial leases obligations	14,619,714	16,228,635	15,875,725
Total	173,048,060	246,037,377	229,527,794
Current	10,196,154	86,244,327	19,780,477
Non current	162,851,906	159,793,050	209,747,317
Total	173,048,060	246,037,377	229,527,794

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

The maturities and interest rates of such obligations were as follows:

			As of January 1,	As of December				As of December
			2008	31, 2008	Current portion	Non current portion		31, 2009
	Interest Rate
		Currency			Less than one	Between 1 and 5	Over 5 years
					year	years
	%		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank Borrowings
JP Morgan Chase Manhatan (1)	-	USD	50,251,953	63,889,560	-	-	-	-
BBVA S.A. New York Branch (1)	0.76%	USD	34,782,300	44,680,339	28,570	35,497,000	-	35,525,570
Banco Crédito e Inversiones	3.60%	UF	9,442,136	10,572,216	10,165,261	-	-	10,165,261
Banco Santander Chile	-	CLP	-	32,722,529	-	-	-	-
Banco de Chile	-	CLP	273,850	4,418,003	-	-	-	-
Banco Estado de Chile	-	CLP	-	1,682,371	-	-	-	-
Banco Estado de Chile	-	USD	-	185,724	-	-	-	-
Banco Estado de Chile	6.00%	EUR	-	-	156,413	-	-	156,413
Banco BICE	4.43%	USD	-	-	1,204,072	3,422,925	-	4,626,997
Banco Corp Banca	-	UF	-	2,027,181	-	-	-	-
Banco Corp Banca	-	CLP	-	4,936,095	-	-	-	-
Banco BBVA	3.50%	CLP	387,181	385,000	445,019	-	-	445,019
Banco Santander Rio Arg	5.80%	USD	-	65,154	88,946	-	-	88,946
Banco BBVA Argentina	5.40%	USD	2,028,677	608,712	92,588	-	-	92,588
Banco BBVA Argentina	-	ARG	66,653	-	-	-	-	-
Banco Patagonia	7.50%	USD	245,714	1,133,545	778,578	-	-	778,578
Banco Patagonia	18.00%	ARG	-	-	212,749	-	-	212,749
Banco San Juan	6.00%	USD	-	928,001	772,501	-	-	772,501
Banco San Juan	17.00%	ARG	-	-	205,509	-	-	205,509
Bank Boston N.A.	-	USD	686,399	-	-	-	-	-
Citibank N.A.	-	USD	12,323	1,289,186	-	-	-	-
Banco Nacional de Valores	-	USD	1,801,675	-	-	-	-	-
Banco Regional de Cuyo	6.50%	USD	-	-	102,576	-	-	102,576
Subtotal			99,978,861	169,523,616	14,252,782	38,919,925	-	53,172,707
Bonds Payable
Bonos Serie A	3.80%	UF	26,224,078	27,068,973	1,979,079	7,781,305	15,095,730	24,856,114
Bonos Serie E	4.00%	UF	32,225,407	33,216,153	2,076,908	9,913,653	17,844,576	29,835,137
Bonos Serie H	4.25%	UF	-	-	520,701	-	41,885,760	42,406,461
Bonos Serie I	3.00%	UF	-	-	553,010	62,828,640	-	63,381,650
Sub-total			58,449,485	60,285,126	5,129,698	80,523,598	74,826,066	160,479,362
Financial Leases Obligations
Consorcio Nacional de Seguros S.A.	7.07%	UF	13,483,033	14,689,590	56,858	766,761	13,463,864	14,287,482
Banco de Chile	5.80%	UF	1,136,681	1,539,045	-	566,602	680,189	1,246,791
Banco Santander Chile	7.20%	UF	-	-	341,140	312	-	341,452
Sub-total			14,619,714	16,228,635	397,998	1,333,675	14,144,053	15,875,725
Total			173,048,060	246,037,377	19,780,478	120,777,198	88,970,119	229,527,794

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 6)

See detail of bank borrowings, financial leases obligations and bonds payable fair value in Note 6 – Financial Instruments.

The effective rates of bond obligations as of December 31, 2009, were as follows:

Bonds Serie A	3.96%
Bonds Serie E	4.52%
Bonds Serie H	4.26%
Bonds Serie I	3.18%

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

The debts and financial liabilities are stated in several currencies and they accrue fixed and variable interest rates. The details of such obligations classified as per currency and interest type (excluding the effect of cross currency interest rate swap agreements) are as follows:

	As of December 31, 2008		As of December 31, 2009
	Fixed Interest	Variable Interest	Fixed Interest	Variable Interest
	Rate	Rate	Rate	Rate
	ThCh$	ThCh$	ThCh$	ThCh$
United States dollar	4,210,322	108,569,899	1,835,189	40,152,567
Chilean pesos	13,678,340	30,465,657	445,019	-
Argentine pesos	-	-	418,258	-
Unidades de fomento	89,113,159	-	186,520,348	-
Other	-	-	-	156,413
Total	107,001,821	139,035,556	189,218,814	40,308,980

The terms and conditions of the interest accruing obligations as of December 31, 2009, were as follows:

a)      Bank Borrowings

BBVA New York – Bank Loans

On November 23, 2007, the Company obtained, through its Cayman Islands agency, a bank loan from the Cayman Islands branch of BBVA bank, for a total 70 million United States dollars at a 4.5 year term, with maturity on May 23, 2012.

This loan accrues interest at a compound floating rate 3-year dollar Libor plus a fixed margin of 0.27%. The Company amortizes interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

The exchange rate and the interest rate risk to which the Company is exposed as a result of this syndicated loan is mitigated by the use of currency swap and USD-CLP rates (Cross Currency Swap) agreements. For a detail of the Company’s hedge strategies see Note 5 – Administration of financial risks and Note 6 – Hedge Assets and Liabilities.

Such credit obliges the Company to comply with the following financial indexes covenants (1) and specific requirements:

•              To maintain a consolidated interest hedge higher or equal to 3 for Compañía Cervecerías Unidas S.A. consolidated, measured as of the end of each quarter and considering the last 12 months.

•              To maintain a consolidated indebtedness ratio lower or equal to 3, for Compañía Cervecerías

                Unidas S.A. consolidated.

•              To maintain a consolidated equity of at least UF 15 million at the end of each quarter at Compañía Cervecerías Unidas S.A.

In addition, this loan obliges the Company to comply with some affirmative nature restrictions, such as maintaining insurance, etc. and to comply with certain restrictions, such as not granting pledges, except those authorized by the agreement, not to merge, except as allowed, and not to divest fixed assets, except under the terms established by the agreement.

As of December 31, 2009, December 31 and January 1, 2008, the Company was in compliance with the financial convenants and specific requirements for this bank loan.

(1) The covenants were determined on the basis of the Chilean accounting standards, and they shall be adapted to the IFRS, if necessary.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Banco Crédito e Inversiones – Syndicated Loan

On August 22, 2005, the subsidiary Pisquera de Chile S.A. renegotiated a syndicated loan with banks BCI, BBVA and Raboinvestment for a total UF 468,982 at a 5-year term, with maturity on August 12, 2010.

This syndicated loan accrues interest at an annual fixed rate of 3.6%. The Company amortizes interests and capital semi-annually.

As a consequence of this obligation, the subsidiary must comply with certain information obligations, apart from complying with the following financial covenants (1):

•              To maintain a financial expense hedge net of subordinate debt during the entire validity of the agreement, not lower than 3 times, as from June 30, 2007, onwards.

•              To continuously maintain an indebtedness ratio during the entire validity of the agreement, not higher than 1.5, excluding the subordinate debt added to equity.

•              To maintain an equity higher than UF700,000 as of December 31, 2006, and to maintain an equity higher than UF800,000 as from the financial statements of December 31, 2007.

In addition, this loan obliges Compañía Pisquera de Chile to comply with certain restrictions of affirmative nature, such as to maintain insurance, to maintain the ownership of essential assets, and also to comply with certain restrictions, such as not to merge or split, etc. except as allowed, and not to pledge, mortgage or grant any kind of encumbrance or real right over any fixed asset with an individual accounting value higher than UF10,000, except under the terms established by the agreement, among other.

As of December 31, 2009, December 31 and January 1, 2008, the Company was in compliance with the financial covenants and specific requirements of this syndicated loan.

Banco BICE – Bank loan

On May 14, 2009, Viña San Pedro Tarapacá subsidiaries, Viña Misiones de Rengo S.A., Viña del Mar de Casablanca S.A., and Viña Santa Helena S.A., each subscribed a bank loan with Banco BICE for a total 3 million United States dollars, at a 4-year term with maturity on May 15, 2013.

This loan accrues interest at a floating rate formed by the 3-year dollar Libor rate, plus a fixed margin of 4.5%. The Company amortizes interest semi-annually, and capital amortization consists of a simple payment at the end of the term established.

This loan does not require the compliance with financial measures covenants, nor compliance with other specific requirements.

Banco Estado – Bank loan

On April 6, 2009, Viña San Pedro Tarapacá subsidiary subscribed a bank loan with Banco Estado for a total 5 million United States dollar at a 3-year term with maturity on April 6, 2012.

This loan accrues interest at a floating rate formed by a 3-year dollar Libor plus a 4.5% fixed margin. The Company amortizes interest semi-annually and the capital amortization consists of a single payment at the end of the established term.

This loan does not require compliance with financial covenants, nor compliance with other specific requirements.

(1) Covenants were determined based on the Chilean accounting standards and they will be adapted to IFRS, if necessary.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

b)      Financial Lease Obligations

The most significant financial lease agreements are as follows:

CCU S.A.

In December, 2004, the Company sold a piece of land previously classified as investment property. As part of the transaction, the Company leased eleven floors of a building under construction on the mentioned piece of land.

The building was completed during 2007, and on June 28, 2007, the Company entered into a 25-year lease agreement with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., for a total amount of UF 688,635.63, with an annual interest rate of 7.07%. The current value of the agreement amounted to ThCh$ 10,403,632 as of December 31, 2007.

The agreement also grants CCU the right or option to acquire the assets contained in the agreement (real estate, furniture and facilities) as from month 68 of the lease. The lease rentals committed are according to the conditions prevailing in the market.

For Chilean GAAP purposes, in 2004 the Company recognized a ThCh$ 3,108,950 gain for the building portion not leased by the Company, and a ThCh$ 2,260,851 liability deferred through completion of the building, when the Company recorded the transaction as financial lease.

Compañía Cervecera Kunstmann S.A

On April 19, 2005, the subsidiary Compañía Cervecera Kunstmann S.A. acquired a brewery and a restaurant through a lease agreement with a purchase option entered into with Banco de Chile, in the amount of UF 20,489, payable in 168 installments with a yearly interest of 9.1%. At the maturity of the agreement the Company is entitled to purchase the asset with the payment of UF 32.09 plus VAT, which shall be paid within 30 days after maturity of the last lease installment contained in the agreement.

On June 26, 2007, the Company purchased a piece of land of 35,581 square meters, located at Bayo, Valdivia district through a lease agreement with a purchase option entered into with Banco de Chile, in the amount of UF 7716.56 payable in 121 installments accruing a yearly interest rate of 5.8%. At the maturity of the agreement the Company is entitled to purchase the asset on the termination date, with the payment of UF 84.66 plus the expenses originated with the purchase and sale, amount that shall be paid together with the last lease installment of the agreement.

On August 31, 2008, the Company acquired a Kaspar Schul kernel cooker for beer production, through a lease agreement with a purchase option entered into with Banco de Chile, in the amount of UF 43,969 payable in 61 installments accruing a 4.13% interest. At the maturity of the agreement the Company is entitled to purchase the asset with the payment of UF 800.28 plus VAT and any expense, right or tax originated by the purchase and sale, amount to be paid together with the last lease installment of this agreement.

The following is a detail of future payments and the current value of the financial lease obligations as of December 31, 2009

	As of December 31, 2009
Lease Minimum Future Payments	Gross Amount	Interest	Current Value
	ThCh$	ThCh$	ThCh$
Less than one year	1,458,498	1,060,500	397,998
Between one and five year	5,352,486	4,018,811	1,333,675
Over five years	29,763,641	15,619,588	14,144,053
Total	36,574,625	20,698,899	15,875,726

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

c)      Bonds Payable

Series A Bonds – Subsidiary Viña San Pedro Tarapacá S.A.

On June 13, 2005, the subsidiary Viña San Pedro Tarapacá S.A. recorded in the Securities Record a bond issue for a total UF1,500,000 at a 20-year term with maturity on July 15, 2025. Such issue was placed in the local market on July 20, 2005, with a premium amounting to ThCh$227,378.

This obligation accrues interest at a fixed annual rate of 3.8% and amortizes interest and capital semi-annually.

As a result of this public obligation, the subsidiary has undertaken the commitment of complying with some financial covenants (1), calculated over its consolidated or individual Balance Sheet, and according to conditions detailed below:

•              Control over subsidiaries representing at least 30% of the issuer VSPT consolidated EBITDA.

•              Not to enter into investments in facilities issued by related parties different from its subsidiaries.

•              Neither sell nor transfer essential assets that jeopardize the continuance of its current purpose.

•              Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.2.

•              Maintain a financial expense coverage related to EBITDA established at the end of each quarter and retroactively for 12-month periods, measured over the individual and consolidated financial statements, of no less than 3.

•              Maintain at the end of each quarter a minimum equity of UF 4 million.

As of December 31, 2009, December 31 and January 1, 2008, the Company was in compliance with the financial covenants required for this public issue.

(1) Covenants were determined based on the Chilean accounting standards and they will be adapted to IFRS, if necessary.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Series E Bonds

On October 18, 2004, the Company recorded in the Securities Record the issue of 20-year term public bonds for a total UF2,000,000 with maturity on December 1, 2024. This issue was placed in the local market on December 1, 2004, with a discount amounting to ThCh$897,857.

This obligation accrues interests at a fixed annual rate of 4.0%, and it amortizes interest and capital semi-annually.

As a result of this public obligation, the Company has assumed the commitment of complying with determined financial covenants (1), calculated over its consolidated or individual Balance Sheet, and the conditions detailed below:

•              To permanently maintain an indebtedness ratio, measured over the consolidated financial statements not higher than 1.5.

•              To permanently maintain an indebtedness ratio, measured over the individual financial statements not higher than 1.7.

•              To maintain a financial expense coverage established at the end of each quarter and considering the 4 last consecutive quarters delivered, measured over the individual or consolidated financial statements, of no less than 3.

•              To maintain assets free of liens for an amount equal to, at least, 1.2 its unguaranteed payable liabilities, calculated and measured quarterly over the individual and consolidated financial statements.

•              To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Viña San Pedro Tarapaca S.A., except in the cases and under the terms established in the agreement.

•              To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

•              To maintain an equity, both at individual and consolidated level, for an amount at least equal to UF 15 million.

•              Neither sell nor transfer assets from the issuer and its subsidiaries representing over 25% of the assets total value in the issuer’s last audited consolidated financial statements.

•              Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

As of December 31, 2009, December 31, and January 1, 2008, the Company was in compliance with the financial covenants required for this public issue.

(1) The covenants were determined on the basis of the Chilean accounting standards, and they shall be adapted to the IFRS, if necessary.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Series H and I Bonds

On March 15, 2009, the Company recorded in the Securities Record the issue of 20-year term bonds Series H and I for a total UF2,000,000 and UF 3,000,000, respectively. Such issue was placed in the local market on April 2nd, 2009, with a discount amounting to ThCh$156,952 and ThCh$413,181, respectively.

Such obligation accrues interest at an annual fixed rate of 4.25% for Series H and 3.0% for Series I. Both Series amortize interest semi-annually. The capital is semi-annually amortized for Series H and bullet for Series I.

The current issue was subscribed with Banco Santander Chile as representative of the bond holders and as paying bank, and it requires that the Company complies with the following financial indicators (covenants (1)) and specific requirements:

•              To maintain a consolidated indebtedness ratio, measured over the consolidated financial statements, not higher than 1.5.

•              To maintain a consolidated financial expense coverage of no less than 3.

•              To maintain an equity, at a consolidated level as reflected in each consolidated quarterly, for an amount of at least UF 15 million.

•              To maintain assets free of any liens in an amount equal to, at least, 1.2 the unpaid amount of the unguaranteed financial debt.

•              To maintain, either directly or indirectly, the ownership over more than 50% of the social rights and of the subscribed and paid-up shares respectively of Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A.

•              Neither sell, nor allowing the sale or the ownership transfer, and neither transfer and/or in any way divest, either through one transaction or a series of transactions, either directly or indirectly, of assets owned by the Company or its subsidiaries that are necessary to maintain in Chile, either directly and/or through one or more subsidiaries, a nominal installed capacity for the manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectoliters a year, except in the cases and under the terms established in such bonds issue agreement.

•              To maintain, either directly or through a subsidiary, the ownership of the trademark "CRISTAL", denominative or word for beer class 32 of the international classifier of products and services for the registration of trademarks, and not to transfer its use, except to its subsidiaries.

•              Not to carry out investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

As of December 31, 2009, the Company was in compliance with the financial covenants required for this public issue.

(1) The covenants were determined based on the Chilean accounting standards and they will be adapted to IFRS, if necessary.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Note 25 Accounts payable – Trade and other

	As of January 1, 2008	As of December 31,	As of December 30,
		2008	2009
	ThCh$	ThCh$	ThCh$
Suppliers	103,421,080	136,123,573	125,245,336
Documents payable	3,102,656	74,946	106,110
Total	106,523,736	136,198,519	125,351,446
Current	106,523,736	136,198,519	125,351,446
Non-current	-	-	-
Total	106,523,736	136,198,519	125,351,446

Note 26 Provisions

As of January 1, 2008, December 31, 2008 and December 31, 2009, the total provisions recorded in the consolidated statement of financial position were as follows:

	As of January 1, 2008	As of December 31,	As of December 31,
		2008	2009
	ThCh$	ThCh$	ThCh$
Litigation	1,479,493	1,061,110	981,662
Deposit for bottles	8,896,790	9,537,644	9,704,826
Others	2,730,760	3,788,963	3,717,436
Total	13,107,043	14,387,717	14,403,924
Current	1,311,025	2,262,026	3,747,286
Non.current	11,796,018	12,125,691	10,656,638
Total	13,107,043	14,387,717	14,403,924

The following was the change in provisions during the year ended December 31, 2008, and year ended December 31, 2009:

	Litigation	Deposit for Bottles	Other	Total

	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2008	1,479,493	8,896,790	2,730,760	13,107,043
Year ended as of December 31, 2008
Incorporated	481,343	6,296,125	2,338,964	9,116,432
Used	(692,409)	(5,655,272)	(1,280,760)	(7,628,441)
Released	(375,481)	-	-	(375,481)
Conversion effect	168,164	-	-	168,164
Year ended as of December 31, 2008	1,061,110	9,537,643	3,788,964	14,387,717

Year ended as of December 31, 2009
Incorporated	228,709	6,015,850	2,167,433	8,411,992
Used	(192,524)	(5,848,668)	(2,238,960)	(8,280,152)
Conversion effect	(115,633)	-	-	(115,633)
Year ended as of December 31, 2009	981,662	9,704,825	3,717,437	14,403,924

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

The maturities of provisions at December 31, 2009, were as follows:

	Litigation	Deposit for Bottles (1)	Other	Total

	ThCh$	ThCh$	ThCh$	ThCh$
Less than one year	29,850	-	3,717,436	3,747,286
Between one and five years	951,812	-	-	951,812
Over five years	-	9,704,826	-	9,704,826
Total	981,662	9,704,826	3,717,436	14,403,924

(1) Given the nature of the risks covered by such provisions, it is not possible to determine a reasonable payment calendar.

Litigation

The detail on the main litigation proceedings to which the Company is exposed at a consolidated level is described in Note 31.

Management believes that according to the development of such proceedings up to this date, the provisions established over the background on a case by basis adequately cover the eventual adverse effects that could arise from the mentioned proceedings.

Note 27 Other liabilities

	As of January 1, 2008	As of December 31,	As of December 31,
		2008	2009
	ThCh$	ThCh$	ThCh$
Parent dividend provisioned by the Board	14,969,635	14,969,635	19,110,172
Parent dividend provisioned according to policy	24,629,973	26,345,717	44,908,565
Uncollected parent dividends	644,562	653,935	722,519
Subsidiaries dividends according to policy	694,983	1,123,560	8,731,981
Obligation for Employee Benefits	17,976,391	22,516,979	21,582,149
Other	14,270	82,902	18,946
Total	58,929,814	65,692,728	95,074,332
Current	49,050,738	53,411,170	83,673,738
Non current	9,879,076	12,281,558	11,400,594
Total	58,929,814	65,692,728	95,074,332

Note 28 Employee Benefits

The Company grants short term, and employment termination benefits as part of its compensation policies.

The parent company and its subsidiaries maintain collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

Short-term Benefits

The short-term benefits include mainly remuneration, vacation and compensation through annuities. Such benefits are recorded when the obligation is accrued, and they are usually paid during the following twelve month period. Consequently they are not discounted.

i. Short-term benefits are, in general, based on combined plans or agreements, such as covering disablement and death risks of the staff retained.

ii. Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labor relationship.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

The cost of such benefits is charged against income, in the “Staff Expense” item.

As of January 1, 2008, December 31, 2008 and 2009, the total staff benefits recorded in the consolidated statement of financial position are as follows:

	As of January 1,	As of December 31,	As of December 31,
Employees’ Benefits	2008	2008	2009
	ThCh$	ThCh$	ThCh$
Short term benefits	6,446,388	8,476,596	8,492,967
Employment termination benefits	11,530,003	14,040,383	13,089,182
Total	17,976,391	22,516,979	21,582,149
Current	8,097,314	10,235,216	10,181,347
Non.current	9,879,077	12,281,763	11,400,802
Total	17,976,391	22,516,979	21,582,149

The following is a detail of the short-term and employment termination benefits.

Employees’ Bonuses

Short-term benefits are mainly comprised of recorded vacation (on accruals basis) and bonuses and share compensation. Such benefits are recorded when the obligation is accrued, and they are usually paid within a 12-month period, consequently they are not discounted.

As of January 1, 2008, December 31, 2008 and 2009, the provisions recorded as a result of services granted and unpaid are as follows:

	As of January 1,	As of December 31,	As of December 31,
Short-Term Employees’ Benefits	2008	2008	2009
	ThCh$	ThCh$	ThCh$
Vacation	3,556,250	4,425,710	4,749,363
Bonus and compensation	2,890,138	4,050,886	3,743,604
Total	6,446,388	8,476,596	8,492,967

The book value of current accounts receivable, cash and cash equivalent and other financial assets and liabilities approximate fair value due to the short-term nature of such facilities, and in the case of accounts receivable, due to the fact that any collection loss is already reflected in the impairment loss provisions.

The fair value of non derivative financial assets and liabilities that are not quoted in active markets is estimated through the use of discounted cash flows calculated on market variables observed as of the date of the financial statements. The fair value of derivative facilities assets and liabilities is estimated through the discount of future cash flows, determined according to information observed in the market, or to variables and prices obtained from third parties.

	For the years of December 31
Staff Expense
	2008	2009
	ThCh$	ThCh$
Salaries	62,051,130	68,771,618
Employees’ short-term benefits	8,946,833	9,534,606
Employments termination benefits	4,437,893	4,085,491
Other staff expense	10,206,390	11,575,455
Total	85,642,246	93,967,170

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Severance Indemnity

The company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with some groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rates are determined by reference to market interest rates curves for high quality entrepreneurial bonds, with an average duration equivalent to the estimated terms for the payment of such severance, plus the Central Bank estimated inflation, and the margin applicable to companies with a rating equivalent to AA or higher. The discount rate was 7.6% for the year ended as of December 31, 2008 and 7.7% for year ended as of December 31, 2009.

As of January 1, 2008, December 31, 2008 and 2009, the benefits recorded for employment termination are as follows:

	As of January 1,	As of December 31,	As of December 31,
Severance Indemnity	2008	2008	2009
	ThCh$	ThCh$	ThCh$
Current	1,650,927	1,758,619	1,688,380
Non-current	9,879,076	12,281,764	11,400,802
Total	11,530,003	14,040,383	13,089,182

The change in the employment termination obligations during the year ended as of December 31, 2008 and 2009 was as follows:

Severance Indemnity
Employment Termination Benefits
ThCh$
Initial Balance	11,530,003
Balance as of January 1, 2008	11,530,003
Year ended as of December 31, 2008
Current cost of service	508,238
Interest cost	872,521
Actuarial (Gain) loss	1,037,633
Paid-up benefits	(1,057,513)
Past service cost	85,405
Originated by business combinations	1,027,978
Others	36,118
Year ended as of December 31, 2008	14,040,383
Year ended as of December 30, 2009
Current cost of service	522,041
Interest cost	1,073,826
Actuarial (Gain) loss	(1,679,151)
Paid-up benefits	(1,010,298)
Past service cost	78,038
Others	64,344
Year ended as of December 31, 2009	13,089,183

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

The figures recorded in the consolidated statement of comprehensive income as of December 31, 2008 and 2009, were as follows:

	For the years ended as of December 31
Expense recognized for employment termination benefits
	2008	2009
	ThCh$	ThCh$
Current cost of service	508,238	522,041
Interest cost	872,521	1,073,826
Past service cost	85,405	78,038
Actuarial (Gain) loss	1,037,633	(1,226,522)
Non-provided paid benefits	2,117,746	3,277,025
Other	(183,650)	361,083
Total expense recognized in consolidated statement of income	4,437,893	4,085,491

Actuarial Assumptions

As mentioned in Note 2.17 – Employees’ Benefits, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation as of December 31, 2008 and 2009, were as follows:

Actuarial Hypothesis			As of January 1,	As of December 31,	As of December 31,
			2008	2008	2009

Mortality table			RV-2004	RV-2004	RV-2004
Annual interest rate			7.7%	7.6%	7.7%
Voluntary retirement rotation rate			1.0%	1.0%	1.0%
Company’s needs rotation rate			0.5%	0.5%	0.5%
Salary increase			3.7%	3.7%	3.7%
	Officers		60	60	60
Estimated retirement age for	Other	Male	65	65	65
		Female	60	60	60

Sensitivity Analysis

The Following is an sensitivity analysis based on increased (decreased) in 1 percent in the discount rate:

	As of December 31,	As of December 31,
Sensitivity Analysis	2008	2009
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	1,313,130	1,229,575
1% decrease in the Discount Rate (Loss)	(1,622,376)	(1,446,067)

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Note 29 Minority Interests

	As of January 1,	As of December 31,	As of December 31,
Equity	2007	2008	2009
	ThCh$	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	38,695,865	90,789,752	91,812,160
Aguas CCU-Nestlé Chile S.A.	2,410,979	3,140,115	9,443,645
Compañía Pisquera de Chile S.A.	3,123,342	3,532,582	3,862,106
Compañía Cervecerías Unidas Argentina S.A.	3,545,047	4,442,037	3,504,707
Compañía Cervecera Kunstmann S.A.	1,637,707	1,821,399	2,102,190
Others	321,210	371,921	252,164
Total	49,734,150	104,097,806	110,976,972
		As of December 31,	As of December 31,
Income		2008	2009
		ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.		2,203,890	5,245,563
Aguas CCU-Nestlé Chile S.A.		1,264,635	6,091,256
Compañía Pisquera de Chile S.A.		649,686	961,369
Compañía Cervecerías Unidas Argentina S.A.		227,457	398,695
Compañía Cervecera Kunstmann S.A.		448,711	555,671
Others		95,219	75,140
Total		4,889,598	13,327,694

Note 30 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of December 31, 2008 and 2009, the Company’s capital shows a balance of ThCh$215,540,419, consisting of a total 318,502,872 shares without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares, without any preemptive rights. Such common shares are registered for trading at the Santiago and Chile Stock Exchanges, and at the New York Stock Exchange /NYSE), evidenced by ADS (“American Depositary Shares”), with an equivalence of five shares per ADS.

The Company has not issued any shares or convertible instruments during the period, thus changing the number of outstanding shares as of December 31, 2008 and 2009.

Capital Management

The main purpose, when managing shareholders’ capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholders’ return.

Consolidated Statement of Other Comprehensive Income

As of December 31, 2008 and 2009, the detail of the other comprehensive income and expense of the term is as follows:

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Other Income and expense charged or credited against net equity	Gross Balance ThCh$	Tax ThCh$	Net Balance ThCh$
Cash flow hedge	5,156,120	(876,541)	4,279,579
Conversion differences of subsidiaries abroad	16,866,352	-	16,866,352
Total other comprehensive income for the year ended December 31, 2008	22,022,472	(876,541)	21,145,931

Other Income and expense charged or credited against net equity	Gross Balance ThCh$	Tax ThCh$	Net Balance ThCh$
Cash flow hedge	(6,507,854)	1,106,335	(5,401,519)
Conversion differences of subsidiaries abroad	(34,738,643)	-	(34,738,643)
Total other comprehensive income for the year ended December 31, 2009	(41,246,497)	1,106,335	(40,140,162)

Income per share

The basic income per share is calculated as the ratio between the net income (loss) of the term corresponding to shares holders and the weighted average number of valid outstanding shares during such term.

As of December 31, 2008 and 2009, the information used for the calculation of the income as per each basic and diluted share is as follows:

	As of December 31,	As of December 31,
Income per share	2008	2009
	ThCh$	ThCh$
Income attributable to share holders (ThChS)	90,413,642	128,037,473
Weighted average number of shares	318,502,872	318,502,872
Basic and diluted income per share (in Chilean pesos)	283.87	402.00

As of December 31, 2008 and 2009, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net Income

Regarding Circular No 1945 from the SVS on 4 November 2009 the Board of Directors agreed that the net distributable profit for the year 2009 will be that reflected in the financial statements attributable to equity holders of the parents, without adjusting it.

 Dividends

The Company’s dividend policy consists in annually distributing at least 50% of the net distributable profit of the period.

As of December 31, 2008 and 2009, the Company has distributed the following dividends, either interim or final:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share	Related to FY

234	11/01/2008	Interim	47	2007
235	28/04/2008	Final	102.19655	2007
236	09/01/2009	Interim	47	2008
237	28/04/2009	Final	108.66083	2008

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Other Reserves

The reserves that are a part of the Company’s equity are as follows:

Currency Translation Reserves: This reserve is mainly originated by the translation of foreign subsidiaries’ financial statements which functional currency is different from the consolidated financial statements presentation currency. As of December 2009, it amounts to a negative reserve of ThCh$16,172,158 (positive reserve as of December 31, 2008, ThCh$15,817,197).

Hedge reserve: This reserve is originated by the hedge accounting application of financial liabilities used as such. The reserve is reversed at the end of the agreement’s extration, or when the operation ceases qualifying as hedge accounting, whichever is first. The reserve effects are transferred to income. As of December 31, 2009, it amounts to a positive reserve of ThCh$962,144 (ThCh$6,363,663 as of December 31, 2008), net of deferred taxes.

Other reserves: As of December 31, 2009, these amount to a negative reserve of ThCh$9,984,431 (ThCh$10,016,131 as of December 31, 2008). Such reserves relate mainly to the following concepts:

-              Adjustment due to re-assessment of fixed assets carried out in 1979, credit for ThCh$4,087,396.

-              Price level restatement of paid-up capital registered as of December 31, 2008, according to Circular Letter Nª456 by the SVS, charge for ThCh$17,615,333.

Note 31 Contingencies and Commitments

Operating lease agreements

The total amount of the Company’s obligations to third parties relating to lease agreements that may not be terminated was as follows

Lease Agreements Not to be Terminated	As of December 31, 2009
ThCh$
Less than one year	1,906,706
Between one and five years	4,430,372
Over five years	5,585,120
Total	11,922,198

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of December 31, 2009 was as follows:

	Purchase and Supply Agreements	Grapes and wine purchase agreements
	ThCh$	ThCh$
Less than one year	45,018,001	2,643,480
Between one and five years	99,708,785	4,376,326
Over five years	38,125,988	3,959,248
Total	182,852,774	10,979,054

Capital investment commitments

As of December 31, 2009, the Company had capital investment commitments related to Property, plant and equipment and software for an approximate amount of ThCh$47,993 million.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries, including all those presenting at least a minimum occurrence likelihood, and which committed amounts are higher than ThCh$25,000. Those with undetermined committed amounts have also been considered.

Proceedings and claim

Company	Court	Proceeding Nº	Matter	Stage	Amount Comitted

Compañía Cervecerías Unidas S.A. (CCU)	14º Juzgado Civil de Santiago	1293-2005	Annulment claim of damage indemnification for share transfer	Pending for second instance audience .The first instance resolution was against CCU’s interests.	M$ 600,000

Compañía Cervecerías Unidas S.A. (CCU)	2º Juzgado del Trabajo de Santiago	930-2007	Defendant invades subsidiary premises due to unjustified employee firing	Pending for second instance proceeding, with appeal by the main defendant. *	M$ 40,000

Embotelladoras Chilenas Unidas S.A. (ECUSA)	Juzgado del Trabajo de Rancagua	92800-2000	Unjustified firing claim	With pending annulment recourse. The second instance resolution revoked the first instance favorable decision.	M$ 27,000

Embotelladoras Chilenas Unidas S.A. y Transportes CCU Ltda. (ECUSA y TCCU)	9º Juzgado del Trabajo de Santiago	3601-2004	Subsidiary defendants demand remuneration collection for clothes exchange time	Pending for credit liquidation. Second instance decision confirmed first instance, against the companies’ interests	Indeterminado

Compañía Industrial Cervecera S.A. (CICSA)	Primera Instancia en Argentina		Claim for alleged sudden distribution agreement termination	Allegations were filed. Pending for first instance resolution.	USD$64,000

Compañía Industrial Cervecera S.A. (CICSA)	Segunda Instancia en Argentina		Claim for non-compliance of plant sale agreement	Liquidation and execution partially unfavorable for CICSA pending.	USD$177,000

Compañía Industrial Cervecera S.A. (CICSA)			City Council's Administrative Claim related to publicity and merchandising	The process is in administrative stage; depending on the results, the Company intends to continue arguing in legal instances.	USD$2,044,000

* The appeal in the High Court was filed by the plaintiff on 4 January, 2010.

The Company and its subsidiaries have established provisions to allow for such contingencies for a total ThCh$1,061,110 and ThCh$981,662 as of December 31, 2008 and 2009, respectively.

Guarantees

As of December 31, 2008 and 2009, the parent company has not granted direct guarantees as part of its common financing operations. Nevertheless, the Company and its subsidiary Viña San Pedro Tarapacá S.A., have entered into indirect guarantees as joint guarantors of financing operations by the Company’s Cayman Islands subsidiary, and by Finca la Celia subsidiary, in the Republic of Argentina.

A summary of the main terms of the guarantees granted appears below:

Banco Francés, Banco Patagonia, Banco San Juan

The subsidiary Finca la Celia maintains financial debt with local banks in Argentina, guaranteed by VSPT through stand-by letters issued by Banco Estado of Chile, according to the following detail:

Institution	Amount	Maturity Date
Banco Francés (BBVA)	US$ 0.2 million	March, 2010
Banco Patagonia	US$ 1.9 million	March, 2010
Banco San Juan	US$ 1.9 million	March, 2010
Banco Regional de Cuyo	US$ 0.2 million	February, 2010

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2009

The mentioned stand-by letters were issued by VSPT according to the maturity of the financial debts negotiated with the Argentine banks, and they are within the financing policy framework approved by VSPT Board of Directors on January 29, 2009.

Note 32 Environment

As of December 31, 2008 and 2009, the Company has made disbursements charged against income for ThCh$1,246,559 and ThCh$1,161,047, respectively, plus capital disbursements for ThCh$220,647 and ThCh$984,635, respectively, which mainly consisted in the operation, maintenance and monitoring of the handling systems for liquid, solid and gas residues generated at our production facilities, as well as investments carried out to improve our processes, in order to comply in a sustainable manner with the established environmental regulations.

Note 33 Subsequent Events

A.    Information as at March 31, about earthquake

The Company is adequately insured for the damages caused by the earthquake—physical losses as well as business interruption—with a maximum total indemnity of ThCh$323,377 million ( [1]) and a maximum deductible of ThCh$210 million per location and 10 days of business interruption. Considering the coverage, as of March 31, 2010 the Company recorded ThCh$13,539 million in accounts receivables, corresponding to:

1.     Destroyed inventory at book value.

2.     Costs and expenses incurred as of March 31 in damage control tasks such as assets repairing, cleaning, inventory and assets order setting as well as business interruption mitigation activities.

The estimated deductible amount that would apply was not booked, neither the collectable income due to business interruption, nor the compensation in excess of the book value to be received for:

a.   Destroyed inventory: to be compensated at sales price.

b.   Fixed assets write off: to be compensated at replacement value.

These items will be recorded net of deductibles as the claims are settled.

The consequences of the earthquake were manifested in the first quarter and to a lesser extent in the second quarter 2010. We are confident to be able to restore the growth path we had before the earthquake, towards the second half of 2010.

B.    Dividend

On April 20th 2010, the General Shareholders Meeting agreed to pay the final Dividend N° 239, amounting ThCh$44,908,564 corresponding to $140.99893 per share

C. There are no others subsequent events between the closing date and the filing date of these Financial Statements that could significantly affect their interpretation.

(1)UF 15.4 million, equivalent to Ch$323,377 million as of March 31, 2010.

Signatures

              The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Compañía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Patricio Jottar

         Chief Executive Officer

Date: June 14, 2010