Form 20-F/A
period 2009-12-31
UNITED BREWERIES CO INC
filed 2010-09-29
CIK 888746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

_ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

_ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

YES         NO    X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES         NO    X

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

by the International Accounting Standards Board       X

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

ITEM 17           ITEM 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES         NO   X

EXPLANATORY NOTE

This Amendment No. 1 to the annual report on Form 20-F of Compañía Cervecerías Unidas S.A. that was originally filed on June 14, 2010 (the “2009 Form 20-F”), is being filed for the sole purpose of amending paragraph (a) of Item 15—Disclosure Controls and Procedures on page 107 of the 2009 Form 20-F, to clarify and correct the disclosure with respect to the effectiveness of our disclosure controls and procedures as of December 31, 2009.

This Amendment No. 1 consists of a cover page, this explanatory note, a revised Item 15(a), a signature page, and currently-dated certifications by our principal executive officer and our principal financial officer.

This Amendment No. 1 speaks as of the initial filing date of the 2009 Form 20-F, except for the amendment to paragraph (a) of Item 15 referenced above. Other than as described above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2009 Form 20-F or reflect any events that have occurred after the initial filing date of the 2009 Form 20-F.

ITEM 15: Controls and Procedures

(a) Controls and Procedures. The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2009. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2009.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods required and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Signatures

              The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

Compañía Cervecerías Unidas S.A.

 (United Breweries Company, Inc.)

/s/ Patricio Jottar

                                                                                   Chief Executive Officer

Date: September 29, 2010

                                                                                                                                  Exhibit 12.1

Section 302 – Certification of the Chief Executive Officer

I, Patricio Jottar, certify that:

1.         I have reviewed this annual report on Form 20-F, as amended by this Amendment N°1 on Form 20-F/A, of Compañía Cervecerías Unidas S.A.;

2.         Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.         Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.         The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a- 15(f) and 15d-15(f)) for the company and have:

a)         designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)         designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)         evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)         disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.         The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent functions):

a)         all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b)         any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

/s/ Patricio Jottar

Date: September 29, 2010                                                Chief Executive Officer

                                                                                                                                 Exhibit 12.2

Section 302 – Certification of the Chief Financial Officer

I, Ricardo Reyes, certify that:

1.         I have reviewed this annual report on Form 20-F, as amended by this Amendment N°1 on Form 20-F/A, of Compañía Cervecerías Unidas S.A.;

2.         Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.         Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.         The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a- 15(f) and 15d-15(f)) for the company and have:

a)         designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)         designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)         evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)         disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.         The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent functions):

a)         all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b)         any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

/s/ Ricardo Reyes

Date: September 29, 2010                                                 Chief Financial Officer

Exhibit 13.1

Compañía Cervecerías Unidas S.A.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(18 U.S.C. Section 1350)

Pursuant to the requirements of Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Sections 1350(a) and (b)), the undersigned hereby certifies as follows:

1.         I am the Chief Executive Officer of Compañía Cervecerías Unidas S.A. (the “Company”).

2.         The Company’s Annual Report on Form 20-F for the year ended December 31, 2009, as amended by this Amendment N°1 on Form 20-F/A, accompanying this Certification, in the form filed with the Securities and Exchange Commission (the “Report”), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”); and

3.         The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:  September 29, 2010

                                                                                  /s/ Patricio Jottar

                                                                                  Chief Executive Officer

Exhibit 13.2

Compañía Cervecerías Unidas S.A.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(18 U.S.C. Section 1350)

Pursuant to the requirements of Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Sections 1350(a) and (b)), the undersigned hereby certifies as follows:

1.         I am the Chief Financial Officer of Compañía Cervecerías Unidas S.A. (the “Company”).

2.         The Company’s Annual Report on Form 20-F for the year ended December 31, 2009, as amended by this Amendment N°1 on Form 20-F/A, accompanying this Certification, in the form filed with the Securities and Exchange Commission (the “Report”), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”); and

3.         The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:  September 29, 2010

                                                                                  /s/ Ricardo Reyes

                                                                                  Chief Financial Officer