Form 20-F/A
period 2009-12-31
UNITED BREWERIES CO INC
filed 2010-10-08
CIK 888746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 2

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

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class American Depositary Shares Representing Common Stock Common Stock, without par value	Name of each exchange on which registered New York Stock Exchange New York Stock Exchange*

___________________ * Not for trading, but only in connection with the registration of American Depositary Shares which are evidenced by American Depositary Receipts

Securities registered or to be registered pursuant to Section 12(g) of the Act.

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

YES         NO    X

EXPLANATORY NOTE

This Amendment No. 2 to the annual report on Form 20-F of Compañía Cervecerías Unidas S.A. that was originally filed on June 14, 2010, as amended by Amendment No. 1 filed on September 29, 2010 (the “2009 Form 20-F”), is being filed for the sole purpose of amending paragraph (a) of Item 15—Disclosure Controls and Procedures on page 107 of the 2009 Form 20-F, to clarify and correct the disclosure with respect to the effectiveness of our disclosure controls and procedures as of December 31, 2009.

This Amendment No. 2 consists of a cover page, this explanatory note, the full text of Item 15, as amended, Item 19, a signature page, and currently-dated certifications by our principal executive officer and our principal financial officer.

This Amendment No. 2 speaks as of the initial filing date of the 2009 Form 20-F, except for the amendment to Item 15 referenced above. Other than as described above, this Amendment No. 2 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2009 Form 20-F or reflect any events that have occurred after the initial filing date of the 2009 Form 20-F.

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

Date: October 8, 2010