Form 20-F
period 2010-12-31
UNITED BREWERIES CO INC
filed 2011-06-09
CIK 888746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

X   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended                         December 31, 2010

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

Vitacura 2670, Twenty-Third Floor, Santiago, Chile

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

YES    X     NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES        NO         _____

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

YES          NO     X

Page

Introduction...

.........i
Forward Looking Statements...	........ii
PART I...	........1
ITEM 1: Identity of Directors, Senior Management and Advisers..........................................................................................................................................................	........1
ITEM 2: Offer Statistics and Expected Timetable...............................................................................................................................................................................	........1
ITEM 3: Key Information...	........1
ITEM 4: Information on the Company................................................................................................................................................................................................	......10
ITEM 4A: Unresolved Staff Comments..............................................................................................................................................................................................	......56
ITEM 5: Operating and Financial Review and Prospects.....................................................................................................................................................................	......56
ITEM 6: Directors, Senior Management and Employees.....................................................................................................................................................................	......73
ITEM 7: Major Shareholders and Related Party Transactions..............................................................................................................................................................	......82
ITEM 8: Financial Information...	......87
ITEM 9: The Offer and Listing...	......89
ITEM 10: Additional Information.......................................................................................................................................................................................................	......91
ITEM 11: Quantitative and Qualitative Disclosures About Market Risk.................................................................................................................................................	.....105
ITEM 12: Description of Securities Other than Equity Securities.........................................................................................................................................................	.....110
PART II...	.....111
ITEM 13: Defaults, Dividend Arrearages and Delinquencies................................................................................................................................................................	.....111
ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds.......................................................................................................................	.....111
ITEM 15: Controls and Procedures..................................................................................................................................................................................................	.....111
ITEM 16A: Audit Committee Financial Expert...................................................................................................................................................................................	.....112
ITEM 16B: Code of Ethics...	.....112
ITEM 16C: Principal Accountant Fees and Services..........................................................................................................................................................................	.....112
ITEM 16D: Exemptions from the Listing Standards for Audit Committees............................................................................................................................................	.....113
ITEM 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers...............................................................................................................................	.....113
ITEM 16F: Change in Registrant’s Certifying Accountants..................................................................................................................................................................	.....113
ITEM 16G: Corporate Governance....................................................................................................................................................................................................	.....113
PART III...	.....116
ITEM 17: Financial Statements...	.....116
ITEM 18: Financial Statements...	.....116
ITEM 19: Exhibits...	.....116

Introduction

In this annual report on Form 20-F, all references to “we”, “us” or “CCU” are to Compañía Cervecerías Unidas S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries.  Chile is divided into regions, each of which is known by its roman number (e.g. “Region XI”).  Our fiscal year ends on December 31st.  Unless otherwise specified, all references to “U.S. dollars”, “dollars”, “USD”, or “US$” are to United States dollars, and references to “Chilean pesos”, “pesos”  “Ch$” or “CLP” are to Chilean pesos.  We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These are the Company’s second annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB and IFRS 1 “First Time Adoption of International Financial Reporting Standards.” Until and including our financial statements for the year ended December 31, 2008, we prepared our consolidated financial statements in accordance with Chilean generally accepted accounting principles (“Chilean GAAP”), which differs in certain important respects from IFRS. Following the Company’s adoption of IFRS, as issued by the IASB, we are no longer required to reconcile our financial statements prepared in accordance with IFRS to US GAAP. See the notes to our consolidated financial statements included in pages F-1 through F-92 of this annual report.  We use the metric system of weights and measures in calculating our operating and other data.  The United States equivalent units of the most common metric units used by us are as shown below:

1 liter = 0.2642 gallons.................................	...................................... 1 gallon = 3.7854 liters
1 liter = 0.008522 US beer barrels.................	......................... 1 US beer barrel = 117.34 liters
1 liter = 0.1761 soft drinks unit cases (8 oz cans)	1 soft drinks unit case (8 oz cans) = 5.6775 liters
1 liter = 0.1174 beer unit cases (12 oz cans).	...... 1 beer unit case (12 oz cans) = 8.5163 liters
1 hectoliter = 100 liters................................	.................................... 1 liter = 0.01 hectoliters
1 US beer barrel = 31 gallons.......................	...................... 1 gallon = 0.0323 US beer barrels
1 hectare = 2.4710 acres.............................	.................................. 1 acre = 0.4047 hectares
1 mile = 1.6093 kilometers...........................	................................ 1 kilometer = 0.6214 miles

This annual report contains various estimates made by us of market share data and related sales volume information.  These estimates are based on statistics published or made available by A.C. Nielsen Chile S.A. (“Nielsen”), in the case of beer, soft drinks, water, wine and pisco sales in Chile and beer in Argentina; the Asociación de Cerveceros de Chile (“Acechi”), in the case of beer sales in Chile for years prior to 2010; Inversiones Marco Polo Ltda. (“BBS”) in the case of imports in Chile; the Cámara de la Industria Cervecera Argentina (Argentine Beer Industry Chamber, or “CICA”) in the case of beer sales in Argentina for years prior to 2010; the Asociación Nacional de Bebidas Refrescantes (National Association of Soft Drinks, or “ANBER”) in the case of soft drinks and water; competitors public information in the case of wine sales in Chile; and the Asociación de Viñas de Chile, A.G. (Wineries of Chile Association) in the case of Chilean wine exports.  We believe that, due to the methodologies used, the statistics provided by these sources in some cases do not accurately reflect our market share or industry sales volumes.  For example, the Nielsen sampling frame includes only the metropolitan areas of Chile and not the rural areas of the country, where we believe our beer and pisco market share is higher than in the metropolitan areas, due to our distribution system.  Likewise, the sales of one of our Argentine competitors are not reflected in CICA’s statistics because this company is not a member of CICA.  Similarly, data regarding the size of the Chilean soft drink and mineral water markets and market shares do not coincide with publicly available information of our sales volume and our competitors.  As a consequence, we have revised the share estimates from the sources identified above for Chilean and Argentine beer sales, pisco, soft drink and mineral water sales to reflect what we believe is a more accurate measure of market shares, taking into account:

•         reports published by the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics, or the “INE”),

•         our internal sales data,

•         sales information filed publicly by our competitors, and

•         import and export reports made available by Chilean and Argentine customs authorities.

i

However, our revised estimates have not been confirmed by independent sources.  Certain amounts, including percentage amounts, which appear in this annual report have been rounded and may not sum exactly to the totals shown. The amounts and/or percentages corresponding to prior years may differ from the ones originally filed due to new and more accurate available information.

Forward Looking Statements

This annual report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the “Securities Act,” and Section 21E of the Securities and Exchange Act of 1934, which we refer to as the “Exchange Act.”  These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable.  They also relate to our future prospects, development and business strategies.

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

•         political and economic developments in Chile, Argentina and other countries where we currently conduct business or may conduct business in the future, including other Latin American countries; and

•         other factors discussed under “Risk factors”, “Our business” and “Management’s discussion and analysis of financial condition and results of operations.”

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

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

Selected Financial Data

The following table presents selected consolidated financial data as of December 31, 2008, 2009 and 2010, which has been derived from our consolidated financial statements prepared in accordance with IFRS and included elsewhere in this annual report.  Selected consolidated financial data as of December 31, 2006 and 2007, has been derived from our consolidated financial statements not included in this annual report which were, at the time, prepared in accordance with Chilean GAAP and reconciled to US GAAP.  The financial data set forth below should be read in conjunction with the consolidated financial statements and related notes and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year ended December 31,
IFRS	2008	2009	2010
	(million of CLP) (1)
1. Income Statement Data:
Net sales	710,189	776,544	838,258
Operating result	123,990	137,382	162,049
Net financing expenses	(4,797)	(10,367)	(8,288)
Results of indexed units	(15,626)	4,190	(5,080)
Other gains/(losses)	1,563	21,925	-
Income tax	(10,524)	(11,724)	(27,656)

Net profit for the year:	95,303	141,365	119,937
Attributable to:
Equity holders of the Parent Company	90,414	128,037	110,700
Minority Interest	4,890	13,328	9,237

Basic and Diluted Income per share	283.87	402.00	347.56
Basic and Diluted Income per ADS (2)	1,419.36	2,009.98	1,737.81
Dividend per share (3)	155.66	201.00	173.78
Dividend per ADS in US$ (3)	1.29	1.96	1.83
Weighed average shares outstanding (000)	318,503	318,503	318,503

2. Balance Sheet Data:
Total Assets	1,081,703	1,103,716	1,151.689
Total non-current Liabilities	235,954	284,374	299,657
Total debt (4)	246,037	229,528	225,308
Capital stock	231,020	231,020	231,020
Equity attributable to equity holders of the parent Company	443,865	462,230	505,655
Total shareholders' equity	547,962	573,207	615,074
3. Other Data
Sales volume (in millions of liters):
Beer (Chile)	516.8	507.2	514.8
Beer (Argentina)	363.6	391.6	414.2
Non-alcoholic beverages (5)	577.7	600.0	659.1
Wine (6)	91.8	110.2	120.5
Spirits	21.1	19.9	21.2

(1) Except shares outstanding, net earnings per share and per ADS and sales volume.
(2) Per ADS amounts are determined by multiplying per share amounts by 5, as one ADS is equal to 5 shares of Common Stock.
(3) Dividends per share are expressed in Chilean pesos as of payment dates. Dividends per ADS are expressed in U.S. dollars at the conversion rate in effect on the date in which payment is made.
(4) Includes short-term and long-term financial debt (bank loans, bonds and financial leasing).
(5) Includes sales of soft drinks, nectars, mineral and purified water, isotonic and energy drinks, and ice tea in Chile.
(6) Includes sales of wine in Chile and Argentina. Excludes bulk wine sales.

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

On April 10, 2008, the Central Bank of Chile announced a program to buy US$8 billion in the local exchange market between April and December 2008. On March 24, 2009, the Central Bank of Chile published an agreement allowing the sale of  dollars. On January 3, 2011, the Central Bank of Chile announced a program to buy US$12 billion starting January 5, 2011 with purchases of up to US$50 million per day.

The observed exchange rate is the average exchange rate at which commercial banks conduct authorized transactions on a given date, as certified by the Central Bank of Chile.  The Central Bank of Chile generally carries out its transactions at the spot market rate.  Authorized transactions by banks are now generally conducted at the spot market rate.

Purchases and sales of foreign exchange effected outside the formal exchange market are carried out in the Mercado Cambiario Informal (the informal exchange market).  The informal exchange market reflects the supply and demand for foreign currency.  There are no limits imposed on the extent to which the rate of exchange in the informal exchange market can fluctuate above or below the observed exchange rate. On March 31, 2011, the average exchange rate in the informal exchange market was CLP477.65 per U.S. dollar and the U.S. dollar observed exchange rate was CLP479.46 per U.S. dollar, which is explained by the current excess of foreign currency.

The following table sets forth the low, high, average and period-end observed exchange rates for U.S. dollars for each of the indicated periods starting in 2005 as reported by the Central Bank of Chile.  The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

	Daily Observed Exchange Rate (1)
	(CLP per US$)
	Low (2)	High (2)	Average (3)	Period-end(4)
2006.................................	511.44	549.63	530.34	532.39
2007.................................	493.14	548.67	522.55	496.89
2008.................................	431.22	676.75	522.35	636.45
2009.................	491.09	643.87	559.15	507.10
2010	468.01	549.17	510.22	468.01
November 2010	477.05	488.04	482.28	487.87
December 2010	468.01	485.34	473.83	468.01
January 2011....................	466.05	499.03	490.21	484.14
February 2011...................	468.94	481.56	475.24	475.21
March 2011.......................	472.74	485.37	479.84	479.46
April 2011.......................	460.04	476.90	470.35	460.09

_________________________

Source: Central Bank of Chile

(1)           Historical pesos.

(2)           Rates shown are the actual low and high, on a day-by-day basis for each period.

(3)           The average of monthly average rates during the period reported.

(4)           Published on the first day after month(year) end

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

RISKS RELATING TO CHILE

We are substantially dependent on economic conditions in Chile, which may adversely impact our results of operations and financial condition.

We are predominantly engaged in business in Chile and 71.8% of our sales revenues in 2010 were generated from our Chilean operations, 19.6% came from operations in Argentina and 8.6% from exports out of Chile.  Thus, our results of operations and financial condition are dependent to a large extent on the overall level of economic activity in Chile.  The Chilean economy has experienced an average annual growth of 3.3% between 2005 and 2010, with an estimated growth of 5.3% for 2010. In the past, slower economic growth in Chile has slowed down the rate of consumption of our products and adversely affected our profitability.  Chile’s recent economic performance was affected in 2009 by the disruption in the global financial markets and in 2010 by an earthquake, and therefore the past growth rate should not be extrapolated into the future.

The relative liquidity and volatility of Chilean securities markets may increase the price volatility of our ADSs and adversely impact a holder’s ability to sell any shares of our common stock withdrawn from our ADR facility.

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.  For example, the Santiago Stock Exchange, which is Chile’s main stock exchange, had a market capitalization of approximately US$246.6 billion as of December 31, 2010, while The New York Stock Exchange (“NYSE”) had a market capitalization of approximately US$13.4 trillion and the NASDAQ National Market (“NASDAQ”) had a capitalization of approximately US$4.9 trillion as of the same date.  In addition, the Chilean securities markets can be materially affected by developments in other emerging markets, particularly other countries in Latin America.

The lower liquidity and greater volatility of the Chilean markets relative to markets in the United States could increase the price volatility of the ADSs and may impair a holder’s ability to sell in the Chilean market shares of our common stock withdrawn from the ADR facility in the amount and at the price and time the holder wishes to do so.  See “Item 9: The Offer and Listing.”

Chilean economic policies, currency fluctuations, exchange controls and currency devaluations may adversely affect the price of our ADSs.

The Chilean government’s economic policies and any future changes in the value of the Chilean peso relative to the U.S. dollar could adversely affect the dollar value of and the return on any investment in our ADSs.  The Chilean peso has been subject to large nominal devaluations and appreciations in the past and may be subject to significant fluctuations in the future.  For example, in the period from December 31, 2009 to December 31, 2010, the daily average value of the Chilean peso relative to the U.S. dollar increased by 8.8% in nominal terms, whereas the year end value increased by 7.7%  based on the observed exchange rate for U.S. dollars on those dates. See “Exchange Rates.”

Chilean trading in the shares of our common stock underlying our ADSs is conducted in Chilean pesos.  Cash distributions to be received by the depositary for the shares of our common stock underlying our ADSs will be denominated in Chilean pesos.  The depositary will translate any Chilean pesos received by it to U.S. dollars at the then-prevailing exchange rate with the purpose of making dividend and other distribution payments for the ADSs.  If the value of the Chilean peso declines relative to the U.S. dollar, the value of our ADSs and any distributions to holders of our ADSs received from the depositary may be adversely affected.  See “Item 8: Financial Information – Dividend Policy and Dividends.”

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

In addition to our operations in Chile, we maintain substantial assets in Argentina and derive significant revenue from our operations in Argentina. In 2010, we derived CLP164,672 million, or 19.6%, of our revenues from our Argentinean operations, and, as of December 31, 2010, CLP142,841 million, or 12.4%, of our assets were located in Argentina.  From 1999 through 2002, Argentina suffered a prolonged recession, which culminated in an economic crisis, with negative growth rates of -3.4% in 1999, -0.8% in 2000, -4.4% in 2001 and -10.9% in 2002.  Although the economic situation in Argentina has improved during the last eight years – GDP grew on average by 7.3% annually– in the future it could materially and adversely affect our Argentine operations.  See “Item 5: Operating and Financial Review and Prospects – Trend Information.”

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

We purchase malt, rice and hops for beer, sugar for soft drinks, grapes for wine and packaging material from local producers or in the international market.  The prices of those commodities have experienced significant fluctuations over time and are determined by the global supply and demand for those commodities as well as other factors, such as fluctuations in exchange rates, over which we have no control.

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

As of April 30, 2011, Inversiones y Rentas S.A. (“IRSA”) a Chilean closed corporation, owned directly and indirectly, 66.1% of our shares of common stock.  Accordingly, IRSA has the power to control the election of most members of our board of directors and its interests may differ from those of the holders of our ADSs.  IRSA also has a significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and going-private transactions.  In addition, actions by IRSA with respect to the disposition of the shares of common stock that it owns, or the perception that such actions may occur, may adversely affect the trading prices of our ADSs or common stock.

Competition in the Chilean beer market may erode our market share and lower our profitability.

In 2010, our market share of the Chilean beer market by volume was approximately 83%.  Our largest competitor in the Chilean beer market by volume is Cervecería Chile S.A. (“Cervecería Chile”), a subsidiary of Quilmes Industrial S.A. (“Quilmes”), the largest Argentine brewer and, a subsidiary of Companhia de Bebidas das Américas (“AmBev”) since January 2007. Ambev and Interbrew merged in 2004, creating Inbev N.V./S.A. which merged with Anheuser Busch Cos. Inc. on November 18, 2008, forming Anheuser-Busch InBev (“AB Inbev”). We estimate that Cervecería Chile had a market share by volume in Chile of approximately 13% in 2010. Often, Cervecería Chile has engaged in aggressive price discounting.  If Cervecería Chile were to engage in aggressive price discounting in the future, we cannot assure you, given the current environment, that any such discounting or other competitive activities will not have a material adverse impact on our profitability.

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

Beer consumption in Chile may be influenced by changes in domestic wine, spirits and/or other non-alcoholic beverages’ relative prices.  Increases in domestic wine prices have tended to lead to increases in beer consumption, while reductions in wine prices have tended to reduce or slow the growth of beer consumption. As a result of our lower market share in the Chilean wine, spirits and soft drinks markets as compared to our market share in the Chilean beer market, we expect that our profitability would be adversely affected if beverage consumers were to shift their consumption from beer to either wine, spirits or soft drinks.

Quilmes dominates the beer market in Argentina and we may not be able to maintain our current market share.

In Argentina, we face competition from Quilmes and from Cervecería Argentina S.A. Isenbeck (“CASA Isenbeck”), a  former subsidiary of Warsteiner Brauerei Hans Cramer GmbH & Co. (“Warsteiner”), which was acquired by SABMiller plc on November 24, 2010. We estimate that in 2010 Quilmes had a market share of 74% and CASA Isenbeck had a market share of 3%. We estimate that our market share of the Argentine beer market was 23% in 2010.  As a result of its dominant position in Argentina, Quilmes’ large size enables it to benefit from economies of scale in the production and distribution of beer throughout Argentina.  Therefore, we cannot assure you that we will be able to grow or maintain our current market share of the Argentine beer market.

Consolidation in the beer industry may impact our market share.

In January 2007, AmBev assumed control of Quilmes.  Additionally, on March 2004, AmBev and Interbrew announced an agreement to merge, creating the world’s largest brewer under the name InBev. Inbev and Anheuser-Busch merged in November 2008, creating AB Inbev, the world’s global beer leader.  In Chile, Quilmes sells its beer through Cervecería Chile, which had a market share of approximately 13% in 2010, and in Argentina which had a market share of approximately 74% in 2010. As a consequence of the referred merger, the brand Budweiser whose production and distribution license contract was granted to Compañía Cervecerías Unidas Argentina S.A. (“CCU Argentina”) until 2025, belongs to our competitor. Cervecera CCU Chile Ltda. (“CCU Chile”) has a distribution contract until 2015 to distribute Budweiser in Chile. We cannot assure you that the contracts will be renewed.

In 2005, SABMiller plc merged with Grupo Empresarial Bavaria, a Colombian brewer with operations in Colombia, Peru, Ecuador and Panama, forming the then second largest brewer in the world. In November 2010 SABMiller Plc acquired CASA Isenbeck, the third largest brewer in Argentina.

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

Dependence on a single supplier for some important raw materials.

In the case of glass bottles, both in Chile and Argentina, we purchase most of our bottles from a single local supplier.  In case of some problem with one of these suppliers we will need to use suppliers outside each country.

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

Possible restrictions on the sale and promotion of alcoholic beverages and other food products in Chile.

Senators and congressmen from different political parties have submitted to Congress proposed bills to restrict the consumption, sale and promotion of alcoholic beverages.  The main modifications proposed in these bills are the incorporation of warnings on product labels of the possible dangers of excessive alcohol consumption on human health, similar to those required in the United States, restrictions on television advertising and a prohibition of alcoholic beverages at sports, cultural or related events.  If the proposed bills are passed, or other regulations restricting the sale of non-alcoholic beverages or sweet snacks are enacted, this could affect consumption of our products and, as a consequence, negatively impact our further business development.

Our businesses are taxed with different duties, particularly with excise taxes on the consumption of alcoholic and non-alcoholic beverages.

An increase in the rate of these taxes could negatively affect our sales and profitability.

Chilean peso fluctuations may affect our profitability.

Because we purchase some of our supplies at prices set in U.S. dollars, and export wine in U.S. dollars, euros and pounds, we are exposed to foreign exchange risks that may adversely affect our financial condition and results of operations.  Therefore, any future changes in the value of the Chilean peso against said currencies would affect the revenues of our wine export business, as well as the cost of several of our raw materials, especially in the beer and soft drink businesses where raw materials are purchased in U.S. dollars. The effect of the exchange rate variation on export revenues would have an opposite effect on the cost of raw materials in Chilean peso terms.

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

Catastrophic events in the markets in which we operate could have a material adverse effect on our financial condition.

Natural disasters, terrorism, pandemic, strikes or other catastrophic events could impair our ability to manufacture, distribute or sell our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to manage such events effectively if they occur, could adversely affect our sales volume, cost of raw materials, earnings and financial results.

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

Equity investments in Chile by persons who are not Chilean residents are generally subject to exchange control regulations that restrict the repatriation of investments and earnings from Chile.  Our ADSs are subject to an ADR foreign investment contract among us, the depositary and the Central Bank of Chile which is intended to grant holders of our ADSs and the depositary access to Chile’s formal exchange market.  See “Exchange Rates.”  Pursuant to current Chilean law, our ADR foreign investment contract may not be amended unilaterally by the Central Bank of Chile.  However, we cannot assure you that additional Chilean restrictions applicable to holders of our ADSs, the disposition of underlying shares of our common stock or the repatriation of the proceeds from the disposition of the underlying common stock could not be imposed in the future, nor can we assess the duration or impact of the restrictions if imposed.  If for any reason, including changes to our ADR foreign investment contract or Chilean law, the depositary is unable to convert Chilean pesos to U.S. dollars, investors would receive dividends or other distributions in Chilean pesos.  Transferees of shares of our common stock withdrawn from the ADR facility will not be entitled to access the formal exchange market unless the withdrawn shares are redeposited with the depositary.  See “Item 10: Additional Information – Exchange Controls in Chile.”

A holder of our ADSs’ right to force us to purchase its underlying shares of our common stock pursuant to Chilean corporate law upon the occurrence of certain events may be limited.

In accordance with Chilean laws and regulations, any shareholder that votes against certain corporate actions or does not attend the meeting at which certain corporate actions are approved and communicates to the corporation its dissent in writing within the term established by law, may exercise a withdrawal right, tender its shares to the company and receive cash compensation for its shares, provided that the shareholder exercises its rights within the prescribed time periods.  See “Item 10: Additional Information – Memorandum and Articles of Association – Rights, preferences and restrictions regarding shares.”  In our case, the actions triggering a right of withdrawal include the approval of:

•         our transformation into a different type of legal entity;

•         our merger with and/or into another company;

•         the transfer of 50% or more of our corporate assets, whether or not liabilities are also transferred, to be determined according to the balance sheet of the previous fiscal year or the proposal or amendment of any business plan that contemplates the transfer of assets exceeding said percentage; the disposition of 50% or more of the corporate assets of a subsidiary, which represents at least 20% of the assets of the corporation, as well as any disposition of shares which results in the parent company losing its status as controller;

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

To the extent a holder of our ADSs is unable to exercise its preemptive rights because a registration statement has not been filed, the depositary will attempt to sell the holder’s preemptive rights and distribute the net proceeds of the sale, net of the depositary’s fees and expenses, to the holder, provided that a secondary market for those rights exists and a premium can be recognized over the cost of the sale.  A secondary market for the sale of preemptive rights can be expected to develop if the subscription price of the shares of our common stock upon exercise of the rights is below the prevailing market price of the shares of our common stock. Nonetheless, we cannot assure you that a secondary market in preemptive rights will develop in connection with any future issuance of shares of our common stock or that if a market develops, a premium can be recognized on their sale.  Amounts received in exchange for the sale or assignment of preemptive rights relating to shares of our common stock will be taxable in Chile and the United States.  See “Item 10: Additional Information – Taxation – Chilean Tax Considerations – Capital Gains” and “– United States Tax Considerations – Capital Gains.”  If the rights cannot be sold, they will expire and a holder of our ADSs will not realize any value from the grant of the preemptive rights.  In either case, equity interest in us will be diluted proportionately.

ITEM 4: Information on the Company

History and Development of the Company

Our current legal and commercial name is Compañía Cervecerías Unidas S.A.. We were incorporated in the Republic of Chile in 1902 as an open stock corporation, following the merger of two existing breweries, one of which had its origins back in 1850, when Mr. Joaquín Plagemann founded one of the first breweries in Chile in the port of Valparaíso.  By 1916, we owned and operated the largest brewing facilities in Chile.  Our operations have also included the production and marketing of soft drinks since the beginning of the last century, the bottling and selling of mineral water products since 1960, the production and marketing of wine since 1994, the production and marketing of beer in Argentina since 1995, the production and marketing of pisco since 2003, the production and marketing of sweet snacks products since 2004 and the production and marketing of rum since 2007.

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

Our principal executive offices are located at Vitacura 2670, Santiago, Chile. Our telephone number in Santiago is (56-2) 427-3000, the fax number is (56-2) 427-3333 and the website is www.ccu-sa.cl  or www.ccu.cl. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19715, USA, telephone number (302) 738-6680 and fax number (302) 738-7210.

In 1986, IRSA, our current main shareholder, acquired its controlling interest in us through purchases of common stock at an auction conducted by a receiver who had assumed control of us following the economic crisis in Chile in the early 80’s, which resulted in our inability to meet our obligations to our creditors.  IRSA, at that time, was a joint venture between Quiñenco S.A. (“Quiñenco”) and the Schörghuber Group from Germany through its wholly owed subsidiary Finance Holding International B.V. (“FHI”) of the Netherlands.

To our knowledge, none of our common stock is currently owned by governmental entities.  Our common stock is listed and traded on the principal Chilean stock exchanges.  See “Item 7: Major Shareholders and Related Party Transactions.”

In September 1992, we issued 4,520,582 ADSs, each representing five shares of our common stock, in an international American Depositary Receipt (“ADR”) offering.  The underlying ADSs were listed and traded on the NASDAQ, until March 25, 1999.  Since that date, the ADSs have been listed and traded on the NYSE.

In 1994, we diversified our operations both in the domestic and international markets.  In that year, we purchased a 48.4% interest in the Chilean wine producer Viña San Pedro S.A. (“VSP”, today, “VSPT”). Since December 31, 2008, that interest amounts to 50.0%.  In November 1994, we and Buenos Aires Embotelladora S.A. (“BAESA”), (the PepsiCo bottler in Chile at that time) merged to create Embotelladoras Chilenas Unidas S.A. (“ECUSA”), for the production, bottling, distribution and marketing of soft drinks and mineral water products in Chile.  In November 1999, we purchased BAESA’s interest in ECUSA and thereafter have controlled 100% of that company.

Through CCU Argentina, we began our expansion into Argentina by acquiring an interest in two Argentine breweries: 62.7% of the outstanding shares of Compañía Industrial Cervecera S.A. (“CICSA”), were acquired during January and February 1995 and 98.8% of the outstanding shares of Cervecería Santa Fe S.A. (“CSF”), were acquired in September 1995.  In 1997, CCU Argentina increased its interest in CICSA to 97.2% and in CSF to 99.9% through the purchase of minority interests.  In January 1998, we decided to merge these two breweries into one company operating under the name of CICSA.  Following the merger, CCU Argentina’s interest in CICSA was 99.2%.  In April 1998, CCU Argentina completed the purchase of the brands and assets of Cervecería Córdoba for US$8 million.  After subsequent capital increases, the last one in June 2008, our interest in CCU Argentina reached 95.9%, with Anheuser-Busch Incorporated’s (“Anheuser-Busch”) interest at 4.1%.

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

During 2000, VSPT, through its subsidiary Finca La Celia S.A. (“FLC”), acquired the winery Finca La Celia in Mendoza, Argentina, initiating its international expansion, allowing VSPT to include fine quality Argentine wines into its export product portfolio.

To increase our presence in the premium beer segment, we acquired in November 2000 a 50% stake in Cervecería Austral S.A., located in the city of Punta Arenas, with an annual production capacity of 6.1 million liters.  Further, in May 2002, we acquired a 50% stake in Compañía Cervecera Kunstmann S.A., located in the city of Valdivia.

In February 2003, we began the sale of a new product for our beverage portfolio, pisco, under the brand Ruta Norte.  Pisco is a grape spirit very popular in Chile that is produced in the northern part of the country and the southern part of Peru.  Our pisco, at that time, was only produced in the Elqui Valley in the IV Region of Chile and it was sold throughout the country by our beer division sales force.  In March 2005, we entered into an association with the second largest pisco producer at that time, Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. (“Control”).  This new joint venture was named Compañía Pisquera de Chile S.A. (“CPCh”), to which the companies contributed principally with assets, commercial brands and – in the case of Control – also some financial liabilities.  Currently we own 80% of CPCh and Control owns the remaining 20%.

On April 17, 2003, the Schörghuber Group, at the time an indirect owner of 30.8% of our ownership interest, gave Quiñenco, also at the time an indirect owner of 30.8% of our ownership interest, formal notice of its intent to sell 100% of its interest in FHI to Heineken Americas B.V., a subsidiary of Heineken International B.V.  As a result of the sale, Quiñenco and Heineken Americas B.V., the latter through FHI, became the only two shareholders of IRSA, the owner of 61.6% of our equity at that time, each with a 50% interest in IRSA.  Heineken International B.V. and FHI subsequently formed Heineken Chile Ltda., to hold the latter’s 50% interest in IRSA.  Therefore, Quiñenco and Heineken Chile Ltda. are the only two current shareholders of IRSA, with a 50% equity each.  On December 30, 2003, FHI merged into Heineken Americas B.V., which together with Heineken International B.V. remained as the only shareholders of Heineken Chile Ltda. At present IRSA owns, directly and indirectly, 66.11% of our equity.

In August 2003, VSPT formed Viña Tabalí S.A., a joint venture in equal parts with Sociedad Agrícola y Ganadera Río Negro Ltda., for the production of premium wines.  This winery is located in the Limarí Valley, Chile’s northernmost winemaking region, which is noted for the production of outstanding wines.  In January 2007, Viña Tabalí S.A. bought the assets of Viña Leyda, located in the Leyda Valley, a new winemaking region south of Casablanca Valley and close to the Pacific Ocean.  Viña Leyda produces excellent wines that have won awards in different international contests.  After this acquisition, Viña Tabalí S.A. changed its name to Viña Valles de Chile S.A.

In January 2004, we entered the sweet snacks business by means of a joint venture between our subsidiary ECUSA and Industria Nacional de Alimentos S.A, a subsidiary of Quiñenco, with a 50% interest each in Calaf S.A. (which has been renamed Foods Compañía de Alimentos S.A., or “Foods”), a corporation that acquired the trademarks, assets and know-how, among other things, of Calaf S.A.I.C. and Francisca Calaf S.A., traditional Chilean candy makers, renowned for more than a century.

In December 2006, we signed a joint venture agreement with Watt’s S.A. (“Watt’s”), a local fruit related company, under which we participate in equal parts in Promarca S.A. (“Promarca”).  This new company owns the brands “Watt’s”, “Ice Frut de Watt’s”, “Yogu Yogu” and “Shake a Shake” in Chile.  Promarca granted its subsidiaries, for an indefinite period, the exclusive licenses for the production and sale of the different product categories.  Therefore, we now participate in new product categories such as 100% fruit juices and fruit, soy and dairy based beverages.

In May 2007, CPCh entered the rum market with our proprietary brand Sierra Morena and later, in 2008, added new rum brand extensions and introduced various pisco based  cocktails. Its most successful one, Campanario Mango Sour, is now sold in some states in the U.S. market through Wal-mart stores under the name of “Carillon Mango.”

In December 2007, we entered into an agreement with Nestlé Chile S.A. and Nestlé Waters Chile S.A., the latter of which acquired a 20% interest in our subsidiary Aguas CCU-Nestlé Chile S.A. (“Aguas CCU”), the company through which we develop our bottled water business in Chile.  As part of this new association, Aguas CCU introduced in 2008 the Nestlé Pure Life brand in Chile.  Nestlé had a call option to increase its ownership in Aguas CCU by an additional 29.9%, which expired on June 5, 2009. On June 4, 2009 ECUSA received the notification from Nestlé Waters Chile S.A. exercising its irrevocable option to buy 29.9% of Aguas CCU equity, within the scope of the association contract. The completion of the deal represented a profit before taxes for ECUSA of CLP24,439 million. On September 30, 2009 in Extraordinary Shareholders Meetings,  Aguas CCU- and Nestlé Waters Chile S.A. (“Waters Chile”) approved the merger of Waters Chile and Aguas CCU. The present shareholders of Aguas CCU are ECUSA (50.10%), Nestlé Chile S.A. (49.401%) and Comercializadora de Productos Nestlé S.A. (0.499%).

In April 2008, we bought the Argentine brewer ICSA after receiving the approval of the Argentine antitrust authorities.  ICSA owns, among other assets, the Bieckert, Palermo and Imperial beer brands, which together represented approximately 5.8% of the Argentine beer market, and a brewery in Luján, Buenos Aires, with a nominal production capacity of 270 million liters per year.

In August 2008, Foods bought 50% of Alimentos Nutrabien S.A. a company specializing in muffins and other high quality home-made products. The Nutrabien brand complements our sweet snacks portfolio which includes the Calaf and Natur brands, the latter acquired in 2007. Moreover, with this acquisition we expanded the sweet snacks business from the traditional candy category to the nutritional cereal bars, cookies and muffins categories.

In November 2008, CCU and its affiliate VSP entered into a Merger Agreement with Compañía Chilena de Fósforos and its subsidiaries Terciados y Elaboración de Maderas S.A. and Viña Tarapacá S.A. (“VT”), in order to merge VT into VSP. Under the terms of the Merger Agreement, and prior to its execution, CCU had to acquire 25% of VT’s equity. Once all the legal requirements were fulfilled, the merger by absorption of VT by VSP was completed on December 9, 2008, with an effective date for accounting purposes of October 1, 2008. The affiliate was renamed Viña San pedro Tarapacá S.A. (VSPT).

In December 2010, our subsidiary Invex CCU Ltda. acquired a 4.04% equity interest in CCU Argentina from Anheuser-Busch Investment S.L. As a result, CCU became the sole equity holder of CCU Argentina. This transaction had no effect on the Budweiser brand production and distribution contract which expires in 2025 (in 2015 for the distribution of the brand in Chile).

In December 2010, CCU and CICSA entered into the cider business by acquiring, directly and indirectly, controlling interests in Sáenz Briones S.A. and Sidra La Victoria S.A., two Argentinian companies engaged in the cider business.

CAPITAL EXPENDITURES

The capital expenditures figures for 2008, 2009 and 2010 shown below correspond to the application of IFRS and reconcile to the Cash Flow as shown in the Consolidated Statements of Cash Flows. Our capital expenditures for 2008, 2009 and 2010 were CLP60,685 million, CLP57,892 million and CLP64,396 million, respectively, totaling CLP182,973 million, of which CLP73,056 million were invested in our beer operations in Chile, CLP26,225 million in our Argentine beer operations, CLP47,864 million in our non-alcoholic beverages operations, CLP11,705 million in our wine operations, CLP3,400 million in our spirits operations and CLP20,723 in other investments, mostly in warehouses and molds, during the years mentioned above.

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

In 2010, a third of our capital expenditures were focused on our Chile beer division’s machinery and equipment in order to further increase its production capacity and to enhance the filtering and bottling proceses. In total, including packaging and marketing investments, approximately 45% of capital expenditures were focused on our Chile beer division. Significant amounts of our capital expenditures were also incurred in the non-alcoholic beverage division, representing approximately 24% of the total capital expenditures, mainly focused on equipment, packaging and marketing assets. These investments were required to address the [sales] volume increase experienced in 2010. For the same reason, important investments were made in our Argentina beer division’s bottling and packaging, marketing assets and equipment.

Our principal capital expenditures for the period 2008-2010 are displayed in the following table. See “Capital Expenditures Commitments” in Item 5 for the period 2011-2014.

Business Unit		2008	2009	2010
		(CLP million)	(CLP million)	(CLP million)
Beer Chile	Machinery and equipment	10,532	13,165	19,451
	Packaging	6,276	6,888	5,517
	Marketing assets	3,111	1,254	3,035
	Others	1,652	1,247	927
	Total	21,572	22,554	28,930

Beer Argentina	Machinery and equipment	1,519	2,023	3,408
	Packaging	3,742	2,823	3,943
	Marketing assets	2,358	569	1,066
	Others	556	3,152	1,066
	Total	8,175	8,567	9,483

Non-alcoholic	Machinery and equipment	13,408	3,380	5,988
beverages (1)	Packaging	4,215	4,694	4,732
	Marketing assets	2,817	3,052	4,402
	Others	609	341	225
	Total	21,050	11,467	15,347

Wine	Machinery and equipment	2,680	1,126	1,192
	Facility improvement	340	430	315
	Packaging (2)	-	1,405	1,542
	Others	868	742	1,067
	Total	3,887	3,703	4,115

Spirits	Machinery and equipment	-	612	178
	Facility de-novo/improvement	929	579	174
	Others	349	103	476
	Total	1,278	1,294	828

Other	New offices interior finishing	526	-	-
	Warehouses	1,334	4,541	2,711
	Injection and blow molds	421	3,382	2,982
	Other	2,442	2,384	-
	Total	4,723	10,307	5,693
Total		60,685	57,892	64,396

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

In 2010, we had consolidated net sales of CLP838,258 million, of which 34.4% was accounted for by our beer sales in Chile, 18.7% by our beer sales in Argentina, 26.7% by our non-alcoholic beverages sales in Chile, 15.8% by wine sales, 5.2% by spirits sales and the remainder by sales of other products and consolidation eliminations.

Beer.   We estimate that our share of the Chilean beer market by volume was approximately 86% in 2008, 85% in 2009 and 83% in 2010.  Our line of beers in Chile includes a full range of super-premium, premium, medium-priced and popular-priced brands of alcoholic and non-alcoholic beer, which are primarily marketed under nine different proprietary brands and four licensed. Our flagship brand, Cristal, is Chile’s best selling beer, accounting for an estimated 50,5% of our 2010 beer sales by volume in Chile.  We are the only brewery in Chile with a nationwide production and distribution network. In addition, we are the exclusive producer and distributor in Chile of Heineken beer, the exclusive distributor in Chile of imported Budweiser beer and the exclusive local producer and importer of Paulaner beer.  We also distribute and produce, under license, Austral beer.

We entered the Argentine beer market in 1995 by acquiring two breweries and their brands, CICSA and CSF.  Additionally, in 1998, we bought the brands and assets of Cervecería Córdoba.  Under a joint venture agreement entered into with Anheuser-Busch in 1995, we began importing, selling and distributing Budweiser beer in Argentina in March 1996.  We began production and distribution of locally produced Budweiser beer in Argentina in December 1996. In April 2008, we bought ICSA and as a result added to our portfolio the brands Palermo, Bieckert and Imperial. In addition, we are the exclusive producer and distributor in Argentina of Heineken beer and the exclusive distributor in Argentina of imported Corona, Kunstmann, Negra Modelo, Birra Moretti, Paulaner and Guinness beer brands. We estimate that our market share by volume of the Argentine beer market was approximately 21% in 2008, 22% in 2009, and 23% in 2010.

Non-alcoholic beverages.  We produce and sell carbonated soft drink, mineral water, purified water, nectar, sports and energy drinks and tea products in Chile, including our proprietary brands and brands produced under license from PepsiCo, Schweppes Holdings Ltd., Promarca and Nestlé Chile S.A. The most relevant beverages in this segment are soft drinks: carbonated beverages, –cola and non-cola– and non carbonated beverages, mostly fruit juices in different degrees of concentration. The various types of water products are also important: mineral water – both, sparkling and still–, and purified water. We estimate that our Chilean soft drinks market share by volume, not including nectars, was approximately 19% in 2008, 20% in 2009 and 21% in 2010 and that our mineral water market share by volume was 61% in 2008, 62% in 2009 and 62% in 2010.

Wine.   We entered the Chilean wine industry in 1994 with the acquisition of a 48.4% interest in VSP (today VSPT), Chile’s third largest player in the domestic market and second largest wine exporter. After making subsequent investments and pursuant to the merger of VSP and VT, resulting in VSPT, our affiliate CCU Inversiones S.A. currently has a 50.01% interest in VSPT. VSPT is formed by 7 different wineries in Chile, 3 in Argentina and Viña Valles de Chile, a non-consolidating subsidiary. The wine group  produces and markets a full range of wine products for both the domestic and export markets.  We believe that in 2010, VSPT’s sales by volume amounted to approximately 24% of total measured domestic industry sales by volume and 12% of Chile’s total wine export sales by volume, excluding bulk wine, according to our estimates and those of the Wineries of Chile Association. VSPT’s main vineyards are located in all main viticulture Chilean valleys, including Maipo, Curicó, Casablanca, Leyda, Colchagua, Elqui, Cachapoal and Maule valleys.  VSPT’s domestic wine products are distributed through our nationwide distribution system with dedicated sales forces in the major cities and its export products are sold in over 80 different countries through distribution agents.

Spirits.  In February 2003, we began the sale of pisco, under the brand Ruta Norte. Pisco is a distilled wine spirit produced in the northern regions of Chile and the southern regions of Peru. In March 2005, we entered into an association with the second largest pisco producer in Chile creating a new entity (CPCh)  to which both companies contributed principally with assets and commercial brands. Currently we own 80% of CPCh. According to Nielsen numbers, CPCh in 2010 had 47% market share of the Chilean pisco industry.  In May 2007, CPCh entered the rum category with the brand Sierra Morena. We ended the year 2010 with a rum market share of 15% as per Nielsen.

Sweet snacks.  In January 2004, we entered the sweet snacks business by means of a joint venture which currently is held by our subsidiary CCU Inversiones S.A. and Industria Nacional de Alimentos S.A., a subsidiary of Quiñenco. At the time, each party acquired a 50% interest in Calaf S.A. (today Foods), a corporation that acquired the trademarks, assets and know-how, among other things, of Calaf S.A.I.C. and Francisca Calaf S.A., traditional Chilean candy makers that have been in business for more than a century. The Company bought the brand Natur in 2007 and 50% of Alimentos Nutrabien S.A. in 2008. The three brands (Calaf, Natur and Nutrabien) are consolidated in Chile and allowed us to target a variety of snacks to specific niches.  We sell Food’s products using CCU’s network. ECUSA’s sales and logistics platform is used in the central part of the country and as of December 2010 Foods had a 19 people dedicated sales force to serve 71 supermarkets representing 1,276 sales points throughout the country. This marketing structure has the capacity to reach more than 116,792 clients. Our challenge for the next development stage is to leverage our distribution and selling strengths and to search for future growth opportunities.

Distribution Network.   In Chile, we have an extensive and integrated distribution network for the sale and distribution of beer, soft drinks, mineral water, purified water, functional beverages, nectars, wine, pisco, rum and sweet snacks products with capacity to reach approximately 116,792 points of sale. The network includes a total of 21 owned or leased warehouses and a network of independent transportation companies handled by Transportes CCU. Sales are performed by categories dedicated sales forces and by Comercial CCU S.A. (“Comercial CCU”) which has a sales force of approximately 311 people who sell our products to approximately 41,983 customers in the North of Chile from Arica to Copiapó/Vallenar and in the mid-south area from Curicó/Talca through Coihayque, except for Concepción City. In the far south of Chile, in Punta Arenas, Comercial Patagona does the selling for all products, reaching 707 customers. In the central parts of the country and the City of Concepción, there are dedicated sales forces that focus on single lines of products. Product distribution is carried out by Transportes CCU throughout the country or by Comercial Patagona in its territory.

In Argentina we have the capacity to reach 159,762 points of sales. Our sales and distribution network for our beer products consists of six owned or leased warehouses, a direct sales force and 14 logistics operators reaching approximately 42,695 customers plus 69 supermarket chains (11 national and 58 regional supermarket chains). Sales are done by 2 independent bottlers in the south and north of Argentina.

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

Our Beer Business in Chile

Overview.  We estimate that annual beer consumption in Chile was 625 million liters in 2010, or approximately 37 liters per capita.  The following chart shows our estimates for total and per capita consumption levels for beer in Chile for the years 2006 - 2010:

Year	Total Sales Volume (1) (millions of liters)	Per Capita (2) (liters)

2006	550	33
2007	573	35
2008	603	36
2009	598	35
2010	625	37

(1)    Based on our sales data, competitors’ publicly available information, equity research analyst reports, imports and export data from customs authorities. Includes microbreweries sales.

(2)    Population estimated in accordance with Chile’s national census of April 2002.

We estimate that the total beer market increased by approximately 4.4% in terms of volume sold during 2010 as compared to 2009, after growing on average 3.2% per year between 2006 and 2010. We believe that the positive growth of the beer market in the period of five years (5.4% per year on average) is the result of the actions taken by us since 2001 to increase beer consumption in Chile with new products, new packaging and by creating new occasions for consumption, in addition to positive Chilean economic conditions. The market decrease in 2009 is primarily a result of  the effects of the global financial crisis in Chile, which led to increased unemployment and consumption slowdown. After the February 27, 2010 earthquake, the unemployment rate decreased from 9.1% to 7.1% thereby increasing consumption and resulting in a 4.4% total sales volume increase in the beer market. CCU’s sales volume grew only by 1.5%, less than the total market growth rate of 4.4%, due to the temporary lack of product supply after the Santiago brewery plant was damaged by the earthquake. Although we were able to resume production activities within a month after the earthquake, this period of inactivity gave an advantage to other market participants.

There are three main Chilean manufacturers: us, Cervecería Chile and Cervecería Austral whose principal brands of beer in Chile are Cristal, Báltica and Austral, respectively.  According to our estimates, during 2010, we and Cervecería Chile accounted for approximately 83% and 13% of total beer sales in Chile, respectively.  In November 2000, we acquired a 50% stake in Cervecería Austral, located in the city of Punta Arenas.  This brewery has an annual nominal production capacity of 5.9 million liters and had less than 1% market share during 2010.  In October 2001, Cervecería Austral entered into a license agreement with our subsidiary, CCU Chile, to produce and sell our brand Cristal, and also any other brand, owned by or licensed to CCU Chile in the southern part of Chile.  During 2003, Cervecería Austral began the production and sale of our brands Cristal, Escudo and Dorada 6.0.  In May 2002, we acquired a 50% stake in Compañía Cervecera Kunstmann S.A., located in the city of Valdivia. In November 2006, we acquired additional shares of Kunstmann that allowed us to consolidate this subsidiary into our financial statements since that month. Sales of imported beer represent an estimate of 4% of total beer industry volume in 2010.

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

Beer Production and Marketing in Chile.   The production, marketing and sales of beer in Chile are our principal activities, generating net sales of CLP270,058 million, CLP278,170 million and CLP287,981 or 38%, 35.8% and 34.4% of our total net sales in 2008, 2009 and 2010, respectively.  Our sales of beer by volume in Chile increased 1.5% in 2010 primarily as a result of consumption acceleration experienced in 2010 after the February 27, 2010 earthquake and more effective point of sales execution.

The following table shows our proprietary brands, brands produced under license and brands imported under license for the Chilean market:

Super-Premium	Premium	Special	Popular-priced
beer brands	beer brands	beer brands	beer brands
Royal Guard	Cristal	Lemon Stones	Dorada 6.0
Royal Light	Cristal Cer0,0°
Heineken (1)	Escudo
Budweiser (2)	Morenita
Paulaner (1)
Austral (1)
Kunstmann
(1) Produced under license
(2) Imported

Cristal is our principal and best selling beer brand in Chile. Cristal Cer0,0° was introduced in December 2008 and is an alcohol free beer with regular beer-like taste.  Escudo, Chile’s second most popular beer, is targeted to young-adult consumers.  Royal Guard is our single, proprietary, super-premium brand. Royal Light is a light beer extension of the Royal Guard line and contains a lower alcohol content.  Morenita is a dark beer and Dorada 6.0 is a discount brand.  Lemon Stones is a lemon flavored sweetened beer, with 2.5% alcohol content.  Kunstmann is a specialty beer produced in a variety of flavors.

On April 28, 2003, we, through our subsidiaries CCU Chile and CCU Argentina., and Heineken Brouwerijen B.V. signed license and technical assistance agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina commencing June 18, 2003.  These agreements have an initial term of 10 years beginning in June 2003, renewable for subsequent periods of five years.  Heineken beer is the leading brand in the super-premium segment, the beer segment with the highest growth in Chile in recent years.

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

In October 1996, we and Anheuser-Busch entered into an agreement granting us the exclusive right to distribute Budweiser beer in Chile.  During 2004, we and Anheuser-Busch entered into a new distribution agreement, with a 12-year term, ending December 2015.  See “Item 3: Key Information – Risk Factors.”

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

Our beer products sold in Chile are bottled or packaged in returnable and non-returnable bottles, aluminum cans or stainless steel kegs at our production facilities in the Chilean cities of Santiago and Temuco, and in  Antofagasta until July 2009.  During 2008, 2009 and 2010, we sold our beer products in Chile in the following packaging formats:

	Percentage of Total Beer Products Sold
Container	2008	2009	2010

Returnable (1)	60%	59%	56%
Non-Returnable (2)	35%	37%	40%
Returnable Kegs (3)	5%	4%	4%
Total	100%	100%	100%

(1)     Returnable beer containers include glass bottles of various sizes.

(2)     Non-Returnable beer containers include bottles and aluminum cans, both of assorted sizes.

(3)     Returnable kegs are stainless steel containers, which have a capacity of 20, 30 and 50 liters.

Our beer production in 2010 was centralized in the Santiago and Temuco plants.  The Temuco plant commenced production in November 1999, replacing the closed Concepción and Osorno plants. For a more detailed discussion of our capital expenditure program, see “– History and Development of the Company – Capital Expenditures.”

Raw Materials and other Supplies.  The principal raw materials used in our production of beer are malt, rice, water and hops.  We obtain our supply of malt from local producers and in the international market. In 2007, we renewed and signed long-term contracts with local producers for approximately 40% of our requirements.  The balance for 2011 is expected to continue to be imported from Argentina.  During 2010, we received 30,380 tons of malt from Argentina and 27,036 tons of barley from Germany, representing 100% of our imports.  Rice is obtained from local and international suppliers in spot transactions and/or annual contract agreements.  We pre-treat rice in order to ensure that it meets our standards of quality.  We import hops mainly pursuant to contracts with international suppliers, in the United States, which permit us to secure supplies for periods of up to four years.

Water is essential in the production of beer.  We obtain all of our water from wells located at our plants and/or from public utilities.  The water is treated at facilities located at our plants to remove impurities and to adjust the characteristics of the water before it is used in the production process.

We maintain testing facilities at each of our plants and factories where raw materials are tested.  Additionally, samples of beer are analyzed at various stages of production to ensure product quality.  Samples of Heineken beer are periodically sent to Holland to verify the quality of the product.

 We generally purchase all of the glass bottles used in our beer packaging from the major national glass supplier in Chile, Cristalerías Chile S.A. under three-year agreements.  In addition, other sources, principally in Argentina, can be used when price and delivery terms are favorable.  During 2010, all of our requirements for aluminum cans were purchased from a local supplier, Rexam Chile S.A., but if price and delivery conditions are favorable, cans can be imported.  Our kegs used for draft beer, are purchased from various suppliers outside Chile.  We obtain the labels for our beer products principally from local suppliers. Plastic caps are principally purchased from two suppliers in Chile. Crowns are currently imported from Brazil and Mexico.

Prices of principal raw materials used in beer production in Chile are tied to the U.S. dollar and have varied in Chilean pesos because of general commodity price fluctuations in international markets as well as for the variation of the Chilean peso against the U.S. dollar. From time to time, prices of agricultural products vary depending on demand and supply factors.

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

In October 2005, we launched Comercial CCU, a subsidiary in charge of a single sales force dedicated to selling our beverage and sweet snack products, in order to capture synergies and focus on sales execution.  Originally, this plan was piloted in rural areas and small cities in southern Chile.  As of 2008, the territory covered by Commercial CCU S.A. has expanded to include the north of Chile from Arica to Copiapó/Vallenar and the south, from Curicó to Coyaique except for the City of Concepción.

In July 2002, Comercial Patagona Ltda. began selling all of our beer products in the country’s Region XII. Comercial Patagona Ltda. is a subsidiary of Cervecera Austral S.A. that is responsible for the sales and distribution of our products and those of Cervecera Austral in Chile’s extreme south.

After production, bottling and packaging, our beer is either stored at one of the three production facilities or transported to a network of 21 warehouses which are located throughout Chile and are either owned or leased by us.  Beer products are generally shipped from the region of production to the closest warehouse, allowing us to minimize our transportation and delivery costs.

As of December 31, 2010, we had more than 36,395 customers in Chile for our beer products – none of our customers accounted for more than 2% of our total beer sales by volume, with the exception of three large supermarket chains that represented in the aggregate 17% of our total beer sales by volume.  During 2010, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains. We do not maintain any long-term contractual arrangements for the sale of beer with any of our customers in Chile.

In 2010, we had a dedicated sales force of approximately 193 salesmen, responsible for our sales of beer and other products in the territories not covered by Comercial CCU or Comercial Patagona. This sales force uses a pre-sell system, like the rest of CCU’s sales platform, and covers approximately 22,667 clients, including 28 supermarket chains which represent 635 points of sales.

Our customers make payment for our products either in cash at the time of delivery or in accordance with one of various credit arrangements.  Payment on credit sales for beer is generally due 26 days from the date of delivery. Credit sales accounted for 33% of our beer sales in Chile in each of the years 2008, 2009 and 2010. Losses on credit sales of beer in Chile have not been significant.

Beginning in October 2001, all of the warehouses and transportation companies used to store and deliver all our products, are managed on a consolidated basis by our subsidiary Transportes CCU Ltda.

We distribute our beer products throughout Chile to:

•         off-premise retail: small and medium sized retail outlets, which in turn sell beer to consumers for take-out consumption;

•         on-premise retail: retail establishments such as restaurants, hotels and bars for on-premise consumption;

•         wholesalers; and

•         supermarket chains.

In 2008, 2009 and 2010, the percentage mix of the above distribution channels for our beer products in Chile was as follows:

	Percentage of Total Beer Products Sold
Distribution Channels	2008	2009	2010

Off-premise retail	39%	39%	37%
On-premise retail	18%	17%	16%
Wholesalers	20%	20%	20%
Supermarkets	24%	24%	27%
Total	100%	100%	100%

The following table sets forth our beer sales volume in Chile, by category, during each of the last five years:

Category	2006	2007	2008	2009	2010
		(in millions of liters)
Super-Premium	37.8	46.2	55.6	59.2	67.8
Premium	403.2	418.8	432.8	420.0	424.0
Special	6.0	5.5	6.2	5.8	5.9
Medium-Priced	0.0	0.0	0.0	0.0	0.0
Popular-Priced	23.8	20.7	22.1	22.2	17.1
Total	470.8	491.1	516.8	507.2	514.8

The above figures do not include export sales to third parties, which amounted to 0.5, 1.5 and 0.4 million liters in 2008, 2009 and 2010, respectively.

The average price per liter to our customers for beer products in Chile increased from an average of CLP537.67 in 2009 to CLP550.65 in 2010, or 2.4%.

Seasonality.   As a result of the seasonality of the beer industry, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth calendar quarters (i.e., those months corresponding to the holidays as well as the summer vacation season in Chile).

The following table shows our annual sales volume of beer in Chile, excluding exports, by quarter in 2008, 2009 and 2010:

Year	Quarter	Sales Volume (millions of liters)	% of Annual Sales Volume
2008	1st quarter	156.9	30.4
	2nd quarter	91.2	17.7
	3rd quarter	107.3	20.8
	4th quarter	161.4	31.2
	Total	516.8	100.0

2009	1st quarter	150.7	29.7
	2nd quarter	94.7	18.7
	3rd quarter	102.2	20.1
	4th quarter	159.6	31.5
	Total	507.2	100.0

2010	1st quarter	139.0	27.0
	2nd quarter	104.5	20.3
	3rd quarter	109.2	21.2
	4th quarter	162.1	31.5
	Total	514.8	100.0

Geographical Markets.   Our main beer production facility is located in Santiago. Santiago and the surrounding areas (referred to as the Metropolitan Region) account for approximately 40% of the population of Chile and accounted for approximately 37% of our beer sales by volume in 2010. We also have one additional beer production facility (Temuco) located outside the Santiago metropolitan area. Until July 2009 we also operated a bottling facility in Antofagasta. Virtually all of our brands are distributed to customers located within the geographic areas of the corresponding production facilities.

Competition.   Our principal competitor in the beer business is Cervecería Chile (a subsidiary of Anheuser Busch InBev), which commenced operations in Chile during the second half of 1991, resulting in a loss of market share for us.  Nevertheless, after experiencing a market share of 86% in both 1994 and 1995, we were able to recapture our lost market share, reaching 90% market share in 2004.  However, in 2005, Cervecería Chile launched a new product which negatively affected our market share, and in 2006, we had 86% market share which we maintained until 2008, in 2009 dropped slightly to 85% and in 2010 dropped to 83%. The drop in market share was a result of two principal factors: first,  inventory issues for the period that followed the February 27, 2010 earthquake, which gave imported beers and our competitors an opportunity to increase their market share points, and second, on average, we increased our prices by a higher percentage than our competitors.

Our estimated share of the Chilean beer market over the last five years is as follows:

Year	Our Chilean Market Share for Beer (*)

2006	86%
2007	86%
2008	86%
2009	85%
2010	83%

                                               (*)  Considers beer sold directly by Austral and Kunstmann

Our competitor, Cervecería Chile has one production facility located in Santiago and distributes its products throughout the country.  Cervecería Chile uses third party distributors in Region I in the north, and from the city of Castro in the Region X to the south.  We estimate that the sales of Cervecería Chile’s brands of beer by volume accounted for approximately 12% of total beer sales in 2008, and 13% in 2009 and 2010.  We estimate that Cervecería Chile has an annual production capacity of approximately 900 million liters which represents approximately 13% of our annual nominal production capacity in Chile.

Despite the high cost of shipping beer to Chile and the competitive advantage inherent to domestic producers as a result of Chile’s returnable glass bottle system, imported beer is becoming a more significant component of the Chilean beer market, in particular in the one-way packaging segment.  We estimate that imports and microbreweries accounted for 4.4% of total beer sales by volume during 2010.

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

In December 1995, we entered into a joint venture agreement pursuant to which Anheuser-Busch acquired a 4.4% interest in CCU Argentina.  The agreement involved two kinds of contracts: an investment and a licensing contract.  The licensing contract was extended until 2025 and grants CCU Argentina the exclusive right to produce, package, market, sell and distribute Budweiser beer in Argentina and Uruguay.  In June 2008, after the last capital expansion, Anheuser-Busch reduced its interest in CCU Argentina to 4.04% and we increased our participation to 95.96%. In December 20, 2010, our subsidiary Inversiones Invex CCU Ltda. acquired a 4.04% equity stake in CCU Argentina from Anheuser-Busch Investment, S.L. After the acquisition, CCU, through its subsidiary Inversiones Invex CCU Ltda., became the sole equity holder of CCU Argentina.

In March 2004, AmBev and Interbrew announced an agreement to merge, creating the world’s largest brewer, InBev.  This merger was closed in August 2004. In January 2007, AmBev assumed control of Quilmes, our competitor. Inbev and Anheuser Busch merged in November 2008, creating the world’s global beer leader. See “Item 3: Risk Factors.”

In January 1998, we merged two of our subsidiaries, CICSA and CSF.  Currently both plants operate under the CICSA name.  As a result of the merger of CICSA and CSF, CCU Argentina holds a 99.7% interest in CICSA as of December 2010.

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

On December 27, 2010, CICSA acquired equity interests in Saénz Briones S.A. and Sidra La Victoria S.A. Through this transaction, CICSA became the controlling shareholder of the referred companies. These companies own the assets used in the production, packaging and marketing of cider and other spirits businesses in Argentina, which are marketed through several brands, including Sidra Real and Sidra La Victoria.

The Argentine Beer Market.   The Argentine beer market is estimated by us to be almost three times the size of Chile’s.  Traditionally, beer and wine have been the principal alcoholic beverages consumed in the country. We estimate that annual beer consumption in Argentina was 1,753 million liters, or approximately 43 liters per capita in 2010.

The table below sets forth our estimates of beer consumption in Argentina during each of the last five years:

Year	Volume (in millions of liters)	Per Capita (*) (liters)
2006	1,472	38
2007	1,579	40
2008	1,716	43
2009	1,719	43
2010	1,753	43

(*) Population estimated in accordance with Argentina’s national census of 2001.

We estimate that total beer consumption in Argentina increased at a four-year compounded annual growth rate of 4.5% between 2006 and 2010.  During 2010, the Argentine beer market increased 2%, despite the 6.6% increase in GDP.

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

Beer Production and Marketing in Argentina.  Our beer operation in Argentina generated net sales of CLP137,296 million and CLP156,363 million representing 17.7% and 18.7% of our total net sales in 2009 and 2010, respectively.  The increases during this period were the result of higher prices and volumes, as a consequence of a favorable economic environment in Argentina.

We produce and market super-premium, premium, medium-priced and popular-priced beer brands in Argentina.  The following table shows our principal brands produced and imported under license in Argentina:

Super-Premium	Premium	Medium-priced	Popular-priced
beer brands	beer brands	beer brands	beer brands
Heineken (1)	Budweiser (1)	Córdoba	Palermo
Corona (2)	Salta		Bieckert
Guinness (2)	Santa Fe
Negra Modelo (2)	Schneider
Paulaner (2)
Imperial Kunstmann (2) Birra Moretti (2) Otro Mundo
(1) Produced under license (2) Imported

Schneider is our principal proprietary brand in Argentina, accounting for 22.6% of our Argentine sales volume in 2010.  We began local production of Budweiser brand beer in December 1996.  Budweiser beer represented 29.9% of our Argentine sales volume in 2010.  Since February 2002, our Budweiser one-liter returnable bottle, the main format in the market, has been priced at the same level as the leading brand in the market.  In June 2003, we began selling locally produced Heineken beer. Our Schneider brand is sold in two varieties regular lager and dark; the Salta brand is sold in regular and dark varieties, and the Santa Fe and Córdoba brands are sold only as regular lager. During 1997, we began to import Guinness beer from Ireland, making Argentina the only country in South America where Guinness draught is sold.  During 2001, we began importing Corona beer from Mexico, and during 2005 and 2007, we also began importing Negra Modelo beer from Mexico and Paulaner beer from Germany. In April 2008, we bought the brands Imperial, Palermo and Bieckert along with the production facility in Luján and in October 2008, we started importing Kunstmann. In 2009, we introduced Otro Mundo and the Italian imported brand, Birra Moretti. During 2010, we exported 25.1 million liters of beer from Argentina to other countries, representing 5.9% of CCU Argentina’s beer sales volume.

In March 2010, we exported Schneider to Chile in order to mitigate the supply interruption caused by  the damage to our Santiago brewery as a result of the February 27, 2010 earthquake in Chile.

Our beer products are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans, or stainless steel kegs at our production facilities.  During 2008, 2009 and 2010, we sold our beer products in Argentina in the following packaging formats

Percentage of Total Beer Products Sold
Container	2008	2009	2010
Returnable (1)	89%	89%	85%
Non-Returnable (2)	10%	10%	14%
Returnable Kegs (3)	1%	1%	1%
Total	100%	100%	100%

(1)    Returnable beer containers include glass bottles of various sizes.

(2)    Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.

(3)    Returnable kegs refer to stainless steel containers in assorted sizes.

The license agreement between CCU Argentina and Anheuser-Busch, which provides CCU Argentina with the exclusive right to produce, package, market, sell and distribute Budweiser beer in Argentina and Uruguay, had an initial term of 20 years commencing in December 1995, which in March 2008, was extended to December 2025.  Among other things, the license agreement includes provisions for both technical and marketing assistance from Anheuser-Busch.  Under the license agreement, CCU Argentina is obligated to purchase certain raw materials from Anheuser-Busch or from suppliers approved by Anheuser-Busch.  We began distribution of our locally produced Budweiser in December 1996.  See “– Sales, Transportation and Distribution.”  In addition, the license agreement is subject to certain specified market share targets and marketing expenditures.  During the third quarter 2000, we and Anheuser-Busch signed an export agreement to supply Budweiser from Argentina to Paraguay, Chile and Brazil.  In August 2003, the license agreement was modified, with regard to certain targets, to adjust it to the current economic situation of the Argentine market.  See “Item 3: Risk Factors.”

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

Raw Materials and other Supplies.  The principal raw materials used in the production of our beer products in Argentina are malt, corn syrup, water and hops.  Rice is used in the production of Budweiser beer.  During 2010, we continued obtaining malt and rice from regional suppliers, benefiting from lower costs as compared to imported materials.  We obtain rice from suppliers in Argentina and Uruguay, and malt and corn syrup from suppliers in Argentina.

Other raw materials are obtained from local and international suppliers in spot transactions and/or annual contracts.  All purchased raw materials are tested in order to ensure that they meet our standards of quality.

Water is essential in the production of beer.  Our operation in Salta obtains all of its water from wells located at its plant, and the Santa Fe operation obtains all of its water from the Paraná river. The Luján operation obtains its water from the Napa Puelche, an underground sheet of water. The water is treated at facilities located at our plants to remove impurities and adjust the characteristics of the water before it is used in the production process.

We maintain testing facilities at each of our plants and factories in which raw materials are analyzed according to our standards.  Additionally, samples of beer are analyzed at various stages of production to ensure product quality.  Samples of Heineken and Budweiser beer are periodically sent to Holland and to Anheuser-Busch facilities in the United States, respectively, to verify the consistency and quality of the products.

We generally purchase all of our glass bottles from the major national glass supplier in Argentina, Rigolleau/Cattorini, and from Saint Gobain in Brazil.  During 2010, all of our requirements for aluminum cans were purchased from a local supplier, Rexam Argentina S.A. Kegs used for draft beer are purchased from various suppliers in Europe.  Plastic storage and carrying crates, as well as the labels for beer products and crowns, are obtained from local and international suppliers.

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

We have the capacity to reach 159,762 points of sale in Argentina with our direct and indirect sales force. More than half of our beer in Argentina is sold and distributed through third party sales and distribution chains in the regions surrounding the cities of Santa Fé, Salta, Córdoba, Rosario and Buenos Aires.  In recent years, we reduced the number of our distributors and replaced some of them by larger ones, among which there are currently three bottlers, one in the south, another one in the north and the third one in the northeastern regions of Argentina.  As of December 31, 2010, we had a direct sales force which sold our beer products to approximately 42,695 customers within the Salta, Santa Fé, Córdoba, Rosario, the Federal Capital and its outlying metropolitan area, in addition to 69 regional and national supermarket chains throughout the country. None of our customers individually accounted for more than 2% of our total beer sales by volume, with the exception of two large distributors that represented in the aggregate 20% of our total beer sales by volume.

Our Argentine beer customers either make payments for our products in cash at the time of delivery or through one of our various credit arrangements.  Payment on credit sales is currently due 7 days from the date of delivery to wholesalers, and an average of 60 days of delivery to supermarkets. Credit sales accounted for 64%, 62% and 74% of our beer sales in Argentina in 2008, 2009 and 2010, respectively.  Losses on credit sales of beer in Argentina have not been significant.

In Argentina, though most beer is sold to wholesalers, we also sell our products to retailers and supermarket chains. In 2008, 2009 and 2010, the percentage mix of the above distribution channels for our beer products in Argentina was as follows:

Percentage of Total Beer Products Sold
Distribution Channels	2008	2009	2010
Wholesalers	74%	66%	64%
Retailers	13%	19%	22%
Supermarkets	13%	15%	14%
Total	100%	100%	100%

The following table sets forth our beer sales volume in Argentina by category during each of the last five years, including exports to other countries:

Category	2006	2007	2008	2009	2010
	(in millions of liters)
Super-premium	30.8	38.3	50.5	59.7	63.1
Premium	96.2	109.5	127.1	148.1	164.5
Medium-priced	104.6	104.6	106.8	106.0	108.5
Popular-priced	1.8	1.1	81.7	77.8	78.1
Total	233.4	253.5	366.1	391.6	414.2

The average price, in Chilean pesos, for our beer products to our customers in Argentina increased 6.6% in 2010, from CLP344 per liter in 2009 to CLP367 per liter in 2010. The increase is primarily explained by (1) a higher participation of super-premium and premium brands in our sales mix, (2) nominal price increases as a result of higher costs and expenses, and (3) currency conversion effects.

Seasonality.   As a result of the seasonality of the beer industry, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth quarters (i.e., those months corresponding to the summer and holiday seasons in Argentina).The following table shows the annual sales volume of beer in Argentina, including exports, during each quarter in 2008, 2009 and 2010:

Year	Quarter	Sales Volume (millions of liters)	% of Annual Sales Volume
2008	1st quarter(1)	103.5	28.3
	2nd quarter	72.2	19.7
	3rd quarter	72.9	19.9
	4th quarter	117.5	32.1
	Total	366.1	100.0

2009	1st quarter	112.4	28.7
	2nd quarter	75.3	19.2
	3rd quarter	78.4	20.0
	4th quarter	125.5	32.1
	Total	391.6	100.0

2010	1st quarter	118.2	28.5
	2nd quarter	77.8	18.8
	3rd quarter	84.6	20.4
	4th quarter	133.6	32.3
	Total	414.2	100.0

(1) For comparison purposes we are showing ICSA sales in the first quarter.

Geographical Markets.  Our beer production facilities in Argentina are located in Santa Fe, Salta and Luján.  Santa Fe and its surrounding areas account for approximately 8.2% of the population of Argentina and for approximately 10.1% of total beer sales of CCU Argentina by volume in 2010. The region surrounding and including the cities of Salta and Jujuy account for approximately 4.9% of the population of Argentina and for approximately 6.1% of total beer sales of CCU Argentina by volume in 2010. The region surrounding and including the city of Córdoba accounts for approximately 8.5% of the Argentine population and represents approximately 9% of CCU Argentina’s sales by volume. Lastly, the province of Buenos Aires accounts for approximately 44.6% of the population of Argentina and for approximately 33.6% of total beer sales of CCU Argentina by volume in 2010.

Competition.  Since 2003, after the agreement between Quilmes and AmBev, the Argentine beer market consisted of three principal brewing groups: AmBev-Quilmes, us and Warsteiner (owner of CASA Isenbeck).  The principal proprietary brands of these companies are Quilmes, Schneider and CASA Isenbeck, respectively.  In December 2006, ICSA, a new competitor, entered the Argentine beer market.  ICSA began its operations at the former AmBev brewery in Luján producing three beer brands: Palermo, Bieckert and Imperial, which had previously belonged to Quilmes.  These assets were sold by AmBev-Quilmes in response to requirements of the antitrust authorities in Argentina. In 2008, these assets were bought by CCU Argentina and subsequently merged into CICSA. In November 2010, SABMiller acquired CASA Isenbeck.

According to the information made public by our competitors and our estimates for CASA Isenbeck, the different brewing groups had the following market shares in 2010: AmBev-Quilmes, 74%; us, 23%; and SABMiller  (Warsteiner until November 2010), 3%.

The following table shows our market share in the Argentine market over the past five years:

Our Argentine Market Share for Beer
Year	Estimated Market Share

2006	16%
2007	16%
2008	21%
2009	22%
2010	23%
Source: CICSA

Quilmes, the beer market leader in Argentina and our principal competitor, also has beer operations in Chile, Paraguay, Uruguay and Bolivia.  In February 1997, Quilmes purchased Bieckert in Argentina, and, as a result of that acquisition, increased its production capacity by approximately 170 million liters, increasing its market share by an estimated 4.9%.  As of December 31, 2010, Quilmes had five breweries in Argentina with an estimated total annual production capacity of 1.2 billion liters.  Quilmes’ large size enables it to benefit from economies of scale in the production and distribution of beer throughout Argentina.

We estimate that Quilmes’ average market share in 2010 decreased to 74% from 82% market share in late 1994.  At that time, Companhia Cervejaria Brahma, one of the two largest beer producers in Brazil, commenced production at its new brewery in Luján, near Buenos Aires.  In addition, Warsteiner (today SABMiller), a large German brewer, commenced production at its new brewery in Zárate, also near Buenos Aires, with an annual production capacity estimated to be approximately 140 million liters.  Prior to commencing production in Argentina, Companhia Cervejaria Brahma and Warsteiner competed in the Argentine market with imported beer.  In July 1999, the merger of Companhia Cervejaria Brahma and Companhia Antarctica Paulista was announced, creating AmBev.  This merger was finally approved in March 2000, creating one of the largest beverage producers in the world.

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

Due to the high cost of shipping beer to Argentina and the competitive advantage inherent to domestic producers as a result of Argentina’s returnable glass bottle system, we estimate that imported beer sales accounted for less than 0.7% of the total sales volume in 2010.

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

Excise taxes for the beverage industry in Argentina have been subject to variations in the past.  The last modification was in 1999 and has been applicable since January 2000.  The following table shows current Argentine excise beverage taxes:

Product Type	1999 Excise Taxes	Current Excise Taxes
Non-Alcoholic Beverages
Cola soft drinks	4%	8%
Flavored soft drinks, mineral water and juices	0%-4%	4%-8%

Alcoholic Beverages
Beer	4%	8%
Whisky	12%	20%
10-29% alcohol content	6%	20%
30% or more alcohol content	8%	20%
Wine	6%	20%

Future changes in excise taxes in Argentina could adversely affect our sales volume, market share and operating margins.

Our Non-Alcoholic Beverage Business

Overview.   We have produced and sold soft drinks in Chile since 1902.  Prior to November 1994, we independently produced, bottled and distributed carbonated and non-carbonated soft drinks in Chile.  Our line of soft drink products included our own proprietary brands, in addition to brands produced under license from Cadbury Schweppes plc. (currently Crush, Crush Light, Canada Dry Agua Tónica, Canada Dry Agua Tónica Light, Canada Dry Ginger Ale, Canada Dry Ginger Ale Light, Canada Dry Limón Soda and Canada Dry Limón Soda Light) and from PepsiCo (currently Pepsi, Pepsi Light, 7Up, 7Up light and Mirinda).   Under a similar licensing arrangement with Watt’s, a local fruit related company, we bottled and distributed Watt’s nectar products in Chile from 1987 until December 2006. At present Promarca, owned by us and Watt’s 50-50%, is the owner of the brand and we produce, bottle and distribute nectar products in bottles under Promarca’s license. We have been in the bottled water business since 1960, and since December 2007 this business is conducted by Aguas CCU, which since June 2009 is 50.1% owned by us and 49.9% owned directly or indirectly by Nestlé Chile S.A. Under our two proprietary brand names, Cachantun and Porvenir, we bottled and nationally distribute mineral water from our own two natural sources located within the central region of Chile. In September 2008 we added to our brand Glacier the brand Nestlé Pure Life, a purified water of the highest quality standards produced and distributed under the license of Nestlé Chile S.A.. We distribute the imported brand Perrier. We also produce, bottle and/or distribute sports drinks (Gatorade and imported Propel) and tea (Lipton) under the license of PepsiCo and our own brand energy drinks (Kem Extreme) as well as PepsiCo’s licensed one (imported SoBe Adrenaline Rush).

In November 1994, we merged our soft drink and mineral water businesses with the one owned by BAESA in Chile (PepsiCo’s bottler at that time) creating ECUSA for the production, bottling, distribution and marketing of soft drink and mineral water products in Chile.  Therefore, we began producing PepsiCo brands under license (currently Pepsi, Pepsi Light, Seven Up, Seven Up Light, Mirinda, Gatorade and Lipton Ice Tea).  On November 29, 1999, we purchased 45% of ECUSA’s shares owned by BAESA for approximately CLP54,118 million.  Since that date, we own 100% of ECUSA’s shares.  However, we have had control of ECUSA since January 1998 after the shareholders agreement was amended.  In January 2001, ECUSA and Schweppes Holdings Ltd. signed an agreement to continue bottling Crush and Canada Dry brands.  See “– Non-Alcoholic Beverage Production and Marketing in Chile.”

The Chilean Non-Alcoholic Beverage Market.  Commercial soft drink production was first established in Chile by us in 1902, and mineral water production began in 1960.  In 2010, we estimate that annual carbonated soft drinks consumption in Chile was 2,037 million liters or approximately 119 liters per capita.  We estimate that consumption of fruit nectars and juices was 338 million liters or approximately 20 liters per capita, in 2010.  We also estimate that consumption of mineral water, including both carbonated and non-carbonated, was 193 million liters or approximately 11 liters per capita, in 2010. Purified Water per capita consumption is estimated to be 8.3 liters with a total consumption of 141 millions of liters.

The soft drink market in Chile consists of both carbonated and non-carbonated beverages.  The principal types of carbonated beverages are colas and non-colas.  The principal non-carbonated beverages are fruit nectars and fruit juices, which are estimated to have accounted for approximately 19% of our total non-alcoholic beverage sales by revenues in 2010.

The table below sets forth our estimates of total and per capita carbonated soft drinks, fruit nectars and mineral water sales in Chile during each of the last five years:

		Soft Drink and Mineral Water Sales
		Volume (1)			Liters Per Capita (2)
		(millions of liters)
Year	Carbonated Soft Drinks	Nectars (3)	Mineral Water	Total	Carbonated Soft Drinks	Nectars (3)	Mineral Water	Total
2006	1,866	223	169	2,257	114	14	10	137
2007	1,940	255	174	2,369	117	15	10	143
2008	1,989	286	186	2,461	119	17	11	147
2009	1,953	296	185	2,434	115	17	11	144
2010	2,037	338	193	2,568	119	20	11	150

(1)    Based on our sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER.

(2)    Population estimated in accordance with Chile’s national census of April 2002.

(3) Includes liquid juices, nectars, fruit beverages and artificial juices.

The following table sets forth our estimates as to the percentage of total carbonated soft drinks production in Chile, represented by each of the two principal categories of carbonated soft drinks during the last three years:

Type	2008	2009	2010

Colas	58%	58%	58%
Non-colas	42%	42%	42%
Total	100%	100%	100%

Since the creation of the ECUSA joint venture in November 1994, the two main soft drinks producer groups in Chile have been (i) the licensees of TCCC (consisting of three companies with 13 bottling plants) and (ii) us.  Since August 1998, private labels had an increasing participation in the industry which declined in time and represented 2% of the total carbonated soft drink sales in Chile in 2010.  Distribution of these brands is concentrated in the supermarket channel where they constituted a 7% market share in 2010.  Additionally, discount brand producers have entered the market and represented 6% of the soft drinks market in 2010.  Due to the strong presence of local producers, the high cost of transportation and the existing returnable bottle system that accounts for a large portion of soft drink sales volume, we believe that there is no significant market for imported soft drinks in Chile, which were estimated to represent less than 1% of all soft drinks sales by volume in 2010.

The bottled water market in Chile is comprised of both carbonated and non-carbonated mineral water, and purified water.  As with the soft drink market, approximately 95% of all mineral water in Chile is processed and marketed by two entities, us and Vital Aguas S.A., a subsidiary of the three licensees companies of TCCC in Chile.  Our mineral water products have been produced by ECUSA since November 1994. We have approximately 13% participation in the purified water market segment in 2010, according to Nielsen,  after introducing Nestlé Pure Life at the end of September 2008.

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

Our Non-alcoholic Beverage Production and Marketing in Chile.   Our soft drinks, nectar and water production and marketing in Chile generated net sales of CLP187,071 million, CLP201,512 million and CLP223,476 million, or 26.3%, 25.9% and 26.7% of our total net sales, in 2008, 2009 and 2010, respectively.

The following table shows the soft drink and water brands produced and/or sold by us through ECUSA during 2010:

Brand	Product	Category	Affiliation(1)
Bilz	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Bilz Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem Xtreme	Soft Drink	Functional	CCU Proprietary
Nobis	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Canada Dry Ginger Ale	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Ginger Ale Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Agua Tónica	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Agua Tónica Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Limón Soda	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Limón Soda Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Crush	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Crush Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Pepsi	Soft Drink	Cola Licensed	PepsiCo
Pepsi Light	Soft Drink	Cola Licensed	PepsiCo
Seven-Up	Soft Drink	Non-Cola Licensed	PepsiCo
Seven-Up Light	Soft Drink	Non-Cola Licensed	PepsiCo
Lipton Ice Tea	Ice Tea	Non-Cola Licensed	PepsiCo
Mirinda	Soft Drink	Non-Cola Licensed	PepsiCo
Gatorade	Isotonic	Functional	PepsiCo
Propel	Isotonic	Functional	Pepsico
SoBe Adrenaline Rush	Energy	Functional	PepsiCo
Watt’s	Nectars	Licensed	Promarca
Watt’s Light	Nectars	Licensed	Promarca
Watt’s Ice Frut	Nectars	Licensed	Promarca
Watt´s Soya	Nectars	Licensed	Promarca
Cachantun	Mineral Water	Proprietary	Aguas CCU-Nestlé
Mas de Cachantun Mas Woman	Mineral Water Mineral Water	Proprietary Proprietary	Aguas CCU-Nestlé Águas CCU-Nestlé
Porvenir Perrier	Mineral Water Mineral Water	Proprietary Licensed	Aguas CCU-Nestlé Nestlé Waters M&D
Glacier	Purified Water	Proprietary	Aguas CCU-Nestlé
Nestlé Pure Life	Purified Water	Licensed	Nestlé S.A.&others

(1) NOTE: CCU owns directly or indirectly 50% of Promarca  and 50.1% of Aguas CCU.

In 1994, ECUSA and Cadbury Schweppes plc (“Cadbury Schweppes”), the latter through its subsidiaries CS Beverages Ltd. and Canada Dry Corporation Ltd., entered into license agreements for all Cadbury Schweppes products. On December 11, 1998, TCCC announced an agreement with Cadbury Schweppes to acquire certain of the latter's international beverage brands, including those licensed to ECUSA, and in August 1999 the agreement was reported to have been consummated.  In September 2000, after more than a year’s litigation, both in Chile (suits at civil courts and antitrust authorities) and England (arbitration under ICC rules), ECUSA and TCCC reached an agreement superseding ECUSA’s previous license contracts with CS Beverages Ltd. and Canada Dry Corporation Ltd.  The new agreement, referred to as the “Bottler Contract”, was executed between ECUSA and Schweppes Holdings Ltd., concerning the Crush and Canada Dry brands, and was approved by the Chilean antitrust commission, thus putting an end to the proceeding regarding the Cadbury Schweppes brands issue and dismissing all complaints filed in consideration of the agreement. On January 15, 2009, the parties executed an amendment to the Bottler Contract which, among others, extended its duration until December 31, 2018 renewable for consecutive five-year periods provided that certain conditions are fulfilled.

In March 2006, ECUSA signed new exclusive bottling agreements with PepsiCo, Inc. and its subsidiary Seven-Up International, respectively, authorizing ECUSA to produce, sell and distribute Pepsi products in Chile.  The contracts terminate on March 31, 2020.

Likewise, in March 2006, a new exclusive bottling agreement was executed between ECUSA and Stokely Van-Camp, Inc., a subsidiary of PepsiCo, Inc., authorizing ECUSA to bottle, sell and distribute Gatorade products in Chile, for an initial term ending on March 31, 2010, automatically renewable for successive two or three-year periods if certain conditions set forth in the contract are met.  In August 2002, we began importing, selling and distributing Gatorade, the world’s number one isotonic drink.  Since October 2006, we have been producing Gatorade locally. In May 2008, we began importing, selling and distributing Propel, a low calorie sports drink targeted for women.

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

The license agreement for nectar products with Watt’s, which granted us exclusive production rights, was first signed in June 1987 and originally had a 33-year term.  In February 1999, a new license agreement was signed allowing us to produce new flavors and bottle Watt’s nectars in non-returnable packaging (wide mouth glass and plastic bottles).  A new license agreement between us and Watt’s was signed in July 2004.  This new contract provided us with a ten-year license renewable automatically for three consecutive periods of three years if the conditions set forth in the contract are fulfilled at the date of renewal.  In December 2006, we signed a joint venture agreement with Watt’s, under which we participate in equal parts in Promarca .  This new company owns the brands “Watt’s”, “Ice Frut de Watt’s”, “Yogu Yogu” and “Shake a Shake” in Chile.  Promarca granted its subsidiaries, for an indefinite period, the exclusive licenses for the production and sale of the different product categories.

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

In December 2007, we entered into an agreement with Nestlé Chile S.A. and Nestlé Waters Chile S.A., the latter of which acquired a 20% interest in our subsidiary Aguas CCU, the company that owns the assets through which we develop our bottled water business in Chile.  As part of this new association, Aguas CCU produces and sells the Nestlé Pure Life brand in Chile under a license contract of the same date, with an initial term of five years, renewable for successive periods of five years if certain conditions are met.  Nestlé had a call option to increase its ownership in Aguas CCU by an additional 29.9%, which expired on June 5, 2009. On June 4, 2009 ECUSA received the notification from Nestlé Waters Chile S.A. exercising its irrevocable option to buy 29.9% of Aguas CCU equity, within the scope of the association contract. Since the materialization of the sale, ECUSA holds 50.1% of the participation in Aguas CCU. CCU owns directly or indirectly 99.94% of ECUSA’s equity.

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

During 2008, 2009 and 2010, we sold our soft drink and water products in the following packaging formats:

	Carbonated Soft Drinks and Nectars			Mineral and Purified Water
Container	2008	2009	2010	2008	2009	2010
Returnable (1)	35%	36%	34%	6%	6%	6%
Non-Returnable (2)	63%	62%	64%	94%	94%	94%
“Post-Mix” (3)	2%	2%	2%	-	-	-
Total	100%	100%	100%	100%	100%	100%

(1) Returnable soft drink containers include both glass and plastic bottles of assorted sizes. Returnable water containers include glass bottles of assorted sizes and returnable 20-liter jugs.

(2)  Non-returnable soft drink containers include glass and plastic bottles, and aluminum cans of assorted sizes.  Non-returnable water containers include plastic bottles and certain glass bottles of assorted sizes.

(3) Post-mix cylinders are sold specifically to on-premise locations for fountain machines.

We manufacture most of our returnable and non-returnable plastic bottles and obtain all of our glass bottles and cans from third party suppliers.  See “– Raw Materials” and “– Our Other Businesses.”.

The following table shows the sales volume of our soft drinks and water by category during each of the last three years (millions of liters):

Category	2008	2009	2010
Colas
Licensed	73.9	84.0	85.3
Non-colas
Proprietary	178.2	184.6	205.3
Licensed	135.2	130.0	132.0
Nectars
Licensed	70.7	78.5	91.7
Soft Drinks Total	458.0	477.1	514.3
Mineral Water
Proprietary	114.4	113.6	118.8
Licensed	-	-	-
Purified Water
Proprietary	4.5	5.1	6.1
Licensed	0.8	4.2	8.2
Total Water	119.7	122.9	133.2
Total Soft drinks+Water	577.7	600.0	647.4

The following table shows the sales volume of our soft drinks (carbonated and non-carbonated) by affiliation during each of the last three years (millions of liters):

Affiliation	2008	2009	2010
Soft drinks
Proprietary	178.2	184.6	205.3
Schweppes	120.7	115.3	124.0
PepsiCo	88.4	98.7	93.3
Promarca (1)	70.7	78.5	91.7
Water
Proprietary (2)	118.9	118.7	124.9
Nestlé Waters	0.8	4.2	8.2
Total	577.7	600.0	647.4

(1) As of December 2009, we own 50% of the rights to the Watt’s brand (nectar), currently held through our affiliate Promarca.

(2) As of December 2009 we own 50.1% of the rights to all the water brands held through the affiliate Aguas CCU.

Raw Materials and other supplies.   The principal raw materials used in the production of non-alcoholic beverages are water, sugar, flavoring concentrates and in the case of carbonated products, carbon dioxide gas.  We generally purchase our sugar requirements from Empresas Iansa S.A., the sole producer of sugar in Chile, and from imports.  We purchase flavoring concentrates for our licensed soft drink brands from the respective licensing companies.  See “– Our Soft Drinks and Mineral Water Production and Marketing in Chile.”  Flavoring concentrates for our proprietary brands are purchased from third party suppliers in Chile and Germany, which manufacture the concentrates under contract with us.  We obtain carbon dioxide gas from local suppliers in Chile.

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

We generally purchase all of the glass bottles used in packaging soft drinks and mineral water from the major supplier in Chile, Cristalerías Chile.  Other sources, principally in Argentina, Peru and Colombia, can be used when price and delivery terms are favorable; however, no purchases were made in either of these countries during 2010.  While aluminum cans used in packaging of our soft drinks are generally purchased from a local supplier, we manufacture most of our own plastic returnable and non-returnable bottles from imported polyethylene terephthalate resins (“PET”), which we purchase from various suppliers.  See “– Our Other Businesses.” We obtain the labels for our soft drinks and water products principally from local suppliers. Crowns are currently imported from Brazil and Mexico.

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

Sales, Transportation and Distribution in Chile.  We have the capacity to reach 91,097 customers with our direct sales force, as well as through Comercial CCU and Comercial Patagona. ECUSA, our non- alcoholic beverage subsidiary, manages its own sales force that is directly responsible for the exclusive servicing of soft drinks and water clients in all the cities in the center of Chile and Concepción, that is, in the territories not covered by Comercial CCU or Comercial Patagona. The ECUSA sales force of 346 salesmen as of December 2010, directly sells to approximately 57,895 customers.  We had no single customer that accounted for more than 2% of our sales by volume, with the exception of four large supermarket chains that represented in the aggregate 24% of our sales by volume. During 2010, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains.  We do not maintain any long-term contractual arrangements for the sale of soft drinks and/or mineral and purified water with any of our customers.

In October 2005, we launched Comercial CCU, the subsidiary in charge of a single sales force dedicated to selling all of our beverage and sweet snacks products, so as to capture synergies and focus on sales execution.  As of 2010, the territory covered by Commercial CCU S.A. has expanded to include the north of Chile from Arica to Copiapó/Vallenar and the south, from Curicó to Coyaique except for the City of Concepción.  See Business Overview-Summary-Distribution Network

Our Chilean soft drinks and water customers make payments for our products either in cash at the time of delivery or in accordance with one of our credit arrangements.  Payment on credit sales is generally due 32 days from the date of delivery.  Credit sales accounted for 43%, 40% and 42% of ECUSA’s soft drink and water sales to third parties in Chile in 2008, 2009 and 2010, respectively.  Losses on credit sales of soft drinks and mineral water in Chile have not been significant.

We distribute our soft drinks and mineral water products throughout Chile to:

•         off-premise retail: small and medium sized retail outlets, which in turn sell to consumers for take-out consumption;

•         on-premise retail: retail establishments such as restaurants, hotels and bars for on-premise consumption;

•         wholesalers; and

•         supermarket chains.

In 2008, 2009 and 2010, the percentage mix of the above distribution channels for our carbonated soft drinks, nectars, and mineral and purified water products in Chile was as follows:

	Percentage of Total Soft Drinks and
	Water Products Sold
Distribution Channels	2008	2009	2010
Off-premise retail	42%	42%	41%
On-premise retail	15%	15%	16%
Wholesalers	11%	10%	11%
Supermarkets	32%	32%	33%
Total	100%	100%	100%

The average price per liter to our customers for non-alcoholic products increased 0.9%, from an average of CLP329.0 in 2009 to CLP332.1 in 2010.  For water products, the average price per liter increased from an average of CLP284.0 in 2009 to CLP275.2 in 2010, for nectars the increase was from CLP443.9 in 2009 to CLP442.8 in 2010 and for carbonated soft drinks, it increased from CLP320.3 in 2009 to CLP326.1 in 2010.

Seasonality in Chile.   Due to the seasonality of sales for both soft drinks and water products, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth calendar quarters (i.e., those months corresponding to holidays and summer vacation season in Chile).

The following table shows our annual sales volume of soft drinks and water by quarter for the last three years

	Carbonated Soft Drinks, Nectars & Water
Year	Quarter	Sales Volume	Annual Sales Volume
		(million liters)	(%)
2008	1st quarter	172.2	29.8
	2nd quarter	116.4	20.2
	3rd quarter	122.6	21.2
	4th quarter	166.5	28.8
	Total	577.7	100.0

2009	1st quarter	165.2	27.5
	2nd quarter	123.4	20.6
	3rd quarter	132.0	22.0
	4th quarter	179.4	29.9
	Total	600.0	100.0

2010	1st quarter	181.4	27.5
	2nd quarter	135.6	20.6
	3rd quarter	149.5	22.7
	4th quarter	192.6	29.2
	Total	659.1	100.0

Competition in Chile. Our principal competitors in the soft drink business are companies, which produce, bottle and distribute soft drinks in Chile under licenses from TCCC and its affiliates.  TCCC’s products are produced, bottled and distributed in Chile through three separate licensees which market soft drinks under the Coca-Cola, Coca-Cola Light, Coca-Cola Zero, Fanta, Fanta Light, Sprite, Sprite Zero, Quatro Light, Nordic Mist, Taí, Andina nectars and juices, and Kapo juice brand names.  According to store audits conducted by Nielsen, Coca-Cola and related brands accounted for approximately 68% of total carbonated soft drink sales volume in 2010.  However, calculations made by us are higher than the Nielsen estimates. During 1998, a few supermarket chains began selling soft drinks products under private labels.  Additionally, discount brand producers along with private labels represent approximately 7% of the soft drink market in 2010 according to Nielsen.  However, calculations made by us are higher than the Nielsen estimates.  Even though these brands are not a significant portion of the industry, they may increase their presence in the future.

After the formation of ECUSA, our market share decreased as a consequence of increasing marketing activity on the part of our competitors and the entrance of private labels and discount brand producers to the market. However, as per Nielsen during 2010, our carbonated soft drink market share increased to approximately 24.3% and CCU’s estimate for the total non-alcoholic beverage market participation was 28.9%.

Our market share for our carbonated soft drink products over the last five years is presented in the following table based on store audits conducted by Nielsen and our own estimates. These Nielsen results are, for each year, higher than our own estimates.

Our Chilean Carbonated Soft Drink Market Share

Year	Nielsen	Company Estimates (*)
2006	22%	18%
2007	23%	19%
2008	24%	19%
2009	24%	20%
2010	24%	21%

(*) Based on our sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER.

Our domestic competitors in the soft drinks business have benefited from both internationally recognized brand labels (especially with regard to the Coca-Cola product line) and a large number of local bottling companies distributing their products throughout Chile.  As a result of the formation of ECUSA, we also similarly benefited from the internationally recognized Pepsi brand as well as our previous competitive strengths, which include a portfolio of nationally well known brands and a nationwide distribution system.  During 2002, we launched Bilz Light, Pap Light, Agua Tónica Light and Gatorade. In April 2003, we introduced to the market Kem Xtreme, a soft drink with a high level of caffeine.  In September 2004, we launched Canada Dry Ginger Ale Light, and in October 2004, we re-launched Nobis, a traditional proprietary soft drink brand, to be used strategically against discount brands.  In September 2006, we launched Canada Dry Limón Soda Light.  In January 2007, we introduced two new products into the market: (i) Slice by Kem, a tropical fruit flavored soft drink, and (ii) SoBe Adrenaline Rush, an energy drink sold under PepsiCo license.  In November 2007, we entered into a new product category, ice tea, with the brand Lipton Ice Tea, produced under the PepsiCo license. During 2008 we introduced Propel from PepsiCo, Watt’s Soya from Promarca (50% owned by us), and Nestlé Pure Life, a well-known purified water brand, in order to place ourselves in a leading position in the healthy foods market. In 2009, the Company introduced Mas Woman from Cachantun, a mineral water in a variety of flavors targeted for young healthy women. In addition, in the same year, the Company began to import the renowned mineral water Perrier.

Given the high percentage of soft drink sales volume in returnable containers coupled with the high cost of transportation to Chile, the market for imported soft drinks in Chile is not significant and accounted for less than 1% of total sales by volume in 2010.  While there are no legal barriers to entry, we believe that the existing returnable bottle system and high transportation costs may continue to deter potential competitors from exporting soft drinks to Chile.

Fruit nectars under the trade name “Watt’s”, a segment of our soft drink business, face competition from other liquid and powdered juices, which are provided by a variety of local companies.  After six years since the re-launch of Watt’s nectar, we have attained our seventh year as market leader in the bottled category of nectars, with a market share of 57% during 2010, according to Nielsen.

Our main competitor in the mineral water business is Vital S.A. (a subsidiary of Embotelladora Andina S.A., one of TCCC licensees in Chile).  We estimate that our sales of Cachantun and Porvenir brand mineral waters accounted for approximately 67%, while those of Vital S.A. products accounted for approximately 27% of total mineral water sales by volume in 2010.  Small domestic bottlers, private labels and discount brands, as well as imported mineral water products, comprise the remaining 6% sales volume.

The following chart shows estimates of our mineral water market share for the last five years based on store audits conducted by Nielsen and our own estimates.  These Nielsen results are, for each year, higher than our own estimates.

Our Chilean Mineral Water Market Share
Year	Nielsen	Company Estimates (*)
2006	72%	67%
2007	69%	63%
2008	66%	61%
2009	68%	61%
2010	67%	62%

(*) Based on our sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER. Does not consider Glacier and/or Nestlé Pure Life purified water sales.

Our Wine Business

Overview. We entered the Chilean wine market in October 1994 with the purchase of 48.4% of VSPT’s equity for approximately CLP17,470 million, thereby acquiring an interest in the third largest winery in Chile (formerly VSP).  During the first half of 1995, VSPT’s capital was increased by approximately CLP14,599 million, of which we contributed approximately CLP7,953 million.  During August-October 1997, VSPT’s capital was increased again by approximately CLP11,872 million, of which we contributed approximately CLP6,617 million, plus approximately CLP191 million in additional shares bought during October 1997 in the local stock market.  Furthermore, in October 1998 and during 1999, we purchased additional shares in VSPT through the local stock exchanges for an amount of approximately CLP5,526 million.  During March-June 1999, VSPT’s capital was increased by approximately CLP17,464 million, of which we contributed approximately CLP10,797 million.  Between November 2000 and March 2001, VSPT’s capital was increased by approximately CLP22,279 million, of which we contributed approximately CLP13,402 million.  During October and November 2005, VSPT’s capital was increased by approximately CLP346 million.  We did not participate in this capital increase. Between April and June 2007, VSPT’s capital was increased by approximately CLP13,692 million, of which we contributed approximately CLP5,311 million. On December 3, 2008, the extraordinary shareholders’ meetings of VSP and VT approved the merger of both companies. The merged company was named “Viña San Pedro Tarapacá S.A.” (VSPT), and started operating on December 9, 2008 but consolidating its financial statements with ours since October 1, 2008. In December 2008, VSPT’s capital was increased, as a consequence of the merge, by issuing 15,987,878,653 shares to be exchanged for the total number of shares issued by Viña Tarapacá at a ratio of 1,480.30828 new VSPT shares per each of the absorbed company.  As of December 2010, our total ownership interest in VSPT was 50.01%.

We believe that having entered into the Chilean wine business provided us with the opportunity to further exploit our nationwide distribution system through the expansion of our beverage portfolio.  We also believe that the development of our domestic wine business helps to reduce the seasonality of our sales, as wine sales in Chile tend to be stronger during the winter months when beer and soft drinks consumption decline.

The proceeds from VSPT’s capital increase during 1995 were used to reduce debt, expand capacity and add new hectares of vineyards in the Maipo Valley for producing premium red wines.  Part of VSPT’s capital increase during 1997 was used to add new hectares of vineyards in Requinoa, Chépica and Molina during 1997, and in Pencahue during 1998.  These purchases of land more than doubled the number of hectares of our vineyards.  The winery also increased its total vinification and wine storage capacity in both tanks and barrels from 52.1 million liters in December 31, 1998, to 62.1 million liters in December 31, 2007, as well as its peak bottling and packaging capacity from 35,100 liters per hour in 1998 to 67,500 liters per hour in December 31, 2007. As a result of the merger with Viña Tarapacá in December 2008, the vinification and storage capacity grew by approximately 50%, to 52 and 92 million liters, respectively. Likewise, the bottling and packing capacity increased to 75,300 liters an hour in Chile.  The capital increase in 1999, was used to pay debts related to the winery’s expansion process.  The proceeds from VSPT’s capital increase during November 2000 and March 2001 were used to finance the winery’s acquisition of FLC, in Mendoza, Argentina, to plant the hectares of this new winery and improve its production facilities, as well as to refinance debt.  The proceeds from VSPT’s 2007 capital increase were used mainly to acquire shares in Viña Altaïr S.A. and Viña Tabalí S.A. due to respective increases in the capital of both of these entities, to acquire from Château Dassault the remaining interest in Viña Altaïr S.A. and for working capital.

In December 2001, Viña Santa Helena (“VSH”) created its own commercial and productive winemaking operation, distinct from its parent, VSPT, under the Viña Santa Helena label in the Colchagua Valley.

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

In September 2007, VSPT bought a 50% interest in Viña Altaïr S.A. which belonged to Château Dassault, in line with our strategy of focusing on premium wines. As a consequence VSPT owns 100% of said company.

At VSPT’s Extraordinary Shareholders meeting held on July 7, 2005, the shareholders voted to increase the number of board members from 7 to 9 and approved a capital increase that will be partially used for stock option programs.

In December 2008, VSP and VT merged and created a new wine group, VSPT. VSPT is formed by the wineries San Pedro, Tarapacá, Santa Helena, Misiones de Rengo, Altaïr, Viña Mar, Casa Rivas, FLC, Bodega Tamarí, Viña Leyda and Viña Tabalí S.A. These are all important and renowned cellars in Chile and Argentina, each with its own distinctive brands, and they represent the best wines these terrains can deliver. Since the merger, VSPT became the second largest Chilean wine exporter and the third most important actor in the local market.

The Chilean Wine Market.  We estimate that wine consumption in Chile amounted to approximately 13 liters per capita in 2010.  Given that the Chilean wine industry is fragmented, no single wine producer accounts for the majority of production and/or sales.  The leading wineries include, other than VSPT, Viña Concha y Toro S.A. (“Concha y Toro”), Viña Santa Rita S.A. (“Santa Rita”) and Bodegas y Viñedos Santa Carolina S.A. (“Santa Carolina”).  In addition, there are numerous medium-sized wineries, including Viña Undurraga S.A. (“Undurraga”), Cousiño Macul S.A. (“Cousiño Macul”), and Viña Cánepa y Cía. (“Cánepa”) and Viña Montes. All wineries, which sell wine products that comply with industry and tax regulations, make up Chile’s formal wine market. VSPT is a member of the formal wine market, as are most other principal wineries in Chile. The Agricultural and Livestock Service (Servicio Agrícola Ganadero, or “SAG”) is the entity in charge of wine industry regulation and principally oversees inventory records and product quality.  We estimate that the formal market wineries produced and sold approximately 230 million liters of wine during 2010.

The following chart shows our estimates for the formal wine market and per capita consumption levels for wine in Chile for the last five years:

Year	Total Volume (1)	Per Capita (2)
	(millions of liters)	(liters)
2006	238	14
2007	244	15
2008	230	14
2009	228	13
2010	230	13

Sources: SAG until 2006, Central Bank and the Wineries of Chile Association, competitors’ public information and Nielsen.

(1) Includes wine sales from pisco producers in the III and IV Regions of Chile.

(2) Population estimated in accordance with Chile’s national census of April 2002.

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

VSPT’s Production and Marketing.  VSPT (formerly VSP) was founded in 1865.  Its principal vineyards are located in Molina, approximately 200 kilometers south of Santiago.  The VSPT estate in Molina is one of the largest single-site vineyards in Chile with an area of 1,200 hectares.  As of December 31, 2010, VSPT’s vineyards covered an aggregate of 3,663 hectares in Chile, distributed among eleven different plantations.  The winery also has 495 hectares under long-term lease.  In Argentina, we have another 532 hectares located in the province of Mendoza.

VSPT is one of Chile’s largest producers and distributors of wine in terms of sales volume and net sales.  In 2009 and 2010 our wine segment sales amounted to CLP124,726 million and CLP132,293 million, respectively, representing 16.1% and 15.8% of our total net sales, respectively.

The following chart indicates the breakdown of VSPT’s volume in the domestic and export markets, including sales from FLC and Tamarí in Argentina:

Year	Domestic Volume	Export Volume	Total Volume (1)
	(million liters)	(million liters)	(million liters)
2006	47.5	46.7	94.2
2007	50.2	55.5	105.8
2008	50.7	50.3	101.0
2009	54.2	67.8	122.0
2010	60.0	70.0	130.0
(1) Includes bulk sales exports in Chile and Argentina

We estimate that VSPT’s share by volume of Chile’s formal wine market was approximately 21% in 2008, 23% in 2009 and 24% in 2010.  According to the Wineries of Chile Association, VSPT’s share of Chile’s total wine export sales by volume was 10% in 2008, and 12% in 2009, and 12% in 2010.

VSPT, VSH, Viña Altair, Viña Mar, Viña Misiones de Rengo, Bodega Tamarí and FLC, produce and market premium, varietal and popular-priced wines as set forth below:

Brand	Icon	Premium	Varietal	Popular-priced

Viña San Pedro Tarapacá
Cabo de Hornos		X
1865		X
Castillo de Molina		X
35 South			X
Urmeneta			X
GatoNegro			X	X
Manquehuito Pop Wine				X
Tradición de Familia				X
Etiqueta Dorada				X
Viña Tarapacá
Etiqueta Negra		X
Gran Reserva		X
Zavala		X
Gran Tarapacá		X
Tarapacá Reserva		X
Tarapacá Varietal			X
Tara.Pakay	X
Viña Santa Helena
D.O.N. (De Origen Noble)		X
Notas de Guarda		X
Vernus		X
Selección del Directorio		X
Santa Helena Reserva			X
Santa Helena Varietal				X
Siglo de Oro			X
Gran Vino				X
Viña Misiones de Rengo
Misiones de Rengo Cuvée		X
Misiones de Rengo Reserva		X
Misiones de Rengo Varietal			X
Viña Mar
Viña Mar Reserva especial		X
Casa Rivas reserva		X
Viña Altaïr
Altaïr	X
Sideral		X
Bodega Tamarí
Malbec Reserve		X
Torrontes Reserva		X
Malbec Varietal			X
Finca La Celia
Supremo		X
La Celia		X
La Consulta			X
Furia				X

The following table presents our breakdown of total sales volume in thousands of liters by category of VSPT’s Chilean wines during 2010:

Category	Domestic	Export	Total
	(thousands of liters)
Premium	2,734	8,042	10,776
Varietal	5,009	42,861	47,870
Popular-Priced	49,288	5,342	54,631
Bulk	0	7,994	7,994
Total	57,031	64,239	121,270

The following table presents our breakdown of total sales volume in thousands of liters by category of VSPT’s Argentine wines during 2010:

Category	Domestic	Export	Total
	(thousands of liters)
Premium	566	965	1,531
Varietal	1,565	4,095	5,660
Popular-Priced	-	-	-
Bulk	804	696	1,500
Total	2,935	5,755	8,691

As of December 31, 2010, VSPT’s storage capacity totaled 91.5 million liters and its peak bottling and packaging capacity totaled 71,775 liters per hour (excluding 3.4 million liters of storage capacity through its non-consolidated subsidiary, Viña Valles de Chile S.A.)

Domestic Market.  Our Chilean domestic wine is packaged in bottles, jugs, cartons, and bag-in-box containers at VSPT’s production facilities in Lontué, Molina and Isla de Maipo.  The following chart shows our packaging mix for domestic wine sales for the last three years:

	Percentage of Total Domestic
	Wine Sold in Chile
Container	2008	2009	2010

Carton	76%	67%	68%
Jug	0%	0%	0%
Glass Bottles	23%	33%	32%
Bag-in-Box	0%	0%	0%
Total	100%	100%	100%

Beer is the principal substitute product for wine in Chile.  In addition, our wine products may also compete with other alcoholic beverages, such as spirits (mainly pisco), and with non-alcoholic beverages, such as soft drinks and juices.

The average price for our domestic wine customers was CLP678.1 and CLP758.5 per liter in 2009 and 2010, respectively, experiencing a growth of 11.9%.  Our wine price policy is mainly determined as a consequence of four factors: a) market prices, b) change in sales mix, c) inflation rate and d) desired profit margin in relation to costs of raw materials.

Export Market.  According to industry sources, exports of Chilean wine increased from approximately 43 million liters in 1990 to 733 million liters in 2010, at a compounded annual growth rate of 15.2%.  During 2009 and 2010, Chilean wine exports reached 694 million liters and 733 million liters, respectively.  The 5.7% volume increase from 2009 to 2010 was due to the better quality-to-price ratio of the Chilean wine. We believe that Chilean wine exports have grown steadily due to their comparatively low prices and positive international image, as well as due to external factors, such as low wine production in the Northern Hemisphere in certain years.

VSPT exported 50.3 million liters, 67.8 million liters and 70.0 million liters of wine in 2008, 2009 and 2010, respectively.  During 2010, VSPT exported wine to more than 80 countries worldwide.  Exports accounted for net sales of CLP84,272 million and CLP86,505 million in 2009 and 2010, respectively.  In 2010, VSPT’s primary export markets included The United States, Finland, Brazil, the United Kingdom, the Netherlands and Sweden.

Most exported wine is sold in glass bottles, except for a certain quantity of unbranded wine that is occasionally sold in bulk and the amount that is sold in bag-in-box containers.  The following chart shows our packaging mix for export Chilean wine volume in the last three years:

	Percentage of Total Export
	Wine Volume from Chile
Container	2008	2009	2010

Glass Bottles (1)	69%	72%	77%
Bulk	15%	17%	12%
Carton	16%	12%	10%
Total	100%	100%	100%
(1)    Includes jugs.

We experienced a decrease of 7.2% from CLP1,380.1 in 2009 to CLP1,280.8 per liter in 2010 in the average price to our Chilean export wine customers mainly due to a stronger Chilean peso as compared to the exports destination countries’ currencies, given that  the U.S. dollar export average price increased.

Raw Materials and other supplies.  The principal raw materials and packaging materials that VSPT uses in its production process are purchased and harvested grapes, purchased wine, bottles, carton containers, corks and cardboard boxes.  VSPT obtained approximately 50% of the grapes used for export wines from its own vineyards during 2010. Of the wine sold in the domestic market, 5% are grapes from our vineyards, 10% of grapes are purchased and vinified for us and the rest is purchased from third parties, tested to assure compliance with our quality standards and blended at the winery before packaging. In 2010, approximately 60% of the wine used in domestic sales was purchased from ten local producers: Corretajes Vinicola Patacon SPA, CPCh, Agro Comercial Metropolitana Ltda., Torres y Cía. Ltda., RR Wine LTDA, Viña Saavedra Ltda., Viñedos Errázuriz Ovalle S.A, Aguilera y Barrios Ltda., Vinícola Los Cerrillos y Cia Ltda., and Coop. Vitiv. Loncomilla Ltda.  VSPT has various alternative sources of supply, which can be used when they are attractive. VSPT’s bottles are principally purchased from Cristalerías Chile and Saint Gobain; however, when prices have been favorable, VSPT has purchased bottles from other local and international suppliers.  Carton containers are purchased either from Tetra Pak de Chile Comercial Ltda. or from SIG Combibloc Inc. and are assembled in VSPT’s own automated packing lines.

The prices of the principal raw materials used in the production of wine in Chile have experienced some recent volatility. In addition, from time to time, prices of grapes and wine can vary depending on fluctuations in demand and supply factors.

Domestic Sales, Transportation and Distribution.  After production, bottling, and packaging, wine is either stored at the production facilities or transported to one of the 21 warehouses.  The warehouses are part of our warehouse network and are located throughout Chile.  VSPT wines is distributed and sold in Chile through our sales and distribution network, under the same system and payment terms as all our other products (beer in Chile, non-alcoholic beverages, spirits and sweet snacks).See Business Overview-Summary-Distribution Network

We distribute our wine products throughout Chile, in the territories not covered by Comercial CCU or Comercial Patagona, with our own sales force, to:

•         off-premise retail: small and medium sized retail outlets, which in turn sell wine to consumers for take-out consumption;

•         on-premise retail: retail establishments such as restaurants, hotels and bars for on-premise consumption;

•         wholesalers; and

•         supermarket chains.

For the last three years, the percentage mix of the above distribution channels for our wine products in Chile was as follows:

	Percentage of Total Wine Products Sold

Distribution Channels	2008	2009	2010

Off-premise retail	26%	27%	26%
On-premise retail	4%	5%	6%
Wholesalers	32%	28%	29%
Supermarkets	38%	40%	38%
Total	100%	100%	100%

VSPT sales force of 128 salesmen as of December 2010, sells our wine products directly to approximately 6,716 customers, none of which accounted for more than 2% of our total wine sales by volume, with the exception of three supermarket chains that represented 24%.  We do not maintain any long-term contractual arrangements for the sale of wine with any of our customers.

Export Sales, Transportation and Distribution.  VSPT has a presence in more than 80 countries. In order to increase its presence in the market, VSPT has distribution agreements with key distributors, such as Pernod Ricard in Sweden, Finland, Norway and Estonia, Shaw Ross International in the U.S., a subsidiary of Southern Wine and Spirits, a major wholesale distributor that has been recognized as the best U.S. distributor by Wine Enthusiast Magazine, DGS and Baarsma in Holland and Denner in Switzerland. In Canada we have distribution agreements with Diamonds Wines, in Korea with Keumyang, as well as other distributors.  In France and Germany  VSPT has distribution agreements with LGCF and with Direct Wines in the United Kingdom.

Geographical Markets.  In Chile, Santiago and surrounding areas (referred to as the Metropolitan Region), which account for approximately 40% of the Chilean population, represented approximately 38% of total domestic sales of VSPT products by volume in 2010.

The following table provides the distribution of VSPT’s exports from Chile during 2010 by geographical markets:

Market	Volume (1)	Total Exports
	(thousands of liters)

Europe	26,039	46%
Latin America	15,077	27%
USA and Canada	9,910	18%
Others	5,219	9%
Total	56,245	100%
(1)  Excludes bulk exports.

Competition.   The wine industry is highly competitive in both the domestic and the export markets. VSPT’s domestic market share was approximately 24% in 2010.  In Chile, VSPT competes directly against all other Chilean wineries.  We believe that VSPT’s primary domestic competitors, Concha y Toro and Santa Rita, derive their relative competitive strengths from their wide portfolio of products, well recognized brand names and established distribution networks.  In 2010, Concha y Toro and Santa Rita had a market share of approximately 31% and 29%, respectively.  VSPT also competes with Santa Carolina and numerous medium-sized wineries, including Undurraga and Cousiño Macul, and many small wine producers that make up Chile’s “informal market.”

Internationally, VSPT competes against Chilean producers as well as with wine producers from other parts of the world. According to information compiled by the Wineries of Chile Association, VSPT is the second largest exporter of Chilean wines with a market share of approximately 12% in 2010, excluding bulk wine.  Our other principal Chilean competitors, namely Concha y Toro, Santa Rita and Santa Carolina had market shares of 37%, 5% and 4%, respectively.

Our Spirits Business

Overview.   In February 2003, we added a new product to our beverage portfolio, pisco, which began selling under the brand Ruta Norte, and was produced by our subsidiary Pisconor S.A.  Pisco is a distilled wine spirit, very popular in Chile, produced exclusively in Chile’s third and fourth regions and in the southern regions of Peru.

In March 2005, we entered into an association agreement with the second largest pisco producer in Chile, Control.  A new entity, CPCh, was created, after Pisconor and Control contributed their assets and commercial brands. Currently we own 80% of CPCh and Control owns the remaining 20%.

In May 2007, CPCh entered the rum category, the second most consumed spirit in Chile and the then fastest growing spirit category. The alcohol to produce the rum is imported and we finish the production process locally.  We sell rum under our proprietary brand “Sierra Morena”.

During 2008, the Company added several pisco and pisco based cocktail brands as well as new varieties of its rum brand to its portfolio.

The Chilean Pisco and Rum Markets. Traditionally, beer, wine and pisco have been the principal alcoholic beverages consumed in Chile. We estimate that annual pisco consumption in Chile was 35 million liters, or approximately 2.1 liters per capita in 2010.  In addition, we estimate that annual rum consumption in Chile was 24 million liters, or approximately 1.4 liter per capita during 2010.

The table below sets forth our estimates of pisco and rum consumption in Chile during each of the last five years:

Year	Total Pisco Sales Volume (1) (in millions of liters)	Pisco per Capita (2) (liters)	Total Rum Sales Volume (1) (in millions of liters)	Rum per Capita (2) (liters)

2006	42	2.6	9	0.5
2007	41	2.4	12	0.7
2008	38	2.3	16	1.0
2009	36	2.1	17	1.0
2010	36	2.1	24	1.4
(1) Based on our sales data and information from Nielsen. Includes FAB in the case of pisco (2) Population estimated in accordance with Chile’s national census of April 2002.

We estimate that total pisco consumption in Chile decreased at a four-year compounded annual growth rate of 4.0% between 2006 and 2010.  During 2010, the pisco market remained substantially flat, increasing by only 0.2%.  We estimate that total rum consumption in Chile increased at a four-year compounded annual growth rate of 29.2% between 2006 and 2010.  During 2010, the rum market increased 42.7% from the prior year, as a result of higher preference from consumers and lower prices of imported liquors due to a stronger Chilean peso.

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

Spirits Production and Marketing in Chile.  Our production of spirits in Chile generated net sales of CLP38,830 million and CLP43,218 million representing 5.0% and 5.2% of our total net sales in 2009 and 2010, respectively.  The increase experienced in 2010 is mainly due to the introduction of more premium beverages producing a higher value sales mix.

We produce and market ultra-premium, premium, medium-priced and popular-priced pisco brands in Chile, as well as premium and medium-priced rum.  The following table shows our principal pisco brands:

Ultra premium	Premium	Medium-priced	Medium-priced	Popular-priced
Pisco brands	pisco brands	pisco brands	RTD brands	pisco brands
Control C	Mistral	Campanario	Campanario Sour	La Serena
Mistral Nobel	Tres Erres	Ruta Norte	Campanario Sour Light
MOAI de RRR			Campanario Pica
Horcón Quemado			Campanario Mango
Mistral Gran Nobel			Campanario Mango Light
Campanario Piña Colada
Campanario Chirimoya Colada
Campanario Melon Colada
Campanario Melon Tuna Colada
Campanario Cola de Mono
Campanario Vaina Campanario Lucuma Colada
Ruta Sour
Ruta Sour Pica
Ruta Sour Light
Ruta Sour Mango
Ruta Piña Colada
Mistral Creme Mistral Ice Blend

After the completion of the CPCh transaction with Control, we expanded our proprietary brands portfolio considerably, adding brands as Campanario in the mainstream and cocktail categories (accounting for 45% of our pisco sales), as well as Control C, Mistral Nobel and Tres Erres in the ultra-premium segment, Mistral in the premium segment and La Serena in the convenience category.

In the rum market, our proprietary brands are Cabo Viejo in standard-priced segment, Sierra Morena Añejado in the medium-priced segment, Sierra Morena Extra Añejado in the premium segment and Sierra Morena Imperial in the ultra-premium segment.

In 2010, our spirits were produced at four plants which are located in the III and IV Regions of Chile. The bottling process was done in the Ovalle plant bottling facility. Horcón Quemado and Fehrenberg are produced and bottled in a third-party plant.

Raw Materials and other supplies. The principal raw and packaging materials used in our production of pisco and rum are purchased grapes, purchased wine, cane alcohol, bottles, caps and cardboard boxes.  Grapes are purchased under long-term contracts with members of Control.  Nevertheless, various alternative sources of supply can be used when they are attractive. Cane alcohol is imported from Venezuela and Peru. We principally purchase bottles from Cristalerías Chile and Cristalerías Toro S.A.I.C.

The price of the principal raw materials used in pisco and rum production in Chile have not been subject to volatility during the years covered by this report.  However, from time to time, the price of grapes, wine and alcohol may fluctuate depending on demand and supply factors.

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

Sales, Transportation and Distribution.  We   have the capacity to reach 20,051 customers either directly through our dedicated sales force or through Comercial CCU’s sales force. As of December 31, 2010, our dedicated sales force of 92 salesmen served 9,260 customers in the territories where Comercial CCU and/or Comercial Patagona do not operate. This system enables us to maintain frequent contact with our customers, obtain more timely and accurate marketing-related information and maintain good working relationships with our retail customers. See “– Business Overview-Summary-Distribution Network”. None of our customers accounted for more than 3% of our total spirits sales by volume, with the exception of seven large supermarket chains that represented in the aggregate 30% of total spirits sales.  During 2010, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains.  We do not maintain any long-term contractual arrangements for the sale of spirits with any of our customers in Chile.

Since 2003, after production, bottling and packaging, our spirits are either stored at one of our production facilities or transported to a network of 21 warehouses which are located throughout Chile and are either owned or leased by us. These warehouses are part of CCU’s sales and distribution system.

Our customers make payment for our products either in cash at the time of delivery or in accordance with one of various credit arrangements. Payment on credit sales for spirits is generally due 54 days from the date of delivery. Credit sales accounted for 55% of our spirits sales in Chile in 2010. Losses on credit sales of spirits in Chile have not been significant.

We distribute our spirits throughout Chile to:

•         supermarket chains,

•         off-premise retail: small and medium sized retail outlets, which in turn sell spirits to consumers for take-out consumption;

•         on-premise retail: retail establishments such as restaurants, hotels and bars for on-premise consumption; and

•         wholesalers.

In 2008, 2009 and 2010, the percentage of spirits sales attributable to each of these distribution channels in Chile was as follows:

Percentage of Total Spirits Sold
Distribution Channels	2008	2009	2010
Supermarkets	44%	40%	41%
Off-premise retail	27%	31%	28%
On-premise retail	6%	7%	7%
Wholesalers	23%	22%	24%
Total	100%	100%	100%

The following table sets forth our pisco sales volume in Chile, by category, during each of the last three years:

Category	2008	2009	2010
	(in millions of liters)
Ultra premium	0.2	0.2	0.3
Premium	5.6	5.8	6.6
Medium-priced	3.3	2.9	2.6
Medium-priced mix (1)	7.7	6.9	6.3
Popular-priced	1.3	1.2	1.2
Total	18.1	17.1	16.9

(1)    Sours and Cream cocktails

The average price for our spirits in Chile increased 1.2%, from CLP1,890.8 per liter in 2009 to CLP1,912.7 per liter in 2010.

Geographical Markets.   Santiago and the surrounding areas (referred to as the Metropolitan Region) account for approximately 40% of the population of Chile and accounted for approximately 41.3% of our spirits sales by volume in 2010.

Competition.  According to Nielsen figures, our estimated share of the Chilean pisco market, over the last four years is as follows:

Year	Our Chilean Market Share for Pisco
2006	45%
2007	46%
2008 2009	45% 45%
2010	47%

Our principal competitor in the pisco business is Cooperativa Agrícola Pisquera Elqui Ltda.  (“Capel"), which is the market leader.  According to Nielsen numbers, we had 46.6% market share in 2010, although our internal estimate is somewhat higher (49.7%).

Our competitor Capel has nine production facilities located in the III and IV Regions of Chile and distributes its products throughout the country. Capel uses its own sales force, as well as third party distributors.  We estimate that the sales of Capel’s brands of pisco by volume accounted for approximately 54% of total pisco sales in 2008, 53% in 2009 and 50% in 2010, according to Nielsen figures.  We estimate that Capel had an annual production capacity of approximately 50 million liters of pisco which represents more than twice of our annual nominal production capacity.

Pisco is a spirit that is produced only in the northern part of Chile and the southern part of Peru.  For this reason, imported pisco is not a significant component of the Chilean pisco market.  We estimate that imports accounted for less than 1% of total pisco sales by volume during 2010.

According to Nielsen calculations, our estimated average share of the Chilean rum market was 15.1% in 2010 and 13% in 2009 and  2008.  Our principal competitors in the rum business are Mitjans S.A. and certain imported brands such as Pampero, Bacardi and Barceló.

Our Other Businesses

Plastic Bottles

Through our subsidiary Fábrica de Envases Plásticos S.A. (“PLASCO”), we own and operate a plastic bottle factory which supplies most of the returnable and non-returnable plastic bottles primarily used by us in the packaging of our soft drinks and water products. In 2009, PLASCO began to produce plastic caps.

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

The manufacturing of plastic caps also involves a two-step process. The first step consists of a compress molding process, which manufactures caps from PP resin. The second step consists in the decoration of the plastic caps with an off set printing process.

Prices of principle raw materials required by our PLASCO subsidiary have not been volatile during 2010.

In 2010, all pre-forms, returnable and non-returnable plastic bottle needs of ECUSA were supplied directly by PLASCO with the exception of five-liter bottles, which are bought by ECUSA in small quantities from third party suppliers.  During 2010, PLASCO sold 295.1 million bottles and 98.0 million pre-forms. Of all bottles supplied by PLASCO, approximately 93% of the pre-forms were manufactured and blown into bottles by PLASCO. All the pre-forms sold were manufactured by PLASCO and later blown into bottles by Aguas CCU. The remaining bottles and pre-forms were bought by PLASCO and then transferred to ECUSA. PLASCO has, to date, not sold any bottles to third parties. Plastic bottle and pre-form sales by volume increased from 362.2 millions in 2009 to 393.1 millions in 2010. During 2010, PLASCO sold 240 millions of plastic caps.

PLASCO’s net sales of CLP27,745 million, operating income of CLP2,258 million and net income of CLP1.798 million in 2010, represented an increase of 8.62 % and 13.1%, and an decrease of  21.2%, respectively, over 2009.

Sweet Snacks

In January 2004, we entered the sweet snacks business by means of a joint venture between our subsidiary ECUSA (currently, this investment belongs to our subsidiary CCU Inversiones S.A.) and Empresas Lucchetti S.A. (currently, Industria Nacional de Alimentos S.A.), a subsidiary of Quiñenco, with a 50% interest each in Calaf S.A. (today, Foods), a corporation that acquired the trademarks, assets and know-how, among other things, of Calaf S.A.I.C. and Francisca Calaf S.A., traditional Chilean candy makers, renowned for more than a century.  In August 2005, Calaf acquired the assets and know-how of Bortolaso S.A., a cookie factory with more than 50 years of existence in the country, enabling Calaf to increase its presence in the most important segment of the sweet snacks business.  In October 2007, Calaf acquired the traditional cereal brand Natur, allowing Calaf to enter and commence growing in the quickly developing healthy foods category. In August 2008, Foods bought 50% of Alimentos Nutrabien S.A. the leading company in  home-made sweet snacks products. The three brands –Calaf, Natur and Nutrabien– have niche products aimed at specific market segments. This niche segmentation along with enhancement in formula and raw materials, is expected to improve the company’s brand equity.  We sell Foods’ products through CCU’s sales platform to 34,227 clients, with the potential to reach more than 116,792 clients and with a dedicated sales force that serves the supermarket chains.

Government Regulation

Government Regulation in Chile

We are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in Chile.  These regulations include labor laws, social security laws, public health, consumer protection, environmental laws, securities laws, and anti-trust laws.  In addition, regulations exist to ensure healthy and safe conditions in facilities for the production, bottling, and distribution of beverages.  As for environmental laws, see “– Environmental Matters.”

Regulations specifically concerning the production and distribution of “alcoholic beverages” are contained in Chilean Law N°18.455 and its Ordinance, which set the standards for human consumption of such beverages, by minutely describing the different types of alcohol; the minimum requirements that must be met by each class of beverage; raw materials and additives that may be used in their manufacture; their packaging and the information that must be provided by their labels; the procedure for their importation, among others.

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

On January 19, 2004 Law N°19.925 was published, which amended and restated the Act on Sale and Consumption of Alcoholic Beverages (former Law N°17.105).

All establishments dealing in alcoholic beverages, whether wholesale or retail, require a special municipal license, the cost of which is fixed by the law and varies according to the nature of the outlet or point of sale (i.e. liquor store, tavern, restaurant, hotel, warehouse, etc.).  We are in possession of all licenses necessary for our wholesale operations.

Law N°19.925 set new opening and closing hours; limited geographical areas for the sale of alcohol; reduced the maximum number of licenses to be granted by zones and population; increased criminal liability for selling alcohol to persons under eighteen years of age; and tightened the restrictions, imposing prison sentences and higher fines, for violations formerly deemed lighter.  One of its most important innovations is to forbid the sale of alcohol to minors at all outlets, and not just for on-premise drinking (the only exception retained is the case of children who are served meals when accompanied by their parents).

The regulatory agency for alcoholic beverages is the SAG.

The production, bottling and marketing of non-alcoholic beverages is subject to applicable sanitary legislation and regulations, particularly the Sanitary Code and the Food Ordinance (the Reglamento Sanitario de los Alimentos).

Law N°19.937 which was enacted in February 2004, established a new structure and powers for the Sanitary Authority, became effective on January 1, 2005 and was fully operative by February 2006. The Servicios de Salud (“Health Services”) was replaced by the Ministry of Health’s Regional Offices, which constitute the new Sanitary Authorities, which inspected plants on a regular basis, taking samples for analysis, directing the adoption of new safety procedures and applying fines and other penalties for infringement of regulations.

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

National Law N°18,284 (the Argentine Food Code, or the “Code”) regulates the manufacturing and packaging of food and beverages.  The Code provides specific standards with which manufacturing plants must comply and regulates the production of food and beverages mentioned in the Code.  The Code also specifies the different methods in which beer may be bottled as well as the information to be provided on labels.  The health authorities of each province undertake the enforcement of the Code, and also establish the minimum age requirements for the purchase of alcoholic beverages.  In general, no sale of alcoholic beverages is permitted to persons under 18 years of age.  In the Federal Capital and many provinces of Argentina, local law restricts the sale of alcoholic beverages, particularly between the hours of 11 p.m. and 8 a.m., and establishes harsh penalties for infringement.  The Argentine Congress continues to consider proposed legislation to improve enforcement of drinking laws by establishing a minimum drinking age of 18 by federal law and limiting the hours permitted for the advertisement of alcohol products on radio and television as well as any content in such advertisement associating alcohol consumption with healthy activities.

There are currently no material legal or administrative proceedings pending against us in Argentina with respect to any regulatory matter.  We believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business in Argentina.

We are controlled by IRSA, which owns directly and indirectly 66.1% of the shares of our common stock.  IRSA, since 1986, was a joint venture between Quiñenco and the Schörghuber Group through its wholly owed subsidiary FHI of the Netherlands.  On April 2003, the Schörghuber Group sold FHI to Heineken Americas B.V., a subsidiary of Heineken International B.V.  FHI and Heineken International B.V. formed Heineken Chile Ltda., through which 50% of IRSA shares are held. On December 30, 2003, FHI merged into Heineken Americas B.V. Currently, Quiñenco and Heineken Chile Ltda., a Chilean limited corporation controlled by Heineken Americas B.V., are the only shareholders of IRSA, each with a 50% equity interest.

Quiñenco is the holding company of one of Chile’s largest business conglomerates, with investments in various sectors of the Chilean economy.  Quiñenco’s principal holdings include Banco de Chile (one of the largest and most respected banks in Chile) and Madeco S.A. (a leading manufacturer of flexible packaging, copper and aluminum-based products in Chile, Argentina and Peru).

Heineken, the Dutch brewer, is one of the largest brewers in the world with 140 breweries in more than 70 countries and 65,730 employees worldwide.  Heineken group beer volume was 146 million hectoliters during 2010, the main brands being Heineken and Amstel.

The following table provides our significant subsidiaries as of March 2011:

Subsidiaries	Country	Ownership Interest
CCU Chile	Chile	100.00%
CCU Argentina	Argentina	100.00%
ECUSA	Chile	99.94%
Aguas CCU-Nestlé	Chile	50.10%
VSPT	Chile	50.01%
CPCh	Chile	80.00%

Property, Plant and Equipment

Set forth below is information concerning our production facilities as of December 31, 2010, all of which are owned and operated by us or our subsidiaries:

	Nominal Installed Monthly Production Capacity (in million liters)	Utilized Capacity During Peak Month (1) (%)	Average Utilized Capacity During 2010 (2) (%)	Facility Size(3) (square meters)

Beer Production Facilities
Santiago	52.2	84.5%	66.9%	139,114
Temuco	12.0	103.4%	93.2%	50,876
Kunstmann	0.9	86.6%	66.0%	5,018
Chile Total	65.1	88.0%	71,7%	195,008

Santa Fe	24.9	104.4%	92.1%	58,989
Salta	6.0	62.0%	41.4%	10,866
Luján	24.0	80.3%	51.5%	68,869
Argentina Total	54.9	89.2%	68.8%	138,724

Soft Drinks Production
Santiago	80.7	66.7%	58.7%	129,570
Antofagasta	12.4	14.5%	2.7%	36,453
Total	93.0	59.8%	51.2%	166,245

Purified Water Production
Santiago	13.1	19.0	10.9%	1,989
Total	13.1	19.0%	10.9%	1,989

Mineral Water Production
Coinco	39.5	35.9%	27.3%	16,702
Casablanca	2.0	10.1%	6.7%	3,347
Total	41.5	34.7%	26.3%	20,049

(1) Based on the year ended December 31, 2010. Utilized Capacity During Peak Month is equal to production output as a percentage of Nominal Installed Production Capacity during our peak month for each respective plant. Nominal Installed Monthly Production defined as production capacity for current product/packaging mix within 25 days per month and 3 shifts per day. The implicit slack (spare) capacity does not necessarily measure real slack capacity. We believe that real production capacity is less than the nominal installed production capacity as adjustments are required for real machinery performance, packaging mix, availability of raw materials and bottles, seasonality within the months and other factors. As a result, we believe that the peak monthly capacity utilization rates shown above understate real capacity utilization and that slack capacity is overstated. We estimate that during the peak month in 2010, the real slack capacity amounted to approximately 6.5 million liters in Chilean beer, 4.8 million liters in Argentine beer, 17.3 million liters in soft drinks , 10.6 million liters in purified water and 17.2 million liters in Chilean mineral water.

(2) Average Utilized Capacity during 2010 equals the plant’s total production output as a percentage of nominal installed annual production capacity in 2010. Nominal installed annual production capacity is calculated by multiplying the Nominal Installed Monthly Production Capacity by 11 months (on average, a one month period is required each year for maintenance and repairs). Given the seasonal nature of our beer production and sales, these figures underestimate capacity utilization during peak months.

(3) Facility size equals total built area including warehousing logistics activities.

Our installed vinification and storage capacity is shown in the table below:

	Installed Vinification	Storage Capacity in Tanks	Facility
	Dinamic Capacity (1)	and Barrels	Size
	(million liters)	(million liters)	(square meters)
Wine Production Facilities
Lontué	-	11.6	24,709
Molina	23.0	38.2	50,307
Totihue	0.7	0.8	5,374
Santa Helena	2.1	2.4	7,134
Tarapacá	6.5	12.2	27,481
Viña Mar	2.5	2.8	8,086
Casa Rivas	2.5	2.8	4,315
Misiones de Rengo	5.0	7.8	17,174
Chile Total	42.3	78.6	144,580

Finca La Celia	7.5	7.3	9,675
Tamarí	2.0	2.3	3,418
Argentina Total	9.5	9.6	13,093

(1): Considers on average two times utilization fermentation tank capacity.

As of December 31, 2010, VSPT had a nominal filling capacity of 29,280 liters per hour at its Lontué plant, 26,820 liters per hour at its Molina plant, 9,000 liters per hour at its Tarapacá Plant, 1,050 liters per hour at its Misiones de Rengo Plant and 1,500 liters per hour at its Viña Mar Plant. At FLC in Argentina, VSPT had a nominal filling capacity of 6,000 liters per hour.

Our installed spirits production capacity is shown in the table below:

	Installed Production	Facility Size
	Capacity (1)	(square meters)
	(million liters)
Spirits Production Facilities
Pisco Elqui	1.20	12,032
Sotaquí (2)	-	12,078
Monte Patria	12.54	33,726
Salamanca	2.92	8,746
Ovalle (3)		18,028
Total	16.7	84,611

(1): 26ºGL
(2): Sotaqui Planta, only produced wines.
(3): Ovalle Plant is a bottling.

As of December 31,2010, we had a nominal bottling capacity of 10,385 liters per hour at our Ovalle Plant (18,028 square meters).

For information regarding environmental matters, see “– Environmental Matters.”

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

The environmental framework is given by Law N°19,300, enacted in 1994, as amended, which includes not only environmental protection rules but also ones concerning the preservation of natural resources.  Among other matters, it creates the environmental impact assessment system which requires any future project or major amendment of an existing activity that may affect the environment to evaluate the possible impacts, in order to fulfill related regulations and to implement mitigation, compensation and restoration measures. Our latest projects have been successfully submitted to this system, where the environmental national public entity, the National Environmental Commission (or Comision Nacional del Medio Ambiente, or “CONAMA”), has given the respective authorizations.

The Law N°19,300 also creates a mechanism of point sources emission limits and environmental quality standards that are developed and detailed by specific regulations. In this sense, there is a special regulation for wastewater discharges into sewage system, and another regulation for wastewater discharges into superficial water bodies, in both cases pursuant to a schedule of deadlines. Over the years, CCU implemented specific action plans in each operation, optimizing those emissions and, based on the location and wastewater quality, invested in highly efficient treatment plants. Such plants are also designed to generate boiler-suitable biogas. In all material respects, we are in compliance with the Act and the regulations, having fulfilled at each relevant stage all requirements prescribed by them.

Through the enactment of Law N°20,417 in 2010, which amends Law N°19,300, the Ministry of Environment has established itself as the new government body responsible for the development and implementation of various instruments for environmental management in relation to standards, protection of natural resources, environmental education and pollution control, among other things, gradually replacing the CONAMA.

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

In addition, according to CCU policy and environmental targets, CCU has obtained the ISO 14001:2004 certification for the Luján Plant, and established a plan to obtain the same certification for the Santa Fé Plant during 2011. Further, CCU is committed to obtaining the EcoSello certification for the Salta Plant in 2012.

The most important environmental statute in Argentina is the Hazardous Waste Act (Law N°24,051) which, although a federal law, has been strictly adhered to by fourteen of the twenty-three provinces. When certain federal tests indicate the need, the provisions of the Hazardous Waste Act are enforced.  The application of the provisions of the Hazardous Waste Act depends upon the magnitude of the public health risk and whether those conditions exist in more than one province.  Hazardous waste is defined so as to cover any residue that may cause harm, directly or indirectly, to human beings that may pollute the soil, water, atmosphere or the environment in general.  Generally, claims involving hazardous waste give rise to strict liability in the event of damage to third parties.  In addition, each province in which we operate facilities has enacted environmental legislation with broad and generic goals, as well as water codes and related agencies to regulate the use of water and the disposal of effluents in the water.

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

By implementing the world class manufacturing program, Optimazición de la Cadena de Abastecimiento (“OCA”), the manufacturing facilities of CCU Argentina have started implementing improvement programs aimed at reducing their water and electrical power consumption – a milestone that will benefit environmental management.

Finally, the CCU Quality and Environment Corporate Management [group] has informed CCU Argentina about the need to study the effects of greenhouse gases through a carbon footprint survey, as part of its commitment to environmental management.

ITEM 4A: Unresolved Staff Comments

                                                                   Not applicable.

ITEM 5: Operating and Financial Review and Prospects

Overview

We are a diversified beverage company operating principally in Chile and Argentina.  We are the largest brewery in Chile, the second largest brewery in Argentina, the third largest soft drinks producer in Chile, the largest mineral water and bottled nectar producer in Chile, the second largest purified water producer, the third largest wine player in Chile, the second largest Chilean wine exporter, the second largest pisco producer in Chile and the third largest participant in the rum industry in Chile. We also participate in the sweet snacks industry in Chile.  Our beer and soft drink products include a wide range of proprietary, licensed and imported brands.

We face certain key challenges and risks associated with our business. These risks include competition within the market place, managing operating costs and the integration and expansion of new products.  We currently have approximately 83% of the Chilean beer market; however, competitors are investing in this market and launching new products, therefore, we must concentrate on competitive pricing and marketing strategies to maintain our market share.  Operating costs are subject to variations depending on plant efficiency, product mix and production cycles, and also on US$ commodities prices and the rate of exchange from Chilean pesos to US$ or Euro. Our main costs include cost of raw and packaging materials, distribution and marketing costs.  We continue to sell and deliver new products to our customers, including products through new licensing agreements and new products through internal development.

The analysis of our results is based on financial statements prepared in accordance with IFRS as issued by the (IASB. Since we adopted IFRS in 2009, only the three most recent years are considered in the discussion.

In 2010, we reached new historical records in sales volumes, net sales revenues and operating income, obtaining an operating income of CLP162,049 million. We had consolidated net sales of CLP838,258 million, of which 34.4% was accounted for by our beer sales in Chile, 18.7% by our beer sales in Argentina, 26.7% by our non-alcoholic beverages sales in Chile, 15.8% by wine sales, 5.2% by spirits sales and the remainder by sales of other products and/or consolidation eliminations. Our net sales revenues increased 7.9% over the prior year as we increased sales of existing products and had a higher average price per product. Operating results increased 18.0% as a result of a combination of higher gross profit partially compensated by higher expenses and the non-recurring profit generated by the sale of a property in Perú. The net profit attributable to equity holders of the Parent Company decreased 13.5% mainly due to the absence of a 2009 non-recurring profit related to the sale of 29.9% of  Aguas CCU (CLP19,920 million).

Impact of the February 27, 2010 Earthquake and Tsunami

On February 27, 2010, an 8.8 magnitude earthquake struck the central and south regions of Chile. The quake epicenter was located 200 miles southwest of Santiago and 70 miles north of Concepción, Chile’s second largest city. The regions of Bío Bío and Maule were the most severely affected regions especially in the coastal area, which, shortly after the earthquake, was hit by a tsunami that significantly damaged cities and port facilities. The regions of Valparaíso and the Santiago Metropolitan area were also severely affected. According to an initial assessment by the government of Chile, the repair of the resulting damage, excluding damage to port facilities, is likely to take between three and four years and the preliminary assessments of reconstruction costs indicate that they could total approximately US$30 billion.

The February 27, 2010 earthquake’s impact on CCU’s operations related primarily to damage to infrastructure, inventory destruction and business interruptions, which was adequately covered by our insurance policies. The recovery plan and controls put in place by CCU proved to be effective and brought operations back to normality with minimal unavoidable product supply interruption.

As of December 31, 2010, we had received a material portion of our total estimated losses in payouts under such policies in the amount of CLP21,722 million. As of the date of the filing of this annual report, CCU has received the total amount due from its insurance policies totaling CLP 43,478 million. This amount, received in compensation for the losses caused by the February 27, 2010 earthquake, had a CLP 12,683 million positive non-recurring effect in our financial results for the first quarter ended March 31, 2011 (such results were filed with the SEC pursuant to a Form 6-K on May 9, 2011).

As a result of the February 27, 2010 earthquake, legislation has been passed raising the corporate income tax rate in order to pay for reconstruction following the earthquake, which may have an adverse effect on our results. The new legislation has increased the corporate tax rate from its previous rate of 17.0% to 20.0% for the income accrued in 2011. For the income accrued in 2012, the rate would decrease to 18.5% and further decrease to its current rate of 17.0% in 2013.

Outlook.  We had a successful 2010, particularly in light of the February 27, 2010 earthquake and its consequences. Immediately after the earthquake, CCU implemented a contingency plan seeking to maximize the demand supply for our products, despite damages to our Santiago brewery and winery installations and significant loss of inventory. The damages caused by the earthquake were (and are) adequately covered by our insurance.

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

The following table presents the net sales and operating income, and related percentage as a component of net sales, for each of our product segments:

	Year Ended December 31,
	2008		2009		2010
Net sales	(millions of CLP, except percentages)
Beer Chile Segment (1)..................	270,058	38.0%	278,170	35.8%	287,981	34.4%
Beer Argentina Segment (1)..........	115,187	16.2%	137,296	17.7%	156,363	18.6%
Non-alcoholic Beverages Segment (2)	187,071	26.3%	201,512	25.9%	223,476	26.7%
Wine Segment (3)............................	92,671	13.0%	124,726	16.1%	132,293	15.8%
Spirits Segment (4)…………………	38,799	5.5%	38,830	5.0%	43,218	5.1%
Other (5).............................................	6,402	0.9%	(3,988)	(0.5)%	(5,072)	(0.6)%
Total...................................................	710,189	100.0%	776,544	100.0%	838,258	100.0%
Operating result
Beer Chile Segment (1)..................	74,896	60.4%	77,191	56.2%	85,295	52.6%
Beer Argentina Segment (1)..........	10,627	8.6%	17,328	12.6%	22,028	13.6%
Non-alcoholic Beverages Segment (2)	21,633	17.4%	24,686	18.0%	32,364	20.0%
Wine Segment (3)............................	10,304	8.3%	12,220	8.9%	10,256	6.3%
Spirits Segment (4)…………………	6,016	4.9%	6,421	4.7%	6,409	4.0%
Other (5).............................................	515	0.4%	(464)	(0.3)%	5,698	3.5%
Total...................................................	123,990	100.0%	137,382	100.0%	162,049	100.0%

(1) Includes sales of beer, beer by-products and other products such as malt, spent grain and yeast.
(2) Includes sales of carbonated and non-carbonated soft drinks, nectar, mineral and purified water, sports and energy drinks, teaand related merchandise.
(3) Includes sales of wine, by-products and other products such as labels and corks.
(4) Includes sales of pisco, cocktails, rum and by-products.
(5) Includes the operating income of the plastic bottle and caps division, non recurring items and consolidation eliminations.

The following table presents operating results in millions of pesos and as a percentage of net sales:

			Year Ended December 31,
	2008		2009		2010
	(millions of CLP, except percentages and sales volume data)
Net sales	710,189	100.0%	776,544	100.0%	838,258	100.0%
Cost of goods sold	(335,579)	(47.3%)	(365,098)	(47.0%)	(383,813)	(45.8%)
Gross profit	374,610	52.7%	411,446	53.0%	454,445	54.2%
Other operating income	472	0.1%	(473)	(0.1%)	8,263	1.0%
MSD&A	(251,092)	(35.4%)	(273,591)	(35.2%)	(300,659)	(35.9%)
Operating result	123,990	17.5%	137,382	17.7%	162,049	19.3%

Net financing expenses	(4,797)	(0.7%)	(10,367)	(1.3%)	(8,288)	(1.0%)
Results of indexed units	(15,626)	(2.2%)	4,190	(0.5%)	(5,080)	(0.6%)
Exchange rate differences	(866)	(0.1%)	(1,390)	(0.2%)	(1,401)	(0.2%)
Share of profits of associates & joint	1,564	0.2%	1,349	0.2%	966	0.1%
ventures	1,563	0.2%	21,925	2.8%	655	0.1%
Other gains/(losses)	105,827	14.9%	153,089	19.7%	147,593	17.6%
Income before taxes
Income taxes	(10,524)	(1.5%)	(11,724)	(1.5%)	(27,656)	(3.3%)
Net profit for the year	95,303	13.4%	141,365	18.2%	119,937	14.3%
Attributable to:
Equity Holders of Parent Company	90,414	12.7%	128,037	16.5%	110,700	13.2%
Minority Interest	4,890	0.7%	13,328	1.7%	9,237	1.1%

Sales volume (1):
Beer (Chile) (2)	516.8		507.2		514.8
Beer (Argentina)	363.6		391.6		414.2
Non-alcoholic beverages	577.7		600.0		659.1
Wine (3)	101.0		122.0		128.5
Spirits	21.1		19.9		21.2

(1)In millions of liters.
(2)Free samples for promotions are considered in sales volume.

(3) Includes sales of wine in Argentina for the domestic market, which equaled 1.4 million liters in 2008, 2.1 million liters in 2009 and 2.9 million liters in 2010; wine exports from Argentina, totaling 4.8 million in 2008, 7.0 million in 2009 and 5.8 million in 2010; and bulk sales export in Chile and Argentina of 9.2 million liters in 2008, 11.5 million in 2009 and 9.5 million in 2010.

FISCAL YEAR ENDED DECEMBER 31, 2010 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 20091

The major occurrences of the fiscal year ended 2010 were: (a) the February 27, 2010 earthquake, which damaged our production capacity in our brewery located in Santiago and in some wineries and caused inventory losses in several different categories. As a result of the earthquake, an inevitable and temporary shortage in our supply of beer allowed our competitors to gain some market share, resulting in a 2.5% decrease in our market share. (b) The Chilean peso was on average 8.8% stronger than the U.S. dollar, setting a negative scenario for exports, though a positive one for buying commodities and other raw material imports. (c) Private consumption experienced a strong acceleration due to increasing employment rates after the February 27, 2010 earthquake. (d) increased competition in the one-way packaging and premium products market.

As of December 31, 2010, the earthquake had no net income statement effect, as the amount of the expenses and impairment of assets related to the earthquake were offset by identical amounts for insurance recoveries that were considered virtually certain under IAS 37. See Note 36 to the financial statements for further discussion.

Net Sales

Our net sales were CLP838,258 million in 2010, compared to CLP776,544 million in 2009, representing a 7.9% increase, primarily due to higher sales volumes and higher per unit prices in all segments.  The net sales performance of each of our business segments during 2010 is described below:

1 Segment analysis excludes “Other/eliminations” data.

Beer Chile:  Our net sales of beer in Chile increased 3.5% to CLP287,981 million in 2010, from CLP278,170 million in 2009. Such increase resulted primarily from a 2.4% increase in unit price and a 1.5% increase in sales volume.  Higher sales volumes, despite the initial negative impact of the February 27, 2010 earthquake in Chile, were primarily a result of the domestic private consumption acceleration, as well as the company’s proper sales execution. The higher per unit price of our products is a result of the price increase in premium and one-way packaging towards the end of 2010, and of a sales mix that included more premium beverages.

Beer Argentina:  Our net sales of beer in Argentina increased 13.9% to CLP156,363 million in 2010, from CLP137,296 million in 2009.  This increase was due to 5.8% higher beer sales volume and 6.6% increase in per unit price, measured in Chilean pesos. The higher beer sales volume  was a result of a slightly higher market share and better penetration of our products. Higher per unit prices were primarily a result of price increases implemented during 2010 to compensate for increased costs and expenses, as well as a higher incidence of direct sales in our sales mix.

Non-alcoholic beverages:  Our net sales of non-alcoholic beverages increased 10.9% to CLP223,476 million in 2010, from CLP201,512 million in 2009.  This increase in sales was due to a 9.8% increase in sales volume and 0.9% increase in unit price, on average. Higher sales volume are a result of increases of 8.9%, 16.9% and 8.3% in carbonated soft drinks, nectars and water volumes, respectively, as a result of increased consumption after the February 27, 2010 earthquake, slightly higher market share, and effective sales execution. Unit price for carbonated soft drinks increased by 1.8%, however unit price for nectars and water decreased by 0.2% and 3.1%, respectively.

Wine:  Our net sales of wine increased 6.1% to CLP132,293 million in 2010, from CLP124,726 million in 2009.  The increase in sales is due to a 9.3% increase in sales volume and a 0.5% decrease in unit prices.  The increase in sales volume was the result of a 9.5% increase in Chilean domestic volume and 11.2% increase in Chilean exports, which was offset by a 5.4% decrease in volume in  Argentina. The decrease in unit prices is due to 7.2% lower unit prices in Chilean exports, expressed in Chilean currency. Lower unit prices in Chilean exports are a result of  the appreciation of the local currency vis-à-vis the currencies of the exports’ destination countries. Domestic wine and Argentine wine average prices, also expressed in Chilean pesos, were 11.9% and 4.8% higher, respectively.

Spirits:  Our net sales of spirits increased 11.3% to CLP43,218 million in 2010, from CLP38,830 million in 2009. This increase in sales is due to a 6.7% increase in sales volume and a 1.2% increase in per unit price due a sales mix that included more premium beverages.

Cost of Goods Sold

Our cost of goods sold consists primarily of the cost of raw materials, packaging, labor costs for production personnel, depreciation of assets related to production, depreciation of returnable bottles, licensing fees, bottle breakage and costs of operating and maintaining plants and equipment. Our cost of goods sold in 2010 was CLP383,813 million, compared to CLP365,098 million in 2009. As a percentage of net sales, cost of goods sold was 45.8% in 2010 and 47.0% in 2009. Our cost of goods sold for each business segment during 2010 is described below:

Beer Chile:  Our cost of goods sold for our Chilean beer segment decreased 0.3% to CLP113,816 million in 2010, from CLP114,108 million in 2009.  This decrease was due to a stronger Chilean peso and lower costs for some raw materials in U.S. dollars, compensating for the higher sales mix of premium and one-way products, which tend to have a higher production cost.  Cost of goods sold as a percentage of net sales decreased from 41.0% in 2009 to 39.5% in 2010.

Beer Argentina:  Our cost of goods sold for our Argentine beer segment increased 8.8% to CLP66,543 million in 2010, from CLP61,154 million in 2009, due to inflationary costs pressures. Cost of goods sold as a percentage of net sales decreased from 44.5% in 2009 to 42.6% in 2010, primarily a result of higher average prices.

Non-alcoholic beverages:  Our cost of goods sold for our non-alcoholic beverage segment increased 7.5% to CLP108,666 million in 2010, from CLP101,075 million in 2009. This increase was due to higher sales volume, given that the unitary cost of our goods was lower than in 2009. Cost of goods sold as a percentage of net sales decreased from 50.2% in 2009 to 48.6% in 2010.

Wine:  Our cost of goods sold for our wine segment increased 7.7% to CLP83,876 million in 2010, from CLP77,855 million in 2009.  This increase was primarily a result of higher cost of wine used as raw material in 2010, due to the scarcity created by the wine losses after the February 27, 2010 earthquake and a colder than usual spring. Cost of goods sold as a percentage of net sales increased from 62.4% in 2009 to 63.4% in 2010.

Spirits:  Our cost of goods sold for our spirits segment increased 9.8f% to CLP22,622 million in 2010, from CLP20,602 million in 2009 as a result of an increase in the costs of raw materials driven by the February 27, 2010 earthquake.  Cost of goods sold as a percentage of net sales decreased from 53.1% in 2009 to 52.3% in 2010.

Gross Profit

Our gross profit increased 10.5% to CLP454,445 million in 2010, from CLP411,446 million in 2009.  This increase was due to an increase in our sales above the increase in cost of goods sold.  As a percentage of net sales, gross profit increased from 53.0% in 2009 to 54.2% in 2010.

Marketing and Selling, Distribution and Administrative Expenses

Our marketing and selling, distribution and administrative expenses (“MSD&A”) primarily include advertising and promotional expenses, salaries of administrative personnel, maintenance, general expenses, transportation costs and services provided by third parties.  Our MSD&A increased 9.9% in 2010 to CLP300,659 million, from CLP273,591 million in 2009.  As a percentage of net sales, our MSD&A increased from 35.2% in 2009 to 35.9% in 2010. The MDA&A performance of each business segment during 2010 is described below:

Beer Chile:  The MSD&A of our Chilean beer segment increased 3.6% to CLP89,203 million in 2010, from CLP86,072 million in 2009.  The increase in MSD&A is primarily attributable to higher marketing and distribution expenses. The higher marketing expenses were related to the introduction of a new image for the Cristal brand, which started in 2009, the activities surrounding the 2010 Soccer World Cup in South Africa and the bicentennial celebration of Chile’s independence. As a percentage of net sales, our MSD&A increased from 30.9% in 2009 to 31.0% in 2010.

Beer Argentina:  The MSD&A of our Argentine beer segment increased 15.6% to CLP68,006 million in 2010, from CLP58,814 million in 2009.  The increase in MSD&A is primarily due to higher distribution expenses, higher investment in marketing and higher personnel expenses, all related to inflationary pressures.  As a percentage of net sales, our MSD&A increased from 42.8% in 2009 to 43.5% in 2010.

Non-alcoholic beverages:  The MSD&A of our non-alcoholic beverage segment increased 9.6% to CLP82,745 million in 2010, from CLP75,503 million in 2009. This increase is primarily due to higher distribution expenses.  As a percentage of net sales, our MSD&A for this segment decreased from 37.5% in 2009 to 37.0% in 2010, primarily as a result of the dilution of fixed expenses due to higher sale volumes.

Wine:  The MSD&A of our wine segment increased 9.5% to CLP38,372 million in 2010, from CLP35,055 million in 2009.  This increase in MSD&A is primarily related to higher volumes. As a percentage of net sales, our MSD&A for this segment increased from 28.1% in 2009 to 29.0% in 2010.

Spirits:  The MSD&A of our spirits segment decreased 21.7% to CLP14,368 million in 2010, from CLP11,802 million in 2009.  This decrease in MSD&A is primarily due to higher marketing and distribution expenses, after bringing the marketing rate to historical normal levels. As a percentage of net sales, our MSD&A for this segment increased from 30.4% in 2009 to 33.2% in 2010.

Other Operating Income/(expenses)

The other operating income/(expenses) increased in 2010 resulting in a net income of CLP1,472 million, as compared to a net expense of CLP473 million in 2009. With the exception of the wine segment, all segments contributed to the positive variance. In 2010, we recorded a non-recurring profit of CLP6,791 million generated in the sale of a property in Perú, which was not allocated to any business segment.

Operating Result

Our operating result increased 18.0% in 2010 to CLP162,049 million, as compared to CLP137,382 million in 2009, including the described non-recurring profit. As a percentage of net sales, operating result increased from 17.7% in 2009 to 19.3% in 2010. Excluding non-recurring profit, the operating result would have increased 13.0% and, as a percentage of net sales, would have increased 0.8%. The operating result performance of each of our business segments during 2010 is described below:

Beer Chile:  The operating result from our Chilean beer segment increased 9.7% to CLP85,295 million in 2010, from CLP77,191 million in 2009.  Our operating margin for this segment increased from 27.7% in 2009 to 29.6% in 2010.

Beer Argentina:  The operating result from our Argentine beer segment, measured in Chilean pesos, increased 27.1% to CLP22,028 million in 2009, from CLP17,328 million in 2009.  The results of this business segment are affected by the fluctuation of the Chilean peso vis-à-vis the Argentine peso, taking into account the Chilean peso as functional currency, when IFRS was adopted. Our operating margin for this segment increased from 12.6% in 2009 to 14.1% in 2010.

Non-alcoholic beverages:  The operating result from our non-alcoholic beverage segment increased 31.1% to CLP32,364 million in 2010, from CLP24,686 million in 2009. Our operating margin for this segment increased from 12.3% in 2009 to 14.5% in 2010.

Wine:  The operating result from our wine segment decreased 16.1% to CLP10,256 million in 2010, from CLP12,220 million in 2009.  Our operating margin for this segment decreased from 9.8% in 2009 to 7.8% in 2010.

Spirits:  The operating result from our spirits segment decreased 0.2% to CLP6,409 million in 2010, from CLP6,421 million in 2009. Our operating margin for this segment decreased from 16.5% in 2009 to 14.8% in 2010.

Net Financing Expenses

Our net financing expenses decreased 20.1% to CLP8,288 million in 2010 as compared to CLP10,367 million in 2009.  This decrease is primarily due to a higher level of financial debt in 2009 as a result of the refinancing of a USD$100 million loan that was originally due in November 2009 and the acquisition of Viña Tarapacá.. We improved our liquidity by offering local bonds in April 2009.

Share of profits of associates and joint ventures

CCU has 50% participation in each of the following companies: Cervecería Austral S.A., Foods, Viña Valles de Chile S.A. and Promarca. The share of the profit in the referred companies decreased 13.7% to CLP966 million in 2010, from CLP1,349 million in 2009.

Result of indexed units and Exchange rate differences

The adjustment units applied to our liabilities due to Chilean inflation and foreign exchange fluctuations resulted in a net loss of CLP6,481 million in 2010, as compared to a net profit of CLP2,800 million in 2009. These results are largely due to the effect of a negative 2.3% inflation rate in 2009, compared to a positive inflation rate of 3.0% in 2010, over the Company’s UF2 denominated liabilities, despite the lower average UF liability balances held in 2010.  A loss results from holding a net position of UF denominated liabilities during inflationary periods, or from holding foreign currency denominated liabilities in excess of foreign currency denominated assets during periods of devaluation of the Chilean peso.

Other gains (losses) net

Our other gains decreased from a net gain of CLP21,925 million in 2009 to a net loss of CLP655 million in 2010. The change is largely explained by the CLP24,439 million result before taxes generated from the sale of 29.9% of Aguas CCU in 2009.

2 The Unidad de Fomento (UF) is a monetary unit expressed in Chilean pesos, whose value is indexed to the Chilean inflation.

Income taxes

Our income taxes for 2010 amounted to CLP27,656 million, translating into an effective consolidated tax rate of 18.7%. Income taxes in 2009 amounted to CLP11,724 million translating into an effective consolidated tax rate of  7.7%.  In 2009, our effective consolidated tax rate was lower than the Chilean statutory rate of 17%, primarily due to a reduction in our income tax due to an investment restructuring and non-taxable income generation.

Net profit of the year

Our net profit for 2010 decreased 15.2% from CLP141,365 million in 2009 to CLP119,937 million in 2010, primarily as a result of the lack of the non-recurrent profit generated in 2009 due to the sale of 29.9% of Aguas CCU and the effect of a positive inflation rate in 2010 on our UF denominated net liabilities, as compared to the deflation experienced through 2009.

Net profit attributable to equity holders of parent company

Our net profit attributable to equity holders of our parent company decreased 13.5% from CLP128,037 million in 2009 to CLP110,700 million in 2010 for the reasons explained in the preceding paragraphs.

Net profit attributable to minority interest

Minority interest decreased from CLP13,328 million in 2009 to CLP9,237 million in 2010. This decrease was primarily due to lower results in Aguas CCU, VSPT and CPCh, partially compensated by better results in  Cervecera Kunstmann S.A., and CCU Argentina, coupled with the decrease in our ownership stake of Aguas CCU.

FISCAL YEAR ENDED DECEMBER 31, 2009 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 20083

Net Sales

Our net sales were CLP776,544 million in 2009 compared to CLP710,189  million in 2008, representing a 9.3% increase, which is primarily due to higher sales volumes in beer Argentina, in non-alcoholic beverages, and in wine.  Average prices per unit were higher in all segments.  The net sales performance of each of our business segments during 2009 is described below:

Beer Chile:  Our net sales of beer in Chile increased 3.0% to CLP278,170 million in 2009, from CLP270,058 million in 2008. This increase was due to a 6.0% increase in unit price and a 1.9% decrease in sales volume.  Lower sales volumes were primarily a result of the local effect of the global financial crises which adversely affected the employment, in particular in the construction sector. Higher per unit price is a consequence of the price increases in August and October 2008 and of a more premium sales mix.

Beer Argentina:  Our net sales of beer in Argentina increased 19.2% to CLP137,296 million in 2009, from CLP115,187 million in 2008.  This increase was due to 7.7% higher beer sales volume and 15.1% increase in per unit price in Chilean pesos. Higher volumes are due to the acquisition of ICSA in April 2008, which resulted in the addition of three new beer brands: Imperial, Bieckert and Palermo and a brewing facility in Luján and also to a 0.9% organic growth. Higher prices were primarily due to price increases implemented during the year and a higher premium product mix.

Non-alcoholic beverages:  Our net sales of non-alcoholic beverages increased 7.7% to CLP201,512 million in 2009, from CLP187,071 million in 2008.  This increase in sales was due to a 3.8% increase in sales volume and 3.7% increase in unit price.  Higher sales volume is due to increases of 2.9%, 11.0% and 2.7% in soft drinks, nectars and water volumes. Unit price increased 3.3%, 2.2% and 4.8% in soft drinks, nectar and water, respectively.

Wine:  Our net sales of wine increased 34.6% to CLP124,726 million in 2009, from CLP92,671 million in 2008.  The increase in sales is due to a 20.1% increase in sales volume and 9.8% increase in unit prices.  The increase in sales volume was the result of an organic increase of 6.7% and 13.4% is explained by the brands acquired with the merger of Viña San Pedro S.A. and Viña Tarapacá S.A. in the last quarter 2008. The total volume increase is broken down as follows: the Chilean domestic volume increased 5.5%, the Chilean exports grew 35.3% and Argentine wine volume was 50% higher. The increase in unit prices is due to 5.1%, 4.8% and 2.8% higher unit prices in the domestic market, Chilean exports and Argentine wine, respectively.

3 Segment analysis excludes “Other/eliminations” data.

Spirits:  Our net sales of spirits [increased] 0.1% to CLP38,830 million in 2009, from CLP38,799 million in 2008. This increase in sales is due to a 5.4% decrease in sales volume compensated by a 5.2% higher per unit price. Lower volume and price is primarily due to consumer’s habit changes towards other imported liquor.

Cost of Goods Sold

Our cost of goods sold consists primarily of the cost of raw materials, packaging, labor costs for production personnel, depreciation of assets related to production, depreciation of returnable bottles, licensing fees, bottle breakage and costs of operating and maintaining plants and equipment. Our cost of goods sold in 2009 was CLP365,098 million compared to CLP335,579 million in 2008. As a percentage of net sales, cost of goods sold was 47.0% in 2009 and 47.3% in 2008. Our cost of goods sold for each business segment during 2009 is described below:

Beer Chile:  Our cost of goods sold for our Chilean beer segment increased by 2.6% to CLP114,108 million in 2009, from CLP111,191 million in 2008.  This increase was due to higher costs of raw materials in US$ in addition to higher sales mix of premium and one-way products. Cost of goods sold as a percentage of net sales decreased from 41.2% in 2008 to 41.0% in 2009.

Beer Argentina:  Our cost of goods sold for our Argentine beer segment increased by 9.9% to CLP61,154 million in 2009, from CLP55,623 million in 2008. Cost of goods sold as a percentage of net sales decreased from 48.3% in 2008 to 44.5% in 2009, primarily due to higher volumes and costs of raw materials, higher personnel and energy costs.

Non-alcoholic beverages:  Our cost of goods sold for our non-alcoholic beverage segment increased by 7.5% to CLP101,075 million in 2009, from CLP93,993 million in 2008. This increase was due to higher direct costs due to higher sales volume and higher costs of raw material, mostly sugar. Cost of goods sold as a percentage of net sales remained at 50.2% in 2009.

Wine:  Our cost of goods sold for our wine segment increased by 44.5% to CLP77,855 million in 2009, from CLP53,891 million in 2008.  This increase was primarily due to higher costs of grapes in 2009. Cost of goods sold as a percentage of net sales increased from 58.2% in 2008 to 62.4% in 2009.

Spirits:  Our cost of goods sold for our spirits segment increased by 0.5% to CLP20,602 million in 2009, from CLP20,502 million in 2008.  Cost of goods sold as a percentage of net sales increased from 52.8% in 2008 to 53.1% in 2009, primarily due to the lower costs of grapes in 2008.

Gross Profit

Our gross profit increased 9.8% to CLP411,446 million in 2009, from CLP374,610 million in 2008.  This increase was due to an increase in our sales above the increase in cost of goods sold.  As a percentage of net sales, gross profit increased from 52.7% in 2008 to 53.0% in 2009.

Marketing and Selling, Distribution and Administrative Expenses

Our MSD&A, primarily include advertising and promotional expenses, salaries of administrative personnel, maintenance, general expenses, transportation costs and services provided by third parties.  Our MSD&A increased 9.0% in 2009 to CLP273,591 million, from CLP251,092 million in 2008.  As a percentage of net sales, our MSD&A decreased from 35.4% in 2008 to 35.2% in 2009. The MDA&A performance of each business segment during 2009 is described below:

Beer Chile:  The MSD&A of our Chilean beer segment increased 3.2% to CLP86,072 million in 2009, from CLP83,434 million in 2008.  The increase in MSD&A is primarily due to higher distribution expenses and marketing investment in relation to the launching of Cristal’s new image, partially offset by lower salary expenses.  As a percentage of net sales, our MSD&A remained at 30.9% in 2009.

Beer Argentina:  The MSD&A of our Argentine beer segment increased 19.3% to CLP58,814 million in 2009, from CLP49,297 million in 2008.  The increase in MSD&A is primarily due to higher distribution expenses, higher investment in marketing and higher personnel expenses.  As a percentage of net sales, our MSD&A remained at 42.8% in 2009.

Non-alcoholic beverages: The MSD&A of our non-alcoholic beverage segment increased 5.6% to CLP75,503 million in 2009, from CLP71,466 million in 2008. This increase is primarily due to higher distribution expenses.  As a percentage of net sales, our MSD&A for this segment decreased from 38.2% in 2008 to 37.5% in 2009, primarily due to the dilution of fixed expenses as a result of higher sale volumes.

Wine:  The MSD&A of our wine segment increased 21.1% to CLP35,055 million in 2009, from CLP28,939 million in 2008.  This increase in MSD&A is primarily related to higher volumes and to the merger with Viña Tarapacá in the last quarter of 2008. As a percentage of net sales, our MSD&A for this segment decreased from 31.2% in 2008 to 28.1% in 2009.

Spirits:  The MSD&A of our spirits segment decreased 2.1% to CLP11,802 million in 2009, from CLP12,053 million in 2008.  This decrease in MSD&A is primarily due to lower marketing expenses.  As a percentage of net sales, our MSD&A for this segment decreased from 31.1% in 2008 to 30.4% in 2009.

Other Operating Income/(expenses)

The Other operating income/(expenses) decreased in 2009 to a net expense of CLP473 million as compared to an income of CLP472 million in 2008. The negative variation was originated in the segments Beer Chile (CLP261 million), Beer Argentina (CLP359 million), non-alcoholic beverages (CLP268 million) and Wine (CLP60 million), whereas in the Spirits segment the variation was positive CLP224 million.

Operating Result

Our operating result increased by 10.8% in 2009 to CLP137,382 million as compared to CLP123,990 million in 2008. As a percentage of net sales, operating result increased from 17.5% in 2008 to 17.7% in 2009. The operating result performance of each of our business segments during 2009 is described below:

Beer Chile:  The operating result from our Chilean beer segment increased by 3.1% to CLP77,191 million in 2009, from CLP74,896 million in 2008.  Our operating margin for this segment remained at 27.7%.

Beer Argentina:  The operating result from our Argentine beer segment, measured in Chilean pesos, increased by 63.1% to CLP17,328 million in 2009, from CLP10,627 million in 2008.  The results of this business segment are affected by the fluctuation of the Chilean peso vis-à-vis the Argentine peso after choosing this latter currency as functional currency, when IFRS was adopted. Our operating margin for this segment increased from 9.2% in 2008 to 12.6% in 2009.

Non-alcoholic beverages:  The operating result from our non-alcoholic beverage segment increased by 14.1% to CLP24,686 million in 2009, from CLP21,633 million in 2008. Our operating margin for this segment increased from 11.6% in 2008 to 12.3% in 2009.

Wine:  The operating result from our wine segment increased by 18.6% to CLP12,220 million in 2009, from CLP10,304 million in 2008.  Our operating margin for this segment decreased from 11.1% in 2008 to 9.8% in 2009.

Spirits:  The operating result from our spirits segment increased by 6.7% to CLP6,421 million in 2009, from CLP6,016 million in 2008. Our operating margin for this segment increased from 15.5% in 2008 to 16.5% in 2009.

Net financing expenses

Our net financing expenses increased 116.1% to CLP10,367 million in 2009 as compared to CLP4,797 million in 2008.  This increase is primarily due to a higher level of financial debt caused by the early procurement of the refinancing of a USD$100 million loan due in November 2009 and the acquisition of Viña Tarapacá, in a year with complex world liquidity. We improved our liquidity by offering local bonds in April.

Share of profits of associates and joint ventures

CCU has 50% participation in each of the following companies: Cervecería Austral S.A., Foods, Viña Valles de Chile S.A. and Promarca and the share of the profit in the referred companies decreased 13.7% to CLP1,349 million in 2009, from CLP1,564 million in 2008.

Result of indexed units and Exchange rate differences

The adjustment units applied to our liabilities due to Chilean inflation and foreign exchange fluctuations resulted in a net profit of CLP2,800 million in 2009, as compared to a net loss of CLP16,492 million in 2008. These results are largely due to the effect of a negative 2.3% inflation rate in 2009 compared to a positive 8.9% in 2008, over the Company’s UF4 denominated liabilities.  A loss results from holding a net position of UF denominated liabilities during inflationary periods, or from holding foreign currency denominated liabilities in excess of foreign currency denominated assets during periods of devaluation of the Chilean peso.

Other gains (losses) net

Our other gains, including the immediately recognized negative goodwill presented in a separate line in 2008,  increased from a net profit of CLP1,563 million in 2008 to a net gain of CLP21,925 million in 2009. The CLP20,362 million variance is largely explained by the CLP24,439 million result before taxes generated with the sale of 29.9% of Aguas CCU in 2009.

Income taxes

Our income taxes for 2009 amounted to CLP11,724 million, translating into an effective consolidated tax rate of 7.7%. Income taxes in 2008 amounted to CLP10,524 million translating into an effective consolidated tax rate of 9.9%.  In 2009, our effective consolidated tax rate was lower than the Chilean statutory rate of 17%, primarily due to a reduction in our income tax resulting from an investment restructuring and from non-taxable income generation.

Net profit of the year

Our net profit of the year increased 48.3% from CLP95,303 million in 2008 to 141,365 million in 2008 due to a better operating result, a non recurrent profit in the sale of 29.9% of Aguas CCU and a favorable financial position vis-à-vis a negative inflation.

Net profit attributable to equity holders of parent company

Our net profit attributable to equity holders of our parent company increased 41.6% from CLP90,414 million to CLP128,037 million for the reasons explained in the preceding paragraph.

Net profit attributable to minority interest

Minority interest increased from CLP4,890 million in 2008 to CLP13,328 million in 2009. This increase was primarily due to better results in Aguas CCU, CPCh, Cervecera Kunstmann S.A., VSPT and CICSA, coupled with a participation decrease in Aguas CCU

Liquidity and Capital Resources

Our main source of liquidity has been cash generated by our operating activities, which amounted to CLP150,844 million and CLP159,265 million during 2009 and 2010, respectively.

Our cash flow from operations and working capital are our primary sources to meet both our short-term and long-term obligations. In the opinion of our management, they are sufficient to this end.

In 2010, our cash flows provided by operating activities totalled CLP159,265 million. The main component of cash flows generated by operating activities in 2010 were amounts collected from clients net of payment to suppliers of CLP365,609 million compared to CLP392,971 million in 2009.

In 2010, our cash flows used in financing activities totalled CLP79,364 million compared to CLP37,057 million in 2009. The main components of cash flows used in financing activities consisted of dividends paid of CLP72,371 million and repayment of bank borrowings of CLP7,038 million, partially offset by proceeds from short-term borrowings of CLP8,571 million. In 2009, payments of cash dividends were CLP50,710 million and repayment of bank borrowings was CLP97,608 million and there were no proceeds from short-term borrowing, however the proceeds from long-term borrowings were CLP118,032 million.

4 The Unidad de Fomento (UF) is a monetary unit expressed in Chilean pesos, whose value is indexed to the Chilean inflation.

In 2010, our cash used in investment activities totalled CLP65,348 million compared CLP30,732 million in 2009. The main components of cash used in investment activities in 2010 consisted of capital expenditures of CLP64,396 million and payments made to obtain control of subsidiaries or other businesses of CLP10.646 million, partially offset by the proceeds from sale of assets of CLP11,162 (primarily attributable to the one time cash flow of CLP10,953 million on the Peru site sale, sale profit net of tax was paid in Peru).

There are no material restrictions, either legal or economic, that would limit our ability to transfer funds (i.e., dividends, loans, or advances) from our subsidiaries to us.

As of December 31, 2010, we had CLP77,411 million in cash, time deposits and marketable securities, which does not include CLP74,203 million corresponding to readjustable promissory notes issued by the Central Bank and purchased under resale agreements. Indebtedness, including accrued interest, amounted to CLP225,308 million as of December 31, 2010. Short-term indebtedness included:

• CLP5,829 million of short-term bank borrowings.

• CLP5,087 million of bonds payable.

• CLP431 million of financial lease obligations

As of December 31, 2010, long-term indebtedness, excluding the current portion, comprised:

• CLP42,722 million of long-term obligations to banks, and

• CLP155,813 million of long-term obligations to the public represented by bonds.

• CLP15,426 million of long-term financial lease obligations.

On April 2, 2009 the Company issued two series of notes for UF 3 million and UF 2 million for a total of CLP104,188 million in order to refinance a previous loan of CLP30.000 million and the US$100 million syndicated loan due in November 2009. The conditions of the bonds are as follows:

	“I” Series	“H” Series
UF amount	3 million	2 million
Term	5 years	21 years
Duration	4.63 years	11.5 years
Amortization	Bullet	Since year 11
Interest Rate	UF+3.00%	UF+4.25%

As mentioned before, during the last quarter of 2009 we repaid a syndicated loan of US$100 million which had been converted into a fixed-rate UF loan through a cross currency swap.

As of December 31, 2010, some of our outstanding debt instruments required that we maintain certain financial ratios. The most significant covenants required us to maintain a consolidated interest coverage ratio (the ratio of operating result (“EBIT”) plus depreciation and operating amortization to interest expenses) equal to or higher than 3.00 to 1.00; to maintain a consolidated leverage ratio (the ratio of adjusted liabilities to adjusted equity) equal or lower than 1.50 to 1.00 in CCU, 1.20 to 1.00 in VSPT and 2.00 to 1.00 in CPCh; a minimum consolidated equity of CLP312,516.75 million, of CLP83,337.8 million in VSPT and of UF700 thousand (CLP15,019 million as of Dec 31, 2010) in CPCh; and a maximum indebtedness ratio of  less than 3.00 to 1:00 from financial liabilities (bank loans, notes, and leasing obligations) to EBITDA. Furthermore, we were required to maintain a ratio of our unpledged assets over our unsecured liabilities of at least 1.2. The definition of, and calculation mechanics for, all covenants were established when we first entered into these debt instruments, and were based on Chilean GAAP, which are no longer in use since the Company adopted IFRS, as issued by the IASB. For that reason, the Company in 2010 adapted, with the consent of its creditors, these requirements to the new accounting standards and principles.

At December 31, 2010, we met all our financial debt covenants and had a consolidated interest coverage ratio of 18.79 to 1, a consolidated leverage ratio of 0.77 to 1. The consolidated adjusted equity attributable to equity holders of the parent company as of December 31, 2010 was CLP542,531 million. Our indebtedness ratio was 1.16 and the ratio of unpledged assets over unsecured liabilities was 2.3, respectively.

None of our indebtedness, or that of our subsidiaries, contains any term that restricts our ability to pay dividends other than the requirement to maintain a minimum consolidated equity.

The following table summarizes debt obligations held by us as of December 31, 2010. The table presents principal payment obligations in millions of Chilean pesos by interest rate structure, financial instrument and currency, with their respective maturity dates and related weighted-average interest rates:

Interest - Bearing Debt as of December 31, 2010 – Cash flow
(millions of CLP, except percentages)
				Contractual Maturity Date
Fixed Rate	Average Int. Rate		2011	2012	2013	2014	2015	Thereafter	TOTAL
CLP (UF) (1)	Bonds	3.7%	9,490	9,344	9,199	72,461	6,991	100,066	207,551
CLP (UF) (1)(2)	Banks	6.7%	2,056	11,975	1,260	1,191	1,155	29,327	46,964
US$	Banks	3.2%	1,710	-	-	-	-	-	1,710
Argentine pesos	Banks	14.5%	3,808	-	-	-	-	-	3,808

Total			17,063	21,319	10,459	73,652	8,146	129,394	260,033
Variable Rate	Averge Int. Rate		2011	2012	2013	2014	2015	Thereafter	TOTAL
US$ (3)	Banks	0.7%	354	33,468	-	-	-	-	33,823

Total			354	33,468	-	-	-	-	33,823
(1) A UF (Unidad de Fomento) is a daily indexed, peso-denominated monetary unit. The UF is set daily in advance based on the previous month's inflation rate.
(2) Includes banks and financial institutions.
(3) Includes the US$70 million syndicated loan, which is hedged through cross-currency interest rate swap agreements. As of December 31, 2010, LIBOR was applied until maturity.

To hedge our market risks, we hold debt obligations in various currencies and enter into derivatives contracts.  See “Item 11: Quantitative Information about Market Risk.”

Our treasury policy is to invest in highly liquid financial instruments issued by first class financial institutions.  Investments are made primarily in Chilean pesos and U.S. dollars.  As of December 31, 2010, we had invested CLP122,293 million in Chilean peso related instruments.

The following table summarizes financial instruments, including time deposits, marketable securities and securities purchased pursuant to repurchase agreements, held by us as of December 31, 2010:

Short-Term Financial Instruments (millions of CLP)

Time deposits	45,789
Marketable securities	2,301
Repos	74,203
Total	122,293

Capital Expenditures Commitments

Our plans for capital expenditures through 2014 period are displayed in the following table:

					2014
Business Unit		2011	2012	2013
		(millions of CLP)
Beer Chile
	Machinery and equipment	16,217	43,979	11,116	6,298
	Packaging	5,544	10,663	7,095	6,037
	Marketing assets	2,301	2,672	2,717	2,763
	Software and hardware	189	91	86	86
	Others	3,700	410	112	128
	Total	27,950	57,816	21,126	15,312

Beer Argentina
	Machinery and equipment	4,861	10,581	11,372	7,677
	Packaging	5,354	3,973	3,973	3,973
	Marketing assets	2,218	1,742	1,742	1,742
	Software and hardware	504	53	475	69
	Others	70	285	74	74
	Total	13,007	16,634	17,637	13,535

Non-alcoholic beverages
	Machinery and equipment	4,850	29,445	6,168	9,687
	Packaging	7,191	6,887	7,198	7,569
	Marketing assets	4,804	4,560	4,560	2,441
	Software and hardware	32	21	17	26
	Others	296	465	305	714
	Total	17,173	41,379	18,249	20,438

Wine
	Machinery and equipment	4,083	4,036	3,437	6,241
	Packaging	1,113	1,547	1,620	1,697
	Marketing assets	19	0	0	0
	Software and hardware	16	144	146	147
	Others	1,904	1,168	1,202	884
	Total	7,136	6,895	6,405	8,969

Spirits
	Machinery and equipment	2,640	792	770	375
	Packaging	171	0	0	0
	Marketing assets	152	0	0	0
	Software and hardware	0	0	0	0
	Others	411	0	0	0
	Total	3,374	792	770	375

Others		44,919	30,757	27,982	15,284

Total		113,559	154,272	92,167	73,911

During the years 2011 through 2014, we plan to make capital expenditures mainly to adapt, update and increase production capacity, install new packaging lines, enhance environmental protection, optimize our distribution system and warehouse facilities, invest in additional returnable bottles and crates to replace obsolete inventories, adapt to new packaging formats and support industry volume growth.  Capital expenditures are also focused on improving management information systems and making additional investments in marketing assets.

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

Contractual Obligations

The following table summarizes our known contractual obligations as of December 31, 2010:

	Payments due by period (unaudited, in millions of CLP)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	259,322	16,358	63,126	79,706	100,132
Capital Lease Obligations (1)	34,533	1,060	2,120	2,092	29,261
Operating Lease Obligations (2)	121,443	40,919	34,651	14,670	31,204
Purchase Obligations (3)	188,016	34,080	34,080	48,323	51,484
Total	603,314	112,466	133,976	144,790	212,081

(1)    Includes our obligation to lease our new headquarter building (see Note [26] to the financial statements).

(2)    Includes real state property, vineyards and warehouse leases, as well as marketing contracts.

(3)    Includes raw material purchase contracts.

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

We record payments made under operating leases as expenses, and none of our operating lease obligations are reflected on our balance sheet. We have no other off-balance sheet arrangements. See Note 34 to our audited consolidated financial statements for a more detailed discussion of contingencies, including guarantees.

Research and Development

Innovation is the driver that allows CCU to meet a constantly evolving demand. Our research and development efforts to continuously satisfy the market introducing new products and brands, although significant, do not involve material expenditures, as we have a close relationship with the companies that own the brands subject to license contracts. Thus, development is focused on the development and enhancement of spirits, namely variants of pisco and rum. The relationship with the license owners is a constant resource in these matters as well as in the application of production best practices, providing access to the “state of the art” in the industry. In 2003, we entered into two technical agreements with Heineken International for assistance regarding all technical issues related to the production and bottling of Heineken Lager, one for Chile and the other one for Argentina. The initial term of these agreements is ten years beginning in June 2003, renewable for subsequent periods of five years. In May 2004, we entered into a technical assistance agreement with Heineken Technical Services B.V. for operational aspects of our breweries, with an initial term of one year, renewable for subsequent periods of one year each.  See “Item 6: Directors, Senior Management and Employees” and “Item 7: Major Shareholders and Related Party Transactions.”  The license agreement between CCU Argentina and Anheuser-Busch, signed in 1995, as amended, also provides us with both technical and marketing assistance for the production and marketing of Budweiser beer brand in Argentina.  See “Item 4: Information on the Company – Our Business – Business Overview – Our Beer Business – Our Beer Business in Argentina – Beer Production and Marketing in Argentina.”

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

b) Goodwill, impairment of goodwill and intangible assets other than goodwill: Management exercises judgment in assessing goodwill and the useful lives of other intangible assets including commercial trademarks and software programs. Judgments are also exercised for assessing potential impairments for these kinds of assets. Goodwill is recorded as the excess of the purchase price of companies acquired over the fair value of identifiable net assets acquired and is accounted for at its cost value less accumulated impairment losses, if any. Goodwill in the acquisition of joint ventures is assessed for impairment as part of the investment, provided that there are signs indicating that the investment may be impaired. We annually review the recorded value of our goodwill, or sooner if changes in circumstances indicate that the carrying amount may exceed fair value.  Recoverability of the carrying value of the asset is determined by comparing net book value, including goodwill, to fair value based on the estimated future net cash flows of the relevant assets. See Note 2.14 and 2.15.

c) Deposits on bottles and containers:  In Chile, returnable bottles are proprietary and are only given to customers in exchange for a deposit equivalent to a significant portion of the replacement cost of such bottles. The amount collected is recorded in the deposits on bottles and containers liability account that is not price-level adjusted. The deposit is returned to the customer when the bottles and the commodity agreement are returned. The expected return of bottles and containers put into circulation in the market and the estimated value of valid deposits, especially those from glass bottles, are adjusted annually.  The adjustment is based on an estimate that is carried out by counting the bottles held by customers and adding an estimate of the number of bottles in hands of the final consumers. This latter estimate is based on independent studies and historical information regarding the return of these bottles. In Argentina, all companies use the same returnable bottles. Therefore, unlike in Chile where returnable bottles are proprietary and require a deposit, bottles are delivered in bailment to customers. See Note 2.21.

d) Severance Indemnities: As of December 31, 2010, the liabilities for mandatory severance indemnities have been determined at their current actuarial value, based on the accrued cost of the benefit, using an annual discount interest rate of 7.7% in Chile and 13.9% in Argentina.  The calculation also considers several assumptions such as the estimated years of service that the personnel will have at the date of their retirement, mortality rates and future salary increases.

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

The assets at fair value through income include financial assets held for trading, and financial assets classified as held for trading by the Company. Financial assets are classified as held for trading when acquired with the purpose of selling them within a short term. Derivative instruments are classified as held for  trading, unless they are classified as hedge instruments.

The estimated losses from bad debts are determined by applying differentiated percentages, taking into account maturity factors, until reaching 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, for which losses are estimated due to partial deterioration based on a case by case analysis.

Trend Information

The Chilean economy experienced a 5.2% increase in 2010, after decreasing 1.7% in 2009, thus showing its largest expansion since 2005 and leaving behind the low expectations after the February 27, 2010 earthquake. All the economic sectors contributed to the positive results, with the exception of the fishing and industrial sectors, which showed decreased activity as a result of the February 27, 2010 earthquake. According to the statistics published by the Central Bank of Chile, as of May of 2011, the GDP growth for the year has been estimated at 6%. During 2010, on the domestic side of the economy, internal demand increased 16.4%, private consumption increased 10.4%, capital accumulation increased 18.8% (including a sharp increase in equipment of 38.5%) and investment in construction increased 1.8%. With regards to private consumption, the mentioned average of 10.4% increase was a result of a significant increase in durable goods, mostly cars and electric appliances, and a decreased in non-durable goods. On the other hand, public spending increased 3.3%. Retail activity increased 13.3%, which resulted in a quarter of the GDP growth. Economic activity after the February 27, 2010 earthquake explains the growth in retail activity that is associated with the reconstruction and restocking of goods after a natural disaster, and also the increased activity in the construction sector associated with demolition and repair expenses, which compensated for the lower investment in public works.  The inflation rate was 3.0% in 2010 and it is expected to be higher in 2011, reaching 4.5%. Unemployment was 8.1% on average, and decreased to 7.1% in the last quarter 2011.  We cannot assure you that our products’ consumption will vary in the same proportion as the overall economic indicators, since there is no perfect correlation. The conditions in particular sectors of the economy may have different impact in our business. Factors such as competition and changes in relative prices among the various types of beverages can affect the consumption of our products. In particular, our beer brands in Chile may face increased competition from other brewers as well as from alcoholic beverages, such as wine and spirits, and non‑alcoholic beverages, such as soft drinks. Historically, beer consumption in Chile has been influenced by changes in domestic wine prices.  Increases in domestic wine prices tend to increase beer consumption, while reductions in wine prices have reduced or slowed down the growth of beer consumption.  For example, during 2005 beer consumption and wine prices increased significantly.  However, in 2006, beer consumption grew significantly but wine prices decreased.  Recently, as a result of a smaller wine harvest and the higher international demand for Chilean wine, the price of bulk wine increased.  Similarly, the price of soft drinks has decreased relative to the price of beer over the past few years due to lower packaging costs and the introduction of larger packaging formats, which may also affect further growth in beer consumption.

Since 2005, the Argentine government has restricted gas exports to Chile due to supply problems in that country.  This situation has increased the costs of operating our beer production plants in Chile and Argentina, as well as our soft drinks plants in Chile.  Additionally, it has increased electrical power costs related to these same gas restrictions.  We do not need additional investments because our boilers can work with gas or with alternative fuels, such as diesel oil or butane gas. In addition, the new plant built in Quintero built process imported liquefied natural gas (“GNL”) started its operation in August 2009, bringing further relief to the energy issue. More investments seeking a diversified matrix of energy resources, mostly private, are in the process of materialization: GNL plants, hydroelectric plants and windmill plants.

After four years of recession in Argentina, the economy stabilized in 2003, as evidenced by significant increases in consumption and in the recovery of prices in the beer industry.  This positive trend has continued and GDP grew 7.3% per annum, on average, between 2003 and 2010, whereas inflation rate has become a burden.  Nevertheless, further recovery in Argentina will depend on deep structural reforms in many areas, including regulations in several markets, as well as the solution to the local energy crisis and an increase in investments to support current economic growth.

Revenues from CCU Argentina, in Chilean pesos, are also subject to the volatility of exchange rates of the Chilean peso and Argentine peso in any given period.  This volatility may also affect the level of income reported from our foreign operations under IFRS.

ITEM 6: Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth certain information with respect to our executive officers and members of our board of directors, as of March 2011:

Directors	Position	Position Held Since	At CCU Since

Guillermo Luksic (1)	Chairman of the Board and Director	September 1990 (Chairman) November 1986 (Director)	November 1986
John Nicolson	Vice Chairman of the Board and Director	November 2008 (Vice Chairman) October 2008 (Director)	October 2008
Andrónico Luksic (1)	Director	November 1986	November 1986
Giorgio Maschietto	Director	April 2001	April 2001
Manuel José Noguera	Director	May 1987	May 1987
Carlos Olivos	Director	October 2003	October 2003
Philippe Pasquet	Director	June 2003	June 2003
Francisco Pérez (2)	Director	July 1998	February 1991
Alberto Sobredo	Director	April 2007	April 2007

Senior Management	Position	Position Held Since	At Company Since

Patricio Jottar	Chief Executive Officer	July 1998	July 1998
Marcela Achurra	Legal Affairs Manager	February 2005	September 1995
Javier Bitar	Viña San Pedro Manager	January 2008	May 2004
Marisol Bravo	Corporate Affairs and Public Relations Manager	June 1994	July 1991
Theodorus De Rond	CCU Chile Manager	September 2007	September 2007
Pablo De Vescovi	Human Resources Manager	September 1998	November 1994
Francisco Diharasarri	ECUSA Manager	October 2003	June 1985
Roelf Duursema	General Comptroller	January 2005	November 2004
Hugo Ovando	Cía. Pisquera de Chile Manager	April 2010	September 1997
Armin Kunstmann	Chairman of Cía. Cervecera Kunstmann	May 2002	November 2006
Dirk Leisewitz	Corporate Operations Manager	January 2005	December 1987
Stephen Koljatic	Development Manager	April 2010	September 2001
Ricardo Reyes	Chief Financial Officer	July 2005	July 1996
Fernando Sanchis	CCU Argentina Manager	May 1995	November 1994

(1) Mr. Guillermo Luksic and Mr. Andrónico Luksic are brothers. (2) Mr. Francisco Pérez was our Chief Executive Officer between 1991 and 1998.

Guillermo Luksic (55), has served as our Chairman of the Board and Director since September 1990 and November 1986, respectively.  He is currently Chairman of the Board of Directors of Quiñenco, CCU Chile, ECUSA, CCU Argentina, Viña San Pedro Tarapacá S.A and Madeco S.A., as well as a member of the board of directors of several other companies, including IRSA, CICSA, CPCh, Banco de Chile, LQ Inversiones Financieras S.A., Antofagasta plc. and Nexans. Mr. Luksic is an active member of Centro de Estudios Públicos, a Chilean think tank and member of the board of directors of Universidad Finis Terrae.

John Nicolson (57), has served as our Director since October 2008 and was appointed as Vice Chairman in November 2008. He is currently President of Heineken Americas, having joined from Scottish&Newcastle following its acquisition by Heineken N.V. He is also a member of Heineken’s Executive Committee and a member of Edinburgh University’s Advisory Board. He received a degree in Marketing and Economics at the University of Strathclyde, Scotland, and also completed the Executive Program at Carnegie Mellon University, USA and the Directors’ Forum at London Business School, United Kingdom.

Andrónico Luksic (57), has served as our Director since November 1986.  He is currently Chairman of the Board of SM Chile S.A., Vice Chairman of the Board of Banco de Chile, Quiñenco and LQIF S.A., as well as a member of the board of directors of several other companies and institutions , including Madeco S.A, Sociedad de Fomento Fabril (“SOFOFA”), Santiago Stock Exchange, and other. He serves on the International Business Leaders’ Advisory Council for the Mayor of Shanghai. He is member of the Advisory Board of the Panamá Canal, as well as a member of the Chairman’s Advisory Council of the Americas.

Giorgio Maschietto (71), served as our Director since April 2001, and served as our Vice Chairman of the Board from April 2001 until May 2007.  He is also currently a member of the board of directors of Viña San Pedro S.A., ECUSA, Cervecera Chile Ltda., CCU Argentina S.A., CICSA, CPCh, IRSA, Cecinas San Jorge S.A. and Multitiendas Corona S.A.  Until his retirement in 1998, he held several positions at Unilever in Italy, United Kingdom and Chile.  He studied chemical engineering at the Catholic University of Valparaíso. Mr. Maschietto presented his resignation on May 4th, 2011 and the Board, according to the applicable rules, designated Mr. Jorge Luis Ramos Santos as board member, until the next Shareholders meeting. Mr. Ramos (58) was appointed Deputy President for Heineken Americas in 2010. He joined FEMSA in 1996 and became CEO of FEMSA Cerveza in 2006, after serving two years as Co-CEO. Before joining FEMSA, Mr. Ramos held executive positions in various corporations and financial institutions, including Grupo ALFA and Santander. Mr. Ramos has a bachelor’s degree in Administration and Public Accounting from Tecnológico de Monterrey and an MBA degree from the University of Pennsylvania’s Wharton School of Business.

Manuel José Noguera (61), has served as our Director since May 1987.  He is currently Chief Legal Counsel of Quiñenco and senior partner at the law firm Noguera, Larraín y Dulanto Ltda.  He has been the legal advisor for the Luksic group for over 35 years.  He is member of the board of several companies, including IRSA and LQ Inversiones Financieras S.A. He is also legal advisor to the Board of Madeco S.A.  He received his law degree from the Catholic University of Chile.

Carlos Olivos (69), has served as our Director since October 2003.  He is currently senior partner at the law firm Guerrero, Olivos, Novoa y Errázuriz Ltda., as well as member of the board of directors of Banco Santander Santiago S.A.  He was member of the International Bank for Reconstruction and Development’s (World Bank) legal department, Head of the Banco Central de Chile’s legal department and Chairman of the Board at the then Banco Osorno and Banco Santiago. He received his law degree from the University of Chile and his Master’s degree in Comparative Jurisprudence from New York Univers ity Law School.

Phillipe Pasquet (72), has served as our Director since June 2003.  He has been working for Heineken since 1976.  He is member of the board of directors of CCU Argentina S.A., CICSA, VSPT, ECUSA, CCU Chile, CPCh, Foods and IRSA.  He received degrees from the École Supérieure de Commerce in Dijon, France, the Institut International de Commerce in Paris, and the Centre Européen d’Education Permanente in Fontainebleau, France.

Francisco Pérez (53), has served as our Director since July 1998.  He is Chief Executive Officer of Quiñenco since 1998.  Prior to joining Quiñenco, he was our Chief Executive Officer between 1991 and 1998. He is member of the board of several companies, including CCU Argentina, ECUSA, VSPT, CPCh, IRSA, Madeco S.A., Banco de Chile, Banchile Corredores de Seguros S.A., LQ Inversiones Financieras S.A., Foods and Compañía Sudamericana de Vapores S.A. He received a degree in Business Administration from the Catholic University of Chile and a Master’s degree in Business Administration from the University of Chicago.

Alberto Sobredo (62), has served as our independent Director since April 2007 when he was appointed by the Pension Fund administrators. He is also currently member of the board of directors and  President of the Marketing Circle of ICARE. He held several positions at Coca Cola Gillette, Reckitt & Colman and Unilever, where he was President and CEO of Unilever Latin America until his retirement in January 2007. He received a Doctorate degree in Management Sciences from the University UADE in Argentina.

Patricio Jottar (48), has served as our Chief Executive Officer since 1998.  He is also currently a Director of CCU Argentina, CICSA, ECUSA, VSPT, CCU Chile, Foods, Cervecería Austral S.A., Aguas CCU and Compañía Cervecera Kunstmann S.A. and is Chairman of the Board of CPCh.  Prior to joining us, he was Chief Executive Officer of Santander Chile Holding.  He received a degree in Business Administration from the Catholic University of Chile and a Master’s degree in Economics and Business Administration from the Instituto de Estudios Superiores de la Empresa, in Barcelona, Spain.

Marcela Achurra (45), is our Legal Affairs Manager and has been with us since 1995.  She is also a Director of Aguas CCU-Nestlé Chile S.A.  Prior to her current position, she was Legal Counsel of our subsidiary Viña San Pedro S.A.  She received her law degree from the Catholic University of Chile.

Javier Bitar (45), is the General Manager of VSPT and has been with us since 2004.  Additionally, he is member of the board of Viñas Valles de Chile S.A., Ältair, Viña Misiones de Rengo, Viña Mar, Viña Santa Helena y Transportes CCU.  Prior to his current position, he was Chief Operating Officer of VSPT and General Manager of Viña Santa Helena.  Prior to joining us, he was Senior Partner at Grupo Sur Consultores, a boutique consulting firm specializing in management consulting and business process design.  He received Bachelor’s and Master’s degrees in Mathematical Engineering from the University of Chile and a diploma in Corporate Finance from the University Adolfo Ibáñez in Chile.

Marisol Bravo (51), is our Corporate Affairs and Public Relations Manager and has been with us since 1991.  Prior to her current position, she was Head of Special Projects.  Before joining us, she was Assistant Manager of Marketing at Citicorp Mutual Funds.  She received a degree in Business Administration from the University of Chile.

Theodorus De Rond (56), is the General Manager of CCU Chile and has been with us since 2007.  He is also currently a Director of Cervecería Austral S.A, PLASCO and Transportes CCU.  He has been working with Heineken since 1978, in different countries around the world, in senior marketing and sales positions, as well as General Management.  Prior to joining us he was Managing Director of Guinness Anchor Berhad (a joint venture between Asian Pacific Breweries and Diageo) in Malaysia, and before that the Corporate Marketing Director of Heineken in Amsterdam.  He received a degree from Retail College of the Netherlands and has studies in Strategic Marketing, Finance and General Management programs from INSEAD in France.

Pablo De Vescovi (58), is our Human Resources Manager and has been with us since 1994.  Prior to serving in this capacity, he was Human Resources Manager of ECUSA.  Before joining ECUSA he was the Human Resources Manager of Embotelladora Chile S.A. (“Embochile”), a former PepsiCo bottler, and Human Resources Vice President of The Chase Manhattan Bank in Chile.  He received a degree in Business Administration from the Catholic University of Chile.

Francisco Diharasarri (50), is the General Manager of ECUSA and has been with us since 1985.  Prior to his current position, he was General Manager of CCU Chile, General Manager of ECUSA and General Manager of PLASCO.  He is also currently Chairman of the Board of Foods, CICSA, PLASCO, Transportes CCU and Aguas CCU.  He received a degree in Civil Engineering from the University of Chile.

Roelf Duursema (60), is our General Comptroller and has been with us since 2004.  He has been working with Heineken since 1978, in different countries around the world, in marketing, sales, finance and information technology positions, as well as General Management.  Prior to joining us he was the Director for Corporate Information Technology for the Heineken Group.  He received a degree in Mechanical Engineering from the Technical University Delft in the Netherlands and a Master’s degree in Economics from the Erasmus University in Rotterdam.

Armin Kunstmann (58), is the Chairman of the Board of Compañía Cervecera Kunstmann S.A. (“CCK”), and has been with us since 2006.  He started its original brewery in 1991, which later became CCK.  He is currently Director of Levaduras Collico S.A., a yeast company, and of Austral Incuba, a new business development center of Universidad Austral from Valdivia, an important university in Southern Chile.  Prior to his current position, he was General Manager of Levaduras Collico S.A. during 12 years.  He received a degree in Chemical Civil Engineering and a Master’s degree in Chemical Engineering from the University Federico Santa María in Chile.

Dirk Leisewitz (65), is our Corporate Operations Manager and has been with us since 1987.  He is currently Director of Cervecería Austral S.A., Compañía Cervecera Kunstmann S.A. and Clínica Alemana de Santiago S.A., a major private hospital in Chile.  He is also a council of the Universidad Del Desarrollo, a large private university in Chile.  Additionally, until April 2008, he was member of the board of the Chilean-German Chamber of Commerce and Industry.  Prior to his current position, he was our General Comptroller during 17 years.  Prior to joining us, he was Division Manager of the Morgan Guaranty Group in Chile.  He received a degree in Industrial Civil Engineering from the University of Chile, and a Master’s degree in Administration and Management from the Catholic University of Louvain in Belgium.

Hugo Ovando (41), is the General Manager of Compañía Pisquera de Chile and assumed the position as of April 30, 2010. He has been with us since 1997. He is also a director of Aguas CCU, CICSA, PLASCO and Transportes CCU. Prior to these positions, he was Corporate Projects Manager and Investor Relations Manager and Development Manager.  He received a degree in Business Administration from the Catholic University of Chile and a MBA from Babson College.

Stephen Koljatic (35) is our Corporate Development Manager since April 2010. He joined the Company in 2001 as Finance Manager in Karlovacka Brewery in Croatia. Between 2003 and 2005 he was Corporate Strategic Planning Manager and later in 2006 he became Finance Manager at Transportes CCU. In 2007 he joined Heineken’s Group Commerce in the Netherlands in the position of Global Sales & Distribution Development Manager until 2008. Prior to his current position he was Sales Manager at Comercial CCU, with responsibilities for northern Chile. Mr. Koljatic received his degree in Business Administration from the Catholic University of Chile in 1999 and an MBA from the same university in 2005.

Ricardo Reyes (56), is our Chief Financial Officer and he has been with us since 1996.  Prior to his current position, he was the General Manager of VSPT between May 2004 and July 2005, and our Chief Financial Officer for almost 9 years.  Prior to joining us, he worked 18 years at Esso Chile Petrolera, an Exxon affiliate, holding the positions of Operations Manager, Financial and Planning Manager, and Information System Manager.  He received a degree in Civil Engineering from the Catholic University of Chile.

Fernando Sanchis (50), is the General Manager of CCU Argentina and has been with us since 1995.  Prior to joining us, he was Chief Financial Officer of Embochile, a former PepsiCo bottler and held the same position at Uruguay’s PepsiCo’s bottler.  He received an accounting degree from the Buenos Aires University of Argentina.

Our senior managers are full time employees, therefore, they do not perform business activities outside us.  The principal business activities of our 2010 directors are summarized in the following table:

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

Compensation

For the year ended December 31, 2010, the aggregate amount of compensation paid by us to all our directors was CLP2,152 million.

The Board of Directors’ compensation is determined by the shareholders at the annual general shareholders’ meeting. The Board’s compensation, approved at our shareholders’ meeting held on April 20, 2010, consists of an attendance fee per meeting of UF100 per board member and a fee that is twice as much for the Chairman, along with a profit-sharing amount equal to 3% of distributed dividends for all board members, proportionately (prior to 2008 this amount was 5% of distributed dividends).  If distributed dividends exceed 50% of our liquid profits, the profit-sharing amount will be calculated over a maximum of 50% of our liquid profits. Additionally, board members who participate in the Business Committee receive UF17 for each meeting they attend. Law N°18,046 introduced a mandatory remuneration for the board members who are members of the Directors Committee, consisting of, at a minimum, one third of the remuneration a board member receives in such capacity. The rule was effective in 2010 and the Shareholders Meeting of April 20, 2010 approved that this remuneration was to be paid with UF34 for each meeting the board member attends a session and the remaining portion, up to the mandated one third, will be paid once the total amount of the compensation paid to the board member is known. Furthermore, board members who sit on the Audit Committee receive a monthly compensation of UF25. The described compensation package was also approved for 2011 in the shareholders’ meeting held on April 15, 2011.

In 2010, the total compensation paid by us and our subsidiaries to each of our directors for services rendered was as follows:

	Attendance	Dividend
Director	Meetings fee (1)	Participation	Total
	(CLP thousands)
Guillermo Luksic	70,194	234,381	304,575
John Nicolson	16,932	213,396	230,328
Andrónico Luksic	4,210	213,396	217,606
Giorgio Maschietto	92,190	223,888	316,078
Manuel José Noguera	25,391	213,396	238,787
Carlos Olivos	37,026	213,396	250,422
Philippe Pasquet	81,439	223,888	305,327
Francisco Pérez	89,354	213,396	302,750
Alberto Sobredo	37,026	213,396	250,422
(1) Includes the remuneration for members of the Audit, Directors and Business Committees.

For the year ended December 31, 2010, the aggregate amount of compensation paid to our senior managers, to other managers and to the main executives, was CLP6,887  million.  We do not and are not required under Chilean law to disclose to our shareholders or otherwise make public information as to the compensation of our individual senior managers.

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

Directors Committee

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

Under the 2010 amendment, corporations whose market capitalization reaches or exceeds 1.5 million Unidades de Fomento (as of April 30, 2011 approximately CLP32,567 million) and at least 12,5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares, shall designate a comité de directores or “directors committee.”  If the market capitalization or stock percentage falls below this threshold, the obligation to designate a directors committee no longer applies. However, corporations which do not meet these requirements may voluntarily assume the obligations concerning the directors committee, in which case they shall strictly follow the provisions of the amendment.

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

Regarding related party transactions mentioned in the third bullet point above, the 2010 amendment introduced a new Chapter XVI to the Chilean Corporation Act for open stock corporations and its subsidiaries, while dispositions of articles 44, 89 and 93, as amended, remain applicable only to closed corporations, which are not subsidiaries of an open stock corporation. See “Item 7: Major Shareholders and Related Party Transactions.”

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

Should there be more than three directors entitled to participate in the directors committee, the board of directors shall elect the members of the directors committee by unanimous vote. Should the board of directors fail to reach an agreement, preference to be appointed to the committee shall be given to directors elected with the highest  percentage of votes cast by shareholders that individually control or possess less than 10% of the companys shares. If there is only one independent director, such director shall appoint the other members of the committee among non independent directors. Such directors shall be entitled to exercise full powers as members of the committee. The Chairman of the board of directors shall not be entitled to be appointed as a member of the committee nor any of its subcommittees, unless he is an independent director.

To be elected as independent director, the candidates must be proposed by shareholders that represent 1% or more of the shares of the company, within 10 days prior to the date of the shareholders' meeting called to that end.

The candidate who obtains the highest votes shall be elected as independent director.

In the board meeting held on January 13, 2010, our board in accordance with the provisions of the SVS, appointed as members of our directors committee Messrs. Carlos Olivos, Francisco Pérez and Alberto Sobredo, of whom Mr.. Olivos and Mr. Sobredo are independent directors pursuant the Chilean Corporations Act, as amended in 2010.

The members of the Directors Committee shall be remunerated. The amount of such remuneration shall be established annually by the shareholders, taking in consideration the duties that the directors’ committee members shall perform, which shall not be less than a third of the remuneration of a regular director. The remuneration of our directors committee members, as approved at the shareholders’ meeting of the company held on April 20, 2010, is 34 Unidades de Fomento (as of April 30, 2011, approximately CLP738 thousand) per assistance to directors committee meeting plus the amount required to complete the remaining third of the remuneration of a regular director. The same remuneration package was approved for 2011, at the shareholders’ meeting of the company held on April 15, 2011.

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

Employees

Chile

As of December 31, 2008, 2009 and 2010, we had a total of 4,419, 4,375 and 4,454 permanent employees in Chile, respectively.  As of December 2010, 2,319 were represented by 41 labor unions.  The average tenure of our permanent employees was approximately eight years.

The following table shows the breakdown of our employees by business segments:

Business	2008	2009	2010
Beer	729	705	655
Non-alcoholic beverages	873	824	887
Wine (*)	978	960	1,118
Transportes CCU	734	794	817
Others (**)	1,105	1,092	1,093
Total	4,419	4,375	4,570

( *) Wine includes FLC personnel (**) Includes our corporate, pisco, plastic and Comercial CCU divisions.

Unionized employees represent approximately 53% of our total permanent workforce. Our management believes it generally has a good relationship with the labor unions representing our employees.

During 2010, 2,010 employees renewed their collective contracts, most of them for a period of two years.  The contract renewals are expected to increase the unionized workforce costs between 2.5% and 3.0%.

All employees who are terminated for reasons other than misconduct are entitled by law to receive a severance payment.  In the years 2008, 2009 and 2010, we made severance payments in the amounts of CLP3,018 million, CLP4,540 million and CLP2,021 million, respectively.  Permanent employees are entitled to the basic payment, as required by law, of one month’s salary for each year, or six-month portion thereof, worked.  This condition is subject to a limitation of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981.  Severance payments to employees hired before August 14, 1981 are not subject to this limitation.  Our employees who are subject to collective bargaining agreements have a contractual benefit to receive a payment in case of resignation, consisting of a payment of one monthly base salary for each full year worked, not subject to a limitation on the total amount payable but subject to a limitation on the total number of employees who can claim the severance benefit during any one year.  In 2010, we laid off 407 employees.

We do not maintain any pension fund or retirement program for our employees.  Workers in Chile are subject to a national pension fund law which establishes a system of independent pension plans, administered by Administradoras de Fondos de Pensiones (“AFPs”).  We have no liability for the performance of the pension plans or any pension payments to be made to the employees.

In addition to our permanent work force, as of December 31, 2010, we had 434 temporary employees, who were hired for specific time periods to satisfy short-term needs.

Argentina

a) Beer Business

As of December 31, 2008, 2009 and 2010, we had a total of 822, 867 and 920 permanent employees, respectively.  As of December 31, 2010, 538 employees were represented by one labor union, which is  member of the Argentine Beer Workers Federation (Federación Argentina de Trabajadores Cerveceros y Afines or “FATCA”).  As of December 31, 2009, the average tenure of our employees in Argentina was approximately nine years. The 6% growth of our staff as of December 2010 is due to the hiring of a larger number of sales people to increase our direct sales.

Collective bargaining in Argentina is done on an industry-wide basis, rather than, as in Chile, on a company-by-company basis.

In Argentina, as in Chile, all employees who are terminated for reasons other than misconduct are entitled by law to receive a severance payment.  We made severance payments in connection with our Argentine beer operations in the amounts of CLP229 million, CLP209 million and CLP272 million in 2008, 2009 and 2010, respectively.  According to the Argentine Labor Law, employees who joined us before October 1998 are entitled to the basic payment as required by law of one month’s salary for each year or fraction thereof worked.  This monthly amount cannot exceed three times the average monthly salary established under the applicable collective bargaining agreement and cannot be less than the equivalent of two monthly salaries of the employee.

In addition to our permanent work force, as of December 31, 2010, we had 266 temporary employees, who were hired for specific time periods to satisfy short-term needs.

b) Wine Business

As of December 31, 2010, FLC and Bodega Tamarí , the Argentine subsidiaries of VSPT, had a total of 116 and 34 permanent employees, respectively, 79 of which were represented by one labor union. FLC has the majority of the employees (116). The average tenure of our employees was approximately four years.  In addition to our permanent work force in FLC, we had 22 temporary employees, who were hired for specific time periods to satisfy short-term needs.

Share Ownership

Except as disclosed in “Item 7: Major Shareholders and Related Party Transactions – Major Shareholders,” as of March 31, 2011, our senior management and our board members in the aggregate owned less than one percent of the our shares.

We do not maintain stock option or other programs involving our employees in the capital of the Company.

ITEM 7: Major Shareholders and Related Party Transactions

Major Shareholders

Our only outstanding voting securities are our shares of our common stock.  The following table sets forth information concerning the ownership of our common stock as of March 31, 2011, for each shareholder known to us to own more than 5% of the outstanding shares of our common stock and for all of our directors and executive officers as a group:

Shareholder	Number of shares owned	% Ownership
Inversiones y Rentas S.A. Inversiones IRSA Ltda. (1)	196,421,725 14,146,707	61.67% 4.44%
Our directors and executive officers as a group (2)	62,368	0.02%

(1)  Inversiones y Rentas S.A. owns 99.9999% of Inversiones IRSA Ltda.’s equity.

(2)  Does not include the 210,568,432 shares of our common stock owned, directly and indirectly, by Inversiones y Rentas S.A., which is 50% beneficially owned by the Luksic family, as discussed below.  Guillermo Luksic and Andrónico Luksic, our directors, are members of the Luksic family.

In addition, as of March 31, 2011, JPMorgan Chase Bank N.A. (“JPMorgan”), the Depositary for our ADR facility, was the record owner of 34,418,940 shares of our common stock (10.8% of the outstanding common stock) deposited in our ADR facility.

As of March 31, 2011, we had 4,721 shareholders of record. To the best of our knowledge seven shareholders are not Chilean, excluding ADR holders, and of those seven non-Chilean shareholders, three are U.S. corporations with a total of 1,460,074 shares of common stock.  All shareholders have equal voting rights. Non-Chileans can also hold shares in custody of private banks, however this information is not publicly available, thus those custodians are part of the seven non-chilean shareholders.

IRSA is a Chilean privately held corporation formed for the sole purpose of owning a controlling interest in us.  IRSA is owned 50% by Quiñenco, which is a holding company of the Luksic Group, and 50% by Heineken Chile Ltda., a subsidiary of Heineken International.  IRSA directly owns 196,421,725 shares of our common stock and indirectly, through Inversiones IRSA Ltda., 14,146,707 additional shares of our common stock.  Inversiones IRSA Ltda. is a wholly-owned subsidiary of IRSA.

Related Party Transactions

The Chilean Corporations Act was amended by Law N°20.382, effective January 1, 2010, regarding, among others, related party transactions. The 2010 amendment introduced a new Chapter XVI for open stock corporations and its subsidiaries while dispositions of articles 44, 89 and 93 remain applicable only to closed corporations which are not subsidiaries of an open stock corporation.

Pursuant to Chapter XVI of the Chilean Corporations Act referred to above, a related party transaction shall be any and all negotiation, agreement or operation between the open stock corporation and any one of the following:

•         One or more related persons  pursuant to the Securities Market Law;

•         A director, manager, administrator, principal executive officer or liquidator of the company, personally or acting on behalf of a person other than the company, or their respective spouses or close relatives (e.g. parents, father/mother in law, sisters, brothers, sisters/brothers in law);

•         Company or concern in which the persons referred to in b) are the owners, directly or indirectly through any other individual or corporation, of 10% or more of its capital; or of which any of the persons in b) are a director, manager, administrator, principal executive officer thereof;

•         Those contemplated by the bylaws or upon sufficient grounds determined by the directors committee, as the case may be, which can include subsidiaries that the company owns, directly or indirectly, at least 95% of its equity or capital stock;

•         Those in which the office of director, manager, administrator, principal executive officer o liquidator has been held by a director, manager administrator, principal executive officer or liquidator of the company within the prior 18 moths.

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

The reports of the independent advisors shall be made available to the shareholders by the board on the business day immediately following their receipt by the company, at the company’s business offices and on its internet site, for a period of at least 15 business days from the date the last report was received from the independent advisor, and such arrangement shall be communicated to the shareholders by means of a “Relevant Fact.”

The directors shall decide whether the transaction is in the best interest of the corporation, within five  business days from the date the last report was received from the independent advisors.

6.-  When the directors of the company must decide on a related party transaction, they must expressly state the relationship with the transaction counterparty or the interest involved. They shall also express their opinion on whether the transaction is in the best interest of the corporation, their objection or objections that the directors' committee may have expressed, as well as the conclusions of the reports of the advisors. The opinions of the directors shall be made available to the shareholders the day after they were received by the company, at the business offices of the company as well as on its internet site, and such arrangement shall be reported by the company as a “Relevant Fact.”

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

Notwithstanding the above, the following related party transactions may be executed without complying with the requirements and procedures above stated, prior authorization by the board:

1.- Transactions that do not involve a “material amount.” For this purpose, any transaction that is both greater than 2,000 Unidades de Fomento (as of April 30, 2011, approximately ThCLP43,423) and in excess 1% of the corporation’s equity, or involving an amount in excess of 20,000 Unidades de Fomento (as of April 30, 2011, approximately ThCLP434,231) shall be deemed to involve a material amount. All transactions executed within a 12 month period that are similar or complementary to each other, with identical parties, including related parties, or objects, shall be deemed to be a single transaction.

2.- Transactions that pursuant to the company’s policy of usual practice as determined by its board of directors, are in the ordinary course of business of the company.  Any agreement or resolution establishing or amending such policies shall be communicated as a “Relevant Fact” and made available to shareholders at the company’s business offices and on its internet site, and the transaction shall be reported as a “Relevant Fact,” if applicable.

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

Additionally, our logistic subsidiaries Transportes CCU Ltda. and Comercial CCU S.A. provide transportation warehousing and sales services on a consolidated basis to all of our strategic business units.  These services are regulated by annual contracts specifying the services to be provided as well as the variables used to measure the levels of service and their prices. Service levels are evaluated directly by users three times a year.

We engage in a variety of transactions with affiliates of the Luksic Group and Heineken, the beneficial owners of IRSA, as well as with other shareholders of ours.  Currently, Quiñenco and Heineken Chile Ltda., a Chilean limited corporation controlled by Heineken Americas B.V. are the only shareholders of IRSA, each with a 50% equity interest See “Item 4: Information on the Company – Organizational Structure.”

On November 30, 2005, we and Heineken International signed new versions of the license and technical assistance agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina commencing June 18, 2003.  These agreements have an initial term of 10 years beginning in June 2003, renewable for subsequent periods of five years.  See “Item 4: Information on the Company – Business Overview – Our Beer Business in Chile – Beer Production and Marketing in Chile” and “Item 4: Information on the Company – Business Overview – Our Beer Business in Argentina – Beer Production and Marketing in Argentina.”

Also subject to the above license agreements, on April 24, 2006, through our subsidiary CCU Chile, we signed a brewing agreement with Heineken Brouwerijen B.V., which provides us with the right to produce and package Heineken lager at our local brewery and for its sale and distribution in Peru, Colombia and Ecuador by Heineken’s appointed Distributor.  This agreement commenced on April 24, 2006 for one year renewable annually.

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

Since the establishment of our Directors Committee in 2001, as required by the Chilean Corporation Act, all related party contracts have been reviewed by it, and then approved by our board of directors, which approval also was a standard practice prior to the creation of the Directors Committee.  Our principal related party contracts include rental of properties, the rendering of services and product sales.

Our principal transactions with related parties for the twelve-month period ended December 31, 2010, are detailed below:

Company	Relationship	Transaction	Amount (CLP million)
Anheuser Busch International, Inc.	Subsidiary shareholder (1)	Purchase/ products sale	4,514
Ahheuser Busch LA Development Corp.	Subsidiary shareholder (1)	License/technical asístanse	3,194
Cervecería Modelo S.A.	Subsidiary related	Purchase of products/ license/ technical assistance	345
Cía. Cervecera del Trópico	Subsidiary related	Purchase of products/ advertising contribution	2,754
Heineken Brouwerijen B.V.	Parent company related	Products purchase and sale/ license/ technical assistance/ packaging sale	3,322
Heineken Italia Spa.	Parent company related	Purchase of products/ advertising contribution	91
Promarca S.A.	Joint Venture	Royalty paid	2,268
Cervecería Kunstmann Ltda.	Subsidiary shareholder	Product sales	194
Comercial Patagona Ltda.	Joint Venture subsidiary	Marketing services/products sale	1,246
Cooperativa Agrícola Control Pisquero de Elqui	Subsidiary shareholder	Loan/grape acquisition	4,320
Cervecería Austral S.A.	Joint venture	Products purchase and sale/ royalty paid	2,658
Banco de Chile	Parent company related	Product sales/financial products and services	130,088
Viña Valles de Chile S.A.	Joint venture	Services/ product purchases and sales	264
Foods Compañía de Alimentos CCU S.A.	Joint venture	Services/ product sales/ consignment sales/ interests	13,471
Banchile Corredores de Bolsa S.A.	Parent company related	Financial investments	60,841
(1)     Until December 20, 2010

See Note 15 to our consolidated financial statements for detailed information including also 2009.

Interests of Experts and Counsel

Not applicable.

ITEM 8: Financial Information

Consolidated Statements and Other Financial Information

See “Item 18: Financial Statements and Exhibits” for the Company's Financial Statements and notes, audited by PricewaterhouseCoopers.”

Wine Exports

We, through our subsidiary VSPT, exported wine to more than 80 countries in 2010.  VSPT is the second largest wine exporter in Chile.  See “Item 4: Information on the Company – Business Overview – Our Wine Business.”

The following table presents our total wine exports by volume, in millions of Chilean pesos as of December 2008, 2009 and 2010 as percentage of total sales for the last three years:

	2008	2009	2010

Exports (thousands of liters)	50,286	67,804	69,994
% of total sales	3.2%	4.1%	4.0%

Exports (CLP million)	60.382	84,272	86,505
% of total sales	7.7%	10.7%	10.3%

Legal Proceedings

Nothing to report

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

Our board of directors announced at our annual shareholders’ meeting held on April 15, 2011, its dividend policy for future periods, authorizing the distribution of cash dividends in an amount at least equal to 50% of our liquid profits under IFRS for the previous year.  Our dividend policy is subject to change in the future due to changes in Chilean law, capital requirements, economic results and/or other factors.  During our last annual shareholders’ meeting held on April 15, 2011, a dividend of CLP115,78103 per share of common stock was approved, in addition to the interim dividend of CLP58 per share of common stock distributed in January 7, 2011. Together, these dividend payments amounted to CLP55,350 million, representing 50.0% of 2010 the Income of the Year Attributable to Equity Holders of the Parent Company.

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

The following table sets forth the amounts of interim and final dividends and the aggregate of such dividends per share of common stock and per ADS in respect of each of the years indicated:

Year ended December 31,	Interim	CLP Per share (1) Final (3)	Total	Interim	US$ Per ADS (2) Final (3)	Total
2006	35.00	77.62	112.62	0.32	0.74	1.06
2007	47.00	102.20	149.20	0.48	1.13	1.61
2008	47.00	108.66	155.66	0.38	0.90	1.29
2009	60.00	141.00	201.00	0.61	1.35	1.96
2010	58.00	115.78	173.78	0.58	1.25	1.83

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

Pursuant to former Chapter XXVI of the Central Bank Foreign Exchange Regulations, replaced by Chapter XIV, a shareholder who was not a resident of Chile had to register as a foreign investor in order to have access to the Formal Exchange Market for remitting abroad any dividends, sales proceeds or other amounts accruing from shares in a Chilean company. See “Item 10: Additional Information – Exchange Controls – General Legislation and Regulations.”  Under our foreign investment contract, the depositary, on behalf of ADR holders, will be granted access to the formal exchange market to convert cash dividends from pesos to dollars and to pay such dollars to ADR holders outside of Chile.  Dividends received in respect of shares of

Common Stock by holders, including holders of ADRs who are not Chilean residents, are subject to Chilean withholding tax.  See “Item 10: Additional Information – Taxation.”

Significant Changes

These are the Company’s second annual consolidated financial statements prepared in accordance with IFRS, as issued by the IASB. Until and including our financial statements for the year ended December 31, 2008, we prepared our consolidated financial statements in accordance with Chilean GAAP, which differs in certain important aspects from accounting principles contained in IFRS. The effects of the transition to IFRS on the Company’s financial statements for the year ended December 31, 2008 are detailed in Note 4 to our consolidated annual financial statements included in the 2009 annual report.

ITEM 9: The Offer and Listing

Offer and Listing Details

For the periods indicated, the table below sets forth the reported high and low closing sales prices for the Common Stock on the Santiago Stock Exchange as well as the high and low sales prices of the ADSs as reported by the NYSE:

Santiago Stock Exchange (per share of common stock)	NYSE (per ADS)

	High	Low	High	Low
	(CLP)	(CLP)	(US$)	(US$)
Years
2006	3,285	2,350	30.65	21.14
2007	4,280	3,040	45.80	26.91
2008	3,801	2,650	39.91	22.54
2009	4,102	3,167	39.94	25.93
2010	5,920	3,823	61.53	34.81
2011 (through Mar. 31)	5,759	4,900	60.99	51.40
2009
1st quarter	3,821	3167	31.44	25.93
2nd quarter	3,996	3,265	36.00	27.75
3rd quarter	3,898	3,554	36.96	32.00
4th quarter	4,102	3,339	39.94	33.08
2010
1st quarter	4,270	3,823	42.89	34.81
2nd quarter	5,045	3,920	47.49	37.69
3rd quarter	5,920	4,680	59.95	42.56
4th quarter	5,900	5,190	61.53	53.65
2011
1st quarter	5,759	4,900	60.99	51.40
Last six months
October 2010	5,770	5,190	59.16	53.65
November 2010	5,900	5,427	61.53	55.75
December 2010	5,850	5,450	61.21	56.68
January 2011	5,759	5,149	60.99	53.04
February 2011	5,300	4,900	55.18	51.40
March 2011	5,650	5,000	59.17	52.00

Significant trading suspensions of the Company's stock have not occurred in the last three years.

Plan of distribution

Not applicable

Markets

Our common stock is currently traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaíso Stock Exchange under the symbol “CCU.”  The Santiago Stock Exchange accounted for approximately 92.3% and 93.2% of the trading volume of our common stock in Chile in 2009 and 2010, respectively.  The remaining 7.7% and 6.7%, respectively, was traded mainly on the Chile Electronic Stock Exchange.  Shares of our common stock were traded in the United States on the NASDAQ stock exchange between September 24, 1992 and March 25, 1999 and on the NYSE since March 26, 1999, in the form of ADSs, under the symbol “CCU”, each representing five shares of our common stock, with ADSs in turn evidenced by ADRs.  The ADSs are issued under the terms of a deposit agreement as amended dated September 1, 1992, among us, JPMorgan, as depositary, and the holders from time to time of the ADSs.

The trading volume of our ADSs in the NYSE in the last three years is as follows:

Year	Quarter	Traded Volume (thousands of ADS)

2008	1st quarter	2,707
	2nd quarter	2,384
	3rd quarter	3,215
	4th quarter	3,098
	Total	11,404

2009	1st quarter	2,093
	2nd quarter	3,212
	3rd quarter	2,602
	4th quarter	3,330
	Total	11,237

2010	1st quarter	2,799
	2nd quarter	5,705
	3rd quarter	4,378
	4th quarter	3,168
	Total	16,051

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

ITEM 10: Additional Information

Share Capital

Not applicable.

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

Directors.  Under the Chilean law regarding corporations (the “Chilean Corporations Act”), a corporation may not enter into a contract or agreement in which a director has a direct or indirect interest without prior approval by the board of directors, and then only if it inures to the benefit of the company, is terms and conditions similar to those prevailing in the market at the time of its approval, and complies with the requirements and procedures stated in Chapter XVI of the Chilean Corporation Act regarding Related Party Transactions. See “Item 7: Major Shareholders and Related Party Transactions.”

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

Article 14 of the Chilean Corporations Act forbids public corporations from including in their bylaws any provisions restricting the free transferability of stock.  However, shareholders may enter into a private agreement on this matter, but, in order for these agreements to be effective against the company and third parties, they must be recorded by the corporation and thus made available to any interested third parties.  See “Item 6: Directors, Senior Management and Employees – Directors and Senior Management.”

Takeover defenses.  Our bylaws do not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of us and that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries).

Ownership threshold.  Our bylaws do not contain any ownership threshold above which shareholder ownership must be disclosed.  For a description of the ownership thresholds mandated by Chilean law, see “– Rights, preferences and restrictions regarding shares.”

Our bylaws do not impose any conditions that are more stringent than those required by law for effecting changes in our capital.

Material Contracts

Not applicable.

Exchange Controls

General Legislation and Regulations. The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. See “Item 3. Key Information – Selected Financial Data – Exchange Rate.” Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 –registration which grants the investor access to the Formal Exchange Market– or with the Central Bank of Chile under Chapter XIV of the Central Bank Foreign Exchange Regulations.

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

Our ADRs. A Foreign Investment Contract was entered into among the Central Bank of Chile, us and the Depositary pursuant to Article 47 of the Central Bank Act and Chapter XXVI. See “– General Legislation and Regulations.”. According to Chilean law, a contract is ruled by the law in force at the time of its execution.  Therefore, our Foreign Investment Contract is ruled by the foreign exchange regulations in force before April 19, 2001, among which is Chapter XXVI. Absent the Foreign Investment Contract, under Chilean exchange controls in force until April 19, 2001, investors would not have been granted access to the Formal Exchange Market for the purpose of converting Chilean pesos to U.S. dollars and repatriating from Chile amounts received in respect of deposited Shares or Shares withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying Shares and any rights with respect thereto). In December 1999, amendments were introduced to Chapter XXVI whereby, among other things, the Central Bank of Chile was authorized to reject applications under such regulations without expression of cause. In reviewing such applications, the Central Bank of Chile was required to take into account the situation of the balance of payments and the stability of the capital account. However, the Central Bank of Chile was authorized to impose certain conditions on the applicants prior to resolving the applications. In April 2000, Chapter XXVI was again amended in order to incorporate, in addition to shares issued by Chilean corporations, quotes of investment funds as eligible to be converted into ADSs. Chapter XXVI did not require delivery of a new application in case of the entry of U.S. dollars intended for the acquisition of shares not subscribed by the shareholders or by the transferees of the options to subscribe the shares.

Under Chapter XXVI and our Foreign Investment Contract, the Central Bank of Chile agreed to grant to the Depositary, on behalf of ADR holders, and to any non-Chilean resident investor who withdrew Shares of our common stock upon surrender of ADRs (such Shares being referred to herein as “Withdrawn Shares”) access to the Formal Exchange Market to convert Chilean pesos to U.S. dollars (and to remit such dollars outside of Chile) in respect of Shares of our common stock represented by ADSs or Withdrawn Shares, including amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn Shares (subject to receipt by the Central Bank of Chile of a certificate from the holder of the Withdrawn Shares (or from an institution authorized by the Central Bank of Chile) that such holder’s residence and domicile were outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such Withdrawn Shares had been sold on a Chilean exchange), (c) proceeds from the sale in Chile of pre-emptive rights to subscribe for and purchase additional Shares of our common stock, (d) proceeds from the liquidation, merger or consolidation of the Company and (e) other distributions, including, without limitation, those resulting from any recapitalization, as a result of holding Shares represented by ADSs or Withdrawn Shares. Access to the Formal Exchange Market in the case of (a), (b), (c) and (d) above would be available for only five working days following the sale of the shares on the stock exchange. Transferees of Withdrawn Shares would not be entitled to any of the foregoing rights under Chapter XXVI unless the Withdrawn Shares were redeposited with the Custodian. Investors receiving Withdrawn Shares in exchange for ADRs would have the right to redeposit such Shares in exchange for ADRs, provided that certain conditions to redeposit were satisfied. For a description of the Formal Exchange Market, see “Item 3: Key Information – Selected Financial Data – Exchange Rates.” Alternatively, according to the amendments introduced to Chapter XXVI in December 1999, in case of Withdrawn Shares and their subsequent sale on a stock exchange, the Chilean peso proceeds obtained thereby could be converted into U.S. dollars in a market different from the Formal Exchange Market within five business days from the date of the sale.

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

In 2009, the Central Bank of Chile adopted a new policy regarding the surrender of ADR’s in exchange for underlying shares, acquired by Chilean companies in joint tender offers, effected both in the national and the international stock market, which have been declared successful.

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

Cash Dividends and Other Distributions. Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend paid before reduction for any net withholding (i.e., after taking into account any Chilean First-Category Tax creditable against Chilean Withholding Tax) by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the U.S. Holder, in the case of shares of Common Stock, or by the Depositary, in the case of ADSs.  The dividend will not be eligible for the dividends-received deduction. Subject to a holder's satisfaction of certain holding period requirements, dividends included in income by a non-corporate U.S. holder during the period ending on December 31, 2008 are subject to tax at a maximum rate of 15% if the dividends are paid by a domestic corporation or “qualified foreign corporation.”  A qualified foreign corporation generally includes a foreign corporation if (i) its shares (or ADSs) are readily tradable on an established securities market in the U.S. or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty, provided that (a) the corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company, or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company or foreign investment company.  We believe that we should be treated as a qualified foreign corporation with respect to dividend payments to our ADS holders and, therefore, dividends paid to an individual U.S. holder of ADSs should be taxed at a maximum rate of 15%.  However, you should be aware that the requirements to be treated as qualified foreign corporation are not entirely clear and further guidance from the Internal Revenue Service may be forthcoming that could affect this conclusion.  U.S. holders of Ordinary Shares directly, rather than through ADSs, should consult their own tax advisor about whether the 15% maximum rate applies to dividends they receive.  The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. dollar value of the Chilean peso payments made, determined at the spot Chilean peso/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary foreign exchange gain or loss.  Such gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes. Subject to certain generally applicable limitations, the net amount of any Chilean Withholding Tax (after reduction for the credit for Chilean First-Category Tax) paid over to Chile will be creditable against the U.S. Holder 's United States federal income tax liability.  For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States.  In the case of U.S. individuals, if the reduced rate of tax on dividends applies to such holder, such limitations and restrictions will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Internal Revenue Code.  The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding their application to the particular circumstances of such holder.

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

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

The documents concerning us, which are referred to in this annual report, may be inspected at our main offices at Vitacura 2670, Twenty Third Floor, Santiago, Chile.

Subsidiary Information

Not applicable.

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

Qualitative Information About Market Risk

Interest Rate Sensitivity

The interest rate risk is mainly originated by our financing sources. The main exposure is related to LIBOR and 30-day TAB variable interest rates indexed obligations. As of December 31, 2010, we had a total CLP32,785 million in debt indexed to LIBOR (CLP40,309 million as of December 31, 2009). Consequently, as of December 31, 2010, our financing structure consists (without considering the effects of cross currency swaps) of approximately 15% debt with variable interest rates, and 85% debt with fixed interest rates.

To manage the interest rate risk, we have an interest rate administration policy that aims to reduce the volatility of its financial expenses, and to maintain an ideal percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term debt, as well as derivative instruments such as cross-currency interest rate swaps.

As of December 31, 2010, after considering the effect of interest rates and currency swaps, 100% of our long-term debt has fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2010, including exchange rates, interest rates, maturities and effective interest rates are detailed in Note 26 to our audited financial statements included elsewhere in this annual report.

Commodity Price Sensitivity

The major commodity price sensitivity faced by us is the variation of malt, sugar and grape prices.  In Chile, we obtain our supply of malt from local producers and in the international market.  We often are required to enter into commitments to purchase such commodities.  The purchases and commitments expose us to risk regarding the fluctuation of commodity prices.  Our risk management policy is to manage this risk through fixed price purchase contracts and occasionally entering into spot transactions which lock in prices for the commodity.  During 2010, we imported 30.052 tons of malt and 27,000 tons of barley.  In Argentina during 2010, we purchased all of our malt from local suppliers.  See “Item 4: Information on the Company – Business Overview – Our Beer Business – Our Beer Business in Chile – Raw Materials” and “Item 4: Information on the Company – Business Overview – Our Beer Business – Our Beer Business in Argentina – Raw Materials.”  We do not hedge these transactions.  Rather, we negotiate yearly contracts with malt suppliers.

The principal commodity used in the production of soft drinks is sugar.  We generally purchase our sugar requirements from Empresas Iansa S.A., the sole producer of sugar in Chile, and from imports.  See “Item 4:

Information on the Company – Business Overview – Our Soft Drinks and Mineral Water Business – Our Soft Drinks and Mineral Water Business in Chile – Raw Materials.”  We do not hedge these transactions.

The principal raw materials used in the production of wine are harvested grapes and purchased wine. VSPT obtains approximately 50% of the grapes used for export wines from its own vineyards, thereby reducing grape price volatility.  The majority of the wine sold in the domestic market is purchased from third parties.  During 2010, we purchased the majority of our grape and wine needs based on yearly contracts at fixed prices from third parties.  Spot transactions for wine are executed from time to time depending on additional wine needs.  During the years 2008, 2009 and 2010, our wine subsidiary, VSPT, bought grapes and wine in Chile in the amount of CLP14,587, CLP15,733 million and CLP32.255 million, respectively.  See “Item 4: Information on the Company – Business Overview – Our Wine Business – Raw Materials.”

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

As of December 31, 2010, we maintained in Chile foreign currency obligations amounting to CLP52,560 million, mostly denominated in U.S. dollars. Foreign currency obligations accruing variable interests (CLP32,785 million) represent 15% of the total such obligations. The remaining 85% is denominated in inflation-indexed Chilean pesos. The CLP46,376 million foreign currency obligations include loans for US$ 70 million (CLP32,785 million) which are hedged by currency and interest rate hedge agreements, converting such debts in fixed interest rate inflation-adjusted obligations in Chilean pesos. In addition, we maintain foreign currency assets for CLP23,412 million that mainly correspond to exports accounts receivable.

Regarding the Argentine subsidiaries operations, the liability net exposure in U.S. dollars and other currencies amounts to CLP5,245 million.

To protect the value of the foreign currency assets and liabilities net position of our Chilean operations, we enter into derivative agreements (currency forwards) to hedge against any variation in the Chilean peso as compared to other currencies.

As of December 31, 2010, our assets (liabilities) net exposure in foreign currencies, after the use of derivative instruments, amounted to CLP1,532 million.

Of our total sales, both in Chile and Argentina, 11% correspond to export sales made in foreign currencies, mainly U.S. dollars, euro, sterling pound, and of the total costs, 57% correspond to raw material and product purchases in foreign currencies, or indexed to such currencies. We do not actively hedge the eventual variations in the expected cash flows from such transactions.

On the other hand, we are exposed to exchange rate movements related to the conversion from Argentine pesos to Chilean pesos in the income, assets and liabilities of our subsidiaries in Argentina. We do not actively hedge the risks related to the subsidiaries conversion, the effects of which are recorded in Equity. As of December 31, 2010, the net investment in Argentine subsidiaries amounted to CLP86,527 million.

Quantitative Information About Market Risk

Interest Rate Sensitivity

Most of our debt is at a fixed interest rate, so it is not exposed to fluctuations in interest rates. While we have a US$70 million variable rate loan we have entered into a cross currency swap to mitigate the interest rate risk associated with this loan. As of December 31, 2010, our interest-bearing debt amounted to CLP232,967 million (see note 26 to the consolidated financial statements), 85% of which was fixed debt and 15% was variable-rate debt.

The following table summarizes debt obligations with interest rates by maturity date, the related weighted-average interest rates and fair values:

Interest - Bearing Debt as of December 31, 2010
(millions of CLP, except percentages)
		Contractual Maturity Date
		2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
Interest bearing liabilities
Fixed rate
CLP (UF) (1)(2)	Bonos and Banks	5,805	14,033	3,896	67,919	3,818	91,533	187,005	197,523
	Interest rate	1.5%	0.8%	1.5%	1.5%	1.5%	2.1%	1.7%

US$		1,710						1,710	1,710
	Average interest rate	3.2%						3.2%
Argentine pesos		3,808						3,808	3,808
	Average interest rate	14.5%						14.5%

Variable rate
US$ (3)		25	32,761					32,785	32,992
Average interest rate			Libor + 0.27%
Non interest bearing liabilities
Derivate Contract
Cross Currency Swap:
Receive CLP at Libor + 0,27		353	32,845					33,198	33,198
Pay CLP (UF) at 2,75%		1,083	38,391					39,473	39,473
Forwards		1,384						1,384	1,384
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

The following table summarizes information about our malt, barley, sugar and bulk wine inventories and futures contracts that are sensitive to changes in commodity prices, mainly malt prices.  For inventories, the table presents the carrying amount and fair value of the inventories and contracts as of December 31, 2010.  For these contracts the table presents the notional amount in tons, the weighted average contract price, and the total dollar contract amount by expected maturity date.

Commodity Price Sensitivity as of December 31, 2010

	Carrying Amount						Fair Value
On Balance Sheet Position
Malt inventory (millions of CLP)	CLP8,564						9,401
Bulk wine inventory - raw material	24,188						29,546

	Expected Maturity						Fair Value
	2011	2012	2013	2014	2015	Thereafter
Purchase Contracts
Malt:
Fixed Purchase Volume (tons)	38,700	36,000	9,900	-	-	-
Weighted Average Price (US$ per ton) (*)	596	596	596	-	-	-
Contract Amount (thousands of US$)	US$23,065	21,456	5,900	-	-	-	53,467
Barley:
Fixed Purchase Volume (tons)	30,000	30,000	30,000	30,000	30,000	-
Weighted Average Price (US$ per ton) (*)	326	326	326	326	326	-
Contract Amount (thousands of US$)	US$9,780	9,780	9,780	9,780	9,780	-	52,350
Sugar:
Fixed Purchase Volume (tons)	55,000	-	-	-	-	-
Weighted Average Price (US$ per ton) (*)	805	-	-	-	-	-
Contract Amount (thousands of US$)	US$44,275	-	-	-	-	-	45,210
Grapes:
Fixed Purchase Volume (tons)	12,662	11,533	7,858	5,732	5,516	6,125
Weighted Average Price (CLP per kg.) (*)	185	162	189	194	191	386
Contract Amount (millions of CLP)	CLP2,348	1,869	1,486	1,111	1,055	2,364	13,411
Wine:
Fixed Purchase Volume (million liters)	7,497	-	-	-	-	-
Weighted Average Price (CLP per liter) (*)	428	-	-	-	-	-
Contract Amount (millions of CLP)	CLP3,212	-	-	-	-	-	3,464

_________

(*)  Weighted average price estimation is calculated based on expected market prices.  Prices to be paid by us are adjusted based on current market conditions.

As of December 31, 2009 we had malt purchase contracts for US$148.6 million, compared with US$114.2 million as of December 31, 2010.

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

A portion of our subsidiaries operating revenue and assets and liabilities are in currencies that differ from our functional currency. However, since some of their operating revenues and expenses are in the same currency, this can create a partial natural hedge. In the case of our subsidiary VSPT, occasionally there exist short-term timing differences related to invoicing and cash collection which can generate currency exposure. We have entered into short-term US dollar currency forward contracts to mitigate this risk.

The following table summarizes our debt obligations, cash and cash equivalents, accounts receivable and derivative contracts in foreign currencies as of December 31, 2010 in million Chilean pesos, according to their maturity date, weighted-average interest rates and fair values:

Exchange Rate Sensitivity as of December 31, 2010
(millions of CLP, except percentages and exchange rate)

		Contractual Maturity Date
		2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
Debt Obligations
Variable rate (US$)
Short and medium term (1)		25	32,761	-	-	-	-	32,785	32,992
Average int.rate			Libor + 0.27%					Libor + 0,27%
Fixed rate (US$)
Short term		1,710						1,710	1,710
	Interest rate	3.2%						3.2%
Fixed rate (Argentina $)
Short term		3,808						3,808	3,808
	Interest rate	14.5%						14.5%

Cash and Cash
Equivalents
US$		376						376	376
Others		8,121						8,121	8,121
TOTAL		8,497						8,497	8,497

Accounts Receivables
US$		10,176						10,176	10,176
EUR		5,771						5,771	5,771
Others		22,414						22,414	22,414
TOTAL		38,361						38,361	38,361

		Contractual Maturity Date
	Notional	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
	amount
Derivate Contracts (in
thousand of US$)
Receive Ch$/pay US$	US$84,820		US$84,820					US$84,820	US$84,343
Receive US$/pay Ch$			US$70,000					US$70,000	US$70,934
(1) This debt considers U.S. dollar loans that are hedged through cross currency interest rate swap agreements which convert the entire U.S. dollar debt to Chilean peso debt (UF1,850,175).

ITEM 12: Description of Securities Other than Equity Securities

12.D.3. Depositary Fees and Charges

JP Morgan Chase Bank N.A. (JP Morgan) is the depositary of CCU shares in accordance with the deposit agreement, dated September 1,1992, entered into by and among CCU, Morgan Guaranty Trust Company of New York, currently JPMorgan, as depositary, and all owners from time to time of ADSs issued by CCU (“Deposit Agreement”).

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

12.D.4. Depositary Payments

In 2010, the following payments were made by JPMorgan, on our behalf, in connection with our ADR program:

Expenses	US$ amount
Documents Edgard and filing 20F legal review FASB fee PCAOB fee NYSE annual Fee Teleconferencing Total	3.8 34.7 0.5 2.4 38.0 1.5 80.9

 PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15: Controls and Procedures

(a) Controls and Procedures.  The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2010. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2010.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting.  Our management, including our CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting and has assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2010, our internal control over financial reporting is effective.

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

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears herein.

(c) Attestation Report of the Registered Public Accounting Firm.  See page F-2 of our audited consolidated financial statements.

(d) Changes in Internal Control over Financial Reporting.  There has been no change in our internal control over financial reporting during 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The audit committee in its meeting held on May 4, 2009, analyzed the requirements that Section 407 of the Sarbanes Oxley Act sets forth regarding the qualifications of an "Audit Committee Financial Expert" and, after due consideration, determined that none of the members of the audit committee meet the requirements of an "Audit Committee Financial Expert." However, we are not required to have an "Audit Committee Financial Expert" or similar expert under relevant U.S. or Chilean law.

ITEM 16B: Code of Ethics

We have adopted a Code of Business Conduct that applies to all of our executive officers and employees.  Our Code of Business Conduct is available on our website at www.ccu.cl.  Our code of ethics was updated in August 2010 and no waivers, either explicit or implicit, of provisions of the code of ethics have been granted to the Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer.

ITEM 16C: Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2009 and 2010:

	2009	2010
	(millions of CLP)	(millions of CLP )
Audit Fees	266	293
Audit-Related Fees	143	82
Tax Fees	0	0
All Other Fees	37	20
Total Fees	446	396

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

ITEM 16F: Change in Registrant’s Certifying Accountants

During the years ended December 31, 2009 and 2010 and through the date of this Annual Report, the principal independent accountant engaged to audit our financial statements, PricewaterhouseCoopers (“PWC”), has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed. For each of the years ended December 31, 2009 and 2010, PWC has not expressed reliance on another accountant or accounting firm in its report on our audited annual financial statements for such periods.

During the years ended December 31, 2009 and 2010 and through the date of this Annual Report, we have not engaged a new independent accountant as either the principal accountant to audit our financial statements, or as an independent accountant to audit a significant subsidiary and on whom the principal accountant is expected to express reliance in its report.

ITEM 16G: Corporate Governance

General summary of significant differences with regard to corporate government standards

The following paragraphs provide a brief, general summary of significant differences between corporate government practices followed by us pursuant to our home-country rules and those applicable to U.S. domestic issuers under NYSE listing standards.

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

Under the amendment to the Chilean Corporations Act, in effect as of January 1, 2010, an open-stock corporation must have at least one independent director (out of a minimum of seven directors) when its market capitalization reaches or exceeds 1.5 million Unidades de Fomento (as of April 30, 2011 approximately CLP32,567 million) and at least 12,5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares. In addition, the Chilean Corporation Act enumerates  a number of relationships that preclude independence. The Chilean law also establishes a number of principles of general applicability designed to avoid conflicts of interests and to establish standards for related party transactions.  Specifically, directors elected by a group or class of shareholders have the same duties to the company and to the other shareholders as the rest of the directors, and all transactions with the company in which a director has an interest, must be in the interest of and for the benefit of the company, compare in price, terms and conditions to those prevailing in the market at the time of its approval and comply with the requirements and procedures set forth in Chapter XVI of the Chilean Corporation Act. See “Item 7: Major Shareholders and Related Party Transactions.”

Furthermore, such transactions must be reviewed by the directors committee (as defined below); they require prior approval by the board of directors and must be disclosed at the next meeting of shareholders, unless such transactions fall within one the exemptions contemplated by the Chilean Corporations Act and, if applicable, included in the usual practice policy approved by the board of directors. See “Item 7: Major Shareholders and Related Party Transactions.”  Pursuant to NYSE rule 303A.00, we may follow Chilean practices and are not required to have a majority of independent directors.

Committees. The NYSE listing standards require that listed companies have a Nominating/Corporate Governance Committee, a Compensation Committee and an Audit Committee.  Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified by the listing standards.

Under Chilean law, the only board committee that is required is the directors committee (comité de directores), composed of three members, such committee having a direct responsibility to (a) review the company’s financial statements and the independent auditors’ report and issue an opinion on such financial statements and report prior to their submission for shareholders’ approval, (b) make recommendations to the board of directors with respect to the appointment of independent auditors and risk rating agencies, (c) review related party transactions, and issue a report on such transactions, (d) review the managers, principal executive officers’ and employees’ compensation policies and plans and (e) to prepare an annual report of the performance of its duties, including the principal recommendations to shareholders; (f) report to the board of directors the convenience of retaining non-audit services from its external auditors, if the nature of such services could impair their independence; and (g) perform other duties as defined by the company’s bylaws, by the general shareholders’ meeting or by the board. Requirements to be deemed an independent director are set forth in “Item 6: Directors, Senior Management and Employees. Board Practices - Directors Committee.

Pursuant to NYSE Rule 303A.06, we must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005. In the meeting held on February 3, 2010, our board of directors agreed to increase from three to four the number of members of the audit committee, and to appoint Mr. Philippe Pasquet as the fourth member. Therefore, the members of our audit committee were, as of March 31, 2011, Messrs. Giorgio Maschietto, Carlos Olivos, Alberto Sobredo and Philippe Pasquet, all of them meet the independence criteria contained in the Exchange Act and the NYSE Rule.

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

Under Chilean law, if previously approved by shareholders at an extraordinary shareholders’ meeting, up to ten percent of a capital increase in a publicly traded company may be set aside to fund equity-compensation plans for the company’s employees and/or for the employees of the company’s subsidiaries.  Pursuant to NYSE rule 303A.00, as a foreign private issuer, we may follow Chilean practices and are not required to comply with the NYSE listing standards with respect to shareholder approval of equity-compensation plans.

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

Chilean law does not require that such corporate governance guidelines be adopted.  Director responsibilities and access to management and independent advisors are directly provided for by applicable law.  Director compensation is determined by the annual meeting of shareholders pursuant to applicable law.  As a foreign private issuer, we may follow Chilean practices and are not required to adopt and disclose corporate governance guidelines.

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

Manual of Information of Interest to the Market.  In 2008, the Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros, or “SVS”) promulgated new rules which require public companies to adopt a manual regarding disclosure of information of interest to the market, board members and executives shares transactions and black out periods for such transactions.  This manual applies to our directors, the directors of our subsidiaries, our executive officers, some of our employees which may be in possession of confidential, reserved or privileged information of interest, and to our advisors.  The manual took effect on June 1, 2008.  A copy of the manual regarding disclosure of information of interest to the market, as amended on March 18, 2010, is available in our website at www.ccu.cl.

Executive Sessions.  To empower non-management directors to serve as a more effective check on management, NYSE listing standards provide that non-management directors of each company must meet at regularly scheduled executive sessions without management.

Under Chilean law, the office of director is not legally compatible with that of a company officer in publicly traded companies.  The board of directors exercises its functions as a collective body and may partially delegate its powers to executive officers, attorneys, a director or a board commission of the company, and for specific purposes to other persons.  As a foreign private issuer, we may follow Chilean practices and are not required to comply with the NYSE listing standard for executive sessions.

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

12.1        Certification of Chief Executive Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2        Certification of Chief Financial Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1        Certification of Chief Executive Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2        Certification of Chief Financial Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS (Figures expressed in thousands of Chilean pesos) for the year ended as of December 31, 2010

PricewaterhouseCoopers
RUT: 81.513.400-1
Santiago — Chile
Av. Andrés Bello 2711 — Pisos 2,3, 4 y 5
Las Condes
Teléfono: (56) (2) 940 0000
www.pwc.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Compañía Cervecerías Unidas S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Compañía Cervecerías Unidas S.A. and its subsidiaries at December 31, 2010 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control -Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principies used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principies. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Santiago - Chile
June 6, 2011

INDEX

INDEX		4
CONSOLIDATED STATEMENT OF FINANCIAL POSITION		6
CONSOLIDATED STATEMENT OF INCOME		8
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME		9
STATEMENT OF CHANGES IN NET EQUITY		10
CONSOLIDATED STATEMENT OF CASH FLOW		11
Note 1 General Information		12
Note 2 Summary of significant accounting policies		15
2.1	Basis of preparation	15
2.2	Basis of consolidation	16
2.3	Financial information as per operating segments	17
2.4	Foreign currency and unidad de fomento (Adjustable unit)	17
2.5	Cash and cash equivalents	18
2.6	Financial instruments	18
2.7	Financial asset impairment	20
2.8	Inventories	20
2.9	Other non-financial assets	20
2.10	Property, plant and equipment	20
2.11	Leases	21
2.12	Investment property	21
2.13	Biological assets	21
2.14	Intangible assets other than goodwill	22
2.15	Goodwill	22
2.16	Impairment of non-current assets other different than goodwill	22
2.17	Non-current assets held for sale	23
2.18	Income tax and deferred taxes	23
2.19	Employees benefits	24
2.20	Provisions	24
2.21	Deposits on bottles and containers	24
2.22	Revenue recognition	24
2.23	Commercial agreements with distributors and supermarket chains	25
2.24	Cost of sales of products	25
2.25	Other expenses by function	25
2.26	Distribution expenses	26
2.27	Administration expenses	26
2.28	Environment	26
Note 3 Estimates and application of professional judgment		26
Note 4 Accounting changes		26
Note 5 Risk Administration		27
Note 6 Financial Instruments		32
Note 7 Financial Information as per operating segments		37
Note 8 Business Combinations		41
Note 9 Net Sales		44
Note 10 Nature of the costs and expenses		44
Note 11 Financial Results		44

Compañía Cervecerías Unidas S.A. Consolidated Statement of Financial Position (Assets) (Figures expressed in thousands of Chilean pesos)

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of December 31,	As of December 31,
ASSETS	Note	2010	2009
		ThCh$	ThCh$
Current Assets
Cash and cash aquivalent	13	151,614,300	137,353,669
Other financial assets	6	2,328,952	2,078,192
Other non-financial assets	17	9,489,913	10,239,643
Accounts receivable-trade and other receivables	14	153,013,546	134,377,777
Accounts receivable from related companies	15	6,833,634	7,214,838
Inventories	16	108,353,258	108,069,635
Taxes receivables	25	14,150,987	9,053,034
Total current assets different from assets held for sale		445,784,590	408,386,788
Non-current assets held for sale	23	497,324	-
Total non-current assets hel for sale		497,324	-
Total current assets		446,281,914	408,386,788

Non-current assets
Other financial assets	6	15,813	14,012
Other non-financial assets	17	8,826,744	2,643,639
Accounts receivable from related companies	15	444,685	273,475
Investment in joint venture	18	42,596,043	43,284,760
Intangible assets other than goodwill	19	34,982,221	33,305,451
Goodwill	20	67,761,406	70,170,118
Property, plant and equipment (net)	21	508,162,219	490,251,310
Biological assets	24	16,668,630	16,900,635
Investment property	22	7,403,275	15,291,308
Deferred tax assets	25	18,546,061	23,194,384
Total non-current assets		705,407,097	695,329,092
Total Assets		1,151,689,011	1,103,715,880

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. Consolidated Statement of Financial Position (Liabilities and Net Equity) (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND NET EQUITY		As of December 31,	As of December 31,
LIABILITIES	Note	2010	2009
		ThCh$	ThCh$
Current Liabilities
Other financial liabilities	26	12,821,855	21,051,140
Accounts payable-trade and other payables	27	135,391,623	126,215,015
Accounts payable- to related companies	15	7,428,103	4,263,311
Other short-term provisions	28	992,811	29,850
Tax liabilities	25	8,290,713	9,401,517
Employee benefits provisons	30	11,069,052	11,682,173
Other non-financial liabilities	29	60,963,923	73,492,186
Total current Liabilities		236,958,080	246,135,192
Non-current Liabilities
Other financial liabilities	26	220,145,167	211,839,101
Accounts payable to related companies	15	620,868	610,093
Other long-term provisions	28	11,139,891	10,656,638
Deferred tax liabilities	25	53,454,015	49,867,537
Employee benefits provisions	30	14,297,403	11,400,802
Total non-current Liabilities		299,657,344	284,374,171
Total Liabilities		536,615,424	530,509,363
NET EQUITY
Net equity attributable to equity holders of the parent	32
Paid-in capital		231,019,592	231,019,592
Other reserves		(37,119,228)	(25,194,445)
Retained earnings		311,754,155	256,404,398
Subtotal net equity attributable to equity holders of the parent		505,654,519	462,229,545
Non-controlling interests	31	109,419,068	110,976,972
Total Shareholders' Equity		615,073,587	573,206,517
Total Liabilities and Shareholders' Equity		1,151,689,011	1,103,715,880

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. Consolidated Statement of Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF INCOME

		For the years ended December 31,
CONSOLIDATED SATETEMENT OF INCOME	Note	2010	2009	2008
		ThCh$	ThCh$	ThCh$
Net Sales	9	838,258,327	776,544,195	710,189,270
Cost of Sales	10	(383,812,866)	(365,098,371)	(335,578,823)
Gross Margin		454,445,461	411,445,824	374,610,447
Other income by function		2,432,003	2,362,077	2,485,542
Distribution costs	10	(129,079,325)	(110,020,778)	(109,086,265)
Administrative expenses	10	(63,995,182)	(67,833,191)	(51,580,276)
Other expenses by function	10	(108,544,472)	(98,571,931)	(92,439,164)
Other gains (losses)	12	6,136,250	21,924,632	1,562,817
Financial income	11	2,380,886	2,075,957	4,094,361
Financial costs	11	(10,668,587)	(12,442,847)	(8,891,801)
Equity and income of joint venture	18	966,122	1,349,144	1,563,872
Foreign currency exchange differences	11	(1,400,700)	(1,390,069)	(865,556)
Result as per adjustment units	11	(5,079,737)	4,190,023	(15,626,490)
Income before taxes		147,592,719	153,088,841	105,827,487
Income taxes	25	(27,656,049)	(11,723,673)	(10,524,247)
Income from continued activities		119,936,670	141,365,168	95,303,240

Net income attributable to:
Equity holders of the controlling company		110,699,515	128,037,473	90,413,642
Non-controlling interests	31	9,237,155	13,327,695	4,889,598
Net income of year		119,936,670	141,365,168	95,303,240
Net income per share (pesos):
Continuing operations		347.56	402.00	283.87
Discontinued operations		-	-	-
Diluted earnings per share (pesos) from:
Continuing operations		347.56	402.00	283.87

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. Consolidated Statement of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Note	For the years ended December 31,
		2010	2009	2008
		ThCh$	ThCh$	ThCh$
Net Income		119,936,670	141,365,168	95,303,240
Other income and expenses charged or credited againts net equity
Cash flow hedge	32	(429,445)	(6,507,854)	5,156,120
Exchange differences of foreign subsidiaries	32	(11,900,089)	(34,738,644)	16,866,352
Income tax related to other income components and expense charged
or credited against net equity	32	79,447	1,106,335	(876,541)
Total other comprehensive income and expense		(12,250,087)	(40,140,163)	21,145,931
Comprehensive income and expense (1)		107,686,583	101,225,005	116,449,171

Comprehensive income and expense originated by:
Equity holders of the controlling company		99,349,765	90,646,599	110,510,418
Non-controlling interests		8,336,818	10,578,406	5,938,753
Comprehensive income and expense (1)		107,686,583	101,225,005	116,449,171
(1) Corresponds to the income (loss) for the year in case no income or expenses have benn recorded directly againts shareholders´s equity.

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. Statement of Changes In Net Equity (Figures expressed in thousands of Chilean pesos)

STATEMENT OF CHANGES IN NET EQUITY

STATEMENT OF CHANGES IN NET EQUITY	Paid-in Capital		Other Reserves			Retained earnings	Net equity attributable to equity holders of the controlling company	Non- controlling interest	Total Shareholder's Equity
	Common Stock	Shares premium	Currency translation difference	Hedge reserves	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2008	197,925,086	15,479,173		2,084,084	4,296,051	161,138,442	380,922,836	49,734,150	430,656,986
Changes
Final dividends (1)	-	-	-	-	-	(7,919,922)	(7,919,922)	-	(7,919,922)
Interim dividends (2)	-	-	-	-	-	(14,969,635)	(14,969,635)	-	(14,969,635)
Interim dividends according to policy (3)	-	-	-	-	-	(26,345,717)	(26,345,717)	-	(26,345,717)
Other increases (decreases) in Net Equity	17,615,333	-	-	-	(14,312,182)	(1,636,567)	1,666,584	48,424,903	50,091,487
Comprehensive income and expense	-	-	15,817,197	4,279,579	-	90,413,642	110,510,418	5,938,753	116,449,171
Total changes in equity	17,615,333	-	15,817,197	4,279,579	14,312,182	39,541,801	62,941,728	54,363,656	117,305,384
AS OF DECEMBER 31, 2008	215,540,419	15,479,173	15,817,197	6,363,663	(10,016,131)	200,680,243	443,864,564	104,097,806	547,962,370
Balance as of January 1, 2009	215,540,419	15,479,173	15,817,197	6,363,663	(10,016,131)	200,680,243	443,864,564	104,097,806	547,962,370
Changes
Final dividends (1)	-	-	-	-	-	(8,263,070)	(8,263,070)	-	(8,263,070)
Interim dividends (2)	-	-	-	-	-	(19,110,172)	(19,110,172)	-	(19,110,172)
Interim dividends according to policy (3)	-	-	-	-	-	(44,908,565)	(44,908,565)	-	(44,908,565)
Other increases (decreases) in Net Equity	-	-	-	-	31,700	(31,511)	189	(3,699,240)	(3,699,051)
Comprehensive income and expense	-	-	(31,989,355)	(5,401,519)	-	128,037,473	90,646,599	10,578,406	101,225,005
Total changes in equity	-	-	(31,989,355)	(5,401,519)	31,700	55,724,155	18,364,981	6,879,166	25,244,147
AS OF DECEMBER 31, 2009	215,540,419	15,479,173	(16,172,158)	962,144	(9,984,431)	256,404,398	462,229,545	110,976,972	573,206,517
Balance as of January 1, 2010	215,540,419	15,479,173	(16,172,158)	962,144	(9,984,431)	256,404,398	462,229,545	110,976,972	573,206,517
Changes
Interim dividends (2)	-	-	-	-	-	(18,473,167)	(18,473,167)	-	(18,473,167)
Interim dividends according to policy (3)	-	-	-	-	-	(36,876,591)	(36,876,591)	-	(36,876,591)
Other increases (decreases) in Net Equity	-	-	-	-	(575,033)	-	(575,033)	(9,894,722)	(10,469,755)
Comprehensive income and expense	-	-	(10,999,752)	(349,998)	-	110,699,515	99,349,765	8,336,818	107,686,583
Total changes in equity	-	-	(10,999,752)	(349,998)	(575,033)	55,349,757	43,424,974	(1,557,904)	41,867,070
AS OF DECEMBER 31, 2010	215,540,419	15,479,173	(27,171,910)	612,146	(10,559,464)	311,754,155	505,654,519	109,419,068	615,073,587
(1) Related to the difference between the dividends effectively paid and the provision established (50% as per current policies) at the closing date of the preceeding year.
(2) Related to declared dividends at December 31 of each year and paid during January of the next year, as agreed by the Board of Directors.
(3) Related to CCU's policy to distribute a minimun dividend of at least 50% of the income (Note 32).

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. Consolidated Statement of Cash Flow (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CASH FLOW

CONSOLIDATED STATEMENT OF CASH FLOW	Note	For the years ended as of December 31,
		2010	2009	2008
		ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operational activities
Collection classes:
Proceeds from goods sold and services rendered		1.109.343.102	1.049.098.622	941.931.350
Other proceeds from operating activities		21.054.319	15.092.344	13.564.733
Types of payments:
Payments of operating activities		(743.733.742)	(656.127.896)	(602.725.119)
Payments of salaries		(88.440.973)	(79.161.980)	(77.034.752)
Other payments for operating activities		(130.673.513)	(139.937.632)	(108.609.013)
Dividends received		1.147.778	951.045	969.745
Interest paid		(9.214.835)	(9.377.031)	(9.817.389)
Interest received		1.056.066	3.297.780	435.026
Income tax reimbursed (paid)		(19.438.054)	(1.360.477)	(18.813.779)
Other cash movements	13	18.165.032	(31.630.325)	(14.455.614)
Net cash flows from (used in) operational activities		159.265.180	150.844.450	125.445.188

Cash flows from (used in) investing activities
Proceeds from sale and investment in a subsidiary	13	-	29.874.428	-
Cash flows used for control of subsidiaries or other businesses	13	(10.646.456)	(1.036.500)	(78.522.049)
Payments for the acquisition of joint venture		-	-	(8.963.674)
Proceeds from sale of property, plant and equipment		11.162.012	262.461	973.920
Acquisition of property, plant and equipment		(64.396.164)	(57.892.476)	(60.684.622)
Others cash movements		(1.467.752)	(1.939.974)	(5.453.316)
Net cash flows from (used in) investing activities		(65.348.360)	(30.732.061)	(152.649.741)

Cash flows from (used in) financing activities
Proceeds from term loans	13	-	118.031.844	30.838.271
Proceeds from short-term loans		8.570.740	-	-
Total amount from loans		8.570.740	118.031.844	30.838.271
Loan payments		(7.038.439)	(97.608.004)	(5.762.989)
Payments of finance lease liabilities		(1.476.189)	(1.455.592)	(1.006.128)
Repayment of loans to related entities		(3.341.762)	(1.482.778)	(36.563)
Dividends paid		(72.370.536)	(50.709.762)	(50.310.420)
Others cash movements		(3.707.315)	(3.832.556)	(3.569.067)
Net cash flows from (used in) financing activities		(79.363.501)	(37.056.848)	(29.846.896)

Net Increase (Decrease) in cash and cash equivalents, before the effect of changes in exchange rate		14.553.319	83.055.541	(57.051.449)
Effects of changes in exchange rates on cash and cash equivalents		(292.688)	(1.001.857)	(4.351.189)

Cash and cash equivalents, initial balance		137.353.669	55.299.985	116.702.623
Cash and cash equivalents, final balance	13	151.614.300	137.353.669	55.299.985

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Note 1 General Information

Compañía Cervecerías Unidas S.A. (“CCU”, or the “Company” or the “Parent Company") was incorporated in Chile as an open stock company, and it is registered in the Securities Record of the Superintendencia de Valores y Seguros de Chile (Local Superintendence of Equity Securities, “SVS”) under Nº 0007, consequently, the Company is subject to Regulation by the SVS. The Company’s shares are quoted in Chile on the Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and it quotes its American Depositary Shares (ADS) on the New York Stock Exchange (NYSE). One ADS is equivalent to 5 ordinary shares.

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

The Company is the largest producer, bottler and distributor of beer in Chile. CCU’s beer production and distribution includes a wide range of brands in the super premium, premium, mainstream as well as popular-priced segments, which are marketed under seven proprietary brands (or brand extensions) being the main Cristal, Escudo and Royal Guard. The main brand distributed and/or produced under license is Heineken. Beer manufacturing in Chile is carried out at the Santiago, Temuco and Valdivia plants.

The Company is the second beer producer in the Argentine market, with three production facilities in the cities of Salta, Santa Fé and Luján. In Argentina the Company produces and/or distributes Heineken and Budweiser beer under license, as well as proprietary brands, such as: Salta, Santa Fé, Schneider and Palermo. The Company also imports and distributes Negra Modelo, Corona, Guinness and Paulaner.

The Company is also a wine producer in Chile, through its subsidiary Viña San Pedro Tarapacá S.A. (“VSPT”), the second largest wine exporter in Chile, and the third largest winery in the domestic market. VSPT produces and markets ultra-premium, reserve, varietal and popular-priced wines under the brand families Viña San Pedro, Viña Tarapacá, Viña Santa Helena, Viña Misiones de Rengo, Viña Mar, Casa Rivas, Viña Altaïr, Bodega Tamarí and Finca La Celia, the two latter of Argentine origin. It also participates in the domestic and export markets through its associate Viña Valles de Chile S.A., with the brand families Viña Tabalí and Viña Leyda.

The Company, through its subsidiary Embotelladora Chilenas Unidas S.A. (“ECUSA”) is one of the largest non-alcoholic beverage producers in Chile, including: soft drinks, mineral and purified water, nectars, tea, sports and energetic drink. It is bottler and distributor in Chile under its proprietary brands and of those brands produced under license from PepsiCo, Schweppes Holding Limited, Nestlé S.A. and others, and Promarca. The main proprietary brands including: Bilz and Pap in the category of soft drinks; Cachantún and Porvenir in waters, which are operated by our subsidiary Aguas CCU-Nestlé Chile S.A. The Company soft drink, purified water and nectar products are produced at two facilities located in Santiago and Antofagasta; its mineral waters are bottled at two plants in the central region of the country: Coinco and Casablanca.

The Company, through its subsidiary Compañía Pisquera de Chile S.A. (“CPCh”), is one of the largest pisco producers in Chile, and it also participates in the rum and ready-to-drink cocktail businesses.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

The detail of the described licenses situation appears below:

Main brands under license
Licenses	Validity Date
Watt's rigid packaging, except carton	Indefinite
Budweiser for Argentina and Uruguay	December 2025
Pepsi, Seven Up and Té Lipton	March 2020
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda)	December 2018
Budweiser for Chile	December 2015
Austral	September 2015
Negra Modelo and Corona for Argentina	December 2014
Heineken for Chile and Argentina (1)	June 2013
Nestlé Pure Life (2)	December 2012
Red Bull for Argentina	December 2012
Gatorade (3)	March 2012

(1) 5 years renewable License unless indicated by notice received 12 months in advance.

(2) Renewable License for 5 years more, subject to compliance with the conditions agreed in the contract.

(3) Renewable License for 2 or 3 year period, subject to compliance with the conditions agreed in the contract.

The Company’s address and main office is located in Santiago city, at Avenida Vitacura Nº 2,670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

As of December 31, 2010 the Company had a total 5,490 employees according to the following detail:

	Number of employees
	Parent Company	Consolidated
Main Executives	70	230
Professionals and Techniciens	260	1.455
Workers	71	3.805
Total	401	5.490

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 66.1% of the Company’ shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile Limitada, a company controlled by Heineken Americas B.V, both with a 50% equity participation.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

The consolidated financial statements include the following significant subsidiaries direct and indirect:

Subsidiary	RUT	Country of origin	Functional currency	Share percentage with voting rights
				As of December 31,	As of December 31,
				2010	2009
				%	%
Cervecera CCU Chile Ltda.	96.989.120-4	Chile	Chilean peso	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A.	99.501.760-1	Chile	Chilean peso	99.9426	99.9426
Cia. Cervecerias Unidas Argentina S.A. (3)	0-E	Argentina	Argentinean peso	100.0000	95.9647
Viña San Pedro Tarapacá S.A.(2)	91.041.000-8	Chile	Chilean peso	50.0058	50.0058
Compañía Pisquera de Chile S.A.	99.586.280-8	Chile	Chilean peso	80.0000	80.0000
Transportes CCU Limitada	79.862.750-3	Chile	Chilean peso	100.0000	100.0000
CCU Investments Limited	0-E	Islas Cayman	Chilean peso	100.0000	100.0000
Financiera CRECCU S.A.	76.041.227-9	Chile	Chilean peso	100.0000	100.0000
Fábrica De Envases Plásticos S.A.	86.150.200-7	Chile	Chilean peso	100.0000	100.0000
Southern Breweries Establishment	0-E	Vaduz-Liechtenstein	Chilean peso	100.0000	100.0000
Comercial CCU S.A.	99.554.560-8	Chile	Chilean peso	100.0000	100.0000
CCU Inversiones S.A.	76.593.550-4	Chile	Chilean peso	99.9723	99.9723
Millahue S.A.	91.022.000-4	Chile	Chilean peso	99.9621	99.9621
Aguas CCU-Nestlé Chile S.A. (1)	76.003.431-2	Chile	Chilean peso	50.1000	50.1000
Compañía Cervecera Kunstmann S.A.	96.981.310-6	Chile	Chilean peso	50.0007	50.0007

The main movements in the ownership of the subsidiaries included in these financial statements are as follows:

(1) Aguas CCU-Nestlé Chile S.A.

On June 4, 2009 Nestlé Waters Chile S.A. notified ECUSA its decision of exercising its irrevocable option to purchase an additional 29.9% of Aguas CCU-Nestlé Chile S.A. shares. Upon exercise of the option ECUSA recognized a gain on the sale of minority interest of ThCh$ 24,439,025, presented under Other gains in the Statement of Income (Note 12).

This purchase and sale operation was effected on July 9, 2009, through the payment of ThCh$ 29,874,428 (Ch$ 9.48763 per share) for the purchase of the shares.

On September 30, 2009, at an Extraordinary Shareholders Meeting, Aguas CCU-Nestlé Chile S.A. (Aguas CCU) and Nestlé Waters Chile S.A. (Waters Chile), the merger by incorporation of Aguas CCU into Waters Chile was approved, resulting in the later being the controlling entity. Waters Chile was a holding company whose sole assets were its 49.401% interest in Aguas CCU.

As a consequence of the above, the shareholders of the merged company are Embotelladoras Chilenas Unidas S.A., Nestlé Chile S.A. and Comercializadora de Productos Nestlé S.A., with a 50.10%, a 49.4010% and a 0.499% share respectively. The merger was recorded as from September 30, 2009, and no accounting effects were generated for its shareholders.

During the Ordinary Shareholders Meeting of Nestlé Waters Chile S.A. held on July 8, 2009, the Shareholders approved the change of the name Nestlé Waters Chile S.A. to Aguas CCU-Nestlé Chile S.A.

(2) Viña San Pedro Tarapacá S.A. and subsidiaries

Between January 13 and 20, 2009, during the course of the company’s re-organization, Compañía Cervecerías Unidas S.A. sold VSPT shares to its subsidiary CCU Inversiones S.A., according to the following detail:

•         In a transaction dated January 13, 2009, CCU S.A. transferred and sold through IM Trust S.A. Corredores de Bolsa to CCU Inversiones S.A. 13,052,199,079 shares of VSPT valued at ThCh$ 48,293,137.

•         In a transaction date January 16, 2009, CCU S.A. contributed to Cervecera CCU Chile Ltda. 3,996,969,663 shares of VSPT, valued at ThCh$ 22,092,264.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

•         In a transaction dated January 19, 2009, CCU S.A. transferred and sold to CCU Inversiones S.A. 2,091,181,381 shares of VSPT through IM Trust S.A. Corredores de Bolsa, which were valued at ThCh$ 7,737,371.

•         In a transaction dated January 19, 2009, CCU S.A. transferred and sold to CCU Inversiones S.A. 3,996,969,663 shares of VSPT through IM Trust S.A. Corredores de Bolsa, which were valued at ThCh$ 14,788,787.

As a result of the above, as of December 31, 2010 and 2009, CCU Inversiones S.A. is the owner of 50.01% of VSPT shares. The remaining shareholders are Cía. Chilena de Fósforos S.A. and minoritary shareholders with a 30.00% and a 19.19%, respectively.

(3) Compañía Cervecerías Unidas Argentina S.A. and  subsidiaries

On December 20, 2010, the Company, through its subsidiary Inversiones Invex CCU Limitada, acquired the 4.04% of the stake Anheuser-Busch Investments, S.L. had in the subsidiary Compañía Cervecerías Unidas Argentina S.A., As a consequence the Company became 100% owner of the before mentioned subsidiary.

Note 2  Summary of significant accounting policies

 Significant accounting policies adopted for the preparation of these consolidated financial statements are described below:

2.1         Basis of preparation

The accompanying consolidated financial statements, have been prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB) and applied uniformly to the periods presented.

The Company has made certain reclassifications in the presentation of the consolidated financial statements as of December 31, 2009 and 2008, due to new instructions issued by the Superintendencia de Valores y Seguros (S.V.S.), in its Circular N° 1975, dated March 25, 2010. These reclassifications relate mostly to regrouping certain assets and liabilities in the Consolidated Statement of Financial Position, all within the respective current and non current items, as well as regrouping of items in the Consolidated Statement of Income, which in no case affect the outcome or results of each year.

The consolidated  financial statements cover the following periods: Balance sheet and Statement as of December 2010 and 2009, Statement of changes in net Equity, Statement of Income, Statement of Comprehensive Income and Statement of Cash Flow for the years ended December 2010, 2009 and 2008.

The amounts shown in the attached financial statements are expressed in thousands of Chilean pesos, which is the Company’s functional currency. All amounts have been rounded to thousand pesos, except when otherwise indicated.

The consolidated financial statements have been prepared on the historical basis, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value through profit and loss.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain significant accounting critical estimates. It also requires that management use its professional judgment in the process of applying the Company’s accounting policies. See Note 3 for disclosure of significant amounting estimates and judgments.

At the date of issuance of these consolidated financial statements Amendments, Improvements and Interpretations to the existing standards have been published which have come into force during the financial year 2010 and the Company has adopted. These were made mandatory from the following dates:

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

New Standard Improvements and Amendments		Mandatory for
years beginning in:
IAS 1 Amendment	Presentation of Financial Statements	January 1, 2010
IFRS 2 Amendment	Share-based Payment	January 1, 2010
IAS 32 Amendment	Classification of rights issue of shares	February 1, 2010
IFRS 1 Amendment	Exemptions from the initial adoption of IFRS	July 1, 2010
IFRIC 19	Cancellation of liabilities with equity instruments	July 1, 2010

The adoption of the these standards, as per their mandatory application date, had not impact on the consolidated financial statements.

Also, at the date of issuance of these consolidated financial statements, Amendments, Improvements and Interpretations to the existing standards have been published, which are not yet valid and the Company has not early adopted. The following standards are required to be applied as from the dates indicated below:

New Standard Improvements and Amendments		Mandatory for
years beginning in:
Amendment IFRIC 14	Prepayment of the obligation to maintain a minimum funding	January 1, 2011
Revised IAS 24	Related Party Disclosures	January 1, 2011
IFRS 7	Financial Instruments: Disclosures	July 1, 2011
IAS 12 Amendment	Income Taxes	January 1, 2012
IFRS 9	Financial Instruments: Classification and Measurement	January 1, 2013

The Company estimates that the adoption of the aforedescribed Standards, Amendments and Interpretations shall not have a material impact on the consolidated financial statements of the group at their initial application.

2.2         Basis of consolidation

Subsidiaries

Subsidiaries are the entities over which the Company is empowered to direct financial and operational policies, which is generally the result of ownership of over half the voting rights. Subsidiaries are consolidated as from the date on which the control was transferred to the Company, and they are excluded from consolidation as of the date of termination of such control.

The acquisition method is used for the accounting of acquisition of subsidiaries. The acquisition cost is the fair value of the assets delivered, of the equity instruments issued and of the liabilities incurred or assumed as of the exchange date. The identifiable assets acquired, as well as the identifiable liabilities and contingencies assumed in a business combination are initially valued at their fair value on the acquisition date, independently from the scope of minority interests. The excess of the acquisition cost over the fair value of the Company’s share of the net assets acquired is recognized as goodwill. If the acquisition cost is lower than the fair value of the acquired subsidiaries’ net assets, the difference is directly recognized in the Statement of Income as gain.

Transaction and Non-controlling Interest

Inter-company transactions, balances and unrealized gains from transactions between the Group’s entities are eliminated during consolidation. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Whenever necessary to ensure uniformity with the policies adopted by the Company, the subsidiaries’ accounting policies are amended.

The non-controlling interest is presented in the Net Equity section of the Statement of Financial Position. The gain or loss attributable to non-controlling interest is presented in the Consolidated Statement of Income after net income.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Joint Ventures

A joint venture is a contractual agreement by which two or more parties carry out an economic activity that is subject to a joint control, and normally involves the establishment of a separate entity in which each party has a share, based on a shareholders’ agreement. The Company accounts for its participation in joint ventures by using the equity method. The financial statements of the joint ventures in which the Company participates are prepared for the same year, using accounting policies consistent with those of the Company. Adjustments are made to confirm any different accounting policy that may exist.

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

2.3         Financial information as per operating segments

The Company’s operating segments are formed by the assets and resources intended to supply products that are subject to risks and benefits different from those of other operating segments, and that normally correspond to operating companies that develop such business activities and which operating income is regularly reviewed by its respective Directors and by the Board of Directors, in order to make decisions on the resources to be allotted to the segments and to appraise their performance. When establishing the segments to be reported, some segments with similar economic characteristics have been grouped together (See Note 7).

The segments performance is appraised according to several indicators, of which Operating Income, EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), equivalent to Income from Operations plus Depreciation and Amortization), EBITDA margin (EBITDA’s % as compared to total income), the volume and Sales Income are the most important. Sales between segments are carried out at arm’s length and the net sales information as per geographical location is based on the producing and selling entity location.

2.4         Foreign currency and unidad de fomento (Adjustable unit)

Presentation and functional currency

The Company uses the Chilean peso as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the Argentine subsidiaries is the Argentine peso.

Transactions and balances

Transactions in foreign currency and adjustable units (“Unidad de Fomento” or “UF”) are recorded at the exchange rate of the corresponding currency or adjustable unit as of the date on which the transaction complies with the requirements for its initial acknowledgement. The Unidad de Fomento (UF) is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each Balance Sheet the monetary assets and liabilities denominated in foreign currencies and adjustable units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustable unit. The exchange difference arising, both from the liquidation of foreign currency operations, as well as from the valuation of foreign currency monetary assets and liabilities, is included in statement of income, in the Exchange Rate Difference caption, while the difference arising from the changes in adjustable units are recorded in the statement of income as per Adjusment Units.

For consolidation purposes, the assets and liabilities of the subsidiaries which functional currency is different from the Chilean peso are translated into Chilean pesos by using the exchange rates valid as of the date of the financial statements, and the exchange differences originated by the translation of the assets and liabilities are recorded in Equity Reserve, under the Currency Translation Reserves item. The income and expense are translated at the monthly average exchange rate for the corresponding terms, since there have not been significant fluctuations in the exchange rate during each month.

The exchange rates of the main foreign currencies and adjustment units used in the preparation of the consolidated financial statements as of  December, 2010, 2009 and 2008 are as follows:

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Chilean Pesos as per unit of foreign currency or adjustable unit		As of December 31,
		2010	2009	2008
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	468,01	507,10	636,45
Euro	EUR	621,53	726,82	898,81
Argentine Peso	ARS	117,71	133,48	184,32
Canadian Dollar	CAD	467,87	481,12	521,72
Sterling Pound	GBP	721,01	814,49	918,27
Swiss Franc	CHF	499,37	489,10	602,64
Australian Dollar	AUD	474,56	453,09	436,72
Danish Krone	DKK	83,39	97,69	120,62
Japanese Yen	JPY	5,73	5,48	7,05
Brazilian Real	BRL	281,31	290,94	271,70
Adjustment Units
Unidad de fomento	UF	21.455,55	20.942,88	21.452,57

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

Accounts receivable

They correspond to those financial assets with fixed or determinable payments that are not traded in an active market. The trade receivable credits or accounts are recognized according to the invoice value, recording the corresponding adjustment when there is objective evidence of payment risk by the client.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

The estimated losses from bad debts are determined by applying differentiated percentages, taking into account maturity factors, until reaching a 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis.

The current trade receivable credits and accounts are not discounted. The Company has determined that the calculation of the amortized cost is not materiality different from the invoiced amount, because the transaction does not have significant  associated costs.

Debts and financial liabilities that accrue interests

Loans and financial obligations accruing interest are initially recognized at the fair value of the resources obtained, less costs incurred directly attributable to the transaction. After initial recognition, loans and obligations accruing interest are valued at their amortized cost. The difference between the net amount received and the value to be paid is recognized in the Consolidated Statement of Comprehensive Income during the term of the loan, using the effective interest rate method.

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

Derivative Instruments

All derivative financial instruments are recognized as of the date of the agreement, and then revalued at their fair value as of the date of the financial statements. Income and losses resulting from the fair value measurement are recorded in the Statement of Comprehensive Income as income or losses due to fair value of financial instruments, unless the derivative instrument qualifies, be designated and be effective as a hedging instrument.

In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at subscription date as well as on a continuing basis, whether the instrument used is effective to offset changes in fair value or in the cash flow of the protected item.

A hedge is considered effective when changes in the reasonable value or in the cash flow of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flow of the hedging instrument with effectiveness between 80% to 125%.

Derivative instruments classified as hedges are accounted for as cash flow hedges.

The total fair value hedging derivatives are classified as assets or financial liabilities Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The effect on results of these instruments can be viewed in Other gains (losses) of the Consolidated Statements of Comprehensive Income.

The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flow hedges is initially recognized in Cash Flow Hedge Reserve, in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the statement of income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding exposure makes an impact on the Statement of Income. When a cash flow hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated income or loss existing in Equity is immediately recognized in the Statement of Income.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

2.7           Financial asset impairment

At each financial statement date the Company assesses if a financial asset or financial group of assets is impaired.

The Company assesses impairment of accounts receivable collectively, grouping the financial assets according to similar risk characteristics, which indicate the debtors’ capacity to comply with their obligations under the conditions agreed upon. When there is objective evidence that a loss due to impairment has been incurred in the accounts receivable, the loss amount is recognized in the Consolidated Statement of Comprehensive Income, under the Administration Expense item.

In the event that during subsequent periods the impairment loss amount decreases and such decrease may be objectively related to an event occurring after impairment recognition, the impairment loss previously recognized is reversed.

Any subsequent impairment reversal is recognized in Income provided that the book value of the asset does not exceed its value as of the date the impairment was recognized.

2.8         Inventories

Inventories are valued at the lower at cost (acquisition or production cost) and net realizable value. The production cost of finished products and of products under processing includes raw material, direct labor, indirect manufacturing expenses based on a normal operational capacity and other costs incurred to grant the products with the locations and conditions necessary for sale, net of discounts attributable to inventories.

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

Cost associated with agricultural activities (winery) are deferred up to the harvest date, at which such time they become part of inventory cost for subsequent processes.

2.9         Other non-financial assets

They mainly include disbursements related to commercial advertising preparation that is in process but has not yet been shown, advances to property, plant and equipment suppliers and current and non-current advertising agreements.

2.10       Property, plant and equipment

Property, plant and equipment are recorded at their historic cost, less accumulated depreciation and impairment losses. The cost includes both the disbursements directly attributable to the asset acquisition or construction, as well as the financing interest directly related to certain qualified assets, which are capitalized during the construction or acquisition period, as long as these assets qualify for these purposes considering the period necessary to complete and prepare the assets to be operative. Disbursements after the purchase or acquisition are only capitalized when it is likely that the future economic benefits associated to the investment flow towards the Company, and costs may be reasonably measured. Subsequent disbursements correspond to repairs and maintenance and they are recorded as expense when incurred.

Property, plant and equipment depreciation, including the assets under financial lease, is calculated on a straight line basis over the estimated useful life of the fixed assets, taking into account their estimated residual value. When an asset is formed by significant components with different useful lives, each part is separately depreciated. The Property, plant and equipment useful lives and residual values estimates are reviewed and adjusted at each financial statement closing date, if necessary.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Property, plant and equipment estimated useful lives are as follows:

Type of Assets	Number of
Years
Land	Indefined
Buildings and Construction	20 to 60
Machinery and equipment	10 to 25
Furniture and accesories	5 to 10
Sales assets (coolers and majolica)	5 to 8
Bottles and container	3 to 12

Income and losses resulting from the sale of properties, plants and equipment, are calculated comparing their book values against the related sales proceeds and are included in the Consolidated Statement of Income.

When the book value of an item of Property, plant and equipment exceeds its recoverable amount, it is immediately reduced to its recoverable amount (See Note 2.16).

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

Lease agreements that do not qualify as financial leases are classified as operating leases. Lease payments of operating leases are charged to income on a straight line basis over the life of the lease.

2.12         Investment property

Investment property consists of land held by the Company with the purpose of generating appreciation, and not to be used in the normal course of business, and it is recorded at historic cost less impairment loss, if any.

2.13         Biological assets

Biological assets held by Viña San Pedro Tarapacá S.A. (VSPT or the Company) and its subsidiaries consist in vines under formation and under production. The harvested grapes are used for the later production of wines.

Vines under production are valued at the historic cost, less depreciation and any impairment loss. Agricultural production (grapes) resulting from the vines under production is valued at its cost value when harvested.

Depreciation of under production vines is recorded on a straight-line basis, and it is based on the 25-year estimated production useful life, which is periodically assessed. Vines under formation are not depreciated until they start production.

The costs associated with agricultural exploitation are deferred until harvesting date, when they are changed to the inventories under processing cost.

Costs incurred in acquiring and planting new vines are capitalized.

The Company uses the amortized historical cost to value its biological assets, for which management consider that it represents the best approximation to fair value.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

2.14       Intangible assets other than goodwill

Commercial Trademarks

The Company’s commercial trademarks correspond to intangible assets with an indefinite useful life that are presented at their historic cost, less any impairment loss. The Company believes that through marketing investments trademarks maintain their value, consequently they are considered as having an indefinite useful life and they are not amortizable. Such assets are subject to impairment tests on a yearly basis, or when factors exist indicating a likely loss of value (Note 2.16).

Software Programs

Software Programs licenses acquired are capitalized at the value of the costs incurred for their acquisition and preparation for the use of the specific programs. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of the software programs are recognized as expense of the year during which they are incurred.

Research and development

The research and development expense is recognized as an expense when incurred. The disbursements for these concepts during the years ended as of December 31, 2010, 2009 and 2008, were not significant.

Water Rights

The Water Rights acquired by the Company correspond to the existing exploitation rights of water from natural sources, and they were recorded at their attributed cost as of the transition date. Given that such rights are perpetual they are not amortizable, nevertheless they are annually subject to impairment assessment, or when factors exist that indicate a likely loss of value.

2.15       Goodwill

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

For the purposes of impairment tests, goodwill is assigned to the Cash Generating Units (CGU) that are expected to benefit from the synergies of a business combination. Each unit or group of units (CGU - See Note 20) represents the lowest level inside the Company at which goodwill is monitored for internal administration purposes, which is not larger than a business segment. The cash generating units to which the goodwill is assigned are tested for impairment annually or with a higher frequency, when there are signs indicating that a cash generating unit could experience impairment, or some of the significant market conditions have changed.

Goodwill in the acquisition of joint ventures is assessed for impairment as part of the investment, provided that there are signs indicating that the investment may be impaired.

An impairment loss is recognized for the amount that the book value of the cash generating unit exceeds its recoverable value, the recoverable value being the highest between the fair value of the cash generating unit, less costs to sell and its value in use.

An impairment loss is first assigned in goodwill to reduce its book value, and then to other assets in the cash generating unit. A recognized impairment loss is not reversed in the following years.

2.16       Impairment of non-current assets other different than goodwill

The Company annually assesses the existence of impairment indicators on non-current assets. When indicators exist, the Company estimates the recoverable amount of the impaired asset. In case it is not possible to estimate the recoverable amount of the impaired asset at an individual level, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

The recoverable amount is defined as the highest between the fair value, less costs to sell and the value in use. The use value is determined by estimating future cash flows associated with the asset or with the cash generating unit, discounted from its current value by using interest rates before taxes, which reflect the time value of money and the specific risks of the asset. In the event the asset book value exceeds its recoverable amount, the Company records an impairment loss in Income.

The Company annually assesses if impairment indicators of non-current assets for which impairment losses were recorded during prior years have disappeared or decreased. In the event of such a situation, the recoverable amount of the specific asset is recalculated and its book value increased, if necessary. Such increase is recognized in Income as a reversal impairment losses. The increase in the value of the previously impaired asset is recognized only when it is originated by  changes in the assumptions used to calculate the recoverable amount. The asset amount increase resulting from the reversal of the impairment loss is limited to the amount that would have been recorded had impairment not occurred.

2.17       Non-current assets held for sale

Property, plant and equipment expected to be recovered primarily through sale rather than through continuing use, for which active sale negotiations have begun and it is estimated that they will be sold within twelve months following the closing date are classified as non-current assets held for sale.

These assets are measured at the lower of their book value and the estimated fair value, less cost to sell. From the moment in which the assets are classified as non-current assets held for sale they are no longer depreciated.

2.18       Income tax and deferred taxes

Income tax is composed by the legal obligations and the deferred taxes recognized according to International Accounting Standard Nº 12 – Income Taxes. Income tax is recognized in the Statement of Income, except when it is related to entries directly recorded in Equity, in which case the tax effect is also recognized in Equity.

Income Tax Obligation

Income tax obligations are recognized in the financial statements on the basis of the best estimates of the taxable profits as of the financial statement closing date, and the income tax rate valid as of that date in the countries where the Company operates, which are Chile and Argentina.

Deferred Tax

Deferred taxes are those the Company expects to pay or to recover in the future, due to temporary differences between the book value of assets and liabilities (carrying amount for financial reporting purposes) and the corresponding tax basis of such assets and liabilities used to determine the profits subject to taxes. Deferred tax assets and liabilities are generally recognized for all temporary differences, and they are calculated at the rates that will be valid on the date the liabilities are paid or the assets realized.

Deferred tax is recognized for temporary differences arising from investments in subsidiaries and associates, except in those cases where the Company is able to control the date on which temporary differences will be reversed, and it is likely that they will not be reverted in a foreseeable future. Deferred tax assets, including those originated by tax losses are recognized provided it is likely that in the future there are taxable profits against which deductible temporary differences may be charged, as well as unused tax losses.

The book value of deferred tax assets is reviewed as of the financial statement date, and it is reduced, by means of a valuation provision, if it is estimated that enough tax profits will not be available to allow the use of all or part of the deferred taxes assets.

Deferred tax assets and liabilities are offset when there exists a legal right to offset tax assets against tax liabilities, and the deferred tax is related to the same taxable entity and the same taxing authority.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

2.19       Employees benefits

Employees Vacation

The Company accrues the expense associated with staff vacation when the employee earns the benefit.

Employees Bonuses

The Company recognizes a liability and an expense for bonuses when it’s contractually obligated, it is estimated that, depending on the income requirement at a given date, bonus will be paid out at the end of the year.

Severance Indemnity

The Company recognizes a liability for the payment of irrevocable severance indemnities, originated by the collective and individual agreements entered into with employees. Such obligation is determined based on the actuarial value of the accrued cost of the benefit, a method which considers several factors in the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The determined value is shown at its present value by using the accrued benefits for years of service method. The discount rates are determined by reference to market interest rates curves, which were 7.7% for the years ended as of December 31, 2010 and 2009 and 7.6% for the year ended December, 31, 2008, respectively. The current losses and gains originated by the valuation of the liabilities subject to such plans are directly recorded in Income.

2.20       Provisions

Provisions are recognized when: (i) the Company has a current obligation, legal or implicit, as a result of past events, (ii) it is probable that monetary resources will be required to settle the obligation and (iii) the amounts can be reasonably established. The amounts recognized as provisions as of financial statements closing date, are Management´s best estimates, and consider the necessary disbursements to liquidate the obligation.

The concepts by which the Company establishes provisions against Income correspond to civil, labor and taxation proceedings that could affect the Company. Additionally, the liability generated by the bottles and containers deposits is considered as a provision (Note 28).

2.21       Deposits on bottles and containers

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

Such obligation is mainly disclosed in non-current liabilities because the history of containers placement in the market, recorded during an operation term, is higher than the returned ones during a similar term. Such liability is not discounted, since it is considered a payable on sight and it does not have adjustability clauses of any kind in its origin.

The adjustment is based on an estimate that is carried out by counting the bottles held by customers and adding an estimate of the number of bottles in hands of the final consumers. This estimate is based on independent studies and historical information regarding the return of these bottles. In Argentina, all companies use the same returnable bottles. Therefore, unlike in Chile where returnable bottles are proprietary and require a deposit, bottles are delivered in bailment to customers.

2.22       Revenue recognition

Revenues are recognized when it is likely that economic benefits flow to the Company and can be measured reliably. Income is measured at the fair value of the economic benefits received or to be received, and they are presented net of valued added taxes, specific taxes, returns, discounts and rebates.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Sales of goods are recognized after the Company has transferred to buyer all the risks and benefits inherent in the ownership of such goods, and it does not hold the right to dispose of them; in general, this means that sales are recorded at the transfer of risks and benefits to clients, pursuant to the terms agreed in the commercial agreements.

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

Exports

In general,  the Company´s delivery conditions for sale are basis for revenue recognition related to exports.

The structure of income recognition is based on the grouping of Incoterms, mainly in the following groups:

•              "FOB (Free on Board) and similar", by which buyer organizes and pays for transportation, consequently the sales occur and revenue is recognized upon the delivery of merchandise to the transporter hired by buyer.

•              “CIF (Cost, Insurance & Freight) and similar", by which the Company organizes and pays for external transportation and some other expenses, although CCU ceases being responsible for the merchandise after delivering it to the maritime or air company in accordance with the relevant term. The sales occur and revenue is recognized upon the delivery of the merchandise to the transporter hired for the transportation to the final destination.

In the event of discrepancies between the commercial agreements and delivery conditions those established in the agreements shall prevail.

2.23       Commercial agreements with distributors and supermarket chains

The Company enters into commercial agreements with its clients, distributors and supermarkets through which they establish: (i) volume discounts and other client variables, (ii) promotional discounts that correspond to an additional rebate on the price of the products sold by reason of commercial initiatives development (temporary promotions), (iii) services payment and rendering of counter-services (advertising and promotion agreements, use of preferential spaces and others) and (iv) shared advertising, which corresponds to the Company’s participation in advertising campaigns, promotion magazines and opening of new sales locations.

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

2.24       Cost of sales of products

The costs of sales include the production cost of the products sold and other costs incurred to place the inventories in the locations and under the conditions necessary for the sale. Such costs mainly include raw material costs, packing costs, production staff labor costs, production-related assets depreciation, returnable bottles depreciation, license payments and operational cost and plant and equipment maintenance costs.

2.25         Other expenses by function

Other expenses by function include, mainly advertising and promotion expenses, depreciation of assets sold, selling expenses, marketing costs (sets, signs, neon signs at clients´ facilities) and marketing and sales staff remuneration and compensations.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

2.26         Distribution expenses

Distribution costs include all the necessary costs to deliver products to clients.

2.27       Administration expenses

Administration expenses include the support units staff remuneration and compensation, depreciation of offices, equipment, facilities and furniture used for these functions, non-current assets amortization and other general and administration expenses.

2.28       Environment

In case there are of environmental liabilities it recorded based on the current interpretation of environmental laws and regulations, or when an obligation is likely to occur and the amount of such liability can be calculated reliably.

Disbursements related to environmental protection are charged to the Consolidated Statements of Comprehensive Income as incurred, except, investments in infrastructure designed to comply environmental requirements, which are activated following the accounting policies for property, plant and equipment .

Note 3 Estimates and application of professional judgment

Financial statement preparation requires estimates and assumptions from Management affecting the amounts included in the consolidated financial statements and their related notes. The estimates made and the assumptions used by the Company are based on the historical experience, the changes in the industry and the information supplied by external qualified sources. Nevertheless, final results could differ from the estimates under certain conditions.

Significant estimates and accounting policies are defined as those that are important to correctly reflect the Company’s financial position and income, and/or those that require a high judgment level by Management.

The main estimates and professional judgments are related to the following concepts:

•              Asset valuation and goodwill acquired (goodwill or trade funds) to determine the existence of losses due to their impairment  (Note 2.15 and Note 20).

•              The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2.14  and Note 19).

•              The assumptions used in the current calculation of liabilities and obligations to employees (Note 2.19 and Note 30).

•              Useful life of property, plant and equipment (Note 2.10 and Note 21), biological assets (Note 2.13 and Note 24) and intangibles (software programs) (Note 2.14 and Note 20).

•              The assumptions used for the calculation of financial instrument fair value (Note 2.6 and Note 6).

•              The occurrence likelihood and the liabilities amount in an uncertain or contingent manner (Note 2.20, Note 2.21, and Note 28).

Such estimates are based on the best available information on the events analyzed to date of these consolidated financial statements.

However, it is possible that events that may occur in the future force their amendment during the next year, which would be done prospectively.

Note 4 Accounting changes

During the year ended on December 31, 2010, there have been no changes in the use of accounting principles or relevant changes in any accounting estimates with regard to the previous years that may significantly affect the interpretation of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Note 5   Risk Administration

Risk administration

In those companies without a significant non-controlling interest, the Company’s Administration and Finance Officer provides a centralized service for the group’s companies to obtain financing and administration of exchange rate, interest rate, liquidity, inflation, raw material and loan risks. Such activity operates according to a policies and procedures framework, which is regularly reviewed to comply with the purpose of administrating the risk originated by the business needs.

In those companies with a significant non-controlling interest (VSPT, CPCH, Aguas CCU-Nestlé and Cervecera Kunstmann) each Administration and Finance Officer exercises such responsibility. When necessary, the Board of Directors has the final responsibility for the established and reviewing the risk administration structure, as well as for the review of the significant changes made to the risk administration policies, receiving information related to their activities.

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

For each of the following, where applicable, the sensitivity analysis developed are for illustrative purposes, since in practice the sensitized variables rarely change without affecting each other and without affecting other factors that were considered as constants and also affect the financial position and results of the Company.

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

As of December 31, 2010, the Company maintained in Chile foreign currency obligations amounting to ThCh$  52,560,458 (ThCh$ 54,314,629 in 2009), mostly denominated in US dollars. Foreign currency obligations accruing variable interest (ThCh$ 32,785,328 and ThCh$ 40,152,566 in 2009) represent 15% (18% in 2009) of the total of such obligations. The remaining 85% (82% in 2009) is denominated in inflation-indexed Chilean pesos (see inflation risk section). The
ThCh$ 46,377,735 foreign currency obligations include loans for US$ 70 million (ThCh$ 32,785,328 in 2010 and
ThCh$ 35,525,570 in 2009) which are hedged by currency and interest rate hedge agreements, converting such debts in fixed interest rate inflation-adjusted obligations in Chilean pesos. In addition, the Company maintains foreign currency assets for ThCh$ 23,412,881 (ThCh$ 40,559,612 in 2009) that mainly correspond to exports accounts receivable.

Regarding the Argentine subsidiaries operations, the liability net exposure in US dollars and other currencies amounts to ThCh$ 5,245,182 (ThCh$ 4,175,188 in 2009).

To protect the value of the foreign currency assets and liabilities net position of its Chilean operations, the Company enters into derivative agreements (currency forwards) to ease any variation in the Chilean peso as compared to other currencies.

As of December 31, 2010, the Company’s assets (liabilities) net exposure in foreign currencies, after the use of derivative instruments, is a liability amounted to ThCh$ 1,532,631 (ThCh$ 1,149,625 in 2009).

Of the Company’s total sales, both in Chile and Argentina, 11% (12% in 2009) corresponds to export sales made in foreign currencies, mainly US dollars, euro, pound sterling, and of the total costs 60% (63% in 2009) corresponds to raw material and products purchased in foreign currencies, or indexed to such currencies. The Company does not actively hedge the eventual variations in the expected cash flows from such transactions.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

On the other hand, the Company is exposed to the exchange rate movements related to the conversion from Argentine pesos to Chilean pesos of the income, assets and liabilities of its subsidiaries in Argentina. The Company does not actively hedge the risks related to the subsidiaries conversion, which effects are recorded in Equity.

As of December 31, 2010, the net investment in Argentine subsidiaries amounted to ThCh$ 86,527,472 (ThCh$ 86,089,431 in 2009).

Exchange rate sensitivity analysis

The exchange rate differences effect recognized in the Consolidated Statement of Income for the  year ended as of December 31, 2010, related to the foreign currency denominated assets and liabilities, was a loss of
ThCh$ 1,400,700 (ThCh$ 1,390,069 in 2009). Considering the exposure as of December 31, 2010, and assuming a 10% increase or decrease in the exchange rate, and maintaining constant all the rest of the variables, such as interest rates, it is estimated that the effect over the Company’s income would be income (loss) after taxes of ThCh$ 127,208 (income (loss) of ThCh$ 48,101 in 2009).

Considering that approximately 11% of the Company’ sales relates to export sales carried out in Chile, in currencies different from the Chilean peso, and that in Chile approximately 57% (60% in 2009) of the costs are indexed to the US dollar, and assuming that the Chilean peso will be appreciated or (depreciated) by 10% as compared to the set of foreign currencies, when maintaining constant the rest of the variables the hypothetical effect on the Company’s income would be income (loss) after taxes of ThCh$ 5,623,470 (income (loss) from ThCh$ 4,977,427 in 2009).

The net investment maintained in subsidiaries that operate in Argentina amounts to ThCh$ 86,527,472 as of December 31, 2010 (ThCh$ 86,089,431 in 2009). Assuming a 10% increase or decrease in the Argentine peso exchange rate as compared to the Chilean peso, and maintaining constant all the rest of the variables, the aforesaid increase (decrease) would hypothetically result in income (loss) of ThCh$ 8,652,747 (income (loss) ThCh$ 8,608,943 in December 31, 2009) recorded as a credit (charge) against net equity.

Interest rates risk

The interest rate risk is mainly originated by the Company’s financing sources. The main exposure is related to LIBOR variable interest rate indexed obligations.

As of December 31, 2010, the Company had a total ThCh$ 32,785,328 in debt indexed to LIBOR (ThCh$ 40,308,980 as of December 31, 2009). Consequently, as of December 31, 2010, the company’s financing structure is made up (without considering the effects of cross currency swaps effect) of approximately 15% (18% in 2009) debt with variable interest rates, and 85% (82% in 2009) debt with fixed interest rates.

To administer the interest rate risk, the Company has an interest rate administration policy that intends to reduce the volatility of its financial expense, and to maintain an ideal percentage of its debt in fixed rates instruments. The financial position is mainly set by the use of short-term and long-term debt, as well as derivative instruments such as cross currency interest rate swaps.

As of December 31, 2010, after considering the effect of interest rates and currency swaps, approximately 100% (98% in 2009) of the Company’s long-term debt has fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2010, including exchange rates, interest rates, maturities and effective interest rates are detailed in Note 26.

Interest rates sensitivity analysis

The total financial expense recognized in the Consolidated Statement of Income for the twelve month ended period as of December 31, 2010, related to short-term and long-term debts amounted to ThCh$ 10,668,587 (ThCh$ 12,442,847 in December 31, 2009). Since then the Cross Currency Swap we are 100% covered against changes in interest rates, our result is not exposed to this risk.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

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

Inflation sensitivity analysis

The income for total adjustment unit recognized in the consolidated statement of comprehensive income for the twelve month ended as of December 31, 2010, related to UF indexed short-term and long-term debt, and resulted in a loss
ThCh$ 5,079,737 (profit of ThCh$ 4,190,023 in December 31, 2009). Assuming a reasonably possible increase (decrease) of the Unidad de Fomento by approximately 3% and maintaining constant all the rest of the variables, such as interest rates, the aforementioned increase (decrease) would hypothetically result in a loss (income) of ThCh$ 6,288,142
(ThCh$ 6,661,378 in December 31, 2009) in the Consolidated Statement of Income.

Raw material price risk

The main exposure to the raw material price variation is related to the barley and malt supply for the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks, bulk wine and grapes for the manufacturing of wine.

Barley and malt

In Chile the Company obtains its barley and malt supply from local producers and from the international market. Long-term supply agreements are entered into with local producers, where the barley price is set annually according to the market prices, which is used to determine the malt price according to the agreements. The purchases and commitments made expose the Company to a raw material price fluctuation risk. During 2010 the Company purchased 27,000 tons (36,767 tons in 2009) of barley and 30,052 tons (33,678 tons in 2009) of malt. On the other hand, CCU Argentina acquires the whole demand of malt from local producers. Such raw material represents approximately 29% (30% in 2009) of the beer direct cost.

Concentrates, Sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrates, which are mainly acquired from licensees, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks of these raw material, which jointly represent 52% (61% in 2009) of the direct cost of non-alcoholic beverages. The Company does not carry out hedging activities over these raw material purchases.

Grapes and wine

The main raw materials used by the subsidiary VSPT for wine production are its own production grapes and third-party grapes and wine. Approximately 48% (50% in 2009) of the export wine supply comes from its own vineyards, thus reducing the effect of price volatility and ensuring the products quality consistence. Approximately 92% (95% in 2009) of the wine or grape supply for the wine for local market is acquired from third parties. During 2010, the Company acquired 57% (60% in 2009) of the necessary grapes and wine from third parties through fixed price agreements. In addition, it also occasionally effects spot price (or cash price) transactions, depending on its needs.

Raw material price sensitivity Analysis

The total direct cost in the consolidated statement of income for 2010 amounts to ThCh$ 275,058,113 (ThCh$ 261,973,067 in 2009). Assuming a reasonably possible increase (decrease) in the direct cost of each segment of 8% and maintaining constant all the rest of the variables, such as exchange rates, the aforesaid increase (decrease) would hypothetically result into a loss (income) of ThCh$ 6,175,942 (ThCh$ 6,181,816 in 2009) for Beer Chile, ThCh$ 3,510,028 (ThCh$ 3,221,765 in 2009) for Beer Argentina, ThCh$ 6,581,027 (ThCh$ 6,104,023 in 2009) for non-alcoholic beverages, ThCh$ 5,607,456 (ThCh$ 5,100,349 in 2009) for Wines and ThCh$ 1,368,445 (ThCh$ 1,283,360 in 2009) for Spirits.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

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

Domestic market

The credit risk related to commercial collectible accounts of domestic markets is administered by the Loan and Collection Administration Officer, and it is monitored by the Loan Committee of each business unit. The Company has a wide client base that is subject to the policies, procedures and controls established by the Company. The loan limits are established for all clients on the basis of an internal qualification and payment performance. The pending for payment commercial accounts receivable are regularly monitored. In addition, the Company acquires loan insurances covering 90% (90% in 2009) of the individually significant accounts receivable balances, a coverage that as of December 31, 2010, amounts to 83% (79% as of December 31, 2009) of the total accounts receivable.

Overdue but not impaired commercial accounts receivable correspond to clients that show delays of less than 18.3 days (17.4 days in 2009).

As of December 31, 2010, the Company had approximately 694 clients (693 clients as of December 31, 2009) indebted in over Ch$ 10 million each, that together represent approximately 84% (86% in 2009) of the total commercial accounts receivable. There were 171 clients (182 clients as of December 31, 2009) with balances over $ 50 million each, representing approximately 73% (72% in 2009) of the total accounts receivable. The 92% (85% in 2009) of such accounts receivable are covered by the aforesaid loan insurance, or by mortgage guarantees.

Exports market

The loan risk related to accounts receivable for exports is administered by VSPT Head of Loan and Collection, and it is monitored by VSPT Administration and Finance Officer. The Company has a large client base, in over eighty countries, which are subject to the policies, procedures and controls established by the Company. In addition, the Company acquires loan insurance covering 96% (90% in 2009) of the individually significant accounts receivable, a coverage that as of December 31, 2010, amounts to 80% (66% in 2009) of the total accounts receivable. Pending payment of commercial accounts receivable are regularly monitored. Overdue but not impaired commercial accounts receivable correspond to clients that show delays of less than 44 days (64 days in 2009). Apart from the loan insurance, the fact of having diversified sales in different countries and in the main economically developed countries decreases the loan risk.

As of December 31, 2010, there were 62 clients (65 clients in 2009) indebted for over Ch$ 65 million each, which represent 84% (85% in 2009) of the total accounts receivable.

The Company estimates that no loan risk provisions are necessary in addition to the individual and collective provisions determined as of December 31, 2010. See analysis of accounts receivable maturities and losses due to impairment of accounts receivable (Note 14).

The Company has policies limiting the counterparty loan risk exposure as regards financial institutions, and such exposures are frequently monitored. Consequently, the Company does not have loan risk concentrations with financial institutions that should be considered significant as of December 31, 2010 an 2009.

Liquidity risk

The Company administers liquidity risk at a consolidated level, the cash flows originated by its operational activities being the main liquidity source. In addition, the Company issues debt and equity facilities in the capital market, maintains unused financing lines, as well as cash and cash equivalent available in order to fulfill its short –term and long-term obligations.

The Company bases its estimated cash flows for a 12-month following to administer short-term liquidity. As of December 31, 2010, the Company had unused loan credit lines totalling ThCh$ 249,703,857 (ThCh$ 238,132,075 in 2009) and cash and cash equivalents of ThCh$ 151,614,300 (ThCh$ 137,353,669 in 2009) to administer short-term liquidity needs.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Based on the current operational performance and its liquidity position, the Company estimates that the cash flows originated by operating activities and the cash available shall be sufficient to finance working capital, capital investments, interest payments, dividend payments and debt payment requirements for the next 12-month period and the foreseeable future.

A summary of the Company’s financial liabilities and financial liabilities originated by derivatives with their maturities as of December 31, 2010 and 2009, based on the non discounted contractual cash flows appears below:

As of December 31, 2010	Book value	Contractual flows maturities
		Less than 1	Between 1	More than	Total
		year	and 5 years	5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Financial Liabilities
Bank borrowings	48,551,296	6,535,438	43,994,210	-	50,529,648
Bonds payable	160,899,845	9,489,737	97,994,944	100,066,247	207,550,928
Financial leases obligations	15,856,614	1,494,201	5,152,353	29,329,197	35,975,751
Sub-Total	225,307,755	17,519,376	147,141,507	129,395,444	294,056,327
Derivative financial liabilities
Liability coverage	6,275,325	751,978	7,335,018	-	8,086,996
Derivative hedge liabilities	1,383,942	1,383,942	-	-	1,383,942
Sub-Total	7,659,267	2,135,920	7,335,018	-	9,470,938
Total	232,967,022	19,655,296	154,476,525	129,395,444	303,527,265
View current and non current book value in Note 6.

As of December 31, 2009	Book value	Contractual flows maturities
		Less than 1	Between 1	More than	Total
		year	and 5 years	5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	53,172,707	15,331,040	41,370,903	-	56,701,943
Bonds payable	160,479,362	9,405,065	98,092,637	104,498,962	211,996,664
Financial leases obligations	15,875,725	1,458,498	5,352,486	29,763,641	36,574,625
Sub-Total	229,527,794	26,194,603	144,816,026	134,262,603	305,273,232
Derivative financial liabilities
Liability coverage	2,175,691	348,024	3,398,046	-	3,746,070
Derivative financial instruments	1,186,756	1,155,915	30,841	-	1,186,756
Sub-Total	3,362,447	1,503,939	3,428,887	-	4,932,826
Total	232,890,241	27,698,542	148,244,913	134,262,603	310,206,058
View current and non current book value in Note 6.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Note 6 Financial Instruments

Financial instruments categories

The following are the book values of each financial instrument category at the closing of each period:

	As of December 31, 2010		As of December 31, 2009
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	151.614.300	-	137.353.669	-
Other financial assets	2.328.952	15.813	2.078.192	14.012
Accounts receivable – trade and other receivable (net)	153.013.546	-	134.377.777	-
Accounts receivable from related companies	6.833.634	444.685	7.214.838	273.475
Total financial assets	313.790.432	460.498	281.024.476	287.487
Bank borrowings	5.829.482	42.721.814	14.252.782	38.919.925
Bonds payable	5.086.821	155.813.024	5.129.697	155.349.665
Financial leases obligations	431.007	15.425.607	397.998	15.477.727
Derivatives	1.383.942	-	1.186.756	-
Derivative hedge liabilities	90.603	6.184.722	83.907	2.091.784
Total Other non-financial liabilities (*)	12.821.855	220.145.167	21.051.140	211.839.101
Accounts payable to related entities	7.428.103	620.868	4.263.311	610.093
Account payable - trade and other payable	135.391.623	-	126.215.015	-
Total financial liabilities	155.641.581	220.766.035	151.529.466	212.449.194

(*) See Note 26 Others financial liabilities.

Financial instruments fair value

The following tables show the fair values, based on the financial instrument categories, as compared to the book value included in the consolidated statements of financial position:

a)     Composition of financial assets and liabilities:

	As of December 31, 2010		As of December 31, 2009
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	151.614.300	151.614.300	137.353.669	137.353.669
Other financial assets	2.344.765	2.344.765	2.092.204	2.092.204
Accounts receivable – trade and other receivable (net)	153.013.546	153.013.546	134.377.777	134.377.777
Accounts receivable from related companies	7.278.319	7.278.319	7.488.313	7.488.313
Total financial assets	314.250.930	314.250.930	281.311.963	281.311.963
Bank borrowings	48.551.296	49.574.990	53.172.707	53.232.790
Bonds payable	160.899.845	166.550.557	160.479.362	147.142.795
Financial leases obligations	15.856.614	19.906.919	15.875.725	13.534.761
Derivatives	1.383.942	1.383.942	1.186.756	1.186.756
Derivative hedge liabilities	6.275.325	6.275.325	2.175.691	2.175.691
Total others financial liabilities	232.967.022	243.691.733	232.890.241	217.272.793
Accounts payable to related companies	8.048.971	8.048.971	4.873.404	4.873.404
Accounts payable - trade and others payable	135.391.623	135.391.623	126.215.015	126.215.015
Total financial liabilities	376.407.616	387.132.327	363.978.660	348.361.212

The book value of current accounts receivable, cash and cash equivalent and other financial assets and liabilities approximate fair value due to the short-term nature of such facilities, and in the case of accounts receivable, due to the fact that any collection loss is already reflected in the impairment loss provisions.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

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

b)     Financial instruments as per category:

As of December 31, 2010	Fair value with changes in income	Cash and cash equivaletns and Loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Derivative financial instruments	968.785	-	-	968.785
Marketable securities and Investment in other companies	1.375.980	-	-	1.375.980
Total Others financial assets	2.344.765	-	-	2.344.765
Cash and cash equivalent	-	151.614.300	-	151.614.300
Accounts receiveble - trade and other receivebles	-	153.013.546	-	153.013.546
Accounts receivable from to related companies	-	7.278.319	-	7.278.319
Total	2.344.765	311.906.165	-	314.250.930

As of December 31, 2010	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Liabilities
Bank borrowings	-	-	48.551.296	48.551.296
Bonds payable	-	-	160.899.845	160.899.845
Financial leases obligations	-	-	15.856.614	15.856.614
Derivative financial instruments	1.383.942	6.275.325	-	7.659.267
Total Others financial liabilities	1.383.942	6.275.325	225.307.755	232.967.022
Accounts payable - trade and other payable	-	-	8.048.971	8.048.971
Accounts payable to related entities	-	-	135.391.623	135.391.623
Total	1.383.942	6.275.325	368.748.349	376.407.616

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

As of December 31, 2009	Fair value with changes in income	Cash and cash equivaletns and Loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Derivative financial instruments	1.311.988	-	-	1.311.988
Marketable securities and Investment in other companies	780.216	-	-	780.216
Total others financial assets	2.092.204	-	-	2.092.204
Cash and cash equivalent	-	137.353.669	-	137.353.669
Accounts receivable - trade and other receivable	-	134.377.777	-	134.377.777
Accounts receivable from related companies	-	7.488.313	-	7.488.313
Total	2.092.204	279.219.759	-	281.311.963

As of December 31, 2009	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Liabilities
Bank borrowings	-	-	53.172.707	53.172.707
Bonds payable	-	-	160.479.362	160.479.362
Financial leases obligations	-	-	15.875.725	15.875.725
Derivative financial instruments	1.186.756	2.175.691	-	3.362.447
Total others financial liabilities	1.186.756	2.175.691	229.527.794	232.890.241
Accounts payable - trade and other payable	-	-	126.215.015	126.215.015
Accounts payable to related entities	-	-	4.873.404	4.873.404
Total	1.186.756	2.175.691	360.616.213	363.978.660

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments as per type of agreement at the closing of each period is as follows:

	As of December 31, 2010				As of December 31, 2009
	Number	Nominal	Asset	Liability	Number	Nominal	Asset	Liability
	Agreements	thousand	ThCh$	ThCh$	Agreements	thousand	ThCh$	ThCh$

Cross currency interest rate swaps USD	1	70,053	-	6,275,325	1	70,056	0	2,175,691
Less than a year	-	53	-	90,603	-	56	-	83,907
Between 1 and 5 years	1	70,000	-	6,184,722	1	70,000	-	2,091,784
More than 5 years	-	-	-	-	-	-	-	-

Forwards USD	21	55,776	556,773	1,237,761	30	49,508	790,820	1,125,279
Less than a year	21	55,776	556,773	1,237,761	29	43,758	790,820	1,094,438
Between 1 and 5 years	-	-	-	-	1	5,750	-	30,841
More than 5 years	-	-	-	-	-	-	-	-

Forwards Euro	12	(4,425)	347,900	145,922	12	(6,730)	348,994	33,819
Less than a year	12	(4,425)	347,900	145,922	12	(6,730)	348,994	33,819
Between 1 and 5 years	-	-	-	-	-	-	-	-
More than 5 years	-	-	-	-	-	-	-	-

Forwards CAD	5	(2,230)	12,979	-	7	(1,400)	16,761	25,248
Less than a year	5	(2,230)	12,979	-	7	(1,400)	16,761	25,248
Between 1 and 5 years	-	-	-	-	-	-	-	-
More than 5 years	-	-	-	-	-	-	-	-

Forwards GBP	3	(1,145)	51,133	259	5	(2,490)	155,413	2,410
Less than a year	3	(1,145)	51,133	259	5	(2,490)	155,413	2,410
Between 1 and 5 years	-	-	-	-	-	-	-	-
More than 5 years	-	-	-	-	-	-	-	-

Total investment derivative instrument	42		968,785	7,659,267	55		1,311,988	3,362,447

Such derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for them to be classified as hedging instruments, consequently their effects are recorded in Income, in Other gain (loss), separately from the hedged item.

In the case of Cross Currency Interest Rate Swaps, these qualify as cash flow hedges of the flows related to the liability of the syndicated loan from JP Morgan Chase and BBVA S.A. New York Branch, disclosed in Note 26.

As of December 31, 2010
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	ThCh$	Currency	ThCh$	ThCh$

Banco BBVA	Interest rate flow and exchange rate in loans	USD	33,197,990	UF	39,473,315	6,275,325	05.23.2012

As of December 31, 2009
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	ThCh$	Currency	ThCh$	ThCh$

Banco BBVA	Interest rate flow and exchange rate in loans	USD	36,129,646	UF	38,305,337	2,175,691	05.23.2012

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

The Consolidated Statement of Other Comprehensive Income includes under the caption cash flow hedge, for the years ended December 31, 2010, 2009 and 2008, a debit after income taxes of ThCh$ 429,445 and ThCh$ 6,507,854 and a credit of ThCh$ 5,156,120, respectively, relating to the fair value of the Cross Currency Swap derivative instruments.

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

At the closing of each period, the Company determined the fair value for its financial facilities recorded at fair value in the Statement of Financial Position, as follows:

As of December 31, 2010	Recorded Fair Value	Fair Value Hierarchy
		Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	968,785	-	968,785	-
Market securities and investments in other companies	1,375,980	1,375,980	-	-
Fair value financial assets	2,344,765	1,375,980	968,785	-
Derivative hedge liabilities	6,275,325	-	6,275,325	-
Derivative financial instruments	1,383,942	-	1,383,942	-
Fair value financial liabilities	7,659,267	-	7,659,267	-

As of December 31, 2009	Recorded Fair Value	Fair Value Hierarchy
		Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	1,311,988	-	1,311,988	-
Market securities and investments in other companies	780,216	780,216	-	-
Fair value financial assets	2,092,204	780,216	1,311,988	-
Derivative hedge liabilities	2,175,691	-	2,175,691	-
Derivative financial instruments	1,186,756	-	1,186,756	-
Fair value financial liabilities	3,362,447	-	3,362,447	-

During year ended as of December 31, 2010, the Company has not made any significant instrument transfer between hierarchies 1 and 2.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

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

Note 7 Financial Information as per operating segments

The Company’s operations are presented in five operating segments. The corporate expense is presented separately. The accounting policies used for each segment are the same as those used in the Consolidated Financial Statements described in Note 2.3.

Segment	Operations included in segments
Beer Chile	Cervecera CCU Chile Ltda. and Compañía Cervecera Kunstmann S.A.
Beer Argentina	CCU Argentina S.A.
Non alcoholic	Embotelladoras Chilenas UnidasS.A., Aguas CCU Nestlé Chile S.A. and Vending y Servicios CCU Ltda.
Wine	Viña San Pedro Tarapacá S.A.
Spirits	Compañía Pisquera de Chile S.A.
Others (*)	UES and UAC

(*) UES: Strategic Service Units:: Transportes CCU Limitada, Comercial CCU S.A. and Fábrica de Envases Plásticos S.A.
UAC: Corporate Support Units located in the Parent Company.

The Company’s operations are carried out in Chile and Argentina exclusively for the beer and wine segments, the rest of the segments operate only in Chile.

The Company does not have clients representing more than 10% of consolidated revenues.

The segments’ evaluations are made based on operational results, EBITDA level. For this purpose, the Consolidated Statement of Income information showing such information by segment is included below:

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Information as per operating segments for the years ended as of December 31, 2010, 2009 and 2008:

	Beer Chile			Beer Argentina			Non alcoholic			Wines			Spirits			Others			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	283,448,500	272,681,157	264,943,965	151,951,892	134,771,072	112,037,091	218,841,014	197,432,198	181,387,886	125,789,685	115,725,508	88,001,948	40,596,038	37,624,654	37,949,438	-	-	-	820,627,129	758,234,589	684,320,328
Other income	2,924,908	3,189,008	3,094,690	2,227,059	2,452,704	3,231,088	1,152,031	945,367	1,142,878	6,483,603	8,977,697	4,668,355	1,183,682	661,456	530,146	3,659,915	2,083,374	13,201,785	17,631,198	18,309,606	25,868,942
Sales revenue between segments	1,607,870	2,299,537	2,019,775	2,184,291	71,989	(80,744)	3,482,580	3,134,026	4,540,641	19,228	22,674	561	1,437,904	543,508	319,742	(8,731,873)	(6,071,734)	(6,799,975)	-	-	-
Net sales	287,981,278	278,169,702	270,058,430	156,363,242	137,295,765	115,187,435	223,475,625	201,511,591	187,071,405	132,292,516	124,725,879	92,670,864	43,217,624	38,829,618	38,799,326	(5,071,958)	(3,988,360)	6,401,810	838,258,327	776,544,195	710,189,270
Cost of Sales	(113,816,292)	(114,107,969)	(111,191,030)	(66,542,994)	(61,153,726)	(55,622,993)	(108,665,906)	(101,075,448)	(93,993,459)	(83,875,956)	(77,855,019)	(53,891,350)	(22,621,716)	(20,602,427)	(20,501,708)	11,709,998	9,696,218	(378,283)	(383,812,866)	(365,098,371)	(335,578,823)
Gross Margin	174,164,986	164,061,733	158,867,400	89,820,248	76,142,039	59,564,442	114,809,719	100,436,143	93,077,946	48,416,560	46,870,860	38,779,514	20,595,908	18,227,191	18,297,618	6,638,040	5,707,858	6,023,527	454,445,461	411,445,824	374,610,447
Distribution costs, administrative and other
expenses by function	(89,203,343)	(86,071,964)	(83,434,098)	(68,006,318)	(58,814,012)	(49,297,035)	(82,744,870)	(75,502,932)	(71,465,825)	(38,371,656)	(35,054,774)	(28,939,067)	(14,368,401)	(11,802,296)	(12,053,411)	(7,964,195)	(6,344,883)	(5,902,540)	(300,658,783)	(273,590,861)	(251,091,976)
Other operating income (expenses)	332,914	(798,416)	(537,437)	214,423	97	359,104	299,155	(246,916)	21,115	210,669	403,512	463,240	181,860	(4,288)	(228,234)	232,786	173,049	394,025	1,471,807	(472,962)	471,813
Operating result before non recurring items	85,294,557	77,191,353	74,895,865	22,028,353	17,328,124	10,626,511	32,364,004	24,686,295	21,633,236	10,255,573	12,219,598	10,303,687	6,409,367	6,420,607	6,015,973	(1,093,369)	(463,976)	515,012	155,258,485	137,382,001	123,990,284
Non recurring items (2)	-	-		-	-		-	-		-	-		-	-		6,790,933	-		6,790,933	-	-
Operating Result	85,294,557	77,191,353	74,895,865	22,028,353	17,328,124	10,626,511	32,364,004	24,686,295	21,633,236	10,255,573	12,219,598	10,303,687	6,409,367	6,420,607	6,015,973	5,697,564	(463,976)	515,012	162,049,418	137,382,001	123,990,284
Net financial expense	-	-		-	-		-	-		-	-		-	-		-	-		(8,287,701)	(10,366,890)	(4,797,440)
Results as per adjustment units	-	-		-	-		-	-		-	-		-	-		-	-		(5,079,737)	4,190,023	(15,626,490)
Foreign currency exchange differences	-	-		-	-		-	-		-	-		-	-		-	-		(1,400,700)	(1,390,069)	(865,556)
Equity and income of joint venture	-	-		-	-		-	-		-	-		-	-		-	-		966,122	1,349,144	1,563,872
Other income (loss)	-	-		-	-		-	-		-	-		-	-		-	-		(654,683)	21,924,632	1,562,817
Income before taxes																			147,592,719	153,088,841	105,827,487
Income taxes	-	-		-	-		-	-		-	-		-	-		-	-		(27,656,049)	(11,723,673)	(10,524,247)
Income of year																			119,936,670	141,365,168	95,303,240
Minority interests	-	-		-	-		-	-		-	-		-	-		-	-		9,237,155	13,327,695	4,889,598
Net income attributable to equity holders of
the controlling company																			110,699,515	128,037,473	90,413,642
Depreciation and amortization	15,746,565	14,946,151	14,973,847	4,850,511	4,615,108	4,144,171	9,617,800	9,688,911	9,028,324	6,471,661	6,880,886	5,270,309	1,671,960	1,800,489	1,757,534	6,842,322	6,199,604	4,747,720	45,200,819	44,131,149	39,921,905
EBITDA before INR	101,041,122	92,137,504	89,869,711	26,878,864	21,943,232	14,770,671	41,981,804	34,375,206	30,661,561	16,727,234	19,100,484	15,573,995	8,081,327	8,221,096	7,773,507	5,748,953	5,735,628	5,262,734	200,459,304	181,513,150	163,912,189
EBITDA (1)	101,041,122	92,137,504	89,869,711	26,878,864	21,943,232	14,770,671	41,981,804	34,375,206	30,661,561	16,727,234	19,100,484	15,573,995	8,081,327	8,221,096	7,773,507	12,539,886	5,735,628	5,262,734	207,250,237	181,513,150	163,912,189
(1) EBITDA ("Earnings Before Interests, Taxes, Depreciation and Amortization”). It is used for the calculation of EBITDA, operating income or EBIT plus depreciation and amortization. EBIT ("Earnings Before Interest and Taxes") for management purposes we have defined as Earnings before income taxes and before concepts such as financial expenses and income, result as per adjustment units, foreign currency exchange differences, equity and income of joint ventures, result of derivative contracts and marketable securities, and results from sale of stakes in subsidiaries.
(2) The Company has considered this result as a Non recurring item (NRI) related to the sale of land (See Note 12).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Sales information by geographic location

Net sales as per geographical location	For the years ended December 31,
	2010	2009	2008
	ThCh$	ThCh$	ThCh$
Chile	671.601.022	627.135.185	587.170.614
Argentina	166.657.305	149.409.010	123.018.656
Total	838.258.327	776.544.195	710.189.270

See distribution as per domestic and exports revenues in Note 9.

Depreciation and amortization as per segment

Property, plant and equipment depreciation and amortization of software	For the years ended December 31,
	2010	2009	2008
	ThCh$	ThCh$	ThCh$
Beer Chile	15.746.565	14.946.151	14.973.847
Beer Argentina	4.850.511	4.615.108	4.144.171
Non alcoholic	9.617.800	9.688.911	9.028.324
Wine	6.471.661	6.880.886	5.270.309
Spirits	1.671.960	1.800.489	1.757.534
Others	6.842.322	6.199.604	4.747.720
Total	45.200.819	44.131.149	39.921.905

Capital expenditures as per segment

Capital expenditures (property, plant and equipment and software additions)	For the years ended December 31,
	2010	2009	2008
	ThCh$	ThCh$	ThCh$
Beer Chile	28.929.985	22.554.263	21.571.949
Beer Argentina	9.483.055	8.566.565	8.174.805
Non alcoholic	15.347.030	11.466.838	21.049.648
Wine	4.115.074	3.703.568	3.887.182
Spirits	828.196	1.294.402	1.277.772
Others (1)	5.692.824	10.306.840	4.723.266
Total	64.396.164	57.892.476	60.684.622

(1) Other includes the capital investments corresponding to the Corporate Support Units and Service Units Strategic.

Assets as per segment

Assets as per segment	For the years ended December 31,
	2010	2009
	ThCh$	ThCh$
Beer Chile	283.666.385	254.652.482
Beer Argentina	123.738.441	118.363.310
Non alcoholic	167.448.887	183.526.011
Wine	258.176.118	262.370.573
Spirits	48.361.326	50.239.782
Others (2)	270.297.854	234.563.722
Total	1.151.689.011	1.103.715.880

 (2) Other include goodwill and the assets corresponding to the Corporate Support Units and Service Units Strategic.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Assets as per geographic location

Assets as per geographical location	For the years ended December 31,
	2010	2009
	ThCh$	ThCh$
	M$	M$
Chile	1,008,847,847	967,863,734
Argentina	142,841,164	135,852,146
Total	1,151,689,011	1,103,715,880

Segments’ additional information

The Consolidated Statement of Income  classified according to the Company’s operations management is as follows:

CONSOLIDATED STATEMENT OF INCOME	Note	For the years ended December 31,
		2010	2009	2008
		ThCh$	ThCh$	ThCh$
Net Sales	10	838.258.327	776.544.195	710.189.270
Cost of Sales	11	(383.812.866)	(365.098.371)	(335.578.823)
Gross Margin		454.445.461	411.445.824	374.610.447
Other operational income		2.432.003	2.362.077	2.485.542
Distribution expenses	11	(129.079.325)	(110.020.778)	(109.086.265)
Administrative expenses	11	(63.995.182)	(67.833.191)	(51.580.276)
Other operational expenses	11	(108.544.472)	(98.571.931)	(92.439.164)
Operating result before non recurring items		155.258.485	137.382.001	123.990.284
Non recurring items (2)	13	6.790.933	-	-
Operating result		162.049.418	137.382.001
Financial income	12	2.380.886	2.075.957	4.094.361
Financial costs	12	(10.668.587)	(12.442.847)	(8.891.801)
Equity and income of joint venture	19	966.122	1.349.144	1.563.872
Foreign currency exchange differences	12	(1.400.700)	(1.390.069)	(865.556)
Result as per adjustment units	12	(5.079.737)	4.190.023	(15.626.490)
Other gains (losses) net	13	(654.683)	21.924.632	1.562.817
Income before taxes		147.592.719	153.088.841	105.827.487
Income taxes	26	(27.656.049)	(11.723.673)	(10.524.247)
Net income of year		119.936.670	141.365.168	95.303.240
Net income attributable to:
Equity holders of the controlling company		110.699.515	128.037.473	90.413.642
Non-controlling interests	32	9.237.155	13.327.695	4.889.598
Net income of year		119.936.670	141.365.168	95.303.240
Income (loss) per share basic from:
Continuing operations (pesos)		347,56	402,00	283,87
Discontinued operations (pesos)		-	-	-
Income (loss) per share basic from:
Continuing operations (pesos)		347,56	402,00	283,87
Discontinued operations (pesos)		-	-	-
Depreciation and Amortization		45.200.819	44.131.149
EBITDA before NRI		200.459.304	181.513.150	163.912.189
EBITDA (1)		207.250.237	181.513.150	163.912.189

(1) See definition of EBITDA in Information as per operating segment.

(2) The Company has considered this result as a Non Recurring Items (NRI) related to the sale of land (See Note 12).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Information as per segments of joint ventures

The Company’s Management reviews the financial position and the operating results of all its joint ventures described in Note 18. The information that appears below relates to 100% joint ventures: Valles de Chile S.A. (wine segment), Cervecería Austral S.A. (beer segment), Foods Compañía de Alimentos CCU S.A. (foods segment) and Promarca S.A. (other segment), represents the figures that have not been consolidated in the Company’s financial statements, since joint ventures are accounted for under the equity method, as explained in Note 2.2.

Information as per Joint Venture segments

The figures for each entity are as follows:

	As of December 31, 2010			As of December 31, 2009			As of December 31, 2008
	Valles de Chile S.A. ThCh$	Cervecería Austral S.A. ThCh$	Foods S.A.and Promarca S.A. ThCh$	Valles de Chile S.A. ThCh$	Cervecería Austral S.A. ThCh$	Foods S.A.and Promarca S.A. ThCh$	Valles de Chile S.A. ThCh$	Cervecería Austral S.A. ThCh$	Foods S.A.and Promarca S.A. ThCh$
Net sales	5,102,297	6,178,320	21,729,663	4,604,576	5,206,879	20,596,495	4,014,665	5,126,582	15,010,587
Operating results	(931,429)	348,364	2,809,759	(191,416)	248,974	3,052,972	(233,226)	428,326	1,960,512
Income of year	(970,088)	304,816	2,380,465	(124,803)	200,320	2,620,599	(35,691)	492,708	2,072,825
Capital expenditures	1,013,222	668,497	1,200,822	716,758	295,362	977,520	1,574,209	496,142	4,794,337
Depreciation and amortization	(540,138)	(233,909)	(555,992)	(426,263)	(251,325)	(531,004)	(251,611)	(168,201)	(469,683)
Current assets	6,119,442	3,482,610	8,409,881	5,865,166	3,346,631	9,090,226	5,541,335	3,194,569	7,179,069
Non-current assets	13,533,153	3,368,334	43,133,320	13,000,582	2,774,576	42,583,581	12,001,487	2,738,950	40,016,217
Current liabilities	4,642,625	1,217,929	9,063,611	2,830,014	865,205	8,114,932	1,498,278	858,965	6,166,233
Non-current liabilities	481,547	202,739	263,752	537,223	130,540	423,955	421,228	149,572	33,504

Note 8 Business Combinations

Year 2010 and 2009 Acquisitions

As of December 31, 2010 and 2009, the Company has not entered into significant business combinations.

Year 2008 Acquisitions

Viña Tarapacá Ex-Zavala

On December 3, 2008 and with effect as of October 1, 2008, the Extraordinary Shareholders Meeting of Viña San Pedro S.A. (VSP) and Viña Tarapacá Ex Zavala (VT) unanimously approved the merger of VT and VSP, being the latter the successor entity, by means of a capital increase amounting to ThCh$ 30,193,541 divided into 15,987,878,653 shares.

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

Also, a by-laws amendment was approved regarding the change of the company’s name, replacing it by Viña San Pedro Tarapacá S.A. (VSPT).

Before the merger, Viña Tarapacá Ex-Zavala was ranked the fourth wine exporting group in Chile, with sales of 1.4 million boxes, equivalent to 3.5% market share. It was also ranked fourth in the domestic market, with 2.7% market share, and third in fine wine, with 15% market share.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

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

(*) The effects that resulted from the Business combination, in the initial records correspond to the best estimate at that date. During 2008 and 2009 and in accordance with NIIF No. 3, this goodwill was adjusted by ThCh$ 5,292,062, as indicated in Note 20.

The total acquisition cost amounted to ThCh$ 22,399,380 and it was paid-up in cash. The total acquisition cost includes ThCh$ 307,116 for costs directly associated to the acquisition.

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

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

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

Goodwill results mainly from the expectations of synergies that could be achieved as a result of the integration of productive and marketing activities, cost reduction and simplification of the operational areas. Such goodwill was assigned to the Argentina cash generating unit and it shall be tested as indicated in Note 20.

The total cost of the acquisition amounted to ThCh$ 21,243,023 and it was paid entirely in cash. The total cost of the acquisition includes ThCh$ 157,353 for costs directly associated with the acquisition.

The transaction also resulted in the payment of an obligation to Quilmes by ICSA amounting to ThCh$ 28,762,999.

As of the acquisition date, the net cash movement resulting from the acquisition was as follows:

ThCh$
Acquisition cost:
Paid-up cash	21.085.670
Costs associated with the acquisition	157.353
Total	21.243.023
Other costs paid in cash	28.920.352
Paid-up cash	21.085.670
Net cash disbursement	50.006.022

As a consequence of these acquisitions and the merger of the operations of CICSA with ICSA and Viña San Pedro with Viña Tarapacá, it is not possible to determine the contributions to net income made by ICSA and Viña Tarapacá, subsequent to these mergers becoming effective.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Note 9 Net Sales

Net sales distributed between domestic and export, are as follows:

	For the years ended December 31,
	2010 ThCh$	2009 ThCh$	2008 ThCh$
Sales to domestic clients	749,160,413	687,040,509	646,544,174
Exports sales	89,097,914	89,503,686	63,645,096
Total	838,258,327	776,544,195	710,189,270

Note 10 Nature of the costs and expenses

Operational costs and expenses grouped by natural classification:

	For the years ended December 31,
	2010 ThCh$	2009 ThCh$	2008 ThCh$
Raw material cost	275.058.113	261.973.067	231.143.588
Materials and maintenance expenses	23.901.442	23.545.492	22.476.520
Salaries (staff expenses)	99.874.443	93.524.543	85.642.246
Transportation and distribution	103.311.030	90.667.340	81.072.176
Advertising and promotion expenses	63.734.869	57.815.013	57.080.593
Lease expense	6.825.701	6.002.388	4.910.320
Energy expenses	19.796.334	18.375.333	19.693.630
Depreciation and amortizations	45.200.819	44.131.149	39.921.906
Other expense	47.729.094	45.489.946	46.743.549
Total	685.431.845	641.524.271	588.684.528

Note 11 Financial Results

The financial income composition for the years ended as of December 31, 2010, 2009 and 2008, is as follows:

Financial Results	For the years ended December 31,
	2010 ThCh$	2009 ThCh$	2008 ThCh$
Financial costs	(10,668,587)	(12,442,847)	(8,891,801)
Financial income	2,380,886	2,075,957	4,094,361
Foreign currency exchange differences	(1,400,700)	(1,390,069)	(865,556)
Result as per adjustment units	(5,079,737)	4,190,023	(15,626,490)
Total	(14,768,138)	(7,566,936)	(21,289,486)

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Note 12 Other Gain and Loss

The detail of other gain (loss) items is as follows:

Other Income (loss)	For the years ended December 31,
	2010 ThCh$	2009 ThCh$	2008 ThCh$
Result from sale of interest in subsidiary (*)	-	24.439.025	-
Result on sale of land (Perú) (**)	6.790.933	-	-
Results derivative contracts	(1.048.194)	(2.845.237)	(2.352.432)
Marketable securities to market value	392.018	321.629	(233.260)
Inmediately recognized negative goodwill	-	9.215	4.148.509
Others	1.493	-	-
Total	6.136.250	21.924.632	1.562.817

(*)    As mentioned in Note 1, number 1, a profit was recognized for the sale of 29.9% of the shares of Aguas CCU –Nestlé Chile S.A.

(**)   For purposes of financial information as per operating segment (Note 7), the Company has considered this result as a Non recurring item (NRI).

Note 13  Cash and cash equivalents

Cash and cash equivalent balances were as follows:

	As of December 31,
	2010	2009	2008
	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	2.839.227	11.310.763	12.262.357
Overnight deposits	399.249	367.965	1.119.941
Bank balances	26.083.147	14.470.651	5.144.050
Time deposits	45.788.575	21.891.688	6.900.130
Investments in mutual funds	2.301.316	15.950.635	10.529.215
Securities purchased under resale agreements	74.202.786	73.361.967	19.344.292
Total	151.614.300	137.353.669	55.299.985

The total accumulated cash flow accrued by business combinations as of December 31, 2010, 2009 and 2008, amounts to:

Total business combinations according to IFRS 3	As of December 31,
	2010	2009	2008
	ThCh$	ThCh$	ThCh$
Total paid for business acquisitions:
business acquisitions	(10.646.456)	(1.036.500)	(72.405.402)
Cash and cash equivalents in entities acquired	-	-	1.490.986
Acquisition of additional shares of Viña San Pedro	-	-	(7.607.633)
Total	(10.646.456)	(1.036.500)	(78.522.049)

The composition of cash and cash equivalents at December 31, 2010, is as follows:

As of December 31, 2010	Chilean peso	US Dollar	Euro	Argentine peso	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	2,838,888	339	-	-	-	2,839,227
Depósitos overnight	399,249	-	-	-	-	399,249
Bank balances	17,586,208	375,541	1,361,211	6,736,375	23,812	26,083,147
Time deposits	45,788,575	-	-	-	-	45,788,575
Investments in mutual funds	2,301,316	-	-	-	-	2,301,316
Securities purchased under resale agreements	74,202,786	-	-	-	-	74,202,786
Total	143,117,022	375,880	1,361,211	6,736,375	23,812	151,614,300

The composition of cash and cash equivalents at December 31, 2009, is as follows:

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

As of December 31, 2009	Chilean peso	US Dollar	Euro	Argentine peso	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	11,310,332	431	-	-	-	11,310,763
Depósitos overnight	367,965	-	-	-	-	367,965
Bank balances	11,895,727	272,742	313,236	1,912,042	76,904	14,470,651
Time deposits	21,891,688	-	-	-	-	21,891,688
Investments in mutual funds	15,950,635	-	-	-	-	15,950,635
Securities purchased under resale agreements	73,361,967	-	-	-	-	73,361,967
Total	134,778,314	273,173	313,236	1,912,042	76,904	137,353,669

The composition of cash and cash equivalents at December 31, 2008, is as follows:

As of December 31, 2008	Chilean peso	US Dollar	Euro	Argentine peso	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	12,261,645	712	-	-	-	12,262,357
Depósitos overnight	1,119,941	-	-	-	-	1,119,941
Bank balances	2,689,820	259,248	1,118,870	1,068,468	7,644	5,144,050
Time deposits	6,900,130	-	-	-	-	6,900,130
Investments in mutual funds	10,529,215	-	-	-	-	10,529,215
Securities purchased under resale agreements	19,344,292	-	-	-	-	19,344,292
Total	52,845,043	259,960	1,118,870	1,068,468	7,644	55,299,985

As of December 31, 2010, ThCh$ 21,722,141 related to partial compensation received from insurance companies as a consequence of the earthquake are included within Operating Activities, under the headging “Other income (cash outflows)”. (See Note 34).

Under the heading "Proceeds from long term loans" in the Consolidated Statement of Cash Flows at December 31, 2009 is presented as part of the balance the following items:

•         On March 15, 2009, the Company recorded in the Securities Record the issue of 20-year term bonds Series H and I for a total UF2,000,000 and UF 3,000,000 (equivalents to ThCh$ 41,624,936 and ThCh$ 62,437,405), respectively, which were placed on April 2, 2009. These amounts are presented within the Cash Flow Statement under “Proceeds from the bank borrowings and issuance of bonds”.

•         On May 14, 2009, the subsidiaries of VSPT, Viña Misiones de Rengo, Viña del Mar Viña of Casablanca and Viña Santa Helena, signed credits totaling US$ 3 million, equivalent to ThCh $ 9,874,584 with Banco BICE, with maturity date of May 15, 2013.

Under the heading "Cash flows from losing control of subsidiaries or other businesses" in the Consolidated Statement of Cash Flows at December 31, 2009 are included the following items:

•         On July 2009, the Company received ThCh$ 29,874,428 as payment in cash for the sale of 29.9% of shares of Aguas CCU-Nestlé Chile S.A. (See Note 1, number 1).

During 2008 and as part of the purchase process of Viña Tarapacá, CCU and its subsidiary CCU Inversiones S.A. acquired shares of Viña San Pedro in the local stock market for ThCh$ 7,607,633.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Note 14 Accounts receivables – Trade and other receivables

The accounts receivable trade and other balances were as follows:

	As of December 31,
	2010	2009
	ThCh$	ThCh$
Accounts receivable
Beer Chile	31.588.865	27.731.135
Beer Argentina	14.205.072	13.206.733
Non alcoholic	24.368.168	21.985.848
Wine	30.684.126	32.583.463
Spirits	8.985.926	7.903.018
Others (1)	30.937.831	25.656.762
Other accounts receivable (*)	16.152.609	9.222.375
Impairment loss estimate	(3.909.051)	(3.911.557)
Total	153.013.546	134.377.777

(*)  Under this item is registered the account receivable by insured related to damages by the earthquake (See Note 34).

The Company’s accounts receivable are denominated in the following currencies:

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

The detail of the accounts receivable maturities as of December 31, 2010, is as follows:

	Total	Current Balance	Overdue Balances
			0 to 3 months	3 to 6 month	6 to 12 month	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables
Beer Chile	31.588.865	28.945.990	1.358.970	348.002	387.029	548.874
Beer Argentina	14.205.072	11.738.479	950.187	513.231	610.436	392.739
Non alcoholic	24.368.168	21.322.465	1.571.943	381.107	283.906	808.747
Wine	30.684.126	25.316.859	4.068.585	566.918	315.246	416.518
Spirits	8.985.926	8.151.340	541.473	117.940	17.142	158.031
Others (1)	30.937.831	27.634.401	2.327.578	108.292	190.915	676.644
Other accounts receivable (2)	16.152.609	16.152.609	-	-	-	-
Subtotal	156.922.597	139.262.143	10.818.736	2.035.490	1.804.674	3.001.553
Impairment loss estimate	(3.909.051)	-	(116.756)	(344.907)	(936.916)	(2.510.471)
Total	153.013.546	139.262.143	10.701.980	1.690.583	867.758	491.082
(1) Mainly include Comercial CCU which makes sales multiclass on behalf of Cervecera CCU Chile, ECCUSA, CPCH, VSPT and FOODS.
(2) Under this item is registered the net account receivable related to the earthquake (See Note 34).

The Company markets its products through retail, wholesale clients, chains and supermarkets.

As of December 31, 2010, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 37.5% (35.5% in 2009) of the total accounts receivable.

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

The movement of the impairment losses provision for accounts receivable is as follows:

	For the years ended December 31,
	2010	2009	2008
	ThCh$	ThCh$	ThCh$
Balance at the beginning	3,911,557	4,499,515	3,599,414
Impairment estimate for accounts receivable	884,890	722,546	1,227,155
Uncollectible accounts	(777,617)	(771,784)	(490,076)
Estimates resulting from business combinations	-	(225,355)	-
Effect of translation into presentation currency	(109,779)	(313,365)	163,022
Total	3,909,051	3,911,557	4,499,515

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Note 15 Accounts and transactions with related companies

Transactions between the Company and its subsidiaries relates to standard operations as regards purpose and conditions. Such transactions have been eliminated during the consolidation process and they are not detailed in this note.

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

(4)  It relates to an agreement between the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui and Limarí Ltda. due to differences resulting from the contributions made by the latter. It establishes a 3% annual interest over capital, with annual payments to be made in eight real and successive installments of
UF 1,124 each. Maturities correspond to February 28 of each year, as from 2007 and a UF 9,995 bullet with maturity on February 28, 2014.

(5)  It relates to an advanced payment of the price received for the future purchase and sale of part of the industrial facility under development. The balance is not subject to interest.

The transaction schedule includes all the transactions made with related parties for amounts higher than 5% of net income or individual transactions higher than 0.5% of the net income of each period.

Accounts receivable and payable  from related companies

The current trade accounts with related companies are presented according to the following detail, valued according to the terms defined in the current trade account agreements subscribed, if any.

The detail of the accounts receivable and payable from related companies as of December 31, 2010 and 2009, is as follows:

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Accounts receivable from related parties

Current:

RUT	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31,
							2010	2009
							ThCh$	ThCh$
96.919.980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Sales of products	Clp	150,555	242,440
77.755.610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Sales of products	Clp	240,605	136,917
77.755.610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Lease crane	Clp	494	679
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Sales of products	Clp	181,007	154,086
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Servicio de transporte	Clp	409,510	307,683
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(2)	Joint venture	Remittance received	Clp	3,249,263	3,584,978
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(2)	Joint venture	Interests	Clp	68,118	20,205
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Sales services	Clp	81,327	139,290
0-E	Anheuser Busch International, Inc	United States	(3)	Subsidiary shareholdes	Sales of products	Dólar	876,183	1,646,535
0-E	Ahheuser Busch Latin America Development Corporation	United States	(3)	Subsidiary shareholdes	Marketing services	Arg	2,643	-
76.736.010-K	Promarca S.A.	Chile	(1)	Joint venture	Marketing services	Clp	31,299	25,698
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Subsidiary shareholdes	Purchase advance	Clp	764,956	37,752
77.051.330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Subsidiary shareholdes	Sales of products	Clp	85,430	129,454
0-E	Heineken Brouwerijen B.V.	Holland	(3)	Parent company	Sales of products	Euro	250,275	258,181
0-E	Heineken Italia Spa.	Italy	(3)	Parent company related	Sales of products	Euro	21,907	-
0-E	Compañía Cervecera del Trópico	Mexico	(3)	Subsidiary related	Sales of products	Dólar	201,045	115,166
0-E	Cervecería de Panamá S.A.	Panamá	(3)	Subsidiary related	Sales of products	Dólar	5,287	-
96.427.000-7	Inversiones y Renta S.A.	Chile	(1)	Parent company	Sales of products	Clp	-	5,287
99.531.920-9	Viña Valles de Chile S.A.	Chile	(1)	Joint venture	Sales of products	Clp	102,661	142,482
91.705.000-7	Quiñenco S.a.	Chile	(1)	Parent company related	Sales of products	Clp	1,596	1,222
97.004.000-5	Banco de Chile	Chile	(1)	Parent company related	Sales of products	Clp	24,435	9,392
79.903.790-4	Soc. Agrícola y Ganadera Rio Negro Ltda.	Chile	(1)	Parent company related	Sales of products	Clp	12,697	12,686
91.021.000-9	Madeco S.A.	Chile	(1)	Parent company related	Sales of products	Clp	575	575
90.081.000-8	Compañía Chilena de Fósforos S.A.	Chile	(1)	Subsidiary shareholdes	Sales of products	Clp	71,314	66,390
81.981.500-3	Terc. y Elaboración de Maderas S.A.	Chile	(1)	Parent company related	Sales of products	Clp	452	452
0-E	Heineken Supply Chain	Holland	(3)	Parent company related	Sales of products	Euro	-	98,541
0-E	Heineken International	Holland	(3)	Parent company related	Sales of products	Euro	-	580
0-E	Heineken Nederland Supply Chain	Holland	(3)	Parent company related	Sales of products	Euro	-	78,167
TOTAL							6,833,634	7,214,838

Non Current:

RUT	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31,
							2010	2009
							ThCh$	ThCh$
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Subsidiary shareholdes	Purchase advance	Clp	444,685	273,475
TOTAL							444,685	273,475

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Accounts payable to related parties

Current:

RUT	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31,
							2010	2009
							ThCh$	ThCh$
96.919.980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	Clp	632,185	271,906
77.755.610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Marketing services	Clp	35,981	26,109
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Purchase of products	Clp	403,555	530,630
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Rebate	Clp	62,002	71,576
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Consignation sales	Clp	445,504	459,508
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Remittance received	Clp	-	8,982
0-E	Heineken Nederland Supply Chain	Holland	(3)	Parent company related	Purchase of products	Euro	2,139,884	583,034
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Subsidiary shareholdes	Purchase of products	Clp	149,306	60,985
77.051.330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Subsidiary shareholdes	Purchase of products	Clp	9,456	10,235
76.736.010-K	Promarca S.A.	Chile	(1)	Joint venture	License	Clp	1,335,435	848,860
0-E	Ahheuser Busch Latin America Development Corporation	United States	(3)	Subsidiary shareholdes	License and technical assistance	Arg	971,839	781,328
0-E	Anheuser Busch International, Inc	United States	(3)	Subsidiary shareholdes	Purchase of products	Dólar	5,906	69,349
0-E	Heineken Brouwerijen B.V.	Holland	(3)	Parent company related	License and technical assistance	Euro	1,034,116	449,508
0-E	Cervecería Modelo S.A.	Mexico	(3)	Subsidiary related	Purchase of products	Dólar	42,081	41,826
0-E	Cía. Cervecera del Trópico	Mexico	(3)	Subsidiary related	Purchase of products	Dólar	84,186	43,680
99.531.920-9	Viña Valles de Chile S.A.	Chile	(1)	Joint venture	Purchase of products	Clp	72,830	2,723
96.908.430-9	Telefónica del Sur Servicios Intermedios S.A.	Chile	(1)	Parent company related	Telephone services	Clp	3,786	1,861
90.081.000-8	Compañía Chilena de Fósforos S.A.	Chile	(1)	Subsidiary shareholdes	Purchase of products	Clp	51	263
97.004.000-5	Banco de Chile	Chile	(1)	Parent company related	Purchase of products	Clp	-	948
TOTAL							7,428,103	4,263,311

Non Current:

RUT	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31,
							2010	2009
							ThCh$	ThCh$
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(5)	Joint venture	Purchase of land	Clp	610,093	610,093
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Subsidary shareholder	Interest on advances	Clp	10,775	-
TOTAL							620,868	610,093

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Most significant transactions and effects on results:

The following are the most significant transactions with related entities that are not subsidiaries of the Company and their effect on the Statement of Income:

RUT	Company	Country of origin	Relationship	Transaction	For the years ended December 31,
					2010		2009
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
0-E	Anheuser Busch International, Inc (*)	United States	Subsidiary shareholdes	Purchase of products	631,897	-	156,210	-
0-E	Anheuser Busch International, Inc (*)	United States	Subsidiary shareholdes	Sales of products	3,882,262	1,389,186	4,234,646	1,706,825
0-E	Ahheuser Busch Latin America Development Corporation	United States	Subsidiary related	License and technical assistance	3,193,553	(3,193,553)	2,598,574	(2,598,574)
0-E	Cervecería Modelo S.A.	México	Subsidiary related	License and technical assistance	178,699	(178,699)	165,501	(165,501)
0-E	Cervecería Modelo S.A.	México	Subsidiary related	Purchase of products	166,645	-	-	-
0-E	Cía. Cervecera del Trópico	México	Subsidiary related	Advertising contribution	624,076	624,076	115,166	115,166
0-E	Cía. Cervecera del Trópico	México	Subsidiary related	Purchase of products	2,129,564	-	2,291,434	-
0-E	Heineken Brouwerijen B.V.	Holland	Parent company related	Venta de envases	176,616	30,750	144,600	144,600
0-E	Heineken Brouwerijen B.V.	Holland	Parent company related	Purchase of products	192,095	-	-	-
0-E	Heineken Brouwerijen B.V.	Holland	Parent company related	Sales of products	944,793	359,021	677,341	265,946
0-E	Heineken Brouwerijen B.V.	Holland	Parent company related	License and technical assistance	2,008,841	(2,008,841)	1,710,108	(1,710,108)
0-E	Heineken Italia Spa.	Italy	Parent company related	Advertising contribution	58,043	58,043	-	-
0-E	Heineken Italia Spa.	Italy	Parent company related	Purchase of products	33,196	-	-	-
76.736.010-k	Promarca S.A.	Chile	Joint venture	Royalty pagado	2,268,106	(2,268,106)	1,195,439	(1,195,439)
77.051.330-8	Cervecería Kunstmann Ltda.	Chile	Subsidiary shareholdes	Sales of products	193,959	89,221	978,597	450,154
77.755.610-k	Comercial Patagona Ltda.	Chile	Subsidiaria negocio conjunto	Marketing services	96,714	(96,714)	76,418	(76,418)
77.755.610-k	Comercial Patagona Ltda.	Chile	Subsidiaria negocio conjunto	Sales of products	1,149,652	528,840	702,648	289,851
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Subsidiary shareholdes	Loan	23,519	8,643	23,514	9,495
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Subsidiary shareholdes	Dividends pay	533,449	-	367,229	-
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Subsidiary shareholdes	Grape acquisition	4,296,838	-	4,660,216	-
90.081.000-8	Compañía Chilena de Fósforos S.A.	Chile	Subsidiary shareholdes	Dividends pay	1,573,852	-	177,590	-
96.427.000-7	Inversiones y Renta S.A.	Chile	Parent company related	Dividends pay	39,480,557	-	30,575,169	-
96.570.160-5	Cotelsa	Chile	Parent company related	Purchase of products	30,965	-	4,169	-
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	381,857	362,286	397,714	265,021
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	75,374	75,374	135,837	(135,837)
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	267,303	(267,303)	489,737	(489,737)
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	1,933,687	-	757,572	-
97.004.000-5	Banco de Chile	Chile	Parent company related	Services	181,178	(181,178)	128,927	(128,927)
97.004.000-5	Banco de Chile	Chile	Parent company related	Sales of products	44,191	11,048	30,126	18,075
97.004.000-5	Banco de Chile	Chile	Parent company related	Derivatives	2,125,909	(102,486)	1,586,430	81,863
97.004.000-5	Banco de Chile	Chile	Parent company related	Investments	127,401,011	246,018	80,031,416	250,000
97.004.000-5	Banco de Chile	Chile	Parent company related	Leasing pagado	335,218	61,266	329,712	73,152
99.531.920-9	Viña Valles de Chile S.A.	Chile	Joint venture	Billing Services	22,957	22,957	32,310	32,310
99.531.920-9	Viña Valles de Chile S.A.	Chile	Joint venture	Sales of products	5,639	871	6,581	3,955
99.531.920-9	Viña Valles de Chile S.A.	Chile	Joint venture	Purchase of products	235,885	-	285,107	-
99.531.920-9	Viña Valles de Chile S.A.	Chile	Joint venture	Remittance paid	3,341,762	-	1,409,800	-
99.531.920-9	Viña Valles de Chile S.A.	Chile	Joint venture	Remittance received	3,397,762	-	1,372,762	-
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Interests	164,004	164,004	93,199	93,199
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Remittance paid	20,903,476	-	41,033,604	-
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Remittance received	21,239,191	-	43,403,619	-
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Services	2,574,378	2,574,378	1,705,216	1,705,216
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Services	103,177	(103,177)	159,811	(159,811)
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Consignment sales	9,956,650	-	9,262,382	-
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Sales of products	672,683	309,434	921,784	424,021
99.571.220-8	Banchile Corredores de Bolsa S.A.	Chile	Parent company related	Investments	60,840,500	30,042	128,667,350	44,516
79.903.790-4	Soc. Agrícola y Ganadera Rio Negro Ltda.	Chile	Parent company related	Purchase of products	85,868	-	-	-

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

 Remuneration of the Management key employees

The Company is managed by a Board of Directors with 9 members, who are in office for a 3-year term, and they may be re-elected.

The Board was appointed at the General Shareholders Meeting held on April 20, 2009. The Chairman and the Vice Chairman, as well as the members of the Directors Committee, the Audit Committee and the Business Committee were appointed at a Board meeting and maintained at December 31, 2010.

As agreed at the General Shareholders Meeting held on April 20, 2010, the directors’ remuneration consists in a per diem for their attendance at each meeting of UF100 per Director, and twice that amount for the Chairman. Additionally, 3% of the total distributable dividend will be distributed proportionally to each Director. In case the distributed dividends exceed 50% the net profits, the Board of Directors’ share shall be calculated over a maximum 50% of such profits. In addition, those directors that are members of the Directors Committee and the Business Committee receive a per diem of UF 34 and
UF 17, respectively, for each session they attend. The Directors that are members of the Audit Committee receive a monthly per diem of UF 25.

According to the above, as of December 31, 2010, the Directors received ThCh$ 2,416,295 (ThCh$ 1,696,845 in 2009) in per diems and shares. In addition, ThCh$ 110,355 (ThCh$ 103,008 in 2009) were paid in compensation for gains sharing to the main executives of the Parent Company.

The following is the total remuneration received by the top officers of the parent company during the years ended as of December 31, 2010 and 2009:

	As of December 31, 2010	As of December 31, 2009
	ThCh$	ThCh$
Salaries	4.541.653	4.266.267
Employees’ short-term benefits	2.107.174	2.360.013
Employments termination benefits	237.740	101.586
Total	6.886.567	6.727.866

The Company grants annual bonuses, voluntary and variable, to the top officers, which are not subject to an agreement and are decided on the basis of the compliance with individual and corporate goals, and depending on the year results.

Note 16 Inventories

The inventory balances were as follows:

	As of December 31,
	2010	2009
	ThCh$	ThCh$
Finished products	27.181.274	26.979.418
In process products	823.273	2.518.463
Agricultural exploitation	5.609.586	5.829.242
Raw material	71.305.263	66.729.071
In transit raw material	1.082.695	3.652.383
Materials and products	3.525.501	3.798.975
Realizable net value estimate and obsolescence (*)	(1.174.334)	(1.437.917)
Total	108.353.258	108.069.635

The Company wrote down a total of ThCh$ 337,866 and ThCh$ 366,867 relating to inventory shrinkage and obsolescence for the years ended December 31, 2010 and 2009, respectively.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Additionally, an estimation for impairment of inventories include amounts of obsolescence related to low turnover, technical obsolescence and / or product recalls from the market.

(*) Movement above estimate is as follows:

	As of December 31,
	2010	2009
	ThCh$	ThCh$
Initial balance	(1.437.917)	(889.810)
Inventories write-down estimation	(873.093)	(733.629)
Inventories recognised as an expense	1.136.676	185.522
Total	(1.174.334)	(1.437.917)

As explained in Note 34, as of December 31, 2010 all inventories destroyed by the earthquake, have been written off for an amount of ThCh$ 9,513,755.

As of December 31, 2010 and 2009, the Company does not have any inventory pledged to guarantee financial obligations.

Note 17  Other non-financial assets

The Company maintained the following other non-financial assets:

	As of December 31, 2010	As of December 31, 2009
	ThCh$	ThCh$
Insurance paid	1.852.346	1.042.546
Advertising	4.673.793	6.034.542
Advances to suppliers	2.210.643	2.546.020
Guarantees paid	236.733	169.500
Consumables	396.592	384.068
Dividends receivable	1.349.773	806.872
Recoverable taxes	1.062.954	1.035.207
Cost of subsidiary acquired (1)	6.134.509	-
Other	399.314	864.527
Total	18.316.657	12.883.282
Current	9.489.913	10.239.643
Non current	8.826.744	2.643.639
Total	18.316.657	12.883.282

(1) On December 27, 2010, through the subsidiary Compañía Industrial Cervecera S.A. (CICSA), was completed the cost of subsidiary acquired of: (a) 71.46% of the shares and voting rights of Doña Aida S.A., (b) 71.44% of the shares and voting rights of Don Enrique Pedro S.A., and (c) 0.4377% of the shares and voting rights of Saenz Briones and Company, Industrial and Commercial Company S.A.; the aforementioned gives the Company a controlling position over Sidra Saenz Briones and Victoria. The amount of the consideration paid was ThCh$ 6,134,509.  At the date of issuance of these consolidated financial statements the Company is in the process of assessing the fair values, and it is estimated that the effects are not significant for the Company´s consolidated financial statements as of December 31, 2010.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Note 18 Investments in Joint ventures

As of December 31, 2010 and 2009, the Company has a direct interest of 50% in the following companies: Cervecería Austral S.A.; Foods Compañía de Alimentos CCU S.A.; Viña Valles de Chile S.A. and Promarca S.A.

The share value of the investments in joint ventures is as follows:

	As of December 31,
	2010	2009
	ThCh$	ThCh$
Cervecería Austral S.A.	4,608,402	4,457,501
Foods Compañía de Alimentos CCU S.A.	13,040,648	13,394,987
Viña Valles de Chile S.A.	7,264,212	7,749,256
Promarca S.A.	17,682,781	17,683,016
Total	42,596,043	43,284,760

The above mentioned values include the goodwill generated through the acquisition of the following joint ventures, which are presented net of any impairment loss:

	As of December 31,
	2010	2009
	ThCh$	ThCh$
Cervecería Austral S.A.	1.894.770	1.894.770
Promarca S.A.	1.519.364	1.519.364
Total	3.414.134	3.414.134

The results accrued in joint ventures are as follows:

	For the years ended December 31,
	2010	2009	2008
	ThCh$	ThCh$	ThCh$
Cervecería Austral S.A.	155.732	103.311	238.091
Foods Compañía de Alimentos CCU S.A.	(354.338)	51.364	282.827
Viña Valles de Chile S.A.	(485.044)	(62.403)	(17.845)
Promarca S.A.	1.649.772	1.256.872	1.060.799
Total	966.122	1.349.144	1.563.872

The changes of the investment in joint ventures during such periods were as follows:

	For the years ended December 31,
	2010	2009	2008
	ThCh$	ThCh$	ThCh$
Beginning balance	43,284,760	42,341,048	32,813,634
Investments in joint ventures	-	1,036,500	8,963,674
Participation in the joint ventures profit/loss	966,122	1,349,144	1,563,872
Dividends	(1,649,773)	(1,444,566)	(832,009)
Other changes	(5,066)	2,634	(168,123)
Total	42,596,043	43,284,760	42,341,048

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Following are the significant matters regarding the investments in related companies:

Viña Valles de Chile S.A.

Closed stock company, devoted to the joint exploitation of vineyards Tabalí and Leyda, for the production of Premium wines.

During May and June 2008, the capital increase approved at the Extraordinary Shareholders Meeting on May 12, 2008, amounting to ThCh$ 8,000,000 was subscribed and paid with the issue of 200,000 ordinary nominative shares, without face value. The subsidiary Viña San Pedro Tarapacá S.A. subscribed 100,000 shares that allowed it to maintain its share in this company (50%).

Regarding contingent liabilities, Viña San Pedro Tarapacá S.A. granted a “Comfort Letter” in favor of the creditors of Viña Valles de Chile, for UF 169,000 and ThCh$ 3,500,000.

Foods Compañía de Alimentos CCU S.A.

Closed stock company devoted to the production and marketing of food products, like cookies and other baked goods, caramels, candy and cereal, among others.

On December 23, 2008, the Sixth Extraordinary Shareholders Meeting agreed to increase the company’s capital to the amount of ThCh$ 31,936,337. For such purpose, a proposal was made to increase the capital by ThCh$ 2,073,000, with the issue of 2,073,000 shares, which should be entirely subscribed and paid-up in cash within a maximum 3-year term as from the date of the Shareholders Meeting. Such subscription was entirely paid-up in January 2009, and each shareholder maintained its share percentage (50% each).

On October 26, 2007, an Extraordinary Shareholders Meeting was held, where it was agreed to amend the company’s by-laws and to increase the company’s capital. As a consequence of the above, it was agreed to increase the company’s capital to the amount of ThCh$ 27,763,946. For such purpose, it was suggested to increase the capital by
ThCh$ 13,205,146, with the issue of 13,205,146 shares, which shall be entirely subscribed and paid-up in cash, within a maximum one-year term as from the date of this Shareholders Meeting. Such subscription was entirely paid-up in December 2007 and January 2008, with ThCh$ 3,277,798 and ThCh$ 9,927,348, respectively.

As of December 31, 2010 and 2009, the company sold its products directly, nevertheless during the term 2008 an unrealized profit for ThCh$ 338.886, generated by the sales of the subsidiary ECUSA S.A. products, was included in its proportionate equity value.

Promarca S.A.

Closed stock company with its main activity bring the acquisition, development and administration of trademarks and their corresponding licenses to their operators.

As per an agreement between New Ecusa S.A. and Watt's S.A. dated December 22, 2006, a clause was agreed establishing that if the products manufactured with the trademarks acquired increase their percentage of income during a three year term, New Ecusa S.A. shall pay an additional price for the rights of the acquired trademarks. Having been verified the above condition, at December 31, 2009 payment was made in January 2010 for an amount to
ThCh$ 1,513,922.

At December 31, 2010, Promarca S.A. recorded a profit of ThCh$ 3,299,547, which in accordance with the Company´s policies is 100% distributable.

Cervecería Austral S.A.

Closed stock company that operates a beer manufacturing facility in the southern end of Chile, being the southern most brewery in the world.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

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

The summarized financial information of the main items in the financial statements of the aforesaid companies as of December 31, 2010 and 2009, appears in detail in Note 7.

The Company does not have contingent liabilities related to joint ventures Foods Compañía de Alimentos CCU S.A., Cervecería Austral S.A. and Promarca S.A. as of December 31, 2010, except Valles de Chile S.A., as explained in Note 34.

Note 19  Intangible Assets (net)

The intangible assets movement during the years ended as of December 31, 2008, 2009 and 2010, was as follows:

	Trademarks	Software programs	Water rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2008
Historic Cost	7,401,874	9,901,753	278,559	17,582,186
Accumulated amortization	-	(8,949,076)	-	(8,949,076)
Book Value	7,401,874	952,677	278,559	8,633,110
Year ended as of December 31, 2008
Additions	454,572	1,874,219	-	2,328,791
Additions for business combination	23,296,406	-	324,575	23,620,981
Divestitures	-	-	(88,223)	(88,223)
Amortization	-	(788,408)	-	(788,408)
Conversion effect	3,651,673	(298,109)	-	3,353,564
Book Value	34,804,525	1,740,379	514,911	37,059,815
As of January 1, 2009
Historic Cost	34,804,525	11,477,863	514,911	46,797,299
Accumulated amortization	-	(9,737,484)	-	(9,737,484)
Book Value	34,804,525	1,740,379	514,911	37,059,815
Year ended as of December 31, 2009
Additions	-	1,496,071	88,255	1,584,326
Amortization	-	(1,028,021)	-	(1,028,021)
Conversion effect	(4,090,983)	(219,686)	-	(4,310,669)
Book Value	30,713,542	1,988,743	603,166	33,305,451
As of January 1, 2010
Historic Cost	30,713,542	12,754,248	603,166	44,070,956
Accumulated amortization	-	(10,765,505)	-	(10,765,505)
Book Value	30,713,542	1,988,743	603,166	33,305,451
Year ended as of December 31, 2010
Additions	193,768	3,729,733	53,809	3,977,310
Amortization	-	(1,000,282)	-	(1,000,282)
Conversion effect	(1,266,728)	(33,530)	-	(1,300,258)
Book Value	29,640,582	4,684,664	656,975	34,982,221
Year ended as of December 31, 2010
Historic Cost	29,640,582	16,450,451	656,975	46,748,008
Accumulated amortization	-	(11,765,787)	-	(11,765,787)
Book Value	29,640,582	4,684,664	656,975	34,982,221

The Company does not maintain any pledge or restriction on intangible assets.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

The detail of the Trademarks appears below:

Trademarks	As of December 31,
	2010	2009	2008
	ThCh$	ThCh$	ThCh$
Commercial brands Argentinean beers	9,459,217	10,723,991	14,812,014
Commercial brands Chilean beers	286,518	286,518	286,518
Marcas comerciales spirits	1,233,638	1,039,870	1,039,870
Commercial brands wines	18,661,209	18,663,163	18,666,123
Total	29,640,582	30,713,542	34,804,525

Management has not seen any evidence of impairment of Intangible assets in 2010 and 2009.

Note 20 Goodwill

The goodwill movements during the years ended as of December 31, 2008, 2009 and 2010, was as follows:

Goodwill
ThCh$
As of January 1, 2008
Historic Cost	23,131,160
Book Value	23,131,160

Year ended as of December 31, 2008
Adittions	10,270
Additions for business combination	43,088,319
Conversion effect	6,789,336
Book Value	73,019,085

As of January 1, 2009
Historic Cost	73,019,085
Book Value	73,019,085

Year ended as of December 31, 2009
Adittions	4,916,248
Conversion effect	(7,765,215)
Book Value	70,170,118

As of January 1, 2010
Historic Cost	70,170,118
Book Value	70,170,118

Year ended as of December 31, 2010
Conversion effect	(2,408,712)
Book Value	67,761,406

The Company does not maintain any pledge or restriction on goodwill.

Pursuant to IFRS N°3, during years 2009 and 2008 the cost of the business combination generated by the merger for incorporation of subsidiary Viña San Pedro S.A. with Viña Tarapacá Ex Zavala S.A. was adjusted by ThCh$ 5,292,062, which corresponds to ThCh$ 375,814 between October 1 and December 31, 2008 and ThCh$ 4,916,248 during 2009.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Goodwill from investments acquired in business combinations is assigned as of the acquisition date to the Cash Generating Units (CGU), or group of CGUs that it is expected will benefit from the business combination synergies. The book value of the goodwill of the investments assigned to the CGUs inside the Company segments are:

Segment	Cash Generating Unit (CGU)	As of December 31,
		2010	2009
		ThCh$	ThCh$
Beer Argentina	CCU Argentina S.A. y filiales	17,988,189	20,396,901
Non alcoholic	Embotelladora Chilenas Unidas S.A.	7,563,763	7,563,763
Wines	Viña San Pedro Tarapacá S.A.	32,400,266	32,400,266
Spirits	Compañía Pisquera de Chile S.A.	9,808,549	9,808,549
Others		639	639
Total		67,761,406	70,170,118

Goodwill assigned to the CGU is submitted to impairment tests annually or with a higher frequency in case there are indications that any of the CGU could experience impairment. The recoverable amount of each CGU is determined as the higher of value in use or fair value less costs to sell. To determine the value in use, the Company has used cash flow projections over a 5-year span, based on the budgets and projections reviewed by the Top Management for the same term. The rates used to discount the projected cash flows reflect the market assessment of the specific risks related to the corresponding CGU. The discount rates have been estimated on the basis of the weighted average cost of capital (WACC).

The Company has not seen any evidence of impairment of goodwill.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Note 21 Property, plant and equipment

The movement of Property, plant and equipment as of December 31, 2009 and 2010, is as follows:

	Land, buildings and contruction	Machinery and equipment	Bottles and containers	Promotional assets	Assets under contruction	Furniture, accesories and vehicles	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2009
Historic Cost	333.780.742	263.030.063	169.758.729	65.768.841	74.581.145	20.864.806	927.784.326
Accumulated depreciation	(80.762.826)	(166.299.966)	(118.276.791)	(54.419.306)	-	(16.046.884)	(435.805.773)
Book Value	253.017.916	96.730.097	51.481.938	11.349.535	74.581.145	4.817.922	491.978.553
Year ended as of December 31, 2009
Additions	-	-	-	-	61.300.274	-	61.300.274
Conversion effect historic cost	(8.068.308)	(11.898.925)	(5.118.378)	(3.048.588)	(626.483)	(500.851)	(29.261.533)
Transfers	22.671.454	20.156.145	17.828.728	5.248.581	(75.440.262)	9.535.354	-
Divestitures	(768.228)	(90.088)	(917)	(70.270)	-	(75.877)	(1.005.380)
Depreciation	(8.269.723)	(13.990.137)	(11.821.688)	(4.933.609)	-	(4.087.716)	(43.102.873)
Conversion effect depreciation	758.103	4.592.408	2.215.413	2.357.696	-	418.649	10.342.269
Book Value	259.341.214	95.499.500	54.585.096	10.903.345	59.814.674	10.107.481	490.251.310
Year ended as of December 31, 2009
Historic Cost	347.615.660	271.197.195	182.468.162	67.898.564	59.814.674	29.823.432	958.817.687
Accumulated depreciation	(88.274.446)	(175.697.695)	(127.883.066)	(56.995.219)	-	(19.715.951)	(468.566.377)
Book Value	259.341.214	95.499.500	54.585.096	10.903.345	59.814.674	10.107.481	490.251.310
Year ended as of December 31, 2010
Additions	-	-	-	-	70.066.196	-	70.066.196
Conversion effect historic cost	(2.523.957)	(4.084.318)	(2.142.520)	(1.022.320)	(23.888)	(162.783)	(9.959.786)
Transfers	15.442.636	16.933.869	17.497.263	8.603.937	(65.152.398)	6.674.693	-
Divestitures	(215.284)	(647.930)	(95.896)	(479.286)	-	(208.408)	(1.646.804)
Depreciation	(8.198.928)	(15.865.324)	(13.203.508)	(2.551.754)	-	(4.376.894)	(44.196.408)
Conversion effect depreciation	226.855	1.616.938	865.818	809.715	-	128.385	3.647.711
Book Value	264.072.536	93.452.735	57.506.253	16.263.637	64.704.584	12.162.474	508.162.219
Year ended as of December 31, 2010
Historic Cost	360.319.055	283.398.816	197.727.009	75.000.895	64.704.584	36.126.934	1.017.277.293
Accumulated depreciation	(96.246.519)	(189.946.081)	(140.220.756)	(58.737.258)	-	(23.964.460)	(509.115.074)
Book Value	264.072.536	93.452.735	57.506.253	16.263.637	64.704.584	12.162.474	508.162.219

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

The balance of the land at the end of each year is as follows:

	As of December 31,
	2010	2009
	ThCh$	ThCh$
Land	152.001.990	150.551.855
Total	152.001.990	150.551.855

The cost for capitalized interest as of December 31, 2010, amount to ThCh$ 810,725 (ThCh$ 1,306,075 in 2009).

Due to the nature of the Company’s businesses, the asset values do not consider an estimate for the cost of dismantling, withdrawal or rehabilitation.

The Company does not maintain pledges or restrictions over property, plant and equipment items, except for the land and building under finance lease.

Management has not seen any evidence of impairment of Property, plant and equipment in 2010 and 2009.

The damaged caused by the earthquake of February 27, 2010 than affected property, plant and equipment are detailed in Note 34.

Assets under finance lease:

The book value of land and buildings relates to finance lease agreements for the parent company and subsidiaries. Such assets will not be owned by the Company until the corresponding purchase options are exercised.

	As of December 31,
	2010	2009
	ThCh$	ThCh$
Land	723.222	723.222
Buildings	10.830.502	10.948.783
Machinery and equipment	1.065.189	1.136.945
Total	12.618.913	12.808.950

Note 26, letter b) includes the detail of the lease agreements, and it also reconciles the total amount of the future minimum lease payments and their current value as regards such assets, the purchase options originated at Compañía Cervecera Kunstmann S.A. and CCU S.A.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Note 22  Investment Property

Changes in the movement of the investment property during the years ended of December 31, 2009 and 2010, is as follows:

	Land	Building	Total
	ThCh$	ThCh$	M$
As of January 1, 2009
Historic Cost	16,503,060	-	16,503,060
Book Value	16,503,060	-	16,503,060
As of December 31, 2009
Additions	-	60,121	60,121
Depreciation	-	(255)	(255)
Conversion effect	(1,271,618)	-	(1,271,618)
Book Value	15,231,442	59,866	15,291,308
As of December 31, 2009
Historic Cost	15,231,442	60,121	15,291,563
Depreciación	-	(255)	(255)
Book Value	15,231,442	59,866	15,291,308
As of December 31, 2010
Additions	5,018	497,101	502,119
Disposals (1)	(7,992,603)	-	(7,992,603)
Depreciation	-	(4,129)	(4,129)
Conversion effect	(393,420)	-	(393,420)
Book Value as of December 31, 2010	6,850,437	552,838	7,403,275
As of December 31, 2010
Historic Cost	6,850,437	557,222	7,407,659
Accumulated depreciation	-	(4,384)	(4,384)
Book Value	6,850,437	552,838	7,403,275

Investment property include twenty one lands properties situated in Chile, which are maintained for appreciation purposes, with three of them being leased and generating ThCh$ 3,815 revenue during year 2010 (ThCh$ 3,778 in 2009). Besides, there are two lands in Argentina, which are leased and generated a income for
ThCh$ 45,690 for year 2010 (ThCh$ 45,574 in 2009). In addition, the expenses associated with such investment properties amount to ThCh$ 92,080 for the year ended as of December 31, 2010 (ThCh$ 145,741 in 2009).

The values associated to the investment properties maintained by the Company as of December 31, 2010 are valued within the market value for properties with the same characteristics.

Management has not seen any evidence of impairment of Investment property in 2010 and 2009.

The Company does not maintain any pledge or restriction over investment property items.

(1) On July 2, 2010, the Company disposed of property located in Perú, which cost value amounted to ThCh$ 7,992,603. This sale generated a net profit of ThCh$ 6,790,933.

Note 23 Non-current assets held for sale

During the last quarter of 2009, the Board of Tamarí S.A. authorized the sale of fixed assets which includes the winery with facilities for processing and storage of wines as well as of acres that surround it and the guest house. This decision is based primarily on the advantage of consolidating the operations of processing and packaging of wines from the Wine Group subsidiaries VSPT facilities in Finca La Celia, generating significant synergies for the Group.

The Company hired a specialist broker for such assets and is expected to close the sale in 2011 at market value, according to the valuations obtained.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

As described in Note 2.17, non-current assets held for sale have been recorded at the lower of book value and estimated sale value December 31, 2010.

The values associated to the investment properties maintained by the Company as of December 31, 2010 are valued within the market value for properties with the same characteristics.

At December 31, 2010, the items of assets held for sale are the following:

Assets held for sale	As of December 31, 2010	As of December 31, 2009
	ThCh$	ThCh$
Lands	122,646	-
Contructions	225,678	-
Machinerys	149,000	-
Total	497,324	-

Note 24 Biological Assets

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

As of December 31, 2010 and 2009, the Company maintained approximately 4,426, of which 4,298 hectares are for vines in production stage. Of the total hectares mentioned above, 3,939 correspond to own land and 487 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs three years after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2009 the production plant vines allowed to harvest a total of approximately 50,9 million kilos of grapes, while in 2010 production was 41.9 million kilos.

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

The Company uses the amortized historical cost to value its biological assets, for which management consider that it represents the best approximation to fair value.

There is no evidence of impairment on the biological assets held by the Company.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

The movement of biological assets during the years ended December 31, 2009 and 2010, is as follows:

BIOLOGICAL ASSETS	Under Production Vines	Training vines	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2009
Historic Cost	25,753,117	286,236	26,039,353
Accumulated depreciation	(8,467,125)	-	(8,467,125)
Book Value	17,285,992	286,236	17,572,228
As of December 31, 2009
Additions	-	584,012	584,012
Depreciation	(896,916)	-	(896,916)
Conversion effect	(358,689)	-	(358,689)
Book Value	16,030,387	870,248	16,900,635
As of December 31, 2009
Historic Cost	25,394,428	870,248	26,264,676
Accumulated depreciation	(9,364,041)	-	(9,364,041)
Book Value	16,030,387	870,248	16,900,635
As of December 31, 2010
Additions	50,137	758,254	808,391
Depreciation	(935,795)	-	(935,795)
Conversion effect	(104,601)	-	(104,601)
Book Value	15,040,128	1,628,502	16,668,630
As of December 31, 2010
Historic Cost	25,339,964	1,628,502	26,968,466
Accumulated depreciation	(10,299,836)	-	(10,299,836)
Book Value	15,040,128	1,628,502	16,668,630

Note 25 Income taxes and deferred taxes

Tax accounts receivable

The detail of the taxes receivables is the following:

	As of December 31,
	2010	2009
	ThCh$	ThCh$
Refundable tax previous year	6,543,992	718,763
Taxes under claim	1,767,365	1,295,620
Argentinean tax credits	1,224,330	1,698,356
Monthly provisions	1,371,633	3,243,020
Payment of absorbed profit provision	-	1,065,412
Other credits	3,243,667	1,031,863
Total	14,150,987	9,053,034

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Taxes accounts payable

The detail of taxes payable taxes is as follows:

	As of December 31,
	2010	2009
	ThCh$	ThCh$
First category tax	5,699,684	7,321,168
Monthly provisional payments - payable	1,776,423	1,353,041
Article Nº21 unique tax	87,917	59,902
Estimated minimum gain Argentine subsidiaries tax	332,846	273,562
Others	393,843	393,844
Total	8,290,713	9,401,517

Tax expense

The detail of the income tax and deferred tax expense for the years ended as of December 31, 2010 and 2009, is as follows:

	For the years ended December 31,
	2010	2009	2008
	ThCh$	ThCh$	ThCh$
Expense (income) as per deferred tax related to the origin and reversal of temporary differences	(3,702,465)	(3,007,001)	(2,253,665)
Effect of exchange rates (1)	(513,863)	-	-
Benefit originated by tax losses	(239,683)	8,605,661	6,150,543
Total income (loss) from deferred taxes	(4,456,011)	5,598,660	3,896,878
Current tax expense	(20,508,353)	(17,019,939)	(13,629,567)
Adjustments as regards prior period	(182,300)	(302,394)	(791,558)
Income tax payment in other countries	(2,509,385)	-
(Loss) Income from income tax	(27,656,049)	(11,723,673)	(10,524,247)

(1) The amount recorded for ThCh$ 513,863 is related to an exchange rate, based on a modified tax in Chile. This exchange rate is temporary, and raises the rate of 17% to 20% for year 2011 and 18.5% for year 2012, returning to 17% in year  2013.

The deferred taxes related to items charged or credited directly to Consolidated Statements of Comprehensive Income are as follows:

	For the years ended December 31,
	2010	2009	2008
	ThCh$	ThCh$	ThCh$
Net income from cash flow hedge	79,447	1,106,335	(876,541)
Charge (credit) to equity	79,447	1,106,335	(876,541)

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Effective Rate

The Company’s income tax expense as of December 31, 2010, 2009 and 2008, represents 18.7%, 7.7% and 9.9%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the years ended December 31,
	2010		2009		2008
	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %
Income before taxes	147.592.719		153.088.841		105.827.487
Income tax using the statutory rate	(25.090.762)	17,0	(26.025.103)	17,0	(17.990.673)	17,0
Adjustments to reach the effective rate
Tax effects of reorganizations	562.285	(0,4)	10.123.491	(6,6)	9.070.926	(8,6)
Income Tax paid abroad	(2.509.385)	1,7	-	0,0	-	0,0
Income not taxable (untaxed expenses) (net)	3.555.504	(2,4)	7.309.642	(4,8)	774.030	(0,7)
Effect of exchange rates	(513.863)	0,3	-	0,0	-	0,0
Valuation over tax loss provision	67.654	(0,0)	(67.090)	0,0	(178.873)	0,2
Effect of tax rates in Argentina	(3.545.182)	2,4	(2.762.219)	1,8	(1.408.099)	1,3
Adjustments as regards prior term	(182.300)	0,1	(302.394)	0,2	(791.558)	0,7
Income tax, as reported	(27.656.049)	18,7	(11.723.673)	7,7	(10.524.247)	9,9

Deferred taxes

Deferred tax assets and liabilities included in the Balance Sheet were as follows:

	As of December 31,
	2010 ThCh$	2009 ThCh$

Deferred tax assets
Accounts receivable impairment provision	776,207	576,944
Provisions	6,377,736	6,443,346
Inventory impairment provision	325,217	237,977
Severance indemnity	2,604,771	2,192,000
Inventory valuation	649,737	479,406
Derivatives agreement	1,143,979	365,397
Amortization of intangible	530,797	681,982
Other assets	1,370,143	1,328,679
Tax loss carryforwards	5,538,015	11,838,922
Valuation allowances	(770,541)	(950,269)
Total assets from deferred taxes	18,546,061	23,194,384

Deferred taxes liabilities
Fixed assets depreciation	18,366,135	14,048,289
Deposit for Bottles and containers	3,479,816	3,336,996
Capitalized software expense	600,232	328,147
Agricultural operation expense	2,584,797	1,999,451
Derivatives agreements	72,386	16,819
Manufacturing indirect activation costs	1,465,751	1,784,439
Intangible	3,654,733	3,897,098
Lands	20,535,997	21,861,921
Other liabilities	2,694,168	2,594,377
Total liabilities from deferred taxes	53,454,015	49,867,537

Total	(34,907,954)	(26,673,153)

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

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Whenever the Company estimates that there is no probability for the total recovery of integral tax loss carryforwards,   valuation allowance is created.

Analisys of the deferred tax movement during the periods	Deferred Taxes
ThCh$

As of January 1, 2009	(30,090,010)
Deferred taxes from business combinations	(3,456,803)
Convertion effect	50,958
Income from deferred taxes	5,598,660
Effect in equity from deferred taxes	1,106,335
Other movements of deferred taxes	117,707
Fiscal year movement	3,416,857
As of December 31, 2009	(26,673,153)

As of December 31, 2010
Deferred taxes from tax loss carryforwards absortion	(4,445,375)
Charge to income tax deferred	(4,456,011)
Convertion effect	512,100
Abono a patrimonio por impuestos diferidos	79,447
Other movements of deferred taxes	75,038
Fiscal year movement	(8,234,801)
As of December 31, 2010	(34,907,954)

Note 26 Other financial liabilities

Debts and financial liabilities that accrue interest, classified as per type of obligation and their classification in the consolidated balance sheet were as follows:

	As of December 31
	2010 ThCh$	2009 ThCh$
Bank borrowings (*)	48,551,296	53,172,707
Bonds payable (*)	160,899,845	160,479,362
Financial leases obligations (*)	15,856,614	15,875,725
Derivatives (**)	1,383,942	1,186,756
Liability coverage (**)	6,275,325	2,175,691
Total	232,967,022	232,890,241
Current	12,821,855	21,051,140
Non current	220,145,167	211,839,101
Total	232,967,022	232,890,241

(*)  See Note 5.

(**) See Note 6.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

The maturities and interest rates of such obligations were as follows:

As of December 31, 2010:

RUT	Company	Debtor country	Rut acreedor	Creditor name	Creditor country	Currency	Undiscounting amounts according to maturity						Amortization rate	Interest Rate %
							0 to 3 months ThCh$	3 months to 1 year ThCh$	Over 1 year to 3 years ThCh$	Over 3 years to 5 years ThCh$	Over 5 years ThCh$	Total ThCh$
Bank borrowings
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	USD	187,760	-	-	-	-	187,760	At maturity	3.50
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	352,904	-	-	-	-	352,904	At maturity	3.00
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	USD	164,290	-	-	-	-	164,290	At maturity	3.50
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	USD	-	196,982	-	-	-	196,982	At maturity	2.50
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	-	71,440	-	-	-	71,440	At maturity	3.50
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	-	46,940	-	-	-	46,940	At maturity	3.50
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco Supervielle	ARGENTINA	USD	-	238,885	-	-	-	238,885	At maturity	3.75
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	USD	118,836	-	-	-	-	118,836	At maturity	3.25
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	USD	165,985	-	-	-	-	165,985	At maturity	3.00
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	USD	165,715	-	-	-	-	165,715	At maturity	3.00
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Fondo para la Transformación y Crec.	ARGENTINA	$ARG	-	27,587	-	-	-	27,587	Semiannual	6.00
0-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	BANCO CITIBANK	ARGENTINA	$ARG	-	3,780,240	-	-	-	3,780,240	At maturity	14.60
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	CHILE	97006000-6	Banco Crédito e Inversiones	CHILE	UF	37,603	25,354	-	-	-	62,957	Monthly	4.29
0-E	CCU CAYMAN BRANCH (1)	ISLAS CAIMAN	O-E	BBVA S.A. New York Branch	E.E U.U.	USD	-	24,628	32,760,700	-	-	32,785,328	At maturity	0.72
99.586.280-8	CIA PISQUERA DE CHILE S.A.	CHILE	96563620-K	Banco Raboinvestments Chile S.A	CHILE	CLP	224,333	-	9,961,114	-	-	10,185,447	At maturity	5.75
Subtotal							1,417,426	4,412,056	42,721,814	-	-	48,551,296

RUT	Company	Debtor country	Registration or ID No. Instrument		Creditor country	Currency	Undiscounting amounts according to maturity						Amortization rate	Interest Rate %
							0 to 3 months ThCh$	3 months to 1 year ThCh$	Over 1 year to 3 years ThCh$	Over 3 years to 5 years ThCh$	Over 5 years ThCh$	Total ThCh$
Bonds payable
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	415 13/06/2005	BONO SERIE A	CHILE	UF	1,210,894	784,654	3,169,358	3,175,689	15,509,550	23,850,145	Semi-annual	3.80
90.413.000-1	CCU S.A.	CHILE	388 18/10/2004	BONO SERIE E	CHILE	UF	-	2,127,657	4,070,733	4,099,285	19,055,408	29,353,083	Semi-annual	4.00
90.413.000-1	CCU S.A.	CHILE	573 23/03/2009	BONO SERIE H	CHILE	UF	518,606	-	-	-	42,654,142	43,172,748	Semi-annual	4.25
90.413.000-1	CCU S.A.	CHILE	572 23/03/2009	BONO SERIE I	CHILE	UF	445,010	-	-	64,078,859	-	64,523,869	At maturity	3.00
Sub-total							2,174,510	2,912,311	7,240,091	71,353,833	77,219,100	160,899,845

RUT	Company	Debtor country	Registration or ID No. Instrument		Creditor country	Currency	Undiscounting amounts according to maturity						Amortization rate	Interest Rate %
							0 to 3 months ThCh$	3 months to 1 year ThCh$	Over 1 year to 3 years ThCh$	Over 3 years to 5 years ThCh$	Over 5 years ThCh$	Total ThCh$
Financial leases obligations
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	CHILE	97004000-5	Banco de Chile	CHILE	UF	74,755	213,657	410,580	237,517	65,971	1,002,480	Monthly	5.80
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	CHILE	97015000-5	Banco Santander Chile	CHILE	UF	19,519	60,705	178,828	16,100	-	275,152	Monthly	7.20
90.413.000-1	CCU S.A.	CHILE	99012000-5	Consorcio Nacional de Seguros S.A.	CHILE	UF	15,195	47,176	138,290	130,320	14,248,001	14,578,982	Monthly	7.07

Subtotal							109,469	321,538	727,698	383,937	14,313,972	15,856,614
Total							3,701,405	7,645,905	50,689,603	71,737,770	91,533,072	225,307,755
((1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 6).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

As of December 31, 2009:

RUT	Company	Debtor country	Rut acreedor	Creditor name	Creditor country	Currency	Undiscounting amounts according to maturity						Amortization rate	Interest Rate %
							0 to 3 months ThCh$	3 months to 1 year ThCh$	Over 1 year to 3 years ThCh$	Over 3 years to 5 years ThCh$	Over 5 years ThCh$	Total ThCh$
Bank borrowings
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	212,749	-	-	-	-	212,749	At maturity	18.00
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	USD	778,578	-	-	-	-	778,578	At maturity	7.50
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	205,509	-	-	-	-	205,509	At maturity	17.00
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	772,501	-	-	-	-	772,501	At maturity	5.75
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco BBVA	ARGENTINA	USD	92,588	-	-	-	-	92,588	At maturity	5.40
0-E	FINCA LA CELIA S.A	ARGENTINA	97030000-7	Banco Estado de Chile	CHILE	EUR	156,413	-	-	-	-	156,413	At maturity	6.00
0-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco Regional de Cuyo	ARGENTINA	USD	102,576	-	-	-	-	102,576	At maturity	6.50
0-E	BODEGAS TAMARI S.A	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	USD	66,710	22,237	-	-	-	88,947	At maturity	5.80
79.713.460-0	VIÑA SANTA HELENA S.A.	CHILE	97080000-K	Banco BICE	CHILE	USD	-	401,403	760,650	380,325	-	1,542,378	Annual	4.43
96.931.780-K	VIÑA MISIONES DE RENGO S.A.	CHILE	97080000-K	Banco BICE	CHILE	USD	-	401,403	760,650	380,325	-	1,542,378	Annual	4.43
96.993.110-9	VIÑA DEL MAR DE CASABLANCA S A	CHILE	97080000-K	Banco BICE	CHILE	USD	-	401,265	760,650	380,325	-	1,542,240	Annual	4.43
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	CHILE	97006000-6	Banco Crédito e Inversiones	CHILE	UF	35,849	169,089	-	-	-	204,938	Monthly	4.29
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	CHILE	97032001-6	Banco BBVA	CHILE	CLP	222,369	222,650	-	-	-	445,019	Monthly	3.50
0-E	CCU CAYMAN BRANCH (1)	ISLAS CAIMAN	O-E	BBVA S.A. New York Branch	E.E U.U.	USD	-	28,570	35,497,000	-	-	35,525,570	At maturity	0.76
99.586.280-8	CIA PISQUERA DE CHILE S.A.	CHILE	97006000-6	Banco Crédito e Inversiones	CHILE	UF	138,488	9,821,835	-	-	-	9,960,323	At maturity	3.60
Subtotal							2,784,330	11,468,452	37,778,950	1,140,975	-	53,172,707

RUT	Company	Debtor country	Registration or ID No. Instrument		Creditor country	Currency	Undiscounting amounts according to maturity						Amortization rate	Interest Rate %
							0 to 3 months ThCh$	3 months to 1 year ThCh$	Over 1 year to 3 years ThCh$	Over 3 years to 5 years ThCh$	Over 5 years ThCh$	Total ThCh$
Bonds payable
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	415 13/06/2005	BONO SERIE A	CHILE	UF	1,207,444	771,635	3,114,363	3,114,363	16,648,309	24,856,114	Semi-annual	3.80
90.413.000-1	CCU S.A.	CHILE	388 18/10/2004	BONO SERIE E	CHILE	UF	545,719	1,531,189	3,965,461	3,965,462	19,827,307	29,835,138	Semi-annual	4.00
90.413.000-1	CCU S.A.	CHILE	573 23/03/2009	BONO SERIE H	CHILE	UF	520,701	-	-	-	41,885,760	42,406,461	Semi-annual	4.25
90.413.000-1	CCU S.A.	CHILE	572 23/03/2009	BONO SERIE I	CHILE	UF	553,009	-	-	62,828,640	-	63,381,649	At maturity	3.00
Sub-total							2,826,873	2,302,824	7,079,824	69,908,465	78,361,376	160,479,362

RUT	Company	Debtor country	Registration or ID No. Instrument		Creditor country	Currency	Undiscounting amounts according to maturity						Amortization rate	Interest Rate %
							0 to 3 months ThCh$	3 months to 1 year ThCh$	Over 1 year to 3 years ThCh$	Over 3 years to 5 years ThCh$	Over 5 years ThCh$	Total ThCh$
Financial leases obligations
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	CHILE	97004000-5	Banco de Chile	CHILE	UF	69,720	198,544	577,020	217,475	184,032	1,246,791	Monthly	5.80
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	CHILE	97015000-5	Banco Santander Chile	CHILE	UF	17,731	55,145	162,448	106,128	-	341,452	Monthly	7.20
90.413.000-1	CCU S.A.	CHILE	99012000-5	Consorcio Nacional de Seguros S.A.	CHILE	UF	13,852	43,006	126,068	144,536	13,960,020	14,287,482	Monthly	7.07
Subtotal							101,303	296,695	865,536	468,139	14,144,052	15,875,725
Total							5,712,506	14,067,971	45,724,310	71,517,579	92,505,428	229,527,794

   (1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 6).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

See detail of bank borrowings, financial leases obligations and bonds payable fair value in Note 6.

The effective rates of bond obligations as of December 31, 2010 and 2009, were as follows:

Bonds Serie A	3.96%
Bonds Serie E	4.52%
Bonds Serie H	4.26%
Bonds Serie I	3.18%

The debts and financial liabilities are stated in several currencies and they accrue fixed and variable interest rates. The details of such obligations classified as per currency and interest type (excluding the effect of cross currency interest rate swap agreements) are as follows:

	As of December 31, 2010		As of December 31, 2009
	Fixed Interest Rate	Variable Interest Rate	Fixed Interest Rate	Variable Interest Rate
	ThCh$	ThCh$	ThCh$	ThCh$
United States dollar	1,709,737	32,785,328	1,835,189	40,152,567
Chilean pesos	10,185,447	-	445,019	-
Argentine pesos	3,807,827	-	418,258	-
Unidades de fomento	176,819,416	-	186,520,348	-
Euros	-	-	-	156,413
Total	192,522,427	32,785,328	189,218,814	40,308,980

The terms and conditions of the interest accruing obligations as of December 31, 2010, were as follows:

a)      Bank Borrowings

BBVA New York – Bank Loans

On November 23, 2007, the Company obtained, through its Cayman Islands agency, a bank loan from the Cayman Islands branch of BBVA bank, for a total 70 million United States dollars at a 4.5 year term, with maturity on May 23, 2012.

This loan accrues interest at a compound floating rate 3-year dollar Libor plus 189 days and a fixed margin of 0.27%. The Company amortizes interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

The exchange rate and the interest rate risk to which the Company is exposed as a result of this syndicated loan is mitigated by the use of currency swap and USD-CLP rates (Cross Currency Swap) agreements. For a detail of the Company’s hedge strategies (see   Note 5 and Note 6).

This credit obliges the Company to comply with specific requirements and financial ratios in relation to its consolidated financial statements, which by agreement of the parties, after adapting them in order to update certain references and accommodating them the new accounting rules for IFRS, are the followings:

(a)   Maintain a Financial Expense Coverage, measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, and calculated as the ratio between EBITDA and Financial Costs account. EBITDA is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus Depreciation and Amortization recorded in the Note Nature of the costs and expenses.

(b)   Maintain a Debt Ratio less than or equal to 3, calculated as financial debts plus short and long term debt  obligations with related parties divided by EBITDA. Financial Debt is regarded as the sum of Bank Loans, Bonds payable and Finance lease obligations included in Note Other financial liabilities of the Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

(c)    Maintain at the end of each quarter a minimum consolidated Equity of UF 15 million, meaning Net Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Net Equity.

As of December 31, 2010 and 2009, the Company was in compliance with the financial covenants and specific requirements for this bank loan.

Raboinvestment Chile S.A. (Raboinvestment) – Bank Loans

On August 12, 2010, the subsidiary Compañía Pisquera de Chile S.A. renegotiated a syndicated loan with banks BCI, BBVA and Raboinvestment  Chile S.A. (Raboinvestment) where BCI and BBVA ceded and transferred their respective shares of the credit to Raboinvestment. On the same date CPCh and Raboinvestment signed an agreement acknowledging the debt and rescheduling of the total outstanding debt, for the capital of that syndicated loan for an amount of
ThCh$ 9,961,114, which will be paid to Raboinvestment in a single quota, maturity on August 12, 2012.

This loan accrues interest at an annual fixed rate of 5.75%. The Company amortizes interests semi-annually and to be paid on August 12 and February 12, of each year.

CPCh product of this obligation must meet certain reporting obligations in addition to complying with the following financial ratios, as measured by the balance sheet and audited annual financial statements as of June 30 during the last 12 months:

As a consequence of this obligation, the subsidiary must comply with certain information obligations in addition to complying with the following financial covenants, which are measured by the balance sheet and audited annual financial statements as of June 30 considering the last 12 months:

(a)   Maintain a Financial Expense Coverage not less than 3, calculated as the relationship between Gross Margin less Marketing costs, Distribution and Administration expenses, plus Other income by function, less Other expenses by function, plus Depreciation and Amortization, divided by Financial costs.

(b)   Maintain a debt ratio of no more than 2, measured as Total liabilities divided by Net Equity.

(c)    Maintain a Net Equity higher than UF 770,000.

In addition, this loan obliges Compañía Pisquera de Chile S.A. to comply with certain restrictions of affirmative nature, such as to maintain insurance, to maintain the ownership of essential assets, and also to comply with certain restrictions, such as not to merge or split, etc. except as allowed, and not to pledge, mortgage or grant any kind of encumbrance or real right over any fixed asset with an individual accounting value higher than UF 10,000, except under the terms established by the agreement, among other.

As of December 31, 2010 and 2009, the Company was in compliance with the financial covenants and specific requirements of this loan.

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

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

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

Compañía Cervecera Kunstmann S.A

The lease agreements are as follows:

Type	Institution	Contract Date	Amount (UF)	Number of quotas	Anual Interest	Purchase option (UF)
Production plant	Banco de Chile	19-04-2005	20,489	168	8.30%	32
Land	Banco de Chile	26-06-2007	7,716	121	5.80%	85
Grain cooker	Banco de Chile	31-08-2008	43,969	61	4.13%	800
Inspector level of filling, capping, pasteurization and packaging line	Banco Santander - Chile	12-01-2009	14,077	61	7.16%	276
Rinser-Filler-Capping Machine	Banco Santander - Chile	03-02-2009	5,203	61	7.34%	102

The following is a detail of future payments and the current value of the financial lease obligations as of December 31, 2010:

Lease Minimum Future Payments	As of December 31, 2010
	Gross Amount	Interest	Current Value
	ThCh$	ThCh$	ThCh$
Less than one year	1,494,201	1,063,195	431,006
Between one and five year	5,152,353	4,040,717	1,111,636
Over five years	29,329,197	15,015,225	14,313,972
Total	35,975,751	20,119,137	15,856,614

c)      Bonds Payable

Series A Bonds – Subsidiary Viña San Pedro Tarapacá S.A.

On June 13, 2005, the subsidiary Viña San Pedro Tarapacá S.A. recorded in the Securities Record a bond issue for a total UF1,500,000 at a 20-year term with maturity on July 15, 2025. Such issue was placed in the local market on July 20, 2005, with a premium amounting to ThCh$ 227,378. This obligation accrues interest at a fixed annual rate of 3.8% and amortizes interest and capital semi-annually.

On December 17, 2010, took place the Board of Bondholders Serie A, which decided to modify the issued Contract of such bonds in order to update certain references and adapt it to the new IFRS accounting standards. The amendment of the issued Contract is dated December 21, 2010 and has the repertory No. 35739-2010 in the Notary of Ricardo San Martín Urrejola. Because of these changes, the commitment of this subsidiary is to comply with certain financial ratios that will be calculated only on the Consolidated Financial Statements. These financial ratios and other conditions are as follows:

(a)   Control over subsidiaries representing at least 30% of the consolidated EBITDA of the issuer. EBITDA is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus Depreciation and Amortization recorded in the Note Nature of the costs and expenses.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

(b)   Not to enter into investments in instruments issued by related parties different from its subsidiaries.

(c)    Neither sell nor transfer essential assets that jeopardize the continuance of its current purpose.

(d)   Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.2, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Net Equity. The Total Adjusted Liabilities is defined as Total Liabilities less Dividends provisioned, according to policy contained in the Statement of Changes in Net Equity, plus the amount of all guarantees, debts or obligations of third parties not within the liabilities and outside the Issuer or its subsidiaries that are cautioned by real guarantees granted by the Issuer or its subsidiaries. Total Adjusted Net Equity is defined as Total Net Equity plus Dividends provisioned, according to policy contained in the Statement of Changes in Net Equity.

(e)   Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of EBITDA (as defined in paragraph (a)) and Financial Costs account.

(f)    Maintain at the end of each quarter a minimum equity of UF 4 million, meaning Net Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Net Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be perform by the Issuer.

As of December 31, 2010 and 2009, the Company was in compliance with the financial covenants required for this public issue.

Series E Bonds

On October 18, 2004, the Company recorded in the Securities Record the issue of 20-year term public bonds for a total
UF 2,000,000 with maturity on December 1, 2024. This issue was placed in the local market on December 1, 2004, with a discount amounting to ThCh$ 897,857. This obligation accrues interests at a fixed annual rate of 4.0%, and it amortizes interest and capital semi-annually.

On December 17, 2010, took place the Board of Bondholders Serie A, which decided to modify the issued Contract of those bonds in order to update certain references and adapt it to the new IFRS accounting standards. The amendment of the issued Contract is dated December 21, 2010 and has the repertory No. 35738-2010 in the Notary of Ricardo San Martín Urrejola. Because of these changes, the commitment of the Company is to comply with certain financial ratios that will be calculated only on the Consolidated Financial Statements. These financial ratios and other conditions are as follows:

(a)   Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Net Equity. Total Adjusted Liabilities is defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Net Equity, plus the amount of all guarantees granted by the Issuer or its subsidiaries that are cautioned by real guarantees, except as noted in the contract.  Total Adjusted Net Equity is defined as Total Net Equity plus Dividends provisioned, according to policy included in the Statement of Changes in Net Equity.

(b)   Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of EBITDA and Financial Costs account. EBITDA is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus Depreciation and Amortization recorded on the Note Nature of the costs and expenses.

(c)    Maintain at the end of each quarter, assets free of liens for an amount equal to at least 1.2, defined as the ratio of Total Assets free of lien and Total Adjusted Liabilities free of lien. Is defined as Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Total Adjusted Liabilities free of lien are defined as Total Liabilities less Dividends provisioned according to policy contained in the Statement of Changes in Net Equity.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

(d)   Maintain at the end of each quarter a minimum equity of UF 15 million, meaning Net Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy contained in the Statement of Changes in Net Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be perform by the Issuer.

(e)   To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Viña San Pedro Tarapaca S.A., except in the cases and under the terms established in the agreement.

(f)    To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

(g)   Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

(h)   Neither sell nor transfer assets from the issuer and its subsidiaries representing over 25% of the assets total of the consolidated financial statements.

As of December 31, 2010 and 2009, the Company was in compliance with the financial covenants required for this public issue.

Series H and I Bonds

On March 23, 2009, the Company recorded in the Securities Record the issue of bonds Series H and I for a combined total of UF 5 million, 10 and 30 year terms, respectively. Emissions of both series were placed in the local market on April 2, 2009.  The issuance of the Bond I was UF 3 million  with maturity on March 15, 2014, with a discount amounting to
ThCh$ 413,181, accrues interest at an annual fixed rate of 3.0%, with amortize interest semi-annually and excluding the capital (bullet).  The issuance of the Bond H was UF 2 million  with maturity on March 15, 2030, with a discount amounting to ThCh$ 156,952, accrues interest at an annual fixed rate of 4.25%, with amortizes interest and capital semi-annually.

By deed dated December 27, 2010 issued in the Notary of Ricardo San Martín Urrejola, under repertoires No. 36446-2010 and 36447-2010, were amended Issue Contract Series H and I, respectively, in order to update certain references and to adapt to the new IFRS accounting rules.

The current issue was subscribed with Banco Santander Chile as representative of the bond holders and as paying bank, and it requires that the Company complies with the following financial indicators on its consolidated financial statements and other specific requirements:

(a)   Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Net Equity. The Total Adjusted Liabilities are defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Net Equity, plus the amount of all guarantees, debts or obligations of third parties not within the liability and outside the Issuer or its subsidiaries that are cautioned by real guarantees granted by the Issuer or its subsidiaries. Total Adjusted Net Equity are defined as Total Net Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Net Equity.

(b)   Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of EBITDA and Financial Costs account. EBITDA is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus Depreciation and Amortization recorded on the Note Nature of the cost and expenses.

(c)    Maintain at the end of each quarter, assets free of liens for an amount equal to, at least, 1.2, defined as the ratio of Total Assets free of lien and Financial Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties.

F-74 Financial Debt free of lien is defined as the sum of lines Bank Loans, Bonds payable and Finance lease obligations contained in Note Other financial liabilities of the Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

(d)   Maintain at the end of each quarter a minimum equity of UF 15 million, meaning Net Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Net Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be perform by the Issuer.

(e)   To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A.

(f)    Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectoliters a year, except in the cases and under the terms of the contract.

(g)   To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

(h)   Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

As of December 31, 2010 and 2009 the Company was in compliance with the financial covenants required for this public issue.

Note 27 Accounts payable – trade and other payables

As of December 31, 2010 and 2009, the total Accounts payable-trade and other payables were as follows:

	As of December 31, 2010	As of December 31, 2009
	ThCh$	ThCh$
Suppliers	112.196.621	102.186.346
Notes payable	722.748	106.110
Withholding payable	22.472.254	23.922.559
Total	135.391.623	126.215.015
Current	135.391.623	126.215.015
Non-current	-	-
Total	135.391.623	126.215.015

Note 28 Provisions

As of December 31, 2010 and 2009, the total provisions recorded in the consolidated statement of financial position were as follows:

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

	As of December 31,
	2010	2009
	ThCh$	ThCh$
Litigation	1,220,844	981,662
Deposit for bottles	10,911,858	9,704,826
Total	12,132,702	10,686,488
Current	992,811	29,850
Non-current	11,139,891	10,656,638
Total	12,132,702	10,686,488

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

The following was the change in provisions during the year ended December 31, 2010 and 2009:

	Litigation	Deposit for Bottles	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2009	1,061,110	9,537,644	10,598,754
As of December 31, 2009
Incorporated	228,709	6,015,851	6,244,560
Used	(192,524)	(5,848,669)	(6,041,193)
Conversion effect	(115,633)	-	(115,633)
As of December 31, 2009	981,662	9,704,826	10,686,488
As of December 31, 2010
Incorporated	2,584,701	8,811,622	11,396,323
Used	(1,931,487)	(7,604,590)	(9,536,077)
Liberadas	(248,827)	-	(248,827)
Conversion effect	(165,205)	-	(165,205)
As of December 31, 2010	1,220,844	10,911,858	12,132,702

The maturities of provisions at December 31, 2010, were as follows:

	Litigation	Deposit for Bottles (1)	Total
	ThCh$	ThCh$	ThCh$
Less than one year	992,811	-	992,811
Between one and five years	125,478	-	125,478
Over five years	102,555	10,911,858	11,014,413
Total	1,220,844	10,911,858	12,132,702

(1) Given the nature of the risks covered by such provisions, it is not possible to determine a reasonable payment calendar.

Litigation

The detail on the main litigation proceedings to which the Company is exposed at a consolidated level is described in Note 34.

Management believes that according to the development of such proceedings up to this date, the provisions established over the background on a case by basis adequately cover the eventual adverse effects that could arise from the mentioned proceedings.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Note 29 Other non-financial liabilities

As of December 31, 2010 and 2009, the total Other non-financial liablities were as follows:

	As of December 31,
	2010	2009
	ThCh$	ThCh$
Parent dividend provisioned by the board	18.473.167	19.110.172
Parent dividend provisioned according to policy	36.876.591	44.908.565
Outstanding parent dividends agreed	483.065	722.519
Subsidiaries dividends according to policy	5.115.776	8.731.981
Others	15.324	18.949
Total	60.963.923	73.492.186
Current	60.963.923	73.492.186
Non-current	-	-
Total	60.963.923	73.492.186

Note 30 Employee Benefits

The Company grants short term, and employment termination benefits as part of its compensation policies.

The parent company and its subsidiaries maintain collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

Short-term and Long-term Benefits

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

The cost of such benefits is charged against income, in the “Staff Expense” item.

As of December 31, 2010 and 2009, the total staff benefits recorded in the consolidated statement of financial position is as follows:

Employees’ Benefits	As of December 31,
	2010	2009
	ThCh$	ThCh$
Short term benefits	10.599.390	9.993.793
Employment termination benefits	14.767.065	13.089.182
Total	25.366.455	23.082.975
Current	11.069.052	11.682.173
Non-current	14.297.403	11.400.802
Total	25.366.455	23.082.975

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

The following is a detail of the Short-term and Severance Indemnity.

Employees’ Bonuses

Short-term benefits are mainly comprised of recorded vacation (on accruals basis) and bonuses and share compensation. Such benefits are recorded when the obligation is accrued, and they are usually paid within a 12-month period, consequently they are not discounted.

As of December 31, 2010 and 2009, the provisions recorded as a result of services granted and unpaid are as follows:

Short-Term Employees’ Benefits	As of December 31,
	2010	2009
	ThCh$	ThCh$
Vacation	4.894.374	4.749.363
Bonus and compensation	5.705.016	5.244.430
Total	10.599.390	9.993.793

The Company records the staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with some groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rates are determined by reference to market interest rates curves for high quality entrepreneurial bonds, with an average duration equivalent to the estimated terms for the payment of such severance, plus the Central Bank estimated inflation, and the margin applicable to companies with a rating equivalent to AA or higher. The discount rate in Chile was 7.7% and in Argentina 13.9%, for each year ended as of December 31, 2010 and 2009, respectively.

As of December 31, 2010 and 2009, the benefits recorded for severance indemnity are as follows:

Severance Indemnity	As of December 31,
	2010	2009
	ThCh$	ThCh$
Current	469.662	1.688.380
Non-current	14.297.403	11.400.802
Total	14.767.065	13.089.182

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

The change in the severance indemnity during the year ended as of December 31, 2009 and 2010, was as follows:

Severance Indemnity	Severance Indemnity

ThCh$

Initial Balance	14,040,383
Balance as of January 1, 2009	14,040,383
As of December 31, 2009
Current cost of service	522,041
Interest cost	1,073,826
Actuarial (Gain) loss	(1,679,152)
Paid-up benefits	(1,010,298)
Past service cost	78,038
Others	64,344
As of December 31, 2009	13,089,182
As of December 31, 2010
Current cost of service	533,870
Interest cost	973,827
Actuarial (Gain) loss	101,357
Paid-up benefits	(888,833)
Past service cost	482,816
Others	474,846
As of December 31, 2010	14,767,065

The figures recorded in the consolidated statement of income as of December 31, 2010, 2009 and 2008, were as follows:

Expense recognized for severance indemnity	For the years ended December 31,
	2010	2009	2008
	ThCh$	ThCh$	ThCh$
Current cost of service	533,870	522,041	508,238
Interest cost	973,827	1,073,826	872,521
Past service cost	482,816	78,038	85,405
Actuarial (Gain) loss	101,357	(1,679,152)	1,037,633
Non-provided paid benefits	1,140,911	3,277,025	2,117,746
Other	437,814	660,940	(183,650)
Total expense recognized in consolidated statement of income	3,670,595	3,932,718	4,437,893

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Actuarial Assumptions

As mentioned in Note 2.19 – Employees’ Benefits, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation as of December 31, 2010 and 2009, were as follows:

Hipótesis Actuariales			CHILE		ARGENTINA
			As of December 31,		As of December 31,
			2010	2009	2010	2009
Mortality table			RV-2004	RV-2004	n/a	RV-2004
Annual interest rate			7,7%	7,7%	13,9%	7,7%
Voluntary retirement rotation rate			1,0%	1,0%	n/a	1,0%
Company’s needs rotation rate			0,5%	0,5%	n/a	0,5%
Salary increase			3,7%	3,7%	8,0%	3,7%
Estimated retirement age for	Officers		60	60	60	60
	Other	Male	60	60	60	60
		Female	60	60	60	60

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) in 1 percent in the discount rate:

Sensitivity Analysis	As of December 31,
	2010	2009
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	(1,280,121)	(1,229,575)
1% decrease in the Discount Rate (Loss)	1,497,811	1,446,067

Staff Expense

The amounts recorded in the consolidated statement of income for the years ended as of December 31, 2010, 2009 and 2008, were as follows:

Staff Expense	For the years ended December 31,
	2010	2009	2008
	ThCh$	ThCh$	ThCh$
Salaries	72,614,896	68,576,822	62,051,130
Employees’ short-term benefits	10,447,030	9,439,549	8,946,833
Employments termination benefits	3,670,595	3,932,718	4,437,893
Other staff expense	13,141,922	11,575,454	10,206,390
Total	99,874,443	93,524,543	85,642,246

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Note 31 Non-controlling Interests

As of December 31, 2010 and 2009, the detail of Non-controlling Interests is the following:

Equity	As of December 31,
	2010	2009
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	93,126,378	91,812,160
Aguas CCU-Nestlé Chile S.A.	9,205,225	9,443,645
Compañía Pisquera de Chile S.A.	4,269,100	3,862,106
Compañía Cervecerías Unidas Argentina S.A.	-	3,504,707
Compañía Cervecera Kunstmann S.A.	2,489,111	2,102,190
Otros	329,254	252,164
Total	109,419,068	110,976,972

Result	For the years ended December 31,
	2010	2009	2008
	ThCh$	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	3,828,056	5,245,563	2,203,890
Aguas CCU-Nestlé Chile S.A.	3,233,336	6,091,256	1,264,635
Compañía Pisquera de Chile S.A.	918,065	961,369	649,686
Compañía Cervecerías Unidas Argentina S.A.	420,387	398,695	227,457
Compañía Cervecera Kunstmann S.A.	769,924	555,671	448,711
Others	67,387	75,141	95,219
Total	9,237,155	13,327,695	4,889,598

Note 32 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of December 31, 2010 and 2009, the Company’s capital shows a balance of ThCh$ 215,540,419, consisting of a total 318,502,872 shares without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares, without any preemptive rights. Such common shares are registered for trading at the Santiago and Chile Stock Exchanges, and at the New York Stock Exchange /NYSE), evidenced by ADS (“American Depositary Shares”), with an equivalence of five shares per ADS.

The Company has not issued any shares or convertible instruments during the period, thus changing the number of outstanding shares as of December 31, 2010 and 2009.

Capital Management

The main purpose, when managing shareholders’ capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholders’ return.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Consolidated Statement of Comprehensive Income

As of December 31, 2008, 2009 and 2010, the detail of the comprehensive income and expense of the term is as follows:

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge	5.156.120	-876.541	4.279.579
Conversion differences of subsidiaries abroad	16.866.352	-	16.866.352
Total comprehensive income as of December 31, 2008	22.022.472	(876.541)	21.145.931

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge	(6.507.854)	1.106.335	(5.401.519)
Conversion differences of subsidiaries abroad	(34.738.644)	-	(34.738.644)
Total comprehensive income as of December 31, 2009	(41.246.498)	1.106.335	(40.140.163)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge	(429.445)	79.447	(349.998)
Conversion differences of subsidiaries abroad	(11.900.089)	-	(11.900.089)
Total comprehensive income as of December 31, 2010	(12.329.534)	79.447	(12.250.087)

Income per share

The basic income per share is calculated as the ratio between the net income (loss) of the term corresponding to shares holders and the weighted average number of valid outstanding shares during such term.

As of December 31, 2010, 2009 and 2008, the information used for the calculation of the income as per each basic and diluted share is as follows:

Income per share	For the years ended December 31,
	2010	2009	2008
Equity holders of the controlling company (ThCh$)	110,699,515	128,037,473	90,413,642
Weighted average number of shares	318,502,872	318,502,872	318,502,872
Basic and diluted income per share (in Chilean peso)	347.56	402.00	283.87
Equity holders of the controlling company (ThCh$)	110,699,515	128,037,473	90,413,642
Weighted average number of shares	318,502,872	318,502,872	318,502,872
Basic and diluted income per share (in Chilean peso)	347.56	402.00	283.87

As of December 31, 2010 and 2009, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net Income

Regarding Circular No 1945 from the SVS on November 4, 2009, the Board of Directors agreed that the net distributable profit for the year 2010 will be that reflected in the financial statements attributable to equity holders of the parents,  without adjusting it. The above agreement remains in effect for the year ended December 31, 2010.

Dividends

The Company’s dividend policy consists in annually distributing at least 50% of the net distributable profit of the year.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

As of December 31, 2010 and 2009, the Company has distributed the following dividends, either interim or final:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share	Related to FY
234	01-11-2008	Interim	47	2007
235	04-28-2008	Final	102	2007
236	01-09-2009	Interim	47	2008
237	04-28-2009	Final	109	2008
238	01-08-2010	Interim	60	2009
239	04-28-2010	Final	141	2009

Other Reserves

The reserves that are a part of the Company’s equity are as follows:

Currency Translation Reserves: This reserve is mainly originated by the translation of foreign subsidiaries’ financial statements which functional currency is different from the consolidated financial statements presentation currency. As of December 31, 2010, it amounts to a negative reserve of ThCh$ 27,171,910 (ThCh$ 16,172,158 in 2009).

Hedge reserve: This reserve is originated by the hedge accounting application of financial liabilities used as such. The reserve is reversed at the end of the agreement’s extraction, or when the operation ceases qualifying as hedge accounting, whichever is first. The reserve effects are transferred to income. As of December 31, 2010, it amounts to a positive reserve of ThCh$ 612,146 (ThCh$ 962,144 in 2009), net of deferred taxes.

Other reserves: As of December 31, 2010 and 2009, the amount is a negative reserve of ThCh$ 10,559,464 and
ThCh$ 9,984,436, respectively. Such reserves relate mainly to the following concepts:

-              Adjustment due to re-assessment of fixed assets carried out in 1979.

-              Price level restatement of paid-up capital registered as of December 31, 2008, according to Circular Letter Nª456 by the SVS.

-              Difference in purchase of shares of CCU Argentina SA (Note 1).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Note 33 Effects of changes in exchange rate currency

Current assets are openings in the following currencies:

CURRENT ASSETS	As of December 31,
	2010	2009
	ThCh$	ThCh$
Current assets
Cash and cash equivalent	151,614,300	137,353,669
USD	375,880	273,173
$ARG	6,736,375	1,912,042
Euros	1,361,211	313,236
Others currencys	23,812	76,904
CLP	143,117,022	134,778,314
Other financial assets	2,328,952	2,078,192
USD	556,771	790,820
Euros	347,900	348,994
Others currencys	64,113	172,174
CLP	1,360,168	766,204
Other non-financial assets	9,489,913	10,239,643
$ARG	1,628,652	1,285,370
CLP	7,861,261	8,954,273
Accounts receivable - trade and other receivable	153,013,546	134,377,777
USD	10,176,007	13,433,986
$ARG	19,717,707	14,977,301
Euros	5,770,656	6,248,625
Others currencys	2,696,333	3,025,090
CLP	114,652,843	96,692,775
Accounts receivable from related companies	6,833,634	7,214,838
USD	1,082,515	1,761,701
$ARG	2,643	-
Euros	274,825	435,469
CLP	5,473,651	5,017,668
Inventories	108,353,258	108,069,635
USD	670,307	2,784,926
$ARG	13,674,539	11,386,899
Euros	12,551	2,295
CLP	93,995,861	93,895,515
Tax receivables	14,150,987	9,053,034
$ARG	1,368,272	1,737,544
CLP	12,782,715	7,315,490
Non-current assets held for sale	497,324	-
CLP	497,324	-
Total current assets	446,281,914	408,386,788

USD	12,861,480	19,044,606
$ARG	43,128,188	31,299,156
Euros	7,767,143	7,348,619
Others currencys	2,784,258	3,274,168
CLP	379,740,845	347,420,239
Total current assets by currency	446,281,914	408,386,788

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Non-Current assets are openings in the following currencies:

NON-CURRENT ASSETS	As of December 31,
	2010	2009
	ThCh$	ThCh$
Non-current assets
Other financial assets	15,813	14,012
CLP	15,813	14,012
Other non-financial assets	8,826,744	2,643,639
$ARG	7,358,245	825,964
CLP	1,468,499	1,817,675
Accounts receivable from related companies	444,685	273,475
CLP	444,685	273,475
Investments accounted for using the equity method	42,596,043	43,284,760
$ARG	88,351	83,391
CLP	42,507,692	43,201,369
Intangible assets different than goodwill	34,982,221	33,305,451
$ARG	9,956,597	11,002,654
CLP	25,025,624	22,302,797
Goodwill	67,761,406	70,170,118
$ARG	18,014,714	20,423,428
CLP	49,746,692	49,746,690
Property, plant and equipment (net)	508,162,219	490,251,310
$ARG	51,271,143	53,519,947
CLP	456,891,076	436,731,363
Biological assets	16,668,630	16,900,635
$ARG	734,711	886,913
CLP	15,933,919	16,013,722
Investment property	7,403,275	15,291,308
$ARG	3,441,572	3,335,799
CLP	3,961,703	11,955,509
Deferred tax assets	18,546,061	23,194,384
$ARG	1,561,954	1,432,348
CLP	16,984,107	21,762,036
Total non-current assets	705,407,097	695,329,092
Total assets	1,151,689,011	1,103,715,880

$ARG	92,427,287	91,510,444
CLP	612,979,810	603,818,648
Total non-current assets by currency	705,407,097	695,329,092

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Current liabilities are openings in the following currencies:

CURRENT LIABILITIES	As of December 31, 2010		As of December 31, 2009
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities	5,175,949	7,645,906	6,918,509	14,132,631
USD	2,393,251	578,875	2,907,391	1,285,719
$ARG	-	3,807,827	418,258	-
Euros	145,922	-	156,413	33,819
Others currencys	259	-	27,658	-
CLP	224,333	-	222,369	222,650
U.F.	2,412,184	3,259,204	3,186,420	12,590,443
Account payable - trade and other payable	134,435,972	955,651	125,513,294	701,721
USD	4,982,099	896,627	4,851,991	352,767
$ARG	22,184,153	-	16,517,420	-
Euros	2,646,568	-	4,591,549	-
CLP	104,623,152	59,024	99,552,334	348,954
Accounts payable to related companies	7,428,103	-	4,263,311	-
USD	132,173	-	154,855	-
$ARG	971,839	-	781,328	-
Euros	1,839,262	-	1,032,542	-
CLP	4,484,829	-	2,294,586	-
Other short-term provisons	992,811	-	29,850	-
$ARG	470,898	-	-	-
CLP	521,913	-	29,850	-
Tax liabilities	-	8,290,713	-	9,401,517
$ARG	-	4,604,633	-	3,844,622
CLP	-	3,686,080	-	5,556,895
Employee benefits provisions	-	11,069,052	-	11,682,173
$ARG	-	2,290,488	-	2,239,263
CLP	-	8,778,564	-	9,442,910
Other non-financial liabilities	60,963,923	-	73,492,186	-
$ARG	35,699	-	5,269	-
CLP	60,928,224	-	73,486,917	-
Total current liabilities	208,996,758	27,961,322	210,217,150	35,918,042

USD	7,507,523	1,475,502	7,914,237	1,638,486
$ARG	23,662,589	10,702,948	17,722,275	6,083,885
Euros	4,631,752	-	5,780,504	33,819
Others currencys	259	-	27,658	-
CLP	170,782,451	12,523,668	175,586,056	15,571,409
U.F.	2,412,184	3,259,204	3,186,420	12,590,443
Total current liabilities by currency	208,996,758	27,961,322	210,217,150	35,918,042

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Non-Current liabilities are openings in the following currencies:

NON-CURRENT LIABILITIES	As of December 31, 2010			As of December 31, 2009
	More than 1 year until 3 years	More than 3 year untl 5 years	More than 5 years	More than 1 year until 3 years	More than 3 year untl 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities	56.874.325	71.737.770	91.533.072	47.816.094	71.517.579	92.505.428
USD	38.945.422	-	-	37.778.950	1.140.975	-
CLP	9.961.114	-	-	-	-	-
U.F.	7.967.789	71.737.770	91.533.072	10.037.144	70.376.604	92.505.428
Accounts payable to related companies	620.868	-	-	610.093	-	-
CLP	620.868	-	-	610.093	-	-
Other long term provisions	992.811	125.478	10.021.602	-	951.812	9.704.826
$ARG	-	125.478	-	-	-	335.644
CLP	992.811	-	10.021.602	-	951.812	9.369.182
Deferred tax liabilities	15.563.890	4.484.989	33.405.136	17.456.635	7.780.701	24.630.201
$ARG	910.331	412.564	4.370.977	703.477	468.985	3.938.460
CLP	14.653.559	4.072.425	29.034.159	16.753.158	7.311.716	20.691.741
Employee benefits provisons	-	-	14.297.403	-	-	11.400.802
$ARG	-	-	852.584	-	-	640.814
CLP	-	-	13.444.819	-	-	10.759.988
Total non-current liabilities	74.051.894	76.348.237	149.257.213	65.882.822	80.250.092	138.241.257

USD	38.945.422	-	-	37.778.950	1.140.975	-
$ARG	910.331	538.042	5.223.561	703.477	468.985	4.914.918
CLP	26.228.352	4.072.425	52.500.580	17.363.251	8.263.528	40.820.911
U.F.	7.967.789	71.737.770	91.533.072	10.037.144	70.376.604	92.505.428
Total non-current liabilities by currency	74.051.894	76.348.237	149.257.213	65.882.822	80.250.092	138.241.257

Note 34 Contingencies and Commitments

Operating lease agreements

The total amount of the Company’s obligations to third parties relating to lease agreements that may not be terminated was as follows:

Lease Agreements not to be terminated	As of December 31, 2010
ThCh$
Within 1 year	40,918,759
Between 1 and 5 years	49,320,612
Over 5 years	31,203,573
Total	121,442,944

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of December 31, 2010 was as follows:

Purchase and supply agreements	Purchase and supply agreements ThCh$	Purchase and contract related to wine and grape ThCh$
Within 1 year	51,969,609	2,159,657
Between 1 and 5 years	76,876,820	5,525,402
Over 5 years	49,117,836	2,366,269
Total	177,964,265	10,051,328

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Capital investment commitments

As of December 31, 2010, the Company had capital investment commitments related to Property, plant and equipment and software for an approximate amount of ThCh$ 82,395,572 (ThCh$ 47,992,519 in 2009).

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries, including all those presenting at least a minimum occurrence likelihood, and which committed amounts are higher than ThCh$ 25,000. Those with undetermined committed amounts have also been considered.

Proceedings and claim

Company	Court	Number	Field	Step Procedure	Committed amount

Compañía Cervecerías Unidas S.A. (CCU)	14º Juzgado Civil de Santiago	1293-2005	Annulment claim of damage indemnification for share transfer.	The failure of first and second instance were contrary to the interests of CCU. Pending appeal.	ThCh$ 501.113

Compañía Industrial Cervecera S.A. (CICSA)	First instance in Argentina	192.968/36	Claim for alleged sudden dsitribution agreement termination.	Camera Case appealed by the actor.	US$ 53.000

Compañía Industrial Cervecera S.A. (CICSA)	Second instance in Argentina	661.306/36	Claim for non-compliance of plant sale agreement.	Pendiente liquidación y ejecución de la sentencia parcialmente desfavorable a CICSA.	US$ 198.000

Compañía Industrial Cervecera S.A. (CICSA)			City Council´s Administrative Claim related to publicity and merchandising.	The process is in administration stage, depending on the results, the Company intends to continue arguing in legal instances.	US$ 1.000.000

The Company and its subsidiaries have established provisions to allow for such contingencies for a total ThCh$ 1,220,844 and ThCh$ 2,041,123 as of December 31, 2010 and 2009, respectively.

Guarantees

As of December 31, 2010, the parent company has not granted direct guarantees as part of its common financing operations. Nevertheless, its subsidiary Viña San Pedro Tarapacá S.A. has entered into indirect guarantees as joint guarantors of financing operations by Finca la Celia subsidiary, in the Republic of Argentina.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

A summary of the main terms of the guarantees granted appears below:

 Banco Patagonia, Banco San Juan

The subsidiary Finca la Celia maintains financial debt with local banks in Argentina, guaranteed by VSPT through stand-by letters issued by Banco Estado of Chile, according to the following detail:

Institution	Amount	Due date
Banco Patagonia	USD 750 mil	March 2011
Banco San Juan	USD 750 mil	March 2011

The mentioned stand-by letters were issued by VSPT according to the maturity of the financial debts negotiated with the Argentine banks, and they are within the financing policy framework approved by VSPT Board of Directors on January 29, 2009.

Moreover, VSPT delivered a “Comfort letter” In favour of creditors of Viña Valles de Chile for an amount to UF 169,000 and ThCh$ 3,500,000.

Effects of the earthquake of February 2010

Damages caused by the earthquake of February 27, 2010, are adequately covered as CCU, its subsidiaries and investments accounted for using the equity method have insurance policies that cover All Risk in losses for physical assets destruction or damage to, such as inventories and fixed assets (“Physical Damage”), and business interruption (“BI”) damages. The maximum total indemnity is UF 15.4 million (equivalent to ThCh$ 330,415 million as of December 31, 2010). The insurance policies have a deductible for “Physical Damage” of 2% over the insured value by location, with a limit of
UF 10,000, also by location (equivalent to ThCh$ 215 million) and 10 days for the "BI".

As of December 31, 2010, the Company has recorded in its financial statements under the item "Account receivable - trade and other receivables" an amount of ThCh$ 27,315,436, which includes the following: (i) inventory destroyed, valued at their book value, and additionally, (ii) disposal of assets valued at their book value, and (ii) costs and expenses incurred up to that date, arising from tasks such as asset repairing, asset order setting and cleaning as well as business interruption mitigation activities, all duly covered by the insurance policies described above.

Also, at the same date, the Company has received partial compensation advances from the Insurance Companies for an amount of ThCh$ 21,721,759, which have been recorded in the financial statements reducing the Item "Account receivable - trade and other receivables".

The Company has not recorded the higher net values, in relation to book values, which are expected as part of the compensation, in respect of:

1. "Physical Damage" of the final products inventories, which must be compensated at sales price.

2.  "Physical Damage" oh the fixed assets to write off, which will be compensated at replacement value.

3.  Additionally, the Company has not registered the income related to the "BI” concept.

The three concepts mentioned above have been given the character of contingent assets and they will be recognized in the financial statements net of appropriate deductibles according to the liquidation process progress. Recoverable amounts over the book values are expected to properly cover the value of deductibles.

Finally, the Company has recorded expenses due to higher provisions for bad debts and write-offs of physical assets that are not covered by the insurance policies, which represent, as a whole, a lower profit before tax of ThCh$ 293,835.

At December 31, 2010, the liquidation of the insurance is running its normal course and the Company is waiting for the Liquidator´s final report, and its subsequent ratification by the parties. See Note 36, Subsequent Events, for a discussion of the finalization of the insurance claims process.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

Note 35 Environment

Major Environmental costs accrued as of December 31, 2010, in the Industrial Units of CCU S.A. are distributed as follows:

- IRL Expenses: 45.7%.

These expenses are mainly related to the maintenance and control of the treatment plants of Industrial Liquid Residues (IRL).

- ISR Expenses: 29.7%.

Theses expenses are related to the handling and disposal of Industrial Solid Residues (ISR), including dangerous and recyclable ones.

- Gas Emissions Expenses: 2.6%.

They are related to the calibration and verification of instruments for monitoring and operating the stationary sources of industrial gas emissions.

- Other Environmental Expenses: 21.9%

They are related to the verification and compliance of ISO 22000 Food Safety, ISO 14000 Environmental Management and ISO 18000 OHSAS Security and Health Job, which are in different implementation and/or certification renewal stages in different industrial plants or deposits.

The most relevant investments compromised for the next periods are as follows:

- Improvement of the IRL Treatments Plants in Santiago of CCU Chile, which should be operative in late 2011
(UF 400,000).

- Improvement of the treatment Plant Liquid Industrial Waste (ILW) of CPCH Ovalle, which should enter service in late 2011 (UF 12,280).

- Improvement of the Warehouse of Dangerous Chemicals (spirits) of Distribution Beer Center Santiago, of Transportes CCU S.A. (UF 12,500).

The main disbursements of the period, detailed by projects, are the following:

Company that made the disbursement	Project	Disbursment incurred during the year
		Expenditure	Investment	Committed amount in future periods	Estimated date completion of disbursements
		ThCh$	ThCh$	ThCh$		ThCh$

CCU Chile	Disposal of Industrial Solid, Liquid and other Residues	556,341	5,876,566	2,648,194	12-2011	265,575

Cia Industrial Cervecera S.A.	Disposal of Industrial Solid, Liquid and other Residues	673,956	192,803	-	-	183,109

Cía. Pisquera de Chile Ltda	Disposal of Industrial Solid, Liquid and other Residues	193,275	534,864	292,877	12-2011	346,131

Transportes CCU Ltda	Disposal of Industrial Solid, Liquid and other Residues	140,960	268,610	-	-	131,345

VSPT	Disposal of Industrial Solid, Liquid and other Residues	290,381	168,285	161,844	12-2011	156,000

Note 36 Subsequent Events

A.    The Consolidated Financial Statements of CCU S.A. has been approved on June 6, 2011.

B.    Earthquake insurance compensation

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2010

        As reported in these financial statements under Note 34, as of December 31, 2010 the insurance claim process related to the damages caused by the earthquake of February 27, 2010, was still ongoing. The final liquidator´s report and its subsequent ratification by the parties were pending.

        As of December 31, 2010, the recovery of ThCh$27,315,436 related to the recorded book value of assets damaged and expenses incurred was considered to be virtually certain under IAS37 by the Company.  The recovery amount recorded equalled the carrying value of the damaged assets and expenses recorded and was comprised by the following items:

                                                                              ThCh$

-          Inventory:                          10,301,064

-          Other expenses:                9,629,541

-          PP&E:                                  7,384,831

Of this amount, ThCh$ 21,721,759 was received in cash from the insurance company at December 31, 2010 and reflected in cash flow from operating activities. Additionally, ThCh$ 5,593,677 was recorded as an account receivable based on a confirmation from the insurance company.

        At March 31, 2011, the aforementioned insurance claim process was completed and a total amount of
ThCh$ 43,478,461 was recognized in the final settlement and all outstanding receivables have been collected to date.  As a result of it, a net positive effect of ThCh$ 12,683,100 was recorded in the income statement during the three months ended March 31, 2011. This result, which is a non recurring one includes compensation for the following:

1.     ThCh$ 7,875,474 as compensation for a)  the excess of net selling price over the cost basis for finished goods destroyed in the earthquake, and  b) business interruption.

        2.     ThCh$ 4,807,626 as compensation for the excess of the replacement value over the cost basis for machinery and equipment.

C.    On April 6, 2011, the Company made an additional purchase of stock rights of 14.272% of Doña Aída S.A. and 14.2667% of Don Enrique Pedro S.A., through its subsidiary Compañía Industrial Cervecera S.A. (CICSA), for a total value of US$ 2,667,000 (equivalent to ThCh$ 1,278,000). As a consequence, CICSA became the owner of 85.728% and 85.734%, respectively, of the before mentioned subsidiaries.

D.    Dividends

        D.1.      On April 15, 2011, the subsidiary Viña San Pedro Tarapacá S.A., in the General Shareholders Meeting agreed to pay the final Dividend No. 15 for a total amount of ThCh$ 10,000,018 corresponding to $ 0.25019 per share. This dividend includes an eventual final dividend of ThCh$ 6,171,516 in addition to the dividends paid by policy.

        D.2.      On April 15, 2011, the General Shareholders Meeting agreed to pay the final Dividend No. 241, amounting
ThCh$ 36,876,591 corresponding to $ 115.78103 per share.

E.    There are no others subsequent events between the closing date and the filing date of these Financial Statements that could significantly affect their interpretation.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Compañía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Patricio Jottar

Chief Executive Officer

Date: June 06, 2011