Form 20-F/A
period 2010-12-31
UNITED BREWERIES CO INC
filed 2011-06-10
CIK 888746

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

YES          NO     X

EXPLANATORY NOTE

This Amendment No. 1 to our annual report on Form 20-F that was originally filed on June 8, 2011 (the “2010 Form 20-F”), is being filed solely for the purpose of amending Item 19 to add the following exhibits inadvertently omitted from the original filing:

Exhibit	Exhibit Name
12.1	Certification of Chief Executive Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

This Amendment No. 1 speaks as of the initial filing date of the 2010 Form 20-F. Other than as set forth above with respect to Item 19, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2010 Form 20-F or reflect any events that have occurred after the initial filing date of the 2010 Form 20-F.

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

Signatures

              The registrant hereby certifies that it meets all of the requirements for filing on Form 20F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Compañía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Patricio Jottar

Chief Executive Officer

Date: June 09, 2011