Form 20-F
period 2011-12-31
UNITED BREWERIES CO INC
filed 2012-04-30
CIK 888746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

X   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended                         December 31, 2011

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

YES          NO     X

Introduction

In this annual report on Form 20-F, all references to “we” “us” or “CCU” are to Compañía Cervecerías Unidas S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries.  Chile is divided into regions, each of which is known by its roman number (e.g. “Region XI”).  Our fiscal year ends on December 31st. The expression ‘’last three years’’ means the years 2009, 2010 and 2011. Unless otherwise specified, all references to “U.S. dollars” “dollars” “USD” or “US$” are to United States dollars, and references to “Chilean pesos” “pesos”  “Ch$” or “CLP” are to Chilean pesos.  We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These are the Company’s second annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB and IFRS 1 “First Time Adoption of International Financial Reporting Standards.” Until and including our financial statements for the year ended December 31, 2008, we prepared our consolidated financial statements in accordance with Chilean generally accepted accounting principles (“Chilean GAAP”), which differs in certain important respects from IFRS. Following the Company’s adoption of IFRS, as issued by the IASB, we are no longer required to reconcile our financial statements prepared in accordance with IFRS to US GAAP. See the notes to our consolidated financial statements included in pages F-1 through F-92 of this annual report.  We use the metric system of weights and measures in calculating our operating and other data.  The United States equivalent units of the most common metric units used by us are as shown below:

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

This annual report contains various estimates made by us of market share data and related sales volume information.  These estimates are based on statistics published or made available by A.C. Nielsen Chile S.A. (“Nielsen”) in the case of beer, soft drinks, water, wine, rum  and pisco sales in Chile and beer in Argentina; the Asociación de Cerveceros de Chile (“Acechi”) in the case of beer sales in Chile for years prior to 2010; Inversiones Marco Polo Ltda. (“BBS”) in the case of imports in Chile; the Cámara de la Industria Cervecera Argentina (Argentine Beer Industry Chamber, or “CICA”) in the case of beer sales in Argentina for years prior to 2010; the Asociación Nacional de Bebidas Refrescantes (National Association of Soft Drinks, or “ANBER”) in the case of soft drinks and water; competitors public information in the case of wine sales in Chile; and the Asociación de Viñas de Chile, A.G. (Wineries of Chile Association) in the case of Chilean wine exports.  We believe that, due to the methodologies used, the statistics provided by these sources in some cases do not accurately reflect our market share or industry sales volumes.  For example, the Nielsen sampling frame includes only the metropolitan areas of Chile and not the rural areas of the country, where we believe our beer and pisco market share is higher than in the metropolitan areas, due to our distribution system.  Likewise, the sales of one of our Argentine competitors are not reflected in CICA’s statistics because this company is not a member of CICA.  Similarly, data regarding the size of the Chilean soft drink and mineral water markets and market shares does not coincide with publicly available information of our sales volume and our competitors.  As a consequence, we have revised the share estimates from the sources identified above for Chilean and Argentine beer sales, pisco, rum, soft drink and mineral water sales to reflect what we believe is a more accurate measure of market shares, taking into account:

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

These forward-looking statements are identified by the use of terms and phrases such as “anticipate;” “believes;” “could;” “expects;” “intends;” “may;” “plans;” “predicts;” “projects;” “will” and similar terms and phrases.  We caution you that actual results could differ materially from those expected by us, depending on the outcome of certain factors, including, without limitation:

•         our success in implementing our investment and capital expenditure program;

•         the nature and extent of future competition in our principal marketing areas;

•         the nature and extent of a global financial disruption and its consequences;

•         political and economic developments in Chile, Argentina and other countries where we currently conduct business or may conduct business in the future, including other Latin American countries; and

•         other factors discussed under “Risk factors” “Our business” and “Management’s discussion and analysis of financial condition and results of operations.”

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

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

Selected Financial Data

The following table presents selected consolidated financial data as of December 31, for each of the last four years which has been derived from our consolidated financial statements prepared in accordance with IFRS and included elsewhere in this annual report. The financial data set forth below should be read in conjunction with the consolidated financial statements and related notes and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year ended December 31,
IFRS	2008	2009	2010	2011
		(million of CLP) (1)
1. Income Statement Data:
Net sales	710,189	776,544	838,258	969,551
EBIT	123,990	137,382	162,049	190,760
Net financing expenses	-4,797	-10,367	-8,288	7,334
Results of indexed units	-15,626	4,190	-5,080	6,734
Other gains/(losses)	1,563	21,925	-655	-3,010
Income tax	-10,524	-11,724	-27,656	44,890

Net profit for the year:	95,303	141,365	119,937	134,802
Attributable to:
Equity holders of the Parent Company	90,414	128,037	110,700	122,752
Non controlling interest	4,890	13,328	9,237	12,051

Basic and Diluted Income per share	283.87	402.00	347.56	385.4
Basic and Diluted Income per ADS (2)	1,419.36	2,009.98	1,737.81	1,927.00
Dividend per share (3)	155.66	201.00	173.78	192.7
Dividend per ADS in US$ (3)	1.29	1.96	1.83	1.95
Weighed average shares outstanding (000)	318,503	318,503	318,503	318,503

		Year ended December 31,
	IFRS	2008	2009	2010	2011
		(millions of CLP ) (1)
	2. Balance Sheet Data:
	Total assets	1,081,703	1,103,716	1,151,689	1,289,491
	Total non-current liabilities	235,954	284,374	299,657	262,935
	Total debt (4)	246,037	229,528	225,308	242,142
	Capital stock	231,020	231,020	231,020	231,020
	Equity attributable to equity holders of the parent company	443,865	462,230	505,655	568,976
	Total shareholders' equity	547,962	573,207	615,074	684,786
	3. Other Data
	Sales volume (in millions of liters):
	Beer (Chile)	516.8	507.2	514.8	538.6
	Beer (Argentina) (5)	363.6	391.6	414.2	434.5
	Non-alcoholic beverages (6)	577.7	600.0	659.1	699.1
	Wine (7)	91.8	110.2	120.5	121.2
	Spirits	21.1	19.9	21.2	22.8
_________
(1)	Except shares outstanding, net earnings per share and per ADS and sales volume.
(2)	Per ADS amounts are determined by multiplying per share amounts by 5, as one ADS is equal to 5 shares of Common Stock.
(3)	Dividends per share are expressed in Chilean pesos as of payment dates. Dividends per ADS are expressed in U.S. dollars at the conversion rate in effect on the date on which payment is made.
(4)	Includes short-term and long-term financial debt (bank loans, bonds and financial leasing).
(5)	Excludes sales of cider and spirits in Argentina.
(6)	Includes sales of soft drinks, nectars, mineral and purified water, isotonic and energy drinks, and ice tea in Chile.
(7)	Includes sales of wine in Chile and Argentina. Excludes bulk wine sales.

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

In order to keep fluctuations in the average exchange rate within certain limits, the Central Bank of Chile has in the past intervened by buying or selling foreign currency on the formal exchange market.  In September 1999, the Central Bank of Chile decided to limit its formal commitment to intervene and decided to exercise it only under extraordinary circumstances, which are to be announced in advance.  The Central Bank of Chile also committed itself to provide periodic information about the levels of its international reserves.

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

Purchases and sales of foreign exchange effected outside the formal exchange market are carried out in the Mercado Cambiario Informal (the informal exchange market).  The informal exchange market reflects the supply and demand for foreign currency.  There are no limits imposed on the extent to which the rate of exchange in the informal exchange market can fluctuate above or below the observed exchange rate. On March 31, 2012, the average exchange rate in the informal exchange market was CLP487.50 per U.S. dollar and the U.S. dollar observed exchange rate was CLP485.76 per U.S. dollar, which is explained by the current excess of foreign currency.

The following table sets forth the low, high, average and period-end observed exchange rates for U.S. dollars for each of the indicated periods starting in 2007 as reported by the Central Bank of Chile.  The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

	Daily Observed Exchange Rate (1)
	(CLP per USD)
	Low (2)	High (2)	Average (3)	Period-end(4)
2007	493.14	548.67	522.55	496.89
2008	431.22	676.75	522.35	636.45
2009	491.09	643.87	559.15	507.10
2010	468.01	549.17	510.22	468.01
2011	455.91	533.74	483.74	519.20
October 2011	490.29	533.74	510.09	490.29
November 2011	494.08	526.83	509.73	517.37
December 2011	508.67	522.62	517.26	519.20
January 2012	485.35	518.20	499.96	488.75
February 2012	475.29	487.73	480.89	476.27
March 2012	480.62	491.57	485.90	487.44

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

We are predominantly engaged in business in Chile and 68.2% of our sales revenues in 2011 were generated from our Chilean operations, 23.8% came from operations in Argentina and 8.0% from exports out of Chile.  Thus, our results of operations and financial condition are dependent to a large extent on the overall level of economic activity in Chile.  The Chilean economy has experienced an average annual growth of 3.8% between 2007 and 2011, and  6.0% in 2011. In the past, slower economic growth in Chile has slowed down the rate of consumption of our products and adversely affected our profitability.  Chile’s recent economic performance was affected in 2009 by the disruption in the global financial markets and in 2010 by an earthquake, and therefore the growth rate of the 2007-2011 period is not necessarily indicative of future performance.

Furthermore, Chile, as an emerging market economy, is more exposed to unfavorable conditions in the international markets which can possibly have a negative impact in the demand of our products as well as products of third parties with whom we conduct business. On August 5, 2011, Standard & Poor’s Ratings Group, Inc., or Standard & Poor’s, lowered its long term sovereign credit rating on the United States from AAA to AA+. In addition, significant concerns regarding the sovereign debt of numerous other countries have developed recently and required some of these countries to seek emergency financing. The downgrade of the U.S. credit rating and the ongoing European debt crisis have contributed to the instability in global financial markets. The sovereign debt crisis could adversely impact the financial health of the global banking system and lower consumer confidence, which could impact global financial markets and economic conditions in the United States and throughout the world. As a result, any combination of lower consumer confidence, disrupted global capital markets and/or reduced international economic conditions could have a negative impact on the Chilean economy and consequently on our business. VSPT, one of CCU’s affiliate, in 2011 exported 20.9% of its wine volume to Europe and 18.1% of Net sales were in euro currency. Therefore, the recent economic crisis in Europe may negatively affect our wine exports, which could have an adverse effect on our results.

The relative liquidity and volatility of Chilean securities markets may increase the price volatility of our ADSs and adversely impact a holder’s ability to sell any shares of our common stock withdrawn from our ADR facility.

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.  For example, the Santiago Stock Exchange, which is Chile’s principal stock exchange, had a market capitalization of approximately US$270.4 billion as of December 31, 2011, while The New York Stock Exchange (“NYSE”) had a market capitalization of approximately US$11.8 trillion and the NASDAQ National Market (“NASDAQ”) had a capitalization of approximately US$3.8 trillion as of the same date. In addition, the Chilean securities markets can be materially affected by developments in other emerging markets, particularly other countries in Latin America.

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

The Chilean government’s economic policies and any future changes in the value of the Chilean peso relative to the U.S. dollar could adversely affect the dollar value of and the return on any investment in our ADSs.  The Chilean peso has been subject to large nominal devaluations and appreciations in the past and may be subject to significant fluctuations in the future.  For example, in the period from December 31, 2010 to December 31, 2011, the daily average value of the Chilean peso relative to the U.S. dollar increased by 5.2% in nominal terms, whereas the year end value decreased by 10.9%  based on the observed exchange rate for U.S. dollars on those dates. See “Item 3: Key Information-Selected Financial Data-Exchange Rates.”

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

Although the securities laws of Chile which govern open stock corporations and publicly listed companies such as us, have as a principal objective promoting disclosure of all material corporate information to the public, Chilean disclosure requirements differ from those in the United States in certain important respects. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, the Chilean securities market is not as highly regulated and supervised as the U.S. securities market. We have been subject to the periodic reporting requirements of the Exchange Act since our initial public offering of ADSs in September 1992.

RISKS RELATING TO ARGENTINA

We have significant operations in Argentina and economic conditions there have adversely affected our results of operations and may do so in the future.

In addition to our operations in Chile, we maintain substantial assets in Argentina and derive significant revenue from our operations in Argentina. In 2011, we derived CLP230,418 million, or 23.8%, of our revenues from our Argentinean operations, and, as of December 31, 2011, CLP182,005 million, or 14.2%, of our assets were located in Argentina. Because demand for soft drinks and beverage products usually is correlated to economic conditions prevailing in the local market, which in turn is dependent on the macroeconomic condition of the country, the financial condition and results of operations of our operations in Argentina are, to a considerable extent, dependent upon political and economic conditions prevailing in Argentina. From 1999 through 2002, Argentina suffered a prolonged recession, which culminated in an economic crisis.  Although the economic situation in Argentina has improved since the 2002 Argentine financial crisis, we cannot assure you that economic conditions in Argentina will continue improving or that our business will not be materially affected if Argentine economic conditions were to deteriorate. See “Item 5: Operating and Financial Review and Prospects – Trend Information.”

The Argentine peso is subject to volatility which could adversely affect our results.

A devaluation of the Argentine peso may adversely affect our EBIT, as our revenues from our Argentine operations are impacted by the devaluation of the Argentine peso.  In spite of the appreciation of the Argentine peso against the U.S. dollar in recent years, we cannot predict when it will be corrected and whether the Argentine economy will continue to recover or will face a recession, or what effect such a recession would have on our operations in Argentina. In 2009, the Company first reported its financial statements under IFRS, using the Argentine peso as the functional currency for our Argentine subsidiaries. They are calculated in said currency and translated into Chilean pesos for consolidation purposes.

Argentina’s legal regime and economy are susceptible to changes that could adversely affect our Argentinean operations.

The measures taken by the Argentine government to address the Argentine economic crisis of 2002, severely affected the Argentine financial system’s stability and have had a materially negative impact on its reputation. For example, On April 16, 2011, the Argentine government announced its intention to expropriate YPF, S.A. (“YPF”), the largest oil and gas company in Argentina, which is controlled by Repsol YPF, S.A., a Spanish integrated oil and gas company. The Argentine government submitted a bill to Congress to approve the expropriation of 51% of YPF’s capital stock. The nationalized capital stock would be distributed as follows: 49% to certain Argentine provinces and the reprincipaling 51% to the national government. Recently, Argentina has been increasing restrictions on foreign exchange transactions. If Argentina were to experience a new fiscal and economic crisis, the Argentine government could implement economic and political measures, which could adversely impact our business. The unpredictability, timing and scope of possible measures enacted by the Argentine government, including expropriations, higher taxes and exchange control measures, could adversely affect our Argentinean operations and our future results of operations.

Since January 2006, the Argentine government has adopted different methods to directly and indirectly regulate the prices of various consumer goods, including bottled beer, in an effort to slow inflation. Additionally, the present measures taken by the Argentine government to control the Trade Balance and the foreign exchange rate, have negatively impacted the free import of goods and the profit repatriation process. For example, a new Argentine procedure in place since 2011 with respect to imports, mandates that a company can import goods only if it can demonstrate a flow of exports to balance trading, may affect our Argentine operations as we regularly import raw materials and finished products into Argentina. We cannot assure you that these and other measures enacted by the Argentine government will not have an adverse effect on our Argentine operations.

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

As of March 31, 2012, Inversiones y Rentas S.A. (“IRSA”) a Chilean closed corporation, directly and indirectly owned 66.1% of our shares of common stock.  Accordingly, IRSA has the power to control the election of most members of our board of directors and its interests may differ from those of the holders of our ADSs.  IRSA also has a significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and going-private transactions.  In addition, actions by IRSA with respect to the disposition of the shares of common stock that it owns, or the perception that such actions may occur, may adversely affect the trading prices of our ADSs or common stock.

Competition in the Chilean beer market may erode our market share and lower our profitability.

In 2011, our market share of the Chilean beer market by volume was approximately 80.2%.  Our largest competitor in the Chilean beer market by volume is Cervecería Chile S.A. (“Cervecería Chile”), a subsidiary of Quilmes Industrial S.A. (“Quilmes”), the largest Argentine brewer and, a subsidiary of Companhia de Bebidas das Américas (“AmBev”) since January 2007. AmBev and Interbrew merged in 2004, creating Inbev N.V./S.A. which merged with Anheuser Busch Cos. Inc. on November 18, 2008, forming Anheuser-Busch InBev (“AB Inbev”). We estimate that Cervecería Chile had a market share by volume in Chile of approximately 14% in 2011. Often, Cervecería Chile has engaged in aggressive price discounting.  If Cervecería Chile were to amplify its aggressive price discounting practice in the future, we cannot assure you, given the current environment, that any such discounting or other competitive activities will not have a material adverse impact on our profitability.

Additionally, if business conditions in the beer market continue to be relatively favorable in Chile, more enterprises may attempt to enter the Chilean beer market, either by producing beer locally or through imports.  We expect that additional competitors could further erode our market share or lead to price discounting.

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

In Argentina, we face competition from Quilmes and from Cervecería Argentina S.A. Isenbeck (“CASA Isenbeck”), a former subsidiary of Warsteiner Brauerei Hans Cramer GmbH & Co. (“Warsteiner”), which was acquired by SABMiller plc on November 24, 2010. We estimate that in 2011 Quilmes had a market share of 74% and CASA Isenbeck had a market share of 3%. We estimate that our market share of the Argentine beer market was 22.9% in 2011.  As a result of its dominant position in Argentina, Quilmes’ large size enables it to benefit from economies of scale in the production and distribution of beer throughout Argentina.  Therefore, we cannot assure you that we will be able to grow or maintain our current market share of the Argentine beer market.

Consolidation in the beer industry may impact our market share.

In January 2007, AmBev assumed control of Quilmes.  Additionally, on March 2004, AmBev and Interbrew announced an agreement to merge, creating the world’s largest brewer under the name InBev. Inbev and Anheuser-Busch merged in November 2008, creating AB Inbev, the world’s global beer leader.  In Chile, Quilmes sells its beer through Cervecería Chile, which had a market share of approximately 14% in 2011, and in Argentina which had a market share of approximately 74% in 2011. As a consequence of the above referenced merger, the brand Budweiser whose production and distribution license contract was granted to Compañía Cervecerías Unidas Argentina S.A. (“CCU Argentina”) until 2025, belongs to our competitor. Cervecera CCU Chile Ltda. (“CCU Chile”) has a distribution contract until 2015 to distribute Budweiser in Chile. We cannot assure you that the contracts will be renewed.

In 2005, SABMiller plc merged with Grupo Empresarial Bavaria, a Colombian brewer with operations in Colombia, Peru, Ecuador and Panama, forming the then second-largest brewer in the world. In November 2010 SABMiller Plc acquired CASA Isenbeck, the third-largest brewer in Argentina.

Consolidation in the beer industry has resulted in larger and more competitive participants, which could change the current market conditions under which we operate.

Restrictions in the gas supply from Argentina have increased our energy costs and higher oil prices have increased our distribution expenses.

Since 2005, the Argentine government has restricted gas exports to Chile due to domestic supply problems   This has increased the cost of operating our beer production plants in Chile and Argentina, as well as our soft drinks plants in Chile.  Additionally, these restrictions have increased electrical power costs related to these same gas restrictions. Because our boilers can work with gas or with alternative fuels, such as diesel oil or butane gas, we do not need additional investments. The Chilean government is presently implementing a strategy to diversify energy supply. The construction in Quintero of the first plant to process imported GNL (liquefied natural gas), which started its operation in August 2009, brought relief to the energy issue.

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

In recent years, the Chilean supermarket industry has gone through a consolidation process, increasing the importance and purchasing power of a few supermarket chains. As a result, we may not be able to obtain favorable prices, which may adversely affect our sales and profitability. The importance of supermarkets is disclosed in each one of our business segments.

Dependence on a single supplier for some important raw materials.

In the case of glass bottles, both in Chile and Argentina, we purchase most of our bottles from a single local supplier.  If we experience disruption with this or other suppliers, we will need to use suppliers outside each country. We cannot assure you that in such a case we will be able to obtain favorable prices or advantageous terms, which may adversely affect us.

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

Our supply, production and logistics chain is crucial for the delivery of our products to consumer centers. An interruption or a significant failure in this chain may negatively affect the Company’s results, if the failure is not quickly resolved.  An interruption could be caused by various factors, such as strikes, riots or other factors which are beyond our control.

If we are unable to protect our information systems against data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

We are increasingly dependent on information technology networks and systems, including the Internet, to process, transmit and store electronic information. In particular, we depend on our information technology infrastructure for digital marketing activities and electronic communications among the Company and our clients, suppliers and also among our subsidiaries. Security breaches of this infrastructure can create system disruptions, shutdowns or unauthorized disclosure of confidential information. If we are unable to prevent such breaches, our operations could be disrupted, or we may suffer financial damage or loss because of lost or misappropriated information.

Possible restrictions on the sale and promotion of alcoholic beverages and other food products in Chile could adversely affect us.

Senators and congressmen from different political parties have submitted to the Chilean congress proposed bills to restrict the consumption, sale and promotion of alcoholic beverages.  The principal modifications proposed in these bills are the incorporation of warnings on product labels of the possible dangers of excessive alcohol consumption on human health, similar to those required in the United States, restrictions on television advertising and a prohibition of alcoholic beverages at sports, cultural or related events.

On March 15, 2012 law 20,580 was enacted by the Chilean congress. This law amended the limit for blood alcohol content while driving reducing the limit from less than 0.5 gr/lt to less than 0.3 gr/lt., which is likely to negatively affect the consumption of alcoholic beverages and consequently our business.

If further proposed bills are passed, or other regulations restricting the sale of non-alcoholic beverages or sweet snacks are enacted, this could affect consumption of our products and, as a consequence, negatively impact our business.

Our production activities depend on our ability to comply with  environmental regulations,  which may become more stringent in the future and negatively affect our profitability.

The regulation of matters relating to the protection of the environment is not as well developed in Chile and Argentina as in the United States and certain other countries. Accordingly, we anticipate that additional laws and regulations will be enacted over time in these countries with respect to environmental matters. If public authorities issue new and stricter standards, or enforce or interpret existing laws and regulations in a more restrictive manner, we may be forced to make expenditures to comply with such new rules, which could result in higher overall production costs and negatively affect our profitability.

Our businesses are taxed with  different duties, particularly with excise taxes on the consumption of alcoholic and non-alcoholic beverages.

The Argentine excise tax is 8.7% for beer and in Chile the excise taxes are 15% for beer and wine, 27% for spirits, and 13% for non-alcoholic beverages. An increase in the rate of these or any other tax could negatively affect our sales and profitability.

Chilean peso fluctuations may affect our profitability.

Because we purchase some of our supplies at prices set in U.S. dollars, and export wine in U.S. dollars, euros and pounds, we are exposed to foreign exchange risks that may adversely affect our financial condition and results of operations.  Therefore, any future changes in the value of the Chilean peso against said currencies would affect the revenues of our wine export business, as well as the cost of several of our raw materials, especially in the beer and soft drink businesses where raw materials are purchased in U.S. dollars. The effect of the exchange rate variation on export revenues would have an inverse effect on the cost of raw materials expressed in Chilean peso terms.

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

Natural disasters, climate changes, terrorism, pandemic, strikes or other catastrophic events could impair our ability to manufacture, distribute or sell our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to manage such events effectively if they occur, could adversely affect our sales volume, cost of raw materials, earnings and financial results. For example, on February 27, 2010, an 8.8 magnitude earthquake struck central Chile, followed by a subsequent tsunami. The earthquake epicenter was located 200 miles southwest of Santiago and 70 miles north of Concepción, Chile’s second largest city. A future earthquake, tsunami or other natural disaster could have a significant effect on our business, results of operations and financial condition. See “Item 5: Operating and Financial Review and Prospects—Overview—Impact of the February 27, 2010 Earthquake and Tsunami.”

If we are unable to maintain the image and quality of our products our financial results may suffer.

The image and quality of our products is essential for the success and growth of the Company. Problems with product quality could tarnish the reputation of our products and may adversely affect the Company’s revenues.

If we are unable to finance our operations we may be adversely affected.

A global liquidity crisis may eventually limit our ability to obtain the cash needed to fulfill our commitments. Sales could also be affected by a global disruption if consumption decreases sharply, placing stress on the Company’s cash position.

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

Equity investments in Chile by persons who are not Chilean residents are generally subject to exchange control regulations that restrict the repatriation of investments and earnings from Chile.  Our ADSs are subject to an ADR foreign investment contract among us, the depositary and the Central Bank of Chile which is intended to grant holders of our ADSs and the depositary access to Chile’s formal exchange market.  See “Item 3: Key Information-Selected Financial Data-Exchange Rates.”  Pursuant to current Chilean law, our ADR foreign investment contract may not be amended unilaterally by the Central Bank of Chile.  However, we cannot assure you that additional Chilean restrictions applicable to holders of our ADSs, the disposition of underlying shares of our common stock or the repatriation of the proceeds from the disposition of the underlying common stock could not be imposed in the future, nor can we assess the duration or impact of the restrictions if imposed.  If for any reason, including changes to our ADR foreign investment contract or Chilean law, the depositary is unable to convert Chilean pesos to U.S. dollars, investors would receive dividends or other distributions in Chilean pesos.  Transferees of shares of our common stock withdrawn from the ADR facility will not be entitled to access the formal exchange market unless the withdrawn shares are redeposited with the depositary.  See “Item 10: Additional Information – Exchange Controls in Chile.”

A holder of our ADSs has the right to force us to purchase its underlying shares of our common stock pursuant to Chilean corporate law upon the occurrence of certain events may be limited.

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

•         the granting of real or personal guarantees to secure third-party obligations exceeding 50% of the corporate assets except when the third party is a subsidiary of the company (in which case approval of the board of directors will suffice);

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

The Ley sobre Sociedades Anónimas N° 18,046 and the Reglamento de Sociedades Anónimas, which we refer to in this document collectively as the “Chilean Corporations Act”, requires us, whenever we issue new shares for cash, to grant preemptive rights to all holders of shares of our common stock, including shares of our common stock represented by ADSs, giving those holders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. We may not be able to offer shares to holders of our ADSs pursuant to preemptive rights granted to our shareholders in connection with any future issuance of shares unless a registration statement under the Securities Act is effective with respect to those rights and shares, or an exemption from the registration requirements of the Securities Act is available.

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

ITEM 4: Information on the Company

History and Development of the Company

Our current legal and commercial name is Compañía Cervecerías Unidas S.A.. We were incorporated in the Republic of Chile in 1902 as an open stock corporation, following the merger of two existing breweries, one of which traces its origins back to 1850, when Mr. Joaquín Plagemann founded one of the first breweries in Chile in the port of Valparaíso.  By 1916, we owned and operated the largest brewing facilities in Chile.  Our operations have also included the production and marketing of soft drinks since the beginning of the last century, the bottling and selling of mineral water products since 1960, the production and marketing of wine since 1994, the production and marketing of beer in Argentina since 1995, the production and marketing of pisco since 2003, the production and marketing of sweet snacks products since 2004 and the production and marketing of rum since 2007.

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

Our principal executive offices are located at Vitacura 2670, Santiago, Chile. Our telephone number in Santiago is (56-2) 427-3000, our fax number is (56-2) 427-3333 and our website is www.ccu.cl. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19715, USA, telephone number (302) 738-6680 and fax number (302) 738-7210.

In 1986, IRSA, our current principal shareholder, acquired its controlling interest in us through purchases of common stock at an auction conducted by a receiver who had assumed control of us following the economic crisis in Chile in the early 80’s, which resulted in our inability to meet our obligations to our creditors.  IRSA, at that time, was a joint venture between Quiñenco S.A. (“Quiñenco”) and the Schörghuber Group from Germany through its wholly owed subsidiary Finance Holding International B.V. (“FHI”) of the Netherlands.

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

Through CCU Argentina, we began our expansion into Argentina by acquiring an interest in two Argentine breweries: 62.7% of the outstanding shares of Compañía Industrial Cervecera S.A. (“CICSA”), was acquired during January and February 1995 and 98.8% of the outstanding shares of Cervecería Santa Fe S.A. (“CSF”), was acquired in September 1995.  In 1997, CCU Argentina increased its interest in CICSA to 97.2% and in CSF to 99.9% through the purchase of minority interests.  In January 1998, we decided to merge these two breweries into one company operating under the name of CICSA.  Following the merger, CCU Argentina’s interest in CICSA was 99.2%.  In April 1998, CCU Argentina completed the purchase of the brands and assets of Cervecería Córdoba for US$8 million.  After subsequent capital increases, the last one in June 2008, our interest in CCU Argentina reached 95.9%, with Anheuser-Busch Incorporated’s (“Anheuser-Busch”) interest at 4.1%.

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

In February 2003, we began the sale of a new product for our beverage portfolio, pisco, under the brand Ruta Norte.  Pisco is a grape spirit very popular in Chile that is produced in the northern part of the country and the southern part of Peru.  Our pisco, at that time, was only produced in the Elqui Valley in Region IV of Chile and it was sold throughout the country by our beer division sales force.  In March 2005, we entered into an association with the second-largest pisco producer at that time, Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. (“Control”).  This new joint venture was named Compañía Pisquera de Chile S.A. (“CPCh”), to which the companies contributed principally with assets, commercial brands and – in the case of Control – also some financial liabilities.  Currently we own 80% of CPCh and Control owns the remaining 20%.

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

In December 2006, we signed a joint venture agreement with Watt’s S.A. (“Watt’s”), a local fruit related company, under which we participate in equal parts in Promarca S.A. (“Promarca”).  This new company owns the brands “Watt’s” “Ice Frut de Watt’s” “Yogu Yogu” and “Shake a Shake” in Chile.  Promarca granted its subsidiaries, for an indefinite period, the exclusive licenses for the production and sale of the different product categories.  Therefore, we now participate in new product categories such as 100% fruit juices and fruit, soy and dairy based beverages.

In May 2007, CPCh entered the rum market with our proprietary brand Sierra Morena and later, in 2008, added new rum brand extensions and introduced various pisco based  cocktails. Its most successful one, Campanario Mango Sour, is now sold in some states in the U.S. market through Wal-mart stores under the name of “Carillon Mango.”

In December 2007, we entered into an agreement with Nestlé Chile S.A. and Nestlé Waters Chile S.A., the latter of which acquired a 20% interest in our subsidiary Aguas CCU-Nestlé Chile S.A. (“Aguas CCU”), the company through which we develop our bottled water business in Chile.  As part of this new association, Aguas CCU introduced in 2008 the Nestlé Pure Life brand in Chile.  Nestlé had a call option to increase its ownership in Aguas CCU by an additional 29.9%, which expired on June 5, 2009. On June 4, 2009 ECUSA received the notification from Nestlé Waters Chile S.A. exercising its irrevocable option to buy 29.9% of Aguas CCU equity, within the scope of the association contract. The completion of the deal represented a profit before taxes for ECUSA of CLP24,439 million. On September 30, 2009 in extraordinary shareholders’ meetings,  Aguas CCU and Nestlé Waters Chile S.A. (“Waters Chile”) approved the merger of Waters Chile and Aguas CCU. The present shareholders of Aguas CCU are ECUSA (50.10%), Nestlé Chile S.A. (49.401%) and Comercializadora de Productos Nestlé S.A. (0.499%).

In April 2008, we bought the Argentine brewer ICSA after receiving the approval of the Argentine antitrust authorities.  ICSA owns, among other assets, the Bieckert, Palermo and Imperial beer brands, which together represented approximately 5.8% of the Argentine beer market, and a brewery in Luján, Buenos Aires, with a nominal production capacity of 270 million liters per year.

In August 2008, Foods bought 50% of Alimentos Nutrabien S.A., a company specializing in muffins and other high quality home-made products. The Nutrabien brand complements our sweet snacks portfolio which includes the Calaf and Natur brands, the latter acquired in 2007. Moreover, with this acquisition we expanded the sweet snacks business from the traditional candy category to the nutritional cereal bars, cookies and muffins categories.

In November 2008, CCU and its affiliate VSP entered into a Merger Agreement with Compañía Chilena de Fósforos and its subsidiaries Terciados y Elaboración de Maderas S.A. and Viña Tarapacá S.A. (“VT”), in order to merge VT into VSP. Under the terms of the Merger Agreement, and prior to its execution, CCU had to acquire 25% of VT’s equity. Once all the legal requirements were fulfilled, the merger by absorption of VT by VSP was completed on December 9, 2008, with an effective date for accounting purposes of October 1, 2008. The affiliate was renamed Viña San pedro Tarapacá S.A. (“VSPT”).

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

In December 2011 the joint venture Viña Valles de Chile S.A. (“VDC”) was split and the Viña Leyda assets remained in VDC. After a shares swap VDC became a 100% directly and indirectly controlled subsidiary of VSPT.

In December 2011 the subsuidiary Compañía Pisquera de Chile S.A. (“CPCh”) signed a licence agreement for the commercialization and distribution in Chile of the pisco brand Bauzá. In addition, CPCh acquired 49% of the licensor company Compañía Pisquera Bauzá S.A., owner of the brand in Chile.

CAPITAL EXPENDITURES

The capital expenditures figures for the last three years shown below reconcile to the Cash Flow as shown in the Consolidated Statements of Cash Flows.

Our capital expenditures for the last three years were CLP57,892 million, CLP64,396 million and CLP77,847 million, respectively, totaling CLP200,135 million, of which CLP74,989million were invested in our beer operations in Chile, CLP32,044 million in our Argentine beer operations, CLP41,573 million in our non-alcoholic beverages operations, CLP16,127 million in our wine operations, CLP3,152 million in our spirits operations and CLP32,249 in other investments, mostly in warehouses and bottle molds, during the years mentioned above.

In recent years, our capital expenditures have been made primarily for the expansion of our production and bottling capacities, distribution chain enhancement, additional returnable bottles and crates, marketing assets (primarily coolers), environmental improvements and updating our management information systems, among others.

During 2009, capital expenditures in our Chile beer division were focused principally on capacity expansion, new packaging and cranes, improvements and new equipment acquisitions and marketing assets.  In Argentina, our capital expenditures were primarily for marketing assets, new packaging and new equipment. Capital expenditures were incurred in our non-alcoholic beverage division mainly for new packaging, marketing assets and new equipment mostly dedicated to the water business.  Regarding our wine operations, the merger with Viña Tarapacá in late 2008 required several equipment optimizations; capacity improvement, new technology on irrigation, new land and new barrels were the principal expenses.  In our spirit business, the completion of the facility in Ovalle, Chile as well as environmental improvements and the equipment for the Mistral Ice Blend new category (flavored alcohol beverage) were the most relevant investments.

In 2010, a third of our capital expenditures were focused on our Chile beer division’s machinery and equipment in order to further increase its production capacity and to enhance the filtering and bottling proceses. In total, including packaging and marketing investments, approximately 45% of capital expenditures were focused on our Chile beer division. Significant amounts of our capital expenditures were also incurred in the non-alcoholic beverage division, representing approximately 24% of the total capital expenditures, principally focused on equipment, packaging and marketing assets. These investments were required to address the [sales] volume increase experienced in 2010. For the same reason, important investments were made in our Argentina beer division’s bottling and packaging, marketing assets and equipment.

During 2011 we dedicated 30% of our capital expenditure to the Chile beer division, with a significant amount invested in environmental enhancement in addition to the necessary investments in packaging and machinery and equipment. Packaging was also the principal item in which CCU invested in the Beer Argentina and Non alcoholic beverage divisions after dedicating the necessary resources to principaltain and increase the production capacity. The resources dedicated to enlarge our warehouses network amounted 10% of the total 2011 capital expenditure.

Our principal capital expenditures for the period 2009-2011 are displayed in the following table. See “Item 5: Operating and Financial Review and Prospects-Liquidity and Capital Resources- Capital Expenditures Commitments” for the period 2012-2015.

Business Unit		2009	2010	2011
		(CLP million)	(CLP million)	(CLP million)
Beer Chile	Machinery and equipment	13,165	19,451	9,795
	Packaging	6,888	5,517	4,265
	Marketing assets	1,254	3,035	1,879
	Others	1,247	927	7566
	Total	22,554	28,930	23,505

Beer Argentina	Machinery and equipment	2,023	3,408	3,247
	Packaging	2,823	3,943	5,739
	Marketing assets	569	1,066	1,619
	Others	3,152	1,066	3,389
	Total	8,567	9,483	13,994

Non-alcoholic	Machinery and equipment	3,380	5,988	4,259
beverages (1)	Packaging	4,694	4,732	5,929
	Marketing assets	3,052	4,402	3,440
	Others	341	225	1131
	Total	11,467	15,347	14,759

Wine	Machinery and equipment	1,126	1,192	3,666
	Facility improvement	430	315	2824
	Packaging (2)	1,405	1,542	1,088
	Others	742	1,067	731
	Total	3,703	4,115	8,309

Spirits	Machinery and equipment	612	178	415
	Facility de-novo/improvement	579	174
	Others	103	476	615
	Total	1,294	828	1030

Other	Casona project	-	-	40
	Warehouses	4,541	2,711	7,882
	Injection and blow molds	3,382	2,982	5,742
	Other	2,384	-	2586
	Total	10,307	5,693	16,250
Total		57,892	64,396	77,847
(1) Soft drinks, nectars, mineral water, purified water, sports beverages and tea
(2) Barrels

Business Overview

Summary

We are mainly a diversified beverage company operating principally in Chile and Argentina. We are the largest brewing group in Chile, the second-largest brewing group in Argentina, the second-largest soft drink producer in Chile (after the largest Coca-Cola bottler in Chile), the largest mineral water and bottled nectar producers in Chile, the second-largest wine producer in Chile, the second-largest wine exporter and the largest pisco producer in Chile. We also participate in the purified water, rum and sweet snacks industries in Chile. Our beer and soft drink products include a wide range of proprietary, licensed and imported brands.

In 2011, we had consolidated net sales of CLP969,551 million broken down by segment as per the following schedule:

Net Sales breakdown

	2009		2010		2011
	(in CLP million)		(in CLP million)		(in CLP million)
Beer Chile	278,170	35.8%	287,981	34.4%	313,017	32.3%
Beer Argentina	137,296	17.7%	156,363	18.7%	198,181	20.4%
Non-Alcoholic	201,512	25.9%	223,476	26.7%	248,509	25.6%
Wine	124,726	16.1%	132,293	15.8%	138,348	14.3%
Spirits	38,830	5.0%	43,218	5.2%	50,936	5.3%
Other/Eliminations	-3,988	-0.5%	-5,072	-0.6%	20,560	2.1%
Total	776,544	100.0%	838,258	100.0%	969,551	100.0%

Beer.   We estimate that our share of the Chilean beer market by volume was approximately 85% in 2009, 83% in 2010 and 80% in 2011.  Our line of beers in Chile includes a full range of super-premium, premium, medium-priced and popular-priced brands of alcoholic and non-alcoholic beer, which are primarily marketed under nine different proprietary brands and four licensed brands. Our flagship brand, Cristal, is Chile’s best selling beer, accounting for an estimated 44.9% of our 2011 beer sales by volume in Chile.  We are the only brewery in Chile with a nationwide production and distribution network. In addition, we are the exclusive producer and distributor in Chile of Heineken beer, the exclusive distributor in Chile of imported Budweiser beer and the exclusive local producer and importer of Paulaner beer.  We also distribute and produce, under license, Austral beer.

We entered the Argentine beer market in 1995 by acquiring two breweries and their brands, CICSA and CSF.  Additionally, in 1998, we bought the brands and assets of Cervecería Córdoba.  Under a joint venture agreement entered into with Anheuser-Busch in 1995, we began importing, selling and distributing Budweiser beer in Argentina in March 1996.  We began production and distribution of locally produced Budweiser beer in Argentina in December 1996. In April 2008, we bought ICSA and as a result added to our portfolio the brands Palermo, Bieckert and Imperial. In addition, we are the exclusive producer and distributor in Argentina of Heineken beer and the exclusive distributor in Argentina of imported Corona, Kunstmann, Negra Modelo, Birra Moretti, Paulaner and Guinness beer brands. We estimate that our market share by volume of the Argentine beer market was approximately 22% in 2009, 23% in 2010, and 23% in 2011.

Non-alcoholic beverages.  We produce and sell carbonated soft drinks, mineral water, purified water, nectars and juices, sports and energy drinks and tea products in Chile, including our proprietary brands and brands produced under license from PepsiCo, Schweppes Holdings Ltd., Promarca and Nestlé Chile S.A. The most relevant beverages in this segment are soft drinks: carbonated beverages (both cola and non-cola) and non carbonated beverages, mostly fruit juices in different degrees of concentration. We also produce various types of water products including mineral water (both, sparkling and still) and purified water. We estimate that our Chilean carbonated soft drinks market share by volume (which does not include nectars, tea, sports and energy drinks) was approximately 20% in 2009 and 21% in 2010 and 21% in 2011, and that our mineral water market share by volume, including HOD, was 62% in the three years.

Wine.   We entered the Chilean wine industry in 1994 with the acquisition of a 48.4% interest in VSP (today VSPT), Chile’s third-largest player in the domestic market and second-largest wine exporter. After making subsequent investments and pursuant to the merger of VSP and VT, resulting in VSPT, our affiliate CCU Inversiones S.A. currently has a 50.01% interest in VSPT. VSPT is composed of nine different wineries in Chile and one in Argentina. During 2011 VSPT initiated the process of merging Bodega Tamari into Finca La Celia, both vineyards located in Mendoza, Argentina. The merger is in its final stage. In addition, in December 2011, Viña Valles de Chile, a former non-consolidating subsidiary, was split and VSPT remained 100% owner of the resulting new vineyard of the same name. Therefore, we began consolidating the results In Argentina we have the capacity to reach 151,395 points of sales. Our sales and distribution network for our beer products consists of seven owned or leased warehouses, a direct sales force and 14 logistics of Viña Valles de Chile in December 2011. The wine group produces and markets a full range of wine products for both the domestic and export markets.  We believe that in 2011, VSPT’s sales by volume amounted to approximately 25% of total measured domestic industry sales by volume and 12% of Chile’s total wine export sales by volume, excluding bulk wine, according to our estimates and those of the Wineries of Chile Association. VSPT’s principal vineyards are located in all principal viticulture Chilean valleys, including Maipo, Curicó, Casablanca, Leyda, Colchagua, Elqui, Cachapoal and Maule valleys.  VSPT’s domestic wine products are distributed through our nationwide distribution system with dedicated sales forces in the major cities and its export products are sold in over 90 different countries through distribution agents.

Spirits.  In February 2003, we began the sale of pisco, under the brand Ruta Norte. Pisco is a distilled wine spirit produced in the northern regions of Chile and the southern regions of Peru. In March 2005, we entered into an association with the second-largest pisco producer in Chile creating a new entity (CPCh)  to which both companies contributed principally with assets and commercial brands. Currently we own 80% of CPCh. According to Nielsen numbers, CPCh in 2011 had 46.5% market share of the Chilean pisco industry.  In May 2007, CPCh entered the rum category with the brand Sierra Morena. We ended the year 2011 with a rum market share of 18% according to Nielsen. In July 2011, CPCh begun the distribution of Pernod Ricard products through the traditional channels introducing, among other brands, Havana Club, Ballantine’s, Absolute, Chivas Regal, and Beefeter. In the last quarter of 2011 the Company entered into a license contract to distribute the Bauzá premium pisco brand, which complements the company’s portfolio of premium brands. In addition, it acquired 49% of the licensor, Compañía Pisquera Bauzá S.A..

Other businesses

Sweet snacks.  In January 2004, we entered the sweet snacks business by means of a joint venture which currently is held by our subsidiary CCU Inversiones S.A. and Industria Nacional de Alimentos S.A., a subsidiary of Quiñenco. At the time, each party acquired a 50% interest in Calaf S.A. (today Foods), a corporation that acquired the trademarks, assets and know-how, among other things, of Calaf S.A.I.C. and Francisca Calaf S.A., traditional Chilean candy makers that have been in business for more than a century. The Company bought the brand Natur in 2007 and 50% of Alimentos Nutrabien S.A. in 2008. The three brands (Calaf, Natur and Nutrabien) are consolidated in Chile and allowed us to target a variety of snacks to specific niches.  We sell Food’s products using CCU’s network. ECUSA’s sales and logistics platform is used in the central part of the country and as of December 2011 Foods had a 21 people dedicated sales force to serve 27 supermarket chains representing over 1,000 sales points throughout the country. This marketing structure has the capacity to reach more than 100,000 clients. Our challenge for the next development stage is to leverage our distribution and selling strengths and to search for future growth opportunities.

Cider and other spirits. In December 2010, CICSA, our subsidiary in Argentina, acquired control of  Sáenz Briones and Sidra La Victoria, entering the cider and spirits businesses in that country. These two operations are the largest in a very fragmented market and own traditional, well-recognized brands. The most important cider and spirits brands are Real, La Victoria, Saenz Briones 1888 and in spirits, El Abuelo. According to Nielsen, our cider market share was 34.5% in 2011.

Distribution Network.   In Chile, we have an extensive and integrated distribution network for the sale and distribution of beer, soft drinks, mineral water, purified water, functional beverages, nectars, wine, pisco, rum and sweet snacks products with capacity to reach approximately 112,059 points of sale. The network includes a total of 21 owned or leased warehouses and a network of independent transportation companies handled by Transportes CCU. Sales are performed by category-specific sales forces and by Comercial CCU S.A. (“Comercial CCU”) which has a sales force of approximately 319 people who sell our products to approximately 34,472 customers in the North of Chile from Arica to Copiapó/Vallenar and in the mid-south area from Curicó/Talca through Coyhaique, except for Concepción and San Fernando City. In the far south of Chile, in Punta Arenas, Comercial Patagona does the selling for all products, reaching 698 customers. In the central parts of the country and the City of Concepción , there are dedicated sales forces that focus on single lines of products. Product distribution is carried out by Transportes CCU throughout the country or by Comercial Patagona in its territory.

operators reaching approximately 92,097 customers plus 73 supermarket chains. Sales are done by  two independent bottlers in the south and north of Argentina.

Our Beer Business

Our historical core business, our Chilean beer operation, was first established in 1850.  Since that date, our management believes we have played a leading role in the industry, with a business that in 1902, after the merger of different breweries, gave rise to our formation.  In 1995, we began building our presence in Argentina through the acquisition of a majority interest in two Argentine brewing companies, CICSA and CSF.

Our Beer Business in Chile

Overview.  We estimate that annual beer consumption in Chile was 674 million liters in 2011, or approximately 39 liters per capita.  The following chart shows our estimates for total and per capita consumption levels for beer in Chile for the years 2007 - 2011:

Year	Total Sales Volume (1)	Per Capita (2)
	(in millions of liters)	(liters)

2007	573	35
2008	603	36
2009	598	35
2010	624	37
2011	674	39

(1) Based on our sales data, competitors’ publicly available information, equity research analyst reports, import and export data from customs authorities. Includes microbreweries sales.
(2) Population estimated in accordance with Chile’s national census of April 2002.

We estimate that the total beer market increased by approximately 8.0% in terms of volume sold during 2011 as compared to 2010, after growing on average 4.2% per year between 2007 and 2011. We believe that the positive growth of the beer market in the period of five years (4.2% per year on average) is the result of the actions taken by us since 2001 to increase beer consumption in Chile with new products, new packaging and by consumption occasions, in addition to positive Chilean economic conditions. The market decrease in 2009 is primarily a result of  the effects of the global financial crisis in Chile, which led to increased unemployment and decreased consumption. After the February 27, 2010 earthquake, the unemployment rate decreased from 9.1% to 7.1% thereby increasing consumption and resulting in a 4.4% total sales volume increase in the beer market. CCU’s sales volume grew only by 1.5%, less than the total market growth rate of 4.4%, due to the temporary lack of product supply after the Santiago brewery plant was damaged by the earthquake. Although we were able to resume production activities within a month after the earthquake, this period of inactivity gave an advantage to other market players. The 6.0% Chilean economic growth in 2011 and the consequent high employment rates are the basis for the vigorous beer industry increase.

There are three principal Chilean manufacturers: us, Cervecería Chile and Cervecería Austral whose principal brands of beer in Chile are Cristal, Becker and Austral, respectively.  According to our estimates, during 2011, we and Cervecería Chile accounted for approximately 80% and 14% of total beer sales in Chile, respectively.  In November 2000, we acquired a 50% stake in Cervecería Austral, located in the city of Punta Arenas.  This brewery has an annual nominal production capacity of 7.1 million liters and had less than 1% market share during 2011.  In October 2001, Cervecería Austral entered into a license agreement with our subsidiary, CCU Chile, to produce and sell our brand Cristal, and also any other brand, owned by or licensed to CCU Chile in the southern part of Chile.  During 2003, Cervecería Austral began the production and sale of our brands Cristal, Escudo and Dorada 6.0.  In May 2002, we acquired a 50% stake in Compañía Cervecera Kunstmann S.A., located in the city of Valdivia. In November 2006, we acquired additional shares of Kunstmann that allowed us to consolidate this subsidiary into our financial statements since that month. Sales of imported beer represent an estimate of 5% and Microbreweries account for 0.9% of the total beer industry volume in 2011.

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

Beer Production and Marketing in Chile.   The production, marketing and sales of beer in Chile are our principal activities, generating net sales of  CLP278,170 million, CLP287,981 million and CLP313,017 million or 35.8%, 34.4% and 32.3% of our total net sales in the last three years, respectively.  Our sales of beer by volume in Chile increased 4.6% in 2011 primarily as a result of consumption acceleration experienced in 2011 as a consequence of the 6.0% Chilean GDP growth and the high employment rates combined with an effective point of sales execution.

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
D'olbek

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

On April 28, 2003, we, through our subsidiaries CCU Chile and CCU Argentina, and Heineken Brouwerijen B.V. signed license and technical assistance agreements which provided us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina commencing June 18, 2003. On October 12, 2011, we and Heineken International B.V. signed the Amended and Restated versions of the Trademark License Agreements, which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina, as of January 1, 2011. These agreements have an initial term of 10 years, and shall automatically be renewed each January 1 for a new period of ten years, unless either party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires Heineken beer is the leading brand in the super-premium segment, the beer segment with the highest growth in Chile in recent years.

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

In May 2002, we acquired a 50% ownership interest in Compañía Cervecera Kunstmann S.A., a microbrewery located in the southern city of Valdivia, with an annual production capacity of 3 million liters at that time.  Since June 2003, our beer division began selling Kunstmann nationwide.  In November 2006, we acquired additional shares of Kunstmann that allowed us to consolidate this subsidiary. Dolbek was introduced in February 2010 as part of the Kunstmann brewery portfolio.

Our investment in Cervecería Austral S.A., the production of the Austral brand by our beer division, the investment in Compañía Cervecera Kunstmann S.A., plus the production of Heineken beer since June 2003, are part of our strategy to increase our presence in the premium segment of the Chilean beer market.

Our beer products sold in Chile are bottled or packaged in returnable and non-returnable bottles, aluminum cans or stainless steel kegs at our production facilities in the Chilean cities of Santiago and Temuco, and in  Antofagasta until July 2009.  During the last three years we sold our beer products in Chile in the following containers:

Percentage of Total Beer Products Sold
Container	2009	2010	2011

Returnable (1)	59%	55%	53%
Non-returnable (2)	37%	40%	42%
Returnable kegs (3)	4%	4%	4%
Total	100%	100%	100%

(1) Returnable beer containers include glass bottles of various sizes.
(2) Non-returnable beer containers include bottles and aluminum cans, both of assorted sizes.
(3) Returnable kegs are stainless steel containers, which have a capacity of 20, 30 and 50 liters.

Since July 2009 our beer production was centralized in the Santiago and Temuco plants.  The Temuco plant commenced production in November 1999, replacing the closed Concepción and Osorno plants. For a more detailed discussion of our capital expenditure program, see “Capital Expenditures.”

Raw Materials and other Supplies.  The principal raw materials used in our production of beer are malt, rice, water and hops.  We obtain our supply of malt from local producers and from Argentina. We have long-term contracts signed with suppliers for malt supply.  Rice is sourced from local and international suppliers in spot transactions and/or annual contract agreements.  We pre-treat rice in order to ensure that it meets our standards of quality.  We import hops mainly pursuant to contracts with international suppliers in the United States, which permit us to secure supplies for periods of up to four years.

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

We generally purchase all of the glass bottles used in our beer packaging from the principal local glass supplier in Chile, Cristalerías Chile S.A. under three-year agreements.  In addition, other sources, principally in Argentina, can be used, however no purchases were made from this country during 2011.  During 2011, all of our requirements for aluminum cans were purchased from a global supplier, Rexam Chile S.A., but if price and delivery conditions are favorable, cans can be imported. During 2012, Rexam will increase its cans capacity in Chile. Our kegs used for draft beer, are purchased from various suppliers outside Chile.  We obtain the labels for our beer products principally from local suppliers. Plastic caps are principally purchased from two suppliers in Chile. Crowns are currently imported from Brazil and Mexico.

Prices of principal raw materials used in beer production in Chile are tied to the U.S. dollar and have varied in Chilean pesos due to general commodity price fluctuations in international markets as well as to the variation of the Chilean peso against the U.S. dollar.

We believe that all of the contracts or other agreements between us and third-party suppliers, with respect to the supply of raw materials for beer products, contain standard and customary commercial terms and conditions.  We do not believe we are dependent on any one supplier for a significant portion of our raw materials. During the past ten years, we have not experienced any material shortage or difficulties in obtaining adequate supplies of necessary raw materials at satisfactory prices, nor do we expect to do so in the future.

Sales, Transportation and Distribution.  We distribute all of our beer products in Chile directly to retail, supermarket and wholesale customers.  This system enables us to maintain a high frequency of contact with our customers, obtain more timely and accurate marketing-related information, and maintain good working relationships with our retail customers.

In October 2005, we launched Comercial CCU, a subsidiary responsible for a single sales force dedicated to selling our beverage and sweet snack products, in order to capture synergies and focus on sales execution.  Originally, this plan was piloted in rural areas and small cities in southern Chile.  As of 2008, the territory covered by Commercial CCU S.A. has expanded to include the north of Chile from Arica to Copiapó/Vallenar and the south, from Curicó to Coyaique except for the cities of Concepción and San Fernando.

In July 2002, Comercial Patagona Ltda. began selling all of our beer products in the country’s Region XII. Comercial Patagona Ltda. is a subsidiary of Cervecera Austral S.A. and is responsible for the sales and distribution of our products and those of Cervecera Austral in Chile’s extreme south.

After production, bottling and packaging, our beer is either stored at one of the three production facilities or transported to a network of 21 owned or leased warehouses that are located throughout Chile.  Beer products are generally shipped from the region of production to the closest warehouse, allowing us to minimize our transportation and delivery costs.

As of December 31, 2011, we had more than 38,240 customers in Chile for our beer products – none of our customers accounted for more than 2% of our total beer sales by volume, with the exception of three large supermarket chains that represented in the aggregate 20% of our total beer sales by volume.  During 2011, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains. We do not maintain any long-term contractual arrangements for the sale of beer with any of our customers in Chile.

In 2011, we had a dedicated sales force of approximately 187 salespeople, responsible for sales of our beer and other products in the territories not covered by Comercial CCU or Comercial Patagona. This sales force uses a pre-sell system, like the rest of CCU’s sales platform, and covers approximately 22,707 clients, including 28 supermarket chains, which represent 791 points of sales.

Our customers make payment for our products either in cash at the time of delivery or in accordance with one of various credit arrangements.  Payment on credit sales for beer is generally due 26 days from the date of delivery. Credit sales accounted for 33%, 33%, and 35% of our beer sales in Chile in the last three years. Losses on credit sales of beer in Chile have not been significant.

Beginning in October 2001, all of the warehouses and transportation companies used to store and deliver all our products are managed on a consolidated basis by our subsidiary Transportes CCU Ltda.

We distribute our beer products throughout Chile to:

•         off-premise retail: small and medium-sized retail outlets, which in turn sell beer to consumers for take-out consumption;

•         on-premise retail: retail establishments such as restaurants, hotels and bars for on-premise consumption;

•         wholesalers; and

•         supermarket chains.

In the last three years, the percentage mix of the above distribution channels for our beer products in Chile was as follows:

Percentage of Total Beer Products Sold
Distribution Channels	2009	2010	2011

Off-premise retail	39%	37%	37%
On-premise retail	17%	15%	15%
Wholesalers	20%	20%	20%
Supermarkets	24%	27%	28%
Total	100%	100%	100%

The following table sets forth our beer sales volume in Chile, by category, during each of the last five years:

Category	2007	2008	2009	2010	2011
	(in millions of liters)
Super-premium	46.2	55.6	59.2	67.8	77.8
Premium	418.8	432.8	420	424.0	434.1
Special	5.5	6.2	5.8	5.8	6.6
Medium-priced	0	0	0	0	0
Popular-priced	20.7	22.1	22.2	17.1	20.1
Total	491.1	516.8	507.2	514.8	538.6

The above figures do not include export sales to third parties, which amounted to 1.5 and 0.4 in 2009 and 2010, respectively.

The following table sets forth the changes in the average price per liter to our customers for beer for the periods indicated:

	Beer Chile ( in CLP)

	2009	2010	2011

Avarage price per liter	537.67	550.65	574.29
% growth	6.0	2.4	4.3

Seasonality.   As a result of the seasonality of the beer industry, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth calendar quarters (i.e., those months corresponding to the holidays as well as the summer vacation season in Chile).

The following table shows our annual sales volume of beer in Chile, excluding exports, by quarter in the last three years:

Year	Quarter	Sales Volume	% of Annual
		(millions of liters)	Sales Volume

2009	1st quarter	150.7	29.7
	2nd quarter	94.7	18.7
	3rd quarter	102.2	20.1
	4th quarter	159.6	31.5
	Total	507.2	100

2010	1st quarter	139.0	27.0
	2nd quarter	104.5	20.3
	3rd quarter	109.2	21.2
	4th quarter	162.1	31.5
	Total	514.8	100

2011	1st quarter	152.3	28.3
	2nd quarter	101.4	18.8
	3rd quarter	109.1	20.3
	4th quarter	175.7	32.6
	Total	538.6	100

Geographical Markets.   Our principal beer production facility is located in Santiago. Santiago and the surrounding areas (referred to as the Metropolitan Region) account for approximately 40% of the population of Chile and accounted for approximately 37% of our beer sales by volume in 2011. We also have one additional beer production facility (Temuco) located in the southern region of the country. Until July 2009 we also operated a bottling facility in Antofagasta. Currently all of our brands are supplied and distributed from these two production facilities.

Competition.   Our principal competitor in the beer business is Cervecería Chile (a subsidiary of Anheuser Busch InBev), which commenced operations in Chile during the second half of 1991, resulting in a loss of market share for us.  Nevertheless, after experiencing a market share of 86% in both 1994 and 1995, we were able to recapture our lost market share, reaching 90% market share in 2004.  However, in 2005, Cervecería Chile launched a new product which negatively affected our market share, and in 2006, we had 86% market share which we maintained until 2008. Our market share dropped slightly in 2009 to 85%, dropped to 83% in 2010 and reached 80% in 2011. The drop in market share was a result of two principal factors: first, we experienced inventory issues for the period that followed the February 27, 2010 earthquake, which gave imported beers and our competitors an opportunity to increase their market share, and second, we have faced more aggressive competitive price pressures, and increased competition from imports and microbreweries in the market.

Our estimated share of the Chilean beer market over the last five years is as follows:

Year	Our Chilean Market Share for Beer (*)

2007	86%
2008	86%
2009	85%
2010	83%
2011	80%

(*) Includes beer sold directly by Austral and Kunstmann

Our competitor, Cervecería Chile has one production facility located in Santiago and distributes its products throughout the country.  Cervecería Chile uses third-party distributors in both Region I in the north, and in the city of Castro in Region X to the south.  During 2011, they supplemented their production by importing products from surrounding markets and from the United States. We estimate that the sales of Cervecería Chile’s brands of beer by volume accounted for approximately 13% of total beer sales in 2009 and in 2010, and 14% in 2011.

Despite the high cost of shipping beer to Chile and the competitive advantage inherent to domestic producers as a result of Chile’s returnable glass bottle system, imported beer is becoming a more significant component of the Chilean beer market, in particular in the one-way packaging segment, in part supported by a stronger Chilean currency and the low cost of freight.  We estimate that imports and microbreweries accounted for 5.9% of total beer sales by volume during 2011.

Although there are currently no significant legal or regulatory barriers to entering the Chilean beer market, substantial investment would be required to establish or acquire production and distribution facilities and bottles for use in Chile’s proprietary returnable bottling system, and to establish a critical mass in sales volumes.  Nevertheless, if long-term economic conditions in Chile continue to be favorable, other enterprises may be expected to attempt to enter the Chilean beer market.  In addition, our beer brands in Chile may face increased competition from other alcoholic beverages, such as wine and spirits, as well as from non-alcoholic beverages such as soft drinks.

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

In December 1995, we entered into a joint venture agreement pursuant to which Anheuser-Busch acquired a 4.4% interest in CCU Argentina.  The agreement involved two kinds of contracts: an investment and a licensing contract.  The licensing contract was extended until 2025 and grants CCU Argentina the exclusive right to produce, package, market, sell and distribute Budweiser beer in Argentina and Uruguay.  In June 2008, after the last capital expansion, Anheuser-Busch reduced its interest in CCU Argentina to 4.04% and we increased our participation to 95.96%. In December 2010, our subsidiary Inversiones Invex CCU Ltda. acquired a 4.04% equity stake in CCU Argentina from Anheuser-Busch Investment, S.L. After the acquisition, CCU, through itssubsidiary Inversiones Invex CCU Ltda., became the sole equity holder of CCU Argentina.

In March 2004, AmBev and Interbrew announced an agreement to merge, creating the world’s largest brewer, InBev.  This merger was closed in August 2004. In January 2007, AmBev assumed control of Quilmes, our competitor. Inbev and Anheuser Busch merged in November 2008, creating the world’s global beer leader. See “Item 3: Risk Factors.”

In January 1998, we merged two of our subsidiaries, CICSA and CSF.  Currently both plants operate under the CICSA name.  As a result of the merger of CICSA and CSF, CCU Argentina holds a 99.7% interest in CICSA.

In April 1998, CCU Argentina paid approximately US$8 million to acquire the brands and assets of Cervecería Córdoba.  After the resolution of certain labor issues, we began the production of the Córdoba brand at our Santa Fe plant during mid 1998.

In April and June 2008, CICSA paid an aggregate amount of US$88 million to acquire ICSA.  Among other assets, ICSA owns the Bieckert, Palermo and Imperial beer brands, and a brewery in Luján, Buenos Aires, which has a nominal production capacity of 270 million liters per year. Pursuant to the acquisition of ICSA in April 2008, it was merged with CICSA in July 2008.

On December 27, 2010, CICSA acquired equity interests in Saénz Briones S.A. and Sidra La Victoria S.A. Through this transaction, CICSA became the controlling shareholder of these companies. These companies own the assets used in the production, packaging and marketing of cider and other spirits businesses in Argentina, which are marketed through several brands, including Sidra Real and Sidra La Victoria.

In 2011, we begun to export Schneider beer to Paraguay which represented 4.4% of our total beer volume sales in Argentina.

The Argentine Beer Market.   The Argentine beer market is estimated by us to be almost three times the size of Chile’s.  Traditionally, beer and wine have been the principal alcoholic beverages consumed in the country. We estimate that annual beer consumption in Argentina was 1,817 million liters, or approximately 44 liters per capita in 2011.

The table below sets forth our estimates of beer consumption in Argentina during each of the last five years:

Year	Volume	Per Capita (*)
	(in millions of liters)	(liters)
2007	1,579	40
2008	1,716	43
2009	1,719	43
2010	1,753	43
2011	1,817	44
(*) Population estimated in accordance with Argentina’s national census of 2001.

We estimate that total beer consumption in Argentina increased at a four-year compounded annual growth rate of 3.6% between 2007 and 2011.  During 2011, the Argentine beer market increased 3.7%, despite the 6.6% increase in GDP.

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

Beer Production and Marketing in Argentina.  Our beer operation in Argentina generated net sales of CLP156,363 million and CLP198,181  million representing 18.7% and 20.4% of our total net sales in 2010 and 2011, respectively.  The increases during this period were the result of higher prices and volumes, as a consequence of a favorable economic environment in Argentina.

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
Paulaner (2)
Imperial
Kunstmann (2)
Birra Moretti (2)
Otro Mundo

(1) Produced under license
(2) Imported

Schneider is our principal proprietary brand in Argentina, accounting for 22.4% of our Argentine sales volume in 2011.  We began local production of Budweiser brand beer in December 1996.  Budweiser beer represented 29.6% of our Argentine sales volume in 2011.  Since February 2002, our Budweiser one-liter returnable bottle, the principal format in the market, has been priced at the same level as the leading brand in the market.  In June 2003, we began selling locally produced Heineken beer. Our Schneider brand is sold in two varieties-regular lager and dark lager; the Salta brand is sold in regular and dark varieties, and the Santa Fe and Córdoba brands are sold only as regular lager. During 1997, we began to import Guinness beer from Ireland, making Argentina the only country in South America where Guinness draught is sold.  During 2001, we began importing Corona beer from Mexico, and during 2005 and 2007, we also began importing Negra Modelo beer from Mexico and Paulaner beer from Germany. In April 2008, we bought the brands Imperial, Palermo and Bieckert along with the production facility in Luján and in October 2008, we started importing Kunstmann. In 2009, we introduced Otro Mundo and the Italian imported brand, Birra Moretti. During 2011, we exported 20.6 million liters of beer from Argentina to other countries, representing 4.7% of CCU Argentina’s beer sales volume.

Our beer products are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans, or stainless steel kegs at our production facilities.  During the last three year, we sold our beer products in Argentina in the following packaging formats:

Percentage of Total Beer Products Sold
Container	2009	2010	2011
Returnable (1)	89%	85%	83%
Non-returnable (2)	10%	14%	16%
Returnable kegs (3)	1%	1%	1%
Total	100%	100%	100%

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

On April 28, 2003, CCU Argentina and Heineken Brouwerijen B.V., a subsidiary of Heineken International B.V., signed license and technical assistance agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Argentina commencing June 18, 2003. On October 12, 2011, we and Heineken International signed the Amended and Restated versions of theTrademark License Agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina, in force as of January 1, 2011. These agreements have an initial term of 10 years, and shall automatically be renewed each year (January 1) for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.Heineken beer is the second-largest brand in terms of volume in the super-premium segment in Argentina.

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

Raw Materials and other Supplies.  The principal raw materials used in the production of our beer products in Argentina are malt, corn syrup, water and hops.  Rice is used in the production of Budweiser beer.  During 2011, we continued obtaining malt and rice from regional suppliers, benefiting from lower costs as compared to imported materials.  We obtain rice and malt from suppliers in Argentina and Uruguay, and malt and corn syrup from suppliers in Argentina.

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

We generally purchase all of our glass bottles from the principal national glass supplier in Argentina, Rigolleau/Cattorini, and from Saint Gobain in Brazil.  During 2011, all of our requirements for aluminum cans were purchased from a local supplier, Rexam Argentina S.A. Kegs used for draft beer are purchased from various suppliers in Europe.  Plastic storage and carrying crates, as well as the labels for beer products and crowns, are obtained from local and international suppliers.

Prices of principal raw materials used in beer production in Argentina have remained stable in dollar terms. However, from time to time, prices of agricultural products vary depending on demand and supply factors.

We believe that all contracts or other agreements between us and third-party suppliers, with respect to the supply of raw materials for beer products, contain standard and customary commercial terms and conditions.  We do not believe we are dependent on any one supplier for a substantial portion of our raw materials in Argentina.  We have not experienced any significant difficulties in obtaining adequate supplies of necessary raw materials and do not expect to in the future.

Sales, Transportation and Distribution.  After production, bottling and packaging, our beer is either stored at the production facilities or transported to a network of six warehouses leased or owned by us.  Beer products are generally shipped to those warehouses, which are located within the region in which the beer products are sold.

We have the capacity to reach 151,395 points of sale in Argentina with our direct and indirect sales force. More than half of our beer in Argentina is sold and distributed through third-party sales and distribution chains in the regions surrounding the cities of Santa Fé, Salta, Córdoba, Rosario and Buenos Aires.  In recent years, we reduced the number of our distributors and replaced some of them with larger ones, among which there are currently three bottlers, one in the south, another in the north and the third in the northeastern region of Argentina.  As of December 31, 2011, we had a direct sales force which sold our beer products to approximately 51,974 customers within the Salta, Santa Fé, Córdoba, Rosario, the Federal Capital and its outlying metropolitan area, in addition to 73 regional and national supermarket chains throughout the country. None of our customers individually accounted for more than 1.7% of our total beer sales by volume, with the exception of two large distributors that represented in the aggregate 25% of our total beer sales by volume.

Our Argentine beer customers either make payments for our products in cash at the time of delivery or through one of our various credit arrangements.  Payment on credit sales is currently due 7 days from the date of delivery to wholesalers, and an average of 60 days of delivery to supermarkets. Credit sales accounted for 62%, 74% and 56% of our beer sales in Argentina in the last three years, respectively.  Losses on credit sales of beer in Argentina have not been significant.

In Argentina, though most beer is sold to wholesalers, we also sell our products to retailers and supermarket chains. In the last three years, the percentage mix of the above distribution channels for our beer products in Argentina was as follows:

	Percentage of Total Beer Products Sold

Distribution Channels	2009	2010	2011
Wholesalers	66%	64%	53%
Retailers	19%	22%	34%
Supermarkets	15%	14%	14%
Total	100%	100%	100%

The following table sets forth our beer sales volume in Argentina by category during each of the last five years, including exports to other countries:

Category	2007	2008	2009	2010	2011
	(in millions of liters)
Super-premium	38.3	50.5	59.7	63.1	71.6
Premium	109.5	127.1	148.1	164.5	170.6
Medium-priced	104.6	106.8	106.0	108.5	114.6
Popular-priced	1.1	81.7	77.8	78.1	77.8
Total	253.5	366.1	391.6	414.2	434.6

The following table sets forth the changes in the average price per liter to our customers for beer for the periods indicated:

	Beer Argentina ( in CLP)

	2009	2010	2011

Avarage price per liter	344.17	366.82	459.42
% growth	15.9	6.6	25.2

Seasonality.   As a result of the seasonality of the beer industry, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth quarters (i.e., those months corresponding to the summer and holiday seasons in Argentina).The following table shows the annual sales volume of beer in Argentina, including exports, during each quarter in the last three years:

Year	Quarter	Sales Volume	% of Annual
		(millions of liters)	Sales Volume

2009	1st quarter	112.4	28.7
	2nd quarter	75.3	19.2
	3rd quarter	78.4	20
	4th quarter	125.5	32.1
	Total	391.6	100

2010	1st quarter	118.2	28.5
	2nd quarter	77.8	18.8
	3rd quarter	84.6	20.4
	4th quarter	133.6	32.3
	Total	414.2	100

2011	1st quarter	126.4	29.1
	2nd quarter	82.8	19
	3rd quarter	88	20.3
	4th quarter	137.4	31.6
	Total	434.6	100

(*) Information for 2011 does not include exports to Chile.

Geographical Markets.  Our beer production facilities in Argentina are located in Santa Fe, Salta and Luján.

Beer production facilities in Argentina 2011

Location	% of Argentina's population	% of sales volume CCU Argentina
Santa Fe	8.2	10.1
Salta and Jujuy	4.9	6.1
Luján (Córdoba)	8.5	9.0
Buenos Aires	44.6	33.6

Competition.  Since 2003, after the agreement between Quilmes and AmBev, the Argentine beer market consisted of three principal brewing groups: AmBev-Quilmes, us and SABMiller (owner of CASA Isenbeck).  The principal proprietary brands of these companies are Quilmes, Schneider and CASA Isenbeck, respectively.  In December 2006, ICSA, a new competitor, entered the Argentine beer market.  ICSA began its operations at the former AmBev brewery in Luján producing three beer brands: Palermo, Bieckert and Imperial, which had previously belonged to Quilmes.  These assets were sold by AmBev-Quilmes in response to requirements of the antitrust authorities in Argentina. In 2008, these assets were bought by CCU Argentina and subsequently merged into CICSA. In November 2010, SABMiller acquired CASA Isenbeck.

According to the information made public by our competitors and our estimates for CASA Isenbeck, the different brewing groups had the following market shares in 2011: AmBev-Quilmes, 74%; us, 23%; and SABMiller  (Warsteiner until November 2010), 3%.

The following table shows our market share in the Argentine market over the past five years:

Our Argentine Market Share for Beer

Year	Estimated Market Share
2007	16%
2008	21%
2009	22%
2010	23%
2011	23%

(*) Includes beer sold directly by Austral and Kunstmann

Quilmes, the beer market leader in Argentina and our principal competitor, also has beer operations in Chile, Paraguay, Uruguay and Bolivia. As of December 31, 2011, Quilmes had five breweries in Argentina with an estimated total annual production capacity of 1.3 billion liters.  Quilmes’ large size enables it to benefit from economies of scale in the production and distribution of beer throughout Argentina.

We estimate that Quilmes’ average market share in 2011 decreased to 74% from 82% market share in late 1994.  At that time, Companhia Cervejaria Brahma, one of the two largest beer producers in Brazil, commenced production at its new brewery in Luján, near Buenos Aires, which at present belongs to CCU Argentina.  In addition, Warsteiner (today SABMiller), a large German brewer, commenced production at its new brewery in Zárate, also near Buenos Aires, with an annual production capacity estimated to be approximately 140 million liters.  Prior to commencing production in Argentina, Companhia Cervejaria Brahma and Warsteiner competed in the Argentine market with imported beer.  In July 1999, the merger of Companhia Cervejaria Brahma and Companhia Antarctica Paulista was announced, creating AmBev.  This merger was finally approved in March 2000, creating one of the largest beverage producers in the world.

In May 2002, AmBev and Quilmes announced that pursuant to an agreement between both parties, AmBev would transfer all of its beer assets in Argentina, Bolivia, Paraguay and Uruguay to Quilmes in exchange for 26.4 million new B shares of Quilmes.  Additionally, according to the announcement AmBev would purchase from the controlling shareholders of Quilmes 230.92 million class A shares for US$346.4 million.  Also the agreement stipulates that AmBev can purchase at the end of a seven-year period the remaining Quilmes shares owned by the current controlling group, the Bemberg family, with AmBev shares.  The Bemberg family had the option to sell to AmBev their remaining class A shares during a period beginning with the end of the first year and ending with the seventh year after the agreement was announced.  This option was exercised in April 2006.  This transaction was approved by the Argentine antitrust authorities on January 13, 2003, subject to the condition that AmBev and Quilmes divest themselves of certain brands and the AmBev plant in Luján, near Buenos Aires, to a company currently not present in the Argentine beer market.  On February 14, 2003, through our subsidiary CICSA, we filed a complaint before the Argentine federal courts in order to be eligible to participate in the acquisition of these assets. In February 2006, the Argentinean Supreme Court of Justice ruled against our complaint.  In December 2006, the Argentine authorities approved the sale of these assets to ICSA, a company owned by local investors.  On March 3, 2004, AmBev and Interbrew announced an agreement to merge the two companies, creating the world’s largest brewer under the name InBev.  This merger was closed in August 2004. On November 18, 2008 Anheuser Busch and Inbev merged creating the global beer leader. Consolidation in the beer industry has resulted in larger and more competitive participants, which could change the current market conditions under which we operate. See “Item 3: Key Information-Risk Factors-Consolidation in the beer industry may impact our market share.”

Due to the high cost of shipping beer to Argentina and the competitive advantage inherent to domestic producers as a result of Argentina’s returnable glass bottle system, we estimate that imported beer sales accounted for less than 0.7% of the total sales volume in 2011.

Our beer brands in Argentina also face competition from other alcoholic beverages such as wine and spirits, as well as from non-alcoholic beverages, such as soft drinks.

Excise taxes for the beverage industry in Argentina have been subject to variations in the past.  The last modification was in 1999 and has been applicable since January 2000.  The following table shows current Argentine excise beverage taxes:

Product Type	1999 Excise Taxes	Current Excise Taxes
Non-Alcoholic Beverages
Flavored soft drinks, mineral water and juices	0%-4%	4.17%-8.7%

Alcoholic Beverages
Beer	4%	8.7%
Whisky	12%	25%
10-29% alcohol content	6%	25%
30% or more alcohol content	8%	25%
Wine-cider	6%	0%

Future changes in excise taxes in Argentina could adversely affect our sales volume, market share and EBIT margins.

Our Non-Alcoholic Beverage Business

Overview.   We have produced and sold soft drinks in Chile since 1902.  Prior to November 1994, we independently produced, bottled and distributed carbonated and non-carbonated soft drinks in Chile.  Our line of soft drink products included our own proprietary brands, in addition to brands produced under license from Cadbury Schweppes plc. (currently Crush, Crush Light, Canada Dry Agua Tónica, Canada Dry Agua Tónica Light, Canada Dry Ginger Ale, Canada Dry Ginger Ale Light, Canada Dry Limón Soda and Canada Dry Limón Soda Light) and from PepsiCo (currently Pepsi, Pepsi Light, 7Up, 7Up light, Mirinda and Kem Slice).   Under a similar licensing arrangement with Watt’s, a local fruit related company, we bottled and distributed Watt’s nectar products in Chile from 1977 until December 2006. At present Promarca, owned by us and Watt’s 50-50%, is the owner of the brand and we produce, bottle and distribute nectar products in bottles under Promarca’s license. In 2011 we introduced several new product offerings, including Frugo, a soft drink containing fruit juice, Watt’s Clear, a nectar with grapes and apple/raspberry flavoring, Pop  from Bilz and Pap, Kem Xtreme Girl, the first zero-calory energy soft drink developed for women, Kem by Slice, Lipton Feel Green in two flavors and powder Gatorade. We have been in the bottled water business since 1960, and since December 2007 this business is conducted by Aguas CCU, which since June 2009 is 50.1% owned by us and 49.9% owned directly or indirectly by Nestlé Chile S.A. Under our two proprietary brand names, Cachantun and Porvenir, we bottled and nationally distribute mineral water from our own two natural sources located within the central region of Chile. In September 2008 we added the Nestlé Pure Life brand, a purified water of the highest quality standards produced and distributed under a license with Nestlé Chile S.A.. In addition, we distribute the imported brand Perrier. We also produce, bottle and/or distribute sports drinks (Gatorade) and tea (Lipton) under a license with PepsiCo and our own brand energy drinks (Kem Extreme) as well as energy drinks under a license with PepsiCo (imported SoBe Adrenaline Rush).

In November 1994, we merged our soft drink and mineral water businesses with the one owned by BAESA in Chile (PepsiCo’s bottler at that time) creating ECUSA for the production, bottling, distribution and marketing of soft drink and mineral water products in Chile.  Thereafter, we began producing PepsiCo brands under license (currently Pepsi, Pepsi Light, Seven Up, Seven Up Light, Mirinda, Gatorade and Lipton Ice Tea).  On November 29, 1999, we purchased 45% of ECUSA’s shares owned by BAESA for approximately CLP54,118 million.  Since that date, we own 100% of ECUSA’s shares.  However, we have had control of ECUSA since January 1998 after the shareholders agreement was amended.  In January 2001, ECUSA and Schweppes Holdings Ltd. signed an agreement to continue bottling Crush and Canada Dry brands.  See “– Non-Alcoholic Beverage Production and Marketing in Chile.”

The Chilean Non-Alcoholic Beverage Market.  Commercial soft drink production was first established in Chile by us in 1902, and mineral water production began in 1960. In July 1977 CCU signed a contract with Watt’s which enabled the Company to start the production and distribution of nectars under the same brand.

The soft drink market in Chile consists of both carbonated and non-carbonated beverages.  The principal types of carbonated beverages are colas and non-colas.  The principal non-carbonated beverages are fruit nectars and fruit juices, which are estimated to have accounted for approximately 15% of our total non-alcoholic beverage sales by revenues in 2011.

The table below sets forth our estimates of total and per capita consumption of non-alcoholic beverage in Chile during each of the last five years:

Non-Alcoholic Beverage Sales
	Volume (1)				Liters Per Capita (2)
	(in millions of liters)
Year	Carbonated Soft Drinks	Nectars (3)	Mineral Water	Total	Carbonated Soft Drinks	Nectars (3)	Mineral Water	Total

2007	1,940	255	174	2,369	117	15	10	143
2008	1,989	287	186	2,461	119	17	11	147
2009	1,953	296	183	2,432	115	17	11	143
2010	2,037	335	193	2,568	119	20	11	150
2011	2,070	379	206	2,654	120	22	12	154

(1) Based on our sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ...... .... .. ANBER.
(2) Population estimated in accordance with Chile’s national census of April 2002.
(3) Includes liquid juices, nectars, fruit beverages and artificial juices.

The following table sets forth our estimates as to the percentage of total carbonated soft drinks production in Chile, represented by each of the two principal categories of carbonated soft drinks during the last three years:

Type	2009	2010	2011

Colas	58%	58%	57%
Non-colas	42%	42%	43%
Total	100%	100%	100%

Since the creation of the ECUSA joint venture in November 1994, the two principal soft drinks producer groups in Chile have been (i) the licensees of The Coca-Cola Company (“TCCC”), consisting of three companies with 14 bottling plants (subject to the approval of regulatory authorities, two of the companies, Andina and Coca Cola Polar, will merge in 2012) and (ii) us.  Since August 1998, private labels have had an increasing participation in the industry which has declined in time and represented 2% of the total carbonated soft drink sales in Chile in 2011.  Distribution of these brands is concentrated in the supermarket channel where they constituted a 10% market share in 2011.  Additionally, discount brand producers have entered the market and represented 4% of the soft drinks market in 2011.  Due to the strong presence of local producers, the high cost of transportation and the existing returnable bottle system that accounts for a large portion of soft drink sales volume, we believe that there is no significant market for imported soft drinks in Chile, which were estimated to represent less than 1% of all soft drinks sales by volume in 2011.

The bottled water market in Chile is comprised of both carbonated and non-carbonated mineral water, and purified water.  As with the soft drink market, approximately 94% of all mineral water in Chile is processed and marketed by two entities, us and Vital Aguas S.A., a subsidiary of the three licensees companies of TCCC in Chile.  Our mineral water products have been produced by ECUSA since November 1994. We had approximately 13% participation in the purified water market segment in 2011, according to Nielsen,  after introducing Nestlé Pure Life at the end of September 2008.

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

Our Non-alcoholic Beverage Production and Marketing in Chile.   Our non-alcoholic beverage production and marketing in Chile generated net sales of CLP201,512 million, CLP223,476 million and CLP248,509 million or 25.9%, 26.7% and 25.6% of our total net sales, in the last three years, respectively.

The following table shows the soft drink and water brands produced and/or sold by us through ECUSA during 2011:

Brand	Product	Category	Affiliation(1)
Bilz	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Bilz Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem Xtreme	Soft Drink	Functional	CCU Proprietary
Kem Xtreme Girl	Soft Drink	Functional	CCU Proprietary
Pop	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Nobis	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Canada Dry Ginger Ale	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Ginger Ale Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Agua Tónica	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Agua Tónica Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Limón Soda	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Limón Soda Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Crush	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Crush Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Pepsi	Soft Drink	Cola Licensed	PepsiCo
Pepsi Light	Soft Drink	Cola Licensed	PepsiCo
Seven-Up	Soft Drink	Non-Cola Licensed	PepsiCo
Seven-Up Light	Soft Drink	Non-Cola Licensed	PepsiCo
Lipton Ice Tea	Ice Tea	Non-Cola Licensed	PepsiCo
Mirinda	Soft Drink	Non-Cola Licensed	PepsiCo
Gatorade	Isotonic	Functional	PepsiCo
SoBe Adrenaline Rush	Energy	Functional	PepsiCo
Kem Slice	Soft Drink	Non-Cola Licensed	PepsiCo
Frugo	Soft Drink	Licensed	Promarca
Watt’s	Nectars	Licensed	Promarca
Watt’s Light	Nectars	Licensed	Promarca
Watt’s Ice Frut	Nectars	Licensed	Promarca
Watt's Soya	Nectars	Licensed	Promarca
Watt's Clear	Nectars	Licensed	Promarca
Cachantun	Mineral Water	Proprietary	Aguas CCU-Nestlé
Mas de Cachantun	Mineral Water	Proprietary	Aguas CCU-Nestlé
Mas Woman	Mineral Water	Proprietary	Águas CCU-Nestlé
Porvenir	Mineral Water	Proprietary	Aguas CCU-Nestlé
Perrier	Mineral Water	Licensed	Nestlé Waters M&D
Glacier	Purified Water	Proprietary	Aguas CCU-Nestlé
Nestlé Pure Life	Purified Water	Licensed	Nestlé S.A.&others
(1) NOTE: CCU owns directly or indirectly 50% of Promarca and 50.1% of Aguas CCU.

In 1994, ECUSA and Cadbury Schweppes plc (“Cadbury Schweppes”), the latter through its subsidiaries CS Beverages Ltd. and Canada Dry Corporation Ltd., entered into license agreements for all Cadbury Schweppes products. On December 11, 1998, TCCC announced an agreement with Cadbury Schweppes to acquire certain of the latter's international beverage brands, including those licensed to ECUSA, and in August 1999 the agreement was reported to have been consummated.  In September 2000, after more than a year’s litigation, both in Chile (suits at civil courts and antitrust authorities) and England (arbitration under ICC rules), ECUSA and TCCC reached an agreement superseding ECUSA’s previous license contracts with CS Beverages Ltd. and Canada Dry Corporation Ltd.  The new agreement, referred to as the “Bottler Contract,”  was executed between ECUSA and Schweppes Holdings Ltd., concerning the Crush and Canada Dry brands, and was approved by the Chilean antitrust commission, thus putting an end to the proceeding regarding the Cadbury Schweppes brands issue and dismissing all complaints filed in consideration of the agreement. On January 15, 2009, the parties executed an amendment to the Bottler Contract which, among others, extended its duration until December 31, 2018 renewable for consecutive five-year periods provided that certain conditions are fulfilled.

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

The license agreement for nectar products with Watt’s, which granted us exclusive production rights, was first signed in June 1977 and originally had a 33-year term.  In February 1999, a new license agreement was signed allowing us to produce new flavors and bottle Watt’s nectars in non-returnable packaging (wide mouth glass and plastic bottles).  A new license agreement between us and Watt’s was signed in July 2004.  This new contract provided us with a ten-year license renewable automatically for three consecutive periods of three years if the conditions set forth in the contract are fulfilled at the date of renewal.  In December 2006, we signed a joint venture agreement with Watt’s, under which we participate in equal parts in Promarca .  This new company owns the brands “Watt’s”, “Ice Frut de Watt’s”, “Yogu Yogu” and “Shake a Shake” in Chile.  Promarca granted its subsidiaries, for an indefinite period, the exclusive licenses for the production and sale of the different product categories.

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

During the last three years, we sold our non-alcoholic beverage products in the following packaging formats:

	Carbonated Soft Drinks, Nectars and Juices			Mineral and Purified Water
Container	2009	2010	2011	2009	2010	2011
Returnable(1)	36%	0%	0%	6%	0%	0%
Non-returnable(2)	62%	0%	0%	94%	0%	0%
“Post-Mix”(3)	2%	0%	0%	-	-	-
Total	100%	100%	100%	100%	100%	100%

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

We manufacture most of our returnable and non-returnable plastic bottles and obtain all of our glass bottles and cans from third-party suppliers.  See “– Raw Materials” and “– Our Other Businesses”.

The following table shows the sales volume of our soft drinks and water by category during each of the last three years ( in millions of liters):

Category	2009	2010	2011
Colas
Licensed	84	85.3	85.1
Non-colas
Proprietary	184.6	207.5	213.6
Licensed	130	141.4	152.2
Nectars
Licensed	78.5	91.7	104.3
Soft drinks total	477.1	525.9	555.2
Mineral water
Proprietary	113.6	118.8	126.7
Licensed	-	-	-
Purified water
Proprietary	5.1	6.1	6.3
Licensed	4.2	8.2	10.9
Total Water	122.9	133.2	143.8
Total Soft drinks and Water	600	659.1	699.1

The following table shows the sales volume of our soft drinks (carbonated and non-carbonated) by affiliation during each of the last three years (in millions of liters):

Affiliation	2009	2010	2011
Soft drinks
Proprietary	184.6	207.5	213.6
Schweppes	115.3	124.0	129.6
PepsiCo	98.7	102.7	107.7
Promarca (1)	78.5	91.7	104.3
Water
Proprietary (2)	118.7	124.9	133.0
Nestlé Waters	4.2	8.2	10.9
Total	600	659.1	699.1

(1) As of December 2009, we own 50% of the rights to the Watt’s brand (nectar), currently held through our ......affiliate Promarca.
(2) As of December 2009 we own 50.1% of the rights to all the water brands held through the affiliate Aguas-CCU.

Raw Materials and other supplies.   The principal raw materials used in the production of non-alcoholic beverages are water, sugar, flavoring concentrates and in the case of carbonated products, carbon dioxide gas.  We generally purchase our sugar requirements from Empresas Iansa S.A., the sole producer of sugar in Chile, and from imports.  We purchase flavoring concentrates for our licensed soft drink brands from the respective licensing companies.  See “Our Soft Drinks and Mineral Water Production and Marketing in Chile.”  Flavoring concentrates for our proprietary brands are purchased from third-party suppliers in Chile and Germany, which manufacture the concentrates under contract with us.  We obtain carbon dioxide gas from Praxair.

We also require fruit pulp, juices, citric acid, other artificial and natural flavors, and chemical substances.  Although water does not represent a major raw material cost, it is nonetheless essential in the production of soft drinks.  We obtain all of our water from wells located at our plants and/or from public utilities.  The water is treated at facilities located at our plants to remove impurities and adjust the characteristics of the water before it is added to the production process.

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

We generally purchase the glass bottles used in packaging soft drinks and mineral water from the major supplier in Chile, Cristalerías Chile under a three-year agreement. Other sources, both local and international, can be used, however no imports of glass were made during 2011. While aluminum cans used in packaging of our soft drinks are generally purchased from Rexam, a global supplier with a factory in Chile. We manufacture most of our own plastic returnable and non-returnable bottles from imported polyethylene terephthalate resins (“PET”), which we purchase from various suppliers (USA, China, Mexico).  We obtain the labels for our soft drinks and water products principally from local suppliers. Crowns are currently imported from Brazil and Mexico.

Prices of principal raw materials used in soft drink production in Chile are tied to the U.S. dollar and have varied in Chilean pesos because of general commodity price fluctuations in international markets as well as the variation of the Chilean peso against the U.S. dollar.

We believe that all of the contracts or other agreements between us and third party suppliers with respect to the supply of raw materials for soft drinks and water products contain standard and customary commercial terms and conditions.  With the exception of soft drink concentrates purchased from Schweppes Holdings Ltd. and PepsiCo under the license agreements described under “Our Soft Drinks and Mineral Water Production and Marketing in Chile” we believe we are not dependent on any one supplier for a significant portion of our raw materials.  Historically, we have experienced no significant difficulties in obtaining adequate supplies of necessary raw materials at satisfactory prices and expect that we will be able to continue to do so in the future.

Sales, Transportation and Distribution in Chile.  We have the capacity to reach 101,747 customers with our direct sales force, as well as through Comercial CCU and Comercial Patagona. ECUSA, our non- alcoholic beverage subsidiary, manages its own sales force that is directly responsible for the exclusive servicing of soft drinks and water clients in all the cities in the center of Chile, Concepción and San Fernando, that is, in the territories not covered by Comercial CCU or Comercial Patagona. The ECUSA sales force of 367 salesmen as of December 2011, directly sells to approximately 61,583 customers.  We had no single customer that accounted for more than 2% of our sales by volume, with the exception of four large supermarket chains that represented in the aggregate 26% of our sales by volume. During 2011, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains.  We do not maintain any long-term contractual arrangements for the sale of soft drinks and/or mineral and purified water with any of our customers.

In October 2005, we launched Comercial CCU, the subsidiary in charge of a single sales force dedicated to selling all of our beverage and sweet snacks products, so as to capture synergies and focus on sales execution.  As of 2008, the territory covered by Commercial CCU S.A. has expanded to include the north of Chile from Arica to Copiapó/Vallenar and the south, from Curicó to Coyhaique except for the cities of Concepción and San Fernando.  See Business Overview-Summary-Distribution Network.

Our Chilean soft drinks and water customers make payments for our products either in cash at the time of delivery or in accordance with one of our credit arrangements.  Payment on credit sales is generally due 30 days from the date of delivery.  Credit sales accounted for 40%, 42% and 43% of ECUSA’s soft drink and water sales to third parties in Chile in the last three years, respectively.  Losses on credit sales of soft drinks and mineral water in Chile have not been significant.

We distribute our soft drinks and mineral water products throughout Chile to:

•         off-premise retail: small and medium-sized retail outlets, which in turn sell to consumers for take-out consumption;

•         on-premise retail: retail establishments such as restaurants, hotels and bars for on-premise consumption;

•         wholesalers; and

•         supermarket chains.

In the last three years, the percentage mix of the above distribution channels for our carbonated soft drinks, nectars, and mineral and purified water products in Chile was as follows:

	Percentage of Non-Alcoholic Beverage
	Products Sold
Distribution Channels	2009	2010	2011
Off-premise retail	39%	33%	33%
On-premise retail	16%	26%	27%
Wholesalers	11%	10%	10%
Supermarkets	34%	31%	31%
Total	100%	100%	100%

The following table sets forth the changes in the average price per liter to our customers for non alcoholic products for the periods indicated:

	Avarage price per liter
	Non-Alcoholic Beverage Products
	(in CLP per liter)
	2009	2010	2011
Carbonated Soft Drinks	320.33	326.09	344.16
Nectars	443.86	442.81	458.26
Mineral Water	284.05	275.23	280.51
Total Average	329.05	332.05	348.08
% growth	3.7	0.9	4.8

Seasonality in Chile.   Due to the seasonality of sales for both soft drinks and water products, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth calendar quarters (i.e., those months corresponding to holidays and summer vacation season in Chile).

The following table shows our annual sales volume of soft drinks and water by quarter for the last three years:

Non-Alcoholic Beverage
Year	Quarter	Sales Volume	% of Annual
			Sales Volume
	(millions of liters)
2009	1st quarter	165.2	27.5
	2nd quarter	123.4	20.6
	3rd quarter	132	22
	4th quarter	179.4	29.9
	Total	600	100

2010	1st quarter	181.4	27.5
	2nd quarter	135.6	20.6
	3rd quarter	149.5	22.7
	4th quarter	192.6	29.2
	Total	659.1	100

2011	1st quarter	188.2	26.9
	2nd quarter	142.3	20.4
	3rd quarter	160.2	22.9
	4th quarter	208.4	29.8
	Total	699.1	100

Competition in Chile. Our principal competitors in the soft drink business are companies, which produce, bottle and distribute soft drinks in Chile under licenses from TCCC and its affiliates.  TCCC’s products are produced, bottled and distributed in Chile through three separate licensees which market soft drinks under the Coca-Cola, Coca-Cola Light, Coca-Cola Zero, Fanta, Fanta Light, Sprite, Sprite Zero, Quatro Light, Nordic Mist, Taí, Andina nectars and juices, and Kapo juice brand names.  According to store audits conducted by Nielsen, Coca-Cola and related brands accounted for approximately 68% of total carbonated soft drink sales volume in 2011.  However, calculations made by us are higher than the Nielsen estimates.

During 1998, a few supermarket chains began selling soft drinks products under private labels.  Additionally, discount brand producers along with private labels represent approximately 7% of the soft drink market in 2011 according to Nielsen. Even though these brands are not a significant portion of the industry, their presence may increase in the future.

After the formation of ECUSA in 1994, our market share decreased as a consequence of increasing marketing activity on the part of our competitors and the entrance of private labels and discount brand producers to the market. However, according to Nielsen during 2011, our carbonated soft drink market share increased to approximately 24.8% and CCU’s estimate for the total non-alcoholic beverage market participation was 29.4%.

Our market share for our carbonated soft drink products over the last five years is presented in the following table based on store audits conducted by Nielsen and our own estimates. These Nielsen results are, for each year, higher than our own estimates.

Our Chilean Carbonated Soft Drink Market Share

Year	Nielsen	Company Estimates (*)

2007	23%	19%
2008	24%	19%
2009	24%	20%
2010	24%	21%
2011	25%	21%

(*) Based on our sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER.

Our domestic competitors in the soft drinks business have benefited from both internationally recognized brand labels (especially with regard to the Coca-Cola product line) and a large number of local bottling companies distributing their products throughout Chile.  As a result of the formation of ECUSA, we also similarly benefited from the internationally recognized Pepsi brand as well as our previous competitive strengths, which include a portfolio of nationally well-known brands and a nationwide distribution system.  During 2002, we launched Bilz Light, Pap Light, Agua Tónica Light and Gatorade. In April 2003, we introduced to the market Kem Xtreme, a soft drink with a high level of caffeine.  In September 2004, we launched Canada Dry Ginger Ale Light, and in October 2004, we re-launched Nobis, a traditional proprietary soft drink brand, to be used strategically against discount brands.  In September 2006, we launched Canada Dry Limón Soda Light.  In January 2007, we introduced two new products into the market: (i) Slice by Kem, a tropical fruit flavored soft drink, and (ii) SoBe Adrenaline Rush, an energy drink sold under PepsiCo license.  In November 2007, we entered into a new product category, ice tea, with the brand Lipton Ice Tea, produced under the PepsiCo license. During 2008 we introduced Watt’s Soya from Promarca (50% owned by us), and Nestlé Pure Life, a well-known purified water brand, in order to place ourselves in a leading position in the healthy foods market. In 2009, the Company introduced Mas Woman from Cachantun, a mineral water in a variety of flavors targeted towards young healthy women. In addition, in the same year, the Company began to import the renowned mineral water Perrier. In 2011 we introduced several new product offerings including Pop from Bilz and Pap, Kem Xtreme Girl the first zero calorie energy soft drink developed specifically for women, Kem by Slice, Lipton Feel Green in two flavors and powder Gatorade.

Given the high percentage of soft drink sales volume in returnable containers coupled with the high cost of transportation to Chile, the market for imported soft drinks in Chile is not significant and accounted for less than 1% of total sales by volume in 2011.  While there are no legal barriers to entry, we believe that the existing returnable bottle system and high transportation costs may continue to deter potential competitors from exporting soft drinks to Chile.

Fruit nectars under the trade name “Watt’s,”,a segment of our soft drink business, face competition from other liquid and powdered juices, which are provided by a variety of local companies.  After seven years since the re-launch of Watt’s nectar, we have continuously been the market leader in the bottled category of nectars, with a market share of 56% during 2011, according to Nielsen. In 2011 we introduced several new product offerings, including Frugo a soft drink containing fruit juice, and Watt’s Clear a nectar with grapes and apple/raspberry flavoring.

Our principal competitor in the mineral water business is Vital S.A. (a subsidiary of Embotelladora Andina S.A., one of TCCC licensees in Chile).  We estimate that our sales of Cachantun and Porvenir brand mineral waters accounted for approximately 58%, while those of Vital S.A. products accounted for approximately 35% of total mineral water sales by volume in 2011.  Small domestic bottlers, private labels and discount brands, as well as imported mineral water products, comprise the remaining 7% sales volume.

The following chart shows estimates of our mineral water market share for the last five years based on store audits conducted by Nielsen and our own estimates.  These Nielsen results are, for each year, higher than our own estimates.

Our Chilean Mineral Water Market Share

Year	Nielsen	Company Estimates (*)

2007	69%	63%
2008	66%	61%
2009	68%	62%
2010	67%	62%
2011	66%	62%

(*) Based on our sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER. Does not consider Glacier and/or Nestlé Pure Life purified water sales.

Our Wine Business

Overview. We entered the Chilean wine market in October 1994 with the purchase of 48.4% of VSPT’s equity for approximately CLP17,470 million, thereby acquiring an interest in the third-largest winery in Chile (formerly VSP).  During the first half of 1995, VSPT’s capital was increased by approximately CLP14,599 million, of which we contributed approximately CLP7,953 million.  From August through October 1997, VSPT’s capital was increased again by approximately CLP11,872 million, of which we contributed approximately CLP6,617 million, plus approximately CLP191 million in additional shares bought during October 1997 in the local stock market.  Furthermore, in October 1998 and during 1999, we purchased additional shares in VSPT through the local stock exchanges for an amount of approximately CLP5,526 million.  From March through June 1999, VSPT’s capital was increased by approximately CLP17,464 million, of which we contributed approximately CLP10,797 million.  Between November 2000 and March 2001, VSPT’s capital was increased by approximately CLP22,279 million, of which we contributed approximately CLP13,402 million.  During October and November 2005, VSPT’s capital was increased by approximately CLP346 million.  We did not participate in this capital increase. Between April and June 2007, VSPT’s capital was increased by approximately CLP13,692 million, of which we contributed approximately CLP5,311 million. On December 3, 2008, the extraordinary shareholders’ meetings of VSP and VT approved the merger of both companies. The merged company was named “Viña San Pedro Tarapacá S.A.” (VSPT), which began consolidating its financial statements with ours starting on October 1, 2008, with operations commencing on December 9, 2008. In December 2008, VSPT’s capital was increased, as a consequence of the merger by issuing 15,987,878,653 shares to be exchanged for the total number of shares issued by Viña Tarapacá at a ratio of 1,480.30828 new VSPT shares per each of the absorbed company. As of December 2011, our total ownership interest in VSPT was 50.01%.

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

The proceeds from VSPT’s capital increase during 1995 were used to reduce debt, expand capacity and add new hectares of vineyards in the Maipo Valley for producing premium red wines.  Part of VSPT’s capital increase during 1997 was used to add new hectares of vineyards in Requinoa, Chépica and Molina during 1997, and in Pencahue during 1998.  These purchases of land more than doubled the number of hectares of our vineyards.  The winery also increased its total vinification and wine storage capacity in both tanks and barrels from 52.1 million liters at December 31, 1998, to 62.1 million liters at December 31, 2007, as well as its peak bottling and packaging capacity from 35,100 liters per hour in 1998 to 67,500 liters per hour at December 31, 2007. As a result of the merger with Viña Tarapacá in December 2008, the vinification and storage capacity grew by approximately 50%, to 52 and 92 million liters, respectively. Likewise, the bottling and packing capacity increased to 75,300 liters an hour in Chile.  The capital increase in 1999, was used to pay debts related to the winery’s expansion process.  The proceeds from VSPT’s capital increase during November 2000 and March 2001 were used to finance the winery’s acquisition of FLC, in Mendoza, Argentina, to plant the hectares of this new winery and improve its production facilities, as well as to refinance debt.  The proceeds from VSPT’s 2007 capital increase were used mainly to acquire shares in Viña Altaïr S.A. and Viña Tabalí S.A. due to respective increases in the capital of both of these entities, to acquire from Château Dassault the remaining interest in Viña Altaïr S.A. and for working capital.

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

In December 2008, VSP and VT merged and created a new wine group, VSPT. VSPT is formed by the wineries San Pedro, Tarapacá, Santa Helena, Misiones de Rengo, Altaïr, Viña Mar, Casa Rivas, FLC, Bodega Tamarí, and Viña Valles de Chile (Viña Leyda and Viña Tabalí). These are all important and renowned cellars in Chile and Argentina, each with its own distinctive brands, and they represent the best wines these terrains can deliver. Since the merger, VSPT became the second-largest Chilean wine exporter and the third most important actor in the local market.

In September 2011, at the Board Meeting of VSPT,  it was agreed to divide Viña Valles de Chile S.A. (VDC) whose owners were VSPT and Agrícola y Ganadero Río Negro Limitada  (ARN), by equal parts. VDC had two major vineyards: Viña Tabalí and Viña Leyda. Through this agreement, VSPT remains the 100% owner of Viña Leyda (whose net assets remain within VDC) and ARN remains the 100% owner of Viña Tabalí. This transaction concluded on December 29, 2011, through a stock swap contract, and thereafter VDC became a subsidiary of VSPT with a percentage of direct and indirect participation of a 100%.

The Chilean Wine Market.  We estimate that wine consumption in Chile amounted to approximately 13 liters per capita in 2011.  Given that the Chilean wine industry is fragmented, no single wine producer accounts for the majority of production and/or sales.The leading wineries include, other than VSPT, Viña Concha y Toro S.A. (“Concha y Toro”), Viña Santa Rita S.A. (“Santa Rita”) and Bodegas y Viñedos Santa Carolina S.A. (“Santa Carolina”).  In addition, there are numerous medium-sized wineries, including Viña Undurraga S.A. (“Undurraga”), Cousiño Macul S.A. (“Cousiño Macul”), and Viña Cánepa y Cía. (“Cánepa”) and Viña Montes. All wineries, which sell wine products that comply with industry and tax regulations, make up Chile’s formal wine market. VSPT is a member of the formal wine market, as are most other principal wineries in Chile. The informal wine market is composed of many small wine producers. The Agricultural and Livestock Service (Servicio Agrícola Ganadero, or “SAG”) is the entity in charge of wine industry regulation and principally oversees inventory records and product quality.  We estimate that the formal market wineries produced and sold approximately 224 million liters of wine during 2011.

The following chart shows our estimates for the formal wine market and per capita consumption levels for wine in Chile for the last five years:

Year	Total Volume (1)	Per Capita (2)
	(in millions of liters)	(liters)
2007	244	15
2008	230	14
2009	228	13
2010	227	13
2011	224	13

Sources: Central Bank and the Wineries of Chile Association, competitors’ public information and Nielsen.
(1) Includes wine sales from pisco producers in Regions III and IV of Chile.
(2) Population estimated in accordance with Chile’s national census of April 2002.

Wines in Chile can be segmented by product type.  Chilean wineries produce and sell premium, varietal and popular-priced wines within the domestic market.  Premium wines and many of the varietal wines are produced from high-quality grapes, aged and packaged in glass bottles.  Popular-priced wines are usually produced using non-varietal grapes and are not aged.  These products are generally sold in either cartons or jug packaging.

VSPT’s Production and Marketing.  VSPT (formerly VSP) was founded in 1865.  Its principal vineyards are located in Molina, approximately 200 kilometers south of Santiago.  The VSPT estate in Molina is one of the largest single-site vineyards in Chile with an area of 1,200 hectares.  As of December 31, 2011, VSPT’s vineyards covered an aggregate of 3,658 hectares in Chile, distributed among eleven different plantations.  The winery also has 357 hectares under long-term lease.  In Argentina, we have another 532 hectares located in the province of Mendoza.

VSPT is one of Chile’s largest producers and distributors of wine in terms of sales volume and net sales.  In 2010 and 2011 our wine segment sales amounted to CLP132,293 million and CLP138,348 million, respectively, representing 15.8% and 14.3% of our total net sales, respectively.

The following chart indicates the breakdown of VSPT’s volume in the domestic and export markets, including sales from FLC and Tamarí in Argentina:

Year	Domestic Volume	Export Volume	Total Volume (1)
	(in millions of liters)
2007	50.2	55.5	105.8
2008	50.7	50.3	101.0
2009	54.2	67.8	122.0
2010	60.0	70.0	130.0
2011	60.0	67.1	127.1

(1) Includes bulk sales exports in Chile and Argentina

We estimate that VSPT’s share by volume of Chile’s formal wine market was approximately 23% in 2009, 24% in 2010 and 25% in 2011.  According to the Wineries of Chile Association, VSPT’s share of Chile’s total wine export sales by volume was 12% in the last three years.

VSPT is composed of nine different wineries in Chile and one in Argentina. During 2011 VSPT initiated the process to merge Bodega Tamari into Finca La Celia, both vineyards located in Mendoza, Argentina. The merge is in its final stage. In addition, on December 2011 Viña Valles de Chile, a former non-consolidating subsidiary, was split and VSPT remained 100% owner of the resulting new vineyard of the same name whose principal asset is Viña Leyda. Therefore, we began consolidating the results of Viña Valles de Chile in December 2011.

Viña Altair, Viña del Mar Casablanca, Viña Misiones de Rengo, Viñas Orgánicas SPT, Viña San Pedro Tarapacá, Viña Santa Helena, Viña Urmeneta, Viña Valles de Chile, Vitivinícola del Maipo in Chile, and Finca La Celia in Argentina, produce and market premium, varietal and popular-priced wines. The principal brands are set forth below:

Brand	Icon	Premium	Varietal	Popular-Priced
Viña San Pedro Tarapacá
Cabo de Hornos	X
Tarapakay	X
Kankana del Elqui		X
Tierras Moradas		X
1865		X
Gran Reserva Etiqueta Negra		X
Tarapacá Gran Reserva		X
Tarapacá Zavala		X
Castillo de Molina		X
Gran Tarapacá		X
Tarapacá Terroir		X
Las Encinas		X
Tarapacá Reserva		X
35 South Reserva		X
35 South			X
Urmeneta			X
Gato Negro			X
Tarapacá Varietal			X
León de Tarapacá			X
Gato				X
Manquehuito Pop Wine				X
Etiqueta Dorada				X

Viña Santa Helena
D.O.N (De origen Noble)	X
Notas de Guarda		X
Parras Viejas		X
Vernus		X
Selección del Directorio		X
Santa Helena Reserva			X
Santa Helena Varietal			X
Siglo de Oro			X
Gran Vino				X
Viña Misiones de Rengo
Misiones de Rengo Cuvée		X
Misiones de Rengo Reserva		X
Misiones de Rengo Varietal			X
Viña Mar
Viña Mar Reserva Especial		X
Viña Mar Reserva		X
Viña Mar Espumante		X
Casa Rivas		X
Viña Altaïr
Altaïr	X
Sideral		X
Viña Leyda
Leyda Lot	X
Leyda Reserva		X
Leyda Single Vinyard		X
Bodega Tamarí
Malbec Reserve		X
Torrontes Reserva		X
Malbec Varietal			X
Finca la Celia
Supremo		X
La Celia		X
La Consulta			X
Furia				X
Gato			X
Magallanes			X

The following table presents our breakdown of total sales volume in thousands of liters by category of VSPT’s Chilean wines during 2011:

Category	Domestic	Export	Total
	(in thousands of liters)
Premium	3,231	8,504	11,736
Varietal	5,660	44,181	49,841
Popular-Priced	49,005	4,353	53,358
Bulk	0	4,939	4,939
Total	57,896	61,978	119,874

The following table presents our breakdown of total sales volume in thousands of liters by category of VSPT’s Argentine wines during 2011:

Category	Domestic	Export	Total
	(in thousands of liters)
Premium	453	1,029	1,482
Varietal	1,312	3,461	4,773
Popular-Priced	-	-	-
Bulk	347	622	969
Total	2,112	5,112	7,224

As of December 31, 2011, VSPT’s storage capacity totaled 91.9 million liters and its peak bottling and packaging capacity totaled 72,600 liters per hour (excluding 3.4 million liters of storage capacity in Viña Valles de Chile S.A. which, as explained before, we began consolidating in December 2011).

Domestic Market.  Our Chilean domestic wine is packaged in bottles, jugs, cartons, and bag-in-box containers at VSPT’s production facilities in Lontué, Molina and Isla de Maipo. The following chart shows our packaging mix for domestic wine sales for the last three years:

	Percentage of Total Domestic
	Wine Sold in Chile
Container	2009	2010	2011

Carton	67%	68%	63%
Glass Bottles	33%	32%	37%
Bag-in-Box	0%	0%	0%
Total	100%	100%	100%

Beer is the principal substitute product for wine in Chile.  In addition, our wine products may also compete with other alcoholic beverages, such as spirits (mainly pisco), and with non-alcoholic beverages, such as soft drinks and juices.

The average price for our domestic wine customers was CLP758.5 and CLP842.4 per liter in 2010 and 2011, respectively, experiencing a growth of 11.1%.  Our wine price policy is mainly determined as a consequence of four factors: a) market prices, b) change in sales mix, c) inflation rate and d) desired profit margin in relation to costs of raw materials.

Export Market.  According to industry sources, exports of Chilean wine increased from approximately 43 million liters in 1990 to 664 million liters in 2011, at a compounded annual growth rate of 13.9%.  During 2010 and 2011, Chilean wine exports reached 733 million liters and 664 million liters, respectively.  The 9.4% volume decrease from 2010 to 2011 was due to the shift of focus towards selected destination markets with better margins and competitive advantages. We believe that Chilean wine exports have grown steadily due to their comparatively low prices and positive international image, as well as due to external factors, such as low wine production in the Northern Hemisphere in certain years.

VSPT exported, 67.8 million liters 70.0 million liters and 67 million liters of wine in the last three years, respectively.  During 2011, VSPT exported wine to more than 80 countries worldwide.  Exports accounted for net sales of CLP86,505 million and CLP83,961 million in 2010 and 2011, respectively.  In 2011, VSPT’s primary export markets included Brazil, the United States, Finland, Paraguay, China and Netherlands.

Most exported wine is sold in glass bottles, except for a certain quantity of unbranded wine that is occasionally sold in bulk, as well as the amount that is sold in bag-in-box containers.  The following chart shows our packaging mix for export Chilean wine volume in the last three years:

	Percentage of Total Export
	Wine Volume from Chile
Container	2009	2010	2011

Glass Bottles (1)	72%	77%	80%
Bulk	17%	12%	8%
Carton	12%	10%	12%
Total	100%	100%	100%

(1) Includes jugs.

We experienced an increase of 1.8% from CLP1,280.8 per liter in 2010 to CLP1,304.3 in 2011 in the average price to our Chilean export wine customers mainly due to a stronger Chilean peso as compared to the exports destination countries’ currencies, given that  the U.S. dollar export average price increased.

Raw Materials and other supplies.  The principal raw materials and packaging materials that VSPT uses in its production process are purchased and harvested grapes, purchased wine, bottles, carton containers, corks and cardboard boxes.  VSPT obtained approximately 54% of the grapes used for export wines from its own vineyards during 2011. Of the wine sold in the domestic market, 4% are grapes from our vineyards, 12% of grapes are purchased and vinified for us and the rest is purchased from third parties, tested to assure compliance with our quality standards and blended at the winery before packaging. In 2011, approximately 68% of the wine used in domestic sales was purchased from ten local producers: Corretajes Vinicola Patacon SPA, CPCh, Agro Comercial Metropolitana Ltda., Torres y Cía. Ltda., RR Wine LTDA, Viña Saavedra Ltda., Viñedos Errázuriz Ovalle S.A, Aguilera y Barrios Ltda., Vinícola Los Cerrillos y Cia Ltda., and Coop. Vitiv. Loncomilla Ltda.  VSPT has various alternative sources of supply, which can be used when they are attractive. VSPT’s bottles are principally purchased from Cristalerías Chile and Saint Gobain; however, when prices have been favorable, VSPT has purchased bottles from other local and international suppliers.  Carton containers are purchased either from Tetra Pak de Chile Comercial Ltda. or from SIG Combibloc Inc. and are assembled in VSPT’s own automated packing lines.

The prices of the principal raw materials used in the production of wine in Chile have experienced some recent volatility. In addition, from time to time, prices of grapes and wine can vary depending on fluctuations in demand and supply factors.

Domestic Sales, Transportation and Distribution.  After production, bottling, and packaging, wine is either stored at the production facilities or transported to one of 21 warehouses.  The warehouses are part of our warehouse network and are located throughout Chile.  VSPT wines is distributed and sold in Chile through our sales and distribution network, under the same system and payment terms as all our other products. See “Item 4: Information on the Company- Business Overview-Summary-Distribution Network”

We distribute our wine products throughout Chile, in the territories not covered by Comercial CCU or Comercial Patagona, with our own sales force, to:

•         off-premise retail: small and medium-sized retail outlets, which in turn sell wine to consumers for take-out consumption;

•         on-premise retail: retail establishments such as restaurants, hotels and bars for on-premise consumption;

•         wholesalers; and

•         supermarket chains.

For the last three years, the percentage mix of the above distribution channels for our wine products in Chile was as follows:

	Percentage of Total Wine Products Sold

Distribution Channels	2009	2010	2011

Off-premise retail	27%	26%	29%
On-premise retail	5%	6%	6%
Wholesalers	28%	29%	28%
Supermarkets	40%	38%	37%
Total	100%	100%	100%

VSPT sales force of 144 salesmen as of December 2011, sells our wine products directly to approximately 7,596 customers, none of which accounted for more than 2% of our total wine sales by volume, with the exception of four supermarket chains that represented 30%.  We do not maintain any long-term contractual arrangements for the sale of wine with any of our customers.

Export Sales, Transportation and Distribution.  VSPT has a presence in more than 80 countries. In order to increase its presence in the international market, VSPT has distribution agreements with key distributors, such as Pernod Ricard in Sweden, Finland, Norway and Estonia, Shaw Ross International in the U.S., a subsidiary of Southern Wine and Spirits, a major wholesale distributor that has been recognized as the best U.S. distributor by Wine Enthusiast Magazine, DGS and Baarsma in Holland and Denner in Switzerland. In Canada we have distribution agreements with Diamonds Wines, in Korea with Keumyang, as well as agreements with other distributors.  In France and Germany VSPT has distribution agreements with LGCF and with Direct Wines in the United Kingdom.

Geographical Markets.  In Chile, Santiago and surrounding areas (referred to as the Metropolitan Region), which account for approximately 40% of the Chilean population, represented approximately 38% of total domestic sales of VSPT products by volume in 2011.

The following table provides the distribution of VSPT’s exports from Chile during 2011 by geographical markets:

		Percentage
Market	Volume (1)	of Total Exports
	(thousands of liters)

Europe	24,317	43%
Latin America	17,348	30%
USA and Canada	8,853	16%
Others	6,502	11%
Total	57,020	100%
(1) Excludes bulk exports

Competition.   The wine industry is highly competitive in both the domestic and the export markets. VSPT’s domestic market share was approximately 25% in 2011.  In Chile, VSPT competes directly against all other Chilean wineries.  We believe that VSPT’s primary domestic competitors, Concha y Toro and Santa Rita, derive their relative competitive strengths from their wide portfolio of products, well-recognized brand names and established distribution networks.  In 2011, Concha y Toro and Santa Rita had a market share of approximately 30% and 29%, respectively.  VSPT also competes with Santa Carolina and numerous medium-sized wineries, including Undurraga and Cousiño Macul, and many small wine producers that make up Chile’s informal wine market.

Internationally, VSPT competes against Chilean producers as well as with wine producers from other parts of the world. According to information compiled by the Wineries of Chile Association, VSPT is the second-largest exporter of Chilean wines with a market share of approximately 12% in 2011, excluding bulk wine.  Our other principal Chilean competitors, namely Concha y Toro, Santa Rita and Santa Carolina had market shares of 34%, 6% and 5%, respectively.

Our Spirits Business

Overview.   In February 2003, we added a new product to our beverage portfolio, pisco, which began selling under the brand Ruta Norte, and was produced by our subsidiary Pisconor S.A.  Pisco is a distilled wine spirit, very popular in Chile, produced exclusively in Region III and IV of Chile and in the southern regions of Peru.

In March 2005, we entered into an association agreement with the second-largest pisco producer in Chile, Control.  A new entity, CPCh, was created, after Pisconor and Control contributed their assets and commercial brands. Currently we own 80% of CPCh and Control owns the remaining 20%.

In May 2007, CPCh entered the rum category, the second most consumed spirit in Chile and the then fastest growing spirit category. The alcohol to produce the rum is imported and we finish the production process locally.  We sell rum under our proprietary brand “Sierra Morena”.

During 2008, we added several pisco and pisco based cocktail brands as well as new varieties of its rum brand to its portfolio.

In June 2010 CPCh purchased Fehrenberg, a small, but well-recognized spirits brand produced in Chile.

In July 2011 CPCh began the distribution of Pernod Ricard products (Chivas Regal, Ballantine’s, Havana Club, Beefeter and Absolut among others) through the traditional channel, that is exept supermarkets with centralized distribution. In December 2011, the subsidiary Compañía Pisquera de Chile S.A. (CPCh) signed a license agreement  for the commercialization and distribution of the Bauzá brand of pisco in Chile. In addition, this transaction also considers the acquisition by CPCh of 49% of the licensor society Compañía Pisquera Bauzá S.A., owner of the brand Bauzá in Chile.

The Chilean Pisco and Rum Markets. Traditionally, beer, wine and pisco have been the principal alcoholic beverages consumed in Chile. We estimate that annual pisco consumption in Chile was 36 million liters, or approximately 2.1 liters per capita in 2011.  In addition, we estimate that annual rum consumption in Chile was 23 million liters, or approximately 1.4 liter per capita during 2011.

The table below sets forth our estimates of pisco and rum consumption in Chile during each of the last five years:

Year	Total Pisco Sales Volume (1)	Pisco per Capita (2)	Total Rum Sales Volume (1)	Rum per Capita (2)
	(in millions of liters)	(liters)	(in millions of liters)	(liters)

2007	40.6	2.4	15.5	0.9
2008	38.0	2.3	20.2	1.2
2009	35.7	2.1	21.4	1.3
2010	35.8	2.1	23.9	1.4
2011	36.3	2.1	23.4	1.4

(1) Based on our sales data and information from Nielsen. Includes FAB in the case of pisco
(2) Population estimated in accordance with Chile’s national census of April 2002.

We estimate that total pisco consumption in Chile decreased at a four-year compounded annual growth rate of 2.8% between 2007 and 2011.  During 2011, the pisco market increased 1.3%.  We estimate that total rum consumption in Chile increased at a four-year compounded annual growth rate of 10.7% between 2007 and 2011. During 2011, the rum market decreased 2.1% from the prior year, as a result of changes in consumers’ preferences and wider selection of imported liquors due to a stronger Chilean peso.

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

Spirits Production and Marketing in Chile.  Our production of spirits in Chile generated net sales of CLP43,218 million and CLP50,936 million representing 5.2% and 5.3% of our total net sales in 2010 and 2011, respectively.  The increase experienced in 2011 is mainly due to the introduction of more premium beverages producing a higher value sales mix.

We produce and market ultra-premium, premium, medium-priced and popular-priced pisco brands in Chile, as well as premium and medium-priced rum.  The following table shows our principal pisco brands:

Ultra premium	Premium	Medium-priced	Medium-priced	Popular-priced
pisco brands	pisco brands	pisco brands	RTD brands	pisco brands
Control	3RRR	Campanario	Campanario Sour	La Serena
Control C	Mistral	Ruta Norte	Campanario Sour Light
Mistral Nobel	Mistral Creme	Mistral Ice	Campanario Pica
Mistral Gran Nobel	Bauzá (1)	Mistral Ice Mango	Campanario Berries
MOAI			Campanario Chirimoya
Horcón Quemado			Campanario Cola de Mono
Campanario Dulce de Leche
Campanario Lúcuma
Campanario Mango
Campanario Melón Calameño
Campanario Melón Tuna
Campanario Piña Colada
Campanario Vaina
Ruta Sour
Ruta Sour Light
Ruta Sour Pica
Ruta Berries
Ruta Mango
Ruta Manzana
Ruta Pica
Ruta Piña Colada
Macerado
(1) Distribution License

After the completion of the CPCh transaction with Control, we expanded our proprietary brand portfolio considerably, adding brands such as Campanario in the mainstream and cocktail categories (which accounts for 43% of our pisco sales), as well as Control C, Mistral Nobel and Tres Erres in the ultra-premium segment, Mistral in the premium segment and La Serena in the convenience category.

In the rum market, our proprietary brands are Cabo Viejo in the standard-priced segment, Sierra Morena Añejado in the medium-priced segment, Sierra Morena Extra Añejado in the premium segment and Sierra Morena Imperial in the ultra-premium segment.

In 2011, our spirits were produced at four plants which are located in Regions  III and IV of Chile. The bottling process was done in the Ovalle plant bottling facility. Horcón Quemado and Fehrenberg are produced and bottled in a third-party plant.

Raw Materials and other supplies. The principal raw and packaging materials used in our production of pisco and rum are purchased grapes, purchased wine, cane alcohol, bottles, caps and cardboard boxes.  Grapes are purchased under long-term contracts with members of Control.  Nevertheless, various alternative sources of supply can be used when they are attractive. Cane alcohol is imported from Panamá and the Dominican Republic. We mainly purchase bottles from Cristalerías Chile and Cristalerías Toro. All of our spirits are bottled in non-returnable glass bottles at our production facilities.

The price of grapes, wine and alcohol used in pisco production has been volatile based on demand and supply factors.

We believe that all of the contracts or other agreements between us and third-party suppliers, with respect to the supply of raw materials for pisco and rum products, contain standard and customary commercial terms and conditions. With the exception of our long term contract with Control, we do not believe we are dependent on any one supplier for a significant portion of our important raw materials.  During the past years, we have not experienced any material difficulties in obtaining adequate supplies of necessary raw materials at satisfactory prices, nor do we expect to in the future.

Sales, Transportation and Distribution.  We have the capacity to reach 21,190 customers either directly through our dedicated sales force or through Comercial CCU’s sales force. As of December 31, 2011, our dedicated sales force of 94 salesmen served 9,330 customers in the territories where Comercial CCU and Comercial Patagona do not operate. This system enables us to maintain frequent contact with our customers, obtain more timely and accurate marketing-related information and maintain good working relationships with our retail customers. See “– Business Overview–Summary–Distribution Network.” None of our customers accounted for more than 3% of our total spirits sales by volume, with the exception of three large supermarket chains that represented in the aggregate 28% of total spirits sales.  During 2011, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains.  We do not maintain any long-term contractual arrangements for the sale of spirits with any of our customers in Chile.

Since 2003, after production, bottling and packaging, our spirits are either stored at one of our production facilities or transported to a network of 21 owned or leased warehouses which are located throughout Chile. These warehouses are part of CCU’s sales and distribution system.

Our customers make payment for our products either in cash at the time of delivery or in accordance with one of various credit arrangements. Payment on credit sales for spirits is generally due 51 days from the date of delivery. Credit sales accounted for 51% of our spirits sales in Chile in 2011. Losses on credit sales of spirits in Chile have not been significant.

We distribute our spirits throughout Chile to:

•         supermarket chains,

•         off-premise retail: small and medium-sized retail outlets, which in turn sell spirits to consumers for take-out consumption;

•         on-premise retail: retail establishments such as restaurants, hotels and bars for on-premise consumption; and

•         wholesalers.

In the last three years, the percentage of spirits sales attributable to each of these distribution channels in Chile was as follows:

Percentage of Total Spirits Sold

Distribution Channels	2009	2010	2011
Supermarkets	40%	41%	38%
Off-premise retail	31%	28%	28%
On-premise retail	7%	7%	8%
Wholesalers	22%	24%	26%
Total	100%	100%	100%

The following table sets forth our pisco sales volume, by category, during each of the last three years:

Category	2009	2010	2011
	(in millions of liters)
Ultra premium	0.2	0.3	0.3
Premium	5.9	6.6	7.5
Medium-priced	2.9	2.6	2.3
Medium-priced mix (1)	6.9	7.2	7.1
Popular-priced	1.2	1.2	1.1
Total	17.1	17.8	18.3

(1) Ice Blend, Sours and Cream cocktails

The following table sets forth the changes in the average price per liter to our customers for spirits for the periods indicated:

	Spirits in Chile ( in CLP)

	2009	2010	2011

Average price per liter	1,890.8	1,912.2	2,162.1
% growth	5.2	1.1	13.1

Geographical Markets.   Santiago and the surrounding areas (referred to as the Metropolitan Region) account for approximately 40% of the population of Chile and accounted for approximately 40.6% of our spirits sales by volume in 2011.

Competition.  According to Nielsen figures, our share of the Chilean pisco market, over the last four years is as follows:

Year	Our Chilean Market Share for pisco (1)

2007	46%
2008	45%
2009	45%
2010	47%
2011	47%
(1) Source: Nielsen

Our principal competitor in the pisco business is Cooperativa Agrícola Pisquera Elqui Ltda. (“Capel"), which is the market leader.  According to Nielsen numbers, we had 46.5% market share in 2011, although our internal estimate is somewhat higher (50.3%), including the Bauzá brand in the last bi-mester of 2011.

Our competitor Capel has nine production facilities located in Regions III and IV of Chile and distributes its products throughout the country. Capel uses its own sales force, as well as third-party distributors.  Sales of Capel’s brands of pisco by volume accounted for approximately 53% of total pisco sales in 2009, 50% in 2010 and 50% in 2011, according to Nielsen figures.  We estimate that Capel has an annual production capacity which allows it to process in excess of 105 million kilos of grapes, which almost doubles our grape processing capacity.

Pisco is a spirit that is produced only in the northern part of Chile and the southern part of Peru.  For this reason, imported pisco is not a significant component of the Chilean pisco market.  We estimate that imports accounted for less than 1% of total pisco sales by volume during 2011.

According to Nielsen calculations, our estimated average share of the Chilean rum market was 13% in 2009, 15.1% in 2010 and 17.7% in 2011.  Our principal competitors by volume in the rum business are Mitjans S.A. and certain imported brands such as Pampero, Bacardi and Barceló.

Our Other Businesses

Plastic Bottles

Through our subsidiary Fábrica de Envases Plásticos S.A. (PLASCO), we own and operate a plastic factory in Renca which supplies most of the pre-forms, returnable and non-returnable bottles and closures, primarily used by us in the packaging of our soft drinks and water products. Additionally, PLASCO has bottle- blowing machines in ECUSA’s factory in Santiago and Antofagasta.

The manufacturing of both returnable and non-returnable plastic bottles involves a two-step process.  The first step consists of an injection molding process, which manufactures pre-forms from PET resin.  The second step involves blowing plastic bottles from the molded pre-forms.  We purchase resin and complete the two-step process in order to fulfill the majority of our bottling requirements.  In some cases, we purchase pre-forms manufactured by third-party suppliers and complete only the bottle-blowing step at our own facilities.

The manufacturing of plastic caps also involves a two-step process. The first step consists of a compress molding process, which manufactures caps from PP resin. The second step consists in the decoration of the plastic caps with an off set printing process.

Prices of principal raw materials required by our PLASCO subsidiary have been volatile during 2011. In addition, as in all other business segments, PLASCO’s energy costs had a significant increase.

In 2011, all pre-forms, returnable and non-returnable plastic bottle needs of ECUSA were supplied directly by PLASCO with the exception of five-liter bottles, which are bought by ECUSA in small quantities from third-party suppliers. During 2011, PLASCO sold 295 million bottles.  Of all bottles, approximately 91% were blown in PLASCO and manufactured with PLASCO pre-forms. The remaining 9% were produced with purchased pre-forms or purchased bottles. Our subsidiary also sold 123 million pre-form. Of these, approximately 80% were manufactured by PLASCO and later blown into bottles by Aguas CCU-Nestlé Chile S.A.. The remaining 20% of pre-forms were produced and sold by PLASCO and blown in Ecusa with PLASCO bottle-blowing machines. PLASCO has, to date, not made any bottle sales to third parties. Plastic bottle and pre-form sales by volume increased from 393.1 million in 2010 to 417.6 million in 2011. During 2011 PLASCO sold 289.4 million of plastic caps (240 million in 2010).

PLASCO’s net sales of CLP30,453 million, EBIT of CLP2,566 million and net income of CLP1,433 million in 2011, represented an increase of 9.75 % and 13.6%, and a decrease of 20.3%, respectively, over 2010.

Sweet Snacks

In January 2004, we entered the sweet snacks business by means of a joint venture between our subsidiary ECUSA (currently, this investment belongs to our subsidiary CCU Inversiones S.A.) and Empresas Lucchetti S.A. (currently, Industria Nacional de Alimentos S.A.), a subsidiary of Quiñenco, with a 50% interest each in Calaf S.A. (today, Foods), a corporation that acquired the trademarks, assets and know-how, among other things, of Calaf S.A.I.C. and Francisca Calaf S.A., traditional Chilean candy makers, renowned for more than a century.  In August 2005, Calaf acquired the assets and know-how of Bortolaso S.A., a cookie factory with more than 50 years of existence in the country, enabling Calaf to increase its presence in the most important segment of the sweet snacks business.  In October 2007, Calaf acquired the traditional cereal brand Natur, allowing Calaf to enter and commence growing in the quickly developing healthy foods category. In August 2008, Foods bought 50% of Alimentos Nutrabien S.A. the leading company in home-made sweet snacks products. The three brands –Calaf, Natur and Nutrabien– have niche products aimed at specific market segments. This niche segmentation along with enhancement in formula and raw materials, is expected to improve the company’s brand equity.  We sell Foods’ products through CCU’s sales platform to 68,373 clients, with the potential to reach more than 110,000 clients and with a dedicated sales force that serves the supermarket chains.

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

All establishments dealing in alcoholic beverages, whether wholesale or retail, require a special municipal license, the cost of which is fixed by the law and varies according to the nature of the outlet or point of sale (i.e. liquor store, tavern, restaurant, hotel, warehouse, etc.).  We are in possession of all licenses necessary for our wholesale operations.Law N°19.925 set new opening and closing hours; limited geographical areas for the sale of alcohol; reduced the maximum number of licenses to be granted by zones and population; increased criminal liability for selling alcohol to persons under eighteen years of age; and tightened the restrictions, imposing prison sentences and higher fines, for violations formerly deemed lighter.  One of its most important innovations is to forbid the sale of alcohol to minors at all outlets, and not just for on-premise drinking (the only exception retained is the case of children who are served meals when accompanied by their parents).

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

National Law N°18,284 (the Argentine Food Code, or the “Code”) regulates the manufacturing and packaging of food and beverages.  The Code provides specific standards with which manufacturing plants must comply and regulates the production of food and beverages mentioned in the Code.  The Code also specifies the different methods in which beer may be bottled as well as the information to be provided on labels.  National Law N° 24,788, enacted in March 1997, established the national minimum age requirements for the purchase of alcoholic beverages. Under this law the sale of alcoholic beverages is not permitted to persons under 18 years of age, and the health authorities of each province undertake the enforcement of the Code. In the Federal Capital and many provinces of Argentina, local law restricts the sale of alcoholic beverages, particularly between the hours of 11 p.m. and 8 a.m., and establishes harsh penalties for infringement.

The Argentine congress continues to consider proposed legislation to improve enforcement of drinking laws by limiting the hours permitted for the advertisement of alcohol products on radio and television as well as any content in such advertisement associating alcohol consumption with healthy activities.

There are currently no material legal or administrative proceedings pending against us in Argentina with respect to any regulatory matter.  We believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business in Argentina.

Organizational Structure

Ownership Structure as of March 31, 2012

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

Quiñenco is the holding company of one of Chile’s largest business conglomerates, with investments in various sectors of the Chilean economy.  Quiñenco’s principal holdings include Banco de Chile (the second-largest bank in Chile), CSAV (the largest shipping company in America and one of the largest worldwide), ENEX (the second-largest retail fuel distributor)  and Madeco S.A. (principal shareholder of French cable producer Nexans and leading manufacturer of flexible packaging, copper and aluminum-based products).

Heineken, the Dutch brewer, is one of the largest brewers in the world with 140 breweries in more than 70 countries and 64,252 employees worldwide.  Heineken group beer volume was 164.6 million hectoliters during 2011, the principal brands being Heineken and Amstel.

The following table provides our significant subsidiaries as of March 2012:

Subsidiaries	Country	Ownership Interest
CCU Chile	Chile	100.00%
CCU Argentina	Argentina	100.00%
ECUSA	Chile	99.94%
Aguas CCU-Nestlé	Chile	50.10%
VSPT	Chile	50.01%
CPCh	Chile	80.00%

Property, Plant and Equipment

Set forth below is information concerning our production facilities as of December 31, 2011, all of which are owned and operated by us or our subsidiaries:

	Nominal Installed	Utilized Capacity	Average Utilized
	Monthly Production	During	Capacity
	Capacity	Peak Month (1)	During 2011 (2)	Facility Size(3)
	(in million liters)	(%)	(%)	(square meters)
Beer Production Facilities
Santiago	54.3	96.6%	72.3%	151,781
Temuco	12.0	90.8%	71.6%	51,026
Kunstmann	0.9	90.5%	70.1%	5,019
Chile Total	67.2	95.5%	72.1%	207,826

Santa Fe	24.9	104.4%	93.3%	58,989
Salta	6.0	55.5%	42.8%	10,866
Luján(4)	28.4	77.7%	55.3%	113,869
Argentina Total	59.2	88.1%	70.7%	183,724

Soft Drinks Production
Santiago	81.3	70.9%	59.3%	129,792
Antofagasta	17.7	28.0%	15.9%	36,789
Total	99.0	63.2%	51.5%	166,581

Purified Water Production
Santiago	16.2	12.2%	12.1%	1,989
Total	16.2	12.2%	12.1%	1,989

Mineral Water Production
Coinco	40.5	40.4%	27.0%	16,702
Casablanca	2.0	8.7%	5.9%	3,347
Total	42.5	38.9%	26.0%	20,050

(1) Based on the year ended December 31, 2011. Utilized Capacity During Peak Month is equal to production output as a percentage of Nominal Installed Production Capacity during our peak month for each respective plant. Nominal Installed Monthly Production Capacity is defined as production capacity for current product/packaging mix within 25 days per month and 3 shifts per day. The implicit slack (spare) capacity does not necessarily measure real slack capacity. We believe that real production capacity is less than the nominal installed production capacity as adjustments are required for real machinery performance, packaging mix, availability of raw materials and bottles, seasonality within the months and other factors. As a result, we believe that the peak monthly capacity utilization rates shown above understate real capacity utilization and that slack capacity is overstated. We estimate that during the peak month in 2011, the real slack capacity amounted to approximately 1.6 million liters in Chilean beer, 5.8 million liters in Argentine beer, 16.0 million liters in soft drinks , 14.2 million liters in purified water and 15.8 million liters in Chilean mineral water.

(2) Average Utilized Capacity during 2011 equals the plant’s total production output as a percentage of nominal installed annual production capacity in 2011. Nominal installed annual production capacity is calculated by multiplying the Nominal Installed Monthly Production Capacity by 11 months (on average, a one month period is required each year for maintenance and repairs). Given the seasonal nature of our beer production and sales, these figures underestimate capacity utilization during peak months.

(3) Facility size equals total built area including warehousing logistics activities.

(4) Includes Cider Production (Mendoza, Pilar and Cuidadela Plants).

Because these figures are calculated across various sku (products/packaging combination), the results correspond to averages and therefore, no investments decisions should be made based solely on these figures.

Our installed vinification and storage capacity is shown in the table below:

	Installed Vinification	Storage Capacity in Tanks	Facility
	Dinamic Capacity (1)	and Barrels	Size
	(million liters)	(million liters)	(square meters)
Wine Production Facilities
Lontué	-	12.9	24,709
Molina	28.0	38.8	50,307
Totihue	0.7	0.8	5,374
Santa Helena	2.5	2.5	7,134
Tarapacá	8.5	13.1	27,481
Viña Mar	2.4	3.1	8,086
Casa Rivas	2.4	3.0	4,315
Misiones de Rengo	6.0	7.9	17,174
Chile Total	50.5	82.1	144,580

Finca La Celia	7.5	7.5	9,675
Tamarí	2.0	2.3	3,418
Argentina Total	9.5	9.8	13,093

(1): Considers on average two times utilization fermentation tank capacity.

As of December 31, 2011, VSPT had a nominal filling capacity of 29,280 liters per hour at its Lontué plant, 26,820 liters per hour at its Molina plant, 9,000 liters per hour at its Tarapacá Plant, 1, 050 liters per hour at its Misiones de Rengo Plant and 1,500 liters per hour at its Viña Mar Plant. At FLC in Argentina, VSPT had a nominal filling capacity of 6,000 liters per hour.

Our installed spirits production capacity is shown in the table below:

	Installed Production	Facility Size
	Capacity (1)	(square meters)
	(million liters)
Spirits Production Facilities
Pisco Elqui	1.20	12,032
Sotaquí (2)	-	12,078
Monte Patria	12.54	33,726
Salamanca	2.92	8,746
Ovalle (3)		33,974
Total	16.7	100,556

(1): 26ºGL
(2): Sotaqui Planta, only produced wines.
(3): Ovalle Plant is a bottling.

As of December 31,2011, we had a nominal bottling capacity of 10,385 liters per hour at our Ovalle Plant (18,028 square meters).

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

Through the enactment of Law N°20,417 in 2010 (amending Law N°19,300) a new Ministry of Environment was established, which will gradually replace the CONAMA. This new governmental body is now responsible for the development, implementation and enforcement of various instruments regarding environmental management in relation to standards, protection of natural resources, environmental education and pollution control, among other responsibilities.

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

Argentina

New laws and regulations are being enacted in Argentina as a result of heightened community concerns for environmental issues.  As a consequence, there are several statutes imposing obligations on companies regarding environmental matters at the federal, provincial, and municipal levels.  On many occasions, private entities operating public utilities such as water supply and sewage, are in charge of controlling and enforcing those regulations.  Many of these regulations have been recently enacted and little precedent exists as to their scope. All three of CCU’s breweries have been awarded the Certificado  de Aptitud Ambiental (Environmental Aptitude Certificate) which is the principal document endorsing the companies environmental management in each provincial state.

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

Over the last several years CCU Argentina has implemented a complete program for the treatment of its industrial waste, which involves the separation, collection, and reusing of the generated solid waste as well as a wastewater treatment plant. The waste program is part of our constant effort to improve environment-related conditions. The principal features of the plant are its productions of biogas which is used as boiler fuel, its minimum space requirements and its low electric power consumption.

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

ITEM 5: Operating and Financial Review and Prospects

Overview

We are a diversified beverage company operating principally in Chile and Argentina.  We are the largest brewery in Chile, the second-largest brewery in Argentina, the second-largest soft drink producer in Chile (after the largest Coca-Cola bottler), the largest mineral water and bottled nectar producer in Chile, the second-largest purified water producer, the second-largest wine producer in Chile, the second-largest Chilean wine exporter and the largest pisco producer in Chile. We also  participate in the sweet snacks, rum and other spirits industries in Chile. Our beer and soft drink products include a wide range of proprietary, licensed and imported brands.

We face certain key challenges and risks associated with our business. These risks include competition within the market place, managing operating costs and the integration and expansion of new products.  We currently have approximately 80.2% of the Chilean beer market; however, competitors are investing in this market and launching new products, therefore, we must concentrate on competitive pricing and marketing strategies to maintain our market share.  Operating costs are subject to variations depending on plant efficiency, product mix and production cycles, and also on US$ commodities prices and the rate of exchange from Chilean pesos to US$ or Euro. Our principal costs include cost of raw and packaging materials, distribution and marketing costs.  We continue to sell and deliver new products to our customers, including products through new licensing agreements and new products through internal development.

The analysis of our results is based on financial statements prepared in accordance with IFRS as issued by the IASB. Since we adopted IFRS in 2009, only the three most recent years are considered in the discussion.

In 2011, we reached new historical records in sales volumes, net sales revenues and EBIT, obtaining an EBIT of CLP190,760 million. We had consolidated net sales of CLP969,551 million, of which 32.3% was accounted for by our beer sales in Chile, 20.4% by our beer sales in Argentina, 25.6% by our non-alcoholic beverages sales in Chile, 14.3% by wine sales, 5.3% by spirits sales and the remainder by sales of other products and/or consolidation eliminations. Our net sales revenues increased 15.7% over the prior year as we increased sales of existing products and had a higher average price per product. EBIT increased 17.7% as a result of a combination of higher gross profit, and the exceptional profit generated by the settlement of the insurance claims related to the February 27, 2010 earthquake in Chile, partially offset by higher expenses and a severance payment related to the cider business in Argentina acquired in December 2010. The net profit attributable to equity holders of the Parent Company increased 10.9% primarily due to higher EBIT, better Other gains and lower Net financing expenses, partially offset by lower Results of indexed units, higher Income tax and Non-controlling interest.

Impact of the February 27, 2010 Earthquake and Tsunami

On February 27, 2010, an 8.8 magnitude earthquake struck the central and south regions of Chile.The earthquake’s impact on CCU’s operations related primarily to damage to infrastructure, inventory destruction and business interruptions, which was adequately covered by our insurance policies. The recovery plan and controls put in place by CCU proved to be effective and brought operations back to normality with minimal unavoidable product supply interruption.

As of December 31, 2010, we had received a material portion of our total estimated losses in payouts under such policies in the amount of CLP21,722 million. In 2011 CCU received the final payment for the losses amounting to CLP21,896 million for a total amount of CLP43,618 million collected from insurance companies. This amount, received in compensation for the losses caused by the February 27, 2010 earthquake, had a CLP13,289 million positive exceptional effect on our 2011 financial results, most of which was recorded in the first quarter ended March 31, 2011 (such results were filed with the SEC pursuant to a Form 6-K on May 9, 2011).

As a result of the February 27, 2010 earthquake, legislation was passed raising the corporate income tax rate in order to pay for reconstruction following the earthquake, which had an adverse effect on our 2011 results. The new legislation increased the corporate tax rate from its previous rate of 17.0% to 20.0% for the income accrued in 2011. For the income accrued in 2012, the rate has decreased to 18.5% and it will further decrease to the prior rate of 17.0% in 2013.

Outlook.  We had a successful 2011, particularly in light of the increasing costs of raw material, fuel and energy and the inflationary pressures in our Argetine operation. In early January, when the commodities price rally began, CCU implemented a contingency plan seeking to preserve margins by focusing on innovations, cost controls and earlier in the year price adjustments.

EBIT

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

The following table presents the net sales and EBIT, and related percentage as a component of net sales, for each of our product segments:

		Year Ended December 31,
	2009		2010		2011
Net sales	(in millions of CLP, except percentages)
Beer Chile Segment (1)	278,170	35.80%	287,981	34.40%	313,017	32.28%
Beer Argentina Segment (1)	137,296	17.70%	156,363	18.60%	198,181	20.44%
Non-alcoholic Beverages Segment (2)	201,512	25.90%	223,476	26.70%	248,509	25.63%
Wine Segment (3)	124,726	16.10%	132,293	15.80%	138,348	14.27%
Spirits Segment (4)	38,830	5.00%	43,218	5.10%	50,936	5.25%
Other (5)	-3,988	-0.50%	-5,072	-0.60%	20,560	2.12%
Total	776,544	100.00%	838,258	100.00%	969,551	100.00%
EBIT
Beer Chile Segment (1)	77,191	56.20%	85,295	52.60%	99,412	52.11%
Beer Argentina Segment (1)	17,328	12.60%	22,028	13.60%	25,129	13.17%
Non-alcoholic Beverages Segment (2)	24,686	18.00%	32,364	20.00%	36,318	19.04%
Wine Segment (3)	12,220	8.90%	10,256	6.30%	16,890	8.85%
Spirits Segment (4)	6,421	4.70%	6,409	4.00%	6,690	3.51%
Other (5)	-464	-0.30%	5,698	3.50%	6,321	3.31%
Total	137,382	100.00%	162,049	100.00%	190,760	100.00%

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
(5) Includes the operating income of the plastic bottle and caps division, non recurring items and consolidation eliminations.

The following table presents EBIT in millions of pesos and as a percentage of net sales:

		Year Ended December 31,
	2009		2010		2011
	(millions of CLP, except percentages and sales volume data)
Net sales	776,544	100.00%	838,258	100.00%	969,551	100.00%
Cost of goods sold	-365,098	-47.00%	-383,813	-45.80%	-450,563	-46.47%
Gross profit	411,446	53.00%	454,445	54.20%	518,987	53.53%
Other operating income	-473	-0.10%	8,263	1.00%	20,136	2.08%
MSD&A	-273,591	-35.20%	-300,659	-35.90%	-348,363	-35.93%
EBIT	137,382	17.70%	162,049	19.30%	190,760	19.68%
Net financing expenses	-10,367	-1.30%	-8,288	-1.00%	-7,334	-0.76%
Results of indexed units	4,190	-0.50%	-5,080	-0.60%	-6,734	-0.69%
Exchange rate differences	-1,390	-0.20%	-1,401	-0.20%	-1,079	-0.11%
Share of profits of associates & joint	1,349	0.20%	966	0.10%	1069.311	0.11%
ventures
Other gains/(losses)	21,925	2.80%	655	0.10%	3010.058	0.31%
Income before taxes	153,089	19.70%	147,593	17.60%	179,693	18.53%
Income taxes	-11,724	-1.50%	-27,656	-3.30%	-44,890	-4.63%
Net profit for the year	141,365	18.20%	119,937	14.30%	134,802	13.90%
Attributable to:
Equity Holders of Parent Company	128,037	16.50%	110,700	13.20%	122,752	12.66%
Non controlling interest	13,328	1.70%	9,237	1.10%	12,051	1.24%
Sales volume (1):
Beer (Chile) (2)	507.2		514.8		538.6
Beer (Argentina)	391.6		414.2		434.5
Non-alcoholic beverages	600.0		659.1		699.1
Wine (3)	122.0		128.5		121.2
Spirits	19.9		21.2		22.8

(1) In millions of liters.
(2) Free samples for promotions are considered in sales volume.
(3) Includes sales of wine in Argentina for the domestic market, which equaled 2.1 million liters in 2009, 2.9 million liters in 2010 and 2.1 million liters in 2011; wine exports from Argentina, totaling 7.0 million in 2009 and 5.8 million in 2010 and 5.1 million in 2011; and bulk sales export in Chile and Argentina of 11.5 million in 2009, 9.2 million in 2010 and 5.4 million in 2011.

FISCAL YEAR ENDED DECEMBER 31, 2011 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 20101

The major occurrences of the fiscal year ended 2011 were: (a) the sharp increase in the cost of raw materials, fuel and energy as a consequence of the increase in commodity prices; (b) the inflationary pressures experienced by our Argentine operations; (c) the innovations in the spirits segment with two new distribution contracts− one with Pernod Ricard for the distribution of all their brands through the traditional channels, and the other with Bauzá for the distribution of the Bauzá pisco brand in Chile; (d) the final payment received from the insurance companies as compensation for losses incurred as a aconsequence of the February 27, 2010 earthquake; (e) the continued strong acceleration of private consumption in 2011; and (f) increased competition affecting our Chilean beer operations, via price discounts and introduction of new brands particularly in the one-way packaging and premium products market, which affected positively the per capita consumption but had a negative impact on our market share .

Net Sales

Our net sales were CLP969,551 million in 2011 compared to CLP838,258 million in 2010, representing a 15.7% increase, primarily due to higher sales volumes and higher per unit prices in all segments. The net sales performance of each of our business segments during 2011 is described below:

1Segment analysis excludes “Other/eliminations” data.

Beer Chile:  Our net sales of beer in Chile increased 8.7% to CLP313,017 million in 2011, from CLP287,981 million in 2010.  Such increase resulted primarily from a 4.3% increase in unit price and a 4.6% increase in sales volume.  Higher sales volumes were primarily a result of the domestic private consumption acceleration increasing the per capita consumption to 39.1 lt, as well as our effective sales execution. The higher per unit price of our products is a result of a 7% price increase effective June 1, 2011, and of a sales mix that included more premium beverages. A price increase earlier in the year was necessary to protect our margins after the sharp increase in costs due to the higher price of commodities affecting raw material, fuel and electricity.

Beer Argentina:  Our net sales of beer in Argentina increased 26.7% to CLP198,181 million in 2011, from CLP156,363 million in 2010.  This increase was due to 4.9% higher beer sales volume and 22.0% increase in per unit price, measured in Chilean pesos. The higher beer sales volume was a result of a slightly higher market share and better penetration of our products. Higher per unit prices were primarily a result of price increases implemented during 2011 to compensate for increased costs and expenses, as well as a higher percentage of premium products in our sales mix.

Non-alcoholic beverages:  Our net sales of non-alcoholic beverages increased 11.2% to CLP248,509 million in 2011, from CLP223,476 million in 2010.  This increase in sales was due to a 6.1% increase in sales volume and 4.8% increase in unit price, on average. Higher sales volume are a result of increases of 3.9%, 13.7% and 8.0% in carbonated soft drinks, nectars and water volumes, respectively, as a result of increased consumption (resulting in a higher per capita consumption), slightly higher market share, and effective sales execution. Unit price for carbonated soft drinks increased by 5.5%, nectars increased by 3.5% and waters by 1.9%.

Wine:  Our net sales of wine increased 4.6% to CLP138,348 million in 2011, from CLP132,293 million in 2010.  The increase in sales is due to a 0.6% increase in sales volume and a 5.1% increase in unit prices.  The increase in sales volume was the result of a 1.5% increase in Chilean domestic volume and 1.4% increase in Chilean exports, which was partially offset by a 13.0% decrease in volume in Argentina. The increase in unit prices is due mostly to an increase in the average prices of domestic wine and Argentine wine, also expressed in Chilean pesos, which were 11.1% and 7.3% higher, respectively. In addition and despite the appreciation of the Chilean peso  vis-à-vis the currencies of the exports’ destination countries, unit prices of Chilean exports, expressed in Chilean pesos were 1.8% higher than in 2010.

Spirits:  Our net sales of spirits increased 17.9% to CLP50,936 million in 2011, from CLP43,218 million in 2010. This increase in sales is due to a 7.5% increase in sales volume and a 13.1% increase in per unit price due a sales mix that included more premium beverages. As of July 1, 2011 we began distributing the Pernod Ricard brands through traditional channels in Chile.

Cost of Goods Sold

Our cost of goods sold consists primarily of the cost of raw materials, packaging, labor costs for production personnel, depreciation of assets related to production, depreciation of returnable bottles, licensing fees, bottle breakage and costs of operating and principaltaining plants and equipment. Our cost of goods sold  2011 was CLP450,563 million compared to CLP383,813 million in 2010, a 17.4% increase from 2010.  As a percentage of net sales, cost of goods sold was 46.5% in 2011 and 45.8% in 2010. Our cost of goods sold for each business segment during 2011 is described below:

Beer Chile:  Our cost of goods sold for our Chilean beer segment increased 7.6% to CLP122,417 million in 2011, from CLP113,816 million in 2010.  This increase was due to higher costs for some raw materials in U.S. dollars, higher cost of energy, and higher sales mix of premium and one-way products, which tend to have a higher production cost, partially compensated by a stronger Chilean currency.  Cost of goods sold as a percentage of net sales decreased to 39.1% in 2011 from 39.5% in 2010.

Beer Argentina:  Our cost of goods sold for our Argentine beer segment increased 16.6% to CLP77,601 million in 2011, from CLP66,543 million in 2010, due to inflationary cost pressures. Cost of goods sold as a percentage of net sales decreased from 42.6% in 2010 to 39.2% in 2011, primarily as a result of higher average sales prices.

Non-alcoholic beverages:  Our cost of goods sold for our non-alcoholic beverage segment increased 16.3% to CLP126,415 million in 2011, from CLP108,666 million in 2010. This increase was due mostly to higher costs of raw material and energy. Cost of goods sold as a percentage of net sales increased from 48.6% in 2010 to 50.9% in 2011.

Wine:  Our cost of goods sold for our wine segment increased 7.1% to CLP89,850 million in 2011, from CLP83,876 million in 2010.  This increase was primarily a result of higher cost of wine used as raw material in 2011, due to the scarcity created by a colder than usual spring causing a poor vintage. Cost of goods sold as a percentage of net sales increased from 63.4% in 2010 to 64.9% in 2011.

Spirits:  Our cost of goods sold for our spirits segment increased 28.9% to CLP29,153 million in 2011, from CLP22,622 million in 2010 as a result of an increase in the costs of raw materials driven by a higher percentage of premium brands in our mix of products and their higher cost. Cost of goods sold as a percentage of net sales increased from 52.3% in 2010 to 57.2% in 2011.

Gross Profit

Our gross profit increased 14.2% to CLP518,987 million in 2011, from CLP454,445 million in 2010.  This increase was due to an increase in our sales above the increase in cost of goods sold.  As a percentage of net sales, gross profit decreased to 53.5% in 2011  from 54.2% in 2010.

Marketing and Selling, Distribution and Administrative Expenses

Our marketing and selling, distribution and administrative expenses (“MSD&A”) primarily include advertising and promotional expenses, salaries of administrative personnel, maintenance, general expenses, transportation costs and services provided by third parties.  Our MSD&A increased 15.9% to CLP348,363 million in 2011, from CLP300,659 million in 2010.  As a percentage of net sales, our MSD&A remained at 35.9% in 2011. The MSD&A performance of each business segment during 2011 is described below:

Beer Chile:  The MSD&A of our Chilean beer segment increased 9.0% to CLP97,196 million in 2011, from CLP89,203 million in 2010.  The increase in MSD&A is primarily attributable to higher distribution expenses. As a percentage of net sales, our MSD&A increased slightly to 31.1% in 2011 from 31.0% in 2010.

Beer Argentina:  The MSD&A of our Argentine beer segment increased 40.1% to CLP95,289 million in 2011, from CLP68,006 million in 2010.  The increase in MSD&A is primarily due to higher distribution expenses, higher investment in marketing and higher personnel expenses, all related to inflationary pressures.  As a percentage of net sales, our MSD&A increased to 48.1% in 2011 from 43.5% in 2010.

Non-alcoholic beverages:  The MSD&A of our non-alcoholic beverage segment increased 6.4% to CLP88,053 million in 2011, from CLP82,745 million in 2010. This increase is primarily due to higher distribution expenses and other volume related expenses.  As a percentage of net sales, our MSD&A for this segment decreased to 35.4% in 2011 from 37.0% in 2010, primarily as a result of the dilution of fixed expenses due to higher sale volumes.

Wine:  The MSD&A of our wine segment increased 4.9% to CLP40,242 million in 2011, from CLP38,372 million in 2010.  This increase in MSD&A is primarily related to better results. As a percentage of net sales, our MSD&A for this segment increased slightly to 29.1% in 2011 from 29.0% in 2010.

Spirits:  The MSD&A of our spirits segment increased 8.5% to CLP15,592 million in 2011, from CLP14,368 million in 2010.  This increase in MSD&A is primarily due to higher distribution expenses and other expenses related to higher sales and new businesses in 2011 compared to 2010. As a percentage of net sales, our MSD&A for this segment decreased to 30.6% in 2011 from 33.2% in 2010.

Other Operating Income/(expenses) and Exceptional items

The other operating income/(expenses) increased in 2011 resulting in a net income of CLP7,230 million in 2011, as compared to a net income of CLP1,472 million in 2010. With the exception of the Argentine beer  segment, all segments contributed to the positive variance due primarily to the sale of disposable operating assets. During 2011 we recorded the following exceptional items at the EBIT level: (a) the settlement of the insurance claims related to the February 27, 2010 earthquake in Chile, which generated a profit of CLP13,289 million in 2011, offsetting the operational losses caused by the natural disaster, and (b) CLP384 million severance paid related to the cider business in Argentina acquired in December 2010, for a net total of CLP12,905 million. The 2011 net amount compares to the CLP 6,791 million profit recorded in 2010 generated by the sale of physical property in Peru.

EBIT

Our EBIT increased 17.7% to CLP190,760 million in 2011, as compared to CLP162,049 million in 2010, including the described exceptional profit arising from insurance claims related to the February 27, 2010 earthquake. As a percentage of net sales, EBIT increased from 19.3% in 2010 to 19.7% in 2011. Excluding exceptional items, the EBIT would have increased 14.6% and, and as a percentage of net sales, would have decreased to 18.3% from 18.5% in 2010. The EBIT performance of each of our business segments during 2011 is described below:

Beer Chile:  EBIT from our Chilean beer segment increased 16.6% to CLP99,412 million in 2011, from CLP85,295 million in 2010.  Our EBIT margin for this segment increased from 29.6% in 2010 to 31.8% in 2011 or to 30.1% before exceptional items.

Beer Argentina: EBIT from our Argentine beer segment, measured in Chilean pesos, increased 14.1% to CLP25,129 million in 2011, from CLP22,028 million in 2010.  The results of this business segment are affected by the fluctuation of the Chilean peso vis-à-vis the Argentine peso. Our EBIT margin for this segment decreased from 14.1% in 2010 to 12.7% in 2011.

Non-alcoholic beverages: EBIT from our non-alcoholic beverage segment increased 12.2% to CLP36,318 million in 2011, from CLP32,364 million in 2010. Our EBIT margin for this segment increased from 14.5% in 2010 to 14.6% in 2011 or decreased to 14.1% before exceptional items.

Wine: EBIT from our wine segment increased 64.7% to CLP16,890 million in 2011, from CLP10,256 million in 2010.  Our EBIT margin for this segment increased from 7.8% in 2010 to 12.2% in 2011 or decreased to 7.5% before exceptional items.

Spirits: EBIT from our spirits segment increased 4.4% to CLP6,690 million in 2011, from CLP6,409 million in 2010. Our EBIT margin for this segment decreased from 14.8% in 2010 to 13.1% in 2011 or to 12.5% before exceptional items.

Net Financing Expenses

Our net financing expenses decreased 11.5% to CLP7,334 million in 2011 as compared to CLP8,288 million in 2010.  This decrease is primarily due to a lower level of net financial debt in 2011.

Share of profits of associates and joint ventures

CCU has 50% participation in each of the following companies: Cervecería Austral S.A., Foods, Viña Valles de Chile S.A.2 and Promarca. The share of the profit in the referred companies increased 10.7% to CLP1,069 million in 2011, from CLP966 million in 2010.

Result of indexed units and Exchange rate differences

The adjustment applied to our net liabilities due to Chilean inflation and foreign exchange fluctuations resulted in a net loss of CLP7,813 million in 2011, as compared to a net loss of CLP6,481 million in 2010. These results are due to the greater change in the UF3 value as of December 2011 (+3.9%) compared to the same period of 2010 (+2.4%) which increased the negative impact on our net UF denominated liabilities.

Other gains (losses) net

Our other gains increased from a net loss of CLP655 million in 2010 to a net gain of CLP3,010 million in 2011. The change is explained by gains related to hedges covering foreign exchange variations on taxes.

2 The share of profits of Viñas Valles de Chile S.A. takes into account only the first eleven months of 2011. As of December 2011, Viñas Valles de Chile S.A. consolidates under the segment “Wines” after the split of its two principal components: Tabalí and Leyda; the latter remained in VSPT. See “Item4:Information on the Company−Business Overview−Our Wine Business−Overview.”

3 The Unidad de Fomento (UF) is a monetary unit expressed in Chilean pesos, whose value is indexed to Chilean inflation.

Income taxes

Our income taxes for 2011 amounted to CLP44,890 million, translating into an effective consolidated tax rate of 24.9%. Income taxes in 2010 amounted to CLP 27,656 million translating into an effective consolidated tax rate of 18.7%.  Income tax increased by CLP17,234 mainly due to (a) higher profits coupled with a higher corporate income tax rate in Chile (20% in 2011 compared with 17% in 2010), (b) the effect of foreign exchange fluctuations on taxes offset by a reverse sign entry in Other gains/(losses), (c) the settlement of a case with the Chilean tax authorities, (d) higher profits in Argentina coupled with a higher corporate income tax in Argentina, and (e) a one-time loss in Aguas CCU Nestlé taxes, and other prior year’s settlements.

Net profit of the year

Our net profit for 2011 increased 12.4% from CLP119,937 million in 2010 to CLP134,802 million in 2011, primarily as a result of a 14.6% EBIT increase before exceptional items, or  a 17.7% increase after taking exceptional items into account, and a better result of “All other” captions, producing a 21.7% higher Income before taxes, partially offset by a 62.3% higher Income tax.

Net profit attributable to equity holders of parent company

Our Net profit attributable to equity holders of our parent company increased 10.9% from CLP110,700 million in 2010 to CLP122,752 million in 2011 for the reasons explained in the preceding paragraphs.

Net profit attributable to minority interest

Minority interest increased from CLP9,237 million in 2010 to CLP12,051 million in 2011. This increase was primarily due to better results in Aguas CCU-Nestlé and in Viña San Pedro Tarapacá, the latter explained mainly by the effect of the insurance claim settlement.

FISCAL YEAR ENDED DECEMBER 31, 2010 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 20094

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

4 Segment analysis excludes “Other/eliminations” data.

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

Beer Chile:  The MSD&A of our Chilean beer segment increased 3.6% to CLP89,203 million in 2010, from CLP86,072 million in 2009.  The increase in MSD&A is primarily attributable to higher marketing and distribution expenses. The higher marketing expenses were related to image revamping of the Cristal brand, which started in 2009, the activities surrounding the 2010 Soccer World Cup in South Africa and the bicentennial celebration of Chile’s independence. As a percentage of net sales, our MSD&A increased from 30.9% in 2009 to 31.0% in 2010.

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

EBIT

Our EBIT increased 18.0% in 2010 to CLP162,049 million, as compared to CLP137,382 million in 2009, including the described non-recurring profit. As a percentage of net sales, EBIT increased from 17.7% in 2009 to 19.3% in 2010. Excluding non-recurring profit, the EBIT would have increased 13.0% and, as a percentage of net sales, would have increased 0.8%. The EBIT performance of each of our business segments during 2010 is described below:

Beer Chile:  The EBIT from our Chilean beer segment increased 10.5% to CLP85,295 million in 2010, from CLP77,191 million in 2009.  Our EBITmargin for this segment increased from 27.7% in 2009 to 29.6% in 2010.

Beer Argentina:  The EBIT from our Argentine beer segment, measured in Chilean pesos, increased 27.1% to CLP22,028 million in 2009, from CLP17,328 million in 2009.  The results of this business segment are affected by the fluctuation of the Chilean peso vis-à-vis the Argentine peso, taking into account the Chilean peso as functional currency, when IFRS was adopted. Our EBITmargin for this segment increased from 12.6% in 2009 to 14.1% in 2010.

Non-alcoholic beverages:  The EBIT from our non-alcoholic beverage segment increased 31.1% to CLP32,364 million in 2010, from CLP24,686 million in 2009. Our EBITmargin for this segment increased from 12.3% in 2009 to 14.5% in 2010.

Wine:  The EBIT from our wine segment decreased 16.1% to CLP10,256 million in 2010, from CLP12,220 million in 2009.  Our EBITmargin for this segment decreased from 9.8% in 2009 to 7.8% in 2010.

Spirits:  The EBIT from our spirits segment decreased 0.2% to CLP6,409 million in 2010, from CLP6,421 million in 2009. Our EBITmargin for this segment decreased from 16.5% in 2009 to 14.8% in 2010.

Net Financing Expenses

Our net financing expenses decreased 20.1% to CLP8,288 million in 2010 as compared to CLP10,367 million in 2009.  This decrease is primarily due to a higher level of financial debt in 2009 as a result of the refinancing of a USD$100 million loan that was originally due in November 2009 and the acquisition of Viña Tarapacá. We improved our liquidity by offering local bonds in April 2009.

Share of profits of associates and joint ventures

CCU has 50% participation in each of the following companies: Cervecería Austral S.A., Foods, Viña Valles de Chile S.A. and Promarca. The share of the profit in the referred companies decreased 13.7% to CLP966 million in 2010, from CLP1,349 million in 2009.

Result of indexed units and Exchange rate differences

The adjustment units applied to our liabilities due to Chilean inflation and foreign exchange fluctuations resulted in a net loss of CLP6,481 million in 2010, as compared to a net profit of CLP2,800 million in 2009. These results are largely due to the effect of a negative 2.3% inflation rate in 2009, compared to a positive inflation rate of 3.0% in 2010, over the Company’s UF5 denominated liabilities, despite the lower average UF liability balances held in 2010.  A loss results from holding a net position of UF denominated liabilities during inflationary periods, or from holding foreign currency denominated liabilities in excess of foreign currency denominated assets during periods of devaluation of the Chilean peso.

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

5The Unidad de Fomento (UF) is a monetary unit expressed in Chilean pesos, whose value is indexed to the Chilean inflation.

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

Liquidity and Capital Resources

Our principal source of liquidity has been cash generated by our operating activities, which amounted to CLP150,844 million, CLP159,265 million and CLP167,370 million during 2009, 2010 and 2011, respectively.

Our cash flow from operations and working capital are our primary sources to meet both our short-term and long-term obligations. In the opinion of our management, they are sufficient to this end.

The principal component of cash flows generated by operating activities in 2011 were amounts collected from clients net of payment to suppliers of CLP425,149 million compared to CLP365,609 million in 2010 and CLP392,971 million in 2009.

Due to the damages caused by the earthquake of February 27, 2010, during 2011 and 2010 the Company received from its insurance company a total cash compensation of CLP43,617,835. Of this amount, CLP21,896,076 was received in 2011, of which CLP 15,506,731 was reflected in cash flows from operating activities, compared to CLP21,721,759 in 2010, and the remaining CLP6,389,345 was reflected in cash flows from investing activities.

In 2011, our cash flows used in financing activities totalled CLP65,238 million compared to CLP79,364 million in 2010 and CLP37,057 million in 2009. The principal components of cash flows used in financing activities consisted of dividends paid of CLP62,793 million (CLP72,371 million in 2010 and CLP 50,710 in 2009) and repayment of bank borrowings of CLP6,025 million (CLP7,038 million in 2010 and CLP97,608 million in 2009), partially offset by proceeds from short-term borrowings of CLP17,963 million (CLP8,571 million in 2010 and there were no proceeds from short-term borrowing in 2009), and the proceeds from long-term borrowings were CLP6,680 million in 2011, zero in 2010 and CLP 118,032 million in 2009.

In 2011, our cash used in investment activities totalled CLP76,240 million compared to CLP65,348 million in 2010 and CLP30,732 million in 2009. The principal components of cash used in investment activities in 2011 consisted of capital expenditures of CLP77,847 million (CLP64,396 million in 2010 and CLP57,892 million in 2009) and payments made to obtain control of subsidiaries or other businesses of CLP3,257 million (CLP10.646 million in 2010 and CLP1,037 million in 2009), partially offset by the proceeds from sale of assets of CLP932 (CLP11,162 million in 2010 primarily attributable to the one time cash flow of CLP10,953 million on the Peru site sale, sale profit net of tax was paid in Peru and CLP262 million in 2009).

There are no material restrictions, either legal or economic, that would limit our ability to transfer funds (i.e., dividends, loans, or advances) from our subsidiaries to us.

As of December 31, 2011, we had CLP123,827 million (CLP77,411 million in 2010 and CLP63,992 million in 2009 in cash, time deposits and marketable securities), which does not include CLP53,837 million (CLP74,203 million in 2010 and CLP73,362 million in 2009) corresponding to readjustable promissory notes issued by the Central Bank and purchased under resale agreements. Indebtedness, including accrued interest, amounted to CLP242,142 million as of December 31, 2011. Short-term indebtedness included:

• CLP66,489 million of short-term bank borrowings.

• CLP4,311 million of bonds payable.

• CLP480 million of financial lease obligations

As of December 31, 2011, long-term indebtedness, excluding the current portion, comprised:

• CLP7,600 million of long-term obligations to banks, and

• CLP147,663 million of long-term obligations to the public represented by bonds.

• CLP15,599 million of long-term financial lease obligations.

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

As mentioned before, during the last quarter of 2009 we repaid a syndicated loan of US$100 million which had been converted into a fixed-rate UF loan through a cross-currency swap.

As of December 31, 2011, some of our outstanding debt instruments required that we maintain certain financial ratios. The most significant covenants required us to maintain a consolidated interest coverage ratio (the ratio of operating result (“EBIT”) plus depreciation and operating amortization to interest expenses) equal to or higher than 3.00 to 1.00; to maintain a consolidated leverage ratio (the ratio of adjusted liabilities to adjusted equity) equal or lower than 1.50 to 1.00 in CCU, 1.20 to 1.00 in VSPT and 2.00 to 1.00 in CPCh; a minimum consolidated equity of CLP312,516.75 million, of CLP83,337.8 million in VSPT and of UF770 thousand (CLP17,166 million as of Dec 31, 2011) in CPCh; and a maximum indebtedness ratio of  less than 3.00 to 1:00 from financial liabilities (bank loans, notes, and leasing obligations) to EBITDA. Furthermore, we were required to maintain a ratio of our unpledged assets over our unsecured liabilities of at least 1.2. The definition of, and calculation mechanics for, all covenants were established when we first entered into these debt instruments, and were based on Chilean GAAP, which are no longer in use since the Company adopted IFRS, as issued by the IASB. For that reason, the Company in 2010 adapted, with the consent of its creditors, these requirements to the new accounting standards and principles.

At December 31, 2011, we met all our financial debt covenants and had a consolidated interest coverage ratio of 16.55 to 1, a consolidated leverage ratio of 0.79 to 1. The consolidated adjusted equity attributable to equity holders of the parent company as of December 31, 2011 was CLP610,923 million. Our indebtedness ratio was 1.06 and the ratio of unpledged assets over unsecured liabilities was 2.27, respectively.

None of our indebtedness, or that of our subsidiaries, contains any term that restricts our ability to pay dividends other than the requirement to maintain a minimum consolidated equity.

The following table summarizes debt obligations held by us as of December 31, 2011. The table presents principal payment obligations in millions of Chilean pesos by interest rate structure, financial instrument and currency, with their respective maturity dates and related weighted-average interest rates:

Interest-Bearing Debts as of December 31, 2011 - Cash flow
(in millions of CLP, except percentages)

				Contractual Maturity Date
Fixed Rate	Averge Int.Rate		2012	2013	2014	2015	2016	Thereafter	TOTAL
Ch$ (UF) (1)	Bonds	3.7%	8,481	8,362	74,128	6,131	6,011	89,435	192,548
Ch$ (UF) (1)	Banks	6.8%	12,085	1,501	1,501	1,501	1,501	28,318	46,405
US$	Banks	1.7%	9,435	2,110	2,110	2,110	2,110	-	17,875
Argentine pesos	Banks	18.2%	10,661	106	-	-	-	-	10,767

TOTAL			40,663	12,078	77,739	9,741	9,621	117,753	267,596

Variable rate	Averge Int.Rate		2012	2013	2014	2015	2016	Thereafter	TOTAL
US$	Banks	1.0%	36,013	-	-	-	-	-	36,013

TOTAL			36,013	-	-	-	-	-	36,013
(1) UF as of December 31, 2011

To hedge our market risks, we hold debt obligations in various currencies and enter into derivatives contracts.  See “Item 11: Quantitative Information about Market Risk.”

Our treasury policy is to invest in highly liquid financial instruments issued by first class financial institutions.  Investments are made primarily in Chilean pesos and U.S. dollars.  As of December 31, 2011, we had invested CLP154,315 million in Chilean peso related instruments.

The following table summarizes financial instruments, including time deposits, marketable securities and securities purchased pursuant to repurchase agreements, held by us as of December 31, 2011:

Short-Term Financial Instruments (in millions of CLP)

Time deposits	100,478
Marketable securities	0
Repos	53,837
Total	154,315

Capital Expenditures Commitments

Our plans for capital expenditures through 2015 period are displayed in the following table:

Business Unit	2012	2013	2014	2015
	(in millions of CLP)
Beer Chile
Machinery and equipment	16,252	24,435	12,277	7,234
Packaging	5,321	8,125	4,799	4,838
Marketing assets	2,421	2,285	2,295	2,302
Software and hardware	458	101	101	88
Others	5,472	2,326	586	1,479
Total	29,924	37,272	20,058	15,940

Beer Argentina
Machinery and equipment	2,902	8,015	8,958	943
Packaging	7,264	8,661	4,649	5,823
Marketing assets	4,085	3,300	3,300	3,300
Software and hardware	807	471	61	61
Others	1,066	401	1,575	401
Total	16,124	20,849	18,543	10,528

Non alcoholic beverages
Machinery and equipment	5,627	17,992	10,676	15,523
Packaging	7,741	8,376	8,799	9,193
Marketing assets	4,453	4,834	4,495	4,286
Software and hardware	33	18	26	18
Others	2,455	3,004	1,206	13,564
Total	20,309	34,225	25,203	42,584

Wine
Machinery and equipment	3,704	7,495	3,910	3,099
Packaging	1,258	1,525	1,609	1,652
Marketing assets	36	66	77	88
Software and hardware	146	212	236	259
Others	3,637	3,662	3,327	3,272
Total	8,780	12,960	9,159	8,370

Spirits
Machinery and equipment	3,632	1,480	1,108	988
Packaging	0	0	0	0
Marketing assets	285	302	318	333
Software and hardware	27	20	20	20
Others	846	250	250	250
Total	4,790	2,053	1,695	1,592

Others	37,024	31,602	18,181	19,769

Total	116,952	138,960	92,839	98,783

During the years 2012 through 2015, we plan to make capital expenditures mainly to adapt, update and increase production capacity, install new packaging lines, enhance environmental protection, optimize our distribution system and warehouse facilities, invest in additional returnable bottles and crates to replace obsolete inventories, adapt to new packaging formats and support industry volume growth.  Capital expenditures are also focused on improving management information systems and making additional investments in marketing assets.

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

Contractual Obligations

The following table summarizes our known contractual obligations as of December 31, 2011:

	Payments due by period (unaudited, in millions of CLP)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	267,729	75,116	86,816	16,361	89,435
Capital Lease Obligations (1)	35,879	1,559	3,001	3,001	28,318
Operating Lease Obligations (2)	99,055	40,818	48,568	4,100	5,568
Purchase Obligations (3)	233,897	67,776	106,344	20,716	39,061
Total	636,560	185,269	244,729	44,179	162,382

_______

(1)    Includes our obligation to lease our new headquarter building (see Note [27] to the financial statements).

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

We record payments made under operating leases as expenses, and none of our operating lease obligations are reflected on our balance sheet. We have no other off-balance sheet arrangements. See Note 35 to our audited consolidated financial statements for a more detailed discussion of contingencies, including guarantees.

Research and Development

Innovation is the driver that allows CCU to meet a constantly evolving demand. Our research and development efforts to continuously satisfy the market introducing new products and brands, although significant, do not involve material expenditures, as we have a close relationship with the companies that own the brands subject to license contracts. Thus, development is focused on the development and enhancement of spirits, namely variants of pisco and rum. The relationship with the license owners is a constant resource in these matters as well as in the application of production best practices, providing access to the “state of the art” in the industry. In 2003, we entered into two technical agreements with Heineken International for assistance regarding all technical issues related to the production and bottling of Heineken Lager, one for Chile and the other one for Argentina. On October 12, 2011, we and Heineken International signed the Amended and Restated versions of theTrademark License Agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina, in force as of January 1, 2011. These agreements have an initial term of 10 years, and shall automatically be renewed each year (January 1) for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.In May 2004, we entered into a technical assistance agreement with Heineken Technical Services B.V. for operational aspects of our breweries, with an initial term of one year, renewable for subsequent periods of one year each.  See “Item 6: Directors, Senior Management and Employees” and “Item 7: Major Shareholders and Related Party Transactions.”  The license agreement between CCU Argentina and Anheuser-Busch, signed in 1995, as amended, also provides us with both technical and marketing assistance for the production and marketing of Budweiser beer brand in Argentina.  See “Item 4: Information on the Company – Our Business – Business Overview – Our Beer Business – Our Beer Business in Argentina – Beer Production and Marketing in Argentina.”

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

c) Provisions for returns of bottles and containers:  In Chile, returnable bottles are proprietary and are only given to customers in exchange for a deposit equivalent to a significant portion of the replacement cost of such bottles. The provisions for returns of bottles and containers (glass and plastic returnable bottle and craters) delivered to sales channels for selling and distributing products is determined by means of the outstanding bottles and containers estimated to be returned to the Company, based on yearly physical counts and historic experience, valued at the weighted average of the prior year deposits, plus the value of the deposits placed during the current year as per each kind of bottles and containers.

Such obligation is primarily disclosed in non-current liabilities as the estimated payment is beyond one year. Such liability is not discounted, since it is considered a payable on sight, with the original invoice and the return of the respective container, and it does not have adjustability or interest clauses of any kind in its origin.

The adjustment is based on an estimate that is carried out by counting the bottles held by customers and adding an estimate of the number of bottles in hands of the final consumers. This estimate is based on independent studies and historical information regarding the return of these bottles.

In Argentina, all companies use the same returnable bottles. Therefore, unlike in Chile where returnable bottles are proprietary, bottles in Argentina do not require a deposit, because bottles are provided to the customers using a contract on consignment. See Note 2.21.

d) Severance Indemnities: As of December 31, 2011, the liabilities for mandatory severance indemnities have been determined at their current actuarial value, based on the accrued cost of the benefit, using an annual discount interest rate of 7.7% in Chile and 26.6% in Argentina.  The calculation also considers several assumptions such as the estimated years of service that the personnel will have at the date of their retirement, mortality rates and future salary increases.

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

Trend Information

The Chilean economy experienced a 6.0% increase in 2011 showing its largest expansion in over a decade. According to the statistics published by the Central Bank of Chile, as of March of 2012, the GDP growth for the year 2012 has been estimated at 4.4%. The inflation rate was 4.4% in 2011 and it is expected to be lower in 2012, reaching 3.2%, according to the same source. Unemployment was 7.2% on average, and decreased to 6.6% in December 2011.  We cannot assure you that our products’ consumption will vary in the same proportion as the overall economic indicators, since there is no perfect correlation. The conditions in particular sectors of the economy may have different impact in our business. Factors such as competition and changes in relative prices among the various types of beverages can affect the consumption of our products. In particular, our beer brands in Chile may face increased competition from other brewers as well as from alcoholic beverages, such as wine and spirits, and non‑alcoholic beverages, such as soft drinks. Historically, beer consumption in Chile has been influenced by changes in domestic wine prices.  Increases in domestic wine prices tend to increase beer consumption, while reductions in wine prices have reduced or slowed down the growth of beer consumption.  For example, during 2005 beer consumption and wine prices increased significantly.  However, in 2006, beer consumption grew significantly but wine prices decreased.  In recent years, as a result of a smaller wine harvest and the higher international demand for Chilean wine, the price of bulk wine increased.  Similarly, the price of soft drinks has decreased relative to the price of beer over the past few years due to lower packaging costs and the introduction of larger packaging formats, which may also affect further growth in beer consumption.

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

After four years of recession in Argentina, the economy stabilized in 2003, as evidenced by significant increases in consumption and in the recovery of prices in the beer industry.  This positive trend has continued, whereas inflation rate has become a burden.  Nevertheless, further recovery in Argentina will depend on deep structural reforms in many areas, as well as the solution to the local energy crisis and an increase in investments to support current economic growth.

Revenues from CCU Argentina, in Chilean pesos, are also subject to the volatility of exchange rates of the Chilean peso and Argentine peso in any given period.  This volatility may also affect the level of income reported from our foreign operations under IFRS. Restrictions imposed by the Argentine government to the repatriation of profits might delay the flow of cash from Argentina to Chile. There is a new ruling in Argentina with respect to imports which mandates that a company can import goods only if it can demonstrate a flow of exports to balance the trade situation. This rule affects our businesses as we regularly import raw materials and finished products.

ITEM 6: Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth certain information with respect to our executive officers and members of our board of directors, as of March 2011:

Directors	Position	Position Held Since	At CCU Since

Guillermo Luksic (1)	Chairman of the Board and Director	September 1990 (Chairman) November 1986 (Director)	November 1986
John Nicolson	Vice Chairman of the Board and Director	November 2008 (Vice Chairman) October 2008 (Director)	October 2008
Andrónico Luksic (1)	Director	November 1986	November 1986
Manuel José Noguera	Director	May 1987	May 1987
Carlos Olivos (2)	Director	October 2003	October 2003
Philippe Pasquet	Director	June 2003	June 2003
Francisco Pérez (3)	Director	July 1998	February 1991
Alberto Sobredo (2)	Director	April 2007	April 2007
Jorge Luis Ramos (4)	Director	May 2011	May 2011

Senior Management	Position	Position Held Since	At Company Since

Patricio Jottar	Chief Executive Officer	July 1998	July 1998
Marcela Achurra	Legal Affairs Manager	February 2005	September 1995
Javier Bitar	Viña San Pedro Manager	January 2008	May 2004
Marisol Bravo	Corporate Affairs and Public Relations Manager	June 1994	July 1991
Rene van der Graaf (5)	CCU Chile Manager	August 2011	August 2011
Pablo De Vescovi	Human Resources Manager	September 1998	November 1994
Francisco Diharasarri	ECUSA Manager	October 2003	June 1985
Roelf Duursema	General Comptroller	January 2005	November 2004
Hugo Ovando	Cía. Pisquera de Chile Manager	April 2010	September 1997
Armin Kunstmann	Chairman of Cía. Cervecera Kunstmann	May 2002	November 2006
Dirk Leisewitz	Corporate Operations Manager	January 2005	December 1987
Stephen Koljatic	Development Manager	April 2010	September 2001
Ricardo Reyes	Chief Financial Officer	July 2005	July 1996
Fernando Sanchis	CCU Argentina Manager	May 1995	November 1994

(1)    Mr. Guillermo Luksic and Mr. Andrónico Luksic are brothers.

(2)    The Shareholder’s Meeting held on April 11, 2012 renewed the Board members for a term of three years. The members are Messrs Guillermo Luksic, Andrónico Luksic, John Nicolson, Francisco Pérez, Philippe Pasquet, Manuel José Noguera, Jorge Luis Ramos, Carlos Molina and Vittorio Corbo.

(3)    Mr. Francisco Pérez was our Chief Executive Officer between 1991 and 1998.

(4)    Mr. Jorge Luis Ramos was designated on May 4, 2011, after the resignation of Mr. Giorgio Maschietto.

(5)    Mr Rene Van der Graaf assumed the position on August 3, 2011 after the resignation of Mr. Theodorus de Rond.

Guillermo Luksic (56), has served as our Chairman of the Board and Director since September 1990 and November 1986, respectively.  He is currently Chairman of the Board of Directors of Quiñenco S.A., Cervecera CCU Chile Ltda, ECUSA, CCU Argentina S.A., Viña San Pedro Tarapacá S.A (VSPT), Madeco S.A. and Compañía Sud Americana de Vapores S.A., as well as a member of the board of directors of several other companies, including Inversiones y Rentas S.A. (IRSA), CICSA, Banco de Chile, LQ Inversiones Financieras S.A., Enex, Antofagasta plc. and Nexans. Mr. Luksic is an active member of Centro de Estudios Públicos, a Chilean think tank and member of the board of directors of Universidad Finis Terrae.

John Nicolson (58), has served as our Director since October 2008 and was appointed as Vice Chairman in November 2008. He is the Chairman of Inversiones y Rentas S.A. (IRSA) and  member of the Board of Cervecera CCU Chile Ltda. and Compañía Pisquera de Chile S.A.  He is currently President of Heineken Americas, having joined from Scottish&Newcastle following its acquisition by Heineken N.V. He is also a member of Heineken’s Executive Committee and a member of Edinburgh University’s Advisory Board. He received a degree in Marketing and Economics at the University of Strathclyde, Scotland, and also completed the Executive Program at Carnegie Mellon University, USA and the Directors’ Forum at London Business School, United Kingdom.

Andrónico Luksic (58), has served as our Director since November 1986.  He is currently Chairman of the Board of SM Chile S.A., and Vice Chairman of the Board of Banco de Chile, Quiñenco and LQIF S.A., as well as member of the board of directors of several other companies and institutions , including Madeco S.A, Sociedad de Fomento Fabril (“SOFOFA”), Santiago Stock Exchange, and other. He serves on the International Business Leaders’ Advisory Council for the Mayor of Shanghai, where in 2011 he was appointed Vice Chairman. He is member of the Advisory Board of the Panamá Canal, of the Brookings Institution’s International Advisory Council, as well as a member of the Latin America Conservation Council of the Nature Conservancy. By appointment of the President of Chile, he is one of three Chilean representatives to the APEC Business Advisory Council (ABAC). He is also a trustee at Babson College and member of the International Advisory Council at the Blavatnik School of Government at the University of Oxford, among other reputed educational institutions.

Jorge Luis Ramos (59), has served as our Director since May 2011 after the resignation of Mr. Giorgio Maschietto. He is also currently a member of the board of directors of Viña San Pedro Tarapacá S.A (VSPT)., ECUSA, Cervecera CCU Chile Ltda., CCU Argentina S.A., CICSA, Compañía Pisquera de Chile S.A. (CPCh) and Inversiones y Rentas S.A. Mr. Ramos was appointed Deputy President for Heineken Americas in 2010. He joined FEMSA in 1996 and became CEO of FEMSA Cerveza in 2006, after serving two years as Co-CEO. Before joining FEMSA, Mr. Ramos held executive positions in various corporations and financial institutions, including Grupo ALFA and Santander. Mr. Ramos has a bachelor’s degree in Administration and Public Accounting from Tecnológico de Monterrey and an MBA degree from the University of Pennsylvania’s Wharton School of Business.

Manuel José Noguera (62), has served as our Director since May 1987.  He is currently Chief Legal Counsel of Quiñenco and senior partner at the law firm Noguera, Larraín y Dulanto Ltda.  He has been the legal advisor for the Luksic group for over 35 years.  He is member of the board of Inversiones y Rentas S.A.(IRSA) . He is also legal advisor to the Board of Madeco S.A.  He received his law degree from the Catholic University of Chile.

Carlos Olivos (70), has served as our Director since October 2003.  He is currently senior partner at the law firm Guerrero, Olivos, Novoa y Errázuriz Ltda., as well as member of the board of directors of Banco Santander Santiago S.A.  He was member of the International Bank for Reconstruction and Development’s (World Bank) legal department, Head of the Banco Central de Chile’s legal department and Chairman of the Board at the then Banco Osorno and Banco Santiago. He received his law degree from the University of Chile and his Master’s degree in Comparative Jurisprudence from New York University Law School.

Phillipe Pasquet (73), has served as our Director since June 2003.  He has been working for Heineken since 1976.  He is member of the board of directors of CCU Argentina S.A., CICSA, Viña San Pedro Tarapacá S.A. (VSPT), ECUSA, Cervecera CCU Chile Ltda, Compañía Pisquera de Chile S.A. (CPCh), Foods and Inversiones y Rentas S.A. (IRSA).  He received degrees from the École Supérieure de Commerce in Dijon, France, the Institut International de Commerce in Paris, and the Centre Européen d’Education Permanente in Fontainebleau, France.

Francisco Pérez (54), has served as our Director since July 1998.  He is Chief Executive Officer of Quiñenco since 1998.  Prior to joining Quiñenco, he was our Chief Executive Officer between 1991 and 1998. He is member of the board of several companies, including Cervecera CCU Chile Ltda, CICSA, CCU Argentina S.A., ECUSA, Foods, Compañia Pisquera de Chile S.A. (CPCh), Inversiones y Rentas S.A. (IRSA), Madeco S.A., Banco de Chile, Banchile Corredores de Seguros S.A., LQ Inversiones Financieras S.A., Foods and Compañía Sudamericana de Vapores S.A. He received a degree in Business Administration from the Catholic University of Chile and a Master’s degree in Business Administration from the University of Chicago.

Alberto Sobredo (63), has served as our independent Director since April 2007 when he was appointed by the Pension Fund administrators. He held several positions at Coca Cola Gillette, Reckitt & Colman and Unilever, where he was President and CEO of Unilever Latin America until his retirement in January 2007. He received a Doctorate degree in Management Sciences from the University UADE in Argentina.

The Shareholder’s Meeting held on April 11, 2012 renewed the Board members for a term of three years. The current members are Messrs. Guillermo Luksic, Andrónico Luksic, John Nicolson, Philippe Pasquet, Francisco Pérez, Jorge Luis Ramos, Carlos Alberto Molina , Manuel José Noguera and Vittorio Corbo.

Carlos Alberto Molina(55), has over 25 years of management and strategic consulting experience. He joined Heineken through the acquisition of Femsa Cerveza and is currently responsible for Business Development for Heineken Americas. Mr. Molina was previously in charge of Planning and Strategy in Femsa Cerveza. He was also a board member of Kaiser in Brazil. Prior to that, Mr Molina was a Partner with Booz, Allen & Hamilton, a global business consulting firm. Mr. Molina is a Mexican citizen and has a BBA from the University of Houston; and an MBA from the University of Texas.

Vittorio Corbo (69) is a Senior Research Associate at the Centro de Estudios Públicos in Santiago, Chile and also Professor of Economics at the Pontificia Universidad Católica de Chile and at the Universidad de Chile. He is currently member of the Board of Banco Santander-España, Banco Santander Chile and Endesa-Chile. He is also Chairman of the Board of SURA Insurance-Chile and economic consultant to several large corporations. Mr. Corbo holds a commercial engineering degree (with distinction) from Unviversidad de Chile and a Ph.D. in economics from MIT.

Patricio Jottar (49), has served as our Chief Executive Officer since 1998.  He is also currently a Director of CCU Argentina S.A., CICSA, ECUSA, Viña San Pedro Tarapacá S.A.(VSPT), Viña Valles de Chile S.A., Foods, Cervecería Austral S.A.Cervecera CCU Chile Ltda,, Aguas CCU-Nestlé Chile S.A, Promarca S.A., Transportes CCU Ltda. and Compañía Cervecera Kunstmann S.A.(CCK) and is Chairman of the Board of Compañía Pisquera de Chile S.A. (CPCh) and PLASCO.  Prior to joining us, he was Chief Executive Officer of Santander Chile Holding.  He received a degree in Business Administration from the Catholic University of Chile and a Master’s degree in Economics and Business Administration from the Instituto de Estudios Superiores de la Empresa, in Barcelona, Spain.

Marcela Achurra (46), is our Legal Affairs Manager and has been with us since 1995.  She is also a Director of Aguas CCU-Nestlé Chile S.A.  Prior to her current position, she was Legal Counsel of our subsidiary Viña San Pedro S.A.  She received her law degree from the Catholic University of Chile.

Javier Bitar (46), is the General Manager of VSPT and has been with us since 2004.  Additionally, he is member of the board of Viña Valles de Chile S.A., Viña Ältair S.A., Viña Misiones de Rengo S.A., Viña del Mar de Casablanca S.A., Viñas Orgánicas S.P.T. S.A., Viña Santa Helena S.A. and Transportes CCU Ltda, and Chairman of  Viña Urmeneta S.A..  Prior to his current position, he was Chief Operating Officer of VSPT and General Manager of Viña Santa Helena.  Prior to joining us, he was Senior Partner at Grupo Sur Consultores, a boutique consulting firm specializing in management consulting and business process design.  He received Bachelor’s and Master’s degrees in Mathematical Engineering from the University of Chile and a diploma in Corporate Finance from the University Adolfo Ibáñez in Chile.

Marisol Bravo (52), is our Corporate Affairs and Public Relations Manager and has been with us since 1991.  Prior to her current position, she was Head of Special Projects.  Before joining us, she was Assistant Manager of Marketing at Citicorp Mutual Funds.  She received a degree in Business Administration from the University of Chile.

Rene van der Graaf (47), is the General Manager of Cervecera CCU Chile Ltda and has been with us since August 2011.  He is also currently a Director of Cervecería Austral S.A, PLASCO and Transportes CCU Ltda.  He has been with Heineken NV since 1992 in senior marketing and sales roles, as well as HR and General Management roles. Before joining us he was General Manager of Brarudi S.A. (a joint venture between Heineken NV and the Government of Burundi), and prior to that, Commercial Director for the Asia Pacific region. He graduated (BBA) from the Amsterdam School of Business Administration and Economics, and completed senior management programs at INSEAD in France.

Pablo De Vescovi (59), is our Human Resources Manager and has been with us since 1994.  Prior to serving in this capacity, he was Human Resources Manager of ECUSA.  Before joining ECUSA he was the Human Resources Manager of Embotelladora Chile S.A. (“Embochile”), a former PepsiCo bottler, and Human Resources Vice President of The Chase Manhattan Bank in Chile.  He received a degree in Business Administration from the Catholic University of Chile.

Francisco Diharasarri (51), is the General Manager of ECUSA and has been with us since 1985.  Prior to his current position, he was General Manager of Cervecera CCU Chile Ltda, General Manager of ECUSA and General Manager of PLASCO.  He is also currently Chairman of the Board of Aguas CCU-Nestlé Chile S.A, Foods and Alimentos Nutrabien S.A., and is also a member of the Board of CICSA, PLASCO, Transportes CCU Ltda, Promarca S.A..  He received a degree in Civil Engineering from the University of Chile.

Roelf Duursema (61), is our General Comptroller and has been with us since 2004. He is currently member of the Board of PLASCO and Transportes CCU Ltda. He has been working with Heineken since 1978, in different countries around the world, in marketing, sales, finance and information technology positions, as well as General Management.  Prior to joining us he was the Director for Corporate Information Technology for the Heineken Group.  He received a degree in Mechanical Engineering from the Technical University Delft in the Netherlands and a Master’s degree in Economics from the Erasmus University in Rotterdam.

Armin Kunstmann (59), is the Chairman of the Board of Compañía Cervecera Kunstmann S.A. (“CCK”) and of Cervecería Belga de la Patagonia. He has been with us since 2006.  He started its original brewery in 1991, which later became CCK.  He is currently Director of Levaduras Collico S.A., a yeast company, and of Austral Incuba, a new business development center of Universidad Austral from Valdivia, an important university in Southern Chile.  Prior to his current position, he was General Manager of Levaduras Collico S.A. during 12 years.  He received a degree in Chemical Civil Engineering and a Master’s degree in Chemical Engineering from the University Federico Santa María in Chile.

Hugo Ovando (42), is the General Manager of Compañía Pisquera de Chile S.A. (CPCh) and assumed the position as of April 30, 2010. He has been with us since 1997. He is also a director of Aguas CCU-Nestlé Chile Ltda, CICSA, PLASCO, Alimentos Nutrabien S.A., and Chairman of the Board of Comercial CCU S.A and Transportes CCU Ltda. Prior to these positions, he was Corporate Projects Manager and Investor Relations Manager and Development Manager.  He received a degree in Business Administration from the Catholic University of Chile and a MBA from Babson College.

Stephen Koljatic (36) is our Corporate Development Manager since April 2010. He joined the Company in 2001 as Finance Manager in Karlovacka Brewery in Croatia. Between 2003 and 2005 he was Corporate Strategic Planning Manager and later in 2006 he became Finance Manager at Transportes CCU. In 2007 he joined Heineken’s Group Commerce in the Netherlands in the position of Global Sales & Distribution Development Manager until 2008. Prior to his current position he was Sales Manager at Comercial CCU, with responsibilities for northern Chile. Mr. Koljatic received his degree in Business Administration from the Catholic University of Chile in 1999 and an MBA from the same university in 2005.

Ricardo Reyes (57), is our Chief Financial Officer and he has been with us since 1996.  He is currently a member of the Board of Comercial CCU S.A., PLASCO and Transportes CCU Ltda. Prior to his current position, he was the General Manager of VSPT between May 2004 and July 2005, and our Chief Financial Officer for almost 10 years.  Prior to joining us, he worked 18 years at Esso Chile Petrolera, an Exxon affiliate, holding the positions of Operations Manager, Financial and Planning Manager, and Information System Manager.  He received a degree in Civil Engineering from the Catholic University of Chile.

Fernando Sanchis (51), is the General Manager of CCU Argentina and has been with us since 1995.  Prior to joining us, he was Chief Financial Officer of Embochile, a former PepsiCo bottler and held the same position at Uruguay’s PepsiCo’s bottler.  He received an accounting degree from the Buenos Aires University of Argentina.

Our senior managers are full time employees, therefore, they do not perform business activities outside us.  The principal business activities of our 2011 directors are summarized in the following table:

Directors	Business Activities

Guillermo Luksic	Chairman of Quiñenco
Jorge Luis Ramos	Director of Companies
Andrónico Luksic	Vice Chairman of Banco de Chile
Manuel José Noguera	Legal Counsel of Quiñenco
Carlos Olivos	Senior Partner of Guerrero, Olivos, Novoa & Errázuriz (law firm)
Philippe Pasquet	Director of Companies related to Heineken
Francisco Pérez	Quiñenco’s CEO
Alberto Sobredo	Director of Companies
John Nicolson	President of Heineken Americas

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

Compensation

For the year ended December 31, 2011, the aggregate amount of compensation paid by us to all our directors was CLP2,091 million.

The Board of Directors’ compensation is determined by the shareholders at the annual general shareholders’ meeting. The Board’s compensation, approved at our shareholders’ meeting held on April 15, 2011, consists of an attendance fee per meeting of UF100 per board member and a fee that is twice as much for the Chairman, along with a profit-sharing amount equal to 3% of distributed dividends for all board members, proportionately (prior to 2008 this amount was 5% of distributed dividends).  If distributed dividends exceed 50% of our liquid profits, the profit-sharing amount will be calculated over a maximum of 50% of our liquid profits. Additionally, board members who participate in the Business Committee receive UF17 for each meeting they attend. Law N°18,046 introduced a mandatory remuneration for the board members who are members of the Directors Committee, consisting of, at a minimum, one third of the remuneration a board member receives in such capacity. The rule was effective in 2010 and the Shareholders Meeting of April 15, 2011 approved that this remuneration was to be paid with UF34 for each meeting the board member attends a session and the remaining portion, up to the mandated one third, will be paid once the total amount of the compensation paid to the board member is known. Furthermore, board members who sit on the Audit Committee receive a monthly compensation of UF25. The described compensation package was also approved for 2012 in the shareholders’ meeting held on April 11, 2012.

In 2011, the total compensation paid by us and our subsidiaries to each of our directors for services rendered was as follows:

	Attendance	Dividend
Director	Meetings fee (1)	Participation	Total
	(CLP thousands)
Guillermo Luksic	28,492	199,813	228,306
John Nicolson	17,438	184,499	201,937
Andrónico Luksic	8,751	184,499	193,250
Giorgio Maschietto	41,382	192,156	233,538
Jorge Luis Ramos	48,070		48,070
Manuel José Noguera	21,881	184,499	206,381
Carlos Olivos	105,102	184,499	289,601
Philippe Pasquet	94,231	192,156	286,387
Francisco Pérez	156,184	184,499	340,683
Alberto Sobredo	105,102	184,499	289,601

(1) Includes the remuneration for members of the Audit, Directors and Business Committees.

For the year ended December 31, 2011, the aggregate amount of compensation paid to our senior managers, to other managers and to the principal executives, was CLP7,372  million.  We do not and are not required under Chilean law to disclose to our shareholders or otherwise make public information as to the compensation of our individual senior managers.

We do not maintain any stock option, pension or retirement programs for our directors or senior managers.

Board Practices

We are managed by our board of directors which, in accordance with our bylaws (Estatutos), is formed by nine directors who are elected at the regular shareholders’ meeting.  The entire board of directors is elected for three years and the last election of directors took place in April 2012.  The board of directors may appoint replacements to fill any vacancies that occur during periods between annual shareholders’ meetings. If such vacancy occurs, the entire board of directors must be renewed at the next following shareholders’ meeting. On May 4, 2011, Mr. Giorgio Maschietto Montuschi resigned as director of the Company, and Mr. Jorge Luis Ramos Santos was appointed as director until April 11, 2012, the date of the next regular shareholders’ meeting, when the entire board of directors ought to be renewed.

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

Under the 2010 amendment, corporations whose market capitalization reaches or exceeds 1.5 million Unidades de Fomento (as of March 31, 2012 approximately CLP33,800 million) and at least 12,5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares, shall designate a comité de directores or “directors committee.”  If the market capitalization or stock percentage falls below this threshold, the obligation to designate a directors committee no longer applies. However, corporations which do not meet these requirements may voluntarily assume the obligations concerning the directors committee, in which case they shall strictly follow the provisions of the amendment.

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

5.-  Was a partner or shareholder who possessed or controlled, directly or indirectly, 10% or more of the company’s capital; a director; manager; administrator or principal executive officer  of principal competitors, suppliers or clients of the company.

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

At the Shareholders meeting held on April 11, 2012 a new Board of Directors was appointed for a three year term. Mr. Vittorio Corbo was elected as independent director in accordance with article 50 bis of Corporation Act.

In the Board Meeting held on April 18, 2012,   the independent director Mr. Vittorio Corbo , in accordance with the above-referenced law, appointed Messrs. Philippe Pasquet and Francisco Pérez as members of our Directors Committee, which is composed of the three directors above mentioned.

The members of the Directors Committee shall be remunerated. The amount of such remuneration shall be established annually by the shareholders, taking in consideration the duties that the directors’ committee members shall perform, which shall not be less than a third of the remuneration of a regular director. The remuneration of our directors committee members, as approved at the shareholders’ meeting of the company held on April 15, 2011, is 34 Unidades de Fomento (as of March 31, 2012, approximately CLP766 thousand) per assistance to directors committee meeting plus the amount required to complete the remaining third of the remuneration of a regular director. The same remuneration package was approved for 2012, at the shareholders’ meeting of the company held on April 11, 2012.

The shareholders shall determine the budget of the directors committee and those of its advisors, which, pursuant to the 2010 amendment, shall not be less than the aggregate amount of the annual remuneration of the committee members. The directors committee shall be allowed to request the recruitment of professionals to fulfill its duties within the limits imposed by the budget. The activities of the directors committee, the annual report of the performance of its duties and its expenses, including its advisors’ expenses, shall be included in the annual report and conveyed to the shareholders. The budget of our directors committee and its advisors, approved at the shareholders’ meeting of the company held on April 15, 2011, shall be equal to the aggregate amount of the annual remuneration of the committee members.

Audit Committee. In accordance with provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the corporate governance rules of the New York Stock Exchange (the “NYSE Rules”) applicable to us as a foreign private issuer with securities listed on a U.S. national exchange, we have an Audit Committee.

At the Board of Directors meeting of April 18, 2012, following the election of a new board at the Shareholders´ meeting,  the Board of Directors appointed the following Directors to our Audit Committee: Messrs. Vittorio Corbo and Philippe Pasquet. Mr. Pasquet and Mr. Corbo meet the independence criteria under the Exchange Act and under the NYSE Rules.

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

Employees

Chile

As of December 31 of the last three years, we had a total of 4,375, 4,454 and 4,609 permanent employees in Chile, respectively.  As of December 2011, 2,692 were represented by 48 labor unions.  The average tenure of our permanent employees was approximately eight years.

The following table shows the breakdown of our employees by business segments:

Business	2009	2010	2011
Beer	705	655	644
Non-alcoholic beverages	824	887	909
Wine (1)	960	1,118	1,185
Transportes CCU	794	817	882
Others (2)	1,092	1,093	1,117
Total	4,375	4,570	4,737
_________
(1) Wine includes FLC personnel (116 in 2010 and 128 in 2011)
(2) Includes our corporate, pisco, plastic and Comercial CCU divisions.

Unionized employees represent approximately 58% of our total permanent workforce. Our management believes it generally has a good relationship with the labor unions representing our employees.

During 2011, 634 employees renewed their collective contracts, most of them for a period of two years.  The contract renewals are expected to increase the unionized workforce costs between 2.5% and 3.5%.

All employees who are terminated for reasons other than misconduct are entitled by law to receive a severance payment.  In the last three years, we made severance payments in the amounts of CLP4,540 million, CLP2,021 million and CLP3,706 million, respectively.  Permanent employees are entitled to the basic payment, as required by law, of one month’s salary for each year, or six-month portion thereof, worked.  This condition is subject to a limitation of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981.  Severance payments to employees hired before August 14, 1981 are not subject to this limitation.  Our employees who are subject to collective bargaining agreements have a contractual benefit to receive a payment in case of resignation, consisting of a payment of one monthly base salary for each full year worked, not subject to a limitation on the total amount payable but subject to a limitation on the total number of employees who can claim the severance benefit during any one year.  In 2011, we laid off 336 employees.

We do not maintain any pension fund or retirement program for our employees.  Workers in Chile are subject to a national pension fund law which establishes a system of independent pension plans, administered by Administradoras de Fondos de Pensiones (“AFPs”).  We have no liability for the performance of the pension plans or any pension payments to be made to the employees.

In addition to our permanent work force, as of December 31, 2011, we had 286 temporary employees, who were hired for specific time periods to satisfy short-term needs.

Argentina

a) Beer Business

As of December 31 of the last three years, we had a total of 867, 920 and 1,021 permanent employees, respectively.  As of December 31, 2011, 639 employees were represented by one labor union, which is  member of the Argentine Beer Workers Federation (Federación Argentina de Trabajadores Cerveceros y Afines or “FATCA”).  As of December 31, 2010, the average tenure of our employees in Argentina was approximately ten years. The 18.4% growth of our staff as of December 2011 is due to the hiring of a larger number of sales people to increase our direct sales.

Collective bargaining in Argentina is done on an industry-wide basis, rather than, as in Chile, on a company-by-company basis.

In Argentina, as in Chile, all employees who are terminated for reasons other than misconduct are entitled by law to receive a severance payment.  We made severance payments in connection with our Argentine beer operations in the amounts of CLP209 million, CLP272 million and CLP189 million in the last three years, respectively.  According to the Argentine Labor Law, employees who joined us before October 1998 are entitled to the basic payment as required by law of one month’s salary for each year or fraction thereof worked.  This monthly amount cannot exceed three times the average monthly salary established under the applicable collective bargaining agreement and cannot be less than the equivalent of two monthly salaries of the employee.

In addition to our permanent work force, as of December 31, 2011, we had 294 temporary employees, who were hired for specific time periods to satisfy short-term needs.

b) Wine Business

As of December 31, 2011, Finca La Celia , the Argentine subsidiary of VSPT, had a total of 128 permanent employees, 76 of which were represented by one labor union. The average tenure of our employees was approximately four years.  In addition to our permanent work force in FLC, we had 20 temporary employees, who were hired for specific time periods to satisfy short-term needs.

Share Ownership

Except as disclosed in “Item 7: Major Shareholders and Related Party Transactions – Major Shareholders,” as of March 31, 2012, our senior management and our board members in the aggregate owned less than one percent of the our shares.

We do not maintain stock option or other programs involving our employees in the capital of the Company.

ITEM 7: Major Shareholders and Related Party Transactions

Major Shareholders

Our only outstanding voting securities are our shares of our common stock.  The following table sets forth information concerning the ownership of our common stock as of March 31, 2012, for each shareholder known to us to own more than 4% of the outstanding shares of our common stock and for all of our directors and executive officers as a group:

Shareholder	Number of shares owned	% Ownership

Inversiones y Rentas S.A.	196,421,725	61.67%
Inversiones IRSA Ltda. (1)	14,146,707	4.44%
Our directors and executive	62,368	0.02%
officers as a group (2)
(1) Inversiones y Rentas S.A. owns 99.9999% of Inversiones IRSA Ltda.’s equity.

(2) Does not include the 210,568,432 shares of our common stock owned, directly and indirectly, by Inversiones y Rentas S.A., which is 50% beneficially owned by the Luksic family, as discussed below. Guillermo Luksic and Andrónico Luksic, our directors, are members of the Luksic family.

As of March 31, 2012, JPMorgan Chase Bank N.A. (“JPMorgan”), the Depositary for our ADR facility, was the record owner of 38,451,260 shares of our common stock (12.1% of the outstanding common stock) deposited in our ADR facility.

As of March 31, 2012, we had 4,599 shareholders of record. To the best of our knowledge 21 shareholders are not Chilean, excluding ADR holders, and of those 21 non-Chilean shareholders, five are U.S. corporations with a total of 1,215,415 (0.4%) shares of common stock. Non-Chileans can also hold shares in custody of private banks, however this information is not publicly available, thus there are  Five custodians we have included as part of the 21 non-chilean shareholders although we have no citizenship information. All shareholders have equal voting rights.

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

Notwithstanding the above, the following related party transactions may be executed without complying with the requirements and procedures above stated, prior authorization by the board:

1.- Transactions that do not involve a “material amount.” For this purpose, any transaction that is both greater than 2,000 Unidades de Fomento (as of March,31 2012, approximately ThCLP45,067) and in excess 1% of the corporation’s equity, or involving an amount in excess of 20,000 Unidades de Fomento (as of March 31, 2012, approximately ThCLP450,670) shall be deemed to involve a material amount. All transactions executed within a 12 month period that are similar or complementary to each other, with identical parties, including related parties, or objects, shall be deemed to be a single transaction.

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

The usual practice policy adopted by the board of directors in the meeting held on January 13, 2010, as amended on July 6, 2011, remains available to shareholders at the company’s offices in Avda. Vitacura 2670, 26 floor, Santiago, Chile,  and on the web site www.ccu.cl.

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

On October 12, 2011, we and Heineken International signed the Amended and Restated versions of theTrademark License Agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina, in force as of January 1, 2011. These agreements have an initial term of 10 years, and shall automatically be renewed each year (January 1) for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

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

Our principal transactions with related parties for the twelve-month period ended December 31, 2011, are detailed below:

Company	Relationship	Transaction	Amount (in millions of CLP)
Heineken Brouwerijen B.V.	Parent company related	Products sale/ license/ technical assistance/ billed services	3,305
Heineken Italia Spa.	Parent company related	Purchase of products/ advertising contribution	107
Nestlé Waters Argentina S.A.	Subsidiary shareholder	Technical assistance	30
Nestlé Waters S.A.	Subsidiary shareholder	Royalty	67
Promarca S.A.	Joint venture	Royalty paid	3,185
Cervecería Kunstmann Ltda.	Subsidiary shareholder	Product sales/billed services	301
Comercial Patagona Ltda.	Joint venture subsidiary	Marketing services/products sale	1,486
Cooperativa Agrícola Control Pisquero Ltda.	Subsidiary shareholder	Loan/grape acquisition	4,946
Cervecería Austral S.A.	Joint venture	Products purchase and sale/ royalty paid and royalty charged	3,150
Banco de Chile	Parent company related	Product sales/financial products and services	179,282
Viña Valles de Chile S.A.	Joint venture until Dec'11	Services/ product purchases and sales/remittances paid/received	8,234
Foods Compañía de Alimentos CCU S.A.	Joint venture	Services/ product sales/ consignment sales/ interests/leased paid	15,749
Alusa S.A.	Subsidiary related	Purchase of products	758
Canal 13 S.P.A.	Parent company related	Advertising	3,005
Banchile Corredores de Bolsa S.A.	Parent company related	Financial investments	11,880
Soc. Agrícola y Ganadera Río Negro Ltda	Related to the controller	Recovery from division	1,163
Viña Tabalí S.A.	Related to the controller	Expense recovery/recovery from division/invoices	2,964
Compañía Pisquera Bauzá S.A.	Subsidiary associate	Royalty	16
Comarca S.A.	Associate related	Access fee	798
Lorenzo Bauzá Alvarez	Associate related	Purchase of shares	15
Fondo de Inversión Privado Mallorca	Associate related	Purchase of shares	1,437
Agroproductos Bauzá y Cía Ltda	Associate related	Purchase of shares	573

See Note 16 to our consolidated financial statements for detailed information including also 2010 and 2009.

Interests of Experts and Counsel

Not applicable.

ITEM 8: Financial Information

Consolidated Statements and Other Financial Information

See “Item 18: Financial Statements and Exhibits” for the Company's Financial Statements and notes, audited by PricewaterhouseCoopers.

Wine Exports

We, through our subsidiary VSPT, exported wine to more than 80 countries in 2011.  VSPT is the second-largest wine exporter in Chile.  See “Item 4: Information on the Company – Business Overview – Our Wine Business.”

The following table presents our total wine exports by volume, in millions of Chilean pesos as of December of the last three years as percentage of total sales for the last three years:

	2009	2010	2011

Exports (thousands of liters)	67,804	69,994	67,071
% of total consolidated sales	4.10%	4.05%	3.65%

Exports (CLP million)	84,272	86,505	83,961
% of total consolidated sales	10.70%	10.30%	8.66%

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

Our board of directors announced at our annual shareholders’ meeting held on April 15, 2011, its dividend policy for future periods, authorizing the distribution of cash dividends in an amount at least equal to 50% of our liquid profits under IFRS for the previous year.  Our dividend policy is subject to change in the future due to changes in Chilean law, capital requirements, economic results and/or other factors.  During our last annual shareholders’ meeting held on April 15, 2011, a dividend of CLP115,78103 per share of common stock was approved, in addition to the interim dividend of CLP58 per share of common stock distributed in January 7, 2011. Together, these dividend payments amounted to CLP55,350 million, representing 50.0% of 2010 the Income of the Year Attributable to Equity Holders of the Parent Company. The Board of Directors, in its meeting held on December 7, 2011, approved the distribution,  with charge to year 2011’s profits, of an interim dividend of CLP61 per share of common stock (CLP305 per ADR), totaling CLP19,428,675,192, to be paid on January 6, 2012. Additionally, the Board of Directors, in its meeting held on March 6, 2012, resolved to propose to the next regular shareholders meeting,  the distribution,  with charge to year 2011’s profits, of a final dividend of CLP131.70092 per share of common stock (CLP658.50460 per ADR). The proposal, representing a total payment of CLP 41,947,121,560, was approved and the final dividend was paid beginning April 20, 2012 onwards to the shareholders of record as of April 14, 2012.

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

The following table sets forth the amounts of interim and final dividends and the aggregate of such dividends per share of common stock and per ADS in respect of each of the years indicated:

Year ended December 31,	Interim	CLP Per share (1)		Interim	US$ Per ADS (2)
		Final (3)	Total		Final (3)	Total
2007	47	102.20	149.20	0.48	1.13	1.61
2008	47	108.66	155.66	0.38	0.90	1.29
2009	60	141.00	201.00	0.61	1.35	1.96
2010	58	115.78	173.78	0.58	1.25	1.83
2011	61	131.70	192.70	0.60	1.35	1.95
(1)	Interim and final dividend amounts are expressed in historical pesos.
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

Significant Changes

These are the Company’s third annual consolidated financial statements prepared in accordance with IFRS, as issued by the IASB. Until and including our financial statements for the year ended December 31, 2008, we prepared our consolidated financial statements in accordance with Chilean GAAP, which differs in certain important aspects from accounting principles contained in IFRS. The effects of the transition to IFRS on the Company’s financial statements for the year ended December 31, 2008 are detailed in Note 4 to our consolidated annual financial statements included in the 2009 annual report.

ITEM 9: The Offer and Listing

Offer and Listing Details

For the periods indicated, the table below sets forth the reported high and low closing sales prices for the Common Stock on the Santiago Stock Exchange as well as the high and low sales prices of the ADSs as reported by the NYSE:

	Santiago Stock Exchange		NYSE
	(per share of common stock)		(per ADS)

	High	Low	High	Low
	(CLP)	(CLP)	(US$)	(US$)
Years
2007	4,280	3,040	45.80	26.91
2008	3,801	2,650	39.91	22.54
2009	4,102	3,167	39.94	25.93
2010	5,920	3,823	61.53	34.81
2011	6,800	4,720	63.70	48.00
2012 (through Mar. 31)	7,699	6,015	79.14	60.24
2009
1st quarter	3,821	3167	31.44	25.93
2nd quarter	3,996	3,265	36.00	27.75
3rd quarter	3,898	3,554	36.96	32.00
4th quarter	4,102	3,339	39.94	33.08
2010
1st quarter	4,270	3,823	42.89	34.81
2nd quarter	5,045	3,920	47.49	37.69
3rd quarter	5,920	4,680	59.95	42.56
4th quarter	5,900	5,190	61.53	53.65
2011
1st quarter	5,759	4,900	60.99	51.40
2nd quarter	5,800	5,350	61.70	55.85
3rd quarter	5,600	4,720	60.44	48.04
4th quarter	6,800	5,014	63.70	48.00
2012
1st quarter	7,699	6,015	79.14	60.24
Last six months
October 2011	5,600	5,014	59.81	50.78
November 2011	6,200	5,360	59.64	51.33
December 2011	6,800	6,690	63.70	57.94
January 2012	6,990	6,015	65.11	60.24
February 2012	7,280	6,118	74.16	62.99
March 2012	7,699	6,710	79.14	68.21

Significant trading suspensions of the Company's stock have not occurred in the last three years.

Plan of distribution

Not applicable

Markets

Our common stock is currently traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaíso Stock Exchange under the symbol “CCU.”  The Santiago Stock Exchange accounted for approximately 92.3%, 93.2% and 90.7% of the trading volume of our common stock in Chile in the last three years, respectively.  The remaining 7.7%, 6.8 and 9.3% respectively, was traded mainly on the Chile Electronic Stock Exchange.  Shares of our common stock were traded in the United States on the NASDAQ stock exchange between September 24, 1992 and March 25, 1999 and on the NYSE since March 26, 1999, in the form of ADSs, under the symbol “CCU”, each representing five shares of our common stock, with ADSs in turn evidenced by ADRs.  The ADSs are issued under the terms of a deposit agreement as amended dated September 1, 1992, among us, JPMorgan, as depositary, and the holders from time to time of the ADSs.

The trading volume of our ADSs in the NYSE in the last three years is as follows:

Year	Quarter	Traded Volume
		(thousands of ADS)

2009	1st quarter	2,093
	2nd quarter	3,212
	3rd quarter	2,602
	4th quarter	3,330
	Total	11,237

2010	1st quarter	2,799
	2nd quarter	5,705
	3rd quarter	4,378
	4th quarter	3,168
	Total	16,051

2011	1st quarter	2,701
	2nd quarter	2,475
	3rd quarter	2,810
	4th quarter	2,418
	Total	10,404

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

The Chilean Corporations Act also provides shareholders with the right to withdraw from a corporation in certain situations. Unless there is an ongoing bankruptcy proceeding, if a shareholders’ meeting approves any of the following matters, as modified by the 2010 amendment, dissenting shareholders will be automatically entitled to withdraw from the corporation upon payment by the corporation of the market value of their shares:

•	our transformation into a different type of legal entity,
•	our transformation into a different type of legal entity,
•	the disposition of 50% or more of the corporate assets, whether or not liabilities are also transferred, to be determined according to the balance sheet of the previous fiscal year, or the proposal or amendment of any business plan that contemplates the transfer of assets exceeding said percentage; the disposition of 50% or more of the corporate assets of a subsidiary, which represents at least 20% of the assets of the corporation, as well as any disposition of shares which results in the parent company losing its status as controller
•	the granting of real or personal guarantees to secure third-party obligations exceeding 50% of the corporate assets, except when the third party is a subsidiary of the company (in which case approval of the board of directors will suffice)
•	the creation of preferences for a series of shares or the increase, extension or reduction in the already existing ones. In this case, only dissenting shareholders of the affected series shall have the right to withdraw,
•	curing certain formal defects in the corporate charter which otherwise would render it null and void or any modification of its bylaws that should grant this right, and
•	other cases provided for by statute or in our bylaws, if any.

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

Material Contracts

Not applicable.

Exchange Controls

General Legislation and Regulations. The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. See “Item 3. Key Information – Selected Financial Data – Exchange Rate.” Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 – registration which grants the investor access to the Formal Exchange Market– or with the Central Bank of Chile under Chapter XIV of the Central Bank Foreign Exchange Regulations.

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

Our ADRs. A Foreign Investment Contract was entered into among the Central Bank of Chile, us and the Depositary pursuant to Article 47 of the Central Bank Act and Chapter XXVI. See “– General Legislation and Regulations.” According to Chilean law, a contract is ruled by the law in force at the time of its execution. Therefore, our Foreign Investment Contract is ruled by the foreign exchange regulations in force before April 19, 2001, among which is Chapter XXVI. Absent the Foreign Investment Contract, under Chilean exchange controls in force until April 19, 2001, investors would not have been granted access to the Formal Exchange Market for the purpose of converting Chilean pesos to U.S. dollars and repatriating from Chile amounts received in respect of deposited Shares or Shares withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying Shares and any rights with respect thereto). In December 1999, amendments were introduced to Chapter XXVI whereby, among other things, the Central Bank of Chile was authorized to reject applications under such regulations without expression of cause. In reviewing such applications, the Central Bank of Chile was required to take into account the situation of the balance of payments and the stability of the capital account. However, the Central Bank of Chile was authorized to impose certain conditions on the applicants prior to resolving the applications. In April 2000, Chapter XXVI was again amended in order to incorporate, in addition to shares issued by Chilean corporations, quotes of investment funds as eligible to be converted into ADSs. Chapter XXVI did not require delivery of a new application in case of the entry of U.S. dollars intended for the acquisition of shares not subscribed by the shareholders or by the transferees of the options to subscribe the shares.

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

Cash dividends and Other Distributions.  Cash dividends paid by us with respect to the ADSs or shares of common stock held by a foreign holder will be subject to a 35.0% Chilean withholding tax, which is withheld and paid over by us, which we refer to as the Chilean withholding tax.  A credit against the Chilean withholding tax is available based on the level of corporate income tax, or first category tax, actually paid by us on the taxable income to which the dividend is imputed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed.  In addition, distribution of book income in excess of retained taxable income is subject to the Chilean withholding tax, but such distribution is not eligible for the credit.  Under Chilean income tax law, for purposes of determining the level of the first category tax that has been paid by us, dividends generally are assumed to have been paid out of our oldest retained taxable profits.  Presently, the first category tax rate is 20.0%.  Whether the first category tax is imposed or not, the effective overall combined rate of Chilean taxes imposed with respect to our distributed profits would be 35.0%.  Nevertheless, in the case that the retained taxable profits or exempted profits as of December 31 of the year preceding a dividend are not sufficient to attribute to such dividend, we will make a withholding of 35.0% of the amount that exceeds those retained taxable or exempted profits.  In case such withholding is determined to be excessive before the end of the year, there will be rights to file for the reimbursement of the excess withholding.

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

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

The documents concerning us, which are referred to in this annual report, may be inspected at our principal offices at Vitacura 2670, Twenty Third Floor, Santiago, Chile.

Subsidiary Information

Not applicable.

ITEM 11: Quantitative and Qualitative Disclosures About Market Risk

The following discussion about our risk management activities includes “forward-looking statements” that involve risk and uncertainties.  Actual results could differ materially from those projected in the forward-looking statements.

We face primary market risk exposures in three categories: interest rate fluctuations, exchange rate fluctuations and commodity price fluctuations.  We periodically review our exposure to the three principal sources of risk described above and determine at our senior management level how to minimize the impact on our operations of commodity price, foreign exchange and interest rate changes.  As part of this review process, we periodically evaluate opportunities to enter into hedging mechanisms to mitigate such risks.

The market risk sensitive instruments referred to below are entered into only for purposes of hedging our risks and are not used for trading purposes.

Qualitative Information About Market Risk

Interest Rate Sensitivity

The interest rate risk is mainly originated by our financing sources. The principal exposure is related to LIBOR variable interest rates indexed obligations.

As of December 31, 2011, we had a total CLP51,998 million in debt indexed to LIBOR (CLP32,785 million as of December 31, 2010). Consequently, as of December 31, 2011, our financing structure consists (without taking into account the cross currency swaps effects) of approximately 21% (15% in 2010) debt with variable interest rates, and 79% (85% in 2010) debt with fixed interest rates.

To manage the interest rate risk, we have an interest rate administration policy that intends to reduce the volatility of its financial expenses, and to maintain an ideal percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term debt, as well as derivative instruments such as cross-currency interest rate swaps.

As of December 31, 2011, after considering the effect of interest rates and currency swaps, 98% (100% in 2010) of our long-term debt has fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2011, including exchange rates, interest rates, maturities and effective interest rates are detailed in Note 27 to our audited financial statements included elsewhere in this annual report.

Commodity and Raw Material Price Sensitivity

The principal commodity price sensitivity faced by us is the variation of: 1) barley and malt supply for the production of beer, 2) concentrates sugar and  plastic resin for the production and packaging of soft drinks, and 3) bulk wine and grapes for the manufacturing of wine and spirits.

Barley and malt. In Chile, we obtain our supply of barley and malt from local producers and in the international market. Long term supply agreements are entered into with local producers, where the barley price is set annually according to the market price, which is used to determine the malt price as per the agreements’ algorithms. The purchases and commitments expose the Company to risk regarding the fluctuation of commodity prices.

During 2011, we purchased 24,300 tons of malt (30,052 tons in 2010) and 12,000 tons of barley (27,000 tons in 2010). CCU Argentina acquires malt only from local producers. This raw material accounts for approximately 29% of the beer direcy cost. See “Item 4: Information on the Company – Business Overview – Our Beer Business – Our Beer Business in Chile – Raw Materials” and “Item 4: Information on the Company – Business Overview – Our Beer Business – Our Beer Business in Argentina – Raw Materials.”  We do not hedge these transactions.  Rather, we negotiate yearly contracts with malt suppliers.

Concentrates, sugar and plastic resin. The principal raw material used in the production of non-alcoholic beverages are concentrates, which are mainly acquired from licensees, sugar and plastic resin for the manufacturing of plastic bottles and containers. We generally purchase our sugar requirements from Empresas Iansa S.A., the sole producer of sugar in Chile as well as from imports. Plastic resin is also imported. The Company is exposed to price fluctuations risks with regards to these raw materials, which jointly represent 55% of the direct cost of the non-alcoholic beverages. See “Item 4: Information on the Company – Business Overview – Our Soft Drinks and Mineral Water Business – Our Soft Drinks and Mineral Water Business in Chile – Raw Materials.”  We do not hedge these transactions.

Grapes and wine. The principal raw materials used by our wine subsidiary VSPT in the production of wine are its own harvested grape as well as purchased grapes and wine. VSPT obtains approximately 47% of the grapes used for export wines from its own vineyards, thereby reducing grape price volatility and ensuring quality consistency.  Approximately 90% of the wine or grape supply for the production of the wine sold in the domestic market is purchased from third parties.  During 2011, the subsidiary purchased 65% of the necessary grapes and wine on the basis  of yearly contracts at fixed prices from third parties.  Spot transactions for wine are executed from time to time depending on additional wine needs.  During the last three years VSPT bought grapes and wine in Chile in the amount of CLP15,733 million, CLP32,255 million and CLP38,705 million, respectively.  See “Item 4: Information on the Company – Business Overview – Our Wine Business – Raw Materials.”

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

As of December 31, 2011, we maintained in Chile foreign currency obligations amounting to CLP78,153 (CLP52,560 million in 2011), mostly denominated in U.S. dollars. Foreign currency obligations accruing variable interests (CLP51,998 million in 2011 and CLP32,785 million in 2010) represent 21% (15% in 2010) of the total such obligations. The remaining 79% (85% in 2010) is denominated in inflation-indexed Chilean pesos. The CLP78,152 million foreign currency obligations include loans for US$ 70 million (CLP36,381 million in 2011 and CLP32,785 million in 2010) which are hedged by currency and interest rate hedge agreements, converting such debts in fixed interest rate inflation-adjusted obligations in Chilean pesos. In addition, we maintain foreign currency assets for CLP43,099 million (CLP25,050 million in 2010) that mainly correspond to exports accounts receivable.

Regarding the Argentine subsidiaries operations, the liability net exposure in U.S. dollars and other currencies amounts to CLP2,199 million (CLP5,245 million in 2010).

To protect the value of the foreign currency assets and liabilities net position of our Chilean operations, we enter into derivative agreements (currency forwards) to hedge against any variation in the Chilean peso as compared to other currencies.

As of December 31, 2011, our assets (liabilities) net exposure in foreign currencies, after the use of derivative instruments, amounted to CLP1,789 million (CLP1,533 million in 2010).

Of our total sales, both in Chile and Argentina, 9% (11% in 2010) correspond to export sales made in foreign currencies, mainly U.S. dollars, euro, sterling pound, and of the total costs, 60% (61% in 2010) correspond to raw material and product purchases in foreign currencies, or indexed to such currencies. We do not actively hedge the eventual variations in the expected cash flows from such transactions.

On the other hand, we are exposed to exchange rate movements related to the conversion from Argentine pesos to Chilean pesos in the income, assets and liabilities of our subsidiaries in Argentina. We do not actively hedge the risks related to the subsidiaries conversion, the effects of which are recorded in Equity. As of December 31, 2011, the net investment in Argentine subsidiaries amounted to CLP94,073 million (CLP86,527 million in 2010).

Quantitative Information About Market Risk

Interest Rate Sensitivity

Most of our debt is at a fixed interest rate, so it is not exposed to fluctuations in interest rates. While we have a US$70 million variable rate loan we have entered into a cross-currency swap to mitigate the interest rate risk associated with this loan. As of December 31, 2011, our interest-bearing debt amounted to CLP247,061 million (see note 27 to the consolidated financial statements), 79% of which was fixed debt and 21% was variable-rate debt.

The following table summarizes debt obligations with interest rates by maturity date, the related weighted-average interest rates and fair values:

Interest-Bearing Debts as of December 31, 2011
(in millions of CLP, except percentages)

		Contractual Maturity Date
		2012	2013	2014	2015	2016	Thereafter	Total	Fair Value
Interest bearing liabilities
Fixed rate
CLP	Bonds and Banks	14,976	3,230	69,845	3,108	3,108	83,970	178,238	173,913
Interest rate		5.2%	4.2%	3.1%	4.1%	4.1%	4.7%	4.0%

US$		9,435						9,435	9,435
	Average interest rate	1.7%						1.7%

Argentine pesos		10,661						10,661	10,661
	Average interest rate	18.2%						18.2%

Variable rate
US$		36,381						36,381	35,755
	Average interest rate	Libor + 0.27%

Non interest bearing liabilities
Derivate Contract
Cross Currency Swap:
Receive US$ at Libor + 0.27		36,602						36,602	36,602
Pay CLP (UF) at 2.75%		40,909						40,909	40,909
Forwards		405						405	405

(1) A UF (Unidad de Fomento) is a daily indexed, peso-demonimated monetary unit. The UF is set daily in advance based on the previous month’s inflation rate.

(2) Bonds issued in the Chilean market.

(3) Includes the US$70 million loans that are hedged through cross-currency interest rate swap agreements.

Commodity Price Sensitivity

The major commodity price sensitivity faced by us is the variation of malt prices.

The following table summarizes information about our malt, barley, sugar and bulk wine inventories and futures contracts that are sensitive to changes in commodity prices, mainly malt prices.  For inventories, the table presents the carrying amount and fair value of the inventories and contracts as of December 31, 2011.  For these contracts the table presents the notional amount in tons, the weighted average contract price, and the total dollar contract amount by expected maturity date.

                                                    Commodity Price Sensitivity as of December 31, 2011

	Carrying Amount						Fair Value
On Balance Sheet Position
Malt inventory (millions of CLP)	CLP8,938						9,020
Bulk wine inventory - raw material	27,667						31,687

	Expected Maturity						Fair Value
	2012	2013	2014	2015	2016	Thereafter
Purchase Contracts
Malt:
Fixed Purchase Volume (tons)	32,250	27,440	32,982	33,973	14,250	-
Weighted Average Price (US$ per ton) (*)	615	615	615	615	615	-
Contract Amount (thousands of US$)	US$19,834	16,876	20,284	20,893	8,764	-	87,355
Sugar:
Fixed Purchase Volume (tons)	60,500	60,500	-	-	-	-
Weighted Average Price (US$ per ton) (*)	757	757	-	-	-	-
Contract Amount (thousands of US$)	US$45,799	45,799	-	-	-	-	99,704
Grapes:
Fixed Purchase Volume (tons)	19,124	17,237	8,408	7,807	3,351	4,680
Weighted Average Price (CLP per kg) (*)	199	197	219	198	260	433
Contract Amount (millions of CLP)	CLP3,801	3,398	1,845	1,548	873	2,025	19,417
Wine:
Fixed Purchase Volume (million liters)	3,250	3,250	-	-	-	-
Weighted Average Price (CLP per liter) (*)	220	220	-	-	-	-
Contract Amount (millions of CLP)	CLP716	716	-	-	-	-	1,625

_________

(*)  Weighted average price estimation is calculated based on expected market prices.  Prices to be paid by us are adjusted based on current market conditions.

As of December 31, 2011 we had malt purchase contracts for US$118.4 million, compared with US$114.2 million as of December 31, 2010.

Exchange Rate Sensitivity

The major exchange rate risk faced by us is the variation of the Chilean peso against the U.S. dollar.

On November 23, 2007, the Cayman Islands Branch of Compañía Cervecerías Unidas S.A. entered into a US$70 million, five-year unsecured, loan agreement. This credit agreement has a variable interest rate of LIBOR + 0.27% in U.S. dollars. The amortization of the loan will be done in one payment at the maturity date. Interest payments are made on a semi-annual basis. To avoid the exchange and interest risks of this credit, we entered into a cross-currency interest rate swap agreement for the total amount of this loan. As a consequence, we replaced the risk of LIBOR fluctuations for this credit agreement with a fixed rate of 2.75% in UF.

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

The following table summarizes our debt obligations, cash and cash equivalents, accounts receivable and derivative contracts in foreign currencies as of December 31, 2011 in million Chilean pesos, according to their maturity date, weighted-average interest rates and fair values:

Exchange Rate Sensitivity as of December 31, 2011
(in millions of CLP, except percentages and exchange rate)

		Contractual Maturity Date
		2012	2013	2014	2015	2016	Thereafter	Total	Fair Value
Debt Obligations
Variable rate (US$)
Short and medium term (1)		36,381	-	-	-	-	-	36,381	35,755
Average int.rate		Libor + 0.27%						Libor + 0.27%
Fixed rate (US$)
Short term		9,435						9,435	9,435
Interest rate		1.7%						1.7%
Fixed rate (Argentina $)
Short term		10,661						10,661	10,661
Interest rate		18.2%						18.2%

Cash and Cash Equivalents
US$		2,686						2,686	2,686
Others		1,079						1,079	1,079
TOTAL		3,765						3,765	3,765

Accounts Receivables
US$		19,274						19,274	19,274
EUR		7,961						7,961	7,961
Others		42,196						42,196	42,196
TOTAL		69,431						69,431	69,431

		Contractual Maturity Date
	Notional	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value
	amount
Derivate Contracts (in
thousand of US$)
Receive Ch$/pay US$	US$80,951	US$80,951						US$80,951	US$80,287
Receive US$/pay Ch$		US$70,000						US$70,000	US$71,834

(1) This debt takes into account US$ loans that are hedged through cross-currency interest rate swap agreements which convert the entire US$ debt to CLP debt (UF1,850,175).

ITEM 12: Description of Securities Other than Equity Securities

12.D.3. Depositary Fees and Charges

JP Morgan Chase Bank N.A. (JP Morgan) is the depositary of CCU shares in accordance with the deposit agreement, dated September 1, 1992, entered into by and among CCU, Morgan Guaranty Trust Company of New York, currently JPMorgan, as depositary, and all owners from time to time of ADSs issued by CCU (“Deposit Agreement”).

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

12.D.4. Depositary Payments

In 2011, the following reimbursements were made by JPMorgan, pursuant to the corresponding tax retention, in connection with our ADR program:

Expenses	US$ amount (*)
Documents Edgard and filing 20F legal review FASB fee PCAOB fee NYSE annual Fee Teleconferencing 20F auditing fees Conferences and Non-deal road show Total (*) includes 30% tax retention	2.0 49.7 0.6 3.7 38.0 1.0 27.8 27.2 150.0

 PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15: Controls and Procedures

(a) Controls and Procedures.  The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2011. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2011.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting.  Our management, including our CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting and has assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2011 our internal control over financial reporting is effective.

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

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears herein.

(c) Attestation Report of the Registered Public Accounting Firm.  See page F-2 of our audited consolidated financial statements.

(d) Changes in Internal Control over Financial Reporting.  There has been no change in our internal control over financial reporting during 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(e) Whistle-blowing procedure. We have a whistle-blowing procedure which allows any employee of CCU, of its associates or any person, to communicate to a designated person questionable practices or activities that constitute a breach of accounting procedures, internal controls, audit matters and the Code of Business Conduct.

ITEM 16A: Audit Committee Financial Expert

In the Board of Directors meeting of April 18, 2012, after the election of a new board at the Shareholders´ meeting,  the Board of Directors appointed the following members to our Audit Committee: Messrs. Vittorio Corbo and Philippe Pasquet. Mr. Pasquet and Mr. Corbo meet the independence criteria contained in the Exchange Act and the NYSE Rules.

We do not have an audit committee financial expert serving on our Audit Committee, as such term is defined under Item 407 of Regulation S-K. We do not have an audit committee financial expert because we are not required to appoint one under Chilean law.

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

ITEM 16C: Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2010 and 2011:

	2010	2011
	(millions of CLP) (millions of CLP )
Audit Fees	293	230
Audit-Related Fees	82	24
Tax Fees	0	0
All Other Fees	20	27
Total Fees	396	280

“Audit fees” in the above table are the aggregate fees billed by PricewaterhouseCoopers in connection with the review and audit of our semi-annual and annual consolidated financial statements, as well as the review of other fillings. “Audit-related fees” are the aggregate fees billed by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations regarding the Sarbanes-Oxley Act and due diligence related to transactions.  “Tax fees” are fees billed by PricewaterhouseCoopers associated with the issuance of certificates for tax and legal compliance purposes. “All Other Fees” are mostly related to environmental matters in 2011 and IFRS matters in 2010.

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

ITEM 16F: Change in Registrant’s Certifying Accountants

During the years ended December 31, 2009, 2010 and 2011 and through the date of this Annual Report, the principal independent accountant engaged to audit our financial statements, PricewaterhouseCoopers (“PWC”), has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed. For each of the years ended December 31, 2009, 2010 and 2011, PWC has not expressed reliance on another accountant or accounting firm in its report on our audited annual financial statements for such periods.

During the years ended December 31, 2009, 2010 and 2011 and through the date of this Annual Report, we have not engaged a new independent accountant as either the principal accountant to audit our financial statements, or as an independent accountant to audit a significant subsidiary and on whom the principal accountant is expected to express reliance in its report.

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

Under the amendment to the Chilean Corporations Act, in effect as of January 1, 2010, an open-stock corporation must have at least one independent director (out of a minimum of seven directors) when its market capitalization reaches or exceeds 1.5 million Unidades de Fomento (as of March 31, 2012 approximately CLP33,800 million) and at least 12,5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares. In addition, the Chilean Corporation Act enumerates  a number of relationships that preclude independence. The Chilean law also establishes a number of principles of general applicability designed to avoid conflicts of interests and to establish standards for related party transactions.  Specifically, directors elected by a group or class of shareholders have the same duties to the company and to the other shareholders as the rest of the directors, and all transactions with the company in which a director has an interest, must be in the interest of and for the benefit of the company, compare in price, terms and conditions to those prevailing in the market at the time of its approval and comply with the requirements and procedures set forth in Chapter XVI of the Chilean Corporation Act. See “Item 7: Major Shareholders and Related Party Transactions.”

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

ITEM 16H: Mine Safety Disclosure

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

12.1        Certification of Chief Executive Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2        Certification of Chief Financial Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1        Certification of Chief Executive Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2        Certification of Chief Financial Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Kem
MISIONES DE RENGO
Limón Soda
Bilz
Pap
PISCO
Mistral
Heineken
CALAF
CANADA DRY
pepsi
CRISTAL
CERVEZA
cachantun
Lipton
Ice Tea
CAMPANARIO
Escudo
Gato
Watt's
SIERRA MORENA
Gatorade
ROYAL
GUARD
crush

CCU

A WORLD OF FLAVOURS COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS (Figures expressed in thousands of Chilean pesos) for the year ended as of December 31, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Compañía Cervecerías Unidas S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Compañía Cervecerías Unidas  S.A. and its subsidiaries at December 31, 2011 and 2010 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

INDEX

INDEX		4
CONSOLIDATED STATEMENT OF FINANCIAL POSITION		6
CONSOLIDATED STATEMENT OF INCOME		8
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME		9
STATEMENT OF CHANGES IN EQUITY		10
CONSOLIDATED STATEMENT OF CASH FLOW		11
NOTE 1 GENERAL INFORMATION		12
NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES		16
2.1	Basis of preparation	16
2.2	Basis of consolidation	17
2.3	Financial information as per operating segments	18
2.4	Foreign currency and unidad de fomento (Adjustable unit)	18
2.5	Cash and cash equivalents	19
2.6	Financial instruments	19
2.7	Financial asset impairment	21
2.8	Inventories	21
2.9	Other non-financial assets	21
2.10	Property, plant and equipment	22
2.11	Leases	22
2.12	Investment property	22
2.13	Biological assets	23
2.14	Intangible assets other than goodwill	23
2.15	Goodwill	23
2.16	Impairment of non-current assets other different than goodwill	24
2.17	Assets of a disposal group held for sale	24
2.18	Income tax and deferred taxes	24
2.19	Employees benefits	25
2.20	Provisions	25
2.21	Provisions for returns of bottles and containers	25
2.22	Revenue recognition	26
2.23	Commercial agreements with distributors and supermarket chains	26
2.24	Cost of sales of products	26
2.25	Other expenses by function	27
2.26	Distribution expenses	27
2.27	Administration expenses	27
2.28	Environment	27
NOTE 3 ESTIMATES AND APPLICATION OF PROFESSIONAL JUDGMENT		27
NOTE 4 ACCOUNTING CHANGES		28
NOTE 5 RISK ADMINISTRATION		28
NOTE 6 FINANCIAL INSTRUMENTS		34
NOTE 7 FINANCIAL INFORMATION AS PER OPERATING SEGMENTS		40
NOTE 8 BUSINESS COMBINATIONS		46
NOTE 9 NET SALES		47
NOTE 10 NATURE OF THE COSTS AND EXPENSES		47
NOTE 11 FINANCIAL RESULTS		48

Compañía Cervecerías Unidas S.A. Consolidated Statement of Financial Position (Assets) (Figures expressed in thousands of Chilean pesos)

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS	Notes	As of December 31, 2011	As of December 31, 2010
		ThCh$	ThCh$
Current Assets
Cash and cash aquivalent	14	177,664,378	151,614,300
Other financial assets	6	3,943,959	2,328,952
Other non-financial assets	18	11,565,924	9,489,913
Accounts receivable-trade and other receivables	15	193,065,162	153,013,546
Accounts receivable from related companies	16	9,984,206	6,833,634
Inventories	17	128,535,184	108,353,258
Taxes receivables	26	17,277,288	14,150,987
Total current assets different from assets of disposal group held for sale		542,036,101	445,784,590
Assets of disposal group held for sale	24	509,675	497,324
Total assets of disposal group held for sale		509,675	497,324
Total current assets		542,545,776	446,281,914
Non-current assets
Other financial assets	6	194,669	15,813
Other non-financial assets	18	2,996,836	8,826,744
Accounts receivable from related companies	16	418,922	444,685
Investment accounted by equity method	19	39,923,677	42,596,043
Intangible assets other than goodwill	20	41,173,260	34,982,221
Goodwill	21	69,441,207	67,761,406
Property, plant and equipment (net)	22	556,949,110	508,162,219
Biological assets	25	18,320,548	16,668,630
Investment property	23	7,720,575	7,403,275
Deferred tax assets	26	18,806,779	18,546,061
Total non-current assets		755,945,583	705,407,097
Total Assets		1,298,491,359	1,151,689,011

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. Consolidated Statement of Financial Position (Liabilities and Equity) (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY	Notes	As of December 31, 2011	As of December 31, 2010
LIABILITIES		ThCh$	ThCh$
Current Liabilities
Other financial liabilities	27	76,105,061	12,821,855
Accounts payable-trade and other payables	28	165,553,288	135,391,623
Accounts payable- to related companies	16	8,811,500	7,428,103
Other short-term provisions	29	1,169,126	992,811
Tax liabilities	26	16,761,406	8,290,713
Employee benefits provisons	31	13,906,409	11,069,052
Other non-financial liabilities	30	68,463,924	60,963,923
Total current Liabilities		350,770,714	236,958,080
Non-current Liabilities
Other financial liabilities	27	170,955,440	220,145,167
Accounts payable to related companies	16	2,484,790	620,868
Other long-term provisions	29	13,824,021	11,139,891
Deferred tax liabilities	26	60,147,021	53,454,015
Employee benefits provisions	31	15,523,711	14,297,403
Total non-current Liabilities		262,934,983	299,657,344
Total Liabilities		613,705,697	536,615,424
EQUITY
Equity attributable to equity holders of the parent	33
Paid-in capital		231,019,592	231,019,592
Other reserves		(35,173,607)	(37,119,228)
Retained earnings		373,129,952	311,754,155
Subtotal equity attributable to equity holders of the parent		568,975,937	505,654,519
Non-controlling interests	32	115,809,725	109,419,068
Total Shareholders' Equity		684,785,662	615,073,587
Total Liabilities and Shareholders' Equity		1,298,491,359	1,151,689,011

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. Consolidated Statement of Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF INCOME

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2011	2010	2009
		ThCh$	ThCh$	ThCh$
Net Sales	9	969,550,671	838,258,327	776,544,195
Cost of Sales	10	(450,563,274)	(383,812,866)	(365,098,371)
Gross Margin		518,987,397	454,445,461	411,445,824
Other income by function	12	21,312,287	2,432,003	2,362,077
Distribution costs	10	(150,071,122)	(129,079,325)	(110,020,778)
Administrative expenses	10	(77,095,019)	(63,995,182)	(67,833,191)
Other expenses by function	10	(122,373,310)	(108,544,472)	(98,571,931)
Other gains (losses)	13	3,010,058	6,136,250	21,924,632
Financial income	11	7,076,849	2,380,886	2,075,957
Financial costs	11	(14,410,911)	(10,668,587)	(12,442,847)
Equity and income of joint venture	19	1,069,311	966,122	1,349,144
Foreign currency exchange differences	11	(1,078,604)	(1,400,700)	(1,390,069)
Result as per adjustment units	11	(6,734,379)	(5,079,737)	4,190,023
Income before taxes		179,692,557	147,592,719	153,088,841
Income taxes	26	(44,890,356)	(27,656,049)	(11,723,673)
Income from continued activities		134,802,201	119,936,670	141,365,168

Net income attributable to:
Equity holders of the parent		122,751,594	110,699,515	128,037,473
Non-controlling interests	32	12,050,607	9,237,155	13,327,695
Net income of year		134,802,201	119,936,670	141,365,168
Net income per share (Chilean pesos) from:
Continuing operations		385.40	347.56	402.00
Discontinued operations		-	-	-
Diluted earnings per share (Chilean pesos) from:
Continuing operations		385.40	347.56	402.00
Discontinued operations		-	-	-

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

These cosolidated financial statement include an exceptional Items as describe in Note 7, 12 and 13.

Compañía Cervecerías Unidas S.A. Consolidated Statement of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the years ended December 31,
		2011	2010	2009
		ThCh$	ThCh$	ThCh$
Net Income		134,802,201	119,936,670	141,365,168
Other income and expenses charged or credited againts equity
Cash flow hedge	33	(239,524)	(429,445)	(6,507,854)
Exchange differences of foreign subsidiaries	33	2,372,063	(11,900,089)	(34,738,644)
Income tax related to other income components and expense charged or	33	42,580	79,447	1,106,335
credited against equity
Total other comprehensive income and expense		2,175,119	(12,250,087)	(40,140,163)
Comprehensive income and expense		136,977,320	107,686,583	101,225,005
Comprehensive income and expense originated by:
Equity holders of the parent (1)		124,757,085	99,349,765	90,646,599
Non-controlling interests		12,220,235	8,336,818	10,578,406
Comprehensive income and expense		136,977,320	107,686,583	101,225,005
(1) Corresponds to the income (loss) for the year in case no income or expenses have been recorded directly against shareholders´s equity.

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

These cosolidated financial statement include an exceptional Items as describe in Note 7, 12 and 13.

Compañía Cervecerías Unidas S.A. Statement of Changes in Equity (Figures expressed in thousands of Chilean pesos)

STATEMENT OF CHANGES IN EQUITY

STATEMENT OF CHANGES IN EQUITY	Paid-in Capital		Other Reserves			Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interest	Total Shareholder's Equity
	Common Stock	Shares premium	Currency translation difference	Hedge reserves	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2009	215,540,419	15,479,173	15,817,197	6,363,663	(10,016,131)	200,680,243	443,864,564	104,097,806	547,962,370
Changes
Final dividends (1)	-	-	-	-	-	(8,263,070)	(8,263,070)	-	(8,263,070)
Interim dividends (2)	-	-	-	-	-	(19,110,172)	(19,110,172)	-	(19,110,172)
Interim dividends according to policy (3)	-	-	-	-	-	(44,908,565)	(44,908,565)	-	(44,908,565)
Other increases (decreases) in Equity	-	-	-	-	31,700	(31,511)	189	(3,699,240)	(3,699,051)
Comprehensive income and expense	-	-	(31,989,355)	(5,401,519)	-	128,037,473	90,646,599	10,578,406	101,225,005
Total changes in equity	-	-	(31,989,355)	(5,401,519)	31,700	55,724,155	18,364,981	6,879,166	25,244,147
AS OF DECEMBER 31, 2009	215,540,419	15,479,173	(16,172,158)	962,144	(9,984,431)	256,404,398	462,229,545	110,976,972	573,206,517
Balance as of January 1, 2010	215,540,419	15,479,173	(16,172,158)	962,144	(9,984,431)	256,404,398	462,229,545	110,976,972	573,206,517
Changes
Interim dividends (2)	-	-	-	-	-	(18,473,167)	(18,473,167)	-	(18,473,167)
Interim dividends according to policy (3)	-	-	-	-	-	(36,876,591)	(36,876,591)	-	(36,876,591)
Other increases (decreases) in Equity	-	-	-	-	(575,033)	-	(575,033)	(9,894,722)	(10,469,755)
Comprehensive income and expense	-	-	(10,999,752)	(349,998)	-	110,699,515	99,349,765	8,336,818	107,686,583
Total changes in equity	-	-	(10,999,752)	(349,998)	(575,033)	55,349,757	43,424,974	(1,557,904)	41,867,070
AS OF DECEMBER 31, 2010	215,540,419	15,479,173	(27,171,910)	612,146	(10,559,464)	311,754,155	505,654,519	109,419,068	615,073,587
Balance as of January 1, 2011	215,540,419	15,479,173	(27,171,910)	612,146	(10,559,464)	311,754,155	505,654,519	109,419,068	615,073,587
Changes
Interim dividends (2)	-	-	-	-	-	(19,428,675)	(19,428,675)	-	(19,428,675)
Interim dividends according to policy (3)	-	-	-	-	-	(41,947,122)	(41,947,122)	-	(41,947,122)
Effect business combination	-	-	-	-	-	-	-	4,382,116	4,382,116
Other increases (decreases) in Equity	-	-	-	-	(59,870)	-	(59,870)	(10,211,694)	(10,271,564)
Comprehensive income and expense	-	-	2,133,205	(127,714)	-	122,751,594	124,757,085	12,220,235	136,977,320
Total changes in equity	-	-	2,133,205	(127,714)	(59,870)	61,375,797	63,321,418	6,390,657	69,712,075
AS OF DECEMBER 31, 2011	215,540,419	15,479,173	(25,038,705)	484,432	(10,619,334)	373,129,952	568,975,937	115,809,725	684,785,662
(1) Related to the difference between the dividends effectively paid and the provision established (50% as per current policies) at the closing date of the preceeding year.

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. Consolidated Statement of Cash Flow (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CASH FLOW

CONSOLIDATED STATEMENT OF CASH FLOW	Note	For the years ended December 31,
		2011	2010	2009
		ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operational activities
Collection classes:
Proceeds from goods sold and services rendered		1,096,972,292	1,109,343,102	1,049,098,622
Other proceeds from operating activities		20,524,955	21,054,319	15,092,344
Types of payments:
Payments of operating activities		(671,823,189)	(743,733,742)	(656,127,896)
Payments of salaries		(104,241,713)	(88,440,973)	(79,161,980)
Other payments for operating activities		(147,127,916)	(130,673,513)	(139,937,632)
Dividends received		1,710,625	1,147,778	951,045
Interest paid		(12,022,016)	(9,214,835)	(9,377,031)
Interest received		6,748,317	1,056,066	3,297,780
Income tax reimbursed (paid)		(32,307,744)	(19,438,054)	(1,360,477)
Other cash movements	14	8,936,842	18,165,032	(31,630,325)
Net cash flows from (used in) operational activities		167,370,453	159,265,180	150,844,450

Cash flows from (used in) investing activities
Proceeds from sale and investment in a subsidiary	14	-	-	29,874,428
Cash flows used for control of subsidiaries or other businesses	14	(3,257,272)	(10,646,456)	(1,036,500)
Cash flow used in the purchase of associates	19	(2,456,489)	-	-
Proceeds from sale of property, plant and equipment		931,714	11,162,012	262,461
Acquisition of property, plant and equipment		(77,846,927)	(64,396,164)	(57,892,476)
Others cash movements	14	6,389,344	(1,467,752)	(1,939,974)
Net cash flows from (used in) investing activities		(76,239,630)	(65,348,360)	(30,732,061)

Cash flows from (used in) financing activities
Proceeds from term loans	14	6,680,256	-	118,031,844
Proceeds from short-term loans		17,963,056	8,570,740	-
Total amount from loans		24,643,312	8,570,740	118,031,844
Loans to related entities		2,722,942	-	-
Loan payments		(6,024,782)	(7,038,439)	(97,608,004)
Payments of finance lease liabilities		(1,520,235)	(1,476,189)	(1,455,592)
Payments of loan to related entities		(7,169,295)	(3,341,762)	(1,482,778)
Dividends paid		(62,793,418)	(72,370,536)	(50,709,762)
Others cash movements	14	(15,096,775)	(3,707,315)	(3,832,556)
Net cash flows from (used in) financing activities		(65,238,251)	(79,363,501)	(37,056,848)
Net Increase (Decrease) in cash and cash equivalents, before the effect of changes in exchange rate		25,892,572	14,553,319	83,055,541
Effects of changes in exchange rates on cash and cash equivalents		157,506	(292,688)	(1,001,857)

Cash and cash equivalents, initial balance		151,614,300	137,353,669	55,299,985
Cash and cash equivalents, final balance 14		177,664,378	151,614,300	137,353,669

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 1 General Information

Compañía Cervecerías Unidas S.A. (CCU, or the Company or the Parent Company) was incorporated in Chile as an open stock company, and it is registered in the Securities Record of the Superintendencia de Valores y Seguros de Chile (Local Superintendence of Equity Securities, SVS) under Nº 0007, consequently, the Company is subject to Regulation by the SVS. The Company’s shares are quoted in Chile on the Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and it quotes its American Depositary Shares (ADS) on the New York Stock Exchange (NYSE). One ADS is equivalent to 5 ordinary shares.

Through its subsidiaries, CCU produces, bottles, sells and distributes beverages. It is a multi-category company that participates in businesses such as beer, wine, spirits, cider and non-alcoholic beverages, such as soft drinks, nectars and waters. In the beer business it participates in the Chilean and Argentine markets, as well as in the wine business, where it exports to over 86 countries. Argentina is also involved in the business of cider and in the rest of the businesses the Company participates only in the Chilean market. Additionally, through the joint business Foods Compañía de Alimentos CCU S.A. (Foods) it participates in the ready-to-eat market. CCU, either directly or through its subsidiaries, sells goods or provide services to other business units such as plastic bottles and caps, shared services management, logistics, distribution of finished products and marketing services.

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

The Company is the second largest beer producer in the Argentine market, with three production facilities in the cities of Salta, Santa Fé and Luján. In Argentina the Company produces and/or distributes Heineken and Budweiser beer under license, as well as proprietary brands, such as: Salta, Santa Fé, Schneider and Palermo. The Company also imports and distributes, among others, beers Negra Modelo, Corona, Guinness and Paulaner.

The Company is also a wine producer in Chile, through its subsidiary Viña San Pedro Tarapacá S.A. (“VSPT”), the second largest wine exporter in Chile, and the third largest winery in the domestic market. VSPT produces and markets ultra-premium, reserve, varietal and popular-priced wines under the brand families Viña San Pedro, Viña Tarapacá, Viña Santa Helena, Viña Misiones de Rengo, Viña Mar, Casa Rivas, Viña Altaïr, Viña Leyda, Tamarí and Finca La Celia, the two latter of Argentine origin.

The Company, through its subsidiary Embotelladora Chilenas Unidas S.A. (“ECUSA”) is one of the largest non-alcoholic beverage producers in Chile, including: soft drinks, mineral and purified water, nectars, tea, sports and energetic drink. It is bottler and distributor in Chile under its proprietary brands and of those brands produced under license. The proprietary brands include Bilz and Pap in the category of soft drinks; Cachantún and Porvenir in waters, which are operated by our subsidiary Aguas CCU-Nestlé Chile S.A. The brands under license include PepsiCo (Pepsi, Seven Up, Lipton Tea and Gatorade), Schweppes Holding Limited (Orange Crush and Canada Dry), Nestlé S.A. (Nestlé Pure Life and Perrier) and Promarca (Watts). The Company’s soft drinks, purified waters and nectar products are produced at two facilities located in Santiago and Antofagasta; its mineral waters are bottled at two plants in the central region of the country: Coinco and Casablanca.

The Company, through its subsidiary Compañía Pisquera de Chile S.A. (“CPCh”), is one of the largest pisco producers in Chile, and it also participates in the rum and ready-to-drink cocktail businesses. Company-owned brands include: Control C, Mistral and Campanario in pisco and Sierra Morena in rum.  CPCh also sells and distributes Bauzá and Pernod Ricard’s products including the brands Pisco Bauzá and Havana Club, Chivas Regal and Absolut Vodka, respectively.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The detail of the described licenses situation appears below:

Main brands under license
Licenses	Validity Date
Watt's rigid packaging, except carton	Indefinite
Pisco Bauzá	Indefinite
Budweiser for Argentina and Uruguay	December 2025
Pepsi, Seven Up and Té Lipton	March 2020
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda)	December 2018
Budweiser for Chile	December 2015
Austral	September 2015
Negra Modelo and Corona for Argentina	December 2014
Heineken for Chile and Argentina (1)	Rolling Contract
Nestlé Pure Life (2)	December 2012
Gatorade (3)	March 2012

(1) License for 10 years renewable every year automatically under identical conditions (Rolling Contract), unless notice of non-renewal.

(2) Renewable License for periods of five years, subject to compliance with the conditions agreed in the contract.

(3) Renewable License for 2 or 3 year period, subject to compliance with the conditions agreed in the contract.

The Company’s address and main office is located in Santiago city, at Avenida Vitacura Nº 2,670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

As of December 31, 2011 the Company had a total 5,758 employees according to the following detail:

	Number of employees
	Parent Company	Consolidated
Main Executives	74	249
Professionals and Techniciens	267	1,529
Workers	55	3,980
Total	396	5,758

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 66.1% of the Company’ shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile Limitada, a company controlled by Heineken Americas B.V, both with a 50% equity participation.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The consolidated financial statements include the following significant subsidiaries direct and indirect and where the percentage of participation represents the economic interests at the consolidated level:

Subsidiary	TAX ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of December 31, 2011			As of December 31, 2010
				Direct	Indirect	Total	Total
Cervecera CCU Chile Ltda.	96.989.120-4	Chile	Chilean peso	99,7500	0,2499	99,9999	99,9999
Embotelladoras Chilenas Unidas S.A.	99.501.760-1	Chile	Chilean peso	96,8291	3,1124	99,9415	99,9415
Cía. Cervecerías Unidas Argentina S.A.(1)	0-E	Argentina	Argentinean peso	-	99,9907	99,9907	99,9900
Viña San Pedro Tarapacá S.A. (2)	91.041.000-8	Chile	Chilean peso	-	49,9920	49,9920	49,9917
Compañía Pisquera de Chile S.A. (3)	99.586.280-8	Chile	Chilean peso	46,0000	34,0000	80,0000	80,0000
Transportes CCU Limitada	79.862.750-3	Chile	Chilean peso	98,0000	2,0000	100,0000	100,0000
CCU Investments Limited	0-E	Islas Cayman	Chilean peso	99,9999	0,0001	100,0000	100,0000
Inversiones INVEX DOS CCU Limitada	76.126.311-0	Chile	Chilean peso	99,0000	0,9997	99,9997	-
Financiera CRECCU S.A.	76.041.227-9	Chile	Chilean peso	99,9602	0,0398	100,0000	99,9972
Fábrica de Envases Plásticos S.A.	86.150.200-7	Chile	Chilean peso	90,9100	9,0866	99,9966	99,9966
Southem Breweries Establishment	0-E	Vaduz- Liechtenstein	Chilean peso	50,0000	49,9950	99,9950	99,9950
Comercial CCU S.A.	99.554.560-8	Chile	Chilean peso	50,0000	49,9862	99,9862	99,9859
CCU Inversiones S.A.	76.593.550-4	Chile	Chilean peso	98,8396	1,1328	99,9724	99,9719
Millahue S.A.	91.022.000-4	Chile	Chilean peso	99,9621	-	99,9621	99,9621
Aguas CCU-Nestlé Chile S.A. (4)	76.003.431-2	Chile	Chilean peso	-	50,0707	50,0707	50,0707
Compañía Cervecera Kunstmann S.A.	96.981.310-6	Chile	Chilean peso	50,0007	-	50,0007	50,0007

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

In addition to the table presented above, below are the percentages of participation with right to vote, in each of the subsidiaries to December 31, 2011 and 2010, respectively. We note that each shareholder has one vote per share which owns or represents. The percentage of participation with voting power represents the sum of the direct participation and indirect participation via a subsidiary.

Subsidiary	Rut	Country of origin	Functional currency	Share percentage with voting rights
				As of December 31, 2011	As of December 31, 2010
				%	%
Cervecera CCU Chile Ltda.	96.989.120-4	Chile	Chilean peso	100,0000	100,0000
Embotelladoras Chilenas Unidas S.A.	99.501.760-1	Chile	Chilean peso	99,9426	99,9426
Cía. Cervecerías Unidas Argentina S.A.(1)	0-E	Argentina	Argentinean peso	100,0000	100,0000
Viña San Pedro Tarapacá S.A. (2)	91.041.000-8	Chile	Chilean peso	50,0058	50,0058
Compañía Pisquera de Chile S.A. (3)	99.586.280-8	Chile	Chilean peso	80,0000	80,0000
Transportes CCU Limitada	79.862.750-3	Chile	Chilean peso	100,0000	100,0000
CCU Investments Limited	0-E	Islas Cayman	Chilean peso	100,0000	100,0000
Inversiones INVEX DOS CCU Limitada	76.126.311-0	Chile	Chilean peso	100,0000	-
Financiera CRECCU S.A.	76.041.227-9	Chile	Chilean peso	100,0000	100,0000
Fábrica de Envases Plásticos S.A.	86.150.200-7	Chile	Chilean peso	100,0000	100,0000
Southem Breweries Establishment	0-E	Vaduz-Liechtenstein	Chilean peso	100,0000	100,0000
Comercial CCU S.A.	99.554.560-8	Chile	Chilean peso	100,0000	100,0000
CCU Inversiones S.A.	76.593.550-4	Chile	Chilean peso	99,9729	99,9723
Millahue S.A.	91.022.000-4	Chile	Chilean peso	99,9621	99,9621
Aguas CCU-Nestlé Chile S.A. (4)	76.003.431-2	Chile	Chilean peso	50,1000	50,1000
Compañía Cervecera Kunstmann S.A.	96.981.310-6	Chile	Chilean peso	50,0007	50,0007

The main movements in the ownership of the subsidiaries included in these financial statements are as follows:

(1) Compañía Cervecerías Unidas Argentina S.A. (CCU Argentina)

As explained in Note 8, on December 27, 2010, the subsidiary Compañía Industrial Cervecera S.A. (CICSA), entered in the business of cider by acquiring control of the companies Doña Aída S.A. and Don Enrique Pedro S.A. whose also own of the productive and trading companies Sáenz Briones & Cía. S.A.I.C. and C. and Sidra La Victoria S.A. Later, on April 6 and September 20, 2011, CICSA acquired the remaining shares of these companies, and as a consequence, CICSA became 100% owner in both subsidiaries. During December 2011, CICSA sold 5% of Doña Aída S.A. y Don Enrique Pedro S.A. to CCU Argentina.

On December 20, 2010, the Company, through its subsidiary Inversiones Invex CCU Limitada, acquired the 4.0353% of the stake Anheuser-Busch Investments, S.L. had in the subsidiary CCU Argentina, As a consequence the Company became 100% owner of the before mentioned subsidiaries. During March 2011, Inversiones Invex CCU Limitada sold 5% of CCU Argentina to Inversiones Invex Dos CCU Limitada.

(2)Viña Valles de Chile S.A.

As explained in Note 19, on December 29, 2011, it was concluded, through a stock swap contract, the division of the joint venture Viña Valles de Chile S.A. (VDC). As a result of this division the net assets of Viña Leyda remained in VDC and this latter company became a subsidiary of Viña San Pedro Tarapaca S.A. with a percentage of direct and indirect participation of a 100%.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

(3) Compañía Pisquera de Chile S.A.

On December 2, 2011, the subsidiary Compañía Pisquera de Chile S.A. (CPCh) signed a licence agreement for the commercialization and distribution of brand of pisco Bauzá in Chile. In addition, this transaction also considers the acquisition by CPCh of 49% of the licensor society Compañía Pisquera Bauzá S.A., owner of the brand Bauzá in Chile. (See Note 19).

(4) Aguas CCU-Nestlé Chile S.A.

On June 4, 2009 Nestlé Waters Chile S.A. notified ECUSA its decision of exercising its irrevocable option to purchase an additional 29.9% of Aguas CCU-Nestlé Chile S.A. shares. Upon exercise of the option ECUSA recognized a gain on the sale of minority interest of ThCh$ 24,439,025, presented under Other gains in the Statement of Income (Note 13).

This purchase and sale operation was effected on July 9, 2009, through the payment of ThCh$ 29,874,428 for the purchase of the shares (Ch$ 9.48763 per share).

On September 30, 2009, at an Extraordinary Shareholders Meeting, Aguas CCU-Nestlé Chile S.A. (Aguas CCU) and Nestlé Waters Chile S.A. (Waters Chile), the merger by incorporation of Aguas CCU into Waters Chile was approved, resulting in the later being the controlling entity. Waters Chile was a holding company whose sole assets were its 49.401% interest in Aguas CCU.

As a consequence of the above, the shareholders of the merged company are Embotelladoras Chilenas Unidas S.A., Nestlé Chile S.A. and Comercializadora de Productos Nestlé S.A., with a 50.100%, a 49.401% and a 0.499% share respectively. The merger was recorded as from September 30, 2009, and no accounting effects were generated for its shareholders.

During the Ordinary Shareholders Meeting of Nestlé Waters Chile S.A. held on July 8, 2009, the Shareholders approved the change of the name Nestlé Waters Chile S.A. to Aguas CCU-Nestlé Chile S.A.

Note 2  Summary of significant accounting policies

 Significant accounting policies adopted for the preparation of these consolidated financial statements are described below:

2.1         Basis of preparation

The accompanying consolidated financial statements have been prepared and are in compliance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB) which have been applied uniformly to the periods presented.

The consolidated financial statements cover the following periods: Statement of Financial Position as of December 31, 2011 and 2010, Statement of changes in Equity, Statement of Income, Statement of Comprehensive Income and Statement of Cash Flow for the years ended December 31, 2011, 2010 and 2009.

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

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain significant accounting critical estimates. It also requires that management use its professional judgment in the process of applying the Company’s accounting policies. See Note 3 for disclosure of significant accounting estimates and judgments.

At the date of issuance of these consolidated financial statements Amendments, Improvements and Interpretations to the existing standards have been published which have come into force during the financial year 2011 and the Company has adopted and implemented as appropriate. These were made mandatory from the following dates:

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

New Standard Improvements and Amendments		Mandatory for years beginning in:
IFRIC 14 Amendment	Prepayments of in a minimum level of funding requeriment	January 1, 2011
IAS 24 Revised	Related Party Disclosures	January 1, 2011
IFRS 7	Financial Instruments: Disclosures	July 1, 2011

The adoption of these standards, as per their mandatory application date, had no significant impact on the consolidated financial statements.

Also, at the date of issuance of these consolidated financial statements, Amendments, Improvements and Interpretations to the existing standards have been published, which are not yet effective and the Company has not early adopted. The following standards are required to be applied as from the dates indicated below:

New Standard Improvements and Amendments		Mandatory for years beginning in:
Amendment IAS 12	Deferred tax	January 1, 2012
Amendment IAS 1	Presentation of Financial Statements	July 1, 2012
Amendment IFRS 7	Disclosures - Offsetting Financial Assets and Financial Liabilities	January 1, 2013
IFRS 10	Consolidation of Finantial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Interest in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
Amendment IAS 19	Employee Benefits	January 1, 2013
Amendment IAS 27	Separete Financial Statements	January 1, 2013
Improvement IAS 28	Investments in Associates and Join Ventures	January 1, 2013
IFRS 9	Financial instruments: Classification and Measurement	January 1, 2015

The Company estimates that the adoption of the aforedescribed Standards, Amendments and Interpretations will not have a material impact on the consolidated financial statements of the group at their initial application.

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

The acquisition method is used for the accounting of acquisition of subsidiaries. The acquisition cost is the fair value of the assets delivered, of the equity instruments issued and of the liabilities incurred or assumed as of the exchange date. The identifiable assets acquired, as well as the identifiable liabilities and contingencies assumed in a business combination are initially valued at their fair value on the acquisition date, independently from the scope of minority interests. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

Transaction

Inter-company transactions, balances and unrealized gains from transactions between the Group’s entities are eliminated during consolidation. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Whenever necessary to ensure uniformity with the policies adopted by the Company, the subsidiaries’ accounting policies are amended.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Non-controlling Interest

The non-controlling interest is presented in the Equity section of the Statement of Financial Position. The net income attributable to equity holder of the parent and the non-controlling interest are each disclosed separately in the Consolidated Statement of Income after net income.

Investments accounted by the equity method

Joint ventures and associates

The company maintains investments in joint venture and they correspond to a contractual agreement by which two or more parties carry out an economic activity that is subject to a joint control, and normally involves the establishment of a separate entity in which each party has a share, based on a shareholders’ agreement. In addition the Company maintains investments in associates which are defined as those entities that investor has no significant influence and is not a subsidiary or is a joint venture.

The Company accounts for its participation in joint ventures and associates using the equity method. The financial statements of the joint ventures and associates, in which the Company participates, are prepared for the same year, using accounting policies consistent with those of the Company. Adjustments are made to conform any different accounting policies that may exist.

Whenever the Company contributes or sells assets to the companies under joint control or associate, any part of the income or loss originated by the transaction is recognized based on how the asset is realized. Whenever the Company purchases assets of such companies, it does not recognize its share in the income or loss of the joint venture or associate as regards to such transaction until the asset is sold or realized.

2.3         Financial information as per operating segments

The Company’s operating segments are formed by the assets and resources intended to supply products that are subject to risks and benefits different from those of other operating segments, and that normally correspond to subsidiaries that develop such business activities and which EBIT (Earnings Before Interest and Taxes) and EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) are regularly reviewed by its respective the Board of Directors of the respective subsidiaries and by the Board of Directors, in order to make decisions on the resources to be allotted to the segments and to appraise their performance (See Note 7).

The segments performance is appraised according to several indicators, of which EBIT, EBITDA, EBITDA margin (EBITDA’s % as compared to total income), the volume and Sales Income are the most important. Sales between segments are carried out at arm’s length and the net sales information as per geographical location is based on the producing and selling entity location.

2.4         Foreign currency and unidad de fomento (Adjustable unit)

Presentation and functional currency

The Company uses the Chilean peso ($ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the Argentine subsidiaries is the Argentine peso.

Transactions and balances

Transactions in foreign currency and adjustable units (“Unidad de Fomento” or “UF”) are initially recorded at the exchange rate of the corresponding currency or adjustable unit as of the date on which the transaction occurs. The Unidad de Fomento (UF) is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each Balance Sheet the monetary assets and liabilities denominated in foreign currencies and adjustable units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustable unit. The exchange difference arising, both from the liquidation of foreign currency transactions, as well as from the valuation of foreign currency monetary assets and liabilities, is included in statement of income, in the Exchange Rate Difference caption, while the difference arising from the changes in adjustable units are recorded in the statement of income as per Adjusment Units.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

For consolidation purposes, the assets and liabilities of the subsidiaries whose functional currency is different from the Chilean peso are translated into Chilean pesos by using the exchange rates valid as of the date of the financial statements, and the exchange differences originated by the translation of the assets and liabilities are recorded in Equity Reserve, under the Currency Translation Reserves item. The income and expense are translated at the monthly average exchange rate for the corresponding terms, since there have not been significant fluctuations in the exchange rate during each month.

The exchange rates of the main foreign currencies and adjustment units used in the preparation of the consolidated financial statements as of December, 2011, 2010 and 2009 are as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	519.20	468.01	507.10
Euro	EUR	672.97	621.53	726.82
Argentine Peso	ARS	120.63	117.71	133.48
Canadian Dollar	CAD	511.12	467.87	481.12
Sterling Pound	GBP	805.21	721.01	814.49
Swiss Franc	CHF	553.64	499.37	489.10
Australian Dollar	AUD	531.80	474.56	453.09
Danish Krone	DKK	90.53	83.39	97.69
Japanese Yen	JPY	6.74	5.73	5.48
Brazilian Real	BRL	278.23	281.31	290.94
Adjustment Units
Unidad de fomento *	UF	22,294.03	21,455.55	20,942.88

* The Unidad de Fomento (UF) is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

2.5         Cash and cash equivalents

Cash and cash equivalents includes cash available, bank balances, time deposits at financial entities, investments in mutual funds and financial instruments acquired under re-sale agreements, as well as short-term investments with a high liquidity, normally with an original maturity of up to three months.

2.6         Financial instruments

Financial assets

The Company recognizes a financial asset in its consolidated statement of financial position according to the following:

As of the date of the initial recognition, Management classifies its financial assets (i) at fair value through profit and loss and (ii) collectible credits and accounts, depending on the purpose for which the financial assets were acquired. For those instruments not classified at fair value through income, any cost attributable to the transaction is recognized as part of the asset value.

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

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The assets at fair value through profit and loss include financial assets classified as held for trading by the Company. Financial assets are classified as held for trading when acquired with the purpose of selling them within a short term. Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

Accounts receivable

The accounts receivables correspond to financial assets with fixed or determinable payments that are not traded in an active market. The trade receivable credits or accounts are recognized according to the invoice value.

The estimated losses from bad debts are determined by applying differentiated percentages, taking into account maturity factors, until reaching a 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis.

The current trade receivable credits and accounts are initially recognized at their nominal value and are not discounted because they do not differ significantly from its fair value. The Company has determined that the calculation of the amortized cost is not materiality different from the invoiced amount, because the transaction does not have significant associated costs.

Financial liabilities

The Company recognizes a financial liability in its consolidated statement of financial position according to the following:

Debts and financial liabilities that accrue interests

Loans and financial obligations accruing interest are initially recognized at the fair value of the resources obtained, less costs incurred directly attributable to the transaction. After initial recognition, loans and obligations accruing interest are valued at their amortized cost. The difference between the net amount received and the value to be paid is recognized in the Consolidated Statement of Income during the term of the loan, using the effective interest rate method.

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

Trade accounts payable and other payables

Accounts payable and other accounts payable are initially recognized at their nominal value, because they do not differ significantly from fair value. The Company has determined that no significant difference exist from not calculating amortized cost using the effective interest method.

Derivative Instruments

All derivative financial instruments are initially recognized as of the date of the agreement, and then revalued at their fair value as of the date of the financial statements. Gains and losses resulting from the fair value measurement are recorded in the Statement of Income as gain or losses due to fair value of financial instruments, unless the derivative instrument qualifies, is designated and be effective as a hedging instrument.

In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the instrument used is effective to offset changes in fair value or in the cash flow of the hedged item. A hedge is considered effective when changes in the fair value or in the cash flow of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flow of the hedging instrument with effectiveness between 80% to 125%.

Derivative instruments classified as hedges are accounted for as cash flow hedges.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The total fair value hedging derivatives are classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The effect on results of these instruments can be viewed in Other gains (losses) of the Consolidated Statements of Income.

The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flow hedges is initially recognized in Cash Flow Hedge Reserve, in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the statement of income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Statement of Income. When a cash flow hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Statement of Income.

2.7           Financial asset impairment

At each financial statement date the Company assesses if a financial asset or financial group of assets is impaired.

The Company assesses impairment of accounts receivable collectively, grouping the financial assets according to similar risk characteristics, which indicate the debtor’s capacity to comply with their obligations under the conditions agreed upon. When there is objective evidence that a loss due to impairment has been incurred in the accounts receivable, the loss amount is recognized in the Consolidated Statement of Income, under the Administration Expense item.

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

2.8         Inventories

Inventories are stated at the lower of cost (acquisition or production cost) and net realizable value. The production cost of finished products and of products under processing includes raw material, direct labor, indirect manufacturing expenses based on a normal operational capacity and other costs incurred to place the products at the locations and in the conditions necessary for sale, net of discounts attributable to inventories.

The net realizable value is the estimated sale price in the normal course of business, less marketing and distribution expenses. When market conditions cause the production cost to be higher than its net realizable value, an allowance for asset’s deterioration is registered for the difference in value. This allowance for asset’s deterioration also includes amounts related to obsolete items due to a low turnover, technical obsolescence and products withdrawn from the market.

The inventories and cost of products sold is determined using the FIFO (First in First Out) method. The Company estimates that most of the inventories have a turnover of less than a year.

The materials and raw materials purchased from third parties are valued at their acquisition cost; once used, they are incorporated in finished products using the FIFO methodology.

Costs associated with agricultural activities (winery) are deferred up to the harvest date, at which such time they become part of inventory cost for subsequent processes.

2.9         Other non-financial assets

Other non-financial assets mainly include disbursements related to commercial advertising preparation that is in process but has not yet been shown, advances to property, plant and equipment suppliers and current and non-current advertising agreements.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

2.10       Property, plant and equipment

Property, plant and equipment are recorded at their historic cost, less accumulated depreciation and impairment losses. The cost includes both the disbursements directly attributable to the asset acquisition or construction, as well as the financing interest directly related to certain qualified assets, which are capitalized during the construction or acquisition period, as long as these assets qualify for these purposes considering the period necessary to complete and prepare the assets to be operative. Disbursements after the purchase or acquisition are only capitalized when it is likely that the future economic benefits associated to the investment flow towards the Company, and costs may be reasonably measured. Subsequent disbursements related to repairs and maintenance are recorded as expense when incurred.

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

Property, plant and equipment estimated useful lives are as follows:

Type of Assets	Number of years
Land	Indefinite
Buildings and Construction	20 to 60
Machinery and equipment	10 to 25
Furniture and accesories	5 to 10
Other equipment (coolers and mayolicas)	5 to 8
Bottles and containers	3 to 12

Gain and losses resulting from the sale of properties, plants and equipment, are calculated comparing their book values against the related sales proceeds and are included in the Consolidated Statement of Income.

When the book value of an item of Property, plant and equipment exceeds its recoverable amount, it is immediately reduced to its recoverable amount (See Note 2.16).

2.11       Leases

Lease agreements are classified as financial leases when the agreement transfers to the Company substantially all the risks and benefits inherent to the asset ownership, according to International Accounting Standard No. 17 “Leases”. For those agreements that qualify as financial leases, at the initial date an asset and a liability are recognized at a value equivalent to the lower between the fair value the asset and the present value of future lease payments. Later, lease payments are allocated between the financial expense and the obligation reduction, so that a constant interest rate on the obligation balance is obtained.

Lease agreements that do not qualify as financial leases are classified as operating leases. Lease payments of operating leases are charged to income on a straight line basis over the life of the lease.

2.12         Investment property

Investment property consists of land held by the Company with the purpose of generating appreciation, and not to be used in the normal course of business, and it is recorded at historic cost less impairment loss, if any. Investment property depreciation is calculated on a straight line basis over the estimated useful life of such property, taking into account their estimated residual value of such property.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

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

Depreciation of under production vines is recorded on a straight-line basis, and it is based on the 25-years estimated production useful life, which is periodically assessed. Vines under formation are not depreciated until they start production.

Costs incurred in acquiring and planting new vines are capitalized.

The Company uses the amortized historical cost to value its biological assets, on that basis management considers that it represents a reasonable approximation of fair value.

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

Research and development

The research and development expense is recognized as an expense in the period incurred.

Water Rights

The Water Rights acquired by the Company correspond to the existing exploitation rights of water from natural sources, and they were recorded at their attributed cost as of the transition date. Given that such rights are perpetual they are not amortizable, nevertheless they are annually subject to impairment assessment, or when factors exist that indicate a likely loss of value.

2.15       Goodwill

Goodwill represents the excess of cost of a business combination over the Company’s share in the fair value of identifiable assets, liabilities and contingent liabilities as of the acquisition date, and it is accounted for at its cost value less accumulated impairment losses. Goodwill related to joint venture acquisitions is included in the investment accounting value.

For the purposes of impairment tests, goodwill is assigned to the Cash Generating Units (CGU) that are expected to benefit from the synergies of a business combination. Each unit or group of units (CGU - See Note 21) represents the lowest level inside the Company at which goodwill is monitored for internal administration purposes, which is not larger than a business segment. The cash generating units to which the goodwill is assigned are tested for impairment annually or with a higher frequency, when there are signs indicating that a cash generating unit could experience impairment, or some of the significant market conditions have changed.

Goodwill in the acquisition of joint ventures is assessed for impairment as part of the investment, provided that there are signs indicating that the investment may be impaired.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

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

The recoverable amount is defined as the highest between the fair value, less cost to sell and the value in use. The use value is determined by estimating future cash flows associated with the asset or with the cash generating unit, discounted from its current value by using interest rates before taxes, which reflect the time value of money and the specific risks of the asset. In the event the asset book value exceeds its recoverable amount, the Company records an impairment loss in the Statement of Income.

The Company annually assesses if impairment indicators of non-current assets for which impairment losses were recorded during prior years have disappeared or decreased. In the event of such a situation, the recoverable amount of the specific asset is recalculated and its book value increased, if necessary. Such increase is recognized in the Statement of Income as reversal of impairment losses. The increase in the value of the previously impaired asset is recognized only when it is originated by changes in the assumptions used to calculate the recoverable amount. The asset amount increase resulting from the reversal of the impairment loss is limited to the amount that would have been recorded had impairment not occurred.

2.17       Assets of a disposal group held for sale

Property, plant and equipment expected to be recovered primarily through sale rather than through continuing use, for which active sale negotiations have begun and it is estimated that they will be sold within twelve months following the closing date are classified as assets of a disposal group held for sale.

These assets are measured at the lower of their book value and the estimated fair value, less costs to sell. From the moment in which the assets are classified as assets of a disposal group held for sale they are no longer depreciated.

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

Deferred tax is recognized for temporary differences arising from investments in subsidiaries and associates, except in those cases where the Company is able to control the date on which temporary differences will be reversed, and it is likely that they will not be reverted in the foreseeable future. Deferred tax assets, including those originated by tax losses are recognized provided it is likely that in the future there are taxable profits against which deductible temporary differences may be charged, as well as unused tax losses.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

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

Severance Indemnity

The Company recognizes a liability for the payment of irrevocable severance indemnities, originated by the collective and individual agreements entered into with employees. Such obligation is determined based on the actuarial value of the accrued cost of the benefit, a method which considers several factors in the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The determined value is shown at its present value by using the accrued benefits for years of service method. The discount rates are determined by reference to market interest rates curves. The current losses and gains originated by the valuation of the liabilities subject to such plans are directly recorded in Income.

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

The concepts by which the Company establishes provisions against Income correspond to civil, labor and taxation proceedings that could affect the Company. Additionally, the liability generated by the bottles and containers deposits is considered as a provision (Note 29).

2.21       Provisions for returns of bottles and containers

In Chile, the provisions for returns of bottles and containers (glass and plastic returnable bottle and craters) delivered to sales channels for selling and distributing products is determined by means of the outstanding bottles and containers estimated to be returned to the Company, based on yearly physical counts and historic experience, valued at the weighted average of the prior year deposits, plus the value of the deposits placed during the current year as per each kind of bottles and containers.

Such obligation is mainly disclosed in non-current liabilities as the estimated payment is beyond one year. Such liability is not discounted, since it is considered a payable on sight, with the original invoice and the return of the respective container, and it does not have adjustability or interest clauses of any kind in its origin.

The adjustment is based on an estimate that is carried out by counting the bottles held by customers and adding an estimate of the number of bottles in hands of the final consumers. This estimate is based on independent studies and historical information regarding the return of these bottles.

In Argentina, all companies use the same returnable bottles and do not require a deposit, because bottles are provided to the customers using a contract on consignment.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

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

Sale of products in the domestic market

The Company obtains its revenues mainly from the sales, both in Chile and Argentina, of beers, soft drinks, mineral waters, purified water, nectars, wines, cider and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains. None of them act as commercial agents of the Company. Such sales income in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them.

Exports

In general, the Company´s delivery conditions for sale are basis for revenue recognition related to exports.

The structure of income recognition is based on the grouping of Incoterms, mainly in the following groups:

•              "FOB (Free on Board) shipping point", by which buyer organizes and pays for transportation, consequently the sales occur and revenue is recognized upon the delivery of merchandise to the transporter hired by buyer.

•              “CIF (Cost, Insurance & Freight) and similar", by which the Company organizes and pays for external transportation and some other expenses, although CCU ceases being responsible for the merchandise after delivering it to the maritime or air company in accordance with the relevant term. The sales occur and revenue is recognized upon the delivery of the merchandise at the port of destination.

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

Volume discounts and promotional discounts are recognized as a reduction in the sales price of the products sold. Shared advertising contributions are recognized when the advertising activities agreed upon with the distributor have been carried out, and they are recorded as marketing expenses incurred, under Other expenses by function.

The commitments with distributors or importers in the exports area are recognized on the basis of existing trade agreements.

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

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

2.25         Other expenses by function

Other expenses by function include, mainly advertising and promotion expenses, depreciation of assets sold, selling expenses, marketing costs (sets, signs, neon signs at client’s facilities) and marketing and sales staff remuneration and compensations.

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

2.28       Environment

Environmental liabilities are recorded based on the current interpretation of environmental laws and regulations, or when an obligation is likely to occur and the amount of such liability can be calculated reliably.

Disbursements related to environmental protection are charged to the Consolidated Statements of Income as incurred, except, investments in infrastructure designed to comply with environmental requirements, are recorded following the accounting policies for property, plant and equipment .

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

The main estimates and professional judgments are related to the following concepts:

•              The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2.15 and Note 21).

•              The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2.14 and Note 20).

•              The assumptions used in the current calculation of liabilities and obligations to employees (Note 2.19 and Note 31).

•              Useful life of property, plant and equipment (Note 2.10 and Note 22), biological assets (Note 2.13 and Note 25) and intangibles (software programs) (Note 2.14 and Note 20).

•              The assumptions used for the calculation of financial instrument fair value (Note 2.6 and Note 6).

•              The occurrence likelihood and the liabilities amount in an uncertain or contingent manner (Note 2.20, Note 29,

Such estimates are based on the best available information on the events analyzed to date of these consolidated financial statements.

However, it is possible that events that may occur in the future result in adjustments to such estimates, which would be done prospectively.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 4 Accounting changes

During the year ended on December 31, 2011, there have been no changes in the use of accounting principles or relevant changes in any accounting estimates with regard to the previous years that have affected these consolidated financial statements.

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

In those companies with a significant non-controlling interest (VSPT, CPCH, Aguas CCU-Nestlé and Cervecera Kunstmann) each Administration and Finance Officer exercises such responsibility. When necessary, the Board of Directors has the final responsibility for establishing and reviewing the risk administration structure, as well as for the review of the significant changes made to the risk administration policies, receiving information related to their activities.

According to the financial risk policies, the Company uses derivative instruments only for the purpose of covering exposures to the interest rate and exchange rate risks originated by the Company’s operations and its financing sources. The Company does not acquire derivative facilities with speculative or investment purposes nevertheless, some derivatives are not treated as hedge for accounting purposes because they do not qualify as such. Transactions with derivative instruments are exclusively carried out by staff under the Finance Management and the Internal Audit Management regularly reviews the control environment of this function. The relationship with Credit Rating Agencies and the monitoring of financial restrictions (covenants) are also administered by the Finance Management.

The Company’s main risk exposure is related to the exchange rates, interest rates, inflation and raw material prices (commodities), client’s accounts receivable and liquidity. For the purpose of containing the risk originated by such exposures, several financial instruments are used.

For each of the following, where applicable, the sensitivity analysis developed are for illustrative purposes, since in practice the sensitized variables rarely change without affecting each other and without affecting other factors that were considered as constants.

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

As of December 31, 2011, the Company maintained foreign currency obligations amounting to ThCh$ 78,152,511 (ThCh$ 52,560,458 in 2010), mostly denominated in US dollars. Foreign currency obligations accruing variable interest (ThCh$ 51,998,403 in 2011 and ThCh$ 32,785,328 in 2010) represent 21% (15% in 2010) of the total of such obligations. The remaining 79% (85% in 2010) is denominated in inflation-indexed Chilean pesos (see inflation risk section). The ThCh$ 78,152,511 foreign currency obligations include loans for US$ 70 million (ThCh$ 36,381,447 in 2011 and ThCh$ 32,785,328 in 2010) which are hedged by currency and interest rate hedge agreements, converting such debts in fixed interest rate inflation-adjusted obligations in Chilean pesos. In addition, the Company maintains foreign currency assets for ThCh$ 43,099,381 (ThCh$ 25,049,513 in 2010) that mainly correspond to exports accounts receivable.

Regarding the Argentine subsidiaries operations, the liability net exposure in US dollars and other currencies amounts to ThCh$ 2,199,284  (ThCh$ 5,245,182 in 2010).

To protect the value of the foreign currency assets and liabilities net position of its Chilean operations, the Company enters into derivative agreements (currency forwards) to ease any variation in the Chilean peso as compared to other currencies.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

As of December 31, 2011, the Company’s assets (liabilities) net exposure in foreign currencies in Chile, after the use of derivative instruments, is a liability amounted to ThCh$ 1,789,322 (ThCh$ 1,532,631 in 2010).

Of the Company’s total sales, both in Chile and Argentina, 9% (11% in 2010) corresponds to export sales made in foreign currencies, mainly US dollars, euro, pound sterling, and of the total costs 60% (61% in 2010) corresponds to raw material and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the eventual variations in the expected cash flows from such transactions.

On the other hand, the Company is exposed to the exchange rate movements related to the conversion from Argentine pesos to Chilean pesos of the income, assets and liabilities of its subsidiaries in Argentina. The Company does not hedge the risks related to the subsidiaries conversion, which effects are recorded in Equity.

As of December 31, 2011, the net investment in Argentine subsidiaries amounted to ThCh$ 94,073,030 (ThCh$ 86,527,472 in 2010).

Exchange rate sensitivity analysis

The exchange rate differences effect recognized in the Consolidated Statement of Income for the  year ended as of December 31, 2011, related to the foreign currency denominated assets and liabilities, was a loss of ThCh$ 1,078,604 (ThCh$ 1,400,700 in 2010 and ThCh$ 1,390,069 in 2009). Considering the exposure as of December 31, 2011, and assuming a 10% increase or decrease in the exchange rate, and maintaining constant all the rest of the variables, such as interest rates, it is estimated that the effect over the Company’s income would be income (loss) after taxes of ThCh$ 143,146 (income (loss) of ThCh$ 127,208 in 2010 and 48,101 in 2009).

Considering that approximately 9% of the Company’ sales relates to export sales carried out in Chile, in currencies different from the Chilean peso, and that in Chile approximately 56% (57% in 2010 and 60% in 2009) of the costs are indexed to the US dollar, and assuming that the Chilean peso will be appreciated or (depreciated) by 10% as compared to the set of foreign currencies, when maintaining constant the rest of the variables the hypothetical effect on the Company’s income would be income (loss) after taxes of ThCh$ 8,807,019 (income (loss) from ThCh$ 5,623,470 in 2010 and ThCh$ 4,977,427 in 2009).

The net investment maintained in subsidiaries that operate in Argentina amounts to ThCh$ 94,073,030 as of December 31, 2011 (ThCh$ 86,527,472 in 2010). Assuming a 10% increase or decrease in the Argentine peso exchange rate as compared to the Chilean peso, and maintaining constant all the rest of the variables, the aforesaid increase (decrease) would hypothetically result in income (loss) of ThCh$ 9,407,303 (income (loss) ThCh$ 8,652,747 in 2010 and ThCh$ 8,608,943 in 2009) recorded as a credit (charge) against equity.

Interest rates risk

The interest rate risk is mainly originated by the Company’s financing sources. The main exposure is related to LIBOR variable interest rate indexed obligations.

As of December 31, 2011, the Company had a total ThCh$ 51,998,403 in debt indexed to LIBOR (ThCh$ 32,785,328 as of December 31, 2010). Consequently, as of December 31, 2011, the company’s financing structure is made up (without considering the effects of cross currency swaps effect) of approximately 21% (15% in 2010) debt with variable interest rates, and 79% (85% in 2010) debt with fixed interest rates.

To administer the interest rate risk, the Company has an interest rate administration policy that intends to reduce the volatility of its financial expense, and to maintain an ideal percentage of its debt in fixed rates instruments. The financial position is mainly set by the use of short-term and long-term debt, as well as derivative instruments such as cross currency interest rate swaps.

As of December 31, 2011, after considering the effect of interest rates and currency swaps, approximately 98% (100% in 2010) of the Company’s long-term debt has fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2011, including exchange rates, interest rates, maturities and effective interest rates are detailed in Note 27.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Interest rates sensitivity analysis

The total financial expense recognized in the Consolidated Statement of Income for the twelve month ended period as of December 31, 2011, related to short-term and long-term debts amounted to ThCh$ 14,410,911 (ThCh$ 10,668,587 in 2010 and ThCh$ 12,442,847 in 2009). Whereas only 2% of total debt (net of derivatives) is subject to variable interest rate, assuming an increase or decrease in interest rates in pesos and U.S. dollars of approximately 100 basis points, and keeping all other variables constant, such as the exchange rate, the increase (decrease) above hypothetically result in a loss (gain) of ThCh$ 57,374 (at December 31, 2010 and 2009 we were 100% covered against rate fluctuations interest) in the Consolidated Statement of Income.

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

* The Unidad de Fomento (UF) is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily based on changes in the previous month´s inflation rate.

Inflation sensitivity analysis

The income for total adjustment unit recognized in the consolidated statement of comprehensive income for the twelve month ended as of December 31, 2011, related to UF indexed short-term and long-term debt, and resulted in a loss ThCh$ 6,734,379 (ThCh$ 5,079,737 in 2010 and a profit of ThCh$ 4,190,023 in 2009). Assuming a reasonably possible increase (decrease) of the Unidad de Fomento by approximately 3% and maintaining constant all the rest of the variables, such as interest rates, the aforementioned increase (decrease) would hypothetically result in a loss (income) of ThCh$ 6,132,818 (ThCh$ 6,288,142 in 2010 and ThCh$ 6,661,378 in 2009) in the Consolidated Statement of Income.

Raw material price risk

The main exposure to the raw material price variation is related to the barley and malt supply for the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks, bulk wine and grapes for the manufacturing of wine and spirits.

Barley and malt

In Chile the Company obtains its barley and malt supply from local producers and from the international market. Long-term supply agreements are entered into with local producers, where the barley price is set annually according to the market prices, which is used to determine the malt price according to the agreements. The purchases and commitments made expose the Company to a raw material price fluctuation risk. During 2011 the Company purchased 12,000 tons (27,000 tons in 2010) of barley and 24,300 tons (30,052 tons in 2010) of malt. On the other hand, CCU Argentina acquires the whole demand of malt from local producers. Such raw material represents approximately 29% (29% in 2010 and 30% in 2009) of the beer direct cost.

Concentrates, Sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrates, which are mainly acquired from licensees, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks of these raw materials, which jointly represent 55% (52% in 2010 and 61% in 2009) of the direct cost of non-alcoholic beverages. The Company does not carry out hedging activities over these raw material purchases.

Grapes and wine

The main raw materials used by the subsidiary VSPT for wine production are its own production grapes and third-party grapes and wine. Approximately 47% (48% in 2010) of the export wine supply comes from its own vineyards, thus reducing the effect of price volatility and ensuring the products quality consistence. Approximately 90% (92% in 2010 and 95% in 2009) of the wine or grape supply for the wine for local market is acquired from third parties.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

During 2011, the subsidiary VSPT acquired 65% (57% in 2010) of the necessary grapes and wine from third parties through fixed price agreements. In addition, it also occasionally effects spot price (or cash price) transactions, depending on its needs.

Raw material price sensitivity Analysis

The total direct cost in the consolidated statement of income for 2011 amounts to ThCh$ 372,626,307 (ThCh$ 275,058,113 in 2010 and ThCh$ 261,973,067 in 2009). Assuming a reasonably possible increase (decrease) in the direct cost of each segment of 8% and maintaining constant all the rest of the variables, such as exchange rates, the aforesaid increase (decrease) would hypothetically result into a loss (income) of ThCh$ 6,783,393 (ThCh$ 6,175,942 in 2010 and ThCh$ 6,181,816 in 2009) for Beer Chile, ThCh$ 4,867,084 (ThCh$ 3,510,028 in 2010 and ThCH$ 3,221,765 in 2009) for Beer Argentina, ThCh$ 7,655,225 (ThCh$ 6,581,027 in 2010 and ThCH$ 6,104,023 in 2009) for non-alcoholic beverages, ThCh$ 6,076,016 (ThCh$ 5,607,456 in 2010 and ThCh$ 5,100,349 in 2009) for Wines and ThCh$ 1,825,378
(ThCh$ 1,368,445 in 2010 and ThCH$ 1,283,360 in 2009) for Spirits.

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

Domestic market

The credit risk related to commercial collectible accounts of domestic markets is administered by the Loan and Collection Administration Officer, and it is monitored by the Loan Committee of each business unit. The Company has a wide client base that is subject to the policies, procedures and controls established by the Company. The loan limits are established for all clients on the basis of an internal qualification and payment performance. The pending for payment commercial accounts receivable are regularly monitored. In addition, the Company acquires loan insurances covering 90% of the individually significant accounts receivable balances, a coverage that as of December 31, 2011, amounts to 84% (83% as of December 31, 2010) of the total accounts receivable.

Overdue but not impaired commercial accounts receivable correspond to clients that show delays of less than 18.1 days (18.3 days in 2010).

As of December 31, 2011, the Company had approximately 811 clients (694 clients as of December 31, 2010) indebted in over Ch$ 10 million each that together represent approximately 85% (84% in 2010) of the total commercial accounts receivable. There were 194 clients (171 clients as of December 31, 2010) with balances over Ch$ 50 million each, representing approximately 74% (73% in 2010) of the total accounts receivable. The 92% (92% in 2010) of such accounts receivable are covered by the aforesaid loan insurance, or by mortgage guarantees.

The Company believes that no additional credit risk provisions are needed to the individual and collective provisions determined at December 31, 2011, since as mentioned above a large percentage of these are covered by insurance.

Exports market

The loan risk related to accounts receivable for exports is administered by VSPT Head of Loan and Collection, and it is monitored by VSPT Administration and Finance Officer. The Company has a large client base, in over eighty countries, which are subject to the policies, procedures and controls established by the Company. In addition, the Company acquires loan insurance covering 98% (96% in 2010) of the individually significant accounts receivable, a coverage that as of December 31, 2011, amounts to 81% (80% in 2010) of the total accounts receivable. Pending payment of commercial accounts receivable are regularly monitored. Apart from the loan insurance, the fact of having diversified sales in different countries decreases the loan risk.

As of December 31, 2011, there were 78 clients (62 clients in 2010) indebted for over Ch$ 65 million each, which represent 88% (84% in 2010) of the total accounts receivable of the export market.

Overdue but not impaired commercial accounts receivable correspond to clients that show delays of less than 28 days (44 days in 2010).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The Company estimates that no loan risk provisions are necessary in addition to the individual and collective provisions determined as of December 31, 2011. See analysis of accounts receivables maturities and losses due to impairment of accounts receivables (Note 15).

The Company has policies limiting the counterparty loan risk exposure as regards financial institutions, and such exposures are frequently monitored. Consequently, the Company does not have loan risk concentrations with financial institutions that should be considered significant as of December 31, 2011.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Liquidity risk

The Company administers liquidity risk at a consolidated level, the cash flows originated by its operational activities being the main liquidity source. Additionally, the Company has the ability to issue debt and equity instruments in the capital market according to their needs.

To manage short-term liquidity, the Company considers projected cash flows for a twelve months moving period and maintains cash and cash equivalents available to meet its obligations.

Based on the current operational performance and its liquidity position, the Company estimates that the cash flows originated by operating activities and the cash available shall be sufficient to finance working capital, capital investments, interest payments, dividend payments and debt payment requirements for the next 12-month period and the foreseeable future.

A summary of the Company’s financial liabilities and financial liabilities originated by derivatives with their maturities as of December 31, 2011 and 2010, based on the non discounted contractual cash flows appears below:

As of December 31, 2011	Book value	Contractual flows maturities
		Less than 1 year	Between 1 and 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Financial Liabilities
Bank borrowings	74,089,495	66,634,850	8,546,233	-	75,181,083
Bonds payable	151,973,634	8,481,485	94,631,248	89,435,285	192,548,018
Financial leases obligations	16,078,576	1,558,994	6,002,130	28,318,094	35,879,218
Sub-Total	242,141,705	76,675,329	109,179,611	117,753,379	303,608,319
Derivative financial liabilities
Liability coverage	4,513,397	5,649,112	97,631	-	5,746,743
Derivative hedge liabilities	405,399	626,632	-	-	626,632
Sub-Total	4,918,796	6,275,744	97,631	-	6,373,375
Total	247,060,501	82,951,073	109,277,242	117,753,379	309,981,694

View current and non current book value in Note 6.

As of December 31, 2010	Book value	Contractual flows maturities
		Less than 1 year	Between 1 and 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Financial Liabilities
Bank borrowings	48,551,296	6,535,438	43,994,210	-	50,529,648
Bonds payable	160,899,845	9,489,737	97,994,944	100,066,247	207,550,928
Financial leases obligations	15,856,614	1,494,201	5,152,353	29,329,197	35,975,751
Sub-Total	225,307,755	17,519,376	147,141,507	129,395,444	294,056,327
Derivative financial liabilities
Liability coverage	6,275,325	751,978	7,335,018	-	8,086,996
Derivative hedge liabilities	1,383,942	1,383,942	-	-	1,383,942
Sub-Total	7,659,267	2,135,920	7,335,018	-	9,470,938
Total	232,967,022	19,655,296	154,476,525	129,395,444	303,527,265

View current and non current book value in Note 6.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 6 Financial Instruments

Financial instruments categories

The following are the book values of each financial instrument category at the closing of each year:

	As of December 31, 2011		As of December 31, 2010
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	177,664,378	-	151,614,300	-
Other financial assets	3,943,959	194,669	2,328,952	15,813
Accounts receivable trade and other receivable (net)	193,065,162	-	153,013,546	-
Accounts receivable from related companies	9,984,206	418,922	6,833,634	444,685
Total financial assets	384,657,705	613,591	313,790,432	460,498
Bank borrowings	66,488,280	7,601,215	5,829,482	42,721,814
Bonds payable	4,311,026	147,662,608	5,086,821	155,813,024
Financial leases obligations	479,928	15,598,648	431,007	15,425,607
Derivatives	405,399	-	1,383,942	-
Derivative hedge liabilities	4,420,428	92,969	90,603	6,184,722
Total Other non-financial liabilities (*)	76,105,061	170,955,440	12,821,855	220,145,167
Account payable - trade and other payable	165,553,288	-	135,391,623	-
Accounts payable to related entities	8,811,500	2,484,790	7,428,103	620,868
Total financial liabilities	250,469,849	173,440,230	155,641,581	220,766,035

(*) See Note 27 Others financial liabilities.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Financial instruments fair value

The following tables show the fair values, based on the financial instrument categories, as compared to the book value included in the consolidated statements of financial position:

a)     Composition of financial assets and liabilities:

	As of December 31, 2011		As of December 31, 2010
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	177,664,378	177,664,378	151,614,300	151,614,300
Other financial assets	4,138,628	4,138,628	2,344,765	2,344,765
Accounts receivable trade and other receivable (net)	193,065,162	193,065,162	153,013,546	153,013,546
Accounts receivable from related companies	10,403,128	10,403,128	7,278,319	7,278,319
Total financial assets	385,271,296	385,271,296	314,250,930	314,250,930
Bank borrowings	74,089,495	73,841,032	48,551,296	49,574,990
Bonds payable	151,973,634	145,222,665	160,899,845	166,550,557
Financial leases obligations	16,078,576	18,197,614	15,856,614	19,906,919
Derivatives	405,399	405,399	1,383,942	1,383,942
Derivative hedge liabilities	4,513,397	4,513,397	6,275,325	6,275,325
Total Other non-financial liabilities	247,060,501	242,180,107	232,967,022	243,691,733
Accounts payable - trade and others payable	165,553,288	165,553,288	135,391,623	135,391,623
Accounts payable to related companies	11,296,290	11,296,290	8,048,971	8,048,971
Total financial liabilities	423,910,079	419,029,685	376,407,616	387,132,327

The book value of current accounts receivable, cash and cash equivalent and other financial assets and liabilities approximate fair value due to the short-term nature of such facilities, and in the case of accounts receivable, due to the fact that any collection loss is already reflected in the impairment loss provisions.

The fair value of non derivative financial assets and liabilities that are not quoted in active markets is estimated through the use of discounted cash flows calculated on market variables observed as of the date of the financial statements. The fair value of derivative instruments is estimated through the discount of future cash flows, determined according to information observed in the market, or to variables and prices obtained from third parties.

b)     Financial instruments as per category:

As of December 31, 2011	Fair value with changes in income	Cash and cash equivaletns and Loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Derivative financial instruments	2,607,349	-	396,459	3,003,808
Marketable securities and Investment in other companies	1,134,820	-	-	1,134,820
Total Others financial assets	3,742,169	-	396,459	4,138,628
Cash and cash equivalents	-	177,664,378	-	177,664,378
Accounts receivable trade and other receivable (net)	-	193,065,162	-	193,065,162
Accounts receivable from to related companies	-	10,403,128	-	10,403,128
Total	3,742,169	381,132,668	396,459	385,271,296

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

As of December 31, 2011	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Liabilities
Bank borrowings	-	-	74,089,495	74,089,495
Bonds payable	-	-	151,973,634	151,973,634
Financial leases obligations	-	-	16,078,576	16,078,576
Derivative financial instruments	405,399	4,513,397	-	4,918,796
Total Others financial liabilities	405,399	4,513,397	242,141,705	247,060,501
Accounts payable - trade and other payable	-	-	165,553,288	165,553,288
Accounts payable to related entities	-	-	11,296,290	11,296,290
Total	405,399	4,513,397	418,991,283	423,910,079

As of December 31, 2010	Fair value with changes in income	Cash and cash equivaletns and Loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Derivative financial instruments	968,785	-	-	968,785
Marketable securities and Investment in other companies	1,375,980	-	-	1,375,980
Total others financial assets	2,344,765	-	-	2,344,765
Cash and cash equivalents	-	151,614,300	-	151,614,300
Accounts receivable trade and other receivable (net)	-	153,013,546	-	153,013,546
Accounts receivable from related companies	-	7,278,319	-	7,278,319
Total	2,344,765	311,906,165	-	314,250,930

As of December 31, 2010	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Liabilities
Bank borrowings	-	-	48,551,296	48,551,296
Bonds payable	-	-	160,899,845	160,899,845
Financial leases obligations	-	-	15,856,614	15,856,614
Derivative financial instruments	1,383,942	6,275,325		7,659,267
Total others financial liabilities	1,383,942	6,275,325	225,307,755	232,967,022
Accounts payable - trade and other payable	-	-	135,391,623	135,391,623
Accounts payable to related entities	-	-	8,048,971	8,048,971
Total	1,383,942	6,275,325	368,748,349	376,407,616

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments as per type of agreement at the closing of each year is as follows:

	As of December 31, 2011				As of December 31, 2010
	Number Agreements	Nominal thousand	Asset	Liability	Number Agreements	Nominal thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency interest rate swaps USD/EURO	1	4,461	201,928	-	-	-	-	-
Less than a year	1	4,461	201,928	-	-	-	-	-
Between 1 and 5 years	-	-	-	-	-	-	-	-
More than 5 years	-	-	-	-	-	-	-	-
Cross currency interest rate swaps USD/EURO	1	4,476	194,531	35,005	-	-	-	-
Less than a year	-	40	-	35,005	-	-	-	-
Between 1 and 5 years	1	4,436	194,531	-	-	-	-	-
More than 5 years	-	-	-	-	-	-	-	-
Cross currency interest rate swaps USD/UF	1	70,089	-	4,306,834	1	70,053	-	6,275,325
Less than a year	1	70,089	-	4,306,834	-	53	-	90,603
Between 1 and 5 years	-	-	-	-	1	70,000	-	6,184,722
More than 5 years	-	-	-	-	-	-	-	-
Cross interest rate swaps USD/USD	1	10,091	-	171,558	-	-	-	-
Less than a year	-	91	-	78,590	-	-	-	-
Between 1 and 5 years	1	10,000	-	92,968	-	-	-	-
More than 5 years	-	-	-	-	-	-	-	-
Forwards USD	23	59,609	2,532,570	390,213	21	55,776	556,773	1,237,761
Less than a year	23	59,609	2,532,570	390,213	21	55,776	556,773	1,237,761
Between 1 and 5 years	-	-	-	-	-	-	-	-
More than 5 years	-	-	-	-	-	-	-	-
Forwards Euro	9	(57)	67,807	8,406	12	(4,425)	347,900	145,922
Less than a year	9	(57)	67,807	8,406	12	(4,425)	347,900	145,922
Between 1 and 5 years	-	-	-	-	-	-	-	-
More than 5 years	-	-	-	-	-	-	-	-
Forwards CAD	4	2,480	3,642	6,545	5	(2,230)	12,979	-
Less than a year	4	2,480	3,642	6,545	5	(2,230)	12,979	-
Between 1 and 5 years	-	-	-	-	-	-	-	-
More than 5 years	-	-	-	-	-	-	-	-
Forwards GBP	4	1,438	3,330	235	3	(1,145)	51,133	259
Less than a year	4	1,438	3,330	235	3	(1,145)	51,133	259
Between 1 and 5 years	-	-	-	-	-	-	-	-
More than 5 years	-	-	-	-	-	-	-	-
Total investment derivative instrument	44		3,003,808	4,918,796	42		968,785	7,659,267

Such derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for them to be classified as hedging instruments; consequently their effects are recorded in Income, in Other gain (loss), separately from the hedged item.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

In the case of Cross Currency Interest Rate Swaps and Cross Interest Rate Swap, these qualify as cash flow hedges of the flows related to the liability of the loan from BBVA S.A. New York Branch and the loans from Banco de Chile, disclosed in Note 27.

As of December 31, 2011
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	ThCh$	Currency	ThCh$	ThCh$
Banco BBVA	Interest rate flow and exchange rate in loans	USD	36,602,431	UF	40,909,265	(4,306,834)	11.23.2012
Banco de Chile	Interest rate flow and exchange rate in loans	USD	2,318,851	EUR	2,116,924	201,928	07.11.2012
Banco de Chile	Interest rate flow and exchange rate in loans	USD	2,341,092	EUR	2,181,566	159,526	07.11.2016
Banco de Chile	Interest rate flow in loans	USD	5,278,465	USD	5,450,024	(171,558)	07.07.2016

As of December 31, 2010
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	ThCh$	Currency	ThCh$	ThCh$
Banco BBVA	Interest rate flow and exchange rate in loans	USD	33,197,990	UF	39,473,315	(6,275,325)	11.23.2012

The Consolidated Statement of Other Comprehensive Income includes under the caption cash flow hedge, for the years ended December 31, 2011, 2010 and 2009, a debit after income taxes of ThCh$ 239,524, ThCh$ 429,445 and ThCh$ 6,507,854, respectively, relating to the fair value of the Cross Currency Interest Swap derivative instruments.

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

nbsp;
Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

At the closing of each year, the Company determined the fair value for its financial facilities recorded at fair value in the Statement of Financial Position, as follows:

As of December 31, 2011	Recorded Fair Value	Fair Value Hierarchy
	ThCh$	Level 1	Level 2	Level 3
		ThCh$	ThCh$	ThCh$
Derivative financial instruments	2,607,349	-	2,607,349
Market securities and investments in other companies	1,134,820	1,134,820	-
Derivative hedge assets	298,415		298,415
Fair value financial assets	4,040,584	1,134,820	2,905,764
Derivative hedge liabilities	4,513,397	-	4,513,397
Derivative financial instruments	405,399	-	405,399
Fair value financial liabilities	4,918,796	-	4,918,796

As of December 31, 2010	Recorded Fair Value	Fair Value Hierarchy
	ThCh$	Level 1	Level 2	Level 3
		ThCh$	ThCh$	ThCh$
Derivative financial instruments	968,785	-	968,785
Market securities and investments in other companies	1,375,980	1,375,980	-
Fair value financial assets	2,344,765	1,375,980	968,785
Derivative hedge liabilities	6,275,325	-	6,275,325
Derivative financial instruments	1,383,942	-	1,383,942
Fair value financial liabilities	7,659,267	-	7,659,267

During year ended as of December 31, 2011, the Company has not made any significant instrument transfer between levels 1 and 2.

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

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 7 Financial Information as per operating segments

The Company’s operations are presented in six operating segments. The corporate expense is presented separately. The accounting policies used for each segment are the same as those used in the Consolidated Financial Statements described in Note 2.3.

Segment	Operations included in the segments
Beer Chile	Cervecera CCU Chile Ltda. and Compañía Cervecera Kunstmann S.A.
Beer Argentina	CCU Argentina S.A.
Non alcoholic	Embotelladoras Chilenas Unidas S.A. , Aguas CCU-Nestlé Chile S.A. and Vending CCU Ltda.
Wine	Viña San Pedro Tarapacá S.A.
Spirits	Compañía Pisquera de Chile S.A.
Others (*)	UES, UAC and Cider.

(*) UES: Strategic Service Units:: Transportes CCU Limitada, Comercial CCU S.A. and Fábrica de Envases Plásticos S.A.
UAC: Corporate Support Units located in the Parent Company.
Cider: It corresponds to the result of the period of the business of cider.
In addition this segment presents the elimination of transactions between segments.

The Company’s operations are carried out in Chile and Argentina, the latter includes exclusively segments of beers and wines. The rest of the segments operate only in Chile. For the specific case of Cider, whose operations are carried out in Argentina, this is included in the Other segment.

The Company does not have clients representing more than 10% of consolidated revenues.

The segment’s evaluations are made based on EBIT, EBITDA level. For this purpose, the Consolidated Statement of Income information showing such information by segment is included below:

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Information as per operating segments for the year ended as of December 31, 2011 and 2010:

	Beer Chile		Beer Argentina		Non alcoholic		Wines		Spirits		Others		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
Sales revenue external customers	309,286,574	283,448,500	194,453,595	151,951,892	243,329,756	218,841,014	132,933,733	125,789,685	49,360,939	40,596,038	21,740,476	-	951,105,073	820,627,129
Other income	3,208,076	2,924,908	3,640,113	2,227,059	1,226,330	1,152,031	5,390,734	6,483,603	492,143	1,183,682	4,488,202	3,659,915	18,445,598	17,631,198
Sales revenue between segments	521,953	1,607,870	87,375	2,184,291	3,953,248	3,482,580	23,820	19,228	1,082,518	1,437,904	(5,668,914)	(8,731,873)	-	-
Net sales	313,016,603	287,981,278	198,181,083	156,363,242	248,509,334	223,475,625	138,348,287	132,292,516	50,935,600	43,217,624	20,559,764	(5,071,958)	969,550,671	838,258,327
Cost of Sales	(122,416,520)	(113,816,292)	(77,601,026)	(66,542,994)	(126,414,761)	(108,665,906)	(89,849,938)	(83,875,956)	(29,153,030)	(22,621,716)	(5,127,999)	11,709,998	(450,563,274)	(383,812,866)
Gross Margin	190,600,083	174,164,986	120,580,057	89,820,248	122,094,573	114,809,719	48,498,349	48,416,560	21,782,570	20,595,908	15,431,765	6,638,040	518,987,397	454,445,461
Distribution costs, administrative and other
expenses by function	(97,195,786)	(89,203,343)	(95,288,612)	(68,006,318)	(88,053,382)	(82,744,870)	(40,241,921)	(38,371,656)	(15,591,794)	(14,368,401)	(11,991,456)	(7,964,195)	(348,362,951)	(300,658,783)
Other operating income (expenses)	678,693	332,914	(162,038)	214,423	1,041,356	299,155	2,165,898	210,669	192,244	181,860	3,314,260	232,786	7,230,413	1,471,807
EBIT before exceptional items (EI)	94,082,990	85,294,557	25,129,407	22,028,353	35,082,547	32,364,004	10,422,326	10,255,573	6,383,020	6,409,367	6,754,569	(1,093,369)	177,854,859	155,258,485
Exceptional items (EI) (3)	5,328,789	-	-	-	1,235,685	-	6,467,220	-	307,071	-	(433,391)	6,790,933	12,905,374	6,790,933
EBIT (1)	99,411,779	85,294,557	25,129,407	22,028,353	36,318,232	32,364,004	16,889,546	10,255,573	6,690,091	6,409,367	6,321,178	5,697,564	190,760,233	162,049,418
Other income (loss)	-	-	-	-	-	-	-	-	-	-	-	-	3,010,058	(654,683)
Net financial expense	-	-	-	-	-	-	-	-	-	-	-	-	(7,334,062)	(8,287,701)
Equity and income of joint venture	-	-	-	-	-	-	-	-	-	-	-	-	1,069,311	966,122
Foreign currency exchange differences	-	-	-	-	-	-	-	-	-	-	-	-	(1,078,604)	(1,400,700)
Results as per adjustment units	-	-	-	-	-	-	-	-	-	-	-	-	(6,734,379)	(5,079,737)
Income before taxes	-	-	-	-	-	-	-	-	-	-	-	-	179,692,557	147,592,719
Income taxes	-	-	-	-	-	-	-	-	-	-	-	-	(44,890,356)	(27,656,049)
Income of year	-	-	-	-	-	-	-	-	-	-	-	-	134,802,201	119,936,670
Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	12,050,607	9,237,155
Net income attributable to equity holders of the	-	-	-	-	-	-	-	-	-	-	-	-	122,751,594	110,699,515
Depreciation and amortization	16,165,010	15,746,565	5,350,126	4,850,511	10,427,300	9,617,800	6,418,774	6,471,661	1,877,002	1,671,960	7,543,793	6,842,322	47,782,005	45,200,819
EBITDA before EI	110,248,000	101,041,122	30,479,533	26,878,864	45,509,847	41,981,804	16,841,100	16,727,234	8,260,022	8,081,327	14,298,362	5,748,953	225,636,864	200,459,304
EBITDA (2)	115,576,789	101,041,122	30,479,533	26,878,864	46,745,532	41,981,804	23,308,320	16,727,234	8,567,093	8,081,327	13,864,971	12,539,886	238,542,238	207,250,237

(1) EBIT ("Earnings Before Interest and Taxes") (For management purposes we have defined as earnings before other gains (losses) net, financial expenses net, equity and income of joint ventures, foreign currency exchange differences, result as per adjustment units and income taxes).

(2) EBITDA ("Earnings Before Interests, Taxes, Depreciation and Amortization ). It is used for the calculation of EBITDA, EBIT plus depreciation and amortization.

(3) The Company has considered this result as a Exceptional items (EI) related to earthquake insurance compensation for an amount of ThCh$ 13,289,481 (Note 12) and restructuring charges of cider business in Argentina for an amount of ThCh$ 384,107, both figures for the year 2011 and ThCh$.

6,790,933 for the year 2010, related to the sale of land in Perú (Note 13).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Information as per operating segments for the year ended as of December 31, 2010 and 2009:

	Beer Chile		Beer Argentina		Non alcoholic		Wines		Spirits		Others		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
Sales revenue external customers	283,448,500	272,681,157	151,951,892	134,771,072	218,841,014	197,432,198	125,789,685	115,725,508	40,596,038	37,624,654	-	-	820,627,129	758,234,589
Other income	2,924,908	3,189,008	2,227,059	2,452,704	1,152,031	945,367	6,483,603	8,977,697	1,183,682	661,456	3,659,915	2,083,374	17,631,198	18,309,606
Sales revenue between segments	1,607,870	2,299,537	2,184,291	71,989	3,482,580	3,134,026	19,228	22,674	1,437,904	543,508	(8,731,873)	(6,071,734)	-	-
Net sales	287,981,278	278,169,702	156,363,242	137,295,765	223,475,625	201,511,591	132,292,516	124,725,879	43,217,624	38,829,618	(5,071,958)	(3,988,360)	838,258,327	776,544,195
Cost of Sales	(113,816,292)	(114,107,969)	(66,542,994)	(61,153,726)	(108,665,906)	(101,075,448)	(83,875,956)	(77,855,019)	(22,621,716)	(20,602,427)	11,709,998	9,696,218	(383,812,866)	(365,098,371)
Gross Margin	174,164,986	164,061,733	89,820,248	76,142,039	114,809,719	100,436,143	48,416,560	46,870,860	20,595,908	18,227,191	6,638,040	5,707,858	454,445,461	411,445,824
Distribution costs, administrative and other
expenses by function	(89,203,343)	(86,071,964)	(68,006,318)	(58,814,012)	(82,744,870)	(75,502,932)	(38,371,656)	(35,054,774)	(14,368,401)	(11,802,296)	(7,964,195)	(6,344,883)	(300,658,783)	(273,590,861)
Other operating income (expenses)	332,914	(798,416)	214,423	97	299,155	(246,916)	210,669	403,512	181,860	(4,288)	232,786	173,049	1,471,807	(472,962)
EBIT before exceptional items (EI)	85,294,557	77,191,353	22,028,353	17,328,124	32,364,004	24,686,295	10,255,573	12,219,598	6,409,367	6,420,607	(1,093,369)	(463,976)	155,258,485	137,382,001
Exceptional items (EI) (3)	-	-	-	-	-	-	-	-	-	-	6,790,933	-	6,790,933	-
EBIT (1)	85,294,557	77,191,353	22,028,353	17,328,124	32,364,004	24,686,295	10,255,573	12,219,598	6,409,367	6,420,607	5,697,564	(463,976)	162,049,418	137,382,001
Other income (loss)	-	-	-	-	-	-	-	-	-	-	-	-	(654,683)	21,924,632
Net financial expense	-	-	-	-	-	-	-	-	-	-	-	-	(8,287,701)	(10,366,890)
Equity and income of joint venture	-	-	-	-	-	-	-	-	-	-	-	-	966,122	1,349,144
Foreign currency exchange differences	-	-	-	-	-	-	-	-	-	-	-	-	(1,400,700)	(1,390,069)
Results as per adjustment units	-	-	-	-	-	-	-	-	-	-	-	-	(5,079,737)	4,190,023
Income before taxes	-	-	-	-	-	-	-	-	-	-	-	-	147,592,719	153,088,841
Income taxes	-	-	-	-	-	-	-	-	-	-	-	-	(27,656,049)	(11,723,673)
Income of year	-		-	-	-	-	-	-	-	-	-	-	119,936,670	141,365,168
Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	9,237,155	13,327,695
Net income attributable to equity holders of the	-		-	-	-	-	-	-	-	-	-	-	110,699,515	128,037,473
Depreciation and amortization	15,746,565	14,946,151	4,850,511	4,615,108	9,617,800	9,688,911	6,471,661	6,880,886	1,671,960	1,800,489	6,842,322	6,199,604	45,200,819	44,131,149
EBITDA before EI	101,041,122	92,137,504	26,878,864	21,943,232	41,981,804	34,375,206	16,727,234	19,100,484	8,081,327	8,221,096	5,748,953	5,735,628	200,459,304	181,513,150
EBITDA (2)	101,041,122	92,137,504	26,878,864	21,943,232	41,981,804	34,375,206	16,727,234	19,100,484	8,081,327	8,221,096	12,539,886	5,735,628	207,250,237	181,513,150
(1) EBIT ("Earnings Before Interest and Taxes") (For management purposes we have defined as earnings before other gains (losses) net, financial expenses net, equity and income of joint ventures, foreign currency exchange differences, result as per adjustment units and income taxes).
(2) EBITDA ("Earnings Before Interests, Taxes, Depreciation and Amortization ). It is used for the calculation of EBITDA, EBIT plus depreciation and amortization.
(3) The Company has considered this result as a Exceptional items (EI) related for the sale of land in Perú for an amount of ThCh$ 6,790,933 (Note 13).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Sales information by geographic location

Net sales as per geographical location	For the years ended December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Chile	739,131,946	671,601,022	627,135,185
Argentina	230,418,725	166,657,305	149,409,010
Total	969,550,671	838,258,327	776,544,195

See distribution as per domestic and exports revenues in Note 9.

Depreciation and amortization as per segment

Property, plant and equipment depreciation and amortization of software	For the years ended December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Beer Chile	16,165,010	15,746,565	14,946,151
Beer Argentina	5,350,126	4,850,511	4,615,108
Non alcoholic	10,427,300	9,617,800	9,688,911
Wine	6,418,774	6,471,661	6,880,886
Spirits	1,877,002	1,671,960	1,800,489
Others (1)	7,543,793	6,842,322	6,199,604
Total	47,782,005	45,200,819	44,131,149
(1) Other includes depreciation and amortization corresponding to the Corporate Support Units, Strategic Service Units and Cider.

Capital expenditures as per segment

Capital expenditures (property, plant and equipment and software additions)	For the years ended December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Beer Chile	23,504,694	28,929,985	22,554,263
Beer Argentina	13,994,020	9,483,055	8,566,565
Non alcoholic	14,758,599	15,347,030	11,466,838
Wine	8,309,162	4,115,074	3,703,568
Spirits	1,030,063	828,196	1,294,402
Others (2)	16,250,389	5,692,824	10,306,840
Total	77,846,927	64,396,164	57,892,476
(2) Other includes the capital investments corresponding to the Corporate Support Units, Strategic Service Units and Cider.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Assets as per segment

Assets as per segment	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Beer Chile	289,961,747	283,666,385
Beer Argentina	127,759,978	123,738,441
Non alcoholic	175,730,472	167,448,887
Wine	270,024,508	258,176,118
Spirits	58,743,558	48,361,326
Others (3)	376,271,096	270,297,854
Total	1,298,491,359	1,151,689,011
(3) Other includes goodwill and the assets corresponding to the Corporate Support Units, Strategic Service Units and Cider.

Assets as per geographic location

Assets as per geographical location	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Chile	1,116,486,265	1,008,847,847
Argentina	182,005,094	142,841,164
Total	1,298,491,359	1,151,689,011

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Segment’s additional information

The Consolidated Statement of Income classified according to the Company’s operations management is as follows:

Consolidated statement of income	Notes	For the years ended December 31,
		2011	2010	2009
		ThCh$	ThCh$	ThCh$
Net Sales	9	969,550,671	838,258,327	776,544,195
Cost of Sales	10	(450,563,274)	(383,812,866)	(365,098,371)
Gross Margin		518,987,397	454,445,461	411,445,824
Other operational income	12	8,022,806	2,432,003	2,362,077
Distribution expenses	10	(150,071,122)	(129,079,325)	(110,020,778)
Administrative expenses	10	(77,095,019)	(63,995,182)	(67,833,191)
Other operational expenses	10	(121,989,203)	(108,544,472)	(98,571,931)
EBIT before Exceptional items		177,854,859	155,258,485	137,382,001
Exceptional Items (EI) (2)	12 - 13	12,905,374	6,790,933	-
EBIT (1)		190,760,233	162,049,418	137,382,001
Financial income	11	7,076,849	2,380,886	2,075,957
Financial costs	11	(14,410,911)	(10,668,587)	(12,442,847)
Equity and income of joint venture	19	1,069,311	966,122	1,349,144
Foreign currency exchange differences	11	(1,078,604)	(1,400,700)	(1,390,069)
Result as per adjustment units	11	(6,734,379)	(5,079,737)	4,190,023
Other gains (losses) net	12	3,010,058	(654,683)	21,924,632
Income before taxes		179,692,557	147,592,719	153,088,841
Income taxes	26	(44,890,356)	(27,656,049)	(11,723,673)
Net income of year		134,802,201	119,936,670	141,365,168
Net income attributable to:
Equity holders of the parent		122,751,594	110,699,515	128,037,473
Non-controlling interests	32	12,050,607	9,237,155	13,327,695
Net income of year		134,802,201	119,936,670	141,365,168
Income (loss) per share basic (Chilean pesos) from:
Continuing operations		385.40	347.56	402.00
Discontinued operations		-	-	-
Income (loss) per share basic (Chilean pesos) from:
Continuing operations		385.40	347.56	402.00
Discontinued operations		-	-	-
Depreciation and Amortization		47,782,005	45,200,819	44,131,149
EBITDA before EI		225,636,864	200,459,304	181,513,150
EBITDA (1)		238,542,238	207,250,237	181,513,150
(1) See definition of EBIT and EBITDA in information as per operating segment.
(2) The Company has considered this result as a Exceptional items (EI) related to earthquake insurance compensation for an amount of ThCh$ 13,289,481 (Note 12) and restructuring charges of cider business in Argentina for an amount of ThCh$ 384,107, both figures for the year 2011 and ThCh$ 6,790,933 for the year 2010, related to the sale of land in Perú (Note 13).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Information as per segments of joint ventures and associates

The Company’s Management reviews the financial position and the operating results of all its joint ventures and associates described in Note 19. The information that appears below relates to 100% joint ventures and associates: Compañía Pisquera Bauzá S.A. (spirits), Valles de Chile S.A. (wine segment), Cervecería Austral S.A. (beer segment), Foods Compañía de Alimentos CCU S.A. (foods segment) and Promarca S.A. (other segment), represents the figures that have not been consolidated in the Company’s financial statements, since joint ventures and associates are accounted for under the equity method, as explained in Note 2.2.

The figures for each entity are as follows, at base 100%:

	As of December 31, 2011			As of December 31, 2010			As of December 31, 2009
	Compañía Pisquera Bauzá S.A.	Cervecería Austral S.A.	Foods S.A. and Promarca S.A.	Valles de Chile S.A.	Cervecería Austral S.A.	Foods S.A. and Promarca S.A.	Valles de Chile S.A.	Cervecería Austral S.A.	Foods S.A. and Promarca S.A.
Net sales	5,249,831	6,742,979	23,332,849	5,102,297	6,178,320	21,729,663	4,604,576	5,206,879	20,596,495
Operating results	(1,611,372)	319,065	3,813,555	(931,429)	348,364	2,809,759	(191,416)	248,974	3,052,972
Income of year	(1,251,395)	260,699	3,153,507	(970,088)	304,816	2,380,465	(124,803)	200,320	2,620,599
Capital expenditures	281,811	549,905	493,417	1,013,222	668,497	1,200,822	716,758	295,362	977,520
Depreciation and amortization	(625,161)	(312,912)	(659,741)	(540,138)	(233,909)	(555,992)	(426,263)	(251,325)	(531,004)
Current assets	-	3,010,585	9,987,888	6,119,442	3,482,610	8,409,881	5,865,166	3,346,631	9,090,226
Non-current assets	-	3,864,213	60,740,383	13,533,153	3,368,334	59,119,807	13,000,582	2,774,576	58,570,068
Current liabilities	-	1,088,820	12,333,624	4,642,625	1,217,929	9,063,611	2,830,014	865,205	8,114,932
Non-current liabilities	-	237,356	367,666	481,547	202,739	263,752	537,223	130,540	423,955

(1) See Note 19.

Note 8 Business Combinations

a) Doña Aída S.A. and Don Enrique Pedro S.A.

Year 2010 Acquisitions

On December 27, 2010, the following acquisitions of shares were executed through the subsidiary Compañía Industrial Cervecera S.A. (CICSA): (a) 71.456% of the shares and voting rights of Doña Aida S.A., which also owns 49.777% of Sáenz Briones & Cía. S.A.I.C. y C; (b) 71.467% of the shares and voting rights of Don Enrique Pedro S.A., which also owns 99.968% of Sidra La Victoria S.A., and (c) 0.4377% of the shares and voting rights of Sáenz Briones & Cía. S.A.I.C. y C., as a consequence CICSA became 50.215% owner of this last company.

Year 2011 Acquisitions

On April 6, 2011, CICSA made an additional purchase of shares of 14.272% of Doña Aída S.A. and 14.2667% of Don Enrique Pedro S.A., through its subsidiary Compañía Industrial Cervecera S.A. (CICSA). As a consequence, CICSA became the owner of 85.728% and 85.734%, respectively, of the before mentioned subsidiaries.

Later, on September 20, 2011, CICSA, acquired the remaining percentage of the equity rights of Doña Aída S.A. and Don Enrique Pedro S.A. As a consequence CICSA became the owner of 100% of those subsidiaries. During December 2011, CICSA sold 5% of Doña Aida S.A. and Don Enrique Pedro S.A to CCU Argentina.

The Company disbursed for this transaction a total amount of ThCh$ 9,157,728 (ThCh$ 3,023,219 in 2011 and ThCh$ 6,134,509 in 2010). Because of at December 31, 2010, the Company was in the process of assessing the fair values, that amount was classified under Other non-financial assets (See Note 18).

At the date of issue of these consolidated financial statements, fair values of assets, liabilities and contingent liabilities have been determinated, generating, among others, goodwill and intangible assets (See Note 20 and 21).

It is expected that the acquisition of these companies increase their productive capacities, through the expansion of their productive assets, growth in market share, through the various brands marketed and participation in local and foreign markets, as well as operational improvements as a result of synergies obtained in the operational and administrative functions.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

b) Viña Valles de Chile S.A. and Compañía Pisquera Bauzá S.A.

On the other hand, as described in Note 19, in the month of December 2011, Viña Valles de Chile S.A. became a subsidiary of Viña San Pedro Tarapacá S.A. At the same time, Compañía Pisquera Bauzá S.A. was constituted as an associate of Compañía Pisquera de Chile S.A.

Note 9 Net Sales

Net sales distributed between domestic and export, are as follows:

	For the years ended December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Sales to domestic clients	877,824,070	749,160,413	687,040,509
Exports sales	91,726,601	89,097,914	89,503,686
Total	969,550,671	838,258,327	776,544,195

Note 10 Nature of the costs and expenses

Operational costs and expenses grouped by natural classification are as follows:

	For the years ended December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Raw material cost	327,626,307	275,058,113	261,973,067
Materials and maintenance expenses	25,709,929	23,901,442	23,545,492
Salaries (staff expenses) (1)	114,803,745	99,874,443	93,524,543
Transportation and distribution	123,422,050	103,311,030	90,667,340
Advertising and promotion expenses	70,028,455	63,734,869	57,815,013
Lease expense	8,345,266	6,825,701	6,002,388
Energy expenses	25,932,251	19,796,334	18,375,333
Depreciation and amortizations	47,782,005	45,200,819	44,131,149
Other expense	56,452,717	47,729,094	45,489,946
Total	800,102,725	685,431,845	641,524,271
(1) See Note 31 Employee benefits.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 11 Financial results

The financial income composition for the years ended as of December 31, 2011, 2010 and 2009, is as follows:

Financial Results	For the years ended December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Financial income	7,076,849	2,380,886	2,075,957
Financial cost	(14,410,911)	(10,668,587)	(12,442,847)
Foreign currency exchange differences	(1,078,604)	(1,400,700)	(1,390,069)
Result as per adjustment units	(6,734,379)	(5,079,737)	4,190,023
Total	(15,147,045)	(14,768,138)	(7,566,936)

Note 12 Other income by function

The detail of other income by function items is as follows:

	For the years ended December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Earthquake insurance compensation (1)	13,289,481	-	-
Others	8,022,806	2,432,003	2,362,077
Total	21,312,287	2,432,003	2,362,077

(1)   Earthquake insurance compensation

        As of December 31, 2010 the insurance claim process related to the damages caused by the earthquake of February 27, 2010, was still ongoing. The final liquidator´s report and its subsequent ratification by the parties were pending.

        As of December 31, 2010, the recovery of ThCh$ 27,315,436 related to the recorded book value of assets damaged and expenses incurred was considered to be virtually certain under IAS 37 by the Company.

        Of this amount, ThCh$ 21,721,759 was received in cash from the insurance company at December 31, 2010 and reflected in cash flow from operating activities. Additionally, ThCh$ 5,593,677 was recorded as an account receivable based on a confirmation from the insurance company, amount that was collected in the year 2011, when the insurance claims process was completed. At the date of such final settlement the total amount of the book value of the damaged assets and expenses incurred was ThCh$ 30,188,980, receiving a total compensation for ThCh$ 43.617.835, of which ThCh$ 21,896,076 was received during the year 2011 (See Note 14).

        As a result of it, a net positive effect of ThCh$ 13,289,481 was recorded in the statement of income during the year ended December 31, 2011. This result, which is an exceptional item one, includes compensation for the following:

1.     ThCh$ 8,481,854 as compensation for a)  the excess of net selling price over the cost basis for finished goods destroyed in the earthquake, and  b) business interruption.

        2.     ThCh$ 4,807,627 as compensation for the excess of the replacement value over the cost basis for machinery and equipment.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 13 Other Gain and Loss

The detail of other gain (loss) items is as follows:

Other Income (loss)	For the years ended December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Result from sale of interest in subsidiary (*)	-	-	24,439,025
Result on sale of land (Perú) (**)	-	6,790,933	-
Results derivative contracts	2,459,262	(1,048,194)	(2,845,237)
Marketable securities to market value	(227,034)	392,018	321,629
Others	777,830	1,493	9,215
Total	3,010,058	6,136,250	21,924,632
(*)	As mentioned in Note 1, number 4, a profit was recognized for the sale of 29.9% of the shares of Aguas CCU Nestlé Chile S.A.
(**)	For purposes of financial information as per operating segment (Note 7), the Company has considered these results as Exceptional Item (EI).

Note 14  Cash and cash equivalents

Cash and cash equivalent balances were as follows:

	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	136,754	2,839,227	11,310,763
Overnight deposits	308,625	399,249	367,965
Bank balances	22,904,299	26,083,147	14,470,651
Time deposits	100,478,008	45,788,575	21,891,688
Investments in mutual funds	22	2,301,316	15,950,635
Securities purchased under resale agreements	53,836,670	74,202,786	73,361,967
Total	177,664,378	151,614,300	137,353,669

The currency composition of cash and cash equivalents at December 31, 2011, is as follows:

As of December 31, 2011	Chilean peso	Unidad de Fomento	US Dollar	Euro	Argentine peso	Others	Totales
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	136,711	-	43	-	-	-	136,754
Overnight deposits	308,625	-	-	-	-	-	308,625
Bank balances	19,139,424	-	2,685,721	141,146	936,632	1,376	22,904,299
Time deposits	81,514,956	18,963,052	-	-	-	-	100,478,008
Investments in mutual funds	-	-	-	-	22	-	22
Securities purchased under resale agreements	53,836,670	-	-	-	-	-	53,836,670
Total	154,936,386	18,963,052	2,685,764	141,146	936,654	1,376	177,664,378

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The currency composition of cash and cash equivalents at December 31, 2010, is as follows:

As of December 31, 2010	Chilean peso	Unidad de Fomento	US Dollar	Euro	Argentine peso	Others	Totales
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	2,838,888	-	339	-	-	-	2,839,227
Overnight deposits	399,249	-	-	-	-	-	399,249
Bank balances	17,586,208	-	375,541	1,361,211	6,736,375	23,812	26,083,147
Time deposits	31,145,809	14,642,766	-	-	-	-	45,788,575
Investments in mutual funds	2,301,316	-	-	-	-	-	2,301,316
Securities purchased under resale agreements	74,202,786	-	-	-	-	-	74,202,786
Total	128,474,256	14,642,766	375,880	1,361,211	6,736,375	23,812	151,614,300

The composition of cash and cash equivalents at December 31, 2009, is as follows:

As of December 31, 2009	Chilean peso	Unidad de Fomento	US Dollar	Euro	Argentine peso	Others	Totales
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	11,310,332	-	431	-	-	-	11,310,763
Overnight deposits	367,965	-	-	-	-	-	367,965
Bank balances	11,895,727	-	272,742	313,236	1,912,042	76,904	14,470,651
Time deposits	19,229,841	2,661,847	-	-	-	-	21,891,688
Investments in mutual funds	15,950,635	-	-	-	-	-	15,950,635
Securities purchased under resale agreements	73,361,967	-	-	-	-	-	73,361,967
Total	132,116,467	2,661,847	273,173	313,236	1,912,042	76,904	137,353,669

The total accumulated cash flow accrued by business combinations as of December 31, 2011, 2010 and 2009, amounts to:

	As of December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Total paid for business acquisitions:
Amount paid in cash and cash equivalent for business acquisitions	(3,257,272)	(10,646,456)	(1,036,500)
Total	(3,257,272)	(10,646,456)	(1,036,500)

As of December 31, 2011, in the Consolidated Statement of Cash Flow, in Operational Activities, under the heading “Other cash movements” the total amount of ThCh$ 8,936,842, includes the amount of ThCh$ 15,506,731 related to the final compensation received by losses of inventories and interruption of the operational activities (ThCh$ 21,721,759 in 2010 related to partial compensation).

In addition, as of December 31, 2011, in Investing Activities, under the heading "Other cash movements" the amount shown of ThCh$ 6,389,344, is related to the final compensation received for destruction of machinery and equipment from the insurance companies related to the earthquake (See Note 12).

Therefore, cash included in the cash flow statement in 2011 related to the earthquake as mentioned in the previous two paragraphs, is ThCh$ 21,896,076 (See Note 12).

Also, on July 2009, the Company received ThCh$ 29,874,428 as payment in cash for the sale of 29.9% of shares of Aguas CCU-Nestlé Chile S.A. and reduce their participation in Aguas CCU-Nestlé Chile S.A. to a 50.1% (See Note 1 number 1). This is presented within the Cash Flow Statement under the item “Proceeds from sale of and investment in a subsidiary”.

Additionally, as of December 31, 2011, within “Cash Flow from Financing Activities”, under the heading “Other cash movements" for a total amount of ThCh$ 15,096,775, is forming part ThCh$ 11,268,125 corresponding to the prepayment of the Serie A Bonds (See Note 27). Besides, as of December 31, 2009, under the heading Proceeds from long term loans” is presented as part of the balance the followings items:

nbsp;
Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

•            On March 15, 2009, the Company recorded in the Securities Record the issue of 20-year term bonds Series H and I for a total UF2,000,000 and UF 3,000,000 (equivalents to ThCh$ 41,624,936 and ThCh$ 62,437,405), respectively, which were placed on April 2, 2009.

•            On May 14, 2009, the subsidiaries of VSPT, Viña Misiones de Rengo, Viña del Mar Viña of Casablanca and Viña Santa Helena, signed credits totaling US$ 3 million, equivalent to ThCh $ 9,874,584 with Banco BICE, with maturity date of May 15, 2013. This amount is presented under the item "Proceeds from bank borrowings and issuance of bonds”.

Note 15 Accounts receivables – Trade and other receivables

The accounts receivable trade and other balances were as follows:

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Accounts receivables
Beer Chile	33,319,709	31,588,865
Beer Argentina	23,602,951	14,205,072
Non alcoholic	25,403,484	24,368,168
Wine	40,814,420	30,684,126
Spirits	11,875,387	8,985,926
Others	49,338,299	30,937,831
Other accounts receivable (*)	13,426,269	16,152,609
Impairment loss estimate	(4,715,357)	(3,909,051)
Total	193,065,162	153,013,546

(*)  At December 31, 2010, under this item is recorded the net balance of the account receivable from insurance companies for claims related to the earthquake for an amount of ThCh$ 5,593,677 (See Note 12).

The Company’s accounts receivable are denominated in the following currencies:

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Chilean peso	123,527,287	115,544,263
Argentine peso	39,724,238	17,152,025
US Dollar	19,274,307	12,752,647
Euro	7,960,667	5,771,899
Unidad de Fomento	106,795	37,630
Other Currencies	2,471,868	1,755,082
Total	193,065,162	153,013,546

nbsp;
Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The detail of the accounts receivable maturities as of December 31, 2011, is as follows:

	Total	Current Balance	Overdue Balances
			0 to 3 months	3 to 6 month	6 to 12 month	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables:
Beer Chile	33,319,709	30,729,737	1,521,732	235,703	243,458	589,079
Beer Argentina	23,602,951	20,520,177	1,376,919	270,681	1,304,511	130,663
Non alcoholic	25,403,484	22,845,949	793,297	447,871	530,796	785,571
Wine	40,814,420	34,339,230	5,420,555	211,730	294,281	548,624
Spirits	11,875,387	10,987,890	643,236	37,580	54,540	152,141
Others	49,338,300	43,428,364	3,634,253	1,048,766	482,523	744,394
Other accounts receivable	13,426,268	13,426,268	-	-	-	-
Sub Total	197,780,519	176,277,615	13,389,992	2,252,331	2,910,109	2,950,472
Impairment loss estimate	(4,715,357)	-	(176,712)	(324,185)	(1,800,777)	(2,413,683)
Total	193,065,162	176,277,615	13,213,280	1,928,146	1,109,332	536,789

The detail of the accounts receivable maturities as of December 31, 2010, is as follows:

	Total	Current Balance	Overdue Balances
			0 to 3 months	3 to 6 month	6 to 12 month	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables:
Beer Chile	31,588,865	28,945,990	1,358,970	348,002	387,029	548,874
Beer Argentina	14,205,072	11,738,479	950,187	513,231	610,436	392,739
Non alcoholic	24,368,168	21,322,465	1,571,943	381,107	283,906	808,747
Wine	30,684,126	25,316,859	4,068,585	566,918	315,246	416,518
Spirits	8,985,926	8,151,340	541,473	117,940	17,142	158,031
Others (1)	30,937,831	27,634,401	2,327,578	108,292	190,915	676,645
Other accounts receivable	16,152,609	16,152,609	-	-	-	-
Sub Total	156,922,597	139,262,143	10,818,736	2,035,490	1,804,674	3,001,554
Impairment loss estimate	(3,909,051)	-	(116,756)	(344,907)	(936,916)	(2,510,472)
Total	153,013,546	139,262,143	10,701,980	1,690,583	867,758	491,082
(1) Mainly include Comercial CCU which makes sales multiclass on behalf of Cervecera CCU Chile, ECCUSA, CPCH, VSPT and FOODS.

The Company markets its products through retail, wholesale clients, chains and supermarkets.

As of December 31, 2011, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 36,6% (38.1% in 2010) of the total accounts receivable.

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

In addition, there are amounts overdue within ranges for which, in accordance with current policies are only partially impaired for based on a case by case analysis.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The movement of the impairment losses provision for accounts receivable is as follows:

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Balance at the beginning	3,909,051	3,911,557
Impairment estimate for accounts receivable	1,517,832	884,890
Uncollectible accounts	(851,981)	(777,617)
Estimates resulting from business combinations	125,849	-
Effect of translation into presentation currency	14,606	(109,779)
Total	4,715,357	3,909,051

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 16 Accounts and transactions with related companies

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

(2)   They related to business operations agreed upon in Chilean pesos. The remaining balance accrues interest at 90-days active bank rate (TAB) plus an annual spread. Such interests shall be paid or charged against the trade current account.

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

(6)   It relates to an agreement between the subsidiary Compañía Pisquera de Chile S.A. with Comarca S.A. related to the payment of the access fee for the distribution of products. The pending amount is agreed at two quotes of UF 17,888. Maturities correspond to November 2, 2012 and December 2, 2013, respectively.

(7)   It relates to an agreement between the subsidiary Compañía Pisquera de Chile S.A. with Inversiones y Asesorías Monterroso Limitada y Otros, related to the acquisition of 49% of the associated Compañía Pisquera Bauzá S.A. The outstanding balance at December 31, 2011, corresponds to a single quote for UF 65,832 with maturity on December 1, 2013.

The transaction schedule includes all the transactions made with related parties.

The detail of the accounts receivable and payable from related companies as of December 31, 2011 and 2010, is as follows:

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Accounts receivable from related parties

Current:

TAX ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31,
							2011 ThCh$	2010 ThCh$
96.919.980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Sales of products	CLP	129,348	150,555
96.919.980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Sales of products	USD	14,693	-
77.755.610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiaria de Joint venture	Sales of products	CLP	310,926	240,605
77.755.610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiaria de Joint venture	Lease crane	CLP	1,087	494
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Sales of products	CLP	107,568	-
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Transport service	CLP	601,752	409,510
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(2)	Joint venture	Remittance received	CLP	5,058,893	3,267,816
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(2)	Joint venture	Interests	CLP	148,306	68,118
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Sale services	CLP	80,865	81,327
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Shared services	CLP	154,324	162,454
0-E	Anheuser Busch International, Inc.	Estados Unidos	(3)	Subsidiary Shareholdes	Sales of products	USD	-	876,183
0-E	Anheuser Busch Latin America Development Corporation	Estados Unidos	(3)	Subsidiary Shareholdes	Marketing services	$ARG	-	2,643
76.736.010-K	Promarca S.A.	Chile	(1)	Joint venture	Marketing services	CLP	87,772	31,299
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Subsidiary Shareholdes	Purchase advance	CLP	870,529	764,956
77.051.330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Subsidiary Shareholdes	Sales of products	CLP	104,600	85,430
0-E	Heineken Brouwerijen B.V.	Holanda	(3)	Parent company related	Sales of products	Euros	218,853	250,275
0-E	Heineken Italia Spa.	Italia	(3)	Parent company related	Marketing services	Euros	16,689	21,907
0-E	Compañía Cervecera del Trópico	Mexico	(3)	Subsidiary related	Marketing services	USD	-	201,045
0-E	Cervecería de Panamá S.A.	Panamá	(3)	Subsidiary related	Sales of products	USD	-	5,287
96.427.000-7	Inversiones y Rentas S.A.	Chile	(1)	Parent company related	Sales of products	CLP	8,111	-
99.531.920-9	Viña Valles de Chile S.A.	Chile	(1)	Joint venture until Dec. 2011	Sales of products	CLP	-	102,661
91.705.000-7	Quiñenco S.A.	Chile	(1)	Parent company related	Sales of products	CLP	-	1,596
97.004.000-5	Banco de Chile	Chile	(1)	Parent company related	Sales of products	CLP	85,302	24,435
79.903.790-4	Soc. Agrícola y Ganadera Rio Negro Ltda.	Chile	(1)	Related to the controller	Sales of products	CLP	452	12,697
91.021.000-9	Madeco S.A.	Chile	(1)	Parent company related	Sales of products	CLP	1,784	575
90.081.000-8	Compañía Chilena de Fósforos S.A.	Chile	(1)	Subsidiary Shareholdes	Sales of products	CLP	568	71,314
81.981.500-3	Terc. y Elaboración de Maderas S.A.	Chile	(1)	Parent company related	Sales of products	CLP	-	452
76.115.132-0	Canal 13 S.P.A	Chile	(1)	Parent company related	Advertising	CLP	142,430	-
76.178.803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller	Recovery of expenses by division	CLP	1,838,797	-
76.175.016-K	Compañía Pisquera Bauza S.A.	Chile	(1)	Associate of Subsidiary	Services Rendered	CLP	557	-
Totales							9,984,206	6,833,634

Non Current:

TAX ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31,
							2011	2010
							ThCh$	ThCh$
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Subsidiary Shareholdess	Loan	UF	418,922	444,685
Totales							418,922	444,685

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Accounts payable to related parties

Current:

TAX ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31,
							2011	2010
							ThCh$	ThCh$
96.919.980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	526,248	632,185
77.755.610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Marketing services	CLP	39,169	35,981
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	402,300	403,555
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Rebate	CLP	234	62,002
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Consignation sales	CLP	507,310	445,504
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Subsidiary Shareholdes	Purchase of products	CLP	154,955	149,306
77.051.330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Subsidiary Shareholdes	Purchase of products	CLP	12,483	9,456
76.736.010-K	Promarca S.A.	Chile	(1)	Joint venture	License	CLP	810,188	1,335,435
79.903.790-4	Soc.Agrícola y Ganadera Rio Negro Ltda.	Chile	(1)	Related to the controller	Recovery from division	CLP	1,163,160	-
0-E	Anheuser Busch Latin America Development Corporation	Estados Unidos	(3)	Subsidiary Shareholdes	License and technical assistance	$ARG	-	971,839
0-E	Anheuser Busch International, Inc	Estados Unidos	(3)	Subsidiary Shareholdes	Purchase of products	USD	-	5,906
0-E	Heineken Brouwerijen B.V.	Holanda	(3)	Parent company related	License and technical assistance	Euros	3,047,871	3,174,000
97.004.000-5	Heineken Italia SPA.	Italia	(1)	Joint venture	Purchase of products	CLP	26,227	-
90.081.000-8	Compañía Chilena de Fósforos S.A.	Chile	(1)	Subsidiary Shareholdes	Purchase of products	CLP	-	51
99.531.920-9	Viña Valles de Chile S.A.	Chile	(1)	Joint venture until Dec. 2011	Purchase of products	CLP	-	72,830
76.178.803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller	Recovery from division	CLP	1,127,054	-
0-E	Cervecería Modelo S.A.	Mexico	(3)	Subsidiary related	Purchase of products	USD	-	42,081
0-E	Cía. Cervecera del Trópico	Mexico	(3)	Subsidiary related	Purchase of products	USD	-	84,186
78.105.460-7	Alimentos Nutrabien S.A.	Chile	(1)	Parent company related	Purchase of products	CLP	5,938	-
96.908.430-9	Telefónica del Sur Servicios Intermedios S.A.	Chile	(1)	Parent company related	Telephony services	CLP	-	3,786
87.938.700-0	Agroproductos Bauza y Cía Ltda.	Chile	(1)	Related Associate	Purchase of products	CLP	572,859	-
76.175.016-K	Compañía Pisquera Bauza S.A.	Chile	(1)	Associate of Subsidiary	Royalty	CLP	15,860	-
76.029.691-0	Comarca S.A.	Chile	(6)	Related Associate	Access Fee	UF	398,796	-
97.004.000-5	Banco de Chile	Chile	(1)	Parent company related	Services of invoicing	CLP	605	-
92.048.000-4	Sudamericana Agencias Aereas y Marítima S.A.	Chile	(1)	Related to the controller	Transportation services	CLP	83	-
99.505.690-9	Blue Two Chile S.A.	Chile	(1)	Parent company related	Telephony services	CLP	161	-
Totales							8,811,500	7,428,103

Non Current:

TAX ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31,
							2011	2010
							ThCh$	ThCh$
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(5)	Joint Venture	Purchase of land	CLP	610,093	610,093
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Subsidiary Shareholdes	Purchase of products	CLP	8,241	10,775
76.029.691-0	Comarca S.A.	Chile	(6)	Related Associate	Access Fee	UF	398,796	-
2.011.044-9	Lorenzo Bauza Alvarez	Chile	(7)	Related Associate	Purchase of shares	UF	15,421	-
76.024.758-8	Inversiones y Asesorías Monterroso Ltda.	Chile	(7)	Related Associate	Purchase of shares	UF	2,966	-
76.024.756-1	Inversiones y Asesorías El Salto Ltda.	Chile	(7)	Related Associate	Purchase of shares	UF	2,966	-
76.024.774-K	Inversiones y Asesorías La Abadesa Ltda.	Chile	(7)	Related Associate	Purchase of shares	UF	2,966	-
76.023.031-6	Inversiones y Asesorías Buena Esperanza Ltda.	Chile	(7)	Related Associate	Purchase of shares	UF	2,966	-
76.024.767-7	Inversiones y Asesorías Capital y Rentas Ltda.	Chile	(7)	Related Associate	Purchase of shares	UF	2,966	-
76.173.468-7	Fondo de Inversión Privado Mallorca	Chile	(7)	Related Associate	Purchase of shares	UF	1,437,410	-
Totales							2,484,790	620,868

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Most significant transactions and effects on results:

The following are the most significant transactions with related entities that are not subsidiaries of the Company and their effect on the Statement of Income:

TAX ID	Company	Country of origin	Relationship	Transaction	2011		2010		2009
					Amounts	(Charges) /Credits (Effect on Income)	Amounts	(Charges) /Credits (Effect on Income)	Amounts	(Charges) /Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
0-E	Anheuser Busch Internacional, Inc (*)	Estados Unidos	Subsidiary Shareholdes	Purchase of products	-	-	631,897	-	156,210	-
0-E	Anheuser Busch Internacional, Inc (*)	Estados Unidos	Subsidiary Shareholdes	Sales of products	-	-	3,882,262	1,389,186	4,234,646	1,706,825
0-E	Anheuser Busch Latin America Development Corporation	Estados Unidos	Subsidiary related	License and technical assistance	-	-	3,193,553	(3,193,553)	2,598,574	(2,598,574)
0-E	Cervecería Modelo S.A.	México	Subsidiary related	License and technical assistance	-	-	178,699	(178,699)	165,501	(165,501)
0-E	Cervecería Modelo S.A.	México	Subsidiary related	Purchase of products	-	-	166,645	-	-	-
0-E	Cervecería del Trópico	México	Subsidiary related	Advertising contribution	-	-	624,076	624,076	115,166	115,166
0-E	Cervecería del Trópico	México	Subsidiary related	Purchase of products	-	-	2,129,564	-	2,291,434	-
0-E	Heineken Brouwerijen B.V	Holanda	Parent company related	Billed service	55,993	(55,993)	-	-	-	-
0-E	Heineken Brouwerijen B.V	Holanda	Parent company related	Sales of products	-	-	176,616	30,750	144,600	144,600
0-E	Heineken Brouwerijen B.V	Holanda	Parent company related	Purchase of products	-	-	192,095	-	-	-
0-E	Heineken Brouwerijen B.V	Holanda	Parent company related	Sales of products	1,206,474	458,460	944,793	359,021	677,341	265,946
0-E	Heineken Brouwerijen B.V	Holanda	Parent company related	License and technical assistance	2,042,868	(2,042,868)	2,008,841	(2,008,841)	1,710,108	(1,710,108)
0-E	Heineken Italia Spa.	Italia	Parent company related	Advertising contribution	16,689	16,689	58,043	58,043	-	-
0-E	Heineken Italia Spa.	Italia	Parent company related	Purchase of products	90,266	-	33,196	-	-	-
0-E	Nestle Waters Argentina S.A.	Italia	Subsidiary Shareholdes	Technical assistance	30,497	(30,497)	30,513	(30,513)	32,965	(32,965)
0-E	Nestle Waters S.A.	Italia	Subsidiary Shareholdes	Royalty	67,137	(67,137)	98,972	(98,972)	56,699	(56,699)
90.703.000-8	Nestle Chile S.A.	Italia	Subsidiary Shareholdes	Dividends paid	2,829,774	-	6,345,689	-	630,404	-
76.736.010-k	Promarca S.A.	Chile	Joint venture	Royalty Paid	3,185,155	(3,185,155)	2,268,106	(2,268,106)	1,195,439	(1,195,439)
77.051.330-8	Cerveceria Kunstmann Ltda	Chile	Subsidiary Shareholdes	Sales of products	216,971	161,919	212,063	169,650	173,967	139,174
77.051.330-8	Cerveceria Kunstmann Ltda	Chile	Subsidiary Shareholdes	Services of invoicing	83,672	62,442	54,308	54,308	104,183	104,183
77.755.610-k	Comercial Patagona Ltda.	Chile	Subsidiary Joint venture	Marketing services	147,493	(147,493)	96,714	(96,714)	76,418	(76,418)
77.755.610-k	Comercial Patagona Ltda.	Chile	Subsidiary Joint venture	Sales of products	1,338,141	548,638	1,149,652	528,840	702,648	289,851
81.805.700-8	Coop.Agr.Control Pisquero Ltda.	Chile	Subsidiary Shareholdes	Loan	23,684	9,056	23,519	8,643	23,514	9,495
81.805.700-8	Coop.Agr.Control Pisquero Ltda.	Chile	Subsidiary Shareholdes	Dividends paid	740,121	-	533,449	-	367,229	-
81.805.700-8	Coop.Agr.Control Pisquero Ltda.	Chile	Shares of subsidiary	Grape purchase	4,922,212	-	4,296,838	-	4,660,216	-
90.081.000-8	Compañía Chilena de Fosforo	Chile	Subsidiary Shareholders	Dividends paid	3,000,006	-	1,573,852	-	177,590	-
96.427.000-7	Inversiones y Rentas S.A.	Chile	Parent company related	Dividends paid	34,134,370	-	39,480,557	-	30,575,169	-
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	447,818	424,866	381,857	362,286	397,714	265,021
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty paid	216,856	216,856	75,374	75,374	135,837	(135,837)
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty charged	192,628	(192,628)	267,303	(267,303)	489,737	(489,737)
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	2,293,195	-	1,933,687	-	757,572	-
97.004.000-5	Banco de Chile	Chile	Parent company related	Services	119,388	(119,388)	181,178	(181,178)	128,927	(128,927)
97.004.000-5	Banco de Chile	Chile	Parent company related	Sales of products	37,984	15,574	44,191	11,048	30,126	18,075
97.004.000-5	Banco de Chile	Chile	Parent company related	Derivatives	35,101,844	(87,148)	2,125,909	(102,486)	1,586,430	81,863
97.004.000-5	Banco de Chile	Chile	Parent company related	Investments	143,679,043	935,070	127,401,011	246,018	80,031,416	250,000
97.004.000-5	Banco de Chile	Chile	Parent company related	Leasing Pay	343,386	49,424	335,218	61,266	329,712	73,152
99.531.920-9	Viña Valles de Chile S.A.	Chile	Joint venture until Dec. 2011	Billing of services	157,332	-	22,957	22,957	32,310	32,310
99.531.920-9	Viña Valles de Chile S.A.	Chile	Joint venture until Dec. 2011	Sales of products	21,935	21,935	5,639	871	6,581	3,955
99.531.920-9	Viña Valles de Chile S.A.	Chile	Joint venture until Dec. 2011	Purchase of products	89,744	13,862	235,885	-	285,107	-
99.531.920-9	Viña Valles de Chile S.A.	Chile	Joint venture until Dec. 2011	Remittance paid	5,241,975	-	3,341,762	-	1,409,800	-
99.531.920-9	Viña Valles de Chile S.A.	Chile	Joint venture until Dec. 2011	Remittance received	2,722,942	-	3,397,762	-	1,372,762	-
99.542.980-2	Foods Compañía de Alimentos CCU.S.A	Chile	Joint venture	Interests	344,180	344,180	164,004	164,004	93,199	93,199
99.542.980-2	Foods Compañía de Alimentos CCU.S.A	Chile	Joint venture	Lease paid	1,809,630		335,715	-	41,033,604	-
99.542.980-2	Foods Compañía de Alimentos CCU.S.A	Chile	Joint venture	Services	2,476,491	2,476,491	2,574,378	2,574,378	1,705,216	1,705,216
99.542.980-2	Foods Compañía de Alimentos CCU.S.A	Chile	Joint venture	Services	68,058	(68,058)	103,177	(103,177)	159,811	(159,811)
99.542.980-2	Foods Compañía de Alimentos CCU.S.A	Chile	Joint venture	Consignment sales	10,302,926	-	9,956,650	-	9,262,382	-
99.542.980-2	Foods Compañía de Alimentos CCU.S.A	Chile	Joint venture	Sales of products	747,865	344,018	672,683	309,434	921,784	424,021
84.898.000-5	Alusa S.A.	Chile	Subsidiary related	Purchase of products	757,722		969,567	-	846,150	-
76.115.132-0	Canal 13 S.P.A	Chile	Parent company related	Adverstising	3,004,581	(2,765,844)	-	-	-	-
96.657.690-7	Inversiones Punta Brava S.A.	Chile	Parent company related	Services paid	8,491	(8,491)	-	-	-	-
99.571.220-8	Banchile Corredores de Bolsa S.A.	Chile	Parent company related	Investments	11,880,000	19,486	60,840,500	30,042	128,667,350	44,516
79.903.790-4	Soc. Agrícola y Ganadera Rio Negro Ltda.	Chile	Related to the controller	Recovery from division	1,163,161	-	85,868	-	-	-
76.178.803-5	Viña Tabalí S.A.	Chile	Related to the controller	Recovery of expenses by division	1,753,549	-	-	-	-	-
76.178.803-5	Viña Tabalí S.A.	Chile	Related to the controller	Recovery from division	1,127,054	-	-	-	-	-
76.178.803-5	Viña Tabalí S.A.	Chile	Related to the controller	Collected invoices	83,878	83,878	-	-	-	-
81.805.700-8	Compañía Pisquera Bauza S.A.	Chile	Associate of Subsidiary	Royalty	15,860	-	-	-	-	-
76.029.691-0	Comarca S.A.	Chile	Related Associate	Access Fee	797,592	-	-	-	-	-
2.011.044-9	Lorenzo Bauza Alvarez	Chile	Related Associate	Purchase of shares	15,421	-	-	-	-	-
76.024.758-8	Inversiones y Asesorías Monterroso Ltda.	Chile	Related Associate	Purchase of shares	2,966	-	-	-	-	-
76.024.756-1	Inversiones y Asesorías El Salto Ltda.	Chile	Related Associate	Purchase of shares	2,966	-	-	-	-	-
76.024.774-K	Inversiones y Asesorías La Abadesa Ltda.	Chile	Related Associate	Purchase of shares	2,966	-	-	-	-	-
76.023.031-6	Inversiones y Asesorías Buena Esperanza Ltda.	Chile	Related Associate	Purchase of shares	2,966	-	-	-	-	-
76.024.767-7	Inversiones y Asesorías Capital y Rentas Ltda.	Chile	Related Associate	Purchase of shares	2,966	-	-	-	-	-
76.173.468-7	Fondo de Inversión Privado Mallorca	Chile	Related Associate	Purchase of shares	1,437,410	-	-	-	-	-
87.938.700-0	Agroproductos Bauza y Cía Ltda.	Chile	Related Associate	Purchase of products	572,859	-	-	-	-	-

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

 Remuneration of the Management key employees

The Company is managed by a Board of Directors with 9 members, who are in office for a 3-year term, and they may be re-elected.

The Board was appointed at the General Shareholders Meeting held on April 20, 2009. The Chairman and the Vice Chairman, as well as the members of the Directors Committee, the Audit Committee and the Business Committee were appointed in subsequent board meetings. On May 4, 2011, Mr. Giorgio Maschietto Montuschi resigned as Director of the Company, and was replaced by Jorge Luis Ramos at Board Meeting held on the same date.

As agreed at the General Shareholders Meeting held on April 15, 2011, the directors’ remuneration consists in a per diem for their attendance at each meeting of UF100 per Director, and twice that amount for the Chairman. Additionally, 3% of the total distributable dividend will be distributed proportionally to each Director. In case the distributed dividends exceed 50% the net profits, the Board of Directors’ share shall be calculated over a maximum 50% of such profits. In addition, those directors that are members of the Directors Committee and the Business Committee receive a per diem of UF 34 and UF 17, respectively, for each session they attend. The Directors that are members of the Audit Committee receive a monthly per diem of UF 25.

According to the above, as of December 31, 2011, the Directors received ThCh$ 2,317,754 (ThCh$ 2,416,295 in 2010) in per diems and shares. In addition, ThCh$ 107,298 (ThCh$ 110,355 in 2010) were paid in compensation for gains sharing to the main executives of the Parent Company.

The following is the total remuneration received by the top officers of the parent company during the years ended as of December 31, 2011 and 2010:

	As of December 31
	2011	2010
	M$	M$
Salaries	4,891,983	4,541,653
Employees’ short-term benefits	1,629,514	2,107,174
Employments termination benefits	850,733	237,740
Total	7,372,230	6,886,567

The Company grants annual bonuses, voluntary and variable, to the top officers, which are not subject to an agreement and are decided on the basis of the compliance with individual and corporate goals, and depending on the year results.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 17 Inventories

The inventory balances were as follows:

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Finished products	34,799,800	27,181,274
In process products	1,046,718	823,273
Agricultural exploitation	5,981,943	5,609,586
Raw material	79,194,053	71,305,263
In transit raw material	5,704,060	1,082,695
Materials and products	3,681,613	3,525,501
Realizable net value estimate and obsolescence	(1,873,003)	(1,174,334)
Total	128,535,184	108,353,258

The Company wrote down a total of ThCh$ 398,673, ThCh$ 337,866 and ThCh$ 366,867 relating to inventory shrinkage and obsolescence for the years ended December 31, 2011, 2010 and 2009, respectively.

Additionally, an estimation for impairment of inventories include amounts of obsolescence related to low turnover, technical obsolescence and / or product recalls from the market.

Movement above estimate is as follows:

	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
	ThCh$	ThCh$	ThCh$
Initial balance	(1,174,334)	(1,437,917)	(889,810)
Inventories write-down estimation	(956,163)	(873,093)	(733,629)
Inventories recognised as an expense	561,531	1,136,676	185,522
Business combination effect	(304,037)	-	-
Total	(1,873,003)	(1,174,334)	(1,437,917)

For the year ended December 31, 2010 all inventories destroyed by the earthquake of February 27, 2010, have been written off.

As of December 31, 2011 and 2010, the Company does not have any inventory pledged to guarantee financial obligations.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 18  Other non-financial assets

The Company maintained the following other non-financial assets:

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Insurance paid	2,583,431	1,852,346
Advertising	4,468,713	4,673,793
Advances to suppliers	3,461,077	2,210,643
Guarantees paid	248,928	236,733
Consumables	386,503	396,592
Dividends receivable	1,505,396	1,349,773
Recoverable taxes	1,157,505	1,062,954
Cost of subsidiary acquired (1)	-	6,134,509
Other	751,207	399,314
Total	14,562,760	18,316,657
Current	11,565,924	9,489,913
Non current	2,996,836	8,826,744
Total	14,562,760	18,316,657
(1) See Note 8 Business combination, letter a).

Note 19 Investments accounted by the equity method

Joint ventures and Associates

As of December 31, 2011 and 2010, the Company has a direct interest until of 50% in the following companies: Cervecería Austral S.A.; Foods Compañía de Alimentos CCU S.A.; Viña Valles de Chile S.A., Compañía Pisquera Bauzá S.A. and Promarca S.A.

The share value of the investments in joint ventures and associates is as follows:

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Cervecería Austral S.A. (1)	4,669,081	4,608,402
Foods Compañía de Alimentos CCU S.A. (2)	12,849,839	13,040,648
Promarca S.A. (3)	17,683,016	17,682,781
Viña Valles de Chile S.A. (4)	-	7,264,212
Compañía Pisquera Bauzá S.A. (5)	4,721,741	-
Total	39,923,677	42,596,043

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The above mentioned values include the goodwill generated through the acquisition of the following joint ventures, which are presented net of any impairment loss:

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Promarca S.A.	1,519,364	1,519,364
Total	3,414,134	3,414,134

The results accrued in joint ventures and associates are as follows:

	For the years ended December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Cervecería Austral S.A.	130,255	155,732	103,311
Foods Compañía de Alimentos CCU S.A.	(190,810)	(354,338)	51,364
Promarca S.A.	1,767,564	1,649,772	1,256,871
Viña Valles de Chile S.A.	(637,698)	(485,044)	(62,402)
Compañía Pisquera Bauzá S.A.	-	-	-
Total	1,069,311	966,122	1,349,144

The changes of the investment in joint ventures and associates during such periods were as follows:

	For the years ended December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Beginning balance	42,596,043	43,284,760	42,341,048
Investments in joint ventures	4,721,741	-	1,036,500
Participation in the joint ventures profit/loss	1,069,311	966,122	1,349,144
Business combination (1)	(6,626,514)	-	-
Dividends	(1,837,463)	(1,649,773)	(1,444,566)
Other changes	559	(5,066)	2,634
Total	39,923,677	42,596,043	43,284,760

(1) This amount is related by the business combination done in Viña Valles de Chile S.A., in which this company ceased to be a joint venture and became a subsidiary of VSPT.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Following are the significant matters regarding the investments accounted by the equity method:

(1) Cervecería Austral S.A.

It is a closed stock company that operates a beer manufacturing facility in the southern end of Chile, being the southern most breweries in the world.

(2) Foods Compañía de Alimentos CCU S.A.

It is a closed stock company devoted to the production and marketing of food products, like cookies and other baked goods, caramels, candy and cereal, among others.

(3) Promarca S.A.

It is a closed stock company with its main activity brings the acquisition, development and administration of trademarks and their corresponding licenses to their operators.

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

At December 31, 2011, Promarca S.A. recorded a profit of ThCh$ 3,535,127 (ThCh$ 3,299,547 in 2010), which in accordance with the Company´s policies is 100% distributable.

The companies aforementioned in paragraphs (1) to (3) are jointly controlled entities as a consequence of a controlling agreement between the investors and the Company. The Controlling agreement establishes the terms and conditions for the joint action of the different participating investors, as regards obtaining and maintaining the control, and to the agreements adopted at these companies Shareholders Meetings and Board of Directors.

(4) Viña Valles de Chile S.A.

It is a closed stock company, devoted to the production of Premium wines of the Tabalí and Leyda vineyards.

On September 6, 2011, at the Board Meeting of Viña San Pedro Tarapacá S.A. (VSPT), it was agreed to divide Viña Valles de Chile S.A. (VDC) whose owners were VSPT and Agrícola y Ganadero Río Negro Limitada  (ARN), by equal parts. VDC had two major vineyards: Viña Tabalí and Viña Leyda, each located in unique valleys, prominent within the national wine industry and recognized internationally. Viña Tabalí has a winery and vineyards located in the Limarí Valley; and, Viña Leyda has vineyards and its operations in of Leyda Valley. Through this agreement, VSPT remains the 100% owner of Viña Leyda (whose net assets remain within VDC) and ARN remains the 100% owner of Viña Tabalí. This transaction concluded on December 29, 2011, through a stock swap contract, and therefore from this date VDC became a subsidiary of VSPT with a percentage of direct and indirect participation of a 100%. From the month of December it is included in the consolidation of these Financial Statements.

(5) Compañía Pisquera Bauzá S.A.

On December 2, 2011, the subsidiary Compañía Pisquera de Chile S.A. (CPCh) signed a licence agreement for the commercialization and distribution of brand of pisco Bauzá in Chile. In addition, this transaction considers, also, the acquisition by CPCh of 49% of the licensor society Compañía Pisquera Bauzá S.A, owner of the brand Bauzá in Chile,  and the family Bauzá hold 51% of that company and the whole of productive assets, which continue linked to the production of pisco Bauzá, thus maintaining its quality, origin and premium character. The total cost of this transaction as of December 31, 2011, was ThCh$ 4.721.741 and the total disbursement was ThCh$ 2,456,489.  At the date of issuance of these consolidated financial statements the Company is in the process of assessing the fair values.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The summarized financial information of the main items in the financial statements of the aforesaid companies as of December 31, 2011, 2010 and 2009, appears in detail in Note 7.

The Company does not have contingent liabilities related to joint ventures and associates as of December 31, 2011.

Note 20  Intangible Assets (net)

The intangible assets movement during the years ended as of December 31, 2010 and 2011, was as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2010
Historic Cost	30,713,542	12,754,248	603,166	-	44,070,956
Accumulated amortization	-	(10,765,505)	-	-	(10,765,505)
Book Value	30,713,542	1,988,743	603,166	-	33,305,451
As of December 31, 2010
Additions	193,768	3,729,733	53,809	-	3,977,310
Amortization	-	(1,000,282)	-	-	(1,000,282)
Conversion effect	(1,266,728)	(33,530)	-	-	(1,300,258)
Book Value	29,640,582	4,684,664	656,975	-	34,982,221
As of January 1, 2011
Historic Cost	29,640,582	16,450,451	656,975	-	46,748,008
Accumulated amortization	-	(11,765,787)	-	-	(11,765,787)
Book Value	29,640,582	4,684,664	656,975	-	34,982,221
As of December 31, 2011
Additions	29,110	1,434,863	47,993	519,200	2,031,166
Additions by business combination	5,070,578	-	-	-	5,070,578
fx differences	-	-	-	(6,082)	(6,082)
Amortization	-	(1,028,169)	-	(123,718)	(1,151,887)
Conversion effect	235,276	11,988	-	-	247,264
Book Value	34,975,546	5,103,346	704,968	389,400	41,173,260
As of December 31, 2011
Historic Cost	34,975,546	17,897,302	704,968	519,200	54,097,016
Accumulated amortization	-	(12,793,956)	-	(129,800)	(12,923,756)
Book Value	34,975,546	5,103,346	704,968	389,400	41,173,260

The Company does not maintain any pledge or restriction on intangible assets.

The detail of the Trademarks appears below:

Trademarks	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
	ThCh$	ThCh$	ThCh$
Commercial brands Argentinean beers	9,694,493	9,459,217	10,723,991
Commercial brands Argentinean cider	3,975,088	-	-
Commercial brands Chilean beers	304,518	286,518	286,518
Commercial brands Spirits	1,244,748	1,233,638	1,039,870
Commercial brands wines	19,756,699	18,661,209	18,663,163
	34,975,546	29,640,582	30,713,542

Management has not seen any evidence of impairment of Intangible assets.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 21 Goodwill

The goodwill movements during the years ended as of December 31, 2010 and 2011, was as follows:

Goodwill
ThCh$
As of January 1, 2010
Historic Cost	70,170,118
Book Value	70,170,118
As of December 31, 2010
Conversion effect	(2,408,712)
Book Value	67,761,406
As of January 1, 2011
Historic Cost	67,761,406
Book Value	67,761,406
As of December 31, 2011
Additions by business combination	1,232,417
Conversion effect	447,384
Book Value	69,441,207
As of December 31, 2011
Historic Cost	69,441,207
Accumulated amortization	-
Book Value	69,441,207

The Company does not maintain any pledge or restriction on goodwill.

Goodwill from investments acquired in business combinations is assigned as of the acquisition date to the Cash Generating Units (CGU), or group of CGUs that it is expected will benefit from the business combination synergies. The book value of the goodwill of the investments assigned to the CGUs inside the Company segments are:

Segment	Cash Generating Unit	As of December 31, 2011	As of December 31, 2010
	(CGU)	ThCh$	ThCh$
Beer Argentina	CCU Argentina S.A. y filiales	18,435,573	17,988,189
Cider Argentina	CCU Argentina S.A. y filiales	1,232,417	-
Non alcoholic	Embotelladora Chilenas Unidas S.A.	7,563,763	7,563,763
Wines	Viña San Pedro Tarapacá S.A.	32,400,266	32,400,266
Spirits	Compañía Pisquera de Chile S.A.	9,808,549	9,808,549
Others		639	639
Total		69,441,207	67,761,406

Goodwill assigned to the CGU is submitted to impairment tests annually or with a higher frequency in case there are indications that any of the CGU could experience impairment. The recoverable amount of each CGU is determined as the higher of value in use or fair value less costs to sell. To determine the value in use, the Company has used cash flow projections over a 5-year span, based on the budgets and projections reviewed by the Management for the same term. The rates used to discount the projected cash flows reflect the market assessment of the specific risks related to the corresponding CGU. The discount rates have been estimated on the basis of the weighted average cost of capital (WACC).

The Company has not seen any evidence of impairment of goodwill.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 22 Property, plant and equipment

The movement of Property, plant and equipment as of December 31, 2010 and 2011, is as follows:

	Land, buildings and contruction	Machinery and equipment	Bottles and containers	Other Equipment	Assets under contruction	Furniture, accesories and vehicles	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2010
Historic Cost	347,615,660	271,197,195	182,468,162	67,898,564	59,814,674	29,823,432	958,817,687
Accumulated depreciation	(88,274,446)	(175,697,695)	(127,883,066)	(56,995,219)	-	(19,715,951)	(468,566,377)
Book Value	259,341,214	95,499,500	54,585,096	10,903,345	59,814,674	10,107,481	490,251,310
As of December 31, 2010
Additions	-	-	-	-	70,066,196	-	70,066,196
Conversion effect historic cost	(2,523,957)	(4,084,318)	(2,142,520)	(1,022,320)	(23,888)	(162,783)	(9,959,786)
Transfers	15,442,636	16,933,869	17,497,263	8,603,937	(65,152,398)	6,674,693	-
Divestitures	(215,284)	(647,930)	(95,896)	(479,286)	-	(208,408)	(1,646,804)
Depreciation	(8,198,928)	(15,865,324)	(13,203,508)	(2,551,754)	-	(4,376,894)	(44,196,408)
Conversion effect depreciation	226,855	1,616,938	865,818	809,715	-	128,385	3,647,711
Book Value	264,072,536	93,452,735	57,506,253	16,263,637	64,704,584	12,162,474	508,162,219
As of December 31, 2010
Historic Cost	360,319,055	283,398,816	197,727,009	75,000,895	64,704,584	36,126,934	1,017,277,293
Accumulated depreciation	(96,246,519)	(189,946,081)	(140,220,756)	(58,737,258)	-	(23,964,460)	(509,115,074)
Book Value	264,072,536	93,452,735	57,506,253	16,263,637	64,704,584	12,162,474	508,162,219
As of December 31, 2011
Additions	-	-	-	-	81,526,929	-	81,526,929
Additions by business combination	10,720,900	3,746,048	590,195	-	228,728	204,575	15,490,446
Additions of depreciation accumulated by business combination	(3,002)	(16,435)	(12,961)	-	-	(1,098)	(33,496)
Conversion effect historic cost	482,882	812,518	500,295	215,911	8,660	33,347	2,053,613
Transfers	18,918,012	28,950,367	19,380,432	6,803,547	(77,883,015)	3,830,657	-
Divestitures	(482,799)	(333,174)	(105)	(20,906)	-	(86,693)	(923,677)
Write off	(3,854)	(1,884,743)	(47,375)	(54,180)	-	(1,471)	(1,991,623)
Depreciation	(7,923,464)	(17,085,489)	(13,140,353)	(3,390,393)	-	(5,048,769)	(46,588,468)
Conversion effect depreciation	(44,820)	(318,269)	(193,232)	(167,045)	-	(23,467)	(746,833)
Book Value	285,736,391	107,323,558	64,583,149	19,650,571	68,585,886	11,069,555	556,949,110
As of December 31, 2011
Historic Cost	389,954,196	314,689,832	218,150,451	81,945,267	68,585,886	40,107,349	1,113,432,981
Accumulated depreciation	(104,217,805)	(207,366,274)	(153,567,302)	(62,294,696)	-	(29,037,794)	(556,483,871)
Book Value	285,736,391	107,323,558	64,583,149	19,650,571	68,585,886	11,069,555	556,949,110

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The balance of the land at the end of each year is as follows:

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Land	157,235,851	152,001,990
Total	157,235,851	152,001,990

The costs of capitalized interest as of December 31, 2011, amount to ThCh$ 331,320 (ThCh$ 810,725 in 2010).

Due to the nature of the Company’s businesses, the asset values do not consider an estimate for the cost of dismantling, withdrawal or rehabilitation.

The Company does not maintain pledges or restrictions over property, plant and equipment items, except for the land and building under finance lease.

Management has not seen any evidence of impairment of Property, plant and equipment in 2011 and 2010.

For the year ended December 31, 2010, all Property, plant and equipment destroyed by the earthquake of February 27, 2010, were written off.

Assets under finance lease:

The book value of land and buildings relates to finance lease agreements for the parent company and subsidiaries. Such assets will not be owned by the Company until the corresponding purchase options are exercised.

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Lands	1,840,483	1,704,170
Buildings	9,879,886	9,849,554
Machinery and equipment	1,276,529	1,065,189
Total	12,996,898	12,618,913

Note 27, letter b) includes the detail of the lease agreements, and it also reconciles the total amount of the future minimum lease payments and their current value as regards such assets, the purchase options originated at Compañía Cervecera Kunstmann S.A. and CCU S.A.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 23  Investment Property

Changes in the movement of the investment property during the years ended of December 31, 2010 and 2011, is as follows:

	Land	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2010
Historic Cost	15,231,442	60,121	15,291,563
Depreciation	-	(255)	(255)
Book Value	15,231,442	59,866	15,291,308
As of December 31, 2010
Additions	5,018	497,101	502,119
Disposals (1)	(7,992,603)	-	(7,992,603)
Depreciation	-	(4,129)	(4,129)
Conversion effect	(393,420)	-	(393,420)
Book Value	6,850,437	552,838	7,403,275
As of December 31, 2010
Historic Cost	6,850,437	557,222	7,407,659
Depreciation	-	(4,384)	(4,384)
Book Value	6,850,437	552,838	7,403,275
As of December 31, 2011
Additions	136,265	136,573	272,838
Additions (cost) from business combinations	3,533	108,374	111,907
Additions (depreciation) from business combinations	-	(9,379)	(9,379)
Disposals	(3,533)	(98,995)	(102,528)
Depreciation	-	(41,650)	(41,650)
Conversion effect	73,197	12,915	86,112
Book Value	7,059,899	660,676	7,720,575
As of December 31, 2011
Historic Cost	7,059,899	713,568	7,773,467
Accumulated depreciation	-	(52,892)	(52,892)
Book Value	7,059,899	660,676	7,720,575

Investment property include twenty one lands properties situated in Chile, which are maintained for appreciation purposes, with three of them being leased and generating ThCh$ 3,938 revenue during year 2011 (ThCh$ 3,815 in 2010). Besides, there are two lands in Argentina, which are leased and generated an income for ThCh$ 174,922 for year 2011 (ThCh$ 45,690 in 2010). In addition, the expenses associated with such investment properties amount to ThCh$ 107,813 for the year ended as of December 31, 2011 (ThCh$ 92,080 in 2010).

The values associated to the investment properties maintained by the Company as of December 31, 2011 are valued within the market value for properties with the same characteristics.

Management has not seen any evidence of impairment of Investment property.

The Company does not maintain any pledge or restriction over investment property items.

(1) On July 2, 2010, the Company disposed of property located in Perú, which cost value amounted to ThCh$ 7,992,603. This sale generated a net profit of ThCh$ 6,790,933.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 24 Assets of disposal group held for sale

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

During the year 2010, the Company hired a specialist broker for such assets. Subsequently, on December 13, 2011, a sales reservation contract was signed for all of the assets, and the formalization of this is expected to occur during the first semester of the year 2012.

As described in Note 2.17, non-current assets held for sale have been recorded at the lower of book value and estimated sale value December 31, 2011.

At December 31, 2011 and 2010, the items of assets held for sale are the following:

Assets of disposal group held for sale	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Land	125,692	122,646
Contructions	231,283	225,678
Machinerys	152,700	149,000
Total	509,675	497,324

Note 25 Biological Assets

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

As of December 31, 2011, the Company maintained approximately 4,358, of which 4,226 hectares are for vines in production stage. Of the total hectares mentioned above, 4,043 correspond to own land and 315 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs three years after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2011 the production plant vines allowed to harvest a total of approximately 45.7 million kilos of grapes (41.9 million in 2010).

As part of the risk administration activities, the subsidiaries use insurance agreements for the damage caused by nature or other to their biological assets. In addition, either productive or under formation vines are not affected by title restrictions of any kind, nor have they been pledged as a guarantee for financial liabilities.

Under production vines depreciation is carried out on a linear basis and it is based on the 25-years estimated production useful life, which is periodically assessed. Vines under formation are not depreciated until they start production.

The costs incurred for acquiring and planting new vines are capitalized.

The Company uses the amortized historical cost to value its biological assets, the basis that management considers that it represents a reasonable approximation to fair value.

There is no evidence of impairment on the biological assets held by the Company.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The movement of biological assets during the years ended December 31, 2010 and 2011, is as follows:

Biological Assets	Under Production Vines	Training vines	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2010
Historic Cost	25,394,428	870,248	26,264,676
Accumulated depreciation	(9,364,041)	-	(9,364,041)
Book Value	16,030,387	870,248	16,900,635
As of December 31, 2010
Additions	50,137	758,254	808,391
Depreciation	(935,795)	-	(935,795)
Conversion effect	(104,601)	-	(104,601)
Book Value	15,040,128	1,628,502	16,668,630
As of December 31, 2010
Historic Cost	25,339,964	1,628,502	26,968,466
Accumulated depreciation	(10,299,836)	-	(10,299,836)
Book Value	15,040,128	1,628,502	16,668,630
As of December 31, 2011
Additions	-	595,752	595,752
Additions (cost) from business combinations	1,000,156	1,134,892	2,135,048
Additions (depreciation) from business combinations	(30,238)	-	(30,238)
Historic cost conversion effect	27,643	-	27,643
Transfers	831,726	(831,726)	-
Depreciation	(1,066,891)	-	(1,066,891)
Depreciation conversion effect	(9,396)	-	(9,396)
Book Value	15,793,128	2,527,420	18,320,548
As of December 31, 2011
Historic Cost	27,199,489	2,527,420	29,726,909
Accumulated depreciation	(11,406,361)	-	(11,406,361)
Book Value	15,793,128	2,527,420	18,320,548

Note 26 Income taxes and deferred taxes

Tax accounts receivable

The detail of the taxes receivables is the following:

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Refundable tax previous year	1,041,453	6,543,992
Taxes under claim	7,724,642	1,767,365
Argentinean tax credits	1,945,063	1,224,330
Monthly provisions	4,752,691	1,371,633
Payment of absorbed profit provision	33,037	-
Other credits	1,780,402	3,243,667
Total	17,277,288	14,150,987

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Taxes accounts payable

The detail of taxes payable taxes is as follows:

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
First category tax	13,544,710	5,699,684
Monthly provisional payments - payable	2,831,294	1,776,423
Article Nº21 unique tax	93,844	87,917
Estimated minimum gain Argentine subsidiaries tax	288,714	332,846
Others	2,844	393,843
Total	16,761,406	8,290,713

Tax expense

The detail of the income tax and deferred tax expense for the years ended as of December 31, 2011, 2010 and 2009, is as follows:

	For the years ended December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Expense (income) as per deferred tax related to the origin andreversal of temporary differences	(5,411,324)	(3,197,956)	(3,007,001)
Adjust the previous year	(664,434)	(504,509)	169,221
Effect of change in tax rate (1)	649,805	(513,863)	-
Benefit originated by tax losses	(170,372)	(239,683)	8,605,661
Total income (loss) from deferred taxes	(5,596,325)	(4,456,011)	5,767,881
Current tax expense	(33,566,408)	(20,508,353)	(17,019,939)
Adjustments as regards prior period (2)	(5,727,623)	(182,300)	(471,615)
Income tax payment in other countries	-	(2,509,385)	-
(Loss) Income from income tax	(44,890,356)	(27,656,049)	(11,723,673)
(1) The amount recorded for ThCh$ 649,805 is related to a change in tax rate, based on a modified tax in Chile. This change in tax rate is temporary, and raises the rate of 17% to 20% for year 2011 and 18.5% for year 2012, returning to 17% in year 2013.
(2) At December 31, 2011, this amount includes ThCh$ 4,273,112 that relate to a final settlement of tax (See Note 35).

The deferred taxes related to items charged or credited directly to Consolidated Statements of Comprehensive Income are as follows:

	For the years ended December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Net income from cash flow hedge	42,580	79,447	1,106,335
Charge (credit) to equity	42,580	79,447	1,106,335

Effective Rate

The Company’s income tax expense as of December 31, 2011, 2010 and 2009, represents 24.6%, 18.7% and 7.6%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

	For the years ended December 31,
	2011		2010		2009
	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %
Income before taxes	179,692,557		147,592,719		153,088,841
Income tax using the statutory rate	(35,938,511)	20.0	(25,090,762)	17.0	(26,025,103)	17.0
Adjustments to reach the effective rate
Tax effects of reorganizations	94,319	0.0	562,285	(0.4)	10,123,491	(6.6)
Income Tax paid abroad	-	0.0	(2,509,385)	1.7	-	0.0
Income not taxable (untaxed expenses) (net)	(319,420)	0.1	4,127,667	(2.4)	7,242,552	(4.8)
Effect of change in tax rate	649,805	(0.3)	(513,863)	0.3	-	0.0
Effect of tax rates in Argentina	(2,984,492)	1.6	(3,545,182)	2.4	(2,762,219)	1.8
Adjustments as regards prior year	(6,392,057)	3.5	(686,809)	0.1	(302,394)	0.2
Income tax, as reported	(44,890,356)	24.9	(27,656,049)	18.7	(11,723,673)	7.6

Deferred taxes

Deferred tax assets and liabilities included in the Balance Sheet were as follows:

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Deferred tax assets
Accounts receivable impairment provision	899,648	776,207
Employee benefits and others expenses non taxable	3,906,748	6,603,109
Inventory impairment provision	320,967	325,217
Severance indemnity	2,821,309	2,604,771
Inventory valuation	1,607,006	649,737
Derivatives agreement	905,378	1,143,979
Amortization of intangible	618,085	530,797
Other assets	2,742,310	1,144,770
Tax loss carryforwards	4,985,328	4,767,474
Total assets from deferred taxes	18,806,779	18,546,061
Deferred taxes liabilities
Fixed assets depreciation	23,991,932	18,366,135
Deposit for Bottles and containers	3,654,545	3,479,816
Capitalized software expense	403,187	600,232
Agricultural operation expense	2,143,585	2,584,797
Derivatives agreements	666,730	72,386
Manufacturing indirect activation costs	1,665,763	1,465,751
Intangible	5,090,102	3,654,733
Lands	22,105,313	20,535,997
Other liabilities	425,864	2,694,168
Total liabilities from deferred taxes	60,147,021	53,454,015
Total	(41,340,242)	(34,907,954)

No deferred taxes have been recorded for the temporary differences between the tax and accounting value generated by investments in subsidiaries, consequently a deferred tax is neither recognized for the Translation Adjustments or investments in Joint Ventures and Associates.

In accordance with current tax laws in Chile, taxable losses do not expire and can be applied indefinitely. Regarding Argentina, taxable losses expire after 5 years.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Analisys of the deferred tax movement during the year	Deferred Taxes
ThCh$
As of January 1, 2010	(26,673,153)
Deferred taxes from tax loss carryforwards absortion	(4,445,375)
Convertion effect	512,100
Charge to income tax deferred	(4,456,011)
Deferred taxes against equity	79,447
Other movements of deferred taxes	75,038
Fiscal year movement	(8,234,801)
As of December 31, 2010	(34,907,954)
As of December 31, 2011
Deferred taxes from tax loss carryforwards absortion	(776,857)
Charge to income tax deferred	(5,596,325)
Convertion effect	(107,593)
Deferred taxes against equity	42,580
Other movements of deferred taxes	5,907
Fiscal year movement	(6,432,288)
As of December 31, 2011	(41,340,242)

Note 27 Other financial liabilities

Debts and financial liabilities that accrue interest, classified as per type of obligation and their classification in the consolidated balance sheet were as follows:

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Bank borrowings (*)	74,089,495	48,551,296
Bonds payable (*)	151,973,634	160,899,845
Financial leases obligations	16,078,576	15,856,614
Derivatives (**)	405,397	1,383,942
Liability coverage (**)	4,513,399	6,275,325
Total	247,060,501	232,967,022
Current	76,105,061	12,821,855
Non current	170,955,440	220,145,167
Total	247,060,501	232,967,022

(*) See Note 5.

(**) See Note 6.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The maturities and interest rates of such obligations were as follows:

As of December 31, 2011:

Debtor tax ID	Company	Debtor country	Lending party tax ID	Creditor name	Creditor country	Currency	Undiscounting amounts according to maturity						Amortization rate	Interest Rate
							0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bank borrowings
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	-	52,527	-	-	-	52,527	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	-	52,527	-	-	-	52,527	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	-	52,527	-	-	-	52,527	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	-	52,378	-	-	-	52,378	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	-	52,378	-	-	-	52,378	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	-	52,378	-	-	-	52,378	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	USD	183,560	-	-	-	-	183,560	At maturity	3.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	USD	106,133	-	-	-	-	106,133	At maturity	3.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	USD	78,469	-	-	-	-	78,469	At maturity	3.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Supervielle	ARGENTINA	USD	-	131,164	-	-	-	131,164	At maturity	6.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	USD	56,747	-	-	-	-	56,747	At maturity	3.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	50,308	-	-	-	-	50,308	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	32,110	-	-	-	-	32,110	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	53,955	-	-	-	-	53,955	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Supervielle	ARGENTINA	USD	-	131,286	-	-	-	131,286	At maturity	11.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Fondo para la Transformación y Crec.	ARGENTINA	$ARG	11,308	-	-	-	-	11,308	Semiannual	6.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Fondo para la Transformación y Crec.	ARGENTINA	$ARG	-	-	16,963	-	-	16,963	Semiannual	6.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	55,447	-	-	-	-	55,447	At maturity	15.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	BNA	ARGENTINA	$ARG	844	-	-	-	-	844	At maturity	12.00
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A. (1)	CHILE	97.004.000-5	Banco de Chile	CHILE	USD	-	2,316,269	-	-	-	2,316,269	At maturity	1.18
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A. (1)	CHILE	97.004.000-5	Banco de Chile	CHILE	USD	-	20,573	1,151,612	1,151,612	-	2,323,797	At maturity	1.86
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	97.030.000-7	Bnaco del Estado de Chile	CHILE	USD	-	5,737,443	-	-	-	5,737,443	At maturity	1.00
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A. (2)	CHILE	97.004.000-5	Banco de Chile	CHILE	USD	-	47,447	2,596,000	2,596,000	-	5,239,447	At maturity	1.86
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	Banco Citibank	ARGENTINA	$ARG	-	1,333,618	-	-	-	1,333,618	At maturity	15.25
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	Banco Frances	ARGENTINA	$ARG	-	2,442,369	-	-	-	2,442,369	At maturity	15.25
O-E	CCU CAYMAN BRANCH	ISLAS CAIMAN	O-E	BBVA S.A. New York Branch	E.E U.U.	USD	-	36,381,447	-	-	-	36,381,447	At maturity	0.98
99.586.280-8	COMPAÑÍA PISQUERA DE CHILE (V.A.)	CHILE	96.563.620-K	Banco Raboinvestments Chile S.A	CHILE	CLP	224,333	9,961,114	-	-	-	10,185,447	At maturity	5.75
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco HSBC	ARGENTINA	$ARG	-	25,997	-	-	-	25,997	At maturity	17.00
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco Citibank	ARGENTINA	$ARG	-	615,058	-		-	615,058	At maturity	18.00
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco HSBC	ARGENTINA	$ARG	-	-	14,751		-	14,751	At maturity	17.00
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco Frances	ARGENTINA	$ARG	102,206	-			-	102,206	At maturity	26.00
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco Macro	ARGENTINA	$ARG	492,420	-			-	492,420	At maturity	21.00
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	273,308	-	-	-	-	273,308	At maturity	26.00
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco HSBC	ARGENTINA	$ARG	243,846	-	-	-	-	243,846	At maturity	26.00
O-E	SAENZ BRIONES & CIA. S.A.C.I.	ARGENTINA	O-E	Banco HSBC	ARGENTINA	$ARG	-	64,475	-	-	-	64,475	At maturity	20.00
O-E	SAENZ BRIONES & CIA. S.A.C.I.	ARGENTINA	O-E	Banco Provincia	ARGENTINA	$ARG	498,363	-	-	-	-	498,363	At maturity	13.75
O-E	SAENZ BRIONES & CIA. S.A.C.I.	ARGENTINA	O-E	Banco Citibank	ARGENTINA	$ARG	-	3,065,669			-	3,065,669	At maturity	18.00
O-E	SAENZ BRIONES & CIA. S.A.C.I.	ARGENTINA	O-E	Banco HSBC	ARGENTINA	$ARG	-	-	74,278		-	74,278	At maturity	17.00
O-E	SAENZ BRIONES & CIA. S.A.C.I.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	24,308	-	-	-	-	24,308	At maturity	26.00
O-E	SAENZ BRIONES & CIA. S.A.C.I.	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	$ARG	356,120	-	-	-	-	356,120	At maturity	25.00
O-E	SAENZ BRIONES & CIA. S.A.C.I.	ARGENTINA	O-E	Banco HSBC	ARGENTINA	$ARG	488,065	-	-	-	-	488,065	At maturity	26.00
O-E	SAENZ BRIONES & CIA. S.A.C.I.	ARGENTINA	O-E	Banco Macro	ARGENTINA	$ARG	567,785	-	-	-	-	567,785	At maturity	21.00
Subtotal							3,899,635	62,588,644	3,853,604	3,747,612	-	74,089,495

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Debtor tax ID	Company	Debtor country	Registration or ID No. Instrument		Creditor country	Currency	Undiscounting amounts according to maturity						Amortization rate	Interest Rate
							0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bonds payable
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	415 13/06/2005 BONO SERIE A		CHILE	UF	605,661	408,231	1,648,221	1,651,641	7,231,565	11,545,319	Semiannual	3.80
90.413.000-1	CCU S.A.	CHILE	388 18/10/2004 BONO SERIE E		CHILE	UF	-	2,208,592	4,244,319	4,275,343	17,659,247	28,387,501	Semiannual	4.00
90.413.000-1	CCU S.A.	CHILE	573 23/03/2009 BONO SERIE H		CHILE	UF	535,162	-	-	-	44,337,147	44,872,309	Semiannual	4.25
90.413.000-1	CCU S.A.	CHILE	572 23/03/2009 BONO SERIE I		CHILE	UF	553,380	-	66,615,125	-	-	67,168,505	At maturity	3.00
Sub-total							1,694,203	2,616,823	72,507,665	5,926,984	69,227,959	151,973,634

Debtor tax ID	Company	Debtor country	Lending party tax ID	Creditor name	Creditor country	Currency	Undiscounting amounts according to maturity						Amortization ate	Interest Rate
							0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 ears to 5 ears	Over 5 ears	Total
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Financial leases obligations
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	CHILE	97.004.000-5	Banco de Chile	CHILE	UF	81,323	233,240	231,505	184,772	11,133	741,973	Monthly	5.80
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	CHILE	97.015.000-5	Banco Santander Chile	CHILE	UF	21,793	67,778	112,976	-	-	202,547	Monthly	7.20
90.413.000-1	CCU S.A.	CHILE	99.012.000-5	Consorcio Nacional de Seguros S.A.	CHILE	UF	16,906	52,487	209,715	92,415	14,712,397	15,083,920	Monthly	7.07
76.077.848-6	CERVECERA BELGA DE LA PATAGONIA S.A.	CHILE	97.015.000-5	Banco Santander Chile	CHILE	UF	1,600	4,800	12,801	12,801	18,134	50,136	Monthly	6.27
Subtotal							121,622	358,305	566,997	289,988	14,741,664	16,078,576
Total							5,715,460	65,563,772	76,928,266	9,964,584	83,969,623	242,141,705

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 6).

(2) This obligation is hedged by a Cross Currency Rate Swap  (Note 6).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

As of December 31, 2010:

Debtor tax ID	Company	Debtor country	Lending party tax ID	Creditor name	Creditor country	Currency	Undiscounting amounts according to maturity						Amortization rate	Interest Rate
							0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bank borrowings
O-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	USD	187,761	-	-	-	-	187,761	At maturity	3.50
O-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	352,904	-	-	-	-	352,904	At maturity	3.00
O-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	USD	164,290	-	-	-	-	164,290	At maturity	3.50
O-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	USD	-	196,982	-	-	-	196,982	At maturity	2.50
O-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	-	71,440	-	-	-	71,440	At maturity	3.50
O-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	-	46,940	-	-	-	46,940	At maturity	3.50
O-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco Supervielle	ARGENTINA	USD	-	238,885	-	-	-	238,885	At maturity	3.75
O-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	USD	118,836	-	-	-	-	118,836	At maturity	3.25
O-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	USD	165,985	-	-	-	-	165,985	At maturity	3.00
O-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	USD	165,715	-	-	-	-	165,715	At maturity	3.00
O-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Fondo para la Transformación y Crec.	ARGENTINA	$ARG	-	27,587	-	-	-	27,587	Semiannual	6.00
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	Banco Citibank	ARGENTINA	$ARG	-	3,780,240	-	-	-	3,780,240	At maturity	14.60
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	CHILE	97.006.000-6	Banco Crédito e Inversiones	CHILE	UF	37,603	25,354	-	-	-	62,957	Monthly	4.29
O-E	CCU CAYMAN BRANCH (1)	ISLAS CAIMAN	O-E	BBVA S.A. New York Branch	E.E U.U.	USD	-	24,628	32,760,700	-	-	32,785,328	At maturity	0.72
99.586.280-8	CIA PISQUERA DE CHILE (V.A.)	CHILE	96.563.620-K	Banco Raboinvestments Chile S.A	CHILE	$CH	224,332	-	9,961,114	-	-	10,185,446	At maturity	5.75
Subtotal							1,417,426	4,412,056	42,721,814	-	-	48,551,296

Debtor tax ID	Company	Debtor country	Registration or ID No. Instrument		Creditor country	Currency	Undiscounting amounts according to maturity						Amortization rate	Interest Rate
							0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bonds payable
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	415 13/06/2005 BONO SERIE A		CHILE	UF	1,210,894	784,654	3,169,358	3,175,689	15,509,550	23,850,145	Semiannual	3.80
90.413.000-1	CCU S.A.	CHILE	388 18/10/2004 BONO SERIE E		CHILE	UF	-	2,127,657	4,070,733	4,099,285	19,055,408	29,353,083	Semiannual	4.00
90.413.000-1	CCU S.A.	CHILE	573 23/03/2009 BONO SERIE H		CHILE	UF	518,606	-	-	-	42,654,142	43,172,748	Semiannual	4.25
90.413.000-1	CCU S.A.	CHILE	572 23/03/2009 BONO SERIE I		CHILE	UF	445,010	-	-	64,078,859	-	64,523,869	At maturity	3.00
Sub-total							2,174,510	2,912,311	7,240,091	71,353,833	77,219,100	160,899,845

Debtor tax ID	Company	Debtor country	Lending party tax ID	Creditor name	Creditor country	Currency	Undiscounting amounts according to maturity						Amortization rate	Interest Rate
							0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Financial leases obligations
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	CHILE	97.004.000-5	Banco de Chile	CHILE	UF	74,754	213,657	410,580	237,517	65,971	1,002,479	Monthly	5.80
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	CHILE	97.015.000-5	Banco Santander Chile	CHILE	UF	19,519	60,705	178,828	16,100	-	275,152	Monthly	7.20
90.413.000-1	CCU S.A.	CHILE	99.012.000-5	Consorcio Nacional de Seguros S.A.	CHILE	UF	15,194	47,176	138,291	130,320	14,248,002	14,578,983	Monthly	7.07
Subtotal							109,467	321,538	727,699	383,937	14,313,973	15,856,614
Total							3,701,403	7,645,905	50,689,604	71,737,770	91,533,073	225,307,755

   (1) This obligation is hedged by a Cross Currency Interest Rate Swap (Note 6).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

See detail of bank borrowings, financial leases obligations and bonds payable fair value in Note 6.

The effective rates of bond obligations as of December 31, 2011 and 2010, were as follows:

Bonds Serie	A	3.96%
Bonds Serie	E	4.52%
Bonds Serie	H	4.26%
Bonds Serie	I	3.18%

The debts and financial liabilities are stated in several currencies and they accrue fixed and variable interest rates. The details of such obligations classified as per currency and interest type (excluding the effect of cross currency interest rate swap agreements) are as follows:

	As of December 31, 2011		As of December 31, 2010
	Fixed Interest Rate	Variable Interest Rate	Fixed Interest Rate	Variable Interest Rate
	ThCh$	ThCh$	ThCh$	ThCh$
United States dollar	1,138,447	51,998,403	1,709,737	32,785,328
Chilean pesos	10,185,447	-	10,185,447	-
Argentine pesos	10,767,200	-	3,807,827	-
Unidades de fomento	168,052,208	-	176,819,416	-
Total	190,143,302	51,998,403	192,522,427	32,785,328

The terms and conditions of the interest accruing obligations as of December 31, 2011, were as follows:

a)      Bank Borrowings

BBVA New York – Bank Loans

On November 23, 2007, the Company obtained, through its Cayman Islands agency, a bank loan from the Cayman Islands branch of BBVA bank, for a total 70 million United States dollars at a 5 year term, with maturity on November 23, 2012.

This loan accrues interest at a compound floating rate dollar Libor plus 180 days and a fixed margin of 0.27%. The Company amortizes interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

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

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

(c)     Maintain at the end of each quarter a minimum consolidated Equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

As of December 31, 2011 and 2010, the Company was in compliance with the financial covenants and specific requirements for this bank loan.

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

CPCh product of this obligation must meet certain reporting obligations in addition to complying with the following financial ratios, as measured by the balance sheet and audited annual financial statements as of December 31, during the last 12 months:

(a)   Maintain a Financial Expense Coverage not less than 3, calculated as the relationship between Gross Margin less Marketing costs, Distribution and Administration expenses, plus Other income by function, less Other expenses by function, plus Depreciation and Amortization, divided by Financial costs.

(b)   Maintain a debt ratio of no more than 2, measured as Total liabilities divided by Equity.

(c)    Maintain a Equity higher than UF 770,000.

In addition, this loan obliges CPCh to comply with certain restrictions of affirmative nature, such as to maintain insurance, to maintain the ownership of essential assets, and also to comply with certain restrictions, such as not to merge or split, etc. except as allowed, and not to pledge, mortgage or grant any kind of encumbrance or real right over any fixed asset with an individual accounting value higher than UF 10,000, except under the terms established by the agreement, among other.

As of December 31, 2011 and 2010, the Company was in compliance with the financial covenants and specific requirements of this loan.

Banco de Chile – Bank Loans

a. On July 11, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of US$ 4,436,000, for a period of one year, maturing on July 11, 2012.

    This loan accrues interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

    This debt was changed to Euros and a fixed interest rate, by hiring a currency swap and interest rate swap (Cross Currency Interest Rate Swap) agreements. For details of the Company`s hedge strategies see Note 6.

b. On July 11, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of US$ 4,436,000, for a period of five years, maturing on July 11, 2016.

    This loan accrues interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

    This debt was changed to Euros and a fixed interest rate, by hiring a currency swap and interest rate swap (Cross Currency Interest Rate Swap) agreements. For details of the Company`s hedge strategies see Note 6.

c. On July 7, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of US$ 10,000,000, for a period of five years, maturiting on July 7, 2016.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

    This loan accrues interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

    The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company`s hedge strategies see Note 6.

The aforementioned loans oblige the Company to comply with the same covenants in Series A Bond as indicated in letter c) obligations with the public in this Note.

Banco Estado – Bank Loans

On July 18, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of US$ 11,000,000, for a period of one year, maturing on July 18, 2012.

This loan accrues interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

This loan obliges the Company to comply with the same covenants in Series A Bond as indicated in letter c) obligations with the public in this Note.

b)      Financial Lease Obligations

The most significant financial lease agreements are as follows:

CCU S.A.

In December, 2004, the Company sold a piece of land previously classified as investment property. As part of the transaction, the Company leased eleven floors of a building under construction on the mentioned piece of land.

The building was completed during 2007, and on June 28, 2007, the Company entered into a 25-years lease agreement with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., for a total amount of UF 688,635.63, with an annual interest rate of 7.07%. The current value of the agreement amounted to ThCh$ 10,403,632 as of December 31, 2007. The agreement also grants CCU the right or option to acquire the assets contained in the agreement (real estate, furniture and facilities) as from month 68 of the lease. The lease rentals committed are according to the conditions prevailing in the market. For Chilean GAAP purposes, in 2004 the Company recognized a ThCh$ 3,108,950 gain for the building portion not leased by the Company, and a ThCh$ 2,260,851 liability deferred through completion of the building, when the Company recorded the transaction as financial lease.

Compañía Cervecera Kunstmann S.A

The lease agreements are as follows:

Type	Institution	Contract Date	Amount (UF)	Number of quotas	Anual Interest	Purchase option (UF)
Production plant	Banco Chile	04/19/2005	20,489	168	8.30%	302
Land Lote 2 C	Banco Chile	06/26/2007	7,716	121	5.80%	85
Land Lote 2 D	Banco Chile	03/25/2008	15,000	97	4.30%	183
Grain cooker	Banco Chile	08/31/2008	43,969	61	4.13%	800
Inspector level of filling, capping, pasteurization and packaging line	Banco Santander-Chile	01/12/2009	14,077	61	7.16%	276
Rinser-Filler-Capping Machine	Banco Santander-Chile	02/03/2009	5,203	61	7.34%	102
Land Lote 13F1	Banco Santander-Chile	12/01/2009	2,116	119	6.27%	26

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The following is a detail of future payments and the current value of the financial lease obligations as of December 31, 2011:

Lease Minimum Future Payments	As of December 31, 2011
	Gross Amount	Interest	Current Value
	ThCh$	ThCh$	ThCh$
Less than one year	1,558,994	1,079,067	479,927
Between one and five year	6,002,130	5,145,145	856,985
Over five years	28,318,096	13,576,432	14,741,664
Total	35,879,220	19,800,644	16,078,576

c)      Bonds Payable

Series A Bonds – Subsidiary Viña San Pedro Tarapacá S.A.

On June 13, 2005, the subsidiary Viña San Pedro Tarapacá S.A. recorded in the Securities Record a bond issue for a total UF 1,500,000 at a 20-years term with maturity on July 15, 2025. Such issue was placed in the local market on July 20, 2005, with a premium amounting to ThCh$ 227,378. This obligation accrues interest at a fixed annual rate of 3.8% and amortizes interest and capital semi-annually.

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

(c)     Neither sells nor transfers essential assets that jeopardize the continuance of its current purpose.

(d)    Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.2, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities is defined as Total Liabilities less Dividends provisioned, according to policy contained in the Statement of Changes in Equity, plus the amount of all guarantees, debts or obligations of third parties not within the liabilities and outside the Issuer or its subsidiaries that are cautioned by real guarantees granted by the Issuer or its subsidiaries. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned, according to policy contained in the Statement of Changes in Equity.

(e)    Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of EBITDA (as defined in paragraph (a)) and Financial Costs account.

(f)      Maintain at the end of each quarter a minimum equity of ThCH$ 83,337,800, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be perform by the Issuer.

On July 21, 2011 the subsidiary made a partial prepayment for 750 Series A Bonds (of the 1,500 issued) equivalent to
UF 513,750, according to Section Twelve of Clause Four for the Issue Contract Bond issued by public deed dated April 28, 2005.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Additionally, the subsidiary recognized in the Consolidated Income Statement an expenditure of ThCh$ 103,735, for expenses associated with the issuance of this debt.

As of December 31, 2011 and 2010, the Company was in compliance with the financial covenants required for this public issue.

Series E Bonds – CCU S.A.

On October 18, 2004, under number 388 the Company recorded in the Securities Record the issue of 20-year term public bonds for a total UF 2,000,000 with maturity on December 1, 2024. This issue was placed in the local market on December 1, 2004, with a discount amounting to ThCh$ 897,857. This obligation accrues interests at a fixed annual rate of 4.0%, and it amortizes interest and capital semi-annually.

On December 17, 2010, took place the Board of Bondholders Serie A, which decided to modify the issued Contract of those bonds in order to update certain references and adapt it to the new IFRS accounting standards. The amendment of the issued Contract is dated December 21, 2010 and has the repertory No. 35738-2010 in the Notary of Ricardo San Martín Urrejola. Because of these changes, the commitment of the Company is to comply with certain financial ratios that will be calculated only on the Consolidated Financial Statements. These financial ratios and other conditions are as follows:

(a)    Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. Total Adjusted Liabilities is defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees granted by the Issuer or its subsidiaries that are cautioned by real guarantees, except as noted in the contract.  Total Adjusted Equity is defined as Total Equity plus Dividends provisioned, according to policy included in the Statement of Changes in Equity.

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

(c)     Maintain at the end of each quarter, assets free of liens for an amount equal to at least 1.2, defined as the ratio of Total Assets free of lien and Total Adjusted Liabilities free of lien. Is defined as Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Total Adjusted Liabilities free of lien are defined as Total Liabilities less Dividends provisioned according to policy contained in the Statement of Changes in Equity.

(d)    Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy contained in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be perform by the Issuer.

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

As of December 31, 2011 and 2010, the Company was in compliance with the financial covenants required for this public issue.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Series H and I Bonds – CCU S.A.

On March 23, 2009, the Company recorded in the Securities Record the issue of bonds Series H and I for a combined total of UF 5 million, 10 and 30 years terms, respectively. Emissions of both series were placed in the local market on April 2, 2009.  The issuance of the Bond I was UF 3 million  with maturity on March 15, 2014, with a discount amounting to ThCh$ 413,181, accrues interest at an annual fixed rate of 3.0%, with amortize interest semi-annually and excluding the capital (bullet).  The issuance of the Bond H was UF 2 million  with maturity on March 15, 2030, with a discount amounting to ThCh$ 156,952, accrues interest at an annual fixed rate of 4.25%, with amortizes interest and capital semi-annually.

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

The current issue was subscribed with Banco Santander Chile as representative of the bond holders and as paying bank, and it requires that the Company complies with the following financial indicators on its consolidated financial statements and other specific requirements:

(a)    Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees, debts or obligations of third parties not within the liability and outside the Issuer or its subsidiaries that are cautioned by real guarantees granted by the Issuer or its subsidiaries. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

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

(d)    Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be perform by the Issuer.

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

As of December 31, 2011 and 2010 the Company was in compliance with the financial covenants required for this public issue.

As December 31, 2011, the SVS had formalized the changes to the registration of the aforementioned four series of bonds.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 28 Accounts payable – trade and other payables

As of December 31, 2011 and 2010, the total Accounts payable-trade and other payables were as follows:

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Suppliers	133,112,087	112,196,621
Notes payable	1,065,122	722,748
Withholding payable	31,376,079	22,472,254
Total	165,553,288	135,391,623
Current	165,553,288	135,391,623
Non-current	-	-
Total	165,553,288	135,391,623

Note 29 Provisions

As of December 31, 2011 and 2010, the total provisions recorded in the consolidated statement of financial position were as follows:

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Litigation	1,624,479	1,220,844
Deposit for bottles	11,908,708	10,911,858
Others	1,459,960	-
Total	14,993,147	12,132,702
Current	1,169,126	992,811
Non-current	13,824,021	11,139,891
Total	14,993,147	12,132,702

The following was the change in provisions during the year ended December 31, 2010 and 2011:

	Litigation	Deposit for Bottles	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2010	981,662	9,704,826	-	10,686,488
As of December 31, 2010
Incorporated	2,584,701	8,811,622	-	11,396,323
Used	(1,931,487)	(7,604,590)	-	(9,536,077)
Released	(248,827)	-	-	(248,827)
Conversion effect	(165,205)	-	-	(165,205)
As of December 31, 2010	1,220,844	10,911,858	-	12,132,702
As of December 31, 2011
Incorporated	1,257,890	5,862,338	1,459,960	8,580,188
Used	(869,774)	(4,865,488)	-	(5,735,262)
Conversion effect	15,519	-	-	15,519
As of December 31, 2011	1,624,479	11,908,708	1,459,960	14,993,147

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The maturities of provisions at December 31, 2011, were as follows:

	Litigation	Deposit for Bottles (1)	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Less than one year	1,169,126	-	-	1,169,126
Between two and five years	401,258	-	1,459,960	1,861,218
Over five years	54,095	11,908,708	-	11,962,803
Total	1,624,479	11,908,708	1,459,960	14,993,147
(1) Given the nature of the risks covered by such provisions, it is not possible to determine a reasonable payment calendar.

Litigation

The detail on the main litigation proceedings to which the Company is exposed at a consolidated level is described in Note 35.

Management believes that according to the development of such proceedings up to this date, the provisions established over the background on a case by basis adequately cover the eventual adverse effects that could arise from the mentioned proceedings.

Note 30 Other non-financial liabilities

As of December 31, 2011 and 2010, the total Other non-financial liabilities were as follows:

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Parent dividend provisioned by the board	19,428,675	18,473,167
Parent dividend provisioned according to policy	41,947,122	36,876,591
Outstanding parent dividends agreed	603,611	483,065
Subsidiaries dividends according to policy	6,226,706	5,115,776
Others	257,810	15,324
Total	68,463,924	60,963,923
Current	68,463,924	60,963,923
Non-current	-	-
Total	68,463,924	60,963,923

Note 31 Employee Benefits

The Company grants short term, and employment termination benefits as part of its compensation policies.

The parent company and its subsidiaries maintain collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

i. Short-term benefits are, in general, based on combined plans or agreements, designed to compensate benefits received, such as of paid vacation, annual performance bonuses and compensation through annuities.

ii. Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labour relationship, be it by voluntary resignation or death of personnel hired.

The cost of such benefits is charged against income, in the “Staff Expense” item.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

As of December 31, 2011 and 2010, the total staff benefits recorded in the consolidated statement of financial position is as follows:

Employees Benefits	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Short term benefits	13,898,602	10,599,390
Employment termination benefits	15,531,518	14,767,065
Total	29,430,120	25,366,455
Current	13,906,409	11,069,052
Non-current	15,523,711	14,297,403
Total	29,430,120	25,366,455

The following is a detail of the Short-term and Severance Indemnity.

Employees’ Bonuses

Short-term benefits are mainly comprised of recorded vacation (on accruals basis) and bonuses and share compensation. Such benefits are recorded when the obligation is accrued, and they are usually paid within a 12-month period, consequently they are not discounted.

As of December 31, 2011 and 2010, the provisions recorded as a result of services granted and unpaid are as follows:

Short-Term Employees Benefits	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Vacation	5,837,134	4,894,374
Bonus and compensation	8,061,468	5,705,016
Total	13,898,602	10,599,390

The Company records the staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with some groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rates are determined by reference to market interest rates curves for high quality entrepreneurial bonds, with an average duration equivalent to the estimated terms for the payment of such severance, plus the Central Bank estimated inflation, and the margin applicable to companies with a rating equivalent to AA or higher. The discount rate in Chile was 7.7% and in Argentina 26.6%, for each year ended as of December 31, 2011 and 2010, respectively.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

As of December 31, 2011 and 2010, the benefits recorded for severance indemnity are as follows:

Severance Indemnity	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Current	7,807	469,662
Non-current	15,523,711	14,297,403
Total	15,531,518	14,767,065

The change in the severance indemnity during the year ended as of December 31, 2010 and 2011, was as follows:

Severance Indemnity	Severance Indemnity
ThCh$
Initial Balance	13,089,182
Balance as of January 1, 2010	13,089,182
As of December 31, 2010
Current cost of service	533,870
Interest cost	973,827
Actuarial (Gain) loss	101,357
Paid-up benefits	(888,833)
Past service cost	482,816
Others	474,846
As of December 31, 2010	14,767,065
As of December 31, 2011
Current cost of service	615,619
Interest cost	1,212,321
Actuarial (Gain) loss	610,428
Paid-up benefits	(1,692,390)
Past service cost	407,893
From business combinations	51,392
Others	(440,810)
As of December 31, 2011	15,531,518

The figures recorded in the consolidated statement of income as of December 31, 2011, 2010 and 2009, were as follows:

Expense recognized for severance indemnity	For the years ended December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Current cost of service	615,619	533,870	522,041
Interest cost	1,212,321	973,827	1,073,826
Past service cost	407,893	482,816	78,038
Actuarial (Gain) loss	610,428	101,357	(1,679,152)
Non-provided paid benefits	2,013,319	1,140,911	3,277,025
Other	(393,603)	437,814	660,940
Total expense recognized in consolidated statement of income	4,465,977	3,670,595	3,932,718

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Actuarial Assumptions

As mentioned in Note 2.19  – Employees’ Benefits, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation as of December 31, 2011 and 2010, were as follows:

Actuarial Assumptions			Chile		Argentina
			As of December 31,		As of December 31,
			2011	2010	2011	2010
Mortality table			RV-2004	RV-2004	GAM '83	n/a
Annual interest rate			7.7%	7.7%	26.6%	13.90%
Voluntary retirement rotation rate			1.0%	1.0%	n/a	n/a
Company s needs rotation rate,			0.5%	0.5%	n/a	n/a
Salary increase			3.7%	3.7%	21.2%	8.00%
Estimated retirement age for	Officers		60	60	60	60
	Other	Male	65	65	65	65
		Female	60	60	60	60

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) in 1 percent in the discount rate:

Sensitivity Analysis	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	1,321,827	1,280,121
1% decrease in the Discount Rate (Loss)	(1,556,424)	(1,497,811)
Total	(234,597)	(217,690)

Staff Expense

The amounts recorded in the consolidated statement of income for the years ended as of December 31, 2011, 2010 and 2009, were as follows:

Staff Expense	For the years ended December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Salaries	81,614,738	72,614,896	68,576,822
Employees short-term benefits	13,261,746	10,447,030	9,439,549
Employments termination benefits	4,465,977	3,670,595	3,932,718
Other staff expense	15,461,284	13,141,922	11,575,454
Total (1)	114,803,745	99,874,443	93,524,543
(1) See Note 10.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 32 Non-controlling Interests

The detail of Non-controlling Interests is the following:

a) Equity

Equity	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	93,480,376	93,126,416
Aguas CCU-Nestlé Chile S.A.	10,330,598	9,205,225
Compañía Pisquera de Chile S.A.	4,467,618	4,269,100
Compañía Cervecera Kunstmann S.A.	2,938,659	2,487,370
Saenz Briones & Cía. S.A.	4,232,200	-
Sidra La Victoria S.A.	1,499	-
Others	358,775	330,957
Total	115,809,725	109,419,068

b) Result

Result	For the years ended December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	6,659,574	3,828,056	5,245,563
Aguas CCU-Nestlé Chile S.A.	3,614,682	3,233,336	6,091,256
Compañía Pisquera de Chile S.A.	958,959	918,065	961,369
Compañía Cervecerías Unidas Argentina S.A.	-	420,387	398,695
Compañía Cervecera Kunstmann S.A.	899,089	769,924	555,671
Doña Aida S.A.	(75,903)	-	-
Don Enrique Pedro S.A.	(41,817)	-	-
Saenz Briones & Cía. S.A.	(30,920)	-	-
Sidra La Victoria S.A.	223	-	-
Others	66,720	67,387	75,141
Total	12,050,607	9,237,155	13,327,695

Note 33 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of December 31, 2011 and 2010, the Company’s capital shows a balance of ThCh$ 215,540,419, consisting of a total 318,502,872 shares without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares, without any preemptive rights. Such common shares are registered for trading at the Santiago and Chile Stock Exchanges, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Depositary Shares), with an equivalence of five shares per ADS.

The Company has not issued any shares or convertible instruments during the period, thus changing the number of outstanding shares as of December 31, 2011 and 2010.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Capital Management

The main purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

Consolidated Statement of Comprehensive Income

As of December 31, 2009, 2010 and 2011, the detail of the comprehensive income and expense of the term is as follows:

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge	(6,507,854)	1,106,335	(5,401,519)
Conversion differences of subsidiaries abroad	(34,738,644)	-	(34,738,644)
Total comprehensive income as of December 31, 2009	(41,246,498)	1,106,335	(40,140,163)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge	(429,445)	79,447	(349,998)
Conversion differences of subsidiaries abroad	(11,900,089)	-	(11,900,089)
Total comprehensive income as of December 31, 2010	(12,329,534)	79,447	(12,250,087)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge	(239,524)	42,580	(196,944)
Conversion differences of subsidiaries abroad	2,372,063	-	2,372,063
Total comprehensive income as of December 31, 2011	2,132,539	42,580	2,175,119

 Income per share

The basic income per share is calculated as the ratio between the net income (loss) of the term corresponding to shares holders and the weighted average number of valid outstanding shares during such term.

As of December 31, 2011, 2010 and 2009, the information used for the calculation of the income as per each basic and diluted share is as follows:

Income per share	For the years ended December 31,
	2011	2010	2009
Equity holders of the controlling company (ThCh$)	122,751,594	110,699,515	128,037,473
Weighted average number of shares	318,502,872	318,502,872	318,502,872
Basic and diluted income per share (in Chilean pesos))	385.40	347.56	402.00
Equity holders of the controlling company (ThCh$)	122,751,594	110,699,515	128,037,473
Weighted average number of shares	318,502,872	318,502,872	318,502,872
Basic and diluted income per share (in Chilean pesos)	385.40	347.56	402.00

As of December 31, 2011, 2010 and 2009, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Distributable net Income

Regarding Circular No 1945 from the SVS on November 4, 2009, the Board of Directors agreed that the net distributable profit for the year 2011 will be that reflected in the financial statements attributable to equity holders of the parents,  without adjusting it. The above agreement remains in effect for the year ended December 31, 2011.

Dividends

The Company’s dividend policy consists in annually distributing at least 50% of the net distributable profit of the year.

As of December 31, 2011, 2010 and 2009, the Company has distributed the following dividends, either interim or final:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share	Related to FY
236	01/09/2009	Interim	47.00000	2008
237	04/28/2009	Final	108.66083	2008
238	01/08/2010	Interim	60.00000	2009
239	04/28/2010	Final	140.99893	2009
240	01/07/2011	Interim	58.00000	2010
241	04/27/2011	Final	115.78103	2010

On April 20, 2009, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 237, amounting to ThCh$ 34,608,786 corresponding to $ 108.66083 per share. This dividend was paid on April 28, 2009.

On April 20, 2010, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 239, amounting to ThCh$ 44,908,564 corresponding to $ 140.99893 per share. This dividend was paid on April 28, 2010.

On April 15, 2011, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 241, amounting to ThCh$ 36,876,591 corresponding to $ 115.78103 per share. This dividend was paid on April 21, 2011.

Other Reserves

The reserves that are a part of the Company’s equity are as follows:

Currency Translation Reserves: This reserve is mainly originated by the translation of foreign subsidiarie’s financial statements which functional currency is different from the consolidated financial statements presentation currency. As of December 31, 2011, it amounts to a negative reserve of ThCh$ 25,038,705 (ThCh$ 27,171,910 in 2010).

Hedge reserve: This reserve is originated by the hedge accounting application of financial liabilities used as such. The reserve is reversed at the end of the agreement’s extraction, or when the operation ceases qualifying as hedge accounting, whichever is first. The reserve effects are transferred to income. As of December 31, 2011, it amounts to a positive reserve of ThCh$ 484,432 (ThCh$ 612,146 in 2010), net of deferred taxes.

Other reserves: As of December 31, 2011 and 2010, the amount is a negative reserve of ThCh$ 10,619,334 and ThCh$ 10,559,464, respectively. Such reserves relate mainly to the following concepts:

-              Adjustment due to re-assessment of fixed assets carried out in 1979.

-              Price level restatement of paid-up capital registered as of December 31, 2008, according to Circular Letter Nª456 by the SVS.

-              Difference in purchase of shares.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Effects of changes in exchange rate currency

Current assets are openings in the following currencies:

CURRENT ASSETS	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Current assets
Cash and cash equivalent	177,664,378	151,614,300
CLP	154,936,386	128,474,256
U.F.	18,963,052	14,642,766
USD	2,685,764	375,880
Euros	141,146	1,361,211
$ARG	936,654	6,736,375
Others currencys	1,376	23,812
Other financial assets	3,943,959	2,328,952
CLP	1,134,681	1,360,168
USD	2,734,498	556,771
Euros	67,807	347,900
Others currencys	6,973	64,113
Other non-financial assets	11,565,924	9,489,913
CLP	8,462,639	7,861,261
U.F.	14,447	-
$ARG	3,088,838	1,628,652
Accounts receivable - trade and other receivable	193,065,162	153,013,546
CLP	123,527,287	115,544,263
U.F.	106,795	37,630
USD	19,274,307	12,752,647
Euros	7,960,667	5,771,899
$ARG	39,724,238	17,152,025
Others currencys	2,471,868	1,755,082
Accounts receivable from related companies	9,984,206	6,833,634
CLP	9,733,971	5,473,651
USD	14,693	1,082,515
Euros	235,542	274,825
$ARG	-	2,643
Inventories	128,535,184	108,353,258
CLP	100,880,743	93,995,861
USD	5,494,936	670,307
Euros	146,591	12,551
$ARG	22,012,914	13,674,539
Tax receivables	17,277,288	14,150,987
CLP	15,259,072	12,782,715
$ARG	2,018,216	1,368,272
Non-current assets held for sale	509,675	497,324
$ARG	509,675	497,324
Total current assets	542,545,776	446,281,914

CLP	413,934,779	365,492,175
U.F.	19,084,294	14,680,396
USD	30,204,198	15,438,120
Euros	8,551,753	7,768,386
$ARG	68,290,535	41,059,830
Others currencys	2,480,217	1,843,007
Total current assets by currency	542,545,776	446,281,914

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Non-Current assets are openings in the following currencies:

NON-CURRENT ASSETS	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Non-current assets
Other financial assets	194,669	15,813
CLP	-	15,813
USD	194,531	-
Euros	138	-
Other non-financial assets	2,996,836	8,826,744
CLP	1,460,245	1,468,499
$ARG	1,536,591	7,358,245
Accounts receivable from related companies	418,922	444,685
U.F.	418,922	444,685
Investments accounted for using the equity method	39,923,677	42,596,043
CLP	39,833,401	42,507,692
$ARG	90,276	88,351
Intangible assets different than goodwill	41,173,260	34,982,221
CLP	26,882,760	25,025,624
$ARG	14,290,500	9,956,597
Goodwill	69,441,207	67,761,406
CLP	49,746,692	49,746,692
$ARG	19,694,515	18,014,714
Property, plant and equipment (net)	556,949,110	508,162,219
CLP	486,464,956	456,891,076
USD	567,815	-
Euros	1,100,868	-
$ARG	68,815,471	51,271,143
Biological assets	18,320,548	16,668,630
CLP	17,616,373	15,933,919
$ARG	704,175	734,711
Investment property	7,720,575	7,403,275
CLP	3,960,500	3,961,703
$ARG	3,760,075	3,441,572
Deferred tax assets	18,806,779	18,546,061
CLP	16,687,592	16,984,107
$ARG	2,119,187	1,561,954
Total non-current assets	755,945,583	705,407,097

CLP	642,652,519	612,535,125
U.F.	418,922	444,685
USD	762,346	-
Euros	1,101,006	-
$ARG	111,010,790	92,427,287
Total non-current assets by currency	755,945,583	705,407,097

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Current liabilities are openings in the following currencies:

CURRENT LIABILITIES	As of December 31, 2011		As of December 31, 2010
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities	10,541,287	65,563,774	5,175,949	7,645,906
CLP	224,334	9,961,114	224,333	-
U.F.	1,815,825	2,975,128	2,412,184	3,259,204
USD	5,336,917	45,080,344	2,393,251	578,875
Euros	43,411	-	145,922	-
$ARG	3,114,020	7,547,188	-	3,807,827
Others currencys	6,780	-	259	-
Account payable - trade and other payable	164,800,312	752,976	134,435,972	955,651
CLP	109,606,185	750,794	104,623,152	59,024
USD	12,106,547	25	4,982,099	896,627
Euros	4,777,796	2,157	2,646,568	-
$ARG	38,147,313	-	22,184,153	-
Others currencys	162,471	-	-	-
Accounts payable to related companies	8,811,500	-	7,428,103	-
CLP	5,364,833	-	4,484,829	-
USD	398,796	-	132,173	-
Euros	3,047,871	-	1,839,262	-
$ARG	-	-	971,839	-
Other short-term provisons	1,169,126	-	992,811	-
CLP	510,179	-	521,913	-
$ARG	658,947	-	470,898	-
Tax liabilities	-	16,761,406	-	8,290,713
CLP	-	11,404,311	-	3,686,080
$ARG	-	5,357,095	-	4,604,633
Employee benefits provisions	-	13,906,409	-	11,069,052
CLP	-	10,441,633	-	8,778,564
$ARG	-	3,464,776	-	2,290,488
Other non-financial liabilities	68,463,924	-	60,963,923	-
CLP	68,427,789	-	60,928,224	-
$ARG	36,135	-	35,699	-
Total current liabilities	253,786,149	96,984,565	208,996,758	27,961,322

CLP	184,133,320	32,557,852	170,782,451	12,523,668
U.F.	1,815,825	2,975,128	2,412,184	3,259,204
USD	17,842,260	45,080,369	7,507,523	1,475,502
Euros	7,869,078	2,157	4,631,752	-
$ARG	41,956,415	16,369,059	23,662,589	10,702,948
Others currencys	169,251	-	259	-
Total current liabilities by currency	253,786,149	96,984,565	208,996,758	27,961,322

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Non-Current liabilities are openings in the following currencies:

NON-CURRENT LIABILITIES	As of December 31, 2011			As of December 31, 2010
	More than 1 year until 3 years	More than 3 year untl 5 years	More than 5 years	More than 1 year until 3 years	More than 3 year untl 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities	77,021,234	9,964,584	83,969,622	56,874,325	71,737,770	91,533,072
CLP	-	-	-	9,961,114	-	-
U.F.	73,074,662	6,216,972	83,969,622	7,967,789	71,737,770	91,533,072
USD	3,840,580	3,747,612	-	38,945,422	-	-
$ARG	105,992	-	-	-	-	-
Accounts payable to related companies	2,484,790	-	-	620,868	-	-
CLP	618,333	-	-	620,868	-	-
U.F.	1,866,457	-	-	-	-	-
Other long term provisions	1,169,125	401,258	12,253,638	992,811	125,478	10,021,602
CLP	1,169,125	-	12,213,553	992,811	-	10,021,602
$ARG	-	401,258	40,085	-	125,478	-
Deferred tax liabilities	15,121,523	5,796,332	39,229,166	15,563,890	4,484,989	33,405,136
CLP	14,366,464	5,292,960	30,939,827	14,653,559	4,072,425	29,034,159
$ARG	755,059	503,372	8,289,339	910,331	412,564	4,370,977
Employee benefits provisons	-	-	15,523,711	-	-	14,297,403
CLP	-	-	14,255,670	-	-	13,444,819
$ARG	-	-	1,268,041	-	-	852,584
Total non-current liabilities	95,796,672	16,162,174	150,976,137	74,051,894	76,348,237	149,257,213

CLP	16,153,922	5,292,960	57,409,050	26,228,352	4,072,425	52,500,580
U.F.	74,941,119	6,216,972	83,969,622	7,967,789	71,737,770	91,533,072
USD	3,840,580	3,747,612	-	38,945,422	-	-
$ARG	861,051	904,630	9,597,465	910,331	538,042	5,223,561
Total non-current liabilities by currency	95,796,672	16,162,174	150,976,137	74,051,894	76,348,237	149,257,213

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 34 Contingencies and Commitments

Operating lease agreements

The total amount of the Company’s obligations to third parties relating to lease agreements that may not be terminated was as follows:

Lease Agreements not to be terminated	As of December 31, 2011
ThCh$
Within 1 year	40,817,531
Between 1 and 5 years	52,668,773
Over 5 years	5,568,255
Total	99,054,559

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of December 31, 2011 was as follows:

Purchase and supply agreementsistros	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	63,259,924	4,516,549
Between 1 and 5 years	118,680,340	8,379,682
Over 5 years	37,035,299	2,025,351
Total	218,975,563	14,921,582

Capital investment commitments

As of December 31, 2011, the Company had capital investment commitments related to Property, plant and equipment and intangibles (software) for an approximate amount of ThCh$ 113,331,371.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries, including all those presenting at least a minimum occurrence likelihood, and which the potential loss contingency amounts are higher than ThCh$ 25,000. Those loss contingencies for which an estimate cannot be made have also been considered.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Proceedings and claim

Company	Court	Number	Field	Step Procedure	Estimated maximum loss contingency
Compañía Cervecerías Unidas S.A. (CCU)	14º Juzgado Civil de Santiago	1293-2005	Annulment claim of damage indemnification for share transfer.	Pending judgement appeals. Also pending incident of execution of the sentence.	ThCh$ 501,113

Embotelladoras Chilenas Unidas S.A.	1º Juzgado de Letras de San Antonio	0005-2011	Claim of supposed unjustified layoff and collect of service payment	Judgement that fined the Company. Pending appeal unification of the sentence in Supreme Court	ThCh$ 60,000

Embotelladoras Chilenas Unidas S.A.	2º Juzgado del Trabajo de Santiago	2273-2010	Claim for difference payment of compensation (Union CUSA)	The case was referred to debt collection RIT C-1991 - 2011, who appeal to the Court of origin be forwarded all the background necessary to practice the determination of how much is due to each partie. Pending determination of the final amount of the fined to be charged.	Indeterminate

Cervecera CCU Chile Limitada	1º Juzgado del Trabajo de Santiago	1335-2010	Salary discount (CPI) Union brewer CCU)	In the tribunal of labor colletction and welfare system of Santiago, RIT C-4013-2010, in order to practice the corresponding determination of of the final amount of the fined to be charge.	Indeterminate

Viña San Pedro Tarapacá S.A.	1º Juzgado de Letras del Trabajo de Santiago	655-2009	Interpretation of collective bargaining agreement, iscounts illegal remuneration and restitution of the amounts discounted.	The Court of Appeals rejected the appeal for annulment brought by VSPT. Unfavorable trial ended VSPT. The case was sent to Juzgado de Cobranza Laboral y Previsional who shall settlement practice. Pending the determination of final amount of the fined to be charge.	Indeterminate

Compañía Industrial Cervecera S.A. (CICSA)	First instance in Argentina		Claim for supposed sudden termination of a dsitribution agreement.	Chamber Case appealed by the actor.	US$ 52,000

Compañía Industrial Cervecera S.A. (CICSA)	Second instance in Argentina		Claim for supposed failure to cumply of a plant sale agreement.	Presented final determination of the debt amount to the tribunal. To date was not approved by the Court. Once approved, it will beging the partial unfavourable judgment to CICSA .	US$ 218,000

Compañía Industrial Cervecera S.A. (CICSA)	First instance in Argentina		Claim for alleged sudden termination of dsitribution agreement termination.	The complainant asked for preventing seizure of a CICSA's plant located in Salta province. It granted by the tribunal. On 03.12.09 we were notified of the termination of proving period and on 04.08.09 we presented the verbal allegation. The dossier is to sentence to be pronounce.	US$ 57,000

Compañía Industrial Cervecera S.A. (CICSA)	First instance in Argentina		Labour trial for layoff	In proving period (must be paid contributions)	US$ 91,000

Compañía Industrial Cervecera S.A. (CICSA)			City Council´s Administrative Claim related to publicity and merchandising rates.	The process is in administration stage, depending on the results, the Company will determine wether continue arguing in judicial instances or not.	US$ 1,270,000

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The Company and its subsidiaries have established provisions to allow for such contingencies for a total ThCh$ 1,624,479 and ThCh$ 1,220,844 as of December 31, 2011 and 2010, respectively.

Tax processes

The Company was notified in May 2011, by the Internal Revenue Service ("IRS") of Liquidation of taxes and a Resolution related to the years 2009 and 2010 for an amount of ThCh$ 18,731,744 and ThCh$ 613,901, respectively.

In July 2011, the Company filed with the IRS two requests designed to nullify those acts (Revisión de la Actuación Fiscalizadora or "RAF").

In December 2011, the Company received an answer for both requests accepting the final resolution of the IRS to the RAF, which meant a disbursement of ThCh$ 4,273,112.

At the date of issue of these consolidated financial statements, there are no other material tax processes.

Guarantees

As of December 31, 2011, the subsidiary Viña San Pedro Tarapacá S.A. (VSPT) has not granted direct guarantees as part of its common financing operations. Nevertheless, its VSPT has entered into indirect guarantees as joint guarantors of financing operations by Finca La Celia subsidiary, in the Republic of Argentina.

A summary of the main terms of the guarantees granted appears below:

 Banco Patagonia, Banco San Juan

The subsidiary Finca la Celia maintains financial debt with local banks in Argentina, guaranteed by VSPT through stand-by letters issued by Banco Estado of Chile, according to the following detail:

Institution	Amount	Due date
Banco Patagonia	USD 500 mil	March 31, 2012

The mentioned stand-by letters were issued by VSPT according to the maturity of the financial debts negotiated with the Argentine banks, and they are within the financing policy framework approved by VSPT Board of Directors on January 29, 2009.

Note 35 Environment

Major Environmental costs accrued as of December 31, 2011, in the Industrial Units of CCU S.A. are distributed as follows:

- IRL Expenses: 45.0%.

These expenses are mainly related to the maintenance and control of the treatment plants of Industrial Liquid Residues (IRL).

- SR Expenses: 34.0%.

These expenses are related to the handling and disposal of Solid Residues (SR), including dangerous (Respel) and recyclable residues. The disposal does not correspond to a landfill.

- Gas Emission Expenses: 1.2%.

They are related to the calibration and verification of instruments for monitoring and operating the stationary sources of industrial gas emissions (Mainly industrial boilers and electric generators) to provide compliance to rules and regulations in the field.

- Other Environmental Expenses: 19.8%

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

They are related to the verification and compliance of ISO 22000 Food Safety, ISO 14000 Environmental Management and ISO 18000 OHSAS Security and Health Job, which are in different implementation and/or certification renewal stages in different industrial plants or deposits. The implementation of these three international standards is a corporate goal of CCU SA.

The most relevant investments made during the year 2011, are as follows:

-   Improvement of the IRL Treatments Plants in Santiago of CCU Chile. Currently at the stage of start-up at full load for expected June 2012 (UF 289,108).

-   Improvement of the treatment Plant Liquid Industrial Waste (ILW) of CPCH Ovalle, that currently at the stage of start-up  (UF 14,608).

-   Construction of a new deep on the ground in ECUSA plant and infrastructure casino renewal by regulatory requirement (UF 9,213).

-   Investments in energy recovery and uncultivated sites and plants in Santiago of Chile CCU in 2011(UF 7,875).

-   Equipment and facilities for washing of trucks in distribution center of CCU Chile S.A. (UF 5,554).

-   Prevention of emergencies and fires, storage related substances and energy efficiency in VSPT plants, made in 2011 (UF 5,384).

    Investments principally related to the risk prevention, proyect FEI y FES (UF 5.325) of CPCH.

-   Investments related to treatment plants of IRL in Molina, Santa Helena and Tabalí’s plants, made during year 2011 (UF 3,301).

The main disbursements of the year, detailed by projects, are the following:

Company that made the disbursement	Project	Disbursment incurred during the year
		As of December 31, 2011				As of December 31, 2010
		Expenditure	Investment	Committed amount in future periods	Estimated date completion of disbursements	Expenses	Investment
		ThCh$	ThCh$	ThCh$		ThCh$	ThCh$
CCU Chile	Disposal of Industrial Solid, Liquid and others Residues	824,775	6,642,350	706,374	12-2012	556,341	5,876,566

Cia Industrial Cervecera S.A.	Disposal of Industrial Solid, Liquid and others Residues	1,077,125	628,460	469,376	12-2012	673,956	192,803

Cía. Pisquera de Chile Ltda.	Disposal of Industrial Solid, Liquid and others Residues	189,550	444,387	205,414	12-2012	193,275	534,864

Transportes CCU Ltda.	Disposal of Industrial Solid, Liquid and others Residues	205,475	120,665	19,415	12-2012	140,960	268,610

VSPT	Disposal of Industrial Solid, Liquid and others Residues	443,888	200,000	81,183	06-2012	290,381	168,285

Otros	Disposal of Industrial Solid, Liquid and others Residues	483,080	292,141	266,987	12-2012	353,037	81,888

Note 36 Subsequent Events

A.    The Consolidated Financial Statements of CCU S.A. has been approved on February 1, 2012.

B.    There are no others subsequent events between the closing date and the filing date of these Financial Statements that could significantly affect their interpretation.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Patricio Jottar
Chief Executive Officer

Date: April 27, 2012