Form 20-F
period 2012-12-31
UNITED BREWERIES CO INC
filed 2013-04-26
CIK 888746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended                         December 31, 2012

OR

      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

      SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

     Date of event requiring this shell company report _____________

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

Felipe Arancibia, (562-24273401), faranci@ccu.cl Vitacura 2670, Twenty-Third Floor, Santiago, Chile

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

Large accelerated filer    X     Accelerated filer         Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP                    International Financial Reporting Standards as issued               Other____

by the International Accounting Standards Board       X

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

ITEM 17        ITEM 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES          NO     X

Introduction

In this annual report on Form 20-F, all references to “we,” “us,” “Company” or “CCU” are to Compañía Cervecerías Unidas S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries.  Chile is divided into regions, each of which is known by its roman number (e.g. “Region XI”).  Our fiscal year ends on December 31st. The expression ‘’last three years’’ means the years ended December 31, 2010, 2011 and 2012. Unless otherwise specified, all references to “U.S. dollars” “dollars” “USD” or “US$” are to United States dollars, and references to “Chilean pesos” “pesos”  “Ch$” or “CLP” are to Chilean pesos.  We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These are the Company’s fifth annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB and IFRS 1 “First Time Adoption of International Financial Reporting Standards.” Until and including our financial statements for the year ended December 31, 2008, we prepared our consolidated financial statements in accordance with Chilean generally accepted accounting principles (“Chilean GAAP”), which differs in certain important respects from IFRS, and were required to reconcile our financial statements to U.S. generally accepted accounting principles (“US GAAP”). Following the Company’s adoption of IFRS, as issued by the IASB, we are no longer required to reconcile our financial statements to US GAAP. See the notes to our consolidated financial statements included in pages F-1 through F-109 of this annual report.  We use the metric system of weights and measures in calculating our operating and other data.  The United States equivalent units of the most common metric units used by us are as shown below:

1 liter = 0.2642 gallons	1 gallon = 3.7854 liters
1 liter = 0.008522 US beer barrels	1 US beer barrel = 117.34 liters
1 liter = 0.1761 soft drink unit cases (8 oz cans)	1 soft drink unit case (8 oz cans) = 5.6775 liters
1 liter = 0.1174 beer unit cases (12 oz cans).	1 beer unit case (12 oz cans) = 8.5163 liters
1 hectoliter = 100 liters	1 liter = 0.01 hectoliters
1 US beer barrel = 31 gallons	1 gallon = 0.0323 US beer barrels
1 hectare = 2.4710 acres	1 acre = 0.4047 hectares
1 mile = 1.6093 kilometers	1 kilometer = 0.6214 miles

This annual report contains various estimates made by us of market share data and related sales volume information.  These estimates are based on statistics published or made available by A.C. Nielsen Chile S.A. (“Nielsen”) in the case of soft drink, water, wine, rum and pisco sales in Chile, and beer sales in Chile and Argentina for 2010 and thereafter; the Asociación de Cerveceros de Chile (“Acechi”) in the case of beer sales in Chile for years prior to 2010; Inversiones Marco Polo Ltda. (“BBS”) in the case of imports in Chile; the Cámara de la Industria Cervecera Argentina (Argentine Beer Industry Chamber, or “CICA”) in the case of beer sales in Argentina for years prior to 2010; the Asociación Nacional de Bebidas Refrescantes (National Association of Soft Drinks, or “ANBER”) in the case of soft drinks and water; competitors’ public information in the case of wine sales in Chile; and the Asociación de Viñas de Chile, A.G. (Wineries of Chile Association) in the case of Chilean wine exports.  We believe that, due to the methodologies used, the statistics provided by these sources in some cases do not accurately reflect our market share or industry sales volumes.  For example, the Nielsen sampling frame includes only the metropolitan areas of Chile and not the rural areas of the country, where we believe our beer and pisco market share is higher than in the metropolitan areas, due to our distribution system.  Likewise, the sales of one of our Argentine competitors are not reflected in CICA’s statistics because that competitor is not a member of CICA.    As a consequence, we have revised the share estimates from the sources identified above for Chilean and Argentine beer sales, pisco and rum sales to reflect what we believe is a more accurate measure of market shares, taking into account:

•         reports published by the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics, or the “INE”),

•         our internal sales data,

•         sales information filed publicly by our competitors, and

•         import and export reports made available by Chilean and Argentine customs authorities.

i

However, our revised estimates have not been confirmed by independent sources.  Certain amounts, including percentage amounts, which appear in this annual report have been rounded and may not sum exactly to the totals shown. The amounts and/or percentages corresponding to prior years may differ from the ones originally filed due to new and more accurate information being currently available.

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

•         political and economic developments in Chile, Argentina and other countries where we currently conduct business or may conduct business in the future, including other Latin American countries; and

•         other factors discussed under “Key Information - Risk factors,” “Information on the Company” and “Operating and Financial Review and Prospects.”

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this annual report.  We undertake no obligation to publically update any of these forward-looking statements to reflect events or circumstances after the date of this annual report, including, without limitation, changes in our business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

ii

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

Selected Financial Data

The following table presents selected consolidated financial data as of and for the years ended December 31, 2012, 2011 and 2010 which has been derived from our consolidated financial statements prepared in accordance with IFRS and included elsewhere in this annual report, and as of and for the years ended December 31, 2009 and 2008 which has been derived from our consolidated financial statements prepared in accordance with IFRS and not included in this annual report. The financial data set forth below should be read in conjunction with the consolidated financial statements and related notes and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report.

IFRS		Year ended December 31,
	2008	2009	2010	2011	2012
1. Income Statement Data:	(million of CLP) (1)
Net sales	710,189	776,544	838,258	969,551	1,075,690
Gross margin	374,610	411,446	456,714	521,689	582,603
Operating Result (2)	123,990	137,382	163,891	192,818	181,188
Other gains (losses)	1,563	21,925	6,136	3,010	-4,478
Net financing expenses	-4,797	-10,367	-8,286	-7,324	-9,362
Results as per adjustment units	-15,626	4,190	-5,076	-6,728	-5,058
Income taxes	-10,524	-11,724	-27,853	-45,196	-37,133

Net income for the year:	95,303	141,365	119,937	134,802	123,977
Attributable to:
Equity holders of the Parent Company	90,414	128,037	110,700	122,752	114,433
Non-controlling interests	4,890	13,328	9,237	12,051	9,544

Basic and Diluted Income per share	283.87	402.00	347.56	385.40	359.28
Basic and Diluted Income per ADS (3)	567.74	804.00	695.12	770.80	718.57
Dividend per share (4)	141.9	201.0	173.8	192.7	179.6
Dividend per ADS in US$ (3)(4)	0.51	0.78	0.73	0.78	0.76
Weighed average shares outstanding (000)	318,503	318,503	318,503	318,503	318,503

			Year ended December 31,
	IFRS	2008	2009	2010	2011	2012
2. Balance Sheet Data:		(million of CLP) (1)

	Total assets	1,081,703	1,103,716	1,151,689	1,298,365	1,326,448
	Total non-current liabilities	235,954	284,374	299,657	251,026	301,400
	Total Financial debt (5)	246,037	229,528	232,967	258,969	263,997
	Capital stock	231,020	231,020	231,020	231,020	231,020
	Subtotal Equity attributable to equity holders of the parent company	443,865	462,230	505,655	568,976	613,220
	Total shareholders' equity	547,962	573,207	615,074	684,786	710,518
3. Other Data
	Sales volume (in millions of liters):
	Total volume	1,571.0	1,628.9	1,729.8	1,839.7	1,984.7
	Beer Chile	516.8	507.2	514.8	538.5	544.2
	CCU Argentina (6)	363.6	391.6	414.2	458.1	450.8
	Non-alcoholic beverages (7)	577.7	600.0	659.1	699.1	814.7
	Wine (8)	91.8	110.2	120.5	121.2	127.6
	Spirits	21.1	19.9	21.2	22.8	26.4
	Other (9)	-	-	-	-	21.1
(1)	Expect sharesoutstanding, per share and per ADS amounts and sales volume.
(2)

Defined, for management purposes, as earnings before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes.

(3)	Per ADS amounts are determined by multiplying per share amounts by 2. As of December 20, 2012, there was an ADR ratio change from 1 ADR to 5 common shares, to a new ratio of 1 ADR to 2 common shares.
(4)

Dividends per share are expressed in Chilean pesos as of payment dates, with charge to prior year's net income. Dividends per ADS are expressed in U.S. dollars at the conversion rate in effect on the date on which payment is made.

(5)	Includes short-term and long-term financial debt (bank loans, bonds and financial leasing).
(6)	Includes sales of beer, cider and spirits in Argentina.
(7)	Includes sales of soft drinks, nectars, mineral and purified water, isotonic and energy drinks, and ice tea in Chile.
(8)	Includes sales of wine in Chile and Argentina. Excludes bulk wine sales.
(9)	Includes sales of mineral water and softdrinks in Uruguay.

Exchange Rates. Prior to 1989, Chilean law permitted the purchase and sale of foreign currency only in those cases explicitly authorized by the Central Bank of Chile.  The Central Bank Act, which was enacted in 1989, liberalized the rules that govern the ability to buy and sell foreign currency.  Currently, pursuant to the Central Bank Act, the Central Bank of Chile has the authority to mandate that certain purchases and sales of foreign currency specified by law are to be carried out in the formal exchange market.  The formal exchange market is formed by banks and other entities authorized by the Central Bank of Chile.  All payments and distributions made to our holders of ADSs must be transacted in the formal exchange market.

In order to keep fluctuations in the average exchange rate within certain limits, the Central Bank of Chile has in the past intervened by buying or selling foreign currency on the formal exchange market.  In September 1999, the Central Bank of Chile decided to limit its formal commitment to intervene and decided to exercise it only under extraordinary circumstances, which are to be announced in advance.  The Central Bank of Chile also committed to provide periodic information about the levels of its international reserves.

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

Purchases and sales of foreign currencies effected outside the formal exchange market are carried out in the Mercado Cambiario Informal (the informal exchange market).  The informal exchange market reflects the supply and demand for foreign currency.  There are no limits imposed on the extent to which the rate of exchange in the informal exchange market can fluctuate above or below the observed exchange rate. On March 31, 2013, the average exchange rate in the informal exchange market was CLP472.34 per U.S. dollar and the U.S. dollar observed exchange rate was CLP472.03 per U.S. dollar, which is explained by the current excess of foreign currency.

The following table sets forth the low, high, average and period-end observed exchange rates for U.S. dollars for each of the indicated periods starting in 2008 as reported by the Central Bank of Chile.  The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

	Daily Observed Exchange Rate (1)
	(CLP per USD)
	Low (2)	High (2)	Average (3)	Period-end(4)

2008	431.22	676.75	522.35	636.45
2009	491.09	643.87	559.15	507.10
2010	468.01	549.17	510.22	468.01
2011	455.91	533.74	483.57	519.20
2012	469.65	519.69	486.55	478.60
October 2012	471.54	481.98	475.67	480.59
November 2012	476.20	484.48	480.56	480.39
December 2012	474.36	481.28	477.11	478.60
January 2013	470.67	475.47	472.28	471.44
February 2013	470.67	473.60	472.42	472.96
March 2013	471.10	474.82	472.44	472.03
Source: Central Bank of Chile
(1) Historical pesos.
(2) Rates shown are the actual low and high, on a day-by-day basis for each period.
(3) For yearly data, the average of monthly average rates during the period reported, and for monthly data, the average of daily average rates during the period reported.
(4) Published on the first day after month(year) end.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

RISKS RELATING TO CHILE

We are substantially dependent on economic conditions in Chile, which may adversely impact our results of operations and financial condition.

We are predominantly engaged in business in Chile and 67.9% of our sales revenues in 2012 were generated from our Chilean operations, 24.1% came from operations in Argentina and 8.0% from exports out of Chile.  Thus, our results of operations and financial condition are dependent to a large extent on the overall level of economic activity in Chile.  The Chilean economy has experienced an average annual growth rate of 0.01% between 2008 and 2012, and 5.6% in 2012. In the past, slower economic growth in Chile has slowed down the rate of consumption of our products and adversely affected our profitability.  Chile’s recent economic performance was affected in 2009 by the disruption in the global financial markets and in 2010 by an earthquake, and therefore the growth rate of the 2008-2012 period is not necessarily indicative of future performance.

Furthermore, Chile, as an emerging market economy, is more exposed to unfavorable conditions in the international markets which can possibly have a negative impact on the demand for our products as well as products of third parties with whom we conduct business. On August 5, 2011, Standard & Poor’s Ratings Group, Inc., or Standard & Poor’s, lowered its long term sovereign credit rating on the United States from AAA to AA+. In addition, significant concerns regarding the sovereign debt of numerous other countries have developed recently and required some of these countries to seek emergency financing. The downgrade of the U.S. credit rating and the ongoing European debt crisis have contributed to the instability in global financial markets. The sovereign debt crisis could adversely impact the financial health of the global banking system and lower consumer confidence, which could impact global financial markets and economic conditions in the United States and throughout the world. As a result, any combination of lower consumer confidence, disrupted global capital markets and/or reduced international economic conditions could have a negative impact on the Chilean economy and consequently on our business. In 2012, VSPT, one of CCU’s affiliate, exported 38.4% of its wine volume to Europe and 28% of its Net sales were denominated in Euros. Therefore, the economic crisis in Europe may negatively affect our wine exports, which could have an adverse effect on our results.

The relative liquidity and volatility of Chilean securities markets may increase the price volatility of our ADSs and adversely impact a holder’s ability to sell any shares of our common stock withdrawn from our ADR facility.

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.  For example, the Santiago Stock Exchange, which is Chile’s principal stock exchange, had a market capitalization of approximately US$313.3 billion as of December 31, 2012, while The New York Stock Exchange (“NYSE”) had a market capitalization of approximately US$14.1 trillion and the NASDAQ National Market (“NASDAQ”) had a market capitalization of approximately US$4.6 trillion as of the same date. In addition, the Chilean securities markets can be materially affected by developments in other emerging markets, particularly other countries in Latin America.

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

The Chilean government’s economic policies and any future changes in the value of the Chilean peso relative to the U.S. dollar could adversely affect the dollar value and the return on any investment in our ADSs.  The Chilean peso has been subject to large nominal devaluations and appreciations in the past and may be subject to significant fluctuations in the future.  For example, in the period from December 31, 2011 to December 31, 2012, the daily average value of the Chilean peso relative to the U.S. dollar increased by 0.6% in nominal terms, whereas the year end value decreased by 7.8%  based on the observed exchange rate for U.S. dollars on those dates. See “Item 3: Key Information-Selected Financial Data-Exchange Rates.”

Chilean trading in the shares of our common stock underlying our ADSs is conducted in Chilean pesos.  Cash distributions to be received by the depositary for the shares of our common stock underlying our ADSs will be denominated in Chilean pesos.  The depositary will translate any Chilean pesos received by it to U.S. dollars at the then-prevailing exchange rate with the purpose of making dividend and other distribution payments on the ADSs.  If the value of the Chilean peso declines relative to the U.S. dollar, the value of our ADSs and any distributions to holders of our ADSs received from the depositary may be adversely affected.  See “Item 8: Financial Information – Dividend Policy and Dividends.”

We are subject to different corporate disclosure requirements and accounting standards than U.S. companies.

Although the securities laws of Chile which govern open stock corporations and publicly listed companies such as us have as a principal objective promoting disclosure of all material corporate information to the public, Chilean disclosure requirements differ from those in the United States in certain important respects. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, the Chilean securities market is not as highly regulated and supervised as the U.S. securities market. We have been subject to the periodic reporting requirements of the Exchange Act since our initial public offering of ADSs in September 1992.

RISKS RELATING TO ARGENTINA

We have significant operations in Argentina, and economic conditions there have adversely affected our results of operations in the past and may do so in the future.

In addition to our operations in Chile, we maintain substantial assets in Argentina and derive significant revenue from our operations in Argentina. In 2012, we derived CLP258,941 million, or 24.1%, of our revenues from our Argentinean operations, and, as of December 31, 2012, CLP211,827 million, or 16.0%, of our assets were located in Argentina. Because demand for soft drinks and beverage products usually is correlated to economic conditions prevailing in the local market, which in turn is dependent on the macroeconomic condition of the country, the financial condition and results  of our operations in Argentina are, to a considerable extent, dependent upon political and economic conditions prevailing in Argentina. From 1999 through 2002, Argentina suffered a prolonged recession, which culminated in an economic crisis.  Although the economic situation in Argentina has improved since the 2002 Argentine financial crisis, we have been observing a slowdown and accordingly cannot assure you that economic conditions in Argentina will improve or that our business will not be materially affected if Argentine economic conditions were to deteriorate. See “Item 5: Operating and Financial Review and Prospects – Trend Information.”

The Argentine peso is subject to volatility which could adversely affect our results.

A devaluation of the Argentine peso may adversely affect our operating results. While the economic situation in Argentina has been improving, we cannot assure you that the Argentine economy will recover or that it will not face a recession, or predict what effect such a recession would have on our operations in Argentina. In 2009, the Company first reported its financial statements under IFRS, using the Argentine peso as the functional currency for our Argentine subsidiaries. They are calculated in said currency and translated into Chilean pesos for consolidation purposes.

Argentina’s legal regime and economy are susceptible to changes that could adversely affect our Argentinean operations.

The measures taken by the Argentine government to address the Argentine economic crisis of 2002, severely affected the Argentine financial system’s stability and have had a materially negative impact on its reputation. For example, on April 16, 2011, the Argentine government announced its intention to expropriate YPF, S.A. (“YPF”), the largest oil and gas company in Argentina, which is controlled by Repsol YPF, S.A., a Spanish integrated oil and gas company. The Argentine government submitted a bill to Congress to approve the expropriation of 51% of YPF’s capital stock. The nationalized capital stock would be distributed as follows: 49% to certain Argentine provinces and the remaining 51% to the national government. Recently, Argentina has been increasing restrictions on foreign exchange transactions. If Argentina were to experience a new fiscal and economic crisis, the Argentine government could implement economic and political measures, which could adversely impact our business. The unpredictability, timing and scope of possible measures enacted by the Argentine government, including expropriations, higher taxes and exchange control measures, could adversely affect our Argentinean operations and our future results of operations.

Since January 2006, the Argentine government has adopted different methods to directly and indirectly regulate the prices of various consumer goods, including bottled beer, in an effort to slow inflation. Additionally, the present measures taken by the Argentine government to control the Trade Balance and the limited access to foreign currencies, have negatively impacted the free import of goods and the repatriation of profits. For example, in 2011, a new Argentine policy with respect to imports was put in place which mandates that a company can import goods only if it can demonstrate a flow of exports to balance trading.  This new policy may affect our Argentine operations as we regularly import raw materials and finished products into Argentina. Moreover, another Argentine policy was put in place during 2012 in relation to price control by the Secretariat of Interior Commerce, and in 2013 informal measures were implemented to freeze prices, which has affected pricing in Argentina and may continue to do so in the future.

We cannot assure you that these and other measures enacted by the Argentine government will not have an adverse effect on our Argentine operations.

RISKS RELATING TO OUR BUSINESS

Fluctuations in the cost of our raw materials may adversely impact our profitability if we are unable to pass those costs along to our customers.

We purchase malt, rice and hops for beer, sugar for soft drinks, grapes for wine and packaging material from local producers or in the international market.  The prices of those commodities are subject to volatility caused by market conditions, and have experienced significant fluctuations over time and are determined by the global supply and demand for those commodities as well as other factors, such as fluctuations in exchange rates, over which we have no control.

Although we historically have been able to implement price increases in response to increases in raw material costs and thus have not sought to hedge our exposure to increases in raw material prices, we cannot assure you that our ability to recover increases in the cost of raw materials will continue in the future.  In particular, where raw material price fluctuations do not keep with market conditions in the markets in which we operate, we may have limited capacity to raise prices to offset increases in costs.  If we are unable to increase prices in response to increases in raw material costs, any future increases in raw material costs may reduce our margins and profitability if we are not able to offset such cost increases through efficiency improvements or other measures.

We are controlled by one majority shareholder, whose interests may differ from those of holders of our ADSs, and this shareholder may take actions which adversely affect the value of a holder’s ADSs or common stock.

As of March 31, 2013, Inversiones y Rentas S.A. (“IRSA”) a Chilean closed corporation, directly and indirectly owned 66.1% of our shares of common stock.  Accordingly, IRSA has the power to control the election of most members of our board of directors and its interests may differ from those of the holders of our ADSs.  IRSA also has significant influence in determining the outcome of any corporate transaction submitted to our shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and going-private transactions.  In addition, actions by IRSA with respect to the disposition of the shares of common stock that it owns, or the perception that such actions may occur, may adversely affect the trading prices of our ADSs or common stock.

Competition in the Chilean beer market may erode our market share and lower our profitability.

In 2012, our market share of the Chilean beer market by volume was approximately 78.8%.  Our largest competitor in the Chilean beer market by volume is Cervecería Chile S.A. (“Cervecería Chile”), a subsidiary of Quilmes Industrial S.A. (“Quilmes”), the largest Argentine brewer, and a subsidiary of Companhia de Bebidas das Américas (“AmBev”) since January 2007. AmBev and Interbrew merged in 2004, creating Inbev N.V./S.A. which merged with Anheuser Busch Cos. Inc. on November 18, 2008, forming Anheuser-Busch InBev (“AB Inbev”). In 2012, AB Inbev announced the acquisition of Modelo’s Group, but such acquisition is still pending regulatory approvals.  We estimate that Cervecería Chile had a market share by volume in Chile of approximately 14% in 2012. Often, Cervecería Chile has engaged in aggressive price discounting.  If Cervecería Chile were to amplify its aggressive price discounting practice in the future, we cannot assure you, given the current environment that any such discounting or other competitive activities will not have a material adverse impact on our profitability or market share.

Additionally, if business conditions in the beer market continue to be relatively favorable in Chile, more enterprises may attempt to enter the Chilean beer market, either by producing beer locally or through imports.  While we expect per capita beer consumption in Chile to continue to increase, mitigating the effect of competition, the entry into the market of additional competitors could further erode our market share or lead to price discounting.

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

In Argentina, we face competition from Quilmes and from Cervecería Argentina S.A. Isenbeck (“CASA Isenbeck”), a former subsidiary of Warsteiner Brauerei Hans Cramer GmbH & Co. (“Warsteiner”), which was acquired by SABMiller plc on November 24, 2010. We estimate that in 2012 Quilmes had a market share of 73.8% and CASA Isenbeck had a market share of 3.1%. We estimate that our market share of the Argentine beer market was 23.1% in 2012.  As a result of its dominant position in Argentina, Quilmes’ large size enables it to benefit from economies of scale in the production and distribution of beer throughout Argentina.  Therefore, we cannot assure you that we will be able to grow or maintain our current market share of the Argentine beer market.

Consolidation in the beer industry may impact our market share.

In 2005, SABMiller plc merged with Grupo Empresarial Bavaria, a Colombian brewer with operations in Colombia, Peru, Ecuador and Panama, forming the then second-largest brewer in the world.  In 2010 SABMiller Plc acquired CASA Isenbeck, the third-largest brewer in Argentina.

In March 2004, AmBev and Interbrew announced an agreement to merge, creating the world’s largest brewer under the name InBev. Additionally, in January 2007, AmBev assumed control of Quilmes.  Inbev and Anheuser-Busch merged in November 2008, creating AB Inbev, the world’s global beer leader. In Chile, Quilmes sells its beer through Cervecería Chile, which had a market share of approximately 14% in 2012, and in Argentina it had a market share of approximately 74% in 2012. In 2012, AB Inbev announced the acquisition of Modelo’s Group, but such acquisition is still pending regulatory approvals. As a consequence of the above referenced merger, the brand Budweiser, whose production and distribution license contract was granted to Compañía Cervecerías Unidas Argentina S.A. (“CCU Argentina”) until 2025, belongs to a competitor. Cervecera CCU Chile Ltda. (“CCU Chile”) has a distribution contract until 2015 to distribute Budweiser in Chile. We cannot assure you that the contracts will be renewed.

Consolidation in the beer industry has resulted in larger and more competitive participants, which could change the current market conditions under which we operate.

Restrictions in the gas supply from Argentina have increased our energy costs, and higher oil prices have increased our distribution expenses.

Since 2005, the Argentine government has restricted gas exports to Chile due to domestic supply problems. This has increased the cost of operating our beer production plants in Chile and Argentina, as well as our soft drinks plants in Chile. Gas supplies have become stable at the current time, reducing the risk of further cost increases. However, these restrictions have increased electrical power costs. Because our boilers can work with gas or with alternative fuels, such as diesel oil or butane gas, we do not anticipate the need for additional investments. The Chilean government is presently implementing a strategy to diversify energy supply. The construction in Quintero of the first plant to process imported GNL (liquefied natural gas), which started its operation in August 2009, brought relief to the energy issue.  However, we cannot assure you that the supply of energy or the cost thereof will not experience further fluctuations as a result of these policies.  Oil price increases may reduce our margins if we are unable to improve efficiencies or increase our prices to offset them.

Changes in the labor market in the countries in which we operate may affect margins in our business.

In 2012, Chile’s unemployment rate was relatively low at 6.0%, which had a direct impact on our salary expense given the resulting competition for workers. Additionally, the mining industry’s need for a large unqualified workforce has put additional pressure on salary expenses as our business is work-force intensive, particularly in the distribution area. Furthermore, certain propositions to increase the minimum wage in Chile are currently being discussed in the Chilean Congress, and the passage of any such propositions may result in further increases in our salary expenses, which may have an effect on our margins and profitability.

We depend upon the renewal of certain license agreements to maintain our current operations.

Most of our license agreements include certain conditions that must be met during their term, as well as provisions for their renewal at their expiry date.  We cannot assure you that such conditions will be fulfilled, and therefore that the agreements will remain in place until their expiration or that they will be renewed, or that any of these contracts will not undergo early termination.  Termination of, or failure to renew our existing license agreements could have an adverse impact on our operations.

Consolidation in the supermarket industry may affect our operations.

The Chilean supermarket industry has gone through a consolidation process, increasing the importance and purchasing power of a few supermarket chains. As a result, we may not be able to negotiate favorable prices, which may adversely affect our sales and profitability. The importance of supermarkets to our business operations is disclosed in the discussion of each of our business segments.

Additionally, and despite having insurance coverage, this supermarket chain consolidation has the effect of increasing our exposure to counterparty credit risk such that we have more exposure in the event one of these large customers fails to honor its payment obligations to us for any reason.

Dependence on few suppliers for some important raw materials.

In the case of cans, both in Chile and Argentina we purchase from a single supplier, Rexam, with plants in each country. However cans can also be imported from other Rexam plants or from alternative suppliers in the region. In the case of glass bottles, in Chile, we purchase most of our bottles from a single local supplier, Cristalerias Chile, although there are other glass suppliers in Chile from whom we can purchase and we also import from other suppliers. For Malt we have long term contracts in Chile and in Argentina where we purchase our requirements from Cargill which has two plants in the country. While we have alternatives in procuring our supplies, if we experience disruptions in our supply chain we may not be able to obtain replacement supplies at favorable pricing or advantageous terms, which may adversely affect our results. In the case of one way polyethylene terephthalate resins (“PET”), we purchase from several suppliers located in China, Mexico and the U.S. and in the past we have also bought from Argentina. For hotfill PET, we purchase from Mexico (Indorama).

Water supply is essential to the development of our businesses.

Water is an essential component for beer, soft drinks, mineral and purified water. While we have adopted policies for the responsible and sustainable use of water, a failure in our water supply could negatively affect our sales and profitability.

The supply, production and logistics chain is key to the timely supply of our products to consumer centers.

Our supply, production and logistics chain is crucial for the delivery of our products to consumer centers. An interruption or a significant failure in this chain may negatively affect our results, if the failure is not quickly resolved.  An interruption in the chain could be caused by various factors, such as strikes, riots or other factors which are beyond our control.

If we are unable to protect our information systems against data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

We are increasingly dependent on information technology networks and systems, including the Internet, to process, transmit and store electronic information. In particular, we depend on our information technology infrastructure for digital marketing activities and electronic communications among us and our clients, suppliers and also among our subsidiaries. Security breaches of this infrastructure can create system disruptions, shutdowns or unauthorized disclosure of confidential information. If we are unable to prevent such breaches, our operations could be disrupted, or we may suffer financial damage or loss because of lost or misappropriated information.

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

On March 15, 2012 law 20,580 was enacted by the Chilean congress. This law amended the limit for blood alcohol content while driving reducing the limit from less than 0.5 gr/lt to less than 0.3 gr/lt., which has already had an impact on the level of consumption of alcoholic beverages and consequently our business.

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

The Argentine excise tax is 8.7% for beer, and the Chilean excise tax is 15% for beer and wine, 27% for spirits, and 13% for carbonated softdrinks beverages and nectars and juices. An increase in the rate of these or any other tax could negatively affect our sales and profitability.

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

Natural disasters, climate change, terrorism, pandemics, strikes or other catastrophic events could impair our ability to manufacture, distribute or sell our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to manage such events effectively if they occur, could adversely affect our sales volume, cost of raw materials, earnings and financial results. For example, on February 27, 2010, an 8.8 magnitude earthquake struck central Chile, followed by a subsequent tsunami. The earthquake epicenter was located 200 miles southwest of Santiago and 70 miles north of Concepción, Chile’s second largest city. A future earthquake, tsunami or other natural disaster could have a significant effect on our business, results of operations and financial condition. See “Item 5: Operating and Financial Review and Prospects—Overview—Impact of the February 27, 2010 Earthquake and Tsunami.”

If we are unable to maintain the image and quality of our products our financial results may suffer.

The image and quality of our products is essential for our success and growth. Problems with product quality could tarnish the reputation of our products and may adversely affect our revenues.

If we are unable to finance our operations we may be adversely affected.

A global liquidity crisis or an increase in financial interest rates may eventually limit our ability to obtain the cash needed to fulfill our commitments. Sales could also be affected by a global disruption if consumption decreases sharply, placing stress on our cash position.

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

In order to vote at shareholders’ meetings, if a holder is not registered on the books of the ADS depositary, the holder of our ADSs is required to transfer its ADSs for a certain number of days before a shareholders’ meeting into a blocked account established for that purpose by the ADS depositary.  Any ADSs transferred to this blocked account will not be available for transfer during that time.  If a holder of our ADSs is registered on the books of the ADS depositary, it must give instructions to the ADS depositary not to transfer its ADSs during this period before the shareholders’ meeting.  A holder of our ADSs must therefore receive voting materials from the ADS depositary sufficiently in advance in order to make these transfers or give these instructions. There can be no guarantee that a holder of our ADSs will receive voting materials in time to instruct the ADS depositary how to vote.  It is possible that a holder of our ADSs will not have the opportunity to exercise a right to vote at all.  Additionally, a holder of our ADSs may not receive copies of all reports from us or the ADS depositary.  A holder of our ADSs may have to arrange with the ADS depositary’s offices to inspect any reports issued.

Controls on foreign investment and repatriation of investments in Chile may adversely impact a holder of our ADSs ability to obtain and dispose of the shares of our common stock underlying its ADRs.

Equity investments in Chile by persons who are not Chilean residents are generally subject to exchange control regulations that restrict the repatriation of investments and earnings from Chile.  Our ADSs are subject to an ADR foreign investment contract among us, the depositary and the Central Bank of Chile, which is intended to grant holders of our ADSs and the depositary access to Chile’s formal exchange market.  See “Item 3: Key Information-Selected Financial Data-Exchange Rates.”  Pursuant to current Chilean law, our ADR foreign investment contract may not be amended unilaterally by the Central Bank of Chile.  However, we cannot assure you that additional Chilean restrictions applicable to holders of our ADSs, the disposition of underlying shares of our common stock or the repatriation of the proceeds from the disposition of the underlying common stock could not be imposed in the future, nor can we assess the duration or impact of the restrictions if imposed.  If for any reason, including changes to our ADR foreign investment contract or Chilean law, the depositary is unable to convert Chilean pesos to U.S. dollars, investors would receive dividends or other distributions in Chilean pesos.  Transferees of shares of our common stock withdrawn from the ADR facility will not be entitled to access the formal exchange market unless the withdrawn shares are redeposited with the depositary.  See “Item 10: Additional Information – Exchange Controls in Chile.”

The rights of a holder of our ADSs to force us to purchase its underlying shares of our common stock pursuant to Chilean corporate law upon the occurrence of certain events may be limited.

In accordance with Chilean laws and regulations, any shareholder that votes against certain corporate actions or does not attend the meeting at which certain corporate actions are approved and communicates to the corporation its dissent in writing within the time period established by law may exercise a withdrawal right, tender its shares to the company and receive cash compensation for its shares, provided that the shareholder exercises its rights within the prescribed time periods.  See “Item 10: Additional Information – Memorandum and Articles of Association – Rights, preferences and restrictions regarding shares.”  In our case, the actions triggering a right of withdrawal include the approval of:

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

We intend to evaluate at the time of any future offerings of shares of our common stock the costs and potential liabilities associated with any registration statement as well as the indirect benefits to us of enabling U.S. owners of our ADSs to exercise preemptive rights and any other factors that we consider appropriate at the time, before making a decision as to whether to file such a registration statement.  We cannot assure you that any such registration statement would be filed.

To the extent a holder of our ADSs is unable to exercise its preemptive rights because a registration statement has not been filed, the depositary will attempt to sell the holder’s preemptive rights and distribute the net proceeds of the sale, net of the depositary’s fees and expenses, to the holder, provided that a secondary market for those rights exists and a premium can be recognized over the cost of the sale.  A secondary market for the sale of preemptive rights can be expected to develop if the subscription price of the shares of our common stock upon exercise of the rights is below the prevailing market price of the shares of our common stock. Nonetheless, we cannot assure you that a secondary market in preemptive rights will develop in connection with any future issuance of shares of our common stock or that if a market develops, a premium can be recognized on their sale.  Amounts received in exchange for the sale or assignment of preemptive rights relating to shares of our common stock will be taxable in Chile and the United States.  See “Item 10: Additional Information – Taxation – Chilean Tax Considerations – Capital Gains” and “– United States Tax Considerations – Capital Gains.”  If the rights cannot be sold, they will expire and a holder of our ADSs will not realize any value from the grant of the preemptive rights.  In either case, the equity interest of a holder of our ADSs in us will be diluted proportionately.

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

Our principal executive offices are located at Vitacura 2670, Santiago, Chile. Our telephone number in Santiago is (56-2) 2427-3000, our fax number is (56-2) 2427-3333 and our website is www.ccu.cl. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19715, USA, telephone number (302) 738-6680 and fax number (302) 738-7210.  The information on our website is not incorporated by reference into this document.

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

In September 1992, we issued 4,520,582 ADSs, each representing five shares of our common stock, in an international American Depositary Receipt (“ADR”) offering.  The underlying ADSs were listed and traded on the NASDAQ, until March 25, 1999.  Since that date, the ADSs have been listed and traded on the NYSE.  On December 20, 2012, the ratio of ADSs to shares of common stock was changed from 1 to 5, to a new ratio of 1 to 2.

In 1994, we diversified our operations both in the domestic and international markets.  In that year, we purchased a 48.4% interest in the Chilean wine producer Viña San Pedro S.A. (“VSP”, today, “VSPT”). Since December 31, 2008, that interest amounts to 50.0%.  In November 1994, we and Buenos Aires Embotelladora S.A. (“BAESA”), (the PepsiCo bottler in Chile at that time) merged to create Embotelladoras Chilenas Unidas S.A. (“ECCUSA”), for the production, bottling, distribution and marketing of soft drinks and mineral water products in Chile.  In November 1999, we purchased BAESA’s interest in ECCUSA and thereafter have controlled 100% of that company.

Through CCU Argentina, we began our expansion into Argentina by acquiring an interest in two Argentine breweries: 62.7% of the outstanding shares of Compañía Industrial Cervecera S.A. (“CICSA”), was acquired during January and February 1995 and 98.8% of the outstanding shares of Cervecería Santa Fe S.A. (“CSF”), was acquired in September 1995.  In 1997, CCU Argentina increased its interest in CICSA to 97.2% and in CSF to 99.9% through the purchase of non-controlling interests.  In January 1998, we decided to merge these two breweries into one company operating under the name of CICSA.  Following the merger, CCU Argentina’s interest in CICSA was 99.2%.  In April 1998, CCU Argentina completed the purchase of the brands and assets of Cervecería Córdoba for US$8 million.  After subsequent capital increases, the last one in June 2008, our interest in CCU Argentina reached 95.9%, with Anheuser-Busch Incorporated’s (“Anheuser-Busch”) interest at 4.1%.

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

In February 2003, we began the sale of a new product for our beverage portfolio, pisco, under the brand Ruta Norte.  Pisco is a grape spirit very popular in Chile that is produced in the northern part of the country and the southern part of Peru.  Our pisco, at that time, was only produced in the Elqui Valley in Region IV of Chile and was sold throughout the country by our beer division sales force.  In March 2005, we entered into an association with the second-largest pisco producer at that time, Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. (“Control”).  This new joint venture was named Compañía Pisquera de Chile S.A. (“CPCh”), to which the companies contributed principally with assets, commercial brands and – in the case of Control – also some financial liabilities.  Currently we own 80% of CPCh and Control owns the remaining 20%.

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

In January 2004, we entered the sweet snacks business by means of a joint venture between our subsidiary ECCUSA and Industria Nacional de Alimentos S.A, a subsidiary of Quiñenco, with a 50% interest each in Calaf S.A. (which has been renamed Foods Compañía de Alimentos S.A., or “Foods”), a corporation that acquired the trademarks, assets and know-how, among other things, of Calaf S.A.I.C. and Francisca Calaf S.A., traditional Chilean candy makers, renowned for more than a century.

In December 2006, we signed a joint venture agreement with Watt’s S.A. (“Watt’s”), a local fruit related company, under which we participate in equal parts in Promarca S.A. (“Promarca”).  This new company owns the brands “Watt’s,” “Ice Frut de Watt’s,” “Yogu Yogu” and “Shake a Shake” in Chile.  Promarca granted its subsidiaries, for an indefinite period, the exclusive licenses for the production and sale of the different product categories.  Therefore, we now participate in new product categories such as 100% fruit juices and fruit, soy and dairy based beverages.

In May 2007, CPCh entered the rum market with our proprietary brand Sierra Morena and later, in 2008, added new rum brand extensions and introduced various pisco based cocktails. Its most successful one, Campanario Mango Sour, is now sold in some states in the U.S. market through Wal-mart stores under the name of “Carillon Mango.”

In December 2007, we entered into an agreement with Nestlé Chile S.A. and Nestlé Waters Chile S.A., the latter of which acquired a 20% interest in our subsidiary Aguas CCU-Nestlé Chile S.A. (“Aguas CCU”), the company through which we develop our bottled water business in Chile.  As part of this new association, Aguas CCU introduced in 2008 the Nestlé Pure Life brand in Chile.  Nestlé had a call option to increase its ownership in Aguas CCU by an additional 29.9%, which expired on June 5, 2009. On June 4, 2009 ECCUSA received a notification from Nestlé Waters Chile S.A. exercising its irrevocable option to buy 29.9% of Aguas CCU equity, within the scope of the association contract. The completion of the deal represented a profit before taxes for ECCUSA of CLP24,439 million. On September 30, 2009 in extraordinary shareholders’ meetings, Aguas CCU and Nestlé Waters Chile S.A. (“Waters Chile”) approved the merger of Waters Chile and Aguas CCU. The present shareholders of Aguas CCU are ECCUSA (50.10%), Nestlé Chile S.A. (49.401%) and Comercializadora de Productos Nestlé S.A. (0.499%).

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

In December 2011, the joint venture Viña Valles de Chile S.A. (“VDC”) was split and the Viña Leyda assets remained in VDC. After a shares swap VDC became a 100% directly and indirectly controlled subsidiary of VSPT.

In December 2011, our subsuidiary Compañía Pisquera de Chile S.A. (“CPCh”) signed a licence agreement for the commercialization and distribution in Chile of the pisco brand Bauzá. In addition, CPCh acquired 49% of the licensor company Compañía Pisquera Bauzá S.A., owner of the brand in Chile.

In September 2012, CCU acquired 100% shares of the Uruguayan companies Marzurel S.A., Milotur S.A., and Carolina S.A. and became the majority shareholder and controller of Andrimar S.A.. These companies own the assets of a business developed in Uruguay engaged in the production and marketing of bottled mineral waters under the Nativa brand, and carbonated softdrinks under the Nix brand.

In December 2012, the subsidiary Aguas CCU-Nestlé Chile S.A. completed an acquisition of 51% of the company Manantial S.A., an “HOD”, Home and Office Delivery, business of purified water in bottles with the use of dispensers. The partnership will enable Aguas CCU-Nestlé Chile S.A. to participate in a new business category, of which until today the company has had a very small presence.

Furthermore, in 2012, CCU increased its stake in VSPT to 60.45% by acquiring an additional 10.45% of the outstanding shares, as a financial investment opportunity.

CAPITAL EXPENDITURES

The capital expenditures figures for the last three years shown below reconcile to the Cash Flow statement as shown in the Consolidated Statements of Cash Flows.

Our capital expenditures for the last three years were CLP64,396 million, CLP77,847 million and CLP117,645 million, respectively, totaling CLP259,888 million, of which CLP75,655 million were invested in our beer operations in Chile, CLP50,422 million in our Argentine beer operations, CLP57,765 million in our non-alcoholic beverages operations, CLP21,562 million in our wine operations, CLP3,702 million in our spirits operations and CLP50,782 in other investments, mostly in warehouses and bottle molds, during the years mentioned above.

In recent years, our capital expenditures have been made primarily for the expansion of our production and bottling capacities, distribution chain enhancement, additional returnable bottles and crates, marketing assets (primarily coolers), environmental improvements and updating our management information systems, among others.

In 2010, a third of our capital expenditures were focused on our Chile beer division’s machinery and equipment in order to further increase its production capacity and to enhance the filtering and bottling processes. Significant amounts of our capital expenditures were also incurred in the non-alcoholic beverage division, representing approximately 19% of the total capital expenditures, principally focused on equipment, packaging and marketing assets. These investments were required to address the sales volume increase experienced in 2009. For the same reason, important investments were made in our Argentina beer division’s bottling and packaging, marketing assets and equipment.

During 2011, we dedicated 30% of our capital expenditure to the Chile beer division, with a significant amount invested in environmental enhancement in addition to the necessary investments in packaging and machinery and equipment. A major item in which CCU invested in the Beer Argentina and Non-alcoholic beverage divisions was packaging, after dedicating the necessary resources to replace and increase the production capacity. The resources dedicated to enlarge our warehouses network amounted to 10% of the total 2011 capital expenditure.

During 2012, we dedicated 24% of our capital expenditure to the non-alcoholic beverages and 22.9% to CCU Argentina. These investments were necessary to support the increase of the sales volume experienced during 2011. Also our Chile beer division required significant investments to increase bottling capacity, new packaging, and marketing assets. It was also necessary to invest in the construction of new warehouses throughout Chile in order to optimize the distribution network of all our products. The 2012 breakdown by the main concepts are principally Machinery and equipment representing 41.6%, Packaging with 19.6% and Marketing assets with 9.9%.

Our principal capital expenditures for the period 2010-2012 are displayed in the following table. See “Item 5: Operating and Financial Review and Prospects-Liquidity and Capital Resources- Capital Expenditures Commitments” for the period 2013-2016.

Business Unit	2010	2011	2012
	(in millions of CLP)
Machinery and equipment	19,451	9,795	9,136
Packaging	5,517	4,265	8,345
Marketing assets	3,035	1,879	2,460
Others	927	7,566	3,279
Beer Chile	28,930	23,505	23,220
As a percentage of Total	44.9%	30.2%	19.7%
Machinery and equipment	3,408	3,247	16,224
Packaging	3,943	5,739	7,720
Marketing assets	1,066	1,619	2,748
Others	1,066	3,389	252
CCU Argentina (1)	9,483	13,994	26,945
As a percentage of Total	14.7%	18.0%	22.9%
Machinery and equipment	5,988	4,259	15,917
Packaging	4,732	5,929	6,398
Marketing assets	4,402	3,440	4,977
Others	225	1,131	366
Non-alcoholic beverages (2)	15,347	14,759	27,659
As a percentage of Total	23.8%	19.0%	23.5%
Machinery and equipment	1,192	3,666	6,461
Facility improvement	315	2,824	278
Packaging (3)	1,542	1,088	1,127
Others	1,067	731	1,271
Wine	4,115	8,309	9,138
As a percentage of Total	6.4%	10.7%	7.8%
Machinery and equipment	178	415	1,215
Facility de-novo/improvement	174		330
Others	476	615	299
Spirits	828	1,030	1,844
As a percentage of Total	1.3%	1.3%	1.6%
Casona project	-	40	140
Warehouses	2,711	7,882	22,836
Injection and blow molds	2,982	5,742	2,399
Other	-	2586	3,464
Other	5,693	16,250	28,839
As a percentage of Total	8.8%	20.9%	24.5%
Total	64,396	77,847	117,646
(1) Beer, cider and spirits in Argentina. (2) Soft drinks, nectars, mineral water, purified water, sports beverages and tea. (3) Barrels.

Business Overview

Summary

CCU is a diversified beverage company operating principally in Chile, Argentina and Uruguay. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the second-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water and nectars producer, the largest pisco distributor and also participates in the HOD, rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard and Compañía Pisquera Bauzá S.A.. According to Paulaner’s global strategy of producing only Paulaner beer in Germany, the Licence agreement will end in June 2013. We are currently in the evaluation process to import it.

In 2012, we had consolidated net sales of CLP1,075,690 million broken down by segment as per the following schedule:

	Net Sales by segment
	(in CLP million)
	2010	Mix	2011	Mix	2012	Mix

Beer Chile	287,981	34.4%	313,017	32.3%	320,844	29.8%
CCU Argentina	156,363	18.7%	220,903	22.8%	250,996	23.3%
Non-alcoholic beverages	223,476	26.7%	248,509	25.6%	292,133	27.2%
Wine	132,293	15.8%	138,348	14.3%	149,557	13.9%
Spirits	43,218	5.2%	50,936	5.3%	63,552	5.9%
Other/Eliminations	-5,072	-0,6%	-2,162	-0.2%	-1,392	-0.1%
Total	838,258	100.0%	969,551	100.0%	1,075,690	100.0%

Beer Chile. We estimate that our share of the Chilean beer market by volume was approximately 83% in 2010, 80% in 2011 and 79% in 2012.  Our line of beers in Chile includes a full range of super-premium, premium, medium-priced and popular-priced brands of alcoholic and non-alcoholic beer, which are primarily marketed under twelve different proprietary brands and four licensed brands. Our flagship brand, Cristal, is Chile’s best selling beer, accounting for an estimated 43.5% of our 2012 beer sales by volume in Chile.  We are the only brewery in Chile with a nationwide production and distribution network. In addition, we are the exclusive producer and distributor in Chile of Heineken beer, the exclusive distributor in Chile of imported Budweiser beer and the exclusive local producer and importer of Paulaner beer.  We also distribute and produce, under license, Austral beer.

CCU Argentina.

-         Beer Argentina: We entered the Argentine beer market in 1995 by acquiring two breweries and their brands, CICSA and CSF.  Under a joint venture agreement entered into with Anheuser-Busch in 1995, we began importing, selling and distributing Budweiser beer in Argentina in March 1996.  We began production and distribution of locally produced Budweiser beer in Argentina in December 1996. Additionally, in 1998, we bought the brands and assets of Cervecería Córdoba.  In April 2008, we bought ICSA and as a result added to our portfolio the brands Palermo, Bieckert and Imperial. In addition, we are the exclusive producer and distributor in Argentina of Heineken beer and the exclusive distributor in Argentina of imported Corona, Kunstmann, Negra Modelo, Birra Moretti, Paulaner and Guinness beer brands. We estimate that our market share by volume of the Argentine beer market remained consistent at approximately 23% in 2010, 2011 and 2012.

-         Cider and other spirits: In December 2010, CICSA, our subsidiary in Argentina, acquired control of Sáenz Briones and Sidra La Victoria, entering the cider and spirits businesses in that country. These two operations are the largest in a very fragmented market and own traditional, well-recognized brands. The most important cider and spirits brands are Real, La Victoria, Saenz Briones 1888 and in spirits, El Abuelo. According to Nielsen, our cider market share was 34.9% in 2012.

Non-alcoholic beverages.  We produce and sell carbonated soft drinks, bottled water and HOD (Home and Office delivery), nectars and juices, sports and energy drinks and tea products in Chile, including our proprietary brands and brands produced under license from PepsiCo, Schweppes Holdings Ltd., Promarca, Nestlé Chile S.A. and Manantial S.A. The most relevant beverages in this segment are soft drinks: carbonated beverages (both cola and non-cola) and non-carbonated beverages, mostly fruit juices in different degrees of concentration. We also produce various types of water products including mineral water (both, sparkling and still), purified water and HOD. According to Nielse, our Chilean carbonated soft drinks market share by volume was approximately 24.3% in 2010, 24.8% in 2011, and 25.2% in 2012, and our Chilean water market share was 52.9% in 2010, 50.6% in 2011 and 52.0% in 2012.

Wine.   We entered the Chilean wine industry in 1994 with the acquisition of a 48.4% interest in VSP (today VSPT), Chile’s third-largest player in the domestic market and second-largest wine exporter. After making subsequent investments and pursuant to the merger of VSP and VT, resulting in VSPT, our affiliate CCU Inversiones S.A. currently has a 60.45% interest in VSPT. VSPT is composed of six different wineries in Chile and one in Argentina. In 2011 VSPT merged Bodega Tamari into Finca La Celia, both vineyards located in Mendoza, Argentina.. In addition, in December 2011, Viña Valles de Chile, a former non-consolidating subsidiary, was split and VSPT remained 100% owner of the resulting new vineyard of the same name. Therefore, we began consolidating the results of Viña Valles de Chile in December 2011. The wine group produces and markets a full range of wine products for both the domestic and export markets.  According to Nielsen, in 2012, VSPT’s sales by volume amounted to approximately 26.7% of total measured domestic industry sales in Chile by volume and 13.1% of Chile’s total wine export sales by volume, excluding bulk wine. VSPT’s principal vineyards are located in all principal viticulture Chilean valleys, including Maipo, Curicó, Casablanca, Leyda, Colchagua, Elqui, Cachapoal and Maule valleys, and in Argentina, VSPT’s vineyards are located in Mendoza’s valley.  VSPT’s domestic wine products are distributed through our nationwide distribution system with dedicated sales forces in several major cities, and its export products are sold in 88 different countries through distribution agents.

Spirits.  In February 2003, we began the sale of pisco, under the brand Ruta Norte. Pisco is a distilled wine spirit produced in the northern regions of Chile and the southern regions of Peru. In March 2005, we entered into an association with the second-largest pisco producer in Chile creating a new entity (CPCh) to which both companies contributed principally assets and commercial brands. Currently we own 80% of CPCh. According to Nielsen, CPCh had a 51.6% market share of the Chilean pisco industry in 2012.  In May 2007, CPCh entered the rum category with the brand Sierra Morena. We ended the year 2012 with a rum market share of 20.7%  according to Nielsen. In July 2011, CPCh begun the distribution of Pernod Ricard products through the traditional channels introducing, among other brands, Havana Club, Ballantine’s, Absolute, Chivas Regal, and Beefeater. In the last quarter of 2011 the Company entered into a license contract to distribute the Bauzá premium pisco brand, which complements the Company’s portfolio of premium brands. In addition, it acquired 49% of the licensor, Compañía Pisquera Bauzá S.A..

Other businesses

Distribution Network.   In Chile, we have an extensive and integrated distribution network for the sale and distribution of beer, soft drinks, mineral water, purified water, functional beverages, nectars, wine, pisco, rum whiskey, vodka and sweet snacks products with capacity to reach approximately 115,179 points of sale. The network includes a total of 23 owned or leased warehouses and a network of independent transportation companies handled by Transportes CCU. Sales are performed by category-specific sales forces and by Comercial CCU S.A. (“Comercial CCU”) which has a sales force of approximately 371 people who sell our products to approximately 37,085 customers in the North of Chile from Arica to Copiapó/Vallenar and in the mid-south area from Curicó/Talca through Coyhaique, except for Concepción and San Fernando City. In the far south of Chile, in Punta Arenas, Comercial Patagona does the selling for all products, reaching 819 customers. In the central parts of the country and the City of Concepción, there are dedicated sales forces that focus on single lines of products. Product distribution is carried out by Transportes CCU throughout the country or by Comercial Patagona in its territory.

In Argentina we have the capacity to reach 152,125 points of sales. Our sales and distribution network for our beer products consists of seven owned or leased warehouses, a direct sales force and 15 logistics operators reaching approximately 94,598 customers plus 73 supermarket chains. Sales are done by two independent bottlers in the south and north of Argentina.

Uruguay

In September 2012, CCU acquired 100% of the shares of the Uruguayan companies Marzurel S.A., Milotur S.A., Coralina S.A. and became the majority shareholder and controller of Andrimar S.A.. These companies own the assets of a business developed in Uruguay engaged in the production and marketing of bottled mineral waters under the Nativa brand, and carbonated softdrinks under the Nix brand. This acquisition is in line with the Company’s strategic plan, which seeks to expand its activities into new markets.

Our Beer Business in Chile

Our historical core business, our Chilean beer operation, was first established in 1850.  Since that date, our management believes we have played a leading role in the industry, with a business that in 1902, after the merger of different breweries, gave rise to our formation.

Overview.  We estimate that annual beer consumption in Chile was 693 million liters in 2012 or approximately 40 liters per capita.  The following chart shows our estimates for total and per capita consumption levels for beer in Chile for the years 2008 - 2012:

Year	Total Sales Volume (1)	Per Capita (2)
	(in millions of liters)	(liters)

2008	603	36
2009	598	35
2010	624	37
2011	674	39
2012	693	40
(1) Based on our sales data, competitors’ publicly available information, equity research analyst reports, import and export data from customs authorities. Includes microbreweries sales.
(2) Population estimated in accordance with Chile’s national census of April 2002.

We estimate that the total beer market increased by approximately 2.9% in terms of volume sold during 2012 as compared to 2011, after growing an average of 3.6% per year between 2008 and 2012. We believe that the positive growth of the beer market in the period of five years is the result of the actions taken by us since 2001 to increase beer consumption in Chile with new products, new packaging and by consumption occasions, in addition to positive Chilean economic conditions. The market decreased in 2009 primarily a result of the effects of the global financial crisis in Chile, which led to increased unemployment and decreased consumption. After the February 27, 2010 earthquake, the unemployment rate decreased from 9.1% to 7.1% thereby increasing consumption and resulting in a 4.4% total sales volume increase in the beer market. CCU’s sales volume grew only by 1.5%, less than the total market growth rate of 4.4%, due to the temporary lack of product supply after the Santiago brewery plant was damaged by the earthquake. Although we were able to resume production activities within a month after the earthquake, this period of inactivity gave an advantage to other market players. The 6.0% Chilean economic growth in 2011 and 5.6% in 2012 and the consequent high employment rates are the basis for the vigorous beer industry increase.

There are three principal Chilean manufacturers: us, Cervecería Chile and Cervecería Austral, whose principal brands of beer in Chile are Cristal, Becker and Austral, respectively.  According to our estimates, during 2012, we and Cervecería Chile accounted for approximately 79%  and 14%  of total beer sales in Chile, respectively.  In November 2000, we acquired a 50% stake in Cervecería Austral, located in the city of Punta Arenas.  This brewery has an annual nominal production capacity of 7.1 million liters and had less than 1% market share during 2012.  In October 2001, Cervecería Austral entered into a license agreement with our subsidiary CCU Chile to produce and sell our brand Cristal, as well as any other brand owned by or licensed to CCU Chile in the southern part of Chile.  During 2003, Cervecería Austral began the production and sale of our brands Cristal, Escudo and Dorada. In May 2002, we acquired a 50% stake in Compañía Cervecera Kunstmann S.A., located in the city of Valdivia. In November 2006, we acquired additional shares of Kunstmann that allowed us to consolidate this subsidiary into our financial statements since that month. Sales of imported beer represent an estimate of 7%  and microbreweries account for 0.7%  of the total beer industry volume in 2012.

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

Beer Production and Marketing in Chile.   The production, marketing and sales of beer in Chile are our principal activities, generating net sales of CLP287,981 million, CLP313,017 million and CLP320,844 million, or 34.4%, 32.3%, and 29.8% of our total net sales, in the last three years, respectively.  Our sales of beer by volume in Chile increased 1.1% in 2012 primarily as a result of consumption deceleration experienced in 2012 mainly as a consequence of higher mainstream discounts in the traditional channel, growing imported brands and microbreweries.

The following table shows our proprietary brands, brands produced under license and brands imported under license for the Chilean market:

Super-Premium	Premium	Special	Popular-priced
beer brands	beer brands	beer brands	beer brands
Royal Guard	Cristal	Lemon Stones	Dorada
Royal Light	Cristal Cero 0°
Heineken (1)	Cristal Black Lager
Budweiser (1) (2)	Cristal Light
Paulaner (1)	Escudo
Austral (1)	Morenita
Kunstmann
D'olbek

(1) Produced under license (2) Imported

Cristal is our principal and best selling beer brand in Chile. Cristal Cero 0° was introduced in December 2008 and is an alcohol free beer with regular beer-like taste. Cristal Light was introduced in September 2012 to develop the light beer market in Chile and has lower alcohol content. Also in September 2012 we launched a new 1.2 liter returnable beer package to support and enhance the traditional channel and returnability.   Escudo, Chile’s second most popular beer, is targeted to young-adult consumers.  Royal Guard is our single, proprietary, super-premium brand. Royal Light is a light beer extension of the Royal Guard line and contains lower alcohol content.  Morenita is a dark beer and Dorada is a discount brand.  Lemon Stones is a lemon flavored sweetened beer, with 2.5% alcohol content.  Kunstmann is a specialty beer produced in a variety of flavors.

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

Additionally, we produce, bottle and distribute Paulaner beer under license from Paulaner Brauerei AG, which is controlled by the BrauHolding International GmbH Group, a joint venture between Heineken and the Schörghuber Group. The current Import and License agreement, executed in 1995, which supersedes all prior agreements, provides us with the exclusive right to produce in Chile super-premium beer under the Paulaner label and distribute in Chile a variety of additional imported Paulaner products. It has a five year term, beginning in May 1995, automatically renewable for successive five-year periods unless otherwise notified by any party.  According to Paulaner’s global strategy of producing only Paulaner beer in Germany, the Licence agreement will end in June 2013. We are currently in the evaluation process to import it. The Schörghuber Group was, until April 2003, one of the two beneficial shareholders of IRSA, our major shareholder.

In October 1996, we and Anheuser-Busch entered into an agreement granting us the exclusive right to distribute Budweiser beer in Chile.  During 2004, we and Anheuser-Busch entered into a new distribution agreement, with a 12-year term, ending December 2015.  See “Item 3: Key Information – Risk Factors.”

In October 2001, we signed a license agreement with Cervecería Austral S.A. for the production of the Austral brand by our beer division.  This agreement has a fourteen-year term, automatically renewable for a seven-year term if certain conditions are fulfilled.  This agreement can be extended for an additional seven-year period if both parties express such intention in writing.

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

Our beer products sold in Chile are bottled or packaged in returnable and non-returnable bottles, aluminum cans or stainless steel kegs at our production facilities in the Chilean cities of Santiago and Temuco, and in Antofagasta until July 2009.  During the last three years we sold our beer products in Chile in the following containers:

Percentage of Total Beer Products Sold
Container	2010	2011	2012

Returnable (1)	55%	53%	49%
Non-returnable (2)	40%	42%	47%
Returnable kegs (3)	4%	4%	4%
Total	100%	100%	100%

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

Raw Materials and other Supplies. The main raw materials used in our production of beer are malt, rice, water and hops.  We obtain our supply of malt from local producers and from Argentina. We have long-term contracts with suppliers for malt supply.  Rice is sourced from local and international suppliers in spot transactions.  We pre-treat rice in order to ensure that it meets our standards of quality.  We import hops mainly pursuant to contracts with international suppliers in the United States, which permit us to secure supplies for periods of up to four years.

Water is essential in the production of beer.  We obtain all of our water from wells located at our plants and/or from public utilities.  The water is treated at facilities located at our plants to remove impurities and to adjust the characteristics of the water before it is used in the production process.

We maintain testing facilities at each of our plants and factories where raw materials are tested.  Additionally, samples of beer are analyzed at various stages of production to ensure product quality.  Samples of Heineken and Cristal beer are periodically sent to Holland to verify the quality of the product.

We generally purchase all of the glass bottles used in our beer packaging from the main local glass supplier in Chile, Cristalerías Chile S.A., under three-year agreements.  During 2012, all of our requirements for aluminum cans were purchased from a global supplier, Rexam Chile S.A., but if price and delivery conditions are favorable, cans can be imported. During 2012, Rexam increased its cans capacity in Chile by 25%. Our kegs used for draft beer are purchased from various suppliers outside Chile.  We obtain the labels for our beer products mainly from local suppliers. Plastic caps are mainly purchased from two suppliers in Chile. Crowns are currently imported from Brazil and Mexico.

Prices of main raw materials used in beer production in Chile are tied to the U.S. dollar, and have fluctuated in Chilean peso terms due to general commodity price fluctuations in international markets as well as to the variation of the Chilean peso against the U.S. dollar.

We believe that all of the contracts or other agreements between us and third-party suppliers, with respect to the supply of raw materials for beer products, contain standard and customary commercial terms and conditions.  We do not believe we are dependent on any one supplier for a significant portion of our raw materials. During the past ten years, we have not experienced any material shortage or difficulties in obtaining adequate supplies of necessary raw materials, nor do we expect to do so in the future.

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

In October 2005, we launched Comercial CCU, a subsidiary responsible for a single sales force dedicated to selling our beverage and sweet snack products, in order to capture synergies and focus on sales execution.  Originally, this plan was piloted in rural areas and small cities in southern Chile.  As of 2008, the territory covered by Commercial CCU S.A. has expanded to include the north of Chile from Arica to Copiapó/Vallenar, and the south, from Curicó to Coyaique except for the cities of Concepción and San Fernando.

After production, bottling and packaging, our beer is either stored at one of the three production facilities or transported to a network of 23 owned or leased warehouses that are located throughout Chile.  Beer products are generally shipped from the region of production to the closest warehouse, allowing us to minimize our transportation and delivery costs.

As of December 31, 2012, we had more than 36,932 customers in Chile for our beer products. None of our customers accounted for more than 2% of our total beer sales by volume, with the exception of three large supermarket chains that represented in the aggregate 26.3% of our total beer sales by volume.  During 2012, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains. We do not maintain any long-term contractual arrangements for the sale of beer with any of our customers in Chile.

In 2012, we had a dedicated sales force of approximately 189 salespeople, responsible for sales of our beer and other products in the territories not covered by Comercial CCU or Comercial Patagona. This sales force uses a pre-sell system, like the rest of CCU’s sales platform, and covers approximately 22,410 clients, including 26 supermarket chains, which represent 880 points of sales.

Our customers make payment for our products either in cash at the time of delivery or in accordance with one of various credit arrangements.  Payment on credit sales for beer is generally due 28 days from the date of delivery. Credit sales accounted for 33%, 35%, and 36% of our beer sales in Chile in the last three years. Losses on credit sales of beer in Chile have not been significant.

Beginning in October 2001, all of the warehouses and transportation companies used to store and deliver all of our products are managed on a consolidated basis by our subsidiary Transportes CCU Ltda.

We distribute our beer products throughout Chile to:

•         off-premise retail: small and medium-sized retail outlets, which in turn sell beer to consumers for take-out consumption;

•         on-premise retail: retail establishments such as restaurants, hotels and bars for on-premise consumption;

•         wholesalers; and

•         supermarket chains.

In the last three years, the percentage mix of the above distribution channels for our beer products in Chile was as follows:

Percentage of Total Beer Products Sold
Distribution Channels	2010	2011	2012

Off-premise retail	37%	37%	37%
On-premise retail	15%	15%	14%
Wholesalers	20%	20%	19%
Supermarkets	27%	28%	30%
Total	100%	100%	100%

The following table sets forth our beer sales volume breakdown in Chile by category, during each of the last three years:

Category	2010	2011	2012

Super-premium	13%	14%	15%
Premium	82%	81%	81%
Special	1%	1%	1%
Popular-priced	3%	4%	4%
Total	100%	100%	100%

The following table sets forth the changes in the average price per liter to our customers for beer for the periods indicated:

	Beer Chile ( in CLP)

	2010	2011	2012

Average price per liter	550.65	574.29	581.71
% growth	2.4	4.3	1.3

Seasonality.   As a result of the seasonality of the beer industry, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth calendar quarters (i.e., those months corresponding to the holidays as well as the summer vacation season in Chile).

The following table shows our annual sales volume of beer in Chile, excluding exports, by quarter in the last three years:

Year	Quarter	Sales Volume	% of Annual
		(millions of liters)	Sales Volume

2010	1st quarter	139.0	27.0
	2nd quarter	104.5	20.3
	3rd quarter	109.2	21.2
	4th quarter	162.1	31.5
	Total	514.8	100

2011	1st quarter	152.3	28.3
	2nd quarter	101.4	18.8
	3rd quarter	109.1	20.3
	4th quarter	175.7	32.6
	Total	538.6	100

2012	1st quarter	160.9	29.6
	2nd quarter	107.2	19.7
	3rd quarter	111.5	20.5
	4th quarter	164.5	30.2
	Total	544.2	100

Geographical Markets.   Our principal beer production facility is located in Santiago. Santiago and the surrounding areas (referred to as the Metropolitan Region) account for approximately 40% of the population of Chile and accounted for approximately 36% of our beer sales by volume in 2012. We also have one additional beer production facility (Temuco) located in the southern region of the country. Until July 2009 we also operated a bottling facility in Antofagasta. Currently all of our brands are supplied and distributed from these two production facilities.

Competition.   Our principal competitor in the beer business is Cervecería Chile (a subsidiary of Anheuser Busch InBev), which commenced operations in Chile during the second half of 1991, resulting in a loss of market share for us.  Nevertheless, after experiencing a market share of 86% in both 1994 and 1995, we were able to recapture our lost market share, reaching 90% market share in 2004.  However, in 2005, Cervecería Chile launched a new product which negatively affected our market share, and in 2006, we had a market share of 86% which we maintained until 2008. Our market share dropped to 83% in 2010, 80% in 2011, and in 2012 reached 79%. The drop in market share was a result of two principal factors: first, we experienced inventory issues for the period that followed the February 27, 2010 earthquake, which gave imported beers and our competitors an opportunity to increase their market share, and second, we have faced more aggressive competitive price pressures, and increased competition from imports and microbreweries in the market.

Our estimated share of the Chilean beer market over the last five years is as follows:

Year	Our Chilean Market Share for Beer (*)

2008	86%
2009	85%
2010	83%
2011	80%
2012	79%

(*) Includes beer sold directly by Austral and Kunstmann

Our competitor, Cervecería Chile, has one production facility located in Santiago and distributes its products throughout the country.  Cervecería Chile uses third-party distributors in both Region I in the north, and in the city of Castro in Region X to the south.  During the last few years, they supplemented their production by importing products from surrounding markets and from the United States. We estimate that the sales of Cervecería Chile’s brands of beer by volume accounted for approximately 13% of total beer sales in 2010, 14% in 2011 and 14% in 2012.

Despite the high cost of shipping beer to Chile and the competitive advantage inherent to domestic producers as a result of Chile’s returnable glass bottle system, imported beer is becoming a more significant component of the Chilean beer market, in particular in the one-way packaging segment, in part supported by a stronger Chilean currency and the low cost of freight.  We estimate that imports and microbreweries accounted for 6.5% and 0.7%, respectively, of total beer sales by volume during 2012.

Although there are currently no significant legal or regulatory barriers to entering the Chilean beer market, substantial investment would be required to establish or acquire production and distribution facilities and bottles for use in Chile’s proprietary returnable bottling system, and to establish a critical mass in sales volumes.  Nevertheless, if long-term economic conditions in Chile continue to be favorable, other enterprises may be encouraged to attempt to enter the Chilean beer market.  In addition, our beer brands in Chile may face increased competition from other alcoholic beverages, such as wine and spirits, as well as from non-alcoholic beverages, such as soft drinks.

Our Business in CCU Argentina

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

In December 1995, we entered into a joint venture agreement pursuant to which Anheuser-Busch acquired a 4.4% interest in CCU Argentina.  The agreement involved two different contracts: an investment and a licensing contract.  The licensing contract was extended until 2025 and grants CCU Argentina the exclusive right to produce, package, market, sell and distribute Budweiser beer in Argentina.  In June 2008, after the last capital expansion, Anheuser-Busch reduced its interest in CCU Argentina to 4.04% and we increased our participation to 95.96%. In December 2010, our subsidiary Inversiones Invex CCU Ltda. acquired a 4.04% equity stake in CCU Argentina from Anheuser-Busch Investment, S.L.. After the acquisition, CCU, through its subsidiary Inversiones Invex CCU Ltda., became the sole equity holder of CCU Argentina.

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

In April 1998, CCU Argentina paid approximately US$8 million to acquire the brands and assets of Cervecería Córdoba.  After the resolution of certain labor issues, we began the production of the Córdoba brand at our Santa Fe plant during the middle of 1998.

In April and June 2008, CICSA paid an aggregate amount of US$88 million to acquire ICSA.  Among other assets, ICSA owns the Bieckert, Palermo and Imperial beer brands, and a brewery in Luján, Buenos Aires, which has a nominal production capacity of 270 million liters per year. Pursuant to the acquisition of ICSA in April 2008, it was merged with CICSA in July 2008.

In 2011, we started to export Schneider beer to Paraguay which represented 4.4% of the total beer volume sales of CCU Argentina.

In 2012, the Company began the migration process to its new proprietary returnable bottle in place of the generic container currently in the industry. The decision of this important project was based primarily on the change introduced by the main market player, who in 2011 started to replace the use of generic packaging by a proprietary container for one liter returnable products. The proprietary container’s use implies important changes in logistics processes, including the adaptation of the building structure of plants, the acquisition of specific equipment, the adaptation of production lines and agreements with bottle’s suppliers and crates in order to achieve the timely supply of inputs required. This transition process requires significant investments between 2012 and 2017 mainly in packaging, equipment and infrastructure. To financing these investments, bank loans were obtained in local currency with long repayment periods, eliminating the risk of exchange rate and interest rate fluctuations thereby minimizing the fluctuation risk.

In December 2012, an agreement was signed between CCU, Heineken and Bebidas Del Paraguay to distribute Heineken brands in Paraguay.

The Argentine Beer Market.   The Argentine beer market is estimated by us to be almost three times the size of Chile’s.  Traditionally, beer and wine have been the principal alcoholic beverages consumed in the country. We estimate that annual beer consumption in Argentina was 1,809 million liters or approximately 44 liters per capita in 2012.

The table below sets forth our estimates of beer consumption in Argentina during each of the last five years:

Year	Volume	Per Capita (*)
	(in millions of liters)	(liters)
2008	1,716	43
2009	1,719	43
2010	1,753	43
2011	1,817	44
2012	1,809	44
(*) Population estimated in accordance with Argentina’s national census of 2001.

We estimate that total beer consumption in Argentina increased at a four-year compounded annual growth rate of 1.1% between 2008 and 2012.  During 2012, the Argentine beer market decreased 0.5%.

Since January 2006, the Argentine Government has adopted different methods to directly and indirectly regulate price increases of various consumer goods, including bottled beer, in an effort to slow inflation.  Wholesale price increases are negotiated between the producer and the purchaser as a result of competitive situations in the industry and require government approval for each beer company.  Prices to consumers are determined by the negotiated wholesale price, as impacted by the producer's product pricing strategy.  In order to optimize its profit margins, the producer must carefully manage its product and channel mix and trade discounts.

Production and Marketing in Argentina.  Our operation in Argentina generated net sales of CLP 250,996 million and CLP220,903 million representing 23.3% and 22.8% of our total net sales in 2011 and 2012, respectively.  The increases during this period were the result of higher prices and volumes.

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
Paulaner (2)
Imperial
Kunstmann (2)
Birra Moretti (2)
Otro Mundo

(1) Produced under license
(2) Imported

Schneider is our principal proprietary brand in Argentina, accounting for 21.2% of our Argentine sales volume in 2012.  We began local production of Budweiser brand beer in December 1996.  Budweiser beer represented 31.7% of our Argentine sales volume in 2012. Since February 2002, our Budweiser one-liter returnable bottle, the principal format in the market, has been priced at the same level as the leading brand in the market.  In June 2003, we began selling locally produced Heineken beer. Our Schneider brand is sold in two varieties-regular lager and dark lager; the Salta brand is sold in regular and dark varieties, and the Santa Fe and Córdoba brands are sold only as regular lager. During 1997, we began to import Guinness beer from Ireland, making Argentina the only country in South America where Guinness draught is sold.  During 2001, we began importing Corona beer from Mexico, and during 2005 and 2007, we also began importing Negra Modelo beer from Mexico and Paulaner beer from Germany. In April 2008, we bought the brands Imperial, Palermo and Bieckert along with the production facility in Luján and in October 2008, we started importing Kunstmann. In 2009, we introduced Otro Mundo and the Italian imported brand, Birra Moretti. During 2012, we exported 8.82 million liters of beer from Argentina to other countries, representing 2.1% of CCU Argentina’s beer sales volume.

Our beer products are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans, or stainless steel kegs at our production facilities.  During the last three year, we sold our beer products in Argentina in the following packaging formats:

Percentage of Total Beer Products Sold

Container	2010	2011	2012
Returnable (1)	85%	83%	80%
Non-returnable (2)	14%	16%	19%
Returnable kegs (3)	1%	1%	1%
Total	100%	100%	100%

(1) Returnable beer containers include glass bottles of various sizes.
(2) Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.
(3) Returnable kegs refer to stainless steel containers in assorted sizes.

The license agreement between CCU Argentina and Anheuser-Busch, which provides CCU Argentina with the exclusive right to produce, package, market, sell and distribute Budweiser beer in Argentina, had an initial term of 20 years commencing in December 1995, which in March 2008, was extended to December 2025.  Among other things, the license agreement includes provisions for both technical and marketing assistance from Anheuser-Busch.  Under the license agreement, CCU Argentina is obligated to purchase certain raw materials from Anheuser-Busch or from suppliers approved by Anheuser-Busch.  We began distribution of our locally produced Budweiser in December 1996.  See “– Sales, Transportation and Distribution.”  In addition, the license agreement is subject to certain specified market share targets and marketing expenditures.  During the third quarter 2000, we and Anheuser-Busch signed an export agreement to supply Budweiser from Argentina to Paraguay and Chile.   In August 2003, the license agreement was modified, with regard to certain targets, to adjust it to the current economic situation of the Argentine market. At the end of 2011, the agreement to supply Budweiser from Argentina to Paraguay was ended.

On April 28, 2003, CCU Argentina and Heineken Brouwerijen B.V., a subsidiary of Heineken International B.V., signed license and technical assistance agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Argentina commencing June 18, 2003. On October 12, 2011, we and Heineken International signed the Amended and Restated versions of the Trademark License Agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina, in force as of January 1, 2011. These agreements have an initial term of 10 years, and shall automatically be renewed each year (January 1) for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires. Heineken beer is the second-largest brand in terms of volume in the super-premium segment in Argentina.

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

In November 2011, we signed an addendum to the contract with Cerveceria Modelo S.A., including a clause which specifies the automatic renewal of the contract for a period of four years, unless either party, with 90 days’ notice, opts for non-renewal, or the importer does not meet the minimum purchase requirements.

Raw Materials and other Supplies.  The main raw materials used in the production of our beer products in Argentina are malt, corn syrup, water and hops. Rice is used in the production of Budweiser beer. During 2012, we continued obtaining malt, corn syrup and rice only from local suppliers.

Other raw materials are obtained from local and international suppliers in spot transactions, annual contracts and/or long term agreements, as is the case of hops, a critical raw material for process of production.  All purchased raw materials are tested in order to ensure that they meet our standards of quality.

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

We generally purchase all of our glass bottles from the main national glass supplier in Argentina, Rigolleau/Cattorini, and we started to purchase from Cristalerias Rosario, a local Company subsidiary of Owens Illinois. During 2012, all of our requirements for aluminum cans were purchased from Rexam Argentina S.A. Kegs used for draft beer are purchased from various suppliers in Europe. Plastic storage and carrying crates, as well as the labels (included alufoil) for beer products and crowns, are obtained from local and international suppliers.

Prices of main raw materials used in beer production in Argentina have not remained stable in dollar terms. Currently, the real inflation is at an annual rate of 12%. Also, from time to time, prices of agricultural products vary depending on demand and supply factors.

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

We have the capacity to reach 152,125 points of sale in Argentina with our direct and indirect sales force. More than half of our beer in Argentina is sold and distributed through third-party sales and distribution chains in the regions surrounding the cities of Santa Fé, Salta, Córdoba, Rosario and Buenos Aires.  In recent years, we reduced the number of our distributors and replaced some of them with larger ones, among which there are currently three bottlers, one in the south, another in the north and the third in the northeastern region of Argentina.  As of December 31, 2012, we had a direct sales force which sold our beer products to approximately 56,759 customers within the Salta, Santa Fé, Córdoba, Rosario, the Federal Capital and its outlying metropolitan area, in addition to 73 regional and national supermarket chains throughout the country. None of our customers individually accounted for more than 1.7% of our total beer sales by volume, with the exception of two large distributors that represented in the aggregate 19% of our total beer sales by volume.

Our Argentine beer customers either make payments for our products in cash at the time of delivery or through one of our various credit arrangements.  Payment on credit sales is currently due 7 days from the date of delivery to wholesalers, and an average of 60 days of delivery to supermarkets. Credit sales accounted for 74%, 56% and 76% of our beer sales in Argentina in the last three years, respectively.  Losses on credit sales of beer in Argentina have not been significant.

In Argentina, though most beer is sold to wholesalers, we also sell our products to retailers and supermarket chains. In the last three years, the percentage mix of the above distribution channels for our beer products in Argentina was as follows:

Percentage of Total Beer Products Sold

Distribution Channels	2010	2011	2012
Wholesalers	64%	53%	52%
Retailers	22%	34%	32%
Supermarkets	14%	14%	16%
Total	100%	100%	100%

The following table sets forth our beer sales volume in Argentina by category during each of the last three years, including exports to other countries:

Category	2010	2011	2012
Super-premium	15%	16%	17%
Premium	40%	39%	62%
Medium-priced	26%	26%	0%
Popular-priced	19%	18%	21%
Total	100%	100%	100%

The following table sets forth the changes in the average price per liter to our customers for beer for the periods indicated:

	Beer Argentina ( in CLP)

	2010	2011	2012

Average price per liter	366.82	447.51	524.76
% growth	6.6	22.0	17.3

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

Year	Quarter	Sales Volume(*)	% of Annual
		(millions of liters)	Sales Volume
2010	1st quarter	118.2	28.5
	2nd quarter	77.8	18.8
	3rd quarter	84.6	20.4
	4th quarter	133.6	32.3
	Total	414.2	100

2011	1st quarter	126.4	29.1
	2nd quarter	82.8	19.0
	3rd quarter	88.0	20.3
	4th quarter	137.4	31.6
	Total	434.6	100

2012	1st quarter	123.7	29.0
	2nd quarter	74.8	17.5
	3rd quarter	89.2	20.9
	4th quarter	138.9	32.6
	Total	426.5	100

(*) Information for 2012 does not include exports to Chile.

Geographical Markets.  Our beer production facilities in Argentina are located in Santa Fe, Salta and Luján.

Beer production facilities in Argentina 2012

Location	% of Argentina's population	% of sales volume CCU Argentina
Santa Fe	8.2	9.8
Salta and Jujuy	4.4	7.2
Buenos Aires - Luján	47.4	33.6

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

According to the information made public by our competitors and our estimates for CASA Isenbeck, the different brewing groups had the following market shares in 2012: AmBev-Quilmes, 74%; us, 23%; and SABMiller (Warsteiner until November 2010), 3%.

The following table shows our market share in the Argentine market over the past five years:

Our Argentine Market Share for Beer

Year	Estimated Market Share
2008	21%
2009	22%
2010	23%
2011	23%
2012	23%

Quilmes, the beer market leader in Argentina and our principal competitor, also has beer operations in Chile, Paraguay, Uruguay and Bolivia. As of December 31, 2012, Quilmes had five breweries in Argentina with an estimated total annual production capacity of 1.3 billion liters.  Quilmes’ large size enables it to benefit from economies of scale in the production and distribution of beer throughout Argentina.

We estimate that Quilmes’ average market share in 2012 decreased to 74% from 82% in late 1994.  At that time, Companhia Cervejaria Brahma, one of the two largest beer producers in Brazil, commenced production at its new brewery in Luján, near Buenos Aires, which at present belongs to CCU Argentina.  In addition, Warsteiner (today SABMiller), a large German brewer, commenced production at its new brewery in Zárate, also near Buenos Aires, with an annual production capacity estimated to be approximately 140 million liters.  Prior to commencing production in Argentina, Companhia Cervejaria Brahma and Warsteiner competed in the Argentine market with imported beer.  In July 1999, the merger of Companhia Cervejaria Brahma and Companhia Antarctica Paulista was announced, creating AmBev.  This merger was finally approved in March 2000, creating one of the largest beverage producers in the world.

In May 2002, AmBev and Quilmes announced that pursuant to an agreement between both parties, AmBev would transfer all of its beer assets in Argentina, Bolivia, Paraguay and Uruguay to Quilmes in exchange for 26.4 million new B shares of Quilmes.  Additionally, according to that announcement, AmBev would purchase from the controlling shareholders of Quilmes 230.92 million class A shares for US$346.4 million.  The agreement further stipulated that AmBev can purchase at the end of a seven-year period the remaining Quilmes shares owned by the current controlling group, the Bemberg family, with AmBev shares.  The Bemberg family had the option to sell to AmBev their remaining class A shares during a period beginning with the end of the first year and ending with the seventh year after the agreement was announced.  This option was exercised in April 2006.  This transaction was approved by the Argentine antitrust authorities on January 13, 2003, subject to the condition that AmBev and Quilmes divest themselves of certain brands and the AmBev plant in Luján, near Buenos Aires, to a company currently not present in the Argentine beer market.  On February 14, 2003, through our subsidiary CICSA, we filed a complaint before the Argentine federal courts in order to be eligible to participate in the acquisition of these assets. In February 2006, the Argentinean Supreme Court of Justice ruled against our complaint.  In December 2006, the Argentine authorities approved the sale of these assets to ICSA, a company owned by local investors.  On March 3, 2004, AmBev and Interbrew announced an agreement to merge the two companies, creating the world’s largest brewer under the name InBev.  This merger was closed in August 2004. On November 18, 2008 Anheuser Busch and Inbev merged creating the global beer leader. Consolidation in the beer industry has resulted in larger and more competitive participants, which could change the current market conditions under which we operate. See “Item 3: Key Information-Risk Factors-Consolidation in the beer industry may impact our market share.”

Due to the high cost of shipping beer to Argentina and the competitive advantage inherent to domestic producers as a result of Argentina’s returnable glass bottle system, we estimate that imported beer sales accounted for less than 0.5% of the total sales volume in 2012.

Our beer brands in Argentina also face competition from other alcoholic beverages, such as wine and spirits, as well as from non-alcoholic beverages, such as soft drinks.

Excise taxes for the beverage industry in Argentina have been subject to variations in the past.  The last modification was in 1999 and has been applicable since January 2000.  The following table shows current Argentine excise beverage taxes:

Product Type	1999 Excise Taxes	Current Excise Taxes
Non-Alcoholic Beverages
Flavored soft drinks, mineral water and juices	0% - 4%	4.17% - 8.7%

Alcoholic Beverages
Beer	4%	8.7%
Whisky	12%	25%
10-29% alcohol content	6%	25%
30% or more alcohol content	8%	25%
Wine-cider	6%	0%

Future changes in excise taxes in Argentina could adversely affect our sales volume, market share and Operating result margins.

Cider and other spirits Business in Argentina

Overview.   On December 27, 2010, CICSA acquired equity interests in Saénz Briones S.A. and Sidra La Victoria S.A. Through this transaction, CICSA became the controlling shareholder of these companies. These companies own the assets used in the production, packaging and marketing of cider and other spirits businesses in Argentina, which are marketed through several brands, including Sidra Real and Sidra La Victoria.

Performance. Cider volumes were 1.8% higher in 2012 than in 2011, and we had an estimated market share of 34.9%. During 2012, we continued to work towards the target of gradually softening the seasonality of cider sales.

Our Non-Alcoholic Beverage Business

Overview.   We have produced and sold soft drinks in Chile since 1902.  In November 1994, we merged our soft drink and mineral water businesses with the one owned by BAESA in Chile (PepsiCo’s bottler at that time) creating ECCUSA for the production, bottling, distribution and marketing of soft drink and mineral water products in Chile.  Thereafter, we began producing PepsiCo brands under license (currently Pepsi, Pepsi Light, Seven Up, Seven Up Light, Mirinda, Gatorade and Lipton Ice Tea).  On November 29, 1999, we purchased 45% of ECCUSA’s shares owned by BAESA for approximately CLP54,118 million.  Since that date, we own 100% of ECCUSA’s shares.  However, we have had control of ECCUSA since January 1998 after the shareholders agreement was amended.  In January 2001, ECCUSA and Schweppes Holdings Ltd. signed an agreement to continue bottling Crush and Canada Dry brands.  See “Non-Alcoholic Beverage Production and Marketing in Chile.” Prior to November 1994, we independently produced, bottled and distributed carbonated and non-carbonated soft drinks in Chile.

Our line of soft drink products included our own proprietary brands, in addition to brands produced under license from Cadbury Schweppes plc. (currently Crush, Crush Light, Canada Dry Agua Tónica, Canada Dry Agua Tónica Light, Canada Dry Ginger Ale, Canada Dry Ginger Ale Light, Canada Dry Limón Soda and Canada Dry Limón Soda Light) and from PepsiCo (currently Pepsi, Pepsi Light, 7Up, 7Up light, Mirinda, Gatorade, Lipton Ice Tea and Kem Slice).

Under a similar licensing arrangement with Watt’s, a local fruit company, we bottled and distributed Watt’s nectar products in Chile from 1977 until December 2006. Presently, Promarca, owned by us and Watt’s 50-50%, is the owner of the brand and we produce, bottle and distribute nectar products in bottles under Promarca’s license. In 2011 we introduced several new product offerings, including Frugo, a soft drink containing fruit juice, Watt’s Clear, a nectar with grapes and apple/raspberry flavoring, Pop  from Bilz and Pap, Kem Xtreme Girl, the first zero-calory energy soft drink developed for women, Kem by Slice, Lipton Feel Green in two flavors and powder Gatorade. We also produce, bottle and/or distribute sports drinks (Gatorade) and tea (Lipton) under a license with PepsiCo and our own brand energy drinks (Kem Extreme) as well as energy drinks under a license with PepsiCo (imported SoBe Adrenaline Rush).

We have been in the bottled water business since 1960, and since December 2007 this business is conducted by Aguas CCU which, since June 2009, is 50.1% owned by us and 49.9% owned directly or indirectly by Nestlé Chile S.A. Under our two proprietary brand names, Cachantun and Porvenir, we bottled and nationally distribute mineral water from our own two natural sources located within the central region of Chile. In September 2008 we added the Nestlé Pure Life brand, a purified water of the highest quality standards produced and distributed under a license with Nestlé Chile S.A.. In addition, we distribute the imported brand Perrier.

In December 2012, our subsidiary Aguas CCU Nestlé Chile S.A. acquired 51% of the ownership of the company Manantial S.A., which enable us to participate more actively in the Home and Office Delivery business.

As of 2012, CCU has adopted the application of the International Financial Reporting Standards (IFRS) No. 11 Joint Arrangements. This change in accounting policy implies that investments held in joint agreements such as Promarca S.A., in which we have a 50% ownership interest, are changed from the equity method to accounting for assets, liabilities, revenues and expenses relating to its ownership share in a joint operation. The effects of this accounting change in the consolidation scope have an impact at Operational Result level, but no effect on Net income or Equity.

The Chilean Non-Alcoholic Beverage Market.  Commercial soft drink production was first established in Chile by us in 1902, and mineral water production began in 1960. In July 1977 CCU signed a contract with Watt’s which enabled the Company to start the production and distribution of nectars under the same brand.

The soft drink market in Chile consists of both carbonated and non-carbonated beverages.  The principal types of carbonated beverages are colas and non-colas.  The principal non-carbonated beverages are fruit nectars and fruit juices, which are estimated to have accounted for approximately 20% of our total non-alcoholic beverage sales by revenues in 2012.

The table below sets forth our estimates of total and per capita consumption of non-alcoholic beverage in Chile during each of the last five years:

Non-Alcoholic Beverage Sales
	Volume (1)				Liters Per Capita (2)
	(in millions of liters)
Year	Carbonated Soft Drinks	Nectars (3)	Mineral Water	Total	Carbonated Soft Drinks	Nectars (3)	Mineral Water	Total

2008	1,989	287	186	2,461	119	17	11	147
2009	1,953	296	183	2,432	115	17	11	143
2010	2,037	335	193	2,565	119	20	11	150
2011	2,070	379	206	2,655	120	22	12	154
2012	2,184	416	249	2,849	125	24	14	164

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

The following table sets forth our estimates as to the percentage of total carbonated soft drinks production in Chile, represented by each of the two principal categories of carbonated soft drinks during the last three years:

Type	2010	2011	2012

Colas	58%	57%	58%
Non-colas	42%	43%	42%
Total	100%	100%	100%

Since the creation of the ECCUSA joint venture in November 1994, the two principal soft drinks producer groups in Chile have been (i) the licensees of The Coca-Cola Company (“TCCC”), consisting of two companies with 14 bottling plants, Coca Cola Andina and (ii) us.  Since August 1998, private labels have had increasing participation in the industry at a relatively steady level representing 2% of the total carbonated soft drink sales in Chile in 2012.  Distribution of these brands is concentrated in the supermarket channel where they constituted a 10.5% market share in 2012.  Additionally, discount brand producers have entered the market and represented 4% of the soft drinks market in 2012.  Due to the strong presence of local producers, the high cost of transportation and the existing returnable bottle system that accounts for a large portion of soft drink sales volume, we believe that there is no significant market for imported soft drinks in Chile, which were estimated to represent less than 1% of all soft drinks sales by volume in 2012.

The bottled water market in Chile is comprised of both carbonated and non-carbonated mineral water, and purified water.  As with the soft drink market, approximately 94% of all mineral water in Chile is processed and marketed by two entities, us and Vital Aguas S.A., a subsidiary of the three licensees companies of TCCC in Chile.  Our mineral water products have been produced by ECCUSA since November 1994. We had an approximate market share of 25.9% in the bottled purified water market segment in 2012, according to Nielsen, after introducing Nestlé Pure Life at the end of September 2008.

Wholesale and retail prices of both soft drinks and water products are not regulated in Chile.  We believe that the key factors determining retailers’ prices include any national and/or local price promotions offered by manufacturers, the nature of product consumption (on-premise or take-out), the type of product packaging (returnable or non-returnable), the applicable tax structure, the desired profit margins and the geographical location of the retailer.

Our Non-alcoholic Beverage Production and Marketing in Chile.   Our non-alcoholic beverage production and marketing in Chile generated net sales of CLP223,476 million, CLP248,509 million and CLP292,133 million, or 26.7%, 25.6% and 27.2% of our total net sales, in the last three years, respectively.

The following table shows the soft drink and water brands produced and/or sold by us through ECCUSA during 2012:

Brand	Product	Category	Affiliation(1)
Bilz	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Bilz Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Bilz Zero	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap Zero	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem Xtreme	Soft Drink	Functional	CCU Proprietary
Kem Xtreme Girl	Soft Drink	Functional	CCU Proprietary
Pop	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Nobis	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Canada Dry Ginger Ale	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Ginger Ale Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Agua Tónica	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Agua Tónica Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Limón Soda	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Limón Soda Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Crush	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Crush Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Pepsi	Soft Drink	Cola Licensed	PepsiCo
Pepsi Light	Soft Drink	Cola Licensed	PepsiCo
Seven-Up	Soft Drink	Non-Cola Licensed	PepsiCo
Seven-Up Light	Soft Drink	Non-Cola Licensed	PepsiCo
Lipton Ice Tea	Ice Tea	Non-Cola Licensed	PepsiCo
Mirinda	Soft Drink	Non-Cola Licensed	PepsiCo
Gatorade	Isotonic	Functional	PepsiCo
SoBe Adrenaline Rush	Energy	Functional	PepsiCo
Kem Slice	Soft Drink	Non-Cola Licensed	PepsiCo
Frugo	Soft Drink	Licensed	Promarca
Watt’s	Nectars	Licensed	Promarca
Watt’s Light	Nectars	Licensed	Promarca
Watt's Clear	Nectars	Licensed	Promarca
Cachantun	Mineral Water	Proprietary	Aguas CCU-Nestlé
Mas de Cachantun	Mineral Water	Proprietary	Aguas CCU-Nestlé
Mas Woman	Mineral Water	Proprietary	Águas CCU-Nestlé
Porvenir	Mineral Water	Proprietary	Aguas CCU-Nestlé
Perrier	Mineral Water	Licensed	Nestlé Waters M&D
Glacier	Purified Water	Proprietary	Aguas CCU-Nestlé
Nestlé Pure Life	Purified Water	Licensed	Nestlé S.A.&others
Manantial	HOD	Proprietary	Manantial S.A.(2)
(1) CCU owns directly or indirectly 50% of Promarca and 50.1% of Aguas CCU-Nestlé.
(2) Aguas CCU-Nestlé owns 51% of Manantial S.A.

In 1994, ECCUSA and Cadbury Schweppes plc (“Cadbury Schweppes”), the latter through its subsidiaries CS Beverages Ltd. and Canada Dry Corporation Ltd., entered into license agreements for all Cadbury Schweppes products. On December 11, 1998, TCCC announced an agreement with Cadbury Schweppes to acquire certain of the latter's international beverage brands, including those licensed to ECCUSA, and in August 1999 the agreement was reported to have been consummated.  In September 2000, after more than a year’s litigation, both in Chile (suits at civil courts and antitrust authorities) and England (arbitration under ICC rules), ECCUSA and TCCC reached an agreement superseding ECCUSA’s previous license contracts with CS Beverages Ltd. and Canada Dry Corporation Ltd.  The new agreement, referred to as the “Bottler   Contract,”  was executed between ECCUSA and Schweppes Holdings Ltd., concerning the Crush and Canada Dry brands, and was approved by the Chilean antitrust commission, thus putting an end to the proceeding regarding the Cadbury Schweppes brands issue and dismissing all complaints filed in consideration of the agreement. On January 15, 2009, the parties executed an amendment to the Bottler Contract which, among others, extended its duration until December 31, 2018, renewable for consecutive five-year periods provided that certain conditions are fulfilled.

In March 2006, ECCUSA signed new exclusive bottling agreements with PepsiCo, Inc. and its subsidiary Seven-Up International, respectively, authorizing ECCUSA to produce, sell and distribute Pepsi products in Chile.  The contracts terminate on March 31, 2020.

Likewise, in March 2006, a new exclusive bottling agreement was executed between ECCUSA and Stokely Van-Camp, Inc., a subsidiary of PepsiCo, Inc., authorizing ECCUSA to bottle, sell and distribute Gatorade products in Chile, for an initial term ending on March 31, 2010, automatically renewable for successive two or three-year periods if certain conditions set forth in the contract are met. In 2012, this agreement was renewed until March 31, 2015.   In August 2002, we began importing, selling and distributing Gatorade, the world’s number one isotonic drink.  Since October 2006, we have been producing Gatorade locally.

In November 2007, ECCUSA signed an exclusive bottling agreement with Pepsi Lipton International Limited, authorizing ECCUSA to produce, sell and distribute ready to drink tea beverages in Chile.  This agreement terminates on March 31, 2020.

In addition, ECCUSA has been granted the exclusive license to produce and distribute our proprietary brands Bilz, Pap and Kem.  This license agreement had an initial ten-year term commencing November 1994, and is automatically renewable for six additional five-year periods.  The license agreement was renewed in 2004, again in 2009, and we currently expect to renew it for another ten year period.

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

In June 2003, we entered into the purified water business with our proprietary brand Glacier, increasing our water selection and reaching a larger number of the population with a more affordable product. The consumption of this product is currently concentrated in Antofagasta.

In October 2004, we relaunched Nobis, a traditional proprietary soft drink brand, to be used strategically against discount brands.

In February 2005, we launched a new Cachantun product, under the trademark Mas, a sugar free product made of mineral water, calcium and citric flavor, creating a new category of flavored water.

In December 2007, we entered into an agreement with Nestlé Chile S.A. and Nestlé Waters Chile S.A., the latter of which acquired a 20% interest in our subsidiary Aguas CCU, the company that owns the assets through which we develop our bottled water business in Chile.  As part of this new association, Aguas CCU produces and sells the Nestlé Pure Life brand in Chile under a license contract of the same date, with an initial term of five years, renewable for successive periods of five years if certain conditions are met.  Nestlé had a call option to increase its ownership in Aguas CCU by an additional 29.9%, which expired on June 5, 2009. On June 4, 2009 ECCUSA received the notification from Nestlé Waters Chile S.A. exercising its irrevocable option to buy 29.9% of Aguas CCU equity, within the scope of the contract. Since the conclusion of the sale, ECCUSA holds 50.1% of the ownership interests of Aguas CCU. CCU owns directly or indirectly 99.94% of ECCUSA’s equity.

In December 2012, the subsidiary Aguas CCU-Nestlé Chile S.A. acquired a 51% ownership interest in the company Manantial S.A. which carries out the business of home and office delivery of purified water in bottles with the use of dispensers, internationally known as “HOD” (home and office delivery).  Additionally, a shareholder’s agreement with Manantial S.A. was entered into in connection with the acquisition.

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

During the last three years, we sold our non-alcoholic beverage products in the following packaging formats:

	Carbonated Soft Drinks, Nectars and Juices			Mineral and Purified Water
Container	2010	2011	2012	2010	2011	2012
Returnable(1)	33%	32%	31%	6%	6%	5%
Non-returnable(2)	65%	66%	67%	94%	94%	95%
“Post-Mix”(3)	2%	2%	2%	_	_	_
Total	100%	100%	100%	100%	100%	100%

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

The following table shows the sales volume of our soft drinks and water by category during each of the last three years (in millions of liters):

Category	2010	2011	2012
Colas
Licensed	85.3	85.1	96.9
Non-colas
Proprietary	207.5	213.6	237.1
Licensed	141.4	152.2	174.4
Nectars
Licensed	91.7	104.3	123.2
Soft drinks total	525.9	555.2	631.6
Mineral water
Proprietary	118.8	126.7	155.7
Licensed	-	-	-
Purified water
Proprietary	6.1	6.3	5.7
Licensed	8.2	10.9	16.3
Total Bottle Water	133.2	143.8	177.7
HOD			5.4

Total Soft drinks and Water	659.1	699.1	814,7

The following table shows the sales volume of our soft drinks (carbonated and non-carbonated) by affiliation during each of the last three years (in millions of liters):

Affiliation	2010	2011	2012
Soft drinks
Proprietary	207.5	213.6	237.1
Schweppes	124.0	129.6	147.7
PepsiCo	102.7	107.7	123.6
Promarca (1)	91.7	104.3	123.2
Water
Proprietary(2)	124.9	133.0	166.8
Nestlé Waters	8.2	10.9	16.3
Total	659.1	699.1	814.7
(1) CCU owns 50% of the rights to the Watt’s brand (nectar), currently held through our affiliate Promarca.
(2) CCU owns 50.1% of the rights to all the water brands held through the affiliate Aguas CCU. Includes HOD.

Raw Materials and other supplies.   The main raw materials used in the production of non-alcoholic beverages are water, sugar, flavoring concentrates and in the case of carbonated products, carbon dioxide gas.  We generally purchase our sugar requirements from Empresas Iansa S.A. from both imported and local supply.  We purchase flavoring concentrates for our licensed soft drink brands from the respective licensing companies.  See “Our Soft Drinks and Mineral Water Production and Marketing in Chile.”  Flavoring concentrates for our proprietary brands are purchased from third-party suppliers in Chile and Germany, who manufacture the concentrates under contract with us.  We obtain carbon dioxide gas from International suppliers.

We also require fruit pulp, juices, citric acid, other artificial and natural flavors, and chemical substances from local and international suppliers.  We obtain all of our water from wells located at our plants and/or from public utilities.  The water is treated at facilities located at our plants to remove impurities and adjust the characteristics of the water before it is added to the production process.

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

We maintain testing facilities at each of our plants in order to analyze raw materials. Additionally, samples of soft drinks and water are inspected at various stages of production to ensure product quality. Additionally, samples of Nestlé Pure Life water are periodically sent to France to verify the quality of the product.

We generally purchase the glass bottles used in packaging soft drinks and mineral water from the major supplier in Chile, Cristalerías Chile, under a three-year agreement. Other sources, both local and international, can be used; however no imports of glass were made during 2012. Aluminum cans used in packaging of our soft drinks are generally purchased from Rexam, a global supplier with a factory in Chile. We manufacture most of our own plastic returnable and non-returnable bottles from imported PET resins, which we purchase from various suppliers (USA, China, Mexico).  We obtain the labels for our soft drinks and water products mainly from local suppliers. Crowns are currently imported from Brazil and Mexico.

Prices of main raw materials used in soft drink production in Chile are tied to the U.S. dollar and have varied in Chilean pesos because of general commodity price fluctuations in international markets as well as the fluctuation of the exchange rate for the Chilean peso against the U.S. dollar.

We believe that all of the contracts or other agreements between us and third party suppliers with respect to the supply of raw materials for soft drinks and water products contain standard and customary commercial terms and conditions.  With the exception of soft drink concentrates purchased from Schweppes Holdings Ltd. and PepsiCo under the license agreements described under “Our Soft Drinks and Mineral Water Production and Marketing in Chile” we believe we are not dependent on any one supplier for a significant portion of our raw materials.  Historically, we have experienced no significant difficulties in obtaining adequate supplies of necessary raw materials and expect that we will be able to continue to do so in the future.

Sales, Transportation and Distribution in Chile.  We have the capacity to reach 101,313 customers with our direct sales force, as well as through Comercial CCU and Comercial Patagona. ECCUSA, our non- alcoholic beverage subsidiary, manages its own sales force that is directly responsible for the exclusive servicing of soft drinks and water clients in all of the cities in the center of Chile, Concepción and San Fernando, which are essentially the territories not covered by Comercial CCU or Comercial Patagona. The ECCUSA sales force of 427 salesmen as of December 2012, directly sells to approximately 66,195 customers.  We had no single customer that accounted for more than 2% of our sales by volume, with the exception of four large supermarket chains that represented in the aggregate 30% of our sales by volume. During 2012, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains.  We do not maintain any long-term contractual arrangements for the sale of soft drinks and/or mineral and purified water with any of our customers.

In October 2005, we launched Comercial CCU, the subsidiary in charge of a single sales force dedicated to selling all of our beverage and sweet snacks products, so as to capture synergies and focus on sales execution.  As of 2008, the territory covered by Commercial CCU S.A. has expanded to include the north of Chile, from Arica to Copiapó/Vallenar, and the south, from Curicó to Coyhaique except for the cities of Concepción and San Fernando.  See “Business Overview-Summary-Other Business-Distribution Network.”

Our Chilean soft drinks and water customers make payments for our products either in cash at the time of delivery or in accordance with one of our credit arrangements.  Payment on credit sales is generally due 30 days from the date of delivery.  Credit sales accounted for 42%, 43% and 41% of ECCUSA’s soft drink and water sales to third parties in Chile in the last three years, respectively.  Losses on credit sales of soft drinks and mineral water in Chile have not been significant.

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

In the last three years, the percentage mix of the above distribution channels for our carbonated soft drinks, nectars, and mineral and purified water products in Chile was as follows:

Percentage of Non-Alcoholic Beverage
Products Sold
Distribution Channels	2010	2011	2012
Off-premise retail	41%	38%	39%
On-premise retail	16%	16%	16%
Wholesalers	11%	11%	10%
Supermarkets	33%	35%	34%
Total	100%	100%	100%

The following table sets forth the changes in the average price per liter to our customers for non-alcoholic products for the periods indicated:

	Average price per liter
	Non-Alcoholic Beverage Products
	(in CLP per liter)
	2010	2011	2012
Carbonated Soft Drinks	326.09	344.16	353.03
Nectars	442.81	458.26	468.99
Water(1)	275.23	280.51	273.37
Total Average	332.1	348.1	355.0
% growth	0.9	4.8	2.0
(1) Excludes HOD.

Seasonality in Chile.   Due to the seasonality of sales for both soft drinks and water products, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth calendar quarters (i.e., those months corresponding to holidays and the summer vacation season in Chile).

The following table shows our annual sales volume of soft drinks and water by quarter for the last three years:

Non-Alcoholic Beverage
Year	Quarter	Sales Volume	% of Annual
			Sales Volume
	(millions of liters)
2010	1st quarter	181.4	27.5
	2nd quarter	135.6	20.6
	3rd quarter	149.5	22.7
	4th quarter	192.6	29.2
	Total	659.1	100

2011	1st quarter	188.2	26.9
	2nd quarter	142.3	20.4
	3rd quarter	160.2	22.9
	4th quarter	208.4	29.8
	Total	699.1	100

2012	1st quarter	223.1	27.4
	2nd quarter	167.8	20.6
	3rd quarter	178.1	21.9
	4th quarter	245.7	30.2
	Total	814.7	100

Competition in Chile. Our principal competitors in the soft drink business are companies which produce, bottle and distribute soft drinks in Chile under licenses from TCCC and its affiliates.  TCCC’s products are produced, bottled and distributed in Chile through two separate licensees which market soft drinks under the Coca-Cola, Coca-Cola Light, Coca-Cola Zero, Fanta, Fanta Light, Sprite, Sprite Zero, Quatro Light, Nordic Mist, Taí, Andina nectars and juices, and Kapo juice brand names.  According to store audits conducted by Nielsen, Coca-Cola and related brands accounted for approximately 68% of total carbonated soft drink sales volume in 2012.  However, calculations made by us are higher than the Nielsen estimates. During 1998, a few supermarket chains began selling soft drinks products under private labels.  Additionally, discount brand producers along with private labels represent approximately 6% of the soft drink market in 2012 according to Nielsen. Even though these brands are not a significant portion of the industry, their presence may increase in the future.

After the formation of ECCUSA in 1994, our market share decreased as a consequence of increasing marketing activity on the part of our competitors and the entrance of private labels and discount brand producers into the market. However, according to Nielsen, during 2012, our carbonated soft drink market share increased to approximately 25.2% and CCU’s estimate for the total non-alcoholic beverage market participation was 30.3%.

Our market share for our carbonated soft drink products over the last five years is presented in the following table based on store audits conducted by Nielsen and our own estimates. These Nielsen results are, for each year, higher than our own estimates.

Our Chilean Carbonated Soft Drink Market Share

Year	Nielsen	Company Estimates (*)

2008	24%	19%
2009	24%	20%
2010	24%	21%
2011	25%	21%
2012	25%	23%

(*) Based on our sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER.

Our domestic competitors in the soft drinks business have benefited from both internationally recognized brand labels (especially with regard to the Coca-Cola product line) and a large number of local bottling companies distributing their products throughout Chile.  As a result of the formation of ECCUSA, we also similarly benefited from the internationally recognized Pepsi brand as well as our competitive strengths, which include a portfolio of nationally well-known brands and a nationwide distribution system.  During 2002, we launched Bilz Light, Pap Light, Agua Tónica Light and Gatorade. In April 2003, we introduced to the market Kem Xtreme, a soft drink with a high level of caffeine.  In September 2004, we launched Canada Dry Ginger Ale Light, and in October 2004, we re-launched Nobis, a traditional proprietary soft drink brand, to be used strategically against discount brands.  In September 2006, we launched Canada Dry Limón Soda Light.  In January 2007, we introduced two new products into the market: (i) Slice by Kem, a tropical fruit flavored soft drink, and (ii) SoBe Adrenaline Rush, an energy drink sold under the PepsiCo license.  In November 2007, we entered into a new product category, ice tea, with the brand Lipton Ice Tea, produced under the PepsiCo license. During 2008 we introduced Watt’s Soya from Promarca (50% owned by us), and Nestlé Pure Life, a well-known purified water brand, in order to place ourselves in a leading position in the healthy foods market. In 2009, the Company introduced Mas Woman from Cachantun, a mineral water in a variety of flavors targeted towards young healthy women. In addition, in the same year, the Company began to import the renowned mineral water Perrier. In 2011 we introduced several new product offerings including Pop from Bilz and Pap, Kem Xtreme Girl, the first zero calorie energy soft drink developed specifically for women, Kem by Slice, Lipton Feel Green in two flavors and powder Gatorade.

Given the high percentage of soft drink sales volumes in returnable containers coupled with the high cost of transportation to Chile, the market for imported soft drinks in Chile is not significant and accounted for less than 1% of total sales by volume in 2012.  While there are no legal barriers to entry, we believe that the existing returnable bottle system and high transportation costs may continue to deter potential competitors from exporting soft drinks to Chile.

Fruit nectars under the trade name “Watt’s,”,a segment of our soft drink business, face competition from other liquid and powdered juices, which are provided by a variety of local companies.  After seven years since the re-launch of Watt’s nectar, we have continuously been the market leader in the bottled category of nectars, with a market share of 53.1% during2012, according to Nielsen.

Our principal competitor in the mineral water business is Vital S.A. (a subsidiary of Embotelladora Andina S.A., one of TCCC licensees in Chile).  We estimate that our sales of Cachantun and Porvenir brand mineral waters accounted for approximately 57.8%, while those of Vital S.A. products accounted for approximately 35.7% of total mineral water sales by volume in 2012.  Small domestic bottlers, private labels and discount brands, as well as imported mineral water products, comprise the remaining 6% sales volume.

The following chart shows estimates of our mineral water market share for the last five years based on store audits conducted by Nielsen and our own estimates.  These Nielsen results are, for each year, higher than our own estimates.

Our Chilean Mineral Water Market Share

Year	Nielsen	Company Estimates (*)

2008	66%	61%
2009	68%	62%
2010	67%	62%
2011	66%	62%
2012	67%	63%
(*) Based on our sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER. Does not consider purified water sales.

Our Wine Business

Overview. We entered the Chilean wine market in October 1994 with the purchase of 48.4% of VSPT’s equity for approximately CLP17,470 million, thereby acquiring an interest in the third-largest winery in Chile (formerly VSP).  During the first half of 1995, VSPT’s capital was increased by approximately CLP14,599 million, of which we contributed approximately CLP7,953 million.  From August through October 1997, VSPT’s capital was increased again by approximately CLP11,872 million, of which we contributed approximately CLP6,617 million, plus approximately CLP191 million in additional shares bought during October 1997 in the local stock market.  Furthermore, in October 1998 and during 1999, we purchased additional shares in VSPT through the local stock exchanges for an amount of approximately CLP5,526 million.  From March through June 1999, VSPT’s capital was increased by approximately CLP17,464 million, of which we contributed approximately CLP10,797 million.  Between November 2000 and March 2001, VSPT’s capital was increased by approximately CLP22,279 million, of which we contributed approximately CLP13,402 million.  During October and November 2005, VSPT’s capital was increased by approximately CLP346 million.  We did not participate in this capital increase. Between April and June 2007, VSPT’s capital was increased by approximately CLP13,692 million, of which we contributed approximately CLP5,311 million. On December 3, 2008, the extraordinary shareholders’ meetings of VSP and VT approved the merger of both companies. The merged company was named “Viña San Pedro Tarapacá S.A.” (VSPT), which began consolidating its financial statements with ours starting on October 1, 2008, with operations commencing on December 9, 2008. In December 2008, VSPT’s capital was increased, as a consequence of the merger, by issuing 15,987,878,653 shares to be exchanged for the total number of shares issued by Viña Tarapacá at a ratio of 1,480.30828 new VSPT shares per each share of the absorbed company. As of December 2012, our total ownership interest in VSPT was 60.45%.

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

In September 2007, VSPT bought a 50% interest in Viña Altaïr S.A. which belonged to Château Dassault, in line with our strategy of focusing on premium wines. As a consequence, VSPT owns 100% of said company.

At VSPT’s Extraordinary Shareholders meeting held on July 7, 2005, the shareholders voted to increase the number of board members from 7 to 9 and approved a capital increase that was to be partially used for stock option programs.

In December 2008, VSP and VT merged and created a new wine group, VSPT. VSPT is formed by the wineries San Pedro, Tarapacá, Santa Helena, Misiones de Rengo, Altaïr, Viña Mar, Casa Rivas, FLC, Bodega Tamarí, and Viña Valles de Chile (Viña Leyda and Viña Tabalí). These are all important and renowned cellars in Chile and Argentina, each with its own distinctive brands, and they represent the best wines these regions can deliver. Since the merger, VSPT became the second-largest Chilean wine exporter and the third most important actor in the local market.

In September 2011, at the Board Meeting of VSPT,  it was agreed to divide Viña Valles de Chile S.A. (VDC), whose owners were VSPT and Agrícola y Ganadero Río Negro Limitada (ARN), by equal parts. VDC had two major vineyards: Viña Tabalí and Viña Leyda. Through this agreement, VSPT remains the 100% owner of Viña Leyda (whose net assets remain within VDC) and ARN remains the 100% owner of Viña Tabalí. This transaction concluded on December 29, 2011, through a stock swap contract, and thereafter VDC became a subsidiary of VSPT that is, directly and indirectly, 100% owned by VSPT.

The Chilean Wine Market.  We estimate that wine consumption in Chile amounted to approximately 12 liters per capita in 2012.  Given that the Chilean wine industry is fragmented, no single wine producer accounts for the majority of production and/or sales. The leading wineries include, other than VSPT, Viña Concha y Toro S.A. (“Concha y Toro”), Viña Santa Rita S.A. (“Santa Rita”) and Bodegas y Viñedos Santa Carolina S.A. (“Santa Carolina”).  In addition, there are numerous medium-sized wineries, including Viña Undurraga S.A. (“Undurraga”), Cousiño Macul S.A. (“Cousiño Macul”), Viña Cánepa y Cía. (“Cánepa”) and Viña Montes. All wineries, which sell wine products that comply with industry and tax regulations, make up Chile’s formal wine market. VSPT is a member of the formal wine market, as are most other principal wineries in Chile. The informal wine market is composed of many small wine producers. The Agricultural and Livestock Service (Servicio Agrícola Ganadero, or “SAG”) is the entity in charge of wine industry regulation and principally oversees inventory records and product quality.  We estimate that the formal market wineries produced and sold approximately 205  million liters of wine during 2012.

The following chart shows our estimates for the formal wine market and per capita consumption levels for wine in Chile for the last five years:

Year	Total Volume (1) (in millions of liters)	Per Capita (2) (liters)
2008	230	14
2009	228	13
2010	227	13
2011	224	13
2012	205	12

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

VSPT’s Production and Marketing.  VSPT (formerly VSP) was founded in 1865.  Its principal vineyards are located in Molina, approximately 200 kilometers south of Santiago.  The VSPT estate in Molina is one of the largest single-site vineyards in Chile with an area of 1,200 hectares.  As of December 31, 2012, VSPT’s vineyards covered an aggregate of 3,471 hectares in Chile, distributed among ten different plantations.  The winery also has 361 hectares under long-term leases.  In Argentina, we have another 520 hectares located in the province of Mendoza.

VSPT is one of Chile’s largest producers and distributors of wine in terms of sales volume and net sales.  Our wine segment sales amounted to CLP132,293 million, CLP138,348 million and CLP149,557 million, or 15.8%, 14.3% and 13.9% of our total net sales, in the last three years, respectively.

The following chart indicates the breakdown of VSPT’s volume in the domestic and export markets, including sales from FLC and Tamarí in Argentina:

Year	Domestic Volume	Export Volume	Total Volume (1)
	(in millions of liters)
2008	50.7	50.3	101.0
2009	54.2	67.8	122.0
2010	60.0	70.0	130.0
2011	60.0	67.1	127.1
2012	61.2	70.6	131.8

(1) Includes bulk sales exports in Chile and Argentina

According to Nielsen, VSPT’s share by volume of Chile’s formal wine market was approximately 24% in 2010, 25% in 2011 and 27% in 2012.  According to the Wineries of Chile Association, VSPT’s share of Chile’s total wine export sales by volume was 13% in the last three years.

VSPT is composed of six different wineries in Chile and one in Argentina. In 2011 VSPT merged Bodega Tamari into Finca La Celia, both vineyards located in Mendoza, Argentina.  In addition, on December 2011 Viña Valles de Chile, a former non-consolidating subsidiary, was split and VSPT remained 100% owner of the resulting new vineyard of the same name whose principal asset is Viña Leyda. Therefore, we began consolidating the results of Viña Valles de Chile in December 2011.

Viña San Pedro Tarapaca, Viña Santa Helena, Viña Misiones de Rengo, Viña Mar, Viña Altair, Viña Valles de Chile and Finca La Celia in Argentina, produce and market premium, varietal and popular-priced wines. The principal brands are set forth below:

Brand	Icon	Premium	Varietal	Popular-Priced
Viña San Pedro Tarapacá
Cabo de Hornos	X
Tarapakay	X
Kankana del Elqui		X
Tierras Moradas		X
1865		X
Gran Reserva Etiqueta Negra		X
Tarapacá Gran Reserva		X
Tarapacá Zavala		X
Castillo de Molina		X
Gran Tarapacá		X
Tarapacá Terroir		X
Las Encinas		X
Tarapacá Reserva		X
35 South Reserva		X
35 South			X
Urmeneta			X
Gato Negro			X
Tarapacá Varietal			X
León de Tarapacá			X
Gato				X
Manquehuito Pop Wine				X
Etiqueta Dorada				X
Viña Santa Helena
D.O.N (De origen Noble)	X
Notas de Guarda		X
Parras Viejas		X
Vernus		X
Selección del Directorio		X
Santa Helena Reserva			X
Santa Helena Varietal			X
Siglo de Oro			X
Gran Vino				X
Viña Misiones de Rengo
Misiones de Rengo Cuvée		X
Misiones de Rengo Reserva		X
Misiones de Rengo Varietal			X
Viña Mar
Viña Mar Reserva Especial		X
Viña Mar Reserva		X
Viña Mar Espumante		X
Casa Rivas		X
Viña Altaïr
Altaïr	X
Sideral		X
Bodega Tamarí
Malbec Reserve		X
Torrontes Reserva		X
Malbec Varietal			X
Finca la Celia
Supremo		X
La Celia		X
La Consulta			X
Furia				X
Gato			X
Magallanes			X
Viña Leyda
Leyda Lot	X
Leyda Reserva		X
Leyda Single Vineyard		X
Secano		X
The Wine Society		X
Costero		X
Las Brisas			X
Turi			X
El Viento			X

The following table presents our breakdown of total sales volume in thousands of liters by category of VSPT’s Chilean wines during 2012:

Category	Domestic	Export	Total
	(in thousands of liters)
Premium(1)	4,002	7,568	11,569
Varietal	5,648	49,446	55,095
Popular-Priced	49,964	5,957	55,922
Bulk	0	2,865	2,865
Total	59,614	65,837	125,451
(1) Includes Icon category.

The following table presents our breakdown of total sales volume in thousands of liters by category of VSPT’s Argentine wines during 2012:

Category	Domestic	Export	Total
	(in thousands of liters)
Premium(1)	394	1,165	1,559
Varietal	561	2,875	3,436
Popular-Priced	-	-	0
Bulk	647	700	1,347
Total	1,602	4,740	6,342

As of December 31, 2012, VSPT’s storage capacity totaled 91.2  million liters and its peak bottling and packaging capacity totaled 76,625  liters per hour.

Domestic Market.  Our Chilean domestic wine is packaged in bottles, jugs, cartons, and bag-in-box containers at VSPT’s production facilities in Lontué, Molina and Isla de Maipo. The following chart shows our packaging mix for domestic wine sales for the last three years:

	Percentage of Total Domestic
	Wine Sold in Chile
Container	2010	2011	2012

Carton	68%	63%	61%
Glass Bottles	32%	37%	39%
Bag-in-Box	0%	0%	0%
Total	100%	100%	100%

Beer is the principal substitute product for wine in Chile.  In addition, our wine products may also compete with other alcoholic beverages, such as spirits (mainly pisco), and with non-alcoholic beverages, such as soft drinks and juices.

The average price for our domestic wine customers was CLP856.93 and CLP917.27 per liter in 2011 and 2012, respectively, experiencing a growth of 7.0%. Our wine price policy is mainly determined as a consequence of four factors: a) market prices, b) change in sales mix, c) inflation rate and d) desired profit margin in relation to costs of raw materials.

Export Market.  According to industry sources, exports of Chilean wine increased from approximately 43 million liters in 1990 to 749 million liters in 2012, at a compounded annual growth rate of 13.9%.  During 2011 and 2012, Chilean wine exports reached 664 million liters and 749 million liters, respectively.  We believe that Chilean wine exports have grown steadily due to their comparatively low prices and positive international image, as well as due to external factors, such as low wine production in the Northern Hemisphere in certain years.

VSPT exported 70 million liters, 67 million liters and 71 million liters of wine in the last three years, respectively.  During 2012, VSPT exported wine to 88 countries worldwide.  Exports accounted for net sales of CLP86,505 million, CLP83,961 million and CLP85,937 million, in the last three years, respectively.  In 2012, VSPT’s primary export markets included Brazil, the United States, Finland, Paraguay, China and Netherlands.

Most exported wine is sold in glass bottles, except for a certain quantity of unbranded wine that is occasionally sold in bulk, as well as the amount that is sold in bag-in-box containers.  The following chart shows our packaging mix for export Chilean wine volume in the last three years:

	Percentage of Total Export
	Wine Volume from Chile
Container	2010	2011	2012

Glass Bottles (1)	77%	80%	83%
Bulk	12%	8%	4%
Carton	10%	12%	12%
Total	100%	100%	100%

(1) Includes jugs.

We experienced an increase of 0.9% from CLP1,304.3 per liter in 2011 to CLP1,316.0 per liter in 2012 in the average price to our Chilean export wine customers mainly due to a stronger Chilean peso as compared to the exports destination countries’ currencies, given the given the weakness in the U.S. dollar.

Raw Materials and other supplies.  The main raw materials and packaging materials that VSPT uses in its production process are purchased and harvested grapes, purchased wine, bottles, carton containers, corks and cardboard boxes.  VSPT obtained approximately 52% of the grapes used for export wines from its own vineyards during 2012. Of the wine sold in the domestic market, 8% are grapes from our vineyards, 7% of the grapes are purchased and vinified for us and the rest is purchased from third parties, tested to assure compliance with our quality standards and blended at the winery before packaging. In 2012, approximately 77% of the wine used in domestic sales was purchased from ten local producers: Agrícola y Comercial Bodegas las Mercedes Ltda., Corretajes Vinicola Patacon SPA, Comercial Viña Ureta Ltda., Aguilera y Barrios Ltda., Viña Saavedra Ltda., Coop. Vitiv. Loncomilla Ltda., Viñedos Errázuriz Ovalle S.A, Sociedad AG Apicola y Vinic. Huerta del Maule, Juan Manuel Díaz Abasolo, Agr. Comercial and Vitivinicola los Tilos Ltda.  VSPT has various alternative sources of supply, which can be used when they are attractive. VSPT’s bottles are mainly purchased from Cristalerías Chile and Saint Gobain; however, when prices have been favorable, VSPT has purchased bottles from other local and international suppliers.  Carton containers are purchased either from Tetra Pak de Chile Comercial Ltda. or from SIG Combibloc Inc. and are assembled in VSPT’s own automated packing lines.

The prices of the principal raw materials used in the production of wine in Chile have experienced some recent volatility. In addition, from time to time, prices of grapes and wine have varied depending on fluctuations in demand and supply factors.

Domestic Sales, Transportation and Distribution.  After production, bottling, and packaging, wine is either stored at the production facilities or transported to one of 23 warehouses.  The warehouses are part of our warehouse network and are located throughout Chile.  VSPT wines is distributed and sold in Chile through our sales and distribution network, under the same system and payment terms as all our other products. See “Item 4: Information on the Company- Business Overview-Summary-Other Businesses-Distribution Network”

We distribute our wine products throughout Chile in the territories not covered by Comercial CCU or Comercial Patagona, with our own sales force, to:

•         off-premise retail: small and medium-sized retail outlets, which in turn sell wine to consumers for take-out consumption;

•         on-premise retail: retail establishments such as restaurants, hotels and bars for on-premise consumption;

•         wholesalers; and

•         supermarket chains.

For the last three years, the percentage mix of the above distribution channels for our wine products in Chile was as follows:

	Percentage of Total Wine Products Sold

Distribution Channels	2010	2011	2012

Off-premise retail	26%	29%	33%
On-premise retail	6%	6%	5%
Wholesalers	29%	28%	26%
Supermarkets	38%	37%	36%
Total	100%	100%	100%

VSPT’s sales force of 147 salesmen as of December 2012, sells our wine products directly to approximately 10,816 customers, none of which accounted for more than 2% of our total wine sales by volume, with the exception of four supermarket chains that represented in the aggregate 31% of our total wine sales by volume.  We do not maintain any long-term contractual arrangements for the sale of wine with any of our customers.

Export Sales, Transportation and Distribution.  VSPT has a presence in 88 countries. In order to increase its presence in the international market, VSPT has distribution agreements with key distributors, such as Pernod Ricard in Sweden, Finland, Norway and Estonia, Shaw Ross International in the U.S., a subsidiary of Southern Wine and Spirits, a major wholesale distributor that has been recognized as the best U.S. distributor by Wine Enthusiast Magazine, DGS and Baarsma in Holland and Denner in Switzerland. In Canada we have distribution agreements with Diamonds Wines, in Korea with Keumyang, as well as agreements with other distributors.  In France and Germany, VSPT has distribution agreements with LGCF, and in the United Kingdom, VSPT has a distribution agreement with Direct Wines.

Geographical Markets.  In Chile, Santiago and the surrounding areas (referred to as the Metropolitan Region), which account for approximately 40% of the Chilean population, represented approximately 38% of total domestic sales of VSPT products by volume in 2012.

The following table provides the distribution of VSPT’s exports from Chile during 2012 by geographical markets:

		Percentage
Market	Volume (1)	of Total Exports
	(thousands of liters)

Europe	24,165	38,4%
Latin America	20,621	32,7%
USA and Canada	10,134	16,1%
Others	8,052	12,8%
Total	62,972	100,0%
(1) Excludes bulk exports

Competition.   The wine industry is highly competitive in both the domestic and the export markets. VSPT’s domestic market share was approximately 27% in 2012.  In Chile, VSPT competes directly against all other Chilean wineries.  We believe that VSPT’s primary domestic competitors, Concha y Toro and Santa Rita, derive their relative competitive strengths from their wide portfolio of products, well-recognized brand names and established distribution networks.  In 2012, Concha y Toro and Santa Rita had a market share of approximately 30% and 28%, respectively.  VSPT also competes with Santa Carolina and numerous medium-sized wineries, including Undurraga and Cousiño Macul, and many small wine producers that make up Chile’s informal wine market. In 2012, VSPT’s domestic market share in the bottled fine wine market was approximately 25%, whereas its primary domestic competitors, Santa Rita and Concha y Toro, had 22% and 20%, respectively.

Internationally, VSPT competes against Chilean producers as well as with wine producers from other parts of the world. According to information compiled by the Wineries of Chile Association, VSPT is the second-largest exporter of Chilean wines with a market share of approximately 13% in 2012, excluding bulk wine.  Our other principal Chilean competitors, namely Concha y Toro, Santa Rita and Santa Carolina had market shares of 35%, 5% and 5%, respectively.

Our Spirits Business

Overview.   In February 2003, we added a new product to our beverage portfolio, pisco, which began selling under the brand Ruta Norte, and was produced by our subsidiary Pisconor S.A.  Pisco is a distilled wine spirit, very popular in Chile, produced exclusively in Regions III and IV of Chile and in the southern regions of Peru.

In March 2005, we entered into an association agreement with the second-largest pisco producer in Chile, Control.  A new entity, CPCh, was created, into which Pisconor and Control contributed their assets and commercial brands. Currently we own 80% of CPCh and Control owns the remaining 20%.

In May 2007, CPCh entered the rum category, the second most consumed spirit in Chile and the fastest growing spirit category. The alcohol to produce the rum is imported and we finish the production process locally.  We sell rum under our proprietary brand “Sierra Morena”.

During 2008, we added several pisco and pisco based cocktail brands as well as new varieties of its rum brand to its portfolio.

In June 2010 CPCh purchased Fehrenberg, a small, but well-recognized spirits brand produced in Chile.

In July 2011 CPCh began the distribution of Pernod Ricard products (Chivas Regal, Ballantine’s, Havana Club, Beefeter and Absolut among others) through the traditional channel, that is except supermarkets with centralized distribution.

In December 2011, the subsidiary Compañía Pisquera de Chile S.A. (CPCh) signed a license agreement  for the commercialization and distribution of the Bauzá brand of pisco in Chile. In addition, this transaction also invovled the acquisition by CPCh of 49% of the licensor society Compañía Pisquera Bauzá S.A., owner of the brand Bauzá in Chile.

As of 2012, CCU has adopted the application of the International Financial Reporting Standards (IFRS) No. 11 Joint Arrangements. This change in accounting policy required that investments held in joint agreements with Compañía Pisquera Bauzá S.A. in which CCU has a 49% ownership interest is changed from the equity method to accounting for assets, liabilities, revenues and expenses relating to CCU’s ownership share in a joint operation. The effects of this accounting change in the consolidation scope have had an impact at Operating Result level, but no effect on Net income or Equity.

The Chilean Pisco and Rum Markets. Traditionally, beer, wine and pisco have been the principal alcoholic beverages consumed in Chile. We estimate that annual pisco consumption in Chile was 35 million liters, or approximately 2.0.liters per capita in 2012.  In addition, we estimate that annual rum consumption in Chile was 20 million liters, or approximately 1.1 liter per capita during 2012.

The table below sets forth our estimates of pisco and rum consumption in Chile during each of the last five years:

Year	Total Pisco Sales Volume (1)	Pisco per Capita (2)	Total Rum Sales Volume (1)	Rum per Capita (2)
	(in millions of liters)	(liters)	(in millions of liters)	(liters)

2008	38.0	2.3	20.2	1.2
2009	35.7	2.1	21.4	1.3
2010	35.8	2.1	23.9	1.4
2011	36.3	2.1	23.4	1.4
2012	34.9	2.0	19.6	1.1

(1) Based on our sales data and information from Nielsen. Includes FAB in the case of pisco
(2) Population estimated in accordance with Chile’s national census of April 2002.

We estimate that total pisco consumption in Chile decreased at a four-year compounded annual growth rate of 2.1% between 2008 and 2012.  During 2012, the pisco market decreased 3.9% from the prior year.  We estimate that total rum consumption in Chile decreased at a four-year compounded annual growth rate of 0.8% between 2008 and 2012. During 2012, the rum market decreased 16.1% from the prior year, as a result of changes in consumers’ preferences and wider selection of imported liquors due to a stronger Chilean peso.

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

Spirits Production and Marketing in Chile.  Our production of spirits in Chile generated net sales of CLP43,218 million, CLP50,936 million and CLP63,552 million, representing 5.2%, 5.3% and 5.9% of our total net sales, in the last three years, respectively.  The increase experienced in 2012 was mainly due to the introduction of more premium beverages producing a higher value sales mix.

We produce and market ultra-premium, premium, medium-priced and popular-priced pisco brands in Chile, as well as rum.  The following table shows our principal pisco brands:

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
Campanario Dulce de Leche
Campanario Lúcuma
Campanario Mango
Campanario Melón Calameño
Campanario Melón Tuna
Campanario Piña Colada
Campanario Vaina
Ruta Sour
Ruta Sour Light
Ruta Sour Pica
Ruta Berries
Ruta Mango
Ruta Manzana
Ruta Pica
Ruta Piña Colada
Macerado
(1) Distribution License

After the completion of the CPCh transaction with Control, we expanded our proprietary brand portfolio considerably, adding brands such as Campanario in the mainstream and cocktail categories (which accounts for 40% of our pisco sales), as well as Control C, Mistral Nobel and Tres Erres in the ultra-premium segment, Mistral in the premium segment and La Serena in the popular-priced category.

In the rum market, our proprietary brands are Cabo Viejo in the popular-priced segment, Sierra Morena Dorado in the medium-priced segment, Sierra Morena Añejado and 5 Años in the premium segment and Sierra Morena Imperial in the ultra-premium segment.

In 2012, our spirits were produced at four plants which are located in Regions III and IV of Chile. The bottling process was done in the Ovalle plant bottling facility. Horcón Quemado and Fehrenberg are produced and bottled in a third-party plant.

Raw Materials and other supplies. The main raw and packaging materials used in our production of pisco and rum are purchased grapes, purchased wine, purchased alcohol, cane alcohol, bottles, caps and cardboard boxes.  Grapes are purchased under long-term contracts with members of Control.  Nevertheless, various alternative sources of alcohol and wine supply can be used when needed. Cane alcohol is imported from Panamá and the Dominican Republic. We mainly purchase bottles from Cristalerías Chile and Cristalerías Toro.

The price of grapes, wine and alcohol used in pisco production has been volatile based on demand and supply factors. Grapes can be bought only in Regions III and IV of Chile if used to produce pisco.

We believe that all of the contracts or other agreements between us and third-party suppliers, with respect to the supply of raw materials for pisco and rum products, contain standard and customary commercial terms and conditions. With the exception of our long term contract with Control, we do not believe we are dependent on any one supplier for a significant portion of our important raw materials.  During the past years, we have not experienced any material difficulties in obtaining adequate supplies of necessary raw materials, although we cannot offer any assurances as to the future given that certain raw materials stem from agricultural related activities.

Sales, Transportation and Distribution.  We have the capacity to reach 19,739 customers either directly through our dedicated sales force or through Comercial CCU’s sales force. As of December 31, 2012, our dedicated sales force of 96 salesmen served 8,375 customers in the territories where Comercial CCU and Comercial Patagona do not operate. This system enables us to maintain frequent contact with our customers, obtain more timely and accurate marketing-related information and maintain good working relationships with our retail customers. See “– Business Overview–Summary–Other Businesses-Distribution Network.” None of our customers accounted for more than 3% of our total spirits sales by volume, with the exception of three large supermarket chains that represented in the aggregate 31% of total spirits sales. We do not maintain any long-term contractual arrangements for the sale of spirits with any of our customers in Chile.

Since 2003, after production, bottling and packaging, our spirits are either stored at one of our production facilities or transported to a network of 23 owned or leased warehouses which are located throughout Chile. These warehouses are part of CCU’s sales and distribution system.

Our customers make payment for our products either in cash at the time of delivery or in accordance with one of various credit arrangements. Payment on credit sales for spirits is generally due 59 days from the date of delivery. Credit sales accounted for 48% of our spirits sales in Chile in 2012. Losses on credit sales of spirits in Chile have not been significant.

We distribute our spirits throughout Chile to:

•         supermarket chains,

•         off-premise retail: small and medium-sized retail outlets, which in turn sell spirits to consumers for take-out consumption;

•         on-premise retail: retail establishments such as restaurants, hotels and bars for on-premise consumption; and

•         wholesalers.

In the last three years, the percentage of spirits sales attributable to each of these distribution channels in Chile was as follows:

	Percentage of Total Spirits Sold

Distribution Channels	2010	2011	2012
Supermarkets	41%	38%	37%
Off-premise retail	28%	28%	29%
On-premise retail	7%	8%	8%
Wholesalers	24%	26%	27%
Total	100%	100%	100%

The following table sets forth our pisco sales volume breakdown, by category, during each of the last three years:

Category	2010	2011	2012
	(in millions of liters)
Ultra premium	0.3	0.3	0.3
Premium	6.6	7.5	9.1
Medium-priced	2.6	2.3	3.3
Medium-priced mix (1)	7.2	7.1	6.3
Popular-priced	1.2	1.1	1.2
Total	17.8	18.3	20.3

(1) Ice Blend, Sours and Cream cocktails

The following table sets forth the changes in the average price per liter to our customers for spirits for the periods indicated:

	Spirits in Chile ( in CLP)

	2010	2011	2012

Average price per liter	1,912.2	2,162.1	2,348.5
% growth	1.1	13.1	8.6

Geographical Markets.   Santiago and the surrounding areas (referred to as the Metropolitan Region) account for approximately 40% of the population of Chile and accounted for approximately 40.6% of our spirits sales by volume in 2012.

Competition.  According to Nielsen figures, our share of the Chilean pisco market, over the last four years is as follows:

Year	Our Chilean Market Share for pisco (1)

2008	45%
2009	45%
2010	47%
2011	47%
2012	52%
(1) Source: Nielsen

Our principal competitor in the pisco business is Cooperativa Agrícola Pisquera Elqui Ltda. (“Capel"), which is the market leader.  According to Nielsen numbers, we had a 52% market share in 2012, although our internal estimate is somewhat higher (55.7%).

Our competitor Capel has nine production facilities located in Regions III and IV of Chile and distributes its products throughout the country. Capel uses its own sales force, as well as third-party distributors.  Sales of Capel’s brands of pisco by volume accounted for approximately 50% in 2010, 50% in 2011, and 47% in 2012 according to Nielsen figures.

Pisco is a spirit that is produced only in the northern part of Chile and the southern part of Peru.  For this reason, imported pisco is not a significant component of the Chilean pisco market.  We estimate that imports accounted for less than 1% of total pisco sales by volume during 2012.

According to Nielsen calculations, our estimated average share of the Chilean rum market was 15.1% in 2010, 17.7% in 2011, and 20.7% in 2012.  Our principal competitors by volume in the rum business are Madero (Capel), Barceló, Mitjans S.A. and certain imported brands.

Our Other Businesses

Plastic Bottles

Through our subsidiary Fábrica de Envases Plásticos S.A., or PLASCO, we own and operate a plastic factory in Renca which supplies most of the pre-forms, returnable and non-returnable bottles and caps, primarily used by us in the packaging of our soft drinks and water products. Additionally, PLASCO has blowing bottle machines in ECCUSA factory’s in Santiago and Antofagasta.

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

The manufacturing of plastic caps for carbonated softdrinks and water involves also a two-step process. The first consists of a compress molding process, which manufactures caps from PP resin. The second step is the decoration of plastic caps with an offset printing process. In 2012, we started to produce caps for juices and Gatorade with only a one-step process with HDPE resin.

Prices of principle raw materials required by our PLASCO subsidiary have been volatile during 2012. The one way PET price was between 1,400 USD/TON and 1,800 USD/TON. In addition, energy costs remained high during 2012, around 200 USD/MWH.

In 2012, all pre-forms, returnable and non-returnable plastic bottle needs of ECCUSA were supplied directly by PLASCO with the exception of five-liter bottles, which are bought by ECCUSA in small quantities from third party suppliers.

During 2012, PLASCO sold 285 million bottles. Of all bottles, approximately 90% were blown in PLASCO facilities and manufactured with PLASCO pre-forms. The remaining 10% were produced with purchased pre-forms or purchased bottles.

PLASCO also sold 235 million pre-form. Of all these, approximately 42% were manufactured by PLASCO and later blown into bottles by Aguas CCU-Nestlé Chile S.A.. The remaining 57% pre-forms were produced and sold by PLASCO and blown in ECCUSA with PLASCO and ECCUSA Blowing machines.

PLASCO has, to date, not made any bottle sales to third parties. Plastic bottle and pre-form sales by volume increased from 417.6 million in 2011 to 520.1 million in 2012 (an increase of 24.5%).  During 2012, PLASCO sold 530 million plastic caps; 385 million of those were for CSD and mineral water, 88 million for juices and 57 million for beer.

PLASCO’s had net sales of CLP34,760 million, Operating Result of CLP3,084 million and net income of CLP2,463 million in 2012, representing an increase of 14.1%, 20.2% and 71.8%, respectively, over 2011.

Sweet Snacks

In January 2004, we entered the sweet snacks business by means of a joint venture between our subsidiary ECCUSA (currently, this investment belongs to our subsidiary CCU Inversiones S.A.) and Empresas Lucchetti S.A. (currently, Industria Nacional de Alimentos S.A.), a subsidiary of Quiñenco, with a 50% interest each in Calaf S.A. (today, Foods), a corporation that acquired the trademarks, assets and know-how, among other things, of Calaf S.A.I.C. and Francisca Calaf S.A., traditional Chilean candy makers, renowned for more than a century.  In August 2005, Calaf acquired the assets and know-how of Bortolaso S.A., a cookie factory with more than 50 years of existence in the country, enabling Calaf to increase its presence in the most important segment of the sweet snacks business.  In October 2007, Calaf acquired the traditional cereal brand Natur, allowing Calaf to enter and commence growing in the quickly developing healthy foods category. In August 2008, Foods bought 50% of Alimentos Nutrabien S.A. the leading company in home-made sweet snacks products. The three brands –Calaf, Natur and Nutrabien– have niche products aimed at specific market segments. This niche segmentation along with enhancement in formula and raw materials is expected to improve the company’s brand equity.  We sell Foods’ products through CCU’s sales platform to 72,090 clients, with the potential to reach more than 110,000 clients, and with a dedicated sales force that serves the supermarket chains.

Our Business in Uruguay

In September 2012, CCU acquired 100% shares of the Uruguayan companies Marzurel S.A., Milotur S.A., Coralina S.A. and became the majority shareholder and controller of Andrimar S.A. These companies own the assets of a business developed in Uruguay engaged in the production and marketing of bottled mineral waters under the Nativa brand, and carbonated softdrinks under the Nix brand. This acquisition is in line with the Company’s strategic plan, which seeks to expand its activities into new markets.

In December 2012, an agreement was signed with Heineken to begin the distribution of Heineken beer and import Schneider beer from CCU Argentina to Uruguay as well.

Government Regulation

Government Regulation in Chile

We are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in Chile.  These regulations include labor laws, social security laws, public health, consumer protection, environmental laws, securities laws, and anti-trust laws.  In addition, regulations exist to ensure healthy and safe conditions in facilities for the production, bottling, and distribution of beverages.  For a more detailed discussion of environmental laws, see “– Environmental Matters.”

Regulations specifically concerning the production and distribution of “alcoholic beverages” are contained in Chilean Law N°18.455 and its Ordinance, which set the standards for human consumption of such beverages, by minutely describing the different types of alcohol; the minimum requirements that must be met by each class of beverage; raw materials and additives that may be used in their manufacture; their packaging and the information that must be provided by their labels; and the procedure for their importation, among others.

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

Law N°19.937, which was enacted in February 2004, established a new structure and powers for the Sanitary Authority, and became effective on January 1, 2005 and was fully operative by February 2006. The Servicios de Salud (“Health Services”) was replaced by the Ministry of Health’s Regional Offices, which constitute the new Sanitary Authorities, which inspect plants on a regular basis, taking samples for analysis, directing the adoption of new safety procedures and applying fines and other penalties for infringement of regulations.

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

National Law N°18,284 (the Argentine Food Code, or the “Food Code”) regulates the manufacturing and packaging of food and beverages.  The Food Code provides specific standards with which manufacturing plants must comply and regulates the production of food and beverages mentioned in the Food Code.  The Food Code also specifies the different methods in which beer may be bottled as well as the information to be provided on labels. National Law N° 24,788, enacted in March 1997, established the national minimum age requirements for the purchase of alcoholic beverages. Under this law the sale of alcoholic beverages is not permitted to persons under 18 years of age, and the health authorities of each province undertake the enforcement of the Food Code. In the Federal Capital and many provinces of Argentina, local law restricts the sale of alcoholic beverages, particularly between the hours of 11 p.m. and 8 a.m., and establishes harsh penalties for infringement.

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

Organizational Structure

Ownership Structure as of March 31, 2013

Quiñenco S.A.
Heineken Chile Ltda.
50.00%
50.00%
Inversiones y Rentas S.A.
ADRs
Others
99.99%
61.67%
11.77%
22.12%
Inversiones IRSA Ltda.
4.44%
Compañía Cervecerías Unidas S.A.

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

Quiñenco is the holding company of one of Chile’s largest business conglomerates, with investments in various sectors of the Chilean economy.  Quiñenco’s principal holdings include Banco de Chile (the second-largest bank in Chile), Madeco S.A. (principal shareholder of French cable producer Nexans and leading manufacturer of flexible packaging, copper and aluminum-based products), ENEX (the second-largest retail fuel distributor), CSAV (the largest shipping company in America and one of the largest worldwide), and SM SAAM (second largest port operator in Latin America and fourth largest tugboat operator worldwide).

Heineken, the Dutch brewer, is one of the largest brewers in the world with 165 breweries in more than 70 countries and 76,191 employees worldwide.  Heineken group’s beer volume was 171.7 million hectoliters during 2012, and its principal brands are Heineken and Amstel.

The following table provides our significant subsidiaries as of December 2012:

Subsidiaries	Country	Ownership Interest
CCU Chile	Chile	100.00%
CCU Argentina	Argentina	100.00%
ECCUSA	Chile	99.94%
Aguas CCU-Nestlé	Chile	50.10%
VSPT	Chile	60.45%
CPCh	Chile	80.00%

Property, Plant and Equipment

Set forth below is information concerning our production facilities as of December 31, 2012, all of which are owned and operated by us or our subsidiaries:

	Nominal Installed	Utilized Capacity	Average Utilized
	Monthly Production	During	Capacity
	Capacity	Peak Month (1)	During 2012 (2)	Facility Size (3)
	(in million liters)	(%)	(%)	(square meters)
Beer Production Facilities
Santiago	54.3	91.7%	75.2%	171,476
Temuco	12.0	79.6%	67.4%	51,026
Kunstmann	1.2	70.6%	56.8%	14,335
Chile Total	67.5	89.2%	73.5%	236,838

Santa Fe	27.0	100.1%	85.2%	60,691
Salta	5.2	68.0%	47.2%	9,160
Luján (4)	24.4	89.0%	62.8%	122,669
Argentina Total	56.6	92.8%	71.4%	192,520

Non-Alcoholic beverages (5)
Santiago	99.4	66.8%	56.1%	134,792
Antofagasta	18.0	27.7%	19.7%	36,789
Uruguay	15.4	42.8%	32.7%	34,027
Total	132.8	58.7%	48.4%	205,608

Purified Water Production
Santiago (6)	37.9	26.8%	22.3%	1,989
Total	37.9	26.8%	22.3%	1,989

Mineral Water Production
Coinco	41.5	48.2%	35.2%	16,702
Casablanca	2.0	9.9%	6.4%	3,347
Total	43.5	46.4%	33.9%	20,050

(1) Based on the year ended December 31, 2012. Utilized Capacity During Peak Month is equal to production output as a percentage of Nominal Installed Production Capacity during our peak month for each respective plant. Nominal Installed Monthly Production defined as production capacity for current product/packaging mix within 25 days per month and 3 shifts per day.The implicit slack (spare) capacity does not necessarily measure real slack capacity. We believe that real production capacity is less than the nominal installed production capacity as adjustments are required for real machinery performance, packaging mix, availability of raw materials and bottles, seasonality within the months and other factors. As a result, we believe that the peak monthly capacity utilization rates shown above understate real capacity utilization and that slack capacity is overstated. We estimate that during the peak month in 2012, the real slack capacity amounted to approximately 5.9 million liters in Chilean beer, 2.9 million liters in Argentine beer, 16.6 million liters in soft drinks, 12.5 million liters in purified water and 12.4 million liters in Chilean mineral water.
(2) Average Utilized Capacity during 2012 equals the plant’s total production output as a percentage of nominal installed annual production capacity in 2012. Nominal installed annual production capacity is calculated by multiplying the Nominal Installed Monthly Production Capacity by 11 months (on average, a one month period is required each year for maintenance and repairs). Given the seasonal nature of our beer production and sales, these figures underestimate capacity utilization during peak months.
(3) Facility size equals total built area including warehousing logistics activities.
(4) Includes Cider Production (Mendoza, Pilar and Cuidadela Plants).
(5) Includes Nativa+Nix (Uruguay).
(6) Includes Manantial, HOD business.

Because these figures are calculated across various SKUs (stock keeping units - products/packaging combination), the results correspond to averages, and therefore, no investments decisions should be made based solely on these figures.

Our installed vinification and storage capacity is shown in the table below:

	Installed Vinification	Storage Capacity in Tanks	Facility
	Dinamic Capacity (1)	and Barrels	Size
	(million liters)	(million liters)	(square meters)
Wine Production Facilities
Lontué	0.0	13.3	19,861
Molina	28.0	38.8	51,807
Totihue	0.7	0.8	5,374
Santa Helena	2.5	2.4	7,134
Tarapacá	25.4	27.5	44,229
Viña Mar	0.0	1.0	8,086
Misiones de Rengo	0.0	0.0	11,352
Chile Total	56.6	83.8	147,843

Finca La Celia	7.5	7.4	9,675
Argentina Total	7.5	7.4	9,675

(1): Considers in average two times utilization fermentation tank capacity.

As of December 31, 2012, VSPT had a nominal filling capacity of 34,500 liters per hour at its Lontué plant, 27,000 liters per hour at its Molina plant, 11,000 liters per hour at its Tarapacá Plant. At Finca La Celia in Argentina, VSPT had a nominal filling capacity of 4,125 liters per hour.

Our installed spirits production capacity is shown in the table below:

	Installed Production	Facility Size
	Capacity(1)
	(million liters)	(square meters)
Spirits Production Facilities
Pisco Elqui	1.2	12,084
Sotaquí (2)	-	12,132
Monte Patria	12.54	33,726
Salamanca	2.92	8,746
Ovalle (3)		33,974
Total	16.7	100,662
(1) 26% Vol
(2) The Sotaqui plant only produced wines.
(3) The Ovalle plant is solely a bottling facility.

As December 31, 2012, we had a nominal bottling capacity of 10.385 liters per hour at our Ovalle Plant (33.974 square meters).

For information regarding environmental matters, see “– Environmental Matters.”

Environmental Matters

Chile

Our operations are subject to both national and local regulations in Chile relating to the protection of the environment.  Regarding human health, the fundamental law in Chile is the Health Code, which establishes minimum health standards and regulates air and water quality, as well as sanitary landfills.  The local Sanitary Authority is the governmental entity in charge of the enforcement of these rules and has the authority to impose fines.

The environmental framework is governed by Law N°19,300, enacted in 1994, as amended, which includes not only environmental protection rules but also rules concerning the preservation of natural resources.  Among other matters, it creates the environmental impact assessment system which requires any future project or major amendment of an existing activity that may affect the environment to evaluate the its possible environmental impact, in order to fulfill related regulations and to implement mitigation, compensation and restoration measures. Our latest projects have been successfully submitted to this system, where the environmental national public entity, the National Environmental Commission (or Comision Nacional del Medio Ambiente, or “CONAMA”), has given the respective authorizations.

Law N°19,300 also creates a mechanism of point sources emission limits and environmental quality standards that are developed and detailed by specific regulations. In this sense, there is a special regulation for wastewater discharges into sewage systems, and another regulation for wastewater discharges into superficial water bodies, in both cases pursuant to a schedule of deadlines. Over the years, CCU implemented specific action plans in each operation, optimizing those emissions and, based on the location and wastewater quality, invested in highly efficient treatment plants. Such plants are also designed to generate boiler-suitable biogas. We are in compliance with this law and related regulations in all material respects, having fulfilled at each relevant stage all requirements prescribed by them.

Through the enactment of Law N°20,417 in 2010 (amending Law N°19,300), the Ministry of Environment, the Environmental Superintendency and specific Environmental Courts were established, which will gradually replace all former activities of the CONAMA. Those new governmental bodies are now responsible for the development, implementation and enforcement of various regulations regarding environmental management in relation to environmental standards, protection of natural resources, environmental education and pollution control, among other responsibilities.

Due to the high levels of air pollution in the Santiago metropolitan area, the relevant authorities have implemented a decontamination plan, which includes different levels of air quality, and certain measures that can be imposed on industries. In the case of emergency situations, those companies comprising the industries classified as producing the highest levels of particle and gas emissions must suspend their activities. We are in compliance with current regulations applicable to both our beer and soft drink facilities in the Santiago metropolitan area in all material respects.

There are currently no material legal or administrative proceedings pending against us in Chile with respect to any environmental matter. We believe that we are in compliance in all material respects with all applicable environmental regulations.

Argentina

In 2012, the National Government enacted different regulations to protect the industrial sector through mandatory environmental insurance. CCU Argentina has procured environmental insurance for the Luján plant and plans its extension in 2013 to the Santa Fe and Salta facilities.

With its strategic pillar of sustainability, the Company has decided to enhance the biogas generated in the effluent treatment plant of Luján. In order to accomplish that mission, it has spearheaded a roundtable discussion with representatives of the Electricity Company, project designers and Company personnel. Various alternatives are currently being discussed aiming to reduce energy consumption from traditional sources by exploiting a residue of the process and through the installation of an electric generator.

CCU Argentina has financed and participated in the development and construction of a pilot scale reactor along with the Faculty of Engineering and Water Sciences (FICH) of the Universidad Nacional del Litoral (UNL). This endevour plans to study liquid effluent treatment, focusing on obtaining byproducts that add value to the current brewery effluents. The reactor, which is working in one of the laboratories of the university, was entirely designed by researchers of the Department of Environment of FICH-UNL, the INTEC and CCU Argentina. The results of this research will be used as an input in the development of the project, to promote the study of plant effluent appreciation in Santa Fe. The site is projected to be in the port sector of the city (500 meters from the plant) where it also considers treatment of effluent prior to disposal.

The Lujan and Santa Fe plants have successfully renewed their ISO 14001:2004 certifications, and the Salta plant is expected to complete the process in March 2013 with a 4-year agreement with the provincial government, through ‘’Sello Salteño Ecoeficiente’’, which certifies the plant with the same international standard, and includes a step of Corporate Social Responsibility. In 2012, the Company started analyzing the development of the first Corporate Social Responsibility report on its operations in Argentina.

ITEM 4A: Unresolved Staff Comments

Not applicable.

ITEM 5: Operating and Financial Review and Prospects

Overview

CCU is a diversified beverage company operating principally in Chile, Argentina and Uruguay. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the second-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water and nectars producer, the largest pisco distributor and also participates in the HOD, rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard and Compañía Pisquera Bauzá S.A.. According to Paulaner’s global strategy of producing only Paulaner beer in Germany, the Licence agreement will end in June 2013. We are currently in the evaluation process to import it.

We face certain key challenges and risks associated with our business. These risks include competition within the marketplace, managing operating costs and the integration and expansion of new products.  We currently have approximately 78.8% of the Chilean beer market; however, competitors are investing in this market and launching new products, and therefore, we must concentrate on competitive pricing and marketing strategies to maintain our market share.  Operating costs are subject to variations depending on plant efficiency, product mix and production cycles, and also on US$ commodities prices and the rate of exchange from Chilean pesos to US$ or Euro. Our principal costs include the cost of raw and packaging materials, distribution and marketing costs.  We continue to sell and deliver new products to our customers, including products through new licensing agreements and new products through internal development.

The analysis of our results is based on financial statements prepared in accordance with IFRS as issued by the IASB. The three most recent years are considered in the discussion below.

In 2012, we reached new historical records in sales volumes and net sales revenues, obtaining consolidated net sales of CLP1,075,690 million, of which 29.8% was accounted for by our beer sales in Chile, 23.3% by sales of CCU Argentina, 27.2% by our Non-alcoholic beverages sales in Chile, 13.9% by wine sales, 5.9% by spirits sales and the remainder by sales of other products and/or consolidation eliminations. Our net sales revenues increased 10.9% over the prior year as we increased sales of existing products and had a higher average price per product.

Impact of the February 27, 2010 Earthquake and Tsunami and Changes in Consolidation scope

On February 27, 2010, an 8.8 magnitude earthquake struck the central and south regions of Chile. The earthquake’s impact on CCU’s operations related primarily to damage to infrastructure, inventory destruction and business interruptions, which was adequately covered by our insurance policies. The recovery plan and controls put in place by CCU proved to be effective and brought operations back to normality with minimal unavoidable product supply interruption.

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

As of 2012, CCU has adopted the application of the International Financial Reporting Standards (IFRS) No. 11 Joint Arrangements. This change in accounting policy implies that investments held in joint agreements with Promarca S.A. and Compañía Pisquera Bauzá S.A., in which we have a 50% and 49% ownership interests, respectively, are changed from the equity method to accounting for assets, liabilities, revenues and expenses relating to our ownership share in a joint operation. The effects of this accounting change in the consolidation scope have had an impact at the Operating Result level, but no effect on Net income or Equity.

OPERATING RESULT

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

The following table presents the net sales and Operating Result, and related percentage as a component of net sales, for each of our segments:

	Year Ended December 31,
	2010		2011		2012
	(in millions of CLP, except percentages)
Net sales
Beer Chile(1)	287,981	34.4%	313,017	32.3%	320,844	29.8%
CCU Argentina(1)	156,363	18.6%	220,903	22.8%	250,996	23.3%
Non-alcoholic Beverages(2)	223,476	26.7%	248,509	25.6%	292,133	27.2%
Wine(3)	132,293	15.8%	138,348	14.3%	149,557	13.9%
Spirits(4)	43,218	5.1%	50,936	5.3%	63,552	5.9%
Other (5)	-5,072	-0.6%	-2,162	-0.2%	-1,392	-0.1%
Total	838,258	100.0%	969,551	100.0%	1,075,690	100.0%
Operating Result(6)
Beer Chile(1)	85,295	52.6%	99,412	51.6%	85,102	47.0%
CCU Argentina(1)	22,028	13.6%	28,817	14.9%	28,182	15.6%
Non-alcoholic Beverages(2)	34,205	20.0%	38,376	19.9%	45,346	25.0%
Wine(3)	10,256	6.3%	16,890	8.8%	11,053	6.1%
Spirits(4)	6,409	4.0%	6,690	3.5%	7,772	4.3%
Other (5)	5,698	3.5%	2,633	1.4%	3,733	2.1%
Total	163,891	100.0%	192,818	100.0%	181,188	100.0%

(1) Includes sales of beer, cider, spirits, beer by-products and other products such as malt, spent grain and yeast in Argentina.
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

(6) Defined, for management purposes, as earnings before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes.

The following table presents our Income statement in millions of pesos and as a percentage of net sales:

	Year Ended December 31,
	2010		2011		2012
	(millions of CLP, except percentages)
Net sales	838,258	100.0%	969,551	100.0%	1.075,690	100.0%
Cost of sales	-381,545	45.5%	-447,862	46.2%	-493,087	45.8%
Gross margin	456,714	54.2%	521,689	53.8%	582,603	54.2%
Other operating income/(expenses)	8,263	1.0%	20,136	2.1%	3,828	0.4%
MSD&A	-301,086	35.9%	-349,007	36.0%	-405,243	37.7%
Operating Result(1)	163,891	19.3%	192,818	19.9%	181,188	16.8%
Net financing expenses	-8,286	1.0%	-7,324	0.8%	-9,362	0.9%
Results as per adjustment units	-5,076	0.6%	-6,728	0.7%	-5,058	0.5%
Exchange rate differences	-1,401	0.2%	-1,079	0.1%	-1,003	0.1%
Equity and income from joint ventures	-684	0.1%	-698	0.1%	-177	0.0%
Other gains/(losses)	-655	0.1%	3,010	0.3%	-4,478	0.4%
Income before taxes	147,790	17.6%	179,998	18.6%	161,110	15.0%
Income taxes	-27,853	3.3%	-45,196	4.7%	-37,133	3.5%
Net income for the year	119,937	14.3%	134,802	13.9%	123,977	11.5%
Attributable to:
Equity Holders of Parent Company	110,700	13.2%	122,752	12.7%	114,433	10.6%
Non controlling interest	9,237	1.1%	12,051	1.2%	9,544	0.9%

(1) Defined, for management purposes, as earnings before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes.

FISCAL YEAR ENDED DECEMBER 31, 2012 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2011 1

The major occurrences of the fiscal year ended 2012 were: (a) increased competition affecting our Chilean beer operations, via price discounts in the one-way packaging and premium products market, which positively affected the per capita consumption but had a negative impact on our market share; (b) increase in imported brands, (c) higher real salaries caused by full employment in Chile, (d) the inflationary pressures experienced by our Argentine operations; and (e) changes in the consolidation scope given IFRS No. 11 Joint Arrangements.

Net Sales

Our net sales were CLP1,075,690 million in 2012 compared to CLP969,551 million in 2011, representing a 10.9% increase, primarily due to higher sales volumes and higher per unit prices in all segments. The net sales performance of each of our business segments during 2012 is described below:

Beer Chile:  Our net sales of beer in Chile increased 2.5% to CLP320,844 million in 2012, from CLP 313,017 million in 2011.  Such increase resulted primarily from a 1.3% increase in unit prices and a 1.1% increase in sales volume.  Higher sales volumes were primarily a result of the domestic private consumption acceleration increasing the per capita consumption to 40 liters, as well as our effective sales execution. Price increases were necessary to restore our margins.

CCU Argentina:  Net sales of CCU Argentina increased 13.6% to CLP250,996 million in 2012, from CLP220,903 million in 2011.  This increase was due to a 28.6% higher unit price, measured in Chilean pesos, partially offset by a 1.6% volume decrease. Higher per unit prices were primarily a result of price increases implemented during 2012, as well as a higher percentage of premium products in our sales mix.

_____________________________

1 Segment analysis excludes “Other/eliminations” data.

Non-alcoholic beverages:  Our net sales of non-alcoholic beverages increased 17.6% to CLP292,133 million in 2012, from CLP248,509 million in 2011. This increase in sales was due to a 16.5% increase in sales volume and an average increase of 2.0% in unit prices. The higher sales volume was a result of increases of 12.7%, 18.2% and 27.3% in carbonated soft drinks, nectars and water volumes, respectively, as a result of increased per capita consumption, and a higher consolidated market share.

Wine:  Our net sales of wine increased 8.1% to CLP149,557 million in 2012, from CLP138,348 million in 2011.  The increase in sales was due to a 5.3% increase in sales volume and a 3.3% increase in unit prices.  Despite the appreciation of the Chilean peso vis-à-vis the currencies of the exports’ destination countries, unit prices of Chilean exports, expressed in Chilean pesos, were 0.9% higher than in 2011.

Spirits:  Our net sales of spirits increased 24.8% to CLP63,552 million in 2012, from CLP50,936 million in 2011. This increase in sales was due to a 15.7% increase in sales volume and an 8.6% increase in per unit price due a sales mix that included more premium beverages. As of July 1, 2011 we began distributing the Pernod Ricard brands through traditional channels in Chile.

Cost of sales

Our Cost of sales consists primarily of the cost of raw materials, packaging, labor costs for production personnel, depreciation of assets related to production, depreciation of returnable bottles, licensing fees, bottle breakage and costs of operating and maintaining plants and equipment.  Our Cost of sales in 2012 was CLP493,087 million compared to CLP447,862 million in 2011, a 10.1% increase from 2011.  However, as a percentage of net sales, Cost of sales decreased to 45.8% in 2012 from 46.2% in 2011. Our Cost of sales for each business segment during 2012 is described below:

Beer Chile:  Our Cost of sales for our Chilean beer segment increased 6.7% to CLP130,587 million in 2012, from CLP122,416 million in 2011.  This increase was due to higher costs of energy, and higher sales mix of premium and one-way products.  Cost of sales as a percentage of net sales increased to 40.7% in 2012 from 39.1% in 2011.

CCU Argentina:  Our Cost of sales for our Argentine segment increased 7.1% to CLP97,711 million in 2012, from CLP91,237 million in 2011. Cost of sales as a percentage of net sales decreased from 41.3% in 2011 to 38.9% in 2012.

Non-alcoholic beverages:  Our Cost of sales for our non-alcoholic beverage segment increased 12.3% to CLP138,906 million in 2012, from CLP123,713 million in 2011. Cost of sales as a percentage of net sales decreased from 49.8% in 2011 to 47.5% in 2012.

Wine:  Our Cost of sales for our wine segment increased 6.4% to CLP95,635 million in 2012, from CLP89,850 million in 2011.  Cost of sales as a percentage of net sales decreased from 64.9% in 2011 to 63.9% in 2012.

Spirits:  Our Cost of sales for our spirits segment increased 33.3% to CLP38,865 million in 2012, from CLP29,153 million in 2011. Cost of sales as a percentage of net sales increased from 57.2% in 2011 to 61.2% in 2012.

Gross margin

Our Gross margin increased 11.7% to CLP582,603 million in 2012, from CLP521,689 million in 2011.  This increase was due to an increase in our sales above the increase in Cost of sales.  As a percentage of net sales, Gross margin increased to 54.2% in 2012 from 53.8% in 2011.

Marketing and Selling, Distribution and Administrative Expenses

Our marketing and selling, distribution and administrative expenses (“MSD&A”) primarily include advertising and promotional expenses, salaries of administrative personnel, maintenance, general expenses, transportation costs and services provided by third parties.  Our MSD&A increased 16.1% to CLP405,243 million in 2012, from CLP349,007 million in 2011.  As a percentage of net sales, our MSD&A increased to 37.7% in 2012 from 36.0% in 2011. The MSD&A performance of each business segment during 2012 is described below:

Beer Chile:  The MSD&A of our Chilean beer segment increased 8.6% to CLP105,513 million in 2012, from CLP97,196 million in 2011.  The increase in MSD&A was primarily attributable to higher distribution expenses and higher real salaries caused by improving employment conditions in Chile leading to competition for workers. As a percentage of net sales, our MSD&A increased to 32.9% in 2012 from 31.1% in 2011.

CCU Argentina:  The MSD&A of our Argentine segment increased 24.9% to CLP125,400 million in 2012, from CLP100,413 million in 2011.  The increase in MSD&A was primarily due to higher distribution, and personnel expenses, all related to inflationary pressures.  As a percentage of net sales, our MSD&A increased to 50.0% in 2012 from 45.5% in 2011.

Non-alcoholic beverages:  The MSD&A of our Non-alcoholic beverage segment increased 21.4% to CLP107,667 million in 2012, from CLP88,698 million in 2011. This increase was primarily due to higher distribution expenses.  As a percentage of net sales, our MSD&A for this segment increased to 36.9% in 2012 from 35.7% in 2011.Wine:  The MSD&A of our wine segment increased 7.3% to CLP43,175 million in 2012, from CLP40,242 million in 2011.  This increase in MSD&A was primarily related to higher volumes. As a percentage of net sales, our MSD&A for this segment decreased to 28.9% in 2012 from 29.1% in 2011.

Wine:  The MSD&A of our wine segment increased 4.9% to CLP40,242 million in 2011, from CLP38,372 million in 2010.  This increase in MSD&A was primarily related to higher sales volumes. As a percentage of net sales, our MSD&A for this segment increased slightly to 29.1% in 2011 from 29.0% in 2010.

Spirits:  The MSD&A of our spirits segment increased 18.8% to CLP18,516 million in 2012, from CLP15,592 million in 2011.  This increase in MSD&A was primarily due to higher distribution expenses and other expenses related to higher sales. As a percentage of net sales, our MSD&A for this segment decreased to 29.1% in 2012 from 30.6% in 2011.

Other Operating Income/(expenses) and Exceptional items

The Other operating income/(expenses) decreased in 2012 resulting in a net income of CLP3,828 million in 2012, as compared to a net income of CLP7,230 million in 2011.  During 2012, we did not have exceptional  items, whereas in 2011, we recorded the following exceptional items at the Operating Result level: (a) the settlement of the insurance claims related to the February 27, 2010 earthquake in Chile, which generated a profit of CLP13,289 million in 2011, offsetting the operational losses caused by the natural disaster, and (b) CLP384 million severance paid related to the cider business in Argentina acquired in December 2010, for a net total of CLP12,905 million.

Operating Result

Our Operating Result decreased 6.0% to CLP181,188 million in 2012, as compared to CLP192,818 million in 2011, including the described exceptional profit arising from insurance claims related to the February 27, 2010 earthquake and the severance to the cider business. As a percentage of net sales, Operating Result decreased from 19.9% in 2011 to 16.8% in 2012. Excluding exceptional items, Operating Result would have increased 0.7% and, as a percentage of net sales, would have decreased to 16.8% in 2012 from 18.6% in 2011. The Operating Result performance of each of our business segments during 2012 is described below:

Beer Chile:    Operating Result from our Chilean beer segment decreased 14.4% to CLP85,102 million in 2012, from CLP99,412 million in 2011.  Our Operating Result margin for this segment decreased from 30.1% in 2011 to 26.5% before exceptional items.

CCU Argentina:  Operating Result from our Argentine operation segment, measured in Chilean pesos, decreased 2.2% to CLP28,182 million in 2012, from CLP28,817million in 2011.  The results of this business segment were affected by the fluctuation of the Chilean peso vis-à-vis the Argentine peso. Our Operating Result margin before exceptional items for this segment increased from 11.2% in 2011 to 13.2% in 2012.

Non-alcoholic beverages:  Operating Result from our non-alcoholic beverage segment increased 18.2% to CLP45,346 million in 2012, from CLP37,140 million in 2011. Our Operating Result margin for this segment increased from 14.9% in 2011 to 15.5% in 2012 before exceptional items.

Wine:  Operating Result from our wine segment decreased 34.6% to CLP11,053 million in 2012, from CLP16,890 million in 2011.  Our Operating Result margin for this segment decreased from 7.5% in 2011to 7.4% in 2012 before exceptional items.

Spirits:  Operating Result from our spirits segment increased 16.2% to CLP7,772 million in 2012, from CLP6,690 million in 2011. Our Operating Result margin for this segment decreased from 12.5% in 2011 to 12.2% in 2012 before exceptional items.

Net Financing Expenses

Our net financing expenses increased 27.8% to CLP9,362 million in 2012 as compared to CLP7,324 million in 2011.  This increase was primarily due to a higher level of net financial debt in 2012.

Equity and income from joint ventures

CCU has 50% participation in each of the following companies: Cervecería Austral S.A., Foods, Viña Valles de Chile S.A.2 . The share of the profit in the referred companies decreased 74.6% to CLP177 million in 2012, from CLP698 million in 2011. This decrease was due to the changes in the scope of consolidation with the adoption of IFRS11.

Result as per adjustment units and Exchange rate differences

The adjustment applied to our net liabilities due to Chilean inflation and foreign exchange fluctuations resulted in a net loss of CLP5,058 million in 2012, as compared to a net loss of CLP6,728 million in 2011. These results are due to the greater change in the UF 3 value as of December 2012 of 3.9% compared to the same period of 2011 of 2.4%, which increased the negative impact on our net UF denominated liabilities.

Other gains (losses)

Our other gains decreased from a net gain of CLP3,010 million in 2011 to a net loss of CLP4,478 million in 2012. The change resulted from losses related to hedges covering foreign exchange variations on taxes.

Income taxes

Our income taxes for 2012 amounted to CLP37,133 million, translating into an effective consolidated tax rate of 23.0%. Income taxes in 2011 amounted to CLP45,196 million translating into an effective consolidated tax rate of 25.1%. Income tax decreased by CLP8,063 mainly due to lower profits, despite the higher corporate income tax rate in Chile (20% in 2011 compared with 17% in 2010), (b) the effect of foreign exchange fluctuations on taxes  and Other gains/(losses).

Net income for the year

Our net income for 2012 decreased 8.0% from CLP134,802 million in 2011 to CLP123,977 million in 2012, primarily as a result of a 6.0% Operating Result decrease.

Net income attributable to equity holders of parent company

Our Net income attributable to equity holders of our parent company decreased 6.8% from CLP122,752 million in 2011 to CLP114,433 million in 2012 for the reasons explained in the preceding paragraphs.

Non-controlling interests

Non-controlling interests decreased from CLP12,051 million in 2011 to CLP9,544 million in 2012. This decrease was primarily due to lower results in Viña San Pedro Tarapacá, explained mainly by the lack of the effect of the insurance claim settlement.

_____________________________

2 The share of profits of Viñas Valles de Chile S.A. takes into account only the first eleven months of 2011. As of December 2011, Viñas Valles de Chile S.A. consolidates under the segment “Wines” after the split of its two principal components: Tabalí and Leyda; the latter remained in VSPT. See “Item4: Information on the Company−Business Overview−Our Wine Business−Overview.”

3 The Unidad de Fomento (UF) is a monetary unit expressed in Chilean pesos, whose value is indexed to Chilean inflation.

FISCAL YEAR ENDED DECEMBER 31, 2011 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2010 4

The major occurrences of the fiscal year ended 2011 were: (a) the sharp increase in the cost of raw materials, fuel and energy as a consequence of the increase in commodity prices; (b) the inflationary pressures experienced by our Argentine operations; (c) the innovations in the spirits segment with two new distribution contracts - one with Pernod Ricard for the distribution of all their brands through the traditional channels, and the other with Bauzá for the distribution of the Bauzá pisco brand in Chile; (d) the final payment received from the insurance companies as compensation for losses incurred as a consequence of the February 27, 2010 earthquake; (e) the continued strong acceleration of private consumption in 2011; and (f) increased competition affecting our Chilean beer operations, via price discounts and the introduction of new brands, particularly in the one-way packaging and premium products market, which positively affected the per capita consumption but had a negative impact on our market share .

Net Sales

Our net sales were CLP969,551 million in 2011 compared to CLP838,258 million in 2010, representing a 15.7% increase, primarily due to higher sales volumes and higher per unit prices in all segments. The net sales performance of each of our business segments during 2011 is described below:

Beer Chile:  Our net sales of beer in Chile increased 8.7% to CLP313,017 million in 2011, from CLP287,981 million in 2010.  This increase resulted primarily from a 4.3% increase in unit prices and a 4.6% increase in sales volume.  Higher sales volumes were primarily a result of the domestic private consumption acceleration increasing the per capita consumption to 39.1 lt, as well as our effective sales execution. The higher per unit price of our products was a result of a 7% price increase effective June 1, 2011, and of a sales mix that included more premium beverages. A price increase earlier in the year was necessary to protect our margins after the sharp increase in costs due to the higher prices of commodities affecting raw material, fuel and electricity.

CCU Argentina:  Net sales of CCU Argentina increased 41.3% to CLP220,903 million in 2011, from CLP156,363 million in 2010.  This increase was due to 4.9% higher beer sales volume and 22.0% increase in per unit prices, measured in Chilean pesos. The higher beer sales volume was a result of a slightly higher market share and better penetration of our products. Higher per unit prices were primarily a result of price increases implemented during 2011 to compensate for increased costs and expenses, as well as a higher percentage of premium products in our sales mix.

Non-alcoholic beverages:  Our net sales of non-alcoholic beverages increased 11.2% to CLP248,509 million in 2011, from CLP223,476 million in 2010.  This increase in sales was due to a 6.1% increase in sales volume and an average increase of 4.8% in unit prices. Higher sales volume were a result of increases of 3.9%, 13.7% and 8.0% in carbonated soft drinks, nectars and water volumes, respectively, as a result of increased per capita consumption, a slightly higher market share, and effective sales execution. Unit price for carbonated soft drinks increased by 5.5%, nectars increased by 3.5% and waters by 1.9%.

Wine:  Our net sales of wine increased 4.6% to CLP138,348 million in 2011, from CLP132,293 million in 2010.  The increase in sales is due to a 0.6% increase in sales volume and a 5.1% increase in unit prices.  The increase in sales volume was the result of a 1.5% increase in Chilean domestic volume and 1.4% increase in Chilean exports, which were partially offset by a 13.0% decrease in sales volume in Argentina. The increase in unit prices is due mostly to an increase in the average prices of domestic wine and Argentine wine, also expressed in Chilean pesos, which were 11.1% and 7.3% higher, respectively. In addition, and despite the appreciation of the Chilean peso vis-à-vis the currencies of the exports’ destination countries, unit prices of Chilean exports, expressed in Chilean pesos, were 1.8% higher than in 2010.

Spirits:  Our net sales of spirits increased 17.9% to CLP50,936 million in 2011, from CLP43,218 million in 2010. This increase in sales was due to a 7.5% increase in sales volume and a 13.1% increase in per unit prices due a sales mix that included more premium beverages. As of July 1, 2011 we began distributing the Pernod Ricard brands through traditional channels in Chile.

____________________________

4 Segment analysis excludes “Other/eliminations” data.

Cost of sales

Our Cost of sales in 2011 was CLP447,862 million compared to CLP381,545 million in 2010, a 17.4% increase from 2010.  As a percentage of net sales, Cost of sales was 46.2% in 2011 and 45.5% in 2010. Our Cost of sales for each business segment during 2011 is described below:

Beer Chile:  Our Cost of sales for our Chilean beer segment increased 7.6% to CLP122,417 million in 2011, from CLP113,816 million in 2010.  This increase was due to higher costs for some raw materials in U.S. dollars, higher costs of energy, and a higher sales mix of premium and one-way products, which tend to have a higher production cost, partially offset by a stronger Chilean currency.  Cost of sales as a percentage of net sales decreased to 39.1% in 2011 from 39.5% in 2010.

CCU Argentina:  Our Cost of sales for our Argentine segment increased 37.1% to CLP91,237 million in 2011, from CLP66,543 million in 2010, due to inflationary cost pressures. Cost of sales as a percentage of net sales decreased from 42.6% in 2010 to 41.3% in 2011, primarily as a result of higher average sales prices.

Non-alcoholic beverages:  Our Cost of sales for our non-alcoholic beverage segment increased 16.3% to CLP123,713 million in 2011, from CLP106,398 million in 2010. This increase was due mostly to higher costs of raw material and energy. Cost of sales as a percentage of net sales increased from 47.6% in 2010 to 49.8% in 2011.

Wine:  Our Cost of sales for our wine segment increased 7.1% to CLP89,850 million in 2011, from CLP83,876 million in 2010.  This increase was primarily a result of higher cost of wine used as raw material in 2011, due to the scarcity created by a colder than usual spring causing a poor vintage. Cost of sales as a percentage of net sales increased from 63.4% in 2010 to 64.9% in 2011.

Spirits:  Our Cost of sales for our spirits segment increased 28.9% to CLP29,153 million in 2011, from CLP22,622 million in 2010 as a result of an increase in the costs of raw materials driven by a higher percentage of premium brands in our mix of products and their higher cost. Cost of sales as a percentage of net sales increased from 52.3% in 2010 to 57.2% in 2011.

Gross margin

Our Gross margin increased 14.2% to CLP521,689 million in 2011, from CLP456,714 million in 2010.  This increase was due to an increase in our sales above the increase in Cost of sales.  As a percentage of net sales, Gross margin decreased to 53.8% in 2011 from 54.5% in 2010.

Marketing and Selling, Distribution and Administrative Expenses

Our MSD&A increased 15.9% to CLP349,007 million in 2011, from CLP301,086 million in 2010.  As a percentage of net sales, our MSD&A remained at 36.0% in 2011. The MSD&A performance of each business segment during 2011 is described below:

Beer Chile:  The MSD&A of our Chilean beer segment increased 9.0% to CLP97,196 million in 2011, from CLP89,203 million in 2010.  The increase in MSD&A was primarily attributable to higher distribution expenses. As a percentage of net sales, our MSD&A increased slightly to 31.1% in 2011 from 31.0% in 2010.

CCU Argentina:  The MSD&A of our Argentine segment increased 47.7% to CLP100,413 million in 2011, from CLP68,006 million in 2010.  The increase in MSD&A was primarily due to higher distribution expenses, a higher investment in marketing and higher personnel expenses, all related to inflationary pressures.  As a percentage of net sales, our MSD&A increased to 45.5% in 2011 from 43.5% in 2010.

Non-alcoholic beverages:  The MSD&A of our non-alcoholic beverage segment increased 6.6% to CLP88,697 million in 2011, from CLP83,172 million in 2010. This increase was primarily due to higher distribution expenses and other volume related expenses.  As a percentage of net sales, our MSD&A for this segment decreased to 35.7% in 2011 from 37.2% in 2010, primarily as a result of the dilution of fixed expenses due to higher sale volumes.

Wine:  The MSD&A of our wine segment increased 4.9% to CLP40,242 million in 2011, from CLP38,372 million in 2010.  This increase in MSD&A was primarily related to higher sales volumes. As a percentage of net sales, our MSD&A for this segment increased slightly to 29.1% in 2011 from 29.0% in 2010.

Spirits:  The MSD&A of our spirits segment increased 8.5% to CLP15,592 million in 2011, from CLP14,368 million in 2010.  This increase in MSD&A was primarily due to higher distribution expenses and other expenses related to higher sales and new businesses in 2011 compared to 2010. As a percentage of net sales, our MSD&A for this segment decreased to 30.6% in 2011 from 33.2% in 2010.

Other Operating Income/(expenses) and Exceptional items

The other operating income/(expenses) increased in 2011 resulting in a net income of CLP7,230 million in 2011, as compared to a net income of CLP1,472 million in 2010. With the exception of the CCU Argentine segment, all segments contributed to the positive variance due primarily to the sale of disposable operating assets. During 2011 we recorded the following exceptional items at the Operating result level: (a) the settlement of the insurance claims related to the February 27, 2010 earthquake in Chile, which generated a profit of CLP13,289 million in 2011, offsetting the operational losses caused by the natural disaster, and (b) CLP384 million severance paid related to the cider business in Argentina acquired in December 2010, for a net total of CLP12,905 million. The 2011 net amount compares to the CLP 6,791 million profit recorded in 2010 generated by the sale of physical property in Peru.

Operating Result

Our Operating Result increased 17.7% to CLP192,818 million in 2011, as compared to CLP163,891 million in 2010, including the described exceptional profit arising from insurance claims related to the February 27, 2010 earthquake. As a percentage of net sales, Operating Result increased from 19.6% in 2010 to 19.9% in 2011. Excluding exceptional items, the Operating Result would have increased 14.5% and, and as a percentage of net sales, would have decreased to 18.6% from 18.7% in 2010. The Operating Result performance of each of our business segments during 2011 is described below:

Beer Chile:    Operating Result from our Chilean beer segment increased 16.6% to CLP99,412 million in 2011, from CLP85,295 million in 2010.  Our Operating Result margin for this segment increased from 29.6% in 2010 to 31.8% in 2011 or to 30.1% before exceptional items.

CCU Argentina:  Operating Result from our Argentine beer segment, measured in Chilean pesos, increased 30.8% to CLP28,817 million in 2011, from CLP22,028 million in 2010.  The results of this business segment were affected by the fluctuation of the Chilean peso vis-à-vis the Argentine peso. Our Operating Result margin for this segment decreased from 13.0% in 2010 to 11.2% in 2011.

Non-alcoholic beverages:  Operating Result from our non-alcoholic beverage segment increased 12.2% to CLP38,375 million in 2011, from CLP34,205 million in 2010. Our Operating Result margin for this segment decreased from 15.3% in 2010 to 14.9% in 2011.

Wine:  Operating Result from our wine segment increased 64.7% to CLP16,890 million in 2011, from CLP10,256 million in 2010.  Our Operating Result margin for this segment increased from 7.8% in 2010 to 12.2% in 2011.

Spirits:  Operating Result from our spirits segment increased 4.4% to CLP6,690 million in 2011, from CLP6,409 million in 2010. Our Operating Result margin for this segment decreased from 14.8% in 2010 to 13.1% in 2011.

Net Financing Expenses

Our net financing expenses decreased 11.6% to CLP7,324 million in 2011 as compared to CLP8,286 million in 2010.  This decrease was primarily due to a lower level of net financial debt in 2011.

Equity and income from joint ventures

CCU has 50% participation in each of the following companies: Cervecería Austral S.A., Foods and Viña Valles de Chile S.A. 5 . The share of the profit in the referred companies increased 2.1% to CLP698 million in 2011, from CLP684 million in 2010.

Result as per adjustment units and Exchange rate differences

The adjustment applied to our net liabilities due to Chilean inflation and foreign exchange fluctuations resulted in a net loss of CLP7,813 million in 2011, as compared to a net loss of CLP6,481 million in 2010. These results are due to the greater change in the UF 6 value as of December 2011 (+3.9%) compared to the same period of 2010 (+2.4%) which increased the negative impact on our net UF denominated liabilities.

Other gains (losses)

Our other gains increased from a net loss of CLP655 million in 2010 to a net gain of CLP3,010 million in 2011. The change is explained by gains related to hedges covering foreign exchange variations on taxes.

Income taxes

Our income taxes for 2011 amounted to CLP45,196 million, translating into an effective consolidated tax rate of 25.1%. Income taxes in 2010 amounted to CLP27,853 million translating into an effective consolidated tax rate of 18.8%.  Income tax increased by CLP17,343 mainly due to (a) higher profits coupled with a higher corporate income tax rate in Chile (20% in 2011 compared with 17% in 2010), (b) the effect of foreign exchange fluctuations on taxes offset by a reverse sign entry in Other gains/(losses), (c) the settlement of a case with the Chilean tax authorities, (d) higher profits in Argentina coupled with a higher corporate income tax in Argentina, and (e) a one-time loss in Aguas CCU Nestlé taxes, and other prior year’s settlements.

Net income for the year

Our net income for 2011 increased 12.4% from CLP119,937 million in 2010 to CLP134,802 million in 2011, primarily as a result of 14.6% increase in Operating Result before exceptional items, or 17.7% increase after taking exceptional items into account, and a better result in the “All other” line item, producing 21.7% higher Income before taxes, partially offset by 62.3% higher Income tax.

Net income attributable to equity holders of parent company

Our Net income attributable to equity holders of our parent company increased 10.9% from CLP110,700 million in 2010 to CLP122,752 million in 2011 for the reasons explained in the preceding paragraphs.

Non-controlling interests

Non-controlling interests increased from CLP9,237 million in 2010 to CLP12,051 million in 2011. This increase was primarily due to better results in Aguas CCU-Nestlé and in Viña San Pedro Tarapacá, the latter explained mainly by the effect of the insurance claim settlement.

______________________________

5 The share of profits of Viñas Valles de Chile S.A. takes into account only the first eleven months of 2011. As of December 2011, Viñas Valles de Chile S.A. consolidates under the segment “Wines” after the split of its two principal components: Tabalí and Leyda; the latter remained in VSPT. See “Item4:Information on the Company−Business Overview−Our Wine Business−Overview.”

6 The Unidad de Fomento (UF) is a monetary unit expressed in Chilean pesos, whose value is indexed to Chilean inflation.

Liquidity and Capital Resources

Our principal source of liquidity has been cash generated by our operating activities, which amounted to CLP160,415 million, CLP167,729 million and CLP138,845 million during the last three years, respectively.

Our cash flow from operations and working capital are our primary sources to meet both our short-term and long-term obligations. In the opinion of our management, they are sufficient for those purposes.

The principal component of cash flows generated by operating activities in 2012 were amounts collected from clients net of payments to suppliers of CLP464,640 million compared to CLP427,187 million in 2011 and CLP368,472million in 2010.

Due to the damage caused by the earthquake of February 27, 2010, during 2011 and 2010 the Company received from its insurance company a total cash compensation of CLP43,617,835. Of this amount, CLP21,896,076 was received in 2011, of which CLP 15,506,731 was reflected in cash flows from operating activities, compared to CLP21,721,759 in 2010, and the remaining CLP6,389,344 was reflected in cash flows from investing activities.

In 2012, our cash flows used in financing activities totalled CLP80,167 million compared to CLP65,238 million in 2011 and CLP80,470 million in 2010. The principal components of cash flows used in financing activities consisted of dividends paid of CLP66,117 million (CLP62,793 million in 2011 and CLP73,477 in 2010), payments for changes in ownership interest in subsidiaries of CLP 12,522 (zero in 2011 and 2010) and repayment of bank borrowings of CLP62,425 million (CLP6,025 million in 2011 and CLP7,038 million in 2010), partially offset by proceeds from short-term borrowings of CLP28,551 million (CLP17,963 million in 2011 and CLP8,571 in 2010), and the proceeds from long-term borrowings were CLP37,607 million in 2012, CLP6,680 in 2011 and zero in 2010.

In 2012, our cash used in investment activities totalled CLP134,340 million compared to CLP76,240 million in 2011 and CLP65,348 million in 2010. The principal components of cash used in investment activities in 2012 consisted of capital expenditures of CLP115,768 million (CLP77,847 million in 2011 and CLP64,396 million in 2010) and payments made to obtain control of subsidiaries or other businesses of CLP19,522 million (CLP3,257 million in 2011 and CLP10,646 million in 2010), partially offset by the proceeds from sale of assets of CLP3,195 (CLP932 million in 2011 and CLP11,162 in 2010 primarily attributable to the one-time cash flow of CLP10,953 million on the Peru site sale, comprised of sale profit net of tax paid in Peru).

Other than in relation to Argentina, where the present measures taken by the Argentine Government to control the trade balance and the foreign exchange rate do not allow for the repatriation of dividends from our subsidiaries to Chile, there are no material restrictions, either legal or economic, that would limit our ability to transfer funds (i.e., dividends, loans, or advances) from our subsidiaries to us.

As of December 31, 2012, we had CLP54,996 million (CLP124,229 million in 2011 and CLP77,454 million in 2010) in cash, time deposits and marketable securities, which does not include CLP47,341 million (CLP53,837 million in 2011 and CLP74,203 million in 2010) corresponding to readjustable promissory notes issued by the Central Bank and purchased under resale agreements. Indebtedness, including accrued interest, amounted to CLP251,279 million as of December 31, 2012. Short-term indebtedness included:

• CLP37,527 million of short-term bank borrowings.

• CLP4,415 million of bonds payable.

• CLP372 million of financial lease obligations

As of December 31, 2012, long-term indebtedness, excluding the current portion, comprised:

• CLP44,437 million of long-term obligations to banks,

• CLP148,421 million of long-term obligations to the public represented by bonds, and

• CLP16,107 million of long-term financial lease obligations.

On April 2, 2009 the Company issued two series of notes for UF 3 million and UF 2 million for a total of CLP104,188 million in order to refinance a previous loan of CLP30,000 million and the US$100 million syndicated loan that matured in November 2009. The conditions of the bonds are as follows:

	“I” Series	“H” Series
UF amount	3 million	2 million
Term	5 years	21 years
Duration	4.63 years	11.5 years
Amortization	Bullet	Since year 11
Interest Rate	UF+3.00%	UF+4.25%

As mentioned above, during the last quarter of 2009 we repaid a syndicated loan of US$100 million which had been converted into a fixed-rate UF loan through a cross-currency swap.

As of December 31, 2012, some of our outstanding debt instruments required that we maintain certain financial ratios. The most significant covenants required us to maintain a consolidated interest coverage ratio of Adjusted EBITDA 7 to interest expenses equal to or higher than 3.00 to 1.00; to maintain a consolidated leverage ratio (the ratio of adjusted liabilities to adjusted equity) equal or lower than 1.50 to 1.00 in CCU, 1.20 to 1.00 in VSPT and 2.00 to 1.00 in CPCh; a minimum consolidated equity of CLP312,516.75 million, of CLP83,337.8 million in VSPT and of UF770 thousand (CLP17,587 million as of Dec 31, 2012) in CPCh; and a maximum indebtedness ratio of less than 3.00 to 1:00 from financial liabilities (bank loans, notes, and leasing obligations) to Adjusted EBITDA. Furthermore, we were required to maintain a ratio of our unpledged assets over our unsecured liabilities of at least 1.2. The definition of, and calculation mechanics for, all covenants were established when we first entered into these debt instruments, and were based on Chilean GAAP, which are no longer in use since the Company adopted IFRS, as issued by the IASB. For that reason, the Company in 2010 adapted, with the consent of its creditors, these requirements to the new accounting standards and principles.

At December 31, 2012, we met all our financial debt covenants and had a consolidated interest coverage ratio of 13.83 to 1, a consolidated leverage ratio of 0.73 to 1. The consolidated adjusted equity attributable to equity holders of the parent company as of December 31, 2012 was CLP650,370 million. Our ratio of unpledged assets over unsecured liabilities was 2.37.

None of our indebtedness, or that of our subsidiaries, contains any term that restricts our ability to pay dividends other than the requirement to maintain a minimum consolidated equity.

The following table summarizes debt obligations held by us as of December 31, 2012. The table presents principal payment obligations in millions of Chilean pesos by interest rate structure, financial instrument and currency, with their respective maturity dates and related weighted-average interest rates:

Interest - Bearing Debts as of December 31, 2012 - Cash flow
(millions of CLP, except percentages)
Contractual Maturity Date
Fixed Rate	Averge Int.Rate		2013	2014	2015	2016	2017	Thereafter	TOTAL
CLP (UF) (1)	Bonds	3.7%	8,534	76,004	6,212	6,212	6,212	87,627	190,801
CLP (UF) (1)	Banks	6.9%	7,179	2,460	2,379	2,283	12,150	27,861	54,312
US$	Banks	7.1%	1,165	-	-	-	-	-	1,165
Argentine pesos	Banks	15.4%	24,154	895	17,175	886	886	1,772	45,770
TOTAL			41,031	79,359	25,767	9,382	19,249	117,261	292,048

Variable rate	Averge Int.Rate		2013	2014	2015	2016	2017	Thereafter	TOTAL
US$	Banks	1.8%	7,228	0	0	7,454	0	0	14,681
TOTAL			7,228	0	0	7,454	0	0	14,681
(1) UF as of Dec 31, 2012

_________________________

7As calculated by CCU in accordance with the debt governing instruments.

To hedge our market risks, we hold debt obligations in various currencies and enter into derivatives contracts.  See “Item 11: Quantitative Information about Market Risk.”

Our treasury policy is to invest in highly liquid financial instruments issued by first class financial institutions.  Investments are made primarily in Chilean pesos and U.S. dollars.  As of December 31, 2012, we had invested CLP56,795 million in Chilean peso related instruments.

The following table summarizes financial instruments, including time deposits and securities purchased under resale agreements (Repos), held by us as of December 31, 2012:

Short-Term Financial Instruments (in millions of CLP)

Time deposits	9,454
Repos	47,341
Total	56,795

Capital Expenditures Commitments

Our plans for capital expenditures through 2016 period are displayed in the following table:

Business Unit	2013	2014	2015	2016
	(in millions of CLP)

Machinery and equipment	37,810	17,222	55,745	7,624
Packaging	14,352	6,218	5,620	5,744
Marketing assets	3,870	3,460	3,582	3,671
Software and hardware	320	-	-	-
Others	2,438	311	367	327
Beer Chile	58,790	27,211	65,314	17,365
As a percentage of Total	33.3%	24.3%	36.6%	14.6%
Machinery and equipment	14,057	7,308	9,767	15,689
Packaging	13,155	15,449	11,490	9,512
Marketing assets	4,152	5,631	5,870	6,152
Software and hardware	865	576	636	480
Others	900	12	12	12
CCU Argentina (1)	33,129	28,976	27,775	31,845
As a percentage of Total	18.8%	25.8%	15.6%	26.9%
Machinery and equipment	11,556	1,142	32,190	11,776
Packaging	7,467	9,107	9,567	9,998
Marketing assets	4,372	4,664	4,447	4,447
Software and hardware	34	27	18	23
Others	507	703	731	711
Non-alcoholic beverages (2)	23,937	15,644	46,953	26,955
As a percentage of Total	13.6%	13.9%	26.3%	22.7%
Machinery and equipment	2,902	3,238	2,565	6,458
Packaging (3)	1,417	1,331	1,397	1,465
Marketing assets	27	80	91	91
Software and hardware	144	206	228	206
Others	3,193	2,411	2,463	2,783
Wine	7,684	7,266	6,744	11,004
As a percentage of Total	4.4%	6.5%	3.8%	9.3%
Machinery and equipment	4,856	3,477	2,751	2,210
Packaging	337	-	-	-
Marketing assets	442	-	-	-
Software and hardware	60	-	-	-
Others	1,454	-	-	-
Spirits	7,148	3,477	2,751	2,210
As a percentage of Total	4.0%	3.1%	1.5%	1.9%
Others	45,827	29,594	29,001	29,196
As a percentage of Total	26.0%	26.4%	16.2%	24.6%
Total	176,515	112,168	178,539	118,575
(1) Beer, cider and spirits in Argentina.
(2) Soft drinks, nectars, mineral water, purified water, sports beverages and tea.
(3) Barrels.

During the years 2013 through 2016, we plan to make capital expenditures mainly to adapt, update and increase production capacity, install new packaging lines, enhance environmental protection, optimize our distribution system and warehouse facilities, invest in additional returnable bottles and crates to replace obsolete inventories, adapt to new packaging formats and support industry volume growth.  Capital expenditures are also directed to improving management information systems and making additional investments in marketing assets.

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

Contractual Obligations

The following table summarizes our known contractual obligations as of December 31, 2012:

	Payments due by period (unaudited, in millions of CLP)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	271,566	46,840	102,184	33,143	89,399
Capital Lease Obligations (1)	35,164	1,419	2,942	2,942	27,861
Operating Lease Obligations (2)	201,664	57,398	47,088	27,582	69,596
Purchase Obligations (3)	213,204	58,945	90,347	38,867	25,045
Total	721,598	164,602	242,561	102,534	211,901

_______

(1)    Includes our obligation to lease our new headquarter building (see Note 27 to the financial statements).

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

Research and Development

Innovation is the driver that allows CCU to meet a constantly evolving demand. Our research and development efforts to continuously satisfy the market by introducing new products and brands, although significant, do not involve material expenditures, as we have a close relationship with the companies that own the brands subject to license contracts. Thus, development is focused on the development and enhancement of spirits, namely variants of pisco and rum. The relationship with the license owners is a constant resource in these matters as well as in the application of production best practices, providing access to the “state of the art” techniques and knowledge in the industry. In 2003, we entered into two technical agreements with Heineken International for assistance regarding all technical issues related to the production and bottling of Heineken Lager, one for Chile and the other for Argentina. On October 12, 2011, we and Heineken International signed the Amended and Restated versions of theTrademark License Agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina, in force as of January 1, 2011. These agreements have an initial term of 10 years, and shall automatically be renewed each year (January 1) for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.  In May 2004, we entered into a technical assistance agreement with Heineken Technical Services B.V. for certain operational aspects of our breweries, with an initial term of one year, renewable for subsequent periods of one year each.  See “Item 6: Directors, Senior Management and Employees” and “Item 7: Major Shareholders and Related Party Transactions.”  The license agreement between CCU Argentina and Anheuser-Busch, signed in 1995, as amended, also provides us with both technical and marketing assistance for the production and marketing of Budweiser beer brand in Argentina.  See “Item 4: Information on the Company – Our Business – Business Overview – Our Beer Business – Our Beer Business in Argentina – Production and Marketing in Argentina.”

Critical Accounting Policies and Practices

A summary of our significant accounting policies is included in Note 2 to our audited consolidated financial statements, which are included in this annual report. The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on historical experiences, changes in the business environment and information collected from qualified external sources. However, actual results may differ from estimates under different conditions, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results and/or require management’s subjective judgments. The most critical accounting policies and estimates are described below.

a) Property, plant, equipment and bottles: The key judgments we must make under the property and equipment policy include the estimation of the useful lives of our various asset types, expected residual values, the election of a method for recording depreciation, management’s judgment regarding appropriate capitalization or expensing of costs related to fixed assets, and the evaluation of potential impairments, if any.

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

b) Goodwill, impairment of goodwill and intangible assets other than goodwill: Management exercises judgment in assessing goodwill and the useful lives of other intangible assets including commercial trademarks and software programs. Judgments are also exercised for assessing potential impairments for these kinds of assets. Goodwill is recorded as the excess of the purchase price of companies acquired over the fair value of identifiable net assets acquired and is accounted for at its cost value less accumulated impairment losses, if any. Goodwill in the acquisition of joint ventures is assessed for impairment as part of the investment, provided that there are signs indicating that the investment may be impaired. We annually review the recorded value of our goodwill, or sooner if changes in circumstances indicate that the carrying amount may exceed fair value.  Recoverability of the carrying value of the asset is determined by comparing net book value, including goodwill, to fair value based on the estimated future net cash flows of the relevant assets. See Notes 2.14 and 2.15 to our financial statements.

c) Deposits for returns of bottles and containers: Deposits for returns of bottles and containers corresponds to the liabilities registered by the guarantees of money received from customers for bottles and containers placed at their disposal and represents the value that will be returned to the customer when it returns the bottles and containers to the Company in good condition along with the original document. This value is determined by the estimation of the bottles and containers in circulation that are expected to be returned to the Company over a period of time based on historic experience, physical counts held by clients and independent studies over the quantities that are in the hands of end consumers, valued at the average weighted guarantees for each type of bottle and container.

The Company does not intend to make a significant repayment of these deposits within the next 12 months. However, such amounts are classified within current liabilities, under the line Other financial liabilities, since the Company does not have the legal ability to defer this payment for a period exceeding 12 months. This liability is not discounted, since it is considered payable on demand with the original document and the return of the respective bottles and containers, and it does not have adjustability or interest clauses of any kind.

d) Severance Indemnities: As of December 31, 2012, the liabilities for mandatory severance indemnities have been determined at their current actuarial value, based on the accrued cost of the benefit, using an annual discount interest rate of 6.8% in Chile and 26.6% in Argentina.  The calculation also considers several assumptions such as the estimated years of service that personnel will have at the date of their retirement, mortality rates and future salary increases.

e) Financial instruments:  The Company recognizes a financial asset or liability in its balance sheet when it becomes subject to the contractual stipulations of a financial instrument.  As of the date of the initial recognition, Management classifies its financial assets at fair value through profit and loss or collectible credits and accounts depending on the purpose for which the financial assets were acquired. For those instruments not classified at fair value through profit and loss, any cost attributable to the transaction is recognized as part of the asset value. The fair value of the instruments that are actively quoted in formal markets is determined by the quoted price as of the financial statement closing date. For those investments without an active market, the fair value is determined using valuation techniques including (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flow, and (iv) other valuation models. These assets are valued at fair value and the income or losses originated by the change in fair value are recognized in the Consolidated Statement of Income. The assets at fair value through profit and loss include financial assets classified as held for trading by the Company. Financial assets are classified as held for trading when acquired with the purpose of selling them within a short term. Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

The estimated losses from bad debts are determined by applying different percentages, taking into account maturity factors, until reaching 100% of the balance in most of the debts older than 180 days, with the exception of those cases, in accordance with current policies, for which losses are estimated due to partial deterioration based on a case by case analysis.

Loans and financial obligations accruing interest are initially recognized at the fair value of the resources obtained, less costs incurred directly attributable to the transaction. After initial recognition, loans and obligations accruing interest are valued at their amortized cost. The difference between the net amount received and the value to be paid is recognized in the Consolidated Statement of Income during the term of the loan, using the effective interest rate method. Interest paid and accrued related to debts and obligations used in a financing operations appear under financial expense. Loans and obligations accruing interest with a maturity within twelve month period are classified as current liabilities, unless the Company has the unconditional right to defer the payment of the obligation for at least a twelve month period after the financial statement closing date.

f) Accounting changes:  (a) As of 2012 the Company has adopted the early application of International Financial Reporting Standards (IFRS) Nº 11 Joint Arrangements. This change in accounting policy requires that the investments held in the joint arrangements Promarca S.A. and Compañía Pisquera Bauzá S.A., with a participation of 50% and 49%, respectively, changed from equity method accounting to accounting for assets, liabilities, revenues and expenses in respect of the Company´s interest in these joint operations. The effects of this accounting change are explained in Note 2.28 to our audited consolidated financial statements. For comparison purposes this accounting method was applied retroactively to 2011 and 2010, without effect on the Company's Net Income, since it is a redistribution of Net Income recognized by the method of participation in each line of the Consolidated Statement of Income. Due to earlier application of IFRS Nº11, the Company has applied IFRS Nº 10 Consolidated Financial Statements, IFRS Nº12 Disclosure of Interests in Other Entities, IAS 27 Separate Financial Statements (as amended in 2011) and IAS 28 Investments in Associates and Joint Ventures (as amended in 2011) at the same time, which have no impact on these Consolidated Financial Statements. (b) As of 2012, the Company changed the method of valuation of inventories from FIFO (First In First Out) to WAC (Weighted Average Cost). The Company did not retroactively apply this policy to prior periods because the effect was immaterial. This change has no significant effect on the valuation of inventories in prior years as most of the inventories have a rotation of less than a year. (c) During the year ended December 31, 2012, there have been no other changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected our audited consolidated financial statements

Trend Information

The Chilean economy grew 5.6% in 2012, with an inflation rate of 3.0%. As of the third quarter of 2012, the GDP growth for the year 2013 had been estimated at 4.1%, due to an increase in investment and a gain in private consumption. Unemployment was 6.4% on average, with a quarter decrease to 6.1% in December 2012.  We cannot assure you that the consumption of our products will vary in the same proportion as the overall economic indicators, since there is no perfect correlation. The conditions in particular sectors of the economy may have different impact in our business. Factors such as competition and changes in relative prices among the various types of beverages can affect the consumption of our products. In particular, our beer brands in Chile may face increased competition from other brewers as well as from alcoholic beverages, such as wine and spirits, and non‑alcoholic beverages, such as soft drinks.  Increases in domestic wine prices tend to increase beer consumption, while reductions in wine prices have reduced or slowed down the growth of beer consumption.

Electricity spot prices have increased significantly in the past years due to drought conditions and postponement of investments in new capacity, specifically hydroelectricity and coal generation. All CCU plants have electrical power contracts, either regulated or agreed with distributors or generators, with prices tied to spot prices, coal prices and CPI (US consumer price index).

A shortage is not foreseen in the upcoming years as electricity can be generated with fuel, though at a higher cost. Construction of new power generation plants remains uncertain.

Our main plants in Chile are supplied by Metrogas Quintero, a natural gas company, which import gas from renewable sources at international prices. Accordingly, we do not foresee shortages as was the case in the past when the natural gas supply depended on Argentina.

After four years of recession in Argentina, the economy stabilized in 2003, as evidenced by significant increases in consumption and in the recovery of prices in the beer industry.  This positive trend has continued, whereas the inflation rate has become a burden.  Nevertheless, further recovery in Argentina will depend on deep structural reforms in many areas, as well as the solution to the local energy crisis and an increase in investments to support current economic growth.

Revenues from CCU Argentina, in Chilean pesos, are also subject to the volatility of exchange rates of the Chilean peso and Argentine peso in any given period.  This volatility may also affect the level of income reported from our foreign operations under IFRS. Restrictions imposed by the Argentine government on the repatriation of profits might delay the flow of cash from Argentina to Chile. There is a new ruling in Argentina with respect to imports which mandates that a company can import goods only if it can demonstrate a flow of exports to balance the trade deficit. This rule affects our businesses as we regularly import raw materials and finished products.

ITEM 6: Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth certain information with respect to our executive officers and members of our board of directors, as of April 2013:

Directors	Position	Position Held Since	At CCU Since

Guillermo Luksic (1)	Chairman of the Board and Director	September 1990 (Chairman) November 1986 (Director)	November 1986
Andrónico Luksic (1)	Chairman of the Board and Director	April 2013 (Chairman) November 1986 (Director)	November 1986
John Nicolson	Vice Chairman of the Board and Director	November 2008 (Vice Chairman) October 2008 (Director)	October 2008
Manuel José Noguera	Director	May 1987	May 1987
Philippe Pasquet	Director	June 2003	June 2003
Francisco Pérez	Director	July 1998	February 1991
Jorge Luis Ramos	Director	May 2011	May 2011
Carlos Molina	Director	April 2012	April 2012
Vittorio Corbo	Director	April 2012	April 2012
Pablo Granifo	Director	April 2013	April 2013
Senior Management	Position	Position Held Since	At Company Since

Patricio Jottar	Chief Executive Officer	July 1998	July 1998
Marcela Achurra	Legal Affairs Manager	February 2005	September 1995
Javier Bitar(2)	Viña San Pedro Manager	January 2008	May 2004
Pedro Herane(2)	Viña San Pedro Manager	April 2013	May 2010
Marisol Bravo	Corporate Affairs and Public Relations Manager	June 1994	July 1991
Rene van der Graaf	CCU Chile Manager	August 2011	August 2011
Pablo De Vescovi	Human Resources Manager	September 1998	November 1994
Francisco Diharasarri	ECCUSA Manager	October 2003	June 1985
Roelf Duursema	General Comptroller	January 2005	November 2004
Hugo Ovando (3)	CPCh General Manager	April 2010	September 1997
Armin Kunstmann	Chairman of Cía. Cervecera Kunstmann	May 2002	November 2006
Stephen Koljatic (4)	Corporate Development Manager	April 2010	September 2001
Ricardo Reyes	Chief Financial Officer	July 2005	July 1996
Fernando Sanchis	CCU Argentina Manager	May 1995	November 1994

(1) On March 27, 2013 Mr. Guillermo Luksic passed away. The Board on its meeting held on April 3, 2013 appointed Mr. Andrónico Luksic as our new Chairman of the Board and Mr. Pablo Granifo as our new director to fill the vacancy.

(2) On April 2013, Mr. Javier Bitar resigned and Mr. Pedro Herane replaced him as the manager of VSPT in April 2013.

(3) On June 1, 2013, Mr. Hugo Ovando will assume the position of Corporate Development Manager and Mr. Francisco Diaz will replace him as the CPCh General Manager.

(4) On September 2012, Mr. Stephen Koljatic was appointed as Uruguay Manager.

Guillermo Luksic (57), has served as our Chairman of the Board and Director since September 1990 and November 1986, respectively until March 2013.  He was also Chairman of the Board of Directors of Quiñenco S.A., Cervecera CCU Chile Ltda, ECCUSA, CCU Argentina S.A., Viña San Pedro Tarapacá S.A (VSPT), Madeco S.A. and Compañía Sud Americana de Vapores S.A., as well as a member of the board of directors of several other companies, including Inversiones y Rentas S.A. (IRSA), CICSA, Banco de Chile, LQ Inversiones Financieras S.A., Enex, Antofagasta plc. and Nexans. Mr. Luksic was an active member of Centro de Estudios Públicos, a Chilean think tank, and member of the board of directors of Universidad Finis Terrae.

John Nicolson (59), has served as our Director since October 2008 and was appointed as Vice Chairman in November 2008. He is the Chairman of Inversiones y Rentas S.A. (IRSA) and member of the Board of Cervecera CCU Chile Ltda. and Compañía Pisquera de Chile S.A.  He is currently President of Heineken Americas, having joined from Scottish&Newcastle following its acquisition by Heineken N.V. He is also a member of Heineken’s Executive Committee and a member of Edinburgh University’s Advisory Board. He received a degree in Marketing and Economics at the University of Strathclyde, Scotland, and also completed the Executive Program at Carnegie Mellon University, USA and the Directors’ Forum at London Business School, United Kingdom.

Jorge Luis Ramos (60), has served as our Director since May 2011 after the resignation of Mr. Giorgio Maschietto. He is also currently a member of the board of directors of Viña San Pedro Tarapacá S.A (VSPT)., ECCUSA, Cervecera CCU Chile Ltda., CCU Argentina S.A., CICSA, Compañía Pisquera de Chile S.A. (CPCh) and Inversiones y Rentas S.A. Mr. Ramos was appointed Deputy President for Heineken Americas in 2010. He joined FEMSA in 1996 and became CEO of FEMSA Cerveza in 2006, after serving two years as Co-CEO. Before joining FEMSA, Mr. Ramos held executive positions in various corporations and financial institutions, including Grupo ALFA and Santander. Mr. Ramos has a bachelor’s degree in Administration and Public Accounting from Tecnológico de Monterrey and an MBA degree from the University of Pennsylvania’s Wharton School of Business.

Manuel José Noguera (63), has served as our Director since May 1987.  He is currently Chief Legal Counsel of Quiñenco and senior partner at the law firm Noguera, Larraín y Dulanto Ltda.  He has been the legal advisor for the Luksic Group for over 35 years.  He is member of the board of Inversiones y Rentas S.A. (IRSA) . He is also legal advisor to the Board of Madeco S.A.  He received his law degree from the Catholic University of Chile.

Phillipe Pasquet (74), has served as our Director since June 2003.  He has been working for Heineken since 1976.  He is member of the board of directors of CCU Argentina S.A., CICSA, Viña San Pedro Tarapacá S.A. (VSPT), ECCUSA, Cervecera CCU Chile Ltda, Compañía Pisquera de Chile S.A. (CPCh), Foods and Inversiones y Rentas S.A. (IRSA).  He received degrees from the École Supérieure de Commerce in Dijon, France, the Institut International de Commerce in Paris, and the Centre Européen d’Education Permanente in Fontainebleau, France.

Francisco Pérez (55), has served as our Director since July 1998.  He is Chief Executive Officer of Quiñenco since 1998.  Prior to joining Quiñenco, he was our Chief Executive Officer between 1991 and 1998. He is member of the board of several companies, including Cervecera CCU Chile Ltda, CICSA, CCU Argentina S.A., ECCUSA, Foods, Compañia Pisquera de Chile S.A. (CPCh), Inversiones y Rentas S.A. (IRSA), Madeco S.A., Banco de Chile, Banchile Corredores de Seguros S.A., LQ Inversiones Financieras S.A., Foods and Compañía Sudamericana de Vapores S.A. He received a degree in Business Administration from the Catholic University of Chile and a Master’s degree in Business Administration from the University of Chicago.

Carlos Alberto Molina (56), has served as our Director since April 2012. He has over 25 years of management and strategic consulting experience. He joined Heineken through the acquisition of Femsa Cerveza and is currently responsible for Business Development for Heineken Americas. Mr. Molina was previously in charge of Planning and Strategy in Femsa Cerveza. He was also a board member of Kaiser in Brazil. Prior to that, Mr Molina was a Partner with Booz, Allen & Hamilton, a global business consulting firm. Mr. Molina is a Mexican citizen and has a BBA from the University of Houston, and an MBA from the University of Texas.

Vittorio Corbo (70), has served as our Director since April 2012. He is a Senior Research Associate at the Centro de Estudios Públicos in Santiago, Chile and also Professor of Economics at the Pontificia Universidad Católica de Chile and at the Universidad de Chile. He is currently member of the Board of Banco Santander-España, Banco Santander Chile and Endesa-Chile. He is also Chairman of the Board of SURA Insurance-Chile and economic consultant to several large corporations. Mr. Corbo holds a commercial engineering degree (with distinction) from Unviversidad de Chile and a Ph.D. in economics from MIT.

The Shareholder’s Meeting held on April 10, 2013 renewed the Board members for a term of three years. The current members are Messrs. Andrónico Luksic, John Nicolson, Philippe Pasquet, Francisco Pérez, Jorge Luis Ramos, Carlos Alberto Molina, Manuel José Noguera, Vittorio Corbo and Pablo Granifo.

Andrónico Luksic (59), has been appointed as our Chairman of the Board in April 2013 and has served as our Director since November 1986.  He is currently Chairman of the Board of SM Chile S.A., and Vice Chairman of the Board of Banco de Chile, Quiñenco and LQIF S.A., as well as a member of the board of directors of several other companies and institutions, including Madeco S.A., Sociedad de Fomento Fabril (“SOFOFA”), Santiago Stock Exchange, and others. He serves on the International Business Leaders’ Advisory Council for the Mayor of Shanghai, where in 2011 he was appointed Vice Chairman. He is member of the Advisory Board of the Panamá Canal, of the Brookings Institution’s International Advisory Council, as well as a member of the Latin America Conservation Council of the Nature Conservancy. By appointment of the President of Chile, he is one of three Chilean representatives to the APEC Business Advisory Council (ABAC). He is also a trustee at Babson College and member of the International Advisory Council at the Blavatnik School of Government at the University of Oxford, among other reputed educational institutions.

Pablo Granifo (54), has been appointed as a director in April 2013.  He has been the Chairman of Banco de Chile since 2007. Additionally, he is the Chairman of subsidiaries Banchile General Funds Management S.A., Banchile Factoring S.A., Banchile Financial Advisory S.A., Banchile Securitizadora S.A. and Socofin S.A., Chairman of the Executive Committee of Banchile Insurance Brokers Ltd., and President of Nexus S.A., Redbanc S.A. and Servipag S.A.. Furthermore, he is the Vice president of Transbank Vice S.A., and Director of the Stock Exchange. He holds a commercial engineering degree from the Pontificia Universidad Católica de Chile.

Patricio Jottar (50), has served as our Chief Executive Officer since 1998.  He is also currently a Director of CCU Argentina S.A., CICSA, ECCUSA, Viña San Pedro Tarapacá S.A.(VSPT), Viña Valles de Chile S.A., Foods, Cervecería Austral S.A., Cervecera CCU Chile Ltda,, Aguas CCU-Nestlé Chile S.A, Promarca S.A., Transportes CCU Ltda. and Compañía Cervecera Kunstmann S.A.(CCK) and is Chairman of the Board of Compañía Pisquera de Chile S.A. (CPCh) and PLASCO.  Prior to joining us, he was Chief Executive Officer of Santander Chile Holding.  He received a degree in Business Administration from the Catholic University of Chile and a Master’s degree in Economics and Business Administration from the Instituto de Estudios Superiores de la Empresa, in Barcelona, Spain.

Marcela Achurra (47), is our Legal Affairs Manager and has been with us since 1995.  She is also a Director of Aguas CCU-Nestlé Chile S.A.  Prior to her current position, she was Legal Counsel of our subsidiary Viña San Pedro S.A.  She received her law degree from the Catholic University of Chile.

Javier Bitar (47), was the General Manager of VSPT since 2004 to March 2013.  Additionally, he is member of the board of Viña Valles de Chile S.A., Viña Ältair S.A., Viña Misiones de Rengo S.A., Viña del Mar de Casablanca S.A., Viñas Orgánicas S.P.T. S.A., Viña Santa Helena S.A. and Transportes CCU Ltda, and Chairman of  Viña Urmeneta S.A..  Prior to his position at VSPT, he was Chief Operating Officer of VSPT and General Manager of Viña Santa Helena.  Prior to joining us, he was Senior Partner at Grupo Sur Consultores, a boutique consulting firm specializing in management consulting and business process design.  He received Bachelor’s and Master’s degrees in Mathematical Engineering from the University of Chile and a diploma in Corporate Finance from the University Adolfo Ibáñez in Chile.

Pedro Herane (43) is the General Manager of VSPT and assumed the position as of April 2013.  Additionally, he is a member of the board of Viña Valles de Chile S.A., Viña Ältair S.A., Viña Misiones de Rengo S.A., Viña del Mar de Casablanca S.A., Viñas Orgánicas S.P.T. S.A., Viña Santa Helena S.A. and Transportes CCU Ltda., and Chairman of Viña Urmeneta S.A.  Prior to his current position, he was in charge of the Domestic Market as Commercial Manager of VSPT.  Prior to joining us, he was Senior Group Manager at Procter & Gamble for 10 years in multiple positions in Chile, Latin America and United States. He received a Bachelor’s degree in Business from University Adolfo Ibáñez in Chile and a Masters degree in Marketing from the Paris School of Management (ESCP – EAP) in France.

Marisol Bravo (53), is our Corporate Affairs and Public Relations Manager and has been with us since 1991.  Prior to her current position, she was Head of Special Projects.  Before joining us, she was Assistant Manager of Marketing at Citicorp Mutual Funds.  She received a degree in Business Administration from the University of Chile.

Rene van der Graaf (48), is the General Manager of Cervecera CCU Chile Ltda and has been with us since August 2011.  He is also currently a Director of Cervecería Austral S.A, PLASCO and Transportes CCU Ltda.  He has been with Heineken NV since 1992 in senior marketing and sales roles, as well as HR and General Management roles. Before joining us he was General Manager of Brarudi S.A. (a joint venture between Heineken NV and the Government of Burundi), and prior to that, Commercial Director for the Asia Pacific region. He graduated (BBA) from the Amsterdam School of Business Administration and Economics, and completed senior management programs at INSEAD in France.

Pablo De Vescovi (60), is our Human Resources Manager and has been with us since 1994.  Prior to serving in this capacity, he was Human Resources Manager of ECCUSA.  Before joining ECCUSA he was the Human Resources Manager of Embotelladora Chile S.A. (“Embochile”), a former PepsiCo bottler, and Human Resources Vice President of The Chase Manhattan Bank in Chile.  He received a degree in Business Administration from the Catholic University of Chile.

Francisco Diharasarri (52), is the General Manager of ECCUSA and has been with us since 1985.  Prior to his current position, he was General Manager of Cervecera CCU Chile Ltda, General Manager of ECCUSA and General Manager of PLASCO.  He is also currently Chairman of the Board of Aguas CCU-Nestlé Chile S.A, Foods and Alimentos Nutrabien S.A., and is also a member of the Board of CICSA, PLASCO, Transportes CCU Ltda, Promarca S.A..  He received a degree in Civil Engineering from the University of Chile.

Roelf Duursema (62), is our General Comptroller and has been with us since 2004. He is currently member of the Board of PLASCO and Transportes CCU Ltda. He has been working with Heineken since 1978, in different countries around the world, in marketing, sales, finance and information technology positions, as well as General Management.  Prior to joining us he was the Director for Corporate Information Technology for the Heineken Group.  He received a degree in Mechanical Engineering from the Technical University Delft in the Netherlands and a Master’s degree in Economics from the Erasmus University in Rotterdam.

Armin Kunstmann (60), is the Chairman of the Board of Compañía Cervecera Kunstmann S.A. (“CCK”) and of Cervecería Belga de la Patagonia. He has been with us since 2006.  He started its original brewery in 1991, which later became CCK.  He is currently Director of Levaduras Collico S.A., a yeast company, and of Austral Incuba, a new business development center of Universidad Austral from Valdivia, an important university in Southern Chile.  Prior to his current position, he was General Manager of Levaduras Collico S.A. for 12 years.  He received a degree in Chemical Civil Engineering and a Master’s degree in Chemical Engineering from the University Federico Santa María in Chile.

Hugo Ovando (43), is the General Manager of Compañía Pisquera de Chile S.A. since April 30, 2010 until May 31,  2013 and will assume the position of Corporate Development Manager of CCU S.A. as of June 1, 2013. He has been with us since 1997. He is also a director of Aguas CCU-Nestlé Chile Ltda, CICSA, PLASCO, Alimentos Nutrabien S.A., and Chairman of the Board of Comercial CCU S.A and Transportes CCU Ltda. Prior to these positions, he was Corporate Projects Manager and Investor Relations Manager and Development Manager.  He received a degree in Business Administration from the Catholic University of Chile and a MBA from Babson College.

Stephen Koljatic (37) is our Corporate Development Manager since April 2010 until May 31, 2013 and assumed the position of the General Manager of our operations in Uruguay as of September, 2012. He joined the Company in 2001 as Finance Manager in Karlovacka Brewery in Croatia. Between 2003 and 2005 he was Corporate Strategic Planning Manager and later in 2006 he became Finance Manager at Transportes CCU. In 2007 he joined Heineken’s Group Commerce in the Netherlands in the position of Global Sales & Distribution Development Manager until 2008. Prior to his current position he was Sales Manager at Comercial CCU, with responsibilities for northern Chile. Mr. Koljatic received his degree in Business Administration from the Catholic University of Chile in 1999 and an MBA from the same university in 2005.

Francisco Diaz (37) will assume the position of General Manager of Compañía Pisquera de Chile S.A. (CPCh) as of June 1, 2013. Prior to this position, he was the Marketing Manager of ECCUSA and a member of the Board of Promarca S.A.. He joined us in 2000 as Marketing Manager in CPCh. He received a degree in Business Administration from the Catholic University of Chile.

Ricardo Reyes (58), is our Chief Financial Officer, holding that position for almost 10 years, and he has been with us since 1996.  He is currently a member of the Board of Comercial CCU S.A., PLASCO and Transportes CCU Ltda. Prior to his current position, he was the General Manager of VSPT between May 2004 and July 2005.  Prior to joining us, he worked 18 years at Esso Chile Petrolera, an Exxon affiliate, holding the positions of Operations Manager, Financial and Planning Manager, and Information System Manager.  He received a degree in Civil Engineering from the Catholic University of Chile.

Fernando Sanchis (52), is the General Manager of CCU Argentina and has been with us since 1995.  Prior to joining us, he was Chief Financial Officer of Embochile, a former PepsiCo bottler and held the same position at Uruguay’s PepsiCo’s bottler.  He received an accounting degree from the Buenos Aires University of Argentina.

Our senior managers are full time employees, therefore, they do not perform business activities outside us.

On April 2013, Mr. Javier Bitar resigned and Mr. Pedro Herane replaced him as the manager of VSPT in April 2013.

On March 27, 2013 Mr. Guillermo Luksic passed away. The Board on its meeting held on April 3, 2013 appointed Mr. Andrónico Luksic as our new Chairman of the Board and Mr. Pablo Granifo as our new director to fill the vacancy.

The principal business activities of our 2012 directors are summarized in the following table:

Directors	Business Activities

Guillermo Luksic	Chairman of Quiñenco
Jorge Luis Ramos	Director of Companies
Andrónico Luksic	Vice Chairman of Banco de Chile
Manuel José Noguera	Legal Counsel of Quiñenco
Philippe Pasquet	Director of Companies related to Heineken
Francisco Pérez	Quiñenco’s CEO
John Nicolson	President of Heineken Americas
Vittorio Corbo	Director of Companies
Carlos Molina	Business Development for Heineken Americas

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

Compensation

For the year ended December 31, 2012, the aggregate amount of compensation paid by us to all our directors was CLP2,290 million.

The board of directors’ compensation is determined by the shareholders at the annual general shareholders’ meeting. The board’s compensation, approved at our shareholders’ meeting held on April 11, 2012, consists of an attendance fee per meeting of UF200 per board member and for the Chairman, along with a profit-sharing amount equal to 3% of distributed dividends for all board members, proportionately (prior to 2008 this amount was 5% of distributed dividends).  If distributed dividends exceed 50% of our liquid profits, the profit-sharing amount will be calculated over a maximum of 50% of our liquid profits. Additionally, board members who participate in the business committee receive UF17 for each meeting they attend. Law N°18,046 introduced a mandatory remuneration for the board members who are members of the directors committee, consisting of, at a minimum, one third of the remuneration a board member receives in such capacity. The rule was effective in 2010 and the Shareholders Meeting of April 11, 2012 approved that this remuneration was to be paid with UF34 for each meeting the board member attends and the remaining portion, up to the mandated one third, will be paid once the total amount of the compensation paid to the board member is known. Furthermore, board members who sit on the Audit Committee receive a monthly compensation of UF25. The described compensation package was also approved for 2013 in the shareholders’ meeting held on April 10, 2013.

In 2012, the total compensation paid by us and our subsidiaries to each of our directors for services rendered was as follows:

	Attendance	Dividend
Director	Meetings fee (1)	Participation	Total
	(in thousands of CLP)
Guillermo Luksic	26,510	231,227	257,737
John Nicolson	20,332	204,586	224,918
Andrónico Luksic	2,255	204,586	206,841
Giorgio Maschietto	-	73,871	73,871
Jorge Luis Ramos	81,092	144,036	225,128
Manuel José Noguera	27,098	204,586	231,684
Carlos Olivos	82,467	204,586	287,053
Philippe Pasquet	103,091	217,907	320,998
Francisco Pérez	165,652	204,586	370,238
Alberto Sobredo	83,225	204,586	287,811
Carlos Molina	18,125	-	18,125
Vittorio Corbo	28,820	-	28,820
(1) Includes the remuneration for members of the Audit, Directors and Business Committees.

For the year ended December 31, 2012, the aggregate amount of compensation paid to our senior managers, to other managers and to the principal executives, was CLP6,962  million.  We do not and are not required under Chilean law to disclose to our shareholders or otherwise make public information as to the compensation of our individual senior managers.

We do not maintain any stock option, pension or retirement programs for our directors or senior managers.

Board Practices

We are managed by our board of directors which, in accordance with our bylaws (Estatutos), is formed by nine directors who are elected at the regular shareholders’ meeting.  The entire board of directors is elected for three years and the last election of directors took place in April 2012.  The board of directors may appoint replacements to fill any vacancies that occur during periods between annual shareholders’ meetings. If such vacancy occurs, the entire board of directors must be renewed at the next following shareholders’ meeting. On April 10, 2013, at the regular shareholders’ meeting, the entire board of directors was renewed and the board members elected were Messrs. Andrónico Luksic, John Nicolson, Vittorio Corbo, Manuel José Noguera, Carlos Molina, Philippe Pasquet, Francisco Pérez, Jorge Luis Ramos and Pablo Granifo.  None of our directors is party to a service contract with us or any of our subsidiaries that provides for benefits upon termination.

Our senior managers are appointed by the board of directors and hold office at the discretion of the board of directors. There are regularly scheduled meetings of the board of directors once a month; extraordinary meetings are specially summoned by the Chairman at the request of any of the board of directors’ members.  The board of directors does not have an executive committee.  Nevertheless, we have a business committee consisting of certain board members which meets only on those occasions where it is necessary to review issues of special relevance which are later to be considered by the full board.

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

The Chilean Securities Market Law and the Chilean Corporations Act were further amended by Law
N° 20.382, effective January 1, 2010 (the “2010 amendment”).

Under the 2010 amendment, corporations whose market capitalization reaches or exceeds 1.5 million Unidades de Fomento (as of March 31, 2013 approximately CLP34,304 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares, shall designate a comité de directores or “directors committee” and appoint at least one independent director. The directors committee shall be composed of three members and at least one member shall be independent.  If the market capitalization or stock percentage falls below this threshold, the obligation to designate a directors committee no longer applies. However, corporations which do not meet these requirements may voluntarily assume the obligations concerning the directors committee, in which case they shall strictly follow the provisions of the 2010 amendment.

Pursuant to the 2010 amendment, the powers and duties of the directors committee are as follows:

•         to examine the independent accountants’ reports, the balance sheets, and other financial statements submitted by the corporation’s managers or liquidators to the shareholders, and issue an opinion about them prior to their submission for shareholder approval;

•         to propose to the board of directors the independent accountants, which the board must then propose to the shareholders, and the risk rating agencies which the board must inform to the shareholders annually. Should the board of directors disagree with the directors committee’s proposal, the board shall be entitled to make its own proposal, submitting both to the shareholders for their consideration;

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

•         to advise the board of directors as to the suitability of retaining the independent accounting firm to provide non-audit services, which are not prohibited by the Chilean Securities Market Law, if the nature of such services could impair the accountants independence from the company; and

•         all other matters contemplated in our bylaws or entrusted to the directors committee by a shareholders’ meeting or the board of directors.

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

Pursuant to the 2010 amendment, no person shall be considered independent who, at any time during the previous eighteen months:

1.- Maintained any relationship, interest or economic, professional, credit or commercial dependence, of a nature and relevant volume, with the company, other companies of the financial conglomerate to which the company belongs, its comptroller, or principal executive officer of any one of them, or was a director, manager, administrator, principal executive officer or advisor of such companies;

2.- Was a close relative (i.e., parents, father/mother in law, sisters, brothers, sisters/brothers in law), to any one of the persons referred to in clause 1 above;

3.- Was a director, manager, administrator or principal executive officer of non-profit organizations that received contributions or large donations from any individual referred to in clause 1 above;

4.- Was a partner or shareholder that possessed or controlled, directly or indirectly, 10% or more of the company’s  capital; a director; manager; administrator or principal executive officer of entities who had provided consulting or legal services, for relevant amounts, or of external audit, to the persons referred to in clause 1 above; or

5.- Was a partner or shareholder who possessed or controlled, directly or indirectly, 10% or more of the company’s capital; a director; manager; administrator or principal executive officer  of principal competitors, suppliers or clients of the company.

Should there be more than three directors entitled to participate in the directors committee, the board of directors shall elect the members of the directors committee by unanimous vote. Should the board of directors fail to reach an agreement, preference to be appointed to the committee shall be given to directors elected with the highest percentage of votes cast by shareholders that individually control or possess less than 10% of the company’s shares. If there is only one independent director, such director shall appoint the other members of the committee among non-independent directors. Such directors shall be entitled to exercise full powers as members of the committee. The Chairman of the board of directors shall not be entitled to be appointed as a member of the committee nor any of its subcommittees, unless he is an independent director.

To be elected as independent director, the candidates must be proposed by shareholders that represent 1% or more of the shares of the company, within 10 days prior to the date of the shareholders' meeting called to that end.

The candidate who obtains the highest number of votes shall be elected as independent director.

At the shareholders meeting held on April 10, 2013, a new Board of Directors was appointed for a three year term. Mr. Vittorio Corbo was elected as independent director in accordance with article 50 bis of the Chilean Corporation Act.

In the Board Meeting held on April 10, 2013, the independent director Mr. Vittorio Corbo, in accordance with the above-referenced law, appointed Messrs. Philippe Pasquet and Francisco Pérez as members of our Directors Committee, which is composed of the three directors above mentioned.

The members of the Directors Committee receive remuneration the amount of which is established annually by the shareholders, taking in consideration the duties that the directors’ committee members shall perform, which shall not be less than a third of the remuneration of a regular director. The remuneration of our directors committee members, as approved at the shareholders’ meeting of the company held on April 11, 2012, is 34 Unidades de Fomento (as of March 31, 2013, approximately CLP766 thousand) per attendance at a directors committee meeting plus the amount required to complete the remaining third of the remuneration of a regular director. The same remuneration package was approved for 2013, at the shareholders’ meeting of the company held on April 10, 2013.

The shareholders shall determine the budget of the directors committee and those of its advisors, which, pursuant to the 2010 amendment, shall not be less than the aggregate amount of the annual remuneration of the committee members. The directors committee shall be allowed to request the recruitment of professionals to fulfill its duties within the limits imposed by the budget. The activities of the directors committee, the annual report of the performance of its duties and its expenses, including its advisors’ expenses, shall be included in the annual report and conveyed to the shareholders. The budget of our directors committee and its advisors, approved at the shareholders’ meeting of the company held on April 10, 2013, shall be equal to the aggregate amount of the annual remuneration of the committee members.

Audit committee. In accordance with provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the corporate governance rules of the New York Stock Exchange (the “NYSE Rules”) applicable to us as a foreign private issuer with securities listed on a U.S. national exchange, we have an audit committee.

At the Board of Directors meeting of April 10, 2013, following the election of a new board at the Shareholders´ meeting, the Board of Directors appointed the following Directors to our Audit Committee: Vittorio Corbo and Philippe Pasquet. Mr. Pasquet and Mr. Corbo meet the independence criteria under the Exchange Act and under the NYSE Rules. The Board of Directors also resolved that directors Mr. Jorge Luis Ramos and Mr. Francisco Pérez shall participate in our audit committee´s meetings as observers.

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

Employees

Chile

As of December 31 of the last three years, we had a total of 4,454, 4,609 and 5,017 permanent employees in Chile, respectively.  As of December 2012, 2,899 were represented by 46 labor unions.  The average tenure of our permanent employees was approximately eight years.

The following table shows the breakdown of our employees by business segments as of December 31 for each of the years listed below:

Business	2010	2011	2012
Beer	655	644	679
Non-alcoholic beverages	887	909	1,043
Wine (1)	1,118	1,185	1,120
Transportes CCU	817	882	1,034
Others (2)	1,093	1,117	1,242
Total	4,570	4,737	5,118
_________
(1) Wine includes FLC personnel (116, 128 and 101 in 2010, 2011 and 2012, respectively).
(2) Includes our corporate, pisco, plastic and Comercial CCU divisions.

Unionized employees represent approximately 58% of our total permanent workforce. Our management believes it generally has a good relationship with the labor unions representing our employees.

During 2012, 1,875 employees renewed their collective contracts, most of them for a period of two years.

All employees who are terminated for reasons other than misconduct are entitled by law to receive a severance payment.  In the last three years, we made severance payments in the amounts of CLP2,021 million, CLP3,706 million and CLP2,880 million, respectively.  Permanent employees are entitled to the basic payment, as required by law, of one month’s salary for each year, or six-month portion thereof, worked.  This condition is subject to a limitation of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981.  Severance payments to employees hired before August 14, 1981 are not subject to this limitation.  Our employees who are subject to collective bargaining agreements have a contractual benefit to receive a payment in case of resignation, consisting of a payment of one monthly base salary for each full year worked, not subject to a limitation on the total amount payable but subject to a limitation on the total number of employees who can claim the severance benefit during any one year.  In 2012, we laid off 435 employees.

We do not maintain any pension fund or retirement program for our employees.  Workers in Chile are subject to a national pension fund law which establishes a system of independent pension plans, administered by Administradoras de Fondos de Pensiones (“AFPs”).  We have no liability for the performance of the pension plans or any pension payments to be made to our employees.

In addition to our permanent work force, as of December 31, 2012, we had 432 temporary employees, who were hired for specific time periods to satisfy short-term needs.

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

a) Beer Business

As of December 31 of the last three years, we had a total of 920, 1,021 and 1,111 permanent employees, respectively.  As of December 31, 2012, 820 employees were represented by one labor union, which is  member of the Argentine Beer Workers Federation (Federación Argentina de Trabajadores Cerveceros y Afines or “FATCA”).  As of December 31, 2012, the average tenure of our beer business employees in Argentina was approximately ten years.

We made severance payments in connection with our Argentine beer operations in the amounts of CLP272 million, CLP189 million and CLP262 million in the last three years, respectively.

In addition to our permanent work force, as of December 31, 2012, we had 339 temporary employees, who were hired for specific time periods to satisfy short-term needs.

b) Cider and spirits Business

As of December 31, the last two years, we had a total of 138 and 137 permanent employees, respectively.  As of December 31, 2012, 110 employees were represented by one labor union, which is  member of the Viticulture Workers Federation (Federación de Obreros y Empleados Vitivinicolas y afines or “FOEVA”).  As of December 31, 2012, the average tenure of our cider and spirits business employees in Argentina was approximately 18 years.

We made severance payments in connection with our Argentine cider & spirits operations in the amounts of CLP 384.11 and CPL 29.71 million in the last two years, respecttively.

In addition to our permanent work force, as of December 31, 2012, we had 118 temporary employees, who were hired for specific time periods to satisfy short-term needs.

c) Wine Business

As of December 31, 2012, Finca La Celia , the Argentine subsidiary of VSPT, had a total of 101 permanent employees, 44 of which were represented by one labor union. The average tenure of employees at Finca La Celia was approximately four years.  In addition to our permanent work force in FLC, we had 8 temporary employees, who were hired for specific time periods to satisfy short-term needs.

Share Ownership

Except as disclosed in “Item 7: Major Shareholders and Related Party Transactions – Major Shareholders,” as of March 31, 2013, our senior management and our board members in the aggregate owned less than one percent of the our shares.

We do not maintain stock option or other programs involving our employees in the capital of the Company.

ITEM 7: Major Shareholders and Related Party Transactions

Major Shareholders

Our only outstanding voting securities are our shares of our common stock.  The following table sets forth information concerning the ownership of our common stock as of March 31, 2013, for each shareholder known to us to own more than 4% of the outstanding shares of our common stock and for all of our directors and executive officers as a group:

Shareholder	Number of shares owned	% Ownership
Inversiones y Rentas S.A.	196,421,725	0.14%
Inversiones IRSA Ltda. (1)	14,146,707	1.87%
Our directors and executive officers as a group (2)	25,380	0.01%
(1) Inversiones y Rentas S.A. owns 99.9999% of Inversiones IRSA Ltda.’s equity.

(2) Does not include the 210,568,432 shares of our common stock owned, directly and indirectly, by Inversiones y Rentas S.A., which is 50% beneficially owned by the Luksic family, as discussed below. Guillermo Luksic and Andrónico Luksic, our directors, are members of the Luksic family.

As of March 31, 2013, JPMorgan Chase Bank N.A. (“JPMorgan”), the Depositary for our ADR facility, was the record owner of 34,079,795 shares of our common stock (11.77% of the outstanding common stock) deposited in our ADR facility.

As of March 31, 2013, we had 4,599 shareholders of record. To the best of our knowledge 18 shareholders are not Chilean, excluding ADR holders, and of those 18 non-Chilean shareholders, five are U.S. corporations with a total of 779,742 (0.2%) shares of common stock. Non-Chileans can also hold shares in custody of private banks.  However, as that information is not publicly available, we have included five custodians as part of the 18 non-Chilean shareholders although we have no citizenship information relating thereto. All shareholders have equal voting rights.

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

Related Party Transactions

The Chilean Corporations Act was amended by Law N°20.382, effective January 1, 2010, relating to, among others, related party transactions. The 2010 amendment introduced a new Chapter XVI for open stock corporations and their subsidiaries, while articles 44, 89 and 93 remain applicable only to closed corporations which are not subsidiaries of an open stock corporation.

Pursuant to Chapter XVI of the Chilean Corporations Act referred to above, a related party transaction shall be any and all negotiation, agreement or operation between the open stock corporation and any one of the following:

•         One or more related persons pursuant to the Chilean Securities Market Law;

•         A director, manager, administrator, principal executive officer or liquidator of the company, personally or acting on behalf of a person other than the company, or their respective spouses or close relatives (e.g. parents, father/mother in law, sisters, brothers, sisters/brothers in law);

•         Company or concern in which the persons referred to in the above clause are the owners, directly or indirectly through any other individual or corporation, of 10% or more of its capital; or of which any of the persons referred to in the above clause are a director, manager, administrator, principal executive officer thereof;

•         Those contemplated by the bylaws of the company or upon sufficient grounds determined by the directors committee, as the case may be, which can include subsidiaries in which the company owns, directly or indirectly, at least 95% of the equity or capital stock;

•         Those in which the office of director, manager, administrator, principal executive officer or liquidator has been held by a director, manager administrator, principal executive officer or liquidator of the company within the prior 18 months.

Pursuant to the 2010 amendment, the following persons are currently considered under the Chilean Securities Market Law to be related persons:

•         any entities within the financial conglomerate to which the company belongs;

•         corporate entities that have, with respect to us, the character of parent company, affiliated companies or subsidiary.  Parent companies are those that control directly or indirectly more than 50% of the subsidiary’s voting stock (or participation, in the case of business organizations other than stock companies), or that may otherwise elect or appoint, or cause the election or appointment, of the majority of the directors or officers. A limited partnership (sociedades en comandita) may likewise be a subsidiary of a corporation, whenever the latter has the power to direct or guide the administration of the general partner (gestor) thereof.  For these purposes, affiliated companies are those where one of them, without actually controlling the other, owns directly or indirectly 10% or more of the latter’s voting stock (or equity, in the case of business organizations other than stock companies), or that may otherwise elect or appoint, or cause the election or appointment of, at least one board member or manager;

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

The Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros, or “SVS”) may presume that any individual or corporate entity is related to a company if, because of relationships of equity, administration, kinship, responsibility or subordination, the person:

•         whether acting alone or in agreement with others, has sufficient voting power to influence the company’s management;

•         creates conflicts of interest in doing business with the company;

•         in the case of a corporate entity, is influenced in its management by the company; or

•         holds employment or a position which affords the person access to non-public information about the company and its business, which renders the person capable of influencing the value of the company’s securities.

However, a person shall not be considered to be related to a company by the mere fact of owning up to 5% of the company, or if the person is only an employee of the company without managerial responsibilities.

Additionally, pursuant to article 147 of Chapter XVI of the Chilean Corporations Act, an open stock corporation shall only be entitled to enter into a related party transaction when it is in the interest of the company, the price, terms and conditions are similar to those prevailing in the market at the time of its approval and the transaction complies with the requirements and procedures stated below:

1.- The directors, managers, administrators, principal executive officers or liquidators that have an interest or that take part in negotiations conducive to the execution of an arrangement with a related party of the open-stock corporation, shall report it immediately to the board of directors or whomever the board designates. Those who breach this obligation will be jointly liable for damages caused to the company and its shareholders.

2.- Prior to the company’s consent to a related party transaction, it must be approved by the absolute majority of the members of the board of directors, with exclusion of the interested directors or liquidators, who nevertheless shall make public his/her/their opinion with respect to the transaction if it is so requested by the board of directors, which opinion shall be set forth in the minutes of the meeting. Likewise, the grounds of the decision and the reasons for excluding such directors from its adoption must also be recorded in the minutes.

3.- The resolutions of the board of directors approving a related party transaction shall be reported at the next following shareholders' meeting, including a reference to the directors who approved such transaction. A reference to the transaction is to be included in the notice of the respective shareholders' meeting.

4.- In the event that an absolute majority of the members of the board of directors should abstain from voting, the related party transaction shall only be executed if it is approved by the unanimous vote of the members of the board of directors not involved in such transaction, or if it is approved in a shareholders' extraordinary meeting by two thirds of the voting shares of the company.

5.- If a shareholders' extraordinary meeting is called to approve the transaction, the board of directors shall appoint at least one independent advisor who shall report to the shareholders the terms of the transaction, its effects and the potential impact for the company. In the report, the independent advisor shall include all the matters or issues the directors' committee may have expressly requested to be evaluated. The directors' committee of the company or, in the absence of such committee, directors not involved in the transaction, shall be entitled to appoint an additional independent advisor, in the event they disagree with the appointment made by the board.

The reports of the independent advisors shall be made available to the shareholders by the board on the business day immediately following their receipt by the company, at the company’s business offices and on its internet site, for a period of at least 15 business days from the date the last report was received from the independent advisor, and such arrangement shall be communicated to the shareholders by means of a “Relevant Fact” (Communication sent to the SVS and the stock markets in Chile).

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

Notwithstanding the above, the following related party transactions may be executed, pursuant to letters a), b) and c) of Article 147 of the Chilean Corporations Act, without complying with the requirements and procedures stated above, prior to authorization by the board:

1.- Transactions that do not involve a “material amount.” For this purpose, any transaction that is both greater than 2,000 Unidades de Fomento (as of March,31 2013, approximately ThCLP45,739) and in excess 1% of the corporation’s equity, or involving an amount in excess of 20,000 Unidades de Fomento (as of March 31, 2013, approximately ThCLP457,388) shall be deemed to involve a material amount. All transactions executed within a 12 month period that are similar or complementary to each other, with identical parties, including related parties, or objects, shall be deemed to be a single transaction.

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

Additionally, our logistic subsidiaries Transportes CCU Ltda. and Comercial CCU S.A. provide transportation, warehousing and sales services on a consolidated basis to all of our strategic business units.  These services are regulated by annual contracts specifying the services to be provided as well as the variables used to measure the levels of service and their prices. Service levels are evaluated directly by users three times a year.

We engage in a variety of transactions with affiliates of the Luksic Group and Heineken, the beneficial owners of IRSA, as well as with other shareholders of ours.  Currently, Quiñenco and Heineken Chile Ltda., a Chilean limited corporation controlled by Heineken Americas B.V., are the only shareholders of IRSA, each with a 50% equity interest See “Item 4: Information on the Company – Organizational Structure.”

On November 30, 2005, we and Heineken International amended the license and technical assistance agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina commencing June 18, 2003.  These agreements have an initial term of 10 years beginning in June 2003, renewable for subsequent periods of five years.  See “Item 4: Information on the Company – Business Overview – Our Beer Business in Chile – Beer Production and Marketing in Chile” and “Item 4: Information on the Company – Business Overview – Our Beer Business in Argentina – Production and Marketing in Argentina.”

On October 12, 2011, we and Heineken International signed the Amended and Restated versions of the Trademark License Agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina, in force as of January 1, 2011. These agreements have an initial term of 10 years, and automatically renew each year (January 1) for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

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

Additionally, a Technical Assistance Agreement was executed with Heineken Technical Services B.V. on May 4, 2005, whereby the latter was appointed, on a non-exclusive basis, as our technical advisor in respect of operational aspects of our breweries, including also special services regarding project engineering for extensions of the breweries’ capacity and construction of new  plants, assistance in development of new products, production methods and distribution systems as well as advise on purchasing systems, among others.  This agreement has an initial term of one year as from May 4, 2005, renewable for subsequent periods of one year each, unless either party gives not less than three months’ prior written notice to the other of its intention to terminate this agreement.  This agreement has been renewed automatically each year.

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

Since the establishment of our directors committee in 2001, as required by the Chilean Corporation Act, all related party contracts have been reviewed by it, and then approved by our board of directors, which approval also was a standard practice prior to the creation of the directors committee.  The above does not include related party transactions executed according to the practice policy adopted on July 6, 2011 by the board of directors in respect of transactions mentioned in letters a), b) and c) of Article 147 of the Chilean Corporations Act.  Our principal related party contracts include rental of properties, the rendering of services and product sales.

Our principal transactions with related parties for the twelve-month period ended December 31, 2012, are detailed below:

Company	Relationship	Transaction	Amount (in millions of CLP)
Heineken Brouwerijen B.V.	Parent company related	Products sale/ license/ technical assistance/ billed services	3,874
Heineken Italia Spa.	Parent company related	Purchase of products/ advertising contribution	39
Nestlé Waters Argentina S.A.	Subsidiary shareholder	Technical assistance	46
Nestlé Waters S.A.	Subsidiary shareholder	Royalty	136
Cervecería Kunstmann Ltda.	Subsidiary shareholder	Product sales/billed services	242
Comercial Patagona Ltda.	Joint venture subsidiary	Marketing services/products sale	1,493
Cooperativa Agrícola Control Pisquero Ltda.	Subsidiary shareholder	Loan/grape acquisition	6,145
Cervecería Austral S.A.	Joint venture	Products purchase and sale/ royalty paid and royalty charged/ billed services	2,918
Banco de Chile	Parent company related	Product sales/ financial products and services/ derivates/ investments	39,190
Foods Compañía de Alimentos CCU S.A.	Joint venture	Services/ product sales/ consignment sales/ interests/ remittance paid and recieved	58,405
Alusa S.A.	Subsidiary related	Purchase of products	1,226
Canal 13 S.P.A.	Parent company related	Advertising	3,981
Banchile Corredores de Bolsa S.A.	Parent company related	Financial investments	7,400
Soc. Agrícola y Ganadera Río Negro Ltda	Related to the controller	Purchase of products	1
Viña Tabalí S.A.	Related to the controller	Expense recovery/ invoices	338
Comarca S.A.	Associate related	Access fee	409
Agroproductos Bauzá y Cía Ltda	Associate related	Services/ Purchase of products	1,159

See Note 16 to our consolidated financial statements for detailed information.

Interests of Experts and Counsel

Not applicable.

ITEM 8: Financial Information

Consolidated Statements and Other Financial Information

See “Item 18: Financial Statements and Exhibits” for the Company's Financial Statements and notes, audited by PricewaterhouseCoopers.

Wine Exports

We, through our subsidiary VSPT, exported wine to 88 countries in 2012.  VSPT is the second-largest wine exporter in Chile.  See “Item 4: Information on the Company – Business Overview – Our Wine Business.”

The following table presents our total wine exports by volume, in millions of Chilean pesos as of December of the last three years as percentage of total sales for the last three years:

	2010	2011	2012

Exports (thousands of liters)	69,994	67,071	70,577
% of total consolidated sales	4.05%	3.65%	3.59%

Exports (CLP million)	86,505	83,961	91,536
% of total consolidated sales	10.30%	8.66%	8.51%

Legal Proceedings

Nothing to report.

Dividend Policy and Dividends

Our dividend policy is reviewed and established from time to time by our board of directors and reported during our regular shareholders’ meeting, which is generally held in April of each year.  Each year our board of directors must submit its proposal for a final dividend for the preceding year for shareholder approval at the annual shareholders’ meeting.  As required by the Chilean Corporations Act, unless otherwise decided by unanimous vote of the issued shares of our common stock, we must distribute a cash dividend in an amount equal to at least 30% of our net income for that year, after deducting any accumulated losses from previous years. Our board of directors has the authority to pay interim dividends during any one fiscal year, to be charged to the earnings for that year.

Our board of directors announced at our annual shareholders’ meeting held on April 11, 2012, its dividend policy for future periods, authorizing the distribution of cash dividends in an amount at least equal to 50% of our Income of the Year Attributable to Equity Holders of the Parent Company under IFRS for the previous year.  Our dividend policy is subject to change in the future due to changes in Chilean law, capital requirements, economic results and/or other factors.  During our last annual shareholders’ meeting held on April 11, 2012, a dividend of CLP131.70092 per share of common stock was approved, in addition to the interim dividend of CLP58 per share of common stock distributed in January 6, 2012. Together, these dividend payments amounted to CLP 41,947 million, representing 50.0% of the “Income of the Year Attributable to Equity Holders of the Parent Company” for 2011. The Board of Directors, in its meeting held on December 5, 2012, approved the distribution, with a charge to 2012’s profits, of an interim dividend of CLP63 per share of common stock (CLP126 per ADR using the new ratio as of December 20, 2012 of 1 ADR to 2 common shares), totaling CLP 20,065,680,936, to be paid on January 18, 2013. Additionally, the Board of Directors, in its meeting held on March 6, 2013, resolved to propose to the next regular shareholders meeting,  the distribution, with a charge to 2012’s profits, of a final dividend of 116.64160 per share of common stock (CLP233.28320 per ADR). The proposal, representing a total payment of CLP37,150,684,595, was approved and the final dividend was paid beginning April 19, 2013 to the shareholders of record as of April 11, 2013.

Dividends are paid to shareholders of record as of the fifth business day, including Saturdays, preceding the date set for payment of the dividend. The holders of ADRs on the applicable record dates are entitled to dividends declared for each corresponding period.

The following table sets forth the amounts of interim and final dividends and the aggregate amounts of such dividends per share of common stock and per ADS in respect of each of the years indicated:

Year ended December 31,	Interim	CLP Per share (1)		Interim	US$ Per ADS (2)
		Final (3)	Total		Final (3)	Total
2008	47	108.66	155.66	0.15	0.36	0.51
2009	60	141.00	201.00	0.24	0.54	0.78
2010	58	115.78	173.78	0.23	0.50	0.73
2011	61	131.70	192.70	0.24	0.54	0.78
2012	63	116.64	179.64	0.27	0.49	0.76

(1)Interim and final dividend amounts are expressed in historical pesos.
(2)U.S. dollars per ADR dividend information serves reference purposes only as we pay all dividends in Chilean pesos. On December 20, 2012, there was an ADR ratio change from 1 ADR to 2 common shares. THe ammounts shown above have been adjusted to reflect this change. The Chilean peso amounts as shown here have been converted into U.S. dollars at the respective observed exchange rate in effect at each payment date. Note: The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

(3)The final dividend with respect to each year is declared and paid within the first five months of the subsequent year .

Pursuant to former Chapter XXVI of the Central Bank Foreign Exchange Regulations, replaced by Chapter XIV, a shareholder who was not a resident of Chile had to register as a foreign investor in order to have access to the formal exchange market for remitting abroad any dividends, sales proceeds or other amounts accruing from shares in a Chilean company. See “Item 10: Additional Information – Exchange Controls – General Legislation and Regulations.”  Under our foreign investment contract, the depositary, on behalf of ADR holders, will be granted access to the formal exchange market to convert cash dividends from pesos to dollars and to pay such dollars to ADR holders outside of Chile.  Dividends received in respect of shares of Common Stock by holders, including holders of ADRs who are not Chilean residents, are subject to Chilean withholding taxes.  See “Item 10: Additional Information – Taxation.”

Significant Changes

These are the Company’s fourth annual consolidated financial statements prepared in accordance with IFRS, as issued by the IASB. Until and including our financial statements for the year ended December 31, 2008, we prepared our consolidated financial statements in accordance with Chilean GAAP, which differs in certain important aspects from accounting principles contained in IFRS. The effects of the transition to IFRS on the Company’s financial statements for the year ended December 31, 2008 are detailed in Note 4 to our consolidated annual financial statements included in our 2009 annual report.

ITEM 9: The Offer and Listing

Offer and Listing Details

For the periods indicated, the table below sets forth the reported high and low closing sales prices for the Common Stock on the Santiago Stock Exchange as well as the high and low sales prices of the ADSs as reported by the NYSE:

	Santiago Stock Exchange		NYSE(1)
	(per share of common stock)		(per ADS)

	High	Low	High	Low
	(CLP)	(CLP)	(US$)	(US$)
Years
2008	3,801	2,650	15.74	9.26
2009	4,102	3,167	15.84	10.38
2010	5,920	3,823	24.57	14.22
2011	6,800	4,720	25.24	19.36
2012	7,699	6,015	32.40	24.28
2013 (through Mar. 31)	7,972	7,398	33.82	31.17
2010
1st quarter	4,270	3,823	17.11	14.22
2nd quarter	5,045	3,920	18.83	15.15
3rd quarter	5,920	4,680	23.82	17.50
4th quarter	5,900	5,190	24.57	21.56
2011
1st quarter	5,759	4,900	24.13	20.56
2nd quarter	5,800	5,350	24.56	22.58
3rd quarter	5,600	4,720	24.00	19.43
4th quarter	6,800	5,014	25.24	19.36
2012
1st quarter	7,080	6,089	31.48	24.69
2nd quarter	7,800	6,195	32.40	24.28
3rd quarter	6,783	6,066	28.54	24.96
4th quarter	7,800	6,571	31.99	27.69
2013
1st quarter	7,972	7,398	33.82	31.17

Last six months
October 2012	7,023	6,571	29.17	27.69
November 2012	7,053	6,744	29.36	28.12
December 2012	7,631	7,069	31.99	28.87
January 2013	7,637	7,398	32.57	31.43
February 2013	7,680	7,404	32.69	31.17
March 2013	7,972	7,552	33.82	32.03

(1)     On December 20, 2012, there was an ADR ratio change from 1 ADR to 5 common shares, to a new ratio of 1 ADR to 2 common shares. Prices shown above take into account this change.

Significant trading suspensions of the Company's stock have not occurred in the last three years.

Plan of distribution

Not applicable.

Markets

Our common stock is currently traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaíso Stock Exchange under the symbol “CCU.”  The Santiago Stock Exchange accounted for approximately 93.2%, 90.7% and 83.9% of the trading volume of our common stock in Chile in the last three years, respectively.  The remaining 6.8%, 9.3% and 16.1% respectively, was traded mainly on the Chile Electronic Stock Exchange.  Shares of our common stock were traded in the United States on the NASDAQ stock exchange between September 24, 1992 and March 25, 1999 and on the NYSE since March 26, 1999, in the form of ADSs, under the symbol “CCU”, with such ADSs being evidenced by ADRs, which until December 20, 2012, had each represented five shares of our common stock.  Starting on December 20, 2012, the ratio was changed so that each ADS represented two shares of our common stock.  The ADSs are issued under the terms of a deposit agreement dated September 1, 1992, as amended on December 3, 2012, among us, JPMorgan, as depositary, and the holders from time to time of the ADSs.

The trading volume of our ADSs in the NYSE in the last three years is as follows:

Year	Quarter	Traded Volume(1)
		(thousands of ADS)

2010	1st quarter	6,998
	2nd quarter	14,263
	3rd quarter	10,945
	4th quarter	7,920
	Total	40,128

2011	1st quarter	6,754
	2nd quarter	6,187
	3rd quarter	7,024
	4th quarter	6,045
	Total	26,010

2012	1st quarter	6,023
	2nd quarter	8,901
	3rd quarter	6,459
	4th quarter	6,119
	Total	27,502

(1)     On December 20, 2012, there was an ADR ratio change from 1 ADR to 5 common shares, to a new ratio of 1 ADR to 2 common shares. Volumes shown above take into account this change.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

ITEM 10: Additional Information

Share Capital

Not applicable.

Memorandum and Articles of Association

Provided below is a summary of certain material information found in our bylaws and provisions of Chilean law.  This summary is not exhaustive. For more information relating to the items discussed in this summary, the reader is encouraged to read our updated bylaws, available in our website at www.ccu.cl.  The information on our website is not incorporated by reference into this document.

Registration and corporate purposes.   We are a public corporation (sociedad anónima abierta) organized by means of a public deed dated January 8, 1902, executed before the notary public of Valparaíso, Mr. Pedro Flores, and our existence was approved by Supreme Decree N° 889 of the Treasury Department, dated March 19, 1902, both of which were recorded on the reverse of folio 49, N° 45 of Valparaíso’s Registry of Commerce for 1902, and published in Chile’s Official Gazette on March 24, 1902.  We were recorded on March 8, 1982, at Chile’s Securities Registry of the SVS under N° 0007.

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

Directors.  Under the Chilean law regarding corporations (the “Chilean Corporations Act”), a corporation may not enter into a contract or agreement in which a director has a direct or indirect interest without prior approval by the board of directors, and then only if it inures to the benefit of the company, has terms and conditions similar to those prevailing in the market at the time of its approval, and complies with the requirements and procedures stated in Chapter XVI of the Chilean Corporation Act regarding Related Party Transactions. See “Item 7: Major Shareholders and Related Party Transactions.”

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

Rights, preferences and restrictions regarding shares.  At least 30% of our net profits for each fiscal year is required to be distributed as dividends in cash to our shareholders, unless our shareholders unanimously decide otherwise.  Any remaining profits may be used to establish a reserve fund (that may be capitalized at any time, amending the corporate bylaws by the vote of a majority of the voting stock issued), or to pay future dividends.

Compulsory minimum dividends, i.e., at least thirty percent of our net profits for each fiscal year, become due thirty days after the date on which the annual shareholders' meeting has approved the distribution of profits in the fiscal year.  Any additional dividends approved by our shareholders become due on the date set by our shareholders or our board of directors.

Accrued dividends that corporations fail to pay or make available to their shareholders within certain periods are to be adjusted from the date on which those dividends became due and that of actual payment.  Overdue dividends will accrue yearly interest at established rates over the same period.

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

Under Chilean law, certain provisions affect any existing or prospective holder of securities as a result of the shareholder owning a substantial number of shares.  The Chilean Securities Market Law, as modified by the 2010 amendment, establishes that (a) any person who, directly or indirectly, owns 10% or more of the subscribed capital of an open stock corporation (the “majority shareholders”) or that, as a consequence of an acquisition of shares, attains such percentage, and (b) all directors, liquidators, principal executive officers, administrators and managers of such corporations, regardless of the number of shares they possess, either directly or indirectly, must report any purchase or sale of shares to the SVS and to each of the stock exchanges in Chile where such corporation has securities listed, the day immediately following the execution of the transaction, through the technological means authorized by the SVS. This obligation shall also apply to the acquisition or sale of contracts or securities, the price or result of which is dependant on or is conditioned on, in whole or in a relevant part, the fluctuation or evolution of the price of such shares. In addition, majority shareholders must inform the SVS and the stock exchanges with respect to whether the purchase is aimed at acquiring control of the corporation or just as a financial investment.

The Chilean Securities Market Law also provides that when one or more persons intend to take over a corporation subject to oversight by the SVS, they must give prior public notice.  This notice must include the price to be offered per share and the conditions of the proposed transaction, including the expected manner of acquiring the shares.

Finally, Chapter XXV of the Chilean Securities Market Law was enacted on December 20, 2000, to ensure that controlling shareholders share with minority shareholders the benefits of a change of control, by requiring that certain share acquisitions be made pursuant to a tender offer.

Article 199 bis of the Chilean Securities Market Law was introduced by the 2010 amendment, extending the obligation to make a tender offer for the remaining outstanding shares to any person, or group of persons with a joint performance agreement, that, as a consequence of the acquisition of shares, becomes the owner of two-thirds or more of the issued shares with voting rights of a corporation. Such tender offer must be effected within 30 days from the date of such acquisition.

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

Action necessary to change the rights of holders of stock.  Rights of stockholders are established by law and pursuant to the bylaws of a corporation.  For certain modifications of shareholders’ rights, the law requires a special majority, such as the creation, increase, extension, reduction or suppression of preferred stock, which may be adopted only with the consent of at least two-thirds of the affected series.  Consequently any other impairment of rights not specifically regulated needs only an absolute majority (more than 50%) of the stock entitled to vote.  However, the waiver of the shareholders’ right to receive no less than 30% of the net profits accrued in any fiscal year (the “minimum dividend”) requires the unanimous vote of all stockholders.  The above notwithstanding, no decision of the shareholders’ meeting can deprive a shareholder of any part of the stock that he/she owns.

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

Only holders of stock recorded in the Register of Shareholders of open stock corporations at midnight of the fifth business day, including Saturdays, before the date of the pertinent meeting may participate with the right to be heard and vote in shareholders' meetings. Directors and officers other than shareholders may participate in shareholders' meetings with the right to be heard.

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

Material Contracts

Not applicable.

Exchange Controls

General Legislation and Regulations. The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. See “Item 3. Key Information – Selected Financial Data – Exchange Rate.” Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 – which registration grants the investor access to the Formal Exchange Market– or with the Central Bank of Chile under Chapter XIV of the Central Bank Foreign Exchange Regulations.

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

•         restrictions on the issuance of ADRs. Therefore, the rules established under Chapter XXVI of the previous Foreign Exchange Regulations became no longer applicable; and

•         Mandatory Reserve deposits for foreign capitals.

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

Pursuant to the New Rules, Chilean entities are now allowed, under Chapter XIV, which governs credits, deposits, investments and capital contribution from abroad, to: (i) dispose of such foreign currency allocated abroad, executing any of the transactions contemplated in Chapter XIV, without the need of delivering it into Chile, subject to the obligation of reporting said transaction to the Central Bank of Chile; and (ii) capitalize any liability expressed in foreign currency and acquired abroad.

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

Our ADRs. A Foreign Investment Contract was entered into among the Central Bank of Chile, us and the Depositary pursuant to Article 47 of the Central Bank Act and Chapter XXVI. See “– General Legislation and Regulations.” According to Chilean law, a contract is ruled by the law in force at the time of its execution. Therefore, our Foreign Investment Contract is ruled by the foreign exchange regulations in force before April 19, 2001, among which is Chapter XXVI. Absent the Foreign Investment Contract, under Chilean exchange controls in force until April 19, 2001, investors would not have been granted access to the formal exchange market for the purpose of converting Chilean pesos to U.S. dollars and repatriating from Chile amounts received in respect of deposited Shares or Shares withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying Shares and any rights with respect thereto). In December 1999, amendments were introduced to Chapter XXVI whereby, among other things, the Central Bank of Chile was authorized to reject applications under such regulations without the showing of cause. In reviewing such applications, the Central Bank of Chile was required to take into account the situation of the balance of payments and the stability of the capital account. However, the Central Bank of Chile was authorized to impose certain conditions on the applicants prior to resolving the applications. In April 2000, Chapter XXVI was again amended in order to incorporate, in addition to shares issued by Chilean corporations, quotes of investment funds as eligible to be converted into ADSs. Chapter XXVI did not require delivery of a new application in case of the entry of U.S. dollars intended for the acquisition of shares not subscribed by the shareholders or by the transferees of the options to subscribe the shares.

Under Chapter XXVI and our Foreign Investment Contract, the Central Bank of Chile agreed to grant to the Depositary, on behalf of ADR holders, and to any non-Chilean resident investor who withdrew Shares of our common stock upon surrender of ADRs (such Shares being referred to herein as “Withdrawn Shares”) access to the formal exchange market to convert Chilean pesos to U.S. dollars (and to remit such dollars outside of Chile) in respect of Shares of our common stock represented by ADSs or Withdrawn Shares, including amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn Shares (subject to receipt by the Central Bank of Chile of a certificate from the holder of the Withdrawn Shares (or from an institution authorized by the Central Bank of Chile) that such holder’s residence and domicile were outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such Withdrawn Shares had been sold on a Chilean exchange), (c) proceeds from the sale in Chile of pre-emptive rights to subscribe for and purchase additional Shares of our common stock, (d) proceeds from the liquidation, merger or consolidation of the Company and (e) other distributions, including, without limitation, those resulting from any recapitalization, as a result of holding Shares represented by ADSs or Withdrawn Shares. Access to the Formal Exchange Market in the case of (a), (b), (c) and (d) above would be available for only five working days following the sale of the shares on the stock exchange. Transferees of Withdrawn Shares would not be entitled to any of the foregoing rights under Chapter XXVI unless the Withdrawn Shares were redeposited with Banco de Chile, who acts as the Custodian for our shares. Investors receiving Withdrawn Shares in exchange for ADRs would have the right to redeposit such Shares in exchange for ADRs, provided that certain conditions to redeposit were satisfied. For a description of the formal exchange market, see “Item 3: Key Information – Selected Financial Data – Exchange Rates.”  Alternatively, according to the amendments introduced to Chapter XXVI in December 1999, in case of Withdrawn Shares and their subsequent sale on a stock exchange, the Chilean peso proceeds obtained thereby could be converted into U.S. dollars in a market different from the formal exchange market within five business days from the date of the sale.

Chapter XXVI provided that access to the formal exchange market in connection with the sale of Withdrawn Shares or distributions thereon would be conditioned upon receipt by the Central Bank of Chile of a certification by the Depositary or the Custodian, as the case may be, that such Shares had been withdrawn in exchange for delivery of the pertinent ADRs and receipt of a waiver of the benefits of  our Foreign Investment Contract with respect thereto (except in connection with the proposed sale of the Shares) until such Withdrawn Shares were redeposited. Chapter XXVI also provided that access to the formal exchange market in connection with dividend payments was conditioned on certification by us to the Central Bank of Chile that a dividend payment had been made. The provision contained in Chapter XXVI that established that access to the formal exchange market in connection with dividend payments was conditioned on certification by us to the Central Bank of Chile that any applicable tax had been withheld was eliminated on November 23, 2000.

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

Pursuant to such policy, the depositary or custodian shall be entitled to effect such exchange, prior to the end of the term of the ADRs Program, subject to the following conditions:

a)     Simultaneously with the request for approval submitted to the Central Bank of Chile, the parties to a foreign investment contract shall agree on its termination provided that the following prior conditions are met: (i) a complete and timely exchange of the outstanding ADRs has been effected by the depositary (ii) underlying shares of certificates not exchanged according to the program agreed upon to that end are sold in a Chilean stock market, and the proceeds remitted to the respective ADRs holders; complying with the reporting obligation to the regulatory authorities and to the market in general.

b)   The foreign investment contract shall be deemed in full force and effect with respect to the remaining ADR holders, with domicile and residence abroad, until certificates of the fulfillment of such conditions issued by the custodian and the depositary are submitted to the Central Bank of Chile. In addition to evidence of the termination, a public deed expressly evidencing the above shall be executed by the parties.

Chilean investors shall be subject to the exchange regulations in force at the time of the tender offers as well as the terms of authorization issued by the Central Bank of Chile with respect thereto.

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

In the case where the sale of the shares is made on a day that is different than the date in which the exchange is recorded, capital gains subject to taxation in Chile may be generated.  However, following Ruling N° 3708 of the Chilean Internal Revenue Service, we will include in the deposit agreement a provision whereby the capital gain that may be generated if the exchange date is different than the date in which the shares received in exchange for ADSs are sold, will not be subject to taxation.  Such provision states that in the event that the exchanged shares are sold by the ADS holders in a Chilean stock exchange on the same day in which the exchange is recorded in the shareholders’ registry of the issuer or within two business days prior to the date on which the sale is recorded in the shareholders’ registry, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction.

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

A foreign institutional investor is an entity that is either:

a.	a fund that makes public offers of its shares in a country which public debt has been rated investment grade by an international risk classification agency qualified by the Superintendency of Securities and Insurance;

b.	a fund that is registered with a regulatory entity of a country which public debt has been rated investment grade by an international risk classification agency qualified by the Superintendency of Securities and Insurance, provided that the investments in Chile, including securities issued abroad that represent Chilean securities, held by the fund represent less than 30.0% of its share value;

c.	a fund that holds investments in Chile that represent less than 30.0% of its share value, provided that it proves that no more that 10.0% of its share value is directly or indirectly owned by Chilean residents;

d.	a pension fund that is exclusively formed by individuals that receive their pension on account of capital accumulated in the fund;

e.	a fund regulated by Law Nº 18,657, or the Foreign Capital Investment Funds Law, in which case all holders of its shares must reside abroad or be qualified as local institutional investors; or

f.	any other institutional foreign investor that complies with the characteristics defined by a regulation with the prior report of the Superintendency of Securities and Insurance and the Chilean Internal Revenue Service.

In order to be entitled to the exemption, foreign institutional investors, during the time in which they operate in Chile must:

a.	be organized abroad and not be domiciled in Chile;

b.	not participate, directly or indirectly, in the control of the issuers of the securities in which they invest and not hold, directly or indirectly, 10.0% or more of such companies’ capital or profits;

c.	execute an agreement in writing with a Chilean bank or securities broker in which the intermediary is responsible for the execution of purchase and sale orders and for the verification, at the time of the respective remittance, that such remittances relate to capital gains that are exempt from income tax in Chile or, if they are subject to income tax, that the applicable withholdings have been made; and

d.	register in a special registry with the Chilean Internal Revenue Service.

Pursuant to the enacted amendment to the Chilean Income Tax Law published on November 7, 2001 (Law N° 19,768) as amended by Law Nº 19,801 published on April 25, 2002, the sale and disposition of shares of Chilean public corporations which are actively traded on a Chilean stock exchange is not levied by any Chilean tax on capital gains if the sale or disposition was made:

a.

on a local stock exchange or any other stock exchange authorized by the Superintendency of Securities and Insurance or in a tender offer process according to Title XXV of the Chilean Securities Market Law, so long as the shares (a) were purchased on a public stock exchange or in a tender offer process pursuant to Title XXV of the Chilean Securities Market Law, (b) are newly issued shares issued in a capital increase of the corporation, or (c) were the result of the exchange of convertible bonds (in which case the option price is considered to be the price of the shares). In this case, gains exempted from Chilean taxes shall be calculated using the criteria set forth in the Chilean Income Tax Law; or

b.

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

United States Federal Income Tax Considerations

The following discussion summarizes the principal U.S. federal income tax considerations relating to the acquisition, ownership and disposition of Common Stock or ADSs by a U.S. holder (as defined below) holding such Common Stock or ADSs as capital assets (generally, property held for investment).  This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations.  This summary does not describe any implications under state, local or non-U.S. tax law, or any aspect of U.S. federal tax law (such as the estate tax, gift tax or the Medicare tax on net investment income) other than U.S. federal income taxation.

This summary does not purport to address all the material U.S. federal income tax consequences that may be relevant to the holders of the Common Stock or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, investors liable for the alternative minimum tax, partnerships and other pass-through entities, U.S. expatriates, investors that own or are treated as owning 10% or more of our voting stock, investors that hold the Common Stock or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction and persons whose functional currency is not the U.S. dollar) may be subject to special tax rules.

As used below, a “U.S. holder” is a beneficial owner of Common Stock or ADSs that is, for U.S. federal income tax purposes:

•         an individual citizen or resident of the United States;

•         a corporation (or an entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•         an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•         a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership or other entity taxable as a partnership holds Common Stock or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.  Partners of partnerships holding Common Stock or ADSs should consult their tax advisors.

In general, for U.S. federal income tax purposes, holders of American Depositary Receipts evidencing ADSs will be treated as the beneficial owners of the Common Stock represented by those ADSs.

Taxation of Distributions

In general, distributions with respect to the Common Stock or ADSs will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes.  If a distribution exceeds the amount of our current and accumulated earnings and profits, as so determined under U.S. federal income tax principles, the excess will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the Common Stock or ADSs, and thereafter as capital gain. We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. holders should assume all distributions are made out of earnings and profits and constitute dividend income. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any dividends (including amounts withheld in respect of Chilean taxes) paid with respect to the Common Stock or ADSs generally will be subject to U.S. federal income taxation as ordinary income and will not be eligible for the dividends received deduction allowed to corporations.  Dividends paid in Chilean currency will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends are actually or constructively received by the U.S. holder, or in the case of dividends received in respect of ADSs, on the date the dividends are actually or constructively received by the depositary or its agent, whether or not converted into U.S. dollars.  A U.S. holder will have a tax basis in any distributed Chilean currency equal to its U.S. dollar amount on the date of receipt by the U.S. holder or disposition, as the case may be, and any gain or loss recognized upon a subsequent disposition of such Chilean currency generally will be foreign currency gain or loss that is treated as U.S. source ordinary income or loss.  If dividends paid in Chilean currency are converted into U.S. dollars on the day they are received by the U.S. holder, the depositary or its agent, as the case may be, U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any Chilean currency received by the U.S. holder or the depositary or its agent is not converted into U.S. dollars on the date of receipt.

Subject to certain exceptions for short-term and hedged positions, under current law, the U.S. dollar amount of dividends received in taxable years beginning on or before December 31, 2012 by an individual with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.”  Beginning in taxable years after December 31, 2012, the maximum rate of taxation on dividends received by an individual U.S. Holder with respect to the ADSs will be 20%. Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date, and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”).  The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed.  However, no assurances can be given that the ADSs will be or remain readily tradable.  Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2012 taxable year.  In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2012 taxable year.  Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) tax year.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the Common Stock (to the extent not represented by ADSs) will be treated as qualified dividend income, because the Common Stock are not themselves listed on a U.S. exchange.  In addition, the U.S. Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends.  Because such procedures have not yet been issued, we are not certain that we will be able to comply with them.  U.S. Holders of ADSs and Common Stock should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Dividends paid by us generally will constitute foreign source “passive category” income and will be subject to various other limitations for U.S. foreign tax credit purposes.  Subject to generally applicable limitations under U.S. federal income tax law, Chilean income tax imposed or withheld on such dividends, if any, will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election if it does not elect to claim a foreign tax credit for any foreign income taxes paid during the taxable year, all foreign income taxes paid may instead be deducted in computing such U.S. holder’s taxable income).  In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax.

U.S. holders should be aware that the IRS has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs.  Accordingly, the discussion above regarding the creditability of Chilean income tax on dividends could be affected by future actions that may be taken by the IRS.  The rules with respect to the U.S. foreign tax credit are complex, and U.S. holders of Common Stock or ADSs are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Capital Gains

Deposits and withdrawals of Common Stock by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

In general, gain or loss, if any, realized by a U.S. holder upon a sale, exchange or other taxable disposition of Common Stock or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and such U.S. holder’s adjusted tax basis in the Common Stock or ADSs.  Such capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other taxable disposition the Common Stock or ADSs have been held for more than one year.  Under current U.S. federal income tax law, net long-term capital gain of certain U.S. holders (including individuals) is eligible for taxation at preferential rates.  The deductibility of capital losses is subject to certain limitations under the Code.

Gain, if any, realized by a U.S. holder on the sale, exchange or other taxable disposition of Common Stock or ADSs generally will be treated as U.S. source gain for U.S. foreign tax credit purposes.  Consequently, if a Chilean income tax is imposed on the sale or disposition of Common Stock, a U.S. holder that does not receive sufficient foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Chilean income tax.  Alternatively, a U.S. holder may take a deduction for all foreign income taxes paid during the taxable year if it does not elect to claim a foreign tax credit for any foreign taxes paid or accrued during the taxable year.  U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, Common Stock or ADSs.

Passive Foreign Investment Company Rules

Based upon our current and projected income, assets and activities, we do not expect the Common Stock or ADSs to be considered shares of a PFIC for our current fiscal year or for future fiscal years.  However, because the determination of whether the Common Stock or ADSs constitute shares of a PFIC will be based upon the composition of our income, assets and the nature of our business, as well as the income, assets and business of entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that the Common Stock or ADSs will not be considered shares of a PFIC for any fiscal year.  If the Common Stock or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC.  If we are deemed to be a PFIC for a taxable year, dividends on our Common Stock or ADSs would not be “qualified dividend income” eligible for preferential rates of U.S. federal income taxation.  In addition, if we are a PFIC, U.S. holders would generally be required to comply with annual reporting requirements.  U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to the Common Stock or ADSs.

U.S. Information Reporting and Backup Withholding

A U.S. holder of Common Stock or ADSs may, under certain circumstances, be subject to information reporting and backup withholding with respect to certain payments to such U.S. holder, such as dividends paid by our company or the proceeds of a sale, exchange or other taxable disposition of Common Stock or ADSs, unless such U.S. holder (i) is an exempt recipient and demonstrates this fact when so required, or (ii) in the case of backup withholding, provides a correct taxpayer identification number, certifies that it is a U.S. person and that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.  Backup withholding is not an additional tax.  Any amount withheld under these rules will be creditable against a U.S. holder’s U.S. federal income tax liability, provided the requisite information is timely furnished to the IRS.

Recently enacted legislation requires certain U.S. holders to report information to the IRS with respect to their investment in certain “foreign financial assets” not held through a custodial account with a U.S. financial institution.  U.S. holders who fail to report required information could become subject to substantial penalties.  U.S. holders are encouraged to consult with their own tax advisors regarding the possible implications of this new legislation on their investment.

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file annual reports and submit other information to the United States Securities and Exchange Commission (the “SEC”). These materials, including this Form 20-F and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov/ that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Form 20-F reports and the other information submitted by us to the SEC may be accessed through this website.  Additionally, the documents concerning us, which are referred to in this annual report, may be inspected at our principal offices at Vitacura 2670, Twenty Third Floor, Santiago, Chile.

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

Qualitative Information About Market Risk

Interest Rate Sensitivity

The interest rate risk mainly results from our financing sources. The principal exposure is related to LIBOR variable interest rate indexed obligations.

As of December 31, 2012, we had a total CLP14,156 million in debt indexed to LIBOR (CLP51,998 million as of December 31, 2011). Consequently, as of December 31, 2012, our financing structure consisted (without taking into account the cross currency swaps effects) of approximately 6% (21% in 2011) of debt with variable interest rates, and 94% (79% in 2011) of debt with fixed interest rates. To manage the interest rate risk, we have an interest rate administration policy that seeks to reduce the volatility of financial expenses, and to maintain an ideal percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term debt, as well as derivative instruments such as cross-currency interest rate swaps.

As of December 31, 2012, after considering the effect of interest rates and currency swaps, 99% (98% in 2011) of our long-term debt had fixed interest rates. The terms and conditions of the Company’s obligations as of December 31, 2012, including exchange rates, interest rates, maturities and effective interest rates, are detailed in Note 27 to our audited financial statements included elsewhere in this annual report.

Commodity and Raw Material Price Sensitivity

The principal commodity price sensitivity faced by us relate to fluctuations in: 1) prices and supply of barley and malt, which we use for the production of beer, 2) prices of concentrates, sugar and plastic resin, which we use for the production and packaging of soft drinks, and 3) prices of bulk wine and grapes, which we use for the manufacturing of wine and spirits.

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

During 2012, we purchased 32,300 tons of malt (24,300 tons in 2011) and 48,396 tons of barley (43,889 tons in 2011). CCU Argentina acquires malt only from local producers. This raw material accounts for approximately 31% of the direct cost of beer. See “Item 4: Information on the Company – Business Overview – Our Beer Business – Our Beer Business in Chile – Raw Materials” and “Item 4: Information on the Company – Business Overview – Our Beer Business – Our Beer Business in Argentina – Raw Materials.”  We do not hedge these transactions.  Rather, we negotiate yearly contracts with malt suppliers.

Concentrates, sugar and plastic resin. The principal raw material used in the production of non-alcoholic beverages are concentrates, which are mainly acquired from licensees, sugar and plastic resin for the manufacturing of plastic bottles and containers. We generally purchase our sugar requirements from Empresas Iansa S.A., the sole producer of sugar in Chile, as well as from imports. Plastic resin is also imported. The Company is exposed to price fluctuation risks with regards to these raw materials, which jointly represent 56% of the direct cost of the non-alcoholic beverages. See “Item 4: Information on the Company – Business Overview – Our Soft Drinks and Mineral Water Business – Our Soft Drinks and Mineral Water Business in Chile – Raw Materials.”  We do not hedge these transactions.

Grapes and wine. The principal raw materials used by our wine subsidiary VSPT in the production of wine are its own harvested grape as well as purchased grapes and wine. VSPT obtains approximately 46% of the grapes used for export wines from its own vineyards, thereby reducing grape price volatility and ensuring quality consistency.  Approximately 92% of the wine or grape supply for the production of the wine sold in the domestic market is purchased from third parties.  During 2012, VSPT purchased 59.2% of the necessary grapes and wine on the basis of yearly contracts at fixed prices from third parties.  Spot transactions for wine are executed from time to time depending on additional wine needs.  During the last three years VSPT bought grapes and wine in Chile in the amount of CLP32,255 million, CLP38,705 million and CLP35,473 million, respectively.  See “Item 4: Information on the Company – Business Overview – Our Wine Business – Raw Materials.”

Exchange Rate Sensitivity

We are exposed to exchange rate risks resulting from: a) our net exposure of foreign currency assets and liabilities, b) exports sales, c) the purchase of raw material, products and capital investments effected in foreign currencies, or indexed to such currencies, and d) the net investment of subsidiaries in Argentina. Our greatest exchange rate risk exposure is the variation of the Chilean peso as compared to the US dollar, euro, sterling pound and Argentine peso.

As of December 31, 2012, total obligations amounted to CLP263,997 million (CLP258,969 million in 2011), excluding the deposits for return of bottles and containers and derivative financial liabilities, and obligations in financial institutions amounted to CLP251,279 million (CLP242,142 million in 2011). The total foreign currency obligations in Chile amounted to CLP37,010 million (CLP78,153 million in 2011), mostly denominated in U.S. dollars. Foreign currency obligations accruing variable interests (CLP14,156 million in 2012 and CLP51,998 million in 2011) represented 6% (21% in 2011) of obligations in financial institutions. In November 2012, the Company repaid a US$70 million loan which was hedged by currency and interest rate hedge agreements, covering such debts in fixed interest rate inflation-adjusted obligations in Chilean pesos. In addition, as of December 31, 2012 we maintained foreign currency assets of CLP35,306 million (CLP43,100 million in 2011) that mainly correspond to exports accounts receivable.

With respect to the operations of our Argentine subsidiaries, the liability net exposure in U.S. dollars and other currencies amounted to CLP4,794 million (CLP2,199 million in 2011). To protect the value of the foreign currency assets and liabilities net position of our Chilean operations, we enter into derivative agreements (currency forwards) to hedge against any variation in the Chilean peso as compared to other currencies.

As of December 31, 2012, our assets (liabilities) net exposure in foreign currencies, after the use of derivative instruments, amounted to CLP2,933 million (CLP1,789 million in 2011). Of our total sales, both in Chile and Argentina, 9% (9% in 2011) correspond to export sales made in foreign currencies, mainly U.S. dollars, euro, sterling pound, and of the total costs, 57% (60% in 2011) correspond to raw material and product purchases in foreign currencies, or are indexed to such currencies. We do not actively hedge the eventual variations in the expected cash flows from such transactions.

On the other hand, we are exposed to exchange rate movements related to the conversion from Argentine pesos to Chilean pesos in the income, assets and liabilities of our subsidiaries in Argentina. We do not actively hedge the risks related to the subsidiaries conversion, the effects of which are recorded in Equity. As of December 31, 2012, the net investment in Argentine subsidiaries amounted to CLP92,746 million (CLP98,742 million in 2011).

Quantitative Information About Market Risk

Interest Rate Sensitivity

Most of our debt is at a fixed interest rate, so it is not exposed to fluctuations in interest rates. As of December 31, 2012, our interest-bearing debt amounted to CLP263,997 million (see note 27 to the consolidated financial statements), 94% of which was fixed debt and 6% was variable-rate debt.

The following table summarizes debt obligations with interest rates by maturity date, the related weighted-average interest rates and fair values:

Interest - Bearing Debts as of December 31, 2012 (millions of CLP, except percentages)

Contractual Maturity Date
		2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
Interest bearing liabilities
Fixed rate
CLP	Bonos and Banks	9,834	72,824	4,511	3,242	19,134	80,814	190,359	199,052
	Interest rate	5.3%	3.1%	4.1%	4.0%	5.5%	4.7%	4.1%
US$		1,165						1,165	1,165
	Average interest rate	7.1%						7.1%
Argentine pesos		24,154	895	17,175	886	886	1,772	45,770	45,770
	Average interest rate	15.4%	15.0%	15.0%	15.0%	15.0%	15.0%	15.4%

Variable rate
US$		7,228			7,454			14,681	14,233
	Average interest rate	Libor + 1.19%

Non interest bearing liabilities
Derivate Contract
Cross Currency Swap:
Receive US$ at Libor + 1,36		2,019	150	166	6,576			8,910	8,910
Pay US$ at 3,6%		174	170	167	4,594
Pay EUR at 2,75%		2,050	78	77	1,897			4,102	4,102
Forwards		495						495	495

(1) A UF (Unidad de Fomento) is a daily indexed, peso-demonimated monetary unit. The UF is set daily in advance based on the previous month’s inflation rate.

(2) Bonds issued in the Chilean market.

Commodity Price Sensitivity

The major commodity price sensitivity faced by us relate to fluctuations in malt prices.

The following table summarizes information about our malt, barley, sugar and bulk wine inventories and futures contracts that are sensitive to changes in commodity prices, mainly malt prices.  For inventories, the table presents the carrying amount and fair value of the inventories and contracts as of December 31, 2012.  For these contracts the table presents the notional amount in tons, the weighted average contract price, and the total dollar contract amount by expected maturity date.

Commodity Price Sesitivity as of December 31, 2012

	Carrying Amount						Fair Value
On Balance Sheet Position
Malt inventory (millions of CLP)	9,617						9,917
Bulk wine inventory - raw material	30,540						28,468

		Expected Maturity					Fair Value
	2013	2014	2015	2016	2017	Thereafter
Purchase Contracts
Malt:
Fixed Purchase Volume (tons)	31,550	28,872	35,593	15,330
Weighted Average Price (US$ per ton)(*)	616	616	616	616
Contract Amount (thousands of US$)	19,441	17,791	21,932	9,446			70,754
Sugar:
Fixed Purchase Volume (tons)	65,250
Weighted Average Price (US$ per ton)(*)	700
Contract Amount (thousands of US$)	45,675						41,163
Grapes:
Fixed Purchase Volume (tons)	31,736	14,109	12,134	3,806	1,445	3,235
Weighted Average Price (CLP per liter)(*)	220	189	174	262	419	434
Contract Amount (thousands of CLP)	6,968	2,661	2,109	997	605	1,403	14,562
Wine:
Fixed Purchase Volume (tons)	9,780
Weighted Average Price (CLP per liter)(*)	277
Contract Amount (thousands of CLP)	2,712						2,689

As of December 31, 2012 we had malt purchase contracts for US$94.6 million, compared with US$118.4 million as of December 31, 2011.

Exchange Rate Sensitivity

The major exchange rate risk we face relates to fluctuations in th exchange rate of the Chilean peso against the U.S. dollar.

On November 23, 2007 we obtained, through our Cayman Islands branch of CCU, a bank loan from the Cayman Islands branch of BBVA, for a total US$70 million with a 5 year term maturating on November 23, 2012. This credit agreement has a variable interest rate of LIBOR + 0.27% in U.S. dollars. Interest payments are made on a semi-annual basis. To avoid the exchange and interest risks of this credit agreement, we entered into a cross-currency interest rate swap agreement for the total amount of this loan. As a consequence, we replaced the risk of LIBOR fluctuations for this credit agreement with a fixed rate of 2.75% in UF. Subsequently, BBVA ceded that contract to the Banco del Estado de Chile, according to a letter dated August 28, 2012 and notified to our Cayman Islands branch of CCU on October 1, 2012. On November 23, 2012, this loan was repaid.

A portion of our subsidiaries’ operating revenue and assets and liabilities are in currencies that differ from our functional currency. However, since some of their operating revenues and expenses are in the same currency, this can create a partial natural hedge. In the case of our subsidiary VSPT, short-term timing differences related to invoicing and cash collection will occasionally exist, which can generate currency exposure. We have entered into short-term US dollar currency forward contracts to mitigate this risk.

The following table summarizes our debt obligations, cash and cash equivalents, accounts receivable and derivative contracts in foreign currencies as of December 31, 2012 in millions of Chilean pesos, according to their maturity date, weighted-average interest rates and fair values:

Exchange Rate Sensitivity as of December 31, 2011
(millions of Ch$, except percentages and exchange rate)

Contractual Maturity Date
		2012	2013	2014	2015	2016	Thereafter	Total	Fair Value
Debt Obligations
Variable rate (US$)
Short and medium term		7,228	0	0	7,454	0	0	14,681	14,233
	Average int.rate	Libor + 1.19%						Libor + 1.19%
Fixed rate (US$)
Short term		1,165						1,165	1,165
	Interest rate	7.1%						7.1%
Fixed rate (Argentina $)
Short term		24,154	895	17,175	886	886	1,772	45,770	45,770
	Interest rate	15.4%	15.0%	15.0%	15.0%	15.0%	15.0%	15.4%

Cash and Cash
Equivalents
US$		975						975	975
Others		17,185						17,185	17,185
TOTAL		18,160						18,160	18,160

Accounts Receivables
US$		20,143						20,143	20,143
EUR		6,974						6,974	6,974
Others		48,853						48,853	48,853
TOTAL		75,969						75,969	75,969

Contractual Maturity Date
	Notional	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value
	amount
Derivate Contracts (in thousand of US$)
Receive US$		US$4,206	US$312	US$346	US$13,701
Pay US$		US$362	US$355	US$348	US$9,571
Pay EUR		US$4,271	US$162	US$160	US$3,953

(1) This debt takes into account US$ loans that are hedged through cross-currency interest rate swap agreements which convert the entire US$ debt to CLP debt (UF1,850,175).

ITEM 12: Description of Securities Other than Equity Securities

12.D.3. Depositary Fees and Charges

JP Morgan Chase Bank N.A. (JP Morgan) is the depositary of CCU shares in accordance with the amended  Deposit Agreement, dated September, 1992, as amended on December 3, 2012, entered into by and among CCU, Morgan Guaranty Trust Company of New York, currently JPMorgan, as depositary, and all owners from time to time of ADSs issued by CCU (“Deposit Agreement”).

Pursuant to the Deposit Agreement, holders of our ADSs may have to pay to JP Morgan, either directly or indirectly, fees or charges up to the amounts set forth in the table below.

Service	Fee
Issuance of ADSs	US$5 per each 100 ADSs issued
Cancellation of ADSs	US$5 per each 100 ADSs canceled

During each year, the Depositary will collect cash dividends fees which will be $0.02 per ADS per calendar year unless otherwise consented to the Company.

ADS holders will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as: stock transfer or other taxes and other governmental charges;  cable, telex and facsimile transmission and delivery charges incurred upon the transfer of securities; transfer or registration fees for the registration of transfers charged by the registrar and transfer agent; and expenses incurred for converting foreign currency into U.S. dollars.

12.D.4. Depositary Payments

In 2012, the following reimbursements were made by JPMorgan, pursuant to the corresponding tax retention, in connection with our ADR program:

Expenses	US$ in thousands amount (*)
Documents Edgard and filing	4.7
20F legal review	44.0
FASB fee	0.6
PCAOB fee	4.2
NYSE annual Fee	38.0
Teleconferencing	1.6
20F auditing fees	32.6
Conferences and Non-deal road show	51.4

Total	177.0

(*) includes 30% tax retention

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15: Controls and Procedures

(a) Controls and Procedures. The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2012. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2012.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting.  Our management, including our CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting and has assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2012 our internal control over financial reporting is effective.

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

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears herein.

(c) Attestation Report of the Registered Public Accounting Firm.  See page F-2 of our audited consolidated financial statements.

(d) Changes in Internal Control over Financial Reporting.  There has been no change in our internal control over financial reporting during 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(e) Whistle-blowing procedure. We have a whistle-blowing procedure which allows any employee of CCU, of its associates or any person, to communicate to a designated person questionable practices or activities that constitute a breach of accounting procedures, internal controls, audit matters and the Code of Business Conduct.

ITEM 16A: Audit Committee Financial Expert

In the Board of Directors meeting of April 18, 2012, after the election of a new board at the Shareholders´ meeting,  the Board of Directors appointed the following members to our Audit Committee: Messrs.Vittorio Corbo and Philippe Pasquet. Mr. Pasquet and Mr. Corbo meet the independence criteria contained in the Exchange Act and the NYSE Rules.

We do not have an audit committee financial expert serving on our Audit Committee, as such term is defined under Item 407 of Regulation S-K. We do not have an audit committee financial expert because we are not required to appoint one under Chilean law.

ITEM 16B: Code of Ethics

We have adopted a Code of Business Conduct that applies to all of our executive officers and employees.  Our Code of Business Conduct is available on our website at www.ccu.cl or www.ccuinvestor.com.  Our code of ethics was updated in August 2010 and no waivers, either explicit or implicit, of provisions of the code of ethics have been granted to the Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer.  The information on our website is not incorporated by reference into this document.

ITEM 16C: Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2011 and 2012:

	2011	2012
	(millions of CLP)	(millions of CLP )
Audit Fees	230	315
Audit-Related Fees	24	9
Tax Fees	0	0
All Other Fees	27	23
Total Fees	280	347

“Audit fees” in the above table are the aggregate fees billed by PricewaterhouseCoopers in connection with the review and audit of our semi-annual and annual consolidated financial statements, as well as the review of other fillings. “Audit-related fees” are the aggregate fees billed by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations relating to the review of the new system of consolidation of the financial statements.  “Tax fees” are fees billed by PricewaterhouseCoopers associated with the issuance of certificates for tax and legal compliance purposes. “All Other Fees” are mostly related to environmental matters in 2012.

Audit Committee Pre-Approval Policies and Procedures

Since July 2005, our audit committee pre-approves all audit and non-audit services provided by our independent auditor pursuant to Sarbanes-Oxley Act of 2002.

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

Under the amendment to the Chilean Corporations Act, in effect as of January 1, 2010, an open-stock corporation must have at least one independent director (out of a minimum of seven directors) when its market capitalization reaches or exceeds 1.5 million Unidades de Fomento (as of March 31, 2013 approximately CLP34,304 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares. In addition, the Chilean Corporation Act enumerates a number of relationships that preclude independence. Chilean law also establishes a number of principles of general applicability designed to avoid conflicts of interests and to establish standards for related party transactions.  Specifically, directors elected by a group or class of shareholders have the same duties to the company and to the other shareholders as the rest of the directors, and all transactions with the company in which a director has an interest must be in the interest of and for the benefit of the company, relative in price, terms and conditions to those prevailing in the market at the time of its approval and comply with the requirements and procedures set forth in Chapter XVI of the Chilean Corporation Act. See “Item 7: Major Shareholders and Related Party Transactions.”

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

Under Chilean law, the only board committee that is required is the directors committee (comité de directores), composed of three members, such committee having a direct responsibility to (a) review the company’s financial statements and the independent auditors’ report and issue an opinion on such financial statements and report prior to their submission for shareholders’ approval, (b) make recommendations to the board of directors with respect to the appointment of independent auditors and risk rating agencies, (c) review related party transactions, and issue a report on such transactions, (d) review the managers, principal executive officers’ and employees’ compensation policies and plans and (e) to prepare an annual report of the performance of its duties, including the principal recommendations to shareholders; (f) advise the board of directors as to the suitability of retaining non-audit services from its external auditors, if the nature of such services could impair their independence; and (g) perform other duties as defined by the company’s bylaws, by the general shareholders’ meeting or by the board. Requirements to be deemed an independent director are set forth in “Item 6: Directors, Senior Management and Employees. Board Practices - Directors Committee.

Pursuant to NYSE Rule 303A.06, we must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005. In the meeting held on February 3, 2010, our board of directors agreed to increase from three to four the number of members of the audit committee, and to appoint Mr. Philippe Pasquet as the fourth member. At the Board of Directors meeting of April 10, 2013, following the election of a new board at the Shareholders´ meeting, the Board of Directors appointed the following Directors to our Audit Committee: Vittorio Corbo and Philippe Pasquet. Mr. Pasquet and Mr. Corbo meet the independence criteria under the Exchange Act and under the NYSE Rules. The Board of Directors also resolved that directors Mr. Jorge Luis Ramos and Mr. Francisco Pérez shall participate in our audit committee´s meetings as observers.

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

Corporate Governance Guidelines.  The NYSE listing standards provide that listed companies must adopt and disclose corporate governance guidelines with regard to (a) director qualifications standards; (b) director responsibilities; (c) director access to management and independent advisors; (d) director compensation; (e) director orientation and continuing education; (f) management succession; and (g) annual performance evaluations of the board.

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

We have adopted a code of business conduct that applies generally to all of our executive officers and employees.  A copy of the code of business conduct, as amended, is available on our website at www.ccu.cl or www.ccuinvestor.com.  The information on our website is not incorporated by reference into this document.

Manual of Information of Interest to the Market.  In 2008, the SVS promulgated new rules which require public companies to adopt a manual regarding disclosure of information of interest to the market, board members and executives shares transactions and black out periods for such transactions.  This manual applies to our directors, the directors of our subsidiaries, our executive officers, some of our employees which may be in possession of confidential, reserved or privileged information of interest, and to our advisors.  The manual took effect on June 1, 2008.  A copy of the manual regarding disclosure of information of interest to the market, as amended on March 18, 2010, is available in our website at www.ccu.cl or www.ccuinvestor.com.  The information on our website is not incorporated by reference into this document.

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

Certification Requirements. Under NYSE listing standards, Section 303A.12(a) provides that each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, and Section 303A.12(b) provides that each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A.

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

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

CCU - Management’s Report on Internal Controls over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal controls over financial reporting and has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2012, our internal control over financial reporting is effective.

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

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears herein.

There has been no change in our internal control over financial reporting during 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

By:	/s/ Patricio Jottar
Chief Executive Officer

/s/ Ricardo Reyes
Chief Financial Officer

Dated:  February 1, 2013

Distribution:

Investor Relation Manager

PricewaterhouseCoopers

Chief Financial Officer

Legal Affairs Manager

COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(Figures expressed in thousands of Chilean pesos)

As of and for the year ended December 31, 2012

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Shareholders of Compañía Cervecerías Unidas S.A.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, consolidated statement of comprehensive income, statement of changes in equity and consolidated statement of cash flows present fairly, in all material respects, the financial position of Compañía Cervecerías Unidas S.A. and its subsidiaries at December 31, 2012 and 2011 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

INDEX

INDEX		4
CONSOLIDATED STATEMENT OF FINANCIAL POSITION		6
CONSOLIDATED STATEMENT OF INCOME		8
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME		9
STATEMENT OF CHANGES IN EQUITY		10
CONSOLIDATED STATEMENT OF CASH FLOW		11
NOTE 1 GENERAL INFORMATION		12
NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES		17

2.1	Basis of preparation	17
2.2	Basis of consolidation	18
2.3	Financial information as per operating segments	19
2.4	Foreign currency and unidad de fomento (Adjustable unit)	19
2.5	Cash and cash equivalents	20
2.6	Financial instruments	21
2.7	Financial asset impairment	22
2.8	Inventories	23
2.9	Other non-financial assets	23
2.10	Property, plant and equipment	23
2.11	Leases	24
2.12	Investment property	24
2.13	Biological assets	24
2.14	Intangible assets other than goodwill	25
2.15	Goodwill	25
2.16	Impairment of non-current assets other than goodwill	25
2.17	Assets of a disposal group held for sale	26
2.18	Income tax and deferred taxes	26
2.19	Employees benefits	26
2.20	Provisions	27
2.21	Revenue recognition	27
2.22	Commercial agreements with distributors and supermarket chains	28
2.23	Cost of sales of products	28
2.24	Other expenses by function	28
2.25	Distribution expenses	28
2.26	Administration expenses	28
2.27	Environment liabilities	28
2.28	Adjustments to prior year financial statements	28

NOTE 3 ESTIMATES AND APPLICATION OF PROFESSIONAL JUDGMENT		32
NOTE 4 ACCOUNTING CHANGES		32
NOTE 5 RISK ADMINISTRATION		33
NOTE 6 FINANCIAL INSTRUMENTS		39
NOTE 7 FINANCIAL INFORMATION AS PER OPERATING SEGMENTS		45
NOTE 8 BUSINESS COMBINATIONS		51
NOTE 9 NET SALES		52
NOTE 10 NATURE OF COSTS AND EXPENSES		52
NOTE 11 FINANCIAL RESULTS		53

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS	Notes	As of December 31, 2012	As of December 31, 2011
		ThCh$	ThCh$
Current assets
Cash and cash equivalent	14	102,337,275	178,065,758
Other financial assets	6	1,380,474	3,943,959
Other non-financial assets	18	16,376,293	10,098,360
Accounts receivable-trade and other receivables	15	204,570,870	193,065,252
Accounts receivable from related companies	16	9,611,990	9,895,877
Inventories	17	141,910,972	128,535,184
Taxes receivables	26	19,287,830	17,277,288
Total current assets different from assets of disposal group held for sale		495,475,704	540,881,678
Assets of disposal group held for sale	24	412,332	509,675
Total assets of disposal group held for sale		412,332	509,675
Total current assets		495,888,036	541,391,353

Non-current assets
Other financial assets	6	65,541	194,669
Other non-financial assets	18	23,239,482	2,996,836
Accounts receivable from related companies	16	414,115	418,922
Investment accounted by equity method	19	17,326,391	17,518,920
Intangible assets other than goodwill	20	58,669,967	60,001,652
Goodwill	21	70,055,369	73,816,817
Property, plant and equipment (net)	22	612,328,661	556,949,110
Biological assets	25	18,105,213	18,320,548
Investment property	23	6,560,046	7,720,575
Deferred tax assets	26	23,794,919	19,035,108
Total non-current assets		830,559,704	756,973,157
Total Assets		1,326,447,740	1,298,364,510

Compañía Cervecerías Unidas S.A. Consolidated Statement of Financial Position (Liabilities and Equity) (Figures expressed in thousands of Chlilean Pesos)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY	Notes	As of December 31, 2012	As of December 31, 2011
LIABILITIES		ThCh$	ThCh$
Current liabilities
Other financial liabilities	27	54,874,267	88,013,769
Accounts payable-trade and other payables	28	165,392,448	166,203,620
Accounts payable- to related companies	16	8,013,545	7,985,452
Other short-term provisions	29	401,849	1,169,126
Tax liabilities	26	7,096,722	16,810,273
Employee benefits provisons	31	15,901,531	13,906,409
Other non-financial liabilities	30	62,849,254	68,463,924
Total current liabilities		314,529,616	362,552,573
Non-current liabilities
Other financial liabilities	27	209,122,735	170,955,440
Others accounts payable	28	724,930	-
Accounts payable to related companies	16	2,391,810	2,484,790
Other long-term provisions	29	1,493,280	1,915,313
Deferred tax liabilities	26	74,495,941	60,147,021
Employee benefits provisions	31	13,171,142	15,523,711
Total non-current liabilities		301,399,838	251,026,275
Total liabilities		615,929,454	613,578,848

EQUITY
Equity attributable to equity holders of the parent	33
Paid-in capital		231,019,592	231,019,592
Other reserves		(48,146,228)	(35,173,607)
Retained earnings		430,346,315	373,129,952
Subtotal equity attributable to equity holders of the parent		613,219,679	568,975,937
Non-controlling interests	32	97,298,607	115,809,725
Total Shareholders' Equity		710,518,286	684,785,662
Total Liabilities and Shareholders' Equity		1,326,447,740	1,298,364,510

Compañía Cervecerías Unidas S.A. Consolidated Statement of Financial Position (Liabilities and Equity) (Figures expressed in thousands of Chlilean Pesos)

CONSOLIDATED STATEMENT OF INCOME

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2012	2011	2010
		ThCh$	ThCh$	ThCh$
Net sales	9	1,075,689,894	969,550,671	838,258,327
Cost of sales	10	(493,087,247)	(447,861,535)	(381,544,760)
Gross margin		582,602,647	521,689,136	456,713,567
Other income by function	12	5,584,572	21,312,287	2,432,003
Distribution costs	10	(186,588,731)	(150,071,122)	(129,079,325)
Administrative expenses	10	(85,387,566)	(77,097,849)	(64,048,036)
Other expenses by function	10	(135,022,711)	(123,014,899)	(108,918,571)
Other gains (losses)	13	(4,478,021)	3,010,058	6,136,250
Gains (losses) from operational activities		176,710,190	195,827,611	163,235,888
Financial income	11	7,692,672	7,086,555	2,383,007
Financial costs	11	(17,054,879)	(14,410,911)	(10,668,587)
Equity and income from joint ventures	19	(177,107)	(698,253)	(683,652)
Foreign currency exchange differences	11	(1,002,839)	(1,078,604)	(1,400,700)
Result as per adjustment units	11	(5,057,807)	(6,728,451)	(5,075,841)
Income before taxes		161,110,230	179,997,947	147,790,115
Income taxes	26	(37,133,330)	(45,195,746)	(27,853,445)
Income from contining activities		123,976,900	134,802,201	119,936,670

Net income attributable to:
Equity holders of the parent		114,432,733	122,751,594	110,699,515
Non-controlling interests	32	9,544,167	12,050,607	9,237,155
Net income of year		123,976,900	134,802,201	119,936,670
Net income per share (Chilean pesos) from:
Continuing operations		359.28	385.40	347.56
Discontinued operations		-	-	-
Diluted earnings per share (Chilean pesos) from:
Continuing operations		359.28	385.40	347.56
Discontinued operations		-	-	-

Compañía Cervecerías Unidas S.A. Consolidated Statement of Comprehensive Income (Figures expressed in thousands of Chlilean Pesos)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the years ended December 31,
		2012	2011	2010
		ThCh$	ThCh$	ThCh$
Net Income		123,976,900	134,802,201	119,936,670
Other income and expenses charged or credited againts equity
Cash flow hedges	33	(826,120)	(239,524)	(429,445)
Exchange differences of foreign subsidiaries	33	(21,230,019)	2,372,063	(11,900,089)
Income tax related to other income components and expense charged or credited against equity	33	189,525	42,580	79,447
Total other comprehensive income and expense		(21,866,614)	2,175,119	(12,250,087)
Comprehensive income		102,110,286	136,977,320	107,686,583
Comprehensive income originated by:
Equity holders of the parent (1)		94,212,054	124,757,085	99,349,765
Non-controlling interests		7,898,232	12,220,235	8,336,818
Comprehensive income		102,110,286	136,977,320	107,686,583
(1) Corresponds to the income (loss) for the year where no income or expenses have been recorded directly against shareholders´s equity.

Compañía Cervecerías Unidas S.A. Consolidated Statement of Changes in Equity (Figures expressed in thousands of Chlilean Pesos)

STATEMENT OF CHANGES IN EQUITY

STATEMENT OF CHANGES IN EQUITY	Paid-in Capital		Other Reserves			Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interest	Total Shareholder's Equity
	Common Stock	Shares premium	Currency translation difference	Hedge reserves	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2010	215,540,419	15,479,173	(16,172,158)	962,144	(9,984,431)	256,404,398	462,229,545	110,976,972	573,206,517
Changes
Interim dividends (1)	-	-	-	-	-	(18,473,167)	(18,473,167)	-	(18,473,167)
Interim dividends according to policy (2)	-	-	-	-	-	(36,876,591)	(36,876,591)	-	(36,876,591)
Other increases (decreases) in Equity	-	-	-	-	(575,033)	-	(575,033)	(9,894,722)	(10,469,755)
Comprehensive income and expense	-	-	(10,999,752)	(349,998)	-	110,699,515	99,349,765	8,336,818	107,686,583
Total changes in equity	-	-	(10,999,752)	(349,998)	(575,033)	55,349,757	43,424,974	(1,557,904)	41,867,070
AS OF DECEMBER 31, 2010	215,540,419	15,479,173	(27,171,910)	612,146	(10,559,464)	311,754,155	505,654,519	109,419,068	615,073,587
Balance as of January 1, 2011	215,540,419	15,479,173	(27,171,910)	612,146	(10,559,464)	311,754,155	505,654,519	109,419,068	615,073,587
Changes
Interim dividends (1)	-	-	-	-	-	(19,428,675)	(19,428,675)	-	(19,428,675)
Interim dividends according to policy (2)	-	-	-	-	-	(41,947,122)	(41,947,122)	-	(41,947,122)
Effect of business combination	-	-	-	-	-	-	-	4,382,116	4,382,116
Other increases (decreases) in Equity	-	-	-	-	(59,870)	-	(59,870)	(10,211,694)	(10,271,564)
Comprehensive income and expense	-	-	2,133,205	(127,714)	-	122,751,594	124,757,085	12,220,235	136,977,320
Total changes in equity	-	-	2,133,205	(127,714)	(59,870)	61,375,797	63,321,418	6,390,657	69,712,075
AS OF DECEMBER 31, 2011	215,540,419	15,479,173	(25,038,705)	484,432	(10,619,334)	373,129,952	568,975,937	115,809,725	684,785,662
Balance as of January 1, 2012	215,540,419	15,479,173	(25,038,705)	484,432	(10,619,334)	373,129,952	568,975,937	115,809,725	684,785,662
Changes
Interim dividends (1)	-	-	-	-	-	(20,065,681)	(20,065,681)	-	(20,065,681)
Interim dividends according policy(2)	-	-	-	-	-	(37,150,689)	(37,150,689)	-	(37,150,689)
Increase (Decrease) through changes in ownership interests in subsidiaries that do not result in loss of control (3)	-	-	-	-	7,248,058	-	7,248,058	(19,706,470)	(12,458,412)
Other increases (decreases) in Equity	-	-	-	-	-	-	-	(6,702,880)	(6,702,880)
Comprehensive income and expense	-	-	(19,637,257)	(583,422)	-	114,432,733	94,212,054	7,898,232	102,110,286
Total changes in equity	-	-	(19,637,257)	(583,422)	7,248,058	57,216,363	44,243,742	(18,511,118)	25,732,624
AS OF DECEMBER 31, 2012	215,540,419	15,479,173	(44,675,962)	(98,990)	(3,371,276)	430,346,315	613,219,679	97,298,607	710,518,286

(1) Related to declared dividends at December 31 of each year and paid during January of the following year, as agreed by the Board of Directors.
(2) Related to CCU's policy to distribute a minimun dividend of at least 50% of the income (Note 33).

(3) In 2012, the Company acquired additional interests in Viña San Pedro Tarapaca S.A. with a carrying value of ThCh$ 19,769,957 for ThCh$ 12,521,899 resulting in an increase to other reserves of ThCh$ 7,248,048 (Note 1 (4)).

Compañía Cervecerías Unidas S.A. Consolidated Statement of Cash Flow (Figures expressed in thousands of Chlilean Pesos)

CONSOLIDATED STATEMENT OF CASH FLOW

CONSOLIDATED STATEMENT OF CASH FLOW	Note	For the years ended December 31,
		2012	2011	2010
		ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operational activities
Collection classes:
Proceeds from goods sold and services rendered		1,269,625,648	1,099,010,317	1,112,415,825
Other proceeds from operating activities		16,627,977	20,524,955	21,054,319
Types of payments:
Payments of operating activities		(804,986,368)	(671,823,189)	(743,944,406)
Payments of salaries		(126,605,495)	(104,241,713)	(88,440,973)
Other payments for operating activities		(174,403,470)	(147,127,916)	(130,999,012)
Dividends received		37,834	31,028	40,906
Interest paid		(15,257,385)	(12,022,016)	(9,214,835)
Interest received		8,318,557	6,748,317	1,056,066
Income tax reimbursed (paid)		(32,838,120)	(32,307,744)	(19,717,919)
Other cash movements	14	(1,647,431)	8,936,842	18,165,033
Net cash flows from (used in) operational activities		138,844,747	167,728,881	160,415,004

Cash flows from (used in) investing activities
Cash flows used for control of subsidiaries or other businesses	14	(19,521,964)	(3,257,272)	(10,646,456)
Cash flow used in the acquisition of associates	1	-	(2,456,489)	-
Proceeds from sale of property, plant and equipment		3,194,691	931,714	11,162,012
Acquisition of property, plant and equipment		(115,767,787)	(77,846,927)	(64,396,164)
Acquisition of Intangibles		(1,986,089)	-	-
Others cash movements	14	(259,227)	6,389,344	(1,467,752)
Net cash flows from (used in) investing activities		(134,340,376)	(76,239,630)	(65,348,360)

Cash flows from (used in) financing activities
Payments for changes in ownership interests in subsidiaries	14	(12,521,899)	-	-
Proceeds from long-term loans		37,606,666	6,680,256	-
Proceeds from short-term loans		28,550,700	17,963,056	8,570,740
Total amount from loans		66,157,366	24,643,312	8,570,740
Loan from related entities		-	2,722,942	-
Loan payments		(62,424,910)	(6,024,782)	(7,038,439)
Payments of finance lease liabilities		(1,572,959)	(1,520,235)	(1,476,189)
Repayments of loan to related entities		(142,569)	(7,169,295)	(3,341,762)
Dividends paid		(66,117,348)	(62,793,418)	(73,477,408)
Others cash movements	14	(3,544,966)	(15,096,775)	(3,707,315)
Net cash flows from (used in) financing activities		(80,167,285)	(65,238,251)	(80,470,373)

Net Increase (Decrease) in cash and cash equivalents, before the effect of changes in exchange rate		(75,662,914)	26,251,000	14,596,270
Effects of changes in exchange rates on cash and cash equivalents		(65,569)	157,506	(292,687)

Cash and cash equivalents, initial balance		178,065,758	151,657,252	137,353,669
Cash and cash equivalents, final balance	14	102,337,275	178,065,758	151,657,252

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 1 General Information

Compañía Cervecerías Unidas S.A. (CCU, or the Company or the Parent Company) was incorporated in Chile as an open stock company, and it is registered in the Securities Record of the Superintendencia de Valores y Seguros de Chile (Local Superintendence of Equity Securities, SVS) under Nº 0007, consequently, the Company is subject to Regulation by the SVS. The Company’s shares are quoted in Chile on the Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and it quotes its American Depositary Shares (ADS) on the New York Stock Exchange (NYSE). There was an amendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs. According to this Amendment, there was an ADS ratio change from 1 ADS to 5 common shares to a new ratio of 1 ADS to 2 common shares. There was no change to CCU's underlying ordinary shares. This action was effective on December 20, 2012; the date against which shareholders' ownership was measured for the action was December 14, 2012. Existing ADRs continued to be valid with the amended number of shares and were not exchanged for new ADRs.

Through its subsidiaries, CCU produces, bottles, sells and distributes beverages. It is a multi-category company that participates in businesses such as beer, wine, spirits, cider and non-alcoholic beverages, such as soft drinks, juices and waters. In the beer business it participates in the Chilean and Argentine markets, as well as in the wine business, where it exports to over 86 countries. Argentina is also involved in the business of cider and in Uruguay in the waters and soft drinks business. In the rest of the businesses the Company participates only in the Chilean market. Additionally, through the joint business Foods Compañía de Alimentos CCU S.A. (Foods) it participates in the ready-to-eat market. CCU, either directly or through its subsidiaries, sells goods or provides services to other business units such as plastic bottles and caps, shared services management, logistics, distribution of finished products and marketing services.

The Company is the largest producer, bottler and distributor of beer in Chile. CCU’s beer production and distribution includes a wide range of brands in the super premium, premium, mainstream as well as popular-priced segments, which are marketed under seven proprietary brands (or brand extensions) principally Cristal, Escudo and Royal Guard. The primary brand distributed and/or produced under license is Heineken. Beer manufacturing in Chile is carried out at our Santiago, Temuco and Valdivia plants.

The Company is the second largest beer producer in the Argentine market, with three production facilities in the cities of Salta, Santa Fé and Luján. In Argentina the Company produces and/or distributes Heineken and Budweiser beer under license, as well as proprietary brands, such as Salta, Santa Fé, Schneider, Imperial and Palermo, among others. The Company also imports and distributes, among others, beers Negra Modelo, Corona, Guinness and Paulaner. In addition, in November 2012, the Company, through the subsidiary CICSA in Argentina, entered the business of distribution of Heineken beer in Paraguay.

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

The Company, through its subsidiary Embotelladora Chilenas Unidas S.A. (“ECUSA”) is one of the largest non-alcoholic beverage producers in Chile, including soft drinks, mineral and purified water, juices, teas and sports and energy drinks. It is bottler and distributor in Chile of its proprietary brands and of brands produced under license. The proprietary brands include soft drinks Bilz and Pap; water Cachantún and Porvenir, which are operated by our subsidiary Aguas CCU-Nestlé Chile S.A. and Manantial operated by our subsidiary Manantial S.A. License agreements include PepsiCo (Pepsi, Seven Up, Lipton Tea and Gatorade), Schweppes Holding Limited (Orange Crush and Canada Dry), Nestlé S.A. (Nestlé Pure Life and Perrier) and Promarca (Watts). The Company’s soft drink, purified water, juice and nectar products are produced at our facilities located in Santiago and Antofagasta; its mineral waters are bottled at our plants in the central region of the country in Coinco and Casablanca.

The Company, through its subsidiary Compañía Pisquera de Chile S.A. (“CPCh”), is one of the largest pisco producers in Chile, and also participates in the rum and ready-to-drink cocktail businesses. Company-owned brands include Control C, Mistral and Campanario in pisco and Sierra Morena in rum.  CPCh also sells and distributes Bauzá and Pernod Ricard’s products including the brands Pisco Bauzá and Havana Club, Chivas Regal and Absolut Vodka, respectively.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

The detail of the described licenses appears below:

Main brands under license
Licenses	Validity Date
Watt's rigid packaging, except carton	Indefinite
Pisco Bauzá	Indefinite
Budweiser for Argentina and Uruguay	December 2025
Heineken for Chile and Argentina (1)	10 years renewable
Heineken for Paraguay (2)	November 2022
Pepsi, Seven Up and Té Lipton	March 2020
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda)	December 2018
Budweiser for Chile	December 2015
Austral	September 2015
Gatorade (3)	March 2015
Negra Modelo and Corona for Argentina	December 2014
Nestlé Pure Life (4)	December 2017

(1) License for 10 years, renewable every year, for a period of 10 years automatically, under identical conditions (Rolling Contract), unless notice of non-renewal.
(2) License 10 years, renewable automatically, under identical conditions, for a period of 5 years, unless notice of non-renewal.
(3) Renewable License for 2 or 3 year period, subject to compliance with contractual conditions.
(4) Renewable License for periods of five years, subject to compliance with contractual conditions.

The Company’s address and main office is located in Santiago, Chile, at Avenida Vitacura Nº 2670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

As of December 31, 2012 the Company had a total 6,480 employees according to the following detail:

	Number of employees
	Parent Company	Consolidated
Main Executives	78	258
Professionals and Techniciens	287	1,694
Workers	54	4,528
Total	419	6,480

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 66.1% of the Company’ outstanding shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile Limitada, a company controlled by Heineken Americas B.V, each with a 50% equity participation.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

The consolidated financial statements include the following direct and indirect significant subsidiaries where the percentage of participation represents the economic interests at the consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of December 31, 2012			As of December 31, 2011
				Direct	Indirect	Total	Total
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean peso	99.7500	0.2499	99.9999	99.9999
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean peso	96.8291	3.1124	99.9415	99.9415
Cía. Cervecerías Unidas Argentina S.A.(1)	0-E	Argentina	Argentinean peso	-	99.9907	99.9907	99.9907
Viña San Pedro Tarapacá S.A. (2)	91,041,000-8	Chile	Chilean peso	-	60.4321	60.4321	49.9917
Compañía Pisquera de Chile S.A. (3)	99,586,280-8	Chile	Chilean peso	46.0000	34.0000	80.0000	80.0000
Transportes CCU Limitada	79,862,750-3	Chile	Chilean peso	98.0000	2.0000	100.0000	100.0000
CCU Investments Limited	0-E	Islas Cayman	Chilean peso	99.9999	0.0001	100.0000	100.0000
Inversiones INVEX DOS CCU Limitada	76,126,311-0	Chile	Chilean peso	99.0000	0.9997	99.9997	-
CRECCU S.A.	76,041,227-9	Chile	Chilean peso	99.9602	0.0398	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean peso	90.9100	9.0866	99.9966	99.9966
Southern Breweries Establishment	0-E	Vaduz-Liechtenstein	Chilean peso	50.0000	49.9950	99.9950	99.9950
Comercial CCU S.A.	99,554,560-8	Chile	Chilean peso	50.0000	49.9862	99.9862	99.9862
CCU Inversiones S.A. (4)	76,593,550-4	Chile	Chilean peso	98.8396	1.1328	99.9724	99.9724
Millahue S.A.	91,022,000-4	Chile	Chilean peso	99.9621	-	99.9621	99.9621
Aguas CCU-Nestlé Chile S.A. (5)	76,003,431-2	Chile	Chilean peso	-	50.0707	50.0707	50.0707
Compañía Cervecera Kunstmann S.A.	96,981,310-6	Chile	Chilean peso	50.0007	-	50.0007	50.0007

In addition to the table presented above, below are the percentages of participation with voting rights, in each of the subsidiaries as of December 31, 2012 and 2011, respectively. Each shareholder has one vote per share which he owns or represents. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation via subsidiary.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of December 31, 2012	As of December 31, 2011
				%	%
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean peso	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean peso	99.9426	99.9426
Cía. Cervecerías Unidas Argentina S.A.(1)	0-E	Argentina	Argentinean peso	100.0000	100.0000
Viña San Pedro Tarapacá S.A. (2)	91,041,000-8	Chile	Chilean peso	60.4488	50.0058
Compañía Pisquera de Chile S.A. (3)	99,586,280-8	Chile	Chilean peso	80.0000	80.0000
Transportes CCU Limitada	79,862,750-3	Chile	Chilean peso	100.0000	100.0000
CCU Investments Limited	0-E	Islas Cayman	Chilean peso	100.0000	100.0000
Inversiones INVEX DOS CCU Limitada	76,126,311-0	Chile	Chilean peso	100.0000	-
CRECCU S.A.	76,041,227-9	Chile	Chilean peso	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean peso	100.0000	100.0000
Southern Breweries Establishment	0-E	Vaduz-Liechtenstein	Chilean peso	100.0000	100.0000
Comercial CCU S.A.	99,554,560-8	Chile	Chilean peso	100.0000	100.0000
CCU Inversiones S.A. (4)	76,593,550-4	Chile	Chilean peso	99.9729	99.9729
Millahue S.A.	91,022,000-4	Chile	Chilean peso	99.9621	99.9621
Aguas CCU-Nestlé Chile S.A. (5)	76,003,431-2	Chile	Chilean peso	50.1000	50.1000
Compañía Cervecera Kunstmann S.A.	96,981,310-6	Chile	Chilean peso	50.0007	50.0007

As explained in Note 18, the Company acquired 100% of shares of Marzurel S.A., Milotur S.A. and Coralina S.A., which are Uruguayan companies and develop the mineral waters and soft drinks business in that country.

As explained in Note 4, during 2012, the Company has adopted the early application of International Financial Reporting Standards (IFRS) Nº 11 Joint Arrangements, for which the investments held in joint arrangements in Promarca S.A. and Compañía Pisquera Bauzá S.A., with a participation of 50% and 49%, respectively, changed from the equity method accounting to accounting for assets and liabilities in respect of its interest in a joint operation. At the beginning of the earliest year presented (i.e, January 1, 2010), the Company derecognized the investment that was previously accounted for using the equity method and any other items that formed part of the entity’s net investment in the arrangement and recognized its share of each of the assets and the liabilities in respect of its interest in the joint operation. (See note 2.28b)

Below we briefly describe the companies that qualify as joint operations:

(a)    Promarca S.A.

Promarca S.A. is a closed stock company with its main activity being the acquisition, development and administration of trademarks and their corresponding licenses to their operators.

As per an agreement between New Ecusa S.A. (as a subsidiary of the Company) and Watt's S.A. dated December 22, 2006, a clause was agreed establishing that if the products manufactured with the trademarks acquired increase their percentage of income during a three year term, New Ecusa S.A. shall pay an additional price for the rights of the acquired trademarks. Having been verified the above condition, at December 31, 2009 payment was made in January 2010 for an amount of ThCh$ 1,513,922.

At December 31, 2012, Promarca S.A. recorded a profit of ThCh$ 3,976,944 (ThCh$ 3,535,127 in 2011 and ThCh$ 3,299,547 in 2010), which in accordance with the Company´s policies is 100% distributable.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

(b)     Compañía Pisquera Bauzá S.A.

On December 2, 2011, the subsidiary Compañía Pisquera de Chile S.A. (CPCh) signed a license agreement for the commercialization and distribution of the pisco brand Bauzá in Chile. In addition, this transaction included the acquisition by CPCh of 49% of Compañía Pisquera Bauzá S.A. (CPB), owner of the brand Bauzá in Chile. The family Bauzá owns 51% of that company and all of its productive assets, thereby continuing the link to the production of pisco Bauzá maintaining its quality, origin and premium character. The total cost of this transaction as of December 31, 2011, was ThCh$ 4,721,741 and the total disbursement was ThCh$ 2,456,489.

At December 31, 2012, CPB recorded a profit of ThCh$ 85,140, which in accordance with the Company´s policies is 100% distributable.

The companies mentioned above meet the conditions stipulated in IFRS 11 to be considered "joint operations", as the primary assets in both entities are trademarks, the contractual arrangements establishes that the  parties to the joint arrangement share all interests in the assets relating to the arrangement in a specified proportion and their income is 100% royalty charged to the joint operators from the sale of products using these trademarks.

The main movements in the ownership of the subsidiaries included in these financial statements are as follows:

(1) Compañía Cervecerías Unidas Argentina S.A. (CCU Argentina)

As explained in Note 8, on December 27, 2010, the subsidiary Compañía Industrial Cervecera S.A. (CICSA), entered in the cider business by acquiring control of the companies Doña Aída S.A. and Don Enrique Pedro S.A. which also own the productive and trading companies Sáenz Briones & Cía. S.A.I.C. and C. and Sidra La Victoria S.A. Subsequently, on April 6 and September 20, 2011, CICSA acquired the remaining shares of these companies and as a consequence became 100% owner of both subsidiaries. During December 2011, CICSA sold 5% of Doña Aída S.A. y Don Enrique Pedro S.A. to CCU Argentina.

On December 20, 2010, the Company, through its subsidiary Inversiones Invex CCU Limitada, acquired the 4.0353% interest Anheuser-Busch Investments, S.L. had in the subsidiary CCU Argentina, As a consequence the Company became 100% owner of the before mentioned subsidiaries. During March 2011, Inversiones Invex CCU Limitada sold 5% of CCU Argentina to Inversiones Invex Dos CCU Limitada.

(2)Viña Valles de Chile S.A.

As explained in Note 19, on December 29, 2011, we concluded the division of the joint venture Viña Valles de Chile S.A. (VDC) through a stock swap contract. As a result of this division, the net assets of Viña Leyda remained in VDC, later became a subsidiary of Viña San Pedro Tarapacá S.A. with a percentage of direct and indirect participation of a 100%.

(3) Compañía Pisquera de Chile S.A.

On December 2, 2011, the subsidiary Compañía Pisquera de Chile S.A. (CPCh) signed a license agreement for the commercialization and distribution of the pisco brand Bauzá in Chile. In this transaction CPCh acquired 49% of the licensor society Compañía Pisquera Bauzá S.A., owner of the brand Bauzá in Chile.

(4) CCU Inversiones S.A.

In September and November, 2012, the Company, through its subsidiary CCU Inversiones S.A., acquired an additional 10.443% interest in Viña San Pedro Tarapacá S.A. for ThCh$ 12,521,899 increasing its ownership interest to 60.4488%. As the Company has control of this subsidiary, the difference of ThCh$ 7,248,058 generated between the purchase price and carrying value of the non-controlling interest was recorded under the item Other reserves in Equity.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

(5) Aguas CCU-Nestlé S.A.

As explained in Note 18, on December 24, 2012, the Company, through the subsidiary Aguas CCU-Nestlé S.A., acquired 51% of shares of Manantial S.A. for ThCh$ 10,017,478. Manantial S.A. is a Chilean company that specializes in purified water in bottles for  home and office, use through dispensers referred to internationally as HOD (Home and Office Delivery).

Note 2  Summary of significant accounting policies

 Significant accounting policies adopted for the preparation of these consolidated financial statements are described below:

2.1         Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB), which have been applied uniformly to all periods presented.

The consolidated financial statements cover the following periods: Statement of Financial Position as of December 31, 2012 and 2011, Statement of changes in Equity, Statement of Income, Statement of Comprehensive Income and Statement of Cash Flow for the years ended December 31, 2012, 2011 and 2010.

As explained in Note 2.28, reclassifications to the Consolidated Financial Statements of December 31, 2011 and 2010 have been made.

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

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires that management uses its professional judgment in the process of applying the Company’s accounting policies. See Note 3 for disclosure of significant accounting estimates and judgments.

At the date of issuance of these consolidated financial statements the following Amendments, Improvements and Interpretations to existing IFRS standards have been published and the Company has adopted and implemented as appropriate during the financial year 2012:

New Standard Improvements and Amendments		Mandatory for years beginning in:
Amendment IAS 12	Deferred tax	January 1, 2012
Amendment IAS 1	Presentation of Financial Statements	July 1, 2012

The adoption of these standards had no significant impact on the consolidated financial statements.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

At the date of issuance of these consolidated financial statements the following IFRS Amendments, Improvements and Interpretations to the existing standards have been published, which are not yet effective and the Company has not adopted earlier application:

New Standard Improvements and Amendments		Mandatory for years beginning in:
Amendment IFRS 7	Disclosures - Offsetting Financial Assets and Financial Liabilities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
Amendment IAS 19	Employee Benefits	January 1, 2013
Amendment IAS 32	Offsetting Financial Assets and Financial Liabilities	January 1, 2014
IFRS 9	Financial instruments: Classification and Measurement	January 1, 2015

The Company estimates that the adoption of the Standards, Amendments and Interpretations as described above will not have a material impact on the consolidated financial statements upon initial application.

As explained in Note 4 Accounting changes, the Company has early adopted the following standards:

New Standard Improvements and Amendments		Mandatory for years beginning in:
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
Amendment IAS 27	Separate Financial Statements	January 1, 2013
Improvment IAS 28	Investments in Associates and Joint Ventures	January 1, 2013

2.2         Basis of consolidation

Subsidiaries

Subsidiaries are the entities over which the Company is empowered to direct financial and operational policies, which is generally the result of ownership of over half the voting rights. Subsidiaries are consolidated as from the date on which control was obtained by the Company, and they are excluded from consolidation as of the date the Company loses such control.

The acquisition method is used for the accounting of acquisition of subsidiaries. The acquisition cost is the fair value of the assets delivered, of the equity instruments issued and of the liabilities incurred or assumed as of the exchange date. The identifiable assets acquired, as well as the identifiable liabilities and contingencies assumed in a business combination are initially valued at their fair value on the acquisition date, independently from the scope of minority interests. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as income.

Joint operations

As explained in Note 4, in those joint arrangements that qualify as joint operations, the Company recognises the assets, liabilities, gains (losses) from operational activities in respect of its interest in the joint operations in accordance with IFRS 11.

Intercompany transaction

Intercompany transactions, balances and unrealized gains from transactions between the Group’s entities are eliminated during consolidation. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Whenever necessary, the subsidiaries’ accounting policies are amended to ensure uniformity with the policies adopted by the Company.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Non-controlling Interest

The non-controlling interest is presented in the Equity section of the Statement of Financial Position. The net income attributable to equity holder of the parent and the non-controlling interest are each disclosed separately in the Consolidated Statement of Income after net income.

Investments accounted for by the equity method

Joint ventures

The Company maintains investments in joint arrangements that qualify as joint ventures, which correspond to a contractual agreement by which two or more parties carry out an economic activity that is subject to joint control, and normally involves the establishment of a separate entity in which each party has a share based on a shareholders’ agreement.

The Company accounts for its participation in joint arrangements that qualify as joint ventures using the equity method. The financial statements of the joint ventures are prepared for the same year, under accounting policies consistent with those of the Company. Adjustments are made conformed to any difference in accounting policies that may exist to the Company´s accounting policies.

Whenever the Company contributes or sells assets to the companies under joint control, any part of the income or loss originated by the transaction is recognized based on how the asset is realized. Whenever the Company purchases assets of such companies, it does not recognize its share in the income or loss of the joint venture resulting from such transaction until the asset is sold or realized by the joint venture.

2.3         Financial information as per operating segments

The Company’s operating segments are formed by the assets and resources intended to supply products that are subject to risks and benefits different from those of other operating segments, and that normally correspond to subsidiaries that develop such business activities. The Operating Result of these segments is the total of the following IFRS performance measures: Earnings before Other Gains (Losses), Net Financial Expense, Equity and Income of Joint Venture, Foreign Currency Exchange Differences, Results as per Adjustment Units and Income Taxes). ORBDA (Operating Result  Before Depreciation and Amortization) by segments is regularly reviewed by the Board of Directors of the respective subsidiaries and by the Company´s Board of Directors, in order to make decisions on the resources to be allotted to the segments and to appraise their performance (See Note 7).

The segments performance is measured according to several indicators, of which Operating Result, ORBDA, ORBDA margin (ORBDA’s % as compared to Net sales of segment),  sales volumes and Net sales are the most important. Sales between segments are carried out at arm’s length and net sales per geographical location are based on the producing and selling entity´s location.

2.4         Foreign currency and unidad de fomento (Adjustment unit)

Presentation and functional currency

The Company uses the Chilean Peso (indicated by $ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the Argentine and Uruguayan subsidiaries is the Argentine Peso and Uruguayan Peso, respectively.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Transactions and balances

Transactions in foreign currencies and adjustment units (“Unidad de Fomento” or “UF”) are initially recorded at the exchange rate of the corresponding currency or adjustment unit as of the date on which the transaction occurs. The Unidad de Fomento (UF) is a Chilean inflation-indexed Peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each Consolidated Statement of Financial Position, the monetary assets and liabilities denominated in foreign currencies and adjustment units are translated into Chilean Pesos at the exchange rate of the corresponding currency or adjustment unit. The exchange difference arising, both from the liquidation of foreign currency transactions, as well as from the valuation of foreign currency monetary assets and liabilities, is included in statement of income, in Foreign currency exchange differences, while the difference arising from the changes in adjustment units are recorded in the Consolidated Statement of Income as result per adjustment units.

For consolidation purposes, the assets and liabilities of the subsidiaries whose functional currency is different from the Chilean Peso are translated into Chilean Pesos by using the exchange rates valid as of the date of the financial statements, and the exchange differences originated by the translation of the assets and liabilities are recorded in Equity Reserve, under the Currency Translation Reserves item. The income and expense are translated at the monthly average exchange rate for the corresponding terms as differences since there have not been significant fluctuations in the exchange rates during each month.

The exchange rates of the primary foreign currencies and adjustment units used in the preparation of the consolidated financial statements as of December, 2012, 2011 and 2010 are as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
		ThCh$	ThCh$	ThCh$
Foreign currencies
US Dollar	USD	479.96	519.20	468.01
Euro	EUR	634.45	672.97	621.53
Argentine Peso	ARS	97.59	120.63	117.71
Uruguayan Peso	UYU	25.12	25.99	23.66
Canadian Dollar	CAD	482.27	511.12	467.87
Sterling Pound	GBP	775.76	805.21	721.01
Swiss Franc	CHF	525.52	553.64	499.37
Australian Dollar	AUD	498.04	531.80	474.56
Danish Krone	DKK	85.05	90.53	83.39
Japanese Yen	JPY	5.58	6.74	5.73
Brazilian Real	BRL	234.98	278.23	281.31
Adjustment units
Unidad de fomento *	UF	22,840.75	22,294.03	21,455.55

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

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

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

The fair value of the instruments that are actively quoted in formal markets is determined by the quoted price as of the financial statement closing date. For those investments without an active market, the fair value is determined using valuation techniques including (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flow, and (iv) other valuation models.

After the initial recognition the Company values the financial assets as described below:

Financial assets at fair value through profit and loss

These assets are valued at fair value and the income or losses originated by the change in fair value are recognized in the Consolidated Statement of Income.

The assets at fair value through profit and loss include financial assets classified as held for trading by the Company. Financial assets are classified as held for trading when acquired with the purpose of selling them within a short term. Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

Accounts receivable

Accounts receivable correspond to financial assets with fixed or determinable payments that are not traded in an active market. Trade receivable credits or accounts are recognized according to their invoice value.

Estimated losses from bad debts are determined by applying differentiated percentages, taking into account maturity factors, until reaching 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis.

Current trade receivable credits and accounts are initially recognized at their nominal value and are not discounted because they do not differ significantly from their fair value. The Company has determined that the calculation of the amortized cost is not materially different from the invoiced amount because the transactions do not have significant associated costs.

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

Interest paid and accrued related to debts and obligations used in a financing operations appear under financial expense.

Loans and obligations accruing interest with a maturity within twelve month period are classified as current liabilities, unless the Company has the unconditional right to defer the payment of the obligation for at least a twelve month period after the financial statement closing date.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Trade accounts payable and other payables

Accounts payable and other accounts payable are initially recognized at their nominal value because they do not differ significantly from fair value. The Company has determined that no significant differences exist between the carrying value and amortized cost using the effective interest method.

Derivative Instruments

All derivative financial instruments are initially recognized as of the date of the agreement and subsequently revaluated at their fair value as of the date of the financial statements. Gains and losses resulting from fair value measurement are recorded in the Statement of Income as gains or losses due to fair value of financial instruments, unless the derivative instrument qualifies is designated, and is effective as a hedging instrument.

In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the instrument used is effective to offset changes in fair value or in the cash flows of the hedged item. A hedge is considered effective when changes in the fair value or in the cash flows of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flows of the hedging instrument with effectiveness between 80% to 125%.

Derivative instruments classified as hedges are accounted for as cash flow hedges.

The total fair value of hedging derivatives are classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The effect on results of these instruments can be viewed in Other gains (losses) of the Consolidated Statements of Income.

The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flow hedges are initially recognized in Cash Flow Hedge Reserve in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the Statement of Income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Statement of Income. When a cash flow hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Statement of Income.

Deposits for returns of bottles and containers

Deposits for returns of bottles and containers corresponds to the liabilities registered by the guarantees of money received from customers for bottles and containers placed at their disposal and represents the value that will be returned to the customer when it returns the bottles and containers to the Company in good condition along with the original document. This value is determined by the estimation of the bottles and containers in circulation that are expected to be returned to the Company in the course of time based on historic experience, physical counts held by clients and independent studies over the quantities that are in the hands of end consumers, valued at the average weighted guarantees for each type of bottles and containers.

The Company does not intend to make significant repayment of these deposits within the next 12 months. However, from such amounts are classified within current liabilities, under the line Other financial liabilities (See Note 2.28, a)), since the Company does not have the legal ability to defer this payment for a period exceeding 12 months. This liability is not discounted, since it is considered a payable on demand, with the original document and the return of the respective bottles and containers and it does not have adjustability or interest clauses of any kind in its origin.

2.7           Financial asset impairment

At each financial statement date the Company assesses if a financial asset or financial group of assets is impaired.

The Company assesses impairment of accounts receivable collectively by grouping the financial assets according to similar risk characteristics, which indicate the debtor’s capacity to comply with their obligations under the agreed upon conditions.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

When there is objective evidence that a loss due to impairment has been incurred in the accounts receivable, the loss amount is recognized in the Consolidated Statement of Income, as Administrative expenses.

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

The net realizable value is the estimated sale price in the normal course of business, less marketing and distribution expenses. When market conditions cause the production cost to be higher than its net realizable value, an allowance for assets deterioration is registered for the difference in value. This allowance for inventory deterioration also includes amounts related to obsolete items due to low turnover, technical obsolescence and products withdrawn from the market.

Until December 31, 2011, the Company used the FIFO method (First In First Out) for the cost of inventories and products sold, as well as when those materials and raw materials acquired from third parties were incorporated into the value of the cost of inventories. As of December 2012, the Company changed from FIFO to Weighted Average Cost (WAC). This change did not result in a significant difference in the valuation of inventories of previous years, because most of the inventories have a high turnover.

The materials and raw materials purchased from third parties are valued at their acquisition cost; once used, they are incorporated in finished products using the WAC methodology.

Costs associated with agricultural activities (winery) are deferred up to the harvest date, at which time they become part of inventory cost for subsequent processes.

2.9         Other non-financial assets

Other non-financial assets mainly include disbursements related to commercial advertising preparation that is in process but has not yet been shown, advances to property, plant and equipment to suppliers and current and non-current advertising agreements.

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

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Property, plant and equipment estimated useful lives are as follows:

Type of Assets	Number of years
Land	Indefinite
Buildings and construction	20 to 60
Machinery and equipment	10 to 25
Furniture and accesories	5 to 10
Other equipment (coolers and mayolicas)	5 to 8
Bottles and containers	3 to 12

Gain and losses resulting from the sale of properties, plants and equipment are calculated comparing their book values against the related sales proceeds and are included in the Consolidated Statement of Income.

When the book value of an item of Property, plant and equipment exceeds its recoverable amount, it is immediately reduced to its recoverable amount (See Note 2.16).

2.11       Leases

Lease agreements are classified as financial leases when the agreement transfers to the Company substantially all the risks and rewards inherent to the asset ownership, according to International Accounting Standard No. 17 “Leases”. For those agreements that qualify as financial leases, at the initial date an asset and a liability are recognized at a value equivalent to the lower of the fair value of the asset and the present value of future lease payments. Subsequently, lease payments are allocated between the financial expense and the obligation reduction, so that a constant interest rate on the obligation balance is obtained.

Lease agreements that do not qualify as financial leases are classified as operating leases. Lease payments of operating leases are charged to income on a straight line basis over the life of the lease.

2.12         Investment property

Investment property consists of land held by the Company with the purpose of generating appreciation and are not used in the normal course of business, and are recorded at historic cost less impairment loss, if any. Investment property depreciation is calculated on a straight line basis over the estimated useful life of such property, taking into account the estimated residual value of such property.

2.13         Biological assets

Biological assets held by Viña San Pedro Tarapacá S.A. (VSPT or the Company) and its subsidiaries consist of developing and production vines. The harvested grapes are used for the later production of wines.

Vines under production are valued at the historic cost, less depreciation and any impairment loss. Agricultural production (grapes) resulting from the vines under production is valued at its cost value when harvested.

Depreciation of under production vines is recorded on a straight-line basis using a 25-years estimated production useful life, which is periodically assessed. Vines under formation are not depreciated until they start production.

Costs incurred in acquiring and planting new vines are capitalized.

The Company uses the amortized historical cost to value its biological assets, on the basis that management considers that it represents a reasonable approximation of fair value.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

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

Software Program

Software Program licenses acquired are capitalized at the value of the costs incurred for their acquisition and preparation for the use of the specific programs. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of the software programs are recognized as expense in the year during which they are incurred.

Research and development

Research and development expenses are recognized in the period incurred.

Water Rights

Water Rights acquired by the Company correspond to the existing exploitation rights of water from natural sources, and they are recorded at their attributed cost as of the transition date to IFRS. Given that such rights are perpetual they are not amortizable, nevertheless they are annually subject to impairment assessment, or when factors exist that indicate a likely loss of value.

2.15       Goodwill

Goodwill represents the excess of cost of a business combination over the Company’s share in the fair value of identifiable assets, liabilities and contingent liabilities as of the acquisition date, and is accounted for at its cost value less accumulated impairment losses. Goodwill related to joint venture acquisitions is included in the investment accounting value.

For the purposes of impairment tests, goodwill is assigned Cash Generating Units (CGU) that are expected to benefit from the synergies of a business combination. Each unit or group of units (CGU - See Note 21) represents the lowest level inside the Company at which goodwill is monitored for internal administration purposes, which is not larger than a business segment. The cash generating units to which the goodwill is assigned are tested for impairment annually or with a higher frequency, when there are signs indicating that a cash generating unit could experience impairment or some of the significant market conditions have changed.

Goodwill in the acquisition of joint ventures is assessed for impairment as part of the investment, provided that there are signs indicating that the investment may be impaired.

An impairment loss is recognized for the amount that the book value of the cash generating unit exceeds its recoverable value, the recoverable value being the higher of the fair value of the cash generating unit, less costs to sell and its value in use.

An impairment loss is first assigned in goodwill to reduce its book value, and then to other assets in the cash generating unit. A recognized impairment loss is not reversed in the following years.

2.16       Impairment of non-current assets other than goodwill

The Company annually assesses the existence of impairment indicators on non-current assets. When indicators exist, the Company estimates the recoverable amount of the impaired asset. In case it is not possible to estimate the recoverable amount of the impaired asset at an individual level, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

The recoverable amount is defined as the higher of the fair value, less cost to sell and the value in use. The value in use is determined by estimating future cash flows associated with the asset or with the cash generating unit, discounted from its current value by using interest rates before taxes, which reflect the time value of money and the specific risks of the asset. In the event the asset book value exceeds its recoverable amount, the Company records an impairment loss in the Statement of Income.

The Company annually assesses if impairment indicators of non-current assets for which impairment losses were recorded during prior years have disappeared or decreased. In the event of such situation, the recoverable amount of the specific asset is recalculated and its book value increased, if necessary. Such increase is recognized in the Statement of Income as reversal of impairment losses. The increase in the value of the previously impaired asset is recognized only when it is originated by changes in the assumptions used to calculate the recoverable amount. The asset amount increase resulting from the reversal of the impairment loss is limited to the amount that would have been recorded had impairment not occurred.

2.17       Assets of a disposal group held for sale

Property, plant and equipment expected to be recovered primarily through sale rather than through continuing use, for which active sale negotiations have begun and it is estimated that they will be sold within twelve months following the closing date are classified as assets of a disposal group held for sale.

These assets are measured at the lower of their book value and the estimated fair value, minus costs to sell. From the moment in which the assets are classified as assets of a disposal group held for sale they are no longer depreciated.

2.18       Income tax and deferred taxes

Income tax is composed by the legal obligations and the deferred taxes recognized according to International Accounting Standard Nº 12 – Income Taxes. Income tax is recognized in the Statement of Income, except when it is related to entries directly recorded in Equity, in which case the tax effect is also recognized in Equity.

Income Tax Obligation

Income tax obligations are recognized in the financial statements on the basis of the best estimates of the taxable profits as of the financial statement closing date, based on the income tax rate valid as of that date in the countries where the Company operates, which are Chile and Argentina.

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

Deferred tax is recognized for temporary differences arising from investments in subsidiaries and associates, except in those cases where the Company is able to control the date on which temporary differences will be reversed, and it is likely that they will not be reverted in the foreseeable future. Deferred tax assets, including those originated by tax losses are recognized provided it is likely that in the future there are taxable profits against which deductible temporary differences may be charged.

Deferred tax assets and liabilities are offset when there is a legal right to offset tax assets against tax liabilities, and the deferred tax is related to the same taxable entity and the same taxing authority.

2.19       Employees benefits

Employees Vacation

The Company accrues the expense associated with staff vacation when the employee earns the benefit.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Employees Bonuses

The Company recognizes a liability and an expense for bonuses when it’s contractually obligated, it is estimated that, depending on the income requirement at a given date, bonuses will be paid out at the end of the year.

Severance Indemnity

The Company recognizes a liability for the payment of irrevocable severance indemnities, originated from collective and individual agreements entered into with employees. Such obligation is determined based on the actuarial value of the accrued cost of the benefit, a method which considers several factors in the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The determined value is shown at its present value by using the accrued benefits for years of service method. The discount rates are determined by reference to market interest rates curves. The current losses and gains originated by the valuation of the liabilities subject to such plans are directly recorded in Income.

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

The concepts by which the Company establishes provisions against Income correspond to civil, labour and taxation proceedings that could affect the Company (see note 29).

2.21       Revenue recognition

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

Sale of products in the domestic market

The Company obtains its revenues, both in Chile and Argentina, mainly from the sales of beers, soft drinks, mineral waters, purified water, juices, wines, cider and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains. None act as commercial agents of the Company. Such revenues in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them.

Exports

In general, the Company´s delivery conditions for sale are the basis for revenue recognition related to exports.

The structure of revenue recognition is based on the grouping of Incoterms, mainly in the following groups:

•              "FOB (Free on Board) shipping point", by which buyer organizes and pays for transportation, consequently the sales occur and revenue is recognized upon the delivery of merchandise to the transporter hired by buyer.

•              “CIF (Cost, Insurance & Freight) and similar", by which the Company organizes and pays for external transportation and some other expenses, although CCU ceases being responsible for the merchandise after delivering it to the maritime or air company in accordance with the relevant terms. The sales occur and revenue is recognized upon the delivery of the merchandise at the port of destination.

In the event of discrepancies between the commercial agreements and delivery conditions those established in the agreements shall prevail.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

2.22       Commercial agreements with distributors and supermarket chains

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

2.23       Cost of sales of products

The costs of sales include the production cost of the products sold and other costs incurred to place inventories in the locations and under the conditions necessary for the sale. Such costs mainly include raw material costs, packing costs, production staff labor costs, production-related assets depreciation, returnable bottles depreciation, license payments, operational costs, and plant and equipment maintenance costs.

2.24         Other expenses by function

Other expenses by function include, mainly advertising and promotion expenses, depreciation of assets sold, selling expenses, marketing costs (sets, signs and neon signs at client’s facilities) and marketing and sales staff remuneration and compensations.

2.25         Distribution expenses

Distribution costs include all the necessary costs to deliver products to clients.

2.26       Administration expenses

Administration expenses include the support units staff remuneration and compensation, depreciation of offices, equipment, facilities and furniture used for these functions, non-current assets amortization and other general and administration expenses.

2.27       Environmental liabilities

Environmental liabilities are recorded based on the current interpretation of environmental laws and regulations, or when an obligation is likely to occur and the amount of such liability can be calculated reliably.

Disbursements related to environmental protection are charged to the Consolidated Statements of Income as incurred, except, investments in infrastructure designed to comply with environmental requirements, are recorded following the accounting policies for property, plant and equipment.

2.28       Adjustments to prior year financial statements

The Consolidated Financial Statements presented for comparative purposes contain adjustments with respect to those previously reported. The corrections listed below did not have a significant effect in relation to relevant financial indicators required of the Company. The summary of these adjustments are as follows:

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

a)      Deposits for return of bottles and containers

CONSOLIDATED STATEMENT OF FINANCIAL POSITION	Previously reported to 12.31.2011	Reclassifications	Reported to 12.31.2011
	ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	76,105,061	11,908,708	88,013,769
Total current liabilities	350,770,714	11,908,708	362,679,422
Non-current liabilities
Other long-term provisions	13,824,021	(11,908,708)	1,915,313
Total non-current liabilities	262,934,983	(11,908,708)	251,026,275

Total liabilities and shareholders' equity	1,298,491,359		1,298,491,359

The amount of Deposits for return of bottles of ThCh$ 11,908,708 that until December 31, 2011, was presented as Other non-current provisions, now is presented as Other current financial liabilities. The Company does not intend to make significant repayment of these deposits within the next 12 months. However, from December 2012, such amounts are classified within current liabilities, under the line Other financial liabilities.

This adjustment did not affect Total Liabilities and Equity at December 31, 2011, and management does not consider such adjustment to be material to the consolidated financial statements taken as whole.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

b)      Early implementation IFRS 11, as explained in Note 4, letter a).

The application of this standard has no impact on Net income or Equity, but if affects the opening of assets and liabilities balances, and the classification of Income and Expenses. Below are the reclassifications affecting the Consolidated Statement of Financial Position, Consolidated Statement of Income and Consolidated Statement of Cash Flows:

Consolidated Statement of Financial Position

ASSETS	Previously reported to 12.31.2011	Reclassifications	Reported to 12.31.2011
	ThCh$	ThCh$	ThCh$
Current assets
Cash and cash equivalent	177,664,378	401,380	178,065,758
Other financial assets	3,943,959	-	3,943,959
Other non-financial assets	11,565,924	(1,467,564)	10,098,360
Accounts receivable-trade and other receivables	193,065,162	90	193,065,252
Accounts receivable from related companies	9,984,206	(88,329)	9,895,877
Inventories	128,535,184	-	128,535,184
Taxes receivables	17,277,288	-	17,277,288
Total current assets different from assets of disposal group held for sale	542,036,101	(1,154,423)	540,881,678
Assets of disposal group held for sale	509,675	-	509,675
Total assets of disposal group held for sale	509,675	-	509,675
Total current assets	542,545,776	(1,154,423)	541,391,353

Non-current assets
Other financial assets	194,669	-	194,669
Other non-financial assets	2,996,836	-	2,996,836
Accounts receivable from related companies	418,922	-	418,922
Investment accounted by equity method	39,923,677	(22,404,757)	17,518,920
Intangible assets other than goodwill	41,173,260	18,828,392	60,001,652
Goodwill	69,441,207	4,375,610	73,816,817
Property, plant and equipment (net)	556,949,110	-	556,949,110
Biological assets	18,320,548	-	18,320,548
Investement property	7,720,575	-	7,720,575
Deferred tax assets	18,806,779	228,329	19,035,108
Total non-current assets	755,945,583	1,027,574	756,973,157
Total Assets	1,298,491,359	(126,849)	1,298,364,510

LIABILITIES	Previously reported to 12.31.2011	Reclassifications	Reported to 12.31.2011
	ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	76,105,061	-	76,105,061
Accounts payable-trade and other payables	165,553,288	650,332	166,203,620
Accounts payable to related companies	8,811,500	(826,048)	7,985,452
Other short-term provisions	1,169,126	-	1,169,126
Tax liabilities	16,761,406	48,867	16,810,273
Employee benefits provisions	13,906,409	-	13,906,409
Other non-financial liabilities	68,463,924	-	68,463,924
Total current liabilities	350,770,714	(126,849)	350,643,865
Non-current liabilities
Other financial liabilities	170,955,440	-	170,955,440
Accounts payable to related companies	2,484,790	-	2,484,790
Other long-term provisions	13,824,021	-	13,824,021
Deferred tax liabilities	60,147,021	-	60,147,021
Employee benefits provisions	15,523,711	-	15,523,711
Total non-current liabilities	262,934,983	-	262,934,983

Total liabilities	613,705,697	(126,849)	613,578,848
EQUITY
Equity attributable to equity holders of the parent
Paid-in capital	231,019,592	-	231,019,592
Other reserves	(35,173,607)	-	(35,173,607)
Retained earnings	373,129,952	-	373,129,952
Subtotal equity attributable to equity holders of the parent	568,975,937	-	568,975,937
Non-controlling interests	115,809,725	-	115,809,725
Total shareholders' equity	684,785,662	-	684,785,662
Total liabilities and shareholders' equity	1,298,491,359	(126,849)	1,298,364,510

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Consolidated Statement of Income

CONSOLIDATED STATEMENT OF INCOME	Previously reported to 12.31.2011	Reclassifications	Presentation to 12.31.2011	Previously reported to 12.31.2010	Reclassifications	Presentation to 12.31.2010

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	969,550,671	-	969,550,671	838,258,327	-	838,258,327
Cost of sales	(450,563,274)	2,701,739	(447,861,535)	(383,812,866)	2,268,106	(381,544,760)
Gross margin	518,987,397	2,701,739	521,689,136	454,445,461	2,268,106	456,713,567
Other income by function	21,312,287	-	21,312,287	2,432,003	-	2,432,003
Distribution costs	(150,071,122)	-	(150,071,122)	(129,079,325)	-	(129,079,325)
Administrative expenses	(77,095,019)	(127,176)	(77,222,195)	(63,995,182)	(52,854)	(64,048,036)
Other expenses by function	(122,373,310)	(517,243)	(122,890,553)	(108,544,472)	(374,099)	(108,918,571)
Other gains (losses)	3,010,058	-	3,010,058	6,136,250	-	6,136,250
Gains (losses) from operational activities	193,770,291	2,057,320	195,827,611	161,394,735	1,841,153	163,235,888
Financial income	7,076,849	9,705	7,086,554	2,380,886	2,121	2,383,007
Financial costs	(14,410,911)	-	(14,410,911)	(10,668,587)	-	(10,668,587)
Equity and income of joint ventures	1,069,311	(1,767,564)	(698,253)	966,122	(1,649,774)	(683,652)
Foreign currency exchange differences	(1,078,604)	-	(1,078,604)	(1,400,700)	-	(1,400,700)
Result as per adjustment units	(6,734,379)	5,929	(6,728,450)	(5,079,737)	3,896	(5,075,841)
Income before taxes	179,692,557	305,390	179,997,947	147,592,719	197,396	147,790,115
Income taxes	(44,890,356)	(305,390)	(45,195,746)	(27,656,049)	(197,396)	(27,853,445)
Income from contining operations	134,802,201	-	134,802,201	119,936,670	-	119,936,670

Consolidated Statement of Cash Flows

CONSOLIDATED STATEMENT OF CASH FLOW	Previously reported to 12.31.2011	Reclassifications	Presentation to 12.31.2011	Previously reported to 12.31.2010	Reclassifications	Presentation to 12.31.2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operational activities
Collection classes:
Proceeds from goods sold and services rendered	1,096,972,292	2,038,025	1,099,010,317	1,109,343,102	3,072,723	1,112,415,825
Other proceeds from operating activities	20,524,955	-	20,524,955	21,054,319	-	21,054,319
Types of payments:
Payments of operating activities	(671,823,189)	-	(671,823,189)	(743,733,742)	(210,664)	(743,944,406)
Payments of salaries	(104,241,713)	-	(104,241,713)	(88,440,973)	-	(88,440,973)
Other payments for operating activities	(147,127,916)	-	(147,127,916)	(130,673,513)	(325,499)	(130,999,012)
Dividends received	1,710,625	(1,679,597)	31,028	1,147,778	(1,106,872)	40,906
Interest paid	(12,022,016)	-	(12,022,016)	(9,214,835)	-	(9,214,835)
Interes received	6,748,317	-	6,748,317	1,056,066	-	1,056,066
Income tax reimbursed (paid)	(32,307,744)	-	(32,307,744)	(19,438,054)	(279,865)	(19,717,919)
Other cash movements	8,936,842	-	8,936,842	18,165,032	-	18,165,032
Net cash flows from (used in) operational activities	167,370,453	358,428	167,728,881	159,265,180	1,149,823	160,415,003

Cash flows from (used in) investing activities
Cash flow used for control of subsidiaries or other businesses	(3,257,272)	-	(3,257,272)	(10,646,456)	-	(10,646,456)
Cash flows used in the purchase of associates	(2,456,489)	-	(2,456,489)	-	-	-
Proceed from sale of property, plant and equipment	931,714	-	931,714	11,162,012	-	11,162,012
Acquisition of property, plant and equipment	(77,846,927)	-	(77,846,927)	(64,396,164)	-	(64,396,164)
Other cash movements	6,389,344	-	6,389,344	(1,467,752)	-	(1,467,752)
Net cash flows from (used in) investing activities	(76,239,630)	-	(76,239,630)	(65,348,360)	-	(65,348,360)

Cash flows from (used in) financing activities
Proceeds from long-term loans	6,680,256	-	6,680,256	-	-	-
Proceeds from short-term loans	17,963,056	-	17,963,056	8,570,740	-	8,570,740
Total amount from loans	24,643,312	-	24,643,312	8,570,740	-	8,570,740
Loans to related entities	2,722,942	-	2,722,942	-	-	-
Loan payments	(6,024,782)	-	(6,024,782)	(7,038,439)	-	(7,038,439)
Payments of finance lease liabilities	(1,520,235)	-	(1,520,235)	(1,476,189)	-	(1,476,189)
Payments of loan to related entities	(7,169,295)	-	(7,169,295)	(3,341,762)	-	(3,341,762)
Dividends paid	(62,793,418)	-	(62,793,418)	(72,370,536)	(1,106,872)	73,447,408
Others cahs movements	(15,096,775)	-	(15,096,775)	(3,707,315)	-	(3,707,315)
Net cash flows from (used in) financing activities	(65,238,251)	-	(65,238,251)	(79,363,501)	(1,106,872)	(80,470,373)

Net increase (Decrease) in cash and cash equivalents, before the effect of changes in exchamge rate	25,892,572	-	26,251,000	14,553,319	42,951	14,596,270
Effects of changes in exchange rates on cash and cash equivalents	157,506	-	157,506	(292,688)	1	(292,688)
Cash and cash equivalents, initial balance	151,614,300	-	151,657,252	137,353,669	-	137,353,669
Cash and cash equivalents, final balance	177,664,378	401,380	178,065,758	151,614,300	42,952	151,657,252

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 3   Estimates and application of professional judgment

Financial statement preparation requires estimates and assumptions from Management affecting the amounts included in the consolidated financial statements and their related notes. The estimates made and the assumptions used by the Company are based on the historical experience, changes in the industry and the information supplied by external qualified sources. Nevertheless, final results could differ from the estimates under certain conditions.

Significant estimates and accounting policies are defined as those that are important to correctly reflect the Company’s financial position and income, and/or those that require a high level of judgment by Management.

The primary estimates and professional judgments relate to the following concepts:

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

•              Useful life of property, plant and equipment (Note 2.10 and Note 22), biological assets (Note 2.13 and Note 25) and intangibles (Note 2.14 and Note 20).

•              The assumptions used for the calculation of the fair value of financial instruments (Note 2.6 and Note 6).

•              The likelihood of occurrence and the estimated amount in an uncertain or contingent mater (Note 2.20, Note 29).

Such estimates are based on the best available information of the events analysed to date in these consolidated financial statements. However, it is possible that events that may occur in the future that result in adjustments to such estimates, which would be recorded prospectively.

Note 4 Accounting changes

a)   As of 2012 the Company has adopted the early application of International Financial Reporting Standards (IFRS) Nº 11 Joint Arrangements. This change in accounting policy implies that the investments held in the joint arrangements Promarca S.A. and Compañía Pisquera Bauzá S.A., with a participation of 50% and 49%, respectively, changed from equity method accounting to accounting for assets, liabilities, revenues and expenses in respect of the Company´s interest in these joint operations. The effects of this accounting change are explained in Note 2.28. For comparison purposes this accounting method was applied retroactively to 2011 and 2010, without effect on the Company's Net Income, since it is a redistribution of Net Income recognized by the method of participation in each line of the Consolidated Statement of Income. Due to earlier application of IFRS Nº11, the Company has applied the IFRS Nº 10 Consolidated Financial Statements, IFRS Nº12 Disclosure of Interests in Other Entities, IAS 27 Separate Financial Statements (as amended in 2011) and IAS 28 Investments in Associates and Joint Ventures (as amended in 2011) at the same time, which have no impact on these Consolidated Financial Statements.

b)   As of 2012, the Company changed the method of valuation of inventories from FIFO (First In First Out) to WAC (Weighted Average Cost). The Company did not retroactively apply this policy to prior periods because the effect was immaterial. This change has no significant effect on the valuation of inventories in prior years as most of the inventories have a rotation of less than a year.

c)   During the year ended on December 31, 2012, there have been no other changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these consolidated financial statements

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

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

In those companies with a significant non-controlling interest (VSPT, CPCh, Aguas CCU-Nestlé and Cervecera Kunstmann) each Administration and Finance Officer exercises such responsibility. When necessary, the Board of Directors has the final responsibility for establishing and reviewing the risk administration structure, as well as for the review of significant changes made to the risk administration policies.

According to the financial risk policies, the Company uses derivative instruments only for the purpose of covering exposures to the interest rate and exchange rate risks originated by the Company’s operations and its financing sources. The Company does not acquire derivative facilities with speculative or investment purposes nevertheless, some derivatives are not treated as hedges for accounting purposes because they do not qualify as such. Transactions with derivative instruments are exclusively carried out by staff under the Finance Management and Internal Audit Management regularly reviews the control environment of this function. The relationship with Credit Rating Agencies and the monitoring of financial restrictions (covenants) are also administered by Finance Management.

The Company’s main risk exposure is related to the exchange rates, interest rates, inflation and raw material prices (commodities), client’s accounts receivable and liquidity. For the purpose of managing the risk originated by such exposures, several financial instruments are used.

For each of the following, where applicable, sensitivity analysis developed are for illustrative purposes, since in practice the sensitized variables rarely change without affecting each other and without affecting other factors that were considered as constants.

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

As of December 31, 2012, the Company maintained foreign currency obligations amounting to ThCh$ 37,010,059 (ThCh$ 78,152,511 in 2011), mostly denominated in US Dollars. Foreign currency obligations accruing variable interest (ThCh$ 14,156,408 in 2012 and ThCh$ 51,998,403 in 2011) represent 6% (21% in 2011) of the total of such obligations. The remaining 94% (79% in 2011) is denominated in inflation-indexed Chilean Pesos (see inflation risk section). In November 2012, the Company repaid a loan amounting to US$ 70 million which was hedged by currency and interest rate hedge agreements, converting such debts in fixed interest rate inflation-adjusted obligations in Chilean Pesos. In addition, the Company maintains foreign currency assets for ThCh$ 35,305,805 (ThCh$ 43,099,520 in 2011) that mainly correspond to exports accounts receivable.

Regarding the Argentine subsidiaries operations, the net exposure liability in US Dollars and other currencies amounts to ThCh$ 4,793,940  (ThCh$ 2,199,284 in 2011).

To protect the value of the net foreign currency assets and liabilities position of its Chilean operations, the Company enters into derivative agreements (currency forwards) to ease any variation in the Chilean Peso as compared to other currencies.

As of December 31, 2011, the Company’s mitigate net asset exposure in foreign currencies in Chile, after the use of derivative instruments, is an asset amounting to ThCh$ 2,932,576 (ThCh$ 1,789,322 in 2011).

Of the Company’s total sales, both in Chile and Argentina, 9% (9% in 2011) corresponds to export sales made in foreign currencies, mainly US Dollars, Euro and Sterling Pound and of the total costs 57% (60% in 2011) corresponds to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the eventual variations in the expected cash flows from such transactions.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

The Company is also exposed to movements in exchange rates relating to the conversion from Argentine Pesos to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina. The Company does not cover the risks associated with the translation conversion of its subsidiaries, which effects are recorded directly in Equity.

As of December 31, 2012, the net investment in Argentine subsidiaries amounted to ThCh$ 92,745,976 (ThCh$ 98,742,188 in 2011).

Exchange rate sensitivity analysis

The exchange rate differences effect recognized in the Consolidated Statement of Income for the  year ended as of December 31, 2012, related to the foreign currency denominated assets and liabilities, was a loss of ThCh$ 1,002,839 (ThCh$ 1,078,604 in 2011 and ThCh$ 1,400,700 in 2010). Considering the exposure as of December 31, 2012, and assuming a 10% increase (or decrease) in the exchange rate, and maintaining constant all other variables, such as interest rates, it is estimated that the effect over the Company’s income would be income (loss) after taxes of ThCh$ 234,606 (income (loss) of ThCh$ 143,146 in 2011 and ThCh$ 127,208 in 2010).

Considering that approximately 10% of the Company’ sales relates to export sales carried out in Chile, in currencies different from the Chilean Peso, and that in Chile approximately 52% (56% in 2011 and 57% in 2010) of the costs are indexed to the US Dollar, and assuming that the Chilean Peso will be appreciated or (depreciated) by 10% as compared to the set of foreign currencies, when maintaining constant the rest of the variables the hypothetical effect on the Company’s income would be income (loss) after taxes of ThCh$ 8,763,550 (income (loss) from ThCh$ 8,807,019 in 2011 and
ThCh$ 5,623,470 in 2010).

The Company can also be affected by the variation of the exchange rate of Argentina, since the result is converted to Chilean Pesos at the average rate of each month. The result of the operations in Argentina during 2012 were ThCh$ 28,181,889. Therefore, a depreciation (or appreciation) of 10% in the exchange rate of the Argentine Peso, would be a loss (income) before tax of ThCh$ 2,818,189.

The net investment maintained in subsidiaries that operate in Argentina amounts to ThCh$ 92,745,976 as of December 31, 2012 (ThCh$ 98,742,188 in 2011). Assuming a 10% increase or decrease in the Argentine Peso exchange rate as compared to the Chilean Peso, and maintaining constant all the rest of the variables, the increase (decrease) would hypothetically result in income (loss) of ThCh$ 9,274,598 (income (loss) ThCh$ 9,874,219 in 2011 and
ThCh$ 8,652,747 in 2010) recorded as a credit (charge) against equity.

Interest rates risk

Interest rate risk mainly originates from the Company’s financing sources. The main exposure is related to LIBOR variable interest rate indexed obligations.

As of December 31, 2012, the Company had a total ThCh$ 14,156,408 in debt indexed to LIBOR (ThCh$ 51,998,403 as of December 31, 2011). Consequently, as of December 31, 2012, the company’s financing structure is made up (without considering the effects of cross currency swaps effect) of approximately 6% (21% in 2011) in debt with variable interest rates, and 94% (79% in 2011) in debt with fixed interest rates.

To mitigate the interest rate risk, the Company has a policy that intends to reduce the volatility of its financial expense, and to maintain an ideal percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term debt, as well as derivative instruments such as cross currency interest rate swaps.

As of December 31, 2012, after considering the effect of interest rates and currency swaps, approximately 99% (98% in 2011) of the Company’s long-term debt has fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2012, including exchange rates, interest rates, maturities and effective interest rates, are detailed in Note 27.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Interest rates sensitivity analysis

The total financial expense recognized in the Consolidated Statement of Income for the twelve month ended period as of December 31, 2012, related to short-term and long-term debts amounted to ThCh$ 17,054,879 (ThCh$ 14,410,911 2011 and ThCh$ 10,668,587 in 2010). Whereas only 2% of total debt (net of derivatives) is subject to variable interest rate, assuming an increase or decrease in interest rates in Chilean Pesos and U.S. Dollars of approximately 100 basis points, and keeping all other variables constant, such as the exchange rate, the increase (decrease) would hypothetically result in a loss (gain) of ThCh$ 18,543 (at December 31, 2011 and 2010 we were 100% covered against interest rate fluctuations) in the Consolidated Statement of Income.

Inflation risk

The Company maintains a series of Unidad de Fomento* (UF) indexed agreements with third parties, as well as UF indexed financial debt, which means that the Company is exposed to the UF fluctuations, generating increases in the value of the agreements and inflation adjustable liabilities, in the event it experiences growth. This risk is mitigated by the Company’s policy of keeping the unitary net sales in UF constant, as long as the market conditions allow it.

* The Unidad de Fomento (UF) is a Chilean inflation-indexed, Peso-denominated monetary unit. The UF rate is set daily based on changes in the previous month´s inflation rate.

Inflation sensitivity analysis

The income for total adjustment unit recognized in the Consolidated Statement of Comprehensive Income for the twelve month ended as of December 31, 2012, related to UF indexed short-term and long-term debt, and resulted in a loss of  ThCh$ 5,057,807 (ThCh$  6,728,451 in 2011 and ThCh$ 5,075,841 in 2010). Assuming a reasonably possible increase (decrease) of the Unidad de Fomento by approximately 3% and maintaining constant all the rest of the variables, such as interest rates, the aforementioned increase (decrease) would hypothetically result in a loss (income) of ThCh$ 5,079,454 (ThCh$ 6,133,010 in 2011 and ThCh$ 6,288,142 in 2010) in the Consolidated Statement of Income.

Raw material price risk

The main exposure to the raw material price variation is related to barley and malt used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Barley, malt and cans

In Chile, the Company obtains its barley and malt supply both from local producers and the international market. Long-term supply agreements are entered into with local producers where the barley price is set annually according to prevailing market prices, which are used to determine the malt price according to the agreements. The purchases commitments made expose the Company to a raw material price fluctuation risk. During 2012, the Company purchased 48,396 tons (43,889 tons in 2011) of barley and 32,300 tons (24,317 tons in 2011) of malt. CCU Argentina acquires mainly malt from local producers. Such raw materials represent approximately 31% (29% in 2011 and 2010) of the direct cost of beer.

Of the cost of beer in Chile, the cost of cans represent 41% of the direct cost of raw materials (39% in 2011). Meanwhile in Argentina the cost of cans represents 24% of the direct cost of raw materials (29% in 2011).

Concentrates, Sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrates, which are mainly acquired from licensees, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks of these raw materials, which jointly represent 56% (55% in 2011 and 52% in 2010) of the direct cost of non-alcoholic beverages.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Grapes and wine

The main raw material used by the subsidiary VSPT for wine production are harvested grapes from own production and grapes and wines acquired from third parties through long term and spot contracts. Approximately 28% (27% in 2011) of the export wine supply comes from its own vineyards. The 72% (73% in 2011) remaining of the supply is purchased from producers in form of long term and spot contracts.

During 2012, the subsidiary VSPT acquired 59% (65% in 2011) of the necessary grapes and wine from third parties through spot contracts. In addition, it also enters into long-term transactions that represent 13% of total supply and minimizes the risk price of raw material.

The Company does not carry out hedging activities over all these raw material purchases.

Raw material price sensitivity Analysis

The total direct cost in the Consolidated Statement of Income for 2012 amounts to ThCh$ 361,570,855 (ThCh$ 372,626,307 in 2011 and ThCh$ 275,058,113 in 2010). Assuming a reasonably possible increase (decrease) in the direct cost of each segment of 8% and maintaining constant all the rest of the variables, such as exchange rates, the aforesaid increase (decrease) would hypothetically result into a loss (income) of ThCh$ 7,288,550 (ThCh$ 6,783,393 in 2011 and ThCh$ 6,175,942 in 2010) for Beer Chile, ThCh$ 5,018,556 (ThCh$ 4,867,084 in 2011 and ThCh$ 3,510,028 in 2010) for  Beer Argentina, ThCh$ 8,584,592 (ThCh$ 7,655,225 in 2011 and ThCh$ 6,581,027 in 2010) for non-alcoholic beverages, ThCh$ 6,553,854 (ThCh$ 6,076,016 in 2011 and ThCh$ 5,607,456 in 2010) for Wines and
ThCh$ 2,546,142 (ThCh$ 1,825,378 in 2011 and ThCh$ 1,368,445 in 2010) for Spirits.

Credit risk

The credit risk to which the Company is exposed originates from: a) the commercial accounts receivable maintained with retail clients, wholesale distributors and supermarket chains of domestic markets; b) accounts receivable from exports; and c) financial facilities maintained with Banks and financial institutions, such as demand deposits, mutual funds investments, facilities acquired under resale commitments and derivative financial instruments.

Domestic market

The credit risk related to commercial collectible accounts of domestic markets is administered by the Loan and Collection Administration Officer, and it is monitored by the Loan Committee of each business unit. The Company has a wide client base that is subject to the policies, procedures and controls established by the Company. The loan limits are established for all clients on the basis of an internal qualification and payment performance. Outstanding commercial accounts receivable are regularly monitored. In addition, the Company acquires loan insurances covering 90% of the individually significant accounts receivable balances, a coverage that as of December 31, 2012, amounts to 85% (84% as of December 31, 2011) of the total accounts receivable.

Overdue but not impaired commercial accounts receivable corresponds to clients that show delays of less than 21.5 days (18.1 days in 2011).

As of December 31, 2012, the Company had approximately 803 clients (811 clients as of December 31, 2011) indebted in over Ch$ 10 million each that together represent approximately 85% (85% in 2011) of the total commercial accounts receivable. There were 182 clients (194 clients as of December 31, 2011) with balances over Ch$ 50 million each, representing approximately 75% (74% in 2011) of the total accounts receivable. The 93% (92% in 2011) of such accounts receivable are covered by the loan insurance.

The Company believes that no additional credit risk provisions are needed to the individual and collective provisions determined at December 31, 2012, as a large percentage of these are covered by insurance.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Exports market

The loan risk related to accounts receivable for exports is administered by VSPT Head of Loan and Collection, and it is monitored by VSPT Administration and Finance Officer. The Company has a large client base, in over eighty countries, which are subject to the policies, procedures and controls established by the Company. In addition, the Company acquires loan insurance covering 96% (98% in 2011) of the individually significant accounts receivable, a coverage that as of December 31, 2012, amounts to 81% (81% in 2011) of the total accounts receivable. Pending payment of commercial accounts receivable is regularly monitored. Apart from the loan insurance, having diversified sales in different countries decreases the loan risk.

As of December 31, 2012, there were 75 clients (78 clients in 2011) indebted for over Ch$ 65 million each, which represent 87% (88% in 2011) of the total accounts receivable of the export market.

Overdue but not impaired commercial accounts receivable corresponds to clients that show delays of less than 42 days (28 days in 2011).

The Company estimates that no loan risk provisions are necessary in addition to the individual and collective provisions determined as of December 31, 2012. See analysis of accounts receivables maturities and losses due to impairment of accounts receivable (Note 15).

The Company has policies limiting the counterparty loan risk exposure with respect to financial institutions, and such exposures are frequently monitored. Consequently, the Company does not have significant concentration risk with any specific financial institutions as of December 31, 2012.

Liquidity risk

The Company administers liquidity risk at a consolidated level. The cash flows originated from operational activities being the main liquidity source. Additionally, the Company has the ability to issue debt and equity instruments in the capital market according to our needs.

To manage short-term liquidity, the Company considers projected cash flows for a twelve months moving period and maintains cash and cash equivalents available to meet its obligations.

Based on the current operational performance and its liquidity position, the Company estimates that cash flows provided by operating activities and the cash available shall be sufficient to finance working capital, capital investments, interest payments, dividend payments and debt payment requirements for the next 12-month period and the foreseeable future.

A summary of the Company’s financial liabilities with their maturities as of December 31, 2012 and 2011, based on the non-discounted contractual cash flows appears below:

As of December 31, 2012	Book value	Contractual flows maturities
		Less than 1 year	Between 1 and 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	81,963,852	38,306,377	40,685,987	1,772,491	80,764,855
Bonds payable	152,835,990	8,533,797	94,640,190	87,626,906	190,800,893
Financial leases obligations	16,479,152	1,418,678	5,883,498	27,861,359	35,163,535
Deposits for return of bottles and containers	11,861,158	11,861,158	-	-	11,861,158
Sub-Total	263,140,152	60,120,010	141,209,675	117,260,756	318,590,441
Derivative financial liabilities
Liability coverage	361,838	204,017	164,017	-	368,034
Derivative hedge liabilities	495,012	495,012	-	-	495,012
Sub-Total	856,850	699,029	164,017	-	863,046
Total	263,997,002	60,819,039	141,373,692	117,260,756	319,453,487
View current and non current book value in Note 6

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

As of December 31, 2011	Book value	Contractual flows maturities
		Less than 1 year	Between 1 and 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	74,089,495	66,634,850	8,546,233	-	75,181,083
Bonds payable	151,973,634	8,481,485	94,631,248	89,435,285	192,548,018
Financial leases obligations	16,078,576	1,558,994	6,002,130	28,318,094	35,879,218
Deposits for return of bottles and containers	11,908,708	11,908,708	-	-	11,908,708
Sub-Total	254,050,413	88,584,037	109,179,611	117,753,379	315,517,027
Derivative financial liabilities
Liability coverage	4,513,397	5,649,112	97,631	-	5,746,743
Derivative hedge liabilities	405,399	405,399	-	-	405,399
Sub-Total	4,918,796	6,054,511	97,631	-	6,152,142
Total	258,969,209	94,638,548	109,277,242	117,753,379	321,669,169
View current and non current book value in Note 6

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 6 Financial Instruments

Financial instruments categories

The following are the book values of each financial instrument category at the closing of each year:

	As of December 31, 2012		As of December 31, 2011
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$

Cash and cash equivalents	102,337,275	-	178,065,758	-
Other financial assets	1,380,474	65,541	3,943,959	194,669
Accounts receivable – trade and other receivables (net)	204,570,870	-	193,065,252	-
Accounts receivable from related companies	9,611,990	414,115	9,895,877	418,922
Total financial assets	317,900,609	479,656	384,970,846	613,591
Bank borrowings	37,526,738	44,437,114	66,488,280	7,601,215
Bonds payable	4,414,725	148,421,265	4,311,026	147,662,608
Financial leases obligations	371,748	16,107,404	479,928	15,598,648
Deposits for return of bottles and containers	11,861,158	-	11,908,708	-
Derivatives	495,012	-	405,399	-
Derivative hedge liabilities	204,886	156,952	4,420,428	92,969
Total Other non-financial liabilities (*)	54,874,267	209,122,735	88,013,769	170,955,440
Account payable - trade and other payables	165,392,448	724,930	166,203,620	-
Accounts payable to related companies	8,013,545	2,391,810	7,985,452	2,484,790
Total financial liabilities	228,280,260	212,239,475	262,202,841	173,440,230

(*) See Note 27 Others financial liabilities

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Financial instruments fair value

The following tables show the fair values, based on the financial instrument categories, as compared to the book value included in the Consolidated Statements of Financial Position:

a)     Composition of financial assets and liabilities:

	As of December 31, 2012		As of December 31, 2011
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	102,337,275	102,337,275	178,065,758	178,065,758
Other financial assets	1,446,015	1,446,015	4,138,628	4,138,628
Accounts receivable – trade and other receivables (net)	204,570,870	204,570,870	193,065,252	193,065,252
Accounts receivable from related companies	10,026,105	10,026,105	10,314,799	10,314,799
Total financial assets	318,380,265	318,380,265	385,584,437	385,584,437
Bank borrowings	81,963,852	80,144,744	74,089,495	73,841,032
Bonds payable	152,835,990	155,225,274	151,973,634	145,222,665
Financial leases obligations	16,479,152	22,954,053	16,078,576	18,197,614
Deposits for return of bottles and containers	11,861,158	11,861,158	11,908,708	11,908,708
Derivatives	495,012	495,012	405,399	405,399
Derivative hedge liabilities	361,838	361,838	4,513,397	4,513,397
Total Other non-financial liabilities	263,997,002	271,042,079	258,969,209	254,088,815
Accounts payable - trade and other payables	166,117,378	166,117,378	166,203,620	166,203,620
Accounts payable to related companies	10,405,355	10,405,355	10,470,242	10,470,242
Total financial liabilities	440,519,735	447,564,812	435,643,071	430,762,677

The book value of current accounts receivable, cash and cash equivalents and other financial assets and liabilities are approximate fair value due to the short-term nature of such facilities. In the case of accounts receivable, due to the fact that any collection loss is already reflected in the impairment loss provision.

The fair value of non-derivative financial assets and liabilities that are not quoted in active markets are estimated through the use of discounted cash flows calculated on market variables observed as of the date of the financial statements. The fair value of derivative instruments is estimated through the discount of future cash flows, determined according to information observed in the market     or to variables and prices obtained from third parties.

b)     Financial instruments as per category:

As of December 31, 2012	Fair value with changes in income	Cash and cash equivalents, loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Derivative financial instruments	153,223	-	65,541	218,764
Marketable securities and investments in other companies	1,227,251	-	-	1,227,251
Total others financial assets	1,380,474	-	65,541	1,446,015
Cash and cash equivalents	-	102,337,275	-	102,337,275
Accounts receivable – trade and other receivables (net)	-	204,570,870	-	204,570,870
Accounts receivable from to related companies	-	10,026,105	-	10,026,105
Total	1,380,474	316,934,250	65,541	318,380,265

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

As of December 31, 2012	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Liabilities
Bank borrowings	-	-	81,963,852	81,963,852
Bonds payable	-	-	152,835,990	152,835,990
Financial leases obligations	-	-	16,479,152	16,479,152
Deposits for return of bottles and containers	-	-	11,861,158	11,861,158
Derivative financial instruments	495,012	361,838	-	856,850
Total Others financial liabilities	495,012	361,838	263,140,152	263,997,002
Accounts payable - trade and other payables	-	-	166,117,378	166,117,378
Accounts payable to related companies	-	-	10,405,355	10,405,355
Total	495,012	361,838	439,662,885	440,519,735

As of December 31, 2011	Fair value with changes in income	Cash and cash equivaletns and Loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Derivative financial instruments	2,607,349	-	396,459	3,003,808
Marketable securities and investments in other companies	1,134,820	-	-	1,134,820
Total others financial assets	3,742,169	-	396,459	4,138,628
Cash and cash equivalents	-	178,065,758	-	178,065,758
Accounts receivable – trade and other receivables (net)	-	193,065,252	-	193,065,252
Accounts receivable from to related companies	-	10,314,799	-	10,314,799
Total	3,742,169	381,445,809	396,459	385,584,437

As of December 31, 2011	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Liabilities
Bank borrowings	-	-	74,089,495	74,089,495
Bonds payable	-	-	151,973,634	151,973,634
Financial leases obligations	-	-	16,078,576	16,078,576
Deposits for return of bottles and containers	-	-	11,908,708	11,908,708
Derivative financial instruments	405,399	4,513,397	-	4,918,796
Total others financial liabilities	405,399	4,513,397	254,050,413	258,969,209
Accounts payable - trade and other payables	-	-	166,203,620	166,203,620
Accounts payable to related entities	-	-	10,470,242	10,470,242
Total	405,399	4,513,397	430,724,275	435,643,071

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments as per type of agreement at the closing of each year is as follows:

	As of December 31, 2012				As of December 31, 2011
	Number Agreements	Nominal amounts thousand	Asset	Liability	Number Agreements	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency interest rate swaps USD/EURO	-	-	-	-	1	4,476	194,531	35,005
Less than a year	-	-	-	-	-	40	-	35,005
Between 1 and 5 years	-	-	-	-	1	4,436	194,531	-
Cross currency interest rate swaps USD/EURO	1	4,483	65,541	34,386	1	4,461	201,928	-
Less than a year	-	47	-	34,386	1	4,461	201,928	-
Between 1 and 5 years	1	4,436	65,541	-	-	-	-	-
Cross currency interest rate swaps USD/EURO	1	3,900	-	97,842	1	70,089	-	4,306,834
Less than a year	1	3,900	-	97,842	1	70,089	-	4,306,834
Cross interest rate swaps USD/USD	1	10,107	-	229,610	1	10,091	-	171,558
Less than a year	-	107	-	72,658	-	91	-	78,590
Between 1 and 5 years	1	10,000	-	156,952	1	10,000	-	92,968
Forwards USD	17	55,692	119,822	430,580	23	59,609	2,532,570	390,213
Less than a year	17	55,692	119,822	430,580	23	59,609	2,532,570	390,213
Forwards Euro	6	2,132	22,569	64,432	9	(57)	67,807	8,406
Less than a year	6	2,132	22,569	64,432	9	(57)	67,807	8,406
Forwards CAD	1	(2,740)	1,932	-	4	(2,480)	3,642	6,545
Less than a year	1	(2,740)	1,932	-	4	(2,480)	3,642	6,545
Forwards GBP	3	(1,432)	8,899	-	4	(1,438)	3,330	235
Less than a year	3	(1,432)	8,899	-	4	(1,438)	3,330	235
Total derivative instruments	30		218,763	856,850	44		3,003,808	4,918,796

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging classification; consequently their effects are recorded in Income, in Other gain (loss), separately from the hedged item.

In the case of Cross Currency Interest Rate Swaps and the Cross Interest Rate Swap, these qualify as cash flow hedges  related to loans from Banco del Estado de Chile (debt ceded by BBVA S.A. New York Branch), Banco de Chile and Banco Scotiabank, see additional disclosures in Note 27.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

As of December 31, 2012
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	ThCh$	Currency	ThCh$	ThCh$
Scotiabank	Interest rate and exchange rate fluctuation in loans	USD	1,872,482	EUR	1,970,324	(97,842)	03/26/2013
Banco de Chile	Interest rate and exchange rate fluctuation in loans	USD	2,162,489	EUR	2,131,334	31,155	07/11/2016
Banco de Chile	Interest rate and exchange rate fluctuation in loans	USD	4,875,173	USD	5,104,783	(229,610)	07/07/2016

As of December 31, 2011
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	ThCh$	Currency	ThCh$	ThCh$
Banco BBVA	Interest rate and exchange rate fluctuation in loans	USD	36,602,431	UF	40,909,265	(4,306,834)	11.23.2012
Banco de Chile	Interest rate and exchange rate fluctuation in loans	USD	2,318,852	EUR	2,116,924	201,928	07.11.2012
Banco de Chile	Interest rate and exchange rate fluctuation in loans	USD	2,341,092	EUR	2,181,566	159,526	07.11.2016
Banco de Chile	Interest rate and exchange rate fluctuation in loans	USD	5,278,466	USD	5,450,024	(171,558)	07.07.2016

The Consolidated Statement of Other Comprehensive Income includes under the caption cash flow hedge, for the years ended December 31, 2012, 2011 and 2010, a debit after income taxes of ThCh$ 826,120, ThCh$ 239,524 and ThCh$ 429,445, respectively, relating to the fair value of the Cross Currency Interest Swap derivative instruments.

Fair value hierarchies

The financial instruments recorded at fair value in the Statement of Financial Position are classified as follows, depending on the method used to obtain their fair values:

Level 1                  Fair value obtained through direct reference to quoted market prices, without any adjustment.

Level 2                  Fair value obtained through the use of valuation models accepted in the market and based on prices different from those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).

Level 3                  Fair value obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

The fair value of financial facilities recorded at fair value in the Statement of Financial Position, are as follows:

As of December 31, 2012	Recorded Fair Value	Fair Value Hierarchy
	ThCh$	Level 1	Level 2	Level 3
		ThCh$	ThCh$	ThCh$
Derivative financial instruments	153,222	-	153,222	-
Market securities and investments in other companies	1,227,251	1,227,251	-	-
Derivative hedge assets	65,541	-	65,541	-
Fair value financial assets	1,446,014	1,227,251	218,763	-
Derivative hedge liabilities	361,838	-	361,838	-
Derivative financial instruments	495,012	-	495,012	-
Fair value financial liabilities	856,850	-	856,850	-

As of December 31, 2011	Recorded Fair Value	Fair Value Hierarchy
	ThCh$	Level 1	Level 2	Level 3
		ThCh$	ThCh$	ThCh$
Derivative financial instruments	2,607,349	-	2,607,349	-
Market securities and investments in other companies	1,134,820	1,134,820	-	-
Derivative hedge assets	396,459	-	396,459	-
Fair value financial assets	4,138,628	1,134,820	3,003,808	-
Derivative hedge liabilities	4,513,397	-	4,513,397	-
Derivative financial instruments	405,399	-	405,399	-
Fair value financial liabilities	4,918,796	-	4,918,796	-

During year ended as of December 31, 2012, the Company has not made any significant instrument transfer between levels 1 and 2.

Credit Quality of financial assets

The Company uses two credit assessment systems for its clients: a) Clients with loan insurance are assessed according to the external risk criteria (trade reports, non-compliance and protested documents that are available in the local market), payment capability and equity situation required by the insurance company to grant a loan coverage; b) All other the clients are assessed through an ABC risk model, which considers internal risk (non-compliance and protested documents), external risk (trade reports, non-compliance and protested documents that  are available in the local market) payment capacity and equity situation. The uncollectible rate during the last two years has not been significant.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 7   Financial Information as per operating segments

The Company’s operations are presented in six operating segments, with corporate expense presented separately. The accounting policies used for each segment are the same as those used in the Consolidated Financial Statements described in Note 2.3.

Segment	Operations included in the segments
Beer Chile	Cervecera CCU Chile Ltda. and Compañía Cervecera Kunstmann S.A.
CCU Argentina	CCU Argentina S.A., Compañía Industrial Cervecera S.A., Doña Aída S.A. and Don Enrique Pedro S.A.
Non alcoholic	Embotelladoras Chilenas Unidas S.A. , Aguas CCU-Nestlé Chile S.A. and Vending CCU Ltda.
Wine	Viña San Pedro Tarapacá S.A.
Spirits	Compañía Pisquera de Chile S.A.
Others (*)	UES and UAC

(*) UES: Strategic Service Units: Transportes CCU Limitada, Comercial CCU S.A. and Fábrica de Envases Plásticos S.A.
UAC: Corporate Support Units located in the Parent Company.
In addition this segment presents the elimination of transactions between segments.

The Company’s operations are carried out primarily in Chile and Argentina, the latter includes exclusively segments of beers, cider and wines in the domestic market sales. The rest of the segments operate only in Chile.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Information as per operating segments for the year ended as of December 31, 2012 and 2011:

	Beer Chile		CCU Argentina		Non alcoholic		Wines		Spirits		Others		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	316,545,195	309,286,574	246,140,112	216,194,072	287,312,904	243,329,756	144,593,467	132,933,733	62,055,212	49,360,939	5	-	1,056,646,895	951,105,074
Other income	3,739,080	3,208,076	4,777,057	4,488,308	1,222,039	1,226,330	4,642,408	5,390,734	1,403,545	492,143	3,258,870	3,640,006	19,042,999	18,445,597
Sales revenue between segments	559,331	521,953	78,860	220,708	3,597,936	3,953,248	321,491	23,820	93,569	1,082,518	(4,651,187)	(5,802,247)	-	-
Net sales	320,843,606	313,016,603	250,996,029	220,903,088	292,132,879	248,509,334	149,557,366	138,348,287	63,552,326	50,935,600	(1,392,312)	(2,162,241)	1,075,689,894	969,550,671
Change %	2.5	-	13.6	-	17.6	-	8.1	-	24.8	-	-	-	10.9
Cost of Sales	(130,587,289)	(122,416,520)	(97,711,455)	(91,236,912)	(138,906,303)	(123,713,022)	(95,634,950)	(89,849,938)	(38,864,930)	(29,153,030)	8,617,680	8,507,887	(493,087,247)	(447,861,536)
% of Net sales	40.7	39.1	38.9	41.3	47.5	49.8	63.9	64.9	61.2	57.2	-	-	45.8	46.2
Gross Margin	190,256,317	190,600,083	153,284,574	129,666,176	153,226,576	124,796,312	53,922,416	48,498,349	24,687,396	21,782,570	7,225,368	6,345,646	582,602,647	521,689,135
MSD&A (1)	(105,512,857)	(97,195,786)	(125,399,631)	(100,412,990)	(107,666,627)	(88,697,801)	(43,175,330)	(40,241,921)	(18,516,311)	(15,591,794)	(4,972,009)	(6,867,078)	(405,242,765)	(349,007,370)
% of Net sales	32.9	31.1	50.0	45.5	36.9	35.7	28.9	29.1	29.1	30.6	-	-	37.7	36.0
Other operating income (expenses)	358,389	678,693	296,946	(52,044)	(213,583)	1,041,356	306,013	2,165,898	1,601,331	192,244	1,479,233	3,204,267	3,828,329	7,230,414
Operating Result before Exceptional Items (EI)	85,101,849	94,082,990	28,181,889	29,201,142	45,346,366	37,139,867	11,053,099	10,422,326	7,772,416	6,383,020	3,732,592	2,682,835	181,188,211	179,912,179
Change %	(9.5)	-	(3.5)	-	22.1	-	6.1	-	21.8	-	-	-	0.7
% of Net sales	26.5	30.1	11.2	13.2	15.5	14.9	7.4	7.5	12.2	12.5	-	-	16.8	18.6
Exceptional items (EI) (2)	-	5,328,789	-	(384,107)	-	1,235,685	-	6,467,220	-	307,071	-	(49,284)	-	12,905,374
Operating Result (3)	85,101,849	99,411,779	28,181,889	28,817,035	45,346,366	38,375,552	11,053,099	16,889,546	7,772,416	6,690,091	3,732,592	2,633,551	181,188,211	192,817,553
Change %	(14.4)		(2.2)		18.2		(34.6)		16.2	-	-	-	(6.0)
% of Net sales	26.5	31.8	11.2	13.0	15.5	15.4	7.4	12.2	12.2	13.1	-	-	16.8	19.9
Net financial expense	-	-	-	-	-	-	-	-	-	-	-	-	(9,362,207)	(7,324,356)
Equity and income of joint venture	-	-	-	-	-	-	-	-	-	-	-	-	(177,107)	(698,253)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	-	-	-	-	(1,002,839)	(1,078,604)
Results as per adjustment units	-	-	-	-	-	-	-	-	-	-	-	-	(5,057,807)	(6,728,451)
Other gains (losses)	-	-	-	-	-	-	-	-	-	-	-	-	(4,478,021)	3,010,058
Income before taxes	-	-	-	-	-	-	-	-	-	-	-	-	161,110,230	179,997,947
Income taxes	-	-	-	-	-	-	-	-	-	-	-	-	(37,133,330)	(45,195,746)
Income of year	-	-	-	-	-	-	-	-	-	-	-	-	123,976,900	134,802,201
Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	9,544,167	12,050,607
Net income attributable to equity holders of the parent	-	-	-	-	-	-	-	-	-	-	-	-	114,432,733	122,751,594
Depreciation and amortization	19,256,773	16,165,010	6,939,340	5,897,854	11,965,428	10,427,300	6,566,207	6,418,774	2,063,116	1,877,002	7,969,256	6,996,063	54,760,120	47,782,003
ORBDA before EI	104,358,622	110,248,000	35,121,229	35,098,996	57,311,794	47,567,167	17,619,306	16,841,100	9,835,532	8,260,022	11,701,848	9,678,898	235,948,331	227,694,182
Change %	(5.3)	-	0.1	-	20.5	-	4.6	-	19.1	-	-	-	3.6	-
% of Net sales	32.5	35.2	14.0	15.9	19.6	19.1	11.8	12.2	15.5	16.2	-	-	21.9	23.5
ORBDA (4)	104,358,622	115,576,789	35,121,229	34,714,889	57,311,794	48,802,852	17,619,306	23,308,320	9,835,532	8,567,093	11,701,848	9,629,614	235,948,331	240,599,556
Change %	(9.7)	-	1.2	-	17.4	-	(24.4)	-	14.8	-	-	-	(1.9)
% of Net sales	32.5	36.9	14.0	15.7	19.6	19.6	11.8	16.8	15.5	16.8	-	-	21.9	24.8

(1) MSD&A, included Marketing, Selling, Distribution and Administrative expenses

(2) The Company has considered this result as a Exceptional items (EI) related to earthquake insurance compensation for an amount of ThCh$ 13,289,481 (Note 12) and restructuring charges of cider business in Argentina for an amount of ThCh$ 384,107, both figures for the year 2011.

(3) Operating result (For management purposes we have defined as earnings before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(4) ORBDA (For management purpose we have defined as Operating Result before Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Information as per operating segments for the year ended as of December 31, 2011 and 2010:

	Beer Chile		CCU Argentina		Non alcoholic		Wines		Spirits		Others		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	309,286,574	283,448,500	217,024,984	151,951,892	243,329,756	218,841,014	132,933,733	125,789,685	49,360,939	40,596,038	(830,913)	-	951,105,073	820,627,129
Other income	3,208,076	2,924,908	3,657,396	2,227,059	1,226,330	1,152,031	5,390,734	6,483,603	492,143	1,183,682	4,470,919	3,659,915	18,445,598	17,631,198
Sales revenue between segments	521,953	1,607,870	220,708	2,184,291	3,953,248	3,482,580	23,820	19,228	1,082,518	1,437,904	(5,802,247)	(8,731,873)	-	-
Net sales	313,016,603	287,981,278	220,903,088	156,363,242	248,509,334	223,475,625	138,348,287	(132,292,516)	50,935,600	43,217,624	(2,162,241)	(5,071,958)	969,550,671	838,258,327
Change %	8.7	-	41.3	-	11.2	-	4.6	-	17.9	-	-	-	15.7	-
Cost of Sales	(122,416,520)	(113,816,292)	(91,236,912)	(66,542,994)	(123,713,022)	(106,397,800)	(89,849,938)	(83,875,956)	(29,153,030)	(22,621,716)	8,507,887	11,709,998	(447,861,535)	(381,544,760)
% of Net sales	39.1	39.5	41.3	42.6	49.8	47.6	64.9	63.4	57.2	52.3	-	-	46.2	45.5
Gross Margin	190,600,083	174,164,986	129,666,176	89,820,248	124,796,312	117,077,825	48,498,349	48,416,560	21,782,570	20,595,908	6,345,646	6,638,040	521,689,136	456,713,567
MSD&A (1)	(97,195,786)	(89,203,343)	(100,412,990)	(68,006,318)	(88,697,801)	(83,171,823)	(40,241,921)	(38,371,656)	(15,591,794)	(14,368,401)	(6,867,078)	(7,964,195)	(349,007,370)	(301,085,736)
% of Net sales	31.1	31.0	45.5	43.5	35.7	37.2	29.1	29.0	30.6	33.2	-	-	36.0	31.1
Other operating income (expenses)	678,693	332,914	(52,044)	214,423	1,041,356	299,155	2,165,898	210,669	192,244	181,860	3,204,267	232,786	7,230,414	1,471,807
Operating Result before Exceptional Items (EI)	94,082,990	85,294,557	29,201,142	22,028,353	37,139,867	34,205,157	10,422,326	10,255,573	6,383,020	6,409,367	2,682,835	(1,093,369)	179,912,180	157,099,638
Change %	10.3	-	32.6	-	8.6	-	1.6	-	(0.4)	-	-	-	14.5	-
% of Net sales	30.1	29.6	13.2	14.1	14.9	15.3	7.5	7.8	12.5	14.8	-	-	18.6	18.7
Exceptional items (EI) (2)	5,328,789	-	(384,107)	-	1,235,685	-	6,467,220	-	307,071	-	(49,284)	6,790,933	12,905,374	6,790,933
Operating Result (3)	99,411,779	85,294,557	28,817,035	22,028,353	38,375,552	34,205,157	16,889,546	10,255,573	6,690,091	6,409,367	2,633,551	5,697,564	192,817,554	163,890,571
Change %	16.6		30.8		12.2		64.7		4.4		-	-	17.7
% of Net sales	31.8	29.6	13.0	14.1	15.4	15.3	12.2	7.8	13.1	14.8	-	-	19.9	19.6
Net financial expense	-	-	-	-	-	-	-	-	-	-	-	-	(7,324,356)	(8,285,580)
Equity and income of joint venture	-	-	-	-	-	-	-	-	-	-	-	-	(698,253)	(683,652)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	-	-	-	-	(1,078,604)	(1,400,700)
Results as per adjustment units	-	-	-	-	-	-	-	-	-	-	-	-	(6,728,451)	(5,075,841)
Other gains (losses)	-	-	-	-	-	-	-	-	-	-	-	-	3,010,058	(654,683)
Income before taxes	-	-	-	-	-	-	-	-	-	-	-	-	179,997,948	147,790,115
Income taxes	-	-	-	-	-	-	-	-	-	-	-	-	(45,195,746)	(27,853,445)
Income of year	-	-	-	-	-	-	-	-	-	-	-	-	134,802,202	119,936,670
Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	12,050,607	9,237,155
Net income attributable to equity holders of the parent	-	-	-	-	-	-	-	-	-	-	-	-	122,751,595	110,699,515
Depreciation and amortization	16,165,010	15,746,565	5,897,854	4,850,511	10,427,300	9,617,800	6,418,774	6,471,661	1,877,002	1,671,960	6,996,063	6,842,322	47,782,003	45,200,819
ORBDA before EI	110,248,000	101,041,122	35,098,996	26,878,864	47,567,167	43,822,957	16,841,100	16,727,234	8,260,022	8,081,327	9,678,898	5,748,953	227,694,183	202,300,457
Change %	9.1	-	30.6	-	8.5	-	0.7	-	2.2	-	-	-	12.6	-
% of Net sales	35.2	35.1	15.9	17.2	19.1	19.6	12.2	12.6	16.2	18.7	-	-	23.5	24.1
ORBDA (4)	115,576,789	101,041,122	34,714,889	26,878,864	48,802,852	43,822,957	23,308,320	16,727,234	8,567,093	8,081,327	9,629,614	12,539,886	240,599,557	209,091,390
Change %	14.4	-	29.2	-	11.4	-	39.3	-	6.0	-	-	-	15.1	-
% of Net sales	36.9	35.1	15.7	17.2	19.6	19.6	16.8	12.6	16.8	18.7	-	-	24.8	24.9

(1) MSD&A, included Marketing, Selling, Distribution and Administrative expenses

(2) The Company has considered this result as a Exceptional items (EI) related to earthquake insurance compensation for an amount of ThCh$ 13,289,481 (Note 12) and restructuring charges of cider business in Argentina for an amount of ThCh$ 384,107, both figures for the year 2011 and ThCh$ 6,790,933 for the year 2010, related to the sale of land in Perú (Note 13).

(3) Operating result (For management purposes we have defined as earnings before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(4) ORBDA (For management purpose we have defined as Operating Result before Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Sales information by geographic location

Net sales per geographical location	For the years ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Chile	816,748,846	739,131,946	671,601,022
Argentina	258,941,048	230,418,725	166,657,305
Total	1,075,689,894	969,550,671	838,258,327

See distribution of domestic and exports revenues in Note 9.

Depreciation and amortization as per segment

Property, plant and equipment depreciation and amortization of software	For the years ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Beer Chile	19,256,773	16,165,010	15,746,565
CCU Argentina	6,939,340	5,897,854	4,850,511
Non alcoholic	11,965,428	10,427,300	9,617,800
Wine	6,566,207	6,418,774	6,471,661
Spirits	2,063,116	1,877,002	1,671,960
Others (1)	7,969,256	6,996,063	6,842,322
Total	54,760,120	47,782,003	45,200,819

(1) Other includes depreciation and amortization corresponding to the Corporate Support Units and Strategic Service Units.

Capital expenditures as per segment

Capital expenditures (property, plant and equipment and software additions)	For the years ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Beer Chile	23,220,813	23,504,694	28,929,985
CCU Argentina	26,945,555	13,994,020	9,483,055
Non alcoholic	27,659,048	14,758,599	15,347,030
Wine	9,137,730	8,309,162	4,115,074
Spirits	1,844,317	1,030,063	828,196
Others (1)	28,838,059	16,250,389	5,692,824
Total	117,645,522	77,846,927	64,396,164

(1) Other includes the capital investments corresponding to the Corporate Support Units and Strategic Service Units.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Assets per segment

Assets per segment	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Beer Chile	243,325,487	238,807,609
CCU Argentina	164,191,856	165,731,024
Non alcoholic	196,286,454	175,730,472
Wine	270,696,952	270,024,508
Spirits	67,168,488	58,743,558
Others (1)	384,778,503	389,327,339
Total	1,326,447,740	1,298,364,510

(1) Other includes goodwill and the assets corresponding to the Corporate Support Units and Strategic Service Units.

Assets per geographic location

Assets per geographical location	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Chile	1,114,620,964	1,116,359,416
Argentina	211,826,776	182,005,094
Total	1,326,447,740	1,298,364,510

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Segment’s additional information

The Consolidated Statement of Income classified according to the Company’s operations management is as follows:

Consolidated Statement of Income	Notes	For the years ended December 31,
		2012	2011	2010
		ThCh$	ThCh$	ThCh$
Net sales		1,056,646,895	951,105,074	820,627,129
Other income		19,042,999	18,445,597	17,631,198
Net sales	9	1,075,689,894	969,550,671	838,258,327
Change %		10.9	15.7	-
Cost of sales		(493,087,247)	(447,861,536)	(381,544,760)
% of net sales		45.8	46	46
Gross margin		582,602,647	521,689,135	456,713,567
MSD&A (1)		(405,242,765)	(349,007,370)	(301,085,736)
% of net sales		37.7	36.0	31.1
Other operating income (expenses)		3,828,329	7,230,414	1,471,807
Operating result before exceptional items (EI)		181,188,211	179,912,179	157,099,638
Change %		0.71	14.5
% of net sales		16.8	18.6	18.7
Exceptional items (EI) (2)		-	12,905,374	6,790,933
Operating result (3)		181,188,211	192,817,553	163,890,571
Change %		(6.0)	17.7	-
% of net sales		16.8	19.9	19.6
Net financial expense	11	(9,362,207)	(7,324,356)	(8,285,580)
Equity and income of joint venture	19	(177,107)	(698,253)	(683,652)
Foreign currency exchange differences	11	(1,002,839)	(1,078,604)	(1,400,700)
Result as per adjustment units	11	(5,057,807)	(6,728,451)	(5,075,841)
Other gains (losses) net	13	(4,478,021)	3,010,058	(654,683)
Income before taxes		161,110,230	179,997,947	147,790,115
Income taxes	26	(37,133,330)	(45,195,746)	(27,853,445)
Net income of year		123,976,900	134,802,201	119,936,670
Non-controlling interests	32	9,544,167	12,050,607	9,237,155
Equity holders of the parent		114,432,733	122,751,594	110,699,515
Depreciation and amortization		54,760,120	47,782,003	45,200,819
ORBDA before EI		235,948,331	227,694,182	202,300,457
Change %		3.6	12.6	-
% of net sales		21.9	23.5	24.1
ORBDA (4)		235,948,331	240,599,556	209,091,390
Change %		(1.9)	15.1	-
% of net sales		21.9	24.8	24.9

See definition of (1), (2), (3) and (4) in information as per operating segment.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Information per segments of joint ventures

The Company’s Management reviews the financial position and the operating results of all its joint ventures described in Note 19. The information that appears below relates to 100% joint ventures: Viña Valles de Chile S.A. (wine segment), Cervecería Austral S.A. (beer segment) and Foods Compañía de Alimentos CCU S.A. (foods segment), which represents the figures that have not been consolidated in the Company’s financial statements as joint ventures are accounted for under the equity method, as explained in Note 2.2.

The figures for 100% each entity in summary form are as follows:

	As of December 31, 2012			As of December 31, 2011			As of December 31, 2010
	Valles de Chile S.A. (1)	Cervecería Austral S.A. (1)	Foods S.A.	Valles de Chile S.A. (1)	Cervecería Austral S.A. (1)	Foods S.A.	Valles de Chile S.A. (1)	Cervecería Austral S.A. (1)	Foods S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	-	6,633,014	20,529,548	5,249,831	6,742,979	18,963,856	5,102,297	6,178,320	17,941,651
Operating results	-	91,569	(413,580)	(1,611,372)	319,065	301,086	(931,429)	348,364	(872,545)
Income of year	-	95,114	(449,925)	(1,251,395)	260,699	(381,620)	(970,088)	304,816	(712,806)
Capital expenditures	-	703,445	1,009,462	281,811	694,159	1,530,179	1,013,222	668,497	1,282,212
Depreciation and amortization	-	(358,850)	(922,112)	(625,161)	(312,912)	(659,743)	(540,138)	(233,909)	(555,991)
Current assets	-	3,159,893	8,364,951	-	3,010,585	7,912,917	6,119,442	3,482,610	7,211,427
Non-current assets	-	4,270,639	27,321,395	-	3,864,213	27,263,481	13,533,153	3,368,334	26,194,670
Current liabilities	-	1,582,482	9,709,334	-	1,120,721	9,109,055	4,642,625	1,217,929	7,083,095
Non-current liabilities	-	231,159	727,260	-	205,455	367,666	481,547	202,752	241,705

(1) See Note 19.

Note 8 Business Combinations

a) Doña Aída S.A. and Don Enrique Pedro S.A.

Year 2010 and 2011 Acquisitions

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

On April 6, 2011, CICSA made an additional purchase of shares of 14.272% of Doña Aída S.A. and 14.2667% of Don Enrique Pedro S.A., through its subsidiary Compañía Industrial Cervecera S.A. (CICSA). As a consequence, CICSA became the owner of 85.728% and 85.734%, respectively, of these subsidiaries.

Subsequently, on September 20, 2011, CICSA, acquired the remaining percentage of the equity rights of Doña Aída S.A. and Don Enrique Pedro S.A. As a consequence CICSA became the owner of 100% of those subsidiaries. During December 2011, CICSA sold 5% of Doña Aida S.A. and Don Enrique Pedro S.A to CCU Argentina.

The Company disbursed for these transaction a total amount of ThCh$ 9,157,728 (ThCh$ 3,023,219 in 2011 and
ThCh$ 6,134,509 in 2010).

At the date of issue of these consolidated financial statements, fair values of assets, liabilities and contingent liabilities have been determined resulting in goodwill and intangible assets (See Note 20 and 21).

It is expected that the acquisition of these companies increases their productive capacities, through the expansion of their productive assets, growth in market share through the various brands market and participation in local and foreign markets, as well as operational improvements as a result of synergies obtained in the operational and administrative functions.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

b) Viña Valles de Chile S.A.

In the month of December 2011, Viña Valles de Chile S.A. became a subsidiary of Viña San Pedro Tarapacá S.A. as described in Note 19.

Year 2012 Acquisitions

As explained in Note 18, the Company has made a business combination during 2012.

Note 9 Net Sales

Net sales distributed between domestic and export, are as follows:

	For the years ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Domestic sales	980,795,179	877,824,070	749,160,413
Exports sales	94,894,715	91,726,601	89,097,914
Total	1,075,689,894	969,550,671	838,258,327

Note 10 Nature of costs and expenses

Operational costs and expenses grouped by natural classification are as follows:

	For the years ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Raw material cost	361,570,855	327,626,307	275,058,113
Materials and maintenance expense	27,740,998	25,709,929	23,901,442
Personal expense (1)	128,161,486	114,803,745	99,874,443
Transportation and distribution	154,488,838	123,422,050	103,311,030
Advertising and promotion expense	75,977,235	70,028,455	63,734,869
Lease expense	10,985,054	8,345,266	6,825,701
Energy expense	27,713,998	25,932,251	19,796,334
Depreciation and amortization	54,760,120	47,782,003	45,200,819
Other expenses	58,687,671	54,395,399	45,887,941
Total	900,086,255	798,045,405	683,590,692

(1)  See Note 31 Employee benefits.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 11 Financial results

The financial income composition is as follows:

Financial Results	For the years ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Financial income	7,692,672	7,086,555	2,383,007
Financial cost	(17,054,879)	(14,410,911)	(10,668,587)
Foreign currency exchange differences	(1,002,839)	(1,078,604)	(1,400,700)
Result as per adjustment units	(5,057,807)	(6,728,451)	(5,075,841)
Total	(15,422,853)	(15,131,411)	(14,762,121)

Note 12 Other income by function

The detail of other income by function is as follows:

	For the years ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Earthquake insurance compensation (1)	-	13,289,481	-
Others	5,584,572	8,022,806	2,432,003
Total	5,584,572	21,312,287	2,432,003

(1)   Earthquake insurance compensation

        As of December 31, 2010 the insurance claim process related to the damages caused by the earthquake of February 27, 2010, was still on going. The final liquidator´s report and its subsequent ratification by the parties were pending.

        As of December 31, 2010, the recovery of ThCh$ 27,315,436 related to the recorded book value of assets damaged and expenses incurred was considered to be virtually certain under IAS 37 by the Company.

        Of this amount, ThCh$ 21,721,759 was received in cash from the insurance company at December 31, 2010 and reflected in cash flow from operating activities. Additionally, ThCh$ 5,593,677 was recorded as an account receivable based on a confirmation from the insurance company, amount that was collected in the year 2011, when the insurance claims process was completed. At the date of such final settlement the total amount of the book value of the damaged assets and expenses incurred was ThCh$ 30,188,980, receiving a total compensation for ThCh$ 43,617,835, of which ThCh$ 21,896,076 was received during the year 2011 (See Note 14).

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

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 13 Other Gain and Loss

The detail of other gain (loss) items is as follows:

Other gain and (loss)	For the years ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Result on sale of land (Perú) (*)	-	-	6,790,933
Results derivative contracts	(4,030,484)	2,459,262	(1,048,194)
Marketable securities to fair value	92,469	(227,034)	392,018
Other	(540,006)	777,830	1,493
Total	(4,478,021)	3,010,058	6,136,250

(*) For purposes of financial information as per operating segment (Note 7), the Company has considered these results as   Exceptional   Item (EI).

Note 14   Cash and cash equivalents

Cash and cash equivalent balances were as follows:

	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$	ThCh$
Cash	11,015	136,754	2,839,227
Overnight deposits	1,119,358	308,625	399,249
Bank balances	44,411,396	22,955,522	26,086,086
Time deposits	9,454,130	100,723,260	45,788,575
Investments in mutual funds	-	104,926	2,341,329
Securities purchased under resale agreements	47,341,376	53,836,671	74,202,786
Total	102,337,275	178,065,758	151,657,252

The currency composition of cash and cash equivalents at December 31, 2012, is as follows:

As of December 31, 2012	Chilean Peso	Unidad de Fomento	US Dollar	Euro	Argentine Peso	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	10,659	-	356	-	-	-	11,015
Overnight deposits	1,119,358	-	-	-	-	-	1,119,358
Bank balances	26,813,548	-	412,941	303,571	16,847,635	33,701	44,411,396
Time deposits	8,892,234	-	561,896	-	-	-	9,454,130
Securities purchased under resale agreements	47,341,376	-	-	-	-	-	47,341,376
Total	84,177,175	-	975,193	303,571	16,847,635	33,701	102,337,275

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

The currency composition of cash and cash equivalents at December 31, 2011, is as follows:

As of December 31, 2011	Chilean Peso	Unidad de Fomento	US Dollar	Euro	Argentine Peso	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	136,711	-	43	-	-	-	136,754
Overnight deposits	308,625	-	-	-	-	-	308,625
Bank balances	19,190,647	-	2,685,721	141,146	936,632	1,375	22,955,521
Time deposits	81,865,113	18,963,052	-	-	-	-	100,828,165
Investments in mutual funds	-	-	-	-	22	-	22
Securities purchased under resale agreements	53,836,671	-	-	-	-	-	53,836,671
Total	155,337,767	18,963,052	2,685,764	141,146	936,654	1,375	178,065,758

The composition of cash and cash equivalents at December 31, 2010, is as follows:

As of December 31, 2010	Chilean Peso	Unidad de Fomento	US Dollar	Euro	Argentine Peso	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	2,838,888	-	339	-	-	-	2,839,227
Overnight deposits	399,249	-	-	-	-	-	399,249
Bank balances	17,586,208	-	375,541	1,361,211	6,736,375	23,812	26,083,147
Time deposits	31,148,748	14,642,766	-	-	-	-	45,791,514
Investments in mutual funds	2,341,329	-	-	-	-	-	2,341,329
Securities purchased under resale agreements	74,202,786	-	-	-	-	-	74,202,786
Total	128,517,208	14,642,766	375,880	1,361,211	6,736,375	23,812	151,657,252

The total accumulated cash flows paid in business combinations are as follow:

	As of December 31,
	2,012	2011	2010
	ThCh$	ThCh$	ThCh$

Total paid for business acquisitions:
Amount paid in cash and cash equivalents for business acquisitions (1)	(19,521,946)	(3,257,272)	(10,646,456)
Total	(19,521,946)	(3,257,272)	(10,646,456)

(1) Corresponds to the purchase of Marzurel S.A, Milotur S.A. and Coralina S.A. (See Note 18), Manantial (See Note 18) and Doña Aída S.A. and Don Enrique Pedro S.A. in 2011 and 2010 (See Note 8).

As of December 31, 2011, in the Consolidated Statement of Cash Flow, in Operational Activities, under the heading “Other cash movements” the total amount of ThCh$ 8,936,842 includes the amount of ThCh$ 15,506,731 related to the final compensation received by losses of inventories and interruption of the operational activities (ThCh$ 21,721,759 in 2010 related to partial compensation).

In addition, as of December 31, 2012, in Investing Activities, under the heading "Other cash movements" the amount shown of ThCh$ 6,389,344, is related to the final compensation received for destruction of machinery and equipment from the insurance companies related to the earthquake (See Note 12).

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

As of December 31, 2012, in the Consolidated Statement of Cash Flow, in Financing Activities, under the heading “Payments from changes in ownership interests in subsidiaries", the amount shown of  ThCh$ 12,521,899 is related to the purchase of additional shares of the subsidiary Viña San Pedro Tarapacá S.A. (Note 1, paragraph 4).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 15 Accounts receivables – Trade and other receivables

The accounts receivables – trade and other receivables were as follows:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Accounts receivables
Beer Chile	34,240,155	33,319,709
CCU Argentina	43,837,015	36,729,359
Non-alcoholic	27,386,073	25,403,484
Wine	37,944,826	40,814,420
Spirits	13,050,238	11,875,387
Others	38,353,266	36,211,981
Other accounts receivable	15,396,835	13,426,269
Impairment loss estimate	(5,637,538)	(4,715,357)
Total	204,570,870	193,065,252

The Company’s accounts receivable are denominated in the following currencies:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Chilean Peso	128,498,015	123,527,377
Argentine Peso	46,422,310	39,724,238
US Dollar	20,142,827	19,274,307
Euro	6,973,740	7,960,667
Unidad de Fomento	103,408	106,795
Other currencies	2,430,570	2,471,868
Total	204,570,870	193,065,252

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

The detail of the accounts receivable maturities as of December 31, 2012, is as follows:

	Total	Current Balance	Overdue Balances
			0 to 3 months	3 to 6 month	6 to 12 month	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables:
Beer Chile	34,240,155	31,761,325	1,561,732	300,944	366,185	249,969
CCU Argentina	43,837,015	36,994,466	5,833,134	304,199	529,073	176,143
Non alcoholic	27,386,073	24,680,075	1,282,518	543,269	285,845	594,366
Wine	37,944,826	32,384,595	4,347,028	804,473	205,511	203,219
Spirits	13,050,238	11,698,263	1,079,484	54,392	55,135	162,964
Others (1)	38,353,266	31,351,626	4,884,814	623,745	226,507	1,266,574
Other accounts receivable	15,396,835	15,296,586	-	-	-	-
Sub Total	210,208,408	184,267,185	18,988,710	2,631,022	1,668,256	2,653,235
Impairment loss estimate	(5,637,538)	-	(761,880)	(966,986)	(1,306,619)	(2,602,053)
Total	204,570,870	184,166,936	18,226,830	1,664,036	361,637	51,182

(1) Primarily includes Comercial CCU S.A. which makes sales multiclass on behalf of Cervecera CCU Chile, ECUSA, CPCh, VSPT and Foods.

The detail of the accounts receivable maturities as of December 31, 2011, is as follows:

	Total	Current Balance	Overdue Balances
			0 to 3 months	3 to 6 month	6 to 12 month	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables:
Beer Chile	33,319,709	30,729,737	1,521,732	235,703	243,458	589,079
Beer Argentina	36,729,359	25,632,766	9,077,029	491,467	1,397,434	130,663
Non alcoholic	25,403,484	22,845,949	793,297	447,871	530,796	785,571
Wine	40,814,420	34,339,230	5,420,555	211,730	294,281	548,624
Spirits	11,875,387	10,987,890	643,235	37,580	54,540	152,142
Others (1)	36,211,981	31,989,378	2,260,629	827,980	389,600	744,394
Other accounts receivable	13,426,269	13,426,269	-	-	-	-
Sub Total	197,780,609	169,951,219	19,716,477	2,252,331	2,910,109	2,950,473
Impairment loss estimate	(4,715,357)	-	(176,711)	(324,185)	(1,800,777)	(2,413,684)
Total	193,065,252	169,951,219	19,539,766	1,928,146	1,109,332	536,789

(1) Primarily includes Comercial CCU S.A. which makes sales multiclass on behalf of Cervecera CCU Chile, ECUSA, CPCh, VSPT and Foods.

The Company markets its products through retail, wholesale clients, chains and supermarkets.

As of December 31, 2012, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 29% (29% in 2011) of the total accounts receivable.

As indicated in the Risk management note (Note 5), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% of the accounts receivable balances. For this reason, management estimates that it does not require establishing allowances for further deterioration, in addition to those already constituted based on an aging analysis of these balances.

Accounts over due by more than 6 months for which no allowances have been made correspond primarily to amounts already covered by credit insurance policies.

In addition, certain amounts overdue are only partially impaired for on a case by case analysis in accordance with our credit policies.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

The change in the impairment losses provision for accounts receivable is as follows:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Balance at the beginning of year	4,715,359	3,909,051
Impairment estimate for accounts receivable	2,012,996	1,517,832
Uncollectible accounts	(883,706)	(851,981)
Estimates resulting from business combinations	-	125,849
Effect of translation into presentation currency	(207,111)	14,606
Total	5,637,538	4,715,357

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 16 Accounts and transactions with related companies

Transactions between the Company and its subsidiaries occur in the normal course of operations and have been eliminated during the consolidation process.

The amounts indicated as transactions in the following table relate to trade operations with related companies, which are effected at arm’s length with respect to price and payment conditions. There are no uncollectible estimates decreasing accounts receivable or guarantees provided to related companies.

Balances and transactions with related companies consist of the following:

(1)  Business operations agreed upon in Chilean Pesos. Companies not under a current trade account agreement not accrue interest and have payment terms of 30 days.

(2)  Business operations agreed upon in Chilean Pesos. The remaining balance accrues interest at 90-days active bank rate (TAB) plus an annual spread. Interests is paid or charged against the trade current account.

(3)  Business operations in foreign currencies, not covered by a current trade account, that do not accrue interest and have payment terms of 30 days. Balances are presented at the closing exchange rate.

(4)  An agreement between the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui and Limarí Ltda. due to differences resulting from the contributions made by the latter. It establishes a 3% annual interest over capital, with annual payments to be made in eight installments of UF 1,124 each. Beginning on February 28, 2007 and UF 9,995 payment on February 28, 2014.

(5)  An advanced payment for the future purchase and sale of part of the industrial facility under development. The balance is not subject to interest.

(6) An agreement between the subsidiary Compañía Pisquera de Chile S.A. with Comarca S.A. related to the payment of the access fee for the distribution of products. The pending amount is agreed at two quotes of UF 17,888. Maturities correspond to November 2, 2012 and December 2, 2013, respectively.

(7) Relates to an agreement between the subsidiary Compañía Pisquera de Chile S.A. with Inversiones y Asesorías Monterroso Limitada y Otros, related to the acquisition of 49% of the associated Compañía Pisquera Bauzá S.A. The outstanding balance at December 31, 2011, corresponds to a single payment of UF 65,832 due on December 1, 2013.

The transaction schedule includes all the transactions made with related parties.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

The detail of the accounts receivable and payable from related companies as of December 31, 2012 and 2011 is as follows:

Accounts receivable from related companies

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31,
							2012	2011
							ThCh$	ThCh$
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint Venture	Sales of products	CLP	201,594	129,348
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint Venture	Sales of products	USD	-	14,693
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidary of Joint Venture	Sales of products	CLP	674,851	310,926
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidary of Joint Venture	Lease crane	CLP	970	1,087
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint Venture	Sales of products	CLP	55,664	107,568
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint Venture	Transport service	CLP	863,022	601,752
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(2)	Joint Venture	Remittance received	CLP	4,917,438	5,058,893
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(2)	Joint Venture	Interests	CLP	91,943	148,306
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(2)	Joint Venture	Sale services	CLP	198,925	80,865
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint Venture	Shared services	CLP	232,508	154,324
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Subsidary shareholders	Purchase advance	CLP	1,175,338	870,529
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Subsidary shareholders	Purchase of products	CLP	527,822	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Parent company related	Sales of products	CLP	125,980	104,600
0-E	Heineken Brouwerijen B.V.	Holanda	(3)	Parent company related	Sales of products	Euros	282,841	218,853
0-E	Heineken Italia Spa.	Italia	(3)	Parent company related	Marketing services	Euros	-	16,689
96,427,000-7	Inversiones y Rentas S.A.	Chile	(1)	Parent company related	Sales of products	CLP	2,992	8,111
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller	Sales of products	CLP	130,031	85,302
79,903,790-4	Soc. Agrícola y Ganadera Rio Negro Ltda.	Chile	(1)	Related to the controller	Sales of products	CLP	62,927	452
91,021,000-9	Madeco S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	3,177	1,784
92,236,000-6	Watt's S.A.	Chile	(1)	Subsidary shareholders	Royalty	CLP	18,164	-
90,081,000-8	Compañía Chilena de Fósforos S.A.	Chile	(1)	Subsidary shareholders	Sales of products	CLP	-	568
76,115,132-0	Canal 13 S.P.A.	Chile	(1)	Related to the controller	Adversiting	CLP	-	142,430
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller	Adversiting	CLP	45,803	1,838,797
Total							9,611,990	9,895,877

Non-Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31,
							2012	2011
							ThCh$	ThCh$
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Subsidary Shareholders	Loan	UF	414,115	418,922
Total							414,115	418,922

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Accounts payable to related companies

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31,
							2012	2011
							ThCh$	ThCh$
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint Venture	Purchase of products	CLP	733,356	526,248
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidary of Joint Venture	Marketing services	CLP	52,134	39,169
99,542,980-2	Foods Compañía de Alimentos CCU.S.A	Chile	(1)	Joint Venture	Purchase of products	CLP	433,613	402,300
99,542,980-2	Foods Compañía de Alimentos CCU.S.A	Chile	(1)	Joint Venture	Rebate	CLP	101,532	234
99,542,980-2	Foods Compañía de Alimentos CCU.S.A	Chile	(1)	Joint Venture	Consignation sales	CLP	555,608	507,310
81,805,700-8	Cooperativa agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Subsidary shareholders	Interests	CLP	2,556	154,955
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Subsidary shareholders	Purchase of products	CLP	7,660	12,483
76,736,010-K	Soc.Agrícola y Ganadera Rio Negro Ltda.	Chile	(1)	Related to the controller	Recovery from division	CLP	-	1,163,160
0-E	Heineken Brouwerijen B.V.	Holand	(3)	Parent company related	License and technical assistance	EURO	4,746,235	3,047,871
0-E	Heineken Italia Spa.	Italy	(3)	Parent company related	Purchase of products	CLP	-	26,227
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller	Recovery from division	CLP	192,457	1,127,054
78,105,460-7	Alimentos Nutrabien S.A.	Chile	(1)	Parent company related	Purchase of products	CLP	3,519	5,938
96,908,430-9	Telefónica del Sur Servicios Intermedios S.A.	Chile	(1)	Parent company related	Services telephony	CLP	2,259	-
87,938,700-0	Agroproductos Bauza y Cía Ltda.	Chile	(1)	Related associate	Purchase of products	CLP	557,862	572,859
76,029,691-0	Comarca S.A.	Chile	(3)	Related associate	Acces fee	UF	408,575	398,796
84,898,000-5	Alusa S.A.	Chile	(1)	Parent company related	Purchase of products	CLP	195,701	-
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller	Bill services	CLP	1,260	-
76,115,132-0	Canal 13 S.P.A.	Chile	(1)	Related to the controller	Advertising	CLP	6,659	605
96,689,310-9	Transbank S.A.	Chile	(1)	Related to the controller	Sales commision	CLP	4,902	-
90,160,000-7	Compañía Sud americana de vapores S.A.	Chile	(1)	Related to the controller	Transportation services	CLP	7,477	-
92,048,000-4	Sudamericana Agencias Aereas y Marítima S.A.	Chile	(1)	Related to the controller	Transportation services	CLP	-	83
99,505,690-9	Blue Two Chile S.A.	Chile	(1)	Parent company related	Services telephony	CLP	180	160
Total							8,013,545	7,985,452

Non-Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31,
							2012	2011
							ThCh$	ThCh$
99.542.980-2	Foods Compañía Alimentos CCU S.A.	Chile	(5)	Joint Venture	Purchase of land	CLP	-	610,093
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Subsidary shareholders	Purchase of products	CLP	6,521	8,240
76.029.691-0	Comarca S.A.	Chile	(6)	Related associate	Access fee	UF	881,637	398,796
2.011.044-9	Lorenzo Bauza Alvarez	Chile	(7)	Related associate	Purchase of shares	UF	-	15,421
76.024.758-8	Inversiones y Asesorías Monterroso Ltda.	Chile	(7)	Related associate	Purchase of shares	UF	-	2,966
76.024.756-1	Inversiones y Asesorías El Salto Ltda.	Chile	(7)	Related associate	Purchase of shares	UF	-	2,966
76.024.774-K	Inversiones y Asesorías La Abadesa Ltda.	Chile	(7)	Related associate	Purchase of shares	UF	-	2,966
76.023.031-6	Inversiones y Asesorías Buena Esperanza Ltda.	Chile	(7)	Related associate	Purchase of shares	UF	-	2,966
76.024.767-7	Inversiones y Asesorías Capital y Rentas Ltda.	Chile	(7)	Related associate	Purchase of shares	UF	-	2,966
76.173.468-7	Fondo de Inversión Privado Mallorca	Chile	(7)	Related associate	Purchase of shares	UF	1,503,652	1,437,410
Totales							2,391,810	2,484,790

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Most significant transactions and effects on results:

The following are the most significant transactions with related entities that are not subsidiaries of the Company and their effect on the Statement of Income:

Tax ID	Company	Country of origin	Relationship	Transaction	As of December 31,
					2012		2011		2010
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
0-E	Anheuser Busch Latin America Development Corporation	Estados Unidos	Associate of subsidary	Purchase of products	-	-	-	-	3,193,553	(3,193,553)
0-E	Cervecería Modelo S.A.	México	Associate of subsidary	Sales of products	-	-	-	-	178,699	(178,699)
0-E	Cervecería Modelo S.A.	México	Related subsidary	License and technical assistance	-	-	-	-	166,645	-
0-E	Cervecería del Trópico	México	Related subsidary	License and technical assistance	-	-	-	-	624,076	624,076
0-E	Cervecería del Trópico	México	Related subsidary	Purchase of products	-	-	-	-	2,129,564	-
0-E	Heineken Brouwerijen B.V	Holanda	Parent company related	Adversiting contribution	53,538	(53,538)	55,993	(55,993)	-	-
0-E	Heineken Brouwerijen B.V	Holanda	Parent company related	Purchase of products	-	-	-	-	176,616	30,750
0-E	Heineken Brouwerijen B.V	Holanda	Parent company related	Billed services	191,321	-	-	-	192,095	-
0-E	Heineken Brouwerijen B.V	Holanda	Parent company related	Sales of products	917,456	348,633	1,206,474	458,460	944,793	359,021
0-E	Heineken Brouwerijen B.V	Holanda	Parent company related	Purchase of products	2,711,290	(2,711,290)	2,042,868	(2,042,868)	2,008,841	(2,008,841)
0-E	Heineken Italia Spa.	Italia	Parent company related	Sales of products	-	-	16,689	16,689	58,043	58,043
0-E	Heineken Italia Spa.	Italia	Parent company related	License and technical assistance	38,978	-	90,266	-	33,196	-
0-E	Nestle Waters Argentina S.A.	Italia	Parent company related	Adversiting contribution	45,564	(45,564)	30,497	(30,497)	30,513	(30,513)
0-E	Nestle Waters S.A.	Italia	Parent company related	Purchase of products	135,930	(135,930)	67,137	(67,137)	98,972	(98,972)
90,703,000-8	Nestle Chile S.A.	Italia	Associate of subsidary	Technical assistance	3,253,214	-	2,829,774	-	6,345,689	-
77,051,330-8	Cerveceria Kunstmann Ltda	Chile	Associate of subsidary	Royalty	201,828	161,462	216,971	161,919	212,063	169,650
77,051,330-8	Cerveceria Kunstmann Ltda	Chile	Associate of subsidary	Dividends paid	39,793	39,793	83,672	62,442	54,308	54,308
77,755,610-k	Comercial Patagona Ltda.	Chile	Associate of subsidary	Sales of products	182,773	(182,773)	147,493	(147,493)	96,714	(96,714)
77,755,610-k	Comercial Patagona Ltda.	Chile	Associate of subsidary	Billed services	1,310,486	537,299	1,338,141	548,638	1,149,652	528,840
81,805,700-8	Coop.Agr.Control Pisquero Ltda.	Chile	Subsidary of Joint Venture	Marketing services	23,733	8,878	23,684	9,056	23,519	8,643
81,805,700-8	Coop.Agr.Control Pisquero Ltda.	Chile	Subsidary of Joint Venture	Sales of products	772,631	-	740,121	-	533,449	-
81,805,700-8	Coop.Agr.Control Pisquero Ltda.	Chile	Subsidary of Joint Venture	Loan	6,121,250	-	4,922,212	-	4,296,838	-
90,081,000-8	Compañía Chilena de Fosforo S.A.	Chile	Associate of subsidary	Dividends paid	1,998,104	-	3,000,006	-	1,573,852	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Associate of subsidary	Grape purchase	37,850,647	-	34,134,370	-	39,480,557	-
96,919,980-7	Cervecería Austral S.A.	Chile	Associate of subsidary	Dividends paid	251,203	238,643	235,539	223,762	218,424	207,503
96,919,980-7	Cervecería Austral S.A.	Chile	Parent company related	Dividends paid	258,836	(258,836)	216,856	(216,856)	267,303	(267,303)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint Venture	Sales of products	47,436	47,436	192,628	192,628	75,374	75,374
96,919,980-7	Cervecería Austral S.A.	Chile	Joint Venture	Royalty paid	2,171,939	-	2,293,195	-	1,933,687	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint Venture	Royalty charged	189,029	189,029	-	-	-	-
97,004,000-5	Banco de Chile	Chile	Related to the controller	Purchase of products	36,235	(36,235)	119,388	(119,388)	181,178	(181,178)
97,004,000-5	Banco de Chile	Chile	Related to the controller	Billed services	36,495	12,773	37,984	15,574	44,191	11,048
97,004,000-5	Banco de Chile	Chile	Related to the controller	Services	13,524,375	(42,668)	35,101,844	(87,148)	2,125,909	(102,486)
97,004,000-5	Banco de Chile	Chile	Related to the controller	Sales of products	25,237,997	215,642	143,679,043	935,070	127,401,011	246,018
97,004,000-5	Banco de Chile	Chile	Related to the controller	Derivatives	355,095	(36,027)	343,386	49,424	335,218	61,266
99,531,920-9	Viña Valles de Chile S.A.	Chile	Joint Venture until December 2011	Investments	-	-	157,332	-	22,957	22,957
99,531,920-9	Viña Valles de Chile S.A.	Chile	Joint Venture until December 2011	Leasing paid	-	-	21,935	21,935	5,639	871
99,531,920-9	Viña Valles de Chile S.A.	Chile	Joint Venture until December 2011	Billed services	-	-	89,744	13,862	235,885	-
99,531,920-9	Viña Valles de Chile S.A.	Chile	Joint Venture until December 2011	Sales of products	-	-	5,241,975	-	3,341,762	-
99,531,920-9	Viña Valles de Chile S.A.	Chile	Joint Venture until December 2011	Purchase of products	-	-	2,722,942	-	3,397,762	-
99,542,980-2	Foods Compañía de Alimentos CCU.S.A	Chile	Joint Venture	Remittance paid	359,433	359,433	344,180	344,180	164,004	164,004
99,542,980-2	Foods Compañía de Alimentos CCU.S.A	Chile	Joint Venture	Remittance received	20,993,817	-	17,956,780	-	20,346,141	-
99,542,980-2	Foods Compañía de Alimentos CCU.S.A	Chile	Joint Venture	Interests	20,846,549	-	19,770,757	-	20,160,556	-
99,542,980-2	Foods Compañía de Alimentos CCU.S.A	Chile	Joint Venture	Remittance paid	3,734,008	3,734,008	3,227,744	3,227,744	2,847,937	2,847,937
99,542,980-2	Foods Compañía de Alimentos CCU.S.A	Chile	Joint Venture	Remittance received	276,500	(276,500)	68,058	(68,058)	103,177	(103,177)
99,542,980-2	Foods Compañía de Alimentos CCU.S.A	Chile	Joint Venture	Billed services	12,178,770	-	10,302,926	-	9,956,650	-
99,542,980-2	Foods Compañía de Alimentos CCU.S.A	Chile	Joint Venture	Services received	15,729	7,325	822	378	6,449	2,967
84,898,000-5	Alusa S.A.	Chile	Joint Venture	Consignation sales	1,225,555	-	757,722	-	969,567	-
76,115,132-0	Canal 13 S.P.A	Chile	Related to the controller	Sales of products	3,980,772	(2,367,794)	3,004,581	(2,765,844)	-	-
96,657,690-7	Inversiones Punta Brava S.A.	Chile	Related subsidary	Purchase of products	-	-	8,491	(8,491)	-	-
99,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller	Adversiting	7,400,000	20,926	11,880,000	19,486	60,840,500	30,042
79,903,790-4	Soc. Agrícola y Ganadera Rio Negro Ltda.	Chile	Related to the controller	Paid services	-	-	1,163,161	-	85,868	-
79,903,790-4	Soc. Agrícola y Ganadera Rio Negro Ltda.	Chile	Related to the controller	Investments	1,427	-	-	-	-	-
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller	Recovery from division	243,728	-	1,753,549	-	-	-
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller	Purchase of products	-	-	1,127,054	-	-	-
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller	Recovery of expenses division	94,644	94,644	83,878	83,878	-	-
76,029,691-0	Comarca S.A.	Chile	Related to the controller	Recovery from division	409,460	-	797,592	-	-	-
2,011,044-9	Lorenzo Bauza Alvarez	Chile	Related to the controller	Collected invoices	-	-	15,421	-	-	-
76,024,758-8	Inversiones y Asesorías Monterroso Ltda.	Chile	Related associate	Access fee	-	-	2,966	-	-	-
76,024,756-1	Inversiones y Asesorías El Salto Ltda.	Chile	Related associate	Purchase shares	-	-	2,966	-	-	-
76,024,774-K	Inversiones y Asesorías La Abadesa Ltda.	Chile	Related associate	Purchase shares	-	-	2,966	-	-	-
76,023,031-6	Inversiones y Asesorías Buena Esperanza Ltda.	Chile	Related associate	Purchase shares	-	-	2,966	-	-	-
76,024,767-7	Inversiones y Asesorías Capital y Rentas Ltda.	Chile	Related associate	Purchase shares	-	-	2,966	-	-	-
76,173,468-7	Fondo de Inversión Privado Mallorca	Chile	Related associate	Purchase shares	-	-	1,437,410	-	-	-
87,938,700-0	Agroproductos Bauza y Cía Ltda.	Chile	Related associate	Purchase shares	58,308	(58,308)	-	-	-	-
87,938,700-0	Agroproductos Bauza y Cía Ltda.	Chile	Related associate	Purchase shares	1,101,138	-	572,859	-	-	-

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

 Remuneration of the Management key employees

The Company is managed by a Board of Directors with 9 members who are each in office for a 3-year term and may be re-elected.

The Board was appointed at the General Shareholders Meeting held on April 11, 2012, being elected Mr. Guillermo Luksic Craig, Mr. Andrónico Luksic Craig, Mr. John Nicolson, Mr. Francisco Pérez Mackenna, Mr. Jorge Luis Ramos Santos, Mr. Carlos Molina Solís, Mr. Philippe Pasquet, Mr. Manuel José Noguera Eyzaguirre and Mr. Vittorio Corbo Lioi, who is independent, according to the Law Nº 18,046, in its article 50 bis.  The Chairman and the Vice Chairman, as well as the members of the Directors Committee and Audit Committee were appointed on April 18, 2012. In the same session, and according to Law 18,046, article 50 bis, the Independent Director Mr. Vittorio Corbo Lioi appointed to other members of the Directors Committee, which was composed of the Director Mr. Pérez, Mr. Pasquet and Mr. Corbo. The Audit Committee was composed by Mr. Corbo and Mr. Pasquet.

In addition, as agreed at the same General Shareholders Meeting held on April 11, 2012, the directors’ remuneration consists of a per diem for their attendance at each meeting of UF100 per Director, and twice that amount for the Chairman. Additionally, 3% of the total distributable dividend will be distributed proportionally to each Director. If the distributed dividends exceed 50% of the net profits, the Board of Directors’ share shall be calculated over a maximum of 50% of such profits.

Those directors that are members of the Directors Committee and the Business Committee receive a per diem of UF 34 and UF 17, respectively, for each session they attend. The Directors that are members of the Audit Committee receive a monthly per diem of UF 25.

According to the above, as of December 31, 2012, the Directors received ThCh$ 2,650,706 (ThCh$ 2,317,754 in 2011) in per diems and shares. In addition, ThCh$ 114,775 (ThCh$ 107,298 in 2011) were paid in compensation for profit sharing to the principle executives of the Parent Company.

The following is the total remuneration received by the primary executives of the Parent Company during the years ended as of December 31, 2012 and 2011:

	As of December 31,
	2012	2011
	ThCh$	ThCh$
Salaries	4,964,004	4,891,983
Employees’ short-term benefits	1,774,650	1,629,514
Employments termination benefits	223,734	850,733
Total	6,962,388	7,372,230

The Company grants annual discretionary and variable bonuses, to the primary executives, which are not subject to an agreement and are decided based on compliance with individual and corporate goals and depend on annual results.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 17 Inventories

The inventory balances were as follows:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Finished products	41,370,659	34,799,800
In process products	1,554,265	1,046,718
Agricultural development	6,708,096	5,981,943
Raw materials	84,933,883	79,194,053
In transit raw materials	3,943,443	5,704,060
Materials and products	4,654,938	3,681,613
Realizable net value and obsolescence estimate	(1,254,312)	(1,873,003)
Total	141,910,972	128,535,184

As explained in Note 4, letter b), the Company changed the method of valuation of inventories from FIFO (First In First Out) to WAC (Weighted Average Cost).

The Company wrote off a total of ThCh$ 1,038,364, ThCh$ 398,673 and ThCh$ 337,867 relating to inventory shrinkage and obsolescence for the years ended December 31, 2012, 2011 and 2010, respectively.

Additionally, an estimate for obsolescence include amounts related to low turnover, technical obsolescence and product recalls from the market.

Movement of Realizable net value and obsolescence estimate is as follows:

	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$	ThCh$
Balance at the beginning of year	(1,873,003)	(1,174,334)	(1,437,917)
Inventories write-down estimate	(749,880)	(956,163)	(873,093)
Inventories recognised as an expense	1,363,912	561,531	1,136,676
Business combination	-	(304,037)	-
Conversion effect	4,659	-	-
Total	(1,254,312)	(1,873,003)	(1,174,334)

For the year ended December 31, 2010 all inventories destroyed by the earthquake of February 27, 2010, have been written off.

As of December 31, 2012 and 2011, the Company does not have any inventory pledged as guarantee against financial obligations.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 18   Other non-financial assets

The Company maintained the following other non-financial assets:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Insurance paid	2,215,419	2,583,431
Advertising	4,917,892	4,468,713
Advances to suppliers	9,490,281	3,461,077
Guarantees paid	209,874	248,928
Consumables	415,341	386,503
Dividends receivable	13,806	37,834
Recoverable taxes	1,141,762	1,157,505
Cost of subsidiaries acquired (1)	20,019,207	-
Other	1,192,193	751,205
Total	39,615,775	13,095,196
Current	16,376,293	10,098,360
Non current	23,239,482	2,996,836
Total	39,615,775	13,095,196

(1)  On September 13, 2012, the Company acquired 100% of stock, voting and economic rights of Marzurel S.A., Milotur S.A. and Coralina S.A., which are Uruguayan companies that develop the mineral waters and soft drinks business in that country. In addition, on December 24, 2012, the Company acquired 51% of the stock of Manantial S.A., a Chilean company that develops the business of purified water in large bottles at homes and offices through the use of dispensers, business that is known internationally as HOD (Home and Office Delivery). At the date of issuance of these Consolidated Financial Statements the Company is in the process of assessing the fair values.

Note 19 Investments accounted for by the equity method

Joint ventures

As of December 31, 2012 and 2011, the Company recorded investments qualifying as joint venture, in accordance with IFRS 11.

The share value of the investments in joint ventures is as follows:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Cervecería Austral S.A. (1)	4,701,516	4,669,081
Foods Compañía de Alimentos CCU S.A. (2)	12,624,875	12,849,839
Total	17,326,391	17,518,920

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

The above mentioned values include the goodwill generated through the acquisition of the following joint ventures, which are presented net of any impairment loss:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Total	1,894,770	1,894,770

The results accrued in joint ventures are as follows:

	For the years ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Cervecería Austral S.A.	47,856	130,255	155,732
Foods Compañía de Alimentos CCU S.A.	(224,963)	(190,810)	(354,338)
Viña Valles de Chile S.A. (3)	-	(637,698)	(485,046)
Total	(177,107)	(698,253)	(683,652)

Changes in investments in joint ventures during such periods are as follows:

	For the years ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Balance at the beginning of year	17,518,920	24,913,262	25,601,978
Participation in the joint ventures (loss)	(177,107)	(698,253)	(683,650)
Business combination (1)	-	(6,626,514)	-
Dividends received	(14,966)	(69,899)	-
Other changes	(456)	324	(5,066)
Total	17,326,391	17,518,920	24,913,262

(1) This amount relates to the acquisition of Viña Valles de Chile S.A., in which this company ceased to be a joint venture and became a subsidiary of VSPT.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Following are the significant matters regarding the investments accounted by the equity method:

(1) Cervecería Austral S.A.

A closed stock company is the southernmost brewery in the world which operates a beer manufacturing facility in the southern end of Chile.

(2) Foods Compañía de Alimentos CCU S.A.

A closed stock company devoted to the production and marketing of food products such as cookies and other baked goods, caramels, candy and cereal, among others.

(3) Viña Valles de Chile S.A.

A closed stock company devoted to the production of Premium wines of the Tabalí and Leyda vineyards.

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

The summarized financial information of these companies appears in detail in Note 7.

The Company does not have any contingent liabilities related to joint ventures and associates as of December 31, 2012.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 20   Intangible Assets (net)

The intangible assets movement during the years ended as of December 31, 2011 and 2012 was as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

As of January 1, 2011
Historic cost	46,145,525	16,450,451	656,975	-	63,252,951
Accumulated amortization	-	(11,765,787)	-	-	(11,765,787)
Book Value	46,145,525	4,684,664	656,975	-	51,487,164

As of December 31, 2011
Additions	34,421	1,434,863	47,993	519,200	2,036,477
Additions by business combination	7,388,717	-	-	-	7,388,717
Foreign currency exchange differences	-	-	-	(6,083)	(6,083)
Amortization	-	(1,028,169)	-	(123,718)	(1,151,887)
Conversion effect	235,276	11,988	-	-	247,264
Book Value	53,803,939	5,103,346	704,968	389,399	60,001,652

As of January 1, 2012
Historic cost	53,803,939	17,897,302	704,968	519,200	72,925,409
Accumulated amortization	-	(12,793,956)	-	(129,801)	(12,923,757)
Book Value	53,803,939	5,103,346	704,968	389,399	60,001,652

As of December 31, 2012
Additions	5,105	2,246,204	181,178	169,664	2,602,151
Additions by business combination	403,805	-	-	-	403,805
Foreign currency exchange differences	-	-	-	(26,252)	(26,252)
Amortization	-	(1,313,253)	-	(245,989)	(1,559,242)
Conversion effect	(2,635,354)	(116,793)	-	-	(2,752,147)
Book Value	51,577,495	5,919,504	886,146	286,822	58,669,967

As of December 31, 2012
Historic cost	51,577,495	20,143,506	886,146	662,611	73,269,758
Accumulated amortization	-	(14,224,002)	-	(375,789)	(14,599,791)
Book Value	51,577,495	5,919,504	886,146	286,822	58,669,967

There are no restrictions or any pledge against on intangible assets.

The detail of the Trademarks appears below:

Trademarks	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$	ThCh$
Commercial brands Argentinean beers and cider	11,037,088	13,669,582	9,459,217
Commercial brands Chilean beers	304,518	304,518	286,518
Commercial brands spirits	3,966,691	3,562,886	1,233,638
Commercial brands wines	19,753,839	19,756,699	18,661,209
Commercial brands Watt's	16,515,359	16,510,254	16,504,943
Total	51,577,495	53,803,939	46,145,525

Management has not identified any evidence of impairment of intangible assets.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 21 Goodwill

The goodwill movements during the years ended as of December 31, 2011 and 2012 was as follows:

Goodwill
ThCh$

As of January 1, 2011
Historic cost	67,761,406
Book Value	67,761,406

As of December 31, 2011
Additions by business combintation	5,608,027
Conversion effect	447,384
Book Value	73,816,817

As of January 1, 2012
Historic cost	73,816,817
Book Value	73,816,817

As of December 31, 2012
Conversion effect	(3,761,448)
Book Value	70,055,369

As of December 31, 2012
Historic cost	70,055,369
Book Value	70,055,369

There are no restrictions or pledges against on goodwill.

Goodwill acquired in business combinations is assigned, as of the acquisition date, to the Cash Generating Units (CGU), or group of CGUs that it is expected will benefit from the business combination synergies. The book value of the goodwill assigned to the CGUs inside the Company's segments are:

Segment	Cash Generating Unit	As of December 31, 2012	As of December 31, 2011
	(CGU)	ThCh$	ThCh$
CCU Argentina	CCU Argentina S.A. y filiales	15,906,542	19,667,990
Non alcoholic	Embotelladora Chilenas Unidas S.A.	9,083,766	9,083,766
Wines	Viña San Pedro Tarapacá S.A.	32,400,266	32,400,266
Spirits	Compañía Pisquera de Chile S.A.	12,664,795	12,664,795
Total		70,055,369	73,816,817

Goodwill assigned to the CGU is subject to impairment tests annually or in case there are indications that any of the CGUs could experience impairment between annual tests. The recoverable amount of each CGU is determined as the higher of value in use or fair value less costs to sell. To determine the value in use, the Company uses cash flow projections over a 5-year span, based on the budgets and projections reviewed by Management for the same period. The rates used to discount the projected cash flows reflect the market assessment of the specific risks related to the corresponding CGU and range from a 9.5% to 13.1%. A reasonable change in assumptions would not result in an impairment to goodwill.

The Company has not identified any evidence of impairment of goodwill.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 22 Property, plant and equipment

The movement of Property, plant and equipment as of December 31, 2011 and 2012, is as follows:

	Land, buildings and contruction	Machinery and equipment	Bottles and containers	Other Equipment	Assets under contruction	Furniture, accesories and vehicles	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2011
Historic cost	360,319,055	283,398,816	197,727,009	75,000,895	64,704,584	36,126,934	1,017,277,293
Accumulated depreciation	(96,246,519)	(189,946,081)	(140,220,756)	(58,737,258)	-	(23,964,460)	(509,115,074)
Book Value	264,072,536	93,452,735	57,506,253	16,263,637	64,704,584	12,162,474	508,162,219
As of December 31, 2011
Additions	-	-	-	-	81,526,929	-	81,526,929
Additions by business combination	10,720,900	3,746,048	590,195	-	228,728	204,575	15,490,446
Additions of depreciation accumulated by business combination	(3,002)	(16,435)	(12,961)	-	-	(1,098)	(33,496)
Conversion effect historic cost	482,882	812,518	500,295	215,911	8,660	33,347	2,053,613
Transfers	18,918,012	28,950,367	19,380,432	6,803,547	(77,883,015)	3,830,657	-
Write off	(3,854)	(1,884,743)	(47,375)	(54,180)	-	(1,471)	(1,991,623)
Divesitures	(482,799)	(333,174)	(105)	(20,906)	-	(86,693)	(923,677)
Depreciation	(7,923,464)	(17,085,489)	(13,140,353)	(3,390,393)	-	(5,048,769)	(46,588,468)
Conversion effect depreciation	(44,820)	(318,269)	(193,232)	(167,045)	-	(23,467)	(746,833)
Book Value	285,736,391	107,323,558	64,583,149	19,650,571	68,585,886	11,069,555	556,949,110
As of December 31, 2011
Historic cost	389,954,196	314,689,832	218,150,451	81,945,267	68,585,886	40,107,349	1,113,432,981
Accumulated depreciation	(104,217,805)	(207,366,274)	(153,567,302)	(62,294,696)	-	(29,037,794)	(556,483,871)
Book Value	285,736,391	107,323,558	64,583,149	19,650,571	68,585,886	11,069,555	556,949,110
As of December 31, 2012
Additions	-	-	-	-	121,137,075	-	121,137,075
Conversion effect historic cost	(5,810,365)	(7,712,101)	(5,090,326)	(2,008,854)	(270,283)	(313,338)	(21,205,267)
Transfers	49,887,286	30,216,194	21,083,821	10,471,882	(120,193,483)	8,534,300	-
Diversitures (cost)	(71,137)	(1,107,960)	(32,227,938)	(580,359)	-	(302,267)	(34,289,661)
Diversitures (depreciation)	48,956	945,234	31,727,772	111,977	-	281,107	33,115,046
Write off (cost)	(53,503)	(60,643)	(60,288,170)	(99,728)	-	(276,675)	(60,778,719)
Write off (depreciation)	41,226	78,566	60,297,753	356,927	-	195,404	60,969,876
Other movements	(64,038)	(160,944)	(198)	-	505,291	(8,449)	271,662
Depreciation	(11,261,939)	(15,940,607)	(14,186,201)	(4,797,347)	-	(4,862,452)	(51,048,546)
Conversion effect depreciation	627,942	3,083,294	1,921,757	1,318,908	-	256,184	7,208,085
Book Value	319,080,819	116,664,591	67,821,419	24,423,977	69,764,486	14,573,369	612,328,661
As of December 31, 2012
Historic cost	432,775,457	326,588,382	136,425,774	89,315,579	69,764,486	46,695,394	1,101,565,072
Accumulated depreciation	(113,694,638)	(209,923,791)	(68,604,355)	(64,891,602)	-	(32,122,025)	(489,236,411)
Book Value	319,080,819	116,664,591	67,821,419	24,423,977	69,764,486	14,573,369	612,328,661

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

The balance of the land at the end of each year is as follows:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Land	159,540,967	157,235,851
Total	159,540,967	157,235,851

Capitalized interest as of December 31, 2012, amount to ThCh$ 109,533 (ThCh$ 331,320 in 2011).

Due to the nature of the Company’s businesses, the asset values do not consider an estimate for the cost of dismantling, withdrawal or rehabilitation.

The Company does not maintain any pledges or restrictions over property, plant and equipment items, except for the land and building subject to finance lease.

Management has not identified any evidence of impairment of Property, plant and equipment in 2012 and 2011.

Assets under finance lease:

The book value of Property, plant and equipment subject to finance lease agreements consist of the following:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Land	2,334,256	1,840,483
Buildings	9,879,018	9,879,886
Machinery and equipment	938,508	995,171
Total	13,151,782	12,715,540

These assets will not be owned by the Company until the corresponding purchase options are exercised.

Note 27, letter b) includes the detail of the lease agreements, which reconciles to the total amount of the future minimum lease payments, their current carrying value and the purchase options originated at Compañía Cervecera Kunstmann S.A. and CCU S.A.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 23   Investment Property

Changes in the movement of the investment property during the years ended of December 31, 2011 and 2012, is as follows:

	Lands	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2011
Historic cost	6,850,437	557,222	7,407,659
Depreciation	-	(4,384)	(4,384)
Book Value	6,850,437	552,838	7,403,275
As of December 31, 2011
Additions	136,265	136,573	272,838
Additions (cost) from business combinations	3,533	98,995	102,528
Disposals	(3,533)	(98,995)	(102,528)
Depreciation	-	(41,650)	(41,650)
Conversion effect	73,197	12,915	86,112
Book Value	7,059,899	660,676	7,720,575
As of December 31, 2011
Historic cost	7,059,899	713,568	7,773,467
Depreciation	-	(52,892)	(52,892)
Book Value	7,059,899	660,676	7,720,575
As of December 31, 2012
Additions	-	16,874	16,874
Divestitures	(417,977)	-	(417,977)
Depreciation	-	(41,546)	(41,546)
Conversion effect	(602,927)	(114,953)	(717,880)
Book Value	6,038,995	521,051	6,560,046
As of December 31, 2012
Historic cost	6,038,995	608,015	6,647,010
Accumulated depreciation	-	(86,964)	(86,964)
Book Value	6,038,995	521,051	6,560,046

Investment property includes twenty one properties situated in Chile, which are maintained for appreciation purposes.. Three of these properties are subject to operating lease agreements generating ThCh$ 4,071 revenue during year 2012 (ThCh$ 3,938 in 2011). Additionally, there are two lands in Argentina, which are leased and generated an income for ThCh$ 141,292 for year 2012 (ThCh$ 174,922 in 2011). Expenses associated with maintaining such investment properties amount to ThCh$ 139,190 for the year ended as of December 31, 2012 (ThCh$ 107,813 in 2011).

Investment properties are valued at market value based on properties with the similar characteristics.

Management has not identified any evidence of impairment of Investment properties.

There are no restrictions or pledges against these investment properties.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

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

During 2010, the Company hired a specialist broker for such assets. Subsequently, on December 13, 2011, a sales reservation contract was signed for all of the assets, which expected to occur during 2013.

As described in Note 2.17, non-current assets held for sale have been recorded at the lower of book value and estimated sale value December 31, 2012.

At December 31, 2012 and 2011, the items of assets held for sale are the following:

Assets of disposal group held for sale	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Land	101,686	125,692
Contructions	187,110	231,283
Machinerys	123,536	152,700
Total	412,332	509,675

Note 25 Biological Assets

The Company, through its subsidiaries Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented in developing and production vineyards and they are grown both on leased and owned land.

The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of December 31, 2012, the Company maintained approximately 4,352, of which 3,685 hectares are for vines in production stage. Of the total hectares mentioned above, 3,381 correspond to own land and 304 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2012 the production plant vines allowed to harvest a total of approximately 49.1 million kilos of grapes (45.7 million in 2011).

As part of the risk administration activities, the subsidiaries use insurance agreements for the damage caused by nature or other to their biological assets. In addition, either productive or under formation vines are not affected by title restrictions of any kind, nor have they been pledged as a guarantee for financial liabilities.

Under production vines depreciation is carried out on a linear basis and it is using a 25-years estimated production useful life, which is periodically assessed. Vines under formation are not depreciated until they start production.

The costs incurred for acquiring and planting new vines are capitalized.

The Company uses the amortized historical cost to value its biological assets, the basis that management considers that it represents a reasonable approximation to fair value.

There is no evidence of impairment on the biological assets held by the Company.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

The movement of biological assets during the years ended December 31, 2011 and 2012 is as follows:

Biological Assets	Under Production Vines	Training vines	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2011
Historic cost	25,339,964	1,628,502	26,968,466
Accumulated depreciation	(10,299,836)	-	(10,299,836)
Book Value	15,040,128	1,628,502	16,668,630

As of December 31, 2011
Additions	-	595,752	595,752
Additions (cost) from business combinations	1,000,156	1,134,892	2,135,048
Additions (depreciation) from business combinations	(30,238)	-	(30,238)
Historic cost conversion effects	27,643	-	27,643
Transfers	831,726	(831,726)	-
Depreciation	(1,066,891)	-	(1,066,891)
Depreciation conversion effect	(9,396)	-	(9,396)
Book Value	15,793,128	2,527,420	18,320,548

As of December 31, 2011
Historic cost	27,199,489	2,527,420	29,726,909
Accumulated depreciation	(11,406,361)	-	(11,406,361)

Book Value	15,793,128	2,527,420	18,320,548

As of December 31, 2012
Additions	-	1,276,099	1,276,099
Historic cost conversion effect	(217,602)	(263)	(217,865)
Transfers	2,150,541	(2,150,541)	-
Divestitures (Cost)	(762,000)	-	(762,000)
Divestitures (Depreciation)	505,134	-	505,134
Depreciation	(1,100,077)	-	(1,100,077)
Depreciation conversion effect	83,374	-	83,374
Book Value	16,452,498	1,652,715	18,105,213

As of December 31, 2012
Historic cost	28,370,428	1,652,715	30,023,143
Accumulated depreciation	(11,917,930)	-	(11,917,930)
Book Value	16,452,498	1,652,715	18,105,213

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 26 Income taxes and deferred taxes

Tax accounts receivable

The detail of the taxes receivables is the following:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Refundable tax previous year	695,685	1,041,453
Taxes under claim	6,766,969	7,724,642
Argentinean tax credits	2,461,371	1,945,063
Monthly provisions	7,492,831	4,752,691
Payment of absorbed profit provision	33,037	33,037
Other credits	1,837,937	1,780,402
Total	19,287,830	17,277,288

Taxes accounts payable

The detail of taxes payable taxes is as follows:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Chilean income taxes	3,580,692	13,549,610
Monthly provisional payments	2,909,521	2,875,261
Chilean unique taxes	65,343	93,844
Estimated Argentine minimum gain subsidiaries taxes	495,328	288,714
Other	45,838	2,844
Total	7,096,722	16,810,273

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Tax expense

The detail of the income tax and deferred tax expense for the years ended as of December 31, 2012, 2011 and 2010, is as follows:

	For the years ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Income as per deferred tax related to the origin and reversal of temporary differences	(8,752,061)	(5,348,630)	(3,111,479)
Prior year adjustments	165,671	(598,915)	(504,509)
Effect of change in tax rates (1)	(5,265,298)	647,857	(513,863)
Tax benefits (loss)	2,590,142	(168,424)	(239,683)
Total deferred tax expense	(11,261,546)	(5,468,112)	(4,369,534)
Current tax expense	(25,317,317)	(33,995,595)	(20,825,682)
Prior period adjustments (2)	(554,467)	(5,732,039)	(148,844)
Income tax payments in other countries	-	-	(2,509,385)
(Loss) Income from income tax	(37,133,330)	(45,195,746)	(27,853,445)

(1) At December 2011, the credit amount recorded for ThCh$ 647,857 (charge of ThCh$ 513.863 in 2010) is related to a change in tax rate, based on a modified tax law in Chile. This change in tax rate, which was initially a temporary measure, raised the rate from 17% to 20% for the year 2011 and 18.5% for the year 2012, returning to 17% in 2013. Subsequently, on September 27, 2012, Law N° 20,630, so-called Tax Reform was published, which made permanent the tax rate change from 17% to 20% for First Category Tax beginning in 2012, generating a charge to deferred income tax of ThCh$ 5,265,298. This charge includes ThCh$ 2,512,683 related to the deferred tax of the revaluation of land, upon implementation of IFRS. This charge was adjusted in Equity under Retained earnings. According to instructions from the SVS in its Ordinary Office N° 26160, dated November 7, 2012, in response to our submission dated October 31, 2012, this amount was charged to the result of 2012.

(2) At December 31, 2011, this amount includes ThCh$ 4,273,112 related to a final settlement of tax (See Note 35).

The deferred taxes related to items charged or credited to Consolidated Statements of Comprehensive Income are as follows:

	For the years ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Net income from cash flow hedge	189,525	42,580	79,447
Charge to equity	189,525	42,580	79,447

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Effective Rate

The Company’s income tax expense as of December 31, 2012, 2011 and 2010, represents 23.1%, 25.1% and 18.6%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the years ended December 31,
	2012		2011		2010
	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %
Income before taxes	161,110,230		179,997,947		149,439,888
Income tax using the statutory rate	(32,222,046)	20.0	(35,999,589)	20.0	(25,404,781)	17.0
Adjustments to reach the effective rate
Tax effects of reorganizations	-	0.0	94,319	(0.1)	562,285	(0.4)
Income Tax paid abroad	-	0.0	-	0.0	(2,509,385)	1.7
Income not taxable (non-deductible expenses) net	3,886,184	(2.4)	(622,887)	0.4	4,210,834	(2.8)
Effect of change in tax rate	(5,265,298)	3.3	647,857	(0.4)	(513,863)	0.3
Effect of tax rates in Argentina	(3,143,374)	2.0	(2,984,492)	1.7	(3,545,182)	2.4
Prior year adjustments	(388,796)	0.2	(6,330,954)	3.5	(653,353)	0.4
Income tax, as reported	(37,133,330)	23.1	(45,195,746)	25.1	(27,853,445)	18.6

Deferred taxes

Deferred tax assets and liabilities included in the Balance Sheet were as follows:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Deferred tax assets
Accounts receivable impairment provision	1,193,280	899,648
Employee benefits and other non taxable expenses	3,888,543	3,906,748
Inventory impairment provision	242,161	320,967
Severance indemnity	2,682,314	2,821,309
Inventory valuation	1,808,015	1,607,006
Derivative agreements	148,039	905,378
Amortization of intangibles	1,223,554	846,282
Other assets	4,671,004	2,742,442
Tax loss carryforwards	7,938,009	4,985,328
Total assets from deferred taxes	23,794,919	19,035,108

Deferred taxes liabilities
Fixed assets depreciation	32,834,507	23,991,932
Deposit for bottles and containers	4,486,052	3,654,545
Capitalized software expense	1,010,358	403,187
Agricultural operation expense	2,992,253	2,143,585
Derivative agreements	34,954	666,730
Manufacturing indirect activation costs	2,768,651	1,665,763
Intangibles	4,794,841	5,090,102
Land	25,004,586	22,105,313
Other liabilities	569,739	425,864
Total liabilities from deferred taxes	74,495,941	60,147,021

Total	(50,701,022)	(41,111,913)

No deferred taxes have been recorded for temporary differences generated by investments in subsidiaries; consequently deferred tax is not recognized for the Translation Adjustments or investments in Joint Ventures.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

In accordance with current tax laws in Chile, taxable losses do not expire and can be applied indefinitely. Regarding Argentina, taxable losses expire after 5 years.

Analisys of the deferred tax movement during the year	Deferred Taxes
ThCh$
As of January 1, 2011	(34,907,954)
Deferred taxes from tax loss carryforwards absortion	(776,857)
Charge to income tax deferred	(107,593)
Conversion effect	(5,468,111)
Deferred taxes against equity	42,580
Other deferred movements taxes	106,022
Charge	(6,203,959)
As of December 31, 2011	(41,111,913)
As of December 31, 2012
Charge to income tax deferred	(11,261,415)
Conversion effect	1,447,799
Deferred taxes against equity	189,525
Other deferred movements taxes	34,982
Charge	(9,589,109)
As of December 31, 2012	(50,701,022)

Note 27 Other financial liabilities

Debts and financial liabilities classified based on the type of obligation and their classifications in the consolidated balance sheet are as follows:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Bank borrowings (*)	81,963,852	74,089,495
Bonds payable (*)	152,835,990	151,973,634
Financial leases obligations (*)	16,479,152	16,078,576
Deposits for return of bottles and containers	11,861,158	11,908,708
Derivatives (**)	495,012	405,399
Liability coverage (**)	361,838	4,513,397
Total	263,997,002	258,969,209
Current	54,874,267	88,013,769
Non current	209,122,735	170,955,440
Total	263,997,002	258,969,209

(*)  See Note 5.
(**) See Note 6.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

The maturities and interest rates of such obligations are as follows:

As of December 31, 2012:

Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Undiscounting amounts according to maturity						Amortization rate	Interest Rate
							0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bank borrowings
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	USD	-	579,621	-	-	-	579,621	At maturity	7.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Supervielle	ARGENTINA	USD	-	122,591	-	-	-	122,591	At maturity	7.25
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	USD	122,597	-	-	-	-	122,597	At maturity	6.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	USD	122,597	-	-	-	-	122,597	At maturity	6.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	USD	97,383	-	-	-	-	97,383	At maturity	5.75
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Supervielle	ARGENTINA	USD	-	119,990	-	-	-	119,990	At maturity	7.75
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Fondo para la Transformación y Crec.	ARGENTINA	$ARG	-	5,713	-	-	-	5,713	Semiannual	6.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	229,645	-	-	-	-	229,645	At maturity	17.75
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	233,071	-	-	-	-	233,071	At maturity	18.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	232,938	-	-	-	-	232,938	At maturity	18.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	232,736	-	-	-	-	232,736	At maturity	18.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	46,092	-	-	-	-	46,092	At maturity	15.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	45,458	-	-	-	-	45,458	At maturity	15.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	46,302	-	-	-	-	46,302	At maturity	16.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	45,994	-	-	-	-	45,994	At maturity	16.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	45,598	-	-	-	-	45,598	At maturity	16.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	45,500	-	-	-	-	45,500	At maturity	16.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	45,744	-	-	-	-	45,744	At maturity	16.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	45,376	-	-	-	-	45,376	At maturity	16.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	45,376	-	-	-	-	45,376	At maturity	16.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	45,583	-	-	-	-	45,583	At maturity	16.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Industrial	ARGENTINA	$ARG	-	131,535	-	-	-	131,535	At maturity	22.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Bbva	ARGENTINA	$ARG	303,385	-	-	-	-	303,385	At maturity	7.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Fondo para la Transformación y Crec.	ARGENTINA	$ARG	-	-	9,149	-	-	9,149	Semiannual	6.00
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A. (1)	CHILE	97.004.000-5	Banco de Chile	CHILE	USD	22,453	-	-	2,129,151	-	2,151,604	At maturity	2.19
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A. (2)	CHILE	97.004.000-5	Banco de Chile	CHILE	USD	51,245	-	-	4,799,600	-	4,850,845	At maturity	2.20
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A. (1)	CHILE	97.018.000-1	Scotiabank	CHILE	USD	-	1,871,695	-	-	-	1,871,695	At maturity	1.47
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	97.018.000-1	Scotiabank	CHILE	USD	-	5,282,264	-	-	-	5,282,264	At maturity	1.42
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	97.030.000-7	Banco del Estado de Chile	CHILE	CLP	3,004,800	-	-	-	-	3,004,800	At maturity	5.76
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	97.030.000-7	Banco del Estado de Chile	CHILE	CLP	1,001,600	-	-	-	-	1,001,600	At maturity	5.76
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	Banco Bbva	ARGENTINA	$ARG	-	1,977,222	-	-	-	1,977,222	At maturity	15.00
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	Banco BNA	ARGENTINA	$ARG	-	131,186	-	-	-	131,186	At maturity	15.00
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	Banco Citi	ARGENTINA	$ARG	2,216,090	-	-	-	-	2,216,090	At maturity	14.00
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	Banco Itau	ARGENTINA	$ARG	689,925	-	-	-	-	689,925	At maturity	17.50
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	2,184,829	-	-	-	-	2,184,829	At maturity	15.00
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	Banco Hipotecario	ARGENTINA	$ARG	1,946,559	-	-	-	-	1,946,559	At maturity	15.00
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	$ARG	4,090	-	-	-	-	4,090	At maturity	15.00
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	Banco Bbva	ARGENTINA	$ARG	6,591,095	-	-	-	-	6,591,095	At maturity	16.50
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	HSBC	ARGENTINA	$ARG	2,455,725	-	-	-	-	2,455,725	At maturity	16.50
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	Banco Bbva	ARGENTINA	$ARG	-	-	16,265,419	-	-	16,265,419	At maturity	16.50
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	Banco BNA	ARGENTINA	$ARG	-	-	1,772,491	1,772,491	1,772,491	5,317,473	At maturity	15.00
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMAN S.A.	CHILE	97.030.000-7	Banco del Estado de Chile	CHILE	CLP	-	523,750	-	-	-	523,750	At maturity	5.70
99.586.280-8	COMPAÑÍA PISQUERA DE CHILE S.A. (V.A.)	CHILE	97.030.000-7	Banco del Estado de Chile	CHILE	CLP	450,064	-	-	-	15,892,549	16,342,613	At maturity	6.86
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	HSBC	ARGENTINA	$ARG	-	11,934	-	-	-	11,934	At maturity	17.00
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco Citi	ARGENTINA	$ARG	383,116	-	-	-	-	383,116	At maturity	14.25
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco Hipotecario	ARGENTINA	$ARG	484,291	-	-	-	-	484,291	At maturity	15.00
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	1,009	-	-	-	-	1,009	At maturity	15.50
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco Bbva	ARGENTINA	$ARG	30,635	-	-	-	-	30,635	At maturity	16.00
O-E	SAENZ BRIONES & CIA. S.A.C.I.	ARGENTINA	O-E	HSBC	ARGENTINA	$ARG	-	36,429	-	-	-	36,429	At maturity	17.00
O-E	SAENZ BRIONES & CIA. S.A.C.I.	ARGENTINA	O-E	HSBC	ARGENTINA	$ARG	-	-	23,773	-	-	23,773	At maturity	20.00
O-E	SAENZ BRIONES & CIA. S.A.C.I.	ARGENTINA	O-E	Banco Citi	ARGENTINA	$ARG	973,347	-	-	-	-	973,347	At maturity	14.25
O-E	SAENZ BRIONES & CIA. S.A.C.I.	ARGENTINA	O-E	HSBC	ARGENTINA	$ARG	751,970	-	-	-	-	751,970	At maturity	16.75
O-E	SAENZ BRIONES & CIA. S.A.C.I.	ARGENTINA	O-E	Banco Hipotecario	ARGENTINA	$ARG	1,458,590	-	-	-	-	1,458,590	At maturity	15.00
Subtotal							26,732,808	10,793,930	18,070,832	8,701,242	17,665,040	81,963,852

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Debtor Tax ID	Company	Debtor country	Registration or ID No. Instrument	Creditor country	Currency	Undiscounting amounts according to maturity						Amortization rate	Interest Rate
						0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bonds payable
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	415 13/06/2005 BONO SERIE A	CHILE	UF	613,108	418,853	1,690,358	1,694,003	6,561,431	10,977,753	Semiannual	3.80
90.413.000-1	CCU S.A.	CHILE	388 18/10/2004 BONO SERIE E	CHILE	UF	-	2,262,859	6,648,016	4,397,177	13,605,302	26,913,354	Semiannual	4.00
90.413.000-1	CCU S.A.	CHILE	573 23/03/2009 BONO SERIE H	CHILE	UF	550,695	-	-	-	45,441,625	45,992,320	Semiannual	4.25
90.413.000-1	CCU S.A.	CHILE	572 23/03/2009 BONO SERIE I	CHILE	UF	-	569,210	68,383,353	-	-	68,952,563	At maturity	3.00
Sub-total						1,163,803	3,250,922	76,721,727	6,091,180	65,608,358	152,835,990

Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Undiscounting amounts according to maturity						Amortization rate	Interest Rate
							0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Financial leases obligations
90.413.000-1	CCU S.A.	CHILE	99.012.000-5	Consorcio Nacional de Seguros S.A.	CHILE	UF	18,547	57,578	138,734	94,682	15,073,188	15,382,729	Monthly	7.07
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	CHILE	97.004.000-5	Banco de Chile	CHILE	UF	32,231	82,580	252,851	70,231	-	437,893	Monthly	5.80
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	CHILE	97.015.000-5	Banco Santander Chile	CHILE	UF	23,991	74,613	17,134	-	-	115,738	Monthly	7.20
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	CHILE	97.030.000-7	Banco del Estado de Chile	CHILE	UF	18,613	57,038	161,263	175,518	85,551	497,983	Monthly	4.33
76.077.848-6	CERVECERA BELGA DE LA PATAGONIA S.A.	CHILE	97.015.000-5	Banco Santander Chile	CHILE	UF	1,639	4,918	13,115	13,115	12,022	44,809	Monthly	6.27
Subtotal							95,021	276,727	583,097	353,546	15,170,761	16,479,152
Total							27,991,632	14,321,579	95,375,656	15,145,968	98,444,159	251,278,994

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 6).

(2) This obligation is hedged by a Cross Currency Rate Swap  (Note 6).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

As of December 31, 2011:

Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Undiscounting amounts according to maturity						Amortization rate	Interest Rate
							0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bank borrowings
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	-	52,527	-	-	-	52,527	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	-	52,27	-	-	-	52,527	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	-	52,527	-	-	-	52,527	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	-	52,378	-	-	-	52,378	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	-	52,378	-	-	-	52,378	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	-	52,378	-	-	-	52,378	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	USD	183,560	-	-	-	-	183,560	At maturity	3.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	USD	106,133	-	-	-	-	106,133	At maturity	3.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	USD	78,469	-	-	-	-	78,469	At maturity	3.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Supervielle	ARGENTINA	USD	-	131,165	-	-	-	131,165	At maturity	6.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	USD	56,747	-	-	-	-	56,747	At maturity	3.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	50,308	-	-	-	-	50,308	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	32,110	-	-	-	-	32,110	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	53,955	-	-	-	-	53,955	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Supervielle	ARGENTINA	USD	-	131,286	-	-	-	131,286	At maturity	11.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Fondo para la Transformación y Crec,	ARGENTINA	$ARG	11,308	-	-	-	-	11,308	Semiannual	6.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Fondo para la Transformación y Crec,	ARGENTINA	$ARG	-	-	16,962	-	-	16,962	Semiannual	6.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	55,447	-	-	-	-	55,447	At maturity	15.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	BNA	ARGENTINA	$ARG	844	-	-	-	-	844	At maturity	12.00
91,041,000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	97,004,000-5	Banco de Chile	CHILE	USD	-	2,316,269	-	-	-	2,316,269	At maturity	1.18
91,041,000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	97,004,000-5	Banco de Chile	CHILE	USD	20,573	-	-	2,303,224	-	2,323,797	At maturity	1.86
91,041,000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	97,030,000-5	Bnaco del Estado de Chile	CHILE	USD	-	5,737,443	-	-	-	5,737,443	At maturity	1.00
91,041,000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	97,004,000-5	Banco de Chile	CHILE	USD	47,447	-	-	5,192,000	-	5,239,447	At maturity	1.86
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	Banco Citibank	ARGENTINA	$ARG	-	1,333,618	-	-	-	1,333,618	At maturity	15.25
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	Banco Frances	ARGENTINA	$ARG	-	2,442,369	-	-	-	2,442,369	At maturity	15.25
O-E	CCU CAYMAN BRANCH	ISLAS CAIMAN	O-E	BBVA S.A. New York Branch	E,E U,U,	USD	-	36,381,447	-	-	-	36,381,447	At maturity	0.98
99,586,280-8	COMPAÑÍA PISQUERA DE CHILE (V.A.)	CHILE	99,586,280-8	Banco Raboinvestments Chile S,A	CHILE	CLP	224,333	9,961,114	-	-	-	10,185,447	At maturity	5.75
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco HSBC	ARGENTINA	$ARG	-	25,997	-	-	-	25,997	At maturity	17.00
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco Citibank	ARGENTINA	$ARG	-	615,058	-	-	-	615,058	At maturity	18.00
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco HSBC	ARGENTINA	$ARG	-	-	14,751	-	-	14,751	At maturity	17.00
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco Frances	ARGENTINA	$ARG	102,206	-	-	-	-	102,206	At maturity	26.00
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco Macro	ARGENTINA	$ARG	492,420	-	-	-	-	492,420	At maturity	21.00
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	273,308	-	-	-	-	273,308	At maturity	26.00
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco HSBC	ARGENTINA	$ARG	243,846	-	-	-	-	243,846	At maturity	26.00
O-E	SAENZ BRIONES & CIA, S.A.C.I.	ARGENTINA	O-E	Banco HSBC	ARGENTINA	$ARG	-	64,475	-	-	-	64,475	At maturity	20.00
O-E	SAENZ BRIONES & CIA, S.A.C.I.	ARGENTINA	O-E	Banco Provincia	ARGENTINA	$ARG	498,363	-	-	-	-	498,363	At maturity	13.75
O-E	SAENZ BRIONES & CIA, S.A.C.I.	ARGENTINA	O-E	Banco Citibank	ARGENTINA	$ARG	-	3,065,669	-	-	-	3,065,669	At maturity	18.00
O-E	SAENZ BRIONES & CIA, S.A.C.I.	ARGENTINA	O-E	Banco HSBC	ARGENTINA	$ARG	-	-	74,278	-	-	74,278	At maturity	17.00
O-E	SAENZ BRIONES & CIA, S.A.C.I.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	24,308	-	-	-	-	24,308	At maturity	26.00
O-E	SAENZ BRIONES & CIA, S.A.C.I.	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	$ARG	356,120	-	-	-	-	356,120	At maturity	25.00
O-E	SAENZ BRIONES & CIA, S.A.C.I.	ARGENTINA	O-E	Banco HSBC	ARGENTINA	$ARG	488,065	-	-	-	-	488,065	At maturity	26.00
O-E	SAENZ BRIONES & CIA, S.A.C.I.	ARGENTINA	O-E	Banco Macro	ARGENTINA	$ARG	567,785	-	-	-	-	567,785	At maturity	21.00
Subtotal							3,967,655	62,520,625	105,991	7,495,224	-	74,089,495

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Debtor Tax ID	Company	Debtor country	Registration or ID No. Instrument	Creditor country	Currency	Undiscounting amounts according to maturity						Amortization rate	Interest Rate
						0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bonds payable
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	415 13/06/2005 BONO SERIE A	CHILE	UF	605,661	408,231	1,648,221	1,651,641	7,231,565	11,545,319	Semiannual	3.80
90.413.000-1	CCU S.A.	CHILE	388 18/10/2004 BONO SERIE E	CHILE	UF	-	2,208,592	4,244,319	4,275,343	17,659,247	28,387,501	Semiannual	4.00
90.413.000-1	CCU S.A.	CHILE	573 23/03/2009 BONO SERIE H	CHILE	UF	535,162	-	-	-	44,337,147	44,872,309	Semiannual	4.25
90.413.000-1	CCU S.A.	CHILE	572 23/03/2009 BONO SERIE I	CHILE	UF	553,380	-	66,615,125	-	-	67,168,505	At maturity	3.00
UF						1,694,203	2,616,823	72,507,665	5,926,984	69,227,959	151,973,634

Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Undiscounting amounts according to maturity						Amortization rate	Interest Rate
							0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Financial leases obligations
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	CHILE	97.004.000-5	Banco de Chile	CHILE	UF	81,323	233,240	231,505	184,772	11,133	741,973	Monthly	5.80
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	CHILE	97.015.000-5	Banco Santander Chile	CHILE	UF	21,793	67,779	112,975	-	-	202,547	Monthly	7.20
90.413.000-1	CCU S.A.	CHILE	99.012.000-5	Consorcio Nacional de Seguros S.A.	CHILE	UF	16,906	52,487	209,715	92,415	14,712,397	15,083,920	Monthly	7.07
76.077.848-6	CERVECERA BELGA DE LA PATAGONIA S.A.	CHILE	97.015.000-5	Banco Santander Chile	CHILE	UF	1,600	4,800	12,801	12,801	18,134	50,136	Monthly	6.27
Subtotal							121,622	358,306	566,996	289,988	14,741,664	16,078,576
Total							5,783,480	65,495,754	73,180,652	13,712,196	83,969,623	242,141,705

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 6).

(2) This obligation is hedged by a Cross Currency Rate Swap  (Note 6).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 6.

The effective rates of bond obligations are as follow:

Bonds serie	A	3,96%
Bonds serie	E	4,52%
Bonds serie	H	4,26%
Bonds serie	I	3,18%

The debts and financial liabilities are stated in several currencies and they accrue fixed and variable interest rates. The details of such obligations classified as per currency and interest type (excluding the effect of cross currency interest rate swap agreements) are as follows:

	As of December 31, 2012		As of December 31, 2011
	Fixed Interest Rate	Variable Interest Rate	Fixed Interest Rate	Variable Interest Rate
	ThCh$	ThCh$	ThCh$	ThCh$
US Dollar	1,164,778	14,156,408	1,138,447	51,998,403
Chilean Pesos	20,872,764	-	10,185,447	-
Argentine Pesos	45,769,902	-	10,767,200	-
Unidades de Fomento	169,315,142	-	168,052,208	-
Total	237,122,586	14,156,408	190,143,302	51,998,403

The terms and conditions of the interest accruing obligations as of December 31, 2012, were as follows:

a)      Bank Borrowings

BBVA New York – Bank Loans

On November 23, 2007, the Company obtained, through its Cayman Islands agency, a 5 year bank loan from the Cayman Islands branch of BBVA bank, for 70 million US Dollars maturing on November 23, 2012. Subsequently, BBVA ceded that contract to the Banco del Estado de Chile, according to letter dated August 28, 2012 and notified to the Agency of the Company in Cayman Islands, dated October 1, 2012. On November 23, 2012, this loan was paid.

Raboinvestment Chile S.A. (Raboinvestment) – Bank Loans

On August 12, 2010, the subsidiary Compañía Pisquera de Chile S.A. (CPCh) renegotiated a syndicated loan with banks BCI, BBVA and Raboinvestment Chile S.A. (Raboinvestment) where BCI and BBVA ceded and transferred their respective shares of the credit to Raboinvestment. On the same date CPCh and Raboinvestment signed an agreement acknowledging the debt and rescheduling of the total outstanding debt, for the capital of that syndicated loan for an amount of ThCh$ 9,961,114, which was paid in a single installment on August 12, 2012.

This loan accrued interest at an annual fixed rate of 5.75%. The Company amortizes interests semi-annually and were paid on August 12 and February 12, of each year.

Banco del Estado de Chile – Bank Loans

On July 27, 2012, the subsidiary Compañía Pisquera Chile S.A. signed a bank loan with the Banco del Estado de Chile for a total of ThCh$ 16,000,000, for a period of 5 years, with maturity on July 27, 2017.

This loan accrues interest at an annual fixed rate of 6.86% and an effective rate of 7.17%. The Company amortizes interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios, as measured by the balance sheet and audited annual financial statements as of December 31, during the last 12 months:

(a)   Maintain a Financial Expense Coverage not less than 3, calculated as the relationship between Gross Margin less Marketing costs, Distribution and Administration expenses, plus Other income by function, less Other expenses by function, plus Depreciation and Amortization, divided by Financial costs.

(b)   Maintain a debt ratio of no more than 2.5, measured as Total liabilities divided by Equity.

(c)    Maintain Equity higher than UF 770,000.

In addition, this loan obliges CPCh to comply with certain restrictions of affirmative nature, including maintaining insurance, maintaining the ownership of essential assets, and also to comply with certain restrictions, such as not to pledge, mortgage or grant any kind of encumbrance or real right over any fixed asset with an individual accounting value higher than UF 10,000, except under the terms established by the agreement, among other.

As of December 31, 2012 and 2011, the Company was in compliance with the financial covenants and specific requirements of this loan.

Banco de Chile – Bank Loans

a. On July 11, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of
US$ 4,436,000, maturing on July 11, 2012.

    This loan accrues interest at a compound floating rate 180 days Libor plus a fixed margin. The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

    This debt was changed to Euros and a fixed interest rate through currency and interest rate swap agreements (Cross Currency Interest Rate Swap). For details of the Company`s hedge strategies see Note 6.

    On July 11, 2012, this loan was payment.

b. On July 11, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of
US$ 4,436,000, maturing on July 11, 2016.

    This loan accrues interest at a compound floating rate 180 days Libor plus a fixed margin. The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

    This debt was changed to Euros and a fixed interest rate through a currency and interest rate swap agreements (Cross Currency Interest Rate Swap). For details of the Company`s hedge strategies see Note 6.

c. On July 7, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of
US$ 10,000,000, maturing on July 7, 2016.

    This loan accrues interest at a compound floating rate 180 days Libor plus a fixed margin. The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

    The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company`s hedge strategies see Note 6.

The aforementioned loans oblige the Company to comply with the same covenants as the Series A Bond as indicated in letter c) obligations with the public in this Note.

Banco del Estado de Chile  – Bank Loans

a.   On July 18, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of US$ 11,000,000, maturing on July 18, 2012.

      This loan accrues interest at a compound floating rate 180 days Libor plus a fixed margin. The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

      This loan obliges the Company to comply with the same covenants as the Series A Bond as indicated in letter c) obligations with the public in this Note.

      On July 18, 2012, this loan was payment.

b.   On April 23, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 3,000,000, maturing on July 19, 2012.

     On July 19, 2012 the previous loan was renewed for a period of 71 days, maturing on September 28, 2012. Subsequently, this loan was renewed for a period of 84 days, maturing on December 21, 2012. On December 21, 2012, this loan was renewed for 60 days, maturing on February 19, 2013.

      This loan accrues interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

c.   On July 19, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 1,000,000, maturing on September 28, 2012. Subsequently this loan was renewed for a period of 84 days, maturing on December 21, 2012. It was renewed for 60 days, maturing in February 19, 2013.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

Banco Scotiabank – Bank Loans

a. On June 22, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Scotiabank for a total of US$ 3,897,940, maturing on June 20, 2013.

This loan accrues interest at a compound floating rate for 90 days Libor plus a fixed margin. The subsidiary amortizes interest quarterly and capital amortization consists of a single payment at the end of the established term.

    This debt was changed to Euros and a fixed interest rate through currency and interest rate swap agreements (Cross Currency Interest Rate Swap). For details of the Company`s hedge strategies see Note 6.

b. On June 21, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Scotiabank for a total of
US$ 11,000,000, maturing on June 21, 2013.

    This loan accrues interest at a compound floating rate for 180 days Libor plus a fixed margin. The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

BBVA Banco Francés S.A.; HSBC Bank Argentina S.A.; Banco de Galicia y Buenos Aires S.A.; La Sucursal de Citibank NA established in Argentinian Republic; Banco de La Provincia de Buenos Aires – Syndicated Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On October 5, 2012, the subsidiary CICSA signed a syndicated bank loan for a total of 187.5 million Argentine Pesos, maturing on October 5, 2015.

The proportional participation of banks lenders is as follows:

a)      BBVA Bank French S.A., with 55 million Argentine Pesos.

b)     Banco de la Provincia de Buenos Aires, with 54 million Argentine Pesos.

c)     HSBC Bank Argentina S.A., with 43.5 million Argentine Pesos.

d)     Banco de Galicia y Buenos Aires S.A., with 20 million Argentine.

e)     La Sucursal de Citibank NA established in Argentinian Republic, with 15 million Argentine Pesos.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

This loan accrues interest at an annual rate of 15.01% whose payments are made monthly. The subsidiary amortizes capital in 9 consecutive and equal quarterly installments, after the grace period of 12 months from the date of disbursement.

These loans oblige the subsidiary to meet specific requirements and financial covenants related to their Consolidated Financial Statements, which according to agreement of the parties are as follows:

a)   Maintain a capability of repayment measure at the end of each quarter less than or equal to 3, calculated as the financial debt over Adjusted EBITDA 1  . Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: Operating result before Interest, Income taxes, Depreciation and Amortization for the period of 12 months immediately prior to the date of calculation.

b)   Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 2.5, calculated as the ratio of Adjusted EBITDA (as defined in paragraph (a)) and Financial Costs account.

c)   Maintain at the end of each quarter an indebtedness ratio not higher than 1.5, defined as the ratio of Financial Liabilities over the Equity  meaning the Equity at the time of calculation, as it arises from their Financial Statements and in accordance with generally accepted accounting principles in the Argentinian Republic.

d)     Maintain at the end of each quarter a minimum Equity of 600 million of Argentine Pesos.

Banco de la Nación Argentina – Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On December 28, 2012, CICSA signed a bank loan for a total of 140 million of Argentine Pesos for a period of 7 years, maturing on November 26, 2019, and whose loan is delivered in two stages, where the first was carried out on December 28, 2012, for a total of 56 million Argentine Pesos and the second installment will be 120 days, subject to the application of the 56 million Pesos granted in the first installment of the loan.

This loan accrues interest at an annual rate of 15% fixed by first 36 months. Having completed that term, accrues interest at a compound floating rate BADLAR in Pesos plus a fixed spread of 400 basis points and to this effect will be taken BADLAR rate published by the Central Bank of the Argentina Republic, corresponding to five working days prior to the start of the period, subject to the condition that does not exceed the lending rate of the general portfolio of the Banco de la Nación Argentina, in whose case shall apply this.

The subsidiary amortizes capital in 74 consecutive and equal installments, after the grace period of 10 months from the date of disbursement.

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

1  EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Compañía Cervecera Kunstmann S.A.

The lease agreements are as follows:

Type	Institution	Contract Date	Amount (UF)	Number of quotas	Anual Interest	Purchase option (UF)
Production plant	Banco Chile	04/19/2005	20,489	168	8.30%	302
Land Lote 2 C	Banco Chile	06/26/2007	7,716	121	5.80%	85
Land Lote 2 D	Banco Chile	03/25/2008	15,000	97	4.30%	183
Grain cooker	Banco Chile	08/31/2008	43,969	61	4.13%	800
Inspector level of filling, capping, pasteurization and packaging line	Banco Santander- Chile	01/12/2009	14,077	61	7.16%	276
Rinser-Filler-Capping Machine	Banco Santander- Chile	02/03/2009	5,203	61	7.34%	102
Land Lote 13F1	Banco Santander- Chile	12/01/2009	2,116	119	6.27%	26

The following is a detail of future payments and the current value of the financial lease obligations as of December 31, 2012:

Lease Minimum Future Payments	As of December 31, 2012
	Gross Amount	Interest	Current Value
	ThCh$	ThCh$	ThCh$
Less than one year	1,457,311	1,098,396	358,915
Between one and five year	6,358,214	5,270,767	1,087,447
Over five years	27,910,316	12,877,526	15,032,790
Total	35,725,841	19,246,689	16,479,152

c)      Bonds Payable

Series A Bonds – Subsidiary Viña San Pedro Tarapacá S.A.

On June 13, 2005, the subsidiary Viña San Pedro Tarapacá S.A. recorded in the Securities Record a bond issue for a total UF 1,500,000 at a 20-years term maturing on July 15, 2025. Such issue was placed in the local market on July 20, 2005, with a premium amounting to ThCh$ 227,378. This obligation accrues interest at a fixed annual rate of 3.8% and amortizes interest and capital semi-annually.

On December 17, 2010, took place the Board of Bondholders Serie A, which decided to modify the issued Contract of such bonds in order to update certain references and adapt it to the new IFRS accounting standards. The amendment of the issued Contract is dated December 21, 2010 and has the repertory No. 35739-2010 in the Notary of Ricardo San Martín Urrejola. Because of these changes, the commitment of this subsidiary is to comply with certain financial ratios that will be calculated only on the Consolidated Financial Statements. These financial ratios and other conditions are as follows:

(a)   Control over subsidiaries representing at least 30% of the consolidated Adjusted EBITDA of the issuer.Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded in the Note Nature of the costs and expenses.

(b)   Not to enter into investments in instruments issued by related parties different from its subsidiaries.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

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

(e)   Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted EBITDA (as defined in paragraph (a)) and Financial Costs account.

(f)    Maintain at the end of each quarter a minimum equity of ThCh$ 83,337,800, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

On July 21, 2011 the subsidiary made a partial prepayment for 750 Series A Bonds (of the 1,500 issued) equivalent to
UF 513,750, according to Section Twelve of Clause Four for the Issue Contract Bond issued by public deed dated April 28, 2005.

Additionally, the subsidiary recognized in the Consolidated Statement ofIncome an expenditure of ThCh$ 103,735, for expenses associated with the issuance of this debt.

As of December 31, 2012 and 2011, the Company was in compliance with the financial covenants required for this public issue.

Series E Bonds – CCU S.A.

On October 18, 2004, under number 388 the Company recorded in the Securities Record the issue of 20-year term public bonds for a total UF 2,000,000 maturing on December 1, 2024. This issue was placed in the local market on December 1, 2004, with a discount amounting to ThCh$ 897,857. This obligation accrues interests at a fixed annual rate of 4.0%, and it amortizes interest and capital semi-annually.

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

(b)   Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted EBITDA and Financial Costs account. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the costs and expenses.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

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

(d)   Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy contained in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

(e)   To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Viña San Pedro Tarapacá S.A., except in the cases and under the terms established in the agreement.

(f)    To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

(g)   Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

(h)   Neither sells nor transfer assets from the issuer and its subsidiaries representing over 25% of the assets total of the consolidated financial statements.

As of December 31, 2012 and 2011, the Company was in compliance with the financial covenants required for this public issue.

Series H and I Bonds – CCU S.A.

On March 23, 2009, the Company recorded in the Securities Record the issue of bonds Series H and I for a combined total of UF 5 million, with 10 and 30 years terms, respectively. Emissions of both series were placed in the local market on April 2, 2009.  The issuance of the Bond I was UF 3 million  with maturity on March 15, 2014, with a discount amounting to
ThCh$ 413,181, and accrues interest at an annual fixed rate of 3.0%, with amortize interest semi-annually and excluding the capital (bullet).  The issuance of the Bond H was UF 2 million  with maturity on March 15, 2030, with a discount amounting to ThCh$ 156,952, and accrues interest at an annual fixed rate of 4.25%, with amortizes interest and capital semi-annually.

By deed dated December 27, 2010 issued in the Notary of Ricardo San Martín Urrejola, under repertoires No. 36446-2010 and 36447-2010, were amended Issue Contract Series H and I, respectively, in order to update certain references and to adapt to the new IFRS accounting rules.

The current issue was subscribed with Banco Santander Chile as representative of the bond holders and as paying bank, and it requires that the Company complies with the following financial covenants on its consolidated financial statements and other specific requirements:

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

(b)   Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted EBITDA and Financial Costs account. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the cost and expenses.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

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

(d)   Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

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

As of December 31, 2012 and 2011 the Company was in compliance with the financial covenants required for this public issue.

As December 31, 2011, the SVS had formalized the changes to the registration of the aforementioned four series of bonds.

Note 28 Accounts payable – trade and other payables

As of December 31, 2012 and 2011, the total Accounts payable-trade and other payables are as follows:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Suppliers	135,588,879	133,762,419
Notes payable	1,156,777	1,065,122
Withholdings payable	29,371,722	31,376,079
Total	166,117,378	166,203,620
Current	165,392,448	166,203,620
Non-current	724,930	-
Total	166,117,378	166,203,620

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 29 Provisions

As of December 31, 2012 and 2011, the total provisions recorded in the consolidated statement of financial position are as follows:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Litigation	984,466	1,624,479
Others	910,663	1,459,960
Total	1,895,129	3,084,439
Current	401,849	1,169,126
Non-current	1,493,280	1,915,313
Total	1,895,129	3,084,439

The following was the change in provisions during the year ended December 31, 2011 and 2012:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2011	1,220,844	-	1,220,844
As of December 31, 2011
Incorporated	1,257,890	1,459,960	2,717,850
Used	(869,774)	-	(869,774)
Conversion effect	15,519	-	15,519
As of December 31, 2011	1,624,479	1,459,960	3,084,439
As of December 31, 2012
Incorporated	1,064,601	125,568	1,190,169
Used	(1,076,435)	(100,567)	(1,177,002)
Released	(418,035)	(295,461)	(713,496)
Conversion effect	(210,144)	(278,837)	(488,981)
As of December 31, 2012	984,466	910,663	1,895,129

The maturities of provisions at December 31, 2012, were as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	401,849	-	401,849
Between two and five years	396,203	910,663	1,306,866
Over five years	186,414	-	186,414
Total	984,466	910,663	1,895,129

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Litigation

The detail of significant litigation proceedings to which the Company is exposed at a consolidated level is described in Note 35.

Management believes based on the development of such proceedings to date, the provisions established on a case by basis are adequate to cover the eventual adverse effects that could arise from these proceedings.

Note 30 Other non-financial liabilities

As of December 31, 2012 and 2011, the total Other non-financial liabilities are as follows:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Parent dividend provisioned by the board	20,065,681	19,428,675
Parent dividend provisioned according to policy	37,150,689	41,947,122
Outstanding parent dividends	505,162	603,608
Subsidiaries dividends according to policy	5,084,143	6,226,709
Others	43,579	257,810
Total	62,849,254	68,463,924
Current	62,849,254	68,463,924
Non-current	-	-
Total	62,849,254	68,463,924

Note 31 Employee Benefits

The Company grants short term and employment termination benefits as part of its compensation policies.

The parent company and its subsidiaries maintain collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

i. Short-term benefits are generally based on combined plans or agreements, designed to compensate benefits received, such as paid vacation, annual performance bonuses and compensation through annuities.

ii. Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labour relationship, be it by voluntary resignation or death of personnel hired.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

The cost of such benefits is charged against income, in the “Staff Expense” item.

As of December 31, 2012 and 2011, the total staff benefits recorded in the Consolidated Statement of Financial Position is as follows:

Employees’ Benefits	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Short term benefits	15,901,409	13,898,602
Employment termination benefits	13,171,264	15,531,518
Total	29,072,673	29,430,120
Current	15,901,531	13,906,409
Non-current	13,171,142	15,523,711
Total	29,072,673	29,430,120

The following is a detail of the Short-term and Severance Indemnity.

Employees’ Bonuses

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation. Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

As of December 31, 2012 and 2011, the provisions recorded as a result of services granted and unpaid are as follows:

Short-Term Employees’ Benefits	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Vacation	6,231,487	5,837,134
Bonus and compensation	9,669,922	8,061,468
Total	15,901,409	13,898,602

The Company records the staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of irrevocable severance indemnities, originated by collective and individual agreements entered into with certain groups of employees. Such obligations are determined by means of the present value of the accrued benefit costs, a method that considers several factors in the calculation such as estimates of employee turnover, mortality rates, future salary increases and discount rates. The Company periodically evaluates these factors based on historical data and future projections, making adjustments that apply to identifiable sustained trends. As a result of this process, the discount and turnover rates were updated resulting in a decrease of ThCh$ 3,083,336 in the liability for the payment of severance indemnities, which was registered in the Consolidated Statement of Income during 2012. The obligation is calculated using the severance benefits accrual method. The discount rate is determined by reference to market interest rate curves for high quality bonds. The discount rate in Chile was 6.8% (7.7% in 2011) and in Argentina 26.6% (26.6% in 2011).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

As of December 31, 2012 and 2011, the obligation recorded for severance indemnity are as follows:

Severance Indemnity	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Current	122	7,807
Non-current	13,171,142	15,523,711
Total	13,171,264	15,531,518

The change in the severance indemnity during the year ended as of December 31, 2011 and 2012, was as follows:

Severance Indemnity	Severance Indemnity
ThCh$
Balance as of January 1, 2011	14,767,065
As of December 31, 2011
Current cost of service	615,619
Interest cost	1,212,321
Actuarial loss	610,428
Paid-up benefits	(1,692,390)
Past service cost	407,893
From business combinations	51,392
Others	(440,810)
As of December 31, 2011	15,531,518
As of December 31, 2012
Current cost of service	523,159
Interest cost	1,274,978
Actuarial Gain	(3,492,211)
Paid-up benefits	(721,945)
Past service cost	304,355
Others	(248,590)
As of December 31, 2012	13,171,264

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

The figures recorded in the Consolidated Statement of Income as of December 31, 2012, 2011 and 2010, are as follows:

Expense recognized for severance indemnity	For the years ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Current cost of service	523,159	615,619	533,870
Interest cost	1,274,978	1,212,321	973,827
Past service cost	304,355	407,893	482,816
Actuarial (Gain) loss	(3,492,211)	610,428	101,357
Non-provided paid benefits	1,557,398	2,013,319	1,140,911
Other	814,130	(393,603)	437,814
Total expense recognized in consolidated statement of income	981,809	4,465,977	3,670,595

Actuarial Assumptions

As mentioned in Note 2.19  – Employees’ Benefits, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation as of December 31, 2012 and 2011, are as follows:

			Chile		Argentina
			As of December		As of December
			2012	2011	2012	2011
Mortality table			RV-2004	RV-2004	Gam '83	Gam '83
Annual interest rate			6.8%	7.7%	26.6%	26.6%
Voluntary retirement rotation rate			1.9%	1.0%	n/a	n/a
Company’s needs rotation rate			5.3%	0.5%	n/a	n/a
Salary increase			3.7%	3.7%	21.2%	21.2%
Estimated retirement age for	Officers		60	60	60	60
	Other	Male	65	65	65	65
		Female	60	60	60	60

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1 percent on the discount rate:

Sensitivity Analysis	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	854,557	1,321,827
1% decrease in the Discount Rate (Loss)	(980,616)	(1,556,424)

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Personal expense

The amounts recorded in the Consolidated Statement of Income for the years ended as of December 31, 2012, 2011 and 2010, are as follows:

Personal expense	For the years ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Salaries	93,673,136	81,614,738	72,614,896
Employees’ short-term benefits	15,063,545	13,261,746	10,447,030
Employments termination benefits	981,809	4,465,977	3,670,595
Other staff expense	18,442,996	15,461,284	13,141,922
Total (1)	128,161,486	114,803,745	99,874,443

(1) See Note 10.

Note 32 Non-controlling Interests

Non-controlling Interests consist of the following:

a) Equity

Equity	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	74,676,117	93,480,376
Aguas CCU-Nestlé Chile S.A.	11,327,035	10,330,598
Compañía Pisquera de Chile S.A.	4,654,855	4,467,618
Compañía Cervecera Kunstmann S.A.	3,459,887	2,938,659
Saenz Briones & Cía. S.A.	2,772,662	4,232,200
Sidra La Victoria S.A.	1,210	1,499
Others	406,841	358,775
Total	97,298,607	115,809,725

b) Result

Result	For the years ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	3,397,717	6,659,574	3,828,056
Aguas CCU-Nestlé Chile S.A.	4,884,619	3,614,682	3,233,336
Compañía Pisquera de Chile S.A.	960,778	958,959	918,065
Compañía Cervecerías Unidas Argentina S.A.	-	-	420,387
Compañía Cervecera Kunstmann S.A.	1,052,257	899,089	769,924
Saenz Briones & Cía. S.A.	(798,955)	(30,920)	-
Sidra La Victoria S.A.	(8)	223	-
Others	47,759	(51,000)	67,387
Total	9,544,167	12,050,607	9,237,155

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 33 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of December 31, 2012 and 2011, the Company’s capital shows a balance of ThCh$ 215,540,419, consisting of a total 318,502,872 shares without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares, without any pre-emptive rights. Such common shares are registered for trading at the Santiago and Chile Stock Exchanges, and at the New York Stock Exchange /NYSE), through ADS (American Depositary Shares), with an equivalence of two shares per ADS (See Note 1).

The Company has not issued any shares or convertible instruments during the period, thus changing the number of outstanding shares as of December 31, 2012 and 2011.

Capital Management

The primary purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio allowing the Company to access the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

Consolidated Statement of Comprehensive Income

As of December 31, 2010, 2011 and 2012, the detail of the comprehensive income and expense of the term is as follows:

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge	(429,445)	79,447	(349,998)
Conversion differences of subsidiaries abroad	(11,900,089)	-	(11,900,089)
Total comprehensive income as of December 31, 2010	(12,329,534)	79,447	(12,250,087)
Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge	(239,524)	42,580	(196,944)
Conversion differences of subsidiaries abroad	2,372,063	-	2,372,063
Total comprehensive income as of December 31, 2011	2,132,539	42,580	2,175,119
Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge	(826,120)	189,525	(636,595)
Conversion differences of subsidiaries abroad	(21,230,019)	-	(21,230,019)
Total comprehensive income as of December 31, 2012	(22,056,139)	189,525	(21,866,614)

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Income per share

The basic income per share is calculated as the ratio between the net income (loss) of the term corresponding to shares holders and the weighted average number of valid outstanding shares during such term.

As of December 31, 2012, 2011 and 2010, the information used for the calculation of the income as per each basic and diluted share is as follows:

Income per share	For the years ended December 31,
	2012	2011	2010
Equity holders of the controlling company (ThCh$)	114,432,733	122,751,594	110,699,515
Weighted average number of shares	318,502,872	318,502,872	318,502,872
Basic and diluted income per share (in Chilean pesos)	359,28	385,40	347,56
Equity holders of the controlling company (ThCh$)	114,432,733	122,751,594	110,699,515
Weighted average number of shares	318,502,872	318,502,872	318,502,872
Basic and diluted income per share (in Chilean pesos)	359.28	385.40	347.56

As of December 31, 2012, 2011 and 2010, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net Income

In accordance with Circular No 1945 from the SVS on November 4, 2009, the Board of Directors agreed that the net distributable profit for the year 2011 will be that reflected in the financial statements attributable to equity holders of the parents,  without adjustment. The above agreement remains in effect for the year ended December 31, 2012.

Dividends

The Company’s dividend policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of December 31, 2010, 2011 and 2012, the Company has distributed the following dividends, either interim or final:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share	Related to FY
238	08/01/2010	Interim	60.00000	2009
239	04/28/2010	Final	140.99893	2010
240	01/07/2011	Interim	58,00000	2010
241	04/27/2011	Final	115.78103	2010
242	01/06/2012	Interim	61.00000	2011
243	04/13/2012	Final	131.70092	2011

On April 20, 2010, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 239, amounting to ThCh$ 44,908,564 corresponding to $ 140.99893 per share. This dividend was paid on April 28, 2010.

On April 15, 2011, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 241, amounting to ThCh$ 36,876,591 corresponding to $ 115.78103 per share. This dividend was paid on April 27, 2011.

On April 11, 2012, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 243, amounting to ThCh$ 41,947,122 corresponding to $ 131.70092 per share. This dividend was paid on April 20, 2012.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Other Reserves

The reserves that are a part of the Company’s equity are as follows:

Currency Translation Reserves: This reserve originated mainly from the translation of foreign subsidiaries’ financial statements whose functional currency is different from the presentation currency of the Consolidated Financial Statements. As of December 31, 2012, it amounts to a negative reserve of ThCh$ 44,675,962 (ThCh$ 25,038,705 in 2011).

Hedge reserve: This reserve originated from the hedge accounting application of financial liabilities for. The reserve is reversed at the end of the hedge agreement, or when the transaction ceases qualifying for hedge accounting, whichever is first. The reserve effects are transferred to income. As of December 31, 2012, it amounts to a positive reserve of ThCh$ 98,990 (ThCh$ 484,432 in 2011), net of deferred taxes.

Other reserves: As of December 31, 2012 and 2011, the amount is a negative reserve of ThCh$ 3,371,276 for both dates. Such reserves relate mainly to the following concepts:

-              Adjustment due to re-assessment of fixed assets carried out in 1979.

-              Price level restatement of paid-up capital registered as of December 31, 2008, according to SVS Circular Letter Nª456.

-              Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 (Note 1, paragraph (4)).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 34 Effects of changes in currency exchange rates

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	102.337.275	178.065.758
CLP	84,177,175	155,337,767
U.F.	-	18,963,052
USD	975,193	2,685,764
Euros	303,571	141,146
$ARG	16,847,635	936,654
Others currencies	33,701	1,375
Other financial assets	1,380,474	3,943,959
CLP	1,227,252	1,134,681
USD	119,822	2,734,498
Euros	22,569	67,807
Others currencies	10,831	6,973
Other non-financial assets	16,376,293	10,098,360
CLP	8,990,800	6,995,075
U.F.	284,030	14,447
USD	68	-
$ARG	7,101,395	3,088,838
Accounts receivable - trade and other receivables	204,570,870	193,065,252
CLP	128,498,015	123,527,377
U.F.	103,408	106,795
USD	20,142,827	19,274,307
Euros	6,973,740	7,960,667
$ARG	46,422,310	39,724,238
Others currencies	2,430,570	2,471,868
Accounts receivable from related companies	9,611,990	9,895,877
CLP	9,329,149	9,645,642
USD	282,841	14,693
Euros	-	235,542
Inventories	141,910,972	128,535,184
CLP	118,219,722	100,880,743
USD	3,715,441	5,494,936
Euros	229,090	146,591
$ARG	19,746,719	22,012,914
Tax receivables	19,287,830	17,277,288
CLP	16,690,439	15,259,072
$ARG	2,597,391	2,018,216
Non-current assets held for sale	412,332	509,675
$ARG	412,332	509,675
Total current assets	495,888,036	541,391,353

CLP	367,132,552	412,780,357
U.F.	387,438	19,084,294
USD	25,236,192	30,204,198
Euros	7,528,970	8,551,753
$ARG	93,127,782	68,290,535
Others currencies	2,475,102	2,480,216
Total current assets by currencies	495,888,036	541,391,353

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Non-current assets
Other financial assets	65,541	194,669
USD	65,541	194,531
Euros	-	138
Other non-financial assets	23,239,482	2,996,836
CLP	21,755,055	1,460,245
$ARG	1,484,427	1,536,591
Accounts receivable from related companies	414,115	418,922
U.F.	414,115	418,922
Investments accounted for using the equity method	17,326,391	17,518,920
CLP	17,235,882	17,428,644
$ARG	90,509	90,276
Intangible assets different than goodwill	58,669,967	60,001,652
CLP	46,949,148	45,711,152
$ARG	11,720,819	14,290,500
Goodwill	70,055,369	73,816,817
CLP	54,122,302	54,122,302
$ARG	15,933,067	19,694,515
Property, plant and equipment (net)	612,328,661	556,949,110
CLP	526,036,526	486,464,956
USD	2,740,211	567,815
Euros	6,133,379	1,100,868
$ARG	77,418,545	68,815,471
Biological assets	18,105,213	18,320,548
CLP	17,174,554	17,616,373
$ARG	930,659	704,175
Investment property	6,560,046	7,720,575
CLP	3,541,321	3,960,500
$ARG	3,018,725	3,760,075
Deferred tax assets	23,794,919	19,035,108
CLP	20,242,294	16,915,921
$ARG	3,552,625	2,119,187
Total non-current assets	830,559,704	756,973,157

CLP	707,057,082	643,680,093
U.F.	414,115	418,922
USD	2,805,752	762,346
Euros	6,133,379	1,101,006
$ARG	114,149,376	111,010,790
Total non-current assets by currencies	830,559,704	756,973,157

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of December 31, 2012		As of December 31, 2011
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities	28,691,531	26,182,736	10,541,287	77,472,482
CLP	4,456,464	12,384,910	224,334	21,869,822
U.F.	1,258,825	3,527,646	1,815,825	2,975,128
USD	919,513	7,976,161	5,336,917	45,080,344
Euros	196,660	-	43,411	-
$ARG	21,860,069	2,294,019	3,114,020	7,547,188
Others currencies	-	-	6,780	-
Account payable - trade and other payables	164,942,914	449,534	165,450,644	752,976
CLP	108,134,279	415,325	110,256,517	750,794
USD	10,174,297	34,209	12,106,547	25
Euros	5,152,350	-	4,777,796	2,157
$ARG	41,143,583	-	38,147,313	-
Others currencies	338,405	-	162,471	-
Accounts payable to related companies	8,013,545	-	7,985,452	-
CLP	2,663,033	-	4,538,785	-
U.F.	604,276	-	398,796
Euros	4,746,236	-	3,047,871	-
Other short-term provisons	401,849	-	1,169,126	-
CLP	1,609	-	510,179	-
$ARG	400,240	-	658,947	-
Tax liabilities	-	7,096,722	-	16,810,273
CLP	-	4,516,584	-	11,453,178
$ARG	-	2,580,138	-	5,357,095
Employee benefits provisions	-	15,901,531	-	13,906,409
CLP	-	12,366,550	-	10,441,633
U.F.	-	3,534,981
$ARG	-	-	-	3,464,776
Other non-financial liabilities	58,795,663	4,053,591	68,463,924	-
CLP	58,766,429	4,010,899	68,427,789	-
$ARG	29,234	42,692	36,135	-
Total current liabilities	260,845,502	53,684,114	253,610,433	108,942,140

CLP	174,021,814	33,694,268	183,957,604	44,515,427
U.F.	1,863,101	7,062,627	2,214,621	2,975,128
USD	11,093,810	8,010,370	17,443,464	45,080,369
Euros	10,095,246	-	7,869,078	2,157
$ARG	63,433,126	4,916,849	41,956,415	16,369,059
Others currencies	338,405	-	169,251	-
Total current liabilities by currency	260,845,502	53,684,114	253,610,433	108,942,140

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of December 31, 2012			As of December 31, 2011
	More than 1 year until 3 years	More than 3 year untl 5 years	More than 5 years	More than 1 year until 3 years	More than 3 year untl 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities	95,405,594	15,341,802	98,375,339	77,021,234	9,964,584	83,969,622
CLP	-	-	15,788,638	-	-	-
U.F.	77,334,762	6,483,608	80,814,210	73,074,662	6,216,972	83,969,622
USD	-	7,085,703	-	3,840,580	3,747,612	-
$ARG	18,070,832	1,772,491	1,772,491	105,992	-	-
Other accounys payable	724,930	-	-	-
USD	724,930	-	-	-	-	-
Accounts payable to related companies	2,391,810	-	-	2,484,790	-	-
CLP	-	-	-	618,333	-	-
U.F.	2,391,810	-	-	1,866,457	-	-
Other long term provisions	910,662	396,204	186,414	1,473,970	401,258	40,085
CLP	910,662	-	-	1,473,970	-	-
$ARG	-	396,204	186,414	-	401,258	40,085
Deferred tax liabilities	21,092,438	7,146,940	46,256,563	15,121,523	5,796,332	39,229,166
CLP	20,206,973	6,556,630	38,548,024	14,366,464	5,292,960	30,939,827
$ARG	885,465	590,310	7,708,539	755,059	503,372	8,289,339
Employee benefits provisons	3,456	-	13,167,686	-	-	15,523,711
CLP	-	-	11,821,375	-	-	14,255,670
$ARG	3,456	-	1,346,311	-	-	1,268,041
Total non-current liabilities	120,528,890	22,884,946	157,986,002	96,101,517	16,162,174	138,762,584

CLP	21,117,635	6,556,630	66,158,037	16,458,767	5,292,960	45,195,497
U.F.	79,726,572	6,483,608	80,814,210	74,941,119	6,216,972	83,969,622
USD	724,930	7,085,703	-	3,840,580	3,747,612	-
$ARG	18,959,753	2,759,005	11,013,755	861,051	904,630	9,597,465
Total non-current liabilities by currency	120,528,890	22,884,946	157,986,002	96,101,517	16,162,174	138,762,584

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 35 Contingencies and Commitments

Operating lease agreements

The total amount of the Company’s obligations to third parties relating to lease agreements that may not be terminated is as follows:

Lease Agreements not to be terminated	As of December 31, 2012
ThCh$
Within 1 year	57,398,436
Between 1 and 5 years	74,670,054
Over 5 years	69,596,268
Total	201,664,758

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of December 31, 2012 is as follows:

Purchase and supply agreementsistros	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	49,251,777	9,693,587
Between 1 and 5 years	121,422,222	7,791,855
Over 5 years	25,044,964	-
Total	195,718,963	17,485,442

Capital investment commitments

As of December 31, 2012, the Company had capital investment commitments related to Property, plant and equipment and intangibles (software) for approximately ThCh$ 118,110,184.

Litigation

Significant proceedings faced by the Company and its subsidiaries, including all those that present a reasonably possible risk of occurrence and with a potential individual exposure more than ThCh$ 25,000 are presented below. Those loss contingencies for which an estimate cannot be made have also been considered.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Proceedings and claim

Subsidiary	Court	Number	Description	Status	Estimated accrued loss contingency
Viña San Pedro Tarapacá S.A.	1º Juzgado de Letras del Trabajo de Santiago	655-2009	Interpretation of collective bargaining agreement, illegal discounts of remuneration and restitution of the discounted amounts.

The Court of appeals rejected VSPT annulment request. VSPT lost the trial. The case was refered to the Juzgado de Cobranza Laboral y Previsional, who must practice the liquidation of the award. Pending practice the liquidation.

ThCh$ 15.000
Compañía Industrial Cervecera S.A. (CICSA)	Primera Instancia in Argentina		Claim for supposed sudden termination of a distribution agreement.	The plaintiff appealed the judgment of first instance.	US$ 67,000
Compañía Industrial Cervecera S.A. (CICSA)	Primera Instancia in Argentina		Claim for supposed untimely termination of distribution agreement.

The plaintiff requested a lien over CICSA´s factory in the province of Salta. On 03-12-09 the Company was notified of the end of the probationary period and on 04-08-09 was presented the arguments. The award of the case is pending.

US$ 50,000
Compañía Industrial Cervecera S.A. (CICSA)	Primera Instancia in Argentina		Labour trial for layoff	In evindentiary period (contributions must be paid).	US$ 92,000
Compañía Industrial Cervecera S.A. (CICSA)	Primera Instancia in Argentina		City Council´s Administrative Claim related to advertising and publicity fees.	The process is in administrative phase. Depending on the results, the Company will determine whether it files a lawsuit or not.	US$ 834,000
Compañía Industrial Cervecera S.A. (CICSA)	Primera Instancia in Argentina		Labour trial for layoff	On 06-14-12 the statment of defense was file and on 08-13-12 was deemed to be submitted on time and form. On 08-17-12 was credited in the file the deposit of the final settlement and compensation.	US$ 65,000
Compañía Industrial Cervecera S.A. (CICSA)	Primera Instancia in Argentina		Labour trial for layoff

The award overruled the administrative judicata and omitted the consideration of diriment evidence as an accounting expert opinion. As a result of a lien over a bank account and at the Company´s request, conversations have been started with counsel for the claimant in order to find a settlement to the lawsuit.

US$ 427,000

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 984,466 and ThCh$ 1,624,479 as of December 31, 2012 and 2011, respectively.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Tax processes

The Company was notified on May 2011, by the Chilean Internal Revenue Service ("IRS") of Liquidation of taxes and a Resolution related to the years 2009 and 2010 for ThCh$ 18,731,744 and ThCh$ 613,901, respectively.

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

Guarantees

As of December 31, 2012, the subsidiary Viña San Pedro Tarapacá S.A. (VSPT) has not granted direct any guarantees as part of its common financing operations. However VSPT has entered into indirect guarantees of the financing operations of Finca La Celia subsidiary in Argentina.

The subsidiary Finca la Celia maintains debt with local banks in Argentina, which are indirectly guaranteed by VSPT through stand-by letters issued by Banco del Estado de Chile.

A summary of the main terms of the guarantees granted appears below:

Institution	Amount	Due date
Banco Patagonia	USD 2,000 mil	January 17, 2014
Banco Patagonia	USD 1,200 mil	January 17, 2014
Banco San Juan	USD 1,000 mil	March 30, 2013
Banco Francés	USD 1,500 mil	October 25, 2013

Stand-by letters of credit were issued by VSPT according to the maturity of the financial debts negotiated with the Argentine banks and they are within the financing policy framework approved by the VSPT Board of Directors on April 5, 2011.

The loan obtained by the subsidiary CICSA in Argentina, as described in Note 27, is guaranteed by CCU S.A. through a stand-by unrestricted letter of credit, renewable for equal period during the term of the loan.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 36 Environment

Major Environmental costs accrued as of December 31, 2012, in the Industrial Units of CCU S.A. are distributed as follows:

- IWWT Expenses: 51.7%.

These expenses are mainly related to the maintenance and control of our Industrial Waste Water Treatment Plants (IWWT).

- SIR Expenses: 32.8%.

These expenses are related to the handling and disposal of Solid Industrial Residues (SIR), including hazardous (Respel) and recyclable residues which does not correspond to a landfill.

- Gas Emission Expenses: 0.7%.

These expenses are related to the calibration and verification of instruments for monitoring and operational instrumentation of stationary sources (mainly industrial boilers and electric generators) and their respective emissions, in order to to provide compliance to rules and regulations in the field.

- Other Environmental Expenses: 14.8%

Those expenses are related to the verification and compliance of ISO 22000 Food Safety, ISO 14000 Environmental Management and ISO 18000 OHSAS Operational Health and Safety Management Systems in our industrial plants or deposits, which are in different implementation stages or are in a renewal certification stages. The implementation of these three standards is a corporate goal.

The most relevant investments made during the year 2012, are listed below:

-     CCU Chile. Second improvement project for the Waste Water Treatments Plants in Santiago. Currently in the start-up stage, expected full operational by June 2013 (UF 99,176).

-     CCU Chile. Thermal energy recovery project for the brewhouse, which is operating (UF 48,098).

-     CPCh.  Ovalle, Civil and mechanical strengthening of the main installations (tanks, machinery and barrels); reinforcement of warehouses in Montepatria and Salamanca, mainly a risk prevention initiative (FES - FEI), operating as of June 2013 (UF 30,433).

-     ECUSA. Santiago, water recovery project for bottle washers (last rinse) and waste water treatment system (phase I), which is expected to end in 2013 as well as a new well (UF 8,797).

-     PLASCO. Santiago, FES - FEI initiative (risk prevention), Infrastructure improvements to comply with regulatory requirements of HACCP / ISO 22000, ISO 14001 and OHSAS 18001, completed in December 2012 (UF 7,737).

-      ECUSA. Santiago, canteen remodeling due to regulatory requirement, water rights (UF 9,213), Infrastructure improvement (HACCP requirements) in Santiago and Antofagasta, Fire prevention system, which will be finished in 2013 (UF 7,310).)

-     Aguas CCU-Nestlé, Planta Coinco, Fire prevention system completed in 2012 (UF 4,804).

-     FOODS, Santiago, Infrastructure improvements (ISO certification requirement), completed by 2013 (UF 3,562).

-     VSPT. Improvement projects for fresh water grids and waste water treatment plants as well as existing filtration system in Molina, which is operating since December 2012 (UF 3,845).

-     CCU Chile. Santiago, Hygienic design improvement project, extension of existing fire prevention system and remodelling of existing contractors courtyard (legal requirement) (UF 2,788).

-     ECUSA. Santiago, Boiler improvement project (Burner) in compliance with regulations regarding NOX emissions (UF 2,497), operative since December 2012.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

-     Transportes CCU. Solid waste management project, operative since September 2012 (UF 2,411).

-     Aguas CCU-Nestlé. Coinco, process water measuring equipment, completed in December 2012 (UF 2,374).

-     CPCh. Ovalle, lubrications management system and waste water treatment improvements, finished in December 2012 (UF 2,004).

-     Compañía Cervecería Kunstmann. Valdivia, secondary waste water treatment plant and respective laboratory equipment, processes water measuring equipment, completed in December 2012 (UF 2,002).

-     VSPT. Maipo, Fire risk prevention project (FES - FEI), canteen remodeling; Molina, Waste water treatment improvement and discharge optimization, finalized December 2012 (UF 1,641).

-     FOODS. Talca, waste water measuring equipment; Santiago, fresh water grid extension, completed in December 2012 (UF 1,576).

-     VSPT. Molina, composting equipment, waste compactors and waste containers, finished in December 2012 (UF 1,330).

-     Aguas CCU-Nestlé. Coinco, water heating system (solar), energy consumption measuring equipment, completed in December 2012 (UF 1,084).

-  Compañía Cervecería Kunstmann. Valdivia, Fire risk prevention project (FES - FEI), hazardous material warehouse (Respel) and ISO 22000 prerequisites (access to production lines), finished by December 2012 (1,022 UF).

The main disbursements of the year, detailed by projects, are the following:

Company that made the disbursement	Project	Disbursment incurred during the year
		As of December 31, 2012				As of December 31, 2011
		Expenditure	Investment	Committed amount in future periods	Estimated date completion of disbursements	Expenses	Investment
		ThCh$	ThCh$	ThCh$		ThCh$	ThCh$
CCU Chile	Disposal of industrial solids, liquids and others residues	1,141,905	3,381,424	297,088	Dec-13	824,775	6,642,350
Cia. Industrial Cervecera S.A.	Disposal of industrial solids, liquids and others residues	1,403,189	424,005	195,018	Dec-13	1,077,125	628,460
Cia. Pisquera de Chile S.A.	Disposal of industrial solids, liquids and others residues	157,638	732,193	971,754	Dec-13	189,550	444,387
Transportes CCU Ltda.	Disposal of industrial solids, liquids and others residues	211,546	54,335	-	-	205,475	120,665
VSPT	Disposal of industrial solids, liquids and others residues	276,516	73,504	15,986	Dec-12	443,888	200,000
Others	Disposal of industrial solids, liquids and others residues	514,022	562,107	1,529,572	Dec-13	483,080	292,141

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 37 Subsequent Events

A.    The Consolidated Financial Statements of CCU S.A. have been approved by the Board Directors on January 30, 2013.

B.    There are no others subsequent events between the closing date and the filing date of these Financial Statements that could significantly affect their interpretation.