Form 20-F/A
period 2012-12-31
UNITED BREWERIES CO INC
filed 2013-05-17
CIK 888746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

YES   X   NO     _

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

YES          NO     X

Explanatory Note

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends Compañía Cervecerías Unidas S.A.’s (the “Company”) Annual Report on Form 20-F for the fiscal year ended December 31, 2012, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on April 26, 2013 (the “Original Filing”). The Company is filing this Amendment solely to (i) update the well-known seasoned issuer status, (ii) correct a clerical error in the table of Major Shareholders on page 99 of the Original Filing, and (iii) provide a signature page omitted in the Original Filing.

We are also including the updated certifications required by the filing of this Amendment as exhibits 12.3 and 12.4 to this Amendment. No other changes have been made to the Original Filing. The Original Filing, as amended by this Amendment, speaks as of the original filing date of the Original Filing, and does not reflect events that may have occurred subsequent to the original filing date of the Original Filing.

PART I

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

(1) Inversiones y Rentas S.A. owns 99.9999% of Inversiones IRSA Ltda.’s equity.

(2) Does not include the 210,568,432 shares of our common stock owned, directly and indirectly, by Inversiones y Rentas S.A., which is 50% beneficially owned by the Luksic family, as discussed below. Andrónico Luksic, our director, is a member of the Luksic family.

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

*12.1 Certification of Chief Executive Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

*12.2 Certification of Chief Financial Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

**12.3 Certification of Chief Executive Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

**12.4 Certification of Chief Financial Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

***13.1 Certification of Chief Executive Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

***13.2 Certification of Chief Financial Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

__________

*           Previously filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2012

**          Filed herewith

***         Previously furnished with the Company’s Annual Report on Form 20-F for the year ended December 31, 2012

Signatures

               The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Compañía Cervecerías Unidas S.A.
 (United Breweries Company, Inc.)

By:  ____/s/ Patricio Jottar
              Patricio Jottar
              Chief Executive Officer

Date: May 17, 2013