Form 20-F
period 2013-12-31
UNITED BREWERIES CO INC
filed 2014-04-29
CIK 888746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended                         December 31, 2013

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

Felipe Dubernet, (562-24273536), fdubern@ccu.cl   Vitacura 2670, Twenty-Third Floor, Santiago, Chile

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

Common stock, with no par value:         369,502,872

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES   X   NO____

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

YES      NO__

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer X   Accelerated filer        Non-accelerated filer____

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

ITEM 17      ITEM 18__

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES     NO  X

Table of Contents

Introduction

In this annual report on Form 20-F, all references to “we,” “us,” “Company” or “CCU” are to Compañía Cervecerías Unidas S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries.  Chile is divided into regions, each of which is known by its roman number (e.g. “Region XI”).  Our fiscal year ends on December 31st. The expression “last three years’’ means the years ended December 31, 2011, 2012 and 2013. Unless otherwise specified, all references to “U.S. dollars” “dollars” “USD” or “US$” are to United States dollars, and references to “Chilean pesos” “pesos”  “Ch$” or “CLP” are to Chilean pesos.  We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These are the Company’s fifth annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB and IFRS 1 “First Time Adoption of International Financial Reporting Standards.” Until and including our financial statements for the year ended December 31, 2008, we prepared our consolidated financial statements in accordance with Chilean generally accepted accounting principles (“Chilean GAAP”), which differs in certain important respects from IFRS, and were required to reconcile our financial statements to U.S. generally accepted accounting principles (“US GAAP”). Following the Company’s adoption of IFRS, as issued by the IASB, we are no longer required to reconcile our financial statements to US GAAP. See the notes to our consolidated financial statements included in pages F-1 through F-109 of this annual report.  We use the metric system of weights and measures in calculating our operating and other data.  The United States equivalent units of the most common metric units used by us are as shown below:

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

CCU has historically estimated its market shares in Chile and Argentina using different sources of information, depending on the category.

The sources for the respective categories are:

1.    Nielsen (Retail Index): carbonated soft drinks, water, nectars, pisco, rum, domestic wine in Chile and cider in Argentina.

2.    Internal Estimates: beer Chile, beer Argentina, and as a reference for carbonated soft drinks, water and pisco.

3.    Exporters Association: wine exports.

We had previously decided to use internal estimates in some categories in order to account for relevant sales that were not captured by Nielsen as a result of its sampling methodology. As further described below, we believe that Nielsen underestimates our market share in some categories and overestimates it in others. However, we recently concluded that our internal estimates have been gradually losing accuracy over time as a result of industry players providing less information to the market. The lack of information has made it difficult to check our internal estimates with real data from the industry.  Accordingly, starting in 2014, we will only report the information from Nielsen for market share.

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

•         political and economic developments in Chile, Argentina and other countries where we currently conduct business or may conduct business in the future, including other Latin American countries; and

•         other factors discussed under “Item 3: Key Information – Risk Factors,” “Item 4: Information on the Company” and “Item 5: Operating and Financial Review and Prospects.”

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

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

Selected Financial Data

The following table presents selected consolidated financial data as of and for the years ended December 31, 2013, 2012 and 2011 which has been derived from our consolidated financial statements prepared in accordance with IFRS and included elsewhere in this annual report, and as of and for the years ended December 31, 2010 and 2009 which has been derived from our consolidated financial statements prepared in accordance with IFRS and not included in this annual report. The financial data set forth below should be read in conjunction with the consolidated financial statements and related notes and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report.

	2009	2010	2011	2012	2013
1. Income Statement Data:	(million of CLP)(1)
Net sales	776,544	838,258	969,551	1,075,690	1,197,227
Gross margin	411,446	456,714	521,689	582,603	660,530
Operating Result (2)	137,382	163,891	192,818	181,188	188,266
Other gains (losses)	21,925	6,136	3,010	-4,478	959
Net financing expenses	-10,367	-8,286	-7,324	-9,362	-15,830
Results as per adjustment units	4,190	-5,076	-6,728	-5,058	-1,802
Foreign currency exchange differences	-1,390	-1,401	-1,079	-1,003	-4,292
Income taxes	-11,724	-27,853	-45,196	-37,133	-34,705

Net income for the year:	141,365	119,937	134,802	123,977	132,905
Attributable to:
Equity holders of the Parent Company	128,037	110,700	122,752	114,433	123,036
Non-controlling interests	13,328	9,237	12,051	9,544	9,869

Basic and Diluted Income per share	402.00	347.56	385.40	359.28	370.81
Basic and Diluted Income per ADS (3)	804.00	695.12	770.80	718.57	741.61
Dividend per share (4)	201.0	173.8	192.7	179.6	166.5
Dividend per ADS in US$ (3)(4)	0.78	0.73	0.78	0.76	0.61
Weighed average shares outstanding (000)	318,503	318,503	318,503	318,503	331,806

		Year ended December 31,
	IFRS	2009	2010	2011	2012	2013
2. Balance Sheet Data:		(million of CLP) (1)

	Total assets	1,103,716	1,151,689	1,298,365	1,328,710	1,727,720
	Total non-current liabilities	284,374	299,657	251,026	303,662	234,347
	Total Financial debt (5)	229,528	232,967	258,969	263,997	263,251
	Capital stock	231,020	231,020	231,020	231,020	562,693
	Subtotal Equity attributable to equity holders of the parent company	462,230	505,655	568,976	613,220	988,676
	Total shareholders' equity	573,207	615,074	684,786	710,518	1,084,244
3. Other Data
	Sales volume (in millions of liters):
	Total volume	1,628.9	1,729.8	1,839.7	1,990.9	2,191.4
	Chile Operating segment	1,127.1	1,195.1	1,260.4	1,384.4	1,556.8
	Beer Chile	507.2	514.8	538.5	543.4	553.6
	Non-alcoholic beverages (6)	600.0	659.1	699.1	814.7	975.9
	Spirits	19.9	21.2	22.8	26.3	27.3
	Rio de la Plata Operating segment	391.6	414.2	458.1	478.9	507.2
	CCU Argentina (7)	391.6	414.2	458.1	457.8	445.7
	Other (8)	-	-	-	21.1	61.5
	Wine Operating segment (9)	110.2	120.5	121.2	127.6	127.4
(1)	Expect shares outstanding, per share and per ADS amounts and sales volume.
(2)

Defined, for management purposes, as earnings before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. Please see “Item 5: Operating and Financial Review and Prospects—OPERATING RESULT” for more details regarding Operating Result and a reconciliation of the most directly applicable IFRS measure to Operating Result.

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

(5)	Includes short-term and long-term financial debt (mainly bank loans, bonds and financial leasing).
(6)	Includes sales of soft drinks, nectars, mineral and purified water, isotonic and energy drinks, and ice tea in Chile.
(7)	Includes sales of beer, cider and spirits in Argentina.
(8)	Includes sales of mineral water and soft drinks in Uruguay.
(9)	Includes sales of wine in Chile and Argentina. Excludes bulk wine sales.

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

Purchases and sales of foreign currencies effectuated outside the formal exchange market are carried out in the Mercado Cambiario Informal (the informal exchange market).  The informal exchange market reflects the supply and demand for foreign currency.  There are no limits imposed on the extent to which the rate of exchange in the informal exchange market can fluctuate above or below the observed exchange rate. On March 31, 2014, the U.S. dollar observed exchange rate was CLP550.53 per U.S. dollar, which is explained by the current excess of foreign currency.

The following table sets forth the low, high, average and period-end observed exchange rates for U.S. dollars for each of the indicated periods starting in 2009 as reported by the Central Bank of Chile.  The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

	Daily Observed Exchange Rate (1)
	(CLP per USD)
	Low (2)	High (2)	Average (3)	Period-end(4)

2009	491.09	643.87	559.15	507.10
2010	468.01	549.17	510.22	468.01
2011	455.91	533.74	483.57	519.20
2012	469.65	519.69	486.55	478.60
2013	466.50	533.95	495.11	524.61
October 2013	493.36	508.58	500.96	507.64
November 2013	507.64	528.19	520.35	529.64
December 2013	523.76	533.95	529.20	524.61
January 2014	527.53	553.84	538.36	553.84
February 2014	546.94	563.32	554.69	559.38
March 2014	550.53	573.24	564.45	550.53

Source: Central Bank of Chile
(1) Historical pesos.
(2) Rates shown are the actual low and high, on a day-by-day basis for each period.
(3) For yearly data, the average of monthly average rates during the period reported, and for monthly data, the average of daily average rates during the period reported.
(4) Published on the first day after month(year) end.

The exchange rate on April 24, 2014, the latest practicable date, was CLP 563.76 per U.S. dollar.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

RISKS RELATING TO CHILE

We are substantially dependent on economic conditions in Chile, which may adversely impact our results of operations and financial condition.

We are predominantly engaged in business in Chile and 68.0% of our sales revenues in 2013 were generated from our Chilean operations, 23.3% came from operations in Argentina, 0.8% in Uruguay and 7.9% from exports out of Chile.  Thus, our results of operations and financial condition are dependent to a large extent on the overall level of economic activity in Chile.  The Chilean economy has experienced an average annual growth rate of 5.3% between 2009 and 2013, and 4.1% in 2013. In the past, slower economic growth in Chile has slowed down the rate of consumption of our products and adversely affected our profitability.  Chile’s economic performance was affected in 2009 by the disruption in the global financial markets and in 2010 by an earthquake, and therefore the growth rate of the 2009-2013 period is not necessarily indicative of future performance.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.  For example, the Santiago Stock Exchange, which is Chile’s principal stock exchange, had a market capitalization of approximately US$266.0 billion as of December 31, 2013, while The New York Stock Exchange (“NYSE”) had a market capitalization of approximately US$17.95 trillion and the NASDAQ National Market (“NASDAQ”) had a market capitalization of approximately US$6.09 trillion as of the same date. In addition, the Chilean securities markets can be materially affected by developments in other emerging markets, particularly other countries in Latin America.

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

The Chilean government’s economic policies and any future changes in the value of the Chilean peso relative to the U.S. dollar could adversely affect the dollar value and the return on any investment in our ADSs.  The Chilean peso has been subject to large nominal devaluations and appreciations in the past and may be subject to significant fluctuations in the future.  For example, in the period from December 31, 2012 to December 31, 2013, the daily average value of the Chilean peso relative to the U.S. dollar increased by 1.7% in nominal terms, whereas the year end value decreased by 9.6% based on the observed exchange rate for U.S. dollars on those dates. See “Item 3: Key Information–Selected Financial Data–Exchange Rates.”

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

In addition to our operations in Chile, we maintain substantial assets in Argentina and derive significant revenue from our operations in Argentina. In 2013, we derived CLP279,343 million, or 23.3%, of our revenues from our Argentine operations, and, as of December 31, 2013, CLP195,931 million, or 11.3%, of our assets were located in Argentina. As local demand for alcoholic and non-alcoholic beverages is usually correlated with economic conditions prevailing in that market, which in turn is dependent on the macroeconomic condition of the country, the financial condition and results of our operations in Argentina are, to a considerable extent, dependent upon political and economic conditions prevailing in Argentina. From 1999 through 2002, Argentina suffered a prolonged recession, which culminated in an economic crisis.  Currently we have been observing a slowdown and accordingly cannot assure you that economic conditions in Argentina will improve or that our business will not be materially affected if Argentine economic conditions were to deteriorate. See “Item 5: Operating and Financial Review and Prospects – Trend Information.”

The Argentine peso is subject to volatility which could adversely affect our results.

A devaluation of the Argentine peso may adversely affect our operating results. In the first quarter of 2014 Argentina experienced a devaluation of the Argentine peso of 22.9% while devaluation peaked in January by 23.1%. Whereas the economic situation in Argentina has stabilized and the Argentine government has been taking actions to protect foreign currency reserves, we cannot assure you that the Argentine economy will recover or that it will not face a recession, or predict what effect such a recession would have on our operations in Argentina. In 2009, the Company first reported its financial statements under IFRS, using the Argentine peso as the functional currency for our Argentine subsidiaries. Those results are calculated in said currency and then translated into Chilean pesos for consolidation purposes.

Argentina’s legal regime and economy are susceptible to changes that could adversely affect our Argentine operations.

The measures taken by the Argentine government to address the country’s economic situation severely affected the Argentine financial system’s stability and have had a materially negative impact on its reputation and lately, on the Company’s business. Recently, Argentina has been increasing restrictions on foreign exchange transactions. If Argentina were to experience a new fiscal and economic crisis, the Argentine government could implement economic and political measures, which could adversely impact our business. The unpredictability, timing and scope of possible measures adopted by the Argentine government, including expropriations, higher taxes and exchange control measures, could adversely affect our operations in Argentina and our future results of operations.

Since January 2006, the Argentine government has adopted different methods to directly and indirectly regulate the prices of various consumer goods, including bottled beer, in an effort to slow inflation. In 2013 formal measures were implemented to freeze prices in Argentina, and the government may continue to do so in the future.

Additionally, measures taken by the Argentine government to control the country’s trade balance and to limit the access to foreign currencies have negatively impacted the free import of goods and royalty payments by the Company, and also the repatriation of profits. For example, due to an unforeseeable and abrupt new application of an import regime enforced in 2012 and to the lack of approval by the Secretariat of Interior Commerce of certain imports of Corona and Negra Modelo products, in 2013 the Company was not allowed to reach certain minimum contractual thresholds for the purchase of such products. Formal and de facto measures that are purely based on economic governmental policies may continue affecting our operations in Argentina, as we need to regularly import raw materials and finished products into Argentina.

We cannot assure you that these and other unpredictable measures adopted by the Argentine government will not have an adverse effect on our operations in Argentina.

RISKS RELATING TO OUR BUSINESS

Potential changes to Chilean tax rules may result in an increase in the prices of our products and a corresponding decline in sales volumes.

Michelle Bachelet, the current President of Chile, who started her four-year term on March 11, 2014 has submitted a proposal to the Chilean parliament for their approval to increase the existing “ad valorem” tax on beer, wine and liquor products, which would significantly increase the price of our alcoholic products sold in Chile. If enacted, the proposal would charge an 18% excise tax on alcoholic beverages plus an additional 0.5% for each 1% of alcohol content.  For example, the ad valorem excise tax would increase from 15% to 20.5% on regular beer with 5% alcohol content, from 15% to 24% on the typical wine with 12% alcohol content, and from 27% to 35.5% on pisco with 35% alcohol content. Furthermore, the proposal includes an increase in the taxation on non-alcoholic sugar containing beverages, from 13% to 18%. In addition, Ms. Bachelet has also submitted a proposal for approval by the parliament to increase the statutory corporate tax rate from 20% to 25%, being staggered through 2017, as well as make other changes to income tax rates and other existing tax rules.

These proposals are expected to be debated in the Chilean Congress in the coming months, and will require a simple majority for approval.  Based on our experience having looked at the four prior alcohol tax proposals during the last 14 years, which had failed to materialize, we expect that the congressional debate process will take about 3-7 months.

Implementation of these or similar reforms in Chile, might adversely affect our businesses and accordingly, we cannot assure you that we will be able to maintain our current levels of sales or cash flows.

Our products are taxed with different duties, particularly with respect to excise taxes on the consumption of alcoholic and non-alcoholic beverages.

The Argentine ad valorem excise tax is 8.7% for beer, and the Chilean ad valorem excise tax is 15% for beer and wine, 27% for spirits, and 13% for non-alcoholic sugar containing beverages. An increase in the rate of these or any other tax could negatively affect our sales and profitability.

Fluctuations in the cost of our raw materials may adversely impact our profitability if we are unable to pass those costs along to our customers.

We purchase malt, rice and hops for beer, sugar for soft drinks, grapes for wine and packaging material from local producers or in the international market.  The prices of those materials are subject to volatility caused by market conditions, and have experienced significant fluctuations over time and are determined by the global supply and demand for commodities as well as other factors, such as fluctuations in exchange rates, over which we have no control.

Although we historically have been able to implement price increases in response to increases in raw material costs and thus have not sought to hedge our exposure to increases in raw material prices, we cannot assure you that our ability to recover increases in the cost of raw materials will continue in the future.  In particular, where raw material price fluctuations do not keep pace with market conditions in the markets in which we operate, we may have limited capacity to raise prices to offset increases in costs.  If we are unable to increase prices in response to increases in raw material costs, any future increases in raw material costs may reduce our margins and profitability if we are not able to offset such cost increases through efficiency improvements or other measures.

We are controlled by one majority shareholder, whose interests may differ from those of holders of our ADSs, and this shareholder may take actions which adversely affect the value of a holder’s ADSs or common stock.

As of March 31, 2014, Inversiones y Rentas S.A. (“IRSA”) a Chilean closed corporation, directly and indirectly owned 60.0% of our shares of common stock.  Accordingly, IRSA has the power to control the election of most members of our board of directors and its interests may differ from those of the holders of our ADSs.  IRSA also has significant influence in determining the outcome of any corporate transaction submitted to our shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and going-private transactions.  In addition, actions by IRSA with respect to the disposal of the shares of common stock that it owns, or the perception that such actions may occur, may adversely affect the trading prices of our ADSs or common stock.

Competition in the Chilean beer market may erode our market share and lower our profitability.

In 2013, our market share of the Chilean beer market by volume was approximately 77.5%.  Our largest competitor in the Chilean beer market by volume is Cervecería Chile S.A. (“Cervecería Chile”), a subsidiary of Anheuser-Busch InBev (“AB Inbev”). We estimate that Cervecería Chile had a market share by volume in Chile of approximately 11.6% in 2013. In the past, Cervecería Chile had engaged in aggressive pricing, through maintaining a consistent price gap,  and several promotional activities. If Cervecería Chile were to amplify its aggressive price discounting practices in the future, we cannot assure you, given the current environment that any such discounting or other competitive activities will not have a material adverse impact on our profitability or market share.

In 2013, AB Inbev finalized the acquisition of Grupo Modelo, owner of the Corona brand, which is currently distributed in Chile by Distribuidora Errázuriz S.A. (“DESA”). In the future this brand could be transferred to Cervecería Chile, thus potentially growing in distribution, which implies a potential risk to our market share and profitability. Another source of risk is the strengthening of Cervecería Chile´s brand portfolio due to the transfer of the Budweiser brand, currently produced in Argentina and distributed in Chile by CCU. Budweiser may be transferred to Cervecería Chile by the end of 2015 due to the expiration the distribution agreement.

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

Beer consumption in Chile may be influenced by changes in domestic wine, spirits and/or other non-alcoholic beverages’ relative prices.  Increases in domestic wine prices have tended to lead to increases in beer consumption, while reductions in wine prices have tended to reduce or slow the growth of beer consumption. As a result of our lower market share in the Chilean wine, spirits and soft drinks markets as compared to our market share in the Chilean beer market, we expect that our profitability could be adversely affected if beverage consumers were to shift their consumption from beer to either wine, spirits or soft drinks.

Quilmes dominates the beer market in Argentina and we may not be able to maintain our current market share.

In Argentina, we face competition from Quilmes Industrial S.A. (“Quilmes”) and from Cervecería Argentina S.A. Isenbeck (“CASA Isenbeck”), a former subsidiary of Warsteiner Brauerei Hans Cramer GmbH & Co. (“Warsteiner”), which was acquired by SABMiller plc on November 24, 2010. We estimate that in 2013 Quilmes had a market share of 73% and CASA Isenbeck had a market share of 4%. We estimate that our market share of the Argentine beer market was 23% in 2013.  As a result of its dominant position in Argentina, Quilmes’ large size enables it to benefit from economies of scale in the production and distribution of beer throughout Argentina.  Therefore, we cannot assure you that we will be able to grow or maintain our current market share of the Argentine beer market.

Consolidation in the beer industry may impact our market share.

In 2005, SABMiller plc merged with Grupo Empresarial Bavaria, a Colombian brewer with operations in Colombia, Peru, Ecuador and Panama, forming the then second-largest brewer in the world.  In 2010 SABMiller Plc acquired CASA Isenbeck, the third-largest brewer in Argentina.

In March 2004, Compania de Bebidas das Américas (“AmBev”) and Interbrew announced an agreement to merge, creating the world’s largest brewer under the name InBev. Additionally, in January 2007, AmBev assumed control of Quilmes.  Inbev and Anheuser-Busch merged in November 2008, creating AB Inbev, the world’s global beer leader. In Chile, Quilmes sells its beer through Cervecería Chile, a subsidiary of ABInbev, which had a market share of approximately 11.6% in 2013, and in Argentina it had a market share of approximately 73% in 2013. In 2013, AB Inbev finalized the acquisition of Grupo Modelo. As a consequence of the above referenced merger, the brand Budweiser, whose production and distribution license contract was granted to Compañía Cervecerías Unidas Argentina S.A. (“CCU Argentina”) until 2025, belongs to a competitor. Cervecera CCU Chile Ltda. (“CCU Chile”) has a distribution contract until 2015 to distribute Budweiser in Chile. We cannot assure you that the contracts will be renewed.

Consolidation in the beer industry has resulted in larger and more competitive participants, which could change the current market conditions under which we operate.

Restrictions in the gas supply from Argentina have increased our energy costs, and higher oil prices have increased our distribution expenses.

Since 2005, the Argentine government has restricted gas exports to Chile due to domestic supply problems. This has increased the cost of operating our beer production plants in Chile and Argentina, as well as our soft drinks plants in Chile. Gas supplies are currently stable, reducing the risk of further cost increases. However, these restrictions have increased electrical power costs. Because our boilers can be operated with gas or with alternative fuels, such as diesel oil or butane gas, we do not anticipate the need for additional investments. The Chilean government is presently implementing a strategy to diversify the country’s energy supply. The construction in Quintero of the first plant to process imported LNG (liquefied natural gas), which started its operation in August 2009, brought relief to the energy issue.  However, we cannot assure you that the supply of energy or the cost thereof will not experience further fluctuations as a result of these policies.  Electric power costs in Chile have increased significantly in the last year mainly due to hydroelectric plants having lower water reservoir levels, which was exacerbated by the absence of new installed capacity at lower costs.  Furthermore, the rise in oil prices have led to increases in our distribution costs.  If these trends were to continue, the resulting increases in energy prices may reduce our margins if we are unable to improve efficiencies or increase our prices to offset them.

Changes in the labor market in the countries in which we operate may affect margins in our business.

In 2013, Chile’s unemployment rate was relatively low at 5.9%, which had a direct impact on our salary expense given the resulting competition for workers. Additionally, the mining industry’s need for a large workforce has put additional pressure on salary expenses as our business is work-force intensive, particularly in the distribution area. Furthermore, certain propositions to increase the minimum wage in Chile are constantly discussed in the Chilean Congress, and the passage of any such propositions may result in further increases in our salary expenses, which may have an effect on our margins and profitability.  In Argentina, given labor unions pressures related to country´s high level of inflation, we have also faced pressure with respect to our salary expenses.

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

The Chilean supermarket industry has gone through a consolidation process, increasing the importance and purchasing power of a few supermarket chains. As a result, we may not be able to negotiate favorable prices, which may adversely affect our sales and profitability. The importance of supermarkets to our business operations is disclosed in the discussion of each of our operating segments.

Additionally, and despite having insurance coverage, this supermarket chain consolidation has the effect of increasing our exposure to counterparty credit risk such that we have more exposure in the event one of these large customers fails to honor its payment obligations to us for any reason.

Dependence on few suppliers for some important raw materials.

In the case of cans, both in Chile and Argentina we purchase from a single supplier, Rexam, which has production plants in each country. However, cans can also be imported from other Rexam plants or from alternative suppliers in the region. In the case of glass bottles, in Chile, we purchase most of our bottles from a single local supplier, Cristalerías Chile, although there are other glass suppliers in Chile from whom we can purchase and we also import from other suppliers. We have long term contracts for malt in Chile and in Argentina. While we have alternatives in procuring our supplies, if we experience disruptions in our supply chain we may not be able to obtain replacement supplies at favorable pricing or advantageous terms, which may adversely affect our results. In the case of one way polyethylene terephthalate resins (“PET”), we purchase from several suppliers located in China, Mexico and the U.S. and in the past we have also bought from Argentina. For hotfill PET, our sole provider is Indorama, which operates in Mexico.

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

On March 15, 2012 law 20,580 was enacted by the Chilean congress. This law amended the limit for blood alcohol content while driving reducing the limit from less than 0.5 gr/lt. to less than 0.3 gr/lt., which has already had an impact on the level of consumption of alcoholic beverages and consequently our business.

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

Currency fluctuations, especially of the Chilean peso, may affect our profitability.

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

Natural disasters, climate change, terrorism, pandemics, strikes or other catastrophic events could impair our ability to manufacture, distribute or sell our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to manage such events effectively if they occur, could adversely affect our sales volume, cost of raw materials, earnings and financial results. For example, on February 27, 2010, an 8.8 magnitude earthquake struck central Chile, followed by a subsequent tsunami. The earthquake epicenter was located 200 miles southwest of Santiago and 70 miles north of Concepción, Chile’s second largest city. See “Item 5: Operating and Financial Review and Prospects–Overview–Impact of the February 27, 2010 Earthquake and Tsunami and Changes in Consolidation Scope.”

On April 1, 2014, an 8.2 magnitude earthquake struck the northern part of Chile, but did not have a significant effect on our operations. A future earthquake, tsunami or other natural disaster, however, could have a significant effect on our business, results of operations and financial condition.

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

In order to vote at shareholders’ meetings, if a holder is not registered on the books of the ADS depositary, the holder of our ADSs is required to transfer their ADSs for a certain number of days before a shareholders’ meeting into a blocked account established for that purpose by the ADS depositary.  Any ADSs transferred to this blocked account will not be available for transfer during that time.  If a holder of our ADSs is registered on the books of the ADS depositary, it must give instructions to the ADS depositary not to transfer its ADSs during this period before the shareholders’ meeting.  A holder of our ADSs must therefore receive voting materials from the ADS depositary sufficiently in advance in order to make these transfers or give these instructions. There can be no guarantee that a holder of our ADSs will receive voting materials in time to instruct the ADS depositary on how to vote.  It is possible that a holder of our ADSs will not have the opportunity to exercise a right to vote at all.  Additionally, a holder of our ADSs may not receive copies of all reports from us or the ADS depositary.  A holder of our ADSs may have to arrange with the ADS depositary’s offices to inspect any reports issued.

In the past, Chile has imposed controls on foreign investment and repatriation of investments that affected investments in, and earnings from, our ADSs.

Equity investments in Chile by persons who are not Chilean residents have historically been subject to various exchange control regulations that restrict the repatriation of the investments and earnings therefrom. In April 2001, the Central Bank eliminated most of the regulations that affected foreign investors, although foreign investors still have to provide the Central Bank with information related to equity investments and must conduct such operations within the formal exchange market. Additional Chilean restrictions applicable to holders of our ADSs, the disposition of the shares underlying them, the repatriation of the proceeds from such disposition or the payment of dividends may be imposed in the future, and we cannot advise you as to the duration or impact of such restrictions if imposed.

If for any reason, including changes in Chilean law, the depositary for our ADSs were unable to convert Chilean pesos to U.S. dollars, investors would receive dividends and other distributions, if any, in Chilean pesos.

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

To the extent that a holder of our ADSs is unable to exercise their preemptive rights because a registration statement has not been filed, the depositary will attempt to sell the holder’s preemptive rights and distribute the net proceeds of the sale, net of the depositary’s fees and expenses, to the holder, provided that a secondary market for those rights exists and a premium can be recognized over the cost of the sale.  A secondary market for the sale of preemptive rights can be expected to develop if the subscription price of the shares of our common stock upon exercise of the rights is below the prevailing market price of the shares of our common stock. Nonetheless, we cannot assure you that a secondary market in preemptive rights will develop in connection with any future issuance of shares of our common stock or that if a market develops, a premium can be recognized on their sale.  Amounts received in exchange for the sale or assignment of preemptive rights relating to shares of our common stock will be taxable in Chile and the United States.  See “Item 10: Additional Information – Taxation – Chilean Tax Considerations – Capital Gains” and “– United States Federal IncomeTax Considerations – Taxation of Capital Gains.”  If the rights cannot be sold, they will expire and a holder of our ADSs will not realize any value from the grant of the preemptive rights.  In either case, the equity interest of a holder of our ADSs in us will be diluted proportionately.

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

We are subject to a full range of governmental regulation and supervision generally applicable to companies engaged in business in Chile and Argentina.  These regulations include labor laws, social security laws, public health, consumer protection and environmental laws, securities laws, and antitrust laws.  In addition, regulations exist to ensure healthy and safe conditions in facilities for the production and distribution of beverages and sweet snacks products.

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

In 1994, we diversified our operations both in the domestic and international markets.  In that year, we purchased a 48.4% interest in the Chilean wine producer Viña San Pedro S.A. (“VSP”, today, “VSPT”). Since December 31, 2008, that interest has reached 64.72% as of the date of this annual report.  In November 1994, we and Buenos Aires Embotelladora S.A. (“BAESA”), (the PepsiCo bottler in Chile at that time) merged to create Embotelladoras Chilenas Unidas S.A. (“ECUSA”), for the production, bottling, distribution and marketing of soft drinks and mineral water products in Chile.  In November 1999, we purchased BAESA’s interest in ECUSA and thereafter have controlled 100% of that company.

Through CCU Argentina, we began our expansion into Argentina by acquiring an interest in two Argentine breweries: 62.7% of the outstanding shares of Compañía Industrial Cervecera S.A. (“CICSA”), were acquired during January and February 1995 and 98.8% of the outstanding shares of Cervecería Santa Fe S.A. (“CSF”), were acquired in September 1995.  In 1997, CCU Argentina increased its interest in CICSA to 97.2% and in CSF to 99.9% through the purchase of non-controlling interests.  In January 1998, we decided to merge these two breweries into one company operating under the name of CICSA.  Following the merger, CCU Argentina’s interest in CICSA was 99.2%.  In April 1998, CCU Argentina completed the purchase of the brands and assets of Cervecería Córdoba S.A. for US$8 million.  After subsequent capital increases, the last one in June 2008, our interest in CCU Argentina reached 95.96%, with Anheuser-Busch Incorporated’s (“Anheuser-Busch”) interest at 4.04%.

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

To increase our presence in the premium beer segment, in November 2000 we acquired a 50% stake in Cervecería Austral S.A., located in the city of Punta Arenas, with an annual production capacity of 6.1 million liters.  Further, in May 2002, we acquired a 50% stake in Compañía Cervecera Kunstmann S.A., located in the city of Valdivia.

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

In December 2006, we signed a joint venture agreement with Watt’s S.A. (“Watt’s”), a local fruit related company, under which we participate in equal parts in Promarca S.A. (“Promarca”).  This new company owns the brands “Watt’s,” “Watt’s Ice Frut ,” “Yogu Yogu” and “Shake a Shake” in Chile.  Promarca granted both of its  shareholders, for an indefinite period, the exclusive licenses for the production and sale of the different product categories.  Therefore, we now participate in new product categories such as 100% fruit juices and fruit, soy and dairy based beverages.

In May 2007, CPCh entered the rum market with our proprietary brand Sierra Morena and later, in 2008, added new rum brand extensions and introduced various pisco based cocktails. Since 2011, our international strategy has focused on exports to Argentina, the United States and Asia, including Russia.

In December 2007, we entered into an agreement with Nestlé Chile S.A. and Nestlé Waters Chile S.A., the latter of which acquired a 20% interest in our subsidiary Aguas CCU-Nestlé Chile S.A. (“Aguas CCU”), the company through which we develop our bottled water business in Chile.  As part of this new association, Aguas CCU introduced in 2008 the Nestlé Pure Life brand in Chile.  Nestlé had a call option to increase its ownership in Aguas CCU by an additional 29.9%, which expired on June 5, 2009. On June 4, 2009 ECUSA received a notification from Nestlé Waters Chile S.A. exercising its irrevocable option to buy 29.9% of Aguas CCU equity, within the scope of the association contract. The completion of the deal represented a profit before taxes for ECUSA of CLP24,439 million. On September 30, 2009 in extraordinary shareholders’ meetings, Aguas CCU and Nestlé Waters Chile S.A. (“Waters Chile”) approved the merger of Waters Chile and Aguas CCU. The present shareholders of Aguas CCU are ECUSA (50.10%), Nestlé Chile S.A. (49.401%) and Comercializadora de Productos Nestlé S.A. (0.499%).

In April 2008, we bought the Argentine brewer Inversora Cervecera S.A. (“ ICSA”) after receiving the approval of the Argentine antitrust authorities.  ICSA owns, among other assets, the Bieckert, Palermo and Imperial beer brands, which together represented approximately 5.8% of the Argentine beer market, and a brewery in Luján, Buenos Aires, with a nominal production capacity of 270 million liters per year.

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

In December 2010, CCU and CICSA entered into the cider business by acquiring, directly and indirectly, controlling interests in Sáenz Briones y Cía. S.A.I.C. and Sidra La Victoria S.A., two Argentinian companies engaged in the cider business.

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

Furthermore, in 2013, CCU increased its stake in VSPT to 64.72% by acquiring an additional stake of the outstanding shares as a financial investment opportunity.

On April 3, 2013, Andronico Luksic assumed the role of Chairman of the Board, after his brother, Guillermo Luksic passed away.

On June 18, 2013 the Extraordinary Shareholders´ Meeting approved the issuance of 51,000,000 of ordinary shares which were registered in the Securities Registry of the Superintendency of Securities and Insurance under N° 980 dated July 23, 2013. On November 8, 2013 CCU successfully concluded this capital increase, the total number of shares issued pursuant to the capital increase having been subscribed and paid, raising a total amount of CLP 331,718,929,410. This capital increase, representing our third ADR offering in the international markets, was made in order to continue our expansion plan, which includes organic and inorganic growth in Chile and the surrounding region.

On September 2013, CCU developed its “Strategic Plan 2014-2016”, which aims to move decisively towards building a regional company, focusing on multi-category beers and soft drinks.

On October 2013, CCU, together with its subsidiary Embotelladoras Chilenas Unidas S.A. (“ECUSA”), executed a series of contracts and agreements with PepsiCo Inc. and affiliates, that will allow them to expand their current relationship in the non-alcoholic beverages segment with specific focus on carbonated soft drinks, as well as extending its long term duration. The performance of ECUSA as PepsiCo Inc.’s bottler has been recognized by the latter on several occasions including the award granted to ECUSA last June in Bangkok as Bottler of the Year for the Latin America Region.

On December 2013, twelve CCU managers retired early and were replaced by executives currently working in CCU, all of which was effective as of January 31, 2014. At the same time, by the end of 2013, CCU entered the Paraguayan market with the production, marketing and distribution of alcoholic and non-alcoholic beverages under various brands, both owned through licenses and imported.

CAPITAL EXPENDITURES

The capital expenditure figures for the last three years shown below reconcile to the Cash Flow statement as shown in the Consolidated Statements of Cash Flows.

Our capital expenditures for the last three years were CLP 77,847 million , CLP 117,645 million and CLP 124,559 million, respectively , totaling CLP 320,050 million, of which CLP 87,940 million was invested in beer operations in Chile, CLP 70,717 million in beer operations in Argentina , CLP 69,269 million in our non-alcoholic operations, CLP 22,287 million in our wine operations, CLP 5,250 million in our spirits operations and CLP 64,587 million in other investments , primarily in warehouses and bottle molds, during the years mentioned above.

In recent years, our capital expenditures were made primarily for the expansion of our production capacities and bottling, improving the distribution chain, additional returnable bottles and boxes, marketing assets (mainly refrigerators), environmental improvements and to upgrade our management information systems, among others.

In 2011 we dedicated 30% of our capital expenditure to the Chile beer division, with a significant amount invested in the improvement of the environment with a waste water treatment plant, in addition to the necessary investments in packaging, machinery and equipment. CCU Argentina made investments in the beer packing division and dedicating resources to replace and increase production capacity. Resources devoted to expand our network of storage facilities amounted to 10% of total capital expenditure in 2011.

During 2012, 24% of our capital expenditure was on soft drink operations. These investments were required to support the increased volume of sales experienced in 2011. Additionally, our Chile beer division required significant investments to increase bottling capacity, new packaging, and marketing assets. We also needed to invest in building new warehouses and stores throughout Chile in order to optimize the distribution of our products.

During 2013 we invested 33% of our capital expenditures in our Chile beer division. These investments were required to support the increased sales volume experienced during 2012 and 2013. 22% of our capital expenditures were directed to our soft drinks due to significant investments to increase bottling capacity, new packaging, and marketing assets. It was also necessary to invest in the construction of new warehouses and stores throughout Chile in order to optimize the distribution of our products to support new technologies.

Our major capital expenditure for the period 2011-2013 are shown in the following table. See “Item 5: Operating and Financial Review and Prospects –Liquidity and Capital Resources – Capital Expenditures Commitments”for the 2014-2017 period.

Operating segment	2011	2012	2013
	(CLP Millions)

Chile	39,294	52,723	70,441
As a percentage of Total	50.5%	44.8%	56.6%
Machinery and equipment	9,795	9,136	31,763
Packaging	4,265	8,345	7,088
Marketing assets	1,879	2,460	1,932
Software and hardware	138	22	40
Others	7,428	3,256	392
Beer Chile	23,505	23,220	41,215
As a percentage of Total	30.2%	19.7%	33.1%
Machinery and equipment	4,259	15,917	14,867
Packaging	5,929	6,398	5,515
Marketing assets	3,440	4,977	6,316
Software and hardware	0	7	0
Others	1,131	359	152
Non alcoholic beverages	14,759	27,659	26,851
As a percentage of Total	19.0%	23.5%	21.6%
Machinery and equipment	415	1,215	2,001
Packaging	0	5	7
Marketing assets	85	136	69
Software and hardware	13	10	10
Others	517	478	289
Spirits	1,030	1,844	2,376
As a percentage of Total	1.3%	1.6%	1.9%
Rio de la Plata	13,994	26,945	29,779
As a percentage of Total	18.0%	22.9%	23.9%
Machinery and equipment	3,247	16,224	14,517
Packaging	5,739	7,720	11,156
Marketing assets	1,619	2,748	2,617
Software and hardware	47	67	441
Others	3,341	185	545
CCU Argentina	13,994	26,945	29,276
As a percentage of Total	18.0%	22.9%	23.5%
Machinery and equipment			116
Packaging			282
Marketing assets			0
Software and hardware			0
Others			105
Uruguay	-	-	503
As a percentage of Total	-	-	0.4%
Wine	8,309	9,138	4,840
As a percentage of Total	10.7%	7.8%	3.9%
Machinery and equipment	3,666	6,461	1,735
Packaging	1,088	1,127	1,360
Marketing assets	46	20	15
Software and hardware	103	24	63
Others	3,406	1,505	1,668

Others	16,250	28,839	19,498
As a percentage of Total	20.9%	24.5%	15.7%

Total	77,847	117,645	124,559

Business Overview

Summary

We are a multi-category branded beverage company operating in Chile, Argentina, Uruguay and, since December 2013 Paraguay, with an extensive wine export business to more than 80 countries. Based on our estimates, we are, by market share based on volume, the largest Chilean brewer, the second-largest brewer in Argentina, the second-largest Chilean soft drink producer, the third largest wine producer in the domestic Chilean market, the second-largest Chilean wine exporter, the largest Chilean bottled water and nectars producer, the largest Chilean pisco producer and distributor and the second-largest Chilean juices producer. We also participate in the home and office bottled water delivery, rum distribution and confectionary industries in Chile. In Uruguay, we participate in the bottled mineral water and carbonated soft drinks industries. In Paraguay, we participate in the soft drinks, water and juices industries and beer distribution. We have licensing and/or distribution agreements with Heineken Brouwerijen B.V., Anheuser-Busch International Inc., Cervecera Austral S.A., Cervecería Modelo S.A. de C.V., PepsiCo Inc., Stokely Van Camp Inc., Pepsi Lipton International Limited, Seven-Up International (a division of The Concentrate Manufacturing Company of Ireland), Schweppes Holdings Limited, Promarca S.A., Arthur Guinness Son & Company (Dublin) Limited and Guinness Overseas Limited, Nestlé S.A., Société des Produits Nestlé S.A., Nestec S.A., Pernod Ricard Chile S.A., Compañía Pisquera Bauzá S.A., Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.

As we have mentioned in press releases during 2013, CCU determined that starting in 2014 it will report its consolidated results pursuant to the following operating segments, essentially defined with respect to its revenues in the geographic areas of commercial activity: Chile[1], Río de la Plata[2] and Wine[3]. Corporate revenues and expenses are presented separately within the Other segment.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by CCU. These segments reflect separate operating results which are regularly reviewed by each segment chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance.

We will evaluate the performance of the segments based on several indicators, including OR (Operating Result), ORBDA (Operating Result Before Depreciation and Amortization), ORBDA margin (% of ORBDA of total revenues for the segment), volumes and sales revenues. Sales between segments are conducted using terms and conditions at current market rates.

[1] Chile: This segment commercializes Beers, Non Alcoholic Beverages and Spirits in the Chilean market.

[2] Rio de la Plata: This segment commercializes Beers, Ciders, Non Alcoholic Beverages and Spirits in the Argentine, Uruguayan and Paraguayan market.

[3] Wine: This segment commercializes wine, mainly in the export market reaching over 80 countries.

In 2013, we had consolidated Net sales of CLP1,197,227 million broken down by operating segment and business as per the following schedule:

	Net Sales by segment
	(in CLP million)
	2011	Mix	2012	Mix	2013	Mix

Chile Operating segment	612,462	63.2%	676,529	62.9%	765,196	63.9%
Beer Chile	313,017	32.3%	320,844	29.8%	353,044	29.5%
Non-alcoholic Beverages	248,509	25.6%	292,133	27.2%	342,233	28.6%
Spirits	50,936	5.3%	63,552	5.9%	69,919	5.8%
Rio de la Plata Operating segment	220,903	22.8%	253,826	23.6%	282,435	23.6%
CCU Argentina	220,903	22.8%	250,996	23.3%	272,499	22.8%
Uruguay	-	0.0%	2,830	0.3%	9,936	0.8%
Wine Operating segment	138,348	14.3%	149,557	13.9%	152,255	12.7%
Other	-2,162	-0.2%	-4,223	-0.4%	-2,660	-0.2%
Total	969,551	100.0%	1,075,690	100.0%	1,197,227	100.0%

Operating Segments Information

Chile Operating Segment

•       Beer Chile. We estimate that our share of the Chilean beer market by volume was approximately 80% in 2011, 79% in 2012 and 78% in 2013.  Our portfolio of beers in Chile includes a full range of super-premium, premium, special and popular-priced brands of alcoholic and non-alcoholic beer, which are primarily marketed under twelve different proprietary brands and four licensed brands. Our flagship brand, Cristal, is Chile’s best selling beer, accounting for an estimated 41.7%  of our 2013 beer sales by volume in Chile.  We are the only brewery in Chile with a nationwide production and distribution network. In addition, we are the exclusive producer and distributor in Chile of Heineken beer and the exclusive distributor in Chile of imported Budweiser beer until December 2015. We also distribute and produce, under license, Austral beer.

•       Non-alcoholic beverages.  We produce and sell in Chile soft drinks, which includes carbonated soft drinks (both cola and non-cola), nectars and juices, sports and energy drinks and Ice tea, and water, which includes mineral and purified bottled water (including via home and office delivery or “HOD”), both categories consisting of our proprietary brands and brands produced under license. According to Nielsen, our Chilean carbonated soft drinks market share by volume was approximately 24.8% in 2011, 25.2% in 2012 and 27.5% in 2013, and our Chilean bottled water market share (including mineral, purified and flavored waters) was 50.6% in 2011, 52.0% in 2012 and 51.6% in 2013.

•       Spirits.   In February 2003, we began the sale of pisco, under the brand Ruta Norte. Pisco is a distilled wine spirit produced in the northern regions of Chile and the southern regions of Peru. In March 2005, we entered into a venture with the second-largest pisco producer in Chile creating a new entity (CPCh) to which both companies principally contributed assets and commercial brands. Currently we own 80% of CPCh. In the last quarter of 2011 the Company entered into a license contract to distribute the Bauzá premium pisco brand, which complements the Company’s portfolio of premium brands. In addition, it acquired 49% of the licensor, Compañía Pisquera Bauzá S.A. According to Nielsen, CPCh had a 51.7% market share of the Chilean pisco industry in 2013.  In May 2007, CPCh entered the rum category with the brand Sierra Morena. We ended 2013 with a rum market share of 21.0%  according to Nielsen. In July 2011, CPCh begun the distribution of Pernod Ricard products through the traditional channels introducing, among other brands, Havana Club, Ballantine’s, Absolute, Chivas Regal, and Beefeater.

Beer Chile

Our historical core business, our Chilean beer operation, was first established in 1850.  Since that date, our management believes we have played a leading role in the industry, with a business that in 1902, after the merger of different breweries, gave rise to our formation.

Overview.  We estimate that annual beer consumption in Chile was 716 million liters in 2013 or approximately 41 liters per capita. The following chart shows our estimates for total and per capita consumption levels for beer in Chile for the years 2009 - 2013:

Year	Total Sales Volume (1)	Per Capita (2)
	(in millions of liters)	(liters)

2009	598	35
2010	624	37
2011	674	39
2012	693	40
2013	716	41
(1) Based on our sales data, competitors’ publicly available information, equity research analyst reports, import and export data from customs authorities. Includes microbreweries sales.
(2) Population estimated in accordance with Chile’s national census of April 2002.

We estimate that the total beer market increased by approximately 3.3%  in terms of volume sold during 2013 as compared to 2012, after growing an average of 4.6% per year between 2009 and 2013. The market decreased in 2009 primarily a result of the effects of the global financial crisis in Chile, which led to increased unemployment and decreased consumption. After the February 27, 2010 earthquake, the unemployment rate decreased from 9.1% to 7.1% thereby increasing consumption and resulting in 4.4% in 2010 total sales volume increase in the beer market. CCU’s sales volume grew only by 1.5%, less than the total market growth rate of 4.4%, due to the temporary lack of product supply after serious damage at the Santiago brewery plant caused by the 2010 earthquake. Although we were able to resume production activities within a month after the earthquake, this period of inactivity gave an advantage to other market players.

There are three principal Chilean manufacturers: us, Cervecería Chile and Cervecería Austral, whose principal brands of beer in Chile are Cristal, Becker and Austral, respectively.  According to our estimates, during 2013, we and Cervecería Chile accounted for approximately 77.5% and 11.6% of total beer sales in Chile, respectively.  In November 2000, we acquired a 50% stake in Cervecería Austral, located in the city of Punta Arenas.  This brewery had less than 1% market share during 2013.  In October 2001, Cervecería Austral entered into a license agreement with our subsidiary CCU Chile to produce and sell our brand Cristal, as well as any other brand owned by or licensed to CCU Chile in the southern part of Chile.  During 2003, Cervecería Austral began the production and sale of our brands Cristal, Escudo and Dorada. In May 2002, we acquired a 50% stake in Compañía Cervecera Kunstmann S.A., located in the city of Valdivia and this brewery had a 1.1% market share in 2013. In November 2006, we acquired additional shares of Kunstmann that allowed us to consolidate this subsidiary into our financial statements since that month. Sales of imported beer represent an estimated 10.1%  and microbreweries account for 0.7%  of the total beer industry volume in 2013.

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

Beer Production and Marketing in Chile.   The production, marketing and sales of beer in Chile generated Net sales of CLP313,017 million, CLP320,844 million and CLP353,044 million, or 32.3%, 29.8% and 29.5% of our total Net sales, in the last three years, respectively.  Our sales of beer by volume in Chile increased 1.9% in 2013 primarily as a result of an increase in the off-premises retail distribution channel incentivized by non-returnable containers, partially offset by the drop in the on-premise distribution channel given current drinking and driving laws.

The following table shows our proprietary brands, brands produced under license and brands imported under license for the Chilean market:

Super-Premium	Premium	Special	Popular-priced
beer brands	beer brands	beer brands	beer brands
Royal Guard	Cristal	Lemon Stones	Dorada
Royal Light	Cristal Cero 0°
Royal Black Label	Cristal Light
Heineken (1)	Escudo
Budweiser (1) (2)	Escudo Negra
Austral (1)	Morenita
Kunstmann
D'olbek
Sol(2)
(1) Produced under license
(2) Imported

Cristal is our principal and best selling beer brand in Chile. Cristal Cero 0° was introduced in December 2008 and is an alcohol free beer with regular beer-like taste. Cristal Light was introduced in September 2012 to develop the light beer market in Chile and has lower alcohol content. Also in September 2012 we launched a new 1.2 liter returnable beer package to support and enhance the traditional channel and returnability.   Escudo, Chile’s second most popular beer is targeted to young-adult consumers.  Royal Guard is our single, proprietary, super-premium brand. Royal Light is a light beer extension of the Royal Guard line and contains lower alcohol content.  Morenita is a dark beer and Dorada is a discount brand.  Lemon Stones is a lemon flavored sweetened beer, with 2.5% alcohol content.  Kunstmann is a specialty beer produced in a variety of flavors.

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

We had also produced, bottled and distributed Paulaner beer under license from Paulaner Brauerei AG from May 1995, which expired in June 2013.

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

Our investment in Cervecería Austral S.A., the production of the Austral brand by our beer division, the investment in Compañía Cervecera Kunstmann S.A., plus the production of Heineken beer since June 2003, are part of our strategy to increase our presence in the super premium segment of the Chilean beer market.

Our beer products sold in Chile are bottled or packaged in returnable and non-returnable bottles, aluminum cans or stainless steel kegs at our production facilities in the Chilean cities of Santiago and Temuco, and in Antofagasta until July 2009.  During the last three years we sold our beer products in Chile in the following containers:

Percentage of Total Beer Products Sold
Container	2011	2012	2013

Returnable (1)	53%	49%	47%
Non-returnable (2)	42%	47%	50%
Returnable kegs (3)	4%	4%	3%
Total	100%	100%	100%

(1) Returnable beer containers include glass bottles of various sizes.
(2) Non-returnable beer containers include bottles and aluminum cans, both of assorted sizes.
(3) Returnable kegs are stainless steel containers, which have a capacity of 20, 30 and 50 liters.

Since July 2009 our beer production was centralized in the Santiago and Temuco plants.  The Temuco plant commenced production in November 1999, replacing the closed Concepción and Osorno plants. For a more detailed discussion of our capital expenditure program, see “–Capital Expenditures” above.

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

We generally purchase all of the glass bottles used in our beer packaging from the main local glass supplier in Chile, Cristalerías Chile S.A., under three-year agreements.  During 2013, all of our requirements for aluminum cans were purchased from a global supplier, Rexam Chile S.A., but if price and delivery conditions are favorable, cans can be imported. Our kegs used for draft beer are purchased from various suppliers outside Chile.  We obtain the labels for our beer products mainly from local suppliers. Plastic caps are mainly purchased from two suppliers in Chile. Crowns are currently imported from Brazil and Mexico.

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

In July 2002, Comercial Patagona Limitada began selling all of our beer products in the Chile’s Region XII. Comercial Patagona Limitada is a subsidiary of Cervecera Austral S.A. and is responsible for the sales and distribution of our products and those of Cervecera Austral in Chile’s extreme south.

In October 2005, we launched Comercial CCU, a subsidiary responsible for a single sales force dedicated to selling our beverage and sweet snack products, in order to capture synergies and focus on sales execution.  Originally, this plan was piloted in rural areas and small cities in southern Chile.  As of 2008, the territory covered by Commercial CCU S.A. has expanded to include the north of Chile from Arica to Copiapó/Vallenar, and the south, from Curicó to Coyhaique except for the city of Concepción.

After production, bottling and packaging, our beer is either stored at one of the four production facilities or transported to a network of 23 owned or leased warehouses that are located throughout Chile.  Beer products are generally shipped from the region of production to the closest warehouse, allowing us to minimize our transportation and delivery costs.

As of December 31, 2013, we had more than 36,311 customers in Chile for our beer products. None of our customers accounted for more than 2% of our total beer sales by volume, with the exception of three large supermarket chains that represented in the aggregate 20.2% of our total beer sales by volume.  During 2013, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains. We do not maintain any long-term contractual arrangements for the sale of beer with any of our customers in Chile.

In 2013, we had a dedicated sales force of approximately 204 salespeople, responsible for sales of our beer and other products in the territories not covered by Comercial CCU or Comercial Patagona Limitada. This sales force uses a pre-sell system, like the rest of CCU’s sales platform, and covers approximately 21,639 clients, including 25 supermarket chains, which represent 908 points of sales.

Our customers make payment for our products either in cash at the time of delivery or in accordance with one of several types of credit arrangement we offer.  Payment on credit sales for beer is generally due 29 days from the date of delivery. Credit sales accounted for 35%, 33% and 37% of our beer sales in Chile in the last three years. Losses on credit sales of beer in Chile have not been significant.

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

•         wholesalers; and

•         supermarket chains.

In the last three years, the percentage mix of the above distribution channels for our beer products in Chile was as follows:

Percentage of Total Beer Products Sold
Distribution Channels	2011	2012	2013

Off-premise retail	37%	37%	39%
On-premise retail	15%	14%	13%
Wholesalers	20%	19%	19%
Supermarkets	28%	30%	29%
Total	100%	100%	100%

The following table sets forth our beer sales volume breakdown in Chile by category, during each of the last three years:

Category	2011	2012	2013
Super-premium	14%	15%	16%
Premium	81%	81%	80%
Special	1%	1%	1%
Popular	4%	4%	3%
Total	100%	100%	100%

The following table sets forth the changes in the average price per liter to our customers for beer for the periods indicated:

	Beer Chile ( in CLP)

	2011	2012	2013

Average price per liter	574.29	590.46	637.74
% growth	4.3	2.8	8.0

Seasonality.   As a result of the seasonality of the beer industry, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth calendar quarters (i.e., those months corresponding to the holidays as well as the summer vacation season in Chile).

The following table shows our annual sales volume of beer in Chile, excluding exports, by quarter in the last three years:

Year	Quarter	Sales Volume	% of Annual
		(millions of liters)	Sales Volume

2011	1st quarter	152.3	28.3
	2nd quarter	101.4	18.8
	3rd quarter	109.1	20.3
	4th quarter	175.7	32.6
	Total	538.6	100

2012	1st quarter	160.9	29.6
	2nd quarter	107.3	19.7
	3rd quarter	111.5	20.5
	4th quarter	163.7	30.1
	Total	543.4	100

2013	1st quarter	156.4	28.8
	2nd quarter	106.2	19.5
	3rd quarter	116.7	21.5
	4th quarter	174.3	32.1
	Total	553.6	100

Geographical Markets.   Our principal beer production facility is located in Santiago. Santiago and the surrounding areas (referred to as the Metropolitan Region) account for approximately 40% of the population of Chile and accounted for approximately 37%  of our beer sales by volume in 2013. We also have one additional beer production facility in Temuco and two other facilities, in Valdivia (Kuntsmann) and one in Punta Arenas (Austral), all of which are located in the southern region of Chile. Until July 2009 we also operated a bottling facility in Antofagasta. Currently all of our brands are primarily supplied and distributed from these four production facilities.

Competition.   Our principal competitor in the beer business is Cervecería Chile (a subsidiary of Anheuser Busch InBev), which commenced operations in Chile during the second half of 1991, resulting in a loss of market share for us.  Nevertheless, after experiencing a market share of 86% in both 1994 and 1995, we were able to recapture our lost market share, reaching 90% market share in 2004.  However, in 2005, Cervecería Chile launched a new product which negatively affected our market share, and in 2006, we had a market share of 86% which we maintained until 2008. Our market share dropped to 80% in 2011, 79% in 2012 and in 2013 reached 78%. The drop in market share was a result of two principal factors: first, we experienced inventory issues for the period that followed the February 27, 2010 earthquake, which gave imported beers and our competitors an opportunity to increase their market share, and second, we have faced more aggressive competitive price pressures, and increased competition from imports and microbreweries in the market.

Our estimated share of the Chilean beer market over the last five years is as follows:

Year	Our Chilean Market Share for Beer (*)

2009	85%
2010	83%
2011	80%
2012	79%
2013	78%
(*) Includes beer sold directly by Austral and Kunstmann

Our competitor, Cervecería Chile, has one production facility located in Santiago and distributes its products throughout Chile.  Cervecería Chile uses third-party distributors in both Region I in the north, and in the city of Castro in Region X to the south.  During the last few years, they supplemented their production by importing products from surrounding markets and from the United States.

Despite the high cost of shipping beer to Chile and the competitive advantage inherent to domestic producers as a result of Chile’s returnable glass bottle system, imported beer is becoming a more significant component of the Chilean beer market, in particular in the one-way packaging segment, in part because of a stronger Chilean currency and the low cost of freight.  We estimate that imports and microbreweries accounted for 10.1% and 0.7%, respectively, of total beer sales by volume during 2013.

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

Regarding market share measurement, until 2006, Ambev, similar to CCU, reported their beer sales volumes in Chile. As imports and other industry players were relatively small, that information made it possible for CCU to estimate its market shares in the Chilean beer market. This allowed us to test the differences in the market shares published by Nielsen of the various competitors in the market according to the size and presence in the country, noting Nielsen’s underestimation of our market share.

Nielsen has measured beer market share in Chile since 1995, with a sampling methodology that covered 47% of the market at the time, and has increased reaching 67% in 2012. The main reason for this increase is that during this period, the supermarket channel weight increased, where  Nielsen covers almost 100% of sales in this category (where the participation of CCU is lower than in other distribution channels), while traditional channels are only partially covered by Nielsen (where CCU’s participation in the market is relatively high).

Between 2007 and 2009, with no AmBev data available, we believed market share internal estimation was possible because of data from Asociación Gremial de Cerveceros de Chile (ACECHI), or Professional Association of Brewers Chile, who shared with its affiliates data it collected relating to total sales volumes.

As of 2010, ACECHI affiliates stopped receiving sales volumes data, so CCU began estimating its own beer market share by adjusting Nielsen data with an adjustment factor, obtained from an econometric regression based on data up to 2009 (updated on an annual basis), and has been using this methodology since.

However, given the increase in imports and the proliferation of microbrews, CCU has realized that the adjustment factor has gradually lost its accuracy. As a result, CCU has decided to report its market share using Nielsen data from 2014 onwards.

The following table shows Nielsen data compared to CCU’s internally estimated market shares.

Beer Chile market share	1995	2000	2005	2006	2007	2008	2009	2010	2011	2012	2013
Nielsen	81.1%	85.3%	84.7%	83.3%	83.9%	83.0%	81.5%	78.4%	76.0%	73.7%	72.0%
Internal Estimates	86.1%	89.3%	87.4%	86.1%	86.2%	86.2%	85.3%	82.8%	80.2%	78.8%	77.5%
Difference	5.0%	4.0%	2.7%	2.9%	2.3%	3.2%	3.8%	4.4%	4.2%	5.1%	5.5%

The difference between Nielsen Market share and internal estimates has fluctuated between 2.3 and 5.5 percentage points with Nielsen always underestimating CCU’s market share relative to the internal estimate for the reasons described above.

Non-Alcoholic

Overview.   We have produced and sold soft drinks in Chile since 1902.  In November 1994, we merged our soft drink and mineral water businesses with the one owned by BAESA in Chile (PepsiCo’s bottler at that time) creating Embotelladoras Chilenas Unidas S.A. (“ECUSA”) for the production, bottling, distribution and marketing of soft drink and mineral water products in Chile.  Thereafter, we began producing PepsiCo brands under license (currently Pepsi, Pepsi Light, Seven Up, Seven Up Light, Mirinda, Gatorade and Lipton Ice Tea).  On November 29, 1999, we purchased 45% of ECUSA’s shares owned by BAESA for approximately CLP54,118 million.  Since that date, we own 99.94% of ECUSA’s shares.  However, we have had control of ECUSA since January 1998 after the shareholders agreement was amended.  In January 2001, ECUSA and Schweppes Holdings Ltd. signed an agreement to continue bottling Crush and Canada Dry brands.  See our “Non-alcoholic Beverage Production and Marketing in Chile.” Prior to November 1994, we independently produced, bottled and distributed carbonated and non-carbonated soft drinks in Chile.

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

Under a similar licensing arrangement with Watt’s, a local fruit company, we bottled and distributed Watt’s nectar products in Chile from 1977 until December 2006. Presently, Promarca, owned by us and Watt’s 50-50%, is the owner of the brand and we produce, bottle and distribute nectar products in bottles under Promarca’s license. In 2011 we introduced several new product offerings, including Frugo, a soft drink containing fruit juice, Watt’s Clear, a nectar with grapes and apple/raspberry flavoring, Pop  from Bilz and Pap, Kem Xtreme Girl, the first zero-calory energy soft drink developed for women, Kem by Slice, Lipton Feel Green in two flavors and powder Gatorade. We also produce, bottle and/or distribute sports drinks (Gatorade) and tea (Lipton) under a license with PepsiCo and our own brand energy drinks (Kem Extreme) as well as energy drinks under a license with PepsiCo (imported SoBe Adrenaline Rush and Adrenaline Red, which is produced at ECUSA in Chile).

We have been in the bottled water business since 1960, and since December 2007 this business is conducted by Aguas CCU which, since June 2009, is 50.1% owned by us and 49.9% owned directly or indirectly by Nestlé Chile S.A. Under our two proprietary brand names, Cachantun and Porvenir, we bottle and nationally distribute mineral water from our own two natural sources located within the central region of Chile. In September 2008 we added the Nestlé Pure Life brand, a purified water of the highest quality standards produced and distributed under a license with Nestlé Chile S.A.. In addition, we distribute the imported brand Perrier.

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

On October 2013, CCU, together with its subsidiary ECUSA, executed a series of contracts and agreements with PepsiCo Inc. and its affiliates that will allow the parties to expand their current relationship in the non-alcoholic beverages segment with specific focus on the carbonated soft drinks, as well as extending the duration of their long-term relationship. Pursuant to these agreements, which take into account the creation of an affiliate,  Bebidas CCU- PepsiCo Spa, the licenses to produce, sell and distribute in Chile Pepsi, 7up and  Mirinda (Pepsi brands) and Bilz Pap, Kem and  Nobis (CCU brands) were granted to ECUSA until December 2043.

The Chilean Non-Alcoholic Beverage Market.  Commercial soft drink production was first established in Chile by us in 1902, and mineral water production began in 1960. In July 1977 CCU signed a contract with Watt’s which enabled the Company to start the production and distribution of nectars under the same brand.

The soft drink market in Chile consists of both carbonated and non-carbonated beverages.  The principal types of carbonated beverages are colas and non-colas.  The principal non-carbonated beverages are fruit nectars and fruit juices.

The table below sets forth our estimates of total and per capita consumption of non-alcoholic beverage in Chile during each of the last five years:

Non-Alcoholic Beverage Sales
	Volume (1)				Liters Per Capita (2)
	(in millions of liters)
Year	Carbonated Soft Drinks	Nectars (3)	Mineral Water	Total	Carbonated Soft Drinks	Nectars (3)	Mineral Water	Total

2009	1,953	296	183	2,432	115	17	11	143
2010	2,037	335	193	2,565	119	20	11	150
2011	2,070	379	206	2,655	120	22	12	154
2012	2,184	416	249	2,849	125	24	14	164
2013	2,213	459	278	2,949	126	26	16	168

(1) Based on our sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER.
(2) Population estimated in accordance with Chile’s national census of April 2002.
(3) Includes liquid juices, nectars, fruit beverages and artificial juices.

The following table sets forth Nielsen estimates as to the percentage of total carbonated soft drinks sales in Chile, represented by each of the two principal categories of carbonated soft drinks during the last three years:

Type	2011	2012	2013

Colas	57%	58%	55%
Non-colas	43%	42%	45%
Total	100%	100%	100%

The two principal soft drinks players in Chile are the licensees of The Coca-Cola Company (“TCCC”) and us. TCCC operates through Embotelladora Andina S.A. and Coca-Cola Embonor S.A. In October 2012, Embotelladora Andina S.A. merged with Coca-Cola Polar S.A., where Embotelladora Andina S.A. absorbed Coca-Cola Polar S.A.  Since August 1998, private labels have had increasing participation in the industry at a relatively steady level representing 2% of the total carbonated soft drink sales in Chile in 2013.  Distribution of these brands is concentrated in the supermarket channel where they constituted a 9.1% market share in 2013.  Additionally, discount brand producers have entered the market and represented 4% of the soft drinks market in 2013.  Due to the strong presence of local producers, the high cost of transportation and the current returnable bottle system that accounts for a large portion of soft drink sales volume, we believe that there is no significant market for imported soft drinks in Chile, which were estimated to represent less than 1% of all soft drinks sales by volume in 2013.

The bottled water market in Chile is comprised of both carbonated and non-carbonated mineral water, and purified water.  As with the soft drink market, approximately 94.5% of all mineral water in Chile is processed and marketed by two entities, us and Vital Aguas S.A., a subsidiary of the three licensees companies of TCCC in Chile.  Our mineral water products have been produced by ECUSA since November 1994. We had an approximate market share of 13.2%  in the bottled purified water market segment in 2013, according to Nielsen, after introducing Nestlé Pure Life at the end of September 2008.

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

Our Non-alcoholic Beverage Production and Marketing in Chile.   Our non-alcoholic beverage production and marketing in Chile generated Net sales of CLP248,509 million, CLP292,133 million and CLP342,233 millon, or 25.6%, 27.2% and 28.6% of our total Net sales, in the last three years, respectively.

The following table shows the soft drink and water brands produced and/or sold by us through ECUSA during 2013:

Brand	Product	Category	Affiliation(1)
Bilz	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Bilz Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Bilz Zero	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap Zero	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem Xtreme	Soft Drink	Functional	CCU Proprietary
Kem Xtreme Girl	Soft Drink	Functional	CCU Proprietary
Kem Zero	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Nobis	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Canada Dry Ginger Ale	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Ginger Ale Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Agua Tónica	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Agua Tónica Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Limón Soda	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Limón Soda Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Crush	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Crush Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Pepsi	Soft Drink	Cola Licensed	PepsiCo
Pepsi Light	Soft Drink	Cola Licensed	PepsiCo
Seven-Up	Soft Drink	Non-Cola Licensed	PepsiCo
Seven-Up Light	Soft Drink	Non-Cola Licensed	PepsiCo
Lipton Ice Tea	Ice Tea	Non-Cola Licensed	PepsiCo
Mirinda	Soft Drink	Non-Cola Licensed	PepsiCo
Gatorade	Isotonic	Functional	PepsiCo
Ocean Spray	Nectars	Licenced	Pepsico
Adrenaline Red	Energy	Functional	PepsiCo
SOBE WATER	Soft Drink	Functional	Pepsico
Frugo	Soft Drink	Licensed	Promarca
Watt’s	Nectars	Licensed	Promarca
Watt’s Light	Nectars	Licensed	Promarca
Watt's Clear	Nectars	Licensed	Promarca
Cachantun	Mineral Water	Proprietary	Aguas CCU-Nestlé
Mas de Cachantun	Mineral Water	Proprietary	Aguas CCU-Nestlé
Mas Woman	Mineral Water	Proprietary	Águas CCU-Nestlé
Porvenir	Mineral Water	Proprietary	Aguas CCU-Nestlé
Perrier	Mineral Water	Licensed	Nestlé Waters M&D
Nestlé Pure Life	Purified Water	Licensed	Nestlé S.A.&others
Manantial	HOD	Proprietary	Manantial S.A.(2)
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

The license agreement for nectar products with Watt’s, which granted us exclusive production rights, was first signed in June 1977 and originally had a 33-year term.  In February 1999, a new license agreement was signed allowing us to produce new flavors and bottle Watt’s nectars in non-returnable packaging (wide mouth glass and plastic bottles).  A new license agreement between us and Watt’s S.A. was signed in July 2004.  This new contract provided us with a ten-year license renewable automatically for three consecutive periods of three years if the conditions set forth in the contract are fulfilled at the date of renewal.  In December 2006, we signed a joint venture agreement with Watt’s S.A., under which we participate in equal parts in Promarca S.A..  This new company owns the brands “Watt’s”, “Watt’s Ice Frut”, “Yogu Yogu” and “Shake a Shake”, among others in Chile.  Promarca S.A. granted both of its shareholders, for an indefinite period, the exclusive licenses for the production and sale of the different product categories.

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

In December 2007, we entered into an agreement with Nestlé Chile S.A. and Nestlé Waters Chile S.A., the latter of which acquired a 20% interest in our subsidiary Aguas CCU, the company that owns the assets through which we develop our bottled water business in Chile.  As part of this new association, Aguas CCU produces and sells the Nestlé Pure Life brand in Chile under a license contract of the same date, with an initial term of five years, renewable for successive periods of five years if certain conditions are met.  Nestlé had a call option to increase its ownership in Aguas CCU by an additional 29.9%, which expired on June 5, 2009. On June 4, 2009 ECUSA received the notification from Nestlé Waters Chile S.A. exercising its irrevocable option to buy 29.9% of Aguas CCU equity, within the scope of the contract. Since the conclusion of the sale, ECUSA holds 50.1% of the ownership interests of Aguas CCU. CCU owns directly or indirectly 99.94% of ECUSA’s equity.

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

On October 2013, CCU together with its subsidiary ECUSA executed a series of contracts and agreements with PepsiCo Inc. and its affiliates that will allow the parties to expand their current relationship in the non-alcoholic beverages segment with specific focus on the carbonated soft drinks, as well as extending the duration of their long-term relationship. Pursuant to these agreements, which take into account the creation of an affiliate,  Bebidas CCU- PepsiCo Spa, the licenses to produce, sell and distribute in Chile Pepsi, 7up and  Mirinda (Pepsi brands) and Bilz Pap, Kem and  Nobis (CCU brands) were granted to ECUSA until December 2043.

During the last three years, we sold our non-alcoholic beverage products in the following packaging formats:

	Carbonated Soft Drinks, Nectars and Juices			Mineral and Purified Water
Container	2011	2012	2013	2011	2012	2013
Returnable(1)	32%	31%	29%	6%	5%	28%
Non-returnable(2)	66%	67%	69%	94%	95%	72%
“Post-Mix”(3)	2%	2%	2%	-	-	-
Total	100%	100%	100%	100%	100%	100%

(1) Returnable soft drink containers include both glass and plastic bottles of assorted sizes. Returnable water containers include glass bottles of assorted sizes and returnable 20-liter jugs and HOD.

(2) Non-returnable soft drink containers include glass and plastic bottles, and aluminum cans of assorted sizes. Non-returnable water containers include plastic bottles and certain glass bottles of assorted sizes.

(3) Post-mix cylinders are sold specifically to on-premise locations for fountain machines.

We manufacture most of our returnable and non-returnable plastic bottles and obtain all of our glass bottles and cans from third-party suppliers.  See “– Raw Materials and other supplies” and “– Our Other Businesses” below.

The following table shows the sales volume of our non-alcoholic beverages by category during each of the last three years (in millions of liters):

Category	2011	2012	2013
Colas
Licensed	85.1	96.9	112.4
Non-colas
Proprietary	213.6	237.1	255.8
Licensed	152.2	174.4	191.2
Nectars
Licensed	104.3	123.2	151.6
Soft drinks total	555.2	631.6	711.0
Mineral water
Proprietary	126.7	155.7	175.0
Licensed	-	-	-
Purified water
Proprietary	6.3	5.7	0.0
Licensed	10.9	16.3	17.4
Total Bottle Water	143.8	177.7	192.4
HOD		5.4	72.5

Total Soft drinks and Water	699.1	814.7	975.9

The following table shows the sales volume of our non-alcoholic beverages by affiliation during each of the last three years (in millions of liters):

Affiliation	2011	2012	2013
Soft drinks
Proprietary	213.6	237.1	255.8
Schweppes	129.6	147.7	157.4
PepsiCo	107.7	123.6	146.2
Promarca (1)	104.3	123.2	151.6

Water
Proprietary(2)	133.0	166.8	247.5
Nestlé Waters	10.9	16.3	17.4
Total	699.1	814.7	975.9
(1) CCU owns 50% of the rights to the Watt’s brand (nectar), currently held through our affiliate Promarca.
(2) CCU owns 50.1% of the rights to all the water brands held through the affiliate Aguas CCU. Includes HOD.

Raw Materials and other supplies.   The main raw materials used in the production of non-alcoholic beverages are water, sugar, flavoring concentrates and in the case of carbonated products, carbon dioxide gas.  We generally purchase our sugar requirements from Empresas Iansa S.A. sourced from both imported and local supply.  We purchase flavoring concentrates for our licensed soft drink brands from the respective licensing companies.  See “–Our Non-alcoholic Beverage Production and Marketing in Chile.”  Flavoring concentrates for our proprietary brands are purchased from third-party suppliers in Chile and Germany, who manufacture the concentrates under contract with us.  We obtain carbon dioxide gas from international suppliers.

We also use fruit pulp, juices, citric acid, other artificial and natural flavors, and chemical substances from local and international suppliers.  We obtain all of our water from wells located at our plants and/or from public utilities.  The water is treated at facilities located at our plants to remove impurities and adjust the characteristics of the water before it is added to the production process.

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

We maintain testing facilities at each of our plants in order to analyze raw materials. Additionally, samples of soft drinks and water are inspected at various stages of production to ensure product quality, and licensed soft drinks are also analyzed directly with PepsiCo and Schweppes either at our plants or at the point of sale. Additionally, samples of Nestlé Pure Life water are periodically sent to France to verify the quality of the product.

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

Prices of the main raw materials used in soft drink production in Chile are tied to the U.S. dollar and have varied in Chilean pesos because of general commodity price fluctuations in international markets as well as the fluctuation of the exchange rate for the Chilean peso against the U.S. dollar.

We believe that all of the contracts or other agreements between us and third party suppliers with respect to the supply of raw materials for soft drinks and water products contain standard and customary commercial terms and conditions.  With the exception of soft drink concentrates purchased from Schweppes Holdings Ltd. and PepsiCo under the license agreements described under ““–Our Non-alcoholic Beverage Production and Marketing in Chile” we believe we are not dependent on any one supplier for a significant portion of our raw materials.  Historically, we have experienced no significant difficulties in obtaining adequate supplies of necessary raw materials and expect that we will be able to continue to do so in the future.

Sales, Transportation and Distribution in Chile.  We have the capacity to reach 99,888 customers with our direct sales force, as well as through Comercial CCU and Comercial Patagona Limitada. ECUSA, our non- alcoholic beverage subsidiary, manages its own sales force that is directly responsible for the exclusive servicing of soft drinks and water clients in all of the cities in the center of Chile and Concepción, which are essentially the territories not covered by Comercial CCU or Comercial Patagona Limitada. The ECUSA sales force of 428 salesmen as of December 2013, directly sells to approximately 65,285 customers.  We had no single customer that accounted for more than 2% of our sales by volume, with the exception of four large supermarket chains that represented in the aggregate 27.9% of our sales by volume. During 2013, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains.  We do not maintain any long-term contractual arrangements for the sale of soft drinks and/or mineral and purified water with any of our customers.

In October 2005, we launched Comercial CCU, the subsidiary in charge of a single sales force dedicated to selling all of our beverage and sweet snacks products, so as to capture synergies and focus on sales execution.  As of 2008, the territory covered by Commercial CCU S.A. has expanded to include the north of Chile, from Arica to Copiapó/Vallenar, and the south, from Curicó to Coyhaique except for the city of Concepción.  See “–Our Other Businesses-Distribution Network.”

Our Chilean soft drinks and water customers make payments for our products either in cash at the time of delivery or in accordance with one of our credit arrangements.  Payment on credit sales is generally due 30 days from the date of delivery.  Credit sales accounted for 43%, 42% and 42% of ECUSA’s soft drink and water sales to third parties in Chile in the last three years, respectively.  Losses on credit sales of soft drinks and mineral water in Chile have not been significant.

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

In the last three years, the percentage mix of the above distribution channels for our carbonated soft drinks, nectars, and mineral and purified water products in Chile was as follows:

Percentage of Non-Alcoholic Beverage
Products Sold
Distribution Channels	2011	2012	2013
Off-premise retail	38%	39%	43%
On-premise retail	16%	16%	14%
Wholesalers	11%	10%	9%
Supermarkets	35%	34%	33%
Total	100%	100%	100%

The following table sets forth the changes in the average price per liter to our customers for non-alcoholic products for the periods indicated:

	Average price per liter
	Non-Alcoholic Beverage Products
	(in CLP per liter)
	2011	2012	2013
Average price per liter (1)	348.08	358.58	350.69
% growth	4.8	3.0	-2.2
(1) Includes HOD

Seasonality in Chile.   Due to the seasonality of sales for both soft drinks and water products, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth calendar quarters (i.e., those months corresponding to holidays and the summer vacation season in Chile).

The following table shows our annual sales volume of soft drinks and water by quarter for the last three years:

Non-Alcoholic Beverage
Year	Quarter	Sales Volume	% of Annual
			Sales Volume
	(millions of liters)

2011	1st quarter	188.2	26.9
	2nd quarter	142.3	20.4
	3rd quarter	160.2	22.9
	4th quarter	208.4	29.8
	Total	699.1	100

2012	1st quarter	223.1	27.4
	2nd quarter	167.8	20.6
	3rd quarter	178.1	21.9
	4th quarter	245.7	30.2
	Total	814.7	100

2013	1st quarter	265.6	27.2
	2nd quarter	201.1	20.6
	3rd quarter	217.0	22.2
	4th quarter	292.1	29.9
	Total	975.9	100

Competition in Chile. Our principal competitors in the soft drink business are companies which produce, bottle and distribute soft drinks in Chile under licenses from TCCC and its affiliates. The two principal soft drinks players in Chile are the licensees of The Coca-Cola Company (“TCCC”) and us. TCCC operates through Embotelladora Andina S.A. and Coca-Cola Embonor S.A. In October 2012, Embotelladora Andina S.A. merged with Coca-Cola Polar S.A., where Embotelladora Andina S.A. absorbed Coca-Cola Polar S.A.

TCCC’s products are produced, bottled and distributed in Chile through two separate licensees which market soft drinks under the Coca-Cola, Coca-Cola Light, Coca-Cola Zero, Fanta, Fanta Light, Sprite, Sprite Zero, Quatro Light, Nordic Mist, Taí, Andina nectars and juices, and Kapo juice brand names.  According to store audits conducted by Nielsen, Coca-Cola and related brands accounted for approximately 67% of total carbonated soft drink sales volume in 2013 in Chile.  However, our internal estimates show that those brands accounted for a higher percentage of the sales of carbonated soft drinks in Chile than the Nielsen estimates. During 1998, a few supermarket chains began selling soft drinks products under private labels.  Additionally, discount brand producers along with private labels represent approximately 6% of the soft drink market in 2013 in Chile according to Nielsen. Even though these brands are not a significant portion of the industry, their presence may increase in the future.

After the formation of ECUSA in 1994, our market share decreased as a consequence of increasing marketing activity on the part of our competitors and the entrance of private labels and discount brand producers into the market. However, according to Nielsen, during 2013, our carbonated soft drink market share increased to approximately 27.5% and CCU’s estimate for the total non-alcoholic beverage market participation was 32.9%.

Our market share for our carbonated soft drink products over the last five years is presented in the following table based on store audits conducted by Nielsen and our own estimates. These Nielsen results are, for each year, higher than our own estimates.

Our Chilean Carbonated Soft Drink Market Share

Year	Nielsen	Company Estimates (*)

2009	24%	20%
2010	24%	21%
2011	25%	21%
2012	25%	23%
2013	27%	24%

(*) Based on our sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER.

Our domestic competitors in the soft drinks business have benefited from both internationally recognized brand labels (especially with regard to the Coca-Cola product line) and a large number of local bottling companies distributing their products throughout Chile.  As a result of the formation of ECUSA, we also similarly benefited from the internationally recognized Pepsi brand as well as our competitive strengths, which include a portfolio of nationally well-known brands and a nationwide distribution system.  During 2002, we launched Bilz Light, Pap Light, Agua Tónica Light and Gatorade. In April 2003, we introduced to the market Kem Xtreme, a soft drink with a high level of caffeine.  In September 2004, we launched Canada Dry Ginger Ale Light, and in October 2004, we re-launched Nobis, a traditional proprietary soft drink brand, to be used strategically against discount brands.  In September 2006, we launched Canada Dry Limón Soda Light.  In January 2007, we introduced two new products into the market: (i) Slice by Kem, a tropical fruit flavored soft drink, and (ii) SoBe Adrenaline Rush, an energy drink sold under the PepsiCo license.  In November 2007, we entered into a new product category, ice tea, with the brand Lipton Ice Tea, produced by us under the PepsiCo license. During 2008 we introduced Watt’s Soya from Promarca (50% owned by us), and Nestlé Pure Life, a well-known purified water brand, in order to place ourselves in a leading position in the healthy foods market. In 2009, the Company introduced Mas Woman from Cachantun, a mineral water in a variety of flavors targeted towards young healthy women. In addition, in the same year, the Company began to import the renowned mineral water Perrier. In 2011 we introduced several new product offerings including Pop from Bilz and Pap, Kem Xtreme Girl, the first zero calorie energy soft drink developed specifically for women, Kem by Slice, Lipton Feel Green in two flavors and powder Gatorade.

Given the high percentage of soft drink sales volumes in returnable containers coupled with the high cost of transportation to Chile, the market for imported soft drinks in Chile is not significant and accounted for less than 1% of total sales by volume in 2013.  While there are no legal barriers to entry, we believe that the existing returnable bottle system and high transportation costs may continue to deter potential competitors from exporting soft drinks to Chile.

Fruit nectars under the trade name “Watt’s” a segment of our soft drink business, face competition from other liquid and powdered juices, which are sold by a number of local companies.  After seven years since the re-launch of Watt’s nectar, we have continuously been the market leader in the bottled category of nectars, with a market share of 57.7% during 2013, according to Nielsen.

Our principal competitor in the mineral water business is Vital S.A. (a subsidiary of Embotelladora Andina S.A., one of TCCC licensees in Chile).  We estimate that our total sales of mineral water accounted for approximately 63%, while those of Vital S.A. products accounted for approximately 33.3% of total mineral water sales by volume in 2013.  Small domestic bottlers, private labels and discount brands, as well as imported mineral water products, comprise the remaining 6% sales volume.

The following chart shows estimates of our mineral water market share for the last five years based on store audits conducted by Nielsen and our own estimates.  These Nielsen results are, for each year, higher than our own estimates.

Our Chilean Mineral Water Market Share

Year	Nielsen	Company Estimates (*)

2009	68%	61%
2010	67%	62%
2011	66%	62%
2012	67%	63%
2013	68%	63%
(*) Based on our sales data, publicly available information from competitors, equity research analyst reports, information from Nielsen and ANBER.
Does not consider purified water sales.

Since 1998, ANBER (Asociación Nacional de Bebidas Refrescantes (National Soft Drink Association)) has shared with its partners the total sales volume. We used this information to get a improve our estimates of CCU’s market share in carbonated soft drinks, which is shown by reference to Nielsen data.

The methodology that has been used since for developing our internal estimates consisted of utilization of the sales volume reported by ANBER, plus the volume of “Private Labels” and “Other Labels” according to Nielsen (adjusted for coverage by Nielsen channel), to estimate the total industry and market share of each segment. For the same reasons as for Chile Beer, and for consistency, we have decided to use only Nielsen indicators starting in 2014.

The following table shows Nielsen data compared to CCU’s internally estimated market shares for soft drinks.

Carbonated Soft drinks market share	1995	2000	2005	2006	2007	2008	2009	2010	2011	2012	2013
Nielsen	32%	25%	22%	22%	23%	24%	24.1%	24.3%	24.8%	25.2%	27.5%
Internal estimates	26%	22%	18%	18%	19%	19%	20.0%	20.9%	21.2%	22.5%	24.3%
Difference	-6%	-3%	-4%	-4%	-4%	-5%	-4.1%	-3.4%	-3.6%	-2.7%	-3.2%

The difference between the market share in carbonated soft drinks presented by Nielsen and our internal estimate has fluctuated between -2.7 and -6 percentage points, reflecting what we believe to be the overestimation of CCU´s market share by Nielsen.

Regarding water market share measurement, as well as in the case of soft drinks, since 1998, ANBER (Asociación Nacional de Bebidas Refrescantes, or National Soft Drink Association) has shared with its partners the total sales volume of water. We used this information to get a better estimation of CCU’s market share in waters and carbonated soft drinks, which is shown by reference to Nielsen data.

The methodology that has been used since consisted of utilization of the sales volume reported by ANBER, plus the volume of “Private Labels”and “Other Labels” according to Nielsen (adjusted for coverage by Nielsen channel), to estimate the total industry and market share of each segment. Going forward, as we will do with the market share data in the categories described above, we will use only Nielsen indicators starting in 2014.

The following table shows the market shares of Mineral Waters comparing Nielsen with CCU’s internal estimates.

Mineral water market share	1995	2000	2005	2006	2007	2008	2009	2010	2011	2012	2013
Nielsen	68%	64%	67%	72%	69%	66%	68.1%	67.4%	66.0%	67.0%	68.4%
Internal estimates	62%	59%	62%	67%	63%	61%	61.4%	61.5%	61.6%	62.5%	62.9%
Difference	-4%	-5%	-5%	-5%	-4%	-5%	-6.7%	-5.9%	-4.4%	-4.4%	-5.5%

The difference between the market share in water presented by Nielsen and our internal estimates has fluctuated between -4 and -6.7 percentage points showing the overestimation of CCU´s market share by Nielsen.

Spirits

Overview.   In February 2003, we added a new product to our beverage portfolio, pisco, which began selling under the brand Ruta Norte, and was produced by our subsidiary Pisconor S.A.  Pisco is a distilled wine spirit, which is very popular in Chile and is produced exclusively in Regions III and IV of Chile and in the southern regions of Peru.

In March 2005, we entered into an association agreement with the second-largest pisco producer in Chile, Control.  A new entity, CPCh, was created, into which Pisconor and Control contributed their assets and commercial brands. Currently we own 80% of CPCh and Control owns the remaining 20%.

In May 2007, CPCh entered the rum category, the second most consumed spirit in Chile and the fastest growing spirit category in Chile. The alcohol to produce the rum is imported and we finish the production process locally.  We sell rum under our proprietary brand “Sierra Morena”.

During 2008, we added several pisco and pisco based cocktail brands as well as new varieties of our rum brand to our portfolio.

In June 2010 CPCh purchased Fehrenberg, a small, but well-recognized spirits brand produced in Chile.

In July 2011 CPCh began the distribution of Pernod Ricard products (Chivas Regal, Ballantine’s, Havana Club, Beefeater and Absolut among others) through the traditional channel, which excludes supermarkets with centralized distribution.

In December 2011, CPCh signed a license agreement for the commercialization and distribution of the Bauzá brand of pisco in Chile. This transaction also involved the acquisition by CPCh of 49% of the licensor society Compañía Pisquera Bauzá S.A., owner of the brand Bauzá in Chile.

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

The Chilean Pisco and Rum Markets. Traditionally, beer, wine and pisco have been the principal alcoholic beverages consumed in Chile. We estimate that annual pisco consumption in Chile was 37.2 million liters, or approximately 2.1 liters per capita in 2013.  In addition, we estimate that annual rum consumption in Chile was 15.0 million liters, or approximately 0.9 liter per capita during 2013.

The table below sets forth our estimates of pisco and rum consumption in Chile during each of the last five years:

Year	Total Pisco Sales Volume (1)	Pisco per Capita (2)	Total Rum Sales Volume (1)	Rum per Capita (2)
	(in millions of liters)	(liters)	(in millions of liters)	(liters)

2009	35.7	2.1	21.4	1.3
2010	35.8	2.1	23.9	1.4
2011	36.3	2.1	23.4	1.4
2012	34.9	2.0	19.6	1.1
2013	37.2	2.1	15.0	0.9

(1) Based on our sales data and information from Nielsen. Includes FAB in the case of pisco
(2) Population estimated in accordance with Chile’s national census of April 2002.

We estimate that total pisco consumption in Chile increased at a four-year compounded annual growth rate of 1.3% between 2009 and 2013.  During 2013, the pisco market increased 6.6%  from the prior year.  We estimate that total rum consumption in Chile decreased at a four-year compounded annual growth rate of 8.5% between 2009 and 2013. During 2013, the total sales by volume of rum decreased 23.3% from the prior year, as a result of changes in consumers’ preferences and wider selection of imported liquors due to a stronger Chilean peso.

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

Spirits Production and Marketing in Chile.  Our production of spirits in Chile generated Net sales of CLP50,936 million, CLP63,552 million and CLP69,919 million representing 5.3%, 5.9% and 5.8% of our total Net sales, in the last three years, respectively.  The increase experienced in 2013 was mainly due to the introduction of more premium beverages producing a higher value sales mix.

We produce and market ultra-premium, premium, medium-priced and popular-priced pisco brands in Chile, as well as rum.  The following table shows our principal pisco brands:

Ultra premium	Premium	Medium-priced	Medium-priced	Popular-priced
pisco brands	pisco brands	pisco brands	RTD brands	pisco brands
Control	3RRR	Campanario	Campanario Sour	La Serena
Control C	Mistral	Ruta Norte	Campanario Sour Light
Mistral Nobel	Mistral Creme	Mistral Ice	Campanario Pica
Mistral Gran Nobel	Bauzá(1)	Mistral Ice Mango	Campanario Chirimoya
MOAI		Mistral Ice Dry	Campanario Cola de Mono
Horcón Quemado		Bauza Ice(1)	Campanario Dulce de Leche
Campanario Lúcuma
Campanario Mango
Campanario Melón Calameño
Campanario Melón Tuna
Campanario Piña Colada
Campanario Suspiro Limeño
Campanario Vaina
Ruta Sour
Ruta Sour Light
Ruta Sour Pica
Ruta Mango
Ruta Manzana
Ruta Piña Colada
Macerado
Bauza Sour(1)
Bauza Mango(1)
Bauza Pomelo(1)

(1) Distribution License

After the completion of the CPCh transaction with Control, we expanded our proprietary brand portfolio considerably, adding brands such as Campanario in the mainstream and cocktail categories (which accounts for 38% of our pisco sales), as well as Control C, Mistral Nobel and Tres Erres in the ultra-premium segment, Mistral in the premium segment and La Serena in the popular-priced category.

In the rum market, our proprietary brands are Cabo Viejo in the popular-priced segment, Sierra Morena Dorado in the medium-priced segment, Sierra Morena Añejado and 5 Años in the premium segment and Sierra Morena Imperial in the ultra-premium segment.

In 2013, our spirits were produced at four plants which are located in Regions III and IV of Chile. The bottling process was done in the Ovalle plant bottling facility. Horcón Quemado and Fehrenberg are produced and bottled in a third-party plant.

Raw Materials and other supplies. The main raw and packaging materials used in our production of pisco and rum are purchased grapes, purchased wine, purchased alcohol, cane alcohol, grain alcohol, bottles, caps and cardboard boxes.  Grapes are purchased under long-term contracts with members of Control, and, if needed, in the spot market.  Nevertheless, various alternative sources of alcohol and wine supply can be used when needed. Cane alcohol is imported from Panamá and the Dominican Republic and grain alcohol is obtained from local suppliers. We mainly purchase bottles from Cristalerías Chile and Cristalerías Toro.

The price of grapes, wine and alcohol used in pisco production has been volatile based on supply and demand factors. Grapes can be bought only in Regions III and IV of Chile if they will be used to produce pisco.

We believe that all of the contracts or other agreements between us and third-party suppliers, with respect to the supply of raw materials for pisco and rum products, contain standard and customary commercial terms and conditions. With the exception of our long term contract with Control for the supply of alcohol and grapes, we do not believe we are dependent on any one supplier for a significant portion of our important raw materials.  During the past years, we have not experienced any material difficulties in obtaining adequate supplies of necessary raw materials, although we cannot offer any assurances as to the future given that certain raw materials stem from agricultural related activities.

Sales, Transportation and Distribution.  We have the capacity to reach 19,547 customers either directly through our dedicated sales force or through Comercial CCU’s sales force. As of December 31, 2013, our dedicated sales force of 100 salesmen served 8,338  customers in the territories where Comercial CCU and Comercial Patagona Limitada do not operate. This system enables us to maintain frequent contact with our customers, obtain more timely and accurate marketing-related information and maintain good working relationships with our retail customers. See “–Other Businesses –Distribution Network.”

None of our customers accounted for more than 3% of our total spirits sales by volume, with the exception of three large supermarket chains that represented in the aggregate 25.9% of total spirits sales. We do not maintain any long-term contractual arrangements for the sale of spirits with any of our customers in Chile.

Since 2003, after production, bottling and packaging, our spirits are either stored at one of our production facilities or transported to a network of 23 owned or leased warehouses which are located throughout Chile. These warehouses are part of CCU’s sales and distribution system.

Our customers make payment for our products either in cash at the time of delivery or in accordance with one of various credit arrangements. Payment on credit sales for spirits is generally due 60 days from the date of delivery. Credit sales accounted for 49% of our spirits sales in Chile in 2013. Losses on credit sales of spirits in Chile have not been significant.

We distribute our spirits throughout Chile to:

•         supermarket chains,

•         off-premise retail: small and medium-sized retail outlets, which in turn sell spirits to consumers for take-out consumption;

•         on-premise retail: retail establishments such as restaurants, hotels and bars for on-premise consumption; and

•         wholesalers.

In the last three years, the percentage of spirits sales attributable to each of these distribution channels in Chile was as follows:

Percentage of Total Spirits Sold

Distribution Channels	2011	2012	2013
Supermarkets	38%	37%	37%
Off-premise retail	28%	29%	28%
On-premise retail	8%	8%	8%
Wholesalers	26%	27%	26%
Total	100%	100%	100%

The following table sets forth our pisco sales volume breakdown, by category, during each of the last three years:

Category	2011	2012	2013
		(in millions of liters)
Ultra premium	0.3	0.3	0.3
Premium	7.5	9.1	9.8
Medium-priced	2.3	3.3	3.3
Medium-priced mix (1)	7.1	6.3	6.8
Popular-priced	1.1	1.2	1.2
Total	18.3	20.3	21.5

(1) Ice Blend, Sours and Cream cocktails

The following table sets forth the changes in the average price per liter to our customers for spirits for the periods indicated:

	Spirits in Chile ( in CLP)

	2011	2012	2013

Average price per liter	2,162.10	2,411.90	2,561.16
% growth	13.1	11.6	6.2

Geographical Markets.   The Metropolitan Region accounts for approximately 40% of the population of Chile and accounted for approximately 41.6%of our spirits sales by volume in 2013.

Competition.  According to Nielsen figures, our share of the Chilean pisco market, over the last five years is as follows:

Year	Our Chilean Market Share for pisco (1)

2009	45%
2010	47%
2011	47%
2012	52%
2013	52%
(1) Source: Nielsen

Our principal competitor in the pisco business is Cooperativa Agrícola Pisquera Elqui Ltda. (“Capel"), which is the second-largest player in terms of market share in the Chilean market.  According to Nielsen numbers, we had a 51.7% market share in 2013.

Our competitor Capel has nine production facilities located in Regions III and IV of Chile and distributes its products throughout the country. Capel uses its own sales force, as well as third-party distributors.  Sales of Capel’s brands of pisco by volume accounted for approximately 50% in 2011, 47% in 2012 and 47% in 2013 according to Nielsen figures.

Pisco is a spirit that is produced only in the northern part of Chile and the southern part of Peru.  For this reason, imported pisco is not a significant component of the Chilean pisco market.  We estimate that imports accounted for less than 1% of total pisco sales by volume during 2013.

According to Nielsen calculations, our estimated average share of the Chilean rum market was 17.7% in 2011, 20.7% in 2012, and 21% in 2013.  Our principal competitors by volume in the rum business are Madero (Capel), Barceló, Mitjans S.A. and certain imported brands.

Regarding market share measurement, until 2008 CPCh only released Nielsen data for market share in pisco and rum, but due to its underestimation (the approximate Nielsen coverage for these categories is 50%) it was decided to also use an adjustment factor.

The methodology used since 2009 for developing our internal estimates consists of applying an adjustment factor to Nielsen data. This was calculated using data from actual sales of pisco and rum, and internal estimates of the industry. The difference between the market share data of Nielsen and CCU’s internal estimates has fluctuated between 2.9 and 4.1 percentage points in Pisco and between -1.7 and 0.9 percentage points in Rum.

The following tables show the market shares of Pisco and Rum comparing Nielsen data to CCU’s internal estimates in these categories.

Pisco market share (1)	2009	2010	2011	2012	2013
Nielsen	44.5%	46.6%	46.5%	51.6%	51.7%
Internal Estimates	47.5%	49.7%	49.9%	55.7%	55.8%
Difference	2.9%	2.9%	3.4%	4.1%	4.1%

(1)   Pisco includes cocktails and flavored pisco drinks (FABs)

Rum market share (2)	2009	2010	2011	2012	2013
Nielsen	12.6%	15.1%	17.7%	20.7%	21.0%
Internal Estimates	13.3%	14.4%	16.0%	20.6%	21.9%
Difference	0.7%	-0.7%	-1.7%	-0.1%	0.9%

(2)   Rum includes Pernod Ricard distributed by CCU and rum flavored beverages (FABs)

Going forward, as we will do with the market share data in the categories described in this report, use only Nielsen indicators starting in 2014.

Rio de la Plata Operating Segment

•      CCU Argentina:

-        Beer Argentina: We entered the Argentine beer market in 1995 by acquiring two breweries and their brands, CICSA and CSF.  Under a joint venture agreement entered into with Anheuser-Busch in 1995, we began importing, selling and distributing Budweiser beer in Argentina in March 1996.  We began production and distribution of locally produced Budweiser beer in Argentina in December 1996. Additionally, in 1998, we bought the brands and assets of Cervecería Córdoba S.A..  In April 2008, we bought ICSA and as a result added to our portfolio the brands Palermo, Bieckert and Imperial. In addition, we are the exclusive producer and distributor in Argentina of Heineken beer and the exclusive distributor in Argentina of imported Corona, Kunstmann, Negra Modelo, Birra Moretti and Guinness beer brands. According to our internal estimates, our market share by volume of the Argentine beer market remained consistent at approximately 23% in 2011, 2012 and 2013.

-        Cider and other spirits: In December 2010, CICSA, our subsidiary in Argentina, acquired control of Sáenz Briones y Cía. S.A.I.C and Sidra La Victoria S.A., entering the cider and spirits businesses in that country. These two operations are the largest in a very fragmented market and own traditional, well-recognized brands. The most important cider and spirits brands are Real, La Victoria, Saenz Briones 1888 and in spirits, El Abuelo. According to Nielsen, our cider market share was 36.1% in 2013.

•      Uruguay:

In September 2012, CCU acquired 100% of the shares of the Uruguayan companies Marzurel S.A., Milotur S.A., Coralina S.A. and Andrimar S.A.. These companies own the assets of a business developed in Uruguay engaged in the production and marketing of bottled mineral waters under the Nativa brand, and carbonated softdrinks under the Nix brand. This acquisition is in line with the Company’s strategic plan, which seeks to expand its activities into new markets.

•      Paraguay:

In December 2013 CCU S.A. acquired 50.005% of Bebidas del Paraguay S.A. and 49.995% of Distribuidora del Paraguay S.A.

Beer Argentina

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

In December 1995, we entered into a joint venture agreement pursuant to which Anheuser-Busch Incorporated acquired a 4.4% interest in CCU Argentina.  The agreement involved two different contracts: an investment and a licensing contract.  The licensing contract was extended until 2025 and grants CCU Argentina the exclusive right to produce, package, market, sell and distribute Budweiser beer in Argentina.  In June 2008, after the last capital expansion, Anheuser-Busch Incorporated reduced its interest in CCU Argentina to 4.04% and we increased our participation to 95.96%. In December 2010, our subsidiary Inversiones Invex CCU Ltda. acquired a 4.04% equity stake in CCU Argentina from Anheuser-Busch Investment, S.L.. After the acquisition, CCU, through its subsidiary Inversiones Invex CCU Ltda., became the sole equity holder of CCU Argentina.

In March 2004, AmBev and Interbrew announced an agreement to merge, creating the world’s largest brewer, InBev.  This merger was closed in August 2004. In January 2007, AmBev assumed control of Quilmes, our competitor. Inbev and Anheuser Busch merged in November 2008, creating the world’s global beer leader. See “Item 3: Key Information– Risk Factors.”

In January 1998, we merged two of our subsidiaries, CICSA and CSF.  Currently both plants operate under the CICSA name.  As a result of the merger of CICSA and CSF, CCU Argentina holds a 99.7% interest in CICSA.

In April 1998, CCU Argentina paid approximately US$8 million to acquire the brands and assets of Cervecería Córdoba.  After the resolution of certain labor issues, we began the production of the Córdoba brand at our Santa Fe plant from the middle of 1998.

In April and June 2008, CICSA paid an aggregate amount of US$88 million to acquire ICSA.  Among other assets, ICSA owns the Bieckert, Palermo and Imperial beer brands, and a brewery in Luján, Buenos Aires, which has a nominal production capacity of 270 million liters per year. Pursuant to the acquisition of ICSA in April 2008, it was merged with CICSA in July 2008.

In 2011, we started to export Schneider beer to Paraguay. In 2012 we signed an agreement by virtue of which we have the exclusive right to produce Heineken beer in Argentina and distribute it in Paraguay. Together, both brands represented 0.8% of the total beer sales volume of CCU Argentina in 2013. Exports to Paraguay represented 46.2% of CCU Argentina’s total exports in 2013.

In 2012, the Company began the migration process to its new proprietary returnable bottle in place of the generic container currently in the industry. The decision to implement this important project was based primarily on the change introduced by the main market player, who in 2011 started to replace the use of generic packaging by a proprietary container for one liter returnable products. The proprietary container’s use results in significant important changes in logistics processes, including the adaptation of the building structure of plants, the acquisition of specific equipment, the adaptation of production lines and agreements with glass bottles and crates suppliers in order to achieve the timely supply of the new bottling process required inputs. The introduction of these proprietary returnable bottles resulted in significant impacts on the industry’s value chain, with higher operating costs associated with the operation of recovery and classification of packaging that significantly affect the level of profitability and industry´s return on capital employed (ROCE). This transition process requires significant investments between 2012 and 2017 mainly in packaging, equipment and infrastructure. To finance these investments, bank loans were obtained in local currency with long repayment periods, mitigating the risk of exchange rate and interest rate fluctuations thereby minimizing the fluctuation risk.

The Argentine Beer Market.   The Argentine beer market is estimated by us to be almost three times the size of Chile’s.  Traditionally, beer and wine have been the principal alcoholic beverages consumed in the country. We estimate that annual beer consumption in Argentina was 1,779 million liters or approximately 44 liters per capita in 2013.

The table below sets forth our estimates of beer consumption in Argentina during each of the last five years:

Year	Volume (in millions of liters)	Per Capita (*) (liters)
2009	1,719	43
2010	1,753	43
2011	1,817	43
2012	1,816	44
2013	1,779	44
(*) Population estimated according to Argentina National Census 2001

We estimate that total beer consumption in Argentina increased at a four-year compounded annual growth rate of 0.7% between 2009 and 2013. According to our internal estimates, during 2013, the total volume of beer sold in the Argentine beer market decreased 2%.

Since January 2006, the Argentine Government has adopted different methods to directly and indirectly regulate price increases of various consumer goods, including bottled beer, in an effort to slow inflation.  Price increases may require government approval for each beverage producer.  Wholesale price increases are negotiated between the producer and the purchaser as a result of competitive situations in the industry.  Prices to consumers are determined by the negotiated wholesale price, as affected by the producer's product pricing strategy.  In order to optimize its profit margins, the producer must carefully manage its product and channel mix and trade discounts.

Production and Marketing in Argentina.  Our operation in Argentina generated Net sales of CLP220,903 million, CLP 250,996 million and CLP272,499 million representing 22.8%, 23.3% and 22.8% of our total Net sales in 2011, 2012 and 2013, respectively.  The increases during this period were the result of higher prices, partially offset by volume decrease.

We produce and market super-premium, premium, medium-priced and popular-priced beer brands in Argentina.  The following table shows our principal brands produced and imported under license in Argentina:

Super-premium	Premium	Medium-priced	Popular-priced
beer brands	beer brands	beer brands	beer brands
Guinness (2)	Heineken (1)	Budweiser (1)	Córdoba
Negra Modelo (2)	Imperial	Salta	Palermo
Corona (2)	Amstel (1)	Santa Fe	Bieckert
Birra Moretti (2)		Schneider
Kunstmann (2)
Otro Mundo

(1) Produced under license
(2) Imported

Schneider is our principal proprietary brand in Argentina, accounting for 21% of our Argentine sales volume in 2013.  We began local production of Budweiser brand beer in December 1996.  Budweiser beer represented 33% of our Argentine sales volume in 2013. Since February 2002, our Budweiser one-liter returnable bottle, the principal format in the market, has been priced at the same level as the leading brand in the market.  In June 2003, we began selling locally produced Heineken beer. Our Schneider brand is sold in the regular lager variety; the Salta brand is sold in regular and dark varieties, and the Santa Fe and Córdoba brands are sold only as regular lager. During 1997, we began to import Guinness beer from Ireland. During 2001, we began importing Corona beer from Mexico, and during 2005 and 2007, we also began importing Negra Modelo beer from Mexico and Paulaner beer from Germany. In April 2008, we bought the brands Imperial, Palermo and Bieckert along with the production facility in Luján and in October 2008, we started importing Kunstmann. In 2009, we introduced Otro Mundo and the Italian imported brand, Birra Moretti. During 2013, we exported 7.38 million liters of beer from Argentina to other countries, representing 1.76% of CCU Argentina’s beer sales volume.

Our beer products are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans, or stainless steel kegs at our production facilities.  During the last three year, we sold our beer products in Argentina in the following packaging formats:

Percentage of Total Beer Products Sold

Container	2011	2012	2013
Returnable (1)	83%	80%	79%
Non-returnable (2)	16%	19%	20%
Returnable Kegs (3)	1%	1%	1%
Total	100%	100%	100%

(1)     Returnable beer containers include glass bottles of various sizes

(2)     Non-Returnable beer containers include glass bottles and aluminum cans, both of assorted sizes

(3)     Returnable kegs refer to stainless steel containers in assorted sizes

The license agreement between CCU Argentina and Anheuser-Busch, which provides CCU Argentina with the exclusive right to produce, package, market, sell and distribute Budweiser beer in Argentina, had an initial term of 20 years commencing in December 1995, which in March 2008, was extended to December 2025.  Among other things, the license agreement includes provisions for both technical and marketing assistance from Anheuser-Busch.  Under the license agreement, CCU Argentina is obligated to purchase certain raw materials from Anheuser-Busch or from suppliers approved by Anheuser-Busch.  We began distribution of our locally produced Budweiser in December 1996.  See “– Sales, Transportation and Distribution.”  In addition, the license agreement is subject to certain specified market share targets and marketing expenditures. In 2010, the license agreement was modified due to regulatory reasons under the context of the merger between Anheuser-Busch and Inbev. As a result, certain contractual restrictions were released, and rights granted to A-B waived, both in favor of CCU Argentina. During the third quarter 2000, we and Anheuser-Busch signed an export agreement to supply Budweiser from Argentina to Paraguay and Chile. At the end of 2011, the agreement to supply Budweiser from Argentina to Paraguay was ended.

On April 28, 2003, CCU Argentina and Heineken Brouwerijen B.V., a subsidiary of Heineken International B.V., signed license and technical assistance agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Argentina commencing June 18, 2003. On October 12, 2011, we and Heineken Brouwerijen B.V. signed the Amended and Restated versions of the Trademark License Agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina, in force as of January 1, 2011. These agreements have an initial term of 10 years, and shall automatically be renewed each year (January 1) for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires. Heineken beer is the second-largest brand in terms of volume in the premium segment in Argentina.

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

In November 2011, we signed an addendum to the contract with Cerveceria Modelo S.A., including a clause which specifies the automatic renewal of the contract for a period of four years at the end of 2014 provided that CICSA meets certain minimum purchases goal. In that case, the agreement will last until December 31, 2018.

On November 29, 2012, CICSA and Heineken Brouwerijen B.V. executed a trademark license agreement by virtue of which we produce, sell and distribute, through Bebidas del Paraguay S.A., Heineken beer in Paraguay. This agreement has an initial term of 10 years, to be automatically renewed for 5 years.

In 2013 the production of Budweiser beer started in Luján, in addition to Heineken which was already being brewed since 2009. Currently Santa Fe and Luján Plants produce both brands.

In 2013 the production of Amstel beer was launched under the license of Amstel Brouwerijen BV, an affilliate of Heineken International.

In June 2013, CICSA and Milotur, our subsidiary in Uruguay, entered into a trademark license agreement which provide (i) CICSA with the exclusive right to elaborate Heineken beer and export it to Uruguay; and (ii) Milotur with the exclusive right to commercialize the Heineken brand in Uruguay. The contract´s term is similar to those in force for Argentina and Chile.

Raw Materials and other Supplies. The main raw materials used in the production of our beer products in Argentina are malt, corn syrup, water and hops. Rice is used in the production of Budweiser beer. During 2013, we continued obtaining malt, corn syrup and rice only from local suppliers. We obtain our supply of malt from a global supplier with local production in Argentina, with which we have a long term supply agreement.

Other raw materials are obtained from local and international suppliers in spot transactions, annual contracts and/or long term agreements, as is the case of hops, a critical raw material for process of production.  All purchased raw materials are tested in order to ensure that they meet our standards of quality.

Water is essential in the production of beer.  Our operation in Salta obtains all of its water from wells located at the plant, and the Santa Fe operation obtains all of its water from the Paraná river. The Luján operation obtains its water from the Napa Puelche, an underground sheet of water. The water is treated at facilities located at our plants to remove impurities and adjust the characteristics of the water before it is used in the production process.

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

We generally purchase all of our glass bottles from the main national glass supplier in Argentina, Rigolleau/Cattorini, and we started to purchase from Cristalerias Rosario, a local Company subsidiary of Owens Illinois. During 2013, all of our requirements for aluminum cans were purchased from Rexam Argentina S.A. Kegs used for draft beer are purchased from various suppliers in Europe. Plastic storage and carrying crates, as well as the labels (included alufoil) for beer products and crowns, are obtained from local and international suppliers.

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

Sales, Transportation and Distribution.  After production, bottling and packaging, our beer is either stored at the production facilities or transported to a network of six warehouses leased or owned by us.  Beer products are generally shipped to warehouses which are located within the region in which the beer products are sold.

We have the capacity to reach 152,125 points of sale in Argentina with our direct and indirect sales force. More than half of our beer in Argentina is sold and distributed through third-party sales and distribution chains in the regions surrounding the cities of Santa Fé, Salta, Córdoba, Rosario and Buenos Aires.  In recent years, we reduced the number of our distributors and replaced some of them with larger ones, among which there are currently two bottlers, one in the south and another in the north of Argentina. As of December 31, 2013, we had a direct sales force which sold our beer products to approximately 56,759 customers within the Salta, Santa Fé, Córdoba, Rosario, the Federal Capital and its outlying metropolitan area, in addition to 73 regional and national supermarket chains throughout the country. None of our customers individually accounted for more than 1.7% of our total beer sales by volume, with the exception of two large distributors that represented in the aggregate 19% of our total beer sales by volume.

Our Argentine beer customers either make payments for our products in cash at the time of delivery or through one of our various credit arrangements.  Payment on credit sales is currently due 7 days from the date of delivery to wholesalers, and an average of 60 days of delivery to supermarkets. Credit sales accounted for 56%, 76% and 82% of our beer sales in Argentina in the last three years, respectively.  Losses on credit sales of beer in Argentina have not been significant.

In Argentina, though most beer is sold to wholesalers, we also sell our products to retailers and supermarket chains. In the last three years, the percentage mix of the above distribution channels for our beer products in Argentina was as follows:

Distribution Channels	2011	2012	2013
Wholesalers	53%	52%	54%
Retailers	34%	32%	31%
Supermarkets	14%	16%	16%
Total	100%	100%	100%

The following table sets forth our beer sales volume in Argentina by category during each of the last three years, including exports to other countries:

Category	2011	2012	2013
Super-premium	2.3%	2.6%	2.1%
Premium	14.1%	14.7%	15.6%
Medium-priced	61.6%	61.8%	62.0%
Popular-priced	21.9%	21.0%	20.3%
Total	100%	100%	100%

The following table sets forth the changes in the average price per liter to our customers for beer for the periods indicated:

Beer Argentina (in CPL)
		2011	2012	2013
Average net price per liter	297	447.51	524.76	579.65
% growth		22.0	17.3	10.46

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

Year	Quarter	Sales Volume (*)	% of Annual sales volume
		(millions of liters)

2011	1st quarter	126.4	29.1%
	2nd quarter	82.8	19.1%
	3rd quarter	88.0	20.2%
	4th quarter	137.4	31.6%
	Total	434.6	100.0%

2012	1st quarter	123.7	29.0%
	2nd quarter	74.8	17.5%
	3rd quarter	89.2	20.9%
	4th quarter	138.9	32.6%
	Total	426.6	100.0%

2013	1st quarter	122.3	29.3%
	2nd quarter	72.6	17.4%
	3rd quarter	87.4	20.9%
	4th quarter	135.3	32.4%
	Total	417.6	100.0%

(*) Information does not include exports to Chile

Geographical Markets.  Our beer production facilities in Argentina are located in Santa Fe, Salta and Luján.

Beer production facilities in Argentina 2013

Location	% of Argentina's population	% of sales volume CCU Argentina

Santa Fe	8.0%	10.1%
Salta and Jujuy	4.7%	7.2%
Buenos Aires - Luján	31.9%	33.2%

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

According to the information made public by our competitors and our estimates for CASA Isenbeck, the different brewing groups had the following market shares in 2013: AmBev-Quilmes, 73%; us 23%; and SABMiller (Warsteiner until November 2010) 4%.

The following table shows our market share in the Argentine market over the past five years:

Our Argentine Market Share for Beer
Year
2009	22%
2010	23%
2011	23%
2012	23%
2013	23%

Quilmes, the beer market leader in Argentina and our principal competitor, also has beer operations in Chile, Paraguay, Uruguay and Bolivia. As of December 31, 2013, Quilmes had five breweries in Argentina with an estimated total annual production capacity of 1.3 billion liters.  Quilmes’ large size enables it to benefit from economies of scale in the production and distribution of beer throughout Argentina.

We estimate that Quilmes’ average market share in 2013 decreased to 73% from 82% in late 1994.  At that time, Companhia Cervejaria Brahma, one of the two largest beer producers in Brazil, commenced production at its new brewery in Luján, near Buenos Aires, which at present belongs to CCU Argentina.  In addition, Warsteiner (today SABMiller), a large German brewer, commenced production at its new brewery in Zárate, also near Buenos Aires, with an annual production capacity estimated to be approximately 140 million liters.  Prior to commencing production in Argentina, Companhia Cervejaria Brahma and Warsteiner competed in the Argentine market with imported beer.  In July 1999, the merger of Companhia Cervejaria Brahma and Companhia Antarctica Paulista was announced, creating AmBev.  This merger was finally approved in March 2000, creating one of the largest beverage producers in the world.

In May 2002, AmBev and Quilmes announced that pursuant to an agreement between both parties, AmBev would transfer all of its beer assets in Argentina, Bolivia, Paraguay and Uruguay to Quilmes in exchange for 26.4 million new B shares of Quilmes.  Additionally, according to that announcement, AmBev would purchase from the controlling shareholders of Quilmes 230.92 million class A shares for US$346.4 million.  The agreement further stipulated that AmBev can purchase at the end of a seven-year period the remaining Quilmes shares owned by the current controlling group, the Bemberg family, with AmBev shares.  The Bemberg family had the option to sell to AmBev their remaining class A shares during a period beginning with the end of the first year and ending with the seventh year after the agreement was announced.  This option was exercised in April 2006.  This transaction was approved by the Argentine antitrust authorities on January 13, 2003, subject to the condition that AmBev and Quilmes divest themselves of certain brands and the AmBev plant in Luján, near Buenos Aires, to a company currently not present in the Argentine beer market.  On February 14, 2003, through our subsidiary CICSA, we filed a complaint before the Argentine federal courts in order to be eligible to participate in the acquisition of these assets. In February 2006, the Argentine Supreme Court of Justice ruled against our complaint.  In December 2006, the Argentine authorities approved the sale of these assets to ICSA, a company owned by local investors.  On March 3, 2004, AmBev and Interbrew announced an agreement to merge the two companies, creating the world’s largest brewer under the name InBev.  This merger was closed in August 2004. On November 18, 2008 Anheuser Busch and Inbev merged creating the global beer leader. Consolidation in the beer industry has resulted in larger and more competitive participants, which could change the current market conditions under which we operate. See “Item 3: Key Information–Risk Factors– Risks Relating to Our Business–Consolidation in the beer industry may impact our market share.”

In 2012 SABmiller bought Casa Isenbeck (Isenbeck, Warsteiner and La Diosa brands) and launched Miller Genuine Draft and Miller Lite beer in Argentina.

Our beer brands in Argentina also face competition from other alcoholic beverages, such as wine and spirits, as well as from non-alcoholic beverages, such as soft drinks.

Regarding market share measurement, until 2010, the Cámara Cervecera Argentina (or, Professional Association of Brewers in Argentina) shared with its affiliates their total sales volume.

From 2011, CCU Argentina began to estimate its own market shares using data from actual sales volumes and internal estimations of the Argentinean brewing industry.

Since that time and with the consequent loss of accuracy, along with the goal of consistency with the information provided to the market, CCU Argentina will also start to use only Nielsen Indicators for market share starting in 2014.

The following table shows the Nielsen data compared to CCU’s internal estimates of market shares.

Beer Argentina market share	2000	2005	2006	2007	2008	2009	2010	2011	2012	2013
Nielsen	9.6%	15.3%	15.8%	16.4%	21.4%	21.1%	21.4%	21.1%	20.0%	19.3%*
Internal estimates	12.5%	15.9%	15.9%	16.1%	20.0%	22.0%	22.7%	22.9%	23.1%	23.1%
Difference	2.9%	0.6%	0.1%	-0.3%	-1.4%	0.9%	1.3%	1.8%	3.1%	3.8%

*Measurement until November 2013.

The difference between the market share of Nielsen and our internal estimates has fluctuated between -1.4 and 3.8 percentage points.

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

Cider and other spirits in Argentina

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

Performance. Cider volume was 12.1% lower in 2013 than in 2012, and we had an estimated market share of 39.0%. The drop in volume is mainly due to lower industry consumption volumes and product stocks in the market after the previous season. During 2013, we launched Apple Storm Cider a new brand targeted at young people and continued working towards the target of gradually softening the seasonality of cider sales.

Uruguay

In September 2012, CCU acquired 100% of the shares of the Uruguayan companies Marzurel S.A., Milotur S.A., Coralina S.A. and Andrimar S.A. These companies own the assets of a business developed in Uruguay that engages in the production and marketing of bottled mineral waters under the Nativa brand, and carbonated softdrinks under the Nix brand. This acquisition is in line with the Company’s strategic plan, which seeks to expand its activities into new markets. In 2013 the sales volume in Uruguay amounted to 614,334 hectoliters and our market shares for water and carbonated soft drinks were 14.5% and 6.2%, respectively. Milotur, our afilliate in Uruguay, also commercializes the Budweiser, Schneider and Heineken beer brands, the latter due to an amendment to the trademark license agreement in force with Heineken Brouwerijen BV.

Regarding market share measurement for Uruguay, starting in 2014 the market share data that will be reported will be provided by external sources.

Paraguay

In December 2013, CCU S.A. acquired 50.005% of Bebidas del Paraguay and 49.995% of Distribuidora del Paraguay, entering the Paraguayan market with the production, marketing and distribution of alcoholic and non-alcoholic beverages under various brands, both owned through licenses and imported.

Regarding market share measurement for Paraguay, starting in 2014 the market share data that will be reported will be provided by external sources.

Wine Operating Segment

Wine.   We entered the Chilean wine industry in 1994 through the acquisition of a 48.4% interest in Viña San Pedro S.A. (“VSP”), known today as Viña San Pedro Tarapacá S.A. (VSPT), Chile’s third largest player in the domestic market and second-largest wine exporter. After making subsequent investments and pursuant to the merger of VSP and ViñaTarapacá ex Zavala S.A, resulting in VSPT, our affiliate CCU Inversiones S.A. currently has a 64.72% interest in VSPT. VSPT operates six different wineries in Chile and one in Argentina. The wine group produces and markets a full range of wine products for both the domestic and export markets. According to Nielsen, in 2013, VSPT’s sales by volume amounted to approximately 27.3% of total measured domestic industry sales in Chile by volume and 13.1% of Chile’s total wine export sales by volume, excluding bulk wine, according to the Wines of Chile Association. VSPT’s main vineyards are located in all principal viticulture Chilean valleys, including Maipo, Curicó, Casablanca, Leyda, Colchagua, Elqui, Cachapoal and Maule valleys, and also in Mendoza, Argentina. VSPT’s domestic wine products are distributed throughout Chile and its export products are sold in more than 85 different countries through distribution agents.

Overview. In 1994 we purchased 48.4% of VSPT’s equity for approximately CLP17,470 million.  During the first half of 1995, VSPT’s capital was increased by approximately CLP14,599 million, of which we contributed approximately CLP7,953 million.  From August through October 1997, VSPT’s capital was increased again by approximately CLP11,872 million, of which we contributed approximately CLP6,617 million, plus approximately CLP191 million in additional shares bought during October 1997 in the local stock market.  Furthermore, in October 1998 and during 1999, we purchased additional shares in VSPT through the local stock exchanges for an amount of approximately CLP5,526 million.  From March through June 1999, VSPT’s capital was increased by approximately CLP17,464 million, of which we contributed approximately CLP10,797 million.  Between November 2000 and March 2001, VSPT’s capital was increased by approximately CLP22,279 million, of which we contributed approximately CLP13,402 million.  During October and November 2005, VSPT’s capital was increased by approximately CLP346 million.  We did not participate in this capital increase. Between April and June 2007, VSPT’s capital was increased by approximately CLP13,692 million, of which we contributed approximately CLP5,311 million. On December 3, 2008, the extraordinary shareholders’ meetings of VSP and VT approved the merger of both companies. The merged company was named “Viña San Pedro Tarapacá S.A.” (VSPT), which began consolidating its financial statements with ours starting on October 1, 2008, with operations commencing on December 9, 2008. In December 2008, VSPT’s capital was increased, as a consequence of the merger, by issuing 15,987,878,653 shares to be exchanged for the total number of shares issued by Viña Tarapacá at a ratio of 1,480.30828 new VSPT shares per each share of the absorbed company. As of December 2013, our total ownership interest in VSPT was 64.72%.

We believe that having entered into the Chilean wine business provided us with the opportunity to further leverage our nationwide distribution system through the expansion of our beverage portfolio.  We also believe that the development of our domestic wine business helps to reduce the seasonality of our sales, as wine sales in Chile tend to be stronger during the winter months when beer and soft drinks consumption decline.

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

In December 2008, VSP and VT merged and created a new wine group, VSPT. VSPT is formed by the wineries San Pedro, Tarapacá, Santa Helena, Misiones de Rengo, Altaïr, Viña Mar, Casa Rivas, FLC, Bodega Tamarí, and Viña Valles de Chile (Viña Leyda and Viña Tabalí). These are all important and renowned cellars in Chile and Argentina, each with its own distinctive brands, and they represent the best wines these regions can deliver. Since the merger, VSPT became the second-largest Chilean wine exporter and the third most important player in the local market.

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

The Chilean Wine Market.  We estimate that wine consumption in Chile amounted to approximately 12 liters per capita in 2013.  Given that the Chilean wine industry is fragmented, no single wine producer accounts for the majority of production and/or sales. The leading wineries include, other than VSPT, Viña Concha y Toro S.A. (“Concha y Toro”), Viña Santa Rita S.A. (“Santa Rita”) and Bodegas y Viñedos Santa Carolina S.A. (“Santa Carolina”).  In addition, there are numerous medium-sized wineries, including Viña Undurraga S.A. (“Undurraga”), Cousiño Macul S.A. (“Cousiño Macul”), Viña Cánepa y Cía. (“Cánepa”) and Viña Montes. All wineries, which sell wine products that comply with industry and tax regulations, make up Chile’s formal wine market. VSPT is a member of the formal wine market, as are most other principal wineries in Chile. The informal wine market is composed of many small wine producers. The Agricultural and Livestock Service (Servicio Agrícola Ganadero, or “SAG”) is the entity in charge of wine industry regulation and principally oversees inventory records and product quality.  We estimate that the formal market wineries  sold approximately 213 million liters of wine during 2013.

The following chart shows our estimates for the formal wine market and per capita consumption levels for wine in Chile for the last five years:

Year	Total Volume (1)	Per Capita (2)
	(in millions of liters)	(liters)
2009	228	13
2010	227	13
2011	224	13
2012	205	12
2013	213	12

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

VSPT’s Production and Marketing.  VSPT (formerly VSP) was founded in 1865.  Its principal vineyards are located in Molina, approximately 200 kilometers south of Santiago.  The VSPT estate in Molina is one of the largest single-site vineyards in Chile with an area of 1,071 hectares.  As of December 31, 2013, VSPT’s vineyards covered an aggregate of 3,490 hectares in Chile, distributed among ten different plantations.  The winery also has 229 hectares under long-term leases.  In Argentina, we have another 379 hectares located in the province of Mendoza.

VSPT is one of Chile’s largest producers and distributors of wine in terms of sales volume and Net sales.  Our wine segment sales amounted to CLP138,348 million, CLP149,557 million and CLP152,255 million, or 14.3%, 13.9% and 12.7% of our total Net sales, in the last three years, respectively.

The following chart indicates the breakdown of VSPT’s volume in the domestic and export markets, including sales from FLC and Tamarí in Argentina:

Year	Domestic Volume	Export Volume	Total Volume (1)
	(in millions of liters)

2009	54.2	67.8	122.0
2010	60.0	70.0	130.0
2011	60.0	67.1	127.1
2012	61.2	70.6	131.8
2013	61.8	69.6	131.4
(1) Includes bulk sales exports in Chile and Argentina

According to Nielsen, VSPT’s share by volume of Chile’s formal wine market was approximately 25% in 2011, 27% in 2012, and 27% in 2013.  According to the Wineries of Chile Association, VSPT’s share of Chile’s total wine export sales by volume was 13% in the last three years.

VSPT is composed of five different wineries in Chile and one in Argentina. In 2011 VSPT merged Bodega Tamari into Finca La Celia, both vineyards located in Mendoza, Argentina.  In addition, on December 2011 Viña Valles de Chile, a former non-consolidating subsidiary, was split and VSPT remained 100% owner of the resulting new vineyard of the same name whose principal asset is Viña Leyda. Therefore, we began consolidating the results of Viña Valles de Chile in December 2011.

Viña San Pedro Tarapaca, Viña Santa Helena, Viña Misiones de Rengo, Viña Mar, Viña Leyda and Finca La Celia in Argentina, produce and market premium, varietal and popular-priced wines. The principal brands are set forth below:

Brand	Icon	Premium	Varietal	Popular-Priced

Viña San Pedro Tarapacá
Altaïr	X
Sideral	X
Cabo de Hornos	X
Kankana del Elqui	X
Tierras Moradas	X
Tarapakay	X
1865		X
Gran Reserva Etiqueta Negra		X
Tarapacá Gran Reserva		X
Castillo de Molina		X
Gran Tarapacá		X
Tarapacá Terroir		X
Tarapacá Reserva		X
35 South Reserva		X
35 South			X
Urmeneta			X
Gato Negro			X
Tarapacá Varietal			X
León de Tarapacá			X
Gato				X
Manquehuito Pop Wine				X
Etiqueta Dorada				X
Viña Santa Helena
D.O.N (De origen Noble)	X
Parras Viejas	X
Notas de Guarda		X
Vernus		X
Selección del Directorio		X
Santa Helena Reserva			X
Santa Helena Varietal			X
Siglo de Oro			X
Gran Vino				X
Viña Misiones de Rengo
Misiones de Rengo Cuvée		X
Misiones de Rengo Reserva		X
Misiones de Rengo Varietal			X
Viña Mar
Viña Mar Reserva Especial		X
Viña Mar Reserva		X
Viña Mar Espumante		X
Casa Rivas		X
Finca la Celia
La Celia Supremo	X
Tamarí Zhik	X
La Celia		X
La Consulta		X
Tamarí Reserva		X
La Finca			X
Viña Leyda
Leyda Lot	X
Leyda Reserva		X
Leyda Single Vineyard		X

The following table presents our breakdown of total sales volume in thousands of liters by category of VSPT’s Chilean wines during 2013:

Category	Domestic	Export	Total
	(in thousands of liters)
Premium(1)	4,629	5,917	10,546
Varietal	6,670	49,687	56,357
Popular-Priced	49,737	6,629	56,365
Bulk	-	3,586	3,586
Total	61,036	65,818	126,854
(1) Includes Icon category.

The following table presents our breakdown of total sales volume in thousands of liters by category of VSPT’s Argentine wines during 2013:

Category	Domestic	Export	Total
	(in thousands of liters)
Premium(1)	351	885	1,236
Varietal	278	2,633	2,911
Popular-Priced	-	-	-
Bulk	121	313	434
Total	751	3,830	4,581
(1) Includes Icon category.

As of December 31, 2013, VSPT’s storage capacity totaled 91.2 million liters and its peak bottling and packaging capacity totaled 77,000   liters per hour.

Domestic Market.  Our Chilean domestic wine is packaged in bottles, jugs, cartons, and bag-in-box containers at VSPT’s production facilities in Lontué, Molina and Isla de Maipo. The following chart shows our packaging mix for domestic wine sales for the last three years:

	Percentage of Total Domestic
	Wine Sold in Chile
Container	2011	2012	2013

Carton	63%	61%	56%
Glass Bottles	37%	39%	44%
Bag-in-Box	0%	0%	0%
Total	100%	100%	100%

Beer is the principal substitute product for wine in Chile.  In addition, our wine products may also compete with other alcoholic beverages, such as spirits (mainly pisco), and with non-alcoholic beverages, such as soft drinks and juices.

The average price for our domestic wine customers was CLP1,172.26 and CLP1,194.93 per liter in 2012 and 2013, respectively, experiencing a growth of 1.9%. Our wine price policy is mainly determined as a consequence of four factors: a) market prices, b) change in sales mix, c) inflation rate and d) desired profit margin in relation to costs of raw materials.

Export Market.  According to industry sources, exports of Chilean wine increased from approximately 43 million liters in 1990 to 879 million liters in 2013, at a compounded annual growth rate of 14.0%.  During 2012 and 2013, Chilean wine exports reached 749 million liters and 879 million liters, respectively.  We believe that Chilean wine exports have grown steadily due to their comparatively low prices and positive international image, as well as due to external factors, such as low wine production in the Northern Hemisphere in certain years.

VSPT exported 67 million liters of wine in 2011, 71 million liters in 2012 and 70 million liters of wine in 2013.  During 2013, VSPT exported wine to more than 80 countries worldwide.  Exports accounted for Net sales of CLP83,961 million, CLP85,937 million and CLP85,730 million, in the last three years, respectively.  In 2013, VSPT’s primary export markets included The United States, Brazil, Finland, Paraguay, China and Japan.

Most exported wine is sold in glass bottles, except for a certain quantity of unbranded wine that is occasionally sold in bulk, as well as the amount that is sold in bag-in-box containers.  The following chart shows our packaging mix for export Chilean wine volume in the last three years:

	Percentage of Total Export
	Wine Volume from Chile
Container	2011	2012	2013

Glass Bottles (1)	80%	83%	81%
Bulk	8%	4%	5%
Bag in box	12%	12%	14%
Total	100%	100%	100%

(1) Includes jugs.

Raw Materials and other supplies.  The main raw materials and packaging materials that VSPT uses in its production process are purchased and harvested grapes, purchased wine, bottles, carton containers, corks and cardboard boxes.  VSPT obtained approximately 50% of the grapes used for export wines from its own vineyards during 2013. Of the wine sold in the domestic market, 11% are grapes from our vineyards, 10% of the grapes are purchased and vinified for us and the rest is purchased from third parties, tested to assure compliance with our quality standards and blended at the winery before packaging. In 2013, approximately 82% of the wine used in domestic sales was purchased from ten local producers: Agrícola y Comercial Bodegas las Mercedes Ltda. , Vinicola Patacón SPA, Vitivinicola Melior Ltda., Aguilera y Barrios Ltda., Soc. Agricola Com. e Ind. Urcelay Hnos. Ltda., Viña Saavedra Ltda., Anatolio Segundo Albornoz Vargas, Comercial e Industrial Red Wine LTDA., Vinedos Gurfinkel Limitada y Urrutia Quintana Rafael. VSPT has various alternative sources of supply, which can be used when they are attractive. VSPT’s bottles are mainly purchased from Cristalerías Chile and Saint Gobain; however, when prices have been favorable, VSPT has purchased bottles from other local and international suppliers.  Carton containers are purchased either from Tetra Pak de Chile Comercial Ltda. or from SIG Combibloc Inc. and are assembled in VSPT’s own automated packing lines.

The prices of the principal raw materials used in the production of wine in Chile have experienced some recent volatility. In addition, from time to time, prices of grapes and wine have varied depending on fluctuations in demand and supply factors.

Domestic Sales, Transportation and Distribution.  After production, bottling, and packaging, wine is either stored at the production facilities or transported to one of 23 warehouses.  The warehouses are part of our warehouse network and are located throughout Chile.  VSPT wines is distributed and sold in Chile through our sales and distribution network, under the same system and payment terms as all our other products. See “–Our Other Businesses–Distribution Network”

We distribute our wine products throughout Chile in the territories not covered by Comercial CCU or Comercial Patagona Limitada, with our own sales force, to:

•         off-premise retail: small and medium-sized retail outlets, which in turn sell wine to consumers for take-out consumption;

•         on-premise retail: retail establishments such as restaurants, hotels and bars for on-premise consumption;

•         wholesalers; and

•         supermarket chains.

For the last three years, the percentage mix of the above distribution channels for our wine products in Chile was as follows:

Percentage of Total Wine Products Sold

Distribution Channels	2011	2012	2013

Off-premise retail	29%	33%	34%
On-premise retail	6%	5%	5%
Wholesalers	28%	26%	24%
Supermarkets	37%	36%	37%
Total	100%	100%	100%

VSPT’s sales force of 162 salesmen as of December 2013, sells our wine products directly to approximately   10,907 customers, none of which accounted for more than 2% of our total wine sales by volume, with the exception of four supermarket chains that represented in the aggregate 27.0% of our total wine sales by volume.  We do not maintain any long-term contractual arrangements for the sale of wine with any of our customers.

Export Sales, Transportation and Distribution.  VSPT has a presence in more than 80 countries. In order to increase its presence in the international market, VSPT has distribution agreements with key distributors, such as Pernod Ricard in Sweden, Finland, Norway and Estonia, Shaw Ross International in the U.S., a subsidiary of Southern Wine and Spirits, a major wholesale distributor that has been recognized as the best U.S. distributor by Wine Enthusiast Magazine, DGS and Baarsma in Holland and Denner in Switzerland. In Canada we have distribution agreements with Phillipe Dandurand wines, in Korea with Keumyang, as well as agreements with other distributors.  In France and Germany, VSPT has distribution agreements with LGCF.

Geographical Markets.  The Metropolitan Region, which accounts for approximately 40% of the Chilean population, represented approximately 39%  of total domestic sales of VSPT products by volume in 2013.

The following table provides the distribution of VSPT’s exports from Chile during 2013 by geographical markets:

		Percentage
Market	Volume (1)	of Total Exports
	(thousands of liters)

Europe	24,756	39.8%
Latin America	16,641	26.7%
USA and Canada	9,471	15.2%
Others	11,364	18.3%
Total	62,232	100.0%
(1) Excludes bulk exports

Competition.   The wine industry is highly competitive in both the domestic and the export markets. VSPT’s domestic market share was approximately 27% in 2013.  In Chile, VSPT competes directly against all other Chilean wineries.  We believe that VSPT’s primary domestic competitors, Concha y Toro and Santa Rita, derive their relative competitive strengths from their wide portfolio of products, well-recognized brand names and established distribution networks.  In 2013, Concha y Toro and Santa Rita had a market share of approximately 28% and 29%, respectively.  VSPT also competes with Santa Carolina and numerous medium-sized wineries, including Undurraga and Cousiño Macul, and many small wine producers that make up Chile’s informal wine market. In 2013, VSPT’s domestic market share in the bottled fine wine market was approximately 28%, whereas its primary domestic competitors, Santa Rita and Concha y Toro, had 23% and 19%, respectively.

Internationally, VSPT competes against Chilean producers as well as with wine producers from other parts of the world. According to information compiled by the Wineries of Chile Association, VSPT is the second-largest exporter of Chilean wines with a market share of approximately 13% in 2013, excluding bulk wine.  Our other principal Chilean competitors, namely Concha y Toro, Santa Rita and Santa Carolina had market shares of 34%, 5% and 5%, respectively.

Other

Distribution Network.   In Chile, we have an extensive and integrated distribution network for the sale and distribution of beer, soft drinks, mineral water, purified water, functional beverages, nectars, wine, pisco, rum whiskey, vodka and sweet snacks products with capacity to reach approximately 115,666 points of sale. The network includes a total of 23 owned or leased warehouses and a network of independent transportation companies handled by Transportes CCU. Sales are performed by category-specific sales forces and by Comercial CCU S.A. (“Comercial CCU”) which has a sales force of approximately 361 people who sell our products to approximately 35,073 customers in the northern area of Chile from Arica to Copiapó/Vallenar and in the mid-south area from Curicó/Talca through Coyhaique, except for Concepción.  In the far south of Chile, in Punta Arenas, Comercial Patagona Limitada does the selling for all our products, reaching 819 customers. In the central parts of the country and in the City of Concepción, there are dedicated sales forces that focus on single lines of products. Product distribution is carried out by Transportes CCU throughout the country or by Comercial Patagona Limitada in its territory.

In Argentina we have the capacity to reach 152,125 points of sales. Our sales and distribution network for our beer products consists of seven owned or leased warehouses, a direct sales force and 15 logistics operators reaching approximately 94,598 customers plus 73 supermarket chains. Sales are done by two independent bottlers in the south and north of Argentina.

Plastic Bottles. Through our subsidiary Fábrica de Envases Plásticos S.A., or PLASCO, we own and operate a plastic factory in Renca which supplies most of the pre-forms, returnable and non-returnable bottles and caps, primarily used by us in the packaging of our soft drinks and water products. Additionally, PLASCO has three blowing bottle machines in ECUSA at Santiago facilities and two in Antofagasta.

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

The manufacturing of plastic caps for carbonated softdrinks and water also involves a two-step process. The first consists of a compress molding process, which manufactures caps from PP resin. The second step is the decoration of plastic caps with an offset printing process. For juices and Gatorade we produce caps in a one step process with another raw material (HDPE).

Prices of principle raw materials required by our PLASCO subsidiary have been volatile during 2013. The one way PET price was between 1,450 USD/TON and 1,700 USD/TON. In addition, energy costs decrease in average during 2013, from 200 USD/MWH to 130 USD/MWH.

In 2013, all pre-forms, returnable and non-returnable plastic bottle needs of ECUSA were supplied directly by PLASCO with the exception of five-liter bottles and the preform bottles for Nestlé Pure Life products, which are bought by ECUSA in small quantities from third party suppliers.

During 2013, PLASCO sold 252 million bottles. Of all bottles, approximately 89% were blown in PLASCO facilities and manufactured with PLASCO pre-forms. The remaining 11% were produced with purchased pre-forms or purchased bottles.

PLASCO also sold 295 million pre-forms. Of all these, approximately 33% were manufactured by PLASCO and later blown into bottles by Aguas CCU-Nestlé Chile S.A.. The remaining 67% pre-forms were produced and sold by PLASCO and blown in ECUSA with PLASCO and ECUSA Blowing machines.

PLASCO has, to date, not made any bottle sales to third parties. Plastic bottle and pre-form sales by volume increased from 520 million in 2012 to 547 million in 2013 (an increase of 5.2%). During 2013, PLASCO sold 577 million of plastic caps, 419 million of these were for carbonated sofdrinks and mineral water, 102 million for juices and 56 million for beer.

PLASCO’s Net sales of CLP35,340 million, EBIT of CLP3,104 million and net income of CLP1,924 million in 2013, representing an increase of 1.7%, 0.6 % and 21.9% over 2012.

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

Government Regulation

Government Regulation in Chile

We are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in Chile.  These regulations include labor laws, social security laws, public health, consumer protection, environmental laws, securities laws, and antitrust laws.  In addition, regulations exist to ensure healthy and safe conditions in facilities for the production, bottling, and distribution of beverages.  For a more detailed discussion of environmental laws, see “– Environmental Matters.”

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

Government Regulation in Argentina

We are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in Argentina, including social security laws, public health, consumer protection and environmental laws, securities laws and antitrust laws.

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

Organizational Structure

Ownership Structure as of March 31, 2014

We are controlled by IRSA, which owns directly and indirectly 60.0% of the shares of our common stock.  IRSA, since 1986, was a joint venture between Quiñenco and the Schörghuber Group through its wholly owed subsidiary FHI of the Netherlands.  On April 2003, the Schörghuber Group sold FHI to Heineken Americas B.V., a subsidiary of Heineken International B.V.  FHI and Heineken International B.V. formed Heineken Chile Ltda., through which 50% of IRSA shares are held. On December 30, 2003, FHI merged into Heineken Americas B.V. Currently, Quiñenco and Heineken Chile Ltda., a Chilean limited corporation controlled by Heineken Americas B.V., are the only shareholders of IRSA, each with a 50% equity interest.

Quiñenco is the holding company of one of Chile’s largest business conglomerates, with investments in various sectors of the Chilean economy.  Quiñenco’s principal holdings include Banco de Chile (the second-largest bank in Chile), Invexans S.A. (the largest shareholder of French cable producer Nexans), Madeco S.A. (leading manufacturer of flexible packaging and aluminum-based products), ENEX (the second-largest retail fuel distributor), CSAV (the largest shipping company in America and one of the largest worldwide), and SM SAAM (second largest port operator in Latin America and fourth largest tugboat operator worldwide).

Heineken, the Dutch brewer, is one of the largest brewers in the world with 165 breweries in more than 70 countries and 80,933 employees worldwide.  Heineken group’s beer volume was 178.8 million hectoliters during 2013, and its principal brands are Heineken and Amstel.

The following table provides our significant subsidiaries as of December 2013:

Subsidiaries	Country	Ownership Interest
CCU Chile	Chile	100.00%
CCU Argentina	Argentina	100.00%
ECUSA	Chile	99.94%
Aguas CCU-Nestlé	Chile	50.10%
VSPT	Chile	64.72%
CPCh	Chile	80.00%

Property, Plant and Equipment

Set forth below is information concerning our production facilities as of December 31, 2013, all of which are owned and operated by us or our subsidiaries:

	Nominal Installed	Utilized Capacity	Average Utilized
	Monthly Production	During	Capacity
	Capacity	Peak Month (1)	During 2013 (2)	Facility Size (3)
	(in million liters)	(%)	(%)	(square meters)
Beer Production Facilities
Santiago	54.3	88.9%	73.4%	181,296
Temuco	15.9	100.6%	49.1%	88,752
Valdivia (Kunstmann)	1.2	77.8%	61.5%	14,458
Chile Total	71.4	91.3%	67.7%	284,506

Santa Fe	27.0	100.1%	85.2%	78,684
Salta	5.2	68.0%	47.2%	11,826
Luján	20.0	89.0%	62.8%	87,884
Sidras (4)	11.4	74.3%	29.7%	53,800
Argentina Total	63.6	89.4%	65.1%	232,194

Non-Alcoholic beverages (5)
Santiago	112.2	60.6%	54.9%	134,792
Antofagasta	14.3	26.4%	21.0%	36,789
Uruguay	15.4	36.9%	34.9%	34,067
Total	142.0	54.6%	49.3%	205,648

Purified Water Production
Santiago (6)	27.9	36.3%	29.8%	8,434
Antofagasta	7.4	2.8%	0.7%	1,989
Total	35.3	29.3%	23.7%	10,423

Mineral Water Production
Coinco	41.0	46.4%	36.7%	16,702
Casablanca	2.0	8.0%	6.4%	3,347
Total	43.0	44.6%	35.3%	20,050

(1) Utilized Capacity During Peak Month is equal to production output as a percentage of Nominal Installed Production Capacity during our peak month for each respective plant. Nominal Installed Monthly Production Capacity is defined as nominal installed production capacity for the current product/packaging mix during 25 days per month and 3 shifts per day.The calculated slack (spare) capacity does not necessarily indicate real slack capacity. The real production capacity is less than the nominal installed production capacity as adjustments are required for real machinery performance, packaging mix, availability of raw materials and bottles, seasonality within the months and other factors. As a result, we believe that the peak monthly capacity utilization rates shown above understate real capacity utilization and that slack capacity is overstated. We estimate that during the peak month in 2013, the real slack capacity amounted to approximately 4.7 million liters in Chilean beer, 3.7 million liters in Argentine beer, 29.0 million liters in soft drinks , 10.8 million liters in purified water and 13.7 million liters in Chilean mineral water.

(2) Average Utilized Capacity during 2013 equals the plant’s total production output as a percentage of nominal installed annual production capacity in 2013. Nominal installed annual production capacity is calculated by multiplying the Nominal Installed Monthly Production Capacity by 11 months (on average, a one month period is required each year for maintenance and repairs).

(3) Facility size equals total built area including warehousing logistics activities.
(4) Includes Cider Production (Mendoza, Pilar and Cuidadela Plants).
(5) Includes Nativa+Nix (Uruguay).
(6) Includes Manantial.

	Nominal Installed	Utilized Capacity	Average Utilized
	Monthly Production	During	Capacity
	Capacity	Peak Month (1)	During 2013 (2)	Facility Size (3)
	(in million liters)	(%)	(%)	(square meters)
Beer Production Facilities
Punta Arenas	0.8	62.1%	57.1%	3,627
Chile Total	0.8	62.1%	57.1%	3,627

Production in the Punta Arenas facility is under licensing agreements and, accordingly, we do not consolidate this facility.

Because these figures are calculated across various SKUs (stock keeping units - products/packaging combination), the results correspond to averages, and therefore, no investments decisions should be made based solely on these figures.

Our installed vinification and storage capacity is shown in the table below:

	Installed Vinification	Storage Capacity in Tanks	Facility
	Dinamic Capacity (1)	and Barrels	Size
	(million liters)	(million liters)	(square meters)
Wine Production Facilities
Lontué	0.0	13.3	19,861
Molina	33.0	38.8	52,587
Totihue	0.7	0.8	5,374
Santa Helena	2.5	2.4	7,134
Tarapacá	25.0	27.5	44,279
Viña Mar	0.0	1.0	8,086
Casa Rivas	0.0	0.0	0
Misiones de Rengo	0.0	0.0	3,950
Chile Total	61.2	83.8	141,271

Finca La Celia	7.5	7.4	9,675
Argentina Total	7.5	7.4	9,675

(1): Considers in average two times utilization fermentation tank capacity.

As of December 31, 2013, VSPT had a nominal filling capacity of 34,500 liters per hour at its Lontué plant, 27,000 liters per hour at its Molina plant, 11,000 liters per hour at its Tarapacá Plant. At Finca La Celia in Argentina, VSPT had a nominal filling capacity of 4,500 liters per hour.

Our installed spirits production capacity is shown in the table below:

	Installed Production	Facility Size
	Capacity (1)	(square meters)
	(million liters)
Spirits Production Facilities
Pisco Elqui	1.1	12,084
Sotaquí (2)	0	12,177
Monte Patria	11.7	33,726
Salamanca	4.2	8,882
Ovalle (3)	0	33,974
Total	17.1	100,844

(1): 26ºGL
(2): Sotaqui Planta, only produced wines.
(3): Ovalle Plant is a bottling.

As December 31,2013, we had a nominal bottling capacity of 10.639 liters per hour at our Ovalle Plant (33.974 square meters).

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

The environmental framework is governed by Law N°19,300, enacted in 1994, as amended, which includes not only environmental protection rules but also rules concerning the preservation of natural resources.  Among other matters, it creates the environmental impact assessment system which requires any future project or major amendment of an existing activity that may affect the environment to evaluate its possible environmental impact, in order to fulfill related regulations and to implement mitigation, compensation and restoration measures. Our latest projects have been successfully submitted to this system and the environmental public entity has given the respective authorizations.

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

Through the enactment of Law N°20,417 in 2010 and Law N°20,600 in 2012 (amending Law N°19,300), the Ministry of Environment and the three governmental bodies (Environmental Superintendency, Environmental Assessment Service and specific Environmental Courts) were established, replacing all former activities of the CONAMA, the National Environmental Commission (or Comision Nacional del Medio Ambiente, or “CONAMA”). Those new governmental bodies are now responsible for the development, implementation and enforcement of various regulations regarding environmental management in relation to environmental standards, protection of natural resources, environmental education and pollution control, among other responsibilities.

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

Argentina

New laws and regulations are being enacted in Argentina as a result of heightened community concerns for environmental issues. Consequently, there are several statutes imposing obligations on companies regarding environmental matters at the municipal, provincial and federal levels in accordance with the General Environmental Protection Framework (Law 25.675), which establishes the Basic Environmental Protection Budgets, establishing the fundamentals to develop all legislation and national environmental policy. In many cases, private entities operating public utilities such as water supply and sewage are in charge of controlling and enforcing those regulations.  Many of these regulations have been recently enacted and little precedent exists as to their scope.

,

Another important environmental statute in Argentina is the Hazardous Waste Act (Law N°24,051) which, although a federal law, has been strictly adhered to by fourteen of the twenty-three provinces. When certain federal tests indicate the need, the provisions of the Hazardous Waste Act are enforced.  The application of the provisions of the Hazardous Waste Act depends upon the magnitude of the public health risk and whether those conditions exist in more than one province.  Hazardous waste is defined [very broadly] and includes any residue that may cause harm, directly or indirectly, to human beings that may pollute the soil, water, atmosphere or the environment in general.  Generally, claims involving hazardous waste give rise to strict liability in the event of damage to third parties.  In addition, each province in which we operate facilities has enacted environmental legislation with broad and generic goals, as well as water codes and related agencies to regulate the use of water and the disposal of effluents in the water.

Over the last several years CCU Argentina has implemented a complete program for the treatment of its industrial waste, which involves the separation, collection, transportation and reusing of the generated solid waste, in compliance with the Industrial Waste Act (Law N° 25612), as well as wastewater treatment plants. The waste program is part of our constant effort to improve environmental conditions. The main features of our wastewater treatment plants are their production of biogas which is used as boiler fuel, their minimum space requirements and its low electric power consumption. All of CCU’s major operations facilities have been awarded the Certificado de Aptitud Ambiental (Environmental Aptitude Certificate) which is the main document endorsing the company’s environmental management in each provincial state.

Notwithstanding the foregoing, the regulation of matters related to environmental protection is not as well developed in Argentina as in the United States and certain other countries.  Accordingly, we anticipate that additional laws and regulations will be enacted over time with respect to environmental matters.

While we believe that we will continue to be in compliance with all applicable environmental regulations, we cannot assure you that future legislative or regulatory developments will not impose restrictions on us, which could result in material adverse effects on our businesses, results of operations and our financial condition. There are currently no material legal or administrative proceedings pending against us in Argentina with respect to any regulatory matter.  We believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business in Argentina.

ITEM 4A: Unresolved Staff Comments

Not applicable.

ITEM 5: Operating and Financial Review and Prospects

Overview

We are a multi-category branded beverage company operating in Chile, Argentina, Uruguay and, since December 2013, in Paraguay with an extensive wine export business to more than 80 countries. Based on our estimates, we are, by market share based on volume, the largest Chilean brewer, the second-largest brewer in Argentina, the second-largest Chilean soft drink producer, the third largest wine producer in the domestic Chilean market, the second-largest Chilean wine exporter, the largest Chilean bottled water and nectars producer, the largest Chilean pisco producer and distributor and the second-largest Chilean juices producer. We also participate in the home and office bottled water delivery, rum distribution and confectionary industries in Chile. In Uruguay, we participate in the bottled mineral water and carbonated soft drinks industries. In Paraguay, we participate in the soft drinks, water and juices industries and beer distribution. We have licensing and/or distribution agreements with Heineken Brouwerijen B.V., Anheuser-Busch International Inc., Cervecera Austral S.A., Cervecería Modelo S.A. de C.V., PepsiCo Inc., Stokely Van Camp Inc., Pepsi Lipton International Limited, Seven-Up International (a division of The Concentrate Manufacturing Company of Ireland), Schweppes Holdings Limited, Promarca S.A., Arthur Guinness Son & Company (Dublin) Limited and Guinness Overseas Limited, Nestlé S.A., Société des Produits Nestlé S.A., Nestec S.A., Pernod Ricard Chile S.A., Compañía Pisquera Bauzá S.A., Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.

We face certain key challenges and risks associated with our business. These risks include competition within the marketplace, managing operating costs and the integration and expansion of new products.  We currently have approximately 77.5% of the Chilean beer market; however, competitors are investing in this market and launching new products, and therefore, we must concentrate on competitive pricing and marketing strategies to maintain our market share.  Operating costs are subject to variations depending on plant efficiency, product mix and production cycles, and also on US$ commodities prices and the rate of exchange from Chilean pesos to US$ or Euro. Our principal costs include the cost of raw and packaging materials, distribution and marketing costs.  We continue to sell and deliver new products to our customers, including products through new licensing agreements and new products through internal development.

The analysis of our results is based on financial statements prepared in accordance with IFRS as issued by the IASB. The three most recent years are considered in the discussion below.

In 2013, we reached new historical records in sales volumes and Net sales revenues, obtaining consolidated Net sales of CLP1,197,227 million, of which 63.9% was accounted for from the Chile Operating segment, with 29.5% attributable to our beer sales in Chile, 28.6% to our sales of Non-alcoholic beverages in Chile and 5.8% to spirits sales; Rio de la Plata Operating Segment  accounted for 23.6%, with 22.8% attributable to sales by CCU Argentina; 12.7% was accounted for by sales of our Wine Operating Segment, and the remainder is accounted for by sales of other products and/or consolidation eliminations. Our Net sales revenues increased 11.3% over the prior year as we increased sales of existing products and had a higher average price per product.

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

As of December 31, 2010, we had received a material portion of our total estimated losses in payouts under such policies in the amount of CLP21,722 million. In 2011 CCU received the final payment for the losses amounting to CLP21,896 million for a total amount of CLP43,618 million collected from insurance companies. This amount, received in compensation for the losses caused by the February 27, 2010 earthquake, had a CLP13,289 million positive exceptional effect on our 2011 financial results, most of which was recorded in the first quarter ended March 31, 2011 (such results were furnished to the SEC pursuant to a Form 6-K on May 9, 2011).

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

Operating Result is a non-IFRS financial measure, as it is a subtotal in our Consolidated Statement of Income. A non-IFRS financial measure does not have a standardized meaning prescribed by either IFRS or U.S. GAAP. For management purposes, Operating Result is defined as earnings before other gains (losses), net financial expense, equity and income of joint ventures, foreign currency exchange differences, result as per adjustment units and income taxes.

Our management believes that disclosure of Operating Result provides useful information to investors and financial analysts in their review of our operating performance and their comparison of our operating performance to the operating performance of other companies in the beverage industry, but it may not be comparable to similar titled indicators used by other companies. Operating Result is not a substitute for IFRS measures of earnings.

The following table presents the Net sales and Operating Result, and related percentage as a component of Net sales, for each of our segments:

	Year Ended December 31,
	2011		2012		2013
	(in millions of CLP, except percentages)
Net sales
Chile Operating segment	612,462	63.2%	676,529	62.9%	765,196	63.9%
Beer Chile(1)	313,017	32.3%	320,844	29.8%	353,044	29.5%
Non-alcoholic Beverages(2)	248,509	25.6%	292,133	27.2%	342,233	28.6%
Spirits(4)	50,936	5.3%	63,552	5.9%	69,919	5.8%
Rio de la Plata Operating segment	220,903	22.8%	253,826	23.6%	282,435	23.6%
CCU Argentina(1)	220,903	22.8%	250,996	23.3%	272,499	22.8%
Uruguay			2,830	0.3%	9,936	0.8%
Wine Operating segment (3)	138,348	14.3%	149,557	13.9%	152,255	12.7%
Other (5)	-2,162	-0.2%	-4,223	-0.4%	-2,660	-0.2%
Total	969,551	100.0%	1,075,690	100.0%	1,197,227	100.0%
Operating Result(6)
Chile Operating segment	144,477	74.9%	138,221	76.3%	147,367	78.3%
Beer Chile(1)	99,412	51.6%	85,102	47.0%	89,262	47.4%
Non-alcoholic Beverages(2)	38,376	19.9%	45,346	25.0%	51,682	27.5%
Spirits(4)	6,690	3.5%	7,772	4.3%	6,423	3.4%
Rio de la Plata Operating segment	28,817	14.9%	28,057	15.5%	26,693	14.2%
CCU Argentina(1)	28,817	14.9%	28,182	15.6%	27,909	14.8%
Uruguay			-125		-1,216
Wine Operating segment (3)	16,890	8.8%	11,053	6.1%	12,913	6.9%
Other (5)	2,633	1.4%	3,857	2.1%	1,292	0.7%
Total	192,818	100.0%	181,188	100.0%	188,266	100.0%

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

The following is a reconciliation of our gains (losses) from operational activities, the most directly comparable IFRS measure to Operating Result for the years ended December 31, 2009, 2010, 2011, 2012 and 2013, and by operating segment for the years ended December 31, 2011, 2012 and 2013.

	For the Years Ended December 31,

	2009	2010	2011	2012	2013
(millions of CLP)
Gain (losses) from operational activities	134,868	163,236	195,828	176,710	189,225
Add (Subtract):
Results Derivative Contracts	2,845	1,048	-2,459	4,030	-2,390
Marketable Securities to Fair Value	-322	-392	227	-92	108
Other	-9	-1	-778	540	1,324
Exceptional Items (EI)(1)	-	-6,791	-12,905	-	2,989
Operating Result before EI	137,382	157,100	179,913	181,188	191,255
Exceptional Items (EI)(1)	-	6,791	12,905	-	-2,989
Operating Result(2)	137,382	163,891	192,818	181,188	188,266

(1)   2010 EI corresponds to the result of the sale of a land in Perú; 2011 EI corresponds to the earthquake inssurance compensation in Chile and the restructuring charges of cider business in Argentina; 2013 EI corresponds to a restructuring process of the organization which implied the early retirement of managers replaced internally, promotions and the sole and exceptional payments of incentives to the leaving and remaining personnel.

(2) After Exceptional Items

Chile Operating Segment	For the Years Ended December 31,

	2011	2012	2013
(millions of CLP)
Gain (losses) from operational activities	144,492	138,200	147,020
Add (Subtract):
Results Derivative Contracts	-15	27	-5
Marketable Securities to Fair Value	-	-	-
Other	-	-5	352
Exceptional Items (EI)	-6,872	-	780
Operating Result before EI	137,605	138,221	148,147
Exceptional Items (EI)	6,872	-	-780
Operating Result(1)	144,477	138,221	147,367
(1) After Exceptional Items

Rio de la Plata Operating Segment	For the Years Ended December 31,

	2011	2012	2013
(millions of CLP)
Gain (losses) from operational activities	28,817	28,057	26,693
Add (Subtract):
Results Derivative Contracts	-	-	-
Marketable Securities to Fair Value	-	-	-
Other	-	-	-
Exceptional Items (EI)	384	-	543
Operating Result before EI	29,201	28,057	27,236
Exceptional Items (EI)	-384	-	-543
Operating Result(1)	28,817	28,057	26,693
(1) After Exceptional Items

Wine Operating Segment	For the Years Ended December 31,

	2011	2012	2013
(millions of CLP)
Gain (losses) from operational activities	17,862	11,617	13,246
Add (Subtract):
Results Derivative Contracts	-195	-501	-333
Marketable Securities to Fair Value	-	-	-
Other	-778	-63	-
Exceptional Items (EI)	-6,467	-	276
Operating Result before EI	10,422	11,053	13,189
Exceptional Items (EI)	6,467	-	-276
Operating Result(1)	16,890	11,053	12,913
(1) After Exceptional Items

Other Operating Segment	For the Years Ended December 31,

	2011	2012	2013
(millions of CLP)
Gain (losses) from operational activities	4,656	- 1,164	2,265
Add (Subtract):	-	-	-
Results Derivative Contracts	-2,249	4,504	-2,052
Marketable Securities to Fair Value	227	-92	108
Other	0	608	971
Exceptional Items (EI)	50	-	1,390
Operating Result before EI	2,685	3,857	2,683
Exceptional Items (EI)	-50	-	-1,390
Operating Result(1)	2,634	3,857	1,293
(1) After Exceptional Items

The following table presents our Income statement in millions of pesos and as a percentage of Net sales:

	Year Ended December 31,
	2011		2012		2013
	(millions of CLP, except percentages)
Net sales	969,551	100.0%	1,075,690	100.0%	1,197,227	100.0%
Cost of sales	-447,862	46.2%	-493,087	45.8%	-536,697	44.8%
Gross margin	521,689	53.8%	582,603	54.2%	660,530	55.2%
Other operating income/(expenses)	20,136	2.1%	3,828	0.4%	4,249	0.4%
MSD&A	-349,007	36.0%	-405,243	37.7%	-473,524	39.6%
Operating Result(1)	192,818	19.9%	181,188	16.8%	188,266	15.7%
Net financing expenses	-7,324	0.8%	-9,362	0.9%	-15,830	1.3%
Results as per adjustment units	-6,728	0.7%	-5,058	0.5%	-1,802	0.2%
Exchange rate differences	-1,079	0.1%	-1,003	0.1%	-4,292	0.4%
Equity and income from joint ventures	-698	0.1%	-177	0.0%	309	0.0%
Other gains/(losses)	3,010	0.3%	-4,478	0.4%	959	0.1%
Income before taxes	179,998	18.6%	161,110	15.0%	167,609	14.0%
Income taxes	-45,196	4.7%	-37,133	3.5%	-34,705	2.9%
Net income for the year	134,802	13.9%	123,977	11.5%	132,905	11.1%
Attributable to:
Equity Holders of Parent Company	122,752	12.7%	114,433	10.6%	123,036	10.3%
Non controlling interest	12,051	1.2%	9,544	0.9%	9,869	0.8%

(1) Defined, for management purposes, as earnings before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes.

FISCAL YEAR ENDED DECEMBER 31, 2013 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2012

The major occurrences of the twelve months ended December 31, 2013 were: (a) significant pressure increasing our expenses, which we were able to partially offset by increasing prices while protecting our market shares with commercial efforts and our innovative strategy, and (b) the strong and consistent growth of sales of our non-alcoholic beverages.

Net sales

Our Net sales were CLP1,197,227 million in 2013 compared to CLP1,075,690 million in 2012, representing an 11.3% increase, primarily due to higher sales volumes coupled with higher per unit prices on average.

The Net sales performance of our main operating segments during 2013 is described below:

Chile: Net sales increased 13.1% to CLP765,196 million as a result of 12.4% higher sales volume coupled with 0.6% higher average prices.

Beer Chile: Net sales of beer in Chile increased 10.0% to CLP353,044 million in 2013, from CLP320,844 million in 2012. Such increase resulted primarily from higher prices (8.0% average increase in unit prices) coupled with a 1.9% increase in sales volume.

Non-alcoholic beverages: Net sales of non-alcoholic beverages increased 17.1% to CLP342,233 million in 2013, from CLP292,133 million in 2012. This increase in sales was due to a 19.8% increase in sales volume partially offset by an average decrease of 2.2% in unit prices. The higher sales volume was a result of increases of 10.0%; 23.1% and 44.7% in carbonated soft drinks, nectars and water volumes, respectively, as a result of increased per capita consumption, and a higher consolidated market share.

Spirits: Net sales of spirits increased 10.0% to CLP69,919 million in 2013, from CLP63,552 million in 2012. This increase in sales was due to a 3.6% increase in sales volume and 6.2% increase in per unit sold price due to a sales mix which included more premium beverages.

Río de la Plata: Net sales increased 11.3% to CLP282,435 million as a result of 5.9% higher sales volume coupled with 5.1% higher average prices.

CCU Argentina: Net sales of CCU Argentina increased 8.6% to CLP272,499 million in 2013, from CLP250,996 million in 2012. This increase was due to 11.5% higher average unit price, measured in Chilean pesos, partially offset by a 2.6% volume decrease. Higher per unit prices were primarily as a result of price increases implemented at the end of 2013, as well as a higher percentage of premium products in our sales mix.

Uruguay: Net sales for the Uruguay operation were CLP9,936 million during 2013, due to 615 thousand hectoliters in sales volumes and a per unit price of CLP16,149 per hectoliter.

Wine: Net sales of wine increased 1.8% to CLP152,255 million in 2013, from CLP149,557 million in 2012. The increase in sales was due to a 1.9% average increase in unit prices partially compensated by a 0.1% decrease in sales volume. The 1.7% accumulated yearly average Chilean peso depreciation against the US dollar positively influenced our exports.

Cost of sales

The cost of sales consists primarily of the cost of raw materials, packaging, labor costs for production, personnel, depreciation of assets related to production, depreciation of returnable packaging, license fees, bottle breakage and costs of operating and maintaining plants and equipment. Our Cost of sales in 2013 was CLP536,697 million compared to CLP493,087 million in 2012, an increase of 8.8%. However, as a percentage of Net sales, Cost of sales decreased to 44.8% in 2013 from 45.8% in 2012.

Our cost of sales for our main Operating Segment during 2013 is described below:

Chile: The cost of sales for our Chilean operation increased 11.3% to CLP343,230 million in 2013, from CLP308,359 million in 2012, primarily due to higher volumes and lower cost per unit in non-alcoholics as a percentage of Net sales. Cost of sales as a percentage of Net sales decreased to 44.9% in 2013 from 45.6% in 2012 despite of the strong Chilean Peso devaluation in the last quarter of the year.

Beer Chile: The cost of sales for our Chilean beer increased 9.8% to CLP143,382 million in 2013, from CLP130,587 million in 2012, primarily due to an increase in direct costs of CLP8,624 million as a consequence of higher one-way packaging costs due to changes in our sales mix, which has a greater cost of sales than our average product. Cost of sales as a percentage of Net sales decreased to 40.6% in 2013 from 40.7% in 2012, because the 8.0% average increase in sales prices was offset by the increase in cost of sales.

Non-alcoholic beverages: The cost of sales for our non-alcoholic beverage increased 12.5% to CLP156,250 million in 2013, from CLP138,906 million in 2012, primarily due to higher direct costs of CLP13,977 million due to higher sales volumes. Cost of sales as a percentage of Net sales decreased from 47.5% in 2012 to 45.7% in 2013, as a consecuence of lower raw material cost per unit and decreased energy costs which compensated for the lower sales prices.

Spirits:  The cost of sales for our Spirits increased 12.2% to CLP43,598 million in 2013, from CLP38,865 million in 2012 due to higher direct costs of CLP4,383 million and higher production costs of CLP350 million, mainly due to higher sales volumes coupled with higher costs of pisco grapes. Cost of sales as a percentage of Net sales increased from 61.2% in 2012 to 62.4% in 2013 as our price increases did not compensate for the increase in cost of sales.

Rio de la Plata: Cost of sales increased 13.2% to CLP113,265 million in 2013, from CLP100,033 million in 2012 due mainly to the CCU Argentina operation. Cost of sales as a percentage of Net sales increased to 40.1% in 2013 from 39.4% in 2012.

CCU Argentina:  The cost of sales for our Argentine operation increased 7.5% to CLP105,082 million in 2013, from CLP97,711 million in 2012, mainly due to higher production costs of CLP7,587 million, such as bottle depreciation, personnel and maintenance costs. Cost of sales as a percentage of Net sales decreased from 38.9% in 2012 to 38.6% in 2013 because our average sales prices increased at a higher rate than our cost of sales.

Uruguay: The cost of sales for the Uruguay operation were CLP 8,183 million, due to CLP5,252 million in direct costs, and CLP2,931 million in production costs in 2013.

Wine: The cost of sales for our Wine segment decreased 2.9% to CLP92,864 million in 2013, from CLP95,635 million in 2012, primarily due to lower direct costs, which account for a CLP4,661 million decrease, related to a lower price for grapes due to a better harvest. Therefore, cost of sales as a percentage of Net sales decreased from 63.9% in 2012 to 61.0% in 2013.

Gross margin

Gross margin increased 13.4% to CLP660,530 million in 2013, from CLP582,603 million in 2012. As a percentage of Net sales, gross profit increased to 55.2% in 2013 from 54.2% in 2012 due to lower average unit costs of raw materials and higher sales prices.

Marketing and selling, distribution and administrative expenses

The Marketing and Selling, Distribution and Administrative expenses (“MSD&A”) primarily include advertising and promotional expenses, maintenance, distribution costs such as product transportation costs, services provided by third parties and other administrative expenses. Our MSD&A increased 16.8% to CLP473,524 million in 2013, from CLP405,243 million in 2012. As a percentage of Net sales, our MSD&A increased to 39.6% in 2013 from 37.7% in 2012.

The MSD&A performance of our main operating segments during the twelve months ended December 31, 2013 is described below:

Chile: The MSD&A of our Chilean operation increased 18.8% to CLP275,203 million in 2013, from CLP231,696 million in 2012. The increase in MSD&A was primarily attributable to higher distribution costs of CLP 29,796 million due mainly to higher volumes and higher real salaries caused by low unemployment in Chile. As a percentage of Net sales, MSD&A increased to 36.0% in 2013 from 34.2% in 2012.

Beer Chile: The MSD&A of our Chilean beer increased 14.5% to CLP120,814 million in 2013, from CLP105,513 million in 2012. The increase in MSD&A was primarily attributable to higher distribution costs of CLP10,033 million due to higher volumes and higher real salaries caused by low unemployment conditions in Chile and increased marketing expenses of CLP2,695 million to support a new innovation strategy and several new product launches. As a percentage of Net sales, MSD&A increased to 34.2% in 2013 from 32.9% in 2012.

Non-alcoholic beverages:  The MSD&A of our Non-Alcoholic Beverage increased 24.9% to CLP134,488 million in 2013, from CLP107,667 million in 2012. This increase was primarily due to higher distribution costs of CLP18,408 million due to higher volumes and higher real salaries caused by low unemployment conditions in Chile, and to a lesser extent higher marketing expenses of CLP2,888 million to support our current brand portfolio. As a percentage of Net sales, our MSD&A for this business increased to 39.3% in 2013 from 36.9% in 2012.

Spirits: The MSD&A of our spirits increased 7.5% to CLP19,901 million in 2013, from CLP18,516 million in 2012. This increase in MSD&A was primarily due to higher distribution costs of CLP1,355 million. As a percentage of Net sales, our MSD&A for this business decreased to 28.5% in 2013 from 29.1% in 2012.

Río de la Plata: The MSD&A of our Rio de la Plata segment increased 13.4% to CLP142,972 million in 2013, from CLP126,049 million in 2012 due mainly to the CCU Argentina business.  As a percentage of Net sales, our MSD&A increased to 50.6% in 2013 from 49.7% in 2012.

CCU Argentina: The MSD&A of our Argentine operation increased 11.7% to CLP140,066 million in 2013, from CLP125,400 million in 2012. The increase in MSD&A was primarily due to higher selling expenses of CLP12,633 million and higher distribution costs of CLP8,565 million, all related mainly to inflationary pressures. As a percentage of Net sales, our MSD&A increased to 51.4% in 2013 from 50.0% in 2012.

Uruguay: The MSD&A of our Uruguay operation were CLP2,906 million in 2013, as administrative, distribution and sales expenses were CLP1,071, CLP 912 and CLP923 million respectively.

Wine: The MSD&A of our wine segment increased 6.6% to CLP46,036 million in 2013, from CLP 43,175 million in 2012. This increase in MSD&A was primarily related to higher marketing expenses of CLP1,162 million and higher distribution costs of CLP983 million due to higher real salaries caused by low unemployment in Chile. As a percentage of Net sales, our MSD&A for this segment increased to 30.2% in 2013 from 28.9% in 2012.

Other operating income/(expenses) and exceptional items

Other operating income/(expenses) increased in 2013 resulting in a net income of CLP4,249 million in 2013, as compared to a net income of CLP3,828 million in 2012.

During 2013, CCU recorded the effect of CLP2,989 million as exceptional items associated with a restructuring process of the organization which implied the early retirement of managers replaced internally, promotions and the sole and exceptional payments of incentives to the leaving and remaining personnel.

Operating result

Operating result is defined, for management purposes, as earnings before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes.

The Operating result increased 3.9% to CLP188,266 million in 2013, as compared to CLP181,188 million in 2012. As a percentage of Net sales, our operating result decreased from 16.8% in 2012 to 15.7% in 2013.

The Operating result performance of our main operating segments during the twelve months ended December 31, 2013 is described below:

Chile: The operating result increased 6.6% to CLP147,367 million due to 13.1% higher Net sales partially compensated by 11.3% higher cost of sales and 18.8% higher MSD&A expenses. The Operating result margin decreased from 20.4% to 19.3%.

Beer Chile:  The operating result increased 4.9% to CLP89,262 million in 2013, from CLP85,102 million in 2012. As a percentage of Net sales, our operating result margin for this business decreased from 26.5% in 2012 to 25.3% in 2013.

Non-alcoholic beverages: The operating result increased 14.0% to CLP51,682 million in 2013, from CLP45,346 million in 2012. As a percentage of Net sales, our operating result margin for this business decreased from 15.5% in 2012 to 15.1% in 2013.

Spirits: The operating result decreased 17.4% to CLP6,423 million in 2013, from CLP7,772 million in 2012. As a percentage of Net sales, our operating result margin for this business decreased from 12.2% in 2012 to 9.2% in 2013.

Río de la Plata: The operating result decreased 4.9% to CLP26,693 million due to a 13.2% increase in cost of sales and 13.4% higher MSD&A expenses partially offset by 11.3% higher Net sales. The Operating result margin decreased from 11.1% to 9.5%.

CCU Argentina: The operating result decreased 1.0% to CLP27,909 million in 2013, from CLP28,182 million in 2012. The results were affected by the devaluation of the Argentinan peso versus the Chilean peso. As a percentage of Net sales, our operating result margin for this business decreased from 11.2% in 2012 to 10.2% in 2013.

Uruguay: The operating result of the Uruguay operation was a loss of CLP1,216 million in 2013.

Wine: The operating result increased 16.8% to CLP12,913 million in 2013, from CLP11,053 million in 2012 due to a 2.9% decrease in cost of sales and a 1.8% increase in Net sales partially offset by a 6.6% increase in MSD&A expenses. As a percentage of Net sales, our operating result margin increased from 7.4% in 2012 to 8.5% in 2013.

Net financing expenses

Net financing expenses increased 69.1% to a loss of CLP 5,830 million in 2013 as compared to a loss of CLP9,362 million in 2012. This change was primarily due to higher debt in Argentina at ARS nominal interest rates, taken to renew the proprietary bottle park, partially offset by higher financial incomes from the current cash and cash equivalent in 2013 compared to 2012.

Equity and income from joint ventures

CCU has 50% participation in both Cervecería Austral S.A. and Foods Compañía de Alimentos CCU S.A. The share of the gain/loss in the referred companies increased 274.3% to a gain of CLP309 million in 2013, from a loss of CLP177 million in 2012.

Result as per adjustment units and exchange rate differences

The adjustment applied to our net liabilities due to Chilean inflation and foreign exchange fluctuations resulted in a net loss of CLP6,094 million in 2013, as compared to a net loss of CLP6,061 million in 2012. This variation is primarily due to higher foreign currency exchange differences partially offset by a better result as per adjustement units due a lower change in the UF value.

Other gains (losses)

Other gains (losses) increased from a net loss of CLP4,478 million in 2012 to a net gain of CLP959 million in 2013. The change resulted from gains related to hedges covering foreign exchange variations on taxes.

Income taxes

Income taxes for the twelve months ended December 31, 2013 amounted to CLP34,705 million, translating into an effective consolidated tax rate of 20.7%. Income taxes in 2012 amounted to CLP37,133 million, translating into an effective consolidated tax rate of 23.1%. Income tax decreased by CLP2,428 million mostly due to a one-time positive effect of CLP2,510 million tax provision reversals related to deposits for returns of bottles and containers.

Net income for the year

Net income for the twelve months ended December 31, 2013 increased 7.2% to CLP132,905 million in 2013 from CLP123,977 million in 2012, primarily as a result of a 3.9% operating result increase and lower income taxes.

Net income attributable to equity holders of parent company

Net income attributable to equity holders of our parent company increased 7.5% from CLP114,433 million in 2012 to CLP123,036 million in 2013 for the reasons explained in the preceding paragraphs.

Non-controlling interests

Non-controlling interests increased from CLP9,544 million in 2012 to CLP9,869 million in 2013. This increase was primarily due to higher results in Aguas CCU Nestlé, partially offset by a higher stake in Viña San Pedro Tarapacá S.A.

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

Chile: Net sales increased 10.5% to CLP 676,528.8 million as a result of 9.9% higher sales volume coupled with 0.5% higher average prices.

Beer Chile:  Our Net sales of beer in Chile increased 2.5% to CLP320,844 million in 2012, from CLP 313,017 million in 2011.  Such increase resulted primarily from a 1.3% average increase in unit prices and a 1.1% increase in sales volume.  Higher sales volumes were primarily a result of the acceleration of domestic private consumption per capita to 40 liters, as well as our effective sales execution. Price increases were necessary to restore our margins.

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

Spirits:  Our Net sales of spirits increased 24.8% to CLP63,552 million in 2012, from CLP50,936 million in 2011. This increase in sales was due to a 15.7% increase in sales volume and an 8.6% increase in per unit sold price due to a sales mix that included more premium beverages. As of July 1, 2011 we began distributing the Pernod Ricard brands through traditional channels in Chile.

Rio de la Plata: Net sales increased 13.6% to CLP 250,996 million due to  28.6% higher average prices, partially offset by 1.6% lower sales volumes.

CCU Argentina:  Net sales of CCU Argentina increased 13.6% to CLP250,996 million in 2012, from CLP220,903 million in 2011.  This increase was due to a 28.6% higher average unit prices, measured in Chilean pesos, partially offset by a 1.6% volume decrease. Higher per unit prices were primarily a result of price increases implemented during 2012, as well as a higher percentage of premium products in our sales mix.

Uruguay: Net sales of the Uruguay operation for the period in 2012 after our acquisition thereof (the four months ended December 31, 2012) were CLP 2,830 million, due to 211 thousands hectoliters in sales volumes, and a per unit price of CLP 13,403 per hectoliter.

Wine: Our Net sales of wine increased 8.1% to CLP149,557 million in 2012, from CLP138,348 million in 2011.  The increase in sales was due to a 5.3% increase in sales volume and a 3.3% average increase in unit prices.  Despite the appreciation of the Chilean peso in comparison to the currencies of the exports’ destination countries, unit prices of Chilean exports, expressed in Chilean pesos, were 0.9% higher on average than in 2011.

Cost of sales

Our Cost of sales in 2012 was CLP493,087 million compared to CLP447,862 million in 2011, a 10.1% increase from 2011.  However, as a percentage of Net sales, Cost of sales decreased to 45.8% in 2012 from 46.2% in 2011. Our Cost of sales for our main operating segments during 2012 is described below:

Chile: The cost of sales for our Chilean operation increased 12.0% to CLP 308,358 million in the twelve months ended December 31, 2012, from CLP 275,282 million in the twelve months ended December 31, 2011, primarily due to an increase in direct costs of CLP 25,812. Cost of sales as a percentage of Net sales increased to 45.6% in the twelve months ended December 31, 2012 from 44.9% in the twelve months ended December 31, 2011.

Beer Chile:  The Cost of sales for our Chilean beer increased 6.7% to CLP 130,587 million in 2012, from CLP 122,417 million in 2011, primarily due to an increase in raw material costs of CLP 5,733 million of higher one-way packaging costs related to changes in our sales mix, which has a greater than average cost of sales, as well as, higher depreciation costs of CLP 2,862 million. Consequently, Cost of sales as a percentage of Net sales increased to 40.7% in 2012 from 39.1% in 2011 because the 1.3% average increase of sales prices was more than offset by the increase in cost of sales.

Non-alcoholic beverages:  The Cost of sales for our non-alcoholic beverage increased 12.3% to CLP 138,906 million in 2012, from CLP 123,713 million in 2011 mainly due to higher sales volumes of 16.5% from 6,990,455 hectoliters to 8,146,929 hectoliters, partially offset by a 3.7% decrease in unit cost of sales from CLP 17,697 per hectoliter to CLP 17,050 per hectoliter.  Consequently, cost of sales as a percentage of Net sales decreased from 49.8% in 2011 to 47.5% in 2012 primarily because our sales prices increased 2.0%.

Spirits:  The Cost of sales for our spirits increased 33.3% to CLP 38,865 million in 2012, from CLP 29,153 million in 2011, primarily due to higher production costs, which increased by CLP 9,010 million, mainly as a result of higher distribution costs for our new Pernod Ricard products. Consequently, Cost of sales as a percentage of Net sales increased from 57.2% in 2011 to 61.2% in 2012, primarily as a result of the 8.6% average increase in sales prices, which was partially offset by the increase in cost of sales.

Rio de la Plata: Cost of sales increased 9.6% to CLP 100,033 million in the twelve months ended December 31, 2012, from CLP 91,237 million in the twelve months ended December 31, 2011 due mainly to the CCU Argentina operation. Cost of sales as a percentage of Net sales decreased to 39.4% in the twelve months ended December 31, 2012 from 41.3% in the twelve months ended December 31, 2011.

CCU Argentina:  The Cost of sales for our Argentine increased 7.1% to CLP 97,711 million in 2012, from CLP 91,237 million in 2011, primarily due to higher production costs, which increased by CLP 4,581 million compared to 2011, mainly as a result of higher personnel cost of CLP 3,493 million as a consequence of higher salaries due to inflationary pressures, as well as higher raw material costs of CLP 1,893 million. However, Cost of sales, as a percentage of Net sales decreased from 41.3% in 2011 to 38.9% in 2012 because our sales prices increased an average of 28.6%, which was higher than the increase in cost of sales.

Uruguay: The cost of sales for the Uruguay operation were CLP 2,321 million, due to CLP 1,535 million in direct costs, and CLP 786 million in production costs, for the period in 2012 after our acquisition thereof (the four months ended December 31, 2012).

Wine: The Cost of sales for our wine segment increased 6.4% to CLP 95,635 million in 2012, from CLP89,850 million in 2011, mainly due to higher raw material costs of CLP 5,973 million primarily caused by a higher price for grapes.  Cost of sales, as a percentage of Net sales, decreased from 64.9% in 2011 to 63.9% in 2012 because the 3.3% average increase in sales prices was more than offset by the increase in cost of sales.

Gross margin

Our Gross margin increased 11.7% to CLP582,603 million in 2012, from CLP521,689 million in 2011.  This increase was due to an increase in our sales above the increase in Cost of sales.  As a percentage of Net sales, Gross margin increased to 54.2% in 2012 from 53.8% in 2011.

Marketing and Selling, Distribution and Administrative Expenses

Our MSD&A increased 16.1% to CLP 405,243 million in 2012, from CLP 349,007 million in 2011.  As a percentage of Net sales, our MSD&A increased to 37.7% in 2012 from 36.0% in 2011. The MSD&A performance of each operating segment during 2012 is described below:

Chile: The MSD&A of our Chilean operation increased 15.0% to CLP 231,696 million in the twelve months ended December 31, 2012, from CLP 201,485 million in the twelve months ended December 31, 2011. The increase in MSD&A was primarily attributable to higher distribution costs of CLP 22,093 and marketing expenses of CLP 5,451 million. As a percentage of Net sales, MSD&A increased to 34.2% in the twelve months ended December 31, 2012 from 32.9% in the twelve months ended December 31, 2011.

Beer Chile:  The MSD&A of our Chilean beer increased 8.6% to CLP 105,513 million in 2012, from CLP 97,196 million in 2011.  The increase in MSD&A was primarily attributable to higher distribution costs of CLP 5,938 million, primarily due to higher real salaries caused by improving employment conditions in Chile, and a CLP 2,612 million increase in marketing expenses to support new product arrivals.  As a percentage of Net sales, our MSD&A increased to 32.9% in 2012 from 31.1% in 2011, as higher Net sales did not compensate for the increase in MSD&A.

Non-alcoholic beverages:  The MSD&A of our Non-alcoholic beverage increased 21.4% to CLP 107,667 million in 2012, from CLP 88,698 million in 2011. This increase was primarily due to higher distribution costs of CLP 15,015 million due to higher sales volumes and higher wages caused by increased competition for low-skilled labor and to a lesser extent higher marketing expenses of CLP 2,131 million to support our brand portfolio with advertising and publicity.  As a percentage of Net sales, our MSD&A for this business increased to 36.9% in 2012 from 35.7% in 2011, as higher Net sales did not compensate for the increase in MSD&A.

Spirits:  The MSD&A of our spirits increased 18.8% to CLP 18,516 million in 2012, from CLP 15,592 million in 2011.  This increase in MSD&A was primarily due to higher distribution costs of CLP 1,140 million and an increase in other expenses related to higher sales, such as higher marketing costs of CLP 708 million and higher selling costs of CLP 662 million. As a percentage of Net sales, our MSD&A for this business decreased to 29.1% in 2012 from 30.6% in 2011 as higher Net sales compensated for the increase in MSD&A.

Rio de la Plata: The MSD&A of our Rio de la Plata operation increased 24.9% to CLP 125,400 million in the twelve months ended December 31, 2012, from CLP 100,413 million in the twelve months ended December 31, 2011 due mainly to the CCU Argentina operation.  As a percentage of Net sales, our MSD&A increased to 50.0% in the twelve months ended December 31, 2012 from 45.5% in the twelve months ended December 31, 2011.

CCU Argentina:  The MSD&A of our Argentine increased 24.9% to CLP 125,400 million in 2012, from CLP 100,413 million in 2011. The increase in MSD&A was primarily due to higher distribution costs of CLP 15,268 million, higher marketing expenses of CLP 2,701 million, higher selling commissions of CLP 1,503 million, higher personnel expenses of CLP 1,698 million, higher revenue tax of CLP 2,191 million and higher other third parties services for CLP 1,014 million, all related to inflationary pressures.  As a percentage of Net sales, our MSD&A increased to 50.0% in 2012 from 45.5% in 2011 as higher Net sales did not compensate for the increase in MSD&A.

Uruguay: The MSD&A of our Uruguay operation were CLP 649 million for the period in 2012 after our acquisition thereof (the four months ended December 31, 2012), as administrative, distribution and sales expenses were CLP 298, CLP 85, CLP 267 million respectively.

Wine: The MSD&A of our wine segment increased 7.3% to CLP 43,175 million in 2012, from CLP 40,242 million in 2011.  This increase in MSD&A was primarily related to higher distribution costs of CLP 840 million and higher marketing expenses of CLP 1,443 million, caused by an increase in support for our brand portfolio with advertising and publicity. As a percentage of Net sales, our MSD&A for this segment decreased slightly to 28.9% in 2012 from 29.1% in 2011 as higher Net sales compensated for the increase in MSD&A.

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

Operating Result

Our Operating Result decreased 6.0% to CLP 181,188 million in 2012, as compared to CLP192,818 million in 2011, including the described exceptional profit arising from insurance claims related to the February 27, 2010 earthquake and the severance to the cider business. As a percentage of Net sales, Operating Result decreased from 19.9% in 2011 to 16.8% in 2012. The Operating Result performance of each of our operating segments during 2012 is described below:

Chile: The operating result for the Chile operation decreased 4.3% to CLP 138,221 million due to 15.0% higher MSD&A expenses and 12.0% higher cost of sales partially offset by a 10.5% increase in Net sales. The Operating result margin decreased from 23.6% to 20.4%.

Beer Chile:  Operating Result from Chilean beer decreased 14.4% to CLP 85,102 million in 2012, from CLP 99,412 million in 2011.  Our Operating Result margin for this business decreased from 31.8% in 2011 to 26.5%.

Non-alcoholic beverages:  Operating Result from non-alcoholic beverage increased 18.2% to CLP 45,346 million in 2012, from CLP 37,140 million in 2011. Our Operating Result margin for this business increased from 15.4% in 2011 to 15.5% in 2012.

Spirits:  Operating Result from spirits increased 16.2% to CLP 7,772 million in 2012, from CLP 6,690 million in 2011. Our Operating Result margin for this business decreased from 13.1% in 2011 to 12.2% in 2012.

Rio de la Plata: The operating result for the Río de la Plata operation decreased 2.6% to CLP 28,057 million due to 25.5% higher MSD&A expenses and 9.6% higher Cost of Sales partially offset by 14.9% higher Net sales. The Operating result margin decreased from 13.0% to 11.1%.

CCU Argentina:  Operating Result decreased 2.2% to CLP28,182 million in 2012, from CLP28,817 million in 2011.  The results of this business were affected by the fluctuation of the Chilean peso in comparison the Argentine peso. The Operating Result margin decreased from 13.0% in 2011 to 11.2% in 2012.

Uruguay: The operating result of the Uruguay operation was negative CLP 125 million for the period in 2012 after our acquisition thereof (the four months ended December 31, 2012).

Wine: Operating Result from our wine segment decreased 34.6% to CLP11,053 million in 2012, from CLP16,890 million in 2011.  The Operating Result margin for this segment decreased from 12.2% in 2011 to 7.4% in 2012.

Net Financing Expenses

Our net financing expenses increased 27.8% to CLP 9,362 million in 2012 as compared to CLP7,324 million in 2011.  This increase was primarily due to a higher level of net financial debt in 2012.

Equity and income from joint ventures

CCU has 50% participation in each of the following companies: Cervecería Austral S.A., Foods and Viña Valles de Chile S.A. (The share of profits of Viñas Valles de Chile S.A. takes into account only the first eleven months of 2011. As of December 2011, Viñas Valles de Chile S.A. consolidates under the “Wines” segment after the split of its two principal components: Tabalí and Leyda; the latter of which remained in VSPT. See “Item4: Information on the Company − Business Overview − Operating Segments Information – Wine Operating Segment – Overview.”). The share of the profit in the referred companies decreased 74.6% to CLP177 million in 2012, from CLP698 million in 2011. This decrease was due to the changes in the scope of consolidation with the adoption of IFRS11.

Result as per adjustment units and Exchange rate differences

The adjustment applied to our net liabilities due to Chilean inflation and foreign exchange fluctuations resulted in a net loss of CLP5,058 million in 2012, as compared to a net loss of CLP6,728 million in 2011. These results are due to the greater change in the UF (The Unidad de Fomento is a monetary unit expressed in Chilean pesos, whose value is indexed to Chilean inflation ) value for the year as of December 2012 of 3.9% compared to the same period of 2011 of 2.4%, which increased the negative impact on our net UF denominated liabilities.

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

Liquidity and Capital Resources

Our principal source of liquidity has been cash generated by our operating activities, which amounted to CLP167,729 million, CLP138,845 million and CLP194,155 million during the last three years, respectively.

Our cash flow from operations and working capital are our primary sources to meet both our short-term and long-term obligations. In the opinion of our management, they are sufficient for those purposes.

The principal component of cash flows generated by operating activities in 2013 were amounts collected from clients net of payments to suppliers of CLP513,398 million compared to CLP464,640 million in 2012 and CLP427,187 million in 2011.

Due to the damage caused by the earthquake of February 27, 2010, during 2011 and 2010 the Company received from its insurance company a total cash compensation of CLP43,618 million. Of this amount, CLP21,896 million was received in 2011, of which CLP 15,507 million was reflected in cash flows from operating activities and the remaining CLP6,389 million was reflected in cash flows from investing activities.

In 2013, our cash flows from financing activities totalled inflows of CLP251,622 million compared to outflows of CLP80,167 million in 2012 and outflows of CLP65,238 million in 2011. The principal components of cash flows used in financing activities consisted of dividends paid of CLP63,681 million (CLP66,117 million in 2012 and CLP62,793 million in 2011), payments for changes in ownership interest in subsidiaries of CLP5,627 million (CLP 12,522 million in 2012) and repayment of bank borrowings of CLP22,343 million (CLP62,425 million and CLP6,025 million in 2011), partially offset by proceeds from short-term borrowings of CLP12,040 million (CLP28,551 million in 2012 and CLP17,963 million in 2011), and the proceeds from long-term borrowings were CLP10,853 million in 2013 (CLP37,607 million in 2012 and CLP6,680 million in 2011). Additionally, we received a net amount of CLP326,663 million from our 2013 capital increase.

In 2013, our cash used in investment activities totalled CLP136,918 million compared to CLP134,340 million in 2012 and CLP76,240 million in 2011. The principal components of cash used in investment activities in 2013 consisted of capital expenditures of CLP122,451 million (CLP115,768 million in 2012 and CLP75,527 million in 2011) and payments made to obtain control of subsidiaries or other businesses of CLP14,566 million (CLP19,522 million in 2012 and CLP3,257 million in 2011), partially offset by the proceeds from sale of assets of CLP1,741 million (CLP3,195 million in 2012 and CLP932 million in 2011).

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

As of December 31, 2013, we had CLP313,647 million (CLP54,996 million in 2012 and CLP124,229 million in 2011) in cash, time deposits and marketable securities, which does not include CLP95,206 million (CLP47,341 million in 2012 and CLP53,837 million in 2011) corresponding to readjustable promissory notes issued by the Central Bank and purchased under resale agreements. Indebtedness, including accrued interest, amounted to CLP250,936 million as of December 31, 2013. Short-term indebtedness included:

• CLP33,193 million of short-term bank borrowings

• CLP74,432 million of bonds payable

• CLP612 million of financial lease obligations

As of December 31, 2013, long-term indebtedness, excluding the current portion, comprised:

• CLP47,778 million of long-term obligations to banks,

• CLP78,600 million of long-term obligations to the public represented by bonds, and

• CLP16,320 million of long-term financial lease obligations.

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

As mentioned above, during the last quarter of 2009 we repaid a syndicated loan of US$100 million which had been converted into a fixed-rate UF loan through a cross-currency swap. Additionally, during March 2014 we paid all outstanding amounts under the “I” Series bonds.

As of December 31, 2013, some of our outstanding debt instruments required that we maintain certain financial ratios. The most significant covenants required us to maintain a consolidated interest coverage ratio of Adjusted EBITDA (as calculated by CCU in accordance with particular debt instruments in order to measure such instruments’ financial covenants) to interest expenses equal to or higher than 3.00 to 1.00; to maintain a consolidated leverage ratio (the ratio of adjusted liabilities to adjusted equity) equal to or lower than 1.50 to 1.00 in CCU, 1.20 to 1.00 in VSPT and 2.00 to 1.00 in CPCh; a minimum consolidated equity of CLP312,516.75 million, of CLP83,337.8 million in VSPT and of UF770 thousand (CLP17,948 million as of Dec 31, 2013) in CPCh; and a maximum indebtedness ratio of less than 3.00 to 1:00 from financial liabilities (bank loans, notes, and leasing obligations) to Adjusted EBITDA. Furthermore, we were required to maintain a ratio of our unpledged assets over our unsecured liabilities of at least 1.2. The definition of, and calculation mechanics for, all covenants were established when we first entered into these debt instruments, and were based on Chilean GAAP, which are no longer in use since the Company adopted IFRS, as issued by the IASB. For that reason, the Company in 2010 adapted, with the consent of its creditors, these requirements to the new accounting standards and principles.

At December 31, 2013, we met all our financial debt covenants and had a consolidated interest coverage ratio of 10.48 to 1, a consolidated leverage ratio of 0.54 to 1. The consolidated adjusted equity attributable to equity holders of the parent company as of December 31, 2013 was CLP1,026,915 million. Our ratio of unpledged assets over unsecured liabilities was 2.85.

None of our indebtedness, or that of our subsidiaries, contains any term that restricts our ability to pay dividends other than the requirement to maintain a minimum consolidated equity.

The following table summarizes debt obligations held by us as of December 31, 2013. The table presents principal payment obligations in millions of Chilean pesos by interest rate structure, financial instrument and currency, with their respective maturity dates and related weighted-average interest rates:

Interest - Bearing Debts as of December 31, 2013 - Cash
(millions of Ch$, except percentages)

		Contractual Maturity Date
Fixed Rate		Averge Int.Rate	2014	2015	2016	2017	2018	Thereafter	TOTAL
Ch$ (UF) (1)	Bonds	3.7%	77,505	6,222	6,222	6,222	6,222	81,316	183,708
Ch$ (UF) (1)	Banks	7.0%	4,478	2,818	2,818	18,573	1,423	28,495	58,605
US$	Banks	1.2%	5,319	73	73	0	0	0	5,465
EUR	Banks	0.8%	4,671	0	0	0	0	0	4,671
Argentine pesos	Banks	17.5%	24,655	9,132	3,407	2,623	2,233	1,799	43,849
Uruguayan pesos	Banks	1.8%	1,447	0	0	0	0	0	1,447

TOTAL			118,075	18,246	12,520	27,418	9,878	111,610	297,746

Variable rate		Averge Int.Rate	2014	2015	2016	2017	2018	Thereafter	TOTAL
US$	Banks	1.6%	70	2,167	10,074	0	0	0	12,311

TOTAL			70	2,167	10,074	0	0	0	12,311

(1) UF as of Dec 31, 2013

To hedge our market risks, we hold debt obligations in various currencies and enter into derivatives contracts.  See “Item 11: Quantitative and Qualitative Disclosure  About Market Risk.”

Our treasury policy is to invest in highly liquid financial instruments issued by first class financial institutions.  Investments are made primarily in Chilean pesos and U.S. dollars.  As of December 31, 2013, we had invested CLP378,339 million in Chilean peso related instruments.

The following table summarizes financial instruments, including time deposits and securities purchased under resale agreements (Repos), held by us as of December 31, 2013:

Short-Term Financial Instruments (in millions of CLP)

Time deposits	282,629
Marketable securities	504
Repos	95,206
Total	378,339

Capital Expenditures Commitments

Our plans for capital expenditures through the 2017 period are displayed in the following table:

Operating segment	2014	2015	2016	2017
	(CLP Millions)

Chile	76,597	86,483	149,690	74,413
As a percentage of Total	49.9%	57.4%	69.3%	57.2%

Machinery and equipment	30,253	41,338	24,235	49,658
Packaging	8,737	5,580	6,002	6,436
Marketing assets	3,873	4,093	4,352	4,492
Software and hardware	118	-	-	-
Others	2,184	542	227	226
Beer Chile	45,164	51,553	34,817	60,811
As a percentage of Total	29.4%	34.2%	16.1%	46.8%
Machinery and equipment	6,676	10,786	99,953	0
Packaging	6,281	6,466	6,780	7,110
Marketing assets	7,963	4,468	4,468	4,468
Software and hardware	103	-	-	-
Others	1,168	734	783	728
Non alcoholic beverages	22,191	22,455	111,984	12,305
As a percentage of Total	14.5%	14.9%	51.8%	9.5%
Machinery and equipment	7,095	2,956	1,430	634
Packaging	79	199	-	-
Marketing assets	337	552	-	-
Software and hardware	63	-	-	-
Others	1,668	8,768	1,459	662
Spirits	9,242	12,474	2,890	1,296
As a percentage of Total	6.0%	8.3%	1.3%	1.0%
Rio de la Plata	31,253	35,761	30,805	18,205
As a percentage of Total	20.4%	23.8%	14.3%	14.0%
Machinery and equipment	8,805	14,125	9,770	2,114
Packaging	14,197	12,991	11,945	8,703
Marketing assets	6,129	5,719	5,969	6,287
Software and hardware	366	103	66	0
Others	585	192	123	52
CCU Argentina	30,083	33,130	27,873	17,155
As a percentage of Total	19.6%	22.0%	12.9%	13.2%
Machinery and equipment	614	1,774	2,130	735
Packaging	184	275	259	184
Marketing assets	-	525	525	0
Software and hardware	121	-	-	-
Others	252	58	18	132
Uruguay	1,170	2,631	2,932	1,050
As a percentage of Total	0.8%	1.7%	1.4%	0.8%
Wine	7,030	8,213	7,595	7,879
As a percentage of Total	4.6%	5.5%	3.5%	6.1%
Machinery and equipment	2,505	3,465	2,555	2,631
Packaging	1,451	1,538	1,609	1,684
Marketing assets	3	5	10	6
Software and hardware	150	103	128	131
Others	2,920	3,102	3,292	3,427

Others	38,568	20,107	27,982	29,554
As a percentage of Total	25.1%	13.4%	13.0%	22.7%

Total	153,448	150,564	216,072	130,052

During the years 2014 through 2017, we plan to make capital expenditures mainly to adapt, update and increase production capacity, install new packaging lines, enhance environmental protection, optimize our distribution system and warehouse facilities, invest in additional returnable bottles and crates to replace obsolete inventories, adapt to new packaging formats and support industry volume growth.  Capital expenditures are also directed to improving management information systems and making additional investments in marketing assets.

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

We expect to fund our capital expenditures through a combination of internally generated funds, long term indebtedness and the 2013 capital increase.

Contractual Obligations

The following table summarizes our known contractual obligations as of December 31, 2013:

	Payments due by period
	( in millions of CLP)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	116,401	37,663	37,368	83,133	274,565
Capital Lease Obligations (1)	1,744	3,636	1,636	28,476	35,493
Operating Lease Obligations (2)	199,602	77,264	45,218	22,300	54,820
Purchase Obligations (3)	232,857	61,370	84,453	30,763	56,271
Total	550,604	179,933	168,675	164,673	421,148
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

In 2003, we entered into two technical agreements with Heineken Brouwerijen B.V. for assistance regarding all technical issues related to the production and bottling of Heineken Lager, one for Chile and the other for Argentina. On October 12, 2011, we and Heineken Brouwerijen B.V. signed the Amended and Restated versions of the Trademark License Agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina, in force as of January 1, 2011. These agreements have an initial term of 10 years, and shall automatically be renewed each year (January 1) for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

In May 2004, we entered into a technical assistance agreement with Heineken Technical Services B.V.(currently Heineken Supply Chain B.V.)for certain operational aspects of our breweries, with an initial term of one year, renewable for subsequent periods of one year each.  See “Item 6: Directors, Senior Management and Employees” and “Item 7: Major Shareholders and Related Party Transactions.”

The license agreement between CCU Argentina and Anheuser-Busch, signed in 1995, as amended, also provides us with both technical and marketing assistance for the production and marketing of Budweiser beer brand in Argentina.  See “Item 4: Information on the Company – Business Overview – Operating Segments Information – Our Beer Argentina Business – Production and Marketing in Argentina.”

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

d) Severance Indemnities: As of December 31, 2013, the liabilities for mandatory severance indemnities have been determined at their current actuarial value, based on the accrued cost of the benefit, using an annual discount interest rate of 6.85% in Chile and 31.88% in Argentina.  The calculation also considers several assumptions such as the estimated years of service that personnel will have at the date of their retirement, mortality rates and future salary increases.

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

f) Accounting changes:   During the year ended December 31, 2013, there have been no significant changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected our audited consolidated financial statements

Trend Information

The Chilean economy grew 4.1% in 2013, with an inflation rate of 3.0%. The GDP growth for 2014 had been estimated in the range of 3.0% to 4.0%. Unemployment was 5.9% on average in 2013.  We cannot assure you that the consumption of our products will vary in the same proportion as the overall economic indicators, since there is no perfect correlation. The conditions in particular sectors of the economy may have different impact in our business. Factors such as competition and changes in relative prices among the various types of beverages can affect the consumption of our products. In particular, our beer brands in Chile may face increased competition from other brewers as well as from alcoholic beverages, such as wine and spirits, and non‑alcoholic beverages, such as soft drinks.  Increases in domestic wine prices tend to increase beer consumption, while reductions in wine prices have reduced or slowed down the growth of beer consumption.

In April 2014, the details of the Mrs. Bachelet administration's newly unveiled beverage tax proposal were released. If enacted, the proposal would charge an 18% excise tax on alcoholic beverages plus an additional 0.5% for each 1% of alcohol content.  For example, the ad valorem excise tax would increase from 15% to 20.5% on regular beer with 5% alcohol content, from 15% to 24% on the typical wine with 12% alcohol content, and from 27% to 35.5% on pisco with 35% alcohol content. Furthermore, the proposal includes an increase in the taxation on non-alcoholic sugar containing beverages, from 13% to 18%. . We cannot predict how this potential tax reform would impact the consumption of such products. In the coming months, the proposal will be debated in Congress and its approval would require a simple majority. These proposals are expected to be debated in the Chilean Congress in the coming months, and will require a simple majority for approval.  Based on our experience having looked at the four prior alcohol tax proposals during the last 14 years, which had failed to materialize, we expect that the congressional debate process will take about 3-7 months.

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

The measures taken by the Argentine government to address the country’s economic situation have severely affected the Argentine financial system’s stability and have had a materially negative impact on its reputation and, more recently, on the Company’s business. Recently, Argentina has been increasing restrictions on foreign exchange transactions. If Argentina were to experience a new fiscal and economic crisis, the Argentine government could implement economic and political measures, which could adversely impact our business. The unpredictability, timing and scope of possible measures adopted by the Argentine government, including expropriations, higher taxes and exchange control measures, could adversely affect our operations in Argentina and our future results of operations.

Revenues from CCU Argentina, in Chilean pesos, are also subject to the volatility of exchange rates of the Chilean peso and Argentine peso in any given period.  This volatility may also affect the level of income reported from our foreign operations under IFRS. Restrictions imposed by the Argentine government on the repatriation of profits might delay the flow of cash from Argentina to Chile. There is a rule in Argentina with respect to imports which mandates that a company can import goods only if it can demonstrate a flow of exports to balance the trade deficit. This rule affects our businesses as we regularly import raw materials and finished products.

ITEM 6: Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth certain information with respect to our executive officers and members of our board of directors, as of March 2014:

Directors	Position	Position Held Since	At CCU Since

Andrónico Luksic (1)	Chairman of the Board and Director	April 2013 (Chairman) November 1986 (Director)	November 1986
John Nicolson	Vice Chairman of the Board and Director	November 2008 (Vice Chairman) October 2008 (Director)	October 2008
Manuel José Noguera	Director	May 1987	May 1987
Philippe Pasquet	Director	June 2003	June 2003
Francisco Pérez	Director	July 1998	February 1991
Jorge Luis Ramos	Director	May 2011	May 2011
Carlos Molina	Director	April 2012	April 2012
Vittorio Corbo	Director	April 2012	April 2012
Pablo Granifo	Director	April 2013	April 2013
Senior Management	Position	Position Held Since	At Company Since

Patricio Jottar	Chief Executive Officer	July 1998	July 1998
Marcela Achurra	Legal Affairs Manager	February 2005	September 1995
Pedro Herane(2)	Viña San Pedro General Manager	April 2013	May 2010
Marisol Bravo	Corporate Affairs and Public Relations Manager	June 1994	July 1991
Hugo Ovando(3)	CCU Chile General Manager	February 2014	September 1997
Felipe Arancibia(4)	Human Resources Manager	February 2014	April 2002
Francisco Diharasarri	ECUSA General Manager	October 2003	June 1985
Roelf Duursema	General Comptroller	January 2005	November 2004
Matías Bebin (5)	CPCh General Manager	February 2014	October 2006
Armin Kunstmann	Chairman of Cía. Cervecera Kunstmann S.A.	May 2002	November 2006
Diego Bacigalupo (6)	Corporate Development Manager	January 2014	August 2013
Felipe Dubernet(7)	Chief Financial Officer	February 2014	May 2011
Fernando Sanchis	CCU Argentina General Manager	May 1995	November 1994

(1) On March 27, 2013 Mr. Guillermo Luksic passed away. The Board on its meeting held on April 3, 2013 appointed Mr. Andrónico Luksic as our new Chairman of the Board and Mr. Pablo Granifo as our new director to fill the vacancy.

(2) On April 2013, Mr. Pedro Herane replaced Mr. Javier Bitar as the manager of VSPT.

(3) On January 31, 2014, Mr. Hugo Ovando replaced Mr. René Van Der Graaf.

(4) On January 31, 2014, Mr. Felipe Arancibia replaced Mr. Pablo De Vescovi.

(5) On January 31, 2014, Mr. Matías Bebin replaced Mr. Hugo Ovando as CPCh General Manager.

(6) On January 1, 2014, Mr. Diego Bacigalupo replaced Mr. Hugo Ovando.

(7) On January 31, 2014, Mr. Felipe Dubernet replaced Mr. Ricardo Reyes.

Andrónico Luksic (60), has been appointed as our Chairman of the Board in April 2013 and has served as our Director since November 1986.  He is currently Chairman of the Board of SM Chile S.A., and Vice Chairman of the Board of Banco de Chile, Quiñenco and LQIF S.A., as well as a member of the board of directors of several other companies and institutions, including Madeco S.A., Sociedad de Fomento Fabril (“SOFOFA”), Santiago Stock Exchange, and others. He serves on the International Business Leaders’ Advisory Council for the Mayor of Shanghai, where in 2011 he was appointed Vice Chairman. He is member of the Advisory Board of the Panamá Canal, of the Brookings Institution’s International Advisory Council, as well as a member of the Latin America Conservation Council of the Nature Conservancy. By appointment of the President of Chile, he is one of three Chilean representatives to the APEC Business Advisory Council (ABAC). He is also a trustee at Babson College and member of the International Advisory Council at the Blavatnik School of Government at the University of Oxford, among other reputed educational institutions.

John Nicolson (60), has served as our Director since October 2008 and was appointed as Vice Chairman in November 2008. He is the Chairman of Inversiones y Rentas S.A. (IRSA) and member of the Board of Cervecera CCU Chile Ltda. CCU Argentina S.A., CICSA and CPCh.  He was President of Heineken Americas and member of Heineken´s Executive Committee until 2013, having joined from Scottish&Newcastle following its acquisition by Heineken N.V. He is also a member of Heineken’s Executive Committee and a member of Edinburgh University’s Advisory Board. He received a degree in Marketing and Economics at the University of Strathclyde, Scotland, and also completed the Executive Program at Carnegie Mellon University, USA and the Directors’ Forum at London Business School, United Kingdom.

Pablo Granifo (55), has been appointed as a director in April 2013.  He has been the Chairman of Banco de Chile since 2007 and the Chairman of VSPT since 2013. Additionally, he is the Chairman of subsidiaries Banchile General Funds Management S.A., Banchile Factoring S.A., Banchile Financial Advisory S.A., Banchile Securitizadora S.A. and Socofin S.A., Chairman of the Executive Committee of Banchile Insurance Brokers Ltd., and President of Nexus S.A., Redbanc S.A. and Servipag S.A.. Furthermore, he is the Vice president of Transbank Vice S.A., and Director of the Stock Exchange. He holds a Business Administration degree from the Pontificia Universidad Católica de Chile.

Jorge Luis Ramos (61), has served as our Director since May 2011. He is also currently a member of the board of directors of VSPT, ECUSA, Cervecera CCU Chile Ltda., CPCh and Inversiones y Rentas S.A. Mr. Ramos was appointed Deputy President for Heineken Americas in 2010 until 2013.  He currently lends assistance to other boards of Heineken joint ventures in Central America. He joined FEMSA in 1996 and became CEO of FEMSA Cerveza in 2006, after serving two years as Co-CEO. Mr. Ramos has a bachelor’s degree in Administration and Public Accounting from Tecnológico de Monterrey and an MBA degree from the University of Pennsylvania’s Wharton School of Business.

Manuel José Noguera (64), has served as our Director since May 1987.  He is currently Chief Legal Counsel of Quiñenco and senior partner at the law firm Noguera, Larraín y Dulanto Ltda. He has been the legal advisor for the Luksic Group for over 35 years.  He is member of the board of Inversiones y Rentas S.A. (IRSA) . He is also legal advisor to the Board of Madeco S.A.  He received his law degree from the Pontificia Universidad Católica de Chile.

Phillipe Pasquet (75), has served as our Director since June 2003.  He has been working for Heineken since 1976.  He is member of the board of directors of CCU Argentina S.A., CICSA, VSPT, CPCh, Foods and Inversiones y Rentas S.A. (IRSA).  He received degrees from the École Supérieure de Commerce in Dijon, France, the Institut International de Commerce in Paris, and the Centre Européen d’Education Permanente in Fontainebleau, France.

Francisco Pérez (56), has served as our Director since July 1998.  He is Chief Executive Officer of Quiñenco since 1998.  Prior to joining Quiñenco, he was our Chief Executive Officer between 1991 and 1998. He is member of the board of several companies, including Cervecera CCU Chile Ltda, CICSA, CCU Argentina S.A., ECUSA, Foods, CPCh, Inversiones y Rentas S.A. (IRSA), Madeco S.A., Banco de Chile, Banchile Corredores de Seguros S.A., LQ Inversiones Financieras S.A., Foods and Compañía Sudamericana de Vapores S.A. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile and a Master’s degree in Business Administration from the University of Chicago.

Carlos Alberto Molina (57), has served as our Director since April 2012. He is also member of the Board of Cervecera CCU Chile Ltda., ECUSA, CCU Argentina S.A. and CICSA. He has over 25 years of management and strategic consulting experience. He joined Heineken through the acquisition of Femsa Cerveza and is currently responsible for Business Development for Heineken Americas. Mr. Molina was previously in charge of Planning and Strategy in Femsa Cerveza. He was also a board member of Kaiser in Brazil. Prior to that, Mr Molina was a Partner with Booz, Allen & Hamilton, a global business consulting firm. Mr. Molina is a Mexican citizen and has a BBA from the University of Houston, and an MBA from the University of Texas.

Vittorio Corbo (71), has served as our Director since April 2012. He is a Senior Research Associate at the Centro de Estudios Públicos in Santiago, Chile and also Professor of Economics at the Pontificia Universidad Católica de Chile and at the Universidad de Chile. He is currently member of the Board of Banco Santander-España, Banco Santander Chile and Endesa-Chile. He is also Chairman of the Board of SURA Insurance-Chile and economic consultant to several large corporations. Mr. Corbo holds a commercial engineering degree (with distinction) from Universidad de Chile and a Ph.D. in economics from MIT.

The Shareholder’s Meeting held on April 10, 2013 renewed the Board members for a term of three years. The current members are Messrs. Andrónico Luksic, John Nicolson, Philippe Pasquet, Francisco Pérez, Jorge Luis Ramos, Carlos Alberto Molina, Manuel José Noguera, Vittorio Corbo and Pablo Granifo.

Patricio Jottar (51), has served as our Chief Executive Officer since 1998.  He is also currently a Director of CCU Argentina S.A., CICSA, ECUSA, VSPT, Foods, Cervecería Austral S.A., Cervecera CCU Chile Ltda., Aguas CCU-Nestlé Chile S.A, Promarca S.A. and Compañía Cervecera Kunstmann S.A. (CCK) and is Chairman of the Board of CPCh, Comercial CCU S.A. and Transportes CCU Ltda.  Prior to joining us, he was Chief Executive Officer of Santander Chile Holding.  He received a degree in Business Administration from the Catholic University of Chile and a Master’s degree in Economics and Business Administration from the Instituto de Estudios Superiores de la Empresa, in Barcelona, Spain.

Marcela Achurra (48), is our Legal Affairs Manager and has been with us since 1995.  She is also a Director of Aguas CCU-Nestlé Chile S.A and Compañía Pisquera Bauzá S.A.  Prior to her current position, she was Legal Counsel of our subsidiary Viña San Pedro S.A. (currently VSPT). She received her law degree from the Pontificia Universidad Católica de Chile.

Pedro Herane (44) is the General Manager of VSPT and assumed the position as of April 2013.  Additionally, he is a member of the board of Viña Valles de Chile S.A., Viña Ältair S.A., Viña del Mar de Casablanca S.A., Viñas Orgánicas S.P.T. S.A., Viña Santa Helena S.A. and Transportes CCU Ltda. Prior to his current position, he was in charge of the Domestic Market as Commercial Manager of VSPT.  Prior to joining us, he was Senior Group Manager at Procter & Gamble for 10 years in multiple positions in Chile, Latin America and United States. He received a Bachelor’s degree in Business from University Adolfo Ibáñez in Chile and a Masters degree in Marketing from the Paris School of Management (ESCP – EAP) in France.

Marisol Bravo (54), is our Corporate Affairs and Public Relations Manager and has been with us since 1991.  Prior to her current position, she was Head of Special Projects.  Before joining us, she was Assistant Manager of Marketing at Citicorp Mutual Funds.  She received a degree in Business Administration from the Universidad de Chile.

Hugo Ovando (44), is the General Manager of CCU Chile and assumed his position as of January 31, 2014. The latest was the General Manager of CPCh since April 30, 2010. On June 1, 2013 he also assumed the position of Corporate Development Manager of CCU S.A. He has been with us since 1997. He is also a director of Aguas CCU-Nestlé Chile S.A., Comercial CCU S.A., Transportes CCU Ltda. and CICSA. Prior to these positions, he was Corporate Projects Manager and Investor Relations Manager and Development Manager.  He received a degree in Business Administration from the Pontificia Universidad Católica de Chile and a MBA from Babson College.

Felipe Arancibia (39), is our Chief Human Resources Officer and assumed the position as of January 2014. He has been with us since 2002, holding several positions in Finance and Business Development. The latest position was as of Corporate Finance and Investor Relations Manager. Prior to this position he was Global Finance Manager for Heineken International in Amsterdam and Business Development Manager for Heineken Brazil in Sao Paulo. Before this position he was the Planning and Finance Manager at ECUSA. He received  a degree in Business Administration from Universidad de Los Andes in Chile and holds an Executive Scholar Program in Finance and Alumnus from Kellogg School of Management, Northwestern University and is also a part-time Professor of Evaluation of New Businesses and Introduction to Finance at Universidad de Los Andes in Chile.

Francisco Diharasarri (53), is the General Manager of ECUSA and has been with us since 1985.  Prior to his current position, he was General Manager of Cervecera CCU Chile Ltda, General Manager of ECUSA and General Manager of PLASCO.  He is also currently Chairman of the Board of Aguas CCU-Nestlé Chile S.A, PLASCO, Foods and Alimentos Nutrabien S.A., and is also a member of the Board of CICSA, Transportes CCU Ltda. and Promarca S.A.  He received a degree in Civil Engineering from the Universidad de Chile.

Roelf Duursema (63), is our General Comptroller and has been with us since 2004. He is currently member of the Board of PLASCO and Transportes CCU Ltda. He has been working with Heineken since 1978, in different countries around the world, in marketing, sales, finance and information technology positions, as well as General Management.  Prior to joining us he was the Director for Corporate Information Technology for the Heineken Group.  He received a degree in Mechanical Engineering from the Technical University Delft in the Netherlands and a Master’s degree in Economics from the Erasmus University in Rotterdam.

Matias Bebin (31), is the General Manager of Compañía Pisquera de Chile S.A. since January 1, 2014 and is a board member of Compañía Pisquera Bauzá S.A.. Prior to this position he was the Planning & Finance Manager for the company. He has been with us since 2006, working in different companies of the group like Embotelladora Chilenas Unidas S.A. and Aguas CCU-Nestlé Chile S.A.. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile and a MBA from Berkeley University.

Armin Kunstmann (61), is the Chairman of the Board of Compañía Cervecera Kunstmann S.A. (“CCK”) and of Cervecería Belga de la Patagonia. He has been with us since 2006.  He started its original brewery in 1991, which later became CCK.  He is currently Director of Levaduras Collico S.A., a yeast company, and of Austral Incuba, a new business development center of Universidad Austral from Valdivia, an important university in Southern Chile.  Prior to his current position, he was General Manager of Levaduras Collico S.A. for 12 years.  He received a degree in Chemical Civil Engineering and a Master’s degree in Chemical Engineering from the University Federico Santa María in Chile.

Diego Bacigalupo (34), is our Corporate Development Manager, holding that position since January 2014. He has been with us since August 2013. He is currently a member of the Board of PLASCO, Aguas CCU Nestlé S.A. and Nutrabien. Prior to his current position, he was Strategic Planning Manager of CCU between August and December 2013. Prior to joining us, he worked at Quiñenco S.A. within its Business Development area. He received an Industrial Engineering degree from the Pontificia Universidad Católica de Chile  and an MBA from MIT Sloan School of Management.

Felipe Dubernet (44), is our Chief Financial Officer, holding that position since February 2014, and he has been with us since May 2011.  He is currently a member of the Board of PLASCO and CRECCU S.A.  Prior to his current position; he was Chief Procurement Officer CCU S.A. between May 2011 and January 2014.  Prior to joining us, he worked 15 years at Unilever holding several positions in Supply Chain and Finance in Chile, Brazil and United States. He received a degree in Civil Engineering from the Pontificia Universidad Católica de Chile.

Fernando Sanchis (53), is the General Manager of CCU Argentina and has been with us since 1995.  Prior to joining us, he was Chief Financial Officer of Embochile, a former PepsiCo bottler and held the same position at Uruguay’s PepsiCo’s bottler.  He received an accounting degree from the Buenos Aires University of Argentina.

Our senior managers are full time employees, therefore, they do not perform business activities outside us.

The principal business activities of our 2013 directors are summarized in the following table:

Directors	Business Activities
Andrónico Luksic	Chairman of CCU
John Nicolson	Vice Chairman of CCU
Manuel José Noguera	Legal Counsel of Quiñenco
Philippe Pasquet	Director of Companies related to Heineken
Francisco Pérez	Quiñenco’s CEO
Jorge Luis Ramos	Director of Companies
Carlos Molina	Business Development for Heineken Americas
Vittorio Corbo	Director of Companies
Pablo Granifo	Chairman of Banco de Chile and VSPT

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

Compensation

For the year ended December 31, 2013, the aggregate amount of compensation paid by us to all our directors was CLP2,025 million.

The board of directors’ compensation is determined by the shareholders at the annual general shareholders’ meeting. The board’s compensation, approved at our shareholders’ meeting held on April 10, 2013, consists of an attendance fee per meeting of UF100 per board member and UF200 for the Chairman, along with a profit-sharing amount equal to 3% of distributed dividends for all board members, proportionately.  If distributed dividends exceed 50% of our liquid profits, the profit-sharing amount will be calculated over a maximum of 50% of our liquid profits. Additionally, board members who participate in the business committee receive UF17 for each meeting they attend. Law N°18,046 introduced a mandatory remuneration for the board members who are members of the directors committee, consisting of, at a minimum, one third of the remuneration a board member receives in such capacity. The rule was effective in 2010 and the shareholders meeting of April 11, 2012 approved that this remuneration was to be paid with UF34 for each meeting the board member attends and the remaining portion, up to the mandated one third, will be paid once the total amount of the compensation paid to the board member is known. Furthermore, board members who sit on the audit committee receive a monthly compensation of UF25. The described compensation package was also approved for 2013 and 2014 at shareholders’ meetings held on April 10, 2013 and on April 9, 2014, respectively.

In 2013, the total compensation paid by us and our subsidiaries to each of our directors for services rendered was as follows:

	Attendance	Dividend
Director	Meetings fee	Participation(1)	Total
	(in thousands of CLP)
Andrónico Luksic	41,128	190,721	231,850
Guillermo Luksic	-	190,721	190,721
John Nicolson	37,197	190,721	227,918
Jorge Luis Ramos	83,758	198,284	282,042
Manuel José Noguera	32,134	190,721	222,856
Carlos Olivos(2)	-	63,574	63,574
Philippe Pasquet	85,829	198,284	284,113
Francisco Pérez	107,164	190,721	297,885
Alberto Sobredo(2)	-	63,574	63,574
Carlos Molina	60,809	127,147	187,957
Vittorio Corbo	49,170	127,167	176,338
Pablo Granifo	41,856	-	41,856
(1) Includes the remuneration for members of the Audit, Directors and Business Committees.
(2) Reflects compensation paid to Mr. Olivos and Mr. Sobredo in 2013 in respect of their services as directors of CCU during 2012.

For the year ended December 31, 2013, the aggregate amount of compensation paid to our senior managers, to other managers and to the principal executives, was CLP7,792  million.  We do not and are not required under Chilean law to disclose to our shareholders or otherwise make public information as to the compensation of our individual senior managers.

We do not maintain any stock option, pension or retirement programs for our directors or senior managers.

Board Practices

We are managed by our board of directors which, in accordance with our bylaws (Estatutos), is formed by nine directors who are elected at the regular shareholders’ meeting.  The entire board of directors is elected for three years.  The board of directors may appoint replacements to fill any vacancies that occur during periods between annual shareholders’ meetings. If such vacancy occurs, the entire board of directors must be renewed at the next following shareholders’ meeting. On April 10, 2013, at the regular shareholders’ meeting, the entire board of directors was renewed and the board members elected were Messrs. Andrónico Luksic, John Nicolson, Vittorio Corbo, Manuel José Noguera, Carlos Molina, Philippe Pasquet, Francisco Pérez, Jorge Luis Ramos and Pablo Granifo.  None of our directors is party to a service contract with us or any of our subsidiaries that provides for benefits upon termination.

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

Under the 2010 amendment, corporations whose market capitalization reaches or exceeds 1.5 million Unidades de Fomento (as of March 31, 2014 approximately CLP35,410 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares, shall designate a comité de directores or “directors committee” and appoint at least one independent director. The directors committee shall be composed of three members and at least one member shall be independent.  If the market capitalization or stock percentage falls below this threshold, the obligation to designate a directors committee no longer applies. However, corporations which do not meet these requirements may voluntarily assume the obligations concerning the directors committee, in which case they shall strictly follow the provisions of the 2010 amendment.

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

Pursuant to the 2010 amendment, no person shall be considered independent who, at any time during the previous eighteen months:

1. Maintained any relationship, interest or economic, professional, credit or commercial dependence, of a nature and relevant volume, with the company, other companies of the financial conglomerate to which the company belongs, its comptroller, or principal executive officer of any one of them, or was a director, manager, administrator, principal executive officer or advisor of such companies;

2.  Was a close relative (i.e., parents, father/mother in law, sisters, brothers, sisters/brothers in law), to any one of the persons referred to in clause 1 above;

3. Was a director, manager, administrator or principal executive officer of non-profit organizations that received contributions or large donations from any individual referred to in clause 1 above;

4.  Was a partner or shareholder that possessed or controlled, directly or indirectly, 10% or more of the company’s  capital; a director; manager; administrator or principal executive officer of entities who had provided consulting or legal services, for relevant amounts, or of external audit, to the persons referred to in clause 1 above; or

5.  Was a partner or shareholder who possessed or controlled, directly or indirectly, 10% or more of the company’s capital; a director; manager; administrator or principal executive officer of principal competitors, suppliers or clients of the company.

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

The members of the directors committee receive remuneration the amount of which is established annually by the shareholders, taking in consideration the duties that the directors’ committee members shall perform, which shall not be less than a third of the remuneration of a regular director. The remuneration of our directors committee members, as approved at the shareholders’ meeting of the company held on April 10, 2013, is 34 Unidades de Fomento (as of March 31, 2014, approximately CLP803 thousand) per attendance at a directors committee meeting plus the amount required to complete the remaining third of the remuneration of a regular director. The same remuneration package was approved for 2014, at the shareholders’ meeting of the company held on April 9, 2014.

The shareholders shall determine the budget of the directors committee and those of its advisors, which, pursuant to the 2010 amendment, shall not be less than the aggregate amount of the annual remuneration of the committee members. The directors committee shall be allowed to request the recruitment of professionals to fulfill its duties within the limits imposed by the budget. The activities of the directors committee, the annual report of the performance of its duties and its expenses, including its advisors’ expenses, shall be included in the annual report and conveyed to the shareholders. The budget of our directors committee and its advisors, approved at the shareholders’ meeting of the company held on April 9, 2014, shall be equal to the aggregate amount of the annual remuneration of the committee members.

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

Employees

The following table shows the breakdown of our employees by operating segments as of December 31 for each of the years listed below:

	2011	2012	2013

Chile	1,770	1,965	2,083
Beer Chile	644	679	772
Non-alcoholic beverages	909	1,043	1,056
Spirits	217	243	255
Rio de la Plata	1,021	1,362	1,442
CCU Argentina	1,021	1,248	1,272
CCU Uruguay	-	114	170
Wine	1,185	1,120	1,180
Others (1)	1,782	2,033	2,184
Total	5,758	6,480	6,889
_________
(1) Includes our corporate, PLASCO, TCCU and Comercial CCU divisions.

All employees who are terminated for reasons other than misconduct are entitled by law to receive a severance payment.  In the last three years, we made severance payments in the amounts of CLP3,706 million, CLP2,880 million and CLP3,244, respectively

In Chile, permanent employees are entitled to the basic payment, as required by law, of one month’s salary for each year, or six-month portion thereof, worked.  This condition is subject to a limitation of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981.  Severance payments to employees hired before August 14, 1981 are not subject to this limitation.  Our employees who are subject to collective bargaining agreements have a contractual benefit to receive a payment in case of resignation, consisting of a payment of one monthly base salary for each full year worked, not subject to a limitation on the total amount payable but subject to a limitation on the total number of employees who can claim the severance benefit during any one year.  In 2013, we laid off 502 employees.

Chile, Wine and Other

As of December 31 of the last three years, we had a total of 4,737, 5,118 and 5,447 permanent employees in Chile, respectively.  As of December 2013, 3,160 were represented by 48 labor unions.  The average tenure of our permanent employees was approximately eight years.

Unionized employees represent approximately 58% of our total permanent workforce. Our management believes it generally has a good relationship with the labor unions representing our employees.

During 2013, 1,279 employees renewed their collective contracts, most of them for a period of two years.

We do not maintain any pension fund or retirement program for our employees.  Workers in Chile are subject to a national pension fund law which establishes a system of independent pension plans, administered by Administradoras de Fondos de Pensiones (“AFPs”).  We have no liability for the performance of the pension plans or any pension payments to be made to our employees.

In addition to our permanent work force, as of December 31, 2013, we had 423 temporary employees, who were hired for specific time periods to satisfy short-term needs.

Rio de la Plata

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

In Argentina unionized employees represent approximately 66% of our total permanent workforce, moreover in Uruguay this number represent 76% of our total permanent workforce.

In addition, our permanent work force, as of December 31, 2013, we had 520 temporary employees, who were hired for specific time periods to satisfy short-term needs.

Share Ownership

Except as disclosed in “Item 7: Major Shareholders and Related Party Transactions – Major Shareholders,” as of March 31, 2014, our senior management and our board members in the aggregate owned less than one percent of the our shares.

We do not maintain stock option or other programs involving our employees in the capital of the Company.

ITEM 7: Major Shareholders and Related Party Transactions

Major Shareholders

Our only outstanding voting securities are our shares of our common stock.  The following table sets forth information concerning the ownership of our common stock as of March 31, 2014, for each shareholder known to us to own more than 4% of the outstanding shares of our common stock and for all of our directors and executive officers as a group:

Shareholder	Number of shares owned	% Ownership

Inversiones y Rentas S.A.	196,421,725	53.158%
Inversiones IRSA Ltda. (1)	25,279,991	6.842%
Our directors and executive officers as a group (2)	17,238	0.005%
(1) Inversiones y Rentas S.A. owns 99.9999% of Inversiones IRSA Ltda.’s equity.

(2) Does not include the 221,701,716 shares of our common stock owned, directly and indirectly, by Inversiones y Rentas S.A., which is 50% beneficially owned by the Luksic family, as discussed below. Andrónico Luksic, our director, is a member of the Luksic family.

As of March 31, 2014, JPMorgan Chase Bank N.A. (“JPMorgan”), the Depositary for our ADR facility, was the record owner of 49,257,235 shares of our common stock (13.3% of the outstanding common stock) deposited in our ADR facility.

As of March 31, 2014, we had 4,471 shareholders of record. To the best of our knowledge 17 shareholders are not Chilean, excluding ADR holders, and of those 17 non-Chilean shareholders, four are U.S. corporations with a total of 550,806 (0.2%) shares of common stock. Non-Chileans can also hold shares in custody of private banks.  However, as that information is not publicly available, we have included five custodians as part of the 18 non-Chilean shareholders although we have no citizenship information relating thereto. All shareholders have equal voting rights.

IRSA is a Chilean privately held corporation formed for the sole purpose of owning a controlling interest in us.  IRSA is owned 50% by Quiñenco, which is a holding company of the Luksic Group, and 50% by Heineken Chile Ltda., a subsidiary of Heineken International.  IRSA directly owns 196,421,725 shares of our common stock and indirectly, through Inversiones IRSA Ltda., 25,279,991 additional shares of our common stock.  Inversiones IRSA Ltda. is a wholly-owned subsidiary of IRSA.

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

Additionally, pursuant to article 147 of Chapter XVI of the Chilean Corporations Act, an open stock corporation shall only be entitled to enter into a related party transaction when it is in the interest of the company, the price, terms and conditions are similar to those prevailing in the market at the time of its approval and the transaction complies with the requirements and procedures stated below:

1.  The directors, managers, administrators, principal executive officers or liquidators that have an interest or that take part in negotiations conducive to the execution of an arrangement with a related party of the open-stock corporation, shall report it immediately to the board of directors or whomever the board designates. Those who breach this obligation will be jointly liable for damages caused to the company and its shareholders.

2.  Prior to the company’s consent to a related party transaction, it must be approved by the absolute majority of the members of the board of directors, with exclusion of the interested directors or liquidators, who nevertheless shall make public his/her/their opinion with respect to the transaction if it is so requested by the board of directors, which opinion shall be set forth in the minutes of the meeting. Likewise, the grounds of the decision and the reasons for excluding such directors from its adoption must also be recorded in the minutes.

3. The resolutions of the board of directors approving a related party transaction shall be reported at the next following shareholders' meeting, including a reference to the directors who approved such transaction. A reference to the transaction is to be included in the notice of the respective shareholders' meeting.

4.  In the event that an absolute majority of the members of the board of directors should abstain from voting, the related party transaction shall only be executed if it is approved by the unanimous vote of the members of the board of directors not involved in such transaction, or if it is approved in a shareholders' extraordinary meeting by two thirds of the voting shares of the company.

5. If a shareholders' extraordinary meeting is called to approve the transaction, the board of directors shall appoint at least one independent advisor who shall report to the shareholders the terms of the transaction, its effects and the potential impact for the company. In the report, the independent advisor shall include all the matters or issues the directors' committee may have expressly requested to be evaluated. The directors' committee of the company or, in the absence of such committee, directors not involved in the transaction, shall be entitled to appoint an additional independent advisor, in the event they disagree with the appointment made by the board.

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

6.  When the directors of the company must decide on a related party transaction, they must expressly state the relationship with the transaction counterparty or the interest involved. They shall also express their opinion on whether the transaction is in the best interest of the corporation, their objection or objections that the directors' committee may have expressed, as well as the conclusions of the reports of the advisors. The opinions of the directors shall be made available to the shareholders the day after they were received by the company, at the business offices of the company as well as on its internet site, and such arrangement shall be reported by the company as a “Relevant Fact.”

7. Notwithstanding the applicable sanctions, any infringement of the above provisions will not affect the validity of the transaction, but it will grant the company or the shareholders the right to sue the related party involved in the transaction for reimbursement to the company of a sum equivalent to the benefits that the operation reported to the counterpart involved in the transaction, as well as indemnity for damages incurred. In this case, the defendant bears the burden of proof that the transaction complies with the requirements and procedures referred to above.

Notwithstanding the above, the following related party transactions may be executed, pursuant to letters a), b) and c) of Article 147 of the Chilean Corporations Act, without complying with the requirements and procedures stated above, prior to authorization by the board:

1. Transactions that do not involve a “material amount.” For this purpose, any transaction that is both greater than 2,000 Unidades de Fomento (as of March,31 2014, approximately CLP47,214,000) and in excess 1% of the corporation’s equity, or involving an amount in excess of 20,000 Unidades de Fomento (as of March 31, 2014, approximately CLP472,139,000) shall be deemed to involve a material amount. All transactions executed within a 12 month period that are similar or complementary to each other, with identical parties, including related parties, or objects, shall be deemed to be a single transaction.

2. Transactions that pursuant to the company’s policy of usual practice as determined by its board of directors, are in the ordinary course of business of the company. Any agreement or resolution establishing or amending such policies shall be communicated as a “Relevant Fact” and made available to shareholders at the company’s business offices and on its internet site, and the transaction shall be reported as a “Relevant Fact,” if applicable.

3. Transactions between legal entities in which the company possesses, directly or indirectly, at least 95% of the equity of the counterpart.

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

Additionally, our logistic subsidiaries Transportes CCU Ltda. and Comercial CCU S.A. provide logistic, warehousing and sales services on a consolidated basis to all of our strategic business units.  These services are regulated by annual contracts specifying the services to be provided as well as the variables used to measure the levels of service and their prices. Service levels are evaluated directly by users three times a year.

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

On November 30, 2005, we and Heineken Brouwerijen B.V. amended the license and technical assistance agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina commencing June 18, 2003.  These agreements have an initial term of 10 years beginning in June 2003, renewable for subsequent periods of five years.  See “Item 4: Information on the Company – Business Overview – Our Beer Chile business– Beer Production and Marketing in Chile” and “Item 4: Information on the Company – Business Overview – Our Beer Argentina business– Production and Marketing in Argentina.”

On October 12, 2011, we and Heineken Brouwerijen B.V. signed the Amended and Restated versions of the Trademark License Agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina, in force as of January 1, 2011. These agreements have an initial term of 10 years, and automatically renew each year (January 1) for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

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

Additionally, a Technical Assistance Agreement was executed with Heineken Technical Services B.V.(currently Heineken Supply Chain B.V.) on May 4, 2005, whereby the latter was appointed, on a non-exclusive basis, as our technical advisor in respect of operational aspects of our breweries, including also special services regarding project engineering for extensions of the breweries’ capacity and construction of new  plants, assistance in development of new products, production methods and distribution systems as well as advise on purchasing systems, among others.  This agreement has an initial term of one year as from May 4, 2005, renewable for subsequent periods of one year each, unless either party gives not less than three months’ prior written notice to the other of its intention to terminate this agreement.  This agreement has been renewed automatically each year.

Finally, in July 2014 we amended and restated the Framework Agreement entered with Banco de Chile, a Quiñenco subsidiary, which was in force as of  May 1, 2003, for the rendering of banking services to us and certain of our subsidiaries and affiliates, including, among others, payment to suppliers and shareholders, cashier service, transportation of valuables and payment of salaries.

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

Our principal transactions with related parties for the twelve-month period ended December 31, 2013, are detailed below:

Company	Relationship	Transaction	Amount (in millions of CLP)
Heineken Brouwerijen B.V.	Parent company related	Products sale/ license/ technical assistance/ billed services	7,519
Heineken Italia Spa.	Parent company related	Purchase of products/ advertising contribution	40
Amstel Brouwerijen B.V.	Parent company related	License/technical assistance	70
Nestlé Waters Argentina S.A.	Subsidiary shareholder	Technical assistance	1
Nestlé Waters S.A.	Subsidiary shareholder	Royalty	156
Cervecería Kunstmann Ltda.	Subsidiary shareholder	Product sales/billed services	440
Comercial Patagona Ltda.	Joint venture subsidiary	Marketing services/products sale	2,207
Cooperativa Agrícola Control Pisquero Ltda.	Subsidiary shareholder	Loan/grape acquisition	8,345
Cervecería Austral S.A.	Joint venture	Products purchase and sale/ royalty paid and royalty charged/ billed services	3,590
Banco de Chile	Parent company related	Product sales/ financial products and services/ derivates/ investments	121,555
Foods Compañía de Alimentos CCU S.A.	Joint venture	Services/ product sales/ consignment sales/ interests/ remittance paid and recieved	66,414
Alusa S.A.	Subsidiary related	Purchase of products	1,428
Canal 13 S.P.A.	Parent company related	Advertising	4,398
Banchile Corredores de Bolsa S.A.	Parent company related	Financial investments	206,240
Soc. Agrícola y Ganadera Río Negro Ltda	Related to the controller	Purchase of products	163
Viña Tabalí S.A.	Related to the controller	Expense recovery/ invoices	47
Comarca S.A.	Associate related	Access fee	1,313

See Note 16 to our consolidated financial statements for detailed information.

Interests of Experts and Counsel

Not applicable.

ITEM 8: Financial Information

Consolidated Statements and Other Financial Information

See “Item 18: Financial Statements” and “Item 19: Exhibits” for the Company's Financial Statements and notes, audited by PricewaterhouseCoopers.

Wine Exports

We, through our subsidiary VSPT, exported wine to more than 80 countries in 2013.  VSPT is the second-largest wine exporter in Chile.  See “Item 4: Information on the Company – Business Overview – Operating Segments Information – Our Wine Operating Segment.”

The following table presents our total wine exports by volume, in millions of Chilean pesos as of December of the last three years as percentage of total sales for the last three years:

	2010	2011	2012

Exports (thousands of liters)	67,071	70,577	69,649
% of total consolidated sales	3.65%	3.54%	3.18%

Exports (CLP million)	83,961	91,536	91,579
% of total consolidated sales	8.66%	8.51%	7.65%

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

Our board of directors announced at our annual shareholders’ meeting held on April 10, 2013, its dividend policy for future periods, authorizing the distribution of cash dividends in an amount at least equal to 50% of our Income of the Year Attributable to Equity Holders of the Parent Company under IFRS for the previous year. Our dividend policy is subject to change in the future due to changes in Chilean law, capital requirements, economic results and/or other factors.  During our annual shareholders’ meeting held on April 10, 2013, a dividend of CLP116,64160 per share of common stock was approved, in addition to the interim dividend of CLP63 per share of common stock distributed in January 18, 2013. Together, these dividend payments amounted to CLP57.216 million, representing 50.0% of the “Income of the Year Attributable to Equity Holders of the Parent Company” for 2012. The board of directors, in its meeting held on December 3, 2013, approved the distribution, with a charge to 2013’s profits, of an interim dividend of CLP63 per share of common stock (CLP126 per ADR using the new ratio as of December 20, 2012 of 1 ADR to 2 common shares), totaling CLP 23,278,680,936, which was paid on January 10, 2014. Additionally, the board of directors, in its meeting held on March 4, 2014, resolved to propose to the next regular shareholders meeting, the distribution, with a charge to 2013’s profits, of a final dividend of  CLP103,48857 per share of common stock (CLP206.97714 per ADR). The proposal, representing a total payment of CLP38.239.323.834, was approved at our last annual shareholders’ meeting held on April 9, 2014 and the final dividend was paid beginning April 17, 2014 to the shareholders of record as of April 11, 2014.

Dividends are paid to shareholders of record as of midnight of the fifth business day, including Saturdays, preceding the date set for payment of the dividend. The holders of ADRs on the applicable record dates are entitled to dividends declared for each corresponding period.

The following table sets forth the amounts of interim and final dividends and the aggregate amounts of such dividends per share of common stock and per ADS in respect of each of the years indicated:

Year ended December 31,	Interim	CLP Per share (1)		Interim	US$ Per ADS (2)
		Final (3)	Total		Final (3)	Total

2009	60	141.00	201.00	0.24	0.54	0.78
2010	58	115.78	173.78	0.23	0.50	0.73
2011	61	131.70	192.70	0.24	0.54	0.78
2012	63	116.64	179.64	0.27	0.49	0.76
2013	63	103.49	166.49	0.24	0.37	0.61
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

Pursuant to current Chilean foreign exchange regulations, a shareholder who is not a resident of Chile does not need to be authorized as a foreign investor in order to receive dividends, sale proceeds or other amounts with respect to its shares remitted outside Chile, but the investor must inform the Central Bank about any such transactions and must remit foreign currency through the Formal Exchange Market. See “Item 10. Additional Information – Exchange Controls” for additional information on how ADR holders may remit currency outside Chile. Dividends received in respect of shares of Common Stock by holders, including holders of ADRs who are not Chilean residents, are subject to Chilean withholding taxes.  See “Item 10: Additional Information – Taxation.”

Significant Changes

These are the Company’s fifth annual consolidated financial statements prepared in accordance with IFRS, as issued by the IASB. Until and including our financial statements for the year ended December 31, 2008, we prepared our consolidated financial statements in accordance with Chilean GAAP, which differs in certain important aspects from accounting principles contained in IFRS.

ITEM 9: The Offer and Listing

Offer and Listing Details

For the periods indicated, the table below sets forth the reported high and low closing sales prices for the Common Stock on the Santiago Stock Exchange as well as the high and low sales prices of the ADSs as reported by the NYSE:

	Santiago Stock Exchange		NYSE(1)
	(per share of common stock)		(per ADS)

	High	Low	High	Low
	(CLP)	(CLP)	(US$)	(US$)
Years
2009	4,102	3,167	15.84	10.38
2010	5,920	3,823	24.57	14.22
2011	6,800	4,720	25.48	19.20
2012	7,900	6,015	32.77	24.10
2013	8,210	5,900	34.95	22.89
2014 (through Mar. 31)	6,400	5,670	24.22	20.46
2011
1st quarter	5,759	4,900	24.40	20.56
2nd quarter	5,800	5,350	24.68	22.34
3rd quarter	5,600	4,720	24.18	19.22
4th quarter	6,800	5,014	25.48	19.20
2012
1st quarter	7,699	6,015	31.66	24.10
2nd quarter	7,900	6,120	32.77	24.11
3rd quarter	6,814	6,041	28.75	24.83
4th quarter	7,650	6,555	32.00	27.09
2013
1st quarter	7,997	7,375	34.07	31.06
2nd quarter	8,210	6,400	34.95	24.95
3rd quarter	7,850	6,500	30.25	26.00
4th quarter	6,985	5,900	27.95	22.89

Last six months
October 2013	6,985	6,700	27.95	26.55
November 2013	6,935	6,146	27.12	23.56
December 2013	6,505	5,900	24.52	22.89
January 2014	6,400	5,699	24.22	20.52
February 2014	6,325	5,670	22.62	20.46
March 2014	6,400	6,115	23.42	21.40

(1)     On December 20, 2012, there was an ADR ratio change from 1 ADR to 5 common shares, to a new ratio of 1 ADR to 2 common shares. Prices shown above take into account this change.

Significant trading suspensions of the Company's stock have not occurred in the last three years.

Plan of distribution

Not applicable.

Markets

Our common stock is currently traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaíso Stock Exchange under the symbol “CCU.”  The Santiago Stock Exchange accounted for approximately 90.7%, 83.9% and 90.1% of the trading volume of our common stock in Chile in the last three years, respectively.  The remaining 9.3%, 16.1% and 9.9% respectively, was traded mainly on the Chile Electronic Stock Exchange.  Shares of our common stock were traded in the United States on the NASDAQ stock exchange between September 24, 1992 and March 25, 1999 and on the NYSE since March 26, 1999, in the form of ADSs, under the symbol “CCU”, with such ADSs being evidenced by ADRs, which until December 20, 2012, had each represented five shares of our common stock.  Starting on December 20, 2012, the ratio was changed so that each ADS represented two shares of our common stock.  The ADSs are issued under the terms of a deposit agreement dated September 1, 1992, as amended on December 3, 2012, among us, JPMorgan, as depositary, and the holders from time to time of the ADSs.

The trading volume of our ADSs in the NYSE in the last three years is as follows:

Year	Quarter	Traded Volume(1)
		(thousands of ADS)

2011	1st quarter	6,754
	2nd quarter	6,187
	3rd quarter	7,024
	4th quarter	6,045
	Total	26,010

2012	1st quarter	6,023
	2nd quarter	8,901
	3rd quarter	6,459
	4th quarter	6,119
	Total	27,502

2013	1st quarter	6,030
	2nd quarter	9,663
	3rd quarter	12,430
	4th quarter	11,706
	Total	39,829

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

The last amendment to our articles of association, which incorporates the resolutions of the extraordinary shareholders’ meeting held on June 18, 2013, that approved to increase the capital of the company, by the issuance of 51,000,000 shares,, were set forth in a public deed dated June 18, 2013, executed before the notary public of Santiago, Eduardo Diez Morello, an extract of which was recorded on the folio 48,216
N° 32,190 of the Santiago Registry of Commerce for 2013, published in the Official Gazette on June 25, 2013.

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

Ownership threshold.  Our bylaws do not contain any ownership threshold above which shareholder ownership must be disclosed.  For a description of the ownership thresholds mandated by Chilean law, see “– Rights, preferences and restrictions regarding shares” above.

Our bylaws do not impose any conditions that are more stringent than those required by law for effecting changes in our capital.

Material Contracts

Not applicable.

Exchange Controls

General Legislation and Regulations. The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. See “Item 3. Key Information – Selected Financial Data – Exchange Rates.” Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 – which registration guarantees the investor access to the Formal Exchange Market – or with the Central Bank of Chile under Chapter XIV of the Central Bank Foreign Exchange Regulations – which regulation regulates foreign exchange transactions, including access to the Formal Exchange Market.

Effective April 19, 2001, the Central Bank of Chile abrogated the then existing Chapter XXVI of the Central Bank Foreign Exchange Regulations (“Chapter XXVI”), which addressed issuance of ADSs by a Chilean company, and issued an entirely new set of Foreign Exchange Regulations (the “April 19th Regulations”), virtually eliminating all the restrictions and limitations that had been in force up to that date.  The April 19th Regulations were based upon the general principle that foreign exchange transactions can be made freely in Chile by any person, notwithstanding the power conferred by law to the Central Bank of Chile of imposing certain restrictions and limitations to such transactions.

With the issuance of the April 19th Regulations, the approval by the Central Bank of Chile required for access to the Formal Exchange Market was replaced with the requirement of reporting of the relevant transactions to the Central Bank of Chile. However, some foreign exchange transactions, notably foreign loans, capital investment or deposits, continued to be subject to the requirement of being effected through the Formal Exchange Market. The April 19th Regulations reduced the time needed to effect foreign exchange transactions by foreign investors in Chile.

According to the April 19th Regulations, foreign exchange transactions done before April 19, 2001, remained subject to the regulations in effect at the time of the transactions (i.e. Chapter XXVI), unless the interested parties elected the applicability of the April 19th Regulations, thereby expressly waiving the applicability of the regulations in force at the time of the execution of the respective transaction.

On January 23, 2002, the Central Bank of Chile issued an entirely new set of Foreign Exchange Regulations, effective as from March 1st, 2002, replacing the April 19th Regulations (the “New Rules”). The New Rules preserve the general principle established in the April 19th  Regulations of freedom in foreign exchange transactions, simplified procedures to reduce the time needed to materialize foreign exchange transactions by foreign investors in Chile, and introduced several new provisions.

Pursuant to the New Rules, Chilean entities are allowed, under Chapter XIV, which governs credits, deposits, investments and capital contribution from abroad, to: (i) dispose of such foreign currency allocated abroad, executing any of the transactions contemplated in Chapter XIV, without the need of delivering it into Chile, subject to the obligation of reporting said transaction to the Central Bank of Chile; and (ii) capitalize any liability expressed in foreign currency and acquired abroad.

According to the New Rules, foreign exchange transactions made pursuant to Chapter XIV, executed before April 19, 2001, were to continue to be subject to the regulations in effect at the time of the transactions, unless the interested parties elect the applicability of the New Rules, expressly waiving the applicability of the provisions which would otherwise govern them.

In connection with our initial public offering of ADSs, we entered into a foreign investment contract (the “Foreign Investment Contract”) with the Chilean Central Bank and the Depositary, pursuant to Article 47 of the Central Bank Act and former Chapter XXVI.  Absent the Foreign Investment Contract, under Chilean exchange controls in force until April 19, 2001, investors would not have been granted access to the Formal Exchange Market for the purpose of converting Chilean pesos to U.S. dollars and repatriating from Chile amounts received in respect of, among other things, deposited Shares or Shares withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying Shares and any rights with respect thereto).

Notwithstanding the April 19th Regulations and the New Rules, Chapter XXVI remained in force with respect to our ADR facility. On March 3, 2014, we, the Central Bank of Chile and the Depositary executed an agreement that terminated the Foreign Investment Contract. Consequently, the special exchange regime established under Chapter XXVI is no longer applicable. The Deposit Agreement, therefore, and the Company’s ADR program became subject to the exchange regulations of general applicability of Chapter XIV or such new regulations that may be issued in the future.

The ADS facility is currently governed by Chapter XIV on “Regulations applicable to Credits, Deposits, Investments and Capital Contributions from Abroad”. According to Chapter XIV, the establishment of an ADS facility is regarded as an ordinary foreign investment, subject to the above mentioned limitations, and it is not necessary to seek the Central Bank’s prior approval in order to establish an ADS facility. The establishment of an ADS facility only requires that the Central Bank be informed of the transaction, and that the transactions thereunder be conducted through the Formal Exchange Market.

Investment in Our Shares and ADSs

Investments made in shares of our common stock are subject to the following requirements:

-        any foreign investor acquiring shares of our common stock who brought funds into Chile for that purpose must bring those funds through an entity participating in the Formal Exchange Market;

-        any foreign investor acquiring shares of our common stock to be deposited and converted into ADSs who brought funds into Chile for that purpose must bring those funds through an entity participating in the Formal Exchange Market;

-        in both cases, the entity of the Formal Exchange Market through which the funds are brought into Chile must report such investment to the Central Bank;

-        all remittances of funds from Chile to the foreign investor upon the sale of the acquired shares of our common stock or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market;

-        all remittances of funds from Chile to the foreign investor upon the sale of shares underlying ADSs (after conversion is implemented through the Depositary) or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market; and

-        all remittances of funds made to the foreign investor must be reported to the Central Bank by the intervening entity of the Formal Exchange Market.

When funds are brought into Chile for a purpose other than to acquire shares, deposit them and convert into ADSs and subsequently such funds are used to acquire shares to be deposited  and converted into ADSs, such investment must be reported to the Central Bank by the foreign investor (or its custodian in Chile) within ten days following the end of each month.

When funds to acquire shares of our common stock or to acquire shares, deposit them and convert into ADSs are received by us abroad (i.e., outside of Chile), such investment must be reported to the Central Bank directly by the foreign investor within ten days following the end of the month in which the investment was made.

When funds to acquire shares of our common stock or to acquire shares, deposit them and convert into ADSs are received by us in Chile, such investment must be reported to the Central Bank directly by an entity participating in the Formal Exchange Market on the day the investment is made.

All payments in foreign currency in connection with our shares of common stock or ADSs made from Chile through the Formal Exchange Market must be reported to the Central Bank by the entity participating in the transaction. In the event there are payments made with foreign currency originating outside of Chile, the foreign investor must provide the relevant information to the Central Bank directly within the first ten calendar days of the month following the date on which the payment was made.

There can be no assurance that additional Chilean restrictions applicable to the holders of shares of our common stock or ADSs, the disposition of shares of our common stock underlying ADSs or the conversion or repatriation of the proceeds from such disposition will not be imposed in the future, nor can we assess the duration or impact of such restrictions if imposed.

This summary does not purport to be complete and is qualified by reference to Chapter XIV of the Central Bank Foreign Exchange Regulations, a copy of which is available in Spanish and English versions at the Central Bank’s website at www.bcentral.cl.

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

Capital Gains.  Gain realized on the sale, exchange or other disposition by a foreign holder of ADSs (or ADRs evidencing ADSs) will not be subject to Chilean taxation, provided that such disposition occurs outside Chile or that it is performed under the rules of Title XXIV of the Chilean Securities Market Law, as amended by Law N° 19,601, dated January 18, 1999.  The deposit and withdrawal of shares of common stock in exchange for ADRs will not be subject to any Chilean taxes.

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

United States Federal Income Tax Considerations

The following discussion summarizes the principal U.S. federal income tax considerations relating to the acquisition, ownership and disposition of Common Stock or ADSs by a U.S. holder (as defined below) holding such Common Stock or ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment).  This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations.  This summary does not describe any implications under state, local or non-U.S. tax law, or any aspect of U.S. federal tax law (such as the estate tax, gift tax or the Medicare tax on net investment income) other than U.S. federal income taxation.

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

Under current law, the U.S. dollar amount of dividends by an individual with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.”  Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date, and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”).  The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed.  However, no assurances can be given that the ADSs will be or remain readily tradable.  Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2013 taxable year.  In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2014 taxable year.  Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) tax year.

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

Under recently issued temporary regulations effective for taxable years ending on or after December 30, 2013, a U.S. Holder who owns Common Stock or ADSs during any taxable year that we are a PFIC in excess of certain de minimus amounts and fails to qualify for certain other exemptions would be required to file IRS Form 8621. In addition, under certain circumstances, the temporary regulations also require a “United States person” (as such term is defined under the Code) that owns an interest in a PFIC as an indirect shareholder through one or more United States persons to file Form 8621 for any taxable year during which such indirect shareholder is treated as receiving an excess distribution in connection with the ownership or disposition of such interest, or reports income pursuant to mark-to-market election. U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to the Common Stock or ADSs.

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

“Specified Foreign Financial Asset” Reporting

Owners of “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their U.S. federal income tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.

Prospective purchasers should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations as well as any additional tax consequences resulting from purchasing, holding or disposing of Common Stock or ADSs, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction, including estate, gift, and inheritance laws.

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

Qualitative Information About Market Risk

Interest Rate Sensitivity

As of December 31, 2013, we had a total CLP11,840 million in debt indexed to LIBOR (CLP14,156 million as of December 31, 2012). Consequently, as of December 31, 2013, our financing structure consisted (without taking into account the cross currency swaps effects) of 5% (6% in 2012) of debt with variable interest rates, and 95% (94% in 2012) of debt with fixed interest rates.

To manage the interest rate risk, we have an interest rate administration policy that intends to reduce the volatility of our financial expenses, and to maintain an ideal percentage of our debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term debt, as well as derivative instruments such as cross-currency interest rate swaps.

As of December 31, 2013, after considering the effect of interest rates and currency swaps, 100% (99% in 2012) of our long-term debt had fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2013, including exchange rates, interest rates, maturities and effective interest rates are detailed in Note 27 to our audited financial statements included elsewhere in this annual report.

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

During 2013, we purchased 32,203 tons of malt (32,300 tons in 2012) and 54,162 tons of barley (48,396 tons in 2012). CCU Argentina acquires malt only from local producers. This raw material accounts for approximately 30% of the direct costs of beer. See “Item 4: Information on the Company – Business Overview – Operating Segments Information – Our Beer Chile business – Raw Materials and other supplies” and “Item 4: Information on the Company – Business Overview – Operating Segments Information– Our Beer Argentina business– Raw Materials.”  We do not hedge these transactions.  Rather, we negotiate yearly contracts with malt suppliers.

Concentrates, sugar and plastic resin. The principal raw material used in the production of non-alcoholic beverages are concentrates, which are mainly acquired from licensees, sugar and plastic resin for the manufacturing of plastic bottles and containers. We generally purchase our sugar requirements from Empresas Iansa S.A., the sole producer of sugar in Chile, as well as from imports. Plastic resin is also imported. The Company is exposed to price fluctuation risks with regards to these raw materials, which jointly represent 56% of the direct cost of the non-alcoholic beverages. See “Item 4: Information on the Company – Business Overview – Operating Segment Information – Our Non-Alcoholic business – Our Non-alcoholic Beverage production and Marketing in Chile – Raw Materials and Other Supplies.”  We do not hedge these transactions.

Grapes and wine. The principal raw materials used by our wine subsidiary VSPT in the production of wine are its own harvested grape as well as purchased grapes and wine. VSPT obtains approximately 31% of the grapes used for export wines from its own vineyards, thereby reducing grape price volatility and ensuring quality consistency.  Approximately 90% of the wine or grape supply for the production of the wine sold in the domestic market is purchased from third parties.  During 2013, VSPT purchased 55% of the necessary grapes and wine on the basis of yearly contracts at fixed prices from third parties.  Spot transactions for wine are executed from time to time depending on additional wine needs.  During the last three years VSPT bought grapes and wine in Chile in the amount, CLP38,705 million, CLP35,473 million and CLP29,843 million, respectively.   See “Item 4: Information on the Company – Business Overview – Operating Segments Information – Wine Operating Segment – Raw Materials and other supplies.”

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

As of December 31, 2013, we maintained in Chile foreign currency obligations amounting to CLP46,598 (CLP37,348 million in 2012), mostly denominated in U.S. dollars. Foreign currency obligations accruing variable interest rates (CLP11,840 million in 2013 and CLP14,156 million in 2012) represented 5% (6% in 2012) of the total of such obligations. The remaining 95% (94% in 2012) is denominated in inflation-indexed Chilean pesos. In addition, we maintain foreign currency assets of CLP41,416 million (CLP35,306 million in 2012) that mainly correspond to exports accounts receivable.

Regarding the Argentine subsidiaries operations, the liability net exposure in U.S. dollars and other currencies amounted to CLP9,412 million as of December 31, 2013 (CLP4,794 million in 2012).

Regarding the Uruguayan subsidiaries operations, the liability net exposure in U.S. dollars and other currencies amounted to CLP467 million as of December 31, 2013.

To protect the value of the foreign currency assets and liabilities net position of our Chilean operations, we enter into derivative agreements (currency forwards) to hedge against any variation in the Chilean peso as compared to other currencies.

As of December 31, 2013, our assets (liabilities) net exposure in foreign currencies, after the use of derivative instruments, amounted to CLP1,069 million (CLP2,933 million in 2012).

In 2013, of our total sales, 8% (9% in 2012) correspond to export sales made in foreign currencies, mainly U.S. dollars, euro, sterling pound, and of the total costs, 57% (57% in 2012) correspond to raw material and product purchases in foreign currencies, or indexed to such currencies. We do not actively hedge the variations in the expected cash flows from such transactions.

On the other hand, we are exposed to exchange rate movements related to the conversion from Argentine and Uruguayan pesos to Chilean pesos in the income, assets and liabilities of our subsidiaries in Argentina. We do not actively hedge the risks related to this conversion at our subsidiaries, the effects of which are recorded in Equity. As of December 31, 2013, the net investment in our Argentine, Uruguayan and Paraguayan subsidiaries amounted to CLP84,363 million (CLP92,746 million in 2012),CLP8,815 million and CLP11,255 million, respectively.

Quantitative Information About Market Risk

Interest Rate Sensitivity

Most of our debt is at a fixed interest rate, so it is not exposed to fluctuations in interest rates. As of December 31, 2013, our interest-bearing debt amounted to CLP263,251 million (see note 27 to the consolidated financial statements), 95% of which was fixed debt and 5% of which was variable-rate debt.

The following table summarizes debt obligations with interest rates by maturity date, the related weighted-average interest rates and fair values:

Interest - Bearing Debts as of December 31, 2013
(millions of Ch$, except percentages)

Contractual Maturity Date
		2014	2015	2016	2017	2018	Thereafter	Total	Fair Value
	Interest bearing liabilities
Fixed rate
Ch$	Bonds and Banks	81,983	9,040	9,040	24,795	7,645	109,811	242,313	188,597
	Interest rate	3.3%	5.0%	5.0%	6.2%	4.6%	4.9%

US$		5,319	73	73				5,465	5,465
	Average interest rate	1.2%	1.8%	1.8%				1.2%

EUR		4,671						4,671	4,671
	Average interest rate	0.8%						0.8%

	Argentine pesos	24,655	9,132	3,407	2,623	2,233	1,799	43,849	43,849
	Average interest rate	17.5%	15.0%	15.0%	15.0%	15.0%	15.0%	17.5%

	Uruguayan pesos	1,447						1,447	1,447
	Average interest rate	1.8%						1.8%

	Variable rate
US$		70	2,167	10,074				12,311	132
	Average interest rate	Libor + 1,26%

	Non interest bearing liabilities
	Derivate Contract
	Cross Currency Swap:
	Receive US$ at Libor + 1.36	178	195	7,365				7,737	7,737
	Pay US$ at 3.6%	190	187	5,115
	Pay EUR at 2.75%	140	89	2,204				2,433	2,433
	Forwards	661						661	661

Commodity Price Sensitivity

The major commodity price sensitivity faced by us relate to fluctuations in malt prices.

The following table summarizes information about our malt, barley, sugar and bulk wine inventories and futures contracts that are sensitive to changes in commodity prices, mainly malt prices.  For inventories, the table presents the carrying amount and fair value of the inventories and contracts as of December 31, 2013.  For these contracts the table presents the notional amount in tons, the weighted average contract price, and the total dollar contract amount by expected maturity date.

Commodity Price Sesitivity as of December 31, 2013

	Carrying Amount						Fair Value
On Balance Sheet Position
Malt inventory (millions of CLP)	9.875						10.374
Bulk wine inventory - raw material	33.677						32.631

	Expected Maturity						Fair Value
	2014	2015	2016	2017	2018	Thereafter
Purchase Contracts
Malt:
Fixed Purchase Volume (tons)	33.126	36.058	10.780
Weighted Average Price (US$ per ton)(*)	572	572	572
Contract Amount (thousands of US$)	18.959	20.637	6.170				48.078
Sugar:
Fixed Purchase Volume (tons)	75.614
Weighted Average Price (US$ per ton)(*)	600
Contract Amount (thousands of US$)	45.368						43.841
Grapes:
Fixed Purchase Volume (tons)	20.169	15.902	5.765	1.637	1.537	2.274
Weighted Average Price (CLP per liter)(*)	197	192	246	447	456	457
Contract Amount (thousands of CLP)	3.973	3.049	1.416	0.732	0.700	1.039	11.689
Wine:
Fixed Purchase Volume (tons)	8.498
Weighted Average Price (CLP per liter)(*)	286
Contract Amount (thousands of CLP)	2.432						2.430

(*) Weighted average price estimation is calculated based on expected market prices. Prices to be paid by us are adjusted based on current market conditions.

As of December 31, 2013 we had malt purchase contracts for US$76.5 million, compared with US$94.6 million as of December 31, 2012.

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

The following table summarizes our debt obligations, cash and cash equivalents, accounts receivable and derivative contracts in foreign currencies as of December 31, 2013 in millions of Chilean pesos, according to their maturity date, weighted-average interest rates and fair values:

	Exchange Rate Sensitivity as of December 31, 2013
	(millions of Ch$, except percentages and exchange rate)

Contractual Maturity Date
	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value
Debt Obligations
Variable rate (US$)
Short and medium term	70	2,167	10,074	-	-	-	12,311	132
Average int.rate	Libor + 1,26%						Libor + 1,26%
Fixed rate (US$)
Short term	5,319						5,319	5,319
Interest rate	1.2%						1.2%
Fixed rate (Argentina $)
Short term	24,655	9,132	3,407	2,623	2,233	1,799	43,849	43,849
Interest rate	17.5%	15.0%	15.0%	15.0%	15.0%	15.0%	17.5%

Cash and Cash
Equivalents
US$	1,579						1,579	1,579
Others	4,369						4,369	4,369
TOTAL	5,948						5,948	5,948

Accounts Receivables
US$	23,341						23,341	23,341
EUR	7,263						7,263	7,263
Others	43,462						43,462	43,462
TOTAL	74,066						74,066	74,066

Contractual Maturity Date
Notional	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value
amount
Derivate Contracts (in
thousand of US$)
Receive US$	US$339	US$371	US$14,038
Pay US$	US$362	US$356	US$9,749
Pay EUR	US$266	US$170	US$4,201

ITEM 12: Description of Securities Other than Equity Securities

12.D.3. Depositary Fees and Charges

JPMorgan Chase Bank, N.A. (JP Morgan) is the depositary of CCU shares in accordance with the amended and restated Deposit Agreement, dated July 31, 2013, entered into by and among CCU, JP Morgan, as depositary, and all owners from time to time of ADSs issued by CCU (“Deposit Agreement”).

Pursuant to the Deposit Agreement, holders of our ADSs may have to pay to JP Morgan, either directly or indirectly, fees or charges up to the amounts set forth in the table below.

Service	Fee
Issuance of ADSs	US$5 per each 100 ADSs issued
Cancellation of ADSs	US$5 per each 100 ADSs canceled
Cash distributions	US$0.05 or less per ADS

During each year, the Depositary will collect fees of US$0.05 or less per ADS per calendar year for administering the ADSs.

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

12.D.4. Depositary Payments

In 2013, the following reimbursements were made by JPMorgan, pursuant to the corresponding tax retention, in connection with our ADR program:

Expenses	US$ in thousands amount (*)
Documents Edgard and filing	7.9
20F legal review	177.3
FASB fee	0.9
PCAOB fee	7.5
NYSE annual Fee	60.0
Teleconferencing	1.0
20F auditing fees	10.9
Conferences and Non-deal road show	53.7

Total	319.3

(*) includes 30% tax retention

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15: Controls and Procedures

(a) Controls and Procedures. The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2013. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2013.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting.  Our management, including our CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting and has assessed the effectiveness of our internal control over financial reporting as of December 31, 2013 based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) (1992) and, based on such criteria, our management has concluded that, as of December 31, 2013 our internal control over financial reporting is effective.

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

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears herein.

(c) Attestation Report of the Registered Public Accounting Firm.  See page F-2 of our audited consolidated financial statements.

(d) Changes in Internal Control over Financial Reporting.  There has been no change in our internal control over financial reporting during 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(e) Whistle-blowing procedure. We have a whistle-blowing procedure which allows any employee of CCU, of its associates or any person, to communicate to a designated person questionable practices or activities that constitute a breach of accounting procedures, internal controls, audit matters and the Code of Business Conduct.

ITEM 16A: Audit Committee Financial Expert

In the board of directors meeting of April 10, 2013, after the election of a new board at the Shareholders´ meeting, the Board of Directors appointed the following members to our Audit Committee: Messrs.Vittorio Corbo and Philippe Pasquet. Mr. Pasquet and Mr. Corbo meet the independence criteria contained in the Exchange Act and the NYSE Rules.

We do not have an audit committee financial expert serving on our Audit Committee, as such term is defined under Item 407 of Regulation S-K. We do not have an audit committee financial expert because we are not required to appoint one under Chilean law.

ITEM 16B: Code of Ethics

We have adopted a Code of Business Conduct that applies to all of our executive officers and employees.  Our Code of Business Conduct is available on our website at www.ccu.cl  or www.ccuinvestor.com.  Our code of ethics was updated in January 4, 2014 and no waivers, either explicit or implicit, of provisions of the code of ethics have been granted to the Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer.  The information on our website is not incorporated by reference into this document.

In December 2013, we adopted a Code of Conduct of the Board of Directors that applies to all of the members of our board of directors.  This code of conduct is available on our website at www.ccu.cl  or www.ccuinvestor.com.  The code of conduct sets forth certain basic principles intended to guide the actions of our directors, as well as certain procedures, policies and corporate governance best practices.  The code of conduct covers matters of confidentiality, access to independent experts, orientation of newly elected directors and review of information regarding candidates for election to the board of directors.  The code of conduct also establishes rules and procedures regarding conflicts of interest.  The information on our website is not incorporated by reference into this document.

ITEM 16C: Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2012 and 2013:

	2012	2013
	(millions of CLP)	(millions of CLP)
Audit Fees	315	430
Audit-Related Fees	9	6
Tax Fees	0	0
All Other Fees	23	158
Total Fees	347	593

“Audit fees” in the above table are the aggregate fees billed by PricewaterhouseCoopers in connection with the review and audit of our semi-annual and annual consolidated financial statements, as well as the review of other fillings. “Audit-related fees” are the aggregate fees billed by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations relating to the review of the new system of consolidation of the financial statements.  “Tax fees” are fees billed by PricewaterhouseCoopers associated with the issuance of certificates for tax and legal compliance purposes. “All Other Fees” are expenses mostly services related to CCU capital increase and Due Diligence, among others in 2013.

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

Under the amendment to the Chilean Corporations Act, in effect as of January 1, 2010, an open-stock corporation must have at least one independent director (out of a minimum of seven directors) when its market capitalization reaches or exceeds 1.5 million Unidades de Fomento (as of March 31, 2014 approximately CLP35,410 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares. In addition, the Chilean Corporation Act enumerates a number of relationships that preclude independence. Chilean law also establishes a number of principles of general applicability designed to avoid conflicts of interests and to establish standards for related party transactions.  Specifically, directors elected by a group or class of shareholders have the same duties to the company and to the other shareholders as the rest of the directors, and all transactions with the company in which a director has an interest must be in the interest of and for the benefit of the company, relative in price, terms and conditions to those prevailing in the market at the time of its approval and comply with the requirements and procedures set forth in Chapter XVI of the Chilean Corporation Act. See “Item 7: Major Shareholders and Related Party Transactions.”

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

Under Chilean law, the only board committee that is required is the directors committee (comité de directores), composed of three members, such committee having a direct responsibility to (a) review the company’s financial statements and the independent auditors’ report and issue an opinion on such financial statements and report prior to their submission for shareholders’ approval, (b) make recommendations to the board of directors with respect to the appointment of independent auditors and risk rating agencies, (c) review related party transactions, and issue a report on such transactions, (d) review the managers, principal executive officers’ and employees’ compensation policies and plans and (e) to prepare an annual report of the performance of its duties, including the principal recommendations to shareholders; (f) advise the board of directors as to the suitability of retaining non-audit services from its external auditors, if the nature of such services could impair their independence; and (g) perform other duties as defined by the company’s bylaws, by the general shareholders’ meeting or by the board. Requirements to be deemed an independent director are set forth in “Item 6: Directors, Senior Management and Employees – Board Practices –  Directors Committee.”

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

We have also adopted a code of conduct that applies to all members of our board of directors.  A copy of this code is available on our website at www.ccu.cl  or www.ccuinvestor.com.  The information on our website is not incorporated by reference into this document.

Manual of Information of Interest to the Market.  In 2008, the SVS promulgated new rules which require public companies to adopt a manual regarding disclosure of information of interest to the market, board members and executives shares transactions and blackout periods for such transactions.  This manual applies to our directors, the directors of our subsidiaries, our executive officers, some of our employees which may be in possession of confidential, reserved or privileged information of interest, and to our advisors.  The manual took effect on June 1, 2008.  A copy of the manual regarding disclosure of information of interest to the market, as amended on March 18, 2010, is available in our website at www.ccu.cl  or www.ccuinvestor.com.  The information on our website is not incorporated by reference into this document.

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

ITEM 18: Financial Statements

See Annex for the Financial Statements

ITEM 19: Exhibits

Index to Exhibits

1.1	Unofficial English translation of the By-laws of the Company (incorporated by reference to Exhibit 3.1 of the Company’s registration statement on Form F-3 (File No. 333-190641) filed on August 8, 2013).

8.1	Compañía Cervecerías Unidas S.A. significant subsidiaries (incorporated by reference to Exhibit 8.1 of Compañía Cervecerías Unidas S.A. Annual Report on Form 20-F for the year ended December 31, 2003, filed on June 24, 2004).

12.1	Certification of Chief Executive Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PricewaterhouseCoopers.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Compañía Cervecerias Unidas S.A.

By:	/s/ Patricio Jottar
Name: Patricio Jottar
Title: Chief Executive Officer

Date: April 29, 2014

CCU - Management’s Report on Internal Controls over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal controls over financial reporting and has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 based on the criteria established in “Internal Control – Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2013, our internal control over financial reporting is effective.

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

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears herein.

There has been no change in our internal control over financial reporting during 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

By:	/s/ Patricio Jottar
Chief Executive Officer

/s/ Felipe Dubernet
Chief Financial Officer

Dated:  February 13, 2014

Distribution:
Investor Relation Manager
PricewaterhouseCoopers
Chief Financial Officer
Legal Affairs Manager

COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS (Figures expressed in thousands of Chilean pesos) as of and for the year ended December 31, 2013 pwc

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Compañía Cervecerías Unidas S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of income, comprehensive income, shareholder´s equity and cash flows present fairly, in all material respects, the financial position of Compañía Cervecerías Unidas S.A. and its subsidiaries at December 31, 2013 and 2012 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audit. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

INDEX

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (ASSETS)		4
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (LIABILITIES AND EQUITY)		5
CONSOLIDATED STATEMENT OF INCOME		6
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME		7
STATEMENT OF CHANGES IN EQUITY		8
CONSOLIDATED STATEMENT OF CASH FLOW		9
NOTE 1 GENERAL INFORMATION		10
NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES		15
2.1	Basis of preparation	15
2.2	Basis of consolidation	16
2.3	Financial information as per reportable segments	17
2.4	Foreign currency and unidad de fomento (Adjustment unit)	18
2.5	Cash and cash equivalents	19
2.6	Financial instruments	19
2.7	Financial asset impairment	21
2.8	Inventories	21
2.9	Other non-financial assets	21
2.10	Property, plant and equipment	21
2.11	Leases	22
2.12	Investment property	22
2.13	Biological assets	22
2.14	Intangible assets other than goodwill	23
2.15	Goodwill	23
2.16	Impairment of non-financial assets other than goodwill	23
2.17	Assets of a disposal group held for sale	24
2.18	Income taxes	24
2.19	Employees benefits	25
2.20	Provisions	25
2.21	Revenue recognition	25
2.22	Commercial agreements with distributors and supermarket chains	26
2.23	Cost of sales of products	26
2.24	Other expenses by function	26
2.25	Distribution expenses	26
2.26	Administration expenses	26
2.27	Environment liabilities	27
NOTE 3 ESTIMATES AND APPLICATION OF PROFESSIONAL JUDGMENT		27
NOTE 4 ACCOUNTING CHANGES		27
NOTE 5 RISK ADMINISTRATION		27
NOTE 6 FINANCIAL INSTRUMENTS		34
NOTE 7 FINANCIAL INFORMATION AS PER REPORTABLE SEGMENTS		40
NOTE 8 BUSINESS COMBINATIONS		50
NOTE 9 NET SALES		52
NOTE 10 NATURE OF COST AND EXPENSE		52
NOTE 11 FINANCIAL RESULTS		53
NOTE 12 OTHER INCOME BY FUNCTION		53

Compañía Cervecerías Unidas S.A. Consolidated Statement of Financial Position (Assets) (Figures expressed in thousands of Chilean pesos)

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS	Notes	As of December 31, 2013	As of December 31, 2012
		ThCh$	ThCh$
Current assets
Cash and cash equivalent	14	408,853,267	102,337,275
Other financial assets	6	4,468,846	1,380,474
Other non-financial assets	18	21,495,398	16,376,293
Accounts receivable-trade and other receivables	15	211,504,047	204,570,870
Accounts receivable from related companies	16	9,610,305	9,611,990
Inventories	17	153,085,845	141,910,972
Taxes receivables	26	9,139,406	19,287,830
Total current assets different from assets of disposal group held for sale		818,157,114	495,475,704
Assets of disposal group held for sale	24	339,901	412,332
Total assets of disposal group held for sale		339,901	412,332
Total current assets		818,497,015	495,888,036

Non-current assets
Other financial assets	6	38,899	65,541
Other non-financial assets	18	15,281,111	23,239,482
Accounts receivable from related companies	16	350,173	414,115
Investment accounted by equity method	19	17,563,028	17,326,391
Intangible assets other than goodwill	20	64,033,931	60,932,038
Goodwill	21	81,872,847	70,055,369
Property, plant and equipment (net)	22	680,994,421	612,328,661
Biological assets	25	17,662,008	18,105,213
Investment property	23	6,901,461	6,560,046
Deferred tax assets	26	24,525,361	23,794,919
Total non-current assets		909,223,240	832,821,775
Total Assets		1,727,720,255	1,328,709,811

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. Consolidated Statement of Financial Position (Liabilities and Equity) (Figures expressed in thousands of Chilean pesos)

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY	Notes	As of December 31, 2013	As of December 31, 2012
LIABILITIES		ThCh$	ThCh$
Current liabilities
Other financial liabilities	27	120,488,188	54,874,267
Accounts payable-trade and other payables	28	183,508,115	165,392,448
Accounts payable- to related companies	16	7,286,064	8,013,545
Other short-term provisions	29	833,358	401,849
Tax liabilities	26	10,916,865	7,096,722
Employee benefits provisons	31	20,217,733	15,901,531
Other non-financial liabilities	30	65,878,578	62,849,254
Total current liabilities		409,128,901	314,529,616
Non-current liabilities
Other financial liabilities	27	142,763,030	209,122,735
Others accounts payable	28	841,870	724,930
Accounts payable to related companies	16	377,020	2,391,810
Other long-term provisions	29	2,135,122	1,493,280
Deferred tax liabilities	26	73,033,414	76,758,012
Employee benefits provisions	31	15,196,620	13,171,142
Total non-current liabilities		234,347,076	303,661,909
Total liabilities		643,475,977	618,191,525

EQUITY
Equity attributable to equity holders of the parent	33
Paid-in capital		562,693,346	231,019,592
Other reserves		(65,881,809)	(48,146,228)
Retained earnings		491,864,319	430,346,315
Subtotal equity attributable to equity holders of the parent		988,675,856	613,219,679
Non-controlling interests	32	95,568,422	97,298,607
Total Shareholders' Equity		1,084,244,278	710,518,286
Total Liabilities and Shareholders' Equity		1,727,720,255	1,328,709,811

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. Consolidated Statement of Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF INCOME

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31.
		2013	2012	2011
		ThCh$	ThCh$	ThCh$
Net sales	9	1,197,226,510	1,075,689,894	969,550,671
Cost of sales	10	(536,696,634)	(493,087,247)	(447,861,535)
Gross margin		660,529,876	582,602,647	521,689,136
Other income by function	12	5,508,863	5,584,572	21,312,287
Distribution costs	10	(221,701,175)	(186,588,731)	(150,071,122)
Administrative expenses	10	(93,289,698)	(85,387,566)	(77,097,849)
Other expenses by function	10	(162,782,032)	(135,022,711)	(123,014,899)
Other gains (losses)	13	958,802	(4,478,021)	3,010,058
Income from operational activities		189,224,636	176,710,190	195,827,611
Financial Income	11	8,254,170	7,692,672	7,086,555
Financial costs	11	(24,084,226)	(17,054,879)	(14,410,911)
Equity and income form joint ventures	19	308,762	(177,107)	(698,253)
Foreign currency exchange differences	11	(4,292,119)	(1,002,839)	(1,078,604)
Result as per adjustment units	11	(1,801,765)	(5,057,807)	(6,728,451)
Income before taxes		167,609,458	161,110,230	179,997,947
Income taxes	26	(34,704,907)	(37,133,330)	(45,195,746)
Net income of year		132,904,551	123,976,900	134,802,201

Net income attibutable to:
Equity holders of the parent		123,036,008	114,432,733	122,751,594
Non-controlling interests	32	9,868,543	9,544,167	12,050,607
Net income of year		132,904,551	123,976,900	134,802,201
Net income per share (Chilean pesos) from:
Continuing operations		370.81	359.28	385.40
Diluted earnings per share (Chilean pesos) from:
Continuing operations		370.81	359.28	385.40

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. Consolidated Statement of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the years ended December 31.
		2013	2012	2011
		ThCh$	ThCh$	ThCh$
Net income of year		132,904,551	123,976,900	134,802,201
Other income and expenses charged or credited againts equity
Cash flow hedges (2)	33	256,592	(826,120)	(239,524)
Exchange differences of foreign subsidiaries (2)	33	(17,054,187)	(21,230,019)	2,372,063
Gains (losses) from defined plans (2)	33	(469,987)	-	-
Income tax related with cash flow hedge (2)	33	(51,304)	189,525	42,580
Income tax relating to defined benefit plans (2)	33	105,151	-	-
Total other comprehensive income and expense		(17,213,735)	(21,866,614)	2,175,119
Comprehensive income and expense		115,690,816	102,110,286	136,977,320
Comprehensive income originated by:
Equity holders of the parent (1)		107,443,199	94,212,054	124,757,085
Non-controlling interests		8,247,617	7,898,232	12,220,235
Comprehensive income and expense		115,690,816	102,110,286	136,977,320

(1)     Corresponds to the income (loss) for the year where no income or expenses have been recorded directly againsts shareholder´s equity.

(2)     These concepts will be reclassified to the Consolidated Statement of Income when its settled.

.

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. Statement of Changes in Equity (Figures expressed in thousands of Chilean pesos)

STATEMENT OF CHANGES IN EQUITY

STATEMENT OF CHANGES IN EQUITY	Paid in capital		Other reserves				Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Shares premium	Currency translation difference	Hedge reserves (5)	Actuarial gains and losses on defined benefit plans reserves (5)	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2011	215,540,419	15,479,173	(27,171,910)	612,146	-	(10,559,464)	311,754,155	505,654,519	109,419,068	615,073,587
Changes
Interim dividends (1)	-	-	-	-	-	-	(19,428,675)	(19,428,675)	-	(19,428,675)
Interim dividends according to policy (2)	-	-	-	-	-	-	(41,947,122)	(41,947,122)	-	(41,947,122)
Other increase (decrease) in Equity	-	-	-	-	-	(59,870)	-	(59,870)	(10,211,694)	(10,271,564)
Effects business combination	-	-	-	-	-	-	-	-	4,382,116	4,382,116
Comprehensive income and expense	-	-	2,133,205	(127,714)	-	-	122,751,594	124,757,085	12,220,235	136,977,320
Total changes in equity	-	-	2,133,205	(127,714)	-	(59,870)	61,375,797	63,321,418	6,390,657	69,712,075
AS OF DECEMBER 31, 2011	215,540,419	15,479,173	(25,038,705)	484,432	-	(10,619,334)	373,129,952	568,975,937	115,809,725	684,785,662
Balanced as of January 1, 2012	215,540,419	15,479,173	(25,038,705)	484,432	-	(10,619,334)	373,129,952	568,975,937	115,809,725	684,785,662
Changes
Interim dividends (1)	-	-	-	-	-	-	(20,065,681)	(20,065,681)	-	(20,065,681)
Interim dividends according to policy (2)	-	-	-	-	-	-	(37,150,689)	(37,150,689)	-	(37,150,689)
Other increase (decrease) in Equity	-	-	-	-	-	-	-	-	(6,702,880)	(6,702,880)
Comprehensive income and expense	-	-	(19,637,257)	(583,422)	-	-	114,432,733	94,212,054	7,898,232	102,110,286
Increase (decrease) through changes in ownership interests in subsidaries that do not result in loss of control (3)	-	-	-	-	-	7,248,058	-	7,248,058	(19,706,470)	(12,458,412)
Total changes in equity	-	-	(19,637,257)	(583,422)	-	7,248,058	57,216,363	44,243,742	(18,511,118)	25,732,624
AS OF DECEMBER 31, 2012	215,540,419	15,479,173	(44,675,962)	(98,990)	-	(3,371,276)	430,346,315	613,219,679	97,298,607	710,518,286
Balanced as of January 1, 2013	215,540,419	15,479,173	(44,675,962)	(98,990)	-	(3,371,276)	430,346,315	613,219,679	97,298,607	710,518,286
Changes
Interim dividends (1)	-	-	-	-	-	-	(23,278,681)	(23,278,681)	-	(23,278,681)
Interim dividends according to policy (2)	-	-	-	-	-	-	(38,239,323)	(38,239,323)	-	(38,239,323)
Other increase (decrease) in Equity	-	-	-	-	-	-	-	-	(4,961,354)	(4,961,354)
Effects business combination	-	-	-	-	-	-	-	-	3,138,195	3,138,195
Comprehensive income and expense	-	-	(15,408,235)	164,099	(348,673)	-	123,036,008	107,443,199	8,247,617	115,690,816
Other increase (decrease) in Equity	15,479,173	(15,479,173)	-	-	-	-	-	-	-	-
Increase (decrease) through changes in ownership interests in subsidaries that do not result in loss of control (3)	-	-	-	-	-	2,867,444	-	2,867,444	(8,154,643)	(5,287,199)
Issuance Equity (4)	331,673,754	-	-	-	-	(5,010,216)	-	326,663,538	-	326,663,538
Total changes in equity	347,152,927	(15,479,173)	(15,408,235)	164,099	(348,673)	(2,142,772)	61,518,004	375,456,177	(1,730,185)	373,725,992
AS OF DECEMBER 31, 2013	562,693,346	-	(60,084,197)	65,109	(348,673)	(5,514,048)	491,864,319	988,675,856	95,568,422	1,084,244,278

(1)     Related to declared dividends at December 31 of each year and paid during January of the following year, as agreed by the Board of Directors.

(2)     Corresponds to the differences between CCU’s policy to distribuite a minimum dividend of at least 50% of the income (Note 33) and the interim dividends declared at December 31 of each year.

(3)     In 2013, the Company acquired additional interests in Viña San Pedro Tarapaca S.A. with a carrying value to ThCh$ 8,153,946 (ThCh$ 19,774,854 in 2012) for ThCh$ 5,627,425 (ThCh$ 12,521,899 in 2012) resulting in an increase to Other reserves of ThCh$ 2,526,520 (ThCh$ 7,252,955 in 2012) (Note 1 (1)). Additionaly, as a part of the balance of 2013 recorded ThCh$ 341,169 related to an increase in additional interest in Saenz Briones & Cía S.A.I.C.

(4)     See Note 33, paid in capital.

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. Consolidated Statement of Cash Flow December 31, 2013

CONSOLIDATED STATEMENT OF CASH FLOW

CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the years ended as of December 31,
		2013	2012	2011
		ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operational activities
Collection classes:
Proceeds from goods sold and services rendered		1,464,286,085	1,269,625,648	1,099,010,317
Other proceeds from operating activities		19,057,966	16,627,977	20,524,955
Types of payments:
Payments of operating activities		(950,888,252)	(804,986,368)	(671,823,189)
Payments of salaries		(145,277,349)	(126,605,495)	(104,241,713)
Other payments for operating activities		(154,495,134)	(174,403,470)	(147,127,916)
Dividends received		95,463	37,834	31,028
Interest paid		(21,112,371)	(15,257,385)	(12,022,016)
Interest received		8,244,764	8,318,557	6,748,317
Income tax reimbursed (paid)		(26,390,153)	(32,838,120)	(32,307,744)
Other cash movements		634,480	(1,674,431)	8,936,842
Net cash flows from (used in) operational activities		194,155,499	138,844,747	167,728,881

Cash flows from (used in) investing activities
Cash flows used for control of subsidaries or other businesses	14	(14,566,278)	(19,521,964)	(3,257,272)
Other Cash Payments To Acquire Interests In JointVentures	14	-	-	(2,456,489)
Proceeds from sale of property, plan and equipment		1,740,687	3,194,691	931,714
Acquisition of property, plant and equipment		(122,451,045)	(115,767,787)	(75,527,251)
Purchases of intangibles assets		(2,107,984)	(1,986,089)	(2,319,676)
Other cash movements		466,710	(259,227)	6,389,344
Net cash flows from (used in) investing activities		(136,917,910)	(134,340,376)	(76,239,630)

Cash flows from (used in) financing activities
Payments for changes in ownership interests in subsidaries	14	(5,627,425)	(12,521,899)	-
Proceeds from long-term loans		10,852,892	37,606,666	6,680,256
Porceeds from short-term loans		12,040,310	28,550,700	17,963,056
Total amount from loans		22,893,202	66,157,366	24,643,312
Loan from related entities		-	-	2,722,942
Loan payments		(22,343,703)	(62,424,910)	(6,024,782)
Proceeds from issuing shares		326,663,538	-	-
Payments of finance lease liabilities		(1,641,370)	(1,572,959)	(1,520,235)
Pays of loan from related entities		(1,479,201)	(142,569)	(7,169,295)
Dividends paid		(63,680,979)	(66,117,348)	(62,793,418)
Other cash movements		(3,162,277)	(3,544,966)	(15,096,775)
Net cash flows from (used in) financing activities		251,621,785	(80,167,285)	(65,238,251)

Net increase (decrease in cash equivalents, before the effect of changes in exchange rate		308,859,374	(75,662,914)	26,251,000
Effects of changes in exchange rates on cash and cash equivalents		(2,343,382)	(65,569)	157,506

Cash and cash equivalents, initial balance		102,337,275	178,065,758	151,657,252
Cash and cash equivalents, final balance	14	408,853,267	102,337,275	178,065,758

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 1 General Information

Compañía Cervecerías Unidas S.A. (CCU, or the Company or the Parent Company) was incorporated in Chile as an open stock company, and it is registered in the Securities Record of the Superintendencia de Valores y Seguros de Chile (Local Superintendence of Equity Securities, SVS) under Nº 0007, consequently, the Company is subject to Regulation by the SVS. The Company’s shares are quoted in Chile on the Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and it quotes its American Depositary Shares (ADS) on the New York Stock Exchange (NYSE). There was an amendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs. According to this Amendment, there was an ADS ratio change from 1 ADS to 5 common shares to a new ratio of 1 ADS to 2 common shares. There was no change to CCU's underlying ordinary shares. This action was effective on December 20, 2012, date against which shareholders' ownership was measured for the action was December 14, 2012. Existing ADRs continued to be valid with the amended number of shares and were not exchanged for new ADRs.

CCU is a diversified beverage company, with operations mainly in Chile, Argentina and Uruguay. CCU is the largest Chilean brewery, the second brewery in Argentina, the second largest producer of soft drinks in Chile, the second-largest wine producer in Chile, the largest bottler of mineral water and nectar in Chile and one of the largest pisco producer in Chile. It also participates in the business of Home and Office Delivery (“HOD”), in a business of home delivery of purified water in bottles through the use of dispensers, and in the rum and candy in industries Chile. It participates in the industry of the ciders, spirits and wines in Argentina and also participates in the industry of mineral water and soft drinks in Uruguay.

In Chile and abroad, CCU and its subsidiaries are the owners of a wide range of brands, under which market our products. In the domestic market, its portfolio of brands in the beer category consists among others of Cristal, Cristal Light, Cristal Cer0 ° 0, Escudo, Kunstmann, Austral, Dolbeck, Royal Guard, Royal Light, Morenita, Dorada and Lemon Stones. It holds exclusive license to produce and market Heineken. In Chile, the Company is the exclusive distributor of Budweiser beer.

In Argentina, CCU produces beers in its plants located in the cities of Salta, Santa Fe, and Luján. Its main brands are Schneider, Santa Fé, Salta, Córdoba, Imperial, Bieckert and Palermo, and are the holders of exclusive license for the production and marketing of Budweiser, Heineken and Armstel. CCU also imports Birra Moretti, Corona, Guiness, Negra Modelo and Kunstmann. Additionally, exports beer to different countries in the region mainly under the Schneider, Heineken and Budweiser brands. Besides, participates in the cider business, controlling of Saenz Briones and Sidra La Victoria. In these categories, its portfolio brands are Real, La Victoria, Saenz Briones 1888 and Apple Storm ciders, among others. Also participates in the spirits business, which is marketed under the brand El Abuelo.

In Uruguay, the Company participates in the mineral waters and soft drinks business with Native and Nix brand, respectively. In addition, it sells beers imported under Heineken brand.

In Paraguay, the Company participates in the non-alcoholic beverages and beer business since December 2013. Its portfolio of non-alcoholic brands consists of Pulp, Maxi, Watt's, Puro Sol, La Fuente, Villavicencio, Evian, Ser and Levite. These brands include own, licensed and imported. In the beer business, the Company imports Heineken, Carlsberg, Coors Light, Paulaner and Schneider, brands.

Within the non-alcoholic segment in Chile, CCU has the Bilz, Bilz Light, Pap, Pap Light, Kem, Kem Xtreme, Kem Xtreme Girl, Nobis, Cachantun, Cachantun Light, Cachantun Más and Porvenir brands. Regarding the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has license agreements with Pepsi, Crush, Canada Dry Limón Soda, Ginger Ale and Agua Tónica, Gatorade, Sobe Adrenaline Rush, Lipton Ice Tea, Nestlé Pure Life, Perrier and Watt´s.

In the spirits segment in Chile, in the category of pisco, CCU owns the brand Mistral, Ruta, Control, La Serena, Campanario and their respective extensions; Tres Erres and Horcón Quemado. In addition, the Company has exclusive license to produce and market in Chile the Pisco Bauzá brand. In rum category Company owns the brands Sierra Morena and their extensions and Cabo Viejo. The Company has the Fehrenberg brand and is exclusive distributor in Chile of Pernod Ricard’s products.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

In the wines segment, through its subsidiary Viña San Pedro Tarapacá S.A. (“VSPT”), produces wines and sparkling, which are sold in the domestic and overseas markets exporting to more than 80 countries. Its main brands are Cabo de Hornos, Tierras Moradas, “1865”, Castillo de Molina, Kankana del Elqui, 35 Sur, Gato, Gato Negro, Las Encinas, Urmeneta, Manquehuito, Altaïr, Sideral, Supremo, La Celia, La Consulta, Leyda, the portfolio of Viña Santa Helena S.A. which includes “Cuatro Estaciones” formed by Vernus, Notas de Guarda and D.O.N. (De Origen Noble), which add to Selección del Directorio, Santa Helena Reserva, Parras Viejas, Siglo de Oro and Gran Vino. The brands´s portfolio acquired via merger of Viña Tarapacá ex Zavala S.A., includes: Gran Tarapacá, Tarapacá Reserva, León de Tarapacá, Tarapacá Plus, Tara Pakay, Etiqueta Negra, Gran Reserva, Zavala, Misiones de Rengo, Viña Mar, Casa Rivas and Tamarí, among others.

In the business of sweet snacks in Chile, different products are produced under the brands Calaf, including the Duetto brand and others under which some cookies are made. In addition, the Company has other specific brands for each product line. The joint venture in Foods Compañía de Alimentos CCU S.A. ("Foods") also owns the Natur brand and participates in the Nutrabien brand.

The detail of the described licenses appears below:

Main brands under license
Licenses	Validity Date
Watt's rigid packaging, except carton	Indefinite
Pisco Bauzá	Indefinite
Budweiser for Argentina and Uruguay	December 2025
Heineken for Chile and Argentina (1)	10 years renewable
Heineken for Paraguay (2)	November 2022
Pepsi, Seven Up and Té Lipton	December 2043
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda)	December 2018
Budweiser for Chile	December 2015
Austral	July 2014
Gatorade (3)	March 2015
Negra Modelo and Corona for Argentina	December 2014
Nestlé Pure Life (4)	December 2017

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

As of December 31, 2013 the Company had a total of 6,889 employees according to the following detail:

	Number of employes
	Parent company	Consolidated
Main Executives	84	282
Professionals and techniciens	296	1,816
Workers	55	4,791
Total	435	6,889

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 60.0% of the Company shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile Limitada, a company controlled by Heineken Americas B.V, each with a 50% equity participation.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The consolidated financial statements include the following direct and indirect significant subsidiaries where the percentage of participation represents the economic interests at the consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of December 31, 2013			As of December 31, 2012
				Direct	Indirect	Total	Total
Cervercera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	99.7500	0.2499	99.9999	99.9999
Embotelladora Chilenas Unidas S.A. (4)	99,501,760-1	Chile	Chilean Pesos	96.8291	3.1124	99.9415	99.9415
Cía. Cervecerías Unidads Argentina S.A.	0-E	Argentina	Argentine Pesos	-	99.9907	99.9907	99.9907
Viña San Pedro de Tarapacá S.A.	91,041,000-8	Chile	Chilean Pesos	-	64.6975	64.6975	60.4321
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	46.0000	34.0000	80.0000	80.0000
Transportes CCU Limitada	79,862,750-3	Chile	Chilean Pesos	98.0000	2.0000	100.0000	100.0000
CCU Investments Limited	0-E	Islas Cayman	Chilean Pesos	99.9999	0.0001	100.0000	100.0000
Inversiones INVEX DOS CCU Limitada	76,126,311-0	Chile	Chilean Pesos	99.0000	0.9997	99.9997	99.9997
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	99.9602	0.0398	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	90.9100	9.0866	99.9966	99.9966
Southern Breweries Establishment	0-E	Vaduz-Leichtenstein	Chilean Pesos	50.0000	49.9950	99.9950	99.9950
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	50.0000	49.9862	99.9862	99.9862
CCU Inversiones S.A. (1)	76,593,550-4	Chile	Chilean Pesos	98.8396	1.1328	99.9724	99.9724
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	-	99.9621	99.9621
Aguas CCU-Nestlé Chile S.A. (2)	76,003,431-2	Chile	Chilean Pesos	-	50.0707	50.0707	50.0707
Compañía Cervecera Kunstmann S.A. (3)	96,981,310-6	Chile	Chilean Pesos	50.0007	-	50.0007	50.0007
CCU Inversiones II Limitada	76,349,531-0	Chile	Chilean Pesos	80.0000	20.0000	100.0000	100.0000
Inversiones INVEX TRES Limitada	76,248,389-0	Chile	Chilean Pesos	99.0000	1.0000	100.0000	100.0000

In addition to the table presented above, below are the percentages of participation with voting rights, in each of the subsidiaries as of December 31, 2013 and December 31, 2012, respectively. Each shareholder has one vote per share which he owns or represents. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation via subsidiary.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of December 31, 2013	As of December 31, 2012
				%	%
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	100.0000	100.0000
Embotelladora Chilenas Unidas S.A. (4)	99,501,760-1	Chile	Chilean Pesos	99.9426	99.9426
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentine	Argentine Pesos	100.0000	100.0000
Viña San Pedro Tarapacá S.A.	91,041,000-8	Chile	Chilean Pesos	64.7153	60.4488
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	80.0000	80.0000
Transportes CCU Limitada	79,862,750-3	Chile	Chilean Pesos	100.0000	100.0000
CCU Investments Limited	0-E	Islas Cayman	Chilean Pesos	100.0000	100.0000
Inversiones INVEX DOS CCU Limitada	76,126,311-0	Chile	Chilean Pesos	100.0000	100.0000
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	100.0000	100.0000
Southern Breweries Establishment	0-E	Vaduz-Leichtenstein	Chilean Pesos	100.0000	100.0000
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	100.0000	100.0000
CCU Inversiones S.A. (1)	76,593,550-4	Chile	Chilean Pesos	99.9729	99.9729
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	99.9621
Aguas CCU-Nestlé Chile S.A. (2)	76,003,431-2	Chile	Chilean Pesos	50.1000	50.1000
Compañía Cervecera Kusntmann S.A. (3)	96,981,310-6	Chile	Chilean Pesos	50.0007	50.0007
CCU Inversiones II Limitada	76,349,531-0	Chile	Chilean Pesos	99.9945	99.9945
Inversiones INVEX TRES Limitada	76,248,389-0	Chile	Chilean Pesos	99.9997	99.9997

As explained in Note 8, the Company acquired 100% of shares of Marzurel S.A., Milotur S.A. and Coralina S.A., which are Uruguayan companies and develop the mineral waters and soft drinks business in that country and in December 2013, the Company acquired 50.005% and 49.995% of shares of Paraguayan companies Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., respectively.

The main movements in the ownership of the subsidiaries included in these consolidated financial statements are the following:

(1)  CCU Inversiones S.A.

On September and November, 2012, the Company, through its subsidiary CCU Inversiones S.A., acquired an additional 10.4430% interest in Viña San Pedro Tarapacá S.A. for ThCh$ 12,521,899 increasing its ownership interest to 60.4488%. Subsequently, during 2013, acquired an additional 4.2664% interest for ThCh$ 5,627,426 increasing its ownership interest to 64.7153%. As the Company has control of this subsidiary, the difference of ThCH$ 7,254,957 and
ThCh$ 2,527,217 generated between purchase price and the equity method value was recorded under the item Other reserves in Equity in 2012 and 2013, respectively.

(2) Aguas CCU-Nestlé S.A.

As explained in Note 8, on December 24, 2012, the Company, through the subsidiary Aguas CCU-Nestlé S.A., acquired 51% of shares of Manantial S.A. for ThCh$ 9,416,524. Manantial S.A. is a Chilean company that specializes in purified water in bottles for  home and office, use through dispensers referred to internationally as HOD (Home and Office Delivery). Subsequently, on June 7, 2013, the Company paid the outstanding balance of ThCh$ 1,781,909.

(3) Compañía Cervecera Kunstmann S.A.

On September 27, 2012, the Company, through the subsidiary Cervecera Kunstmann S.A., acquired 49% of rights of Los Huemules S.R.L. for ThCh$ 271,843. Los Huemules S.R.L. is an Argentinian company that specializes in gastronomic services.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

(4) Embotelladora Chilenas Unidas S.A. – Bebidas CCU-Pepsico SpA

On October 23, 2013, formed a new company called CCU-PepsiCo Beverages SpA, which is define as an arrangement operation, where the subsidiary Embotelladoras Chilenas Unidas S.A. has the 50% of participation. The capital of this entity amounts to ThCh$ 1,000. The purpose of this company is the manufacture, production, processing, transformation, transport, import, export, purchase, sale and in general comercialization of all type of concentrates. Its operations will start from January 1, 2014.

Below we briefly describe the companies that qualify as joint operations:

(a)   Promarca S.A.

Promarca S.A. is a closed stock company with its main activity being the acquisition, development and administration of trademarks and their corresponding licenses to their operators.

At December 31, 2013, Promarca S.A. recorded a profit of ThCh$ 4,540,335 (ThCh$ 3,976,943 in 2012 and
ThCh$ 3,535,127 in 2011), which in accordance with the Company´s policies is 100% distributable.

(b)   Compañía Pisquera Bauzá S.A.

On December 2, 2011, the subsidiary Compañía Pisquera de Chile S.A. (CPCh) signed a license agreement for the commercialization and distribution of the pisco brand Bauzá in Chile. In addition, this transaction included the acquisition by CPCh of 49% of Compañía Pisquera Bauzá S.A. (CPB), owner of the brand Bauzá in Chile. The family Bauzá owns 51% of that company and all of its productive assets, thereby continuing the link to the production of pisco Bauzá maintaining its quality, origin and premium character. The total cost of this transaction as of December 31, 2011, was ThCh$ 4,721,741 and the total disbursement was ThCh$ 2,456,489. On December 2, 2013 the Company proceeded to pay outstanding balance of ThCh$ 1,529,715.

At December 31, 2013, CPB recorded a profit of ThCh$ 133,635 (ThCh$ 85,140 in 2012), which in accordance with the Company´s policies is 100% distributable.

The companies mentioned above (letter a) and b)) meet the conditions stipulated in IFRS 11 to be considered "joint operations", as the primary assets in both entities are trademarks, the contractual arrangements establishes that the parties to the joint arrangement share all interests in the assets relating to the arrangement in a specified proportion and their income is 100% royalty charged to the joint operators from the sale of products using these trademarks.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 2   Summary of significant accounting policies

 Significant accounting policies adopted for the preparation of these consolidated financial statements are described below:

2.1         Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB), which have been applied uniformly to the periods presented.

The consolidated financial statements cover the following periods: Statement of Financial Position as of December 31, 2013 and December 31, 2012, Statement of changes in Equity, Statement of Income, Statement of Comprehensive Income and Statement of Cash Flow for the years ended December 31, 2013, 2012 and 2011.

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

At the date of issuance of these consolidated financial statements the following Amendments, Improvements and Interpretations to existing IFRS standards have been published during the financial year 2013 and the Company has adopted and implemented as appropriate. These were made mandatory from the following dates:

New Standard Improvements and Amendments		Mandatory for years beginning in:
Amendment IFRS 7	Disclosures - Offsetting Financial Assets and Financial Liabilities	January 1,2013
IFRS 13	Fair Value Measurement	January 1,2013
Amendment IAS 19	Employee Benefits	January 1,2013
Improvement IAS 1, IAS 16, IAS 32 and IAS 34

Clarification of the requirements for comparative information, Classification of servicing equipment, Tax effect of distribution to holders of equity instruments and Interim financial reporting and segment information for total assets and liabilities, respectively

January 1,2013

The adoption of these standards had no significant impact on the consolidated financial statements.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

At the date of issuance of these consolidated financial statements the following IFRS Amendments, Improvements and Interpretations to the existing standards have been published, which are not yet effective and the Company has not adopted earlier application:

New Standard Improvements and Amendments		Mandatory for years beginning in:
Amendment IAS 32	Offsetting Financial Assets and Financial Liabilities	January 1, 2014
Amendment NIIF 10, 12 AND IAS 27	Investment Entities	January 1, 2014
Amendment IAS 36	Impairment of assets on recoverable amount disclosures	January 1, 2014
IFRIC 21	Levies	January 1, 2014
Amendment IAS 39	Novation of derivatives	January 1, 2014
Amendment IAS 19	Defined Benefit Plans: Employee Contributions	January 1, 2014
Improvement IFRS 2	Share-based Payment	July 1, 2014
Improvement IFRS 3	Business Combination - Accounting for contingent consideration in a business combination	July 1, 2014
Improvement IFRS 8	Operating Segments - Aggregation of operating segments and Reconciliation of the total of the reportable segments' assets to the entity's assets	July 1, 2014
Improvement IFRS 13	Fair Value Measurement - Short-term receivables and payables	July 1, 2014
Improvement IAS 16	Property, Plant and Equipment - Revaluation method	July 1, 2014
Improvement IAS 24	Related Party Disclosures	July 1, 2014
Improvement IAS 38	Intangible Assets - Revaluation method	July 1, 2014
Improvement IFRS 3	Business Combinations - Scope exceptions for joint ventures	July 1, 2014
Improvement IFRS 13	Fair Value Measurement - Scope of paragraph 52	July 1, 2014
Improvement IAS 40	Investment Property - Clarifying the interrelationship between IFRS 3 and IAS 40	July 1, 2014
IFRS 9	Financial Instruments: Classification and Measurement	Undetermined

The Company estimates that the adoption of the Standards, Amendments and Interpretations as described above will not have a material impact on the consolidated financial statements upon initial application.

From beginning 2012, the Company had early adopted the following standards:

New Standard Improvements and Amendments		Mandatory for years beginning in:
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities: Transition Guidance	January 1, 2013
Amendment IAS 27	Separate Financial Statements	January 1, 2013
Improvement IAS 28	Investments in Associates and Joint Ventures	January 1, 2013
Amendment IFRS 10, 11 and 12	Transition guidance	January 1, 2013

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

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

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

Joint operations

As explained in Note 1, in those joint arrangements that qualify as joint operations, the Company recognises the assets, liabilities, gains (losses) from operational activities respect of its interest in the joint operations in accordance with IFRS 11.

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

The Company accounts for its participation in joint arrangement that qualify as joint ventures using the equity method. The financial statements of the joint ventures are prepared for the same year, under accounting policies consistent with those of the Company. Adjustments are made to conform any difference in accounting policies that may exist to the Company´s accounting policies.

Whenever the Company contributes or sells assets to the companies under joint control, any part of the income or loss originated by the transaction is recognized based on how the asset is realized. Whenever the Company purchases assets of such companies, it does not recognize its share in the income or loss of the joint venture as regards to such transaction until the asset is sold or realized by the joint venture.

2.3         Financial information as per reportable segments

The Company has defined three reportable segments within which identified six operating segments, which are formed by the assets and resources intended to supply products that are subject to risks and benefits different from those of other operating segments, and that normally correspond to subsidiaries that develop such business activities. Operating Result of these segments is the total of the following IFRS performance measures: Earnings before Other Gains (Losses), Net Financial Expense, Equity and Income of Joint Venture, Foreign Currency Exchange Differences, Results as per Adjustment Units and Income Taxes). ORBDA (Operating Result Before Depreciation and Amortization) by segments is regularly reviewed by the Board of Directors of the respective subsidiaries and by the Company´s Board of Directors, in order to make decisions on the resources to be allotted to the segments and to appraise their performance (See Note 7).

The segments performance is measured according to several indicators, of which Operating Result, ORBDA, ORBDA margin (ORBDA’s % as compared to Net sales of segment), the sales volumes and Net sales are the most important. Sales between segments are carried out at arm’s length and net sales as per geographical location are based on the producing and selling entity´s location.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

2.4         Foreign currency and unidad de fomento (Adjustment unit)

Presentation and functional currency

The Company uses the Chilean peso ($ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the Argentine, Uruguayan and Paraguayan subsidiaries is the Argentine peso, Uruguayan peso and Paraguayan guarani, respectively.

Transactions and balances

Transactions in foreign currencies and adjustment units (“Unidad de Fomento” or “UF”) are initially recorded at the exchange rate of the corresponding currency or adjustment unit as of the date on which the transaction occurs. The Unidad de Fomento (UF) is a Chilean inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each Consolidated Statement of Financial Position, the monetary assets and liabilities denominated in foreign currencies and adjustment units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustment unit. The exchange difference arising, both from the liquidation of foreign currency transactions, as well as from the valuation of foreign currency monetary assets and liabilities, is included in statement of income, in Foreign currency exchange differences, while the difference arising from the changes in adjustment units are recorded in the statement of income as result per adjustment units.

For consolidation purposes, the assets and liabilities of the subsidiaries whose functional currency is different from the Chilean peso are translated into Chilean pesos by using the exchange rates valid as of the date of the consolidated financial statements, and the exchange differences originated by the translation of the assets and liabilities are recorded in Equity Reserve, under the Currency Translation Reserves item. The income and expense are translated at the monthly average exchange rate for the corresponding terms as differences since there have not been significant fluctuations in the exchange rates during each month.

The exchange rates of the primary foreign currencies and adjustment units used in the preparation of the consolidated financial statements as of December 2013, 2012 and 2011 are as follows:

Chilan Pesos as pero unit of foreign currency or adjustable unit		As of December 31, 2013	As of December 31, 2012	As of December 31, 2011
		Ch$	Ch$	Ch$
Foreign currencies
UD Dollar	USD	524.61	479.96	519.20
Euro	EUR	724.30	634.45	672.97
Argentine Peso	ARG	80.45	97.59	120.63
Uruguayan Peso	UYU	24.49	25.12	25.99
Canadian Dollar	CAD	492.68	482.27	511.12
Sterling Pound	GBP	866.41	775.76	805.21
Swiss Franc	CHF	591.24	525.52	553.64
Australina Dollar	AUD	467.86	498.04	531.80
Danish Krone	DKK	97.11	85.05	90.53
Japanese Yen	JPY	4.99	5.58	6.74
Brazilian Real	BRL	222.71	234.98	278.23
Paraguayan guarani	PYG	0.11	0.11	0.12
Adjustment Units
Unidad de fomento	UF	23,309.56	22,840.75	22,294.03

* The Unidad de Fomento (UF) is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

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

The fair value of the instruments that are actively quoted in formal markets is determined by the quoted price as of the financial statement closing date. For those investments without an active market, the fair value is determined using valuation technique including (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flow, and (iv) other valuation models.

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

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

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

Derivative Instruments

All derivative financial instruments are initially recognized as of the date of the agreement and subsequently revalued at their fair value as of the date of the financial statements. Gains and losses resulting from fair value measurement are recorded in the Statement of Income as gains or losses due to fair value of financial instruments, unless the derivative instrument qualifies is designated, and is effective as a hedging instrument.

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

Deposits for returns of bottles and containers

Deposits for returns of bottles and containers corresponds to the liabilities registered by the guarantees of money received from customers for bottles and containers placed at their disposal and represents the value that will be returned to the customer when it returns the bottles to the Company in good condition along with the original document. This value is determined by the estimation of the bottles and containers in circulation that are expected to be returned to the Company in the course of time based on the historic experience, physical counts held by clients and independent studies over the quantities that are in the hands of end consumers, valued at the average weighted guarantees for each type of bottles and containers.

The Company does not intend to make significant repayment of these deposits within the next 12 months. However, from December 2012, such amounts are classified within current liabilities, under the line Other financial liabilities, since the Company does not have the legal ability to defer this payment for a period exceeding 12 months. This liability is not discounted, since it is considered a payable on sight, with the original document and the return of the respective bottles and containers and it does not have adjustability or interest clauses of any kind in its origin.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

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

2.8         Inventories

Inventories are stated at the lower of cost acquisition or production cost and net realizable value. The production cost of finished products and of products under processing includes raw material, direct labor, indirect manufacturing expenses based on a normal operational capacity and other costs incurred to place the products at the locations and in the conditions necessary for sale, net of discounts attributable to inventories.

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

The inventories and cost of products sold, is determined using the Weighted Average Cost (WAC). The Company estimates that most of the inventories have a high turnover.

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

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Property, plant and equipment estimated useful lives are as follows:

Type of Assets	Number of years
Land	Indefinite
Buildings and Constructions	20 to 60
Machinery and equipment	10 to 25
Furniture and accesories	5 to 10
Other equipment (coolers and mayolicas)	5 to 8
Glass containers, and plastic containers	3 to 12

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

2.13         Biological assets

Biological assets held by Viña San Pedro Tarapacá S.A. (VSPT or the Company) and its subsidiaries consist of vines under formation and under production. The harvested grapes are used for the later production of wines.

Vines under production are valued at the historic cost, less depreciation and any impairment loss. Agricultural production (grapes) resulting from the vines under production is valued at its cost value when harvested.

Depreciation of under production vines is recorded on a straight-line basis based on the 25-years estimated production useful life, which is periodically assessed. Vines under formation are not depreciated until they start production.

Costs incurred in acquiring and planting new vines are capitalized.

The Company uses the amortized historical cost to value its biological assets, on the basis that management considers that it represents a reasonable approximation of fair value.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

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

Water Rights

Water Rights acquired by the Company correspond to the existing exploitation rights of water from natural sources, and they are recorded at their attributed cost as of the transition date to IFRS. Given that such rights are perpetual they are not amortizable, nevertheless they are annually subject to impairment assessment, or when factors exist that indicate a likely loss of value (See Note 2.16).

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

2.16       Impairment of non-financial assets other than goodwill

The Company annually assesses the existence of impairment indicators on non-financial assets. When indicators exist, the Company estimates the recoverable amount of the impaired asset. In case it is not possible to estimate the recoverable amount of the impaired asset at an individual level, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

For indefinite useful life intangible assets, which are not amortized, the Company performs all required to ensure that the carrying amount does not exceed recoverable value.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

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

For other non-financial assets different than goodwill and intangibles with indefinite useful life, the Company assesses the existence of impairment indicators when some event or change in business circumstances indicate that the book value of the asset may not be recoverable and impairment is recognised when the book value is higher than its recoverable value.

The Company annually assesses if impairment indicators of non-financial assets for which impairment losses were recorded during prior years have disappeared or decreased. In the event of such situation, the recoverable amount of the specific asset is recalculated and its book value increased, if necessary. Such increase is recognized in the Statement of Income as reversal of impairment losses. The increase in the value of the previously impaired asset is recognized only when it is originated by changes in the assumptions used to calculate the recoverable amount. The asset amount increase resulting from the reversal of the impairment loss is limited to the amount that would have been recorded had impairment not occurred.

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

2.18       Income taxes

Income taxes are composed by the legal obligations and the deferred taxes recognized according to International Accounting Standard Nº 12 – Income Taxes. Income tax is recognized in the Statement of Income, except when it is related to entries directly recorded in Equity, in which case the tax effect is also recognized in Equity.

Income Tax Obligation

Income tax obligations are recognized in the financial statements on the basis of the best estimates of the taxable profits as of the financial statement closing date, and the income tax rate valid as of that date in the countries where the Company operates, which are Chile,  Argentina and Uruguay.

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

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

2.19       Employees benefits

Employees Vacation

The Company accrues the expense associated with staff vacation when the employee earns the benefit.

Employees Bonuses

The Company recognizes a liability and an expense for bonuses when it’s contractually obligated, it is estimated that, depending on the income requirement at a given date, bonuses will be paid out at the end of the year.

Severance Indemnity

The Company recognizes a liability for the payment of irrevocable severance indemnities, originated from the collective and individual agreements entered into with employees. Such obligation is determined based on the actuarial value of the accrued cost of the benefit, a method which considers several factors in the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The determined value is shown at its present value by using the accrued benefits for years of service method. The discount rates are determined by reference to market interest rates curves. The current losses and gains are directly recorded in Income.

As of December 31, 2012, the actuarial gains and losses originated by the valuation of the liabilities subject to such plans, was recorded directly in the Consolidated Statement of Income. Additionally, at the same date, the financial cost related to severance indemnity was recorded under Cost of sales or Administrative expenses. Beginning January 1, 2013 due to the amendment of IAS 19 (applied prospectively), the actuarial gains and losses are recognised directly in Other Comprehensive Income, under Equity and, according to the accounting policies of the Company, financial costs related to the severance indemnity are directly recorded under Financial cost in the Consolidated Statement of Income.

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

Sale of products in the domestic market

The Company obtains its revenues, both in Chile and Argentina, mainly from the sales of beers, soft drinks, mineral waters, purified water, juices, wines, cider and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains. None of which act as commercial agents of the Company. Such revenues in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them.

Exports

In general, the Company´s delivery conditions for sale are the basis for revenue recognition related to exports.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

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

2.23       Cost of sales of products

The costs of sales include the production cost of the products sold and other costs incurred to place inventories in the locations and under the conditions necessary for the sale. Such costs mainly include raw material costs, packing costs, production staff labour costs, production-related assets depreciation, returnable bottles depreciation, license payments, operational costs and plant and equipment maintenance costs.

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

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

2.27       Environment liabilities

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

•              The assumptions used for the calculation of fair value financial instruments (Note 2.6 and Note 6).

•              The occurrence likelihood and the estimates amount in an uncertain or contingent manner (Note 2.20, Note 29).

Such estimates are based on the best available information of the events analysed to date in these consolidated financial statements. However, it is possible that events that may occur in the future that result in adjustments to such estimates, which would be recorded prospectively.

Note 4 Accounting changes

As of December 31, 2013, there have been no significant changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these consolidated financial statements.

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

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

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

The Company’s main risk exposure is related to the exchange rates, interest rates, inflation and raw material prices (commodities), taxes, client’s accounts receivable and liquidity. For the purpose of managing the risk originated by such exposures, several financial instruments are used.

For each of the following, where applicable, sensitivity analysis developed are for illustrative purposes, since in practice the sensitized variables rarely change without affecting each other and without affecting other factors that were considered as constants.

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports sales, c) the purchase of raw material, products and capital investments effected in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in Argentina and Uruguay. The Company’s greatest exchange rate exposure is the variation of the Chilean peso as compared to the US Dollar, Euro, Sterling Pound, Argentine Peso and Uruguayan Peso.

As of December 31, 2013, the Company maintained foreign currency obligations amounting to ThCh$ 46,597,983
(ThCh$ 37,348,464 in 2012), mostly denominated in US Dollars. Foreign currency obligations accruing variable interest (ThCh$ 21,618,277 in 2013 and ThCh$ 14,156,408 in 2012) represent 9% (6% in 2012) of the total of Other financial liabilities. The remaining 91% (94% in 2012) is denominated in inflation-indexed Chilean pesos (see inflation risk section). In addition, the Company maintains foreign currency assets for ThCh$ 41,416,467 (ThCh$ 35,305,805 in 2012) that mainly correspond to exports accounts receivable.

Regarding the Argentine subsidiaries operations, the net exposure liability in US Dollars and other currencies amounts to ThCh$ 9,412,041 (ThCh$ 4,793,940 in 2012).

Regarding the Uruguayan subsidiaries operations, the net exposure liability in US Dollars and other currencies amounts to ThCh$ 466,519.

To protect the value of the net foreign currency assets and liabilities position of its Chilean operations, the Company enters into derivative agreements (currency forwards) to ease any variation in the Chilean peso as compared to other currencies.

As of December 31, 2013, the Company’s mitigate net asset exposure in foreign currencies in Chile, after the use of derivative instruments, is an asset amounting to ThCh$ 1,068,823 (ThCh$ 2,932,576 in 2012).

Of the Company’s total sales, both in Chile,  Argentina and Uruguay, 8% (9% in  2012) corresponds to export sales made in foreign currencies, mainly US Dollars, Euro and Sterling Pound and of the total costs 57% (57% in 2012) corresponds to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the eventual variations in the expected cash flows from such transactions.

The Company is also exposed to movements in exchange rates relating to the conversion from Argentine pesos and Uruguayan pesos to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina and Uruguay. The Company does not cover the risks associated with the conversion of its subsidiaries, which effects are recorded in Equity.

As of December 31, 2013, the net investment in Argentine subsidiaries amounted to ThCh$ 84,362,639 (ThCh$ 92,745,976 in 2012), Uruguay amounted to ThCh$ 8,815,230 and in Paraguay amounted to ThCh$ 11,254,656.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Exchange rate sensitivity analysis

The exchange rate differences effect recognized in the Consolidated Statement of Income for the  period ended as of December 31, 2013, related to the foreign currency denominated assets and liabilities, was a loss of ThCh$ 4,292,119 (ThCh$ 1,002,839 in 2012 and ThCh$ 1,078,604 in 2011). Considering the exposure as of December 31, 2013, and assuming a 10% increase (or decrease) in the exchange rate, and maintaining constant all other variables, such as interest rates, it is estimated that the effect over the Company’s income would be income (loss) after taxes of ThCh$ 85,506 (income (loss) of ThCh$ 234,606 in 2012 and ThCh$ 143,146 in 2011).

Considering that approximately 8% of the Company’ sales relates to export sales carried out in Chile, in currencies different from the Chilean Peso, and that in Chile approximately 52% (52% in 2012 and 56% in 2011) of the costs are indexed to the US Dollar, and assuming that the Chilean Peso will be appreciated or (depreciated) by 10% as compared to the set of foreign currencies, when maintaining constant the rest of the variables the hypothetical effect on the Company’s income would be income (loss) after taxes of ThCh$ 9,970,631 (income (loss) from ThCh$ 8,965,359 in 2012 and ThCh$ 8,807,019 in 2011).

The Company can also be affected by the variation of the exchange rate of Argentina and Uruguay, since the result is converted to Chilean Pesos at the average rate of each month. The result of the operations in Argentina and Uruguay during the year 2013 were ThCh$ 27,908,982 (ThCh$ 28,181,889 in 2012) and a loss of ThCh$ 1,216,031, respectively. Therefore, a depreciation (or appreciation) of 10% in the exchange rate of the Argentine and Uruguayan Peso, would be a loss (income) before tax of ThCh$ 2,790,898 (ThCh$ 2,818,189 in 2012) and ThCh$ 121,603, respectively.

The net investment maintained in subsidiaries that operate in Argentina amounts to ThCh$ 84,362,639 as of December 31, 2013 (ThCh$ 92,745,976 in 2012). Assuming a 10% increase or decrease in the Argentine peso exchange rate as compared to the Chilean Peso, and maintaining constant all the rest of the variables, the increase (decrease) would hypothetically result in income (loss) of ThCh$ 8,436,264 (ThCh$ 9,274,598 in 2012 and ThCh$ 9,874,219 in 2011) recorded as a credit (charge) against Equity.

The net investment maintained in subsidiaries that operate in Uruguay amounts to ThCh$ 8,815,230 as of December 31, 2013. Assuming a 10% increase or decrease in the Uruguayan peso exchange rate as compared to the Chilean Peso, and maintaining constant all the rest of the variables, the increase (decrease) would hypothetically result in income (loss) of ThCh$ 881,523 recorded as a credit (charge) against Equity.

The net investment maintained in subsidiaries that operate in Paraguay amounts to ThCh$ 11,254,656 as of December 31, 2013. Assuming a 10% increase or decrease in the Uruguayan peso exchange rate as compared to the Chilean Peso, and maintaining constant all the rest of the variables, the increase (decrease) would hypothetically result in income (loss) of ThCh$ 1,125,466 recorded as a credit (charge) against Equity.

The company does not cover the risks associated with the currency conversion of the financial statements of its subsidiaries that have other functional currency, whose effects are reported in Equity.

Interest rates risk

The interest rate risk mainly originated from the Company’s financing sources. The main exposure is related to LIBOR variable interest rate indexed obligations.

As of December 31, 2013, the Company had a total ThCh$ 11,840,117 in debt indexed to LIBOR (ThCh$ 14,156,408 in 2012). Consequently, as of December 31, 2013, the company’s financing structure is made up (without considering the effects of cross currency swaps effect) of approximately 5% (6% in 2012) in debt with variable interest rates, and 95% (94% in 2012) in debt with fixed interest rates.

To administer the interest rate risk, the Company has a policy that intends to reduce the volatility of its financial expense, and to maintain an ideal percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term debt, as well as derivative instruments such as cross currency interest rate swaps.

As of December 31, 2013, after considering the effect of interest rates and currency swaps, approximately 100% (99% in 2012) of the Company’s long-term debt has fixed interest rates.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The terms and conditions of the Company’s obligations as of December 31, 2013, including exchange rates, interest rates, maturities and effective interest rates, are detailed in Note 27.

Interest rates sensitivity analysis

The total financial expense recognized in the Consolidated Statement of Income for the twelve month ended as of December 31, 2013, related to short-term and long-term debts amounted to ThCh$ 24,084,226 (ThCh$ 17,054,879 in  2012 and ThCh$ 14,410,911 in 2011). As of December 31, 2013 we were 100% covered against interest rate fluctuations. As of December 31, 2012, whereas only 2% of total debt (net of derivatives) is subject to variable interest rate, and if assuming an increase or decrease in interest rates in Chilean Pesos and U.S. Dollars of approximately 100 basis points, and keeping all other variables constant, such as the exchange rate, the increase (decrease) would hypothetically result in a loss (gain) of ThCh$ 18,543 (ThCh$ 18,543 in 2012 and at December 31, 2011 we were 100% covered against interest rate fluctuations) in the Consolidated Statement of Income.

Inflation risk

The Company maintains a series of Unidad de Fomento* (UF) indexed agreements with third parties, as well as UF indexed financial debt, which means that the Company is exposed to the UF fluctuations, generating increases in the value of the agreements and inflation adjustable liabilities, in the event it experiences growth. This risk is mitigated by the Company’s policy of keeping the unitary net sales in UF constant, as long as the market conditions allows it.

* The Unidad de Fomento (UF) is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily based on changes in the previous month´s inflation rate.

Inflation sensitivity analysis

The income for total adjustment unit recognized in the Consolidated Statement of Comprehensive Income for the twelve month ended as of December 31, 2013, related to UF indexed short-term and long-term debt, and resulted in a loss of  ThCh$ 1,801,765 (ThCh$  5,057,807 in 2012 and ThCh$ 6,728,451 in 2011). Assuming a reasonably possible increase (decrease) of the Unidad de Fomento by approximately 3% and maintaining constant all the rest of the variables, such as interest rates, the aforementioned increase (decrease) would hypothetically result in a loss (income) of ThCh$ 2,999,467 (ThCh$ 5,079,454 in 2012 and ThCh$ 6,133,010 in 2011) in the Consolidated Statement of Income.

Raw material price risk

The main exposure to the raw material price variation is related to barley and malt used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Barley, malt and cans

In Chile, the Company obtains its barley and malt supply both from local producers and the international market. Long-term supply agreements are entered into with local producers where the barley price is set annually according to market prices, which are used to determine the malt price according to the agreements. The purchases commitments made expose the Company to a raw material price fluctuation risk. During 2013, the Company purchased 54,162 tons (48,396 tons in 2012) of barley and 32,203 tons (32,300 tons in 2012) of malt. CCU Argentina acquires mainly malt from local producers. Such raw materials represent approximately 30% (31% in 2012) of the direct cost of beer.

Of the cost of beer in Chile, the cost of cans represents 38% of the direct cost of raw materials (41% in 2012). Meanwhile in Argentina the cans represent 24% of the direct cost of raw materials (24% in 2012).

Concentrates, Sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrates, which are mainly acquired from licensees, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks of these raw materials, which jointly represent 56% (56% in 2012) of the direct cost of non-alcoholic beverages.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Grapes and wine

The main raw material used by the subsidiary VSPT for wine production are harvested grapes from own production and grapes and wines acquired from third parties through long term and spot contracts. Approximately 31% (28% in 2012) of the export wine supply comes from its own vineyards. Whereas the previous percentage of own production and that this goes to the production for export market and fine wines for domestic market, the own production supplies 50% (46% in 2012) of exports, including the fine wines of the domestic market.

The remaining 69% (72% in 2012) the supply is purchased from third parties through long-term and spot contracts. During 2013, the subsidiary VSPT acquired 55% (59% in 2012) of the necessary grapes and wine from third parties through spot contracts, these mainly for the massive domestic market wine business. In addition, it also performs long-term transactions that represent 15% of total supply.

As of December 31, 2013, we must consider that wine represents 58% (58% in 2012) of the total direct cost of VSPT.

Raw material price sensitivity Analysis

The total direct cost in the Consolidated Statement of Income for 2012 amounts to ThCh$ 382,645,778
(ThCh$ 361,570,855 in 2012 and ThCh$ 372,626,307 in 2011). Assuming a reasonably possible increase (decrease) in the direct cost of each operating segment of 8% and maintaining constant all the rest of the variables, such as exchange rates, the aforesaid increase (decrease) would hypothetically result into a loss (income) of ThCh$ 8,016,584 (ThCh$ 7,288,550 in 2012 and ThCh$ 6,783,393 in 2011) for Beer Chile, ThCh$ 5,001,286 (ThCh$ 5,018,556 in 2012 and ThCh$ 4,867,084 in 2011) for Beer Argentina, ThCh$ 9,442,707 (ThCh$ 8,584,592 in 2012 and ThCh$ 7,655,225 in 2011) for non-alcoholic beverages, ThCh$ 6,180,951 (ThCh$ 6,553,854 in 2012 and ThCh$ 6,076,016 in 2011) for Wines and ThCh$ 2,904,362 (ThCh$ 2,546,142 in 2012 and ThCh$ 1,825,378 in 2011) for Spirits.

Credit risk

The credit risk to which the Company is exposed originates from: a) the commercial accounts receivable maintained with retail clients, wholesale distributors and supermarket chains of domestic markets; b) accounts receivable from exports; and c) financial facilities maintained with Banks and financial institutions, such as demand deposits, mutual funds investments, facilities acquired under resale commitments and derivatives.

Domestic market

The credit risk related to commercial collectible accounts of domestic markets is administered by the Loan and Collection Administration Officer, and it is monitored by the Loan Committee of each business unit. The Company has a wide client base that is subject to the policies, procedures and controls established by the Company. The loan limits are established for all clients on the basis of an internal qualification and payment performance. Outstanding commercial accounts receivable are regularly monitored. In addition, the Company acquires loan insurances covering 90% of the individually significant accounts receivable balances, a coverage that as of December 31, 2013, amounts to 90% (85% in 2012) of the total accounts receivable.

Overdue but not impaired commercial accounts receivable corresponds to clients that show delays of less than 21 days (21.5 days in 2012).

As of December 31, 2013, the Company had approximately 854 clients (803 clients in 2012) indebted in over Ch$ 10 million each that together represent approximately 86.1% (85.5% in 2012) of the total commercial accounts receivable. There were 184 clients (182 clients in 2012) with balances over Ch$ 50 million each, representing approximately 76% (75% in 2012) of the total accounts receivable. The 95% (93% in 2012) of such accounts receivable are covered by the loan insurance.

The Company believes that no additional credit risk provisions are needed to the individual and collective provisions determined at December 31, 2013, as a large percentage of these are covered by insurance.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Exports market

The loan risk related to accounts receivable for exports is administered by VSPT Head of Loan and Collection, and it is monitored by VSPT Administration and Finance Officer. The Company has a large client base, in over eighty countries, which are subject to the policies, procedures and controls established by the Company. In addition, the Company acquires loan insurance covering 87% (98% in 2012) of the total accounts receivable. Pending payment of commercial accounts receivable is regularly monitored. Apart from the loan insurance, having diversified sales in different countries decreases the loan risk.

As of December 31, 2013, there were 31 clients (75 clients in 2012) indebted for over ThCh$ 65,000 each, which represent 87% (87% in 2012) of the total accounts receivable of the export market.

Overdue but not impaired commercial accounts receivable corresponds to clients that show delays of less than 47 days (42 days in 2012).

The Company estimates that no loan risk provisions are necessary in addition to the individual and collective provisions determined as of December 31, 2013. See analysis of accounts receivables maturities and losses due to impairment of accounts receivables (Note 15).

The Company has policies limiting the counterparty loan risk exposure with respect to financial institutions, and such exposures are frequently monitored. Consequently, the Company does not have significant risk concentration with any specific financial institutions as of December 31, 2013.

Tax risk

Our businesses are taxed with different duties, particularly with excise taxes on the consumption of alcoholic and non-alcoholic beverages.

The Argentine excise tax is 8.7% for beer, and the Chilean excise tax is 15% for beer and wine, 27% for spirits, and 13% for carbonated soft drinks beverages and nectars and juices. An increase in the rate of these or any other tax could negatively affect our sales and profitability.

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

Based on the current operational performance and its liquidity position, the Company estimates that cash flows originated by operating activities and the cash available shall be sufficient to finance working capital, capital investments, interest payments, dividend payments and debt payment requirements for the next 12-month period and the foreseeable future.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

A summary of the Company’s financial liabilities with their maturities as of December 31, 2013 and 2012, based on the non-discounted contractual cash flows appears below:

As of December 31, 2013	Book value	Contractual flows maturities
		Less than 1 year	Between 1 and 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	80,971,892	38,895,940	50,142,798	1,817,484	90,856,222
Bond payable	153,032,487	77,504,882	24,887,830	81,315,757	183,708,469
Financial leases obligations	16,932,430	1,744,243	5,271,866	28,476,487	35,492,596
Deposits for return of bottles and containers	11,451,873	11,451,873	-	-	11,451,873
Sub-Total	262,388,682	129,596,938	80,302,494	111,609,728	321,509,160
Derivative financial liabilities
Liability coverage	201,063	137,151	66,551	-	203,702
Derivative hedge liabilities	661,473	661,473	-	-	661,473
Sub-Total	862,536	798,624	66,551	-	865,175
Total	263,251,218	130,395,562	80,369,045	111,609,728	322,374,335

As of December 31, 2012	Book value	Contractual flows maturities
		Less than 1 year	Between 1 and 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	81,963,852	38,327,451	47,614,737	1,772,491	87,714,679
Bond payable	152,835,990	8,533,797	94,640,190	87,626,906	190,800,893
Financial leases obligations	16,479,152	1,418,678	5,883,498	27,861,359	35,163,535
Deposits for return of bottles and containers	11,861,158	11,861,158	-	-	11,861,158
Sub-Total	263,140,152	60,141,084	148,138,425	117,260,756	325,540,265
Derivative financial liabilities
Liability coverage	361,838	204,017	164,017	-	368,034
Derivative hedge liabilities	495,012	495,012	-	-	495,012
Sub-Total	856,850	699,029	164,017	-	863,046
Total	263,997,002	60,840,113	148,302,442	117,260,756	326,403,311

View current and non-current book value in Note 6.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 6 Financial Instruments

Financial instruments categories

The following are the book values of each financial instrument category at the closing of each year:

	As of December 31, 2013		As of December 31, 2012
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	408,853,267	-	102,337,275	-
Other financial assets	4,468,846	38,899	1,380,474	65,541
Accounts receivable - trade and other receivable (net)	211,504,047	-	204,570,870	-
Acoounts receivable from related companies	9,610,305	350,173	9,611,990	414,115
Total financial assets	634,436,465	389,072	317,900,609	479,656
Bank borrowings	33,193,852	47,778,040	37,526,738	44,437,114
Bonds payable	74,432,086	78,600,401	4,414,725	148,421,265
Financial leases obligations	612,491	16,319,939	371,748	16,107,404
Derivative hedge liabilities	661,473	-	495,012	-
Liability coverage	136,414	64,649	204,886	156,952
Deposits for return of bottles and containers	11,451,873	-	11,861,158	-
Total other non-financial liabililities (*)	120,488,189	142,763,029	54,874,267	209,122,735
Account payable- trade and other payable	183,508,115	841,870	165,392,448	724,930
Accounts payable to related entities	7,286,064	377,020	8,013,545	2,391,810
Total financial liabilities	311,282,368	143,981,919	228,280,260	212,239,475

(*) See Note 27 Other financial liabilities.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Financial instruments fair value

The following tables show the fair values, based on the financial instrument categories, as compared to the book value included in the Consolidated Statements of Financial Position:

a)   Composition of financial assets and liabilities:

	As of December 31, 2013		As of December 31, 2012
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	408,853,267	408,853,267	102,337,275	102,337,275
Other financial assets	4,507,745	4,507,745	1,446,015	1,446,015
Accounts receivable - trade and other receivable (net)	211,504,047	211,504,047	204,570,870	204,570,870
Acoounts receivable from related companies	9,960,478	9,960,478	10,026,105	10,026,105
Total financial assets	634,825,537	634,825,537	318,380,265	318,380,265
Bank borrowings	80,971,892	81,571,288	81,963,852	80,144,744
Bonds payable	153,032,487	149,220,332	152,835,990	155,225,274
Financial leases obligations	16,932,430	19,849,691	16,479,152	22,954,053
Derivative hedge liabilities	661,473	661,473	495,012	495,012
Liability coverage	201,063	201,063	361,838	361,838
Deposits for return of bottles and containers	11,451,873	11,451,873	11,861,158	11,861,158
Total other non-financial liabililities (*)	263,251,218	262,955,720	263,997,002	271,042,079
Account payable- trade and other payable	184,349,985	184,349,985	166,117,378	166,117,378
Accounts payable to related entities	7,663,084	7,663,084	10,405,355	10,405,355
Total financial liabilities	455,264,287	454,968,789	440,519,735	447,564,812

The book value of current accounts receivables, cash and cash equivalents and other financial assets and liabilities approximate fair value due to the short-term nature of such facilities, and in the case of accounts receivable, due to the fact that any collection loss is already reflected in the impairment loss provision.

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

b)   Financial instruments as per category:

As of December 31, 2013	Fair value with changes in income	Cash and cash equivaletns and loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Derivative financial instruments	2,349,405	-	1,039,003	3,388,408
Marketable securities and investments in other companies	1,119,337	-	-	1,119,337
Total other financial assets	3,468,742	-	1,039,003	4,507,745
Cash and cash equivalents	-	408,853,267	-	408,853,267
Accounts receivable-trade and other receivables (net)	-	211,504,047	-	211,504,047
Account receivable from to related companies	-	9,960,478	-	9,960,478
Total	3,468,742	630,317,792	1,039,003	634,825,537

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

As of December 31, 2013	Fair value with changes in income	Hedge derivatives	Financial libilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Liabilities
Bank borrowings	-	-	80,971,892	80,971,892
Bonds payable	-	-	153,032,487	153,032,487
Financial leases obligations	-	-	16,932,430	16,932,430
Deposits for return of bottles and containers	-	-	11,451,873	11,451,873
Derivative financial instruments	661,473	201,063	-	862,536
Total others financial liabililities	661,473	201,063	262,388,682	263,251,218
Account payable- trade and other payable	-	-	184,349,985	184,349,985
Accounts payable to related entities	-	-	7,663,084	7,663,084
Total	661,473	201,063	454,401,751	455,264,287

As of December 31, 2012	Fair value with changes in income	Cash and cash equivaletns and loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Derivative financial instruments	153,223	-	65,541	218,764
Marketable securities and investments in other companies	1,227,251	-	-	1,227,251
Total other financial assets	1,380,474	-	65,541	1,446,015
Cash and cash equivalents	-	102,337,275	-	102,337,275
Accounts receivable-trade and other receivables (net)	-	204,570,870	-	204,570,870
Account receivable from to related companies	-	10,026,105	-	10,026,105
Total	1,380,474	316,934,250	65,541	318,380,265

As of December 31, 2012	Fair value with changes in income	Hedge derivatives	Financial libilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Liabilities
Bank borrowings	-	-	81,963,852	81,963,852
Bonds payable	-	-	152,835,990	152,835,990
Financial leases obligations	-	-	16,479,152	16,479,152
Deposits for return of bottles and containers	-	-	11,861,158	11,861,158
Derivative financial instruments	495,012	361,838	-	856,850
Total others financial liabililities	495,012	361,838	263,140,152	263,997,002
Account payable- trade and other payable	-	-	166,117,378	166,117,378
Accounts payable to related entities	-	-	10,405,355	10,405,355
Total	495,012	361,838	439,662,885	440,519,735

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments as per type of agreement at the closing of each year is as follows:

	As of December 31, 2013				As of December 31, 2012
	Number agreegments	Nominal amounts thousand	Asset	Liability	Number agreegments	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency interest rate swaps UF/CLP	1	3,000	1,000,104	-	-	-	-	-
Less than a year	1	3,000	1,000,104	-	-	-	-	-
Cross currency interest rate swaps USD/USD	2	18,117	9,351	156,501	1	10,107	-	229,610
Less than a year	-	117	-	91,852	-	107	-	72,658
Between 1 and 5 years	2	18,000	9,351	64,649	1	10,000	-	156,952
Cross currency interest rate swaps USD/EURO	1	4,476	29,548	44,562	2	8,383	65,541	132,228
Less than a year	-	40	-	44,562	1	3,947	-	132,228
Between 1 and 5 years	1	4,436	29,548	-	1	4,436	65,541	-
Forwards USD	20	90,559	2,202,537	275,200	17	55,692	119,823	430,580
Less than a year	20	90,559	2,202,537	275,200	17	55,692	119,823	430,580
Forwards Euro	10	4	143,749	325,638	6	2,132	22,569	64,432
Less than a year	10	4	143,749	325,638	6	2,132	22,569	64,432
Forwards CAD	2	1,850	3,119	9,651	1	2,740	1,932	-
Less than a year	2	1,850	3,119	9,651	1	2,740	1,932	-
Forwards GBP	2	1,500	-	50,984	3	1,432	8,899	-
Less than a year	2	1,500	-	50,984	3	1,432	8,899	-
Total derivative instruments	38		3,388,408	862,536	30		218,764	856,850

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging classified; consequently their effects are recorded in Income, in Other gain (loss), separately from the hedged item.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

In the case of Cross Currency Interest Rate Swaps and the Cross Interest Rate Swap, these qualify as cash flow hedges of the flows related to loans from Banco Estado, Banco de Chile and Banco Scotiabank. See additional disclosures in Note 27.

As of December 31, 2013
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank	Interest rate fluctuation in loans	USD	4,211,482	USD	4,207,536	3,946	06-22-2015
Banco de Chile	Interest rate and exchange rate fluctuation in loans	USD	2,368,588	EUR	2,383,602	(15,014)	07-11-2016
Banco de Chile	Interest rate fluctuation in loans	USD	5,340,215	USD	5,491,311	(151,096)	07-07-2016
Banco de Chile	Interest rate fluctuation in bond	UF	70,704,908	CLP	69,704,804	1,000,104	03-17-2014

As of December 31, 2012
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank	Interest rate and exchange rate fluctuation in loans	USD	1,872,482	EUR	1,970,324	(97,842)	06-20-2013
Banco de Chile	Interest rate and exchange rate fluctuation in loans	USD	2,162,489	EUR	2,131,334	31,155	07-11-2016
Banco de Chile	Interest rate and exchange rate fluctuation in loans	USD	4,875,173	USD	5,104,783	(229,610)	07-07-2016

The Consolidated Statement of Other Comprehensive Income includes under the caption cash flow hedge, for the years ended December 31, 2013, 2012 and 2011, a credit debit after income taxes of ThCh$ 256,592 (a debit after income taxes of ThCh$ 826,120 and ThCh$ 239,524, in 2012 and 2011, respectively), relating to the fair value of the Cross Currency Interest Swap and Cross Interest Rate Swap derivatives instruments.

Fair value hierarchies

The financial instruments recorded at fair value in the Statement of Financial Position are classified as follows, depending on the method used to obtain their fair values:

Level 1                  Fair values obtained through direct reference to quoted market prices, without any adjustment.

Level 2                  Fair values obtained through the use of valuation models accepted in the market and based on prices different from those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Level 3                                  Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

The fair value of financial facilities recorded at fair value in the Consolidated Financial Statements, are as follows:

As of December 31, 2013	Recorded fair value	fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative hedge assets	1,039,003	-	1,039,003	-
Derivative financial instruments	2,349,405	-	2,349,405	-
Market securities and investments in other companies	1,119,337	1,119,337	-	-
Fair value financial assets	4,507,745	1,119,337	3,388,408	-
Derivative hedge liabilities	201,063	-	201,063	-
Derivative financial instruments	661,473	-	661,473	-
Fair value financial liabilities	862,536	-	862,536	-

As of December 31, 2012	Recorded fair value	fair value hierarchy
		level 1	level 2	level 2
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	153,223	-	153,223	-
Market securities and investments in other companies	1,227,251	1,227,251	-	-
Derivative hedge assets	65,541	-	65,541	-
Fair value financial assets	1,446,015	1,227,251	218,764	-
Derivative hedge liabilities	361,838	-	361,838	-
Derivative financial instruments	495,012	-	495,012	-
Fair value financial liabilities	856,850	-	856,850	-

During year ended as of December 31, 2013, the Company has not made any significant instrument transfer between levels 1 and 2.

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

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 7 Financial Information as per reportable segments

The Company has defined three reportable segments within which identified six operating segments, with corporate expense presented separately. The accounting policies used for each segment are the same as those used in the Consolidated Financial Statements described in Note 2.3.

As we have been mentioning during 2013 Press Releases, in a future, on a date to be defined, CCU will report its Consolidated Results in the following three business segments: 1.- Chile1 , 2.- Río de la Plata2 and 3.- Wines3 (Domestic, Exports from Chile and Argentina). This is consistent with the way the Company is managed and responds to how the results reported in CCU. This change will be implemented beginning with the Q1’14 Results.

Business segment	Operating segment	Operations included in the segments
Chile	Beer Chile	Cervecera CCU Chile Ltda. and Compañía Cervecera Kunstmann S.A.
	Non-alcoholic	Embotelladoras Chilenas Unidas S.A. , Aguas CCU-Nestlé Chile S.A., Vending S.A., Promarca S.A. and Manantial S.A.
	Spirits	Compañía Pisquera de Chile S.A. and Compañía Pisquera Bauzá S.A.
Río de la Plata	CCU Argentina	CCU Argentina S.A., Compañía Industrial Cervecera S.A., Doña Aida S.A. and Don Enrique Pedro S.A.
	Uruguay	Milotur S.A., Marzurel S.A. and Coralina S.A.
	Paraguay	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.
Wines	Wines	Viña San Pedro Tarapacá S.A.
Others	Others (*)	UES and UAC.

(*) UES: Strategic Service Unit: Transportes CCU Limitada, Comercial CCU S.A., CRECCU S.A. y Fábrica de Envases Plásticos S.A.

    UAC: Corporate Support Units located in the Parent Company.

    In addition this segment presents the elimination of transactions between segments.

The Company’s operations are carried out primarily in Chile, Argentina, Paraguay and Uruguay, the second includes exclusively segments of beers, cider and wines in the domestic market sales. The rest of the segments, except Uruguay, operate only in Chile.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables.

1 Chile includes: Beer Chile, Non-alcoholic and Spirits.

2 Río de la Plata includes: CCU Argentina, Uruguay, and since December 2013, Paraguay.

3 Wines includes: Domestics, Exportation from Chile and Argentina.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

a)     Information as per reportable segments for the years ended as of December 31, 2013 and 2012:

	Business Segment Chile		Business Segment Rio de la Plata		Business Segment Wines		Others		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	751,079,523	665,913,311	274,029,865	248,970,437	146,938,005	144,593,467	-	5	1,172,047,393	1,059,477,220
Other income	8,560,450	6,364,664	7,405,658	4,777,057	4,524,947	4,642,408	4,688,062	428,545	25,179,117	16,212,674
Sales revenue between segments	5,555,707	4,250,836	999,777	78,860	792,495	321,491	(7,347,979)	(4,651,187)	-	-
Net sales	765,195,680	676,528,811	282,435,300	253,826,354	152,255,447	149,557,366	(2,659,917)	(4,222,637)	1,197,226,510	1,075,689,894
Change %	13.1	-	11.3	-	1.8	-	-	-	11.3	-
Cost of sales	(343,230,330)	(308,358,522)	(113,264,790)	(100,032,812)	(92,864,092)	(95,634,950)	12,662,578	10,939,037	(536,696,634)	(493,087,247)
% of Net sales	44.9	45.6	40.1	39.4	61.0	63.9	-	-	44.8	45.8
Gross margin	421,965,350	368,170,289	169,170,510	153,793,542	59,391,355	53,922,416	10,002,661	6,716,400	660,529,876	582,602,647
% of Net sales	55.1	54.4	59.9	60.6	39.0	36.1	-	-	55.2	54.2
MSD&A (1)	(275,202,656)	(231,695,795)	(142,972,002)	(126,048,966)	(46,036,147)	(43,175,330)	(9,312,740)	(4,322,674)	(473,523,545)	(405,242,765)
% of Net sales	36.0	34.2	50.6	49.7	30.2	28.9	-	-	39.6	37.7
Other operating income (expenses)	1,385,111	1,746,137	1,038,067	312,587	(166,311)	306,013	1,991,965	1,463,592	4,248,832	3,828,329
Operating result before Exceptional Items (EI)	148,147,805	138,220,631	27,236,575	28,057,163	13,188,897	11,053,099	2,681,886	3,857,318	191,255,163	181,188,211
Change %	7.2	-	(2.9)	-	19.3	-	-	-	5.6	-
% of Net sales	19.4	20.4	9.6	11.1	8.7	7.4	-	-	16.0	16.8
Exceptional Items (EI) (2)	(780,458)	-	(543,111)	-	(275,700)	-	(1,390,060)	-	(2,989,329)	-
Operating result (3)	147,367,347	138,220,631	26,693,464	28,057,163	12,913,197	11,053,099	1,291,826	3,857,318	188,265,834	181,188,211
Change %	6.6	-	(4.9)	-	16.8	-	-	-	3.9	-
% of Net sales	19.3	20.4	9.5	11.1	8.5	7.4	-	-	15.7	16.8
Net financial expense	-	-	-	-	-	-	-	-	(15,830,056)	(9,362,207)
Equity and income of joint venture	-	-	-	-	-	-	-	-	308,762	(177,107)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	(4,292,119)	(1,002,839)
Results as per adjustment units	-	-	-	-	-	-	-	-	(1,801,765)	(5,057,807)
Other gains (losses)	-	-	-	-	-	-	-	-	958,802	(4,478,021)
Income before taxes									167,609,458	161,110,230
Income taxes									(34,704,907)	(37,133,330)
Net income for year									132,904,551	123,976,900
Non-controlling interests									9,868,543	9,544,167
Net income attributable to equity holders of the parent									123,036,008	114,432,733
Depreciation and amortization	37,534,253	33,285,317	9,957,053	7,022,680	7,238,886	6,566,207	9,516,304	7,885,916	64,246,496	54,760,120
ORBDA before EI	185,682,058	171,505,948	37,193,628	35,079,843	20,427,783	17,619,306	12,198,190	11,743,234	255,501,659	235,948,331
Change %	8.3	-	6.0	-	15.9	-	-	-	8.3	-
% of Net sales	24.3	25.4	13.2	13.8	13.4	11.8	-	-	21.3	21.9
ORBDA (4)	184,901,600	171,505,948	36,650,516	35,079,843	20,152,083	17,619,306	10,808,130	11,743,234	252,512,329	235,948,331
Change %	7.8	-	4.5	-	14.4	-	-	-	7.0	-
% of Net sales	24.2	25.4	13.0	13.8	13.2	11.8	-	-	21.1	21.9

(1)   MSD&A, included Marketing, Selling, Distribution and Administrative expenses

(2)   Exceptional Items are income or expenses that do not occur regularly as part of the normal activities of the Company. It’s presented separately because its important items for the understanding the normal operations of the Company due to importance or nature.For the year 2013, the Company has considered this result as an Exceptional items (EI) related to restructuring process which implied the early retirement of managers replaced internaly, promotions and the sole and exceptional payments of incentives to the leaving and remaining personnel.

(3)   Operating result (For management purposes we have defined as earnings before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(4)   ORBDA (For management purpose we have defined as Operating Result before Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

b)     Information as per reportable segments for the years ended as of December 31, 2012 and 2011:

	Business Segment Chile		Business Segment Río de la Plata		Business Segment Wines		Others		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	665,913,311	601,977,269	248,970,437	216,194,072	144,593,467	132,933,733	5		1,059,477,220	951,105,074
Other income	6,364,664	4,926,549	4,777,057	4,488,308	4,642,408	5,390,734	428,545	3,640,006	16,212,674	18,445,597
Sales revenue between segments	4,250,836	5,557,719	78,860	220,708	321,491	23,820	(4,651,187)	(5,802,247)	-	-
Net sales	676,528,811	612,461,537	253,826,354	220,903,088	149,557,366	138,348,287	(4,222,637)	(2,162,241)	1,075,689,894	969,550,671
Change %	10.5	-	14.9	-	8.1	-	-	-	10.9	-
Cost of sales	(308,358,522)	(275,282,572)	(100,032,812)	(91,236,912)	(95,634,950)	(89,849,938)	10,939,037	8,507,887	(493,087,247)	(447,861,535)
% of Net sales	45.6	44.9	39.4	41.3	63.9	64.9	-	-	45.8	46.2
Gross margin	368,170,289	337,178,965	153,793,542	129,666,176	53,922,416	48,498,349	6,716,400	6,345,646	582,602,647	521,689,136
% of Net sales	54.4	55.1	60.6	58.7	36.1	35.1	-	-	54.2	53.8
MSD&A (1)	(231,695,795)	(201,485,381)	(126,048,966)	(100,412,990)	(43,175,330)	(40,241,921)	(4,322,674)	(6,867,078)	(405,242,765)	(349,007,370)
% of Net sales	34.2	32.9	49.7	45.5	28.9	29.1	-	-	37.7	36.0
Other operating income (expenses)	1,746,137	1,912,293	312,587	(52,044)	306,013	2,165,898	1,463,592	3,204,267	3,828,329	7,230,414
Operating result before Exceptional Items (EI)	138,220,631	137,605,877	28,057,163	29,201,142	11,053,099	10,422,326	3,857,318	2,682,835	181,188,211	179,912,180
Change %	0.4	-	(3.9)	-	6.1	-	-	-	0.7	-
% of Net sales	20.4	22.5	11.1	13.2	7.4	7.5	-	-	16.8	18.6
Exceptional Items (EI) (2)	-	6,871,545	-	(384,107)	-	6,467,220	-	(49,284)	-	12,905,374
Operating result (3)	138,220,631	144,477,422	28,057,163	28,817,035	11,053,099	16,889,546	3,857,318	2,633,551	181,188,211	192,817,554
Change %	(4.3)	-	(2.6)	-	(34.6)	-	-	-	(6.0)	-
% of Net sales	20.4	23.6	11.1	13.0	7.4	12.2	-	-	16.8	19.9
Net financial expense	-	-	-	-	-	-	-	-	(9,362,207)	(7,324,356)
Equity and income of joint venture	-	-	-	-	-	-	-	-	(177,107)	(698,253)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	(1,002,839)	(1,078,604)
Results as per adjustment units	-	-	-	-	-	-	-	-	(5,057,807)	(6,728,451)
Other gains (losses)	-	-	-	-	-	-	-	-	(4,478,021)	3,010,058
Income before taxes									161,110,230	179,997,948
Income taxes									(37,133,330)	(45,195,746)
Net income for year									123,976,900	134,802,202
Non-controlling interests									9,544,167	12,050,607
Net income attributable to equity holders of the parent									114,432,733	122,751,595
Depreciation and amortization	33,285,317	28,469,312	7,022,680	5,897,854	6,566,207	6,418,774	7,885,916	6,996,063	54,760,120	47,782,003
ORBDA before EI	171,505,948	166,075,189	35,079,843	35,098,996	17,619,306	16,841,100	11,743,234	9,678,898	235,948,331	227,694,183
Change %	3.3	-	(0.1)	-	4.6	-	-	-	3.6	-
% of Net sales	25.4	27.1	13.8	15.9	11.8	12.2	-	-	21.9	23.5
ORBDA (4)	171,505,948	172,946,734	35,079,843	34,714,889	17,619,306	23,308,320	11,743,234	9,629,614	235,948,331	240,599,557
Change %	(0.8)	-	1.1	-	(24.4)	-	-	-	(1.9)	-
% of Net sales	25.4	28.2	13.8	15.7	11.8	16.8	-	-	21.9	24.8

(1)     MSD&A, included Marketing, Selling, Distribution and Administrative expenses

(2)     Exceptional Items are income or expenses that do not occur regularly as part of the normal activities of the Company. Its presented separately because its are important items for the understanding the normal operations of the Company due to importance or nature.The Company has considered this result as an Exceptional items (EI) related to earthquake insurance compensation for an amount of ThCh$ 13,289,481 (Note 12) and restructuring charges of cider business in Argentina for an amount of ThCh$ 384,107, both figures for the year 2011.

(3)     Operating result (For management purposes we have defined as earnings before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(4)     ORBDA (For management purpose we have defined as Operating Result before Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

c)     Information as per Chile operating segment for the years ended as of December 31, 2013 and 2012:

	Beer Chile		Non-alcoholic		Spirits		Business Segment Chile
	2013	2012	2013	2012	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	348,006,978	316,545,195	334,715,473	287,312,904	68,357,072	62,055,212	751,079,523	665,913,311
Other income	3,637,948	3,739,080	3,634,887	1,222,039	1,287,615	1,403,545	8,560,450	6,364,664
Sales revenue between segments	1,399,051	559,331	3,882,580	3,597,936	274,076	93,569	5,555,707	4,250,836
Net sales	353,043,977	320,843,606	342,232,940	292,132,879	69,918,763	63,552,326	765,195,680	676,528,811
Change %	10.0	-	17.1	-	10.0	-	13.1	-
Cost of sales	(143,382,294)	(130,587,289)	(156,249,899)	(138,906,303)	(43,598,137)	(38,864,930)	(343,230,330)	(308,358,522)
% of Net sales	40.6	40.7	45.7	47.5	62.4	61.2	44.9	45.6
Gross margin	209,661,683	190,256,317	185,983,041	153,226,576	26,320,626	24,687,396	421,965,350	368,170,289
% of Net sales	59.4	59.3	54.3	52.5	37.6	38.8	55.1	54.4
MSD&A (1)	(120,814,292)	(105,512,857)	(134,487,631)	(107,666,627)	(19,900,733)	(18,516,311)	(275,202,656)	(231,695,795)
% of Net sales	34.2	32.9	39.3	36.9	28.5	29.1	36.0	34.2
Other operating income (expenses)	606,615	358,389	713,300	(213,583)	65,196	1,601,331	1,385,111	1,746,137
Operating result before Exceptional Items (EI)	89,454,006	85,101,849	52,208,710	45,346,366	6,485,089	7,772,416	148,147,805	138,220,631
Change %	5.1	-	15.1	-	(16.6)	-	7.2	-
% of Net sales	25.3	26.5	15.3	15.5	9.3	12.2	19.4	20.4
Exceptional Items (EI) (2)	(191,700)	-	(526,658)	-	(62,100)	-	(780,458)	-
Operating result (3)	89,262,306	85,101,849	51,682,052	45,346,366	6,422,989	7,772,416	147,367,347	138,220,631
Change %	4.9	-	14.0	-	(17.4)	-	6.6	-
% of Net sales	25.3	26.5	15.1	15.5	9.2	12.2	19.3	20.4
Depreciation and amortization	20,179,827	19,256,773	15,272,383	11,965,428	2,082,043	2,063,116	37,534,253	33,285,317
ORBDA before EI	109,633,833	104,358,622	67,481,093	57,311,794	8,567,132	9,835,532	185,682,058	171,505,948
Change %	5.1	-	17.7	-	(12.9)	-	8.3	-
% of Net sales	31.1	32.5	19.7	19.6	12.3	15.5	24.3	25.4
ORBDA (4)	109,442,133	104,358,622	66,954,435	57,311,794	8,505,032	9,835,532	184,901,600	171,505,948
Change %	4.9	-	16.8	-	(13.5)	-	7.8	-
% of Net sales	31.0	32.5	19.6	19.6	12.2	15.5	24.2	25.4

See definition of (1), (2), (3) and (4) in information as per reportable segments.

d)     Information as per Chile operating segment for the years ended as of December 31, 2012 and 2011:

	Beer Chile		Non-alcoholic		Spirits		Business Segment Chile
	2012	2011	2012	2011	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	316,545,195	309,286,574	287,312,904	243,329,756	62,055,212	49,360,939	665,913,311	601,977,269
Other income	3,739,080	3,208,076	1,222,039	1,226,330	1,403,545	492,143	6,364,664	4,926,549
Sales revenue between segments	559,331	521,953	3,597,936	3,953,248	93,569	1,082,518	4,250,836	5,557,719
Net sales	320,843,606	313,016,603	292,132,879	248,509,334	63,552,326	50,935,600	676,528,811	612,461,537
Change %	2.5	-	17.6	-	24.8	-	10.5	-
Cost of sales	(130,587,289)	(122,416,520)	(138,906,303)	(123,713,022)	(38,864,930)	(29,153,030)	(308,358,522)	(275,282,572)
% of Net sales	40.7	39.1	47.5	49.8	61.2	57.2	45.6	44.9
Gross margin	190,256,317	190,600,083	153,226,576	124,796,312	24,687,396	21,782,570	368,170,289	337,178,965
% of Net sales	59.3	60.9	52.5	50.2	38.8	42.8	54.4	55.1
MSD&A (1)	(105,512,857)	(97,195,786)	(107,666,627)	(88,697,801)	(18,516,311)	(15,591,794)	(231,695,795)	(201,485,381)
% of Net sales	32.9	31.1	36.9	35.7	29.1	30.6	34.2	32.9
Other operating income (expenses)	358,389	678,693	(213,583)	1,041,356	1,601,331	192,244	1,746,137	1,912,293
Operating result before Exceptional Items (EI)	85,101,849	94,082,990	45,346,366	37,139,867	7,772,416	6,383,020	138,220,631	137,605,877
Change %	(9.5)	-	22.1	-	21.8	-	0.4	-
% of Net sales	26.5	30.1	15.5	14.9	12.2	12.5	20.4	22.5
Exceptional Items (EI) (2)	-	5,328,789	-	1,235,685	-	307,071	-	6,871,545
Operating result (3)	85,101,849	99,411,779	45,346,366	38,375,552	7,772,416	6,690,091	138,220,631	144,477,422
Change %	(14.4)	-	18.2	-	16.2	-	(4.3)	-
% of Net sales	26.5	31.8	15.5	15.4	12.2	13.1	20.4	23.6
Depreciation and amortization	19,256,773	16,165,010	11,965,428	10,427,300	2,063,116	1,877,002	33,285,317	28,469,312
ORBDA before EI	104,358,622	110,248,000	57,311,794	47,567,167	9,835,532	8,260,022	171,505,948	166,075,189
Change %	(5.3)	-	20.5	-	19.1	-	3.3	-
% of Net sales	32.5	35.2	19.6	19.1	15.5	16.2	25.4	27.1
ORBDA (4)	104,358,622	115,576,789	57,311,794	48,802,852	9,835,532	8,567,093	171,505,948	172,946,734
Change %	(9.7)	-	17.4	-	14.8	-	(0.8)	-
% of Net sales	32.5	36.9	19.6	19.6	15.5	16.8	25.4	28.2

See definition of (1), (2), (3) and (4) in information as per reportable segments.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

e)     Information as per Río de la Plata operating segment for the years ended as of December 31, 2013 and 2012:

	Argentina		Uruguay		Business Segment Rio de la Plata
	2013	2012	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	264,093,845	246,140,112	9,936,020	2,830,325	274,029,865	248,970,437
Other income	7,405,658	4,777,057	-	-	7,405,658	4,777,057
Sales revenue between segments	999,777	78,860	-	-	999,777	78,860
Net sales	272,499,280	250,996,029	9,936,020	2,830,325	282,435,300	253,826,354
Change %	8.6	-	251.1	-	11	-
Cost of sales	(105,082,191)	(97,711,455)	(8,182,599)	(2,321,357)	(113,264,790)	(100,032,812)
% of Net sales	38.6	38.9	82.4	82.0	40	39.4
Gross margin	167,417,089	153,284,574	1,753,421	508,968	169,170,510	153,793,542
% of Net sales	61.4	61.1	17.6	18.0	60	60.6
MSD&A (1)	(140,066,362)	(125,399,631)	(2,905,640)	(649,335)	(142,972,002)	(126,048,966)
% of Net sales	51.4	50.0	29.2	22.9	51	49.7
Other operating income (expenses)	1,060,659	296,946	(22,592)	15,641	1,038,067	312,587
Operating result before Exceptional Items (EI)	28,411,386	28,181,889	(1,174,811)	(124,726)	27,236,575	28,057,163
Change %	0.8	-	841.9	-	(3)	-
% of Net sales	10.4	11.2	(11.8)	(4.4)	10	11.1
Exceptional Items (EI) (2)	(502,404)	-	(40,707)	-	(543,111)	-
Operating result (3)	27,908,982	28,181,889	(1,215,518)	(124,726)	26,693,464	28,057,163
Change %	(1.0)	-	874.6	-	(5)	-
% of Net sales	10.2	11.2	(12.2)	(4.4)	9	11.1
Depreciation and amortization	9,618,537	6,939,340	338,516	83,340	9,957,053	7,022,680
ORBDA before EI	38,029,923	35,121,229	(836,295)	(41,386)	37,193,628	35,079,843
Change %	8.3	-	1,920.7	-	6	-
% of Net sales	14.0	14.0	(8.4)	(1.5)	13	13.8
ORBDA (4)	37,527,519	35,121,229	(877,003)	(41,386)	36,650,516	35,079,843
Change %	6.9	-	2,019.1	-	4	-
% of Net sales	13.8	14.0	(8.8)	(1.5)	13	13.8

See definition of (1), (2), (3) and (4) in information as per reportable segments.

f)      Information as per Río de la Plata operating segment for the year ended as of December 31, 2012 and 2011:

	Argentina		Uruguay		Business Segment Rio de la Plata
	2012	2011	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	246,140,112	216,194,072	2,830,325	-	248,970,437	216,194,072
Other income	4,777,057	4,488,308	-	-	4,777,057	4,488,308
Sales revenue between segments	78,860	220,708	-	-	78,860	220,708
Net sales	250,996,029	220,903,088	2,830,325	-	253,826,354	220,903,088
Change %	13.6	-	-	-	14.9	-
Cost of sales	(97,711,455)	(91,236,912)	(2,321,357)	-	(100,032,812)	(91,236,912)
% of Net sales	38.9	41.3	82.0	-	39.4	41.3
Gross margin	153,284,574	129,666,176	508,968	-	153,793,542	129,666,176
% of Net sales	61.1	58.7	18.0	-	60.6	58.7
MSD&A (1)	(125,399,631)	(100,412,990)	(649,335)	-	(126,048,966)	(100,412,990)
% of Net sales	50.0	45.5	22.9	-	49.7	45.5
Other operating income (expenses)	296,946	(52,044)	15,641	-	312,587	(52,044)
Operating result before Exceptional Items (EI)	28,181,889	29,201,142	(124,726)	-	28,057,163	29,201,142
Change %	(3.5)	-	-	-	(3.9)	-
% of Net sales	11.2	13.2	(4.4)	-	11.1	13.2
Exceptional Items (EI) (2)	-	(384,107)	-	-	-	(384,107)
Operating result (3)	28,181,889	28,817,035	(124,726)	-	28,057,163	28,817,035
Change %	(2.2)	-	-	-	(2.6)	-
% of Net sales	11.2	13.0	(4.4)	-	11.1	13.0
Depreciation and amortization	6,939,340	5,897,854	83,340	-	7,022,680	5,897,854
ORBDA before EI	35,121,229	35,098,996	(41,386)	-	35,079,843	35,098,996
Change %	0.1	-	-	-	(0.1)	-
% of Net sales	14.0	15.9	(1.5)	-	13.8	15.9
ORBDA (4)	35,121,229	34,714,889	(41,386)	-	35,079,843	34,714,889
Change %	1.2	-	-	-	1.1	-
% of Net sales	14.0	15.7	(1.5)	-	13.8	15.7

See definition of (1), (2), (3) and (4) in information as per reportable segments.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Sales information by geographic location

Net sales per geographical location	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Chile	907,947,965	813,918,521	739,131,946
Argentina	279,342,525	258,941,048	230,418,725
Uruguay	9,936,020	2,830,325	-
Total	1,197,226,510	1,075,689,894	969,550,671

See distribution of domestic and exports revenues in Note 9.

Depreciation and amortization as per reportable and operating segments

Property, plant and equipment depreciation and amortization of software	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Business Segment Chile	37,534,253	33,285,317	28,469,312
Beer Chile	20,179,827	19,256,773	16,165,010
Non-alcoholic	15,272,383	11,965,428	10,427,300
Spirits	2,082,043	2,063,116	1,877,002

Business Segment Río de la Plata	9,957,053	7,022,680	5,897,854
CCU Argentina	9,618,537	6,939,340	5,897,854
Uruguay	338,516	83,340	-

Business Segment Wines	7,238,886	6,566,207	6,418,774
Wines	7,238,886	6,566,207	6,418,774

Others	9,516,304	7,885,916	6,996,063
Others (1)	9,516,304	7,885,916	6,996,063
Total	64,246,496	54,760,120	47,782,003

(1)   Other includes depreciation and amortization corresponding to the Corporate Support Units and Strategic Service Units.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Capital expenditures as per reportable and operating segments

Capital expenditures (property, plant and equipment and software additions)	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Business Segment Chile	70,441,360	52,724,178	39,293,356
Beer Chile	41,215,109	23,220,813	23,504,694
Non-alcoholic	26,850,507	27,659,048	14,758,599
Spirits	2,375,744	1,844,317	1,030,063

Business Segment Río de la Plata	29,779,226	26,945,555	13,994,020
CCU Argentina	29,276,105	26,945,555	13,994,020
Uruguay	503,121	-	-

Business Segment Wines	4,839,881	9,137,730	8,309,162
Wines	4,839,881	9,137,730	8,309,162

Others	19,498,562	28,838,059	16,250,389
Others (1)	19,498,562	28,838,059	16,250,389
Total	124,559,029	117,645,522	77,846,927

(1)   Other includes the capital investments corresponding to the Corporate Support Units and Strategic Service Units.

Assets as per reportable and operating segments

Assets per segment	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Business Segment Chile	560,654,096	509,042,500
Beer Chile	249,023,527	243,325,487
Non-alcoholic	238,108,247	197,885,103
Spirits	73,522,322	67,831,910

Business Segment Rio de la Plata	199,389,168	212,223,910
CCU Argentina	182,245,341	197,683,498
Uruguay	17,143,827	14,540,412

Business Segment Wines	277,730,436	270,696,952
Wines	277,730,436	270,696,952

Others	689,946,555	336,746,449
Others (1)	689,946,555	336,746,449
Total	1,727,720,255	1,328,709,811

(1)   Other includes goodwill and the assets corresponding to the Corporate Support Units and Strategic Service Units.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Assets per geographic location

Assets per geographical location	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Chile	1,514,645,406	1,102,342,723
Argentina	195,931,022	211,826,776
Uruguay	17,143,827	14,540,312
Total	1,727,720,255	1,328,709,811

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Segment’s additional information

The Consolidated Statement of Income classified according to the Company’s operations management is as follows:

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31.
		2013	2012	2011
		ThCh$	ThCh$	ThCh$
Sales revenue external customers		1,172,047,393	1,059,477,220	951,105,074
Other income		25,179,117	16,212,674	18,445,597
Net sales	9	1,197,226,510	1,075,689,894	969,550,671
Change %		11.3	10.9	-
Cost of sales		(536,696,634)	(493,087,247)	(447,861,535)
% of Net sales		44.8	45.8	46.2
Gross margin		660,529,876	582,602,647	521,689,136
% of Net sales		55.2	54.2	53.8
MSD&A (1)		(473,523,545)	(405,242,765)	(349,007,370)
% of Net sales		39.6	37.7	36.0
Other operating income (expenses)		4,248,832	3,828,329	7,230,414
Operating result before Exceptional Items (EI)		191,255,163	181,188,211	179,912,180
Change %		5.6	0.7	-
% of Net sales		16.0	16.8	18.6
Exceptional Items (EI) (2)		(2,989,329)	-	12,905,374
Operating result (3) (5)		188,265,834	181,188,211	192,817,554
Change %		3.9	(6.0)	-
% of Net sales		15.7	16.8	19.9
Net financial expense	11	(15,830,056)	(9,362,207)	(7,324,356)
Equity and income of joint venture	19	308,762	(177,107)	(698,253)
Foreign currency exchange differences	11	(4,292,119)	(1,002,839)	(1,078,604)
Results as per adjustment units	11	(1,801,765)	(5,057,807)	(6,728,451)
Other gains (losses)	13	958,802	(4,478,021)	3,010,058
Income before taxes		167,609,458	161,110,230	179,997,948
Income taxes	26	(34,704,907)	(37,133,330)	(45,195,746)
Net income for year		132,904,551	123,976,900	134,802,202
Non-controlling interests	32	9,868,543	9,544,167	12,050,607
Net income attributable to equity holders of the parent		123,036,008	114,432,733	122,751,595
Depreciation and amortization		64,246,496	54,760,120	47,782,003
ORBDA before EI		255,501,659	235,948,331	227,694,183
Change %		8.3	3.6	-
% of Net sales		21.3	21.9	23.5
ORBDA (4)		252,512,329	235,948,331	240,599,557
Change %		7.0	(1.9)	-
% of Net sales		21.1	21.9	24.8

See definition of (1), (2), (3) and (4) in information as per operating segment.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

(5) The following is a reconciliation of our gains (losses) from operational activities, the most directly comparable IFRS measure to Operating Result for the years ended December 31, 2013, 2012 and 2011:

	For the years ended December 31.
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Income from operational activities	189,224,636	176,710,190	195,827,611
Add (Subtract):
Results derivative contracts	(2,390,493)	4,030,484	(2,459,262)
Marketable securities to fair value	107,914	(92,469)	227,034
Other	1,323,777	540,006	(777,830)
Exceptional Items (EI) (2)	2,989,329	-	(12,905,374)
Operating result before EI	191,255,163	181,188,211	179,912,179
Exceptional Items (EI) (2)	(2,989,329)	-	12,905,374
Operating result (3)	188,265,834	181,188,211	192,817,553

See definition of (2) and (3) in information as per operating segment.

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

The figures for each entity 100% of each in summary form are as follows:

	As of December 31, 2013			As of December 31, 2012			Al 31 de diciembre de 2011
	Viña Valles de Chile S.A. (1)	Cervecería Austral S.A.	Foods S.A.	Viña Valles de Chile S.A. (1)	Cervecería Austral S.A.	Foods S.A.	Viña Valles de Chile S.A. (1)	Cervecería Austral S.A.	Foods S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	-	7,949,500	23,312,230	-	6,633,014	20,529,548	5,249,831	6,742,979	18,963,856
Operating result	-	506,859	(268,040)	-	91,569	(413,580)	(1,611,372)	319,065	301,086
Net income for year	-	446,348	174,201	-	95,114	(449,925)	(1,251,395)	260,699	(381,620)
Capital expenditures	-	39,967	811,079	-	703,445	1,009,462	281,811	694,159	1,530,179
Depreciation and amortization	-	(366,308)	(1,050,432)	-	(358,850)	(922,112)	(625,161)	(312,912)	(659,743)
Current assets	-	3,491,797	10,118,422	-	3,159,893	8,364,951	-	3,010,585	7,912,917
Non-current assets	-	4,302,124	28,109,818	-	4,270,639	27,321,395	-	3,864,213	27,263,481
Current liabilities	-	1,588,759	11,796,719	-	1,582,482	9,709,334	-	1,120,721	9,109,055
Non-current liabilities	-	277,527	1,007,569	-	231,159	727,260	-	205,455	367,666

(1) See  Note 19.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

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

On April 6, 2011, Compañía Industrial Cervecera S.A. (CICSA) made an additional purchase of shares of 14.272% of Doña Aída S.A. and 14.2667% of Don Enrique Pedro S.A. As a consequence, CICSA became the owner of 85.728% and 85.734%, respectively, of these subsidiaries.

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

During November 2013, CICSA increases its participation in Saenz Briones & Cía. S.A.I.C. from 0.4377% to 67.2095% due to debt capitalization.

b)   Marzurel S.A., Milotur S.A. and Coralina S.A. and Los Huemules S.R.L.

Year 2012 Acquisitions

b.1)  On September 13, 2012, the Company acquired 100% of stock, voting and economic rights of Marzurel S.A., Milotur S.A. and Coralina S.A., which are Uruguayan companies that develop the mineral waters and soft drinks business in that country.

         At December, 31 2012, the total amount of this transaction was ThCh$ 10,512,588 and was recorded under Other non-financial assets, due to the Company was in the process of assessing the fair values of this acquisition and the estimated impact of this process was not considered significant to the financial statement as of that date (See Note 18).

b.2)  On September 27, 2012, the Company, through the subsidiary Cervecera Kunstmann S.A., acquired 49% of rights of Los Huemules S.R.L. for ThCh$ 271,843. Los Huemules S.R.L. is an Argentinian company that specializes in gastronomic services.

c)   Manantial S.A.

Year 2012 Acquisitions

On December 24, 2012, the Company acquired 51% of the stock of Manantial S.A., a Chilean company that develops the business of purified water in large bottles at home and offices through the use of dispensers, business that is known internationally as HOD (Home and Office Delivery).

At December, 31 2012, the total amount of this transaction was ThCh$ 9,416,524 and was recorded under Other non-financial assets (Note 18).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Year 2013 Acquisitions

On June 7, 2013, the Company proceeded to pay outstanding balance of ThCh$ 1,781,909 related to the acquisition of Manantial S.A.

For the acquisition of the Uruguayan, Argentine and Chilean companies, the Company have been determined the fair values of the assets, liabilities and contingent liabilities, generating goodwill for an amount of ThCh$ 14,616,297, among others (Note 21).

d)   Bebidas del Paraguay S.A. y Distribuidora del Paraguay S.A.

Year 2013 Acquisitions

During December 2013, the Company acquired 50.005% and 49.995% of the stock of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., respectively. This transaction allows the Company, participates in the beer distribution business, and production and marketing of non-alcoholic drinks, waters and nectars. The total amount of this transaction was ThCh$ 11,254,656 and was recorded under Other non-financial assets (Note 18).

At the date of issuance of these consolidated financial statements the Company is in the process of assessing the fair values of acquisitions above mentioned.

It is expected that the acquisition of these companies increases their productive capacities, through the expansion of their productive assets, growth in market share through the various brands market and participation in local and foreign markets, as well as operational improvements as a result of synergies obtained in the operational and administrative functions.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 9 Net Sales

Net sales distributed between domestic and export, are as follows:

	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Domestic sales	1,102,834,492	980,795,179	877,824,070
Exports sales	94,392,018	94,894,715	91,726,601
Total	1,197,226,510	1,075,689,894	969,550,671

Note 10 Nature of cost and expense

Operational cost and expense grouped by natural classification are as follows:

	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Raw material cost	382,645,778	361,570,855	327,626,307
Materials and maintenance expense	32,596,344	27,740,998	25,709,929
Personal expense (1)	155,010,442	128,161,486	114,803,745
Transportation and distribution	184,417,248	154,488,838	123,422,050
Advertising and promotion expense	85,063,591	75,977,235	70,028,455
Lease expense	12,201,288	10,985,054	8,345,266
Energy expense	25,398,656	27,713,998	25,932,251
Depreciation and amortization	64,246,496	54,760,120	47,782,003
Other expenses	72,889,696	58,687,671	54,395,399
Total	1,014,469,539	900,086,255	798,045,405

(1)   See Note 31 Employee benefits.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 11 Financial results

The financial income composition for the year ended as of December 31, 2013, 2012 and 2011, is as follows:

	For the years ended as of December 31,
Financial Results	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Financial income	8,254,170	7,692,672	7,086,555
Financial cost	(24,084,226)	(17,054,879)	(14,410,911)
Foreign currency exchange differences	(4,292,119)	(1,002,839)	(1,078,604)
Result as per adjustment units	(1,801,765)	(5,057,807)	(6,728,451)
Total	(21,923,940)	(15,422,853)	(15,131,411)

Note 12 Other income by function

The detail of other income by function is as follows:

	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Sales of fixed assets	2,381,160	2,525,648	2,922,746
Lease expense	318,830	409,325	598,189
Others	2,808,873	2,649,599	4,501,871
Earthquake insurance compensation (1)	-	-	13,289,481
Total	5,508,863	5,584,572	21,312,287

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

        Of this amount, ThCh$ 21,721,759 was received in cash from the insurance company at December 31, 2010 and reflected in cash flow from operating activities. Additionally, ThCh$ 5,593,677 was recorded as an account receivable based on a confirmation from the insurance company, amount that was collected in the year 2011, when the insurance claims process was completed. At the date of such final settlement the total amount of the book value of the damaged assets and expenses incurred was ThCh$ 30,188,980, receiving a total compensation for ThCh$ 43,617,835, of which ThCh$ 21,896,076 was received during the year 2011.

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

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 13 Other Gain and Loss

The detail of other gain (loss) items is as follows:

Other gain and (loss)	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Results derivative contracts	2,390,493	(4,030,484)	2,459,262
Marketable securities to fair value	(107,914)	92,469	(227,034)
Other	(1,323,777)	(540,006)	777,830
Total	958,802	(4,478,021)	3,010,058

Note 14  Cash and cash equivalents

Cash and cash equivalent balances were as follows:

	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Cash	16,242	11,015	136,754
Overnight deposits	883,299	1,119,358	308,625
Bank balances	29,614,669	44,411,396	22,955,522
Time deposits	282,628,752	9,454,130	100,723,260
Investments in mutual funds	503,838	-	104,926
Securities purchased under resale agreements	95,206,467	47,341,376	53,836,671
Total	408,853,267	102,337,275	178,065,758

The currency composition of cash and cash equivalents at December 31, 2013, is as follows:

	Chilean Peso	Unidad de Fomento	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	6,446	-	42	-	1,217	8,537	-	16,242
Overnight deposits	-	-	883,299	-	-	-	-	883,299
Bank balances	24,559,899	-	695,292	1,718,676	1,730,671	545,378	364,753	29,614,669
Time deposits	282,628,752	-	-	-	-	-	-	282,628,752
Investments in mutual funds	503,838	-	-	-	-	-	-	503,838
Securities purchased under resale agreements	95,206,467	-	-	-	-	-	-	95,206,467
Total	402,905,402	-	1,578,633	1,718,676	1,731,888	553,915	364,753	408,853,267

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The currency composition of cash and cash equivalents at December 31, 2012, is as follows:

	Chilean Peso	Unidad de Fomento	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	10,659	-	356	-	-	-	-	11,015
Overnight deposits	1,119,358	-	-	-	-	-	-	1,119,358
Bank balances	26,813,548	-	412,941	303,571	16,847,635	-	33,701	44,411,396
Time deposits	8,892,234	-	561,896	-	-	-	-	9,454,130
Securities purchased under resale agreements	47,341,376	-	-	-	-	-	-	47,341,376
Total	84,177,175	-	975,193	303,571	16,847,635	-	33,701	102,337,275

The currency composition of cash and cash equivalents at December 31, 2011, is as follows:

	Chilean Peso	Unidad de Fomento	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	136,711	-	43	-	-	-	-	136,754
Overnight deposits	308,625	-	-	-	-	-	-	308,625
Bank balances	19,190,647	-	2,685,721	141,146	936,632	-	1,375	22,955,521
Time deposits	81,865,113	18,963,052	-	-	-	-	-	100,828,165
Investments in mutual funds	-	-	-	-	22	-	-	22
Securities purchased under resale agreements	53,836,671	-	-	-	-	-	-	53,836,671
Total	155,337,767	18,963,052	2,685,764	141,146	936,654	-	1,375	178,065,758

The total accumulated cash flows paid in business combinations are as follows:

	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Total paid for business acquisitions:
Amount paid by changes in the ownership shares in subsidiaries (1)	(5,627,425)	(12,521,899)	-
Amount paid in cash and cash equivalent for business acquisitions (2)	(14,566,278)	(19,521,964)	(3,257,272)
Other cash payments to acquire interests in joint ventures(3)	-	-	(2,456,489)
Total	(20,193,703)	(32,043,863)	(5,713,761)

(1)   Corresponds to additionally percentage of acquisition in VSPT (Note 1) in 2013 and 2012.

(2)   Corresponds to the purchase of Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A. and a pay of outstanding balance related to the acquisition in Manantial S.A. and Compañía Pisquera Bauzá S.A. in 2013; Marzurel S.A, Milotur S.A. and Coralina S.A., Manantial in 2012 and Doña Aída S.A. and Don Enrique Pedro S.A. in 2011.

(3)   Corresponds to acquisitions of 49% of Compañía Pisquera Bauzá S.A.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 15 Accounts receivables – Trade and other receivables

The accounts receivables – trade and other receivables were as follows:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Accounts receivables
Beer Chile	35,973,230	34,240,155
Non-alcoholic	34,125,732	27,386,073
Spirits	13,566,079	13,050,238
Total Chile reportable segment	83,665,041	74,676,466
CCU Argentina	35,932,691	43,837,015
Uruguay	4,058,840	-
Total Río de la Plata reportable segment	39,991,531	43,837,015
Wines	38,645,382	37,944,826
Total Wines reportable segment	38,645,382	37,944,826
Others (1)	39,682,847	38,353,266
Total Others reportable segment	39,682,847	38,353,266
Others accounts receivables	15,314,439	15,396,835
Impairment loss estimate	(5,795,193)	(5,637,538)
Total	211,504,047	204,570,870

(1)   Primarly includes Comercial CCU S.A. which makes sales multiclass on behalf of Cervecera CCU Chile, ECUSA, CPCh, VSPT and Foods.

The Company’s accounts receivable are denominated in the following currencies:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Chilean Peso	137,392,333	128,498,015
Argentine Peso	37,420,770	46,422,310
US Dollar	23,341,142	20,142,827
Euro	7,263,490	6,973,740
Unidad de Fomento	45,225	103,408
Uruguayan Pesos	3,856,106	-
Others currencies	2,184,981	2,430,570
Total	211,504,047	204,570,870

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The detail of the accounts receivable maturities as of December 31, 2013, is as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables
Beer Chile	35,973,230	32,472,687	2,488,512	168,643	307,389	535,999
Non-alcoholic	34,125,732	29,757,319	3,034,726	212,962	382,360	738,365
Spirits	13,566,079	12,531,580	796,222	65,002	56,639	116,636
Total Chile reportable segment	83,665,041	74,761,586	6,319,460	446,607	746,388	1,391,000
CCU Argentina	35,932,691	30,649,916	3,616,652	890,264	7,395	768,464
Uruguay	4,058,840	3,254,874	493,813	85,055	141,391	83,707
Total Río de la Plata reportable segment	39,991,531	33,904,790	4,110,465	975,319	148,786	852,171
Wines	38,645,382	33,201,043	4,134,689	814,425	288,308	206,917
Total Wines reportable segment	38,645,382	33,201,043	4,134,689	814,425	288,308	206,917
Others (1)	39,682,847	34,783,229	2,665,321	631,147	268,940	1,334,210
Total Others reportable segment	39,682,847	34,783,229	2,665,321	631,147	268,940	1,334,210
Others accounts receivables	15,314,439	14,787,403	416,358	110,678	-	-
Sub Total	217,299,240	191,438,051	17,646,293	2,978,176	1,452,422	3,784,298
Impairment loss estimate	(5,795,193)	-	(293,402)	(736,915)	(1,247,743)	(3,517,133)
Total	211,504,047	191,438,051	17,352,891	2,241,261	204,679	267,165

(1)   Primarly includes Comercial CCU S.A. which makes sales multiclass on behalf of Cervecera CCU Chile, ECUSA, CPCh, VSPT and Foods.

The detail of the accounts receivable maturities as of December 31, 2012, is as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables
Beer Chile	34,240,155	31,761,325	1,561,732	300,944	366,185	249,969
Non-alcoholic	27,386,073	24,680,075	1,282,518	543,269	285,845	594,366
Spirits	13,050,238	11,698,262	1,079,484	54,392	55,135	162,965
Total Chile reportable segment	74,676,466	68,139,662	3,923,734	898,605	707,165	1,007,300
CCU Argentina	43,837,015	36,994,466	5,833,134	304,199	529,073	176,143
Total Río de la Plata reportable segment	43,837,015	36,994,466	5,833,134	304,199	529,073	176,143
Wines	37,944,826	32,384,595	4,347,028	804,473	205,511	203,219
Total Wines reportable segment	37,944,826	32,384,595	4,347,028	804,473	205,511	203,219
Others (1)	38,353,266	31,351,626	4,884,814	623,745	226,507	1,266,574
Total Others reportable segment	38,353,266	31,351,626	4,884,814	623,745	226,507	1,266,574
Others accounts receivables	15,396,835	15,396,835	-	-	-	-
Sub Total	210,208,408	184,267,184	18,988,710	2,631,022	1,668,256	2,653,236
Impairment loss estimate	(5,637,538)	-	(761,880)	(966,986)	(1,306,619)	(2,602,053)
Total	204,570,870	184,267,184	18,226,830	1,664,036	361,637	51,183

(1)     Primarly includes Comercial CCU S.A. which makes sales multiclass on behalf of Cervecera CCU Chile, ECUSA, CPCh, VSPT and Foods.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The Company markets its products through retail, wholesale clients, chains and supermarkets. As of December 31, 2013, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 31% (29% in 2012) of the total accounts receivable.

As indicated in the Risk management note (Note 5), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% of the accounts receivable balances. For this reason, management estimates that it does not require establishing allowances for further deterioration, in addition to those already constituted based on an aging analysis of these balances.

Regarding amounts aged more than 6 months and for which no allowances have been constituted, they correspond mainly to amounts already covered by the credit insurance policies. In addition, there are amounts overdue within ranges for which, in accordance with current policies are only partially impaired for, based on a case by case analysis.

The movement of the impairment losses provision for accounts receivable is as follows:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Balance at the beginning of year	5,637,538	4,715,359
Impairment estimate for accounts receivable	1,018,454	2,012,996
Uncollectible accounts	(720,031)	(883,706)
Effect of translation into presentation currency	(140,768)	(207,111)
Total	5,795,193	5,637,538

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

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

(4)  An agreement between the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui and Limarí Ltda. due to differences resulting from the contributions made by the latter. It establishes a 3% annual interest over capital, with annual payments to be made in eight instalments of UF 1,124 each. Begining February 28, 2007, and UF 9,995 payment on February 28, 2014.

(5)   An agreement of grape supply between the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui y Limaría Ltda. These contracts stipulate a 3% annual interest on the capital, with a term of eight years, and annual payments due on May 31, 2018.

(6)  An agreement between the subsidiary Compañía Pisquera de Chile S.A. with Comarca S.A. related to the payment of the access fee for the distribution of products. The pending amount is agreed at two quotes of UF 17,888. Maturities correspond to November 2, 2012 and December 2, 2013, respectively.

(7) Relates to an agreement between the subsidiary Compañía Pisquera de Chile S.A. with Fondo de inversion privado Mallorca, related to the acquisition of 49% of the associated Compañía Pisquera Bauzá S.A. pending amount corresponds to a single payment of UF 65,832 due on December 1, 2013.

The transaction schedule includes all the transactions made with related parties.

The detail of the accounts receivable and payable from related companies as of December 31, 2013 and 2012, is as follows:

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Accounts receivable from related companies

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2013	As of December 31, 2012
							ThCh$	ThCh$
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Sales of products	CLP	188,278	177,100
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty collected	CLP	5,194	5,489
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Billed services	CLP	20,253	19,005
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidary of joint venture	Sales of products	CLP	224,650	674,851
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidary of joint venture	Leases cranes	CLP	1,481	970
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	(1)	Joint venture	Sales of products	CLP	187,525	55,664
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	(1)	Joint venture	Transport service	CLP	1,034,550	863,022
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	(2)	Joint venture	Remittance send	CLP	6,335,472	4,929,610
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	(2)	Joint venture	Interests	CLP	65,779	91,943
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	(2)	Joint venture	Sale service	CLP	227,842	198,925
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	(1)	Joint venture	Shared service	CLP	135,638	232,508
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(1)	Subsidary shareholders	Purchase advanced	CLP	57,625	753,305
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(1)	Subsidary shareholders	Sales of products	CLP	-	527,822
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(5)	Subsidary shareholders	Supply contract	U.F.	67,637	118,169
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(4)	Subsidary shareholders	Loan	U.F.	259,179	303,864
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Subsidary shareholders	Sales of products	CLP	90,519	125,980
0-E	Heineken Brouwerijen B.V.	Netherland	(3)	Parent company related	Sales of products	USD	33,948	282,841
96,427,000-7	Inversiones y Rentas S.A.	Chile	(1)	Parent company related	Sales of products	CLP	6,046	2,992
97,004,000-5	Banco de Chile	Chile	(1)	Related to controller	Sales of products	CLP	167,704	130,031
79,903,790-4	Soc. Agrícola y Ganadera Río Negro Ltda.	Chile	(1)	Related to controller	Sales of products	CLP	-	62,927
91,021,000-9	Madeco S.A.	Chile	(1)	Related to controller	Sales of products	CLP	3,683	3,177
92,236,000-6	Watt's S.A.	Chile	(1)	Related to joint venture	Services	CLP	18,164	18,164
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to controller	Recaudation for division	CLP	-	33,631
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to controller	Billing services	CLP	6,015	-
90,081,000-8	Compañía Chilena de Fosforo S.A.	Chile	(1)	Subsidary shareholders	Sales of products	CLP	4,805	-
0-E	Bebidas del Paraguay S.A.	Paraguay	(1)	Subsidary	Sales of prodcuts	USD	468,318	-
Total							9,610,305	9,611,990

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2013	As of December 31, 2012
							ThCh$	ThCh$
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(5)	Joint venture	Supply contract	U.F.	350,173	414,115
Total							350,173	414,115

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Accounts payable to related companies

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2013	As of December 31, 2012
							ThCh$	ThCh$
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	288,652	696,707
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty paid	CLP	119,071	36,649
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidary of joint venture	Marketing services	CLP	37,171	52,134
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	574,402	445,799
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	(1)	Joint venture	Trucker discounts	CLP	42,374	101,532
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	(1)	Joint venture	Consignation sales	CLP	558,880	555,608
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(4)	Subsidary shareholders	Interests	CLP	-	2,556
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(1)	Subsidary shareholders	Purchase of products	CLP	1,089,590	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Subsidary shareholders	Purchase of products	CLP	6,205	7,660
O-E	Heineken Brouwerijen B.V.	Netherland	(3)	Shareholder of the parent	License and technical assistance	Euros	3,721,131	4,746,235
76,718,803-5	Viña Tabalí S.A.	Chile	(1)	Related to controller	Recaudation for division	CLP	-	180,271
76,718,803-5	Viña Tabalí S.A.	Chile	(1)	Related to controller	Recaudation for customers	CLP	27,116	-
78,105,4607	Alimentos Nutrabien S.A.	Chile	(1)	Parent company related	Purchase of products	CLP	1,502	3,519
87,938,700-0	Agroproductos Bauza y Cía Ltda.	Chile	(1)	Related associate	Purchase of products	CLP	222	557,862
76,029,691-0	Comarca S.A.	Chile	(6)	Related subsidary	Access Fee	U.F.	-	408,575
84,898,000-5	Alusa S.A.	Chile	(1)	Related to controller	Purchase of products	CLP	468,675	195,701
97,004,000-5	Banco de Chile	Chile	(1)	Related to controller	Billing services	CLP	2,528	1,260
76,115,132-0	Canal 13 S.P.A.	Chile	(1)	Related to controller	Adversiting	CLP	278,460	6,659
96,689,310-9	Transbank S.A.	Chile	(1)	Related to controller	Comission of sale	CLP	54	4,902
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to controller	Purchase of products	CLP	280	7,477
96,908,430-9	Telefónica del Sur Servicios Intermedios S.A.	Chile	(1)	Parent company related	Telephony services	CLP	-	2,259
O-E	Amstel Brouwerijen BV	Netherland	(3)	Shareholder of the parent	License and technical assistance	Euros	69,660	-
99,505,690-9	Blue Two Chile S.A.	Chile	(1)	Parent company related	Telephony services	CLP	91	180
Total							7,286,064	8,013,545

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2013	As of December 31, 2012
							ThCh$	ThCh$
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(4)	Subsidary shareholders	Purchase of products	CLP	-	6,521
76,029,691-0	Comarca S.A.	Chile	(6)	Related subsidary	Access Fee	U.F.	-	881,637
76,173,468-7	Fondo de Inversión Privado Mallorca	Chile	(7)	Related subsidary	Remaining amount of shares	U.F.	-	1,503,652
0-E	Bebidas del Paraguay S.A.	Paraguay	(3)	Subsidary	Distribution	USD	377,020	-
Total							377,020	2,391,810

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Most significant transactions and effects on results:

The following are the most significant transactions with related entities that are not subsidiaries of the Company and their effect on the Consolidated Statement of Income:

Tax ID	Company	Country of origin	Relationship	Transaction	For the years ended as of December 31,
					2013		2012		2011
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
0-E	Heineken Brouwerijen B.V.	Netherland	Parent company related	Billed services	58,343	(58,343)	53,538	(53,538)	55,993	(55,993)
0-E	Heineken Brouwerijen B.V.	Netherland	Parent company related	Purchase of products	225,145	-	191,321	-	-	-
0-E	Heineken Brouwerijen B.V.	Netherland	Parent company related	Sales of products	244,804	93,026	917,456	345,633	1,206,474	458,460
0-E	Heineken Brouwerijen B.V.	Netherland	Parent company related	Licenses and technical assistance	6,990,715	(6,990,715)	7,733,364	(7,733,364)	2,042,868	(2,042,868)
0-E	Heineken Italia Spa	Italy	Parent company related	Adversiting	-	-	-	-	16,689	16,689
0-E	Heineken Italia Spa	Italy	Parent company related	Purchase of products	40,025	-	38,978	-	90,266	-
0-E	Amstel Brouwerijen BV	Netherland	Parent company related	Licenses and technical assistance	69,660	(69,660)	-	-	-	-
0-E	Nestle Waters Argentina S.A.	Argentina	Subsidary shareholders	Licenses and technical assinstance	1,350	(1,350)	45,564	(45,564)	30,497	(30,497)
0-E	Nestle Waters S.A.	Italy	Subsidary shareholders	Royalty paid	155,839	(155,839)	135,930	(135,930)	67,137	(67,137)
90,703,000-8	Nestle Chile S.A.	Chile	Subsidary shareholders	Dividends paid	2,442,310	-	3,253,214	-	2,829,774	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Subsidary shareholders	Sales of products	265,054	212,043	201,828	161,462	216,971	161,919
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Subsidary shareholders	Billed services	174,871	174,871	39,793	39,793	83,672	83,672
79,985,340-K	Cervecera Valdivia S.A.	Chile	Subsidary shareholders	Dividend paid	523,063	-	449,557	-	384,960	-
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidary of joint venture	Marketing services	208,191	(208,191)	182,773	(182,773)	147,493	(147,493)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidary of joint venture	Sales of products	1,998,700	819,468	1,310,486	537,299	1,338,141	548,638
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Subsidary shareholders	Loan	26,200	8,092	13,180	2,165	23,684	9,056
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Subsidary shareholders	Supply contract	67,784	12,456	34,169	5,614	-	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Subsidary shareholders	Purchase grape	8,251,401	-	5,521,250	-	4,922,212	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Subsidary shareholders	Dividens paid	774,087	-	772,631	-	740,121	-
90,081,000-8	Compañía Chilena de Fosforo S.A.	Chile	Subsidary shareholders	Dividens paid	1,134,431	-	1,998,104	-	3,000,006	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Parent company related	DIvidend paid	35,285,513	-	37,850,647	-	34,134,370	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Parent company related	Office rental	10,174	10,174	9,984	9,984	9,624	9,624
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	293,194	117,278	251,203	123,089	235,539	223,762
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty paid	340,706	(340,706)	258,836	(258,836)	216,856	(216,856)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty collected	47,265	47,265	47,436	47,436	192,628	192,628
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	2,703,252	-	2,171,939	-	2,293,195	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Billed services	205,076	205,076	189,029	189,029	-	-
97,004,000-5	Banco de Chile	Chile	Related the controller	Transport of securities	72,005	(72,005)	36,235	(36,235)	119,388	(119,388)
97,004,000-5	Banco de Chile	Chile	Related the controller	Sales of products	30,865	10,803	36,495	12,773	37,984	15,574
97,004,000-5	Banco de Chile	Chile	Related the controller	Derivatives	9,358,500	3,158	13,524,375	(42,668)	35,101,844	(87,148)
97,004,000-5	Banco de Chile	Chile	Related the controller	Investmentes	111,695,000	366,198	52,990,501	394,676	143,679,043	935,070
97,004,000-5	Banco de Chile	Chile	Related the controller	Interests	258,196	(258,196)	264,723	(264,723)	-	-
97,004,000-5	Banco de Chile	Chile	Related the controller	Leasing paid	140,033	(24,680)	355,095	(36,027)	343,386	(49,424)
99,531,920-9	Viña Valles de Chile S.A.	Chile	Joint venture at dec 2011	Billing services	-	-	-	-	157,332	-
99,531,920-9	Viña Valles de Chile S.A.	Chile	Joint venture at dec 2011	Sales of products	-	-	-	-	21,935	21,935
99,531,920-9	Viña Valles de Chile S.A.	Chile	Joint venture at dec 2011	Purchase of products	-	-	-	-	89,744	13,862
99,531,920-9	Viña Valles de Chile S.A.	Chile	Joint venture at dec 2011	Remittance paids	-	-	-	-	5,241,975	-
99,531,920-9	Viña Valles de Chile S.A.	Chile	Joint venture at dec 2011	Remittance received	-	-	-	-	2,722,942	-
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	Joint venture	Interests	334,899	334,899	359,433	359,433	344,180	344,180
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	Joint venture	Remittance paids	22,938,115	-	20,993,817	-	17,956,780	-
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	Joint venture	Remittance received	24,353,351	-	20,846,549	-	19,770,757	-
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	Joint venture	Billed services	4,901,800	4,901,800	3,734,008	3,734,008	3,227,744	3,227,744
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	Joint venture	Purchase of products	345,267	(345,267)	276,500	(276,500)	68,058	(68,058)
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	Joint venture	Consignation sales	13,523,940	-	12,178,770	-	10,302,926	-
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	Joint venture	Sales of products	16,926	12,981	15,729	7,325	822	376
84,898,000-5	Alusa S.A.	Chile	Related the controller	Purchase of products	1,427,550	-	1,225,555	-	757,722	-
76,115,132-0	Canal 13 S.P.A.	Chile	Related the controller	Adversiting	4,397,642	(2,078,401)	3,980,772	(2,367,794)	3,004,581	(2,765,844)
96,657,690-7	Inversiones Punta Brava S.A.	Chile	Parent company related	Pay services	-	-	-	-	8,491	(8,491)
99,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Parent company related	Investments	205,902,500	368,684	278,110,000	440,160	11,880,000	19,486
99,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Parent company related	Comissions	337,628	(337,628)	-	-	-	-
79,903,790-4	Soc. Agrícola y Ganadera Río Negro Ltda.	Chile	Related the controller	Purchase of products	162,772	-	1,427	-	-	-
76,178,803-5	Viña Tabalí S.A.	Chile	Related the controller	Recaudation for division	-	-	243,728	-	1,753,549	-
76,178,803-5	Viña Tabalí S.A.	Chile	Related the controller	Recaudation for division	-	-	-	-	1,127,054	-
76,178,803-5	Viña Tabalí S.A.	Chile	Related the controller	Billed Services	47,440	47,440	94,644	94,644	83,878	83,878
76,029,691-0	Comarca S.A.	Chile	Related subsidary	Access fees	1,313,475	-	409,460	-	-	-
2,011,044-9	Lorenzo Bauza Alvarez	Chile	Related subsidary	Purchase of shares	-	-	-	-	15,421	-
76,024,758-8	Inversiones y Asesorías Monterroso Ltda.	Chile	Related subsidary	Purchase of shares	-	-	-	-	2,966	-
76,024,756-1	Inversiones y Asesorías El Salto Ltda.	Chile	Related subsidary	Purchase of shares	-	-	-	-	2,966	-
76,024,774-K	Inversiones y Asesorías La Abadesa Ltda.	Chile	Related subsidary	Purchase of shares	-	-	-	-	2,966	-
76,023,031-6	Inversiones y Asesorías Buena Esperanza Ltda.	Chile	Related subsidary	Purchase of shares	-	-	-	-	2,966	-
76,024,767-7	Inversiones y Asesorías Capital y Rentas Ltda.	Chile	Related subsidary	Purchase of shares	-	-	-	-	2,966	-
76,173,468-7	Fondo de Inversión Privado Mallorca	Chile	Related subsidary	Dividends paid	60,053	-	-	-	-	-
76,173,468-7	Fondo de Inversión Privado Mallorca	Chile	Related subsidary	Remaining amount of shares	1,529,715	-	-	-	1,437,410	-

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members,  each of whom is in office for a 3-year term and may be re-elected.

The Board was appointed at the Ordinary Shareholders´ Meeting held on April 10, 2013, being elected Messrs. Andrónico Luksic Craig, Pablo Granifo Lavín, Carlos Molina Solís, John Nicolson, Manuel José Noguera Eyzaguirre, Philippe Pasquet, Francisco Pérez Mackenna, Jorge Luis Ramos Santos and Vittorio Corbo Lioi, who is independent, according to article 50 bis of Law Nº 18,046. The Chairman and the Vice Chairman, as well as the members of the Audit Committee were designated at the Board of Directors´ meeting held on April 10, 2013. In the same meeting, and according to article 50 bis of Law N° 18,046, the independent Director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which is comprised of Directors Messrs. Pérez, Pasquet and Corbo.  Additionally, Messrs. Corbo and Pasquet were designated as members of the Audit Committee, both meeting the independence criteria under the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange Rules. The Board of Directors also resolved that Directors Messrs. Pérez and Ramos shall participate in the Audit Committee´s meetings as observers.

As agreed to at the Ordinary Shareholders´ Meeting referred to above, the Directors’ remuneration consists of a per diem for their attendance at each meeting of UF 100 per Director, and UF 200 for the Chairman, plus an amount equivalent to 3% of the distributed dividends, for the whole Board, at a rate of one-ninth for each Director and in proportion to the time each one served as such during the year 2013. If the distributed dividends exceed 50% of the net profits, the Board of Directors’ share shall be calculated over a maximum 50% of such profits.

Those Directors that are members of the Directors Committee receive a remuneration per diem of UF 34 for each meeting they attend, plus the amount that, as the percentage of the dividends, is required to complete one third of the total remuneration a Director is entitled to, pursuant to article 50 bis of Law Nº 18,046 and Circular Letter N° 1956 of the SVS. On the other hand, Directors that are members of the Business Committee receive a remuneration per diem of UF 17, for each meeting they attend.  Directors that are members of the Audit Committee receive a monthly remuneration of UF 25.

According to the above, as of December 31, 2013, the Directors received ThCh$ 2,461,403 (ThCh$ 2,533,225 in 2012) in per diems and shares. In addition, ThCh$ 109.981 (ThCh$ 114,529 in 2012) were paid in compensation for gains sharing to the main executives of the Parent Company.

The following is the total remuneration received by the top officers of the Parent Company during the years ended as of December 31, 2013 and 2012:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Salaries	5,464,562	4,964,004
Employees’ short-term benefits	2,198,595	1,774,650
Employments termination benefits	129,229	223,734
Total	7,792,386	6,962,388

The Company grants annual discretionary and variable bonuses, to the top officers, which are not subject to an agreement and are decided on the basis of the compliance with individual and corporate goals and depending on the year results.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 17 Inventories

The inventory balances were as follows:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Finished products	39,817,511	41,370,659
In process products	4,416,816	1,554,265
Agricultural exploitation	6,130,652	6,708,096
Raw material	96,107,993	84,933,883
In transit raw material	2,864,938	3,943,443
Materials and products	5,034,630	4,654,938
Realizable net value estimate and obsolescence	(1,286,695)	(1,254,312)
Total	153,085,845	141,910,972

The Company wrote off a total of ThCh$ 1,495,381, ThCh$ 1,038,364 and ThCh$ 398,673 relating to inventory shrinkage and obsolescence for the year ended December 31, 2013, 2012 and 2011, respectively.

Additionally, an estimate for obsolescence inventories include amounts related to low turnover, technical obsolescence and product recalls from the market.

Movement of Realizable net value and obsolescence estimate is as follows:

	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$	ThCh$
Initial balance	(1,254,312)	(1,873,003)	(1,174,334)
Inventories write-down estimation	(1,533,745)	(749,880)	(956,163)
Inventories recognised as an expense	-	-	(304,037)
Business combination effect	276	4,659	-
Inventories recognised as an expense	1,501,086	1,363,912	561,531
Total	(1,286,695)	(1,254,312)	(1,873,003)

As of December 31, 2013 and 2012, the Company does not have any inventory pledged as guarantee against financial obligations.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 18   Other non-financial assets

The Company maintained the following other non-financial assets:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Insurance paid	2,437,657	2,215,419
Advertising	6,024,985	4,917,892
Advances to suppliers	13,613,214	9,490,281
Guarantees paid	236,244	209,874
Consumables	440,314	415,341
Dividends receivable	64,777	13,806
Recoverable taxes	1,434,219	1,141,762
Cost of subsidiaries acquired (1)	11,254,656	20,019,207
Other	1,270,443	1,192,193
Total	36,776,509	39,615,775
Current	21,495,398	16,376,293
Non current	15,281,111	23,239,482
Total	36,776,509	39,615,775

(1) See Note 8.

Note 19 Investments accounted for by the equity method

Joint ventures

As of December 31, 2013 and 2012, the Company recorded investments qualifying as joint venture, in accordance with IFRS 11.

The share value of the investments in joint ventures is as follows:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Cervecería Austral S.A. (1)	4,851,052	4,701,516
Foods Compañía de Alimentos CCU S.A. (2)	12,711,976	12,624,875
Total	17,563,028	17,326,391

The above mentioned values include the goodwill generated through the acquisition of the following joint ventures, which are presented net of any impairment loss:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Total	1,894,770	1,894,770

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The results accrued in joint ventures are as follows:

	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Cervecería Austral S.A.	221,662	47,856	130,255
Foods Compañía de Alimentos CCU S.A.	87,100	(224,963)	(190,810)
Viña Valles de Chile S.A. (3)	-	-	(637,698)
Total	308,762	(177,107)	(698,253)

Changes in investments in joint ventures during such periods are as follows:

	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Balance at the beginning of year	17,326,391	17,518,920	24,913,262
Business combination effect (1)	-	-	(6,626,514)
Participation in the joint ventures (loss)	308,762	(177,107)	(698,253)
Dividends received	(66,949)	(14,966)	(69,899)
Other changes	(5,176)	(456)	324
Total	17,563,028	17,326,391	17,518,920

(1)  This amount relates to the acquisition of Viña Valles de Chile S.A., in which this company ceased to be a joint venture and became a subsidiary of VSPT.

Following are the significant matters regarding the investments accounted by the equity method:

(1) Cervecería Austral S.A.

A closed stock company that operates a beer manufacturing facility in the southern end of Chile, being the southernmost brewery in the world.

(2) Foods Compañía de Alimentos CCU S.A.

A closed stock company devoted to the production and marketing of food products such as like cookies and other baked goods, caramels, candy and cereal, among others.

(3) Viña Valles de Chile S.A.

A closed stock company devoted to the production of Premium wines of the Tabalí and Leyda vineyards.

On September 6, 2011, at the Board Meeting of Viña San Pedro Tarapacá S.A. (VSPT), it was agreed to divide Viña Valles de Chile S.A. (VDC) whose owners were VSPT and Agrícola y Ganadero Río Negro Limitada  (ARN), by equal parts. VDC had two major vineyards: Viña Tabalí and Viña Leyda, each located in unique valleys, prominent within the national wine industry and recognized internationally. Viña Tabalí has a winery and vineyards located in the Limarí Valley; and, Viña Leyda has vineyards and its operations in of Leyda Valley. Through this agreement, VSPT remains the 100% owner of Viña Leyda (whose net assets remain within VDC) and ARN remains the 100% owner of Viña Tabalí. This transaction concluded on December 29, 2011, through a stock swap contract, and therefore from this date VDC became a subsidiary of VSPT with a percentage of direct and indirect participation of a 100%. From the month of December, 2011, it is included in the consolidation of these Financial Statements.

The summarized financial information of these companies as of December 31, 2013 and 2012, appears in detail in Note 7.

The Company does not have any contingent liabilities related to joint ventures and associates as of December 31, 2013.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 20   Intangible Assets (net)

The intangible assets movement during the years ended as of December 31, 2012 and 2013 was as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2012
Historic cost	56,066,010	16,909,883	704,968	519,200	74,200,061
Accumulated amortization	-	(11,806,537)	-	(129,801)	(11,936,338)
Book Value	56,066,010	5,103,346	704,968	389,399	62,263,723

As of December 31, 2012
Additions	5,105	2,246,204	181,178	169,664	2,602,151
Additions by business combination	403,805	-	-	-	403,805
Amortization	-	(1,313,253)	-	(245,989)	(1,559,242)
Conversion effect	-	32,849	-	-	32,849
Effect of conversion amortization	(2,636,012)	(148,984)	-	-	(2,784,996)
Foreign currency exchange differences	-	-	-	(26,252)	(26,252)
Book Value	53,838,908	5,920,162	886,146	286,822	60,932,038

As of December 31, 2012
Historic cost	53,838,908	19,007,103	886,146	649,620	74,381,777
Accumulated amortization	-	(13,086,941)	-	(362,798)	(13,449,739)
Book Value	53,838,908	5,920,162	886,146	286,822	60,932,038

As of December 31, 2013
Additions	-	2,364,684	-	377,020	2,741,704
Additions by business combination	4,100,212	3,826	39,210	-	4,143,248
Divestitures (cost)	-	(2,083,146)	-	-	(2,083,146)
Divestitures (amortization)	-	2,083,146	-	-	2,083,146
Amortization	-	(1,643,424)	-	(174,696)	(1,818,120)
Effect of conversion amortization	-	47,162	-	497	47,659
Conversion effect	(1,851,072)	(132,765)	-	(29,803)	(2,013,640)
Foreign currency exchange differences	-	-	-	1,042	1,042
Book Value	56,088,048	6,559,645	925,356	460,882	64,033,931

As of December 31, 2013
Historic cost	56,088,048	19,199,598	925,356	1,024,457	77,237,459
Accumulated amortization	-	(12,639,953)	-	(563,575)	(13,203,528)
Book Value	56,088,048	6,559,645	925,356	460,882	64,033,931

There are no restriction or any pledge against on intangible assets.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The detail of the Trademarks appears below:

Segment	Cash Generating Unit	As of December 31, 2013	As of December 31, 2012
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A. and subsidaries	19,280,007	18,114,007
	Compañía Pisquera de Chile S.A.	4,630,114	4,630,114
	Compañía Cerveceria Kunstmann S.A.	286,518	286,519
	Subtotal	24,196,639	23,030,640
Río de la Plata	CCU Argentina S.A. and subsidiaries	9,115,987	11,059,196
	Marzurel S.A., Coralina S.A. and Milotur S.A.	3,028,478	-
	Subtotal	12,144,465	11,059,196
Wines	Viña San Pedro Tarapacá S.A.	19,746,944	19,749,072
	Subtotal	19,746,944	19,749,072
Total		56,088,048	53,838,908

Management has not identified any evidence of impairment of intangible assets. Respect to trademarks with indefinite useful life, used the same methodology which is designated in Note 21.

Note 21 Goodwill

The goodwill movements during the years ended as of December 31, 2012 and 2013 was as follows:

Goodwill
ThCh$
As of January 1 2012
Historic cost	73,816,817
Book Value	73,816,817

As of December 31, 2012
Conversion effect	(3,761,448)
Book Value	70,055,369

As of December 31, 2012
Historic cost	70,055,369
Book Value	70,055,369

As of December 31, 2013
Additions by business combintation	14,616,297
Conversion effect	(2,798,819)
Book Value	81,872,847

As of December 31, 2013
Historic cost	81,872,847
Book Value	81,872,847

There are no restrictions or pledges against on goodwill.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Goodwill from investments acquired in business combinations is assigned as of the acquisition date to the Cash Generating Units (CGU), or group of CGUs that it is expected will benefit from the business combination synergies. The book value of the goodwill of the investments assigned to the CGUs inside the Company segments are:

Segment	Cash Generating Unit	As of December 31, 2013	As of December 31, 2012
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	9,083,766	9,083,766
	Manantial S.A.	8,879,245	-
	Compañía Pisquera de Chile S.A.	12,664,795	12,664,795
	Los Huemules S.R.L.	47,443	-
	Subtotal	30,675,249	21,748,561
Río de la Plata	CCU Argentina S.A. and subsidiaries	13,107,723	15,906,542
	Marzurel S.A., Coralina S.A. and Milotur S.A.	5,689,609	-
	Subtotal	18,797,332	15,906,542
Wines	Viña San Pedro Tarapacá S.A.	32,400,266	32,400,266
	Subtotal	32,400,266	32,400,266
Total		81,872,847	70,055,369

Goodwill assigned to the CGU is submitted to impairment tests annually or with a higher frequency in case there are indications that any of the CGU could experience impairment. The recoverable amount of each CGU is determined as the higher of value in use or fair value less costs to sell. To determine the value in use, the Company has used cash flow projections over a 5-year span, based on the budgets and projections reviewed by the Management for the same term. The rates used to discount the projected cash flows reflect the market assessment of the specific risks related to the corresponding CGU. The discount rates used range from a 9.4% to 14.7%. Given the materiality of the amounts involved, it was not considered relevant to describe additional information in this Note. A reasonable change in assumptions would not result in an impairment to goodwill.

The Company has not identified any evidence of impairment of goodwill

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 22 Property, plant and equipment

The movement of Property, plant and equipment as of December 31, 2012 and 2013, is as follows:

	Land, buildings and contruction	Machinery and equipment	Bottles and containers	Other Equipment	Assets under contruction	Furniture, accesories and vehicles	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2012
Historic cost	389,954,196	314,689,832	218,150,451	81,945,267	68,585,886	40,107,349	1,113,432,981
Accumulated depreciation	(104,217,805)	(207,366,274)	(153,567,302)	(62,294,696)	-	(29,037,794)	(556,483,871)
Book Value	285,736,391	107,323,558	64,583,149	19,650,571	68,585,886	11,069,555	556,949,110

As of December 31, 2012
Additions	-	-	-	-	121,137,075	-	121,137,075
Transfers	49,887,286	30,216,194	21,083,821	10,471,882	(120,193,483)	8,534,300	-
Conversion effect historic cost	(5,810,365)	(7,712,101)	(5,090,326)	(2,008,854)	(270,283)	(313,338)	(21,205,267)
Write off (cost)	(71,137)	(1,107,960)	(32,227,938)	(580,359)	-	(302,267)	(34,289,661)
Write off (depreciation)	48,956	945,234	31,727,772	111,977	-	281,107	33,115,046
Depreciation	(11,261,939)	(15,940,607)	(14,186,201)	(4,797,347)	-	(4,862,452)	(51,048,546)
Conversion effect depreciation	627,942	3,083,294	1,921,757	1,318,908	-	256,184	7,208,085
Others increase (decreased	(64,038)	(160,944)	(198)	-	505,291	(8,449)	271,662
Divestitures (cost)	(53,503)	(60,643)	(60,288,170)	(99,728)	-	(276,675)	(60,778,719)
Divestitures (depreciation)	41,226	78,566	60,297,753	356,927	-	195,404	60,969,876
Book Value	319,080,819	116,664,591	67,821,419	24,423,977	69,764,486	14,573,369	612,328,661

As of December 31, 2012
Historic cost	432,775,457	326,588,382	136,425,774	89,315,579	69,764,486	46,695,394	1,101,565,072
Accumulated depreciation	(113,694,638)	(209,923,791)	(68,604,355)	(64,891,602)	-	(32,122,025)	(489,236,411)
Book Value	319,080,819	116,664,591	67,821,419	24,423,977	69,764,486	14,573,369	612,328,661

As of December 31, 2013
Additions	-	-	-	-	126,936,889	-	126,936,889
Additions of historic cost by business combintation	9,508,826	4,705,515	2,596,541	1,240,456	(667,055)	925,057	18,309,340
Additions of acumulated depreciation by business combintation	(343,596)	(1,425,710)	(1,382,700)	(556,672)	-	(504,529)	(4,213,207)
Transfers	31,377,878	33,449,473	27,408,964	10,772,291	(107,022,783)	4,014,177	-
Conversion effect historic cost	(4,639,869)	(6,646,895)	(5,573,110)	(2,063,872)	(1,519,083)	(239,855)	(20,682,684)
Write off (cost)	(305,532)	(2,977,948)	(1,158,045)	(564,261)	-	(543,730)	(5,549,516)
Write off (depreciation)	-	2,962,066	1,154,048	563,071	-	401,674	5,080,859
Depreciation	(11,847,858)	(16,002,734)	(17,651,783)	(6,064,360)	-	(5,680,609)	(57,247,344)
Conversion effect depreciation	582,674	2,969,134	2,051,084	1,267,746	-	211,925	7,082,563
Transfers to Investment Property (cost)	(1,459,953)	-	-	-	-	-	(1,459,953)
Transfers to Investment Property (depreciation)	542,013	-	-	-	-	-	542,013
Others increase (decreased	(41,941)	(123,845)	(6,965)	-	498,237	(21,347)	304,139
Divestitures (cost)	(887,734)	(1,606,975)	(273,849)	(1,186,069)	-	(3,488,317)	(7,442,944)
Divestitures (depreciation)	603,068	1,593,986	213,908	1,179,515	-	3,415,128	7,005,605
Book Value	342,168,795	133,560,658	75,199,512	29,011,822	87,990,691	13,062,943	680,994,421

As of December 31, 2013
Historic cost	465,714,737	354,953,101	161,171,873	97,514,125	84,020,263	46,778,515	1,210,152,614
Accumulated depreciation	(123,545,942)	(221,392,443)	(85,972,361)	(68,502,303)	3,970,428	(33,715,572)	(529,158,193)
Book Value	342,168,795	133,560,658	75,199,512	29,011,822	87,990,691	13,062,943	680,994,421

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The balance of the land at the end of each year is as follows:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Land	162,013,374	159,540,967
Total	162,013,374	159,540,967

Capitalized interest as of December 31, 2013, amount to ThCh$ 1,190,770 (ThCh$ 109,533 in 2012).

Due to the nature of the Company’s businesses, the asset values do not consider an estimate for the cost of dismantling, withdrawal or rehabilitation.

The Company does not maintain pledges or restrictions over property, plant and equipment items, except for the land and building under finance lease.

Management has not seen any evidence of impairment of Property, plant and equipment in 2013.

Assets under finance lease:

The book value of land and buildings relates to finance lease agreements for the Parent Company and its subsidiaries. Such assets will not be owned by the Company until the corresponding purchase options are exercised.

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Land	2,234,946	2,334,256
Buildings	9,667,010	9,879,018
Machinery and equipment	2,463,088	938,508
Total	14,365,044	13,151,782

Note 27, letter b)  includes the detail of the lease agreements, and it also reconciles the total amount of the future minimum lease payments and their current value as regards such assets, the purchase options originated at CCU S.A., Compañía Cervecera Kunstmann S.A. and Manantial S.A.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 23 Investment Property

Changes in the movement of the investment property during the years ended of December 31, 2012 and 2013 is as follows:

	Lands	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2012
Historic cost	7,059,899	713,568	7,773,467
Depreciation	-	(52,892)	(52,892)
Book Value	7,059,899	660,676	7,720,575

As of December 31, 2012
Additions	-	16,874	16,874
Divestitures	(417,977)	-	(417,977)
Depreciation	-	(41,546)	(41,546)
Conversion effect	(602,927)	(114,953)	(717,880)
Book Value	6,038,995	521,051	6,560,046

As of December 31, 2012
Historic cost	6,038,995	608,015	6,647,010
Depreciation	-	(86,964)	(86,964)
Book Value	6,038,995	521,051	6,560,046

As of December 31, 2013
Transfers from PPE (cost)	-	1,459,954	1,459,954
Transfers from PPE (acumuleted depreciation)	-	(542,013)	(542,013)
Depreciation	-	(46,257)	(46,257)
Convertion effect (depreciation)	(448,626)	(94,764)	(543,390)
Conversion effect	-	13,121	13,121
Book Value	5,590,369	1,311,092	6,901,461

As of December 31, 2013
Historic cost	5,590,369	1,964,783	7,555,152
Depreciation	-	(653,691)	(653,691)
Book Value	5,590,369	1,311,092	6,901,461

Investment property includes nineteen lands properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes, with three of them being leased and generating ThCh$ 110,333 revenue during year 2013 (ThCh$ 4,071 in 2012). Additionally, there are three lands in Argentina, which are leased and generated an income for ThCh$ 134,103 for year 2013 (ThCh$ 141,292 in 2012). In addition, the expenses associated with such investment properties amount to ThCh$ 161,915 for the year ended as of December 31, 2013 (ThCh$ 139,190  in 2012).

The values associated to the investment properties maintained by the Company are valued at market value for properties with the same characteristics.

Management has not seen any evidence of impairment of Investment property.

The Company does not maintain any pledge or restriction over investment property items.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 24 Assets of disposal group held for sale

During the last quarter of 2009, the Board of Tamarí S.A. (merged with Finca la Celia S.A. as of April 1, 2011) authorized the sale of fixed assets which includes the winery with facilities for processing and storage of wines as well as of acres that surround it and the guest house. This decision is based primarily on the advantage of consolidating the operations of processing and packaging of wines from the Wine Group subsidiaries VSPT facilities in Finca La Celia, generating significant synergies for the Group.

During 2010, the Company hired a specialist broker for such assets. Subsequently, on December 13, 2011, a sales reservation contract was signed for all of the assets, which expected to occur during 2014.

As described in Note 2.17, non-current assets held for sale have been recorded at the lower of book value and estimated sale value December 31, 2013.

At December 31, 2013 and 2012, the items of assets held for sale are the following:

Assets of disposal group held for sale	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Land	83,824	101,686
Contructions	154,242	187,110
Machinerys	101,835	123,536
Total	339,901	412,332

Note 25 Biological Assets

The Company, through its subsidiaries Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land.

The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of December 31, 2013, the Company maintained approximately 4,362, of which 3,706 hectares are for vines in production stage. Of the total hectares mentioned above, 3,391 correspond to own land and 315 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2013, the production plant vines yield approximately 54.1 million kilos of grapes (49.1 million kilos of grapes in 2012).

As part of the risk administration activities, the subsidiaries use insurance agreements for the damage caused by nature or other to their biological assets. In addition, either productive or under formation vines are not affected by title restrictions of any kind, nor have they been pledged as a guarantee for financial liabilities.

For production vines depreciation is carried out on a linear basis and it is based on the 25-years estimated production useful life, which is periodically assessed. Vines under formation are not depreciated until they start production.

The costs incurred for acquiring and planting new vines are capitalized.

The Company uses the amortized historical cost to value its biological assets, the basis that management considers that it represents a reasonable approximation to fair value.

There is no evidence of impairment on the biological assets held by the Company.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The movement of biological assets during the years ended December 31, 2012 and 2013 is as follows:

Biological Assets	Under Production Vines	Training vines	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2012
Historic cost	27,199,489	2,527,420	29,726,909
Accumulated depreciation	(11,406,361)	-	(11,406,361)
Book Value	15,793,128	2,527,420	18,320,548

As of December 31, 2012
Additions	-	1,276,099	1,276,099
Transfers	2,150,541	(2,150,541)	-
Historic cost conversion effects	(218,127)	262	(217,865)
Divestitures (Cost)	(762,000)	-	(762,000)
Divestitures (Depreciation)	505,134	-	505,134
Depreciation	(1,100,077)	-	(1,100,077)
Depreciation conversion effect	83,374	-	83,374
Book Value	16,451,973	1,653,240	18,105,213

As of December 31, 2012
Historic cost	28,369,903	1,653,240	30,023,143
Accumulated depreciation	(11,917,930)	-	(11,917,930)
Book Value	16,451,973	1,653,240	18,105,213

As of December 31, 2013
Additions	-	927,115	927,115
Transfers	770,597	(770,597)	-
Historic cost conversion effects	(135,973)	-	(135,973)
Depreciation	(1,155,197)	-	(1,155,197)
Depreciation conversion effect	68,987	-	68,987
Divestitures (cost)	(340,230)	-	(340,230)
Divestitures (depreciation)	192,093	-	192,093
Book Value	15,852,250	1,809,758	17,662,008

As of December 31, 2013
Historic cost	28,664,297	1,809,758	30,474,055
Accumulated depreciation	(12,812,047)	-	(12,812,047)
Book Value	15,852,250	1,809,758	17,662,008

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 26 Income taxes

Tax accounts receivable

The detail of the taxes receivables is the following:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Refundable tax previous year	103,186	695,685
Taxes under claim	2,288,108	6,766,969
Argentinean tax credits	3,652,539	2,461,371
Monthly provisions	1,299,344	7,492,831
Payment of absorbed profit provision	-	33,037
Other credits	1,796,229	1,837,937
Total	9,139,406	19,287,830

Taxes accounts payable

The detail of taxes payable taxes is as follows:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Chilean income taxes	8,848,026	3,580,692
Monthly provisional payments	1,539,101	2,909,521
Chilean unique taxes	114,060	65,343
Estimated Argentine minimum gain subsidiaries taxes	415,678	495,328
Other	-	45,838
Total	10,916,865	7,096,722

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Tax expense

The detail of the income tax and deferred tax expense for the years ended as of December 31, 2013, 2012 and 2011, is as follows:

	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Income as per deferred tax related to the origin and reversal of temporary differences	101,216	(8,752,061)	(5,348,630)
Prior year adjustments (2)	7,857,107	165,671	(598,915)
Effect of change in tax rates (1)	-	(5,265,298)	647,857
Tax benefits (loss)	(2,225,971)	2,590,142	(168,424)
Total deferred tax expense	5,732,352	(11,261,546)	(5,468,112)
Current tax expense	(35,137,106)	(25,317,317)	(33,995,595)
Prior period adjustments (2)	(5,300,153)	(554,467)	(5,732,039)
(Loss) Income from income tax	(34,704,907)	(37,133,330)	(45,195,746)

(1) This concept is related to a change in tax rate, based on a modified tax law in Chile. This change in tax rate, which was initially a temporary measure, raised the rate from 17% to 20% for the year 2011 and 18.5% for the year 2012, returning to 17% in 2013. Subsequently, on September 27, 2012, Law N° 20,630, so-called Tax Reform was published, which made permanent the tax rate change from 17% to 20% for First Category Tax beginning in 2012, generating a charge to deferred income tax of ThCh$ 5,265,298. This charge includes ThCh$ 2,512,683 related to deferred tax of the revaluation of land, upon implementation of IFRS, whose origin was adjusted in Equity under Retained earnings. According to instructions from the SVS in its Ordinary Office N° 26160, dated November 7, 2012, in response to our submission dated October 31, 2012, this amount was charged to the result of 2012.

(2) Mainly related to a one-time effect caused by a deferred tax provision reversal related to deposits for returns of bottles and containers provision. At December 31, 2011, this amount includes ThCh$ 4,273,112 related to a final settlement of tax (See Note 35).

The deferred taxes related to items charged or credited directly to Consolidated Statement of Comprehensive Income are as follows:

	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Net income from cash flow hedge	(51,304)	189,525	42,580
Actuarial gains and losses deriving from defined benefit plans	105,151	-	-
Charge to equity	53,847	189,525	42,580

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Effective Rate

The Company’s income tax expense as of December 31, 2013, 2012 and 2011 represents 20.7%, 23.1 and 25.1%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the years ended as of December 31,
	2013		2012		2011
	ThCh$	Rate	ThCh$	Rate	ThCh$	Rate
Income before taxes	167,609,458	-	161,110,230	-	179,997,947	-
Income tax using the statutory rate	(33,521,892)	20.0	(32,222,046)	20.0	(35,999,589)	20.0
Adjustments to reach the effective rate
Tax effects reorganizations	-	-	-	-	94,319	(0.1)
Income not taxable (non-deductible expenses) net	(1,307,033)	0.7	3,886,184	(2.4)	(622,887)	0.4
Effect of change in tax rate	-	-	(5,265,298)	3.3	647,857	(0.4)
Effect of tax rates in Argentina and Uruguay	(2,432,936)	1.5	(3,143,374)	2.0	(2,984,492)	1.7
Prior year adjustments	2,556,954	(1.5)	(388,796)	0.2	(6,330,954)	3.5
Income tax, as reported	(34,704,907)	20.7	(37,133,330)	23.1	(45,195,746)	25.1

Deferred taxes

Deferred tax assets and liabilities included in the Balance Sheet were as follows:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Deferred tax assets
Accounts receivable impairment provision	1,176,765	1,193,280
Employee benefits and other non taxable expenses	4,399,300	3,888,543
Inventory impairment provision	300,166	242,161
Severance indemnity	3,440,514	2,682,314
Inventory valuation	2,445,158	1,808,015
Derivative agreements	65	148,039
Amortization of intangibles	932,056	1,223,554
Other assets	6,119,299	4,671,004
Tax loss carryforwards	5,712,038	7,938,009
Total assets from deferred taxes	24,525,361	23,794,919

Deferred taxes liabilities
Fixed assets depreciation	32,736,097	32,834,507
Deposit for bottles and containers	429,698	4,486,052
Capitalized software expense	1,189,887	1,010,358
Agricultural operation expense	3,262,103	2,992,253
Derivative agreements	-	34,954
Manufacturing indirect activation costs	2,459,863	2,768,651
Intangibles	7,379,376	7,056,912
Land	25,124,736	25,004,586
Other liabilities	451,654	569,739
Total liabilities from deferred taxes	73,033,414	76,758,012
Total	(48,508,053)	(52,963,093)

No deferred taxes have been recorded for the temporary differences between the taxes and accounting value generated by investments in subsidiaries; consequently deferred tax is not recognized for the Translation Adjustments or investments in Joint Ventures.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

In accordance with current tax laws in Chile, taxable losses do not expire and can be applied indefinitely. Regarding Argentina, taxable losses expire after 5 years.

Analisys of the deferred tax movement during the year	Deferred Taxes
As of January 1, 2012	(41,111,913)
Deferred taxes for business combination	(2,262,071)
Deferred taxes from tax loss carryforwards absortion	(11,261,415)
Conversion effect	1,447,799
Deferred taxes against equity	189,525
Other deferred movements taxes	34,982
Charge	(11,851,180)
As of December 31, 2012	(52,963,093)

As of January 1, 2013
Deferred taxes for business combination	(1,824,913)
Deferred taxes from tax loss carryforwards absortion	5,732,352
Conversion effect	420,582
Deferred taxes against equity	53,847
Other deferred movements taxes	73,172
Charge	4,455,040
As of December 31, 2013	(48,508,053)

Note 27 Other financial liabilities

Debts and financial liabilities classified based on the type of obligation and their classification in the consolidated balance sheet are as follows:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Bank borrowings (*)	80,971,892	81,963,852
Bonds payable (*)	153,032,487	152,835,990
Financial leases obligations (*)	16,932,430	16,479,152
Deposits for return of bottles and containers	11,451,873	11,861,158
Derivatives (**)	661,473	495,012
Liability coverage (**)	201,063	361,838
Total	263,251,218	263,997,002
Current	120,488,188	54,874,267
Non current	142,763,030	209,122,735
Total	263,251,218	263,997,002

(*)  See Note 5.

(**) See Note 6.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The maturities and interest rates of such obligations are as follows:

As of December 31, 2013:

							Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bank borrowings
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Santander Rio	Argentina	USD	474,529	-	-	-	-	474,529	At maturity	2.00
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Santander Rio	Argentina	USD	105,450	-	-	-	-	105,450	At maturity	2.00
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Supervielle	Argentina	USD	-	131,486	-	-	-	131,486	At maturity	3.75
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Supervielle	Argentina	USD	-	26,351	-	-	-	26,351	At maturity	2.75
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Supervielle	Argentina	USD	-	105,167	-	-	-	105,167	At maturity	2.75
O-E	Finca La Celia S.A.	Argentina	O-E	Fondo para la Transformación y Crec.	Argentina	$ARG	-	4,662	2,828	-	-	7,490	Semestral	6.00
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Patagonia	Argentina	$ARG	772,294	-	-	-	-	772,294	At maturity	26.00
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Patagonia	Argentina	$ARG	196,226	-	-	-	-	196,226	At maturity	24.00
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Patagonia	Argentina	$ARG	178,430	-	-	-	-	178,430	At maturity	26.00
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Patagonia	Argentina	$ARG	72,218	-	-	-	-	72,218	At maturity	24.00
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Patagonia	Argentina	$ARG	184,282	-	-	-	-	184,282	At maturity	24.00
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Patagonia	Argentina	$ARG	-	12,883	14,627	14,627	-	42,137	At maturity	15.25
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Patagonia	Argentina	$ARG	65,968	-	-	-	-	65,968	At maturity	26.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	-	32,822	-	-	-	32,822	At maturity	23.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	33,585	-	-	-	-	33,585	At maturity	19.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	33,444	-	-	-	-	33,444	At maturity	23.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	33,444	-	-	-	-	33,444	At maturity	23.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	-	32,822	-	-	-	32,822	At maturity	23.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	-	32,822	-	-	-	32,822	At maturity	23.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	-	32,822	-	-	-	32,822	At maturity	23.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco BBVA	Argentina	$ARG	375,229	-	-	-	-	375,229	At maturity	22.75
91,041,000-8	Viña San Pedro De Tarapaca S.A. (1)	Chile	97,004,000-5	Banco de Chile	Chile	USD	20,846	-	2,327,223	-	-	2,348,069	At maturity	1.86
91,041,000-8	Viña San Pedro De Tarapaca S.A. (2)	Chile	97,004,000-5	Banco de Chile	Chile	USD	47,971	-	5,246,100	-	-	5,294,071	At maturity	1.87
91,041,000-8	Viña San Pedro De Tarapaca S.A.	Chile	97,015,000-5	Banco Santander Chile	Chile	USD	-	4,198,419	-	-	-	4,198,419	At maturity	0.88
91,041,000-8	Viña San Pedro De Tarapaca S.A.	Chile	97,015,000-5	Banco Santander Chile	Chile	EUR	-	4,492,063	-	-	-	4,492,063	At maturity	0.75
91,041,000-8	Viña San Pedro De Tarapaca S.A. (2)	Chile	97,018,000-1	Scotiabank	Chile	USD	1,097	-	4,196,880	-	-	4,197,977	At maturity	1.18
96,981,310-6	Compañía Cervecera Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	520,292	-	-	-	520,292	At maturity	5.84
96,981,310-6	Compañía Cervecera Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	624,350	-	-	-	624,350	At maturity	5.84
99,586,280-8	Compañía Pisquera De Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	471,136	-	-	15,900,089	-	16,371,225	At maturity	6.86
O-E	Compañía Industrial Cervecera S.A	Argentina	O-E	Banco BBVA	Argentina	$ARG	1,679,820	3,352,055	8,380,136	-	-	13,412,011	Monthly	15.00
O-E	Compañía Industrial Cervecera S.A	Argentina	O-E	Banco BNA	Argentina	$ARG	255,326	1,522,014	3,044,028	3,044,028	3,044,028	10,909,424	Monthly	15.00
O-E	Compañía Industrial Cervecera S.A	Argentina	O-E	Banco Macro	Argentina	$ARG	59,417	89,388	536,329	111,735	-	796,869	Monthly	15.25
O-E	Compañía Industrial Cervecera S.A	Argentina	O-E	Banco Citibank	Argentina	$ARG	-	6,144,870	-	-	-	6,144,870	At maturity	21.60
O-E	Compañía Industrial Cervecera S.A	Argentina	O-E	Banco Hipotecario	Argentina	$ARG	-	1,641,872	-	-	-	1,641,872	At maturity	22.00
O-E	Sidra La Victoria S.A.	Argentina	O-E	Banco Hipotecario	Argentina	$ARG	-	409,118	-	-	-	409,118	At maturity	22.00
O-E	Saenz Briones & Cia. S.A.C.I.	Argentina	O-E	Banco HSBC	Argentina	$ARG	80,449	-	-	-	-	80,449	At maturity	17.00
O-E	Saenz Briones & Cia. S.A.C.I.	Argentina	O-E	Banco HSBC	Argentina	$ARG	-	60,314	-	-	-	60,314	At maturity	20.00
O-E	Saenz Briones & Cia. S.A.C.I.	Argentina	O-E	Banco Citibank	Argentina	$ARG	-	108,329	628,800	-	-	737,129	At maturity	15.25
O-E	Saenz Briones & Cia. S.A.C.I.	Argentina	O-E	Banco BBVA	Argentina	$ARG	479,195	-	-	-	-	479,195	At maturity	21.75
O-E	Saenz Briones & Cia. S.A.C.I.	Argentina	O-E	Banco Patagonia	Argentina	$ARG	405,519	-	-	-	-	405,519	At maturity	31.00
O-E	Saenz Briones & Cia. S.A.C.I.	Argentina	O-E	Banco Hipotecario	Argentina	$ARG	-	1,233,671	-	-	-	1,233,671	At maturity	22.00
O-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	USD	1,595	-	-	-	-	1,595	Monthly	6.50
O-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	USD	17,251	53,159	145,959	-	-	216,369	Monthly	5.00
O-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	UYU	135,213	-	-	-	-	135,213	Monthly	17.30
O-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	UYU	271,453	-	-	-	-	271,453	At maturity	10.00
O-E	Milotur S.A.	Uruguay	O-E	Banco Citibank	Argentina	UYU	516,074	-	-	-	-	516,074	At maturity	14.50
O-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	UYU	524,597	-	-	-	-	524,597	At maturity	17.30
96,711,590-8	Manantial S.A.	Chile	97,000,600-6	Banco de Crédito e inversiones	Chile	CLP	5,925	10,216	-	-	-	16,141	Monthly	9.84
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	1,497	4,165	5,000	-	-	10,662	Monthly	9.12
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	1,785	-	-	-	-	1,785	Monthly	12.12
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	19,000	57,000	152,000	95,000	-	323,000	Monthly	7.60
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	5,361	16,739	21,797	-	-	43,897	Monthly	7.56
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	41,462	96,942	220,977	-	-	359,381	Monthly	6.52
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú	Chile	CLP	8,490	26,474	15,352	-	-	50,316	Monthly	7.32
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú	Chile	CLP	6,823	21,303	27,743	-	-	55,869	Monthly	7.56
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú	Chile	CLP	20,603	63,930	178,709	-	-	263,242	Monthly	6.66
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	12,364	38,110	108,570	104,095	-	263,139	Monthly	4.80
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	6,864	21,256	61,120	68,302	18,297	175,839	Monthly	5.48
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	5,659	17,488	50,228	13,433	-	86,808	Monthly	5.36
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú	Chile	USD	26,731	-	-	-	-	26,731	Monthly	2.00
Sub-total							7,958,478	25,235,374	25,364,406	19,351,309	3,062,325	80,971,892

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

						Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country	Registration or ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bonds payable
91,041,000-8	Viña San Pedro De Tarapaca S.A.	Chile	415 13/06/2005 BONO SERIE A	Chile	UF	610,793	428,096	1,726,876	1,730,745	5,830,231	10,326,741	Semiannual	3.80
90,413,00-1	CCU S.A.	Chile	388 18/10/2004 BONO SERIE E	Chile	UF	-	2,309,671	4,470,092	4,505,563	13,958,093	25,243,419	Semiannual	4.00
90,413,00-1	CCU S.A.	Chile	573 23/03/2009 BONO SERIE H	Chile	UF	575,064	-	-	-	46,378,801	46,953,865	Semiannual	4.25
90,413,00-1	CCU S.A.	Chile	572 23/03/2009 BONO SERIE I	Chile	UF	70,508,462	-	-	-	-	70,508,462	At maturity	3.00
Sub-total						71,694,319	2,737,767	6,196,968	6,236,308	66,167,125	153,032,487

							Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Financial leases obligations
90,413,000-1	CCU S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	20,266	62,917	105,060	103,461	15,329,071	15,620,775	Monthly	7.07
96,981,310-6	Compañía Cervecera Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	34,772	90,112	193,188	11,641	-	329,713	Monthly	6.43
96,981,310-6	Compañía Cervecera Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	19,817	60,727	171,693	178,764	-	431,001	Monthly	4.33
96,981,310-6	Compañía Cervecera Kunstmann S.A.	Chile	97,015,000-5	Banco Santander de Chile	Chile	UF	17,486	-	-	-	-	17,486	Monthly	7.20
76,077,848-6	Cervecera Belga De La Patagonia S.A.	Chile	97,015,000-5	Banco Santander de Chile	Chile	UF	1,168	3,615	10,512	11,911	5,420	32,626	Monthly	6.27
96,711,590-8	Manantial S.A.	Chile	97,000,600-6	Banco de Crédito e Inversiones	Chile	UF	12,343	8,523	1,955	-	-	22,821	Monthly	6.30
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	17,069	47,893	48,694	-	-	113,656	Monthly	6.07
96,711,590-8	Manantial S.A.	Chile	97,053,000-5	Banco Security	Chile	UF	31,202	93,739	128,056	-	-	252,997	Monthly	6.78
96,711,590-8	Manantial S.A.	Chile	97,000,600-6	Banco de Crédito e Inversiones	Chile	UF	848	896	-	-	-	1,744	Monthly	22.31
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	5,087	9,832	-	-	-	14,919	Monthly	12.62
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	17,603	40,651	20,513	-	-	78,767	Monthly	16.04
96,711,590-8	Manantial S.A.	Chile	97,053,000-5	Banco Security	Chile	UF	4,243	11,682	-	-	-	15,925	Monthly	6.99
Sub-total							181,904	430,587	679,671	305,777	15,334,491	16,932,430

Total							79,834,701	28,403,728	32,241,045	25,893,394	84,563,941	250,936,809

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 6).

(2) This obligation is hedged by a Cross Interest Rate Swap (Note 6).

.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

As of December 31, 2012:

							Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bank borrowings
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Patagonia	Argentina	USD	-	579,621	-	-	-	579,621	At maturity	7.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Supervielle	Argentina	USD	-	122,591	-	-	-	122,591	At maturity	7.25
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Santander Rio	Argentina	USD	122,597	-	-	-	-	122,597	At maturity	6.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Santander Rio	Argentina	USD	122,597	-	-	-	-	122,597	At maturity	6.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Santander Rio	Argentina	USD	97,383	-	-	-	-	97,383	At maturity	5.75
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Supervielle	Argentina	USD	-	119,990	-	-	-	119,990	At maturity	7.75
O-E	Finca La Celia S.A.	Argentina	O-E	Fondo para la Transformación y Crec.	Argentina	$ARG	-	5,713	9,149	-	-	14,862	Semiannual	6.00
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Patagonia	Argentina	$ARG	229,645	-	-	-	-	229,645	At maturity	17.75
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Patagonia	Argentina	$ARG	233,071	-	-	-	-	233,071	At maturity	18.00
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Patagonia	Argentina	$ARG	232,938	-	-	-	-	232,938	At maturity	18.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Patagonia	Argentina	$ARG	232,736	-	-	-	-	232,736	At maturity	18.00
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	46,092	-	-	-	-	46,092	At maturity	15.00
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	45,458	-	-	-	-	45,458	At maturity	15.00
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	46,302	-	-	-	-	46,302	At maturity	16.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	45,994	-	-	-	-	45,994	At maturity	16.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	45,598	-	-	-	-	45,598	At maturity	16.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	45,500	-	-	-	-	45,500	At maturity	16.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	45,744	-	-	-	-	45,744	At maturity	16.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	45,376	-	-	-	-	45,376	At maturity	16.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	45,376	-	-	-	-	45,376	At maturity	16.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco San Juan	Argentina	$ARG	45,583	-	-	-	-	45,583	At maturity	16.50
O-E	Finca La Celia S.A.	Argentina	O-E	Banco Industrial	Argentina	$ARG	-	131,535	-	-	-	131,535	At maturity	22.00
O-E	Finca La Celia S.A.	Argentina	O-E	Banco BBVA	Argentina	$ARG	303,385	-	-	-	-	303,385	At maturity	7.00
91,041,000-8	Viña San Pedro Tarapacá (1)	Chile	97,004,000-5	Banco de Chile	Chile	USD	22,453	-	-	2,129,151	-	2,151,604	At maturity	2.19
91,041,000-8	Viña San Pedro Tarapacá (2)	Chile	97,004,000-5	Banco de Chile	Chile	USD	51,245	-	-	4,799,600	-	4,850,845	At maturity	2.20
91,041,000-8	Viña San Pedro Tarapacá (1)	Chile	97,018,000-1	Scotiabank	Chile	USD	-	1,871,695	-	-	-	1,871,695	At maturity	1.47
91,041,000-8	Viña San Pedro Tarapacá	Chile	97,018,000-1	Scotiabank	Chile	USD	-	5,282,264	-	-	-	5,282,264	At maturity	1.42
91,041,000-8	Viña San Pedro Tarapacá	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	3,004,800	-	-	-	-	3,004,800	At maturity	5.76
96,981,310-6	Viña San Pedro Tarapacá	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	1,001,600	-	-	-	-	1,001,600	At maturity	5.76
O-E	Compañía Industrial Cervecera S.A.	Argentina	O-E	Banco Citibank	Chile	$ARG	2,216,090	-	-	-	-	2,216,090	At maturity	14.00
O-E	Compañía Industrial Cervecera S.A.	Argentina	O-E	Banco Itaú	Chile	$ARG	689,925	-	-	-	-	689,925	At maturity	17.50
O-E	Compañía Industrial Cervecera S.A.	Argentina	O-E	Banco Patagonia	Chile	$ARG	2,184,829	-	-	-	-	2,184,829	At maturity	15.00
O-E	Compañía Industrial Cervecera S.A.	Argentina	O-E	Banco Hipotecario	Chile	$ARG	1,946,559	-	-	-	-	1,946,559	At maturity	15.00
O-E	Compañía Industrial Cervecera S.A.	Argentina	O-E	Banco Santander Rio	Chile	$ARG	4,090	-	-	-	-	4,090	At maturity	15.00
O-E	Compañía Industrial Cervecera S.A.	Argentina	O-E	Banco BBVA	Argentina	$ARG	6,591,095	-	-	-	-	6,591,095	At maturity	16.50
O-E	Compañía Industrial Cervecera S.A.	Argentina	O-E	Banco HSBC	Argentina	$ARG	2,455,725	-	-	-	-	2,455,725	At maturity	16.50
O-E	Compañía Industrial Cervecera S.A.	Argentina	O-E	Banco BBVA	Argentina	$ARG	-	1,977,222	16,265,419	-	-	18,242,641	At maturity	15.00
O-E	Compañia Industrial Cervecera S.A.	Argentina	O-E	Banco BNA	Argentina	$ARG	-	131,186	1,772,491	1,772,491	1,772,491	5,448,659	At maturity	15.00
96,981,310-6	Compañía Cervecera Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	523,750	-	-	-	523,750	At maturity	5.70
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	450,064	-	-	15,892,549	-	16,342,613	At maturity	6.86
O-E	Sidra La Victoria S.A.	Argentina	O-E	Banco HSBC	Argentina	$ARG	-	11,934	-	-	-	11,934	At maturity	17.00
O-E	Sidra La Victoria S.A.	Argentina	O-E	Banco Citibank	Argentina	$ARG	383,116	-	-	-	-	383,116	At maturity	14.25
O-E	Sidra La Victoria S.A.	Argentina	O-E	Banco Hipotecario	Argentina	$ARG	484,291	-	-	-	-	484,291	At maturity	15.00
O-E	Sidra La Victoria S.A.	Argentina	O-E	Banco Patagonia	Argentina	$ARG	1,009	-	-	-	-	1,009	At maturity	15.50
O-E	Sidra La Victoria S.A.	Argentina	O-E	Banco BBVA	Argentina	$ARG	30,635	-	-	-	-	30,635	At maturity	16.00
O-E	Saenz Briones & CIA S.A.C.I.	Argentina	O-E	Banco HSBC	Argentina	$ARG	-	36,429	-	-	-	36,429	At maturity	17.00
O-E	Saenz Briones & CIA S.A.C.I.	Argentina	O-E	Banco HSBC	Argentina	$ARG	-	-	23,773	-	-	23,773	At maturity	20.00
O-E	Saenz Briones & CIA S.A.C.I.	Argentina	O-E	Banco Citibank	Argentina	$ARG	973,347	-	-	-	-	973,347	At maturity	14.25
O-E	Saenz Briones & CIA S.A.C.I.	Argentina	O-E	Banco HSBC	Argentina	$ARG	751,970	-	-	-	-	751,970	At maturity	16.75
O-E	Saenz Briones & CIA S.A.C.I.	Argentina	O-E	Banco Hipotecario	Argentina	$ARG	1,458,590	-	-	-	-	1,458,590	At maturity	15.00
Sub-total							26,732,808	10,793,930	18,070,832	24,593,791	1,772,491	81,963,852

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

			Registration or ID No. Instrument			Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country		Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bonds payable
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	415 13/06/2005 BONO SERIE A	Chile	UF	613,108	418,853	1,690,358	1,694,003	6,561,431	10,977,753	Semiannual	3.80
90,413,000-1	CCU S.A.	Chile	388 18/10/2004 BONO SERIE E	Chile	UF	-	2,262,859	6,648,016	4,397,177	13,605,302	26,913,354	Semiannual	4.00
90,413,000-1	CCU S.A.	Chile	573 23/03/2009 BONO SERIE H	Chile	UF	550,695	-	-	-	45,441,625	45,992,320	Semiannual	4.25
90,413,000-1	CCU S.A.	Chile	572 23/03/2009 BONO SERIE I	Chile	UF	569,210	-	68,383,353	-	-	68,952,563	At maturity	3.00
Sub-total						1,733,013	2,681,712	76,721,727	6,091,180	65,608,358	152,835,990

							Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Financial leases obligations
90,413,000-1	CCU S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	18,547	57,578	138,734	94,682	15,073,188	15,382,729	Monthly	7.07
96,981,310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	32,231	82,580	252,851	70,231	-	437,893	Monthly	5.80
96,981,310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	Chile	97,015,000-5	Banco Santander de Chile	Chile	UF	23,991	74,613	17,134	-	-	115,738	Monthly	7.20
96,981,310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	18,613	57,038	161,263	175,518	85,551	497,983	Monthly	4.33
79,077,848-6	CERVECERA BELGA DE LA PATAGONIA S.A.	Chile	97,015,000-5	Banco Santander de Chile	Chile	UF	1,639	4,918	13,115	13,115	12,022	44,809	Monthly	6.27
Sub-total							95,021	276,727	583,097	353,546	15,170,761	16,479,152

Total							28,560,842	13,752,369	95,375,656	31,038,517	82,551,610	251,278,994

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 6).

(2) This obligation is hedged by a Cross Currency Rate Swap (Note 6).

.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 6.

The effective rates of bond obligations are as follows:

Bonds Serie A	3.96%
Bonds Serie E	4.52%
Bonds Serie H	4.26%
Bonds Serie I	3.18%

The debts and financial liabilities are stated in several currencies and they accrue fixed and variable interest rates. The details of such obligations classified as per currency and interest type (excluding the effect of cross currency interest rate swap agreements) are as follows:

	As of December 31, 2013		As of December 31, 2012
	Fixed Interest Rate	Variable Interest Rate	Fixed Interest Rate	Variable Interest Rate
	ThCh$	ThCh$	ThCh$	ThCh$
US Dollar	5,286,097	11,840,117	1,164,778	14,156,408
Chilean Pesos	18,640,160	-	20,872,674	-
Argentine Pesos	38,740,332	-	45,769,902	-
Unidades de Fomento	170,490,703	-	169,315,142	-
Euros	4,492,063	-	-	-
Uruguayan Pesos	1,447,337	-	-	-
Total	239,096,692	11,840,117	237,122,496	14,156,408

The terms and conditions of the main interest accruing obligations as of December 31, 2013, were as follows:

a)    Bank Borrowings

BBVA New York – Bank Loans

On November 23, 2007, the Company obtained, through its Cayman Islands agency, a bank loan from the Cayman Islands branch of BBVA bank, for a total 70 million US Dollars at a 5 year term, maturiting on November 23, 2012. Subsequently, BBVA ceded that contract to the Banco del Estado de Chile, according to letter dated August 28, 2012 and notified to the Agency of the Company in Cayman Islands, dated October 1, 2012. On November 23, 2012, this loan was payed.

Raboinvestment Chile S.A. (Raboinvestment) – Bank Loans

On August 12, 2010, the subsidiary Compañía Pisquera de Chile S.A. (CPCh) renegotiated a syndicated loan with banks BCI, BBVA and Raboinvestment Chile S.A. (Raboinvestment) where BCI and BBVA ceded and transferred their respective shares of the credit to Raboinvestment. On the same date CPCh and Raboinvestment signed an agreement acknowledging the debt and rescheduling of the total outstanding debt, for the capital of that syndicated loan for an amount of ThCh$ 9,961,114, which was payed in a single quota, maturity on August 12, 2012.

This loan accrued interest at an annual fixed rate of 5.75%. The Company amortizes interests semi-annually and were paid on August 12 and February 12, of each year.

Banco Estado – Bank Loans

On July 27, 2012, the subsidiary Compañía Pisquera Chile S.A. (CPCh) signed a bank loan with the Banco Estado for a total of ThCh$ 16,000,000, for a period of 5 years, with maturity on July 27, 2017.

This loan accrues interest at an annual fixed rate of 6.86% and an effective rate of 7.17%. The Company amortizes interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios, which will be measured on the half-yearly financial statements of CPCh:

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

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

(c)    Maintain an Equity higher than UF 770,000.

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

As of December 31, 2013, the Company was in compliance with the financial covenants and specific requirements of this loan.

Banco de Chile – Bank Loans

a) On July 11, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of US$ 4,436,100, maturing on July 11, 2012.

    This loan accrued interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortized interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

    This debt was changed to Euros and a fixed interest rate through a currency and interest rate swap agreements (Cross Currency Interest Rate Swap).

    On July 11, 2012, this loan was paid.

b) On July 11, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of US$ 4,436,100, maturing on July 11, 2016.

    This loan accrues interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

    This debt was changed to Euros and a fixed interest rate through a currency US$-Euro and interest rate swap agreements (Cross Currency Interest Rate Swap). For details of the Company`s hedge strategies see Note 6.

c) On July 7, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of US$ 10,000,000, maturing on July 7, 2016.

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

Banco Estado  – Bank Loans

a)   On July 18, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Estado for a total of US$ 11,000,000, maturing on July 18, 2012.

      This loan accrued interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortized interest semi-annually and capital amortization consists of a single payment at the end of the established term.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

      This loan required to comply with the same covenants as the Series A Bond as indicated in letter c) obligations with the public in this Note.

      On July 18, 2012, this loan was paid.

b)   On April 23, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Estado for a total of ThCh$ 3,000,000, maturing on July 19, 2012.

      On July 19, 2012 the previous loan was renewed for a period of 71 days, maturing on September 28, 2012. Subsequently, on the same time this loan was renewed for a period of 84 days, maturing on December 21, 2012. On December 21, 2012, this loan was renewed for 60 days, maturating on February 19, 2013, renewed again for 94 days, maturing on May 24, 2013.

      This loan accrued interest at an annual rate. The subsidiary amortized interest and capital amortization consists of a single payment at the end of the established term.

      On May 24, 2013, this loan was paid.

c)   On July 19, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Estado for a total of ThCh$ 1,000,000, maturing on September 28, 2012. Subsequently this loan was renewed for a period of 84 days, maturing on December 21, 2012. It was renewed for 60 days, maturing in February 19, 2013, renewed again for 94 days, maturing on May 24, 2013.

      This loan accrued a fixed interest at an annual rate. The subsidiary amortized interest and capital amortization consists of a single payment at the end of the established term.

      On May 24, 2013, this loan was paid.

d)   On April 25, 2012, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco Estado for a total of ThCh$ 500,000, maturing on April 25, 2013. Subsequently this loan was renewed for one year, maturing on April 25, 2014.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

e)   On April 25, 2013, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco Estado for a total of ThCh$ 600,000, maturing on April 25, 2014.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

Banco Scotiabank – Bank Loans

a)  On June 21, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Scotiabank for a total of US$ 3,897,940, maturing on June 20, 2013.

      This loan accrued interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortized interest quarterly and capital amortization consists of a single payment at the end of the established term.

      This debt was changed to Euros and a fixed interest rate through a currency US$-Euro and interest rate swap agreements (Cross Currency Interest Rate Swap).

      On June 20, 2013, this loan was paid.

b)  On June 21, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Scotiabank for a total of US$ 11,000,000, maturing on June 21, 2013.

      This loan accrued interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortized interest semi-annually and capital amortization consists of a single payment at the end of the established term.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

      On June 21, 2013, this loan was paid.

c)   On June 21, 2013, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Scotiabank for a total of US$ 8,000,000, maturing on June 22, 2015.

      This loan accrues interest at a compound floating rate Libor plus 90 days plus a fixed margin. The subsidiary amortizes interest quarterly and capital amortization consists of a single payment at the end of the established term.

      The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company`s hedge strategies see Note 6.

Banco Santander Chile – Bank Loans

a)   On June 17, 2013, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Santander Chile for a total of US$ 8,000,000, maturing on June 17, 2014.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

b)   On June 17, 2013, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Santander Chile for a total of 6,200,000 Euros, maturing on June 17, 2014.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

BBVA Banco Francés S.A.; HSBC Bank Argentina S.A.; Banco de Galicia y Buenos Aires S.A.; La Sucursal de Citibank NA established in Argentinian Republic; Banco de La Provincia de Buenos Aires – Syndicated Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On October 5, 2012, the subsidiary CICSA signed a syndicated bank loan for a total of 187.5 million Argentine Pesos, maturating on October 5, 2015.

The proportional participation of banks lenders is as follows:

a)      BBVA Bank French S.A., with 55 million Argentine Pesos of pro rata participation.

b)     Banco de la Provincia de Buenos Aires, with 54 million Argentine Pesos.

c)     HSBC Bank Argentina S.A., with 43.5 million Argentine Pesos of pro rata participation.

d)     Banco de Galicia y Buenos Aires S.A., with 20 million Argentine Pesos of pro rata participation.

e)     Citibank NA established in Argentinian Republic, with 15 million Argentine Pesos of pro rata participation.

This loan accrues interest at an annual rate of 15.01% whose payment is made monthly. The subsidiary amortizes capital in 9 consecutive and equal quarterly quotes, once the grace period of 12 months from the date of disbursement.

This loan obliges the subsidiary to meet specific requirements and financial covenants related to their Consolidated Financial Statements, which according to agreement of the parties are as follows:

a)   Maintain a capability of repayment measure at the end of each quarter less than or equal to 3, calculated as the financial debt over Adjusted EBITDA4. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: Operating result before Interest, Income taxes, Depreciation and Amortization for the period of 12 months immediately prior to the date of calculation.

4 EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

b)   Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 2.5, calculated as the ratio of Adjusted EBITDA (as defined in paragraph (a)) and Financial Costs account.

c)   Maintain at the end of each quarter an indebtedness ratio not higher than 1.5, defined as the ratio Financial Liabilities over the Equity  meaning the Equity at the time of calculation, as it arises from their Financial Statements and in accordance with generally accepted accounting principles in the Argentinian Republic.

d)     Maintain at the end of each quarter a minimum Equity of 600 million of Argentine Pesos.

As of December 31, 2013, the Company was in compliance with the financial covenants and specific requirements of this loan.

Banco de la Nación Argentina – Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On December 28, 2012, CICSA signed a bank loan for a total of 140 million of Argentine pesos for a period of 7 years, maturing on November 26, 2019, and whose loan is delivered in two stages, where the first was carried out on December 28, 2012, for a total of 56 million Argentine pesos and the second on June 28, 2013, for a total of 84 million of Argentine pesos.

This loan accrues interest at an annual rate of 15% fixed by first 36 months. Having completed that term, accrues interest at a compound floating rate BADLAR in pesos plus a fixed spread of 400 basis points and to this effect will be taken BADLAR rate published by the Central Bank of the Argentina Republic, corresponding to five working days prior to the start of the period, subject to the condition that does not exceed the lending rate of portfolio general of Banco de la Nación Argentina, in whose case shall apply this.

The subsidiary amortizes capital in 74 consecutive and equal, once the grace period of 10 months from the date of disbursement.

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

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Compañía Cervecera Kunstmann S.A and Manantial S.A.:

Other lease agreements are as follows:

Type	Institution	Contract Date	Amount (UF)	Number of quotas	Anual Interest	Purchase option (UF)
Compañía Cervecera Kunstmann S.A.
Production plant	Banco de Chile	04-19-2005	20,489	168	8.30%	302
Land Lote 2 C	Banco de Chile	06-26-2007	7,716	121	5.80%	85
Land Lote 2 D	Banco de Chile	03-25-2008	15,000	97	4.30%	183
Inspector level of filling, capping, pasteurization and packaging line	Banco Santander Chile	01-12-2009	14,077	61	7.16%	276
Rinser-Filler-Capping Machine	Banco Santander Chile	02-03-2009	5,203	61	7.34%	102
Land Lote 13F1	Banco Estado Chile	10-10-2012	22,341	72	4.33%	348
Manantial S.A.
Dispensers	Banco de Crédito e Inversiones	12-22-2010	6,294	37	6.30%	170
Vehicles	Banco de Crédito e Inversiones	04-19-2011	493	36	22.31%	13
Dispensers	Banco de Chile	09-22-2010	11,600	37	5.97%	279
Vehicles	Banco de Chile	04-02-2012	1,974	25	12.62%	79
Vehicles	Banco del Estado de Chile	02-12-2011	7,601	25	16.04%	299
Computers	Banco Security	08-23-2011	2,387	37	6.99%	65
Dispensers	Banco Security	08-09-2011	18,743	36	7.00%	507

The following is a detail of future payments and the current value of the financial lease obligations as of December 31, 2013:

Lease Minimum Future Payments	As of December 31, 2013
	Gross Amount	Interest	Current Value
	ThCh$	ThCh$	ThCh$
Less than one years	1,744,243	1,131,752	612,491
Between one and five year	5,271,866	4,286,418	985,448
Over five years	28,476,487	13,141,996	15,334,491
Total	35,492,596	18,560,166	16,932,430

c)    Bonds Payable

Series A Bonds – Subsidiary Viña San Pedro Tarapacá S.A.

On June 13, 2005, the subsidiary Viña San Pedro Tarapacá S.A. recorded in the Securities Record a bond issue for a total UF 1,500,000 at a 20-years term maturiting on July 15, 2025. Such issue was placed in the local market on July 20, 2005, with a premium amounting to ThCh$ 227,378. This obligation accrues interest at a fixed annual rate of 3.8% and amortizes interest and capital semi-annually.

On December 17, 2010, took place the Board of Bondholders Serie A, which decided to modify the issued Contract of such bonds in order to update certain references and adapt it to the new IFRS accounting standards. The amendment of the issued Contract is dated December 21, 2010 and has the repertory No. 35739-2010 in the Notary of Ricardo San Martín Urrejola. Because of these changes, the commitment of this subsidiary is to comply with certain financial ratios that will be calculated only on the Consolidated Financial Statements. These financial ratios and other conditions are as follows:

(a)  Control over subsidiaries representing at least 30% of the consolidated Adjusted EBITDA of the issuer. Adjusted EBITDA. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded in the Note Nature of the costs and expenses.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

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

On July 21, 2011 the subsidiary made a partial prepayment for 750 Series A Bonds (of the 1,500 issued) equivalent to
UF 513,750, according to Section Twelve of Clause Four for the Issue Contract Bond issued by public deed dated April 28, 2005. Additionally, the subsidiary recognized in the Consolidated Income Statement of that date an expenditure of ThCh$ 103,735, for expenses associated with the issuance of this debt.

As of December 31, 2013 and 2012, the Company was in compliance with the financial covenants required for this public issue.

Series E Bonds – CCU S.A.

On October 18, 2004, under number 388 the Company recorded in the Securities Record the issue of 20-year term public bonds for a total UF 2,000,000 maturiting on December 1, 2024. This issue was placed in the local market on December 1, 2004, with a discount amounting to ThCh$ 897,857. This obligation accrues interests at a fixed annual rate of 4.0%, and it amortizes interest and capital semi-annually.

On December 17, 2010, took place the Board of Bondholders Serie E, which decided to modify the issued Contract of those bonds in order to update certain references and adapt it to the new IFRS accounting standards. The amendment of the issued Contract is dated December 21, 2010 and has the repertory No. 35738-2010 in the Notary of Ricardo San Martín Urrejola. Because of these changes, the commitment of the Company is to comply with certain financial ratios that will be calculated only on the Consolidated Financial Statements. These financial ratios and other conditions are as follows:

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

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

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

As of December 31, 2013 and December 31, 2012, the Company was in compliance with the financial covenants required for this public issue.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Series H and I Bonds – CCU S.A.

On March 23, 2009, the Company recorded in the Securities Record the issue of bonds Series H and I for a combined total of UF 5 million, with 5 and 21 years terms, respectively. Emissions of both series were placed in the local market on April 2, 2009.  The issuance of the Bond I was UF 3 million  with maturity on March 15, 2014, with a discount amounting to ThCh$ 413,181, and accrues interest at an annual fixed rate of 3.0%, with amortize interest semi-annually and excluding the capital (bullet).  The issuance of the Bond H was UF 2 million  with maturity on March 15, 2030, with a discount amounting to ThCh$ 156,952, and accrues interest at an annual fixed rate of 4.25%, with amortizes interest and capital semi-annually.

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

(f)   Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectolitres a year, except in the cases and under the terms of the contract.

(g)  To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

(h)  Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

The inflation related to interest rate risk to which the Company is exposed as result of the Serie I Bond is mitigated by the use of cross interest rate swap agreements (fixed interest rate). For details of the Company`s hedge strategies see Note 6.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

As of December 31, 2013 and December 31, 2012, the Company was in compliance with the financial covenants required for this public issue.

Note 28 Accounts payable – trade and other payables

As of December 31, 2013 and 2012, the total Accounts payable-trade and other payables are as follows:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Suppliers	149,900,984	135,588,879
Notes payable	2,875,895	1,156,777
Withholdings payable	31,573,106	29,371,722
Total	184,349,985	166,117,378
Current	183,508,115	165,392,448
Non-current	841,870	724,930
Total	184,349,985	166,117,378

Note 29 Provisions

As of December 31, 2013 and 2012, the total provisions recorded in the consolidated statement of financial position are as follows:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Litigation	1,294,570	984,466
Others	1,673,910	910,663
Total	2,968,480	1,895,129
Current	833,358	401,849
Non-current	2,135,122	1,493,280
Total	2,968,480	1,895,129

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The following was the change in provisions during the years ended December 31, 2012 and 2013:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2012	1,624,479	1,459,960	3,084,439
As of December 31, 2012
Incorporated	1,064,601	125,568	1,190,169
Used	(1,076,435)	(100,567)	(1,177,002)
Released	(418,035)	(295,461)	(713,496)
Conversion effect	(210,144)	(278,837)	(488,981)
As of December 31, 2012	984,466	910,663	1,895,129
As of December 31, 2013
Additions by Business Combination	149,365	1,094,095	1,243,460
Incorporated	767,854	17,953	785,807
Used	(364,102)	(108,349)	(472,451)
Released	(64,635)	(96,378)	(161,013)
Conversion effect	(178,378)	(144,074)	(322,452)
As of December 31, 2013	(1) 1,294,570	(2) 1,673,910	2,968,480

(1)     Note 35

(2)     Correspond mainly to provisions originated in business combination related to Uruguay´s companies.

The maturities of provisions at December 31, 2013, were as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	833,358	-	833,358
Between two and five years	375,027	1,656,200	2,031,227
Over five years	86,185	17,710	103,895
Total	1,294,570	1,673,910	2,968,480

Litigation

The detail of significant litigation proceedings to which the Company is exposed at a consolidated level is described in Note 35.

Management believes based on the development of such proceedings to date, the provisions established on a case by basis are adequate to cover the eventual adverse effects that could arise from these proceedings.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 30 Other non-financial liabilities

As of December 31, 2013 and 2012, the total Other non-financial liabilities are as follows:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Parent dividend provisioned by the board	23,278,681	20,065,681
Parent dividend provisioned according to policy	38,239,323	37,150,689
Outstanding parent dividends	532,120	505,162
Subsidiaries dividends according to policy	3,666,451	5,084,143
Others	162,003	43,579
Total	65,878,578	62,849,254
Current	65,878,578	62,849,254
Total	65,878,578	62,849,254

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

The cost of such benefits is charged against income, in the “Staff Expense” item.

As of December 31, 2013 and 2012, the total staff benefits recorded in the Consolidated Statement of Financial Position is as follows:

Employees’ Benefits	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Short term benefits	18,839,547	15,901,409
Employment termination benefits	16,574,806	13,171,264
Total	35,414,353	29,072,673
Current	20,217,733	15,901,531
Non-current	15,196,620	13,171,142
Total	35,414,353	29,072,673

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Employees’ Bonuses

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation. Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

As of December 31, 2013 and 2012, the total short-term benefits recorded in the Consolidated Statement of Financial Position are as follows:

Short-Term Employees’ Benefits	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Vacation	7,085,786	6,231,487
Bonus and compensation	11,753,761	9,669,922
Total	18,839,547	15,901,409

The Company records the staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. As a result of this process, the discount and rotation rate were updated, and whose consequence was that the liability for the payment of severance indemnity decrease in ThCh$ 3,083,336, effect which was registered in the Consolidated Statement of Income during 2012. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds. The discount rate in Chile was 6.85% (6.8% in 2012) and in Argentina 31.88% (26.6% in 2012).

As of December 31, 2013 and 2012, the obligation recorded for severance indemnity are as follows:

Severance Indemnity	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Current	1,378,186	122
Non-current	15,196,620	13,171,142
Total	16,574,806	13,171,264

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The change in the severance indemnity during the year ended as of December 31, 2012 and 2013 was as follows:

Severance Indemnity	Severance Indemnity
ThCh$
Balance as of January 1, 2012	15,531,518
Current cost of service	523,159
Interest cost	1,274,978
Actuarial loss	(3,492,211)
Paid-up benefits	(721,945)
Past service cost	304,355
Others	(248,590)
As of December 31, 2012	13,171,264
Current cost of service	607,443
Interest cost	1,105,511
Actuarial loss	469,987
Paid-up benefits	(384,186)
Past service cost	430,120
Others	1,174,667
Movements of the year	3,403,542
As of December 31, 2013	16,574,806

The figures recorded in the Consolidated Statement of Income as of December 31, 2013, 2012 and 2011, are as follows:

Expense recognized for severance indemnity	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Current cost of service	607,443	523,159	615,619
Interest cost	-	1,274,978	1,212,321
Past service cost	430,120	304,355	407,893
Actuarial (Gain) loss	-	(3,492,211)	610,428
Non-provided paid benefits	2,860,262	2,158,029	2,013,319
Other	1,333,466	213,499	(393,603)
Total expense recognized in Consolidated Statement of Income	5,231,291	981,809	4,465,977

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Actuarial Assumptions

As mentioned in Note 2.19 – Employees’ Benefits, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation as of December 31, 2013 and 2012, are as follows:

	Actuarial Assumptions		Chile		Argentina
			As of December 31,		As of December 31,
			2013	2012	2013	2012
	Mortality table		RV-2004	RV-2004	Gam'83	Gam'83
	Annual interest rate		6.85%	6.8%	31.88%	26.6%
	Voluntary employee turnover rate		1.9%	1.9%	n/a	n/a
	Company’s needs rotation rate		5.3%	5.3%	n/a	n/a
	Salary increase		3.7%	3.7%	26.25%	21.2%
	Officers		60	60	60	60
Estimated retirement age for	Other	Male	65	65	65	65
		Female	60	60	60	60

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1 percent on the discount rate:

Sensitivity Analysis	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	919,483	854,557
1% decrease in the Discount Rate (Loss)	(1,056,061)	(980,616)

Personal expense

The amounts recorded in the Consolidated Statement of Income for the years ended as of December 31, 2013, 2012 and 2011, are as follows:

Personal expense	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Salaries	108,611,206	93,673,136	81,614,738
Employees’ short-term benefits	19,887,127	15,063,545	13,261,746
Employments termination benefits	5,231,291	981,809	4,465,977
Other staff expense	21,280,818	18,442,996	15,461,284
Total	155,010,442	128,161,486	114,803,745

(1) See Note 10.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 32 Non-controlling Interests

The detail of Non-controlling Interests is the following:

a)   Equity

Equity	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	67,885,985	74,676,117
Aguas CCU-Nestlè Chile S.A.	13,748,080	11,327,035
Compañía Pisquera de Chile S.A.	4,735,315	4,654,855
Compañía Cervecera Kunstmann S.A.	3,953,265	3,459,887
Saenz Briones & Cia. S.A.	1,361,643	2,772,662
Sidra La Victoria S.A.	1,119	1,210
Manantial S.A.	3,302,639	-
Los Huemules S.R.L.	188,556	-
Others	391,820	406,841
Total	95,568,422	97,298,607

b)   Result

	For the years ended as of December 31,
Result	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	3,319,366	3,397,717	6,659,574
Aguas CCU-Nestlè Chile S.A.	4,870,501	4,884,619	3,614,682
Compañía Pisquera de Chile S.A.	765,624	960,778	958,959
Compañía Cervecera Kunstmann S.A.	1,022,346	1,052,257	899,089
Saenz Briones & Cia. S.A.	(733,068)	(798,955)	(30,920)
Sidra La Victoria S.A.	123	(8)	223
Manantial S.A.	587,119	-	-
Los Huemules S.R.L.	(12,624)	-	-
Others	49,156	47,759	(51,000)
Total	9,868,543	9,544,167	12,050,607

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 33 Common Shareholders’ Equity

Subscribed and paid-up Capital

The Extraordinary Shareholders´Meeting held on June 18, 2013, resolved to increase the capital of the Company in the amount of ThCh$ 340,000,000, through the issuance of 51,000,000 shares of common stock. Such shares are to be issued and paid within a period of 3 years as from June 18, 2013. Also, the Board of Directors, in accordance with the powers granted by the Extraordinary Shareholders´ Meeting, determined the price at which these shares were to be offered. Additionally, the above Extraordinary Shareholders´ Meeting agreed to recognize as part of the Paid-in Capital (Common Stock) the share premium for an amount of ThCh$ 15,479,173. Therefore, the Company´s capital, including the referred capital increase, amounts to ThCh$ 571,019,592, divided into 369,502,872 shares of common stock, without face value, which has been subscribed and paid and  shall be subscribe and paid as follows:

-       ThCh$ 231,019,592, divided into 318,502,872 shares, fully subscribed and paid prior to the date of the Extraordinary Shareholders´ Meeting.

-       ThCh$ 340,000,000, divided into 51,000,000 shares, to be subscribed and paid.

On July 23, 2013 the Superintendencia de Valores y Seguros authorized the registration of such shares.

Subsequently, the Board of Director at the meeting held on September 12, 2013, set in $ 6,500 per share the price of the 51,000,000 shares to be placed during the preemptive-rights period, which extended from September 13 to October 12, 2013.

As of December 31, 2013, the referred capital increase has been fully subscribed and paid, amounting to ThCh$ 331,673,754 and generated share premium and issuance and placement costs for ThCh$ 45,176 and ThCh$ 5,055,392, respectively, which are net recorded under item "Other reserves", in Equity. Any difference between the issuance and placement costs of shares must be recognized as a less paid-in capital in the next Extraordinary Shareholders´ Meeting that modifies the capital of the company.

As of December 31, 2013 and December 31, 2012, the Company’s capital shows a balance of ThCh$ 562,693,346
(ThCh$ 215,540,419 in 2012), divided into 369,502,872 shares of common stock (318,502,872 shares in 2012) without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaíso Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Depositary Shares), with an equivalence of two shares per ADS (See Note 1).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as of December 31, 2013 and 2012.

Capital Management

The main purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Consolidated Statement of Comprehensive Income

As of December 31, 2011, 2012 and 2013, the detail of the comprehensive income and expense of the term is as follows:

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	256,592	(51,304)	205,288
Conversion differences of subsidiaries abroad (1)	(17,054,187)	-	(17,054,187)
Actuarial gains and losses on defined benefit plans reserves (1)	(469,987)	105,151	(364,836)
Total comprehensive income As of December 31, 2013	(17,267,582)	53,847	(17,213,735)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	(826,120)	189,525	(636,595)
Conversion differences of subsidiaries abroad (1)	(21,230,019)	-	(21,230,019)
Total comprehensive income As of December 31, 2012	(22,056,139)	189,525	(21,866,614)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	(239,524)	42,580	(196,944)
Conversion differences of subsidiaries abroad (1)	2,372,063	-	2,372,063
Total comprehensive income As of December 31, 2011	2,132,539	42,580	2,175,119

(1)   These concepts will be reclassified to the Statement of Income when its settled.

Income per share

The basic income per share is calculated as the ratio between the net income (loss) of the term corresponding to shares holders and the weighted average number of valid outstanding shares during such term.

The diluted earnings per share is calculated as the ratio between the net income (loss) for the period attributable to shares holders and the weighted average additional common shares that would have been outstanding if it had become all ordinary potential dilutive shares.

As of December 31, 2013, 2012 and 2011, the information used for the calculation of the income as per each basic and diluted share is as follows:

Income per share	For the years ended as of December 31,
	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Equity holders of the controlling company (ThCh$)	123,036,008	114,432,733	122,751,594
Weighted average number of shares	(1) 331,806,416	(2) 318,502,872	318,502,872
Basic income per share (in Chilean pesos)	370.81	359.28	385.40
Equity holders of the controlling company (ThCh$)	123,036,008	114,432,733	122,751,594
Weighted average number of shares	(1) 331,806,416	318,502,872	318,502,872
Diluted income per share (in Chilean pesos)	370.81	359.28	385.40

(1)   Determined considering 331,806,416 shares, equivalents to 318,502,872 shares outstanding on December 31, 2012, plus the weighted average of permanence of shares paid due to increase of capital described in this Note.

(2)   Determined considering 318,502,872 shares outstanding on December 31, 2012 and 2011.

As of December 31, 2013, 2012 and 2011, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Distributable net Income

In accordance with Circular No 1945 from the SVS on November 4, 2009, the Board of Directors agreed that the net distributable profit for the year 2009 will be that reflected in the financial statements attributable to equity holders of the parents, without adjustment it. The above agreement remains in effect for the year ended December 31, 2013.

Dividends

The Company’s dividend policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of December 31, 2011, 2012 and 2013, the Company has distributed the following dividends, either or final:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share	Related to FY
241	04-27-2011	Final	115.78103	2010
242	01-06-2012	Interim	61.00000	2011
243	04-20-2012	Final	131.70092	2011
244	01-06-2013	Interim	63.00000	2012
245	04-19-2013	Final	116.64610	2012
246	01-10-2014	Interim	63.00000	2013

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

On April 10, 2013, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 245, amounting to ThCh$ 37,150,685 corresponding to $ 116.64610 per share. This dividend was paid on April 19, 2013.

Other Reserves

The reserves that are a part of the Company’s equity are as follows:

Currency Translation Reserves: This reserve originated mainly from the translation of foreign subsidiaries’ financial statements which functional currency is different from the presentation currency of the Consolidated Financial Statements. As of December 31, 2013, it amounts to a negative reserve of ThCh$ 60,084,197 (ThCh$ 44,675,962 in 2012 and ThCh$ 25,038,705 in 2011).

Hedge reserve: This reserve originated from the hedge accounting application of financial liabilities for. The reserve is reversed at the end of the hedge agreement, or when the transaction ceases qualifying hedge accounting, whichever is first. The reserve effects are transferred to income. As of December 31, 2013, it amounts to a positive reserve of ThCh$ 65,109, (negative reserve of ThCh$ 98,990 in 2012 and positive reserve of ThCh$ 484,432, net of deferred taxes.

Actuarial gains and losses on defined benefit plans reserves: This reserve originates from January 1, 2013, due application of the amendment to IAS 19. The amount recorded is a negative reserve of ThCh$ 348,673.

Other reserves: As of December 31, 2013, 2012 and 2011 the amount is a negative reserve of ThCh$ 5,514,048, ThCh$ 3,371,276 and ThCh$ 10,619,334, respectively. Such reserves relate mainly to the following concepts:

-              Adjustment due to re-assessment of fixed assets carried out in 1979.

-              Price level restatement of paid-up capital registered as of December 31, 2008, according to SVS Circular Letter Nª456.

-              Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (Note 1, paragraph (1)).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 34 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	408,853,267	102,337,275
CLP	402,905,402	84,177,175
USD	1,578,633	975,193
Euros	1,718,676	303,571
$ARG	1,731,888	16,847,635
UYU	553,915	-
Others currencies	364,753	33,701
Other financial assets	4,468,846	1,380,474
CLP	2,382,562	1,227,252
USD	1,939,450	119,822
Euros	143,715	22,569
Others currencies	3,119	10,831
Other non-financial assets	21,495,398	16,376,293
CLP	17,623,617	9,274,830
USD	-	68
$ARG	3,669,157	7,101,395
UYU	202,624	-
Accounts receivable - trade and other receivables	211,504,047	204,570,870
CLP	137,392,333	128,498,015
U.F.	45,225	103,408
USD	23,341,142	20,142,827
Euros	7,263,490	6,973,740
$ARG	37,420,770	46,422,310
UYU	3,856,106	-
Others currencies	2,184,981	2,430,570
Accounts receivable from related companies	9,610,305	9,611,990
CLP	8,781,223	8,907,116
U.F.	326,816	422,033
USD	502,266	282,841
Inventories	153,085,845	141,910,972
CLP	128,884,391	118,219,722
USD	2,147,161	3,715,441
Euros	190,182	229,090
$ARG	20,562,043	19,746,719
UYU	1,302,068	-
Tax receivables	9,139,406	19,287,830
CLP	4,948,667	16,690,439
$ARG	3,821,003	2,597,391
UYU	369,736	-
Non-current assets held for sale	339,901	412,332
$ARG	339,901	412,332
Total current assets	818,497,015	495,888,036

CLP	702,918,195	366,994,549
U.F.	372,041	525,441
USD	29,508,652	25,236,192
Euros	9,316,063	7,528,970
$ARG	67,544,762	93,127,782
UYU	6,284,449	-
Others currencies	2,552,853	2,475,102
Total current assets by currencies	818,497,015	495,888,036

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Non-current assets
Other financial assets	38,899	65,541
USD	38,899	65,541
Other non-financial assets	15,281,111	23,239,482
CLP	12,938,869	21,755,055
$ARG	2,342,242	1,484,427
Accounts receivable from related companies	350,173	414,115
U.F.	350,173	414,115
Investments accounted for using the equity method	17,563,028	17,326,391
CLP	17,474,121	17,235,882
$ARG	88,907	90,509
Intangible assets different than goodwill	64,033,931	60,932,038
CLP	50,821,202	49,211,219
$ARG	10,184,251	11,720,819
UYU	3,028,478	-
Goodwill	81,872,847	70,055,369
CLP	63,075,515	54,122,302
USD	5,689,609	-
$ARG	13,107,723	15,933,067
Property, plant and equipment (net)	680,994,421	612,328,661
CLP	588,473,246	534,910,116
$ARG	84,750,744	77,418,545
UYU	7,770,431	-
Biological assets	17,662,008	18,105,213
CLP	17,228,999	17,174,554
$ARG	433,009	930,659
Investment property	6,901,461	6,560,046
CLP	4,447,209	3,541,321
$ARG	2,454,252	3,018,725
Deferred tax assets	24,525,361	23,794,919
CLP	18,195,456	20,242,294
$ARG	6,214,869	3,552,625
UYU	115,036	-
Total non-current assets	909,223,240	832,821,775

CLP	772,654,617	718,192,743
U.F.	350,173	414,115
USD	5,728,508	65,541
$ARG	119,575,997	114,149,376
UYU	10,913,945	-
Total non-current assets by currencies	909,223,240	832,821,775

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of December 31, 2013		As of December 31, 2012
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	80,706,426	39,781,762	29,260,740	25,613,527
CLP	582,082	12,893,284	4,456,464	12,384,908
U.F.	71,901,110	3,245,208	1,828,034	2,958,439
USD	1,004,747	4,572,358	919,513	7,976,161
Euros	349,614	4,512,649	196,660	-
$ARG	5,360,901	14,558,263	21,860,069	2,294,019
UYU	1,447,337	-	-	-
Others currencies	60,635	-	-	-
Account payable - trade and other payables	182,569,595	938,520	164,942,914	449,534
CLP	123,801,751	938,520	108,134,279	415,325
USD	13,672,305	-	10,174,297	34,209
Euros	5,010,989	-	5,152,350	-
$ARG	36,372,742	-	41,143,583	-
UYU	3,281,466	-	-	-
Others currencies	430,342	-	338,405	-
Accounts payable to related companies	7,286,064	-	8,013,545	-
CLP	3,495,273	-	2,858,734	-
U.F.	-	-	408,575	-
Euros	3,790,791	-	4,746,236	-
Other short-term provisons	324,290	509,068	401,849	-
CLP	-	509,068	1,609	-
$ARG	324,290	-	400,240	-
Tax liabilities	1,591,825	9,325,040	-	7,096,722
CLP	1,539,101	5,866,328	-	4,516,584
$ARG	-	3,458,712	-	2,580,138
UYU	52,724	-	-	-
Employee benefits provisions	4,776,011	15,441,722	3,534,981	12,366,550
CLP	-	15,441,722	-	12,366,550
$ARG	4,541,954	-	3,534,981	-
UYU	234,057	-	-	-
Other non-financial liabilities	25,853,399	40,025,179	58,795,663	4,053,591
CLP	25,790,092	40,025,179	58,766,429	4,010,899
$ARG	63,307	-	29,234	42,692
Total current liabilities	303,107,610	106,021,291	264,949,692	49,579,924

CLP	155,208,299	75,674,101	174,217,515	33,694,266
U.F.	71,901,110	3,245,208	2,236,609	2,958,439
USD	14,677,052	4,572,358	11,093,810	8,010,370
Euros	9,151,394	4,512,649	10,095,246	-
$ARG	46,663,194	18,016,975	66,968,107	4,916,849
UYU	5,015,584	-	-	-
Others currencies	490,977	-	338,405	-
Total current liabilities by currency	303,107,610	106,021,291	264,949,692	49,579,924

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of December 31, 2013			As of December 31, 2012
	More than 1 year until 3 years	More than 3 year untl 5 years	More than 5 years	More than 1 year until 3 years	More than 3 year untl 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Other financial liabilities	32,914,502	26,502,199	83,346,329	95,375,656	31,195,469	82,551,610
CLP	621,578	15,995,088	-	-	15,892,549	-
U.F.	7,096,557	6,727,915	81,519,913	77,304,824	6,444,726	80,779,119
USD	11,980,811	-	-	-	7,085,703	-
$ARG	13,215,556	3,779,196	1,826,416	18,070,832	1,772,491	1,772,491
Other accounys payable	841,870	-	-	724,930	-	-
CLP	6,148	-	-	-	-	-
USD	835,722	-	-	724,930	-	-
Accounts payable to related companies	377,020	-	-	2,391,810	-	-
CLP	-	-	-	6,521	-	-
U.F.	-	-	-	2,385,289	-	-
USD	377,020	-	-	-	-	-
Other long term provisions	1,233,623	797,604	103,895	-	1,281,866	211,414
CLP	-	-	32,710	-	-	25,000
$ARG	51,256	797,604	71,185	-	1,281,866	186,414
UYU	1,182,367	-	-	-	-	-
Deferred tax liabilities	17,458,151	6,671,487	48,903,776	21,092,438	7,146,940	48,518,634
CLP	16,769,961	6,212,693	41,108,341	20,206,973	6,556,630	40,810,095
$ARG	688,190	458,794	6,186,202	885,465	590,310	7,708,539
UYU	-	-	1,609,233	-	-	-
Employee benefits provisons	-	3,740	15,192,880	-	3,456	13,167,686
CLP	-	-	13,746,509	-	-	11,821,375
$ARG	-	3,740	1,446,371	-	3,456	1,346,311
Total non-current liabilities	52,825,166	33,975,030	147,546,880	119,584,834	39,627,731	144,449,344

CLP	17,397,687	22,207,781	54,887,560	20,213,494	22,449,179	52,656,470
U.F.	7,096,557	6,727,915	81,519,913	79,690,113	6,444,726	80,779,119
USD	13,193,553	-	-	724,930	7,085,703	-
$ARG	13,955,002	5,039,334	9,530,174	18,956,297	3,648,123	11,013,755
UYU	1,182,367	-	1,609,233	-	-	-
Total non-current liabilities by currency	52,825,166	33,975,030	147,546,880	119,584,834	39,627,731	144,449,344

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Note 35 Contingencies and Commitments

Operating lease agreements

The total amount of the Company’s obligations to third parties relating to lease agreements that may not be terminated is as follows:

Lease Agreements not to be terminated	As of December 31, 2013
ThCh$
Within 1 year	77,263,540
Between 1 and 5 years	67,518,487
Over 5 years	54,820,005
Total	199,602,032

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of December 31, 2013 is as follows:

Purchase and supply agreementsistros	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	55,018,252	6,352,000
Between 1 and 5 years	109,371,139	5,844,737
Over 5 years	55,244,004	1,027,207
Total	219,633,395	13,223,944

Capital investment commitments

As of December 31, 2013, the Company had capital investment commitments related to Property, plant and equipment and intangibles (software) for approximately ThCh$ 117,308,979.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

Proceedings and claim

Subsidiary	Court	Number	Description	Status	Estimated accrued loss contingency
Viña San Pedro de Tarapacá S.A.	1° Jusgado de Letras del Trabajo de Santiago	655-2009	Interpretation of collective bargaining agreement ilegal discounts of remuneration and restitution if the discounted amounts	VSPT Lost the trial. the case was submitted to the Juzgado de Cobranza Laboral y Previsional. Who must practice the liquidation od the award. Pending practice the liquidation.	ThCh$ 15,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first intance in Argentina		Labor trial for layoff.	On evidentiary phase.	US$ 30,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first intance in Argentina		Labor trial for layoff.	On evidentiary phase.	US$ 28,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first intance in Argentina		Labor trial for layoff.	On evidentiary phase.	US$ 84,000
Sidra La Victoria S.A.	Court of first intance in Argentina		Labor trial for work accident.	On evidentiary phase.	US$ 59,000
Saenz Briones S.A.	Court of first intance in Argentina		Labor trial for layoff.	On evidentiary phase.	US$ 136,000
Compañía Industrial Cervecera S.A. (CICSA)			City Council´s Administrative Claim related to advertising and publicity feeds	The process is in pre-trial administrative phase.	US$ 618,000

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 1,294,570 and ThCh$ 984,466, as of December 31, 2013 and 2012, respectively (See Note 29).

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

Guarantees

As of December 31, 2013, the subsidiary Viña San Pedro Tarapacá S.A. (VSPT) has not granted direct guarantees as part of its common financing operations. Nevertheless, its VSPT has entered into indirect guarantees as joint guarantors of financing operations by Finca La Celia subsidiary, in the Republic of Argentina.

A summary of the main terms of the guarantees granted appears below:

The subsidiary Finca la Celia maintains financial debt with local banks in Argentina, guaranteed by VSPT through stand-by letters issued by Banco del Estado de Chile, according to the following detail:

Institution	Amount	Due date
Banco San Juan	USD 1,000,000	May 20, 2014
Banco Patagonia	USD 2,000,000l	January 17, 2014
Banco Patagonia	USD 1,500,000	January 17, 2014
Banco BBVA Francés	USD 1,500,000	October 24, 2013
Banco Santander Río	USD 1,000,000	August 17, 2014

The mentioned stand-by letters were issued by VSPT according to the maturity of the financial debts negotiated with the Argentine banks, and they are within the financing policy framework approved by VSPT Board of Directors on May 2, 2012.

The loan obtained by the subsidiary CICSA in Argentina, as described in Note 27, is guaranteed by CCU S.A. through a stand- by unrestricted, 1 year term, renewable for equal period during the term of the loan.

On July 11, 2013, the subsidiary in argentina Saenz Briones & Cía. S.A. (SB), has signed a loan agreement with the CITIBANK Bank of Argentina, which restricted its ability to distribute profits in each year. The loan was by 10,000,000 argentine pesos and whose return was agreed in 9 (nine) quotes with different maturities. Until SB not pay this loan, plus interest or commissions, fees and expenses, may not make any payment to its shareholders (including, without limitation, distribution of profits or dividends, advances, withdrawals from account or similar, as well as any payment made in connection with rebuy it, rescue or redemption of all or part of its shares) for an amount that exceeds the 50% of the profits that the SB is legally empowered to distribute as dividends with regard to each of its years. It should be noted, for the purposes of the above restriction, that the last date of maturity of the loan is July 11, 2016.

Note 36 Environment

Major Environmental costs accrued as of December 3, 2013, in the Industrial Units of CCU S.A. are distributed as follows:

- IWWT Expenses: 55.0%.

These expenses are mainly related to the maintenance and control of our Industrial Waste Water Treatment Plants (IWWT).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

- SIR Expenses: 30.4%.

These expenses are related to the handling and disposal of Solid Industrial Residues (SIR), including hazardous Waste (ResPel) and recyclable residues.

- Gas Emission Expenses: 1.3%.

These expenses are related to the calibration and verification of monitoring and operational instrumentation of stationary sources (mainly industrial boilers and electric generators) and their respective emissions, in order to provide compliance to rules and regulations in the field.

- Other Environmental Expenses: 13.3%

Those expenses are related to the verification and compliance of Food Safety, Environmental Management and Operational Health & Safety Management Standards (ISO 22000, ISO 14000 and ISO 18000 OHSAS respectively) in our industrial sites, which are in different stages of implementation and certification.

The most relevant investments made during the year 2013, are listed below:

-     Compañía Cervecería Kunstmann. New waste water treatment plant (UF 3,791) and Fire risk prevention project (UF 2,940), scheduled for December 2014 and December 2013, respectively.

-     CPCh.  For all plants seism risks prevention: Mechanical strengthening of tanks (UF 25,010) and waste treatment third phase (UF 239), both scheduled for December 2014.

-     CCU Chile: Santiago Plant, IWWT improvement project (second phase) (UF 17,034), Hazardous Material Storage Improvement Project (DS 78) (UF 2,169), Electric Forklifts (UF 1,223), Brewhouse Energy Recovery System (UF 897) and Label Compactor (UF 858).

-     CCU Chile. Temuco Plant: Sludge Filter Press (UF 4,912), Energy Saving Project (UF 2,635) and IWWT Air Injection System (UF 277).

-     VSPT. Molina Plant:  seism Risk Prevention Project  FES (UF 690), IWWT Automations (UF 431), IWWT Flowmeter (UF 206), Trash Containers (UF 255) and LED Lighting System (UF 224). In Lontué Plant: IWWT Improvement Project (UF 492) and Hazardous Material Storage Improvement Project (UF 255). Isla de Maipo Plant:  IWWT Sludge Treatment Improvement Project (UF 367) and Hazardous Waste Storage Improvement Project (UF 410).

-     ECUSA. Santiago:  Steam, Water and EE Monitoring Instrumentation  (UF 6,479), Fire Risk Prevention (UF 3,604), CIP Recovery Project (UF 2,444), Waste Water Monitoring Project (UF 1,899), Food Safety (UF 937), Boiler Improvement Project (NOX emissions) (UF 1,904), Water Recovery Project (UF 941), Recycling Project (UF 482). Antofagasta Plant:  Fire Prevention Project  (UF 436).

-     CCU Argentina. Santa Fé plant: Thermal Energy Saving Project (UF 4,553), finalized.

-     Plasco. EE Monitoring Instrumentation (UF 1,708) being implemented, Well Improvement Project (UF 840) finalized, Energy Saving Project (UF 375), completed and expanded to other facilities and Hazardous Waste Storage Improvement Project  (UF 141), being implemented.

-     Aguas CCU-Nestlé S.A. Outdoor solar lighting (UF 359), Foods Safety Improvement Project (UF 325), Seism Risk Prevention Project  FES (UF 309), Fire Risk Prevention (UF 243) and Water Monitoring Instrumentation (UF 77).

.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2013

The main disbursements of the year, detailed by projects, are the following:

Company that made the disbursement	Project	Disbursment incurred during the year
		As of December 31, 2013				As of December 31, 2012
		Expenditure	Investment	Committed amount in future periods	Estimated date completion of disbursements	Expenses	Investment
		ThCh$	ThCh$	ThCh$		ThCh$	ThCh$
CCU Chile Ltda.	Disposal of industrial solids, liquids and other residues	1,519,954	326,647	454,110	Dec-2014	1,141,905	3,381,424
Cía Industrial Cervecera S.A.	Disposal of industrial solids, liquids and other residues	1,479,161	83,285	26,480	Feb-2014	1,403,189	424,005
Cía. Pisquera de Chile S.A.	Disposal of industrial solids, liquids and other residues	222,216	745,859	10,979	Dec-2014	157,638	732,193
Transportes CCU Ltda.	Disposal of industrial solids, liquids and other residues	270,280	-	-	-	211,546	54,335
VSPT S.A.	Disposal of industrial solids, liquids and other residues	399,292	71,607	6,410	Dec-2014	276,516	73,504
Otros	Disposal of industrial solids, liquids and other residues	789,749	579,616	119,578	Dec-2014	514,022	562,107

Note 37 Subsequent Events

A.   The Consolidated Financial Statements of CCU S.A. have been approved by the Board Directors on February 4, 2014.

B.  There are no others subsequent events between the closing date and the filing date of these Financial Statements that could significantly affect their interpretation.