Form 20-F
period 2014-12-31
UNITED BREWERIES CO INC
filed 2015-04-30
CIK 888746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended                         December 31, 2014

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

YES    NO  X

Introduction

In this annual report on Form 20-F, all references to “we,” “us,” “Company” or “CCU” are to Compañía Cervecerías Unidas S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries.  Chile is divided into regions, each of which is known by its roman number (e.g. “Region XI”).  Our fiscal year ends on December 31st. The expression “last three years’’ means the years ended December 31, 2012, 2013 and 2014. Unless otherwise specified, all references to “U.S. dollars” “dollars” “USD” or “US$” are to United States dollars, and references to “Chilean pesos” “pesos”  “Ch$” or “CLP” are to Chilean pesos.  We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These are the Company’s sixth annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB and IFRS 1 “First Time Adoption of International Financial Reporting Standards.” Until and including our financial statements for the year ended December 31, 2008, we prepared our consolidated financial statements in accordance with Chilean generally accepted accounting principles (“Chilean GAAP”), which differs in certain important respects from IFRS, and were required to reconcile our financial statements to U.S. generally accepted accounting principles (“US GAAP”). Following the Company’s adoption of IFRS, as issued by the IASB, we are no longer required to reconcile our financial statements to US GAAP. See the notes to our consolidated financial statements included in pages F-1 through F-104 of this annual report.  We use the metric system of weights and measures in calculating our operating and other data.  The United States equivalent units of the most common metric units used by us are as shown below:

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

CCU has historically estimated its weighted volumes market shares in Chile, Rio de la Plata and Wines using different sources of information.

When estimating weighted volume market share, we had previously decided to use internal estimates in some categories in order to account for relevant sales that were not captured by Nielsen as a result of its sampling methodology. We believe that Nielsen underestimates our market share in some categories and overestimates it in others. However, we recently concluded that our internal estimates have been gradually losing accuracy over time as a result of industry players providing less information to the market. The lack of information has made it difficult to check our internal estimates with real data from the industry. Accordingly, starting in 2014, for weighted volume market share we will use the following external sources of market share information: Nielsen for Chile, Domestic Wine and Argentina, ID Retail for Uruguay and Viñas de Chile for Export Wine. Figures are updated annually and weighted by internal market size estimates.

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

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

Selected Financial Data

The following table presents selected consolidated financial data as of and for the years ended December 31, 2014, 2013 and 2012 which has been derived from our consolidated financial statements prepared in accordance with IFRS and included elsewhere in this annual report, and as of and for the years ended December 31, 2011 and 2010 which has been derived from our consolidated financial statements prepared in accordance with IFRS and not included in this annual report. The financial data set forth below should be read in conjunction with the consolidated financial statements and related notes and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report.

IFRS	2010	2011	2012	2013	2014
1. Income Statement Data:	(million of CLP)(1)
Net sales	838,258	969,551	1,075,690	1,197,227	1,297,966
Gross margin	456,714	521,689	582,603	660,530	693,429
Operating Result (2)	163,891	192,818	181,188	188,266	179,920
Other gains (losses)	6,136	3,010	-4,478	959	4,037
Net financing expenses	-8,286	-7,324	-9,362	-15,830	-10,821
Results as per adjustment units	-5,076	-6,728	-5,058	-1,802	-4,159
Foreign currency exchange differences	-1,401	-1,079	-1,003	-4,292	-613
Income taxes	-27,853	-45,196	-37,133	-34,705	-46,674

Net income for the year:	119,937	134,802	123,977	132,905	120,792
Attributable to:
Equity holders of the Parent Company	110,700	122,752	114,433	123,036	106,238
Non-controlling interests	9,237	12,051	9,544	9,869	14,553

Basic and Diluted Income per share	347.56	385.40	359.28	370.81	287.52
Basic and Diluted Income per ADS (3)	695.12	770.80	718.57	741.61	575.04
Dividend per share (4)	173.8	192.7	179.6	166.5	161.8
Dividend per ADS in US$ (3)(4)	0.73	0.78	0.76	0.61	0.52
Weighed average shares outstanding (000)	318,503	318,503	318,503	331,806	369,503

	IFRS	2010	2011	2012	2013	2014
2. Balance Sheet Data:		(million of CLP)(1)

	Total assets	1,151,689	1,298,365	1,328,710	1,727,720	1,768,901
	Total non-current liabilities	299,657	251,026	303,662	234,347	242,070
	Total Financial debt (5)	232,967	258,969	263,997	263,251	199,853
	Capital stock	231,020	231,020	231,020	562,693	562,693
	Subtotal Equity attributable to equity holders of the parent company	505,655	568,976	613,220	988,676	1,025,588
	Total shareholders' equity	615,074	684,786	710,518	1,084,244	1,148,500
3. Other Data
	Sales volume (in millions of liters):
	Total volume	1,729.8	1,839.7	1,990.9	2,191.6	2,289.5
	Chile Operating segment(6)	1,195.1	1,260.4	1,384.4	1,557.0	1,621.4
	Rio de la Plata Operating segment(7)	414.2	458.1	478.9	507.1	537.5
	Wine Operating segment (8)	120.5	121.2	127.6	127.4	130.6
(1)	Except for the number of shares outstanding, per share and per ADS amounts and sales volume.
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

(5)	Includes short-term and long-term financial debt (mainly bank loans, bonds and financial leasing).
(6)	Includes sales of beer, non-alcoholic beverages and spirits in Chile.
(7)	Includes sales of beer, non-alcoholic beverages and spirits in Argentina, Paraguay and Uruguay.
(8)	Includes domestic and export sales to more than 80 countries. Excludes bulk wine sales.

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

Purchases and sales of foreign currencies effectuated outside the formal exchange market are carried out in the Mercado Cambiario Informal (the informal exchange market). The informal exchange market reflects the supply and demand for foreign currency. There are no limits imposed on the extent to which the rate of exchange in the informal exchange market can fluctuate above or below the observed exchange rate. On March 31, 2015, the U.S. dollar observed exchange rate was CLP626.87 per U.S. dollar, which is explained by the current excess of foreign currency.

The following table sets forth the low, high, average and period-end observed exchange rates for U.S. dollars for each of the indicated periods starting in 2010 as reported by the Central Bank of Chile. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

	Daily Observed Exchange Rate (1)
	(CLP per USD)
	Low (2)	High (2)	Average (3)	Period-end(4)

2010	468.01	549.17	510.21	468.01
2011	455.91	533.74	483.57	519.20
2012	469.65	519.69	486.58	479.96
2013	466.50	533.95	495.53	524.61
2014	524.61	621.41	570.50	606.75
October 2014	576.50	598.64	588.41	576.50
November 2014	580.62	605.46	593.91	605.46
December 2014	606.75	621.41	612.74	606.75
January 2015	612.47	632.03	622.11	632.03
February 2015	616.86	632.19	622.95	618.76
March 2015	617.38	642.18	628.86	626.58
Source: Bloomberg
(1) Historical pesos.
(2) Rates shown are the actual low and high, on a day-by-day basis for each period.
(3) For yearly data, the average of monthly average rates during the period reported, and for monthly data, the average of daily average rates during the period reported.
(4) Published on the first day after month(year) end.

The exchange rate on April 23, 2015, the latest practicable date, was CLP 618.12  per U.S. dollar.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

RISKS RELATING TO CHILE

We are substantially dependent on economic conditions in Chile, which may adversely impact our results of operations and financial condition.

We are predominantly engaged in business in Chile. 64% of our sales revenues in 2014 was generated from our Chile Operating segment, 23% came from the Rio de la Plata Operating segment and 13% came from the Wine Operating segment.  Thus, our results of operations and financial condition are dependent to a large extent on the overall level of economic activity in Chile.  The Chilean economy has experienced an average annual growth rate of 4.1% between 2010 and 2014, and 1.7% in 2014. In the past, slower economic growth in Chile has slowed down the rate of consumption of our products and adversely affected our profitability.  Chile’s economic performance was affected in 2009 by the disruption in the global financial markets and in 2010 by an earthquake, and therefore the growth rate of the 2010-2014 period is not necessarily indicative of future performance.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. For example, the Santiago Stock Exchange, which is Chile’s principal stock exchange, had a market capitalization of approximately US$233.0  billion as of December 31, 2014, while The New York Stock Exchange (“NYSE”) had a market capitalization of approximately US$26.97  trillion and the NASDAQ National Market (“NASDAQ”) had a market capitalization of approximately US$7.53  trillion as of the same date. In addition, the Chilean securities markets can be materially affected by developments in other emerging markets, particularly other countries in Latin America.

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

As local demand for alcoholic and non-alcoholic beverages is usually correlated with economic conditions prevailing in the market, which in turn is dependent on the macroeconomic condition of the country, the financial condition and results of our operations in Argentina are, to a considerable extent, dependent upon political and economic conditions prevailing in Argentina. From 1999 through 2002, Argentina suffered a prolonged recession, which culminated in an economic crisis.  Currently we have been observing a slowdown and accordingly cannot assure you that economic conditions in Argentina will improve or that our business will not be materially affected if Argentine economic conditions were to deteriorate.

The Argentine peso is subject to volatility which could adversely affect our results.

A devaluation of the Argentine peso may adversely affect our operating results. In 2014 Argentina experienced a devaluation of the Argentine peso of 31.2% year on year, while in the first quarter of 2014 devaluation peaked in January by 23.1% year on year. We cannot assure you that the Argentine economy will recover or that it will not face a recession, or predict what effect such a recession would have on our operations in Argentina. In 2009, the Company first reported its financial statements under IFRS, using the Argentine peso as the functional currency for our Argentine subsidiaries. Those results are calculated in said currency and then translated into Chilean pesos for consolidation purposes.

Argentina’s legal regime and economy are susceptible to changes that could adversely affect our Argentine operations.

The measures taken by the Argentine government to address the country’s economic situation severely affected the Argentine financial system’s stability and have had a materially negative impact on its reputation, as well as on the Company’s business. Recently, Argentina has been increasing restrictions on foreign exchange transactions. If Argentina were to experience a new fiscal and economic crisis, the Argentine government could implement economic and political measures, which could adversely impact our business.

The unpredictability, timing and scope of possible measures adopted by the Argentine government, including higher taxes and exchange control measures, could adversely affect our operations in Argentina and our future results of operations.

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

RISKS RELATING TO OUR BUSINESS

Recent changes to Chilean tax rules may result in an increase in the prices of our products and a corresponding decline in sales volumes.

On October 1, 2014, new Chilean tax reforms became effective, bringing a series of changes to tax rates and tax schemes. There has been an increase in excise taxes for alcoholic and sugar-containing beverages in Chile. The new ad valorem excise taxes are as follows: Beer and Wine increased from 15.0% to 20.5%, Spirits increased from 27.0% to 31.5%, sugar containing nonalcoholic beverages containing more than 15 gr./240ml. of sugar  increased from 13.0% to 18.0% and non-sugar containing non-alcoholic beverages with 15 gr./240ml. or less of sugar decreased from 13.0% to 10.0%. Accordingly, we have made price adjustments to some of the affected categories.

Furthermore, the regarding tax reform introduces amendments, among others, to the Income tax system. The said Act provides that corporations will apply by default the "Partially Integrated System", unless a future Extraordinary Shareholders Meeting agrees to opt for the "Attributed Income Regime”. The Act provides for the "Partially Integrated System" a gradual increase in the First Category Income tax rate, going from 20% to 21% for the business year 2014, to 22.5% for the business year 2015, to 24% for the business year 2016, to 25.5% for the business year 2017 and to 27% starting 2018 business year.

Implementation of these or similar reforms in Chile might adversely affect our businesses and accordingly, we cannot assure you that we will be able to maintain our current levels of sales or cash flows.

Fluctuations in the cost of our raw materials may adversely impact our profitability if we are unable to pass those costs along to our customers.

We purchase malt, rice and hops for beer, sugar for soft drinks, grapes for wine and pisco and packaging material from local producers or in the international market.  The prices of those materials are subject to volatility caused by market conditions, and have experienced significant fluctuations over time and are determined by the global supply and demand for commodities as well as other factors, such as fluctuations in exchange rates, over which we have no control.

Although we historically have been able to implement price increases in response to increases in raw material costs, we cannot assure you that our ability to recover increases in the cost of raw materials will continue in the future.  In particular, where raw material price fluctuations do not keep pace with market conditions in the markets in which we operate, we may have limited capacity to raise prices to offset increases in costs. If we are unable to increase prices in response to increases in raw material costs, any future increases in raw material costs may reduce our margins and profitability if we are not able to offset such cost increases through efficiency improvements or other measures.

Competition in the Chilean beer market may erode our market share and lower our profitability.

Our largest competitor in the Chilean beer market by volume is Cervecería Chile S.A. (“Cervecería Chile”), a subsidiary of Anheuser-Busch InBev (“AB Inbev”). In the past, Cervecería Chile had engaged in aggressive pricing, through maintaining a consistent price gap, and several promotional activities. If Cervecería Chile were to amplify its aggressive price discounting practices in the future, we cannot assure you, that any such discounting or other competitive activities will not have a material adverse impact on our profitability or market share given the current environment.

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

Our beer brands in Chile may face increased competition from other alcoholic beverages such as wine and spirits, as well as from non-alcoholic beverages.

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

In March 2004, Compania de Bebidas das Américas (“AmBev”) and Interbrew announced an agreement to merge, creating the world’s largest brewer under the name InBev. Additionally, in January 2007, AmBev assumed control of Quilmes.  Inbev and Anheuser-Busch Companies, Inc. (“Anheuser-Busch”) merged in November 2008, creating AB Inbev, the world’s global beer leader. In Chile, Quilmes sells its beer through Cervecería Chile S.A. (“Cervecería Chile”), a subsidiary of ABInbev. In 2013, AB Inbev finalized the acquisition of Grupo Modelo.

Consolidation in the beer industry has resulted in larger and more competitive participants, which could change the current market conditions under which we operate.

Restrictions in the gas supply from Argentina have increased our energy costs, and higher oil prices have increased our distribution expenses.

Since 2005, the Argentine government has restricted gas exports to Chile due to domestic supply problems. This has increased the cost of operating our production plants in Chile and Argentina. Gas supplies are currently stable, reducing the risk of further cost increases. However, these restrictions have increased electrical power costs. Because our boilers can be operated with gas or with alternative fuels, such as diesel oil or butane gas, we do not anticipate the need for additional investments. The Chilean government is presently implementing a strategy to diversify the country’s energy supply. The construction in Quintero of the first plant to process imported LNG (liquefied natural gas), which started its operation in August 2009, brought relief to the gas supply.  However, we cannot assure you that the supply of energy or the cost thereof will not experience further fluctuations as a result of these policies.  Electric power costs in Chile have increased significantly in the last years mainly due to hydroelectric plants having lower water reservoir levels, which was exacerbated by the absence of new installed capacity at lower costs.  Furthermore, the rise in oil prices have led to increases in our distribution costs.  If these trends were to continue, the resulting increases in energy prices may reduce our margins if we are unable to improve efficiencies or increase our prices to offset them.

Changes in the labor market in the countries in which we operate may affect margins in our business.

In 2014, Chile’s unemployment rate was relatively low, which had a direct impact on our salary expense given the resulting competition for workers. In Argentina, given labor unions pressures related to country’s high level of inflation, we have also faced pressure with respect to our salary expenses.

On December 29, 2014 the executive branch of the Chilean government, led by President Michelle Bachelet, signed an extensive labor reform bill which was sent to the Chilean Congress for parliamentary proceedings and approval. In light of the executive branch of the Chilean government having majority support at both houses of the Chilean Congress, we expect that the proposed bill will be approved as drafted or under some amended form following debate of the bill in both houses.

Under the current draft the proposed bill contemplates several amendments to the existing labor framework in Chile, including, among other points:

•         collective bargaining coverage is expanded to certain employees who were prevented from exercising this right, such as apprentices, temporary workers and others.

•         unions are recognized as the only party entitled to exercise the right to collectively bargain on behalf of the workers.

•         benefits obtained by a union in the course of a negotiation are extended for the benefit of any worker joining that union after the negotiation has concluded. The extension of said benefits to employees would be contingent to the assent of each union.

•         collective bargaining agreements currently in effect would constitute a floor for the negotiation of new conditions of employment. The financial situation of the company or business as of the date of discussions for a new agreement would not have any bearing on ongoing negotiations.

•         the employer's right to replace those workers participating in a strike with current or new employees while the strike is taking place is curtailed and replaced with an obligation from unions to provide the personnel required to comply with “minimum services” through “emergency teams.”

•         matters that may be subject to collective bargaining agreements are expanded, allowing the negotiation of more flexible workdays, adaptable systems and others.

•         unions may annually request from large companies information regarding the remunerations and duties associated with each category of employees.

Approval and implementation of the proposed bill, which increases the collective bargaining power of labor unions, or similar reforms may have adverse effects on our overall employment and operating costs and may increase the likelihood of business disruptions on our various activities in Chile, which could negatively affect our financial results and our ability to grow our business.

We depend upon the renewal of certain license agreements to maintain our current operations.

Most of our license agreements include certain conditions that must be met during their term, as well as provisions for their renewal at their expiry date.  We cannot assure you that such conditions will be fulfilled, and therefore that the agreements will remain in place until their expiration or that they will be renewed, or that any of these contracts will not undergo early termination.  Termination of, or failure to renew our existing license agreements, could have an adverse impact on our operations.

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

Dependence on one supplier for some important raw materials.

In the case of cans, both in Chile and Argentina we purchase from a single supplier, Rexam, which has production plants in each country. However, cans may also be imported from other Rexam plants or from alternative suppliers in the region. We have long term contracts for malt in Chile and in Argentina. While we have alternatives in procuring our supplies, if we experience disruptions in our supply chain we may not be able to obtain replacement supplies at favorable pricing or advantageous terms, which may adversely affect our results. In the case of one way polyethylene terephthalate resins (“PET”), we purchase from several suppliers located in China, Mexico and the U.S. and in the past we have also bought from Argentina.

Water supply is essential to the development of our businesses.

Water is an essential component for beer, soft drinks, mineral and purified water. While we have adopted policies for the responsible and sustainable use of water, a failure in our water supply could negatively affect our sales and profitability.

The Chilean Congress is currently discussing a bill that establishes, among others, a new regime of temporary entitlements for water rights on future rights to be granted, while introducing a system of revocation for those not in use. The bill is subject to revision during the course of its discussion, and it is currently unclear what final form it will take if enacted.

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

Senators and congressmen from different political parties have submitted to the Chilean Congress proposed bills to restrict the consumption, sale and promotion of alcoholic beverages.  The principal modifications proposed in these bills are the incorporation of warnings on product labels of the possible dangers of excessive alcohol consumption on human health, similar to those required in the United States, restrictions on television and radio advertising and restrictions on advertising at sports, cultural or related events.

On March 15, 2012 Law N° 20,580 was enacted by the Chilean Congress. This law amended the limit for blood alcohol content while driving by reducing the limit from less than 0.5 gr/lt. to less than 0.3 gr/lt., which has already had an impact on the level of consumption of alcoholic beverages and consequently our business.

On September 16, 2014, an amendment to Law N°20,580 was enacted. This amendment further decreased the maximum permissible blood alcohol level when driving and toughened the penalties and punishments when driving under the influence of alcohol.

Also, subject to further health regulations, which have not yet been approved due to delays, new food labeling rules are expected to take effect. These new regulations, to be complied with by manufacturers, will gradually toughen rules and restrictions on the labeling, packaging information, and food advertising, among others.

 If further proposed bills are passed, or other regulations restricting the sale of non-alcoholic beverages or sweet snacks are enacted, this could affect consumption of our products and, as a consequence, negatively impact our business.

New environmental regulations, may negatively affect our profitability and reputation.

CCU’s operations are subject to environmental regulations at local, national and international levels. These regulations cover, among other things, emissions, noise, disposal of solid and liquid wastes, and other activities inherent to our industry.

CCU places special care and dedicates constant efforts to the compliance with environmental regulations. Modifications to the existing regulation might involve new costs and investments by the Company.

Our products are taxed with different duties, particularly with respect to excise taxes on the consumption of alcoholic and non-alcoholic beverages.

The Argentine ad valorem excise tax is 8.7% for beer, and the Chilean ad valorem excise tax is 20.5% for beer and wine, 31.5% for spirits, 18% for non-alcoholic beverages containing more than 15 gr./240ml. of sugar and 10% for non-alcoholic beverages containing 15 gr./240ml. or less of sugar. An increase in the rate of these or any other tax could negatively affect our sales and profitability.

Currency fluctuations may affect our profitability.

Because we purchase some of our supplies at prices set in U.S. dollars, and export wine in U.S. dollars, euros and pounds, we are exposed to foreign exchange risks that may adversely affect our financial condition and results of operations.  Therefore, any future changes in the value of the Chilean peso, or any other functional currencies in the geographies we operate, against said currencies would affect the revenues of our wine export business, as well as the cost of several of our raw materials, especially in the beer and soft drink businesses where raw materials are indexed to the U.S dollar price. The effect of the exchange rate variation on export revenues would have an inverse effect on the cost of raw materials expressed in Chilean peso terms.

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

On April 1, 2014, an 8.2 magnitude earthquake struck the northern part of Chile, but did not have a significant effect on our operations. During March 2015, large floods and mudflows affected several towns of the Antofagasta, Atacama and Coquimbo regions, but did not have a significant effect on our operations. A future earthquake, tsunami or other natural disaster, however, could have a significant effect on our business, results of operations and financial condition.

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

As of March 31, 2015, Inversiones y Rentas S.A. (“IRSA”) a Chilean closed corporation, directly and indirectly owned 60.0% of our shares of common stock.  Accordingly, IRSA has the power to control the election of most members of our board of directors and its interests may differ from those of the holders of our ADSs.  IRSA also has significant influence in determining the outcome of any corporate transaction submitted to our shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and going-private transactions. In addition, actions by IRSA with respect to the disposal of the shares of common stock that it owns, or the perception that such actions may occur, may adversely affect the trading prices of our ADSs or common stock.

Chilean economic policies, currency fluctuations, exchange controls and currency devaluations may adversely affect the price of our ADSs.

The Chilean government’s economic policies and any future changes in the value of the Chilean peso relative to the U.S. dollar could adversely affect the dollar value and the return on any investment in our ADSs.  The Chilean peso has been subject to large nominal devaluations and appreciations in the past and may be subject to significant fluctuations in the future.  For example, in the period from December 31, 2013 to December 31, 2014, the daily average value of the Chilean peso relative to the U.S. dollar increased by 15%  in nominal terms, whereas the year end value decreased by 16% based on the observed exchange rate for U.S. dollars on those dates. See “Item 3: Key Information – Selected Financial Data – Exchange Rates.”

While our ADSs trade in U.S. dollars, Chilean trading in the shares of our common stock underlying our ADSs is conducted in Chilean pesos. Cash distributions to be received by the depositary for the shares of our common stock underlying our ADSs will be denominated in Chilean pesos. The depositary will translate any Chilean pesos received by it to U.S. dollars at the then-prevailing exchange rate with the purpose of making dividend and other distribution payments on the ADSs. If the value of the Chilean peso declines relative to the U.S. dollar, the value of our ADSs and any distributions to holders of our ADSs received from the depositary may be adversely affected.  See “Item 8: Financial Information – Dividend Policy and Dividends.”

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

In accordance with Chilean laws and regulations, any shareholder that votes against certain corporate actions or does not attend the meeting at which certain corporate actions are approved and communicates to the corporation its dissent in writing within the time period established by law may exercise a withdrawal right, tender its shares to the company and receive cash compensation for its shares, provided that the shareholder exercises its rights within the prescribed time periods.  See “Item 10: Additional Information–Memorandum and Articles of Association–Rights, preferences and restrictions regarding shares.”  In our case, the actions triggering a right of withdrawal include the approval of:

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

•         curing certain formal defects in our charter which otherwise would render it null and void or any modification of our bylaws that grant this right; and

•         other cases provided for by statute or in our bylaws, if any.

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

ITEM 4: Information on the Company

A.   History and Development of the Company

Our current legal and commercial name is Compañía Cervecerías Unidas S.A. We were incorporated in the Republic of Chile in 1902 as an open stock corporation, following the merger of two existing breweries, one of which traces its origins back to 1850, when Mr. Joaquín Plagemann founded one of the first breweries in Chile in Valparaíso.  By 1916, we owned and operated the largest brewing facilities in Chile.  Our operations have also included the production and marketing of soft drinks since the beginning of the last century, the bottling and selling of mineral water products since 1960, the production and marketing of wine since 1994, the production and marketing of beer in Argentina since 1995, the production and marketing of pisco since 2003, the production and marketing of sweet snacks products since 2004 and the production and marketing of rum since 2007.

We are subject to a full range of governmental regulation and supervision generally applicable to companies engaged in business in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay.  These regulations include labor laws, social security laws, public health, consumer protection and environmental laws, securities laws, and antitrust laws.  In addition, regulations exist to ensure healthy and safe conditions in facilities for the production and distribution of beverages and sweet snacks products.

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

In 1986, IRSA, our current principal shareholder, acquired its controlling interest in us through purchases of common stock at an auction conducted by a receiver who had assumed control of us following the economic crisis in Chile in the early 80’s, which resulted in our inability to meet our obligations to our creditors.  IRSA, at that time, was a joint venture between Quiñenco S.A. (“Quiñenco”) and the Schörghuber Group from Germany through its wholly owned subsidiary Finance Holding International B.V. (“FHI”) of the Netherlands.

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

On April 17, 2003, the Schörghuber Group, at the time an indirect owner of 30.8% of our ownership interest, gave Quiñenco, also at the time an indirect owner of 30.8% of our ownership interest, formal notice of its intent to sell 100% of its interest in FHI to Heineken Americas B.V., a subsidiary of Heineken International B.V.  As a result of the sale, Quiñenco and Heineken Americas B.V., the latter through FHI, became the only two shareholders of IRSA, the owner of 61.6% of our equity at that time, each with a 50% interest in IRSA.  Heineken International B.V. and FHI subsequently formed Heineken Chile Ltda., to hold the latter’s 50% interest in IRSA.  Therefore, Quiñenco and Heineken Chile Ltda. are the only two current shareholders of IRSA, with a 50% equity each.  On December 30, 2003, FHI merged into Heineken Americas B.V., which together with Heineken International B.V. remained as the only shareholders of Heineken Chile Ltda. At present IRSA owns, directly and indirectly, 60.0% of our equity.

Prior to November 1994, we independently produced, bottled and distributed carbonated and non-carbonated soft drinks in Chile.  We have produced and sold soft drinks in Chile since 1902 and spirits since 2003.  In November 1994, we merged our soft drink and mineral water businesses with the one owned by BAESA (Buenos Aires Embotelladora S.A.) in Chile (PepsiCo’s bottler in Chile at that time) creating Embotelladoras Chilenas Unidas S.A. (“ECUSA”) for the production, bottling, distribution and marketing of soft drink and mineral water products in Chile. Through ECUSA, we began producing PepsiCo brands under license (currently Pepsi, Pepsi Light, Seven Up, Seven Up Light, Mirinda, Gatorade and Lipton Ice Tea).  We have had control of ECUSA since January 1998, when the shareholders agreement was amended, and have owned 99.94% of ECUSA’s shares since our November 29, 1999 purchase of 45% of ECUSA’s shares owned by BAESA for approximately CLP54,118 million.  In January 2001, ECUSA and Schweppes Holdings Ltd. signed an agreement to continue bottling Crush and Canada Dry brands.  See “– Production and Marketing – Chile Operating segment.”

In October 2013, CCU, together with its subsidiary Embotelladoras Chilenas Unidas S.A. (“ECUSA”), executed a series of contracts and agreements with PepsiCo Inc. and affiliates, that allowed them to expand their current relationship in the non-alcoholic beverages segment with specific focus on carbonated soft drinks, as well as extending its long term duration. The performance of ECUSA as PepsiCo Inc.’s bottler has been recognized by the latter on several occasions including the award granted to ECUSA last June in Bangkok as Bottler of the Year for the Latin America Region. In 2014, ECUSA received the distinction of “PepsiCo Global Bottler of the Year” from over 200 bottlers worldwide.

In January 2004, we entered the sweet snacks business by means of a joint venture between our subsidiary ECUSA and Industria Nacional de Alimentos S.A, a subsidiary of Quiñenco, with a 50% interest each in Calaf S.A. (which has been renamed Foods Compañía de Alimentos CCU S.A., or “Foods”), a corporation that acquired the trademarks, assets and know-how, among other things, of Calaf S.A.I.C. and Francisca Calaf S.A., traditional Chilean candy makers, renowned for more than a century. In August 2008, Foods bought 50% of Alimentos Nutrabien S.A., a company specializing in muffins and other high quality home-made products. The Nutrabien brand complements our sweet snacks portfolio which includes the Calaf and Natur brands, the latter acquired in 2007. Moreover, with this acquisition we expanded the sweet snacks business from the traditional candy category to the nutritional cereal bars, cookies and muffins categories.

In December 2006, we signed a joint venture agreement with Watt’s S.A. (“Watt’s”), a local food related company, under which, as of January 30, 2007, we participate in equal parts in Promarca S.A. (“Promarca”).  This new company owns, among others, the brands “Watt’s,” “Watt’s Ice Frut,” “Yogu Yogu” and “Shake a Shake” in Chile.  Promarca granted both of its shareholders ( New Ecusa S.A., a subsidiary of ECUSA, and Watt´s Dos S.A, a subsidiary of Watt´s S.A), for an indefinite period, the exclusive licenses for the production and sale of the different product categories.

In December 2007, we entered into an agreement with Nestlé Chile S.A. and Nestlé Waters Chile S.A., the latter of which acquired a 20% interest in our subsidiary Aguas CCU-Nestlé Chile S.A. (“Aguas CCU”), the company through which we develop our bottled water business in Chile.  As part of this new association, Aguas CCU introduced in 2008 the Nestlé Pure Life brand in Chile.  Nestlé Waters Chile S.A. had a call option to increase its ownership in Aguas CCU by an additional 29.9%, which expired on June 5, 2009. On June 4, 2009 ECUSA received a notification from Nestlé Waters Chile S.A. exercising its irrevocable option to buy 29.9% of Aguas CCU equity, within the scope of the association contract. The completion of the deal represented a profit before taxes for ECUSA of CLP24,439 million. On September 30, 2009 in extraordinary shareholders’ meetings, Aguas CCU and Nestlé Waters Chile S.A. approved the merger of Nestlé Waters Chile S.A. and Aguas CCU. The current shareholders of Aguas CCU are ECUSA (50.10%) and Nestlé Chile S.A. (49.90%).

In December 2012, the subsidiary Aguas CCU-Nestlé Chile S.A. completed an acquisition of 51% of the company Manantial S.A., an “HOD,” Home and Office Delivery, business of purified water in bottles with the use of dispensers. The partnership enabled Aguas CCU-Nestlé Chile S.A. to participate in a new business category, of which until today the company has had a very small presence.

In February 2003, we began the sale of a new product for our beverage portfolio, pisco, under the brand Ruta Norte.  Pisco is a grape spirit very popular in Chile that is produced in the northern part of the country.  Our pisco, at that time, was only produced in the Elqui Valley in Region IV of Chile and was sold throughout the country by our beer division sales force.  In March 2005, we entered into an association with the second-largest pisco producer at that time, Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. (“Control”).  This new joint venture was named Compañía Pisquera de Chile S.A. (“CPCh”), to which the companies contributed principally with assets, commercial brands and – in the case of Control – also some financial liabilities.  Currently we own 80% of CPCh and Control owns the remaining 20%. In May 2007, CPCh entered the rum market with our proprietary brand Sierra Morena and later, in 2008, added new rum brand extensions and introduced various pisco based cocktails. Since 2011, our international strategy has focused on exports to Argentina, the United States and Asia, including Russia. In December 2011, our subsidiary Compañía Pisquera de Chile S.A. (“CPCh”) signed a licence agreement for the commercialization and distribution in Chile of the pisco brand Bauzá. In addition, CPCh acquired 49% of the licensor company Compañía Pisquera Bauzá S.A., owner of the brand in Chile. Furthermore, during 2011 CPCh began the distribution of Pernod Ricard products in Chile.

In December 1995, we entered into a joint venture agreement pursuant to which Anheuser-Busch Incorporated acquired a 4.4% interest in CCU Argentina.  The agreement involved two different contracts: an investment and a licensing contract.  In 2008, the licensing contract was extended until 2025 and grants Compañía Cervecerías Unidas Argentina S.A. (“CCU Argentina”) the exclusive right to produce, package, market, sell and distribute Budweiser beer in Argentina.  After subsequent capital increases, the last one in June 2008, Anheuser-Busch Incorporated reduced its interest in CCU Argentina to 4.04% and we increased our participation to 95.96%. In December 2010, our subsidiary Inversiones Invex CCU Ltda. acquired a 4.04% equity stake in CCU Argentina from Anheuser-Busch Investment, S.L. After the acquisition, CCU, through its subsidiary Inversiones Invex CCU Ltda., became the sole equity holder of CCU Argentina.  This transaction had no effect on the Budweiser brand production and distribution contract which expires in 2025 (in 2015 for the distribution of the brand in Chile).Currently, CCU´s subsidiaries Inversiones Invex CCU Ltda. and Inversiones Invex CCU Dos Ltda. own 95% and 5%, respectively, of CCU Argentina´s share capital.

Through CCU Argentina, we began our expansion into Argentina by acquiring an interest in two Argentine breweries: 62.7% of the outstanding shares of Compañía Industrial Cervecera S.A. (“CICSA”), were acquired during January and February 1995 and 98.8% of the outstanding shares of Cervecería Santa Fe S.A. (“CSF”), were acquired in September 1995.  In 1997, CCU Argentina increased its interest in CICSA to 97.2% and in CSF to 99.9% through the purchase of non-controlling interests.  In January 1998, we decided to merge these two breweries into one company operating under the name of CICSA.  Following the merger, CCU Argentina’s interest in CICSA was 99.2%.  In April 1998, CCU Argentina completed the purchase of the brands and assets of Cervecería Córdoba S.A. for US$8 million.  After the resolution of certain labor issues, we began the production of the Córdoba brand at our Santa Fe plant from the middle of 1998. In April 2008, we bought the Argentine brewer Inversora Cervecera S.A. (“ICSA”) after receiving the approval of the Argentine antitrust authorities.  CICSA paid an aggregate amount of US$88 million to acquire ICSA. ICSA owns, among other assets, the Bieckert, Palermo and Imperial beer brands, which together represented approximately 5.8% of the Argentine beer market, and a brewery in Luján, Buenos Aires, with a nominal production capacity of 270 million liters per year. On December 27, 2010, CICSA acquired equity interests in Saénz Briones S.A. and Sidra La Victoria S.A. Through this transaction, CICSA became the controlling shareholder of these companies. These companies own the assets used in the production, packaging and marketing of cider and other spirits businesses in Argentina, which are marketed through several brands, including Sidra Real and Sidra La Victoria. In 2011, we started to export Schneider beer to Paraguay. In 2012 we signed an agreement by virtue of which we have the exclusive right to produce Heineken beer in Argentina and distribute it in Paraguay. Together, both brands represented 0.8% of the total beer sales volume of CCU Argentina in 2013. Exports to Paraguay represented 46.2% of CCU Argentina’s total exports in 2013. As of June 6, 2014, CICSA reached agreements with Cervecería Modelo S. de R.L. de CV. and Anheuser-Busch LLC, for the termination of the contract which allows CICSA to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina, and the license for the production and distribution of Budweiser beer in Uruguay. CICSA received compensation in respect of these agreements in the amount of ARS 277.2 million, equivalent to US$34.2 million.

In September 2012, CCU acquired 100% of the shares of the Uruguayan companies Marzurel S.A., Milotur S.A. and Coralina S.A. and, indirectly, of Andrimar S.A., a wholly-owned subsidiary of Milotur S.A. These companies own the assets of a business developed in Uruguay that engages in the production and marketing of bottled mineral waters under the Nativa brand, and carbonated soft drinks under the Nix brand. This acquisition is in line with the Company’s strategic plan, which seeks to expand its activities into new markets. Milotur, our afilliate in Uruguay, also commercializes Schneider and Heineken beer brands, the latter due to an amendment to the trademark license agreement in force with Heineken Brouwerijen BV.

In December 2013, CCU S.A. acquired 50.005% of Bebidas del Paraguay S.A. and 49.96% of Distribuidora del Paraguay S.A., entering the Paraguayan market with the production, marketing and distribution of alcoholic and non-alcoholic beverages under various brands, both proprietary and licensed.

In 1994 we purchased 48.4% of the equity of the Chilean wine producer Viña San Pedro S.A. (“VSP”, today, “VSPT” as described below) for approximately CLP17,470 million.  During the first half of 1995, VSPT’s capital was increased by approximately CLP14,599 million, of which we contributed approximately CLP7,953 million.  From August through October 1997, VSPT’s capital was increased again by approximately CLP11,872 million, of which we contributed approximately CLP6,617 million, plus approximately CLP191 million in additional shares bought during October 1997 in the local stock market.  Furthermore, in October 1998 and during 1999, we purchased additional shares in VSPT through the local stock exchanges for an amount of approximately CLP5,526 million.  From March through June 1999, VSPT’s capital was increased by approximately CLP17,464 million, of which we contributed approximately CLP10,797 million. During 2000, VSPT, through its subsidiary Finca La Celia S.A. (“FLC”), acquired the winery Finca La Celia in Mendoza, Argentina, initiating its international expansion, allowing VSPT to include fine quality Argentine wines into its export product portfolio. In December 2001, Viña Santa Helena (“VSH”) created its own commercial and productive winemaking operation, distinct from its parent, VSPT, under the Viña Santa Helena label in the Colchagua Valley. Between November 2000 and March 2001, VSPT’s capital was increased by approximately CLP22,279 million, of which we contributed approximately CLP13,402 million. In August 2003, VSPT formed Viña Tabalí S.A., a joint venture in equal parts with Sociedad Agrícola y Ganadera Río Negro Ltda., for the production of premium wines.  This winery is located in the Limarí Valley, Chile’s northernmost winemaking region, which is noted for the production of outstanding wines. In October 2004, VSPT acquired the well-known Manquehuito Pop Wine brand, a sparkling fruit-flavored wine with low alcohol content, broadening its range of products. At VSPT’s extraordinary shareholders meeting held on July 7, 2005, the shareholders voted to increase the number of board members from 7 to 9 and approved a capital increase that was to be partially used for stock option programs. During October and November 2005, VSPT’s capital was increased by approximately CLP346 million. We did not participate in this capital increase.

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

Between April and June 2007, VSPT’s capital was increased by approximately CLP13,692 million, of which we contributed approximately CLP5,311 million.  On November 2008, CCU and its affiliate VSP entered into a Merger Agreement with Compañía Chilena de Fósforos and its subsidiaries Terciados y Elaboración de Maderas S.A. and Viña Tarapacá S.A. (“VT”), in order to merge VT into VSP. Under the terms of the Merger Agreement, and prior to its execution, CCU had to acquire 25% of VT’s equity.  On December 3, 2008, the extraordinary shareholders’ meetings of VSP and VT approved the merger of both companies. Once all the legal requirements were fulfilled, the merger by absorption of VT by VSP was completed on December 9, 2008, with an effective date for accounting purposes of October 1, 2008.  The merged company was named “Viña San Pedro Tarapacá S.A.” (VSPT), which began consolidating its financial statements with ours starting on October 1, 2008, with operations commencing on December 9, 2008. VSPT’s capital was increased, as a consequence of the merger, by issuing 15,987,878,653 shares to be exchanged for the total number of shares issued by Viña Tarapacá at a ratio of 1,480.30828 new VSPT shares per each share of the absorbed company.

In August 2011, the board of directors of VSPT agreed to spin-off Viña Valles de Chile S.A. (VDC), a corporation owned, in equal parts, by VSPT and Agrícola y Ganadero Río Negro Limitada (ARN). VDC had two major vineyards: Viña Tabalí and Viña Leyda.  According to such agreement, VSPT would remain the 100% owner of Viña Leyda (whose net assets would remain within VDC) and ARN would remain the 100% owner of Viña Tabalí (whose net assets would be assigned to the spun off company). This transaction concluded on December 29, 2011, through a stock swap contract, whereby VDC became a subsidiary of VSPT that is, directly and indirectly, 100% owned by VSPT. Furthermore, in 2013, CCU, through its subsidiary CCU Inversiones S.A., increased its stake in VSPT to 64.72% by acquiring an additional stake of the outstanding shares of VSPT. As of December 2014, our total ownership interest in VSPT was 64.72%. VSPT is formed by the wineries San Pedro, Tarapacá, Santa Helena, Misiones de Rengo, Altaïr, Viña Mar, Casa Rivas, FLC, Bodega Tamarí, and Viña Valles de Chile (Viña Leyda). These are all important and renowned cellars in Chile and Argentina, each with its own distinctive brands. Since the merger, VSPT has become the second-largest Chilean wine exporter and one of the leaders in the domestic market. Furthermore, VSPT’s Viña San Pedro Tarapacá winery was awarded the “Winery of the Year 2014” distinction by Wines of Chile.

On April 3, 2013, Andronico Luksic assumed the role of Chairman of the Board, after his brother, Guillermo Luksic passed away.

On June 18, 2013 the extraordinary shareholders’ meeting approved the issuance of 51,000,000 of ordinary shares which were registered in the Securities Registry of the Superintendency of Securities and Insurance under N°980 dated July 23, 2013. On November 8, 2013 CCU successfully concluded this capital increase, the total number of shares issued pursuant to the capital increase having been subscribed and paid, raising a total amount of CLP331,718,929,410. This capital increase, representing our third ADR offering in the international markets, was made in order to continue our expansion plan, which includes organic and inorganic growth in Chile and the surrounding region.

In September 2013, CCU developed its “Strategic Plan 2014-2016,” which aims to move decisively towards building a regional company, focusing on multi-category beers and soft drinks. In December 2013, twelve CCU managers retired early and were replaced by executives currently working in CCU, all of which was effective as of January 31, 2014. At the same time, by the end of 2013, CCU entered the Paraguayan market with the production, marketing and distribution of alcoholic and non-alcoholic beverages under various brands, both owned through licenses and imported.

In May 2014, CCU entered into a partnership through which participates in the business of Bebidas Bolivianas  BBO S.A. (“BBO”), which involves the production, marketing and multi-category sales of alcoholic beverages and soft drinks in Bolivia. CCU's initial stake in BBO is 34%, which was obtained by a capital injection, and which contemplates the right of CCU to acquire additional interests that would enable it to own 51% of the shares of BBO in a second stage. This transaction also includes contracts that will allow BBO to operate CCU’s brands in Bolivia. The Company has recorded this investment as joint venture and associates.

In November 2014, CCU, directly and through its subsidiary CCU Inversiones II Ltda., signed a series of contracts and agreements with the Colombian entity Postobón S.A. (“Postobón”), by which we have agreed to initiate a joint venture for the manufacturing, commercialization and distribution of beer and malt based non-alcoholic beverages in Colombia. The joint venture is established through a company named Central Cervecera de Colombia S.A.S (“Central Cervecera”)., in which CCU and Postobón participate in as equal shareholders. This transaction included  the following contracts and agreements: an Investment Framework Agreement; a Shareholders Agreement; a long-term logistics and distribution contract and a sales contract governing services to be provided by Postobón to the Central Cervecera de Colombia S.A.S.; a trademark license agreements granted to Central Cervecera  by CCU and Postobon ; a shared services agreement governing services to be provided by Postobón to Central Cervecera de Colombia S.A.S; and an exclusive license granted by Heineken to Central Cervecera de Colombia S.A.S an exclusive contract for the import, production and distribution of Heineken products in Colombia. Central Cervecera de Colombia will be accounted for as a Joint venture and associates.

CAPITAL EXPENDITURES

The capital expenditure figures for the last three years shown below reconcile to the Cash Flow statement as shown in the Consolidated Statements of Cash Flows.

Our capital expenditures for the last three years were CLP 117,645 million, CLP 124,559 million and CLP 230,080 million, respectively totaling CLP 472,283  million of which CLP 209,070  million was invested in the Chile Operating segment, CLP 90,204  million in the Rio de la Plata Operating segment, CLP 26,664  million in the Wine Operating segment and CLP 146,346  million in the Others Operating segment.

In recent years, our capital expenditures were made primarily for the expansion of our production capacities and bottling, improving the distribution chain, additional returnable bottles and boxes, marketing assets (mainly refrigerators), environmental improvements and the integration of new operations, among others.

During 2012, 45% of our capital expenditure was on our Chile Operating segment. These investments were required to support the increased sales volume of our categories experienced in 2011, with investments related to increasing bottling capacity, new packaging, and marketing assets. We also needed to invest in building new warehouses and stores throughout Chile in order to optimize the distribution of our products.

During 2013 we invested 57% of our capital expenditures in our Chile Operating segment. These investments were required to support the increased sales volume experienced during 2012 and 2013. 22% of our capital expenditures were directed to increasing bottling capacity, new packaging, and marketing assets. It was also necessary to invest in the construction of new warehouses and stores throughout Chile in order to optimize the distribution of our products.

During 2014, 37% of our capital expenditure was on our Chile Operating segment. These investments were required to increase marketing assets, bottling capacity and new packaging, mostly in our soft drink and beer categories. Furthermore, we acquired an industrial site in the Santiago metropolitan area for future capacity expansions (shown under Others).

Our major capital expenditures for the period 2012-2014 are shown in the following table. See “Item 5: Operating and Financial Review and Prospects –Liquidity and Capital Resources – Capital Expenditures Commitments” for the 2015-2018 period.

Operating segment		2012	2013	2014
		(CLP Millions)

Chile		52,723	70,441	85,905
	As a percentage of Total	44.8%	56.6%	37.3%
	Machinery and equipment	26,269	48,631	50,730
	Packaging	14,748	12,611	15,987
	Marketing assets	7,574	8,317	11,253
	Software and hardware	40	49	256
	Others	4,093	833	7,679

Rio de la Plata		26,945	29,779	33,481
	As a percentage of Total	22.9%	23.9%	14.6%
	Machinery and equipment	16,224	14,632	11,476
	Packaging	7,720	11,438	14,070
	Marketing assets	2,748	2,617	6,122
	Software and hardware	67	441	512
	Others	185	650	1,301

Wine		9,138	4,840	12,686
	As a percentage of Total	7.8%	3.9%	5.5%
	Machinery and equipment	6,461	1,735	4,139
	Packaging	1,127	1,360	1,483
	Marketing assets	20	15	36
	Software and hardware	24	63	114
	Others	1,505	1,668	6,914

Others		28,839	19,498	98,008
	As a percentage of Total	24.5%	15.7%	42.6%

Total		117,645	124,559	230,080

Business Overvie

Summary

CCU is a diversified beverage company operating principally in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is the largest Chilean brewer, the second-largest Chilean soft drinks producer and the largest Chilean water and nectar producer, the second-largest Argentine brewer, the second-largest Chilean wine producer and the largest pisco distributor. It also participates in the HOD, rum and confectionery industries in Chile, in the beer, water and soft drinks industries in Uruguay, and in the soft drinks, water and nectar industries and beer distribution in Paraguay and Bolivia. The Company has licensing and / or distribution agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard, Compañía Pisquera Bauzá S.A. and Coors Brewing Company.

As mentioned in press releases during 2013, CCU determined that starting in 2014 it will report its consolidated results pursuant to the following Operating segments, essentially defined with respect to its revenues in the geographic areas of commercial activity: Chile, Río de la Plata and Wine. Corporate revenues and expenses are presented separately within the Other segment. These Operating segments mentioned are consistent with the way the Company is managed and how results will be reported by CCU. These segments reflect separate operating results which are regularly reviewed by each segment Chief Operating Decision Maker in order to make decisions about the resources to be allocated to the segment and assess its performance.

We evaluate the performance of the segments based on several indicators, including OR (Operating Result), ORBDA (Operating Result Before Depreciation and Amortization), ORBDA margin (% of ORBDA of total revenues for the segment), volumes and sales revenues. Sales between segments are conducted using terms and conditions at current market rates.

Overview.

Chile Operating segment

We estimate that our weighted volume market share for the Chile Operating segment was approximately 37.8%, 39.6% and 40.8% in 2012, 2013 and 2014 respectively. Weighted volume market share includes all categories in which CCU participates excluding wines and HOD, according to Nielsen figures.

We carry a wide portfolio of products which includes premium, mainstream and convenience brands of alcoholic and non-alcoholic beer, which are primarily marketed under ten different proprietary brands and five licensed brands, with Cristal as our flagship brand in Chile. In addition, we are the exclusive producer and distributor of Heineken beer; the exclusive distributor of imported Sol beer and Budweiser beer (until December 2015) and we distribute and produce Kunstmann and Austral beer in Chile via distribution or license agreements. With our four production plants in Santiago, Temuco, Valdivia (Kunstmann) and Punta Arenas (Austral), we are the only brewery in Chile with a nationwide production and distribution network.

We also produce and sell non-alcoholic beverages in Chile, which includes carbonated soft drinks (both cola and non-cola), nectars and juices, sports and energy drinks, ice tea and waters (including mineral, purified bottled water and home and office delivery or “HOD”) with proprietary and licensed brands across our categories. Our line of soft drink products includes proprietary brands, in addition to brands produced under license from PepsiCo (for soft drinks, functional drinks and iced teas), Schweppes Holdings (for soft drinks) and Promarca (nectars and fruit beverages), which are produced in three production plants: Santiago, Temuco and Antofagasta. We have been in the bottled mineral water business since 1960, under our two proprietary brand names, Cachantun and Porvenir, which are bottled and distributed nationally from our two natural sources located within the central region of Chile (Casablanca and Coinco). We also produce and distribute purified waters under license from Nestlé,and distribute the imported brand Perrier.

In 2003, we added a new product to our beverage portfolio: pisco, which is produced by our subsidiary Pisconor S.A. who entered into an association agreement in 2005 with the second-largest pisco producer in Chile, Control, creating a new subsidiary, CPCh. In May 2007, CPCh entered the rum category through our proprietary brand “Sierra Morena.” In June 2010 CPCh purchased Fehrenberg, a small, but well-recognized spirits brand produced in Chile.  In July 2011 CPCh began the distribution of Pernod Ricard products (Chivas Regal, Ballantine’s, Havana Club, Beefeater and Absolut among others) through the traditional channel, which excludes supermarkets with centralized distribution. Furthermore, during December 2011, CPCh acquired 49% of Compañía Pisquera Bauzá S.A., and signed a license agreement for the commercialization and distribution of the Bauzá brand of pisco in Chile. We operate five productive plants and own 80% of CPCh, while the remaining 20% is owned by Control.

Wholesale and retail prices of all the previously mentioned categories are not regulated in Chile. Wholesale prices are subject to negotiation between the producer and the purchaser; while retailers determine retail prices to the final consumer. We believe that the key factors determining retailers’ prices include: national and/or local price promotions offered by the manufacturer, the nature of product consumption (on-premises or take-out), the type of packaging (returnable or non-returnable), the applicable tax structure and the desired profit margins considering all related costs and expenditures such as sales, distribution, marketing, G&A and production.

Rio de la Plata Operating segment

We estimate that our weighted volume market share for the Río de la Plata Operating segment was approximately 15.9%, 17.2% and 17.3% in 2012, 2013 and 2014, respectively, including Beer and ciders in Argentina according to Nielsen, and CSD and Mineral water in Uruguay according to IDRetail.

We entered the Argentine beer market in 1995 by acquiring two breweries and their brands, CICSA and CSF. Under a joint venture agreement entered into with Anheuser-Busch in 1995, we began importing, selling and distributing Budweiser beer in Argentina in March 1996. We began production and distribution of locally produced Budweiser beer in Argentina in December 1996. Additionally, in 1998, we bought the brands and assets of Cervecería Córdoba S.A. In April 2008, we bought ICSA and as a result added to our portfolio the brands Palermo, Bieckert and Imperial. In Argentina, we are the exclusive producer and distributor of Heineken, Amstel and Sol beers and the exclusive distributor in Argentina of import Kunstmann and Guinness beer brands. Additionally, we export beer under the Schneider, Heineken and Budweiser brands. We have beer operations located in Salta, Santa Fe and Luján.

In December 2010, CICSA, our subsidiary in Argentina, acquired control of Sáenz Briones y Cía. S.A.I.C and Sidra La Victoria S.A., entering the cider and spirits businesses in that country. These two operations are the largest in a very fragmented market and own traditional, well-recognized brands, with operating plants in Neuquén (Allen), Mendoza (Chacras de Coria), and Buenos Aires (Pilar and Ciudadela). The most important cider and spirits brands are Real, La Victoria, Saenz Briones 1888 and in spirits, El Abuelo. We also produce and distribute the cider brand Apple Storm.

In September 2012, CCU acquired 100% of the shares of the Uruguayan companies Marzurel S.A., Milotur S.A., and Coralina S.A., and indirectly Andrimar S.A., a wholly-owned subsidiary of Milotur S.A. These companies own the assets of a business developed in Uruguay engaged in the production and marketing of bottled mineral and flavored waters under the Nativa brand, and carbonated soft drinks under the Nix brand. We also distribute Heineken, Schneider and Kunstmann imported beers.

By the end of 2013, CCU acquired 50.005% of Bebidas del Paraguay S.A. and 49.96% of Distribuidora del Paraguay S.A. and entered the Paraguayan market with the production, marketing and distribution of alcoholic and non-alcoholic beverages under various brands, both proprietary and under license. Bebidas del Paraguay S.A. is the owner of the brands Pulp for carbonated soft drinks, Puro Sol for juices and La Fuente for waters, and has been granted the license to produce and distribute nectars under the Watt’s brand. Additionally, Bebidas del Paraguay S.A. has the license to distribute beer under the Heineken, Coors, Paulaner, Schneider and Kunstmann brands.

On June 6, 2014, CICSA reached agreements with Cervecería Modelo S. de R.L. de CV. and Anheuser-Busch LLC, for the termination of the contract which allows CICSA to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina, and the license for the production and distribution of Budweiser beer in Uruguay.

Wine Operating segment

Viña San Pedro Tarapacá S.A. (VSPT) produces and markets a full range of wine products for the domestic and mainly the export market, reaching over 80 countries. The weighted average volume market share was 17.3%, 17.6% and 18.5% in 2012, 2013 and 2014, respectively. In 2014 VSPT’s sales amounted to approximately 28.8% of total measured domestic industry sales by volume in Chile, according to Nielsen, and 13.6% of total Chilean wine export sales by volume, when excluding bulk wine, according to Wines of Chile Association. VSPT’s main vineyards are located in all principal viticulture Chilean valleys, including productive plants in the cities of Lontué, Molina, San Fernando, Isla de Maipo and Casablanca, and also in Mendoza, Argentina.

We believe that having entered into the Chilean wine business provided us with the opportunity to further leverage our nationwide distribution system through the expansion of our beverage portfolio.  We also believe that the development of our domestic wine business helps to reduce the seasonality of our sales, as wine sales in Chile tend to be stronger during winter months when beer and soft drinks consumption decline.

Others

CCU participates in the sweet snacks business through Foods Compañía de Alimentos CCU S.A. (“Foods”) which produces candies, cookies, cereals and baked products under the Calaf, Natur and Nutrabien brands; CCU also has a strategic alliance with Fini. Foods has three production centers: Santiago, Talagante and Talca.

Comercial CCU S.A. is responsible for the sale of all of the Company’s products through a unique sales force in those areas where this synergic sales model is more efficient.

Additionally, product distribution is handled by our subsidiary Transportes CCU Ltda. (“TCCU”). To the south of Coyhaique, sales and distribution are performed by Comercial Patagona S.A. In Argentina, Uruguay and Paraguay these operations are carried out by our own sales force as well as distributors.

PLASCO, a subsidiary of CCU, produces nearly all of the returnable and non-returnable plastic bottles used by the Chile operating segment.

Inorganic Growth

In May 2014, CCU entered the bolivian market through a partnership with Bebidas Bolivianas BBO S.A., which is engaged in the production, marketing and multi-category sales of alcoholic beverages and non-alcoholic beverages in Bolivia. Specifically, it produces soft drinks and beer in 3 plants located in the cities of Santa Cruz de la Sierra and Nuestra Señora de La Paz.

In November 2014, CCU entered into a series of contracts and agreements with the Colombian entity Postobon S.A. by which the parties agreed to initiate a joint agreement for the manufacturing, commercialization and distribution of beer and malt based non-alcoholic beverages in Colombia. Heineken has granted Central Cervecera de Colombia an exclusive contract for the import, production and distribution of Heineken products in Colombia.

The Beverage Market

Chile Operating segment

We estimate that annual beer consumption in Chile was 730 million liters in 2014 or approximately 41 liters per capita. The following table shows our estimates for total and per capita consumption levels for beer in Chile for the years 2010 - 2014:

Year	Total Sales Volume (1)	Per Capita
	(in millions of liters)	(liters)
2010	633	37
2011	667	39
2012	681	39
2013	723	41
2014	730	41
(1) Source: Canadean, Global Beverage Forecast of February 2015. Figures have been rounded

The four major Chilean beer manufacturers are us, Cervecería Chile, Cervecería Kunstmann and Cervecería Austral, whose principal brands of beer in Chile are Cristal, Becker, Kunstmann and Austral, respectively.  In November 2000, we acquired a 50% stake in Cervecería Austral, located in the city of Punta Arenas. In October 2001, Cervecería Austral entered into a license agreement with our subsidiary Cervecera CCU Chile Ltda. (“CCU Chile”) to produce and sell our brand Cristal, as well as any other brand owned by or licensed to CCU Chile in the southern part of Chile.  During 2003, Cervecería Austral began the production and sale of our brands Cristal, Escudo and Dorada. In May 2002, we acquired a 50% ownership interest in Compañía Cervecera Kunstmann S.A., a microbrewery located in the southern city of Valdivia, with an annual production capacity of 3 million liters at that time.  Since June 2003, our beer division began selling Kunstmann nationwide.  In November 2006, we acquired additional shares of Kunstmann that allowed us to consolidate this subsidiary into our financial statements since that month.

The non-alcoholic beverages market in Chile consists of both carbonated and non-carbonated beverages. The principal types of carbonated beverages are colas and non-colas. The principal non-carbonated beverages are fruit nectars and fruit based soft drinks. The table below sets forth our estimates of total and per capita consumption of non-alcoholic beverage in Chile during each of the last five years:

	Non-Alcoholic Beverage Sales
	Total Sales Volume (1)			liters Per Capita (1)
	(in millions of liters)
Year	Carbonated Soft Drinks	Nectar & Juices	Waters(2)	Carbonated Soft Drinks	Nectar & Juices	Waters(2)

2010	2,220	312	342	129	18	20
2011	2,285	358	371	132	21	21
2012	2,376	426	416	136	24	24
2013	2,411	469	464	137	27	26
2014	2,321	486	499	131	27	28
(1) Source: Canadean, Global Beverage Forecast of February 2015.
(2) Includes HOD.

The following table sets forth Nielsen estimates as to the percentage of total carbonated soft drinks sales in Chile, represented by each of the two principal categories of carbonated soft drinks during the last three years:

Type	2012	2013	2014

Colas	58%	55%	55%
Non-colas	42%	45%	45%
Total	100%	100%	100%

The bottled water market in Chile is comprised of both carbonated and non-carbonated mineral water, and purified water.  As with the soft drink market, approximately 94.5% of all mineral water in Chile is processed and marketed by two entities, us and Vital Aguas S.A., a subsidiary of the two licensed companies of TCCC in Chile. Our mineral water products have been produced by ECUSA since November 1994.

Traditionally, beer, wine and pisco have been the principal alcoholic beverages consumed in Chile. Pisco, is a distilled wine spirit, produced exclusively in the III and IV Regions of Chile. We estimate that annual pisco consumption in Chile was  38.9 million liters, or approximately 2.2 liters per capita in 2014. Rum is the second most popular spirit in Chile, we estimate that annual rum consumption in Chile was 14.4 million in 2014.

The table below sets forth our estimates of Spirits consumption in Chile during each of the last five years:

Year	Total Spirits Sales Volume (1)	Spirits per Capita
	(in millions of liters)	(liters)
2010	76.8	4.5
2011	87.5	5.1
2012	93.7	5.4
2013	96.8	5.5
2014	99.5	5.6
(1) Source: Canadean, Global Beverage Forecast of February 2015.

On October 1, 2014, new Chilean Tax reforms became effective, bringing a series of changes to tax rates and tax schemes. There has been an increase in excise taxes for alcoholic and sugar containing beverages in Chile. The new excise taxes are as shown in the following table:

Category	Previous Tax	Current Tax
Beer	15.0%	20.5%
Wine	15.0%	20.5%
Spirits	27.0%	31.5%
Sugar containing Softdrink(1)	13.0%	18.0%
No sugar containing Softdrink(2)	13.0%	10.0%
Flavored Water	13.0%	10.0%
(1) More than 15 gr./240ml of sugar
(2) With 15 gr./240ml. or less of sugar

Rio de la Plata Operating segment

The Argentine beer market is estimated by us to be almost 2.5 times the size of Chile’s.  Traditionally, beer and wine have been the principal alcoholic beverages consumed in the country. We estimate that annual beer consumption in Argentina was 1,798 million liters in 2014 or approximately 43 liters per capita, reflecting a 2.5% industry decrease for 2014.

The table below sets forth our estimates of beer consumption in Argentina during each of the last five years:

	Argentina
	Total Sales Volume				liters Per Capita
	(in millions of liters)				(Liters)
Year	Beer	Functional Drinks	Spirits	Cider	Beer	Functional Drinks	Spirits	Cider
2010	1,803	79	115	81	45	2.0	2.8	2.0
2011	1,871	89	124	85	46	2.2	3.0	2.1
2012	1,870	98	128	94	46	2.4	3.1	2.3
2013	1,844	107	129	97	44	2.6	3.1	2.3
2014	1,798	107	130	94	43	2.6	3.1	2.3
Source: Canadean, Global Beverage Forecast of February 2015.

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

The integration of the operations of Paraguay and Uruguay are progressing in line with plans, and we are expanding our portfolio of categories of soft drinks and beer. As of 2014, we participate in the production and marketing of bottled mineral and flavored waters, carbonated soft drinks, nectars and juices; and in the distribution of beer. The tables below set forth our estimates of beer and non-alcoholic categories consumption in Uruguay and Paraguay:

	Uruguay
	Total Sales Volume (1)				liters Per Capita (1)
	(in millions of liters)				(liters)
Year	Beer	CSD	Nectar & Juices	Water(1)	Beer	CSD	Nectar & Juices	Water(1)
2010	93	367	29	198	28	109	9	59
2011	101	389	38	219	30	115	11	65
2012	100	392	47	240	29	116	14	71
2013	99	404	52	273	29	119	15	80
2014	99	409	54	283	29	120	16	83
Source: Canadean, Global Beverage Forecast of February 2015.
(1) Includes HOD.

	Paraguay
	Total Sales Volume (1)				liters Per Capita (1)
	(in millions of liters)				(liters)
Year	Beer	CSD	Nectar & Juices	Water(1)	Beer	CSD	Nectar & Juices	Water(1)
2010	274	523	30	175	42	81	5	27
2011	283	534	54	186	43	81	8	28
2012	280	571	62	210	42	85	9	31
2013	277	555	60	224	41	82	9	33
2014	280	555	62	245	41	80	9	35
Source: Canadean, Global Beverage Forecast of February 2015.
(1) Includes HOD.

Wine Operating segment

We estimate wine consumption in Chile was to approximately 13 liters per capita in 2014.  Given that the Chilean wine industry is fragmented, no single wine producer accounts for the majority of production and/or sales. The leading wineries include, other than VSPT, Viña Concha y Toro S.A. (“Concha y Toro”), Viña Santa Rita S.A. (“Santa Rita”) and Bodegas y Viñedos Santa Carolina S.A. (“Santa Carolina”).  In addition, there are numerous medium-sized wineries, including Viña Undurraga S.A. (“Undurraga”), Cousiño Macul S.A. (“Cousiño Macul”)and Viña Montes. Chile’s formal wine market includes all wineries, that sell wine products that comply with industry and tax regulations. VSPT is a member of the formal wine market, as are most other principal wineries in Chile. The informal wine market is composed of many small wine producers. The Agricultural and Livestock Service (Servicio Agrícola Ganadero, or “SAG”) is the entity in charge of wine industry regulation and principally oversees inventory records and product quality.  We estimate that the formal market wineries sold approximately 225 million liters of wine during 2014.

The following chart shows our estimates for the formal wine market and per capita consumption levels for wine in Chile for the last five years:

Year	Total Volume (1)	Per Capita
	(in millions of liters)	(liters)
2010	237	14
2011	232	13
2012	226	13
2013	227	13
2014	225	13
(1) Source: Canadean, Global Beverage Forecast of February 2015.

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

Production and Marketing.

Chile Operating segment

The production, marketing and sales of beverages in Chile generated Net sales of CLP 676,529 million, CLP 765,196 million, and CLP 830,341 million, or 62.8%, 63.9% and 64.0% of our total Net sales, in 2012, 2013 and 2014, respectively.  Our sales by volume in Chile increased 4.1% in 2014.

Under each license agreement, we have the exclusive right to produce, sell and distribute the respective licensed products in Chile.  Generally, under our license agreements, we are required to maintain certain standards of quality with respect to the production of licensed products, to achieve certain levels of marketing and, in certain cases, to fulfill minimum sales requirements.  We believe that we are in compliance with the quality of all of our license agreements.

On April 28, 2003, through our subsidiaries CCU Chile and CCU Argentina, we and Heineken Brouwerijen B.V.signed license and technical assistance agreements providing us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina commencing June 18, 2003. On October 12, 2011, we signed with Heineken International B.V. the Amended and Restated versions of the Trademark License Agreements, which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina, as of January 1, 2011. These agreements have an initial term of 10 years, and shall automatically be renewed each January 1 for a new period of ten years, unless either party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires. Heineken beer is the leading brand in the premium segment, the beer segment with the highest growth in Chile in recent years.

Cristal is our principal and best selling beer brand in Chile followed by Escudo, the second most popular beer in the country. Other relevant brands are: Royal Guard, our single, proprietary, premium brand; Morenita in the dark beers; Dorada as our convenience brand; and Lemon Stones a lemon flavored sweetened beer, with 2.5% alcohol content. From time to time, we introduce innovations in our most relevant brands. Some of these innovations include Cristal Cer0,0°, Cristal Light, the 1.2 liter returnable bottle, Escudo Negra and Escudo Triple X, amongst others.

In October 2001, we signed a license agreement with Cervecería Austral S.A. for the production of the Austral brand by our beer division. This agreement is currently renewable for periods of two years, subject to compliance with the contract conditions. Our investment in Cervecería Austral S.A., the production of the Austral brand by our beer division; the investment in Compañía Cervecera Kunstmann S.A. (Kunstmann is a specialty beer produced in a variety of versions); and the production of Heineken beer since June 2003, among other initiatives, are part of our strategy to increase our presence in the premium segment of the Chilean beer market.

On April 30, 2010, FEMSA announced the closing of the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group. Since then, Heineken introduced the Sol brand to its portfolio, and during 2013 we launched the Sol brand in the north of Chile as a successful test plan to compete in the imported Mexican beer segment, and in 2014 we completed the national roll out of the brand. Similar to the Heineken brand, we have an exclusive 10 year, automatically renewable license on the same terms (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given for Chile and Argentina.

During January 2015, we launched Coors and Coors Light in Chile. The license agreement with Coors Brewing Company considers after the initial termination date, the automatic renewal under the same conditions (Rolling Contract), each year for a period of 5 years, subject to the compliance with the contract conditions.

The following table shows our proprietary beer brands, brands produced under license and brands imported under license for the Chilean Market:

Premium	Mainstream	Convenience
beer brands	beer brands	beer brands
Royal Guard	Cristal	Dorada
Royal Guard Black Label	Cristal Cer0,0°
Heineken (1)	Cristal Light
Budweiser (2)	Escudo
Austral (1)	Escudo Negra
Kunstmann	Escudo XXX
D'olbek	Morenita
Sol(2)	Lemon Stones
Coors(2)
(1) Produced under license
(2) Imported

Our beer products sold in Chile are bottled or packaged in returnable and non-returnable bottles, aluminum cans or stainless steel kegs at our production facilities in the Chilean cities of Santiago and Temuco. The Temuco plant commenced production in November 1999, replacing the closed Concepción and Osorno plants.

During the last three years we sold our beer products in Chile in the following containers:

Percentage of Total Beer Products Sold
Container	2012	2013	2014

Returnable (1)	49%	47%	44%
Non-returnable (2)	47%	50%	52%
Returnable kegs (3)	4%	3%	3%
Total	100%	100%	100%

(1) Returnable beer containers include glass bottles of various sizes.
(2) Non-returnable beer containers include bottles and aluminum cans, both of assorted sizes.
(3) Returnable kegs are stainless steel containers, which have a capacity of 20, 30 and 50 liters.

The following table sets forth our beer sales volume breakdown in Chile by category, for each of the last three years:

Category	2012	2013	2014
Premium	15%	16%	18%
Mainstream	81%	80%	78%
Convenience	4%	4%	4%
Total	100%	100%	100%

In 1994, our subsidiary ECUSA and Cadbury Schweppes plc (“Cadbury Schweppes”), the latter through its subsidiaries CS Beverages Ltd. and Canada Dry Corporation Ltd., entered into license agreements for all Cadbury Schweppes products. On December 11, 1998, TCCC announced an agreement with Cadbury Schweppes to acquire certain of the latter's international beverage brands, including those licensed to ECUSA, and in August 1999 the agreement was reported to have been consummated. In September 2000, after more than a year’s litigation, both in Chile (suits at civil courts and antitrust authorities) and England (arbitration under ICC rules), ECUSA and TCCC reached an agreement superseding ECUSA’s previous license contracts with CS Beverages Ltd. and Canada Dry Corporation Ltd.  The new agreement, referred to as the “Bottler Contract,” was executed between ECUSA and Schweppes Holdings Ltd., concerning the Crush and Canada Dry brands, and was approved by the Chilean antitrust commission, thus putting an end to the proceeding regarding the Cadbury Schweppes brands issue and dismissing all complaints filed in consideration of the agreement. On January 15, 2009, the parties executed an amendment to the Bottler Contract which, among others, extended its duration until December 31, 2018, renewable for consecutive five-year periods provided that certain conditions are fulfilled.

In August, 2002, we began importing, selling and distributing Gatorade, the world’s number one isotonic drink. In March 2006, a new exclusive bottling agreement was executed between ECUSA and Stokely Van-Camp, Inc., a subsidiary of PepsiCo, Inc., authorizing ECUSA to bottle, sell and distribute Gatorade products in Chile, for an initial term ending on March 31, 2010, automatically renewable for successive two or three-year periods if certain conditions set forth in the contract are met. In 2012, this agreement was renewed until March 31, 2015. At this time the Gatorade license is set to expire in December 2018, renewable for an additional period equal to the duration of the Shareholders Agreement of Bebidas CCU-PepsiCo Spa, subject to the compliance with the contract conditions. Since October 2006, we have been producing Gatorade locally.

In November 2007, ECUSA signed an exclusive bottling agreement with Pepsi Lipton International Limited, authorizing ECUSA to produce, sell and distribute ready to drink tea beverages in Chile.  This agreement terminates on March 31, 2020.

The license agreement for nectar products with Watt’s, which granted us exclusive production rights, was first signed in June 1977 and originally had a 33-year term.  In February 1999, a new license agreement was signed allowing us to produce new flavors and bottle Watt’s nectars in non-returnable packaging (wide mouth glass and plastic bottles).  A new license agreement between us and Watt’s S.A. was signed in July 2004.  This new contract provided us with a ten-year license renewable automatically for three consecutive periods of three years if the conditions set forth in the contract are fulfilled at the date of renewal.  In December 2006, we signed a joint venture agreement with Watt’s S.A., under which, as of January 30, 2007, we participate in equal parts in Promarca S.A.  This new company owns the brands “Watt’s”, “Watt’s Ice Frut”, “Yogu Yogu”, “Shake a Shake” and “Frugo”, among others in Chile.  Promarca S.A. granted both of its shareholders (New Ecusa S.A., a subsidiary of ECUSA, and Watt´s Dos S.A, a subsidiary of Watt´s S.A),, for an indefinite period, the exclusive licenses for the production and sale of the different product categories.

In February 2005, we launched a new Cachantun product, under the trademark Mas, a sugar free product made of mineral water, calcium and citric flavor, creating a new category of flavored water.

In December 2007, we entered into an agreement with Nestlé Chile S.A. and Nestlé Waters Chile S.A., the latter of which acquired a 20% interest in our subsidiary Aguas CCU, the company that owns the assets through which we develop our bottled water business in Chile.  As part of this new association, Aguas CCU produces and sells the Nestlé Pure Life brand in Chile under a license contract of the same date, with an initial term of five years, renewable for successive periods of five years if certain conditions are met.  Nestlé Waters Chile S.A. had a call option to increase its ownership in Aguas CCU by an additional 29.9%, which expired on June 5, 2009. On June 4, 2009 ECUSA received the notification from Nestlé Waters Chile S.A. exercising its irrevocable option to buy 29.9% of Aguas CCU equity, within the scope of the contract. Since the conclusion of the sale, ECUSA holds 50.10% of the ownership interests of Aguas CCU. CCU owns directly or indirectly 99.94% of ECUSA’s equity.

In December 2012, the subsidiary Aguas CCU-Nestlé Chile S.A. acquired a 51% ownership interest in the company Manantial S.A. which carries out the business of home and office delivery of purified water in bottles with the use of dispensers. Additionally, a shareholder’s agreement with Manantial S.A. was entered into in connection with the acquisition.

On October 2013, CCU together with its subsidiary ECUSA executed a series of contracts and agreements with PepsiCo Inc. and its affiliates that will allow the parties to expand their current relationship in the non-alcoholic beverages segment with specific focus on the carbonated soft drinks, as well as extending the duration of their long-term relationship. Pursuant to these agreements, which take into account the creation of an affiliate,  Bebidas CCU-PepsiCo SpA, the licenses to produce, sell and distribute in Chile Pepsi, 7up and  Mirinda (Pepsi brands) and Bilz Pap, Kem and  Nobis (CCU brands) were granted to ECUSA until December 2043.

Aligned with our innovation process: during 2002 we launched Bilz Light, Pap Light, Agua Tónica Light and Gatorade. In April 2003, we introduced to the market Kem Xtreme, a soft drink with a high level of caffeine. In September 2004, we launched Canada Dry Ginger Ale Light, and in October 2004, we re-launched Nobis, a traditional proprietary soft drink brand, to be used strategically against discount brands.  In September 2006, we launched Canada Dry Limón Soda Light. In January 2007, we introduced two new products into the market: (i) Slice by Kem, a tropical fruit flavored soft drink, and (ii) SoBe Adrenaline Rush, an energy drink sold under the PepsiCo license. In November 2007, we entered into a new product category, ice tea, with the brand Lipton Ice Tea, produced by us under the PepsiCo license. During 2008 we introduced Watt’s Soya from Promarca (50% owned by us), and Nestlé Pure Life from Aguas CCU, a well-known purified water brand, in order to place ourselves in a leading position in the healthy foods market. In 2009, the Company introduced Mas Woman by Cachantun, a beverage made from Cachantun mineral water, in a variety of flavors, targeted towards women. In addition, in the same year, the Company began to import the renowned mineral water Perrier. In 2011 we introduced several new product offerings including Pop from Bilz and Pap, Kem Xtreme Girl, the first zero calorie energy soft drink developed specifically for women, Slice by Kem, Lipton Feel Green in two flavors and powder Gatorade. During 2014 we continued our innovation strategy launching brands like Adrenaline Red, a locally produced energy drink that replaced SoBe Adrenaline Rush, Sobe Waters and Ocean Spray (all licensed by PepsiCo), Kem Rio Guaraná and Kem Xtreme Sugar Free.

The following table shows the soft drink and water brands produced and/or sold by us through our non-alcoholic subsidiary ECUSA, during 2014:

Brand	Product	Category	Affiliation(1)
Bilz	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Bilz Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Bilz Zero	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap Zero	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pop Candy	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem Xtreme	Soft Drink	Functional	CCU Proprietary
Kem Xtreme Sugar Free	Soft Drink	Functional	CCU Proprietary
Kem Xtreme Ice	Soft Drink	Functional	CCU Proprietary
Kem Zero	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem Rio Guaraná	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Nobis	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Canada Dry Ginger Ale	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Ginger Ale Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Agua Tónica	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Agua Tónica Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Limón Soda	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Limón Soda Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Crush	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Crush Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Pepsi	Soft Drink	Cola Licensed	PepsiCo
Pepsi Light	Soft Drink	Cola Licensed	PepsiCo
Seven-Up	Soft Drink	Non-Cola Licensed	PepsiCo
Seven-Up Light	Soft Drink	Non-Cola Licensed	PepsiCo
Lipton Ice Tea	Ice Tea	Non-Cola Licensed	PepsiCo
Mirinda	Soft Drink	Non-Cola Licensed	PepsiCo
Gatorade	Isotonic	Functional	PepsiCo
Ocean Spray	Nectars	Licenced	Pepsico
Adrenaline Red	Energy	Licensed	PepsiCo
SOBE LIFE WATER	Functional Drink	Licensed	Pepsico
Frugo	Soft Drink	Licensed	Promarca
Watt’s	Nectars	Licensed	Promarca
Watt’s Light	Nectars	Licensed	Promarca
Watt's Clear	Nectars	Licensed	Promarca
Cachantun	Mineral Water	Proprietary	Aguas CCU-Nestlé
Mas de Cachantun	Mineral Water based beverage	Proprietary	Aguas CCU-Nestlé
Mas Woman	Mineral Water based beverage	Proprietary	Águas CCU-Nestlé
Porvenir	Mineral Water	Proprietary	Aguas CCU-Nestlé
Perrier	Mineral Water	Licensed	Nestlé Waters M&D
Nestlé Pure Life	Purified Water	Licensed	Nestlé S.A.&others
Manantial	HOD	Proprietary	Manantial S.A.(2)
(1) CCU owns directly or indirectly 50% of Promarca and 50.1% of Aguas CCU-Nestlé.
(2) Aguas CCU-Nestlé owns 51% of Manantial S.A.

During the last three years, we sold our non-alcoholic beverage products in the following packaging formats:

	Carbonated Soft Drinks, Nectars and Juices			Mineral and Purified Water
Container	2012	2013	2014	2012	2013	2014
Returnable(1)	31%	29%	28%	5%	28%	28%
Non-returnable(2)	67%	69%	70%	95%	72%	72%
“Post-Mix”(3)	2%	2%	2%	-	-	-
Total	100%	100%	100%	100%	100%	100%

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

(3) Post-mix cylinders are sold specifically to on-premise locations for fountain machines.

The following table shows the sales mix of our non-alcoholic beverages by category during each of the last three years:

Category	2012	2013	2014
Colas
Licensed	15%	16%	16%
Non-colas
Proprietary	38%	36%	36%
Licensed	28%	27%	27%
Nectars
Licensed	20%	21%	22%
Soft drinks total	100%	100%	100%
Mineral water
Proprietary	85%	66%	64%
Licensed	0%	0%	0%
Purified water
Proprietary	3%	0%	0%
Licensed	9%	7%	8%
HOD	3%	27%	28%
Total Bottled Water	100%	100%	100%

The following table shows the sales mix of our non-alcoholic beverages by affiliation during each of the last three years:

Affiliation	2012	2013	2014
Soft drinks
Proprietary	29%	26%	25%
Schweppes	18%	16%	15%
PepsiCo	15%	15%	15%

Promarca (1)	15%	16%	15%

Water
Proprietary(2)	20%	25%	27%
Nestlé Waters	2%	2%	2%
Total	100%	100%	100%
(1) CCU owns 50% of the rights to the Watt’s brand (nectar), currently held through our affiliate Promarca.
(2) CCU owns 50.1% of the rights to all the water brands held through the affiliate Aguas CCU. Includes HOD.

After the completion of the CPCh transaction with Control, we expanded our proprietary brand portfolio considerably, adding brands such as Campanario in the mainstream and cocktail categories, as well as Control C, Mistral Nobel, Mistral Gran Nobel, Horcón Quemado and Tres Erres MOAI in the ultra-premium segment, Mistral, Bauzá and 3RRR in the premium segment and La Serena in the popular-priced category.

In the rum market, our proprietary brands are Cabo Viejo in the popular-priced segment, Sierra Morena Dorado and Sierra Morena Añejo in the medium-priced segment, Sierra Morena5 Años in the premium segment and Sierra Morena Imperial in the ultra-premium segment. Also, during 2011 CPCh began the distribution of Pernod Ricard products (Chivas Regal, Ballantine’s, Havana Club, Beefeater and Absolut among others) through the traditional channel.

During 2014, our spirits were produced at four plants which are located in Regions III and IV of Chile. The bottling process was done in the Ovalle plant bottling facility. Horcón Quemado is produced and bottled in a third-party plant.

Through our subsidiary CPCh (Compañía Pisquera de Chile) we produce and market ultra-premium, premium, medium-priced and popular-priced pisco brands in Chile, as well as rum.  The following table shows our principal pisco brands:

Ultra premium	Premium	Medium-priced	Medium-priced	Popular-priced
pisco brands	pisco brands	pisco brands	RTD brands	pisco brands
Control C	3RRR	Campanario	Campanario Sour	La Serena
Mistral Nobel	Mistral	Mistral Ice	Campanario Sour Light
Mistral Gran Nobel	Bauzá(1)	Bauza Ice(1)	Campanario Pica
MOAI			Campanario Chirimoya
Horcón Quemado			Campanario Cola de Mono
Campanario Dulce de Leche
Campanario Lúcuma
Campanario Mango
Campanario Piña Colada
Ruta Sour
Ruta Sour Light
Ruta Sour Pica
Ruta Mango
Bauza Sour(1)
Bauza Mango(1)

(1) Distribution License

Rio de la Plata Operating segment

Our operation in Rio de la Plata generated Net sales of CLP 253,826 million, CLP 282,435 million and CLP 299,668 million, representing 23.6%, 23.6% and 23.1% of our total Net sales in the last three years, respectively.

On April 28, 2003, CCU Argentina and Heineken Brouwerijen B.V., a subsidiary of Heineken International B.V., signed license and technical assistance agreements that provide us with the exclusive rights to produce, sell and distribute Heineken beer in Argentina commencing June 18, 2003. On October 12, 2011, we and Heineken Brouwerijen B.V. signed the Amended and Restated versions of the Trademark License Agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina, in force as of January 1, 2011. These agreements have an initial term of 10 years, and shall automatically be renewed each year (January 1st) for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires. Heineken beer is the second-largest brand in terms of volume in the premium segment in Argentina.

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

The license agreement between CCU Argentina and Anheuser-Busch, which provides CCU Argentina with the exclusive right to produce, package, market, sell and distribute Budweiser beer in Argentina and Uruguay, had an initial term of 20 years commencing in December 1995, which in March 2008, was extended to December 2025.  Among other things, the license agreement includes provisions for both technical and marketing assistance from Anheuser-Busch.  Under the license agreement, CCU Argentina is obligated to purchase certain raw materials from Anheuser-Busch or from suppliers approved by Anheuser-Busch.  We began distribution of our locally produced Budweiser in December 1996.  See “– Sales, Transportation and Distribution.”  In addition, the license agreement is subject to certain specified market share targets and marketing expenditures. In 2010, the license agreement was modified due to regulatory reasons under the context of the merger between Anheuser-Busch and Inbev. As a result, certain contractual restrictions were released, and rights granted to Anheuser-Busch waived, both in favor of CCU Argentina. During the third quarter 2000, we and Anheuser-Busch signed an export agreement to supply Budweiser from Argentina to Paraguay and Chile.  At the end of 2011, the agreement to supply Budweiser from Argentina to Paraguay was ended.

In November 2011, we signed an addendum to the import and distribution contract with Cervecería Modelo S.A., including a clause that specifies the automatic renewal of the contract for a period of four years at the end of 2014 provided that CICSA meets certain minimum purchases goal. In that case, the agreement will last until December 31, 2018.

In 2012, the Company began the migration process to its new proprietary returnable bottle in place of the generic container currently in the industry. The decision to implement this important project was based primarily on the change introduced by the main market player, who in 2011 started to replace the use of generic packaging by a proprietary container for one liter returnable products. The proprietary container’s use results in significant important changes in logistics processes, including the adaptation of the building structure of plants, the acquisition of specific equipment, the adaptation of production lines and agreements with glass bottles and crates suppliers in order to achieve the timely supply of the new bottling process required inputs. The introduction of these proprietary returnable bottles resulted in significant impacts on the industry’s value chain, with higher operating costs associated with the operation of recovery and classification of packaging that significantly affect the level of profitability and industry´s return on capital employed (ROCE). This transition process requires significant investments between 2012 and 2017 mainly in packaging, equipment and infrastructure. To partially finance these investments, bank loans were obtained in local currency with long repayment periods, mitigating the risk of exchange rate and interest rate fluctuations thereby minimizing the fluctuation risk.

In September 2012, CCU acquired 100% shares of the Uruguayan companies Marzurel S.A., Milotur S.A., and Coralina S.A. and indirectly Andrimar S.A., a wholly- owned subsidiary of Milotur S.A.

On November 29, 2012, CICSA and Heineken Brouwerijen B.V. executed a trademark license agreement by virtue of which we produce, sell and distribute, through Bebidas del Paraguay S.A., Heineken beer in Paraguay. This agreement has an initial term of 10 years, to be automatically renewed for 5 years.

In 2013 the production of Budweiser beer started in Luján, in addition to Heineken which was already being brewed since 2009. Currently Santa Fe and Luján Plants produce both brands. Additionally, the production of Amstel beer was launched under the license of Amstel Brouwerijen BV, an affilliate of Heineken International.

In June 2013 CICSA and Milotur S.A., our subsidiary in Uruguay, entered into a trademark license agreement with Heineken which provides (i) CICSA with the exclusive right to produce Heineken beer and export it to Uruguay; and (ii) Milotur S.A.  with the exclusive right to commercialize the Heineken brand in Uruguay. The contract´s term is similar to those in force for Argentina and Chile.

By the end of 2013, CCU executed various agreements and contracts with Cartes Group in Paraguay, in virtue of which acquired 50.005% of Bebidas del Paraguay S.A. (owner of productive assets and brands through which it develops the business consisting of the production, marketing and sale of alcoholic and non-alcoholic drinks, such as soft drinks, juices, water, beer and cane, under various brands, both proprietary and under licensees and imported) and 49.96% of Distribuidora del Paraguay S.A., a company which distributes the products of the above-mentioned company.

In June 2014, our subsidiary Compañía Industrial Cervecera S.A. reached agreements with Cervecería Modelo S. de R.L. de CV. and Anheuser-Busch LLC, for the termination of the contract which allows CICSA to import and distribute on an exclusive basis, Corona  and Negra Modelo beers in Argentina, and the license for the production and distribution of Budweiser  beer in Uruguay. CICSA received compensation in respect of these agreements in the amount of ARS 277.2 million, equivalent to USD 34.2 million.

In September 2014, CICSA began with exclusive distribution in Argentina imported Sol brand, owned by Heineken, initiating local production in November 2014. For Sol brand in Argentina, we have the license for 10 years, automatically renewable on the same terms (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.

Aligned with our innovation strategy, during 2014 we launched brand extentions such as Imperial Weissbier and Santa Fe Stout, and introduced the Kunstmann brand. Additionally, we began with the introduction of the 1 liter one way packaging for Heineken and Schneider in Uruguay as well as entering into the flavored mineral water categories through the Nativa brand.

At present we produce and market super-premium, premium, medium-priced and popular-priced beer brands in the Rio de la Plata Operating segment, which includes Argentina, Uruguay and Paraguay. The following table shows our principal brands produced and imported under license in Argentina in 2014:

Super-premium	Premium	Medium-priced	Popular-priced
beer brands	beer brands	beer brands	beer brands
Guinness (2)	Heineken (1)	Budweiser (1)	Córdoba
Negra Modelo (2)(3)	Imperial	Salta	Palermo
Corona (2)(3)	Amstel (1)	Santa Fe	Bieckert
Sol (1)(2)		Schneider
Kunstmann (2)
Otro Mundo
(1) Produced under license
(2) Imported
(3) Up to June 2014

The following table sets forth our beer sales volume in Argentina by category during each of the last three years, including exports to other countries:

Category	Argentina
	2012	2013	2014
Super-premium	2.6%	2.1%	1.2%
Premium	14.7%	15.6%	17.0%
Medium-priced	61.8%	62.0%	61.7%
Popular-priced	21.0%	20.3%	20.1%
Total	100%	100%	100%

Our beer products are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans, or stainless steel kegs at our production facilities. During the last three years, we sold our beer products in Argentina, Uruguay and Paraguay in the following packaging formats:

Container	Percentage of Total Beer Sold in Argentina
	2012	2013	2014
Returnable (1)	80%	79%	81%
Non-returnable (2)	19%	20%	18%
Returnable kegs (3)	1%	1%	1%
Total	100%	100%	100%
(1) Returnable beer containers include glass bottles of various sizes.
(2) Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.
(3) Returnable kegs refer to stainless steel containers in assorted sizes.

Container	Percentage of Total Beer Sold in Uruguay
	2013	2014
Returnable (1)	83%	42%
Non-returnable (2)	17%	58%
Total	100%	100%
(1) Returnable beer containers include glass bottles of various sizes.
(2) Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.

Percentage of Total Beer Sold in Paraguay
Container	2014
Returnable (1)	10%
Non-returnable (2)	90%
Total	100%
(1) Returnable beer containers include glass bottles of various sizes.
(2) Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.

Wine Operating segment

VSPT is one of Chile’s largest producers and distributors of wine in terms of sales volume and Net sales. Our wine Operating segment sales amounted to CLP 149,557 million, CLP 152,255 million and CLP 172,349 million, or 13.9%, 12.7% and 13.3% of our total Net sales, the last three years, respectively.

VSPT is composed of seven different wineries in Chile and two in Argentina. Its principal vineyards are located in Molina, approximately 200 kilometers south of Santiago. The VSPT estate in Molina is one of the largest single-site vineyards in Chile with an area of 1,071 hectares. As of December 31, 2014, VSPT’s vineyards covered an aggregate of 3,515 hectares in Chile, distributed among ten different plantations. The winery also has 318 hectares under long-term leases. In Argentina, we have another 374 planted hectares located in the province of Mendoza.

The following table indicates the breakdown of VSPT’s volume in the domestic and export markets, including sales from FLC and Tamarí in Argentina:

Year	Domestic Volume	Export Volume	Total Volume (1)
	(in millions of liters)
2010	60.0	70.0	130.0
2011	60.0	67.1	127.1
2012	61.2	70.6	131.8
2013	61.8	69.6	131.4
2014	62.4	70.3	132.7
(1) Includes bulk sales exports in Chile and Argentina

According to Nielsen, VSPT’s share by volume of Chile’s formal wine market was approximately 26.7% in 2012, 27.3% in 2013 and 28.8% in 2014. According to the Wines of Chile Association, VSPT’s share of Chile’s total wine export sales by volume was 13.1%, 13.1% and 13.6% in the last three years, respectively.

Viña San Pedro, Viña Tarapaca, Viña Santa Helena, Viña Misiones de Rengo, Viña Mar, Viña Leyda and Finca La Celia and Tamarí in Argentina, produce and market premium, varietal and popular-priced wines. The principal brands are set forth below:

Brand	Icon	Premium	Varietal	Popular-Priced
Viña San Pedro Tarapacá
Altaïr	X
Sideral	X
Cabo de Hornos	X
Kankana del Elqui	X
Tierras Moradas	X
1865		X
Castillo de Molina		X
Épica		X
35 South Reserva		X
35 South			X
Urmeneta			X
Gato Negro			X
Gato				X
Manquehuito Pop Wine				X
Etiqueta Dorada				X
Viña Tarapacá
Tarapakay	X
Gran Reserva Etiqueta Azul	X
Gran Reserva Etiqueta Negra		X
Tarapacá Gran Reserva		X
Gran Tarapacá		X
Tarapacá Terroir		X
Tarapacá Reserva		X
Tarapacá Varietal			X
León de Tarapacá			X
Viña Santa Helena
Parras Viejas	X
Vernus		X
Selección del Directorio		X
Santa Helena Varietal			X
Siglo de Oro			X
Alpaca			X
Gran Vino				X
Santa Helena				X
Viña Misiones de Rengo
Misiones de Rengo Cuvée		X
Misiones de Rengo Reserva		X
Misiones de Rengo Varietal			X
Viña Mar
Viña Mar Reserva Especial		X
Viña Mar Reserva		X
Viña Mar Espumante		X
Casa Rivas
Casa Rivas Reserva		X
Viña Leyda
Leyda Lot	X
Leyda Reserva		X
Leyda Single Vineyard		X
Finca la Celia
La Celia Supremo	X
La Celia		X
Tamari
Tamarí Zhik	X
La Consulta		X
Tamarí Reserva		X
La Finca			X

The following table presents our breakdown of total sales volume in thousands of liters by category of VSPT’s wines during 2014:

Category	Domestic	Export	Total
	(in thousands of liters)
Premium(1)	5,388	6,796	12,184
Varietal	6,889	6,146	13,035
Popular-Priced	49,926	52,187	102,113
Bulk	0	1,807	1,807
Total	62,203	66,936	129,138
(1) Includes Icon category.

As of December 31, 2014, VSPT’s storage capacity totaled 91.2 million liters and its peak bottling and packaging capacity totaled 77,000 liters per hour.

Domestic Market. Our Chilean domestic wine is packaged in bottles, jugs, cartons, and bag-in-box containers at VSPT’s production facilities in Lontué, Molina and Isla de Maipo. The following chart shows our packaging mix for domestic wine sales for the last three years:

Container	Percentage of Total Domestic Wine Sold in Chile
	2012	2013	2014
Carton	61%	56%	54%
Glass Bottles	39%	44%	46%
Bag-in-Box	0%	0%	0%
Total	100%	100%	100%

Beer is a substitute product for wine in Chile. In addition, our wine products may also compete with other alcoholic beverages, such as spirits (mainly pisco), and with non-alcoholic beverages, such as soft drinks and juices.

The average price for our domestic wine customers was CLP1,911 and CLP 2,008 per liter in 2013 and 2014, respectively, experiencing a growth of 5.0%. Our wine price policy is mainly determined as a consequence of four factors: a) market prices, b) change in sales mix, c) inflation rate and d) desired profit margin in relation to costs of raw materials.

Export Market. According to industry sources, exports of Chilean wine increased from approximately 43 million liters in 1990 to 801 million liters in 2014, at a compounded annual growth rate of 13.0%.  During 2013 and 2014, Chilean wine exports reached 879 million liters and 801 million liters, respectively. We believe that Chilean wine exports have grown steadily due to their comparatively low prices and positive international image, as well as due to external factors, such as low wine production in the Northern Hemisphere in certain years.

VSPT exported 71 million liters in 2012, 70 million liters of wine in 2013, and 70 million liters of wine in 2014. During 2014, VSPT exported wine to more than 80 countries worldwide. Exports accounted for Net sales of CLP85,937 million, CLP85,730 million and CLP 102,272 million, in the last three years, respectively. In 2014, VSPT’s primary export markets included the United States, Japan, Brazil, Finland, Paraguay, the Netherlands and China.

Most exported wine is sold in glass bottles, except for a certain quantity of unbranded wine that is occasionally sold in bulk, as well as the amount that is sold in bag-in-box containers. The following chart shows our packaging mix for export Chilean wine volume in the last three years:

Container	Percentage of Total Export Wine Volume from Chile
	2012	2013	2014
Glass Bottles (1)	83%	81%	85%
Bulk	4%	5%	3%
Bag in box	12%	14%	13%
Total	100%	100%	100%
(1) Includes jugs.

Raw Materials and other Supplies.

The main raw materials we use are sugar, malt, rice, grapes, glass bottles, aluminum cans, PET bottles, hops and water. We purchase our sugar requirements both imported and local supply. We obtain our supply of malt through long term contracts with malt suppliers from Chile, Argentina and other sources.  Rice is sourced from local and international suppliers in spot transactions as sugar. We pre-treat rice in order to ensure that it meets our standards of quality.

Water is essential in our production. We obtain all of our water from wells located at our plants and/or from public utilities. The water is treated at facilities located at our plants to remove impurities and to adjust the characteristics of the water before it is used in the production process.

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

We generally purchase all of the glass bottles used in our packaging from the main local glass suppliers, Cristalerías Chile S.A. in Chile, and Rigolleau/Cattorini and CristalerÍas Rosario in Argentina. During 2014, all of our requirements for aluminum cans were purchased from a global supplier, Rexam Chile S.A. and Rexam Argentina S.A., but if price and delivery conditions are favorable, cans can be imported. We obtain the labels for our products mainly from local suppliers. Plastic caps are mainly purchased from three suppliers in Chile (including PLASCO), and crowns are currently imported from Mexico.

We maintain testing facilities at each of our plants and factories where raw materials are analyzed according to our standards. Additionally, the samples are analyzed at various stages of production to ensure product quality. For example, samples of Heineken, Cristal and Budwiser beer are periodically sent to Holland and to Anheuser-Busch facilities in the United States, respectively, to verify the quality of the product, samples of Nestlé Pure Life water are sent to France, and samples of Pepsi and Schweppes are analyzed by PepsiCo either at our plants or at the point of sale.

Prices of our main raw materials used in the production are tied to the U.S. dollar, and have fluctuated in Chilean and Argentine peso terms due to general commodity price fluctuations in the international markets as well as to the variation of the Chilean and Argentine peso against the U.S. dollar. In addition, from time to time, prices of grapes and wine have varied depending on fluctuations in demand and supply factors.

We believe that all of the contracts or other agreements between us and third-party suppliers, with respect to the supply of raw materials, contain standard and customary commercial terms and conditions. We do not believe we are dependent on any one supplier for a significant portion of our raw materials. During the past ten years, we have not experienced any material shortage or difficulties in obtaining adequate supplies of necessary raw materials, nor do we expect to do so in the future.

VSPT’s main raw materials and packaging materials are purchased and harvested grapes, purchased wine, bottles, carton containers, corks and cardboard boxes. VSPT obtained approximately 37% of the grapes used for export wines from its own vineyards during 2014. Of the wine sold in the domestic market, 8% are grapes from our vineyards~~.~~  In 2014, approximately 81% of the wine used in domestic and export sales was purchased from ten local producers: Agricola y Comercial Bodegas de las Mercedes Ltda, Vinicola Patacón SPA, Vitivinicola Melior Ltda, Anatolio Segundo Albornoz Vargas, Aguilera y Barrios Ltda, Cooperativa Agrícola y Pisquera Elqui Ltda, Sociedad Agroindustrial Cerrillos Ltda, Sociedad Viña Santa Blanca Ltda, Viña Ventisquero Ltda, and Montes S.A. VSPT has various alternative sources of supply, which can be used when they are attractive. VSPT’s bottles are mainly purchased from Cristalerías Chile and Saint Gobain; however, when prices have been favorable, VSPT has purchased bottles from other local and international suppliers. Carton containers are purchased either from Tetra Pak de Chile Comercial Ltda. or from SIG Combibloc Inc. and are assembled in VSPT’s own automated packing lines.

Sales, Transportation and Distribution.

Chile Operating segment

We distribute all of our products in Chile directly to retail, supermarket and wholesale customers. This system enables us to maintain a high frequency of contact with our customers, obtain more timely and accurate marketing-related information, and maintain good working relationships with our retail customers.

After production, bottling and packaging, our beverages are either stored at one of our production facilities or transported to a network of 39 owned or leased warehouses that are located throughout Chile. Products are generally shipped from the region of production to the closest warehouse, allowing us to minimize our transportation and delivery costs.

In July 2002, Comercial Patagona Limitada began selling all of our beer products in the Chile’s Region XII. Comercial Patagona Limitada is a subsidiary of Cervecera Austral S.A. and is responsible for the sales and distribution of our products and those of Cervecera Austral S.A. in Chile’s extreme south.

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

In 2014, we had a dedicated sales force of approximately 554 salespeople, responsible for sales of our products in the territories not covered by Comercial CCU or Comercial Patagona Limitada. This sales force uses a pre-sell system, like the rest of CCU’s sales platform, and covers approximately 38,959 clients, including 73 supermarket chains, which represent 1,433 points of sales.

As of December 31, 2014, we had more than 116,606 customers in Chile for our products

None of our customers accounted for more than 1.2% of our total sales by volume, with the exception of three large supermarket chains that represented in the aggregate 11.6% of our total sales by volume. During 2014, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains.

Our customers make payment for our products either in cash at the time of delivery or in accordance with one of several types of credit arrangement we offer. Payment on credit sales for the Chile Operating segment are generally due 30 days from the date of delivery. Credit sales accounted for 39%, 39% and 40% of our sales in Chile during 2012, 2013 and 2014, respectively. Losses on credit sales in Chile have not been significant.

Beginning in October 2001, all of the warehouses and transportation companies used to store and deliver all of our products are managed on a consolidated basis by our subsidiary Transportes CCU Ltda.

We distribute our products throughout Chile to:

•         off-premises retail: small and medium-sized retail outlets, which in turn sell beer to consumers for take-out consumption;

•         on-premises retail: retail establishments such as restaurants, hotels and bars for on-premises consumption;

•         wholesalers; and

•         supermarket chains. In the last three years, the percentage mix of the above distribution channels for our products in Chile was as follows:

Percentage of Total Products Sold
Distribution Channels	2012	2013	2014
Off-premise retail	38%	41%	41%
On-premise retail	15%	14%	10%
Wholesalers	14%	13%	14%
Supermarkets	33%	32%	35%
Total	100%	100%	100%

Rio de la Plata Operating segment

After production, bottling and packaging, our beer is either stored at the production facilities or transported to a network of six warehouses leased or owned by us. Beer products are generally shipped to warehouses which are located within the region in which the beer products are sold.

We have the capacity to reach 300,000 points of sale in Argentina with our direct and indirect sales force. Half of our beer in Argentina is sold and distributed through third-party sales and distribution chains. As of December 31, 2014, we had a direct sales force which sold our beer products to approximately 132,000 customers within the Salta, Santa Fé, Córdoba, Rosario, the Federal Capital and its outlying metropolitan area, in addition to 81 regional and national supermarket chains throughout the country. None of our customers individually accounted for more than 3% of our total beer sales by volume, with the exception of Coca Cola bottlers that represented in the aggregate 18.8% of our total sales by volume.

In Argentina, though most beer is sold to wholesalers, we also sell our products to retailers and supermarket chains. In the last three years, the percentage mix of the above distribution channels for our beer products in Argentina was as follows:

	Argentina
Distribution Channels	2012	2013	2014
Wholesalers	52%	54%	50%
Retailers	32%	31%	33%
Supermarkets	16%	16%	17%
Total	100%	100%	100%

Our Rio de la Plata customers either make payments for our products in cash at the time of delivery or through one of our various credit arrangements. In Argentina, payment on credit sales is currently due 7 days from the date of delivery to wholesalers, and an average of 60 days of delivery to supermarkets. Credit sales in Argentina accounted for 87% of total sales during 2014, while in Uruguay and Paraguay they accounted for 93% and 55% of total sales, respectively.

Wine Operating segment

Domestic. After production, bottling, and packaging, wine is either stored at the production facilities or transported to one of our 39 warehouses located throughout Chile. VSPT wines are distributed and sold in Chile through our sales and distribution network, under the same system and payment terms as all our other products.

We distribute our wine products throughout Chile in the territories not covered by Comercial CCU or Comercial Patagona Limitada, with our own sales force, to:

•         off-premises retail: small and medium-sized retail outlets, which in turn sell wine to consumers for take-out consumption;

•         on-premises retail: retail establishments such as restaurants, hotels and bars for on-premises consumption;

•         wholesalers; and

•         supermarket chains.

For the last three years, the percentage mix of the above distribution channels for our wine products in Chile was as follows:

Distribution Channels	2012	2013	2014
Off-premise retail	33%	34%	34%
On-premise retail	5%	5%	5%
Wholesalers	26%	24%	22%
Supermarkets	36%	37%	39%
Total	100%	100%	100%

We sell our wine products directly to approximately 7,900 customers, none of which accounted for more than 10% of our total wine sales by volume, with the exception of four supermarket chains that represented in the aggregate 28% of our total wine sales by volume.  We do not maintain any long-term contractual arrangements for the sale of wine with any of our customers.

Export. VSPT has a presence in more than 80 countries. In order to increase its presence in the international market, VSPT has distribution agreements with key distributors, such as Pernod Ricard in Sweden, Finland, Norway and Estonia; Shaw Ross International in the U.S. ; Asahi in Japan; Interfood in Brasil; DGS and Baarsma in Holland and Denner in Switzerland. In Canada we have distribution agreements with Phillipe Dandurand wines, in Korea with Keumyang, as well as agreements with other distributors.

Seasonality.

Chile Operating segment

As a result of the seasonality of our different beverages, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth calendar quarters (i.e., those months corresponding to the holidays as well as the summer vacation season in Chile).

The following table shows our annual sales volume of beer, non-alcoholic beverages and spirits in Chile, excluding exports, by quarter in the last three years:

Seasonality Chile Operating segment

Year	Quarter	Sales Volume	% of Annual
		(millions of liters)	Sales Volume

2012	1st quarter	389.5	28%
	2nd quarter	281.2	20%
	3rd quarter	296.7	21%
	4th quarter	417.0	30%
	Total	1384.4	100%

2013	1st quarter	427.3	27%
	2nd quarter	314.1	20%
	3rd quarter	341.5	22%
	4th quarter	474.2	30%
	Total	1557.0	100%

2014	1st quarter	455.4	28%
	2nd quarter	334.7	21%
	3rd quarter	354.7	22%
	4th quarter	476.6	29%
	Total	1621.4	100%

Rio de la Plata Operating segment

As a result of the seasonality of the beverage industry with respect to the categories in which we participate, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth quarters (i.e., those months corresponding to the summer and holiday seasons in the region).The following table shows the annual sales volume for the Rio de la Plata operating segment, including exports, during each quarter in the last three years:

Seasonality Rio de la Plata Operating segment

Year	Quarter	Sales Volume(*)	% of Annual
		(millions of liters)	Sales Volume

2012	1st quarter	126.3	26.4
	2nd quarter	77.9	16.3
	3rd quarter	101.4	21.2
	4th quarter	173.3	36.2
	Total	478.9	100

2013	1st quarter	142.4	28.1
	2nd quarter	87.3	17.2
	3rd quarter	109.1	21.5
	4th quarter	168.3	33.2
	Total	507.1	100

2014	1st quarter	149.5	27.8
	2nd quarter	96.7	18.0
	3rd quarter	114.9	21.4
	4th quarter	176.5	32.8
	Total	537.5	100.0

(*) Includes Uruguay since September 2012 and Paraguay since January 2014

Geographical Markets.

Our principal beverages production facilities in Chile are located in Santiago. Santiago and the surrounding areas (referred to as the Metropolitan Region) account for approximately 40% of the population of Chile and accounted for approximately 41% of our sales in Chile by volume in 2014. We also have one additional beer and non-alcoholic production facility in Temuco and two other beer facilities, in Valdivia (Kuntsmann) in Punta Arenas (Austral), all of which are located in the southern region of Chile. We also have a non-alcoholic production and bottling facility in Antofagasta. Currently most of our brands are primarily supplied and distributed from these production facilities.

The following table provides the distribution of VSPT’s exports from Chile during 2014 by geographical markets:

Market	Volume (1)	Percentage of Total Exports
	(thousands of liters)
Europe	23,736	36%
Latin America	18,668	29%
USA and Canada	9,216	14%
Others	13,509	21%
Total	65,129	100%
(1) Excludes bulk exports

The Metropolitan Region represented approximately 41%  of total domestic sales of VSPT products by volume in 2014.

Competition.

Chile Operating segment

The beer market in Chile is driven by the competitive environment of locally produced and imported beers, promoting among other factors an estimated average industry volume growth rate of 6% over the last ten years.

Our largest competitor in the beer business is Cervecería Chile (a subsidiary of Anheuser Busch InBev), which commenced operations in Chile during the second half of 1991. Cervecería Chile, has one production facility located in Santiago and also imports products from various beer operations abroad. They distribute their products throughout Chile using a mix of direct distribution and third party distributors.

Other relevant players in the beer market in Chile include DESA, which, in addition to Cervecería Chile, distributes the Corona beer brand in Chile, and Viña Concha y Toro through its subsidiary Distribuidora Peumo, which imports and distributes the Miller beer brand along with a number of local craft beers. In addition, a number of small direct importers of several international brands compete in the beer market in Chile.

Our principal competitors in the non-alcoholic beverages business are companies which produce, bottle and distribute soft drinks in Chile under licenses from The Coca-Cola Company (“TCCC”) and its affiliates. The two principal soft drinks players in Chile are the licensees of TCCC and us. TCCC operates through Embotelladora Andina S.A. and Coca-Cola Embonor S.A. In October 2012, Embotelladora Andina S.A. merged with Coca-Cola Polar S.A., where Embotelladora Andina S.A. absorbed Coca-Cola Polar S.A.

Fruit nectars under the trade name “Watt’s” face competition from other soft drinks, which are sold by a number of local companies. Our principal competitor in the mineral water business is Vital S.A. (a subsidiary of Embotelladora Andina S.A., one of TCCC licensees in Chile).

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

Given the high percentage of soft drink sales volumes in returnable containers coupled with the high cost of transportation to Chile, the market for imported soft drinks in Chile is not significant in 2014.  While there are no legal barriers to entry, we believe that the existing returnable bottle system and high transportation costs may continue to deter potential competitors from exporting soft drinks to Chile.

With respect to pisco, our competitor Capel has nine production facilities located in Regions III and IV of Chile and distributes its products throughout the country. Capel uses its own sales force, as well as third-party distributors.

While there are currently no significant legal or regulatory barriers to entering the Chilean beverages market, substantial investment would be required to establish or acquire production and distribution facilities and bottles for use in Chile’s proprietary returnable bottling system, and to establish a critical mass in sales volumes. Nevertheless, if long-term economic conditions in Chile continue to be favorable, other enterprises may be encouraged to attempt to enter the Chilean market. In addition, our brands in Chile may face increased competition from other beverages, produced or marketed by other parties.

The following chart shows estimates of our Chile market share for the last five years based on store audits conducted by Nielsen.

Year	Chile Operating segment Volume market share
2010	37.5%
2011	37.8%
2012	37.8%
2013	39.6%
2014	40.8%

Rio de la Plata Operating segment

Since 2003, after the agreement between Quilmes and AmBev, the Argentine beer market consisted of three principal brewing groups: AmBev-Quilmes, us and Warsteiner (owner of CASA Isenbeck, subsidiary of SABMiller). The principal proprietary brands of these companies are Quilmes, Schneider and Isenbeck, respectively. In December 2006, ICSA, a new competitor, entered the Argentine beer market. ICSA began its operations at the former AmBev brewery in Luján producing three beer brands: Palermo, Bieckert and Imperial, which had previously belonged to Quilmes. These assets were sold by AmBev-Quilmes in response to requirements of the antitrust authorities in Argentina. In 2008, these assets were bought by CCU Argentina and subsequently merged into CICSA. In November 2010, SABMiller acquired CASA Isenbeck.

The following table shows estimates of the market share of our Rio de la Plata Operating segment (including Beer and Cider (since 2011) in Argentina, CSD and Mineral Water in Uruguay) for the last five years based on ID Retail sources for Uruguay and Nielsen source for Argentina.

Year	Rio de la Plata Operating segment Volume market share
2010	16.3%
2011	16.8%
2012	15.9%
2013	17.2%
2014	17.3%

Quilmes, the beer market leader in Argentina and our principal competitor, also has beer operations in Chile, Paraguay, Uruguay and Bolivia. As of December 31, 2014, Quilmes had five breweries in Argentina with an estimated total annual production capacity of 1600 million liters. Quilmes’ large size enables it to benefit from economies of scale in the production and distribution of beer throughout Argentina. In 1994, Companhia Cervejaria Brahma, one of the two largest beer producers in Brazil, commenced production at its new brewery in Luján, near Buenos Aires, which at present belongs to CCU Argentina. In addition, Warsteiner (today SABMiller), a large German brewer, commenced production at its new brewery in Zárate, also near Buenos Aires, with an annual production capacity estimated to be approximately 140 million liters. Prior to commencing production in Argentina, Companhia Cervejaria Brahma and Warsteiner competed in the Argentine market with imported beer.  In July 1999, the merger of Companhia Cervejaria Brahma and Companhia Antarctica Paulista was announced, creating AmBev. This merger was finally approved in March 2000, creating one of the largest beverage producers in the world.

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

In 2010 SABMiller bought Casa Isenbeck (Isenbeck, Warsteiner and La Diosa brands) and launched Miller Genuine Draft and Miller Lite beer in Argentina.

Our beer brands in Argentina also face competition from other alcoholic beverages, such as wine and spirits, as well as from non-alcoholic beverages, such as soft drinks.

Wine Operating segment

The wine industry is highly competitive in both the domestic and the export markets. In Chile, VSPT competes directly against all other Chilean wineries. We believe that VSPT’s primary domestic competitors, Concha y Toro and Santa Rita, derive their relative competitive strengths from their wide portfolio of products, well-recognized brand names and established distribution networks. In 2014, Concha y Toro and Santa Rita had a market share of approximately 27% and 31%, respectively.  VSPT also competes with Santa Carolina and numerous medium-sized wineries, including Undurraga and Cousiño Macul, and many small wine producers that make up Chile’s informal wine market.

Internationally, VSPT competes against Chilean producers as well as with wine producers from other parts of the world. According to information compiled by the Wineries of Chile Association, VSPT is the second-largest exporter of Chilean wines with a market share of approximately 14% in 2014, excluding bulk wine. Our other principal Chilean competitors, namely Concha y Toro, Santa Rita and Santa Carolina had market shares of 32%, 4% and 5%, respectively.

The following table shows estimates of the volume market share of our Wine Operating segment (including export and domestic sales, excluding bulk wine sales) for the last five years according to Nielsen figures for domestic wine sales volumes and Viñas de Chile figures for export sales volumes.

Year	Wine Operating segment Volume market share
2010	16.5%
2011	16.0%
2012	17.3%
2013	17.6%
2014	18.5%

Other

Distribution Network.  In Chile, we have an extensive and integrated distribution network for the sale and distribution of beer, soft drinks, mineral water, purified water, functional beverages, nectars, wine, pisco, rum, whiskey, vodka and sweet snacks products with capacity to reach approximately 116,606 points of sale. The network includes a total of 39 owned or leased warehouses and a network of independent transportation companies handled by Transportes CCU. Sales are performed by category-specific sales forces and by Comercial CCU S.A. (“Comercial CCU”) which has a sales force of approximately 427 people who sell our products to approximately 37,189 customers in the northern area of Chile from Arica to Copiapó/Vallenar and in the mid-south area from Curicó/Talca through Coyhaique, except for Concepción. In the far south of Chile, in Punta Arenas, Comercial Patagona Limitada does the selling for all our products, reaching 590 customers. In the central parts of the country and in the City of Concepción, there are dedicated sales forces that focus on single lines of products. Product distribution is carried out by Transportes CCU throughout the country or by Comercial Patagona Limitada in its territory.

In Argentina we have the capacity to reach 300,000 points of sale. Our network of sales and distribution for our products consists of 6 owned or leased warehouses, a direct sales force and 10 logistics operators serving approximately 132,000 customers and more than 80 supermarket chains stores. Approximately 19% of beer sales volume is served by two independent Coca Cola bottlers (mainly in the north and south of the country).

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

The manufacturing of plastic caps for carbonated soft drinks and water also involves a two-step process. The first consists of a compress molding process, which manufactures caps from PP resin. The second step is the decoration of plastic caps with an offset printing process. For juices and Gatorade we produce caps in a one step process with another raw material (HDPE).

Sweet Snacks. In January 2004, we entered the sweet snacks business by means of a joint venture between our subsidiary ECUSA (currently, this investment belongs to our subsidiary CCU Inversiones S.A.) and Empresas Lucchetti S.A. (currently, Industria Nacional de Alimentos S.A.), a subsidiary of Quiñenco, with a 50% interest each in Calaf S.A. (today, Foods), a corporation that acquired the trademarks, assets and know-how, among other things, of Calaf S.A.I.C. and Francisca Calaf S.A., traditional Chilean candy makers, renowned for more than a century. In August 2005, Calaf S.A. acquired the assets and know-how of Bortolaso S.A., a cookie factory with more than 50 years of existence in the country, enabling Calaf S.A. to increase its presence in the most important segment of the sweet snacks business. In October 2007, Calaf acquired the traditional cereal brand Natur, allowing Calaf S.A. to enter and commence growing in the quickly developing healthy foods category. In August 2008, Foods bought 50% of Alimentos Nutrabien S.A. the leading company in home-made sweet snacks products. The three brands–Calaf, Natur and Nutrabien–have niche products aimed at specific market segments. This niche segmentation along with enhancement in formula and raw materials is expected to improve the company’s brand equity.

As of January 13, 2015, we informed the “Superintendencia de Valores y Seguros” that we were negotiating the sale of the assets associated with the Calaf and Natur confectionery and cereal businesses, which includes trademarks, machines and inventories, to Empresas Carozzi S.A. As of March 2015, we are still undergoing negotiations with Empresas Carozzi S.A.

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

Regulations specifically concerning the production and distribution of “alcoholic beverages” are contained in Chilean Law N°18,455 and its Ordinance, which set the standards for human consumption of such beverages, by minutely describing the different types of alcohol; the minimum requirements that must be met by each class of beverage; raw materials and additives that may be used in their manufacture; their packaging and the information that must be provided by their labels; and the procedure for their importation, among others.

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

On January 19, 2004 Law N°19,925 was published, which amended and restated the Act on Sale and Consumption of Alcoholic Beverages (former Law N°17,105).

All establishments dealing in alcoholic beverages, whether wholesale or retail, require a special municipal license, the cost of which is fixed by the law and varies according to the nature of the outlet or point of sale (i.e. liquor store, tavern, restaurant, hotel, warehouse, etc.). We are in possession of all licenses necessary for our wholesale operations.

Law N°19,925 set new opening and closing hours; limited geographical areas for the sale of alcohol; reduced the maximum number of licenses to be granted by zones and population; increased criminal liability for selling alcohol to persons under eighteen years of age; and tightened the restrictions, imposing prison sentences and higher fines, for violations formerly deemed lighter. One of its most important innovations is to forbid the sale of alcohol to minors at all outlets, and not just for on-premises drinking (the only exception retained is the case of children who are served meals when accompanied by their parents).

The regulatory agency for alcoholic beverages is the Servicio Agricola y Ganadero (“SAG”).

The production, bottling and marketing of non-alcoholic beverages is subject to applicable sanitary legislation and regulations, particularly the Sanitary Code and the Food Ordinance (the Reglamento Sanitario de los Alimentos).

Law N°19,937, which was enacted in February 2004, established a new structure and powers for the Sanitary Authority, and became effective on January 1, 2005 and was fully operative by February 2006. The Servicios de Salud (“Health Services”)were replaced by the Ministry of Health’s Regional Offices, which constitute the new Sanitary Authorities, which inspect plants on a regular basis, taking samples for analysis, directing the adoption of new safety procedures and applying fines and other penalties for infringement of regulations.

The production and distribution of mineral water is also subject to a special regulation. Mineral water may only be bottled directly from sources, which have been designated for such purpose by a Supreme Decree signed by the President of Chile. The competent Sanitary Authority provides a certification of the data necessary to achieve such a designation. All of our facilities have received the required designation.

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

B.   Organizational Structure

Ownership Structure as of March 31, 2014

We are controlled by IRSA, which owns directly and indirectly 60.0% of the shares of our common stock. IRSA, since 1986, was a joint venture between Quiñenco and the Schörghuber Group through its wholly owned subsidiary FHI of the Netherlands. On April 2003, the Schörghuber Group sold FHI to Heineken Americas B.V., a subsidiary of Heineken International B.V. FHI and Heineken International B.V. formed Heineken Chile Ltda., through which 50% of IRSA shares are held. On December 30, 2003, FHI merged into Heineken Americas B.V. Currently, Quiñenco and Heineken Chile Ltda., a Chilean limited corporation controlled by Heineken Americas B.V., are the only shareholders of IRSA, each with a 50% equity interest.

Quiñenco is the holding company of one of the largest and most diversified business conglomerates in Chile, with investments in various sectors of the Chilean economy. Quiñenco’s principal holdings include Banco de Chile (the second-largest bank in Chile), Invexans S.A. (the largest shareholder of the French cable producer Nexans and Techpack S.A., a leading manufacturer of flexible packaging and aluminum-based products), ENEX (the second-largest retail fuel distributor), CSAV (the largest shipping company in America and fourth largest worldwide), and SM SAAM (largest port operator in Latin America and fourth largest tugboat operator worldwide).

Heineken, the Dutch brewer, is one of the largest brewers in the world with over 165 breweries in more than 70 countries and 76,136 employees worldwide. Heineken group’s beer volume was 181.3 million hectoliters during 2014, and its principal brands are Heineken and Amstel.

The following table provides our significant subsidiaries as of December 2014:

Subsidiaries	Country	Ownership Interest
CCU Chile	Chile	100.00%
CCU Argentina	Argentina	100.00%
ECUSA	Chile	99.94%
Aguas CCU-Nestlé	Chile	50.10%
VSPT	Chile	64.72%
CPCh	Chile	80.00%

C.   Property, Plant and Equipment

Set forth below is information concerning our production facilities as of December 31, 2014, all of which are owned and operated by us or our subsidiaries.

For the Chile Operating segment, we had an aggregated Supply Capacity per month1 of 322.8 million liters with a Utilized Capacity during peak month2 of 54.9%.The annual Nominal Installed Capacity for our two main businesses in Chile (beer and soft drinks) is 25.0 million hectoliters.

Our Chile Operating segment total facilities size is 587,765 square meters (total built area including warehousing logistics activities).

Set forth below is a list of our principal production facilities.

Chile Operating segment
Plant	Type of Plant
Santiago	Beer
Santiago	Non-alcoholic beverages
Temuco	Mixed
Valdivia	Beer
Punta Arenas (1)	Beer
Antofagasta	Non-alcoholic beverages
Coinco	Non-alcoholic beverages
Casablanca	Non-alcoholic beverages
Pisco Elqui	Spirits
Sotaquí	Spirits
Monte Patria	Spirits
Salamanca	Spirits
Ovalle	Spirits bottling
(1) Production in the Punta Arenas facility is under licensing agreements and, accordingly, we do not consolidate this facility.

For the Rio de la Plata Operating segment, we had an aggregated Supply Capacity per month of 79.1 million liters with a Utilized Capacity during peak month of 76.1%.

Our Rio de la Plata Operating segment total facilities size is 232,194 square meters (total built area including warehousing logistics activities).

1 Supply Capacity per month is defined as nominal installed production capacity for the current product/packaging mix during 25 days per month and 3 shifts per day.The calculated slack (spare) capacity does not necessarily indicate real slack capacity. The real production capacity is less than the nominal installed production capacity as adjustments are required for real machinery performance, packaging mix, availability of raw materials and bottles, seasonality within the months and other factors. As a result, we believe that the peak monthly capacity utilization rates shown above understate real capacity utilization and that slack capacity is overstated.

2 Utilized Capacity During Peak Month is equal to production output as a percentage of Nominal Installed Production Capacity during our peak month for each respective plant

Set forth below is a list of our principal production facilities.

Rio de la Plata Operating segment
Plant	Type of Plant
Santa Fe	Beer
Salta	Beer
Lujan	Beer
Mendoza	Cider
Pilar	Cider
Ciudadela	Cider

For the Wine Operating segment, we had an aggregated Nominal Filing Capacity of 77,000 liters per hour and an Storage Capacity in Tanks and Barrels of 91.2 million liters.

The total facilities size is 150,946 square meters.

Set forth below is a list of our principal production facilities.

Wine Operating segment
Plant	Type of Plant
Lontué	Wine Production
Molina	Wine Production
Tarapacá	Wine Production
Viña Mar	Wine Storage
Finca la Celia	Wine Production

D.   Environmental Matters

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

The environmental framework is governed by Law N°19,300, enacted in 1994, as amended, which includes not only environmental protection rules but also rules concerning the preservation of natural resources. Among other matters, it creates the environmental impact assessment system which requires any future project or major amendment of an existing activity that may affect the environment to evaluate its possible environmental impact, in order to fulfill related regulations and to implement mitigation, compensation and restoration measures. Our latest executed projects have been successfully submitted to this system and the environmental public entity has given the respective authorizations.

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

Argentina

New laws and regulations are being enacted in Argentina as a result of heightened community concerns for environmental issues. Consequently, there are several statutes imposing obligations on companies regarding environmental matters at the municipal, provincial and federal levels in accordance with the General Environmental Protection Framework (Law 25,675), which establishes the Basic Environmental Protection Budgets, forming the fundamentals to develop all legislation and national environmental policy. In many cases, private entities operating public utilities such as water supply and sewage are in charge of controlling and enforcing those regulations. Many of these regulations have been recently enacted and little precedent exists as to their scope.

Another important federal environmental legislation in Argentina is the Hazardous Waste Act (Law N°24,051), which is supplemented by additional provincial legislation, to enforce the provisions of the Hazardous Waste Act when specific federal tests indicate the need to do so. The application of the provisions of the Hazardous Waste Act depends upon the magnitude of the public health risk and whether those conditions exist in more than one province. Hazardous waste is defined broadly and includes any residue that may cause harm, directly or indirectly, to human beings that may pollute the soil, water, atmosphere or the environment in general. Generally, claims involving hazardous waste give rise to strict liability in the event of damage to third parties. In addition, each province in which we operate facilities has enacted environmental legislation with broad and generic goals, as well as water codes and related agencies to regulate the use of water and the disposal of effluents in the water.

Over the last several years CCU Argentina has implemented a complete program for the treatment of its industrial waste, which involves the separation, collection, transportation and reusing of the generated solid waste, in compliance with the Industrial Waste Act (Law N° 25,612), as well as wastewater treatment plants. The waste program is part of our constant effort to improve environmental conditions.

The main features of our wastewater treatment plants are their production of biogas which is used as boiler fuel, their minimum space requirements and its low electric power consumption. Also, all of CCU’s major operations facilities have been awarded the Certificado de Aptitud Ambiental   (Environmental Aptitude Certificate) which is the main document endorsing the company’s environmental management in each provincial state.

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

ITEM 5: Operating and Financial Review and Prospects

Overview

CCU is a diversified beverage company operating principally in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is the largest Chilean brewer, the second-largest Chilean soft drinks producer and the largest Chilean water and nectar producer, the second-largest Argentine brewer, the second-largest Chilean wine producer and the largest pisco distributor. It also participates in the HOD, rum and confectionery industries in Chile, in the beer, water and soft drinks industries in Uruguay, and in the soft drinks, water and nectar industries and beer distribution in Paraguay and Bolivia. The Company has licensing and/or distribution agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard and Compañía Pisquera Bauzá S.A.

We face certain key challenges and risks associated with our business. These risks include competition within the marketplace, managing operating costs and the integration and expansion of new products. We are the leading brewery in Chile; however, competitors are investing in this market and launching new products, and therefore, we must concentrate on competitive pricing and marketing strategies to maintain our market share. Operating costs are subject to variations depending on plant efficiency, product mix and production cycles, and also on U.S. dollar commodities prices and the rate of exchange from Chilean pesos to U.S. dollars or Euros. Our principal costs include the cost of raw and packaging materials, distribution and marketing costs. We continue to sell and deliver new products to our customers, including products through new licensing agreements and new products through internal development.

The analysis of our results is based on financial statements prepared in accordance with IFRS as issued by the IASB. The three most recent years are considered in the discussion below.

In 2014, we reached new historical records in sales volumes and Net sales revenues, obtaining consolidated Net sales of CLP1,297,966 million, of which 64% was accounted for from the Chile Operating segment; the Rio de la Plata Operating Segment accounted for 23%; 13% was accounted for by sales of our Wine Operating Segment, and the remainder was accounted for by sales of other products and/or consolidation eliminations. Our Net sales revenues increased 8.4% over the prior year as we increased sales of existing products and had a higher average price per product.

Changes in Consolidation Scope and Circular Letter N° 856

As of 2012, CCU has adopted the application of the International Financial Reporting Standards (IFRS) No. 11 Joint Arrangements. This change in accounting policy implies that investments held in joint agreements with Promarca S.A. and Compañía Pisquera Bauzá S.A., in which we have 50% and 49% ownership interests, respectively, are changed from the equity method to accounting for assets, liabilities, revenues and expenses relating to our ownership share in a joint operation. The effects of this accounting change in the consolidation scope have had an impact at the Operating Result level, but no effect on Net income or Equity.

On September 29, 2014 Act No. 20,780 was published in Chile, regarding the so called “Tax reform” which introduces amendments, among others, to the Income tax system. The said Act provides that corporations will apply by default the "Partially Integrated System", unless a future extraordinary shareholders´ meeting agrees to opt for the "Attributed Income Regime”.

The difference between assets and liabilities for deferred taxes which occur as a direct effect of the increase in the First Category Income tax rate introduced by Act No. 20,780 and according to the Circular Letter N°856 (“Oficio Circular” N°856) of the Chilean Superintendency of Securities and Insurance ("SVS"), has been accounted against Equity, under Retained earnings. As of September 30, 2014, the total effect registered against the Company’s Equity amounted to CLP 14,395 million.

Consequently, as of December 31, 2014, in addition to the financial statements issued to comply with the rules and instructions of the SVS, the Company will issue financial statements in which the adjustment caused by the application of the new tax rates in Chile to the difference in assets and liabilities for deferred taxes, will be registered against income in order to comply with IFRS as issued with the IASB. the regulation required by the Securities and Exchange Commission (“SEC”).

OPERATING RESULT

The following discussion should be read in conjunction with our consolidated financial statements and the notes included thereto in this annual report. In the following discussion, Chilean peso amounts have been rounded to the nearest million pesos, unless otherwise indicated. Certain amounts (including percentage amounts) which appear herein have been rounded and may not sum to the totals shown.

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

Our management believes that disclosure of Operating Result provides useful information to investors and financial analysts in their review of our operating performance and their comparison of our operating performance to the operating performance of other companies in the beverage industry, but it may not be comparable to similarly titled indicators used by other companies. Operating Result is not a substitute for IFRS measures of earnings.

The following table presents the Net sales and Operating Result, and the relevant percentage as a component of Net sales, for each of our Operating segments:

	Year Ended December 31,
	2012		2013		2014
	(in millions of CLP, except percentages)
Net sales
Chile Operating segment	676,529	62.9%	765,196	63.9%	830,341	64.0%
Rio de la Plata Operating segment	253,826	23.6%	282,435	23.6%	299,668	23.1%
Wine Operating segment	149,557	13.9%	152,255	12.7%	172,349	13.3%
Other	-4,223	-0.4%	-2,660	-0.2%	-4,391	-0.3%
Total	1,075,690	100.0%	1,197,227	100.0%	1,297,966	100.0%
Operating Result
Chile Operating segment	138,221	76.3%	147,367	78.3%	129,740	72.1%
Rio de la Plata Operating segment	28,057	15.5%	26,693	14.2%	28,152	15.6%
Wine Operating segment	11,053	6.1%	12,913	6.9%	24,780	13.8%
Other	3,857	2.1%	1,292	0.7%	-2,752	-1.5%
Total	181,188	100.0%	188,266	100.0%	179,920	100.0%

The following is a reconciliation of our gains (losses) from operational activities, the most directly comparable IFRS measure to Operating Result for the years ended December 31, 2010, 2011, 2012, 2013 and 2014, and by operating segment for the years ended December 31, 2012, 2013 and 2014.

	For the Years Ended December 31,

	2010	2011	2012	2013	2014
(millions of CLP)
Gain (losses) from operational activities	163,236	195,828	176,710	189,225	183,957
Add (Subtract):
Results Derivative Contracts	1,048	(2,459)	4,030	(2,390)	(4,153)
Marketable Securities to Fair Value	(392)	227	(92)	108	103
Other	(1)	(778)	540	1,324	12
Exceptional Items (EI)(1)	(6,791)	(12,905)	-	2,989	1,628
Operating Result before EI	157,100	179,913	181,188	191,255	181,548
Exceptional Items (EI)(1)	6,791	12,905	-	(2,989)	(1,628)
Operating Result(2)	163,891	192,818	181,188	188,266	179,920

(1)   2010 EI corresponds to the result of the sale of a land in Perú; 2011 EI corresponds to the earthquake inssurance compensation in Chile and the restructuring charges of cider business in Argentina; 2013 EI corresponds to a restructuring process of the organization which implied the early retirement of managers replaced internally, promotions and the sole and exceptional paymen og incentives to the leaving and remaining personnel; 2014 EI corresponds to the effect of CLP 1,627 million associated with restructuring processes across Operating segments

(2) After Exceptional Items

Chile Operating Segment	For the Years Ended December 31,

	2012	2013	2014
(millions of CLP)
Gain (losses) from operational activities	138,200	147,020	129,704
Add (Subtract):
Results Derivative Contracts	27	-5	118
Marketable Securities to Fair Value	-	-	-
Other	-5	352	-82
Exceptional Items (EI)	-	780	-
Operating Result before EI	138,221	148,147	129,740
Exceptional Items (EI)	-	-780	0
Operating Result(1)	138,221	147,367	129,740
(1) After Exceptional Items

Rio de la Plata Operating Segment	For the Years Ended December 31,

	2012	2013	2014
(millions of CLP)
Gain (losses) from operational activities	28,057	26,693	27,847
Add (Subtract):
Results Derivative Contracts	-	-	-
Marketable Securities to Fair Value	-	-	-
Other	-	-	304.94
Exceptional Items (EI)	-	543	1,215
Operating Result before EI	28,057	27,236	29,367
Exceptional Items (EI)	-	-543	-1,215
Operating Result(1)	28,057	26,693	28,152
(1) After Exceptional Items

Wine Operating Segment	For the Years Ended December 31,

	2012	2013	2014
(millions of CLP)
Gain (losses) from operational activities	11,617	13,246	24,559
Add (Subtract):
Results Derivative Contracts	-501	-333	221
Marketable Securities to Fair Value	-	-	-
Other	-63	-	-
Exceptional Items (EI)	-	276	-
Operating Result before EI	11,053	13,189	24,780
Exceptional Items (EI)	-	-276	-
Operating Result(1)	11,053	12,913	24,780
(1) After Exceptional Items

Other Operating Segment	For the Years Ended December 31,

	2012	2013	2014
(millions of CLP)
Gain (losses) from operational activities	- 1,164	2,265	1,846
Add (Subtract):	-	-
Results Derivative Contracts	4,504	-2,052	- 4,492
Marketable Securities to Fair Value	-92	108	103
Other	608	971	- 210
Exceptional Items (EI)	-	1,390	413
Operating Result before EI	3,857	2,683	- 2,339
Exceptional Items (EI)	-	-1,390	-413
Operating Result(1)	3,857	1,293	- 2,752
(1) After Exceptional Items

The following table presents our Income statement in millions of pesos and as a percentage of Net sales:

	Year Ended December 31,
	2012		2013		2014
	(millions of CLP, except percentages)
Net sales	1,075,690	100.0%	1,197,227	100.0%	1,297,966	100.0%
Cost of sales	-493,087	45.8%	-536,697	44.8%	-604,537	46.6%
Gross margin	582,603	54.2%	660,530	55.2%	693,429	53.4%
Other operating income/(expenses)	3,828	0.4%	4,249	0.4%	23,721	1.8%
MSD&A	-405,243	37.7%	-473,524	39.6%	-535,603	41.3%
Operating Result(1)	181,188	16.8%	188,266	15.7%	179,920	13.9%
Net financing expenses	-9,362	0.9%	-15,830	1.3%	-10,821	0.8%
Results as per adjustment units	-5,058	0.5%	-1,802	0.2%	-4,159	0.3%
Exchange rate differences	-1,003	0.1%	-4,292	0.4%	-613	0.0%
Equity and income from joint ventures	-177	0.0%	309	0.0%	-899	0.1%
Other gains/(losses)	-4,478	0.4%	959	0.1%	4,037	0.3%
Income before taxes	161,110	15.0%	167,609	14.0%	167,465	12.9%
Income taxes	-37,133	3.5%	-34,705	2.9%	-46,674	3.6%
Net income for the year	123,977	11.5%	132,905	11.1%	120,792	9.3%
Attributable to:
Equity Holders of Parent Company	114,433	10.6%	123,036	10.3%	106,238	8.2%
Non controlling interest	9,544	0.9%	9,869	0.8%	14,553	1.1%

(1) Defined, for management purposes, as earnings before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes.

FISCAL YEAR ENDED DECEMBER 31, 2014 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2013

The major occurrences of the fiscal year ended 2014 were: (a) the 15% devaluation of the Chilean peso and the 48% devaluation of the Argentine peso during 2014; (b) higher marketing expenses which are consistent with our long-term strategy for developing strong brands coupled with increased distribution expenses in our Chilean operation; (c) the compensation received by our Argentine subsidiary CICSA, for the termination of the contract which allowed us to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina, and the license for the production and distribution of Budweiser beer in Uruguay; and (d) the Chilean Tax reform which became effective on October 1, 2014, bringing a series of changes to tax rates and tax schemes.

Net sales

Our Net sales were CLP1,297,966 million in 2014 compared to CLP1,197,227 million in 2013, representing an 8.4% increase, primarily due to higher sales volumes and higher per unit prices in all Operating segments. Net sales performance of each of our Operating segments during 2014 is described below:

Chile: Net sales increased 8.5% to CLP830,341 million as a result of 4.1% higher sales volume coupled with 4.2% higher average prices. Higher sales volumes were fueled partially by promotional activities performed throughout the year as well as good execution in the points of sale and effective marketing campaigns, which allowed us to increase our consolidated market share. Unit prices increased due to a higher sales mix, coupled with price increases throughout the year.

Rio de la Plata: Net sales increased 6.1% to CLP299,668 million due to 6.0% higher sales volumes, partially offset by 5.6% lower average prices. Volumes increased due to the contribution of 456 thousand hectoliters from the Paraguay operation.

Wine: Our Net sales of wine increased 13.2% to CLP172,349 million in 2014, from CLP152,255 million in 2013. The increase in sales was due to a 2.5% increase in sales volume and a 10.4% increase in average prices, mainly due to the export side of the business, which showed good performance mainly driven by Asia and Latin America exports, and the domestic business, where good execution allowed us to consolidate our leading position in value terms.

Cost of sales

The cost of sales consists primarily of the cost of raw materials, packaging, labor costs for production, personnel, depreciation of assets related to production, depreciation of returnable packaging, licensing fees, bottle breakage and costs of operating and maintaining plants and equipment. Our Cost of sales in 2014 was CLP604,537 million compared to CLP536,697 million in 2013, 12.6% increase from 2013. As a percentage of Net sales, Cost of sales increased to 46.6% in 2014 from 44.8% in 2013. The Cost of sales for our Operating segments during 2014 are described below:

Chile: The Cost of sales for our Chile Operating segment increased 11.7% to CLP383,559 million in the twelve months ended December 31, 2014, from CLP343,230 million in the twelve months ended December 31, 2013, primarily due to an increase in direct costs of 10.5% due to the 15% currency devaluation in Chile during the year, partially offset by lower commodity costs; and 14.9% higher manufacturing costs as energy and salaries rose. Cost of sales as a percentage of Net sales increased to 46.2% in the twelve months ended December 31, 2014 from 44.9% in the twelve months ended December 31, 2013.

Rio de la Plata: The Cost of sales of our Rio de la Plata Operating segment increased 20.2% to CLP136,175 million in the twelve months ended December 31, 2014, from CLP113,265 million in the twelve months ended December 31, 2013 mainly due an increase in direct costs of 27.6% due to the 48% devaluation of the Argentine peso coupled with high inflation in Argentina, which was not offset by our cost saving efforts. Cost of sales as a percentage of Net sales increased to 45.4% in the twelve months ended December 31, 2014 from 40.1% in the twelve months ended December 31, 2013.

Wine: The Cost of sales for our Wine Operating segment increased 5.0% to CLP97,524 million in 2014, from CLP92,864 million in 2013, mainly due to higher manufacturing costs as energy costs rose. Cost of sales, as a percentage of Net sales, decreased from 61.0% in 2013 to 56.6% in 2014, mainly due to lower input costs partially offset by a higher exchange rate.

Gross margin

Our Gross margin increased 5.0% to CLP693,429 million in 2014, from CLP660,530 million in 2013. As a percentage of Net sales, Gross margin decreased to 53.4% in 2014 from 55.2% in 2013.

Marketing, Selling, Distribution and Administrative Expenses

The Marketing and Selling, Distribution and Administrative expenses (“MSD&A”) primarily include advertising and promotional expenses, maintenance, distribution costs such as product transportation costs, services provided by third parties and other administrative expenses. Our MSD&A expenses increased 13.1% to CLP535,603 million in 2014, from CLP473,524 million in 2013. As a percentage of Net sales, our MSD&A increased to 41.3% in 2014 from 39.6% in 2013. The MSD&A performance of each Operating segment during 2014 is described below:

Chile: The MSD&A expenses of our Chile Operating segment increased 15.5% to CLP317,765 million in the twelve months ended December 31, 2014, from CLP275,203 million in the twelve months ended December 31, 2013. The increase in MSD&A was mainly due to higher marketing investments and distribution expenses of CLP14,681 million and CLP21,199 million respectively. As a percentage of Net sales, MSD&A increased to 38.3% in the twelve months ended December 31, 2014 from 36.0% in the twelve months ended December 31, 2013.

Rio de la Plata: The MSD&A of our Rio de la Plata Operating segment increased 7.9% to CLP154,300 million in the twelve months ended December 31, 2014, from CLP142,972 million in the twelve months ended December 31, 2013 due mainly to the Argentina operation. Cost saving programs were not enough to offset the increase in MSD&A due to higher marketing expenses of CLP3,988 million and higher administrative expenses of CLP6,516 million, all related mainly to inflationary pressures in the Argentinean operation. As a percentage of Net sales, our MSD&A increased to 51.5% in the twelve months ended December 31, 2014 from 50.6% in the twelve months ended December 31, 2013.

Wine: The MSD&A of our Wine Operating segment increased 9.2% to CLP50,284 million in 2014, from CLP46,036 million in 2013. This increase in MSD&A is primarily related to higher marketing expenses of CLP2,091 million and higher distribution costs of CLP901 million, caused by an increase in marketing to support our branding strategy. As a percentage of Net sales, our MSD&A for this segment decreased to 29.2% in the twelve month period ended December 31, 2014 from 30.2% in the twelve month period ended December 31, 2013 as higher Net sales compensated for the increase in MSD&A.

Other Operating Income/(expenses) and Exceptional items

The Other operating income/(expenses) increased in 2014 reaching CLP23,721 million, compared to Other operating income/(expenses) of CLP4,249 million in 2013, mainly due to the compensation received by our Argentine subsidiary CICSA, for the termination of the contract which allowed us to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina, and the license for the production and distribution of Budweiser beer in Uruguay. During 2014, we recognized as an Exceptional item the effect of CLP1,627 million associated with restructuring processes across Operating segments.

Operating Result

Our Operating Result decreased 4.4% to CLP179,920 million in 2014, as compared to CLP188,266 million in 2013, mainly due to a higher cost of sales and higher expenses, partially offset by the positive one-time effect of the compensation received by our Argentine subsidiary CICSA. The Operating Result performance of each of our Operating segments during 2014 is described below:

Chile: The Operating result for the Chile Operating segment decreased 12.0% to CLP129,740 million due to an increase of 15.5% in MSD&A expenses and an increase of 11.7% in Cost of sales as the currency devaluated and higher marketing expenses were incurred, partially offset by a 8.5% increase in Net sales. The Operating result margin decreased from 19.3% to 15.6% for the twelve months ended December 31, 2014.

Rio de la Plata: The Operating result for the Río de la Plata Operating segment increased 5.5% to CLP28,152 million due to the agreements reached with Cervecería Modelo S. de R.L. de CV. and Anheuser-Busch LLC, for the termination of the contract which allows CICSA to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina, and the license for the production and distribution of Budweiser beer in Uruguay. CICSA received in compensation for these agreements the amount of ARS277.2 million, equivalent to US$34.2 million.. The Operating result margin decreased from 9.5% to 9.4% for the twelve months ended December 31, 2014.

Wine: The Operating result from our wine Operating segment increased 91.9% to CLP24,780 million in 2014, from CLP12,913 million in 2013. The Operating result margin for this Operating segment increased from 8.5% to 14.4% for the twelve months ended December 31, 2014.

Net Financing Expenses

Our Net financing expenses decreased 31.6% to CLP10,821 million in 2014 as compared to CLP15,830 million in 2013. This decrease was primarily due to a lower level of Net financial debt in 2014.

Equity and income from joint ventures

CCU has 50% participation in both Cervecería Austral S.A., and Foods Compañía de Alimentos CCU S.A. The share of the gain/loss in the referred companies decreased to a loss of CLP899 million in 2014, from a gain of CLP309 million in 2013 mainly due to lower results in our joint ventures.

Result as per adjustment units and Exchange rate differences

The adjustment applied to our net liabilities due to Chilean inflation and foreign exchange fluctuations resulted in a net loss of CLP4,772 million in 2014, as compared to a net loss of CLP6,094 million in 2013. This variation is primarily due to higher foreign currency exchange differences partially offset by a lower Result as per adjustment units due to higher inflation during the year.

Other gains (losses)

Our Other gains increased from a net gain of CLP959 million in 2013 to a net gain of CLP4,037 million in 2014. The increase resulted from gains related to hedges covering foreign exchange variations on taxes.

Income taxes

Our income taxes for the twelve months ended December 31, 2014 amounted to CLP46,674 million, translating into an effective consolidated tax rate of 27.9%. Income taxes in 2013 amounted to CLP34,705 million translating into an effective consolidated tax rate of 20.7%. Income tax increased by CLP11,969 million mainly due to the tax rate increase for 2014 in Chile. The effect of the new tax rate of 21%, applicable from January 1, 2014, resulted in charges of CLP1,359 million against Income in 2014. The difference between assets and liabilities for deferred taxes which occur as a direct effect of the increase in the First Category Income tax rate introduced by Act No. 20,780, has been accounted against Net income. As of December 31, 2014, the total effect accounted against Net income was an amount of CLP14,520 million.

Net income for the year

Our Net income for the twelve months ended December 31, 2014 decreased 9.1%, from CLP132,905 million in 2013 to CLP120,792 million in 2014, primarily as a result of a 4.4% decrease in Operating Result and higher Income taxes.

Net income attributable to equity holders of parent company

Our Net income attributable to equity holders of our parent company decreased 13.7% from CLP123,036 million in 2013 to CLP106,238 million in 2014 for the reasons explained in the preceding paragraphs.

Non-controlling interests

Non-controlling interests increased from CLP9,869 million in 2013 to CLP14,553 million in 2014.

FISCAL YEAR ENDED DECEMBER 31, 2013 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2012

The major occurrences of the twelve months ended December 31, 2013 were: (a) significant increases in our expenses, which we were able to partially offset by increasing prices while protecting our market shares with commercial efforts and our innovative strategy, and (b) the strong and consistent growth of sales.

Net sales

Our Net sales were CLP1,197,227 million in 2013 compared to CLP1,075,690 million in 2012, representing an 11.3% increase, primarily due to higher sales volumes coupled with higher per unit prices on average.

The Net sales performance of our main Operating segments during 2013 is described below:

Chile: Net sales increased 13.1% to CLP765,196 million as a result of 12.4% higher sales volume coupled with 0.6% higher average prices. Sales volumes increased in all categories as a result of higher per capita consumption coupled with higher consolidated market share. Unit prices were higher on average as the sales mix in both the beer and pisco categories included more premium products.

Río de la Plata: Net sales increased 11.3% to CLP282,435 million as a result of 5.9% higher sales volume coupled with 5.1% higher average prices. Sales volumes increased mainly due to the increase in sales in the Uruguayan operation, partially offset by decreases in the Argentinean operation. Higher per unit prices were primarily as a result of price increases implemented at the end of 2013 in Argentina, as well as a higher percentage of premium products in our sales mix.

Wine: Net sales of wine increased 1.8% to CLP152,255 million in 2013, from CLP149,557 million in 2012. The increase in sales was due to a 1.9% average increase in unit prices partially compensated by a 0.1% decrease in sales volume. The 1.7% accumulated yearly average Chilean peso depreciation against the U.S. dollar positively influenced our exports.

Cost of sales

Our cost of sales in 2013 was CLP536,697 million compared to CLP493,087 million in 2012, an increase of 8.8%. However, as a percentage of Net sales, cost of sales decreased to 44.8% in 2013 from 45.8% in 2012.

Our cost of sales for our main Operating Segment during 2013 is described below:

Chile: The cost of sales for our Chilean operation increased 11.3% to CLP343,230 million in 2013, from CLP308,359 million in 2012, primarily due to higher volumes and lower cost per unit in non‑alcoholic categories as a percentage of Net sales. One-way packaging costs, which have a greater cost of sales on average, were higher due to changes in our sales mix, but the increase was partially offset by lower per unit raw material cost and decreased energy costs. Cost of sales as a percentage of Net sales decreased to 44.9% in 2013 from 45.6% in 2012 despite of the strong Chilean peso devaluation in the last quarter of the year.

Rio de la Plata: Cost of sales increased 13.2% to CLP113,265 million in 2013, from CLP100,033 million in 2012 mainly due to higher production costs in the CCU Argentina operation of CLP7,587 million, relating to items such as bottle depreciation, personnel and maintenance costs. Cost of sales as a percentage of Net sales increased to 40.1% in 2013 from 39.4% in 2012.

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

The MSD&A performance of our main Operating segments during the twelve months ended December 31, 2013 is described below:

Chile: The MSD&A of our Chilean operation increased 18.8% to CLP275,203 million in 2013, from CLP231,696 million in 2012. The increase in MSD&A was primarily attributable to higher distribution costs of CLP29,796 million due mainly to higher volumes and higher real salaries caused by low unemployment in Chile, as well as increased marketing expenses of CLP13,452 million to support a new innovation strategy and several new product launches in our brand portfolio. As a percentage of Net sales, MSD&A increased to 36.0% in 2013 from 34.2% in 2012.

Río de la Plata: The MSD&A of our Rio de la Plata segment increased 13.4% to CLP142,972 million in 2013, from CLP126,049 million in 2012 due mainly to the CCU Argentina business. The increase in MSD&A was primarily due to higher selling expenses of CLP12,633 million and higher distribution costs of CLP8,565 million, all related mainly to inflationary pressures in the Argentinean operation. As a percentage of Net sales, our MSD&A increased to 50.6% in 2013 from 49.7% in 2012.

Wine: The MSD&A of our wine segment increased 6.6% to CLP46,036 million in 2013, from CLP43,175 million in 2012. This increase in MSD&A was primarily related to higher marketing expenses of CLP1,162 million and higher distribution costs of CLP983 million due to higher real salaries caused by low unemployment in Chile. As a percentage of Net sales, our MSD&A for this segment increased to 30.2% in 2013 from 28.9% in 2012.

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

Net financing expenses

Net financing expenses increased 69.1% to a loss of CLP15,830 million in 2013 as compared to a loss of CLP9,362 million in 2012. This change was primarily due to higher debt in Argentina at ARS nominal interest rates, taken to renew the proprietary bottle park, partially offset by higher financial incomes from the current cash and cash equivalent in 2013 compared to 2012.

Equity and income from joint ventures

CCU has 50% participation in both Cervecería Austral S.A. and Foods Compañía de Alimentos CCU S.A. The share of the gain/loss in the referred companies increased 274.3% to a gain of CLP309 million in 2013, from a loss of CLP177 million in 2012.

Result as per adjustment units and exchange rate differences

The adjustment applied to our net liabilities due to Chilean inflation and foreign exchange fluctuations resulted in a net loss of CLP6,094 million in 2013, as compared to a net loss of CLP6,061 million in 2012. This variation is primarily due to higher foreign currency exchange differences partially offset by a better result as per adjustment units due a lower change in the UF value.

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

Liquidity and Capital Resources

Our principal source of liquidity has been cash generated by our operating activities, which amounted to CLP 138,845 million, CLP 194,155 million and CLP 173,622  million during the years 2012, 2013 and 2014, respectively.

Our cash flow from operations and working capital are our primary sources to meet both our short-term and long-term obligations. In the opinion of our management, they are sufficient for those purposes.

The principal component of cash flows generated by operating activities in 2014 were amounts collected from clients net of payments to suppliers of CLP 528,430 million compared to CLP 513,398 million in 2013 and CLP 464,649 million in 2012.

In 2014, our cash flows from financing activities totalled outflows of CLP132,156 million compared to inflows of CLP251,622 million in 2013 and outflows of CLP80,167 million in 2012. The principal components of cash flows used in financing activities consisted of other cash movement outflows of CLP81,471 million in 2014 mainly due to the payment of the series I bond (outflows of CLP3,162 million in 2013 and outflows of CLP3,545 million in 2012), of dividends paid of CLP65,316 million in 2014 (CLP63,681 million in 2013 and CLP66,117 million in 2012) and the repayment of bank borrowings of CLP20,766 million in 2014 (CLP22,344 million in 2013 and CLP62,425 million in 2012), and partially offset by the proceeds from short-term borrowings of CLP21,883 million in 2014 (CLP12,040 million in 2013 and CLP28,551 million in 2012), and the proceeds from long-term borrowings of CLP15,483 million in 2014 (CLP10,853 million in 2013 and CLP37,607 million in 2012). Additionally, we received a net amount of CLP326,663 million from our 2013 capital increase.

In 2014, our cash used in investment activities totalled CLP 238,970 million compared to CLP 136,918 million in 2013 and CLP 134,340 million in 2012. The principal components of cash used in investment activities in 2014 consisted of capital expenditures of CLP 227,863 million (CLP 122,451 million in 2013 and CLP 115,768 million in 2012) and payments made to obtain control of subsidiaries or other businesses of CLP 15,222 million (CLP 14,566 million in 2013 and CLP 19,522 million in 2012), partially offset by the proceeds from sale of assets of CLP2,587 million (CLP 1,741 million in 2013 and CLP 3,195 million in 2012).

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

As of December 31, 2014, we had CLP131,558 million (CLP313,647 million in 2013 and CLP54,996 million in 2012) in cash, time deposits and marketable securities, which does not include CLP83,217 million (CLP95,206 million in 2013 and CLP47,341 million in 2012) corresponding to readjustable promissory notes issued by the Central Bank and purchased under resale agreements. Indebtedness, including accrued interest, amounted to CLP187,153 million as of December 31, 2014. Short-term indebtedness included:

• CLP49,138 million of short-term bank borrowings

• CLP3,029 million of bonds payable

• CLP518 million of financial lease obligations

As of December 31, 2014, long-term indebtedness, excluding the current portion, comprised:

• CLP46,684 million of long-term obligations to banks,

• CLP70,908 million of long-term obligations to the public represented by bonds, and

• CLP16,875 million of long-term financial lease obligations.

On April 2, 2009 the Company issued two series of notes for UF 3 million and UF 2 million for a total of CLP104,188 million in order to refinance a previous loan of CLP30,000 million and a US$100 million syndicated loan that matured in November 2009. The conditions of the bonds are as follows:

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

As of December 31, 2014, some of our outstanding debt instruments required that we maintain certain financial ratios. The most significant covenants required us to maintain a consolidated interest coverage ratio of Adjusted Operating Result before Depreciation and Amortization (as calculated by CCU in accordance with particular debt instruments in order to measure such instruments’ financial covenants) to interest expenses equal to or higher than 3.00 to 1.00; to maintain a consolidated leverage ratio (the ratio of adjusted liabilities to adjusted equity) equal to or lower than 1.50 to 1.00 in CCU, 1.20 to 1.00 in VSPT and 2.00 to 1.00 in CPCh; a minimum consolidated equity of CLP 312,516.75 million, of CLP 83,337.8 million in VSPT and of UF770 thousand (CLP 18,963  million as of December 31, 2014) in CPCh; and a maximum indebtedness ratio of less than 3.00 to 1:00 from financial liabilities (bank loans, notes, and leasing obligations) to Adjusted Operating Result before Depreciation and Amortization. Furthermore, we were required to maintain a ratio of our unpledged assets over our unsecured liabilities of at least 1.2. The definition of, and calculation mechanics for, all covenants were established when we first entered into these debt instruments, and were based on Chilean GAAP, which are no longer in use since the Company adopted IFRS, as issued by the IASB. For that reason, the Company in 2010 adapted, with the consent of its creditors, these requirements to the new accounting standards and principles.

At December 31, 2014, we met all our financial debt covenants and had a consolidated interest coverage ratio of 10.83 to 1, a consolidated leverage ratio of 0.46 to 1. The consolidated adjusted equity attributable to equity holders of the parent company as of December 31, 2014 was CLP 1,085,367 million. Our ratio of unpledged assets over unsecured liabilities was 3.16.

None of our indebtedness, or that of our subsidiaries, contains any term that restricts our ability to pay dividends other than the requirement to maintain a minimum consolidated equity.

The following table summarizes debt obligations held by us as of December 31, 2014. The table presents principal payment obligations in millions of Chilean pesos by interest rate structure, financial instrument and currency, with their respective maturity dates and related weighted-average interest rates:

Interest - Bearing Debts as of December 31, 2014 - Cash
(millions of Ch$, except percentages)

			Contractual Maturity Date

Fixed Rate		Averge Int.Rate	2015	2016	2017	2018	2019	Thereafter	TOTAL
Ch$ (UF) (1)	Bonds	4.2%	5,485	5,801	5,801	5,801	5,801	71,546	100,236
Ch$ (UF) (1)	Banks	6.5%	7,583	2,746	18,743	6,088	6,088	28,911	70,159
US$	Banks	3.7%	1,076	241	241	0	0	0	1,557
EUR	Banks	0.6%	4,735	0	0	0	0	0	4,735
Argentine pesos	Banks	22.5%	32,995	6,453	3,958	1,963	1,587	0	46,956
Uruguayan pesos	Banks	16.4%	1,741	0	0	0	0	0	1,741

TOTAL			53,615	15,241	28,742	13,852	13,476	100,457	225,384

Variable rate		Averge Int.Rate	2015	2016	2017	2018	2019	Thereafter	TOTAL
US$	Banks	1.6%	5,364	4,956	4,956	0	0	0	15,276

TOTAL			5,364	4,956	4,956	0	0	0	15,276

(1) UF as of Dec 31, 2014

To hedge our market risks, we hold debt obligations in various currencies and enter into derivatives contracts. See “Item 11: Quantitative and Qualitative Disclosure about Market Risk.”

Our treasury policy is to invest in highly liquid financial instruments issued by first-class financial institutions. Investments are made primarily in Chilean pesos and U.S. dollars. As of December 31, 2014, we had invested CLP 182,590  million in Chilean peso related instruments.

The following table summarizes financial instruments, including time deposits and securities purchased under resale agreements (Repos), held by us as of December 31, 2014:

Short-Term Financial Instruments
(in millions of CLP)

Time deposits	99,373
Marketable securities	-
Repos	83,217
Total	182,590

Capital Expenditures Commitments

Our plans for capital expenditures through the 2018 period are displayed in the following table:

Operating segment		2015	2016	2017	2018
		(CLP Millions)

Chile		88,363	202,928	76,851	34,965
	As a percentage of Total	40.3%	73.7%	56.4%	41.8%
	Machinery and equipment	36,064	120,245	51,229	16,386
	Packaging	17,054	19,094	15,650	13,814
	Marketing assets	12,871	8,800	9,066	3,106
	Software and hardware	1,019	6	0	97
	Others	21,356	54,782	906	1,562

Rio de la Plata		32,081	35,716	24,183	20,594
	As a percentage of Total	14.6%	13.0%	17.8%	24.6%
	Machinery and equipment	8,396	12,356	4,178	2,236
	Packaging	13,730	13,945	10,297	10,297
	Marketing assets	6,124	7,414	7,414	6,355
	Software and hardware	1,510	18	0	0
	Others	2,321	1,983	2,295	1,706

Wine		17,583	6,656	8,024	7,819
	As a percentage of Total	8.0%	2.4%	5.9%	9.4%
	Machinery and equipment	3,989	538	1,808	1,919
	Packaging	1,543	0	0	0
	Marketing assets	27	320	311	284
	Software and hardware	98	0	0	0
	Others	11,926	5,797	5,905	5,616

Others		81,065	30,180	27,119	20,222
	As a percentage of Total	37.0%	11.0%	19.9%	24.2%

Total		219,092	275,479	136,177	83,600

During the years 2015 through 2018, we plan to make capital expenditures mainly to adapt, update and increase production capacity, installing new packaging lines, enhancing environmental protection, optimizing our distribution system and warehouse facilities, investing in additional returnable bottles and crates to replace obsolete inventories, adapting to new packaging formats and supporting industry volume growth. Capital expenditures are also directed to improving management information systems and making additional investments in marketing assets.

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

We expect to fund our capital expenditures through a combination of internally generated funds, long-term indebtedness and the 2013 capital increase.

Contractual Obligations

The following table summarizes our known contractual obligations as of December 31, 2014:

	Payments due by period
	(in million of CLP)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	Mare than 5 years
Long-Term Debt Obligations	204,838	57,298	51,281	24,714	71,546
Capital Lease Obligations (1)	35,821	1,681	2,891	2,338	28,911
Operating Lease Obligations (2)	281,373	109,910	79,105	30,048	62,310
Purchase Obligations (3)	227,854	77,613	59,393	27,824	63,024
Total	749,886	246,502	192,669	84,924	225,791

(1) Includes our obligations to lease our new headquarters building (see Note 27 to the financial statements).
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

Research and Development

Innovation is the driver that allows CCU to meet constantly evolving demand. Our research and development efforts to continuously satisfy the market by introducing new products and brands, although significant, do not involve material expenditures, as we have a close relationship with the companies that own the brands subject to license contracts. The relationship with the license owners is a constant resource in these matters as well as in the application of production best practices, providing access to the “state of the art” techniques and knowledge in the industry.

In 2003, we entered into two technical agreements with Heineken Brouwerijen B.V. for assistance regarding all technical issues related to the production and bottling of Heineken Lager, one for Chile and the other for Argentina. On October 12, 2011, we and Heineken Brouwerijen B.V. signed the Amended and Restated versions of the Trademark License Agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina, in effect as of January 1, 2011. These agreements have an initial term of 10 years, and shall automatically be renewed on January 1 of each year for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

In May 2005, we entered into a technical assistance agreement with Heineken Technical Services B.V.(currently Heineken Supply Chain B.V.) for certain operational aspects of our breweries, with an initial term of one year, renewable for subsequent periods of one year each. See “Item 6: Directors, Senior Management and Employees” and “Item 7: Major Shareholders and Related Party Transactions.”

The license agreement between CCU Argentina and Anheuser-Busch, signed in 1995, as amended, also provides us with both technical and marketing assistance for the production and marketing of Budweiser beer brand in Argentina. See “Item 4: Information on the Company – Business Overview – Production and Marketing –Rio de la Plata Operating segment.”

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

c) Deposits for returns of bottles and containers: Deposits for returns of bottles and containers corresponds to the liabilities registered by the guarantees of money received from customers for bottles and containers placed at their disposal and represents the value that will be returned to the customer upon return of the bottles and containers to the Company in good condition along with the original document. This value is determined by estimating the number of the bottles and containers in circulation that are expected to be returned to the Company over a period of time based on historic experience, physical counts held by clients and independent studies over the quantities that are in the hands of end consumers, valued at the average weighted guarantees for each type of bottle and container.

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

d) Severance Indemnities: As of December 31, 2014, the liabilities for mandatory severance indemnities have been determined at their current actuarial value, based on the accrued cost of the benefit, using an annual discount interest rate of 6% in Chile and 42.43% in Argentina. The calculation also considers several assumptions such as the estimated years of service that personnel will have at the date of their retirement, mortality rates and future salary increases.

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

Loans and financial obligations accruing interest are initially recognized at the fair value of the resources obtained, less costs incurred directly attributable to the transaction. After initial recognition, loans and obligations accruing interest are valued at their amortized cost. The difference between the net amount received and the value to be paid is recognized in the Consolidated Statement of Income during the term of the loan, using the effective interest rate method. Interest paid and accrued related to debts and obligations used in a financing operations appear under financial expense. Loans and obligations accruing interest with a maturity within a twelve-month period are classified as current liabilities, unless the Company has the unconditional right to defer the payment of the obligation for at least a twelve-month period after the financial statement closing date.

f) Accounting changes:  During the year ended December 31, 2014, there have been no significant changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected our audited consolidated financial statements.

Trend Information

The Chilean economy grew 1.9% in 2014, with an inflation rate of 4.6%. The GDP growth for 2015 had been estimated in the range of 1.8% to 3.5%. Average unemployment was 6.3% in 2014. We cannot assure you that the consumption of our products will vary in the same proportion as the overall economic indicators, since there is no perfect correlation. The conditions in particular sectors of the economy may have different impact in our business. Factors such as competition and changes in relative prices among the various types of beverages can affect the consumption of our products.

During December 2014, the current Chilean government has submitted a proposal to the Chilean parliament, for their approval, to reform employment rules and labor laws which might result in a more rigid labor market.

Also, subject to further health regulations, which approval is delayed, new food labeling rules will take effect. This new regulation, to be met by manufacturers, will gradually toughen rules and restrictions on the labeling, packaging information, and food advertising, among others.

The Chilean Congress is also currently discussing a bill that establishes, among others, a new regime of temporary entitlements for water rights on future rights to be granted, while introducing a system of revocation for those not in use. This bill is subject to revision during the course of its discussion, and it is currently unclear what final form it will take if enacted.

Electricity spot prices have increased significantly in the past years due to drought conditions and the postponement of investments in new capacity, specifically hydroelectricity and coal generation. All CCU plants have electrical power contracts, either regulated or agreed with distributors or generators, with prices tied to spot prices, coal prices and CPI (US consumer price index). A shortage is not foreseen in the upcoming years as electricity can be generated with fuel, though at a higher cost. Construction of new power generation plants remains uncertain.

Our main plants in Chile are supplied by Metrogas Quintero, a natural gas company, which imports gas from renewable sources at international prices. Accordingly, we do not foresee shortages as was the case in the past when the natural gas supply depended on Argentina.

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

ITEM 6: Directors, Senior Management and Employees

A.   Directors and Senior Management

The following table sets forth certain information with respect to our executive officers and members of our board of directors, as of March 2015:

Directors	Position	Position Held Since	At CCU Since
Andrónico Luksic	Chairman of the Board and Director	April 2013 (Chairman) November 1986 (Director)	November 1986
John Nicolson	Vice Chairman of the Board and Director	November 2008 (Vice Chairman) October 2008 (Director)	October 2008
Manuel José Noguera	Director	May 1987	May 1987
Francisco Pérez	Director	July 1998	February 1991
Philippe Pasquet	Director	June 2003	June 2003
Jorge Luis Ramos	Director	May 2011	May 2011
Carlos Molina	Director	April 2012	April 2012
Vittorio Corbo	Director	April 2012	April 2012
Pablo Granifo	Director	April 2013	April 2013
Senior Management	Position	Position Held Since	At Company Since
Patricio Jottar	Chief Executive Officer	July 1998	July 1998
Marisol Bravo	Corporate Affairs and Public Relations Manager	June 1994	July 1991
Felipe Arancibia	Chief Human Resources Officer	February 2014	April 2002
Diego Bacigalupo	Corporate Development Manager	January 2014	August 2013
Matías Bebin	CPCh General Manager	February 2014	October 2006
Felipe Benavides	Legal Affairs Manager	March 2015	March 2015
Francisco Diharasarri	ECUSA General Manager	October 2003	June 1985
Felipe Dubernet	Chief Financial Officer	February 2014	May 2011
Pedro Herane	Viña San Pedro General Manager	April 2013	May 2010
Stephen Koljatic	CCU Uruguay General Manager	September 2012	March 2001
Ronald Lucassen	Industrial Processes Corporate Manager	May 2014	May 2014
Hugo Ovando	CCU Chile General Manager	February 2014	September 1997
Martín Rodriguez	Head of Project Management Office	March 2015	March 2015
Fernando Sanchis	CCU Argentina General Manager	May 1995	November 1994

Andrónico Luksic (61), was appointed Chairman of the Board in April 2013 and has served as a Director since November 1986. He is currently a member of the Board of Cervecera CCU Chile, ECUSA, CCU Argentina, CICSA, Central Cervecera de Colombia S.A.S and CPCh. He is also currently Chairman of the Board of Quiñenco S.A. and LQ Inversiones Financieras S.A., Vice Chairman of the Board of Banco de Chile and Compañía Sud Americana de Vapores S.A., as well as a member of the board of directors of several other companies and institutions, including Antofagasta plc, Antofagasta Minerals, Nexans, Tech Pack S.A., Invexans S.A.  Mr. Luksic is a member of the APEC Business Advisory Council (ABAC) and vice chairman of the International Business Leaders’ Advisory Council for the Mayor of Shanghai.  He is a member of the International Advisory Board of  Barrick Gold, the International Advisory Council of the Brookings Institution, the Advisory Board of the Panama Canal Authority, and the Chairman’s International Council of the Council of the Americas.  In addition, Mr. Luksic is a Trustee Emeritus at Babson College, and a member the Harvard Global Advisory Council, the International Advisory Board of the Blavatnik School of Government at Oxford University, the International Advisory Boards of both the Tsinghua University School of  Economics and Management and the Fudan University School of Management, the Harvard Business School Latin America Advisory Board, the Dean’s Council at the Harvard Kennedy School, the Advisory Committee of the David Rockefeller Center at Harvard University,  and the Latin American Executive Board of the MIT Sloan School of Management.

John Nicolson (61), has served as our Director since October 2008 and was appointed as Vice Chairman in November 2008. He is the Chairman of IRSA and member of the Board of CCU Chile, ECUSA, CCU Argentina S.A., CICSA and CPCh. He was President of Heineken Americas and member of Heineken’s Executive Committee until 2013, having joined from Scottish&Newcastle following its acquisition by Heineken N.V. He is also a member of Heineken’s Executive Committee and a member of Edinburgh University’s Advisory Board. He received a degree in Marketing and Economics at the University of Strathclyde, Scotland, and also completed the Executive Program at Carnegie Mellon University, USA and the Directors’ Forum at London Business School, United Kingdom.

Manuel José Noguera (65), has served as our Director since May 1987.  He currently lends assistance to the Board of Quiñenco and  is a senior partner at the law firm Noguera, Larraín y Dulanto Ltda. He was the legal advisor for the Luksic Group for over 40 years. He received his law degree from the Pontificia Universidad Católica de Chile.

Phillipe Pasquet (76), has served as our Director since June 2003. He has been working for Heineken since 1976. He is member of the board of directors of VSPT, CPCh, Foods and IRSA. He received degrees from the École Supérieure de Commerce in Dijon, France, the Institut International de Commerce in Paris, and the Centre Européen d’Education Permanente in Fontainebleau, France.

Francisco Pérez (57), has served as Director since July 1998. He is Chief Executive Officer of Quiñenco since 1998. Prior to joining Quiñenco, he was our Chief Executive Officer between 1991 and 1998. He is member of the board of several companies, including CCU Chile, CICSA, CCU Argentina, ECUSA, CPCh, IRSA, Invexans S.A., Banco de Chile, Banchile Corredores de Seguros S.A., LQ Inversiones Financieras S.A., Viña San Pedro Tarapacá S.A.,  Sudamericana Agencias Aéreas y Marítimas S.A., Tech Pack S.A. (formely Madeco S.A.), Nexans and Hapag Lloyd.  Also he is chairman of the board of CSAV (Compañía Sud Americana de Vapores S.A.) and ENEX (Empresa Nacional de Energía Enex S.A.). He received a degree in Business Administration from the Pontificia Universidad Católica de Chile and a Master’s degree in Business Administration from the University of Chicago.

Jorge Luis Ramos (62), has served as our Director since May 2011. He is also currently a member of the board of directors of CCU Chile, VSPT, ECUSA, CPCh, Compañía Cervecera Kunstmann and IRSA, among others. Mr. Ramos was appointed Deputy President for Heineken Americas in 2010 until 2013. He currently provides assistance to other boards of Heineken joint ventures in Central America. He joined FEMSA in 1996 and became CEO of FEMSA Cerveza in 2006, after serving two years as Co-CEO. Mr. Ramos has a bachelor’s degree in Administration and Public Accounting from Tecnológico de Monterrey and an MBA degree from the University of Pennsylvania’s Wharton School of Business.

Carlos Alberto Molina (58), has served as our Director since April 2012. He is also member of the Board of CCU Chile, ECUSA, CCU Argentina S.A., CICSA and Central Cervecera de Colombia S.A.S. He has over 25 years of management and strategic consulting experience. He joined Heineken through the acquisition of Femsa Cerveza and is currently responsible for Business Development for Heineken Americas. Mr. Molina was previously in charge of Planning and Strategy in Femsa Cerveza. He was also a board member of Kaiser in Brazil. Prior to that, Mr. Molina was a Partner with Booz, Allen & Hamilton, a global business consulting firm. Mr. Molina is a Mexican citizen and has a BBA from the University of Houston, and an MBA from the University of Texas.

Vittorio Corbo (72), has served as our Director since April 2012. He is a Senior Research Associate at the Centro de Estudios Públicos in Santiago, Chile and also Professor of Economics at the Pontificia Universidad Católica de Chile and at the Universidad de Chile. He is currently member of the Board of Banco Santander-España, Banco Santander Chile and Endesa-Chile. He is also Chairman of the Board of SURA Insurance-Chile and economic consultant to several large corporations. Mr. Corbo holds a commercial engineering degree (with distinction) from Universidad de Chile and a Ph.D. in economics from MIT.

Pablo Granifo (56), has been appointed as a director in April 2013. He has been the Chairman of Banco de Chile since 2007 and the Chairman of VSPT since 2013. Additionally, he is Chairman of the boards of Banchile Asesoría Financiera S.A., Socofin S.A., Banchile Securitizadora S.A., and Banchile Administradora General de Fondos S.A., and a member of the executive committee of Banchile Corredores de Seguros limitada. He is also a member of the board of Empresa Nacional de Energía Enex S.A. He holds a Business Administration degree from the Pontificia Universidad Católica de Chile.

The shareholder’s meeting held on April 10, 2013 renewed the Board members for a term of three years. The current members are Messrs. Andrónico Luksic, John Nicolson, Philippe Pasquet, Francisco Pérez, Jorge Luis Ramos, Carlos Alberto Molina, Manuel José Noguera, Vittorio Corbo and Pablo Granifo.

Patricio Jottar (52), has served as our Chief Executive Officer since 1998. He is also currently a Director of CCU Chile, CCU Argentina, CICSA, ECUSA, VSPT, Foods, Aguas CCU, Bebidas CCU-Pepsico SpA, Promarca, Compañía Cervecera Kunstmann S.A. (“CCK”) and Central Cervecera de Colombia, and is Chairman of the Board of CPCh, Comercial CCU and Transportes CCU among others. Prior to joining us, he was Chief Executive Officer of Santander Chile Holding. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile and a Master’s degree in Economics and Business Administration from the Instituto de Estudios Superiores de la Empresa, in Barcelona, Spain.

Marisol Bravo (55), is our Corporate Affairs and Public Relations Manager and has been with us since 1991. Prior to her current position, she was Head of Special Projects. Before joining us, she was Assistant Manager of Marketing at Citicorp Mutual Funds. She received a degree in Business Administration from the Universidad de Chile.

Felipe Arancibia (40), is our Chief Human Resources Officer and assumed the position in January 2014. He has been with us since 2002, holding several positions in Finance and Business Development. The latest position was as of Corporate Finance and Investor Relations Manager. Prior to this position he was Global Finance Manager for Heineken International in Amsterdam and Business Development Manager for Heineken Brazil in Sao Paulo. Before this position he was the Planning and Finance Manager at ECUSA. He received a degree in Business Administration from Universidad de Los Andes in Chile and holds an Executive Scholar Program in Finance and Alumnus from Kellogg School of Management, Northwestern University and a certificate in Human Resources from the Ross School of Business from the University of Michigan and is also a part-time Professor of New Businesses development  at Universidad de Los Andes in Chile.

Diego Bacigalupo (35), is our Corporate Development Manager, holding that position since January 2014. He has been with CCU since August 2013. He is currently a member of the Board of PLASCO, Aguas CCU, Bebidas Bolivianas BBO and Nutrabien, amongst others. Prior to his current position, he was Strategic Planning Manager of CCU between August and December 2013. Prior to joining us, he worked at Quiñenco S.A. within its Business Development area. He received an Industrial Engineering degree from the Pontificia Universidad Católica de Chile and an MBA from MIT Sloan School of Management.

Matias Bebin (32), has been the General Manager of Compañía Pisquera de Chile since January 1, 2014. He is currently a member of the Board of Compañía Pisquera Bauzá S.A. and Transportes CCU. Prior to this position he was the Planning & Finance Manager for the company. He has been with us since 2006, working in different companies of the group like ECUSA and Aguas CCU. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile and a MBA from Berkeley University.

Felipe Benavides (39) is our Legal Affairs Manager, holding the position since March 2015. Previous to this position he was the Legal Affairs Manager at SMU since 2013. He was also a Senior Associate at Cariola, Diez, Pérez Cotapos and an International Associate for Debevoise & Plimpton LLP. He received his law degree from the Pontifica Universidad Católica de Chile and an LLM from Duke University.

Francisco Diharasarri (55), is the General Manager of ECUSA and has been with us since 1985.  Prior to his current position, he was General Manager of CCU Chile, General Manager of ECUSA and General Manager of PLASCO. He is also currently Chairman of the Board of Aguas CCU., PLASCO, Foods, Alimentos Nutrabien S.A., Manantial S.A. and is also a member of the Board of CRECCU, CICSA, Transportes CCU, Bebidas CCU-Pepsico, Bebidas del Paraguay, Bebidas Bolivianas BBO,  Promarca, among others. He received a degree in Civil Engineering from the Universidad de Chile.

Felipe Dubernet (45), is our Chief Financial Officer, holding that position since February 2014, and he has been with us since May 2011. He is currently a member of the Board of PLASCO, CRECCU and Transportes CCU, among others. Prior to his current position; he was Chief Procurement Officer CCU S.A. between May 2011 and January 2014. Prior to joining us, he worked 15 years at Unilever holding several positions in Supply Chain and Finance in Chile, Brazil and United States. He received a degree in Civil Engineering from the Pontificia Universidad Católica de Chile.

Pedro Herane (45) is the General Manager of VSPT and assumed the position as of April 2013. Additionally, he is a member of the board of Viña Valles de Chile S.A., Viña Ältair S.A., Viña del Mar de Casablanca S.A., Viñas Orgánicas S.P.T. S.A., Viña Santa Helena S.A. and Transportes CCU. Prior to his current position, he was in charge of the Domestic Market as Commercial Manager of VSPT. Prior to joining us, he was Senior Group Manager at Procter & Gamble for 10 years in multiple positions in Chile, Latin America and United States. He received a Bachelor’s degree in Business from University Adolfo Ibáñez in Chile and a Master’s degree in Marketing from the Paris School of Management (ESCP – EAP) in France.

Stephen Koljatic (39) is our General Manager of our operations in Uruguay as of September, 2012. Previously, he was our Corporate Development Manager from April 2010 until May 31, 2013. He joined the Company in 2001 as Finance Manager in the Karlovacka Brewery in Croatia. Between 2003 and 2005 he was Corporate Strategic Planning Manager and later in 2006 he became Finance Manager at Transportes CCU. In 2007 he joined Heineken’s Group Commerce in the Netherlands in the position of Global Sales & Distribution Development Manager until 2008. Prior to his current position he was Sales Manager at Comercial CCU, with responsibilities for northern Chile. Mr. Koljatic received his degree in Business Administration from the Pontificia Universidad Católica  de Chile in 1999 and an MBA from the same university in 2005.

Ronald Lucassen (50), has been the Industrial Processes Corporate Manager since May 2014. He is also currently a member of the Board of Transportes CCU. Prior to this position, Ronald worked for Heineken since January 1990. He has completed a number of international assignments, working as Brewery Manager for DB Breweries’ Waitemata brewery in New Zealand, Technical Manager of the Grande Brasserie de Nouvelle-Calédonie in New Caledonia and Technical Manager of the Hainan Brewery in China for Asia Pacific Breweries. His last position was Production Manager in the Zoeterwoude Brewery in the Netherlands before joining the CEE Region in 2008 as Supply Chain Director, Czech Republic. He holds a Mechanical Engineering degree and a Master’s degree from the Technische Universiteit Delft.

Hugo Ovando (45), is the General Manager of CCU Chile and assumed this position as of January 31, 2014. On June 1, 2013 he also assumed the position of Corporate Development Manager of CCU S.A. The latest was the General Manager of CPCh since April 30, 2010. He has been with us since 1997. He is also a director of Comercial CCU S.A., Transportes CCU Ltda., CICSA and Cervecería Austral S.A.. Prior to these positions, he was Corporate Projects Manager and Investor Relations Manager and Development Manager. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile and a MBA from Babson College.

Martín Rodriguez (54), is the Head of our Project Management Office, holding this new position since March 2015. He was at Quiñenco from 1999 to March 2015, as M&A Manager and Strategic Development Manager. He is also currently a Board member of CCU Chile, ECUSA and Foods and several other companies linked to Quiñenco. He received a degree in Business and Administration from the Pontificia Universidad Católica de Chile, and holds a Masters degree in Economics from the same University and an MBA from UCLA.

Fernando Sanchis (54), is the General Manager of CCU Argentina and has been with us since 1995. Prior to joining us, he was Chief Financial Officer of Embochile, a former PepsiCo bottler and held the same position at Uruguay’s PepsiCo’s bottler. He is also currently a Board member of CCU Argentina and Bebidas del Paraguay, amongst others. He received an accounting degree from the University of Buenos Aires in Argentina.

Our senior managers are full time employees; therefore, they do not perform business activities outside us.

The principal business activities of our 2014 directors are summarized in the following table:

Directors	Business Activities
Andrónico Luksic	Chairman of CCU
John Nicolson	Vice Chairman of CCU
Manuel José Noguera	Director of Companies
Philippe Pasquet	Director of Companies related to Heineken
Francisco Pérez	Quiñenco’s CEO
Jorge Luis Ramos	Director of Companies
Carlos Molina	Business Development for Heineken Americas
Vittorio Corbo	Director of Companies
Pablo Granifo	Chairman of Banco de Chile and VSPT

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

B.   Compensation

For the year ended December 31, 2014, the aggregate amount of compensation paid by us to all our Directors was CLP 2,352 million.

The Board of Directors’ compensation is determined by the shareholders at the annual shareholders’ meeting. The board’s compensation, approved at our shareholders’ meeting held on April 9, 2014, consists of a monthly attendance fee of UF100 per board member and UF200 for the Chairman, along with a profit-sharing amount equal to 3% of distributed dividends for all board members, proportionately. If distributed dividends exceed 50% of our liquid profits, the profit-sharing amount will be calculated over a maximum of 50% of our liquid profits. Additionally, board members who participate in the business committee receive UF17 for each meeting they attend. Law N°18,046 introduced a mandatory remuneration for the board members who are members of the directors’ committee, consisting of, at a minimum, one third of the remuneration a board member receives in such capacity. The shareholders´ meeting of April 10, 2013 approved that this remuneration was to be paid with UF34 for each meeting the board member attends and the remaining portion, up to the mandated one third, will be paid once the total amount of the compensation paid to the board member is known. Furthermore, board members who sit on the audit committee receive a monthly compensation of UF25. The described compensation package was also approved for 2014 and 2015 at shareholders’ meetings held on April 9, 2014 and on April 15, 2015, respectively.

In 2014, the total compensation paid by us and our subsidiaries to each of our directors for services rendered was as follows:

	Attendance	Dividend
Director	Meetings fee	Participation(1)	Total
	(in thousands of CLP)
Andrónico Luksic	19,070	205,060	224,130
Guillermo Luksic	-	51,265	51,265
John Nicolson	26,348	205,060	231,408
Jorge Luis Ramos	33,521	205,060	238,581
Manuel José Noguera	28,693	205,060	233,753
Philippe Pasquet	113,976	205,060	319,037
Francisco Pérez	113,976	205,060	319,037
Carlos Molina	28,693	205,060	233,753
Vittorio Corbo	113,976	205,060	319,037
Pablo Granifo	28,693	153,795	182,488
(1) Includes the remuneration for members of the Audit, Directors and Business Committees.

For the year ended December 31, 2014, the aggregate amount of compensation paid to our senior managers, to other managers and to the principal executives, was CLP 10,941  million. We do not and are not required under Chilean law to disclose to our shareholders or otherwise make public information as to the compensation of our individual senior managers.

We do not maintain any stock option, pension or retirement programs for our directors or senior managers.

C.   Board Practices

We are managed by our board of directors which, in accordance with our bylaws (Estatutos), is formed by nine directors who are elected at the annual shareholders’ meeting. The entire board of directors is elected for three years. The board of directors may appoint replacements to fill any vacancies that occur during periods between annual shareholders’ meetings. If such vacancy occurs, the entire board of directors must be renewed at the next following shareholders’ meeting. On April 10, 2013, at the annual shareholders’ meeting, the entire board of directors was renewed for a term of three years and the board members elected were Messrs. Andrónico Luksic, John Nicolson, Vittorio Corbo, Manuel José Noguera, Carlos Molina, Philippe Pasquet, Francisco Pérez, Jorge Luis Ramos and Pablo Granifo. None of our directors is party to a service contract with us or any of our subsidiaries that provides for benefits upon termination.

Our senior managers are appointed by the board of directors and hold office at the discretion of the board of directors. There are regularly scheduled meetings of the board of directors once a month; extraordinary meetings are specially summoned by the Chairman, at the request of one or more board members where prior qualification of the necessity of such meeting has been met and, in any case, if requested by the absolute majority of the directors.The board of directors does not have an executive committee. Nevertheless, we have a business committee consisting of certain board members which meets only on those occasions where it is necessary to review issues of special relevance which are later to be considered by the full board.

Directors Committee

The Directors’ Committee discussions, agreements, and organization are regulated, in every applicable matter, by the Chilean Corporations Act provisions relating to board of directors’ meetings.  The directors committee shall inform the board of directors about the manner in which it will request information and about its resolutions.

In addition to the general liabilities imputable to any director, the directors that compose the directors’ committee shall, in the exercise of their duties, be jointly and severally liable for any damage caused to the corporation or the shareholders.

According to the Chilean Securities Market Law and the Chilean Corporations Act, corporations whose market capitalization reaches or exceeds 1.5 million Unidades de Fomento (as of March 31, 2015 approximately CLP36,935 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares, shall designate a comité de directores or “directors’ committee” and appoint at least one independent director. The directors’ committee shall be composed of three members and at least one member shall be independent. If the market capitalization or stock percentage falls below this threshold, the obligation to designate a directors’ committee no longer applies. However, corporations which do not meet these requirements may voluntarily assume the obligations concerning the directors committee, in which case they shall strictly follow the provisions of the Chilean Corporations Act.

Pursuant to the Chilean Corporations Act, the powers and duties of the directors committee are as follows:

•         to examine the independent accountants’ reports, the balance sheets, and other financial statements submitted by the corporation’s managers or liquidators to the shareholders, and issue an opinion about them prior to their submission for shareholder approval;

•         to propose to the board of directors the independent accountants and the risk rating agencies, which the board must then propose to the shareholders. Should the board of directors disagree with the directors committee’s proposal, the board shall be entitled to make its own proposal, submitting both to the shareholders for their consideration;

•         to examine the documentation concerning related-party transactions of the company and its subsidiaries, and to produce a written report on such transactions. A copy of the report shall be delivered to the board, and shall be read at the board meeting in which the transaction is presented for approval or rejection;

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

Regarding related party transactions mentioned in the third bullet point above, Chapter XVI of the Chilean Corporations Act applies to open stock corporations and its subsidiaries, while dispositions of Articles 44, 89 and 93 of the Chilean Corporations Act, are applicable only to closed corporations, which are not subsidiaries of an open stock corporation. See “Item 7: Major Shareholders and Related Party Transactions.”

Pursuant to the Chilean Corporations Act, no person shall be considered independent who, at any time during the previous eighteen months:

1.  Maintained any relationship, interest or economic, professional, credit or commercial dependence, of a nature and relevant volume, with the company, other companies of the financial conglomerate to which the company belongs, its comptroller, or principal executive officer of any one of them, or was a director, manager, administrator, principal executive officer or advisor of such companies;

2.  Was a close relative (i.e., parents, father/mother in law, sisters, brothers, sisters/brothers in law), to any one of the persons referred to in 1 above;

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

Should there be more than three directors entitled to participate in the directors’ committee, the board of directors shall elect the members of the directors committee by unanimous vote. Should the board of directors fail to reach an agreement, preference to be appointed to the committee shall be given to directors elected with the highest percentage of votes cast by shareholders that individually control or possess less than 10% of the company’s shares. If there is only one independent director, such director shall appoint the other members of the committee among non-independent directors. Such directors shall be entitled to exercise full powers as members of the committee. The chairman of the board of directors shall not be entitled to be appointed as a member of the committee nor any of its subcommittees, unless he is an independent director.

To be elected as independent director, the candidates must be proposed by shareholders that represent 1% or more of the shares of the company, at least 10 days prior to the date of the shareholders' meeting called to that end.

The candidate who obtains the highest number of votes shall be elected as independent director.

At the shareholders meeting held on April 10, 2013, a new board of directors was appointed for a three year term. Mr. Vittorio Corbo was elected as independent director in accordance with Article 50 bis of the Chilean Corporations Act.

In the board meeting held on April 10, 2013, the independent director Mr. Vittorio Corbo, in accordance with the above-referenced law, appointed Messrs. Philippe Pasquet and Francisco Pérez as members of our directors’ committee, which is composed of the three directors above mentioned.

The members of the directors committee receive a remuneration the amount of which is established annually by the shareholders, taking into consideration the duties that the directors’ committee members shall perform, which shall not be less than a third of the remuneration of a regular director. The remuneration of our directors committee members, as approved at the shareholders’ meeting of the company held on April 10, 2013, is 34 Unidades de Fomento (as of March 31, 2015, approximately CLP 837.2 thousand) per attendance at a directors committee meeting plus the amount required to complete the remaining third of the remuneration of a regular director. The same remuneration package was approved for 2014 and 2015, at the shareholders’ meetings of the company held on April 9, 2014 and April 15, 2015, respectively.

The shareholders shall determine the budget of the directors committee and those of its advisors, which, pursuant to Chilean Corporations Act, shall not be less than the aggregate amount of the annual remuneration of the committee members. The directors committee shall be allowed to request the recruitment of professionals to fulfill its duties within the limits imposed by the budget. The activities of the directors’ committee, the annual report of the performance of its duties and its expenses, including its advisors’ expenses, shall be included in the annual report and conveyed to the shareholders. The budget of the directors’ committee and its advisors, approved at the shareholders’ meeting of the company held on April 15, 2015, shall be equal to the aggregate amount of the annual remuneration of the committee members.

Audit Committee.  In accordance with provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the corporate governance rules of the New York Stock Exchange (the “NYSE Rules”) applicable to us as a foreign private issuer with securities listed on a U.S. national exchange, we have an audit committee.

At the board of directors meeting held on April 10, 2013, following the election of a new board at the shareholders´ meeting, the board of directors appointed the following directors to our audit committee: Vittorio Corbo and Philippe Pasquet. Mr. Pasquet and Mr. Corbo meet the independence criteria under the Exchange Act and under the NYSE Rules. The board of directors also resolved that directors Mr. Jorge Luis Ramos and Mr. Francisco Pérez shall participate in the audit committee´s meetings as observers.

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

D.   Employees

The following table shows the breakdown of our employees by operating segments as of December 31 for each of the years listed below:

	2012	2013	2014

Chile	1,965	2,083	2,514
Rio de la Plata	1,362	1,442	1,857
Wine	1,120	1,180	1,206
Others (1)	2,033	2,184	2,265
Total	6,480	6,889	7,842

(1) Includes our corporate office, PLASCO, TCCU, CRECCU and Comercial CCU.

All employees who are terminated for reasons other than misconduct are entitled by law to receive a severance payment. In the last three years, we made severance payments in the amounts of CLP 2,880 million, CLP 3,244 million and CLP 9,258 million, respectively.

In Chile, permanent employees are entitled to the basic payment, as required by law, of one month’s salary for each year, or six-month portion thereof, worked. This condition is subject to a limitation of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981.  Severance payments to employees hired before August 14, 1981 are not subject to this limitation. Our employees who are subject to collective bargaining agreements have a contractual benefit to receive a payment in case of resignation, consisting of a payment of one monthly base salary for each full year worked, not subject to a limitation on the total amount payable but subject to a limitation on the total number of employees who can claim the severance benefit during any one year. In 2014, we laid off 607 employees.

Chile Operating segment, Wine Operating segment and Other

As of December 31 of the last three years, we had a total of 5,118, 5,447 and 5,985 permanent employees in Chile, respectively. As of December 2014, 3,381 were represented by 44 labor unions.  The average tenure of our permanent employees was approximately eight years.

Unionized employees represent approximately 57% of our total permanent workforce. Our management believes it generally has a good relationship with the labor unions representing our employees.

During 2014, 2,238 employees renewed their collective contracts, most of them for a period of two years.

We do not maintain any pension fund or retirement program for our employees. Workers in Chile are subject to a national pension fund law which establishes a system of independent pension plans, administered by Administradoras de Fondos de Pensiones (“AFPs”). We have no liability for the performance of the pension plans or any pension payments to be made to our employees.

In addition to our permanent work force, as of December 31, 2014, we had 342 temporary employees, who were hired for specific time periods to satisfy short-term needs.

Rio de la Plata Operating segment

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

In Argentina, unionized employees represent approximately 66% of our total permanent workforce, moreover in Uruguay this number represent 75% of our total permanent workforce.

In addition to our permanent work force, as of December 31, 2014, we had 534  temporary employees, who were hired for specific time periods to satisfy short-term needs.

E.   Share Ownership

Except as disclosed in “Item 7: Major Shareholders and Related Party Transactions – Major Shareholders,” as of March 31, 2015, our senior management and our board members in the aggregate owned less than one percent of our shares.

We do not maintain stock option or other programs involving our employees in the capital of the Company.

ITEM 7: Major Shareholders and Related Party Transactions

A.   Major Shareholders

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

As of March 31, 2015, JPMorgan Chase Bank N.A. (“JPMorgan”), the Depositary for our ADR facility, was the record owner of 53,981,191 shares of our common stock (14.6% of the outstanding common stock) deposited in our ADR facility.

As of March 31, 2015, we had 4,352  shareholders of record. To the best of our knowledge18 shareholders are not Chilean, excluding ADR holders, and of those 18 non-Chilean shareholders, two are U.S. corporations with a total of 46,760 (0.01%) shares of common stock. Non-Chileans can also hold shares in custody of private banks. However, as that information is not publicly available, we have included seven custodians as part of the 18 non-Chilean shareholders although we have no citizenship information relating thereto. All shareholders have equal voting rights.

IRSA is a privately held Chilean corporation formed for the sole purpose of owning a controlling interest in us. IRSA is owned 50% by Quiñenco, which is a holding company of the Luksic Group, and 50% by Heineken Chile Ltda., a subsidiary of Heineken International. IRSA directly owns 196,421,725 shares of our common stock and indirectly, through Inversiones IRSA Ltda., 25,279,991 additional shares of our common stock. Inversiones IRSA Ltda. is a wholly-owned subsidiary of IRSA.

B.   Related Party Transactions

Regarding related party transactions, Chapter XVI of the Chilean Corporations Act is applicable to open-stock corporations and their subsidiaries, while Articles 44, 89 and 93 are only applicable to closed corporations which are not subsidiaries of an open-stock corporation.

Pursuant to Chapter XVI of the Chilean Corporations Act referenced above, a related-party transaction shall be any and all negotiation, agreement or operation between the open-stock corporation and any one of the following:

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

The following persons are considered under the Chilean Securities Market Law to be related persons:

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

The Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros, or “SVS”) may presume that any individual or corporate entity is related to a company if, because of relationships of equity, administration, kinship, responsibility or subordination, the person:

•         whether acting alone or in agreement with others, has sufficient voting power to influence the company’s management

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

Additionally, pursuant to Article 147 of Chapter XVI of the Chilean Corporations Act, an open-stock corporation shall only be entitled to enter into a related-party transaction when it is in the interest of the company, the price, terms and conditions are similar to those prevailing in the market at the time of its approval and the transaction complies with the requirements and procedures stated below:

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

4.  In the event that an absolute majority of the members of the board of directors should abstain from voting, the related-party transaction shall only be executed if it is approved by the unanimous vote of the members of the board of directors not involved in such transaction, or if it is approved in a shareholders' extraordinary meeting by two-thirds of the voting shares of the company.

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

6.  When the directors of the company must decide on a related party-transaction, they must expressly state the relationship with the transaction counterparty or the interest involved. They shall also express their opinion on whether the transaction is in the best interest of the corporation, their objection or objections that the directors' committee may have expressed, as well as the conclusions of the reports of the advisors. The opinions of the directors shall be made available to the shareholders the day after they were received by the company, at the business offices of the company as well as on its internet site, and such arrangement shall be reported by the company as a “Relevant Fact.”

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

Notwithstanding the above, the following related party transactions may be executed, pursuant to letters a), b) and c) of Article 147 of the Chilean Corporations Act, without complying with the requirements and procedures stated above, with prior authorization by the board:

1. Transactions that do not involve a “material amount.” For this purpose, any transaction that is both greater than 2,000 Unidades de Fomento (as of March, 31, 2015, approximately CLP49.2 million) and in excess 1% of the corporation’s equity, or involving an amount in excess of 20,000 Unidades de Fomento (as of March 31, 2015, approximately CLP 492.5 million) shall be deemed to involve a material amount. All transactions executed within a 12 month period that are similar or complementary to each other, with identical parties, including related parties, or objects, shall be deemed to be a single transaction.

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

Our corporate support units and strategic service units provide shared services to all the organization through service level-agreements. Shared services are provided in a centralized manner to capture the synergies between the different units. Service-level agreements are annual contracts specifying the services to be provided as well as the variables used to measure the levels of service and their prices. Service levels are evaluated directly by users three times a year.

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

On October 12, 2011, we and Heineken Brouwerijen B.V. signed the Amended and Restated versions of the Trademark License Agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina, in force as of January 1, 2011. These agreements have an initial term of 10 years, and automatically renew on January 1 of each year for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

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

Additionally, a Technical Assistance Agreement was executed with Heineken Technical Services B.V.(currently Heineken Supply Chain B.V.) on May 4, 2005, whereby the latter was appointed, on a non-exclusive basis, as our technical advisor in respect of operational aspects of our breweries, including also special services regarding project engineering for extensions of the breweries’ capacity and construction of new plants, assistance in development of new products, production methods and distribution systems as well as advice on purchasing systems, among others. This agreement has an initial term of one year as from May 4, 2005, renewable for subsequent periods of one year each, unless either party gives at least three months’ prior written notice to the other of its intention to terminate this agreement. This agreement has been renewed automatically each year.

Finally, in July 2014 we amended and restated the Framework Agreement entered with Banco de Chile, a Quiñenco subsidiary, which was in effect as of May 1, 2003, for the rendering of banking services to us and certain of our subsidiaries and affiliates, including, among others, payment to suppliers and shareholders, cashier service, transportation of valuables and payment of salaries.

Since the establishment of our directors’ committee in 2001, as required by the Chilean Corporations Act, it has reviewed all related-party contracts, before being sent to our board of directors for approval, which was standard practice prior to the creation of the directors’ committee. The above does not include related-party transactions executed according to the practice policy adopted on July 6, 2011 by the board of directors in respect of transactions mentioned in letters a), b) and c) of Article 147 of the Chilean Corporations Act. Our principal related-party contracts include rental of properties, the rendering of services and product sales.

Our principal transactions with related parties for the twelve-month period ended December 31, 2014, are detailed below:

Company	Relationship	Transaction	Amount (in millions of CLP)
Heineken Brouwerijen B.V.	Related to the controlling shareholder	Products sale / license / technical assistance / billed services	6,939
Amstel Brouwerijen BV	Related to the controlling shareholder	License and technical asssintance	162
Nestle Waters S.A.	Shareholder of subsidiary	Royalty paid	204
Nestle Chile S.A.	Shareholder of subsidiary	Dividends paid	2,582
Cervecería Kunstmann Ltda.	Shareholder of subsidiary	Product sales / Billed services	341
Cervecera Valdivia S.A.	Shareholder of subsidiary	Dividends paid	511
Comercial Patagona Ltda.	Subsidiary joint venture	Marketing service / products sales	1,636
Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Shareholder of subsidiary	Loan / Supply contract / Purchase grape / Dividends paid	5,745
Compañía Chilena de Fósforo S.A.	Shareholder of subsidiary	Dividends paid	1,638
Inversiones y Rentas S.A.	Controlling shareholder	Dividends paid /Office rental	32,713
Cervecería Austral S.A.	Joint venture	Sales of products / royalty paid / royalty collected / Purchase of products	4,493
Banco de Chile	Related to the controlling shareholder	Transport of securities / Sales of products / Derivatives / Investments / Interests / Leasing paid	184,825
Foods Compañía de Alimentos CCU.S.A.	Joint venture	Interests / Remittance send / Remittance received / Billed services / Purchase of products / Consignation sales / Sales of products	93,616
Alusa S.A.	Related to the controlling shareholder	Purchase of products	1,562
Canal 13 S.P.A.	Related to the controlling shareholder	Adversiting	3,318
Banchile Corredores de Bolsa S.A.	Related to the controlling shareholder	Investments	315,790
Viña Tabalí S.A.	Related to the controlling shareholder	Billed services / Sales of fixed assets	80
Fondo de Inversión Privado Mallorca	Related subsidiary	Dividends paid	17

See Note 16 to our Consolidated Financial Statements for detailed information.

C.   Interests of Experts and Counsel

Not applicable.

ITEM 8: Financial Information

A.   Consolidated Statements and Other Financial Information

See “Item 18: Financial Statements” and “Item 19: Exhibits” for the Company's Financial Statements and notes, audited by PricewaterhouseCoopers.

Wine Exports

We, through our subsidiary VSPT, exported wine to more than 80 countries in 2014. VSPT is the second-largest wine exporter in Chile. See “Item 4: Information on the Company – Business Overview – Operating Segments Information – Our Wine Operating Segment.”

The following table presents our total wine exports by volume, in millions of Chilean pesos as of December of the last three years as percentage of total sales for the last three years:

	2012	2013	2014

Exports (thousands of liters)	70,577	69,649	66,936
% of total consolidated sales	2.86%	3.18%	2.92%

Exports (CLP million)	91,536	91,579	102,279
% of total consolidated sales	8.51%	7.65%	7.88%

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

Our board of directors announced at our annual shareholders’ meeting held on April 9, 2014, its dividend policy for future periods, authorizing the distribution of cash dividends in an amount at least equal to 50% of our Income of the Year Attributable to Equity Holders of the Parent Company under IFRS for the previous year. Our dividend policy is subject to change in the future due to changes in Chilean law, capital requirements, economic results and/or other factors. During our annual shareholders’ meeting held on April 9, 2014, a dividend of CLP 103.48857 per share of common stock was approved, in addition to the interim dividend of CLP 63 per share of common stock distributed in January 10, 2014. Together, these dividend payments amounted to CLP 166.48857 million, representing 50.0% of the “Income of the Year Attributable to Equity Holders of the Parent Company” for 2013. The board of directors, in its meeting held on December 2, 2014, approved the distribution, with a charge to 2014’s profits, of an interim dividend of CLP 63 per share of common stock (CLP 126 per ADR using the new ratio as of December 20, 2012 of 1 ADR to 2 common shares), totaling CLP 23,278,680,936, which was paid on January 9, 2015. Additionally, the board of directors, in its meeting held on March 3, 2015, resolved to propose to the next regular shareholders meeting, the distribution, with a charge to 2014’s profits, of a final dividend of CLP 98.78138 per share of common stock (CLP 197.56276 per ADR). The proposal, representing a total payment of CLP 36,500,003,610, was approved at our last annual shareholders’ meeting held on April 15, 2015 and the final dividend was paid beginning April 23, 2015 to the shareholders of record as of April 17, 2015.

Dividends are paid to shareholders of record on midnight of the fifth business day, including Saturdays, preceding the date set for payment of the dividend. The holders of ADRs on the applicable record dates are entitled to dividends declared for each corresponding period.

The following table sets forth the amounts of interim and final dividends and the aggregate amounts of such dividends per share of common stock and per ADS in respect of each of the years indicated:

Year ended December 31,	Interim	CLP Per share (1)		Interim	US$ Per ADS (2)
		Final (3)	Total		Final (3)	Total

2010	58	115.78	173.78	0.23	0.50	0.73
2011	61	131.70	192.70	0.24	0.54	0.78
2012	63	116.64	179.64	0.27	0.49	0.76
2013	63	103.49	166.49	0.24	0.37	0.61
2014	63	98.78	161.78	0.21	0.32	0.52
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

B.   Significant Changes

Nothing to report.

ITEM 9: The Offer and Listing

A.   Offer and Listing Details

For the periods indicated, the table below sets forth the reported high and low closing sales prices for the Common Stock on the Santiago Stock Exchange as well as the high and low sales prices of the ADSs as reported by the NYSE:

	Santiago Stock Exchange		NYSE(1)
	(per share of common stock)		(per ADS)

	High	Low	High	Low
	(CLP)	(CLP)	(US$)	(US$)
Years
2010	5,920	3,823	24.57	14.22
2011	6,800	4,720	25.48	19.20
2012	7,900	6,015	32.77	24.10
2013	8,210	5,900	34.95	22.89
2014	6,900	5,600	24.22	17.89
2015 (through Mar. 31)	6,500	5,479	20.90	17.73

2012
1st quarter	7,699	6,015	31.66	24.10
2nd quarter	7,900	6,120	32.77	24.11
3rd quarter	6,814	6,041	28.75	24.83
4th quarter	7,650	6,555	32.00	27.09
2013
1st quarter	7,997	7,375	34.07	31.06
2nd quarter	8,210	6,400	34.95	24.95
3rd quarter	7,850	6,500	30.25	26.00
4th quarter	6,985	5,900	27.95	22.89
2014
1st quarter	6,400	5,670	24.22	20.46
2nd quarter	6,900	5,804	23.94	21.02
3rd quarter	6,750	6,200	23.79	21.02
4th quarter	6,594	5,600	22.13	17.89

Last six months
October 2014	6,594	5,988	22.13	20.35
November 2014	6,380	6,100	21.62	20.53
December 2014	6,350	5,600	20.78	17.89
January 2015	6,100	5,479	19.90	17.73
February 2015	6,100	5,614	19.37	17.95
March 2015	6,500	5,700	20.90	17.86

(1)     On December 20, 2012, there was an ADR ratio change from 1 ADR to 5 common shares, to a new ratio of 1 ADR to 2 common shares. Prices shown above take into account this change.

Significant trading suspensions of the Company's stock have not occurred in the last three years.

B.   Plan of distribution

Not applicable.

C.   Markets

Our common stock is currently traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaíso Stock Exchange under the symbol “CCU.” The Santiago Stock Exchange accounted for approximately 83.9%, 90.1% and 87.7% of the trading volume of our common stock in Chile in the last three years, respectively. The remaining 16.1%, 9.9% and 12.3% respectively, was traded mainly on the Chile Electronic Stock Exchange. Shares of our common stock were traded in the United States on the NASDAQ Stock Market between September 24, 1992 and March 25, 1999 and on the NYSE since March 26, 1999, in the form of ADSs, under the symbol “CCU”, with such ADSs being evidenced by ADRs, which until December 20, 2012, had each represented five shares of our common stock. Starting on December 20, 2012, the ratio was changed so that each ADS represented two shares of our common stock. The ADSs are issued under the terms of a deposit agreement dated September 1, 1992, as amended and restated on July 31, 2013, among us, JPMorgan, as depositary, and the holders from time to time of the ADSs.

The trading volume of our ADSs in the NYSE in the last three years is as follows:

Year	Quarter	Traded Volume(1)
		(thousands of ADS)

2012	1st quarter	6,023
	2nd quarter	8,901
	3rd quarter	6,459
	4th quarter	6,119
	Total	27,502

2013	1st quarter	6,030
	2nd quarter	9,663
	3rd quarter	12,430
	4th quarter	11,706
	Total	39,829

2014	1st quarter	12,052
	2nd quarter	10,094
	3rd quarter	9,642
	4th quarter	10,771
	Total	42,559

(1)     On December 20, 2012, there was an ADR ratio change from 1 ADR to 5 common shares, to a new ratio of 1 ADR to 2 common shares. Volumes shown above take into account this change.

D.   Selling Shareholders

Not applicable.

E.   Dilution

Not applicable.

F.   Expenses of the Issue

Not applicable.

ITEM 10: Additional Information

A.   Share Capital

Not applicable.

B.   Memorandum and Articles of Association

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

The last amendment to our articles of association, which incorporates the resolutions of the extraordinary shareholders’ meeting held on June 18, 2013, that approved to increase the capital of the company, by the issuance of 51,000,000 shares, were set forth in a public deed dated June 18, 2013, executed before the notary public of Santiago, Eduardo Diez Morello, an extract of which was recorded on the folio 48,216 N° 32,190 of the Santiago Registry of Commerce for 2013, published in the Official Gazette on June 25, 2013.

Under Article 4 of our bylaws, the corporation’s principal purpose is to produce, manufacture and market alcoholic and non-alcoholic beverages, to manufacture containers and packaging, and to provide transportation services, among other businesses.

Directors. Under the Chilean Corporations Act, a corporation may not enter into a contract or agreement in which a director has a direct or indirect interest without prior approval by the board of directors, and then only if it inures to the benefit of the company, has terms and conditions similar to those prevailing in the market at the time of its approval, and complies with the requirements and procedures stated in Chapter XVI of the Chilean Corporations Act regarding Related Party Transactions. See “Item 7: Major Shareholders and Related Party Transactions.”

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

Rights, preferences and restrictions regarding shares. At least 30% of our net profits for each fiscal year are required to be distributed as dividends in cash to our shareholders, unless our shareholders unanimously decide otherwise. Any remaining profits may be used to establish a reserve fund (that may be capitalized at any time, amending the corporate bylaws by the vote of a majority of the voting stock issued), or to pay future dividends.

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

We have only one class of shares and there are therefore no preferences or limitations on the voting rights of shareholders. Each of our shareholders is entitled to one vote per share. In annual shareholders’ meetings, resolutions are made by a simple majority of those present, provided legal quorums are met. A special or extraordinary meeting generally requires an absolute majority, in other words, 50% plus one of the shares entitled to vote; however, the Chilean Corporations Act provides that in order to carry certain motions, a two-thirds majority of the outstanding voting stock is necessary.

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

Under Chilean law, certain provisions affect any existing or prospective holder of securities as a result of the shareholder owning a substantial number of shares. The Chilean Securities Market Law, establishes that (a) any person who, directly or indirectly, owns 10% or more of the subscribed capital of an open-stock corporation (the “majority shareholders”) or that, as a consequence of an acquisition of shares, attains such percentage, and (b) all directors, liquidators, principal executive officers, administrators and managers of such corporations, regardless of the number of shares they possess, either directly or indirectly, must report any purchase or sale of shares to the SVS and to each of the stock exchanges in Chile where such corporation has securities listed, the day immediately following the execution of the transaction, through the technological means authorized by the SVS. This obligation shall also apply to the acquisition or sale of contracts or securities, the price or result of which is dependent upon or is conditioned on, in whole or in a relevant part, the fluctuation or evolution of the price of such shares. In addition, majority shareholders must inform the SVS and the stock exchanges with respect to whether the purchase is aimed at acquiring control of the corporation or just as a financial investment.

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

Article 199 bis of the Chilean Securities Market Law extends the obligation to make a tender offer for the remaining outstanding shares to any person, or group of persons with a joint performance agreement, that, as a consequence of the acquisition of shares, becomes the owner of two-thirds or more of the issued shares with voting rights of a corporation. Such tender offer must be effected within 30 days from the date of such acquisition.

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

•         curing certain formal defects in the corporate charter which otherwise would render it null and void or any modification of its bylaws that should grant this right; and

•         other cases provided for by statute or in our bylaws, if any.

In addition, shareholders may withdraw if a person becomes the owner of two-thirds or more of the outstanding shares of the corporation as a consequence of a share acquisition and such person does not make a tender offer for the remaining shares within 30 days from the date of such acquisition.

Minority shareholders are also granted the right to withdraw when the controlling shareholder acquires more than 95% of the shares of an open-stock corporation.

Our bylaws do not provide for additional circumstances under which shareholders may withdraw.

Action necessary to change the rights of holders of stock. The rights of stockholders are established by law and pursuant to the bylaws of a corporation. For certain modifications of shareholders’ rights, the law requires a special majority, such as the creation, increase, extension, reduction or suppression of preferred stock, which may be adopted only with the consent of at least two-thirds of the affected series. Consequently any other impairment of rights not specifically regulated needs only an absolute majority (more than 50%) of the stock entitled to vote. However, the waiver of the shareholders’ right to receive no less than 30% of the net profits accrued in any fiscal year (the “minimum dividend”) requires the unanimous vote of all stockholders. The above notwithstanding, no decision of the shareholders’ meeting can deprive a shareholder of any part of the stock that he/she owns.

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

•         election or revocation of regular and alternate board members, liquidators and external auditors; and

•         determination of the remuneration of the board members, directors committee remuneration and budget, designation of the newspaper where summons for meetings shall be published and, in general, any other matter to be dealt with by the annual meeting being of corporate interest and not specifically reserved to extraordinary shareholders' meetings.

Extraordinary shareholders' meetings may be held at any time, when required by corporate necessity. During extraordinary meetings, determinations are made relating to any matter which the law or the Company's bylaws reserve for consideration by such extraordinary meetings, which matters shall be expressly set forth in the relevant summons. When in an extraordinary shareholders' meeting determinations relating to matters specifically reserved to annual meetings must be made, the operation and decisions of such extraordinary meeting will follow the requirements applicable to annual meetings. The following matters, are specifically reserved for extraordinary meetings:

•         dissolution of the corporation;

•         transformation, merger or spin-off of the corporation and amendments to its bylaws;

•         issuance of bonds or debentures convertible into stock;

•         the disposition of 50% or more of the corporate assets, whether or not liabilities are also transferred, to be determined according to the balance sheet of the previous fiscal year, or the proposal or amendment of any business plan that contemplates the transfer of assets exceeding said percentage, the disposition of 50% or more of the corporate assets of a subsidiary, which represent at least 20% of the assets of the corporation, as well as any disposition of shares which results in the parent company losing its status of controlling shareholder; and

•         guarantees of third parties' obligations, except when these third parties are subsidiary companies (in which case approval of the board of directors will suffice).

In addition to the above, annual and extraordinary shareholders' meetings must be called by the board of directors in the following circumstances:

•         when requested by shareholders representing at least 10% of issued stock with voting rights; and

•         when required by the SVS, notwithstanding its right to call such meeting directly.

Only holders of stock recorded in the Register of Shareholders of open-stock corporations at midnight of the fifth business day, including Saturdays, before the date of the pertinent meeting may participate with the right to be heard and vote in shareholders' meetings. Directors and officers other than shareholders may participate in shareholders' meetings with the right to be heard.

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

C.   Material Contracts

Not applicable.

D.   Exchange Controls

General Legislation and Regulations. The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. See “Item 3. Key Information – Selected Financial Data – Exchange Rates.” Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600, guaranteeing the investor access to the Formal Exchange Market, or with the Central Bank of Chile under Chapter XIV of the Central Bank Foreign Exchange Regulations (this regulation regulates foreign exchange transactions, including access to the Formal Exchange Market). Law N°20,780, dated September 29, 2014, abrogated Decree Law No. 600, effective January 1, 2016, provided that a new institutional framework for foreign investments is in effect on that date. Otherwise, Decree Law N° 600 shall, by operation of law, remain in force until the date a new framework is passed and in full force and effect.

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

According to the April 19th Regulations, foreign exchange transactions performed before April 19, 2001, remained subject to the regulations in effect at the time of the transactions (i.e. Chapter XXVI), unless the interested parties elected the applicability of the April 19th Regulations, thereby expressly waiving the applicability of the regulations in force at the time of the execution of the respective transaction.

On January 23, 2002, the Central Bank of Chile issued an entirely new set of Foreign Exchange Regulations, effective March 1, 2002, replacing the April 19th Regulations (the “New Rules”). The New Rules preserve the general principle established in the April 19th Regulations of freedom in foreign exchange transactions, simplified procedures to reduce the time needed to materialize foreign exchange transactions by foreign investors in Chile, and introduced several new provisions.

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

Notwithstanding the April 19th Regulations and the New Rules, Chapter XXVI remained in effect with respect to our ADR facility. On March 3, 2014, we, the Central Bank of Chile and the Depositary executed an agreement that terminated the Foreign Investment Contract. Consequently, the special exchange regime established under Chapter XXVI is no longer applicable. The Deposit Agreement, therefore, and the Company’s ADR program became subject to the exchange regulations of general applicability of Chapter XIV or such new regulations that may be issued in the future.

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

When funds are brought into Chile for a purpose other than to acquire shares for subsequent deposit and eventual conversion into ADSs and subsequently such funds are used to acquire shares to be deposited and converted into ADSs, such investment must be reported to the Central Bank by the foreign investor (or its custodian in Chile) within ten days following the end of each month.

When funds to acquire shares of our common stock or to acquire shares for subsequent deposit and eventual conversion into ADSs are received by us abroad (i.e., outside of Chile), such investment must be reported to the Central Bank directly by the foreign investor within ten days following the end of the month in which the investment was made.

When funds to acquire shares of our common stock or to acquire shares for subsequent deposit and eventual conversion into ADSs are received by us in Chile, such investment must be reported to the Central Bank directly by an entity participating in the Formal Exchange Market on the day the investment is made.

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

E.   Taxation

Chilean Tax Considerations

The following discussion is based on certain Chilean income tax laws presently in effect, including Rulings N°324 of January 29, 1990, and N°3,708 of October 1, 1999 of the Chilean Internal Revenue Service and other applicable regulations and rulings. The discussion summarizes the principal Chilean income tax consequences of an investment in the ADSs or shares of common stock by an individual who is not domiciled in or a resident of Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile which we refer to as a foreign holder. For purposes of Chilean law, an individual holder is a resident of Chile if he or she has resided in Chile for more than six consecutive months in one calendar year or for a total of more than six months, whether consecutive or not, in two consecutive tax years. An individual holder is domiciled in Chile if he or she resides in Chile with the purpose of staying in Chile (such purpose to be evidenced by circumstances such as the acceptance of employment within Chile or the relocation of his or her family to Chile). This discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation. Neither is it intended to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs and does address all of the tax consequences that may be relevant to specific holders in light of their particular circumstances. Holders of shares and ADSs are advised to consult their own tax advisors concerning the Chilean or other tax consequences relating to the ownership of shares or ADSs.

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

Cash dividends and Other Distributions. Cash dividends paid by us with respect to the ADSs or shares of common stock held by a foreign holder will be subject to a 35.0% withholding tax, which is withheld and paid over by us (the “Chilean Withholding Tax”). A credit against the Chilean Withholding Tax is available based on the level of corporate income tax, or first category tax, actually paid by us on the taxable income to which the dividend is imputed; however, this credit does not reduce the Chilean Withholding Tax on a one-for-one basis because it also increases the base on which the Chilean Withholding Tax is imposed. In addition, distribution of book income in excess of retained taxable income is subject to the Chilean Withholding Tax, but such distribution is not eligible for the credit.  Under Chilean income tax law, for purposes of determining the level of the first category tax that has been paid by us, dividends generally are assumed to have been paid out of our oldest retained taxable profits. Enacted on September 29, 2014, Act No. 20,780 provides for the "Partially Integrated System" for corporate tax, implementing a gradual increase in the First Category Income tax rate, going from 20% to 21% for the 2014 business year, to 22.5% for the 2015 business year, to 24% for the 2016 business year, to 25.5% for the 2017 business year and to 27% starting the 2018 business year. Whether the first category tax is imposed or not, the effective overall combined rate of Chilean taxes imposed with respect to our distributed profits would be 35.0%. Nevertheless, in the case that the retained taxable profits or exempted profits as of December 31 of the year preceding a dividend are not sufficient to attribute to such dividend, we will make a withholding of 35.0% of the amount that exceeds those retained taxable or exempted profits. In case such withholding is determined to be excessive before the end of the year, there will be rights to file for the reimbursement of the excess withholding.

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

The tax basis of shares of common stock received in exchange for ADSs will be the acquisition value of such shares. The valuation procedure set forth in the deposit agreement, which has been approved by the Chilean Internal Revenue Service pursuant to Ruling Nº 324 of 1990, values shares of common stock that are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, generally will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into shares of common stock and sale of such shares of common stock for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile.

In the case where the sale of the shares is made on a day that is different from the date in which the exchange is recorded, capital gains subject to taxation in Chile may be generated. However, following Ruling N° 3708 of the Chilean Internal Revenue Service, we will include in the deposit agreement a provision whereby the capital gain that may be generated if the exchange date is different from the date in which the shares received in exchange for ADSs are sold, will not be subject to taxation. Such provision states that in the event that the exchanged shares are sold by the ADS holders in a Chilean stock exchange on the same day in which the exchange is recorded in the shareholders’ registry of the issuer or within two business days prior to the date on which the sale is recorded in the shareholders’ registry, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction.

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

To the extent that our shares are actively traded on a Chilean stock exchange, foreign institutional investors who acquire our shares may benefit from a tax exemption included in an amendment to the Chilean Income Tax Law, Law Nº 19,738 published on June 19, 2001. The amendment established an exemption for the payment of income tax by foreign institutional investors, such as mutual funds, pension funds and others, that obtain capital gains in the sales through a Chilean stock exchange, a tender offer or any other system authorized by the SVS, of shares of publicly traded corporations that are significantly traded in stock exchanges.

A foreign institutional investor is an entity that is either:

  a fund that makes public offers of its shares in a country which public debt has been rated investment grade by an international risk classification agency qualified by the SVS;
  a fund that is registered with a regulatory entity of a country which public debt has been rated investment grade by an international risk classification agency qualified by the SVS, provided that the investments in Chile, including securities issued abroad that represent Chilean securities, held by the fund represent less than 30.0% of its share value;
  a fund that holds investments in Chile that represent less than 30.0% of its share value, provided that it proves that no more that 10.0% of its share value is directly or indirectly owned by Chilean residents;
  a pension fund that is exclusively formed by individuals that receive their pension on account of capital accumulated in the fund;
  a fund regulated by Law Nº 18,657, or the Foreign Capital Investment Funds Law, in which case all holders of its shares must reside abroad or be qualified as local institutional investors; or
  any other institutional foreign investor that complies with the characteristics defined by a regulation with the prior report of the SVS and the Chilean Internal Revenue Service.

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

  on a local stock exchange or any other stock exchange authorized by the SVS or in a tender offer process according to Title XXV of the Chilean Securities Market Law, so long as the shares (a) were purchased on a public stock exchange or in a tender offer process pursuant to Title XXV of the Chilean Securities Market Law, (b) are newly issued shares issued in a capital increase of the corporation, or (c) were the result of the exchange of convertible bonds (in which case the option price is considered to be the price of the shares). In this case, gains exempted from Chilean taxes shall be calculated using the criteria set forth in the Chilean Income Tax Law; or
  within 90 days after the shares would have ceased to be significantly traded on stock exchange. In such case, the gains exempted from Chilean taxes on capital gains will be up to the average price per share of the last 90 days.  Any gains above the average price will be subject to the first category tax.

Other Chilean Taxes.  No Chilean inheritance, gift or succession taxes apply to the transfer or disposition of the ADSs by a foreign holder but such taxes generally will apply to the transfer at death or by a gift of shares of common stock by a foreign holder. No Chilean stamp, issue, registration or similar taxes or duties apply to foreign holders of ADSs or shares of common stock.

Withholding Tax Certificates. Upon request, we will provide to foreign holders appropriate documentation evidencing the payment of the Chilean Withholding Tax . We will also inform when the withholding was excessive in order to allow the filing for the reimbursement of taxes.

United States Federal Income Tax Considerations

The following discussion summarizes the principal U.S. federal income tax considerations relating to the acquisition, ownership and disposition of Common Stock or ADSs by a U.S. holder (as defined below) holding such Common Stock or ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not describe any implications under state, local or non-U.S. tax law, or any aspect of U.S. federal tax law (such as the estate tax, gift tax, the alternative minimum tax or the Medicare tax on net investment income) other than U.S. federal income taxation.

This summary does not purport to address all the material U.S. federal income tax consequences that may be relevant to the holders of the Common Stock or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real-estate investment trusts, partnerships and other pass-through entities, U.S. expatriates, investors that own or are treated as owning 10% or more of our voting stock, investors that hold the Common Stock or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction and persons whose functional currency is not the U.S. dollar) may be subject to special tax rules.

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

Under current law, the U.S. dollar amount of dividends by an individual with respect to the ADSs will be subject to taxation at a maximum rate of 20% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2014 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2015 taxable year. Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) tax year.

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

“Specified Foreign Financial Asset” Reporting

Owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their U.S. federal income tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.

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

F.   Dividends and Paying Agents

Not applicable.

G.  Statement by Experts

Not applicable.

H.   Documents on Display

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

I.     Subsidiary Information

Not applicable.

ITEM 11: Quantitative and Qualitative Disclosures about Market Risk

The following discussion about our risk management activities includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

We face primary market risk exposures in three categories: interest rate fluctuations, exchange rate fluctuations and commodity price fluctuations. We periodically review our exposure to the three principal sources of risk described above and determine at our senior-management level how to minimize the impact on our operations of commodity price, foreign exchange and interest rate changes. As part of this review process, we periodically evaluate opportunities to enter into hedging mechanisms to mitigate such risks.

The market risk sensitive instruments referred to below are entered into only for purposes of hedging our risks and are not used for trading purposes.

Qualitative Information About Market Risk

Interest Rate Sensitivity

As of December 31, 2014, we had a total of CLP 13,691 million in debt indexed to LIBOR (CLP 11,840 million as of December 31, 2013). Consequently, as of December 31, 2014, our financing structure consisted (without taking into account the cross currency swaps effects) of 7% (5% in 2013) of debt with variable interest rates, and 93% (95% in 2013) of debt with fixed interest rates.

To manage the interest rate risk, we have an interest rate administration policy that intends to reduce the volatility of our financial expenses, and to maintain an ideal percentage of our debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term debt, as well as derivative instruments such as cross-currency interest rate swaps.

As of December 31, 2014, after considering the effect of interest rates and currency swaps, 100% (100% in 2013) of our long-term debt had fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2014, including exchange rates, interest rates, maturities and effective interest rates are detailed in Note 27 to our audited financial statements included elsewhere in this annual report.

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

During 2014, we purchased 37,315 tons of malt (32,203 tons in 2013) and 52,720 tons of barley (54,162 tons in 2013). CCU Argentina acquires malt only from local producers. Such raw materials represent approximately 12% (12% in 2013) of the direct cost for the Chile Operating segment. See “Item 4: Information on the Company – Business Overview – Raw Materials and other Supplies” We do not hedge these transactions. Rather, we negotiate yearly contracts with malt suppliers.

Concentrates, sugar and plastic resin. The principal raw material used in the production of non-alcoholic beverages are concentrates, which are mainly acquired from licensees, sugar and plastic resin for the manufacturing of plastic bottles and containers. We generally purchase our sugar requirements from Empresas Iansa S.A., the sole producer of sugar in Chile, as well as from imports. Plastic resin is also imported. The Company is exposed to price fluctuation risks with regards to these raw materials, which jointly represent 29% of the direct cost for the Chile Operating segment. See “Item 4: Information on the Company – Business Overview – Raw Materials and other Supplies”. We do not hedge these transactions.

Grapes and wine. The principal raw materials used by our wine subsidiary VSPT in the production of wine are its own harvested grape as well as purchased grapes and wine. VSPT obtains approximately 37% of the grapes used for export wines from its own vineyards, thereby reducing grape price volatility and ensuring quality consistency. Approximately 92% of the grape supply for the production of the wine sold in the domestic market is purchased from third parties. During 2014, VSPT purchased 8% of the necessary grapes and wine on the basis of yearly contracts at fixed prices from third parties. Spot transactions for wine are executed from time to time depending on additional wine needs. During the last three years VSPT grapes and wine costs in Chile were in the amount of CLP23,682 million, CLP31,008 million and CLP30,586 million, respectively. See “Item 4: Information on the Company – Business Overview – Raw Materials and other Supplies.”

Exchange Rate Sensitivity

We are exposed to exchange rate risks resulting from: a) our net exposure of foreign currency assets and liabilities, b) exports sales, c) the purchase of raw material, products and capital investments effected in foreign currencies, or indexed to such currencies, and d) the net investment of subsidiaries in Argentina. Our greatest exchange rate risk exposure is the variation of the Chilean peso as compared to the U.S. dollar, euro, Argentine peso, Uruguayan peso and Paraguayan Guaraní.

As of December 31, 2014, we maintained in Chile foreign currency liabilities amounting to CLP46,780 million (CLP46,598 million in 2013), mostly denominated in U.S. dollars. Obligations with financial institutions and bonds in foreign currency (CLP19,838 million in 2014 and CLP21,618 million in 2013) represent 11% (9% in 2013) of the total of such liabilities. The remaining 89% (91% in 2013) is denominated in inflation-indexed Chilean pesos. In addition, the Company maintains foreign currency assets for CLP57,086 million (CLP47,369 million in 2013) that mainly correspond to exports in accounts receivable.

Regarding the Argentine subsidiaries operations, the liability net exposure in U.S. dollars and other currencies amounted to CLP7,044 million as of December 31, 2014 (CLP9,412 million in 2013).

Regarding the Uruguayan subsidiaries operations, the liability net exposure in U.S. dollars and other currencies amounted to CLP2,016 million as of December 31, 2014 (CLP467 million in 2013).

To protect the value of the foreign currency assets and liabilities net position of our Chilean operations, we enter into derivative agreements (currency forwards) to hedge against any variation in the Chilean peso as compared to other currencies.

As of December 31, 2014, our assets (liabilities) net exposure in foreign currencies, after the use of derivative instruments, amounted to CLP2,588 million (CLP1,069 million in 2013).

In 2014, of our total sales, 8% (8% in 2013) corresponded to export sales made in foreign currencies, mainly U.S. dollars, euros and pounds sterling, and of the total costs, 55% (57% in 2013) correspond to raw material and product purchases in foreign currencies, or indexed to such currencies. We do not actively hedge the variations in the expected cash flows from such transactions.

On the other hand, we are exposed to exchange rate movements related to the conversion from Argentine and Uruguayan pesos to Chilean pesos in the income, assets and liabilities of our subsidiaries in Argentina. We do not actively hedge the risks related to this conversion at our subsidiaries, the effects of which are recorded in Equity. As of December 31, 2014, the net investment in our Argentine, Uruguayan and Paraguayan subsidiaries amounted to CLP90,605 million (CLP84,363 million in 2013), CLP14,540 million (CLP8,815 million in 2013) and CLP 22,609 million (CLP11,255 million in 2013), respectively.

Quantitative Information About Market Risk

Interest Rate Sensitivity

Most of our debt is at a fixed interest rate, so it is not exposed to fluctuations in interest rates. As of December 31, 2014, our interest-bearing debt amounted to CLP240,660 million (see note 27 to the consolidated financial statements), 94% of which was fixed debt and 6% of which was variable-rate debt.

The following table summarizes debt obligations with interest rates by maturity date, the related weighted-average interest rates and fair values:

Interest - Bearing Debts as of December 31, 2014
(millions of Ch$, except percentages)

		2015	2016	2017	2018	2019	Thereafter	Total	Fair Value
Interest bearing liabilities
Fixed rate
Ch$	Bonds and Banks	13,068	8,547	24,544	11,889	11,889	100,457	170,395	149,834
	Average interest rate	4.9%	5.0%	6.2%	5.1%	5.1%	5.0%

US$		1,076	241	241	0	0	0	1,557	1,557
	Average interest rate	4.1%	2.6%	2.6%				3.7%

EUR		4,735	0	0	0	0	0	4,735	4,735
	Average interest rate	0.6%						0.6%

Argentine pesos		32,995	6,453	3,958	1,963	1,587	0	46,956	46,956
	Average interest rate	23.9%	21.2%	19.3%	15.0%	15.0%		22.4%

Uruguayan pesos		1,741	0	0	0	0	0	1,741	1,741
	Average interest rate	16.4%						0

Variable rate
US$		5,364	4,956	4,956				15,276	15,276
	Average interest rate	Libor +	1.23%

Non interest bearing liabilities
Derivate Contract
Cross Currency Swap:
Receive US$ at Libor + 1,36		5,054	8,989					14,043	13,639
Pay US$ at 3,6%		5,122	6,296					11,418	11,175
Pay EUR at 2,75%		93	2,385					2,479	2,478
Forwards		684						684	684

Commodity Price Sensitivity

The major commodity price sensitivity faced by us relate to fluctuations in malt prices.

The following table summarizes information about our malt, barley, sugar and bulk wine inventories and futures contracts that are sensitive to changes in commodity prices, mainly malt prices. For inventories, the table presents the carrying amount and fair value of the inventories and contracts as of December 31, 2014. For these contracts the table presents the notional amount in tons, the weighted average contract price, and the total dollar contract amount by expected maturity date.

	Commodity Price Sensitivity as of December 31, 2014

	Carrying Amount						Fair Value
On Balance Sheet Position
Malt inventory (millions of CLP)	33,432						33,432
Bulk wine inventory - raw material	28,435						28,435

		Expected Maturity					Fair Value
	2015	2016	2017	2018	2019	Thereafter
Purchase Contracts
Malt:
Fixed Purchase Volume (tons)	43,900	11,300
Weighted Average Price (US$ per ton)(*)	579	579
Contract Amount (thousands of US$)	25,409	6,540					31,725
Sugar:
Fixed Purchase Volume (tons)	75,000
Weighted Average Price (US$ per ton)(*)	550
Contract Amount (thousands of US$)	41,250						41,072
Grapes:
Fixed Purchase Volume (tons)	26,701	13,576	7,111	6,886	3,922	1,763
Weighted Average Price (CLP per liter)(*)	210	241	251	233	260	536
Contract Amount (thousands of CLP)	5,594	3,271	1,788	1,607	1,020	945	14,002
Wine:
Fixed Purchase Volume (tons)	14,363	12,500
Weighted Average Price (CLP per liter)(*)	258	191
Contract Amount (thousands of CLP)	3,711	2,381					6,093

(*) Weighted average price estimation is calculated based on expected market prices. Prices to be paid by us are adjusted based on current market conditions.

As of December 31, 2014 we had malt purchase contracts for US$46.6 million, compared with US$76.5 million as of December 31, 2013.

Exchange Rate Sensitivity

The major exchange rate risk faced by us is the variation of the Chilean peso against the U.S. dollar.

A portion of our subsidiaries operating revenue and assets and liabilities are in currencies that differ from our functional currency. However, since some of their operating revenues and expenses are in the same currency, this can create a partial natural hedge. In the case of our subsidiary VSPT, occasionally there exist short-term timing differences related to invoicing and cash collection which can generate currency exposure. We have entered into short-term U.S. dollar currency forward contracts to mitigate this risk.

The following table summarizes our debt obligations, cash and cash equivalents, accounts receivable and derivative contracts in foreign currencies as of December 31, 2014 in millions of Chilean pesos, according to their maturity date, weighted-average interest rates and fair values:

Exchange Rate Sensitivity as of December 31, 2014
(millions of Ch$, except percentages and exchange rate)

	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value
Debt Obligations
Variable rate (US$)
Short and medium term	5,364	4,956	4,956				15,276	15,276
Average int.rate	Libor + 1,19%						Libor + 1,19%
Fixed rate (US$)
Short term	1,076	241	241				1,557	1,557
Interest rate	4.1%	2.6%	2.6%				3.7%
Fixed rate (Argentina $)
Short term	32,995	6,453	3,958	1,963	1,587		46,956	46,956
Interest rate	23.9%	21.2%	19.3%	15.0%	15.0%		22.4%

Cash and Cash
Equivalents
US$	6,059						6,059	6,059
Others	17,326						17,326	17,326
TOTAL	23,384						23,384	23,384

Accounts Receivables
US$	19,030						19,030	19,030
EUR	10,039						10,039	10,039
Others	53,339						53,339	53,339
TOTAL	82,408						82,408	82,408

Notional	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value
amount
Derivate Contracts (in
thousand of US$)
Receive US$	8,320	14,800					23,121	22,570
Pay US$	8,433	10,366					18,799	18,399
Pay EUR	126	3,225					3,352	3,270

ITEM 12: Description of Securities Other than Equity Securities

12.D.3. Depositary Fees and Charges

JPMorgan is the depositary of CCU shares in accordance with the amended and restated Deposit Agreement, dated July 31, 2013, entered into by and among CCU, JPMorgan, as depositary, and all owners from time to time of ADSs issued by CCU (“Deposit Agreement”).

Pursuant to the Deposit Agreement, holders of our ADSs may have to pay to JPMorgan, either directly or indirectly, fees or charges up to the amounts set forth in the table below.

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

12.D.4. Depositary Payments

In 2014, the following reimbursements were made by JPMorgan, pursuant to the corresponding tax retention, in connection with our ADR program:

Expenses	US$ in thousands amount (*)
Documents Edgard and filing	4.2
FASB fee	0.9
PCAOB fee	7.7
Teleconferencing	3.9
Broker Reimbursement	17.7

Total	34.4

(*) includes 30% tax retention

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15: Controls and Procedures

(a) Controls and Procedures. The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2014. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2014.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting.  Our management, including our CEO and CFO, are responsible for establishing and maintaining adequate internal controls over financial reporting and has assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2014 our internal control over financial reporting is effective.

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

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears herein.

(c) Attestation Report of the Registered Public Accounting Firm.  See page F-2 of our audited consolidated financial statements.

(d) Changes in Internal Control over Financial Reporting.  There has been no change in our internal control over financial reporting during 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(e) Whistle-blowing procedure. We have a whistle-blowing procedure which allows any employee of CCU, of its associates or any person, to communicate to a designated person questionable practices or activities that constitute a breach of accounting procedures, internal controls, audit matters and the Code of Business Conduct.

ITEM 16A: Audit Committee Financial Expert

In the board of directors meeting held on April 10, 2013, after the election of a new board of directors at the Shareholders’ meeting, the Board of Directors appointed the following members to our Audit Committee: Messrs.Vittorio Corbo and Philippe Pasquet. Mr. Pasquet and Mr. Corbo meet the independence criteria contained in the Exchange Act and the NYSE Rules.

We do not have an audit committee financial expert serving on our Audit Committee, as such term is defined under Item 407 of Regulation S-K. We do not have an audit committee financial expert because we are not required to appoint one under Chilean law.

ITEM 16B: Code of Ethics

We have adopted a Code of Business Conduct that applies to all of our executive officers and employees.  Our Code of Business Conduct is available on our website at www.ccu.cl  or www.ccuinvestor.com.  Our code of ethics was updated in March 4, 2014 and no waivers, either explicit or implicit, of provisions of the code of ethics have been granted to the Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer.  The information on our website is not incorporated by reference into this document.

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

ITEM 16C: Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2013 and 2014:

	2013	2014
	(millions of CLP)
Audit Fees	430	462
Audit-Related Fees	6	0
Tax Fees	0	0
All Other Fees	158	2
Total Fees	593	464

“Audit fees” in the above table are the aggregate fees billed by PricewaterhouseCoopers in connection with the review and audit of our semi-annual and annual consolidated financial statements, as well as the review of other fillings. “Audit-related fees” are the aggregate fees billed by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations relating to the review of the new system of consolidation of the financial statements. “All Other Fees” are fees billed by PricewaterhouseCoopers associated mostly with expenses related to CCU capital increase and Due Diligence, among others during 2013.

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

Under the Chilean Corporations Act an open-stock corporation must have at least one independent director (out of a minimum of seven directors) when its market capitalization reaches or exceeds 1.5 million Unidades de Fomento (as of March 31, 2015 approximately CLP 24.623 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares. In addition, the Chilean Corporations Act enumerates a number of relationships that preclude independence. Chilean law also establishes a number of principles of general applicability designed to avoid conflicts of interests and to establish standards for related party transactions.  Specifically, directors elected by a group or class of shareholders have the same duties to the company and to the other shareholders as the rest of the directors, and all transactions with the company in which a director has an interest must be in the interest of and for the benefit of the company, relative in price, terms and conditions to those prevailing in the market at the time of its approval and comply with the requirements and procedures set forth in Chapter XVI of the Chilean Corporations Act. See “Item 7: Major Shareholders and Related Party Transactions.”

Furthermore, such transactions must be reviewed by the directors’ committee (as defined below); they require prior approval by the board of directors and must be disclosed at the next meeting of shareholders, unless such transactions fall within one the exemptions contemplated by the Chilean Corporations Act and, if applicable, included in the usual practice policy approved by the board of directors. See “Item 7: Major Shareholders and Related Party Transactions.”  Pursuant to NYSE rule 303A.00, we may follow Chilean practices and are not required to have a majority of independent directors.

Committees. The NYSE listing standards require that listed companies have a Nominating/Corporate Governance Committee, a Compensation Committee and an Audit Committee.  Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified by the listing standards.

Under Chilean law, the only board committee that is required is the directors’ committee (comité de directores), composed of three members, such committee having a direct responsibility to (a) review the company’s financial statements and the independent auditors’ report and issue an opinion on such financial statements and report prior to their submission for shareholders’ approval, (b) make recommendations to the board of directors with respect to the appointment of independent auditors and risk rating agencies, (c) review related party transactions, and issue a report on such transactions, (d) review the managers, principal executive officers’ and employees’ compensation policies and plans and (e) to prepare an annual report of the performance of its duties, including the principal recommendations to shareholders; (f) advise the board of directors as to the suitability of retaining non-audit services from its external auditors, if the nature of such services could impair their independence; and (g) perform other duties as defined by the company’s bylaws, by a shareholders’ meeting or by the board. Requirements to be deemed an independent director are set forth in “Item 6: Directors, Senior Management and Employees – Board Practices –  Directors Committee.”

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

Under Chilean law, the office of director is not legally compatible with that of general manager in publicly traded companies.  The board of directors exercises its functions as a collective body and may partially delegate its powers to executive officers, attorneys, a director or a board commission of the company, and for specific purposes to other persons.  As a foreign private issuer, we may follow Chilean practices and are not required to comply with the NYSE listing standard for executive sessions.

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

Compañía Cervecerías Unidas S.A.

By: /s/ Patricio Jottar

___________________

Name: Patricio Jottar

Title: Chief Executive Officer

Date: April 29, 2015

CCU - Management’s Report on Internal Controls over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal controls over financial reporting and has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2014, our internal control over financial reporting is effective.

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

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears herein.

There has been no change in our internal control over financial reporting during 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

By:	/s/ Patricio Jottar Chief Executive Officer
/s/ Felipe Dubernet Chief Financial Officer

Dated:  February 13, 2015

Distribution:

Investor Relation Manager

PricewaterhouseCoopers

Chief Financial Officer

Legal Affairs Manager

A world of flavours

CCU®

COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(Figures expressed in thousands of Chilean pesos)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Compañía Cervecerías Unidas S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of income, comprehensive income, shareholder´s equity and cash flows present fairly, in all material respects, the financial position of Compañía Cervecerías Unidas S.A. and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

INDEX
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (ASSETS)		4
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (LIABILITIES AND EQUITY)		5
CONSOLIDATED STATEMENT OF INCOME		6
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME		7
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY		8
CONSOLIDATED STATEMENT OF CASH FLOW		9
NOTE 1 GENERAL INFORMATION		10
NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES		15
2.1	Basis of preparation	15
2.2	Basis of consolidation	16
2.3	Financial information as per operating segments	17
2.4	Foreign currency and unidad de fomento (Adjustment unit)	18
2.5	Cash and cash equivalents	19
2.6	Financial instruments	19
2.7	Financial asset impairment	21
2.8	Inventories	21
2.9	Other non-financial assets	21
2.10	Property, plant and equipment	21
2.11	Leases	22
2.12	Investment property	22
2.13	Biological assets	22
2.14	Intangible assets other than goodwill	23
2.15	Goodwill	23
2.16	Impairment of non-financial assets other than goodwill	23
2.17	Assets of a disposal group held for sale	24
2.18	Income taxes	24
2.19	Employees benefits	25
2.20	Provisions	25
2.21	Revenue recognition	25
2.22	Commercial agreements with distributors and supermarket chains	26
2.23	Cost of sales of products	26
2.24	Other expenses by function	26
2.25	Distribution expenses	26
2.26	Administration expenses	26
2.27	Environment liabilities	27
NOTE 3 ESTIMATES AND APPLICATION OF PROFESSIONAL JUDGMENT		27
NOTE 4 ACCOUNTING CHANGES		27
NOTE 5 RISK ADMINISTRATION		27
NOTE 6 FINANCIAL INSTRUMENTS		34
NOTE 7 FINANCIAL INFORMATION AS PER OPERATING SEGMENTS		40
NOTE 8 BUSINESS COMBINATIONS		47
NOTE 9 NET SALES		48
NOTE 10 NATURE OF COST AND EXPENSE		48
NOTE 11 FINANCIAL RESULTS		49
NOTE 12 OTHER INCOME BY FUNCTION		49

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Assets) (Figures expressed in thousands of Chilean pesos)

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS	Notes	As of December 31, 2014	As of December 31, 2013
		ThCh$	ThCh$
Current assets
Cash and cash equivalent	14	214,774,876	408,853,267
Other financial assets	6	6,483,652	4,468,846
Other non-financial assets	18	18,558,445	21,495,398
Accounts receivable-trade and other receivables	15	238,602,893	211,504,047
Accounts receivable from related companies	16	11,619,118	9,610,305
Inventories	17	175,179,189	153,085,845
Taxes receivables	26	19,413,414	9,139,406
Total current assets different from assets of disposal group held for sale		684,631,587	818,157,114
Assets of disposal group held for sale	24	758,760	339,901
Total assets of disposal group held for sale		758,760	339,901
Total current assets		685,390,347	818,497,015

Non-current assets
Other financial assets	6	343,184	38,899
Other non-financial assets	18	5,828,897	15,281,111
Accounts receivable from related companies	16	522,953	350,173
Investment accounted by equity method	19	31,998,620	17,563,028
Intangible assets other than goodwill	20	68,656,895	64,033,931
Goodwill	21	86,779,903	81,872,847
Property, plant and equipment (net)	22	833,171,234	680,994,421
Biological assets	25	18,084,408	17,662,008
Investment property	23	7,917,613	6,901,461
Deferred tax assets	26	30,207,019	24,525,361
Total non-current assets		1,083,510,726	909,223,240
Total Assets		1,768,901,073	1,727,720,255

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Liabilities and Equity) (Figures expressed in thousands of Chilean pesos)

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY	Notes	As of December 31, 2014	As of December 31, 2013
LIABILITIES		ThCh$	ThCh$
Current liabilities
Other financial liabilities	27	65,318,293	120,488,188
Accounts payable-trade and other payables	28	203,782,805	183,508,115
Accounts payable- to related companies	16	10,282,312	7,286,064
Other short-term provisions	29	410,259	833,358
Tax liabilities	26	11,697,135	10,916,865
Employee benefits provisions	31	17,943,771	20,217,733
Other non-financial liabilities	30	68,896,763	65,878,578
Total current liabilities		378,331,338	409,128,901
Non-current liabilities
Other financial liabilities	27	134,534,557	142,763,030
Others accounts payable	28	369,506	841,870
Accounts payable to related companies	16	-	377,020
Other long-term provisions	29	2,209,832	2,135,122
Deferred tax liabilities	26	87,518,700	73,033,414
Employee benefits provisions	31	17,437,222	15,196,620
Total non-current liabilities		242,069,817	234,347,076
Total liabilities		620,401,155	643,475,977

EQUITY
Equity attributable to equity holders of the parent	33
Paid-in capital		562,693,346	562,693,346
Other reserves		(75,050,544)	(65,881,809)
Retained earnings		537,945,375	491,864,319
Subtotal equity attributable to equity holders of the parent		1,025,588,177	988,675,856
Non-controlling interests	32	122,911,741	95,568,422
Total Shareholders' Equity		1,148,499,918	1,084,244,278
Total Liabilities and Shareholders' Equity		1,768,901,073	1,727,720,255

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF INCOME

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31.
		2014	2013	2012
		ThCh$	ThCh$	ThCh$
Net sales	9	1,297,966,299	1,197,226,510	1,075,689,894
Cost of sales	10	(604,536,815)	(536,696,634)	(493,087,247)
Gross margin		693,429,484	660,529,876	582,602,647
Other income by function	12	25,463,716	5,508,863	5,584,572
Distribution costs	10	(240,848,630)	(221,701,175)	(186,588,731)
Administrative expenses	10	(110,014,716)	(93,289,698)	(85,387,566)
Other expenses by function	10	(188,109,562)	(162,782,032)	(135,022,711)
Other gains (losses)	13	4,036,939	958,802	(4,478,021)
Income from operational activities		183,957,231	189,224,636	176,710,190
Financial Income	11	12,136,591	8,254,170	7,692,672
Financial costs	11	(22,957,482)	(24,084,226)	(17,054,879)
Equity and income of joint ventures and associated	19	(898,607)	308,762	(177,107)
Foreign currency exchange differences	11	(613,181)	(4,292,119)	(1,002,839)
Result as per adjustment units	11	(4,159,131)	(1,801,765)	(5,057,807)
Income before taxes		167,465,421	167,609,458	161,110,230
Income taxes	26	(46,673,500)	(34,704,907)	(37,133,330)
Net income of year		120,791,921	132,904,551	123,976,900

Net income atributable to:
Equity holders of the parent		106,238,450	123,036,008	114,432,733
Non-controlling interests	32	14,553,471	9,868,543	9,544,167
Net income of year		120,791,921	132,904,551	123,976,900
Net income per share (Chilean pesos) from:
Continuing operations		287.52	370.81	359.28
Diluted earnings per share (Chilean pesos) from:
Continuing operations		287.52	370.81	359.28

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the years ended December 31.
		2014	2013	2012
		ThCh$	ThCh$	ThCh$
Net income of year		120,791,921	132,904,551	123,976,900
Other income and expenses charged or credited against equity
Cash flow hedges	33	(155,258)	256,592	(826,120)
Exchange differences of foreign subsidiaries	33	(4,629,683)	(17,054,187)	(21,230,019)
Gains (losses) from defined plans (1)	33	(1,884,054)	(469,987)	-
Income tax related with cash flow hedge	33	39,470	(51,304)	189,525
Income tax relating to defined benefit plans (1)	33	501,689	105,151	-
Total other comprehensive income and expense		(6,127,836)	(17,213,735)	(21,866,614)
Comprehensive income and expense		114,664,085	115,690,816	102,110,286
Comprehensive income originated by:
Equity holders of the parent (2)		97,067,296	107,443,199	94,212,054
Non-controlling interests		17,596,789	8,247,617	7,898,232
Comprehensive income and expense		114,664,085	115,690,816	102,110,286

  (1)     These items will be not reclassified to Consolidated Statement of Income when they are settled.

(2)     Corresponds to the income (loss) for the year where no income or expenses have been recorded directly against shareholder´s equity.

.

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Changes in Equity (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	Paid in capital		Other reserves				Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Shares premium	Currency translation difference	Hedge reserves	Actuarial gains and losses on defined benefit plans reserves	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2012	215,540,419	15,479,173	(25,038,705)	484,432	-	(10,619,334)	373,129,952	568,975,937	115,809,725	684,785,662
Changes
Interim dividends (1)	-	-	-	-	-	-	(20,065,681)	(20,065,681)	-	(20,065,681)
Interim dividends according to policy (2)	-	-	-	-	-	-	(37,150,689)	(37,150,689)	-	(37,150,689)
Other increase (decrease) in Equity (5)	-	-	-	-	-	-	-	-	(6,702,880)	(6,702,880)
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control (3)	-	-	-	-	-	7,248,058	-	7,248,058	(19,706,470)	(12,458,412)
Comprehensive income and expense	-	-	(19,637,257)	(583,422)	-	-	114,432,733	94,212,054	7,898,232	102,110,286
Total changes in equity	-	-	(19,637,257)	(583,422)	-	7,248,058	57,216,363	44,243,742	(18,511,118)	25,732,624
AS OF DECEMBER 31, 2012	215,540,419	15,479,173	(44,675,962)	(98,990)	-	(3,371,276)	430,346,315	613,219,679	97,298,607	710,518,286
Balanced as of January 1, 2013	215,540,419	15,479,173	(44,675,962)	(98,990)	-	(3,371,276)	430,346,315	613,219,679	97,298,607	710,518,286
Changes
Interim dividends (1)	-	-	-	-	-	-	(23,278,681)	(23,278,681)	-	(23,278,681)
Interim dividends according to policy (2)	-	-	-	-	-	-	(38,239,323)	(38,239,323)	-	(38,239,323)
Other increase (decrease) in Equity (5)	-	-	-	-	-	-	-	-	(4,961,354)	(4,961,354)
Effects business combination	-	-	-	-	-	-	-	-	3,138,195	3,138,195
Other increase (decrease) in Equity (4)	15,479,173	(15,479,173)	-	-	-	-	-	-	-	-
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control (3)	-	-	-	-	-	2,867,444	-	2,867,444	(8,154,643)	(5,287,199)
Issuance Equity (4)	331,673,754	-	-	-	-	(5,010,216)	-	326,663,538	-	326,663,538
Comprehensive income and expense	-	-	(15,408,235)	164,099	(348,673)	-	123,036,008	107,443,199	8,247,617	115,690,816
Total changes in equity	347,152,927	(15,479,173)	(15,408,235)	164,099	(348,673)	(2,142,772)	61,518,004	375,456,177	(1,730,185)	373,725,992
AS OF DECEMBER 31, 2013	562,693,346	-	(60,084,197)	65,109	(348,673)	(5,514,048)	491,864,319	988,675,856	95,568,422	1,084,244,278
Balanced as of January 1, 2014	562,693,346	-	(60,084,197)	65,109	(348,673)	(5,514,048)	491,864,319	988,675,856	95,568,422	1,084,244,278
Changes
Interim dividends (1)	-	-	-	-	-	-	(23,278,681)	(23,278,681)	-	(23,278,681)
Interim dividends according to policy (2)	-	-	-	-	-	-	(36,500,001)	(36,500,001)	-	(36,500,001)
Other increase (decrease) in Equity (5)	-	-	-	-	-	2,419	(378,712)	(376,293)	(8,594,222)	(8,970,515)
Effects business combination	-	-	-	-	-	-	-	-	18,340,752	18,340,752
Comprehensive income and expense	-	-	(7,698,661)	(108,479)	(1,364,014)	-	106,238,450	97,067,296	18,375,122	115,442,418
Total changes in equity	-	-	(7,698,661)	(108,479)	(1,364,014)	2,419	46,081,056	36,912,321	28,121,652	65,033,973
AS OF DECEMBER 31, 2014	562,693,346	-	(67,782,858)	(43,370)	(1,712,687)	(5,511,629)	537,945,375	1,025,588,177	123,690,074	1,149,278,251

(1)     Related to declared dividends at December 31 of each year and paid during January of the following year, as agreed by the Board of Directors.

(2)     Corresponds to the differences between CCU’s policy to distribute a minimum dividend of at least 50% of the income (Note 33) based on the local statutory reported to SVS and the interim dividends declared at December 31 of each year.

(3)     In 2013, the Company acquired additional interests in Viña San Pedro Tarapaca S.A. with a carrying value to ThCh$ 8,153,946 (ThCh$ 19,774,854 in 2012) for ThCh$ 5,627,425 (ThCh$ 12,521,899 in 2012) resulting in an increase to Other reserves of ThCh$ 2,526,520 (ThCh$ 7,252,955 in 2012) (Note 1 (1)). Additionally, as a part of the balance of 2013 recorded ThCh$ 341,169 related to an increase in additional interest in Saenz Briones & Cía S.A.I.C.

(4)     See Note 33, paid in capital.

(5)      Mainly related to dividends to Non-controlling interest.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Cash Flow (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CASH FLOW

CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the years ended as of December 31,
		2014	2013	2012
		ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operational activities
Collection classes:
Proceeds from goods sold and services rendered		1,584,494,230	1,464,286,085	1,269,625,648
Other proceeds from operating activities		30,247,374	19,057,966	16,627,977
Types of payments:
Payments of operating activities		(1,056,064,042)	(950,888,252)	(804,986,368)
Payments of salaries		(171,898,347)	(145,277,349)	(126,605,495)
Other payments for operating activities		(162,644,788)	(154,495,134)	(174,403,470)
Dividends received		75,169	95,463	37,834
Interest paid		(16,309,783)	(21,112,371)	(15,257,385)
Interest received		10,763,936	8,244,764	8,318,557
Income tax reimbursed (paid)		(44,208,661)	(26,390,153)	(32,838,120)
Other cash movements		(833,425)	634,480	(1,674,431)
Net cash flows from (used in) operational activities		173,621,663	194,155,499	138,844,747

Cash flows from (used in) investing activities
Cash flows used for control of subsidiaries or other businesses	14	(15,222,363)	(14,566,278)	(19,521,964)
Cash flows used for purchase equity interests		(8,369)	-	-
Proceeds from sale of property, plant and equipment		2,587,448	1,740,687	3,194,691
Acquisition of property, plant and equipment		(227,863,039)	(122,451,045)	(115,767,787)
Purchases of intangibles assets		(2,217,113)	(2,107,984)	(1,986,089)
Other cash movements		3,753,297	466,710	(259,227)
Net cash flows from (used in) investing activities		(238,970,139)	(136,917,910)	(134,340,376)

Cash flows from (used in) financing activities
Payments for changes in ownership interests in subsidiaries	14	-	(5,627,425)	(12,521,899)
Proceeds from long-term loans		15,482,763	10,852,892	37,606,666
Porceeds from short-term loans		21,882,842	12,040,310	28,550,700
Total amount from loans		37,365,605	22,893,202	66,157,366
Loan payments		(20,766,024)	(22,343,703)	(62,424,910)
Proceeds from issuing shares		-	326,663,538	-
Payments of finance lease liabilities		(1,745,210)	(1,641,370)	(1,572,959)
Payments of loan from related entities		(223,225)	(1,479,201)	(142,569)
Dividends paid		(65,315,914)	(63,680,979)	(66,117,348)
Other cash movements		(81,470,807)	(3,162,277)	(3,544,966)
Net cash flows from (used in) financing activities		(132,155,575)	251,621,785	(80,167,285)

Net increase (decrease in cash equivalents, before the effect of changes in exchange rate		(197,504,051)	308,859,374	(75,662,914)
Effects of changes in exchange rates on cash and cash equivalents		3,425,660	(2,343,382)	(65,569)

Cash and cash equivalents, initial balance		408,853,267	102,337,275	178,065,758
Cash and cash equivalents, final balance	14	214,774,876	408,853,267	102,337,275

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

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

CCU is a diversified beverage company, with operations mainly in Chile, Argentina, Uruguay, Paraguay, Colombia and Bolivia. CCU is the largest Chilean brewery, the second brewery in Argentina, the second largest producer of soft drinks in Chile, the second-largest wine producer in Chile, the largest bottler of mineral water and nectar in Chile and one of the largest pisco producer in Chile. It also participates in the business of Home and Office Delivery (“HOD”), in a business of home delivery of purified water in bottles through the use of dispensers, and in the rum and candy in Chile. It participates in the industry of the ciders, spirits and wines in Argentina and also participates in the industry of mineral water and soft drinks in Uruguay, Paraguay and Bolivia.

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

In Argentina, CCU produces beers in its plants located in the cities of Salta, Santa Fé and Luján. Its main brands are Schneider, Santa Fé, Salta, Córdoba, Imperial, Bieckert and Palermo, and are the holders of exclusive license for the production and marketing of Budweiser, Heineken and Amstel. CCU also imports Birra Moretti, Guiness and Kunstmann. Additionally, exports beer to different countries in the region mainly under the Schneider, Heineken and Budweiser brands. Besides, participates in the cider business, controlling of Saenz Briones and Sidra La Victoria. In these categories, its portfolio brands are Real, La Victoria, Saenz Briones 1888 and Apple Storm ciders, among others. Also participates in the spirits business, which is marketed under the brand El Abuelo.

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

In Bolivia, the Company participates in the non-alcoholic and alcoholic business since May 2014. Its portfolio of non-alcoholic brands consist of Mendocina, Free cola, Sinalco and Real. These brands include own and licensed. The alcoholic brands consist of Real and Capital.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

In the wines segment, through its subsidiary Viña San Pedro Tarapacá S.A. (“VSPT”), produces wines and sparkling, which are sold in the domestic and overseas markets exporting to more than 80 countries. Its main brands are Cabo de Hornos, Tierras Moradas, “1865”, Castillo de Molina, Kankana del Elqui, 35 Sur, Gato, Gato Negro, Las Encinas, Urmeneta, Manquehuito, Altaïr, Sideral, Supremo, La Celia, La Consulta, Leyda: the portfolio of Viña Santa Helena S.A. which includes “Cuatro Estaciones” formed by Vernus, Notas de Guarda and D.O.N. (De Origen Noble), which add to Selección del Directorio, Santa Helena Reserva, Parras Viejas, Siglo de Oro and Gran Vino. The brands´s portfolio acquired via merger of Viña Tarapacá ex Zavala S.A., includes: Gran Tarapacá, Tarapacá Reserva, León de Tarapacá, Tarapacá Plus, Tara Pakay, Etiqueta Negra, Gran Reserva, Zavala, Misiones de Rengo, Viña Mar, Casa Rivas and Tamarí, among others.

In the business of sweet snacks in Chile, different products are produced under the brands Calaf, including the Duetto brand and others under which some cookies are made. In addition, the Company has other specific brands for each product line. The joint venture in Foods Compañía de Alimentos CCU S.A. ("Foods") also owns the Natur brand and participates in the Nutrabien brand.

The detail of the described licenses appears below:

Main brands under license
Licenses	Validity Date
Watt's rigid packaging, except carton	Indefinitely
Pisco Bauzá	Indefinitely
Budweiser in Argentina	December 2025
Heineken in Chile and Argentina (1)	10 years renewables
Heineken in Paraguay (2)	November 2022
Heineken in Uruguay (1)	April 2023
Pepsi, Seven Up and Mirinda	December 2043
Té Lipton	March 2043
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda) (3)	December 2018
Budweiser in Chile	December 2015
Austral (4)	July 2016
Gatorade (5)	December 2018
Amstel in Argentina (6)	July 2022
Nestlé Pure Life (7)	December 2017
Sol in Chile(1)	10 years renewables
Sol in Argentina (1)	10 years renewables
Red Bull in Argentina	December 2017
Coors in Chile (8)	December 2025
Coors in Argentina (9)	December 2019

(1) License for 10 years, renewable every year, for a period of 10 years automatically, under identical conditions (Rolling Contract), unless one of the parties provides a notice of non-renewal.

(2) License 10 years, renewable automatically, under identical conditions, for a period of 5 years, unless one of the parties provides a notice of non-renewal.

(3) License renewable for periods of 5 years, subject to the compliance of the contract conditions. (4) Renewable License for period of 2 or 3 years, subject to compliance with contractual conditions.

(4) Renewable for periods of two years, subject to the compliance of the contract conditions.

(5) Renewable for an additional period equal to the duration of the Shareholders Agreement of Bebidas CCU-PepsiCo Spa, subject to the compliance of the contract conditions.

(6) After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.

(7) Renewable for periods of 5 years, subject to the compliance of the contract conditions.

(8) After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 5 years, subject to the compliance of the contract conditions.

(9) Renewable for periods of 5 years, subject to the compliance of the contract conditions.

The Company’s address and main office is located in Santiago, Chile, at Avenida Vitacura Nº 2670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

As of December 31, 2014 the Company had a total of 7,842 employees according to the following detail:

	Number of employes
	Parent company	Consolidated
Main Executives	73	370
Professionals and technicians	228	2,000
Workers	38	5,472
Total	339	7,842

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 60% of the Company shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile Limitada, a company controlled by Heineken Americas B.V, each with a 50% equity participation.

The consolidated financial statements include the following direct and indirect significant subsidiaries where the percentage of participation represents the economic interests at the consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of December 31, 2014			As of December 31, 2013
				Direct	Indirect	Total	Total
Cervecera CCU Chile Limitada	96,989,120-4	Chile	Chilean pesos	99.7500	0.2499	99.9999	99.9999
Embotelladora Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean pesos	96.8309	3.1124	99.9433	99.9415
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine pesos	-	99.9923	99.9923	99.9907
Viña San Pedro Tarapacá S.A.	91,041,000-8	Chile	Chilean pesos	-	64.6980	64.6980	64.6974
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean pesos	46.0000	34.0000	80.0000	80.0000
Transportes CCU Limitada	79,862,750-3	Chile	Chilean pesos	98.0000	2.0000	100.0000	100.0000
CCU Investments Limited	0-E	Islas Cayman	Chilean pesos	99.9999	0.0001	100.0000	100.0000
Inversiones INVEX DOS CCU Limitada	76,126,311-0	Chile	Chilean pesos	99.0000	0.9997	99.9997	99.9997
CRECCU S.A.	76,041,227-9	Chile	Chilean pesos	99.9602	0.0398	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean pesos	90.9100	9.0866	99.9966	99.9966
Southern Breweries Establishment	0-E	Vaduz-Liechtenstein	Chilean pesos	50.0000	49.9553	99.9553	99.9951
Comercial CCU S.A.	99,554,560-8	Chile	Chilean pesos	50.0000	49.9866	99.9866	99.9862
CCU Inversiones S.A. (1)	76,593,550-4	Chile	Chilean pesos	98.8398	1.1334	99.9732	99.9724
Millahue S.A.	91,022,000-4	Chile	Chilean pesos	99.9621	-	99.9621	99.9621
Aguas CCU-Nestlé Chile S.A. (2)	76,007,212-5	Chile	Chilean pesos	-	50.0716	50.0716	50.0707
CCU Inversiones II Limitada (3)	76,349,531-0	Chile	Chilean pesos	80.0000	19.9946	99.9946	99.9946
Compañía Cervecera Kunstmann S.A. (4)	96,981,310-6	Chile	Chilean pesos	50.0007	-	50.0007	50.0007
Inversiones INVEX TRES Limitada	76,248,389-0	Chile	Chilean pesos	99.0000	0.9884	99.9884	99.9997

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

In addition to the table presented above, below are the percentages of participation with voting rights, in each of the subsidiaries as of December 31, 2014 and December 31, 2013, respectively. Each shareholder has one vote per share which he owns or represents. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation via subsidiary.

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of December 31, 2014	As of December 31, 2013
				%	%
Cervecera CCU Chile Limitada	96,989,120-4	Chile	Chilean pesos	100.0000	100.0000
Embotelladora Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean pesos	99.9444	99.9426
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine pesos	100.0000	100.0000
Viña San Pedro Tarapacá S.A.	91,041,000-8	Chile	Chilean pesos	64.6980	64.7153
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean pesos	80.0000	80.0000
Transportes CCU Limitada	79,862,750-3	Chile	Chilean pesos	100.0000	100.0000
CCU Investments Limited	0-E	Islas Cayman	Chilean pesos	100.0000	100.0000
Inversiones INVEX DOS CCU Limitada	76,126,311-0	Chile	Chilean pesos	100.0000	100.0000
CRECCU S.A.	76,041,227-9	Chile	Chilean pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean pesos	100.0000	100.0000
Southern Breweries Establishment	0-E	Vaduz-Liechtenstein	Chilean pesos	100.0000	100.0000
Comercial CCU S.A.	99,554,560-8	Chile	Chilean pesos	100.0000	100.0000
CCU Inversiones S.A. (1)	76,593,550-4	Chile	Chilean pesos	99.9737	99.9728
Millahue S.A.	91,022,000-4	Chile	Chilean pesos	99.9621	99.9621
Aguas CCU-Nestlé Chile S.A. (2)	76,007,212-5	Chile	Chilean pesos	50.1000	50.1000
CCU Inversiones II Limitada (3)	76,349,531-0	Chile	Chilean pesos	100.0000	100.0000
Compañía Cervecera Kunstmann S.A. (4)	96,981,310-6	Chile	Chilean pesos	50.0007	50.0007
Inversiones INVEX TRES Limitada	76,248,389-0	Chile	Chilean pesos	100.0000	100.0000

As explained in Note 8, on September 2012, the Company acquired 100% of shares of Marzurel S.A., Milotur S.A. and Coralina S.A., which are Uruguayan companies and develop the mineral waters and soft drinks business in that country and in December 2013, the Company acquired 50.005% and 49.96% of shares of Paraguayan companies Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., respectively.

On May 2014, the Company acquired 34% of shares of Bolivian company Bebidas Bolivianas S.A. (Note 19).

The main movements in the ownership of the subsidiaries included in these consolidated financial statements are the following:

(1)  CCU Inversiones S.A.

On September and November, 2012, the Company, through its subsidiary CCU Inversiones S.A., acquired an additional 10.4430% interest in Viña San Pedro Tarapacá S.A. for ThCh$ 12,521,899 increasing its ownership interest to 60.4488%. Subsequently, during 2013, acquired an additional 4.2664% interest for ThCh$ 5,627,425 increasing its ownership interest to 64.7153%. As the Company has control of this subsidiary, the difference of ThCH$ 7,254,957 and ThCh$ 2,527,217 generated between purchase price and the equity method value was recorded under the item Other reserves in Equity in 2012 and 2013, respectively.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

(3) CCU Inversiones II Limitada

As explained in Note 19, the Company acquired 50% of shares of Central Cervecera de Colombia S.A.S.

(4) Compañía Cervecera Kunstmann S.A.

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

At December 31, 2014, Promarca S.A. recorded a profit of ThCh$ 4,646,620 (ThCh$ 4,540,335 in 2013 and ThCh$ 3,976,943 in 2012), which in accordance with the Company´s policies is 100% distributable.

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

At December 31, 2014, CPB recorded a profit of ThCh$ 109,207 (ThCh$ 133,635 in 2013 and ThCh$ 85,140 in 2012), which in accordance with the Company´s policies is 100% distributable.

(c) Bebidas CCU-Pepsico SpA

On October 23, 2013, formed a new company called Bebidas CCU-PepsiCo SpA (BCP), which is defining as an arrangement operation, where the subsidiary Embotelladoras Chilenas Unidas S.A. has the 50% of participation. The capital of this entity amounts to ThCh$ 1,000. The purpose of this company is the manufacture, production, processing, transformation, transport, import, export, purchase, sale and in general comercialization of all type of concentrates. Its operations commenced January 1, 2014.

At December 31, 2014, BCP recorded a profit of ThCh$ 789,648, which in accordance with the Company´s policies is 100% distributable.

The companies mentioned above (letter a), b) and c)) meet the conditions stipulated in IFRS 11 to be considered "joint operations", as the primary assets in both entities are trademarks, the contractual arrangements establishes that the parties to the joint arrangement share all interests in the assets relating to the arrangement in a specified proportion and their income is 100% royalty charged to the joint operators from the sale of products using these trademarks.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

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

The consolidated financial statements cover the following periods: Statement of Financial Position as of December 31, 2014 and December 31, 2013, Statement of changes in Equity, Statement of Income, Statement of Comprehensive Income and Statement of Cash Flow for the years ended December 31, 2014, 2013 and 2012.

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

At the date of issuance of these consolidated financial statements the following Amendments, Improvements and Interpretations to existing IFRS standards have been published during the financial year 2014 and the Company has adopted and implemented as appropriate. These were made mandatory from the following dates:

Next Standards Improvements and Amendments		Mandatory for years beginning in:
Amendments to IAS 32	Offsetting financial Assets and Financial Liabilities	January 1, 2014
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment entities	January 1, 2014
Amendments to IAS 36	Recoverable amount Disclosures for non-financial assets	January 1, 2014
IFRIC 21	Levies	January 1, 2014
Amendments to IAS 39	Novation of derivatives and continuation of hedge accounting	January 1, 2014
Amendments to IAS 19	Defined benefit plans: employee contributions	January 1, 2014
Improvement IFRS 2	Definition of vesting condition	July 1, 2014
Improvement IFRS 3	Accounting for contingent consideration in a business combination	July 1, 2014
Improvement IFRS 8	Aggregation of operating segments - Reconciliation of the total of the reportable segments' assets to the entity's assets	July 1, 2014
Improvement IFRS 13	Fair value measurement	July 1, 2014
Improvement IAS 16	Revaluation method - proportionate restatement of accumulated depreciation	July 1, 2014
Improvement IAS 24	Related party disclosures	July 1, 2014
Improvement IAS 38	Revaluation method - proportionate restatement of accumulated amortization	July 1, 2014
Improvement IFRS 1	Meaning of "effective IFRSs"	July 1, 2014
Improvement IFRS 3	Scope exceptions for joint ventures	July 1, 2014
Improvement IFRS 13	Scope of paragraph 52	July 1, 2014
Improvement IAS 40	Clarifying the interrelationship between IFRS 3 and IAS 40 when classifying property as investment property or owner - occupied property	July 1, 2014

The adoption of these standards had no significant impact on the consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

At the date of issuance of these consolidated financial statements the following IFRS Amendments, Improvements and Interpretations to the existing standards have been published, which are not yet effective and the Company has not adopted earlier application:

Next Standards Improvements and Amendments		Mandatory for years beginning in:
Amendments to IFRS 11	Accounting for acquisitions of interests in joint operations	January 1,2016
Amendments to IAS 16 and IAS 38	Clarification of acceptable methods of depreciation and amortisation	January 1, 2016
Amendments to IAS 16 and IAS 41	Agriculture: bearer plants	January 1, 2016
Amendments to IAS 27	Equity method in separate financial statements	January 1, 2016
Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture	January 1, 2016
Improvement IFRS 7	Servicing contracts - applicability of the amendments to IFRS 7 to condensed interim financial statements	January 1, 2016
Improvement IFRS 19	Discount rate: regional market issue	Januay 1, 2016
Improvement IAS 34	Disclosure of information elsewhere in the interim financial report	January 1, 2016
IFRS 14	Regulatory deferral accounts	January 1, 2016
Improvement IFRS 5	Changes in methods of disposal	January 1, 2016
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidated Exception	January 1, 2016
Amendments IAS 1	Disclosure Initiative	January 1, 2016
IFRS 15	Revenue from Contracts with Customers	January 1, 2017
IFRS 9	Financial Instruments	January 1, 2018

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Non-controlling Interest

The non-controlling interest is presented in the Equity section of the Statement of Financial Position. The net income attributable to equity holder of the parent and the non-controlling interest are each disclosed separately in the Consolidated Statement of Income after net income.

Investments accounted for by the equity method

Joint ventures and associates

The Company maintains investments in joint arrangements that qualify as joint ventures, which correspond to a contractual agreement by which two or more parties carry out an economic activity that is subject to joint control, and normally involves the establishment of a separate entity in which each party has a share based on a shareholders’ agreement. In addition the Company maintains investments in associates which are defined as those entities that investor has significant influence and is not a subsidiary or is a joint venture.

The Company accounts for its participation in joint arrangement that qualify as joint ventures and associates using the equity method. The financial statements of the joint ventures are prepared for the same year, under accounting policies consistent with those of the Company. Adjustments are made to conform any difference in accounting policies that may exist to the Company´s accounting policies.

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

2.3         Financial information as per operating segments

The Company has defined three Operating segments which essentially defined with respect to its revenues in the geographic areas of commercial activity: 1.- Chile, 2.- Río de la Plata and 3.- Wine. Until December 31, 2013, the The Company reported three reportable segments within which identified six Operating segments and has restated the corresponding segment information from previous periods, according to IFRS 8.

These Operating segments mentioned are consistent with the way the Company is managed and how results will be reported by CCU. These segments reflect separate operating results which are regularly reviewed by each segment chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 7).

The segments performance is measured according to several indicators, of which OR (Operating Result), ORBDA (Operating Result Before Depreciation and Amortization), ORBDA margin (ORBDA’s % of total revenues for the Operating segment), the volumes and Net sales. Sales between segments are conducted using terms and conditions at current market rates.

The company defined the Operating Result as the Income (loss) before Other gains (losses), Net financial cost, Equity  and income from joint ventures and associates, Foreign currency exchange differences, Results as per adjustment units and Income tax, and the ROADA, for the Company purposes, is defined as Operating Result before Depreciation and Amortization.

Corporate revenues and expenses are presented separately within the Other segment.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

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

Transactions and balances

Transactions in foreign currencies and adjustment units (“Unidad de Fomento” or “UF”) are initially recorded at the exchange rate of the corresponding currency or adjustment unit as of the date on which the transaction occurs. The Unidad de Fomento (UF) is a Chilean inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each Consolidated Statement of Financial Position, the monetary assets and liabilities denominated in foreign currencies and adjustment units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustment unit. The exchange difference arising, both from the liquidation of foreign currency transactions, as well as from the valuation of foreign currency monetary assets and liabilities, is included in statement of income, in Foreign currency exchange differences, while the difference arising from the changes in adjustment units are recorded in the statement of income as Result as per adjustment units.

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

The exchange rates of the primary foreign currencies and adjustment units used in the preparation of the consolidated financial statements as of December 2014, 2013 and 2012 are as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of December 31, 2014	As of December 31, 2013	As of December 31, 2012
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	606.75	524.61	479.96
Euro	EUR	738.05	724.30	634.45
Argentine Peso	ARG	70.96	80.45	97.59
Uruguayan Peso	UYU	24.90	24.49	25.12
Canadian Dollar	CAD	522.88	492.68	482.27
Sterling Pound	GBP	944.21	866.41	775.76
Paraguayan guarani	PYG	0.13	0.11	0.11
Bolivians	BS	88.45	76.47	525.52
Adjustment Units
Unidad de fomento	UF	24,627.10	23,309.56	22,840.75

* The Unidad de Fomento (UF) is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

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

Interest paid and accrued related to debts and obligations used in a financing operations appear under financial cost.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

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

The Company does not intend to make significant repayment of these deposits within the next 12 months. However, from December 31, 2012, such amounts are classified within current liabilities, under the line Other financial liabilities, since the Company does not have the legal ability to defer this payment for a period exceeding 12 months. This liability is not discounted, since it is considered a payable on sight, with the original document and the return of the respective bottles and containers and it does not have adjustability or interest clauses of any kind in its origin.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

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

Property, plant and equipment estimated useful lives are as follows:

Type of Assets	Number of years
Land	Indefinite
Buildings and Constructions	20 to 60
Machinery and equipment	10 to 25
Furniture and accessories	5 to 10
Other equipment (coolers and mayolicas)	5 to 8
Glass and plastic containers	3 to 12

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

2.12         Investment property

Investment property consists of land and building held by the Company with the purpose of generating appreciation and are not used in the normal course of business, and are recorded at historic cost less impairment loss, if any. Investment property depreciation is calculated on a straight line basis over the estimated useful life of such property, taking into account the estimated residual value of such property.

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

Depreciation of under production vines is recorded on a straight-line basis based on the 30-years average estimated production useful life, which is periodically assessed. Vines under formation are not depreciated until they start production.

Costs incurred in acquiring and planting new vines are capitalized.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

For indefinite useful life intangible assets, which are not amortized, the Company performs all required test to ensure that the carrying amount does not exceed recoverable value.

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

Income Tax Obligation

Income tax obligations are recognized in the financial statements on the basis of the best estimates of the taxable profits as of the financial statement closing date, and the income tax rate valid as of that date in the countries where the Company operates, which are Chile, Argentina, Uruguay and Paraguay.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

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

Note 4 Accounting changes

As of December 31, 2014, there have been no significant changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these consolidated financial statements.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

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

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports sales, c) the purchase of raw material, products and capital investments effected in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in Argentina, Uruguay and Paraguay. The Company’s greatest exchange rate exposure is the variation of the Chilean peso as compared to the US Dollar, Euro, Sterling Pound, Argentine Peso, Uruguayan Peso and Guarani paraguayan.

As of December 31, 2014, we maintained in Chile foreign currency liabilities amounting to CLP46,780 million (CLP46,598 million in 2013), mostly denominated in U.S. dollars. Obligations with financial institutions and bonds in foreign currency (CLP19,838 million in 2014 and CLP21,618 million in 2013) represent 11% (9% in 2013) of the total of such liabilities. The remaining 89% (91% in 2013) is denominated in inflation-indexed Chilean pesos. In addition, the Company maintains foreign currency assets for CLP57,086 million (CLP47,369 million in 2013) that mainly correspond to exports in accounts receivable.

Regarding the Argentine subsidiaries operations, the net exposure liability in US Dollars and other currencies amounts to ThCh$ 7,043,648 (ThCh$ 9,412,041 in 2013).

Regarding the Uruguayan subsidiaries operations, the net exposure liability in US Dollars and other currencies amounts to ThCh$ 2,016,054 (ThCh$ 466,519 in 2013).

To protect the value of the net foreign currency assets and liabilities position of its Chilean operations, the Company enters into derivative agreements (currency forwards) to ease any variation in the Chilean peso as compared to other currencies.

As of December 31, 2014, the Company’s mitigate net asset exposure in foreign currencies in Chile, after the use of derivative instruments, is an asset amounting to ThCh$ 2,588,053 (liability of ThCh$ 1,068,823 in 2013).

Of the Company’s total sales, both in Chile,  Argentina and Uruguay, 8% (8% in  2013 and 9% in 2012) corresponds to export sales made in foreign currencies, mainly US Dollars, Euro and Sterling Pound and of the total costs 55% (57% in 2013 and 2012) corresponds to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the eventual variations in the expected cash flows from such transactions.

The Company is also exposed to movements in exchange rates relating to the conversion from Argentine pesos Paraguayan guaranis, and Uruguayan pesos to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina, Uruguay and Paraguay. The Company does not cover the risks associated with the conversion of its subsidiaries, which effects are recorded in Equity.

As of December 31, 2014, the net investment in Argentine subsidiaries amounted to ThCh$ 90,604,760 (ThCh$ 84,362,639 in 2013), Uruguay amounted to ThCh$ 14,539,508 (ThCh$ 8,815,230 in 2013) and in Paraguay amounted to
ThCh$ 22,609,205 (ThCh$ 11,254,656 in 2013).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Exchange rate sensitivity analysis

The exchange rate differences effect recognized in the Consolidated Statement of Income for the  period ended as of December 31, 2014, related to the foreign currency denominated assets and liabilities, was a loss of ThCh$ 613,181 (ThCh$ 4,292,119 in 2013 and ThCh$ 1,002,839 in 2012). Considering the exposure as of December 31, 2014, and assuming a 10% increase (or decrease) in the exchange rate, and maintaining constant all other variables, such as interest rates, it is estimated that the effect over the Company’s income would be income (loss) after taxes of
ThCh$ 204,456 (income (loss) of ThCh$ 85,506  in 2013 and ThCh$ 234,606 in 2012).

Considering that approximately 8% of the Company’ sales relates to export sales carried out in Chile (8% and 9% in 2013 and 2012 respectively), in currencies different from the Chilean Peso, and that in Chile approximately 53% (53% in 2013 and 52% in 2012) of the costs are indexed to the US Dollar, and assuming that the Chilean Peso will be appreciated or (depreciated) by 10% as compared to the set of foreign currencies, when maintaining constant the rest of the variables the hypothetical effect on the Company’s income would be income (loss) after taxes of ThCh$ 10,223,655 (income (loss) from ThCh$ 9,970,631 in 2013 and ThCh$ 8,965,359 in 2012).

The Company can also be affected by the variation of the exchange rate of the countries included in Río de la Plata Operating Segment (Argentina, Uruguay and Paraguay), since the result is converted to Chilean Pesos at the average rate of each month. The result of the operations in Río de la Plata Operating Segment during the year 2014 were ThCh$ 28,152,804 (ThCh  $ 26,693,464 in 2013 and ThCh  $ 28,057,163 in 2012). Therefore, a depreciation (or appreciation) of 10% in the exchange rate of the Argentine and Uruguayan Peso and the Paraguayan Guarani against the Chilean Peso, would be a loss (income) before tax of ThCh$ 2,815,250 (ThCh$ 2,790,898  in 2013 and ThCh$ 2,818,189 in 2012).

The net investment maintained in subsidiaries that operate in Argentina amounts to ThCh$ 90,604,760 as of December 31, 2014 (ThCh$ 84,362,639 in 2013). Assuming a 10% increase or decrease in the Argentine peso exchange rate as compared to the Chilean Peso, and maintaining constant all the rest of the variables, the increase (decrease) would hypothetically result in income (loss) of ThCh$ 9,060,476 (ThCh$ 8,436,264 in 2013) recorded as a credit (charge) against Equity.

The net investment maintained in subsidiaries that operate in Uruguay amounts to ThCh$ 14,539,508 as of December 31, 2014 (ThCh$ 8,815,230 in 2013). Assuming a 10% increase or decrease in the Uruguayan peso exchange rate as compared to the Chilean Peso, and maintaining constant all the rest of the variables, the increase (decrease) would hypothetically result in income (loss) of ThCh$ 1,453,951 recorded as a credit (charge) against Equity (ThCh$ 881,523 in 2013).

The net investment maintained in subsidiaries that operate in Paraguay amounts to ThCh$ 22,609,205 as of December 31, 2014 (ThCh$ 11,254,656 in 2013). Assuming a 10% increase or decrease in the Uruguayan peso exchange rate as compared to the Chilean Peso, and maintaining constant all the rest of the variables, the increase (decrease) would hypothetically result in income (loss) of ThCh$ 2,260,921 (ThCh$ 1,125,466 in 2013) recorded as a credit (charge) against Equity.

The company does not cover the risks associated with the currency conversion of the financial statements of its subsidiaries that have other functional currency, whose effects are reported in Equity.

Interest rates risk

The interest rate risk mainly originated from the Company’s financing sources. The main exposure is related to LIBOR variable interest rate indexed obligations.

As of December 31, 2014, the Company had a total ThCh$ 13,690,987 in debt indexed to LIBOR (ThCh$ 11,840,117 in 2013). Consequently, as of December 31, 2014, the company’s financing structure is made up (without considering the effects of cross currency swaps effect) of approximately 7% (5% in 2013) in debt with variable interest rates, and 93% (95% in 2013) in debt with fixed interest rates.

To administer the interest rate risk, the Company has a policy that intends to reduce the volatility of its financial expense, and to maintain an ideal percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term debt, as well as derivative instruments such as cross currency interest rate swaps.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

As of December 31, 2014, after considering the effect of interest rates and currency swaps, approximately 100% (100% in 2013) of the Company’s long-term debt has fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2014, including exchange rates, interest rates, maturities and effective interest rates, are detailed in Note 27.

Interest rates sensitivity analysis

The total financial expense recognized in the Consolidated Statement of Income for the twelve month ended as of December 31, 2014, related to short-term and long-term debts amounted to ThCh$ 22,957,482 (ThCh$ 24,084,226 in  2013 and ThCh$ 17,054,879 in 2012). As of December 31, 2014 we were 100% covered against interest rate fluctuations (100% covered as of December 31, 2013).

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

Inflation sensitivity analysis

The income for total adjustment unit recognized in the Consolidated Statement of Comprehensive Income for the twelve month ended as of December 31, 2014, related to UF indexed short-term and long-term debt, and resulted in a loss of ThCh$ 4,159,131 (ThCh$  1,801,765 in 2013 and ThCh$ 5,057,807 in 2012). Assuming a reasonably possible increase (decrease) of the Unidad de Fomento by approximately 3% and maintaining constant all the rest of the variables, such as interest rates, the aforementioned increase (decrease) would hypothetically result in a loss (income) of ThCh$ 3,035,371 (ThCh$ 2,999,467 in 2013 and ThCh$ 5,079,454 in 2012) in the Consolidated Statement of Income.

Raw material price risk

The main exposure to the raw material price variation is related to barley and malt used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Barley, malt and cans

In Chile, the Company obtains its barley and malt supply both from local producers and the international market. Long-term supply agreements are entered into with local producers where the barley price is set annually according to market prices, which are used to determine the malt price according to the agreements. The purchases commitments made expose the Company to a raw material price fluctuation risk. During 2014, the Company purchased 52,720 tons (54,162 tons in 2013) of barley and 37,315 tons (32,203 tons in 2013) of malt. CCU Argentina acquires mainly malt from local producers. Such raw materials represent approximately 12% (12% in 2013) of the direct cost of Chile Operating segment.

Of the cost of Chile Operating segment, the cost of cans represents approximately 12% of the direct cost (16% in 2013). Meanwhile in Río de la Plata Operating segment the cans cost represent approximately 20% of the direct cost of raw materials in 2014 (22% in 2013).

Concentrates, Sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrates, which are mainly acquired from licensees, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks of these raw materials, which jointly represent approximately 29% (27% in 2013) of the direct cost of Chile Operating segment. The company does not engage in hedging the purchases of raw materials.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Grapes and wine

The main raw material used by the subsidiary VSPT for wine production are harvested grapes from own production and grapes and wines acquired from third parties through long term and spot contracts. Approximately 23% (31% in 2013) of total wine of VSPT supply comes from its own vineyards. In the export business the own supply for 2014 was 37% (37% for 2013).

The remaining 77% (69% in 2013) supply is purchased from third parties through. During 2014, the subsidiary VSPT acquired 69% (55% in 2013) of the necessary grapes and wine from third parties through spot contracts. it also acquired 8% of its grape needs in 2014 from long term agreements (15% in 2013).

As of December 31, 2014, we must consider that wine represents 59% (58% in 2013) of the total direct cost of VSPT.

Raw material price sensitivity Analysis

The total direct cost in the Consolidated Statement of Income for 2014 amounts to ThCh$ 433,749,832 (ThCh$ 382,645,778 in 2013 and ThCh$ 361,570,855 in 2012). Assuming a reasonably possible increase (decrease) in the direct cost of each Operating segment of 8% and maintaining constant all the rest of the variables, such as exchange rates, the aforesaid increase (decrease) would hypothetically result into a loss (income) before taxes of ThCh$ 21,875,405 (ThCh$ 20,363,653 in 2013 and ThCh$ 18,419,284 in 2012) for Chile Operating segment, ThCh$ 5,925,786 (ThCh$ 5,421,437 in 2013 and ThCh$ 5,018,556 in 2012) for Río de la Plata Operating segment, ThCh$ 6,414,035 (ThCh$ 6,180,951 in 2013 and ThCh$ 6,553,854 2012) for Wine Operating segment.

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

Domestic market

The credit risk related to commercial collectible accounts of domestic markets is administered by the Loan and Collection Administration Officer, and it is monitored by the Loan Committee of each business unit. The Company has a wide client base that is subject to the policies, procedures and controls established by the Company. The loan limits are established for all clients on the basis of an internal qualification and payment performance. Outstanding commercial accounts receivable are regularly monitored. In addition, the Company acquires loan insurances covering 90% of the individually significant accounts receivable balances, a coverage that as of December 31, 2014, amounts to 89% (89% in 2013) of the total accounts receivable.

Overdue but not impaired commercial accounts receivable corresponds to clients that show delays of less than 18.2 days (21 days in 2013).

As of December 31, 2014, the Company had approximately 904 clients (854 clients in 2013) indebted in over Ch$ 10 million each that together represent approximately 86% (86% in 2013) of the total commercial accounts receivable. There were 195 clients (184 clients in 2013) with balances over Ch$ 50 million each, representing approximately 76% (76% in 2013) of the total accounts receivable. The 94% (95% in 2013) of such accounts receivable are covered by the loan insurance.

The Company believes that no additional credit risk provisions are needed to the individual and collective provisions determined at December 31, 2014, as a large percentage of these are covered by insurance.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Exports market

The loan risk related to accounts receivable for exports is administered by VSPT Head of Loan and Collection, and it is monitored by VSPT Administration and Finance Officer. The Company has a large client base, in over eighty countries, which are subject to the policies, procedures and controls established by the Company. In addition, the Company acquires loan insurance covering 90% (83% in 2013) of the total accounts receivable. Pending payment of commercial accounts receivable is regularly monitored. Apart from the loan insurance, having diversified sales in different countries decreases the loan risk.

As of December 31, 2014, there were 72 clients (75 clients in 2013) indebted for over ThCh$ 65,000 each, which represent 87% (87% in 2013) of the total accounts receivable of the export market.

Overdue but not impaired commercial accounts receivable corresponds to clients that show delays of less than 32 days (47 days in 2013).

The Company estimates that no loan risk provisions are necessary in addition to the individual and collective provisions determined as of December 31, 2014. See analysis of accounts receivables maturities and losses due to impairment of accounts receivables (Note 15).

The Company has policies limiting the counterparty loan risk exposure with respect to financial institutions, and such exposures are frequently monitored. Consequently, the Company does not have significant risk concentration with any specific financial institutions as of December 31, 2014.

Tax risk

Our businesses are taxed with different duties, particularly with excise taxes on the consumption of alcoholic and non-alcoholic beverages.

The Argentine excise tax is 8.7% for beer, and the Chilean excise tax is 20.5% for beer and wine, 31.5% for spirits, 18% for sugar content non alcoholic beverages and 10% for no sugar content non alcoholic beverages. An increase in the rate of these or any other tax could negatively affect our sales and profitability.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

A summary of the Company’s financial liabilities with their maturities as of December 31, 2014 and 2013, based on the non-discounted contractual cash flows appears below:

As of December 31, 2014	Book value	Contractual flows maturities
		Less than 1 year	Between 1 and 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	95,822,149	51,813,214	52,789,648	-	104,602,862
Bond payable	73,937,639	5,485,283	23,204,531	71,545,695	100,235,509
Financial leases obligations	17,392,945	1,681,160	5,228,658	28,911,336	35,821,154
Deposits for return of bottles and containers	11,787,424	11,787,424	-	-	11,787,424
Sub-Total	198,940,157	70,767,081	81,222,837	100,457,031	252,446,949
Derivative financial liabilities
Liability coverage	228,376	161,879	(307,947)	-	(146,068)
Derivative hedge liabilities	684,317	684,317	-	-	684,317
Sub-Total	912,693	846,196	(307,947)	-	538,249
Total	199,852,850	71,613,277	80,914,890	100,457,031	252,985,198

As of December 31, 2013	Book value	Contractual flows maturities
		Less than 1 year	Between 1 and 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	80,971,892	38,895,940	50,142,798	1,817,484	90,856,222
Bond payable	153,032,487	77,504,882	24,887,830	81,315,757	183,708,469
Financial leases obligations	16,932,430	1,744,243	5,271,866	28,476,487	35,492,596
Deposits for return of bottles and containers	11,451,872	11,451,872	-	-	11,451,872
Sub-Total	262,388,681	129,596,937	80,302,494	111,609,728	321,509,159
Derivative financial liabilities
Liability coverage	201,064	137,151	66,551	-	203,702
Derivative hedge liabilities	661,473	661,473	-	-	661,473
Sub-Total	862,537	798,624	66,551	-	865,175
Total	263,251,218	130,395,561	80,369,045	111,609,728	322,374,334

View current and non-current book value in Note 6.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 6 Financial Instruments

Financial instruments categories

The following are the book values of each financial instrument category at the closing of each year:

	As of December 31, 2014		As of December 31, 2013
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	214,774,876	-	408,853,267	-
Other financial assets	6,483,652	343,184	4,468,846	38,899
Accounts receivable - trade and other receivable (net)	238,602,893	-	211,504,047	-
Accounts receivable from related companies	11,619,118	522,953	9,610,305	350,173
Total financial assets	471,480,539	866,137	634,436,465	389,072
Bank borrowings	49,137,896	46,684,253	33,193,852	47,778,040
Bonds payable	3,029,425	70,908,214	74,432,086	78,600,401
Financial leases obligations	518,139	16,874,806	612,491	16,319,939
Derivative hedge liabilities	684,317	-	661,473	-
Liability coverage	161,092	67,284	136,414	64,650
Deposits for return of bottles and containers	11,787,424	-	11,451,872	-
Total other non-financial liabilities (*)	65,318,293	134,534,557	120,488,188	142,763,030
Account payable- trade and other payable	203,782,805	369,506	183,508,115	841,870
Accounts payable to related entities	10,282,312	-	7,286,064	377,020
Total financial liabilities	279,383,410	134,904,063	311,282,367	143,981,920

(*) See Note 27 Other financial liabilities.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Financial instruments fair value

The following tables show the fair values, based on the financial instrument categories, as compared to the book value included in the Consolidated Statements of Financial Position:

a)   Composition of financial assets and liabilities:

	As of December 31, 2014		As of December 31, 2013
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	214,774,876	214,774,876	408,853,267	408,853,267
Other financial assets	6,826,836	6,826,836	4,507,745	4,507,745
Accounts receivable - trade and other receivable (net)	238,602,893	238,602,893	211,504,047	211,504,047
Accounts receivable from related companies	12,142,071	12,142,071	9,960,478	9,960,478
Total financial assets	472,346,676	472,346,676	634,825,537	634,825,537
Bank borrowings	95,822,149	98,167,470	80,971,892	81,571,288
Bonds payable	73,937,639	80,134,117	153,032,487	149,220,332
Financial leases obligations	17,392,945	28,975,321	16,932,430	19,849,691
Derivative hedge liabilities	684,317	684,317	661,473	661,473
Liability coverage	228,376	228,376	201,064	201,064
Deposits for return of bottles and containers	11,787,424	11,787,424	11,451,872	11,451,872
Total other non-financial liabilities (*)	199,852,850	219,977,025	263,251,218	262,955,720
Account payable- trade and other payable	204,152,311	204,152,311	184,349,985	184,349,985
Accounts payable to related entities	10,282,312	10,282,312	7,663,084	7,663,084
Total financial liabilities	414,287,473	434,411,648	455,264,287	454,968,789

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

b)   Financial instruments as per category:

As of December 31, 2014	Fair value with changes in income	Cash and cash equivaletns and loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Derivative financial instruments	5,467,620	-	343,184	5,810,804
Marketable securities and investments in other companies	1,016,032	-	-	1,016,032
Total other financial assets	6,483,652	-	343,184	6,826,836
Cash and cash equivalents	-	214,774,876	-	214,774,876
Accounts receivable-trade and other receivables (net)	-	238,602,893	-	238,602,893
Account receivable from to related companies	-	12,142,071	-	12,142,071
Total	6,483,652	465,519,840	343,184	472,346,676

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

As of December 31, 2014	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Liabilities
Bank borrowings	-	-	95,822,149	95,822,149
Bonds payable	-	-	73,937,639	73,937,639
Financial leases obligations	-	-	17,392,945	17,392,945
Deposits for return of bottles and containers	-	-	11,787,424	11,787,424
Derivative financial instruments	684,317	228,376	-	912,693
Total others financial liabilities	684,317	228,376	198,940,157	199,852,850
Account payable- trade and other payable	-	-	204,152,311	204,152,311
Accounts payable to related entities	-	-	10,282,312	10,282,312
Total	684,317	228,376	413,374,780	414,287,473

As of December 31, 2013	Fair value with changes in income	Cash and cash equivalents and loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Derivative financial instruments	2,349,405	-	1,039,003	3,388,408
Marketable securities and investments in other companies	1,119,337	-	-	1,119,337
Total other financial assets	3,468,742	-	1,039,003	4,507,745
Cash and cash equivalents	-	408,853,267	-	408,853,267
Accounts receivable-trade and other receivables (net)	-	211,504,047	-	211,504,047
Account receivable from to related companies	-	9,960,478	-	9,960,478
Total	3,468,742	630,317,792	1,039,003	634,825,537

As of December 31, 2013	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Liabilities
Bank borrowings	-	-	80,971,892	80,971,892
Bonds payable	-	-	153,032,487	153,032,487
Financial leases obligations	-	-	16,932,430	16,932,430
Deposits for return of bottles and containers	-	-	11,451,872	11,451,872
Derivative financial instruments	661,473	201,064	-	862,537
Total others financial liabilities	661,473	201,064	262,388,681	263,251,218
Account payable- trade and other payable	-	-	184,349,985	184,349,985
Accounts payable to related entities	-	-	7,663,084	7,663,084
Total	661,473	201,064	454,401,750	455,264,287

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments as per type of agreement at the closing of each year is as follows:

	As of December 31, 2014				As of December 31, 2013
	Number agreements	Nominal amounts thousand	Asset	Liability	Number agreements	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency interest rate swaps UF/CLP	-	-	-	-	1	3,000	1,000,104	-
Less than a year	-	-	-	-		3,000	1,000,104	-
Cross interest rate swaps USD/USD	2	18,185	-	184,999	2	18,117	9,351	156,501
Less than a year		8,185	-	117,714		117	-	91,851
Between 1 and 5 years		10,000	-	67,285		18,000	9,351	64,650
Cross currency interest rate swaps USD/EURO	1	4,499	343,184	43,377	1	4,476	29,548	44,563
Less than a year		63	-	43,377		40	-	44,563
Between 1 and 5 years		4,436	343,184	-		4,436	29,548	-
Forwards USD	30	93,709	5,467,620	570,413	20	90,559	2,202,537	275,200
Less than a year		93,709	5,467,620	570,413		90,559	2,202,537	275,200
Forwards Euro	8	11,975	-	98,507	10	4	143,749	325,638
Less than a year		11,975	-	-		4	143,749	325,638
Forwards CAD	1	(870)	-	1,622	2	1,850	3,119	9,651
Less than a year		(870)	-	1,622		1,850	3,119	9,651
Forwards GBP	2	(1,060)	-	13,775	2	1,500	-	50,984
Less than a year		(1,060)	-	13,775		1,500	-	50,984
Total derivative instruments	44		5,810,804	912,693	38		3,388,408	862,537

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging classified; consequently their effects are recorded in Income, in Other gains (losses), separately from the hedged item.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

In the case of Cross Currency Interest Rate Swaps and the Cross Interest Rate Swaps, these qualify as cash flow hedges of the flows related to loans from Banco de Chile and Banco Scotiabank. See additional disclosures in Note 27.

As of December 31, 2014
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank	Interest rate fluctuation in loans	USD	4,862,197	USD	4,870,405	(8,208)	06-22-2015
Banco de Chile	Interest rate and exchange rate fluctuation in loans	USD	2,718,035	EUR	2,418,228	299,807	07-11-2016
Banco de Chile	Interest rate and exchange rate fluctuation in loans	USD	6,128,148	USD	6,304,976	(176,792)	07-07-2016

As of December 31, 2013
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank	Interest rate fluctuation in loans	USD	4,211,482	USD	4,207,536	3,946	06-22-2015
Banco de Chile	Interest rate and exchange rate fluctuation in loans	USD	2,368,588	EUR	2,383,602	(15,014)	07-11-2016
Banco de Chile	Interest rate fluctuation in loans	USD	5,340,215	USD	5,491,311	(151,096)	07-07-2016
Banco de Chile	Interest rate and exchange rate fluctuation in bond	UF	70,704,908	CLP	69,704,804	1,000,104	03-17-2014

The Consolidated Statement of Other Comprehensive Income includes under the caption cash flow hedge, for the years ended December 31, 2014, 2013 and 2012, a debit after income taxes of ThCh$ 155,258 (a credit after income taxes of ThCh$ 256,592 and a debit of ThCh$ 826,120, in 2013 and 2012, respectively), relating to the fair value of the Cross Currency Interest Swap and Cross Interest Rate Swap derivatives instruments.

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

Level 3                   Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

The fair value of financial facilities recorded at fair value in the Consolidated Financial Statements, are as follows:

As of December 31, 2014	Recorded fair value	fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	5,467,620	-	5,467,620	-
Market securities and investments in other companies	1,016,032	1,016,032	-	-
Derivative hedge assets	343,184	-	343,184	-
Fair value financial assets	6,826,836	1,016,032	5,810,804	-
Derivative hedge liabilities	228,376	-	228,376	-
Derivative financial instruments	684,317	-	684,317	-
Fair value financial liabilities	912,693	-	912,693	-

As of December 31, 2013	Recorded fair value	fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	2,349,405	-	2,349,405	-
Market securities and investments in other companies	1,119,337	1,119,337	-	-
Derivative hedge assets	1,039,003	-	1,039,003	-
Fair value financial assets	4,507,745	1,119,337	3,388,408	-
Derivative hedge liabilities	201,064	-	201,064	-
Derivative financial instruments	661,473	-	661,473	-
Fair value financial liabilities	862,537	-	862,537	-

During year ended as of December 31, 2014, the Company has not made any significant instrument transfer between levels 1 and 2.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 7 Financial Information as per operating segments

The Company has defined three Operating segments, essentially defined with respect to its revenues in the geographic areas of commercial activity: 1. Chile, 2. Río de la Plata and 3. Wine. These Operating segments mentioned are consistent with the way the Company is managed and how results are reported by CCU. These segments reflect separate operating results which are regularly reviewed by each segment chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance.

Operating segment	Products
Chile	Beers, non-alcoholic beverages and spirits.
Río de la Plata	Beers, cider, non-alcoholic beverages and spirits in Argentina, Uruguay and Paraguay.
Wine	Wines, mainly in export markets to more 80 countries.

Corporate revenues and expenses are presented separately within the Other segment. In addition this segment presents the elimination of transactions between segments.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

a)     Information as per Operating segments for the years ended as of December 31, 2014 and 2013:

	Chile Operating segment		Río de la Plata Operating segment		Wine Operating segment		Others		Total
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	813,639,952	751,079,523	292,152,707	274,029,865	168,139,809	146,938,005	-	-	1,273,932,468	1,172,047,393
Other income	9,100,957	8,560,450	3,992,902	7,405,658	3,918,028	4,524,947	7,021,944	4,688,062	24,033,831	25,179,117
Sales revenue between segments	7,600,483	5,555,707	3,522,074	999,777	290,716	792,495	(11,413,273)	(7,347,979)	-	-
Net sales	830,341,392	765,195,680	299,667,683	282,435,300	172,348,553	152,255,447	(4,391,329)	(2,659,917)	1,297,966,299	1,197,226,510
Change %	8.5	-	6.1	-	13.2	-	-	-	8.4	-
Cost of sales	(383,558,625)	(343,230,330)	(136,174,602)	(113,264,790)	(97,523,601)	(92,864,092)	12,720,013	12,662,578	(604,536,815)	(536,696,634)
% of Net sales	46.2	44.9	45.4	40.1	56.6	61.0	-	-	46.6	44.8
Gross margin	446,782,767	421,965,350	163,493,081	169,170,510	74,824,952	59,391,355	8,328,684	10,002,661	693,429,484	660,529,876
% of Net sales	53.8	55.1	54.6	59.9	43.4	39.0	-	-	53.4	55
MSD&A (1)	(317,765,235)	(275,202,656)	(154,299,739)	(142,972,002)	(50,284,131)	(46,036,147)	(13,253,897)	(9,312,740)	(535,603,002)	(473,523,545)
% of Net sales	38.3	36.0	51.5	50.6	29.2	30.2	-	-	41.3	39.6
Other operating income (expenses)	722,478	1,385,111	20,173,967	1,038,067	238,952	(166,311)	2,585,913	1,991,965	23,721,310	4,248,832
Operating result before Exceptional Items (EI)	129,740,010	148,147,805	29,367,309	27,236,575	24,779,773	13,188,897	(2,339,300)	2,681,886	181,547,792	191,255,163
Change %	(12.4)	-	7.8	-	87.9	-	-	-	(5.1)	-
% of Net sales	15.6	19.4	9.8	9.6	14.4	8.7	-	-	14.0	16.0
Exceptional Items (EI) (2)	-	(780,458)	(1,214,505)	(543,111)	-	(275,700)	(412,995)	(1,390,060)	(1,627,500)	(2,989,329)
Operating result (3)	129,740,010	147,367,347	28,152,804	26,693,464	24,779,773	12,913,197	(2,752,295)	1,291,826	179,920,292	188,265,834
Change %	(12.0)	-	5.5	-	91.9	-	-	-	(4.4)	-
% of Net sales	15.6	19.3	9.4	9.5	14.4	8.5	-	-	13.9	15.7
Net financial expense	-	-	-	-	-	-	-	-	(10,820,891)	(15,830,056)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	(898,607)	308,762
Foreign currency exchange differences	-	-	-	-	-	-	-	-	(613,181)	(4,292,119)
Results as per adjustment units	-	-	-	-	-	-	-	-	(4,159,131)	(1,801,765)
Other gains (losses)	-	-	-	-	-	-	-	-	4,036,939	958,802
Income before taxes									167,465,421	167,609,458
Income taxes									(46,673,500)	(34,704,907)
Net income for year									120,791,921	132,904,551
Non-controlling interests									14,553,471	9,868,543
Net income attributable to equity holders of the parent									106,238,450	123,036,008
Depreciation and amortization	38,832,969	37,534,253	11,194,117	9,957,053	7,115,790	7,238,886	11,464,690	9,516,304	68,607,566	64,246,496
ORBDA before EI	168,572,979	185,682,058	40,561,426	37,193,628	31,895,563	20,427,783	9,125,390	12,198,190	250,155,358	255,501,659
Change %	(9.2)	-	9.1	-	56.1	-	-	-	(2.1)	-
% of Net sales	20.3	24.3	13.5	13.2	18.5	13.4	-	-	19.3	21.3
ORBDA (4)	168,572,979	184,901,600	39,346,921	36,650,517	31,895,563	20,152,083	8,712,395	10,808,130	248,527,858	252,512,330
Change %	(8.8)	-	7.4	-	58.3	-	-	-	(1.6)	-
% of Net sales	20.3	24.2	13.1	13.0	18.5	13.2	-	-	19.1	21.1

(1)   MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

(2)   Exceptional Items are income or expenses that do not occur regularly as part of the normal activities of the Company. It’s presented separately because its important items for the understanding the normal operations of the Company due to importance or nature. During the year 2014, the Company has considered this result as as Exceptional Items related to different restructuring process of Operating segments and for the year 2013, the Company has considered this result as an Exceptional items (EI) related to restructuring process which implied the early retirement of managers replaced internally, promotions and the sole and exceptional payments of incentives to the leaving and remaining personnel.

(3)   Operating result (For management purposes we have defined as earnings before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(4)   ORBDA (For management purpose we have defined as Operating Result before Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

b)     Information as per Operating segments for the years ended as of December 31, 2013 and 2012:

	Chile Operating segment		Río de la Plata Operating segment		Wine Operating segment		Others		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	751,079,523	665,913,311	274,029,865	248,970,437	146,938,005	144,593,467	-	5	1,172,047,393	1,059,477,220
Other income	8,560,450	6,364,664	7,405,658	4,777,057	4,524,947	4,642,408	4,688,062	428,545	25,179,117	16,212,674
Sales revenue between segments	5,555,707	4,250,836	999,777	78,860	792,495	321,491	(7,347,979)	(4,651,187)	-	-
Net sales	765,195,680	676,528,811	282,435,300	253,826,354	152,255,447	149,557,366	(2,659,917)	(4,222,637)	1,197,226,510	1,075,689,894
Change %	13.1	-	11.3	-	1.8	-	-	-	11.3	-
Cost of sales	(343,230,330)	(308,358,522)	(113,264,790)	(100,032,812)	(92,864,092)	(95,634,950)	12,662,578	10,939,037	(536,696,634)	(493,087,247)
% of Net sales	44.9	45.6	40.1	39.4	61.0	63.9	-	-	44.8	45.8
Gross margin	421,965,350	368,170,289	169,170,510	153,793,542	59,391,355	53,922,416	10,002,661	6,716,400	660,529,876	582,602,647
% of Net sales	55.1	54.4	59.9	60.6	39.0	36.1	-	-	55.2	54.2
MSD&A (1)	(275,202,656)	(231,695,795)	(142,972,002)	(126,048,966)	(46,036,147)	(43,175,330)	(9,312,740)	(4,322,674)	(473,523,545)	(405,242,765)
% of Net sales	36.0	34.2	50.6	49.7	30.2	28.9	-	-	39.6	37.7
Other operating income (expenses)	1,385,111	1,746,137	1,038,067	312,587	(166,311)	306,013	1,991,965	1,463,592	4,248,832	3,828,329
Operating result before Exceptional Items (EI)	148,147,805	138,220,631	27,236,575	28,057,163	13,188,897	11,053,099	2,681,886	3,857,318	191,255,163	181,188,211
Change %	7.2	-	(2.9)	-	19.3	-	-	-	5.6	-
% of Net sales	19.4	20.4	9.6	11.1	8.7	7.4	-	-	16.0	16.8
Exceptional Items (EI) (2)	(780,458)	-	(543,111)	-	(275,700)	-	(1,390,060)	-	(2,989,329)	-
Operating result (3)	147,367,347	138,220,631	26,693,464	28,057,163	12,913,197	11,053,099	1,291,826	3,857,318	188,265,834	181,188,211
Change %	6.6	-	(4.9)	-	16.8	-	-	-	3.9	-
% of Net sales	19.3	20.4	9.5	11.1	8.5	7.4	-	-	15.7	17
Net financial expense	-	-	-	-	-	-	-	-	(15,830,056)	(9,362,207)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	308,762	(177,107)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	(4,292,119)	(1,002,839)
Results as per adjustment units	-	-	-	-	-	-	-	-	(1,801,765)	(5,057,807)
Other gains (losses)	-	-	-	-	-	-	-	-	958,802	(4,478,021)
Income before taxes									167,609,458	161,110,230
Income taxes									(34,704,907)	(37,133,330)
Net income for year									132,904,551	123,976,900
Non-controlling interests									9,868,543	9,544,167
Net income attributable to equity holders of the parent									123,036,008	114,432,733
Depreciation and amortization	37,534,253	33,285,317	9,957,053	7,022,680	7,238,886	6,566,207	9,516,304	7,885,916	64,246,496	54,760,120
ORBDA before EI	185,682,058	171,505,948	37,193,628	35,079,843	20,427,783	17,619,306	12,198,190	11,743,234	255,501,659	235,948,331
Change %	8.3	-	6.0	-	15.9	-	-	-	8.3	-
% of Net sales	24.3	25.4	13.2	13.8	13.4	11.8	-	-	21.3	21.9
ORBDA (4)	184,901,600	171,505,948	36,650,517	35,079,843	20,152,083	17,619,306	10,808,130	11,743,234	252,512,330	235,948,331
Change %	7.8	-	4.5	-	14.4	-	-	-	7.0	-
% of Net sales	24.2	25.4	13.0	13.8	13.2	11.8	-	-	21.1	21.9

(1)	MSD&A, included Marketing, Selling, Distribution and Administrative expenses.
(2)

Exceptional Items are income or expenses that do not occur regularly as part of the normal activities of the Company. It’s presented separately because its important items for the understanding the normal operations of the Company due to importance or nature.For the year 2013, the Company has considered this result as an Exceptional items (EI) related to restructuring process which implied the early retirement of managers replaced internally, promotions and the sole and exceptional payments of incentives to the leaving and remaining personnel.

(3)

Operating result (For management purposes we have defined as earnings before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(4)	ORBDA (For management purpose we have defined as Operating Result before Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Sales information by geographic location

Net sales per geographical location	For the years ended as of December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Chile	991,938,043	907,947,965	813,918,521
Argentina	264,631,403	279,342,525	258,941,048
Uruguay	11,204,806	9,936,020	2,830,325
Paraguay	30,192,047	-	-
Total	1,297,966,299	1,197,226,510	1,075,689,894

See distribution of domestic and exports revenues in Note 9.

Depreciation and amortization as per operating segments

Property, plant and equipment depreciation and amortization of software	For the years ended as of December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Chile Operating segment	38,832,969	37,534,253	33,285,317
Río de la Plata Operating segment	11,194,117	9,957,053	7,022,680
Wine Operating segment	7,115,790	7,238,886	6,566,207
Others (1)	11,464,690	9,516,304	7,885,916
Total	68,607,566	64,246,496	54,760,120

(1)   Other includes depreciation and amortization corresponding to the Corporate Support Units and Strategic Service Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and software additions)	For the years ended as of December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Chile Operating segment	85,904,965	70,441,360	52,724,178
Río de la Plata Operating segment	33,481,407	29,779,226	26,945,555
Wine Operating segment	12,686,080	4,839,881	9,137,730
Others (1)	98,007,700	19,498,562	28,838,059
Total	230,080,152	124,559,029	117,645,522

(1)   Other includes the capital investments corresponding to the Corporate Support Units and Strategic Service Units.

Assets as per operating segments

Assets per segment	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Chile Operating segment	653,728,891	560,654,096
Río de la Plata Operating segment	275,037,618	199,389,168
Wine Operating segment	297,145,081	277,730,436
Others (1)	542,989,483	689,946,555
Total	1,768,901,073	1,727,720,255

(1)   Other includes goodwill and the assets corresponding to the Corporate Support Units and Strategic Service Units.

Assets per geographic location

Assets per geographical location	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Chile	1,480,587,584	1,514,645,406
Argentina	211,886,432	195,931,022
Uruguay	23,971,219	17,143,827
Paraguay	52,455,838	-
Total	1,768,901,073	1,727,720,255

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Operating Segment’s additional information

The Consolidated Statement of Income classified according to the Company’s operations management is as follows:

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31.
		2014	2013	2012
		ThCh$	ThCh$	ThCh$
Sales revenue external customers		1,273,932,468	1,172,047,393	1,059,477,220
Other income		24,033,831	25,179,117	16,212,674
Net sales	9	1,297,966,299	1,197,226,510	1,075,689,894
Change %		8.4	11.3	-
Cost of sales		(604,536,815)	(536,696,634)	(493,087,247)
% of Net sales		46.6	44.8	45.8
Gross margin		693,429,484	660,529,876	582,602,647
% of Net sales		53.4	55.2	54.2
MSD&A (1)		(535,603,002)	(473,523,545)	(405,242,765)
% of Net sales		41.3	39.6	37.7
Other operating income (expenses)		23,721,310	4,248,832	3,828,329
Operating result before Exceptional Items (EI)		181,547,792	191,255,163	181,188,211
Change %		(5.1)	5.6	-
% of Net sales		14.0	16.0	16.8
Exceptional Items (EI) (2)		(1,627,500)	(2,989,329)	-
Operating result (3) (5)		179,920,292	188,265,834	181,188,211
Change %		(4.4)	3.9	-
% of Net sales		13.9	15.7	16.8
Net financial expense	11	(10,820,891)	(15,830,056)	(9,362,207)
Equity and income of associates and joint ventures	19	(898,607)	308,762	(177,107)
Foreign currency exchange differences	11	(613,181)	(4,292,119)	(1,002,839)
Results as per adjustment units	11	(4,159,131)	(1,801,765)	(5,057,807)
Other gains (losses)	13	4,036,939	958,802	(4,478,021)
Income before taxes		167,465,421	167,609,458	161,110,230
Income taxes	26	(46,673,500)	(34,704,907)	(37,133,330)
Net income for year		120,791,921	132,904,551	123,976,900
Non-controlling interests	32	14,553,471	9,868,543	9,544,167
Net income attributable to equity holders of the parent		106,238,450	123,036,008	114,432,733
Depreciation and amortization		68,607,566	64,246,496	54,760,120
ORBDA before EI		250,155,358	255,501,659	235,948,331
Change %		(2.1)	8.3	-
% of Net sales		19.3	21.3	21.9
ORBDA (4)		248,527,858	252,512,330	235,948,331
Change %		(1.6)	7.0	-
% of Net sales		19.1	21.1	21.9

See definition of (1), (2), (3) and (4) in information as per Operating segment.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

(4) The following is a reconciliation of our gains (losses) from operational activities, the most directly comparable IFRS measure to Operating Result for the years ended December 31, 2014, 2013 and 2012:

	For the years ended December 31.
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Income from operational activities	183,957,231	189,224,636	176,710,190
Add (Subtract):
Results derivative contracts	(4,152,548)	(2,390,493)	4,030,484
Marketable securities to fair value	103,306	107,914	(92,469)
Other	12,303	1,323,777	540,006
Exceptional Items (EI) (2)	1,627,500	2,989,329	-
Operating result before EI	181,547,792	191,255,163	181,188,211
Exceptional Items (EI) (2)	(1,627,500)	(2,989,329)	-
Operating result (1)	179,920,292	188,265,834	181,188,211

See definition of (1) and (2) in information as per Operating segment.

Information per segments of joint ventures

The Company’s Management reviews the financial position and the operating results of all its joint ventures and associates described in Note 19. The information that appears below relates to 100% joint ventures and associates: Cervecería Austral S.A. (beer segment) and Foods Compañía de Alimentos CCU S.A. (foods segment), which represents the figures that have not been consolidated in the Company’s financial statements as joint ventures and associates are accounted for under the equity method, as explained in Note 2.2.

The figures for each entity 100% of each in summary form are as follows:

	As of December 31, 2014		As of December 31, 2013		As of December 31, 2012
	Cervecería Austral S.A.	Foods S.A.	Cervecería Austral S.A.	Foods S.A.	Cervecería Austral S.A.	Foods S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	9,326,474	37,073,178	7,949,500	23,312,230	6,633,014	20,529,548
Operating result	377,909	(165,406)	506,859	(268,040)	91,569	(413,580)
Net income for year	269,405	(661,832)	446,348	174,201	95,114	(449,925)
Capital expenditures	881,082	431,526	399,967	811,079	703,445	1,009,462
Depreciation and amortization	(383,992)	(1,552,463)	(366,308)	(1,050,432)	(358,850)	(922,112)
Current assets	5,184,453	10,441,156	3,491,797	10,118,422	3,159,893	8,364,951
Non-current assets	4,767,116	34,309,062	4,302,124	28,109,818	4,270,639	27,321,395
Current liabilities	3,454,424	14,096,278	1,588,759	11,796,719	1,582,482	9,709,334
Non-current liabilities	374,011	2,351,086	277,527	1,007,569	231,159	727,260

(1) See  Note 19.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 8 Business Combinations

a) Marzurel S.A., Milotur S.A. and Coralina S.A. and Los Huemules S.R.L.

Year 2012 Acquisitions

a.1)  On September 13, 2012, the Company acquired 100% of stock, voting and economic rights of Marzurel S.A., Milotur S.A. and Coralina S.A., which are Uruguayan companies that develop the mineral waters and soft drinks business in that country.

         At December, 31 2012, the total amount of this transaction was ThCh$ 10,512,588 and was recorded under Other non-financial assets, due to the Company was in the process of assessing the fair values of this acquisition and the estimated impact of this process was not considered significant to the financial statement as of that date (See Note 18).

a.2)  On September 27, 2012, the Company, through the subsidiary Cervecera Kunstmann S.A., acquired 49% of rights of Los Huemules S.R.L. for ThCh$ 271,843. Los Huemules S.R.L. is an Argentinian company that specializes in gastronomic services.

a.3)  The Extraordinary Meeting of Shareholders held on May 16 and July 1, 2014, resolved to increase the capital of the subsidiary Milotur S.A. in the amount of US$ 3,578,461 and US 4,000,000, respectively, equivalent for an a total amount of ThCh$ 4,191,988. At the date of issue of these consolidated financial statements such capital increased was paid.

On October 2 and 3, 2013, the Company signed a contract with its subsidiary CCU Inversiones II Limited, which the last acquired all of stock, voting and economic rights of Marzurel S.A., Milotur S.A. and Coralina S.A.

b) Manantial S.A.

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

c)   Bebidas del Paraguay S.A. y Distribuidora del Paraguay S.A.

Year 2013 Acquisitions

During December 2013, the Company acquired 50.005% and 49.96% of the stock of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., respectively. This transaction allows the Company, participates in the beer distribution business, and production and marketing of non-alcoholic drinks, waters and nectars. The total amount of this transaction was ThCh$ 11,254,656 in 2013 recorded under Other non-financial assets (Note 18) and a funding (capital increase) for ThCh$ 12,432,754 (in two annually payments) and the assets as well as the liabilities were not consolidated as of December 31, 2013 because their impact line-by-line was not considered significant.

For the acquisition of the Paraguayan companies, the Company have been determined the fair values of the assets, liabilities and contingent liabilities, generating goodwill and trademarks for an amount of ThCh$ 5,566,003 and ThCh$ 3,658,167, respectively, among others (Note 20 and 21)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

On December 23, 2014, the Company signed a contract with its subsidiary CCU Inversiones II Limited, which the last acquired all of stock of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.

Bebidas del Paraguay S.A. (BdP) and Distribuidora del Paraguay S.A. (DdP) are considerated as an economic group that share operational and financial strategy. BdP manufactures products with different brands of its property. DdP is your sole and exclusive customer, which is responsible for the distribution and marketing of its products, reason why BdP proceeds to consolidate to DdP.

It is expected that the acquisition of these companies increases their productive capacities, through the expansion of their productive assets, growth in market share through the various brands market and participation in local and foreign markets, as well as operational improvements as a result of synergies obtained in the operational and administrative functions.

Note 9 Net Sales

Net sales distributed between domestic and export, are as follows:

	For the years ended as of December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Domestic sales	1,188,231,333	1,102,834,492	980,795,179
Exports sales	109,734,966	94,392,018	94,894,715
Total	1,297,966,299	1,197,226,510	1,075,689,894

Note 10 Nature of cost and expense

Operational cost and expense grouped by natural classification are as follows:

	For the years ended as of December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Raw material cost	433,749,832	382,645,778	361,570,855
Materials and maintenance expense	38,678,842	32,596,344	27,740,998
Personal expense (1)	169,331,464	155,010,442	128,161,486
Transportation and distribution	201,371,151	184,417,248	154,488,838
Advertising and promotion expense	105,649,991	85,063,591	75,977,235
Lease expense	13,347,091	12,201,288	10,985,054
Energy expense	29,566,627	25,398,656	27,713,998
Depreciation and amortization	68,607,566	64,246,496	54,760,120
Other expenses	83,207,159	72,889,696	58,687,671
Total	1,143,509,723	1,014,469,539	900,086,255

(1)   See Note 31 Employee benefits.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 11 Financial results

The financial income composition for the year ended as of December 31, 2014, 2013 and 2012, is as follows:

	For the years ended as of December 31,
Financial Results	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Financial income	12,136,591	8,254,170	7,692,672
Financial cost	(22,957,482)	(24,084,226)	(17,054,879)
Foreign currency exchange differences	(613,181)	(4,292,119)	(1,002,839)
Result as per adjustment units	(4,159,131)	(1,801,765)	(5,057,807)
Total	(15,593,203)	(21,923,940)	(15,422,853)

Note 12 Other income by function

The detail of other income by function is as follows:

Other income by function	For the years ended as of December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Sales of fixed assets	3,146,816	2,381,160	2,525,648
Lease expense	364,388	318,830	409,325
Others	21,952,512	2,808,873	2,649,599
Total	25,463,716	5,508,863	5,584,572

(1)     Under this amount includes, the positive one-time effect compensations received by our Argentine subsidiary CICSA for an amount 227,245 thousands of Argentine pesos (equivalent to MUS$ 34,200), for the termination of the contract which allowed us to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina and the license for the production and distribution of Budweiser beer in Uruguay.

Note 13 Other Gain and Loss

The detail of other gain (loss) items is as follows:

Other gain and (loss)	For the years ended as of December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Results derivative contracts	4,152,548	2,390,493	(4,030,484)
Marketable securities to fair value	(103,306)	(107,914)	92,469
Other	(12,303)	(1,323,777)	(540,006)
Total	4,036,939	958,802	(4,478,021)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 14  Cash and cash equivalents

Cash and cash equivalent balances were as follows:

	As of December 31, 2014	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$	ThCh$
Cash	12,708	16,242	11,015
Overnight deposits	1,319,399	883,299	1,119,358
Bank balances	30,853,126	29,614,669	44,411,396
Time deposits	99,373,117	282,628,752	9,454,130
Investments in mutual funds	-	503,838	-
Securities purchased under resale agreements	83,216,526	95,206,467	47,341,376
Total	214,774,876	408,853,267	102,337,275

The currency composition of cash and cash equivalents at December 31, 2014, is as follows:

	Chilean Peso	Unidad de Fomento	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Guaraní Paraguayo	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	9,939	-	420	-	2,349	-	-	-	12,708
Overnight deposits	-	-	1,319,399	-	-	-	-	-	1,319,399
Bank balances	8,790,934	-	4,738,935	974,179	11,726,073	536,097	3,753,420	333,488	30,853,126
Time deposits	90,962,579	8,410,538	-	-	-	-	-	-	99,373,117
Securities purchased under resale agreements	83,216,526	-	-	-	-	-	-	-	83,216,526
Total	182,979,978	8,410,538	6,058,754	974,179	11,728,422	536,097	3,753,420	333,488	214,774,876

The currency composition of cash and cash equivalents at December 31, 2013, is as follows:

	Chilean Peso	Unidad de Fomento	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Guaraní Paraguayo	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	6,446	-	42	-	1,217	8,537	-	-	16,242
Overnight deposits	-	-	883,299	-	-	-	-	-	883,299
Bank balances	24,559,899	-	695,292	1,718,676	1,730,671	545,378	-	364,753	29,614,669
Time deposits	282,628,752	-	-	-	-	-	-	-	282,628,752
Investments in mutual funds	503,838	-	-	-	-	-	-	-	503,838
Securities purchased under resale agreements	95,206,467	-	-	-	-	-	-	-	95,206,467
Total	402,905,402	-	1,578,633	1,718,676	1,731,888	553,915	-	364,753	408,853,267

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

The currency composition of cash and cash equivalents at December 31, 2012, is as follows:

	Chilean Peso	Unidad de Fomento	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Guaraní Paraguayo	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	10,659	-	356	-	-	-	-	-	11,015
Overnight deposits	1,119,358	-	-	-	-	-	-	-	1,119,358
Bank balances	26,813,548	-	412,941	303,571	16,847,635	-	-	33,701	44,411,396
Time deposits	8,892,234	-	561,896	-	-	-	-	-	9,454,130
Investments in mutual funds	-	-	-	-	-	-	-	-	-
Securities purchased under resale agreements	47,341,376	-	-	-	-	-	-	-	47,341,376
Total	84,177,175	-	975,193	303,571	16,847,635	-	-	33,701	102,337,275

The total accumulated cash flows paid in business combinations and acquisitions of associates are as follows:

	For the years ended as of December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Payments for business acquisitions
Amount paid to acquire interests in associated (1)	15,222,363	-	-
Amount paid for business acquisitions (2)	-	14,566,278	19,521,964
Amount paid by changes in the ownership shares in subsidiaries (3)	-	5,627,425	12,521,899
Total	15,222,363	20,193,703	32,043,863

(1)   Corresponds to acquisitions of 34% of Bebidas Bolivianas S.A. and 50% of Central Cervecera de Colombia S.A.S.

(2)   Corresponds to the purchase of Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A. and a pay of outstanding balance related to the acquisition in Manantial S.A. and Compañía Pisquera Bauzá S.A. in 2013; Marzurel S.A, Milotur S.A. and Coralina S.A. and Manantial in 2012.

(3)   Corresponds to additionally percentage of acquisition in VSPT (Note 1) in 2013 and 2012.

Note 15 Accounts receivables – Trade and other receivables

The accounts receivables – trade and other receivables were as follows:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Accounts receivables:
Chile reportable segment	87,979,118	82,679,391
Río de la Plata reportable segment	50,498,496	39,991,531
Wines reportable segment	38,575,440	38,645,382
Total Others reportable segment	43,083,819	39,379,373
Others accounts receivables (1)	21,619,152	15,314,439
Impairment loss estimate	(3,153,132)	(4,506,069)
Total	238,602,893	211,504,047

(1)   Primarlly includes Comercial CCU S.A. which makes sales multiclass on behalf of Cervecera CCU Chile, ECUSA, CPCh, VSPT and Foods.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

The Company’s accounts receivable are denominated in the following currencies:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Chilean Peso	156,192,520	137,392,333
Argentine Peso	46,140,278	37,420,770
US Dollar	19,030,421	23,341,142
Euro	10,038,934	7,263,490
Unidad de Fomento	2,021	45,225
Uruguayan Pesos	4,520	3,856,106
Guaraní Paraguayo	5,477,622	-
Others currencies	1,716,577	2,184,981
Total	238,602,893	211,504,047

The detail of the accounts receivable maturities as of December 31, 2014, is as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables:
Chile reportable segment	87,979,118	81,335,105	5,453,180	485,827	325,316	379,690
Río de la Plata reportable segment	50,498,496	41,505,514	7,058,969	791,980	289,994	852,039
Wines reportable segment	38,575,440	33,384,725	4,696,632	187,721	150,061	156,301
Total Others reportable segment (1)	43,083,819	38,808,700	3,218,244	212,767	230,855	613,253
Others accounts receivables	21,619,152	19,689,147	663,317	1,266,688	-	-
Sub Total	241,756,025	214,723,191	21,090,342	2,944,983	996,226	2,001,283
Impairment loss estimate	(3,153,132)	-	(608,126)	(285,728)	(505,187)	(1,754,091)
Total	238,602,893	214,723,191	20,482,216	2,659,255	491,039	247,192

(1)   Primarlly includes Comercial CCU S.A. which makes sales multiclass on behalf of Cervecera CCU Chile, ECUSA, CPCh, VSPT and Foods.

The detail of the accounts receivable maturities as of December 31, 2013, is as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables:
Chile reportable segment	82,679,390	74,761,586	6,261,638	261,061	451,736	943,369
Río de la Plata reportable segment	39,991,531	33,904,790	4,110,465	975,319	148,786	852,171
Wines reportable segment	38,645,382	33,201,043	4,134,689	814,425	288,308	206,917
Total Others reportable segment (1)	39,380,374	34,783,229	2,665,321	619,291	167,846	1,144,687
Others accounts receivables	15,314,439	14,787,403	416,358	110,678	-	-
Sub Total	216,011,116	191,438,051	17,588,471	2,780,774	1,056,676	3,147,144
Impairment loss estimate	(4,506,068)	-	(235,579)	(538,513)	(851,997)	(2,879,979)
Total	211,505,048	191,438,051	17,352,892	2,242,261	204,679	267,165

(1)     Primarlly includes Comercial CCU S.A. which makes sales multiclass on behalf of Cervecera CCU Chile, ECUSA, CPCh, VSPT and Foods.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

The Company markets its products through retail, wholesale clients, chains and supermarkets. As of December 31, 2014, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 29% (31% in 2013) of the total accounts receivable.

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

The movement of the impairment losses provision for accounts receivable is as follows:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Balance at the beginning of year	4,506,069	4,912,802
Impairment estimate for accounts receivable	346,606	1,081,914
Uncollectible accounts	(914,016)	(720,031)
Released provisions	(680,950)	(627,848)
Effect of translation into presentation currency	(104,576)	(140,768)
Total	3,153,133	4,506,069

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 16 Accounts and transactions with related companies

Transactions between the Company and its subsidiaries occur in the normal course of operations and have been eliminated during the consolidation process.

The amounts indicated as transactions in the following table relate to trade operations with related companies, which are under similar terms than what a third party would get respect to price and payment conditions. There are no uncollectible estimates decreasing accounts receivable or guarantees provided to related companies.

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

(4)  An agreement between the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui and Limarí Ltda. due to differences resulting from the contributions made by the latter. It establishes a 3% annual interest over capital, with annual payments to be made in eight instalments of UF 1,124 each. Beginning February 28, 2007, and UF 9,995 bullet payment at the last contribution date. In accordance with the contract, Cooperativa Agrícola Control Pisquero de Elqui and Limari Ltda. renew the contract for a period of ten years. Consequently, the UF 9,995 will pay in ten instalments of UF 1,162 each one, beginning February 28, 2015.

(5)   An agreement of grape supply between the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. These contracts stipulate a 3% annual interest on the capital, with a term of eight years, and annual payments due on May 31, 2018.

The transaction schedule includes all the transactions made with related parties.

The detail of the accounts receivable and payable from related companies as of December 31, 2014 and 2013, is as follows:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Accounts receivable from related companies

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2014	As of December 31, 2013
							ThCh$	ThCh$
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Sales of products	CLP	235,683	188,278
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty collected	CLP	-	5,194
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Billed services	CLP	15,391	20,253
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Related joint operating	Sales of products	CLP	1,573,306	224,650
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Related joint operating	Leases cranes	CLP	2,191	1,481
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Sales of products	CLP	841,647	187,525
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Transport service	CLP	433,647	1,034,550
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(2)	Joint venture	Remittance send	CLP	6,108,351	6,335,472
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Interests	CLP	362,790	65,779
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(2)	Joint venture	Sale service	CLP	128,430	227,842
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Shared service	CLP	238,980	135,638
81,805,700-8	Cooperativa Agricola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Purchase advanced	CLP	1,055,714	57,625
81,805,700-8	Cooperativa Agricola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	60,673	-
81,805,700-8	Cooperativa Agricola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Shareholder of subsidiary	Loan	U.F.	29,602	259,179
81,805,700-8	Cooperativa Agricola Control Pisquero de Elqui y Limarí Ltda.	Chile	(5)	Shareholder of subsidiary	Supply contract	U.F.	71,616	67,637
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	142,957	90,519
0-E	Heineken Brouwerijen B.V.	Netherland	(3)	Related to the controlling	Sales of products	USD	43,428	33,948
96,427,000-7	Inversiones y Renta S.A.	Chile	(1)	Controller	Sales of products	CLP	9,330	6,046
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controlling	Sales of products	CLP	179,284	167,704
91,021,000-9	Madeco S.A.	Chile	(1)	Related to the controlling	Sales of products	CLP	3,683	3,683
92,236,000-6	Watt´s S.A.	Chile	(1)	Related joint venture	Services	CLP	-	18,164
76,178,803-5	Viña Tabali S.A.	Chile	(1)	Related to the controlling	Billed services	CLP	79,437	6,015
90,081,000-8	Compañía Chilena de Fósforos S.A.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	2,978	4,805
O-E	Bebidas de Paraguay S.A.	Paraguay	(3)	Subsidiary	Sales of products	USD	-	468,318
Total							11,619,118	9,610,305

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2014	As of December 31, 2013
							ThCh$	ThCh$
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Shareholder of subsidiary	Supply contract	U.F.	298,973	350,173
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	U.F.	223,980	-
Total							522,953	350,173

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Accounts payable to related companies

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2014	As of December 31, 2013
							ThCh$	ThCh$
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	1,232,609	288,652
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty paid	CLP	45,687	119,071
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary joint venture	Marketing services	CLP	22,810	37,171
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	2,414,179	574,402
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Trucker discounts	CLP	-	42,374
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Consignation sales	CLP	557,331	558,880
81,805,700-8	Cooperativa Agricola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	-	1,089,590
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	6,400	6,205
0-E	Heineken Brouwerijen B.V.	Netherland	(3)	Related to the controlling	License and technical assistance	Euros	3,354,448	3,721,131
0-E	Heineken Brouwerijen B.V.	Netherland	(3)	Related to the controlling	Purchase of products	Euros	1,009,856	-
76,178,803-5	Viña Tabali S.A.	Chile	(1)	Related to the controlling	Recaudation for customers	CLP	37,185	27,116
78,105,460-7	Alimentos Nutrabien S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	314	1,502
87,938,700-0	Agroproductos Bauza y Cía. Ltda.	Chile	(1)	Related joint operating	Purchase of products	CLP	31,199	222
84,898,000-5	Alusa S.A.	Chile	(1)	Related to the controlling	Purchase of products	CLP	73,233	468,675
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controlling	Billed services	CLP	4,504	2,528
76,115,132-0	Canal 13 S.P.A.	Chile	(1)	Related to the controlling	Adversiting	CLP	170,091	278,460
96,689,310-9	Transbank S.A.	Chile	(1)	Related to the controlling	Commission of sale	CLP	54	54
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controlling	Transport service	CLP	2,928	280
96,908,430-9	Telefónica del Sur Servicios Intermedios S.A.	Chile	(1)	Related to the controlling	Telephony service	CLP	661	-
0-E	Amstel Brouwerijen B.V.	Netherland	(3)	Related to the controlling	License and technical assistance	Euros	121,854	69,660
99,505,690-9	Blue Two Chile S.A.	Chile	(1)	Related to the controlling	Telephony service	CLP	-	91
92,048,000-4	Sudamericana Agencias Aéreas y Maritimas S.A.	Chile	(1)	Related to the controlling	Transport service	CLP	231	-
92,236,000-6	Watt´s S.A.	Chile	(1)	Related to the controlling	Purchase of products	CLP	67,315	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	1,116,372	-
0-E	Tabacos del Paraguay S.A. Importadora Exportadora	Paraguay	(3)	Related subsidiary	Adversiting	PYG	13,051	-
Total							10,282,312	7,286,064

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2014	As of December 31, 2013
							ThCh$	ThCh$
O-E	Bebidas de Paraguay S.A.	Paraguay	(3)	Subsidiary	Distribution	USD	-	377,020
Total							-	377,020

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Most significant transactions and effects on results:

The following are the most significant transactions with related entities that are not subsidiaries of the Company and their effect on the Consolidated Statement of Income:

Tax ID	Company	Country of origin	Relationship	Transaction	For the years ended as of December 31,
					2014		2013		2012
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
0-E	Heineken Brouwerijen B.V.	Netherland	Related to the controlling	Billed services	95,533	(95,533)	58,343	(58,343)	53,538	(53,538)
0-E	Heineken Brouwerijen B.V.	Netherland	Related to the controlling	Purchase of products	295,899	-	225,145	-	191,321	-
0-E	Heineken Brouwerijen B.V.	Netherland	Related to the controlling	Sales of products	208,932	79,394	244,804	93,026	917,456	345,633
0-E	Heineken Brouwerijen B.V.	Netherland	Related to the controlling	License and technical assintance	6,338,435	(6,338,435)	6,990,715	(6,990,715)	7,733,364	(7,733,364)
0-E	Heineken Italia Spa	Italia	Related to the controlling	Purchase of products	-	-	40,025	-	38,978	-
0-E	Amstel Brouwerijen BV	Netherland	Related to the controlling	License and technical assintance	161,865	(161,865)	69,660	(69,660)	-	-
0-E	Nestle Waters Argentina S.A.	Argentina	Shareholder of subsidiary	License and technical assintance	-	-	1,350	(1,350)	45,564	(45,564)
0-E	Nestle Waters S.A.	Italia	Shareholder of subsidiary	Royalty paid	204,010	(204,010)	155,839	(155,839)	135,930	(135,930)
90,703,000-8	Nestle Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	2,581,736	-	2,442,310	-	3,253,214	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Shareholder of subsidiary	Sales of products	317,990	254,392	265,054	212,043	201,828	161,462
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Shareholder of subsidiary	Billed services	23,335	23,335	174,871	174,871	39,793	39,793
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	511,172	-	523,063	-	449,557	-
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary joint venture	Marketing service	225,128	(225,128)	208,191	(208,191)	182,773	(182,773)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary joint venture	Sales of products	1,410,939	578,485	1,998,700	819,468	1,310,486	537,299
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Shareholder of subsidiary	Loan	27,681	7,975	26,200	8,092	13,180	2,165
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Shareholder of subsidiary	Supply contract	71,616	11,411	67,784	12,456	34,169	5,614
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Shareholder of subsidiary	Purchase grape	5,027,758	-	8,251,401	-	5,521,250	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Shareholder of subsidiary	Dividends paid	617,964	-	774,087	-	772,631	-
90,081,000-8	Compañía Chilena de Fosforo S.A.	Chile	Shareholder of subsidiary	Dividends paid	1,637,775	-	1,134,431	-	1,998,104	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	32,701,972	-	35,285,513	-	37,850,647	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Office rental	10,539	10,539	10,174	10,174	9,984	9,984
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	315,650	126,260	293,194	117,278	251,203	123,089
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty paid	389,655	(389,655)	340,706	(340,706)	258,836	(258,836)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty collected	30,694	30,694	47,265	47,265	47,436	47,436
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	3,525,715	-	2,703,252	-	2,171,939	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Billed services	231,038	231,038	205,076	205,076	189,029	189,029
97,004,000-5	Banco de Chile	Chile	Related to the controlling	Transport of securities	356,432	(356,432)	72,005	(72,005)	36,235	(36,235)
97,004,000-5	Banco de Chile	Chile	Related to the controlling	Sales of products	60,472	21,165	30,865	10,803	36,495	12,773
97,004,000-5	Banco de Chile	Chile	Related to the controlling	Derivatives	2,595,060	(1,637)	9,358,500	3,158	13,524,375	(42,668)
97,004,000-5	Banco de Chile	Chile	Related to the controlling	Investments	181,200,794	1,427,444	111,695,000	366,198	52,990,501	394,676
97,004,000-5	Banco de Chile	Chile	Related to the controlling	Interests	387,547	(387,547)	258,196	(258,196)	264,723	(264,723)
97,004,000-5	Banco de Chile	Chile	Related to the controlling	Leasing paid	224,872	(24,155)	140,033	(24,680)	355,095	(36,027)
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	Joint venture	Interests	363,945	363,945	334,899	334,899	359,433	359,433
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	Joint venture	Remittance send	31,144,541	-	22,938,115	-	20,993,817	-
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	Joint venture	Remittance received	31,367,766	-	24,353,351	-	20,846,549	-
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	Joint venture	Billed services	6,990,442	6,990,442	4,901,800	4,901,800	3,734,008	3,734,008
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	Joint venture	Purchase of products	430,381	(430,381)	345,267	(345,267)	276,500	(276,500)
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	Joint venture	Consignation sales	23,303,360	-	13,523,940	-	12,178,770	-
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	Joint venture	Sales of products	15,097	9,511	16,926	12,981	15,729	7,325
96,956,680-K	Alusa S.A.	Chile	Related to the controlling	Purchase of products	1,562,351	-	1,427,550	-	1,225,555	-
76,115,132-0	Canal 13 S.P.A.	Chile	Related to the controlling	Adversiting	3,318,107	(1,196,948)	4,397,642	(2,078,401)	3,980,772	(2,367,794)
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controlling	Investments	315,790,000	797,953	205,902,500	368,684	278,110,000	440,160
96,571,220-9	Banchile Corredores de Bolsa S.A.	Chile	Related to the controlling	Commissions	-	-	577,994	(577,994)	-	-
79,903,790-4	Soc. Agrícola y Ganadera Río Negro Ltda.	Chile	Related to the controlling	Purchase of products	-	-	162,772	-	1,427	-
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controlling	Recaudation for division	-	-	-	-	243,728	-
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controlling	Billed services	64,321	64,321	47,440	47,440	94,644	94,644
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controlling	Sales of fixed assets	15,306	15,306	-	-	-	-
76,029,691-0	Comarca S.A.	Chile	Related subsidiary	Access fee	-	-	1,313,475	-	409,460	-
76,173,468-7	Fondo de Inversión Privado Mallorca	Chile	Related subsidiary	Dividends paid	17,172	-	60,053	-	-	-
76,173,468-7	Fondo de Inversión Privado Mallorca	Chile	Related subsidiary	Remaining amount of shares	-	-	1,529,715	-	-	-

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

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

As agreed to at the Ordinary Shareholders´ Meeting referred to above, the Directors’ remuneration consists of a per diem for their attendance at each meeting of UF 100 per Director, and UF 200 for the Chairman, plus an amount equivalent to 3% of the distributed dividends, for the whole Board, at a rate of one-ninth for each Director and in proportion to the time each one served as such during the year 2014. If the distributed dividends exceed 50% of the net profits, the Board of Directors’ share shall be calculated over a maximum 50% of such profits.

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

According to the above, as of December 31, 2014, the Directors received ThCh$ 2,703,342 (ThCh$ 2,461,403 in 2013 and ThCh$ 2,533,225 in 2012) in per diems and shares. In addition, ThCh$ 117,342 (ThCh$ 109,981 in 2013 and ThCh$ 114,529 in 2012) were paid in compensation for gains sharing to the main executives of the Parent Company.

The following is the total remuneration received by the top officers of the Parent Company during the years ended as of December 31, 2014 and 2013:

	For the years ended as of December 31,
	2014	2013
	ThCh$	ThCh$
Salaries	5,212,395	5,464,562
Employees’ short-term benefits	2,620,769	2,198,595
Employments termination benefits	3,107,575	129,229
Total	10,940,739	7,792,386

The Company grants annual discretionary and variable bonuses, to the top officers, which are not subject to an agreement and are decided on the basis of the compliance with individual and corporate goals and depending on the year results.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 17 Inventories

The inventory balances were as follows:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Finished products	56,873,874	39,817,511
In process products	1,568,879	4,416,816
Agricultural explotation	7,633,591	6,130,652
Raw material	103,535,487	96,107,993
In transit raw material	553,972	2,864,938
Materials and products	7,602,904	5,034,630
Realizable net value estimate and obsolescence	(2,589,518)	(1,286,695)
Total	175,179,189	153,085,845

The Company wrote off a total of ThCh$ 1,033,337, ThCh$ 1,495,381 and ThCh$ 1,038,364 relating to inventory shrinkage and obsolescence for the year ended December 31, 2014, 2013 and 2012, respectively.

Additionally, an estimate for obsolescence inventories include amounts related to low turnover, technical obsolescence and product recalls from the market.

Movement of Realizable net value and obsolescence estimate is as follows:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Initial balance	(1,286,695)	(1,254,312)
Inventories write-down estimation	(2,682,310)	(1,533,745)
Inventories recognized as an expense	1,369,096	1,501,086
Business combination effect	10,391	276
Total	(2,589,518)	(1,286,695)

As of December 31, 2014 and 2013, the Company does not have any inventory pledged as guarantee against financial obligations.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 18   Other non-financial assets

The Company maintained the following other non-financial assets:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Insurance paid	2,841,121	2,437,657
Advertising	7,885,301	6,024,985
Advances to suppliers	9,098,153	13,613,214
Guarantees paid	318,105	236,244
Consumables	453,548	440,314
Dividends receivable	36,044	64,777
Recoverable taxes	1,610,979	1,434,219
Cost of subsidiaries acquired (1)	-	11,254,656
Other	2,144,091	1,270,443
Total	24,387,342	36,776,509
Current	18,558,445	21,495,398
Non current	5,828,897	15,281,111
Total	24,387,342	36,776,509

(1) See Note 8.

Note 19 Investments accounted for by the equity method

Joint arrangements, Joint ventures and Associates

As of December 31, 2014 and 2013, the Company recorded investments qualifying as joint venture and associates.

The share value of the investments in joint ventures and associates is as follows:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Cervecería Austral S.A. (1)	4,957,494	4,851,052
Foods Compañía de Alimentos CCU S.A. (2)	12,837,774	12,711,976
Bebidas Bolivianas S.A. (3)	12,757,874	-
Central Cervecera de Colombia S.A.S. (4)	1,445,478	-
Total	31,998,620	17,563,028

The above mentioned values include the goodwill generated through the acquisition of the following joint ventures, which are presented net of any impairment loss:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Total	1,894,770	1,894,770

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

The results accrued in joint ventures and associates are as follows:

	For the years ended as of December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Cervecería Austral S.A.	157,836	221,662	47,856
Foods Compañía de Alimentos CCU S.A.	(16,476)	87,100	(224,963)
Bebidas Bolivianas S.A.	(1,039,967)	-	-
Total	(898,607)	308,762	(177,107)

Changes in investments in joint ventures and associates during such periods are as follows:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Balance at the beginning of year	17,563,028	17,326,391
Business combination effect	15,222,363	-
Participation in the joint ventures and associates (loss)	(898,607)	308,762
Dividends received	(39,096)	(66,949)
Other changes	150,932	(5,176)
Total	31,998,620	17,563,028

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

(3) Bebidas Bolivianas S.A.

On May 7, 2014, the Company acquired 34% of the stock rights of Bebidas Bolivianas S.A. a Bolivian and a closed stock company that produces soft drinks and beers in three plants located in Santa Cruz de la Sierra and Nuestra Señora de la Paz cities. The amount of this transaction was ThCh$ 13,776,885.

At the date of issuance of these consolidated financial statements the Company is in the process of assessing the fair values of acquisitions above mentioned.

(4) Central Cervecera de Colombia S.A.S.

On November 10, 2014, CCU, directly and through its subsidiaries CCU Inversiones II Limitada, and Postobón have established a joint arrangements through a company named Central Cervecera de Colombia S.A.S. (the "Company"), in which CCU and Postobón participate as equal shareholders. The purpose of this Company is the beer and non-alcoholic drinks production, marketing and distribution based on malt. The Parties will invest in the Company an approximate amount of US$ 400,000,000, following a gradual investment plan conditioned to the fulfillment of certain milestones. At the date of issuance of these consolidated financial statements CCU Inversiones II Limitada paid US$ 2,500,000. The partnership involves the construction of a beer production plant, with a total capacity of 3,000,000 hectoliters.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

The summarized financial information of these companies as of December 31, 2014 and 2013, appears in detail in Note 7.

The Company does not have any contingent liabilities related to joint ventures and associates as of December 31, 2014.

Note 20  Intangible Assets (net)

The intangible assets movement during the years ended as of December 31, 2013 and 2014 was as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2013
Historic cost	53,838,908	19,007,103	886,146	649,620	74,381,777
Accumulated amortization	-	(13,086,941)	-	(362,798)	(13,449,739)
Book Value	53,838,908	5,920,162	886,146	286,822	60,932,038

As of December 31, 2013
Additions	-	2,364,684	-	377,020	2,741,704
Additions by business combination	4,100,212	3,826	39,210	-	4,143,248
Divestitures (cost)	-	(2,083,146)	-	-	(2,083,146)
Divestitures (amortization)	-	2,083,146	-	-	2,083,146
amortization of year	-	(1,643,424)	-	(174,696)	(1,818,120)
Conversion effect	-	47,162	-	497	47,659
Effect of conversion amortization	(1,851,072)	(132,765)	-	(29,803)	(2,013,640)
Foreign currency exchange differences	-	-	-	1,042	1,042
Book Value	56,088,048	6,559,645	925,356	460,882	64,033,931

As of December 31, 2013
Historic cost	56,088,048	19,199,598	925,356	1,024,457	77,237,459
Accumulated amortization	-	(12,639,953)	-	(563,575)	(13,203,528)
Book Value	56,088,048	6,559,645	925,356	460,882	64,033,931

As of December 31, 2014
Additions	-	2,292,555	988,783	21,933	3,303,271
Additions by business combination	3,658,167	-	-	568,666	4,226,833
amortization of year	-	(1,718,514)	-	(45,718)	(1,764,232)
Effect of conversion amortization	-	79,405	-	7,512	86,917
Conversion effect	(1,025,947)	(141,556)	-	(62,322)	(1,229,825)
Book Value	58,720,268	7,071,535	1,914,139	950,953	68,656,895

As of December 31, 2014
Historic cost	58,720,268	21,353,252	1,914,139	1,046,487	83,034,146
Accumulated amortization	-	(14,281,717)	-	(95,534)	(14,377,251)
Book Value	58,720,268	7,071,535	1,914,139	950,953	68,656,895

There are no restriction or any pledge against on intangible assets.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

The detail of the Trademarks appears below:

Segment	Cash Generating Unit	As of December 31, 2014	As of December 31, 2013
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	19,280,007	19,280,007
	Compañía Pisquera de Chile S.A.	4,630,114	4,630,114
	Compañía Cerveceria Kunstmann S.A.	286,518	286,518
	Subtotal	24,196,639	24,196,639
Río de la Plata	CCU Argentina S.A. and subsidiaries	8,040,335	9,115,987
	Marzurel S.A., Coralina S.A. and Milotur S.A.	3,079,360	3,028,478
	Bebidas del Paraguay S.A.	3,658,167	-
	Subtotal	14,777,862	12,144,465
Wines	Viña San Pedro Tarapacá S.A.	19,745,767	19,746,944
	Subtotal	19,745,767	19,746,944
Total		58,720,268	56,088,048

Management has not identified any evidence of impairment of intangible assets. Respect to trademarks with indefinite useful life, used the same methodology which is designated in Note 21.

Note 21 Goodwill

The goodwill movements during the years ended as of December 31, 2013 and 2014 was as follows:

Goodwill
ThCh$
As of January 1 2013
Historic cost	70,055,369
Book Value	70,055,369

As of December 31, 2013
Additions by business combination	14,616,297
Conversion effect	(2,798,819)
Book Value	81,872,847

As of December 31, 2013
Historic cost	81,872,847
Book Value	81,872,847

As of December 31, 2014
Additions by business combination	5,566,003
Conversion effect	(658,947)
Book Value	86,779,903

As of December 31, 2014
Historic cost	86,779,903
Book Value	86,779,903

There are no restrictions or pledges against on goodwill.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Goodwill from investments acquired in business combinations is assigned as of the acquisition date to the Cash Generating Units (CGU), or group of CGUs that it is expected will benefit from the business combination synergies. The book value of the goodwill of the investments assigned to the CGUs inside the Company segments are:

Segment	Cash Generating Unit	As of December 31, 2014	As of December 31, 2013
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	9,083,766	9,083,766
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	12,664,795	12,664,795
	Los Huemules S.R.L.	47,443	47,443
	Subtotal	30,675,249	30,675,249
Río de la Plata	CCU Argentina S.A. and subsidiaries	11,557,934	13,107,723
	Marzurel S.A., Coralina S.A. and Milotur S.A.	6,580,451	5,689,609
	Bebidas del Paraguay S.A.	5,566,003	-
	Subtotal	23,704,388	18,797,332
Wines	Viña San Pedro Tarapacá S.A.	32,400,266	32,400,266
	Subtotal	32,400,266	32,400,266
Total		86,779,903	81,872,847

Goodwill assigned to the CGU is submitted to impairment tests annually or with a higher frequency in case there are indications that any of the CGU could experience impairment. The recoverable amount of each CGU is determined as the higher of value in use or fair value less costs to sell. To determine the value in use, the Company has used cash flow projections over a 5-year span, based on the budgets and projections reviewed by the Management for the same term and with an average grown-rate of 3%. The rates used to discount the projected cash flows reflect the market assessment of the specific risks related to the corresponding CGU. The discount rates used range from a 9.1% to 14.2%. Given the materiality of the amounts involved, it was not considered relevant to describe additional information in this Note. A reasonable change in assumptions would not result in an impairment to goodwill.

As December 31, 2014, the Company has not identified any evidence of impairment of goodwill.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 22 Property, plant and equipment

The movement of Property, plant and equipment as of December 31, 2013 and 2014, is as follows:

	Land, buildings and construction	Machinery and equipment	Bottles and containers	Other Equipment	Assets under construction	Furniture, accessories and vehicles	Assets under finance lease	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2013
Historic cost	420,121,331	325,305,827	136,425,774	89,315,579	69,764,486	46,695,394	13,936,681	1,101,565,072
Accumulated depreciation	(113,014,899)	(209,579,744)	(68,604,355)	(64,891,602)	-	(32,122,025)	(1,023,786)	(489,236,411)
Book Value	307,106,432	115,726,083	67,821,419	24,423,977	69,764,486	14,573,369	12,912,895	612,328,661

As of December 31, 2013
Additions	-	-	-	-	126,510,921	-	-	126,510,921
Additions of historic cost by business combination	9,508,826	2,045,046	2,596,541	1,240,456	(667,055)	925,057	2,660,469	18,309,340
Additions of accumulated depreciation by business combination	(343,605)	(397,840)	(1,382,700)	(556,672)	-	(504,520)	(1,027,870)	(4,213,207)
Transfers	31,377,878	33,449,473	27,408,964	10,772,291	(107,022,783)	4,014,177	-	-
Conversion effect historic cost	(4,639,869)	(6,646,895)	(5,573,110)	(2,063,872)	(1,519,083)	(239,855)	-	(20,682,684)
Write off (cost)	(305,532)	(2,977,948)	(1,158,045)	(564,261)	-	(543,730)	-	(5,549,516)
Write off (depreciation)	-	2,962,066	1,154,048	563,071	-	401,674	-	5,080,859
Depreciation	(11,830,318)	(15,948,234)	(17,651,783)	(6,064,360)	-	(5,680,608)	(72,040)	(57,247,343)
Conversion effect depreciation	582,674	2,969,134	2,051,084	1,267,746	-	211,925	-	7,082,563
Others increase (decreased	125,523	229,673	(6,967)	-	498,229	(7,942)	(108,410)	730,106
Transfers to Investment Property (cost)	(1,459,953)	-	-	-	-	-	-	(1,459,953)
Transfers to Investment Property (depreciation)	542,013	-	-	-	-	-	-	542,013
Divestitures (cost)	(887,734)	(1,606,975)	(273,849)	(1,186,069)	-	(3,488,317)	-	(7,442,944)
Divestitures (depreciation)	603,068	1,593,986	213,908	1,179,515	-	3,415,128	-	7,005,605
Book Value	330,379,403	131,397,569	75,199,510	29,011,822	87,564,715	13,076,358	14,365,044	680,994,421

As of December 31, 2013
Historic cost	453,487,502	349,828,341	161,171,871	97,514,125	87,564,715	46,791,927	16,605,171	1,212,963,652
Accumulated depreciation	(123,108,099)	(218,430,772)	(85,972,361)	(68,502,303)	-	(33,715,569)	(2,240,127)	(531,969,231)
Book Value	330,379,403	131,397,569	75,199,510	29,011,822	87,564,715	13,076,358	14,365,044	680,994,421

As of December 31, 2014
Additions	-	-	-	-	210,692,974	-	-	210,692,974
Additions of historic cost by business combination	10,427,012	12,835,099	-	3,418,895	36,673	1,183,127	-	27,900,806
Additions of accumulated depreciation by business combination	(1,389,726)	(7,479,822)	-	(1,432,178)	-	(976,481)	-	(11,278,207)
Transfers	100,881,784	36,903,635	31,891,992	16,780,869	(196,727,122)	10,054,122	214,720	-
Conversion effect historic cost	(3,282,317)	(4,921,609)	(4,702,605)	(1,528,664)	(318,098)	(230,044)	-	(14,983,337)
Write off (cost)	(1,209,647)	(1,572,892)	(806,633)	(869,736)	-	(1,107,114)	(4,543)	(5,570,565)
Write off (depreciation)	1,662	1,413,756	788,331	868,292	-	880,419	2,310	3,954,770
Capitalized interests	116,740	151,331	-	-	(26,061)	-	-	242,010
Depreciation	(13,035,409)	(16,609,058)	(18,438,461)	(7,772,824)	-	(5,888,407)	(435,795)	(62,179,954)
Conversion effect depreciation	360,238	1,784,979	1,700,078	850,194	-	184,539	-	4,880,028
Transfers to Investment Property (cost)	(534,384)	-	-	-	(559,440)	-	-	(1,093,824)
Transfers to Investment Property (depreciation)	12,590	-	-	-	-	-	-	12,590
Others increase (decreased	(1,577,323)	1,465,411	2,208,005	(643,234)	(567,720)	28,623	(392,985)	520,777
Divestitures (cost)	(912,917)	(8,793,380)	(751,727)	(2,887,307)	-	(525,145)	(7,538)	(13,878,014)
Divestitures (depreciation)	424,428	8,619,785	694,205	2,761,160	-	451,774	5,407	12,956,759
Book Value	420,662,134	155,194,804	87,782,695	38,557,289	100,095,921	17,131,771	13,746,620	833,171,234

As of December 31, 2014
Historic cost	557,500,819	388,454,274	189,538,674	111,860,840	100,095,921	56,290,001	16,367,167	1,420,107,696
Accumulated depreciation	(136,838,685)	(233,259,470)	(101,755,979)	(73,303,551)	-	(39,158,230)	(2,620,547)	(586,936,462)
Book Value	420,662,134	155,194,804	87,782,695	38,557,289	100,095,921	17,131,771	13,746,620	833,171,234

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

The balance of the land at the end of each year is as follows:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Land	228,846,045	162,013,374
Total	228,846,045	162,013,374

Capitalized interest as of December 31, 2014, amount to ThCh$ 1,010,296 (ThCh$ 1,190,770 in 2013).

Due to the nature of the Company’s businesses, the asset values do not consider an estimate for the cost of dismantling, withdrawal or rehabilitation.

The Company does not maintain pledges or restrictions over property, plant and equipment items, except for the land and building under finance lease.

Management has not seen any evidence of impairment of Property, plant and equipment in 2014.

Assets under finance lease:

The book value of land and buildings relates to finance lease agreements for the Parent Company and its subsidiaries. Such assets will not be owned by the Company until the corresponding purchase options are exercised.

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Land	2,234,946	2,234,946
Buildings	9,449,575	9,565,706
Machinery and equipment	2,062,099	2,564,392
Total	13,746,620	14,365,044

Note 27, letter b)  includes the detail of the lease agreements, and it also reconciles the total amount of the future minimum lease payments and their current value as regards such assets, the purchase options originated at CCU S.A., Compañía Cervecera Kunstmann S.A. and Manantial S.A.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 23 Investment Property

Changes in the movement of the investment property during the years ended of December 31, 2013 and 2014 is as follows:

	Lands	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2013
Historic cost	6,038,995	608,015	6,647,010
Depreciation	-	(86,964)	(86,964)
Book Value	6,038,995	521,051	6,560,046

As of December 31, 2013
Transfers from PPE (cost)	-	1,459,954	1,459,954
Transfers from PPE (depreciation)	-	(542,013)	(542,013)
Depreciation	-	(46,257)	(46,257)
Conversion effect (cost)	(448,626)	(94,764)	(543,390)
Conversion effect (depreciation)	-	13,121	13,121
Book Value	5,590,369	1,311,092	6,901,461

As of December 31, 2013
Historic cost	5,590,369	1,964,783	7,555,152
Depreciation	-	(653,691)	(653,691)
Book Value	5,590,369	1,311,092	6,901,461

As of December 31, 2014
Additions	275,001	-	275,001
Transfers from PPE (cost)	243,505	850,319	1,093,824
Transfers from PPE (accumuleted depreciation)	-	(12,590)	(12,590)
Depreciation	-	(65,208)	(65,208)
Conversion effect (cost)	(248,418)	(39,897)	(288,315)
Conversion effect (depreciation)	-	13,440	13,440
Book Value	5,860,457	2,057,156	7,917,613

As of December 31, 2014
Historic cost	5,860,457	2,775,205	8,635,662
Depreciation	-	(718,049)	(718,049)
Book Value	5,860,457	2,057,156	7,917,613

Investment property includes twenty lands properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes, with one lands properties, two offices and one apartment of them being leased and generating ThCh$ 153,283 revenue during year 2014 (ThCh$ 110,333 in 2013 and ThCh$ 4,071 in 2012). Additionally, there are three lands in Argentina, which are leased and generated an income for ThCh$ 117,661 for year 2014 (ThCh$ 134,103 in 2013 and ThCh$ 141,292 in 2012). In addition, the expenses associated with such investment properties amount to ThCh$ 190,670 for the year ended as of December 31, 2014 (ThCh$ 161,915 in 2013 and ThCh$ 139,190 in 2012).

Management has not seen any evidence of impairment of Investment property.

The Company does not maintain any pledge or restriction over investment property items.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

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

During 2010, the Company hired a specialist broker for such assets. Subsequently, on December 13, 2011, a sales reservation contract was signed for all of the assets, which expected to occur during 2015.

During December 2014, the subsidiary Sidra La Victoria S.A. authorized the sale of property located in Cipolletti city, Provincia de Río Negro, Argentina.

As described in Note 2.17, non-current assets held for sale have been recorded at the lower of book value and estimated sale value December 31, 2014.

At December 31, 2014 and 2013, the items of assets held for sale are the following:

Assets of disposal group held for sale	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Land	196,818	83,824
Constructions	467,833	154,242
Machinerys	94,109	101,835
Total	758,760	339,901

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

As of December 31, 2014, the Company maintained approximately 4,208, of which 4,083 hectares are for vines in production stage. Of the total hectares mentioned above, 3,765 correspond to own land and 318 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2014, the production plant vines yield approximately 42,5 million kilos of grapes (54,1 million kilos of grapes in 2013).

As part of the risk administration activities, the subsidiaries use insurance agreements for the damage caused by nature or other to their biological assets. In addition, either productive or under formation vines are not affected by title restrictions of any kind, nor have they been pledged as a guarantee for financial liabilities.

For production vines depreciation is carried out on a linear basis and it is based on the 30-years average estimated production useful life, which is periodically assessed. Vines under formation are not depreciated until they start production.

The costs incurred for acquiring and planting new vines are capitalized.

The Company uses the amortized historical cost to value its biological assets, the basis that management considers that it represents a reasonable approximation to fair value.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

There is no evidence of impairment on the biological assets held by the Company.

The movement of biological assets during the years ended December 31, 2013 and 2014 is as follows:

Biological Assets	Under Production Vines	Training vines	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2013
Historic cost	28,369,903	1,653,240	30,023,143
Accumulated depreciation	(11,917,930)	-	(11,917,930)
Book Value	16,451,973	1,653,240	18,105,213

As of December 31, 2013
Additions	-	927,115	927,115
Transfers	770,597	(770,597)	-
Historic cost conversion effects	(135,973)	-	(135,973)
Depreciation	(1,155,197)	-	(1,155,197)
Depreciation conversion effect	68,987	-	68,987
Divestitures (cost)	(340,230)	-	(340,230)
Divestitures (depreciation)	192,093	-	192,093
Book Value	15,852,250	1,809,758	17,662,008

As of December 31, 2013
Historic cost	28,664,297	1,809,758	30,474,055
Accumulated depreciation	(12,812,047)	-	(12,812,047)
Book Value	15,852,250	1,809,758	17,662,008

As of December 31, 2014
Additions	-	1,763,432	1,763,432
Transfers	1,809,510	(1,809,510)	-
Historic cost conversion effects	(20,437)	-	(20,437)
Depreciation	(1,179,010)	-	(1,179,010)
Depreciation conversion effect	42,677	-	42,677
Divestitures (cost)	(415,903)	-	(415,903)
Divestitures (depreciation)	231,641	-	231,641
Book Value	16,320,728	1,763,680	18,084,408

As of December 31, 2014
Historic cost	30,037,467	1,763,680	31,801,147
Accumulated depreciation	(13,716,739)	-	(13,716,739)
Book Value	16,320,728	1,763,680	18,084,408

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 26 Income taxes

Tax accounts receivable

The detail of the taxes receivables is the following:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Refundable tax previous year	658,744	103,186
Taxes under claim	2,808,110	2,288,108
Argentinean tax credits	3,910,500	3,652,539
Monthly provisions	9,394,028	1,299,344
Payment of absorbed profit provision	975,477	-
Other credits	1,666,555	1,796,229
Total	19,413,414	9,139,406

Taxes accounts payable

The detail of taxes payable taxes is as follows:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Chilean income taxes	6,718,638	8,848,026
Monthly provisional payments	4,113,611	1,539,101
Chilean unique taxes	48,810	114,060
Estimated Argentine minimum gain subsidiaries taxes	816,076	415,678
Total	11,697,135	10,916,865

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Tax expense

The detail of the income tax and deferred tax expense for the years ended as of December 31, 2014, 2013 and 2012, is as follows:

	For the years ended as of December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Income as per deferred tax related to the origin and reversal of temporary differences	992,342	101,216	(8,752,061)
Prior year adjustments	4,763,242	(3) 7,857,107	165,671
Effect of change in tax rates	(1) (14,520,287)	-	(2) (5,265,298)
Tax benefits (loss)	527,447	(2,225,971)	2,590,142
Total deferred tax expense	(8,237,256)	5,732,352	(11,261,546)
Current tax expense	(34,522,795)	(35,137,106)	(25,317,317)
Prior period adjustments	(3,913,449)	(3) (5,300,153)	(554,467)
(Loss) Income from income tax	(46,673,500)	(34,704,907)	(37,133,330)

(1)   On September 29, 2014 Act No. 20,780 was published in Chile, regarding the so called “Tax reform” which introduces amendments, among others, to the Income tax system.  The said Act provides that corporations will apply by default the "Partially Integrated System", unless a future Extraordinary Shareholders Meeting agrees to opt for the "Attributed Income Regime”. The Act provides for the "Partially Integrated System" a gradual increase in the First Category Income tax rate, going from 20% to 21% for the business year 2014, to 22.5% for the business year 2015, to 24% for the business year 2016, to 25.5% for the business year 2017 and to 27% starting 2018 business year.

      The effect of the new tax rate of 21%, applicable from January 1, 2014, resulted in charges of ThCh$ 1,359,437 against income in 2014.

      The difference between assets and liabilities for deferred taxes which occur as a direct effect of the increase in the First Category Income tax rate introduced by Act No. 20,780, has been accounted against to Net income. As of December 31, 2014, the total effect registered against the Net income was an amount of ThCh$ 14,520,287.

(2) This concept is related to a change in tax rate, based on a modified tax law in Chile. This change in tax rate, which was initially a temporary measure, raised the rate from 17% to 20% for the year 2011 and 18.5% for the year 2012, returning to 17% in 2013. Subsequently, on September 27, 2012, Law N° 20,630, so-called Tax Reform was published, which made permanent the tax rate change from 17% to 20% for First Category Tax beginning in 2012, generating a charge to deferred income tax of ThCh$ 5,265,298. This charge includes ThCh$ 2,512,683 related to deferred tax of the revaluation of land, upon implementation of IFRS, whose origin was adjusted in Equity under Retained earnings. According to instructions from the SVS in its Ordinary Office N° 26160, dated November 7, 2012, in response to our submission dated October 31, 2012, this amount was charged to the Net income of 2012.

(3)   Mainly related to a one-time effect caused by a deferred tax provision reversal related to deposits for returns of bottles and containers provision.

The deferred taxes related to items charged or credited directly to Consolidated Statement of Comprehensive Income are as follows:

	For the years ended as of December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Net income from cash flow hedge	39,470	(51,304)	189,525
Actuarial gains and losses deriving from defined benefit plans	501,689	105,151	-
Charge to equity	541,159	53,847	189,525

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Effective Rate

The Company’s income tax expense as of December 31, 2014, 2013 and 2012 represents 27.9%, 20.7% and 23.1%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the years ended as of December 31,
	2014		2013		2012
	ThCh$	Rate	ThCh$	Rate	ThCh$	Rate
Income before taxes	167,168,082	-	167,609,458	-	161,110,230	-
Income tax using the statutory rate	(35,105,297)	21.0	(33,521,892)	20.0	(32,222,046)	20.0
Adjustments to reach the effective rate
Income not taxable (non-deductible expenses) net	(133.385)	0.1	(1,307,033)	0.7	3,886,184	(2.4)
Effect of change in tax rate	(14,520,288)	8.7	-	-	(5,265,298)	3.3
Effect of tax rates in Argentina and Uruguay	2,235,676	(1.3)	(2,432,936)	1.5	(3,143,374)	2.0
Prior year adjustments	849,794	(0.5)	2,556,954	(1.5)	(388,796)	0.2
Income tax, as reported	(46,673,500)	27.9	(34,704,907)	20.7	(37,133,330)	23.1

Deferred taxes

Deferred tax assets and liabilities included in the Balance Sheet were as follows:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Deferred tax assets
Accounts receivable impairment provision	721,772	1,176,765
Employee benefits and other non taxable expenses	7,984,756	4,399,300
Inventory impairment provision	886,694	300,166
Severance indemnity	4,592,647	3,440,514
Inventory valuation	1,143,039	2,445,158
Amortization of intangibles	1,021,992	932,056
Other assets	8,401,374	6,119,364
Tax loss carryforwards	5,454,745	5,712,038
Total assets from deferred taxes	30,207,019	24,525,361

Deferred taxes liabilities
Fixed assets depreciation	36,618,758	32,736,097
Deposit for bottles and containers	-	429,698
Capitalized software expense	1,694,859	1,189,887
Agricultural operation expense	3,493,499	3,262,103
Manufacturing indirect activation costs	3,777,813	2,459,863
Intangibles	10,524,509	7,379,376
Land	30,479,61	25,124,736
Other liabilities	929,652	451,654
Total liabilities from deferred taxes	87,518,700	73,033,414
Total	(57,311,681)	(48,508,053)

No deferred taxes have been recorded for the temporary differences between the taxes and accounting value generated by investments in subsidiaries; consequently deferred tax is not recognized for the Translation Adjustments or investments in Joint Ventures and Associates.

In accordance with current tax laws in Chile, taxable losses do not expire and can be applied indefinitely. Regarding Argentina, taxable losses expire after 5 years.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Deferred tax assets	Deferred Taxes ThCh$
As of January 1, 2013	(52,963,093)
Deferred taxes for business combination	(1,824,913)
Deferred taxes expenses	5,732,352
Conversion effect	420,582
Deferred taxes against equity	53,847
Other deferred movements taxes	73,172
Charge	4,455,040
As of December 31, 2013	(48,508,053)

As of January 1, 2014
Deferred taxes for business combination	(461,566)
Deferred Tax Losses Tax absorption	(968,195)
Charge to income tax deferred	(8,237,257)
Conversion effect	84,862
Deferred taxes against equity	541,159
Other deferred movements taxes	237,369
Charge	(8,803,628)
As of December 31, 2014	(57,311,681)

Note 27 Other financial liabilities

Debts and financial liabilities classified based on the type of obligation and their classifications in the consolidated balance sheet are as follows:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Bank borrowings (*)	95,822,149	80,971,892
Bonds payable (*)	73,937,639	153,032,487
Financial leases obligations (*)	17,392,945	16,932,430
Deposits for return of bottles and containers	11,787,424	11,451,872
Derivatives (**)	684,317	661,473
Liability coverage (**)	228,376	201,064
Total	199,852,850	263,251,218
Current	65,318,293	120,488,188
Non current	134,534,557	142,763,030
Total	199,852,850	263,251,218

(*)  See Note 5.

(**) See Note 6.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

The maturities and interest rates of such obligations are as follows:

As of December 31, 2014:

							Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bank borrowings
0-E	Finca La Celia S.A	Argentina	O-E	Banco Santander RIO	Argentina	USD	338,173	-	-	-	-	338,173	At maturity	4.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Santander RIO	Argentina	USD	338,173	-	-	-	-	338,173	At maturity	4.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Supervielle	Argentina	USD	-	73,057	-	-	-	73,057	At maturity	4.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Supervielle	Argentina	USD	-	79,145	-	-	-	79,145	At maturity	4.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Supervielle	Argentina	USD	-	76,101	-	-	-	76,101	At maturity	4.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Supervielle	Argentina	USD	-	75,844	-	-	-	75,844	At maturity	4.00
0-E	Finca La Celia S.A	Argentina	O-E	Fondo para la Transformación y Crec.	Argentina	$ARG	-	2,114	-	-	-	2,114	Semiannual	6.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	581,393	-	-	-	-	581,393	At maturity	28.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	569,746	-	-	-	-	569,746	At maturity	30.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	327,034	-	-	-	-	327,034	At maturity	28.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	174,129	-	-	-	-	174,129	At maturity	26.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	3,725	13,226	13,708	-	-	30,659	Quarter	15.25
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	131,476	-	-	-	-	131,476	At maturity	26.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,640	-	-	-	-	29,640	At maturity	26.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,640	-	-	-	-	29,640	At maturity	26.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	177,838	-	-	-	-	177,838	At maturity	26.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco BBVA	Argentina	$ARG	402,311	-	-	-	-	402,311	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	43,659	-	-	-	-	43,659	At maturity	24.00
91,041,000-8	Viña San Pedro Tarapaca S.A. (1)	Chile	97,004,000-5	Banco de Chile	Chile	USD	23,097	-	2,691,604	-	-	2,714,701	At maturity	1.79
91,041,000-8	Viña San Pedro Tarapaca S.A. (2)	Chile	97,004,000-5	Banco de Chile	Chile	USD	53,348	-	6,067,500	-	-	6,120,848	At maturity	1.79
91,041,000-8	Viña San Pedro Tarapaca S.A. (2)	Chile	97,018,000-1	Scotiabank	Chile	USD	1,438	4,854,000	-	-	-	4,855,438	At maturity	1.19
91,041,000-8	Viña San Pedro Tarapaca S.A.	Chile	97,030,000-7	Banco Estado	Chile	EUR	-	4,590,673	-	-	-	4,590,673	At maturity	0.59
91,041,000-8	Viña San Pedro Tarapaca S.A.	Chile	97,030,000-7	Banco Estado	Chile	UF	-	54,044	-	9,358,298	-	9,412,342	At maturity	2.70
99,586,280-8	Compañía Pisquera de Chile S.A	Chile	97,030,000-7	Banco Estado	Chile	CLP	448,895	-	15,949,982	-	-	16,398,877	At maturity	0.00
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	14,752	42,394	120,811	48,426	-	226,383	Monthly	4.80
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	7,798	23,813	68,838	53,562	-	154,011	Monthly	5.48
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	6,392	19,613	39,365	-	-	65,370	Monthly	5.36
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	1,654	2,266	-	-	-	3,920	Monthly	9.12
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	19,000	57,000	152,000	12,667	-	240,667	Monthly	7.59
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	14,000	42,000	112,000	88,667	-	256,667	Monthly	5.88
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú	Chile	CLP	9,214	3,107	-	-	-	12,321	Monthly	7.32
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú	Chile	CLP	7,426	17,873	-	-	-	25,299	Monthly	7.56
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú	Chile	CLP	22,178	68,690	80,528	-	-	171,396	Monthly	6.66
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú	Chile	CLP	62,759	192,305	-	-	-	255,064	Monthly	4.38
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	BancoEstado	Chile	CLP	-	251,734	-	-	-	251,734	Monthly	0.37
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	BancoEstado	Chile	CLP	5,834	14,043	-	-	-	19,877	Monthly	0.63
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	BancoEstado	Chile	CLP	33,596	104,022	72,279	-	-	209,897	Monthly	0.63
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	BancoEstado	Chile	CLP	-	200,852	-	-	-	200,852	Monthly	0.63
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú	Chile	CLP	18,792	-	-	-	-	18,792	Monthly	0.50
0-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	USD	23,418	69,795	93,672	-	-	186,885	Monthly	5.50
0-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	UYU	601,212	-	-	-	-	601,212	At maturity	17.00
0-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	UYU	357,814	-	-	-	-	357,814	At maturity	1.12
0-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	UYU	138,532	-	-	-	-	138,532	At maturity	17.00
0-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	UYU	643,409	-	-	-	-	643,409	At maturity	16.80
96,981,310-6	Compañia Cervecera Kunstmann S.A.	Chile	97,030,000-7	BancoEstado	Chile	CLP	-	515,411	-	-	-	515,411	At maturity	4.50
96,981,310-6	Compañia Cervecera Kunstmann S.A.	Chile	97,030,000-7	BancoEstado	Chile	CLP	-	618,493	-	-	-	618,493	At maturity	4.50
96,981,310-6	Compañia Cervecera Kunstmann S.A.	Chile	97,030,000-7	Banco de Chile	Chile	CLP	-	1,034,167	-	-	-	1,034,167	At maturity	4.92
96,981,310-6	Compañia Cervecera Kunstmann S.A.	Chile	97,030,000-7	Scotiabank	Chile	USD	2,413	-	387,514	-	-	389,927	At maturity	1.90
96,981,310-6	Compañia Cervecera Kunstmann S.A.	Chile	97,030,000-7	BancoEstado	Chile	CLP	1,303,864	-	-	-	-	1,303,864	At maturity	0.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BBVA	Argentina	$ARG	1,541,623	4,401,173	-	-	-	5,942,796	Quarter	15.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Patagonia	Argentina	$ARG	445,789	1,208,180	3,221,814	3,221,813	-	8,097,596	Monthly	15.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Citibank	Argentina	$ARG	54,865	177,392	335,073	-	-	567,330	Monthly	15.25
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Macro	Argentina	$ARG	690,557	1,418,990	4,257,610	-	-	6,367,157	Quarter	26.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BBVA	Argentina	$ARG	14,494,421	-	-	-	-	14,494,421	At maturity	26.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Hipotecario	Argentina	$ARG	3,063,385	-	-	-	-	3,063,385	At maturity	29.00
0-E	Saenz Briones SA	Argentina	0-E	Banco HSBC	Argentina	$ARG	2,724	-	-	-	-	2,724	At maturity	20.00
0-E	Saenz Briones SA	Argentina	0-E	Banco Citibank	Argentina	$ARG	93,631	236,522	236,522	-	-	566,675	Monthly	15.25
0-E	Saenz Briones SA	Argentina	0-E	Banco Patagonia	Argentina	$ARG	829,136	-	-	-	-	829,136	At maturity	30.00
Sub-total							28,599,857	20,538,039	33,900,820	12,783,433	-	95,822,149

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

						Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country	Registration or ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bonds payable
90,413,000-1	CCU S.A	Chile	415 13/06/2005 BONO SERIE E	Chile	UF	-	2,437,294	4,741,076	4,818,518	12,313,550	24,310,438	Semiannual	4.00
90,413,000-1	CCU S.A	Chile	573 23/03/2009 BONO SERIE H	Chile	UF	592,131	-	-	2,149,320	46,885,750	49,627,201	Semiannual	4.25
Sub-total						592,131	2,437,294	4,741,076	6,967,838	59,199,300	73,937,639

							Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Financial leases obligations
0-E	Finca La Celia S.A	Argentina	O-E	Supervielle	Argentina	$ARG	1,475	4,620	11,088	2,466	-	19,649	At maturity	17.50
96,711,590-8	Manantial S.A.	Chile	97,000,600-6	Banco de Creditos e Inversiones	Chile	UF	7,058	15,218	29,841	-	-	52,117	Monthly	5.06
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	20,250	42,944	37,825	-	-	101,019	Monthly	9.31
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco Estado	Chile	UF	12,160	6,585	-	-	-	18,745	Monthly	14.01
96,711,590-8	Manantial S.A.	Chile	97,053,000-2	Banco Security	Chile	UF	31,538	79,780	57,744	-	-	169,062	Monthly	6.81
90,413,000-1	CCU S.A	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A	Chile	UF	22,926	38,773	102,087	117,043	16,135,005	16,415,834	Monthly	7.07
96981310-6	Compañía Cervecera Kunstmann S.A	Chile	97,004,000-5	Banco de Chile	Chile	UF	38,866	101,818	75,724	-	-	216,408	Monthly	6.43
96981310-6	Compañía Cervecera Kunstmann S.A	Chile	97,030,000-7	Banco Estado	Chile	UF	21,843	66,935	189,245	92,241	-	370,264	Monthly	4.33
76,077,848-6	Cervecera Belga de la Patagonia	Chile	97,015,000-5	Banco Santander de Chile	Chile	UF	1,306	4,044	11,760	12,737	-	29,847	Monthly	6.27
Sub-total financial leases obligations							157,422	360,717	515,314	224,487	16,135,005	17,392,945

Total							29,349,410	23,336,050	39,157,210	19,975,758	75,334,305	187,152,733

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 6).

(2) This obligation is hedged by a Cross Interest Rate Swap (Note 6).

.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

As of December 31, 2013:

							Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bank borrowings
0-E	Finca La Celia S.A	Argentina	0-E	Banco Santander Rio	Argentina	USD	474,529	-	-	-	-	474,529	At maturity	2.00
0-E	Finca La Celia S.A	Argentina	0-E	Banco Santander Rio	Argentina	USD	105,450	-	-	-	-	105,450	At maturity	2.00
0-E	Finca La Celia S.A	Argentina	0-E	Banco Supervielle	Argentina	USD	-	131,485	-	-	-	131,485	At maturity	3.75
0-E	Finca La Celia S.A	Argentina	0-E	Banco Supervielle	Argentina	USD	-	26,351	-	-	-	26,351	At maturity	2.75
0-E	Finca La Celia S.A	Argentina	0-E	Banco Supervielle	Argentina	USD	-	105,167	-	-	-	105,167	At maturity	2.75
0-E	Finca La Celia S.A	Argentina	0-E	Fondo para la Transformación y Crec.	Argentina	$ARG	-	4,663	2,828	-	-	7,491	Semiannual	6.00
0-E	Finca La Celia S.A	Argentina	0-E	Banco Patagonia	Argentina	$ARG	772,295	-	-	-	-	772,295	At maturity	26.00
0-E	Finca La Celia S.A	Argentina	0-E	Banco Patagonia	Argentina	$ARG	196,225	-	-	-	-	196,225	At maturity	24.00
0-E	Finca La Celia S.A	Argentina	0-E	Banco Patagonia	Argentina	$ARG	178,430	-	-	-	-	178,430	At maturity	26.00
0-E	Finca La Celia S.A	Argentina	0-E	Banco Patagonia	Argentina	$ARG	72,218	-	-	-	-	72,218	At maturity	24.00
0-E	Finca La Celia S.A	Argentina	0-E	Banco Patagonia	Argentina	$ARG	184,282	-	-	-	-	184,282	At maturity	24.00
0-E	Finca La Celia S.A	Argentina	0-E	Banco Patagonia	Argentina	$ARG	-	12,883	29,253	-	-	42,136	At maturity	15.25
0-E	Finca La Celia S.A	Argentina	0-E	Banco Patagonia	Argentina	$ARG	65,968	-	-	-	-	65,968	At maturity	26.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco San Juan	Argentina	$ARG	-	32,822	-	-	-	32,822	At maturity	23.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco San Juan	Argentina	$ARG	33,585	-	-	-	-	33,585	At maturity	19.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco San Juan	Argentina	$ARG	33,444	-	-	-	-	33,444	At maturity	23.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco San Juan	Argentina	$ARG	33,444	-	-	-	-	33,444	At maturity	23.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco San Juan	Argentina	$ARG	-	32,822	-	-	-	32,822	At maturity	23.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco San Juan	Argentina	$ARG	-	32,822	-	-	-	32,822	At maturity	23.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco San Juan	Argentina	$ARG	-	32,822	-	-	-	32,822	At maturity	23.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco BBVA	Argentina	$ARG	375,229	-	-	-	-	375,229	At maturity	22.75
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,004,000-5	Banco De Chile	Chile	USD	20,846	-	2,327,223	-	-	2,348,069	At maturity	1.86
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	97,004,000-5	Banco De Chile	Chile	USD	47,971	-	5,246,100	-	-	5,294,071	At maturity	1.87
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,015,000-5	Banco Santander Chile	Chile	USD	-	4,198,419	-	-	-	4,198,419	At maturity	0.88
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,015,000-5	Banco Santander Chile	Chile	EUR	-	4,492,063	-	-	-	4,492,063	At maturity	0.75
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	97,018,000-1	Banco Scotiabank	Chile	USD	1,097	-	4,196,880	-	-	4,197,977	At maturity	1.18
96,981,310-6	Compañía Cervecera Kunstmann S.A.	Chile	97,030,000-7	Banco Del Estado De Chile	Chile	CLP	-	520,292	-	-	-	520,292	At maturity	5.84
96,981,310-6	Compañía Cervecera Kunstmann S.A.	Chile	97,030,000-7	Banco Del Estado De Chile	Chile	CLP	-	624,350	-	-	-	624,350	At maturity	5.84
99,586,280-8	Compañía Pisquera De Chile S.A.	Chile	97,030,000-7	Banco Del Estado De Chile	Chile	CLP	471,136	-	-	15,900,089	-	16,371,225	At maturity	6.86
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BBVA	Argentina	$ARG	1,679,820	3,352,055	8,380,136	-	-	13,412,011	Monthly	15.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BNA	Argentina	$ARG	407,527	1,369,813	7,305,668	1,826,416	-	10,909,425	Monthly	15.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Macro	Argentina	$ARG	59,417	89,388	648,064	-	-	796,869	Monthly	15.25
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Citi Bank	Argentina	$ARG	-	6,144,870	-	-	-	6,144,870	At maturity	21.60
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Hipotecario	Argentina	$ARG	-	1,641,872	-	-	-	1,641,872	At maturity	22.00
0-E	Sidra La Victoria S.A.	Argentina	0-E	Banco Hipotecario	Argentina	$ARG	-	409,118	-	-	-	409,118	At maturity	22.00
0-E	Saenz Briones S.A.	Argentina	0-E	Banco HSBC	Argentina	$ARG	80,449	-	-	-	-	80,449	At maturity	17.00
0-E	Saenz Briones S.A.	Argentina	0-E	Banco HSBC	Argentina	$ARG	-	60,314	-	-	-	60,314	At maturity	20.00
0-E	Saenz Briones S.A.	Argentina	0-E	Banco Citi Bank	Argentina	$ARG	-	108,329	628,800	-	-	737,129	Monthly	15.25
0-E	Saenz Briones S.A.	Argentina	0-E	Banco BBVA	Argentina	$ARG	479,195	-	-	-	-	479,195	At maturity	21.75
0-E	Saenz Briones S.A.	Argentina	0-E	Banco Patagonia	Argentina	$ARG	405,519	-	-	-	-	405,519	At maturity	31.00
0-E	Saenz Briones S.A.	Argentina	0-E	Banco Hipotecario	Argentina	$ARG	-	1,233,671	-	-	-	1,233,671	At maturity	22.00
0-E	Milotur S.A.	Uruguay	0-E	Nuevo Banco Comercial	Uruguay	USD	1,595	-	-	-	-	1,595	Monthly	6.50
0-E	Milotur S.A.	Uruguay	0-E	Nuevo Banco Comercial	Uruguay	USD	17,251	53,159	145,959	-	-	216,369	Monthly	5.00
0-E	Milotur S.A.	Uruguay	0-E	Nuevo Banco Comercial	Uruguay	UYU	135,213	-	-	-	-	135,213	Monthly	17.30
0-E	Milotur S.A.	Uruguay	0-E	Nuevo Banco Comercial	Uruguay	UYU	271,453	-	-	-	-	271,453	At maturity	10.00
0-E	Milotur S.A.	Uruguay	0-E	Banco Citi Bank	Uruguay	UYU	516,074	-	-	-	-	516,074	At maturity	14.50
0-E	Milotur S.A.	Uruguay	0-E	Nuevo Banco Comercial	Uruguay	UYU	524,597	-	-	-	-	524,597	At maturity	17.30
96,711,590-8	Manantial S.A.	Chile	97,000,600-6	Banco de Crédito e Inversiones	Chile	CLP	5,925	10,216	-	-	-	16,141	Monthly	9.84
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco De Chile	Chile	CLP	1,497	4,165	5,000	-	-	10,662	Monthly	9.12
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco De Chile	Chile	CLP	1,785	-	-	-	-	1,785	Monthly	12.12
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco De Chile	Chile	CLP	19,000	57,000	152,000	95,000	-	323,000	Monthly	7.60
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco Del Estado De Chile	Chile	CLP	5,361	16,739	21,797	-	-	43,897	Monthly	7.56
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco Del Estado De Chile	Chile	CLP	41,462	96,942	220,977	-	-	359,381	Monthly	6.52
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itau	Chile	CLP	8,490	26,474	15,352	-	-	50,316	Monthly	7.32
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itau	Chile	CLP	6,823	21,303	27,743	-	-	55,869	Monthly	7.56
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itau	Chile	CLP	20,603	63,930	178,709	-	-	263,242	Monthly	6.66
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco De Chile	Chile	UF	12,364	38,110	108,570	104,095	-	263,139	Monthly	4.80
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco De Chile	Chile	UF	6,864	21,256	61,120	68,302	18,297	175,839	Monthly	5.48
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco De Chile	Chile	UF	5,659	17,488	50,228	13,433	-	86,808	Monthly	5.36
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú	Chile	USD	26,731	-	-	-	-	26,731	Monthly	2.00
Sub-total							8,110,679	25,083,173	29,752,407	18,007,336	18,297	80,971,892

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

			Registration or ID No. Instrument			Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country		Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bonds payable
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	415 13/06/2005 BONO SERIE A	Chile	UF	610,793	428,096	1,726,876	1,730,745	5,830,231	10,326,741	Semiannual	3.80
90,413,000-1	CCU S.A.	Chile	388 18/10/2004 BONO SERIE E	Chile	UF	-	2,309,671	4,470,092	4,505,563	13,958,093	25,243,419	Semiannual	4.00
90,413,000-1	CCU S.A.	Chile	573 23/03/2009 BONO SERIE H	Chile	UF	575,064	-	-	-	46,378,801	46,953,865	Semiannual	4.25
90,413,000-1	CCU S.A.	Chile	572 23/03/2009 BONO SERIE I	Chile	UF	70,508,462	-	-	-	-	70,508,462	At maturity	3.00
Sub-total						71,694,319	2,737,767	6,196,968	6,236,308	66,167,125	153,032,487

							Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Financial leases obligations
90,413,000-1	CCU S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	20,266	62,917	105,060	103,461	15,329,071	15,620,775	Monthly	7.07
96,981,310-6	Compañía Cervecera Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	34,772	90,112	193,188	11,641	-	329,713	Monthly	6.43
96,981,310-6	Compañía Cervecera Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	19,817	60,727	171,693	178,764	-	431,001	Monthly	4.33
96,981,310-6	Compañía Cervecera Kunstmann S.A.	Chile	97,015,000-5	Banco Santander Chile	Chile	UF	17,486	-	-	-	-	17,486	Monthly	7.20
76,077,848-6	Cervecera Belga De La Patagonia S.A.	Chile	97,015,000-5	Banco Santander Chile	Chile	UF	1,168	3,615	10,512	11,911	5,420	32,626	Monthly	6.27
96,711,590-8	Manantial S.A.	Chile	97,000,600-6	Banco de Crédito e Inversiones	Chile	UF	12,343	8,523	1,955	-	-	22,821	Monthly	6.30
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	17,069	47,893	48,694	-	-	113,656	Monthly	6.07
96,711,590-8	Manantial S.A.	Chile	97,053,000-2	Banco Security	Chile	UF	31,202	93,739	128,056	-	-	252,997	Monthly	6.78
96,711,590-8	Manantial S.A.	Chile	97,000,600-6	Banco de Crédito e Inversiones	Chile	UF	848	896	-	-	-	1,744	Monthly	22.31
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	5,087	9,832	-	-	-	14,919	Monthly	12.62
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	17,603	40,651	20,513	-	-	78,767	Monthly	16.04
96,711,590-8	Manantial S.A.	Chile	97,053,000-2	Banco Security	Chile	UF	4,243	11,682	-	-	-	15,925	Monthly	6.99
Sub-total financial leases obligations							181,904	430,587	679,671	305,777	15,334,491	16,932,430

Total							79,986,902	28,251,527	36,629,046	24,549,420	81,519,913	250,936,809

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 6).

(2) This obligation is hedged by a Cross Currency Rate Swap (Note 6).

.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

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

The debts and financial liabilities are stated in several currencies and they accrue fixed and variable interest rates. The details of such obligations classified as per currency and interest type (excluding the effect of cross currency interest rate swap agreements) are as follows:

	As of December 31, 2014		As of December 31, 2013
	Fixed Interest Rate	Variable Interest Rate	Fixed Interest Rate	Variable Interest Rate
	ThCh$	ThCh$	ThCh$	ThCh$
US Dollar	1,557,305	13,690,987	5,286,097	11,840,117
Chilean Pesos	21,537,298	-	18,640,160	-
Argentine Pesos	42,866,462	-	38,740,332	-
Unidades de Fomento	101,169,041	-	170,490,703	-
Euros	4,590,673	-	4,492,063	-
Uruguayan Pesos	1,740,967	-	1,447,337	-
Total	173,461,746	13,690,987	239,096,692	11,840,117

The terms and conditions of the main interest accruing obligations as of December 31, 2014, were as follows:

a)    Bank Borrowings

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

As of December 31, 2014, the Company was in compliance with the financial covenants and specific requirements of this loan.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

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

b) On July 7, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of
US$ 10,000,000, maturing on July 7, 2016.

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

The aforementioned loans oblige the Company to comply with the same covenants as the Series A Bond as indicated in letter a) and b) obligations with the public in this Note.

c) On April 24, 2014, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 1,000,000, maturing on April 24, 2015.

    This loan accrued interest at an annual rate. The subsidiary amortizes interest and capital consists of a single payment at the end of the established term.

Banco Estado  – Bank Loans

a)   On April 23, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Estado for a total of ThCh$ 3,000,000, maturing on July 19, 2012.

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

      On May 24, 2013, this loan was paid.

b)   On July 19, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Estado for a total of ThCh$ 1,000,000, maturing on September 28, 2012. Subsequently this loan was renewed for a period of 84 days, maturing on December 21, 2012. It was renewed for 60 days, maturing in February 19, 2013, renewed again for 94 days, maturing on May 24, 2013.

      This loan accrued a fixed interest at an annual rate. The subsidiary amortized interest and capital amortization consists of a single payment at the end of the established term.

      On May 24, 2013, this loan was paid.

c)   On April 25, 2012, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco Estado for a total of ThCh$ 500,000, maturing on April 25, 2013. Subsequently this loan was renewed for one year, maturing on April 25, 2014. It was renewed for one year, maturiting on April 25, 2015.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

d)   On April 25, 2013, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco Estado for a total of ThCh$ 600,000, maturing on April 25, 2014. It was renewed for one year, maturiting on April 25, 2015.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

e)   On June 16, 2014, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Estado for a total of 6,000,000 euros, maturing on June 16, 2015.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

f)    On October 15, 2014, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Estado for a total of UF 380,000, maturing on October 15, 2019.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

g)   On December 3, 2014, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco Estado for a total of ThCh$ 1,300,000, maturing on March 31, 2015.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

d)   On September 4, 2014, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco Scotiabank for a total of US$ 638,674, maturing on September 4, 2016.

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

      On June 17, 2014, this loan was paid.

b)   On June 17, 2013, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Santander Chile for a total of 6,200,000 Euros, maturing on June 17, 2014.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

      On June 17, 2014, this loan was paid.

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

This loan obliges the subsidiary to meet specific requirements and financial covenants related to their Consolidated Financial Statements, which according to agreement of the parties are as follows:

a)   Maintain a capability of repayment measure at the end of each quarter less than or equal to 3, calculated as the financial debt over Adjusted EBITDA1. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: Operating result before Interest, Income taxes, Depreciation and Amortization for the period of 12 months immediately prior to the date of calculation.

[1] EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

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

As of December 31, 2014, the Company was in compliance with the financial covenants and specific requirements of this loan.

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

Banco BBVA Francés S.A. – Préstamo bancario con Compañía Industrial Cervecera S.A. (CICSA)

d)   On June 18, 2014, the subsidiary CICSA signed a bank loan with BBVA Bank for a total of 90 million Argentinian pesos, maturing on November 18, 2017.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization quarterly.

b)    Financial Lease Obligations

The most significant financial lease agreements are as follows:

CCU S.A.

In December, 2004, the Company sold a piece of land previously classified as investment property. As part of the transaction, the Company leased eleven floors of a building under construction on the mentioned piece of land.

The building was completed during 2007, and on June 28, 2007, the Company entered into a 25-years lease agreement with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., for a total amount of UF 688,635.63, with an annual interest rate of 7.07%. The current value of the agreement amounted to ThCh$ 10,403,632 as of December 31, 2007. The agreement also grants CCU the right or option to acquire the assets contained in the agreement (real estate, furniture and facilities) as from month 68 of the lease. The lease rentals committed are according to the conditions prevailing in the market. For Chilean GAAP purposes, in 2004 the Company recognized a ThCh$ 3,108,950 gain for the building portion not leased by the Company, and a ThCh$ 2,276,677 liability deferred through completion of the building, when the Company recorded the transaction as financial lease.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Compañía Cervecera Kunstmann S.A and Manantial S.A.:

Other lease agreements are as follows:

Type	Institution	Contract Date	Currency	Amount	Number of quotas	Anual Interest	Purchase option (UF)
Compañía Cervecera Kunstmann S.A.
Production plant	Banco de Chile	04-19-05	UF	20,489	168	8.30%	302
Land Lote 2 C	Banco de Chile	06-26-07	UF	7,716	121	5.80%	85
Land Lote 2 D	Banco de Chile	03-25-08	UF	15,000	97	4.30%	183
Land Lote 13F1	Banco Estado	10-10-2012	UF	22,341	72	4.33%	348
Manantial S.A.
Dispensers	Banco de Crédito e Inversiones	01-04-2012	UF	4,275	37	5.06%	116
Dispensers	Banco de Chile	12-05-2011	UF	1,073	37	5.98%	311
Vehicles	Banco de Chile	08-27-12	UF	1,265	25	12.63%	51
Vehicles	Banco Estado	09-15-11	UF	5,342	25	14.01%	208
Computers	Banco Security	08-23-11	UF	2,387	37	6.99%	65
Dispensers	Banco Security	08-09-2011	UF	20,845	37	6.62%	563
Finca La Celia S.A.
Automotor	Banco Supervielle	06-10-2014	$ARG	10,814	45	17.50%	6,250

The following is a detail of future payments and the current value of the financial lease obligations as of December 31, 2014:

Lease Minimum Future Payments	As of December 31, 2014
	Gross Amount	Interest	Current Value
	ThCh$	ThCh$	ThCh$
Less than one years	1,681,160	1,163,021	518,139
Between one and five year	5,228,658	4,488,857	739,801
Over five years	28,911,336	12,776,331	16,135,005
Total	35,821,154	18,428,209	17,392,945

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

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

On November 7, 2014, the subsidiary made a total prepayment for Series A Bonus for an amount of ThCh$ 9,778,759 and recognized in the Consolidated Income Statement of that date an expenditure of ThCh$ 117,200.

At the time of this total prepayment, the subsidiary Viña San Pedro de Tarapacá S.A. was in compliance with the financial covenants required for this public issue.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

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

As of December 31, 2014 and December 31, 2013, the Company was in compliance with the financial covenants required for this public issue.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

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

On March 17, 2014, the Company paid the total Serie I Bonds, equivalent UF 3,000,000.

As of December 31, 2014 and December 31, 2013, the Company was in compliance with the financial covenants required for this public issue.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 28 Accounts payable – trade and other payables

As of December 31, 2014 and 2013, the total Accounts payable-trade and other payables are as follows:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Suppliers	159,782,385	149,900,984
Notes payable	3,940,353	2,875,895
Withholdings payable	40,429,573	31,573,106
Total	204,152,311	184,349,985
Current	203,782,805	183,508,115
Non-current	369,506	841,870
Total	204,152,311	184,349,985

Note 29 Provisions

As of December 31, 2014 and 2013, the total provisions recorded in the consolidated statement of financial position are as follows:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Litigation	1,023,895	1,294,570
Others	1,596,196	1,673,910
Total	2,620,091	2,968,480
Current	410,259	833,358
Non-current	2,209,832	2,135,122
Total	2,620,091	2,968,480

The following was the change in provisions during the years ended December 31, 2013 and 2014:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2013	984,466	910,663	1,895,129
As of December 31, 2013
Additions by Business Combination	149,365	1,094,095	1,243,460
Incorporated	767,854	17,953	785,807
Used	(364,102)	(108,349)	(472,451)
Released	(64,635)	(96,378)	(161,013)
Conversion effect	(178,378)	(144,074)	(322,452)
As of December 31, 2013	1,294,570	1,673,910	2,968,480
As of December 31, 2014
Incorporated	622,320	151,966	774,286
Used	(751,636)	(1,668)	(753,304)
Released	(71,667)	(175,968)	(247,635)
Conversion effect	(69,692)	(52,044)	(121,736)
As of December 31, 2014	(1) 1,023,895	(2) 1,596,196	2,620,091

(1)     See Note 35.

(2)     Correspond mainly to provisions originated in business combination related to Uruguay´s companies.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

The maturities of provisions at December 31, 2013, were as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	410,259	-	410,259
Between two and five years	378,090	1,580,580	1,958,670
Over five years	235,546	15,616	251,162
Total	1,023,895	1,596,196	2,620,091

Litigation

The detail of significant litigation proceedings to which the Company is exposed at a consolidated level is described in Note 35.

Management believes based on the development of such proceedings to date, the provisions established on a case by basis are adequate to cover the eventual adverse effects that could arise from these proceedings.

Note 30 Other non-financial liabilities

As of December 31, 2014 and 2013, the total Other non-financial liabilities are as follows:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Parent dividend provisioned by the board	23,278,681	23,278,681
Parent dividend provisioned according to policy	36,500,001	38,239,323
Outstanding parent dividends	520,145	532,120
Subsidiaries dividends according to policy	7,764,386	3,666,451
Others	833,550	162,003
Total	68,896,763	65,878,578
Current	68,896,763	65,878,578
Total	68,896,763	65,878,578

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

The cost of such benefits is charged against income, in the “Staff Expense” item.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

As of December 31, 2014 and 2013, the total staff benefits recorded in the Consolidated Statement of Financial Position is as follows:

Employees’ Benefits	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Short term benefits	17,943,771	18,839,547
Employment termination benefits	17,437,222	16,574,806
Total	35,380,993	35,414,353
Current	17,943,771	20,217,733
Non-current	17,437,222	15,196,620
Total	35,380,993	35,414,353

Employees’ Bonuses

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation. Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

As of December 31, 2014 and 2013, the total short-term benefits recorded in the Consolidated Statement of Financial Position are as follows:

Short-Term Employees’ Benefits	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Vacation	7,856,572	7,085,786
Bonus and compensation	10,087,199	11,753,761
Total	17,943,771	18,839,547

The Company records the staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds. The discount rate in Chile was 6.0% (6.85% in 2013) and in Argentina 42.43% (31.88% in 2013).

As of December 31, 2014 and 2013, the obligation recorded for severance indemnity is as follows:

Severance Indemnity	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Current	-	1,378,186
Non-current	17,437,222	15,196,620
Total	17,437,222	16,574,806

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

The change in the severance indemnity during the year ended as of December 31, 2013 and 2014 was as follows:

Severance Indemnity	Severance Indemnity
ThCh$
Balance as of January 1, 2013	13,171,264
Current cost of service	607,443
Interest cost	1,105,511
Actuarial loss	469,987
Paid-up benefits	(384,186)
Past service cost	430,120
Others	1,174,667
Movements of the year	3,403,542
As of December 31, 2013	16,574,806
Current cost of service	601,053
Interest cost	1,187,731
Actuarial loss	1,884,054
Paid-up benefits	(3,341,434)
Past service cost	1,090,429
From combinations	893,608
Others	(1,453,025)
Movements of the year	862,416
As of December 31, 2014	17,437,222

The figures recorded in the Consolidated Statement of Income as of December 31, 2014, 2013 and 2012, are as follows:

Expense recognized for severance indemnity	For the years ended as of December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Current cost of service	601,053	607,443	523,159
Interes cost	-	-	1,274,978
Past service cost	1,090,429	430,120	304,355
Actuarial (Gain) loss	-	-	(3,492,211)
Non-provided paid benefits	5,916,192	2,860,262	2,158,029
Other	335,808	1,333,466	213,499
Total expense recognized in Consolidated Statement of Income	7,943,482	5,231,291	981,809

Actuarial Assumptions

As mentioned in Note 2.19 – Employees’ Benefits, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation as of December 31, 2014 and 2013, are as follows:

	Actuarial Assumptions		Chile		Argentina
			As of December 31,	As of December 31,	As of December 31,	As of December 31,
			2014	2013	2014	2013
	Mortality table		RV-2004	RV-2004	Gam'83	Gam'83
	Annual interest rate		6.0%	6.85%	42.43%	31.88%
	Voluntary employee turnover rate		1.9%	1.9%	n/a	n/a
	Company’s needs rotation rate		5.3%	5.3%	n/a	n/a
	Salary increase		3.7%	3.7%	36.35%	26.25%
	Officers		60	60	60	60
Estimated retirement age for	Other	Male	65	65	65	65
		Female	60	60	60	60

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1 percent on the discount rate:

Sensitivity Analysis	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	1,073,272	919,483
1% decrease in the Discount Rate (Loss)	(1,245,219)	(1,056,061)

Personal expense

The amounts recorded in the Consolidated Statement of Income for the years ended as of December 31, 2014, 2013 and 2012, are as follows:

Personal expense	For the years ended as of December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Salaries	119,623,310	108,611,206	93,673,136
Employees’ short-term benefits	18,128,043	19,887,127	15,063,545
Employments termination benefits	7,943,482	5,231,291	981,809
Other staff expense	23,636,629	21,280,818	18,442,996
Total (1)	169,331,464	155,010,442	128,161,486

(1) See Note 10.

Note 32 Non-controlling Interests

The detail of Non-controlling Interests is the following:

a.   Equity

Equity	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	69,856,322	67,885,985
Bebidas del Paraguay S.A.	21,903,962	-
Aguas CCU-Nestlè Chile S.A.	16,389,004	13,748,080
Distribuidora del Paraguay S.A.	701,002	-
Compañía Pisquera de Chile S.A.	4,653,894	4,735,315
Compañía Cervecera Kunstmann S.A.	4,424,495	3,953,265
Saenz Briones & Cia. S.A.	1,145,657	1,361,643
Sidra La Victoria S.A.	1,166	1,119
Manantial S.A.	3,353,256	3,302,639
Los Huemules S.R.L.	116,892	188,556
Others	366,091	391,820
Total	122,911,741	95,568,422

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

b.   Result

	For the years ended as of December 31,
Result	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	6,003,439	3,319,366	3,397,717
Aguas CCU-Nestlè Chile S.A.	5,408,750	4,870,501	4,884,619
Compañía Pisquera de Chile S.A.	889,482	765,624	960,778
Bebidas del Paraguay S.A.	253,516	-	-
Distribuidora del Paraguay S.A.	429,527	-	-
Compañía Cervecera Kunstmann S.A.	966,212	1,022,346	1,052,257
Saenz Briones & Cia. S.A.	(58,433)	(733,068)	(798,955)
Sidra La Victoria S.A.	175	123	(8)
Manantial S.A.	684,427	587,119	-
Los Huemules S.R.L.	(48,171)	(12,624)	-
Others	24,547	49,156	47,759
Total	14,553,471	9,868,543	9,544,167

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

As of December 31, 2014 and December 31, 2013, the Company’s capital shows a balance of ThCh$ 562,693,346, divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaíso Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Depositary Shares), with an equivalence of two shares per ADS (See Note 1).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as of December 31, 2014 and 2013.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Capital Management

The main purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

Consolidated Statement of Comprehensive Income

As of December 31, 2012, 2013 and 2014, the detail of the comprehensive income and expense of the term is as follows:

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	(155,258)	39,470	(115,788)
Conversion differences of subsidiaries abroad	(4,629,683)	-	(4,629,683)
Actuarial gains and losses on defined benefit plans reserves (1)	(1,884,054)	501,689	(1,382,365)
Total comprehensive income as of December 31, 2014	(6,668,995)	541,159	(6,127,836)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	256,592	(51,304)	205,288
Conversion differences of subsidiaries abroad	(17,054,187)	-	(17,054,187)
Actuarial gains and losses on defined benefit plans reserves (1)	(469,987)	105,151	(364,836)
Total comprehensive income as of December 31, 2013	(17,267,582)	53,847	(17,213,735)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	(826,120)	189,525	(636,595)
Conversion differences of subsidiaries abroad	(21,230,019)	-	(21,230,019)
Total comprehensive income as of December 31, 2012	(22,056,139)	189,525	(21,866,614)

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

As of December 31, 2014, 2013 and 2012, the information used for the calculation of the income as per each basic and diluted share is as follows:

Income per share	For the years ended as of December 31,
	2014	2013	2012
Equity holders of the controlling company (ThCh$)	106,238,450	123,036,008	114,432,733
Weighted average number of shares	(1) 369,502,872	(2) 331,806,416	(3) 318,502,872
Basic and diluted income per share (in Chilean pesos)	287.52	370.81	359.28
Equity holders of the controlling company (ThCh$)	106,238,450	123,036,008	114,432,733
Weighted average number of shares	369,502,872	331,806,416	318,502,872
Basic and diluted income per share (in Chilean pesos)	287.52	370.81	359.28

(1)   Determined considering 369,502,872 shares outstanding on December 31, 2014.

(2)   Determined considering 331,806,416 shares, equivalents to 318,502,872 shares outstanding on December 31, 2012, plus the weighted average of permanence of shares paid due to increase of capital described in this Note.

(3)   Determined considering 318,502,872 shares outstanding on December 31, 2012.

As of December 31, 2014, 2013 and 2012, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net Income

In accordance with Circular No 1945 from the SVS on November 4, 2009, the Board of Directors agreed that the net distributable profit for the year 2009 will be that reflected in the financial statements attributable to equity holders of the parents, without adjustment it. The above agreement remains in effect for the year ended December 31, 2014.

Dividends

The Company’s dividend policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of December 31, 2012, 2013 and 2014, the Company has distributed the following dividends, either or final:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share	Related to FY
243	04-20-2012	Final	131.70092	2011
244	01-06-2013	Interim	63.00000	2012
245	04-19-2013	Final	116.64610	2012
246	01-10-2014	Interim	63.00000	2013
247	04-17-2014	Final	103.488857	2013
248	01-09-2015	Interim	63.00000	2014

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

On April 9, 2014, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 247, amounting to ThCh$ 38,239,324 corresponding to $ 103.48857 per share. This dividend was paid on April 17, 2014.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Other Reserves

The reserves that are a part of the Company’s equity are as follows:

Currency Translation Reserves: This reserve originated mainly from the translation of foreign subsidiaries’ financial statements which functional currency is different from the presentation currency of the Consolidated Financial Statements. As of December 31, 2014, it amounts to a negative reserve of ThCh$ 67,782,858 (ThCh$ 60,084,197 in 2013 and ThCh$ 44,675,962 in 2012).

Hedge reserve: This reserve originated from the hedge accounting application of financial liabilities for. The reserve is reversed at the end of the hedge agreement, or when the transaction ceases qualifying hedge accounting, whichever is first. The reserve effects are transferred to income. As of December 31, 2014, it amounts to a negative reserve of ThCh$ 43,370 (positive reserve of ThCh$ 65,109 in 2013 and negative reserve of ThCh$ 98,990 in 2012), net of deferred taxes.

Actuarial gains and losses on defined benefit plans reserves: This reserve originates from January 1, 2013, due application of the amendment to IAS 19. The amount recorded is a negative reserve of ThCh$ 1,712,687 (ThCh$ 348,673 in 2013), net of deferred taxes.

Other reserves: As of December 31, 2014, 2013 and 2012 the amount is a negative reserve of ThCh$ 5,511,629, ThCh$ 5,514,048 and ThCh$ 3,371,276, respectively. Such reserves relate mainly to the following concepts:

-              Adjustment due to re-assessment of fixed assets carried out in 1979.

-              Price level restatement of paid-up capital registered as of December 31, 2008, according to SVS Circular Letter Nª456.

-              Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (Note 1, paragraph (1)).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 34 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	214,774,876	408,853,267
CLP	182,979,978	402,905,402
U.F.	8,410,538	-
USD	6,058,754	1,578,633
Euros	974,179	1,718,676
$ARG	11,728,422	1,731,888
UYU	536,097	553,915
PYG	3,753,420	-
Others currencies	333,488	364,753
Other financial assets	6,483,652	4,468,846
CLP	1,016,032	2,119,441
USD	5,467,620	2,202,537
Euros	-	143,749
Others currencies	-	3,119
Other non-financial assets	18,558,445	21,495,398
CLP	11,576,191	17,623,617
U.F.	28,826	-
$ARG	4,759,154	3,669,157
UYU	1,457,234	202,624
PYG	737,040	-
Accounts receivable - trade and other receivables	238,602,893	211,504,047
CLP	151,677,364	137,392,333
U.F.	2,021	45,225
USD	19,030,421	23,341,142
Euros	10,038,934	7,263,490
$ARG	46,140,278	37,420,770
UYU	4,519,676	3,856,106
PYG	5,477,622	-
Others currencies	1,716,577	2,184,981
Accounts receivable from related companies	11,619,118	9,610,305
CLP	11,474,472	8,781,223
U.F.	101,218	326,816
USD	43,428	502,266
Inventories	175,179,189	153,085,845
CLP	143,970,378	128,884,391
USD	744,544	2,147,161
Euros	189,100	190,182
$ARG	22,684,784	20,562,043
UYU	1,508,208	1,302,068
PYG	6,082,175	-
Tax receivables	19,413,414	9,139,406
CLP	14,443,142	4,948,667
$ARG	4,970,272	3,821,003
UYU	-	369,736
Non-current assets held for sale	758,760	339,901
$ARG	758,760	339,901
Total current assets	685,390,347	818,497,015

CLP	517,137,557	702,655,074
U.F.	8,542,603	372,041
USD	31,344,767	29,771,739
Euros	11,202,213	9,316,097
$ARG	91,041,670	67,544,762
UYU	8,021,215	6,284,449
PYG	16,050,257	-
Others currencies	2,050,065	2,552,853
Total current assets by currencies	685,390,347	818,497,015

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Non-current assets
Other financial assets	343,184	38,899
USD	-	38,899
Euros	343,184	-
Other non-financial assets	5,828,897	15,281,111
CLP	3,303,040	12,938,869
$ARG	1,762,652	2,342,242
PYG	763,205	-
Accounts receivable from related companies	522,953	350,173
U.F.	522,953	350,173
Investments accounted for using the equity method	31,998,620	17,563,028
CLP	31,897,043	17,474,121
$ARG	101,577	88,907
Intangible assets different than goodwill	68,656,895	64,033,931
CLP	51,881,835	50,821,202
U.F.	41,558	-
$ARG	9,169,249	10,184,251
UYU	3,332,682	3,028,478
PYG	4,231,571	-
Goodwill	86,779,903	81,872,847
CLP	63,075,515	63,075,515
USD	12,146,454	5,689,609
$ARG	11,557,934	13,107,723
Property, plant and equipment (net)	833,171,234	680,994,421
CLP	715,577,935	588,473,246
$ARG	90,580,368	84,750,744
UYU	10,390,332	7,770,431
PYG	16,622,599	-
Biological assets	18,084,408	17,662,008
CLP	17,660,798	17,228,999
$ARG	423,610	433,009
Investment property	7,917,613	6,901,461
CLP	5,783,933	4,447,209
$ARG	2,133,680	2,454,252
Deferred tax assets	30,207,019	24,525,361
CLP	23,496,860	18,195,456
$ARG	6,622,426	6,214,869
UYU	10,206	115,036
PYG	77,527	-
Total non-current assets	1,083,510,726	909,223,240

CLP	912,676,959	772,654,617
U.F.	564,511	350,173
USD	12,146,454	5,728,508
Euros	343,184	-
$ARG	122,351,496	119,575,997
UYU	13,733,220	10,913,945
PYG	21,694,902	-
Total non-current assets by currencies	1,083,510,726	909,223,240

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of December 31, 2014		As of December 31, 2013
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	30,097,822	35,220,471	80,554,226	39,933,962
CLP	1,947,212	14,909,387	582,082	12,893,284
U.F.	777,020	2,933,255	71,901,110	3,245,208
USD	1,392,180	5,303,949	1,004,747	4,572,358
Euros	120,894	4,611,662	349,614	4,512,649
$ARG	24,104,151	7,462,218	5,208,701	14,710,463
UYU	1,740,967	-	1,447,337	-
Others currencies	15,398	-	60,635	-
Account payable - trade and other payables	199,697,401	4,085,404	182,569,595	938,520
CLP	133,274,464	3,109,019	123,801,751	938,520
U.F.	3,995	-	-	-
USD	14,012,905	-	13,672,305	-
Euros	7,166,674	-	5,010,989	-
$ARG	40,867,375	-	36,372,742	-
UYU	4,371,988	-	3,281,466	-
PYG	-	976,385	-	-
Others currencies	-	-	430,342	-
Accounts payable to related companies	10,282,312	-	7,286,064	-
CLP	5,783,103	-	3,495,273	-
Euros	4,486,158	-	3,790,791	-
PYG	13,051	-	-	-
Other short-term provisions	380,912	29,347	324,290	509,068
CLP	-	29,347	-	509,068
$ARG	380,912	-	324,290	-
Tax liabilities	3,986,966	7,710,169	1,591,825	9,325,040
CLP	3,803,137	3,872,219	1,539,101	5,866,328
$ARG	-	3,837,950	-	3,458,712
UYU	183,829	-	52,724	-
Employee benefits provisions	4,212,481	13,731,290	4,776,011	15,441,722
CLP	-	13,731,290	-	15,441,722
$ARG	3,909,627	-	4,541,954	-
UYU	302,854	-	234,057	-
Other non-financial liabilities	24,104,387	44,792,376	25,853,399	40,025,179
CLP	23,278,681	44,789,042	25,790,092	40,025,179
$ARG	825,706	-	63,307	-
PYG	-	3,334	-	-
Total current liabilities	272,762,281	105,569,057	302,955,410	106,173,491

CLP	168,086,597	80,440,304	155,208,299	75,674,101
U.F.	781,015	2,933,255	71,901,110	3,245,208
USD	15,405,085	5,303,949	14,677,052	4,572,358
Euros	11,773,726	4,611,662	9,151,394	4,512,649
$ARG	70,087,771	11,300,168	46,510,994	18,169,175
UYU	6,599,638	-	5,015,584	-
PYG	13,051	979,719	-	-
Others currencies	15,398	-	490,977	-
Total current liabilities by currency	272,762,281	105,569,057	302,955,410	106,173,491

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of December 31, 2014			As of December 31, 2013
	More than 1 year until 3 years	More than 3 year until 5 years	More than 5 years	More than 1 year until 3 years	More than 3 year until 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Other financial liabilities	39,224,496	19,975,758	75,334,303	32,305,695	25,893,393	84,563,942
CLP	16,366,789	101,334	-	621,578	15,995,088	-
U.F.	5,474,316	16,650,145	75,334,303	7,096,557	6,727,915	81,519,913
USD	9,307,576	-	-	11,980,811	-	-
$ARG	8,075,815	3,224,279	-	12,606,749	3,170,390	3,044,029
Other accounts payable	369,506	-	-	841,870	-	-
CLP	6,496	-	-	6,148	-	-
USD	363,010	-	-	835,722	-	-
Accounts payable to related companies	-	-	-	377,020	-	-
USD	-	-	-	377,020	-	-
Other long term provisions	1,484,317	474,352	251,163	1,233,623	797,604	103,895
CLP	-	-	30,617	-	-	32,710
$ARG	336,813	474,352	220,546	51,256	797,604	71,185
UYU	1,147,504	-	-	1,182,367	-	-
Deferred tax liabilities	20,685,348	7,525,467	59,307,885	17,458,151	6,671,487	48,903,776
CLP	19,850,278	6,979,606	51,690,008	16,769,961	6,212,693	41,108,341
$ARG	767,635	511,757	5,713,866	688,190	458,794	6,186,202
UYU	-	-	1,466,456	-	-	1,609,233
PYG	67,435	34,104	437,555	-	-	-
Employee benefits provisions	798,428	-	16,638,794	-	3,740	15,192,880
CLP	-	-	14,202,830	-	-	13,746,509
$ARG	-	-	2,435,964	-	3,740	1,446,371
PYG	798,428	-	-	-	-	-
Total non-current liabilities	62,562,095	27,975,577	151,532,145	52,216,359	33,366,224	148,764,493

CLP	36,223,563	7,080,940	65,923,455	17,397,687	22,207,781	54,887,560
U.F.	5,474,316	16,650,145	75,334,303	7,096,557	6,727,915	81,519,913
USD	9,670,586	-	-	13,193,553	-	-
$ARG	9,180,263	4,210,388	8,370,376	13,346,195	4,430,528	10,747,787
UYU	1,147,504	-	1,466,456	1,182,367	-	1,609,233
PYG	865,863	34,104	437,555	-	-	-
Total non-current liabilities by currency	62,562,095	27,975,577	151,532,145	52,216,359	33,366,224	148,764,493

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 35 Contingencies and Commitments

Operating lease agreements

The total amount of the Company’s obligations to third parties relating to lease agreements that may not be terminated is as follows:

Lease Agreements not to be terminated	As of December 31, 2014
ThCh$
Within 1 year	109,909,523
Between 1 and 5 years	109,153,531
Over 5 years	62,310,416
Total	281,373,470

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of December 31, 2014 is as follows:

Purchase and supply agreementsistros	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	68,311,218	9,301,580
Between 1 and 5 years	77,155,761	10,061,496
Over 5 years	62,080,459	943,569
Total	207,547,438	20,306,645

Capital investment commitments

As of December 31, 2014, the Company had capital investment commitments related to Property, plant and equipment and intangibles (software) for approximately ThCh$ 142,546,112.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000. Those loss contingencies for which an estimate cannot be made have been also considered.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Proceedings and claim

Subsidiary	Court	Number	Description	Status	Estimated accrued loss contingency
Viña San Pedro Tarapacá S.A.	1° Juzgado de Letras del Trabajo de Santiago	655-2009	Interpretation of collective bargaining agreement	Pending practice of award liquidation by court	ThCh$ 15,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina		Labor trial for layoff	On evidentiary phase	US$ 30,500
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina		Labor trial for layoff	On evidentiary phase	US$ 29,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina		Labor trial for layoff	Judgment pending	US$ 34,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina		Labor trial for layoff	On evidentiary phase	US$ 77,000
Saenz Briones S.A.	Court of first instance in Argentina		Labor trial for layoff	On evidentiary phase	US$ 32,000
Saenz Briones S.A.	Court of first instance in Argentina		Labor trial for layoff	On evidentiary phase	US$ 123,000
Saenz Briones S.A.	Court of first instance in Argentina		Labor trial for layoff	On evidentiary phase	US$ 86,000
Saenz Briones S.A.	Court of first instance in Argentina		Labor trial for layoff	On evidentiary phase	US$ 34,000
Saenz Briones S.A.			Labor trial for layoff	On evidentiary phase	US$ 80,000
Compañía Industrial Cervecera S.A.			City Council's Administrative Claim related to advertising and publicity feeds	The process is in pre-final administrative phase	US$ 628,000

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 1,023,895 and ThCh$ 1,294,570, as of December 31, 2014 and 2013, respectively (See Note 29).

Tax processes

At the date of issue of these consolidated financial statements, there are no material tax processes.

Guarantees

As of December 31, 2014, the subsidiary Viña San Pedro Tarapacá S.A. (VSPT) has not granted direct guarantees as part of its common financing operations. Nevertheless, its VSPT has entered into indirect guarantees as joint guarantors of financing operations by Finca La Celia subsidiary, in the Republic of Argentina.

A summary of the main terms of the guarantees granted appears below:

The subsidiary Finca La Celia maintains financial debt with local banks in Argentina, guaranteed by VSPT through stand-by letters issued by Banco del Estado de Chile, according to the following detail:

Institution	Amount	Due date
Banco Patagonia	USD 1.600.000	March 22, 2015
Banco Patagonia	USD 1.600.000	March 31, 2015
Banco San Juan	USD 1.200.000	March 31, 2015
Banco Santander Río	USD 1.100.000	March 31, 2015
Banco BBVA Francés	USD 1.500.000	October 30, 2015

The mentioned stand-by letters were issued by VSPT according to the maturity of the financial debts negotiated with the Argentine banks, and they are within the financing policy framework approved by VSPT Board of Directors.

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

Note 36 Environment

Major Environmental costs accrued as of December 31, 2014, in the Industrial Units of CCU S.A. are distributed as follows:

-     Industrial Waste Water Treatment (IWWT): 60.4%

      These expenses are mainly related to the maintenance and control of the respective Industrial Waste Water Treatment Plants (IWWT).

-     Solid Industrial Residues (SIR): 27.2%

      These expenses are related to the handling and disposal of Solid Industrial Residues (SIR), including hazardous Waste (ResPel) and valorisation of recyclable residues.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

-     Gas Emission Expenses: 1.2%

      These expenses are related to the calibration and verification of monitoring and operational instrumentation of stationary sources (mainly industrial boilers and electric generators) and their respective emissions, in order to provide compliance to rules and central and local government regulations.

-     Other Environmental Expenses: 11.2%

      These expenses are related to the verification and compliance of Food Safety, Environmental Management and Operational Health & Safety Management Standards (ISO 22000, ISO 14000 and ISO 18001 OHSAS respectively) in CCU´s industrial sites and distribution centers, which are in different stages of implementation and certification. The implementation and certification of those three standards is a corporate goal of CCU S.A.

The most relevant investments during the year 2014, are listed below:

-       CCK,  construction of an industrial wastewater treatment plant in Valdivia which includes an anaerobic reactor with IC technology (UF 120,695). Other relevant projects are the construction of concrete foundations (UF 1,909) and FES type projects (UF 598).

-       VSPT, FES project (second payment 2/3 2014) (UF 9,608), reinforcement of storage tanks-FES (UF 8,386), Industrial Waste Water Treatment (IWWT) plant improvement  (UF 4,804), IWWT plant Isla Maipo (UF 2,882), sludge treatment system (UF 948), solar and led lighting projects plants Molina and Lontué (UF 868), projects related to the management of industrial solid waste (UF 653),  thermal insulation projects (UF 648), axle weighing scale (UF 411), renovation emergency equipment (UF 355), IWWT plant betterment project (UF 259), energy analyzers (240 UF), fire safety net (UF 191), electric meters stage 2 (UF 159), pump IWW vintage courtyard (UF 144), pH correction and flowmeter IWWT plant (UF 132), IWW collecting chamber expansion (UF 115), IWWT panel (UF 110),  bathrooms and lockers (UF 73) and finally hazardous substances storage (UF 70).

-       CCU Chile, Industrial Waste Water Treatment (IWWT) plant in Temuco stage 1 (UF 159,699), IWWT improvement project (UF 10,128), normalizing decree N° 78 Fas (UF 6,497), evaporative coolers (UF 4,802), fire detection system (UF 3,845), energy recovery system (UF 3,094), CO2 and NH3 sensors Elaboration area (UF 2,675), IWWT plant stage 2 (UF 2,253), water channel seclude (UF 1,433), emergency lighting stage 2 (UF 1,360), pavement improvement (UF 1,313), IWWT sludge filter press (UF 1,079), storage tank insulation (UF 960) and finally firefighting system improvements (UF 153).

-       CPCh, FES projects consisting of mechanical reinforcement of process tanks (UF 13,875), concrete reinforcement  (UF 2,225), process equipment Monte Patria as well as Sotaquí and Pisco Elqui (UF 1,032), IWWT discharge improvement Ovalle (UF 975), overhaul IWWT sludge equipment (UF 780), electrical network improvement in Salamanca (UF 682), replacement lamps for saving lights (UF 468), IWWT discharge improvement (UF 387), water recovery system Ovalle (UF 334), IWWT plant in Salamanca (UF 293), IWWT plant in Sotaquí (UF 293), electrical and sanitary improvements (UF 286), plant board betterment (UF 267), water discharge improvements (UF 235) y finally electric adjustment in Pisco Elqui (UF 98).

-       ECCUSA, IWWT study ECCUSA Santiago (UF 4,886), pavement Antofagasta (UF 3,655), firefighting system improvements (UF 3,222), CIP improvements (UF 2,352), emergency lighting system (UF 2,342), IWWT control system (UF 504), electrical network improvement (UF 477), NH3 leakage mitigation system (UF 245), water recovery (UF 193), well capacity (UF 150), IWWT plant Santiago stage 1 (UF 91) and enabling fire brigade (UF 65).

-       CCU Argentina, IWWT plant Salta (UF 7,466), IWWT plant improvements ALLEN (UF 1,195), firefighting system improvements Santa Fe (UF 1,145) and hazardous material storage improvement Santa Fe (UF 250).

-       Plasco, Hazardous material storage improvement project (UF 2,396), process control equipment per line (UF 1,168) and process lighting improvements (UF 739).

-       Aguas CCU-Nestlé, IWWT plant project in Coinco (48,362 UF), hazardous material storage improvement
(UF 4,900), CO2, water and energy control equipment (UF 3,136), firefighting system improvements (UF 1,372), IWWT plant improvements (UF 441), sanitary installation improvements (UF 266), tank drain sewerage (UF 147) and emergency showers (UF 117).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

-       TCCU, water improvement project San Antonio (UF 773) and municipal regularization (UF 132).

The main disbursements of the year, detailed by projects, are the following:

Company that made the disbursement	Project	Disbursement incurred during the year
		As of December 31, 2014				As of December 31, 2013
		Expenditure	Investment	Committed amount in future periods	Estimated date completion of disbursements	Expenses	Investment
		ThCh$	ThCh$	ThCh$		ThCh$	ThCh$
CCU Chile Ltda.	Disposal of industrial solids, liquids and other residues	1,924,508	4,224,403	683,525	December 2015	1,519,954	326,647
Cía Industrial Cervecera S.A.	Disposal of industrial solids, liquids and other residues	1,847,522	85,013	162,662	June 2015	1,479,161	83,285
Cía Pisquera de Chile S.A.	Disposal of industrial solids, liquids and other residues	295,382	137,593	424,631	December 2015	222,216	745,859
Transportes CCU Ltda.	Disposal of industrial solids, liquids and other residues	297,734	12,954	9,334	December 2014	270,280	-
VSPT S.A.	Disposal of industrial solids, liquids and other residues	491,104	508,254	256,491	June 2015	399,292	71,607
Others	Disposal of industrial solids, liquids and other residues	1,076,013	1,307,335	3,727,102	December 2015	789,749	579,616

Note 37 Subsequent Events

A.   The Consolidated Financial Statements of CCU S.A. have been approved by the Board Directors on February 3, 2015.

B.  There are no others subsequent events between the closing date and the filing date of these Financial Statements (February 13, 2015) that could significantly affect their interpretation.