Form 20-F
period 2015-12-31
UNITED BREWERIES CO INC
filed 2016-04-29
CIK 888746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES                             EXCHANGE ACT OF 1934

For the fiscal year ended                         December 31, 2015

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

YES   NO X

Introduction

In this annual report on Form 20-F, all references to “we,” “us,” “Company” or “CCU” are to Compañía Cervecerías Unidas S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries. Chile is divided into regions, each of which is known by its roman number (e.g. “Region XI”). Our fiscal year ends on December 31st. The expression “last three years’’ means the years ended December 31, 2013, 2014 and 2015. Unless otherwise specified, all references to “U.S. dollars” “dollars” “USD” or “US$” are to United States dollars, and references to “Chilean pesos” “pesos” “Ch$” or “CLP” are to Chilean pesos. We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). See the notes to our consolidated financial statements included in pages F-1 through F-104 of this annual report. We use the metric system of weights and measures in calculating our operating and other data. The United States equivalent units of the most common metric units used by us are as shown below:

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

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

Selected Financial Data

The following table presents selected consolidated financial data as of and for the years ended December 31, 2015, 2014 and 2013 which has been derived from our consolidated financial statements prepared in accordance with IFRS and included elsewhere in this annual report, and as of and for the years ended December 31, 2012 and 2011 which has been derived from our consolidated financial statements prepared in accordance with IFRS and not included in this annual report. The financial data set forth below should be read in conjunction with the consolidated financial statements and related notes and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year ended December 31,
IFRS	2011	2012	2013	2014	2015
1. Income Statement Data:	(million of CLP) (1)
Net sales	969,551	1,075,690	1,197,227	1,297,966	1,498,372
Gross margin	521,689	582,603	660,530	693,429	813,296
Operating Result (2)	192,818	181,188	188,266	179,920	204,937
Other gains (losses)	3,010	-4,478	959	4,037	8,512
Net financing expenses	-7,324	-9,362	-15,830	-10,821	-15,256
Results as per adjustment units	-6,728	-5,058	-1,802	-4,159	-3,283
Foreign currency exchange differences	-1,079	-1,003	-4,292	-613	958
Income taxes	-45,196	-37,133	-34,705	-46,674	-50,115

Net income for the year:	134,802	123,977	132,905	120,792	140,526
Attributable to:
Equity holders of the Parent Company	122,752	114,433	123,036	106,238	120,808
Non-controlling interests	12,051	9,544	9,869	14,553	19,717

Basic and Diluted Income per share	385.40	359.28	370.81	287.52	326.95
Basic and Diluted Income per ADS (3)	770.80	718.57	741.61	575.04	653.90
Dividend per share (4)	192.7	179.6	166.5	161.8	163.5
Dividend per ADS in US$ (3)(4)	0.78	0.76	0.61	0.52	0.47
Weighted average shares outstanding (000)	318,503	318,503	331,806	369,503	369,503
Shares outstanding as of December 31 (000)	318,503	318,503	369,503	369,503	369,503

		Year ended December 31,
	IFRS	2011	2012	2013	2014	2015
2. Balance Sheet Data:		(Million of CLP) (1)

	Total assets	1,298,365	1,328,710	1,727,720	1,768,901	1,823,357
	Total non-current liabilities	251,026	303,662	234,347	242,070	247,144
	Total Financial debt (5)	258,969	263,997	263,251	199,853	180,901
	Capital stock	231,020	231,020	562,693	562,693	562,693
	Subtotal Equity attributable to equity holders of the parent company	568,976	613,220	988,676	1,025,588	1,057,816
	Total shareholders' equity	684,786	710,518	1,084,244	1,148,500	1,187,522
3. Other Data
	Sales volume (in millions of liters):
	Total volume	1,839.7	1,990.9	2,191.6	2,289.8	2,391.0
	Chile Operating segment(6)	1,260.4	1,384.4	1,557.0	1,621.6	1,686.5
	International Business Operating segment(7)	458.1	478.9	507.1	537.5	569.7
	Wine Operating segment (8)	121.2	127.6	127.4	130.6	134.8
(1)	Except for the number of shares outstanding, per share and per ADS amounts and sales volume.
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

Purchases and sales of foreign currencies effectuated outside the formal exchange market are carried out in the Mercado Cambiario Informal (the informal exchange market). The informal exchange market reflects the supply and demand for foreign currency. There are no limits imposed on the extent to which the rate of exchange in the informal exchange market can fluctuate above or below the observed exchange rate. On April 1, 2016 the U.S. dollar observed exchange rate relating to March 31, 2016 was CLP 669.80 per U.S. dollar.

The following table sets forth the low, high, average and period-end observed exchange rates for U.S. dollars for each of the indicated periods starting in 2011 as reported by the Central Bank of Chile. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

	Daily Observed Exchange Rate (1)
	(CLP per USD)
	Low (2)	High (2)	Average (3)	Period-end(4)

2011	455.91	533.74	483.57	519.20
2012	469.65	519.69	486.58	479.96
2013	466.50	533.95	495.53	524.61
2014	524.61	621.41	570.50	606.75
2015	597.10	715.66	654.79	710.16
October 2015	673.91	695.53	684.48	690.32
November 2015	688.94	715.66	705.00	711.20
December 2015	693.72	711.52	704.39	710.16
January 2016	710.16	730.31	721.40	710.37
February 2016	689.18	715.41	703.31	694.17
March 2016	669.80	694.82	681.02	669.80
Source: Bloomberg
(1) Historical pesos.
(2) Rates shown are the actual low and high, on a day-by-day basis for each period.
(3) For yearly data, the average of monthly average rates during the period reported, and for monthly data, the average of daily average rates during the period reported.
(4) Published on the first day after month(year) end.

The exchange rate on April 22, 2016, the latest practicable date, was CLP 666.80 per U.S. dollar.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

 Risk Factors

RISKS RELATING TO CHILE

We are substantially dependent on economic conditions in Chile, which may adversely impact the results of our operations and financial condition.

We are predominantly engaged in business in Chile. 60% of our sales revenues in 2015 was generated from our Chile Operating segment, 27% came from the International Business Operating segment, which includes Argentina, Paraguay and Uruguay, and 13% came from the Wine Operating segment. Thus, the results of our operations and financial condition are dependent to a large extent on the overall level of economic activity in Chile. The Chilean economy has experienced an average annual growth rate of 3.8% between 2010 and 2015, and 2.1% in 2015. In the past, slower economic growth in Chile has slowed down the rate of consumption of our products and adversely affected our profitability. Chile’s economic performance was affected by the disruption in the global financial markets in 2009 and catastrophic events such as earthquakes in the years 2010 and 2015. Therefore growth rates of past periods cannot be extrapolated to future performance.

Furthermore, Chile, as an emerging market economy, is more exposed to unfavorable conditions in the international markets which could have a negative impact on the demand for our products as well as products of third parties with whom we conduct business. Any combination of lower consumer confidence, disrupted global capital markets and/or reduced international economic conditions could have a negative impact on the Chilean economy and consequently on our business.

The relative liquidity and volatility of Chilean securities markets may increase the price volatility of our American Depositary Shares (“ADSs”) and adversely impact a holder’s ability to sell any shares of our common stock withdrawn from our American Depositary Receipt (“ADR”) facility.

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. For example, the Santiago Stock Exchange, which is Chile’s principal stock exchange, had a market capitalization of approximately US$ 190.6 billion as of December 31, 2015, while The New York Stock Exchange (“NYSE”) had a market capitalization of approximately US$ 24.5 trillion and the NASDAQ National Market (“NASDAQ”) had a market capitalization of approximately US$ 7.90 trillion as of the same date. In addition, the Chilean securities markets can be materially affected by developments in other emerging markets, particularly other countries in Latin America.

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

RISKS RELATING TO ARGENTINA

We have operations in Argentina, and economic conditions there have adversely affected the results of our operations in the past and may do so in the future.

We have significant assets in Argentina and we have generated significant income from our operations in this country.

As demand for alcoholic and non-alcoholic beverages is usually correlated with economic conditions prevailing in the local market, which in turn is dependent on the macroeconomic condition of the country, the financial condition and results of our operations in Argentina are, to a considerable extent, dependent upon political and economic conditions prevailing in Argentina. From 1999 through 2002, Argentina suffered a prolonged recession, which culminated in an economic crisis. Although the economic situation in Argentina has improved since the economic crisis of 2002, we have been observing a slowdown of the economy, and therefore, cannot assure you that economic conditions in Argentina will continue to improve or that our business will not be materially affected if Argentine economic conditions were to deteriorate.

The Argentine peso is subject to volatility which could adversely affect our results.

A devaluation of the Argentine peso may adversely affect our operating results. In 2015 Argentina experienced an average devaluation of the Argentine peso versus the dollar of 14% year over year. We cannot assure you that the Argentine economy will recover or that it will not face a recession, nor can we predict what effect such a recession would have on our operations in Argentina. In 2009, the Company first reported its financial statements under IFRS, using the Argentine peso as the functional currency for our Argentine subsidiaries. The results are calculated in Argentine pesos and then translated into Chilean pesos for consolidation purposes.

Argentina’s legal regime and economy are susceptible to changes that could adversely affect our Argentine operations.

The measures taken by the previous Argentine government to address the country’s economic crisis of 2002 severely affected the Argentine financial system’s stability and have had a materially negative impact on the country´s economy. Recently, the Argentine government lifted restrictions on foreign exchange transactions for obligations entered into after December 17, 2015. Restrictions on obligations entered into before December 17, 2015 will remain in effect until May 2016. If Argentina were to experience a new fiscal and economic crisis, the Argentine government could implement economic and political measures, which could adversely impact our business.

Since January 2006, the Argentine government has adopted different methods to directly and indirectly regulate the prices of various consumer goods, including bottled beer, in an effort to slow inflation. Additionally, measures taken by the previous Argentine government to control the country’s trade balance and to limit the access to foreign currencies have negatively impacted the free import of goods and royalty payments by the Company, and also the repatriation of profits. This situation has recently changed following the installation of the new government in December 2015. We cannot assure you that the current Argentine government will not implement this type of measures and that these will not have an adverse effect on our operations in Argentina.

RISKS RELATING TO OUR BUSINESS

Potential changes to Chilean tax rules may result in an increase in the prices of our products and a corresponding decline in sales volumes.

Changes such as the new Chilean tax reform (the “Tax Reform Act”) that became effective on October 1, 2014, and implemented a series of changes to the tax rates and tax policies, increasing among other things the excise tax for alcoholic and sugar-containing beverages in Chile, forced us to implement price increases for certain categories, leading to a possible decline in volume.

Furthermore, the Tax Reform Act establishes two different systems: “The Partially Integrated System” and the “Attributed Income Regime”. The "Partially Integrated System" provides for a gradual increase in the First Category Income tax rate, going from 20% to 21% for the 2014 business year, to 22.5% for the 2015 business year, to 24% for the 2016 business year, to 25.5% for the 2017 business year  and to 27% starting in the 2018 business year. The Tax Reform Act provides that corporations will apply by default the "Partially Integrated System", unless a future Extraordinary Shareholders Meeting agrees to opt for the "Attributed Income Regime”.

Implementation of these or similar future reforms that we are not aware of nor foresee, might adversely affect our business, our operating result and our financial position.

Fluctuations in the cost of our raw materials may adversely impact our profitability if we are unable to pass those costs on to our customers.

We purchase malt, rice and hops for beer, sugar for soft drinks, grapes for wine, pisco and cocktails, and packaging material from local producers or in the international market. The prices of those materials are subject to volatility caused by market conditions, and have experienced significant fluctuations over time and are determined by the global supply and demand for commodities as well as other factors, such as fluctuations in exchange rates, over which we have no control.

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

In 2005, SABMiller Plc merged with Grupo Empresarial Bavaria, a Colombian brewer with operations in Colombia, Peru, Ecuador and Panama, forming the then second-largest brewer in the world. In 2010 SABMiller Plc acquired Cervecería Argentina S.A. (“CASA Isenbeck”), the third-largest brewer in Argentina, previously subsidiary of Warsteiner Brauerei Hans Cramer GmbH & Co. (“Warsteiner”).

In March 2004, Companhia de Bebidas das Américas (“AmBev”) and Interbrew announced an agreement to merge, creating the world’s largest brewer under the name InBev. Additionally, in January 2007, AmBev assumed control of Quilmes Industrial S.A. (“Quilmes”). In Chile, Quilmes sells its beer through Cervecería Chile S.A. (“Cervecería Chile”). In November 2008 InBev and Anheuser-Busch Companies, Inc. (“Anheuser-Busch”) merged, creating Anheuser-Busch Inbev (“AB Inbev”), the worldwide leader in beer. In 2013, AB Inbev finalized the acquisition of Grupo Modelo.

During 2015 SAB Miller plc accepted an offer from AB Inbev to merge its operations. The merger has not yet been completed as it is subject to regulatory approvals. With this we face a major challenge: we are witnessing one of the largest global mergers in the history of beer and carbonated soft drinks, which will create a powerful global player, capable of producing and distributing more than 700 million hectoliters per year, with presence in more than 65 countries. We are monitoring the scope and implications of the possible regulatory restrictions to this merger in the different countries where SABMiller plc and AB Inbev currently operate, and possible consequences for our operations.

Competition in the Chilean beer market may erode our market share and lower our profitability.

Our largest competitor in the Chilean beer market by volume is Cervecería Chile. In the past, Cervecería Chile has engaged in aggressive pricing. If Cervecería Chile were to amplify its aggressive price discounting practices in the future, we cannot assure, given the current environment, that any such discounting or other competitive activities will not have a material adverse impact on our profitability or market share.

Additionally, if commercial conditions in the beer market continue to be relatively favorable in Chile, more enterprises may attempt to enter this market, either by producing beer locally or through importation. While we expect per capita beer consumption in Chile to continue to increase, mitigating the effect of competition, the entry into the market of additional competitors could erode our market share or lead to price discounting.

Our beer brands in Chile may face increased competition from other alcoholic beverages such as wine and spirits, as well as from non-alcoholic beverages, such as carbonated soft drinks.

Beer consumption in Chile may be influenced by changes in the relative price of domestic wine, spirits and/or other non-alcoholic beverages. Increases in domestic wine prices have tended to lead to increases in beer consumption, while reductions in wine prices have tended to reduce or slow the growth of beer consumption. As a result of our lower market share in the Chilean wine, spirits and soft drinks markets as compared to our market share in the Chilean beer market, we expect that our consolidated profitability could be adversely affected if beverage consumers were to shift their consumption from beer to either wine, spirits or non-alcoholic beverages.

Quilmes dominates the beer market in Argentina and we may not be able to maintain our current market share.

In Argentina we face competition from Quilmes and CASA Isenbeck, which as a result of the merger between AB Inbev and SAB Miller plc, if consummated, would become one player in the Argentine beer market. As a result of its dominant position in Argentina, Quilmes’ large size by itself enables it to benefit from economies of scale in the production and distribution of beer throughout Argentina, a position that would strengthen as a result of the merger. Therefore, we cannot assure you that we will be able to grow or maintain our current market share in the Argentine beer market.

Restrictions in the gas supply from Argentina and taxes on carbon dioxide emissions could increase our energy costs, and higher oil prices could increase our distribution expenses.

In the past, the Argentine government restricted gas exports to Chile due to domestic supply problems. This increased the operating cost of our beer plants in Chile and Argentina, and of our non-alcoholic plants in Chile. As a consequence, the Chilean government implemented a strategy to diversify the country’s energy supply. The construction in Quintero of the first plant to process imported LNG (liquefied natural gas), which started its operation in August 2009, brought relief to the energy issue. Taxes on carbon dioxide emissions in Chile will go into effect in 2017, and the cost of these taxes will most likely be passed on to energy prices. We cannot assure that the supply of energy or the cost thereof will not experience future fluctuations. Electric power costs have increased significantly in the past mainly due to hydroelectric plants having lower water reservoir levels, which was exacerbated by the absence of new installed capacity at lower costs. Increases in oil prices or unfavorable hydric conditions could reduce our margins if we are unable to improve efficiencies or increase our prices to offset them.

Changes in the labor market in the countries in which we operate may affect margins in our business.

In December 2014, the Chilean government presented to the Chilean Congress a bill for a labor reform which could result in a more rigid labor market. This reform has been approved by the Chilean Congress but is currently pending resolution by the Constitutional Court. The main elements of the labor reform are the following:

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

•         The employer's right to replace those workers participating in a strike with current or new employees while the strike is taking place is curtailed.

•         Modification of the definition of “minimum services” through “emergency teams” for which unions are obliged to provide the personnel required. These minimum services should be of a certain minimum level to prevent accidents and protect the equipment.

•         Matters that may be subject to collective bargaining agreements are expanded, allowing the negotiation of more flexible workdays, adaptable systems and others.

•         Unions may annually request from large companies information regarding the remunerations and duties associated with each category of employees.

In Argentina, the high levels of inflation could affect our salary expenses.

We depend upon the renewal of certain license agreements to maintain our current operations.

Most of our license agreements include certain conditions that must be met during their term, as well as provisions for their renewal at their expiry date. We cannot assure that such conditions will be fulfilled, and therefore that the agreements will remain in place until their expiration or that they will be renewed, or that any of these contracts will not undergo early termination. Termination of, or failure to renew our existing license agreements, could have an adverse impact on our operations.

Consolidation in the supermarket industry may affect our operations.

The Chilean supermarket industry has gone through a consolidation process, increasing the importance and purchasing power of a few supermarket chains. As a result, we may not be able to negotiate favorable prices, which may adversely affect our sales and profitability.

Additionally, and despite having insurance coverage, this supermarket chain consolidation has the effect of increasing our exposure to counterparty credit risk, given the fact that we have more exposure in the event one of these large customers fails to honor its payment obligations to us for any reason.

Dependence on a single supplier for some important raw materials.

In the case of cans, both in Chile and Argentina we purchase from a single supplier, Rexam, which has production plants in both countries. However, cans could also be imported from other Rexam plants or from alternative suppliers in the region. We have long term contracts for malt in Chile and in Argentina. We purchase one way polyethylene terephthalate resins (“PET”) from several suppliers located in China, Mexico and US and in the past we have also purchased in Argentina. While we have alternatives in procuring our supplies, if we were to experience disruptions in our supply chain we cannot assure you we will be able to obtain replacement supplies at favorable pricing or advantageous terms, which may adversely affect our results.

Water supply is essential to the development of our businesses.

Water is an essential component for beer, soft drinks, mineral and purified water. While we have adopted policies for the responsible and sustainable use of water, a failure in our water supply or contamination of our wells could negatively affect our sales and profitability.

The Chilean Congress is currently discussing a bill that provides, among others, a new regime of temporary water rights, which apply to future water rights that are granted. The bill would also introduce a system of revocation of water rights, for those not in use. This bill could undergo modifications during its discussion in the Chilean Congress. After its enactment, regulations will be required for the implementation of the new regime, which is not expected to occur during the year 2016.

The supply, production and logistics chain is key to the timely supply of our products to consumer centers.

Our supply, production and logistics chain is crucial for the delivery of our products to consumer centers. An interruption or a significant failure in this chain may negatively affect our results, if the failure is not quickly resolved. An interruption in the chain could be caused by various factors, such as strikes, riots, complaints by communities or other factors which are beyond our control.

If we are unable to protect our information systems against data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

We are increasingly dependent on information technology networks and systems, including the Internet, to process, transmit and store electronic information. In particular, we depend on our information technology infrastructure for digital marketing activities and electronic communications within the Company and with our clients, suppliers and our subsidiaries. Security breaches of this infrastructure can create system disruptions, shutdowns or unauthorized disclosure of confidential information. If we are unable to prevent such breaches, our operations could be disrupted, or we may suffer financial damage or loss because of lost or misappropriated information.

Possible regulations for labeling materials and promotion of alcoholic beverages and other food products in Chile could adversely affect us.

Currently a bill that modifies law N° 18,455 is in the third phase of being passed. The bill fixes standards for production, elaboration and commercialization of ethyl alcohol, alcoholic beverages and vinegar. The bill aims to establish restrictions on promotion material, labeling and commercialization of alcoholic beverages including warnings about the consumption of alcohol on labeling and promotion materials, restrictions in hours of promotion and prohibition of participation in sports and cultural events, among others. A regulatory change of this nature will affect our alcohol beverages portfolio and certain marketing activities.

On June 26, 2015 decree N° 13 of the Ministry of Health was published which modifies the Sanitary Food Products Regulations (DC 977 of the Ministry of Health) and enforces Law N° 20,606 of 2012 regarding the nutritional composition of food products and its promotion. Both regulations establish certain restrictions on promotion material, labeling, and commercialization of these products that have been classified as being “high” in calories or any of the defined critical nutrients, such as sodium, sugar and saturated fats. Additionally on November 13, 2015 Law N° 20,869 regarding the promotion of food products was published, restricting the time of day promotions for products high in calories or any of the defined critical nutrient can be aired on television and in the cinema.

This law will become effective as of June 27, 2016 and will affect a portion of our non-alcoholic portfolio. We are taking measures to mitigate the impact of this new law, though we cannot assure that these measures will be successful.

If further proposed bills are passed, or other regulations restricting the sale of non-alcoholic beverages or sweet snacks are enacted, this could affect consumption of our products and, as a consequence, negatively impact our business.

New environmental regulations, may negatively affect our profitability and reputation.

CCU’s operations are subject to environmental regulations at local, national and international levels. These regulations cover, among other things, emissions, noise, disposal of solid and liquid wastes, and other activities inherent to our industry In Chile a bill has been approved by the Chilean Congress that establishes a framework for waste management and extended producer responsibility, also known as the recycling law, with the objective of lowering the generation of waste of proprietary products as determined by the bill and fostering recycling of the waste.

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

Because we purchase some of our supplies at prices set in U.S. dollars, and export wine in U.S. dollars, Canadian dollars, euros and pounds, we are exposed to foreign exchange risks that may adversely affect our financial condition and the results of our operations. Therefore, any future changes in the value of the Chilean peso against said currencies would affect the revenues of our wine export business, as well as the cost of several of our raw materials, especially in the beer and soft drink businesses where prices of raw materials are indexed to the U.S dollar. The effect of the exchange rate variation on export revenues would have an opposite effect on the cost of raw materials expressed in Chilean peso terms.

Catastrophic events in the markets in which we operate could have a material adverse effect on our financial condition.

Natural disasters, climate change, terrorism, pandemics, strikes or other catastrophic events could impair our ability to manufacture, distribute or sell our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to manage such events effectively if they occur, could adversely affect our sales volume, cost of raw materials, earnings and could have a material effect on our business, operational results, and financial position.

In 2015 Chile was affected by several natural disasters, including the large floods and mudflows in several towns of the Antofagasta, Atacama and Coquimbo regions during March 2015, and an 8.4 magnitude earthquake in the northern regions of Chile, followed by a tsunami on September 17, 2015. These events did not have a significant effect on our operations.

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

RISKS RELATING TO OUR ADSs

We are controlled by one majority shareholder, whose interests may differ from those of holders of our ADSs, and this shareholder may take actions that adversely affect the value of a holder’s ADSs or common stock.

As of March 31, 2016, Inversiones y Rentas S.A. (“IRSA”) a Chilean closed corporation, directly and indirectly owned 60.0% of our shares of common stock. Accordingly, IRSA has the power to control the election of most members of our board of directors and its interests may differ from those of the holders of our ADSs. IRSA also has significant influence in determining the outcome of any corporate transaction submitted to our shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and going-private transactions. In addition, actions by IRSA with respect to the disposal of the shares of common stock that it owns, or the perception that such actions may occur, may adversely affect the trading prices of our ADSs or common stock.

Chilean economic policies, currency fluctuations, exchange controls and currency devaluations may adversely affect the price of our ADSs.

The Chilean government’s economic policies and any future changes in the value of the Chilean peso relative to the U.S. dollar could adversely affect the dollar value and the return on any investment in our ADSs. The Chilean peso has been subject to large nominal devaluations and appreciations in the past and may be subject to significant fluctuations in the future. For example, in the period from December 31, 2014 to December 31, 2015, the daily average value of the Chilean peso relative to the U.S. dollar increased by 15% in nominal terms, whereas the year end value increased by 17% based on the observed exchange rate for U.S. dollars on those dates. See “Item 3: Key Information – Selected Financial Data – Exchange Rates.”

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

Holders of our ADSs may be subject to certain risks due to the fact that holders of our ADSs do not hold shares of our common stock directly.

In order to vote at shareholders’ meetings, if a holder is not registered on the books of the ADS depositary, the holder of our ADSs is required to transfer their ADSs for a certain number of days before a shareholders’ meeting into a blocked account established for that purpose by the ADS depositary. Any ADSs transferred to this blocked account will not be available for transfer during that time. If a holder of our ADSs is registered on the books of the ADS depositary, the holder must give instructions to the ADS depositary not to transfer such holder’s ADSs during such period before the shareholders’ meeting. A holder of our ADSs must therefore receive voting materials from the ADS depositary sufficiently in advance in order to make these transfers or give these instructions. There can be no guarantee that a holder of our ADSs will receive voting materials in time to instruct the ADS depositary on how to vote. It is possible that a holder of our ADSs will not have the opportunity to exercise a right to vote at all. Additionally, a holder of our ADSs may not receive copies of all reports from us or the ADS depositary. A holder of our ADSs may have to arrange with the ADS depositary’s offices to inspect any reports issued.

In the past, Chile has imposed controls on foreign investment and repatriation of investments that affected investments in, and earnings from, our ADSs.

Equity investments in Chile by persons who are not Chilean residents have historically been subject to various exchange control regulations that restrict repatriation of investments and earnings therefrom. In April 2001, the Central Bank eliminated most of the regulations that affected foreign investors, although foreign investors still have to provide the Central Bank with information related to equity investments and must conduct such operations within the formal exchange market. Additional Chilean restrictions applicable to holders of our ADSs, the disposition of the shares underlying them, the repatriation of the proceeds from such disposition or the payment of dividends may be imposed in the future, and we cannot advise you as to the duration or impact of such restrictions if imposed. See also “Item 10: Additional Information, D. Exchange Controls”.

If for any reason, including changes in Chilean law, the depositary for our ADSs were unable to convert Chilean pesos to U.S. dollars, investors would receive dividends and other distributions, if any, in Chilean pesos.

The right of a holder of our ADSs to force us to purchase the underlying shares of our common stock pursuant to Chilean corporate law upon the occurrence of certain events may be limited.

In accordance with Chilean laws and regulations, any shareholder that votes against certain corporate actions or does not attend the meeting at which certain corporate actions are approved and communicates to the corporation their dissent in writing within the time period established by law may exercise a withdrawal right, tender their shares to the company and receive cash compensation for their shares, provided that the shareholder exercises their rights within the prescribed time periods. See “Item 10: Additional Information–Memorandum and Articles of Association–Rights, preferences and restrictions regarding shares.” In our case, the actions triggering a right of withdrawal include the approval of:

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

Because of the absence of legal precedent as to whether a shareholder that has voted both for and against a proposal, such as the depositary of our ADSs, may exercise withdrawal rights with respect to those shares voted against the proposal, there is doubt as to whether a holder of ADSs will be able to exercise withdrawal rights either directly or through the depositary for the shares of our common stock represented by their ADSs. Accordingly, for a holder of our ADSs to exercise its appraisal rights, it may be required to surrender its ADRs, withdraw the shares of our common stock represented by its ADSs, and vote the shares against the proposal.

Preemptive rights to purchase additional shares of our common stock may be unavailable to holders of our ADSs in certain circumstances and, as a result, their ownership interest in our Company may be diluted.

The Ley sobre Sociedades Anónimas N° 18,046 (“Chilean Corporations Act”) and the Reglamento de Sociedades Anónimas, require us, whenever we issue new shares for cash, to grant preemptive rights to all holders of shares of our common stock, including shares of our common stock represented by ADSs, giving those holders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. We may not be able to offer shares to holders of our ADSs pursuant to preemptive rights granted to our shareholders in connection with any future issuance of shares unless a registration statement under the Securities Act is effective with respect to those rights and shares, or an exemption from the registration requirements of the Securities Act is available.

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

To the extent that a holder of our ADSs is unable to exercise their preemptive rights because a registration statement has not been filed, the depositary will attempt to sell the holder’s preemptive rights and distribute the net proceeds of the sale, net of the depositary’s fees and expenses, to the holder, provided that a secondary market for those rights exists and a premium can be recognized over the cost of the sale. A secondary market for the sale of preemptive rights can be expected to develop if the subscription price of the shares of our common stock upon exercise of the rights is below the prevailing market price of the shares of our common stock. Nonetheless, we cannot assure you that a secondary market in preemptive rights will develop in connection with any future issuance of shares of our common stock or that if a market develops, a premium can be recognized on their sale. Amounts received in exchange for the sale or assignment of preemptive rights relating to shares of our common stock will be taxable in Chile and the United States. See “Item 10: Additional Information –Taxation– Chilean Tax Considerations –Capital Gains” and “–United States Federal IncomeTax Considerations– Taxation of Capital Gains.” If the rights cannot be sold, they will expire and a holder of our ADSs will not realize any value from the grant of the preemptive rights. In either case, the equity interest of a holder of our ADSs in us will be diluted proportionately.

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

Our principal executive offices are located at Vitacura 2670, 23rd floor, Santiago, Chile. Our telephone number in Santiago is (56-2) 2427-3000, and our website is www.ccu.cl. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19715, USA, telephone number (302) 738-6680 and fax number (302) 738-7210. The information on our website is not incorporated by reference into this document.

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

On June 18, 2013 the extraordinary shareholders’ meeting approved the issuance of 51,000,000 of ordinary shares which were registered in the Securities Registry of the Superintendency of Securities and Insurance (“SVS”) under N°980 dated July 23, 2013. On November 8, 2013 CCU successfully concluded this capital increase, the total number of shares issued pursuant to the capital increase having been subscribed and paid, raising a total amount of CLP 331,718,929,410. This capital increase, representing our third ADR offering in the international markets, was made in order to continue our expansion plan, which includes organic and inorganic growth in Chile and the surrounding region.

To increase our presence in the premium beer segment, in November 2000 we acquired a 50% stake in Cervecería Austral S.A. (“Cervecería Austral”), located in the city of Punta Arenas, with an annual production capacity of 6.1 million liters. Further, in May 2002, we acquired a 50% stake in Compañía Cervecera Kunstmann S.A. (“CCK”), located in the city of Valdivia.

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

Prior to November 1994, we independently produced, bottled and distributed carbonated and non-carbonated soft drinks in Chile. We have produced and sold soft drinks in Chile since 1902 and spirits since 2003. In November 1994, we merged our soft drink and mineral water businesses with the one owned by Buenos Aires Embotelladora S.A. (“BAESA”) in Chile (PepsiCo’s bottler in Chile at that time) creating Embotelladoras Chilenas Unidas S.A. (“ECUSA”) for the production, bottling, distribution and marketing of soft drink and mineral water products in Chile. Through ECUSA, we began producing PepsiCo brands under license (currently Pepsi, Pepsi Light, Seven Up, Seven Up Light, Mirinda, Gatorade and Lipton Ice Tea). We have had control of ECUSA since January 1998, when the shareholders agreement was amended. On November 29, 1999 we purchased 45% of ECUSA’s shares owned by BAESA for approximately CLP 54,118 million. We currently own 99.93% of ECUSA’s shares. In January 2001, ECUSA and Schweppes Holdings Ltd. signed an agreement to continue bottling Crush and Canada Dry brands. See “– Production and Marketing – Chile Operating segment.” In December 2015 CCU started to distribute Red Bull in Chile.

In October 2013, CCU, together ECUSA, executed a series of contracts and agreements with PepsiCo Inc. and affiliates, which allowed them to expand their current relationship in the non-alcoholic beverages segment with specific focus on carbonated soft drinks, as well as extending its long term duration. The performance of ECUSA as PepsiCo Inc.’s bottler has been recognized by the latter on several occasions including the award granted to ECUSA in Bangkok as Bottler of the Year for the Latin America Region. In 2014, ECUSA received the distinction of “PepsiCo Global Bottler of the Year” from over 200 bottlers worldwide.

In January 2004, we entered the sweet snacks business by means of a joint venture between our CCU Inversiones S.A. and Industria Nacional de Alimentos S.A, a subsidiary of Quiñenco, with a 50% interest each in Calaf S.A. (which has been renamed Foods Compañía de Alimentos CCU S.A., or Foods, a corporation that acquired the trademarks, assets and know-how, among other things, of Calaf S.A.I.C. and Francisca Calaf S.A., traditional Chilean candy makers, renowned for more than a century. In August 2008, Foods bought 50% of Alimentos Nutrabien S.A., a company specializing in muffins and other high quality home-made products under the brand Nutrabien. In 2007 we acquired the brand Natur, adding cereal bars to our portfolio. In 2015 we sold the brands Calaf and Natur to Empresas Carozzi S.A. (“Carozzi”), leaving Foods with only the Nutrabien brand.

In December 2006, we signed a joint venture agreement with Watt’s S.A. (“Watt’s”), a local food related company, under which, as of January 30, 2007, we participate in equal parts in Promarca S.A. (“Promarca”). This new company owns, among others, the brands “Watt’s,” “Watt’s Ice Frut,” “Yogu Yogu” and “Shake a Shake” in Chile. Promarca granted both of its shareholders (New Ecusa S.A., a subsidiary of ECUSA, and Watt´s Dos S.A, a subsidiary of Watt´s S.A), for an indefinite period, the exclusive licenses for the production and sale of the different product categories.

In December 2007, we entered into an agreement with Nestlé Chile S.A. and Nestlé Waters Chile S.A., the latter of which acquired a 20% interest in our subsidiary Aguas CCU-Nestlé Chile S.A. (“Aguas CCU”), the company through which we develop our bottled water business in Chile. As part of this new association, Aguas CCU introduced in 2008 the Nestlé Pure Life brand in Chile. Nestlé Waters Chile S.A. had a call option to increase its ownership in Aguas CCU by an additional 29.9%, which expired on June 5, 2009. On June 4, 2009 ECUSA received a notification from Nestlé Waters Chile S.A. exercising its irrevocable option to buy 29.9% of Aguas CCU equity, within the scope of the association contract. The completion of the deal represented a profit before taxes for ECUSA of CLP 24,439 million. On September 30, 2009 in extraordinary shareholders’ meetings, Aguas CCU and Nestlé Waters Chile S.A. approved the merger of Nestlé Waters Chile S.A. and Aguas CCU. The current shareholders of Aguas CCU are ECUSA (50.10%) and Nestlé Chile S.A. (49.90%).

In December 2012, Aguas CCU completed an acquisition of 51.01% of the company Manantial S.A. (“Manantial”), a Home and Office Delivery (“HOD”) business of purified water in bottles with the use of dispensers. The partnership enabled Aguas CCU to participate in a new business category. The shareholders agreement of Manantial included a call option to purchase the remaining shares. On January 29, 2016 Aguas CCU and ECUSA exercised the call option, acquiring 48.07% and 0.92% of the shares of Manantial respectively. As a consequence, Compañía Cervecerías Unidas S.A. is currently the indirect owner of 100% of the shares of Manantial, remaining as the only direct shareholders of Manantial: (i) Aguas CCU with 99.08% of the capital stock, and (ii) ECUSA with 0.92% of the capital stock.

In February 2003, we began the sale of a new product for our beverage portfolio, pisco, under the brand Ruta Norte. Pisco is a grape spirit very popular in Chile that is produced in the northern part of the country. Our pisco, at that time, was only produced in the Elqui Valley in Region IV of Chile and was sold throughout the country by our beer division sales force. In March 2005, we entered into an association with the second-largest pisco producer at that time, Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. (“Control”). This new joint venture was named Compañía Pisquera de Chile S.A. (“CPCh”), to which the companies contributed principally with assets, commercial brands and – in the case of Control – also some financial liabilities. Currently we own 80% of CPCh and Control owns the remaining 20%. In May 2007, CPCh entered the rum market with our proprietary brand Sierra Morena and later, in 2008, added new rum brand extensions and introduced various pisco based cocktails. Since 2011, our international strategy has focused on exports to Argentina, the United States and Asia, including Russia. CPCh signed a licence agreement for the commercialization and distribution in Chile of the pisco brand Bauzá. In addition, CPCh acquired 49% of the licensor company Compañía Pisquera Bauzá S.A. (“Bauza”), owner of the brand in Chile. In January 2016, CPCh sold its interest in Bauzá to Agroproductos Bauzá S.A. Furthermore, during 2011 CPCh began the distribution of Pernod Ricard products in Chile.

In December 1995, we entered into a joint venture agreement pursuant to which Anheuser-Busch Incorporated acquired a 4.4% interest in Compañía Cervecerías Unidas Argentina S.A. (“CCU Argentina”). The agreement involved two different contracts: an investment and a licensing contract. In 2008, the licensing contract was extended until 2025 and grants CCU Argentina the exclusive right to produce, package, market, sell and distribute Budweiser beer in Argentina. After subsequent capital increases, the last one in June 2008, Anheuser-Busch Incorporated reduced its interest in CCU Argentina to 4.04% and we increased our participation to 95.96%. In December 2010, our subsidiary Inversiones Invex CCU Ltda. acquired a 4.04% equity stake in CCU Argentina from Anheuser-Busch Investment, S.L. After the acquisition, CCU, through its subsidiary Inversiones Invex CCU Ltda., became the sole equity holder of CCU Argentina. This transaction had no effect on the Budweiser brand production and distribution contract which expires in 2025 (in 2015 for the distribution of the brand in Chile). Currently, CCU´s subsidiaries Inversiones Invex CCU Ltda. and Inversiones Invex CCU Dos Ltda. own 80.649% and 19.351%, respectively, of CCU Argentina´s share capital.

Through CCU Argentina, we began our expansion into Argentina by acquiring an interest in two Argentine breweries: 62.7% of the outstanding shares of Compañía Industrial Cervecera S.A. (“CICSA”), were acquired during January and February 1995 and 98.8% of the outstanding shares of Cervecería Santa Fe S.A. (“CSF”), were acquired in September 1995. In 1997, CCU Argentina increased its interest in CICSA to 97.2% and in CSF to 99.9% through the purchase of non-controlling interests. In January 1998, we decided to merge these two breweries into one company operating under the name of CICSA. Following the merger, CCU Argentina’s interest in CICSA was 99.2%. In April 1998, CCU Argentina completed the purchase of the brands and assets of Cervecería Córdoba S.A. for US$8 million. After the resolution of certain labor issues, we began the production of the Córdoba brand at our Santa Fe plant from the middle of 1998. In April 2008, we bought the Argentine brewer Inversora Cervecera S.A. (“ICSA”) after receiving the approval of the Argentine antitrust authorities. CICSA paid an aggregate amount of US$88 million to acquire ICSA. ICSA owns, among other assets, the Bieckert, Palermo and Imperial beer brands, which together represented approximately 5.8% of the Argentine beer market, and a brewery in Luján, Buenos Aires, with a nominal production capacity of 270 million liters per year. On December 27, 2010, CICSA acquired equity interests in Saénz Briones S.A. and Sidra La Victoria S.A. Through this transaction, CICSA became the controlling shareholder of these companies. These companies own the assets used in the production, packaging and marketing of cider and other spirits businesses in Argentina, which are marketed through several brands, including Sidra Real and Sidra La Victoria. In 2011, we started to export Schneider beer to Paraguay through Bebidas del Paraguay S.A (“Bebidas del Paraguay”), and in 2013 to Uruguay through Milotur S.A. (“Milotur”). In 2012 we signed an agreement by virtue of which we have the exclusive right to produce Heineken beer in Argentina and distribute it in Paraguay. In 2013 we started exporting Heineken to Uruguay through Milotur and in 2015 to Bolivia through Bebidas Bolivianas BBO S.A. (“BBO”). Together, both brands represented 2.0% of the total beer sales volume of CCU Argentina in 2015. Exports to Paraguay, Uruguay and Bolivia represented 84% of CCU Argentina’s total exports in 2015. As of June 6, 2014, CICSA reached agreements with Cervecería Modelo S. de R.L. de CV. and Anheuser-Busch LLC, for the termination of the contract which allows CICSA to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina, and the license for the production and distribution of Budweiser beer in Uruguay. CICSA received compensation in respect of these agreements in the amount of ARS 277.2 million, equivalent to US$34.2 million.

In September 2012, CCU acquired 100% of the shares of the Uruguayan companies Milotur S.A., Marzurel S.A. and Coralina S.A. and, indirectly, of Andrimar S.A., a wholly-owned subsidiary of Milotur S.A. These companies own the assets of a business developed in Uruguay that engages in the production and marketing of bottled mineral waters under the Nativa brand, and carbonated soft drinks under the Nix brand. This acquisition is in line with the Company’s strategic plan, which seeks to expand its activities into new markets. Milotur, our afilliate in Uruguay, also commercializes Schneider and Heineken beer brands, the latter due to an amendment to the trademark license agreement in force with Heineken Brouwerijen B.V.

In December 2013, CCU acquired 50.005% of Bebidas del Paraguay, and 49.959% of Distribuidora del Paraguay S.A., entering the Paraguayan market with the production, marketing and sale of non-alcoholic beverages, such as soft drinks, juices and water, and import, marketing and sale of beer, under various brands, both proprietary and under licensees and imported.

In 1994 we purchased 48.4% of the equity of the Chilean wine producer Viña San Pedro S.A. (“VSP”, today “VSPT” as described below) for approximately CLP 17,470 million. During the first half of 1995, VSPT’s capital was increased by approximately CLP 14,599 million, of which we contributed approximately CLP 7,953 million. From August through October 1997, VSPT’s capital was increased again by approximately CLP 11,872 million, of which we contributed approximately CLP 6,617 million, plus approximately CLP 191 million in additional shares bought during October 1997 in the local stock market. Furthermore, in October 1998 and during 1999, we purchased additional shares in VSPT through the local stock exchanges for an amount of approximately CLP 5,526 million. From March through June 1999, VSPT’s capital was increased by approximately CLP 17,464 million, of which we contributed approximately CLP 10,797 million. During 2000, VSPT, through its subsidiary Finca La Celia S.A. (“FLC”), acquired the winery Finca La Celia in Mendoza, Argentina, initiating its international expansion, allowing VSPT to include fine quality Argentine wines into its export product portfolio. In December 2001, Viña Santa Helena (“VSH”) created its own commercial and productive winemaking operation, distinct from its parent, VSPT, under the Viña Santa Helena label in the Colchagua Valley. Between November 2000 and March 2001, VSPT’s capital was increased by approximately CLP 22,279 million, of which we contributed approximately CLP 13,402 million. In August 2003, VSPT formed Viña Tabalí S.A., a joint venture in equal parts with Sociedad Agrícola y Ganadera Río Negro Ltda., for the production of premium wines. This winery is located in the Limarí Valley, Chile’s northernmost winemaking region, which is noted for the production of outstanding wines. In October 2004, VSPT acquired the well-known Manquehuito Pop Wine brand, a sparkling fruit-flavored wine with low alcohol content, broadening its range of products. At VSPT’s extraordinary shareholders meeting held on July 7, 2005, the shareholders voted to increase the number of board members from 7 to 9 and approved a capital increase that was to be partially used for stock option programs. During October and November 2005, VSPT’s capital was increased by approximately CLP 346 million. We did not participate in this capital increase. Viña Misiones de Rengo S.A. and Viña Urmeneta S.A. merged into Viña Valles de Chile S.A., of which the latter is the legal successor, with effect as of June 2013 and  in May 2014 Vitivinícola del Maipo S.A merged  into Viñas Orgánicas S.A., the latter being the legal successor. Additionally, in April 2015 Viña Santa Helena S.A. merged into Viña San Pedro Tarapacá S.A., pursuant to the Chilean Corporations Act, due to the fact that Viña San Pedro Tarapacá S.A. became the sole shareholder of the company for more than 10 days.

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

Between April and June 2007, VSPT’s capital was increased by approximately CLP 13,692 million, of which we contributed approximately CLP 5,311 million. On November 2008, CCU and its affiliate VSP entered into a Merger Agreement with Compañía Chilena de Fósforos and its subsidiaries Terciados y Elaboración de Maderas S.A. and Viña Tarapacá S.A. (“VT”), in order to merge VT into VSP. Under the terms of the Merger Agreement, and prior to its execution, CCU had to acquire 25% of VT’s equity. On December 3, 2008, the extraordinary shareholders’ meetings of VSP and VT approved the merger of both companies. Once all the legal requirements were fulfilled, the merger by absorption of VT by VSP was completed on December 9, 2008, with an effective date for accounting purposes of October 1, 2008. The merged company was named “Viña San Pedro Tarapacá S.A.” (VSPT), which began consolidating its financial statements with ours starting on October 1, 2008, with operations commencing on December 9, 2008. VSPT’s capital was increased, as a consequence of the merger, by issuing 15,987,878,653 shares to be exchanged for the total number of shares issued by Viña Tarapacá at a ratio of 1,480.30828 new VSPT shares per each share of the absorbed company.

In August 2011, the board of directors of VSPT agreed to spin-off Viña Valles de Chile S.A. (VDC), a corporation owned, in equal parts, by VSPT and Agrícola y Ganadero Río Negro Limitada (ARN). VDC had two major vineyards: Viña Tabalí and Viña Leyda. According to such agreement, VSPT would remain the 100% owner of Viña Leyda (whose net assets would remain within VDC) and ARN would remain the 100% owner of Viña Tabalí (whose net assets would be assigned to the spun off company). This transaction concluded on December 29, 2011, through a stock swap contract, whereby VDC became a subsidiary of VSPT that is, directly and indirectly, 100% owned by VSPT. Furthermore, in 2013, CCU, through its subsidiary CCU Inversiones S.A., increased its stake in VSPT to 64.72% by acquiring an additional stake of the outstanding shares of VSPT. As of December 2014, our total ownership interest in VSPT was 64.72%. VSPT is formed by the wineries San Pedro, Tarapacá, Santa Helena, Misiones de Rengo, Altaïr, Viña Mar, Casa Rivas, FLC, Bodega Tamarí, and Viña Valles de Chile (Viña Leyda). These are all important and renowned cellars in Chile and Argentina, each with its own distinctive brands. Since the merger, VSPT has become the second-largest Chilean wine exporter and one of the leaders in the domestic market. Furthermore, VSPT’s Viña San Pedro Tarapacá winery was awarded the “Winery of the Year 2014” distinction by Wines of Chile, as well as “Ethical Company of the Year” by Drinks Business Magazine. 2015 was a very special year for VSPT with the celebration of the 150th Anniversary of Viña San Pedro, the oldest that gave birth to the group.

On April 3, 2013, Andrónico Luksic assumed the role of Chairman of the Board, after his brother, Guillermo Luksic passed away.

On June 18, 2013 the extraordinary shareholders’ meeting approved the issuance of 51,000,000 of ordinary shares which were registered in the Securities Registry of the Superintendency of Securities and Insurance (“SVS”) under N°980 dated July 23, 2013. On November 8, 2013 CCU successfully concluded this capital increase, the total number of shares issued pursuant to the capital increase having been subscribed and paid, raising a total amount of CLP 331,718,929,410. This capital increase, representing our third ADR offering in the international markets, was made in order to continue our expansion plan, which includes organic and inorganic growth in Chile and the surrounding region.

In May 2014, CCU entered into a partnership through which it participates in the business of Bebidas Bolivianas BBO S.A. (“BBO”), which involves the production, marketing and multi-category sales of alcoholic beverages and soft drinks in Bolivia. CCU's initial stake in BBO is 34%, which was obtained by a capital injection, and which contemplates the right of CCU to acquire additional interests that would enable it to own 51% of the shares of BBO in a second stage. This transaction also includes contracts that will allow BBO to operate CCU’s brands in Bolivia. The Company has recorded this investment as joint venture and associates.

In November 2014, CCU, directly and through its subsidiary CCU Inversiones II Ltda., signed a series of contracts and agreements with the Colombian entity Postobón S.A. (“Postobón”), by which we have agreed to initiate a joint venture for the manufacturing, commercialization and distribution of beer and malt based non-alcoholic beverages in Colombia. The joint venture is established through a company named Central Cervecera de Colombia S.A.S (“Central Cervecera de Colombia”), in which CCU and Postobón participate as equal shareholders. This transaction included the following contracts and agreements: an Investment Framework Agreement, a Shareholders Agreement, a long-term logistics and distribution contract and a sales contract governing services to be provided by Postobón to the Central Cervecera de Colombia, a trademark license agreements granted to Central Cervecera de Colombia by CCU and Postobón, a shared services agreement governing services to be provided by Postobón to Central Cervecera de Colombia S.A.S, and an exclusive license granted by Heineken to Central Cervecera de Colombia S.A.S for the import, production and distribution of Heineken products in Colombia. Central Cervecera de Colombia is accounted for as a Joint venture and associates.

In November 2015, ECUSA entered into a joint operation agreement with Carozzi for the production, commercialization, and distribution of instant powder drinks under the brands Sprim, Fructus, Vivo and Caricia. This joint operation will be carried out by Bebidas Carozzi CCU SpA (“Bebidas Carozzi CCU”), of which ECUSA acquired 50% of the share capital. Carozzi will be in charge of the production of the respective products, and ECUSA will be in charge of its distribution.

CCU has launched its Strategic Plan 2016-2018, which is based on two pillars: Growth and Efficiencies, with a focus on our core categories beer and non-alcoholic beverages. We have proposed ourselves to grow profitably in all our categories and businesses, and at the same time we will seek efficiencies with determination, by executing our “ExCCelencia CCU” Program.

CAPITAL EXPENDITURES

The capital expenditure figures for the last three years shown below reconcile to the Cash Flow statement as shown in the Consolidated Statements of Cash Flows.

Our capital expenditures for the last three years were CLP 124,559 million, CLP 230,080 million and CLP 131,731 million, respectively totaling CLP 486,370 million of which CLP 228,639 million was invested in the Chile Operating segment, CLP 91,132 million in the International Business Operating segment, CLP 27,579 million in the Wine Operating segment and CLP 139,020 million in the Others Operating segment.

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

During 2014, 37% of our capital expenditure was in our Chile Operating segment. These investments were required to increase marketing assets, bottling capacity and new packaging, mostly in our soft drink and beer categories. Furthermore, we acquired an industrial site in the Santiago metropolitan area for future capacity expansions (shown under Others).

During 2015, 55% of our capital expenditure was in our Chile Operating segment. These investments were required to support the increased sales volume of our categories experienced in 2014, with investments related to increasing bottling capacity, new packaging, and marketing assets. We also needed to invest in building new warehouses and stores throughout Chile in order to optimize the distribution of our products.

Our major capital expenditures for the period 2013-2015 are shown in the following table. See “Item 5: Operating and Financial Review and Prospects –Liquidity and Capital Resources – Capital Expenditures” for the 2016-2019 period.

Operating segment		2013	2014	2015
		(CLP Millions)

Chile		70,441	85,905	72,293
	As a percentage of Total	56.6%	37.3%	54.9%
	Machinery and equipment	48,631	50,730	37,694
	Packaging	12,611	15,987	10,256
	Marketing assets	8,317	11,253	11,587
	Software and hardware	49	256	703
	Others	833	7,679	12,052

International Business		29,779	33,481	27,872
	As a percentage of Total	23.9%	14.6%	21.2%
	Machinery and equipment	14,632	11,476	10,509
	Packaging	11,438	14,070	9,114
	Marketing assets	2,617	6,122	3,987
	Software and hardware	441	512	950
	Others	650	1,301	3,312

Wine		4,840	12,686	10,053
	As a percentage of Total	3.9%	5.5%	7.6%
	Machinery and equipment	1,735	4,139	5,331
	Packaging	1,360	1,483	1,292
	Marketing assets	15	36	25
	Software and hardware	63	114	134
	Others	1,668	6,914	3,271

Others		19,498	98,008	21,514
	As a percentage of Total	15.7%	42.6%	16.3%

Total		124,559	230,080	131,731

Business Overview

Summary

CCU is a diversified beverage company operating principally in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is the largest Chilean brewer, the second-largest Chilean soft drinks producer and the largest Chilean water and nectar producer, the second-largest Argentine brewer, the second-largest Chilean wine producer and the largest pisco distributor. It also participates in the HOD, rum and confectionery industries in Chile, in the beer, water and soft drinks industries in Uruguay, and in the soft drinks, water and nectar industries and beer distribution in Paraguay and Bolivia. The Company has licensing and / or distribution agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Overseas Limited, Société des Produits Nestlé S.A., Pernod Ricard and Coors Brewing Company.

CCU reports its consolidated results pursuant to the following Operating segments, essentially defined with respect to its revenues in the geographic areas of commercial activity: Chile, International Business and Wine. Corporate revenues and expenses are presented separately within the Other Operating segment. These Operating segments mentioned are consistent with the way the Company is managed and how results will be reported by CCU. These segments reflect separate operating results which are regularly reviewed by each segment Chief Operating Decision Maker in order to make decisions about the resources to be allocated to the segment and assess its performance.

In 2015 the Committee of International Business was created, which brought together management of the business activities regarding the geographical areas Argentina, Uruguay and Paraguay. Following this, the Río de la Plata Operating segment (consisting of the business activities referred to) was renamed into the International Business Operating segment. The Committee of International Business also represents and looks after the interests associated with the investments in Bolivia and Colombia, which continue to report their results under Equity and income of JVs and associated on a consolidated basis.

We evaluate the performance of the segments based on several indicators, including OR (Operating Result), ORBDA (Operating Result Before Depreciation and Amortization), ORBDA margin (% of ORBDA of total revenues for the segment), volumes and sales revenues. Sales between segments are conducted using terms and conditions at current market rates.

Overview.

Chile Operating segment

We estimate that our weighted volume market share for the Chile Operating segment was approximately 40.0%, 40.8% and 41.5% in 2013, 2014 and 2015 respectively. Weighted volume market share includes all categories in which CCU participates excluding wines and HOD, according to Nielsen figures.

We carry a wide portfolio of products which includes premium, mainstream and convenience brands of alcoholic and non-alcoholic beer, which are primarily marketed under ten different proprietary brands and five licensed brands, with Cristal as our flagship brand in Chile. In addition, we are the exclusive producer and distributor of Heineken beer; the exclusive distributor of imported Sol beer and Budweiser beer (the latter until December 2015) and we distribute and produce Kunstmann and Austral beer in Chile via distribution or license agreements. With our four production plants in Santiago, Temuco, Valdivia (Kunstmann) and Punta Arenas (Austral), we are the only brewery in Chile with a nationwide production and distribution network.

We also produce and sell non-alcoholic beverages in Chile, which includes carbonated soft drinks (both cola and non-cola), nectars and juices, sports and energy drinks, ice tea and waters (including mineral, purified bottled water and HOD with proprietary and licensed brands across our categories. Our line of soft drink products includes proprietary brands, in addition to brands produced under license from PepsiCo (for soft drinks, functional drinks and iced teas), Schweppes Holdings (for soft drinks) and Promarca (nectars and fruit beverages), which are produced in three production plants: Santiago, Temuco and Antofagasta. We have been in the bottled mineral water business since 1960, under our two proprietary brand names, Cachantun and Porvenir, which are bottled and distributed nationally from our two natural sources located within the central region of Chile (Casablanca and Coinco). We also produce and distribute purified waters under license from Societé des Produits Nestlé S.A. and others, and distribute the imported brand Perrier. We entered in the ready-to-mix category with instant powder drinks in a joint operation with Carozzi. In the energy drinks business, we are the exclusive distributor of Red Bull energy drinks in Chile.

In 2003, we added a new product to our beverage portfolio: pisco, which is produced by our subsidiary Pisconor S.A. who entered into an association agreement in 2005 with the second-largest pisco producer in Chile, Control, creating a new subsidiary, CPCh. In May 2007, CPCh entered the rum category through our proprietary brand “Sierra Morena.” In June 2010 CPCh purchased Fehrenberg, a small, but well-recognized spirits brand produced in Chile. In July 2011 CPCh began the distribution of Pernod Ricard products (Chivas Regal, Ballantine’s, Havana Club, Beefeater and Absolut among others) through the traditional channel, which excludes supermarkets with centralized distribution. Furthermore, during December 2011, CPCh acquired 49% of Compañía Pisquera Bauzá S.A., and signed a license agreement for the commercialization and distribution of the Bauzá brand of pisco in Chile. In January 2016 CPCh sold its interest in Bauzá to Agroproductos Bauzá S.A..We operate five productive plants and own 80% of CPCh, while the remaining 20% is owned by Control.

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

International Business Operating segment

We estimate that our weighted volume market share for the International Business Operating segment was approximately 16.9%, 17.1% and 18.2% in 2013, 2014 and 2015, respectively, including Beer and ciders in Argentina according to Nielsen, and CSD and Mineral water in Uruguay according to IDRetail.

We entered the Argentine beer market in 1995 by acquiring two breweries and their brands, CICSA and CSF. Under a joint venture agreement entered into with Anheuser-Busch in 1995, we began importing, selling and distributing Budweiser beer in Argentina in March 1996. We began production and distribution of locally produced Budweiser beer in Argentina in December 1996. Additionally, in 1998, we bought the brands and assets of Cervecería Córdoba S.A. In April 2008, we bought ICSA and as a result added to our portfolio the brands Palermo, Bieckert and Imperial. In Argentina, we are the exclusive producer and distributor of Heineken, Amstel and Sol beers and the exclusive distributor in Argentina of import Kunstmann and Guinness beer brands. Additionally, we export beer under the Schneider and Heineken brands. We have beer operations located in Salta, Santa Fe and Luján.

In December 2010, CICSA, our subsidiary in Argentina, acquired control of Sáenz Briones y Cía. S.A.I.C and Sidra La Victoria S.A., entering the cider and spirits businesses in that country. These two operations are the largest in a very fragmented market and own traditional, well-recognized brands, with operating plants in Río Negro (Allen) and Buenos Aires (Pilar and Ciudadela). The most important cider and spirits brands are Real, La Victoria, Saenz Briones 1888 and in spirits, El Abuelo. In 2015 the merger by absorption of Sáenz Briones and Sidra la Victoria was executed.

In September 2012, CCU acquired 100% of the shares of the Uruguayan companies Milotur S.A., Marzurel S.A. and Coralina S.A., and indirectly Andrimar S.A., a wholly-owned subsidiary of Milotur S.A. These companies own the assets of a business developed in Uruguay engaged in the production and marketing of bottled mineral and flavored waters under the Nativa brand, and carbonated soft drinks under the Nix brand. We also import and distribute Heineken, Schneider and Kunstmann beers. In 2016 we started to produce and distribute Watt´s in Uruguay as well.

By the end of 2013, CCU acquired 50.005% of Bebidas del Paraguay and 49.959% of Distribuidora del Paraguay S.A. and entered the Paraguayan market with the production, marketing and distribution of alcoholic and non-alcoholic beverages under various brands, both proprietary and under license. Bebidas del Paraguay is the owner of the brands Pulp for carbonated soft drinks, Puro Sol for juices and La Fuente for waters, and has been granted the license to produce and distribute nectars under the Watt’s brand. Additionally, Bebidas del Paraguay S.A. has the license to distribute beer under the Heineken, Coors, Paulaner, Schneider and Kunstmann brands.

On June 6, 2014, CICSA reached agreements with Cervecería Modelo S. de R.L. de CV. and Anheuser-Busch LLC, for the termination of the contract which allows CICSA to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina, and the license for the production and distribution of Budweiser beer in Uruguay.

Wine Operating segment

Viña San Pedro Tarapacá S.A. (VSPT) produces and markets a full range of wine products for the domestic and mainly the export market, reaching over 80 countries. The weighted average volume market share was 17.6%, 18.3% and 17.9% in 2013, 2014 and 2015, respectively. In 2015 VSPT’s sales amounted to approximately 28.4% of total measured domestic industry sales by volume in Chile, according to Nielsen, and 13.5% of total Chilean wine export sales by volume, when excluding bulk wine, according to Wines of Chile Association. VSPT’s main vineyards are located in all principal viticulture Chilean valleys, including productive plants in the cities of Lontué, Molina, Isla de Maipo and also in Mendoza, Argentina.

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

Others

Comercial CCU S.A. (“Comercial CCU”) is responsible for the sale of all of the Company’s products through a unique sales force in those areas where this synergic sales model is more efficient.

Additionally, product distribution is handled by our subsidiary Transportes CCU Ltda. (“TCCU”). To the south of Coyhaique, sales and distribution are performed by Comercial Patagona S.A. In Argentina, Uruguay and Paraguay these operations are carried out by our own sales force as well as distributors.

Fabrica de Envases Plásticos S.A. (“PLASCO”), a subsidiary of CCU, produces nearly all of the returnable and non-returnable plastic bottles used by the Chile operating segment.

Joint Ventures and Associated companies

In May 2014, CCU entered the Bolivian market by means of a partnership through which it participates in the business of BBO, which is engaged in the production, marketing and multi-category sales of alcoholic beverages and non-alcoholic beverages in Bolivia. Specifically, it produces soft drinks and beer in three plants located in the cities of Santa Cruz de La Sierra and Nuestra Señora de La Paz. Since 2015 BBO has the exclusive license to import, distribute and sell Heineken beer from CICSA.

In November 2014, CCU entered into a series of contracts and agreements with Postobón, by which the parties agreed to initiate a joint agreement for the manufacturing, commercialization and distribution of beer and malt based non-alcoholic beverages in Colombia. Heineken has granted Central Cervecera de Colombia an exclusive contract for the import, production and distribution of Heineken products in Colombia.

The Beverage Market

Chile Operating segment

We estimate that annual beer consumption in Chile was 764 million liters in 2015 or approximately 43 liters per capita. The following table shows our estimates for total and per capita consumption levels for beer in Chile for the years 2011 - 2015:

Year	Total Sales Volume (1)	Per Capita
	(in millions of liters)	(liters)
2011	667	39
2012	681	39
2013	723	41
2014	745	42
2015	764	43
(1) Source: Canadean, Global Beverage Forecast of March 2016. Figures have been rounded

The four major Chilean beer manufacturers are us, Cervecería Chile, CCK and Cervecería Austral, whose principal brands of beer in Chile are Cristal, Becker, Kunstmann and Austral, respectively. In November 2000, we acquired a 50% stake in Cervecería Austral, located in the city of Punta Arenas. In October 2001, Cervecería Austral entered into a license agreement with our subsidiary Cervecera CCU Chile Limitada (“Cervecería CCU”) to produce and sell our brand Cristal, as well as any other brand owned by or licensed to Cervecería CCU in the southern part of Chile. During 2003, Cervecería Austral began the production and sale of our brands Cristal, Escudo and Dorada. In May 2002, we acquired a 50% ownership interest in CCK, a microbrewery located in the southern city of Valdivia, with an annual production capacity of 3 million liters at that time. Since June 2003, our beer division began selling Kunstmann nationwide. In November 2006, we acquired additional shares of CCK that allowed us to consolidate this subsidiary into our financial statements since that month.

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

Non-Alcoholic Beverage Sales
	Total Sales Volume (1)			liters Per Capita (1)
	(in millions of liters)
Year	Carbonated Soft Drinks	Nectar & Juices (3)	Waters(2)	Carbonated Soft Drinks	Nectar & Juices (3)	Waters(2)
2011	2,299	359	371	134	21	22
2012	2,390	426	416	137	25	24
2013	2,425	470	464	138	27	26
2014	2,345	480	500	132	27	28
2015	2,317	471	550	129	26	31
(1) Source: Canadean, Global Beverage Forecast of March 2016.
(2) Includes HOD, excludes flavored waters.
(3) Includes flavored waters.

The following table sets forth Nielsen estimates as to the percentage of total carbonated soft drinks sales in Chile, represented by each of the two principal categories of carbonated soft drinks during the last three years:

Type	2013	2014	2015

Colas	55%	55%	54%
Non-colas	45%	45%	46%
Total	100%	100%	100%

The bottled water market in Chile is comprised of both carbonated and non-carbonated mineral water, purified water and flavored water. Approximately 92% of all bottled water in Chile is processed and marketed by two entities, us and Vital Aguas S.A., a subsidiary of the two licensed companies of TCCC in Chile. Our mineral water products have been produced by ECUSA since November 1994.

Traditionally, beer, wine and pisco have been the principal alcoholic beverages consumed in Chile. Pisco is a distilled wine spirit, produced exclusively in the III and IV Regions of Chile.

The table below sets forth our estimates of Spirits consumption in Chile during each of the last five years:

Year	Total Spirits Sales Volume (1)	Spirits per Capita
	(in millions of liters)	(liters)
2011	54	3
2012	63	4
2013	68	4
2014	70	4
2015	71	4
(1) Source: Canadean, Global Beverage Forecast of March 2016.

On October 1, 2014, the Chilean Tax Reform Act became effective, bringing a series of changes to tax rates and tax schemes. There has been an increase in excise taxes for alcoholic and sugar containing beverages in Chile. The new excise taxes are as shown in the following table:

Category	Previous Tax	Current Tax
Beer	15.0%	20.5%
Wine	15.0%	20.5%
Spirits	27.0%	31.5%
Sugar containing Softdrink(1)	13.0%	18.0%
No sugar containing Softdrink(2)	13.0%	10.0%
Flavored Water	13.0%	10.0%
(1) More than 15 gr./240ml of sugar
(2) With 15 gr./240ml. or less of sugar

International Business Operating segment

The Argentine beer market is estimated by us to be almost 2.4 times the size of Chile’s. Traditionally, beer and wine have been the principal alcoholic beverages consumed in the country. We estimate that annual beer consumption in Argentina was 1,822 million liters in 2015 or approximately 42 liters per capita, reflecting a 1.2% industry decrease for 2015.

The table below sets forth our estimates of beer consumption in Argentina during each of the last five years:

	Argentina
	Total Sales Volume				liters Per Capita
	(in millions of liters)				(Liters)
Year	Beer	Functional Drinks	Spirits	Cider	Beer	Functional Drinks	Spirits	Cider
2011	1,871	96	124	85	45	2	3	2
2012	1,870	105	128	94	44	2	3	2
2013	1,844	112	129	97	43	3	3	2
2014	1,826	117	130	94	42	3	3	2
2015	1,822	120	130	95	42	3	3	2
Source: Canadean, Global Beverage Forecast of March 2016.

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

The integration of the operations of Paraguay and Uruguay are progressing in line with plans, and we are expanding our portfolio of categories of soft drinks and beer. As of 2015, we participate in the production and marketing of bottled mineral and flavored waters, carbonated soft drinks, nectars and juices; and in the distribution of beer. The tables below set forth our estimates of beer and non-alcoholic categories consumption in Uruguay and Paraguay:

	Uruguay
	Total Sales Volume				liters Per Capita
	(in millions of liters)				(liters)
Year	Beer	CSD	Nectar & Juices (2)	Water(1)	Beer	CSD	Nectar & Juices (2)	Water(1)
2011	101	389	38	219	30	115	11	65
2012	100	392	47	240	29	115	14	71
2013	99	404	52	273	29	118	15	80
2014	101	404	60	290	29	118	18	85
2015	102	394	65	300	30	115	19	88
Source: Canadean, Global Beverage Forecast of March 2016.
(1) Includes HOD, excludes flavored waters.
(2) Includes flavored waters.

	Paraguay
	Total Sales Volume				liters Per Capita
	(in millions of liters)				(liters)
Year	Beer	CSD	Nectar & Juices (2)	Water(1)	Beer	CSD	Nectar & Juices (2)	Water(1)
2011	283	518	51	182	43	79	8	28
2012	280	558	57	206	42	83	9	31
2013	283	555	60	224	42	82	9	33
2014	290	559	64	252	42	81	9	36
2015	299	553	64	267	42	79	9	38
Source: Canadean, Global Beverage Forecast of March 2016.
(1) Includes HOD, excludes flavored waters.
(2) Includes flavored waters.

Wine Operating segment

We estimate wine consumption in Chile was approximately 13 liters per capita in 2015. Given that the Chilean wine industry is fragmented, no single wine producer accounts for the majority of production and/or sales. The leading wineries include, other than VSPT, Viña Concha y Toro S.A. (“Concha y Toro”), Viña Santa Rita S.A. (“Santa Rita”) and Bodegas y Viñedos Santa Carolina S.A. (“Santa Carolina”). In addition, there are numerous medium-sized wineries, including Viña Undurraga S.A. (“Undurraga”), Cousiño Macul S.A. (“Cousiño Macul”) and Viña Montes. Chile’s formal wine market includes all wineries that sell wine products that comply with industry and tax regulations. VSPT is a member of the formal wine market, as are most other principal wineries in Chile. The informal wine market is composed of many small wine producers. The Agricultural and Livestock Service (Servicio Agrícola Ganadero, or “SAG”) is the entity in charge of wine industry regulation and principally oversees inventory records and product quality.

The following chart shows our estimates for the formal wine market and per capita consumption levels for wine in Chile for the last five years:

Year	Total Volume (1)	Per Capita
	(in millions of liters)	(liters)
2011	232	13
2012	226	13
2013	227	13
2014	225	13
2015	231	13
(1) Source: Canadean, Global Beverage Forecast of March 2016.

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

Production and Marketing.

Chile Operating segment

The production, marketing and sales of beverages in Chile generated Net sales of CLP 765,196 million, CLP 830,341 million and CLP 902,021 million, or 63.9%, 64.0% and 60.0% of our total Net sales, in 2013, 2014 and 2015, respectively. Our sales by volume in Chile increased 4.0% in 2015.

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

On April 28, 2003, through our subsidiaries Cervecería CCU and CCU Argentina, we and Heineken Brouwerijen B.V. signed license and technical assistance agreements providing us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina commencing June 18, 2003. On October 12, 2011, we signed with Heineken International B.V. the Amended and Restated versions of the Trademark License Agreements, which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina, as of January 1, 2011. These agreements have an initial term of 10 years, and shall automatically be renewed each January 1 for a new period of ten years, unless either party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires. Heineken beer is the leading brand in the premium segment, the beer segment with the highest growth in Chile in recent years.

Cristal is our principal and best selling beer brand in Chile, followed by Escudo, the second most popular beer in the country. Other relevant brands are: Royal Guard, our single, proprietary, premium brand; Morenita in the dark beers; Dorada as our convenience brand; and Lemon Stones a lemon flavored sweetened beer, with 2.5% alcohol content. From time to time, we introduce innovations in our most relevant brands. These innovations include Cristal Cer0,0°, Cristal Light, the 1.2 liter returnable bottle, Escudo Negra and Escudo Triple X, amongst others.

In October 2001, we signed a license agreement with Cervecería Austral for the production of the Austral brand by our beer division. This agreement is currently renewable for periods of two years, subject to compliance with the contract conditions. Our investment in Cervecería Austral, the production of the Austral brand by our beer division; the investment in CCK (Kunstmann is a specialty beer produced in a variety of versions); and the production of Heineken beer since June 2003, among other initiatives, are part of our strategy to increase our presence in the premium segment of the Chilean beer market.

On April 30, 2010, FEMSA announced the closing of the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group. Since then, Heineken introduced the Sol brand to its portfolio, and in 2013 we launched the Sol brand in the north of Chile as a successful test plan to compete in the imported Mexican beer segment, and in 2014 we completed the national roll out of the brand. Similar to the Heineken brand, we have an exclusive 10 year, automatically renewable license on the same terms (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given for Chile and Argentina.

During January 2015, we launched Coors and Coors Light in Chile. The license agreement with Coors Brewing Company considers after the initial termination date, the automatic renewal under the same conditions (Rolling Contract), each year for a period of 5 years, subject to the compliance with the contract conditions.

The following table shows our proprietary beer brands, brands produced under license and brands imported under license for the Chilean Market:

Premium	Mainstream	Convenience
beer brands	beer brands	beer brands
Royal Guard	Cristal	Dorada
Royal Guard Black Label	Cristal Cer0,0°
Heineken (1)	Cristal Light
Budweiser (2) (3)	Escudo
Austral (1)	Escudo Negra
Kunstmann	Escudo XXX
D'olbek	Morenita
Sol(1)	Lemon Stones
Coors(2)
Tecate(2)
Blue Moon(2)
Szot
(1) Produced under license
(2) Imported
(3) License in Chile until December 31, 2015

Our beer products sold in Chile are bottled or packaged in returnable and non-returnable bottles, aluminum cans or stainless steel kegs at our production facilities in the Chilean cities of Santiago, Temuco, Valdivia and Punta Arenas. The Temuco plant commenced production in November 1999, replacing the closed Concepción and Osorno plants.

During the last three years we sold our beer products in Chile in the following containers:

Percentage of Total Beer Products Sold
Container	2013	2014	2015

Returnable (1)	47%	44%	42%
Non-returnable (2)	50%	52%	55%
Returnable kegs (3)	3%	3%	4%
Total	100%	100%	100%

(1) Returnable beer containers include glass bottles of various sizes.
(2) Non-returnable beer containers include bottles and aluminum cans, both of assorted sizes.
(3) Returnable kegs are stainless steel containers, which have a capacity of 20, 30 and 50 liters.

The following table sets forth our beer sales volume breakdown in Chile by category, for each of the last three years:

Category	2013	2014	2015
Premium	16%	18%	20%
Mainstream	80%	78%	76%
Convenience	4%	4%	4%
Total	100%	100%	100%

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

In December 2007, we entered into an agreement with Nestlé Chile S.A. and Nestlé Waters Chile S.A., the latter of which acquired a 20% interest in our subsidiary Aguas CCU, the company that owns the assets through which we develop our bottled water business in Chile. As part of this new association, Aguas CCU produces and sells the Nestlé Pure Life brand in Chile under a license contract of the same date, with an initial term of five years, renewable for successive periods of five years if certain conditions are met. Nestlé Waters Chile S.A. had a call option to increase its ownership in Aguas CCU by an additional 29.9%, which expired on June 5, 2009. On June 4, 2009 ECUSA received the notification from Nestlé Waters Chile S.A. exercising its irrevocable option to buy 29.9% of Aguas CCU equity, within the scope of the contract. Since the conclusion of the sale, ECUSA holds 50.10% of the ownership interests of Aguas CCU. CCU owns directly or indirectly 99.93% of ECUSA’s equity.

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

Aligned with our innovation process: during 2002 we launched Bilz Light, Pap Light, Agua Tónica Light and Gatorade. In April 2003, we introduced to the market Kem Xtreme, a soft drink with a high level of caffeine. In September 2004, we launched Canada Dry Ginger Ale Light, and in October 2004, we re-launched Nobis, a traditional proprietary soft drink brand, to be used strategically against discount brands. In September 2006, we launched Canada Dry Limón Soda Light. In January 2007, we introduced two new products into the market: (i) Slice by Kem, a tropical fruit flavored soft drink, and (ii) SoBe Adrenaline Rush, an energy drink sold under the PepsiCo license. In November 2007, we entered into a new product category, ice tea, with the brand Lipton Ice Tea, produced by us under the PepsiCo license. During 2008 we introduced Watt’s Soya from Promarca (50% owned by us), and Nestlé Pure Life from Aguas CCU, a well-known purified water brand, in order to place ourselves in a leading position in the healthy foods market. In 2009, the Company introduced Mas Woman by Cachantun, a beverage made from Cachantun mineral water, in a variety of flavors, targeted towards women. In addition, in the same year, the Company began to import the renowned mineral water Perrier. In 2011 we introduced several new product offerings including Pop from Bilz and Pap, Kem Xtreme Girl, the first zero calorie energy soft drink developed specifically for women, Slice by Kem, Lipton Feel Green in two flavors and powder Gatorade. During 2014 we continued our innovation strategy launching brands like Adrenaline Red, a locally produced energy drink that replaced SoBe Adrenaline Rush, Sobe Waters and Ocean Spray (all licensed by PepsiCo), Kem Rio Guaraná and Kem Xtreme Sugar Free. In December 2015, we signed an exclusive distribution agreement with Red Bull for the sales and distribution of Red Bull energy drink products in Chile. Furthermore, in December 2015 we began a joint operation with Carozzi in order to participate in the Ready-to-mix categories with the brands Vivo, Sprim, Fructus and Caricia.

The following table shows the soft drink and water brands produced and/or sold by us through our non-alcoholic subsidiary ECUSA, during 2015:

Brand	Product	Category	Affiliation(1)
Bilz	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Bilz Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Bilz Zero	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap Light	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap Zero	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pop Candy	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem Xtreme	Soft Drink	Functional	CCU Proprietary
Kem Xtreme Sugar Free	Soft Drink	Functional	CCU Proprietary
Kem Zero	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Nobis	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Canada Dry Ginger Ale	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Ginger Ale Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Agua Tónica	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Agua Tónica Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Limón Soda	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Canada Dry Limón Soda Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Crush	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Crush Light	Soft Drink	Non-Cola Licensed	Schweppes Holdings Ltd.
Pepsi	Soft Drink	Cola Licensed	PepsiCo
Pepsi Light	Soft Drink	Cola Licensed	PepsiCo
Seven-Up	Soft Drink	Non-Cola Licensed	PepsiCo
Seven-Up Light	Soft Drink	Non-Cola Licensed	PepsiCo
Lipton Ice Tea	Ice Tea	Non-Cola Licensed	PepsiCo
Mirinda	Soft Drink	Non-Cola Licensed	PepsiCo
Gatorade	Isotonic	Functional	PepsiCo
Ocean Spray	Nectars	Licenced	Pepsico
Adrenaline Red	Energy	Licensed	PepsiCo
SOBE LIFE WATER	Functional Drink	Licensed	Pepsico
Red Bull	Energy	Licensed	Red Bull
Frugo	Soft Drink	Licensed	Promarca
Watt’s	Nectars	Licensed	Promarca
Watt’s Light	Nectars	Licensed	Promarca
Watt's Clear	Nectars	Licensed	Promarca
Cachantun	Mineral Water	Proprietary	Aguas CCU
Mas de Cachantun	Mineral Water based beverage	Proprietary	Aguas CCU
Mas Woman	Mineral Water based beverage	Proprietary	Aguas CCU
Porvenir	Mineral Water	Proprietary	Aguas CCU
Perrier	Mineral Water	Licensed	Nestlé Waters M&D
Nestlé Pure Life	Purified Water	Licensed	Société des Produits Nestlé S.A.& others
Manantial	HOD	Proprietary	Manantial
Vivo	RTM	Licensed	Bebidas Carozzi CCU
Fructus	RTM	Propietary	Bebidas Carozzi CCU
Sprim	RTM	Propietary	Bebidas Carozzi CCU
Caricia	RTM	Licensed	Bebidas Carozzi CCU

(1) CCU owns directly or indirectly 50% of Promarca and 50.1% of Aguas CCU
Aguas CCU and ECUSA own 99.08% and 0.92% of Manantial, respectively
ECUSA owns 50% of Bebidas Carozzi CCU

During the last three years, we sold our non-alcoholic beverage products in the following packaging formats:

	Carbonated Soft Drinks, Nectars and Juices			Mineral and Purified Water
Container	2013	2014	2015	2013	2014	2015
Returnable(1)	29%	28%	27%	28%	28%	28%
Non-returnable(2)	69%	70%	71%	72%	72%	72%
“Post-Mix”(3)	2%	2%	2%	-	-	-
Total	100%	100%	100%	100%	100%	100%

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

(3) Post-mix cylinders are sold specifically to on-premise locations for fountain machines.

The following table shows the sales mix of our non-alcoholic beverages by category during each of the last three years:

Category	2013	2014	2015
Colas
Licensed	16%	16%	16%
Non-colas
Proprietary	36%	36%	36%
Licensed	27%	27%	25%
Nectars
Licensed	21%	22%	23%
Soft drinks total	100%	100%	100%
Mineral water
Proprietary	66%	64%	61%
Licensed	0%	0%	0%
Purified water
Proprietary	0%	0%	0%
Licensed	7%	8%	11%
HOD	27%	28%	28%
Total Bottled Water	100%	100%	100%

The following table shows the sales mix of our non-alcoholic beverages by affiliation during each of the last three years:

Affiliation	2013	2014	2015
Soft drinks
Proprietary	26%	25%	26%
Schweppes	16%	15%	9%
PepsiCo	15%	15%	13%

Promarca (1)	16%	15%	17%

Water
Proprietary(2)	25%	27%	31%
Nestlé Waters	2%	2%	4%
Total	100%	100%	100%
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

In the rum market, our proprietary brands are Cabo Viejo in the popular-priced segment, Sierra Morena Dorado and Sierra Morena Añejo in the medium-priced segment, Sierra Morena 5 Años in the premium segment and Sierra Morena Imperial in the ultra-premium segment. Also, during 2011 CPCh began the distribution of Pernod Ricard products (Chivas Regal, Ballantine’s, Havana Club, Beefeater and Absolut among others) through the traditional channel.

During 2014, our spirits were produced at four plants which are located in Regions III and IV of Chile. The bottling process was done in the Ovalle plant bottling facility. Horcón Quemado is produced and bottled in a third-party plant.

Through CPCh we produce and market ultra-premium, premium, medium-priced and popular-priced pisco brands in Chile, as well as rum. The following table shows our principal pisco brands:

Ultra premium	Premium	Medium-priced	Medium-priced	Popular-priced
pisco brands	pisco brands	pisco brands	RTD brands	pisco brands
Control C	3RRR	Campanario	Campanario Sour	La Serena
Mistral Nobel	Mistral	Mistral Ice	Campanario Sour Light
Mistral Gran Nobel	Bauzá(1)	Bauzá Ice(1)	Campanario Pica
MOAI			Campanario Chirimoya
Horcón Quemado			Campanario Cola de Mono
Campanario Dulce de Leche
Campanario Lúcuma
Campanario Mango
Campanario Piña Colada
Ruta Sour
Ruta Sour Light
Ruta Sour Pica
Ruta Mango
Bauzá Sour(1)
Bauzá Mango(1)

(1) In January 2016 CPCh divested its interest in Compañía Pisquera Bauzá S.A.

International Business Operating segment

Our operation in International Business generated Net sales of CLP 282,435 million, CLP 299,668 million and CLP 405,714 million, representing 23.6%, 23.1% and 27.1% of our total Net sales in the last three years, respectively.

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

In November 2011, we signed an addendum to the import and distribution contract with Cervecería Modelo S.A., including a clause that specified the automatic renewal of the contract for a period of four years at the end of 2014 provided that CICSA would meet certain minimum purchases goal. In that case, the agreement would last until December 31, 2018.

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

In September 2012, CCU acquired 100% shares of the Uruguayan companies Milotur S.A., Marzurel S.A. and Coralina S.A. and indirectly Andrimar S.A., a wholly- owned subsidiary of Milotur S.A.

On November 29, 2012, CICSA and Heineken Brouwerijen B.V. signed the Trademark License Agreement which provides us with the exclusive rights to produce, sell and distribute Heineken beer in Paraguay, in force as of November 29, 2012. This agreement has an initial term of 10 years, and will be automatically renewed for a five years period unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

In 2013 the production of Budweiser beer started in Luján, in addition to Heineken which was already being brewed since 2009. Currently Santa Fe and Luján Plants produce both brands. Additionally, the production of Amstel beer was launched under the license of Amstel Brouwerijen BV, an affilliate of Heineken International.

On June 4, 2013, CICSA, Milotur and Heineken Brouwerijen B.V. signed the Trademark License Agreement which provides us with the exclusive rights to produce, sell and distribute Heineken beer in Uruguay, in force as of May 1, 2013. This agreement has an initial term of 10 years, and automatically renew on January 1 of each year for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

By the end of 2013, CCU executed various agreements and contracts with Cartes Group in Paraguay, in virtue of which acquired 50.005% of Bebidas del Paraguay (owner of productive assets and brands through which it develops the business consisting of the production, marketing and sale of non-alcoholic beverages, such as soft drinks, juices and water, and import, marketing and sale of beer, under various brands, both proprietary and under licensees and imported) and 49.959% of Distribuidora del Paraguay S.A., a company which distributes the products of the above-mentioned company.

In June 2014, CICSA reached agreements with Cervecería Modelo S. de R.L. de CV. and Anheuser-Busch LLC, for the termination of the contract which allows CICSA to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina, and the license for the production and distribution of Budweiser beer in Uruguay. CICSA received compensation in respect of these agreements in the amount of ARS 277.2 million, equivalent to USD 34.2 million.

In September 2014, CICSA began with exclusive distribution in Argentina imported Sol brand, owned by Heineken, initiating local production in November 2014. For Sol brand in Argentina, we have the license for 10 years, automatically renewable on the same terms (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.

On July 15, 2015, CICSA, BBO and Heineken Brouwerijen B.V. signed the Ancillary Trademark License Agreement which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Bolivia, in force as of January 1, 2015. This agreement has an initial term of 10 years, and will be automatically renewed for a five years period unless any party gives notice of its decision not to renew, in which case the agreement will be in force until the last renewal period expires.

Aligned with our innovation strategy, during 2015 we launched brand extensions such as Santa Fe Frost and Sol 650 in Argentina, and we pushed the one way packaging in beer in Uruguay with Schneider and Heineken, increasing our volumes in that market.

At present we produce and market premium, medium-priced and popular-priced beer brands in the International Business Operating segment, which includes Argentina, Uruguay and Paraguay. The following table shows our principal brands produced and imported under license in Argentina in 2015:

Premium	Mainstream	Convenience
beer brands	beer brands	beer brands
Heineken (1)	Budweiser (1)	Córdoba
Sol (1)	Salta	Palermo
Kunstmann (2)	Santa Fe	Bieckert
Imperial	Schneider
Amstel (1)
Guinness (2)(3)
Negra Modelo (2)(3)
Corona (2)(3)
Otro Mundo (4)

(1) Produced under license
(2) Imported
(3) Up to June 2014
(4) Up to August 2015

The following table sets forth our beer sales volume in Argentina by category during each of the last three years, including exports to other countries:

Category	Argentina
	2013	2014	2015
Premium	18%	18%	19%
Mainstream	62%	62%	62%
Convenience	20%	20%	19%
Total	100%	100%	100%

Our beer products are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans, or stainless steel kegs at our production facilities. During the last three years, we sold our beer products in Argentina, Uruguay and Paraguay in the following packaging formats:

Container	Percentage of Total Beer Sold in Argentina
	2013	2014	2015
Returnable (1)	79%	81%	76%
Non-returnable (2)	20%	18%	23%
Returnable kegs (3)	1%	1%	1%
Total	100%	100%	100%

(1) Returnable beer containers include glass bottles of various sizes.
(2) Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.
(3) Returnable kegs refer to stainless steel containers in assorted sizes.

Container	Percentage of Total Beer Sold in Uruguay
	2013	2014	2015
Returnable (1)	83%	39%	11%
Non-returnable (2)	17%	61%	89%
Total	100%	100%	100%
(1) Returnable beer containers include glass bottles of various sizes.
(2) Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.

Percentage of Total Beer Sold in Paraguay
Container	2014	2015
Returnable (1)	10%	7%
Non-returnable (2)	90%	93%
Total	100%	100%
(1) Returnable beer containers considers only litre bottles
(2) Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.

Wine Operating segment

VSPT is one of Chile’s largest producers and distributors of wine in terms of sales volume and Net sales. Our wine Operating segment sales amounted to CLP 152,255 million, CLP 172,349 million and CLP 189,515 million, or 12.7%, 13.3% and 12.6% of our total Net sales in the last three years, respectively.

VSPT is composed of seven different wineries in Chile and two in Argentina. Its principal vineyards are located in Molina, approximately 200 kilometers south of Santiago. The VSPT estate in Molina is one of the largest single-site vineyards in Chile with an area of 1,064 hectares. As of December 31, 2015, VSPT’s vineyards covered an aggregate of 4,245 hectares in Chile, distributed among 10 different plantations. The winery also has 333 hectares under long-term leases. In Argentina, we have another 379 planted hectares located in the province of Mendoza.

The following table indicates the breakdown of VSPT’s volume in the domestic and export markets, including sales from FLC and Tamarí in Argentina:

Year	Domestic Volume	Export Volume	Total Volume (1)
	(in millions of liters)
2011	60	67	127
2012	61	71	132
2013	62	70	131
2014	62	70	133
2015	62	76	138
(1) Includes bulk sales exports in Chile and Argentina

According to Nielsen, VSPT’s share by volume of Chile’s formal wine market was approximately 27.3% in 2013, 28.8% in 2014 and 28.4% in 2015. According to the Wines of Chile Association, VSPT’s share of Chile’s total wine export sales by volume was 13.1%, 13.6% and 13.5% in the last three years, respectively.

Viña San Pedro, Viña Tarapaca, Viña Leyda, Viña Santa Helena, Viña Misiones de Rengo, Viña Mar, Viña Casa Rivas and Finca La Celia and Tamarí in Argentina, produce and market premium, varietal and popular-priced wines. The principal brands are set forth below:

Brand		Icon	Premium	Varietal	Popular-Priced
Viña San Pedro
	Altaïr	X
	Sideral	X
	Cabo de Hornos	X
	Kankana del Elqui	X
	Tierras Moradas	X
	1865		X
	Castillo de Molina		X
	Épica		X
	35 South Reserva		X
	35 South			X
	Urmeneta			X
	Gato Negro			X
	Gato				X
	Manquehuito Pop Wine				X
	San Pedro Exportación				X
Viña Tarapacá
	Tarapakay	X
	Gran Reserva Etiqueta Azul	X
	Gran Reserva Etiqueta Negra		X
	Tarapacá Gran Reserva		X
	Gran Tarapacá		X
	Tarapacá Terroir		X
	Tarapacá Reserva		X
	Tarapacá Varietal			X
	León de Tarapacá			X
Viña Santa Helena
	Parras Viejas	X
	Vernus		X
	Selección del Directorio		X
	Siglo de Oro			X
	Santa Helena Varietal			X
	Alpaca			X
	Gran Vino				X
	Santa Helena				X
Viña Misiones de Rengo
	Misiones de Rengo Cuvée		X
	Misiones de Rengo Reserva		X
	Misiones de Rengo Varietal			X
Viña Mar
	Viña Mar Reserva Especial		X
	Viña Mar Reserva		X
	Viña Mar Espumanete Unique		X
	Viña Mar Espumante		X
	Charmat		X
Casa Rivas
	Casa Rivas Reserva		X
Viña Leyda
	Leyda Lot	X
	Leyda Reserva		X
	Leyda Single Vineyard		X
	La Celia Supremo	X
	La Celia		X
	La Consulta		X
	La Finca			X
Tamari
	Tamarí Zhik	X
	Tamarí Reserva		X

The following table presents our breakdown of total sales volume in thousands of liters by category of VSPT’s wines during 2015:

Category	Domestic(1)	Export(1)	Total
	(in thousands of liters)
Premium	5,737	8,187	13,924
Varietal	7,402	56,968	64,370
Popular-Priced	49,162	7,372	56,534
Bulk	151	3,024	3,175
Total	62,451	75,551	138,003
(1) Includes Finca La Celia and Tamarí

As of December 31, 2015, VSPT’s storage capacity totaled 88.8 million liters and its peak bottling and packaging capacity totaled 72,000 liters per hour.

Domestic Market. Our Chilean domestic wine is packaged in bottles, jugs, cartons, and bag-in-box containers at VSPT’s production facilities in Lontué, Molina and Isla de Maipo. The following chart shows our packaging mix for domestic wine sales for the last three years:

Container	Percentage of Total Domestic Wine Sold in Chile
	2013	2014	2015
Carton	56%	54%	51%
Glass Bottles	44%	46%	49%
Bag-in-Box	0%	0%	0%
Total	100%	100%	100%

Beer is a substitute product for wine in Chile. In addition, our wine products may also compete with other alcoholic beverages, such as spirits (mainly pisco), and with non-alcoholic beverages, such as soft drinks and juices.

The average price for our domestic wine customers was CLP 2,008 and CLP 2,065 per liter in 2014 and 2015, respectively, experiencing a growth of 2.8%. Our wine price policy is mainly determined as a consequence of four factors: a) market prices, b) change in sales mix, c) inflation rate and d) desired profit margin in relation to costs of raw materials.

Chilean Export Market. According to industry sources, exports of Chilean wine increased from approximately 43 million liters in 1990 to 877 million liters in 2015, at a compounded annual growth rate of 13%. During 2014 and 2015, Chilean wine exports reached 801 million liters and 877 million liters, respectively. We believe that Chilean wine exports have grown steadily due to their comparatively low prices and positive international image, as well as due to external factors, such as low wine production in the Northern Hemisphere in certain years.

VSPT exported from Chile 70 million liters in 2013, 70 million liters of wine in 2014, and 73 million liters of wine in 2015. During 2015, VSPT exported wine to more than 80 countries worldwide. Exports accounted for Net sales of CLP 85,730 million, CLP 102,272 million and CLP 117,450 million, in the last three years, respectively. In 2015, VSPT’s primary export markets included the United States, Japan, Brazil, Finland, Paraguay, the Netherlands and China.

Most exported wine is sold in glass bottles, except for a certain quantity of unbranded wine that is occasionally sold in bulk, as well as the amount that is sold in bag-in-box containers. The following chart shows our packaging mix for export Chilean wine volume in the last three years:

Container	Percentage of Total Export Wine Volume from Chile
	2013	2014	2015
Glass Bottles(1)	81%	85%	86%
Bulk	5%	3%	4%
Bag in box	14%	13%	10%
Total	100%	100%	100%
(1) Includes jugs.

Raw Materials and other Supplies.

The main raw materials we use are sugar, malt, rice, grapes, glass bottles, aluminum cans, PET bottles, hops and water. We purchase our sugar requirements both imported and local supply. We obtain our supply of malt through long term contracts with malt suppliers from Chile and Argentina. Rice is sourced from local and international suppliers in spot transactions. We pre-treat rice in order to ensure that it meets our standards of quality.

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

We generally purchase all of the glass bottles used in our packaging from the main local glass suppliers, Cristalerías Chile S.A. in Chile, and Rigolleau/Cattorini and Owens Illinois Argentina S.A in Argentina. During 2015, all of our requirements for aluminum cans were purchased from global suppliers, Rexam Chile S.A., Rexam Argentina S.A. and Fabricas Monterrey S.A. (“FAMOSA”), subisidiary of Crown Holdings. We obtain the labels for our products mainly from local suppliers. Plastic caps are mainly purchased from three suppliers in Chile (including PLASCO), and crowns are currently imported from Mexico.

We maintain testing facilities at each of our plants and factories where raw materials are analyzed according to our standards. Additionally, the samples are analyzed at various stages of production to ensure product quality. For example, samples of Heineken, Cristal and Budweiser beer are periodically sent to The Netherlands and to Anheuser-Busch facilities in the United States, respectively, to verify the quality of the product, samples of Nestlé Pure Life water are sent to France, and samples of Pepsi and Schweppes are analyzed by PepsiCo either at our plants or at the point of sale.

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

VSPT’s main raw materials and packaging materials are purchased and harvested grapes, purchased wine, bottles, carton containers, corks and cardboard boxes. VSPT obtained approximately 48.0% of the grapes used for export wines from its own vineyards during 2015. Of the wine sold in the domestic market, 11.6% are grapes from our vineyards. In 2015, approximately 53.0% of the wine used in domestic and export sales was purchased from ten local producers: Vinicola Patacón SPA, Agricola y Comercial Bodegas de las Mercedes Ltda, Anatolio Segundo Albornoz Vargas, Aguilera y Barrios Ltda, Vitivinicola Melior Ltda, Viñedos Errazuriz Ovalle S.A, Viñedos Gurfinkel Ltda, Juan Manuel Diaz Abasolo, Cooperativa Agrícola y Pisquera Elqui Ltda, Sociedad Agroindustrial Cerrillos Ltda, AMS Family S.A. VSPT has various alternative sources of supply, which can be used when they are attractive. VSPT’s bottles are mainly purchased from Cristalerías Chile and Verallia; however, when prices have been favorable, VSPT has purchased bottles from other local and international suppliers. Carton containers are purchased either from Tetra Pak de Chile Comercial Ltda. or from SIG Combibloc Inc. and are assembled in VSPT’s own automated packing lines.

Sales, Transportation and Distribution.

Chile Operating segment

We distribute all of our products in Chile directly to retail, supermarket and wholesale customers. This system enables us to maintain a high frequency of contact with our customers, obtain more timely and accurate marketing-related information, and maintain good working relationships with our retail customers.

After production, bottling and packaging, our beverages are either stored at one of our production facilities or transported to a network of 24 owned or leased warehouses that are located throughout Chile. Products are generally shipped from the region of production to the closest warehouse, allowing us to minimize our transportation and delivery costs.

In July 2002, Comercial Patagona Limitada began selling all of our beer products in the Chile’s Region XII. Comercial Patagona Limitada is a subsidiary of Cervecera Austral and is responsible for the sales and distribution of our products and those of Cervecera Austral in Chile’s extreme south.

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

In 2015, we had a dedicated sales force of approximately 565 salespeople, responsible for sales of our products in the territories not covered by Comercial CCU or Comercial Patagona Limitada. This sales force uses a pre-sell system, like the rest of CCU’s sales platform, and covers approximately 78,185 clients, including 26 supermarket chains, which represent 79,103 points of sales.

As of December 31, 2015, we had more than 134,363 customers in Chile for our products

None of our customers accounted for more than 2.3% of our total sales by volume, with the exception of three large supermarket chains that represented in the aggregate 26.9% of our total sales by volume. During 2015, the Chilean supermarket industry continued to consolidate, increasing the importance and purchasing power of a few supermarket chains.

Our customers make payment for our products either in cash at the time of delivery or in accordance with one of several types of credit arrangement we offer. Payment on credit sales for the Chile Operating segment are generally due 28 days from the date of delivery. Credit sales accounted for 39.2%, 40.0% and 39.8% of our sales in Chile during 2013, 2014 and 2015, respectively. Losses on credit sales in Chile have not been significant.

Beginning in October 2001, all of the warehouses and transportation companies used to store and deliver all of our products are managed on a consolidated basis by our TCCU.

We distribute our products throughout Chile to:

•         off-premises retail: small and medium-sized retail outlets, which in turn sell beer to consumers for take-out consumption;

•         on-premises retail: retail establishments such as restaurants, hotels and bars for on-premises consumption;

•         wholesalers; and

•         supermarket chains. In the last three years, the percentage mix of the above distribution channels for our products in Chile was as follows:

Percentage of Total Products Sold
Distribution Channels	2013	2014	2015
Off-premise retail	41%	41%	41%
On-premise retail	14%	10%	11%
Wholesalers	13%	14%	14%
Supermarkets	32%	35%	34%
Total	100%	100%	100%

International Business Operating segment

After production, bottling and packaging, our beer is either stored at the production facilities or transported to a network of six warehouses leased or owned by us. Beer products are generally shipped to warehouses which are located within the region in which the beer products are sold.

We have the capacity to reach 159,411 points of sale in Argentina with our direct and indirect sales force. Half of our beer in Argentina is sold and distributed through third-party sales and distribution chains. As of December 31, 2015, we had a direct sales force which sold our beer products to approximately 89,500 customers within Salta, San Juan, San Luis, Mendoza, Córdoba, Santa Fé, Rosario, the Federal Capital and its outlying metropolitan area, in addition to 78 regional and national supermarket chains throughout the country. None of our customers individually accounted for more than 3.2% of our total beer sales by volume, with the exception of Coca Cola bottlers that represented in the aggregate 19.1% of our total sales by volume.

In Argentina, though most beer is sold to wholesalers, we also sell our products to retailers and supermarket chains. In the last three years, the percentage mix of the above distribution channels for our beer products in Argentina was as follows:

Argentina
Distribution Channels	2013	2014	2015
Wholesalers	54%	50%	49%
Retailers	31%	33%	31%
Supermarkets	16%	17%	20%
Total	100%	100%	100%

Our International Business customers either make payments for our products in cash at the time of delivery or through one of our various credit arrangements. In Argentina, payment on credit sales is currently due 15 days from the date of delivery to wholesalers, and an average of 71 days of delivery to supermarkets. Credit sales in Argentina accounted for 88% of total sales during 2015, while in Uruguay and Paraguay they accounted for 95% and 38% of total sales, respectively.

Wine Operating segment

Domestic. After production, bottling, and packaging, wine is either stored at the production facilities or transported to one of our 24 warehouses located throughout Chile. VSPT wines are distributed and sold in Chile through our sales and distribution network, under the same system and payment terms as all our other products.

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

•         wholesalers; and

•         supermarket chains.

For the last three years, the percentage mix of the above distribution channels for our wine products in Chile was as follows:

Distribution Channels	2013	2014	2015
Off-premise retail	34%	34%	33%
On-premise retail	5%	5%	5%
Wholesalers	24%	22%	24%
Supermarkets	37%	39%	38%
Total	100%	100%	100%

We sell our wine products directly to approximately 7,700 customers, none of which accounted for more than 10% of our total wine sales by volume, with the exception of four supermarket chains that represented in the aggregate 33% of our total wine sales by volume. We do not maintain any long-term contractual arrangements for the sale of wine with any of our customers.

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

Seasonality

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

The following table shows our annual sales volume of beer, non-alcoholic beverages and spirits in Chile, excluding exports, by quarter in the last three years:

Seasonality Chile Operating segment

Year	Quarter	Sales Volume	% of Annual Sales Volume
		(millions of liters)

2013	1st quarter	427.3	27%
	2nd quarter	314.1	20%
	3rd quarter	341.5	22%
	4th quarter	474.2	30%
	Total	1557.0	100%

2014	1st quarter	455.5	28%
	2nd quarter	334.7	21%
	3rd quarter	354.8	22%
	4th quarter	476.6	29%
	Total	1621.6	100%

2015	1st quarter	473.8	28%
	2nd quarter	361.9	21%
	3rd quarter	366.8	22%
	4th quarter	484.0	29%
	Total	1686.5	100%

International Business Operating segment

As a result of the seasonality of the beverage industry with respect to the categories in which we participate, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth quarters (i.e., those months corresponding to the summer and holiday seasons in the region). The following table shows the annual sales volume for the International Business operating segment, including exports, during each quarter in the last three years:

Seasonality International Business Operating segment
Year	Quarter	Sales Volume(*)	% of Annual Sales Volume
		(millions of liters)

2013	1st quarter	142.4	28%
	2nd quarter	87.3	17%
	3rd quarter	109.1	22%
	4th quarter	168.3	33%
	Total	507.1	100%

2014	1st quarter	149.5	28%
	2nd quarter	96.7	18%
	3rd quarter	114.9	21%
	4th quarter	176.5	33%
	Total	537.5	100%

2015	1st quarter	154.6	27%
	2nd quarter	108.9	19%
	3rd quarter	127.3	22%
	4th quarter	179.0	31%
	Total	569.7	100%

(*) Includes Uruguay since September 2012 and Paraguay since January 2014

Geographical Markets.

Our principal beverages production facilities in Chile are located in Santiago. Santiago and the surrounding areas (referred to as the Metropolitan Region) account for approximately 40% of the population of Chile and accounted for approximately 41% of our sales in Chile by volume in 2015. We also have one additional beer and non-alcoholic production facility in Temuco and two other beer facilities, in Valdivia (Kunstmann) in Punta Arenas (Austral), all of which are located in the southern region of Chile. We also have a non-alcoholic production and bottling facility in Antofagasta. Currently most of our brands are primarily supplied and distributed from these production facilities.

The following table provides the distribution of VSPT’s exports from Chile during 2015 by geographical markets:

Market	Volume (1)	Percentage of Total Exports
	(thousands of liters)
Europe	22,973	33%
Latin America	17,238	25%
USA and Canada	8,302	12%
Asia and Oceania	21,163	30%
Total	69,676	100%
(1) Excludes bulk exports

The Metropolitan Region represented approximately 41% of total domestic sales of VSPT products by volume in 2015.

Competition.

Chile Operating segment

The beer market in Chile is driven by the competitive environment of locally produced and imported beers, promoting among other factors an estimated average industry volume growth rate of 5% over the last ten years.

Our largest competitor in the beer business is Cervecería Chile (a subsidiary of AB InBev), which commenced operations in Chile during the second half of 1991. Cervecería Chile has one production facility located in Santiago and also imports products from various beer operations abroad. They distribute their products throughout Chile using a mix of direct distribution and third party distributors.

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

The following chart shows estimates of our Chile market share for the last five years based on store audits conducted by Nielsen.

Year	Chile Operating segment Volume market share

2011	37.9%
2012	38.1%
2013	40.0%
2014	40.8%
2015	41.5%

International Business Operating segment

Since 2003, after the agreement between Quilmes and AmBev, the Argentine beer market consisted of three principal brewing groups: AmBev-Quilmes, us and CASA Isenbeck. The principal proprietary brands of these companies are Quilmes, Schneider and Isenbeck, respectively. In December 2006, ICSA, a new competitor, entered the Argentine beer market. ICSA began its operations at the former AmBev brewery in Luján producing three beer brands: Palermo, Bieckert and Imperial, which had previously belonged to Quilmes. These assets were sold by AmBev-Quilmes in response to requirements of the antitrust authorities in Argentina. In 2008, these assets were bought by CCU Argentina and subsequently merged into CICSA. In November 2010, SABMiller acquired CASA Isenbeck.

The following table shows estimates of the market share of our International Business Operating segment (including Beer and Cider (since 2011) in Argentina, CSD and Mineral Water in Uruguay) for the last five years based on ID Retail sources for Uruguay and Nielsen source for Argentina.

Year	International Business Operating segment Volume market share

2011	16.8%
2012	15.7%
2013	16.9%
2014	17.1%
2015	18.2%

Quilmes, the beer market leader in Argentina and our principal competitor, also has beer operations in Chile, Paraguay, Uruguay and Bolivia. As of December 31, 2015, Quilmes had five breweries in Argentina with an estimated total annual production capacity of 1600 million liters. Quilmes’ large size enables it to benefit from economies of scale in the production and distribution of beer throughout Argentina. In 1994, Companhia Cervejaria Brahma, one of the two largest beer producers in Brazil, commenced production at its new brewery in Luján, near Buenos Aires, which at present belongs to CCU Argentina. In addition, Warsteiner (today SABMiller), a large German brewer, commenced production at its new brewery in Zárate, also near Buenos Aires, with an annual production capacity estimated to be approximately 140 million liters. Prior to commencing production in Argentina, Companhia Cervejaria Brahma and Warsteiner competed in the Argentine market with imported beer. In July 1999, the merger of Companhia Cervejaria Brahma and Companhia Antarctica Paulista was announced, creating AmBev. This merger was finally approved in March 2000, creating one of the largest beverage producers in the world.

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

In 2010 SABMiller bought Casa Isenbeck (Isenbeck, Warsteiner and La Diosa brands) and launched Miller Genuine Draft and Miller Lite beer in Argentina.

During 2015 SAB Miller plc accepted an offer from AB Inbev to merge its operations. As a result of the merger between AB Inbev and SAB Miller plc, Quilmes and CASA Isenbeck would become one player. See “Risk Factors – Risks Relating to Our Business – Consolidation in the beer industry may impact our market share.”

Our beer brands in Argentina also face competition from other alcoholic beverages, such as wine and spirits, as well as from non-alcoholic beverages, such as soft drinks.

Wine Operating segment

The wine industry is highly competitive in both the domestic and the export markets. In Chile, VSPT competes directly against all other Chilean wineries. We believe that VSPT’s primary domestic competitors, Concha y Toro and Santa Rita, derive their relative competitive strengths from their wide portfolio of products, well-recognized brand names and established distribution networks. In 2015, Concha y Toro and Santa Rita had a market share of approximately 28.1% and 31.6%, respectively. VSPT also competes with Santa Carolina and numerous medium-sized wineries, including Undurraga and Cousiño Macul, and many small wine producers that make up Chile’s informal wine market.

Internationally, VSPT competes against Chilean producers as well as with wine producers from other parts of the world. According to information compiled by the Wineries of Chile Association, VSPT is the second-largest exporter of Chilean wines with a market share of approximately 13.5% in 2015, excluding bulk wine. Our other principal Chilean competitors, namely Concha y Toro, Santa Rita and Santa Carolina had market shares of 32.8%, 4.5% and 4.9%, respectively.

The following table shows estimates of the volume market share of our Wine Operating segment (excluding bulk wine sales) for the last five years according to Nielsen figures for domestic wine and Viñas de Chile for export figures.

Year	Wine Operating segment Volume market share

2011	16.0%
2012	17.3%
2013	17.6%
2014	18.3%
2015	17.9%

Other

Distribution Network. In Chile, we have an extensive and integrated distribution network for the sale and distribution of beer, soft drinks, mineral water, purified water, functional beverages, nectars, wine, pisco, rum, whiskey, vodka and sweet snacks products with capacity to reach approximately 134,363 points of sale. The network includes a total of 24 owned or leased warehouses and a network of independent transportation companies handled by TCCU. Sales are performed by category-specific sales forces and by Comercial CCU, which has a sales force of approximately 503 people who sell our products to approximately 46,417 customers in the northern area of Chile from Arica to Copiapó/Vallenar and in the mid-south area from Curicó/Talca through Coyhaique, except for Concepción. In the far south of Chile, in Punta Arenas, Comercial Patagona Limitada does the selling for all our products, reaching 538 customers. In the central parts of the country and in the City of Concepción, there are dedicated sales forces that focus on single lines of products. Product distribution is carried out by TCCU throughout the country or by Comercial Patagona Limitada in its territory.

In Argentina we have the capacity to reach 159,411 points of sale. Our network of sales and distribution for our products consists of six owned or leased warehouses, a direct sales force and 10 logistics operators serving approximately 89,500 customers and more than 78 supermarket chains stores. Approximately 19.1% of beer sales volume is served by two independent Coca Cola bottlers (mainly in the north and south of the country).

Plastic Bottles. Through our subsidiary PLASCO, we own and operate a plastic factory in Renca which supplies most of the pre-forms, returnable and non-returnable bottles and caps, primarily used by us in the packaging of our soft drinks and water products. Additionally, PLASCO has three blowing bottle machines in ECUSA at Santiago facilities and two in Antofagasta.

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

Government Regulation

Government Regulation in Chile

We are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in Chile. These regulations include labor laws, social security laws, public health, consumer protection, environmental laws, securities laws, and antitrust laws. In addition, regulations exist to ensure healthy and safe conditions in facilities for the production, bottling, and distribution of beverages. For a more detailed discussion of environmental laws, see “Item 4.D. Environmental Matters”.

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

Non-alcoholic beverages are also subject to the provisions of Law N° 20,606 on Nutritional Composition of Food and Advertising enacted in 2012, Decree No. 13 of Ministry of Health enacted on June 26, 2015, which amended the Food Ordinance referred to above, and Law N° 20.869 on Food Advertising, enacted on November 13, 2015, which set certain restrictions on advertising, labeling and marketing of foods that are qualified as " high" in calories or any of the defined critical nutrients, such as sodium, sugar and saturated fats.

Law N°19,937, which was enacted in February 2004, established a new structure and powers for the Sanitary Authority, and became effective on January 1, 2005 and was fully operative by February 2006. The Servicios de Salud (“Health Services”) was replaced by the Ministry of Health’s Regional Offices, which constitute the new Sanitary Authorities, and inspect plants on a regular basis, taking samples for analysis, directing the adoption of new safety procedures and applying fines and other penalties for infringement of regulations.

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

Government Regulation in Uruguay

In Uruguay, we are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in said country. As a closed corporation, our subsidiary is principally governed by Law N° 16,060, which regulates all commercial companies.

The main applicable laws are Decree 315/94 containing the National Bromatological Regulations, Code of Children and Adolescents regulating aspects related to sale and advertising of alcoholic beverages, Law No. 17,849 and its regulatory decree 260/07 regulating Integrated Packaging Management System, Mercosur Technical Regulations for labeling of packaged food, and Law N° 19,196 governing the criminal liability of employers for breach of occupational safety rules when it threatens or causes damage to the lives of workers.

Government Regulation in Paraguay

In Paraguay, Bebidas del Paraguay and Distribuidora del Paraguay S.A. are governed by Articles 1048 to 1159 of Law N° 1183/85 Civil Code and its subsequent amendments: (i) Law N° 388/94 creating detailed rules on the establishment or formation, capital and powers of the assembly of corporations and (ii) Law N° 3228/07 which, in turn, modifies N° 388/94 regarding formalities for the organization of corporations.

In addition, for the import, sale and advertising of alcoholic and non-alcoholic beverages, the corporation Bebidas del Paraguay is subject to the provisions of the Health Code Law N° 836/80, Law N° 1,333/98 on advertisement and promotion of tobacco and alcohol, Law N° 1.642/00 prohibiting the sale of alcoholic beverages to minors and its consumption on public roads, Executive Decree N° 1635/99 and Resolution of the Ministry of Public Health and Social Welfare N° 643/12 regulating aspects relating to registration of food products.

B.   Organizational Structure

Ownership Structure as of March 31, 2016

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

Quiñenco is the holding company of one of the largest and most diversified business conglomerates in Chile, with investments in various sectors of the Chilean economy. Apart from CCU, Quiñenco’s principal holdings include Banco de Chile (a leading financial institution in Chile), Invexans S.A. (the largest shareholder of the French cable producer Nexans S.A.), Tech Pack S.A. (1) (a leading manufacturer of flexible packaging in Latin America), Empresa Nacional de Energía Enex S.A. (the second-largest retail fuel distributor in Chile), Compañía Sud Americana de Vapores S.A. (main shareholder of Hapag-Lloyd A.G., one of the largest container ship operators worldwide), and Sudamericana Agencias Aéreas y Marítimas S.A. (one of the largest port operators in South America and the fourth largest tugboat operator worldwide).

Heineken, the Dutch brewer, is one of the largest brewers in the world with over 156 breweries in more than 70 countries and 73,767 employees worldwide. Heineken group’s beer volume was 188.3 million hectoliters during 2015, and its principal brands are Heineken and Amstel.

The following table provides our significant subsidiaries as of December 2015:

Subsidiaries	Country	Ownership Interest
Cervecería CCU	Chile	100.00%
CCU Argentina	Argentina	100.00%
ECUSA	Chile	99.93%
Aguas CCU-Nestlé	Chile	50.10%
VSPT	Chile	64.72%
CPCh	Chile	80.00%

(1)    On April 18, 2016, Tech Pack S.A. (“Techpack”) announced an agreement to sell its subsidiary Alusa S.A. to Amcor, the main flexible packaging manufacturer in the world. The transaction is subject to approval from Techpack’s shareholders and antitrust authorities in certain jurisdictions, among others.

C.   Property, Plants and Equipment

Set forth below is information concerning our production facilities as of December 31, 2015, all of which are owned and operated by us or our subsidiaries.

For the Chile Operating segment, we had an aggregated Supply Capacity per month1 of 334.5 million liters with a Utilized Capacity during peak month2 of 56.01%. The annual Nominal Installed Capacity for our two main businesses in Chile (beer and soft drinks) is 27.8 million hectoliters.

Our Chile Operating segment total facilities size is 587,765 square meters (total built area including warehousing logistics activities related to the production process).

Set forth below is a list of our principal production facilities.

Chile Operating segment
Plant	Type of Plant
Santiago	Beer
Santiago	Non-alcoholic beverages
Temuco	Mixed
Valdivia	Beer
Punta Arenas (1)	Beer
Antofagasta	Non-alcoholic beverages
Coinco	Non-alcoholic beverages
Casablanca	Non-alcoholic beverages
Manantial	Non-alcoholic beverages
Pisco Elqui	Spirits
Sotaquí	Spirits
Monte Patria	Spirits
Salamanca	Spirits
Ovalle	Spirits
(1) Production in the Punta Arenas facility is under licensing agreements and, accordingly, we do not consolidate this facility.

For the International Business Operating segment, we had an aggregated Supply Capacity per month of 79.1 million liters with a Utilized Capacity during peak month of 79.16%.

Our International Business Operating segment total facilities size is 232,194 square meters (total built area including warehousing logistics activities).

 1Supply Capacity per month is defined as nominal installed production capacity for the current product/packaging mix during 25 days per month and 3 shifts per day.The calculated slack (spare) capacity does not necessarily indicate real slack capacity. The real production capacity is less than the nominal installed production capacity as adjustments are required for real machinery performance, packaging mix, availability of raw materials and bottles, seasonality within the months and other factors. As a result, we believe that the peak monthly capacity utilization rates shown above understate real capacity utilization and that slack capacity is overstated.

 2Utilized Capacity During Peak Month is equal to production output as a percentage of Nominal Installed Production Capacity during our peak month for each respective plant

Set forth below is a list of our principal production facilities.

International Business Operating segment
Plant	Type of Plant
Santa Fe	Beer
Salta	Beer
Luján	Beer
Mendoza	Cider
Pilar	Cider
Ciudadela	Cider
Uruguay	Non-alcoholic beverages

For the Wine Operating segment, we had an aggregated Nominal Filing Capacity of 72,000 liters per hour and a Storage Capacity in Tanks and Barrels of 88.8 million liters. The total facilities size is 150,946 square meters.

Set forth below is a list of our principal production and storage facilities.

Wine Operating segment
Plant	Type of Plant
Molina	Wine Production
Totihue	Wine Production
Tarapacá	Wine Production
La Celia	Wine Production
Lontué	Wine Storage
Viña Mar	Wine Storage

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

Argentina

New laws and regulations have been enacted in Argentina as a result of heightened community concerns for environmental issues. Consequently, there are several statutes imposing obligations on companies regarding environmental matters at the municipal, provincial and federal levels in accordance with the General Environmental Protection Framework (Law 25,675), which establishes the Basic Environmental Protection Budgets, forming the fundamentals to develop all legislation and national environmental policy. In many cases, private entities operating public utilities such as water supply and sewage are in charge of controlling and enforcing those regulations. Examples of new laws and regulations recently enacted are: (i) the National Register of Chemical Substances (Decree 900/12), which was implemented in January 2014 and aims to improve the traceability of chemical substances by means of strict control of all chemical substances that enter or leave the industrial plant, (ii) Decree 801/2015 regarding the global system of classification and labeling of chemical products, which based on Decree 3359/2015 was implemented in April 2016 for pure substances, and will be implemented in January 2017 for mixed substances, and (iii) Law No. 26,190 the National Regime for the Use and Promotion of Renewable Sources of Energy, which was modified by Law 27,191 and regulated by Decree 531/2016, with the objective to gradually implement the Use of Renewable Sources of Energy in the plants.

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

ITEM 5: Operating and Financial Review and Prospects

Overview

CCU is a diversified beverage company operating principally in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is the largest Chilean brewer, the second-largest Chilean soft drinks producer and the largest Chilean water and nectar producer, the second-largest Argentine brewer, the second-largest Chilean wine producer and the largest pisco distributor. It also participates in the HOD, rum and confectionery industries in Chile, in the beer, water and soft drinks industries in Uruguay, and in the soft drinks, water and nectar industries and beer distribution in Paraguay and Bolivia. The Company has licensing and/or distribution agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Overseas Limited, Société des Produits Nestlé S.A., Pernod Ricard and Coors Brewing Company.

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

In 2015, we reached new historical records in sales volumes and Net sales revenues, obtaining consolidated Net sales of CLP 1,498,372 million, of which 60% was accounted for from the Chile Operating segment; 27% from the International Business Operating Segment; 13% from the Wine Operating Segment, and the remainder from sales of other products and/or consolidation eliminations. Our Net sales revenues increased 15.4% over the prior year as we increased sales of existing products and had a higher average price per product.

Circular Letter N° 856

On September 29, 2014 Act No. 20,780 was published in Chile, regarding the Tax Reform Act which introduces amendments, among others, to the income tax system. The Tax Reform Act provides that corporations will apply by default the "Partially Integrated System", unless a future extraordinary shareholders´ meeting agrees to opt for the "Attributed Income Regime”.

The difference between assets and liabilities for deferred taxes that occur as a direct effect of the increase in the First Category Income tax rate introduced by Act No. 20,780 and according to the Circular Letter N°856 (“Oficio Circular” N°856) of the SVS, has been accounted against Equity, under Retained earnings. As of September 30, 2014, the total effect registered against the Company’s Equity amounted to CLP 14,395 million.

Consequently, since December 31, 2014, in addition to the financial statements issued to comply with the rules and instructions of the SVS, the Company issues financial statements in which the adjustment caused by the application of the new tax rates in Chile to the difference in assets and liabilities for deferred taxes, is registered against income in order to comply with IFRS as issued with the IASB, the regulation required by the Securities and Exchange Commission (“SEC”).

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

The following table presents the Net sales and Operating Result, and the relevant percentage as a component of Net sales, for each of our Operating segments:

	Year Ended December 31,
	2013		2014		2015
	(in millions of CLP, except percentages)
Net sales
Chile Operating segment	765,196	63.9%	830,341	64.0%	902,021	60.2%
International Business Operating segment	282,435	23.6%	299,668	23.1%	405,714	27.1%
Wine Operating segment	152,255	12.7%	172,349	13.3%	189,515	12.6%
Other	-2,660	-0.2%	-4,391	-0.3%	1,122	0.1%
Total	1,197,227	100.0%	1,297,966	100.0%	1,498,372	100.0%

Operating Result
Chile Operating segment	147,367	78.3%	129,740	72.1%	153,924	75.1%
International Business Operating segment	26,693	14.2%	28,152	15.6%	30,266	14.8%
Wine Operating segment	12,913	6.9%	24,780	13.8%	32,533	15.9%
Other	1,292	0.7%	-2,752	-1.5%	-11,786	-5.8%
Total	188,266	100.0%	179,920	100.0%	204,937	100.0%

The following is a reconciliation of our income from operational activities, the most directly comparable IFRS measure to Operating Result for the years ended December 31, 2011, 2012, 2013, 2014 and 2015, and by Operating segment for the years ended December 31, 2013, 2014 and 2015.

	For the Years Ended December 31,

	2011	2012	2013	2014	2015
(millions of CLP)
Income from operational activities	195,828	176,710	189,225	183,957	213,449
Add (Subtract):...................................
Results Derivative Contracts...........	-2,459	4,030	-2,390	-4,153	-9,840
Marketable Securities to Fair Value	227	-92	108	103	-36
Other (1) .....................................................	-778	540	1,324	12	1,364
Exceptional Items (EI)(2)……………	-12,905	-	2,989	1,628	-
Operating Result before EI	179,913	181,188	191,255	181,548	204,937
Exceptional Items (EI)(2)……………	12,905	-	-2,989	-1,628	-
Operating Result(3)...........................	192,818	181,188	188,266	179,920	204,937
(1) Other includes items such as expenses related to capital increases, expenses related to acquisitions of new businesses, and results related to divestments of Joint Operations, among others.

(2) 2011 EI corresponds to the earthquake insurance compensation in Chile and the restructuring charges of cider business in Argentina; 2013 EI corresponds to a restructuring process of the organization which implied the early retirement of managers replaced internally, promotions and the sole and exceptional paymen of incentives to the leaving and remaining personnel; 2014 EI corresponds to the effect of CLP 1,628 million associated with restructuring processes across Operating segments

(3) After Exceptional Items

Chile Operating Segment	For the Years Ended December 31,

	2013	2014	2015
(millions of CLP)
Income from operational activities	147,020	129,704	152,466
Add (Subtract):
Results Derivative Contracts	-5	118	57
Marketable Securities to Fair Value	-	-	-
Other (1)	352	-82	1,401
Exceptional Items (EI)	780	-	-
Operating Result before EI	148,147	129,740	153,924
Exceptional Items (EI)	-780	-	-
Operating Result(2)	147,367	129,740	153,924
(1) Other includes items such as expenses related to capital increases, expenses related to acquisitions of new businesses, and results related to divestments of Joint Operations, among others.
(2) After Exceptional Items

International Business Operating Segment	For the Years Ended December 31,

	2013	2014	2015
(millions of CLP)
Income from operational activities	26,693	27,847	30,303
Add (Subtract):
Results Derivative Contracts	-	-	-
Marketable Securities to Fair Value	-	-	-
Other (1)	-	305	-37
Exceptional Items (EI)	543	1,215	-
Operating Result before EI	27,236	29,367	30,266
Exceptional Items (EI)	-543	-1,215	-
Operating Result(2)	26,693	28,152	30,266
(1) Other includes items such as expenses related to capital increases, expenses related to acquisitions of new businesses, and results related to divestments of Joint Operations, among others.
(2) After Exceptional Items

Wine Operating Segment	For the Years Ended December 31,
	2013	2014	2015
(millions of CLP)
Income from operational activities	13,246	24,559	32,838
Add (Subtract):
Results Derivative Contracts	-333	221	-305
Marketable Securities to Fair Value	-	-	-
Other (1)	-	-	-
Exceptional Items (EI)	276	-	-
Operating Result before EI	13,189	24,780	32,533
Exceptional Items (EI)	-276	-	-
Operating Result(2)	12,913	24,780	32,533
(1) Other includes items such as expenses related to capital increases, expenses related to acquisitions of new businesses, and results related to divestments of Joint Operations, among others.
(2) After Exceptional Items

Other Operating Segment	For the Years Ended December 31,
	2013	2014	2015
(millions of CLP)
Income from operational activities	2,265	1,846	-2,158
Add (Subtract):
Results Derivative Contracts	-2,052	-4,492	-9,592
Marketable Securities to Fair Value	108	103	-36
Other (1)	971	-210	-
Exceptional Items (EI)	1,390	413	-
Operating Result before EI	2,683	-2,339	-11,786
Exceptional Items (EI)	-1,390	-413	-
Operating Result(2)	1,293	-2,752	-11,786
(1) Other includes items such as expenses related to capital increases, expenses related to acquisitions of new businesses, and results related to divestments of Joint Operations, among others.
(2) After Exceptional Items

The following table presents our Income statement in millions of pesos and as a percentage of Net sales:

	Year Ended December 31,
	2013		2014		2015
	(millions of CLP, except percentages)
Net sales	1,197,227	100.00%	1,297,966	100.00%	1,498,372	100.00%
Cost of sales	-536,697	44.80%	-604,537	46.60%	-685,075	45.72%
Gross margin	660,530	55.20%	693,429	53.40%	813,297	54.28%
Other operating income/(expenses)	4,249	0.40%	23,721	1.80%	4,205	0.28%
MSD&A	-473,524	39.60%	-535,603	41.30%	-612,565	40.88%
Operating Result(1)	188,266	15.70%	179,920	13.90%	204,937	13.68%
Net financing expenses	-15,830	1.30%	-10,821	0.80%	-15,256	1.02%
Results as per adjustment units	-1,802	0.20%	-4,159	0.30%	-3,283	0.22%
Exchange rate differences	-4,292	0.40%	-613	0.00%	958	0.06%
Equity and income from joint ventures	309	0.00%	-899	0.10%	-5,228	0.35%
Other gains/(losses)	959	0.10%	4,037	0.30%	8,512	0.57%
Income before taxes	167,609	14.00%	167,465	12.90%	190,640	12.72%
Income taxes	-34,705	2.90%	-46,674	3.60%	-50,115	3.34%
Net income for the year	132,905	11.10%	120,792	9.30%	140,525	9.38%
Attributable to:
Equity Holders of Parent Company	123,036	10.30%	106,238	8.20%	120,808	8.06%
Non controlling interest	9,869	0.80%	14,553	1.10%	19,717	1.32%

FISCAL YEAR ENDED DECEMBER 31, 2015 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2014

The major occurrences of the fiscal year ended 2015 were: (a) the 15% average devaluation of the Chilean peso and the 14% average devaluation of the Argentine peso during 2015; (b) decrease in commodity prices, especially oil, aluminum and sugar; (c) the implementation of the “ExCCelencia CCU” program.

Net sales

Our Net sales were CLP 1,498,372 million in 2015 compared to CLP 1,297,966 million in 2014, representing an increase of 15.4%, primarily due to higher sales volumes and higher  average prices in all Operating segments. Net sales performance of each of our Operating segments during 2015 is described below:

Chile: Net sales increased 8.6% to CLP 902,021 million as a result of 4.0% higher sales volume coupled with 4.5% higher average prices. Higher sales volumes were fueled partially by promotional activities performed throughout the year as well as good execution at the points of sale and effective marketing campaigns, which allowed us to increase our consolidated market share and higher temperatures during the year. Average prices increased due to a higher sales mix price, coupled with price increases throughout the year.

International Business: Net sales increased 35.4% to CLP 405,714 million, due to 6.0% higher sales volumes coupled with 27.7% higher average prices. Volumes and prices in Argentina, Uruguay and Paraguay where higher in 2015 than in 2014, compensating inflation and currency devaluation in those countries.

Wine: Our Net sales of wine increased 10.0% to CLP 189,515 million in 2015, from CLP 172,349 million in 2014. The increase in Net sales was achieved due to a 3.2% higher sales volume and a 6.5% increase in average prices, mainly due to the export side of the business, which showed good performance, mainly driven by the markets in Asia and Oceania.

Cost of sales

The cost of sales consists primarily of the cost of raw materials, packaging, labor costs for production, personnel, depreciation of assets related to production, depreciation of returnable packaging, licensing fees, bottle breakage and costs of operating and maintaining plants and equipment. Our Cost of sales in 2015 was CLP 685,075 million compared to CLP 604,537 million in 2014, a 13.3% increase compared to 2014. As a percentage of Net sales, Cost of sales decreased to 45.7% in 2015 from 46.6% in 2014. The Cost of sales for our Operating segments during 2015 is described below:

Chile: The Cost of sales for our Chile Operating segment increased 9.6% to CLP 420,298 million in 2015, from CLP 383,559 million in 2014. Cost of sales as a percentage of Net sales increased to 46.6% in 2015 from 46.2% in 2014, primarily due to the 15% average currency devaluation in Chile during the year compared to last year, partially offset by lower USD denominated price of raw materials and by the results of the efficiency program “ExCCelencia CCU”.

International Business: The Cost of sales of our International Business Operating segment increased 19.5% to CLP 162,665 million in 2015, from CLP 136,175 million in 2014. Cost of sales as a percentage of Net sales decreased to 40.1% in 2015 from 45.4% in 2014. This was mainly due to the results of the efficiency program “ExCCelencia CCU” and lower raw material prices denominated in USD, offsetting the average devaluation of the currencies in the region in 2015 when compared to 2014: 14% in Argentina, 18% in Uruguay and 16% in Paraguay.

Wine: The Cost of sales for our Wine Operating segment increased 8.6% to CLP 105,956 million in 2015, from CLP 97,524 million in 2014. Cost of sales, as a percentage of Net sales, decreased from 56.6% in 2014 to 55.9% in 2015, mostly due to the excellent 2015 harvest, and the results of the efficiency program.

Gross margin

Our Gross margin increased 17.3% to CLP 813,296 million in 2015, from CLP 693,429 million in 2014. As a percentage of Net sales, Gross margin increased to 54.3% in 2015 from 53.4% in 2014.

Marketing, Selling, Distribution and Administrative Expenses

The Marketing, Selling, Distribution and Administrative expenses (“MSD&A”) primarily include advertising and promotional expenses, selling expenses, distribution costs such as product transportation costs, services provided by third parties and other administrative expenses. Our MSD&A expenses increased 14.4% to CLP 612,565 million in 2015, from CLP 535,603 million in 2014. As a percentage of Net sales, our MSD&A decreased to 40.9% in 2015 from 41.3% in 2014. The MSD&A performance of each Operating segment during 2015 is described below:

Chile: The MSD&A expenses of our Chile Operating segment increased 3.4% to CLP 328,489 million in 2015, from CLP 317,765 million in 2014. Nevertheless, as a percentage of Net sales, MSD&A decreased to 36.4% in 2015 from 38.3% in 2014, mainly due to the results of the efficiency plan “ExCCelencia CCU”.

International Business: The MSD&A of our International Business Operating segment increased 40.1% to CLP 216,099 million in 2015, from CLP 154,300 million in. As a percentage of Net sales, our MSD&A increased to 53.3% in 2015 from 51.5% in 2014, partially explained by higher marketing expenses.

Wine: The MSD&A of our Wine Operating segment increased 1.6% to CLP 51,070 million in 2015, from CLP 50,284 million in 2014. Nevertheless, MSD&A as a percentage of Net sales, decreased to 26.9% in 2015 from 29.2% in 2014.

Other Operating Income/(expenses) and Exceptional items

The Other operating income/(expenses) decreased 82.3% in 2015 to CLP 4,205 million, from CLP 23,721 million in 2014, mainly due to the CLP 18,882 million compensation received by our Argentine subsidiary CICSA in 2014, for the termination of the contract that allowed us to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina, and the license for the production and distribution of Budweiser beer in Uruguay.

Operating Result

Our Operating Result increased 13.9% to CLP 204,937 million in 2015, as compared to CLP 179,920 million in 2014 and as a percentage of Net Sales decreased from 13.9% to 13.7% in 2015. Excluding the positive one-time effect compensation of CLP 18,882 million received by our Argentine subsidiary CICSA in Q2’14 for the termination of the contract that allowed us to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina and to produce and distribute Budweiser beer in Uruguay, Operating Result increased by 27.3%, which means an EBIT margin expansion of 127 bps. The Operating Result performance of each of our Operating segments during 2015 is described below:

Chile: The Operating Result for the Chile Operating segment increased 18.6% to CLP 153,924 million due to an 8.6% increase in Net sales, partially offset by an increase of 3.4% in MSD&A expenses and an increase of 9.6% in Cost of sales. The Operating Result margin increased from 15.6% in 2014 to 17.1% in 2015.

International Business: The Operating Result for the International Business Operating segment increased 7.5% to CLP 30,266 million. The Operating Result margin decreased from 9.4% in 2014 to 7.5% for in 2015. Excluding the above mentioned one-time effect compensation, the Operating Result margin expansion was 437 bps.

Wine: The Operating result from our wine Operating segment increased 31.3% to CLP 32,533 million in 2015, from CLP 24,780 million in 2014. The Operating result margin increased from 14.4% in 2014 to 17.2% in 2015.

Net Financing Expenses

Our Net financing expenses increased 41.0% to CLP 15,256 million in 2015 as compared to CLP 10,821 million in 2014. This increase was primarily due to a lower level of Cash and cash equivalents in 2015.

Equity and income from joint ventures and associated

CCU has 50% or less participation in Cervecería Austral, Foods, BBO, Central Cervecera, and in other companies. The share of the gain/loss in the referred companies decreased to a loss of CLP 5,228 million in 2015, from a loss of CLP 899 million in 2014 mainly due to lower results in some of these joint ventures, including the divestments of the brands Calaf and Natur which generated a loss net of taxes of CLP 1,035 million.

Result as per adjustment units and Foreign currency exchange differences

The adjustment applied to our net liabilities due to Chilean inflation and foreign exchange fluctuations resulted in a net loss of CLP 2,325 million in 2015, as compared to a net loss of CLP 4,772 million in 2014. This variation is primarily due to higher foreign currency exchange differences and higher Result as per adjustment units, due to a lower inflation during 2015 compared to 2014.

Other gains (losses)

Our Other gains (losses) increased from a net gain of CLP 4,037 million in 2014 to a net gain of CLP 8,512 million in 2015. The increase mainly resulted from gains related to hedges covering foreign exchange variations on taxes.

Income taxes

Our income taxes in 2015 amounted to CLP 50,115 million, translating into an effective consolidated tax rate of 26.3%. Income taxes in 2014 amounted to CLP 46,674 million translating into an effective consolidated tax rate of 27.9%. Income tax increased by CLP 3,441 million.

Net income for the year

Our Net income in 2015 increased 16.3%, from CLP 120,792 million in 2014 to CLP 140,526 million in 2015, primarily as a result of a 13.9% increase in Operating Result.

Net income attributable to equity holders of parent

Our Net income attributable to equity holders of our parent company increased 13.7% from CLP 106,238 million in 2014 to CLP 120,808 million in 2015.

Non-controlling interests

Non-controlling interests increased from CLP 14,553 million in 2014 to CLP 19,717 million in 2015.

FISCAL YEAR ENDED DECEMBER 31, 2014 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2013

The major occurrences of the fiscal year ended 2014 were: (a) the 15% devaluation of the Chilean peso and the 48% devaluation of the Argentine peso during 2014; (b) higher marketing expenses which are consistent with our long-term strategy for developing strong brands coupled with increased distribution expenses in our Chilean operation; (c) the compensation received by our Argentine subsidiary CICSA, for the termination of the contract which allowed us to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina, and the license for the production and distribution of Budweiser beer in Uruguay; and (d) the Chilean Tax Reform Act which became effective on October 1, 2014, bringing a series of changes to tax rates and tax schemes.

Net sales

Our Net sales were CLP 1,297,966 million in 2014 compared to CLP 1,197,227 million in 2013, representing an 8.4% increase, primarily due to higher sales volumes and higher per unit prices in all Operating segments. Net sales performance of each of our Operating segments during 2014 is described below:

Chile: Net sales increased 8.5% to CLP 830,341 million as a result of 4.1% higher sales volume coupled with 4.2% higher average prices. Higher sales volumes were fueled partially by promotional activities performed throughout the year as well as good execution in the points of sale and effective marketing campaigns, which allowed us to increase our consolidated market share. Unit prices increased due to a higher sales mix, coupled with price increases throughout the year.

International Business: Net sales increased 6.1% to CLP 299,668 million due to 6.0% higher sales volumes, partially offset by 5.6% lower average prices. Volumes increased due to the contribution of 456 thousand hectoliters from the Paraguay operation.

Wine: Our Net sales of wine increased 13.2% to CLP 172,349 million in 2014, from CLP 152,255 million in 2013. The increase in sales was due to a 2.5% increase in sales volume and a 10.4% increase in average prices, mainly due to the export side of the business, which showed good performance mainly driven by Asia and Latin America exports, and the domestic business, where good execution allowed us to consolidate our leading position in value terms.

Cost of sales

The cost of sales consists primarily of the cost of raw materials, packaging, labor costs for production, personnel, depreciation of assets related to production, depreciation of returnable packaging, licensing fees, bottle breakage and costs of operating and maintaining plants and equipment. Our Cost of sales in 2014 was CLP 604,537 million compared to CLP 536,697 million in 2013, 12.6% increase from 2013. As a percentage of Net sales, Cost of sales increased to 46.6% in 2014 from 44.8% in 2013. The Cost of sales for our Operating segments during 2014 is described below:

Chile: The Cost of sales for our Chile Operating segment increased 11.7% to CLP 383,559 million in the twelve months ended December 31, 2014, from CLP 343,230 million in the twelve months ended December 31, 2013, primarily due to an increase in direct costs of 10.5% due to the 15% currency devaluation in Chile during the year, partially offset by lower commodity costs; and 14.9% higher manufacturing costs as energy and salaries rose. Cost of sales as a percentage of Net sales increased to 46.2% in the twelve months ended December 31, 2014 from 44.9% in the twelve months ended December 31, 2013.

International Business: The Cost of sales of our International Business Operating segment increased 20.2% to CLP 136,175 million in the twelve months ended December 31, 2014, from CLP 113,265 million in the twelve months ended December 31, 2013 mainly due an increase in direct costs of 27.6% due to the 48% devaluation of the Argentine peso coupled with high inflation in Argentina, which was not offset by our cost saving efforts. Cost of sales as a percentage of Net sales increased to 45.4% in the twelve months ended December 31, 2014 from 40.1% in the twelve months ended December 31, 2013.

Wine: The Cost of sales for our Wine Operating segment increased 5.0% to CLP 97,524 million in 2014, from CLP 92,864 million in 2013, mainly due to higher manufacturing costs as energy costs rose. Cost of sales, as a percentage of Net sales, decreased from 61.0% in 2013 to 56.6% in 2014, mainly due to lower input costs partially offset by a higher exchange rate.

Gross margin

Our Gross margin increased 5.0% to CLP 693,429 million in 2014, from CLP 660,530 million in 2013. As a percentage of Net sales, Gross margin decreased to 53.4% in 2014 from 55.2% in 2013.

Marketing, Selling, Distribution and Administrative Expenses

The Marketing and Selling, Distribution and Administrative expenses (“MSD&A”) primarily include advertising and promotional expenses, maintenance, distribution costs such as product transportation costs, services provided by third parties and other administrative expenses. Our MSD&A expenses increased 13.1% to CLP 535,603 million in 2014, from CLP 473,524 million in 2013. As a percentage of Net sales, our MSD&A increased to 41.3% in 2014 from 39.6% in 2013. The MSD&A performance of each Operating segment during 2014 is described below:

Chile: The MSD&A expenses of our Chile Operating segment increased 15.5% to CLP 317,765 million in the twelve months ended December 31, 2014, from CLP 275,203 million in the twelve months ended December 31, 2013. The increase in MSD&A was mainly due to higher marketing investments and distribution expenses of CLP 14,681 million and CLP 21,199 million respectively. As a percentage of Net sales, MSD&A increased to 38.3% in the twelve months ended December 31, 2014 from 36.0% in the twelve months ended December 31, 2013.

International Business: The MSD&A of our International Business Operating segment increased 7.9% to CLP 154,300 million in the twelve months ended December 31, 2014, from CLP 142,972 million in the twelve months ended December 31, 2013 due mainly to the Argentina operation. Cost saving programs were not enough to offset the increase in MSD&A due to higher marketing expenses of CLP 3,988 million and higher administrative expenses of CLP 6,516 million, all related mainly to inflationary pressures in the Argentinean operation. As a percentage of Net sales, our MSD&A increased to 51.5% in the twelve months ended December 31, 2014 from 50.6% in the twelve months ended December 31, 2013.

Wine: The MSD&A of our Wine Operating segment increased 9.2% to CLP 50,284 million in 2014, from CLP 46,036 million in 2013. This increase in MSD&A is primarily related to higher marketing expenses of CLP 2,091 million and higher distribution costs of CLP 901 million, caused by an increase in marketing to support our branding strategy. As a percentage of Net sales, our MSD&A for this segment decreased to 29.2% in the twelve month period ended December 31, 2014 from 30.2% in the twelve month period ended December 31, 2013 as higher Net sales compensated for the increase in MSD&A.

Other Operating Income/(expenses) and Exceptional items

The Other operating income/(expenses) increased in 2014 reaching CLP 23,721 million, compared to Other operating income/(expenses) of CLP 4,249 million in 2013, mainly due to the compensation received by our Argentine subsidiary CICSA, for the termination of the contract which allowed us to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina, and the license for the production and distribution of Budweiser beer in Uruguay. During 2014, we recognized as an Exceptional item the effect of CLP 1,627 million associated with restructuring processes across Operating segments.

Operating Result

Our Operating Result decreased 4.4% to CLP 179,920 million in 2014, as compared to CLP 188,266 million in 2013, mainly due to a higher cost of sales and higher expenses, partially offset by the positive one-time effect of the compensation received by our Argentine subsidiary CICSA. The Operating Result performance of each of our Operating segments during 2014 is described below:

Chile: The Operating result for the Chile Operating segment decreased 12.0% to CLP 129,740 million due to an increase of 15.5% in MSD&A expenses and an increase of 11.7% in Cost of sales as the currency devaluated and higher marketing expenses were incurred, partially offset by a 8.5% increase in Net sales. The Operating result margin decreased from 19.3% to 15.6% for the twelve months ended December 31, 2014.

International Business: The Operating result for the International Business Operating segment increased 5.5% to CLP 28,152 million due to the agreements reached with Cervecería Modelo S. de R.L. de CV. and Anheuser-Busch LLC, for the termination of the contract which allows CICSA to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina, and the license for the production and distribution of Budweiser beer in Uruguay. CICSA received in compensation for these agreements the amount of ARS 277.2 million, equivalent to US $34.2 million. The Operating result margin decreased from 9.5% to 9.4% for the twelve months ended December 31, 2014.

Wine: The Operating result from our wine Operating segment increased 91.9% to CLP 24,780 million in 2014, from CLP 12,913 million in 2013. The Operating result margin for this Operating segment increased from 8.5% to 14.4% for the twelve months ended December 31, 2014.

Net Financing Expenses

Our Net financing expenses decreased 31.6% to CLP 10,821 million in 2014 as compared to CLP 15,830 million in 2013. This decrease was primarily due to a lower level of Net financial debt in 2014.

Equity and income from joint ventures

CCU has 50% participation in both Cervecería Austral and Foods. The share of the gain/loss in the referred companies decreased to a loss of CLP 899 million in 2014, from a gain of CLP 309 million in 2013 mainly due to lower results in our joint ventures.

Result as per adjustment units and Exchange rate differences

The adjustment applied to our net liabilities due to Chilean inflation and foreign exchange fluctuations resulted in a net loss of CLP 4,772 million in 2014, as compared to a net loss of CLP 6,094 million in 2013. This variation is primarily due to higher foreign currency exchange differences partially offset by a lower Result as per adjustment units due to higher inflation during the year.

Other gains (losses)

Our Other gains increased from a net gain of CLP 959 million in 2013 to a net gain of CLP 4,037 million in 2014. The increase resulted from gains related to hedges covering foreign exchange variations on taxes.

Income taxes

Our income taxes for the twelve months ended December 31, 2014 amounted to CLP 46,674 million, translating into an effective consolidated tax rate of 27.9%. Income taxes in 2013 amounted to CLP 34,705 million translating into an effective consolidated tax rate of 20.7%. Income tax increased by CLP 11,969 million mainly due to the tax rate increase for 2014 in Chile. The effect of the new tax rate of 21%, applicable from January 1, 2014, resulted in charges of CLP 1,359 million against Income in 2014. The difference between assets and liabilities for deferred taxes which occur as a direct effect of the increase in the First Category Income tax rate introduced by Act No. 20,780, has been accounted against Net income. As of December 31, 2014, the total effect accounted against Net income was an amount of CLP 14,520 million.

Net income for the year

Our Net income for the twelve months ended December 31, 2014 decreased 9.1%, from CLP 132,905 million in 2013 to CLP 120,792 million in 2014, primarily as a result of a 4.4% decrease in Operating Result and higher Income taxes.

Net income attributable to equity holders of parent company

Our Net income attributable to equity holders of our parent company decreased 13.7% from CLP 123,036 million in 2013 to CLP 106,238 million in 2014 for the reasons explained in the preceding paragraphs.

Non-controlling interests

Non-controlling interests increased from CLP 9,869 million in 2013 to CLP 14,553 million in 2014.

Liquidity and Capital Resources

Our principal source of liquidity has been cash generated by our operating activities, which amounted to CLP 194,155 million, CLP 173,622 million and CLP 219,511 million during the years 2013, 2014 and 2015, respectively.

Our cash flow from operations and working capital are our primary sources to meet both our short-term and long-term obligations. In the opinion of our management, they are sufficient for those purposes.

The principal component of cash flows generated by operating activities in 2015 were amounts collected from clients net of payments to suppliers of CLP 649,767 million compared to CLP 532,878 million in 2014 and CLP 513,398 million in 2013.

In 2015, our cash flows from financing activities totalled outflows of CLP 82,839 million compared to outflows of CLP 132,156 million in 2014 and inflows of CLP 251,622 million in 2013. The principal components of cash flows used in financing activities consisted of dividends paid of CLP 66,147 million in 2015, including dividends paid relating to minority interests (CLP 65,316 million in 2014 and CLP 63,681 million in 2013), of the repayment of bank borrowings of CLP 54,797 million in 2015 (CLP 20,766 million in 2014 and CLP 22,344 million in 2013), partially offset by the proceeds from short-term and long-term borrowings of CLP 42,929 million in 2015 (CLP 37,366 million in 2014 and CLP 22,893 million in 2013), and other cash movement outflows of CLP 2,526 million in 2015 mainly due to the amortization of the series E bond (outflows of CLP 81,471 million in 2014 mainly due to the payment of the series I bond and CLP 3,162 million in 2013), and. Additionally, we received a net amount of CLP 326,664 million from our 2013 capital increase.

In 2015, our cash used in investment activities totalled CLP 165,810 million compared to CLP 238,970 million in 2014 and CLP 136,918 million in 2013. The principal components of cash used in investment activities in 2015 consisted of capital expenditures of CLP 131,731 million (CLP 230,080 million in 2014 and CLP 124,559 million in 2013) and payments made to acquire interests in joint ventures and to obtain control of subsidiaries or other businesses of CLP 44,084 million (CLP 15,222 million in 2014 and CLP 14,566 million in 2013).

As of December 31, 2015, we had CLP 75,485 million (CLP 131,558 million in 2014 and CLP 313,647 million in 2013) in cash, overnight deposits, bank balances, time deposits and investments in mutual funds, which do not include CLP 117,069 million (CLP 83,217 million in 2014 and CLP 95,206 million in 2013) corresponding to securities purchased under resale agreements. Indebtedness, including accrued interest, amounted to CLP 168,118 million as of December 31, 2015. Short-term indebtedness included:

• CLP 27,715 million of short-term bank borrowings

• CLP 3,155 million of bonds payable

• CLP 321 million of financial lease obligations

As of December 31, 2015, long-term indebtedness, excluding the current portion, comprised:

• CLP 48,335 million of long-term obligations to banks,

• CLP 71,353 million of long-term obligations to the public represented by bonds, and

• CLP 17,238 million of long-term financial lease obligations.

On April 2, 2009 the Company issued two series of notes for UF 3 million and UF 2 million for a total of CLP 104,188 million in order to refinance a previous loan of CLP 30,000 million and a US$ 100 million syndicated loan that matured in November 2009. The conditions of the bonds are as follows:

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

As of December 31, 2015, some of our outstanding debt instruments required that we maintain certain financial ratios. The most significant covenants required us to maintain a consolidated interest coverage ratio of Adjusted Operating Result before Depreciation and Amortization (as calculated by CCU in accordance with particular debt instruments in order to measure such instruments’ financial covenants) to interest expenses equal to or higher than 3.00 to 1.00; to maintain a consolidated leverage ratio (the ratio of adjusted liabilities to adjusted equity) equal to or lower than 1.50 to 1.00 in CCU, 1.20 to 1.00 in VSPT and 2.00 to 1.00 in CPCh; a minimum consolidated equity of CLP 312,516.75 million, of CLP 83,337.8 million in VSPT and of UF 770 thousand (CLP 19,734 million as of December 31, 2015) in CPCh; and a maximum indebtedness ratio of less than 3.00 to 1.00 from financial liabilities (bank loans, notes, and leasing obligations) to Adjusted Operating Result before Depreciation and Amortization. Furthermore, we were required to maintain a ratio of our unpledged assets over our unsecured liabilities of at least 1.2. The definition of, and calculation mechanics for, all covenants were established when we first entered into these debt instruments, and were based on Chilean GAAP, which are no longer in use since the Company adopted IFRS, as issued by the IASB. For that reason, the Company in 2010 adapted, with the consent of its creditors, these requirements to the new accounting standards and principles.

At December 31, 2015, we met all our financial debt covenants and had a consolidated interest coverage ratio of 12.40 to 1.00, a consolidated leverage ratio of 0.46 to 1.00. The consolidated adjusted equity attributable to equity holders of the parent company as of December 31, 2015 was CLP 1,118,220 million. Our ratio of unpledged assets over unsecured liabilities was 3.17.

None of our indebtedness, or that of our subsidiaries, contains any term that restricts our ability to pay dividends other than the requirement to maintain a minimum consolidated equity.

The following table summarizes debt obligations held by us as of December 31, 2015. The table presents principal payment obligations in millions of Chilean pesos by interest rate structure, financial instrument and currency, with their respective maturity dates and related weighted-average interest rates:

Interest - Bearing Debts as of December 31, 2015 - Cash
(millions of Ch$, except percentages)

			Contractual Maturity Date

Fixed Rate		Averge Int.Rate	2016	2017	2018	2019	2020	Thereafter	TOTAL
Ch$ (UF) (1)	Bonds	4.2%	5,607	7,064	7,064	7,064	7,064	64,743	98,605
Ch$ (UF) (1)	Banks	6.0%	1,884	1,682	1,646	11,210	1,270	28,871	46,563
Ch$	Banks	5.4%	6,437	18,135	1,023	1,023	1,023	-	27,640
US$	Banks	3.2%	690	-	-	-	-	-	690
Argentine pesos	Banks	24.8%	12,933	6,855	1,722	530	-	-	22,040
Uruguayan pesos	Banks	6.0%	345	851	851	-	-	-	2,047

TOTAL			27,895	34,588	12,305	19,826	9,356	93,614	197,585

Variable rate		Averge Int.Rate	2016	2017	2018	2019	2020	Thereafter	TOTAL
US$	Banks	1.6%	10,564	126	5,663	-	-	-	16,354
Argentine pesos	Banks	25.2%	1,905	1,661	1,098	805	-	-	5,469

TOTAL			12,469	1,788	6,762	805	-	-	21,823

TOTAL			40,363	36,376	19,067	20,631	9,356	93,614	219,407

(1) UF as of Dec 31, 2015

To hedge our market risks, we hold debt obligations in various currencies and enter into derivatives contracts. See “Item 11: Quantitative and Qualitative Disclosure about Market Risk.”

Our treasury policy is to invest in highly liquid financial instruments issued by first-class financial institutions. Investments are made primarily in Chilean pesos and U.S. dollars. As of December 31, 2015, we had invested CLP 149,708 million in Chilean peso related instruments.

The following table summarizes financial instruments, including time deposits and securities purchased under resale agreements (Repos), held by us as of December 31, 2015:

Short-Term Financial Instruments
(in millions of CLP)

Time deposits	32,639
Repos	117,069
Total	149,708

Capital Expenditures

Our plans for capital expenditures through the period 2016-2019(1) are displayed in the following table:

Operating segment		2016	2017	2018	2019
		(CLP Millions)

Chile		84,663	52,244	130,929	81,118
	As a percentage of Total	43.8%	38.6%	55.5%	57.1%
	Machinery and equipment	44,696	24,378	68,464	32,056
	Packaging	19,010	14,568	16,045	18,407
	Marketing assets	9,602	7,092	7,512	7,001
	Software and hardware	685	310	218	173
	Others	10,670	5,895	38,690	23,480

International Business		57,379	35,785	29,026	21,003
	As a percentage of Total	29.7%	26.5%	12.3%	14.8%
	Machinery and equipment	23,720	5,348	7,679	2,415
	Packaging	16,331	9,594	9,897	10,393
	Marketing assets	10,365	12,810	7,560	7,210
	Software and hardware	3,258	1,153	733	243
	Others	3,706	6,881	3,157	742

Wine		12,506	10,860	11,904	9,767
	As a percentage of Total	6.5%	8.0%	5.0%	6.9%
	Machinery and equipment	4,976	5,955	3,581	2,690
	Packaging	1,127	1,459	1,570	1,707
	Marketing assets	15	23	25	28
	Software and hardware	227	104	92	88
	Others	6,161	3,319	6,635	5,255

Others		38,957	36,399	63,874	30,149
	As a percentage of Total	20.1%	26.9%	27.1%	21.2%

Total		193,505	135,289	235,731	142,037

(1)     Updated April 5, 2016

During the years 2016 through 2019, we plan to make capital expenditures mainly to adapt, update and increase production capacity, installing new packaging lines, enhancing environmental protection, optimizing our distribution system and warehouse facilities, investing in additional returnable bottles and crates to replace obsolete inventories, adapting to new packaging formats and supporting industry volume growth. Capital expenditures are also directed to improving management information systems and making additional investments in marketing assets.

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

Contractual Obligations

The following table summarizes our known contractual obligations as of December 31, 2015:

			Payments due by period
			(in million of CLP)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-Term Debt Obligations (1)	183,882	38,858	52,733	27,548	64,743
Capital Lease Obligations (2)	35,526	1,506	2,710	2,439	28,871
Operating Lease Obligations (3)	213,064	82,677	51,603	25,204	53,580
Purchase Obligations (4)	535,576	144,657	210,398	126,396	54,126
Total	968,048	267,697	317,444	181,587	201,320

(1) Includes interest.
(2) Includes our obligations to lease our headquarters building (see Note 27 to the financial statements).
(3) includes real state property, vineyards and warehouse leases, as well as marketing contracts.
(4) Includes raw material purchase contracts.

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

In May 2005, we entered into a technical assistance agreement with Heineken Technical Services B.V. (currently Heineken Supply Chain B.V.) for certain operational aspects of our breweries, with an initial term of one year, renewable for subsequent periods of one year each. See “Item 6: Directors, Senior Management and Employees” and “Item 7: Major Shareholders and Related Party Transactions.”

The license agreement between CCU Argentina and Anheuser-Busch, signed in 1995, as amended, also provides us with both technical and marketing assistance for the production and marketing of Budweiser beer brand in Argentina. See “Item 4: Information on the Company – Business Overview – Production and Marketing –International Business Operating segment.”

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

b) Goodwill, impairment of goodwill and intangible assets other than goodwill: Management exercises judgment in assessing goodwill and the useful lives of other intangible assets including commercial trademarks and software programs. Judgments are also exercised for assessing potential impairments for these kinds of assets. Goodwill is recorded as the excess of the purchase price of companies acquired over the fair value of identifiable net assets acquired and is accounted for at its cost value less accumulated impairment losses, if any. Goodwill in the acquisition of joint ventures is assessed for impairment as part of the investment, provided that there are signs indicating that the investment may be impaired. We annually review the recorded value of our goodwill, or sooner if changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability of the carrying value of the asset is determined by comparing net book value, including goodwill, to fair value based on the estimated future net cash flows of the relevant assets. See Notes 2.15 and 2.16 to our financial statements.

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

d) Severance Indemnities: As of December 31, 2015, the liabilities for mandatory severance indemnities have been determined at their current actuarial value, based on the accrued cost of the benefit, using an annual discount interest rate of 6.36% in Chile and 39.26% in Argentina. The calculation also considers several assumptions such as the estimated years of service that personnel will have at the date of their retirement, mortality rates and future salary increases.

e) Financial instruments: The Company recognizes a financial asset or liability in its balance sheet when it becomes subject to the contractual stipulations of a financial instrument. As of the date of the initial recognition, Management classifies its financial assets (i) at fair value through profit and loss or collectible credits and accounts (ii) collectible credits and accounts, depending on the purpose for which the financial assets were acquired. For those instruments not classified at fair value through profit and loss, any cost attributable to the transaction is recognized as part of the asset value. The fair value of the instruments that are actively quoted in formal markets is determined by the quoted price as of the financial statement closing date. For those investments without an active market, the fair value is determined using valuation techniques including (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flow, and (iv) other valuation models. These assets are valued at fair value and the gains or losses originated by the change in fair value are recognized in the Consolidated Statement of Income. The financial instruments at fair value through profit and loss include financial assets classified as held for trading by the Company. Financial assets are classified as held for trading when acquired with the purpose of selling them within a short term. Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

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

f) Accounting changes: The Company adopted the early application of Amendment to IAS 16 and 41 in 2015. This change in accounting policy implies that Biological assets (vines under formation and under production) are reclassified to Property, plant and equipment from Biological assets. Additionally, the costs associated with agricultural activities are reclassified to Biological current assets from Inventories. Until December 31, 2014 and January 1, 2014 these were presented under Biological assets (vines under formation and under production) and Inventories, respectively. The effects of this accounting policy are explained in Note 2.29 to our audited consolidated financial statements. For comparison purposes these change was applied retroactively to 2014.

During the year ended on December 31, 2015, there have been no other significant changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these consolidated financial statements.

Trend Information

The Chilean economy grew 2.1% in 2015, with an inflation rate of 4.4%. The GDP growth for 2016 had been estimated in the range of 1.3% to 3.4%. Average unemployment was 6.3% in 2015. We cannot assure you that the consumption of our products will vary in the same proportion as the overall economic indicators, since there is no perfect correlation. The conditions in particular sectors of the economy may have different impact in our business. Factors such as competition and changes in relative prices among the various types of beverages can affect the consumption of our products.

In December 2014, the Chilean government presented to the Chilean Congress a bill for a labor reform which could result in a more rigid labor market. This reform has been approved by the Chilean Congress but is currently pending resolution by the Constitutional Court.

On June 26, 2015 decree N° 13 of the Ministry of Health was published which modifies the Sanitary Food Products Regulations (DC 977 of the Ministry of Health) and enforces Law N° 20,606 of the year 2012 regarding the nutritional composition of food products and its promotion. Both regulations establish certain restrictions on promotion material, labeling, and commercialization of these products that have been classified as being “high” in calories or any of the defined critical nutrients, such as sodium, sugar and saturated fats. Additionally on November 13, 2015 Law N° 20,869 regarding Promotion of Food Products was published, which restricts the time of day for promotion on television and the cinema of the previously indicated products. This law will become effective as of June 27, 2016 and will affect a proportion of our non-alcoholic portfolio. We are taking measures to mitigate the impact of this new law.

The Chilean Congress is currently discussing a bill that provides, among others, a new regime of temporary water rights, which apply to future water rights that are granted. The bill would also introduce a system of revocation of water rights, for those not in use. This bill could be subject to modifications during its discussion in the Chilean Congress. After its enactment, regulations will be required for the implementation of the new regime, which is not expected to occur during the year 2016.

Electricity spot prices have increased significantly in the past years due to drought conditions and the postponement of investments in new capacity, specifically hydroelectricity and coal generation. All CCU plants have electrical power contracts, either regulated or agreed with distributors or generators, with prices tied to spot prices, coal prices and CPI (U.S. consumer price index). A shortage is not foreseen in the coming years as electricity can be generated with fuel, though at a higher cost.

Our main plants in Chile are supplied by Metrogas Quintero, a natural gas company, which imports gas from renewable sources at international prices. Accordingly, we do not foresee shortages as was the case in the past when the natural gas supply depended on Argentina.

The measures taken by the previous Argentine government to address the country’s economic crisis of 2002 severely affected the Argentine financial system’s stability and have had a materially negative impact on the country´s economy. Recently, the Argentine government has lifted restrictions on foreign exchange transactions for obligations entered into after December 17, 2015. Restrictions on obligations entered into before December 17, 2015 will remain in effect until May 2016. If Argentina were to experience a new fiscal and economic crisis, the Argentine government could implement economic and political measures, which could adversely impact our business.

Since January 2006, the Argentine government has adopted different methods to directly and indirectly regulate the prices of various consumer goods, including bottled beer, in an effort to slow inflation. Additionally, measures taken by the previous Argentine government to control the country’s trade balance and to limit the access to foreign currencies have negatively impacted the free import of goods and royalty payments by the Company, and also the repatriation of profits. This situation has recently changed following the installation of the new government in December 2015. We cannot assure you that the current Argentine government will not implement this type of measures and that these will not have an adverse effect on our operations in Argentina.

Revenues from CCU Argentina, in Chilean pesos, are also subject to the volatility of exchange rates of the Chilean peso and Argentine peso in any given period. This volatility may also affect the level of income reported from our foreign operations under IFRS.

ITEM 6: Directors, Senior Management and Employees

A.   Directors and Senior Management

The following table sets forth certain information with respect to the members of our board of directors, as of April 13, 2016:

Andrónico Luksic (62), was appointed Chairman of the board in April 2013 and has served as a Director since November 1986. He is currently a member of the Board of Cervecería CCU, ECUSA, CCU Argentina, CICSA, and Central Cervecera de Colombia. He is also currently Chairman of the Board of Quiñenco S.A. and LQ Inversiones Financieras S.A., Vice Chairman of the Board of Banco de Chile and Compañía Sud Americana de Vapores S.A., as well as a member of the board of directors of several other companies and institutions, including Antofagasta plc, Antofagasta Minerals, Nexans, Tech Pack S.A., and Invexans S.A. Mr. Luksic is a member of the International Business Leaders’ Advisory Council for the Mayor of Shanghai. He is a member of the International Advisory Board of Barrick Gold, the International Advisory Council of the Brookings Institution, the Advisory Board of the Panama Canal Authority, and the Chairman’s International Council of the Council of the Americas. In addition, Mr. Luksic is a Trustee Emeritus at Babson College, and a member of the Harvard Global Advisory Council, the International Advisory Board of the Blavatnik School of Government at Oxford University, the International Advisory Boards of both the Tsinghua University School of Economics and Management and the Fudan University School of Management, the Harvard Business School Latin America Advisory Board, the Dean’s Council at the Harvard Kennedy School, the Advisory Committee of the David Rockefeller Center at Harvard University, and the Latin American Executive Board of the MIT Sloan School of Management.

Marc Busain (48) was appointed as our director and Vice Chairman of the board in April 2016. He is member of the board of Central Cervecera de Colombia. He has been with Heineken since 1995 where he is currently President of Heineken Americas. Prior to that he served within Heineken as Managing Director of different countries including Mexico, France, Egypt and Burundi. He holds a Master´s degree in Economics from the Vrije Universiteit Brussel.

Francisco Pérez (58), has served as director since July 1998. He is Chief Executive Officer of Quiñenco since 1998. Prior to joining Quiñenco, he was our Chief Executive Officer between 1991 and 1998. He is member of the board of several companies, including Cervecería CCU, CICSA, CCU Argentina, ECUSA, CPCh, Central Cervecera de Colombia, IRSA, Banco de Chile, Banchile Corredores de Seguros S.A., LQ Inversiones Financieras S.A.,VSPT, Sudamericana Agencias Aéreas y Marítimas S.A., Nexans and Hapag Lloyd. Also he is chairman of the board of CSAV (Compañía Sud Americana de Vapores S.A.), ENEX (Empresa Nacional de Energía Enex S.A.) and Invexans S.A., and Vice Chairman of Tech Pack S.A. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile and a Master’s degree in Business Administration from the University of Chicago.

Carlos Alberto Molina (59), has served as our director since April 2012. He is also member of the board of Cervecería CCU, ECUSA, CCU Argentina, CICSA, VSPT, Foods, Central Cervecera de Colombia and CPCh. He has over 30 years of management and strategic consulting experience in multiple industries, especially in beverages and consumer goods across the Americas. In beverages, his roles have included Business Development for Heineken Americas; Planning and Strategy for Femsa Cerveza; and board member of Kaiser in Brazil. Prior to these roles, Mr. Molina was a Partner with Booz, Allen & Hamilton, a global business consulting firm. Mr. Molina is a Mexican citizen and has a BBA from the University of Houston, and an MBA from the University of Texas.

Vittorio Corbo (73), has served as our director since April 2012. He is a Senior Research Associate at the Centro de Estudios Públicos (CEP) in Santiago, Chile. He is also Chairman of the board of Directors of Banco Santander Chile, and Director of Grupo Santander Mexico, and of SURA Insurance-Chile, and economic consultant to several large corporations in Chile and abroad. He served in senior management positions at the World Bank in Washington, DC, was Professor of Economics in Canada, the U.S.A. and Chile, was also President of the Central Bank of Chile (2003-2007) and Director of Banco Santander S.A. (Spain) from 2011-2014 among other jobs. Mr. Corbo holds a Commercial Engineering degree (with maximum distinction) from Universidad de Chile and a Ph.D. in economics from MIT.

Pablo Granifo (57), was appointed as a director in April 2013. He has been the Chairman of Banco de Chile since 2007 and the Chairman of VSPT since 2013. He is member of the board of Cervecería CCU. Additionally, he is Chairman of the boards of Banchile Asesoría Financiera S.A., Socofin S.A., Banchile Securitizadora S.A., and Banchile Administradora General de Fondos S.A., and a member of the executive committee of Banchile Corredores de Seguros Limitada. He is also a member of the board of Enex. He holds a Business Administration degree from the Pontificia Universidad Católica de Chile.

Rodrigo Hinzpeter (50), was appointed as a director in July 2015. He is also member of the board of Cervecería CCU, ECUSA and IRSA. Since 2014 he has been the Manager of the Legal department of Quiñenco. Before that he was Minister of Internal Affairs and later Secretary of Defense for the Government of Chile. He received his Law degree from the Pontificia Universidad Católica de Chile.

Didier Debrosse (59), was appointed as a director in July 2015. He is also member of the board of Cervecería CCU. He has been working for Heineken since 1997, where he is currently President of Heineken Brazil. Additionally he is President of the Dutch Brazilian Chamber of Commerce and is Knight of the Legion of Honor as awarded by France. He received an Advanced Management Programme degree from INSEAD and completed the Board Member course at Harvard Business School.

José Miguel Barros (52), was appointed as a director in April 2016. He is member of the board of VSPT. He is a Senior Managing Director and Partner of Chilean Investment Bank Larrain Vial S.A. He is currently member of the Board of Lipigas S.A., CDF, Stel Chile S.A., Bolsa de Productos S.A. and Cámara Chileno-Holandesa de Comercio. Mr. Barros holds a Commercial Engineering degree from Pontificia Universidad Católica de Chile and is a graduate from PADE, ESE Buisiness School, Universidad de los Andes.

John Nicolson (62), served as our director from October 2008, and Vice Chairman from November 2008, until April 13, 2016. He served as member of the board of Cervecería CCU, ECUSA, CCU Argentina S.A., CICSA and CPCh. He is the Chairman of IRSA and he was President of Heineken Americas and member of Heineken’s Executive Committee until 2013, having joined from Scottish & Newcastle following its acquisition by Heineken N.V. His early career was with ICI Plc, Unilever PLC and Fosters Brewing Group. He also holds a non-executive position as Chairman of AG Barr PLC, NED of Stock Spirits Group PLC, and NED of North American Breweries and is a member of Edinburgh University’s Advisory Board. He received a degree in Marketing and Economics at the University of Strathclyde, Scotland and also completed the Executive Program at Carnegie Mellon University, U.S.A. and the Directors’ Forum at London Business School, United Kingdom.

Jorge Luis Ramos (63), served as our director from May 2011 until April 13, 2016. He was member of the board of directors of Cervecería CCU, VSPT, ECUSA, CPCh and IRSA, among others. Mr. Ramos was appointed Deputy President for Heineken Americas in 2010 until 2013. He currently provides assistance to other boards of Heineken joint ventures in Central America. He also serves as director in other public and private companies in Mexico. He joined FEMSA in 1996 and became CEO of FEMSA Cerveza in 2006, after serving two years as Co-CEO. Mr. Ramos has a bachelor’s degree in Administration and Public Accounting from Tecnológico de Monterrey and an MBA degree from the University of Pennsylvania’s Wharton School of Business.

Manuel José Noguera (66), served as our director from May 1987 until June 30, 2015. He lends assistance to the board of Quiñenco and is a senior partner at the law firm Noguera, Larraín y Dulanto Ltda. He has been the legal advisor for the Luksic Group for over 40 years. He received his Law degree from the Pontificia Universidad Católica de Chile.

Phillipe Pasquet (77), served as our director from June 2003 until June 30, 2015. He has worked for Heineken since 1976. He was member of the board of directors of VSPT, CPCh, Foods and IRSA. He received degrees from the École Supérieure de Commerce in Dijon, France, the Institut International de Commerce in Paris, and the Centre Européen d’Education Permanente in Fontainebleau, France.

The principal business activities of our current and former 2015 and 2016 directors are summarized in the following table:

Directors	Business Activities
Andrónico Luksic	Chairman of CCU
Marc Busain	President of Heineken Americas
Francisco Pérez	Quiñenco’s CEO
Carlos Molina	Director of Companies
Vittorio Corbo	Director of Companies
Pablo Granifo	Chairman of Banco de Chile and VSPT
Rodrigo Hinzpeter	Manager Legal Department Quiñenco
Didier Debrosse	President of Heineken Brazil
José Miguel Barros	Director of Companies
John Nicolson	Vice Chairman of CCU
Jorge Luis Ramos	Director of Companies
Manuel José Noguera	Director of Companies
Philippe Pasquet	Director of Companies related to Heineken

At the shareholder’s meeting held on April 13, 2016 a new board was elected for a term of three years. The current members are Messrs. Andrónico Luksic, Marc Busain, Francisco Pérez, Carlos Molina, Vittorio Corbo, Pablo Granifo, Rodrigo Hinzepeter, Didier Debrosse and José Miguel Barros.

The following table sets forth certain information with respect to our senior management as registered at the SVS, as of April 15, 2016:

Senior Management	Position	Position Held Since	At Company Since
Patricio Jottar	Chief Executive Officer	July 1998	July 1998
Marisol Bravo	Corporate Affairs Senior Director	June 1994	July 1991
Felipe Arancibia	Chief Human Resources Officer	February 2014	April 2002
Diego Bacigalupo	Corporate Development Manager	January 2014	August 2013
Matías Bebin	General Manager CPCh	February 2014	October 2006
Felipe Benavides	General Counsel	March 2015	March 2015
Francisco Diharasarri	General Manager ECUSA	October 2003	June 1985
Felipe Dubernet	Chief Financial Officer	February 2014	May 2011
Pedro Herane	General Manager VSPT	April 2013	May 2010
Ronald Lucassen	Industrial Processes Corporate Manager	May 2014	May 2014
Hugo Ovando	General Manager Cervecería CCU	February 2014	September 1997
Martín Rodriguez	Head of Project Management Office	March 2015	March 2015
Fernando Sanchis	General Manager CCU Argentina	May 1995	November 1994
Jesús García	General Controller	May 2005	May 2005
Ludovic Auvray	Manager International Business	June 2015	June 2015
Alvaro Rio	Manager Comercial CCU	March 2015	January 1991
Alvaro Román	Manager TCCU	March 2015	March 1999

Patricio Jottar (53), has served as our Chief Executive Officer since 1998. He is also currently a director of Cervecería CCU, CCU Argentina, CICSA, ECUSA, VSPT, Foods, Aguas CCU, Bebidas CCU-Pepsico SpA, Promarca, CCK, Bebidas del Paraguay and Central Cervecera de Colombia, and is Chairman of the Board of CPCh, Comercial CCU and TCCU among others. Prior to joining us, he was Chief Executive Officer of Santander Chile Holding. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile and a Master’s degree in Economics and Business Administration from the Instituto de Estudios Superiores de la Empresa, in Barcelona, Spain.

Marisol Bravo (56), is our Corporate Affairs Senior Director and has been with us since 1991. Prior to her current position, she was Head of Special Projects. Before joining us, she was Assistant Manager of Marketing at Citicorp Mutual Funds. She received a degree in Business Administration from the Universidad de Chile.

Felipe Arancibia (41), is our Chief Human Resources Officer and assumed the position in January 2014. He has been with us since 2002, holding several positions in Finance and Business Development. The latest position was as of Corporate Finance and Investor Relations Manager. Prior to this position he was Global Finance Manager for Heineken International in Amsterdam and Business Development Manager for Heineken Brazil in Sao Paulo. Before this position he was the Planning and Finance Manager at ECUSA. He received a degree in Business Administration from Universidad de Los Andes in Chile and holds an Executive Scholar Program in Finance and Alumnus from Kellogg School of Management, Northwestern University and a certificate in Human Resources from the Ross School of Business from the University of Michigan and is also a part-time Professor at Universidad de Los Andes in Chile.

Ludovic Auvray (45) is our Manager International Business, and has held that position since July 2015. He is Chairman of the board of Milotur en Uruguay and, of Bebidas del Paraguay, and member of the board of Central Cervecera de Colombia and BBO among others. He has worked with Heineken since 1995 where he has held various positions in Sales and Marketing, his latest position was Global Marketing Director for Cerveza Sol and Specialty Beers in Heineken International in Amsterdam. He received an MBA from the Babson Graduate School.

Diego Bacigalupo (36), is our Corporate Development Manager, and has held that position since January 2014. He has been with CCU since August 2013. He is currently a member of the board of PLASCO, Aguas CCU, Bebidas Bolivianas BBO, Bebidas del Paraguay, Milotur and Nutrabien, amongst others. Prior to his current position, he was Strategic Planning Manager of CCU between August and December 2013. Before joining us, he worked at Quiñenco within its Business Development area. He received an Industrial Engineering degree from the Pontificia Universidad Católica de Chile and an MBA from MIT Sloan School of Management.

Matias Bebin (33), has been the General Manager of CPCh since January 1, 2014. He is currently a member of the board of Transportes CCU. Prior to this position he was the Planning & Finance Manager for the Company. He has been with us since 2006, working in different companies of the group such as ECUSA and Aguas CCU. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile and a MBA from Berkeley University.

Felipe Benavides (40) is our General Counsel, and has held the position since March 2015. Previous to this position he was the General Counsel at SMU since 2013. He was also a Senior Associate at Cariola, Diez, Pérez Cotapos and an International Associate for Debevoise & Plimpton LLP (New York). He received his Law degree from the Pontifica Universidad Católica de Chile and an LLM from Duke University.

Francisco Diharasarri (55), is the General Manager of ECUSA and has been with us since 1985. Prior to his current position, he was General Manager of Cervecería CCU, General Manager of ECUSA and General Manager of PLASCO. He is also currently Chairman of the Board of Aguas CCU, PLASCO, Foods, Alimentos Nutrabien S.A., Manantial, and Bebidas Carozzi CCU and is also a member of the board of CRECCU, CICSA, Transportes CCU, Bebidas CCU-Pepsico, Bebidas del Paraguay, Promarca, among others. He received a degree in Civil Engineering from the Universidad de Chile.

Felipe Dubernet (46), is our Chief Financial Officer, and has held that position since February 2014. He has been with us since May 2011 as Procurement officer until January 2014. He is currently a member of the board of PLASCO, CRECCU and Transportes CCU, among others. Prior to his current position, he was Chief Procurement Officer CCU between May 2011 and January 2014. Prior to joining us, he worked for 15 years at Unilever holding several positions in Supply Chain and Finance in Chile, Brazil and United States. He received a degree in Civil Engineering from the Pontificia Universidad Católica de Chile.

Pedro Herane (46) is the General Manager of VSPT and assumed the position as of April 2013. Additionally, he is a member of the board of Viña Valles de Chile S.A., Viña Ältair S.A., Viña del Mar de Casablanca S.A., Viñas Orgánicas S.P.T. S.A., Finca La Celia S.A., and Transportes CCU. Prior to his current position, he was in charge of the Domestic Market as Commercial Manager of VSPT. Prior to joining us, he was Senior Group Manager at Procter & Gamble for 10 years in multiple positions in Chile, Latin America and United States. He received a Bachelor’s degree in Business from University Adolfo Ibáñez in Chile and a Master’s degree in Marketing from the Paris School of Management (ESCP – EAP) in France.

Ronald Lucassen (51), has been the Industrial Processes Corporate Manager since May 2014. Prior to this position, Ronald worked for Heineken since January 1990. He worked in The Netherlands as Production Manager in the Zoeterwoude Brewery and as Quality Manager in Den Bosch. Subsequently he has completed a number of international assignments, working as General Manager Brewing for DB Breweries’ in New Zealand, Technical Manager of GBNC in New Caledonia, Production Manager of the Hainan Brewery in China for Asia Pacific Breweries, Supply Chain Director Czech Republic, and Supply Chain Director Russia. He holds a Mechanical Engineering degree and a Master’s degree from the Technische Universiteit Delft.

Hugo Ovando (46), is the General Manager of Cervecería CCU and assumed this position as of January 31, 2014. Prior to this, he has worked with us in several positions: General Manager of CPCh, Corporate Development Manager of CCU, General Manager of Transportes CCU, General Manager of Comercial CCU, Development Manager, Corporate Projects Manager and Investor Relations Manager. He has been with us since 1997. He is also a director of Comercial CCU S.A., Transportes CCU Ltda., CICSA, CCK and Cervecería Austral. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile and a MBA from Babson College.

Martín Rodriguez (55), is the Head of our Project Management Office, holding this new position since March 2015. He was at Quiñenco from 1999 to March 2015, as M&A Manager and Strategic Development Manager. He was a board member of Cervecería CCU, ECUSA and Foods until March 2015. He received a degree in Business and Administration from the Pontificia Universidad Católica de Chile, and holds a Master´s degree in Economics from the same University and an MBA from UCLA.

Fernando Sanchis (55), is the General Manager of CCU Argentina and has been with us since 1995. Prior to joining us, he was Chief Financial Officer of Embochile, a former PepsiCo bottler and held the same position at Uruguay’s PepsiCo’s bottler. He is also currently a board member of CCU Argentina and Bebidas del Paraguay, amongst others. He received an accounting degree from the University of Buenos Aires in Argentina.

Alvaro Román (43), is our General Manager of Transportes CCU, and has held that position since May 2010. He has been with us since March 1999, where prior to his current role he held various positions in sales, marketing and business development. He received a degree in Civil Engineering from the Pontificia Universidad Católica de Chile.

Alvaro Río (55) is our General Manager of Comercial CCU S.A., and has held that position since May 2010, and as part of the Senior Management since March 2015. He has been with CCU since 1991 holding various positions including Operational Manager of Transportes CCU, and Sales Manager of Cervecería CCU. He received a degree in Business Administration from Universidad Diego Portales.

Jesús García (53) is our General Controller since May 2015. He is currently a member of the board of PLASCO and Transportes CCU. He has also worked with Heineken since 2000 in various Finance positions in Spain, the Netherlands and Singapore, and previously with Diageo and with PWC in Spain. Prior to joining CCU he served as Senior Regional Tax Manager Asia Pacific for the Heineken Group. He holds a degree in Business Law from Universidad de Sevilla, in Spain and a Master’s degree in Business Administration from Instituto Internacional San Telmo in Sevilla.

Our senior managers are full time employees; therefore, they do not perform principal business activities outside us.

On January 13, 2003, the existing shareholders’ agreement was amended in order to allow the Schörghuber Group to sell its interest in IRSA to Heineken Americas B.V., a subsidiary of Heineken International B.V. On April 17, 2003, the Schörghuber Group gave Quiñenco formal notice of the sale of its interest in IRSA to Heineken International B.V. Currently, Heineken Chile Ltda., a Chilean limited corporation controlled by Heineken Americas B.V., owns 50% of IRSA’s shares. As of December 31, 2005, IRSA’s primary shareholders’ agreement gives Quiñenco the right to propose to our board of directors the candidates for Chief Executive Officer, and to Heineken Chile Ltda. our General Comptroller and Cervecería CCU’s General Manager. On the other hand, under the agreement, neither Quiñenco nor Heineken Chile Ltda. can separately, directly or indirectly, buy or sell our shares.

B.   Compensation

For the year ended December 31, 2015, the aggregate amount of compensation paid by us to all our Directors was CLP 2,982 million.

The board of directors’ gross compensation is determined by the shareholders at the annual shareholders’ meeting. As approved at the annual shareholders´ meeting held on April 15, 2015, the directors’ monthly remuneration, for their attendance to meetings, independent of the number of meetings held in each period, was fixed in UF 100 per director, and UF 200 for the Chairman, plus an amount equivalent to 3% of the distributed dividends, for the whole board, at a rate of one-ninth for each director and in proportion to the time each one served as such during the year 2015. If the distributed dividends exceed 50% of the net profits, the board of directors’ variable remuneration shall be calculated over a maximum 50% of such profits. Those directors that are members of the directors committee (See Item 6.C. Board Practices – directors committee) receive a remuneration of UF 34 for each meeting they attend, plus the amount that, as the percentage of the dividends, is required to complete one third of the total remuneration a director is entitled to, pursuant to article 50 bis of Law Nº 18,046 and Regulation N° 1956 of the SVS. Directors that are members of the audit committee receive a monthly remuneration of UF 25. The described compensation package was also approved for 2016 at shareholders’ meeting held on April 13, 2016.

In 2015, the total compensation paid by us and our subsidiaries to each of our directors for services rendered was as follows:

	Attendance	Dividend
Director	Meetings fee	Participation(1)	Total
	(in thousands of CLP)
Andrónico Luksic Craig	43,852	199,262	243,114
John Nicolson	122,152	199,262	321,415
Jorge Luis Ramos	144,784	218,572	363,356
Manuel José Noguera Eyzaguirre	14,809	199,262	214,071
Philippe Pasquet	99,780	218,572	318,352
Francisco Pérez Mackenna	244,612	199,262	443,874
Carlos Molina Solís	150,996	199,262	350,258
Vittorio Corbo	111,781	199,262	311,043
Pablo Granifo Lavin	72,268	237,882	310,150
Rodrigo Hinzpeter Kirberg	70,657	-	70,657
Didier Debrosse	35,515	-	35,515
(1) Includes the remuneration for members of the Audit and Directors Committees.

For the year ended December 31, 2015, the aggregate amount of compensation paid to our senior managers registered at the SVS during 2015, was CLP 5,497 million. We do not and are not required under Chilean law to disclose to our shareholders or otherwise make public information as to the compensation of our individual senior managers.

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

Due to the resignation of Messrs. Manuel José Noguera Eyzaguirre and Philippe Pasquet of their positions as directors of the Company, both effective as of June 30, 2015, at the board of directors´ meeting held on July 7, 2015, Messrs. Didier Debrosse and Rodrigo Hinzpeter Kirberg were appointed as directors, until the next annual shareholders´ meeting, as permitted by Article 32 of the Chilean Corporations Act.

At the shareholder’s meeting held on April 13, 2016, a new board was elected for a term of three years. The current members of the board of directors are Messrs. Andrónico Luksic, Marc Busain, Francisco Pérez, Carlos Molina, Vittorio Corbo, Pablo Granifo, Rodrigo Hinzepeter, Didier Debrosse and José Miguel Barros.

Our senior managers are appointed by the board of directors and hold office at the discretion of the board of directors. There are regularly scheduled meetings of the board of directors once a month; extraordinary meetings are specially summoned by the Chairman, at the request of one or more board members where prior qualification of the necessity of such meeting has been met and, in any case, if requested by the absolute majority of the directors. The board of directors does not have an executive committee.

Directors Committee

The directors committee discussions, agreements, and organization are regulated, in every applicable matter, by the Chilean Corporations Act provisions relating to board of directors’ meetings. The directors committee shall inform the board of directors about the manner in which it will request information and about its resolutions.

In addition to the general liabilities imputable to any director, the directors that compose the directors committee shall, in the exercise of their duties, be jointly and severally liable for any damage caused to the corporation or the shareholders.

According to the Chilean Securities Market Law and the Chilean Corporations Act, corporations whose market capitalization reaches or exceeds 1.5 million Unidades de Fomento (as of March 31, 2016 approximately CLP 38,718 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares, shall designate a “comité de directores” or “directors committee” and appoint at least one independent director. The directors committee shall be composed of three members and at least one member shall be independent. If the market capitalization or stock percentage falls below this threshold, the obligation to designate a directors committee no longer applies. However, corporations which do not meet these requirements may voluntarily assume the obligations concerning the directors committee, in which case they shall strictly follow the provisions of the Chilean Corporations Act.

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
  to examine the managers’, principal executive officers’ and employees´ remuneration policies and compensation plans;
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

Due to the resignation of Mr. Philippe Pasquet of his position as director of the Company, effective as of June 30, 2015, at the board of directors meeting held on July 7, 2015, the independent director Mr. Vittorio Corbo appointed director Mr. Jorge Luis Ramos as a member of the directors committee, to replace Mr. Philippe Pasquet, as required by article 50 bis of the Chilean Corporations Act.

Finally, at the shareholders´ meeting held on April 13, 2016, a new board of directors was elected for a three year term. Mr. Vittorio Corbo was elected as independent director in accordance with Article 50 bis of the Chilean Corporations Act.

At the board meeting held on April 13, 2016, following the shareholders´ meeting, the independent director Mr. Vittorio Corbo, in accordance with the above-referenced law, appointed Messrs. Francisco Pérez and Carlos Molina as members of our directors’ committee. Therefore the directors committee is currently composed by Messrs. Vittorio Corbo, Francisco Pérez and Carlos Molina.

The members of the directors committee receive a remuneration the amount of which is established annually by the shareholders, taking into consideration the duties that the directors committee members shall perform, which shall not be less than a third of the remuneration of a director. The remuneration of our directors committee members, as approved at the shareholders’ meeting of the Company held on April 10, 2013, is 34 Unidades de Fomento (as of March 31, 2016, approximately CLP 877.2 thousand) per attendance at a directors committee meeting plus the amount required to complete the remaining third of the remuneration of a director. The same remuneration package was approved for 2014, 2015 and 2016, at the shareholders’ meetings of the Company held on April 9, 2014, April 15, 2015, and April 13, 2016, respectively.

The shareholders shall determine the budget of the directors committee and those of its advisors, which, pursuant to Chilean Corporations Act, shall not be less than the aggregate amount of the annual remuneration of the committee members. The directors committee shall be allowed to request the recruitment of professionals to fulfill its duties within the limits imposed by the budget. The activities of the directors committee, the annual report of the performance of its duties and its expenses, including its advisors’ expenses, shall be included in the annual report and conveyed to the shareholders. The budget of the directors’ committee and its advisors, approved at the shareholders’ meeting of the Company held on April 13, 2016, shall be equal to the aggregate amount of the annual remuneration of the committee members.

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

Due to the resignation of Mr. Philippe Pasquet of his position as director of the Company, effective as of June 30, 2015, at the board of directors´ meeting held on June 7, 2015, Mr. Jorge Luis Ramos Santos was appointed as a member of the audit committee, to replace Mr. Pasquet. Additionally, at the board of directors´ meeting held on July 7, 2015, director Carlos Molina was appointed to the audit committee on an observer status.

Finally, at the board of directors meeting held on April 13, 2016, following the election of a new board at the shareholders´ meeting held the same day, the board of directors appointed directors Vittorio Corbo and Carlos Molina to our audit committee. Mr. Corbo and Mr. Molina meet the independence criteria under the Exchange Act and under the NYSE Rules. The board of directors also resolved that directors Mr. José Miguel Barros and Mr. Francisco Pérez shall participate in the audit committee´s meetings as observers.

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

D.   Employees

The following table shows the breakdown of our employees by operating segments as of December 31 for each of the years listed below:

	2013	2014	2015

Chile	2,083	2,514	2,594
International Business	1,442	1,857	1,938
Wine	1,180	1,206	1,250
Others (1)	2,184	2,265	2,318
Total	6,889	7,842	8,100

(1) Includes our corporate office, PLASCO, TCCU, CRECCU and Comercial CCU.

All employees who are terminated for reasons other than misconduct are entitled by law to receive a severance payment. In the last three years, we made severance payments in the amounts of CLP million 3,244, CLP 9,258 million and CLP 6,078 million, respectively.

In Chile, permanent employees are entitled to the basic payment, as required by law, of one month’s salary for each year, or six-month portion thereof, worked. This condition is subject to a limitation of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981. Severance payments to employees hired before August 14, 1981 are not subject to this limitation. Our employees who are subject to collective bargaining agreements have a contractual benefit to receive a payment in case of resignation, consisting of a payment of one monthly base salary for each full year worked, not subject to a limitation on the total amount payable but subject to a limitation on the total number of employees who can claim the severance benefit during any one year. In 2015, we laid off 689 employees.

Chile Operating segment, Wine Operating segment and Other

In the Chile, Wine and Other Operating segments, as of December 31 of the last three years, we had a total of 5,447, 5,985 and 6,162 permanent employees, respectively. As of December 2015, 3,495 were represented by 45 labor unions. The average tenure of our permanent employees was approximately eight years.

Unionized employees represent approximately 57% of our total permanent workforce. Our management believes it generally has a good relationship with the labor unions representing our employees.

During 2015, 1,125 employees renewed their collective contracts, most of them for a period of two years.

We do not maintain any pension fund or retirement program for our employees. Workers in Chile are subject to a national pension fund law which establishes a system of independent pension plans, administered by Administradoras de Fondos de Pensiones (“AFPs”). We have no liability for the performance of the pension plans or any pension payments to be made to our employees.

In addition to our permanent work force, as of December 31, 2015, we had 325 temporary employees, who were hired for specific time periods to satisfy short-term needs.

International Business Operating segment

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

In Argentina, unionized employees represent approximately 74% of our total permanent workforce, moreover in Uruguay this number represent 71% of our total permanent workforce.

In addition to our permanent work force, as of December 31, 2015, we had 386 temporary employees, who were hired for specific time periods to satisfy short-term needs.

E.   Share Ownership

Except as disclosed in “Item 7: Major Shareholders and Related Party Transactions – Major Shareholders,” as of March 31, 2016, our senior management and our board members in the aggregate owned less than one percent of our shares.

We do not maintain stock option or other programs involving our employees in the capital of the Company.

ITEM 7: Major Shareholders and Related Party Transactions

A.   Major Shareholders

Our only outstanding voting securities are our shares of our common stock. The following table sets forth information concerning the ownership of our common stock as of March 31, 2016, presenting the twelve largest shareholders and all of our directors and senior management as a group:

Shareholder	Number of shares owned	% Ownership

INVERSIONES Y RENTAS S A (1)	196,421,725	53.16%
J P MORGAN CHASE BANK SEGUN CIRCULAR	63,614,029	17.22%
BANCO ITAU POR CUENTA DE INVERSIONISTAS EXTRANJEROS	30,567,227	8.27%
BANCO DE CHILE POR CUENTA DE TERCEROS NO RESIDENTES	26,191,534	7.09%
INVERSIONES IRSA LTDA (1)	25,279,991	6.84%
BANCO SANTANDER POR CUENTA DE INV EXTRANJEROS	8,705,816	2.36%
BANCO SANTANDER-HSBC BANK PLC LONDON CLIENT ACCOUN	2,601,580	0.70%
BANCHILE C DE B S A	2,085,073	0.56%
BOLSA ELECTRONICA DE CHILE BOLSA DE VALORES	1,095,203	0.30%
BOLSA DE COMERCIO DE SANTIAGO BOLSA DE VALORES	987,409	0.27%
BTG PACTUAL CHILE S A C DE B	561,336	0.15%
VALORES SECURITY S A C DE B	526,756	0.14%
Our directors and senior management as a group (2)	14,897	0.004%
(1) Inversiones y Rentas S.A. owns 99.9999% of Inversiones IRSA Ltda.’s equity.

(2) Does not include the 221,701,716 shares of our common stock owned, directly and indirectly, by Inversiones y Rentas S.A., which is 50% beneficially owned by Quiñenco, holding company of the Luksic Group, as discussed below, which is controlled by the Luksic family. Andrónico Luksic, our Director, is a member of the Luksic family.

To the best of our knowledge our beneficial shareholders who own more than 5% of the outstanding shares of our common stock are IRSA with 60.00% and Commonwealth Bank of Australia with 7.85% (according to the Schedule 13G filed on February 12, 2016, stating a holding of 29,000,801 shares, as of December 31, 2015).

As of March 31, 2016, JPMorgan Chase Bank N.A. (“JPMorgan”), the Depositary for our ADR facility, was the record owner of 63,614,029 shares of our common stock (17.22% of the outstanding common stock) deposited in our ADR facility.

As of March 31, 2016, we had 4,328 shareholders of record. To the best of our knowledge 12 shareholders are not Chilean, excluding ADR holders, and of those 12 non-Chilean shareholders, to the best of our knowledge 2 are U.S. corporations with a total of 78,343 (0.02%) shares of common stock. Non-Chileans can also hold shares in custody of private banks. However, as that information is not publicly available, we have included four custodians as part of the 12 non-Chilean shareholders although we have no citizenship information relating thereto. All shareholders have equal voting rights.

IRSA is a Chilean corporation owned 50% by Quiñenco, which is a holding company of the Luksic Group, and 50% by Heineken Chile Ltda., a subsidiary of Heineken International. IRSA directly owns 196,421,725 shares of our common stock and indirectly, through Inversiones IRSA Ltda., 25,279,991 additional shares of our common stock. Inversiones IRSA Ltda. is a subsidiary of IRSA.

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

•         those in which the office of director, manager, administrator, principal executive officer or liquidator has been held by a director, manager, administrator, principal executive officer or liquidator of the company within the prior 18 months.

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

  persons who are directors, managers, administrators, principal executive officers or liquidators of us, and their spouses or their close relatives (i.e. parents, father/mother in law, sisters, brothers, sisters/brothers in law); as well as any other entity controlled by, directly or indirectly, any one of the above; and

  any person who, whether acting alone or in agreement with others, may appoint at least one member of our management or controls 10% or more of our voting capital.

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

5.  If a shareholders' extraordinary meeting is called to approve the transaction, the board of directors shall appoint at least one independent advisor who shall report to the shareholders the terms of the transaction, its effects and the potential impact for the company. In the report, the independent advisor shall include all the matters or issues the directors committee may have expressly requested to be evaluated. The directors committee of the company or, in the absence of such committee, directors not involved in the transaction, shall be entitled to appoint an additional independent advisor, in the event they disagree with the appointment made by the board.

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

6.  When the directors of the company must decide on a related party-transaction, they must expressly state the relationship with the transaction counterparty or the interest involved. They shall also express their opinion on whether the transaction is in the best interest of the corporation, their objection or objections that the directors committee may have expressed, as well as the conclusions of the reports of the advisors. The opinions of the directors shall be made available to the shareholders the day after they were received by the company, at the business offices of the company as well as on its internet site, and such arrangement shall be reported by the company as a “Relevant Fact.”

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

Notwithstanding the above, the following related party transactions may be executed, pursuant to letters a), b) and c) of Article 147 of the Chilean Corporations Act, without complying with the requirements and procedures stated above, with prior authorization by the board:

1.   Transactions that do not involve a “material amount.” For this purpose, any transaction that is both greater than 2,000 Unidades de Fomento (as of March, 31, 2016, approximately CLP 51.6 million) and in excess 1% of the corporation’s equity, or involving an amount in excess of 20,000 Unidades de Fomento (as of March 31, 2016, approximately CLP 516.2 million) shall be deemed to involve a material amount. All transactions executed within a 12 month period that are similar or complementary to each other, with identical parties, including related parties, or objects, shall be deemed to be a single transaction.

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

The usual practice policy adopted by the board of directors in the meeting held on January 13, 2010, as amended on July 6, 2011, remains available to shareholders at the Company’s offices in Avda. Vitacura 2670, 26th Floor, Santiago, Chile, and on the web site www.ccu.cl.

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

Additionally, our logistic subsidiaries Transportes CCU and Comercial CCU provide logistic, warehousing and sales services on a consolidated basis to all of our strategic business units. These services are regulated by annual contracts specifying the services to be provided as well as the variables used to measure the levels of service and their prices. Service levels are evaluated directly by users three times a year.

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

On November 29, 2012, CICSA and Heineken Brouwerijen B.V. signed the Trademark License Agreement which provides us with the exclusive rights to produce, sell and distribute Heineken beer in Paraguay. This agreement has an initial term of 10 years, and will be automatically renewed for a five years period unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

On June 4, 2013, CICSA, Milotur and Heineken Brouwerijen B.V. signed the Trademark License Agreement, which provides us with the exclusive rights to produce, sell and distribute Heineken beer in Uruguay, in force as of May 1, 2013. This agreement has an initial term of 10 years, and automatically renews on January 1 of each year for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

On July 15, 2015, CICSA, BBO and Heineken Brouwerijen B.V. signed the Ancillary Trademark License Agreement, which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Bolivia, in force as of January 1, 2015. This agreement has an initial term of 10 years, and will be automatically renewed for a five-year period unless any party gives notice of its decision not to renew, in which case the agreement will be in force until the last renewal period expires.

Additionally, a Technical Assistance Agreement was executed with Heineken Technical Services B.V. (currently Heineken Supply Chain B.V.) on May 4, 2005, whereby the latter was appointed, on a non-exclusive basis, as our technical advisor in respect of operational aspects of our breweries, including also special services regarding project engineering for extensions of the breweries’ capacity and construction of new plants, assistance in development of new products, production methods and distribution systems as well as advice on purchasing systems, among others. This agreement has an initial term of one year as from May 4, 2005, renewable for subsequent periods of one year each, unless either party gives at least three months’ prior written notice to the other of its intention to terminate this agreement. This agreement has been renewed automatically each year.

On January 28, 2015, a Trade Mark License Agreement (TMLA) was executed between our subsidiary Cervecería CCU and Heineken Brouwerijen B.V. to produce, sell and distribute beer under the brand name SOL in Chile. The TMLA contemplates a 10-year term as of July 1, 2014 and shall each year (as of July 1st) automatically be renewed for a new period of 10 years, unless any party has given notice in writing of its decision not to renew.

Finally, in 2015, we revised and amended the 2014 amended and restated Framework Agreement entered with Banco de Chile, a Quiñenco subsidiary, which was in effect as of May 1, 2003, for the rendering of banking services to us and certain of our subsidiaries and affiliates, including, among others, payment to suppliers and shareholders, cashier service, transportation of valuables and payment of salaries.

Since the establishment of our directors’ committee in 2001, as required by the Chilean Corporations Act, it has reviewed all related-party contracts, before being sent to our board of directors for approval, which was standard practice prior to the creation of the directors’ committee. The above does not include related-party transactions executed according to the usual practice policy adopted on January 13, 2010 as amended on July 6, 2011 by the board of directors in respect of transactions mentioned in letters a), b) and c) of Article 147 of the Chilean Corporations Act. Our principal related-party contracts include rental of properties, the rendering of services and product sales.

Our principal transactions with related parties for the twelve-month period ended December 31, 2015, are detailed below:

Company	Relationship	Transaction	Amount (in millions of CLP)
Heineken Brouwerijen B.V.	Related to the controlling shareholder	Products sale/ license/ technical assistance/ billed services	9,430
Inversiones y Rentas S.A.	Shareholder	Dividends paid/Office rental	31,788
Inversiones Irsa LTDA.	Shareholder	Billing services	4,090
Inversiones PFI Chile Ltda.	Shareholders of subsidiary	Purchase of products	3,161
Nestlé Waters S.A.	Shareholder of subsidiary	Royalty	309
Nestlé Chile S.A.	Shareholder of subsidiary	Dividends paid	2,704
Cervecería Kunstmann Ltda.	Shareholder of subsidiary	Product sales/billed services	483
Cervecería Valdivia S.A.	Shareholder of subsidiary	Dividends paid	490
Comercial Patagona Ltda.	Subsidiary joint venture	Marketing services/products sale	2,959
Cooperativa Agrícola Control Pisquero Ltda.	Shareholder of subsidiary	Loan/supply contract/ purchase grape/Dividends paid	7,311
Compañía Chilena de Fósforos S.A.	Shareholder of subsidiary	Dividends paid	4,055
Cervecería Austral S.A.	Joint venture	Sales of Products/ royalty paid/royalty collected/purchased of products	5,663
Banco de Chile	Related to the controlling shareholder	Transport of securities/Sales of products/Derivatives/Investments/Interest/ Remittance	530,455
Foods Compañía de Alimentos CCU S.A.	Joint venture	Services/ product sales/ consignment sales/ interests/ remittance paid and recieved	92,520
Alusa S.A.	Subsidiary related	Purchase of products	2,665
Canal 13 S.P.A.	Parent company related	Advertising	1,554
Banchile Corredores de Bolsa S.A.	Parent company related	Financial investments	944,550

See Note 16 to our Consolidated Financial Statements for detailed information.

C.   Interests of Experts and Counsel

Not applicable.

ITEM 8: Financial Information

A.   Consolidated Statements and Other Financial Information

See “Item 18: Financial Statements” and “Item 19: Exhibits” for the Company's Financial Statements and notes, audited by PricewaterhouseCoopers.

Wine Exports

We, through our subsidiary VSPT, exported wine to more than 80 countries in 2015. VSPT is the second-largest wine exporter in Chile. See “Item 4: Information on the Company – Business Overview – Operating Segments Information – Our Wine Operating Segment.”

The following table presents our total wine exports by volume and sales, as of December of the last three years as percentage of consolidated volume and sales for the last three years:

	2013	2014	2015

Exports (thousands of liters)	69,649	66,936	69,676
% of total consolidated sales volume	3.18%	2.92%	2.91%

Exports (CLP million)	91,579	102,279	117,450
% of total consolidated sales	7.65%	7.88%	7.84%

Legal Proceedings

Nothing to report.

Dividend Policy and Dividends

Our dividend policy is reviewed and established from time to time by our board of directors and reported during our annual shareholders’ meeting, which is generally held in April of each year. Each year our board of directors must submit its proposal for a final dividend for the preceding year for shareholder approval at the annual shareholders’ meeting. As required by the Chilean Corporations Act, we must distribute a cash dividend in an amount equal to at least 30% of our net income for that year, after deducting any accumulated losses from previous years, unless otherwise decided by unanimous vote of the issued shares of our common stock. Our board of directors has the authority to pay interim dividends during any one fiscal year, to be charged to the earnings for that year.

Our board of directors announced at our annual shareholders’ meeting held on April 15, 2015, its dividend policy for future periods, authorizing the distribution of cash dividends in an amount at least equal to 50% of our Net income of the Year Attributable to Equity Holders of the Parent Company under IFRS for the previous year. Our dividend policy is subject to change in the future due to changes in Chilean law, capital requirements, economic results and/or other factors. During our annual shareholders’ meeting held on April 15, 2015, a dividend of CLP 98.78138 per share of common stock (CLP 197.56276 per ADR using the new ratio as of December 20, 2012 of 1 ADR to 2 common shares) was approved, in addition to the interim dividend of CLP 63 per share of common stock (CLP 126 per ADR) distributed in January 9, 2015. Together, these dividend payments amounted to CLP 59,779 million, representing 50.0% of the “Net income of the Year Attributable to Equity Holders of the Parent Company” for 2014.

The board of directors, in its meeting held on December 1, 2015, approved the distribution, with a charge to 2015’s profits, of an interim dividend of CLP 66 per share of common stock (CLP 132 per ADR), totaling CLP 24,387,189,552, which was paid on January 8, 2016. Additionally, the board of directors, in its meeting held on March 1, 2016, resolved to propose to the next annual shareholders meeting, the distribution, with a charge to 2015’s profits, of a final dividend of CLP 97.47388 per share of common stock (CLP 194.94776 per ADR). The proposal, representing a total payment of CLP 36,016,878,605, was approved at our last annual shareholders’ meeting held on April 13, 2016 and the final dividend was paid beginning April 22, 2016 to the shareholders of record as of midnight of April 16, 2016.

Dividends are paid to shareholders of record on midnight of the fifth business day, including Saturdays, preceding the date set for payment of the dividend. The holders of ADRs on the applicable record dates are entitled to dividends declared for each corresponding period.

The following table sets forth the amounts of interim and final dividends and the aggregate amounts of such dividends per share of common stock and per ADR in respect of each of the years indicated:

Year ended	CLP Per share (1)			US$ Per ADR (2)
December 31	Interim	Final (3)	Total	Interim	Final (3)	Total
2011	61.00	131.70	192.70	0.24	0.54	0.78
2012	63.00	116.64	179.64	0.27	0.49	0.76
2013	63.00	103.49	166.49	0.24	0.37	0.61
2014	63.00	98.78	161.78	0.21	0.32	0.52
2015	66.00	97.47	163.47	0.18	0.29	0.47
(1) Interim and final dividend amounts are expressed in historical pesos

(2) U.S. dollars per ADR dividend information serves reference pupouses only we pay all dividends in Chilean pesos. On December 20, 2012, there was an ADR ratio change from 1 ADR to 2 common shares. The ammounts shown above have been adjusted to reflect this change. The Chilean peso ammounts as shown here have been converted into U.S. dollars at the respective observed exchange rate in effect at each payment date. Note: The Federal Reserve bank of New York does not report a noon buying rate for Chilean pesos.

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

ITEM 9: The Offer and Listing

A.   Offer and Listing Details

For the periods indicated, the table below sets forth the reported high and low closing sales prices for the Common Stock on the Santiago Stock Exchange as well as the high and low sales prices of the ADSs as reported by the NYSE:

		Santiago Stock Exchange		NYSE(1)
		(per share of common stock)		(per ADS)

		High	Low	High	Low
		(CLP)	(CLP)	(US$)	(US$)
Years
	2011	6,704	4,653	25.45	19.18
	2012	7,788	5,930	32.73	24.07
	2013	8,094	5,900	34.91	22.89
	2014	6,900	5,600	24.22	17.89
	2015	8,784	5,479	25.27	17.73
	2016 (through Mar. 31)	7,875	6,502	22.87	18.78

2013
	1st quarter	7,884	7,270	34.03	31.02
	2nd quarter	8,094	6,309	34.91	24.92
	3rd quarter	7,850	6,408	30.21	25.97
	4th quarter	6,985	5,900	27.95	22.89
2014
	1st quarter	6,400	5,670	24.22	20.46
	2nd quarter	6,900	5,804	23.94	21.02
	3rd quarter	6,750	6,200	23.79	21.02
	4th quarter	6,594	5,600	22.13	17.89
2015
	1st quarter	6,500	5,479	20.90	17.73
	2nd quarter	7,146	6,409	23.91	20.73
	3rd quarter	7,935	6,550	23.80	20.23
	4th quarter	8,784	7,300	25.27	20.58

Last six months
	October 2015	8,750	7,573	25.15	22.11
	November 2015	8,784	7,851	25.27	22.29
	December 2015	8,600	7,300	23.09	20.58
	January 2016	7,805	6,800	21.76	18.82
	February 2016	7,875	6,502	22.07	18.78
	March 2016	7,700	6,838	22.87	19.49

(1)     On December 20, 2012, there was an ADR ratio change from 1 ADR to 5 common shares, to a new ratio of 1 ADR to 2 common shares. Prices shown above take into account this change.

Significant trading suspensions of the Company's stock have not occurred in the last three years.

B.   Plan of distribution

Not applicable.

C.   Markets

Our common stock is currently traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaíso Stock Exchange under the symbol “CCU.” The Santiago Stock Exchange accounted for approximately 90.1%, 87.7% and 88.3% of the trading volume of our common stock in Chile in the last three years, respectively. The remaining 9.9%, 12.3% and 11.7% respectively, was traded mainly on the Chile Electronic Stock Exchange. Shares of our common stock were traded in the United States on the NASDAQ Stock Market between September 24, 1992 and March 25, 1999 and on the NYSE since March 26, 1999, in the form of ADSs, under the symbol “CCU”, with such ADSs being evidenced by ADRs, which until December 20, 2012, had each represented five shares of our common stock. Starting on December 20, 2012, the ratio was changed so that each ADS represented two shares of our common stock. The ADSs are issued under the terms of a deposit agreement dated September 1, 1992, as amended and restated on July 31, 2013, among us, JPMorgan, as depositary, and the holders from time to time of the ADSs.

The trading volume of our ADSs in the NYSE in the last three years is as follows:

Year	Quarter	Traded Volume(1)
		(thousands of ADS)
2013	1st quarter	6,037
	2nd quarter	9,674
	3rd quarter	12,442
	4th quarter	11,706
	Total	39,859

2014	1st quarter	12,052
	2nd quarter	10,094
	3rd quarter	9,642
	4th quarter	10,771
	Total	42,559

2015	1st quarter	8,464
	2nd quarter	8,133
	3rd quarter	8,730
	4th quarter	9,338
	Total	34,666

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

Directors. Under the Chilean Corporations Act, a corporation may not enter into a contract or agreement in which a director has a direct or indirect interest without prior approval by the board of directors, and then only if it is in the interest of the company, the price, terms and conditions are similar to those prevailing in the market at the time of its approval and the transaction complies with the requirements and procedures stated in Chapter XVI of the Chilean Corporations Act regarding Related Party Transactions. See “Item 7: Major Shareholders and Related Party Transactions.”

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

In addition to the above, annual and extraordinary shareholders' meetings must be called by the board of directors in the following circumstances:

•         when requested by shareholders representing at least 10% of issued stock with voting rights regarding closed corporations; and

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

Article 14 of the Chilean Corporations Act forbids open stock corporations from including in their bylaws any provisions restricting the free transferability of stock. However, shareholders may enter into a private agreement on this matter, but, in order for these agreements to be effective against the company and third parties, they must be recorded by the corporation and thus made available to any interested third parties. See “Item 6: Directors, Senior Management and Employees – Directors and Senior Management.”

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

C.   Material Contracts

Not applicable.

D.   Exchange Controls

General Legislation and Regulations. The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. See “Item 3. Key Information – Selected Financial Data – Exchange Rates.” Foreign investments can be registered with the Central Bank of Chile under Chapter XIV of the Central Bank Foreign Exchange Regulations, which regulates foreign exchange transactions, including access to the Formal Exchange Market. Pursuant to Law N° 20,780, on June 25, 2015 Law N° 20,848 was enacted, replacing Decree Law N° 600 of 1974 and establishing a new statute for direct foreign investments (henceforth, the "New Statute for Foreign Investment"). The New Statute for Foreign Direct Investments went into effect as of January 1, 2016. Foreign investors in companies that maintain a valid foreign investment agreement with the Government of Chile pursuant to the regulations of Decree Law N° 600 will fully retain the rights and obligations set forth in said agreements, provided that the agreements were executed prior to January 1, 2016. The New Statute for Foreign Investment does not grant investors eligibility for a tax invariability regime, which was granted to them by Decree Law N° 600. However, a transitory 4 four-year system has been established, under which foreign investors may request foreign investment authorizations via the execution of agreements with the Government of Chile, albeit subject to a total income tax rate of 44.5%.

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

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign holders, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another statute. In addition, the Chilean tax authorities issue rulings and regulations of either general or specific application interpreting the provisions of Chilean tax law. Chilean taxes may not be assessed retroactively against taxpayers who act in good faith relying on such rulings and regulations, but Chilean tax authorities may change said rulings and regulations prospectively. There is a general income tax treaty signed by Chile and the United States, but it is not in force (Congress approval is required).

Cash dividends and Other Distributions. Cash dividends paid by us with respect to the ADSs or shares of common stock held by a foreign holder will be subject to a 35.0% withholding tax, which is withheld and paid by us (the “Chilean Withholding Tax”). A credit against the Chilean Withholding Tax is available based on the level of corporate income tax, or first category tax, actually paid by us on the taxable income to which the dividend is imputed; however, this credit does not reduce the Chilean Withholding Tax on a one-for-one basis because it also increases the base on which the Chilean Withholding Tax is imposed. In addition, distribution of book income in excess of retained taxable income is subject to the Chilean Withholding Tax, but such distribution does not have a related credit. Under Chilean income tax law, for purposes of determining the level of the first category tax that has been paid by us, dividends generally are assumed to have been paid out of our oldest retained taxable profits. Enacted on September 29, 2014, Act No. 20,780 provides for the "Partially Integrated System" for corporate tax, implementing a gradual increase in the First Category Income tax rate, going from 20% to 21% for the 2014 business year, to 22.5% for the 2015 business year, to 24% for the 2016 business year, to 25.5% for the 2017 business year and to 27% starting the 2018 business year. Whether the first category tax is imposed or not, the effective overall combined rate of Chilean taxes imposed with respect to our distributed profits would be 35.0%. Nevertheless, in the case that the retained taxable profits or exempted profits as of December 31 of the year preceding a dividend are not sufficient to attribute to such dividend, we will make a withholding of 35.0% of the amount that exceeds those retained taxable or exempted profits. In case such withholding is determined to be excessive before the end of the year, there will be rights to file for the reimbursement of the excess withholding.

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

The tax basis of shares of common stock received in exchange for ADSs will be the acquisition value of such shares. The valuation procedure set forth in the deposit agreement, which has been analyzed by the Chilean Internal Revenue Service pursuant to Ruling Nº 324 of 1990, values shares of common stock that are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, generally will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into shares of common stock and sale of such shares of common stock for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile.

In the case where the sale of the shares is made on a day that is different from the date in which the exchange is recorded, capital gains subject to taxation in Chile may be generated. However, following Ruling N° 3708 of 1999 of the Chilean Internal Revenue Service, we will include in the deposit agreement a provision whereby the capital gain that may be generated if the exchange date is different from the date in which the shares received in exchange for ADSs are sold, will not be subject to taxation. Such provision states that in the event that the exchanged shares are sold by the ADS holders in a Chilean stock exchange on the same day in which the exchange is recorded in the shareholders’ registry of the issuer or within two business days prior to the date on which the sale is recorded in the shareholders’ registry, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction.

The exercise of preemptive rights relating to the shares of common stock will not be subject to Chilean taxation. Amounts received for the assignment of preemptive rights relating to the shares will be subject to both the first category tax and the Chilean Withholding Tax (the former being creditable against the latter to the extent described above).

The Chilean Internal Revenue Service has not enacted any rule nor issued any ruling about the applicability of the norms explained below (referred to as Laws Nº 19,738 and Nº 19,768) to the foreign holders of ADRs.

To the extent that our shares are actively traded on a Chilean stock exchange, foreign institutional investors who acquire our shares may benefit from a tax exemption included in an amendment to the Chilean Income Tax Law, Law Nº 19,738 published on June 19, 2001, as amended by Law Nº 20,448 published on August 13, 2010. The amendment established an exemption for the payment of income tax by foreign institutional investors, such as mutual funds, pension funds and others, that obtain capital gains in the sales through a Chilean stock exchange, a tender offer or any other system authorized by the SVS, of shares of publicly traded corporations that are significantly traded in stock exchanges.

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

Pursuant to the enacted amendment to the Chilean Income Tax Law published on November 7, 2001 (Law N° 19,768) as amended by Law Nº 19,801 published on April 25, 2002, as amended by Law Nº 20,448 published on August 13, 2010,  the sale and disposition of shares of Chilean public corporations which are actively traded on a Chilean stock exchange is not levied by any Chilean tax on capital gains if the sale or disposition was made:

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

In general, for U.S. federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the beneficial owners of the Common Stock represented by those ADSs.

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

Under current law, the U.S. dollar amount of dividends by an individual with respect to the ADSs will be subject to taxation at a maximum rate of 20% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2015 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2016 taxable year. Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) tax year.

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

Passive Foreign Investment Company Rules

In general, a foreign corporation is a PFIC with respect to a U.S. holder if, for any taxable year in which the U.S. holder holds stock in the foreign corporation, at least 75% of the foreign corporation’s gross income is passive income or at least 50% of the value of its assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties and gains from the disposition of investment assets (subject to various exceptions). Based upon our current and projected income, assets and activities, we do not expect the Common Stock or ADSs to be considered shares of a PFIC for our current fiscal year or for future fiscal years. However, because the determination of whether the Common Stock or ADSs constitute shares of a PFIC will be based upon the composition of our income, assets and the nature of our business, as well as the income, assets and business of entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that the Common Stock or ADSs will not be considered shares of a PFIC for any fiscal year. If the Common Stock or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC, unless such U.S. holder makes an election to be taxed currently on its pro rata portion of our income, whether or not such income is distributed in the form of dividends, or otherwise makes a “mark-to-market” election with respect to the Common Stock or ADSs as permitted by the Code. If we are deemed to be a PFIC for a taxable year, dividends on our Common Stock or ADSs would not be “qualified dividend income” eligible for preferential rates of U.S. federal income taxation.

A U.S. Holder who owns Common Stock or ADSs during any taxable year that we are a PFIC in excess of certain de minimis amounts and fails to qualify for certain other exemptions would be required to file IRS Form 8621. In addition, under certain circumstances, the temporary regulations also require a “United States person” (as such term is defined under the Code) that owns an interest in a PFIC as an indirect shareholder through one or more United States persons to file Form 8621 for any taxable year during which such indirect shareholder is treated as receiving an excess distribution in connection with the ownership or disposition of such interest, or reports income pursuant to mark-to-market election. U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to the Common Stock or ADSs.

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

Qualitative Information About Market Risk

Interest Rate Risk

As of December 31, 2015, we had a total of CLP 15,940 and CLP 4,266 million in debt indexed to London InterBank Offered Rate (“LIBOR”) and Buenos Aires Deposits of Large Amount Rate (“BADLAR”), respectively (CLP 13,691 million indexed to LIBOR as of December 31, 2014). Consequently, as of December 31, 2015, our financing structure consisted (without taking into account the cross currency interest rate swaps and cross interest rate swaps effects) of 12% (7% as of December 31, 2014) of debt with variable interest rates, and 88% (93% as of December 31, 2014) of debt with fixed interest rates.

To manage the interest rate risk, we have an interest rate administration policy that intends to reduce the volatility of our financial expenses, and to maintain an ideal percentage of our debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term debt, as well as derivative instruments such as cross currency interest rate swaps and cross interest rate swaps.

As of December 31, 2015, after considering the effect of cross currency interest rate swaps and cross interest rate swaps, 97% (100% in 2014) of our debt had fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2015, including exchange rates, interest rates, maturities and effective interest rates are detailed in Note 27 to our audited financial statements included elsewhere in this Form 20-F.

Commodity and Raw Material Price Sensitivity

The principal commodity price sensitivity faced by us relate to fluctuations in: 1) prices and supply of barley, malt and cans, which we use for the production of beer, 2) prices of concentrates, sugar and plastic resin, which we use for the production and packaging of soft drinks, and 3) prices of bulk wine and grapes, which we use for the manufacturing of wine and spirits.

Barley, malt and cans. In Chile, we obtain our supply of barley and malt from local producers and in the international market. Long-term supply agreements are entered into with local producers, where the barley price is set annually according to the market price, which is used to determine the malt price as per the agreements’ algorithms. The purchases and commitments expose the Company to risk regarding the fluctuation of commodity prices.

During 2015, we purchased 53,890 tons of malt (37,315 tons in 2014) and 46,620 tons of barley (52,720 tons in 2014). In Argentina we acquire malt only from local sources. Such raw materials represent approximately 9% (12% in 2014 and 2013) of the direct cost for the Chile Operating segment.

Of the cost of Chile Operating segment, the cost of cans represents approximately 12% of the direct cost (12% in 2014 and 16% in 2013). Meanwhile in International Business Operating segment the cans cost represent approximately 30% of the direct cost of raw materials in 2015 (20% in 2014 and 22% in 2013). See “Item 4: Information on the Company – Business Overview – Raw Materials and other Supplies”. We do not hedge these transactions. Rather, we negotiate yearly contracts with malt suppliers.

Concentrates, sugar and plastic resin. The principal raw material used in the production of non-alcoholic beverages are concentrates, which are mainly acquired from licensees, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks with regards to these raw materials, which jointly represent 29% (29% in 2014 and 27% in 2013) of the direct cost for the Chile Operating segment. See “Item 4: Information on the Company – Business Overview – Raw Materials and other Supplies”. We do not hedge these transactions.

Grapes and wine. The principal raw materials used by our wine subsidiary VSPT in the production of wine are its own harvested grape as well as purchased grapes and wine. VSPT obtains approximately 49% of the grapes used for export wines from its own vineyards, thereby reducing grape price volatility and ensuring quality consistency. Approximately 12% of the grape supply for the production of the wine sold in the domestic market is purchased from third parties. During 2015, VSPT purchased 55% of the necessary grapes and wine on the basis of yearly contracts at fixed prices from third parties. Spot transactions for wine are executed from time to time depending on additional wine needs. “Item 4: Information on the Company – Business Overview – Raw Materials and other Supplies.”

Exchange Rate Sensitivity

We are exposed to exchange rate risks resulting from: a) our net exposure of foreign currency assets and liabilities, b) exports sales, c) the purchase of raw material, products and capital investments effected in foreign currencies, or indexed to such currencies, and d) the net investment of subsidiaries in Argentina, Uruguay and Paraguay, of associated in Bolivia and of joint venture in Colombia. Our greatest exchange rate risk exposure is the variation of the Chilean peso as compared to the U.S. dollar, euro, argentine peso, uruguayan peso, paraguayan guaraní, bolivians and colombian peso.

As of December 31, 2015, we maintained in Chile foreign currency liabilities amounting to CLP 49,786 million (CLP 46,780 million as of December 31, 2014), mostly denominated in U.S. dollars. Obligations with financial institutions and bonds in foreign currency (CLP 16,626 million as of December 31, 2015 and CLP 19,839 million as of December 31, 2014) represent 10% (11% as of December 31, 2014) of the total of such liabilities. The remaining 90% (89% as of December 31, 2014) is denominated mainly in inflation-indexed Chilean pesos. In addition, the Company maintains current foreign currency assets for CLP 72,888 million (CLP 57,087 million as of December 31, 2014) that mainly correspond to exports in accounts receivable.

Regarding the foreign subsidiaries operations, the net exposure liability in U.S. dollars and other currencies amounted to CLP 1,368 million as of December 31, 2015 (CLP 1,932 million as of December 31, 2014).

To protect the value of the foreign currency assets and liabilities net position of our Chilean operations, we enter into derivative agreements (currency forwards) to hedge against any variation in the Chilean peso as compared to other currencies.

As of December 31, 2015, net exposure in foreign currencies of our Chilean operations, after the use of derivative instruments, amounted to a liability of CLP 757 million (CLP 2,588 million as of December 31, 2014).

In 2015, of our total sales, 8% (8% in 2014 and 2013) corresponded to export sales made in foreign currencies, mainly U.S. dollars, euros and pounds sterling, and of the total costs, 54% (55% in 2014 and 57% in 2013) correspond to raw material and product purchases in foreign currencies, or indexed to such currencies. We do not actively hedge the variations in the expected cash flows from such transactions.

On the other hand, we are exposed to exchange rate movements related to the conversion from argentine pesos, uruguayan pesos, paraguayan guaranis, bolivians and colombian pesos to chilean pesos in the income, assets and liabilities of our subsidiaries in Argentina, Uruguay and Paraguay, associated in Bolivia and joint venture in Colombia. We do not actively hedge the risks related to this conversion at our subsidiaries, the effects of which are recorded in Equity.

As of December 31, 2015, the net investment in foreign subsidiaries, associated and joint ventures amounted to CLP 133,555 million, CLP 14,277 million and CLP 18,719 million, respectively (CLP 127,753 million, CLP 12,758 million and CLP 1,445 million as of December 31, 2014).

Quantitative Information About Market Risk

Interest Rate Sensitivity

Most of our debt is at a fixed interest rate, so it is not mainly exposed to fluctuations in interest rates. As of December 31, 2015, our interest-bearing debt amounted to CLP 168,118 million (see note 27 to the consolidated financial statements), 88% of which was fixed debt and 12% of which was variable-rate debt.

The following table summarizes debt obligations with interest rates by maturity date, the related weighted-average interest rates and fair values:

Interest - Bearing Debts as of December 31, 2015
(millions of Ch$, except percentages)

		Contractual Maturity Date
			2016	2017	2018	2019	2020	Thereafter	Total	Fair Value
Interest bearing liabilities
Fixed rate
Ch$ (UF) (1)	Bonds and Banks		7,491	8,746	8,710	18,274	8,334	93,614	145,169	119,742
	Average interest rate		4.5%	4.5%	4.5%	4.6%	4.8%	4.8%

Ch$			6,437	18,135	1,023	1.023	1,023	-	27,640	26,608
	Average interest rate		6.1%	6.5%	5.2%	5.2%	5.1%

US$			690	-	-	-	-	-	690	689
	Average interest rate		3.2%

Argentine pesos			12,933	6,855	1,722	530	-	-	22,040	17,274
	Average interest rate		24.8%	23.8%	21.3%	15,0%

Uruguayan pesos			345	851	851	-	-	-	2,047	2,047
	Average interest rate		6.0%	6.0%	6.0%

Variable rate
US$			10,564	126	5,663	-	-	-	16,354	15,946
	Average interest rate	Libor +	1.6%	1.1%	1.1%

Argentine pesos			1,905	1,661	1,098	805	-	-	5,469	4,266
	Average interest rate	Badlar +	25.2%	25.19%	25.2%	25.2%

Non interest bearing liabilities
Derivate Contract
Cross Interest Rate Swap:
Receive US$ at Libor + 1.46			7,254	-	-	-	-	-	7,254	7,227
Pay US$ at 3.6%			7,362	-	-	-	-	-	7,362	7,335
Forwards			171	-	-	-	-	-	171	171

(1) UF as of Dec 31, 2015

Commodity Price Sensitivity

The major commodity price sensitivity faced by us relate to fluctuations in malt prices.

The following table summarizes information about our malt (includes barley), sugar and bulk wine inventories and futures contracts that are sensitive to changes in commodity prices, mainly malt prices. For inventories, the table presents the carrying amount and fair value of the inventories and contracts as of December 31, 2015. For these contracts the table presents the notional amount in tons, the weighted average contract price, and the total dollar contract amount by expected maturity date.

Commodity Price Sensitivity as of December 31, 2015

	Carrying Amount						Fair Value
On Balance Sheet Position
Malt inventory (millions of CLP)	16,421						16,421
Bulk wine inventory - raw material (millions of CLP)	30,337						30,337

	Expected Maturity						Fair Value
	2016	2017	2018	2019	2020	Thereafter
Purchase Contracts
Malt:
Fixed Purchase Volume (tons)	129,556	131,782	135,033	136,683	22,817	-
Weighted Average Price (US$ per ton)(*)	575	575	575	575	575	-
Contract Amount (thousands of US$)	74,495	75,775	77,644	78,593	13,120	-	308,143
Sugar:
Fixed Purchase Volume (tons)	75,000	-	-	-	-	-
Weighted Average Price (US$ per ton)(*)	550	-	-	-	-	-
Contract Amount (thousands of US$)	41,250	-	-	-	-	-	40,900
Grapes:
Fixed Purchase Volume (tons)	30,044	16,781	13,806	2,772	1,477	252
Weighted Average Price (CLP per kg.)(*)	218	226	216	398	529	990
Contract Amount (millions of CLP)	6,543	3,790	2,982	1,103	781	250	15,732
Wine:
Fixed Purchase Volume (tons)	16,750	-	-	-	-	-
Weighted Average Price (CLP per liter)(*)	219	-	-	-	-	-
Contract Amount (millions of CLP)	3,666	-	-	-	-	-	3,666

(*) Weighted average price estimation is calculated based on expected market prices. Prices to be paid by us are adjusted based on current market conditions.

As of December 31, 2015 we had malt and barley purchase contracts for US$54.8 million in Chile, compared with US$46.6 million as of December 31, 2014.

Exchange Rate Sensitivity

The major exchange rate risk faced by us is the variation of the Chilean peso against the U.S. dollar.

A portion of our subsidiaries operating results, assets and liabilities are in currencies that differ from our functional currencies. However, since some of their operating revenues, costs and expenses are in the same currency, this can create a partial natural hedge. For the portion that is not naturally hedged of operations in Chile we enter into derivative agreements (currency forwards) to mitigate any variation in the Chilean peso as compared to other currencies.

The following table summarizes our debt obligations, cash and cash equivalents, accounts receivable, accounts payable and derivative contracts in foreign currencies as of December 31, 2015 in millions of Chilean pesos, according to their maturity date, weighted-average interest rates and fair values:

Exchange Rate Sensitivity as of December 31, 2015
(millions of Ch$, except percentages and exchange rate)

	Contractual Maturity Date
	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value
Debt Obligations
Variable rate (US$)
Short and medium term	10,564	126	5,663	-	-	-	16,354	15,946
Average int.rate Libor +	1.64%	1.1%	1.1%
Fixed rate (US$)
Short term	690	-	-	-	-	-	690	689
Interest rate	3.2%

Cash and Cash
Equivalents (1)
US$	5,386						5,386	5,386
Others	1,315						1,315	1,315
TOTAL	6,701						6,701	6,701

Accounts Receivable (1)
US$	25,499						25,499	25,499
EUR	7,463						7,463	7,463
Others	1,777						1,777	1,777
TOTAL	34,739						34,739	34,739

Accounts Payable (1)
US$	18,669						18,669	18,669
EUR	6,403						6,403	6,403
Others	424						424	424
TOTAL	25,496						25,496	25,496

(1) Figures as of December 31, 2015.

	Contractual Maturity Date
Notional	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value
amount
Derivate Contracts (in
millions of Ch$)
Receive US$	19,840	126	5,663	-	-	-	25,630	25,410
Pay US$	7,479	-	-	-	-	-	7,479	7,452
Receive EUR	58	-	-	-	-	-	58	58
Pay EUR	2,612	60	5,452	-	-	-	8,124	8,142
Receive Others	32	-	-	-	-	-	32	32
Pay Others	2	-	-	-	-	-	2	2

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

12.D.4. Depositary Payments

In 2015, the following reimbursements were made by JPMorgan, pursuant to the corresponding tax retention, in connection with our ADR program:

Expenses	amount in thousands US$ (*)

Documents Edgard and filing	4.8
FASB fee	0.7
PCAOB fee	5.5
Teleconferencing	5.5
Legal advise related to 20-F preparation & filing	86.0
Software and licenses subscription Fee	15.3
Representative Fees	2.1

Total	120.0

(*) includes 30% tax retention

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15: Controls and Procedures

(a) Controls and Procedures. The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2015. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2015.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting. Our management, including our CEO and CFO, are responsible for establishing and maintaining adequate internal controls over financial reporting and has assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2015 our internal control over financial reporting is effective.

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

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears herein.

(c) Attestation Report of the Registered Public Accounting Firm. See page F-2 of our audited consolidated financial statements.

(d) Changes in Internal Control over Financial Reporting. There has been no change in our internal control over financial reporting during 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Due to the resignation of Mr. Philippe Pasquet of his position as director of the Company, effective as of June 30, 2015, at the board of directors´ meeting held on June 7, 2015, Mr. Jorge Luis Ramos Santos was appointed as a member of the audit committee, to replace Mr. Pasquet. Additionally, at the board of directors´ meeting held on July 7, 2015, director Mr. Carlos Molina was appointed to the audit committee on an observer status.

Finally, at the board of directors´ meeting held on April 13, 2016, following the election of a new board at the shareholders´ meeting held the same day, the board of directors appointed directors Messrs. Vittorio Corbo and Carlos Molina to our audit committee. Mr. Corbo and Mr. Molina meet the independence criteria under the Exchange Act and under the NYSE Rules. The board of directors also resolved that directors Messrs. José Miguel Barros and Francisco Pérez shall participate in the audit committee´s meetings as observers.

We do not have an audit committee financial expert serving on our audit committee, as such term is defined under Item 407 of Regulation S-K. We do not have an audit committee financial expert because we are not required to appoint one under Chilean law.

ITEM 16B: Code of Ethics

We have adopted a Code of Business Conduct that applies to all of our executive officers and employees. Our Code of Business Conduct is available on our website at www.ccu.cl or www.ccuinvestor.com. Our code of ethics was updated on March 4, 2014 and no waivers, either explicit or implicit, of provisions of the code of ethics have been granted to the Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer. The information on our website is not incorporated by reference into this document.

In December 2013, we adopted a Code of Conduct of the board of directors that applies to all of the members of our board of directors, which was updated in July and December 2015. This Code of Conduct is available on our website at www.ccu.cl or www.ccuinvestor.com. The Code of Conduct sets forth certain basic principles intended to guide the actions of our directors, as well as certain procedures, policies and corporate governance best practices. The Code of Conduct covers matters of confidentiality, access to independent experts, orientation of newly elected directors and review of information regarding candidates for election to the board of directors. The Code of Conduct also establishes rules and procedures regarding conflicts of interest. The information on our website is not incorporated by reference into this document.

ITEM 16C: Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2014 and 2015:

	2014	2015
Audit Fees	462	487
Audit-Related Fees	0	0
Tax Fees	0	8
All Other Fees	2	11
Total Fees	464	506

“Audit fees” in the above table are the aggregate fees billed by PricewaterhouseCoopers in connection with the review and audit of our semi-annual and annual consolidated financial statements, as well as the review of other fillings. “All Other Fees” are fees billed by PricewaterhouseCoopers associated to expenses related to Due Diligence during 2015.

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

ITEM 16F: Change in Registrant’s Certifying Accountants

i) Pursuant to the Chilean Corporations Act the Company is obliged to elect on an annual basis its principal accountant. The election takes place at the annual shareholders´ meeting. The audit committee and the directors committee independently submitted to the board of directors their proposal for the election of the principal accountant for fiscal year 2016. The board of directors´ at its meeting held on January 5, 2016 agreed to propose to the annual shareholders´ meeting of April 13, 2016 two candidates: KPMG Auditores Consultores Ltda (“KPMG”) was proposed in first place, and Pricewaterhouse Coopers Consultores Auditores y Compañía Limitada (“PwC Chile”), in second place. At the referred annual shareholders´ meeting held April 13, 2016, KPMG was elected as principal accountant for the fiscal year 2016. As a consequence, PwC Chile was dismissed as our independent registered public accounting firm on April 13, 2016. Such dismissal becomes effective upon completion by PwC Chile of its procedures on the filing of Form 20-F for the year ended December 31, 2015. PwC Chile served as the company´s independent registered public accounting firm for the fiscal years 2015 and 2014.

(ii) The reports of PwC Chile on the financial statements for the fiscal years ended December 31, 2015 and 2014 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

(iii) During the fiscal years ended December 31, 2015 and 2014 and the subsequent interim period through April 13, 2016, there have been no disagreements with PwC Chile on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC Chile would have caused them to make reference thereto in their reports on the financial statements for such years.

(iv) During the fiscal years ended December 31, 2015 and 2014 and the subsequent interim period through April 13, 2016, there have been no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

(v) The Registrant has requested that PwC Chile furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated April 26, 2016, is filed as Exhibit 15.2 to this Form 20-F.

During the fiscal years ended December 31, 2015 and 2014 and the subsequent interim period through April 13, 2016,  the registrant has not consulted with KPMG regarding any matters described in Item 16F(a)(2)(i) and Item 16F(a)(2)(ii) of Form 20-F.

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

Under the Chilean Corporations Act an open-stock corporation must have at least one independent director (out of a minimum of seven directors) when its market capitalization reaches or exceeds 1.5 million Unidades de Fomento (as of March 31, 2016 approximately CLP 38,718 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares. In addition, the Chilean Corporations Act enumerates a number of relationships that preclude independence. Chilean law also establishes a number of principles of general applicability designed to avoid conflicts of interests and to establish standards for related party transactions. Specifically, directors elected by a group or class of shareholders have the same duties to the company and to the other shareholders as the rest of the directors, and all transactions with the company in which a director has an interest must be in the interest of and for the benefit of the company, relative in price, terms and conditions to those prevailing in the market at the time of its approval and comply with the requirements and procedures set forth in Chapter XVI of the Chilean Corporations Act. See “Item 7: Major Shareholders and Related Party Transactions.”

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

Pursuant to NYSE Rule 303A.06, we must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005. At the board of directors´ meeting of April 10, 2013, following the election of a new board at the shareholders´ meeting, the board of directors appointed the following directors to our audit committee: Vittorio Corbo and Philippe Pasquet. Mr. Pasquet and Mr. Corbo meet the independence criteria under the Exchange Act and under the NYSE Rules. The board of directors also resolved that directors Messrs. Jorge Luis Ramos and Francisco Pérez shall participate in our audit committee´s meetings as observers.

Due to the resignation of Mr. Philippe Pasquet of his position as director of the Company, effective as of June 30, 2015, at the board of directors´ meeting held on June 7, 2015, Mr. Jorge Luis Ramos Santos was appointed as a member of the audit committee, to replace Mr. Pasquet. Additionally, at the board of directors´ meeting held on July 7, 2015, director Mr. Carlos Molina was appointed to the audit committee on an observer status.

Finally, at the board of directors´ meeting held on April 13, 2016, following the election of a new board at the shareholders´ meeting, the board of directors appointed directors Messrs. Vittorio Corbo and Carlos Molina to our audit committee. Mr. Corbo and Mr. Molina meet the independence criteria under the Exchange Act and under the NYSE Rules. The board of directors also resolved that directors Messrs. José Miguel Barros and Francisco Pérez shall participate in the audit committee´s meetings as observers.

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

Chilean law does not require that such corporate governance guidelines be adopted. Director responsibilities and access to management and independent advisors are directly provided for by applicable law. Director compensation is determined by the annual meeting of shareholders pursuant to applicable law. As a foreign private issuer, we may follow Chilean practices and are not required to adopt corporate governance guidelines. Pursuant to SVS rules, the company is only required to disclose whether or not it has adopted corporate governance guidelines regarding, among others, the matters referred to above.

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

See Annex for the Financial Statements.

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

12.1       Certification of Chief Executive Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2       Certification of Chief Financial Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1       Certification of Chief Executive Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2       Certification of Chief Financial Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1    Consent of PricewaterhouseCoopers.

15.2     Letter of PricewaterhouseCoopers regarding disclosure in Item 16.F. Change in Registrant´s Certifying Accountant

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Compañía Cervecerías Unidas S.A.

By: /s/ Patricio Jottar
Name: Patricio Jottar
Title: Chief Executive Officer

Date: April 29, 2016

CCU - Management’s Report on Internal Controls over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal controls over financial reporting and has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2015, our internal control over financial reporting is effective.

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

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by PwC Chile, an independent registered public accounting firm, as stated in their report which appears herein.

There has been no change in our internal control over financial reporting during 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

By:         /s/__________________

                Chief Executive Officer

                /s/  _________________

                Chief Financial Officer

Dated:  February 29, 2016

Distribution:

Investor Relation Manager

PwC Chile

Chief Financial Officer

Legal Affairs Manager

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Compañía Cervecerías Unidas S.A. and its subsidiaries at December 31, 2015 and December 31, 2014 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

PwC Chile, Av. Andrés Bello 2711 - piso 5, Las Condes – Santiago, Chile
RUT: 81.513.400-1 | Teléfono: (56 2) 2940 0000 | www.pwc.cl

INDEX

CONSOLIDATED STATEMENT OF FINANCIAL POSITION		4
CONSOLIDATED STATEMENT OF FINANCIAL POSITION		5
CONSOLIDATED STATEMENT OF INCOME		6
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME		7
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY		8
CONSOLIDATED STATEMENT OF CASH FLOW		9
NOTE 1 GENERAL INFORMATION		10
NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES		15
2.1	Basis of preparation	15
2.2	Basis of consolidation	16
2.3	Financial information as per operating segments	17
2.4	Foreign currency and unidad de fomento (Adjustment unit)	17
2.5	Cash and cash equivalents	18
2.6	Other finantial assets	18
2.7	Financial instruments	19
2.8	Financial asset impairment	21
2.9	Inventories	21
2.10	Biological current assets	21
2.11	Other non-financial assets	21
2.12	Property, plant and equipment	21
2.13	Leases	22
2.14	Investment property	23
2.15	Intangible assets other than goodwill	23
2.16	Goodwill	23
2.17	Impairment of non-financial assets other than goodwill	24
2.18	Assets of a disposal group held for sale	24
2.19	Income taxes	24
2.20	Employees benefits	25
2.21	Provisions	25
2.22	Revenue recognition	25
2.23	Commercial agreements with distributors and supermarket chains	26
2.24	Cost of sales of products	26
2.25	Other expenses by function	26
2.26	Distribution expenses	26
2.27	Administration expenses	27
2.28	Environment liabilities	27
2.29	Reclassification to the Consolidated Financial Statements of previous years	27
NOTE 3 ESTIMATES AND APPLICATION OF PROFESSIONAL JUDGMENT		29
NOTE 4 ACCOUNTING CHANGES		29
NOTE 5 RISK ADMINISTRATION		30
NOTE 6 FINANCIAL INSTRUMENTS		36
NOTE 7 FINANCIAL INFORMATION AS PER OPERATING SEGMENTS		42
NOTE 8 BUSINESS COMBINATIONS		49
NOTE 9 NET SALES		49
NOTE 10 NATURE OF COST AND EXPENSE		50
NOTE 11 FINANCIAL RESULTS		50

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Assets) (Figures expressed in thousands of Chilean pesos)

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS	Notes	As of December 31, 2015	As of December 31, 2014 (Restated) (*)	As of January 1, 2014 (Restated) (*)
		ThCh$	ThCh$	ThCh$
Current assets
Cash and cash equivalent	14	192,554,239	214,774,876	408,853,267
Other financial assets	6	13,644,105	6,483,652	4,468,846
Other non-financial assets	19	17,654,373	18,558,445	21,495,398
Accounts receivable-trade and other receivables	15	252,225,937	238,602,893	211,504,047
Accounts receivable from related companies	16	4,788,930	11,619,118	9,610,305
Inventories	17	174,227,415	167,545,598	146,955,193
Biological current assets	18	7,633,340	7,633,591	6,130,652
Taxes receivables	26	15,264,220	19,413,414	9,139,406
Total current assets different from assets of disposal group held for sale		677,992,559	684,631,587	818,157,114
Assets of disposal group held for sale	25	6,319,316	758,760	339,901
Total assets of disposal group held for sale		6,319,316	758,760	339,901
Total current assets		684,311,875	685,390,347	818,497,015

Non-current assets
Other financial assets	6	80,217	343,184	38,899
Other non-financial assets	19	27,067,454	5,828,897	15,281,111
Accounts receivable from related companies	16	445,938	522,953	350,173
Investments accounted by equity method	20	49,995,263	31,998,620	17,563,028
Intangible assets other than goodwill	21	64,120,426	68,656,895	64,033,931
Goodwill	22	83,300,573	86,779,903	81,872,847
Property, plant and equipment (net)	23	872,667,210	851,255,642	698,656,429
Investment property	24	6,838,002	7,917,613	6,901,461
Deferred tax assets	26	34,529,593	30,207,019	24,525,361
Total non-current assets		1,139,044,676	1,083,510,726	909,223,240
Total Assets		1,823,356,551	1,768,901,073	1,727,720,255

(*) See Note 2,29 and 4.

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Liabilities and Equity) (Figures expressed in thousands of Chilean pesos)

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY	Notes	As of December 31, 2015	As of December 31, 2014 (Restated) (*)	As of January 1, 2014 (Restated) (*)
LIABILITIES		ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	27	43,973,991	65,318,293	120,488,188
Accounts payable-trade and other payables	28	227,736,803	203,782,805	183,508,115
Accounts payable- to related companies	16	11,624,218	10,282,312	7,286,064
Other short-term provisions	29	503,440	410,259	833,358
Tax liabilities	26	12,198,024	11,697,135	10,916,865
Employee benefits provisions	31	21,712,059	17,943,771	20,217,733
Other non-financial liabilities	30	70,942,144	68,896,763	65,878,578
Total current liabilities		388,690,679	378,331,338	409,128,901
Non-current liabilities
Other financial liabilities	27	136,926,545	134,534,557	142,763,030
Others accounts payable	28	1,645,098	369,506	841,870
Accounts payable to related companies	16	-	-	377,020
Other long-term provisions	29	1,476,518	2,209,832	2,135,122
Deferred tax liabilities	26	88,146,963	87,518,700	73,033,414
Employee benefits provisions	31	18,948,603	17,437,222	15,196,620
Total non-current liabilities		247,143,727	242,069,817	234,347,076
Total liabilities		635,834,406	620,401,155	643,475,977

EQUITY
Equity attributable to equity holders of the parent	33
Paid-in capital		562,693,346	562,693,346	562,693,346
Other reserves		(103,226,416)	(75,050,544)	(65,881,809)
Retained earnings		598,349,442	537,945,375	491,864,319
Subtotal equity attributable to equity holders of the parent		1,057,816,372	1,025,588,177	988,675,856
Non-controlling interests	32	129,705,773	122,911,741	95,568,422
Total Shareholders' Equity		1,187,522,145	1,148,499,918	1,084,244,278
Total Liabilities and Shareholders' Equity		1,823,356,551	1,768,901,073	1,727,720,255

(*) See Note 2,29 and 4.

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF INCOME

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2015	2014	2013
		ThCh$	ThCh$	ThCh$
Net sales	9	1,498,371,715	1,297,966,299	1,197,226,510
Cost of sales	10	(685,075,251)	(604,536,815)	(536,696,634)
Gross margin		813,296,464	693,429,484	660,529,876
Other income by function	12	6,577,244	25,463,716	5,508,863
Distribution costs	10	(277,599,722)	(240,848,630)	(221,701,175)
Administrative expenses	10	(128,135,799)	(110,014,716)	(93,289,698)
Other expenses by function	10	(209,201,189)	(188,109,562)	(162,782,032)
Other gains (losses)	13	8,512,000	4,036,939	958,802
Income from operational activities		213,448,998	183,957,231	189,224,636
Financial Income	11	7,845,743	12,136,591	8,254,170
Financial costs	11	(23,101,329)	(22,957,482)	(24,084,226)
Equity and income of joint ventures and associated	20	(5,228,135)	(898,607)	308,762
Foreign currency exchange differences	11	957,565	(613,181)	(4,292,119)
Result as per adjustment units	11	(3,282,736)	(4,159,131)	(1,801,765)
Income before taxes		190,640,106	167,465,421	167,609,458
Income taxes	26	(50,114,516)	(46,673,500)	(34,704,907)
Net income of year		140,525,590	120,791,921	132,904,551

Net income attibutable to:
Equity holders of the parent		120,808,135	106,238,450	123,036,008
Non-controlling interests	32	19,717,455	14,553,471	9,868,543
Net income of year		140,525,590	120,791,921	132,904,551
Net income per share (Chilean pesos) from:
Continuing operations		326.95	287.52	370.81
Diluted earnings per share (Chilean pesos) from:
Continuing operations		326.95	287.52	355.57

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the years ended December 31,
		2015	2014	2013
		ThCh$	ThCh$	ThCh$
Net income of year		140,525,590	120,791,921	132,904,551
Other income and expenses charged or credited againts equity
Cash flow hedges (1)	33	80,693	(155,258)	256,592
Exchange differences of foreign subsidiaries (1)	33	(29,678,944)	(4,629,683)	(17,054,187)
Gains (losses) from defined plans	33	(939,433)	(1,884,054)	(469,987)
Income tax related with cash flow hedge (1)	33	(17,563)	39,470	(51,304)
Income tax relating to defined benefit plans	33	314,541	501,689	105,151
Total other comprehensive income and expense		(30,240,706)	(6,127,836)	(17,213,735)
Comprehensive income and expense		110,284,884	114,664,085	115,690,816
Comprehensive income originated by:
Equity holders of the parent (2)		92,606,720	97,067,296	107,443,199
Non-controlling interests		17,678,164	17,596,789	8,247,617
Comprehensive income and expense		110,284,884	114,664,085	115,690,816

(1)     These items will be reclassified to Consolidated Statement of Income when they are settled.

(2)     Corresponds to the income for the year where no income or expenses have been recorded directly against shareholder´s equity.

.

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Changes in Equity (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

STATEMENT OF CHANGES IN EQUITY	Paid in capital		Other reserves				Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Shares premium	Currency translation difference	Hedge reserves	Actuarial gains and losses on defined benefit plans reserves	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2013	215,540,419	15,479,173	(44,675,962)	(98,990)	-	(3,371,276)	430,346,315	613,219,679	97,298,607	710,518,286
Changes
Interim dividends (1)	-	-	-	-	-	-	(23,278,681)	(23,278,681)	-	(23,278,681)
Interim dividends according to policy (2)	-	-	-	-	-	-	(38,239,323)	(38,239,323)	-	(38,239,323)
Other increase (decrease) in Equity (5)	-	-	-	-	-	-	-	-	(4,961,354)	(4,961,354)
Effects business combination	-	-	-	-	-	-	-	-	3,138,195	3,138,195
Other increase (decrease) in Equity (4)	15,479,173	(15,479,173)	-	-	-	-	-	-	-	-
Increase (decrease) through changes in ownership interests in subsidaries that do not result in loss of control (3)	-	-	-	-	-	2,867,444	-	2,867,444	(8,154,643)	(5,287,199)
Issuance Equity (4)	331,673,754	-	-	-	-	(5,010,216)	-	326,663,538	-	326,663,538
Comprehensive income and expense	-	-	(15,408,235)	164,099	(348,673)	-	123,036,008	107,443,199	8,247,617	115,690,816
Total changes in equity	347,152,927	(15,479,173)	(15,408,235)	164,099	(348,673)	(2,142,772)	61,518,004	375,456,177	(1,730,185)	373,725,992
AS OF DECEMBER 31, 2013	562,693,346	-	(60,084,197)	65,109	(348,673)	(5,514,048)	491,864,319	988,675,856	95,568,422	1,084,244,278
Balanced as of January 1, 2014	562,693,346	-	(60,084,197)	65,109	(348,673)	(5,514,048)	491,864,319	988,675,856	95,568,422	1,084,244,278
Changes
Interim dividends (1)	-	-	-	-	-	-	(23,278,681)	(23,278,681)	-	(23,278,681)
Interim dividends according to policy (2)	-	-	-	-	-	-	(36,500,001)	(36,500,001)	-	(36,500,001)
Other increase (decrease) in Equity (3)	-	-	-	-	-	2,419	(378,712)	(376,293)	(8,594,222)	(8,970,515)
Effects business combination	-	-	-	-	-	-	-	-	18,340,752	18,340,752
Comprehensive income and expense	-	-	(7,698,661)	(108,479)	(1,364,014)	-	106,238,450	97,067,296	17,596,789	114,664,085
Total changes in equity	-	-	(7,698,661)	(108,479)	(1,364,014)	2,419	46,081,056	36,912,321	27,343,319	64,255,640
AS OF DECEMBER 31, 2014	562,693,346	-	(67,782,858)	(43,370)	(1,712,687)	(5,511,629)	537,945,375	1,025,588,177	122,911,741	1,148,499,918
Balanced as of January 1, 2015	562,693,346	-	(67,782,858)	(43,370)	(1,712,687)	(5,511,629)	537,945,375	1,025,588,177	122,911,741	1,148,499,918
Changes
Interim dividends (1)	-	-	-	-	-	-	(24,387,190)	(24,387,190)	-	(24,387,190)
Interim dividends according to policy (2)	-	-	-	-	-	-	(36,016,878)	(36,016,878)	-	(36,016,878)
Other increase (decrease) in Equity (5)	-	-	-	-	-	25,543	-	25,543	(10,884,132)	(10,858,589)
Comprehensive income and expense	-	-	(27,652,528)	40,844	(589,731)	-	120,808,135	92,606,720	17,678,164	110,284,884
Total changes in equity	-	-	(27,652,528)	40,844	(589,731)	25,543	60,404,067	32,228,195	6,794,032	39,022,227
AS OF DECEMBER 31, 2015	562,693,346	-	(95,435,386)	(2,526)	(2,302,418)	(5,486,086)	598,349,442	1,057,816,372	129,705,773	1,187,522,145

(1)     Related to declared dividends at December 31 of each year and paid during January of the following year, as agreed by the Board of Directors.

(2)     Corresponds to the differences between CCU’s policy to distribute a minimum dividend of at least 50% of the income (Note 33) based on the local statutory reported to SVS and the interim dividends declared at December 31 of each year.

(3)     In 2013, the Company acquired additional interests in Viña San Pedro Tarapacá S.A. with a carrying value to ThCh$ 8,153,946 resulting in an increase to Other reserves of ThCh$ 2,526,520 Note 1 (1). Additionally, as a part of the balance of 2013 recorded ThCh$ 341,169 related to an increase in additional interest in Saenz Briones & Cía S.A.I.C.

(4)     See Note 33, paid in capital.

(5)     Mainly related to dividends to Non-controlling interest.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Cash Flow (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CASH FLOW

CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the years ended as of December 31,
		2015	2014	2013
		ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operational activities
Collection classes:
Proceeds from goods sold and services rendered		1,770,338,769	1,584,494,230	1,464,286,085
Other proceeds from operating activities		20,467,143	30,247,374	19,057,966
Types of payments:
Payments of operating activities		(1,120,571,275)	(1,051,616,618)	(950,888,252)
Payments of salaries		(178,915,580)	(171,898,347)	(145,277,349)
Other payments for operating activities		(220,365,087)	(162,644,788)	(154,495,134)
Dividends received		45,492	75,169	95,463
Interest paid		(19,813,502)	(20,757,207)	(21,112,371)
Interest received		6,476,628	10,763,936	8,244,764
Income tax reimbursed (paid)		(44,584,176)	(44,208,661)	(26,390,153)
Other cash movements	13	6,432,460	(833,425)	634,480
Net cash flows from (used in) operational activities		219,510,872	173,621,663	194,155,499

Cash flows from (used in) investing activities
Cash flows used for control of subsidaries or other businesses	14	-	(8,369)	(14,566,278)
Cash flows used in the purchase of non-controlling interests	14	(1,921,245)	(13,776,885)	-
Proceeds from payments of Associates		6,709,845	-	-
Other payments to acquire interests in joint ventures	14	(42,163,032)	(1,445,478)	-
Proceeds from sale of property, plan and equipment		2,776,474	2,587,448	1,740,687
Acquisition of property, plant and equipment		(129,668,910)	(227,863,039)	(122,451,045)
Purchases of intangibles assets		(2,062,012)	(2,217,113)	(2,107,984)
Other cash movements		518,711	3,753,297	466,710
Net cash flows from (used in) investing activities		(165,810,169)	(238,970,139)	(136,917,910)

Cash flows from (used in) financing activities
Payments for changes in ownership interests in subsidaries	14	-	-	(5,627,425)
Proceeds from long-term loans		19,570,689	15,482,763	10,852,892
Porceeds from short-term loans		23,358,700	21,882,842	12,040,310
Total amount from loans		42,929,389	37,365,605	22,893,202
Loan payments		(54,797,023)	(20,766,024)	(22,343,703)
Proceeds from issuing shares		-	-	326,663,538
Payments of finance lease liabilities		(1,697,649)	(1,745,210)	(1,641,370)
Payments of loan from related entities		(601,494)	(223,225)	(1,479,201)
Dividends paid		(66,147,145)	(65,315,914)	(63,680,979)
Other cash movements		(2,525,569)	(81,470,807)	(3,162,277)
Net cash flows from (used in) financing activities		(82,839,491)	(132,155,575)	251,621,785

Net increase (decrease) in cash equivalents, before the effect of changes in exchange rate		(29,138,788)	(197,504,051)	308,859,374
Effects of changes in exchange rates on cash and cash equivalents		6,918,151	3,425,660	(2,343,382)

Cash and cash equivalents, initial balance		214,774,876	408,853,267	102,337,275
Cash and cash equivalents, final balance	14	192,554,239	214,774,876	408,853,267

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 1 General Information

Compañía Cervecerías Unidas S.A. (CCU, or the Company or the Parent Company) was incorporated in Chile as an open stock company, and it is registered in the Securities Record of the Superintendencia de Valores y Seguros de Chile (Local Superintendence of Equity Securities, SVS) under Nº 0007, consequently, the Company is subject to Regulation by the SVS. The Company’s shares are quoted in Chile on the Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and it quotes its American Depositary Shares (ADS) on the New York Stock Exchange (NYSE). There was an amendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs. According to this Amendment, there was an ADS ratio change from 1 ADS to 5 common shares to a new ratio of 1 ADS to 2 common shares. There was no change to CCU's underlying ordinary shares. This action was effective on December 20, 2012.

CCU is a diversified beverage company, with operations mainly in Chile, Argentina, Uruguay, Paraguay, Colombia and Bolivia. CCU is the largest Chilean brewery, the second largest brewery in Argentina, the second largest producer of soft drinks in Chile, the second-largest wine producer in Chile, the largest bottler of mineral water and nectar in Chile and one of the largest pisco producer in Chile. It also participates in the business of Home and Office Delivery (“HOD”), in a business of home delivery of purified water in bottles through the use of dispensers, and in the rum and candy in Chile. It participates in the industry of the ciders, spirits and wines in Argentina and also participates in the industry of mineral water and soft drinks and beer distribution in Uruguay, Paraguay, Colombia and Bolivia.

In Chile and abroad, CCU and its subsidiaries are the owners of a wide range of brands, under which market our products. In the domestic market, its portfolio of brands in the beer category consists among others of Cristal, Cristal Light, Cristal Cero, 0°, Escudo, Kunstmann, Austral, Dolbeck, Royal Guard, Morenita, Dorada and Lemon Stones. It holds exclusive license to produce and market Heineken, Sol and Coors. In Chile, the Company is the exclusive distributor of Tecate and Blue Moon beer.

In Argentina, CCU produces beers in its plants located in the cities of Salta, Santa Fé and Luján. Its main brands are Schneider, Imperial, Palermo, Santa Fé, Salta, Córdoba and are the holders of exclusive license for the production and marketing of Budweiser, Heineken, Amstel and Sol. CCU also imports Guiness and Kunstmann. Additionally, exports beer to different countries in the region mainly under the Schneider, Heineken and Budweiser brands. In Argentina, CCU is the exclusive distributor of the energy drink Red Bull. Besides, participates in the cider business, controlling of Saenz Briones. In these categories, its portfolio brands are Sidra Real and “1888”. Also participates in the spirits business, which is marketed under the brand El Abuelo, as well as import other liquors from Chile.

In Uruguay, the Company participates in the mineral waters and soft drinks business with Native and Nix brand, respectively. In addition, it sells beers imported under Heineken, Schneider and Kuntsmann brand and cider Sidra Real.

In Paraguay, the Company participates in the non-alcoholic beverages and beer business since December 2013. Its portfolio of non-alcoholic brands consists of Pulp, Watt's and La Fuente. These brands include own, licensed and imported. In the beer business, the Company imports Heineken, Coors Light, Coors 1873, Schneider, Paulaner and Kunstmann, brands.

In Colombia, CCU participates in the business of beers and malts since November 2014. Its portfolio of beers include licensed and imported Heineken, Amstel, Murphys and Buckler brands. Its has of exclusive license for the importation, distribution and production of Heineken. It holds exclusive license to produce and market Coors and Coors Light.

In Bolivia, the Company participates in the non-alcoholic and alcoholic business since May 2014. Its portfolio of non-alcoholic brands consist of Mendocina, Free cola, Sinalco, Cordillera and Real. These brands include own and licensed. The alcoholic brands consist of Real and Capital. It has of exclusive license for the importation and distribution of Heineken and the energy drink Monster.

Within the non-alcoholic, in Chile Operating segment, CCU has the Bilz, Pap, Kem, Kem Xtreme, Nobis, Cachantun, Cachantun Más, Mas Woman and Porvenir brands. Regarding the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has license agreements with Pepsi, 7up, Mirinda, Gatorade, Adrenaline Red, Sobe LifeWater, Lipton Ice Tea, Ocean Spray, Crush, Canada Dry Limón Soda, Canada Dry Ginger Ale, Canada Dry Agua Tónica, Nestlé Pure Life, Perrier,  Watt´s and Frugo. In Chile, CCU is the exclusive distributor of the energy drink Red Bull.

Besides, throught of joint operation also owns the Sprim and Fructus and the licencse Vivo and Caricia brands.

In the spirits, in Chile Operating segment, in the category of pisco, CCU owns the brand Mistral, Campanario, Horcón Quemado,  Control C, Tres Erres, La Serena and Ruta cocktail, and their respective extensions. In rum category Company owns the brands Sierra Morena and their extensions and Cabo Viejo. The Company has the Fehrenberg brand and is exclusive distributor in Chile of Pernod Ricard’s products.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

In the Wine Operating segment, through its subsidiary Viña San Pedro Tarapacá S.A. (“VSPT”), produces wines and sparkling, which are sold in the domestic and overseas markets exporting to more than 80 countries. Its main brands are Altaïr, Sideral,  Cabo de Hornos, Kankana del Elqui, Tierras Moradas, 1865, Castillo de Molina, Épica, 35 Sur Reserva, 35 Sur, Urmeneta, GatoNegro, Gato, Manquehuito Pop Wine, San Pedro Exportación. The brands´s portfolio of Viña Tarapacá includes: TaraPakay, Gran Reserva, Gran Tarapacá, León de Tarapacá and Tarapacá Varietal. The brands´s portfolio of Viña Santa Helena includes: Parras Viejas, Vernus, Selección del Directorio, Siglo de Oro, Santa Helena Varietal, Alpaca, Gran Vino and Santa Helena. VSPT also participates in Chile and international market with vines Misiones de Rengo, Viña Mar, Casa Rivas, Leyda and Finca La Celia and Tamari in Argentina.

The joint venture in Foods Compañía de Alimentos CCU S.A. ("Foods"), who participates in the business of snacks and food in Chile, sold Calaf and Natur brands to Empresas Carozzi S.A. Foods maintains its share of the brand Nutra Bien.

The detail of the described licenses appears below:

Main brands under license
Licenses	Validity Date
Amstel in Argentina (1)	July 2022
Austral (2)	July 2016
Blue Moon in Chile (3)	December 2021
Budweiser in Argentina	December 2025
Coors in Chile (4)	December 2025
Coors in Argentina (5)	December 2019
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda) in Chile (6)	December 2018
Gatorade in Chile (7)	December 2018
Heineken in Bolivia (8)	December 2024
Heineken in Chile and Argentina (9)	10 years renewables
Heineken in Colombia (10)	March 2028
Heineken in Paraguay (8)	November 2022
Heineken in Uruguay (9)	10 years renewables
Nestlé Pure Life (6)	December 2017
Pepsi, Seven Up and Mirinda	December 2043
Red Bull in Argentina	December 2017
Red Bull in Chile (11)	Indefinitely
Sol in Chile and Argentina (9)	10 years renewables
Té Lipton in Chile	March 2020
Watt's (nectars, fruit-based drinks and other) rigid packaging, except carton (12)	indefinitely

(1)   After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.

(2)   Renewable for periods of two years, subject to the compliance of the contract conditions           .

(3)   If Renewal criteria have been satisfied, renewable through December, 2025, thereafter shall automatically renew every year for a new term of 5 years (Rolling Contract).

(4)   After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 5 years, subject to the compliance of the contract conditions.

(5)   License renewable for one period of 5 years, subject to the compliance of the contract conditions.

(6)   License renewable for periods of 5 years, subject to the compliance of the contract conditions.

(7)   Renewable for an additional period equal to the duration of the Shareholders Agreement of Bebidas CCU-PepsiCo SpA., subject to the compliance of the contract conditions.

(8)   License for 10 years, automatically renewable for periods of 5 years, unless notice of non-renewal.

(9)   License for 10 years, automatically renewable on the same terms (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.

(10) After the initial termination date, License is automatically renewable each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given.

(11) Indefinite contract, notice of termination 6 months in advance. The earliest possible effective date of termination is October 31, 2018.

(12) Indefinite contract, subject to the compliance of the contract conditions

The Company’s address and main office is located in Santiago, Chile, at Avenida Vitacura Nº 2670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

As of December 31, 2015 the Company had a total of  8,100 employees according to the following detail:

	Number of employes
	Parent company	Consolidated
Main Executives	86	400
Professionals and techniciens	252	2,138
Workers	27	5,562
Total	365	8,100

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

The consolidated financial statements include the following direct and indirect significant subsidiaries where the percentage of participation represents the economic interests at the consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of December 31, 2015			As of December 31, 2014
				Direct	Indirect	Total	Total
Cervecera CCU Chile Limitada	96,989,120-4	Chile	Chilean pesos	99.7500	0.2499	99.9999	99.9999
Embotelladora Chilenas Unidas S.A. (4)	99,501,760-1	Chile	Chilean pesos	97.7746	2.1592	99.9338	99.9433
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine pesos	-	99.9923	99.9923	99.9923
Viña San Pedro Tarapacá S.A.	91,041,000-8	Chile	Chilean pesos	-	64.6980	64.6980	64.6980
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean pesos	46.0000	34.0000	80.0000	80.0000
Transportes CCU Limitada	79,862,750-3	Chile	Chilean pesos	98.0000	2.0000	100.0000	100.0000
CCU Investments Limited	0-E	Islas Cayman	Chilean pesos	99.9999	0.0001	100.0000	100.0000
Inversiones INVEX DOS CCU Limitada	76,126,311-0	Chile	Chilean pesos	99.6451	0.3548	99.9999	99.9997
CRECCU S.A.	76,041,227-9	Chile	Chilean pesos	99.9602	0.0398	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean pesos	90.9100	9.0866	99.9966	99.9966
Southern Breweries Establishment	0-E	Vaduz-Liechtenstein	Chilean pesos	50.0000	49.9553	99.9553	99.9553
Comercial CCU S.A.	99,554,560-8	Chile	Chilean pesos	50.0000	49.9866	99.9866	99.9866
CCU Inversiones S.A. (1)	76,593,550-4	Chile	Chilean pesos	98.8398	1.1334	99.9732	99.9732
Millahue S.A.	91,022,000-4	Chile	Chilean pesos	99.9621	-	99.9621	99.9621
Aguas CCU-Nestlé Chile S.A. (2)	76,007,212-5	Chile	Chilean pesos	-	50.0716	50.0716	50.0716
CCU Inversiones II Limitada (3)	76,349,531-0	Chile	Chilean pesos	80.0000	19.9946	99.9946	99.9946
Compañía Cervecera Kunstmann S.A.	96,981,310-6	Chile	Chilean pesos	50.0007	-	50.0007	50.0007
Inversiones INVEX TRES Limitada	76,248,389-0	Chile	Chilean pesos	99.0000	0.9884	99.9884	99.9884
Milotur S.A.	0-E	Uruguay	Uruguayan pesos	100.0000	-	100.0000	100.0000
Coralina S.A.	0-E	Uruguay	Uruguayan pesos	100.0000	-	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan pesos	100.0000	-	100.0000	100.0000
Bebidas del Paraguay S.A. (3)	0-E	Paraguay	Paraguayan guarani	50.0050	-	50.0050	50.0050
Distribuidora del Paraguay S.A. (3)	0-E	Paraguay	Paraguayan guarani	49.9590	-	49.9590	49.9590
Bebidas Ecusa SpA. (4)	76,517,798-7	Chile	Chilean pesos	-	99.9338	99.9338	-

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

In addition to the table presented above, below are the percentages of participation with voting rights, in each of the subsidiaries as of December 31, 2015 and 2014, respectively. Each shareholder has one vote per share which he owns or represents. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation via subsidiary.

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of December 31, 2015	As of December 31, 2014
				%	%
Cervecera CCU Chile Limitada	96,989,120-4	Chile	Chilean pesos	100.0000	100.0000
Embotelladora Chilenas Unidas S.A. (4)	99,501,760-1	Chile	Chilean pesos	99.9338	99.9444
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine pesos	100.0000	100.0000
Viña San Pedro Tarapacá S.A.	91,041,000-8	Chile	Chilean pesos	64.6980	64.6980
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean pesos	80.0000	80.0000
Transportes CCU Limitada	79,862,750-3	Chile	Chilean pesos	100.0000	100.0000
CCU Investments Limited	0-E	Islas Cayman	Chilean pesos	100.0000	100.0000
Inversiones INVEX DOS CCU Limitada	76,126,311-0	Chile	Chilean pesos	100.0000	100.0000
CRECCU S.A.	76,041,227-9	Chile	Chilean pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean pesos	100.0000	100.0000
Southern Breweries Establishment	0-E	Vaduz-Liechtenstein	Chilean pesos	100.0000	100.0000
Comercial CCU S.A.	99,554,560-8	Chile	Chilean pesos	100.0000	100.0000
CCU Inversiones S.A. (1)	76,593,550-4	Chile	Chilean pesos	99.9737	99.9737
Millahue S.A.	91,022,000-4	Chile	Chilean pesos	99.9621	99.9621
Aguas CCU-Nestlé Chile S.A. (2)	76,007,212-5	Chile	Chilean pesos	50.1000	50.1000
CCU Inversiones II Limitada (3)	76,349,531-0	Chile	Chilean pesos	100.0000	100.0000
Compañía Cervecera Kunstmann S.A.	96,981,310-6	Chile	Chilean pesos	50.0007	50.0007
Inversiones INVEX TRES Limitada	76,248,389-0	Chile	Chilean pesos	100.0000	100.0000
Milotur S.A.	0-E	Uruguay	Uruguayan pesos	100.0000	100.0000
Coralina S.A.	0-E	Uruguay	Uruguayan pesos	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan pesos	100.0000	100.0000
Bebidas del Paraguay S.A. (3)	0-E	Paraguay	Paraguayan guarani	50.0050	50.0050
Distribuidora del Paraguay S.A. (3)	0-E	Paraguay	Paraguayan guarani	49.9590	49.9590
Bebidas Ecusa SpA. (4)	76,517,798-7	Chile	Chilean pesos	99.9338	-

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

(2) Aguas CCU-Nestlé S.A.

On December 24, 2012, the Company, through the subsidiary Aguas CCU-Nestlé S.A., acquired 51.01% of shares of Manantial S.A. for ThCh$ 9,416,524. Manantial S.A. is a Chilean company that specializes in purified water in bottles for home and office, use through dispensers referred to internationally as HOD (Home and Office Delivery). Subsequently, on June 7, 2013, the Company paid the outstanding balance of ThCh$ 1,781,909.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

(3) CCU Inversiones II Limitada

As explained in Note 20, the Company participates of 50% of shares of Central Cervecera de Colombia S.A.S.

As explained in Note 8, during December 2013, the Company acquired 50.005% and 49.959% of the stock of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., respectively. This transaction allows the Company, participates in the beer distribution business, and production and marketing of non-alcoholic drinks, waters and nectars. The total amount of this transaction was ThCh$ 11,254,656. Subsequently, on June 9, 2015, the Company paid a committed capital of ThCh$ 7,414,290.

(4) Embotelladoras Chilenas Unidas S.A.

On November 16, 2015, formed a new company called Bebidas ECUSA SpA., where the subsidiary Embotelladoras Chilenas Unidas S.A. has the 99.9338% of participation. The purpose of this company is the distribution, transport, import, export and marketing in general, on all types of soft drinks.

Below we briefly describe the companies that qualify as joint operations:

(a) Promarca S.A.

Promarca S.A. is a closed stock company with its main activity being the acquisition, development and administration of trademarks and their corresponding licenses to their operators.

On December 31, 2015, Promarca S.A. recorded a profit of ThCh$ 4,708,318 (ThCh$ 4,646,620 in 2014 and ThCh$ 4,540,335 in 2013), which in accordance with the Company´s policies is 100% distributable.

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

On December 31, 2015, CPB recorded a profit of ThCh$ 82,663 (ThCh$ 109,207 in 2014 and ThCh$ 133,635 in 2013), which in accordance with the Company´s policies is 100% distributable.

At the end of December 31, 2015 this joint operation was classified to Assets of disposal group held for sale (see Note 25).

(c) Bebidas CCU-Pepsico SpA.

On October 23, 2013, a new company called Bebidas CCU-PepsiCo SpA (BCP) was incorporated, which is defined as an joint operation, where the subsidiary Embotelladoras Chilenas Unidas S.A. has the 50% of participation. The capital of this entity amounts to ThCh$ 1,000. The purpose of this company is the manufacture, production, processing, transformation, transport, import, export, purchase, sale and in general comercialization of all type of concentrates. Its operations commenced on January 1, 2014.

On December 31, 2015, BCP recorded a profit of ThCh$ 802,418 (ThCh$ 789,648 in 2014), which in accordance with the Company´s policies is 100% distributable.

(d) Bebidas Carozzi CCU SpA.

On November 26, 2015, the Company, through its subsidiary ECCUSA, entered into a joint arrangement that qualifies as a joint operation, in the company called Bebidas Carozzi CCU SpA. (BCCCU). CCU and Empresas Carozzi S.A. participate as only shareholders in equal parts. The purpose of this company is the production, marketing and distribution of instant beverage powder in the national territory. The total disbursement by ECCUSA in this transaction was an amount of ThCh$ 21,846,500 (see Note 19). Its operations commenced on December 1, 2015.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

On December 31, 2015, BCCCU recorded a profit of ThCh$ 402,228, which in accordance with the Company´s policies is 100% distributable.

The companies mentioned above (letter a) to d)) meet the conditions stipulated in IFRS 11 to be considered "joint operations", as the primary assets in both entities are trademarks, the contractual arrangements establishes that the parties to the joint arrangement share all interests in the assets relating to the arrangement in a specified proportion and their income is 100% royalty charged to the joint operators from the sale of products using these trademarks.

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

The consolidated financial statements cover the following periods: Statement of Financial Position as of December 31, 2015, 2014 and January 1, 2014, Statement of changes in Equity, Statement of Income, Statement of Comprehensive Income and Statement of Cash Flow for the years ended December 31, 2015, 2014 and 2013.

The amounts shown in the attached financial statements are expressed in thousands of Chilean pesos, which is the Company’s functional currency. All amounts have been rounded to thousand pesos, except when otherwise indicated.

The consolidated financial statements have been prepared on the historical basis, as modified by the subsequent valuation of financial assets and financial liabilities (including derivative instruments) at fair value through profit and loss.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires that management uses its professional judgment in the process of applying the Company’s accounting policies. See Note 3 for disclosure of significant accounting estimates and judgments.

At the date of issuance of these consolidated financial statements the following Amendments, Improvements and Interpretations to existing IFRS standards have been published. These standard are required to be applied as following:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

New Standard Improvements and Amendments		Mandatory for years beginning in:
IFRS 14	Regulatory deferral accounts	January 1, 2016
Amendment IFRS 11	Accounting for acquisitions of interests in joint operations	January 1, 2016
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation	January 1, 2016
Amendments to IAS 16 and IAS 41 (1)	Agriculture: bearer plants	January 1, 2016
Amendment IAS 27	Equity method in separate financial statements	January 1, 2016
IFRS 5 Improvement	Changes in methods of disposal	January 1, 2016
IFRS 7 Improvement	Servicing contracts - applicability of the amendments to IFRS 7 to condensed interim financial statements	January 1, 2016
IAS 19 Improvement	Discount rate: regional market issue	January 1, 2016
IAS 34 Improvement	Disclosure of information elsewhere in the interim financial report	January 1, 2016
Amendment IFRS 10 , IFRS 12 and IAS 28	Investment Entities: Applying the Consolidated Exception	January 1, 2016
Amendment IAS 1	Disclosure initiative	January 1, 2016
Amendment IAS 12	Recognition of deferred tax assets for unrealized losses	January 1, 2017
IFRS 9	IAS 39 replacement	January 1, 2018
IFRS 15	Revenue from contracts with customers	January 1, 2018
IFRS 16	Leases	January 1, 2019

(1)  As explained in Note 4, the Company has early adopted the amendment IAS 16 and IAS 41.

The Company estimates that the adoption of these Standards, Amendments and Interpretations as described above will not have a material impact on the consolidated financial statements upon initial application, except for the IFRS 15, IFRS 16 and the Amendment of IAS 12, because the Company is in the process of analysis of the possible impact.

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

Intercompany transaction

Intercompany transactions, balances and unrealized gains from transactions between the Group’s entities are eliminated during consolidation. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Whenever necessary, the subsidiaries accounting policies are amended to ensure uniformity with the policies adopted by the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

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

2.3         Financial information as per operating segments

The Company has defined three operating segments which are essentially defined with respect to its revenues in the geographic areas of commercial activity: 1.- Chile, 2.- International business and 3.- Wine.

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

The Company defined the Operating Result as the Incomes (losses) before Other gains (losses), Net financial cost, Equity  and income from joint ventures and associates, Foreign currency exchange differences, Results as per adjustment units and Income tax, and the ROADA, for the Company purposes, is defined as Operating Result before Depreciation and Amortization.

Corporate revenues and expenses are presented separately within the Other segment.

2.4         Foreign currency and unidad de fomento (Adjustment unit)

Presentation and functional currency

The Company uses the Chilean peso ($ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the Argentine, Uruguayan and Paraguayan subsidiaries is the Argentine peso, Uruguayan peso and Paraguayan guarani, respectively.  The functional currency of the joint venture an associates in Colombia and Bolivia are Colombian peso and Boliviano, respectively.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

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

The exchange rates of the primary foreign currencies and adjustment units used in the preparation of the consolidated financial statements as of December 31, 2015, 2014 and 2013 are as follows:

Chilan Pesos as per unit of foreign currency or adjustable unit		As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	710.16	606.75	524.61
Euro	EUR	774.61	738.05	724.30
Argentine Peso	ARG	54.46	70.96	80.45
Uruguayan Peso	UYU	23.71	24.90	24.49
Sterling Pound	GBP	1,053.02	944.21	866.41
Paraguayan guarani	PYG	0.12	0.13	0.11
Bolivians	BS	103.67	88.45	76.47
Colombian peso	COP	0.22	0.25	0.27
Adjustment Units
Unidad de fomento*	UF	25,629.09	24,627.10	23,309.56

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

2.6         Other finantial assets

Other financial assets include market securities, derivatives contracts and time deposits at financial entities with a maturity over 90 days.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

2.7         Financial instruments

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

The fair value of the instruments that are actively quoted in formal markets is determined by the quoted price as of the financial statement closing date. For those investments without an active market, the fair value is determined using valuation technique including (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flow and (iv) other valuation models.

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

Financial liabilities

The Company recognizes a financial liability in its Consolidated Statement of Financial Position according to the following:

Debts and financial liabilities that accrue interests

Loans and financial obligations accruing interest are initially recognized at the fair value of the resources obtained, less costs incurred directly attributable to the transaction. After initial recognition, loans and obligations accruing interest are measured at their amortized cost. The difference between the net amount received and the value to be paid is recognized in the Consolidated Statement of Income during the term of the loan, using the effective interest rate method.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Trade accounts payable and other payables

Accounts payable and other accounts payable are initially recognized at their nominal value because they do not differ significantly from fair value. The Company has determined that no significant differences exist between the carrying value and amortized cost using the effective interest method.

Derivative Instruments

All derivative financial instruments are initially recognized as of the date of the agreement and subsequently measured at their fair value as of the date of the financial statements. Gains and losses resulting from fair value measurement are recorded in the Statement of Income as gains or losses due to fair value of financial instruments, unless the derivative instrument qualifies is designated, and is effective as a hedging instrument.

The Financial Instruments at fair value through profit and loss include financial assets classified as held for trading by the Company. Financial assets are classified as held for trading when acquired with the purpose of selling them within a short term. Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

Derivative instruments classified as hedges are accounted for as cash flow hedges.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

2.8          Financial asset impairment

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

2.9         Inventories

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

2.10       Biological current assets

Under the Biological current assets, the Company includes the costs associated with agricultural activities (grapes), which are capitalized up to the harvest date, at which time they become part of inventory cost for subsequents processes. The Company considers that the costs associated with agricultural activities represent a reasonable approximation to fair value. According to Note 4 until December 31, 2014 and January 1, 2014, the Biological current assets are recorded under Inventories. The above mentioned implies only a reclassification and has no impact on its value, Net income or Equity.

2.11       Other non-financial assets

Other non-financial assets mainly includes disbursements related to commercial advertising preparation that is in process but has not yet been shown, advances to property, plant and equipment to suppliers and current and non-current advertising agreements.

2.12       Property, plant and equipment

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

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

Property, plant and equipment estimated useful lives are as follows:

Type of Assets	Number of years
Land	Indefinite
Buildings and Constructions	20 to 60
Machinery and equipment	10 to 25
Furniture and accesories	5 to 10
Other equipment (coolers and mayolicas)	5 to 8
Glass containers, and plastic containers	3 to 12
Vines in production	30

Gains and losses resulting from the sale of properties, plants and equipment are calculated comparing their book values against the related sales proceeds and are included in the Consolidated Statement of Income.

Biological assets held by Viña San Pedro Tarapacá S.A. (VSPT) and its subsidiaries consist of vines under formation and under production. The harvested grapes are used for the later production of wines.

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

When the book value of an asset of property, plant and equipment exceeds its recoverable amount, this is reduced immediately to its recoverable amount (See Note 2.17).

As described in Note 4, during year 2015, the Company has early adopted the amendment of IAS 16 and 41, therefore vines under formation and under production are recorded in Properties, plant and equipment. Until December 31, 2014 and January 1, 2014, these were recorded under the Biological non-current assets. This early application implies only a reclassification and has not impact on its value, Net income or Equity.

2.13       Leases

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

2.14        Investment property

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

2.15       Intangible assets other than goodwill

Commercial Trademarks

The Company’s commercial trademarks correspond to intangible assets with an indefinite useful life that are presented at their historic cost, less any impairment loss. The Company believes that through marketing investments trademarks maintain their value, consequently they are considered as having an indefinite useful life and they are not amortizable. Such assets are subject to impairment tests on a yearly basis, or when factors exist indicating a likely loss of value (Note 2.17).

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

Water Rights

Water Rights acquired by the Company correspond to the existing exploitation rights of water from natural sources, and they are recorded at their attributed cost as of the transition date to IFRS. Given that such rights are perpetual they are not amortizable, nevertheless they are annually subject to impairment assessment, or when factors exist that indicate a likely loss of value (See Note 2.17).

2.16       Goodwill

Goodwill represents the excess of cost of a business combination over the Company’s share in the fair value of identifiable assets, liabilities and contingent liabilities as of the acquisition date, and is accounted for at its cost value less accumulated impairment losses. Goodwill related to joint venture acquisitions is included in the investment accounting value.

For the purposes of impairment tests, goodwill is assigned Cash Generating Units (CGU) that are expected to benefit from the synergies of a business combination. Each unit or group of units (CGU - See Note 22) represents the lowest level inside the Company at which goodwill is monitored for internal administration purposes, which is not larger than a business segment. The cash generating units to which the goodwill is assigned are tested for impairment annually or with a higher frequency, when there are signs indicating that a cash generating unit could experience impairment or some of the significant market conditions have changed.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

2.17       Impairment of non-financial assets other than goodwill

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

2.18       Assets of a disposal group held for sale

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

2.19       Income taxes

Income taxes are composed by the legal obligations and the deferred taxes recognized according to International Accounting Standard Nº 12 – Income Taxes. Income tax is recognized in the Statement of Income, except when it is related to entries directly recorded in Equity, in which case the tax effect is also recognized in Equity.

Income Tax Obligation

Income tax obligations are recognized in the financial statements on the basis of the best estimates of the taxable profits as of the financial statement closing date, and the income tax rate valid as of that date in the countries where the Company operates.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

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

2.20       Employees benefits

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

According to the amendment of IAS 19, the actuarial gains and losses are recognized directly in Other Comprehensive Income, under Equity and, according to the accounting policies of the Company, financial costs related to the severance indemnity are directly recorded under Financial cost in the Consolidated Statement of Income.

2.21       Provisions

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

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

In the case of discrepancies between the commercial agreements and Incoterms, the first one will prevail.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

2.27       Administration expenses

Administration expenses include the support units staff remuneration and compensation, depreciation of offices, equipment, facilities and furniture used for these functions, non-current assets amortization and other general and administration expenses.

2.28       Environment liabilities

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

2.29       Reclassification to the Consolidated Financial Statements of previous years

The Company has early adopted the amendment of IAS 16 and IAS 41. For comparison purposes of this Consolidated Financial Statements, the Company, had restated the originally figures reported at December 31, 2014 and January 1, 2014. This early application implies only a reclassification and has not impact on its value, Net income or Equity.

Below are the reclassifications that only affecting the Consolidated Statement of Financial Position:

a) On December 31, 2014:

Current assets	Previously Reported at December 31, 2014	Reclassification	Total at December 31, 2014 (Restated)
	ThCh$	ThCh$	ThCh$
Inventories	175,179,189	(7,633,591)	167,545,598
Biological current assets	-	7,633,591	7,633,591

Non-current assets	Previously Reported at December 31, 2014	Reclassification	Total at December 31, 2014 (Restated)
	ThCh$	ThCh$	ThCh$
Property, plant and equipment (net)	833,171,234	18,084,408	851,255,642
Biological assets	18,084,408	(18,084,408)	-

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

b) January 1, 2014:

Current assets	At January 1, 2014	Reclassification	Total at January 1, 2014 (Restated)
	ThCh$	ThCh$	ThCh$
Inventories	153,085,845	(6,130,652)	146,955,193
Biological current assets	-	6,130,652	6,130,652

Non-current assets	At January 1, 2014	Reclassification	Total at January 1, 2014 (Restated)
	ThCh$	ThCh$	ThCh$
Property, plant and equipment (net)	680,994,421	17,662,008	698,656,429
Biological assets	17,662,008	(17,662,008)	-

The costs associated with agricultural activities (grapes) for an amount of ThCh$ 7,633,591 and ThCh$ 6,130,652 as of December 31, 2014 and January 1, 2014, respectively, were presented under the Inventories. Beginning the year 2015, according to IAS 41, these are presented under the Biological current assets.

The vines under formation and under production for an amount of ThCh$ 18,084,408 and ThCh$ 17,662,008 as of December 31, 2014 and January 1, 2014, respectively, were presented under the Biological assets. Beginning the year 2015, according to Amendment of IAS 16 and IAS 41, these are presented under Property, plant and equipment.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

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

The primary estimates and professional judgments relate to the following concepts:

•              The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2.16 and Note 22).

•              The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2.17 and Note 21).

•              The assumptions used in the current calculation of liabilities and obligations to employees (Note 2.20 and Note 31).

•              Useful life of property, plant and equipment (Note 2.12 and Note 23) and intangibles (Note 2.15 and Note 21).

•              The assumptions used for the calculation of fair value financial instruments (Note 2.7 and Note 6).

•              The occurrence likelihood and the estimates amount in an uncertain or contingent manner (Note 2.21 and Note 29).

•              The valuation of Biological current assets (Note 2.10 and Note 18).

Such estimates are based on the best available information of the events analysed to date in these consolidated financial statements. However, it is possible that events that may occur in the future that result in adjustments to such estimates, which would be recorded prospectively.

Note 4 Accounting changes

a)      The Company adopted the early application of Amendment to IAS 16 and 41 in 2015. This change in accounting policy implies that Biological assets (vines under formation and under production) are reclassified to Property, plant and equipment from Biological assets. Additionally, the costs associated with agricultural activities are reclassified to Biological current assets from Inventories.  Until December 31, 2014 and January 1, 2014 these were presented under Biological assets (vines under formation and under production) and Inventories, respectively. The effects of this accounting policy are explained in Note 2.29. For comparison purposes these change was applied retroactively to 2014.

b)      During the year ended on December 31, 2015, there have been no other changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

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

In those companies with a significant non-controlling interest (VSPT, CPCh, Aguas CCU-Nestlé, Bebidas del Paraguay S.A. and Cervecera Kunstmann) each Administration and Finance Officer exercises such responsibility. When necessary, the Board of Directors has the final responsibility for establishing and reviewing the risk administration structure, as well as for the review of significant changes made to the risk administration policies.

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

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports sales, c) the purchase of raw material, products and capital investments effected in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in Argentina, Uruguay and Paraguay. The Company’s greatest exchange rate exposure is the variation of the Chilean peso as compared to the US Dollar, Euro, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Colombian peso and Boliviano.

As of December 31, 2015, the Company maintained foreign currency obligations amounting to ThCh$ 49,785,548 (ThCh$ 46,780,406 in 2014), mostly denominated in US Dollars. Foreign currency obligations (ThCh$ 16,626,496 in 2015 and ThCh$ 19,838,965 in 2014) represent 10% (11% in 2014) of the total of Other financial liabilities. The remaining 90% (89% in 2014) is mainly denominated in inflation-indexed Chilean pesos (see inflation risk section). In addition, the Company maintains foreign currency assets for ThCh$72,887,721 (ThCh$ 57,086,683 in 2014) that mainly correspond to exports accounts receivable.

Regarding the foreign subsidiaries operations, the net exposure liability in US Dollars and other currencies amounts to ThCh$ 1,368,068 (ThCh$ 1,932,014 in 2014).

To protect the value of the net foreign currency assets and liabilities position of its Chilean operations, the Company enters into derivative agreements (currency forwards) to ease any variation in the Chilean peso as compared to other currencies.

As of December 31, 2015, the Company’s mitigate net asset exposure in foreign currencies in Chile, after the use of derivative instruments, is a liability amounting to ThCh$ 757,256 (ThCh$ 2,588,053 in 2014).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Of the Company’s total sales, both in Chile and abroad, 8% (8% in 2014 and 8% in 2013) corresponds to export sales made in foreign currencies, mainly US Dollars and Euro and of the total costs 54% (55% in 2014 and 57% in 2013) corresponds to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the eventual variations in the expected cash flows from such transactions.

The Company is also exposed to movements in exchange rates relating to the conversion from Argentine Pesos, Uruguayan Pesos, Paraguayan Guaranis, Bolivians and Colombian Pesos to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina, Uruguay and Paraguay, associated in Bolivia and joint ventures in Colombia. The Company does not cover the risks associated with the conversion of its subsidiaries, which effects are recorded in Equity.

As of December 31, 2015, the net investment in foreign subsidiaries, associated and joint ventures amounted to ThCh$ 133,554,918, ThCh$ 14,276,937 and ThCh$ 18,718,832 respectively (ThCh$ 127,753,473, ThCh$ 12,757,874 and ThCh$ 1,445,478 in 2014).

Exchange rate sensitivity analysis

The exchange rate differences effect recognized in the Consolidated Statement of Income for the year ended as of December 31, 2015, related to the foreign currency denominated assets and liabilities, was an income of ThCh$ 957,565 (and a loss of ThCh$ 613,181 in 2014 and ThCh$ 4,292,119  in 2013). Considering the exposure as of December 31, 2015, and assuming a 10% increase (or decrease) in the exchange rate, and maintaining constant all other variables, such as interest rates, it is estimated that the effect over the Company’s income would be loss after taxes of ThCh$ 58,687 (a loss of ThCh$ 204,456 in 2014 and a loss of ThCh$ 85,506 in 2013).

Considering that approximately 8% of the Company’ sales relates to export sales carried out in Chile (8% in 2014 and 2013), in currencies different from the Chilean Peso, and in approximately 54% (55% in 2014 and 57% in 2013) of the Company’s direct costs are indexed to the US Dollar and assuming that the functional currencies will be appreciated or (depreciated) by 10% as compared to the set of foreign currencies, when maintaining constant the rest of the variables the hypothetical effect on the Company’s income would be income (loss) after taxes of ThCh$ 10,380,193 income (loss) from ThCh$ 10,004,379 in 2014 and ThCh$ 9,320,804 in 2013).

The Company can also be affected by the variation of the exchange rate of where the foreign subsidiaries operate, since the result is converted to Chilean Pesos at the average rate of each month. The result of the operations in the foreign subsidiaries during the year 2015 were ThCh$ 32,141,475 (ThCh $ 29,235,462 in 2014 and ThCh $ 26,738,414 in 2013). Therefore, a depreciation (or appreciation) of 10% in the exchange rate of the Argentine Peso, the Uruguayan Peso and the Paraguayan Guarani against the Chilean Peso, would be a loss (income) before tax of ThCh$ 3,214,147 (ThCh$ 2,923,546 in 2014 and ThCh$ 2,673,841 in 2013).

The net investment in foreign subsidiaries, associated and joint ventures amounted to ThCh$ 133,554,918, ThCh$ 14,276,937 and ThCh$ 18,718,832, respectively (ThCh$ 127,753,473, ThCh$ 12,757,874 and ThCh$ 1,445,4788 in 2014). Assuming a 10% increase or decrease in the Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivians and Colombian Peso against the Chilean Peso, and maintaining constant all the rest of the variables, the increase (decrease) would hypothetically result in income (loss) of ThCh$ 16,655,069 (ThCh$ 14,195,683 in 2014) recorded as a credit (charge) against Equity.

The company does not cover the risks associated with the currency conversion of the financial statements of its subsidiaries that have other functional currency, whose effects are reported in Equity.

Interest rates risk

The interest rate risk mainly originated from the Company’s financing sources. The main exposure is related to LIBOR and BADLAR variable interest rate indexed obligations.

As of December 31, 2015, the Company had a total ThCh$ 20,206,608 in debt indexed to LIBOR (ThCh$ 13,690,987 in 2014). Consequently, as of December 31, 2015, the company’s financing structure is comprised by (without considering the effects of cross currency swaps effect) in approximately 12% (7% in 2014) in debt with variable interest rates, and 88% (93% in 2014) in debt with fixed interest rates.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

To administer the interest rate risk, the Company has a policy that intends to reduce the volatility of its financial expense, and to maintain an ideal percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term debt, as well as derivative instruments such as cross currency interest rate swaps.

As of December 31, 2015, after considering the effect of interest rates and currency swaps, approximately 97% (100% in 2014) of the Company’s long-term debt has fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2015, including exchange rates, interest rates, maturities and effective interest rates, are detailed in Note 27.

Interest rates sensitivity analysis

The total financial expense recognized in the Consolidated Statement of Income for the twelve month ended December 31, 2015, related to short-term and long-term debts amounted to ThCh$ 23,101,329 (ThCh$ 22,957,482 in  2014 and ThCh$ 24,084,226 in 2013).  Assuming a 100 base point increase (or decrease) in the Interest rate, and maintaining constant all other variables, it is estimated that the effect over the Company’s income would be loss before taxes of ThCh$ 41,872.

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

Inflation sensitivity analysis

The income for total adjustment unit recognized in the Consolidated Statement of Comprehensive Income for the twelve month ended December 31, 2015, related to UF indexed short-term and long-term debt, and resulted in a loss of ThCh$ 3,282,736 (ThCh$  4,159,131 in 2014 and ThCh$ 1,801,765 in 2013). Assuming a reasonably possible increase (decrease) of the Unidad de Fomento by approximately 3% and maintaining constant all the rest of the variables, such as interest rates, the aforementioned increase (decrease) would hypothetically result in a loss (income) of ThCh$ 3,065,747 (ThCh$ 3,035,371 in 2014 and ThCh$ 2,999,467 in 2013) in the Consolidated Statement of Income.

Raw material price risk

The main exposure to the raw material price variation is related to barley and malt used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Barley, malt and cans

In Chile, the Company obtains its barley and malt supply both from local producers and the international market. Long-term supply agreements are entered into with local producers where the barley price is set annually according to market prices, which are used to determine the malt price according to the agreements. The purchases commitments made expose the Company to a raw material price fluctuation risk. During 2015, the Company purchased 46,620 tons (52,720 tons in 2014) of barley and 53,890 tons (37,315 tons in 2014) of malt. CCU Argentina acquires mainly malt from local producers. Such raw materials represent approximately 9% (12% in 2014) of the direct cost of Chile Operating segment.

Of the cost of Chile Operating segment, the cost of cans represents approximately 12% of the direct cost in 2015 (12% in 2014). Meanwhile in International business Operating segment the cans cost represent approximately 30% of the direct cost of raw materials in 2015 (20% in 2014).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Concentrates, Sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrates, which are mainly acquired from licensees, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks of these raw materials, which jointly represent approximately 29% in 2015 (29% in 2014 and 27% in 2013) of the direct cost of Chile Operating segment. The company does not engage in hedging the purchases of raw materials.

Grapes and wine

The main raw material used by the subsidiary VSPT for wine production are harvested grapes from own production and grapes and wines acquired from third parties through long term and spot contracts. For the last 12 months, approximately 31% of the total wine of VSPT supply comes from its own vineyards. In the export business the own supply for 2015 was 48% (37% for 2014).

The remaining 69% (77% in 2014) supply is purchased from third parties through long term and spot contracts. During 2015, the subsidiary VSPT acquired 55% (69% in 2014) of the necessary grapes and wine from third parties through spot contracts. It also acquired 14% of its grape needs in 2015 from long term agreements (8% in 2014).

We must consider that as of December 31, 2015, the wine represents 57% (59% in 2014) of the total direct cost of the Wine Operating Segment, meaning that the supply purchased to third parties represents 31% of the direct cost.

Raw material price sensitivity Analysis

The total direct cost in the Consolidated Statement of Income for 2015 amounts to ThCh$ 485,391,583 (ThCh$ 433,749,832 in 2014 and ThCh$ 382,645,778 in 2013). Assuming a reasonably possible increase (decrease) in the direct cost of each Operating segment of 8% and maintaining constant all the rest of the variables, such as exchange rates, the aforesaid increase (decrease) would hypothetically result into a loss (income) before taxes of ThCh$ 24,078,370 (ThCh$ 21,875,405 in 2014 and ThCh$ 20,363,653 in 2013) for Chile Operating segment, ThCh$ 8,444,331 (ThCh$ 5,925,786 in 2014 and ThCh$ 5,421,437 in 2013) for International Business Operating segment, ThCh$ 6,736,734  (ThCh$ 6,414,035 in 2014 and ThCh$ 6,180,951 in 2013) for Wine Operating segment.

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

Domestic market

The credit risk related to commercial collectible accounts of domestic markets is administered by the Loan and Collection Administration Officer, and it is monitored by the Loan Committee of each business unit. The Company has a wide client base that is subject to the policies, procedures and controls established by the Company. The loan limits are established for all clients on the basis of an internal qualification and payment performance. Outstanding commercial accounts receivable are regularly monitored. In addition, the Company acquires loan insurances covering 90% of the individually significant accounts receivable balances, a coverage that as of December 31, 2015, amounts to 88% (87% in 2014) of the total accounts receivable.

Overdue but not impaired commercial accounts receivable corresponds to clients that show delays of less than 21.4 days (18.2 days in 2014).

As of December 31, 2015, the Company had approximately 998 clients (904 clients in 2014) indebted in over Ch$ 10 million each that together represent approximately 85% (86% in 2014) of the total commercial accounts receivable. There were 217 clients (195 clients in 2014) with balances over Ch$ 50 million each, representing approximately 74% (76% in 2014) of the total accounts receivable. The 93% (94% in 2014) of such accounts receivable are covered by the loan insurance.

The Company believes that no additional credit risk provisions are needed to the individual and collective provisions determined at December 31, 2015, as a large percentage of these are covered by insurance.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Exports market

The loan risk related to accounts receivable for exports is administered by VSPT Head of Loan and Collection, and it is monitored by VSPT Administration and Finance Officer. The Company has a large client base, in over eighty countries, which are subject to the policies, procedures and controls established by the Company. In addition, the Company acquires loan insurance covering 99% (98% in 2014) of the total accounts receivable. Pending payment of commercial accounts receivable is regularly monitored. Apart from the loan insurance, having diversified sales in different countries decreases the loan risk.

As of December 31, 2015, there were 69 clients (72 clients in 2014) indebted for over ThCh$ 65,000 each, which represent 88% (87% in 2014) of the total accounts receivable of the export market.

Overdue but not impaired commercial accounts receivable corresponds to clients that show delays of less than 19 days
(32 days in 2014).

The Company estimates that no loan risk provisions are necessary in addition to the individual and collective provisions determined as of December 31, 2015. See analysis of accounts receivables maturities and losses due to impairment of accounts receivables (Note 15).

The Company has policies limiting the counterparty loan risk exposure with respect to financial institutions, and such exposures are frequently monitored. Consequently, the Company does not have significant risk concentration with any specific financial institutions as of December 31, 2015.

Tax risk

Our businesses are taxed with different duties, particularly with excise taxes on the consumption of alcoholic and non-alcoholic beverages.

The Argentine excise tax is 8.7% for beer, and the Chilean excise tax is 20.5% for beer and wine (15% in 2014), 31.5% for spirits (27% in 2014), 18% for sugar content non alcoholic beverages and 10% for no sugar content non alcoholic beverages (13% in 2014). In Uruguay the excise tax is 22% for beer, 19% for sugar content non alcoholic beverages, 12% for no sugar content non alcoholic beverages and 8% for bottled water. As for Paraguay, the excise tax is 9% for beer and 5% for sugar content non alcoholic beverages and bottled water.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

A summary of the Company’s financial liabilities with their maturities as of December 31, 2015 and 2014, based on the non-discounted contractual cash flows appears below:

As of December 31, 2015	Book value	Contractual flows maturities
		Less than 1 year	Between 1 and 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	76,050,091	33,250,667	52,025,633	-	85,276,300
Bond payable	74,508,233	5,606,949	28,255,440	64,742,891	98,605,280
Financial leases obligations	17,559,874	1,505,697	5,148,941	28,871,228	35,525,866
Deposits for return of bottles and containers	12,503,170	12,503,170	-	-	12,503,170
Sub-Total	180,621,368	52,866,483	85,430,014	93,614,119	231,910,616
Derivative financial liabilities
Derivative hedge liabilities	107,698	107,876	-	-	107,876
Derivative financial instruments	171,470	171,471	-	-	171,471
Sub-Total	279,168	279,347	-	-	279,347
Total	180,900,536	53,145,830	85,430,014	93,614,119	232,189,963

As of December 31, 2014	Book value	Contractual flows maturities
		Less than 1 year	Between 1 and 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	95,822,149	51,813,214	52,789,648	-	104,602,862
Bond payable	73,937,639	5,485,283	23,204,531	71,545,695	100,235,509
Financial leases obligations	17,392,945	1,681,160	5,228,658	28,911,336	35,821,154
Deposits for return of bottles and containers	11,787,424	11,787,424	-	-	11,787,424
Sub-Total	198,940,157	70,767,081	81,222,837	100,457,031	252,446,949
Derivative financial liabilities
Derivative hedge liabilities	228,376	161,879	(307,947)	-	(146,068)
Derivative financial instruments	684,317	684,317	-	-	684,317
Sub-Total	912,693	846,196	(307,947)	-	538,249
Total	199,852,850	71,613,277	80,914,890	100,457,031	252,985,198

View current and non-current book value in Note 6.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 6 Financial Instruments

Financial instruments categories

The following are the book values of each financial instrument category at the closing of each year:

	As of December 31, 2015		As of December 31, 2014
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	192,554,239	-	214,774,876	-
Other financial assets	13,644,105	80,217	6,483,652	343,184
Accounts receivable - trade and other receivable	252,225,937	-	238,602,893	-
Acoounts receivable from related companies	4,788,930	445,938	11,619,118	522,953
Total financial assets	463,213,211	526,155	471,480,539	866,137
Bank borrowings	27,714,998	48,335,093	49,137,896	46,684,253
Bonds payable	3,155,239	71,352,994	3,029,425	70,908,214
Financial leases obligations	321,416	17,238,458	518,139	16,874,806
Derivative financial instruments	171,470	-	684,317	-
Derivative hedge liabilities	107,698	-	161,092	67,284
Deposits for return of bottles and containers	12,503,170	-	11,787,424	-
Total other non-financial liabililities (*)	43,973,991	136,926,545	65,318,293	134,534,557
Account payable- trade and other payable	227,736,803	1,645,098	203,782,805	369,506
Accounts payable to related entities	11,624,218	-	10,282,312	-
Total financial liabilities	283,335,012	138,571,643	279,383,410	134,904,063

(*) See Note 27 - Other financial liabilities.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Financial instruments fair value

a)   Composition of financial assets and liabilities:

The following tables show the fair values, based on the financial instrument categories, as compared to the book value included in the Consolidated Statements of Financial Position:

	As of December 31, 2015		As of December 31, 2014
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	192,554,239	192,554,239	214,774,876	214,774,876
Other financial assets	13,724,322	13,724,322	6,826,836	6,826,836
Accounts receivable - trade and other receivable	252,225,937	252,225,937	238,602,893	238,602,893
Acoounts receivable from related companies	5,234,868	5,234,868	12,142,071	12,142,071
Total financial assets	463,739,366	463,739,366	472,346,676	472,346,676
Bank borrowings	76,050,091	77,380,452	95,822,149	98,167,470
Bonds payable	74,508,233	80,087,449	73,937,639	80,134,117
Financial leases obligations	17,559,874	29,104,078	17,392,945	28,975,321
Derivative financial instruments	171,470	171,470	684,317	684,317
Derivative hedge liabilities	107,698	107,698	228,376	228,376
Deposits for return of bottles and containers	12,503,170	12,503,170	11,787,424	11,787,424
Total other non-financial liabililities (*)	180,900,536	199,354,317	199,852,850	219,977,025
Account payable- trade and other payable	229,381,901	229,381,901	204,152,311	204,152,311
Accounts payable to related entities	11,624,218	11,624,218	10,282,312	10,282,312
Total financial liabilities	421,906,655	440,360,436	414,287,473	434,411,648

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

The fair value of bank borrowings and Bonds payable have hierarchy level 2 of fair value.

b)   Financial instruments as per category:

As of December 31, 2015	Fair value with changes in income	Cash and cash equivalents and loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	9,365,572	-	816,622	10,182,194
Marketable securities and investments in other companies	3,542,128	-	-	3,542,128
Total other financial assets	12,907,700	-	816,622	13,724,322
Cash and cash equivalents	-	192,554,239	-	192,554,239
Accounts receivable-trade and other receivables	-	252,225,937	-	252,225,937
Account receivable from to related companies	-	5,234,868	-	5,234,868
Total	12,907,700	450,015,044	816,622	463,739,366

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

As of December 31, 2015	Fair value with changes in income	Hedge derivatives	Financial libilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	76,050,091	76,050,091
Bonds payable	-	-	74,508,233	74,508,233
Financial leases obligations	-	-	17,559,874	17,559,874
Deposits for return of bottles and containers	-	-	12,503,170	12,503,170
Derivative financial instruments	171,470	107,698	-	279,168
Total others financial liabililities	171,470	107,698	180,621,368	180,900,536
Account payable- trade and other payable	-	-	229,381,901	229,381,901
Accounts payable to related entities	-	-	11,624,218	11,624,218
Total	171,470	107,698	421,627,487	421,906,655

As of December 31, 2014	Fair value with changes in income	Cash and cash equivalents and loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	5,467,620	-	343,184	5,810,804
Marketable securities and investments in other companies	1,016,032	-	-	1,016,032
Total other financial assets	6,483,652	-	343,184	6,826,836
Cash and cash equivalents	-	214,774,876	-	214,774,876
Accounts receivable-trade and other receivables	-	238,602,893	-	238,602,893
Account receivable from to related companies	-	12,142,071	-	12,142,071
Total	6,483,652	465,519,840	343,184	472,346,676

As of December 31, 2014	Fair value with changes in income	Hedge derivatives	Financial libilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	95,822,149	95,822,149
Bonds payable	-	-	73,937,639	73,937,639
Financial leases obligations	-	-	17,392,945	17,392,945
Deposits for return of bottles and containers	-	-	11,787,424	11,787,424
Derivative financial instruments	684,317	228,376	-	912,693
Total others financial liabililities	684,317	228,376	198,940,157	199,852,850
Account payable- trade and other payable	-	-	204,152,311	204,152,311
Accounts payable to related entities	-	-	10,282,312	10,282,312
Total	684,317	228,376	413,374,780	414,287,473

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments as per type of agreement at the closing of each year is as follows:

	As of December 31, 2015				As of December 31, 2014
	Number agreements	Notional amounts thousand	Asset	Liability	Number agreements	Notional amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross interest rate swaps USD/USD	1	10,094	-	107,698	2	18,185	-	184,999
Less than a year	1	10,094	-	107,698	1	8,185	-	117,713
Between 1 and 5 years	-	-	-	-	1	10,000	-	67,286
Cross currency interest rate swaps USD/EURO	2	12,353	816,622	-	1	4,499	343,184	43,377
Less than a year	1	4,477	736,405	-	-	63	-	43,377
Between 1 and 5 years	1	7,877	80,217	-	1	4,436	343,184	-
Forwards USD	27	148,404	9,276,156	117,151	30	93,709	5,467,620	570,413
Less than a year	27	148,404	9,276,156	117,151	30	93,709	5,467,620	570,413
Forwards Euro	7	11,981	57,834	52,368	8	11,975	-	98,507
Less than a year	7	11,981	57,834	52,368	8	11,975	-	98,507
Forwards CAD	4	1,500	18,192	1,951	1	870	-	1,622
Less than a year	4	1,500	18,192	1,951	1	870	-	1,622
Forwards GBP	3	865	13,390	-	2	1,060	-	13,775
Less than a year	3	865	13,390	-	2	1,060	-	13,775
Total derivative instruments	44		10,182,194	279,168	44		5,810,804	912,693

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging classified; consequently their effects are recorded in Income, in Other gains (losses), separately from the hedged item.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

In the case of Cross Currency Interest Rate Swaps and the Cross Interest Rate Swaps, these qualify as cash flow hedges of the flows related to loans from Banco de Chile and Banco Scotiabank. See additional disclosures in Note 27.

As of December 31, 2015
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank	Interest rate and exchange rate in bank obligations	USD	5,700,299	EUR	5,589,172	111,127	18-06-2018
Banco de Chile	Interest rate and exchange rate in bank obligations	USD	3,205,865	EUR	2,500,370	705,495	11-07-2016
Banco de Chile	Interest rate on bank loans	USD	7,227,245	USD	7,334,943	(107,698)	07-07-2016

As of December 31, 2014
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank	Interest rate on bank loans	USD	4,862,197	USD	4,870,405	(8,208)	22-06-2015
Banco de Chile	Interest rate and exchange rate on bank loans	USD	2,718,035	EUR	2,418,228	299,807	11-07-2016
Banco de Chile	Interest rate on bank loans	USD	6,128,184	USD	6,304,976	(176,792)	07-07-2016

The Consolidated Statement of Other Comprehensive Income includes under the caption cash flow hedge, for the years ended December 31, 2015, a debit before income taxes of ThCh$ 80,693 (a credit before incomes taxes of ThCh$ 155,258 and a debit of ThCh$ 256,592, in 2014 and 2013, respectively), relating to the fair value of the Cross Currency Interest Swap and Cross Interest Rate Swap derivatives instruments.

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

Level 3                   Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

The fair value of financial instruments recorded at fair value in the Consolidated Financial Statements, are as follows:

As of December 31, 2015	Recorded fair value	Fair value hierarchy
		Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	9,365,572	-	9,365,572	-
Market securities and investments in other companies	3,542,128	3,542,128	-	-
Derivative hedge assets	816,622	-	816,622	-
Fair value financial assets	13,724,322	3,542,128	10,182,194	-
Derivative hedge liabilities	107,698	-	107,698	-
Derivative financial instruments	171,470	-	171,470	-
Fair value financial liabilities	279,168	-	279,168	-

As of December 31, 2014	Recorded fair value	Fair value hierarchy
		Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	5,467,620	-	5,467,620	-
Market securities and investments in other companies	1,016,032	1,016,032	-	-
Derivative hedge assets	343,184	-	343,184	-
Fair value financial assets	6,826,836	1,016,032	5,810,804	-
Derivative hedge liabilities	228,376	-	228,376	-
Derivative financial instruments	684,317	-	684,317	-
Fair value financial liabilities	912,693	-	912,693	-

During year ended as of December 31, 2015, the Company has not made any significant instrument transfer between levels 1 and 2.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 7 Financial Information as per operating segments

The Company has defined three Operating segments, essentially defined with respect to its revenues in the geographic areas of commercial activity: 1. Chile, 2. International business and 3. Wine.

From the fourth quarter of 2015 onwards, was created the Committee of International Business, which brings together management of the business activities regarding the geographical areas Argentina, Uruguay and Paraguay. Following this change, the Río de la Plata Operating segment (consisting of the business activities referred to) will be renamed into the International Business Operating Segment. The Committee of International Business will at the same time represent and look after the interests associated with the investments in Bolivia and Colombia, which will continue to report its results under Equity and income of JVs and associated on a consolidated basis.

These Operating segments mentioned are consistent with the way the Company is managed and how results are reported by CCU. These segments reflect separate operating results which are regularly reviewed by each segment chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance.

Operating segment	Products
Chile	Beers, non-alcoholic beverages and spirits.
International business	Beers, cider, non-alcoholic beverages and spirits in Argentina, Uruguay and Paraguay.
Wines	Wines, mainly in export markets to more 80 countries.

Corporate revenues and expenses are presented separately within the Other segment. In addition this segment presents the elimination of transactions between segments.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

a)     Information as per operating segments for the years ended as of December 31, 2015 and 2014:

	Chile Operating segment		International business segment operation		Wines operating segment		Others		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	885,769,609	813,639,952	400,051,022	292,152,707	184,169,165	168,139,809	-	-	1,469,989,796	1,273,932,468
Other income	10,238,408	9,100,957	4,708,728	3,992,902	5,214,674	3,918,028	8,220,109	7,021,944	28,381,919	24,033,831
Sales revenue between segments	6,013,177	7,600,483	953,967	3,522,074	131,209	290,716	(7,098,353)	(11,413,273)	-	-
Net sales	902,021,194	830,341,392	405,713,717	299,667,683	189,515,048	172,348,553	1,121,756	(4,391,329)	1,498,371,715	1,297,966,299
Change %	8.6	-	35.4	-	10.0	-	-	-	15.4	-
Cost of sales	(420,297,983)	(383,558,625)	(162,665,341)	(136,174,602)	(105,956,281)	(97,523,601)	3,844,354	12,720,013	(685,075,251)	(604,536,815)
% of Net sales	46.6	46.2	40.1	45.4	55.9	56.6	-	-	45.7	46.6
Gross margin	481,723,211	446,782,767	243,048,376	163,493,081	83,558,767	74,824,952	4,966,110	8,328,684	813,296,464	693,429,484
% of Net sales	53.4	53.8	59.9	54.6	44.1	43.4	-	-	54.3	53.4
MSD&A (1)	(328,488,527)	(317,765,236)	(216,098,525)	(154,299,739)	(51,070,291)	(50,284,130)	(16,907,433)	(13,253,897)	(612,564,776)	(535,603,002)
% of Net sales	36.4	38.3	53.3	51.5	26.9	29.2	-	-	40.9	41.3
Other operating income (expenses)	688,920	722,478	3,315,892	20,173,967	44,823	238,952	155,675	2,585,913	4,205,310	23,721,310
Operating result before Exceptional Items (EI)	153,923,604	129,740,009	30,265,743	29,367,309	32,533,299	24,779,774	(11,785,648)	(2,339,300)	204,936,998	181,547,792
Change %	18.6	-	3.1	-	31.3	-	-	-	12.9	-
% of Net sales	17.1	15.6	7.5	9.8	17.2	14.4	-	-	13.7	14.0
Exceptional Items (EI) (2)	-	-	-	(1,214,505)	-	-	-	(412,995)	-	(1,627,500)
Operating result (3)	153,923,604	129,740,009	30,265,743	28,152,804	32,533,299	24,779,774	(11,785,648)	(2,752,295)	204,936,998	179,920,292
Change %	18.6	-	7.5	-	31.3	-	-	-	13.9	-
% of Net sales	17.1	15.6	7.5	9.4	17.2	14.4	-	-	13.7	13.9
Net financial expense	-	-	-	-	-	-	-	-	(15,255,586)	(10,820,891)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	(5,228,135)	(898,607)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	957,565	(613,181)
Results as per adjustment units	-	-	-	-	-	-	-	-	(3,282,736)	(4,159,131)
Other gains (losses)	-	-	-	-	-	-	-	-	8,512,000	4,036,939
Income before taxes									190,640,106	167,465,421
Income taxes									(50,114,516)	(46,673,500)
Net income for year									140,525,590	120,791,921
Non-controlling interests									19,717,455	14,553,471
Net income attributable to equity holders of the parent									120,808,135	106,238,450
Depreciation and amortization	45,766,393	38,832,969	14,334,415	11,194,117	7,568,991	7,115,790	13,897,003	11,464,690	81,566,802	68,607,566
ORBDA before EI	199,689,997	168,572,978	44,600,158	40,561,426	40,102,290	31,895,564	2,111,355	9,125,390	286,503,800	250,155,358
Change %	18.5	-	10.0	-	25.7	-	-	-	14.5	-
% of Net sales	22.1	20.3	11.0	13.5	21.2	18.5	-	-	19.1	19.3
ORBDA (4)	199,689,997	168,572,978	44,600,158	39,346,921	40,102,290	31,895,564	2,111,355	8,712,395	286,503,800	248,527,858
Change %	18.5	-	13.4	-	25.7	-	-	-	15.3	-
% of Net sales	22.1	20.3	11.0	13.1	21.2	18.5	-	-	19.1	19.1

(1)   MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

(2)   Exceptional Items are income or expenses that do not occur regularly as part of the normal activities of the Company. It’s presented separately because its important items for the understanding the normal operations of the Company due to importance or nature. During the year 2014, the Company has considered this result as an Exceptional Items related to different restructuring process of operating segments.

(3)   Operating result (For management purposes we have defined as earnings before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(4)   ORBDA (For management purpose we have defined as Operating Result before Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

b)     Information as per operating segments for the years ended as of December 31, 2014 and 2013:

	Chile Operating segment		International business segment operation		Wines operating segment		Others		Total
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	813,639,952	751,079,523	292,152,707	274,029,865	168,139,809	146,938,005	-	-	1,273,932,468	1,172,047,393
Other income	9,100,957	8,560,450	3,992,902	7,405,658	3,918,028	4,524,947	7,021,944	4,688,062	24,033,831	25,179,117
Sales revenue between segments	7,600,483	5,555,707	3,522,074	999,777	290,716	792,495	(11,413,273)	(7,347,979)	-	-
Net sales	830,341,392	765,195,680	299,667,683	282,435,300	172,348,553	152,255,447	(4,391,329)	(2,659,917)	1,297,966,299	1,197,226,510
Change %	8.5	-	6.1	-	13.2	-	-	-	8.4	-
Cost of sales	(383,558,625)	(343,230,330)	(136,174,602)	(113,264,790)	(97,523,601)	(92,864,092)	12,720,013	12,662,578	(604,536,815)	(536,696,634)
% of Net sales	46.2	44.9	45.4	40.1	56.6	61.0	-	-	46.6	44.8
Gross margin	446,782,767	421,965,350	163,493,081	169,170,510	74,824,952	59,391,355	8,328,684	10,002,661	693,429,484	660,529,876
% of Net sales	53.8	55.1	54.6	59.9	43.4	39.0	-	-	53.4	55.2
MSD&A (1)	(317,765,235)	(275,202,656)	(154,299,739)	(142,972,002)	(50,284,131)	(46,036,147)	(13,253,897)	(9,312,740)	(535,603,002)	(473,523,545)
% of Net sales	38.3	36.0	51.5	50.6	29.2	30.2	-	-	41.3	39.6
Other operating income (expenses)	722,478	1,385,111	20,173,967	1,038,067	238,952	(166,311)	2,585,913	1,991,965	23,721,310	4,248,832
Operating result before Exceptional Items (EI)	129,740,010	148,147,805	29,367,309	27,236,575	24,779,773	13,188,897	(2,339,300)	2,681,886	181,547,792	191,255,163
Change %	(12.4)	-	7.8	-	87.9	-	-	-	(5.1)	-
% of Net sales	15.6	19.4	9.8	9.6	14.4	8.7	-	-	14.0	16.0
Exceptional Items (EI) (2)	-	(780,458)	(1,214,505)	(543,111)	-	(275,700)	(412,995)	(1,390,060)	(1,627,500)	(2,989,329)
Operating result (3)	129,740,010	147,367,347	28,152,804	26,693,464	24,779,773	12,913,197	(2,752,295)	1,291,826	179,920,292	188,265,834
Change %	(12.0)	-	5.5	-	91.9	-	-	-	(4.4)	-
% of Net sales	15.6	19.3	9.4	9.5	14.4	8.5	-	-	13.9	16
Net financial expense	-	-	-	-	-	-	-	-	(10,820,891)	(15,830,056)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	(898,607)	308,762
Foreign currency exchange differences	-	-	-	-	-	-	-	-	(613,181)	(4,292,119)
Results as per adjustment units	-	-	-	-	-	-	-	-	(4,159,131)	(1,801,765)
Other gains (losses)	-	-	-	-	-	-	-	-	4,036,939	958,802
Income before taxes									167,465,421	167,609,458
Income taxes									(46,673,500)	(34,704,907)
Net income for year									120,791,921	132,904,551
Non-controlling interests									14,553,471	9,868,543
Net income attributable to equity holders of the parent									106,238,450	123,036,008
Depreciation and amortization	38,832,969	37,534,253	11,194,117	9,957,053	7,115,790	7,238,886	11,464,690	9,516,304	68,607,566	64,246,496
ORBDA before EI	168,572,979	185,682,058	40,561,426	37,193,628	31,895,563	20,427,783	9,125,390	12,198,190	250,155,358	255,501,659
Change %	(9.2)	-	9.1	-	56.1	-	-	-	(2.1)	-
% of Net sales	20.3	24.3	13.5	13.2	18.5	13.4	-	-	19.3	21.3
ORBDA (4)	168,572,979	184,901,600	39,346,921	36,650,517	31,895,563	20,152,083	8,712,395	10,808,130	248,527,858	252,512,330
Change %	(8.8)	-	7.4	-	58.3	-	-	-	(1.6)	-
% of Net sales	20.3	24.2	13.1	13.0	18.5	13.2	-	-	19.1	21.1

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

(4)     ORBDA (For management purpose we have defined as Operating Result before Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Sales information by geographic location

Net sales per geographical location	For the years ended as of December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Chile	1,081,835,420	991,938,043	907,947,965
Argentina	366,886,701	264,631,403	279,342,525
Uruguay	14,432,950	11,204,806	9,936,020
Paraguay	35,216,644	30,192,047	-
Total	1,498,371,715	1,297,966,299	1,197,226,510

See distribution of domestic and exports revenues in Note 9.

Depreciation and amortization as per operating segments

Property, plant and equipment depreciation and amortization of software	For the years ended as of December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Chile Operating segment	45,766,393	38,832,969	37,534,253
International business segment operation	14,334,415	11,194,117	9,957,053
Wines operating segment	7,568,991	7,115,790	7,238,886
Others (1)	13,897,003	11,464,690	9,516,304
Total	81,566,802	68,607,566	64,246,496

(1)   Others includes depreciation and amortization corresponding to the Corporate Support Units and Strategic Service Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and software additions)	For the years ended as of December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Chile Operating segment	72,292,561	85,904,965	70,441,360
International business segment operation	27,871,662	33,481,407	29,779,226
Wines operating segment	10,052,863	12,686,080	4,839,881
Others (1)	21,513,836	98,007,700	19,498,562
Total	131,730,922	230,080,152	124,559,029

(1)   Others includes the capital investments corresponding to the Corporate Support Units and Strategic Service Units.

Assets as per operating segments

Assets per segment	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Chile Operating segment	685,295,557	653,728,891
International business segment operation	256,319,478	275,037,618
Wines operating segment	308,288,465	297,145,081
Others (1)	573,453,051	542,989,483
Total	1,823,356,551	1,768,901,073

(1)   Others includes goodwill and the assets corresponding to the Corporate Support Units and Strategic Service Units.

Assets per geographic location

Assets per geographical location	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Chile	1,555,550,811	1,480,587,584
Argentina	188,897,724	211,886,432
Uruguay	25,703,157	23,971,219
Paraguay	53,204,859	52,455,838
Total	1,823,356,551	1,768,901,073

Liabilites as per operating segments

Liabilites per segments	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Chile Operating segment	328,182,912	370,380,118
International business segment operation	97,680,139	125,647,902
Wines operating segment	102,780,420	99,164,051
Others (1)	107,190,935	25,209,084
Total	635,834,406	620,401,155

(1)   Others includes liabilites corresponding to the Corporate Support Units and Strategic Service Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Operating Segment’s additional information

The Consolidated Statement of Income classified according to the Company’s operations management is as follows:

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2015	2014	2013
		ThCh$	ThCh$	ThCh$
Sales revenue external customers		1,469,989,796	1,273,932,468	1,172,047,393
Other income		28,381,919	24,033,831	25,179,117
Net sales	9	1,498,371,715	1,297,966,299	1,197,226,510
Change %		15.4	8.4	-
Cost of sales		(685,075,251)	(604,536,815)	(536,696,634)
% of Net sales		45.7	46.6	44.8
Gross margin		813,296,464	693,429,484	660,529,876
% of Net sales		54.3	53.4	55.2
MSD&A (1)		(612,564,776)	(535,603,002)	(473,523,545)
% of Net sales		40.9	41.3	39.6
Other operating income (expenses)		4,205,310	23,721,310	4,248,832
Operating result before Exceptional Items (EI)		204,936,998	181,547,792	191,255,163
Change %		12.9	(5.1)	-
% of Net sales		13.7	14.0	16.0
Exceptional Items (EI) (2)		-	(1,627,500)	(2,989,329)
Operating result (3)		204,936,998	179,920,292	188,265,834
Change %		13.9	(4.4)	-
% of Net sales		13.7	13.9	15.7
Net financial expense	11	(15,255,586)	(10,820,891)	(15,830,056)
Equity and income of associates and joint ventures	20	(5,228,135)	(898,607)	308,762
Foreign currency exchange differences	11	957,565	(613,181)	(4,292,119)
Results as per adjustment units	11	(3,282,736)	(4,159,131)	(1,801,765)
Other gains (losses)	13	8,512,000	4,036,939	958,802
Income before taxes		190,640,106	167,465,421	167,609,458
Income taxes	26	(50,114,516)	(46,673,500)	(34,704,907)
Net income for year		140,525,590	120,791,921	132,904,551
Non-controlling interests	32	19,717,455	14,553,471	9,868,543
Net income attributable to equity holders of the parent		120,808,135	106,238,450	123,036,008
Depreciation and amortization		81,566,802	68,607,566	64,246,496
ORBDA before EI		286,503,800	250,155,358	255,501,659
Change %		14.5	(2.1)	-
% of Net sales		19.1	19.3	21.3
ORBDA (4)		286,503,800	248,527,858	252,512,330
Change %		15.3	(1.6)	-
% of Net sales		19.1	19.1	21.1

See definition of (1), (2), (3) and (4) in information as per Operating segment.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

(4) The following is a reconciliation of our income operational activities, the most directly comparable IFRS measure to Operating Result for the years ended on December 31, 2015, 2014 and 2013:

	For the years ended December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Income from operational activities	213,448,998	183,957,231	189,224,636
Add (Subtract):
Results derivative contracts	(9,839,675)	(4,152,548)	(2,390,493)
Marketable securities to fair value	(36,280)	103,306	107,914
Other	1,363,955	12,303	1,323,777
Exceptional Items (EI) (2)	-	1,627,500	2,989,329
Operating result before EI	204,936,998	181,547,792	191,255,163
Exceptional Items (EI) (2)	-	(1,627,500)	(2,989,329)
Operating result (1)	204,936,998	179,920,292	188,265,834

See definition of (1) and (2) in information as per Operating segment.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 8 Business Combinations

a) Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.

Year 2013 Acquisitions

During December 2013, the Company acquired 50.005% and 49.96% of the stock of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., respectively. This transaction allows the Company, to participate in the beer distribution business, and production and marketing of non-alcoholic drinks, waters and nectars. The total amount of this transaction was ThCh$ 11,254,656.

On June 9, 2015 the committed equity of ThCh$7,414,290 was paid.

For the acquisition of the Paraguayan companies, the Company have been determined the fair values of the assets, liabilities and contingent liabilities, generating goodwill and trademarks for an amount of ThCh$ 5,566,003 and
ThCh$ 3,658,167, respectively, among others (Note 21 and 22).

On December 23, 2014, the Company signed a contract with its subsidiary CCU Inversiones II Limited, in which the last acquired all of stock of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.

Bebidas del Paraguay S.A. (BdP) and Distribuidora del Paraguay S.A. (DdP) are considered as an economic group that share operational and financial strategy. BdP manufactures products with different brands of its property. DdP is sole and exclusive customer, which is responsible for the distribution and marketing of its products, reason why BdP is it consolidates DdP.

It is expected that the acquisition of these companies increases their productive capacities, through the expansion of their productive assets, growth in market share through the various brands market and participation in local and foreign markets, as well as operational improvements as a result of synergies obtained in the operational and administrative functions.

b) Manantial S.A.

Year 2013 Acquisitions

On June 7, 2013, the Company proceeded to pay outstanding balance of ThCh$ 1,781,909 related to the acquisition of Manantial S.A.

c) As of December 31, 2015, the Company has not made business combinations.

Note 9 Net Sales

Net sales distributed between domestic and export, are as follows:

	For the years ended as of December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Domestic sales	1,374,282,584	1,188,231,333	1,102,834,492
Exports sales	124,089,131	109,734,966	94,392,018
Total	1,498,371,715	1,297,966,299	1,197,226,510

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 10 Nature of cost and expense

Operational cost and expense grouped by natural classification are as follows:

	For the years ended as of December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Raw material cost	485,391,583	433,749,832	382,645,778
Materials and maintenance expense	43,093,939	38,678,842	32,596,344
Personnel expense (1)	197,915,151	169,331,464	155,010,442
Transportation and distribution	234,431,464	201,371,151	184,417,248
Advertising and promotion expense	117,921,841	105,649,991	85,063,591
Lease expense	13,641,122	13,347,091	12,201,288
Energy expense	25,178,032	29,566,627	25,398,656
Depreciation and amortization	81,566,802	68,607,566	64,246,496
Other expenses	100,872,027	83,207,159	72,889,696
Total	1,300,011,961	1,143,509,723	1,014,469,539

(1)   See Note 31 Employee benefits.

Note 11 Financial results

The financial income composition for the year ended as of December 31, 2015, 2014 and 2013, is as follows:

	For the years ended as of December 31,
Financial Results	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Financial income	7,845,743	12,136,591	8,254,170
Financial cost	(23,101,329)	(22,957,482)	(24,084,226)
Foreign currency exchange differences	957,565	(613,181)	(4,292,119)
Result as per adjustment units	(3,282,736)	(4,159,131)	(1,801,765)
Total	(17,580,757)	(15,593,203)	(21,923,940)

Note 12 Other income by function

The detail of other income by function is as follows:

Other income by function	For the years ended as of December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Sales of fixed assets	3,644,435	3,146,816	2,381,160
Lease expense	245,285	364,388	318,830
Others	2,687,524	(1) 21,952,512	2,808,873
Total	6,577,244	25,463,716	5,508,863

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 13 Other Gains (Losses)

The detail of other gains (losses) items is as follows:

Other gains (losses)	For the years ended as of December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Results derivative contracts (1)	9,839,675	4,152,548	2,390,493
Marketable securities to fair value	36,280	(103,306)	(107,914)
Other	(1,363,955)	(12,303)	(1,323,777)
Total	8,512,000	4,036,939	958,802

(1)   Under this concept the Company received cash flows amounting ThCh$ 5,419,700, ThCh$ 927,149 and ThCh$ 358,195 corresponding to 2015, 2014 and 2013, respectevily and these were recorded in the Consolidated Cash Flow Statement, under Operational activities, in line item Other cash movements.

Note 14  Cash and cash equivalents

Cash and cash equivalent balances were as follows:

	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$	ThCh$
Cash	12,712	12,708	16,242
Overnight deposits	462,873	1,319,399	883,299
Bank balances	42,370,367	30,853,126	29,614,669
Time deposits	32,639,373	99,373,117	282,628,752
Investments in mutual funds	-	-	503,838
Securities purchased under resale agreements	117,068,914	83,216,526	95,206,467
Total	192,554,239	214,774,876	408,853,267

The currency composition of cash and cash equivalents at December 31, 2015, is as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan guarani	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	10,675	39	-	1,998	-	-	-	12,712
Overnight deposits	-	462,873	-	-	-	-	-	462,873
Bank balances	21,964,295	4,922,732	955,840	5,699,756	948,816	7,519,619	359,309	42,370,367
Time deposits	32,639,373	-	-	-	-	-	-	32,639,373
Securities purchased under resale agreements	117,068,914	-	-	-	-	-	-	117,068,914
Total	171,683,257	5,385,644	955,840	5,701,754	948,816	7,519,619	359,309	192,554,239

The currency composition of cash and cash equivalents at December 31, 2014, is as follows:

	Chilean Peso	Unidad de Fomento	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan guarani	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	9,939	-	420	-	2,349	-	-	-	12,708
Overnight deposits	-	-	1,319,399	-	-	-	-	-	1,319,399
Bank balances	8,790,934	-	4,738,935	974,179	11,726,073	536,097	3,753,420	333,488	30,853,126
Time deposits	90,962,579	8,410,538	-	-	-	-	-	-	99,373,117
Securities purchased under resale agreements	83,216,526	-	-	-	-	-	-	-	83,216,526
Total	182,979,978	8,410,538	6,058,754	974,179	11,728,422	536,097	3,753,420	333,488	214,774,876

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

The currency composition of cash and cash equivalents at December 31, 2013, is as follows:

	Chilean Peso	Unidad de Fomento	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan guarani	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	6,446	-	42	-	1,217	8,537	-	-	16,242
Overnight deposits	-	-	883,299	-	-	-	-	-	883,299
Bank balances	24,559,899	-	695,292	1,718,676	1,730,671	545,378	-	364,753	29,614,669
Time deposits	282,628,752	-	-	-	-	-	-	-	282,628,752
Investments in mutual funds	503,838	-	-	-	-	-	-	-	503,838
Securities purchased under resale agreements	95,206,467	-	-	-	-	-	-	-	95,206,467
Total	402,905,402	-	1,578,633	1,718,676	1,731,888	553,915	-	364,753	408,853,267

The total accumulated cash flows paid in business combinations and acquisitions of associates are as follows:

		For the years ended as of December 31,
		2015	2014	2013
		ThCh$	ThCh$	ThCh$
Total disbursements for business acquisition
Cash flows used in the purchase of non-controlling interests	(1)	1,921,245	13,776,885	-
Other payments to acquire interests in joint ventures	(2)	42,163,032	1,445,478	-
Cash flows used for control of subsidaries or other businesses		-	8,369	(3) 14,566,278
Payments for changes in ownership interests in subsidaries		-	-	(4) 5,627,425
Total		44,084,277	15,230,732	20,193,703

(1)   Corresponds to an increased of capital made in 2015 and the acquisitions made during 2014 of 34% of Bebidas Bolivianas S.A.

(2)   Corresponds to pay of 50% of the acquisitions of Bebidas Carozzi CCU SpA. and to an increased of capital made in 2015 and 2014 of Central Cervecera de Colombia S.A.S.

(3)   Corresponds to the purchase of Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A. and a pay of outstanding balance related to the acquisition in Manantial S.A. and Compañía Pisquera Bauzá S.A. in 2013.

(4)   Corresponds to additionally percentage of acquisition in VSPT (Note 1) in 2013.

Note 15 Accounts receivables – Trade and other receivables

The accounts receivables – trade and other receivables were as follows:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Accounts receivables:
Chile reportable segment	88,332,401	87,979,118
International business segment operation	52,591,935	50,498,496
Wines reportable segment	43,333,189	38,575,440
Total Others reportable segment (1)	47,871,339	43,083,819
Others accounts receivables	24,033,944	21,619,152
Impairment loss estimate	(3,936,871)	(3,153,132)
Total	252,225,937	238,602,893

(1)   Primarlly includes Comercial CCU S.A. which makes sales multiclass on behalf of Cervecera CCU Chile, ECUSA, CPCh, VSPT and FOODs.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

The Company’s accounts receivable are denominated in the following currencies:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Chilean Peso	158,757,937	151,677,364
Argentine Peso	48,535,814	46,140,278
US Dollar	25,498,590	19,030,421
Euro	7,463,166	10,038,934
Unidad de Fomento	7,102	2,021
Uruguayan Pesos	4,074,908	4,519,676
Paraguayan guarani	6,111,636	5,477,622
Others currencies	1,776,784	1,716,577
Total	252,225,937	238,602,893

The detail of the accounts receivable maturities as of December 31, 2015, is as follows:

	Total	Current balance	Overdue balances
			0 to 3 months	3 to 6 months	6 to 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables:
Chile reportable segment	88,332,401	80,543,609	6,601,090	421,928	298,999	466,775
International business segment operation	52,591,935	45,600,898	5,839,178	226,648	321,512	603,699
Wines reportable segment	43,333,189	40,022,791	2,715,939	193,781	299,921	100,757
Total Others reportable segment (1)	47,871,339	43,481,018	3,507,731	237,742	212,994	431,854
Others accounts receivables	24,033,944	22,204,897	370,715	982,963	475,369	-
Sub-Total	256,162,808	231,853,213	19,034,653	2,063,062	1,608,795	1,603,085
Impairment loss estimate	(3,936,871)	-	(888,274)	(280,839)	(1,168,592)	(1,599,166)
Total	252,225,937	231,853,213	18,146,379	1,782,223	440,203	3,919

(1)   Primarlly includes Comercial CCU S.A. which makes sales multiclass on behalf of Cervecera CCU Chile, ECUSA, CPCh, VSPT and FOODs.

The detail of the accounts receivable maturities as of December 31, 2014, is as follows:

	Total	Current balance	Overdue balances
			0 to 3 months	3 to 6 months	6 to 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables:
Chile reportable segment	87,979,118	81,335,105	5,453,180	485,827	325,316	379,690
International business segment operation	50,498,496	41,505,514	7,058,969	791,980	289,994	852,039
Wines reportable segment	38,575,440	33,384,725	4,696,632	187,721	150,061	156,301
Total Others reportable segment (1)	43,083,819	38,808,700	3,218,244	212,767	230,855	613,253
Others accounts receivables	21,619,152	19,689,147	663,317	1,266,688	-	-
Sub-Total	241,756,025	214,723,191	21,090,342	2,944,983	996,226	2,001,283
Impairment loss estimate	(3,153,132)	-	(608,126)	(285,728)	(505,187)	(1,754,091)
Total	238,602,893	214,723,191	20,482,216	2,659,255	491,039	247,192

(1)     Primarlly includes Comercial CCU S.A. which makes sales multiclass on behalf of Cervecera CCU Chile, ECUSA, CPCh, VSPT and FOODs.

The Company markets its products through retail, wholesale clients, chains and supermarkets. As of December 31, 2015, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 29.1% (29.2% in 2014) of the total accounts receivable.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

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

The movement of the impairment losses provision for accounts receivable is as follows:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Balance at the beginning of year	3,153,132	4,506,069
Impairment estimate for accounts receivable	1,883,258	346,606
Uncollectible accounts	(264,618)	(914,016)
Release of unused provisions	(557,106)	(680,950)
Effect of translation into presentation currency	(277,795)	(104,577)
Total	3,936,871	3,153,132

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

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

(4)  An agreement between the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui and Limarí Ltda. due to differences resulting from the contributions made by the latter. It establishes a 3% annual interest over capital, with annual payments to be made in eight instalments of UF 1,124 each. Beginning February 28, 2007 and UF 9,995 bullet payment at the last contribution date. In accordance with the contract, Cooperativa Agrícola Control Pisquero de Elqui and Limari Ltda. renew the contract for a period of ten years. Consequently, the UF 9,995 will pay in ten instalments of UF 1,162 each one, beginning February 28, 2015.

(5)   An agreement of grape supply between the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. These contracts stipulate a 3% annual interest on the capital, with a term of eight years, and annual payments due on May 31, 2018.

The transaction schedule includes all the transactions made with related parties.

The detail of the accounts receivable and payable from related companies as of December 31, 2015 and 2014, is as follows:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Accounts receivable from related companies

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2015	As of December 31, 2014
							ThCh$	ThCh$
0-E	Bebidas Bolivianas SA	Bolivia	(1)	Associated	Sales of products	USD	78,810	-
0-E	Heineken Brouwerijen B.V.	Holanda	(3)	Related to the controller	Sales of products	USD	-	43,428
0-E	Pepsi Cola Panamericana S.R.L	Perú	(1)	Related to the joint venture	Sales of products	USD	1,149	-
97.004.000-5	Banco de Chile	Chile	(1)	Related to the controller	Sales of products	CLP	126,435	179,284
96.571.220-8	Banchile Corredores de Bolsa S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	1,073	-
96.819.020-2	Agrícola El Cerrito S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	30	-
87.938.700-0	Agroproductos Bauza y Cía Ltda.	Chile	(1)	Related joint operating	Sales of products	CLP	10,297	-
93.920.000-2	Antofagasta Minerals S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	4,198	-
96.919.980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Sales of products	CLP	29,502	235,683
96.919.980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Billed services	CLP	-	15,391
77.051.330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to the controller	Sales of products	CLP	142,789	142,957
90.160.000-7	Cia. Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	522	-
77.755.610-K	Comercial Patagona Ltda.	Chile	(1)	Joint venture subsidiary	Sales of products	CLP	738,270	1,573,306
77.755.610-K	Comercial Patagona Ltda.	Chile	(1)	Joint venture subsidiary	Rental of cranes	CLP	2,875	2,191
90.081.000-8	Compañía Chilena de Fósforos S.A.	Chile	(1)	Shareholders of subsidiary	Sales of products	CLP	5,651	2,978
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(1)	Shareholders of subsidiary	Advance purchase	CLP	1,054,917	1,055,714
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(1)	Shareholders of subsidiary	Sales of products	CLP	24,027	60,673
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(4)	Shareholders of subsidiary	Loan	U.F.	29,589	29,602
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(5)	Shareholders of subsidiary	Supply contract	U.F.	74,529	71,616
96.591.040-9	Empresas Carozzi S.A.	Chile	(1)	Related joint venture	Sales of products	CLP	301,882	-
92.011.000-2	Empresa Nacional de Energia ENEX S.A.	Chile	(1)	Related to the controller	Supply contract	CLP	2,136	-
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Sales of products	CLP	358,428	841,647
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Transport service	CLP	881,499	433,647
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(2)	Joint venture	Remittance send	CLP	-	6,108,351
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(2)	Joint venture	Interests	CLP	219,647	362,790
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Sales Service	CLP	118,292	128,430
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Shared service	CLP	182,822	238,980
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Collection service	CLP	49,646	-
96.847.140-6	Inmobiliaria Norte Verde S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	40	-
96.427.000-7	Inversiones y Rentas S.A.	Chile	(1)	Controller	Sales of products	CLP	12,664	9,330
96.536.010-7	Inversiones Consolidadas Limitadas	Chile	(1)	Related to the controller	Sales of products	CLP	1,409	-
76.029.109-9	Inversiones Chile Chico Ltda.	Chile	(1)	Related to the controller	Billing services	CLP	5,353	-
94.625.000-7	Inversiones Enex S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	203,349	-
99.525.700-9	Las Margaritas S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	47	-
91.021.000-9	Madeco S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	3,723	3,683
78.780.780-1	Operaciones y servicios Enex Ltda.	Chile	(1)	Related to the controller	Sales of products	CLP	90,323	-
76.028.758-K	Norgistics Chile S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	110	-
91.705.000-7	Quiñenco S.A.	Chile	(1)	Shareholder Controller	Sales of products	CLP	3,070	-
96.645.790-2	Socofin S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	10	-
76.178.803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller	Billing services	CLP	29,817	79,437
Total							4,788,930	11,619,118

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2015	As of December 31, 2014
							ThCh$	ThCh$
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(4)	Shareholders of subsidiary	Loan	U.F.	209,330	223,980
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(5)	Shareholders of subsidiary	Supply contract	U.F.	236,608	298,973
Total							445,938	522,953

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Accounts payable to related companies

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2015	As of December 31, 2014
							ThCh$	ThCh$
0-E	Heineken Brouwerijen B.V.	Holanda	(3)	Related to the controller	License and technical asssintance	Euros	6,568,594	3,354,448
0-E	Heineken Brouwerijen B.V.	Holanda	(3)	Related to the controller	Purchase of products	Euros	307,118	1,009,856
0-E	Heineken Nederland Supply	Holanda	(3)	Related to the controller	License and technical asssintance	Euros	37,772	-
0-E	Heineken supply chain B.V.	Holanda	(3)	Related to the controller	Purchase of products	Euros	11,647	-
0-E	Amstel Brouwerijen B.V.	Holanda	(3)	Related to the controller	License and technical asssintance	Euros	246,334	121,854
0-E	Tabacos del Paraguay S.A.	Paraguay	(3)	Related to the controller	Marketing services	PYG	-	13,051
0-E	Nestle Waters Marketing & Distribution	Francia	(3)	Related to the controller	Purchase of products	Euros	21,861	-
0-E	Nestle Waters Management & Tecnology	Francia	(3)	Related to the controller	Purchase of products	Euros	12,191	-
0-E	Pespsi-cola manufacturi co.of uruguay SRL	Uruguay	(3)	Related to the controller	Purchase of products	USD	151,578	-
87.938.700-0	Agroproductos Bauza y Cía. Ltda.	Chile	(1)	Related joint venture	Purchase of products	CLP	-	31,199
99.540.870-8	Aguas de Antofagasta S.A.	Chile	(1)	Related to the controller	Water service	CLP	36,879	-
89.010.400-2	Alusa Chile S.A.	Chile	(1)	Related to the controller	Purchase of products	CLP	437,884	-
84.898.000-5	Alusa S.A.	Chile	(1)	Related to the controller	Purchase of products	CLP	-	73,233
78.105.460-7	Alimentos Nutrabien S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	212	314
97.004.000-5	Banco de Chile	Chile	(1)	Related to the controller	Billing services	CLP	2,431	4,504
76.115.132-0	Canal 13 S.P.A.	Chile	(1)	Related to the controller	Marketing services	CLP	21,100	170,091
96.919.980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	414,400	1,232,609
96.919.980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty paid	CLP	-	45,687
77.051.330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Shareholders of subsidiary	Purchase of products	CLP	15,707	6,400
77.755.610-K	Comercial Patagona Ltda.	Chile	(1)	Joint venture subsidiary	Marketing services	CLP	24,694	22,810
90.160.000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller	Transport service	CLP	-	2,928
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	63,212	158,744
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Discount of transport	CLP	-	11,883
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Consignation sales	CLP	2,015,613	2,801,544
78.259.420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholders of subsidiary	Purchase of products	CLP	1,195,665	1,116,372
96.798.520-1	Saam Extraportuarios S.A.	Chile	(1)	Related to the controller	Transport service	CLP	17	-
94.058.000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	(1)	Related to the controller	Transport service	CLP	193	-
92.048.000-4	Sudamericana Agencias Aéreas y Maritimas S.A.	Chile	(1)	Related to the controller	Transport service	CLP	-	231
96.689.310-9	Transbank S.A.	Chile	(1)	Related to the controller	Commission	CLP	25,911	54
76.178.803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller	Collect of customers	CLP	-	37,185
92.236.000-6	Watt´s S.A.	Chile	(1)	Related joint venture	Purchase of products	CLP	13,205	67,315
Total							11,624,218	10,282,312

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Most significant transactions and effects on results:

The following are the most significant transactions with related entities that are not subsidiaries of the Company and their effect on the Consolidated Statement of Income:

Tax ID	Company	Country of origin	Relationship	Transaction	For the years ended as of December 31,
					2015		2014		2013
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
0-E	Bebidas Bolivianas S.A.	Bolivia	Associated	Sales of products	209,292	79,531	-	-	-	-
0-E	Heineken Brouwerijen B.V.	Holanda	Related to the controller	Billing services	27,904	(27,904)	95,533	(95,533)	58,343	(58,343)
0-E	Heineken Brouwerijen B.V.	Holanda	Related to the controller	Purchase of products	71,107	-	295,899	-	225,145	-
0-E	Heineken Brouwerijen B.V.	Holanda	Related to the controller	Sales of products	-	-	208,932	79,394	244,804	93,026
0-E	Heineken Brouwerijen B.V.	Holanda	Related to the controller	License and technical asssintance	9,331,241	(9,331,241)	6,338,435	(6,338,435)	6,990,715	(6,990,715)
0-E	Heineken Italia Spa	Italia	Related to the controller	Purchase of products	-	-	-	-	40,025	-
0-E	Nestle Waters Argentina S.A.	Argentina	Shareholders of subsidiary	License and technical asssintance	-	-	-	-	1,350	(1,350)
0-E	Nestle Waters S.A.	Italia	Shareholders of subsidiary	Royalty paid	308,527	(308,527)	204,010	(204,010)	155,839	(155,839)
96.956.680-K	Alusa S.A.	Chile	Related to the controller	Purchase of products	2,665,007	-	1,562,351	-	1,427,550	-
97.004.000-5	Banco de Chile	Chile	Related to the controller	Transport service	452,384	(452,384)	356,432	(356,432)	72,005	(72,005)
97.004.000-5	Banco de Chile	Chile	Related to the controller	Sales of products	39,148	25,446	60,472	21,165	30,865	10,803
97.004.000-5	Banco de Chile	Chile	Related to the controller	Derivatives	105,973,453	1,708,487	2,595,060	(1,637)	9,358,500	3,158
97.004.000-5	Banco de Chile	Chile	Related to the controller	Investments	423,550,000	770,364	181,200,794	1,427,444	111,695,000	366,198
97.004.000-5	Banco de Chile	Chile	Related to the controller	Interests	316,411	(316,411)	387,547	(387,547)	258,196	(258,196)
97.004.000-5	Banco de Chile	Chile	Related to the controller	Leasing paid	123,316	(23,901)	224,872	(24,155)	140,033	(24,680)
96.571.220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller	Investments	944,450,000	583,333	315,790,000	797,953	205,902,500	368,684
96.571.220-9	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller	Commissions	-	-	-	-	577,994	(577,994)
76.115.132-0	Canal 13 S.P.A.	Chile	Related to the controller	Marketing services	1,554,332	(405,349)	3,318,107	(1,196,948)	4,397,642	(2,078,401)
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	36,560	23,764	315,650	126,260	293,194	117,278
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty paid	425,164	(425,164)	389,655	(389,655)	340,706	(340,706)
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty charged	-	-	30,694	30,694	47,265	47,265
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	4,776,140	-	3,525,715	-	2,703,252	-
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Billing services	425,165	425,165	231,038	231,038	205,076	205,076
77.051.330-8	Cervecería Kunstmann Ltda.	Chile	Shareholders of subsidiary	Sales of products	405,652	324,522	317,990	254,392	265,054	212,043
77.051.330-8	Cervecería Kunstmann Ltda.	Chile	Shareholders of subsidiary	Billing services	77,166	77,166	23,335	23,335	174,871	174,871
77.755.610-K	Comercial Patagona Ltda.	Chile	Joint venture subsidiary	Marketing services	279,401	(279,401)	225,128	(225,128)	208,191	(208,191)
77.755.610-K	Comercial Patagona Ltda.	Chile	Joint venture subsidiary	Sales of products	2,679,985	1,098,794	1,410,939	578,485	1,998,700	819,468
79.985.340-K	Cervecera Valdivia S.A.	Chile	Shareholders of subsidiary	Dividends paid	489,942	-	511,172	-	523,063	-
76.029.691-0	Comarca S.A.	Chile	Related subsidiary	Access fee	-	-	-	-	1,313,475	-
90.081.000-8	Compañía Chilena de Fósforo S.A.	Chile	Shareholders of subsidiary	Dividends paid	4,055,034	-	1,637,775	-	1,134,431	-
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Shareholders of subsidiary	Loan	29,589	5,827	27,681	7,975	26,200	8,092
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Shareholders of subsidiary	Supply contract	74,529	8,487	71,616	11,411	67,784	12,456
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Shareholders of subsidiary	Purchase of grape	6,226,156	-	5,027,758	-	8,251,401	-
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Shareholders of subsidiary	Dividends paid	791,836	-	617,964	-	774,087	-
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Shareholders of subsidiary	Billing services	181,437	181,437	-	-	-	-
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Shareholders of subsidiary	Sales of products	8,071	6,457	-	-	-	-
89.602.300-4	Csav Austral Spa	Chile	Related to the controller	Transport service	122,991	(122,991)	81,743	(81,743)	-	-
76.173.468-7	Fondo de Inversión Privado Mallorca	Chile	Related subsidiary	Remaining amount of shares	-	-	-	-	1,529,715	-
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Interests	287,243	287,243	363,945	363,945	334,899	334,899
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Remittance send	27,189,651	-	31,144,541	-	22,938,115	-
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Remittances received	33,298,001	-	31,367,766	-	24,353,351	-
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Billing services	7,633,582	7,633,582	6,990,442	6,990,442	4,901,800	4,901,800
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Purchase of products	30,209	-	430,381	(430,381)	345,267	(345,267)
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Consignation sales	24,067,498	-	23,303,360	-	13,523,940	-
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Sales of products	13,540	6,223	15,097	9,511	16,926	12,981
76.173.468-7	Fondo de Inversión Privado Mallorca	Chile	Shareholders of subsidiary	Billing services	-	-	17,172	-	60,053	-
92.011.000-2	Empresa Nacional de Energia Enex S.A.	Chile	Related to the controller	Billing services	170,878	(170,878)	-	-	-	-
76.313.970-0	Inversiones Irsa LTDA.	Chile	Controller	Billing services	4,089,832	-	-	-	-	-
78.259.420-6	Inversiones PFI Chile Ltda.	Chile	Shareholders of subsidiary	Purchase of products	3,161,063	-	7,147,674	-	-	-
96.657.690-7	Inversiones Punta Brava S.A.	Chile	Related to the controller	Sales of products	1,587	1,270	-	-	-	-
96.427.000-7	Inversiones y Rentas S.A.	Chile	Controller	Billing services	31,777,378	-	32,701,972	-	35,285,513	-
96.427.000-7	Inversiones y Rentas S.A.	Chile	Controller	Office rental	11,006	11,006	10,539	10,539	10,174	10,174
90.703.000-8	Nestle Chile S.A.	Chile	Shareholders of subsidiary	Billing services	2,704,376	-	2,581,736	-	2,442,310	-
78.780.780-1	Operaciones y Servicios Enex LTDA.	Chile	Related to the controller	Sales of products	328,256	262,605	-	-	-	-
91.705.000-7	Quiñenco S.A.	Chile	Shareholder controller	Sales of products	14,509	11,607	-	-	-	-
79.903.790-4	Soc. Agrícola y Ganadera Río Negro Ltda.	Chile	Related to the controller	Purchase of products	-	-	-	-	162,772	-
96.689.310-9	Transbank S.A.	Chile	Related to the controller	Commission	45,756	(45,756)	26,585	(26,585)	-	-
76.178.803-5	Viña Tabalí S.A.	Chile	Related to the controller	Billing services	50,787	50,787	64,321	64,321	47,440	47,440
76.178.803-5	Viña Tabalí S.A.	Chile	Related to the controller	Sales of fixed assets	-	-	15,306	15,306	-	-

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members, each of whom is in office for a 3-year term and may be re-elected.

The Board was appointed at the Ordinary Shareholders´ Meeting held on April 10, 2013, being elected Messrs. Andrónico Luksic Craig, Pablo Granifo Lavín, Carlos Molina Solís, John Nicolson, Manuel José Noguera Eyzaguirre, Philippe Pasquet, Francisco Pérez Mackenna, Jorge Luis Ramos Santos and Vittorio Corbo Lioi, who is independent, according to article 50 bis of Law Nº18,046. The Chairman and the Vice Chairman, as well as the members of the Audit Committee were appointed at the Board of Directors´ meeting held on April 10, 2013. At the same meeting, and according to article 50 bis of Law N° 18,046, the independent Director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which is composed of Directors Messrs. Pérez, Pasquet and Corbo. Additionally, Messrs. Corbo and Pasquet were appointed as members of the Audit Committee, both meeting the independence criteria under the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange Rules (the “SoX Regulation”). The Board of Directors also resolved that Directors Messrs. Pérez and Ramos shall participate in the Audit Committee´s meetings as observers.

Due to the resignation of Mr. Manuel José Noguera Eyzaguirre and Philippe Pasquet to their position as director of the Company, both effective as of June 30, 2015, at the Board of Directors Meeting held on July 7, 2015, Messrs. Didier Debrosse and Rodrigo Hinzpeter Kirberg were appointed as Directors, until the next Ordinary Shareholders´ Meeting, as permitted by Article 32 of Law N°18,046.

Furthermore, at that same Board meeting, the independent Director Mr. Vittorio Corbo Lioi appointed Director Mr. Jorge Luis Ramos Santos as a member of the Directors Committee, in place of Mr. Philippe Pasquet, as required by art. 50 bis of Law N°18,046 and Regulation N°1956 of 2009 of the Superintendencia de Valores y Seguros (“SVS”). Therefore the Directors Committee is currently composed by Messrs. Vittorio Corbo Lioi, Francisco Pérez and Jorge Luis Ramos Santos.

Director Jorge Luis Ramos Santos was appointed at the June 7, 2015 Board of Directors´ meeting, as a member of the Audit Committee, in place of  Mr. Pasquet. Also at the same meeting, Director Carlos Molina Solis was appointed as an observer of the Audit Committee. Therefore, the Audit Committee is currently composed by the Directors. Vittorio Corbo Lioi and Jorge Luis Ramos Santos, who met the independence requirements as set out in the SOX Regulation, and Directors. Francisco Pérez Mackenna and Carlos Molina Solis participate in the Audit Committee’s meetings on an observer status.

As agreed to at the Ordinary Shareholders´ Meeting held on April 15, 2015, the Directors’ remuneration for their attendance at each meeting was fixed in UF 100 per Director, and UF 200 for the Chairman, plus an amount equivalent to 3% of the distributed dividends, for the whole Board, at a rate of one-ninth for each Director and in proportion to the time each one served as such during the year 2015. If the distributed dividends exceed 50% of the net profits, the Board of Directors’ variable remuneration shall be calculated over a maximum 50% of such profits.

Those Directors that are members of the Directors Committee receive a remuneration of UF 34 for each meeting they attend, plus the amount that, as the percentage of the dividends, is required to complete one third of the total remuneration a Director is entitled to, pursuant to article 50 bis of Law Nº 18,046 and Regulation N° 1956 of the SVS. Directors that are members of the Audit Committee receive a monthly remuneration of UF 25.

According to the above, as of December 31, 2015, the Directors received ThCh$ 2,657,132 (ThCh$ 2,746,921 in 2014 and ThCh$ 2,461,403 in 2013) in per diems and shares. In addition, ThCh$ 141,283 (ThCh$ 117,342 in 2014 and ThCh$ 109,981 in 2013) were paid in compensation for gains sharing to the main executives of the Parent Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

The following is the total remuneration received by the top officers of the Parent Company during the years ended as of December 31, 2015 and 2014:

	For the years ended as of December 31,
	2015	2014
	ThCh$	ThCh$
Salaries	6,441,196	5,212,395
Employees’ short-term benefits	1,897,823	2,620,769
Employments termination benefits	331,022	3,107,575
Total	8,670,041	10,940,739

The Company grants annual discretionary and variable bonuses to the top officers, which are not subject to an agreement and are decided on the basis of the compliance with individual and corporate goals and depending on the year results.

Note 17 Inventories

The inventory balances were as follows:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Finished products	50,873,881	56,873,874
In process products	1,828,386	1,568,879
Raw material	113,716,967	103,535,487
In transit raw material	3,707,440	553,972
Materials and products	5,926,122	7,602,904
Realizable net value estimate and obsolescence	(1,825,381)	(2,589,518)
Total	174,227,415	167,545,598

The Company wrote off a total of ThCh$ 2,057,246, ThCh$ 1,033,337 and ThCh$ 1,495,381 relating to inventory shrinkage and obsolescence for the year ended December 31, 2015, 2014 and 2013, respectively.

Additionally, an estimate for obsolescence inventories include amounts related to low turnover, technical obsolescence and product recalls from the market.

Movement of Realizable net value and obsolescence estimate is as follows:

	As of December 31, 2015	As of December 31, 2014

	ThCh$	ThCh$
Initial balance	(2,589,518)	(1,286,695)
Inventories write-down estimation	(1,469,233)	(2,682,310)
Inventories recognised as an expense	2,057,704	1,369,096
Business combination effect	175,666	10,391
Total	(1,825,381)	(2,589,518)

As of December 31, 2015 and 2014, the Company does not have any inventory pledged as guarantee against financial obligations.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 18 Biological current assets

The Company recorded under Biological current assets the agricultural activities (grapes) derived from production of plantations that will be destined to be an input to the following process of the wine production.

The costs associated to the agricultural activities (grapes) are accumulated to the harvest date.

The valuation of Biological current assets is described in Note 2.10.

The movement of Biological current assets were as follows:

Total
ThCh$
As of January 1, 2014
Historic cost	6,130,652
Book Value	6,130,652

As of December 31, 2014
Additions	16,886,294
Decreases due to the harvest	(15,383,355)
Book Value	7,633,591

As of December 31, 2014
Historic cost	7,633,591
Book Value	7,633,591

As of December 31, 2015
Additions	18,192,939
Decreases due to the harvest	(18,193,190)
Book Value	7,633,340

As of December 31, 2015
Historic cost	7,633,340
Book Value	7,633,340

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 19   Other non-financial assets

The Company maintained the following other non-financial assets:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Insurance paid	3,512,317	2,841,121
Advertising	7,474,579	7,885,301
Advances to suppliers	7,438,102	9,098,153
Guarantees paid	328,242	318,105
Consumables	526,645	453,548
Dividends receivable	150,343	36,044
Recoverable taxes (1)	1,303,925	1,610,979
Stock rights (2)	21,846,500	-
Other	2,141,174	2,144,091
Total	44,721,827	24,387,342
Current	17,654,373	18,558,445
Non current	27,067,454	5,828,897
Total	44,721,827	24,387,342

(1) Correspond to a minimum presumed income tax and an exporter credit of the subsidiaries in Argentine.

(2) See Note 1.

Note 20 Investments accounted for by the equity method

Joint ventures and Associates

As of December 31, 2015 and 2014, the Company recorded investments qualifying as joint venture and associates.

The share value of the investments in joint ventures and associates is as follows:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Cervecería Austral S.A. (1)	5,043,071	4,957,494
Foods Compañía de Alimentos CCU S.A. (2)	11,582,085	12,837,774
Bebidas Bolivianas S.A. (3)	14,276,937	12,757,874
Central Cervecera de Colombia S.A.S. (4)	18,718,832	1,445,478
Other companies	374,338	-
Total	49,995,263	31,998,620

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

The above mentioned values include the goodwill generated through the acquisition of the following joint ventures, which are presented net of any impairment loss:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Bebidas Bolivianas S.A.	9,581,614	8,186,271
Total	11,476,384	10,081,041

The results accrued in joint ventures and associates are as follows:

	For the years ended as of December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Cervecería Austral S.A.	247,180	157,836	221,662
Foods Compañía de Alimentos CCU S.A.	(1,251,392)	(16,476)	87,100
Bebidas Bolivianas S.A.	(1,557,886)	(1,039,967)	-
Central Cervecera de Colombia S.A.S.	(2,668,179)	-	-
Other companies	2,142	-	-
Total	(5,228,135)	(898,607)	308,762

Changes in investments in joint ventures and associates during such periods are as follows:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Balance at the beginning of year	31,998,620	17,563,028
Business combination effect	23,387,006	15,222,363
Participation in the joint ventures and associates (losses)	(5,228,135)	(898,607)
Dividends received	(150,343)	(39,096)
Other changes	(11,885)	150,932
Total	49,995,263	31,998,620

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

On November 26, 2015, Foods signed an agreement of sale with Empresas Carozzi S.A., under which the first sold to the second machinery, equipment and brands related to products marketed under the brands Natur and Calaf. The amount of this transaction was ThCh$ 14,931,000 and CCU recognized a net loss after taxes for an amount of ThCh$ 1,034,638, corresponding to their participation.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

(3) Bebidas Bolivianas S.A.

On May 7, 2014, the Company acquired 34% of the stock rights of Bebidas Bolivianas S.A. a Bolivian and a closed stock company that produces soft drinks and beers in three plants located in Santa Cruz de la Sierra and Nuestra Señora de la Paz cities. The amount of this transaction was ThCh$ 13,776,885. On December 9, 2015, the Company paid an increased of capital for an amount of USD 2,720,000 (equivalents to ThCh$ 1,921,244).

(4) Central Cervecera de Colombia S.A.S.

On November 10, 2014, CCU, directly and through its subsidiaries CCU Inversiones II Limitada, and Postobón have established a joint arrangements through a company named Central Cervecera de Colombia S.A.S. (the "Company"), in which CCU and Postobón participate as equal shareholders. The purpose of this Company is the beer and non-alcoholic drinks production, marketing and distribution based on malt. The Parties will invest in the Company an approximate amount of US$ 400,000,000, following a gradual investment plan conditioned to the fulfillment of certain milestones. At the date of issuance of these consolidated financial statements CCU Inversiones II Limitada paid US$ 33,901,562.11 (US$ 2,411,019.21 in 2014). The partnership involves the construction of a beer production plant, with an annual total capacity of 3,000,000 hectoliters.

The summarized financial information of these companies as of December 31, 2015 and 2014, appears in detail in Note 7.

The Company does not have any contingent liabilities related to joint ventures and associates as of December 31, 2015.

The figures for each entity 100% of each in summary form are as follows:

	As of December 31, 2015		As of December 31, 2014		As of December 31, 2013
	Joint Ventures	Associated	Joint Ventures	Associated	Joint Ventures
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	59,187,508	18,310,272	46,399,652	8,470,716	31,261,730
Operating result	(6,796,020)	(4,039,249)	212,503	(2,882,721)	238,819
Net income for year	(6,803,143)	(4,573,734)	(392,427)	(2,920,431)	620,549
Depreciation and amortization	(1,998,935)	(534,485)	(1,936,455)	1,091,414	(1,416,740)
Current assets	57,908,034	9,326,003	15,625,609	6,987,602	13,610,219
Non-current assets	29,453,402	31,393,842	39,076,178	17,664,655	32,411,942
Current liabilities	6,233,586	6,086,146	17,550,702	4,467,768	13,385,478
Non-current liabilities	3,720,129	9,494,421	2,725,097	5,244,421	1,285,096

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 21   Intangible assets other than goodwill

The intangible assets movement during the years ended as of December 31, 2014 and 2015 was as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2014
Historic cost	56,088,048	19,199,598	925,356	1,024,457	77,237,459
Accumulated amortization	-	(12,639,953)	-	(563,575)	(13,203,528)
Book Value	56,088,048	6,559,645	925,356	460,882	64,033,931

As of December 31, 2014
Additions	-	2,292,555	988,783	21,933	3,303,271
Additions by business combination (1)	3,658,167	-	-	568,666	4,226,833
Amortization of the year	-	(1,718,514)	-	(45,718)	(1,764,232)
Effect of conversion amortization	-	79,405	-	7,512	86,917
Conversion effect	(1,025,947)	(141,556)	-	(62,322)	(1,229,825)
Book Value	58,720,268	7,071,535	1,914,139	950,953	68,656,895

As of December 31, 2014
Historic cost	58,720,268	21,353,252	1,914,139	1,046,487	83,034,146
Accumulated amortization	-	(14,281,717)	-	(95,534)	(14,377,251)
Book Value	58,720,268	7,071,535	1,914,139	950,953	68,656,895

As of December 31, 2015
Additions	-	3,160,435	-	104,739	3,265,174
Transfers (2)	(3,266,332)	-	-	-	(3,266,332)
Divestitures (amortization)	-	3,748	-	-	3,748
Divestitures (cost)	-	(3,748)	-	-	(3,748)
Amortization of the year	-	(1,814,784)	-	(126,877)	(1,941,661)
Effect of conversion amortization	-	164,652	-	22,210	186,862
Conversion effect	(2,235,479)	(297,814)	-	(247,219)	(2,780,512)
Book Value	53,218,457	8,284,024	1,914,139	703,806	64,120,426

As of December 31, 2015
Historic cost	53,218,457	24,212,125	1,914,139	904,006	80,248,727
Accumulated amortization	-	(15,928,101)	-	(200,200)	(16,128,301)
Book Value	53,218,457	8,284,024	1,914,139	703,806	64,120,426

(1) See Note 8 – Business Combinations

(2) See Note 25 – Assets of disposal group held for sale

There are no restriction or any pledge against on intangible assets.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

The detail of the Trademarks appears below:

Segment	Cash Generating Unit	As of December 31, 2015	As of December 31, 2014
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	19,280,007	19,280,007
	Compañía Pisquera de Chile S.A.	1,363,782	4,630,114
	Compañía Cerveceria Kunstmann S.A.	286,518	286,518
	Sub-Total	20,930,307	24,196,639
International Business	CCU Argentina S.A. and subsidiaries	6,171,061	8,040,335
	Marzurel S.A., Coralina S.A. and Milotur S.A.	2,932,762	3,079,360
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	3,440,608	3,658,167
	Sub-Total	12,544,431	14,777,862
Wines	Viña San Pedro Tarapacá S.A.	19,743,719	19,745,767
	Sub-Total	19,743,719	19,745,767
Total		53,218,457	58,720,268

Management has not identified any evidence of impairment of intangible assets. Respect to trademarks with indefinite useful life, used the same methodology which is designated in Note 22.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 22 Goodwill

The goodwill movements during the years ended as of December 31, 2015 and 2014 was as follows:

Goodwill
ThCh$
As of January 1, 2014
Historic cost	81,872,847
Book Value	81,872,847

As of December 31, 2014
Additions through business combination (1)	5,566,003
Conversion effect	(658,947)
Book Value	86,779,903

As of December 31, 2014
Historic cost	86,779,903
Book Value	86,779,903

As of December 31, 2015
Transfers (2)	(2,856,245)
Conversion effect	(623,085)
Book Value	83,300,573

As of December 31, 2015
Historic cost	83,300,573
Book Value	83,300,573

(1) See Note 8 – Business Combinations

(2) See Note 25 – Assets of disposal group held for sale

There are no restrictions or pledges against on goodwill.

Goodwill from investments acquired in business combinations is assigned as of the acquisition date to the Cash Generating Units (CGU), or group of CGUs that it is expected will benefit from the business combination synergies. The book value of the goodwill of the investments assigned to the CGUs inside the Company segments are:

Segment	Cash Generating Unit	As of December 31, 2015	As of December 31, 2014
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	9,083,766	9,083,766
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	9,808,550	12,664,795
	Los Huemules S.R.L.	47,443	47,443
	Sub-Total	27,819,004	30,675,249
International Business	CCU Argentina S.A. and subsidiaries	8,864,697	11,557,934
	Marzurel S.A., Coralina S.A. and Milotur S.A.	7,701,975	6,580,451
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	6,514,631	5,566,003
	Sub-Total	23,081,303	23,704,388
Wines	Viña San Pedro Tarapacá S.A.	32,400,266	32,400,266
	Sub-Total	32,400,266	32,400,266
Total		83,300,573	86,779,903

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Goodwill assigned to the CGU is submitted to impairment tests annually or with a higher frequency in case there are indications that any of the CGU could experience impairment. The recoverable amount of each CGU is determined as the higher of value in use or fair value less costs to sell. To determine the value in use, the Company has used cash flow projections over a 5-year span, based on the budgets and projections reviewed by the Management for the same term and with an average grown-rate of 3%. The rates used to discount the projected cash flows reflect the market assessment of the specific risks related to the corresponding CGU. The pre-tax discount rates used range from a 9.6% to 13.3%. Given the materiality of the amounts involved, it was not considered relevant to describe additional information in this Note. A reasonable change in assumptions would not result in an impairment to goodwill.

As December 31, 2015, the Company has not identified any evidence of impairment of goodwill.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 23 Property, plant and equipment

The movement of Property, plant and equipment is as follows:

	Land, buildings and contruction	Machinery and equipment	Bottles and containers	Other Equipment	Assets under contruction and vines under formation	Furniture, accesories and vehicles	Assets under finance lease	Under production vines	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2014
Historic cost	453,487,502	349,828,341	161,171,871	97,514,125	89,374,472	46,791,929	16,605,170	28,664,297	1,243,437,707
Accumulated depreciation	(123,108,099)	(218,430,772)	(85,972,361)	(68,502,303)	-	(33,715,569)	(2,240,127)	(12,812,047)	(544,781,278)
Book Value	330,379,403	131,397,569	75,199,510	29,011,822	89,374,472	13,076,360	14,365,043	15,852,250	698,656,429

As of December 31, 2014
Additions	-	-	-	-	212,498,423	-	-	-	212,498,423
Additions of historic cost by business combintation	10,427,012	12,835,099	-	3,418,895	36,673	1,183,127	-	-	27,900,806
Additions of acumulated depreciation by business combination	(1,389,726)	(7,479,822)	-	(1,432,178)	-	(976,481)	-	-	(11,278,207)
Transfers	100,881,784	36,903,635	31,891,992	16,780,869	(198,536,632)	10,054,122	214,720	1,809,510	-
Conversion effect historic cost	(3,282,317)	(4,921,609)	(4,702,605)	(1,528,664)	(318,097)	(230,044)	-	(20,437)	(15,003,773)
Write off (cost)	(1,209,647)	(1,572,892)	(806,633)	(869,736)	-	(1,107,114)	(4,543)	(415,903)	(5,986,468)
Write off (depreciation)	1,662	1,413,756	788,331	868,292	-	880,419	2,310	231,641	4,186,411
Capitalized interests	189,738	888,636	-	-	(68,078)	-	-	-	1,010,296
Depreciation	(13,108,407)	(17,346,363)	(18,438,461)	(7,772,824)	-	(5,888,407)	(435,795)	(1,179,010)	(64,169,267)
Conversion effect depreciation	360,239	1,784,979	1,700,078	850,194	-	184,539	-	42,677	4,922,706
Others increase (decreased)	(1,577,324)	1,465,411	2,208,005	(643,234)	(567,720)	28,620	(392,983)	-	520,775
Transfers to Investment Property (cost)	(534,384)	-	-	-	(559,440)	-	-	-	(1,093,824)
Transfers to Investment Property (depreciation)	12,590	-	-	-	-	-	-	-	12,590
Divestitures (cost)	(912,917)	(8,793,380)	(751,727)	(2,887,307)	-	(525,145)	(7,538)	-	(13,878,014)
Divestitures (depreciation)	424,428	8,619,785	694,205	2,761,160	-	451,775	5,406	-	12,956,759
Book Value	420,662,134	155,194,804	87,782,695	38,557,289	101,859,601	17,131,771	13,746,620	16,320,728	851,255,642

As of December 31, 2014
Historic cost	557,500,819	388,454,274	189,538,674	111,860,840	101,859,601	56,290,001	16,367,167	30,037,467	1,451,908,843
Accumulated depreciation	(136,838,685)	(233,259,470)	(101,755,979)	(73,303,551)	-	(39,158,230)	(2,620,547)	(13,716,739)	(600,653,201)
Book Value	420,662,134	155,194,804	87,782,695	38,557,289	101,859,601	17,131,771	13,746,620	16,320,728	851,255,642

As of December 31, 2015
Additions	-	-	-	-	123,581,249	-	-	-	123,581,249
Transfers	24,332,658	53,855,456	21,539,178	12,777,031	(121,954,867)	8,596,245	8,750	845,549	-
Conversion effect historic cost	(6,736,100)	(10,797,668)	(11,546,968)	(4,002,063)	(460,019)	(511,782)	(2,578)	(180,003)	(34,237,181)
Write off (cost)	(747,359)	(289,708)	(3,742,613)	(1,918,945)	-	(1,156,594)	(18,734)	-	(7,873,953)
Write off (depreciation)	394,898	184,171	3,456,971	1,909,228	-	636,696	12,858	-	6,594,822
Capitalized interests	579,382	1,434,338	-	-	(926,744)	-	-	-	1,086,976
Depreciation	(16,319,675)	(23,241,987)	(20,568,254)	(9,738,483)	-	(6,504,278)	(290,871)	(1,009,087)	(77,672,635)
Conversion effect depreciation	828,924	4,905,696	5,480,844	2,894,015	-	353,900	256	81,519	14,545,154
Others increase (decreased)	(314,605)	(1,065,596)	783,920	226,420	(4,709)	150,953	(23,262)	-	(246,879)
Divestitures (cost)	(416,892)	(1,536,631)	(11,721,918)	(1,758,026)	-	(1,512,864)	(283)	(1,063,451)	(18,010,065)
Divestitures (depreciation)	489,274	1,193,606	10,980,342	1,624,423	-	965,423	165	629,647	15,882,880
Transfers to assets held for sale (cost)	(2,682,692)	-	-	-	-	-	-	-	(2,682,692)
Transfers to assets held for sale (depreciation)	443,892	-	-	-	-	-	-	-	443,892
Book Value	420,513,839	179,836,481	82,444,197	40,570,889	102,094,511	18,149,470	13,432,921	15,624,902	872,667,210

As of December 31, 2015
Historic cost	569,642,008	428,398,944	185,024,437	117,920,217	102,094,511	60,844,400	16,447,490	29,639,562	1,510,011,569
Accumulated depreciation	(149,128,169)	(248,562,463)	(102,580,240)	(77,349,328)	-	(42,694,930)	(3,014,569)	(14,014,660)	(637,344,359)
Book Value	420,513,839	179,836,481	82,444,197	40,570,889	102,094,511	18,149,470	13,432,921	15,624,902	872,667,210

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

The balance of the land at the end of each year is as follows:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Land	227,849,584	228,846,045
Total	227,849,584	228,846,045

Capitalized interest as of December 31, 2015, amounted to ThCh$ 1,086,976 (ThCh$ 1,010,296 in 2014), using an annually capitalization rate of 4.17% for both years.

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

As of December 31, 2015, the Company maintained approximately 4,245, of which 3,967 hectares are for vines in production stage. Of the total hectares mentioned above, 3,648 correspond to own land and 319 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2015, the production plant vines yield approximately 60.1 million kilos of grapes (42.5 million kilos of grapes in 2014).

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

By the nature of business of the Company, in the value of the assets it is not considered to start an allowance for cost of dismantling, removal or restoration.

In relation to the impairment losses of property, plant and equipment, the administration has not perceived evidence of impairment with respect to these at December 31, 2015.

Assets under finance lease:

The book value of land and buildings relates to finance lease agreements for the Parent Company and its subsidiaries. Such assets will not be owned by the Company until the corresponding purchase options are exercised.

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Land	4,511,623	4,511,623
Buildings	9,333,443	9,449,575
Machinery and equipment	1,061,907	1,352,085
Total	14,906,973	15,313,283

In Note 27, letter b) includes the detail of the lease agreements, and it also reconciles the total amount of the future minimum lease payments and their current value as regards such assets, the purchase options originated at CCU S.A., Compañía Cervecera Kunstmann S.A. and Manantial S.A.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 24 Investment Property

Changes in the movement of the investment property during the years ended as of December 31, 2014 and 2015 is as follows:

	Lands	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2014
Historic cost	5,590,369	1,964,783	7,555,152
Depreciation	-	(653,691)	(653,691)
Book Value	5,590,369	1,311,092	6,901,461

As of December 31, 2014
Additions	275,001	-	275,001
Transfers from PPE (Cost)	243,505	850,319	1,093,824
Transfers from PPE (acumulated depreciation)	-	(12,590)	(12,590)
Depreciation	-	(65,208)	(65,208)
Convertion effect (Cost)	(248,418)	(39,897)	(288,315)
Conversion effect (depreciation)	-	13,440	13,440
Book Value	5,860,457	2,057,156	7,917,613

As of December 31, 2014
Historic cost	5,860,457	2,775,205	8,635,662
Depreciation	-	(718,049)	(718,049)
Book Value	5,860,457	2,057,156	7,917,613

As of December 31, 2015
Additions	-	4,148	4,148
Transfers from PPE (cost)	(275,000)	-	(275,000)
Depreciation	-	(60,450)	(60,450)
Convertion effect (Cost)	(488,315)	(291,926)	(780,241)
Conversion effect (depreciation)	-	31,932	31,932
Book Value	5,097,142	1,740,860	6,838,002

As of December 31, 2015
Historic cost	5,097,142	2,487,425	7,584,567
Depreciation	-	(746,565)	(746,565)
Book Value	5,097,142	1,740,860	6,838,002

Investment property includes twenty land properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes, with one land property, two offices and one apartment of them being leased and generating ThCh$ 172,243 revenue during year 2015 (ThCh$ 153,283 in 2014 and ThCh$110,333 in 2013). Additionally, there are three land properties in Argentina, which are leased and generated an income for ThCh$ 127,093 for year 2015 (ThCh$ 117,661 in 2014 and ThCh$ 134,103 in 2013). In addition, the expenses associated with such investment properties amounted to ThCh$ 120,340 for the year ended as of December 31, 2015 (ThCh$ 190,670 in 2014 and ThCh$ 161,915 in 2013).

The fair value, of investment property that represent 90% of the book value, is ThCh$ 18,365,934.

Management has not detected any evidence of impairment of Investment property.

The Company does not maintain any pledge or restriction over investment property items.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 25 Assets of disposal group held for sale

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

During 2010, the Company hired a specialist broker for such assets. Subsequently, on December 13, 2011, a sales reservation contract was signed for all of the assets.

During December 2014, the subsidiary Sidra La Victoria S.A. authorized the sale of property located in Cipolletti city, Provincia de Río Negro, Argentina. During November 2015 this property was sold and a gain before tax of ThCh$ 1,977,432 was recognize.

During September 2015, the subsidiary Saenz Briones S.A. authorized the sale of property located in Luján de Cuyo city, Provincia de Mendoza, Argentina.

Besides, during 2015, the subsidiary Viña Valles de Chile S.A. (legal and continuing successor of Viña Misiones de Rengo S.A.) authorized the sale of certanis fixed asstes located in Rengo city, Provincia de Cachapoal, Sexta Región.

On January 7, 2016, the shareholders of Compañía Pisquera Bauzá S.A. came to an agreement in which Compañía Pisquera de Chile S.A. (subsidiary of Compañía Cervecerías Unidas S.A.) has sold its interest of 49% to Agroproductos Bauzá S.A. The price of the transaction amounted to UF 150,000 (equivalent to ThCh$ 3,844,364 on December 31, 2015).

Previously, in October 2015, the Board Director of CPCh agreed to order the Administration to obtain an agreement with Agroproductos Bauzá in terms which were reflected in the before mentioned transaction. The consequence the aforementioned was CPCh recorded a provision before taxes for an amount of ThCh$ 1,401,253, charged to the result for the year 2015. This amount is presented under Other gains/losses in the Consolidated Statement of Income.

As described in Note 2.18, non-current assets held for sale have been recorded at the lower of book value and estimated sale value December 31, 2015.

At December 31, 2015 and 2014, the items of assets held for sale are the following:

Assets of disposal group held for sale	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Land	1,855,980	196,818
Contructions	544,863	467,833
Machinery	74,109	94,109
Joint agreement (Trade surplus , net of deferred taxes)	3,844,364	-
Total	6,319,316	758,760

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 26 Income taxes

Tax accounts receivable

The detail of the taxes receivables is the following:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Refundable tax previous year	1,773,573	658,744
Taxes under claim	3,661,253	2,808,110
Argentinean tax credits	3,756,333	3,910,500
Monthly provisions	4,592,593	9,394,028
Payment of absorbed profit provision	33,276	975,477
Other credits	1,447,192	1,666,555
Total	15,264,220	19,413,414

Taxes accounts payable

The detail of taxes payable taxes is as follows:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Chilean income taxes	7,689,139	6,718,638
Monthly provisional payments	3,488,085	4,113,611
Chilean unique taxes	224,045	48,810
Estimated Argentine minimum gain subsidiaries taxes	796,755	816,076
Total	12,198,024	11,697,135

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Tax expense

The detail of the income tax and deferred tax expense for the years ended as of December 31, 2015, 2014 and 2013, is as follows:

	For the years ended as of December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Income as per deferred tax related to the origin and reversal of temporary differences	(454,933)	992,342	101,216
Prior year adjustments	3,204,656	4,763,242	7,857,107
Effect of change in tax rates	(1,066,964)	(1) (14,520,287)	-
Tax benefits (loss)	248,559	527,447	(2,225,971)
Total deferred tax expense (1)	1,931,318	(8,237,256)	5,732,352
Current tax expense	(48,168,474)	(34,522,795)	(35,137,106)
Prior period adjustments	(3,877,360)	(3,913,449)	(5,300,153)
(Loss) Income from income tax	(50,114,516)	(46,673,500)	(34,704,907)

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

The deferred taxes related to items charged or credited directly to Consolidated Statement of Comprehensive Income are as follows:

	For the years ended as of December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Net income from cash flow hedge	(17,563)	39,470	(51,304)
Actuarial gains and losses deriving from defined benefit plans	314,541	501,689	105,151
Charge to equity	296,978	541,159	53,847

Effective Rate

The Company’s income tax expense as of December 31, 2015, 2014 and 2013 represents 26.4%, 27.9% and 20.7%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the years ended as of December 31,
	2015		2014		2013
	ThCh$	Tax rate %	ThCh$	Tax rate %	ThCh$	Tax rate %
Income before taxes	190,640,106	-	167,465,421	-	167,609,458	-
Income tax using the statutory rate	(42,894,024)	22.5	(35,167,738)	21.0	(33,521,892)	20.0
Adjustments to reach the effective rate
Tax effect of permanent differences and non-taxable items, net	(3,202,337)	1.7	(70,944)	0.1	(1,307,033)	0.7
Effect of change in tax rate	(1,066,964)	0.6	(14,520,287)	8.6	-	-
Effect of tax rates abroad	(2,278,489)	1.2	2,235,676	(1.3)	(2,432,936)	1.5
Prior year adjustments	(672,702)	0.4	849,793	(0.5)	2,556,954	(1.5)
Income tax, as reported	(50,114,516)	26.4	(46,673,500)	27.9	(34,704,907)	20.7

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Deferred taxes

Deferred tax assets and liabilities included in the Balance Sheet were as follows:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Deferred tax assets
Accounts receivable impairment provision	712,135	721,772
Employee benefits and other non taxable expenses	10,402,580	7,984,756
Inventory impairment provision	894,231	886,694
Severance indemnity	5,044,560	4,592,647
Inventory valuation	1,060,489	1,143,039
Amortization of intangibles	1,785,174	1,021,992
Other assets	8,927,120	8,401,374
Tax loss carryforwards	5,703,304	5,454,745
Total assets from deferred taxes	34,529,593	30,207,019

Deferred taxes liabilities
Fixed assets depreciation	39,673,300	36,618,758
Capitalized software expense	1,852,161	1,694,859
Agricultural operation expense	4,348,021	3,493,499
Manufacturing indirect activation costs	3,867,574	3,777,813
Intangibles	8,654,342	10,524,509
Land	28,756,600	30,479,610
Other liabilities	994,965	929,652
Total liabilities from deferred taxes	88,146,963	87,518,700
Total	(53,617,370)	(57,311,681)

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

Movement of deferred taxes	Deferred Taxes ThCh$
As of January 1, 2014	(48,508,053)
Deferred taxes for business combination	(461,566)
Deferred Tax Losses Tax absorption	(968,195)
Charge to income tax deferred	(8,237,257)
Conversion effect	84,862
Deferred taxes against equity	541,159
Other deferred movements taxes	237,369
Charge	(8,803,628)
As of December 31, 2014	(57,311,681)

As of January 1, 2015
Deferred taxes for joint operation	881,910
Deferred taxes from tax loss carry forwards absortion	(33,276)
Credit to income tax deferred	1,931,318
Conversion effect	503,187
Deferred taxes against equity	296,978
Other deferred movements taxes	114,194
Credit	3,694,311
As of December 31, 2015	(53,617,370)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 27 Other financial liabilities

Debts and financial liabilities classified based on the type of obligation and their classifications in the consolidated balance sheet are as follows:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Bank borrowings (*)	76,050,091	95,822,149
Bonds payable (*)	74,508,233	73,937,639
Financial leases obligations (*)	17,559,874	17,392,945
Deposits for return of bottles and containers	12,503,170	11,787,424
Derivatives (**)	171,470	684,317
Liability coverage (**)	107,698	228,376
Total	180,900,536	199,852,850
Current	43,973,991	65,318,293
Non current	136,926,545	134,534,557
Total	180,900,536	199,852,850

(*)  See Note 5.

(**) See Note 6.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

The maturities and interest rates of such obligations are as follows:

As of December 31, 2015:

							Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bank borrowings
0-E	Finca La Celia S.A	Argentina	O-E	Banco Supervielle	Argentina	USD	-	128,459	-	-	-	128,459	At maturity	6.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	272,706	-	-	-	-	272,706	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	106,222	-	-	-	-	106,222	At maturity	28.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	420,665	-	-	-	-	420,665	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	1,857	7,389	3,095	-	-	12,341	Quarter	15.25
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	506,450	-	-	-	-	506,450	At maturity	27.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	151,260	-	-	-	-	151,260	At maturity	29.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	-	486,804	-	-	-	486,804	At maturity	29.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	405,927	-	-	-	-	405,927	At maturity	25.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco BBVA	Argentina	$ARG	535,283	-	-	-	-	535,283	At maturity	29.50
91.041.000-8	Viña San Pedro Tarapaca S.A. (1)	Chile	97.004.000-5	Banco de Chile	Chile	USD	28,782	3,150,341	-	-	-	3,179,123	At maturity	1.92
91.041.000-8	Viña San Pedro Tarapaca S.A. (2)	Chile	97.004.000-5	Banco de Chile	Chile	USD	66,496	7,101,600	-	-	-	7,168,096	At maturity	1.90
91.041.000-8	Viña San Pedro Tarapaca S.A.	Chile	97.030.000-7	Banco Estado	Chile	UF	-	56,243	-	9,739,054	-	9,795,297	At maturity	2.70
91.041.000-8	Viña San Pedro Tarapaca S.A. (1)	Chile	97.018.000-1	Scotiabank	Chile	USD	-	2,977	5,590,024	-	-	5,593,001	At maturity	1.15
99.586.280-8	Compañía Pisquera de Chile S.A	Chile	97.030.000-7	Banco Estado	Chile	CLP	449,879	-	15,978,778	-	-	16,428,657	At maturity	6.86
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	UF	15,123	46,470	109,544	-	-	171,137	Monthly	4.80
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	UF	8,529	26,304	75,692	16,855	-	127,380	Monthly	5.48
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	UF	7,004	21,588	12,375	-	-	40,967	Monthly	5.36
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	13,500	40,500	108,000	72,000	-	234,000	Monthly	6.00
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	19,000	57,000	88,668	-	-	164,668	Monthly	7.59
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	14,000	42,000	112,000	32,667	-	200,667	Monthly	5.88
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	22,500	67,500	180,000	112,500	-	382,500	Monthly	5.76
96.711.590-8	Manantial S.A.	Chile	76.645.030-K	Banco Itaú	Chile	CLP	23,690	56,839	-	-	-	80,529	Monthly	6.66
96.711.590-8	Manantial S.A.	Chile	76.645.030-K	Banco Itaú	Chile	CLP	7,704	23,532	68,516	50,621	-	150,373	Monthly	6.12
96.711.590-8	Manantial S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	200,000	-	-	-	-	200,000	At maturity	5.26
96.711.590-8	Manantial S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	254,313	-	-	-	-	254,313	At maturity	4.38
96.711.590-8	Manantial S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	35,843	36,436	-	-	-	72,279	Monthly	7.56
96.711.590-8	Manantial S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	-	150,000	-	-	-	150,000	Monthly	5.40
96.711.590-8	Manantial S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	-	255,510	-	-	-	255,510	At maturity	4.22
96.711.590-8	Manantial S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	18,029	55,418	158,974	138,117	-	370,538	Monthly	5.02
0-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	USD	25,991	71,036	-	-	-	97,027	Monthly	5.50
0-E	Milotur S.A.	Uruguay	O-E	Banco Itaú	Uruguay	UYI	-	344,850	1,701,800	-	-	2,046,650	Monthly	6.00
96.981.310-6	Compañia Cervecera Kunstmann S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	-	515,083	-	-	-	515,083	At maturity	4.34
96.981.310-6	Compañia Cervecera Kunstmann S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	-	618,100	-	-	-	618,100	At maturity	4.34
96.981.310-6	Compañia Cervecera Kunstmann S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	-	1,030,538	-	-	-	1,030,538	At maturity	4.38
96.981.310-6	Compañia Cervecera Kunstmann S.A.	Chile	97.018.000-1	Scotiabank	Chile	USD	7,229	453,561	-	-	-	460,790	At maturity	1.90
96.981.310-6	Compañia Cervecera Kunstmann S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	180,724	555,208	1,589,858	1,378,183	-	3,703,973	Monthly	5.02
96.981.310-6	Compañia Cervecera Kunstmann S.A.	Chile	97.018.000-1	Scotiabank	Chile	CLP	-	1,028,447	-	-	-	1,028,447	At maturity	4.08
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BNA	Argentina	$ARG	345,777	927,294	2,472,784	1,236,392	-	4,982,247	Monthly	15.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BNA	Argentina	$ARG	173,166	392,114	697,088	-	-	1,262,368	Monthly	25.19
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BBVA	Argentina	$ARG	560,011	1,633,640	1,089,584	-	-	3,283,235	Quarter	26.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Galicia	Argentina	$ARG	1,272,502	1,815,157	5,446,285	-	-	8,533,944	Quarter	29.40
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Macro	Argentina	$ARG	44,130	136,150	75,639	-	-	255,919	Monthly	15.25
0-E	Saenz Briones & Cía SAIC	Argentina	0-E	Banco Citibank	Argentina	$ARG	65,596	121,022	-	-	-	186,618	Monthly	15.25
Sub-Total							6,259,888	21,455,110	35,558,704	12,776,389	-	76,050,091

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

						Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country	Registration or ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bonds payable
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	388 18/10/2004 BONO SERIE E	Chile	UF	-	2,539,921	4,953,915	5,095,419	10,251,636	22,840,891	Semiannual	4.00
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	573 23/03/2009 BONO SERIE H	Chile	UF	615,318	-	-	2,252,581	48,799,443	51,667,342	Semiannual	4.25
Sub-Total						615,318	2,539,921	4,953,915	7,348,000	59,051,079	74,508,233

							Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Financial leases obligations
0-E	Finca La Celia S.A	Argentina	O-E	Banco Supervielle	Argentina	$ARG	1,267	3,900	6,147	-	-	11,314	Monthly	17.50
96.711.590-8	Manantial S.A.	Chile	97.000.600-6	Banco de Creditos e Inversiones	Chile	UF	5,371	16,386	9,292	-	-	31,049	Monthly	5.06
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	UF	10,764	16,845	13,524	-	-	41,133	Monthly	9.31
96.711.590-8	Manantial S.A.	Chile	97.053.000-2	Banco Security	Chile	UF	21,598	25,628	12,867	-	-	60,093	Monthly	6.81
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A	Chile	UF	12,499	38,806	113,757	225,991	16,628,473	17,019,526	Monthly	7.07
96.981.310-6	Compañía Cervecera Kunstmann S.A	Chile	97.004.000-5	Banco de Chile	Chile	UF	42,822	23,183	12,799	-	-	78,804	Monthly	5.58
96.981.310-6	Compañía Cervecera Kunstmann S.A	Chile	97.030.000-7	Banco Estado	Chile	UF	23,716	72,672	196,552	-	-	292,940	Monthly	4.33
76.077.848-6	Cervecera Belga de la Patagonia	Chile	97.015.000-5	Banco Santander de Chile	Chile	UF	1,455	4,504	13,097	5,959	-	25,015	Monthly	6.27
Sub-Total							119,492	201,924	378,035	231,950	16,628,473	17,559,874

Total							6,994,698	24,196,955	40,890,654	20,356,339	75,679,552	168,118,198

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 6).

(2) This obligation is hedged by a Cross Interest Rate Swap agreement (Note 6).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

As of December 31, 2014:

							Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bank borrowings
0-E	Finca La Celia S.A	Argentina	O-E	Santader RIO	Argentina	USD	338,173	-	-	-	-	338,173	At maturity	4.00
0-E	Finca La Celia S.A	Argentina	O-E	Santader RIO	Argentina	USD	338,173	-	-	-	-	338,173	At maturity	4.00
0-E	Finca La Celia S.A	Argentina	O-E	Supervielle	Argentina	USD	-	73,057	-	-	-	73,057	At maturity	4.00
0-E	Finca La Celia S.A	Argentina	O-E	Supervielle	Argentina	USD	-	79,145	-	-	-	79,145	At maturity	4.00
0-E	Finca La Celia S.A	Argentina	O-E	Supervielle	Argentina	USD	-	76,101	-	-	-	76,101	At maturity	4.00
0-E	Finca La Celia S.A	Argentina	O-E	Supervielle	Argentina	USD	-	75,844	-	-	-	75,844	At maturity	4.00
0-E	Finca La Celia S.A	Argentina	O-E	Fondo para la Transformación y Crec.	Argentina	$ARG	-	2,114	-	-	-	2,114	Semiannual	6.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	581,393	-	-	-	-	581,393	At maturity	28.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	569,746	-	-	-	-	569,746	At maturity	30.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	327,034	-	-	-	-	327,034	At maturity	28.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	174,129	-	-	-	-	174,129	At maturity	26.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	3,725	13,226	13,708	-	-	30,659	Quarter	15.25
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	131,476	-	-	-	-	131,476	At maturity	26.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,640	-	-	-	-	29,640	At maturity	26.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,640	-	-	-	-	29,640	At maturity	26.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	177,838	-	-	-	-	177,838	At maturity	26.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	BBVA	Argentina	$ARG	402,311	-	-	-	-	402,311	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	43,659	-	-	-	-	43,659	At maturity	24.00
91.041.000-8	Viña San Pedro Tarapaca S.A. (1)	Chile	97.004.000-5	Banco de Chile	Chile	USD	23,097	-	2,691,604	-	-	2,714,701	At maturity	1.79
91.041.000-8	Viña San Pedro Tarapaca S.A. (2)	Chile	97.004.000-5	Banco de Chile	Chile	USD	53,348	-	6,067,500	-	-	6,120,848	At maturity	1.79
91.041.000-8	Viña San Pedro Tarapaca S.A. (2)	Chile	97.018.000-1	Scotiabank	Chile	USD	1,438	4,854,000	-	-	-	4,855,438	At maturity	1.19
91.041.000-8	Viña San Pedro Tarapaca S.A.	Chile	97.030.000-7	Banco Estado	Chile	EUR	-	4,590,673	-	-	-	4,590,673	At maturity	0.59
91.041.000-8	Viña San Pedro Tarapaca S.A.	Chile	97.030.000-7	Banco Estado	Chile	UF	-	54,044	-	9,358,298	-	9,412,342	At maturity	2.70
99.586.280-8	Compañía Pisquera de Chile S.A	Chile	97.030.000-7	Banco Estado	Chile	CLP	448,895	-	15,949,982	-	-	16,398,877	At maturity	6.86
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	UF	14,752	42,394	120,811	48,426	-	226,383	Monthly	4.80
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	UF	7,798	23,813	68,838	53,562	-	154,011	Monthly	5.48
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	UF	6,392	19,613	39,365	-	-	65,370	Monthly	5.36
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	1,654	2,266	-	-	-	3,920	Monthly	9.12
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	19,000	57,000	152,000	12,667	-	240,667	Monthly	7.59
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	14,000	42,000	112,000	88,667	-	256,667	Monthly	5.88
96.711.590-8	Manantial S.A.	Chile	76.645.030-K	Banco Itaú	Chile	CLP	9,214	3,107	-	-	-	12,321	Monthly	7.32
96.711.590-8	Manantial S.A.	Chile	76.645.030-K	Banco Itaú	Chile	CLP	7,426	17,873	-	-	-	25,299	Monthly	7.56
96.711.590-8	Manantial S.A.	Chile	76.645.030-K	Banco Itaú	Chile	CLP	22,178	68,690	80,528	-	-	171,396	Monthly	6.66
96.711.590-8	Manantial S.A.	Chile	76.645.030-K	Banco Itaú	Chile	CLP	62,759	192,305	-	-	-	255,064	At maturity	4.38
96.711.590-8	Manantial S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	-	251,734	-	-	-	251,734	Monthly	0.37
96.711.590-8	Manantial S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	5,834	14,043	-	-	-	19,877	Monthly	0.63
96.711.590-8	Manantial S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	33,596	104,022	72,279	-	-	209,897	Monthly	0.63
96.711.590-8	Manantial S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	-	200,852	-	-	-	200,852	Monthly	0.63
96.711.590-8	Manantial S.A.	Chile	76.645.030-K	Banco Itaú	Chile	CLP	18,792	-	-	-	-	18,792	Monthly	0.50
0-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	USD	23,418	69,795	93,672	-	-	186,885	Monthly	5.50
0-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	UYU	601,212	-	-	-	-	601,212	At maturity	17.00
0-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	UYU	357,814	-	-	-	-	357,814	At maturity	1.12
0-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	UYU	138,532	-	-	-	-	138,532	At maturity	17.00
0-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	UYU	643,409	-	-	-	-	643,409	At maturity	16.80
96.981.310-6	Compañia Cervecera Kunstmann S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	-	515,411	-	-	-	515,411	At maturity	4.50
96.981.310-6	Compañia Cervecera Kunstmann S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	-	618,493	-	-	-	618,493	At maturity	4.50
96.981.310-6	Compañia Cervecera Kunstmann S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	-	1,034,167	-	-	-	1,034,167	At maturity	4.92
96.981.310-6	Compañia Cervecera Kunstmann S.A.	Chile	97.018.000-1	Scotiabank	Chile	USD	2,413	-	387,514	-	-	389,927	At maturity	1.90
96.981.310-6	Compañia Cervecera Kunstmann S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	1,303,864	-	-	-	-	1,303,864	At maturity	3.22
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BBVA	Argentina	$ARG	1,541,623	4,401,173	-	-	-	5,942,796	Quarter	15.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BNA	Argentina	$ARG	445,789	1,208,180	3,221,814	3,221,813	-	8,097,596	Monthly	15.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Macro	Argentina	$ARG	54,865	177,392	335,073	-	-	567,330	Monthly	15.25
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BBVA	Argentina	$ARG	690,557	1,418,990	4,257,610	-	-	6,367,157	Quarter	26.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Citibank	Argentina	$ARG	14,494,421	-	-	-	-	14,494,421	At maturity	26.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Santander Río	Argentina	$ARG	3,063,385	-	-	-	-	3,063,385	At maturity	29.00
0-E	Saenz Briones SA	Argentina	0-E	HSBC	Argentina	$ARG	2,724	-	-	-	-	2,724	At maturity	20.00
0-E	Saenz Briones SA	Argentina	0-E	Banco Citibank	Argentina	$ARG	93,631	236,522	236,522	-	-	566,675	Monthly	15.25
0-E	Saenz Briones SA	Argentina	0-E	Banco Patagonia	Argentina	$ARG	829,136	-	-	-	-	829,136	At maturity	30.00
Sub-Total							28,599,857	20,538,039	33,900,820	12,783,433	-	95,822,149

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

			Registration or ID No. Instrument			Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country		Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bonds payable
90.413.000-1	CCU S.A	Chile	388 18/10/2014 BONO SERIE E	Chile	UF	-	2,437,294	4,741,076	4,818,518	12,313,550	24,310,438	Semiannual	4.00
90.413.000-1	CCU S.A	Chile	573 23/03/2009 BONO SERIE H	Chile	UF	592,131	-	-	2,149,320	46,885,750	49,627,201	Semiannual	4.25
Sub-Total						592,131	2,437,294	4,741,076	6,967,838	59,199,300	73,937,639

							Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Financial leases obligations
0-E	Finca La Celia S.A	Argentina	O-E	Supervielle	Argentina	$ARG	1,475	4,620	11,088	2,466	-	19,649	At maturity	17.50
96.711.590-8	Manantial S.A.	Chile	97.000.600-6	Banco de Creditos e Inversiones	Chile	UF	7,058	15,218	29,841	-	-	52,117	Monthly	0.42
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	UF	20,250	42,944	37,825	-	-	101,019	Monthly	0.50
96.711.590-8	Manantial S.A.	Chile	97.030.000-7	Banco Estado	Chile	UF	12,160	6,585	-	-	-	18,745	Monthly	1.17
96.711.590-8	Manantial S.A.	Chile	97.053.000-2	Banco Security	Chile	UF	31,538	79,780	57,744	-	-	169,062	Monthly	0.55
90.413.000-1	CCU S.A	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A	Chile	UF	22,926	38,773	102,087	117,043	16,135,005	16,415,834	Monthly	7.07
96.981.310-6	Compañía Cervecera Kunstmann S.A	Chile	97.004.000-5	Banco de Chile	Chile	UF	38,866	101,818	75,724	-	-	216,408	Monthly	6.43
96.981.310-6	Compañía Cervecera Kunstmann S.A	Chile	97.030.000-7	Banco Estado	Chile	UF	21,843	66,935	189,245	92,241	-	370,264	Monthly	4.33
76.077.848-6	Cervecera Belga de la Patagonia	Chile	97.015.000-5	Banco Santander de Chile	Chile	UF	1,306	4,044	11,760	12,737	-	29,847	Monthly	6.27
Sub-Total							157,422	360,717	515,314	224,487	16,135,005	17,392,945

Total							29,349,410	23,336,050	39,157,210	19,975,758	75,334,305	187,152,733

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 6).

(2) This obligation is hedged by a Cross Currency Rate Swap agreement (Note 6).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 6.

The effective interest rates of bond obligations are as follows:

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

The debts and financial liabilities are stated in several currencies and they accrue fixed and variable interest rates. The details of such obligations classified as per currency and interest type (excluding the effect of cross currency interest rate swap agreements) are as follows:

	As of December 31, 2015		As of December 31, 2014
	Fixed Interest Rate	Variable Interest Rate	Fixed Interest Rate	Variable Interest Rate
	ThCh$	ThCh$	ThCh$	ThCh$
US Dollar	686,276	15,940,220	1,557,305	13,690,987
Chilean Pesos	25,840,175	-	21,537,298	-
Argentine Pesos	17,146,915	4,266,388	42,866,462	-
Unidades de Fomento	102,191,574	-	101,169,041	-
Euros	-	-	4,590,673	-
Uruguayan Pesos	-	-	1,740,967	-
UYI	2,046,650	-	-	-
Total	147,911,590	20,206,608	173,461,746	13,690,987

The terms and conditions of the main interest accruing obligations as of December 31, 2015, were as follows:

A)    Bank Borrowings

Banco Estado – Bank Loans

a) On July 27, 2012, the subsidiary Compañía Pisquera Chile S.A. (CPCh) signed a bank loan with the Banco Estado for a total of ThCh$ 16,000,000, for a period of 5 years, with maturity on July 27, 2017.

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

As of December 31, 2015, the Company was in compliance with the financial covenants and specific requirements of this loan.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

b)   On April 25, 2012, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco Estado for a total of ThCh$ 500,000, maturing on April 25, 2013. Subsequently this loan was renewed for one year, maturing on April 25, 2014. It was renewed for one year, maturing on April 25, 2015. Subsequently this loan was renewed for one year, maturing on April 27, 2016.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

      On April 25, 2014 it was renewed for one year, maturing on April 25, 2015.

      On April 24, 2015 it was renewed for one year, maturing on April 27, 2016.

c)   On April 25, 2013, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco Estado for a total of ThCh$ 600,000, maturing on April 25, 2014. It was renewed for one year, maturing on April 25, 2015. Subsequently this loan was renewed for one year, maturing on April 27, 2016.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

      On April 25, 2014 it was renewed for one year, maturing on April 25, 2015.

      On April 24, 2015 it was renewed for one year, maturing on April 27, 2016.

d)   On April 23, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Estado for a total of ThCh$ 3,000,000, maturing on July 19, 2012.

      On July 19, 2012 the previous loan was renewed for a period of 71 days, maturing on September 28, 2012. Subsequently, on the same time this loan was renewed for a period of 84 days, maturing on December 21, 2012. On December 21, 2012, this loan was renewed for 60 days, maturing on February 19, 2013, renewed again for 94 days, maturing on May 24, 2013.

This loan accrued interest at an annual rate. The subsidiary amortized interest and capital amortization consists of a single payment at the end of the established term.

On May 24, 2013, this loan was paid.

e)   On July 19, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Estado for a total of ThCh$ 1,000,000, maturing on September 28, 2012. Subsequently this loan was renewed for a period of 84 days, maturing on December 21, 2012. It was renewed for 60 days, maturing in February 19, 2013, renewed again for 94 days, maturing on May 24, 2013.

     This loan accrued a fixed interest at an annual rate. The subsidiary amortized interest and capital amortization consists of a single payment at the end of the established term.

      On May 24, 2013, this loan was paid.

f)    On June 16, 2014, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Estado for a total of 6,200,000 euros, maturing on June 16, 2015.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

On June 17, 2015, payment of the loan was made.

g)   On October 15, 2014, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Estado for a total of UF 380,000, maturing on October 15, 2019.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

h)   On December 3, 2014, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco Estado for a total of ThCh$ 1,300,000, maturing on March 31, 2015.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

On May 29, 2015 the loan was renewed for a term of 3 months, maturing on July 28, 2015.

On July 17, 2015, payment of the loan was made.

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

    This debt was changed to Euros and a fixed interest rate through a currency US$-Euro and interest rate swap agreements (Cross Currency Interest Rate Swap). For details of the Company`s hedge strategies see Note 5 and 6.

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

    The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company`s hedge strategies see Note 5 and 6.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

   The aforementioned loans oblige the Company to comply with the same covenants as the Series A Bond as indicated in letter D) Restrictions in this Note.

c) On April 24, 2014, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 1,000,000, maturing on April 24, 2015.

    This loan accrued interest at an annual rate. The subsidiary amortizes interest and capital consists of a single payment at the end of the established term.

    On April 24, 2015 the loan was renewed for a term of 1 year, maturing on April 21, 2016.

d)  On April 24, 2015, the subsidiary Compañía Cervecera Kunstmann SA He signed a bank loan with Banco de Chile for a total of ThCh$ 600,000 for a period of three months expiring on July 24, 2015.

This loan bears interest at a fixed interest rate. The subsidiary pays the interest and principal in a single payment at the end of the deadline.

On July 24, 2015, payment of the loan was made.

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

      This debt was changed to Euros and a fixed interest rate through a currency US$-Euro and interest rate swap agreements (Cross Currency Interest Rate Swap).  For details of the Company`s hedge strategies see Note 5 and 6.

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

      The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company`s hedge strategies see Note 5 and 6.

On June 22, 2015, payment of the loan was made.

d)   On September 4, 2014, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco Scotiabank for a total of US$ 638,674, maturing on September 4, 2016.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

e)  On June 17, 2015, the subsidiary Viña San Pedro Tarapacá S.A. it signed a bank loan with Scotiabank for a total of US$ 7,871,500, with a term of three years maturing on June 18, 2018.

This loan bears interest at a floating interest rate composed dollar Libor at 90 days plus a fixed margin. The company pays quarterly interest and amortization of capital consists of a single payment at the end of the deadline.

The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company`s hedge strategies see Note 5 and 6.

The aforementioned loans oblige the Company to comply with the covenants indicated in letter D) Restriction in this Note.

f)   On April 24, 2015, the subsidiary Compañía Cervecera Kunstmann SA He signed a bank loan with Scotiabank for a total of US $ 1,000,000, with a term of one year expiring at April 22, 2016.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

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

As of December 31, 2015, the Company was in compliance with the financial covenants and specific requirements of this loan.

Banco de la Nación Argentina – Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

a)   On December 28, 2012, CICSA signed a bank loan for a total of 140 million of Argentine pesos for a period of 7 years, maturing on November 26, 2019, and whose loan is delivered in two stages, where the first was carried out on December 28, 2012, for a total of 56 million argentine pesos and the second on June 28, 2013, for a total of 84 million of Argentine pesos.

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

      This loan is guaranteed by CCU S.A., through a Stand By issued by the Banco Estado de Chile in favor of Banco de la Nación Argentina (see Note 35).

b)   On April 20, 2015, the subsidiary CICSA signed a bank loan for a total of 24 million of argentine pesos, maturing on April 4, 2018.

      This loan accrues interest at a compound floating rate BADLAR in pesos plus a fixed spread of 500 basis points and subject to the condition that does not exceed the lending rate of portfolio general of Banco de la Nación Argentina, in whose case shall apply this.

      The subsidiary amortizes capital in 30 monthly, once the grace period of 6 months from de date of disbursement.

      This loan is guaranteed by CCU S.A., through a Stand By issued by the Banco Estado de Chile (see Note 35).

c)   On June 26, 2015, the subsidiary CICSA signed a bank loan for a total of 30 million of argentine pesos, maturing on December 26, 2015.

      This loan accrues a fixed interest at an annual rate of 23%. The subsidiary amortizes monthly interest and the capital amortization in 6 monthly.

 1EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Banco BBVA Francés S.A. – Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On June 18, 2014, the subsidiary CICSA signed a bank loan with BBVA Bank for a total of 90 million argentine pesos, maturing on June 19, 2017.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization quarterly.

Banco de Galicia y Buenos Aires S.A.; Banco Santander Río S.A.; – Syndicated Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On April 20, 2015, the subsidiary CICSA signed a syndicated bank loan for a total of 150 million argentine pesos, maturing on April 20, 2018.

The proportional participation of banks lenders is as follows:

(a) Banco de Galicia y Buenos Aires S.A., with 75 million argentine pesos of pro rata participation.

(b)  Banco Santander Río, with 75 million argentine pesos of pro rata participation.

This loan accrues interest at an annual rate of 29.4% fixed by first 12 months and thereafter accrues interest at a compound floating rate BADLAR in pesos plus a fixed spread of 360 basis points and the payments will be quarterly. The capital amortization will payment in 9 quarterly, once the grace period of 12 months from de date of disbursement.

This loan obliges the subsidiary to meet specific requirements and financial covenants related to their Consolidated Financial Statements, which according to agreement of the parties are as follows:

a)   Maintain a capability of repayment measure at the end of each quarter less than or equal to 3, calculated as the financial debt over Adjusted EBITDA2. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: Operating result before Interest, Income taxes, Depreciation and Amortization for the period of 12 months immediately prior to the date of calculation.

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

As of December 31, 2015, the Company was in compliance with the financial covenants and specific requirements of this loan.

 2EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

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

Compañía Cervecera Kunstmann S.A., Manantial S.A. and Finca La Celia S.A.:

Other lease agreements are as follows:

Type	Institution	Contract Date	Currency	ThCh$	Number of quotas	Anual Interest %	Purchase option (UF)
Compañía Cervecera Kunstmann S.A.
Production Plant	Banco de Chile	19-04-05	UF	20,489	168	8.30%	302
Land Lote 2 C	Banco de Chile	26-06-07	UF	7,716	121	5.80%	85
Land Lote 2 D	Banco de Chile	25-03-08	UF	15,000	97	4.30%	183
Land Lote 13F1	Banco Estado	10-10-12	UF	22,341	72	4.33%	348
Manantial S.A.
Dispensers	Banco de Crédito e Inversiones	04-01-12	UF	4,275	37	5.06%	116
Dispensers	Banco de Chile	05-12-11	UF	1,073	37	5.98%	311
Vehicles	Banco de Chile	27-08-12	UF	1,265	25	12.63%	51
Vehicles	Banco Estado	15-09-11	UF	5,342	25	14.01%	208
Computers	Banco Security	23-08-11	UF	2,387	37	6.99%	65
Dispensers	Banco Security	09-08-11	UF	20,845	37	6.62%	563
Finca La Celia S.A.
Automotor	Banco Supervielle	10-06-14	$ARG	10,814	45	17.50%	6,250

The following is a detail of future payments and the current value of the financial lease obligations as of December 31, 2015:

Lease Minimum Future Payments	As of December 31, 2015
	Gross Amount	Interest	Current Value
	ThCh$	ThCh$	ThCh$
Less than one years	1,505,697	1,184,281	321,416
Between one and five year	5,148,941	4,538,956	609,985
Over five years	28,871,228	12,242,755	16,628,473
Total	35,525,866	17,965,992	17,559,874

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

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

On December 17, 2010, took place the Board of Bondholders Serie A, which decided to modify the issued Contract of such bonds in order to update certain references and adapt it to the new IFRS accounting standards. The amendment of the issued Contract is dated December 21, 2010 and has the repertory No. 35739-2010 in the Notary of Ricardo San Martín Urrejola. Because of these changes, the commitment of this subsidiary is to comply with certain financial ratios that will be calculated only on the Consolidated Financial Statements. These financial ratios and other conditions are describe in letter D).

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

At the time of this total prepayment, the subsidiary was in compliance with the financial covenants required for this public issue detailed in letter D).

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

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

As of December 31, 2015 and December 31, 2014, the Company was in compliance with the financial covenants required for this public issue.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

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

On March 17, 2014, the Company paid the total Serie I Bonds, equivalent UF 3,000,000.

As of December 31, 2015 and December 31, 2014, the Company was in compliance with the financial covenants required for this public issue.

D) Restriction of subsidiary Viña San Pedro Tarapacá S.A.

The subsidiary Viña San Pedro Tarapacá S.A. must comply with certain financial ratios that will be calculated only on its Consolidated Financial Statements. These financial ratios and other conditions are as follows:

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 28 Accounts payable – trade and other payables

As of December 31, 2015 and 2014, the total Accounts payable-trade and other payables are as follows:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Suppliers	179,926,026	159,782,385
Notes payable	5,575,754	3,940,353
Withholdings payable	43,880,121	40,429,573
Total	229,381,901	204,152,311
Current	227,736,803	203,782,805
Non-current	1,645,098	369,506
Total	229,381,901	204,152,311

Note 29 Provisions

As of December 31, 2015 and 2014, the total provisions recorded in the consolidated statement of financial position are as follows:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Litigation	1,343,374	1,023,895
Others	636,584	1,596,196
Total	1,979,958	2,620,091
Current	503,440	410,259
Non-current	1,476,518	2,209,832
Total	1,979,958	2,620,091

The following was the change in provisions during the years ended as of  December 31, 2014 and 2015:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2014	1,294,570	1,673,910	2,968,480
As of December 31, 2014
Incorporated	622,320	151,966	774,286
Used	(751,636)	(1,668)	(753,304)
Released	(71,667)	(175,968)	(247,635)
Conversion effect	(69,692)	(52,044)	(121,736)
As of December 31, 2014	1,023,895	1,596,196	2,620,091
As of December 31, 2015
Incorporated	792,724	888	793,612
Used	(222,139)	-	(222,139)
Released	(31,005)	(801,778)	(832,783)
Conversion effect	(220,101)	(158,722)	(378,823)
As of December 31, 2015	(1) 1,343,374	636,584	1,979,958

(1)     See Note 35.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

The maturities of provisions at December 31, 2015, were as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	503,441	-	503,441
Between two and five years	486,294	636,584	1,122,878
Over five years	353,639	-	353,639
Total	1,343,374	636,584	1,979,958

Litigation

The detail of significant litigation proceedings to which the Company is exposed at a consolidated level is described in
Note 35.

Management believes based on the development of such proceedings to date, the provisions established on a case by basis are adequate to cover the eventual adverse effects that could arise from these proceedings.

Note 30 Other non-financial liabilities

As of December 31, 2015 and 2014, the total Other non-financial liabilities are as follows:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Parent dividend provisioned by the board	24,387,190	23,278,681
Parent dividend provisioned according to policy	36,016,878	36,500,001
Outstanding parent dividends	723,259	520,145
Subsidiaries dividends according to policy	9,725,015	7,764,386
Others	89,802	833,550
Total	70,942,144	68,896,763
Current	70,942,144	68,896,763
Total	70,942,144	68,896,763

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

The cost of such benefits is charged against income, in the “Personnel Expense” item.

As of December 31, 2015 and 2014, the total staff benefits recorded in the Consolidated Statement of Financial Position is as follows:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Employees’ Benefits	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Short term benefits	21,617,103	17,943,771
Employment termination benefits	19,043,559	17,437,222
Total	40,660,662	35,380,993
Current	21,712,059	17,943,771
Non-current	18,948,603	17,437,222
Total	40,660,662	35,380,993

Employees’ Bonuses

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation. Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

As of December 31, 2015 and 2014, the total short-term benefits recorded in the Consolidated Statement of Financial Position are as follows:

Short-Term Employees’ Benefits	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Vacation	8,442,610	7,856,572
Bonus and compensation	13,174,493	10,087,199
Total	21,617,103	17,943,771

The Company records the staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds. The discount rate in Chile was 6.36% (6.00% in 2014) and in Argentina 39.26% (42.43% in 2014).

As of December 31, 2015, the obligation recorded for severance indemnity is as follows:

Severance Indemnity	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Current	94,956	-
Non-current	18,948,603	17,437,222
Total	19,043,559	17,437,222

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

The change in the severance indemnity during the year ended as of December 31, 2014 and 2015 was as follows:

Severance Indemnity	Severance Indemnity
ThCh$
Balance as of January 1, 2014	16,574,806
Current cost of service	601,053
Interest cost	1,187,731
Actuarial loss	1,884,054
Paid-up benefits	(3,341,434)
Past service cost	1,090,429
From business combinations	893,608
Others	(1,453,025)
Movements of the year	862,416
As of December 31, 2014	17,437,222
Current cost of service	1,023,969
Interest cost	1,703,107
Actuarial loss	947,153
Paid-up benefits	(1,700,491)
Past service cost	131,204
Others	(498,605)
Movements of the year	1,606,337
As of December 31, 2015	19,043,559

The figures recorded in the Consolidated Statement of Income as of December 31, 2015, 2014 and 2013, are as follows:

Expense recognized for severance indemnity	For the years ended as of December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Current cost of service	1,023,969	601,053	607,443
Past service cost	131,204	1,090,429	430,120
Non-provided paid benefits	4,377,570	5,916,192	2,860,262
Other	646,501	335,808	1,333,466
Total expense recognized in Consolidated Statement of Income	6,179,244	7,943,482	5,231,291

Actuarial Assumptions

As mentioned in Note 2.20 – Employees’ Benefits, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation as of December 31, 2015 and 2014, are as follows:

	Actuarial Assumptions		Chile		Argentina
			As of December 31,	As of December 31,	As of December 31,	As of December 31,
			2015	2014	2015	2014
	Mortality table		RV-2004	RV-2004	Gam'83	Gam'83
	Annual interest rate		6.36%	6.00%	39.26%	42.43%
	Voluntary employee turnover rate		1.9%	1.9%	n/a	n/a
	Company’s needs rotation rate		5.3%	5.3%	n/a	n/a
	Salary increase		3.7%	3.7%	36.35%	36.35%
	Officers		60	60	60	60
Estimated retirement age for	Other	Male	65	65	65	65
		Female	60	60	60	60

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1 percent on the discount rate:

Sensitivity Analysis	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	1,164,165	1,073,272
1% decrease in the Discount Rate (Loss)	(1,344,213)	(1,245,219)

Personnel expense

The amounts recorded in the Consolidated Statement of Income for the years ended as of December 31, 2015, 2014 and 2013, are as follows:

Personal expense	For the years ended as of December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Salaries	138,359,074	119,623,310	108,611,206
Employees’ short-term benefits	24,693,325	18,128,043	19,887,127
Employments termination benefits	6,179,245	7,943,482	5,231,291
Other staff expense	28,683,507	23,636,629	21,280,818
Total (1)	197,915,151	169,331,464	155,010,442

(1) See Note 10.

Note 32 Non-controlling Interests

The detail of Non-controlling Interests is the following:

a.   Equity

Equity	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	72,512,897	69,856,322
Bebidas del Paraguay S.A.	20,403,140	21,903,962
Aguas CCU-Nestlé Chile S.A.	19,891,176	16,389,004
Compañía Cervecera Kunstmann S.A.	4,979,490	4,424,495
Compañía Pisquera de Chile S.A.	4,699,612	4,653,894
Manantial S.A.	3,767,028	3,353,256
Saenz Briones & Cía. S.A.	962,286	1,145,657
Distribuidora del Paraguay S.A.	1,949,490	701,002
Los Huemules S.R.L.	395,469	116,892
Sidra La Victoria S.A.	-	1,166
Others	145,185	366,091
Total	129,705,773	122,911,741

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

b.   Result

	For the years ended as of December 31,
Result	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	7,052,867	5,408,750	4,870,501
Viña San Pedro Tarapacá S.A.	9,182,843	6,003,439	3,319,366
Compañía Cervecera Kunstmann S.A.	1,267,335	966,212	1,022,346
Manantial S.A.	861,072	684,427	587,119
Compañía Pisquera de Chile S.A.	592,506	889,482	765,624
Saenz Briones & Cía. S.A.	128,407	(58,433)	(733,068)
Distribuidora del Paraguay S.A.	1,144,911	429,527	-
Bebidas del Paraguay S.A.	(486,790)	253,516	-
Los Huemules S.R.L.	(45,370)	(48,171)	(12,624)
Sidra La Victoria S.A.	-	175	123
Others	19,674	24,547	49,156
Total	19,717,455	14,553,471	9,868,543

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

As of December 31, 2015 and December 31, 2014, the Company’s capital shows a balance of ThCh$ 562,693,346, divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaíso Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Depositary Shares), with an equivalence of two shares per ADS (See Note 1).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as of December 31, 2015 and 2014.

Capital Management

The main purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

Consolidated Statement of Comprehensive Income

As of December 31, 2015, 2014 and 2013, the detail of the comprehensive income and expense of the term is as follows:

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	80,693	(17,563)	63,130
Conversion differences of international subsidiaries (1)	(29,678,944)	-	(29,678,944)
Actuarial gains and losses on defined benefit plans reserves	(939,433)	314,541	(624,892)
Total comprehensive income as of december 31, 2015	(30,537,684)	296,978	(30,240,706)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	(155,258)	39,470	(115,788)
Conversion differences of international subsidiaries (1)	(4,629,683)	-	(4,629,683)
Actuarial gains and losses on defined benefit plans reserves	(1,884,054)	501,689	(1,382,365)
Total comprehensive income as of december 31, 2014	(6,668,995)	541,159	(6,127,836)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	256,592	(51,304)	205,288
Conversion differences of international subsidiaries (1)	(17,054,187)	-	(17,054,187)
Actuarial gains and losses on defined benefit plans reserves	(469,987)	105,151	(364,836)
Total comprehensive income As of December 31, 2013	(17,267,582)	53,847	(17,213,735)

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

As of December 31, 2015, 2014 and 2013, the information used for the calculation of the income as per each basic and diluted share is as follows:

Income per share	For the years ended as of December 31,
	2015	2014	2013
Equity holders of the controlling company (ThCh$)	120,808,135	106,238,450	123,036,008
Weighted average number of shares	369,502,872	(1) 369,502,872	(2) 331,806,416
Basic and diluted income per share (in Chilean pesos)	326.95	287.52	370.81
Equity holders of the controlling company (ThCh$)	120,808,135	106,238,450	123,036,008
Weighted average number of shares	369,502,872	369,502,872	(3) 346,028,899
Basic and diluted income per share (in Chilean pesos)	326.95	287.52	355.57

(1)     Determined considering 369,502,872 shares outstanding on December 31, 2015 and 2014.

(2)     Determined considering 331,806,416 shares, equivalents to 318,502,872 shares outstanding on December 31, 2012, plus the weighted average of permanence of shares paid due to increase of capital described in this Note.

(3)     Determined considering 346,028,899 shares, equivalents to 318,502,872 shares outstanding on December 31, 2012, plus the weighted average of permanence of shares issued due to increase of capital described in this Note.

As of December 31, 2015, 2014 and 2013, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net Income

In accordance with Circular No 1945 from the SVS on November 4, 2009, the Board of Directors agreed that the net distributable profit for the year 2009 will be that reflected in the financial statements attributable to equity holders of the parents, without adjustment it. The above agreement remains in effect for the year ended December 31, 2015.

Dividends

The Company’s dividend policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of December 31, 2015, 2014 and 2013, the Company has distributed the following dividends, either or final:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share	Related to FY
245	19-04-2013	Final	116.64610	2012
246	10-01-2014	Interim	63.00000	2013
247	17-04-2014	Final	103.48857	2013
248	09-01-2015	Interim	63.00000	2014
249	23-04-2015	Final	98.78138	2014
250	08-01-2016	Interim	66.00000	2015

On April 9, 2013, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 245, amounting to  ThCh$ 37,150,685 corresponding to $ 116.64610 per share. This dividend was paid on April 19, 2013.

On April 9, 2014, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 247, amounting to ThCh$ 38,239,323 corresponding to $ 103.48857 per share. This dividend was paid on April 17, 2014.

On April 15, 2015, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 249, amounting to ThCh$ 36,500,004 corresponding to $ 98.78138 per share. This dividend was paid on April 23, 2015.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Other Reserves

The reserves that are a part of the Company’s equity are as follows:

Currency Translation Reserves: This reserve originated mainly from the translation of foreign subsidiaries’ financial statements which functional currency is different from the presentation currency of the Consolidated Financial Statements. As of December 31, 2015, it amounts to a negative reserve of ThCh$ 95,435,386 (ThCh$ 67,782,858 in 2014 and
ThCh$60,084,197 in 2013).

Hedge reserve: This reserve originated from the hedge accounting application of financial liabilities for. The reserve is reversed at the end of the hedge agreement, or when the transaction ceases qualifying hedge accounting, whichever is first. The reserve effects are transferred to income. As of December 31, 2015, it amounts to a negative reserve of
ThCh$ 2,526 (ThCh$ 43,370 in 2014 and positive reserve of ThCh$ 65,109 in 2013), net of deferred taxes.

Actuarial gains and losses on defined benefit plans reserves: This reserve originates from January 1, 2013, due application of the amendment to IAS 19. The amount recorded is a negative reserve of ThCh$ 2,302,418 (ThCh$ 1,712,687 in 2014 and ThCh$ 348,673 in 2013), net of deferred taxes.

Other reserves: As of December 31, 2015, 2014 and 2013 the amount is a negative reserve of ThCh$ 5,486,086,
ThCh$ 5,511,629 and ThCh$5,514,048, respectively. Such reserves relate mainly to the following concepts:

-              Adjustment due to re-assessment of fixed assets carried out in 1979.

-              Price level restatement of paid-up capital registered as of December 31, 2008, according to SVS Circular Letter Nª456.

-              Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (Note 1).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 34 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	192,554,239	214,774,876
CLP	171,683,257	182,979,978
U.F.	-	8,410,538
USD	5,385,644	6,058,754
Euros	955,840	974,179
$ARG	5,701,754	11,728,422
UYU	948,816	536,097
PYG	7,519,619	3,753,420
Others currencies	359,309	333,488
Other financial assets	13,644,105	6,483,652
CLP	1,052,312	1,016,032
USD	12,495,117	5,467,620
Euros	57,833	-
PYG	7,261	-
Others currencies	31,582	-
Other non-financial assets	17,654,373	18,558,445
CLP	12,083,128	11,576,191
U.F.	29,882	28,826
USD	972,718	-
Euros	723,216	-
$ARG	3,780,430	4,759,154
UYU	7,789	1,457,234
PYG	57,210	737,040
Accounts receivable - trade and other receivables	252,225,937	238,602,893
CLP	158,757,937	151,677,364
U.F.	7,102	2,021
USD	25,498,590	19,030,421
Euros	7,463,166	10,038,934
$ARG	48,535,814	46,140,278
UYU	4,074,908	4,519,676
PYG	6,111,636	5,477,622
Others currencies	1,776,784	1,716,577
Accounts receivable from related companies	4,788,930	11,619,118
CLP	4,606,002	11,474,472
U.F.	104,118	101,218
USD	78,810	43,428
Inventories	174,227,415	167,545,598
CLP	147,189,195	136,336,787
USD	2,474,304	744,544
Euros	237,848	189,100
$ARG	18,850,888	22,684,784
UYU	1,645,888	1,508,208
PYG	3,829,292	6,082,175
Biological assets	7,633,340	7,633,591
CLP	7,130,962	7,209,981
$ARG	502,378	423,610
Tax receivables	15,264,220	19,413,414
CLP	11,080,218	14,443,142
$ARG	4,184,002	4,970,272
Non-current assets held for sale	6,319,316	758,760
CLP	5,890,543	-
$ARG	428,773	758,760
Total current assets	684,311,875	685,390,347

CLP	519,473,554	516,713,947
U.F.	141,102	8,542,603
USD	46,905,183	31,344,767
Euros	9,437,903	11,202,213
$ARG	81,984,039	91,465,280
UYU	6,677,401	8,021,215
PYG	17,525,018	16,050,257
Others currencies	2,167,675	2,050,065
Total current assets by currencies	684,311,875	685,390,347

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Non-current assets
Other financial assets	80,217	343,184
Euros	80,217	343,184
Other non-financial assets	27,067,454	5,828,897
CLP	24,880,950	3,303,040
USD	80,137	-
$ARG	1,839,876	1,762,652
PYG	266,491	763,205
Accounts receivable from related companies	445,938	522,953
U.F.	445,938	522,953
Investments accounted for using the equity method	49,995,263	31,998,620
CLP	49,884,870	31,897,043
$ARG	110,393	101,577
Intangible assets different than goodwill	64,120,426	68,656,895
CLP	49,960,476	51,881,835
U.F.	41,558	41,558
$ARG	7,039,283	9,169,249
UYU	3,296,510	3,332,682
PYG	3,782,599	4,231,571
Goodwill	83,300,573	86,779,903
CLP	60,192,744	63,075,515
USD	14,216,606	12,146,454
$ARG	8,891,223	11,557,934
Property, plant and equipment (net)	872,667,210	851,255,642
CLP	763,339,926	733,238,733
$ARG	76,412,324	91,003,978
UYU	13,747,872	10,390,332
PYG	19,167,088	16,622,599
Investment property	6,838,002	7,917,613
CLP	4,401,400	5,783,933
$ARG	2,436,602	2,133,680
Deferred tax assets	34,529,593	30,207,019
CLP	29,392,503	23,496,860
$ARG	5,032,803	6,622,426
UYU	10,801	10,206
PYG	93,486	77,527
Total non-current assets	1,139,044,676	1,083,510,726

CLP	982,052,869	912,676,959
U.F.	487,496	564,511
USD	14,296,743	12,146,454
Euros	80,217	343,184
$ARG	101,762,504	122,351,496
UYU	17,055,183	13,733,220
PYG	23,309,664	21,694,902
Total non-current assets by currencies	1,139,044,676	1,083,510,726

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of December 31, 2015		As of December 31, 2014
	Until 90 days	More than 91 days until 1 year	Until 90 days	More than 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	7,223,935	36,750,056	30,097,822	35,220,471
CLP	1,239,182	17,035,281	1,947,212	14,909,387
U.F.	764,199	2,888,550	777,020	2,933,255
USD	303,416	10,957,905	1,392,180	5,303,949
Euros	52,368	-	120,894	4,611,662
$ARG	4,862,819	5,523,470	24,104,151	7,462,218
UYU	-	-	1,740,967	-
UYI	-	344,850	-	-
Others currencies	1,951	-	15,398	-
Account payable - trade and other payables	226,844,826	891,977	200,673,786	3,109,019
CLP	148,162,838	303,060	133,274,464	3,109,019
U.F.	9,933	-	3,995	-
USD	17,676,381	566,572	14,012,905	-
Euros	6,402,517	-	7,166,674	-
$ARG	47,686,146	-	40,867,375	-
UYU	2,607,826	-	4,371,988	-
PYG	3,874,709	22,345	976,385	-
Others currencies	424,476	-	-	-
Accounts payable to related companies	11,624,218	-	10,282,312	-
CLP	4,267,123	-	5,783,103	-
USD	151,578	-	-	-
Euros	7,205,517	-	4,486,158	-
PYG	-	-	13,051	-
Other short-term provisons	382,152	121,288	380,912	29,347
CLP	-	121,288	-	29,347
$ARG	382,152	-	380,912	-
Tax liabilities	3,664,162	8,533,862	3,986,966	7,710,169
CLP	3,487,812	5,802,277	3,803,137	3,872,219
USD	-	26,747	-	-
$ARG	-	2,704,838	-	3,837,950
UYU	176,350	-	183,829	-
Employee benefits provisions	21,388,736	323,323	17,702,626	241,145
CLP	16,558,870	323,323	13,490,145	241,145
$ARG	4,437,159	-	3,909,627	-
UYU	392,707	-	302,854	-
Other non-financial liabilities	28,440,259	42,501,885	24,104,387	44,792,376
CLP	28,350,457	42,501,885	23,278,681	44,789,042
$ARG	89,802	-	825,706	-
PYG	-	-	-	3,334
Total current liabilities	299,568,288	89,122,391	287,228,811	91,102,527

CLP	202,066,282	66,087,114	181,576,742	66,950,159
U.F.	774,132	2,888,550	781,015	2,933,255
USD	18,131,375	11,551,224	15,405,085	5,303,949
Euros	13,660,402	-	11,773,726	4,611,662
$ARG	57,458,078	8,228,308	70,087,771	11,300,168
UYU	3,176,883	-	6,599,638	-
PYG	3,874,709	22,345	989,436	3,334
UYI	-	344,850	-	-
Others currencies	426,427	-	15,398	-
Total current liabilities by currency	299,568,288	89,122,391	287,228,811	91,102,527

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of December 31, 2015			As of December 31, 2014
	More than 1 year until 3 years	More than 3 year untl 5 years	More than 5 years	More than 1 year until 3 years	More than 3 year untl 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Other financial liabilities	40,890,654	20,356,339	75,679,552	39,224,496	19,975,758	75,334,303
CLP	18,284,794	1,784,088	-	16,366,789	101,334	-
U.F.	5,523,414	17,335,859	75,679,552	5,474,316	16,650,145	75,334,303
USD	5,590,024	-	-	9,307,576	-	-
$ARG	9,790,622	1,236,392	-	8,075,815	3,224,279	-
UYI	1,701,800	-	-	-	-	-
Other accounys payable	1,098,985	546,113	-	369,506	-	-
CLP	808,161	404,081	-	-	-	-
U.F.	6,760	-	-	6,496	-	-
USD	284,064	142,032	-	363,010	-	-
Other long term provisions	712,806	410,073	353,639	1,484,317	489,969	235,546
CLP	-	49,996	15,000	-	-	15,000
$ARG	396,987	360,077	338,639	336,813	489,969	220,546
UYU	314,991	-	-	1,147,504	-	-
PYG	828	-	-	-	-	-
Deferred tax liabilities	21,787,421	8,622,777	57,736,765	20,617,913	7,491,363	59,409,424
CLP	21,175,080	8,219,255	51,820,864	19,850,278	6,979,606	51,690,008
$ARG	601,313	400,875	4,288,716	767,635	511,757	5,713,866
UYU	-	-	1,154,787	-	-	1,466,456
PYG	11,028	2,647	472,398	-	-	539,094
Employee benefits provisons	643,905	-	18,304,698	798,428	-	16,638,794
CLP	-	-	15,369,150	-	-	14,202,830
$ARG	-	-	2,935,548	-	-	2,435,964
PYG	643,905	-	-	798,428	-	-
Total non-current liabilities	65,133,771	29,935,302	152,074,654	62,494,660	27,957,090	151,618,067

CLP	40,268,035	10,457,420	67,205,014	36,217,067	7,080,940	65,907,838
U.F.	5,530,174	17,335,859	75,679,552	5,480,812	16,650,145	75,334,303
USD	5,874,088	142,032	-	9,670,586	-	-
$ARG	10,788,922	1,997,344	7,562,903	9,180,263	4,226,005	8,370,376
UYU	314,991	-	1,154,787	1,147,504	-	1,466,456
PYG	655,761	2,647	472,398	798,428	-	539,094
UYI	1,701,800	-	-	-	-	-
Total non-current liabilities by currency	65,133,771	29,935,302	152,074,654	62,494,660	27,957,090	151,618,067

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 35 Contingencies and Commitments

Operating lease agreements

The total amount of the Company’s obligations to third parties relating to lease agreements that may not be terminated is as follows:

Lease Agreements not to be terminated	As of December 31, 2015
ThCh$
Within 1 year	82,677,035
Between 1 and 5 years	76,807,297
Over 5 years	53,580,133
Total	213,064,465

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of December 31, 2015 is as follows:

Purchase and supply agreements	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	134,430,322	10,226,466
Between 1 and 5 years	328,110,170	8,683,488
Over 5 years	53,875,436	250,544
Total	516,415,928	19,160,498

Capital investment commitments

As of December 31, 2015, the Company had capital investment commitments related to Property, plant and equipment and intangibles (software) for approximately ThCh$ 81,696,975.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000. Those losses contingencies for which an estimate cannot be made have been also considered.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Proceedings and claim

Subsidiary	Court	Number	Description	Status	Estimated accrued loss contingency
Viña San Pedro Tarapacá S.A.	Labour Court of Collection.	C-3292-2010	Interpretation of collective bargaining agreement.	Pending practice of award liquidation by court.	ThCh$ 15,000
Viña Tarapaca Ex Zavala, Viña Misiones de Rengo	14th Civil Court of Santiago.	28869-2007	Breach of contract.	Appeal of first instance verdict.	ThCh$ 50,000
Transportes CCU Ltda.	Labour Court of Collection.	C-3287-2015	Collection of employee benefits.	On execution phase.	ThCh$ 40,000
Transportes CCU Ltda.	9th Labor Court of Santiago.	L-3601-2004	Collection of employee benefits.	On execution phase.	ThCh$ 11,932
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina.		Labor trial for layoff.	On evidentiary phase.	USD 24,000
Compañía Industrial Cervecera S.A. (CICSA)	Supreme Court of Tucuman.		Intempestive breach of distribution contract.	Supreme Court review.	USD 71,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina.		Labor trial for layoff.	On evidentiary phase.	USD 29,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina.		Labor trial for layoff.	On evidentiary phase.	USD 30,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina.		Intempestive breach of distribution contract.	On execution phase.	USD 30,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina.		Labor trial for layoff.	On evidentiary phase.	USD 55,000
Compañía Industrial Cervecera S.A. (CICSA)			City Council´s Administrative Claim related to advertising and publicity fees.	The process is in pre-trial administrative phase.	USD 538,000

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Subsidiary	Court	Number	Description	Status	Estimated accrued loss contingency
Saenz Briones S.A.	Court of first instance in Argentina.		Labor trial for layoff.	On evidentiary phase.	USD 59,000
Saenz Briones S.A.	Court of first instance in Argentina.		Labor trial for layoff.	On evidentiary phase.	USD 54,000
Saenz Briones S.A.	Court of first instance in Argentina.		Labor trial for layoff.	On evidentiary phase.	USD 108,000
Saenz Briones S.A.	Court of first instance in Argentina.		Labor trial for layoff.	On evidentiary phase.	USD 42,000
Saenz Briones S.A.	Court of first instance in Argentina.		Labor trial for layoff.	On evidentiary phase.	USD 135,000

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 1,343,374 and ThCh$ 1,023,895, as of December 31, 2015 and 2014, respectively (See Note 29).

Tax processes

At the date of issue of these consolidated financial statements, there are no material tax litigations.

Guarantees

As of December 31, 2015, the subsidiary Viña San Pedro Tarapacá S.A. (VSPT) has not granted direct guarantees as part of its common financing operations. Nevertheless, its VSPT has entered into indirect guarantees as joint guarantors of financing operations by Finca La Celia S.A. subsidiary, in the Republic of Argentina.

A summary of the main terms of the guarantees granted appears below:

The subsidiary Finca La Celia S.A. maintains financial debt with local banks in Argentina, guaranteed by VSPT through stand-by letters issued by Banco Estado de Chile, according to the following detail:

Institution	Amount	Due date
Banco Santander Río	USD 1,100,000	March 31, 2016
Banco Patagonia	USD 1,600,000	March 31, 2016
Banco Patagonia	USD 1,600,000	May 11, 2016
Banco San Juan	USD 1,200,000	October 30, 2016
Banco BBVA Frances	USD 1,500,000	October 30, 2016

The mentioned stand-by letters were issued by VSPT according to the maturity of the financial debts negotiated with the Argentine banks, and they are within the financing policy framework approved by VSPT Board of Directors.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

The loan obtained by the subsidiary CICSA in Argentina, as described in Note 27, is guaranteed by CCU S.A. through a stand- by unrestricted, 1 year term, renewable for equal period during the term of the loan.

Institution	Amount	Due date
Banco de la Nación Argentina S.A.	USD 16,500,000	December 31, 2016

On July 11, 2013, the subsidiary in Argentina Saenz Briones & Cía. S.A. (SB) has signed a loan agreement with the Citibank Bank of Argentina, which restricted its ability to distribute profits in each year. The loan was by 10,000,000 argentine pesos and whose return was agreed in 9 (nine) quotes with different maturities. Until SB not pay this loan, plus interest or commissions, fees and expenses, may not make any payment to its shareholders (including, without limitation, distribution of profits or dividends, advances, withdrawals from account or similar, as well as any payment made in connection with rebuy it, rescue or redemption of all or part of its shares) for an amount that exceeds the 50% of the profits that the SB is legally empowered to distribute as dividends with regard to each of its years. It should be noted, for the purposes of the above restriction, that the last date of maturity of the loan is July 11, 2016.

Note 36 Environment

Major Environmental costs accrued as of December 31, 2015, in the Industrial Units of CCU S.A. are distributed as follows:

-     Industrial Waste Water Treatment (IWWT): 58.0%

      These expenses are mainly related to the maintenance and control of the respective Industrial Waste Water Treatment Plants (IWWT).

-     Solid Industrial Residues (SIR): 29.6%

      These expenses are related to the handling and disposal of Solid Industrial Residues (SIR), including hazardous Waste (ResPel) and valorization of recyclable residues.

-     Gas Emission Expenses: 0.9%

      These expenses are related to the calibration and verification of monitoring and operational instrumentation of stationary sources (mainly industrial boilers and electric generators) and their respective emissions, in order to provide compliance to rules and central and local government regulations.

-     Other Environmental Expenses: 11.5%

      These expenses are related to the verification and compliance of Food Safety, Environmental Management and Operational Health & Safety Management Standards (ISO 22000, ISO 14000 and ISO 18000 OHSAS respectively) in CCU´s industrial sites and distribution centers, which are in different stages of implementation and certification. The implementation and certification of those three standards is a corporate goal of CCU SA.

The most relevant investments during the year 2015, are listed below:

-       Compañía Cervecera Kunstmann S.A., construction of an industrial wastewater treatment plant in Valdivia which includes an anaerobic reactor with IC technology (UF 115,930).

-       Aguas CCU-Nestlé, IWWT plant project in Coinco (UF 19,915), hazardous material storage improvement
(UF 4,709), CO2, water and energy control equipment (UF 3,014), sanitary installation improvements (UF 141), two tanks for IWWT plant (UF 110).

-       Cervecera CCU Chile Ltda., Industrial Waste Water Treatment (IWWT) plant in Temuco stage 1 (UF 10,136), normalizing decree N° 78 (UF 7,704), fire detection system in Santiago (UF 3,695), IWWT plant improvement
(UF 3,564), CO2 and NH3 sensors in Elaboration area (UF 2,571), improvement fire detection system in Temuco (UF 1,393), pavement improvement (UF 1,262), steam and biogas gauges (UF 818), sanitary installation improvements (UF 678), hot water flowmeters (UF 553), glass and solid waste containers (UF 478), boiler N° 2 economizer (UF 412), storage tank insulation (UF 301), and finally rain water piping (UF 217).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

-       Viña San Pedro Tarapacá S.A., FES project (second payment 2/3) (UF 3,614), Industrial Waste Water Treatment (IWWT) plant improvement  (UF 2,653), IWWT plant Isla de Maipo (UF 1,564), IWW collecting chamber expansion (UF 96), vintage courtyard improvement  (UF 96), floor and drain (UF 87), rain water channel (UF 53), and pH correction in IWWT plant (UF 50).

-       Compañía Cervecerías Unidas Argentina S.A., IWWT plant Salta (UF 7,280), IWWT plant Salta second stage (UF 9,617) and warehouse SV fire network (UF 4,122).

-       Embotelladora Chilenas Unidas S.A., boiler insulation (UF 1,314), CIP solutions recovery (UF 886), smoke detection system for offices (UF 789), plant emergency lighting (UF 400), emergency lighting (UF 164), emergency showers (UF 74), fire networks second stage (UF 70).

-       Compañía Pisquera de Chile S.A., overhaul IWWT sludge equipment (UF 734), electrical network improvement in Salamanca (UF 392), IWWT plant in Salamanca (UF 281), IWWT plant in site Sotaquí (UF 255), solid waste extractor in site Elqui  (UF 76) and a technological improvement project in sludge load system (UF 47).

-       Transportes CCU Ltda., water improvement project in San Antonio (UF 365).

-       Fabrica de Envases Plásticos S.A., hazardous material storage (UF 2,396), electricity consumption meters by lines (UF 1,168) and replacement of lighting plant (UF 739).

-       Cervecera Austral S.A., they have not carried out significant environmental investments to December 2015.

The main disbursements of the year, detailed by projects, are the following:

Company that made the disbursement	Project	Disbursment incurred during the years ended
		As of December 31, 2015				As of December 31, 2014
		Expenditure	Investment	Committed amount in future periods	Estimated date completion of disbursements	Expenses	Investment
		ThCh$	ThCh$	ThCh$		ThCh$	ThCh$
CCU Chile Ltda.	Disposal of liquid , solid industrial waste and other	1,966,752	535,842	329,941	December 2016	1,924,508	4,224,403
CCU Argentina S.A.	Disposal of liquid , solid industrial waste and other	1,862,559	116,134	422,561	December 2016	1,847,522	85,013
Cía. Cervecera Kunstmann S.A.	Disposal of liquid , solid industrial waste and other	143,482	2,958,767	12,416	December 2016	132,350	62,898
Cía. Pisquera de Chile S.A.	Disposal of liquid , solid industrial waste and other	318,419	9,712	36,035	December 2016	295,382	137,593
Transportes CCU Ltda.	Disposal of liquid , solid industrial waste and other	362,142	-	9,355	December 2016	297,734	12,954
VSPT S.A.	Disposal of liquid , solid industrial waste and other	559,209	136,181	74,293	December 2016	491,104	508,254
Others	Disposal of liquid , solid industrial waste and other	1,084,700	197,504	722,305	December 2016	943,663	1,244,437

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 37 Subsequent Events

a)   The Consolidated Financial Statements of CCU S.A. have been approved by the Board Directors on February 2, 2016.

b)   On January 7, 2016, the shareholders of Compañía Pisquera Bauzá S.A. came to an agreement in which Compañía Pisquera de Chile S.A. (subsidiary of Compañía Cervecerías Unidas S.A.) has sold its interest of 49% to Agroproductos Bauzá S.A. The price of the transaction amounted to UF 150,000 (equivalent to ThCh$ 3,844,364 on December 31, 2015). This investment at December 31, 2015, was recorded under Assets of disposal group held for sale (See Note 25).

c)   On January 29, the subsidiaries Aguas CCU-Nestlé Chile S.A. (“Aguas”) and Embotelladoras Chilenas Unidas S.A. (“ECUSA”) have acquired 48.07% and 0.92% of the shares of Manantial S.A. (“Manantial”) respectively, exercising the call option granted in the Shareholders’ Agreement of Manantial. As a consequence, Compañía Cervecerías Unidas S.A. is currently the indirect owner of 100% of the shares of Manantial, remaining as the only direct shareholders of Manantial: (i) Aguas with 99.08% of the capital stock, and (ii) ECUSA with 0.92% of the capital stock.

d)   There are no others subsequent events between the closing date and the filing date of these Financial Statements (February 26, 2016) that could significantly affect their interpretation.