Form 20-F
period 2016-12-31
UNITED BREWERIES CO INC
filed 2017-04-28
CIK 888746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended                         December 31, 2016

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

YES  NO__

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer X  Accelerated filer   Non-accelerated filer__Emerging growth company__

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

 ___

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

YES   NO X

Introduction

In this annual report on Form 20-F, all references to “we”, “us”, “Company” or “CCU” are to Compañía Cervecerías Unidas S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries. Chile is divided into regions, each of which is known by its roman number (e.g. “Region XI”). Our fiscal year ends on December 31st. The expression “last three years’’ means the years ended December 31, 2014, 2015 and 2016. Unless otherwise specified, all references to “U.S. dollars” “dollars” “USD” or “US$” are to United States dollars, and references to “Chilean pesos” “pesos” “Ch$” or “CLP” are to Chilean pesos. We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). See the notes to our consolidated financial statements included in pages F-1 through F-123 of this annual report. We use the metric system of weights and measures in calculating our operating and other data. The United States equivalent units of the most common metric units used by us are as shown below:

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

i

Forward Looking Statements

This annual report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the “Securities Act”, and Section 21E of the Securities and Exchange Act of 1934, which we refer to as the “Exchange Act”. These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. They also relate to our future prospects, development and business strategies.

These forward-looking statements are identified by the use of terms and phrases such as “anticipate”; “believes”; “could”; “expects”; “intends”; “may”; “plans”; “predicts”; “projects”; “will” and similar terms and phrases. We caution you that actual results could differ materially from those expected by us, depending on the outcome of certain factors, including, without limitation:

•         our success in implementing our investment and capital expenditure program;

•         the nature and extent of future competition in our principal marketing areas;

•         the nature and extent of a global financial disruption and its consequences;

•         political and economic developments in Chile, Argentina and other countries where we currently conduct business or may conduct business in the future, including other Latin American countries; and

•         other factors discussed under “Item 3: Key Information – Risk Factors”, “Item 4: Information on the Company” and “Item 5: Operating and Financial Review and Prospects”.

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

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

A.     Selected Financial Data

The following table presents selected consolidated financial data as of December 31, 2016 and 2015, and for the years ended December 31, 2016, 2015 and 2014 which has been derived from our consolidated financial statements prepared in accordance with IFRS and included elsewhere in this annual report, and as of December 31, 2014, 2013 and 2012, and for the years ended December 31, 2013 and 2012 which has been derived from our consolidated financial statements prepared in accordance with IFRS and not included in this annual report. The financial data set forth below should be read in conjunction with the consolidated financial statements and related notes and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year ended December 31,
IFRS	2012	2013	2014	2015	2016
			(million of CLP)(1)
1. Income Statement Data:
Net sales	1,075,690	1,197,227	1,297,966	1,498,372	1,558,898
Gross margin	582,603	660,530	693,429	813,296	817,078
Other income by function	5,585	5,509	25,464	6,577	5,144
Other expenses (2)	-1,756	-1,260	-1,743	-2,372	-2,027
Exceptional Items (EI) (3)	-	-2,989	-1,628	-	-
MSD&A (4)	-405,243	-473,524	-535,603	-612,565	-619,543
Adjusted Operating Result (5)	181,188	188,266	179,920	204,937	200,652
Other gains (losses)	-4,478	959	4,037	8,512	-8,346
Net financing expenses	-9,362	-15,830	-10,821	-15,256	-14,627
Results as per adjustment units	-5,058	-1,802	-4,159	-3,283	-2,247
Equity and income from joint ventures	-177	309	-899	-5,228	-5,561
Foreign currency exchange differences	-1,003	-4,292	-613	958	457
Income taxes	-37,133	-34,705	-46,674	-50,115	-30,246

Net income for the year:	123,977	132,905	120,792	140,526	140,082
Attributable to:
Equity holders of the Parent Company	114,433	123,036	106,238	120,808	118,457
Non-controlling interests	9,544	9,869	14,553	19,717	21,624

Basic and Diluted Income per share	359.28	370.81	287.52	326.95	320.59
Basic and Diluted Income per ADS (6)	718.57	741.61	575.04	653.90	641.17
Dividend per share (7)	179.6	166.5	161.8	163.5	176.3
Dividend per ADS in US$ (6)(7)	0.76	0.61	0.52	0.47	0.53
Weighted average shares outstanding (000)	318,503	331,806	369,503	369,503	369,503
Shares outstanding as of December 31st (000)	318,503	369,503	369,503	369,503	369,503

		Year Ended December 31,
	IFRS	2012	2013	2014	2015	2016
2. Balance Sheet Data:		(Million of CLP)(1)

	Total assets	1,328,710	1,727,720	1,768,901	1,825,447	1,871,577
	Total non-current liabilities	303,662	234,347	242,070	249,235	228,973
	Total Financial debt (8)	263,997	263,251	199,853	180,901	184,624
	Capital stock	231,020	562,693	562,693	562,693	562,693
	Subtotal Equity attributable to equity holders of the parent company	613,220	988,676	1,025,588	1,057,816	1,077,298
	Total shareholders' equity	710,518	1,084,244	1,148,500	1,187,522	1,200,293
3. Other Data
	Sales volume (in millions of liters):
	Total volume	1,990.9	2,191.6	2,289.8	2,392.7	2,478.3
(1)	Except for the number of shares outstanding, per share and per ADS amounts and sales volume.
(2)

Other expenses are part of the ´Other expenses by function´ as presented in the Consolidated Statement of Income. These Other expenses mainly consist of losses related to the sales and write off of fixed assets.

(3)

EI are part of ‘Other expenses by function’ as presented in the Consolidated Statement of Income; 2013 EI corresponds to a restructuring process of the organization which implied the early retirement of managers replaced internally, promotions and the sole and exceptional payment of incentives to the leaving and remaining personnel; 2014 EI corresponds to the effect of CLP 1,628 million associated with restructuring processes across Operating segments.

(4)	Marketing, Sales, Distribution & Administrative expenses
(5)

For management purposes, Adjusted Operating Result is defined as Net Income before other gains (losses), net financial expense, equity and income of joint ventures, foreign currency exchange differences, result as per adjustment units and income taxes. Please see “Item 5: Operating and Financial Review and Prospects— ADJUSTED OPERATING RESULT” for more details regarding Adjusted Operating Result and a reconciliation of the most directly applicable IFRS measure to Adjusted Operating Result.

(6)	Per ADS amounts are determined by multiplying per share amounts by 2. As of December 20, 2012, there was an ADS ratio change from 1 ADS to 5 common shares, to a new ratio of 1 ADS to 2 common shares.
(7)

Dividends per share are expressed in Chilean pesos as of payment dates, with charge to prior year's net income. Dividends per ADS are expressed in U.S. dollars at the conversion rate in effect on the date on which payment is made.

(8)	Includes short-term and long-term financial debt (mainly bank loans, bonds and financial leasing).

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

Purchases and sales of foreign currencies effectuated outside the formal exchange market are carried out in the Mercado Cambiario Informal (the informal exchange market). The informal exchange market reflects the supply and demand for foreign currency. There are no limits imposed on the extent to which the rate of exchange in the informal exchange market can fluctuate above or below the observed exchange rate. On April 3, 2017 the U.S. dollar observed exchange rate relating to March 31, 2017 was CLP 663.97 per U.S. dollar.

The following table sets forth the low, high, average and period-end observed exchange rates for U.S. dollars for each of the indicated periods starting in 2012 as reported by the Central Bank of Chile. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

	Daily Observed Exchange Rate (1)
	(CLP per USD)
	Low (2)	High (2)	Average (3)	Period-end(4)

2012	469.65	519.69	486.58	479.96
2013	466.50	533.95	495.53	524.61
2014	524.61	621.41	570.50	606.75
2015	597.10	715.66	654.79	710.16
2016	645.22	730.31	676.70	669.47
October 2016	651.18	670.88	663.78	651.18
November 2016	650.72	679.24	667.18	673.54
December 2016	649.40	677.11	666.48	669.47
January 2017	646.19	673.36	660.51	646.19
February 2017	638.35	648.88	643.34	648.88
March 2017	650.98	669.52	661.86	663.97

Source: Bloomberg
(1) Historical pesos.
(2) Rates shown are the actual low and high, on a day-by-day basis for each period.
(3) For yearly data, the average of monthly average rates during the period reported, and for monthly data, the average of daily average rates during the period reported.
(4) Published on the first day after month(year) end.

The exchange rate on April 17, 2017, the latest practicable date, was CLP 647.47 per U.S. dollar.

B.   Capitalization and Indebtedness

Not applicable.

C.   Reasons for the Offer and Use of Proceeds

Not applicable.

D.   Risk Factors

RISKS RELATING TO CHILE

We are substantially dependent on economic conditions in Chile, which may adversely impact the results of our operations and financial condition.

We are predominantly engaged in business in Chile. 64% of our sales revenues in 2016 was generated from our Chile Operating segment, 24% came from the International Business Operating segment, which includes Argentina, Paraguay and Uruguay, and 13% came from the Wine Operating segment. Thus, the results of our operations and financial condition are dependent to a large extent on the overall level of economic activity in Chile. The Chilean economy has experienced an average annual growth rate of 3.4% between 2006 and 2016, and 1.6% in 2016. In the past, slower economic growth in Chile has slowed down the growth rate of consumption of our products and adversely affected our profitability. Chile’s economic performance was affected in the past by the disruption in the global financial markets in 2009 and catastrophic events such as earthquakes in 2010 and 2015. Therefore growth rates of past periods cannot be extrapolated to future performance.

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

Currency fluctuations may affect our profitability.

Because we purchase the majority of our supplies at prices set in U.S. dollars and export wine in U.S. dollars, Canadian dollars, euros and pounds, we are exposed to foreign exchange risks that may adversely affect our financial condition and the results of our operations. Therefore, any future changes in the value of the Chilean peso against said currencies would affect the revenues of our wine export business. Additionally, the cost of several of our raw materials, especially in the beer and non-alcoholic businesses are indexed to the U.S. dollar. The effect of the exchange rate variation on export revenues will have an opposite effect on the cost of raw materials expressed in Chilean peso terms.

The relative liquidity and volatility of Chilean securities markets may increase the price volatility of our American Depositary Shares (“ADSs”) and adversely impact a holder’s ability to sell any shares of our common stock withdrawn from our American Depositary Receipt (“ADR”) facility.

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. For example, the Santiago Stock Exchange, which is Chile’s principal stock exchange, had a market capitalization of approximately US$ 209.9 billion as of December 31, 2016, while The New York Stock Exchange (“NYSE”) had a market capitalization of approximately US$ 26.5 trillion and the NASDAQ National Market (“NASDAQ”) had a market capitalization of approximately US$ 7.78 trillion as of the same date. In addition, the Chilean securities markets can be materially affected by developments in other emerging markets, particularly other countries in Latin America.

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

As demand for alcoholic and non-alcoholic beverages is usually correlated with economic conditions prevailing in the local market, which in turn is dependent on the macroeconomic condition of the country, the financial condition and results of our operations in Argentina are, to a considerable extent, dependent upon political and economic conditions prevailing in Argentina. From 1999 through 2002, Argentina suffered a prolonged recession, which culminated in an economic crisis. Although the economic situation in Argentina has improved since the economic crisis of 2002, we have been observing slowdowns of the economy, and therefore, cannot assure you that economic conditions in Argentina will continue to improve or that our business will not be materially affected if Argentine economic conditions were to deteriorate.

The Argentine peso is subject to volatility which could adversely affect our results.

A devaluation of the Argentine peso may adversely affect our operating results. In 2016 Argentina experienced an average devaluation of the Argentine peso versus the U.S. dollar of approximately 60% year over year. In 2009, the Company first reported its financial statements under IFRS, using the Argentine peso as the functional currency for our Argentine subsidiaries. The results are calculated in Argentine pesos and then translated into Chilean pesos for consolidation purposes. In 2016 the Argentine peso devaluated approximately 55% versus the Chilean peso, which generated a translation effect in our reported revenues and expenses.

Argentina’s legal regime and economy are susceptible to changes that could adversely affect our Argentine operations.

The measures taken by previous Argentine governments to address the country’s economic crisis of 2002 severely affected the Argentine financial system’s stability and have had a materially negative impact on the country´s economy. If Argentina were to experience a new fiscal and economic crisis, the Argentine government could implement economic and political measures, which could adversely impact our business.

In January 2006, the Argentine government adopted different methods to directly and indirectly regulate the prices of various consumer goods, including bottled beer, in an effort to slow inflation. Additionally, measures taken by the previous Argentine government to control the country’s trade balance and to limit the access to foreign currencies negatively impacted the free import of goods and royalty payments by the Company, and also the repatriation of profits. This situation has changed following the installation of the new government in December 2015. We cannot assure you that the current or future Argentine governments will not implement legal and economic measures that could adversely affect our operations in Argentina.

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

Furthermore, the Tax Reform Act establishes that as of 2017 Open Stock Corporations should calculate their taxes based on the “Partially Integrated System” without the possibility to opt for the alternative “Attributed Income Regime”. The "Partially Integrated System" provides for a gradual increase in the First Category Income tax rate, going from 20% to 21% for the 2014 business year, to 22.5% for the 2015 business year, to 24% for the 2016 business year, to 25.5% for the 2017 business year, and to 27% starting in the 2018 business year.

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

In 2005, SAB Miller Plc merged with Grupo Empresarial Bavaria, a Colombian brewer with operations in Colombia, Peru, Ecuador and Panama, forming the then second-largest brewer in the world. In 2010 SAB Miller Plc acquired Cervecería Argentina S.A. (“CASA Isenbeck”), the third-largest brewer in Argentina, previously subsidiary of Warsteiner Brauerei Hans Cramer GmbH & Co. (“Warsteiner”).

During 2015, SAB Miller plc accepted an offer from AB Inbev to merge its operations. The merger has been approved in the various countries where SAB Miller Plc and AB Inbev currently operate and integration of the companies has begun. With this we face a major challenge: we are witnessing one of the largest global mergers in the history of beer and soft drinks, which will create a powerful global player, capable of producing and distributing more than 700 million hectoliters per year, with presence in more than 65 countries. This might increase the pricing and/or investment power of our competitor, which could negatively affect our market share.

Competition in the Chilean beer market may erode our market share and lower our profitability.

Our largest competitor in the Chilean beer market by volume is Cervecería Chile. In the past and during 2016, Cervecería Chile has engaged in aggressive pricing. Additionally, during 2016 Cervecería Chile announced plans to expand its current production capacity in Chile. If Cervecería Chile were to amplify its aggressive price discounting practices and continue to expand its production capacity in the future, we cannot assure, given the current environment that any such discounting or other competitive activities will not have a material adverse impact on our profitability or market share.

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

In Argentina we face competition from Quilmes and CASA Isenbeck, which as a result of the merger between AB Inbev and SAB Miller plc, become one player in the Argentine beer market. As a result of its dominant position in Argentina, Quilmes’ large size by itself enables it to benefit from economies of scale in the production and distribution. Therefore, we cannot assure you that we will be able to grow or maintain our current market share in the Argentine beer market.

Substitution of fossil fuels by natural gas and taxes on carbon dioxide emissions could increase our energy costs.

In line with the sustainability objective of CCU S.A. for the year 2020, in order to reduce carbon dioxide emissions, we continue with the substitution of fossil fuels with natural gas in our industrial facilities. Taxes on carbon dioxide emissions in Chile will go into effect in 2017, and the cost of these taxes will most likely be passed on to energy prices. A series of investment projects is under evaluation, with the aim of reducing emissions and thereby exempting us from this tax in 2018, but we cannot assure we will be able to meet this goal.

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

In August 2016, labor reform Law 20,940 was approved in Chile, and went into effect as of April 2017. The labor reform has resulted in a more regulated labor market. The main elements of the labor reform are the following:

•	Collective bargaining coverage is expanded to certain employees who were prevented from exercising this right, such as apprentices, temporary workers and others.
•	Benefits obtained by a union in the course of a negotiation are extended for the benefit of any worker joining that union after the negotiation has concluded. The extension of said benefits to employees would be contingent to the assent of each union.
•	Collective bargaining agreements currently in effect would constitute a floor for the negotiation of new conditions of employment. The parties can agree to lower this floor for the negotiation if justified by the financial situation of the company or business as of the date of discussions.

•	The employer's right to replace those workers participating in a strike with current or new employees while the strike is taking place is curtailed.
•	Modification of the definition of “minimum services” through “emergency teams” for which unions are obliged to provide the personnel required. These minimum services should be of a certain minimum level to prevent accidents, guarantee public service levels and basic needs of the population, prevent environmental or sanitary damage, and protect the equipment.
•	Matters that may be subject to collective bargaining agreements are expanded, allowing the negotiation of more flexible workdays, and others.
•	Unions may annually request from large companies information regarding the remunerations and duties associated with each category of employees.

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

Additionally, and despite having insurance coverage, this supermarket chain consolidation has the effect of increasing our exposure to counterparty credit risk, given the fact that we have more exposure in the event one of these large customers fails to fulfill its payment obligations to us for any reason.

Dependence on a single supplier for some important raw materials.

In the case of cans, both in Chile and Argentina we purchase from a single supplier, Ball, which has production plants in both countries. However, cans could also be imported from other Ball plants or from alternative suppliers in the region. We have long term contracts for malt in Chile and in Argentina. We purchase one way polyethylene terephthalate resins (“PET”) from several suppliers located in China, Mexico and US and in the past we have also purchased in Argentina. While we have alternatives in procuring our supplies, if we were to experience disruptions in our supply chain we cannot assure you we will be able to obtain replacement supplies at favorable pricing or advantageous terms, which may adversely affect our results.

Water supply is essential to the development of our businesses.

Water is an essential component for beer, soft drinks, mineral and purified water. While we have adopted policies for the responsible and sustainable use of water, a failure in our water supply or contamination of our wells could negatively affect our sales and profitability.

The Chilean Congress is currently discussing a bill that provides, among others, for a new regime of temporary water rights, which will apply to future water rights that are granted. The bill would also introduce a system of revocation of water rights, for those not in use. This bill could undergo modifications during its discussion in the Chilean Congress. After its enactment, regulations will be required for the implementation of the new regime. If enacted during 2017, relevant regulations will be dictated for effects of the new implementation of this bill. The implementation of the new regime could impact future applications for water rights for the Company, or could mean we would lose water rights that we do not currently use but have available for future growth.

The supply, production and logistics chain is key to the timely supply of our products to consumer centers.

Our supply, production and logistics chain is crucial for the delivery of our products to consumer centers. An interruption or a significant failure in this chain may negatively affect our results, if the failure is not quickly resolved. An interruption in the chain could be caused by various factors, such as strikes, planning errors of our suppliers, riots, complaints by communities, safety failures, or other factors which are beyond our control.

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

On June 26, 2015 decree N° 13 of the Ministry of Health was published which modifies the Sanitary Food Products Regulations (DC 977 of the Ministry of Health) and enforces Law N° 20,606 of 2012 regarding the nutritional composition of food products and its promotion. Both regulations establish certain restrictions on promotion material, labeling, and commercialization of these products that have been classified as being “high” in calories or any of the defined critical nutrients, such as sodium, sugar and saturated fats. Additionally on November 13, 2015 Law N° 20,869 regarding the promotion of food products was published, restricting the time of day promotions for products high in calories or any of the defined critical nutrient can be aired on television and in the cinema. This regulation change came into force on June 27, 2016 and affected part of our non-alcoholic portfolio. We cannot assure that this regulation will not have an impact on our volumes and therefore in our results.

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

Possible regulations of the promotion of alcoholic beverages in Argentina could adversely affect us.

On November 24, 2016 Law 5,708 was implemented in the city of Buenos Aires, Argentina. This law restricts the promotion of alcoholic beverages on the street and at the points of sale, and prohibits the alcoholic beverage companies from sponsoring cultural, sports, or educational events that have free access to the public, as well as the promotion of alcoholic beverages through official media channels of the city of Buenos Aires. We cannot assure you that this regulation will not have an adverse impact on our volumes and therefore on our results.

New environmental regulations, may negatively affect our profitability and reputation.

CCU’s operations are subject to environmental regulations at local, national and international levels. These regulations cover, among other things, emissions, noise, disposal of solid and liquid wastes, and other activities inherent to our industry. On this topic, on June 1, 2016 Law N° 20,920 was enacted and established a framework for waste management and extended producer responsibility, and stimulation of recycling, with the objective of lowering the generation of waste of proprietary products as determined by the bill and fostering recycling of the waste. We are awaiting the enactment of standards that will establish the procedures of targets for priority products and other associated obligations, along with establishing the procedure, requirements and criteria for the authorization of the control of waste, among others. These regulations should be enacted within one year as of the publication of said law.

Modifications introduced by this law and those incorporated in the regulations will involve new costs and investments by the Company.

Our products are taxed with different taxes, particularly with respect to excise taxes on the consumption of alcoholic and non-alcoholic beverages.

The Argentine ad valorem excise tax is 8.7% for beer, and the Chilean ad valorem excise tax is 20.5% for beer and wine, 31.5% for spirits, 18% for non-alcoholic beverages containing more than 15gr./240ml. of sugar and 10% for non-alcoholic beverages containing 15gr./240ml. or less of sugar. An increase in the rate of these or any other tax could negatively affect our sales and profitability.

Catastrophic events in the regions in which we operate could have a material adverse effect on our financial condition.

Natural disasters, climate change, terrorism, pandemics, strikes or other catastrophic events could impair our ability to manufacture, distribute or sell our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to manage such events effectively if they occur, could adversely affect our sales volume, cost and supply of raw materials, earnings and could have a material effect on our business, operational results, and financial position.

In 2016 Chile was affected by several natural disasters, including the large floods, mudflows and forest fires in the southern regions during January and February 2017. These events did not have a significant effect on our operations, however, a future catastrophic event could have a significant effect on our business, results of operations and financial condition.

If we are unable to maintain the image and quality of our products our financial results may suffer.

The image and quality of our products is essential for our success and growth. Problems with product quality could tarnish the reputation of our products and may adversely affect our revenues.

If we are unable to maintain a good relationship with our clients and consumers, our financial results may suffer.

It is important to ensure a good service level to our clients provided by our sales force, and adjust new product launches and innovations to the needs and preferences of our consumers.

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

As of March 31, 2017, Inversiones y Rentas S.A. (“IRSA”) a Chilean closed corporation, directly and indirectly owned 60.0% of our shares of common stock. Accordingly, IRSA has the power to control the election of most members of our board of directors and its interests may differ from those of the holders of our ADSs. IRSA also has significant influence in determining the outcome of any corporate transaction submitted to our shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and going-private transactions. In addition, actions by IRSA with respect to the disposal of the shares of common stock that it owns, or the perception that such actions may occur, may adversely affect the trading prices of our ADSs or common stock.

Chilean economic policies, currency fluctuations, exchange controls and currency devaluations may adversely affect the price of our ADSs.

The Chilean government’s economic policies and any future changes in the value of the Chilean peso relative to the U.S. dollar could adversely affect the dollar value and the return on any investment in our ADSs. The Chilean peso has been subject to large nominal devaluations and appreciations in the past and may be subject to significant fluctuations in the future. For example, in the period from December 31, 2015 to December 31, 2016, the daily average value of the Chilean peso relative to the U.S. dollar increased by 3.5% in nominal terms, whereas the year end value decreased by 6% based on the observed exchange rate for U.S. dollars on those dates. See “Item 3: Key Information – Selected Financial Data – Exchange Rates”.

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

ADS holders may exercise voting rights associated with common stock only in accordance with the deposit agreement governing our ADSs. Accordingly, ADS holders will face practical limitations when exercising their voting rights because ADS holders must first receive a notice of a shareholders’ meeting from the Depositary and may then exercise their voting rights by instructing the Depositary, on a timely basis, on how they wish to vote. This voting process necessarily will take longer for ADS holders than for direct common stock holders, who are able to exercise their vote by attending our shareholders’ meetings. Therefore, if the Depositary fails to receive timely voting instructions from some or all ADS holders, the Depositary will assume that ADS holders agree to give a discretionary proxy to a person designated by us to vote their ADSs on their behalf. Furthermore, ADS holders may not receive voting materials in time to instruct the Depositary to vote. Accordingly, ADS holders may not be able to properly exercise their voting rights.

The right of a holder of our ADSs to force us to purchase the underlying shares of our common stock pursuant to Chilean corporate law upon the occurrence of certain events may be limited.

Because of the absence of legal precedent as to whether a shareholder that has voted both for and against a proposal, such as the Depositary of our ADSs, may exercise withdrawal rights (as described in “Item 10. Additional Information – B. Memorandum and Articles of Association”) with respect to those shares voted against the proposal, there is doubt as to whether a holder of ADSs will be able to exercise withdrawal rights either directly or through the depositary for the shares of our common stock represented by their ADSs. Accordingly, for a holder of our ADSs to exercise its appraisal rights, it may be required to surrender its ADRs, withdraw the shares of our common stock represented by its ADSs, and vote the shares against the proposal.

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

To the extent that a holder of our ADSs is unable to exercise their preemptive rights because a registration statement has not been filed, the depositary will attempt to sell the holder’s preemptive rights and distribute the net proceeds of the sale, net of the depositary’s fees and expenses, to the holder, provided that a secondary market for those rights exists and a premium can be recognized over the cost of the sale. A secondary market for the sale of preemptive rights can be expected to develop if the subscription price of the shares of our common stock upon exercise of the rights is below the prevailing market price of the shares of our common stock. Nonetheless, we cannot assure you that a secondary market in preemptive rights will develop in connection with any future issuance of shares of our common stock or that if a market develops, a premium can be recognized on their sale. Amounts received in exchange for the sale or assignment of preemptive rights relating to shares of our common stock will be taxable in Chile and the United States. See “Item 10: Additional Information – E. Taxation – Chilean Tax Considerations – Capital Gains” and “– United States Federal IncomeTax Considerations – Taxation of Capital Gains”. If the rights cannot be sold, they will expire and a holder of our ADSs will not realize any value from the grant of the preemptive rights. In either case, the equity interest of a holder of our ADSs in us will be diluted proportionately.

ITEM 4: Information on the Company

A.   History and Development of the Company

Our current legal and commercial name is Compañía Cervecerías Unidas S.A. We are a public corporation (sociedad anónima abierta) organized by means of a public deed dated January 8, 1902, following the merger of two existing breweries, one of which traces its origins back to 1850, when Mr. Joaquín Plagemann founded one of the first breweries in Chile (in Valparaíso). By 1916, we owned and operated the largest brewing facilities in Chile. Our operations have also included the production and marketing of soft drinks since the beginning of the last century, the bottling and selling of mineral water products since 1960, the production and marketing of wine since 1994, the production and marketing of beer in Argentina since 1995, the production and marketing of pisco since 2003, the production and marketing of sweet snacks products since 2004 and the production and marketing of rum since 2007.

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

Our principal executive offices are located at Avenida Vitacura N°2670, 23rd floor, Santiago, Chile. Our telephone number in Santiago is (56-2) 2427-3000, and our website is www.ccu.cl. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19715, USA, telephone number (302) 738-6680 and fax number (302) 738-7210. The information on our website is not incorporated by reference into this document.

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

Prior to November 1994, we independently produced, bottled and distributed carbonated and non-carbonated soft drinks in Chile. In November 1994, we merged our soft drink and mineral water businesses with the one owned by Buenos Aires Embotelladora S.A. (“BAESA”) in Chile (PepsiCo’s bottler in Chile at that time) creating Embotelladoras Chilenas Unidas S.A. (“ECUSA”) for the production, bottling, distribution and marketing of soft drink and mineral water products in Chile. Through ECUSA, we began producing PepsiCo brands under license. We have had control of ECUSA since January 1998, when the shareholders agreement was amended. On November 29, 1999 we purchased 45% of ECUSA’s shares owned by BAESA for approximately CLP 54,118 million. We currently own 99.93% of ECUSA’s shares. In January 2001, ECUSA and Schweppes Holdings Ltd. signed an agreement to continue bottling Crush and Canada Dry brands. See “– Production and Marketing – Chile Operating segment”.

In 1994 we purchased 48.4% of the equity of the Chilean wine producer Viña San Pedro S.A. (“VSP”) for approximately CLP 17,470 million. During the first half of 1995, VSP’s capital was increased by approximately CLP 14,599 million, of which we contributed approximately CLP 7,953 million. From August through October 1997, VSP’s capital was increased again by approximately CLP 11,872 million, of which we contributed approximately CLP 6,617 million, plus approximately CLP 191 million in additional shares bought during October 1997 in the local stock market. Furthermore, in October 1998 and during 1999, we purchased additional shares in VSP through the local stock exchanges for an amount of approximately CLP 5,526 million. From March through June 1999, VSP’s capital was increased by approximately CLP 17,464 million, of which we contributed approximately CLP 10,797 million.

In December 1995, we entered into a joint venture agreement pursuant to which Anheuser-Busch acquired a 4.4% interest in Compañía Cervecerías Unidas Argentina S.A. (“CCU Argentina”). The agreement involved two different contracts: an investment and a licensing contract. Through CCU Argentina, we began our expansion into Argentina by acquiring an interest in two Argentine breweries: 62.7% of the outstanding shares of Compañía Industrial Cervecera S.A. (“CICSA”), were acquired during January and February 1995 and 98.8% of the outstanding shares of Cervecería Santa Fe S.A. (“CSF”), were acquired in September 1995. In 1997, CCU Argentina increased its interest in CICSA to 97.2% and in CSF to 99.9% through the purchase of non-controlling interests. In January 1998, we decided to merge these two breweries into one company operating under the name of CICSA. Following the merger, CCU Argentina’s interest in CICSA was 99.2%. In April 1998, CCU Argentina completed the purchase of the brands and assets of Cervecería Córdoba S.A. for US$8 million. After the resolution of certain labor issues, we began the production of the Córdoba brand at our Santa Fe plant from the middle of 1998.

After a capital increase approved by our shareholders in October 1996, we raised approximately US$196 million between December 1996 and April 1999. Part of this capital expansion was accomplished between December 1996 and January 1997 through our second ADR offering in the international markets.

In November 2000 we acquired a 50% stake in Cervecería Austral S.A. (“Cervecería Austral”), located in the city of Punta Arenas.

During 2000, VSP, through its subsidiary Finca La Celia S.A. (“FLC”), acquired the winery Finca La Celia in Mendoza, Argentina, initiating its international expansion, allowing VSP to include fine quality Argentine wines into its export product portfolio. In December 2001, Viña Santa Helena S.A. (“VSH”) created its own commercial and productive winemaking operation, distinct from its parent, VSP, under the Viña Santa Helena label in the Colchagua Valley. Between November 2000 and March 2001, VSP’s capital was increased by approximately CLP 22,279 million, of which we contributed approximately CLP 13,402 million.

Further, in May 2002, we acquired a 50% stake in Compañía Cervecera Kunstmann S.A. (“CCK”), a brewery located in the southern city of Valdivia. In June 2003, our beer division began selling Kunstmann nationwide. In November 2006, we acquired additional shares of CCK that allowed us to consolidate this subsidiary into our financial statements since that month.

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

On April 17, 2003, the Schörghuber Group, at the time an indirect owner of 30.8% of our ownership interest, gave Quiñenco, also at the time an indirect owner of 30.8% of our ownership interest, formal notice of its intent to sell 100% of its interest in FHI to Heineken Americas B.V., a subsidiary of Heineken International B.V. As a result of the sale, Quiñenco and Heineken Americas B.V., the latter through FHI, became the only two shareholders of IRSA, the owner of 61.6% of our equity at that time, each with a 50% interest in IRSA. Heineken International B.V. and FHI subsequently formed Heineken Chile Ltda., to hold the latter’s 50% interest in IRSA. Therefore, Quiñenco and Heineken Chile Ltda. are the only two current shareholders of IRSA, with 50% equity each. On December 30, 2003, FHI merged into Heineken Americas B.V., which together with Heineken International B.V. remained as the only shareholders of Heineken Chile Ltda. At present IRSA owns, directly and indirectly, 60.0% of our equity.

In August 2003, VSP formed Viña Tabalí S.A., a joint venture in equal parts with Sociedad Agrícola y Ganadera Río Negro Ltda., for the production of premium wines. This winery is located in the Limarí Valley, Chile’s northernmost winemaking region, which is noted for the production of outstanding wines.

In January 2004, we entered the sweet snacks business by means of a joint venture between CCU Inversiones S.A. and Industria Nacional de Alimentos S.A., a subsidiary of Quiñenco, with a 50% interest each in Calaf S.A. (which has been renamed Foods Compañía de Alimentos CCU S.A., or Foods, a corporation that acquired the trademarks, assets and know-how, among other things, of Calaf S.A.I.C. and Francisca Calaf S.A., traditional Chilean candy makers, renowned for more than a century. In 2007 we acquired the brand Natur, adding a new line of products to our ready-to-eat portfolio. In August 2008, Foods bought 50% of Alimentos Nutrabien S.A., a company specializing in brownies and other high quality home-made products under the brand Nutrabien.

In October 2004, VSP acquired the well-known Manquehuito Pop Wine brand, a sparkling fruit-flavored wine with low alcohol content, broadening its range of products. At VSP’s extraordinary shareholders meeting held on July 7, 2005, the shareholders approved a capital increase that was to be partially used for stock option programs. During October and November 2005, VSP’s capital was increased by approximately CLP 346 million. We did not participate in this capital increase.

In December 2006, we signed a joint venture agreement with Watt’s S.A. (“Watt’s”), a local food related company, under which, as of January 30, 2007, we participate in equal parts in Promarca S.A. (“Promarca”). This new company owns, among others, the brands “Watt’s”, “Watt’s Ice Frut”, “Yogu Yogu” and “Shake a Shake” in Chile. Promarca granted both of its shareholders (New Ecusa S.A., a subsidiary of ECUSA, and Watt´s Dos S.A., a subsidiary of Watt´s S.A.), for an indefinite period, the exclusive licenses for the production and sale of the different product categories.

In January 2007, Viña Tabalí S.A. bought the assets of Viña Leyda, located in the Leyda Valley, a new winemaking region south of Casablanca Valley and close to the Pacific Ocean. Viña Leyda produces excellent wines that have won awards in different international contests. After this acquisition, Viña Tabalí S.A. changed its name to Viña Valles de Chile S.A. In September 2007, VSP bought a 50% interest in Viña Altaïr S.A. which belonged to Château Dassault, in line with our strategy of focusing on premium wines. As a consequence, VSP owns 100% of said company. Between April and June 2007, VSP’s capital was increased by approximately CLP 13,692 million, of which we contributed approximately CLP 5,311 million.

In May 2007, CPCh entered the rum market with our proprietary brand Sierra Morena and later, in 2008, added new rum brand extensions and introduced various pisco based cocktails. In June 2010 CPCh purchased Fehrenberg, a small, but well-recognized spirits brand produced in Chile. In July 2011 CPCh began the distribution of Pernod Ricard products (Chivas Regal, Ballantine’s, Havana Club, Absolut, among others). Furthermore, in 2011, CPCh signed a licence agreement for the commercialization and distribution in Chile of the pisco brand Bauzá. In addition, CPCh acquired 49% of the licensor company Compañía Pisquera Bauzá S.A. (“Bauza”), owner of the brand in Chile. In January 2016, CPCh sold its interest in Bauzá to Agroproductos Bauzá S.A.

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

In 2008, the licensing contract was extended until 2025, which grants CCU Argentina the exclusive right to produce, package, commercialize and distribute Budweiser beer in Argentina. After subsequent capital increases, the last one in June 2008, Anheuser-Busch reduced its interest in CCU Argentina to 4.04% and we increased our participation to 95.96%. In April 2008, we bought the Argentine brewer Inversora Cervecera S.A. (“ICSA”) after receiving the approval of the Argentine antitrust authorities. CICSA paid an aggregate amount of US$88 million to acquire ICSA. ICSA owns, among other assets, the Bieckert, Palermo and Imperial beer brands, which together represented approximately 5.8% of the Argentine beer market, and a brewery in Luján, Buenos Aires, with a nominal production capacity of 270 million liters per year.

On November 2008, CCU and its affiliate VSP entered into a Merger Agreement with Compañía Chilena de Fósforos S.A. and its subsidiaries Terciados y Elaboración de Maderas S.A. and Viña Tarapacá S.A. (“VT”), in order to merge VT into VSP. Under the terms of the Merger Agreement, and prior to its execution, CCU had to acquire 25% of VT’s equity. On December 3, 2008, the extraordinary shareholders’ meetings of VSP and VT approved the merger of both companies. Once all the legal requirements were fulfilled, the merger by absorption of VT by VSP was completed on December 9, 2008, with an effective date for accounting purposes of October 1, 2008. The merged company was named Viña San Pedro Tarapacá S.A. (“VSPT”), which began consolidating its financial statements with ours starting on October 1, 2008, with operations commencing on December 9, 2008. VSPT’s capital was increased, as a consequence of the merger, by issuing 15,987,878,653 shares to be exchanged for the total number of shares issued by VT at a ratio of 1,480.30828 new VSPT shares per each share of the absorbed company.

In December 2010, our subsidiary Inversiones Invex CCU Ltda., acquired a 4.04% equity stake in CCU Argentina from Anheuser-Busch Investment, S.L. After the acquisition, CCU, through its subsidiary Inversiones Invex CCU Ltda., became the sole equity holder of CCU Argentina. This transaction had no effect on the Budweiser brand production and distribution contract which expires in 2025 (in 2015 the license for the distribution of the brand in Chile expired). Currently, CCU´s subsidiaries Inversiones Invex CCU Ltda. and Inversiones Invex CCU Dos Ltda. own 80.649% and 19.351%, respectively, of CCU Argentina´s share capital. CCU Argentina owns 66.68% of CICSA´s share capita, Inversiones Invex CCU Dos Ltda owns the remaining 33.32%.

In December 2010, CICSA acquired equity interests in Saénz Briones y Cía SAIC and Sidra La Victoria S.A. Through this transaction, CICSA became the controlling shareholder of these companies. These companies own the assets used in the production, packaging and marketing of cider and other spirits businesses in Argentina, which are marketed through several brands, the most important cider and spirits brands are Real, La Victoria, Saénz Briones 1888 and in spirits, El Abuelo. In 2015 the merger by absorption of Sidra la Victoria S.A. with and into Saénz Briones y Cía SAIC and was executed.

In August 2011, the board of directors of VSPT agreed to spin-off Viña Valles de Chile S.A. (“VDC”), a corporation owned, in equal parts, by VSPT and Agrícola y Ganadero Río Negro Limitada (“ARN”). VDC had two major vineyards: Viña Tabalí and Viña Leyda. According to such agreement, VSPT would remain the 100% owner of Viña Leyda (whose net assets would remain within VDC) and ARN would remain the 100% owner of Viña Tabalí (whose net assets would be assigned to the spun off company). This transaction concluded on December 29, 2011, through a stock swap contract, whereby VDC became a subsidiary of VSPT that is, directly and indirectly, 100% owned by VSPT.

In September 2012, CCU acquired 100% of the shares of the Uruguayan companies Milotur S.A. (“Milotur”), Marzurel S.A. (“Marzurel”) and Coralina S.A. (“Coralina”) and, indirectly, of Andrimar S.A. (“Andrimar”), a wholly-owned subsidiary of Milotur. These companies own the assets of a business developed in Uruguay that engages in the production and marketing of mineral and flavored bottled water under the Nativa brand, and carbonated soft drinks under the Nix brand. Milotur also commercializes Schneider and Heineken beer brands, the latter due to an amendment to the trademark license agreement in force with Heineken Brouwerijen B.V.

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

In December 2013, CCU acquired 50.005% of Bebidas del Paraguay S.A. (“Bebidas del Paraguay”), and 49.959% of Distribuidora del Paraguay S.A. (“Distribuidora del Paraguay”), entering the Paraguayan market with the production, marketing and sale of non-alcoholic beverages, such as soft drinks, juices and water, and import, marketing and sale of beer, under various brands, both proprietary and under licensees and imported.

Furthermore, in 2013, CCU, through its subsidiary CCU Inversiones S.A., increased its stake in VSPT to 64.72% by acquiring an additional stake of the outstanding shares of VSPT. VSPT is formed by the wineries San Pedro, Tarapacá, Santa Helena, Viña Leyda, Misiones de Rengo, Viña Mar, Casa Rivas, FLC, and Bodega Tamarí. These are all important and renowned cellars in Chile and Argentina, each with its own distinctive brands. Since the merger, VSPT has become the second-largest Chilean wine exporter and one of the leaders in the domestic market. In June 2013, the merger of Viña Misiones de Rengo S.A. and Viña Urmeneta S.A. was completed, with Viña Valles de Chile S.A., as the legal successor. In May 2014 Vitivinícola del Maipo S.A merged into Viñas Orgánicas SPT S.A., the latter being the legal successor. Additionally, in April 2015 Viña Santa Helena S.A. merged into Viña San Pedro Tarapacá S.A., pursuant to the Chilean Corporations Act, due to the fact that Viña San Pedro Tarapacá S.A. became the sole shareholder of the company for more than 10 days.

In May 2014, CCU entered the Bolivian market through a partnership with Grupo Monasterio, acquiring 34% of Bebidas Bolivianas BBO S.A. (“BBO”). BBO produces and commercializes alcoholic and non-alcoholic beverages in Bolivia. CCU's initial stake in BBO is 34%, which was obtained by a capital injection, and which contemplates the right of CCU to acquire additional interests that would enable it to own 51% of the shares of BBO in a second stage. This transaction also includes contracts that will allow BBO to operate CCU’s brands in Bolivia. The Company has recorded this investment under joint ventures and associated companies.

As of June 6, 2014, CICSA reached agreements with Cervecería Modelo S.A. de CV. and Anheuser-Busch LLC, for the termination of the contract which allows CICSA to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina, and the license for the production and distribution of Budweiser beer in Uruguay. CICSA received compensation in respect of these agreements in the amount of ARS 277.2 million, equivalent to US$34.2 million.

In November 2014, CCU, directly and through its subsidiary CCU Inversiones II Ltda., signed a series of contracts and agreements with the Colombian entity Postobón S.A. (“Postobón”), by which we agreed to initiate a joint venture for the manufacturing, commercialization and distribution of beer and malt based non-alcoholic beverages in Colombia. The joint venture is established through a company named Central Cervecera de Colombia S.A.S. (“CCC”), in which CCU and Postobón participate as equal shareholders. This transaction included the following contracts and agreements: an Investment Framework Agreement, a Shareholders Agreement, a long-term logistics and distribution contract and a sales contract governing services to be provided by Postobón to CCC, a trademark license agreements granted to CCC by CCU and Postobón, a shared services agreement governing services to be provided by Postobón to CCC, and an exclusive license granted by Heineken to CCC for the import, production and distribution of Heineken products in Colombia. As of September 2015 CCC also has an exclusive contract for the import, production and distribution of Coors Light in Colombia.

In November 2015, ECUSA entered into a joint operation agreement with Empresas Carozzi S.A. (“Carozzi”) for the production, commercialization, and distribution of instant powder drinks under the brands Sprim, Fructus, Vivo and Caricia. This joint operation is carried out by Bebidas Carozzi CCU SpA (“Bebidas Carozzi CCU”), of which ECUSA acquired 50% of the share capital. Carozzi will be in charge of the production of the respective products, and ECUSA will be in charge of its distribution.

In 2015 we sold the brands Calaf and Natur to Carozzi, leaving Foods only with its 50% participation in Alimentos Nutrabien S.A. During 2016, Foods acquired the remaining 50% stake of Alimentos Nutrabien S.A.

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

In February 2016 CCU and Watt´s, among others, entered into an “International Association Agreement” in order to expand the brand Watt´s to certain South American countries, through Promarca Internacional SpA, currently a wholly owned subsidiary of Promarca S.A.

In March 2016, we acquired 51% of Sajonia Brewing Company SRL (formerly Artisan SRL) which produces and commercializes Sajonia craft beer.

In 2016 CCC acquired the brand and assets related to the craft beer brand “3 cordilleras” of Artesana Beer Company S.A. CCC is reported under Joint ventures and associated companies.

CAPITAL EXPENDITURES

The cash flows related to capital expenditure figures for the last three years shown below reconcile to the Cash Flow statement as shown in the Consolidated Statements of Cash Flows.

Our cash flows related to capital expenditures for the last three years were CLP 230,080 million, CLP 131,731 million and CLP 128,883 million, respectively, totaling CLP 490,694 million of which CLP 389,750 million was invested in Chile and CLP 100,945 million outside Chile.

In recent years, cash flows related to our capital expenditures were made primarily for the expansion of our production capacities and bottling, improving the distribution chain, additional returnable bottles and boxes, marketing assets (mainly refrigerators), environmental improvements and the integration of new operations, among others.

During 2014, 85% of cash flows related to our capital expenditure was in Chile. These investments were required to increase marketing assets, bottling capacity and new packaging, mostly in our soft drink and beer categories. Furthermore, we acquired an industrial site in the Santiago metropolitan area for future capacity expansions.

During 2015, 79% of cash flows related to our capital expenditure was in Chile. These investments were required to support the increased sales volume of our categories experienced in 2014, with investments related to increasing bottling capacity, new packaging, and marketing assets. We also needed to invest in building new warehouses and stores throughout Chile in order to optimize the distribution of our products.

During 2016, 69% of cash flows related to our capital expenditure was in Chile. These investments were required to support the increased sales volume of our categories experienced in 2015, with investments related to increasing bottling capacity, new lines, replacement of obsolete lines and marketing assets. We also invested in warehouse adaptation and stores throughout Chile in order to optimize the distribution of our products and new categories.

The cash flow related to our major capital expenditures for the period 2014 - 2016 are shown in the following table. See “Item 5: Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Expenditures” for the 2017 - 2020 period.

CLP million	2014	2015	2016
Chile	196,599	103,860	89,291
Abroad	33,481	27,872	39,593
Total	230,080	131,731	128,883

B.   Business Overview

Summary

CCU is a diversified beverage company operating in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is the largest Chilean brewer, the second-largest Chilean carbonated soft drinks producer, the largest Chilean water and nectar producer, and the largest pisco producer. It is the second-largest Argentine brewer, and participates in the beer, water and soft drinks industries in Uruguay, Paraguay and Bolivia, and in the beer industry in Colombia. CCU is one of the largest Chilean wine producers, and the second-largest Chilean wine exporter. The Company´s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Watt´s S.A., and Coors Brewing Company.

CCU reports its consolidated results pursuant to the following Operating segments, essentially defined with respect to its revenues in the geographic areas of commercial activity: Chile, International Business and Wine. These Operating segments mentioned are consistent with the way the Company is managed and how results will be reported by CCU. These segments reflect separate operating results which are regularly reviewed by each segment Chief Operating Decision Maker in order to make decisions about the resources to be allocated to the segment and assess its performance. Corporate revenues and expenses are presented separately as Other.

In 2015 the Committee of International Business was created, which brought together management of business activities in Argentina, Uruguay and Paraguay. Following this, the Río de la Plata Operating segment (consisting of the business activities referred to above) was renamed the International Business Operating segment. The Committee of International Business also represents and looks after the interests associated with investments in Bolivia and Colombia, which continue to report their results under Equity and income of JVs and are associated on a consolidated basis.

CCU has launched its Strategic Plan 2016 - 2018, which is based on two pillars: Growth and Efficiencies, with a focus on our core categories beer and non-alcoholic beverages. We aim to grow profitably in all our categories and businesses, and at the same time we will seek efficiencies with determination, by executing our “ExCCelencia CCU” Program. As part of the ExCCelencia CCU program, during 2016 we implemented the integration of the route-to-market of the beer and non-alcoholic category in Chile throughout the whole country. Simultaneously, the Company incorporated into the Chile Operating segment the business activities performed by the Strategic Service Units (“SSU”), which include Transportes CCU Limitada (“Transportes CCU”), Comercial CCU S.A. (“Comercial CCU”), CRECCU S.A. and Fábrica de Envases de Plásticos S.A. (“Plasco”). This change enables us to capture additional efficiencies and improve the service level of our logistics operation.

In 2016 the Company took important steps in the area of environmental sustainability, including (1) the inauguration of the first satellite natural gas regasification plant at our CCU plant in Temuco, which will allow the conversion from heavy oil to natural gas, decreasing the plant’s CO2 emissions by 20%, (2) inauguration of the mini hydroelectric power plant in Isla de Maipo, which will generate 250 kilowatts of electrical power to supply the operation of the winery of Viña Tarapacá, and (3) inauguration of the biogas plant, in Molina, which only works with solid waste from the harvest.

Overview

Chile Operating segment

We estimate that our weighted volume market share1  for the Chile Operating segment was approximately 40.9%, 41.6% and 42.3% in 2014, 2015 and 2016, respectively. Weighted volume market share includes all categories in which CCU participates excluding wines and HOD, according to Nielsen figures.

We produce and sell alcoholic and non-alcoholic beverages in Chile. In beer, we carry a wide portfolio of products which includes premium, mainstream and convenience brands, which are primarily marketed under different proprietary brands and licensed brands. In the beer category, we are the exclusive producer and distributor of Heineken, Sol and Coors beer in Chile; the exclusive distributor of imported Tecate beer and Blue Moon beer and we distribute and produce Kunstmann and Austral beer in Chile via distribution or license agreements.

Our non-alcoholic beverages in Chile include carbonated soft drinks (both cola and non-cola), nectars and juices, sports and energy drinks, ice tea; and water, which includes mineral, purified and flavored bottled water (including HOD), both categories consisting of our proprietary brands and brands produced under license, from PepsiCo (carbonated and non-carbonated soft drinks), Schweppes Holdings (carbonated soft drinks) and Promarca (nectars and fruit beverages). In the energy drinks business, we are the exclusive distributor of Red Bull energy drinks in Chile.). We also produce and distribute purified waters under license from Societé des Produits Nestlé S.A. and others, and distribute the imported brand Perrier. We entered in the ready-to-mix category with instant powder drinks in a joint operation with Carozzi.

We also produce and distribute pisco, rum and spirits in Chile. In addition, we have the distribution of Pernod Ricard products through the traditional channel, which excludes supermarkets with centralized distribution.

Wholesale and retail prices of all the previously mentioned categories are not regulated in Chile. Wholesale prices are subject to negotiation between the producer and the purchaser; while retailers determine retail prices to the final consumer. We believe that the key factors determining retailers’ prices include: national and/or local price promotions offered by the manufacturer, the nature of product consumption (on-premises or take-out), the type of packaging (returnable or non-returnable), the applicable tax structure and the desired profit margins considering all related costs and expenditures such as marketing, sales, distribution, and administrative expenses (MSD&A) and production.

During 2016 we implemented the integration of the route-to-market of the beer and non-alcoholic category in Chile throughout the whole country, and at the same time, the Company incorporated into the Chile Operating segment the business activities performed by the Strategic Service Units (“SSU”), which include Transportes CCU, Comercial CCU, CRECCU S.A. and Plasco.

Comercial CCU is responsible for the sale of all of the Company’s products through a unique sales force in those areas where this synergic sales model is more efficient. Additionally, product distribution is handled by our subsidiary Transportes CCU. To the south of Coyhaique, sales and distribution are performed by Comercial Patagona S.A. In Argentina, Uruguay and Paraguay these operations are carried out by our own sales force as well as distributors.

Plasco, a subsidiary of CCU, produces nearly all of the returnable and non-returnable plastic bottles used by the Chile operating segment.

International Business Operating segment

We estimate that our weighted volume market share1 for the International Business Operating segment was approximately 12.9%, 13.8% and 14.0% in 2014, 2015 and 2016, respectively, including beer and ciders in Argentina according to Nielsen; carbonated soft drinks, beer, nectar, mineral water and flavored water in Uruguay, according to IDRetail; and beer, carbonated soft drinks, nectar and mineral water in Paraguay, according to internal estimates.

1 The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date.

We produce and/or import, sell and distribute beer under proprietary brands and licensed brands in Argentina, Uruguay and Paraguay. We also produce, sell and distribute cider in Argentina.

In Argentina, we are the exclusive producer and distributor of Heineken, Amstel, Sol, Budweiser and Miller beer brands; and the exclusive distributor of imported Kunstmann beer brands. Also, from Argentina we export Schneider and Kunstmann beers, our proprietary brands, and Heineken to Uruguay. Additionally, through our subsidiaries in Paraguay, we have the license to distribute beer under the Heineken, Coors, Paulaner, Schneider and Kunstmann brands.

In Uruguay, CCU through its subsidiaries, produce and distribute mineral and flavored bottled water under the Nativa brand, and carbonated soft drinks under the Nix brand. Also, we produce and distribute Watt´s in Uruguay.

In Paraguay, CCU through its subsidiaries, produce and distribute carbonated soft drinks under the brand Pulp, Puro Sol for juices, La Fuente for waters, and Zuma for flavored water, and has been granted the license to produce and distribute nectars under the Watt’s brand. In addition to imported beer distribution in Paraguay, the company entered into craft beer market production with the Sajonia brand, an important local brand.

Wine Operating segment

Viña San Pedro Tarapacá S.A. (VSPT) produces and markets a full range of wine products for the domestic and mainly the export market, reaching over 80 countries. The weighted average volume market1 share was 18.3%, 18.0% and 18.1% in 2014, 2015 and 2016, respectively. In 2016 VSPT’s sales amounted to approximately 29.4% of total measured domestic industry sales by volume in Chile, according to Nielsen, and 12.9% of total Chilean wine export sales by volume, when excluding bulk wine, according to Wines of Chile Association.

VSPT’s main vineyards are located in all principal viticulture Chilean valleys, including productive plants in the cities of Lontué, Molina, Isla de Maipo and also in Mendoza, Argentina. As of January 2017 the carton packaging line of our plant in Lontué has been moved to Molina, as part of our efficiency plan. As a result of this change Lontué continues to serve as one of our storage locations.

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

Joint Ventures and Associated companies

CCU participates in the sweet snacks business by means of a joint venture between our CCU Inversiones S.A. and Industria Nacional de Alimentos S.A., a subsidiary of Quiñenco, with a 50% interest each in Foods Compañía de Alimentos CCU S.A. (“Foods”), parent company of Alimentos Nutrabien S.A. Foods initially owned 50% of Alimentos Nutrabien S.A., which specializes in brownies and other high quality home-made products under the brand Nutrabien. During 2016, Foods acquired the remaining 50% stake of Alimentos Nutrabien S.A.

In Bolivia, CCU participates through BBO, which is engaged in the production, marketing and multi-category sales of alcoholic beverages and non-alcoholic beverages in Bolivia. Specifically, it produces soft drinks and beer in three plants located in the cities of Santa Cruz de la Sierra and Nuestra Señora de la Paz. Since 2015 BBO has the exclusive license to import, distribute and sell Heineken beer from CICSA.

In Colombia, CCU entered into a series of contracts and agreements with Postobón, by which the parties agreed to initiate a joint agreement for the manufacturing, commercialization and distribution of beer and malt based non-alcoholic beverages through CCC in Colombia. CCC has exclusive contracts for the import, production and distribution of Heineken products and Coors Light in Colombia. In 2016 CCC acquired the brand and assets related to the craft beer brand “3 cordilleras” of Artesana Beer Company S.A.

1 The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date.

The Beverage Market

Chile Operating segment

We estimate that annual beer consumption in Chile was 787 million liters in 2016 or approximately 43 liters per capita. The following table shows our estimates for total and per capita consumption levels for beer in Chile for the years 2012 - 2016:

Year	Total Beer Sales Volume(1)	Per Capita
	(in millions of liters)	(liters)
2012	681	39
2013	723	41
2014	745	42
2015	767	43
2016	787	43
(1) Source: Canadean, Global Beverage Forecast of March 2017. Figures have been rounded.

The non-alcoholic beverages market in Chile consists of both carbonated and non-carbonated beverages. The principal types of carbonated beverages are colas, non-colas and carbonated mineral bottled water. The non-carbonated beverages are fruit nectars and juices, functional drinks and non-carbonated mineral, purified and flavored bottled water.

The table below sets forth our estimates of total and per capita consumption of non-alcoholic beverage in Chile during each of the last five years:

	Total Non-Alcoholic Beverage Sales Volume (1)				Per Capita (1)
	(in millions of liters)				(liters)
Year	Carbonated Soft drinks	Nectar & Juices	Functional drinks(3)	Water(2)	Carbonated Soft drinks	Nectar & Juices	Functional drinks(3)	Water(2)

2012	2,340	394	39	496	134	23	2	28
2013	2,376	425	53	556	135	24	3	32
2014	2,296	429	56	596	129	24	3	33
2015	2,270	417	67	638	126	23	4	35
2016	2,249	424	78	677	124	23	4	37
(1) Source: Canadean, Global Beverage Forecast of March 2017.
(2) Includes HOD, packaged water, flavored water, enhanced water.
(3) Includes Sports drinks, Energy drinks, Iced tea and Iced coffee.

The following table sets forth Nielsen estimates as to the percentage of total carbonated soft drinks sales in Chile, represented by each of the two principal categories of carbonated soft drinks during the last three years:

Type	2014	2015	2016
Colas	55%	54%	54%
Non-colas	45%	46%	46%
Total	100%	100%	100%

Traditionally, beer, wine and pisco have been the principal alcoholic beverages consumed in Chile. Pisco is a distilled wine spirit, produced exclusively in the III and IV Regions of Chile.

The table below sets forth our estimates of Spirits consumption in Chile during each of the last five years:

Year	Total Spirits Sales Volume (1)	Per Capita
	(in millions of liters)	(liters)
2012	63	4
2013	68	4
2014	70	4
2015	71	4
2016	71	4
(1) Source: Canadean, Global Beverage Forecast of March 2017.

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
(1) More than 15gr./240ml of sugar
(2) With 15 gr./240ml or less of sugar

International Business Operating segment

The Argentine beer market is estimated by us to be 2.3 times the size of Chile’s. Traditionally, beer and wine have been the principal alcoholic beverages consumed in the country. We estimate that annual beer consumption in Argentina was 1,812 million liters in 2016 or approximately 42 liters per capita, reflecting a 3.3% industry decrease for 2016.

The table below sets forth our estimates of beer, functional, spirits and cider consumption, which are the categories we participate in Argentina, during each of the last five years:

	Argentina
	Total Sales Volume				Per Capita
	(in millions of liters)				(liters)
Year	Beer	Functional Drinks	Spirits	Cider	Beer	Functional Drinks	Spirits	Cider
2012	1,870	105	128	94	45	3	3	2
2013	1,849	112	129	97	44	3	3	2
2014	1,833	117	130	94	43	3	3	2
2015	1,875	124	130	93	43	3	3	2
2016	1,812	118	134	87	42	3	3	2
Source: Canadean, Global Beverage Forecast of March 2017.

Excise taxes for the beverage industry in Argentina have been subject to variations in the past. The last modification was in 1999 and has been applicable since January 2000. The following table shows current Argentine excise beverage taxes:

Product Type	Current Excise Taxes
Non-Alcoholic Beverages
Flavored soft drinks, mineral water and juices	4.17% - 8.7%

Alcoholic Beverages
Beer	8.7%
Whisky	25%
10-29% alcohol content	25%
30% or more alcohol content	25%
Wine-cider	0%

In Uruguay, we participate in the beer and non-alcoholic beverages categories since our entrance to the market in 2012. The table below sets forth our estimates of beer and non-alcoholic categories consumption, in which we participate in Uruguay:

	Uruguay
	Total Sales Volume				Per Capita
	(in millions of liters)				(liters)
Year	Beer	Carbonated Soft drinks	Nectar & Juices	Water(1)	Beer	Carbonated Soft drinks	Nectar & Juices	Water(1)
2012	100	383	27	268	29	112	8	78
2013	100	395	29	305	29	115	9	89
2014	104	395	31	329	30	114	9	95
2015	106	386	33	360	31	111	10	104
2016	107	373	32	387	31	107	9	111
Source: Canadean, Global Beverage Forecast of March 2017.
(1) Includes HOD, packaged water, flavored water, enhanced water.

In Paraguay, we participate in the beer and non-alcoholic beverages categories since our entrance to the market in 2013, both proprietary and under license. The table below sets forth our estimates of beer and non-alcoholic categories consumption, in which we participate in Paraguay:

	Paraguay
	Total Sales Volume				Per Capita
	(in millions of liters)				(liters)
Year	Beer	Carbonated Soft drinks	Nectar & Juices	Water(1)	Beer	Carbonated Soft drinks	Nectar & Juices	Water(1)
2012	280	546	54	214	43	84	8	33
2013	285	543	59	231	44	83	9	35
2014	289	554	60	261	43	83	9	39
2015	290	541	62	284	43	80	9	42
2016	296	535	65	302	43	78	9	44
Source: Canadean, Global Beverage Forecast of March 2017.
(1) Includes HOD, packaged water, flavored water, enhanced water.

Wine Operating segment

We estimate wine consumption in Chile was approximately 13 liters per capita in 2016. Given that the Chilean wine industry is fragmented, no single wine producer accounts for the majority of production and/or sales. The leading wineries include, other than VSPT, Viña Concha y Toro S.A. (“Concha y Toro”), Viña Santa Rita S.A. (“Santa Rita”) and Bodegas y Viñedos Santa Carolina S.A. (“Santa Carolina”). In addition, there are numerous medium-sized wineries, including Viña Undurraga S.A. (“Undurraga”), Cousiño Macul S.A. (“Cousiño Macul”) and Viña Montes. Chile’s formal wine market includes all wineries that sell wine products that comply with industry and tax regulations. VSPT is a member of the formal wine market, as are most other principal wineries in Chile. The informal wine market is composed of many small wine producers. The Agricultural and Livestock Service (Servicio Agrícola y Ganadero, or “SAG”) is the entity in charge of wine industry regulation and principally oversees inventory records and product quality.

The following chart shows our estimates for the formal wine market and per capita consumption levels for wine in Chile for the last five years:

Year	Total Volume (1)	Per Capita
	(in millions of liters)	(liters)
2012	226	13
2013	227	13
2014	225	13
2015	231	13
2016	233	13
(1) Source: Canadean, Global Beverage Forecast of March 2017.

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

Production and Marketing

Chile Operating segment

The production, marketing and sales of beverages in Chile generated Net sales of CLP 835,430 million, CLP 909,460 million and CLP 997,376 million, or 64.4%, 60.7% and 64.0% of our total Net sales, in 2014, 2015 and 2016, respectively. Our sales by volume in Chile increased 4.5% in 2016.

Under each license agreement, we have the right to produce and/or sell and distribute the respective licensed products in Chile. Generally, under our license agreements, we are required to maintain certain standards of quality with respect to the production of licensed products, to achieve certain levels of marketing and, in certain cases, to fulfill minimum sales requirements. We believe that we are in compliance with the quality of all of our license agreements.

Cristal is our principal and best selling beer brand in Chile, followed by Escudo, the second most popular beer in the country. Other relevant brands are: Royal Guard, our single, proprietary, premium brand; Morenita in the dark beers; Dorada as our convenience brand; and Stones a flavored sweetened beer, with 2.5% alcohol content. From time to time, we introduce innovations in our most relevant brands, highlighting during 2016 the following: Cristal Radler, Szot, Guayacán and Maracuyá Stones. Royal Scotch Ale as of April 2017.

In October 2001, Cervecería Austral entered into a license agreement with our subsidiary Cervecera CCU Chile Limitada (“Cervecería CCU”) to produce and sell our brand Cristal, any other brand owned by or licensed to Cervecería CCU in the southern part of Chile, as well as produce the Austral brand by our beer division. This agreement is currently renewable for periods of two years, subject to compliance with the contract conditions.

On April 28, 2003, through our subsidiaries Cervecería CCU and CCU Argentina, we and Heineken Brouwerijen B.V. signed license and technical assistance agreements providing us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina commencing June 18, 2003. On October 12, 2011, we signed with Heineken Brouwerijen B.V. the Amended and Restated versions of the Trademark License Agreements, which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina, as of January 1, 2011. These agreements have an initial term of 10 years, and shall automatically be renewed each January 1 for a new period of ten years, unless either party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires. Heineken beer is the leading brand in the premium segment, the beer segment with the highest growth in Chile in recent years.

On April 30, 2010, FEMSA announced the closing of the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group. Since then, Heineken introduced the Sol brand to its portfolio, and in 2013 we launched the Sol brand in the north of Chile as a successful test plan to compete in the imported Mexican beer segment, and in 2014 we completed the national roll out of the brand. Since 2105 we produce Sol in our facilities. Similar to the Heineken brand, we have an exclusive 10 year, automatically renewable license on the same terms (rolling contract), each year for a period of 10 years, unless notice of non-renewal is given for Chile and Argentina. In addition, we also have the license to import, sell and distribute Tecate in Chile, under this licensing agreement.

During January 2015, we launched Coors and Coors Light in Chile. The license agreement with Coors Brewing Company considers after the initial termination date, the automatic renewal under the same conditions (Rolling Contract), each year for a period of 5 years, subject to the compliance with the contract conditions. Furthermore, we import, sell and distribute Blue Moon, under the same conditions.

The following table shows our proprietary parent beer brands, brands produced under license and brands imported under license for the Chilean Market:

Premium	Mainstream	Convenience

Royal Guard	Cristal	Dorada
Heineken(1)	Cristal Cer0,0°(2)
Austral(1)	Escudo
Kunstmann	Morenita
D'olbek	Stones
Sol(1)
Coors(3)
Tecate(4)
Blue Moon(4)
Szot (5) Guayacán (5)
(1) Produced under license.
(2) Non-alcoholic beer.
(3) Imported/Produced under license.
(4) Imported.
(5) Distribution contract.

Our beer products sold in Chile are bottled or packaged in returnable and non-returnable bottles, aluminum cans or stainless steel kegs at our production facilities in the Chilean cities of Santiago, Temuco, Valdivia and Punta Arenas.

During the last three years we sold our beer products in Chile in the following containers:

Percentage of Total Beer Products Sold
Container	2014	2015	2016

Returnable (1)	44%	42%	37%
Non-returnable (2)	52%	55%	59%
Returnable kegs (3)	3%	4%	4%
Total	100%	100%	100%

(1) Returnable beer containers include glass bottles of various sizes.
(2) Non-returnable beer containers include bottles and aluminum cans, both of assorted sizes.
(3) Returnable kegs are stainless steel containers, which have a capacity of 20, 30 and 50 liters.

The following table sets forth our beer sales volume breakdown in Chile by category, for each of the last three years:

Category	2014	2015	2016
Premium	18%	20%	21%
Mainstream	78%	76%	75%
Convenience	4%	4%	4%
Total	100%	100%	100%

Our soft drinks includes proprietary brands, in addition to brands produced under license from PepsiCo, Inc, Schweppes Holdings Ltd and Promarca, which are produced in three production plants: Santiago, Temuco and Antofagasta. We have a line of bottled mineral water since 1960, under our two proprietary brand names, Cachantun and Porvenir, which are bottled and distributed nationally from our two natural sources located within the central region of Chile (Casablanca and Coinco). We also produce and distribute purified waters under license from Societé des Produits Nestlé S.A. and others, and distribute the imported brand Perrier.

In 1994, our subsidiary ECUSA and Cadbury Schweppes plc (“Cadbury Schweppes”), the latter through its subsidiaries CS Beverages Ltd. and Canada Dry Corporation Ltd., entered into license agreements for all Cadbury Schweppes products. On December 11, 1998, The Coca-Cola Company announced an agreement with Cadbury Schweppes to acquire certain of the latter's international beverage brands, including those licensed to ECUSA, and in August 1999 the agreement was reported to have been consummated. In September 2000, after more than a year’s litigation, both in Chile (suits at civil courts and antitrust authorities) and England (arbitration under ICC rules), ECUSA and The Coca-Cola Company reached an agreement superseding ECUSA’s previous license contracts with CS Beverages Ltd. and Canada Dry Corporation Ltd. The new agreement, referred to as the “Bottler Contract”, was executed between ECUSA and Schweppes Holdings Ltd, concerning the Crush and Canada Dry brands, and was approved by the Chilean antitrust commission, thus putting an end to the proceeding regarding the Cadbury Schweppes brands issue and dismissing all complaints filed in consideration of the agreement. On January 15, 2009, the parties executed an amendment to the Bottler Contract which, among others, extended its duration until December 31, 2018, renewable for consecutive five-year periods provided that certain conditions are fulfilled.

In August, 2002, we began importing, selling and distributing Gatorade, a sport drink. In March 2006, a new exclusive bottling agreement was executed between ECUSA and Stokely Van-Camp, Inc., a subsidiary of PepsiCo, Inc., authorizing ECUSA to bottle, sell and distribute Gatorade products in Chile, for an initial term ending on March 31, 2010, automatically renewable for successive two or three-year periods if certain conditions set forth in the contract are met. In 2012, this agreement was renewed until March 31, 2015. At this time the Gatorade license is set to expire in December 2018, renewable for an additional period equal to the duration of the Shareholders Agreement of Bebidas CCU-PepsiCo SpA, subject to the compliance with the contract conditions. Since October 2006, we have been producing Gatorade locally.

In February 2005, we launched Mas, a sugar free product made of mineral water, calcium and flavor, creating a new category of flavored water.

In November 2007, ECUSA signed an exclusive bottling agreement with Pepsi Lipton International Limited, authorizing ECUSA to produce, sell and distribute ready to drink tea beverages in Chile. This agreement terminates on March 31, 2020.

The license agreement for nectar products with Watt’s, which granted us exclusive production rights, was first signed in June 1977 and originally had a 33-year term. In February 1999, a new license agreement was signed allowing us to produce new flavors and bottle Watt’s nectars in non-returnable packaging (wide mouth glass and plastic bottles). A new license agreement between us and Watt’s S.A. was signed in July 2004. This new contract provided us with a ten-year license renewable automatically for three consecutive periods of three years if the conditions set forth in the contract were fulfilled at the date of renewal. In December 2006, we signed a joint venture agreement with Watt’s S.A., under which, as of January 30, 2007, we participate in equal parts in Promarca S.A. This new company owns the brands “Watt’s”, “Watt’s Ice Frut”, “Yogu Yogu”, “Shake a Shake” and “Frugo”, among others in Chile. Promarca S.A. granted both of its shareholders (New Ecusa S.A., a subsidiary of ECUSA, and Watt´s Dos S.A., a subsidiary of Watt´s S.A.), for an indefinite period, the exclusive licenses for the production and sale of the different product categories.

Since December 2007, through our subsidiary Aguas CCU, we produce and sell the Nestlé Pure Life brand in Chile under a license contract of the same date, with an initial term of five years, renewable for successive periods of five years if certain conditions are met. And since 2012, under the Manantial brand we carry out the business of home and office delivery of purified water in bottles with the use of dispensers (HOD).

On October 2013, CCU together with its subsidiary ECUSA executed a series of contracts and agreements with PepsiCo Inc. and affiliates, which allowed them to expand their current relationship in the non-alcoholic beverages segment with specific focus on the carbonated soft drinks, as well as extending long-term relationship duration. Pursuant to these agreements, which take into account the creation of an affiliate, Bebidas CCU-PepsiCo SpA, the licenses to produce, sell and distribute in Chile Pepsi, 7up and Mirinda (Pepsi brands) and Bilz, Pap, Kem and Nobis (CCU brands) were granted to ECUSA until December 2043.

In line with our multicategory business strategy, in November 2015, we entered to the ready-to-mix category into a joint operation agreement with Carozzi, for the production, commercialization, and distribution of instant powder drinks under the brands Sprim, Fructus, Vivo and Caricia, and in December 2015 we started to distribute Red Bull in Chile. Aligned with our innovation process in non-alcoholic beverages during 2016, we strengthened our position in the light segment with the launches of Pepsi Zero, Crush Zero, Canada Dry Limon Soda Zero and Ocean Spray Light.

The following table shows the soft drink and water parent brands produced and/or sold and distributed by us through our non-alcoholic subsidiary ECUSA, during 2016:

Brand	Product	Category	Affiliation(1)
Bilz	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pop Candy	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Nobis	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Canada Dry Ginger Ale	Soft Drink	Non-Cola Licensed	Schweppes
Canada Dry Agua Tónica	Soft Drink	Non-Cola Licensed	Schweppes
Canada Dry Limón Soda	Soft Drink	Non-Cola Licensed	Schweppes
Crush	Soft Drink	Non-Cola Licensed	Schweppes
Pepsi	Soft Drink	Cola Licensed	PepsiCo
Seven-Up	Soft Drink	Non-Cola Licensed	PepsiCo
Lipton Ice Tea	Ice Tea	Non-Cola Licensed	PepsiCo
Mirinda	Soft Drink	Non-Cola Licensed	PepsiCo
Gatorade	Isotonic	Functional	PepsiCo
Ocean Spray	Nectars	Licensed	PepsiCo
Adrenaline Red	Energy	Licensed	PepsiCo
Life Water	Functional Drink	Licensed	PepsiCo
Red Bull	Energy	Licensed	Red Bull
Frugo	Soft Drink	Licensed	Promarca
Watt’s	Nectars	Licensed	Promarca
Watt’s Selección	Nectars	Licensed	Promarca
Cachantun	Mineral Water	Proprietary	Aguas CCU
Mas	Flavored Water	Proprietary	Aguas CCU
Mas Woman	Flavored Water	Proprietary	Aguas CCU
Porvenir	Mineral Water	Proprietary	Aguas CCU
Perrier	Mineral Water	Licensed	Nestlé
Nestlé Pure Life	Purified Water	Licensed	Nestlé & others
Manantial	HOD	Proprietary	Manantial
Vivo	Ready-to-mix	Licensed	Bebidas Carozzi CCU
Fructus	Ready-to-mix	Proprietary	Bebidas Carozzi CCU
Sprim	Ready-to-mix	Proprietary	Bebidas Carozzi CCU
Caricia	Ready-to-mix	Licensed	Bebidas Carozzi CCU
(1) CCU owns indirectly 50% of Promarca and 50.1% of Aguas CCU. Aguas CCU and ECUSA own 99.08% and 0.92% of Manantial, respectively. ECUSA owns 50% of Bebidas Carozzi CCU.

During the last three years, we sold our non-alcoholic beverage products in the following packaging formats:

	Soft drinks			Mineral, purified and flavored water
Container	2014	2015	2016	2014	2015	2016
Returnable(1)	28%	27%	28%	28%	28%	28%
Non-returnable(2)	70%	71%	69%	72%	72%	72%
“Post-Mix”(3)	2%	2%	2%	-	-	-
Total	100%	100%	100%	100%	100%	100%

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

(3) Post-mix cylinders are sold specifically to on-premise locations for fountain machines.

The following table shows the sales mix of our non-alcoholic beverages by category during each of the last three years:

Category	2014	2015	2016
Carbonated soft drinks
Colas
Licensed	16%	15%	16%
Non-colas
Proprietary	36%	35%	34%
Licensed	23%	23%	22%
Non-carbonated soft drinks
Nectars
Licensed	22%	22%	22%
Others
Licensed	3%	4%	6%

Soft drinks total	100%	100%	100%
Mineral water
Proprietary	44%	43%	41%
Licensed	0%	0%	0%
Purified water
Licensed	8%	11%	12%
Flavored water
Proprietary	20%	19%	19%
HOD	28%	27%	28%
Total Bottled Water	100%	100%	100%

After the completion of the CPCh transaction with Control, we expanded our proprietary parent brand portfolio considerably, adding brands such as Campanario in the mainstream and cocktail categories, as well as Control C, Mistral, Horcón Quemado and Tres Erres MOAI in the ultra-premium segment, Mistral, Bauzá and 3RRR in the premium segment and La Serena in the popular-priced category. Furthermore, from time to time we introduce new brand extensions and flavors. For example, during 2016 we introduced Campanario Sparkling Sour and its Mango sour version. Our spirits were produced at four plants which are located in Regions III and IV of Chile. The bottling process was done in the Ovalle plant bottling facility. Horcón Quemado is produced and bottled in a third-party plant.

In the rum market, our proprietary parent brands are Cabo Viejo and Sierra Morena. Also, CPCh distributes Pernod Ricard products, including Chivas Regal, Ballantine’s, Havana Club and Absolut, among others.

The following table shows our parent pisco brands:

Premium	Mainstream	Convenience

Control C	Campanario	La Serena
Mistral	Mistral Ice
MOAI	Bauzá Ice(1)
Horcón Quemado	Ruta
Tres Erres
Bauzá(1)
(1) In January 2016 CPCh divested its interest in Compañía Pisquera Bauzá S.A.

International Business Operating segment

Our operation in International Business generated Net sales of CLP 299,668 million, CLP 405,714 million and CLP 370,109 million, representing 23.1%, 27.1% and 23.7% of our total Net sales in the last three years, respectively.

CCU, through its subsidiary CCU Argentina, produces beers at its plants located in the cities of Salta, Santa Fe and Luján. Our main brands are Schneider, Imperial, Palermo, Santa Fe, Salta, and Córdoba and we hold exclusive license agreements for the production and marketing of Budweiser, Heineken, Amstel and Sol. CCU Argentina imports the Kunstmann brand. Furthermore, it exports beer to several countries, mainly under the brands Schneider and Heineken. Also, CCU is the exclusive distributor in Argentina of Red Bull energy drink.

On April 28, 2003, CCU Argentina and Heineken Brouwerijen B.V., a subsidiary of Heineken International B.V., signed license and technical assistance agreements that provide us with the exclusive rights to produce, sell and distribute Heineken beer in Argentina commencing June 18, 2003. On October 12, 2011, we and Heineken Brouwerijen B.V. signed the Amended and Restated versions of the Trademark License Agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Argentina, in force as of January 1, 2011. These agreements have an initial term of 10 years, and shall automatically be renewed each year (January 1st) for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires. Heineken beer is the second-largest brand in terms of volume in the premium segment in Argentina.

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

The license agreement between CCU Argentina and Anheuser-Busch LLC, which provides CCU Argentina with the exclusive right to produce, package, market, sell and distribute Budweiser beer in Argentina and Uruguay, had an initial term of 20 years commencing in December 1995, which in March 2008, was extended to December 2025. Among other things, the license agreement includes provisions for both technical and marketing assistance from Anheuser-Busch LLC. Under the license agreement, CCU Argentina is obligated to purchase certain raw materials from Anheuser-Busch Incorporated or from suppliers approved by Anheuser-Busch LLC. We began distribution of our locally produced Budweiser in December 1996. See “– Sales, Transportation and Distribution”. In addition, the license agreement is subject to certain specified market share targets and marketing expenditures. In 2010, the license agreement was modified due to regulatory reasons under the context of the merger between Anheuser-Busch LLC and InBev. As a result, certain contractual restrictions were released, and rights granted to Anheuser-Busch LLC waived, both in favor of CCU Argentina.

In November 2011, we signed an addendum to the import and distribution contract with Cervecería Modelo S.A. de C.V., including a clause that specified the automatic renewal of the contract for a period of four years at the end of 2014 provided that CICSA would meet certain minimum purchases goal. In that case, the agreement would last until December 31, 2018.

In 2011, we started to export Schneider beer to Paraguay through Bebidas del Paraguay, and in 2013 to Uruguay through Milotur.

In 2012, the Company began in Argentina the migration process to its new proprietary returnable bottle in place of the generic container currently in the industry. The decision to implement this important project was based primarily on the change introduced by the main market player, who in 2011 started to replace the use of generic packaging by a proprietary container for one liter returnable products. The proprietary container’s use results in significant important changes in logistics processes, including the adaptation of the building structure of plants, the acquisition of specific equipment, the adaptation of production lines and agreements with glass bottles and crates suppliers in order to achieve the timely supply of the new bottling process required inputs. The introduction of these proprietary returnable bottles resulted in significant impacts on the industry’s value chain, with higher operating costs associated with the operation of recovery and classification of packaging that significantly affect the level of profitability and industry´s return on capital employed (ROCE). This transition process requires significant investments between 2012 and 2017 mainly in packaging, equipment and infrastructure. To partially finance these investments, bank loans were obtained in local currency with long repayment periods, mitigating the risk of exchange rate and interest rate fluctuations thereby minimizing the fluctuation risk.

On November 29, 2012, CICSA and Heineken Brouwerijen B.V. signed the Trademark License Agreement which provides us with the exclusive rights to produce, sell and distribute Heineken beer in Argentina and Paraguay. This agreement has an initial term of 10 years, and will be automatically renewed for a five years period unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

In 2013 the production of Budweiser beer started in Luján, in addition to Heineken which was already being brewed since 2009. Currently Santa Fe and Luján Plants produce both brands. Additionally, the production of Amstel beer was launched under the license of Amstel Brouwerijen BV, an affilliate of Heineken International.

In 2013 we started exporting Heineken to Uruguay through Milotur and in 2015 to Bolivia through BBO.

In June 2014, CICSA reached agreements with Cervecería Modelo S.A. de C.V. and Anheuser-Busch LLC, for the termination of the contract which allows CICSA to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina, and the license for the production and distribution of Budweiser beer in Uruguay. CICSA received compensation in respect of these agreements in the amount of ARS 277.2 million, equivalent to USD 34.2 million.

In September 2014, CICSA began with the exclusive distribution in Argentina of imported Sol beer; the Sol beer brand is owned by Heineken. This licensing agreement is for a period for 10 years in Argentina, automatically renewable on the same terms (rolling contract), each year for a period of 10 years, unless notice of non-renewal is given.

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

In August 2016 CICSA signed a license and distribution agreement with Coors Brewing Company to manufacture, package, commercialize and distribute the Miller brands in Argentina. We started to commercialize and distribute Miller Genuine Draft in April 2017, and plan to start production of the brand in our own facilities as of May 2017.

In addition, CCU Argentina participates in the cider business, with the leading Real brand and other brands such as La Victoria and 1888. Also, we participate in the liquor business, under the El Abuelo brand, in addition to importing other liquors from Chile.

On June 4, 2013, CICSA, Milotur and Heineken Brouwerijen B.V. signed a trademark license agreement that provides us with the exclusive rights to produce, sell and distribute Heineken beer in Uruguay, in force as of May 1, 2013. This agreement has an initial term of 10 years, and automatically renews on January 1 of each year for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires. In Uruguay, we participate in the mineral and flavored water business with the Nativa brand, in soft drinks with the Nix brand, and in Watt's branded nectars. In addition, we import Heineken, Schneider and Kunstmann beer, as well as the cider brand Real.

In Paraguay we participate in the beer and non-alcoholic categories since our entrance to the market in 2013, with the introduction of new brands such as Zuma, and the acquisition of the craft brewery related to the beer brand Sajonia.

At present we produce and market premium, medium-priced and popular-priced beer brands in the International Business Operating segment, which includes Argentina, Uruguay and Paraguay. The following table shows our principal brands produced, imported, commercialized and/or distributed under license in Argentina in 2016:

Premium	Mainstream	Convenience
beer brands	beer brands	beer brands

Heineken (1)	Budweiser (1)	Córdoba
Sol (1)	Salta	Palermo
Kunstmann (2)	Santa Fe	Bieckert
Imperial	Schneider
Amstel (1)
Guinness (2)(3) Negra Modelo (2)(3) Corona (2)(3) Otro Mundo (4) Miller (5)
(1) Produced under license.
(2) Imported. (3) Up to June 2014. (4) Up to August 2015.
(5) As of April 2017.

The following table sets forth our beer sales volume in Argentina by category during each of the last three years, including exports to other countries:

Category	Argentina
	2014	2015	2016
Premium	18%	19%	21%
Mainstream	62%	62%	62%
Convenience	20%	19%	17%
Total	100%	100%	100%

Our beer products are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans, or stainless steel kegs at our production facilities. During the last three years, we sold our beer products in Argentina in the following packaging formats:

Container	Percentage of Total Beer Sold in Argentina
	2014	2015	2016
Returnable (1)	81%	76%	72%
Non-returnable (2)	18%	23%	27%
Returnable kegs (3)	1%	1%	1%
Total	100%	100%	100%
(1) Returnable beer containers include glass bottles of various sizes.
(2) Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.
(3)Returnable kegs refer to stainless steel containers in assorted sizes.

Wine Operating segment

VSPT is one of Chile’s largest producers and distributors of wine in terms of sales volume and Net sales. Our wine Operating segment sales amounted to CLP 172,349 million, CLP 189,515 million and CLP 201,402 million or 13.3%, 12.6% and 12.9% of our total Net sales in the last three years, respectively.

VSPT is composed of seven different wineries in Chile and two in Argentina. Its principal vineyards are located in Molina, approximately 200 kilometers south of Santiago. The VSPT estate in Molina is one of the largest single-site vineyards in Chile with an area of 1,064 hectares. As of December 31, 2016, VSPT’s vineyards covered an aggregate of 3,489 hectares in Chile, distributed among 10 different plantations. The winery also has 339 hectares under long-term leases. In Argentina, we have another 379 planted hectares located in the province of Mendoza.

The following table indicates the breakdown of Wine Operating segment’s volume in the domestic and export markets, including sales from FLC and Tamarí in Argentina:

Year	Domestic Volume	Export Volume (1)	Total Volume
		(in millions of liters)
2012	60	72	132
2013	61	70	131
2014	62	71	133
2015	62	76	138
2016	64	78	142
(1) Includes Argentinian operations and bulk sales.

According to Nielsen, the Wine Operating segment’s share by value of Chile’s formal wine market was approximately 27.2% in 2014, 27.4% in 2015 and 28.7% in 2016. According to the Wines of Chile Association, Wine Operating segment’s share of Chile’s total wine export sales by volume was 13.6%, 13.5% and 12.9% in the last three years, respectively.

Viña San Pedro, Viña Tarapacá, Viña Leyda, Viña Santa Helena, Viña Misiones de Rengo, Viña Mar, Viña Casa Rivas in Chile and Finca La Celia and Tamarí in Argentina, produce and market premium, varietal and popular-priced wines. The principal brands are set forth below:

Brand		Icon	Premium	Varietal	Popular-Priced
Viña San Pedro
	Altaïr	X
	Sideral	X
	Cabo de Hornos	X
	Kankana del Elqui	X
	Tierras Moradas	X
	1865		X
	Castillo de Molina		X
	Épica		X
	35 South			X
	Urmeneta			X
	Gato Negro			X
	Gato				X
	Manquehuito				X
	San Pedro Exportación				X
Viña Tarapacá
	Tarapakay	X
	Gran Reserva Etiqueta Azul	X
	Gran Reserva Etiqueta Negra		X
	Tarapacá Gran Reserva		X
	Gran Tarapacá		X
	Tarapacá Reserva		X
	Tarapacá Varietal			X
	León de Tarapacá			X
Viña Santa Helena
	Parras Viejas	X
	Vernus		X
	Selección del Directorio		X
	Siglo de Oro			X
	Santa Helena Varietal			X
	Alpaca			X
	Gran Vino				X
	Santa Helena				X
Viña Misiones de Rengo
	Misiones de Rengo Cuvée		X
	Misiones de Rengo Reserva		X
	Misiones de Rengo Varietal			X
	Misiones de Rengo Espumante		X	X
Viña Mar
	Viña Mar		X	X
	Viña Mar Espumante		X	X
Casa Rivas
	Casa Rivas Reserva		X
Viña Leyda
	Leyda Lot	X
	Leyda Reserva		X
	Leyda Single Vineyard		X
La Celia
	La Celia Supremo	X
	La Celia		X
	La Consulta		X
	La Finca			X
	Eugenio Bastos			X
Tamari
	Tamarí Zhik	X
	Tamarí Reserva		X

The following table presents our breakdown of total sales volume in thousands of liters by category of the Wine Operating segment during 2016:

Category	Domestic	Export(1)	Total
	(in thousands of liters)
Premium	6,496	8,303	14,799
Varietal	7,256	58,129	65,386
Popular-Priced	50,718	7,911	58,629
Bulk	0	3,583	3,583
Total	64,470	77,927	142,397
(1) Includes Argentinean operations and bulk wine

Domestic Market. Our Chilean domestic wine is packaged in bottles, jugs, cartons, and bag-in-box containers at VSPT’s production facilities in Lontué1, Molina and Isla de Maipo. The following chart shows our packaging mix for domestic wine sales for the last three years:

Container	Percentage of Total Domestic Wine Sold in Chile
	2014	2015	2016
Carton	54%	51%	49%
Glass Bottles	46%	49%	51%
Bag-in-Box	-	-	-
Total	100%	100%	100%

Export Market. According to industry sources, exports of Chilean wine increased from approximately 43 million liters in 1990 to 908 million liters in 2016, at a compounded annual growth rate of 12%. During 2015 and 2016, Chilean wine exports reached 877 million liters and 908 million liters, respectively. We believe that Chilean wine exports have grown steadily due to their comparatively low prices and positive international image, as well as due to external factors, such as low wine production in the Northern Hemisphere in certain years.

VSPT exported from Chile 68 million liters in 2014, 73 million liters of wine in 2015, and 74 million liters of wine in 2016. During 2016, VSPT exported wine to more than 80 countries worldwide. Exports accounted for Net sales of CLP 108,064 million, CLP 123,544 million and CLP 131,168 million, in the last three years, respectively. In 2016, VSPT’s primary export markets included the United States, Japan, Brazil, Finland, Paraguay, the Netherlands and China.

Most exported wine is sold in glass bottles, except for a certain quantity of unbranded wine that is occasionally sold in bulk, as well as the amount that is sold in bag-in-box containers. The following chart shows our packaging mix for export Chilean wine volume in the last three years:

Container	Percentage of Total Export Wine Volume from Chile
	2014	2015	2016
Glass Bottles(1)	85%	86%	86%
Bulk	3%	4%	4%
Bag in box	13%	10%	10%
Total	100%	100%	100%
(1) Includes jugs.

 1 As of January 2017 Lontué continues as storage location only.

Raw Materials and other Supplies

The main raw materials we use are sugar, soft drink concentrates, fruit pulps, malt, rice, hops, grapes and water. The sugar and fruit pulps we use are from local and international origin suppliers. We obtain our supply of malt through long term contracts with malt suppliers from Chile and Argentina. Rice is sourced mainly from international suppliers in spot transactions.

Water is essential in our production. We obtain all of our water from wells located at our plants and/or from public utilities. The water is treated at facilities located at our plants to remove impurities and to adjust the characteristics of the water before it is used in the production process.

We own two mineral water sources in Chile from which the Cachantun and Porvenir brand mineral water products are obtained. These water springs are located in two areas near Santiago: Coinco and Casablanca, respectively. All of our mineral water products are bottled at their respective sources and distributed throughout the country. Purified water is produced with water pumped from our wells located in the plant.

The most relevant packaging materials are: glass bottles, aluminum cans, PET bottles, caps, films, labels, corrugated cases and folding cartons. Long term contracts are signed with the main strategic suppliers.

Glass bottles used in our packaging are purchased from the main local glass suppliers, Cristalerías Chile S.A. and Verallia Chile S.A. and Cristalerías Toro S.A.I.C in Chile, and Rigolleau S.A, Cattorini Hnos S A I C F E I, and Owens Illinois Argentina S.A. in Argentina. During 2016, all of our aluminum cans were purchased from global suppliers, Ball Chile S.A. and Ball Argentina S.A. We buy our labels, films and corrugated cartons mainly from local suppliers. The majority of our PET resins are imported from Asia. Bottles and injected preforms are produced by our subsidiary Plasco.

We maintain testing facilities at each of our plants and factories where raw materials are analyzed according to our standards. Additionally, the samples are analyzed at various stages of production to ensure product quality. For example, samples of Heineken, Cristal and Budweiser beer are periodically sent to the Heineken facilities in The Netherlands and to Anheuser-Busch facilities in the United States, respectively, to verify the quality of the product. Samples of Nestlé Pure Life water are sent to Perrier in France, and samples of Pepsi and Schweppes are analyzed by PepsiCo either at our plants or at the point of sale.

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

Standard and customary commercial terms and conditions are widely used in all our contracts and supply agreements. Strategic alliances and supplier diversification allow us to ensure low dependency from a single supplier of raw and packaging materials. During the past ten years, we have not experienced any material shortage or difficulties in obtaining adequate supplies of necessary raw materials, nor do we expect to do so in the future.

VSPT’s main raw materials and packaging materials are purchased and harvested grapes, purchased wine, bottles, carton containers, corks and cardboard boxes. VSPT obtained approximately 40.0% of the grapes used for export wines from our own vineyards during 2016. Of the wine sold in the domestic market, 9.7% are grapes from our vineyards. In 2016, approximately 40.7% of the wine used in domestic and export sales was purchased from ten local producers: Vinícola Patacón SpA, Agrícola y Comercial Bodegas de las Mercedes Ltda., Vitivinícola Melior Ltda., Anatolio Segundo Albornoz Vargas, Cooperativa Agrícola y Pisquera Elqui Ltda., Viñedos y Vinos S.A., Corretajes Torres y Cia Ltda., Comercial y Agrícola S.A, RR Wine Ltda., Viñedos Gurfinkel Ltda.  VSPT has various alternative sources of supply, which can be used when they are attractive. VSPT’s bottles are mainly purchased from Cristalerías Chile and Verallia; however, when prices have been favorable, VSPT has purchased bottles from other local and international suppliers. Carton containers are purchased from SIG Combibloc Inc. and are assembled in VSPT’s own automated packing lines.

Sales, Transportation and Distribution

Chile Operating segment

We distribute all of our products in Chile directly to retail, supermarket and wholesale customers. This system enables us to maintain a high frequency of contact with our customers, obtain more timely and accurate marketing-related information, and maintain good working relationships with our retail customers.

After production, bottling and packaging, our beverages are either stored at one of our production facilities or transported to a network of 25 owned or leased warehouses that are located throughout Chile. Products are generally shipped from the region of production to the closest warehouse, allowing us to minimize our transportation and delivery costs.

In July 2002, Comercial Patagona Limitada began selling all of our beer products in the far south of Chile, Chile’s Region XII. Comercial Patagona Limitada is a subsidiary of Cervecería Austral and is responsible for the sales and distribution of our products and those of Cervecería Austral in Chile’s extreme south. Today Comercial Patagona Limitada does the selling for all our products, reaching 870 points of sale.

In October 2005, we launched Comercial CCU, a subsidiary responsible for a single sales force dedicated to selling our beverages, in order to capture synergies and focus on sales execution. Originally, this plan was piloted in rural areas and small cities in southern Chile. As of 2008, the territory covered by Comercial CCU S.A. has expanded to include the north of Chile from Arica to Copiapó/Vallenar, and the south, from Curicó to Coyhaique except for the city of Concepción.

As of August 2016, following the restructuring in Chile that encompassed combining the route-to-market of the beer and non-alcoholic categories in the whole country, Comercial CCU also covers the beer and non-alcoholic category in the Metropolitan Region including the capital Santiago, and several other large cities such as Viña del Mar, Rancagua, La Serena, and Concepción.

For areas not covered by Comercial CCU we have dedicated sales forces. Together with Comercial CCU we have a total sales force of 1,044 persons, reaching 127,062 points of sale, related to the Chile Operating segment. None of our customers accounted for more than 2.2% of our total sales by volume, with the exception of three large supermarket chains that represented in the aggregate 27.6% of our total sales by volume.

Our customers make payment for our products either in cash at the time of delivery or in accordance with one of several types of credit arrangement we offer. Payment on credit sales for the Chile Operating segment are generally due 28 days from the date of delivery. Credit sales accounted for 40.0%, 39.8% and 40.8% of our sales in Chile during 2014, 2015 and 2016, respectively. Losses on credit sales in Chile have not been significant.

Product distribution is carried out by Transportes CCU throughout the country or by Comercial Patagona Limitada in its territory.

Beginning in October 2001, all of the warehouses and transportation companies used to store and deliver all of our products are managed on a consolidated basis by our Transportes CCU.

We distribute our products throughout Chile to:

•         off-premises retail: small and medium-sized retail outlets, which in turn sell beer to consumers for take-out consumption;

•         on-premises retail: retail establishments such as restaurants, hotels and bars for on-premises consumption;

•         wholesalers; and

•         supermarket chains

In the last three years, the percentage mix of the above distribution channels for our products in Chile was as follows:

Percentage of Total Products Sold
Distribution Channels	2014	2015	2016
Off-premise retail	41%	41%	40%
On-premise retail	10%	11%	12%
Wholesalers	14%	14%	14%
Supermarkets	35%	34%	34%
Total	100%	100%	100%

International Business Operating segment

In Argentina, after production, bottling and packaging, our beer is either stored at the production facilities or transported to a network of six warehouses leased or owned by us. Beer products are generally shipped to warehouses which are located within the region in which the beer products are sold.

We have the capacity to reach 159,197 points of sale in Argentina with our direct and indirect sales force. We have six owned or leased warehouses. Approximately 54% of our beer in Argentina is sold and/or distributed through third-party sales and distribution chains, including two independent Coca Cola bottlers who distribute our products mainly in the north and south of the country, representing in the aggregate 20% of our total sales by volume. As of December 31, 2016, we had a direct sales force and four logistics operators which sold our beer products to approximately 36,099 customers within Salta, San Juan, San Luis, Mendoza, Córdoba, Santa Fé, Rosario, and Buenos Aires City, in addition to 77 regional and national supermarket chains throughout the country. None of our customers individually accounted for more than 4.3% of our total beer sales by volume.

Looking for greater operational efficiency, during 2016 we modified our route to the market, moving volume from direct sales to wholesalers within the outer Buenos Aires Metropolitan Area.

In Argentina, though most beer is sold through wholesalers and distributors, we also sell our products to retailers and supermarket chains. In the last three years, the percentage mix of the above distribution channels for our beer products in Argentina was as follows:

	Argentina
Distribution Channels	2014	2015	2016
Wholesalers/distributors	50%	49%	54%
Retailers	33%	31%	28%
Supermarkets	17%	20%	19%
Total	100%	100%	100%

In Uruguay our commercial distribution system reaches the whole country and all supermarkets. During 2016, as a result of restructuring, we changed from a direct sales system in Montevideo to an indirect sales system. In 2016, we reached approximately 15,200 points of sale through 25 distributors.

In the last three years, the percentage mix of the above distribution channels for our beer and non-alcoholic products in Uruguay was as follows:

	Uruguay
Distribution Channels	2014	2015	2016
Indirect	81%	84%	84%
Retailers	-	-	-
Supermarkets	19%	16%	16%
Total	100%	100%	100%

In Paraguay, we have four distribution centers strategically located that enable us to attend with our direct sales force approximately 23,066 points of sale, including all supermarket chains. Supported by a network of distributors and wholesalers we reach a total of approximately 33,788 points of sale, which allows us to have national coverage with our products.

In the last three years, the percentage mix of the above distribution channels for our beer and non-alcoholic products in Paraguay was as follows:

	Paraguay
Distribution Channels	2014	2015	2016
Indirect	27%	30%	31%
Retailers	50%	48%	48%
Supermarkets	23%	22%	21%
Total	100%	100%	100%

Our International Business customers either make payments for our products in cash at the time of delivery or through one of our various credit arrangements. In Argentina, payment on credit sales is currently due 15 days from the date of delivery to wholesalers, and an average of 71 days of delivery to supermarkets. Credit sales in Argentina accounted for 88% of total sales during 2016, while in Uruguay and Paraguay they accounted for 100% and 35% of total sales, respectively.

Wine Operating segment

Domestic. After production, bottling, and packaging, wine is either stored at the production facilities or transported to one of our 25 warehouses located throughout Chile. VSPT wines are distributed and sold in Chile through our sales and distribution network, under the same system and payment terms as all our other products.

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

•         wholesalers; and

•         supermarket chains.

For the last three years, the percentage mix of the above distribution channels for our wine products in Chile was as follows:

Distribution Channels	2014	2015	2016
Off-premise retail	34%	33%	31%
On-premise retail	5%	5%	5%
Wholesalers	22%	24%	25%
Supermarkets	39%	38%	39%
Total	100%	100%	100%

We reach a total of 29,339 points of sale with our dedicated sales force of 72 persons, together with the sales force of Comercial CCU. We do not maintain any long-term contractual arrangements for the sale of wine with any of our customers.

Export. VSPT has a presence in more than 80 countries. In order to increase its presence in the international market, we have distribution agreements with key distributors, such as Pernod Ricard in Sweden, Finland, Norway and Estonia; Shaw Ross International in the U.S.; Asahi in Japan; Interfood in Brasil; DGS and Baarsma in The Netherlands and Denner in Switzerland. In Canada we have distribution agreements with Phillipe Dandurand wines, in Korea with Keumyang, as well as agreements with other distributors.

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

The following table shows our annual sales volume of beer, non-alcoholic beverages and spirits in Chile, excluding exports, by quarter in the last three years:

Seasonality Chile Operating segment
Year	Quarter	Sales Volume	% of Annual Sales Volume
		(millions of liters)

2014	1st quarter	455.5	28%
	2nd quarter	334.7	21%
	3rd quarter	354.8	22%
	4th quarter	476.6	29%
	Total	1621.6	100%
2015	1st quarter	474.0	28%
	2nd quarter	362.3	21%
	3rd quarter	367.3	22%
	4th quarter	484.5	29%
	Total	1688.2	100%
2016	1st quarter	511.1	29%
	2nd quarter	341.8	19%
	3rd quarter	380.2	22%
	4th quarter	531.2	30%
	Total	1764.3	100%

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

Seasonality International Business Operating segment
Year	Quarter	Sales Volume(*)	% of Annual Sales Volume
		(millions of liters)

2014	1st quarter	149.5	28%
	2nd quarter	96.7	18%
	3rd quarter	114.9	21%
	4th quarter	176.5	33%
	Total	537.5	100%
2015	1st quarter	154.6	27%
	2nd quarter	108.9	19%
	3rd quarter	127.3	22%
	4th quarter	179.0	31%
	Total	569.7	100%
2016	1st quarter	158.3	27%
	2nd quarter	98.1	17%
	3rd quarter	128.6	22%
	4th quarter	190.2	33%
	Total	582.4	100%

Geographical Markets

Our principal beverages production facilities in Chile are located in Santiago. Santiago and the surrounding areas (referred to as the Metropolitan Region) account for approximately 41% of the population of Chile and accounted for approximately 40% of our sales in Chile by volume in 2016. We also have one additional beer and non-alcoholic production facility in Temuco and two other beer facilities, in Valdivia (Kunstmann) and in Punta Arenas (Austral), all of which are located in the southern region of Chile. We also have a non-alcoholic production and bottling facility in Antofagasta. We own two mineral water sources in Chile located in areas near Santiago: Coinco and Casablanca. All of our mineral water products are bottled at their respective sources and distributed throughout the country. Currently most of our brands are primarily supplied and distributed from these production facilities.

The following table provides the distribution of Wine Operating segment’s exports from Chile and Argentina during 2016 by geographical markets:

Market	Volume (1)	Percentage of Total Exports
	(thousands of liters)
Europe	23,018	31%
Latin America	17,904	24%
USA and Canada	9,396	13%
Asia and Oceania	23,412	31%
Others	614	1%
Total	74,344	100%
(1) Includes Argentinean operations, excludes bulk wine

The Metropolitan Region represented approximately 38% of total domestic sales of Wine Operating segment products by volume in 2016.

Competition

Chile Operating segment

The beer market in Chile is driven by the competitive environment of locally produced and imported beers, promoting among other factors, according to internal valuations, an estimated average industry volume growth rate of 4.4% over the last ten years.

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

Another relevant player in the beer market in Chile is Viña Concha y Toro through its subsidiary Distribuidora Peumo, which imports and distributes the Miller beer brand along with a number of local craft beers. In addition, a number of small direct importers of several international brands compete in the beer market in Chile.

Our principal competitors in the non-alcoholic beverages business are companies which produce, bottle and distribute soft drinks in Chile under licenses from The Coca-Cola Company and its affiliates. The two principal soft drinks players in Chile are the licensees of The Coca-Cola Company and us. The Coca-Cola Company operates through Embotelladora Andina S.A. and Coca-Cola Embonor S.A. In October 2012, Embotelladora Andina S.A. merged with Coca-Cola Polar S.A., where Embotelladora Andina S.A. absorbed Coca-Cola Polar S.A.

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

With respect to pisco, our main competitor is Capel which has nine production facilities located in Regions III and IV of Chile and distributes its products throughout the country. Capel uses its own sales force, as well as third-party distributors. In January 2016 CPCh divested its interest in Compañía Pisquera Bauzá S.A. Following this change, Bauzá became a relatively small competitor compared to Capel.

The following chart shows estimates of our Chile market share for the last five years based on store audits conducted by Nielsen.

Year	Chile Operating segment Volume market share (1)

2012	38.1%
2013	40.0%
2014	40.9%
2015	41.6%
2016	42.3%

(1)     The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date.

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

The following table shows estimates of the market share of our International Business Operating segment (including Beer and Cider (since 2011) in Argentina, beer, carbonated soft drinks, nectar, mineral and flavored water in Uruguay, and beer, carbonated soft drinks, nectar and mineral water in Paraguay). For the last five years based on ID Retail sources for Uruguay and Nielsen source for Argentina.

Year	International Business Operating segment Volume market share (1)
2012	10.9%
2013	11.6%
2014	12.9%
2015	13.8%
2016	14.0%

(1)     The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date.

Quilmes, the beer market leader in Argentina and our principal competitor, also has beer operations in Chile, Paraguay, Uruguay and Bolivia. As of December 31, 2016, Quilmes had five breweries in Argentina with an estimated total annual production capacity of 1,600 million liters. Quilmes’ large size enables it to benefit from economies of scale in the production and distribution of beer throughout Argentina. In 1994, Companhia Cervejaria Brahma, one of the two largest beer producers in Brazil, commenced production at its new brewery in Luján, near Buenos Aires, which at present belongs to CCU Argentina. In addition, Warsteiner (today SAB Miller), a large German brewer, commenced production at its new brewery in Zárate, also near Buenos Aires, with an annual production capacity estimated to be approximately 140 million liters. Prior to commencing production in Argentina, Companhia Cervejaria Brahma and Warsteiner competed in the Argentine market with imported beer. In July 1999, the merger of Companhia Cervejaria Brahma and Companhia Antarctica Paulista was announced, creating AmBev. This merger was finally approved in March 2000, creating one of the largest beverage producers in the world.

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

In 2010 SAB Miller bought Casa Isenbeck (Isenbeck, Warsteiner and La Diosa brands) and launched Miller Genuine Draft and Miller Lite beer in Argentina.

During 2015 SAB Miller plc accepted an offer from AB Inbev to merge its operations. As a result of the merger between AB Inbev and SAB Miller plc, Quilmes and CASA Isenbeck become one player. See “Risk Factors – Risks Relating to Our Business – Consolidation in the beer industry may impact our market share”.

In 2016 AB Inbev sold the Miller brands Lite to Coors Brewing Company. In Argentina, CICSA signed an agreement with Coors Brewing Company to manufacture, package, commercialize and distribute the Miller brands through December 2026, with an automatic renewal for a period of five (5) years if the renewal criteria have been satisfied.

Our beer brands in Argentina also face competition from other alcoholic beverages, such as wine and spirits, as well as from non-alcoholic beverages, such as soft drinks.

Wine Operating segment

The wine industry is highly competitive in both the domestic and the export markets. In Chile, VSPT competes directly against all other Chilean wineries. We believe that VSPT’s primary domestic competitors, Concha y Toro and Santa Rita, derive their relative competitive strengths from their wide portfolio of products, well-recognized brand names and established distribution networks. In 2016, Concha y Toro and Santa Rita had a volume market share of approximately 28.0% and 31.4%, respectively. VSPT also competes with Santa Carolina and numerous medium-sized wineries, including Undurraga and Cousiño Macul, and many small wine producers that make up Chile’s informal wine market.

Internationally, VSPT competes against Chilean producers as well as with wine producers from other parts of the world. According to information compiled by the Wineries of Chile Association, VSPT is the second-largest exporter of Chilean wines with a market share of approximately 12.9% in 2016, excluding bulk wine. Our other principal Chilean competitors, namely Concha y Toro, Santa Rita and Santa Carolina had market shares of 33.6%, 4.9% and 4.5%, respectively.

The following table shows estimates of the volume market share of our Wine Operating segment (excluding bulk wine sales) for the last five years according to Nielsen figures for domestic wine and Viñas de Chile for export figures.

Year	Wine Operating segment Volume market share (1)
2012	17.3%
2013	17.6%
2014	18.3%
2015	18.0%
2016	18.1%

(1)     The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date.

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

Additional regulations concerning wine origin denominations are contained in Executive Decree N°464 of the Ministry of Agriculture, dated December 14, 1994, which also laid out the wine-growing regions and set rules regarding grape varieties, vintage year, labeling and selling requirements. Pisco origin denominations, also applicable to us, are regulated in Executive Decree N°521 dated May 27, 2000 of the Ministry of Agriculture and likewise contains provisions relating to pisco producing regions, raw material standards, manufacturing procedures, packaging and labeling.

The large-scale production of alcoholic beverages does not need any licenses or permits other than those required for the general run of commercial and industrial enterprises engaged in the manufacture of consumer commodities.

According to Law N°19,925 enacted in 2004, which amended and restated the Act on Sale and Consumption of Alcoholic Beverages (former Law N°17,105), all establishments dealing in alcoholic beverages, whether wholesale or retail, require a special municipal license, the cost of which is fixed by the law and varies according to the nature of the outlet or point of sale (i.e. liquor store, tavern, restaurant, hotel, warehouse, etc.). We are in possession of all licenses necessary for our wholesale operations.

Law N°19,925 also set opening and closing hours; limited geographical areas for the sale of alcohol; reduced the maximum number of licenses to be granted by zones and population; increased criminal liability for selling alcohol to persons under eighteen years of age; and tightened the restrictions, imposing prison sentences and higher fines, for violations formerly deemed lighter. One of its most important innovations is to forbid the sale of alcohol to minors at all outlets, and not just for on-premises drinking (the only exception retained is the case of children who are served meals when accompanied by their parents).

The regulatory agency for alcoholic beverages is the Servicio Agrícola y Ganadero (“SAG”).

The production, bottling and marketing of non-alcoholic beverages is subject to applicable sanitary legislation and regulations, particularly the Sanitary Code and the Food Ordinance (the Reglamento Sanitario de los Alimentos).

Non-alcoholic beverages are also subject to the provisions of Law N°20,606 on Nutritional Composition of Food and Advertising enacted in 2012, Decree N° 13 of Ministry of Health enacted on June 26, 2015, which amended the Food Ordinance referred to above, and Law N°20,869 on Food Advertising, enacted on November 13, 2015, which set certain restrictions on advertising, labeling and marketing of foods that are qualified as " high" in calories or any of the defined critical nutrients, such as sodium, sugar and saturated fats.

Law N°19,937, enacted in 2004, and fully operative by February 2006, established the structure and powers for the current Sanitary Authority. The Ministry of Health’s Regional Offices, which constitute the Sanitary Authorities, inspect plants on a regular basis, taking samples for analysis, directing the adoption of new safety procedures and applying fines and other penalties for infringement of regulations.

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

National Law N° 18,284 (the Argentine Food Code, or the “Food Code”) regulates the manufacturing, packaging, import, export and marketing of food and beverages. The Food Code provides specific standards with which manufacturing plants must comply and regulates the production of food and beverages mentioned in the Food Code. The Food Code also specifies the different methods in which beer may be bottled as well as the information to be provided on labels. National Law N° 24,788, enacted in March 1997, regulates the sale and consumption of alcoholic beverages and its advertising and establishes the national minimum age requirements for the purchase of alcoholic beverages. Under this Law, the sale of alcoholic beverages is not permitted to persons under 18 years of age, and the health authorities of each province undertake the enforcement of the Food Code. In the Federal Capital and many provinces of Argentina, local law restricts the sale of alcoholic beverages, particularly between the hours of 11 p.m. and 8 a.m., and establishes harsh penalties for infringement. Additionally, Regulatory Decree N°688/2009 regulates the advertising of alcoholic beverages.

There are currently no material legal or administrative proceedings pending against us in Argentina with respect to any regulatory matter. We believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business in Argentina.

Government Regulation in Uruguay

In Uruguay, we are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in said country. As a closed corporation, our subsidiaries are principally governed by Law N° 16,060, which regulates all commercial companies.

The main applicable laws are Decree 315/94 containing the National Bromatological Regulations, Code of Children and Adolescents regulating aspects related to sale and advertising of alcoholic beverages, Law N°17,849 and its Regulatory Decree 260/07 regulating Integrated Packaging Management System, Mercosur Technical Regulations for labeling of packaged food, Law N°18,159 regulates the promotion and defense of competition and Law N°19,196 governing the criminal liability of employers for breach of occupational safety rules when it threatens or causes damage to the lives of workers.

Government Regulation in Paraguay

In Paraguay, Bebidas del Paraguay and Distribuidora del Paraguay are governed by Articles 1048 to 1159 of Law N°1183/85 Civil Code and its subsequent amendments: (i) Law N°388/94 creating detailed rules on the establishment or formation, capital and powers of the assembly of corporations and (ii) Law N°3228/07 which, in turn, modifies N°388/94 regarding formalities for the organization of corporations.

In addition, for the import, sale and advertising of alcoholic and non-alcoholic beverages, the corporation Bebidas del Paraguay is subject to the provisions of the Health Code Law N°836/80, Law N°1,333/98 on advertisement and promotion of tobacco and alcohol, Law N°1.642/00 prohibiting the sale of alcoholic beverages to minors and its consumption on public roads, Executive Decree N°1635/99 and Resolution of the Ministry of Public Health and Social Welfare N°643/12 regulating aspects relating to registration of food products.

C.   Organizational Structure

Ownership Structure as of March 31, 2017

Quiñenco S.A.
Heineken Chile Ltda.
50.00%
50.00%
Inversiones y Rentas S.A.
ADRs
Others
99.99%
53.16%
15.25%
25.75%
Inversiones IRSA Ltda.
6.84%
Compañía Cervecerías Unidas S.A.

We are controlled by IRSA, which owns directly and indirectly 60.0% of the shares of our common stock. IRSA, since 1986, was a joint venture between Quiñenco and the Schörghuber Group through its wholly owned subsidiary FHI of the Netherlands. In April 2003, the Schörghuber Group sold FHI to Heineken Americas B.V., a subsidiary of Heineken International B.V. FHI and Heineken International B.V. formed Heineken Chile Ltda., through which 50% of IRSA shares are held. On December 30, 2003, FHI merged into Heineken Americas B.V. Currently, Quiñenco and Heineken Chile Ltda., a Chilean limited corporation controlled by Heineken Americas B.V., are the only shareholders of IRSA, each with a 50% equity interest.

Quiñenco is the holding company of one of the largest and most diversified business conglomerates in Chile, with investments in various sectors of the Chilean economy. Apart from CCU, Quiñenco’s principal holdings include Banco de Chile (a leading financial institution in Chile), Invexans S.A. (the largest shareholder of the French cable producer Nexans S.A.), Empresa Nacional de Energía Enex S.A. (the second-largest retail fuel distributor in Chile), Compañía Sud Americana de Vapores S.A. (main shareholder of Hapag-Lloyd A.G., one of the largest container ship operators worldwide), and SM SAAM S.A. (one of the main port operators in South America and the fourth largest tugboat operator worldwide).

Heineken, the Dutch brewer, is one of the largest brewers in the world with over 165 breweries in more than 70 countries and 73,500 employees worldwide. Heineken group’s beer volume was 200.1 million hectoliters during 2016, and its principal brands are Heineken and Amstel.

The following table provides our significant subsidiaries as of December 2016:

Subsidiaries	Country	Total Ownership Interest
Cervecería CCU	Chile	100.00%
CCU Argentina	Argentina	99.99%
ECUSA	Chile	99.98%
VSPT	Chile	64.70%

D.   Property, Plants and Equipment

Set forth below is information concerning our production facilities as of December 31, 2016, all of which are owned and operated by us or our subsidiaries.

For the Chile Operating segment, we had an aggregated Supply Capacity per month1 of 339.6 million liters with a Utilized Capacity during peak month2 of 60.72%. The annual Nominal Installed Capacity for this segment is 37.4 million hectoliters.

Our Chile Operating segment total facilities size is 587,765 square meters (total built area including warehousing logistics activities related to the production process).

Set forth below is a list of our principal production facilities:

Chile Operating segment
Plant	Type of Plant
Santiago	Beer
Santiago	Non-alcoholic beverages
Temuco	Mixed
Valdivia	Beer
Punta Arenas (*)	Beer
Antofagasta	Non-alcoholic beverages
Coinco	Non-alcoholic beverages
Casablanca	Non-alcoholic beverages
Manantial	Non-alcoholic beverages
Pisco Elqui	Spirits
Sotaquí	Spirits
Monte Patria	Spirits
Salamanca	Spirits
Ovalle	Spirits
(*) Production in the Punta Arenas facility is under licensing agreements and, accordingly, we do not consolidate this facility.

1 Supply Capacity per month is defined as nominal installed production capacity for the current product/packaging mix during 25 days per month and 3 shifts per day. The calculated slack (spare) capacity does not necessarily indicate real slack capacity. The real production capacity is less than the nominal installed production capacity as adjustments are required for real machinery performance, packaging mix, availability of raw materials and bottles, seasonality within the months and other factors. As a result, we believe that the peak monthly capacity utilization rates shown above understate real capacity utilization and that slack capacity is overstated.

2 Utilized Capacity During Peak Month is equal to production output as a percentage of Nominal Installed Production Capacity during our peak month for each respective plant.

For the International Business Operating segment, we had an aggregated Supply Capacity per month of 106 million liters with a Utilized Capacity during peak month of 74%. The annual Nominal Installed Capacity for the International business is 9.9 million hectoliters.

Our International Business Operating segment total facilities size is 282,761 square meters (total built area including warehousing logistics activities).

Set forth below is a list of our principal production facilities:

International Business Operating segment
Plant	Type of Plant
Santa Fé	Beer
Salta	Beer
Luján	Beer
Río Negro	Cider
Pilar	Cider
Ciudadela	Cider
Pan de Azúcar San Antonio	Non-alcoholic beverages Non-alcoholic beverages

For the Wine Operating segment, we had an aggregated Nominal Filling Capacity of 73,320 liters per hour and a Storage Capacity in Tanks and Barrels of 89.3 million liters. The total facilities size is 153,706 square meters.

Set forth below is a list of our principal production and storage facilities:

Wine Operating segment
Plant	Type of Plant
Molina	Wine Production
Totihue	Wine Production
Isla de Maipo	Wine Production
Finca La Celia	Wine Production
Lontué	Wine Storage
Viña Mar	Wine Storage

E.   Environmental Matters

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

In addition to the new institutional framework, a digital system was created in order to gather and report periodic information called “Register of Emissions and Transfer of Pollutants” (Registro de Emisiones y Transferencia de Contamintantes or RETC). The referred system is necessary to proceed with both, waste and emissions declarations. The waste declarations cover Hazardous Wastes Declarations (Declaración de Residuos Peligrosos or SIDREP), the National Waste Declaration System (Sistema Nacional de Declaración de Residuos or SINADER) and the National Hazardous Substances Storage Declaration System (Sistema Nacional de Declaración de Instalaciones que Almacenan Sustancias Peligrosas or DASUSPEL). Meanwhile the emissions declaration covers the form required to report our stationary sourced emissions, in compliance with DS N°138.

In line with the above, in June 2016, Law N°20,920 was enacted, which establishes the framework for waste management, the extended responsibility of the producer (REP) and promotion of recycling, which names “priority products” that must be recovered by the producers who put them on the market. The priority payments must be managed through recycling, recovery or final disposal through an individual or collective Waste Management System. Regarding the latter, the authority will impose collection goals through specific regulations that are still under development.

Relating to environmental pollution levels, Law N°19,300 gives the possibility to the Office of the Secretary-General of the Presidency to define categories of highly polluted areas as “Latent Zone” and “Saturated Zone” through the enactment of a Supreme Decree. For the former category, the Ministry must establish decontamination plans, and for the latter category, it must establish prevention plans.

Due to the high levels of air pollution in the Santiago Metropolitan Area, the relevant authorities have implemented a decontamination plan, which includes different types of measures depending on the air quality levels, some of which can be directly imposed on industries. In the case of emergency situations, those companies comprising the industries classified as producing the highest levels of particle and gas emissions must suspend their activities. We are in compliance with current regulations applicable to both our beer and soft drink facilities in the Santiago Metropolitan Area in all material respects.

On October 4, 2016, a decontamination plan for Santiago City was approved (“Santiago Respira”). Santiago Respira includes new measures to reduce levels of pollution during winter. The plan includes a “low emissions area” that will only allow the circulation of newer models of trucks and may impose a permanent restriction on the circulation of vehicles with a “green seal” between May and August of each year.

Regarding the Tax Reform Act of 2014, and its amendments of 2016, an annual tax has been adopted, applicable to emissions from stationary sources over 50MWt. On December 2, 2016, a list of facilities subject to payment of such tax was published. Included on that list Cervecería CCU´s industrial plant located in Quilicura. Therefore during 2017, we are required to report our emissions on a monthly basis. Based on those reports, the Chilean Tax Authority (SII) will determine the tax amount payable on 2018. Our improvement plan for 2017 includes actions that are aimed at reducing our emissions below the 50 MW limit established by SII.

Finally according to the RE 2129 of July 29, 2016 from the General Water Authority (Dirección General de Aguas or DGA), owners of groundwater usage rights will be required to modify their extraction control systems and to report their results periodically to DGA.

There are currently no material legal or administrative proceedings pending against us in Chile with respect to any environmental matter. We believe that we are in compliance in all material respects with all applicable environmental regulations.

During 2016, VSPT Wine Group was recognized as the “Green Company of the Year”,  VSPT Wine Group was recognized as a leader in the Implementation of Renewable Energies by the British magazine The Drinks Business in the 2016 Green Awards, one of the most important prizes in terms of sustainability.

Argentina

New laws and regulations have been enacted in Argentina as a result of heightened community concerns for environmental issues. Consequently, there are several statutes imposing obligations on companies regarding environmental matters at the municipal, provincial and federal levels in accordance with the General Environmental Protection Framework (Law N°25,675), which establishes the Basic Environmental Protection Budgets, forming the fundamentals to develop all legislation and national environmental policy. In many cases, private entities operating public utilities such as water supply and sewage are in charge of controlling and enforcing those regulations. Examples of new laws and regulations recently enacted are: (i) the National Register of Chemical Substances (Decree 900/12), which was implemented in January 2014 and aims to improve the traceability of chemical substances by means of strict control of all chemical substances that enter or leave the industrial plant, (ii) Decree 801/2015 regarding the global system of classification and labeling of chemical products, which based on Decree 3359/2015 was implemented in April 2016 for pure substances, and will be implemented in January 2017 for mixed substances, and (iii) Law N°26,190 the National Regime for the Use and Promotion of Renewable Sources of Energy, which was modified by Law N°27,191 and regulated by Decree 531/2016, with the objective to gradually implement the Use of Renewable Sources of Energy in the plants.

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

Over the last several years CCU Argentina has implemented a complete program for the treatment of its industrial waste, which involves the separation, collection, transportation and reusing of the generated solid waste, in compliance with the Industrial Waste Act (Law N°25,612), as well as wastewater treatment plants. The waste program is part of our constant effort to improve environmental conditions.

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

ITEM 5: Operating and Financial Review and Prospects

Overview

We face certain key challenges and risks associated with our business. These risks include competition within the marketplace, managing operating costs and the integration of new products. We are the leading brewery in Chile; however, competitors are investing in this market and launching new products, and therefore, we must concentrate on competitive pricing and marketing strategies to maintain our market share. Operating costs are subject to variations depending on plant efficiency, product mix and production cycles, and also on U.S. dollar commodities prices and the rate of exchange from Chilean pesos to U.S. dollars or Euros. Our principal costs include the cost of raw and packaging materials, distribution and marketing costs. We continue to sell and deliver new products to our customers, including products through new licensing agreements and new products through internal development.

The analysis of our results is based on financial statements prepared in accordance with IFRS as issued by the IASB. The three most recent years are considered in the discussion below.

Circular Letter N° 856

On September 29, 2014 Act N°20,780 was published in Chile, regarding the Tax Reform Act which introduced amendments, among others, to the income tax system. The Tax Reform Act establishes that as of 2017 Open Stock Corporations should calculate their taxes based on the “Partially Integrated System” without the possibility to opt for the alternative “Attributed Income Regime”. The "Partially Integrated System" provides for a gradual increase in the First Category Income tax rate, going from 20% to 21% for the 2014 business year, to 22.5% for the 2015 business year, to 24% for the 2016 business year, to 25.5% for the 2017 business year, and to 27% starting in the 2018 business year.

The difference between assets and liabilities for deferred taxes that occur as a direct effect of the increase in the First Category Income tax rate introduced by Act N°20,780 and according to the Circular Letter N°856 (Oficio Circular N°856) of the SVS, has been accounted against Equity, under Retained earnings. As of September 30, 2014, the total effect registered against the Company’s Equity amounted to CLP 14,395 million.

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

A.       ADJUSTED OPERATING RESULT

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

We evaluate the performance of the segments based on several indicators, including Adjusted Operating Result, Adjusted Operating Result Before Depreciation and Amortization (ORBDA), ORBDA margin (% of ORBDA of total revenues for the Operating segment), volumes and sales revenues. Sales between segments are conducted using terms and conditions at current market rates.

Adjusted Operating Result is a non-IFRS financial measure, and reflects a subtotal in Note 7 under Operating segment´s additional information (page F-51). A non-IFRS financial measure does not have a standardized meaning prescribed by either IFRS or U.S. GAAP. For management purposes, Adjusted Operating Result is defined as Net Income before other gains (losses), net financial expense, equity and income of joint ventures, foreign currency exchange differences, result as per adjustment units and income taxes. Or alternatively, can be defined as "Income from Operational Activities" excluding "Other gains/(losses)".

The Company believes that the use of "Adjusted Operating Result" provides investors with a better understanding of the day-to-day performance of the Company, because elements included under "Other gains/(losses)" such as impacts derived from derivative contracts and marketable securities are not considered part of the core business of each Operating segment and therefore are managed at the corporate level. The performance of Operating segments is assessed by this measure, and for the same reason this measure is used by each segment´s Chief Operating Decision Maker to assess the performance of the Operating segments. This measure eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. The Company believes that disclosure of Adjusted Operating Result provides useful information to investors and financial analysts in their review of our operating performance and their comparison of operating performance to the operating performance of other companies in the beverage industry, but it may not be comparable to similarly titled indicators used by other companies. Adjusted Operating Result is not a substitute for IFRS measures of earnings.

“Adjusted Operating Result” has important limitations as an analytical tool. For example, “Adjusted Operating Result” does not reflect (a) our cash expenditures or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements needed for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; or (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to the evaluation of our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.

The following table presents the Net sales and Adjusted Operating Result, and the relevant percentage as a component of Net sales, for each of our Operating segments. Starting from the third quarter of 2016, the Company has incorporated into the Chile Operating segment the business activities performed by the Strategic Service Units (SSU), which include Transportes CCU, Comercial CCU, CRECCU S.A. and Plasco. Prior to December 2015, the revenue and expenses of the Strategic Service Units were reported under Others. However, for comparability purposes, these revenues and expenses have been restated and are now allocated to the Chile Operating segment. For an overview of the restatements see F-46 and F-47 of our Consolidated Financial Statements.

	Year Ended December 31,
	2014		2015		2016
	(in millions of CLP, except percentages)
Net sales
Chile Operating segment(1)	835,430	64.4%	909,460	60.7%	997,376	64.0%
International Business Operating segment(2)	299,668	23.1%	405,714	27.1%	370,109	23.7%
Wine Operating segment(3)	172,349	13.3%	189,515	12.6%	201,402	12.9%
Other	-9,480	-0.7%	-6,317	-0.4%	-9,989	-0.6%
Total	1,297,966	100.0%	1,498,372	100.0%	1,558,898	100.0%
Adjusted Operating Result (4)
Chile Operating segment(1)	132,876	73.9%	155,331	75.8%	154,551	77.0%
International Business Operating segment(2)	28,153	15.6%	30,266	14.8%	20,815	10.4%
Wine Operating segment(3)	24,780	13.8%	32,533	15.9%	37,189	18.5%
Other	-5,888	-3.3%	-13,193	-6.4%	-11,903	-5.9%
Total	179,920	100.0%	204,937	100.0%	200,652	100.0%

Volume
Chile Operating segment(1)	1,621.6	70.8%	1,688.2	70.6%	1,764.3	71.2%
International Business Operating segment(2)	537.5	23.5%	569.7	23.8%	575.2	23.2%
Wine Operating segment(3)	130.6	5.7%	134.8	5.6%	138.8	5.6%
Total	2,289.8	100.0%	2,392.7	100.0%	2,478.3	100.0%
(1) Includes beers, non-alcoholic beverages, spirits and shared services units in Chile.
(2) Includes beers, cider, non-alcoholic beverages and spirits in Argentina, Uruguay and Paraguay.
(3) Includes domestic and export wine sales to more 80 countries.

(4) Defined, for management purposes, as Net Income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes.

The following is a reconciliation of our Net Income; the most directly comparable IFRS measure to Adjusted Operating Result for the years ended December 31, 2012, 2013, 2014, 2015 and 2016.

	For the years ended December 31,
	2012	2013	2014	2015	2016
	(in CLP million)
Net income of year	123,977	132,905	120,792	140,526	140,082
Add (Subtract):
Other gains (losses)	4,478	-959	-4,037	-8,512	8,346
Financial Income	-7,693	-8,254	-12,137	-7,846	-5,680
Financial costs	17,055	24,084	22,957	23,101	20,307
Share of net loss of joint ventures and associates accounted for using the equity method	177	-309	899	5,228	5,561
Foreign currency exchange differences	1,003	4,292	613	-958	-457
Result as per adjustment units	5,058	1,802	4,159	3,283	2,247
Income taxes	37,133	34,705	46,674	50,115	30,246
Adjusted Operating result (1)	181,188	188,266	179,920	204,937	200,652
Exceptional Item (EI)	-	2,989	1,628	-	-
Adjusted Operating result before (EI)	181,188	191,255	181,548	204,937	200,652
Depreciation and amortization	54,760	64,246	68,608	81,567	83,528
ORBDA before (EI)	235,948	255,502	250,155	286,504	284,180
Exceptional Item (EI)	-	-3	-1,628	-	-
ORBDA	235,948	255,499	248,528	286,504	284,180

(1) Defined, for management purposes, as Net Income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes.

The following table presents our Income statement and as a percentage of Net sales:

	Year Ended December 31,
	2014		2015		2016
	(millions of CLP, except percentages)
Net sales	1,297,966	100.0%	1,498,372	100.0%	1,558,898	100.0%
Cost of sales	-604,537	46.6%	-685,075	45.7%	-741,820	47.6%
Gross margin	693,429	53.4%	813,297	54.3%	817,078	52.4%
Other income by function	25,464	2.0%	6,577	0.4%	5,144	0.3%
Other expenses (1)	-1,743	0.1%	-2,372	0.2%	-2,027	0.1%
Exceptional Items (EI) (2)	-1,628	0.1%	-	-	-	-
MSD&A (3)	-535,603	41.3%	-612,565	40.9%	-619,543	39.7%
Adjusted Operating Result (4)	179,920	13.9%	204,937	13.7%	200,652	12.9%
Net financing expenses	-10,821	0.8%	-15,256	1.0%	-14,627	0.9%
Results as per adjustment units	-4,159	0.3%	-3,283	0.2%	-2,247	0.1%
Exchange rate differences	-613	0.0%	958	-0.1%	457	0.0%
Equity and income from joint ventures	-899	0.1%	-5,228	0.3%	-5,561	0.4%
Other gains/(losses)	4,037	0.3%	8,512	0.6%	-8,346	-0.5%
Income before taxes	167,465	12.9%	190,640	12.7%	170,328	10.9%
Income taxes	-46,674	3.6%	-50,115	3.3%	-30,246	1.9%
Net income for the year	120,792	9.3%	140,525	9.4%	140,082	9.0%
Attributable to:
Equity Holders of Parent Company	106,238	8.2%	120,808	8.1%	118,457	7.6%
Non controlling interest	14,553	1.1%	19,717	1.3%	21,624	1.4%

(1) Other expenses are part of the ´Other expenses by function´ as presented in the Consolidated Statement of Income. These Other expenses mainly consist of losses related to the sales and write off of fixed assets.

(2) EI are part of ‘Other expenses by function’ as presented in the Consolidated Statement of Income; 2014 EI corresponds to the effect of CLP 1,628 million associated with restructuring processes across Operating segments.

(3) The difference between the MSD&A presented in this table and the total of ´Distribution costs´, ´Administrative expenses´ and ´Other expenses by function´ of the Consolidated Statement of Income (F-8) for an amount of CLP 3,371 million, CLP 2,372 million, and 2,027 for the years 2014, 2015 and 2016 respectively, is the total of Other expenses for an amount of CLP 1,743 million, CLP 2,372 million, and CLP 2,072 million for the years 2014, 2015 and 2016 respectively, and Exceptional Items for an amount of CLP 1,628 million, CLP 0 million, and CLP 0 million for the years 2014, 2015 and 2016 respectively.

(4) Defined, for management purposes, as Net Income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes.

FISCAL YEAR ENDED DECEMBER 31, 2016 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2015

The major occurrences of the fiscal year ended 2016 were: (a) the 60% average devaluation of the Argentine peso against the US dollar and 55% against the Chilean peso during 2016; (b) the continuous execution of the “ExCCelencia CCU” program; (c) the combination of the route-to-market in the beer and non-alcoholic categories in Chile; (d) the new “Labeling Law”, which establishes certain restrictions on promotion material, labeling, and commercialization of non-alcoholic beverages and  products that have been classified as being “high” in calories or that contain any of the defined critical nutrients, such as sodium, sugar and saturated fats.

Net sales

Our Net sales were CLP 1,558,898 million in 2016 compared to CLP 1,498,372 million in 2015, representing an increase of 4.0%, primarily due to higher sales volumes and higher average prices in the Chile and Wine Operating segments. Net sales performance of each of our Operating segments during 2016 is described below:

Chile: Net sales increased 9.7% to CLP 997,376 million as a result of 4.5% higher sales volume coupled with 4.9% higher average prices. Higher sales volumes were fueled partially by promotional activities performed throughout the year as well as the successful implementation of the combined route-to-market in beer and non-alcoholic beverages, which led to improve execution at the points of sale. Average prices increased due to revenue management initiatives and the incorporation of high value brands to the portfolio.

International Business: Net sales decreased 8.8% to CLP 370,109 million, as a result of 1.0% higher sales volumes offset by 9.6% lower average prices as a consequence of the devaluation of the Argentine peso against Chilean peso.

Wine: Our Net sales of wine increased 6.3% to CLP 201,402 million in 2016, from CLP 189,515 million in 2015. The increase in Net sales was achieved due to a 3.0% higher sales volume and a 3.2% increase in average prices. This was due to both the domestic business, where we once again consolidated our leading position in market value, and the growth in the export businesses, combined with price increases and the strengthening of our distribution to our strategic markets.

Cost of sales

The cost of sales consists primarily of the cost of raw materials, packaging, labor costs for production, personnel, depreciation of assets related to production, depreciation of returnable packaging, licensing fees, bottle breakage and costs of operating and maintaining plants and equipment. Our Cost of sales in 2016 was CLP 741,820 million compared to CLP 685,075 million in 2015, an 8.3% increase compared to 2015. As a percentage of Net sales, Cost of sales increased to 47.6% in 2016 from 45.7% in 2015. The Cost of sales for our Operating segments during 2016 is described below:

Chile: The Cost of sales for our Chile Operating segment increased 14.5% to CLP 471,152 million in 2016, from CLP 411,375 million in 2015. Cost of sales as a percentage of Net sales increased to 47.2% in 2016 from 45.2% in 2015, primarily due to the incorporation of high value brands, and the 3.5% average currency devaluation in Chile during the year compared to last year, partially offset by the results of the industrial and procurement initiatives of the efficiency program “ExCCelencia CCU”.

International Business: The Cost of sales of our International Business Operating segment decreased 3.2% to CLP 157,486 million in 2016, from CLP 162,665 million in 2015. Cost of sales as a percentage of Net sales increased to 42.6% in 2016 from 40.1% in 2015. This was mainly due to the average devaluation of the local currency against the USD in 2016 when compared to 2015: 60% in Argentina, 11% in Uruguay and 9% in Paraguay. This was partially offset by the results of the industrial and procurement initiatives of the efficiency program “ExCCelencia CCU”.

Wine: The Cost of sales for our Wine Operating segment increased 6.6% to CLP 112,938 million in 2016, from CLP 105,956 million in 2015. Cost of sales, as a percentage of Net sales, increased from 55.9% in 2015 to 56.1% in 2016, mostly due to the cost of grapes of the 2016 harvest, which had challenging weather conditions but was partially offset by the results of the industrial initiatives of the efficiency program.

Gross margin

Our Gross margin increased 0.5% to CLP 817,078 million in 2016, from CLP 813,296 million in 2015. As a percentage of Net sales, Gross margin decreased to 52.4% in 2016 from 54.3% in 2015.

Marketing, Selling, Distribution and Administrative Expenses

The Marketing, Selling, Distribution and Administrative expenses (“MSD&A”) primarily include advertising and promotional expenses, selling expenses, distribution costs such as product transportation costs, services provided by third parties and other administrative expenses. Our MSD&A expenses increased 1.1% to CLP 619,543 million in 2016, from CLP 612,565 million in 2015. As a percentage of Net sales, our MSD&A decreased to 39.7% in 2016 from 40.9% in 2015. The MSD&A performance of each Operating segment during 2016 is described below:

Chile: The MSD&A expenses of our Chile Operating segment increased 8.7% to CLP 373,408 million in 2016, from CLP 343,381 million in 2015. Nevertheless, as a percentage of Net sales, MSD&A decreased to 37.4% in 2016 from 37.8% in 2015, mainly due to the results of the efficiency plan “ExCCelencia CCU” especially in the logistics front.

International Business: The MSD&A of our International Business Operating segment decreased 11.4% to CLP 191,414 million in 2016, from CLP 216,099 million in 2015, mainly due to the currency translation effect and efficiencies captured. As a percentage of Net sales, our MSD&A decreased to 51.7% in 2016 from 53.3% in 2015, partially explained by the results of the logistics initiatives of the "ExCCelencia CCU" program.

Wine: The MSD&A of our Wine Operating segment increased 1.8% to CLP 52,007 million in 2016, from CLP 51,070 million in 2015. Nevertheless, MSD&A as a percentage of Net sales, decreased to 25.8% in 2016 from 26.9% in 2015, primarily due to our “ExCCelencia CCU” plan.

Other Operating Income/(expenses) and Exceptional items

The Other operating income/(expenses) decreased 25.9% in 2016 to CLP 3,117 million, from CLP 4,205 million in 2015. In 2016, we incurred restructuring costs of CLP 980 million from our operation in Uruguay, where we moved to an indirect distribution model. Due to greater efficiencies of the indirect distribution model, we expect to recover these costs within two years.

Adjusted Operating Result

Our Adjusted Operating Result decreased 2.1% to CLP 200,652 million in 2016, as compared to CLP 204,937 million in 2015 and as a percentage of Net Sales decreased from 13.7% to 12.9% in 2016. The Adjusted Operating Result performance of each of our Operating segments during 2016 is described below:

Chile: The Adjusted Operating Result for the Chile Operating segment decreased 0.5% to CLP 154,551 million, with a 9.7% increase in Net sales but offset with an increase of 14.5% in Cost of sales and an 8.7% increase of MSD&A expenses. The Adjusted Operating Result margin decreased from 17.1% in 2015 to 15.5% in 2016, mostly as a result of the slow economic environment and the increase in cost of sales as a result of the 3.5% average currency devaluation in Chile during 2016 compared to 2015.

International Business: The Adjusted Operating Result for the International Business Operating segment decreased 31.2% to CLP 20,815 million. The Adjusted Operating Result margin decreased from 7.5% in 2015 to 5.6% for 2016, mostly as a result of the slow economic environment, high levels of inflation, and the devaluation of the local currencies against the USD in 2016 when compared to 2015.

Wine: The Adjusted Operating Result from our wine Operating segment increased 14.3% to CLP 37,189 million in 2016, from CLP 32,533 million in 2015. The Adjusted Operating Result margin increased from 17.2% in 2015 to 18.5% in 2016, mainly due to our increased volumes and prices in CLP terms, combined with efficiencies obtained through the "ExCCelencia CCU" plan, partially offset by the increased cost of the grape.

Other: The Adjusted Operating Result for Others improved from a loss of CLP 13,193 million in 2015 to a loss of CLP 11,903 million in 2016, mainly due to an increase in unrealized gains.

Net Financing Expenses

Our Net financing expenses decreased 4.1% to CLP 14,627 million in 2016 as compared to CLP 15,256 million in 2015. This increase was mainly due to a lower debt level in Argentina, partially offset by a lower level of Cash and cash equivalents in 2016.

Equity and income from joint ventures and associated

CCU has 50% or less participation in Cervecería Austral, Foods, BBO, CCC, and in other companies. The share of the gain/loss in the referred companies decreased to a loss of CLP 5,561 million in 2016, from a loss of CLP 5,228 million in 2015 mainly due to lower results in CCC and Foods, partially offset by a better result in Cervecería Austral.

Result as per adjustment units and Foreign currency exchange differences

The adjustment applied to our net liabilities due to Chilean inflation and foreign exchange fluctuations resulted in a net loss of CLP 1,790 million in 2016, as compared to a net loss of CLP 2,325 million in 2015. This variation is primarily due to higher Result as per adjustment units and lower inflation during 2016 compared to 2015, partially offset by higher foreign currency exchange differences.

Other gains (losses)

Our Other gains (losses) decreased from a net gain of CLP 8,512 million in 2015 to a net loss of CLP 8,346 million in 2016. Mostly due to the negative results on our hedges related to the impact of foreign exchange rate fluctuations on taxes on our foreign currency denominated assets.

Income taxes

Our income taxes in 2016 amounted to CLP 30,246 million, translating into an effective consolidated tax rate of 17.8%. Income taxes in 2015 amounted to CLP 50,115 million translating into an effective consolidated tax rate of 26.3%. Income tax decreased by CLP 19,868 million due to a lower taxable income and to the positive effect of foreign exchange fluctuations on taxes, the latter also explaining the decrease in the effective tax rate from 2016 to 2015.

Net income for the year

Our Net income in 2016 decreased 0.3%, from CLP 140,526 million in 2015 to CLP 140,082 million in 2016.

Net income attributable to equity holders of parent

Our Net income attributable to equity holders of our parent company decreased 1.9% from CLP 120,808 million in 2015 to CLP 118,457 million in 2016.

Non-controlling interests

Non-controlling interests increased from CLP 19,717 million in 2015 to CLP 21,624 million in 2016.

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

Chile: Net sales increased 8.9% to CLP 909,460 million as a result of 4.1% higher sales volume coupled with 4.6% higher average prices. Higher sales volumes were fueled partially by promotional activities performed throughout the year as well as good execution at the points of sale and effective marketing campaigns, which allowed us to increase our consolidated market share and higher temperatures during the year. Average prices increased due to a higher sales mix price, coupled with price increases throughout the year.

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

Chile: The Cost of sales for our Chile Operating segment increased 9.9% to CLP 411,375 million in 2015, from CLP 374,336 million in 2014. Cost of sales as a percentage of Net sales increased to 45.2% in 2015 from 44.8% in 2014, primarily due to the 15% average currency devaluation in Chile during the year compared to last year, partially offset by lower USD denominated price of raw materials and by the results of the efficiency program “ExCCelencia CCU”.

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

Chile: The MSD&A expenses of our Chile Operating segment increased 4.5% to CLP 343,381 million in 2015 from CLP 328,766 million in 2014. Nevertheless, as a percentage of Net sales, MSD&A decreased to 37.8% in 2015 from 39.4% in 2014, mainly due to the results of the efficiency plan “ExCCelencia CCU”.

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

Adjusted Operating Result

Our Adjusted Operating Result increased 13.9% to CLP 204,937 million in 2015, as compared to CLP 179,920 million in 2014 and as a percentage of Net Sales decreased from 13.9% to 13.7% in 2015. Excluding the positive one-time effect compensation of CLP 18,882 million received by our Argentine subsidiary CICSA in Q2’14 for the termination of the contract that allowed us to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina and to produce and distribute Budweiser beer in Uruguay, Adjusted Operating Result increased by 27.3%, which means an EBIT margin expansion of 127 bps. The Adjusted Operating Result performance of each of our Operating segments during 2015 is described below:

Chile: The Adjusted Operating Result for the Chile Operating segment increased 16.9% to CLP 155,331 million due to an 8.9% increase in Net sales, partially offset by an increase of 4.5% in MSD&A expenses and an increase of 9.9% in Cost of sales. The Adjusted Operating Result margin increased from 15.9% in 2014 to 17.1% in 2015.

International Business: The Adjusted Operating Result for the International Business Operating segment increased 7.5% to CLP 30,266 million. The Adjusted Operating Result margin decreased from 9.4% in 2014 to 7.5% for in 2015. Excluding the above mentioned one-time effect compensation, the Adjusted Operating Result margin expansion was 437 bps.

Wine: The Adjusted Operating Result from our wine Operating segment increased 31.3% to CLP 32,533 million in 2015, from CLP 24,780 million in 2014. The Adjusted Operating Result margin increased from 14.4% in 2014 to 17.2% in 2015.

Other: The Adjusted Operating Result for this segment increased from a loss of CLP 5,888 million in 2014 to a loss of CLP 13,193 million in 2015, mainly due to a lower result in Corporate costs.

Net Financing Expenses

Our Net financing expenses increased 41.0% to CLP 15,256 million in 2015 as compared to CLP 10,821 million in 2014. This increase was primarily due to a lower level of Cash and cash equivalents in 2015.

Equity and income from joint ventures and associated

CCU has 50% or less participation in Cervecería Austral, Foods, BBO, CCC, and in other companies. The share of the gain/loss in the referred companies decreased to a loss of CLP 5,228 million in 2015, from a loss of CLP 899 million in 2014 mainly due to lower results in some of these joint ventures, including the divestments of the brands Calaf and Natur which generated a loss net of taxes of CLP 1,035 million.

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

Net income for the year

Our Net income in 2015 increased 16.3%, from CLP 120,792 million in 2014 to CLP 140,526 million in 2015, primarily as a result of a 13.9% increase in Adjusted Operating Result.

Net income attributable to equity holders of parent

Our Net income attributable to equity holders of our parent company increased 13.7% from CLP 106,238 million in 2014 to CLP 120,808 million in 2015.

Non-controlling interests

Non-controlling interests increased from CLP 14,553 million in 2014 to CLP 19,717 million in 2015.

B.       Liquidity and Capital Resources

Our principal source of liquidity has been cash generated by our operating activities, which amounted to CLP 173,622 million, CLP 219,511 million and CLP 190,014 million, during the years 2014, 2015 and 2016, respectively.

Our cash flow from operations and working capital are our primary sources to meet both our short-term and long-term obligations. In the opinion of our management, they are sufficient for those purposes.

The principal component of cash flows generated by operating activities in 2016 were amounts collected from clients net of payments to suppliers of CLP 646,311 million compared to CLP 649,767 million in 2015 and CLP 532,878 million in 2014.

In 2016, our cash flows from financing activities totalled outflows of CLP 95,303 million compared to outflows of CLP 82,839 million in 2015 and outflows of CLP 132,156 million in 2014. The principal components of cash flows used in financing activities consisted of dividends paid of CLP 69,820 million in 2016, including dividends paid relating to minority interests (CLP 66,147 million in 2015 and CLP 65,316 million in 2014), of the repayment of bank borrowings of CLP 25,295 million in 2016 (CLP 54,797 million in 2015 and CLP 20,766 million in 2014), partially offset by the proceeds from short-term and long-term borrowings of CLP 23,150 million in 2016 (CLP 42,929 million in 2015 and CLP 37,366 million in 2014), and other cash movement outflows of CLP 1,945 million in 2016 mainly due to the amortization of the series E bond (outflows of CLP 2,526 million in 2015 and outflows  of CLP 81,471 million in 2014 mainly due to the payment of the series I bond). Additionally, we paid amount of CLP 19,112 million for the acquisition of additional interests in Manantial S.A. through own subsidiaries Aguas CCU-Nestlé Chile S.A. and Embotelladoras Chilenas Unidas S.A.

In 2016, our cash used in investment activities totalled CLP 155,007 million compared to CLP 165,810 million in 2015 and CLP 238,970 million in 2014. The principal components of cash used in investment activities in 2016 consisted of capital expenditures of CLP 128,883 million (CLP 131,731 million in 2015 and CLP 230,080 million in 2014) and payments made to acquire interests in joint ventures, in non-controlling interests and to obtain control of subsidiaries or other businesses of CLP 29,859 million (CLP 44,084 million in 2015 and CLP 15,222 million in 2014).

As of December 31, 2016, we had CLP 58,342 million (CLP 75,485 million in 2015 and CLP 131,558 million in 2014) in cash, overnight deposits, bank balances, time deposits and investments in mutual funds, which do not include CLP 75,448 million (CLP 117,069 million in 2015 and CLP 83,217 million in 2014) corresponding to securities purchased under resale agreements. Indebtedness, including accrued interest, amounted to CLP 160,490 million as of December 31, 2016. Short-term indebtedness included:

• CLP 39,080 million of short-term bank borrowings,

• CLP 3,250 million of bonds payable, and

• CLP 216 million of financial lease obligations.

As of December 31, 2016, long-term indebtedness, excluding the current portion, comprised:

• CLP 29,606 million of long-term obligations to banks,

• CLP 70,837 million of long-term obligations to the public represented by bonds, and

• CLP 17,501 million of long-term financial lease obligations.

In December 2004 the Company issued a bond (“E” series) for UF 2 million with a 20-year term to maturity in the local market. This obligation accrues interest at a fixed annual rate of UF+4.0% and amortizes capital on a constant semi-annual basis.

In April 2009 the Company issued two series of notes in the local market for UF 3 million and UF 2 million for a total of CLP 104,188 million in order to refinance a previous loan of CLP 30,000 million and a US$ 100 million syndicated loan that matured in November 2009. The conditions of the bonds are as follows:

	“I” Series	“H” Series
UF amount	3 million	2 million
Term	5 years	21 years
Amortization	Bullet	Semi-annual since year 11
Interest Rate	UF+3.00%	UF+4.25%

Additionally, during March 2014 we paid all outstanding amounts under the “I” Series bonds.

As of December 31, 2016, some of our outstanding debt instruments required that we maintain certain financial ratios. The most significant covenants required us to maintain a consolidated interest coverage ratio of Adjusted Operating Result before Depreciation and Amortization (as calculated by CCU in accordance with particular debt instruments in order to measure such instruments’ financial covenants) to interest expenses equal to or higher than 3.00 to 1.00; to maintain a consolidated leverage ratio (the ratio of adjusted liabilities to adjusted equity) equal to or lower than 1.50 to 1.00 in CCU, 1.20 to 1.00 in VSPT and 2.50 to 1.00 in CPCh; a minimum consolidated equity of CLP 312,516.75 million, of CLP 83,337.8 million in VSPT and of UF 770 thousand (CLP 20,288 million as of December 31, 2016) in CPCh; and a maximum indebtedness ratio of less than 3.00 to 1.00 from financial liabilities (bank loans, notes, and leasing obligations) to Adjusted Operating Result before Depreciation and Amortization. Furthermore, we were required to maintain a ratio of our unpledged assets over our unsecured liabilities of at least 1.2. The definition of, and calculation mechanics for, all covenants were established when we first entered into these debt instruments, and were based on Chilean GAAP, which are no longer in use since the Company adopted IFRS, as issued by the IASB. For that reason, the Company in 2010 adapted, with the consent of its creditors, these requirements to the new accounting standards and principles.

At December 31, 2016, we met all our financial debt covenants and had a consolidated interest coverage ratio of 13.99 to 1.00, a consolidated leverage ratio of 0.49 to 1.00. The consolidated adjusted equity attributable to equity holders of the parent company as of December 31, 2016 was CLP 1,136,527 million. Our ratio of unpledged assets over unsecured liabilities was 3.06.

None of our indebtedness, or that of our subsidiaries, contains any term that restricts our ability to pay dividends other than the requirement to maintain a minimum consolidated equity.

The following table summarizes debt obligations held by us as of December 31, 2016. The table presents principal payment obligations in millions of Chilean pesos by interest rate structure, financial instrument and currency, with their respective maturity dates and related weighted-average interest rates:

Interest - Bearing Debts(1) as of December 31, 2016
(millions of CLP, except percentages)

			Contractual Flows Maturities

Fixed Rate		Averge Int.Rate	2017	2018	2019	2020	2021	Thereafter	TOTAL
CLP (UF) (2)	Bonds	4.2%	5,660	5,556	7,846	9,986	9,680	56,879	95,607
CLP (UF) (2)(3)	Banks	6.0%	1,775	1,620	11,588	1,153	1,153	28,639	45,929
CLP$	Banks	5.8%	28,794	2,660	2,660	313	313	-	34,740
US$	Banks	2.9%	1,086	-	-	-	-	-	1,086
Argentine pesos (4)	Banks	28.7%	9,686	4,378	2,683	-	-	-	16,747
Uruguayan pesos	Banks	6.0%	1,045	348	348	-	-	-	1,742

TOTAL			48,046	14,562	25,126	11,452	11,146	85,517	195,850

Variable rate		Averge Int.Rate	2017	2018	2019	2020	2021	Thereafter	TOTAL
US$	Banks	1.8%	108	5,332	-	-	-	-	5,440
Argentine pesos	Banks	16.6%	2,154	1,586	1,005	-	-	-	4,744

TOTAL			2,262	6,917	1,005	-	-	-	10,184

TOTAL			50,308	21,480	26,130	11,452	11,146	85,517	206,034

(1)   Including long-term debt obligations and capital lease obligations.

(2)   UF as of December 31, 2016
(3)   Includes Capital Lease Obligations for an amount of CLP 34,962 million
(4) Includes Capital Lease Obligations for an amount of CLP 5 million

To hedge our market risks, we hold debt obligations in various currencies and enter into derivatives contracts. See “Item 11: Quantitative and Qualitative Disclosure about Market Risk”.

Our treasury policy is to invest in highly liquid financial instruments issued by first-class financial institutions. Investments are made primarily in Chilean pesos. As of December 31, 2016, we had invested CLP 92,407 million in time deposits, mutual funds and securities purchased under resale agreements (Repos). The following table summarizes financial instruments, including time deposits, mutual funds and securities purchased under resale agreements (Repos), held by us as of December 31, 2016:

Short-Term Financial Instruments
(in millions of CLP)
Time deposits	16,935
Mutual Funds	25
Repos	75,448
Total	92,407

Capital Expenditures

Our plans for capital expenditures through the period 2017-2020 are displayed in the following table:

CLP million	2017	2018	2019	2020
Chile	138,102	197,254	127,745	90,394
Abroad	37,637	43,372	22,155	23,130
Total	175,739	240,626	149,899	113,523

During the years 2017 through 2020, we plan to make capital expenditures mainly to adapt, update and increase production capacity, installing new packaging lines, enhancing environmental protection, optimizing our distribution system and warehouse facilities, investing in additional returnable bottles and crates to replace obsolete inventories, adapting to new packaging formats and supporting industry volume growth. Capital expenditures are also directed to improving management information systems and making additional investments in marketing assets.

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

The financing of our investments comes mostly from cash flow from operations generated by the Company and new credits, always taking into account an adequate debt/equity structure in order to minimize capital costs, and at the same time debt levels and maturities compatible with our operational cash flow generation.

C.       Research and Development

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

The license agreement between CCU Argentina and Anheuser-Busch, signed in 1995, as amended, also provides us with both technical and marketing assistance for the production and marketing of Budweiser beer brand in Argentina. See “Item 4: Information on the Company – Business Overview – Production and Marketing –International Business Operating segment”.

D.       Trend Information

The Chilean economy grew 1.6% in 2016, with an inflation rate of 2.8%. Average unemployment was 6.5% in 2016. We cannot assure you that the consumption of our products will vary in the same proportion as the overall economic indicators, since there is no perfect correlation. The conditions in particular sectors of the economy may have different impact in our business. Factors such as competition and changes in relative prices among the various types of beverages can affect the consumption of our products.

In August 2016, labor reform Law N°20,940 was approved, which results in a more rigid labor market, effective as of April 2017.

On June 26, 2015 Decree N°13 of the Ministry of Health was published which modifies the Sanitary Food Products Regulations (DC 977 of the Ministry of Health) and enforces Law N°20,606 of 2012 regarding the nutritional composition of food products and its promotion. Both regulations establish certain restrictions on promotion material, labeling, and commercialization of these products that have been classified as being “high” in calories or any of the defined critical nutrients, such as sodium, sugar and saturated fats. Additionally on November 13, 2015 Law N°20,869 regarding the promotion of food products was published, restricting the time of day promotions for products high in calories or any of the defined critical nutrient can be aired on television and in the cinema. This regulation change came into force on June 27, 2016 and affected part of our non-alcoholic portfolio. We have taken measures to mitigate the impact of this new law.

The Chilean Congress is currently discussing a bill that provides, among others, for a new regime of temporary water rights, which apply to future water rights that are granted. The bill would also introduce a system of revocation of water rights, for those not in use. This bill could undergo modifications during its discussion in the Chilean Congress. After its enactment, regulations will be required for the implementation of the new regime, which is not expected to occur during the year 2016. If enacted during 2017, respective regulations should be dictated for effects of the new implementation of this bill.

All CCU plants have electrical power contracts, either regulated or agreed with distributors or generators, with prices tied to spot prices, coal prices and CPI (U.S. consumer price index). A shortage is not foreseen in the coming years.

Natural gas for CCU plants came from GNL Quinteros facilities, which imports gas from renewable sources at international prices. We do not foresee any shortages.

In 2016 the Argentine economy contracted 3.8% and the country experienced inflation levels of approximately 40%, and devaluation levels of 60% against the U.S. Dollar, impacting our U.S. Dollar denominated cost of sales, and devaluation of 55% against the Chilean peso, impacting our revenues from CCU Argentina reported in Chilean pesos. Future volatility of exchange rates of the Chilean peso and Argentine peso in any given period may affect the level of income reported from our foreign operations under IFRS.

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

Since January 2006, the Argentine government has adopted different methods to directly and indirectly regulate the prices of various consumer goods, including bottled beer, in an effort to slow inflation. Additionally, measures taken by the previous Argentine government to control the country’s trade balance and to limit the access to foreign currencies have negatively impacted the free import of goods and royalty payments by the Company, and also the repatriation of profits. This situation has changed following the installation of the new government in December 2015. We cannot assure you that the current Argentine government will not implement this type of measures and that these will not have an adverse effect on our operations in Argentina.

E.       Off Balance Sheet Arrangements

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

F.        Contractual Obligations

The following table summarizes our known contractual obligations as of December 31, 2016:

			Payments due by period
			(in million of CLP)
Contractual Obligations (1)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-Term Debt Obligations	171,067	48,889	45,007	20,293	56,879
Capital Lease Obligations (2)	34,967	1,419	2,603	2,306	28,639
Operating Lease Obligations (3)	482,101	175,604	239,761	32,682	34,053
Purchase Obligations (4)	484,323	137,417	240,128	62,209	44,570
Total	1,172,458	363,329	527,499	117,489	164,141

(1) Includes interest payments.
(2) Includes our obligations to lease our headquarters building (see Note 26 to the financial statements).
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

d) Severance Indemnities: As of December 31, 2016, the liabilities for mandatory severance indemnities have been determined at their current actuarial value, based on the accrued cost of the benefit, using an annual discount interest rate of 5.52% in Chile and 31.88% in Argentina. The calculation also considers several assumptions such as the estimated years of service that personnel will have at the date of their retirement, mortality rates and future salary increases.

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

The Company acquires loan insurances covering approximately 90% and 99% of the individually significant accounts receivable balances, for the domestic market and the international market, respectively, of the total of accounts receivable, net of a 10% deductible.

An impairment of accounts receivable balances is recorded when there is objective evidence that the Company will not be capable to collect amounts according to the original terms. Some indicators that an account receivable has impairment are the financial problems, initiation of a bankruptcy, financial restructuring and age of the balances of our customers.

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

Derivative Instruments

All derivative financial instruments are initially recognized at fair value as of the date of the derivative contract and subsequently re-measured at their fair value. Gains and losses resulting from fair value measurement are recorded in the Statement of Income as gains or losses due to fair value of financial instruments, unless the derivative instrument is designated as a hedging instrument.

The Financial Instruments at fair value through profit and loss include financial assets classified as held for trading and financial assets which have been designated as such by the Company. Financial assets are classified as held for trading when acquired with the purpose of selling them within a short term. Derivative financial instruments fair values that do not qualify for hedge accounting are immediately recognized in the consolidated statement of income under Other gains (losses). These derivatives fair values are recorded under Other financial assets or Other financial liabilities.

Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

Derivative instruments classified as hedges are accounted for as cash flow hedges.

In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the derivative instrument used in the hedging is highly transaction effective to offset changes in inception  cash flows of the hedged item. A hedge is considered effective when changes in the cash flows of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flows of the hedging instrument with effectiveness between 80% to 125%.

The total fair value of hedging derivatives are classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The ineffective portion of these instruments can be viewed in Other gains (losses) of the Consolidated Statements of Income. The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flow hedges are initially recognized in Cash Flow Hedge Reserve in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the Statement of Income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Statement of Income. When a cash flow hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Statement of Income.

f) Accounting changes:

During the year ended on December 31, 2016, there have been no significant changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these consolidated financial statements.

ITEM 6: Directors, Senior Management and Employees

A.   Directors and Senior Management

The following table sets forth certain information with respect to the members of our board of directors:

Directors	Position	Position Held Since	At CCU Since
Andrónico Luksic	Chairman of the Board	April 2013 (Chairman) November 1986 (Director)	November 1986
Marc Busain	Vice Chairman of the Board	April 2016	April 2016
Francisco Pérez	Director	July 1998	February 1991
Carlos Molina	Director	April 2012	April 2012
Vittorio Corbo	Director	April 2012	April 2012
Pablo Granifo	Director	April 2013	April 2013
Rodrigo Hinzpeter	Director	July 2015	July 2015
Didier Debrosse	Director	July 2015	July 2015
José Miguel Barros	Director	April 2016	April 2016
John Nicolson (1)	Vice Chairman of the Board	November 2008 (Vice Chairman) October 2008 (Director)	October 2008
Jorge Luis Ramos (1)	Director	May 2011	May 2011

(1) Until April 13, 2016

Andrónico Luksic (63) was appointed Chairman of the board in April 2013 and has served as a Director since November 1986. He is currently the Chairman of the board of Cervecería CCU, ECUSA, CCU Argentina and a member of the board of CCC. He is also currently Chairman of the Board of Quiñenco S.A. and LQ Inversiones Financieras S.A., Vice Chairman of the Board of Banco de Chile and Compañía Sud Americana de Vapores S.A., as well as a member of the board of directors of several other companies and institutions, including Antofagasta plc, Antofagasta Minerals, Nexans, Tech Pack S.A., and Invexans S.A. Mr. Luksic is a member of the International Business Leaders’ Advisory Council for the Mayor of Shanghai. He is a member of the International Advisory Board of Barrick Gold, the International Advisory Council of the Brookings Institution, the Advisory Board of the Panama Canal Authority, and the Chairman’s International Council of the Council of the Americas. In addition, Mr. Luksic is a Trustee Emeritus at Babson College, and a member of the Harvard Global Advisory Council, the International Advisory Board of the Blavatnik School of Government at Oxford University, the International Advisory Boards of both the Tsinghua University School of Economics and Management and the Fudan University School of Management, the Harvard Business School Latin America Advisory Board, the Dean’s Council at the Harvard Kennedy School, the Advisory Committee of the David Rockefeller Center at Harvard University, and the Latin American Executive Board of the MIT Sloan School of Management.

Marc Busain (49) was appointed as our director and Vice Chairman of the board in April 2016. He is member of the board of Cervecería CCU, ECUSA, CCU Argentina and CCC. He has been with Heineken since 1995 where he is currently President of Heineken Americas. Prior to that he served within Heineken as Managing Director of different countries including Mexico, France, Egypt and Burundi. He holds a Master´s degree in Economics from the Vrije Universiteit Brussel.

Francisco Pérez (59), has served as director since July 1998. He is Chief Executive Officer of Quiñenco since 1998. Prior to joining Quiñenco, he was our Chief Executive Officer between 1991 and 1998. He is member of the board of several companies, including Cervecería CCU, CICSA, CCU Argentina, ECUSA, CPCh, CCC, IRSA, Banco de Chile, Banchile Corredores de Seguros S.A., LQ Inversiones Financieras S.A.,VSPT, SM SAAM S.A., Nexans and Hapag Lloyd. Also he is chairman of the board of CSAV (Compañía Sud Americana de Vapores S.A.), ENEX (Empresa Nacional de Energía Enex S.A.) and Invexans S.A., and Vice Chairman of Tech Pack S.A. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile and a Master’s degree in Business Administration from the University of Chicago.

Carlos Alberto Molina (60), has served as our director since April 2012. He is also member of the board of Cervecería CCU, ECUSA, CCU Argentina, CICSA, VSPT, Foods, CCC and CPCh. He has over 30 years of management and strategic consulting experience in multiple industries, especially in beverages and consumer goods across the Americas. In beverages, his roles have included Business Development for Heineken Americas; Planning and Strategy for Femsa Cerveza; and board member of Kaiser in Brazil. Prior to these roles, Mr. Molina was a Partner with Booz, Allen & Hamilton, a global business consulting firm. Mr. Molina is a Mexican citizen and has a BBA from the University of Houston, and an MBA from the University of Texas.

Vittorio Corbo (74), has served as our director since April 2012. He is a Senior Research Associate at the Centro de Estudios Públicos (CEP) in Santiago, Chile. He is also Chairman of the board of Directors of Banco Santander Chile, Director of Grupo Santander Mexico, and economic consultant to several large corporations in Chile and abroad. He served in senior management positions at the World Bank in Washington, DC, was Professor of Economics in Canada, the U.S.A. and Chile, was also President of the Central Bank of Chile (2003-2007) and Director of Banco Santander S.A. (Spain) from 2011-2014 among other jobs. Mr. Corbo holds a Commercial Engineering degree (with maximum distinction) from Universidad de Chile and a Ph.D. in economics from MIT.

Pablo Granifo (58), was appointed as a director in April 2013. He has been the Chairman of Banco de Chile since 2007 and the Chairman of VSPT since 2013. He is member of the board of Cervecería CCU and ECUSA. Additionally, he is Chairman of the boards of Banchile Asesoría Financiera S.A., Socofin S.A., Banchile Securitizadora S.A., and Banchile Administradora General de Fondos S.A., and a member of the executive committee of Banchile Corredores de Seguros Limitada. He is also a member of the board of ENEX. He holds a Business Administration degree from the Pontificia Universidad Católica de Chile.

Rodrigo Hinzpeter (51), was appointed as a director in July 2015. He is also member of the board of Cervecería CCU, CCU Argentina, ECUSA and IRSA. Since 2014 he has been the General Counsel of Quiñenco. He is also member of the board of Invexans S.A. and Tech Pack S.A. Before that he was Minister of Interior Affairs and later Secretary of Defense for the Government of Chile. He received his Law degree from the Pontificia Universidad Católica de Chile.

Didier Debrosse (60), was appointed as a director in July 2015. He is also member of the board of Cervecería CCU, ECUSA and CCU Argentina. He has been working for Heineken since 1997, where he is currently President of Heineken Brazil. Additionally he is President of the Dutch Brazilian Chamber of Commerce and is Knight of the Legion of Honor as awarded by France. He received an Advanced Management Programme degree from INSEAD and completed the Board Member course at Harvard Business School.

José Miguel Barros (53), was appointed as a director in April 2016. He is member of the board of Cervecera CCU, CPCh, ECUSA and VSPT. He is a Senior Managing Director and Partner of Chilean Investment Bank Larrain Vial S.A. He is currently member of the Board of Lipigas S.A., CDF, and Stel Chile S.A. Mr. Barros holds a Commercial Engineering degree from Pontificia Universidad Católica de Chile and is a graduate from PADE, ESE Business School, Universidad de los Andes.

John Nicolson (63), served as our director from October 2008, and Vice Chairman from November 2008, until April 13, 2016. He served as member of the board of Cervecería CCU, ECUSA, CCU Argentina, CICSA and CPCh. He is the Chairman of IRSA and he was President of Heineken Americas and member of Heineken’s Executive Committee until 2013, having joined from Scottish & Newcastle following its acquisition by Heineken N.V. His early career was with ICI Plc, Unilever PLC and Fosters Brewing Group. He also holds a non-executive position as Chairman of AG Barr PLC, NED of Stock Spirits Group PLC, and NED of North American Breweries and is a member of Edinburgh University’s Advisory Board. He received a degree in Marketing and Economics at the University of Strathclyde, Scotland and also completed the Executive Program at Carnegie Mellon University, U.S.A. and the Directors’ Forum at London Business School, United Kingdom.

Jorge Luis Ramos (64), served as our director from May 2011 until April 13, 2016. He was member of the board of directors of Cervecería CCU, VSPT, ECUSA, CPCh and IRSA, among others. Mr. Ramos was appointed Deputy President for Heineken Americas in 2010 until 2013. He currently provides assistance to other boards of Heineken joint ventures in Central America. He also serves as director in other public and private companies in Mexico. He joined FEMSA in 1996 and became CEO of FEMSA Cerveza in 2006, after serving two years as Co-CEO. Mr. Ramos has a bachelor’s degree in Administration and Public Accounting from Tecnológico de Monterrey and an MBA degree from the University of Pennsylvania’s Wharton School of Business.

The principal business activities of our current and former 2016 and 2017 directors are summarized in the following table:

Directors	Business Activities
Andrónico Luksic	Chairman of CCU
Marc Busain	President of Heineken Americas
Francisco Pérez	Quiñenco’s CEO
Carlos Molina	Director of Companies
Vittorio Corbo	Director of Companies
Pablo Granifo	Chairman of Banco de Chile and VSPT
Rodrigo Hinzpeter	Manager Legal Department Quiñenco
Didier Debrosse	President of Heineken Brazil
José Miguel Barros	Director of Companies
John Nicolson	Former Vice Chairman of CCU
Jorge Luis Ramos	Director of Companies

At the shareholder’s meeting held on April 13, 2016 a new board was elected for a term of three years. The current members are Messrs. Andrónico Luksic, Marc Busain, Francisco Pérez, Carlos Molina, Vittorio Corbo, Pablo Granifo, Rodrigo Hinzpeter, Didier Debrosse and José Miguel Barros.

The following table sets forth certain information with respect to our senior management as registered at the SVS, as of April 12, 2017:

Senior Management	Position	Position Held Since	At Company Since
Patricio Jottar	Chief Executive Officer	July 1998	July 1998
Marisol Bravo	Corporate Affairs Senior Director	June 1994	July 1991
Felipe Arancibia	Chief Human Resources Officer	February 2014	April 2002
Diego Bacigalupo	Corporate Development Manager	January 2014	August 2013
Matías Bebin	General Manager CPCh	February 2014	October 2006
Felipe Benavides	General Counsel	March 2015	March 2015
Francisco Diharasarri	General Manager CCU Chile	October 2003	June 1985
Felipe Dubernet	Chief Financial Officer	February 2014	May 2011
Pedro Herane	General Manager VSPT	April 2013	May 2010
Ronald Lucassen	Industrial Processes Corporate Manager	May 2014	May 2014
Martín Rodriguez	Head of Project Management Office	March 2015	March 2015
Fernando Sanchis	General Manager CCU Argentina	May 1995	November 1994
Jesús García	General Comptroller	May 2005	May 2005
Ludovic Auvray	Manager International Business	June 2015	June 2015
Alvaro Rio	Manager Comercial CCU	March 2015	January 1991
Alvaro Román	Manager Transportes CCU	March 2015	March 1999

Patricio Jottar (54), has served as our Chief Executive Officer since 1998. He is also currently a director of Aguas CCU, Comercial CCU, Cervecería CCU, CCU Argentina, CICSA, ECUSA, VSPT, Foods, Bebidas CCU-Pepsico SpA, CCK, Bebidas del Paraguay and CCC, and is Chairman of the Board of CPCh, Transportes CCU and Promarca, among others. Prior to joining us, he was Chief Executive Officer of Santander Chile Holding. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile and a Master’s degree in Economics and Business Administration from the Instituto de Estudios Superiores de la Empresa, in Barcelona, Spain.

Marisol Bravo (57), is our Corporate Affairs Senior Director and has been with us since 1991. Prior to her current position, she was Head of Special Projects. Before joining us, she was Assistant Manager of Marketing at Citicorp Mutual Funds. She received a degree in Business Administration from the Universidad de Chile.

Felipe Arancibia (42), is our Chief Human Resources Officer and assumed the position in January 2014. He has been with us since 2002, holding several positions in Finance and Business Development. The latest position was as of Corporate Finance and Investor Relations Manager. Prior to this position he was Global Finance Manager for Heineken International in Amsterdam and Business Development Manager for Heineken Brazil in Sao Paulo. Before this position he was the Planning and Finance Manager at ECUSA. He received a degree in Business Administration from Universidad de Los Andes in Chile and holds an Executive Scholar Program in Finance and Alumnus from Kellogg School of Management, Northwestern University and a certificate in Human Resources from the Ross School of Business from the University of Michigan and is also a part-time Professor at Universidad de Los Andes in Chile.

Ludovic Auvray (46) is our Manager International Business, and has held that position since July 2015. He is Chairman of the board of Andrimar, Coralina, Marzurel, Milotur in Uruguay and, of Bebidas del Paraguay, and member of the board of CCC and BBO among others. He has worked with Heineken since 1995 where he has held various positions in Sales and Marketing, his latest position was Global Marketing Director for Cerveza Sol and Specialty Beers in Heineken International in Amsterdam. He received an MBA from the Babson Graduate School.

Diego Bacigalupo (37), is our Corporate Development Manager, and has held that position since January 2014. He has been with CCU since August 2013. He is currently a member of the board of Plasco, Aguas CCU, Manantial, BBO, Distribuidora del Paraguay, Milotur and Nutrabien, amongst others. Prior to his current position, he was Strategic Planning Manager of CCU between August and December 2013. Before joining us, he worked at Quiñenco within its Business Development area. He received an Industrial Engineering degree from the Pontificia Universidad Católica de Chile and an MBA from MIT Sloan School of Management.

Matías Bebin (34), has been the General Manager of CPCh since January 1, 2014. He is currently a member of the board of Transportes CCU. Prior to this position he was the Planning & Finance Manager for CPCh. He has been with us since 2006, working in different companies of the group such as ECUSA and Aguas CCU. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile and a MBA from Berkeley University.

Felipe Benavides (41) is our General Counsel, and has held the position since March 2015. He is currently a member of the board of Aguas CCU and Andrimar, Coralina, Marzurel, Milotur in Uruguay. Previous to this position he was the General Counsel at SMU since 2013. He was also a Senior Associate at Cariola, Diez, Pérez Cotapos and an International Associate for Debevoise & Plimpton LLP (New York). He received his Law degree from the Pontifica Universidad Católica de Chile and an LLM from Duke University.

Francisco Diharasarri (56), is the General Manager of CCU Chile and has been with us since 1985. Prior to his current position, General Manager of ECUSA and before that, he was General Manager of Cervecería CCU and General Manager of Plasco. He is also currently Chairman of the board of Aguas CCU, Comercial CCU, Plasco, Foods, Alimentos Nutrabien S.A., Manantial, and Bebidas Carozzi CCU and is also a member of the board of CRECCU, CICSA, Transportes CCU, Bebidas CCU-Pepsico, Bebidas del Paraguay, Promarca, among others. He received a degree in Civil Engineering from the Universidad de Chile.

Felipe Dubernet (47), is our Chief Financial Officer, and has held that position since February 2014. He has been with us since May 2011 as Procurement officer until January 2014. He is currently a member of the board of Plasco, CRECCU and Transportes CCU, among others. Prior to joining us, he worked for 15 years at Unilever holding several positions in Supply Chain and Finance in Chile, Brazil and United States. He received a degree in Civil Engineering from the Pontificia Universidad Católica de Chile.

Pedro Herane (47) is the General Manager of VSPT and assumed the position as of April 2013. Additionally, he is a member of the board of Viña Valles de Chile S.A., Viña Ältair S.A., Viña del Mar de Casablanca S.A., Viñas Orgánicas SPT. S.A., Finca La Celia S.A., and Transportes CCU. Prior to his current position, he was in charge of the Domestic Market as Commercial Manager of VSPT. Prior to joining us, he was Senior Group Manager at Procter & Gamble for 10 years in multiple positions in Chile, Latin America and United States. He received a Bachelor’s degree in Business from University Adolfo Ibáñez in Chile and a Master’s degree in Marketing from the Paris School of Management (ESCP – EAP) in France.

Ronald Lucassen (52), has been the Industrial Processes Corporate Manager since May 2014. Prior to this position, Ronald worked for Heineken since January 1990. He worked in The Netherlands as Production Manager in the Zoeterwoude Brewery and as Quality Manager in Den Bosch. Subsequently he has completed a number of international assignments, working as General Manager Brewing for DB Breweries’ in New Zealand, Technical Manager of GBNC in New Caledonia, Production Manager of the Hainan Brewery in China for Asia Pacific Breweries, Supply Chain Director Czech Republic, and Supply Chain Director Russia. He holds a Mechanical Engineering degree and a Master’s degree from the Technische Universiteit Delft.

Martín Rodriguez (56), is the Head of our Project Management Office, holding this new position since March 2015. He was at Quiñenco from 1999 to March 2015, as M&A Manager and Strategic Development Manager. He was a board member of Cervecería CCU, ECUSA and Foods until March 2015. He received a degree in Business and Administration from the Pontificia Universidad Católica de Chile, and holds a Master´s degree in Economics from the same University and an MBA from UCLA.

Fernando Sanchis (56), is the General Manager of CCU Argentina and has been with us since 1995. Prior to joining us, he was Chief Financial Officer of Embochile, a former PepsiCo bottler and held the same position at Uruguay’s PepsiCo’s bottler. He is also currently a board member of CCU Argentina, CICSA and Bebidas del Paraguay, among others. He received an accounting degree from the University of Buenos Aires in Argentina.

Alvaro Román (44), is our General Manager of Transportes CCU, and has held that position since May 2010. He has been with us since March 1999, where prior to his current role he held various positions in sales, marketing and business development. He received a degree in Civil Engineering from the Pontificia Universidad Católica de Chile.

Alvaro Río (56) is our General Manager of Comercial CCU, and has held that position since May 2010, and as part of the Senior Management since March 2015. Also, he is currently Chairman of the board of CRECCU S.A., amongst others. He has been with CCU since 1991 holding various positions including Operational Manager of Transportes CCU, and Sales Manager of Cervecería CCU. He received a degree in Business Administration from Universidad Diego Portales.

Jesús García (54) is our General Controller since May 2015. He is currently a member of the board of Plasco and Transportes CCU. He has also worked with Heineken since 2000 in various Finance positions in Spain, the Netherlands and Singapore, and previously with Diageo and with PWC in Spain. Prior to joining CCU he served as Senior Regional Tax Manager Asia Pacific for the Heineken Group. He holds a degree in Business Law from Universidad de Sevilla, in Spain and a Master’s degree in Business Administration from Instituto Internacional San Telmo in Sevilla.

Our senior managers are full time employees; therefore, they do not perform principal business activities outside us.

B.   Compensation

The board of directors’ gross compensation is determined by the shareholders at the annual shareholders’ meeting. As approved at the annual shareholders´ meeting held on April 13, 2016, the directors’ monthly remuneration, for their attendance to meetings, independent of the number of meetings held in each period, was fixed at UF 100 per Director, and UF 200 for the Chairman, plus an amount equivalent to 3% of the distributed dividends, for the board as a whole, at a rate of one-ninth for each director and in proportion to the time each one served as such during the year 2016. If the distributed dividends exceed 50% of the net profits, the board of directors’ variable remuneration shall be calculated over a maximum 50% of such profits. Those directors that are members of the directors committee (See Item 6.C. Board Practices – directors committee) receive a gross remuneration of UF 34 for each meeting they attend, plus the amount that, as the percentage of the dividends, is required to complete one third of the total remuneration a director is entitled to, pursuant to article 50 bis of Law Nº 18,046 and Regulation N° 1,956 of the SVS. Directors that are members and observers of the audit committee receive a monthly gross remuneration of UF 25. The described compensation package was also approved for 2017 at shareholders’ meeting held on April 12, 2017.

In 2016, the total compensation paid by us and our subsidiaries to each of our directors for services rendered was as follows:

	Attendance	Dividend
Director	Meetings fee	Participation(1)	Total
	(in thousands of CLP)
Andrónico Luksic Craig	68,564	201,347	269,911
Marc Busain	27,769	-	27,769
John Nicolson	40,593	201,347	241,940
Jorge Luis Ramos	59,011	260,930	319,941
Manuel José Noguera Eyzaguirre	-	100,673	100,673
Philippe Pasquet	-	147,244	147,244
Francisco Pérez Mackenna	203,582	283,644	487,226
Carlos Molina Solís	192,894	214,359	407,253
Vittorio Corbo	48,718	268,463	317,181
Pablo Granifo Lavin	139,457	253,397	392,854
Jose Miguel Barros van Hövell tot Westerflier	107,063	-	107,063
Rodrigo Hinzpeter Kirberg	139,483	100,673	240,156
Didier Debrosse	55,874	100,673	156,547
Total	1,083,008	2,132,750	3,215,758
(1) Includes the remuneration for members of the Audit and Directors Committees.

For the year ended December 31, 2016, the aggregate amount of compensation paid by us to all our Directors was CLP 3,216 million.

For the year ended December 31, 2016, the aggregate amount of compensation paid to our senior managers registered at the SVS during 2016, was CLP 7,566 million. We do not and are not required under Chilean law to disclose to our shareholders or otherwise make public information as to the compensation of our individual senior managers.

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

At the shareholder’s meeting held on April 13, 2016, a new board was elected for a term of three years. The current members of the board of directors are Messrs. Andrónico Luksic, Marc Busain, Francisco Pérez, Carlos Molina, Vittorio Corbo, Pablo Granifo, Rodrigo Hinzpeter, Didier Debrosse and José Miguel Barros. None of our directors is party to a service contract with us or any of our subsidiaries that provides for benefits upon termination.

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

According to the Chilean Securities Market Law and the Chilean Corporations Act, corporations whose market capitalization reaches or exceeds 1.5 million Unidades de Fomento (as of March 31, 2017 approximately CLP 39,708 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares, shall designate a “comité de directores” or “directors committee” and appoint at least one independent director. The directors committee shall be composed of three members and at least one member shall be independent. If the market capitalization or stock percentage falls below this threshold, the obligation to designate a directors committee no longer applies. However, corporations which do not meet these requirements may voluntarily assume the obligations concerning the directors committee, in which case they shall strictly follow the provisions of the Chilean Corporations Act.

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

Therefore, as of July 7, 2015 and until April 13, 2016, our directors committee was composed of Messrs. Vittorio Corbo, Francisco Pérez and Jorge Luis Ramos.

At the board meeting held on April 13, 2016, following the election of a new board of directors at the shareholders´ meeting held the same day, Mr. Vittorio Corbo, elected as independent director in accordance with Article 50 bis of the Chilean Corporations Act, appointed Messrs. Carlos Molina and Francisco Pérez as members of our directors committee in accordance with the above-referenced law.

The members of the directors committee receive a remuneration the amount of which is established annually by the shareholders, taking into consideration the duties that the directors committee members shall perform, which shall not be less than a third of the remuneration of a director. The gross remuneration of our directors committee members, as approved at the shareholders’ meeting of the Company held on April 12, 2017, is 34 Unidades de Fomento (as of March 31, 2017, approximately CLP 900.1 thousand) per attendance at a directors committee meeting plus the amount required to complete the remaining third of the remuneration of a director. The same remuneration package was approved for 2015 and 2016, at the shareholders’ meetings of the Company held on  April 15, 2015 and April 13, 2016, respectively.

The shareholders shall determine the budget of the directors committee and those of its advisors, which, pursuant to Chilean Corporations Act, shall not be less than the aggregate amount of the annual remuneration of the committee members. The directors committee shall be allowed to request the recruitment of professionals to fulfill its duties within the limits imposed by the budget. The activities of the directors committee, the annual report of the performance of its duties and its expenses, including its advisors’ expenses, shall be included in the annual report and conveyed to the shareholders. The budget of the directors’ committee and its advisors, approved at the shareholders’ meeting of the Company held on April 12, 2017, shall be equal to the aggregate amount of the annual remuneration of the committee members.

Audit Committee

In accordance with provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the corporate governance rules of the New York Stock Exchange (the “NYSE Rules”) applicable to us as a foreign private issuer with securities listed on a U.S. national exchange, we have an audit committee.

Due to the resignation of Mr. Philippe Pasquet of his position as director of the Company, effective as of June 30, 2015, at the board of directors´ meeting held on June 7, 2015, Mr. Jorge Luis Ramos was appointed as a member of the audit committee to replace Mr. Pasquet. Additionally, at the board of directors´ meeting held on July 7, 2015, director Mr. Carlos Molina was appointed to the audit committee on an observer status. Therefore, as of July 7, 2015 and until April 13, 2016, the audit committee was comprised of Messrs. Vittorio Corbo and Jorge Luis Ramos, and Messrs. Francisco Pérez and Carlos Molina participated in the audit committee´s meetings on an observer status.

At the board of directors meeting held on April 13, 2016, following the election of a new board at the shareholders´ meeting held the same day, the board of directors appointed directors Messrs. Vittorio Corbo and Carlos Molina to our audit committee. Messrs. Corbo and Molina meet the independence criteria under the Exchange Act and under the NYSE Rules. The board of directors also resolved that directors Messrs. José Miguel Barros and Francisco Pérez shall participate in the audit committee´s meetings as observers.

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

As approved at the shareholders’ meetings of the Company held on April 13, 2016 and April 12, 2017, members and observers of the audit committee receive a monthly gross remuneration of UF 25. The total annual budget for operating cost and advisors of the audit committee, approved at the shareholders’ meetings referred to above, amounts to UF 2,000.

D.   Employees

The following table shows the breakdown of our employees by operating segments as of December 31 for each of the years listed below:

	2014	2015	2016

Chile	4,439	4,547	4,567
International Business	1,857	1,938	1,990
Wine	1,206	1.250	1,264
Others (1)	340	365	365
Total	7,842	8,100	8,186
(1) Includes corporate head office functions only.

All employees whose contracts are terminated for reasons other than misconduct are entitled by law to receive a severance payment. In the last three years, we made severance payments in the amounts of CLP 9,258 million, CLP 6,078 million and CLP 10,342 million, respectively.

In Chile, permanent employees are entitled to the basic payment, as required by law, of one month’s salary for each year, or six-month portion thereof, worked. This condition is subject to a limitation of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981. Severance payments to employees hired before August 14, 1981 are not subject to this limitation. Our employees who are subject to collective bargaining agreements have a contractual benefit to receive a payment in case of resignation, consisting of a payment of one monthly base salary for each full year worked, not subject to a limitation on the total amount payable but subject to a limitation on the total number of employees who can claim the severance benefit during any one year. In 2016, we laid off 735 employees.

Chile Operating segment, Wine Operating segment and Other

In the Chile and Wine Operating segments and Other, as of December 31 of the last three years, we had a total of 5,985, 6,162 and 6,196 permanent employees, respectively. As of December 2016, 3,466 were represented by 45 labor unions. The average tenure of our permanent employees was approximately eight years.

Unionized employees represent approximately 56% of our total permanent workforce. Our management believes it generally has a good relationship with the labor unions representing our employees.

During 2016, 2,166 employees renewed their collective contracts, most of them for a period of two years.

We do not maintain any pension fund or retirement program for our employees. Workers in Chile are subject to a national pension fund law which establishes a system of independent pension plans, administered by Administradoras de Fondos de Pensiones (“AFPs”). We have no liability for the performance of the pension plans or any pension payments to be made to our employees.

In addition to our permanent work force, as of December 31, 2016, we had 424 temporary employees, who were hired for specific time periods to satisfy short-term needs.

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

In Argentina, unionized employees represent approximately 68% of our total permanent workforce, moreover in Uruguay this number represent 59% of our total permanent workforce.

In addition to our permanent work force, as of December 31, 2016, we had 239 temporary employees, who were hired for specific time periods to satisfy short-term needs.

E.   Share Ownership

Except as disclosed in “Item 7: Major Shareholders and Related Party Transactions – Major Shareholders”, as of March 31, 2017, our senior management and our board members in the aggregate directly owned less than one percent of our shares.

We do not maintain stock option or other programs involving our employees in the capital of the Company.

ITEM 7: Major Shareholders and Related Party Transactions

A.   Major Shareholders

Our only outstanding voting securities are our shares of our common stock. The following table sets forth information concerning the ownership of our common stock as of March 31, 2017, presenting the twelve largest shareholders and all of our directors and senior management as a group:

Shareholder	Number of shares owned	% Ownership

INVERSIONES Y RENTAS S.A. (1)	196,421,725	53.16%
J P MORGAN CHASE BANK SEGUN CIRCULAR	56,360,299	15.25%
BANCO ITAU POR CUENTA DE INVERSIONISTAS EXTRANJEROS	30,477,217	8.25%
BANCO DE CHILE POR CUENTA DE TERCEROS NO RESIDENTES	25,836,720	6.99%
INVERSIONES IRSA LTDA. (1)	25,279,991	6.84%
BANCO SANTANDER POR CUENTA DE INV. EXTRANJEROS	8,527,278	2.31%
BANCO SANTANDER-HSBC BANK PLC LONDON CLIENT ACCOUNT	3,118,000	0.84%
BANCHILE C. DE B. S.A	2,576,522	0.70%
BOLSA ELECTRONICA DE CHILE BOLSA DE VALORES	1,862,931	0.50%
BOLSA DE COMERCIO DE SANTIAGO BOLSA DE VALORES	1,344,589	0.36%
BTG PACTUAL CHILE S.A.C.B.	951,529	0.26%
VALORES SECURITY S.A.C.B.	855,859	0.23%
Our directors and senior management as a group (2)	14,897	0.004%
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

To the best of our knowledge our beneficial shareholders who own more than 5% of the outstanding shares of our common stock are IRSA with 60.00% and Commonwealth Bank of Australia with 7.62% (according to the Schedule 13G filed on February 14, 2017, stating a holding of 28,150,464 shares, as of December 31, 2016).

As of March 31, 2017, JPMorgan Chase Bank N.A. (“JPMorgan”), the Depositary for our ADR facility, was the record owner of 56,360,299 shares of our common stock (15.25% of the outstanding common stock) deposited in our ADR facility.

As of March 31, 2017, we had 4,274 shareholders of record. To the best of our knowledge 13 shareholders are not Chilean, excluding ADR holders, and of those 13 non-Chilean shareholders, to the best of our knowledge 2 are U.S. corporations with a total of 151,543 (0.04%) shares of common stock. Non-Chileans can also hold shares in custody of private banks. However, as that information is not publicly available, we have included four custodians as part of the 13 non-Chilean shareholders although we have no citizenship information relating thereto. All shareholders have equal voting rights.

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

  one or more related persons pursuant to the Chilean Securities Market Law;

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

  those contemplated by the bylaws of the company or upon sufficient grounds determined by the directors committee, as the case may be, which can include subsidiaries in which the company owns, directly or indirectly, at least 95% of the equity or capital stock; and

  those in which the office of director, manager, administrator, principal executive officer or liquidator has been held by a director, manager, administrator, principal executive officer or liquidator of the company within the prior 18 months.

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

The SVS may presume that any individual or corporate entity is related to a company if, because of relationships of equity, administration, kinship, responsibility or subordination, the person:

  whether acting alone or in agreement with others, has sufficient voting power to influence the company’s management creates conflicts of interest in doing business with the company;

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

Notwithstanding the above, the following related party transactions may be executed, pursuant to letters a), b) and c) of Article 147 of the Chilean Corporations Act, without complying with the requirements and procedures stated above, with prior authorization by the board:

1.   Transactions that do not involve a “material amount”. For this purpose, any transaction that is both greater than 2,000 Unidades de Fomento (as of March, 31, 2017, approximately CLP 52.9 million) and in excess 1% of the corporation’s equity, or involving an amount in excess of 20,000 Unidades de Fomento (as of March 31, 2017, approximately CLP 529.4 million) shall be deemed to involve a material amount. All transactions executed within a 12 month period that are similar or complementary to each other, with identical parties, including related parties, or objects, shall be deemed to be a single transaction.

2.   Transactions that pursuant to the company’s policy of usual practice as determined by its board of directors, are in the ordinary course of business of the company. Any agreement or resolution establishing or amending such policies shall be communicated as a “Relevant Fact” and made available to shareholders at the company’s business offices and on its internet site, and the transaction shall be reported as a “Relevant Fact”, if applicable.

3.   Transactions between legal entities in which the company possesses, directly or indirectly, at least 95% of the equity of the counterpart.

The usual practice policy adopted by the board of directors in the meeting held on January 13, 2010, as amended on July 6, 2011 and July 5, 2016, remains available to shareholders at the Company’s offices in Avenida Vitacura N° 2670, 26th Floor, Santiago, Chile, and on the web site www.ccu.cl.

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

On November 30, 2005, we and Heineken Brouwerijen B.V. amended the license and technical assistance agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina commencing June 18, 2003. These agreements have an initial term of 10 years beginning in June 2003, renewable for subsequent periods of five years. See “Item 4: Information on the Company – Business Overview – Our Beer Chile business– Beer Production and Marketing in Chile” and “Item 4: Information on the Company – Business Overview – Our Beer Argentina business– Production and Marketing in Argentina”.

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

On September 28, 2012, CICSA and Amstel Brouwerij B.V. signed the Trademark License Agreement which provides with the exclusive rights to produce, sell and distribute Amstel beer in Argentina. This agreement has an initial term of 10 years, and will be automatically renewed for a ten years period unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

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

On March 23, 2015, CICSA and Heineken Brouwerijen B.V. signed the Trademark License Agreement which provides with the exclusive rights to produce, sell and distribute Sol beer in Argentina. This agreement has an initial term of 10 years, and will be automatically renewed for a ten years period unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

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

Since the establishment of our directors’ committee in 2001, as required by the Chilean Corporations Act, it has reviewed all related-party contracts, before being sent to our board of directors for approval, which was standard practice prior to the creation of the directors’ committee. The above does not include related-party transactions executed according to the usual practice policy adopted by the board of directors on January 13, 2010 as amended on July 6, 2011 and July 5, 2016, in respect of transactions mentioned in letters a), b) and c) of Article 147 of the Chilean Corporations Act. Our principal related-party contracts include rental of properties, the rendering of services and product sales.

Our principal transactions with related parties for the twelve-month period ended December 31, 2016, are detailed below:

Company	Relationship	Transaction	Amount (in millions of CLP)
Heineken Brouwerijen B.V.	Related to the controlling shareholder	Products sale/ license/ technical assistance/ billed services	9,689
Amstel Brouwerijen BV	Related to the controller	License and technical assistance	166
Inversiones y Rentas S.A.	Shareholder	Dividends paid/Office rental	32,121
Inversiones Irsa Ltda.	Shareholder	Billing services	4,133
Inversiones PFI Chile Ltda.	Shareholders of subsidiary	Purchase of products/Billed services	13,318
Nestlé Waters S.A.	Shareholder of subsidiary	Royalty	433
Nestlé Chile S.A.	Shareholder of subsidiary	Dividends paid	3,531
Cervecería Kunstmann Ltda.	Shareholder of subsidiary	Product sales/billed services	523
Cervecería Valdivia S.A.	Shareholder of subsidiary	Dividends paid	634
Comercial Patagona Ltda.	Subsidiary joint venture	Marketing services/products sale	4,260
Cooperativa Agrícola Control Pisquero Ltda.	Shareholder of subsidiary	Loan/supply contract/ purchase grape/Dividends paid	4,960
Compañía Chilena de Fósforos S.A.	Shareholder of subsidiary	Dividends paid	1,274
Cervecería Austral S.A.	Joint venture	Sales of Products/Purchase of products/Billed services	5,735
Banco de Chile	Related to the controlling shareholder	Sales of products/Derivatives/Investments	158,293
Foods Compañía de Alimentos CCU S.A.	Joint venture	Services/ product sales/ consignment sales/ interests/ remittance paid and recieved	7,425
Alusa S.A.	Subsidiary related	Purchase of products	3,223
Canal 13 S.P.A.	Parent company related	Advertising	3,428
Banchile Corredores de Bolsa S.A.	Parent company related	Financial investments	231,900
Bebidas Bolivianas BBO S.A.	Associated	Sales of product and Contribution of capital	2,570
Central Cervecera de Colombia S.A.S.	Joint operation	Contribution of capital	22,944
Viña Tabalí S.A.	Related to the controller	Billed services	52
Operaciones y Servicios Enex Ltda.	Related to the controller	Sales of products	224
Quiñenco S.A.	Shareholder to Controller	Sales of products	14
Antofagasta Minerals S.A.	Related to the controller	Sales of products	36
Inversiones Enex S.A	Sales of products	Sales of products	1,162
Empresas Carozzi S.A.	Shareholder of joint operation	Sales of products	312

See Note 15 to our Consolidated Financial Statements for detailed information.

C.   Interests of Experts and Counsel

Not applicable.

ITEM 8: Financial Information

A.   Consolidated Statements and Other Financial Information

See “Item 18: Financial Statements” and “Item 19: Exhibits” for the Company's Financial Statements and notes, audited by PricewaterhouseCoopers.

Wine Exports

We, through our subsidiary VSPT, exported wine to more than 80 countries in 2016. VSPT is the second-largest wine exporter in Chile. See “Item 4: Information on the Company – Business Overview – Operating Segments Information – Our Wine Operating Segment”.

The following table presents our total wine exports by volume and sales, as of December of the last three years as percentage of consolidated volume and sales for the last three years:

	2014	2015	2016

Exports (thousands of liters) (1)	70,519	75,788	77,927
% of total consolidated sales volume	3.08%	3.17%	3.14%

Exports (CLP million) (1)	108,064	123,544	131,168
% of total consolidated sales	8.33%	8.25%	8.41%

(1) Includes Argentinean operations and bulk wine.

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

Our board of directors announced at our annual shareholders’ meeting held on April 13, 2016, its dividend policy for future periods, authorizing the distribution of cash dividends in an amount at least equal to 50% of our Net income of the Year Attributable to Equity Holders of the Parent Company under IFRS for the previous year. Our dividend policy is subject to change in the future due to changes in Chilean law, capital requirements, economic results and/or other factors. During our annual shareholders’ meeting held on April 13, 2016, a dividend of CLP 97.47388 per share of common stock (CLP 194.94776 per ADS using the new ratio as of December 20, 2012 of 1 ADS to 2 common shares) was approved, in addition to the interim dividend of CLP 66 per share of common stock (CLP 132 per ADS) distributed in January 8, 2016. Together, these dividend payments amounted to CLP 60,404 million, representing 50.0% of the “Net income of the Year Attributable to Equity Holders of the Parent Company” for 2015.

Dividends are paid to shareholders of record on midnight of the fifth business day, including Saturdays, preceding the date set for payment of the dividend. The holders of ADRs on the applicable record dates are entitled to dividends declared for each corresponding period.

The board of directors, in its meeting held on December 6, 2016, approved the distribution, with a charge to 2016’s Net income attributable to equity holders of the parent company, of an interim dividend of CLP 66 per share of common stock (CLP 132 per ADS), totaling CLP 24,387,189,552, which was paid on January 6, 2017. Additionally, the board of directors, in its meeting held on March 8, 2017, resolved to propose to the next regular shareholders meeting, the distribution, with a charge to 2016’s Net income attributable to equity holders of the parent company, of a final dividend of CLP 110.32236 per share of common stock (CLP 220.64472 per ADS). The proposal, representing a total payment of CLP 40,764,428,866, was approved at our last annual shareholders’ meeting held on April 12, 2017 and the final dividend was paid beginning April 26, 2017 to the shareholders of record at midnight on April 20, 2017.

The following table sets forth the amounts of interim and final dividends and the aggregate amounts of such dividends per share of common stock and per ADS in respect of each of the years indicated:

Year ended December 31,	CLP Per share (1)			US$ Per ADS (2)
	Interim	Final (3)	Total	Interim	Final (3)	Total

2012	63	116.64	179.64	0.27	0.49	0.76
2013	63	103.49	166.49	0.24	0.37	0.61
2014	63	98.78	161.78	0.21	0.32	0.52
2015	66	97.47	163.47	0.18	0.29	0.47
2016	66	110.32	176.32	0.20	0.33	0.53

(1) Interim and final dividend amounts are expressed in historical pesos.

(2) U.S. dollars per ADS dividend information serves reference purposes only as we pay all dividends in Chilean pesos. On December 20, 2012, there was an ADS ratio change from 1 ADS to 2 common shares. The ammounts shown above have been adjusted to reflect this change. The Chilean peso amounts as shown here have been converted into U.S. dollars at the respective observed exchange rate in effect at each payment date. Note: The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

(3) The final dividend with respect to each year is declared and paid within the first five months of the subsequent year.

Pursuant to current Chilean foreign exchange regulations, a shareholder who is not a resident of Chile does not need to be authorized as a foreign investor in order to receive dividends, sale proceeds or other amounts with respect to its shares remitted outside Chile, but the investor must inform the Central Bank about any such transactions and must remit foreign currency through the Formal Exchange Market. See “Item 10. Additional Information – Exchange Controls” for additional information on how ADR holders may remit currency outside Chile. Dividends received in respect of shares of common stock by holders, including holders of ADRs who are not Chilean residents, are subject to Chilean withholding taxes. See “Item 10: Additional Information – Taxation”.

B.   Significant Changes

Nothing to report.

ITEM 9: The Offer and Listing

A.   Offer and Listing Details

For the periods indicated, the table below sets forth the reported high and low closing sales prices for the common stock on the Stock Exchanges in Chile as well as the high and low sales prices of the ADSs as reported by the NYSE:

	Santiago Stock Exchange		NYSE(1)
	(per share of common stock)		(per ADS)

	High	Low	High	Low
	(CLP)	(CLP)	(US$)	(US$)
Years
2012	7,788	5,930	32.73	24.07
2013	8,094	5,900	34.91	22.89
2014	6,900	5,600	24.22	17.89
2015	8,784	5,479	25.27	17.73
2016	8,120	6,500	24.17	18.78
2017 (through Mar. 31)	8,449	6,820	25.46	20.31

2014
1st quarter	6,400	5,670	24.22	20.46
2nd quarter	6,900	5,804	23.94	21.02
3rd quarter	6,750	6,200	23.79	21.02
4th quarter	6,594	5,600	22.13	17.89
2015
1st quarter	6,500	5,479	20.90	17.73
2nd quarter	7,146	6,409	23.91	20.73
3rd quarter	7,935	6,550	23.80	20.23
4th quarter	8,784	7,300	25.27	20.58
2016
1st quarter	7,875	6,502	22.87	18.78
2nd quarter	8,120	7,128	24.12	19.85
3rd quarter	7,810	6,530	24.17	19.31
4th quarter	7,250	6,500	21.85	19.49

Last six months
October 2016	7,250	6,577	21.85	19.58
November 2016	7,140	6,500	21.58	19.49
December 2016	7,119	6,585	21.39	19.79
January 2017	7,367	6,820	22.66	20.31
February 2017	7,740	7,285	23.94	22.40
March 2017	8,449	7,529	25.46	22.93
(1) On December 20, 2012, there was an ADS ratio change from 1 ADS to 5 common shares, to a new ratio of 1 ADS to 2 common shares. Prices shown above take into account this change.

Significant trading suspensions of the Company's stock have not occurred in the last three years.

B.   Plan of distribution

Not applicable.

C.   Markets

Our common stock is currently traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaíso Stock Exchange under the symbol “CCU”. The Santiago Stock Exchange accounted for approximately 87.7%, 88.3% and 87.4% of the trading volume of our common stock in Chile in the last three years, respectively. The remaining 12.3%, 11.7% and 12.6% respectively, was traded mainly on the Chile Electronic Stock Exchange. Shares of our common stock were traded in the United States on the NASDAQ Stock Market between September 24, 1992 and March 25, 1999 and on the NYSE since March 26, 1999, in the form of ADSs, under the symbol “CCU”, with such ADSs being evidenced by ADRs, which until December 20, 2012, had each represented five shares of our common stock. Starting on December 20, 2012, the ratio was changed so that each ADS represented two shares of our common stock. The ADSs are issued under the terms of a deposit agreement dated September 1, 1992, as amended and restated on July 31, 2013, among us, JPMorgan, as depositary, and the holders from time to time of the ADSs.

The trading volume of our ADSs in the NYSE in the last three years is as follows:

Year	Quarter	Traded Volume(1) (thousands of ADS)

2014	1st quarter	12,052
	2nd quarter	10,094
	3rd quarter	9,642
	4th quarter	10,771
	Total	42,559

2015	1st quarter	8,464
	2nd quarter	8,133
	3rd quarter	8,730
	4th quarter	9,338
	Total	34,666

2016	1st quarter	10,853
	2nd quarter	10,121
	3rd quarter	16,093
	4th quarter	15,288
	Total	52,355

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

Takeover defenses. Our bylaws do not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of us and that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries). See “Item 10.B. Memorandum and Articles of Association – rights, preferences and restrictions regarding shares”.

Ownership threshold. Our bylaws do not contain any ownership threshold above which shareholder ownership must be disclosed. For a description of the ownership thresholds mandated by Chilean law, see “– Rights, preferences and restrictions regarding shares” above. See “Item 10.B. Memorandum and Articles of Association – rights, preferences and restrictions regarding shares”.

Our bylaws do not impose any conditions that are more stringent than those required by law for effecting changes in our capital.

C.   Material Contracts

Not applicable.

D.   Exchange Controls

General Legislation and Regulations. The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. See “Item 3. Key Information – Selected Financial Data – Exchange Rates”. Foreign investments can be registered with the Central Bank of Chile under Chapter XIV of the Central Bank Foreign Exchange Regulations, which regulates foreign exchange transactions, including access to the Formal Exchange Market. Pursuant to Law N° 20,780, on June 25, 2015 Law N° 20,848 was enacted, replacing Decree Law N° 600 of 1974 and establishing a new statute for direct foreign investments (henceforth, the "New Statute for Foreign Investment"). The New Statute for Foreign Direct Investments went into effect as of January 1, 2016. Foreign investors in companies that maintain a valid foreign investment agreement with the Government of Chile pursuant to the regulations of Decree Law N° 600 will fully retain the rights and obligations set forth in said agreements, provided that the agreements were executed prior to January 1, 2016. The New Statute for Foreign Investment does not grant investors eligibility for a tax invariability regime, which was granted to them by Decree Law N° 600. However, a transitory 4 four-year system has been established, under which foreign investors may request foreign investment authorizations via the execution of agreements with the Government of Chile, albeit subject to a total income tax rate of 44.5%.

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

According to the New Rules, section 7 of Chapter XIV, duly in force, states that foreign exchange transactions made pursuant to Chapter XIV, executed before April 19, 2001, were to continue to be subject to the regulations in effect at the time of the transactions, unless the interested parties elect the applicability of the New Rules, expressly waiving the applicability of the provisions which would otherwise govern them.

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

The ADS facility is currently governed by Chapter XIV on “Regulations applicable to Credits, Deposits, Investments and Capital Contributions from Abroad”. According to Chapter XIV number 2.3, the establishment of an ADS facility is regarded as an ordinary foreign investment, subject to the above mentioned limitations, and it is not necessary to seek the Central Bank’s prior approval in order to establish an ADS facility. The establishment of an ADS facility only requires that the Central Bank be informed of the transaction, and that the transactions thereunder be conducted through the Formal Exchange Market.

Investment in Our Shares and ADSs

Investments made in shares of our common stock are subject to the following requirements:

According to Chapter XIV of the Central Bank Foreign Exchange Regulations Information Procedures and Forms Manual (hereinafter the “Manual”), any foreign investor acquiring shares of our common stock who brought funds into Chile for that purpose must bring those funds through an entity participating in the Formal Exchange Market; any foreign investor acquiring shares of our common stock to be deposited and converted into ADSs who brought funds into Chile for that purpose must bring those funds through an entity participating in the Formal Exchange Market; in both cases, the entity of the Formal Exchange Market through which the funds are brought into Chile must report such investment to the Central Bank following the instructions detailed in Chapter I of the Manual; all remittances of funds from Chile to the foreign investor upon the sale of the acquired shares of our common stock or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market; all remittances of funds from Chile to the foreign investor upon the sale of shares underlying ADSs (after conversion is implemented through the depositary) or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market; and all remittances of funds made to the foreign investor must be reported to the Central Bank by the intervening entity of the Formal Exchange Market.

When funds are brought into Chile for a purpose other than to acquire shares for subsequent deposit and eventual conversion into ADSs and subsequently such funds are used to acquire shares to be deposited and converted into ADSs, such investment must be reported to the Central Bank by the foreign investor (or its custodian in Chile) within ten days following the end of each month, using Appendix 3 of the Manual as detailed on its Chapter XIV number 6.

When funds to acquire shares of our common stock or to acquire shares for subsequent deposit and eventual conversion into ADSs are received by us abroad (i.e., outside of Chile), such investment must be reported to the Central Bank directly by the foreign investor within ten days following the end of the month in which the investment was made, according to number 2.2 of Chapter XIV of the Manual, using its Appendix N° 4.

When funds to acquire shares of our common stock or to acquire shares for subsequent deposit and eventual conversion into ADSs are received by us in Chile, such investment must be reported to the Central Bank directly by an entity participating in the Formal Exchange Market on the day the investment is made, according to number 1.2 of Chapter XIV of the Manual.

All payments in foreign currency in connection with our shares of common stock or ADSs made from Chile through the Formal Exchange Market must be reported to the Central Bank by the entity participating in the transaction, according to number 4 of Chapter XIV of the Manual. In the event there are payments made with foreign currency originating outside of Chile, the foreign investor must provide the relevant information to the Central Bank directly within the first ten calendar days of the month following the date on which the payment was made, according to number 5 of Chapter XIV of the Manual.

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

Cash dividends and Other Distributions. Cash dividends paid by us with respect to the ADSs or shares of common stock held by a foreign holder will be subject to a 35.0% withholding tax, which is withheld and paid by us (the “Chilean Withholding Tax”). A credit against the Chilean Withholding Tax is available based on the level of corporate income tax, or first category tax, actually paid by us on the taxable income to which the dividend is imputed; however, this credit does not reduce the Chilean Withholding Tax on a one-for-one basis because it also increases the base on which the Chilean Withholding Tax is imposed. In addition, distribution of book income in excess of retained taxable income is subject to the Chilean Withholding Tax, but such distribution does not have a related credit. Under modifications incorporated to the Chilean income tax law by Act N°20,780 enacted on September 29, 2014, and Act. N°20,899 enacted on February 1st, 2016, for purposes of determining the level of the first category tax that has been paid by us, dividends generally are assumed to have been paid out of our oldest retained taxable profits. Those modifications also provide for the "Partially Integrated System” for corporate tax, implementing a gradual increase in the First Category Income tax rate, going from 20% to 21% for the 2014 business year, to 22.5% for the 2015 business year, to 24% for the 2016 business year, to 25.5% for the 2017 business year and to 27% starting the 2018 business year. Whether the first category tax is imposed or not, the effective overall combined rate of Chilean taxes imposed with respect to our distributed profits would be 35.0%. Nevertheless, in the case that the retained taxable profits or exempted profits as of December 31 of the year preceding a dividend are not sufficient to attribute to such dividend, we will make a withholding of 35.0% of the amount that exceeds those retained taxable or exempted profits. In case such withholding is determined to be excessive before the end of the year, there will be rights to file for the reimbursement of the excess withholding.

The foregoing tax consequences apply to cash dividends paid by us. Dividend distributions made in property (other than shares of common stock) will be subject to the same Chilean tax rules as cash dividends.

Capital Gains. Gain realized on the sale, exchange or other disposition by a foreign holder of ADSs (or ADRs evidencing ADSs) will not be subject to Chilean taxation, provided that such disposition occurs outside Chile or that it is performed under the rules of Title XXIV of the Chilean Securities Market Law, as amended by Law N°19,601, dated January 18, 1999. The deposit and withdrawal of shares of common stock in exchange for ADRs will not be subject to any Chilean taxes, according to Rulings N°1,705 of May 15, 2006 and N°2,144 of October 3, 2013.

Until December 31, 2016, gain recognized on a sale or exchange of shares of common stock (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a foreign holder will be subject to both the first category tax and the Chilean Withholding Tax (the former being creditable against the latter) if (1) the foreign holder has held such shares of common stock for less than one year since exchanging ADSs for the shares of Common Stock, (2) the foreign holder acquired and disposed of the shares of common stock in the ordinary course of its business or as a regular trader of stock or (3) the sale is made to a company in which the foreign holder holds an interest (10.0% or more of the shares in the case of open stock corporations). In all other cases, gain on the disposition of shares of common stock will be subject only to the first category tax levied as a sole tax. However, if it is impossible to determine the taxable capital gain, a 5.0% withholding will be imposed on the total amount to be remitted abroad without any deductions as a provisional payment of the total tax due.

From January 1, 2017, the taxation with the alternative regime of first category as a sole tax on gains recognized on a sale or exchange of shares of common stock by a foreign holder will no longer be available. Consequently, gains obtained from this operations would be subject to both the first category tax and the Chilean Withholding Tax (the former being creditable against the latter), according to new article 17 N° 8 of the Chilean Income Tax Law, effective as of January 1, 2017.

The tax basis of shares of common stock received in exchange for ADSs will be the acquisition value of such shares. The valuation procedure set forth in the deposit agreement, which has been analyzed by the Chilean Internal Revenue Service pursuant to Ruling Nº 324 of 1990, values shares of common stock that are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, generally will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into shares of common stock and sale of such shares of common stock for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile. Ruling N° 324 of 1990 specifically analyzes the tax regime applicable to share transactions held with foreign investors through ADRs.

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

Given the amendments made to the Chilean Tax Legislation which is fully enforced from 2017, please bear in mind that the tax treatment just mentioned regarding the ADR could be subject to future modifications, considering that the current tax treatment of ADR is supported in Chilean Internal Revenue Service rulings mentioned above, taking into account the new regulation of the taxation in indirect transfer of assets.

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

It is important to take into account that Article 106 of the Chilean Income Tax Law that contains the mentioned exemption was abrogated by Act N° 20,712 enacted on December 24, 2013. Transitional article 5 of Act N° 20,712 indicate that the funds regulated by Law N° 18,657 will maintain the applicable tax regime of article 106, allowing the distribution of profits established in article 106, as long as they do not transform into one of the funds created by Act. No 20,712.

In addition, Transitory article 9 of Act N° 20,712 allows institutional foreign investors who have acquired securities as referred to in article 107 of the Income Tax Law prior to January 1, 2017, to enjoy, in the subsequent disposal of these securities, the exemption established in article 106, provided that during its operation in the country and the moment of acquisition and disposal of said securities comply with the requirements established in article 106.

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

Taxation of Distributions

Since January 1st, 2017, we are subject to Chile’s Partially Integrated System, which may affect the U.S. federal income tax treatment of distributions on our Common Stock or ADSs. See “Item 10, Additional Information—E. Taxation—Chilean Tax Considerations—Cash dividends and Other Distributions” above. In general, distributions with respect to the Common Stock or ADSs will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. If a distribution exceeds the amount of our current and accumulated earnings and profits, as so determined under U.S. federal income tax principles, the excess will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the Common Stock or ADSs, and thereafter as capital gain. We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. holders should assume all distributions are made out of earnings and profits and constitute dividend income. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

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

Under current law, the U.S. dollar amount of dividends by an individual with respect to the ADSs will be subject to taxation at a reduced rate if the dividends represent “qualified dividend income”. Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2016 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2017 taxable year. Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) tax year.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the shares of Common Stock (to the extent not represented by ADSs) will be treated as qualified dividend income, because the Common Stock are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of ADSs and Common Stock should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Dividends paid by us generally will constitute foreign source “passive category” income and will be subject to various other limitations for U.S. foreign tax credit purposes. Subject to generally applicable limitations under U.S. federal income tax law, Chilean income tax withheld on such dividends, reduced by the credit for any first category tax, as described above under “Item 10, Additional Information—E. Taxation—Chilean Tax Considerations—Cash dividends and Other Distributions”, generally will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election if it does not elect to claim a foreign tax credit for any foreign income taxes paid during the taxable year, all foreign income taxes paid may instead be deducted in computing such U.S. holder’s taxable income). In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax.

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

Qualitative Information About Market Risk

Interest Rate Risk

As of December 31, 2016, we had a total of CLP 10,143 million in debt indexed to variable interest rates (CLP 20,207 million as of December 31, 2015). Consequently, as of December 31, 2016, our financing structure consisted (without taking into account the cross currency interest rate swaps and cross interest rate swaps effects) of 6% (12% as of December 31, 2015) of debt with variable interest rates, and 94% (88% as of December 31, 2015) of debt with fixed interest rates.

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

As of December 31, 2016, after considering the effect of cross currency interest rate swaps and cross interest rate swaps, 97% (97% in 2015) of our debt had fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2016, including exchange rates, interest rates, maturities and effective interest rates are detailed in Note 26 to our audited financial statements included elsewhere in this annual report.

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

During 2016, we purchased 61,753 tons of malt (53,890 tons in 2015) and 13,914 tons of barley (46,620 tons in 2015). CCU Argentina acquires malt only from local producers. Such raw materials represent approximately 7% (9% in 2015 and 12% in 2014) of the direct cost for the Chile Operating segment.

Of the cost of Chile Operating segment, the cost of cans represents approximately 15% of the direct cost (12% in 2015 and 12% in 2014). Meanwhile in the International Business Operating segment the cans cost represent approximately 34% of the direct cost of raw materials in 2016 (30% in 2015 and 20% in 2014). See “Item 4: Information on the Company – Business Overview – Raw Materials and other Supplies” We do not hedge these transactions. Rather, we negotiate yearly contracts with malt suppliers.

Concentrates, sugar and plastic resin. The principal raw material used in the production of non-alcoholic beverages are concentrates, which are mainly acquired from licensees, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks with regards to these raw materials, which jointly represent 30% (29% in 2015 and 29% in 2014) of the direct cost for the Chile Operating segment. See “Item 4: Information on the Company – Business Overview – Raw Materials and other Supplies”. We do not hedge these transactions.

Grapes and wine. The principal raw materials used by our wine subsidiary VSPT in the production of wine are its own harvested grape as well as purchased grapes and wine. VSPT obtains approximately 40% of the grapes used for export wines from its own vineyards, thereby reducing grape price volatility and ensuring quality consistency. Approximately 10% of the grape supply for the production of the wine sold in the domestic market is purchased from own vineyards. During 2016, VSPT purchased 11% of the necessary grapes and wine on the basis of yearly contracts at fixed prices from third parties. Spot transactions for wine are executed from time to time depending on additional wine needs. “Item 4: Information on the Company – Business Overview – Raw Materials and other Supplies”.

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

As of December 31, 2016, we maintained in Chile foreign currency liabilities amounting to CLP 49,694 million (CLP 49,786 million as of December 31, 2015), mostly denominated in U.S. dollars. Obligations with financial institutions and bonds in foreign currency (CLP 6,352 million as of December 31, 2016 and CLP 16,626 million as of December 31, 2015) represent 4% (10% as of December 31, 2015) of the total of such liabilities. The remaining 96% (90% as of December 31, 2015) is denominated mainly in inflation-indexed Chilean pesos. In addition, the Company maintains foreign currency assets for CLP 66,435 million (CLP 72,888 million as of December 31, 2015) that mainly correspond to exports in accounts receivable.

Regarding the foreign subsidiaries operations, the net exposure assets in U.S. dollars and other currencies amounted to CLP 3,806 million as of December 31, 2016 (CLP 1,368 million as of December 31, 2015).

To protect the value of the foreign currency assets and liabilities net position of our Chilean operations, we enter into derivative agreements (currency forwards) to hedge against any variation in the Chilean peso as compared to other currencies.

As of December 31, 2016, net exposure in foreign currencies of our Chilean operations, after the use of derivative instruments, amounted to an asset of CLP 3,809 million (liability of CLP 757 million as of December 31, 2015).

In 2016, of our total sales, 8% (8% in 2015 and 2014) corresponded to export sales made in foreign currencies, mainly U.S. dollars, euros and pounds sterling, and of the total costs, 63% (54% in 2015 and 55% in 2014) correspond to raw material and product purchases in foreign currencies, or indexed to such currencies. We do not actively hedge the variations in the expected cash flows from such transactions.

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

As of December 31, 2016, the net investment in foreign subsidiaries, associated and joint ventures amounted to CLP 135,002 million, CLP 8,249 million and CLP 35,449 million, respectively (CLP 133,555 million, CLP 6,628 million and CLP 18,719 million as of December 31, 2015).

Quantitative Information About Market Risk

Interest Rate Sensitivity

Most of our debt is at a fixed interest rate, so it is not mainly exposed to fluctuations in interest rates. As of December 31, 2016, our interest-bearing debt amounted to CLP 160,490 million (see note 26 to the consolidated financial statements), 94% of which was fixed debt and 6% of which was variable-rate debt (without taking into account the cross currency interest rate swaps and cross interest rate swaps effects).

The following table summarizes debt obligations with interest rates by maturity date, the related weighted-average interest rates and fair values:

Interest - Bearing Debts as of December 31, 2016
(millions of Ch$, except percentages)

		Contractual Flows Maturities
			2017	2018	2019	2020	2021	Thereafter	Total	Fair Value
Interest bearing liabilities
Fixed rate
Ch$ (UF) (1)	Bonds and Banks		7,435	7,176	19,435	11,139	10,833	85,517	141,536	122,528
	Average interest rate		4.6%	4.6%	3.6%	4.5%	4.5%	5.2%

Ch$			28,794	2,660	2,660	313	313	-	34,740	34,318
	Average interest rate		5.9%	5.2%	5.2%	5.1%	5.1%

US$			1,086	-	-	-	-	-	1,086	1,083
	Average interest rate		2.9%

Argentine pesos			9,686	4,378	2,683	-	-	-	16,747	13,163
	Average interest rate		27.4%	30.5%	30.5%

Uruguayan pesos			1,045	348	348	-	-	-	1,742	1,742
	Average interest rate		6.0%	6.0%	6.0%

Variable rate
US$			108	5,332	-	-	-	-	5,440	5,336
	Average interest rate	Libor +	1.8%	1.8%

Argentine pesos			2,154	1,586	1,005	-	-	-	4,744	3,423
	Average interest rate	Badlar +	18.0%	15.67%	15.7%

Non interest bearing liabilities
Derivate Contract
Cross Interest Rate Swap:
Receive			-	-	-	-	-	-	-	-
Pay			-	-	-	-	-	-	-	-
Forwards			11,119	-	-	-	-	-	11,119	11,119

(1) UF as of Dec 31, 2016

Commodity Price Sensitivity

The major commodity price sensitivity faced by us relate to fluctuations in malt prices.

The following table summarizes information about our malt, sugar and bulk wine inventories and futures contracts that are sensitive to changes in commodity prices, mainly malt prices. For inventories, the table presents the carrying amount and fair value of the inventories and contracts as of December 31, 2016. For these contracts the table presents the notional amount in tons, the weighted average contract price, and the total dollar contract amount by expected maturity date.

Commodity Price Sensitivity as of December 31, 2016

	Carrying Amount						Fair Value
On Balance Sheet Position
Malt inventory (millions of CLP)	8,817						8,817
Bulk wine inventory - raw material (millions of CLP)	30,337						30,337

		Expected Maturity					Fair Value
	2017	2018	2019	2020	2021	Thereafter
Purchase Contracts
Malt:
Fixed Purchase Volume (tons)	126,033	128,867	133,183	87,983	-	-	-
Weighted Average Price (US$ per ton)(*)	523	523	523	523	-	-	-
Contract Amount (thousands of US$)	65,967	67,450	69,709	46,051	-	-	239,797
Sugar:	-	-	-	-	-	-	-
Fixed Purchase Volume (tons)	65,219	-	-	-	-	-	-
Weighted Average Price (US$ per ton)(*)	610	-	-	-	-	-	-
Contract Amount (thousands of US$)	39,784	-	-	-	-	-	39,322
Grapes:
Fixed Purchase Volume (tons)	34,752	24,789	13,247	4,026	1,110	84	-
Weighted Average Price (CLP per kg.)(*)	201	189	203	259	182	934	-
Contract Amount (millions of CLP)	6,971	4,676	2,690	1,043	202	78	14,752
Wine:
Fixed Purchase Volume (Mlts)	4,639	2,700	2,700	-	-	-	-
Weighted Average Price (CLP per liter)(*)	373	166	166	-	-	-	-
Contract Amount (millions of CLP)	1,730	448	448	-	-	-	2,507

(*) Weighted average price estimation is calculated based on expected market prices. Prices to be paid by us are adjusted based on current market conditions.

As of December 31, 2016 we had malt purchase contracts for US$37.8 million in Chile, compared with US$54.8 million as of December 31, 2015.

Exchange Rate Sensitivity

The major exchange rate risk faced by us is the variation of the Chilean peso against the U.S. dollar.

A portion of our subsidiaries adjusted operating results, assets and liabilities are in currencies that differ from our functional currencies. However, since some of their operating revenues, costs and expenses are in the same currency, this can create a partial natural hedge. For the portion that is not naturally hedged of operations in Chile we enter into derivative agreements (currency forwards) to mitigate any variation in the Chilean peso as compared to other currencies.

The following table summarizes our debt obligations, cash and cash equivalents, accounts receivable, accounts payable and derivative contracts in foreign currencies as of December 31, 2016 in millions of Chilean pesos, according to their maturity date, weighted-average interest rates and fair values:

Exchange Rate Sensitivity as of December 31, 2016
(millions of CLP, except percentages and exchange rate)

	Contractual Maturity Date
	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value
Debt Obligations
Variable rate (US$)
Short and medium term	108	5,332	-	-	-	-	5,440	5,336
Average int.rate Libor +	1.8%	1.8%	-	-	-	-	-	-
Fixed rate (US$)
Short term	1,086	-	-	-	-	-	1,086	1,083
Interest rate	2.9%	-	-	-	-	-	-	-

Cash and Cash
Equivalents (1)
US$	8,238	-	-	-	-	-	8,238	8,238
Others	1,290	-	-	-	-	-	1,290	1,290
TOTAL	9,528	-	-	-	-	-	9,528	9,528

Accounts Receivable (1)
US$	24,449	-	-	-	-	-	24,449	24,449
EUR	7,025	-	-	-	-	-	7,025	7,025
Others	1,257	-	-	-	-	-	1,257	1,257
TOTAL	32,732	-	-	-	-	-	32,732	32,732

(1) Figures as of December 31, 2016.

	Contractual Maturity Date
Notional	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value
amount
Derivate Contracts (in
millions of Ch$)
Receive US$	467	5,332	-	-	-	-	5,799	5,695
Pay US$	18,031	-	-	-	-	-	18,031	17,991
Receive EUR	109	-	-	-	-	-	109	109
Pay EUR	578	4,967	-	-	-	-	5,545	5,603
Receive Others	11	-	-	-	-	-	11	11
Pay Others	9	-	-	-	-	-	9	9

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

12.D.4. Depositary Payments

In 2016, the following reimbursements were made by JPMorgan, pursuant to the corresponding tax retention, in connection with our ADR program:

Expenses	amount in thousands US$ (*)
Documents Edgar and filing	7.2
FASB fee	0.7
PCAOB fee	6.7
Teleconferencing	8.8
Legal advise related to 20-F preparation & filing	62.5
Software and licenses subscription Fee	61.7
Representative Fees	0.7
Investor communications	15.7
Total	164.1
(*) includes 30% tax retention

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15: Controls and Procedures

(a) Controls and Procedures. The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2016. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2016.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting. Our management, including our CEO and CFO, are responsible for establishing and maintaining adequate internal controls over financial reporting and has assessed the effectiveness of our internal control over financial reporting as of December 31, 2016 based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2016 our internal control over financial reporting is effective.

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

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears herein.

(c) Attestation Report of the Registered Public Accounting Firm. See page F-2 of our audited consolidated financial statements.

(d) Changes in Internal Control over Financial Reporting. There has been no change in our internal control over financial reporting during 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C: Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers (“PwC”), during the fiscal years ended December 31, 2015 and 2016:

	2014	2015	2016
	(millions of CLP)
Audit Fees	462	487	743
Audit-Related Fees	-	-	30
Tax Fees	-	8	7
All Other Fees	2	11	18
Total Fees	464	506	798

“Audit fees” in the above table are the aggregate fees billed by PwC in connection with the review and audit of our semi-annual and annual consolidated financial statements, as well as the review of other filings. “Audit-Related Fees” are fees billed by PwC for the issuance of special full IFRS reports related to foreign entities. “Tax fees” are fees billed by PwC associated with the issuance of certificates for tax and legal compliance purposes. “All Other Fees” are fees billed by PwC associated with expenses related to Due Diligence, upgrade of the carbon footprint measurement system, and certifications of royalty payments, among others.

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

ITEM 16F: Change in Registrant’s Certifying Accountants

Pursuant to the Chilean Corporations Act, the Company is obliged to elect on an annual basis its principal accountant. The election takes place at the annual shareholders´ meeting. The audit committee and the directors committee independently submitted to the board of directors their proposal for the election of the principal accountant for fiscal year 2016. The board of directors´ at its meeting held on January 5, 2016 agreed to propose to the annual shareholders´ meeting of April 13, 2016 two candidates: KPMG Auditores Consultores Ltda (“KPMG”) was proposed in first place, and Pricewaterhouse Coopers Consultores Auditores y Compañía Limitada (“PwC Chile”), in second place. At the referred annual shareholders´ meeting held April 13, 2016, KPMG was elected as principal accountant for the fiscal year 2016. As a consequence, PwC Chile was dismissed as our independent registered public accounting firm on April 13, 2016. Such dismissal became effective upon completion by PwC Chile of its procedures on the filing of Form 20-F for the year ended December 31, 2015, which was filed on April 29, 2016. PwC Chile served as the company´s independent registered public accounting firm for the fiscal years 2015 and 2014.

The reports of PwC Chile on the financial statements for the fiscal years ended December 31, 2015 and 2014 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2015 and 2014 and the subsequent interim period through April 29, 2016 (the date PwC Chile´s dismissal became effective), there were no disagreements with PwC Chile on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC Chile would have caused them to make reference thereto in their reports on the financial statements for such years.

During the fiscal years ended December 31, 2015 and 2014 and the subsequent interim period through April 29, 2016, there have been no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

On June 21, 2016, prior to KPMG’s acceptance of appointment as principal accountant according to U.S. regulations, KPMG informed the Company that in the process of its standard client evaluation procedures it became aware of a matter than would not allow it to be independent with respect to CCU, and concluded that it would not be able to accept the appointment of principal accountant for the fiscal year 2016. The above-mentioned shareholders’ meeting had delegated to the board of directors the power to appoint PwC Chile to the extent KPMG was not able to provide services to the Company. Accordingly, the board of directors, at a meeting held on July 5, 2016, resolved to appoint PwC Chile as the Company’s independent registered public accounting firm for the fiscal year 2016, which engagement became effective on July 5, 2016.

During the period from April 13, 2016, the date of the shareholders’ election to appoint KPMG as principal accountant, until KPMG’s communication on June 21, 2016, KPMG was not engaged to, and did not provide, any services.

During the fiscal years ended December 31, 2015 and 2014 and the subsequent interim period through April 29, 2016, the date PwC Chile’s dismissal became effective, the registrant had not consulted with PwC Chile regarding any matters described in Item 16F(a)(2)(i) and Item 16F(a)(2)(ii) of Form 20-F, other than those consultations conducted in the ordinary course of the audit being performed by PwC Chile. During the period between April 29, 2016, the date PwC Chile´s dismissal became effective, through July 5, 2016, the date PwC Chile was appointed again as the Company’s independent registered public accounting firm, the registrant had not consulted with PwC Chile regarding any matters described in Item 16F(a)(2)(i) and Item 16F(a)(2)(ii) of Form 20-F.

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

Under the Chilean Corporations Act an open-stock corporation must have at least one independent director (out of a minimum of seven directors) when its market capitalization reaches or exceeds 1.5 million Unidades de Fomento (as of March 31, 2017 approximately CLP 39,708 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares. In addition, the Chilean Corporations Act enumerates a number of relationships that preclude independence. Chilean law also establishes a number of principles of general applicability designed to avoid conflicts of interests and to establish standards for related party transactions. Specifically, directors elected by a group or class of shareholders have the same duties to the company and to the other shareholders as the rest of the directors, and all transactions with the company in which a director has an interest must be in the interest of and for the benefit of the company, relative in price, terms and conditions to those prevailing in the market at the time of its approval and comply with the requirements and procedures set forth in Chapter XVI of the Chilean Corporations Act. See “Item 7: Major Shareholders and Related Party Transactions”.

Furthermore, such transactions must be reviewed by the directors’ committee (as defined below); they require prior approval by the board of directors and must be disclosed at the next meeting of shareholders, unless such transactions fall within one the exemptions contemplated by the Chilean Corporations Act or, if applicable, included in the usual practice policy approved by the board of directors. See “Item 7: Major Shareholders and Related Party Transactions”. Pursuant to NYSE rule 303A.00, we may follow Chilean practices and are not required to have a majority of independent directors.

Committees. The NYSE listing standards require that listed companies have a Nominating/Corporate Governance Committee, a Compensation Committee and an audit committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified by the listing standards.

Under Chilean law, the only board committee that is required is the directors’ committee (comité de directores), composed of three members, such committee having a direct responsibility to (a) review the company’s financial statements and the independent auditors’ report and issue an opinion on such financial statements and report prior to their submission for shareholders’ approval, (b) propose to the board of directors the independent accountants and the risk rating agencies, which the board must then propose to the shareholders, (c) review related party transactions, and issue a report on such transactions, (d) review the managers, principal executive officers’ and employees’ compensation policies and plans and (e) to prepare an annual report of the performance of its duties, including the principal recommendations to shareholders; (f) advise the board of directors as to the suitability of retaining non-audit services from its external auditors, if the nature of such services could impair their independence; and (g) perform other duties as defined by the company’s bylaws, by a shareholders’ meeting or by the board. Requirements to be deemed an independent director are set forth in “Item 6: Directors, Senior Management and Employees – Board Practices – Directors Committee”.

Pursuant to NYSE Rule 303A.06, we must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005. At the board of directors´ meeting held on April 13, 2016, following the election of a new board at the shareholders´ meeting held the same date, the board of directors appointed directors Messrs. Vittorio Corbo and Carlos Molina to our audit committee. Mr. Corbo and Mr. Molina meet the independence criteria under the Exchange Act and under the NYSE Rules. The board of directors also resolved that directors Messrs. José Miguel Barros and Francisco Pérez shall participate in the audit committee´s meetings as observers.

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

ITEM 18: Financial Statements

See Annex for the Financial Statements.

ITEM 19: Exhibits

Index to Exhibits

1.1          Unofficial English translation of the By-laws of the Company (incorporated by reference to Exhibit 3.1 of the Company’s registration statement on Form F-3 (File N° 333-190641) filed on August 8, 2013).

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

Date: April 27, 2017

CCU - Management’s Report on Internal Controls over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal controls over financial reporting and has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2016, our internal control over financial reporting is effective.

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

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by PwC Chile, an independent registered public accounting firm, as stated in their report which appears herein.

There has been no change in our internal control over financial reporting during 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

By:       /s/ Patricio Jottar

            Chief Executive Officer

            /s/ Felipe Dubernet
            Chief Financial Officer

Dated:  February 27, 2017

COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS (Figures expressed in thousands of Chilean pesos) As of and for the year ended December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Santiago, Chile, February 27, 2017

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Compañía Cervecerías Unidas S.A. and its subsidiaries at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

PwC Chile, Av. Andrés Bello 2711 - piso 5, Las Condes – Santiago, Chile
RUT: 81.513.400-1 | Teléfono: (56 2) 2940 0000 | www.pwc.cl

INDEX

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (ASSETS)		5
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (LIABILITIES AND EQUITY)		6
CONSOLIDATED STATEMENT OF INCOME		7
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME		8
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY		9
CONSOLIDATED STATEMENT OF CASH FLOW		10
NOTE 1 GENERAL INFORMATION		11
NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES		19
2.1	Basis of preparation	19
2.2	Basis of consolidation	20
2.3	Financial information as per operating segments	20
2.4	Foreign currency and unidad de fomento (Adjustment unit)	21
2.5	Cash and cash equivalents	22
2.6	Other financial assets	22
2.7	Financial instruments	22
2.8	Financial asset impairment	24
2.9	Inventories	24
2.10	Biological current assets	25
2.11	Other non-financial assets	25
2.12	Property, plant and equipment	25
2.13	Leases	26
2.14	Investment property	26
2.15	Intangible assets other than goodwill	26
2.16	Goodwill	27
2.17	Impairment of non-financial assets other than goodwill	27
2.18	Assets of a disposal group held for sale	28
2.19	Income taxes	28
2.20	Employees benefits	28
2.21	Provisions	29
2.22	Revenue recognition	29
2.23	Commercial agreements with distributors and supermarket chains	29
2.24	Cost of sales of products	30
2.25	Other expenses by function	30
2.26	Distribution expenses	30
2.27	Administration expenses	30
2.28	Environment liabilities	30
NOTE 3 ESTIMATES AND APPLICATION OF PROFESSIONAL JUDGMENT		30
NOTE 4 ACCOUNTING CHANGES		31
NOTE 5 RISK ADMINISTRATION		31
NOTE 6 FINANCIAL INSTRUMENTS		37
NOTE 7 FINANCIAL INFORMATION AS PER OPERATING SEGMENTS		43

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Assets) (Figures expressed in thousands of Chilean pesos)

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS	Notes	As of December 31, 2016	As of December 31, 2015
		ThCh$	ThCh$
Current assets
Cash and cash equivalent	13	133,789,950	192,554,239
Other financial assets	6	8,406,491	13,644,105
Other non-financial assets	18	15,859,137	17,654,373
Accounts receivable-trade and other receivables	14	280,766,784	252,225,937
Accounts receivable from related companies	15	3,523,825	4,788,930
Inventories	16	199,290,678	174,227,415
Biological assets	17	7,948,379	7,633,340
Taxes receivables	25	29,423,479	15,264,220
Total current assets different from assets of disposal group held for sale		679,008,723	677,992,559
Assets of disposal group held for sale	24	2,377,887	6,319,316
Total assets of disposal group held for sale		2,377,887	6,319,316
Total current assets		681,386,610	684,311,875

Non-current assets
Other financial assets	6	203,784	80,217
Other non-financial assets	18	5,369,211	5,220,954
Accounts receivable non-current	14	3,563,797	-
Accounts receivable from related companies	15	356,665	445,938
Investment accounted by equity method	19	64,404,946	49,995,263
Intangible assets other than goodwill	20	77,678,850	71,868,007
Goodwill	21	96,663,023	99,490,372
Property, plant and equipment (net)	22	903,831,702	872,667,210
Investment property	23	6,253,827	6,838,002
Deferred tax assets	25	31,864,635	34,529,593
Total non-current assets		1,190,190,440	1,141,135,556
Total Assets		1,871,577,050	1,825,447,431

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Liabilities and Equity) (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY	Notes	As of December 31, 2016	As of December 31, 2015
LIABILITIES		ThCh$	ThCh$
Current liabilities
Other financial liabilities	26	66,679,933	43,973,991
Accounts payable-trade and other payables	27	259,677,852	227,736,803
Accounts payable- to related companies	15	9,530,071	11,624,218
Other short-term provisions	28	409,164	503,440
Tax liabilities	25	11,806,434	12,198,024
Employee benefits provisions	30	22,838,228	21,712,059
Other non-financial liabilities	29	71,369,972	70,942,144
Total current liabilities		442,311,654	388,690,679
Non-current liabilities
Other financial liabilities	26	117,944,033	136,926,545
Others accounts payable	27	1,082,898	1,645,098
Other long-term provisions	28	1,323,520	1,476,518
Deferred tax liabilities	25	86,789,951	90,237,843
Employee benefits provisions	30	21,832,415	18,948,603
Total non-current liabilities		228,972,817	249,234,607
Total liabilities		671,284,471	637,925,286

EQUITY
Equity attributable to equity holders of the parent	32
Paid-in capital		562,693,346	562,693,346
Other reserves		(142,973,378)	(103,226,416)
Retained earnings		657,578,187	598,349,442
Total equity attributable to equity holders of the parent		1,077,298,155	1,057,816,372
Non-controlling interests	31	122,994,424	129,705,773
Total Shareholders' Equity		1,200,292,579	1,187,522,145
Total Liabilities and Shareholders' Equity		1,871,577,050	1,825,447,431

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF INCOME

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31.
		2016	2015	2014
		ThCh$	ThCh$	ThCh$
Net sales	7	1,558,897,708	1,498,371,715	1,297,966,299
Cost of sales	9	(741,819,916)	(685,075,251)	(604,536,815)
Gross margin		817,077,792	813,296,464	693,429,484
Other income by function	11	5,144,154	6,577,244	25,463,716
Distribution costs	9	(270,835,822)	(277,599,722)	(240,848,630)
Administrative expenses	9	(155,322,295)	(128,135,799)	(110,014,716)
Other expenses by function	9	(195,412,109)	(209,201,189)	(188,109,562)
Other gains (losses)	12	(8,345,907)	8,512,000	4,036,939
Income from operational activities		192,305,813	213,448,998	183,957,231
Financial Income	10	5,680,068	7,845,743	12,136,591
Financial costs	10	(20,307,238)	(23,101,329)	(22,957,482)
Share of net loss of joint ventures and associates accounted for using the equity method	19	(5,560,522)	(5,228,135)	(898,607)
Foreign currency exchange differences	10	456,995	957,565	(613,181)
Result as per adjustment units	10	(2,246,846)	(3,282,736)	(4,159,131)
Income before taxes		170,328,270	190,640,106	167,465,421
Income taxes	25	(30,246,383)	(50,114,516)	(46,673,500)
Net income of year		140,081,887	140,525,590	120,791,921

Net income attibutable to:
Equity holders of the parent		118,457,488	120,808,135	106,238,450
Non-controlling interests	31	21,624,399	19,717,455	14,553,471
Net income of year		140,081,887	140,525,590	120,791,921
Net income per share (Chilean pesos) from:
Continuing operations		320.59	326.95	287.52
Diluted earnings per share (Chilean pesos) from:
Continuing operations		320.59	326.95	287.52

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the years ended December 31.
		2016	2015	2014
		ThCh$	ThCh$	ThCh$
Net income of year		140,081,887	140,525,590	120,791,921
Other income and expenses charged or credited againts equity
Cash flow hedges (1)	32	84,962	80,693	(155,258)
Exchange differences of foreign subsidiaries (1)	32	(27,280,176)	(29,678,944)	(4,629,683)
Gains (losses) from defined plans	32	(2,355,384)	(939,433)	(1,884,054)
Income tax related with cash flow hedge (1)	32	(20,648)	(17,563)	39,470
Income tax relating to defined benefit plans	32	659,198	314,541	501,689
Total other comprehensive income and expense		(28,912,048)	(30,240,706)	(6,127,836)
Comprehensive income and expense		111,169,839	110,284,884	114,664,085
Comprehensive income originated by:
Equity holders of the parent (2)		91,752,250	92,606,720	97,067,296
Non-controlling interests		19,417,589	17,678,164	17,596,789
Comprehensive income and expense		111,169,839	110,284,884	114,664,085

(1)     These items will be reclassified to Consolidated Statement of Income when they are settled.

(2)     Corresponds to the income for the year where no income or expenses have been recorded directly against shareholder´s equity.

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Changes in Equity (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

STATEMENT OF CHANGES IN EQUITY	Paid in capital	Other reserves				Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Currency translation difference	Hedge reserves	Actuarial gains and losses on defined benefit plans reserves	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2014	562,693,346	(60,084,197)	65,109	(348,673)	(5,514,048)	491,864,319	988,675,856	95,568,422	1,084,244,278
Changes
Interim dividends (1)	-	-	-	-	-	(23,278,681)	(23,278,681)	-	(23,278,681)
Interim dividends according to policy (2)	-	-	-	-	-	(36,500,001)	(36,500,001)	-	(36,500,001)
Other increase (decrease) in Equity (3)	-	-	-	-	2,419	(378,712)	(376,293)	(8,594,222)	(8,970,515)
Effects business combination	-	-	-	-	-	-	-	18,340,752	18,340,752
Comprehensive income and expense	-	(7,698,661)	(108,479)	(1,364,014)	-	106,238,450	97,067,296	17,596,789	114,664,085
Total changes in equity	-	(7,698,661)	(108,479)	(1,364,014)	2,419	46,081,056	36,912,321	27,343,319	64,255,640
AS OF DECEMBER 31, 2014	562,693,346	(67,782,858)	(43,370)	(1,712,687)	(5,511,629)	537,945,375	1,025,588,177	122,911,741	1,148,499,918
Balanced as of January 1, 2015	562,693,346	(67,782,858)	(43,370)	(1,712,687)	(5,511,629)	537,945,375	1,025,588,177	122,911,741	1,148,499,918
Changes
Interim dividends (1)	-	-	-	-	-	(24,387,190)	(24,387,190)	-	(24,387,190)
Interim dividends according to policy (2)	-	-	-	-	-	(36,016,878)	(36,016,878)	-	(36,016,878)
Other increase (decrease) in Equity (3)	-	-	-	-	25,543	-	25,543	(10,884,132)	(10,858,589)
Comprehensive income and expense	-	(27,652,528)	40,844	(589,731)	-	120,808,135	92,606,720	17,678,164	110,284,884
Total changes in equity	-	(27,652,528)	40,844	(589,731)	25,543	60,404,067	32,228,195	6,794,032	39,022,227
AS OF DECEMBER 31, 2015	562,693,346	(95,435,386)	(2,526)	(2,302,418)	(5,486,086)	598,349,442	1,057,816,372	129,705,773	1,187,522,145
Balanced as of January 1, 2016	562,693,346	(95,435,386)	(2,526)	(2,302,418)	(5,486,086)	598,349,442	1,057,816,372	129,705,773	1,187,522,145
Changes
Interim dividends (1)	-	-	-	-	-	(24,387,190)	(24,387,190)	-	(24,387,190)
Interim dividends according to policy (2)	-	-	-	-	-	(34,841,553)	(34,841,553)	-	(34,841,553)
Other increase (decrease) in Equity (3)	-	-	-	-	-	-	-	(14,413,649)	(14,413,649)
Comprehensive income and expense	-	(25,123,546)	41,607	(1,623,299)	-	118,457,488	91,752,250	19,417,589	111,169,839
Increase (decrease) through changes in ownership interests in subsidaries (4)	-	-	-	-	(13,041,724)	-	(13,041,724)	(11,715,289)	(24,757,013)
Total changes in equity	-	(25,123,546)	41,607	(1,623,299)	(13,041,724)	59,228,745	19,481,783	(6,711,349)	12,770,434
AS OF DECEMBER 31, 2016	562,693,346	(120,558,932)	39,081	(3,925,717)	(18,527,810)	657,578,187	1,077,298,155	122,994,424	1,200,292,579

(1)     Related to declared dividends at December 31 of each year and paid during January of the following year, as agreed by the Board of Directors.

(2)     Corresponds to the differences between CCU’s policy to distribute a minimum dividend of at least 50% of the income (Note 32) based on the local statutory reported to SVS and the interim dividends declared at December 31 of each year.

(3)     Mainly related to dividends to Non-controlling interest.

(4)     In 2016, the Company, through its subsidiaries Aguas CCU-Nestlé Chile S.A. and Embotelladoras Chilenas Unidas S.A., acquired additional interests in Manantial S.A. for an amount of ThCh$ 19,111,686, with a carrying value to ThCh$ 3,816,220, resulting in a decrease to Other reserves of ThCh$ 7,801,153 (see Note 1 (1)). Additionally, during 2016 the Company, through its subsidiary Compañía Industrial Cervecera S.A. acquired additional interests in Los Huemules SRL. for an amount of ThCh$ 118,092, with a carrying value to ThCh$ 312,103, resulting in an increase to Other reserves of ThCh$ 194,000 (see Note 1 (4)). Finally during 2016, joint venture Foods acquired additional interest in Alimentos Nutrabien S.A. for an amount of ThCH$ 14,352,706, with a carrying value to ThCh$ 3,497,385, resulting in a decrease of ThCh$ 5,426,209.

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Cash Flow (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CASH FLOW

CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the years ended as of December 31,
		2016	2015	2014
		ThCh$	ThCh$	ThCh$
Cash flows from (used in) operational activities
Collection classes:
Proceeds from goods sold and services rendered		1,862,763,071	1,770,338,769	1,584,494,230
Other proceeds from operating activities		23,086,788	20,467,143	30,247,374
Types of payments:
Payments of operating activities		(1,216,451,995)	(1,120,571,275)	(1,051,616,618)
Payments of salaries		(201,389,122)	(178,915,580)	(171,898,347)
Other payments for operating activities		(228,011,323)	(220,365,087)	(162,644,788)
Dividends received		34,380	45,492	75,169
Interest paid		(16,958,068)	(19,813,502)	(20,757,207)
Interest received		5,635,697	6,476,628	10,763,936
Income tax reimbursed (paid)		(47,055,951)	(44,584,176)	(44,208,661)
Other cash movements	12	8,360,871	6,432,460	(833,425)
Net cash flows from operational activities		190,014,348	219,510,872	173,621,663

Cash flows from (used in) investing activities
Cash flows used for control of subsidaries or other businesses	13	(641,489)	-	(8,369)
Cash flows used in the purchase of non-controlling interests	13	(2,174,370)	(1,921,245)	(13,776,885)
Collections from related entities		-	6,709,845	-
Other collections on the sale of interests in joint ventures	24	512,596	-	-
Other payments to acquire interests in joint ventures	13	(27,043,481)	(42,163,032)	(1,445,478)
Proceeds from sale of property, plan and equipment		2,753,539	2,776,474	2,587,448
Acquisition of property, plant and equipment		(125,691,740)	(129,668,910)	(227,863,039)
Purchases of intangibles assets		(3,191,685)	(2,062,012)	(2,217,113)
Other cash movements		469,240	518,711	3,753,297
Net cash flows used in investing activities		(155,007,390)	(165,810,169)	(238,970,139)

Cash flows from (used in) financing activities
Payments for changes in ownership interests in subsidaries	13	(19,111,686)	-	-
Proceeds from long-term loans		3,804,384	19,570,689	15,482,763
Porceeds from short-term loans		19,345,325	23,358,700	21,882,842
Total amount from loans		23,149,709	42,929,389	37,365,605
Loan payments		(25,295,124)	(54,797,023)	(20,766,024)
Payments of finance lease liabilities		(1,530,851)	(1,697,649)	(1,745,210)
Payments of loan from related entities		(750,000)	(601,494)	(223,225)
Dividends paid		(69,819,729)	(66,147,145)	(65,315,914)
Other cash movements		(1,945,457)	(2,525,569)	(81,470,807)
Net cash flows used in financing activities		(95,303,138)	(82,839,491)	(132,155,575)

Net decrease in cash equivalents, before the effect of changes in exchange rate		(60,296,180)	(29,138,788)	(197,504,051)
Effects of changes in exchange rates on cash and cash equivalents		1,531,891	6,918,151	3,425,660

Cash and cash equivalents, beginning of the year		192,554,239	214,774,876	408,853,267
Cash and cash equivalents, final of the year	13	133,789,950	192,554,239	214,774,876

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

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

In Chile and abroad, CCU and its subsidiaries are the owners of a wide range of brands, under which market our products. In the domestic market, its portfolio of brands in the beer category consists among others of Cristal, Cristal Light, Cristal Cero 0°, Cristal Cero Radler, Escudo, Kunstmann, Austral, D´olbek, Royal Guard, Morenita, Dorada, Szot, Guayacán and Stones of Lemon, Maracuyá and Apple varieties. It holds exclusive license to produce and market Heineken, Sol and Coors. In Chile, the Company is the exclusive distributor of Tecate and Blue Moon beer.

In Argentina, CCU produces beers in its plants located in the cities of Salta, Santa Fé and Luján. Its main brands are Schneider, Imperial, Palermo, Bieckert, Santa Fé, Salta, Córdoba and are the holders of exclusive license for the production and marketing of Budweiser, Heineken, Amstel and Sol. CCU also imports Kunstmann beer. Additionally, exports beer to different countries in the region mainly under the Schneider and Heineken brands. In Argentina, CCU is the exclusive distributor of the energy drink Red Bull. Besides, participates in the cider business, controlling of Saenz Briones, marketing Sidra Real, La Victoria and “1888”, brands leaders in the market. Also participates in the spirits business, which its marketed under El Abuelo brand, as well as import other liquors from Chile.

In Uruguay, the Company participates in the mineral waters and soft drinks business with Native and Nix brand, flavoured waters with the Native brand, soft drinks with the Nix and nectars with Watt´s brand. In addition, it sells beers imported under Heineken, Schneider and Kuntsmann brand and cider Sidra Real.

In Paraguay, the Company participates in the non-alcoholic and alcoholic business. Its portfolio of non-alcoholic brands consists of Pulp, Watt's, Puro Sol, La Fuente and Zuma. These brands include own, licensed and imported. The Company in the beer business is owner of Sajonia brand and imports Heineken, Coors Light, Coors 1873, Schneider, Paulaner and Kunstmann, brands.

In Colombia, through its joint venture with Central Cervecera de Colombia S.A.S. (“CCC”), CCU participates in the business of beers and malts since November 2014. Its portfolio of beers includes licensed and imported Heineken, Amstel, Murphys and Buckler brands. Its has of exclusive license for the importation, distribution and production of Heineken. Since October 2015, it holds exclusive license to produce and market Coors and Coors Light. Subsequently, from April and July of 2016, were incorporated Tecate and Sol brands, respectively, with a license contract to produce and market these brands.

In Bolivia, through its associate Bebidas Bolivianas BBO S.A., the Company participates in the non-alcoholic and alcoholic business since May 2014. Its portfolio of non-alcoholic brands consist of Mendocina, Free cola, Sinalco, Real and Natur-all. These brands include own and licensed. The alcoholic brands consist of Real, Capital and Cordillera. It has of exclusive license for the importation and distribution of Heineken and the energy drink Monster.

Within the non-alcoholic, in Chile Operating segment, CCU has the Bilz, Pap, Kem, Kem Xtreme, Nobis, Cachantun, Más, Mas Woman and Porvenir brands. Regarding the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has license agreements with Pepsi, 7up, Mirinda, Gatorade, Adrenaline Red, Life Water, Lipton Ice Tea, Ocean Spray, Crush, Canada Dry Limón Soda, Canada Dry Ginger Ale, Canada Dry Agua Tónica, Nestlé Pure Life, Watt´s and Frugo. In Chile, CCU is the exclusive distributor of the energy drink Red Bull and Perrier water. Besides, through a joint operation also owns the Sprim and Fructus and the licencse Vivo and Caricia brands.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

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

In the Wine Operating segment, through its subsidiary Viña San Pedro Tarapacá S.A. (“VSPT”), produces wines and sparkling, which are sold in the domestic and overseas markets exporting to more than 80 countries. Its main brands of Viña San Pedro are Altaïr, Cabo de Hornos, Sideral, 1865, Castillo de Molina, Épica, 35 Sur, GatoNegro, Gato, Manquehuito and San Pedro Exportación.  The brands´s portfolio of Viña Tarapacá includes: Gran Reserva Etiqueta Azul, Gran Reserva Etiqueta Negra, Gran Reserva Etiqueta Blanca, Gran Tarapacá, León de Tarapacá and Tarapacá Varietal. The brands´s portfolio of Viña Santa Helena includes: Parras Viejas, Selección del Directorio, Siglo de Oro, Santa Helena Varietal, Alpaca, Gran Vino and Santa Helena. VSPT also participates in Chile and international market with vines Misiones de Rengo, Viña Mar, Casa Rivas, Leyda and Finca La Celia and Tamari in Argentina.

At the end of year 2015, the joint venture in Foods Compañía de Alimentos CCU S.A. ("Foods"), who participates in the business of snacks and food in Chile, sold Calaf and Natur brands to Empresas Carozzi S.A. In addition Foods holds the brand Nutra Bien.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The detail of the described licenses appears below:

Main brands under license
Licenses	Validity Date
Amstel in Argentina (1)	July 2022
Amstel in Colombia (2)	March 2028
Austral in Chile (3)	July 2018
Blue Moon in Chile (4)	December 2021
Buckler in Colombia (2)	March 2028
Budweiser in Argentina	December 2025
Coors in Paraguay	Negotiating the terms of a new contract
Coors in Chile (5)	December 2025
Coors in Argentina (6)	December 2019
Coors in Colombia (6)	December 2020
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda) in Chile (7)	December 2018
Gatorade in Chile (8)	December 2018
Heineken in Bolivia (9)	December 2024
Heineken in Paraguay (9)	November 2022
Heineken in Uruguay (9)	10 years renewables
Heineken in Chile and Argentina (10)	10 years renewables
Heineken in Colombia (11)	March 2028
Murphys in Colombia (2)	March 2028
Nestlé Pure Life in Chile (7)	December 2017
Paulaner in Paraguay	April 2019
Pepsi, Seven Up and Mirinda in Chile	December 2043
Red Bull in Argentina	December 2017
Red Bull in Chile (12)	Indefinitely
Schneider in Paraguay	November 2017
Sol in Argentina (10)	10 years renewables
Sol in Chile (10)	10 years renewables
Sol in Colombia (2)	March 2028
Té Lipton in Chile	March 2020
Tecate in Colombia	March 2028
Watt's (nectars, fruit-based drinks and other) rigid packaging, except carton in Chile	Indefinitely
Watt's in Paraguay (6)	May 2019

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

(12) Indefinite contract, subject to the compliance of the contract conditions.

The Company’s address and main office is located in Santiago, Chile, at Avenida Vitacura Nº 2670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

As of December 31, 2016 the Company had a total of  8,186 employees according to the following detail:

	Number of employes
	Parent company	Consolidated
Senior Executives	10	16
Managers and Deputy Managers	79	400
Other employees	276	7,770
Total	365	8,186

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

The consolidated financial statements include the following direct and indirect significant subsidiaries where the percentage of participation represents the economic interests at the consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of December 31, 2016			As of December 31, 2015
				Direct	Indirect	Total	Total
Cervecera CCU Chile Limitada	96,989,120-4	Chile	Chilean Pesos	99.7500	0.2499	99.9999	99.9999
Embotelladora Chilenas Unidas S.A. (3)	99,501,760-1	Chile	Chilean Pesos	99.0670	0.9164	99.9834	99.9338
Cía. Cervecerías Unidas Argentina S.A. (4)	0-E	Argentina	Argentine pesos	-	99.9923	99.9923	99.9923
Viña San Pedro Tarapacá S.A. (*)	91,041,000-8	Chile	Chilean Pesos	-	64.6980	64.6980	64.6980
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	46.0000	34.0000	80.0000	80.0000
Transportes CCU Limitada	79,862,750-3	Chile	Chilean Pesos	98.0000	2.0000	100.0000	100.0000
CCU Investments Limited	0-E	Cayman Islands	Chilean Pesos	99.9999	0.0001	100.0000	100.0000
Inversiones INVEX CCU DOS Limitada	76,126,311-0	Chile	Chilean Pesos	99.8516	0.1484	100.0000	99.9999
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	99.9602	0.0398	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	90.9100	9.0866	99.9966	99.9966
Southern Breweries Limited (5)	0-E	Cayman Islands	Chilean Pesos	61.2146	38.7804	99.9950	99.9553
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	50.0000	49.9866	99.9866	99.9866
CCU Inversiones S.A.	76,593,550-4	Chile	Chilean Pesos	98.8398	1.1339	99.9737	99.9732
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	-	99.9621	99.9621
Aguas CCU-Nestlé Chile S.A. (1)	76,007,212-5	Chile	Chilean Pesos	-	50.0669	50.0669	50.0669
CCU Inversiones II Limitada (2)	76,349,531-0	Chile	Chilean Pesos	98.6709	1.3290	99.9999	99.9946
Compañía Cervecera Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	-	50.0007	50.0007
Inversiones INVEX TRES Limitada	76,248,389-0	Chile	Chilean Pesos	99.0000	0.9884	99.9884	99.9884
Milotur S.A.	0-E	Uruguay	Uruguayan pesos	100.0000	-	100.0000	100.0000
Coralina S.A.	0-E	Uruguay	Uruguayan pesos	100.0000	-	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan pesos	100.0000	-	100.0000	100.0000
Bebidas del Paraguay S.A. (2)	0-E	Paraguay	Paraguayan guarani	50.0050	-	50.0050	50.0050
Distribuidora del Paraguay S.A. (2)	0-E	Paraguay	Paraguayan guarani	49.9590	-	49.9590	49.9590
Los Huemules S.R.L.	0-E	Argentina	Argentine pesos	-	75.4931	75.4931	26.9680
Bebidas Ecusa SpA. (3)	76,517,798-7	Chile	Chilean Pesos	-	99.9338	99.9338	99.9338

(*)Public Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

In addition to the table presented above, below are the percentages of participation with voting rights, in each of the subsidiaries as of December 31, 2016 and December 31, 2015, respectively. Each shareholder has one vote per share which he owns or represents. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation via subsidiary.

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of December 31, 2016	As of December 31, 2015
				%	%
Cervecera CCU Chile Limitada	96,989,120-4	Chile	Chilean Pesos	100.0000	100.0000
Embotelladora Chilenas Unidas S.A. (3)	99,501,760-1	Chile	Chilean Pesos	99.9834	99.9338
Cía. Cervecerías Unidas Argentina S.A. (4)	0-E	Argentina	Argentine pesos	100.0000	100.0000
Viña San Pedro Tarapacá S.A.	91,041,000-8	Chile	Chilean Pesos	64.6980	64.6980
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	80.0000	80.0000
Transportes CCU Limitada	79,862,750-3	Chile	Chilean Pesos	100.0000	100.0000
CCU Investments Limited	0-E	Cayman Islands	Chilean Pesos	100.0000	100.0000
Inversiones INVEX CCU DOS Limitada	76,126,311-0	Chile	Chilean Pesos	100.0000	100.0000
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	100.0000	100.0000
Southern Breweries Limited (5)	0-E	Cayman Islands	Chilean Pesos	100.0000	100.0000
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	100.0000	100.0000
CCU Inversiones S.A.	76,593,550-4	Chile	Chilean Pesos	99.9737	99.9737
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	99.9621
Aguas CCU-Nestlé Chile S.A. (1)	76,007,212-5	Chile	Chilean Pesos	50.1000	50.1000
CCU Inversiones II Limitada (2)	76,349,531-0	Chile	Chilean Pesos	100.0000	100.0000
Compañía Cervecera Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	50.0007
Inversiones INVEX TRES Limitada	76,248,389-0	Chile	Chilean Pesos	100.0000	100.0000
Milotur S.A.	0-E	Uruguay	Uruguayan pesos	100.0000	100.0000
Coralina S.A.	0-E	Uruguay	Uruguayan pesos	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan pesos	100.0000	100.0000
Bebidas del Paraguay S.A. (2)	0-E	Paraguay	Paraguayan guarani	50.0050	50.0050
Distribuidora del Paraguay S.A. (2)	0-E	Paraguay	Paraguayan guarani	49.9590	49.9590
Los Huemules S.R.L.	0-E	Argentina	Argentine pesos	100.0000	24.9680
Bebidas Ecusa SpA. (3)	76,517,798-7	Chile	Chilean Pesos	99.9338	99.9338

The main movements in the ownership of the subsidiaries included in these consolidated financial statements are the following:

(1) Aguas CCU-Nestlé Chile S.A.

On January 29, 2016  the subsidiaries Aguas CCU-Nestlé Chile S.A. (“Aguas”) and Embotelladoras Chilenas Unidas S.A. (“ECUSA”) have acquired 48.07% and 0.92% of the shares of Manantial S.A. (“Manantial”) respectively, exercising the call option granted in the Shareholders’ Agreement of Manantial. As a consequence, Compañía Cervecerías Unidas S.A. is currently the indirect owner of 100% of the shares of Manantial, remaining as the only direct shareholders of Manantial: (i) Aguas with 99.08% of the capital stock, and (ii) ECUSA with 0.92% of the capital stock. The total amount of this transaction was ThCh$ 19,111,686.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

(2) CCU Inversiones II Limitada

On December 23, 2013, the Company acquired 50.005% and 49.959% of the stock of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., respectively. This transaction allows the Company, participates in the beer distribution business, and production and marketing of non-alcoholic drinks, waters and nectars. The total amount of this transaction was ThCh$ 11,254,656. Subsequently, on June 9, 2015, the Company paid a committed capital of ThCh$ 7,414,290 and this transaction does not change the percentage of participation.

Bebidas del Paraguay S.A. (BdP) and Distribuidora del Paraguay S.A. (DdP) are considered as an economic group that share operational and financial strategy. BdP manufactures products with different brands of its property. DdP is sole and exclusive customer, which is responsible for the distribution and marketing of its products, reason why BdP is it consolidates DdP, and accordingly is presented in the consolidated financial statements of CCU.

As explained in Note 8, on March 31, 2016, through its subsidiary Bebidas del Paraguay S.A., acquired 51% of the stock rights of paraguayan company Artisan SRL. The amount of this transaction was ThCh$ 641,489 (equivalents to US$ 1,000,000). At the date of issuance of these consolidated financial statements the fair value is still preliminary and that the Company is not expecting that the final fair value to be significantly different.

Addittionaly, as explained in Note 19, the Company participates of 50% of shares of Central Cervecera de Colombia S.A.S.

(3) Embotelladoras Chilenas Unidas S.A.

On November 16, 2015, formed a new company called Bebidas ECUSA SpA., where the subsidiary Embotelladoras Chilenas Unidas S.A. has the 100% of shares. The purpose of this company is the distribution, transport, import, export and marketing in general, on all types of soft drinks.

As explained in Note 1 (1) before mentioned, on January 29, 2016, Embotelladoras Chilenas Unidas S.A. acquired 0.92% of the stock rights of Manantial S.A.

(4) Compañía Cervecerías Unidas Argentina S.A.

On January 7, 2016, throgh the argentinian subsidiary Compañía Industrial Cervecera S.A. (CICSA), the Company acquired 50.99% of the stock rights of Los Huemules SRL, after Mr. Juan Javier Negri declared its commitment character of CICSA and notified such situation to Los Huemules SRL. As a consequence of the above mentioned the shareholders of Los Huemules SRL. are Compañía Cervecera Kunstmann S.A. and CICSA with 49.01% and 50.99%, respectively. The final amount of this transaction was ThCh$ 118,092.

(5) Southern Breweries Limited

On August 26, 2016, the subsidiaries Saint Joseph Investments Limited and South Investments Limited was merged in CCU Cayman Limited, latter being the continuing legal entity.

Besides, on October 2016, Southern Breweries Establishment, subsidiary of CCU in Liechtenstein, changed its named to "Southern Breweries Aktiengesellschaft" and on October 18, 2016 re-domiciling it to Cayman Islands. Subsequently, on November 2016, was modified the statutes of such subsidiary and changed its name by the "Southern Breweries Limited". Finally, starting December 1, 2016, the subsidiary CCU Cayman Limited before mentioned was merged in Southern Breweries Limited, latter being the continuing legal entity. Transactions mentioned above had no significant effects on the results of the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Below we briefly describe the companies that qualify as joint operations:

(a) Promarca S.A.

Promarca S.A. is a closed stock company with its main activity being the acquisition, development and administration of trademarks and their corresponding licenses to their operators.

On December 31, 2016, Promarca S.A. recorded a profit of ThCh$ 4,812,696 (ThCh$ 4,708,318 in 2015 and ThCh$ 4,646,620 in 2014), which in accordance with the Company´s policies is 100% distributable.

At the Extraordinary Shareholders´ Meetings of Promarca S.A. held on June 2016, agreed to increase the Paid-in capital (jointly the "Capital Increase"). The Capital Increase was subscribed by the subsidiary New Ecusa S.A. and Watt´s Dos S.A.in equal parts, and who maintained its current 50% of the stock rights, through the Paid-in capital of ThCh$ 8,199,240 and 100% of stock rights of the company the Promarca Internacional SpA. (which its main activity are the exploitation and development of Watt´s brands in Argentina, Paraguay, Uruguay and Bolivia). From June 2016, Promarca Internacional SpA., it became a subsidiary in a 100% of Promarca S.A. During June 30, 2016, for this joint operation has determined the following fair values of assets and liabilities:

Assets and Liabilities	Fair Value
ThCh$
Intangible assets other than goodwill	11,229,149
Total non-current assets	11,229,149
Total Assets	11,229,149

Deferred tax liabilities	3,029,909
Total current liabilities	3,029,909

Net identifiable assets acquired	8,199,240
Amount paid	8,199,240

As a result of the fair values determined previously and in according to rights on the joint operation, have been generated intangibles for an amount of ThCh$ 5,614,575 described in Note 20.

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

On December 31, 2015, CPB recorded a profit of ThCh$ 82,663 (ThCh$ 109,207 in 2014), which in accordance with the Company´s policies is 100% distributable.

On January 7, 2016, CPCh sold its interest of 49% to Agroproductos Bauzá S.A. (agroproductos Bauzá). At the end of December 31, 2015 this joint operation was classified to Assets of disposal group held for sale (see Note 24).

(c) Bebidas CCU-Pepsico SpA.

On October 23, 2013, Bebidas CCU-PepsiCo SpA (BCP) was incorporated, which is qualifies as an joint operation, where the subsidiary Embotelladoras Chilenas Unidas S.A. has the 50% of participation. The capital of this entity amounts to ThCh$ 1,000. The purpose of this company is the manufacture, production, processing, transformation, transport, import, export, purchase, sale and in general comercialization of all type of concentrates. Its operations commenced on January 1, 2014.

On December 31, 2016, BCP recorded a profit of ThCh$ 1,066,005 (ThCh$ 802,418 in 2015 and ThCh$ 789,648 in 2014), which in accordance with the Company´s policies is 100% distributable.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

(d) Bebidas Carozzi CCU SpA.

On November 26, 2015, the Company, through its subsidiary ECCUSA, entered into a joint arrangement that qualifies as a joint operation, in the company called Bebidas Carozzi CCU SpA. (BCCCU) where CCU and Empresas Carozzi S.A. participate as only shareholders in equal parts. The purpose of this company is the production, marketing and distribution of instant beverage powder in the national territory. The total disbursement by ECCUSA in this transaction was an amount of ThCh$ 21,846,500. Its operations commenced on December 1, 2015. During year 2016 for this joint operation has determined the following fair values of assets and liabilities:

Assets and Liabilities	Fair Value
ThCh$
Cash and cash equivalent	1
Total current assets	1
Intangible assets other than goodwill	15,495,163
Total non-current assets	15,495,163
Total Assets	15,495,164

Deferred tax liabilities	4,181,760
Total current liabilities	4,181,760

Net identifiable assets	11,313,404
Non-controlling interests	(5,656,702)
Goodwill	16,189,798
Amount paid	21,846,500

As a result of the fair values determined previously and in according to rights on the joint operation, have been generated intangibles and goodwill for an amount of  ThCh$ 7,747,581 and ThCh$ 16,189,798, respectively (see Note 20 and 21).

As of December 31, 2015, the Company was in the process of assessing of the fair values of acquisitions above mentioned, so it was recorded under Other non-financial non-current assets for an amount of ThCh$ 21,846,500, however for comparison purposes of this Consolidated Financial Statements, the Company have been reclassified from Other non-financial non-current assets to Intangibles, Goodwill and Deferred taxes as is shown below:

Non-current assets	Balances presented at 12.31.2015	Reclassification	Balances 31.12.2015
	ThCh$	ThCh$	ThCh$
Other non-financial assets	27,067,454	(21,846,500)	5,220,954
Intangible assets other than goodwill	64,120,426	7,747,581	71,868,007
Goodwill	83,300,573	16,189,799	99,490,372

Non-current liabilities	Balances presented at 12.31.2015	Reclassification	Balances 31.12.2015
	ThCh$	ThCh$	ThCh$
Deferred tax liabilities	88,146,963	2,090,880	90,237,843

On December 31, 2016, BCCCU recorded a profit of ThCh$ 797,268 (ThCh$ 402,228 in 2015), which in accordance with the Company´s policies is 100% distributable.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

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

The consolidated financial statements cover the following periods: Statement of Financial Position as of December 31, 2016, 2015 and 2014, Statement of changes in Equity, Statement of Income, Statement of Comprehensive Income and Statement of Cash Flow for the years ended December 31, 2016, 2015 y 2014.

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

All IFRS standards, amendments and enhancements whose adoption was required by January 1, 2016, have been adopted by the Company, without significant impacts in the financial statements as of December 31, 2016.

At the date of issuance of these consolidated financial statements the following Standars, Amendments, Improvements and Interpretations to existing IFRS standards have been published. These standards are required to be applied as following:

New Standards, Amendments, Improvements and Interpretations		Mandatory for years beginning in:
Amendments to IAS 7	Disclosure Initiative.	January, 1, 2017
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealised Losses.	January, 1, 2017
Improvement to IFRS 12	Disclosure of Interest in Other Entities.	January, 1, 2017
Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions.	January, 1, 2018
IFRIC Interpretation 22	Foreign Currency Transactions and Advance Consideration.	January, 1, 2018
Amendments to IAS 40	Transfers of Investment Property.	January, 1, 2018
Improvement to IAS 28	Investment in Associates and Joint Ventures: Measuring an associate or joint venture at fair value.	January, 1, 2018
IFRS 9	Financial Instruments.	January, 1, 2018
IFRS 15	Revenue fro Contracts with Customers.	January, 1, 2018
IFRS 15	Clarifications to IFRS 15 Revenue fro Contracts with Customers.	January, 1, 2018
IFRS 16	Leases.	January, 1, 2019

As of December 31, 2016, the company is in the process of evaluating the impact of adopting the IFRS 9, IFRS 15 and IFRS 16. These standards will not be early adopted. For the rest of the standards mentioned in the table above, the Company does not expect a material impact on the consolidated financial statements upon initial application.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

2.3         Financial information as per operating segments

The Company has defined three operating segments which are essentially defined with respect to its revenues in the geographic areas of commercial activity: 1.- Chile, 2.- International business and 3.- Wine.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by CCU. These segments reflect separate operating results which are regularly reviewed by chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 7).

The segments performance is measured according to several indicators, of which OR (Adjust Operating Result), OR before Exceptional Items (EI), ORBDA (Adjust Operating Result Before Depreciation and Amortization), ORBDA before EI, ORBDA margin (ORBDA’s % of total revenues for the operating segment), the volumes and Net sales. Sales between segments are conducted using terms and conditions at current market rates.

The Company defined the Adjusted Operating Result as the Net incomes (losses) before Other gains (losses), Net financial cost, Equity and income from joint ventures and associates, Foreign currency exchange differences, Results as per adjustment units and Income tax, and the ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

Exceptional Items are income or expenses that do not occur regularly as part of the normal activities of the Company. It’s presented separately because its important items for the understanding the normal operations of the Company due to importance or nature.

OR before exceptional items (EI) and ORBDA before EI are defined as OR plus exceptional items and ORBDA plus exceptional items, respectively.

Corporate revenues and expenses are presented separately within the other.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The exchange rates of the primary foreign currencies and adjustment units used in the preparation of the consolidated financial statements as of December 31, 2016, 2015 y 2014 are as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of December 31, 2016	As of December 31, 2015	As of December 31, 2014
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	669.47	710.16	606.75
Euro	EUR	705.60	774.61	738.05
Argentine Peso	ARG	42.13	54.46	70.96
Uruguayan Peso	UYU	22.82	23.71	24.90
Sterling Pound	GBP	826.10	1,053.02	944.21
Paraguayan guarani	PYG	0.12	0.12	0.13
Bolivians	BS	97.59	103.67	88.45
Colombian Peso	COP	0.22	0.22	0.25
Adjustment Units
Unidad de fomento*	UF	26,347.98	25,629.09	24,627.10

* The Unidad de Fomento (UF) is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

2.5         Cash and cash equivalents

Cash and cash equivalents includes cash available, bank balances, time deposits at financial entities, investments in mutual funds and financial instruments acquired under re-sale agreements, as well as short-term investments with a high liquidity, all at a fixed interest rate, normally with an original maturity of up to three months.

2.6         Other financial assets

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The Company acquires loan insurances covering approximately 90% and 99% of the individually significant accounts receivable balances, for the domestic market and the international market, respectively, of the total of accounts receivable, net of a 10% deductible.

An impairment of accounts receivable balances is recorded when there is an objective evidence that the Company not will be capable to collect amounts according to the original terms. Some indicators that an account receivable has impairment are the financial problems, initiation of a bankruptcy, financial restructuring and age of the balances of our customers.

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

Derivative Instruments

All derivative financial instruments are initially recognized at fair value as of the date of the derivative contract and subsequently re-measured at their fair value. Gains and losses resulting from fair value measurement are recorded in the Statement of Income as gains or losses due to fair value of financial instruments, unless the derivative instrument is designated as a hedging instrument.

The Financial Instruments at fair value through profit and loss include financial assets classified as held for trading and financial assets which have been designated as such by the Company. Financial assets are classified as held for trading when acquired with the purpose of selling them within a short term. The fair value of derivative financial instruments that do not qualify for hedge accounting are immediately recognized in the consolidated statement of income under Other gains (losses) .  The fair value of these derivatives are recorded under Other financial assets y Other financial liabilities.

Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

Derivative instruments classified as hedges are accounted for as cash flow hedges.

In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the derivative instrument used in the hedging is highly transaction effective to offset changes in inception  cash flows of the hedged item. A hedge is considered effective when changes in the cash flows of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flows of the hedging instrument with effectiveness between 80% to 125%.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The total fair value of hedging derivatives are classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The ineffective portion of these instruments can be viewed in Other gains (losses) of the Consolidated Statements of Income. The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flow hedges are initially recognized in Cash Flow Hedge Reserve in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the Statement of Income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Statement of Income. When a cash flow hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Statement of Income.

Deposits for returns of bottles and containers

Deposits for returns of bottles and containers corresponds to the liabilities registered by the guarantees of money received from customers for bottles and containers placed at their disposal and represents the value that will be returned to the customer when it returns the bottles to the Company in good condition along with the original invoice. This value is determined by the estimation of the bottles and containers in circulation that are expected to be returned to the Company in the course of time based on the historic experience, physical counts held by clients and independent studies over the quantities that are in the hands of end consumers, valued at the average weighted guarantees for each type of bottles and containers.

The Company does not intend to make significant repayment of these deposits within the next 12 months. Such amounts are classified within current liabilities, under the line Other financial liabilities, since the Company does not have the legal ability to defer this payment for a period exceeding 12 months. This liability is not discounted, since it is considered a payable on demand, with the original invoice and the return of the respective bottles and containers and it does not have adjustability or interest clauses of any kind in its origin.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

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

2.11       Other non-financial assets

Other non-financial assets mainly includes advance payments associated with advertising related to contracts regarding the making of commercials which are work in progress and have not yet been shown (current and non-current), payments to insurances and advances to suppliers in relation with certain purchases of property, plant and equipment. Additionally it includes disbursements related to tax payments to be recovered from subsidiaries in Argentina, guarantees paid related with leases and materials to be consumed related to industrial security tools.

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

Property, plant and equipment estimated useful lives are as follows:

Type of Assets	Number of years
Land	Indefinite
Buildings and Constructions	20 to 60
Machinery and equipment	10 to 25
Fumiture and accesories	5 to 10
Other equipment (coolers and mayolicas)	5 to 8
Glass containers, and plastic containers	3 to 12
Vines in production	30

Gains and losses resulting from the sale of properties, plants and equipment are calculated comparing their book values against the related sales proceeds and are included in the Consolidated Statement of Income.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

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

When the book value of an asset of property, plant and equipment exceeds its recoverable amount, this is reduced immediately to its recoverable amount (See Note 2, 2.17).

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

2.15       Intangible assets other than goodwill

Commercial Trademarks

The Company’s commercial trademarks correspond to intangible assets with an indefinite useful life that are presented at their historic cost, less any impairment loss. The Company believes that through marketing investments trademarks maintain their value, consequently they are considered as having an indefinite useful life and they are not amortizable. Such assets are subject to impairment tests on a yearly basis, or when factors exist indicating a likely loss of value (Note 2, 2.17).

Software Program

Software Program licenses acquired are capitalized at the value of the costs incurred for their acquisition and preparation for the use of the specific programs. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of the software programs are recognized as expense in the year during which they are incurred.

Water Rights

Water Rights acquired by the Company correspond to the existing exploitation rights of water from natural sources, and they are recorded at their attributed cost as of the transition date to IFRS. Given that such rights are perpetual they are not amortizable, nevertheless they are annually subject to impairment assessment, or when factors exist that indicate a likely loss of value (See Note 2, 2.17).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Distribution Rights

Corresponds to rights acquired to distribute different products. These rights are amortised over their estimated useful lives.

Research and development

Research and development expenses are recognized in the period incurred.

2.16       Goodwill

Goodwill represents the excess of the consideration transferred the amount of any non-controlling interes in the acquiree and the acquisition date fair vale of any previous equity interest in the acquiree over the fair value of the net idetificable assets acquiree, and is accounted for at its cost value less accumulated impairment losses. Goodwill related to joint venture acquisitions is included in the investment accounting value.

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

2.17       Impairment of non financial assets other than goodwill

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

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

The concepts by which the Company establishes provisions against Income correspond to civil, labour and taxation proceedings that could affect the Company (See Note 28).

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The primary estimates and professional judgments relate to the following concepts:

•              The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2, 2.16 and Note 21).

•              The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2, 2.17 and Note 20).

•              The assumptions used in the current calculation of liabilities and obligations to employees (Note 2, 2.20 and Note 30).

•              Useful life of property, plant and equipment (Note 2, 2.12 and Note 22) and intangibles (Note 2, 2.15 and Note 20).

•              The assumptions used for the calculation of fair value financial instruments (Note 2, 2.7 and Note 6).

•              The occurrence likelihood and the estimates amount in an uncertain or contingent manner (Note 2, 2.21 and Note 28).

•              The valuation of Biological current assets (Note 2, 2.10 and Note 17).

Such estimates are based on the best available information of the events analysed to date in these consolidated financial statements. However, it is possible that events that may occur in the future that result in adjustments to such estimates, which would be recorded prospectively.

Note 4 Accounting changes

During the year ended on December 31, 2016, there have been no significant changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these consolidated financial statements.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports sales, c) the purchase of raw material, products and capital investments effected in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in foreign countries. The Company’s greatest exchange rate exposure is the variation of the Chilean peso as compared to the US Dollar, Euro, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso.

As of December 31, 2016, the Company maintained foreign currency obligations amounting to ThCh$ 49,694,209 (ThCh$ 49,785,548 in 2015), mostly denominated in US Dollars. Foreign currency obligations (ThCh$ 6,352,391 in 2016 and ThCh$ 16,626,496 in 2015) represent 4% (10% in 2015) of the total of Other financial liabilities. The remaining 96% (90% in 2015) is mainly denominated in inflation-indexed Chilean pesos (see inflation risk section). In addition, the Company maintains foreign currency assets for ThCh$ 66,435,330 (ThCh$ 72,887,721 in 2015) that mainly correspond to exports accounts receivable.

Regarding the foreign subsidiaries operations, the net exposure assets in US Dollars and other currencies amounts to ThCh$ 3,806,184 (ThCh$ 1,368,068 in 2015).

To protect the value of the net foreign currency assets and liabilities position of its Chilean operations, the Company enters into derivative agreements (currency forwards) to ease any variation in the Chilean peso as compared to other currencies.

As of December 31, 2016, the Company’s mitigate net asset exposure in foreign currencies in Chile, after the use of derivative instruments, is a asset amounting to ThCh$ 3,808,526 (liability amounting to ThCh$ 757,256 in 2015).

As of December 31, 2016, of the Company’s total sales, both in Chile and abroad, 8% (8% in 2015 and 8% in 2014) corresponds to export sales made in foreign currencies, mainly US Dollars and Euro and of the total costs 63% (54% in 2015 and 55% in 2014) corresponds to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the eventual variations in the expected cash flows from such transactions.

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

As of December 31, 2016, the net investment in foreign subsidiaries, associated and joint ventures amounted to ThCh$ 135,001,540, ThCh$ 8,249,048 and ThCh$ 35,449,038 respectively (ThCh$ 133,554,918, ThCh$ 6,628,484 and ThCh$ 18,718,832 in 2015).

Exchange rate sensitivity analysis

The exchange rate differences effect recognized in the Consolidated Statement of Income for the year ended as of December 31, 2016, related to the foreign currency denominated assets and liabilities, was an income of ThCh$ 456,996 (income of ThCh$ 957,565 in 2015 and a loss of ThCh$ 613,181 in 2014). Considering the exposure as of December 31, 2016, and assuming a 10% increase (or decrease) in the exchange rate, and maintaining constant all other variables, such as interest rates, it is estimated that the effect over the Company’s income would be an income after taxes of ThCh$ 289,448 (a loss of ThCh$ 58,687 in 2015 and a loss of ThCh$ 204,456 in 2014).

Considering that approximately 8% of the Company’ sales relates to export sales carried out in Chile (8% in 2015 and 8% in 2014), in currencies different from the Chilean Peso, and in approximately 63% (54% in 2015 and 55% in 2014) of the Company’s direct costs are indexed to the US Dollar and assuming that the functional currencies will be appreciated or (depreciated) by 10% as compared to the set of foreign currencies, when maintaining constant the rest of the variables the hypothetical effect on the Company’s income would be loss after taxes of ThCh$ 13,908,457 (loss of ThCh$ 10,380,193 in 2015 and ThCh$ 10,004,379 in 2014).

The Company can also be affected by the variation of the exchange rate of where the foreign subsidiaries operate, since the result is converted to Chilean Pesos at the average rate of each month. The result of the operations in the foreign subsidiaries during the year 2016 were an income of ThCh$ 32,507,630 (ThCh$ 32,141,475 in 2015 and ThCh$ 29,235,462 in 2014). Therefore, a depreciation (or appreciation) of 10% in the exchange rate of the Argentine Peso, the Uruguayan Peso and the Paraguayan Guarani against the Chilean Peso, would be a loss (income) before tax of ThCh$ 3,250,763 (ThCh$ 3,214,147 in 2015 and ThCh$ 2,923,546 in 2014).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The net investment in foreign subsidiaries, associated and joint ventures amounted to ThCh$ 135,001,540, ThCh$ 8,249,048 and ThCh$ 35,449,038, respectively (ThCh$ 133,554,918, ThCh$ 6,628,484 and ThCh$ 18,718,832 in 2015). Assuming a 10% increase or decrease in the Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivians and Colombian Peso against the Chilean Peso, and maintaining constant all the rest of the variables, the increase (decrease) would hypothetically result in income (loss) of ThCh$ 17,869,963 (ThCh$ 16,655,069 in 2015) recorded as a credit (charge) against Equity.

The Company does not cover the risks associated with the currency conversion of the financial statements of its subsidiaries that have other functional currency, whose effects are reported in Equity.

Interest rates risk

The interest rate risk mainly originated from the Company’s financing sources. The main exposure is related to London Inter Bank Offer Rate (“LIBOR”) and Buenos Aires Deposits of Large Amount Rate (“BADLAR”) variable interest rate indexed obligations.

As of December 31, 2016, the Company had a total ThCh$ 10,142,841 in debt indexed to variable interest rates (ThCh$ 20,206,608 in 2015). Consequently, as of December 31, 2016, the company’s financing structure is made up (without considering the effects of cross currency swaps effect) of approximately 6% (12% in 2015) in debt with variable interest rates, and 94% (88% in 2015) in debt with fixed interest rates.

To administer the interest rate risk, the Company has a policy that intends to reduce the volatility of its financial expense, and to maintain an ideal percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term debt, as well as derivative instruments such as cross currency interest rate swaps and cross interest rate swaps.

As of December 31, 2016, after considering the effect of interest rates and currency swaps, approximately 97% (97% in 2015) of the Company’s long-term debt has fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2016, including exchange rates, interest rates, maturities and effective interest rates, are detailed in Note 26.

Interest rates sensitivity analysis

The total financial expense recognized in the Consolidated Statement of Income for the twelve month ended as of December 31, 2016, related to short-term and long-term debts amounted to ThCh$ 20,307,238 (ThCh$ 23,101,329 in 2015 and ThCh$ 22,957,482 in 2014). Assuming a reasonably possible increase of 100 bps in variable interest rates and maintaining constant all the rest of the variables, the increase would hypothetically result in a loss before tax of ThCh$ 48,700 (ThCh$ 42,664 in 2015).

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

Inflation sensitivity analysis

The income for total adjustment unit recognized in the Consolidated Statement of Comprehensive Income for the twelve month ended as of December 31, 2016, related to UF indexed short-term and long-term debt, and resulted in a loss of ThCh$ 2,246,846 (ThCh$ 3,282,736 in 2015 and ThCh$ 4,159,131 in 2014). Assuming a reasonably possible increase (decrease) of the Unidad de Fomento by approximately 3% and maintaining constant all the rest of the variables, such as interest rates, the aforementioned increase (decrease) would hypothetically result in a loss (income) of ThCh$ 3,065,645 (ThCh$ 3,065,747 in 2015 and ThCh$ 3,035,371 in 2014) in the Consolidated Statement of Income.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Raw material price risk

The main exposure to the raw material price variation is related to barley and malt used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Barley, malt and cans

In Chile, the Company obtains its barley and malt supply both from local producers and the international market. Long-term supply agreements are entered into with local producers where the barley price is set annually according to market prices, which are used to determine the malt price according to the agreements. The purchases commitments made expose the Company to a raw material price fluctuation risk. During 2016, the Company purchased 13,914 tons (46,620 tons in 2015) of barley and 61,753 tons (53,890 tons in 2015) of malt. CCU Argentina acquires mainly malt from local producers. Such raw materials represent approximately 7% (9% in 2015 and 12% in 2014) of the direct cost of Chile Operating segment.

Of the cost of Chile Operating segment, the cost of cans represents approximately 15% of the direct cost (12% in 2015 and 12% in 2014). Meanwhile in the International Business Operating segment the cans cost represent approximately 34% of the direct cost of raw materials in 2016 (30% in 2015 and 20% in 2014).

Concentrates, Sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrates, which are mainly acquired from licensees, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks of these raw materials, which jointly represent approximately 30% (29% in 2015 and 29% in 2014) of the direct cost of Chile Operating segment. The company does not engage in hedging the purchases of raw materials.

Grapes and wine

The main raw material used by the subsidiary VSPT for wine production are harvested grapes from own production and grapes and wines acquired from third parties through long term and spot contracts. For the last 12 months, approximately 26% (31% in 2015) of the total wine of VSPT supply comes from its own vineyards. In the export business the own supply for 2016 was 40% (48% for 2015).

The remaining 74% (69% in 2015) supply is purchased from third parties through long term and spot contracts. During 2016, the subsidiary VSPT acquired 64% (55% in 2015) of the necessary grapes and wine from third parties through spot contracts. It also acquired 11% of its grape needs in 2016 from long term agreements (14% in 2015).

We must consider that as of December 31, 2016, the wine represents 56% (57% in 2015) of the total direct cost of the Wine Operating Segment, meaning that the supply purchased to third parties represents 36% of the direct cost (31% in 2015).

Raw material price sensitivity Analysis

The total direct cost in the Consolidated Statement of Income for 2016 amounts to ThCh$ 540,692,963 (ThCh$ 485,391,583 in 2015 and ThCh$ 433,749,832 in 2014). Assuming a reasonably possible increase (decrease) in the direct cost of each Operating segment of 8% and maintaining constant all the rest of the variables, such as exchange rates, the aforesaid increase (decrease) would hypothetically result into a loss (income) before taxes of ThCh$ 28,076,333 (ThCh$ 24,078,370 in 2015 and ThCh$ 21,875,405 in 2014) for Chile Operating segment, ThCh$ 8,089,082 (ThCh$ 8,444,331 in 2015 and ThCh$ 5,925,786 in 2014) for International Business Operating segment, ThCh$ 7,222,786 (ThCh$ 6,736,734 in 2015 and ThCh$ 6,414,035 2014) for Wine Operating segment.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

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

Domestic market

The credit risk related to commercial collectible accounts of domestic markets is administered by the Loan and Collection Administration Officer, and it is monitored by the Loan Committee of each business unit. The Company has a wide client base that is subject to the policies, procedures and controls established by the Company. The loan limits are established for all clients on the basis of an internal qualification and payment performance. Outstanding commercial accounts receivable are regularly monitored. In addition, the Company acquires loan insurances covering 90% of the individually significant accounts receivable balances, a coverage that as of December 31, 2016, amounts to 88% (88% in 2015) of the total accounts receivable.

Overdue but not impaired commercial accounts receivable corresponds to clients that show delays of less than 33 days (21 days in 2015).

As of December 31, 2016, the Company had approximately 1,078 clients (998 clients in 2015) indebted in over Ch$ 10 million each that together represent approximately 84% (85% in 2015) of the total commercial accounts receivable. There were 224 clients (217 clients in 2015) with balances over Ch$ 50 million each, representing approximately 74% (74% in 2015) of the total accounts receivable. The 91% (93% in 2015) of such accounts receivable are covered by the loan insurance.

The Company believes that no additional credit risk provisions are needed to the individual and collective provisions determined at December 31, 2016, as a large percentage of these are covered by insurance.

Exports market

The loan risk related to accounts receivable for exports is administered by VSPT Head of Loan and Collection, and it is monitored by VSPT Administration and Finance Officer. The Company has a large client base, in over eighty countries, which are subject to the policies, procedures and controls established by the Company. In addition, the Company acquires loan insurance covering 90% (89% in 2015) of the total accounts receivable. Pending payment of commercial accounts receivable is regularly monitored. Apart from the loan insurance, having diversified sales in different countries decreases the loan risk.

As of December 31, 2016, there were 76 clients (69 clients in 2015) indebted for over ThCh$ 65,000 each, which represent 91% (88% in 2015) of the total accounts receivable of the export market.

Overdue, but not impaired, commercial accounts receivable corresponds to clients that show delays of less than 32 days (25 days in 2015).

The Company estimates that no loan risk provisions are necessary in addition to the individual and collective provisions determined as of December 31, 2016. See analysis of accounts receivables maturities and losses due to impairment of accounts receivables (Note 14).

The Company has policies limiting the counterparty loan risk exposure with respect to financial institutions, and such exposures are frequently monitored. Consequently, the Company does not have significant risk concentration with any specific financial institutions as of December 31, 2016.

Financial investments and derivative instruments

The financial investments correspond to time deposits, investments in mutual funds and financial instruments acquired under re-sale agreements, as well as short-term investments with high liquidity, all at a fixed interest rate, normally with an original maturity of up to three months, which they are not exposed to significant risks of market. With respect to financial derivative instruments, these are valued at fair value and contracted only in the Chilean market.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

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

A summary of the Company’s financial liabilities with their maturities as of December 31, 2016 and 2015, based on the non-discounted contractual cash flows appears below:

As of December 31, 2016	Book value (*)	Contractual cash flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	68,685,959	8,567,124	34,661,755	31,604,772	626,411	-	75,460,062
Bond payable	74,086,739	1,108,143	4,551,720	13,401,920	19,666,590	56,878,538	95,606,911
Financial leases obligations	17,716,869	368,052	1,050,810	2,603,315	2,305,704	28,638,952	34,966,833
Deposits for return of bottles and containers	13,015,723	-	13,015,723	-	-	-	13,015,723
Sub-Total	173,505,290	10,043,319	53,280,008	47,610,007	22,598,705	85,517,490	219,049,529
Derivative
Derivative financial instruments	11,118,676	11,118,676	-	-	-	-	11,118,676
Sub-Total	11,118,676	11,118,676	-	-	-	-	11,118,676
Total	184,623,966	21,161,995	53,280,008	47,610,007	22,598,705	85,517,490	230,168,205

As of December 31, 2015	Book value (*)	Contractual cash flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	76,050,091	18,531,305	30,981,974	32,627,707	3,135,314	-	85,276,300
Bond payable	74,508,233	1,077,908	4,529,040	10,909,363	17,346,078	64,742,891	98,605,280
Financial leases obligations	17,559,874	418,380	1,087,320	2,709,603	2,439,335	28,871,228	35,525,866
Deposits for return of bottles and containers	12,503,170	-	12,503,170	-	-	-	12,503,170
Sub-Total	180,621,368	20,027,593	49,101,504	46,246,673	22,920,727	93,614,119	231,910,616
Derivative
Hedging derivatives	107,698	61,543	46,333	-	-	-	107,876
Derivative financial instruments	171,470	167,701	3,770	-	-	-	171,471
Sub-Total	279,168	229,244	50,103	-	-	-	279,347
Total	180,900,536	20,256,837	49,151,607	46,246,673	22,920,727	93,614,119	232,189,963

(*) View current and non-current book value in Note 6.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 6 Financial Instruments

Financial instruments categories

The following are the book values of each financial instrument category at the closing of each year:

	As of December 31, 2016		As of December 31, 2015
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	133,789,950	-	192,554,239	-
Other financial assets	8,406,491	203,784	13,644,105	80,217
Accounts receivable - trade and other receivable (net)	280,766,784	3,563,797	252,225,937	-
Acoounts receivable from related companies	3,523,825	356,665	4,788,930	445,938
Total financial assets	426,487,050	4,124,246	463,213,211	526,155
Bank borrowings	39,079,561	29,606,398	27,714,998	48,335,093
Bonds payable	3,250,023	70,836,716	3,155,239	71,352,994
Financial leases obligations	215,950	17,500,919	321,416	17,238,458
Derivative financial instruments	11,118,676	-	171,470	-
Hedging derivatives	-	-	107,698	-
Deposits for return of bottles and containers	13,015,723	-	12,503,170	-
Total other non-financial liabililities (*)	66,679,933	117,944,033	43,973,991	136,926,545
Account payable- trade and other payable	259,677,852	1,082,898	227,736,803	1,645,098
Accounts payable to related entities	9,530,071	-	11,624,218	-
Total financial liabilities	335,887,856	119,026,931	283,335,012	138,571,643

(*) See Note 26 - Other financial liabilities.

Financial instruments fair value

a)   Composition of financial assets and liabilities:

The following tables show the fair values, based on the financial instrument categories, as compared to the book value included in the Consolidated Statements of Financial Position:

	As of December 31, 2016		As of December 31, 2015
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	133,789,950	133,789,950	192,554,239	192,554,239
Other financial assets	8,610,275	8,610,275	13,724,322	13,724,322
Accounts receivable - trade and other receivable (net)	284,330,581	284,330,581	252,225,937	252,225,937
Acoounts receivable from related companies	3,880,490	3,880,490	5,234,868	5,234,868
Total financial assets	430,611,296	430,611,296	463,739,366	463,739,366
Bank borrowings	68,685,959	69,668,649	76,050,091	77,380,452
Bonds payable	74,086,739	81,769,096	74,508,233	80,087,449
Financial leases obligations	17,716,869	30,154,204	17,559,874	29,104,078
Derivative financial instruments	11,118,676	11,118,676	171,470	171,470
Hedging derivatives	-	-	107,698	107,698
Deposits for return of bottles and containers	13,015,723	13,015,723	12,503,170	12,503,170
Total other non-financial liabililities (*)	184,623,966	205,726,348	180,900,536	199,354,317
Account payable- trade and other payable	260,760,750	260,760,750	229,381,901	229,381,901
Accounts payable to related entities	9,530,071	9,530,071	11,624,218	11,624,218
Total financial liabilities	454,914,787	476,017,169	421,906,655	440,360,436

(*) See Note 26 - Other financial liabilities.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

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

b)   Financial instruments as per category:

As of December 31, 2016	Fair value with changes in income	Cash and cash equivaletns and loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	479,492	-	309,237	788,729
Marketable securities and investments in other companies	7,821,546	-	-	7,821,546
Total other financial assets	8,301,038	-	309,237	8,610,275
Cash and cash equivalents	-	133,789,950	-	133,789,950
Accounts receivable-trade and other receivables (net)	-	284,330,581	-	284,330,581
Account receivable from to related companies	-	3,880,490	-	3,880,490
Total	8,301,038	422,001,021	309,237	430,611,296

As of December 31, 2016	Fair value with changes in income	Hedge derivatives	Financial libilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	68,685,959	68,685,959
Bonds payable	-	-	74,086,739	74,086,739
Financial leases obligations	-	-	17,716,869	17,716,869
Deposits for return of bottles and containers	-	-	13,015,723	13,015,723
Derivative financial instruments	11,118,676	-	-	11,118,676
Total others financial liabililities	11,118,676	-	173,505,290	184,623,966
Account payable- trade and other payable	-	-	260,760,750	260,760,750
Accounts payable to related entities	-	-	9,530,071	9,530,071
Total	11,118,676	-	443,796,111	454,914,787

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

As of December 31, 2015	Fair value with changes in income	Cash and cash equivaletns and loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	9,365,572	-	816,622	10,182,194
Marketable securities and investments in other companies	3,542,128	-	-	3,542,128
Total other financial assets	12,907,700	-	816,622	13,724,322
Cash and cash equivalents	-	192,554,239	-	192,554,239
Accounts receivable-trade and other receivables (net)	-	252,225,937	-	252,225,937
Account receivable from to related companies	-	5,234,868	-	5,234,868
Total	12,907,700	450,015,044	816,622	463,739,366

As of December 31, 2015	Fair value with changes in income	Hedge derivatives	Financial libilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	76,050,091	76,050,091
Bonds payable	-	-	74,508,233	74,508,233
Financial leases obligations	-	-	17,559,874	17,559,874
Deposits for return of bottles and containers	-	-	12,503,170	12,503,170
Derivative financial instruments	171,470	107,698	-	279,168
Total others financial liabililities	171,470	107,698	180,621,368	180,900,536
Account payable- trade and other payable	-	-	229,381,901	229,381,901
Accounts payable to related entities	-	-	11,624,218	11,624,218
Total	171,470	107,698	421,627,487	421,906,655

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments as per type of agreement at the closing of each year is as follows:

	As of December 31, 2016				As of December 31, 2015
	Number of agreements	Nominal amounts thousand	Asset	Liability	Number of agreements	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency interest rate swaps CLP/USD	1	11,237	53,743	-	-	-	-	-
Less than a year	1	11,237	53,743	-	-	-	-	-
Cross interest rate swaps USD/USD	-	-	-	-	1	10,094	-	107,698
Less than a year	-	-	-	-	-	10,094	-	107,698
Cross currency interest rate swaps USD/EURO	1	7,889	255,494	-	2	12,353	816,622	-
Less than a year	-	-	51,710	-	-	4,477	736,405	-
Between 1 and 5 years	-	7,889	203,784	-	-	7,876	80,217	-
Forwards USD	29	224,332	359,254	10,586,653	27	148,404	9,276,156	117,151
Less than a year	-	224,332	359,254	10,586,653	-	148,404	9,276,156	117,151
Forwards Euro	10	49,421	109,164	523,079	7	11,981	57,834	52,368
Less than a year	-	49,421	109,164	523,079	-	11,981	57,834	52,368
Forwards CAD	2	1,480	11,074	7,720	4	1,500	18,192	1,951
Less than a year	-	1,480	11,074	7,720	-	1,500	18,192	1,951
Forwards GBP	2	700	-	1,224	3	865	13,390	-
Less than a year	-	700	-	1,224	-	865	13,390	-
Total derivative instruments	45		788,729	11,118,676	44		10,182,194	279,168

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging designation; consequently their effects are recorded in Income, in Other gains (losses).

In the case of Cross Currency Interest Rate Swaps and the Cross Interest Rate Swaps, these qualify as cash flow hedges of the cash flows related to loans from Banco de Chile and Banco Scotiabank. See additional disclosures in Note 26.

As of December 31, 2016
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank	Interest rate and exchange rate on bank bonds	USD	5,335,826	EUR	5,080,332	255,494	06-18-2018
Banco de Chile	Interest rate on bank bonds	CLP	7,458,187	USD	7,404,444	53,743	07-03-2017

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

As of December 31, 2015
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank	Interest rate and exchange rate in bank obligations	USD	5,700,299	EUR	5,589,172	111,127	06-18-2018
Banco de Chile	Interest rate and exchange rate on bank bonds	USD	3,205,865	EUR	2,500,370	705,495	07-11-2016
Banco de Chile	Interest rate on bank bonds	USD	7,227,245	USD	7,334,943	(107,698)	07-07-2016

The Consolidated Statement of Other Comprehensive Income includes under the caption cash flow hedge, for the years ended December 31, 2016, a credit before income taxes of ThCh$ 84,962 (ThCh$ 80,693 and ThCh$ 155,258, in 2015 and 2014, respectively), relating to the fair value of the Cross Currency Interest Swap and Cross Interest Rate Swap derivatives instruments.

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

Level 3                   Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

The fair value of financial instruments recorded at fair value in the Consolidated Financial Statements, are as follows:

As of December 31, 2016	Recorded fair value	Fair value hierarchy
		Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	479,492	-	479,492	-
Market securities and investments in other companies	7,821,546	7,821,546	-	-
Hedging derivatives	309,237	-	309,237	-
Fair value financial assets	8,610,275	7,821,546	788,729	-
Derivative financial instruments	11,118,676	-	11,118,676	-
Fair value financial liabilities	11,118,676	-	11,118,676	-

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

As of December 31, 2015	Recorded fair value	Fair value hierarchy
		Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	9,365,572	-	9,365,572	-
Market securities and investments in other companies	3,542,128	3,542,128	-	-
Hedging derivatives	816,622	-	816,622	-
Fair value financial assets	13,724,322	3,542,128	10,182,194	-
Hedging derivatives	107,698	-	107,698	-
Derivative financial instruments	171,470	-	171,470	-
Fair value financial liabilities	279,168	-	279,168	-

During year ended as of December 31, 2016, the Company has not made any significant instrument transfer between levels 1 and 2.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

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

Starting from the third quarter of 2016, the Company has incorporated in the Chile operating segment the business activities performed by the Strategic Service Units (SSU), which include Transportes CCU Limitada, Comercial CCU S.A., CRECCU S.A. and Fábrica de Envases Plásticos S.A.  For the year ended December 31, 2015 and 2014, revenue and expenses of the Strategic Service Units were previously reported under Others. However, for comparability purposes, these revenues and expenses have been restated and are now allocated to Chile Operating segment.

These Operating segments mentioned are consistent with the way the Company is managed and how results are reported by CCU. These segments reflect separate operating results which are regularly reviewed by the chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance.

Operating segment	Products and services
Chile	Beers, non-alcoholic beverages, spirits and SSU.
International Business	Beers, cider, non-alcoholic beverages and spirits in Argentina, Uruguay and Paraguay.
Wines	Wines, mainly in export markets to more 80 countries.

Corporate revenues and expenses are presented separately within the Other, in addition in the other presents the elimination of transactions between segments.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

a)     Information as per operating segments for the years ended  December 31, 2016 and 2015:

	Chile(4)		International Business		Wines		Others(4)		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	973,220,715	885,769,609	366,778,056	400,051,022	195,322,270	184,169,165	-	-	1,535,321,041	1,469,989,796
Other income	15,630,481	16,757,566	2,783,615	4,708,728	5,851,015	5,214,674	(688,444)	1,700,951	23,576,667	28,381,919
Sales revenue between segments	8,524,493	6,932,905	546,972	953,967	228,767	131,209	(9,300,232)	(8,018,081)	-	-
Net sales	997,375,689	909,460,080	370,108,643	405,713,717	201,402,052	189,515,048	(9,988,676)	(6,317,130)	1,558,897,708	1,498,371,715
Change %	9.7	-	(8.8)	-	6.3	-	-	-	4.0	-
Cost of sales	(471,151,686)	(411,375,380)	(157,485,547)	(162,665,341)	(112,938,261)	(105,956,281)	(244,422)	(5,078,249)	(741,819,916)	(685,075,251)
% of Net sales	47.2	45.2	42.6	40.1	56.1	55.9	-	-	47.6	45.7
Gross margin	526,224,003	498,084,700	212,623,096	243,048,376	88,463,791	83,558,767	(10,233,098)	(11,395,379)	817,077,792	813,296,464
% of Net sales	52.8	54.8	57.4	59.9	43.9	44.1	-	-	52.4	54.3
MSD&A (1)	(373,407,847)	(343,380,553)	(191,413,501)	(216,098,525)	(52,007,092)	(51,070,291)	(2,714,311)	(2,015,407)	(619,542,751)	(612,564,776)
% of Net sales	37.4	37.8	51.7	53.3	25.8	26.9	-	-	39.7	40.9
Other operating income (expenses)	1,734,871	626,889	(394,820)	3,315,892	732,689	44,823	1,043,939	217,706	3,116,679	4,205,310
Adjusted operating result (2)	154,551,027	155,331,036	20,814,775	30,265,743	37,189,388	32,533,299	(11,903,470)	(13,193,080)	200,651,720	204,936,998
Change %	(0.5)	-	(31.2)	-	14.3	-	-	-	(2.1)	-
% of Net sales	15.5	17.1	5.6	7.5	18.5	17.2	-	-	12.9	13.7
Net financial expense	-	-	-	-	-	-	-	-	(14,627,170)	(15,255,586)
Share of net loss of joint ventures and associates accounted for using	-	-	-	-	-	-	-	-	(5,560,522)	(5,228,135)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	456,995	957,565
Results as per adjustment units	-	-	-	-	-	-	-	-	(2,246,846)	(3,282,736)
Other gains (losses)	-	-	-	-	-	-	-	-	(8,345,907)	8,512,000
Income before taxes	-	-	-	-	-	-	-	-	170,328,270	190,640,106
Income taxes	-	-	-	-	-	-	-	-	(30,246,383)	(50,114,516)
Net income for year	-	-	-	-	-	-	-	-	140,081,887	140,525,590
Non-controlling interests	-	-	-	-	-	-	-	-	21,624,399	19,717,455
Net income attributable to equity holders of the parent	-	-	-	-	-	-	-	-	118,457,488	120,808,135
Depreciation and amortization	61,736,849	56,698,871	11,928,705	14,334,415	7,078,872	7,568,991	2,783,619	2,964,525	83,528,045	81,566,802
ORBDA (3)	216,287,876	212,029,907	32,743,480	44,600,158	44,268,260	40,102,290	(9,119,851)	(10,228,555)	284,179,765	286,503,800
Change %	2.0	-	(26.6)	-	10.4	-	-	-	(0.8)	-
% of Net sales	21.7	23.3	8.8	11.0	22.0	21.2	-	-	18.2	19.1

(1)   MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

(2)   Adjusted operating result (for management purposes we have defined as Net income before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(3)   ORBDA (for management purpose we have defined as Adjusted Operating Result before Depreciation and Amortization).

(4)   Starting from the third quarter of 2016, the Company has incorporated in the Chile operating segment the business activities performed by the Strategic Service Units (SSU), which include Transportes CCU Limitada, Comercial CCU S.A., CRECCU S.A. and Fábrica de Envases Plásticos S.A.  As of December 2015, the revenue and expenses of the Strategic Service Units were previously  reported under Others. However for comparability purposes these revenues and expenses have been restated and are now reported under to Chile operating segment (see reconciliation in letter c) under this Note).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

b)     Information as per operating segments for the years ended December 31, 2015 and 2014:

	Chile (5)		International Business		Wines		Others (5)		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	885,769,609	813,639,952	400,051,022	292,152,707	184,169,165	168,139,809	-	-	1,469,989,796	1,273,932,468
Other income	16,757,566	15,562,980	4,708,728	3,992,902	5,214,674	3,918,028	1,700,951	559,921	28,381,919	24,033,831
Sales revenue between segments	6,932,905	6,227,110	953,967	3,522,074	131,209	290,716	(8,018,081)	(10,039,900)	-	-
Net sales	909,460,080	835,430,042	405,713,717	299,667,683	189,515,048	172,348,553	(6,317,130)	(9,479,979)	1,498,371,715	1,297,966,299
Change %	8.9	-	35.4	-	10.0	-	-	-	15.4	-
Cost of sales	(411,375,380)	(374,336,312)	(162,665,341)	(136,174,602)	(105,956,281)	(97,523,600)	(5,078,249)	3,497,698	(685,075,251)	(604,536,816)
% of Net sales	45.2	44.8	40.1	45.4	55.9	56.6	-	-	45.7	46.6
Gross margin	498,084,700	461,093,730	243,048,376	163,493,081	83,558,767	74,824,953	(11,395,379)	(5,982,281)	813,296,464	693,429,484
% of Net sales	54.8	55.2	59.9	54.6	44.1	43.4	-	-	54.3	53.4
MSD&A (1)	(343,380,553)	(328,766,178)	(216,098,525)	(154,299,739)	(51,070,291)	(50,284,131)	(2,015,407)	(2,252,954)	(612,564,776)	(535,603,002)
% of Net sales	37.8	39.4	53.3	51.5	26.9	29.2	-	-	40.9	41.3
Other operating income (expenses)	626,889	850,122	3,315,892	20,173,967	44,823	238,952	217,706	2,458,269	4,205,310	23,721,310
Adjusted operating result before Exceptional Items (EI)	155,331,036	133,177,674	30,265,743	29,367,309	32,533,299	24,779,774	(13,193,080)	(5,776,966)	204,936,998	181,547,792
Change %	16.6	-	3.1	-	31.3	-	-	-	12.9	-
% of Net sales	17.1	15.9	7.5	9.8	17.2	14.4	-	-	13.7	14.0
Exceptional Items (EI) (2)	-	(301,550)	-	(1,214,505)	-	-	-	(111,445)	-	(1,627,500)
Adjusted operating result (3)	155,331,036	132,876,124	30,265,743	28,152,804	32,533,299	24,779,774	(13,193,080)	(5,888,411)	204,936,998	179,920,292
Change %	16.9	-	7.5	-	31.3	-	-	-	13.9	-
% of Net sales	17.1	15.9	7.5	9.4	17.2	14.4	-	-	13.7	14
Net financial expense	-	-	-	-	-	-	-	-	(15,255,586)	(10,820,891)
Share of net loss of joint ventures and associates accounted for using	-	-	-	-	-	-	-	-	(5,228,135)	(898,607)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	957,565	(613,181)
Results as per adjustment units	-	-	-	-	-	-	-	-	(3,282,736)	(4,159,131)
Other gains (losses)	-	-	-	-	-	-	-	-	8,512,000	4,036,939
Income before taxes	-	-	-	-	-	-	-	-	190,640,106	167,465,421
Income taxes	-	-	-	-	-	-	-	-	(50,114,516)	(46,673,500)
Net income for year	-	-	-	-	-	-	-	-	140,525,590	120,791,921
Non-controlling interests	-	-	-	-	-	-	-	-	19,717,455	14,553,471
Net income attributable to equity holders of the parent	-	-	-	-	-	-	-	-	120,808,135	106,238,450
Depreciation and amortization	56,698,871	48,459,588	14,334,415	11,194,117	7,568,991	7,115,790	2,964,525	1,838,071	81,566,802	68,607,566
ORBDA before EI	212,029,907	181,637,262	44,600,158	40,561,426	40,102,290	31,895,564	(10,228,555)	(3,938,895)	286,503,800	250,155,358
ORBDA (4)	212,029,907	181,335,712	44,600,158	39,346,921	40,102,290	31,895,564	(10,228,555)	(4,050,340)	286,503,800	248,527,858
Change %	16.9	-	13.4	-	25.7	-	-	-	15.3	-
% of Net sales	23.3	21.7	11.0	13.1	21.2	18.5	-	-	19.1	19.1

(1)     MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

(2)     Exceptional Items are income or expenses that do not occur regularly as part of the normal activities of the Company. It’s presented separately because its important items for the understanding the normal operations of the Company due to importance or nature.During the year 2014, the Company has considered this result as an Exceptional Items related to different restructuring process of operating segments.

(3)     Adjusted operating result (for management purposes we have defined as Net income before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(4)     ORBDA (for management purpose we have defined as Adjusted Operating Result before Depreciation and Amortization).

(5)     Starting from the third quarter of 2016, the Company has incorporated in the Chile operating segment the business activities performed by the Strategic Service Units (SSU), which include Transportes CCU Limitada, Comercial CCU S.A., CRECCU S.A. and Fábrica de Envases Plásticos S.A.  As of December 2015, the revenue and expenses of the Strategic Service Units were previously  reported under Others. However for comparability purposes these revenues and expenses have been restated and are now reported under to Chile operating segment (see reconciliation in letter c) under this Note).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

c)   For the year ended December 31, 2015 and 2014, revenue and expenses of the Strategic Service Units were previously reported under Others. However, for comparability purposes, these revenues and expenses have been restated and are now allocated to Chile Operating segment explained in the following tables:

For the year ended as of December 31, 2015:

	Chile			Others
	2015			2015
	Previously reported	Adjusted	Tight	Previously reported	Adjusted	Tight
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	885,769,609	-	885,769,609	-	-	-
Other income	10,238,408	6,519,158	16,757,566	8,220,109	(6,519,158)	1,700,951
Sales revenue between segments	6,013,177	919,728	6,932,905	(7,098,353)	(919,728)	(8,018,081)
Net sales	902,021,194	7,438,886	909,460,080	1,121,756	(7,438,886)	(6,317,130)
Cost of sales	(420,297,983)	8,922,603	(411,375,380)	3,844,354	(8,922,603)	(5,078,249)
% of Net sales	46.6	-	45.2	-	-	-
Gross margin	481,723,211	16,361,489	498,084,700	4,966,110	(16,361,489)	(11,395,379)
% of Net sales	53.4	-	54.8	-	-	-
MSD&A (1)	(328,488,527)	(14,892,026)	(343,380,553)	(16,907,433)	14,892,026	(2,015,407)
% of Net sales	36.4	-	37.8	-	-	-
Other operating income (expenses)	688,920	(62,031)	626,889	155,675	62,031	217,706
Adjusted operating result (2)	153,923,604	1,407,432	155,331,036	(11,785,648)	(1,407,432)	(13,193,080)
% of Net sales	17.1	-	17.1	-	-	-
Net financial expense	-	-	-	-	-	-
Share of net loss of joint ventures and associates accounted for using	-	-	-	-	-	-
Foreign currency exchange differences	-	-	-	-	-	-
Results as per adjustment units	-	-	-	-	-	-
Other gains (losses)	-	-	-	-	-	-
Income before taxes	-	-	-	-	-	-
Net income for year	-	-	-	-	-	-
Net income attributable to equity holders of the parent	-	-	-	-	-	-
Depreciation and amortization	45,766,393	10,932,478	56,698,871	13,897,003	(10,932,478)	2,964,525
ORBDA (3)	199,689,997	12,339,910	212,029,907	2,111,355	(12,339,910)	(10,228,555)
% of Net sales	22.1	-	23.3	-	-	-

See definition of (1), (2) and (3) in information as per Operating segment letter a).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

For the year ended as of December 31, 2014:

	Chile			Others
	2014			2014
	Previously reported	Adjusted	Tight	Previously reported	Adjusted	Tight
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	813,639,952	-	813,639,952	-	-	-
Other income	9,100,957	6,462,023	15,562,980	7,021,944	(6,462,023)	559,921
Sales revenue between segments	7,600,483	(1,373,373)	6,227,110	(11,413,273)	1,373,373	(10,039,900)
Net sales	830,341,392	5,088,650	835,430,042	(4,391,329)	(5,088,650)	(9,479,979)
Cost of sales	(383,558,625)	9,222,313	(374,336,312)	12,720,013	(9,222,315)	3,497,698
% of Net sales	46.2	-	44.8	-	-	-
Gross margin	446,782,767	14,310,963	461,093,730	8,328,684	(14,310,965)	(5,982,281)
% of Net sales	53.8	-	55.2	-	-	-
MSD&A (1)	(317,765,236)	(11,000,942)	(328,766,178)	(13,253,897)	11,000,943	(2,252,954)
% of Net sales	38.3	1	39.4	-	-	-
Other operating income (expenses)	722,478	127,644	850,122	2,585,913	(127,644)	2,458,269
Adjusted operating result before Exceptional Items (EI)	25,561,470	(2,954,119)	22,607,351	(3,624,700)	2,954,118	(670,582)
Change %	-	-	-	-	-	-
% of Net sales	0.04	- 0.56	0.04	- 334.38	- 0.56	-
Exceptional Items (EI) (2)	-	(301,550)	(301,550)	(412,995)	301,550	(111,445)
Adjusted operating result (3)	129,740,009	3,437,665	133,177,674	(2,339,300)	(3,437,666)	(5,776,966)
% of Net sales	15.6	-	15.9	-	-	-
Net financial expense	-	-	-	-	-	-
Share of net loss of joint ventures and associates accounted for using	-	-	-	-	-	-
Foreign currency exchange differences	-	-	-	-	-	-
Results as per adjustment units	-	-	-	-	-	-
Other gains (losses)	-	-	-	-	-	-
Income before taxes	-	-	-	-	-	-
Income taxes	-	-	-	-	-	-
Net income for year	-	-	-	-	-	-
Non-controlling interests	-	-	-	-	-	-
Net income attributable to equity holders of the parent	-	-	-	-	-	-
Depreciation and amortization	38,832,969	9,626,619	48,459,588	11,464,690	(9,626,619)	1,838,071
ORBDA before EI	37,317,380	(533,386)	36,783,994	(713,134)	533,385	(179,749)
Change %	-	-	-	-	-	-
% of Net sales	0.06	- 0.10	0.06	- 65.79	- 0.10	-
ORBDA (4)	168,572,978	12,762,734	181,335,712	8,712,395	(12,762,735)	(4,050,340)
% of Net sales	20.3	-	21.7	-	-	-

See definition of (1), (2), (3) and (4) in information as per Operating segment letter b).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Sales information by geographic location

Net sales per geographical location	For the years ended as of December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Chile (1)	1,176,972,109	1,081,835,420	991,938,043
Argentina (2)	329,585,488	366,886,701	264,631,403
Uruguay	15,204,331	14,432,950	11,204,806
Paraguay	37,135,780	35,216,644	30,192,047
Total	1,558,897,708	1,498,371,715	1,297,966,299

(1)   Includes net sales correspond to Corporate Support Unit and eliminations between geographical locations. Additionally, includes net sales made in Chile of the Wines Operating segment.

(2)   Includes net sales made by the subisiaries Finca La Celia S.A. and Los Huemules SRL., registered under the Wines Operating segment and Chile Operating segment, respectively.

Sales information by customer

	For the years ended as of December 31,
Net Sales	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Domestic sales	1,429,152,068	1,374,282,584	1,188,231,333
Exports sales	129,745,640	124,089,131	109,734,966
Total	1,558,897,708	1,498,371,715	1,297,966,299

Sales information by product category

	For the years ended as of December 31,
Sales information by product category	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Alcoholic business	1,041,923,724	1,040,145,164	880,580,817
Non-alcoholic business	493,397,317	429,844,632	393,351,650
Others (1)	23,576,667	28,381,919	24,033,832
Total	1,558,897,708	1,498,371,715	1,297,966,299

(1)   Others consist mainly of sales of by-products and packaging including bottles, pallets, and glasses.

 Depreciation and amortization as per operating segments

Property, plant and equipment depreciation and amortization of software	For the years ended as of December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Chile Operating segment	61,736,849	56,698,871	38,832,969
International business Operating segment	11,928,705	14,334,415	11,194,117
Wines Operating segment	7,078,873	7,568,991	7,115,790
Others (1)	2,783,619	2,964,525	11,464,690
Total	83,528,046	81,566,802	68,607,566

(1)   Includes depreciation and amortization corresponding to the Corporate Support Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Cash flows Operating Segments

Cash flows Operating Segments	For the years ended as of December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Cash flows from (used in ) Operating activities	190,014,348	219,510,872	173,621,663
Chile Operating segment	152,862,350	49,531,088	27,943,224
International Business Operating segment	13,065,093	31,975,494	10,070,867
Wines Operating segment	32,949,789	30,926,463	31,523,287
Others (1)	(8,862,884)	107,077,827	104,084,285

Cash flows from (used in ) Investing Activities	(155,007,390)	(165,810,169)	(238,970,139)
Chile Operating segment	(57,119,431)	(59,046,239)	(55,303,491)
International Business Operating segment	(40,032,866)	(26,457,885)	(31,118,042)
Wines Operating segment	(13,499,538)	(9,807,177)	(10,279,735)
Others (1)	(44,355,555)	(70,498,868)	(142,268,871)

Cash flows from (used in ) Financing Activities	(95,303,138)	(82,839,491)	(132,155,575)
Chile Operating segment	(90,636,820)	21,923,989	17,907,244
International Business Operating segment	18,577,556	3,431,139	23,525,276
Wines Operating segment	(18,841,106)	(19,061,949)	(10,447,305)
Others (1)	(4,402,768)	(89,132,670)	(163,140,790)

(1)   Others includes Corporate Support Units, due to cahs flows are managed by CCU.

Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and software additions)	For the years ended as of December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Chile Operating segment	53,809,780	43,771,262	53,895,523
International business Operating segment	39,592,739	27,871,662	33,481,407
Wines Operating segment	14,767,858	10,052,863	12,686,080
Others (1)	20,713,048	50,035,135	130,017,142
Total	128,883,425	131,730,922	230,080,152

(1)   Others includes the capital investments corresponding to the Corporate Support Units.

Assets as per operating segments

Assets as per Operating segments	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Chile Operating segment	1,125,266,274	1,056,161,363
International business Operating segment	259,002,220	256,319,478
Wines Operating segment	316,965,318	308,288,465
Others (1)	170,343,238	204,678,125
Total	1,871,577,050	1,825,447,431

(1)   Includes assets corresponding to the Corporate Support Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Assets per geographic location

Assets per geographical location	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Chile (1)	1,600,077,453	1,557,641,691
Argentina (2)	197,986,123	188,897,724
Uruguay	27,327,545	25,703,157
Paraguay	46,185,929	53,204,859
Total	1,871,577,050	1,825,447,431

(1)   Includes the assets corresponding to the Corporate Support Units and eliminations between geographic location. Additionally, includes part of Wines Operating segment and excludes its argentine subsidiary Finca La Celia S.A.

(2)   Includes the assets of the subisiaries Finca La Celia S.A. and Los Huemules SRL., registered under the Wines Operating segment and Chile Operating segment, respectively.

Liabilites as per operating segments

Liabilities as per Operating segments	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Chile Operating segment	242,132,457	218,651,536
International business Operating segment	100,994,174	97,680,139
Wines Operating segment	104,147,109	102,780,420
Others (1)	224,010,731	218,813,191
Total	671,284,471	637,925,286

(1)   Others includes liabilites corresponding to the Corporate Support Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Operating Segment’s additional information

The Consolidated Statement of Income classified according to the Company’s operations management is as follows:

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2016	2015	2014
		ThCh$	ThCh$	ThCh$
Sales revenue external customers		1,535,321,041	1,469,989,796	1,273,932,468
Other income		23,576,667	28,381,919	24,033,831
Net sales		1,558,897,708	1,498,371,715	1,297,966,299
Change %		4.0	15.4	-
Cost of sales		(741,819,916)	(685,075,251)	(604,536,815)
% of Net sales		47.6	45.7	46.6
Gross margin		817,077,792	813,296,464	693,429,484
% of Net sales		52.4	54.3	53.4
MSD&A (1)		(619,542,751)	(612,564,776)	(535,603,002)
% of Net sales		39.7	40.9	41.3
Other operating income (expenses)		3,116,679	4,205,310	23,721,310
Change %		(2.1)	12.9	-
Exceptional Items (EI) (2)		-	-	(1,627,500)
Adjusted operating result (3)		200,651,720	204,936,998	179,920,292
Change %		(2.1)	13.9	-
% of Net sales		12.9	13.7	13.9
Net financial expense	10	(14,627,170)	(15,255,586)	(10,820,890)
Share of net loss of joint ventures and associates accounted for using	19	(5,560,522)	(5,228,135)	(898,607)
Foreign currency exchange differences	10	456,995	957,565	(613,180)
Results as per adjustment units	10	(2,246,846)	(3,282,736)	(4,159,131)
Other gains (losses)	12	(8,345,907)	8,512,000	4,036,939
Income before taxes		170,328,270	190,640,106	167,465,421
Income taxes	25	(30,246,383)	(50,114,516)	(46,673,500)
Net income for year		140,081,887	140,525,590	120,791,921
Non-controlling interests	31	21,624,399	19,717,455	14,553,471
Net income attributable to equity holders of the parent		118,457,488	120,808,135	106,238,450
Depreciation and amortization		83,528,045	81,566,802	68,607,566
Change %		(0.8)	14.5	-
ORBDA (4)		284,179,765	286,503,800	248,527,858
Change %		(0.8)	15.3	-
% of Net sales		18.2	19.1	19.1

See definition of (1), (2), (3) and (4) in information as per Operating segment letter b).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The following is a reconciliation of our Net income, the main comparable IFRS measure to Adjusted Operating Result for the years ended December 31, 2016, 2015 and 2014:

	For the years ended December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Net income of year	140,081,887	140,525,590	120,791,921
Add (Subtract):
Other gains (losses)	8,345,907	(8,512,000)	(4,036,939)
Financial Income	(5,680,068)	(7,845,743)	(12,136,591)
Financial costs	20,307,238	23,101,329	22,957,482
Share of net loss of joint ventures and associates accounted for using the equity method	5,560,522	5,228,135	898,607
Foreign currency exchange differences	(456,995)	(957,565)	613,181
Result as per adjustment units	2,246,846	3,282,736	4,159,131
Income taxes	30,246,383	50,114,516	46,673,500
Adjusted Operating result	200,651,720	204,936,998	179,920,292
Exceptional Item (EI)	-	-	1,627,500
Adjusted Operating result before (EI)	200,651,720	204,936,998	181,547,792
Depreciation and amortization	83,528,045	81,566,802	68,607,566
ORBDA before (EI)	284,179,765	286,503,800	250,155,358
Exceptional Item (EI)	-	-	(1,627,500)
ORBDA	284,179,765	286,503,800	248,527,858

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The following is a reconciliation of the consolidated amounts presented for MSD&A with the comparable amounts presented on the face of our consolidated statement of income:

	For the years ended December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Consolidated statement of income
Distribution costs	(270.835.822)	(277.599.722)	(240.848.630)
Administrative expenses	(155.322.295)	(128.135.799)	(110.014.716)
Other expenses by function	(195.412.109)	(209.201.189)	(188.109.562)
Other expenses included in ´Other expenses by function´	2.027.475	2.371.934	3.369.906
Total MSD&A	(619.542.751)	(612.564.776)	(535.603.002)

Segment information by joint ventures and associates

The Administration of the Company review the financial situation and operations result of the all of their joint ventures and associated that is described in Note 19.

Note 8 Business Combinations

a) Bebidas del Paraguay S.A.

Year 2016 Acquisitions

On March 31, 2016, the susbsidiary Bebidas del Paraguay S.A. acquired 51% of the stock rights of Artisan SRL (Paraguayan company). The purpose of this company is the production and marketing of Sajonia brand beer. The amount of this transaction was ThCh$ 641,489 (equivalents to US$ 1,000,000). At the date of issuance of these consolidated financial statements the Company is in the process of assessing the fair values of acquisitions above mentioned, estimating preliminarily that the effects will not be significant, so it was recorded under Other non-financial assets (see Note 18).

It is expected that the acquisition of this company allows to transform the brand into a reference in the segment of craft beer, increases their productive capacities and distribution network, forming part of the portfolio brands of BdP. Acoording with the above mentioned, BdP begins to participate in the elaboration of beer, with its own brand and with great growth prospects.

b) Other acquisitions

On December 2015 and June 2016, The Company participates, thorough subsidiary Embotelladoras Chilenas Unidas S.A., in joint operations Bebidas Carozzi CCU SpA. and Promarca Internacional SpA., determining fair values as explained in Note 1, letter a) and d), respectively.

As of December 31, 2016, the Company has not made other business combinations.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 9 Nature of cost and expense

Operational cost and expense grouped by natural classification are as follows:

	For the years ended as of December 31,
Costs and expenses by nature	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Raw material cost	540,692,964	485,391,583	433,749,832
Materials and maintenance expense	47,102,582	43,093,939	38,678,842
Personnel expense (1)	210,885,553	197,915,151	169,331,464
Transportation and distribution	230,047,942	234,431,464	201,371,151
Advertising and promotion expense	105,938,586	117,921,841	105,649,991
Lease expense	16,294,896	13,641,122	13,347,091
Energy expense	24,444,163	25,178,032	29,566,627
Depreciation and amortization	83,528,045	81,566,802	68,607,566
Other expenses	104,455,411	100,872,027	83,207,159
Total	1,363,390,142	1,300,011,961	1,143,509,723

(1)   See Note 30 Employee benefits.

Note 10 Financial results

The financial income composition for the year ended as of December 31, 2016, 2015 y 2014, is as follows:

Financial Results	For the years ended as of December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Financial income	5,680,068	7,845,743	12,136,591
Financial cost	(20,307,238)	(23,101,329)	(22,957,482)
Foreign currency exchange differences	456,995	957,565	(613,181)
Result as per adjustment units	(2,246,846)	(3,282,736)	(4,159,131)
Total	(16,417,021)	(17,580,757)	(15,593,203)

Note 11 Other income by function

The detail of other income by function is as follows:

Other income by function	For the years ended as of December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Sales of fixed assets	1,882,883	2,541,619	1,978,208
Lease	382,934	245,285	364,388
Sales of glass	549,787	672,203	836,098
Others	2,328,550	3,118,137	(1) 22,285,022
Total	5,144,154	6,577,244	25,463,716

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 12 Other Gains (Losses)

The detail of other gains (losses) items is as follows:

Other gains (losses)	For the years ended as of December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Results derivative contracts (1)	(10,134,414)	9,839,675	4,152,548
Marketable securities to fair value	84,133	36,280	(103,306)
Other	1,704,374	(1,363,955)	(12,303)
Total	(8,345,907)	8,512,000	4,036,939

(1)   Under this concept the Company received cash flows amounting ThCh$ 9,698,871, ThCh$ 5,419,700 and ThCh$ 927,149 corresponding to 2016, 2015 and 2014, respectevily and these were recorded in the Consolidated Cash Flow Statement, under Operational activities, in line item Other cash movements.

Note 13 Cash and cash equivalents

Cash and cash equivalent balances were as follows,

	As of December 31, 2016	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$	ThCh$
Cash	106,203	12,712	12,708
Overnight deposits	1,978,738	462,873	1,319,399
Bank balances	41,276,555	42,370,367	30,853,126
Time deposits	14,955,778	32,639,373	99,373,117
Investments in mutual funds	24,772	-	-
Securities purchased under resale agreements	75,447,904	117,068,914	83,216,526
Total	133,789,950	192,554,239	214,774,876

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The currency composition of cash and cash equivalents at December 31, 2016, is as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guaraní	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	100,921	788	-	4,494	-	-	-	106,203
Overnight deposits	-	1,978,738	-	-	-	-	-	1,978,738
Bank balances	27,164,331	6,258,367	786,887	2,158,115	1,136,782	3,269,045	503,028	41,276,555
Time deposits	14,955,778	-	-	-	-	-	-	14,955,778
Investments in mutual funds	-	-	-	24,772	-	-	-	24,772
Securities purchased under resale agreements	75,447,904	-	-	-	-	-	-	75,447,904
Total	117,668,934	8,237,893	786,887	2,187,381	1,136,782	3,269,045	503,028	133,789,950

The currency composition of cash and cash equivalents at December 31, 2015, is as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guaraní	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	10,675	39	-	1,998	-	-	-	12,712
Overnight deposits	-	462,873	-	-	-	-	-	462,873
Bank balances	21,964,295	4,922,732	955,840	5,699,756	948,816	7,519,619	359,309	42,370,367
Time deposits	32,639,373	-	-	-	-	-	-	32,639,373
Securities purchased under resale agreements	117,068,914	-	-	-	-	-	-	117,068,914
Total	171,683,257	5,385,644	955,840	5,701,754	948,816	7,519,619	359,309	192,554,239

The currency composition of cash and cash equivalents at December 31, 2014, is as follows:

	Chilean Peso	Unidad de Fomento	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guaraní	Others	Totales
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	9,939	-	420	-	2,349	-	-	-	12,708
Overnight deposits	-	-	1,319,399	-	-	-	-	-	1,319,399
Bank balances	8,790,934	-	4,738,935	974,179	11,726,073	536,097	3,753,420	333,488	30,853,126
Time deposits	90,962,579	8,410,538	-	-	-	-	-	-	99,373,117
Investments in mutual funds	-	-	-	-	-	-	-	-	-
Securities purchased under resale agreements	83,216,526	-	-	-	-	-	-	-	83,216,526
Totales	182,979,978	8,410,538	6,058,754	974,179	11,728,422	536,097	3,753,420	333,488	214,774,876

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The composition of time deposits is as follows:

As of December 31, 2016:

Financial Institution	Issue date	Maturity date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Santander	12-27-2016	01-05-2017	CLP	1,250,550	0.33
Banco Santander	12-28-2016	01-10-2017	CLP	2,400,792	0.33
Banco Santander	12-29-2016	01-25-2017	CLP	5,701,292	0.34
Banco Consorcio	12-28-2016	01-26-2017	CLP	5,401,782	0.33
Banco Francés	12-12-2016	01-11-2017	$ ARG	201,362	1.60
Total				14,955,778

As of December 31, 2015:

Financial Institution	Issue date	Maturity date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Consorcio	11-30-2015	01-06-2016	CLP	3,512,658	0.35
Banco Consorcio	12-29-2015	01-20-2016	CLP	800,181	0.34
Banco Consorcio	12-29-2015	01-25-2016	CLP	2,850,665	0.35
Banco Consorcio	12-14-2015	01-12-2016	CLP	37,568	0.32
Banco Consorcio	12-29-2015	01-29-2016	CLP	2,500,600	0.36
Banco Consorcio	12-21-2015	01-20-2016	CLP	460,521	0.34
Banco de Crédito e Inversiones	12-15-2015	01-08-2016	CLP	7,762,889	0.33
Banco Santander	12-21-2015	01-20-2016	CLP	6,407,467	0.35
Banco Santander	12-23-2015	01-20-2016	CLP	1,251,133	0.34
Banco Santander	12-24-2015	01-11-2016	CLP	1,651,271	0.33
Banco Santander	12-28-2015	01-25-2016	CLP	3,301,122	0.34
HSBC Bank Chile	12-17-2015	01-14-2016	CLP	2,103,298	0.33
Total				32,639,373

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

As of December 31, 2014

Financial Institution	Issue date	Maturity date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Consorcio	11-25-2014	01-09-2015	CLP	5,018,600	0.31
Banco Consorcio	12-24-2014	01-19-2015	CLP	4,002,707	0.29
Banco Consorcio	12-22-2014	01-20-2015	CLP	230,186	0.27
Banco Consorcio	12-22-2014	01-20-2015	CLP	700,588	0.28
Banco de Chile	11-06-2014	02-05-2015	CLP	3,016,500	0.30
Banco de Chile	11-25-2014	01-09-2015	CLP	8,430,240	0.30
Banco de Chile	12-11-2014	01-12-2015	CLP	2,054,168	0.31
Banco de Chile	12-26-2014	02-10-2015	CLP	2,001,000	0.30
Banco de Chile	12-30-2014	02-10-2015	CLP	3,000,300	0.30
Banco de Chile	11-06-2014	02-05-2015	UF	3,039,750	1.60
Banco de Crédito e Inversiones	10-28-2014	01-08-2015	CLP	3,472,080	0.30
Banco de Crédito e Inversiones	12-16-2014	01-23-2015	CLP	8,011,600	0.29
Banco de Crédito e Inversiones	10-15-2014	01-08-2015	CLP	10,079,567	0.31
Banco de Crédito e Inversiones	12-26-2014	02-10-2015	CLP	2,301,073	0.28
Banco Internacional	12-16-2014	01-23-2015	CLP	3,005,700	0.38
Banco Itaú	10-29-2014	01-27-2015	CLP	5,331,387	0.28
Banco Santander	11-20-2014	01-08-2015	CLP	4,518,450	0.30
Banco Santander	11-28-2014	01-15-2015	CLP	5,618,480	0.30
Banco Santander	12-03-2014	01-08-2015	CLP	2,306,440	0.30
Banco Santander	12-24-2014	01-19-2015	CLP	4,703,180	0.29
Banco Santander	12-26-2014	02-10-2015	CLP	4,002,000	0.30
Banco Santander	12-30-2014	02-10-2015	CLP	2,100,203	0.29
Banco Santander	12-03-2014	01-08-2015	CLP	150,420	0.30
Banco Santander	12-11-2014	01-07-2015	CLP	1,803,360	0.28
Banco Security	12-22-2014	01-23-2015	CLP	2,702,430	0.30
Banco Security	12-23-2014	01-30-2015	CLP	2,401,920	0.30
BancoEstado	10-29-2014	01-27-2015	UF	5,370,788	0.28
Total				99,373,117

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The composition of Securities purchased under resale agreements is as follows:

As of December 31, 2016:

Financial Institution	Securities purchased (*)	Issue date	Maturity date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-28-2016	01-04-2017	CLP	3,531,124	0.32
BanChile Corredores de Bolsa S.A.	BancoEstado	12-28-2016	01-04-2017	CLP	3,602,675	0.32
BanChile Corredores de Bolsa S.A.	Scotiabank Sudamericano	12-28-2016	01-04-2017	CLP	2,044,419	0.32
BanChile Corredores de Bolsa S.A.	Banco Santander	12-28-2016	01-04-2017	CLP	674,935	0.32
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-28-2016	01-06-2017	CLP	1,679,525	0.32
BanChile Corredores de Bolsa S.A.	BancoEstado	12-28-2016	01-06-2017	CLP	1,205,429	0.32
BanChile Corredores de Bolsa S.A.	Scotiabank Sudamericano	12-28-2016	01-06-2017	CLP	1,116,326	0.32
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-29-2016	01-06-2017	CLP	1,427,025	0.31
BanChile Corredores de Bolsa S.A.	BancoEstado	12-29-2016	01-06-2017	CLP	1,725,807	0.31
BanChile Corredores de Bolsa S.A.	Scotiabank Sudamericano	12-29-2016	01-06-2017	CLP	5,799,890	0.31
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones	12-29-2016	01-06-2017	CLP	1,549,449	0.31
BancoEstado S.A. Corredores de Bolsa	Scotiabank Sudamericano	12-29-2016	01-06-2017	CLP	3,916,539	0.33
BancoEstado S.A. Corredores de Bolsa	Banco Itaú	12-29-2016	01-06-2017	CLP	6,085,662	0.33
BancoEstado S.A. Corredores de Bolsa	BancoEstado	12-29-2016	01-10-2017	CLP	2,400,528	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones	12-29-2016	01-10-2017	CLP	6,019,097	0.33
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-29-2016	01-10-2017	CLP	3,933,092	0.33
BancoEstado S.A. Corredores de Bolsa	BancoEstado	12-30-2016	01-10-2017	CLP	1,600,149	0.28
BancoEstado S.A. Corredores de Bolsa	Banco Itaú	12-30-2016	01-10-2017	CLP	3,000,280	0.28
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-29-2016	01-10-2017	CLP	1,350,297	0.33
BancoEstado S.A. Corredores de Bolsa	Banco BICE	12-29-2016	01-05-2017	CLP	105,017	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2016	01-10-2017	CLP	500,110	0.33
BancoEstado S.A. Corredores de Bolsa	Banco Santander	12-29-2016	01-10-2017	CLP	3,500,770	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2016	01-16-2017	CLP	4,000,880	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2016	01-20-2017	CLP	1,917,467	0.33
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-29-2016	01-20-2017	CLP	82,974	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2016	01-03-2017	CLP	250,055	0.33
BancoEstado S.A. Corredores de Bolsa	BancoEstado	12-29-2016	01-05-2017	CLP	6,101,342	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones	12-27-2016	01-03-2017	CLP	925,383	0.31
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-29-2016	01-05-2017	CLP	725,160	0.33
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-28-2016	01-16-2017	CLP	872,178	0.32
BanChile Corredores de Bolsa S.A.	BancoEstado	12-28-2016	01-16-2017	CLP	435,612	0.32
BanChile Corredores de Bolsa S.A.	Scotiabank Sudamericano	12-28-2016	01-16-2017	CLP	1,865,909	0.32
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones	12-28-2016	01-16-2017	CLP	1,241,355	0.32
BanChile Corredores de Bolsa S.A.	Banco Santander	12-28-2016	01-16-2017	CLP	261,444	0.32
Total					75,447,904

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

As of December 31, 2015:

Financial Institution	Securities purchased (*)	Issue date	Maturity date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-24-2015	01-08-2016	CLP	3,731,991	0.32
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-28-2015	01-08-2016	CLP	4,253,623	0.31
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-28-2015	01-20-2016	CLP	19,557	0.30
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones	12-28-2015	01-08-2016	CLP	8,828,519	0.31
BanChile Corredores de Bolsa S.A.	BancoEstado	12-24-2015	01-08-2016	CLP	4,674,281	0.32
BanChile Corredores de Bolsa S.A.	BancoEstado	12-28-2015	01-08-2016	CLP	3,923,128	0.31
BanChile Corredores de Bolsa S.A.	BancoEstado	12-28-2015	01-20-2016	CLP	449	0.30
BancoEstado S.A. Corredores de Bolsa	Banco BICE	12-29-2015	01-14-2016	CLP	980,345	0.32
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-28-2015	01-04-2016	CLP	4,693,648	0.31
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2015	01-08-2016	CLP	7,565,908	0.32
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2015	01-14-2016	CLP	4,219,808	0.32
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones	12-28-2015	01-04-2016	CLP	3,999,302	0.31
BancoEstado S.A. Corredores de Bolsa	Banco Itaú	12-30-2015	01-07-2016	CLP	200,021	0.31
BancoEstado S.A. Corredores de Bolsa	Banco Itaú	12-30-2015	01-14-2016	CLP	2,749,535	0.31
BancoEstado S.A. Corredores de Bolsa	Banco Itaú	12-30-2015	01-14-2016	CLP	750,078	0.31
BancoEstado S.A. Corredores de Bolsa	Banco Itaú	12-28-2015	01-07-2016	CLP	2,600,806	0.31
BancoEstado S.A. Corredores de Bolsa	Banco Itaú	12-29-2015	01-01-2016	CLP	1,300,277	0.32
BancoEstado S.A. Corredores de Bolsa	Banco Santander	12-29-2015	01-14-2016	CLP	3,079,945	0.32
BancoEstado S.A. Corredores de Bolsa	Banco Security	12-28-2015	01-04-2016	CLP	5,779,339	0.31
BancoEstado S.A. Corredores de Bolsa	Banco Security	12-29-2015	01-08-2016	CLP	241,899	0.32
BancoEstado S.A. Corredores de Bolsa	Banco Security	12-29-2015	01-14-2016	CLP	1,919,498	0.32
BancoEstado S.A. Corredores de Bolsa	BancoEstado	12-28-2015	01-04-2016	CLP	4,837,882	0.31
BancoEstado S.A. Corredores de Bolsa	BancoEstado	12-29-2015	01-08-2016	CLP	140,839	0.32
BancoEstado S.A. Corredores de Bolsa	BancoEstado	12-29-2015	01-14-2016	CLP	10,702,283	0.32
BancoEstado S.A. Corredores de Bolsa	BancoEstado	12-23-2015	01-12-2016	CLP	195,156	0.30
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-28-2015	01-04-2016	CLP	1,003,626	0.31
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-29-2015	01-08-2016	CLP	353,294	0.32
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-30-2015	01-14-2016	CLP	9,801,762	0.31
BancoEstado S.A. Corredores de Bolsa	Scotiabank Sudamericano	12-29-2015	01-14-2016	CLP	652,718	0.32
BancoEstado S.A. Corredores de Bolsa	Scotiabank Sudamericano	12-28-2015	01-04-2016	CLP	2,443,254	0.31
BancoEstado S.A. Corredores de Bolsa	BancoEstado	12-29-2015	01-08-2016	CLP	800,000	0.32
BBVA Corredores de Bolsa S.A.	BBVA Chile	12-22-2015	01-11-2016	CLP	350,326	0.31
Valores Security S.A. C. de B.	Banco BICE	12-22-2015	01-07-2016	CLP	110,651	0.34
Valores Security S.A. C. de B.	Banco Central de Chile	12-28-2015	01-04-2016	CLP	4,856,917	0.32
Valores Security S.A. C. de B.	Banco Central de Chile	11-30-2015	01-06-2016	CLP	4,053,610	0.34
Valores Security S.A. C. de B.	Banco Consorcio	12-28-2015	01-04-2016	CLP	24,999	0.32
Valores Security S.A. C. de B.	Banco de Crédito e Inversiones	12-28-2015	01-04-2016	CLP	119,401	0.32
Valores Security S.A. C. de B.	Banco Itaú	12-28-2015	01-04-2016	CLP	4,234,301	0.32
Valores Security S.A. C. de B.	Banco Security	11-30-2015	01-06-2016	CLP	1,725,673	0.34
Valores Security S.A. C. de B.	Banco Security	12-28-2015	01-04-2016	CLP	2,707,819	0.32
Valores Security S.A. C. de B.	Banco Security	12-22-2015	01-07-2016	CLP	14,478	0.34
Valores Security S.A. C. de B.	BancoEstado	11-30-2015	01-06-2016	CLP	241,798	0.34
Valores Security S.A. C. de B.	BancoEstado	12-28-2015	01-04-2016	CLP	401,100	0.32
Valores Security S.A. C. de B.	BancoEstado	12-22-2015	01-07-2016	CLP	125,126	0.34
Valores Security S.A. C. de B.	BBVA Chile	12-28-2015	01-04-2016	CLP	1,659,944	0.32
Total					117,068,914

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

As of December 31, 2014:

Financial Institution	Securities purchased (*)	Issue date	Maturity date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-16-2014	01-15-2015	CLP	3,004,500	0.30
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-16-2014	01-20-2015	CLP	10,015,000	0.30
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-17-2014	01-09-2015	CLP	2,002,613	0.28
BanChile Corredores de Bolsa S.A.	Banco Santander	12-16-2014	01-15-2015	CLP	8,012,000	0.30
BanChile Corredores de Bolsa S.A.	Banco Santander	12-17-2014	01-09-2015	CLP	2,002,613	0.28
BanChile Corredores de Bolsa S.A.	Scotiabank Sudamericano	12-17-2014	01-09-2015	CLP	1,001,307	0.28
BanChile Corredores de Bolsa S.A.	Scotiabank Sudamericano	12-22-2014	01-23-2015	CLP	1,401,176	0.28
BanChile Corredores de Bolsa S.A.	Scotiabank Sudamericano	12-16-2014	01-15-2015	CLP	4,006,000	0.30
Banco Estado S.A. Corredores de Bolsa	BancoEstado	12-17-2014	01-08-2015	CLP	600,784	0.28
Banco Estado S.A. Corredores de Bolsa	BancoEstado	12-19-2014	01-08-2015	CLP	250,280	0.28
Banco Estado S.A. Corredores de Bolsa	BancoEstado	12-26-2014	01-08-2015	CLP	2,501,167	0.28
Banco Estado S.A. Corredores de Bolsa	BancoEstado	12-30-2014	01-20-2015	CLP	2,250,203	0.27
Banco Estado S.A. Corredores de Bolsa	BancoEstado	12-24-2014	01-08-2015	CLP	2,001,307	0.28
Banco Estado S.A. Corredores de Bolsa	BancoEstado	12-23-2014	01-06-2015	CLP	450,336	0.28
Banco Estado S.A. Corredores de Bolsa	BancoEstado	12-29-2014	01-08-2015	CLP	650,122	0.28
BBVA Corredores de Bolsa Ltda.	BBVA Banco Bhif	12-29-2014	01-22-2015	CLP	2,900,561	0.29
BBVA Corredores de Bolsa Ltda.	BBVA Banco Bhif	12-30-2014	02-10-2015	CLP	5,000,483	0.29
BBVA Corredores de Bolsa Ltda.	BBVA Banco Bhif	12-15-2014	01-08-2015	CLP	2,604,021	0.29
BBVA Corredores de Bolsa Ltda.	BBVA Banco Bhif	12-16-2014	01-08-2015	CLP	1,101,595	0.29
BBVA Corredores de Bolsa Ltda.	BBVA Banco Bhif	12-17-2014	01-08-2015	CLP	250,338	0.29
BBVA Corredores de Bolsa Ltda.	BBVA Banco Bhif	12-18-2014	01-08-2015	CLP	1,301,634	0.29
BBVA Corredores de Bolsa Ltda.	BBVA Banco Bhif	12-22-2014	01-08-2015	CLP	550,479	0.29
BBVA Corredores de Bolsa Ltda.	BBVA Banco Bhif	12-23-2014	01-08-2015	CLP	1,100,851	0.29
Valores Security S.A. C. de B.	Banco BICE	11-26-2014	01-08-2015	CLP	87,863	0.31
Valores Security S.A. C. de B.	Banco BICE	12-17-2014	01-23-2015	CLP	484,241	0.28
Valores Security S.A. C. de B.	Banco BICE	12-29-2014	01-06-2015	CLP	2,920,853	0.29
Valores Security S.A. C. de B.	Banco Central de Chile	11-18-2014	01-07-2015	CLP	288,293	0.29
Valores Security S.A. C. de B.	Banco Central de Chile	12-01-2014	01-20-2015	CLP	1,246,441	0.31
Valores Security S.A. C. de B.	Banco Central de Chile	12-17-2014	01-23-2015	CLP	28,349	0.28
Valores Security S.A. C. de B.	Banco Central de Chile	11-26-2014	01-08-2015	CLP	1,166,177	0.31
Valores Security S.A. C. de B.	Banco Central de Chile	12-29-2014	01-08-2015	CLP	1,000,193	0.29
Valores Security S.A. C. de B.	Banco Consorcio	12-29-2014	01-15-2015	CLP	100,759	0.28
Valores Security S.A. C. de B.	Banco Consorcio	12-29-2014	01-06-2015	CLP	400,077	0.29
Valores Security S.A. C. de B.	Banco de Crédito e Inversiones	11-18-2014	01-07-2015	CLP	886,510	0.29
Valores Security S.A. C. de B.	Banco Itaú	11-18-2014	01-07-2015	CLP	1,037,652	0.29
Valores Security S.A. C. de B.	Banco Itaú	11-26-2014	01-08-2015	CLP	174,866	0.31
Valores Security S.A. C. de B.	Banco Itaú	12-01-2014	01-20-2015	CLP	418,344	0.31
Valores Security S.A. C. de B.	Banco Itaú	12-17-2014	01-23-2015	CLP	1,512,069	0.28
Valores Security S.A. C. de B.	Banco Itaú	12-29-2014	01-15-2015	CLP	788,389	0.28
Valores Security S.A. C. de B.	Banco Santander	12-01-2014	01-20-2015	CLP	413,433	0.31
Valores Security S.A. C. de B.	Banco Security	11-18-2014	01-07-2015	CLP	3,839,782	0.29
Valores Security S.A. C. de B.	Banco Security	11-26-2014	01-08-2015	CLP	1,180,497	0.31
Valores Security S.A. C. de B.	Banco Security	12-01-2014	01-20-2015	CLP	630,151	0.31
Valores Security S.A. C. de B.	Banco Security	12-17-2014	01-23-2015	CLP	3,998,068	0.28
Valores Security S.A. C. de B.	Banco Security	12-29-2014	01-15-2015	CLP	1,318,189	0.28
Valores Security S.A. C. de B.	Banco Security	12-29-2014	01-06-2015	CLP	577,769	0.29
Valores Security S.A. C. de B.	BancoEstado	11-18-2014	01-07-2015	CLP	976,860	0.29
Valores Security S.A. C. de B.	BancoEstado	12-17-2014	01-23-2015	CLP	47,422	0.28
Valores Security S.A. C. de B.	BBVA Banco Bhif	12-17-2014	01-23-2015	CLP	438,345	0.28
Valores Security S.A. C. de B.	BBVA Banco Bhif	12-29-2014	01-15-2015	CLP	469,734	0.28
Valores Security S.A. C. de B.	BBVA Banco Bhif	12-29-2014	01-06-2015	CLP	1,102,267	0.29
Valores Security S.A. C. de B.	Scotiabank Sudamericano	12-29-2014	01-15-2015	CLP	723,563	0.28
Total					83,216,526

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The total accumulated cash flows paid in business combinations and acquisitions of associates are as follows:

	For the years ended as of December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Total disbursement per business acquisition
Cash flow used in the purchase of non-controling interests (1)	2,174,370	1,921,245	13,776,885
Other cahs payment to acquire interests in joint ventures (2)	27,043,481	42,163,032	1,445,478
Cahs flow used for control of subsidiaries or other business (3)	19,111,686	-	-
Payment for changes in ownership interests in subidiaries (4)	641,489	-	8,369
Total	48,971,026	44,084,277	15,230,732

(1)   Corresponds to an increased of capital made in 2016 and 2015 and the acquisitions made during 2014 of Bebidas Bolivianas BBO S.A. (see Note 19).

(2)   Corresponds to an increased of capital made in 2016, 2015 and 2014 of Central Cervecera de Colombia S.A.S. (see Note 19) and to the amount paid in proportion to the creation of the company Promarca Internacional SpA. (See Note 1, letter a)). In 2015 corrsponds to the payment of 50% of the acquisitions of Bebidas Carozzi CCU SpA. (see Note 1).

(3)   Corresponds to acquisition of additional interests in Manantial S.A. through its subsidiaries Aguas CCU-Nestlé Chile S.A. and Embotelladoras Chilenas Unidas S.A. (see Note 1, point (1)).

(4)   In 2016 corresponds to the payment for ownership on Artisan SRL (Paraguay) (see Note 8, letter a)).

Note 14 Accounts receivables – Trade and other receivables

The accounts receivables – trade and other receivables were as follows:

	As of December 31, 2016		As of December 31, 2015
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables:
Chile Operating segment (1)	145,670,490	-	136,203,740	-
International business Operating segment	63,600,881	-	52,591,935	-
Wines Operating segment	42,958,093	-	43,333,189	-
Others accounts receivables (2)	32,375,234	3,563,797	24,033,944	-
Impairment loss estimate	(3,837,914)	-	(3,936,871)	-
Total	280,766,784	3,563,797	252,225,937	-

(1)    From the third quarter of 2016 onwards, the Chile Operating segment incorporated in their management the business activities performed by the Strategic Service Units (SSU), which include Transportes CCU Limitada, Comercial CCU S.A., CRECCU S.A. and Fábrica de Envases Plásticos S.A. As of December 2015, the account receivables of the Strategic Service Units were disclosed under item Others for an amount of ThCh$ 47,871,339, however for comparability purposes these account receivable have been reclassifficated to the Chile Operating segment.

(2)    As of December 31, 2016, this item mainly includes ThCh$ 526,959 in short-term and ThCh$ 2,898,277 in long-term related to de account receivable to the sale of 49% that subsidiriary CPCh maintained in Compañía Pisquera Bauzá S.A. (see Note 24).

The Company’s accounts receivable are denominated in the following currencies:

	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Chilean Peso	179,896,747	158,757,937
Argentine Peso	56,773,947	48,535,814
US Dollar	24,449,473	25,498,590
Euro	7,025,446	7,463,166
Unidad de Fomento	3,613,395	7,102
Uruguayan Pesos	5,304,719	4,074,908
Paraguayan Guaraní	6,010,193	6,111,636
Others currencies	1,256,661	1,776,784
Total	284,330,581	252,225,937

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The detail of the accounts receivable maturities as of December 31, 2016, is as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables:
Chile Operating segment	145,670,490	134,545,838	8,090,616	1,136,211	638,417	1,259,408
International business Operating segment	63,600,881	55,230,423	7,521,071	130,299	275,300	443,788
Wines reportable Operating segment	42,958,093	39,499,120	3,028,707	208,628	137,671	83,967
Others accounts receivables	32,375,234	31,897,595	186,213	291,426	-	-
Sub Total	284,604,698	261,172,976	18,826,607	1,766,564	1,051,388	1,787,163
Impairment loss estimate	(3,837,914)	-	(1,130,545)	(478,707)	(542,389)	(1,686,273)
Total current	280,766,784	261,172,976	17,696,062	1,287,857	508,999	100,890
Others accounts receivables	3,563,797	3,563,797	-	-	-	-
Total non-current	3,563,797	3,563,797	-	-	-	-

The detail of the accounts receivable maturities as of December 31, 2015, is as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables:
Chile Operating segment	136,203,740	124,024,627	10,108,821	659,670	511,993	898,629
International business Operating segment	52,591,935	45,600,898	5,839,178	226,648	321,512	603,699
Wines reportable Operating segment	43,333,189	40,022,791	2,715,939	193,781	299,921	100,757
Others accounts receivables	24,033,944	22,204,897	370,715	982,963	475,369	-
Sub Total	256,162,808	231,853,213	19,034,653	2,063,062	1,608,795	1,603,085
Impairment loss estimate	(3,936,871)	-	(888,274)	(280,839)	(1,168,592)	(1,599,166)
Total	252,225,937	231,853,213	18,146,379	1,782,223	440,203	3,919

The Company markets its products through retail, wholesale clients, chains and supermarkets. As of December 31, 2016, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 27.1% (29.1% in 2015) of the total accounts receivable.

As indicated in the Risk management note (Note 5), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% and 99% of the significant accounts receivable balances domestic and export, respectively, of the total of the account receivables. Regarding amounts aged more than 6 months and for which no allowances have been constituted, they correspond mainly to amounts already covered by the credit insurance policies. In addition, there are amounts overdue within ranges for which, in accordance with current policies are only partially impaired for, based on a case by case analysis.

For the above mentioned, management estimates that it does not require establishing allowances for further deterioration, in addition to those already constituted based on an aging analysis of these balances.

The write-offs of our doubtful clients are once all pre-trial and judicial, efforts have been made and exhausted all means of payment, with the proper demonstration of the insolvency of customers. This process of punishment normally takes more than 1 year.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The movement of the impairment losses provision for accounts receivable is as follows:

	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Balance at the beginning of year	(3,936,871)	(3,153,132)
Impairment estimate for accounts receivable	(1,352,722)	(1,883,258)
Uncollectible accounts	219,222	264,618
Back of unused provisions	1,031,841	557,106
Effect of translation into presentation currency	200,616	277,795
Total	(3,837,914)	(3,936,871)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

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

(4)   An agreement between the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui and Limarí Ltda. due to differences resulting from the contributions made by the latter. It establishes a 3% annual interest over capital, with annual payments to be made in eight instalments of UF 1,124 each. Beginning February 28, 2007 and UF 9,995 bullet payment at the last contribution date. In accordance with the contract, Cooperativa Agrícola Control Pisquero de Elqui and Limarí Ltda. renew the contract for a period of nine years. Consequently, the UF 9,995 will pay in ten instalments of UF 1,200 each one and a final payment of UF 2,050, beginning February 28, 2015.

(5)   An agreement of grape supply between the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. These contracts stipulate a 3% annual interest on the capital, with a term of eight years, and annual payments due on May 31, 2018 and May 31,2020.

The transaction schedule includes all the transactions made with related parties.

The detail of the accounts receivable and payable from related companies as of December 31, 2016 and 2015, is as follows:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Accounts receivable from related companies

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2016	As of December 31, 2015
							ThCh$	ThCh$
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	(3)	Associated	Sales of products	USD	42,006	78,810
0-E	Pepsi Cola Panamericana S.R.L.	Perú	(3)	Associated with the controller	Sales of products	USD	1,149	1,149
76,028,758-K	Norgistics Chile S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	-	110
76,029,109-9	Inversiones Chile Chico Ltda.	Chile	(1)	Related to the controller	Billed services	CLP	526	5,353
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller	Billed services	CLP	10,513	29,817
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to the controller	Sales of products	CLP	120,458	142,789
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Joint venture	Sales of products	CLP	1,035,566	738,270
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Joint venture	Rental of cranes	CLP	3,215	2,875
78,780,780-1	Operaciones y Servicios Enex Ltda.	Chile	(1)	Related to the controller	Sales of products	CLP	13,058	90,323
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(5)	Shareholder to subsidiary	Advance purchase	CLP	14,393	1,065,214
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder to subsidiary	Sales of products	CLP	7,450	24,027
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Shareholder to subsidiary	Loan	U.F.	30,542	29,589
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(5)	Shareholder to subsidiary	Sales of products	U.F.	76,620	74,529
90,081,000-8	Compañía Chilena de Fósforos S.A.	Chile	(1)	Shareholder to subsidiary	Sales of products	CLP	2,575	5,651
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	458	522
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder to subsidiary	Sales of products	CLP	14,747	-
91,021,000-9	Invexans S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	4,552	3,723
91,705,000-7	Quiñenco S.A.	Chile	(1)	Shareholder Controller	Sales of products	CLP	1,937	3,070
92,011,000-2	Empresa Nacional de Energía ENEX S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	-	2,136
92,048,000-4	SAAM S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	1,437	-
93,920,000-2	Antofagasta Minerals S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	3,479	4,198
94,625,000-7	Inversiones Enex S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	258,306	203,349
96,427,000-7	Inversiones y Rentas S.A.	Chile	(1)	Controller	Sales of products	CLP	-	12,664
96,536,010-7	Inversiones Consolidadas Limitada	Chile	(1)	Related to the controller	Sales of products	CLP	1,513	1,409
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	3,096	1,073
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Sales of products	CLP	76,704	301,882
96,645,790-2	Socofin S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	-	10
96,819,020-2	Agrícola El Cerrito S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	30	30
96,847,140-6	Inmobiliaria Norte Verde S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	30	40
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Sales of products	CLP	255,330	29,502
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller	Sales of products	CLP	120,547	126,435
99,525,700-9	Las Margaritas S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	-	47
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Sales of products	CLP	73,511	358,428
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Transport service	CLP	39,669	881,499
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Interests	CLP	219,835	219,647
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Sales service	CLP	96,572	118,292
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Shared service	CLP	243,689	182,822
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Collection service	CLP	312	49,646
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(2)	Joint venture	Remittanse send	CLP	750,000	-
Total							3,523,825	4,788,930

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2016	As of December 31, 2015
							ThCh$	ThCh$
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Shareholder to subsidiary	Loan	U.F.	190,040	209,330
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(4)	Shareholder to subsidiary	Sales of products	U.F.	166,625	236,608
Total							356,665	445,938

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Accounts payable to related companies

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2016	As of December 31, 2015
							ThCh$	ThCh$
0-E	Amstel Brouwerijen B.V.	Holanda	(3)	Related to the controller	License and technical assiStance	Euros	64,932	246,334
0-E	Banco Amambay S.A.	Holanda	(3)	Associated	Commissions	PYG	34	-
0-E	Grafica y Editorial Intersuda S.A.	Holanda	(3)	Related to the controller	Purchase of products	PYG	1,604	-
0-E	Heineken Brouwerijen B.V.	Holanda	(3)	Related to the controller	License and technical assistance	Euros	3,344,215	6,568,594
0-E	Heineken Brouwerijen B.V.	Holanda	(3)	Related to the controller	Purchase of products	Euros	787,873	307,118
0-E	Heineken Nederland Supply	Francia	(3)	Related to the controller	License and technical assistance	Euros	-	37,772
0-E	Heineken supply chain B.V.	Francia	(3)	Related to the controller	Purchase of products	Euros	-	11,647
0-E	Nestlé Waters Management & Tecnology S.A.S.	Uruguay	(3)	Related to the controller	Purchase of products	Euros	-	12,191
0-E	Nestlé Waters Marketing & Distribution S.A.S.	Chile	(3)	Related to the controller	Purchase of products	Euros	-	21,861
0-E	Pespsi Cola Manufacturing Co. of Uruguay S.R.L.	Chile	(3)	Related to the controller	Purchase of products	USD	-	151,578
0-E	Watt's Alimentos S.A.	Chile	(3)	Related to the controller	Purchase of products	USD	2,196	-
76,115,132-0	Canal 13 S.p.A.	Chile	(1)	Related to the controller	Marketing services	CLP	333,658	21,100
76,481,675-7	Cerveceria Szot S.p.A.	Chile	(1)	Related to the controller	Purchase of products	CLP	4,930	-
77,051,330-8	Cervecería Kunstmann Ltda.	Paraguay	(1)	Shareholder to subsidiary	Purchase of products	CLP	6,691	15,707
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Joint venture	Marketing services	CLP	37,889	24,694
78,105,460-7	Alimentos Nutrabien S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	315	212
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder to subsidiary	Purchase of products	CLP	846,035	1,195,665
81,805,700-8	Cooperativa AgrÍcola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder to subsidiary	Purchase of products	CLP	41,667	-
84,356,800-9	Watt´s S.A.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	-	13,205
89,010,400-2	Alusa Chile S.A.	Chile	(1)	Related to the controller	Purchase of products	CLP	-	437,884
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller	Electric service	CLP	124,255	-
94,058,000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	(1)	Related to the controller	Transport service	CLP	1,273	193
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	1,930,063	-
96,689,310-9	Transbank S.A.	Chile	(1)	Related to the controller	Commission	CLP	2,955	25,911
96,798,520-1	Saam Extraportuarios S.A.	Chile	(1)	Related to the controller	Transport service	CLP	-	17
96,810,030-0	Radiodifusion S.p.A	Chile	(1)	Related to the controller	Marketing services	CLP	19,018	-
96,894,740-0	Banchile Factoring S.A.	Chile	(1)	Related to the controller	Factoring service	CLP	78,591	-
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	1,462,888	414,400
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller	Billed services	CLP	41,001	2,431
99,540,870-8	Aguas de Antofagasta S.A.	Chile	(1)	Related to the controller	Water service	CLP	-	36,879
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	36,834	63,212
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Consignation sales	CLP	217,689	2,015,613
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Discount fleet	CLP	143,465	-
Total							9,530,071	11,624,218

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Most significant transactions and effects on results:

The following are the most significant transactions with related entities that are not subsidiaries of the Company and their effect on the Consolidated Statement of Income:

Tax ID	Company	Country of origin	Relationship	Transaction	For the years ended as of December 31,
					2016		2015		2014
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
0-E	Amstel Brouwerijen B.V	Holanda	Related to the controller	License and technical assistance	165,995	(165,995)	229,967	(229,967)	161,865	(161,865)
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	Associated	Sales of products	396,076	150,509	209,292	79,531	-	-
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	Associated	Contribution of capital	2,174,370	-	1,921,245	-	-	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint operation	Contribution of capital	22,943,861	-	19,941,532	-	-	-
0-E	Heineken Brouwerijen B.V.	Holanda	Related to the controller	License and technical assistance	9,445,557	(9,445,557)	9,331,241	(9,331,241)	6,338,435	(6,338,435)
0-E	Heineken Brouwerijen B.V.	Holanda	Related to the controller	Billing services	82,475	(52,266)	27,904	(27,904)	95,533	(95,533)
0-E	Heineken Brouwerijen B.V.	Holanda	Related to the controller	Purchase of products	-	-	71,107	-	295,899	-
0-E	Heineken Brouwerijen B.V.	Holanda	Related to the controller	Sales of products	161,220	120,915	-	-	208,932	79,394
0-E	Nestle Waters S.A.	Italy	Shareholder to subsidiary	Royalty paid	432,535	(432,535)	308,527	(308,527)	204,010	(204,010)
76,115,132-0	Canal 13 S.p.A.	Chile	Related to the controller	Advertising	3,427,941	(2,661,759)	1,554,332	(405,349)	3,318,107	(1,196,948)
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller	Billed services	52,470	52,470	50,787	50,787	64,321	64,321
76,313,970-0	Inversiones Irsa Ltda.	Chile	Controller	Dividends paid	4,132,618	-	4,089,832	-	-	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Shareholder to subsidiary	Sales of products	522,566	418,052	405,652	324,522	317,990	254,392
77,755,610-K	Comercial Patagona Ltda.	Chile	Joint venture	Sales of products	4,259,983	1,746,594	2,679,985	1,098,794	1,410,939	578,485
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder to subsidiary	Purchase of products	10,083,606	-	8,692,744	-	-	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder to subsidiary	Billed services	3,234,158	3,234,158	2,649,644	2,649,644	-	-
78,780,780-1	Operaciones y Servicios Enex Ltda.	Chile	Related to the controller	Sales of products	224,387	183,997	328,256	262,605	-	-
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder to subsidiary	Dividends paid	633,668	-	489,942	-	511,172	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder to subsidiary	Loan	28,256	6,815	29,589	5,827	27,681	7,975
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder to subsidiary	Sales of products	76,619	9,285	74,529	8,487	71,616	11,411
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder to subsidiary	Purchase of grape	4,255,971	-	6,226,156	-	5,027,758	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder to subsidiary	Sales of products	-	-	8,071	6,457	-	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder to subsidiary	Dividends paid	599,123	-	791,836	-	617,964	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder to subsidiary	Billed services	-	-	181,437	181,437	-	-
89,010,400-2	Alusa Chile S.A.	Chile	Related to the controller	Purchase of products	3,223,272	-	2,665,007	-	1,562,351	-
90,081,000-8	Compañía Chilena de Fósforo S.A.	Chile	Shareholder to subsidiary	Dividends paid	1,273,753	-	4,055,034	-	1,637,775	-
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder to subsidiary	Dividends paid	3,530,565	-	2,704,376	-	2,581,736	-
91,705,000-7	Quiñenco S.A.	Chile	Shareholder to Controller	Sales of products	13,984	11,186	14,509	14,509	-	-
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller	Sales of products	35,532	28,069	-	-	-	-
94,625,000-7	Inversiones Enex S.A	Chile	Related to the controller	Sales of products	1,161,918	906,296	636,707	496,631	-	-
96,657,690-7	Inversiones Punta Brava S.A.	Chile	Related to the controller	Sales of products	-	-	1,587	1,270	-	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Office lease	11,463	11,463	11,006	11,006	10,539	10,539
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	32,109,822	-	31,777,378	-	32,701,972	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller	Investments	61,400,000	-	225,840,000	-	315,790,000	797,953
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller	Investment Rescue	170,500,000	402,369	231,800,000	583,333	-	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	311,666	249,322	-	-	-	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	62,444	27,788	36,560	16,269	315,650	126,260
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	5,438,419	-	4,776,140	-	3,525,715	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Billed services	234,327	234,327	425,165	425,165	231,038	231,038
97,004,000-5	Banco de Chile	Chile	Related to the controller	Sales of products	87,772	48,800	39,148	25,446	60,472	21,165
97,004,000-5	Banco de Chile	Chile	Related to the controller	Derivatives	35,318,178	2,006,627	105,973,453	1,708,487	2,595,060	(1,637)
97,004,000-5	Banco de Chile	Chile	Related to the controller	Investments	61,400,000	-	204,050,000	-	181,200,794	1,427,444
97,004,000-5	Banco de Chile	Chile	Related to the controller	Leasing paid	87,457	2,266	123,316	(23,901)	224,872	(24,155)
97,004,000-5	Banco de Chile	Chile	Related to the controller	Investment Rescue	61,400,000	247,101	219,500,000	770,364	-	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Remittanse received	-	-	33,298,001	-	31,367,766	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Remittanse send	750,000	-	27,189,651	-	31,144,541	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Interests	-	-	287,243	287,243	363,945	363,945
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Sales of products	5,973	2,745	13,540	6,223	15,097	9,511
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Billed services	1,553,943	1,553,943	7,633,582	7,633,582	6,990,442	6,990,442
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Consignation sales	5,115,078	-	24,067,498	-	23,303,360	-

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members, each of whom is in office for a 3-year term and may be re-elected.

The Board was appointed at the Ordinary Shareholders´ Meeting held on April 13, 2016, being elected Messrs. Andrónico Luksic Craig, Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Marc Busain, Carlos Molina Solís, Didier Debrosse, José Miguel Barros van Hövell tot Westerflier y Vittorio Corbo Lioi, the latter independent according to article 50 bis of Law Nº18,046. The Chairman and the Vice Chairman, as well as the members of the Audit Committee were appointed at the Board of Directors´ meeting held on April 13, 2016. At the same meeting, and according to article 50 bis of Law N° 18,046, the independent Director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which is composed of Directors Messrs. Pérez, Molina y Corbo. Additionally, Messrs. Corbo y Molina were appointed as members of the Audit Committee, both meeting the independence criteria under the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange Rules. The Board of Directors also resolved that Directors Messrs. Pérez y Barros shall participate in the Audit Committee´s meetings as observers.

As agreed to at the Ordinary Shareholders´ Meeting held on April 13, 2016, the remuneration of the Directors consists on a gross monthly fee for attendance to Board Meetings of UF 100 per Director, and UF 200 for the Chairman, independent of the number of meetings held within such period, plus an amount equivalent to 3% of the distributed dividends, for the whole Board, at a rate of one-ninth for each Director and in proportion to the time each one served as such during the year 2016. If the distributed dividends exceed 50% of the net profits, the Board of Directors’ variable remuneration shall be calculated over a maximum 50% of such profits.

Additionally, those Directors that are members of the Directors Committee receive a gross remuneration of UF 34 for each meeting they attend, plus the amount that, as the percentage of the dividends, is required to complete one third of the total remuneration a Director is entitled to, pursuant to article 50 bis of Law Nº 18,046 and Regulation N° 1956 of the SVS. Directors that are members of the Audit Committee receive a gross monthly remuneration of UF 25.

According to the above, as of December 31, 2016, the Directors received ThCh$ 3,215,759 (ThCh$ 2,976,684 in 2015 and ThCh$ 2,746,921 in 2014) in meeting attendance fees and dividend participation. In addition, ThCh$ 212,665 (ThCh$ 191,416 in 2015 and ThCh$ 117,342 in 2014) were paid as meeting attendance fees and dividend participation to the Senior Management of the Parent Company.

As of December 31, 2016, the remuneration corresponding to the key personal was ThCh$ 7,565,658 (ThCh$ 5,497,192 in 2015 and ThCh$ 5,191,018 in 2014). The Company grants annual discretionary and variable bonuses to the top key employees, which are not subject to an agreement and are decided on the basis of the compliance with individual and corporate goals and depending on the year results.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 16 Inventories

The inventory balances were as follows:

	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Finished products	76,323,417	50,873,881
In process products	1,935,157	1,828,386
Raw material	113,232,691	113,716,967
In transit raw material	4,460,822	3,707,440
Materials and products	5,675,945	5,926,122
Realizable net value estimate and obsolescence	(2,337,354)	(1,825,381)
Total	199,290,678	174,227,415

The Company wrote off a total of ThCh$ 2,012,748, ThCh$ 2,057,704 and ThCh$ 1,369,096 relating to inventory shrinkage and obsolescence for the year ended December 31, 2016, 2015 y 2014, respectively.

Additionally, an estimate for obsolescence inventories include amounts related to low turnover, technical obsolescence and product recalls from the market.

Movement of Realizable net value and obsolescence estimate is as follows:

	As of December 31, 2016	As of December 31, 2015	As of December 31, 2014

	ThCh$	ThCh$	ThCh$
Initial balance	(1,825,381)	(2,589,518)	(1,286,695)
Inventories write-down estimation	(2,551,828)	(1,469,233)	(2,682,310)
Inventories recognised as an expense	2,012,748	2,057,704	1,369,096
Business combination effect	27,107	175,666	10,391
Total	(2,337,354)	(1,825,381)	(2,589,518)

As of December 31, 2016, 2015 and 2014, the Company does not have any inventory pledged as guarantee against financial obligations.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 17 Biological current assets

The Company recorded under Biological current assets the agricultural activities (grapes) derived from production of plantations that will be destined to be an input to the following process of the wine production.

The costs associated to the agricultural activities (grapes) are accumulated to the harvest date.

The valuation of Biological current assets is described in Note 2, 2.10.

The movement of Biological current assets were as follows:

ThCh$
As of January 1, 2015
Historic cost	7,633,591
Book Value	7,633,591

As of December 31, 2015
Acquisitions	18,192,939
Decreases due to harvesting	(18,193,190)
Book Value	7,633,340

As of December 31, 2015
Historic cost	7,633,340
Book Value	7,633,340

As of December 31, 2016
Acquisitions	19,611,307
Decreases due to harvesting	(19,296,268)
Book Value	7,948,379

As of December 31, 2016
Historic cost	7,948,379
Book Value	7,948,379

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 18  Other non-financial assets

The Company maintained the following other non-financial assets:

	As of December 31, 2016		As of December 31, 2015
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Insurance paid	3,038,856	-	3,512,317	-
Advertising	5,819,736	2,567,939	4,822,197	2,652,382
Advances to suppliers	5,269,826	-	7,438,102	-
Guarantees paid	50,590	227,738	99,493	228,749
Consumables	433,570	-	526,645	-
Dividends receivable	245,073	-	150,343	-
Recoverable taxes (1)	-	1,231,414	-	1,303,925
Cost of subsidiaries acquired (2)	-	641,489	-	-
Other	1,001,486	700,631	1,105,276	1,035,898
Total	15,859,137	5,369,211	17,654,373	5,220,954

(1) Corresponds to the tax profit minimum and VAT credit exporter, both registered in the argentine subsidiaries, whose term of recovery is estimated over a year.

(2) See Note 1, (2).

Note 19 Investment accounted for by the equity method

Joint ventures and Associates

As of December 31, 2016 and 2015, the Company recorded investments qualifying as joint venture and associates.

The share value of the investments in joint ventures and associates is as follows:

	Percentage of participation	As of December 31, 2016	As of December 31, 2015
	%	ThCh$	ThCh$
Cervecería Austral S.A. (1)	50.00	5,548,458	5,043,071
Foods Compañía de Alimentos CCU S.A. (2)	50.00	5,624,391	11,582,085
Central Cervecera de Colombia S.A.S. (3)	50.00	35,449,038	18,718,832
Total joint ventures		46,621,887	35,343,988
Bebidas Bolivianas BBO S.A. (4)	34.00	17,281,665	14,276,937
Other companies		501,394	374,338
Total associates		17,783,059	14,651,275
Total		64,404,946	49,995,263

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The above mentioned values include the goodwill generated through the acquisition of the following joint venture and associate, which are presented net of any impairment loss:

	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Bebidas Bolivianas BBO S.A.	9,032,617	7,648,453
Total	10,927,387	9,543,223

The results accrued in joint ventures and associates are as follows:

	For the years ended as of December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Cervecería Austral S.A.	754,326	247,180	157,836
Foods Compañía de Alimentos CCU S.A.	(519,536)	(1,251,392)	(334,771)
Central Cervecera de Colombia S.A.S.	(3,969,699)	(2,668,179)	-
Total joint ventures	(3,734,909)	(3,672,391)	(176,935)
Bebidas Bolivianas BBO S.A.	(1,805,548)	(1,557,886)	(1,019,011)
Other companies	(20,065)	2,142	-
Total associates	(1,825,613)	(1,555,744)	(1,019,011)
Total	(5,560,522)	(5,228,135)	(1,195,946)

Changes in investments in joint ventures and associates during such periods are as follows:

	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Balance at the beginning of year	49,995,263	31,998,620
Business combination effect	25,118,232	23,387,006
Participation in the joint ventures and associates (loss)	(5,560,522)	(5,228,135)
Dividends received	(245,073)	(150,343)
Increase (decrease) through changes in ownership interests	(5,426,209)	-
Others	523,255	(11,885)
Total	64,404,946	49,995,263

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

On December 16, 2016, Foods and the subsidiary CCU Inversiones S.A., proceeded to acquire 49,99999% and 0.0001%, respectively of the shares of Alimentos Nutrabien S.A. As a consequence above mentioned the only shareholders direct of that company are: (i) Food´s with 99.99999% of the share capital, and (ii) CCU investments S.A. with a 0.0001% of the share capital, respectively. The amount of this transaction was UF 545.000, equivalent to ThCh$ 14.352.706.

(3) Central Cervecera de Colombia S.A.S.

On November 10, 2014, CCU, directly and through its subsidiaries CCU Inversiones II Limitada, and Postobón have established a joint arrangements through a company named Central Cervecera de Colombia S.A.S. (the "Company"), in which CCU and Postobón participate as equal shareholders. The purpose of this Company is the beer and non-alcoholic drinks production, marketing and distribution based on malt. The Parties will invest in the Company an approximate amount of US$ 400,000,000, following a gradual investment plan conditioned to the fulfillment of certain milestones. As of December 31, 2016 CCU Inversiones II Limitada paid US$ 68,078,797 (US$ 33,901,562 in 2015). The partnership involves the construction of a beer production plant, with an annual total capacity of 3,000,000 hectoliters.

Committed capital payments have been made on the following dates: November 20, 2014, for US$ 2,411,019 (equivalents to ThCh$ 1,445,478; March 25 and 7 July,  2015 for US$ 7,749,931 and US$ 23,740,612 (equivalents to ThCh$ 4,833,244 and ThCh$ 15,108,288, respectively and on August 30, 2016 was a new increased in capital for an amount of US$ 34,177,235 (equivalents to ThCh$ 22,943,861).

(4) Bebidas Bolivianas BBO S.A.

On May 7, 2014, the Company acquired 34% of the stock rights of Bebidas Bolivianas BBO S.A. a Bolivian and a closed stock company that produces soft drinks and beers in three plants located in Santa Cruz de la Sierra and Nuestra Señora de la Paz cities. The amount of this transaction was ThCh$ 13,776,885. On December 9, 2015, the Company paid an increased of capital for an amount of US$ 2,720,000 (equivalents to ThCh$ 1,921,244). On June 8, 2016 and November 17, 2016, the Company paid an increased of capital for an amount of US$ 2,221,696 (equivalents to ThCh$ 1,510,420) and US$ 1,019,971 (equivalents to ThCh$ 663,951), respectively.

The Company does not have any contingent liabilities related to joint ventures and associates as December 31, 2016.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The summarized financial information of these companies as of December 31, 2016, 2015 and 2014 and the figures for each entity 100% of each in summary form are as follows:

	Joint ventures	Associated	Joint ventures	Associated	Joint ventures	Associated
	For the years ended as of December 31,
	2016		2015		2014
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income Statement (Summarized)
Net sales	63,926,397	19,733,853	59,187,508	18,310,272	46,399,652	8,470,716
Operating result	(11,913,526)	(4,159,093)	(6,796,020)	(4,039,249)	212,503	(2,882,721)
Net income for year	(7,287,727)	(4,712,596)	(6,803,143)	(4,573,734)	(392,427)	(2,920,431)
Other comprehensive income	(3,451,487)	(7,965,214)	(2,494,511)	-	1,312,608	3,719,889
Depreciation and amortization	(2,104,820)	(2,698,849)	(1,998,935)	(534,485)	(1,936,455)	(1,091,414)

	As of December 31, 2016		As of December 31, 2015		As of December 31, 2015
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Assets and Liabilities
Current assets	64,587,798	7,602,940	57,908,034	9,326,003	15,625,609	6,987,602
Non-current assets	50,994,744	30,504,073	29,453,402	31,393,842	39,076,178	17,664,655
Current liabilities	23,043,784	5,886,879	6,233,586	6,086,146	17,550,702	4,467,768
Non-current liabilities	2,350,385	7,789,367	3,720,129	9,494,421	2,725,097	5,244,421

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 20 Intangible assets other than goodwill

The intangible assets movement during the years ended as of December 31, 2015 and 2016 was as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2015
Historic cost	58,720,268	21,353,252	1,914,139	1,046,487	83,034,146
Accumulated amortization	-	(14,281,717)	-	(95,534)	(14,377,251)
Book Value	58,720,268	7,071,535	1,914,139	950,953	68,656,895

As of December 31, 2015
Additions	-	3,160,435	-	104,739	3,265,174
Additions by business combination (1)	7,747,581	-	-	-	7,747,581
Transfers (2)	(3,266,332)	-	-	-	(3,266,332)
Divestitures (cost)	-	(3,748)	-	-	(3,748)
Divestitures (amortization)	-	3,748	-	-	3,748
Amortization of year	-	(1,814,784)	-	(126,877)	(1,941,661)
Conversion effect	(2,235,479)	(297,814)	-	(247,219)	(2,780,512)
Effect of conversion (amortization)	-	164,652	-	22,210	186,862
Book Value	60,966,038	8,284,024	1,914,139	703,806	71,868,007

As of December 31, 2015
Historic cost	60,966,038	24,212,125	1,914,139	904,007	87,996,309
Accumulated amortization	-	(15,928,101)	-	(200,201)	(16,128,302)
Book Value	60,966,038	8,284,024	1,914,139	703,806	71,868,007

As of December 31, 2016
Additions	40,000	4,533,631	219,163	-	4,792,794
Additions by business combination (1)	5,614,575	-	-	-	5,614,575
Divestitures (cost)	-	(167,825)	(42,243)	-	(210,068)
Divestitures (amortization)	-	197,910	-	-	197,910
Amortization of year	-	(2,472,425)	-	(389,166)	(2,861,591)
Conversion effect	(1,714,990)	(213,166)	-	(140,990)	(2,069,146)
Effect of conversion (amortization)	-	130,442	-	215,927	346,369
Book Value	64,905,623	10,292,591	2,091,059	389,577	77,678,850

As of December 31, 2016
Historic cost	64,905,623	28,364,765	2,091,059	763,017	96,124,464
Accumulated amortization	-	(18,072,174)	-	(373,440)	(18,445,614)
Book Value	64,905,623	10,292,591	2,091,059	389,577	77,678,850

(1) See Note 1, letter a) and d).

(2) See Note 24, letter a).

There are no restriction or any pledge against on intangible assets.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The detail of the Trademarks appears below:

Operating segment	Cash Generating Unit	As of December 31, 2016	As of December 31, 2015
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	31,476,163	25,861,588
	Manantial S.A.	1,166,000	1,166,000
	Compañía Pisquera de Chile S.A.	1,363,782	1,363,782
	Compañía Cerveceria Kunstmann S.A.	286,744	286,518
	Subtotal	34,292,689	28,677,888
International Business	CCU Argentina S.A. and subsidiaries	4,774,066	6,171,061
	Marzurel S.A., Coralina S.A. and Milotur S.A.	2,822,016	2,932,762
	Bebidas del Paraguay S.A. y Distribuidora del Paraguay S.A.	3,234,664	3,440,608
	Subtotal	10,830,746	12,544,431
Wines	Viña San Pedro Tarapacá S.A.	19,782,188	19,743,719
	Subtotal	19,782,188	19,743,719
Total		64,905,623	60,966,038

Management has not identified any evidence of impairment of intangible assets. Respect to trademarks with indefinite useful life, used the same methodology which is designated in Note 21.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 21 Goodwill

The goodwill movements during the years ended as of December 31, 2016 and 2015 was as follows:

Goodwill
ThCh$
As of January 1, 2015
Historic cost	86,779,903
Book Value	86,779,903

As of December 31, 2015
Additions by business combination (1)	16,189,798
Transfers (2)	(2,856,245)
Conversion effect	(623,084)
Book Value	99,490,372

As of December 31, 2015
Historic cost	99,490,372
Book Value	99,490,372

As of December 31, 2016
Conversion effect	(2,827,349)
Book Value	96,663,023

As of December 31, 2016
Historic cost	96,663,023
Book Value	96,663,023

(1) See Note 1, letter d).

(2) See Note 24, letter a).

Goodwill from investments acquired in business combinations is assigned as of the acquisition date to the Cash Generating Units (CGU), or group of CGUs that it is expected will benefit from the business combination synergies. The book value of the goodwill of the investments assigned to the CGUs inside the Company segments are:

Operating segment	Cash Generating Unit	As of December 31, 2016	As of December 31, 2015
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	25,257,686	25,257,686
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	9,808,550	9,808,550
	Los Huemules S.R.L.	47,443	47,443
	Subtotal	43,992,924	43,992,924
International Business	CCU Argentina S.A. and subsidiaries	6,851,916	8,864,698
	Marzurel S.A., Coralina S.A. and Milotur S.A.	7,260,675	7,701,975
	Bebidas del Paraguay S.A. y Distribuidora del Paraguay S.A.	6,141,364	6,514,631
	Subtotal	20,253,955	23,081,304
Wines	Viña San Pedro Tarapacá S.A.	32,416,144	32,416,144
	Subtotal	32,416,144	32,416,144
Total		96,663,023	99,490,372

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Goodwill assigned to the CGU is subject to impairment tests annually or with a higher frequency in case there are indications that any of the CGU could experience impairment. The recoverable amount of each CGU is determined as the higher of value in use or fair value less costs to sell. To determine the value in use, the Company has used cash flow projections over a 5-year span, based on the budgets and projections reviewed by Management for the same term and with an average grown-rate of 3%. The rates used to discount the projected cash flows reflect the market assessment of the specific risks related to the corresponding CGU. The pre-tax discount rates used range from a 9.5% to 12.8%. Given the materiality of the amounts involved, it was not considered relevant to describe additional information in this Note. A reasonable change in assumptions would not result in an impairment to goodwill.

As December 31, 2016, the Company has not identified any evidence of impairment of goodwill.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 22 Property, plant and equipment

The movement of Property, plant and equipment is as follows:

	Land, buildings and contruction	Machinery and equipment	Bottles and containers	Other Equipment	Assets under contruction	Furniture, accesories and vehicles	Assets under finance lease	Under production vines	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2015
Historic cost	557,500,819	388,454,274	189,538,674	111,860,840	101,859,601	56,290,001	16,367,167	30,037,467	1,451,908,843
Accumulated depreciation	(136,838,685)	(233,259,470)	(101,755,979)	(73,303,551)	-	(39,158,230)	(2,620,547)	(13,716,739)	(600,653,201)
Book Value	420,662,134	155,194,804	87,782,695	38,557,289	101,859,601	17,131,771	13,746,620	16,320,728	851,255,642

As of December 31, 2015
Additions	-	-	-	-	123,581,249	-	-	-	123,581,249
Transfers	24,332,658	53,855,456	21,539,178	12,777,031	(121,954,867)	8,596,245	8,750	845,549	-
Conversion effect historic cost	(6,736,100)	(10,797,668)	(11,546,968)	(4,002,063)	(460,019)	(511,782)	(2,578)	(180,003)	(34,237,181)
Write off (cost)	(747,359)	(289,708)	(3,742,613)	(1,918,945)	-	(1,156,594)	(18,734)	-	(7,873,953)
Write off (depreciation)	394,898	184,171	3,456,971	1,909,228	-	636,696	12,858	-	6,594,822
Capitalized interests	-	-	-	-	1,086,976	-	-	-	1,086,976
Depreciation	(16,319,675)	(23,241,987)	(20,568,254)	(9,738,483)	-	(6,504,278)	(290,871)	(1,009,087)	(77,672,635)
Conversion effect depreciation	828,924	4,905,696	5,480,844	2,894,015	-	353,900	256	81,519	14,545,154
Others increase (decreased)	264,777	368,742	783,920	226,420	(2,018,429)	150,953	(23,262)	-	(246,879)
Divestitures (cost)	(416,892)	(1,536,631)	(11,721,918)	(1,758,026)	-	(1,512,864)	(283)	(1,063,451)	(18,010,065)
Divestitures (depreciation)	489,274	1,193,606	10,980,342	1,624,423	-	965,423	165	629,647	15,882,880
Transfers to Assets Held for Sale (Cost)	(2,682,692)	-	-	-	-	-	-	-	(2,682,692)
Transfers to Assets Held for Sale (Depreciation)	443,892	-	-	-	-	-	-	-	443,892
Book Value	420,513,839	179,836,481	82,444,197	40,570,889	102,094,511	18,149,470	13,432,921	15,624,902	872,667,210

As of December 31, 2015
Historic cost	569,642,008	428,398,944	185,024,437	117,920,217	102,094,511	60,844,400	16,447,490	29,639,562	1,510,011,569
Accumulated depreciation	(149,128,169)	(248,562,463)	(102,580,240)	(77,349,328)	-	(42,694,930)	(3,014,569)	(14,014,660)	(637,344,359)
Book Value	420,513,839	179,836,481	82,444,197	40,570,889	102,094,511	18,149,470	13,432,921	15,624,902	872,667,210

As of December 31, 2016
Additions	-	-	-	-	128,518,969	-	-	-	128,518,969
Transfers	22,834,409	40,559,020	26,734,419	11,477,889	(115,555,005)	12,571,079	-	1,378,189	-
Conversion effect historic cost	(5,161,938)	(9,794,457)	(10,440,956)	(3,309,017)	(716,066)	(63,653)	(1,927)	(100,704)	(29,588,718)
Write off (cost)	(421,820)	(1,114,726)	(963,296)	(602,003)	164,887	(1,425,485)	-	-	(4,362,443)
Write off (depreciation)	16,882	1,045,213	1,211,494	557,191	-	809,775	-	-	3,640,555
Capitalized interests	-	-	-	-	853,832	-	-	-	853,832
Depreciation	(16,446,343)	(22,298,558)	(20,154,538)	(9,709,915)	-	(9,495,693)	(235,007)	(1,025,552)	(79,365,606)
Conversion effect depreciation	1,743,342	4,080,872	3,082,501	4,139,993	-	252,389	578	66,872	13,366,547
Others increase (decreased)	(40,372)	1,960,728	(1,217,118)	(313,368)	(779,982)	792,760	(620,991)	-	(218,343)
Divestitures (cost)	(1,973,792)	(4,671,503)	(919,611)	(105,417)	-	(479,526)	-	(1,480,301)	(9,630,150)
Divestitures (depreciation)	1,366,357	4,474,718	699,573	23,026	-	375,766	-	1,010,409	7,949,849
Book Value	422,430,564	194,077,788	80,476,665	42,729,268	114,581,146	21,486,882	12,575,574	15,473,815	903,831,702

As of December 31, 2016
Historic cost	584,830,357	453,656,276	196,174,306	129,190,151	114,581,146	70,251,593	13,926,785	29,436,746	1,592,047,360
Accumulated depreciation	(162,399,793)	(259,578,488)	(115,697,641)	(86,460,883)	-	(48,764,711)	(1,351,211)	(13,962,931)	(688,215,658)
Book Value	422,430,564	194,077,788	80,476,665	42,729,268	114,581,146	21,486,882	12,575,574	15,473,815	903,831,702

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The balance of the land at the end of each year is as follows:

	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Land	226,136,602	227,849,584
Total	226,136,602	227,849,584

Capitalized interest as of December 31, 2016, amounted to ThCh$ 853,832 (ThCh$ 1,086,976 in 2015), using an annually capitalization rate of 4.17% for both years.

The Company, through its subsidiaries Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land. The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of December 31, 2016, the Company maintained approximately 4,208 of which 3,787 hectares are for vines in production stage. Of the total hectares mentioned above, 3,455 correspond to own land and 332 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2016, the production plant vines yield approximately 49.8 million kilos of grapes (60.1 million kilos of grapes in 2015).

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

In relation to the impairment losses of property, plant and equipment, the Managment has not perceived evidence of impairment with respect to these at December 31, 2016.

Assets under finance lease:

The book value of land and buildings relates to finance lease agreements for the Company and its subsidiaries. Such assets will not be owned by the Company until the corresponding purchase options are exercised.

	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Land	3,130,181	3,037,571
Buildings	9,217,312	9,333,443
Machinery and equipment	228,081	1,061,907
Total	12,575,574	13,432,921

In Note 26, letter B) includes the detail of the lease agreements, and it also reconciles the total amount of the future minimum lease payments and their current value as regards such assets, the purchase options originated at CCU S.A., Compañía Cervecera Kunstmann S.A. and Manantial S.A.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 23 Investment Property

Changes in the movement of the investment property during the years ended as of December 31, 2015 and 2016 is as follows:

	Lands	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2015
Historic cost	5,860,457	2,775,205	8,635,662
Depreciation	-	(718,049)	(718,049)
Book Value	5,860,457	2,057,156	7,917,613

As of December 31, 2015
Additions	-	4,148	4,148
Transfers from PPE (cost)	(275,000)	-	(275,000)
Depreciation	-	(60,450)	(60,450)
Conversion effect (depreciation)	(488,315)	(291,928)	(780,243)
Conversion effect	-	31,934	31,934
Book Value	5,097,142	1,740,860	6,838,002

As of December 31, 2015
Historic cost	5,097,142	2,487,425	7,584,567
Depreciation	-	(746,565)	(746,565)
Book Value	5,097,142	1,740,860	6,838,002

As of December 31, 2016
Additions	-	11,036	11,036
Divestitures	(2,563)	-	(2,563)
Depreciation	-	(41,055)	(41,055)
Conversion effect (depreciation)	(364,940)	(218,986)	(583,926)
Conversion effect	-	32,333	32,333
Book Value	4,729,639	1,524,188	6,253,827

As of December 31, 2016
Historic cost	4,729,639	2,279,475	7,009,114
Depreciation	-	(755,287)	(755,287)
Book Value	4,729,639	1,524,188	6,253,827

Investment property includes twenty land properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes, with one land property, two offices and one apartment of them being leased and generating ThCh$ 251,545 revenue during year 2016 (ThCh$ 172,243 in 2015 and ThCh$ 153,283 in 2014). Additionally, there are three land properties in Argentina, which are leased and generated an income for ThCh$ 131,389 for year 2016 (ThCh$ 127,093 in 2015 and ThCh$ 117,661 in 2014). In addition, the expenses associated with such investment properties amounted to ThCh$ 71,090 for the year ended as of December 31, 2016 (ThCh$ 120,340 in 2015 and ThCh$ 190,670 in 2014).

The fair value, of investment property that represent 90% of the book value, is ThCh$ 18,249,882.

Management has not detected any evidence of impairment of Investment property.

The Company does not maintain any pledge or restriction over investment property items.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 24 Assets of disposal group held for sale

a)	Chile Operating segment

On January 7, 2016, the shareholders of Compañía Pisquera Bauzá S.A. came to an agreement in which Compañía Pisquera de Chile S.A. (“CPCh”) (subsidiary of Compañía Cervecerías Unidas S.A.) has sold its interest of 49% to Agroproductos Bauzá S.A. The price of the transaction amounted to UF 150,000 (equivalent to ThCh$ 3,844,364 on December 31, 2015).

In January 2016, the first installment was paid for an amount of UF 20,000 (equivalents to ThCh$ 512,596 on January 8, 2016).

As of December 31, 2016, the balances is UF 130,000 plus interest, of which UF 20,000 with short-term maturity (equivalents to ThCh$ 526,959) and UF 110,000 with long-term maturity (equivalents to ThCh$ 2,898,277 payable in annual installments maturing in 2020 (See Note 14).

Previously, in October 2015, the Board of Directors of CPCh agreed to instruct the Management to obtain an agreement with Agroproductos Bauzá based on the terms which were reflected in the before mentioned transaction. As a consequence of the aforementioned CPCh recorded a provision before taxes for an amount of ThCh$ 1,401,253, charged to the result of the fourth quarter of for year 2015. This amount is presented under Other gains/losses in the Consolidated Statement of Income of the quarter.

b)	International Business Operating segment
-

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

-

During 2010, the Company hired a specialist broker for such assets. Subsequently, on December 13, 2011, a sales reservation contract was signed for all of the assets. At the date of issuance of these Financial Statements this transaction is current.

-

During December 2014, the Board of subsidiary Sidra La Victoria S.A. authorized the sale of property located in Cipolletti city, Provincia de Río Negro, Argentina. During November 2015 this property was sold and a gain before tax of ThCh$ 1,977,432 was recognize under item Other income by function.

-

During September 2015, the Board of subsidiary Saenz Briones S.A. authorized the sale of property located in Luján de Cuyo city, Provincia de Mendoza, Argentina. At the date of issuance of these Financial Statements that property is the same condition.

c)	Wine Operating segment
-

During November 2015, the Board of subsidiary Viña Valles de Chile S.A. (legal and continuing successor of Viña Misiones de Rengo S.A.) authorized the sale of certanis fixed asstes located in Rengo city, Provincia de Cachapoal, Sexta Región. On December 23, 2015 signed sale reservation contract for al fiexed assets available for the sale. At the date of issuance of these Financial Statements that  transaction is current.

As described in Note 2, 2.18, non-current assets held for sale have been recorded at the lower of carrying amount less cost to sale.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

At December 31, 2016 and 2015, the items of assets held for sale are the following:

Assets of disposal group held for sale	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Land	1,816,348	1,855,980
Contructions	504,207	544,863
Machinerys	57,332	74,109
Joint agreement (Trademarks, goodwill, net of deferred taxes) (1)	-	3,844,364
Total	2,377,887	6,319,316

(1)   Under this ítem include ThCH$ 2,856,245 related to Goodwill

Note 25 Income taxes

Tax accounts receivable

The detail of the taxes receivables is the following:

	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Refundable tax previous year	4,436,810	3,296,151
Taxes under claim (1)	2,141,476	2,138,675
Argentinean tax credits	2,532,114	3,756,333
Monthly provisions	18,860,164	4,592,593
Payment of absorbed profit provision	75,141	33,276
Other credits	1,377,774	1,447,192
Total	29,423,479	15,264,220

(1)   This item include claims for refund of first category taxes (Provisional payment of absorved profit) for an amount of ThCh$ 968,168 that was presented in April 2014 from the commercial year 2013 and claim to ThCh$ 1,173,281 presented in April 2010 from the commercial year 2009.

Taxes accounts payable

The detail of taxes payable taxes is as follows:

	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Chilean income taxes	7,033,363	7,689,139
Monthly provisional payments	4,365,187	3,488,085
Chilean unique taxes	68,824	224,045
Estimated Argentine minimum gain subsidiaries taxes	339,060	796,755
Total	11,806,434	12,198,024

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Tax expense

The detail of the income tax and deferred tax expense for the years ended as of December 31, 2016, 2015 and 2014, is as follows:

	For the years ended as of December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Income as per deferred tax related to the origin and reversal of temporary differences	(878,629)	(454,933)	992,342
Prior year adjustments	3,838,136	3,204,656	4,763,242
Effect of change in tax rates	(856,612)	(1,066,964)	(14,520,287)
Tax benefits (loss)	(765,292)	248,559	527,447
Total deferred tax expense	1,337,603	1,931,318	(8,237,256)
Current tax expense	(31,285,976)	(48,168,474)	(34,522,795)
Prior period adjustments	(298,010)	(3,877,360)	(3,913,449)
(Loss) Income from income tax	(30,246,383)	(50,114,516)	(46,673,500)

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

The deferred taxes related to items charged or credited directly to Consolidated Statement of Comprehensive Income are as follows:

	For the years ended as of December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Net income from cash flow hedge	(20,648)	(17,563)	39,470
Actuarial gains and losses deriving from defined benefit plans	659,198	314,541	501,689
Charge to equity	638,550	296,978	541,159

Effective Rate

The Company’s income tax expense as of December 31, 2016, 2015 y 2014 represents 17.70%, 26.30% and 27.90%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the years ended as of December 31,
	2016		2015		2014
	ThCh$	Rate (%)	ThCh$	Rate (%)	ThCh$	Rate (%)
Income before taxes	170,328,270	-	190,640,106	-	167,168,082	-
Income tax using the statutory rate	(40,878,785)	24.00	(42,894,024)	22.50	(35,105,297)	21.00
Adjustments to reach the effective rate
Tax effect of permanent differences, net	10,357,858	(6.10)	(3,202,337)	1.70	(133,385)	0.10
Effect of change in tax rate	(856,612)	0.50	(1,066,964)	0.50	(14,520,287)	8.60
Effect of tax rates in Argentina and Uruguay	(1,308,482)	0.80	(2,278,489)	1.20	2,235,676	(1.30)
Prior year adjustments	2,439,638	(1.40)	(672,702)	0.40	849,793	(0.50)
Income tax, as reported	(30,246,383)	17.70	(50,114,516)	26.30	(46,673,500)	27.90

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Deferred taxes

Deferred tax assets and liabilities included in the Balance Sheet were as follows:

	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Movement of deferred tax assets
Accounts receivable impairment provision	861,158	714,251
Other non-tax expenses	11,303,607	12,808,597
Employee benefits	2,166,999	1,930,430
Inventory impairment provision	1,554,362	499,611
Severance indemnity	4,937,161	5,044,561
Inventory valuation	2,337,591	1,454,638
Amortization of intangibles	206,616	2,517,835
Other assets	3,536,574	3,856,366
Tax loss carryforwards	4,960,567	5,703,304
Total assets from deferred taxes	31,864,635	34,529,593

Deferred taxes liabilities
Fixed assets depreciation	36,617,407	40,338,573
Capitalized software expense	2,271,445	1,852,161
Agricultural operation expense	5,698,674	4,348,021
Manufacturing indirect activation costs	4,865,509	3,867,574
Intangibles	10,054,490	10,012,031
Land	23,726,645	26,511,916
Other liabilities	3,555,781	3,307,567
Total liabilities from deferred taxes	86,789,951	90,237,843
Total	(54,925,316)	(55,708,250)

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Movement of deferred tax assets	ThCh$
As of January 1, 2015	(57,311,681)
Increase in joint operation	(1,208,970)
Deferred Tax Losses Tax absorption	(33,276)
Deferred taxes from tax loss carry forwards absorption	1,931,318
Conversion effect	503,187
Deferred taxes against equity	296,978
Other deferred movements taxes	114,194
Change	1,603,431
As of December 31, 2015	(55,708,250)

As of January 1, 2016
Increase in joint operation	(1,514,955)
Deferred Tax Losses Tax absorption	(178,473)
Deferred taxes from tax loss carry forwards absorption	1,337,603
Conversion effect	245,227
Deferred taxes against equity	638,550
Other deferred movements taxes	254,982
Change	782,934
As of December 31, 2016	(54,925,316)

Note 26 Other financial liabilities

Debts and financial liabilities classified based on the type of obligation and their classifications in the consolidated balance sheet are as follows:

	As of December 31, 2016		As of December 31, 2015
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank borrowings (*)	39,079,561	29,606,398	27,714,998	48,335,093
Bonds payable (*)	3,250,023	70,836,716	3,155,239	71,352,994
Financial leases obligations (*)	215,950	17,500,919	321,416	17,238,458
Deposits for return of bottles and containers	13,015,723	-	12,503,170	-
Derivatives financial instruments (**)	11,118,676	-	171,470	-
Hedging derivatives (**)	-	-	107,698	-
Total	66,679,933	117,944,033	43,973,991	136,926,545

(*)  See Note 5.

(**) See Note 6.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The maturities and interest rates of such obligations are as follows:

As of December 31, 2016:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bank borrowings
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Superville	Argentina	USD	136,115	-	-	-	-	136,115	At maturity	3.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Superville	Argentina	USD	135,537	-	-	-	-	135,537	At maturity	3.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Superville	Argentina	USD	217,353	-	-	-	-	217,353	At maturity	3.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Superville	Argentina	USD	-	54,032	-	-	-	54,032	At maturity	4.25
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Macro	Argentina	USD	-	200,933	-	-	-	200,933	At maturity	1.85
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	201,628	-	-	-	-	201,628	At maturity	2.70
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	-	133,909	-	-	-	133,909	At maturity	2.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	$ARG	1,436	1,589	-	-	-	3,025	Quarter	15.25
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	$ARG	433,258	-	-	-	-	433,258	At maturity	36.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	$ARG	228,734	-	-	-	-	228,734	At maturity	29.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	$ARG	340,659	-	-	-	-	340,659	At maturity	28.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	$ARG	-	518,917	-	-	-	518,917	At maturity	26.75
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	$ARG	367,243	-	-	-	-	367,243	Quarter	30.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	$ARG	9,178	400,250	-	-	-	409,428	Quarter	27.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	$ARG	425	84,263	-	-	-	84,688	Quarter	23.00
0-E	Finca La Celia S.A.	Argentina	0-E	BBVA	Argentina	$ARG	524,538	-	-	-	-	524,538	At maturity	27.50
0-E	Finca La Celia S.A.	Argentina	0-E	BBVA	Argentina	$ARG	50,045	-	-	-	-	50,045	At maturity	27.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	$ARG	290,342	-	-	-	-	290,342	At maturity	27.75
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	$ARG	74,763	-	-	-	-	74,763	At maturity	27.50
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,004,000-5	Banco de Chile	Chile	CLP	57,821	7,271,000	-	-	-	7,328,821	At maturity	4.40
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco Estado	Chile	UF	157,295	-	10,012,233	-	-	10,169,528	At maturity	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,018,000-1	Scotiabank	Chile	USD	3,151	-	5,269,733	-	-	5,272,884	At maturity	1.79
99,586,280-8	Compañía Pisquera de Chile S.A	Chile	97,030,000-7	Banco Estado	Chile	CLP	457,454	16,000,000	-	-	-	16,457,454	At maturity	6.86
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	16,333	50,142	46,143	-	-	112,618	Monthly	4.80
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	9,264	28,576	57,305	-	-	95,145	Monthly	5.48
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	7,599	5,124	-	-	-	12,723	Monthly	5.36
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	13,500	40,500	108,000	18,000	-	180,000	Monthly	6.00
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	19,000	57,000	12,667	-	-	88,667	Monthly	7.59
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	14,000	42,000	88,667	-	-	144,667	Monthly	5.88
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	22,500	67,500	180,000	22,500	-	292,500	Monthly	5.76
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú	Chile	CLP	8,111	25,086	72,892	13,047	-	119,136	Monthly	6.12
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco Estado	Chile	CLP	-	205,849	-	-	-	205,849	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco Estado	Chile	CLP	67,488	203,111	580,563	-	-	851,162	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco Estado	Chile	CLP	19,030	58,392	167,461	52,210	-	297,093	Monthly	5.02
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	37,500	112,500	37,510	-	-	187,510	Monthly	5.04
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	-	255,037	-	-	-	255,037	Monthly	4.68
0-E	Milotur S.A.	Uruguay	0-E	Banco Itaú	Uruguay	UYI	406,353	638,554	696,605	-	-	1,741,512	Monthly	6.00
96,981,310-6	Compañia Cervecera Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	21,408	-	2,000,000	-	-	2,021,408	At maturity	5.35
96,981,310-6	Compañia Cervecera Kunstmann S.A.	Chile	97,018,000-1	Scotiabank	Chile	CLP	18,000	2,000,000	-	-	-	2,018,000	At maturity	4.50
96,981,310-6	Compañia Cervecera Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	-	6,656	400,000	-	-	406,656	At maturity	4.68
96,981,310-6	Compañia Cervecera Kunstmann S.A.	Chile	97,030,000-7	Banco Estado	Chile	CLP	190,490	584,272	1,672,625	520,654	-	2,968,041	Monthly	5.02
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BNA	Argentina	$ARG	251,181	717,375	1,912,999	-	-	2,881,555	Monthly	15.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Macro	Argentina	$ARG	34,300	23,406	-	-	-	57,706	Monthly	15.25
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BBVA	Argentina	$ARG	421,179	421,652	-	-	-	842,831	Quarter	26.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BNA	Argentina	$ARG	103,106	303,347	134,821	-	-	541,274	Monthly	25.19
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Galicia	Argentina	$ARG	68,826	789,966	5,529,763	-	-	6,388,555	Quarter	30.50
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Citibank	Argentina	$ARG	30,190	-	-	-	-	30,190	At maturity	25.66
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco HSBC	Argentina	$ARG	2,109,794	-	-	-	-	2,109,794	At maturity	25.25
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BBVA	Argentina	$ARG	1,392	-	-	-	-	1,392	At maturity	26.12
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Macro	Argentina	$ARG	12	-	-	-	-	12	At maturity	25.53
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Santander Rio	Argentina	$ARG	199,954	-	-	-	-	199,954	At maturity	25.00
0-E	Saenz Briones y Cía. S.A.	Argentina	0-E	Banco Citibank	Argentina	$ARG	1,138	-	-	-	-	1,138	At maturity	26.50
Sub-total							7,778,623	31,300,938	28,979,987	626,411	-	68,685,959

 (1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 6).

(*) See Note 5 the non-discounted contractual cash flows.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

						Maturity
Debtor Tax ID	Company	Debtor country	Registration or ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	388 18/10/2004 Bono Serie E	Chile	UF	-	2,612,294	5,125,926	5,298,895	7,904,394	20,941,509	Semiannual	4.00
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	573 23/03/2009 Bono Serie H	Chile	UF	637,729	-	2,345,596	9,540,856	40,621,049	53,145,230	Semiannual	4.25
Sub-total						637,729	2,612,294	7,471,522	14,839,751	48,525,443	74,086,739

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Financial leases obligations
0-E	Finca La Celia S.A	Argentina	-	Banco Supervielle	Argentina	$ARG	981	3,017	1,464	-	-	5,462	At maturity	17.50
96,711,590-8	Manantial S.A.	Chile	-	Banco de Creditos e Inversiones	Chile	UF	14,369	3,837	-	-	-	18,206	Monthly	3.13
96,711,590-8	Manantial S.A.	Chile	-	Banco de Chile	Chile	UF	6,054	8,072	-	-	-	14,126	Monthly	8.65
96,711,590-8	Manantial S.A.	Chile	-	Banco Security	Chile	UF	4,489	8,755	-	-	-	13,244	Monthly	9.25
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	-	Consorcio Nacional de Seguros S.A	Chile	UF	13,759	42,717	125,221	130,838	17,131,641	17,444,176	Monthly	7.07
96,981,310-6	Compañía Cervecera Kunstmann S.A	Chile	97,030,000-7	BancoEstado	Chile	UF	25,436	77,942	98,688	-	-	202,066	Monthly	4.33
76,077,848-6	Cervecera Belga de la Patagonia S.A.	Chile	97,015,000-5	Banco Santander de Chile	Chile	UF	-	6,522	-	13,067	-	19,589	Monthly	6.27
Sub-total							65,088	150,862	225,373	143,905	17,131,641	17,716,869

Total							8,481,440	34,064,094	36,676,882	15,610,067	65,657,084	160,489,567

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

As of December 31, 2015:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bank borrowings
0-E	Finca La Celia S.A	Argentina	O-E	Banco Supervielle	Argentina	USD	-	128,459	-	-	-	128,459	At maturity	6.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	272,706	-	-	-	-	272,706	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	106,222	-	-	-	-	106,222	At maturity	28.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	420,665	-	-	-	-	420,665	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	1,857	7,389	3,095	-	-	12,341	At maturity	15.25
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	506,450	-	-	-	-	506,450	At maturity	27.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	151,260	-	-	-	-	151,260	At maturity	29.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	-	486,804	-	-	-	486,804	Quarter	29.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	405,927	-	-	-	-	405,927	At maturity	25.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco BBVA	Argentina	$ARG	535,283	-	-	-	-	535,283	At maturity	29.50
0-E	Viña San Pedro Tarapaca S.A. (1)	Argentina	O-E	Banco de Chile	Argentina	USD	28,782	3,150,341	-	-	-	3,179,123	At maturity	1.92
91.041.000-8	Viña San Pedro Tarapaca S.A. (2)	Chile	97.004.000-5	Banco de Chile	Chile	USD	66,496	7,101,600	-	-	-	7,168,096	At maturity	1.90
91.041.000-8	Viña San Pedro Tarapaca S.A.	Chile	97.004.000-5	Banco Estado	Chile	UF	-	56,243	-	9,739,054	-	9,795,297	At maturity	2.70
91.041.000-8	Viña San Pedro Tarapaca S.A. (1)	Chile	97.030.000-7	Scotiabank	Chile	USD	-	2,977	5,590,024	-	-	5,593,001	At maturity	1.15
91.041.000-8	Compañía Pisquera de Chile S.A	Chile	97.018.000-1	Banco Estado	Chile	CLP	449,879	-	15,978,778	-	-	16,428,657	At maturity	6.86
99.586.280-8	Manantial S.A.	Chile	97.030.000-7	Banco de Chile	Chile	UF	15,123	46,470	109,544	-	-	171,137	At maturity	4.80
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	UF	8,529	26,304	75,692	16,855	-	127,380	Monthly	5.48
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	UF	7,004	21,588	12,375	-	-	40,967	Monthly	5.36
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	13,500	40,500	108,000	72,000	-	234,000	Monthly	6.00
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	19,000	57,000	88,668	-	-	164,668	Monthly	7.59
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	14,000	42,000	112,000	32,667	-	200,667	Monthly	5.88
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	22,500	67,500	180,000	112,500	-	382,500	Monthly	5.76
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco Itaú	Chile	CLP	23,690	56,839	-	-	-	80,529	Monthly	6.66
96.711.590-8	Manantial S.A.	Chile	76.645.030-K	Banco Itaú	Chile	CLP	7,704	23,532	68,516	50,621	-	150,373	Monthly	6.12
96.711.590-8	Manantial S.A.	Chile	76.645.030-K	Banco Estado	Chile	CLP	200,000	-	-	-	-	200,000	Monthly	5.26
96.711.590-8	Manantial S.A.	Chile	76.645.030-K	Banco Estado	Chile	CLP	254,313	-	-	-	-	254,313	Monthly	4.38
96.711.590-8	Manantial S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	35,843	36,436	-	-	-	72,279	At maturity	7.56
96.711.590-8	Manantial S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	-	150,000	-	-	-	150,000	At maturity	5.40
96.711.590-8	Manantial S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	-	255,510	-	-	-	255,510	Monthly	4.22
96.711.590-8	Manantial S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	18,029	55,418	158,974	138,117	-	370,538	Monthly	5.02
96.711.590-8	Milotur S.A.	Chile	97.030.000-7	Nuevo Banco Comercial	Chile	USD	25,991	71,036	-	-	-	97,027	At maturity	5.50
96.711.590-8	Milotur S.A.	Chile	97.030.000-7	Banco Itaú	Chile	UYI	-	344,850	1,701,800	-	-	2,046,650	Monthly	6.00
0-E	Compañia Cervecera Kunstmann S.A.	Uruguay	O-E	Banco Estado	Uruguay	CLP	-	515,083	-	-	-	515,083	Monthly	4.34
0-E	Compañia Cervecera Kunstmann S.A.	Uruguay	O-E	Banco Estado	Uruguay	CLP	-	618,100	-	-	-	618,100	Monthly	4.34
96.981.310-6	Compañia Cervecera Kunstmann S.A.	Chile	97.030.000-7	Banco de Chile	Chile	CLP	-	1,030,538	-	-	-	1,030,538	At maturity	4.38
96.981.310-6	Compañia Cervecera Kunstmann S.A.	Chile	97.030.000-7	Scotiabank	Chile	USD	7,229	453,561	-	-	-	460,790	At maturity	1.90
96.981.310-6	Compañia Cervecera Kunstmann S.A.	Chile	97.004.000-5	Banco Estado	Chile	CLP	180,724	555,208	1,589,858	1,378,183	-	3,703,973	At maturity	5.02
96.981.310-6	Compañia Cervecera Kunstmann S.A.	Chile	97.018.000-1	Scotiabank	Chile	CLP	-	1,028,447	-	-	-	1,028,447	At maturity	4.08
96.981.310-6	Compañía Industrial Cervecera S.A.	Chile	97.030.000-7	Banco BNA	Chile	$ARG	345,777	927,294	2,472,784	1,236,392	-	4,982,247	Monthly	15.00
96.981.310-6	Compañía Industrial Cervecera S.A.	Chile	97.018.000-1	Banco BNA	Chile	$ARG	173,166	392,114	697,088	-	-	1,262,368	At maturity	25.19
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BBVA	Argentina	$ARG	560,011	1,633,640	1,089,584	-	-	3,283,235	Quarter	26.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Galicia	Argentina	$ARG	1,272,502	1,815,157	5,446,285	-	-	8,533,944	Monthly	29.40
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Macro	Argentina	$ARG	44,130	136,150	75,639	-	-	255,919	Monthly	15.25
0-E	Saenz Briones y Cía. S.A.	Argentina	0-E	Banco Citibank	Argentina	$ARG	65,596	121,022	-	-	-	186,618	Quarter	15.25
Sub-total							6,259,888	21,455,110	35,558,704	12,776,389	-	76,050,091

 (1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 6).

(2) This obligation is hedged by a Cross Currency Rate Swap agreement (Note 6).

(*) See Note 5 the non-discounted contractual cash flows.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

			Registration or ID No. Instrument			Maturity
Debtor Tax ID	Company	Debtor country		Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bonds payable
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	388 18/10/2004 BONO SERIE E	Chile	UF	-	2,539,921	4,953,915	5,095,419	10,251,636	22,840,891	Semiannual	4.00
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	573 23/03/2009 BONO SERIE H	Chile	UF	615,318	-	-	2,252,581	48,799,443	51,667,342	Semiannual	4.25
Sub-total						615,318	2,539,921	4,953,915	7,348,000	59,051,079	74,508,233

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Financial leases obligations
0-E	Finca La Celia S.A	Argentina	O-E	Banco Supervielle	Argentina	$ARG	1,267	3,900	6,147	-	-	11,314	Monthly	17.50
96.711.590-8	Manantial S.A.	Chile	97.000.600-6	Banco de Creditos e Inversiones	Chile	UF	5,371	16,386	9,292	-	-	31,049	Monthly	5.06
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	UF	10,764	16,845	13,524	-	-	41,133	Monthly	9.31
96.711.590-8	Manantial S.A.	Chile	97.053.000-2	Banco Security	Chile	UF	21,598	25,628	12,867	-	-	60,093	Monthly	6.81
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A	Chile	UF	12,499	38,806	113,757	225,991	16,628,473	17,019,526	Monthly	7.07
96.981.310-6	Compañía Cervecera Kunstmann S.A	Chile	97.004.000-5	Banco de Chile	Chile	UF	42,822	23,183	12,799	-	-	78,804	Monthly	5.58
96.981.310-6	Compañía Cervecera Kunstmann S.A	Chile	97.030.000-7	BancoEstado	Chile	UF	23,716	72,672	196,552	-	-	292,940	Monthly	4.33
76.077.848-6	Cervecera Belga de la Patagonia S.A.	Chile	97.015.000-5	Banco Santander de Chile	Chile	UF	1,455	4,504	13,097	5,959	-	25,015	Monthly	6.27
Sub-total							119,492	201,924	378,035	231,950	16,628,473	17,559,874

Total							6,994,698	24,196,955	40,890,654	20,356,339	75,679,552	168,118,198

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 6.

The effective interest rates of bond obligations are as follows:

Bonds Serie A	3.96%
Bonds Serie E	4.52%
Bonds Serie H	4.26%
Bonds Serie I	3.18%

The debts and financial liabilities are stated in several currencies and they accrue fixed and variable interest rates. The details of such obligations classified as per currency and interest type (excluding the effect of cross currency interest rate swap agreements) are as follows:

	As of December 31, 2016		As of December 31, 2015
	Fixed Interest Rate	Variable Interest Rate	Fixed Interest Rate	Variable Interest Rate
	ThCh$	ThCh$	ThCh$	ThCh$
US Dollar	1,079,507	5,272,884	686,276	15,940,220
Chilean Pesos	33,822,001	-	25,840,175	-
Argentine Pesos	11,515,546	4,869,957	17,146,915	4,266,388
Unidades de Fomento	102,188,160	-	102,191,574	-
UYI	1,741,512	-	2,046,650	-
Total	150,346,726	10,142,841	147,911,590	20,206,608

The terms and conditions of the main interest accruing obligations as of December 31, 2016, were as follows:

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

      This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios, which will be measured on the half-yearly financial statements of CPCh:

   -        Maintain a Financial Expense Coverage not less than 3, calculated as the relationship between Gross Margin less Marketing costs, Distribution and Administration expenses, plus Other income by function, less Other expenses by function, plus Depreciation and Amortization, divided by Financial costs.

   -        Maintain a debt ratio of no more than 2.5, measured as Total liabilities divided by Equity.

   -        Maintain an Equity higher than UF 770,000.

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

      As of December 31, 2016, the Company was in compliance with the financial covenants and specific requirements of this loan.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

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

      On April 27, 2016, this loan was paid.

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

      On April 27, 2016, this loan was paid.

d)   On June 16, 2014, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Estado for a total of 6,200,000 euros, maturing on June 16, 2015.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

On June 17, 2015, payment of the loan was made.

e)   On October 15, 2014, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Estado for a total of UF 380,000, maturing on October 15, 2019.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

f)    On December 3, 2014, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco Estado for a total of ThCh$ 1,300,000, maturing on March 31, 2015.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

On May 29, 2015 the loan was renewed for a term of 3 months, maturing on July 28, 2015.

On July 17, 2015, payment of the loan was made.

g)   On July 15, 2015, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco Estado for a total of ThCh$ 4,000,000, maturing on July 14, 2020.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

h)   On May 26, 2016, the subsidiary Aguas CCU-Nestlé Chile S.A. signed a bank loan with Banco Estado for a total of ThCh$ 5,300,000, maturing on November 22, 2016.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

On November 22, 2016, payment of the loan was made.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

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

      On July 11, 2016, payment of the loan was made.

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

      On July 7, 2016, payment of the loan was made.

      The aforementioned loans oblige the Company to comply with the same covenants as the Series A Bond as indicated in letter D) Restrictions in this Note.

c)   On July 7, 2016, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 7,271,000, maturing on July 2, 2017.

      This loan accrued interest at an annual rate. The subsidiary amortizes interest and capital consists of a single payment at the end of the established term.

      This debt was changed to Euros and a fixed interest rate through a currency CLP-US$ and interest rate swap agreements (Cross Currency Interest Rate Swap). For details of the Company`s hedge strategies see Note 5 and 6.

d) On April 24, 2014, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 1,000,000, maturing on April 24, 2015.

      This loan accrued interest at an annual rate. The subsidiary amortizes interest and capital consists of a single payment at the end of the established term.

      On April 24, 2015 the loan was renewed for a term of 1 year, maturing on April 21, 2016.

      On April 22, 2016, payment of the loan was made.

e)  On April 24, 2015, the subsidiary Compañía Cervecera Kunstmann SA He signed a bank loan with Banco de Chile for a total of ThCh$ 600,000 for a period of three months expiring on July 24, 2015.

      This loan bears interest at a fixed interest rate. The subsidiary pays the interest and principal in a single payment at the end of the deadline.

      On July 24, 2015, payment of the loan was made.

f)    On April 20, 2016, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 2,000,000, maturing on April 20, 2018.

      This loan accrued interest at an annual rate. The subsidiary amortizes interest and capital consists of a single payment at the end of the established term.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

g)   On August 25, 2016, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 400,000, maturing on August 24, 2018.

      This loan accrued interest at an annual rate. The subsidiary amortizes interest and capital consists of a single payment at the end of the established term.

Banco Scotiabank – Bank Loans

a)  On June 21, 2013, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Scotiabank for a total of US$ 8,000,000, maturing on June 22, 2015.

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

b)   On September 4, 2014, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco Scotiabank for a total of US$ 638,674, maturing on September 4, 2016.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

     On August 24, 2016, payment of the loan was made.

c)  On June 17, 2015, the subsidiary Viña San Pedro Tarapacá S.A. it signed a bank loan with Scotiabank for a total of US$ 7,871,500, with a term of three years maturing on June 18, 2018.

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

d)  On April 24, 2015, the subsidiary Compañía Cervecera Kunstmann SA He signed a bank loan with Scotiabank for a total of US$ 1,000,000, with a term of one year expiring at April 22, 2016.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

On April 22, 2016, payment of the loan was made.

e)  On April 20, 2016, the subsidiary Compañía Cervecera Kunstmann SA He signed a bank loan with Scotiabank for a total of ThCh$ 2,000,000, with a term of one year expiring at April 20, 2017.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

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

 1 EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

As of December 31, 2016, the Company was in compliance with the financial covenants and specific requirements of this loan.

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

      This loan is guaranteed by CCU S.A., through a Stand By issued by the Banco Estado de Chile in favor of Banco de la Nación Argentina (see Note 34).

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

      This loan is guaranteed by CCU S.A., through a Stand By issued by the Banco Estado de Chile (see Note 34).

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

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

As of December 31, 2016, the Company was in compliance with the financial covenants and specific requirements of this loan.

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

 2 EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Compañía Cervecera Kunstmann S.A., Manantial S.A. and Finca La Celia S.A.:

Other lease agreements are as follows:

Type	Institution	Contract Date	Currency	ThCh$	Number of quotas	Annual Interest	Purchase option (UF)
Compañía Cervecera Kunstmann S.A.
Production Plant	Banco de Chile	19-04-05	UF	20.489	168	8.30%	302
Land Lote 2C	Banco de Chile	26-06-07	UF	7.716	121	5.80%	85
Land Lote 2D	Banco de Chile	25-03-08	UF	15.000	97	4.30%	183
Land Lote 13F1	Banco Estado	10-10-12	UF	22.341	72	4.33%	348
Manantial S.A.
Dispensers	Banco de Crédito e Inversiones	04-01-12	UF	4.275	37	5.06%	116
Dispensers	Banco de Chile	05-12-11	UF	1.073	37	5.98%	311
Vehicles	Banco de Chile	27-08-12	UF	1.265	25	12.63%	51
Computers	Banco Security	23-08-11	UF	2.387	37	6.99%	65
Dispensers	Banco Security	09-08-11	UF	20.845	37	6.62%	563
Finca La Celia S.A.
Automotor	Banco Supervielle	10-06-14	$ARG	10.814	45	17.50%	6.250

The following is a detail of future payments and the current value of the financial lease obligations as of December 31, 2015:

Lease Minimum Future Payments	As of December 31, 2016
	Gross Amount	Interest	Amount
	ThCh$	ThCh$	ThCh$
0 to 3 months	368,052	302,964	65,088
3 months to 1 year	1,050,810	899,948	150,862
Over 1 year to 3 years	2,603,315	2,377,942	225,373
Over 3 years to 5 years	2,305,704	2,161,799	143,905
Over 5 years	28,638,952	11,507,311	17,131,641
Total	34,966,833	17,249,964	17,716,869

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

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

As of December 31, 2016 and December 31, 2015, the Company was in compliance with the financial covenants required for this public issue.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

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

On March 17, 2014, the Company paid the total Serie I Bonds, equivalent UF 3,000,000.

As of December 31, 2016 and December 31, 2015, the Company was in compliance with the financial covenants required for this public issue.

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

As of December 31, 2016 and December 31, 2015, the subsidiary was in compliance with the financial covenants required for this public issue.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 27 Accounts payable – trade and other payables

As of December 31, 2016 and 2015, the total Accounts payable-trade and other payables are as follows:

	As of December 31, 2016		As of December 31, 2015
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers	210,160,789	-	179,926,026	-
Notes payable	2,121,496	1,082,898	3,930,657	1,645,098
Withholdings payable	47,395,567	-	43,880,120	-
Total	259,677,852	1,082,898	227,736,803	1,645,098

Note 28 Provisions

As of December 31, 2016 and 2015, the total provisions recorded in the consolidated statement of financial position are as follows:

	As of December 31, 2016		As of December 31, 2015
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Litigation	409,164	839,079	503,440	839,934
Others	-	484,441	-	636,584
Total	409,164	1,323,520	503,440	1,476,518

The following was the change in provisions during the years ended December 31, 2015 and 2016:

	Litigation (1)	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2015	1,023,895	1,596,196	2,620,091
As of December 31, 2015
Incorporated	792,724	888	793,612
Used	(222,139)	-	(222,139)
Released	(31,005)	(801,778)	(832,783)
Conversion effect	(220,101)	(158,722)	(378,823)
As of December 31, 2015	1,343,374	636,584	1,979,958
As of December 31, 2016
Incorporated	551,167	22,219	573,386
Used	(267,704)	(14,173)	(281,877)
Released	(124,336)	(67,271)	(191,607)
Conversion effect	(254,258)	(92,918)	(347,176)
As of December 31, 2016	1,248,243	484,441	1,732,684

(1)     See Note 34.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The maturities of provisions at December 31, 2016, were as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	409,164	-	409,164
Between two and five years	423,863	484,441	908,304
Over five years	415,216	-	415,216
Total	1,248,243	484,441	1,732,684

Litigation

The detail of significant litigation proceedings to which the Company is exposed at a consolidated level is described in Note 34.

Management believes based on the development of such proceedings to date, the provisions established on a case by basis are adequate to cover the eventual adverse effects that could arise from these proceedings.

Note 29 Other non-financial liabilities

As of December 31, 2016 and 2015, the total Other non-financial liabilities are as follows:

	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Parent dividend provisioned by the board	24,387,190	24,387,190
Parent dividend provisioned according to policy	34,841,553	36,016,878
Outstanding parent dividends	915,585	723,259
Subsidiaries dividends according to policy	11,192,210	9,725,015
Others	33,434	89,802
Total	71,369,972	70,942,144
Current	71,369,972	70,942,144
Total	71,369,972	70,942,144

Note 30 Employee Benefits

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

The cost of such benefits is charged against income, in the “Personnel Expense” item.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

As of December 31, 2016 and 2015, the total staff benefits recorded in the Consolidated Statement of Financial Position is as follows:

Employees’ Benefits	As of December 31, 2016		As of December 31, 2015
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Short term benefits	22,517,220	-	21,617,103	-
Employment termination benefits	321,008	21,832,415	94,956	18,948,603
Total	22,838,228	21,832,415	21,712,059	18,948,603

Employees’ Bonuses

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation. Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

As of December 31, 2016 and 2015, the total short-term benefits recorded in the Consolidated Statement of Financial Position are as follows:

Short-Term Employees’ Benefits	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Vacation	9,405,040	8,442,610
Bonus and compensation	13,112,180	13,174,493
Total	22,517,220	21,617,103

The Company records the staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds. The discount rate in Chile was 5.52% (6.36% in 2015) and in Argentina 31.88% (39.26% in 2015).

As of December 31, 2016, the obligation recorded for severance indemnity is as follows:

Severance Indemnity	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Current	321,008	94,956
Non-current	21,832,415	18,948,603
Total	22,153,423	19,043,559

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The change in the severance indemnity during the year ended as of December 31, 2015 and 2016 was as follows:

Severance Indemnity	Severance Indemnity
ThCh$
Balance as of January 1, 2015	17,437,221
Current cost of service	1,023,969
Interest cost	1,703,107
Actuarial loss	947,153
Paid-up benefits	(1,700,491)
Past service cost	131,204
Others	(498,604)
Movements of the year	1,606,338
As of December 31, 2015	19,043,559
Current cost of service	1,650,484
Interest cost	1,702,662
Actuarial loss	2,342,336
Paid-up benefits	(2,490,851)
Past service cost	342,039
Conversion effect	(670,709)
Others	233,903
Movements of the year	3,109,864
As of December 31, 2016	22,153,423

The figures recorded in the Consolidated Statement of Income as of December 31, 2016, 2015 y 2014, are as follows:

Expense recognized for severance indemnity	For the years ended as of December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Current cost of service	1,650,484	1,023,969	601,053
Past service cost	342,039	131,204	1,090,429
Non-provided paid benefits	7,851,201	4,377,570	5,916,192
Other	1,114,112	646,502	335,808
Total expense recognized in Consolidated Statement of Income	10,957,836	6,179,245	7,943,482

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Actuarial Assumptions

As mentioned in Note 2.20 – Employees’ Benefits, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation as of December 31, 2016 and 2015, are as follows:

Actuarial Assumptions			Chile		Argentina
			As of December 31,	As of December 31,	As of December 31,	As of December 31,
			2016	2015	2016	2015
Mortality table			RV-2014	RV-2004	Gam '83	Gam'83
Annual interest rate			5.52%	6.36%	31.88%	39.26%
Voluntary employee turnover rate			1.9%	1.9%	“ESA 77 Ajustada - 50%”	“ESA 77 Ajustada - 50%”
Company’s needs rotation rate			5.3%	5.3%	“ESA 77 Ajustada - 50%”	“ESA 77 Ajustada - 50%”
Salary increase (*)			3.7%	3.7%	26.25%	33.32%
Estimated retirement age for (*)	Officers		60	60	60	60
	Other	Male	65	65	65	65
		Female	60	60	60	60

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1 percent on the discount rate:

Sensitivity Analysis	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	1,421,484	1,164,165
1% decrease in the Discount Rate (Loss)	(1,649,255)	(1,344,213)

Personnel expense

The amounts recorded in the Consolidated Statement of Income for the years ended as of December 31, 2016, 2015 and 2014, are as follows:

Personnel expense	For the years ended as of December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Salaries	145,766,757	138,359,074	119,623,310
Employees’ short-term benefits	23,189,206	24,693,325	18,128,043
Employments termination benefits	10,957,836	6,179,245	7,943,482
Other staff expense	30,971,754	28,683,507	23,636,629
Total (1)	210,885,553	197,915,151	169,331,464

(1) See Note 9.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 31 Non-controlling Interests

The detail of Non-controlling Interests is the following:

a.   Equity

Equity	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	75,092,267	72,512,897
Bebidas del Paraguay S.A.	17,828,260	20,403,140
Aguas CCU-Nestlé Chile S.A.	16,440,129	19,891,176
Compañía Cervecera Kunstmann S.A.	5,740,305	4,979,490
Compañía Pisquera de Chile S.A.	4,717,811	4,699,612
Manantial S.A. (1)	-	3,767,028
Saenz Briones & Cía. S.A.	799,111	962,286
Distribuidora del Paraguay S.A.	2,197,241	1,949,490
Los Huemules S.R.L. (1)	-	395,469
Other	179,300	145,185
Total	122,994,424	129,705,773

(1)   See Note 8.

b.   Result

	For the years ended as of December 31,
Result	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	8,377,672	7,052,867	5,408,750
Viña San Pedro Tarapacá S.A.	9,887,477	9,182,843	6,003,439
Compañía Cervecera Kunstmann S.A.	1,636,906	1,267,335	966,212
Manantial S.A.	-	861,072	684,427
Compañía Pisquera de Chile S.A.	790,152	592,506	889,482
Saenz Briones & Cía. S.A.	11,184	128,407	(58,433)
Distribuidora del Paraguay S.A.	255,683	1,144,911	429,527
Bebidas del Paraguay S.A.	576,986	(486,790)	253,516
Los Huemules S.R.L.	-	(45,370)	(48,171)
Sidra La Victoria S.A.	-	-	175
Other	88,339	19,674	24,547
Total	21,624,399	19,717,455	14,553,471

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

c.     Summarized financial information of non controlling interest:

	As of December 31, 2016	As of December 31, 2015

	ThCh$	ThCh$
Assets and Liabilities
Current assets	601,165,755	566,432,064
Non-current assets	716,889,536	727,700,381
Current liabilities	368,293,544	336,696,932
Non-current liabilities	146,234,462	218,031,963

Dividends paid	9,803,978	5,956,500

     The main significant Non-controlling interest is represented by Viña San Pedro Tarapacá S.A. with the following balances:

	As of December 31, 2016	As of December 31, 2015

	ThCh$	ThCh$
Assets and Liabilities
Current assets	145,866,023	142,945,036
Non-current assets	171,099,295	165,343,429
Current liabilities	70,351,438	70,099,022
Non-current liabilities	33,795,671	32,681,398
Net sales	201,402,052	189,515,048
Net income of year	28,021,996	26,024,999

Dividends paid by Viña San Pedro amounted to ThCh$ 17,682,375, ThCh$ 13,474,959, and ThCh$ 5,436,350, for the years ended December 31, 2016; 2015, and 2014, respectively.

Note 32 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of December 31, 2016 and December 31, 2015, the Company’s capital shows a balance of ThCh$ 562,693,346, divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaíso Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Deposcitary Shares), with an equivalence of two shares per ADS (See Note 1).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as of December 31, 2016 and 2015.

Capital Management

The main purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Consolidated Statement of Comprehensive Income

As of December 31, 2016, 2015 and 2014, the detail of the comprehensive income and expense of the term is as follows:

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	84,962	(20,648)	64,314
Conversion differences of subsidiaries abroad (1)	(27,280,176)	-	(27,280,176)
Actuarial gains and losses on defined benefit plans reserves	(2,355,384)	659,198	(1,696,186)
Total comprehensive income as of december 31, 2016	(29,550,598)	638,550	(28,912,048)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	80,693	(17,563)	63,130
Conversion differences of subsidiaries abroad (1)	(29,678,944)	-	(29,678,944)
Actuarial gains and losses on defined benefit plans reserves	(939,433)	314,541	(624,892)
Total comprehensive income as of december 31, 2015	(30,537,684)	296,978	(30,240,706)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	(155,258)	39,470	(115,788)
Conversion differences of subsidiaries abroad (1)	(4,629,683)	-	(4,629,683)
Actuarial gains and losses on defined benefit plans reserves	(1,884,054)	501,689	(1,382,365)
Total comprehensive income As of December 31, 2014	(6,668,995)	541,159	(6,127,836)

(1)   These concepts will be reclassified to the Statement of Income when its settled.

The movement of comprehensive income and expense is as follows:

a)   As of December 31, 2016:

Changes	Currency translation difference	Hedge reserves	Actuarial gains and losses on defined benefit plans reserves	Total other reserves
	ThCh$	ThCh$	ThCh$	ThCh$
Increase (Decrease)	(27,280,176)	(399,558)	(2,355,384)	(30,035,118)
Deferred taxes	-	89,982	659,198	749,180
Reclassification to the result by function	-	484,521	-	484,521
Reclassification of deferred taxes related to other reserves	-	(110,631)	-	(110,631)
Total changes in equity	(27,280,176)	64,314	(1,696,186)	(28,912,048)
Equity holders of the parent	(25,123,546)	41,607	(1,623,299)	(26,705,238)
Non-controlling interests	(2,156,630)	22,707	(72,887)	(2,206,810)
Total changes in equity	(27,280,176)	64,314	(1,696,186)	(28,912,048)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

b)      As of December 31, 2015:

Changes	Currency translation difference	Hedge reserves	Actuarial gains and losses on defined benefit plans reserves	Total other reserves
	ThCh$	ThCh$	ThCh$	ThCh$
Increase (Decrease)	(29,678,944)	593,993	(939,433)	(30,024,384)
Deferred taxes	-	(145,800)	314,541	168,741
Reclassification to the result by function	-	(513,298)	-	(513,298)
Reclassification of deferred taxes related to other reserves	-	128,235	-	128,235
Total changes in equity	(29,678,944)	63,130	(624,892)	(30,240,706)
Equity holders of the parent	(27,652,528)	40,844	(589,731)	(28,201,415)
Non-controlling interests	(2,026,416)	22,286	(35,161)	(2,039,291)
Total changes in equity	(29,678,944)	63,130	(624,892)	(30,240,706)

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

As of December 31, 2016, 2015 y 2014, the information used for the calculation of the income as per each basic and diluted share is as follows:

Income per share	For the years ended as of December 31,
	2016	2015	2014
Equity holders of the controlling company (ThCh$)	118,457,488	120,808,135	106,238,450
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Basic income per share (in Chilean pesos)	320.59	326.95	287.52
Equity holders of the controlling company (ThCh$)	118,457,488	120,808,135	106,238,450
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Diluted income per share (in Chilean pesos)	320.59	326.95	287.52

As of December 31, 2016, 2015 y 2014, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net Income

In accordance with Circular No 1945 from the SVS on November 4, 2009, the Board of Directors agreed that the net distributable profit for the year 2009 will be that reflected in the financial statements attributable to equity holders of the parents, without adjustment it. The above agreement remains in effect for the year ended December 31, 2016.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Dividends

The Company’s dividend policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of December 31, 2016, 2015 and 2014, the Company has distributed the following dividends:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share	Related to FY
247	17-04-2014	Final	103.48857	2013
248	09-01-2015	Interim	63.0000	2014
249	23-04-2015	Final	98.78138	2014
250	08-01-2016	Interim	66.0000	2015
251	22-04-2016	Final	97.47388	2015
252	05-01-2017	Interim	66.0000	2016

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

On April 13, 2016, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 250, amounting to ThCh$ 36,016,878 corresponding to $ 97.47388 per share. This dividend was paid on April 22, 2016.

Other Reserves

The reserves that are a part of the Company’s equity are as follows:

Currency Translation Reserves: This reserve originated mainly from the translation of foreign subsidiaries’ financial statements which functional currency is different from the presentation currency of the Consolidated Financial Statements. As of December 31, 2016, it amounts to a negative reserve of ThCh$ 120,558,932 (ThCh$ 95,435,386 in 2015 and ThCh$ 67,782,858 in 2014).

Hedge reserve: This reserve originated from the hedge accounting application of financial liabilities for. The reserve is reversed at the end of the hedge agreement, or when the transaction ceases qualifying hedge accounting, whichever is first. The reserve effects are transferred to income. As of December 31, 2016, it amounts to a negative reserve of ThCh$ 39,081 (ThCh$ 2,526 in 2015 and ThCh$ 43,370 in 2014), net of deferred taxes.

Actuarial gains and losses on defined benefit plans reserves: This reserve originates from January 1, 2013, due application of the amendment to IAS 19. The amount recorded is a negative reserve of ThCh$ 3,925,717 (ThCh$ 2,302,418 in 2015 and ThCh$ 1,712,687 in 2014), net of deferred taxes.

Other reserves: As of December 31, 2016, 2015 y 2014 the amount is a negative reserve of ThCh$ 18,527,810, ThCh$ 5,486,086 and ThCh$ 5,511,629, respectively. Such reserves relate mainly to the following concepts:

-              Adjustment due to re-assessment of fixed assets carried out in 1979 (increased ofr ThCh$ 4,087,396).

-              Price level restatement of paid-up capital registered as of December 31, 2008, according to SVS Circular Letter Nª456 (decreased for ThCh$ 17,615,333).

-              Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (Note 1) (decreased for ThCh$ 9,779,475).

-              Difference in purchase of shares of the subsidiary Manantial S.A. made during year 2016 (Note 1) (decreased for ThCh$ 7,801,153).

-              Difference in purchase of shares of the Alimentos Nutrabien S.A. made during year 2016 (Note 1) (decreased for  ThCh$ 5,426,209).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 33 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	133,789,950	192,554,239
CLP	117,668,934	171,683,257
USD	8,237,893	5,385,644
Euros	786,887	955,840
$ARG	2,187,381	5,701,754
UYU	1,136,782	948,816
PYG	3,269,045	7,519,619
Other currencies	503,028	359,309
Other financial assets	8,406,491	13,644,105
CLP	548,700	1,052,312
USD	7,604,996	12,495,117
Euros	160,875	57,833
PYG	80,846	7,261
Other currencies	11,074	31,582
Other non-financial assets	15,859,137	17,654,373
CLP	11,994,895	12,083,128
UF	139,776	29,882
USD	683,933	972,718
Euros	85,753	723,216
$ARG	2,641,862	3,780,430
UYU	86,842	7,789
PYG	226,076	57,210
Accounts receivable - trade and other receivables	280,766,784	252,225,937
CLP	179,861,356	158,757,937
UF	676,843	7,102
USD	24,449,473	25,498,590
Euros	7,025,446	7,463,166
$ARG	56,347,636	48,535,814
UYU	5,304,719	4,074,908
PYG	5,844,650	6,111,636
Other currencies	1,256,661	1,776,784
Accounts receivable from related companies	3,523,825	4,788,930
CLP	3,373,508	4,604,853
UF	107,162	104,118
USD	43,155	79,959
Inventories	199,290,678	174,227,415
CLP	168,749,946	147,189,195
USD	287,776	2,474,304
Euros	25,634	237,848
$ARG	25,104,485	18,850,888
UYU	1,590,709	1,645,888
PYG	3,532,128	3,829,292
Biological assets	7,948,379	7,633,340
CLP	7,370,852	7,130,962
$ARG	577,527	502,378
Tax receivables	29,423,479	15,264,220
CLP	26,525,628	11,080,218
$ARG	2,897,851	4,184,002
Non-current assets held for sale	2,377,887	6,319,316
CLP	2,046,179	5,890,543
$ARG	331,708	428,773
Total current assets	681,386,610	684,311,875

CLP	518,139,998	519,472,405
UF	923,781	141,102
USD	41,307,226	46,906,332
Euros	8,084,595	9,437,903
$ARG	90,088,450	81,984,039
UYU	8,119,052	6,677,401
PYG	12,952,745	17,525,018
Other currencies	1,770,763	2,167,675
Total current assets by currencies	681,386,610	684,311,875

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$
Non-current assets
Other financial assets	203,784	80,217
Euros	203,784	80,217
Accounts receivable non-current	3,563,797	-
CLP	35,391	-
UF	2,936,552	-
$ARG	426,311	-
PYG	165,543	-
Other non-financial assets	5,369,211	5,220,954
CLP	3,177,139	3,034,450
USD	669,470	80,137
$ARG	1,519,236	1,839,876
PYG	3,366	266,491
Accounts receivable from related companies	356,665	445,938
UF	356,665	445,938
Investments accounted for using the equity method	64,404,946	49,995,263
CLP	64,005,129	49,884,870
$ARG	399,817	110,393
Intangible assets different than goodwill	77,678,850	71,868,007
CLP	64,981,854	57,749,615
$ARG	5,508,504	7,039,283
UYU	3,247,094	3,296,510
PYG	3,941,398	3,782,599
Goodwill	96,663,023	99,490,372
CLP	76,382,543	76,382,543
USD	13,402,038	14,216,606
$ARG	6,878,442	8,891,223
Property, plant and equipment (net)	903,831,702	872,667,210
CLP	787,734,139	763,339,926
USD	26,072	-
Euros	971,382	-
$ARG	82,920,719	76,412,324
UYU	15,436,334	13,747,872
PYG	16,743,056	19,167,088
Investment property	6,253,827	6,838,002
CLP	5,015,603	4,401,400
$ARG	1,238,224	2,436,602
Deferred tax assets	31,864,635	34,529,593
CLP	29,547,881	29,392,503
$ARG	2,108,426	5,032,803
UYU	156,714	10,801
PYG	51,614	93,486
Total non-current assets	1,190,190,440	1,141,135,556

CLP	1,030,879,679	984,185,307
UF	3,293,217	445,938
USD	14,097,580	14,296,743
Euros	1,175,166	80,217
$ARG	100,999,679	101,762,504
UYU	18,840,142	17,055,183
PYG	20,904,977	23,309,664
Total non-current assets by currencies	1,190,190,440	1,141,135,556

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of December 31, 2016		As of December 31, 2015
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	19,600,116	47,079,817	7,223,935	36,750,056
CLP	946,301	39,944,625	1,239,182	17,035,281
UF	892,328	2,843,982	764,199	2,888,550
USD	11,280,437	388,874	303,416	10,957,905
Euros	523,079	-	52,368	-
$ARG	5,542,674	3,263,782	4,862,819	5,523,470
UYI	406,353	638,554	-	344,850
Other currencies	8,944	-	1,951	-
Account payable - trade and other payables	258,298,853	1,378,999	226,844,826	891,977
CLP	166,920,713	303,060	148,162,838	303,060
UF	30,798	-	9,933	-
USD	18,281,460	937,822	17,676,381	566,572
Euros	8,160,258	-	6,402,517	-
$ARG	59,603,954	-	47,686,146	-
UYU	3,309,074	-	2,607,826	-
PYG	1,638,181	138,117	3,874,709	22,345
Other currencies	354,415	-	424,476	-
Accounts payable to related companies	9,530,071	-	11,624,218	-
CLP	5,329,217	-	4,267,123	-
USD	2,196	-	151,578	-
Euros	4,197,020	-	7,205,517	-
PYG	1,638	-	-	-
Other short-term provisons	339,072	70,092	382,152	121,288
CLP	-	70,092	-	121,288
$ARG	339,072	-	382,152	-
Tax liabilities	7,544,398	4,262,036	3,664,162	8,533,862
CLP	5,316,283	4,262,036	3,487,812	5,802,277
USD	22,183	-	-	26,747
$ARG	1,966,866	-	-	2,704,838
UYU	239,066	-	176,350	-
Employee benefits provisions	22,255,693	582,535	21,388,736	323,323
CLP	16,579,716	582,535	16,558,870	323,323
$ARG	5,367,378	-	4,437,159	-
UYU	308,599	-	392,707	-
Other non-financial liabilities	24,421,940	46,948,032	28,440,259	42,501,885
CLP	24,388,426	46,948,032	28,350,457	42,501,885
$ARG	33,514	-	89,802	-
Total current liabilities	341,990,143	100,321,511	299,568,288	89,122,391

CLP	219,480,656	92,110,380	202,066,282	66,087,114
UF	923,126	2,843,982	774,132	2,888,550
USD	29,586,276	1,326,696	18,131,375	11,551,224
Euros	12,880,357	-	13,660,402	-
$ARG	72,853,458	3,263,782	57,458,078	8,228,308
UYU	3,856,739	-	3,176,883	-
PYG	1,639,819	138,117	3,874,709	22,345
UYI	406,353	638,554	-	344,850
Other currencies	363,359	-	426,427	-
Total current liabilities by currency	341,990,143	100,321,511	299,568,288	89,122,391

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of December 31, 2016			As of December 31, 2015
	More than 1 year until 3 years	More than 3 year until 5 years	More than 5 years	More than 1 year until 3 years	More than 3 year until 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Other financial liabilities	36,676,882	15,610,067	65,657,084	40,890,654	20,356,339	75,679,552
CLP	5,320,385	626,411	-	18,284,794	1,784,088	-
UF	17,811,112	14,983,656	65,657,084	5,523,414	17,335,859	75,679,552
USD	5,269,733	-	-	5,590,024	-	-
$ARG	7,579,047	-	-	9,790,622	1,236,392	-
UYI	696,605	-	-	1,701,800	-	-
Other accounys payable	1,082,898	-	-	1,098,985	546,113	-
CLP	808,160	-	-	808,161	404,081	-
UF	6,950	-	-	6,760	-	-
USD	267,788	-	-	284,064	142,032	-
Other long term provisions	507,259	401,054	415,207	712,806	410,073	353,639
CLP	-	49,996	-	-	49,996	15,000
$ARG	258,278	351,058	415,207	396,987	360,077	338,639
UYU	248,981	-	-	314,991	-	-
PYG	-	-	-	828	-	-
Deferred tax liabilities	26,487,686	7,963,522	52,338,743	21,787,421	8,622,777	59,827,645
CLP	26,183,335	7,767,522	48,824,727	21,175,080	8,219,255	53,911,744
$ARG	287,582	191,721	2,048,919	601,313	400,875	4,288,716
UYU	-	-	1,015,197	-	-	1,154,787
PYG	16,769	4,279	449,900	11,028	2,647	472,398
Employee benefits provisons	335,925	-	21,496,490	643,905	-	18,304,698
CLP	-	-	18,481,842	-	-	15,369,150
$ARG	-	-	3,014,648	-	-	2,935,548
PYG	335,925	-	-	643,905	-	-
Total non-current liabilities	65,090,650	23,974,643	139,907,524	65,133,771	29,935,302	154,165,534

CLP	32,311,880	8,443,929	67,306,569	40,268,035	10,457,420	69,295,894
UF	17,818,062	14,983,656	65,657,084	5,530,174	17,335,859	75,679,552
USD	5,537,521	-	-	5,874,088	142,032	-
$ARG	8,124,907	542,779	5,478,774	10,788,922	1,997,344	7,562,903
UYU	248,981	-	1,015,197	314,991	-	1,154,787
PYG	352,694	4,279	449,900	655,761	2,647	472,398
UYI	696,605	-	-	1,701,800	-	-
Total non-current liabilities by currency	65,090,650	23,974,643	139,907,524	65,133,771	29,935,302	154,165,534

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 34 Contingencies and Commitments

Operating lease agreements

The total amount of the Company’s obligations to third parties relating to lease agreements that may not be terminated is as follows:

Lease Agreements not to be terminated	As of December 31, 2016
ThCh$
Within 1 year	175,604,322
Between 1 and 5 years	272,442,932
Over 5 years	34,053,398
Total	482,100,652

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of December 31, 2016 is as follows:

Purchase and supply agreements	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	128,703,020	8,713,649
Between 1 and 5 years	292,815,491	9,521,391
Over 5 years	44,412,317	157,459
Total	465,930,828	18,392,499

Capital investment commitments

As of December 31, 2016, the Company had capital investment commitments related to Property, Plant and Equipment and Intangibles (software) for approximately ThCh$ 54,115,404.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000. Those losses contingencies for which an estimate cannot be made have been also considered.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Proceedings and claim

Subsidiary	Court	Number	Description	Status	Estimated accrued loss contingency
Viña Tarapacá Ex Zavala, Viña Misiones de Rengo	14th Civil Court of Santiago	28869-2007	Breach of contract	Appeal of first instance verdict	ThCh$ 50,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina	-	Labor trial for layoff	On evidentiary phase	US$ 31,000
Compañía Industrial Cervecera S.A. (CICSA)	Supreme Court of Tucuman	-	Intempestive breach of distribution contract	Supreme Court review	US$ 35,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina	-	Labor trial for layoff	On evidentiary phase	US$ 32,000
Compañía Industrial Cervecera S.A. (CICSA)	Appeals court	-	Intempestive breach of distribution contract	On execution phase	US$ 37,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina	-	Labor trial for layoff	On execution phase	US$ 36,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina	-	Labor trial for layoff	On evidentiary phase	US$ 50,000
Compañía Industrial Cervecera S.A. (CICSA)	-	-	City Council´s Administrative Claim related to advertising and publicity fees	The process is in pre-trial administrative phase	US$ 506,000
Saenz Briones y Cía. S.A.	Court of first instance in Argentina	-	Labor trial for layoff	On evidentiary phase	US$ 67,000

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Subsidiary	Court	Number	Description	Status	Estimated accrued loss contingency
Saenz Briones y Cía. S.A.	Court of first instance in Argentina	-	Labor trial for layoff	On evidentiary phase	US$ 168,000
Saenz Briones y Cía. S.A.	Court of first instance in Argentina	-	Labor trial for layoff	On evidentiary phase	US$ 63,000
Saenz Briones y Cía. S.A.	Court of first instance in Argentina	-	Labor trial for layoff	On evidentiary phase	US$ 167,000
Saenz Briones y Cía. S.A.	Court of first instance in Argentina	-	Labor trial for layoff	On evidentiary phase	US$ 61,000

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 1,248,243 and ThCh$ 1,343,374, as of December 31, 2016 and 2015, respectively (See Note 28).

Tax processes

At the date of issue of these consolidated financial statements, there are no tax litigation that involve significant passive or taxes in claim different to mentioned in Note 25.

Guarantees

As of December 31, 2016, the subsidiary Viña San Pedro Tarapacá S.A. (VSPT) has not granted direct guarantees as part of its common financing operations. Nevertheless, its VSPT has entered into indirect guarantees as joint guarantors of financing operations by Finca La Celia S.A. subsidiary, in the Republic of Argentina.

A summary of the main terms of the guarantees granted appears below:

The subsidiary Finca La Celia S.A. maintains financial debt with local banks in Argentina, guaranteed by VSPT through stand-by letters issued by Banco Estado de Chile, according to the following detail:

Institution	Amount	Due date
Banco Santander Río	USD 1,100,000	August 20, 2017
Banco Patagonia	USD 1,600,000	March 31, 2017
Banco Patagonia	USD 1,600,000	July 7, 2017
Banco San Juan	USD 1,200,000	April 28, 2017
Banco BBVA Francés	USD 1,500,000	February 20, 2017

The mentioned stand-by letters were issued by VSPT according to the maturity of the financial debts negotiated with the Argentine banks, and they are within the financing policy framework approved by VSPT Board of Directors.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The loan obtained by the subsidiary CICSA in Argentina, as described in Note 27, is guaranteed by CCU S.A. through a stand- by unrestricted, 1 year term, renewable for equal period during the term of the loan.

Institution	Amount	Due date
Banco de la Nación Argentina S.A.	USD 9,000,000	December 31, 2017

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

Note 35 Environment

Distribution of CCU´s main environmental costs in the Industrial Units, accumulated to September 2016:

-       Industrial Waste Water Treatment (IWWT): 52,8%

These expenses are mainly related to the maintenance and control of the respective Industrial Waste Water Treatment Plants (IWWT).

-       Solid Industrial Residues (SIR): 33,4%

These expenses are related to the handling and disposal of Solid Industrial Residues (SIR), including hazardous Waste (ResPel) and valorisation of recyclable residues.

-       Gas Emission Expenses: 1,2%

These expenses are related to the calibration and verification of monitoring and operational instrumentation of stationary sources (mainly industrial boilers and electric generators) and their respective emissions, in order to provide compliance to rules and central and local government regulations.

-       Other Environmental Expenses: 12,6%

These expenses are related to the verification and compliance of Food Safety, Environmental Management and Operational Health & Safety Management Standards (ISO 22.000, ISO 14.001 and ISO 18.001 OHSAS respectively) in CCU´s industrial sites and distribution centers, which are in different stages of implementation and certification. The implementation and certification of those three standards is a corporate goal of CCU S.A.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The main expensesof each year, detailed by project, are the following:

Company that made the disbursement	Project	Expenses	For the years ended as of December 31,
			2016	2015
			ThCh$	ThCh$
CCU Chile Ltda.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	1,319,489	1,160,516
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	666,781	607,091
	Gases	Management of atmospheric emissions	21,655	26,031
	Others	Management of internal and external regulatory compliance.	233,364	173,115
CCU Argentina S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	820,999	1,089,788
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	560,710	602,247
	Gases	Management of atmospheric emissions	21,847	2,857
	Others	Management of internal and external regulatory compliance.	141,379	167,668
Cía. Cervecera Kunstmann S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	86,515	87,069
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	40,150	10,633
	Others	Management of internal and external regulatory compliance.	45,876	45,781
Cía. Pisquera de Chile S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	237,994	224,045
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	43,059	78,746
	Others	Management of internal and external regulatory compliance.	12,582	15,628
Transportes CCU Limitada	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	9,792	18,687
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	288,856	196,114
	Gases	Management of atmospheric emissions	13,356	17,297
	Others	Management of internal and external regulatory compliance.	141,138	130,044
VSPT S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	454,828	381,893
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	165,697	172,089
	Others	Management of internal and external regulatory compliance.	10,916	5,227
Embotelladora Chilenas Unidas S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	593,414	665,990
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	421,771	53,539
	Gases	Management of atmospheric emissions	156,295	96,019
	Others	Management of internal and external regulatory compliance.	14,305	10,233
Aguas CCU-Nestlé Chile S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	35,550	29,057
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	3,910	3,661
	Others	Management of internal and external regulatory compliance.	69,330	50,904
Fábrica de Envases Plásticos S.A.	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	21,410	19,326
	Gases	Management of atmospheric emissions	129,487	137,359

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

The main disbursements (investment) of each year, detailed by by project, are the following:

Company that made the disbursement	Project	Concept	Status [Finished, In process]	As of December 31, 2016			As of December 31, 2015
				Disbursements made	Amount committed future periods	Estimated Completion Date Disbursements	Disbursements made
				ThCh$	ThCh$		ThCh$
CCU Chile Ltda.	IWWT	IWWT Temuco Stage II; IWWT expansion (Screw) Temuco	Processing	2,854,428	156,383	Dec - 17	181,077
	SIR	Changing and increasing containers for glass and rubbish	Finished	37,602	-	Finished	194,875
	Gases	Change Fuel FO6 to GNL Temuco, Upgrade Odor Control, Thermal Plant Improvements Quilicura, Videoconferencing rooms.	Processing	265,248	103,093	Dec - 17	35,728
	Others	DS 10 and RE 43 compliance; Emergency Brigade and Anti Fire Protection System	Processing	108,188	352,424	Dec - 17	124,162
CCU Argentina S.A.	IWWT	IWWT Stage 2 and 3, Salta	Processing	217,401	134,386	Dec - 17	60,003
	Gases	Boiler 1 Economizer, Luján	Finished	227,079	29,780	Finished	-
	Others	Fire Network in Distribution Center SV; Compromises ISO 22 K/14K/18 K OSHAS Luján	Processing	32,360	25,076	Dec - 17	56,131
Cía. Cervecera	IWWT	New IWWT PTR – IC Technology	Processing	2,050,705	548,710	Dec - 17	2,958,767
Kunstmann S.A.	Others	DIA; Increase installed power; Equipment protection structures	Processing	33,835	278,000	Dec - 17	-
Cía. Pisquera de Chile S.A.	IWWT	IWWT, Change of Hidroeyectors, Water plant and dam, IWWT improvement in Salamanca and Sotaquí, New Sewer Plant, Water process meters.	Finished	133,879	6,864	Finished	9,712
	SIR	Improved sludge system; Containers for glass	Finished	20,224	1,610	Finished	-
	Others	Requirement for ISO Standards in Salamanca, Monte Patria, Sotaquí and Pisco Elqui; DS 10 compliance in Salamanca and Montepatria	Processing	268,003	379,547	Dec - 17	-
Transportes CCU Limitada	SIR	Ceiling of waste area in Distribution Center Llay Llay	Processing	-	57,224	Dec - 17	-
	Gases	LED lightning in Distribution Center Talca	Processing	81,355	43,939	Dec - 17	-
	Others	Access to DC Copiapó and Acoustic closure in DC Cervecería Stgo.	Processing	138,743	103,057	Dec - 17	-
VSPT S.A.	IWWT	Sewage plant; Degassing Pond Improvement	Finished	76,285	-	Finished	50,356
	SIR	Solid Packing Separator	Finished	3,128	-	Finished	-
	Gases	Electric Power Generator to IWWT, Power Meters	Finished	19,296	-	Finished	-
	Others	Fire network Molina, DS 10 compliance, Standardization 5 dining rooms, Autonomous Breathing Equipment	Finished	220,005	-	Finished	85,825
Embotelladora Chilenas Unidas S.A.	Gases	Condensate recovery, Meters and Monitoring of Consumption, Mantle Insulation of Boilers, Heat recovery compressor discharge, Upgrade exhaust gas analyzer, Upgrade System Control and Installation System Lighting.	Processing	54,282	29,402	Dec - 17	33,684
	Others	Safety Acid Injection; Standardization Kitchen ECCUSA; Autonomous Breathing Equipment to Stgo. and Antofagasta	Processing	112,904	27,843	Dec - 17	5,992
Aguas CCU-Nestlé Chile S.A.	IWWT	IWWT Coinco	Processing	559,569	410,347	Dec - 17	27,756
	Gases	Lighting lines 1, 2 y 3, Steam networks, Solar Lighting	Finished	21,425	-	Finished	-
	Others	Warehouse Flammable Coinco, RE 43 and DS 594 compliance.	Processing	28,694	222,221	Dec - 17	12,600
Fábrica de Envases Plásticos S.A.	Gases	Control of electrical variables, change of lighting.	Processing	187,373	22,404	Dec - 17	47,711
	Others	Risk Mitigation, Reduction weight of PET Bottles, Bathroom Expansion, Various SIG -OCA, Ammonia Sensors	Processing	158,522	47,436	Dec - 17	61,401

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2016

Note 36 Subsequent Events

a)   The Consolidated Financial Statements of CCU S.A. have been approved by the Board Directors on February 27, 2017.

b)   There are no others subsequent events between the closing date and the filing date of these Financial Statements (February 27, 2017) that could significantly affect their interpretation.