Form 20-F
period 2017-12-31
UNITED BREWERIES CO INC
filed 2018-04-27
CIK 888746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES                             EXCHANGE ACT OF 1934

For the fiscal year ended                         December 31, 2017

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

COMPAÑÍA CERVECERÍAS UNIDAS S.A.

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

__________

* Not for trading, but only in connection with the registration of American Depositary Shares which are ev idenced by American Depositary Receipts

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

YES X NO__

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer X  Accelerated filer     Non-accelerated filer __Emerging growth company__

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

YES   NO X

Introduction

In this annual report on Form 20-F, all references to “we”, “us”, “Company” or “CCU” are to Compañía Cervecerías Unidas S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries. Our fiscal year ends on December 31st. The expression “last three years’’ means the years ended December 31, 2015, 2016 and 2017. Unless otherwise specified, all references to “U.S. dollars” “dollars” “USD” or “US$” are to United States dollars, and references to “Chilean pesos” “pesos” “Ch$” or “CLP” are to Chilean pesos. We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). See the notes to our consolidated financial statements included in pages F-1 through F-127 of this annual report. We use the metric system of weights and measures in calculating our operating and other data. The United States equivalent units of the most common metric units used by us are as shown below:

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

ii

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

iii

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

A.     Selected Financial Data

The following table presents selected consolidated financial data as of December 31,  2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017, which has been derived from our consolidated financial statements prepared in accordance with IFRS and included elsewhere in this annual report, and as of December 31, 2013, 2014 and 2015 and for the years ended December 31, 2013 and 2014, which has been derived from our consolidated financial statements prepared in accordance with IFRS and not included in this annual report. The financial data set forth below should be read in conjunction with the consolidated financial statements and related notes and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report.

IFRS	Year ended December 31,
1. Income Statement Data:	2013	2014	2015	2016	2017
Net sales	(million of CLP) (1)
Gross margin	660,530	693,429	813,296	817,078	899,622
Other Income by Function	5,509	25,464	6,577	5,144	6,718
Other Expenses (2)	(1,260)	(1,743)	(2,372)	(2,027)	(2,662)
Exceptional Items (EI) (3)	(2,989)	(1,628)	-	-	-
MSD&A (4)	(473,524)	(535,603)	(612,565)	(619,543)	(668,783)
Adjusted Operating Result (5)	188,266	179,920	204,937	200,652	234,894
Other Gains (Losses)	959	4,037	8,512	(8,346)	(7,717)
Net financial expenses	(15,830)	(10,821)	(15,256)	(14,627)	(19,115)
Results as per Adjustment Units	(1,802)	(4,159)	(3,283)	(2,247)	(111)
Equity and Income from Joint Ventures	309	(899)	(5,228)	(5,561)	(8,914)
Foreign Currency Exchange Differences	(4,292)	(613)	958	457	(2,563)
Income Taxes	(34,705)	(46,674)	(50,115)	(30,246)	(48,366)

Net income for the year:	132,905	120,792	140,526	140,082	148,108
Attributable to:
Equity Holders of the Parent Company	123,036	106,238	120,808	118,457	129,607
Non-Controlling Interests	9,869	14,553	19,717	21,624	18,501

Basic and Diluted Income per Share	370.81	287.52	326.95	320.59	350.76
Basic and Diluted Income per ADS (6)	741.61	575.04	653.90	641.17	701.52
Dividend per Share (7)	166.5	161.8	163.5	176.3	178.9
Dividend per ADS in US$ (6)(7)	0.61	0.52	0.47	0.53	0.59
Weighted Average Shares Outstanding (000)	331,806	369,503	369,503	369,503	369,503
Shares Outstanding as of December 31st (000)	369,503	369,503	369,503	369,503	369,503

		Year ended December 31,
	IFRS	2013	2014	2015	2016	2017
2. Balance Sheet Data:		(million of CLP) (1)

	Total Assets	1,727,720	1,768,901	1,825,447	1,872,027	1,976,229
	Total Non-Current Liabilities	234,347	242,070	249,235	228,998	280,651
	Total Financial Debt (8)	263,251	199,853	180,901	184,624	214,593
	Capital Stock	562,693	562,693	562,693	562,693	562,693
	Total Equity Attributable to Equity Holders of the Parent Company	988,676	1,025,588	1,057,816	1,077,298	1,101,077
	Total Shareholders' Equity	1,084,244	1,148,500	1,187,522	1,200,656	1,226,829
3. Other Data
	Sales Volume (in millions of liters):
	Total Volume	2,191.6	2,289.8	2,392.7	2,478.3	2,602.0
(1)	Except for the number of shares outstanding, per share and per ADS amounts and sales volume.
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

Purchases and sales of foreign currencies effectuated outside the formal exchange market are carried out in the Mercado Cambiario Informal (the informal exchange market). The informal exchange market reflects the supply and demand for foreign currency. There are no limits imposed on the extent to which the rate of exchange in the informal exchange market can fluctuate above or below the observed exchange rate. On April 2, 2018 the U.S. dollar observed exchange rate relating to March 29, 2018 was CLP 603.39 per U.S. dollar.

The following table sets forth the low, high, average and period-end observed exchange rates for U.S. dollars for each of the indicated periods starting in 2013 as reported by the Central Bank of Chile. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

	Daily Observed Exchange Rate (1)
	(CLP per USD)
	Low (2)	High (2)	Average (3)	Period-end (4)

2013	466.50	533.95	495.53	524.61
2014	524.61	621.41	570.50	606.75
2015	597.10	715.66	654.79	710.16
2016	645.22	730.31	676.70	669.47
2017	614.75	679.05	649.05	614.75
October 2017	619.68	640.52	629.67	636.80
November 2017	629.21	645.32	634.17	645.32
December 2017	614.75	655.74	635.64	614.75
January 2018	599.33	614.75	605.60	603.25
February 2018	588.28	603.07	596.36	593.61
March 2018	595.93	609.58	603.89	603.39
Source: Bloomberg
(1) Historical pesos.
(2) Rates shown are the actual low and high, on a day-by-day basis for each period.
(3) For yearly data, the average of monthly average rates during the period reported, and for monthly data, the average of daily average rates during the period reported.
(4) Published on the first day after month (year) end.

The exchange rate on April 24, 2018, the latest practicable date, was CLP 600.58 per U.S. dollar.

B.   Capitalization and Indebtedness

Not applicable.

C.   Reasons for the Offer and Use of Proceeds

Not applicable.

D.   Risk Factors

RISKS RELATING TO CHILE

We are substantially dependent on economic conditions in Chile, which may adversely impact the results of our operations and financial condition.

We are predominantly engaged in business in Chile. The Chile Operating segment generated 61 % of our sales revenues in 2017, the International Business Operating segment (which includes Argentina, Paraguay and Uruguay) contributed 27%, and the Wine Operating segment, including domestic market and exports, accounted for 12% of sales revenues. Thus, our operating and financial performance is dependent, to a large extent, on the overall level of economic activity in Chile. The Chilean economy experienced an average annual growth rate (measured by GDP) of 3.0% between 2007 and 2017, and 1.5% in 2017. In the past, slower economic growth in Chile resulted in a decline in the growth rate of consumption of our products and consequently adversely affected our profitability. Chile’s economic growth rate has been affected in the past by the disruption in the global financial markets in 2009 and catastrophic events such as earthquakes in 2010 and 2015. Therefore, economic growth rates of past periods cannot be extrapolated to future performance.

Furthermore, Chile, as an emerging market economy, is more exposed to unfavorable conditions in the international markets, which could have a negative impact on the demand for our products as well as third parties with whom we conduct business. Any combination of lower consumer confidence, disrupted global capital markets and/or reduced international economic conditions could have a negative impact on the Chilean economy and, consequently, on our business. In addition, a global liquidity crisis or an increase in interest rates could limit our ability to obtain the cash necessary to meet our commitments and, therefore, increase our financial costs.

The Company has implemented efficiency plans and revenue management, cost and expense improvements through the “ExCCelencia CCU” program. CCU has also diversified its operations geographically in recent years. The Company’s conservative capital structure and high liquidity have contributed to its Level 1 classification by credit rating agencies Fitch Chile Clasificadores de Riesgo Limitada and International Credit Rating Compañía Clasificadora de Riesgo Limitada (“ICR”). The Company’s bonds are also rated AA+ by both rating agencies. However, securities ratings are subject to revision or withdrawal at any time, and there can be no guarantee that the Company’s foregoing initiatives will insulate it from the effects of any such downturns or negative conditions.

Currency fluctuations may affect our profitability

Because we purchase the majority of our supplies at prices set in U.S. dollars and export wine in U.S. dollars, Canadian dollars, euros and pounds, we are exposed to foreign exchange risks that may adversely affect our financial condition and the results of our operations. Any future changes in the value of the Chilean peso against said currencies would affect the revenues of our wine export business. The effect of the exchange rate variation on export revenues would partially offset the cost of raw materials expressed in Chilean peso terms.

The relative liquidity and volatility of Chilean securities markets may increase the price volatility of our American Depositary Shares (“ADSs”) and adversely impact a holder’s ability to sell any shares of our common stock withdrawn from our American Depositary Receipt (“ADR”) facility.

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. For example, the Santiago Stock Exchange, which is Chile’s principal stock exchange, had a market capitalization of approximately USD 294.3 billion as of December 31, 2017, while The New York Stock Exchange (“NYSE”) had a market capitalization of approximately USD 29.6 trillion and the NASDAQ National Market (“NASDAQ”) had a market capitalization of approximately USD 11.3 trillion as of the same date. In addition, the Chilean securities markets can be materially affected by developments in other emerging markets, particularly other countries in Latin America.

The lower liquidity and greater volatility of the Chilean markets relative to markets in the United States could increase the price volatility of the ADSs and may impair a holder’s ability to sell shares of our common stock withdrawn from the ADR facility in the Chilean market in the amount, at the price and at the time the holder wishes to do so. See “Item 9: The Offer and Listing”.

We are subject to different corporate disclosure requirements and accounting standards than U.S. companies.

Although the securities laws of Chile that govern open stock corporations and publicly listed companies such as us promote disclosure of all material corporate information to the public as a principal objective, Chilean disclosure requirements differ from those in the United States in certain important respects. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, the Chilean securities market is not as highly regulated and supervised as the U.S. securities market. We have been subject to the periodic reporting requirements of the Exchange Act since our initial public offering of ADSs in September 1992.

RISKS RELATING TO ARGENTINA

We are substantially dependent on economic conditions in Argentina, which may adversely impact our operating results and financial position.

In addition to our Chilean operations, we have significant assets in Argentina and we generate significant income from our operations in this country.

The financial position and results of our operations in Argentina are, to a considerable extent, dependent upon political and economic conditions prevailing in Argentina, as demand for drinkable products generally depends on the prevailing economic conditions in the local market. In the past, Argentina has suffered recessions, high levels of inflation, currency devaluations and significant economic decelerations in various periods of its history. During 2016, Argentina's GDP contracted by 2.3% and inflation was close to 40%. In 2017, GDP growth was 2.8% and inflation was close to 20%, showing a slight recovery in the economy; however, we cannot assure you that economic conditions in Argentina will continue to improve or that our business will not be materially affected if Argentine economic conditions were to deteriorate. While the Company has implemented efficiency plans and revenue management, cost and expense improvements through the ExCCelencia CCU program, we cannot guarantee that our business will not be materially affected if Argentine economic conditions were to deteriorate in the future.

Inflationary pressures in Argentina may negatively impact demand for our goods, profitability and future investments.

Argentina has faced and continues to face inflationary pressures. The increase in inflationary risk may erode macroeconomic growth and limit the availability of financing, causing a negative impact on our operations. In the past, during periods of high inflation, the Argentine government has regulated prices of consumer goods, including beverages, which has impacted our profitability. Even without government regulation, high inflation may impede our ability to pass on higher costs to customers, which would also negatively impact profitability. In the years 2015, 2016 and 2017 inflation in Argentina was approximately 27%, 40% and 20%, respectively.

IAS 29 requires that financial statements of any entity, whose functional currency is the currency of a hyperinflationary economy, whether based on the historical cost method or on the current cost method, be stated in terms of the measuring unit current at the end of the reporting period. Even though the standard does not establish an absolute rate at which hyperinflation is deemed to arise, it is common practice to consider there is hyperinflation where changes in price levels exceed 100% on a cumulative basis over the last three years, along with other several macroeconomic-related qualitative factors.

Despite the high inflation rates in Argentina in recent years, we do not consider that Argentina qualifies as a hyperinflationary economy for any of the three years included in our audited consolidated financial statements. Accordingly, we have not restated our audited consolidated financial statements. However, if inflation rates in Argentina escalate in the future, the Argentine peso may qualify as a currency of a hyperinflationary economy, in which case our audited consolidated financial statements and other financial information may need to be adjusted by applying a general price index and expressed in the measuring unit (i.e. the hyperinflationary currency) current at the end of each reporting period. We cannot determine at this time the impact this would have on our results of operations and financial condition.

The Argentine peso is subject to volatility which could adversely affect our results.

A depreciation of the Argentine peso may negatively affect our consolidated financial results. Our Argentine subsidiaries use the Argentine peso as their functional currency and their financial statements are translated to Chilean pesos for consolidation purposes, which may produce variations to the Company’s consolidated net income and shareholders’ equity, due to translation effects. The Argentine peso depreciated against the U.S. dollar by an average of 14%, 60%, and 12% and in 2015, 2016 and 2017, respectively, which resulted in a significant translation effect in our reported revenues and expenses.

Argentina’s legal regime and economy are susceptible to changes that could adversely affect our Argentine operations.

Measures taken by previous Argentine governments to address the country’s economic crises severely affected the stability of Argentina's financial system and have had a materially negative impact on the country’s economy. If Argentina were to experience a new fiscal and economic crisis, the Argentine government could implement economic and political measures that could adversely impact our business.

In January 2006, the Argentine government adopted different methods to directly and indirectly regulate the price increases of various consumer goods, including bottled beer, with the intention of reducing inflation. Additionally, the measures implemented by the previous Argentine government to control the country’s trade balance and exchange rate negatively impacted the free import of goods and the repatriation of profits. This situation has changed following the installation of the new government in December 2015. We cannot guarantee that the current, or future, Argentine government will not implement legal and economic measures that could adversely affect our operations in Argentina.

RISKS RELATING TO OUR BUSINESS

Possible changes in tax laws in the countries where we operate could affect our business and, in particular, changes in corporate and excise taxes could adversely affect our results and investments.

On October 1, 2014 the Chilean tax reform act (the “Tax Reform Act”) became effective, which implemented a series of changes to the tax rates and tax policies. The Tax Reform Act establishes that, as of 2017, Open Stock Corporations should calculate their taxes based on the “Partially Integrated System” without the possibility to opt for the alternative “Attributed Income Regime”. The "Partially Integrated System" provides for a gradual increase in the First Category Income tax rate, increasing from 20% to 21% for the 2014 business year, to 22.5% for the 2015 business year, to 24% for the 2016 business year, to 25.5% for the 2017 business year, and to 27% starting in the 2018 business year.

In Argentina, a tax reform bill was passed by Congress that, among other measures, gradually reduces the income tax rate for profits from 35% to 25% (30% for 2018 and 2019 and 25% from 2020 onwards), starting in 2018. In addition, dividends to be distributed will be subject to a withholding tax that will gradually increase from 0% to 13% (7% for 2018 and 2019 and 13% from 2020 onwards) applicable starting in 2018.

Since 2014, the excise tax in Chile has been 20.5% for beer and wine, 31.5% for spirits, 18% for non-alcoholic beverages with high sugar content (more than 15 grams per 240 ml) and 10% for other beverages with sugar.

The aforementioned tax reform bill in Argentina increases the excise tax levied on various beverages, including beer, from 8% to 14% of the manufacturer's sales price.

An increase in the rate or application of such taxes, or any other taxes, could adversely affect our sales, profitability and investments.

Fluctuations in the cost of our raw materials may adversely impact our profitability if we were unable to pass those costs on to our customers.

We purchase malt, rice and hops for beer, sugar for soft drinks, grapes for wine, pisco and cocktails, and packaging material from local producers or in the international market. The prices of those materials are subject to volatility caused by market conditions, and have experienced significant fluctuations over time reflecting global supply and demand for commodities as well as other factors, such as fluctuations in exchange rates, over which we have no control.

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

Since 2000, the regions in which we operate and the world have seen the consolidation of the beer market. Companhia de Bebidas das Américas (“AmBev”) and Interbrew were merged, creating InBev, which in turn merged with Anheuser Busch Companies, Inc. (“Anheuser-Busch”), creating Anheuser-Busch InBev (“AB Inbev”), the world leader in beer. AB Inbev controls Quilmes Industrial S.A. ("Quilmes") in Argentina and Cervecería Chile S.A. (“Cervecería Chile”) in Chile, direct competitors of CCU in those markets.

Additionally, in 2005, SABMiller plc merged with Grupo Empresarial Bavaria, a Colombian brewer with operations in Colombia, Peru, Ecuador and Panama, becoming the second largest brewer in the world, and later acquired Cervecería Argentina S.A. Isenbeck (“CASA Isenbeck”), the third largest brewer in Argentina, previously a subsidiary of Warsteiner Brauerei Hans Cramer GmbH & Co. (“Warsteiner”).

During 2015, SAB Miller plc accepted an offer from AB Inbev to merge its operations. The merger has been approved in the various countries where SAB Miller plc and AB Inbev currently operate. In Argentina, the merger is still pending approval by the Comisión Nacional de Defensa de la Competencia ("CNDC"), the antitrust authority in Argentina. This poses a major challenge to our business as this would be one of the largest global mergers in the history of beer and soft drinks, creating a powerful global player capable of producing and distributing more than 700 million hectoliters per year, with a presence in more than 65 countries. This might increase the pricing and/or investment competitiveness of our competitor, which could negatively affect our market share.

Competition in the Chilean beer market may erode our market share and lower our profitability.

Our largest competitor in the Chilean beer market by volume is Cervecería Chile, a subsidiary of AB Inbev. In the past, Cervecería Chile has implemented aggressive commercial practices. Additionally, Cervecería Chile is in the process of expanding its production capacity in Chile. If Cervecería Chile continues its aggressive commercial practices in the future and completes its expansion plans, we cannot assure you that this or other competitive activities will not have a material adverse effect on our profitability or market share.

Quilmes dominates the beer market in Argentina and we may not be able to maintain our current market share.

In Argentina we face competition from Quilmes and CASA Isenbeck, which as a result of the merger between AB Inbev and SAB Miller plc, become one player in the Argentine beer market. The merger is still pending approval by the CNDC. As a result of its dominant position in Argentina, Quilmes’ large size enables it to benefit from economies of scale in both production and distribution. Therefore, we cannot guarantee that we will be able to maintain or grow our current market share in the Argentine beer market.

On September 6, 2017, CCU and Compañía Cervecerías Unidas Argentina S.A. agreed with Anheuser-Busch InBev S.A./N.V. on an offer letter for a trademark exchange, terminating in advance the Budweiser trademark license agreement entered into by Compañía Cervecerías Unidas Argentina S.A. and Anheuser-Busch, Incorporated (currently Anheuser-Busch LLC, a subsidiary of ABI), dated March 26, 2008, in exchange for a portfolio of brands representing similar volumes, plus different payments of up to USD 400 million before tax, over a three-year period. This transaction was subject to the prior approval of the CNDC and the Secretaria de Comercio del Ministerio de Producción de la Argentina ("SECOM"), the Argentine Competition Law Enforcement Authority. On March 14, 2018, SECOM, based on the CNDC's favorable opinion, approved the transaction, pending review and approval by the CNDC of the terms and conditions of the definitive contracts in respect thereof.

Changes in the labor market in the countries in which we operate may affect margins in our business.

In August 2016 the Chilean government approved labor reform Law N° 20,940, which went into effect in April 2017. The result of the new law is a more regulated labor market. In Argentina, the high levels of inflation and union pressure could affect our salary expenses.

The foregoing, as well as the implementation of new labor-friendly laws, could have an adverse effect on our expenses and negatively affect our margins.

We depend upon the renewal of certain license agreements to maintain our current operations.

Most of our license agreements include certain conditions that must be met during their term, as well as provisions for their renewal at their expiry date. We cannot guarantee that such conditions will be fulfilled, and therefore that the agreements will remain in place until their expiration or that they will be renewed, or that any of these contracts will not undergo early termination. While approximately two-thirds of our physical sales are private label products, termination of, or failure to renew our existing license agreements, could have an adverse impact on our operations.

Consolidation in the supermarket industry may affect our operations.

The Chilean supermarket industry has gone through a consolidation process, which has increased the purchasing power of a few supermarket chains. As a result, we may not be able to negotiate favorable prices, which could negatively affect our sales and profitability.

Additionally, and despite having insurance coverage, this supermarket chain consolidation has the effect of increasing our exposure to counterparty credit risk, given the fact that we have more exposure in the event one of these large customers fails to fulfill its payment obligations to us for any reason.

Dependence on a single supplier for some important raw materials.

In the case of aluminum cans, both in Chile and Argentina, we purchase from a single supplier, Ball, which has production plants in both countries, although, if necessary, we could import aluminum cans from other plants from the same supplier or from alternative suppliers in the region. In Argentina, we purchase malt from a single supplier, Cargill. In the past, we have not experienced significant malt supply interruptions in Argentina. However, we cannot guarantee that we will not encounter a malt supply disruption in the future, nor can we guarantee that we will have the ability to obtain replacement supplies at favorable pricing or advantageous terms, which may adversely affect our future results.

Water supply is essential to the development of our businesses.

Water is an essential component for the production of our beverage products and the irrigation of our fields. While we have adopted policies for the responsible and sustainable use of water, a failure in our water supply or contamination of our wells could negatively affect our sales and profitability.

The Chilean Congress is currently discussing a bill that provides, among others, for a new regime of temporary water rights, which will apply to future water rights that are granted. The bill would also introduce a system of revocation of water rights, for those not in use. This bill could undergo modifications during its discussion in the Chilean Congress. The effects of any such regulations cannot be ascertained at this time, but may result in the Company losing certain water rights, which could adversely affect our future results.

The supply, production and logistics chain is key to the timely supply of our products to consumer centers.

Our supply, production and logistics chain is crucial for the delivery of our products to consumer centers. An interruption or a significant failure in this chain may negatively affect our results, if the failure is not quickly resolved. An interruption in the chain could be caused by various factors, such as strikes, utility shutdowns such as customs and ports, planning errors of our suppliers, riots, complaints by communities, safety failures, or other factors which are beyond our control.

If we are unable to protect our information systems against data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

We are increasingly dependent on information technology networks and systems, including the Internet, to process, transmit and store electronic information. In particular, we depend on our information technology infrastructure, including data centers, for sales, production, planning and logistics, marketing activities and electronic communications within the Company and with our clients, suppliers and our subsidiaries. Security breaches of this infrastructure can create system disruptions, shutdowns or unauthorized disclosure of confidential information. If we are unable to prevent such breaches, our operations could be disrupted, or we may suffer financial damage or loss because of lost or misappropriated information. The Company has a main supplier (Entel) and a contingency supplier (Sonda) for its critical systems, in addition to using high availability systems with component redundancy, but we cannot assure you that these measures will be sufficient to guard against all threats to our network security.

Possible regulations for labeling materials and promotion of alcoholic beverages and other food products in the countries in which we operate could adversely affect us.

Law N° 20,606 of 2012 and Law N° 20,869 of 2015, relating to the Nutritional Composition of Foods and their Advertising and the complementary regulations, in force since June 2016, establish certain restrictions on the advertising, labelling and marketing of foods classified as "high" in certain defined critical nutrients, whose limits are reduced in a second stage, in June 2018, and which affect a part of our portfolio of non-alcoholic beverages. We cannot assure you that this regulation will not have an impact on our sales volumes and, therefore, on our results.

A bill that modifies Law N° 18,455, which sets standards for the production, elaboration and commercialization of ethyl alcohol, alcoholic beverages and vinegar, is currently in the legislature. The bill aims to establish restrictions on promotion material, labeling and commercialization of alcoholic beverages, including warnings about the consumption of alcohol on labeling and promotional materials, restrictions on the time of day of promotions and the prohibition of promotions during sports and cultural events, among others. A regulatory change of this nature would affect our alcoholic beverages portfolio and certain marketing activities.

If further legislation or other regulations that restrict the sale of alcoholic or non-alcoholic beverages is passed, it could affect the consumption of our products and, as a consequence, adversely impact our business.

New applicable environmental regulations could affect our business.

CCU’s operations are subject to local, national and international environmental norms and regulations. These regulations cover, among other things, emissions, noise, disposal of solid and liquid wastes, and other activities inherent to our industry. On this topic, on June 1, 2016 Law N° 20,920 was enacted and established a framework for waste management and extended producer responsibility, and stimulation of recycling (“REP Law”), with the objective of lowering the generation of waste of priority products as determined by the bill and fostering recycling of the waste. On November 30, 2017, the Regulations on Procedures of the REP Law were published. It is expected that during 2018 regulations will be issued that will establish collection, valorization and other associated obligations for priority products, which we expect will be enforced during 2019 (See Item 4: Information on the Company – E. Environmental Matters).

Although none of the above environmental regulations, as they currently stand, represent a meaningful risk to the Company's operations, possible future regulations could have a significant effect on our business.

Catastrophic events in the regions in which we operate could have a significant adverse effect on our financial condition.

Natural disasters, climate change impact, terrorism, pandemics, strikes or other catastrophic events could impair our ability to manufacture, distribute or sell our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to manage such events effectively if they occur, could adversely affect our sales volume, cost and supply of raw materials, earnings and could have a significant effect on our business, operational results, and financial position.

In 2016 and 2017, Chile was affected by several natural disasters, including large floods, mudslides and forest fires. These events did not have a significant effect on our operations, although a future catastrophic event could have a significant effect on our business, results of operations and financial condition.

If we are unable to maintain the image and quality of our products and a good relationship with our clients and consumers, our financial results may suffer.

The image and quality of our products is essential for the success and development of the Company. Problems with product quality could tarnish the reputation of our products and may adversely affect our sales revenues. The Company must also ensure that our sales force provides good customer service and adapts to fulfill the needs and preferences of our consumers.

If we are unable to maintain a good relationship with our clients and consumers, our financial results may suffer.

RISKS RELATING TO OUR ADSs

We are controlled by one majority shareholder, whose interests may differ from those of holders of our ADSs, and this shareholder may take actions that adversely affect the value of a holder’s ADSs or common stock.

As of March 31, 2018, Inversiones y Rentas S.A. (“IRSA”) a Chilean close corporation, directly and indirectly owned 60.0% of our shares of common stock. Accordingly, IRSA has the power to control the election of most members of our board of directors and its interests may differ from those of the holders of our ADSs. IRSA also has significant influence in determining the outcome of any corporate transaction submitted to our shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and going-private transactions. In addition, actions by IRSA with respect to the disposal of the shares of common stock that it owns, or the perception that such actions may occur, may adversely affect the trading prices of our ADSs or common stock.

Chilean economic policies, currency fluctuations, exchange controls and currency devaluations may adversely affect the price of our ADSs.

The Chilean government’s economic policies and any future changes in the value of the Chilean peso relative to the U.S. dollar could adversely affect the dollar value and the return on any investment in our ADSs. The Chilean peso has been subject to large nominal devaluations and appreciations in the past and may be subject to significant fluctuations in the future. For example, in the period from December 31, 2015 to December 31, 2016, the Chilean peso relative to the U.S. dollar depreciated by an average of 3.5% in nominal terms, whereas in the period from December 31, 2016 to December 31, 2017, the Chilean peso relative to the U.S. dollar appreciated by an average of 4.1% in nominal terms. See “Item 3: Key Information – A. Selected Financial Data – Exchange Rates”.

While our ADSs trade in U.S. dollars, Chilean trading in the shares of our common stock underlying our ADSs is conducted in Chilean pesos. Cash distributions to be received by the depositary for the shares of our common stock underlying our ADSs will be denominated in Chilean pesos. The depositary will translate any Chilean pesos received by it to U.S. dollars at the then-prevailing exchange rate with the purpose of making dividend and other distribution payments on the ADSs. If the value of the Chilean peso declines relative to the U.S. dollar, the value of our ADSs and any distributions to holders of our ADSs received from the depositary may be adversely affected. See “Item 8: Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy and Dividends”.

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

Equity investments in Chile by persons who are not Chilean residents have historically been subject to various exchange control regulations that restrict repatriation of investments and earnings therefrom. In April 2001, the Central Bank eliminated most of the regulations that affected foreign investors, although foreign investors still have to provide the Central Bank with information related to equity investments and must conduct such operations within the formal exchange market. Additional Chilean restrictions applicable to holders of our ADSs, the disposition of the shares underlying them, the repatriation of the proceeds from such disposition or the payment of dividends may be imposed in the future, and we cannot advise you as to the duration or impact of such restrictions if imposed. See also “Item 10: Additional Information – D. Exchange Controls”.

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

ITEM 4: Information on the Company

A.   History and Development of the Company

Our current legal and commercial name is Compañía Cervecerías Unidas S.A. We are a public corporation (sociedad anónima abierta) organized by means of a public deed dated January 8, 1902, following the merger of two existing breweries, one of which traces its origins back to 1850, when Mr. Joaquín Plagemann founded one of the first breweries in Chile (in Valparaíso). By 1916, we owned and operated the largest brewing facilities in Chile. Our operations have also included the production and commercialization of soft drinks since the beginning of the last century, the bottling and selling of mineral water products since 1960, the production and commercialization of wine since 1994, the production and commercialization of beer in Argentina since 1995, the production and commercialization of pisco since 2003, the production and commercialization of sweet snacks products since 2004 and the production and commercialization of rum since 2007.

We are subject to a full range of governmental regulation and supervision generally applicable to companies engaged in business in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. These regulations include labor laws, social security laws, public health, consumer protection and environmental laws, securities laws, and antitrust laws. In addition, regulations exist to ensure health and safety conditions in facilities for the production and distribution of beverages and sweet snacks products.

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

In 1986, IRSA, our current controlling shareholder, acquired its controlling interest in us through purchases of common stock at an auction conducted by a receiver who had assumed control of us following the economic crisis in Chile in the early 80’s, which resulted in our inability to meet our obligations to our creditors. IRSA, at that time, was a joint venture between Quiñenco S.A. (“Quiñenco”) and the Schörghuber Group from Germany, through its wholly owned subsidiary Finance Holding International B.V. (“FHI”) of the Netherlands.

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

Prior to November 1994, we independently produced, bottled and distributed carbonated and non-carbonated soft drinks in Chile. In November 1994, we merged our soft drink and mineral water businesses with the one owned by Buenos Aires Embotelladora S.A. (“BAESA”) in Chile (PepsiCo’s bottler in Chile at that time) creating Embotelladoras Chilenas Unidas S.A. (“ECUSA”) for the production, bottling, distribution and commercialization of soft drink and mineral water products in Chile. Through ECUSA, we began producing PepsiCo brands under license. We have had control of ECUSA since January 1998, when the shareholders agreement was amended. On November 29, 1999 we purchased 45% of ECUSA’s shares owned by BAESA for approximately CLP 54,118 million. We currently own 99.98% of ECUSA’s shares. In January 2001, ECUSA and Schweppes Holdings Ltd. signed an agreement to continue bottling Crush and Canada Dry brands. See “– Production and Marketing – Chile Operating segment”.

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

In December 1995, we entered into a joint venture agreement pursuant to which Anheuser-Busch acquired a 4.4% interest in Compañía Cervecerías Unidas Argentina S.A. (“CCU Argentina”). The agreement involved two different contracts: an investment and a licensing contract. Through CCU Argentina, we began our expansion into Argentina by acquiring an interest in two Argentine breweries: 62.7% of the outstanding shares of Compañía Industrial Cervecera S.A. (“CICSA”), were acquired during January and February 1995 and 98.8% of the outstanding shares of Cervecería Santa Fe S.A. (“CSF”), were acquired in September 1995. In 1997, CCU Argentina increased its interest in CICSA to 97.2% and in CSF to 99.9% through the purchase of non-controlling interests. In January 1998, we decided to merge these two breweries into one company operating under the name of CICSA. Following the merger, CCU Argentina’s interest in CICSA was 99.2%. In April 1998, CCU Argentina completed the purchase of the brands and assets of Cervecería Córdoba S.A. for USD 8 million. After the resolution of certain labor issues, we began the production of the Córdoba brand at our Santa Fe plant from the middle of 1998.

After a capital increase approved by our shareholders in October 1996, we raised approximately USD 196 million between December 1996 and April 1999. Part of this capital expansion was accomplished between December 1996 and January 1997 through our second ADR offering in the international markets.

In November 2000 we acquired a 50% stake in Cervecería Austral S.A. (“Cervecería Austral”), located in the city of Punta Arenas, in Chile.

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

In May 2002, we acquired a 50% stake in Compañía Cervecera Kunstmann S.A., currently Cervecería Kunstmann S.A. (“CCK”), a brewery located in the southern city of Valdivia, in Chile. In June 2003, our beer division began selling Kunstmann nationwide. In November 2006, we acquired additional shares of CCK that allowed us to consolidate this subsidiary into our financial statements as of that month.

In February 2003, we began the sale of a new product for our beverage portfolio, pisco, under the brand Ruta Norte. Pisco is a grape spirit very popular in Chile that is produced in the northern part of the country. Our pisco, at that time, was only produced in the Elqui Valley in the Coquimbo Region and was sold throughout the country by our beer division sales force. In March 2005, we entered into an association with the second-largest pisco producer at that time, Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. (“Control”). This new joint venture was named Compañía Pisquera de Chile S.A. (“CPCh”), to which the companies contributed principally with assets, commercial brands and – in the case of Control – also some financial liabilities. Currently we own 80% of CPCh and Control owns the remaining 20%.

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

In January 2004, we entered the sweet snacks business by means of a joint venture between CCU Inversiones S.A. and Industria Nacional de Alimentos S.A., a subsidiary of Quiñenco, with a 50% interest each in Calaf S.A., which was renamed Foods Compañía de Alimentos CCU S.A. (“Foods”), a corporation that acquired the trademarks, assets and know-how, among other things, of Calaf S.A.I.C. and Francisca Calaf S.A., traditional Chilean candy makers, renowned for more than a century. In 2007 we acquired the brand Natur, adding a new line of products to our ready-to-eat portfolio. In August 2008, Foods bought 50% of Alimentos Nutrabien S.A., a company that specializes in brownies and other high-quality baked goods under the brand Nutrabien.

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

In December 2006, we signed a joint venture agreement with Watt’s S.A. (“Watt’s”), a local food related company, under which, as of January 30, 2007, we participate in equal parts in Promarca S.A. (“Promarca”). This new company owns, among others, the brands “Watt’s”, “Watt’s Ice Frut”, “Yogu Yogu” and “Shake a Shake” in Chile. Promarca granted both of its shareholders (New Ecusa S.A., a subsidiary of ECUSA, and Watt’s Dos S.A., a subsidiary of Watt’s S.A.), for an indefinite period, the exclusive licenses for the production and sale of the different product categories.

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

In May 2007, CPCh entered the rum market with our proprietary brand Sierra Morena and later, in 2008, added new rum brand extensions and introduced various pisco based cocktails. In June 2010 CPCh purchased Fehrenberg, a small, but well-recognized spirits brand produced in Chile. In July 2011 CPCh began the distribution of Pernod Ricard products (Chivas Regal, Ballantine’s, Havana Club, Absolut, among others). Furthermore, in 2011, CPCh signed a licence agreement for the commercialization and distribution in Chile of the pisco brand Bauzá. In addition, CPCh acquired 49% of the licensor company Compañía Pisquera Bauzá S.A. (“Bauza”), the owner of the brand in Chile. In January 2016, CPCh sold its interest in Bauzá to Agroproductos Bauzá S.A.

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

In 2008, the licensing contract, that grants CCU Argentina the exclusive right to produce, package, commercialize and distribute Budweiser beer in Argentina, was extended until 2025. After subsequent capital increases, the last one in June 2008, Anheuser-Busch reduced its interest in CCU Argentina to 4.04% and we increased our participation to 95.96%. In April 2008, we bought the Argentine brewer Inversora Cervecera S.A. (“ICSA”) after receiving the approval of the Argentine antitrust authorities. CICSA paid an aggregate amount of USD 88 million to acquire ICSA. ICSA owns, among other assets, the Bieckert, Palermo and Imperial beer brands, which together represented approximately 5.8% of the Argentine beer market, and a brewery in Luján, Buenos Aires, with a nominal production capacity of 270 million liters per year.

On November 2008, CCU and its affiliate VSP entered into a Merger Agreement with Compañía Chilena de Fósforos S.A. and its subsidiaries Terciados y Elaboración de Maderas S.A. and Viña Tarapacá S.A. (“VT”), in order to merge VT into VSP. Under the terms of the Merger Agreement, and prior to its execution, CCU had to acquire 25% of VT’s equity. On December 3, 2008, the extraordinary shareholders’ meetings of VSP and VT approved the merger of both companies. Once all the legal requirements were fulfilled, the merger by absorption of VT by VSP was completed on December 9, 2008, with an effective date for accounting purposes of October 1, 2008. The surviving company was named Viña San Pedro Tarapacá S.A. (“VSPT”), which began consolidating its financial statements with ours on October 1, 2008, with operations commencing on December 9, 2008. VSPT’s capital was increased, as a consequence of the merger, by issuing 15,987,878,653 shares to be exchanged for the total number of shares issued by VT at a ratio of 1,480.30828 new VSPT shares per each share of the absorbed company.

In December 2010, our subsidiary Inversiones Invex CCU Ltda., acquired a 4.04% equity stake in CCU Argentina from Anheuser-Busch Investment, S.L. After the acquisition, CCU, through its subsidiary Inversiones Invex CCU Ltda., became the sole equity holder of CCU Argentina. This transaction had no effect on the Budweiser brand production and distribution contract, which was set to expire in 2025 (prior to the 2017 offer letter signed between ABI and CCU Argentina described below). The license for the distribution of the brand in Chile expired in 2015. Currently, CCU’s subsidiaries Inversiones Invex CCU Ltda. and Inversiones Invex CCU Dos Ltda. own 80.649% and 19.351%, respectively, of CCU Argentina’s share capital. CCU Argentina owns 66.68% of CICSA’s share capital, Inversiones Invex CCU Dos Ltda owns the remaining 33.32%.

In December 2010, CICSA acquired equity interests in Saénz Briones y Cía. S.A.I.C. and Sidra La Victoria S.A. Through this transaction, CICSA became the controlling shareholder of these companies. These companies own the assets used in the production, packaging and marketing of cider and other spirits businesses in Argentina, which are marketed through several brands, the most important cider and spirits brands are Real, La Victoria, Saénz Briones 1888 and in spirits, El Abuelo. In 2015 Sidra La Victoria S.A. merged with and into Saénz Briones y Cía S.A.I.C.

In August 2011, the board of directors of VSPT agreed to spin-off Viña Valles de Chile S.A. (“VDC”), a corporation owned, in equal parts, by VSPT and Sociedad Agrícola y Ganadero Río Negro Limitada (“ARN”). VDC had two major vineyards: Viña Tabalí and Viña Leyda. According to such agreement, VSPT would remain the sole owner of Viña Leyda (whose net assets would remain within VDC) and ARN would remain the sole owner of Viña Tabalí (whose net assets would be assigned to the spun off company). This transaction concluded on December 29, 2011, through a stock swap contract, whereby VDC became a subsidiary of VSPT, that is, directly and indirectly, 100% owned by VSPT.

In September 2012, CCU acquired 100% of the shares of the Uruguayan companies Milotur S.A. (“Milotur”), Marzurel S.A. (“Marzurel”) and Coralina S.A. (“Coralina”) and, indirectly, of Andrimar S.A. (“Andrimar”), a wholly-owned subsidiary of Milotur. These companies own the assets of a business developed in Uruguay that engages in the production and commercialization of mineral and flavored bottled water under the Nativa brand, and carbonated soft drinks under the Nix brand. Milotur also commercializes Schneider and Heineken beer brands, the latter due to an amendment to the trademark license agreement in force with Heineken Brouwerijen B.V.

In December 2012, Aguas CCU completed an acquisition of 51.01% of the company Manantial S.A. (“Manantial”), a Home and Office Delivery (“HOD”) business of purified water in bottles with the use of dispensers. The partnership enabled Aguas CCU to participate in a new business category. The shareholders agreement of Manantial included a call option to purchase the remaining shares.

On June 18, 2013, the extraordinary shareholders’ meeting approved the issuance of 51,000,000 of common shares which were registered in the “Superintendencia de Valores y Seguros” (“SVS”), currently “Comisión para el Mercado Financiero” (“CMF”)1, under N° 980 on July 23, 2013. On November 8, 2013 CCU successfully concluded this capital increase, the total number of shares issued pursuant to the capital increase having been subscribed and paid, raising a total amount of CLP 331,718,929,410. This capital increase was made in order to continue our expansion plan, which includes organic and inorganic growth in Chile and the surrounding region. Part of this capital increase was offered in the international markets, representing our third ADR offering.

In December 2013, CCU acquired 50.005% of Bebidas del Paraguay S.A. (“Bebidas del Paraguay”), and 49.959% of Distribuidora del Paraguay S.A. (“Distribuidora del Paraguay”), entering the Paraguayan market with the production, marketing and sale of non-alcoholic beverages, such as soft drinks, juices and water, and the marketing and sale of beer, under various brands, both proprietary and under licensees and imported.

Furthermore, in 2013, CCU, through its subsidiary CCU Inversiones S.A., increased its stake in VSPT to 64.72% by acquiring additional outstanding shares of VSPT. VSPT is formed by the wineries San Pedro, Tarapacá, Santa Helena, Viña Leyda, Misiones de Rengo, Viña Mar, Casa Rivas, Finca La Celia, and Bodega Tamarí. These are all important and renowned cellars in Chile and Argentina, each with its own distinctive brands. Since the merger, VSPT has become the second-largest Chilean wine exporter and one of the leaders in the domestic market. In June 2013, the merger of Viña Misiones de Rengo S.A. and Viña Urmeneta S.A. was completed, with Viña Valles de Chile S.A., as the legal successor. In May 2014 Vitivinícola del Maipo S.A. merged into Viñas Orgánicas SPT S.A., the latter being the legal successor. Additionally, in April 2015 Viña Santa Helena S.A. merged into Viña San Pedro Tarapacá S.A., pursuant to the Chilean Corporations Act, due to the fact that Viña San Pedro Tarapacá S.A. became the sole shareholder of the company for more than 10 days.

1 Pursuant to Law N° 21,000, as of January 15, 2018, the SVS was replaced by the CMF (Comisión para el Mercado Financiero or Financial Market Commission). Therefore, any reference to the SVS must also be understood as including its successor entity, the CMF, as of such date.

In May 2014, CCU entered the Bolivian market through a partnership with Grupo Monasterio, acquiring 34% of Bebidas Bolivianas BBO S.A. (“BBO”). BBO produces and commercializes alcoholic and non-alcoholic beverages in Bolivia. CCU's initial stake in BBO is 34%, which was obtained by a capital injection, and which contemplates the right of CCU to acquire additional interests that would enable it to own 51% of the shares of BBO in a second stage. This transaction also includes contracts that allows BBO to operate CCU’s brands in Bolivia. The Company has recorded this investment under joint ventures and associated companies.

As of June 6, 2014, CICSA reached agreements with Cervecería Modelo S.A. de CV. and Anheuser-Busch LLC, for the termination of the contract, which allowed CICSA to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina, and the license for the production and distribution of Budweiser beer in Uruguay. CICSA received compensation in respect of these agreements in the amount of ARS 277.2 million, equivalent to USD 34.2 million.

In November 2014, CCU, directly and through its subsidiary CCU Inversiones II Ltda., signed a series of contracts and agreements with the Colombian entity Postobón S.A. (“Postobón”), by which we agreed to initiate a joint venture for the manufacturing, commercialization and distribution of beer and malt based non-alcoholic beverages in Colombia. The joint venture was established through a company named Central Cervecera de Colombia S.A.S. (“CCC”), in which CCU and Postobón participate in equal parts. This transaction included the following contracts and agreements: an investment framework agreement, a shareholders agreement, a long-term logistics and distribution contract and a sales contract governing services to be provided by Postobón to CCC, a trademark license agreements granted to CCC by CCU and Postobón, a shared services agreement governing services to be provided by Postobón to CCC, and an exclusive license granted by Heineken to CCC for the import, production and distribution of Heineken products in Colombia. As of September 2015, CCC also has an exclusive contract to import, produce and distribute Coors Light in Colombia.

In November 2015, ECUSA entered into a joint operation agreement with Empresas Carozzi S.A. (“Carozzi”) for the production, commercialization, and distribution of instant powder drinks under the brands Sprim, Fructus, Vivo and Caricia. This joint operation is carried out by Bebidas Carozzi CCU SpA (“Bebidas Carozzi CCU”), of which ECUSA acquired 50% of the share capital. Carozzi is in charge of the production of the respective products, and ECUSA of its distribution.

In 2015 we sold the brands Calaf and Natur to Carozzi, leaving Foods only with its 50% stake in Alimentos Nutrabien S.A. During 2016, Foods acquired the remaining 50% stake of Alimentos Nutrabien S.A.

On January 29, 2016, Aguas CCU and ECUSA exercised the call option, acquiring 48.07% and 0.92% of the shares of Manantial respectively. As a consequence, CCU is currently the indirect owner of 100% of the shares of Manantial, remaining as the only direct shareholders of Manantial: (i) Aguas CCU with 99.08% of the capital stock, and (ii) ECUSA with 0.92% of the capital stock.

In February 2016 CCU and Watt’s, among others, entered into an “International Association Agreement” in order to expand the brand Watt’s to certain South American countries, through Promarca Internacional SpA, currently a wholly owned subsidiary of Promarca S.A.

In March 2016, we acquired 51% of Sajonia Brewing Company SRL (formerly Artisan SRL) which produces and commercializes Sajonia craft beer in Paraguay.

In 2016, CCC acquired the brand and assets related to the craft beer brand “3 Cordilleras” of Artesana Beer Company S.A. CCC is reported under Joint Ventures and Associated Companies.

In 2017, we began producing and commercializing Miller Genuine Draft (“MGD”) beer throughout Argentina, complementing our beer portfolio therein.

As of April 2017, CCC also has a license agreement to commercialize and distribute the Miller Lite and Miller Genuine Draft brands in Colombia.

In June 2017, CPCh incorporated to its portfolio the Peruvian pisco brand BarSol, through the acquisition of 40% of Americas Distilling Investments LLC (“ADI”) which is based in the United States, but is the owner of the brand and productive assets in Peru.

On August 16, 2017, CCU, through its subsidiary CCU Inversiones ll Ltda., acquired 50% of Zona Franca Central Cervecera S.A.S. (“ZF CC”), a company incorporated in Colombia in which CCU and Grupo Postobón are the sole shareholders in equal parts. The price of the transaction amounted to USD 10.2 million, equivalent to CLP 6.4 billion. ZF CC will  act exclusively as an industrial user of one or more free-trade zones, providing toll manufacturing services to CCC, which will produce, market and distribute beer and malt beverages.

On September 6, 2017, CCU and CCU Argentina signed an offer letter with Anheuser-Busch InBev S.A./N.V. ("ABI" and, together with CCU Argentina, the "Parties"), under which the early termination of the "Budweiser" license agreement in Argentina was agreed to in exchange for the transfer to CCU Argentina of (i) the ownership of the Isenbeck and Diosa brands and certain assets related to said brands (not including the production plant owned by Cervecería Argentina S.A. Isenbeck, nor the contracts with its employees and / or distributors, nor the transfer of any liabilities of said entity); (ii) the ownership of the following registered trademarks in Argentina: Norte, Iguana and Baltica; and (iii) the obligation of ABI to use its reasonable best efforts to cause the license of the Warsteiner and Grolsch brands in the Argentine territory to be granted to CCU Argentina. The other terms and conditions of the transaction are detailed in the Essential Event released by the Company. As a result of the transaction, payments will be generated from ABI to CCU Argentina for up to USD400 million, before tax, within a period of up to three years. This transaction was subject to the prior approval of the Comisión Nacional de Defensa de la Competencia ("CNDC") and SECOM, the Argentine Competition Enforcement Authority. On March 14, 2018, SECOM, based on the CNDC's favorable opinion, approved the transaction, pending review and approval by the CNDC of the terms and conditions of the definitive contracts in respect thereof.

In December 2017, CCU, through its subsidiary CCU Inversiones S.A., increased its stake in VSPT by acquiring additional outstanding shares of VSPT through a tender offer, which concluded at the end of January 2018, and allowed us to increase our total stake from 67.22% to 83.01%.

Capital Expenditures

The cash flows related to capital expenditure figures for the last three years shown below reconcile to the Cash Flow statement as shown in the Consolidated Statements of Cash Flows.

Our cash flows related to capital expenditures for the last three years were CLP 131,731 million, CLP 128,883 million and CLP 125,765 million, respectively, totaling CLP 386,379 million of which CLP 286,602 million was invested in Chile and CLP 99,777 million outside Chile.

In recent years, cash flows related to our capital expenditures were made primarily for the expansion of our production and bottling operations, improving the distribution chain, additional returnable bottles and boxes, increasing marketing assets (mainly refrigerators), environmental improvements and the integration of new operations, among others.

During 2015, 79% of cash flows related to our capital expenditure was in Chile. These investments were required to support increased sales volume, with investments related to increasing bottling capacity, new packaging, and marketing assets. We also needed to invest in building new warehouses and distribution centers throughout Chile in order to optimize the distribution of our products.

During 2016, 69% of cash flows related to our capital expenditure was in Chile. These investments were required to support increased sales volume, with investments related to increasing bottling capacity, new lines, replacement of obsolete lines and marketing assets. We also invested in distribution centers throughout Chile in order to optimize the distribution of our products and new categories.

During 2017, 74% of cash flows related to our capital expenditures originated in Chile. These investments were necessary to improve our capacity and operational efficiencies as well as the quality of our production processes, logistics and distribution, including the initiation of the process of changing pallets from wood to plastic and the start of construction of a new distribution center in Santiago. We also invested in our businesses in Argentina with capacity increases to support increased sales volume.

The cash flow related to our major capital expenditures for the period 2015 - 2017 are shown in the following table. See “Item 5: Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Expenditures” for the 2018 - 2021 period.

CLP Million	2015	2016	2017
Chile	103,859	89,290	93,452
Abroad	27,872	39,593	32,313
Total	131,731	128,883	125,765

B.   Business Overview

Summary

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer industry and in Peru, in the pisco industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., Anheuser-Busch Incorporated2, PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s) and Coors Brewing Company.

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

CCU has launched its Strategic Plan 2016 - 2018, which is based on two pillars: Growth and Efficiencies, with a focus on our core categories beer and non-alcoholic beverages. We aim to grow profitably in all our categories and businesses, and at the same time we will seek efficiencies with determination, by executing our “ExCCelencia CCU” Program. As part of the “ExCCelencia CCU” program, during 2016 we implemented the integration of the route-to-market of the beer and non-alcoholic category in Chile throughout the country. Simultaneously, the Company incorporated into the Chile Operating segment the business activities performed by the Strategic Service Units (“SSU”), which include Transportes CCU Limitada (“Transportes CCU”), Comercial CCU S.A. (“Comercial CCU”), CRECCU S.A. and Fábrica de Envases de Plásticos S.A. (“Plasco”). This change enables us to capture additional efficiencies and improve the service level of our logistics operation.

2 See “Item 4: Information on the Company – A. History and Development of the Company”.

Overview

Chile Operating segment

We estimate that our weighted volume market share3 for the Chile Operating segment was approximately 41.6%, 42.3% and 42.7% in 2015, 2016 and 2017, respectively. Weighted volume market share includes all categories in which CCU participates in the Chilean domestic market, excluding wines and HOD, according to Nielsen figures.

We produce and sell alcoholic and non-alcoholic beverages in Chile. In the beer category, we carry a wide portfolio of products which includes premium, mainstream and convenience brands, which are primarily marketed under different proprietary brands and licensed brands. We are the exclusive producer and distributor of Heineken, Sol and Coors beer in Chile; the exclusive distributor of imported Tecate beer and Blue Moon beer and we produce and distribute Kunstmann and Austral beer in Chile via distribution or license agreements.

Our non-alcoholic beverages in Chile include carbonated soft drinks (both cola and non-cola), nectars and juices, sports and energy drinks, ice tea; and water, which includes mineral, purified and flavored bottled water. These include both our proprietary brands and brands produced under license, from PepsiCo (carbonated and non-carbonated soft drinks), Schweppes Holdings (carbonated soft drinks) and Promarca (nectars and fruit beverages). In the energy drinks business, we are the exclusive distributor of Red Bull energy drinks in Chile. We also produce and distribute purified waters under license from Societé des Produits Nestlé S.A. and others, and distribute the imported brand Perrier. We also participate in the ready-to-mix category with instant powder drinks in a joint operation with Carozzi.

We also produce and distribute pisco, rum and spirits in Chile. In addition, we distribute Pernod Ricard products in non-supermarket retail stores.

Wholesale and retail prices of all the previously mentioned categories are not regulated in Chile. Wholesale prices are subject to negotiation between the producer and the purchaser; while retailers determine retail prices to the final consumer. We believe that the key factors determining retailers’ prices include: national and/or local price promotions offered by the manufacturer, the nature of product consumption (on-premises or off-premise), the type of packaging (returnable or non-returnable), the applicable tax structure and the desired profit margins considering all related costs and expenditures such as marketing, sales, distribution, and administrative expenses (MSD&A) and production.

During 2016 we implemented the integration of the route-to-market of the beer and non-alcoholic category in Chile throughout the country, and at the same time, the Company incorporated into the Chile Operating segment the business activities performed by the SSU, which include Transportes CCU, Comercial CCU, CRECCU S.A. and Plasco.

Comercial CCU is responsible for the sale of all of the Company’s products through a single sales force in those areas where this synergic sales model is more efficient. Additionally, product distribution is handled by our subsidiary Transportes CCU. Comercial Patagona Limitada (“Comercial Patagona”) handles our sales and distribution in the Magallanes Region.

In Argentina, Uruguay and Paraguay we use our own sales force, as well as third party distributors.

3 The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date.

Plasco, a subsidiary of CCU, produces nearly all of the injected preforms we use to produce plastic bottles in the Chile Operating segment.

International Business Operating segment

We estimate that our weighted volume market share4 for the International Business Operating segment was approximately 13.8%, 14.0% and 14.7% in 2015, 2016 and 2017, respectively, including beer and ciders in Argentina according to Nielsen; carbonated soft drinks, beer, nectar, mineral water and flavored water in Uruguay, according to IDRetail; and beer, carbonated soft drinks, nectar and mineral water in Paraguay, according to internal estimates.

We produce and/or import, sell and distribute beer under proprietary brands and licensed brands in Argentina, Uruguay and Paraguay. We also produce, sell and distribute cider in Argentina.

In Argentina, we are the exclusive producer and distributor of Heineken, Amstel, Sol, Budweiser5 and Miller beer brands; and the exclusive distributor of imported Kunstmann beer brands. Also, from Argentina we export Schneider and Kunstmann beers, our proprietary brands, and Heineken to Uruguay. Until December 31, 2017, CCU was the exclusive distributor of the Red Bull energy drink in Argentina. Additionally, through our subsidiaries in Paraguay, we have the license to distribute beer under the Heineken, Coors, Paulaner, Schneider and Kunstmann brands.

In Uruguay, CCU, through its subsidiaries, produces and distributes mineral and flavored bottled water under the Nativa brand, carbonated soft drinks under the Nix brand, and nectars under Watt´s. Since 2017, we began to export Watt’s nectar to Paraguay and we launched Full Sport, an isotonic beverage brand.

In Paraguay, CCU, through its subsidiaries, produces and distributes carbonated soft drinks under the brand Pulp, Puro Sol for juices, La Fuente for waters, and Zuma for flavored water, and has been granted the license to produce and distribute nectars under the Watt’s brand. In addition to imported beer distribution in Paraguay, the Company entered into craft beer market production with the Sajonia brand.

Wine Operating segment

Viña San Pedro Tarapacá S.A. (“VSPT”) produces and markets a full range of wine products for the domestic and export markets, reaching over 80 countries. The weighted average volume market4 share was 18.0%, 18.1% and 18.2% in 2015, 2016 and 2017, respectively. In 2017 VSPT’s sales amounted to approximately 30.2% of total measured domestic industry sales by volume in Chile, according to Nielsen, and 12.9% of total Chilean wine export sales by volume, when excluding bulk wine, according to Wines of Chile Association.

VSPT’s primary vineyards are located in the main viticulture valleys in Chile, with production plants in the cities of Molina, Totihue, Isla de Maipo and also in Mendoza, Argentina. During 2017, our plant in Lontué was closed and production was moved to Molina, as part of our efficiency plan. The Lontué facility continues to serve as one of our storage locations.

Joint Ventures and Associated Companies

CCU participates in the sweet snacks business by means of a joint venture between CCU Inversiones S.A. and Industria Nacional de Alimentos S.A., the latter a subsidiary of Quiñenco, with a 50% interest each in Foods, the parent company of Alimentos Nutrabien S.A., a company that specializes in high-quality baked-goods.

In Bolivia, CCU participates through BBO, which is engaged in the production, marketing and sales of alcoholic and non-alcoholic beverages, including beer brands Real, Capital and Cordillera and non-alcoholic beverage brands Mendocina, Free Cola, Malta Real, Natur-All and Sinalco. BBO produces non-alcoholic beverages and beer in two plants located in the cities of Santa Cruz de la Sierra. Since 2015, BBO has the exclusive license to import, distribute and sell Heineken beer from CICSA.

4 The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date.

5 See “Item 4: Information on the Company – A. History and Development of the Company”.

In Colombia, CCU entered into a series of contracts and agreements with Postobón, by which the parties agreed to initiate a joint agreement for the manufacturing, commercialization and distribution of beer and malt based non-alcoholic beverages through CCC in Colombia. CCC has exclusive contracts to import, produce and distribute Heineken, Amstel, Murphys, Buckler, Coors Light, Tecate and Sol in Colombia. In 2016 CCC acquired the brand and assets related to the craft beer brand “3 Cordilleras” of Artesana Beer Company S.A. As of April 2017, the Miller Lite and Miller Genuine Draft brands were incorporated by means of a license agreement for the development and/or marketing of these brands in Colombia. In August 2017, through its subsidiary CCU Inversiones ll Ltda., CCU acquired 50% of the shares of ZF CC, in which Grupo Postobón holds the remaining 50%. ZF CC will act exclusively as an industrial user of one or more free-trade zones in Colombia, providing toll manufacturing services to CCC, which will produce, commercialize and distribute beer and malt beverages.

The Beverage Market

Chile Operating segment

We estimate that annual beer consumption in Chile was 799 million liters in 2017 or approximately 43 liters per capita. The following table shows our estimates for total and per capita consumption levels for beer in Chile for the years 2013 - 2017:

Year	Total Beer Sales Volume	Per Capita
	(in millions of liters)	(liters)
2013	723	41
2014	745	42
2015	767	43
2016	780	43
2017	799	43
Source: Canadean, Global Beverage Forecast of September 2017.

The non-alcoholic beverages market in Chile consists of both carbonated and non-carbonated beverages. The principal types of carbonated beverages are colas, non-colas and carbonated mineral bottled water. The non-carbonated beverages are fruit nectars and juices, functional drinks and non-carbonated mineral, purified and flavored bottled water.

The table below sets forth our estimates of total and per capita consumption of non-alcoholic beverage in Chile during each of the last five years:

	Total Non-Alcoholic Beverage Sales Volume				Per Capita
	(in millions of liters)				(liters)
Year	Carbonated Soft drinks	Nectar & Juices	Functional drinks(1)	Water(2)	Carbonated Soft drinks	Nectar & Juices	Functional drinks(1)	Water(2)

2013	2,376	425	53	556	135	24	3	32
2014	2,296	429	56	596	129	24	3	33
2015	2,270	417	67	638	126	23	4	35
2016	2,249	424	74	668	124	23	4	37
2017	2,215	434	87	710	121	24	5	39
Source: Canadean, Global Beverage Forecast of September 2017.
(1) Includes Sports drinks, Energy drinks, iced tea and iced coffee.
(2) Includes HOD, packaged water, flavored water, enhanced water.

The following table sets forth Nielsen estimates as to the percentage of total carbonated soft drinks sales in Chile, represented by each of the two principal categories of carbonated soft drinks during the last three years:

Type	2015	2016	2017
Colas	54%	54%	54%
Non-colas	46%	46%	46%
Total	100%	100%	100%

Traditionally, beer, wine and pisco have been the principal alcoholic beverages consumed in Chile. Pisco is a distilled wine spirit, produced in the regions of Atacama and Coquimbo in the north of Chile.

The table below sets forth our estimates of total and per capita spirits consumption in Chile during the last five years:

	Total Spirits Sales Volume
Year		Per Capita
	(in millions of liters)	(liters)
2013	68	4
2014	70	4
2015	71	4
2016	71	4
2017	72	4
Source: Canadean, Global Beverage Forecast of September 2017.

The beverage excise taxes in Chile are as shown in the following table:

Category	Current Excise Tax
Beer	20.5%
Wine	20.5%
Spirits	31.5%
Sugar containing Softdrink(1)	18.0%
No sugar containing Softdrink(2)	10.0%
Flavored Water	10.0%
(1) more than 15 gr / 240 ml of sugar
(2) with 15 gr / 240 ml or less of sugar

International Business Operating segment

The Argentine beer market is estimated by us to be 2.2 times the size of Chile’s. Traditionally, beer and wine have been the principal alcoholic beverages consumed in the country. We estimate that annual beer consumption in Argentina was 1,797 million liters in 2017 or approximately 41 liters per capita.

The table below sets forth our estimates of total and per capita beer, functional, spirits and cider consumption in Argentina during the last five years:

	Argentina
	Total Sales Volume				Per Capita
	(in millions of liters)				(liters)
Year	Beer	Functional Drinks	Spirits	Cider	Beer	Functional Drinks	Spirits	Cider
2013	1,849	112	129	97	44	3	3	2
2014	1,833	117	130	94	43	3	3	2
2015	1,875	124	130	95	43	3	3	2
2016	1,778	104	130	89	41	2	3	2
2017	1,797	110	135	88	41	3	3	2
Source: Canadean, Global Beverage Forecast of September 2017.

On December 2017, the Argentine Congress passed a new bill (which became effective on March 1, 2018), which, amongst other measures, increases the excise tax on several beverages. The following table shows current nominal Argentinean excise taxes:

Category	Previous Excise Tax	Current Excise Tax
Beer	8.0%	14.0%
Whisky	20.0%	26.0%
10% - 29% alcohol content	20.0%	20.0%
30% or more alcohol content	20.0%	26.0%
Wine - cider	0.0%	0.0%
Flavored soft drinks, mineral water and juices	4.0% - 8.0%	4.0% - 8.0%

In Uruguay, we participate in the beer and non-alcoholic beverages categories since our entrance to the market in 2012. The table below sets forth our estimates of total and per capita beer and non-alcoholic beverage consumption in Uruguay in the last five years:

	Uruguay
	Total Sales Volume				Per Capita
	(in millions of liters)				(liters)
Year	Beer	Carbonated Soft drinks	Nectar & Juices	Water(1)	Beer	Carbonated Soft drinks	Nectar & Juices	Water(1)
2013	100	395	29	305	29	115	9	89
2014	104	395	31	329	30	114	9	95
2015	106	386	33	360	31	111	10	104
2016	100	377	34	399	29	108	10	115
2017	103	374	35	436	29	107	10	125
Source: Canadean, Global Beverage Forecast of September 2017.
(1) Includes HOD, packaged water, flavored water, enhanced water.

In Paraguay, we participate in the beer and non-alcoholic beverages categories since our entrance to the market in 2013, both proprietary and under license. The table below sets forth our estimates of total and per capita beer and non-alcoholic beverage consumption in Paraguay in the last five years:

	Paraguay
	Total Sales Volume				Per Capita
	(in millions of liters)				(liters)
Year	Beer	Carbonated Soft drinks	Nectar & Juices	Water(1)	Beer	Carbonated Soft drinks	Nectar & Juices	Water(1)
2013	285	543	53	231	44	83	8	35
2014	289	554	54	261	43	83	8	39
2015	290	541	55	282	43	80	8	42
2016	297	547	57	316	43	80	8	46
2017	303	554	57	346	44	80	8	50
Source: Canadean, Global Beverage Forecast of September 2017.
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

The following chart shows our estimates for the formal wine market and per capita consumption levels for wine in Chile for the last five years:

Year	Total Volume (1)	Per Capita
	(in millions of liters)	(liters)
2013	227	13
2014	225	13
2015	231	13
2016	233	13
2017	236	13
(1) Source: Canadean, Global Beverage Forecast of September 2017.

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

Production and Marketing

Chile Operating segment

The production, marketing and sales of beverages in Chile generated Net sales of CLP 909,460 million, CLP 997,376 million and CLP 1,047,119 million in 2015, 2016 and 2017, respectively, or 60.7%, 64.0% and 61.7% of CCU’s consolidated Net sales in those years. Our sales by volume in Chile increased 5.0% in 2017.

Under each license agreement, we have the right to produce and/or sell and distribute the respective licensed products in Chile. Generally, under our license agreements, we are required to maintain certain standards of quality with respect to the production of licensed products, to achieve certain levels of marketing and, in certain cases, to fulfill minimum sales requirements. We believe that we are in compliance with all of our license agreements.

Our brand Cristal is the best selling beer brand in Chile, followed by Escudo, the second most popular beer in the country. Other relevant brands are: Royal Guard, our proprietary premium beer brand; Morenita, our dark beer brand; Dorada, our convenience brand; and Stones, a flavored sweetened beer, with 2.5% alcohol content. From time to time, we introduce innovations and brand extensions to our most relevant brands, highlighting during 2017 the following: Escudo Silver and Andes beer.

In October 2001, Cervecería Austral entered into a license agreement with our subsidiary Cervecera CCU Chile Limitada (“Cervecería CCU”) to produce and sell our brand Cristal, as well as any other brand owned by or licensed to Cervecería CCU in the southern part of Chile. The agreement also permits us to commercialize and distribute the Austral brand. This agreement is currently renewable for periods of two years, subject to compliance with the contract conditions.

On April 28, 2003, through our subsidiaries Cervecería CCU and CCU Argentina, we and Heineken Brouwerijen B.V. signed license and technical assistance agreements providing us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina commencing June 18, 2003. On October 12, 2011, we signed with Heineken Brouwerijen B.V. the Amended and Restated versions of the Trademark License Agreements, which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina, as of January 1, 2011. These agreements have an initial term of ten years, and shall automatically be renewed each January 1 for a new period of ten years, unless either party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires. In Chile, Heineken is the leading brand in the premium segment, the beer segment with the highest growth in recent years.

On April 30, 2010, Fomento Económico Mexicano S.A.B. de C.V. (“FEMSA”) announced the closing of the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group. Since then, Heineken introduced the Sol brand to its portfolio, and in 2013 we launched the Sol brand in the north of Chile to compete in the imported Mexican beer segment, completing the national roll out of the brand in 2014. As of 2015, we produce Sol in our facilities. Similar to the Heineken brand, we have an exclusive ten year, automatically renewable license on similar terms for Sol (rolling contract), each year for a period of ten years, unless notice of non-renewal is given. In addition, we also have the license to import, sell and distribute Tecate in Chile.

During January 2015, we launched Coors and Coors Light in Chile. The license agreement with Coors Brewing Company allows for the automatic renewal under similar conditions (rolling contract), each year for a period of five years after the initial termination date, subject to the compliance with the contract conditions. Furthermore, we import, sell and distribute Blue Moon under the same conditions.

The following table shows our proprietary parent beer brands, brands produced under license and brands imported under license for the Chilean Market:

Premium	Mainstream	Convenience

Royal Guard	Cristal	Dorada
Heineken(1)	Cristal Cer0,0°(2)
Heineken 0.0(2)(3)(6)	Escudo
Austral(1)	Morenita
Polar Imperial(1)	Stones
Kunstmann	Andes
D'olbek
Sol(1)
Coors(3)
Tecate(4)
Blue Moon(4)
Szot (5)
Guayacán (5)
(1) Produced under license.
(2) Non-alcoholic beer.
(3) Imported/Produced under license.
(4) Imported.
(5) Distribution contract.
(6) Commercialization began in February 2018.

Our beer products sold in Chile are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans or stainless steel kegs at our production facilities in the Chilean cities of Santiago, Temuco, Valdivia and Punta Arenas.

During the last three years we sold our beer products in Chile in the following containers:

Percentage of Total Beer Products Sold
Container	2015	2016	2017

Returnable (1)	42%	37%	34%
Non-returnable (2)	55%	59%	63%
Returnable kegs (3)	4%	4%	4%
Total	100%	100%	100%

(1) Returnable beer containers include glass bottles of various sizes.
(2) Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.
(3) Returnable kegs are stainless steel containers, which have a capacity of 20, 30 and 50 liters.

The following table sets forth our beer sales volume breakdown in Chile by category, for each of the last three years:

Category	2015	2016	2017
Premium	20%	21%	21%
Mainstream	76%	75%	75%
Convenience	4%	4%	4%
Total	100%	100%	100%

Our soft drinks include proprietary brands, in addition to brands produced under license from PepsiCo, Inc., Schweppes Holdings Ltd. and Promarca S.A., which are produced in three production plants: Santiago, Temuco and Antofagasta.

Our subsidiary Aguas CCU produces, commercializes and distributes mineral, purified and flavored waters.  We have two proprietary mineral water brands, Cachantun and Porvenir, which are bottled at their sources, located in Coinco (O’Higgins Region) and Casablanca (Valparaíso Region).  We also commercialize Nestlé Pure Life, a brand of purified water, and Mas and Mas Woman, which are brands of flavored waters. Aguas CCU also distributes the imported brand Perrier. Manantial, a subsidiary of Aguas CCU, also produces, commercializes and distributes purified water with our Manantial brand, primarily in the home and office delivery (HOD) format.

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

The license agreement for nectar products with Watt’s, which granted us exclusive production rights, was first signed in June 1977 and originally had a 33-year term. In February 1999, a new license agreement was signed allowing us to produce new flavors and bottle Watt’s nectars in non-returnable packaging (wide mouth glass and plastic bottles). A new license agreement between us and Watt’s S.A. was signed in July 2004. This new contract provided us with a ten-year license renewable automatically for three consecutive periods of three years if the conditions set forth in the contract were fulfilled at the date of renewal. In December 2006, we signed a joint venture agreement with Watt’s S.A., under which, as of January 30, 2007, we participate in equal parts in Promarca S.A. This company owns the brands “Watt’s”, “Watt’s Ice Frut”, “Yogu Yogu”, “Shake a Shake” and “Frugo”, among others in Chile. Promarca S.A. granted both of its shareholders (New Ecusa S.A., a subsidiary of ECUSA, and Watt’s Dos S.A., a subsidiary of Watt’s S.A.), for an indefinite period, the exclusive licenses for the production and sale of the different product categories.

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

In line with our multicategory business strategy, in November 2015 we entered the ready-to-mix category through a joint operation agreement with Carozzi, for the production, commercialization, and distribution of instant powder drinks under the brands Sprim, Fructus, Vivo and Caricia. In December 2015 we started to distribute Red Bull in Chile. Aligned with our innovation process in non-alcoholic beverages during 2017, we continue to strengthen Pepsi Zero, launched late 2016 in the Chilean market, by increasing consumer interest through new packaging formats. CCU also added new flavors to existing proprietary brands.

The following table shows the soft drink and water parent brands produced and/or sold and distributed by us through our non-alcoholic subsidiary ECUSA, during 2017:

Brand	Product	Category	Affiliation(1)
Bilz	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pap	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Pop Candy	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Kem Xtreme	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Nobis	Soft Drink	Non-Cola Proprietary	CCU Proprietary
Canada Dry Ginger Ale	Soft Drink	Non-Cola Licensed	Schweppes
Canada Dry Agua Tónica	Soft Drink	Non-Cola Licensed	Schweppes
Canada Dry Limón Soda	Soft Drink	Non-Cola Licensed	Schweppes
Crush	Soft Drink	Non-Cola Licensed	Schweppes
Pepsi	Soft Drink	Cola Licensed	PepsiCo
Seven-Up	Soft Drink	Non-Cola Licensed	PepsiCo
Lipton Ice Tea	Ice Tea	Non-Cola Licensed	PepsiCo
Mirinda	Soft Drink	Non-Cola Licensed	PepsiCo
Gatorade	Isotonic	Functional	PepsiCo
Ocean Spray	Nectars	Licensed	PepsiCo
Adrenaline Red	Energy	Licensed	PepsiCo
Sobe Life Water	Functional Drink	Licensed	PepsiCo
Red Bull	Energy	Licensed	Red Bull
Frugo	Soft Drink	Licensed	Promarca
Watt’s	Nectars	Licensed	Promarca
Watt’s Light	Nectars	Licensed	Promarca
Watt’s Selección	Nectars	Licensed	Promarca
Cachantun	Mineral Water	Proprietary	Aguas CCU
Mas	Flavored Water	Proprietary	Aguas CCU
Mas Woman	Flavored Water	Proprietary	Aguas CCU
Porvenir	Mineral Water	Proprietary	Aguas CCU
Perrier	Mineral Water	Licensed	Nestlé
Nestlé Pure Life	Purified Water	Licensed	Nestlé & others
Manantial	HOD	Proprietary	Manantial
Vivo	Ready-to-mix	Licensed	Bebidas Carozzi CCU
Fructus	Ready-to-mix	Proprietary	Bebidas Carozzi CCU
Sprim	Ready-to-mix	Proprietary	Bebidas Carozzi CCU
Caricia	Ready-to-mix	Licensed	Bebidas Carozzi CCU
(1) CCU owns indirectly 50% of Promarca and 50.1% of Aguas CCU. ECUSA owns 50% of Bebidas Carozzi CCU. Aguas CCU and ECUSA own 99.08% and 0.92% of Manantial, respectively.

During the last three years, we sold our non-alcoholic beverage products in the following packaging formats:

	Soft drinks			Mineral, purified and flavored water
Container	2015	2016	2017	2015	2016	2017
Returnable(1)	27%	28%	29%	28%	28%	28%
Non-returnable(2)	71%	69%	67%	72%	72%	72%
“Post-Mix”(3)	2%	2%	4%	-	-	-
Total	100%	100%	100%	100%	100%	100%

(1) Returnable soft drink containers include both glass and plastic bottles of assorted sizes. Returnable water containers include glass bottles of assorted sizes and returnable 20-liter jugs (HOD).

(2)  Non-returnable soft drink containers include glass and plastic bottles, and aluminum cans of assorted sizes.  Non-returnable water containers include plastic bottles and certain glass bottles of assorted sizes.

(3) Post-mix cylinders are sold specifically to on-premise locations for fountain machines.

The following table shows the sales mix of our non-alcoholic beverages by category during each of the last three years:

Category	2015	2016	2017
Carbonated soft drinks
Colas
Licensed	15%	16%	16%
Non-colas
Proprietary	35%	34%	33%
Licensed	23%	22%	23%
Non-carbonated soft drinks
Nectars
Licensed	22%	22%	21%
Others(1)
Licensed	4%	6%	6%

Soft drinks total	100%	100%	100%
Mineral water
Proprietary	43%	41%	40%
Licensed	0%	0%	0%
Purified water
Licensed	11%	12%	14%
Flavored water
Proprietary	19%	19%	18%
HOD	27%	28%	28%
Total Bottled Water	100%	100%	100%
(1) Includes functional drinks and teas.

After the completion of the CPCh transaction with Control in 2005, we expanded our proprietary parent brand portfolio considerably, adding brands such as Campanario in the mainstream and cocktail categories, as well as Control C, Mistral, Horcón Quemado, Espíritu de los Andes and Tres Erres MOAI in the ultra-premium segment, Mistral, Bauzá (until January 2016) and Tres Erres in the premium segment and La Serena in the popular-priced category. Furthermore, from time to time we introduce new brand extensions and flavors. For example, during 2017 we introduced Mistral Ice Energy, and, through CPCh,we launched a new brand called Iceberg, a flavored alcoholic beverage (“FAB”) that is sold in three different flavors.

Our spirits were produced at four plants which are located in regions of Atacama and Coquimbo in the north of Chile. The bottling process was done in the Ovalle plant bottling facility. Horcón Quemado is produced and bottled in a third-party plant in the Atacama Region.

In the rum market, our proprietary parent brands are Cabo Viejo and Sierra Morena. Also, CPCh distributes Pernod Ricard products, including Chivas Regal, Ballantine’s, Havana Club and Absolut, among others.

The following table shows our parent pisco, cocktail and FAB brands:

Pisco and Cocktails			FAB
Premium	Mainstream	Convenience

Control C	Campanario	La Serena	Mistral Ice
Mistral	Ruta Cocktail		Bauzá Ice(1)
MOAI			Iceberg
Horcón Quemado			Sierra Morena Ice
Tres Erres
Bauzá(1)
Espíritu de los Andes

                        (1) In January 2016 CPCh divested its interest in Compañía Pisquera Bauzá S.A.

In June 2017, CPCh added the Peruvian brand BarSol to its portfolio through the acquisition of 40% of Americas Distilling Investments LLC, which is based in the United States, but is the owner of the brand and other productive assets in Peru.

International Business Operating segment

Our International Business Operating segment generated Net sales of CLP 405,714 million, CLP 370,109 million and CLP 460,317 million in 2015, 2016 and 2017, respectively, representing 27.1%, 23.7% and 27.1% of CCU’s consolidated Net sales in those years.

CCU, through its subsidiary CCU Argentina, produces beers at its plants located in the cities of Salta, Santa Fe and Luján. Our main brands are Schneider, Imperial, Palermo, Santa Fe, Salta, and Córdoba and we hold exclusive license agreements for the production and marketing of Budweiser6, Miller, Heineken, Amstel and Sol. CCU Argentina imports the Kunstmann brand. Furthermore, it exports beer to several countries, mainly under the brands Schneider and Heineken. Also, CCU was the exclusive distributor in Argentina of Red Bull energy drink. This distribution contract ended in December 2017 and was not renewed.

On April 28, 2003, CCU Argentina and Heineken Brouwerijen B.V., a subsidiary of Heineken International B.V., signed license and technical assistance agreements that provide us with the exclusive rights to produce, sell and distribute Heineken beer in Argentina commencing June 18, 2003. On October 12, 2011, we and Heineken Brouwerijen B.V. signed the Amended and Restated versions of the Trademark License Agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Argentina, in force as of January 1, 2011. These agreements have an initial term of ten years, and shall automatically be renewed each year (January 1st) for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires. Heineken beer is the second-largest brand in terms of volume in the premium segment in Argentina.

On November 29, 2012, CICSA and Heineken Brouwerijen B.V. signed the Trademark License Agreement which provides us with the exclusive rights to produce, sell and distribute Heineken beer in Argentina and Paraguay. This agreement has an initial term of ten years, and will be automatically renewed for a period of five years unless either party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

6See “Item 4: Information on the Company – A. History and Development of the Company”.

In 2013, we started exporting Heineken to Milotur, our subsidiary in Uruguay,  and in 2015 to BBO, our associated company in Bolivia. On June 4, 2013, CICSA, Milotur and Heineken Brouwerijen B.V. signed a trademark license agreement that provides us with the exclusive rights to produce, sell and distribute Heineken beer in Uruguay, in force as of May 1, 2013. This agreement has an initial term of ten years, and automatically renews on January 1 of each year for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires. In Uruguay, we participate in the mineral and flavored water business with the Nativa brand, in soft drinks with the Nix brand, and in Watt's branded nectars. In addition, we import Heineken, Schneider and Kunstmann beer, as well as the cider brand Real.

On July 15, 2015, CICSA, BBO and Heineken Brouwerijen B.V. signed the Ancillary Trademark License Agreement which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Bolivia, in force as of January 1, 2015. This agreement has an initial term of ten years, and will be automatically renewed for a five years period unless any party gives notice of its decision not to renew, in which case the agreement will be in force until the last renewal period expires.

In September 2014, CICSA began with the exclusive distribution in Argentina of imported Sol beer. The Sol beer brand is owned by Heineken. This licensing agreement is for a period for ten years in Argentina, automatically renewable on the same terms (rolling contract), each year for a period of ten years, unless notice of non-renewal is given.

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

The license agreement between CCU Argentina and Anheuser-Busch LLC7, which provided CCU Argentina with the exclusive right to produce, package, commercialize, sell and distribute Budweiser beer in Argentina and Uruguay, had an initial term of 20 years commencing in December 1995, which in March 2008 was extended to December 2025 (CCU and ABI agreed to the early termination of the license agreement for Uruguay in 2014). Among other things, the license agreement included provisions for both technical and marketing assistance from Anheuser-Busch LLC. Under the license agreement, CCU Argentina is obligated to purchase certain raw materials from Anheuser-Busch Incorporated or from suppliers approved by Anheuser-Busch LLC. We began distribution of our locally produced Budweiser in December 1996. See “– Sales, Transportation and Distribution”. In addition, the license agreement is subject to certain specified market share targets and marketing expenditures. In 2010, the license agreement was modified due to regulatory reasons under the context of the merger between Anheuser-Busch LLC and InBev. As a result, certain contractual restrictions were released, and rights granted to Anheuser-Busch LLC waived, both in favor of CCU Argentina. On September 6, 2017, CCU and CCU Argentina reached an agreement with ABI for the early termination of the Budweiser license in Argentina, in exchange for a portfolio of brands (Isenbeck and Diosa, which are currently owned by SAB Miller; and Baltica, Iguana, and Norte, which are currently owned by ABI) representing similar volumes, plus different payments of up to USD 400 million, before tax, over a three-year period. This transaction was subject to the prior approval of the CNDC and the SECOM, the Argentine Competition Law Enforcement Authority. On March 14, 2018, SECOM, based on the CNDC's favorable opinion, approved the transaction, pending review and approval by the CNDC of the terms and conditions of the definitive contracts in respect thereof.

In August 2016 CICSA signed a license and distribution agreement with Coors Brewing Company to manufacture, package, commercialize and distribute the Miller brands in Argentina. We started to commercialize and distribute Miller Genuine Draft in April 2017, and to produce MGD in our own facilities as of May 2017.

7 See “Item 4: Information on the Company – A. History and Development of the Company”.

CCU Argentina participates in the cider business, with the leading Real brand and other brands such as La Victoria and 1888. Also, we participate in the liquor business, under the El Abuelo brand, in addition to importing other liquors from Chile.

In 2012, the Company began in Argentina the migration process to its new proprietary returnable bottle in place of the generic container currently in the industry. The decision to implement this important project was based primarily on the change introduced by the main market player, who in 2011 started to replace the use of generic packaging by a proprietary container for one liter returnable products. The proprietary container’s use results in significant important changes in logistics processes, including the adaptation of the building structure of plants, the acquisition of specific equipment, the adaptation of production lines and agreements with glass bottles and crates suppliers in order to achieve the timely supply of the new bottling process required inputs. The introduction of these proprietary returnable bottles resulted in significant impacts on the industry’s value chain, with higher operating costs associated with the operation of recovery and classification of packaging that significantly affect the level of profitability and industry’s return on capital employed (ROCE). This transition process requires significant investments between 2012 and 2017 mainly in packaging, equipment and infrastructure. To partially finance these investments, bank loans were obtained in local currency with long repayment periods, mitigating the risk of exchange rate and interest rate fluctuations thereby minimizing the fluctuation risk. Subject to the final approval of the CNDC, Argentinean antitrust authority, within the trademark swap agreement (referred to in Item 4: Information on the Company), CCU Argentina and ABI, among other matters, agreed that Compañía Industrial Cervecera S.A. (a subsidiary of CCU Argentina) and Cervecería y Maltería Quilmes S.A. (a subsidiary of ABI), may each use, without any payment or restriction whatsoever, the one litter returnable amber bottles, denominated as “proprietary”, of the other company (hereinafter the “Free Use of Bottles”). For this purpose, the parties agreed that the term for the Free Use of Bottles will be three years, with the option to renew the term for three additional years in case any of the parties thereto has fulfilled certain investments in bottle requirements. At the end of the three or six year term, each party will be permanently authorized to use the other party’s proprietary bottles for up to a 10% of its total bottled product (current authorization allows such use up to 0.5%). This agreement is favorable to CCU Argentina, as it will allow the company to obtain operational efficiencies.

In 2011, the Company started to export Schneider beer to Paraguay through Bebidas del Paraguay, and in 2013 to Uruguay through Milotur. In Paraguay we participate in the beer and non-alcoholic categories since our entrance to the market in 2013, with the introduction of new brands such as Zuma, and the acquisition of the craft beer brand Sajonia.

At present we produce and market premium, medium-priced and popular-priced beer brands in the International Business Operating segment, which includes Argentina, Uruguay and Paraguay.

The following table shows our proprietary parent beer brands, brands produced under license and brands imported under license for the Argentinean market:

Premium	Mainstream	Convenience

Heineken (1)	Budweiser (1)	Córdoba
Sol (1)	Salta	Palermo
Kunstmann (2)	Santa Fe	Bieckert
Imperial	Schneider
Amstel (1)
Otro Mundo (3)
Miller (4)
(1) Produced under license. See “Item 4: Information on the Company – A. History and Development of the Company”.
(2) Imported.
(3) Up to August 2015.
(4) As of May 2017.

The following table shows our proprietary parent beer and soft drinks brands, produced and/or imported under license for the market in Paraguay:

Brand	Product	Category	Affiliation

Heineken	Beer	Licensed	Heineken Brouwerijen B.V.
Schneider	Beer	Licensed	CCU Proprietary
Paulaner	Beer	Licensed	Paulaner Brauerei GmbH &Co KG
Coors	Beer	Licensed	Coors Brewing Company
Kunstmann	Beer	Proprietary	CCU Proprietary
Sajonia	Beer	Proprietary	CCU Proprietary
Pulp	Soft Drink	Proprietary	CCU Proprietary
Puro Sol	Nectars	Proprietary	CCU Proprietary
Watt´s	Nectars	Licensed	Promarca
La Fuente	Mineral Water	Proprietary	CCU Proprietary
Zuma	Flavored Water	Proprietary	CCU Proprietary

The following table shows our proprietary parent beer and soft drinks brands, produced and/or imported under license for the market in Uruguay:

Brand	Product	Category	Affiliation

Heineken	Beer	Licensed	Heineken Brouwerijen B.V.
Schneider	Beer	Licensed	CCU Proprietary
Kunstmann	Beer	Proprietary	CCU Proprietary
Nix	Soft Drink	Proprietary	CCU Proprietary
Watt´s	Nectars	Licensed	Promarca
Nativa	Water	Proprietary	CCU Proprietary
Nix	Water	Proprietary	CCU Proprietary
FullSport	Sport Drink	Functional	CCU Proprietary

The following table sets forth our beer sales volume in Argentina by category during each of the last three years, including exports to other countries:

Category	Argentina
	2015	2016	2017
Premium	19%	21%	26%
Mainstream	62%	62%	60%
Convenience	19%	17%	14%
Total	100%	100%	100%

Our beer products are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans, or stainless steel kegs at our production facilities. During the last three years, we sold our beer products in Argentina in the following packaging formats:

Container	Percentage of Total Beer Sold in Argentina
	2015	2016	2017
Returnable (1)	76%	72%	63%
Non-returnable (2)	23%	27%	36%
Returnable kegs (3)	1%	1%	1%
Total	100%	100%	100%
(1) Returnable beer containers include glass bottles of various sizes.
(2) Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.
(3) Returnable kegs refer to stainless steel containers in assorted sizes.

Wine Operating segment

VSPT is one of Chile’s largest producers and distributors of wine in terms of sales volume and Net sales. Our Wine Operating segment generated Net sales of CLP 189,515 million, CLP 201,402 million and CLP 204,454 million in 2015, 2016 and 2017, respectively, or 12.6%, 12.9% and 12.0% of CCU’s consolidated Net sales in those years.

VSPT is composed of seven different wineries in Chile and two in Argentina. Its main vineyards are located in Molina, approximately 200 kilometers south of Santiago. The VSPT estate in Molina is one of the largest single-site vineyards in Chile with an area of 1,064 hectares. As of December 31, 2017, VSPT’s vineyards covered an aggregate of 3,502 hectares in Chile, distributed among 10 different plantations. The winery also has 338 hectares under long-term leases. In Argentina, VSPT has have another 379 planted hectares located in the province of Mendoza.

The following table indicates the breakdown of Wine Operating segment’s volume in the domestic and export markets, including sales from FLC and Tamarí in Argentina:

Year	Domestic Volume	Export Volume (1)	Total Volume

	(in millions of liters)
2013	61	70	131
2014	62	71	133
2015	62	76	138
2016	64	78	142
2017	68	75	143
(1) Includes Argentinean operations and bulk sales

Viña San Pedro, Viña Tarapacá, Viña Leyda, Viña Santa Helena, Viña Misiones de Rengo, Viña Mar, Viña Casa Rivas in Chile and Finca La Celia and Tamarí in Argentina, produce and market premium, varietal and popular-priced wines.

The principal brands are set forth below:

Brand		Icon	Premium	Varietal	Popular-Priced
Viña San Pedro
	Altaïr	X
	Sideral	X
	Cabo de Hornos	X
	Kankana del Elqui	X
	Tierras Moradas	X
	1865		X
	Castillo de Molina		X
	Épica		X
	35 South			X
	Urmeneta			X
	Gato Negro			X
	Gato				X
	Manquehuito				X
	San Pedro Exportación				X
Viña Tarapacá
	Gran Reserva Etiqueta Azul	X
	Gran Reserva Etiqueta Negra		X
	Tarapacá Gran Reserva		X
	Gran Tarapacá		X
	Tarapacá Reserva		X
	Tarapacá Varietal			X
	León de Tarapacá			X
Viña Santa Helena
	Selección del Directorio		X
	Siglo de Oro			X
	Santa Helena Varietal			X
	Alpaca			X
	Gran Vino				X
	Santa Helena				X
Viña Misiones de Rengo
	Misiones de Rengo Cuvée		X
	Misiones de Rengo Reserva		X
	Misiones de Rengo Varietal			X
	Misiones de Rengo Espumante		X	X
Viña Mar
	Viña Mar		X	X
	Viña Mar Espumante		X	X
Casa Rivas
	Casa Rivas Reserva		X
Viña Leyda
	Leyda Lot	X
	Leyda Reserva		X
	Leyda Single Vineyard		X
La Celia
	La Celia		X
	La Consulta		X
	La Finca			X
	Eugenio Bustos			X
Tamari
	Tamarí Reserva		X

The following table presents our breakdown of total sales volume in thousands of liters by category of the Wine Operating segment during 2017:

Category	Domestic	Export(1)	Total
	(in thousands of liters)
Premium	7,215	8,613	15,828
Varietal	7,659	58,478	66,137
Popular-Priced	53,151	8,015	61,166
Bulk	-	356	356
Total	68,025	75,462	143,487
(1) Includes Argentinean operations and bulk wine

Domestic Market. Our Chilean domestic wine is packaged in glass bottles, cans, cartons, and bag-in-box containers at VSPT’s production facilities in Molina and Isla de Maipo. The following chart shows our packaging mix for domestic wine sales for the last three years:

Container	Percentage of Total Domestic Wine Sold in Chile
	2015	2016	2017
Carton	51%	49%	47%
Glass Bottles	49%	51%	53%
Bag-in-Box	-	-	-
Total	100%	100%	100%

Export Market. According to industry sources, exports of Chilean wine increased from approximately 43 million liters in 1990 to 941 million liters in 2017, at a compounded annual growth rate of 12%. During 2016 and 2017, Chilean wine exports reached 908 million liters and 941 million liters, respectively. We believe that Chilean wine exports have grown steadily due to their comparatively low prices and positive international image, as well as due to external factors, such as low wine production in the Northern Hemisphere in recent years.

VSPT exported from Chile 73 million liters in 2015, 74 million liters of wine in 2016, and 72 million liters of wine in 2017. During 2017, VSPT exported wine to more than 80 countries worldwide. Exports accounted for Net sales of CLP 123,544 million, CLP 131,168 million and CLP 127,962 million, in the last three years, respectively. In 2017, VSPT’s primary export markets included the United States, Japan, Brazil, Finland, Paraguay, the Netherlands and China.

Most exported wine is sold in glass bottles, except for a certain quantity of unbranded wine that is occasionally sold in bulk, as well as some wine that is sold in bag-in-box containers. The following chart shows our packaging mix for export Chilean wine volume in the last three years:

Container	Percentage of Total Export Wine Volume from Chile
	2015	2016	2017
Glass Bottles	86%	86%	91%
Bulk	4%	4%	-
Bag in box	10%	10%	9%
Total	100%	100%	100%

Raw Materials and other Supplies

The main raw materials that we use are sugar, soft drink concentrates, fruit pulps, malt, rice, hops, grapes and water. The sugar and fruit pulps that we use are from local and international origin suppliers. We obtain our supply of malt through long term contracts with malt suppliers from Chile and Argentina. Rice is sourced mainly from international suppliers in spot transactions.

Water is essential in our production. We obtain all of our water from wells located at our plants and/or from public utilities. The water is treated at facilities located at our plants to remove impurities and to adjust the characteristics of the water before it is used in the production process.

We own two mineral water sources in Chile from which the Cachantun and Porvenir brand mineral water products are obtained. These water springs are located in two areas near Santiago: Coinco and Casablanca, respectively. All of our mineral water products are bottled at their respective sources and distributed throughout the country. Purified water is produced with water pumped from our wells and treated in the plant.

The most relevant packaging materials are: glass bottles, aluminum cans, PET bottles, caps, films, labels, corrugated cases and folding cartons. Long term contracts are signed with the main strategic suppliers.

Glass bottles used in our packaging are purchased from the main local glass suppliers, Cristalerías Chile S.A. and Verallia Chile S.A. and Cristalerías Toro S.A.I.C. in Chile, and Rigolleau S.A., Cattorini Hnos S.A.I.C.F.E.I. and Owens Illinois Argentina S.A. in Argentina. During 2017, all of our aluminum cans were purchased from global suppliers, Ball Chile S.A. and Ball Argentina S.A. We buy our labels, films and corrugated cartons mainly from local suppliers. The majority of our PET resins are imported from Asia. Bottles and injected preforms are produced by our subsidiary Plasco.

We maintain testing facilities at each of our plants and factories where raw materials are analyzed according to our standards. Additionally, the samples are analyzed at various stages of production to ensure product quality. For example, samples of Heineken and Budweiser beer are periodically sent to the Heineken facilities in The Netherlands and to Anheuser-Busch8 facilities in the United States, respectively, to verify the quality of the product. Samples of Nestlé Pure Life water are sent to Perrier in France, and samples of Pepsi and Schweppes are analyzed by PepsiCo either at our plants or at the point of sale.

Prices of our main raw materials used in the production are tied to the U.S. dollar, and have fluctuated in Chilean and Argentine peso terms due to general commodity price fluctuations in the international markets as well as to the variation of the Chilean and Argentine peso against the U.S. dollar. In addition, from time to time, prices of grapes and wine have varied depending on fluctuations in supply and demand factors.

Standard and customary commercial terms and conditions are widely used in all our contracts and supply agreements. Strategic alliances and supplier diversification allow us to reduce dependency on a single supplier of raw and packaging materials. During the past ten years, we have not experienced any material shortage or difficulties in obtaining adequate supplies of necessary raw materials, nor do we expect to do so in the future.

VSPT’s main raw materials and packaging materials are purchased and harvested grapes, purchased wine, glass bottles, carton containers, corks and cardboard boxes. VSPT obtained approximately 34.0% of the grapes used for export wines from our own vineyards during 2017. Of the wine sold in the domestic market, approximately 8.5% are grapes from our vineyards. In 2017, approximately 40.0% of the wine used in domestic and export sales was purchased from ten local producers: Vinícola Patacón SpA, Agrícola y Comercial Bodegas de las Mercedes Ltda., Corretajes Torres y Cía. Ltda., Vitivinícola Melior Ltda., Anatolio Segundo Albornoz Vargas, RR Wine Ltda., Viña Indomita S.A., Compañía Pisquera de Chile, Cooperativa Agrícola y Pisquera del Elqui Ltda., Empresas Lourdes S.A. VSPT has various alternative sources of supply, which can be used when they are favorable. VSPT’s glass bottles are mainly purchased from Cristalerías Chile and Verallia; however, when prices have been favorable, VSPT has purchased glass bottles from other local and international suppliers. Carton containers are purchased from SIG Combibloc Inc. and are assembled in VSPT’s own automated packing lines.

8 See “Item 4: Information on the Company – A. History and Development of the Company”.

Sales, Transportation and Distribution

Chile Operating segment

We distribute all of our products in Chile directly to retail, supermarket and wholesale customers. This system enables us to maintain a high frequency of contact with our customers, obtain more timely and accurate marketing-related information, and maintain good working relationships with our retail customers.

After production, bottling and packaging, our beverages are either stored at one of our production facilities or transported to a network of 27 owned or leased distribution centers that are located throughout Chile. Products are generally shipped from the region of production to the closest distribution center, allowing us to minimize our transportation and delivery costs.

Comercial Patagona is a subsidiary of Cervecería Austral and, as of July 2002, is responsible for the sale and distribution of our products and those of Cervecería Austral in the Magallanes Region. Comercial Patagona reaches 870 points of sale.

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

For areas not covered by Comercial CCU we have dedicated sales forces. Together with Comercial CCU we have a total sales force of 976 people, reaching 124,235 points of sale, related to the Chile Operating segment. None of our customers accounted for more than 2.5% of our total sales by volume, with the exception of three large supermarket chains that represented in the aggregate 27.0% of our total sales by volume. One of these supermarket chains represented over 10.0% of our total sales by volume.

Our customers make payment for our products either in cash at the time of delivery or in accordance with one of several types of credit arrangements that we offer. Credit sales accounted for 39.8%, 40.8% and 41.8% of our sales in Chile during 2015, 2016 and 2017, respectively. Losses on credit sales in Chile have not been significant.

Product distribution is carried out by Transportes CCU throughout the country or by Comercial Patagona in the Magallanes Region.

Beginning in October 2001, all of the distribution centers and transportation companies used to store and deliver all of our products are managed on a consolidated basis by our Transportes CCU.

We distribute our products throughout Chile to:

•         off-premise retail: small and medium-sized retail outlets, which in turn sell our products to consumers for take-out consumption;

•         on-premise retail: retail establishments such as restaurants, hotels and bars for on-premises consumption;

•         wholesalers; and

•         supermarket chains

In the last three years, the percentage mix of the above distribution channels for our products in Chile was as follows:

Percentage of Total Products Sold
Distribution Channels	2015	2016	2017
Off-premise retail	41%	40%	37%
On-premise retail	11%	12%	15%
Wholesalers	14%	14%	15%
Supermarkets	34%	34%	33%
Total	100%	100%	100%

International Business Operating segment

In Argentina, after production, bottling and packaging, our beer is either stored at the production facilities or transported to a network of six distribution centers leased or owned by us.

We have the capacity to reach 166,755 points of sale in Argentina with our direct and indirect sales force. Approximately 68% of our beer in Argentina is sold and/or distributed through third-party sales and distribution chains, including two independent Coca-Cola bottlers who distribute our products mainly in the north and south of the country, representing in the aggregate 21% of our total sales by volume. As of December 31, 2017, we had a direct sales force which sold our beer products to approximately 32,958 customers within San Juan, Mendoza, Córdoba, Santa Fé, Rosario, and Buenos Aires City, in addition to 74 regional and national supermarket chains throughout the country. None of our retail customers individually accounted for more than 4% of our total beer sales by volume.

Looking for greater operational efficiency, during 2016 and 2017 we modified our route to the market, moving volume from direct sales to wholesalers within the outer Buenos Aires Metropolitan Area, San Juan and Salta.

In Argentina, though most beer is sold through wholesalers and distributors, we also sell our products to retailers and supermarket chains. In the last three years, the percentage mix of the above distribution channels for our beer products in Argentina was as follows:

	Argentina
Distribution Channels	2015	2016	2017
Wholesalers/distributors	49%	54%	68%
Retailers	31%	28%	16%
Supermarkets	20%	19%	17%
Total	100%	100%	100%

In Uruguay our commercial distribution system reaches the whole country and all supermarkets. During 2016, as a result of restructuring, we changed from a direct sales system in Montevideo to an indirect sales system. In 2017, we maintained approximately 16,200 points of sale.

In the last three years, the percentage mix of the above distribution channels for our beer and non-alcoholic products in Uruguay was as follows:

	Uruguay
Distribution Channels	2015	2016	2017
Indirect	84%	84%	87%
Retailers	-	-	-
Supermarkets	16%	16%	12%
Total	100%	100%	100%

In Paraguay, we have four distribution centers and a direct sales force. Together with a network of distributors and wholesalers, we reach a total of 30,706 points of sale, which allows us to have national coverage with our products.

In the last three years, the percentage mix of the above distribution channels for our beer and non-alcoholic products in Paraguay was as follows:

	Paraguay
Distribution Channels	2015	2016	2017
Indirect	15%	16%	18%
Retailers	63%	64%	64%
Supermarkets	22%	21%	18%
Total	100%	100%	100%

Our International Business segment customers make payments for our products either in cash at the time of delivery or in accordance with one of several types of credit arrangements that we offer. In Argentina, credit sales accounted for 88%, 88% and 89% of total sales during 2015, 2016 and 2017, respectively. In Uruguay, credit sales accounted for 95%, 100% and 100% of total sales during 2015, 2016 and 2017, respectively. In Paraguay, credit sales accounted for 38%, 35% and 40% of total sales, respectively. Losses on credit sales in the International Business segment have not been significant.

Wine Operating segment

Domestic. After production, bottling, and packaging, wine is either stored at the production facilities or transported to one of our 27 distribution centers located throughout Chile. VSPT wines are distributed and sold in Chile through our sales and distribution network, under the same system and payment terms as all our other products.

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

•         wholesalers; and

•         supermarket chains.

For the last three years, the percentage mix of the above distribution channels for our wine products in Chile was as follows:

Distribution Channels	2015	2016	2017
Off-premise retail	33%	31%	29%
On-premise retail	5%	5%	5%
Wholesalers	24%	25%	26%
Supermarkets	38%	39%	39%
Total	100%	100%	100%

We reach a total of 30,559 points of sale with our dedicated sales force of 79 people, together with the sales force of Comercial CCU.

Export. VSPT has a presence in more than 80 countries. In order to increase its presence in the international market, we have distribution agreements with key distributors, such as Pernod Ricard in Sweden, Finland, Norway and Estonia; Shaw Ross International in the U.S.; Asahi in Japan; Interfood in Brazil; and DGS and Baarsma in The Netherlands. In Canada we have distribution agreements with Phillipe Dandurand wines, in Korea with Keumyang, as well as agreements with other distributors.

Our Wine Operating segment customers make payment for our products either in cash at the time of delivery or in accordance with one of several types of credit arrangements that we offer. Credit sales accounted for 82.5%, 84.2% and 83.9% of total sales during 2015, 2016 and 2017, respectively. Losses on credit sales have not been significant.

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

The following table shows our annual sales volume of beer, non-alcoholic beverages and spirits in Chile, excluding exports, by quarter in the last three years:

Seasonality Chile Operating segment

Year	Quarter	Sales Volume	% of Annual
			Sales Volume
		(millions of liters)
2015	1st quarter	474.0	28%
	2nd quarter	362.3	21%
	3rd quarter	367.3	22%
	4th quarter	484.5	29%
	Total	1,688.2	100%

2016	1st quarter	511.1	29%
	2nd quarter	341.8	19%
	3rd quarter	380.2	22%
	4th quarter	531.2	30%
	Total	1,764.3	100%

2017	1st quarter	527.7	30%
	2nd quarter	351.1	20%
	3rd quarter	387.7	22%
	4th quarter	519.8	29%
	Total	1,786.3	100%

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

Seasonality International Business Operating segment

Year	Quarter	Sales Volume	% of Annual
			Sales Volume
		(millions of liters)
2015	1st quarter	154.6	27%
	2nd quarter	108.9	19%
	3rd quarter	127.3	22%
	4th quarter	179.0	31%
	Total	569.7	100%

2016	1st quarter	158.3	28%
	2nd quarter	98.1	17%
	3rd quarter	128.6	22%
	4th quarter	190.2	33%
	Total	575.2	100%

2017	1st quarter	174.1	26%
	2nd quarter	124.1	18%
	3rd quarter	155.3	23%
	4th quarter	219.1	33%
	Total	672.6	100%

Wine Operating segment

As a result of the seasonality of the beverage industry with respect to the categories in which we participate, our sales and production volumes are normally at their lowest in the first and fourth calendar quarters and at their highest in the second and third quarters (i.e., those months corresponding to the winter and autumn in the Southern Hemisphere). The following table shows the annual sales volume for the Wine Operating segment during each quarter in the last three years:

Seasonality Wine Operating segment

Year	Quarter	Sales Volume	% of Annual
			Sales Volume
		(millions of liters)
2015	1st quarter	29.6	22%
	2nd quarter	35.0	26%
	3rd quarter	38.9	29%
	4th quarter	31.4	23%
	Total	134.8	100%

2016	1st quarter	30.0	22%
	2nd quarter	37.6	27%
	3rd quarter	38.2	28%
	4th quarter	33.0	24%
	Total	138.8	100%

2017	1st quarter	31.8	22%
	2nd quarter	36.4	25%
	3rd quarter	40.8	28%
	4th quarter	34.2	24%
	Total	143.1	100%

Geographical Markets

Chile is our primary market in terms of sales, followed by Argentina. In 2015, 2016 and 2017, Chile represented 72%, 76% and 72%, respectively, of CCU’s consolidated Net sales, while Argentina, in the same time periods, represented 24%, 21% and 24%, respectively.

	Net Sales for the year
	2015	2016	2017
	(millions of CLP)
Chile	1,081,835	1,176,972	1,226,668
Argentina	366,887	329,585	413,467
Uruguay	14,433	15,204	16,402
Paraguay	35,217	37,136	41,824
Total	1,498,372	1,558,898	1,698,361

(1) Includes revenue from Net sales of the SSU and eliminations between geographical operations. In addition, includes Net sales of the Wine Operating segment.
(2) Includes revenue from Net sales from the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L. which are presented in Wine Operating segment and Chile Operating segment, respectively.

CCU’s Net sales are primarily generated in the domestic beverage market in the countries in which we have operations in Latin America. In 2015, 2016 and 2017, the domestic market represented 92%, 92% and 93%, respectively, of CCU’s consolidated Net sales.

	Net Sales for the year
	2015	2016	2017
	(millions of CLP)
Domestic	1,374,283	1,429,152	1,572,617
Exports	124,089	129,746	125,743
Total	1,498,372	1,558,898	1,698,361

CCU’s Wine Operating segment exports wine from Chile and Argentina to over 80 countries around the world. The following table provides the distribution of Wine Operating segment’s exports in 2017 by market:

Market	Volume (1)	Percentage of Total Exports
	(thousands of liters)
Europe	23,734	32%
Latin America	18,896	25%
USA and Canada	8,806	12%
Asia and Oceania	23,179	31%
Others	497	1%
Total	75,113	100%
(1) Includes Argentinean operations, excludes bulk wine.

Competition

Chile Operating segment

The beer market in Chile is highly competitive, characterized by a wide range of locally produced and imported beers. According to our estimates, the industry’s compounded annual volume growth rate was 4.1% over the last ten years.

Our largest competitor in the beer business is Cervecería Chile (a subsidiary of AB InBev), which commenced operations in Chile in 1991. Cervecería Chile’s primary beer brands are Becker, Corona, Báltica, Stella Artois and Budweiser. Cervecería Chile has one production facility and imports products from various beer operations abroad. Cervecería Chile distributes its products through direct distribution and wholesalers.

Another relevant player in the beer market in Chile is Viña Concha y Toro, which imports Miller Genuine Draft and Cusqueña. Concha y Toro also owns a majority stake in Southern Brewing Company, makers of Kross craft beer.

Capel, which we also compete with in the pisco category, imports Carlsberg and Bear Beer. We also compete with a number of smaller direct importers of international beer brands in Chile.

Our principal competitors in the non-alcoholic beverages business are companies which produce, bottle and distribute soft drinks in Chile under licenses from The Coca-Cola Company and its affiliates. The two principal soft drink players in Chile are the licensees of The Coca-Cola Company and us. The Coca-Cola Company operates through Embotelladora Andina S.A. and Coca-Cola Embonor S.A.

Our principal competitor in the mineral water business is Vital Aguas S.A., a subsidiary of Embotelladora Andina S.A., in which Coca Cola Embonor S.A. has a minority stake.

Our domestic competitors in the soft drink business have benefited from both internationally recognized brands (especially with regard to the Coca-Cola product line) and a large number of local bottling companies distributing their products throughout Chile. As a result of the formation of ECUSA, we also similarly benefited from the internationally recognized Pepsi brand as well as our competitive strengths, which include a portfolio of nationally well-known brands and a nationwide distribution system.

The spirits market in Chile is also highly competitive, characterized by a wide range of locally produced and imported products. Our largest competitor is Capel, which produces pisco locally and imports a number of spirits. Capel has nine production facilities located in the Atacama and Coquimbo regions in the north of Chile and distributes its products throughout the country. Capel uses its own sales force, as well as third-party distributors. We also compete against Diageo Chile Limitada, which imports premium spirits such as Johnnie Walker whiskey and Smirnoff vodka, among others. We also compete against several other smaller importers of international brands, as well as local producers of pisco.

In January 2016 CPCh divested its interest in Compañía Pisquera Bauzá S.A. Following this change, Bauzá became a competitor.

The following chart shows estimates of our Chile market share for the last five years based on store audits conducted by Nielsen.

Year	Chile Operating segment Volume market share (1)

2013	40.0%
2014	40.9%
2015	41.6%
2016	42.3%
2017	42.7%

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

Quilmes, the beer market leader in Argentina and our principal competitor, also has beer operations in Chile, Paraguay, Uruguay and Bolivia. As of December 31, 2017, Quilmes had five breweries in Argentina with an estimated total annual production capacity of 1,600 million liters. Quilmes’ large size enables it to benefit from economies of scale in the production and distribution of beer throughout Argentina. In 1994, Companhia Cervejaria Brahma, one of the two largest beer producers in Brazil, commenced production at its new brewery in Luján, near Buenos Aires, which at present belongs to CCU Argentina. In addition, Warsteiner (today SAB Miller), a large German brewer, commenced production at its new brewery in Zárate, also near Buenos Aires, with an annual production capacity estimated to be approximately 140 million liters. Prior to commencing production in Argentina, Companhia Cervejaria Brahma and Warsteiner competed in the Argentine market with imported beer. In July 1999, the merger of Companhia Cervejaria Brahma and Companhia Antarctica Paulista was announced, creating AmBev. This merger was finally approved in March 2000, creating one of the largest beverage producers in the world.

In May 2002, AmBev and Quilmes announced that pursuant to an agreement between both parties, AmBev would transfer all of its beer assets in Argentina, Bolivia, Paraguay and Uruguay to Quilmes in exchange for 26.4 million new B shares of Quilmes. Additionally, according to that announcement, AmBev would purchase from the controlling shareholders of Quilmes 230.92 million class A shares for USD 346.4 million. The agreement further stipulated that AmBev can purchase at the end of a seven-year period the remaining Quilmes shares owned by the current controlling group, the Bemberg family, with AmBev shares. The Bemberg family had the option to sell to AmBev their remaining class A shares during a period beginning with the end of the first year and ending with the seventh year after the agreement was announced. This option was exercised in April 2006. This transaction was approved by the Argentine antitrust authorities on January 13, 2003, subject to the condition that AmBev and Quilmes divest themselves of certain brands and the AmBev plant in Luján, near Buenos Aires, to a company currently not present in the Argentine beer market. On February 14, 2003, through our subsidiary CICSA, we filed a complaint before the Argentine federal courts in order to be eligible to participate in the acquisition of these assets. In February 2006, the Argentine Supreme Court of Justice ruled against our complaint. In December 2006, the Argentine authorities approved the sale of these assets to ICSA, a company owned by local investors. On March 3, 2004, AmBev and Interbrew announced an agreement to merge the two companies, creating the world’s largest brewer under the name InBev. This merger was closed in August 2004. On November 18, 2008 Anheuser Busch and InBev merged creating the global beer leader. Consolidation in the beer industry has resulted in larger and more competitive participants, which could change the current market conditions under which we operate.

In 2010 SAB Miller bought Casa Isenbeck (Isenbeck, Warsteiner and La Diosa brands) and launched Miller Genuine Draft and Miller Lite beer in Argentina.

During 2015 SAB Miller plc accepted an offer from AB Inbev to merge its operations. As a result of the merger between AB Inbev and SAB Miller plc, Quilmes and CASA Isenbeck became one player. This merger has not yet been approved by the Argentine antitrust authorities. See “Risk Factors – Risks Relating to Our Business – Consolidation in the beer industry may impact our market share”.

In 2016 AB Inbev sold the Miller brands Lite to Coors Brewing Company. In Argentina, CICSA signed an agreement with Coors Brewing Company to manufacture, package, commercialize and distribute the Miller brands through December 2026, with an automatic renewal for a period of five (5) years if the renewal criteria have been satisfied.

On September 6, 2017, CCU and CCU Argentina reached an agreement with ABI for the early termination of the Budweiser license in Argentina, in exchange for a portfolio of brands (Isenbeck and Diosa, which are currently owned by SAB Miller; and Baltica, Iguana, and Norte, which are currently owned by ABI) representing similar volumes, plus different payments of up to USD 400 million, before tax, over a three-year period. See “Item 4: Information on the Company – A. History and Development of the Company”.

Our beer brands in Argentina also face competition from other alcoholic beverages, such as wine and spirits, as well as from non-alcoholic beverages, such as soft drinks.

The following table shows estimates of the market share of our International Business Operating segment (including Beer and Cider (since 2011) in Argentina, beer, carbonated soft drinks, nectar, mineral and flavored water in Uruguay, and beer, carbonated soft drinks, nectar and mineral water in Paraguay). For the last five years based on data from ID Retail for Uruguay and Nielsen for Argentina, and beer, carbonated soft drinks, nectar and mineral water in Paraguay, according to internal estimates.

Year	International Business Operating segment Volume market share (1)
2013	11.6%
2014	12.9%
2015	13.8%
2016	14.0%
2017	14.7%

(1)     The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date.

Wine Operating segment

The wine industry is highly fragmented and competitive in both the domestic and the export markets. No single wine producer in Chile accounts for the majority of production and/or sales. In Chile, VSPT competes directly against all other Chilean wineries. Apart from VSPT, the leading wineries in Chile include Viña Concha y Toro S.A. (“Concha y Toro”), Viña Santa Rita S.A. (“Santa Rita”) and Bodegas y Viñedos Santa Carolina S.A. (“Santa Carolina”). In addition, VSPT competes against numerous medium-sized wineries, including Viña Undurraga S.A. (“Undurraga”), Cousiño Macul S.A. (“Cousiño Macul”) and Viña Montes, among others. We believe that VSPT’s largest domestic competitors, such as Concha y Toro and Santa Rita, derive their relative competitive strengths from their wide portfolio of products, well-recognized brand names and established distribution networks. In 2017, Concha y Toro and Santa Rita had a volume market share of approximately 28.4% and 30.2%, respectively. VSPT also competes with many small wine producers that make up Chile’s informal wine market.

Internationally, VSPT competes against Chilean producers as well as with wine producers from other parts of the world. According to information compiled by the Wines of Chile association, VSPT is the second-largest exporter of Chilean wines with a market share of 12.9% in 2017, excluding bulk wine. Our main Chilean competitors, namely Viña Concha y Toro, Viña Santa Rita and Viña Santa Carolina represented 30.0%, 5.1% and 5.2%, respectively, of total Chilean wine exports, excluding bulk wine, in 2017.

The following table shows estimates of the volume market share of our Wine Operating segment (excluding bulk wine sales) for the last five years according to Nielsen figures for domestic wine and Viñas de Chile for export figures.

Year	Wine Operating segment Volume market share (1)
2013	17.6%
2014	18.3%
2015	18.0%
2016	18.1%
2017	18.2%

(1)     The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date.

Government Regulation

Government Regulation in Chile

We are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in Chile. These regulations include labor laws, social security laws, public health, consumer protection, environmental laws, securities laws, and antitrust laws. In addition, regulations exist to ensure healthy and safe conditions in facilities for the production, bottling, and distribution of beverages. For a more detailed discussion of environmental laws, see “Item 4. Information on the Company- E. Environmental Matters”.

Regulations specifically concerning the production and distribution of “alcoholic beverages” are contained in Chilean Law N° 18,455 and its Ordinance, which set the standards for human consumption of such beverages, by minutely describing the different types of alcohol; the minimum requirements that must be met by each class of beverage; raw materials and additives that may be used in their manufacture; their packaging and the information that must be provided by their labels; and the procedure for their importation, among others.

Additional regulations concerning wine origin denominations are contained in Decree N° 464 of the Ministry of Agriculture, dated December 14, 1994, as amended, which also laid out the wine-growing regions and set rules regarding grape varieties, vintage year, labeling and selling requirements. Pisco origin denominations, also applicable to us, are regulated in Decree N° 521 dated May 27, 2000 of the Ministry of Agriculture and likewise contains provisions relating to pisco producing regions, raw material standards, manufacturing procedures, packaging and labeling.

The large-scale production of alcoholic beverages does not need any licenses or permits other than those required for the general run of commercial and industrial enterprises engaged in the manufacture of consumer commodities.

According to Law N° 19,925 enacted in 2004, which amended and restated the Act on Sale and Consumption of Alcoholic Beverages (former Law N° 17,105), all establishments dealing in alcoholic beverages, whether wholesale or retail, require a special municipal license, the cost of which is fixed by the law and varies according to the nature of the outlet or point of sale (i.e. liquor store, tavern, restaurant, hotel, etc.). We are in possession of all licenses necessary for our wholesale operations.

Law N° 19,925 also set opening and closing hours; limited geographical areas for the sale of alcohol; reduced the maximum number of licenses to be granted by zones and population; increased criminal liability for selling alcohol to persons under eighteen years of age; and tightened the restrictions, imposing prison sentences and higher fines, for violations formerly deemed lighter. One of its most important innovations was to forbid the sale of alcohol to minors at all outlets, and not just for on-premises drinking (the only exception retained is the case of children who are served meals when accompanied by their parents).

The regulatory agency for alcoholic beverages is the Servicio Agrícola y Ganadero (“SAG”).

The production, bottling and marketing of non-alcoholic beverages is subject to applicable sanitary legislation and regulations, particularly the Sanitary Code and the Food Ordinance (the “Reglamento Sanitario de los Alimentos”).

Non-alcoholic beverages are also subject to the provisions of Law N° 20,606 on Nutritional Composition of Food and Advertising enacted in 2012, Decree N° 13 of Ministry of Health enacted on June 26, 2015, which amended the Food Ordinance referred to above, Law N° 20,869 on Food Advertising, enacted on November 13, 2015, and  Supreme Decree N° 1 of the of Ministry of Health enacted on December 11, 2017 and effective as of June 11, 2018, which set certain restrictions on and requirements for the advertising, labeling and marketing of foods that are qualified as "high” in calories or any of the defined critical nutrients, such as sodium, sugar and saturated fats.

Law N° 19,937, enacted in 2004, and fully operative by February 2006, established the structure and powers for the current Sanitary Authority. The Ministry of Health’s Regional Offices, which constitute the Sanitary Authorities, inspect plants on a regular basis, taking samples for analysis, directing the adoption of new safety procedures and applying fines and other penalties for infringement of regulations.

The production and distribution of mineral water is also subject to special regulation, Supreme Decree N° 106 of Ministry of Health enacted on January 22, 1997, as amended, as well as the Food Ordinance referred to above. Mineral water may only be bottled directly from sources, which have been designated for such purpose by a Supreme Decree signed by the President of Chile. The competent Sanitary Authority provides a certification of the data necessary to achieve such a designation. All of our facilities have received the required designation.

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

Government Regulation in Argentina

We are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in Argentina, including social security laws, public health, consumer protection and environmental laws, securities laws and antitrust laws. As close corporations, our subsidiaries in Argentina are principally governed by Law N° 19,550 on commercial companies included in the Civil and Commercial Code.

National Law N° 18,284 (the Argentine Food Code, or the “Food Code”) regulates the manufacturing, packaging, import, export and marketing of food and beverages. The Food Code provides specific standards with which manufacturing plants must comply and regulates the production of food and beverages mentioned in the Food Code. The Food Code also specifies the different methods in which beer may be bottled as well as the information to be provided on labels. National Law N° 24,788, enacted in March 1997, and its Regulatory Decree N° 688/2009, regulates the sale and consumption of alcoholic beverages and its advertising and establishes the national minimum age requirements for the purchase of alcoholic beverages. Under this Law, the sale of alcoholic beverages is not permitted to persons under 18 years of age, and the health authorities of each province undertake the enforcement of the Food Code. In the Federal Capital and many provinces of Argentina, local law restricts the sale of alcoholic beverages, particularly between the hours of 11 p.m. and 8 a.m., and establishes harsh penalties for infringement.  Additionally, Law N° 5,708 also establishes further advertising requirements for the Federal Capital.

There are currently no material legal or administrative proceedings pending against us in Argentina with respect to any regulatory matter. We believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business in Argentina.

Government Regulation in Uruguay

In Uruguay, we are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in said country. As a close corporation, our subsidiaries are principally governed by Law N° 16,060, which regulates all commercial companies.

The main applicable laws are Decree N° 315/94 containing the National Bromatological Regulations, Code of Children and Adolescents regulating aspects related to sale and advertising of alcoholic beverages, Law N° 17,849 and its Regulatory Decree N° 260/07 regulating Integrated Packaging Management System, Mercosur Technical Regulations for labeling of packaged food, Law N° 18,159 regulates the promotion and defense of competition and Law N° 19,196 governing the criminal liability of employers for breach of occupational safety rules when it threatens or causes damage to the lives of workers.

Government Regulation in Paraguay

In Paraguay, Bebidas del Paraguay and Distribuidora del Paraguay are governed by the laws of the Republic of Paraguay, in particular by Law N° 1,034/83 of Merchants, and Articles N° 1,048 to N° 1,159 of Law N° 1,183/85 Civil Code and its subsequent amendments: (i) Law N° 388/94 creating detailed rules on the establishment or formation, capital and powers of the assembly of corporations, (ii) Law N° 3,228/07 which, in turn, modifies N°388/94 regarding formalities for the organization of corporations and (iii)) Law N° 5,895/17 that establishes transparency rules in the corporate governance of companies constituted by shares.

In addition, for the import, sale and advertising of alcoholic and non-alcoholic beverages, the corporation Bebidas del Paraguay is subject to the provisions of the Health Code Law N° 836/80, Law N° 1,334/98 of Consumer and User Protection, Law N° 1,333/98 on advertisement and promotion of tobacco and alcohol, Law N° 1,642/00 prohibiting the sale of alcoholic beverages to minors and its consumption on public roads, Executive Decree N° 1,635/99 and Resolution of the Ministry of Public Health and Social Welfare N° 643/12 regulating aspects relating to registration of food products as amended, among others.

C.   Organizational Structure

Ownership Structure as of March 31, 2018

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

Quiñenco is the holding company of one of the largest and most diversified business conglomerates in Chile, with investments in various sectors of the Chilean economy. Apart from CCU, Quiñenco’s principal holdings include Banco de Chile (a leading financial institution in Chile), Invexans S.A. (the largest shareholder of the French cable producer Nexans S.A.), Empresa Nacional de Energía Enex S.A. (the second-largest retail fuel distributor in Chile), Compañía Sud Americana de Vapores S.A. (main shareholder of Hapag-Lloyd A.G., one of the largest container ship operators worldwide), and Sociedad Matriz SAAM S.A. (one of the main port operators in South America and the fourth largest tugboat operator worldwide).

Heineken, the Dutch brewer, is one of the largest brewers in the world with over 170 breweries in more than 70 countries and 80,000 employees worldwide. Heineken group’s beer volume was 218.0 million hectoliters during 2017, and its principal brands are Heineken and Amstel.

The following table provides our significant subsidiaries as of December 2017:

Subsidiaries	Country	Total Ownership Interest
Cervecería CCU	Chile	100.00%
CCU Argentina	Argentina	99.99%
ECUSA	Chile	99.98%
VSPT	Chile	67.22%(1)

(1) As of January 2018, after the conclusion of our tender offer, our stake in VSPT increased to 83.01%

D.   Property, Plants and Equipment

Set forth below is information concerning our production facilities as of December 31, 2017, all of which are owned and operated by us or our subsidiaries.

For the Chile Operating segment, we had an aggregated Supply Capacity per month9 of 439.6 million liters10 with a Utilized Capacity during peak month11 of 58.84%. The annual Nominal Installed Capacity for this segment is 48.3 million hectoliters.

Our Chile Operating segment total facilities size is 587,765 square meters (total built area including warehousing logistics activities related to the production process).

Set forth below is a list of our principal production facilities:

Chile Operating segment
Location	Type of Plant
Santiago	Beer
Santiago	Non-alcoholic beverages
Temuco	Mixed
Valdivia	Beer
Punta Arenas (*)	Beer
Antofagasta	Non-alcoholic beverages
Coinco	Non-alcoholic beverages
Casablanca	Non-alcoholic beverages
Manantial	Non-alcoholic beverages
Pisco Elqui	Spirits
Sotaquí	Spirits
Monte Patria	Spirits
Salamanca	Spirits
Ovalle	Spirits
(*) Production in the Punta Arenas facility is under licensing agreements and, accordingly, we do not consolidate this facility.

9 Supply Capacity per month is defined as nominal installed production capacity for the current product/packaging mix during 25 days per month and 3 shifts per day. The calculated slack (spare) capacity does not necessarily indicate real slack capacity. The real production capacity is less than the nominal installed production capacity as adjustments are required for real machinery performance, packaging mix, availability of raw materials and bottles, seasonality within the months and other factors. As a result, we believe that the peak monthly capacity utilization rates shown above understate real capacity utilization and that slack capacity is overstated.

10 Includes Manantial as of 2017.

11 Utilized Capacity During Peak Month is equal to production output as a percentage of Nominal Installed Production Capacity during our peak month for each respective plant.

56

For the International Business Operating segment, we had an aggregated Supply Capacity per month of 112 million liters with a Utilized Capacity during peak month of 76.3%. The annual Nominal Installed Capacity for the International business is 10.5 million hectoliters.

Our International Business Operating segment total facilities size is 282,761 square meters (total built area including warehousing logistics activities).

Set forth below is a list of our principal production facilities:

International Business Operating segment
Location	Country	Type of Plant

Buenos Aires (Luján)	Argentina	Beer
Santa Fé	Argentina	Beer
Salta	Argentina	Beer
Río Negro	Argentina	Cider
Ciudadela	Argentina	Cider
Pan de Azúcar	Uruguay	Non-alcoholic beverages
San Antonio	Paraguay	Non-alcoholic beverages
Sajonia	Paraguay	Beer

For the Wine Operating segment, we had an aggregated Nominal Filling Capacity of 80,040 liters per hour and a Storage Capacity in Tanks and Barrels of 89.0 million liters. The total facilities size is 153,706 square meters.

Set forth below is a list of our principal production and storage facilities:

Wine Operating segment
Location	Type of Plant
Molina (Chile)	Wine Production
Totihue (Chile)	Wine Production
Isla de Maipo (Chile)	Wine Production
Finca La Celia (Argentina)	Wine Production
Lontué (Chile)	Wine Storage
Viña Mar (Chile)	Wine Storage

In addition to our production plants listed above, we have several distribution centers which are key to achieve our sales in all countries we operate, as describe below:

Own Distribution Centers	Country	Leased Distribution Centers	Country
Arica	Chile	Illapel	Chile
Iquique	Chile	La Vara	Chile
Calama	Chile	Castro	Chile
Copiapo	Chile	San Antonio	Chile
Coquimbo	Chile	Encarnacion	Paraguay
Ovalle	Chile	Coronel Oviedo	Paraguay
Llay Llay	Chile
Curauma	Chile
Santiago Sur	Chile
Rancagua	Chile
Talca	Chile
Chillan	Chile
Talcahuano	Chile
Los Angeles	Chile
Valdivia	Chile
Osorno	Chile
Puerto Montt	Chile
Coyhaique	Chile
Cervecera	Chile
Temuco	Chile
Antofagasta	Chile
Modelo	Chile
Villarrica	Chile
Sauce Viejo	Argentina
Cordoba	Argentina
Rosario	Argentina
Munro	Argentina
Mendoza	Argentina
San Juan	Argentina
Pan de Azúcar	Uruguay
Asunción	Paraguay
Ciudad del Este	Paraguay

E.   Environmental Matters

Chile

Our operations are subject to both national and local regulations in Chile in relation to environmental protection. Regarding human health, the fundamental law in Chile is the Health Code, which establishes minimum health standards and regulates air and water quality, as well as sanitary landfills. The local Sanitary Authority is the governmental entity in charge of the enforcement of these rules and has the authority to impose fines.

The environmental framework is governed by Law N° 19,300, enacted in 1994, as amended, which includes not only environmental protection rules but also rules concerning the preservation of natural resources. Among other matters, it creates the environmental impact assessment system which requires any project or major amendment of an industrial activity that may affect the environment to evaluate its possible environmental impact, in order to fulfill related regulations and to implement mitigation, compensation and restoration measures.

Law N° 19,300 also creates a mechanism that establishes sources emission limits and environmental quality standards developed and detailed by specific regulations. In this sense, there is a special regulation for wastewater discharges into sewage systems, and another regulation for wastewater discharges into superficial water bodies. We comply with this law and related regulations in all material respects.

Over the years, CCU has implemented specific action plans in each of its operations through the Environmental Vision 2020, which seeks to achieve three objectives within the decade (2010 - 2020): a reduction of greenhouse gas emissions by 20%, a reduction of water consumption per hectoliter by 33%, and to reach 100% in the recovery of industrial waste.

In 2016, the Company took important steps in the area of environmental sustainability, including (1) our first satellite natural gas regasification plant at CCU’s Temuco plant, which allowed the conversion from heavy oil to natural gas, decreasing the plant’s CO2 emissions by 20%; (2) our mini hydroelectric power plant in Isla de Maipo, which generates 250 kilowatts of electrical power to supply the operation of the winery of Viña Tarapacá; and (3) a biogas plant in Molina, which only works with biological waste from the harvest.

In 2017, we exceeded two of our objectives: a 22% reduction of the greenhouse gas emissions and a 40% reduction of water consumption per hectoliter. Regarding our commitment on industrial waste recovery, we have reached a healthy 98% recovery index. Another step in environmental sustainability was the initiative to use zero emission electric trucks to serve our customers initially in downtown Santiago. Due to these achievements, CCU was distinguished by the United Nations through its Pacto Global Chile Network, with the VIII Environmental Recognition 2017 granted by the Climate, Energy and Water Committee of the Chilean-British Chamber of Commerce (Carbon Footprint).

Through the enactment of Law N° 20,417 in 2010 and Law N° 20,600 in 2012 (amending Law N° 19,300), the Ministry of Environment and the three governmental bodies (Environmental Superintendency, Environmental Assessment Service and specific Environmental Courts). These governmental bodies are now responsible for the development, implementation and enforcement of various regulations regarding environmental management in relation to environmental standards, protection of natural resources, environmental education and pollution control, among other responsibilities.

In addition to the new institutional framework, a digital system was created in order to gather and report periodic information called “Register of Emissions and Transfer of Pollutants” (Registro de Emisiones y Transferencia de Contamintantes or RETC). The referred system is necessary to proceed with both, waste and emissions declarations. The waste declarations cover Hazardous Wastes Declarations (Declaración de Residuos Peligrosos or SIDREP), the National Waste Declaration System (Sistema Nacional de Declaración de Residuos or SINADER) and the National Hazardous Substances Storage Declaration System (Sistema Nacional de Declaración de Instalaciones que Almacenan Sustancias Peligrosas or DASUSPEL). Meanwhile the emissions declaration covers the form required to report our stationary sourced emissions, in compliance with Supreme Decree N°138.In line with the above, in June 2016, Law N° 20,920 was enacted, which establishes the framework for waste management, the extended responsibility of the producer (REP) and promotion of recycling, which names “priority products” that must be recovered by the producers who put them on the market. The priority products must be managed through recycling, recovery or final disposal through an individual or collective Waste Management System. Regarding the latter, the authority will impose recollection goals through specific regulations that are still under development.

Relating to environmental pollution levels, Law N° 19,300 gives the possibility to the Office of the Secretary-General of the Presidency to define categories of highly polluted areas as “Latent Zone” and “Saturated Zone” through the enactment of a Supreme Decree. For the former category, the Ministry must establish decontamination plans, and for the latter category, it must establish prevention plans.

Due to the high levels of air pollution in the Santiago Metropolitan Area, the relevant authorities have implemented a decontamination plan, which includes different types of measures depending on the air quality levels, some of which can be imposed on industries. In the case of emergencies, the companies producing the highest levels of particle and gas emissions, must suspend their activities. We comply current regulations applicable to both our beer and soft drink facilities in the Santiago Metropolitan Area in all material respects.

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

Regarding the Tax Reform Act of 2014, and its amendments of 2016, an annual tax has been adopted, applicable to emissions from stationary sources over 50MWt. On December 2, 2016, a list of facilities subject to payment of such tax was published. Included on that list Cervecería CCU’s industrial plant located in Quilicura. Therefore during 2017, we are required to report our emissions on a monthly basis. Based on those reports, the Chilean Tax Authority (Servicio Impuestos Internos or “SII”) will determine the tax amount payable on 2018. Our improvement plan for 2017 includes actions that are aimed at reducing our emissions below the 50 MW limit established by SII.

Finally according to the RE 2129 of July 29, 2016 from the General Water Authority (Dirección General de Aguas or “DGA”), owners of groundwater usage rights will be required to modify their extraction control systems and to report their results periodically to DGA.

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

CCU received the VIII Environmental Recognition 2017 granted by the Climate, Energy and Water Committee of the British Chilean Chamber of Commerce, in the Carbon Footprint category. This distinction was awarded due to the electric trucks project that our logistics department implemented in the center of Santiago, as part of the new distribution model.

Argentina

In Argentina, there are several statutes imposing obligations on companies regarding environmental matters at the municipal, provincial and federal levels in accordance with the General Environmental Protection Framework (Law N° 25,675), which establishes the Basic Environmental Protection Budgets, forming the fundamentals to develop all legislation and national environmental policy. In many cases, private entities operating public utilities such as water supply and sewage are in charge of controlling and enforcing those regulations. Examples of new laws and regulations recently enacted are: (i) the National Register of Chemical Substances (Decree N° 900/12), which was implemented in January 2014 and aims to improve the traceability of chemical substances by means of strict control of all chemical substances that enter or leave the industrial plant, (ii) Decree N° 801/2015 regarding the global system of classification and labeling of chemical products, which based on Decree N° 3,359/2015 was implemented in April 2016 for pure substances, and will be implemented in January 2017 for mixed substances, and (iii) Law N° 26,190 the National Regime for the Use and Promotion of Renewable Sources of Energy, which was modified by Law N° 27,191 and regulated by Decree N° 531/2016, with the objective to gradually implement the Use of Renewable Sources of Energy in the plants.

Another important federal environmental legislation in Argentina is the Hazardous Waste Act (Law N° 24,051), which is supplemented by additional provincial legislation, to enforce the provisions of the Hazardous Waste Act when specific federal tests indicate the need to do so. The application of the provisions of the Hazardous Waste Act depends upon the magnitude of the public health risk and whether those conditions exist in more than one province. Hazardous waste is defined broadly and includes any residue that may cause harm, directly or indirectly, to human beings that may pollute the soil, water, atmosphere or the environment in general. Generally, claims involving hazardous waste give rise to strict liability in the event of damage to third parties. In addition, each province in which we operate facilities has enacted environmental legislation with broad and generic goals, as well as water codes and related agencies to regulate the use of water and the disposal of effluents in the water.

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

ITEM 5: Operating and Financial Review and Prospects

Overview

We face certain key challenges and risks associated with our business, as highlighted in Item 3.D. Risk Factors.

The analysis of our results is based on financial statements prepared in accordance with IFRS as issued by the IASB. The three most recent years are considered in the discussion below.

Circular Letter N° 856

On September 29, 2014 Act N° 20,780 was published in Chile, regarding the Tax Reform Act which introduced amendments, among others, to the income tax system. The Tax Reform Act establishes that as of 2017 Open Stock Corporations should calculate their taxes based on the “Partially Integrated System” without the possibility to opt for the alternative “Attributed Income Regime”. The "Partially Integrated System" provides for a gradual increase in the First Category Income tax rate, going from 20% to 21% for the 2014 business year, to 22.5% for the 2015 business year, to 24% for the 2016 business year, to 25.5% for the 2017 business year, and to 27% starting in the 2018 business year.

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

Adjusted Operating Result is a non-IFRS financial measure, and reflects a subtotal in Note 6 under Operating segment’s additional information (page F-47). A non-IFRS financial measure does not have a standardized meaning prescribed by either IFRS or U.S. GAAP. For management purposes, Adjusted Operating Result is defined as Net income before other gains (losses), net financial expense, equity and income of joint ventures, foreign currency exchange differences, result as per adjustment units and income taxes. Or alternatively, can be defined as “Income from operational activities” excluding “Other gains/(losses)”.

The Company believes that the use of “Adjusted Operating Result” provides investors with a better understanding of the day-to-day performance of the Company, because elements included under “Other gains/(losses)” such as impacts derived from derivative contracts and marketable securities are not considered part of the core business of each Operating segment and therefore are managed at the corporate level.  The performance of each Operating segment is assessed by this measure, and for the same reason this measure is used by each segment’s Chief Operating Decision Maker to assess the performance of the Operating segments. This measure eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. The Company believes that disclosure of Adjusted Operating Result provides useful information to investors and financial analysts in their review of our operating performance and their comparison of operating performance to the operating performance of other companies in the beverage industry, but it may not be comparable to similarly titled indicators used by other companies. Adjusted Operating Result is not a substitute for IFRS measures of earnings.

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

The following table presents the Net sales and Adjusted Operating Result, and the relevant percentage as a component of Net sales, for each of our Operating segments. Starting from the third quarter of 2016, the Company has incorporated into the Chile Operating segment the business activities performed by the Strategic Service Units (SSU), which include Transportes CCU, Comercial CCU, CRECCU and Plasco. Prior to December 2015, the revenue and expenses of the Strategic Service Units were reported under Others.

[
	Year Ended December 31,
	2015		2016		2017
	(in millions of CLP, except percentages)
Net sales
Chile Operating segment(1)	909,460	60.7%	997,376	64.0%	1,047,119	61.7%
International Business Operating segment(2)	405,714	27.1%	370,109	23.7%	460,317	27.1%
Wine Operating segment(3)	189,515	12.6%	201,402	12.9%	204,454	12.0%
Other	(6,317)	(0.4)%	(9,989)	(0.6)%	(13,530)	(0.8)%
Total	1,498,372	100.0%	1,558,898	100.0%	1,698,361	100.0%

Adjusted Operating Result(4)
Chile Operating segment(1)	155,331	75.8%	154,551	77.0%	182,784	77.8%
International Business Operating segment(2)	30,266	14.8%	20,815	10.4%	45,266	19.3%
Wine Operating segment(3)	32,533	15.9%	37,189	18.5%	24,519	10.4%
Other	(13,193)	(6.4)%	(11,903)	(5.9)%	(17,676)	(7.5)%
Total	204,937	100.0%	200,652	100.0%	234,894	100.0%

Volume
Chile Operating segment(1)	1,688.2	70.6%	1,764.4	71.2%	1,786.3	68.7%
International Business Operating segment(2)	569.7	23.8%	575.2	23.2%	672.6	25.8%
Wine Operating segment(3)	134.8	5.6%	138.8	5.6%	143.1	5.5%
Total	2,392.7	100.0%	2,478.4	100.0%	2,602.0	100.0%
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

The following is a reconciliation of our Net income; the most directly comparable IFRS measure to Adjusted Operating Result for the years ended December 31, 2013, 2014, 2015, 2016 and 2017.

	For the years ended December 31,
	2013	2014	2015	2016	2017
	(in million CLP)

Net income of year	132,905	120,792	140,526	140,082	148,108
Add (Subtract):
Other gains (losses)	(959)	(4,037)	(8,512)	8,346	7,717
Financial Income	(8,254)	(12,137)	(7,846)	(5,680)	(5,051)
Financial costs	24,084	22,957	23,101	20,307	24,166
Share of net loss of joint ventures and associates accounted for using the equity method	(309)	899	5,228	5,561	8,914
Foreign currency exchange differences	4,292	613	(958)	(457)	2,563
Result as per adjustment units	1,802	4,159	3,283	2,247	111
Income taxes	34,705	46,674	50,115	30,246	48,366
Adjusted Operating result(1)	188,266	179,920	204,937	200,652	234,894
Exceptional Item (EI)	2,989	1,628	-	-	-
Adjusted Operating result before (EI)	191,255	181,548	204,937	200,652	234,894
Depreciation and amortization	64,246	68,608	81,567	83,528	92,200
ORBDA before (EI)	255,502	250,155	286,504	284,180	327,094
Exceptional Item (EI)	(2,989)	(1,628)	-	-	-
ORBDA	252,512	248,528	286,504	284,180	327,094

(1) Defined, for management purposes, as Net Income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes.

The following table presents our Income statement for the periods noted below:

	Year Ended December 31,
	2015		2016		2017
	(millions of CLP, except percentages)
Net sales	1,498,372	100.0%	1,558,898	100.0%	1,698,361	100.0%
Cost of sales	(685,075)	45.7%	(741,820)	47.6%	(798,739)	47.0%
Gross margin	813,297	54.3%	817,078	52.4%	899,622	53.0%
Other income by function	6,577	0.4%	5,144	0.3%	6,718	0.4%
Other expenses (1)	(2,372)	0.2%	(2,027)	0.1%	(2,662)	0.2%
Exceptional Items (EI) (2)	-	0.0%	-	0.0%	-	0.0%
MSD&A (3)	(612,565)	40.9%	(619,543)	39.7%	(668,783)	39.4%
Operating Result (4)	204,937	13.7%	200,652	12.9%	234,894	13.8%
Net financial expenses	(15,256)	1.0%	(14,627)	0.9%	(19,115)	1.1%
Results as per adjustment units	(3,283)	0.2%	(2,247)	0.1%	(111)	0.0%
Exchange rate differences	958	0.1%	457	0.0%	(2,563)	0.2%
Equity and income from joint ventures	(5,228)	0.3%	(5,561)	0.4%	(8,914)	0.5%
Other gains/(losses)	8,512	0.6%	(8,346)	0.5%	(7,717)	0.5%
Income before taxes	190,640	12.7%	170,328	10.9%	196,474	11.6%
Income taxes	(50,115)	3.3%	(30,246)	1.9%	(48,366)	2.8%
Net income for the year	140,525	9.4%	140,082	9.0%	148,108	8.7%
Attributable to:						0.0%
Equity Holders of Parent Company	120,808	8.1%	118,457	7.6%	129,607	7.6%
Non controlling interest	19,717	1.3%	21,624	1.4%	18,501	1.1%

(1) Other expenses are part of the ´Other expenses by function´ as presented in the Consolidated Statement of Income. These Other expenses mainly consist of losses related to the sales and write off of fixed assets.

(2) 2014 EI corresponds to the effect of CLP 1,628 million associated with restructuring processes across Operating segments.
(3) MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

(4) Defined, for management purposes, as Net Income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes.

FISCAL YEAR ENDED DECEMBER 31, 2017 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2016

The major occurrences of the fiscal year ended 2017 were: (a) Net sales growth of 8.9%, due to 5.0% higher volumes, together with 3.8% higher average prices in CLP terms; (b) Adjusted Operating Result growth of 17.1%, mainly explained by the increase of 117.5% in the International Business Operating segment and 18.3% in the Chile Operating segment, partially offset by the decrease of 34.4% in the Wine Operating segment; and (c) Net income growth of 9.4%, due to the higher taxable income, partially offset by higher income taxes.

Net sales

Our Net sales increased by 8.9% to CLP 1,698,361 million in 2017, from CLP 1,558,898 million in 2016, due to 5.0% higher consolidated volumes and 3.8% higher average prices. The growth in Net sales was mainly due to the International Business Operating segment, which increased 24.4%, driven by Argentina’s beer industry growth and market share gains in this Operating segment. The Chile Operating segment and Wine Operating segment also contributed to the Net sales growth by increasing 5.0% and 1.5% respectively, and slightly increasing market share in both operating segments. Net sales performance of each of our Operating segments during 2017 is described below:

Chile: Net sales increased 5.0% to CLP 1,047,119 million in 2017, from 999,376 in 2016, as a result of 1.2% higher sales volume coupled with 3.7% higher average prices, mainly explained by revenue management efficiencies, such as improved promotional effectiveness.

International Business: Net sales increased 24.4% to CLP 460,317 million in 2017, from 370,109 million in 2016 as a result of 16.9% higher sales volumes and 6.4% higher average prices in CLP terms, driven mainly by Argentina’s beer industry growth, and also by market share gains in this Operating segment through our packaging strategy in Argentina, where we are giving more convenience and packaging options to our consumers.

Wine: Net sales increased 1.5% to CLP 204,454 million in 2017, from CLP 201,402 million in 2016. The increase in Net sales was achieved due to a 3.1% higher sales volume, partially offset by a 1.5% decrease in average prices due to the 4.1% appreciation of the CLP versus USD, which affected our export revenues. Volume growth was driven mainly by the domestic business.

Cost of sales

Cost of sales consists primarily of the cost of raw materials, packaging, labor costs for production, personnel, depreciation of assets related to production, depreciation of returnable packaging, licensing fees, bottle breakage and costs of operating and maintaining plants and equipment. Our Cost of sales increased 7.7% to CLP 798,739 million in 2017, from CLP 741,820 million in 2016. As a percentage of Net sales, Cost of sales decreased to 47.0% in 2017, from 47.6% in 2016. The Cost of sales for our Operating segments during 2017 is described below:

Chile: Cost of sales increased 2.6% to CLP 483,604 million in 2017, from CLP 471,152 million in 2016, driven by the increase in volumes and the increase in the cost of some raw materials, mainly aluminum and fruit pulp, which were partially offset by the 4.1% appreciation of the CLP against the USD compared to the previous year, and reducing our USD-denominated cost base. All in, Cost of sales as a percentage of Net sales decreased to 46.2% in 2017 from 47.2% in 2016.

International Business: Cost of sales increased 20.9% to CLP 190,387 million in 2017, from CLP 157,486 million in 2016, driven by volume growth, a 12.2% devaluation of ARS versus USD, and an increase in raw material costs, including aluminum. However, Cost of sales as a percentage of Net sales decreased to 41.4% in 2017 from 42.6% in 2016, due to efficiencies achieved under the "ExCCelencia CCU" program and the positive impact of scale effects on production costs.

Wine: Cost of sales increased 11.8% to CLP 126,244 million in 2017, from CLP 112,938 million in 2016, mostly due to the higher cost of wine following two consecutive weak harvests in Chile, as well as weak international harvests in 2017. Cost of sales as a percentage of Net sales increased to 61.7% in 2017 from 56.1% in 2016 due to the foregoing factors.

Gross margin

Our Gross margin increased 10.1% to CLP 899,622 million in 2017, from CLP 817,078 million in 2016. As a percentage of Net sales, Gross margin increased to 53.0% in 2017 from 52.4% in 2016.

Marketing, Selling, Distribution and Administrative Expenses

Marketing, Selling, Distribution and Administrative expenses (“MSD&A”) primarily include advertising and promotional expenses, selling expenses, distribution costs such as product transportation costs, services provided by third parties and other administrative expenses. Our MSD&A expenses increased 7.9% to CLP 668,783 million in 2017, from CLP 619,543 million in 2016. As a percentage of Net sales, our MSD&A decreased to 39.4% in 2017, from 39.7% in 2016. The MSD&A performance of each Operating segment during 2017 is described below:

Chile: MSD&A expenses increased 2.6% to CLP 383,169 million in 2017, from CLP 373,408 million in 2016, in connection with the increase in sales volumes. Nevertheless, as a percentage of Net sales, MSD&A decreased to 36.6% in 2017 from 37.4% in 2016, mainly due to the results of the “ExCCelencia CCU” program, in particular, planning and logistics.

International Business: MSD&A increased 17.7% to CLP 225,342 million in 2017, from CLP 191,414 million in 2016, in connection with the increase in sales volumes. As a percentage of Net sales, MSD&A decreased to 49.0% in 2017 from 51.7% in 2016, due to efficiency initiatives, such as the change in our distribution system in Argentina, which was partially offset by high levels of inflation.

Wine: MSD&A increased 3.7% to CLP 53,942 million in 2017, from CLP 52,007 million in 2016, in connection with the increase in sales volumes. As a percentage of Net sales, MSD&A increased to 26.4% in 2017 from 25.8% in 2016, mainly due to inflation levels that surpassed in effect the increase in Net sales.

Other operating income/(expenses)

Other operating income/(expenses) increased 30.1% to CLP 4,056 million in 2017, from CLP 3,117 million in 2016. The variation is primarily due to a low comparison base, given that in 2016 we incurred in restructuring expenses of CLP 980 million in our operation in Uruguay, where we moved to an indirect distribution model.

Adjusted Operating Result

Our Adjusted Operating Result increased 17.1% to CLP 234,894 million in 2017, from CLP 200,652 million in 2016, and our Adjusted Operating Result as a percentage of Net sales increased to 13.8% in 2017, from 12.9% in 2016. The Adjusted Operating Result performance of each of our Operating segments during 2017 is described below:

Chile: The Adjusted Operating Result increased 18.3% to CLP 182,784 million in 2017 from 154,551 million in 2016. The Adjusted Operating Result margin increased to 17.5% in 2017 from 15.5% in 2016, mainly explained by lower Costs of sales and MSD&A, both as a percentage of Net sales.

International Business: The Adjusted Operating Result increased 117.5% to CLP 45,266 million in 2017, from CLP 20,815 million in 2016. The Adjusted Operating Result margin increased to 9.8% in 2017 from 5.6% in 2016, mainly explained by lower Costs of sales and MSD&A, both as a percentage of Net sales.

Wine: The Adjusted Operating Result decreased 34.1% to CLP 24,519 million in 2017, from CLP 37,189 million in 2016. The Adjusted Operating Result margin decreased to 12.0% in 2017 from 18.5% in 2016, mainly explained by higher Costs of sales as a percentage of Net sales, increasing to 61.7% in 2017 from 56.1% in 2016.

Other: The Adjusted Operating Result for Others decreased to a loss of CLP 17,676 million in 2017, from a loss of CLP 11,903 million in 2016, mainly due to higher corporate expenses.

Net financial expenses

Our Net financial expenses increased 30.7% to CLP 19,115 million in 2017, from CLP 14,627 million in 2016. This increase was mainly due to higher debt levels in Chile.

Equity and income from joint ventures and associated companies

CCU has 50% or less participation in Cervecería Austral, Foods, BBO, CCC, and in other companies. The share of the gain/loss in the referred companies increased to a loss of CLP 8,914 million in 2017, from a loss of  CLP 5,561 million in 2016, mainly due to lower results in CCC, partially offset by better results in Cervecería Austral.

Result as per adjustment units and Foreign currency exchange differences

The adjustment applied to our net liabilities due to Chilean inflation and foreign exchange fluctuations resulted in a net loss of CLP 2,674 million in 2017, compared to a net loss of CLP 1,790 million in 2016. This variation is primarily due to higher Foreign currency exchange rate differences, due to the devaluation of the ARS against the USD.

Other gains (losses)

Our Other gains (losses) improved to a net loss of CLP 7,717 million in 2017, from a net loss of CLP 8,346 million in 2016. This is explained by a decrease in losses on our forward contracts, entered into in order to reduce the impact of foreign exchange rate fluctuations on tax on our foreign currency denominated assets compared to 2016.

Income taxes

Our income taxes in 2017 amounted to CLP 48,366 million, translating into an effective consolidated tax rate of 24.6%. Income taxes in 2016 amounted to CLP 30,246 million translating into an effective consolidated tax rate of 17.8%. Income tax increased by CLP 18,120 million mainly due to higher taxable income in Argentina, the Chilean tax rate increase to 27.0% in 2017, from 25.5% in 2016, and a decrease in losses on our forward contracts, entered into in order to reduce the impact of foreign exchange rate fluctuations on tax on our foreign currency denominated assets compared to 2016.

Net income for the year

Our Net income in 2017 increased 5.7% to CLP 148,108 million in 2017, from CLP 140,082 million in 2016.

Net income attributable to equity holders of parent

Our Net income attributable to equity holders of our parent company increased 9.4% to CLP 129,607 million in 2017, from CLP 118,457 million in 2016.

Non-controlling interests

Non-controlling interests decreased to CLP 18,501 million in 2017 from CLP 21,624 million in 2016, mainly due to a decline in results in our Wine Operating segment.

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

Chile: Net sales increased 9.7% to CLP 997,376 million from CLP 909,460 million, as a result of 4.5% higher sales volume coupled with 4.9% higher average prices. Higher sales volumes were fueled partially by promotional activities performed throughout the year as well as the successful implementation of the combined route-to-market in beer and non-alcoholic beverages, which led to improve execution at the points of sale. Average prices increased due to revenue management initiatives and the incorporation of high value brands to the portfolio.

International Business: Net sales decreased 8.8% to CLP 370,109 million from CLP 405,714 million, as a result of 1.0% higher sales volumes offset by 9.6% lower average prices as a consequence of the devaluation of the Argentine peso against Chilean peso.

Wine: Our Net sales of wine increased 6.3% to CLP 201,402 million in 2016, from CLP 189,515 million in 2015. The increase in Net sales was achieved due to a 3.0% higher sales volumes and a 3.2% increase in average prices. This was due to both the domestic business, where we once again consolidated our leading position in market value, and the growth in the export businesses, combined with price increases and the strengthening of our distribution to our strategic markets.

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

Chile: The Cost of sales for our Chile Operating segment increased 14.5% to CLP 471,152 million in 2016, from CLP 411,375 million in 2015. Cost of sales as a percentage of Net sales increased to 47.2% in 2016 from 45.2% in 2015, primarily due to the incorporation of high value brands, and the 3.5% average currency devaluation in Chile during the year compared to last year, partially offset by the results of the industrial and procurement initiatives of the “ExCCelencia CCU” efficiency program.

International Business: The Cost of sales of our International Business Operating segment decreased 3.2% to CLP 157,486 million in 2016, from CLP 162,665 million in 2015. Cost of sales as a percentage of Net sales increased to 42.6% in 2016 from 40.1% in 2015. This was mainly due to the average devaluation of the local currency against the USD in 2016 when compared to 2015: 60% in Argentina, 11% in Uruguay and 9% in Paraguay. This was partially offset by the results of the industrial and procurement initiatives of the “ExCCelencia CCU” efficiency program.

Wine: The Cost of sales for our Wine Operating segment increased 6.6% to CLP 112,938 million in 2016, from CLP 105,956 million in 2015. Cost of sales, as a percentage of Net sales, increased from 55.9% in 2015 to 56.1% in 2016, mostly due to the cost of grapes during the 2016 harvest, which had challenging weather conditions but was partially offset by the results of the industrial initiatives of the efficiency program.

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

Chile: The MSD&A Expenses of our Chile Operating segment increased 8.7% to CLP 373,408 million in 2016, from CLP 343,381 million in 2015. Nevertheless, as a percentage of Net sales, MSD&A decreased to 37.4% in 2016 from 37.8% in 2015, mainly due to the results of the “ExCCelencia CCU” efficiency program especially in the logistics front.

International Business: The MSD&A of our International Business Operating segment decreased 11.4% to CLP 191,414 million in 2016, from CLP 216,099 million in 2015, mainly due to the currency translation effect and efficiencies captured. As a percentage of Net sales, our MSD&A decreased to 51.7% in 2016 from 53.3% in 2015, partially explained by the results of the logistics initiatives of the “ExCCelencia CCU” efficiency program.

Wine: The MSD&A of our Wine Operating segment increased 1.8% to CLP 52,007 million in 2016, from CLP 51,070 million in 2015. Nevertheless, MSD&A as a percentage of Net sales, decreased to 25.8% in 2016 from 26.9% in 2015, primarily due to our “ExCCelencia CCU” efficiency program.

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

International Business: The Adjusted Operating Result for the International Business Operating segment decreased 31.2% to CLP 20,815 million from CLP 30,266 million. The Adjusted Operating Result margin decreased from 7.5% in 2015 to 5.6% for 2016, mostly as a result of the slow economic environment, high levels of inflation, and the devaluation of the local currencies against the USD in 2016 when compared to 2015.

Wine: The Adjusted Operating Result from our wine Operating segment increased 14.3% to CLP 37,189 million in 2016, from CLP 32,533 million in 2015. The Adjusted Operating Result margin increased from 17.2% in 2015 to 18.5% in 2016, mainly due to our increased volumes and prices in CLP terms, combined with efficiencies obtained through the “ExCCelencia CCU” efficiency program, partially offset by the increased cost of the grape.

Other: The Adjusted Operating Result for Others improved from a loss of CLP 13,193 million in 2015 to a loss of CLP 11,903 million in 2016, mainly due to an increase in unrealized gains.

Net financial expenses

Our Net financial expenses decreased 4.1% to CLP 14,627 million in 2016 as compared to CLP 15,256 million in 2015. This increase was mainly due to a lower debt level in Argentina, partially offset by a lower level of Cash and cash equivalents in 2016.

Equity and income from joint ventures and associated companies

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

B.      Liquidity and Capital Resources

Our principal source of liquidity has been cash generated by our operating activities, which amounted to CLP 219,511 million, CLP 190,014 million and CLP 262,161 million, during the years 2015, 2016 and 2017, respectively.

Our cash flow from operations and working capital are our primary sources to meet both our short-term and long-term obligations. In the opinion of our management, they are sufficient for those purposes.

The principal component of cash flows generated by operating activities in 2017 were amounts collected from clients net of payments to suppliers of CLP 764,197 million compared to CLP 646,311 million in 2016 and CLP 649,767 million in 2015.

In 2017, our cash flows from financing activities totalled outflows of CLP 53,001 million compared to outflows of CLP 95,060 million in 2016 and outflows of CLP 82,839 million in 2015. The principal components of cash flows used in financing activities consisted of dividends paid of CLP 75,128 million in 2017, including dividends paid relating to minority interests (CLP 69,820 million in 2016 and CLP 66,147 million in 2015), of loan payments of CLP 23,086 million in 2017 (CLP 25,295 million in 2016 and CLP 54,797 million in 2015), partially offset by the proceeds from short-term and long-term borrowings of CLP 57,777 million in 2017 (CLP 23,150 million in 2016 and CLP 42,929 million in 2015), and other cash movement outflows of CLP 2,632 million in 2017 (outflows of CLP 1,702 million in 2016 and outflows of CLP 2,526 million in 2015). Additionally, we paid amount of CLP 7,800 million for the acquisition of additional interests in Viña San Pedro Tarapacá S.A. through CCU Inversiones S.A. (CLP 19,112 million in 2016 for the acquisition of additional interests in Manantial S.A.)

In 2017, our cash used in investment activities totalled CLP 173,614 million compared to CLP 155,007 million in 2016 and CLP 165,810 million in 2015. The principal components of cash used in investment activities in 2017 consisted of capital expenditures of CLP 125,765 million (CLP 128,883 million in 2016 and CLP 131,731 million in 2015) and payments made to acquire interests in joint ventures, in non-controlling interests and to obtain control of subsidiaries or other businesses of CLP 50,463 million (CLP 29,859 million in 2016 and CLP 44,084 million in 2015).

As of December 31, 2017, we had CLP 67,349 million (CLP 58,585 million in 2016 and CLP 75,485 million in 2015) in cash, overnight deposits, bank balances, time deposits and investments in mutual funds, which do not include CLP 102,696 million (CLP 75,448 million in 2016 and CLP 117,069 million in 2015) corresponding to securities purchased under resale agreements. Indebtedness, including accrued interest, amounted to CLP 189,109 million as of December 31, 2017. Short-term indebtedness included:

• CLP 24,624 million of short-term bank borrowings,

• CLP 3,306 million of bonds payable, and

• CLP 177 million of financial lease obligations.

As of December 31, 2017, long-term indebtedness, excluding the current portion, comprised:

• CLP 73,887 million of long-term obligations to banks,

• CLP 69,477 million of long-term obligations to the public represented by bonds, and

• CLP 17,638 million of long-term financial lease obligations.

In December 2004 the Company issued a bond (“E” series) for UF 2 million with a 20-year term to maturity in the local market. This obligation accrues interest at a fixed annual rate of UF+4.0% and amortizes capital on a constant semi-annual basis.

In April 2009 the Company issued two series of notes in the local market for UF 3 million and UF 2 million for a total of CLP 104,188 million in order to refinance a previous loan of CLP 30,000 million and a USD 100 million syndicated loan that matured in November 2009. The conditions of the bonds are as follows:

	“I” Series	“H” Series
UF amount	3 million	2 million
Term	5 years	21 years
Amortization	Bullet	Semi-annual since year 11
Interest Rate	UF+3.00%	UF+4.25%

Additionally, during March 2014 we paid all outstanding amounts under the “I” Series bonds.

As of December 31, 2017, some of our outstanding debt instruments required that we maintain certain financial ratios. The most significant covenants required us to maintain a consolidated interest coverage ratio of Adjusted Operating Result before Depreciation and Amortization (as calculated by CCU in accordance with particular debt instruments in order to measure such instruments’ financial covenants) to interest expenses equal to or higher than 3.00 to 1.00 in CCU and CPCh; to maintain a consolidated leverage ratio (the ratio of adjusted liabilities to adjusted equity) equal to or lower than 1.50 to 1.00 in CCU, 1.20 to 1.00 in VSPT and 3.00 to 1.00 in CPCh; a minimum consolidated equity of CLP 312,516.75 million, of CLP 83,337.8 million in VSPT and of UF 770 thousand (CLP 20,635 million as of December 31, 2017) in CPCh; and a maximum indebtedness ratio of less than 3.00 to 1.00 from financial liabilities (bank loans, notes, and leasing obligations) to Adjusted Operating Result before Depreciation and Amortization. Furthermore, we were required to maintain a ratio of our unpledged assets over our unsecured liabilities of at least 1.2. The definition of, and calculation mechanics for, all covenants were established when we first entered into these debt instruments, and were based on Chilean GAAP, which are no longer in use since the Company adopted IFRS, as issued by the IASB. For that reason, the Company in 2010 adapted, with the consent of its creditors, these requirements to the new accounting standards and principles.

At December 31, 2017, we met all our financial debt covenants and had a consolidated interest coverage ratio of 13.54 to 1.00, a consolidated leverage ratio of 0.53 to 1.00. The consolidated adjusted equity attributable to equity holders of the parent company as of December 31, 2017 was CLP 1,165,881 million. Our ratio of unpledged assets over unsecured liabilities was 2.89.

None of our indebtedness, or that of our subsidiaries, contains any term that restricts our ability to pay dividends other than the requirement to maintain a minimum consolidated equity.

The following table summarizes debt obligations held by us as of December 31, 2017. The table presents principal payment obligations in millions of Chilean pesos by interest rate structure, financial instrument and currency, with their respective maturity dates and related weighted-average interest rates:

Interest - Bearing Debts(1) as of December 31, 2017 (millions of CLP, except percentages)
			Contractual Flows Maturities

Fixed Rate		Averge Int.Rate	2018	2019	2020	2021	2022	Thereafter	TOTAL
CLP (UF) (2)	Bonds	4.2%	5,650	7,980	10,157	9,846	9,535	48,316	91,484
CLP (UF) (2) (3)	Banks	6.0%	1,739	11,737	1,281	1,275	1,275	27,644	44,952
CLP	Banks	4.6%	6,743	5,287	5,287	2,625	57,698	-	77,641
USD	Banks	2.0%	5,005	-	-	-	-	-	5,005
ARS	Banks	24.6%	9,158	2,010	-	-	-	-	11,169
UYU	Banks	6.0%	692	-	-	-	-	-	692

TOTAL			28,988	27,015	16,725	13,747	68,508	75,960	230,943

Variable rate		Averge Int.Rate	2018	2019	2020	2021	2022	Thereafter	TOTAL
USD	Banks	2.4%	4,900	-	-	-	-	-	4,900
ARS	Banks	26.7%	1,183	749	-	-	-	-	1,932

TOTAL			6,083	749	-	-	-	-	6,832

TOTAL			35,071	27,764	16,725	13,747	68,508	75,960	237,775

(1) Including long-term debt obligations and capital lease obligations.
(2) UF as of December 31, 2017.
(3) Includes Capital Lease Obligations for an amount of CLP 34,138 million.

To hedge our market risks, we hold debt obligations in various currencies and enter into derivatives contracts. See “Item 11: Quantitative and Qualitative Disclosure about Market Risk”.

Our treasury policy is to invest in highly liquid financial instruments issued by first-class financial institutions. Investments are made primarily in Chilean pesos. As of December 31, 2017, we had invested CLP 124,558 million in time deposits, mutual funds and securities purchased under resale agreements (Repos). The following table summarizes financial instruments, including time deposits, mutual funds and securities purchased under resale agreements (Repos), held by us as of December 31, 2017:

Short-Term Financial Instruments
(in millions of CLP)
Time deposits	5,275
Mutual Funds	16,587
Repos	102,696
Total	124,558

Capital Expenditures

Our plans for capital expenditures through the period 2018-2021 are displayed in the following table:

CLP Million	2018	2019	2020	2021
Chile	132,943	163,732	128,724	75,626
Abroad	40,497	24,500	24,147	20,878
Total	173,439	188,232	152,871	96,504

During the years 2018 through 2021, we plan to make capital expenditures mainly to adapt, update and increase production capacity, installing new packaging lines, enhancing environmental protection, optimizing our distribution system and facilities, investing in additional returnable bottles and crates to replace obsolete inventories, adapting to new packaging formats and supporting industry volume growth. Capital expenditures are also directed to improving management information systems and making additional investments in marketing assets.

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

The license agreement between CCU Argentina and Anheuser-Busch12, signed in 1995, as amended and restated on March 26, 2008, also provides us with both technical and marketing assistance for the production and marketing of Budweiser beer brand in Argentina.

12 See “Item 4: Information on the Company – A. History and Development of the Company”.

D.      Trend Information

The Chilean economy grew 1.5% in 2017, with an inflation rate of 2.2%. Average unemployment was 6.6% in 2017. We cannot assure you that the consumption of our products will vary in the same proportion as the overall economic indicators, since there is no perfect correlation. The conditions in particular sectors of the economy may have different impact in our business. Factors such as competition and changes in relative prices among the various types of beverages can affect the consumption of our products.

In August 2016, labor reform Law N° 20,940 was approved, which results in a more regulated labor market, effective as of April 2017.

On June 26, 2015 Decree N° 13 of the Ministry of Health was published which modifies the Food Ordinance (Supreme Decree N° 977 of the Ministry of Health) and enforces Law N° 20,606 of 2012 regarding the nutritional composition of food products and its promotion. Both regulations establish certain restrictions on promotion material, labeling, and commercialization of these products that have been classified as being “high” in calories or any of the defined critical nutrients, such as sodium, sugar and saturated fats. Additionally on November 13, 2015 Law N° 20,869 regarding the promotion of food products was published, restricting the time of day promotions for products high in calories or any of the defined critical nutrient can be aired on television and in the cinema. This regulation change came into force on June 27, 2016 and affected part of our non-alcoholic portfolio. The limits defined on these laws will enter a second stage on June 2018, imposing more restrictions and affecting a part of our non-alcoholic portfolio. We have taken measures to mitigate the impact of this new law.

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

In 2017, the Argentine economy expanded 2.8%. While this reflects a slight recovery, we cannot guarantee that the current economic conditions will continue to improve or that our business will not be affected in a significant manner if the economic conditions deteriorate in the future.

In 2017, the Argentine peso showed devaluation levels of 12% against the U.S. Dollar, impacting our U.S. Dollar denominated cost of sales, and devaluation of 17% against the Chilean peso. A devaluation of the Argentine peso has a negative impact on our results. Our Argentinian subsidiaries use the Argentine peso as the functional currency and their results are then translated into Chilean pesos for consolidation purposes, impacting our revenues from CCU Argentina reported in Chilean pesos.

Argentina has faced and continues to face inflationary pressures. The increase in inflationary risk may erode macroeconomic growth and limit the availability of financing, causing a negative impact on our operations. In the past, during periods of high inflation, the Argentine government has regulated prices of consumer goods, including beverages, which has impacted our profitability. Even without government regulation, high inflation may impede our ability to pass on higher costs to customers, which would also negatively impact profitability. In the years 2015, 2016 and 2017 inflation in Argentina was approximately 27%, 40% and 20%, respectively.

In the past, measures taken by previous Argentine governments to address the country’s economic crises severely affected the stability of Argentina's financial system and have had a materially negative impact on the country’s economy. If Argentina were to experience a new fiscal and economic crisis, the Argentine government could implement economic and political measures, which could adversely impact our business.

In January 2006, the Argentine government adopted different methods to directly and indirectly regulate the price increases of various consumer goods, including bottled beer, with the intention of reducing inflation. Additionally, the measures implemented by the previous Argentine government to control the country’s trade balance and exchange rate negatively impacted the free import of goods and the repatriation of profits. This situation has changed following the installation of the new government in December 2015. We cannot guarantee that the current, or future, Argentine government will not implement legal and economic measures that could adversely affect our operations in Argentina.

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

F.       Contractual Obligations

The following table summarizes our known contractual obligations as of December 31, 2017:

	Payments due by period
	(in million of CLP)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-Term Debt Obligations (1)	203,638	33,682	41,937	79,703	48,316
Capital Lease Obligations (2)	34,138	1,389	2,553	2,552	27,644
Operating Lease Obligations (3)	249,393	76,034	71,898	42,593	58,867
Purchase Obligations (4)	567,982	176,691	293,149	60,991	37,150
Total	1,055,150	287,796	409,538	185,839	171,977
(1) Includes interest expense.
(2) Includes our obligations to lease our headquarters building (see Note 21 to the financial statements).
(3) includes real estate property, vineyards and warehouse leases, as well as marketing contracts.
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

b) Goodwill, impairment of goodwill and intangible assets other than goodwill: Management exercises judgment in assessing goodwill and the useful lives of other intangible assets including commercial trademarks and software programs. Judgments are also exercised for assessing potential impairments for these kinds of assets. Goodwill is recorded as the excess of the purchase price of companies acquired over the fair value of identifiable net assets acquired and is accounted for at its cost value less accumulated impairment losses, if any. Goodwill in the acquisition of joint ventures and associated companies is assessed for impairment as part of the investment, provided that there are signs indicating that the investment may be impaired. We annually review the recorded value of our goodwill, or sooner if changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability of the carrying value of the asset is determined by comparing net book value, including goodwill, to fair value based on the estimated future net cash flows of the relevant assets. See Notes 2.15 and 2.16 to our financial statements.

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

d) Severance Indemnities: As of December 31, 2017, the liabilities for mandatory severance indemnities have been determined at their current actuarial value, based on the accrued cost of the benefit, using an annual discount interest rate of 5.96% in Chile and 24.55% in Argentina. The calculation also considers several assumptions such as the estimated years of service that personnel will have at the date of their retirement, mortality rates and future salary increases.

e) Financial instruments:

Financial assets

The Company recognizes a financial asset in its Consolidated Statement of Financial Position as follows:

As of the date of the initial recognition, management classifies its financial assets (i) at fair value through profit and loss and (ii) trade and other current receivables and (iii) hedging derivatives. The classification depends on the purpose for which the financial assets were acquired. For instruments not classified at fair value through income, any cost attributable to the transaction is recognized as part of the asset’s value.

The fair value of instruments that are actively traded in formal markets is determined by the traded price on the financial statement closing date. For investments without an active market, fair value is determined using valuation techniques including (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flows and (iv) other valuation models.

After the initial recognition the Company values the financial assets as described below:

Accounts receivable

Trade receivable credits or accounts are recognized according to their invoice value.

The Company acquires loan insurances covering approximately 90% and 99% of the individually significant accounts receivable balances for the domestic market and the international market, of the total of trade receivables, respectively, net of a 10% deductible.

An impairment of accounts receivable balances is recorded when there is objective evidence that the Company will not be capable to collect amounts according to the original terms. Some indicators that an account receivable has impairment are the financial problems, initiation of a bankruptcy, financial restructuring and age of the balances of our customers.

Estimated losses from bad debts are determined by applying different percentages, taking into account maturity factors, until reaching 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis. Impairment losses are recorded in the Consolidated Statement of Income in the period incurred.

Current trade receivable credits and accounts are initially recognized at their nominal value and are not discounted because they do not differ significantly from their fair value. The Company has determined that the calculation of the amortized cost is not materially different from the invoiced amount because the transactions do not have significant associated costs.

Financial liabilities

The Company recognizes a financial liability in its Consolidated Statement of Financial Position as follows:

Interest-bearing loans and financial obligations

Interest-bearing loans and financial obligations are initially recognized at the fair value of the resources obtained, less incurred costs that are directly attributable to the transaction. After initial recognition, interest-bearing loans and obligations are measured at amortized cost. The difference between the net amount received and the value to be paid is recognized in the Consolidated Statement of Income over the term of the loan, using the effective interest rate method.

Interest paid and accrued related to loans and obligations used to finance its operations are presented under finance costs.

Interest-bearing loans and obligations maturing within twelve months are classified as current liabilities, unless the Company has the unconditional right to defer payment of the obligation for at least twelve months after the closing date of the Consolidated Financial Statements.

Trade and other payables

Trade and other payables are initially recognized at nominal value because they do not differ significantly from their fair value. The Company has determined that no significant differences exist between the carrying value and amortized cost using the effective interest rate method.

Derivative Instruments

All derivative financial instruments are initially recognized at fair value as of the date of the derivative contract and subsequently re-measured at their fair value. Gains and losses resulting from fair value measurement are recorded in the Consolidated Statement of Income as gains or losses due to fair value of financial instruments, unless the derivative instrument is designated as a hedging instrument.

Financial Instruments at fair value through profit and loss include financial assets classified as held for trading and financial assets which have been designated as such by the Company. Financial assets are classified as held for trading when acquired for the purpose of selling them in the short term. The fair value of derivative financial instruments that do not qualify for hedge accounting is immediately recognized in the consolidated statement of income under Other gains (losses).  The fair value of these derivatives is recorded under Other financial assets and Other financial liabilities.

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

The total fair value of a hedging derivative is classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The ineffective portion of these instruments can be viewed in Other gains (losses) of the Consolidated Statements of Income. The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flow hedges are initially recognized in Cash Flow Hedge Reserve in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the Consolidated Statement of Income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Consolidated Statement of Income. When a cash flow hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Consolidated Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Consolidated Statement of Income.

f) Accounting changes:

During the year ended on December 31, 2017, there have been no significant changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these consolidated financial statements.

ITEM 6: Directors, Senior Management and Employees

A.   Directors and Senior Management

The following table sets forth certain information with respect to the members of our board of directors:

	Directors	Position	Position Held Since	At CCU Since
Board of Directors	Andrónico Luksic	Chairman of the Board	April 2013 (Chairman) November 1986 (Director)	November 1986
	Marc Busain	Vice Chairman of the Board	April 2016	April 2016
	Francisco Pérez	Director	July 1998	February 1991
	Carlos Molina	Director	April 2012	April 2012
	Vittorio Corbo	Director	April 2012	April 2012
	Pablo Granifo	Director	April 2013	April 2013
	Rodrigo Hinzpeter	Director	July 2015	July 2015
	Didier Debrosse	Director	July 2015	July 2015
	José Miguel Barros	Director	April 2016	April 2016

Andrónico Luksic (64), was appointed Chairman of the Board in April 2013 and has served as a Director since November 1986. He is the Chairman of the Board of the Company’s primary subsidiaries, including Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Companía Cervercerías Unidas Argentina S.A. and he is also a member of the board of Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S. Mr. Luksic is Chairman of the Board of Quiñenco S.A. and LQ Inversiones Financieras S.A., Vice Chairman of the Board of Banco de Chile and Compañía Sud Americana de Vapores S.A., as well as a member of the board of directors of several other companies and institutions, including Antofagasta plc, Antofagasta Minerals S.A., Nexans, Tech Pack S.A., and Invexans S.A. Mr. Luksic is a member of the International Business Leaders’ Advisory Council for the Mayor of Shanghai. He is a member of the International Advisory Board of Barrick Gold, the International Advisory Council of the Brookings Institution, the Advisory Board of the Panama Canal Authority, and the Chairman’s International Council of the Council of the Americas. In addition, Mr. Luksic is a Trustee Emeritus at Babson College, and a member of the Harvard Global Advisory Council, the Columbia Global Leadership Council, the International Advisory Board of the Blavatnik School of Government at Oxford University, the International Advisory Boards of both the Tsinghua University School of Economics and Management and the Fudan University School of Management, and the Americas Executive Board of the MIT Sloan School of Management.

Marc Busain (50), was appointed Director and Vice Chairman of the Board in April 2016. He is member of the board of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Companía Cervercerías Unidas Argentina S.A. and Central Cervecera de Colombia S.A.S. He has been with Heineken since 1995 where he is currently President of Heineken Americas B.V. Prior to that, he served within Heineken as Managing Director of different countries including Mexico, France, Egypt and Burundi. He holds a Master’s degree in Economics from the Vrije Universiteit Brussel.

Francisco Pérez (60), has served as Director since July 1998. He is Chief Executive Officer of Quiñenco S.A. since 1998. Prior to joining Quiñenco S.A., he was our Chief Executive Officer between 1991 and 1998. He is member of the board of several companies, including Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Companía Cervercerías Unidas Argentina S.A., Compañía Pisquera de Chile S.A., Compañía Industrial Cervecera S.A., Central Cervecera de Colombia S.A.S., Inversiones y Rentas S.A., Banco de Chile, Banchile Corredores de Seguros S.A., LQ Inversiones Financieras S.A., Viña San Pedro Tarapacá S.A., Sociedad Matriz SAAM S.A., Nexans and Hapag Lloyd. He is also Chairman of the Board of Compañía Sud Americana de Vapores S.A., Empresa Nacional de Energía Enex S.A., Invexans S.A. and Tech Pack S.A. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile and a Master’s degree in Business Administration from the University of Chicago.

Carlos Molina (61), has served as Director since April 2012. He is also member of the board of several CCU subsidiaries, including Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Companía Cervercerías Unidas Argentina S.A., Compañía Industrial Cervecera S.A., Viña San Pedro Tarapacá S.A., Foods Compañía de Alimentos CCU S.A., Central Cervecera de Colombia S.A.S. and Compañía Pisquera de Chile S.A. He has over 30 years of management and strategic consulting experience in multiple industries, especially in beverages and consumer goods across the Americas. In beverages, his roles have included Business Development for Heineken Americas B.V.; Planning and Strategy for Femsa Cerveza, S.A. de C.V.; and board member of Kaiser in Brazil. Prior to these roles, Mr. Molina was a Partner with Booz, Allen & Hamilton, a global business consulting firm. Mr. Molina has a BBA from the University of Houston and an MBA from the University of Texas.

Vittorio Corbo (75), has served as Director13 since April 2012. He is President of Vittorio Corbo y Asociados; a member of the Senior Council of the Centro de Estudios Públicos (CEP) in Santiago, Chile; a member of the MIT Sloan Latin American Advisory Council; a member of the International Advisory Council of the Center for Social and Economic Research (CASE), in Varsovia, Poland; and an economic consultant to several large corporations in Chile and abroad. Mr. Corbo was President of Chile’s Central Bank (2003-2007) and served in senior management positions at the World Bank in Washington, D.C. In the private sector, Mr. Corbo was Chairman of the Board of Banco Santander-Chile and Compañía de Seguros SURA S.A. He was also a member of the board of directors of Banco Santander S.A. in Madrid, Spain, of Grupo Santander-México and of ENDESA Chile. Mr. Corbo holds a degree in Economics (with maximum distinction) from Universidad de Chile and a Ph.D. in Economics from MIT.

Pablo Granifo (59), has served as Director since April 2013. He has been the Chairman of the Board of Banco de Chile S.A. since 2007 and Chairman of the Board of Viña San Pedro Tarapacá S.A. (VSPT) since 2013. He is a member of the board of Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A.. Additionally, he is Chairman of the boards of Banchile Asesoría Financiera S.A., Socofin S.A., Banchile Securitizadora S.A., and Banchile Administradora General de Fondos S.A., and a member of the executive committee of Banchile Corredores de Seguros Limitada. He is also a member of the board of Empresa Nacional de Energía Enex S.A. He holds a degree in Business Administration from the Pontificia Universidad Católica de Chile.

Rodrigo Hinzpeter (52), has served as Director since July 2015. He is also member of the board of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Companía Cervercerías Unidas Argentina S.A. and Inversiones y Rentas S.A. Since 2014 he has been the General Counsel of Quiñenco S.A. He is also member of the board of Invexans S.A. and Tech Pack S.A. Before that he was Secretary of Interior Affairs and, later, Secretary of Defense of the Government of Chile. He received his Law degree from the Pontificia Universidad Católica de Chile.

Didier Debrosse (61), was appointed Director in July 2015. He is also member of the board of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Companía Cervercerías Unidas Argentina S.A. He has been working for Heineken since 1997, where he is currently President of Heineken Brazil. Additionally, he is Knight of the Legion of Honor as awarded by France. He received an Advanced Management Programme degree from INSEAD and completed the Board Member course at Harvard Business School.

José Miguel Barros (54), was appointed Director in April 2016. He is member of the board of a number of CCU subsidiaries, including Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Viña San Pedro Tarapacá S.A. and Compañía Pisquera de Chile S.A. He is a Senior Managing Director and Partner of Chilean Investment Bank LarraínVial S.A. He is currently a member of the board of Lipigas S.A., CDF, and Stel Chile S.A. Mr. Barros holds a Commercial Engineering degree from Pontificia Universidad Católica de Chile and is a graduate from PADE, ESE Business School, Universidad de los Andes.

13 Messrs. Corbo and Molina meet the independence criteria under the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and the corporate governance rules of the New York Stock Exchange.

The principal business activities of our current and former 2016 and 2017 directors are summarized in the following table:

Directors	Business Activities
Andrónico Luksic	Chairman of CCU
Marc Busain	President of Heineken Americas
Francisco Pérez	Quiñenco’s CEO
Carlos Molina	Director of Companies
Vittorio Corbo	Economist and Director of Companies
Pablo Granifo	Chairman of Banco de Chile and VSPT
Rodrigo Hinzpeter	General Counsel of Quiñenco
Didier Debrosse	President of Heineken Brazil
José Miguel Barros	Partner of LarrainVial

At the shareholder’s meeting held on April 13, 2016 the current board was elected for a term of three years, comprised of Messrs. Andrónico Luksic, Marc Busain, Francisco Pérez, Carlos Molina, Vittorio Corbo, Pablo Granifo, Rodrigo Hinzpeter, Didier Debrosse and José Miguel Barros.

The following table sets forth certain information with respect to our senior management as registered at the CMF, as of April 11, 2018:

Senior Management	Position	Position Held Since	At Company Since
Patricio Jottar	Chief Executive Officer	July 1998	July 1998
Felipe Dubernet	Chief Financial Officer	February 2014	May 2011
Jesús García	General Comptroller	May 2005	May 2005
Gabriela Ugalde	Chief Human Resources Officer	April 2018	April 2018
Felipe Benavides	General Counsel	March 2015	March 2015
Marisol Bravo	Corporate Affairs Senior Director	June 1994	July 1991
Ronald Lucassen	Industrial Processes Corporate Manager	May 2014	May 2014
Martín Rodriguez	Head of Project Management Office and Innovation	March 2015	March 2015
Antonio Cruz	Corporate Development Manager	June 2017	June 2017
Francisco Diharasarri	General Manager CCU Chile	October 2003	June 1985
Fernando Sanchis	General Manager CCU Argentina	May 1995	November 1994
Ludovic Auvray	Manager International Business	June 2015	June 2015
Matías Bebin	General Manager CPCh	February 2014	October 2006
Pedro Herane	General Manager VSPT	April 2013	May 2010
Alvaro Rio	Manager Comercial CCU	March 2015	January 1991
Alvaro Román	Manager TCCU	March 2015	March 1999
Felipe Arancibia	Chief Human Resources Officer	February 2014	Left Company March 2018
Diego Bacigalupo	Corporate Development Manager	January 2014	Left Company June 2017

Patricio Jottar (55), has served as our Chief Executive Officer since 1998. Mr. Jottar is on the board of directors of a number of CCU’s subsidiaries and affiliated companies, including, among others: Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Companías Cervecerías Unidas Argentina S.A., Viña San Pedro Tarapacá S.A., Aguas CCU-Nestlé Chile S.A., Cervecería Kunstmann S.A., Bebidas del Paraguay S.A., Central Cervecera de Colombia S.A.S., Zona Franca Central Cervecera S.A.S., Foods Compañía de Alimentos CCU S.A. and Comercial CCU S.A.  He is also Chairman of the Board of Compañía Pisquera de Chile S.A., Transportes CCU Limitada and Promarca S.A. Prior to joining the Company, he was Chief Executive Officer of Santander Chile Holding. Mr. Jottar received a degree in Business Administration from the Pontificia Universidad Católica de Chile and a Master’s degree in Economics and Business Administration from the Instituto de Estudios Superiores de la Empresa, in Barcelona, Spain.

Felipe Dubernet (48), has been our Chief Financial Officer since February 2014. He joined the Company in May 2011 and was the Procurement Officer until January 2014. He is currently a member of the board of several of CCU’s subsidiaries, including Transportes CCU Limitada, Fábrica de Envases de Plásticos S.A. and CRECCU S.A., Prior to joining us, he worked for 15 years at Unilever holding several positions in Supply Chain and Finance in Chile, Brazil and the United States. He received a degree in Civil Engineering from the Pontificia Universidad Católica de Chile.

Jesús García (55), is our General Comptroller since May 2015. He is currently a member of the board of Transportes CCU Limitada and Plasco S.A. He has also worked with Heineken since 2000 in various Finance positions in Spain, the Netherlands and Singapore, and previously with Diageo and with PricewaterhouseCoopers in Spain. Prior to joining CCU he served as Senior Regional Tax Manager Asia Pacific for the Heineken Group. He holds a degree in Business Law from Universidad de Sevilla, in Spain and a Master’s degree in Business Administration from Instituto Internacional San Telmo in Sevilla.

Gabriela Ugalde (52), joined CCU as Chief Human Resources Officer in April 2018. Previously, she had been in charge of Organizational Development at Quiñenco S.A. since 2014. During her career she has worked for multinational and local companies, including Nestlé, S.A.C.I. Falabella, Banco Itaú and Banco Chile, where she has held management positions in the Human Resources department. She received a degree in Psychology from the Pontificia Universidad Católica de Chile and a Master’s degree from the same university.

Felipe Benavides (42), is our General Counsel, and has held the position since March 2015. He is currently a member of the board of Aguas CCU-Nestle Chile S.A., Andrimar S.A., Coralina S.A., Marzurel S.A. and Milotur S.A. in Uruguay; of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. in Paraguay; and of Bebidas Bolivianas BBO S.A. in Bolivia. Previously, he was the General Counsel at SMU S.A. since 2013. He was also a Senior Associate at Cariola, Diez, Pérez Cotapos and an International Associate for Debevoise & Plimpton LLP (New York). He received his Law degree from the Pontifica Universidad Católica de Chile and a LLM from Duke University.

Marisol Bravo (58), is our Corporate Affairs Senior Director and has been at the Company since 1991. Prior to her current position, she was Head of Special Projects. Before joining us, she was Assistant Manager of Marketing at Citicorp Mutual Funds. She received a degree in Business Administration from the Universidad de Chile.

Ronald Lucassen (53), has been the Industrial Processes Corporate Manager since May 2014. Prior to this position, Ronald worked for Heineken since January 1990. He worked in The Netherlands as Production Manager in the Zoeterwoude Brewery and as Quality Manager in Den Bosch. Subsequently he has completed a number of international assignments, working as General Manager Brewing for DB Breweries’ in New Zealand, Technical Manager of GBNC in New Caledonia, Production Manager of the Hainan Brewery in China for Asia Pacific Breweries, Supply Chain Director Czech Republic and Supply Chain Director Russia. He holds a Mechanical Engineering degree and a Master’s degree from the Technische Universiteit Delft.

Martín Rodríguez (57), is Head of the Project Management Office, since March 2015, and he is also in charge of Innovation since September 2017. He was at Quiñenco S.A. from 1999 to March 2015, as M&A Manager and Strategic Development Manager. He was a board member of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Foods Compañía de Alimentos CCU S.A. until March 2015. He received a degree in Business and Administration from the Pontificia Universidad Católica de Chile and holds a Master´s degree in Economics from the same University and an MBA from UCLA.

Antonio Cruz (36) is our Corporate Development Manager, since June 2017. He is currently member of the boards of Bebidas del Paraguay S.A., Bebidas Bolivianas BBO S.A., Alimentos Nutrabien S.A., as well as Andrimar S.A., Coralina S.A., Marzurel S.A. and Milotur S.A. in Uruguay, among others. He has been with CCU since June 2015, and before joining us, he worked at Quiñenco S.A. within its Business Development division. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile and a MBA from Columbia University in the City of New York.

Francisco Diharasarri (57), is the General Manager of CCU Chile and has been with the Company since 1985. Prior to his current position, he was General Manager of Embotelladoras Chilenas Unidas S.A. and before that he was General Manager of Cervecera CCU Chile Limitada and General Manager of Fábrica de Envases de Plásticos S.A. He is also currently Chairman of the Board of Aguas CCU-Nestlé Chile S.A., Comercial CCU S.A., Fábrica de Envases de Plásticos S.A., Foods Compañía de Alimentos CCU S.A., Alimentos Nutrabien S.A., Manantial S.A. and Bebidas Carozzi CCU SpA and is also a member of the board of CRECCU S.A., Compañía Industrial Cervecera S.A., Transportes CCU Limitada, Bebidas CCU-Pepsico SpA, Promarca S.A., among others. He received a degree in Civil Engineering from the Universidad de Chile.

Fernando Sanchis (57), is the General Manager of Companía Cervecerías Unidas Argentina S.A. and has been with us since 1995. Prior to joining us, he was Chief Financial Officer of Embochile, a former PepsiCo bottler and held the same position at Uruguay’s PepsiCo’s bottler. He is also currently a board member of Companía Cervecerías Unidas Argentina S.A. and Compañía Industrial Cervecera S.A.. He received an accounting degree from the University of Buenos Aires in Argentina.

Ludovic Auvray (47), is our Manager International Business, and has held that position since July 2015. He is Chairman of the Board of Andrimar S.A., Coralina S.A., Marzurel S.A., Milotur S.A. in Uruguay and of Bebidas del Paraguay S.A., and member of the board of Central Cervecera de Colombia S.A.S., Zona Franca Central Cervecera S.A.S. and Bebidas Bolivianas BBO S.A., among others. He has worked with Heineken since 1995 where he has held various positions in Sales and Marketing, his latest position was Global Marketing Director for Cerveza Sol and Specialty Beers in Heineken International in Amsterdam. He received an MBA from the Babson Graduate School.

Matías Bebin (35), has been the General Manager of Compañía Pisquera de Chile S.A. since January 2014. He is currently a member of the board of Transportes CCU Limitada. Prior to this position he was the Planning & Finance Manager for Compañía Pisquera de Chile S.A.. He has been with the Company since 2006, working in different subsidiaries, including Embotelladoras Chilenas Unidas S.A. and Aguas CCU-Nestlé Chile S.A. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile and a MBA from Berkeley University.

Pedro Herane (48), is the General Manager of Viña San Pedro Tarapacá S.A. since April 2013. Additionally, he is a member of the board of Viña Valles de Chile S.A., Viña Ältair S.A., Viña del Mar de Casablanca S.A., Viñas Orgánicas SPT S.A., Finca La Celia S.A. and Transportes CCU Limitada. Prior to his current position, he was in charge of the Domestic Market as Commercial Manager of Viña San Pedro Tarapacá S.A. Prior to joining us, he was Senior Group Manager at Procter & Gamble for ten years in multiple positions in Chile, Latin America and United States. He received a Bachelor’s degree in Business from University Adolfo Ibáñez in Chile and a Master’s degree in Marketing and Communications from the Paris School of Management (ESCP – EAP) in France.

Álvaro Román (45), is the General Manager of Transportes CCU Limitada, and he has held that position since May 2010. He has been with us since March 1999, where prior to his current role he held various positions in sales, marketing and business development. He received a degree in Civil Engineering from the Pontificia Universidad Católica de Chile.

Álvaro Río (57), is our General Manager of Comercial CCU S.A., and has held that position since May 2010, and as part of the Senior Management since March 2015. Also, he is currently Chairman of the board of CRECCU S.A., amongst others. He has been with CCU since 1991 holding various positions including Operational Manager of Transportes CCU Limitada and Sales Manager of Cervecería CCU Chile Limitada. He received a degree in Business Administration from Universidad Diego Portales.

Our senior managers are full time employees; therefore, they do not perform principal business activities outside us.

B.   Compensation

The board of directors’ gross compensation is determined by the shareholders at the annual shareholders’ meeting. As approved at the annual shareholders´ meeting held on April 12, 2017, the directors’ monthly remuneration, for their attendance to meetings, independent of the number of meetings held in each period, was fixed at 100 Unidades de Fomento per Director, and 200 Unidades de Fomento for the Chairman, plus an amount equivalent to 3% of the distributed dividends, for the board as a whole, at a rate of one-ninth for each director and in proportion to the time each one served as such during the year 2016. If the distributed dividends exceed 50% of the net profits, the board of directors’ variable remuneration shall be calculated over a maximum 50% of such profits. Those directors that are members of the directors committee (See Item 6.C. Board Practices – Directors Committee) receive a gross remuneration of 34 Unidades de Fomento for each meeting they attend, plus the amount that, as the percentage of the dividends, is required to complete one third of the total remuneration a director is entitled to, pursuant to Article 50 bis of Law Nº 18,046 and Regulation N° 1,956 of the SVS (currently, CMF). Directors that are members and observers of the audit committee receive a monthly gross remuneration of 25 Unidades de Fomento. The described compensation package was also approved for 2018 at shareholders’ meeting held on April 11, 2018.

In 2017, the total compensation paid by us and our subsidiaries to each of our directors for services rendered was as follows:

	Attendance	Dividend
Director	Meetings fee	Participation(1)	Total
	(in thousands of CLP)
Andrónico Luksic Craig	76,557	197,429	273,986
Marc Busain	12,070	131,619	143,689
John Nicolson(2)	-	65,810	65,810
Jorge Luis Ramos(2)	-	97,087	97,087
Francisco Pérez Mackenna	193,310	295,931	489,241
Carlos Molina Solís	187,024	273,995	461,019
Vittorio Corbo	46,874	263,239	310,113
Pablo Granifo Lavin	152,976	262,814	415,790
Jose Miguel Barros van Hövell tot Westerflier	162,132	154,971	317,103
Rodrigo Hinzpeter Kirberg	152,243	197,429	349,672
Didier Debrosse	25,577	197,429	223,006
Total	1,008,763	2,137,753	3,146,516
(1) Includes the remuneration for members of the Audit and Directors Committees.
(2) Director until April 13, 2016.

For the year ended December 31, 2017, the aggregate amount of compensation paid by us to all our Directors was CLP 3,147 million.

For the year ended December 31, 2017, the aggregate amount of compensation paid to our senior managers registered at the SVS (currently CMF) during 2017, was CLP 6,499 million. We do not and are not required under Chilean law to disclose to our shareholders or otherwise make public information as to the compensation of our individual senior managers.

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

Our Chief Executive Officer and other senior managers are appointed by the board of directors and hold office at the discretion of the board of directors. There are regularly scheduled meetings of the board of directors once a month; extraordinary meetings are specially summoned by the Chairman, at the request of one or more board members where prior qualification of the necessity of such meeting has been met and, in any case, if requested by the absolute majority of the directors. The board of directors does not have an executive committee.

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

According to the Chilean Securities Market Law and the Chilean Corporations Act, corporations whose market capitalization reaches or exceeds 1.5 million Unidades de Fomento (as of March 31, 2018 approximately CLP 40,450 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares, shall designate a “comité de directores” or “directors committee” and appoint at least one independent director. The directors committee shall be composed of three members and at least one member shall be independent. If the market capitalization or stock percentage falls below this threshold, the obligation to designate a directors committee no longer applies. However, corporations which do not meet these requirements may voluntarily assume the obligations concerning the directors committee, in which case they shall strictly follow the provisions of the Chilean Corporations Act.

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

Regarding related party transactions mentioned in the third bullet point above, Chapter XVI of the Chilean Corporations Act applies to open stock corporations and its subsidiaries, while dispositions of Articles N° 44, 89 and 93 of the Chilean Corporations Act, are applicable only to close corporations, which are not subsidiaries of an open stock corporation. See “Item 7: Major Shareholders and Related Party Transactions”.

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

At the board meeting held on April 13, 2016, following the election of a new board of directors at the shareholders’ meeting held the same day, Mr. Vittorio Corbo, elected as independent director in accordance with Article N° 50 bis of the Chilean Corporations Act, appointed Messrs. Carlos Molina and Francisco Pérez as members of our directors committee in accordance with the above-referenced law.

The members of the directors committee receive a remuneration the amount of which is established annually by the shareholders, taking into consideration the duties that the directors committee members shall perform, which shall not be less than a third of the remuneration of a director. The gross remuneration of our directors committee members, as approved at the shareholders’ meeting of the Company held on April 11, 2018, is 34 Unidades de Fomento (as of March 31, 2018, approximately CLP 916.9 thousand) per attendance at a directors committee meeting plus the amount required to complete the remaining third of the remuneration of a director. The same remuneration package was approved for 2016 and 2017, at the shareholders’ meetings of the Company held on April 13, 2016 and April 12, 2017, respectively.

The shareholders shall determine the budget of the directors committee and those of its advisors, which, pursuant to Chilean Corporations Act, shall not be less than the aggregate amount of the annual remuneration of the committee members. The directors committee shall be allowed to request the recruitment of professionals to fulfill its duties within the limits imposed by the budget. The activities of the directors committee, the annual report of the performance of its duties and its expenses, including its advisors’ expenses, shall be included in the annual report and conveyed to the shareholders. The budget of the directors committee and its advisors, approved at the shareholders’ meeting of the Company held on April 11, 2018, shall be equal to the aggregate amount of the annual remuneration of the committee members.

Audit Committee

In accordance with provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) and the corporate governance rules of the New York Stock Exchange (“NYSE Rules”) applicable to us as a foreign private issuer with securities listed on a U.S. national exchange, we have an audit committee.

At the board of directors´ meeting held on April 13, 2016, following the election of a new board at the shareholders´ meeting held the same day, the board of directors appointed directors Messrs. Vittorio Corbo and Carlos Molina to our audit committee. Messrs. Corbo and Molina meet the independence criteria under the Exchange Act and under the NYSE Rules. The board of directors also resolved that directors Messrs. José Miguel Barros and Francisco Pérez shall participate in the audit committee’s meetings as observers.

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

As approved at the shareholders’ meetings of the Company held on April 12, 2017 and April 11, 2018, members and observers of the audit committee receive a monthly gross remuneration of UF 25. The total annual budget for operating cost and advisors of the audit committee, approved at the shareholders’ meetings referred to above, amounts to 2,000 Unidades de Fomento.

D.   Employees

The following table shows the breakdown of our employees by operating segments as of December 31 for each of the years listed below:

	2015	2016	2017

Chile	4,547	4,567	4,635
International Business	1,938	1,990	2,030
Wine	1.250	1,264	1,242
Others (1)	365	365	363
Total	8,100	8,186	8,270

(1)     Includes corporate head office functions only.

All employees whose contracts are terminated for reasons other than misconduct are entitled by law to receive a severance payment. In the last three years, we made severance payments in the amounts of  CLP 6,078 million, CLP 10,342 million and CLP 7,958 million, respectively.

In Chile, permanent employees are entitled to the basic payment, as required by law, of one month’s salary for each year, or six-month portion thereof, worked. This condition is subject to a limitation of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981. Severance payments to employees hired before August 14, 1981 are not subject to this limitation. Our employees who are subject to collective bargaining agreements have a contractual benefit to receive a payment in case of resignation, consisting of a payment of one monthly base salary for each full year worked, not subject to a limitation on the total amount payable but subject to a limitation on the total number of employees who can claim the severance benefit during any one year. In 2017, we laid off 550 employees.

Chile Operating segment, Wine Operating segment and Other

In the Chile and Wine Operating segments and Other, as of December 31 of the last three years, we had a total of 6,162, 6,196 and 6,240 permanent employees, respectively. As of December 2017, 3,769 were represented by 45 labor unions. The average tenure of our permanent employees was approximately eight years.

Unionized employees represent approximately 58% of our total permanent workforce. Our management believes it generally has a good relationship with the labor unions representing our employees.

During 2017, 1,535 employees renewed their collective contracts, most of them for a period of two years.

We do not maintain any pension fund or retirement program for our employees. Workers in Chile are subject to a national pension fund law which establishes a system of independent pension plans, administered by Administradoras de Fondos de Pensiones (“AFPs”). We have no liability for the performance of the pension plans or any pension payments to be made to our employees.

In addition to our permanent work force, as of December 31, 2017, we had 378 temporary employees, who were hired for specific time periods to satisfy short-term needs.

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

In Argentina, unionized employees represent approximately 70% of our total permanent workforce, moreover in Uruguay this number represent 59% of our total permanent workforce.

In addition to our permanent work force, as of December 31, 2017, we had 267 temporary employees, who were hired for specific time periods to satisfy short-term needs.

E.   Share Ownership

Except as disclosed in “Item 7: Major Shareholders and Related Party Transactions – Major Shareholders”, as of March 31, 2018, our senior management and our board members in the aggregate directly owned less than one percent of our shares.

We do not maintain stock option or other programs involving our employees in the capital of the Company.

ITEM 7: Major Shareholders and Related Party Transactions

A.   Major Shareholders

Our only outstanding voting securities are our shares of our common stock. The following table sets forth information concerning the ownership of our common stock as of March 31, 2018:

	Number of shares owned	Ownership %

INVERSIONES Y RENTAS S.A. (“IRSA”) (1)	196,421,725	53.158%
INVERSIONES IRSA LIMITADA(1)	25,279,991	6.842%
Controlling Shareholders	221,701,716	60.000%

J P MORGAN CHASE BANK (ADRs)	65,393,363	17.698%

BANCO ITAU CORPBANCA POR CTA. DE INVERSIONISTAS EXTRANJEROS	16,357,132	4.427%
BANCO SANTANDER POR CUENTA DE INV. EXTRANJEROS	11,711,225	3.169%
BANCO SANTANDER-HSBC BANK PLC LONDON CLIENT ACCOUNT	1,960,238	0.531%
BANCO DE CHILE POR CUENTA DE TERCEROS NO RESIDENTES	32,893,283	8.902%
Custodian banks	62,921,878	17.029%

AFPs as a group (Chilean pension funds)	2,355,297	0.637%

Our directors and senior management as a group(2)	14,897	0.004%

Other	17,115,721	4.632%

Total	369,502,872	100.000%
(1) Inversiones y Rentas S.A. owns 99.9999% of Inversiones IRSA Limitada’s equity.

(2) Does not include the 221,701,716 shares of our common stock owned, directly and indirectly, by Inversiones y Rentas S.A., which is 50% beneficially owned by Quiñenco, holding company of the Luksic Group, as discussed below, which is controlled by the Luksic family. Andrónico Luksic, our Director, is a member of the Luksic family.

To the best of our knowledge our beneficial shareholders who, directly or indirectly, own more than 5% of the outstanding shares of our common stock are IRSA with 60.00% and Commonwealth Bank of Australia with 5.30% (according to the Schedule 13G filed on February 13, 2018, stating a holding of 19,581,741 shares, as of December 31, 2017).

CCU is controlled by IRSA, which owns, directly and indirectly, 60.0% of the shares of our common stock. IRSA is a Chilean corporation owned 50% by Quiñenco, which is a holding company of the Luksic Group, and 50% by Heineken Chile Ltda., a subsidiary of Heineken International. IRSA directly owns 196,421,725 shares of our common stock and, indirectly, through Inversiones IRSA Limitada, 25,279,991 additional shares of our common stock.

The shareholders of IRSA, Quiñenco S.A. and Heineken Chile Limitada, signed a Shareholders' Agreement, which was then registered in the Depósito Central de Valores (“DCV”). The agreement restricts IRSA’s shareholders, Quiñenco and Heinenken, from independently acquiring shares of CCU, with the exception of acquiring shares through IRSA. This Shareholders’ Agreement also restricts the shareholders of IRSA from freely selling CCU’s shares, as it imposes preferential rights, among other restrictions.

As of March 31, 2018, JPMorgan Chase Bank N.A. (“JPMorgan”), the Depositary for our ADR facility, was the record owner of 65,393,363 shares of our common stock (17.70% of the outstanding common stock) deposited in our ADR facility.

As of March 31, 2018, we had 3,930 shareholders of record. All shareholders have equal voting rights. It is not practicable for us to determine the number of our ADSs or our common shares beneficially owned in the United States as the Depositary for our ADSs only has knowledge of the record holders, including the Depositary Trust Company and its nominees. As a result, we are not able to ascertain the domicile of the final beneficial holders represented by the one ADS record holder in the United States. Likewise, we cannot readily determine the domicile of any of our foreign shareholders who hold our common stock, either directly or indirectly.

To our knowledge, none of our common stock is currently owned by governmental entities. Our common stock is listed and traded on the principal Chilean stock exchanges.

B.   Related Party Transactions

Regarding related party transactions, Chapter XVI of the Chilean Corporations Act is applicable to open stock corporations and their subsidiaries, while Articles 44, 89 and 93 are only applicable to closed corporations which are not subsidiaries of an open stock corporation.

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

The CMF may presume that any individual or corporate entity is related to a company if, because of relationships of equity, administration, kinship, responsibility or subordination, the person:

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

Additionally, pursuant to Article 147 of Chapter XVI of the Chilean Corporations Act, an open stock corporation shall only be entitled to enter into a related-party transaction when it is in the interest of the company, the price, terms and conditions are similar to those prevailing in the market at the time of its approval and the transaction complies with the requirements and procedures stated below:

1.  The directors, managers, administrators, principal executive officers or liquidators that have an interest or that take part in negotiations conducive to the execution of an arrangement with a related party of the open stock corporation, shall report it immediately to the board of directors or whomever the board designates. Those who breach this obligation will be jointly liable for damages caused to the company and its shareholders.

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

The reports of the independent advisors shall be made available to the shareholders by the board on the business day immediately following their receipt by the company, at the company’s business offices and on its internet site, for a period of at least 15 business days from the date the last report was received from the independent advisor, and such arrangement shall be communicated to the shareholders by means of a “Relevant Fact” (Communication sent to the CMF and the stock markets in Chile).

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

Notwithstanding the above, the following related party transactions may be executed, pursuant to letters a), b) and c) of Article 147 of the Chilean Corporations Act, without complying with the requirements and procedures stated above, with prior authorization by the board:

1.   Transactions that do not involve a “material amount”. For this purpose, any transaction that is both greater than 2,000 Unidades de Fomento (as of March, 31, 2018, approximately CLP 53.9 million) and in excess 1% of the corporation’s equity, or involving an amount in excess of 20,000 Unidades de Fomento (as of March 31, 2018, approximately CLP 539.3 million) shall be deemed to involve a material amount. All transactions executed within a 12 month period that are similar or complementary to each other, with identical parties, including related parties, or objects, shall be deemed to be a single transaction.

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

The usual practice policy adopted by the board of directors in the meeting held on January 13, 2010, as amended on July 6, 2011 and July 5, 2016, remains available to shareholders at the Company’s offices in Avenida Vitacura N° 2670, 23rd Floor, Santiago, Chile, and on the web site www.ccu.cl. The foregoing website is provided for informational purposes only, and the information thereon is not incorporated into this annual report.

In the ordinary course of business, we engage in a variety of transactions with some of our affiliates and related parties. Financial information concerning these transactions is set forth in Note 11 to our consolidated financial statements.

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

We engage in a variety of transactions with affiliates of the Luksic Group and Heineken, the beneficial owners of IRSA, as well as with other shareholders of ours. Currently, Quiñenco and Heineken Chile Ltda., a Chilean limited corporation controlled by Heineken Americas B.V., are the only shareholders of IRSA, each with a 50% equity interest See “Item 4: Information on the Company – C. Organizational Structure”.

On November 30, 2005, we and Heineken Brouwerijen B.V. amended the license and technical assistance agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina commencing June 18, 2003. These agreements have an initial term of 10 years beginning in June 2003, renewable for subsequent periods of five years. See “Item 4: Information on the Company – Business Overview – Our Beer Chile business– Beer Production and Marketing in Chile” and “Item 4: Information on the Company – B. Business Overview – Production and Marketing – International Business Operating segment”.

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

On November 29, 2012, CICSA and Heineken Brouwerijen B.V. signed the Trademark License Agreement which provides us with the exclusive rights to produce, sell and distribute Heineken beer in Paraguay. This agreement has an initial term of ten years, and will be automatically renewed for a five years period unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

On September 28, 2012, CICSA and Amstel Brouwerij B.V. signed the Trademark License Agreement which provides with the exclusive rights to produce, sell and distribute Amstel beer in Argentina. This agreement has an initial term of ten years, and will be automatically renewed for a ten years period unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

On June 4, 2013, CICSA, Milotur and Heineken Brouwerijen B.V. signed the Trademark License Agreement, which provides us with the exclusive rights to produce, sell and distribute Heineken beer in Uruguay, in force as of May 1, 2013. This agreement has an initial term of ten years, and automatically renews on January 1 of each year for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

On July 15, 2015, CICSA, BBO and Heineken Brouwerijen B.V. signed the Ancillary Trademark License Agreement, which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Bolivia, in force as of January 1, 2015. This agreement has an initial term of ten years, and will be automatically renewed for a five-year period unless any party gives notice of its decision not to renew, in which case the agreement will be in force until the last renewal period expires.

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

On January 28, 2015, a Trade Mark License Agreement (TMLA) was executed between our subsidiary Cervecería CCU and Heineken Brouwerijen B.V. to produce, sell and distribute beer under the brand name SoL in Chile. The TMLA contemplates a ten-year term as of July 1, 2014 and shall each year (as of July 1st) automatically be renewed for a new period of ten years, unless any party has given notice in writing of its decision not to renew.

On March 23, 2015, CICSA and Heineken Brouwerijen B.V. signed the Trademark License Agreement which provides with the exclusive rights to produce, sell and distribute Sol beer in Argentina. This agreement has an initial term of ten years, and will be automatically renewed for a ten years period unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

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

Our principal transactions with related parties for the twelve-month period ended December 31, 2017, are detailed below:

Company	Relationship	Transaction	Amount (in millions of CLP)

Heineken Brouwerijen B.V.	Related to the controlling shareholder	Products sale/license/technical assistance/billed services/purchase of products	12,371
Amstel Brouwerijen B.V.	Related to the controller	License and technical assistance	212
Inversiones y Rentas S.A.	Shareholder	Dividends paid/Office rental	34,643
Inversiones Irsa Ltda.	Shareholder	Dividends paid	4,457
Inversiones PFI Chile Ltda.	Shareholders of subsidiary	Purchase of products/Billed services	11,555
Nestlé Chile S.A.	Shareholders of subsidiary	Dividends paid	4,158
Cervecería Kunstmann Ltda.	Shareholders of subsidiary	Products sales/billed services	688
Cervecera Valdivia S.A.	Shareholders of subsidiary	Dividends paid	818
Comercial Patagona Ltda.	Subsidiary joint venture	Products sales/billed services	5,163
Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Shareholders of subsidiary	Loan/purchase grape/products sale/dividends paid	5,033
Compañía Chilena de Fósforos S.A.	Shareholders of subsidiary	Dividends paid	980
Cervecería Austral S.A.	Joint venture	Sales of products/purchase of products/billed services/dividends received	9,393
Banco de Chile	Related to the controlling shareholder	Sale of products/derivatives/investments/billed services	64,324
Foods Compañía de Alimentos CCU S.A.	Joint venture	Services/products sales/purchase of products/consignments/remittance paid	3,692
Canal 13 SpA.	Parent company related	Advertising	2,064
Banchile Corredores de Bolsa S.A.	Parent company related	Financial investments	590,560
Bebidas Bolivianas BBO S.A.	Associated	Sales of product	426
Central Cervecera de Colombia S.A.S.	Joint operation	Contribution of capital	28,233
Zona Franca Central Cervecera S.A.S.	Joint operation	Contribution of capital	21,080
Viña Tabalí S.A.	Related to the controller	Billed services	86
Inversiones Enex S.A	Shareholder to controller	Sales of products	1,445
Americas Distilling Investments	Associated of subsidiary	Contribution of capital	1,044
Societé des Produits Nestlé S.A.	Shareholders of subsidiary	Royalty	410
Empresa Nacional de Energía Enex S.A.	Parent company related	Billed services	559
Transbank S.A.	Parent company related	Sales commission	77
Radiodifusión SpA.	Parent company related	Billed services	392

See Note 11 to our Consolidated Financial Statements for detailed information.

C.   Interests of Experts and Counsel

Not applicable.

ITEM 8: Financial Information

A.   Consolidated Statements and Other Financial Information

See “Item 18: Financial Statements” and “Item 19: Exhibits” for the Company's Financial Statements and notes, audited by PricewaterhouseCoopers Consultores, Auditores SpA.

Wine Exports

We, through our subsidiary VSPT, exported wine to more than 80 countries in 2017. VSPT is the second-largest wine exporter in Chile. See “Item 4: Information on the Company – Business Overview – Operating Segments Information – Our Wine Operating Segment”.

The following table presents our total wine exports by volume and sales, as of December of the last three years as percentage of consolidated volume and sales for the last three years:

	2015	2016	2017

Exports (thousands of liters) (1)	75,788	77,927	75,462
% of total consolidated sales volume	3.17%	3.14%	3.04%

Exports (CLP million) (1)	123,544	131,168	127,962
% of total consolidated sales	8.25%	8.41%	8.21%
(1) Includes Argentinean operations and bulk wine.

Legal Proceedings

Nothing to report.

Dividend Policy and Dividends

Our dividend policy is reviewed and established from time to time by our board of directors and reported during our annual ordinary shareholders’ meeting, which is generally held in April of each year. Each year our board of directors must submit its proposal for a final dividend for the preceding year for shareholder approval at the annual ordinary shareholders’ meeting. As required by the Chilean Corporations Act, we must distribute a cash dividend in an amount equal to at least 30% of our Net income for that year, after deducting any accumulated losses from previous years, unless otherwise decided by unanimous vote of the issued shares of our common stock. Our board of directors has the authority to pay interim dividends during any one fiscal year, to be charged against the earnings of that year.

Our board of directors announced at our annual ordinary shareholders’ meeting held on April 12, 2017, its dividend policy for future periods, authorizing the distribution of cash dividends in an amount at least equal to 50% of our Net income of the year attributable to equity holders of the parent company under IFRS for the previous year. Our dividend policy is subject to change in the future due to changes in Chilean law, capital requirements, economic results and/or other factors. During our annual ordinary shareholders’ meeting held on April 12, 2017, a dividend of CLP 110.32236 per share of common stock (CLP 220.64472 per ADS using the ratio as of December 20, 2012 of 1 ADS to 2 common shares) was approved, in addition to the interim dividend of CLP 66 per share of common stock (CLP 132 per ADS) distributed in January 6, 2017. Together, these dividend payments amounted to CLP 65,152 million, representing 55.0% of the “Net income of the year attributable to equity holders of the parent company” for 2016.

Dividends are paid to shareholders of record on midnight of the fifth business day, including Saturdays, preceding the date set for payment of the dividend. The holders of ADSs on the applicable record dates are entitled to dividends declared for each corresponding period.

The board of directors, in its meeting held on December 6, 2017, approved the distribution, with a charge to 2017’s Net income attributable to equity holders of the parent company, of an interim dividend of CLP 70 per share of common stock (CLP 140 per ADS), totaling CLP 25,865,201,040, which was paid on January 5, 2018. Additionally, the board of directors, in its meeting held on March 7, 2018, resolved to propose to the next ordinary shareholders meeting, the distribution, with a charge to 2017’s Net income attributable to equity holders of the parent company, of a final dividend of CLP 108.88833 per share of common stock (CLP 217.77666 per ADS). The proposal, representing a total payment of CLP 40,234,550,662, was approved at our last annual ordinary shareholders’ meeting held on April 11, 2018 and the final dividend was paid as of April 26, 2018 to shareholders of record at midnight on April 20, 2018.

The following table sets forth the amounts of interim and final dividends and the aggregate amounts of such dividends per share of common stock and per ADS in respect of each of the years indicated:

Year ended	CLP Per share (1)			USD Per ADS (2)
December 31	Interim	Final (3)	Total	Interim	Final (3)	Total
2013	63	103.49	166.49	0.24	0.37	0.61
2014	63	98.78	161.78	0.21	0.32	0.52
2015	66	97.47	163.47	0.18	0.29	0.47
2016	66	110.32	176.32	0.20	0.33	0.53
2017	70	108.89	178.89	0.23	0.36	0.59
(1) Interim and final dividend amounts are expressed in historical pesos

(2) U.S. dollars per ADS dividend information serves reference purposes only we pay all dividends in Chilean pesos. The amounts shown above have been adjusted to reflect this change. The Chilean peso amounts as shown here have been converted into U.S. dollars at the respective observed exchange rate in effect at each payment date. Note: The Federal Reserve bank of New York does not report a noon buying rate for Chilean pesos.

(3) The final dividend with respect to each year is declared and paid within the first five months of the subsequent year.

Pursuant to current Chilean foreign exchange regulations, a shareholder who is not a resident of Chile does not need to be authorized as a foreign investor in order to receive dividends, sale proceeds or other amounts with respect to its shares remitted outside Chile, but the investor must inform the Central Bank about any such transactions and must remit foreign currency through the Formal Exchange Market. See “Item 10. Additional Information – D.Exchange Controls” for additional information on how ADR holders may remit currency outside Chile. Dividends received in respect of shares of common stock by holders, including holders of ADRs who are not Chilean residents, are subject to Chilean withholding taxes. See “Item 10: Additional Information – E.Taxation”.

B.   Significant Changes

Nothing to report.

ITEM 9: The Offer and Listing

A.   Offer and Listing Details

For the periods indicated, the table below sets forth the reported high and low closing sales prices for the common stock on the Stock Exchanges in Chile as well as the high and low sales prices of the ADSs as reported by the NYSE:

Santiago Stock Exchange			NYSE
(per share of common stock)			(per ADS)
	High	Low	High	Low
	(CLP)	(CLP)	(CLP)	(CLP)
Years
2013	8,094	5,900	34.91	22.89
2014	6,900	5,600	24.22	17.89
2015	8,784	5,479	25.27	17.73
2016	8,120	6,500	24.17	18.78
2017	9,300	6,820	29.72	20.31
2018 (through Mar. 31)	9,300	7,890	30.35	27.27
2016
1st quarter	7,875	6,502	22.87	18.78
2nd quarter	8,120	7,128	24.12	19.85
3rd quarter	7,810	6,530	24.17	19.31
4th quarter	7,250	6,500	21.85	19.49
2017
1st quarter	8,449	6,820	25.46	20.31
2nd quarter	9,120	8,236	27.28	25.16
3rd quarter	9,190	8,220	28.22	25.40
4th quarter	9,300	8,000	29.72	25.03

Last six months
October 2017	9,205	8,485	28.85	26.54
Novembre 2017	9,206	8,050	28.72	25.27
December 2017	9,300	8,000	29.72	25.03
January 2018	9,210	8,250	30.35	28.31
February 2018	9,060	8,205	29.78	27.44
March 2018	8,977	7,890	29.68	27.27

Significant trading suspensions of the Company's stock have not occurred in the last three years.

B.   Plan of distribution

Not applicable.

C.   Markets

Our common stock is currently traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaíso Stock Exchange under the symbol “CCU”. The Santiago Stock Exchange accounted for approximately 88.3%, 87.4% and 86.4% of the trading volume of our common stock in Chile in the last three years, respectively. The remaining 11.7%, 12.6% and 13.6% respectively, was traded mainly on the Chile Electronic Stock Exchange. Shares of our common stock were traded in the United States on the NASDAQ Stock Market between September 24, 1992 and March 25, 1999 and on the NYSE since March 26, 1999, in the form of ADSs, under the symbol “CCU”, with such ADSs being evidenced by ADRs, which until December 20, 2012, had each represented five shares of our common stock. Starting on December 20, 2012, the ratio was changed so that each ADS represented two shares of our common stock. The ADSs are issued under the terms of a deposit agreement dated September 1, 1992, as amended and restated on July 31, 2013, among us, JPMorgan, as depositary, and the holders from time to time of the ADSs.

The trading volume of our ADSs in the NYSE in the last three years is as follows:

Year	Quarter	Traded Volume (thousands of ADS)

2015	1st quarter	8,464
	2nd quarter	8,133
	3rd quarter	8,730
	4th quarter	9,338
	Total	34,666

2016	1st quarter	10,853
	2nd quarter	10,121
	3rd quarter	16,093
	4th quarter	15,288
	Total	52,355

2017	1st quarter	11,269
	2nd quarter	13,193
	3rd quarter	9,606
	4th quarter	11,597
	Total	45,665

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

Registration and corporate purposes. We are a public corporation (sociedad anónima abierta) organized by means of a public deed dated January 8, 1902, executed before the notary public of Valparaíso, Mr. Pedro Flores, and our existence was approved by Supreme Decree N° 889 of the Treasury Department, dated March 19, 1902, both of which were recorded on the reverse of folio 49, N° 45 of Valparaíso’s Registry of Commerce for 1902, and published in Chile’s Official Gazette on March 24, 1902. We were recorded on March 8, 1982, at Chile’s Securities Registry of the CMF under N° 0007.

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

Under Chilean law, certain provisions affect any existing or prospective holder of securities as a result of the shareholder owning a substantial number of shares. The Chilean Securities Market Law, establishes that (a) any person who, directly or indirectly, owns 10% or more of the subscribed capital of an open stock corporation (the “majority shareholders”) or that, as a consequence of an acquisition of shares, attains such percentage, and (b) all directors, liquidators, principal executive officers, administrators and managers of such corporations, regardless of the number of shares they possess, either directly or indirectly, must report any purchase or sale of shares to the CMF and to each of the stock exchanges in Chile where such corporation has securities listed, the day immediately following the execution of the transaction, through the technological means authorized by the CMF. This obligation shall also apply to the acquisition or sale of contracts or securities, the price or result of which is dependent upon or is conditioned on, in whole or in a relevant part, the fluctuation or evolution of the price of such shares. In addition, majority shareholders must inform the CMF and the stock exchanges with respect to whether the purchase is aimed at acquiring control of the corporation or just as a financial investment.

The Chilean Securities Market Law also provides that when one or more persons intend to take over a corporation subject to oversight by the CMF, they must give prior public notice. This notice must include the price to be offered per share and the conditions of the proposed transaction, including the expected manner of acquiring the shares.

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

Extraordinary shareholders' meetings may be held at any time, when required by corporate necessity. During extraordinary meetings, determinations are made relating to any matter which the law or the Company's bylaws reserve for consideration by such extraordinary meetings, which matters shall be expressly set forth in the relevant summons. When in an extraordinary shareholders' meeting determinations relating to matters specifically reserved to annual meetings must be made, the operation and decisions of such extraordinary meeting will follow the requirements applicable to annual meetings. The following matters, are specifically reserved for extraordinary meetings:

•	dissolution of the corporation;
•	transformation, merger or spin-off of the corporation and amendments to its bylaws;
•	issuance of bonds or debentures convertible into stock;
•	the disposition of 50% or more of the corporate assets, whether or not liabilities are also transferred, to be determined according to the balance sheet of the previous fiscal year, or the proposal or amendment of any business plan that contemplates the transfer of assets exceeding said percentage, the disposition of 50% or more of the corporate assets of a subsidiary, which represent at least 20% of the assets of the corporation, as well as any disposition of shares which results in the parent company losing its status of controlling shareholder; and
•	guarantees of third parties' obligations, except when these third parties are subsidiary companies (in which case approval of the board of directors will suffice).

In addition to the above, annual and extraordinary shareholders' meetings must be called by the board of directors in the following circumstances:

•	when requested by shareholders representing at least 10% of issued stock with voting rights regarding closed corporations; and
•	when required by the CMF, notwithstanding its right to call such meeting directly.

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

Article 14 of the Chilean Corporations Act forbids open stock corporations from including in their bylaws any provisions restricting the free transferability of stock. However, shareholders may enter into a private agreement on this matter, but, in order for these agreements to be effective against the company and third parties, they must be recorded by the corporation and thus made available to any interested third parties. See “Item 6: Directors, Senior Management and Employees – A. Directors and Senior Management”.

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

E.   Taxation

Chilean Tax Considerations

The following discussion is based on certain Chilean income tax laws presently in effect, including Rulings N°324 of January 29, 1990, and N°3,708 of October 1, 1999 of the Chilean Internal Revenue Service and other applicable regulations and rulings. The discussion summarizes the principal Chilean income tax consequences of an investment in the ADSs or shares of common stock by an individual who is not domiciled in or a resident of Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile which we refer to as a foreign holder. For purposes of Chilean law, an individual holder is a resident of Chile if he or she has resided in Chile for more than six consecutive months in one calendar year or for a total of more than six months in two consecutive tax years. An individual holder is domiciled in Chile if he or she resides in Chile with the purpose of staying in Chile (such purpose to be evidenced by circumstances such as the acceptance of employment within Chile or the relocation of his or her family to Chile). This discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation. Neither is it intended to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs and does address all of the tax consequences that may be relevant to specific holders in light of their particular circumstances. Holders of shares and ADSs are advised to consult their own tax advisors concerning the Chilean or other tax consequences relating to the ownership of shares or ADSs.

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

Cash dividends and Other Distributions. Cash dividends paid by us with respect to the ADSs or shares of common stock held by a foreign holder will be subject to a 35.0% withholding tax, which is withheld and paid by us (the “Chilean Withholding Tax”). A credit against the Chilean Withholding Tax is available based on the level of corporate income tax, or first category tax, actually paid by us on the taxable income to which the dividend is imputed; however, this credit does not reduce the Chilean Withholding Tax on a one-for-one basis because it also increases the base on which the Chilean Withholding Tax is imposed. The modifications incorporated to the Chilean income tax law by Act N° 20,780 enacted on September 29, 2014, and Act. N° 20,899 enacted on February 1st, 2016, provide for the "Partially Integrated System” for corporate tax, implementing a gradual increase in the First Category Income tax rate, going from 25.5% for the 2017 tax year and to 27% starting the 2018 tax year.

The corporate income tax is a credit for shareholders resident or domiciled in countries that have a Convention for the Avoidance of Double Taxation in force with Chile. This benefit is extended to countries that have signed a Convention for the Avoidance of Double Taxation with Chile before January 1, 2019, even if the Convention has not yet entered into force until December 31, 2021 as a limit. This is the case for the United States of America.

For other no resident shareholders, the credit for the corporate tax paid on such income may be used with a limit of 65% of its amount. In these cases, the effective rate will be 43.93% for the 2017 tax year and 44.45% from 2018 thereafter.

The foregoing tax consequences apply to cash dividends paid by us. Dividend distributions made in property (other than shares of common stock) will be subject to the same Chilean tax rules as cash dividends.

Capital Gains. Gain realized on the sale, exchange or other disposition by a foreign holder of ADSs (or ADRs evidencing ADSs) will not be subject to Chilean taxation, provided that such disposition occurs outside Chile or that it is performed under the rules of Title XXIV of the Chilean Securities Market Law, as amended by Law N° 19,601, dated January 18, 1999. The deposit and withdrawal of shares of common stock in exchange for ADRs will not be subject to any Chilean taxes, according to Rulings N° 1,705 of May 15, 2006 and N° 2,144 of October 3, 2013.

From January 1, 2017, gains obtained from the sale or exchange of shares of common stock ( as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a foreign holder will be subject to both the first category tax and the Chilean Withholding Tax (the former being creditable against the latter), according to new Article 17 N° 8 of the Chilean Income Tax Law, effective as of January 1, 2017. The taxation with the alternative regime of first category as a sole tax was derogated since December 31st, 2016.

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

To the extent that our shares are actively traded on a Chilean stock exchange, foreign institutional investors who acquire our shares may benefit from a tax exemption included in an amendment to the Chilean Income Tax Law, Law Nº 19,738 published on June 19, 2001, as amended by Law Nº 20,448 published on August 13, 2010. The amendment established an exemption for the payment of income tax by foreign institutional investors, such as mutual funds, pension funds and others, that obtain capital gains in the sales through a Chilean stock exchange, a tender offer or any other system authorized by the CMF, of shares of publicly traded corporations that are significantly traded in stock exchanges.

A foreign institutional investor is an entity that is either:

  a fund that makes public offers of its shares in a country which public debt has been rated investment grade by an international risk classification agency qualified by the CMF;
  a fund that is registered with a regulatory entity of a country which public debt has been rated investment grade by an international risk classification agency qualified by the CMF, provided that the investments in Chile, including securities issued abroad that represent Chilean securities, held by the fund represent less than 30.0% of its share value;
  a fund that holds investments in Chile that represent less than 30.0% of its share value, provided that it proves that no more that 10.0% of its share value is directly or indirectly owned by Chilean residents;
  a pension fund that is exclusively formed by individuals that receive their pension on account of capital accumulated in the fund;
  a fund regulated by Law Nº 18,657, or the Foreign Capital Investment Funds Law, in which case all holders of its shares must reside abroad or be qualified as local institutional investors; or
  any other institutional foreign investor that complies with the characteristics defined by a regulation with the prior report of the CMF and the Chilean Internal Revenue Service.

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

It is important to take into account that Article 106 of the Chilean Income Tax Law that contains the mentioned exemption was abrogated by Act N° 20,712 enacted on December 24, 2013. Transitional Article 5 of Act N° 20,712 indicate that the funds regulated by Law N° 18,657 will maintain the applicable tax regime of Article 106, allowing the distribution of profits established in Article 106, as long as they do not transform into one of the funds created by Act. N° 20,712.

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

  on a local stock exchange or any other stock exchange authorized by the CMF or in a tender offer process according to Title XXV of the Chilean Securities Market Law, so long as the shares (a) were purchased on a public stock exchange or in a tender offer process pursuant to Title XXV of the Chilean Securities Market Law, (b) are newly issued shares issued in a capital increase of the corporation, or (c) were the result of the exchange of convertible bonds (in which case the option price is considered to be the price of the shares). In this case, gains exempted from Chilean taxes shall be calculated using the criteria set forth in the Chilean Income Tax Law; or
  within 90 days after the shares would have ceased to be significantly traded on stock exchange. In such case, the gains exempted from Chilean taxes on capital gains will be up to the average price per share of the last 90 days. Any gains above the average price will be subject to the first category tax.

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

This summary does not purport to address all the material U.S. federal income tax consequences that may be relevant to the holders of the common stock or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real-estate investment trusts, partnerships and other pass-through entities, U.S. expatriates, investors that own or are treated as owning 10% or more of our stock by either vote or value, certain taxpayers who file applicable financial statements required to recognize income when the associated revenue is reflected on such financial statements, investors that hold the common stock or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction and persons whose functional currency is not the U.S. dollar) may be subject to special tax rules.

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

Under current law, the U.S. dollar amount of dividends by an individual with respect to the ADSs will be subject to taxation at a reduced rate if the dividends represent “qualified dividend income”. Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2017 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2018 taxable year. Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) tax year.

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

“Specified Foreign Financial Asset” Reporting

Owners of “specified foreign financial assets” with an aggregate value in excess of USD 50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their U.S. federal income tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.

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

Qualitative Information About Market Risk

Interest Rate Risk

As of December 31, 2017, we had a total of CLP 6,561 million in debt indexed to variable interest rates (CLP 8,696 million as of December 31, 2016). Consequently, as of December 31, 2017, our financing structure consisted (without taking into account the cross currency interest rate swaps and cross interest rate swaps effects) of 3% (5% as of December 31, 2016) of debt with variable interest rates, and 97% (95% as of December 31, 2016) of debt with fixed interest rates.

To manage the interest rate risk, we have an interest rate administration policy that intends to reduce the volatility of our financial expenses, and to maintain an ideal percentage of our debt in fixed interest rate instruments. The financial position is mainly set by the use of short-term and long-term debt, as well as derivative instruments such as cross currency interest rate swaps and cross interest rate swaps.

As of December 31, 2017, after considering the effect of cross currency interest rate swaps and cross interest rate swaps, 99% (97% as of December 31, 2016) of our debt had fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2017, including exchange rates, interest rates, maturities and effective interest rates are detailed in Note 21 to our audited financial statements included elsewhere in this annual report.

Commodity and Raw Material Price Sensitivity

The principal commodity price risk faced by us relate to fluctuations in: 1) prices and supply of barley, malt and cans, which we use for the production of beer, 2) prices of concentrates, sugar and plastic resin, which we use for the production and packaging of soft drinks, and 3) prices of bulk wine and grapes, which we use for the manufacturing of wine and spirits.

Barley, malt and cans. In Chile, we obtain our supply of barley (until 2016) and malt from local producers and in the international market. Long-term supply agreements are entered into with local producers, where the barley price is set annually according to the market price, which is used to determine the malt price as per the agreements’ algorithms. The purchases and commitments expose the Company to risk regarding the fluctuation of commodity prices.

During 2017, we purchased 68,000 tons of malt (61,753 tons in 2016) and did not purchase barley (13,914 tons in 2016). CCU Argentina acquires malt mainly from local producers. Such raw materials represent approximately 6% (7% in 2016 and 9% in 2015) of the direct cost for the Chile Operating segment.

Of the cost of Chile Operating segment, the cost of cans represents approximately 12% of the direct cost (15% in 2016 and 12% in 2015), whereas in the International Business Operating segment, the cost of cans represent approximately 33% of the direct cost of raw materials in 2017 (34% in 2016 and 30% in 2015). See “Item 4: Information on the Company – Business Overview – Raw Materials and other Supplies” We do not hedge these transactions. Rather, we negotiate yearly contracts with malt suppliers.

Concentrates, sugar and plastic resin. The main raw material used in the production of non-alcoholic beverages are concentrates, which are mainly acquired from licensees, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks with regard to these raw materials, which jointly represent 29% (30% in 2016 and 29% in 2015) of the direct cost for the Chile Operating segment. See “Item 4: Information on the Company – Business Overview – Raw Materials and other Supplies”. We do not hedge these transactions.

Grapes and wine. The principal raw materials used by our wine subsidiary VSPT in the production of wine are its own harvested grape as well as purchased grapes and wine. VSPT obtains approximately 34% of the grapes used for export wines from its own vineyards, thereby reducing grape price volatility and ensuring quality consistency. Approximately 10% of the grape supply for the production of the wine sold in the domestic market is purchased from own vineyards. During 2017, VSPT purchased 9% of the necessary grapes and wine on the basis of yearly contracts at fixed prices from third parties. Spot transactions for wine are executed from time to time depending on additional wine needs. “Item 4: Information on the Company – Business Overview – Raw Materials and other Supplies”.

Exchange Rate Sensitivity

We are exposed to exchange rate risks originating from: a) our net exposure of foreign currency assets and liabilities, b) exports sales, c) the purchase of raw materials and products and capital investments effected in foreign currencies, or indexed to such currencies, and d) the net investment of subsidiaries in Argentina, Uruguay and Paraguay, of associated in Bolivia and of joint venture in Colombia. Our greatest exchange rate risk exposure is the variation of the Chilean peso as compared to the U.S. dollar, euro, argentine peso, uruguayan peso, paraguayan guaraní, bolivian peso and colombian peso.

As of December 31, 2017, we maintained in Chile foreign currency liabilities amounting to CLP 67,918 million (CLP 49,694 million as of December 31, 2016), mostly denominated in U.S. dollars. Foreign currency obligations (CLP 10,945 million as of December 31, 2017 and CLP 6,352 million as of December 31, 2016) represent 6% (4% as of December 31, 2016) of total other financial liabilities. The remaining 94% (96% as of December 31, 2016) is mainly denominated in inflation-indexed Chilean pesos. In addition, the Company maintains foreign currency assets for CLP 140,762 million (CLP 102,107 million as of December 31, 2016) that mainly correspond to exports in accounts receivable.

Regarding the foreign subsidiaries operations, the net exposure assets in U.S. dollars and other currencies amounted to CLP 7,894 million as of December 31, 2017 (CLP 3,806 million as of December 31, 2016).

To protect the value of the foreign currency assets and liabilities net position of our Chilean operations, we enter into derivative agreements (currency forwards) to hedge against any variation in the Chilean peso as compared to other currencies.

As of December 31, 2017, net exposure in foreign currencies of our Chilean operations, after the use of derivative instruments, amounted to a liability of CLP 1,027 million (asset of CLP 3,809 million as of December 31, 2016).

In 2017, of our total sales, 7% (8% in 2016 and 2015) corresponded to export sales made in foreign currencies, mainly U.S. dollars, euros and pounds sterling, and of the total costs, 62% (63% in 2016 and 54% in 2015) correspond to raw material and product purchases in foreign currencies, or indexed to such currencies. We do not actively hedge the variations in the expected cash flows from such transactions.

On the other hand, we are exposed to exchange rate movements related to the conversion from argentine pesos, uruguayan pesos, paraguayan guaranis, bolivian peso and colombian pesos to chilean pesos in the income, assets and liabilities of our subsidiaries in Argentina, Uruguay and Paraguay, associated in Bolivia and joint venture in Colombia. We do not actively hedge the risks related to this conversion at our subsidiaries, the effects of which are recorded in Equity.

As of December 31, 2017, the net investment in foreign subsidiaries, associated and joint ventures amounted to CLP 133,135 million, CLP 7,406 million and CLP 71,070 million, respectively (CLP 135,002 million, CLP 8,249 million and CLP 35,449 million as of December 31, 2016).

Quantitative Information About Market Risk

Interest Rate Sensitivity

Most of our debt is at a fixed interest rate, so it is not mainly exposed to fluctuations in interest rates. As of December 31, 2017, our interest-bearing debt amounted to CLP 189,108 million (see note 21 to the consolidated financial statements), 97% of which was fixed debt and 3% of which was variable-rate debt (without taking into account the cross currency interest rate swaps and cross interest rate swaps effects).

The following table summarizes debt obligations with interest rates by maturity date, the related weighted-average interest rates and fair values:

Interest - Bearing Debts as of December 31, 2017
(millions of CLP, except percentages)

		2018	2019	2020	2021	2022	Thereafter	Total	Fair Value
Interest bearing liabilities
Fixed rate
CLP (UF) (1)	Bonds and Banks	7,390	19,718	11,438	11,121	10,810	75,960	136,436	119,646
	Average interest rate	4.6%	3.6%	4.5%	4.5%	4.5%	5.3%

CLP		6,743	5,287	5,287	2,625	57,698	-	77,641	68,771
	Average interest rate	5.1%	4.8%	4.8%	4.6%	4.6%

USD		5,005	-	-	-	-	-	5,005	6,106
	Average interest rate	2.0%

Argentine pesos		9,158	2,010	-	-	-	-	11,169	9,144
	Average interest rate	24.4%	22.0%

Uruguayan pesos		692	-	-	-	-	-	692	692
	Average interest rate	6.0%

Variable rate
USD		4,900	-	-	-	-	-	4,900	4,861
	Average interest rate	2.4%

Argentine pesos		1,183	749	-	-	-	-	1,932	1,718
	Average interest rate	26.8%	26.6%	26.6%

Non interest bearing liabilities
Derivate Contract
Cross Interest Rate Swap:
Receive		-	-	-	-	-	-	-	-
Pay		-	-	-	-	-	-	-	-
Forwards		10,417	-	-	-	-	-	10,417	10,417

(1) UF as of Dec 31, 2017

Commodity Price Sensitivity

The major commodity price sensitivity faced by us relate to fluctuations in malt prices.

The following table summarizes information about our malt, sugar and bulk wine inventories and futures contracts that are sensitive to changes in commodity prices, mainly malt prices. For inventories, the table presents the carrying amount and fair value of the inventories and contracts as of December 31, 2017. For these contracts the table presents the notional amount in tons, the weighted average contract price, and the total dollar contract amount by expected maturity date.

Commodity Price Sensitivity as of December 31, 2017

	Carrying Amount						Fair Value
On Balance Sheet Position
Malt inventory (millions of CLP)	7,529						7,529
Bulk wine inventory - raw material (millions of CLP)	32,286						32,286

		Expected Maturity					Fair Value
	2018	2019	2020	2021	2022	Thereafter
Purchase Contracts
Malt:
Fixed Purchase Volume (tons)	121,000	124,000	42,500	-	-	-
Weighted Average Price (USD per ton)(*)	523	523	523	-	-	-
Contract Amount (thousands of USD)	65,967	67,450	69,709	-	-	-	195,714
Sugar:
Fixed Purchase Volume (tons)	61,297	61,297	-	-	-	-
Weighted Average Price (USD per ton)(*)	467	467	-	-	-	-
Contract Amount (thousands of USD)	28,626	28,626	-	-	-	-	55,745
Grapes:
Fixed Purchase Volume (tons)	38,697	23,440	12,641	5,524	3,058	84
Weighted Average Price (CLP per kg.)(*)	204	194	209	200	204	861
Contract Amount (millions of CLP)	7,885	4,553	2,645	1,106	624	72	16,733
Wine:
Fixed Purchase Volume (Mlts)	23,528	17,200	14,500	-	-	-
Weighted Average Price (CLP per liter)(*)	317	189	194	-	-	-
Contract Amount (millions of CLP)	7,450	3,253	2,806	-	-	-	13,433

(*) Weighted average price estimation is calculated based on expected market prices. Prices to be paid by us are adjusted based on current market conditions.

As of December 31, 2017 we had malt purchase contracts for USD 35.5 million in Chile, compared with USD 37.8 million as of December 31, 2016.

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

The following table summarizes our debt obligations, cash and cash equivalents, accounts receivable, accounts payable and derivative contracts in foreign currencies as of December 31, 2017 in millions of Chilean pesos, according to their maturity date, weighted-average interest rates and fair values:

Exchange Rate Sensitivity as of December 31, 2017
(millions of CLP, except percentages and exchange rate)

	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value
Debt Obligations
Variable rate (USD)
Short and medium term	4,900	-	-	-	-	-	4,900	4,861
Average int.rate Libor +	2.4%
Fixed rate (USD)
Short term	5,005	-	-	-	-	-	5,005	6,106
Interest rate	2.0%

Cash and Cash
Equivalents (1)
USD	5,179						5,179	5,179
Others	720						720	720
TOTAL	5,898						5,898	5,898

Accounts Receivable (1)
USD	27,811						27,811	27,811
EUR	9,327						9,327	9,327
Others	1,116						1,116	1,116
TOTAL	38,254						38,254	38,254

(1) Figures as of December 31, 2017.
Notional	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value
amount
Derivate Contracts
(in millions of CLP)
Receive USD	7,996	-	-	-	-	-	7,996	4,861
Pay USD	9,723	-	-	-	-	-	9,723
Receive EUR	44	-	-	-	-	-	44
Pay EUR	5,897	-	-	-	-	-	5,897	5,216
Receive Others	18	-	-	-	-	-	18
Pay Others	-	-	-	-	-	-	-

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

Service	Fee
Issuance of ADSs	USD 5 per each 100 ADSs issued
Cancellation of ADSs	USD 5 per each 100 ADSs canceled
Cash distributions	USD 0.05 or less per ADS

During each year, the depositary will collect fees of USD 0.05 or less per ADS per calendar year for administering the ADSs.

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

12.D.4. Depositary Payments

In 2017 CCU S.A. received from JPMorgan USD 610,965 as depositary payments and reimbursements pursuant to the corresponding tax retention, in connection with our ADR program.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15: Controls and Procedures

(a) Controls and Procedures. The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2017. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2017.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting. Our management, including our CEO and CFO, are responsible for establishing and maintaining adequate internal controls over financial reporting and has assessed the effectiveness of our internal control over financial reporting as of December 31, 2017 based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2017 our internal control over financial reporting is effective.

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

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers Consultores, Auditores SpA, an independent registered public accounting firm, as stated in their report which appears herein.

(c) Attestation Report of the Registered Public Accounting Firm. See page F-2 of our audited consolidated financial statements.

(d) Changes in Internal Control over Financial Reporting. There has been no change in our internal control over financial reporting during 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(e) Whistle-blowing procedure. We have a whistle-blowing procedure which allows any employee of CCU, of its associates or any person, to communicate to a designated person questionable practices or activities that constitute a breach of accounting procedures, internal controls, audit matters and the Code of Business Conduct.

ITEM 16A: Audit Committee Financial Expert

At the board of directors´ meeting held on April 13, 2016, following the election of a new board at the shareholders´ meeting held the same day, the board of directors appointed directors Messrs. Vittorio Corbo and Carlos Molina to our audit committee. Mr. Corbo and Mr. Molina meet the independence criteria under the Exchange Act and under the NYSE Rules. The board of directors also resolved that directors Messrs. José Miguel Barros and Francisco Pérez shall participate in the audit committee’s meetings as observers.

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

ITEM 16C: Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers Consultores, Auditores SpA, during the fiscal years ended December 31, 2015, 2016 and 2017:

	2015	2016	2017
	(millions of CLP)
Audit Fees	487	743	737
Audit-Related Fees	-	30	1
Tax Fees	8	7	8
All Other Fees	11	18	12
Total Fees	506	798	758

“Audit fees” in the above table are the aggregate fees billed by our independent auditors in connection with the review and audit of our semi-annual and annual consolidated financial statements, as well as the review of other filings. “Audit-Related Fees” are fees billed by our independent auditors for the issuance of special full IFRS reports related to foreign entities. “Tax fees” are fees billed by our independent auditors associated with the issuance of certificates for tax and legal compliance purposes. “All Other Fees” are fees billed by our independent auditors  associated with expenses related to certifications of royalty payments and certification on payment terms to small suppliers, among others.

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

Under the Chilean Corporations Act an open stock corporation must have at least one independent director (out of a minimum of seven directors) when its market capitalization reaches or exceeds 1.5 million Unidades de Fomento (as of March 31, 2018 approximately CLP 40,450 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares. In addition, the Chilean Corporations Act enumerates a number of relationships that preclude independence. Chilean law also establishes a number of principles of general applicability designed to avoid conflicts of interests and to establish standards for related party transactions. Specifically, directors elected by a group or class of shareholders have the same duties to the company and to the other shareholders as the rest of the directors, and all transactions with the company in which a director has an interest must be in the interest of and for the benefit of the company, relative in price, terms and conditions to those prevailing in the market at the time of its approval and comply with the requirements and procedures set forth in Chapter XVI of the Chilean Corporations Act. See “Item 7: Major Shareholders and Related Party Transactions”.

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

Under Chilean law, the only board committee that is required is the directors committee (comité de directores), composed of three members, such committee having a direct responsibility to (a) review the company’s financial statements and the independent auditors’ report and issue an opinion on such financial statements and report prior to their submission for shareholders’ approval, (b) propose to the board of directors the independent accountants and the risk rating agencies, which the board must then propose to the shareholders, (c) review related party transactions, and issue a report on such transactions, (d) review the managers, principal executive officers’ and employees’ compensation policies and plans; (e) to prepare an annual report of the performance of its duties, including the principal recommendations to shareholders; (f) advise the board of directors as to the suitability of retaining non-audit services from its external auditors, if the nature of such services could impair their independence; and (g) perform other duties as defined by the company’s bylaws, by a shareholders’ meeting or by the board. Requirements to be deemed an independent director are set forth in “Item 6: Directors, Senior Management and Employees – Board Practices – Directors Committee”.

Pursuant to NYSE Rule 303A.06, we must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005. At the board of directors´ meeting held on April 13, 2016, following the election of a new board at the shareholders´ meeting held the same date, the board of directors appointed directors Messrs. Vittorio Corbo and Carlos Molina to our audit committee. Mr. Corbo and Mr. Molina meet the independence criteria under the Exchange Act and under the NYSE Rules. The board of directors also resolved that directors Messrs. José Miguel Barros and Francisco Pérez shall participate in the audit committee’s meetings as observers.

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

Chilean law does not require that such corporate governance guidelines be adopted. Director responsibilities and access to management and independent advisors are directly provided for by applicable law. Director compensation is determined by the annual meeting of shareholders pursuant to applicable law. As a foreign private issuer, we may follow Chilean practices and are not required to adopt corporate governance guidelines. Pursuant to CMF rules, the company is only required to disclose whether or not it has adopted corporate governance guidelines regarding, among others, the matters referred to above.

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

Manual of Information of Interest to the Market. In 2008, the SVS (currently, CMF) promulgated new rules which require publicly traded companies to adopt a manual regarding disclosure of information of interest to the market, board members and executives shares transactions and blackout periods for such transactions. This manual applies to our directors, the directors of our subsidiaries, our executive officers, some of our employees which may be in possession of confidential, reserved or privileged information of interest, and to our advisors. The manual took effect on June 1, 2008. A copy of the manual regarding disclosure of information of interest to the market, as amended on March 18, 2010, is available in our website at www.ccu.cl or www.ccuinvestor.com. The information on our website is not incorporated by reference into this document.

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

8.1          Compañía Cervecerías Unidas S.A. significant subsidiaries.

12.1        Certification of Chief Executive Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2        Certification of Chief Financial Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1        Certification of Chief Executive Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2        Certification of Chief Financial Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS            XBRL Instance Document.

101.SCH           XBRL Taxonomy Extension Schema Document.

101.CAL           XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF           XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB           XBRL Taxonomy Extension Label Linkbase Document.

101.PRE           XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Compañía Cervecerías Unidas S.A.
By: /s/ Patricio Jottar
Name: Patricio Jottar Title: Chief Executive Officer

Date: April 26, 2018

COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES

 CONSOLIDATED FINANCIAL STATEMENTS

(Figures expressed in thousands of Chilean pesos)

As of and for the year ended December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Compañía Cervecerías Unidas S.A. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December, 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PwC Chile, Av. Andrés Bello 2711 - piso 5, Las Condes – Santiago, Chile
RUT: 81.513.400-1 | Teléfono: (56 2) 2940 0000 | www.pwc.cl

Compañía Cervecerías Unidas S.A.
2

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

PricewaterhouseCoopers

Santiago – Chile
February 28, 2018

We have served as the Company's auditor since at least 1992, which is when the Company became subject to SEC reporting requirements. We have not determined the specific year we began serving as auditor of the Company.

INDEX

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (ASSETS)	4
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (LIABILITIES AND EQUITY)	5
CONSOLIDATED STATEMENT OF INCOME	6
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	7
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	8
CONSOLIDATED STATEMENT OF CASH FLOW	9
Note 1 General Information	10
Note 2 Summary of significant accounting policies	21
2.1 Basis of preparation	21
2.2 Basis of consolidation	23
2.3 Financial information as per operating segments	24
2.4 Foreign currency and unidad de fomento (Adjustment unit)	24
2.5 Cash and cash equivalents	25
2.6 Other financial assets	25
2.7 Financial instruments	25
2.8 Financial asset impairment	27
2.9 Inventories	28
2.1 Current biological assets	28
2.11 Other non-financial assets	28
2.12 Property, plant and equipment	28
2.13 Leases	29
2.14 Investment property	29
2.15 Intangible assets other than goodwill	29
2.16 Goodwill	30
2.17 Impairment of non-financial assets other than goodwill	31
2.18 Non-current assets of disposal groups classified as held for sale	31
2.19 Income taxes	31
2.2 Employees benefits	32
2.21 Provisions	32
2.22 Revenue recognition	32
2.23 Commercial agreements with distributors and supermarket chains	33
2.24 Cost of sales of products	33
2.25 Other expenses by function	33
2.26 Distribution expenses	33
2.27 Administrative expenses	33
2.28 Environment liabilities	34
Note 3 Estimates and application of professional judgment	34
Note 4 Accounting changes	34
Note 5 Risk Administration	35
Note 6 Financial Information as per operating segments	41
Note 7 Financial Instruments	49
Note 8 Cash and cash equivalents	55
Note 9 Other non-financial assets	60
Note 10 Trade and other receivables	61
Note 11 Accounts and transactions with related parties	63
Note 12 Inventories	69

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Figures expressed in thousands of Chilean pesos)

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS	Notes	As of December 31, 2017	As of December 31, 2016
		ThCh$	ThCh$
Current assets
Cash and cash equivalents	8	170,044,602	134,033,183
Other financial assets	7	10,724,196	8,406,491
Other non-financial assets	9	15,834,225	15,861,294
Trade and other current receivables	10	286,213,598	280,788,133
Accounts receivable from related parties	11	5,810,764	3,536,135
Inventories	12	201,987,891	199,311,538
Biological assets	13	8,157,688	7,948,379
Current tax assets	24	29,201,159	29,423,479
Total current assets other than non-current assets of disposal groups classified as held for sale		727,974,123	679,308,632
Non-current assets of disposal groups classified as held for sale	14	2,305,711	2,377,887
Total Non-current assets of disposal groups classified as held for sale		2,305,711	2,377,887
Total current assets		730,279,834	681,686,519

Non-current assets
Other financial assets	7	1,918,191	203,784
Other non-financial assets	9	5,431,635	4,727,722
Trade and other non-current receivables	10	3,330,606	3,563,797
Accounts receivable from related parties	11	258,471	356,665
Investments accounted for using equity method	16	99,270,280	64,404,946
Intangible assets other than goodwill	17	77,032,480	77,934,155
Goodwill	18	94,617,474	96,926,551
Property, plant and equipment (net)	19	917,913,428	904,104,722
Investment property	20	5,825,359	6,253,827
Deferred tax assets	24	40,351,329	31,864,635
Total non-current assets		1,245,949,253	1,190,340,804
Total Assets		1,976,229,087	1,872,027,323

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY	Notes	As of December 31, 2017	As of December 31, 2016
LIABILITIES		ThCh$	ThCh$
Current liabilities
Other financial liabilities	21	53,591,658	66,679,933
Trade and other current payables	22	281,681,553	259,739,479
Accounts payable to related parties	11	10,069,043	9,530,071
Other current provisions	23	349,775	409,164
Current tax liabilities	24	22,526,634	11,806,434
Provisions for employee benefits	25	26,232,493	22,838,228
Other non-financial liabilities	26	74,298,299	71,369,972
Total current liabilities		468,749,455	442,373,281
Non-current liabilities
Other financial liabilities	21	161,001,732	117,944,033
Trade and other non-current payables	22	541,783	1,082,898
Other non-current provisions	23	1,240,389	1,323,520
Deferred tax liabilities	24	94,350,111	86,815,458
Provisions for employee benefits	25	23,517,009	21,832,415
Total non-current liabilities		280,651,024	228,998,324
Total liabilities		749,400,479	671,371,605

EQUITY
Equity attributable to equity holders of the parent	27
Paid-in capital		562,693,346	562,693,346
Other reserves		(178,075,279)	(142,973,378)
Retained earnings		716,458,990	657,578,187
Total equity attributable to equity holders of the parent		1,101,077,057	1,077,298,155
Non-controlling interests	28	125,751,551	123,357,563
Total Shareholders' Equity		1,226,828,608	1,200,655,718
Total Liabilities and Shareholders' Equity		1,976,229,087	1,872,027,323

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF INCOME

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31.
		2017	2016	2015
		ThCh$	ThCh$	ThCh$
Net sales		1,698,360,794	1,558,897,708	1,498,371,715
Cost of sales	29	(798,738,655)	(741,819,916)	(685,075,251)
Gross margin		899,622,139	817,077,792	813,296,464
Other income by function	30	6,717,902	5,144,154	6,577,244
Distribution costs	29	(290,227,129)	(270,835,822)	(277,599,722)
Administrative expenses	29	(142,514,649)	(155,322,295)	(128,135,799)
Other expenses by function	29	(238,704,061)	(195,412,109)	(209,201,189)
Other gains (losses)	31	(7,716,791)	(8,345,907)	8,512,000
Income from operational activities		227,177,411	192,305,813	213,448,998
Finance income	32	5,050,952	5,680,068	7,845,743
Finance costs	32	(24,166,313)	(20,307,238)	(23,101,329)
Share of net loss of joint ventures and associates accounted for using the equity method	16	(8,914,097)	(5,560,522)	(5,228,135)
Foreign currency exchange differences	32	(2,563,019)	456,995	957,565
Result as per adjustment units	32	(110,539)	(2,246,846)	(3,282,736)
Income before taxes		196,474,395	170,328,270	190,640,106
Tax income (expense)	24	(48,365,976)	(30,246,383)	(50,114,516)
Net income of year		148,108,419	140,081,887	140,525,590

Net income attibutable to:
Equity holders of the parent		129,607,353	118,457,488	120,808,135
Non-controlling interests	28	18,501,066	21,624,399	19,717,455
Net income of year		148,108,419	140,081,887	140,525,590
Net income per share (Chilean pesos) from:
Continuing operations		350.76	320.59	326.95
Diluted earnings per share (Chilean pesos) from:
Continuing operations		350.76	320.59	326.95

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the years ended December 31.
		2017	2016	2015
		ThCh$	ThCh$	ThCh$
Net income of year		148,108,419	140,081,887	140,525,590
Other income and expenses charged or credited againts equity
Cash flow hedges before tax (1)	27	(5,661)	84,962	80,693
Exchange differences on translation (1)	27	(34,786,480)	(27,280,176)	(29,678,944)
Gains (losses) from defined benefit plans before tax	27	19,669	(2,355,384)	(939,433)
Income tax relating to cash flow hedges (1)	27	728	(20,648)	(17,563)
Income tax relating to defined benefit plans	27	(47,228)	659,198	314,541
Total other comprehensive income and expense		(34,818,972)	(28,912,048)	(30,240,706)
Total Comprehensive income (expense)		113,289,447	111,169,839	110,284,884
Comprehensive income (expense) attributable to:
Equity holders of the parent (2)		96,580,893	91,752,250	92,606,720
Non-controlling interests		16,708,554	19,417,589	17,678,164
Total Comprehensive income (expense)		113,289,447	111,169,839	110,284,884

(1)     These items will be reclassified to Consolidated Statement of Income once they are settled.

(2)     Corresponds to the income for the year if no income or expenses have been recorded directly against shareholder´s equity.

.

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Changes in Equity (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

STATEMENT OF CHANGES IN EQUITY	Paid in capital	Other reserves				Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2015	562,693,346	(67,782,858)	(43,370)	(1,712,687)	(5,511,629)	537,945,375	1,025,588,177	122,911,741	1,148,499,918
Changes
Interim dividends (1)	-	-	-	-	-	(24,387,190)	(24,387,190)	-	(24,387,190)
Interim dividends according to policy (2)	-	-	-	-	-	(36,016,878)	(36,016,878)	-	(36,016,878)
Other increase (decrease) in Equity (3)	-	-	-	-	25,543	-	25,543	(10,884,132)	(10,858,589)
Total Comprehensive income (expense)	-	(27,652,528)	40,844	(589,731)	-	120,808,135	92,606,720	17,678,164	110,284,884
Total changes in equity	-	(27,652,528)	40,844	(589,731)	25,543	60,404,067	32,228,195	6,794,032	39,022,227
AS OF DECEMBER 31, 2015	562,693,346	(95,435,386)	(2,526)	(2,302,418)	(5,486,086)	598,349,442	1,057,816,372	129,705,773	1,187,522,145
Balanced as of January 1, 2016	562,693,346	(95,435,386)	(2,526)	(2,302,418)	(5,486,086)	598,349,442	1,057,816,372	129,705,773	1,187,522,145
Changes
Interim dividends (1)	-	-	-	-	-	(24,387,190)	(24,387,190)	-	(24,387,190)
Interim dividends according to policy (2)	-	-	-	-	-	(34,841,553)	(34,841,553)	-	(34,841,553)
Other increase (decrease) in Equity (3)	-	-	-	-	-	-	-	(14,413,649)	(14,413,649)
Effects business combination (7)	-	-	-	-	-	-	-	363,139	363,139
Total Comprehensive income (expense)	-	(25,123,546)	41,607	(1,623,299)	-	118,457,488	91,752,250	19,417,589	111,169,839
Increase (decrease) through changes in ownership interests in subsidaries (4)	-	-	-	-	(13,041,724)	-	(13,041,724)	(11,715,289)	(24,757,013)
Total changes in equity	-	(25,123,546)	41,607	(1,623,299)	(13,041,724)	59,228,745	19,481,783	(6,348,210)	13,133,573
AS OF DECEMBER 31, 2016	562,693,346	(120,558,932)	39,081	(3,925,717)	(18,527,810)	657,578,187	1,077,298,155	123,357,563	1,200,655,718
Balanced as of January 1, 2017	562,693,346	(120,558,932)	39,081	(3,925,717)	(18,527,810)	657,578,187	1,077,298,155	123,357,563	1,200,655,718
Changes
Final dividends (6)	-	-	-	-	-	(5,922,874)	(5,922,874)	-	(5,922,874)
Interim dividends (1)	-	-	-	-	-	(25,865,201)	(25,865,201)	-	(25,865,201)
Interim dividends according to policy (2)	-	-	-	-	-	(38,938,475)	(38,938,475)	-	(38,938,475)
Other increase (decrease) in Equity (3)	-	-	-	-	-	-	-	(8,805,260)	(8,805,260)
Total Comprehensive income (expense)	-	(32,982,829)	(10,837)	(32,794)	-	129,607,353	96,580,893	16,708,554	113,289,447
Increase (decrease) through changes in ownership interests in subsidaries (5)	-	-	-	-	(2,075,441)	-	(2,075,441)	(5,509,306)	(7,584,747)
Total changes in equity	-	(32,982,829)	(10,837)	(32,794)	(2,075,441)	58,880,803	23,778,902	2,393,988	26,172,890
AS OF DECEMBER 31, 2017	562,693,346	(153,541,761)	28,244	(3,958,511)	(20,603,251)	716,458,990	1,101,077,057	125,751,551	1,226,828,608

(1)      Related to dividends declared as of December 31 of each year and paid during January of the following year, as agreed by the Board of Directors.

(2)      Corresponds to the differences between CCU’s policy to distribute a minimum dividend of at least 50% of the income (Note 27) and the interim dividends declared as of December 31 of each year.

(3)      Mainly related to dividends to Non-controlling interest.

(4)      In 2016, the Company, through its subsidiaries Aguas CCU-Nestlé Chile S.A. and Embotelladoras Chilenas Unidas S.A., acquired an additional interest of Manantial S.A. for an amount of ThCh$ 19,111,686, with a carrying amount to ThCh$ 3,816,220, gererating in a decrease in Other reserves of ThCh$ 7,801,153 (see Note 1 (1)). Additionally, during 2016 the Company, through its subsidiary Compañía Industrial Cervecera S.A. acquired an additional interest in Los Huemules SRL. for an amount of ThCh$ 118,092, with a carrying amount of ThCh$ 312,103, resulting in an increase in Other reserves of ThCh$ 194,000 (see Note 1 (4)). Finally during 2016, the joint venture Foods acquired an additional interest in Alimentos Nutrabien S.A. for an amount of ThCh$ 14,352,706, with a carrying amount of ThCh$ 3,497,385, resulting in a decrease of ThCh$ 5,426,209.

(5)      During 2017, through its subsidiary CCU Inversiones S.A., the Company acquired an additional interest of VSPT for an amount of ThCh$ 7,800,000 with a carrying amount of ThCh$ 5,724,003, generated, at CCu's consolidated level, a decrease in Other reserves of ThCh$ 2,075,441.

(6)      Corresponds to the differences between the final dividend and CCU’s policy of distributing a minimum dividend of at least 50% of income ( see Note 27).

(7)      Corresponds to the non-controlling interest from the business combination of paraguayan company Sajonia Brewing Company S.R.L. (see Note 1 (2)).

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Cash Flow (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CASH FLOW

CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the years ended as of December 31,
		2017	2016	2015
		ThCh$	ThCh$	ThCh$
Cash flows from (used in) operating activities
Classes of cash receipts from operating activities:
Proceeds from goods sold and services rendered		2,027,615,713	1,862,763,071	1,770,338,769
Other proceeds from operating activities		27,287,853	23,086,788	20,467,143
Classes of cash payments from operating activities:
Payments of operating activities		(1,263,418,419)	(1,216,451,995)	(1,120,571,276)
Payments of salaries		(202,321,289)	(201,389,122)	(178,915,580)
Other payments for operating activities		(262,820,379)	(228,011,323)	(220,365,087)
Dividends received		264,079	34,380	45,492
Interest paid		(18,564,514)	(16,958,068)	(19,813,502)
Interest received		4,870,651	5,635,697	6,476,628
Income tax reimbursed (paid)		(40,656,061)	(47,055,951)	(44,584,176)
Other cash movements	31	(10,096,203)	8,360,871	6,432,461
Net cash flows from operating activities		262,161,431	190,014,348	219,510,872

Cash flows from (used in) investing activities
Cash flows used to obtain control of subsidaries or other businesses	8	-	(641,489)	-
Cash flows used to purchase non-controlling interests	8	(1,149,689)	(2,174,370)	(1,921,245)
Charges to related entities		-	-	6,709,845
Other charges on the sale of interests in joint ventures		1,058,984	512,596	-
Other payments to acquire interests in joint ventures	8	(49,312,890)	(27,043,481)	(42,163,032)
Proceeds from sales of property, plan and equipment		1,554,696	2,753,539	2,776,474
Purchase of property, plant and equipment		(123,526,778)	(125,691,740)	(129,668,910)
Purchases of intangibles assets		(2,238,702)	(3,191,685)	(2,062,012)
Other cash movements		-	469,240	518,711
Net cash flows used in investing activities		(173,614,379)	(155,007,390)	(165,810,169)

Cash flows from (used in) financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	8	(7,800,000)	(19,111,686)	-
Proceeds from long-term loans		40,850,000	3,804,384	19,570,689
Proceeds from short-term loans		16,927,169	19,345,325	23,358,700
Total proceeds from loans		57,777,169	23,149,709	42,929,389
Loan payments		(23,085,760)	(25,295,124)	(54,797,023)
Payments of finance lease liabilities		(1,414,228)	(1,530,851)	(1,697,649)
Payments of loan from related parties		(717,900)	(750,000)	(601,494)
Dividends paid		(75,128,211)	(69,819,729)	(66,147,145)
Other cash movements		(2,632,268)	(1,702,224)	(2,525,569)
Net cash flows used in financing activities		(53,001,198)	(95,059,905)	(82,839,491)

Net decrease in cash equivalents, before the effect of changes in exchange rate		35,545,854	(60,052,947)	(29,138,788)
Effects of changes in exchange rates on Cash and cash equivalents		465,565	1,531,891	6,918,151

Cash and cash equivalents, beginning of the year		134,033,183	192,554,239	214,774,876
Cash and cash equivalents, final of the year	8	170,044,602	134,033,183	192,554,239

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 1 General Information

Compañía Cervecerías Unidas S.A. (hereinafter also “CCU”, “the Company” or “the Parent Company”) was incorporated in Chile as an open stock company, and is registered in the Securities Registry of the Comisión para el Mercado Financiero (CMF) (ex Superintendencia de Valores y Seguros or Local Superintendence of Equity Securities, (SVS)) under Nº 0007, and consequently, the Company is overseen by the CMF. The Company’s shares are traded in Chile on the Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and its American Depositary Shares (ADS)’s are traded in the New York Stock Exchange (NYSE). There was an amendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs, whereby there was a change in the ADS ratio from 5 common shares for each ADS to 2 common shares for each ADS, effective as of December 20, 2012.

CCU is a diversified beverage company, with operations mainly in Chile, Argentina, Uruguay, Paraguay, Colombia and Bolivia. CCU is the largest Chilean brewery, the second largest brewery in Argentina, the second largest producer of soft drinks in Chile, the second-largest wine producer in Chile, the largest producer of bottled mineral water and nectar in Chile and one of the largest pisco producers in Chile. It also participates in the business of Home and Office Delivery (“HOD”), in a business involving home delivery of purified water in dispensers, and in the rum and candy industry in Chile. It participates in the industry of the ciders, spirits and wines in Argentina and also participates in the industry of mineral water and soft drinks and beer distribution in Uruguay, Paraguay, Colombia and Bolivia.

In Chile, its portfolio of brands in the beer category, consists of its own CCU brands, international licensing brands and distribution of Craft brands. CCU’s own brands which correspond to national products, produced, marketed and distributed by Cervecería CCU, which include the following brands, among others, Cristal, Cristal Cero 0°, Cristal Cero Radler, Escudo, Royal Guard, Morenita, Dorada, Andes and Stones in its Lemon, Maracuyá and Apple varieties. The international licensing brands, of which some are produced and other are imported, marketed and distributed by Cervecería CCU, include, among others, the Tecate, Coors, Heineken and Sol brands. The Craft distribution brands, which are beer that is created and produced in their original breweries and are marketed and distributed in partnership with Cervecera CCU, Austral, Kunstmann, Szot, Guayacán, D´olbek and Blue Moon beer.

In Argentina, CCU produces beer in its plants located in Salta, Santa Fé and Luján. Its main brands are Schneider, Imperial, Palermo, Bieckert, Santa Fé, Salta, Córdoba and it is the holder of exclusive license for the production and marketing of Budweiser, Miller, Heineken, Amstel and Sol. CCU also imports Kunstmann beer, and exports beer to different countries, mainly under the Schneider and Heineken brands. Until December 31, 2017 in Argentina, CCU was the exclusive distributor of the Red Bull energy drink. Besides, participates in the cider business, with control of Saenz Briones, marketing the leading market brands “Sidra Real”, “La Victoria” and “1888”. Also participates in the spirits business, which it market under the El Abuelo brand, in adittion of importing other liquors from Chile.

In Uruguay, the Company participates in the mineral water and soft drinks business with the Nativa and Nix brands, flavored waters with the Nativa brand, soft drinks with the Nix brand and nectars with Watt´s brand. In addition, it sells imported beer under the Heineken, Schneider and Kuntsmann brands.

In Paraguay, the Company participates in the non-alcoholic and alcoholic drink business. Its portfolio of non-alcoholic brands consists of Pulp, Watt's, Puro Sol, La Fuente, Zuma and the Full Power isotonic drink. These brands include its own, licensed and imported brands. The Company in the beer business is owner of Sajonia brand and imports Heineken, Coors Light, Coors 1873, Schneider, Paulaner and Kunstmann, brands.

Since November 2014, in Colombia, CCU participates in the beer business through its joint venture with Central Cervecera de Colombia S.A.S. (“CCC”). Its portfolio includes the imported Heineken, Amstel, Murphys and Buckler brands. Its has exclusive licensing contracts for importing, distributing and producing Heineken beer in Colombia. In October 2015 Coors and Coors Light brands were incorporated to CCC’s brand portfolio through licensing contract for the production and/or marketing of those brands. As of April and July of 2016, the Tecate and Sol brands were incorporated, respectively, with a licensing contract to produce and/or market them. During April 2017 the Miller and Miller Genuine Draft (MGD) brands were incorporated with a licensing contract to produce and market them.

In Bolivia, through its associate Bebidas Bolivianas BBO S.A. (BBO), the Company participates in the non-alcoholic and alcoholic beverage business since May 2014. Its portfolio of non-alcoholic brands, both owned and licensed, includes the Mendocina, Free Cola, Sinalco, Real and Natur-all brands. The alcoholic brands are Real, Capital and Cordillera. In addition BBO markets imported Heineken beer.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

In the Chile operating segment, in the non-alcoholic beverages category, CCU has the Bilz, Pap, Kem, Kem Xtreme, Nobis, Cachantun, Más, Mas Woman and Porvenir brands. In the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has licensing agreements with Pepsi, 7up, Mirinda, Gatorade, Adrenaline Red, Life Water, Lipton Ice Tea, Ocean Spray, Crush, Canada Dry Limón Soda, Canada Dry Ginger Ale, Canada Dry Agua Tónica, Nestlé Pure Life, Watt’s and Frugo. In Chile, CCU is the exclusive distributor of the Red Bull energy drink and Perrier water. Through a joint venture it also has its own brands, Sprim and Fructus and a license for the Vivo and Caricia brands.

Aditionally, in the Chile operating segment, in the pisco category, CCU owns the Mistral, Campanario, Horcón Quemado, Control C, Tres Erres, Espíritu de los Andes, La Serena, Iceberg and Ruta Cocktail brands, together with the respective line extensions, as applicable. In the rum category, the Company owns the Sierra Morena (and their extensions) and Cabo Viejo brands. In the liquor category, the Company has the Fehrenberg brand and is the exclusive distributor in Chile of Pernod Ricard whisky, vodka and others liquors in the traditional channel.

In the Wine operating segment, through its subsidiary Viña San Pedro Tarapacá S.A. (“VSPT”), CCU produces wines and sparkling wines, which are sold in the domestic and overseas markets, exporting to more than 80 countries. The main brands of Viña San Pedro are Altaïr, Cabo de Hornos, Sideral, 1865, Castillo de Molina, Épica, 35 Sur, GatoNegro, Gato, Manquehuito and San Pedro Exportación. Viña Tarapacá’s brands include: Gran Reserva Etiqueta Azul, Gran Reserva Etiqueta Negra, Gran Reserva Etiqueta Blanca, Gran Tarapacá, León de Tarapacá and Tarapacá Varietal. Viña Santa Helena’s brands portfolio includes: Selección del Directorio, Siglo de Oro, Santa Helena Varietal, Alpaca, Gran Vino and Santa Helena. Viña San Pedro Tarapacá S.A. is also present in the domestic and international markets with the Misiones de Rengo, Viña Mar, Casa Rivas and Leyda vineyards in Chile and with the Finca La Celia and Tamari vineyards in Argentina.

At the end of 2015, the joint venture in Foods Compañía de Alimentos CCU S.A. ("Foods"), which participates in the business of snacks and food in Chile, sold the Calaf and Natur brands to Empresas Carozzi S.A. In addition Foods it is the main sharehorlder of Alimentos Nutrabien S.A. and owns the Nutra Bien brand.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The described licenses are detailed as follows:

Main brands under license
Licenses	Validity Date
Amstel in Argentina (1)	July 2022
Austral in Chile (3)	July 2018
Blue Moon in Chile (4)	December 2021
Budweiser in Argentina (16)	December 2025
Coors in Paraguay	Negotiating the terms of a new contract
Coors in Chile (5)	December 2025
Coors in Argentina (6)	December 2019
Coors in Colombia (6)	December 2020
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda) in Chile (7)	December 2018
Frugo in Chile	Indefinitely
Gatorade in Chile (8)	December 2018
Heineken in Bolivia (9)	December 2024
Heineken in Paraguay	Negotiating the terms of a new contract
Heineken in Chile, Argentina and Uruguay (10)	10 years renewables
Heineken in Colombia (11)	March 2028
Miller in Argentina (11)	December 2026
Miller and Miller Genuine Draft in Colombia (14)	December 2026
Nestlé Pure Life in Chile (7)	December 2022
Paulaner in Paraguay	April 2019
Pepsi, Seven Up and Mirinda in Chile	December 2043
Red Bull in Argentina (15)	December 2017
Red Bull in Chile (12)	Indefinitely
Schneider in Paraguay	Negotiating the terms of a new contract
Sol in Chile and Argentina (10)	10 years renewables
Sol in Colombia (2)	March 2028
Té Lipton in Chile	March 2020
Tecate in Colombia	March 2028
Watt's (nectars, fruit-based drinks and other) rigid packaging, except carton in Chile	Indefinitely
Watt's in Paraguay (13)	July 2019
Watt´s in Uruguay	99 years

(1)   After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.

(2)   The contract will remain in effect as long as the Heineken license agreeemente for Colombia remains in force.

(3)   Renewable for periods of two years, subject to the compliance of the contract conditions

(4)   If Renewal criteria have benn satisfied, renewable through December, 2025, thereafter shall automatically renew every year for a new term of 5 years  (Rolling Contract).

(5)   After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 5 years, subject to the compliance of the contract conditions.

(6)   License renewable for one period of 5 years, subject to the compliance of the contract conditions.

(7)   License renewable for periods of 5 years, subject to the compliance of the contract conditions.

(8)   Renewable for an additional period equal to the duration of the Shareholders Agreement of Bebidas CCU-PepsiCo Spa, subject to the compliance of the contract conditions.

(9)   License for 10 years, automatically renewable for periods of 5 years, unless notice of non-renewal.

(10)  License for 10 years, automatically renewable on the same terms (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.

(11)  After the initial termination date, License is automatically renewable each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given

(12)  Indefinite contract, notice of termination 6 months in advance. The earliest possible effective date of termination is October 31, 2018. Indefinite contract, notice of termination must be given 6 months in advance. The earliest possible effective date of termination is October 31, 2018.

(13)  License subject to the terms and conditions of the "International Association Agreement" signed in February 2016 between CCU and Watt's SA.

(14)  Distribution will begin in April 2017 and the begin of local production is estimated by October 2019.

(15) This license was not renew.

(16) On September 6, 2017 the Company communicated to the Comisón para el Mercado Financiero that CCU and Compañía Cervecerías Unidas Argentina S.A. (“CCU-A”), entity organized under the laws of the Republic of Argentina and subsidiary of CCU, have agreed with Anheuser-Busch InBev S.A./N.V. (“ABI” and together with CCU-A the “Parties”), an offer letter (“Term Sheet”) which, amongst other matters, contemplates an early termination of the license agreement in Argentina of the brand “Budweiser”, signed between CCU-A and Anheuser-Busch, Incorporated (today Anheuser-Busch LLC, a subsidiary of ABI), dated March 26, 2008, which is subject to the laws of the State of New York, United States of America (the “License Agreement”).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

      The Transaction is subject to prior approval by the Comisión Nacional de Defensa de la Competencia (“CNDC”), the anti-trust authority in Argentina (the “Suspensive Condition”). Therefore, all steps that are described below will become effective upon fulfilment of the Suspensive Condition.

      The Parties have agreed that the Suspensive Condition will need to be fulfilled on or before March 31, 2018, automatically extended until June 30, 2018.

      The general aspects of the Transaction are as follows:

      a)    Description of the Transaction.

             Subject to the Suspensive Condition, the Parties shall early terminate the License Agreement (the “Early Termination”). Considering the Early Termination of the License Agreement, ABI directly or through any of its subsidiaries (hereinafter together referred to as the “ABI Group”), will pay to CCU-A an amount of US$ 306,000,000 (three hundred and six million US dollars).

             Also, and subject to the Suspensive Condition, ABI will transfer to CCU-A (a) the ownership of the brands Isenbeck and Diosa. This does not include the productive plant owned by Cervecería Argentina S.A. Isenbeck (“CASA Isenbeck”) located in Zárate, province of Buenos Aires, Argentina (which will continue to operate under the ownership of the ABI Group), nor the contracts with its employees and/or distributors, nor the transfer of any liability of CASA Isenbeck; (b) the ownership of the following registered brands in Argentina: Norte, Iguana and Báltica; and (c) the obligation of ABI to make its reasonable best efforts to cause that certain international premium beer brands are licensed to CCU-A (together with the brands identified in letter (b) above and with the brand Diosa referred to as the “Group of Brands”) in the Argentinean territory.

             In order to establish a smooth transition of the brands that are transferred by virtue of the Transaction, the Parties will enter into the following contracts (all together with the Early Termination referred to as the “Transaction”):

             (i)    Contract by virtue of which CCU-A will produce for the ABI Group part or all of the volume of the beer Budweiser, for a period of up to one year;

             (ii)   Contract by virtue of which the ABI Group will produce for CCU-A part or all of the volume of the beer Isenbeck, for a period of up to one year;

             (iii)  Contract by virtue of which the ABI Group will produce and distribute the Group of Brands, on behalf of CCU-A, for a period of maximum three years; and

             (iv)  Other agreements, documents and/or contracts that the Parties deem necessary for the Transaction (the “Transaction Documents”).

      b)    Status of the Transaction.

         The Parties have signed the Term Sheet which is binding. The execution of the Transaction Documents is pending. At the same time, and as previously indicated, the effects of the Transaction are subject to the fulfillment of the Suspensive Condition. At the date of issuance of these consolidated financial statements this condition is maintained.

      c)    Estimated time for the Execution of the Transaction.

             The Parties will present to the CNDC, as soon as possible, the information in order to obtain the respective authorization. Any relevant news regarding this process will be communicated in due course.

      d)    Effects of the Transaction.

             This agreement with AB InBev consists in an exchange of brands, where subject to approval by the competent authority, it will be finished by an early termination of the license agreement of the Budweiser brand in exchange for a portfolio of brands that represent similar volumes and different payments for an amount up to 400 million of US Dollars before taxes, in a period of three years.

The Company’s address and main office is located in Santiago, Chile, at Avenida Vitacura Nº 2670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

As of December 31, 2017 the Company had a total 8,270 employees detailed as follows:

	Number of employes
	Parent company	Consolidated
Senior Executives	10	16
Managers and Deputy Managers	74	396
Other workers	279	7,858
Total	363	8,270

These Consolidated Financial Statements include: Statement of Financial Position, Statement of Income, Statement of Comprehensive Income, Statement of Changes in Equity, Statement of Cash Flows (direct method), and the Accompanying Notes with disclosures.

The Company’s functional currency and presentation currency is the Chilean peso, except for subsidiaries in Chile, Argentine, Uruguay and Paraguay that use the US Dollar, Argentine peso, Uruguayan Peso and Paraguayan guaraní respectively. The functional currency of joint operations an associates in Colombia and Bolivia, are the Colombian peso and the Boliviano respectively. However they use the Chilean peso as the presentation currency for consolidation purposes.

Subsidiaries whose functional currency is not the Chilean peso, have converted their financial statement from their functional currency to the Group’s presentation currency, which is the Chilean peso. The following exchange rates have been used: for the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity, net at the year-end exchange rate, and for the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income and the Consolidated Statement of Cash Flows at the transaction date exchange rate or at the average monthly exchange rate, as appropriate.

These consolidated financial statements are presented in thousands of Chilean pesos (ThCh$) and have been prepared from the accounting records of Compañía Cervecerías Unidas S.A. and its subsidiaries. All amounts have been rounded to thousand Chilean pesos, except when otherwise indicated.

In the accompanying Statement of Financial Position, assets and liabilities that are classified as current, are those with maturities equal to or less than twelve months, and those classified as non-current, are those with maturities greater than twelve months. In turn, in the Consolidated Statement of Income, expenses are classified by function, and the nature of depreciation and personnel expenses is identified in footnotes. The Consolidated Statement of Cash Flows is presented using the direct method.

The figures in the Consolidated Statement of Financial Position and their explanatory notes are presented compared to the previous year (2016) and the Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity, Consolidated Statement of Cash Flows and their explanatory notes are presented compared with 2016 and 2015.

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 60% of the Company’s shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile Limitada, a company controlled by Heineken Americas B.V., each with a 50% equity participation.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The consolidated financial statements include the following direct and indirect significant subsidiaries where the percentage of participation represents the economic interest at a consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of December 31, 2017			As of December 31, 2016
				Direct %	Indirect %	Total %	Total %
Aguas CCU-Nestlé Chile S.A. (1)	76,007,212-5	Chile	Chilean Pesos	-	50.0917	50.0917	50.0917
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	99.9602	0.0398	100.0000	100.0000
Cervecería Belga de la Patagonia S.A.	76,077,848-6	Chile	Chilean Pesos	-	25.5034	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	99.8516	0.1484	100.0000	100.0000
Inversiones Invex CCU Tres Ltda. (5)	76,248,389-0	Chile	Chilean Pesos	99.9999	0.0001	100.0000	99.9997
Bebidas CCU-PepsiCo SpA.	76,337,371-1	Chile	Chilean Pesos	-	49.9866	49.9866	49.9866
CCU Inversiones II Ltda. (2)	76,349,531-0	Chile	US Dollar	99.5065	0.4934	99.9999	99.9996
Bebidas Carozzi CCU SpA.	76,497,609-6	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	-	99.9834	99.9834	99.9834
Promarca Internacional SpA.	76,574,762-7	Chile	US Dollar	-	49.9917	49.9917	49.9917
CCU Inversiones S.A. (6)	76,593,550-4	Chile	Chilean Pesos	98.8398	1.1335	99.9733	99.9733
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	-	80.0000	80.0000	-
New Ecusa S.A.	76,718,230-9	Chile	Chilean Pesos	-	99.9834	99.9834	99.9834
Promarca S.A.	76,736,010-K	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
Vending y Servicios CCU Ltda.	77,736,670-K	Chile	Chilean Pesos	-	99.9738	99.9738	99.9738
Inversiones Invex CCU Ltda.	78,418,890-6	Chile	US Dollar	6.7979	93.1926	99.9905	99.9905
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	98.0000	2.0000	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	90.9100	9.0866	99.9966	99.9966
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	-	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (6)	91,041,000-8	Chile	Chilean Pesos	-	67.1992	67.1992	64.6980
Manantial S.A. (1)	96,711,590-8	Chile	Chilean Pesos	-	50.5507	50.5507	50.5507
Viña Altaïr SpA. (7)	96,969,180-9	Chile	Chilean Pesos	-	67.1992	67.1992	64.6980
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	-	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	99.7500	0.2499	99.9999	99.9999
Viña del Mar de Casablanca S.A. (7)	96,993,110-9	Chile	Chilean Pesos	-	-	-	64.6980
Embotelladora Chilenas Unidas S.A. (1)	99,501,760-1	Chile	Chilean Pesos	99.0670	0.9164	99.9834	99.9834
Viña Valles de Chile S.A.	99,531,920-9	Chile	Chilean Pesos	-	67.1992	67.1992	64.7080
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	50.0000	49.9866	99.9866	99.9866
Viña Orgánica SPT S.A.	99,568,350-4	Chile	Chilean Pesos	-	67.1992	67.1992	64.6980
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	46.0000	34.0000	80.0000	80.0000
Andina de Desarrollo S.A.	0-E	Argentina	Argentine Pesos	-	59.1970	59.1970	59.1970
Cía. Cervecerías Unidas Argentina S.A. (3)	0-E	Argentina	Argentine Pesos	-	99.9924	99.9924	99.9924
Compañía Industrial Cervecera S.A.	0-E	Argentina	Argentine Pesos	-	99.9949	99.9949	99.9949
Finca Eugenio Bustos S.A.	0-E	Argentina	Argentine Pesos	-	67.1992	67.1992	64.6980
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	-	67.1992	67.1992	64.6980
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	-	74.9979	74.9979	75.4931
Sáenz Briones y Cía. S.A.I.C.	0-E	Argentina	Argentine Pesos	-	89.9150	89.9150	89.9149
International Spirits Investments USA LLCC	0-E	United States	US Dollar	-	80.0000	80.0000	-
CCU Investments Limited (5)	0-E	Cayman Islands	US Dollar	-	-	-	100.0000
Southern Breweries Limited (4)	0-E	Cayman Islands	US Dollar	38.7841	61.2101	99.9942	99.9942
Bebidas del Paraguay S.A. (2)	0-E	Paraguay	Paraguayan Guaranies	-	50.0049	50.0049	50.0049
Distribuidora del Paraguay S.A. (2)	0-E	Paraguay	Paraguayan Guaranies	-	49.9589	49.9589	49.9589
Sajonia Brewing Company S.R.L. (2)	0-E	Paraguay	Paraguayan Guaranies	-	25.5025	25.5025	25.5025
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999

 (*) Public company in Chile.

In addition to what is shown in the preceding table, the following are the percentages of participation with voting rights, in each of the subsidiaries as of December 31, 2017 and December 31, 2016, respectively. Each shareholder has one vote per share owned or represented. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation through a subsidiary.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of December 31, 2017	As of December 31, 2016
				%	%
Aguas CCU-Nestlé Chile S.A. (1)	76,007,212-5	Chile	Chilean Pesos	50.0917	50.0917
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	100.0000	100.0000
Cervecería Belga de la Patagonia S.A.	76,077,848-6	Chile	Chilean Pesos	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	100.0000	100.0000
Inversiones Invex CCU Tres Ltda. (5)	76,248,389-0	Chile	Chilean Pesos	100.0000	99.9997
Bebidas CCU-PepsiCo SpA.	76,337,371-1	Chile	Chilean Pesos	49.9866	49.9866
CCU Inversiones II Ltda. (2)	76,349,531-0	Chile	US Dollar	100.0000	100.0000
Bebidas Carozzi CCU SpA.	76,497,609-6	Chile	Chilean Pesos	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	99.9834	99.9834
Promarca Internacional SpA.	76,574,762-7	Chile	US Dollar	49.9917	49.9917
CCU Inversiones S.A. (6)	76,593,550-4	Chile	Chilean Pesos	99.9733	99.9733
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	80.0000	-
New Ecusa S.A.	76,718,230-9	Chile	Chilean Pesos	99.9834	99.9834
Promarca S.A.	76,736,010-K	Chile	Chilean Pesos	49.9917	49.9917
Vending y Servicios CCU Ltda.	77,736,670-K	Chile	Chilean Pesos	99.9738	99.9738
Inversiones Invex CCU Ltda.	78,418,890-6	Chile	US Dollar	99.9905	99.9905
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	100.0000	100.0000
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (6)	91,041,000-8	Chile	Chilean Pesos	67.1992	64.6980
Manantial S.A. (1)	96,711,590-8	Chile	Chilean Pesos	50.5507	50.5507
Viña Altaïr SpA. (7)	96,969,180-9	Chile	Chilean Pesos	67.1992	64.6980
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	100.0000	100.0000
Viña del Mar de Casablanca S.A. (7)	96,993,110-9	Chile	Chilean Pesos	-	64.6980
Embotelladora Chilenas Unidas S.A. (1)	99,501,760-1	Chile	Chilean Pesos	99.9834	99.9834
Viña Valles de Chile S.A.	99,531,920-9	Chile	Chilean Pesos	67.1992	64.7080
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	100.0000	100.0000
Viña Orgánica SPT S.A.	99,568,350-4	Chile	Chilean Pesos	67.1992	64.6980
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	80.0000	80.0000
Andina de Desarrollo S.A.	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Cía. Cervecerías Unidas Argentina S.A. (3)	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Compañía Industrial Cervecera S.A.	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Finca Eugenio Bustos S.A.	0-E	Argentina	Argentine Pesos	67.1992	64.6980
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	67.1992	64.6980
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	74.9979	75.4931
Sáenz Briones y Cía. S.A.I.C.	0-E	Argentina	Argentine Pesos	100.0000	100.0000
International Spirits Investments USA LLCC	0-E	United States	US Dollar	80.0000	-
CCU Investments Limited (5)	0-E	Cayman Islands	US Dollar	-	100.0000
Southern Breweries Limited (4)	0-E	Cayman Islands	US Dollar	100.0000	100.0000
Bebidas del Paraguay S.A. (2)	0-E	Paraguay	Paraguayan Guaraníes	50.0049	50.0049
Distribuidora del Paraguay S.A. (2)	0-E	Paraguay	Paraguayan Guaraníes	49.9589	49.9589
Sajonia Brewing Company S.R.L. (2)	0-E	Paraguay	Paraguayan Guaranies	25.5025	25.5025
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999

 (*) Public company in Chile.

The main movements in the ownership of the subsidiaries included in these consolidated financial statements are the following:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

(1) Aguas CCU-Nestlé Chile S.A.

On January 29, 2016, subsidiaries Aguas CCU-Nestlé Chile S.A. (“Aguas”) and Embotelladoras Chilenas Unidas S.A. (“ECUSA”) acquired 48.07% and 0.92% of the shares of Manantial S.A. (“Manantial”) respectively, exercising the call option granted in the Shareholders’ Agreement of Manantial. As a consequence, Compañía Cervecerías Unidas S.A. is currently the indirect owner of 100% of the shares of Manantial, becoming the only direct shareholders of Manantial: (i) Aguas with 99.08% of the capital stock, and (ii) ECUSA with 0.92% of the capital stock. The total amount of this transaction was   ThCh$ 19,111,686.

(2) CCU Inversiones II Limitada

On December 23, 2013, the Company acquired 50.005% and 49.959% of the stock of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., respectively. This transaction allows the Company to participate in beer distribution and in the production and marketing of non-alcoholic drinks, water and nectars. The total amount of this transaction was ThCh$ 11,254,656. Subsequently, on June 9, 2015 and December 29, 2016, the Company paid committed capital of ThCh$ 7,414,290 and ThCh$ 2,226,656, respectively, and these transactions do not change the percentage of participation.

Bebidas del Paraguay S.A. (BdP) and Distribuidora del Paraguay S.A. (DdP) are considered to be one economic group that shares and operating and financial strategy. BdP produces different brands owned by it. DdP is its sole and exclusive customer, which is responsible for the distribution and marketing of its products, reason why BdP consolidated it, and cosequently is presented in the consolidated financial statements of CCU.

As explained in Note 15, on March 31, 2016, through its subsidiary Bebidas del Paraguay S.A., acquired 51% of the stock rights of paraguayan company Sajonia Brewing Company S.R.L. (formerly Artisan SRL). The amount of this transaction was ThCh$ 641,489 (equivalents to US$ 1,000,000). During 2017, the Company has determined the fair values of assets and liabilities for this business combination as follows:

Assets and Liabilities	Fair Value
ThCh$
Cash and cash equivalents	462,873
Trade and other current receivables	9,813
Inventories	19,552
Total current assets	492,238
Intangible assets other than goodwill	259,712
Property, plant and equipment (net)	79,126
Total non-current assets	338,838
Total Assets	831,076
Trade and other current payables	7,063
Total current liabilities	7,063
Deferred tax liabilities	25,948
Total non-current liabilities	25,948
Total liabilities	33,011
Total Shareholders' Equity	798,065
Non-controlling interests	391,052
Net identifiable assets acquired	407,013
Goodwill	234,476
Amount paid	641,489

As of December 31, 2016, the Company was in the process of assessing of the fair values of acquisitions above mentioned, so it was recorded under Other non-financial non-current assets for an amount of ThCh$ 641,489, however for comparison purposes of this Consolidated Financial Statements, the Company have been reclassified from Other non-financial non-current assets to Current Assets and Non-Current Assets as is shown below:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Current assets	Balances presented at 12.31.2016	Reclassification	Balances 12.31.2016
	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	133,789,950	243,233	134,033,183
Trade and other current receivables	280,766,784	21,349	280,788,133
Accounts receivable from related parties	3,523,825	12,310	3,536,135
Inventories	199,290,678	20,860	199,311,538
Other non-financial assets	15,859,137	2,157	15,861,294

Non-current assets	Balances presented at 12.31.2016	Reclassification	Balances 12.31.2016
	ThCh$	ThCh$	ThCh$
Intangible assets other than goodwill	77,678,850	255,305	77,934,155
Goodwill	96,663,023	263,528	96,926,551
Property, plant and equipment (net)	903,831,702	273,020	904,104,722
Other non-financial assets	5,369,211	(641,489)	4,727,722

Current liabilities	Balances presented at 12.31.2016	Reclassification	Balances 12.31.2016
	ThCh$	ThCh$	ThCh$
Trade and other current payables	259,677,852	61,627	259,739,479

Non-current liabilities	Balances presented at 12.31.2016	Reclassification	Balances 12.31.2016
	ThCh$	ThCh$	ThCh$
Deferred tax liabilities	86,789,951	25,507	86,815,458

Equity	Balances presented at 12.31.2016	Reclassification	Balances 12.31.2016
	ThCh$	ThCh$	ThCh$
Non-controlling interests	122,994,424	363,139	123,357,563

Additionally, as explained in Note 16, the Company participates in 50% of the shares of Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S.

(3) Compañía Cervecerías Unidas Argentina S.A.

On January 7, 2016, subsidiary Compañía Industrial Cervecera S.A. (CICSA), acquired 50.99% of the stock rights of Los Huemules S.R.L (LH). As a consequence of the above mentioned the shareholders of Los Huemules S.R.L. are Cervecería Kunstmann S.A. (CCK) and CICSA with 49.01% and 50.99%, respectively. The final amount of this transaction was ThCh$ 118,092. Subsequently, on March 16, 2017, the stock rights of Los Huemules S.R.L. were transferred from CICSA to CCK, leaving final interest at CICSA with 50.0001% and CCK with 49.9999%.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

(4) Southern Breweries Limited

On August 26, 2016, subsidiaries Saint Joseph Investments Limited and South Investments Limited merged with CCU Cayman Limited, which became the legal continuer.

On the other hand, in October 2016, Southern Breweries Establishment, a subsidiary of CCU in Liechtenstein, became a stock company under the name "Southern Breweries Aktiengesellschaft" and on October 18, 2016 it was re-domiciled to the Cayman Islands. Subsequently, in November 2016, the bylaws of that company were modified and its name was changed to "Southern Breweries Limited". Finally, the aforementioned subsidiary CCU Cayman Limited merged with Southern Breweries Limited, which became the legal continuer. The transactions mentioned above had no effects on the results of the Company.

(5) CCU Investment Limited and Inversiones Invex CCU Tres Ltda.

On October 30, 2017, subsidiary CCU Investments Limited merged with Inversiones Invex CCU Tres Ltda., which became the legal continuer. The transactions mentioned above had no effects on the results of the Company.

(6) CCU Inversiones S.A. and Viña San Pedro Tarapacá S.A. (VSPT).

On December 12, 2017, CCU, through its subsidiary CCU Inversiones S.A., acquired the 2.5% of the shares of VSPT for a total amount of ThCh$ 7,800,000, equivalent to 1,000,000,000 shares. As a result of the above, the indirect participation of CCU, through CCU Inversiones S.A., exceeded two-thirds of VSPT´s shares, therefore, the provisions of article 199 bis of Law N° 18,045, the Chilean Securities Market Law (LMV) apply, which imposes the obligation to initiate, within 30 days from the date of such acquisition, a tender offer for the remaining shares (Offer) under the terms of said regulations. The price to be offered for the shares subject to the Offer was set at $ 7.8 per share. In compliance with the above, on December 27, 2017 the tender offer initiation notice was published, which period runs from December 28, 2017 until January 26, 2018, inclusive, under the terms and conditions set forth in the aforementioned regulations.

(7) Viña Altaïr SpA. y Viña del Mar de Casablanca S.A.

On May 31, 2017, subsidiary Viña del Mar Casablanca S.A. merged with Viña Altaïr SpA., which became the legal continuer. The transactions mentioned above had no significant effects on the results of the Company.

Below we briefly describe the companies that qualify as joint operations:

(a) Promarca S.A.

Promarca S.A. is a closed stock company whose main activity is the acquisition, development and administration of trademarks and their corresponding licensing to their operators.

On December 31, 2017, Promarca S.A. recorded a profit of ThCh$ 4,524,117 (ThCh$ 4,812,696 in 2016 and ThCh$ 4,708,318 in 2015), which in accordance with the Company’s policies is 100% distributable.

At the Extraordinary Shareholders’ Meetings of Promarca S.A. held on June 2016, the shareholders agreed to increase paid-in capital (jointly the "Capital Increase"). The Capital Increase was subscribed in equal parts by subsidiary New Ecusa S.A. and Watt’s Dos S.A., the only shareholders, who maintained their current 50% interest, through a contribution of ThCh$ 8,199,240 and 100% of the shares of Promarca Internacional SpA (whose line of business is the exploitation and development of the Watt’s brands in Argentina, Paraguay, Uruguay and Bolivia). As of June 2016, Promarca Internacional SpA became a wholly owned subsidiary of Promarca S.A. During June 30, 2016, the fair values of the assets and liabilities of Promarca Internacional SpA. were determined, as follows:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Assets and Liabilities	Fair Value
ThCh$
Intangible assets other than goodwill	11,229,149
Total non-current assets	11,229,149
Total Assets	11,229,149

Deferred tax liabilities	3,029,909
Total current liabilities	3,029,909

Net identifiable assets acquired	8,199,240
Amount paid	8,199,240

As a result of the previously mentioned fair values and in accordance with rights of Promarca S.A. in the joint venture, intangibles have been generated in the amount of ThCh$ 5,614,575, which are described in Note 17.

(b) Compañía Pisquera Bauzá S.A.

On December 2, 2011, subsidiary Compañía Pisquera de Chile S.A. (CPCh) signed a license agreement for the marketing and distribution of the Pisco Bauzá brand in Chile. In addition, this transaction included the acquisition by CPCh of 49% of Compañía Pisquera Bauzá S.A. (CPB), owner of the Bauzá brand in Chile. The Bauzá family maintains 51% ownership of that company and all of its productive assets, which will continue to be associated to the production of Pisco Bauzá.

On December 31, 2015, CPB recorded a profit of ThCh$ 82,663, which in accordance with the Company’s policies was 100% distributable.

On January 7, 2016, CPCh sold its 49% interest to Agroproductos Bauzá S.A. (“Agroproductos Bauzá”). See Note 14.

(c) Bebidas CCU-Pepsico SpA.

On October 23, 2013, Bebidas CCU-PepsiCo SpA (BCP) was created, where the subsidiary CCU inversions S.A. owns a 50%. The line of business of this company is manufacture, produce, process, transform, transport, import, export, purchase, sell and in general market all types of concentrates. Its operations commenced on January 1, 2014.

On December 31, 2017, BCP recorded a profit of ThCh$ 1,078,916 (ThCh$  1,066,005  in 2016 and ThCh$  802,418 in 2015), which in accordance with the Company’s policies is 100% distributable.

(d) Bebidas Carozzi CCU SpA.

On November 26, 2015, CCU, directly through its subsidiary ECCUSA, entered into a joint arrangement that qualifies as a joint venture, through Bebidas Carozzi CCU SpA. (BCCCU), a joint-stock company established in Chile in which CCU and Empresas Carozzi S.A. participate as only shareholders in equal parts. The purpose of this company is the production, marketing and distribution of instant powder drinks in the national territory. The total disbursement by ECCUSA in this transaction was ThCh$ 21,846,500. Its operations commenced on December 1, 2015.

On December 31, 2017, BCCCU recorded a profit of ThCh$  2,278,345 (ThCh$ 797,268 and ThCh$ 402,228 in 2015), which in accordance with the Company’s policies is 100% distributable.

The companies mentioned above (letter a) to d)) meet the conditions stipulated in IFRS 11 to be considered "joint operations", since the primary assets in both entities are trademarks, the contractual arrangements establishes that the parties to the joint arrangement share all interests in the assets relating to the arrangement in a specified proportion and their income is 100% from royalties charged to the joint operators for the sale of products using these trademarks.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 2 Summary of significant accounting policies

 Significant accounting policies adopted for the preparation of these consolidated financial statements are described below:

2.1         Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB), which have been applied consistently in the years presented.

The consolidated financial statements have been prepared on a historical basis, as modified by the subsequent valuation of financial assets and financial liabilities (including derivative instruments) at fair value.

The preparation of the Consolidated Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires that management uses its professional judgment in the process of applying the Company’s accounting policies. See Note 3 for disclosure of significant accounting estimates and judgments.

All IFRS standards, amendments and enhancements whose adoption was required by January 1, 2017, have been adopted by the Company, without significant impacts on the financial statements as of December 31, 2017.

At the date of issuance of these consolidated financial statements the following Standards, Amendments, Improvements and Interpretations to existing IFRS standards have been published to existing standards that have not taken effect and that the Company has not adopted in advance or when applied corresponds.

These standards are required to be applied by the following dates:

New Standards, Improvements, Amendments and Interpretations		Mandatory for years beginning in:
Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions.	January, 1, 2018
IFRIC Interpretation 22	Foreign Currency Transactions and Advance Consideration.	January, 1, 2018
Amendments to IAS 40	Transfers of Investment Property.	January, 1, 2018
Improvement to IAS 28	Investment in Associates and Joint Ventures: Measuring an associate or joint venture at fair value.	January, 1, 2018
IFRS 9	Financial Instruments.	January, 1, 2018
IFRS 15	Revenue fro Contracts with Customers.	January, 1, 2018
Amendments to IFRS 15	Clarifications to IFRS 15 Revenue fro Contracts with Customers.	January, 1, 2018
IFRS 16	Leases.	January, 1, 2019
IFRC 23	Uncertainty over Income Tax Treatments.	January, 1, 2019
Amendments to IFRS 9	Financial Instruments.	January, 1, 2019
Amendments to IAS 28	Investment in Associates and Joint Ventures	January, 1, 2019
Amendments to IFRS 3	Business combination.	January, 1, 2019
Amendments to IFRS 11	Joint arrangements.	January, 1, 2019
Amendments to IAS 12	Income taxes.	January, 1, 2019
Amendments to IAS 23	Borrowing costs.	January, 1, 2019

The Company estimates the adoption of these new Standards, Improvements, Amendments and Interpretations mentioned in the table above will not have a material impact on the Consolidated Financial Statements upon initial application, except by the application of IFRS 9, IFRS 15 and IFRS 16 which is described as follows how this affect to the Company:

-              In relation with IFRS 9, the Company has made an evaluation of its impacts which included the determination of gaps between criteria of classification and measurement of financial instruments with respect to the criteria currently used and the determination of the impact of moving to a model of expected losses to determine the impairment of its financial assets.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Based on the evaluation performed it has been determined there are no significant changes that affect the classification and measurement of its financial assets after applying IFRS 9. Nor have impacts on accounting policies been identified for financial liabilities, since the new requirements only affect accounting for liabilities that are designated at fair value through profit or loss, over which the Company, as of December 31, 2017 does not have, nor have there been any debt renegotiations that could be affected by the new clarifications regarding the accounting treatment regarding modification of liabilities.

In relation to the new impairment model, the standard requires the recognition of impairment losses based on expected credit losses (PCE) instead of only credit losses incurred as indicated in IAS 39. Based on the evaluations performed on Trade and other accounts receivable as of December 31, 2017, the Company has estimated that there is no significant impact on the determination of the provision for impairment losses, but the accounting policy will be modified.

The date of adoption of this new standard is mandatory as of January 1, 2018. The Company will apply this standard prospectively, using the practical resources allowed by the standard and given that the effects are not significant, the comparative balances for the year 2017 will not be restated.

-              In relation with IFRS 15, the basic principle of IFRS 15 is an entity recognizes income from ordinary activities, in a way that represents the transfer of goods or services committed to customers, in exchange for an amount that reflects the compensation, in which the entity, expects to have entitled in change these goods or services. An entity shall recognize revenue from ordinary activities in accordance with that basic principle by applying the following 5 steps which are:

                                Step 1 – Identify the contract (or contracts) with the customer.

                                Step 2 - Identify performance obligations in the contract.

                                Step 3 - Determine the price of the transaction.

                                Step 4 - Assign the price of the transaction between performance obligations.

Step 5 - Recognize income from ordinary activities when (or as) the entity satisfies a performance obligation.

The Company has carried out an evaluation of the 5 steps indicated above and no new performance obligations have been identified or different from those already presented in the Consolidated Financial Statements and additionally has determined there are no significant changes in the recognition of income, since these are recorded to the extent that it is likely the economic benefits flow to the Company and can be measured reliably, with determined prices that are measured at the fair value of the economic benefits received or to be received, once the performance obligation is satisfied and income is presented net of valued added tax, specific taxes, returns, discounts and rappel.

The date of adoption of this new standard is mandatory as of January 1, 2018. The Company will apply this standard prospectively, using the practical resources allowed by the standard and given that the effects are not significant, the comparative balances for the year 2017 will not be restated.

-              IFRS 16 about leases requires that the lease contracts currently classified as operational, with maturities greater than 12 months, have an accounting treatment similar to financial leases. In general terms, this means that an asset must be recognized for the right to use the assets subject to operational lease contracts and a liability, equivalent to the present value of the payments associated with the contract. As for the effects on the result, the monthly lease payments will be replaced by the depreciation of the asset and the recognition of a financial expense.

At the date of issuance of these Consolidated Financial Statements, the Company is evaluating the impact of the adoption of this leasing standard, including the effects it may have on covenants and other financial indicators.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

2.2 Basis of nconsolidation

Subsidiaries

Subsidiaries are entities over which the Company has power to direct their financial and operating policies, which generally is the result of ownership of more than half of the voting rights. Subsidiaries are consolidated from the date on which control was obtained by the Company, and are excluded from consolidation as of the date the Company loses such control.

The acquisition method is used for the accounting of acquisition of subsidiaries. The acquisition cost is the fair value of the assets delivered, of the equity instruments issued and of the liabilities incurred or assumed as of the exchange date. The identifiable assets acquired, as well as the identifiable liabilities and contingencies assumed in a business combination are initially valued at their fair value on the acquisition date, regardless the scope of minority interests. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as income.

Joint operations

As explained in Note 1, for the joint arrangements that qualify as joint operations, the Company recognizes its share of the assets, liabilities and income in respect to its interest in the joint operations in accordance with IFRS 11.

Intercompany transaction

Intercompany transactions, balances and unrealized gains from transactions between the Company’s entities are eliminated in consolidation. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Whenever necessary, the accounting policies of subsidiaries are amended to ensure uniformity with the policies adopted by the Company.

Non-controlling Interest

Non-controlling interest is presented in the Equity section of the Consolidated Stament of Financial Position. The net income attributable to equity holder of the parent and non-controlling interest are each disclosed separately in the Consolidated Statement of Income after net income.

Investments accounted for using the equity method

Joint ventures and associates

The Company maintains investments in joint arrangements that qualify as joint ventures, which correspond to a contractual agreement by which two or more parties carry out an economic activity that is subject to joint control, and normally involves the establishment of a separate entity in which each party has a share based on a shareholders’ agreement. In addition, the Company maintains investments in associates which are defined as entities in which the investor does not have significant influence and are not a subsidiary or a joint venture.

The Company accounts for its participation in joint arrangements that qualify as joint ventures and in associates using the equity method. The financial statements of the joint venture are prepared for the same year, under accounting policies consistent with those of the Company. Adjustments are made to agree any difference in accounting policies that may exist with the Company’s accounting policies.

Whenever the Company contributes or sells assets to companies under joint control or associates, any income or loss arising from the transaction is recognized based on how the asset is realized. When the Company purchases assets from those companies, it does not recognize its share in the income or loss of the joint venture in respect to such transaction until the asset is sold or realized.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

2.3 Financial information as per operating segments

The Company has defined three operating segments which are essentially defined with respect to its revenues in the geographic areas of commercial activity: 1.- Chile, 2.- International business and 3.- Wine.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by CCU. These segments reflect separate operating results which are regularly reviewed by chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 6).

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

2.4         Foreign currency and unidad de fomento (Adjustment unit)

Presentation and functional currency

The Company uses the Chilean peso (Ch$ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the Argentinian, Uruguayan and Paraguayan subsidiaries is the Argentine peso, Uruguayan Peso and Paraguayan guarani, respectively. The functional currency of the joint venture and associates in Colombia and Bolivia are the Colombian peso and Bolivian peso, respectively.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The exchange rates of the primary foreign currencies and adjustment units used in the preparation of the consolidated financial statements as of December 31, 2017, 2016 and 2015 are detailed as follows:

Chilan Pesos as pero unit of foreign currency or adjustable unit		As of December 31, 2017	As of December 31, 2016	As of December 31, 2015
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	614.75	669.47	710.16
Euros	EUR	739.15	705.60	774.61
Argentine Peso	ARS	32.96	42.13	54.46
Uruguayan Peso	UYU	21.34	22.82	23.71
Canadian Dollar	CAD	491.05	498.38	511.50
Sterling Pound	GBP	832.09	826.10	1,053.02
Paraguayan Guarani	PYG	0.11	0.12	0.12
Bolivians	BS	89.61	97.59	103.67
Colombian Peso	COP	0.21	0.22	0.22
Adjustment Units
Unidad de fomento (*)	UF	26,798.14	26,347.98	25,629.09

(*) The Unidad de Fomento (UF) is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

2.5         Cash and cash equivalents

Cash and cash equivalents includes available cash, bank balances, time deposits at financial entities, investments in mutual funds and financial instruments acquired under resale agreements, as well as highly liquid short-term investments, all at a fixed interest rate, normally with original maturity of up to three months.

2.6         Other financial assets

Other financial assets include money market securities, derivative contracts and time deposits at financial entities maturing in more than 90 days.

2.7         Financial instruments

Financial assets

The Company recognizes a financial asset in its Consolidated Statement of Financial Position as follows:

As of the date of initial recognition, management classifies its financial assets: (i) at fair value through profit and loss (ii) Trade and other current receivables and (iii) hedging derivatives. The classification depends on the purpose for which the financial assets were acquired. For instruments not classified at fair value through Income, any cost attributable to the transaction is recognized as part of the asset’s value.

The fair value of instruments that are actively traded in formal markets is determined by the traded price on the financial statement closing date. For investments without an active market, fair value is determined using valuation techniques including (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flows and (iv) other valuation models.

After initial recognition, the Company values the financial assets as described below:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Trade and other current receivables

Trade receivable credits or accounts are recognized according to their invoice value.

The Company purchases credit insurance covering approximately 90% and 99% of individually significant accounts receivable balances for the domestic market and the international market, of total trade receivable, respectively, net of a 10% deductible.

An impairment of accounts receivable balances is recorded when there is an objective evidence that the Company not will be capable to collect amounts according to the original terms. Some indicators that an account receivable has impairment are the financial problems, initiation of a bankruptcy, financial restructuring and age of the balances of our customers.

Estimated losses from bad debts are determined by applying different percentages, taking into account maturity factors, until reaching 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis. Impairment losses are recorded in the Consolidated Statemet of Income in the period incurred.

Current trade receivable credits and accounts are initially recognized at their nominal value and are not discounted because they do not differ significantly from their fair value. The Company has determined that the calculation of the amortized cost is not materially different from the invoiced amount because the transactions do not have significant associated costs.

Financial liabilities

The Company recognizes a financial liability in its Consolidated Statement of Financial Position as follows:

Interest-bearing loans and financial obligations

Interest-bearing loans and financial obligations are initially recognized at the fair value of the resources obtained, less incurred costs that are directly attributable to the transaction. After initial recognition, interest-bearing loans and obligations are measured at amortized cost. The difference between the net amount received and the value to be paid is recognized in the Consolidated Statement of Income over the term of the loan, using the effective interest rate method.

Interest paid and accrued related to loans and obligations used to finance its operations are presented under finance costs.

Interest-bearing loans and obligations maturing within twelve months are classified as current liabilities, unless the Company has the unconditional right to defer payment of the obligation for at least a twelve months after the closing date of the Consolidated Financial Statement.

Trade and other payables

Trade and other payables are initially recognized at nominal value because they do not differ significantly from their fair value. The Company has determined that no significant differences exist between the carrying value and amortized cost using the effective interest rate method.

Derivative Instruments

All derivative financial instruments are initially recognized at fair value as of the date of the derivative contract and subsequently re-measured at their fair value. Gains and losses resulting from fair value measurement are recorded in the Consolidated Statement of Income as gains or losses due to fair value of financial instruments, unless the derivative instrument is designated as a hedging instrument.

Financial Instruments at fair value through profit and loss include financial assets classified as held for trading and financial assets which have been designated as such by the Company. Financial assets are classified as held for trading when acquired for the purpose of selling them in the short term. The fair value of derivative financial instruments that do not qualify for hedge accounting is immediately recognized in the consolidated statement of income under Other gains (losses).  The fair value of these derivatives is recorded under Other financial assets and Other financial liabilities.

Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

Derivative instruments classified as hedges are accounted for as cash flow hedges.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

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

The total fair value of a hedging derivative is classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The ineffective portion of these instruments can be viewed in Other gains (losses) of the Consolidated Statements of Income. The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flow hedges are initially recognized in Cash Flow Hedge Reserve in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the Consolidated Statement of Income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Consolidated Statement of Income. When a cash flow hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Consolidated Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Consolidated Statement of Income.

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

2.8          Financial asset impairment

As of each financial statement date the Company assesses whether a financial asset or group of financial assets is impaired.

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

If the impairment loss amount decreases during subsequent periods and such decrease can be objectively related to an event occurred after recognition of the impairment, the previously recognized impairment loss is reversed.

Any subsequent impairment reversal is recognized in Income provided that the carrying amount of the asset does not exceed its value as of the date the impairment was recognized.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

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

2.10       Current biological assets

Under current Biological assets, the Company includes the costs associated with agricultural activities (grapes), which are capitalized up to the harvesting date, when they become part of the inventory cost for subsequent processes. The Company considers that the costs associated with agricultural activities represent a reasonable approximation to their fair value.

2.11       Other non-financial assets

Other non-financial assets mainly includes prepayments associated with advertising related to contracts regarding the making of commercials which are work in progress and have not yet been shown (current and non-current), payments to insurances and advances to suppliers in relation with certain purchases of property, plant and equipment. Additionally it includes disbursements related to tax payments to be recovered from subsidiaries in Argentina, paid guarantees related with leases and materials to be consumed related to industrial safety implements.

2.12       Property, plant and equipment

Property, plant and equipment items are recorded at their historic cost, less accumulated depreciation and impairment losses. The cost includes both disbursements directly attributable to the asset acquisition or construction, as well as the financing interest directly related to certain qualified assets, which are capitalized during the construction or acquisition period, as long as these assets qualify for these purposes considering the period necessary to complete and prepare the assets to be operative. Disbursements after the purchase or acquisition are only capitalized when it is likely that the future economic benefits associated to the investment will flow to the Company, and costs may be reasonably measured. Subsequent disbursements related to repairs and maintenance are recorded as expenses when incurred.

Depreciation of property, plant and equipment items, including assets under financial lease, is calculated on a straight line basis over the estimated useful lives of property, plant and equipment items, taking into account their estimated residual value. When an asset is formed by significant components with different useful lives, each part is separately depreciated. Property, plant and equipment useful lives and residual values estimates are reviewed and adjusted at each financial statement closing date, if necessary.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The estimated useful lives of property, plant and equipment are detailed as follows:

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

Biological assets held by Viña San Pedro Tarapacá S.A. (VSPT) and its subsidiaries consist of vines in formation and in production. Harvested grapes are used for subsequent wine production.

Vines under production are valued at the historic cost, less depreciation and any impairment loss.

Depreciation of vines in production is recorded using the straight-line method over the 30-year estimated average production life, which is periodically assessed. Vines in formation are not depreciated until they start producing.

Costs incurred in acquiring and planting new vines are capitalized.

When the carrying amount of a property, plant and equipment item exceeds its recoverable value, it is immediately written down to its recoverable amount (See Note 2, 2.17).

2.13       Leases

Lease agreements are classified as finance leases when the agreement transfers to the Company substantially all the risks and rewards inherent to ownership of the asset, in accordance with IAS 17 “Leases”. For agreements that qualify as finance leases, and an asset and a liability are recognized as of the inception date for a value equivalent to the fair value of the leased asset or the present value of future lease payments, whichever is lower. Subsequently, lease payments are allocated between the finance cost and reduction of the obligation, in order to obtain a constant interest rate on the balance of the obligation.

Lease agreements that do not qualify as finance leases are classified as operating leases. Operating lease payments are charged to income using the straight-line method over the term of the lease.

2.14        Investment property

Investment property consist of land and buildings held by the Company for the purpose of generating appreciation and not to be used in the normal course of business, and are recorded at historical cost less any impairment loss. Depreciation of investment property, excluding land, is calculated using the straight-line method over the estimated useful life of the asset, taking into account their estimated residual value.

2.15       Intangible assets other than goodwill

Commercial trademarks

The Company’s commercial trademarks are intangible assets with indefinite useful lives that are presented at historical cost, less any impairment loss. The Company believes that through investing in marketing, trademarks maintain their value, consequently they are considered as having indefinite useful lives and they are not amortizable. These assets are tested for impairment on a yearly basis, or when existing factors indicate a likely loss of value (Note, 2.17).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Software program

Software program licenses are capitalized at the value of the costs incurred in their acquisition and in preparing the software for use. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of software programs are recognized as an expense in the year in which they are incurred.

Water rights

Water rights acquired by the Company correspond to the right to use existing water from natural sources, and are recorded at their attributed cost as of the date of transition to IFRS. Since such rights are perpetual they are not amortizable, however they are tested for impairment annually, or when factors exist that indicate a likely loss of value (See Note 2.17).

Distribution rights

Corresponds to rights acquired to distribute different products. These rights are amortized over their estimated useful lives.

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

For the purposes of impairment tests, goodwill is assigned Cash Generating Units (CGU) that is expected to benefit from the synergies of a business combination. Each unit or group of units (CGU - See Note 18) represents the lowest level inside the Company at which goodwill is monitored for internal administration purposes, which is not larger than a business segment. The cash generating units to which the goodwill is assigned are tested for impairment annually or with a higher frequency, when there are signs indicating that a cash generating unit could experience impairment or some of the significant market conditions have changed.

Goodwill in the acquisition of joint ventures is assessed for impairment as part of the investment, provided that there are indications that the investment may be impaired.

An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable value, which is the fair value of the cash generating unit, less selling costs or its value in use, whichever is higher.

An impairment loss is first allocated to goodwill to reduce its carrying amount, and then to other assets in the cash generating unit. Once recognized, impairment losses are not reversed in following years.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

2.17       Impairment of non-financial assets other than goodwill

The Company annually assesses the existence of non-financial asset impairment indicators. When indicators exist, the Company estimates the recoverable amount of the impaired asset. If it cannot estimate the recoverable amount of the impaired asset at an individual level, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

For intangible assets with indefinite useful lives which are not amortized, the Company performs all required testing to ensure that the carrying amount does not exceed the recoverable value.

The recoverable value is defined as the fair value, less selling cost or value in use, whichever is higher. Value in use is determined by estimating future cash flows associated to the asset or to the cash generating unit, discounted from its current value by using interest rates before taxes, which reflect the time value of money and the specific risks of the asset. If the carrying amount of the asset exceeds its recoverable amount, the Company records an impairment loss in the Statement of Income.

For the rest of non-financial assets other than goodwill and intangibles with indefinite useful lives, the Company assesses the existence of impairment indicators when an event or change in business circumstances indicates that the carrying amount of the asset may not be recoverable and impairment is recognized when the carrying amount is higher than the recoverable value.

The Company annually assesses whether the impairment indicators of non-financial assets for which impairment losses were recorded during prior years have disappeared or decreased. In the event of such situation, the recoverable amount of the specific asset is recalculated and its carrying amount is increased, if necessary. Such increase is recognized in the Statement of Income as reversal of impairment losses. The increase in the value of the previously impaired asset is recognized only when it is originated by changes in the assumptions used to calculate the recoverable amount. The increase in the asset due to reversal of the impairment loss is limited to the amount that would have been recorded had the impairment not occurred.

2.18       Non-current assets of disposal groups classified as held for sale

The Company register as non-current assets of disposal groups classified as held for sale as Property, plant and equipment expected to be sale, for which active sale negotiations have begun.

These assets are measured at the lower of their carrying amount and the estimated fair value, less selling costs. From the moment in which the assets are classified as non-current assets of disposal group classified held for sale they are no longer depreciated.

2.19       Income taxes

The income tax account is composed of current income tax associated to legal income tax obligations and deferred taxes recognized in accordance with IAS 12. Income tax is recognized in the Consolidated Statement of Income by Function, except when it is related to items recorded directly in Equity, in which case the tax effect is also recognized in Equity.

Income Tax Obligation

Income tax obligations are recognized in the financial statements on the basis of the best estimates of taxable profits as of the financial statement closing date, and the income tax rate valid as of that date in the countries where the Company operates.

Deferred Tax

Deferred taxes are those the Company expects to pay or to recover in the future, due to temporary differences between the carrying amount of assets and liabilities (carrying amount for financial reporting purposes) and the corresponding tax basis of such assets and liabilities used to determine the profits subject to taxes. Deferred tax assets and liabilities are generally recognized for all temporary differences, and they are calculated at the rates that will be valid on the date the liabilities are paid or the assets realized.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Deferred tax is recognized on temporary differences arising from investments in subsidiaries and associates, except in cases where the Company is able to control the date on which temporary differences will be reversed, and it is likely that they will not be reverted in the foreseeable future. Deferred tax assets, including those arising from tax losses are recognized provided it is likely that in the future there will be taxable profits against which deductible temporary differences can be offset.

Deferred tax assets and liabilities are offset when there is a legal right to offset tax assets against tax liabilities, and the deferred tax is related to the same taxable entity and the same tax authority.

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

2.21       Provisions

Provisions are recognized when: (i) the Company has a current legal or implicit obligation, as a result of past events, (ii) it is probable that monetary resources will be required to settle the obligation and (iii) the amounts can be reasonably established. The amounts recognized as provisions as of the financial statement closing date, are Management’s best estimates, and consider the necessary disbursements to liquidate the obligation.

The concepts used by the Company to establish provisions charged against income correspond mainly to civil, labor and taxation proceedings that could affect the Company (See Note 23).

2.22       Revenue recognition

Revenue is recognized when it is likely that economic benefits will flow to the Company and these can be reliably measured. Income is measured at the fair value of the economic benefits received or to be received, and is presented net of valued added tax, specific taxes, returns, discounts and rebates.

Goods sold are recognized after the Company has transferred to the buyer all the risks and benefits inherent to ownership of the goods, and it do not have the right to dispose of them. In general, this means that sales are recorded when the risks and benefits of ownership are transferred to the customer, pursuant to the terms agreed in the commercial agreements.

Sale of products in the domestic market

The Company obtains its revenues, both in Chile and Argentina, mainly from the sales of beers, soft drinks, mineral waters, purified water, nectars, wines, cider and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains, and none of which act as commercial agents of the Company. Such revenues in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Exports

In general, the Company’s sales delivery conditions are the basis for revenue recognition related to exports.

The structure of revenue recognition is based on the grouping of Incoterms, mainly in the following groups:

•              "FOB (Free on Board) shipping point", by which the buyer organizes and pays for transportation, consequently the sales occurs and revenue is recognized upon delivery of the merchandise to the transporter hired by the buyer.

•              “CIF (Cost, Insurance & Freight) and similar", by which the Company organizes and pays for external transportation and some other expenses, although CCU ceases being responsible for the merchandise after delivering it to the marine or air shipping company in accordance with the relevant terms. The sale occurs and revenue is recognized upon the delivery of merchandise at the port of destination.

In case of discrepancies between the commercial agreements and Incoterms, the former shall prevail.

2.23       Commercial agreements with distributors and supermarket chains

The Company enters into commercial agreements with its clients, distributors and supermarkets through which they establish: (i) volume discounts and other client variables, (ii) promotional discounts that correspond to an additional rebate on the price of the products sold due to commercial initiatives development (temporary promotions), (iii) payment  for services and rendering of counter-services (advertising and promotional agreements, use of preferential spaces and others) and (iv) shared advertising, which corresponds to the Company’s participation in advertising campaigns, promotional magazines and opening of new sales locations.

Volume discounts and promotional discounts are recognized as a reduction in the selling price of the products sold. Shared advertising contributions are recognized when the advertising activities agreed upon with the distributor have been carried out, and they are recorded as marketing expenses incurred, under Other expenses by function.

Commitments with distributors or importers in the exports area are recognized on the basis of existing trade agreements.

2.24       Cost of sales of products

Cost of sales includes the production cost of the products sold and other costs incurred to place inventories at the locations and under the conditions necessary for the sale. Such costs mainly include raw materials costs, packing costs, production staff labor costs, production-related asset depreciation, returnable bottles depreciation, license payments, operating costs and plant and equipment maintenance costs.

2.25       Other expenses by function

Other expenses by function mainly include advertising and promotion expenses, depreciation of assets sold, selling expenses, marketing costs (sets, signs, neon signs at customer facilities) and marketing and sales staff remuneration and compensation.

2.26        Distribution expenses

Distribution costs include all the necessary costs to deliver products to customers.

2.27       Administrative expenses

Administrative expenses include support unit staff remuneration and compensation, depreciation of offices, equipment, facilities and furniture used for these functions, non-current asset amortization and other general and administrative expenses.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

2.28       Environment liabilities

Environmental liabilities are recorded based on the current interpretation of environmental laws and regulations, or when an obligation is likely to occur and the amount of such liability can be reliably calculated.

Disbursements related to environmental protection are charged to the Consolidated Statements of Income by Function as incurred, except for investments in infrastructure designed to comply with environmental requirements, which are accounted for following the accounting policies for property, plant and equipment.

Note 3 Estimates and application of professional judgment

The preparation of Financial Statement requires estimates and assumptions from Management affecting the amounts included in the Consolidated Financial Statements and their related notes. The estimates made and the assumptions used by the Company are based on historical experience, changes in the industry and the information supplied by external qualified sources. Nevertheless, final results could differ from the estimates under certain conditions.

Significant estimates and accounting policies are defined as those that are important to correctly reflect the Company’s financial position and income, and/or those that require a high level of judgment by Management.

The primary estimates and professional judgments relate to the following concepts:

•              The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2, 2.16 and Note 18).

•              The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2, 2.17 and Note 17).

•              The assumptions used in the current calculation of liabilities and obligations to employees (Note 2, 2.20 and Note 25).

•              Useful lives of property, plant and equipment (Note 2,12 and Note 19) and intangibles (Note 2, 2.15 and Note 17).

•              The assumptions used for calculating the fair of value financial instruments (Note 2, 2.7 and Note 7).

•              The likelihood of occurrence and amounts estimated in an uncertain or contingent manner (Note 2, 2.21 and Note 23).

•              The valuation of current Biological assets (Note 2, 2.10 and Note 13).

Such estimates are based on the best available information of the events analyzed to date in these consolidated financial statements.

However, it is possible that events that may occur in the future may result in adjustments to such estimates, which would be recorded prospectively.

Note 4 Accounting changes

During the year ended on December 31, 2017, there have been no significant changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 5   Risk Administration

Risk administration

In companies where CCU has a controlling interest, the Company’s Administration and Finance Management provides a centralized service for the group’s companies to obtain financing and administration of exchange rates, interest rates, liquidity, inflation, raw materials and credit risks. Such activity operates in accordance with a framework of policies and procedures, which is regularly reviewed to ensure it fulfills the purpose of managing the risks originated by business needs.

In companies with a non-controlling interest (VSPT, CPCh, Aguas CCU-Nestlé, Bebidas del Paraguay S.A. and Cervecería Kunstmann) the responsibility for this service lies with the respective Board of Directors and respective Administration and Finance Management Area. When applicable, the Board of Directors and Directors Committee has the final responsibility for establishing and reviewing the risk administration structure, as well as for the reviewing significant changes made to risk management policies.

In accordance with financial risk policies, the Company uses derivative instruments only for the purpose of hedging exposure to interest rate and exchange rate risks arising from the Company’s operations and its sources of financing. The Company does not acquire derivative instruments for speculative or investment purposes. Nevertheless, some derivatives are not treated as hedges for accounting purposes because they do not qualify as such. Transactions with derivative instruments are exclusively carried out by Administration and Finance staff and Internal Audit Management regularly reviews the control environment of this function. Relationships with credit rating agencies and monitoring of financial restrictions (covenants) are also managed by Administration and Finance.

The Company’s main risk exposure is related to exchange rates, interest rates, inflation and raw materials prices (commodities), taxes, trade accounts receivable and liquidity. Several types of financial instruments are used to manage the risk originated by these exposures.

For each of the following points, where applicable, the sensitivity analyses developed are merely for illustration purposes, since in practice the sensitized variables rarely change without affecting each other and without affecting other factors that were considered as constant and which also affect the Company’s financial position and results.

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports sales, c) the purchase of raw materials, products and capital investments in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in foreign countries. The Company’s greatest exchange rate exposure is to the variation in the Chilean peso as compared to the US Dollar, Euro, Argentinean Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso.

As of December 31, 2017, the Company maintained foreign currency obligations amounting to ThCh$ 67,918,376 (ThCh$ 49,694,209 in 2016), mostly denominated in US Dollars. Foreign currency obligations (ThCh$ 10,945,398 in 2017 and ThCh$ 6,352,391 in 2016) represent 6% (4% in 2016) of total other financial liabilities. The remaining 94% (96% in 2016) is mainly denominated in Unidades de Fomento (inflation-indexed Chilean monetary unit - see inflation risk section). In addition, the Company has assets in foreign currency in the amount of ThCh$ 140,762,339 (ThCh$ 102,106,624 in 2016) that mainly correspond to net investments of subsidiaries in foreign countries and export accounts receivable.

Regarding the operations of foreign subsidiaries, the net liability exposure in US Dollars and other currencies amounts to ThCh$ 7,984,180 (net asset exposure of ThCh$ 3,806,104 in 2016).

To protect the value of the net foreign currency assets and liabilities position of its Chilean operations, the Company enters into derivative contracts (currency forwards) to ease any variation in the Chilean peso as compared to other currencies.

As of December 31, 2017, the net exposure of the Company in Chile in foreign currencies, after the use of derivative instruments, is assets in the amount of ThCh$ 1,026,554 (assets in the amount of ThCh$ 3,808,526 as of December 31, 2016).

As of December 31, 2017, of the Company’s total sales, both in Chile and abroad, 7% (8% in 2016) corresponds to export sales in foreign currencies, mainly US Dollars and Euros and approximately 62% (63% in 2016 and 54% in 2015) of total costs correspond to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the possible variations in the expected cash flows from such transactions.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The Company is also exposed to fluctuations in exchange rates relating to the conversion from Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina, Uruguay and Paraguay, associates in Bolivia and joint venture in Colombia. The Company does not hedge the risks associated to the conversion of its subsidiaries, whose effects are recorded in equity.

As of December 31, 2017, the net investment in foreign subsidiaries, associates and joint ventures amounts to ThCh$ 133,134,842, ThCh$ 7,406,020 and ThCh$ 71,070,399 respectively (ThCh$ 135,001,540, ThCh$ 8,249,048 and ThCh$ 35,449,038 in 2016).

Exchange rate sensitivity analysis

The effect of foreign currency translation differences recognized in the Consolidated Statement of Income for the year ended as of December 31, 2017, related to assets and liabilities denominated in foreign currency, was a loss of ThCh$ 2,563,019 (income of ThCh$ 456,995 in 2016 and ThCh$ 957,565 in 2015). Considering exposure as of December 31, 2017, and assuming a 10% increase (or decrease) in the exchange rate, and keeping constant all other variables such as interest rates constant, it is estimated that the effect on the Company’s income would be a loss after taxes of ThCh$ 76,478 (income of ThCh$ 289,448 in 2016 and a loss of ThCh$ 58,687 in 2015).

Considering that approximately 7% of the Company’s sales revenue comes from export sales carried out in Chile (8% in 2016 and 8% in 2015), in currencies other than the Chilean Peso, and that approximately 62% (63% in 2016 and 54% in 2015) of the Company’s direct costs are in or indexed to the US Dollar and assuming that the functional currencies will appreciate or (depreciate) by 10% in respect to the US Dollar, and keeping all other variables constant, the hypothetical effect on the Company’s income would be a loss after taxes of ThCh$ 18,772,323 (ThCh$ 13,908,457 in 2016 and ThCh$ 10,380,193 in 2015).

The Company can also be affected by changes in the exchange rate of the countries where its foreign subsidiaries operate, since income is converted to Chilean Pesos at the average exchange rate of each month. The operating income of foreign subsidiaries as of December 2017 was net income of ThCh$ 46,395,488 (ThCh$ 32,507,630 in 2016 and ThCh$ 32,141,475 in 2015). Therefore, a depreciation (or appreciation) of 10% in the exchange rate of the Argentine Peso, the Uruguayan Peso and the Paraguayan Guarani against the Chilean Peso, would result in a loss (income) before taxes of ThCh$ 4,639,549 (ThCh$ 3,250,763 in 2016 and ThCh$ 3,214,147 in 2015).

The net investment in foreign subsidiaries, associates and joint ventures amounted to ThCh$ 133,134,842, ThCh$ 7,406,020 and ThCh$ 71,070,399, respectively (ThCh$ 135,001,540, ThCh$ 8,249,048 and ThCh$ 35,449,038 in 2016). Assuming a 10% increase or decrease in the Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso against the Chilean Peso, and maintaining all other variables constant, the increase (decrease) would hypothetically result in net income (loss) of ThCh$ 21,161,126 (ThCh$ 17,869,963 in 2016 and ThCh$ 16,655,069 in 2015) recorded as a credit (charge) to equity.

The company does not hedge risks associated to currency conversion of the financial statements of its subsidiaries that have a different functional currency, whose effects are recorded in equity.

Interest rates risk

Interest rate risk mainly originates from the Company’s financing sources. The main exposure is related to variable interest rate obligations indexed to the London Inter Bank Offer Rate (“LIBOR”) and the Buenos Aires Deposits of Large Amounts Rate (“BADLAR”).

As of December 31, 2017, the Company had a total ThCh$ 6,560,842 in variable interest debt (ThCh$ 8,695,713 in 2016). Consequently, as of December 31, 2017, the company’s financing structure is made up (without considering the effects of cross currency swaps) of approximately 3% (5% in 2016) debt with variable interest rate, and 97% (95% in 2016) in debt with fixed interest rates.

To manage interest rate risk, the Company has a policy intended to reduce the volatility of its finance cost, and maintain an ideal percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term debt, as well as derivative instruments such as cross currency interest rate swaps and cross interest rate swaps.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

As of December 31, 2017, after considering the effect of interest rates and currency swaps, approximately 99% (97% in 2016) of the Company’s debt is at fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2017, including exchange rates, interest rates, maturities and effective interest rates, are detailed in Note 21.

Interest rates sensitivity analysis

The total financial cost recognized in the Consolidated Statement of Income for the twelve months ended as of December 31, 2017, related to short and long-term debt amounted to ThCh$ 24,166,313 (ThCh$ 20,307,238 in 2016 and ThCh$ 23,101,329 in 2015). Assuming a reasonably possible increase of 100 bps in variable interest rates and maintaining all other variables constant, the increase would hypothetically result in a loss before taxes of ThCh$ 17,176 (ThCh$ 48,700 in 2016 and ThCh$ 42,664 in 2015).

Inflation risk

The Company maintains a series of agreements indexed to Unidades de Fomento* (UF) with third parties, as well as UF indexed financial debt, which means that the Company is exposed to fluctuations in the UF, generating an increase in the value of those agreements and liabilities if the UF increases due to inflation. This risk is partially mitigated by the Company’s policy of keeping net sales per unit in UF constant as long as the market conditions allow it, and taking cross currency swaps if the market conditions are favorable to the Company.

* The Unidad de Fomento (UF) is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily based on changes in the previous month´s inflation rate.

Inflation sensitivity analysis

Income from indexation units recognized in the Consolidated Statement of Income for the twelve-months ended as of December 31, 2017, related to UF indexed short and long-term debt, is a loss of ThCh$ 110,539 (ThCh$ 2,246,846 in 2016 and ThCh$ 3,282,736 in 2015). Assuming a reasonably possible 3% increase (decrease) in the Unidad de Fomento and keeping all other variables such as interest rates constant, the aforementioned increase (decrease) would hypothetically result in a loss (income) of ThCh$ 1,419,965 (ThCh$ 3,065,645 in 2016 and ThCh$ 3,065,747 in 2015) in the Consolidated Statement of Income.

Raw material price risk

The main exposure to raw materials price variation is related to barley, malt, and cans used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Barley, malt and cans

In Chile, the Company obtains its barley (until 2016) and malt supply both from local producers and the international market. Long-term supply agreements are entered into with local producers where the barley price is set annually according to market prices, which are used to determine the price of malt according to the agreements. The purchase commitments made expose the Company to a raw materials price fluctuation risk. During 2017, the Company in Chile did not adquire barley (13.914 tons in 2016) and 68.000 tons of malt (61.753 tons en 2016).  CCU Argentina acquires malt mainly from local producers. Such raw materials represent approximately 6% (7% in 2016 and 9% in 2015) of the direct cost of the Chile operating segment.

Of the costs of the Chile operating segment, the cost of cans represents approximately 12% of direct costs (15% in 2016 and 12% in 2015), whereas in the International Business operating segment, the cost of cans represent approximately 33% of direct raw materials costs in 2017 (34% in 2016 and 30% in 2015).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Concentrates, Sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrates, which are mainly acquired from licensees, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks involving these raw materials, which jointly represent approximately 29% (30% in 2016 and 29% in 2015) of the direct cost of the Chile Operating segment. The company does not engage in hedging raw materials purchases.

Grapes and wine

The main exposure to changes in raw material prices is related to the supply of bulk wine and grapes for making wine.

The main raw materials used by subsidiary VSPT for wine production are grapes harvested from its own production and grapes and wine acquired from third parties through long-term and spot contracts. For the last 12 months, approximately 22% (26% in 2016) of VSPT’s total wine supply comes from its own vineyards. When analyzing only the export market, given our focus on this market, approximately 34% (40% in 2016) of the total wine supply comes from our own vineyards.

The remaining 78% (74% in 2016) supply is purchased from third parties through long-term and spot contracts. For the last 12 months, subsidiary VSPT acquired 69% (64% in 2016) of the necessary grapes and wine from third parties through spot contracts. It also acquired 9% (11% in 2016) of its grape needs through long-term agreements.

We must consider that as of December 31, 2017, wine represents 61% (56% in 2016) of the total direct cost of the Wine operating segment, meaning that the supplies purchased from third parties represents 42% (36% in 2016) of direct costs.

Raw material price sensitivity Analysis

Total direct costs in the Consolidated Statement of Income for the twelve months ended as of December 31, 2017, amount to ThCh$ 586,223,676 (ThCh$ 540,692,964 in 2016 and ThCh$ 485,391,583 in 2015). Assuming a reasonably possible 8% increase (decrease) in the direct cost of each operating segment and keeping all other variables such as exchange rates constant, the aforesaid increase (decrease) would hypothetically result into a loss (income) before taxes of  ThCh$ 28,604,884 (ThCh$ 28,076,333 in 2016 and ThCh$ 24,078,370 in 2015) for the Chile operating segment, ThCh$ 10,404,929 (ThCh$ 8,089,082 in 2016 and ThCh$ 8,444,331 in 2015) for the International Business operating segment and ThCh$ 8,215,317 (ThCh$ 7,722,786 in 2016 and ThCh$ 6,736,734 in 2015) for the Wine operating segment.

Credit risk

The credit risk which the Company is exposed to originates from: a) trade accounts receivable from retail customers, wholesale distributors and supermarket chains in the domestic market; b) accounts receivable from exports; and c) financial facilities maintained with Banks and financial institutions, such as demand deposits, mutual fund investments, instruments acquired under resale commitments and derivatives.

Domestic market

The credit risk related to trade accounts receivable from domestic markets is managed by Credit and Collections Management, and is monitored by the Credit Committee of each business unit. The domestic market mainly refers to accounts receivable in Chile and represents 59% of total trade accounts receivable (55% in 2016). The Company has a wide base of customers that are subject to the policies, procedures and controls established by the Company. Credit limits are established for all customers on the basis of an internal rating and their payment behavior. Outstanding trade accounts receivable are regularly monitored. In addition, the Company purchases credit insurance that covers 90% of individually significant accounts receivable balances, coverage that as of December 31, 2017, is equivalent to 88% (88% in 2016) of total accounts receivable.

Overdue but not impaired trade accounts receivable are customers that are less than 30 days overdue (33 days in 2016).

As of December 31, 2017, the Company has approximately 1,205 customers (1,078 customers in 2016) with more than Ch$ 10 million in debt each, which altogether represent approximately 85% (84% in 2016) of total trade accounts receivable. There are 240 customers (224 customers in 2016) with balances in excess of Ch$ 50 million each, representing approximately 74% (74% in 2016) of the total accounts receivable. 94% (91% in 2016) of those accounts receivable are covered by credit insurance.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The Company sells its products through retail customers, wholesale distributors and supermarket chains, with a credit worthiness of 99% (99% in 2016).

As of December 31, 2017, the Company has no significant guarantees from its customers.

The Company believes that no additional credit risk provisions other than the individual and collective provisions determined as of December 31, 2017, that amount to ThCh$ 4,154,752 (ThCh$ 3,837,914 in 2016) are needed since a large percentage of these are covered by insurance.

Exports market

The credit risk related to accounts receivable from exports is managed by the Head of Credit and Collections at VSPT and is monitored by VSPT Administration and Finance Management. VSPT's export trade accounts receivable represent 14% of total trade accounts receivable (11% in 2016). The Company has a wide base of customers, in more than eighty countries, which are subject to the policies, procedures and controls established by the Company. In addition, the Company acquires credit insurance to cover 99.7% (99% in 2016) of individually significant accounts receivable; and as of December 2017 more than 90% (91% in 2016) of total accounts receivable are covered. Pending payments of trade accounts receivable are regularly monitored. Apart from the credit insurance, having diversified sales in different countries decreases the credit risk.

As of December 31, 2017, there were 63 customers (76 customers in 2016) with more than ThCh$ 65,000 of debt each, which represent 91% (91% in 2016) of VSPT’s total export market accounts receivable.

Overdue, but not impaired, trade accounts receivable are customers that are less than 20 days overdue (32 days in 2016).

The Company believes that no credit risk provisions are necessary other than the individual and collective provisions determined as of December 31, 2017. See analysis of accounts receivable aging and losses due to impairment of accounts receivables (Note 10).

Financial investments and derivatives

Financial investments correspond to time deposits, financial instruments acquired with repurchase agreements at a fixed interest rate, maturing in less than 3 months placed in financial institutions in Chile, so they are not exposed to significant market risks. Derivatives are measured at fair value and traded only in the Chilean market

Tax Risk

Our businesses are taxed with different duties, particularly with excise taxes on the consumption of alcoholic and non-alcoholic beverages. An increase in the rate of these or any other tax could negatively affect our sales and profitability.

Liquidity risk

The Company manages liquidity risk at a consolidated level. Cash flows from operating activities are the main source of liquidity. Additionally, the Company has the ability to issue debt and equity instruments in the capitals market based on our needs.

In order to manage short-term liquidity, the Company considers projected cash flows for a twelve-month moving period and maintains cash and cash equivalents available to meet its obligations.

Based on current operating performance and its liquidity position, the Company estimates that cash flows from operating activities and available cash will be sufficient to finance working capital, capital investments, interest payments, dividend payments and debt payment requirements for the next 12-month period and in the foreseeable future.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The Company’s financial liabilities expiring as of December 31, 2017 and 2016, based on non-discounted contractual cash flows are summarized as follows:

As of December 31, 2017	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	98,510,577	5,159,746	22,871,796	23,799,505	60,322,863	-	112,153,910
Bond payable	72,782,747	1,127,076	4,523,346	18,137,303	19,380,469	48,315,616	91,483,810
Financial leases obligations	17,814,875	354,543	1,034,396	2,552,580	2,551,761	27,644,377	34,137,657
Deposits for return of bottles and containers	13,228,328	-	13,228,328	-	-	-	13,228,328
Sub-Total	202,336,527	6,641,365	41,657,866	44,489,388	82,255,093	75,959,993	251,003,705
Hedgin derivative
Derivative hedge liabilities	10,416,675	10,416,675	-	-	-	-	10,416,675
Liability coverage	1,840,188	698,685	1,142,524	-	-	-	1,841,209
Sub-Total	12,256,863	11,115,360	1,142,524	-	-	-	12,257,884
Total	214,593,390	17,756,725	42,800,390	44,489,388	82,255,093	75,959,993	263,261,589

As of December 31, 2016	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	68,685,959	8,567,124	34,661,755	31,604,772	626,411	-	75,460,062
Bond payable	74,086,739	1,108,143	4,551,720	13,401,920	19,666,590	56,878,538	95,606,911
Financial leases obligations	17,716,869	368,052	1,050,810	2,603,315	2,305,704	28,638,952	34,966,833
Deposits for return of bottles and containers	13,015,723	-	13,015,723	-	-	-	13,015,723
Sub-Total	173,505,290	10,043,319	53,280,008	47,610,007	22,598,705	85,517,490	219,049,529
Hedgin derivative
Derivative hedge liabilities	11,118,676	11,118,676	-	-	-	-	11,118,676
Sub-Total	11,118,676	11,118,676	-	-	-	-	11,118,676
Total	184,623,966	21,161,995	53,280,008	47,610,007	22,598,705	85,517,490	230,168,205

(*) View current and non-current book value in Note 7.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 6 Financial Information as per operating segments

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

The detail of the segments is presented in the following tables:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

a)     Information as per operating segments for the years ended  December 31, 2017 and 2016:

	Chile		International Business		Wines		Others		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	1,020,763,055	973,220,715	457,178,413	366,778,056	200,455,713	195,322,270	-	-	1,678,397,181	1,535,321,041
Other income	14,667,777	15,630,481	2,740,533	2,783,615	3,105,064	5,851,015	(549,761)	(688,444)	19,963,613	23,576,667
Sales revenue between segments	11,688,658	8,524,493	398,100	546,972	893,005	228,767	(12,979,763)	(9,300,232)	-	-
Net sales	1,047,119,490	997,375,689	460,317,046	370,108,643	204,453,782	201,402,052	(13,529,524)	(9,988,676)	1,698,360,794	1,558,897,708
Change %	5.0	-	24.4	-	1.5	-	-	-	8.9	-
Cost of sales	(483,604,499)	(471,151,686)	(190,387,412)	(157,485,547)	(126,244,373)	(112,938,261)	1,497,629	(244,422)	(798,738,655)	(741,819,916)
% of Net sales	46.2	47.2	41.4	42.6	61.7	56.1	-	-	47.0	47.6
Gross margin	563,514,991	526,224,003	269,929,634	212,623,096	78,209,409	88,463,791	(12,031,895)	(10,233,098)	899,622,139	817,077,792
% of Net sales	53.8	52.8	58.6	57.4	38.3	43.9	-	-	53.0	52.4
MSD&A (1)	(383,169,121)	(373,407,847)	(225,341,789)	(191,413,501)	(53,941,735)	(52,007,092)	(6,330,835)	(2,714,311)	(668,783,480)	(619,542,751)
% of Net sales	36.6	37.4	49.0	51.7	26.4	25.8	-	-	39.4	39.7
Other operating income (expenses)	2,438,416	1,734,871	678,153	(394,820)	251,765	732,689	687,209	1,043,939	4,055,543	3,116,679
Adjusted operating result (2)	182,784,286	154,551,027	45,265,998	20,814,775	24,519,439	37,189,388	(17,675,521)	(11,903,470)	234,894,202	200,651,720
Change %	18.3	-	117.5	-	(34.1)	-	-	-	17.1	-
% of Net sales	17.5	15.5	9.8	5.6	12.0	18.5	-	-	13.8	12.9
Net financial expense	-	-	-	-	-	-	-	-	(19,115,361)	(14,627,170)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	(8,914,097)	(5,560,522)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	(2,563,019)	456,995
Results as per adjustment units	-	-	-	-	-	-	-	-	(110,539)	(2,246,846)
Other gains (losses)	-	-	-	-	-	-	-	-	(7,716,791)	(8,345,907)
Income before taxes									196,474,395	170,328,270
Tax income (expense)									(48,365,976)	(30,246,383)
Net income for year									148,108,419	140,081,887
Non-controlling interests									18,501,066	21,624,399
Net income attributable to equity holders of the parent									129,607,353	118,457,488
Depreciation and amortization	64,807,818	61,736,849	15,568,301	11,928,705	7,505,440	7,078,872	4,317,945	2,783,619	92,199,504	83,528,045
ORBDA (3)	247,592,104	216,287,876	60,834,299	32,743,480	32,024,879	44,268,260	(13,357,576)	(9,119,851)	327,093,706	284,179,765
Change %	14.5	-	85.8	-	(27.7)	-	-	-	15.1	-
% of Net sales	23.6	21.7	13.2	8.8	15.7	22.0	-	-	19.3	18.2

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

b)     Information as per operating segments for the years ended December 31, 2016 and 2015:

	Chile		International Business		Wines		Others		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	973,220,715	885,769,609	366,778,056	400,051,022	195,322,270	184,169,165	-	-	1,535,321,041	1,469,989,796
Other income	15,630,481	16,757,566	2,783,615	4,708,728	5,851,015	5,214,674	(688,444)	1,700,951	23,576,667	28,381,919
Sales revenue between segments	8,524,493	6,932,905	546,972	953,967	228,767	131,209	(9,300,232)	(8,018,081)	-	-
Net sales	997,375,689	909,460,080	370,108,643	405,713,717	201,402,052	189,515,048	(9,988,676)	(6,317,130)	1,558,897,708	1,498,371,715
Change %	9.7	-	(8.8)	-	6.3	-	-	-	4.0	-
Cost of sales	(471,151,686)	(411,375,380)	(157,485,547)	(162,665,341)	(112,938,261)	(105,956,281)	(244,422)	(5,078,249)	(741,819,916)	(685,075,251)
% of Net sales	47.2	45.2	42.6	40.1	56.1	55.9	-	-	47.6	45.7
Gross margin	526,224,003	498,084,700	212,623,096	243,048,376	88,463,791	83,558,767	(10,233,098)	(11,395,379)	817,077,792	813,296,464
% of Net sales	52.8	54.8	57.4	59.9	43.9	44.1	-	-	52.4	54.3
MSD&A (1)	(373,407,847)	(343,380,553)	(191,413,501)	(216,098,525)	(52,007,092)	(51,070,291)	(2,714,311)	(2,015,407)	(619,542,751)	(612,564,776)
% of Net sales	37.4	37.8	51.7	53.3	25.8	26.9	-	-	39.7	40.9
Other operating income (expenses)	1,734,871	626,889	(394,820)	3,315,892	732,689	44,823	1,043,939	217,706	3,116,679	4,205,310
Adjusted operating result (2)	154,551,027	155,331,036	20,814,775	30,265,743	37,189,388	32,533,299	(11,903,470)	(13,193,080)	200,651,720	204,936,998
Change %	(0.5)	-	(31.2)	-	14.3	-	-	-	(2.1)	-
% of Net sales	15.5	17.1	5.6	7.5	18.5	17.2	-	-	12.9	13.7
Net financial expense	-	-	-	-	-	-	-	-	(14,627,170)	(15,255,586)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	(5,560,522)	(5,228,135)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	456,995	957,565
Results as per adjustment units	-	-	-	-	-	-	-	-	(2,246,846)	(3,282,736)
Other gains (losses)	-	-	-	-	-	-	-	-	(8,345,907)	8,512,000
Income before taxes									170,328,270	190,640,106
Tax income (expense)									(30,246,383)	(50,114,516)
Net income for year									140,081,887	140,525,590
Non-controlling interests									21,624,399	19,717,455
Net income attributable to equity holders of the parent									118,457,488	120,808,135
Depreciation and amortization	61,736,849	56,698,871	11,928,705	14,334,415	7,078,872	7,568,991	2,783,619	2,964,525	83,528,045	81,566,802
ORBDA (3)	216,287,876	212,029,907	32,743,480	44,600,158	44,268,260	40,102,290	(9,119,851)	(10,228,555)	284,179,765	286,503,800
Change %	2.0	-	(26.6)	-	10.4	-	-	-	(0.8)	-
% of Net sales	21.7	23.3	8.8	11.0	22.0	21.2	-	-	18.2	19.1

  (1)     MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

(2)     Adjusted operating result (for management purposes we have defined as Net income before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(3)     ORBDA (for management purpose we have defined as Adjusted Operating Result before Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Sales information by geographic location

Net sales per geographical location	For the years ended as of December 31,
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Chile (1)	1,226,668,091	1,176,972,109	1,081,835,420
Argentina (2)	413,466,737	329,585,488	366,886,701
Uruguay	16,402,136	15,204,331	14,432,950
Paraguay	41,823,830	37,135,780	35,216,644
Total	1,698,360,794	1,558,897,708	1,498,371,715

(1)   Includes net sales correspond to Corporate Support Unit and eliminations between geographical locations. Additionally, includes net sales made in Chile of the Wines Operating segment.

(2)   Includes net sales made by the subisiaries Finca La Celia S.A. and Los Huemules SRL., registered under the Wines Operating segment and Chile Operating segment, respectively.

Sales information by customer

	For the years ended as of December 31,
Net Sales	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Domestic sales	1,572,617,473	1,429,152,068	1,374,282,584
Exports sales	125,743,321	129,745,640	124,089,131
Total	1,698,360,794	1,558,897,708	1,498,371,715

Sales information by product category

Sales information by product category	For the years ended as of December 31,
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Alcoholic business	1,158,451,078	1,041,923,724	1,040,145,164
Non-alcoholic business	519,946,103	493,397,317	429,844,632
Others (1)	19,963,613	23,576,667	28,381,919
Total	1,698,360,794	1,558,897,708	1,498,371,715

(1)   Others consist mainly of sales of by-products and packaging including bottles, pallets, and glasses.

 Depreciation and amortization as per operating segments

Depreciation and amortization	For the years ended as of December 31,
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Chile operating segment	64,807,818	61,736,849	56,698,871
International Business operating segment	15,568,301	11,928,705	14,334,415
Wines operating segment	7,505,438	7,078,872	7,568,991
Others (1)	4,317,947	2,783,619	2,964,525
Total	92,199,504	83,528,045	81,566,802

(1)   Includes depreciation and amortization corresponding to the Corporate Support Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Cash flows Operating Segments

Cash flows Operating Segments	For the years ended as of December 31,
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Cash flows from (used in ) Operating activities	262,161,431	190,014,348	219,510,872
Chile operating segment	161,413,504	152,862,350	49,531,088
International business operating segment	58,773,027	13,065,093	31,975,494
Wines operating segment	16,167,068	32,949,789	30,926,463
Others (1)	25,807,832	(8,862,884)	107,077,827

Cash flows from (used in ) Investing Activities	(173,614,379)	(155,007,390)	(165,810,169)
Chile operating segment	(78,746,298)	(57,119,431)	(59,046,239)
International business operating segment	(32,312,751)	(40,032,866)	(26,457,885)
Wines operating segment	(10,870,574)	(13,499,538)	(9,807,177)
Others (1) (*)	(51,864,756)	(44,355,555)	(70,498,868)

Cash flows from (used in ) Financing Activities	(53,001,198)	(95,059,905)	(82,839,491)
Chile operating segment	(65,996,567)	(90,636,820)	21,923,989
International business operating segment	(8,217,846)	18,820,789	3,431,139
Wines operating segment	(15,171,642)	(18,841,106)	(19,061,949)
Others (1)	36,384,857	(4,402,768)	(89,132,670)

(1)   Others includes Corporate Support Units, due to cash flows are managed by CCU.

(*)     Includes contribution to joint ventures. See Note 8 - Cash and cash equivalents.

Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and software additions)	For the years ended as of December 31,
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Chile operating segment	80,866,369	53,809,780	43,771,262
International Business operating segment	32,312,751	39,592,739	27,871,662
Wines operating segment	10,948,212	14,767,858	10,052,863
Others (1)	1,638,148	20,713,048	50,035,135
Total	125,765,480	128,883,425	131,730,922

(1)   Others includes the capital investments corresponding to the Corporate Support Units.

Assets as per operating segments

Assets as per Operating segment	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Chile operating segment	1,045,791,551	1,016,261,059
International Business operating segment	274,766,962	257,802,272
Wines operating segment	315,298,950	316,965,318
Others (1)	340,371,624	280,998,674
Total	1,976,229,087	1,872,027,323

(1)     Includes assets corresponding to the Corporate Support Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Assets per geographic location

Assets per geographical location	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Chile (1)	1,689,394,491	1,600,077,453
Argentina (2)	213,714,384	197,986,123
Uruguay	25,015,615	27,327,545
Paraguay	48,104,597	46,636,202
Total	1,976,229,087	1,872,027,323

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

Liabilites as per operating segments

Liabilities as per Operating segment	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Chile operating segment	388,121,093	407,091,622
International Business operating segment	119,351,344	99,700,218
Wines operating segment	95,094,080	104,147,109
Others (1)	146,833,962	60,432,656
Total	749,400,479	671,371,605

(1)   Others includes liabilites corresponding to the Corporate Support Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Operating Segment’s additional information

The Consolidated Statement of Income classified according to the Company’s operations management is as follows:

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2017	2016	2015
		ThCh$	ThCh$	ThCh$
Sales revenue external customers		1,678,397,181	1,535,321,041	1,469,989,796
Other income		19,963,613	23,576,667	28,381,919
Net sales		1,698,360,794	1,558,897,708	1,498,371,715
Change %		8.9	4.0	-
Cost of sales		(798,738,655)	(741,819,916)	(685,075,251)
% of Net sales		47.0	47.6	45.7
Gross margin		899,622,139	817,077,792	813,296,464
% of Net sales		53.0	52.4	54.3
MSD&A (1)		(668,783,480)	(619,542,751)	(612,564,776)
% of Net sales		39.4	39.7	40.9
Other operating income (expenses)		4,055,543	3,116,679	4,205,310
Adjusted operating result (2)		234,894,202	200,651,720	204,936,998
Change %		17.1	(2.1)	-
% of Net sales		13.8	12.9	13.7
Net financial expense	32	(19,115,361)	(14,627,170)	(15,255,586)
Equity and income of associates and joint ventures	16	(8,914,097)	(5,560,522)	(5,228,135)
Foreign currency exchange differences	32	(2,563,019)	456,995	957,565
Results as per adjustment units	32	(110,539)	(2,246,846)	(3,282,736)
Other gains (losses)	31	(7,716,791)	(8,345,907)	8,512,000
Income before taxes		196,474,395	170,328,270	190,640,106
Tax income (expense)	24	(48,365,976)	(30,246,383)	(50,114,516)
Net income for year		148,108,419	140,081,887	140,525,590
Non-controlling interests	28	(18,501,066)	(21,624,399)	(19,717,455)
Net income attributable to equity holders of the parent		129,607,353	118,457,488	120,808,135
Depreciation and amortization	29	92,199,504	83,528,045	81,566,802
ORBDA (3)		327,093,706	284,179,765	286,503,800
Change %		15.1	(0.8)	-
% of Net sales		19.3	18.2	19.1

See definition of (1), (2) and (3) in information as per Operating segment under this Note.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The following is a reconciliation of our Net income, the main comparable IFRS measure to Adjusted Operating Result for the years ended December 31, 2017, 2016 and 2015:

	For the years ended December 31,
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Income from contining activities	148,108,419	140,081,887	140,525,590
Add (Subtract):
Other gains (losses)	7,716,791	8,345,907	(8,512,000)
Finance income	(5,050,952)	(5,680,068)	(7,845,743)
Finance costs	24,166,313	20,307,238	23,101,329
Share of net loss of joint ventures and associates accounted for using the equity method	8,914,097	5,560,522	5,228,135
Foreign currency exchange differences	2,563,019	(456,995)	(957,565)
Result as per adjustment units	110,539	2,246,846	3,282,736
Tax income (expense)	48,365,976	30,246,383	50,114,516
Adjusted operating result	234,894,202	200,651,720	204,936,998
Depreciation and amortization	92,199,504	83,528,045	81,566,802
ORBDA	327,093,706	284,179,765	286,503,800

The following is a reconciliation of the consolidated amounts presented for MSD&A with the comparable amounts presented on the face of our consolidated statement of income:

	For the years ended December 31.
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Consolidated statement of income
Distribution costs	(290,227,129)	(270,835,822)	(277,599,722)
Administrative expenses	(142,514,649)	(155,322,295)	(128,135,799)
Other expenses by function	(238,704,061)	(195,412,109)	(209,201,189)
Other expenses included in ´Other expenses by function´	2,662,359	2,027,475	2,371,934
Total MSD&A	(668,783,480)	(619,542,751)	(612,564,776)

Segment information by joint ventures and associates

The Administration of the Company review the financial situation and result of the all of their joint ventures and associated that is described in Note 16.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 7 Financial Instruments

Financial instruments categories

The carrying amounts of each financial instrument category as of each year-end are detailed as follows:

	As of December 31, 2017		As of December 31, 2016
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	3,158,391	-	479,492	-
Market securities and investments in other companies	7,565,805	-	7,821,546	-
Derivative hedge assets	-	1,918,191	105,453	203,784
Total other financial assets	10,724,196	1,918,191	8,406,491	203,784
Cash and cash equivalents	170,044,602	-	134,033,183	-
Accounts receivable - trade and other receivable (net)	286,213,598	3,330,606	280,788,133	3,563,797
Acoounts receivable from related companies	5,810,764	258,471	3,536,135	356,665
Total financial assets	472,793,160	5,507,268	426,763,942	4,124,246
Bank borrowings	24,623,746	73,886,831	39,079,561	29,606,398
Bonds payable	3,306,135	69,476,612	3,250,023	70,836,716
Financial leases obligations	176,586	17,638,289	215,950	17,500,919
Derivative hedge liabilities	10,416,675	-	11,118,676	-
Liability coverage	1,840,188	-	-	-
Deposits for return of bottles and containers	13,228,328	-	13,015,723	-
Total other non-financial liabililities (*)	53,591,658	161,001,732	66,679,933	117,944,033
Account payable- trade and other payable	281,681,553	541,783	259,739,479	1,082,898
Accounts payable to related entities	10,069,043	-	9,530,071	-
Total financial liabilities	345,342,254	161,543,515	335,949,483	119,026,931

(*) See Note 21 - Other financial liabilities.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Fair value of Financial instruments

a)     Financial assets and liabilities are detailed as follows:

The following tables show fair values, based on financial instrument categories, compared to the carrying amount included in the Consolidated Statements of Financial Position:

	As of December 31, 2017		As of December 31, 2016
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	3,158,391	3,158,391	479,492	479,492
Market securities and investments in other companies	7,565,805	7,565,805	7,821,546	7,821,546
Derivative hedge assets	1,918,191	1,918,191	309,237	309,237
Total other financial assets	12,642,387	12,642,387	8,610,275	8,610,275
Cash and cash equivalents	170,044,602	170,044,602	134,033,183	134,033,183
Accounts receivable - trade and other receivable (net)	289,544,204	289,544,204	284,351,930	284,351,930
Acoounts receivable from related companies	6,069,235	6,069,235	3,892,800	3,892,800
Total financial assets	478,300,428	478,300,428	430,888,188	430,888,188
Bank borrowings	98,510,577	102,062,465	68,685,959	69,668,649
Bonds payable	72,782,747	79,559,896	74,086,739	81,769,096
Financial leases obligations	17,814,875	29,314,234	17,716,869	30,154,204
Derivative hedge liabilities	10,416,675	10,416,675	11,118,676	11,118,676
Liability coverage	1,840,188	1,840,188	-	-
Deposits for return of bottles and containers	13,228,328	13,228,328	13,015,723	13,015,723
Total other non-financial liabililities (*)	214,593,390	236,421,786	184,623,966	205,726,348
Account payable- trade and other payable	282,223,336	282,223,336	260,822,377	260,822,377
Accounts payable to related entities	10,069,043	10,069,043	9,530,071	9,530,071
Total financial liabilities	506,885,769	528,714,165	454,976,414	476,078,796

 (*) See Note 21 - Other financial liabilities.

The carrying amount of current accounts receivable, cash and cash equivalents and other financial assets and liabilities approximate their fair value due to their short-term nature, and in the case of accounts receivable, due to the fact that any collection loss is already reflected in the impairment loss provision.

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

The fair value of bank borrowings and Bonds payable has hierarchy level 2 of fair value.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

b)   Financial instruments by category:

As of December 31, 2017	Fair value with changes in income	Cash and cash equivaletns and loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	3,158,391	-	-	3,158,391
Marketable securities and investments in other companies	7,565,805	-	-	7,565,805
Derivative hedge assets	-	-	1,918,191	1,918,191
Total other financial assets	10,724,196	-	1,918,191	12,642,387
Cash and cash equivalents	-	170,044,602	-	170,044,602
Trade and other current receivables (net)	-	289,544,204	-	289,544,204
Account receivable from to related companies	-	6,069,235	-	6,069,235
Total	10,724,196	465,658,041	1,918,191	478,300,428

As of December 31, 2017	Fair value with changes in income	Hedge derivatives	Financial libilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	98,510,577	98,510,577
Bonds payable	-	-	72,782,747	72,782,747
Financial leases obligations	-	-	17,814,875	17,814,875
Derivative financial instruments	10,416,675	-	-	10,416,675
Liability coverage	-	1,840,188	-	1,840,188
Deposits for return of bottles and containers	-	-	13,228,328	13,228,328
Total others financial liabililities	10,416,675	1,840,188	202,336,527	214,593,390
Account payable- trade and other payable	-	-	282,223,336	282,223,336
Accounts payable to related entities	-	-	10,069,043	10,069,043
Total	10,416,675	1,840,188	494,628,906	506,885,769

As of December 31, 2016	Fair value with changes in income	Cash and cash equivaletns and loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	479,492	-	-	479,492
Marketable securities and investments in other companies	7,821,546	-	-	7,821,546
Derivative hedge assets	-	-	309,237	309,237
Total other financial assets	8,301,038	-	309,237	8,610,275
Cash and cash equivalents	-	134,033,183	-	134,033,183
Trade and other current receivables (net)	-	284,351,930	-	284,351,930
Account receivable from to related companies	-	3,892,800	-	3,892,800
Total	8,301,038	422,277,913	309,237	430,888,188

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

As of December 31, 2016	Fair value with changes in income	Hedge derivatives	Financial libilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	68,685,959	68,685,959
Bonds payable	-	-	74,086,739	74,086,739
Financial leases obligations	-	-	17,716,869	17,716,869
Derivative financial instruments	11,118,676	-	-	11,118,676
Deposits for return of bottles and containers	-	-	13,015,723	13,015,723
Total others financial liabililities	11,118,676	-	173,505,290	184,623,966
Account payable- trade and other payable	-	-	260,822,377	260,822,377
Accounts payable to related entities	-	-	9,530,071	9,530,071
Total	11,118,676	-	443,857,738	454,976,414

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments by type of agreement at the closing of each year are detailed as follows:

	As of December 31, 2017				As of December 31, 2016
	Number agreements	Nominal amounts thousand	Asset	Liability	Number agreements	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency interest rate swaps CLP/USD	-	-	-	-	1	7,427,407	53,743	-
Less than a year	-	-	-	-	-	7,427,407	53,743	-
Cross interest rate swaps UF/CLP	1	2,000	1,918,191	1,484,538	-	-	-	-
Less than a year	-	-	-	1,484,538	-	-	-	-
Between 1 and 5 years	-	2,000	1,918,191	-	-	-	-	-
More than 5 years	1	-	-	-	-	-	-	-
Cross currency interest rate swaps USD/EURO	1	7,878	-	355,650	1	7,876	255,494	-
Less than a year	-	7,878	-	355,650	-	-	51,710	-
Between 1 and 5 years	-	-	-	-	-	7,876	203,784	-
Total	2	-	1,918,191	1,840,188	2	-	309,237	-
Forwards USD	27	245,641	3,095,825	9,722,619	29	224,332	359,254	10,586,653
Less than a year	-	245,641	3,095,825	9,722,619	-	224,332	359,254	10,586,653
Forwards Euro	14	65,598	44,474	694,056	10	49,421	109,164	523,079
Less than a year	-	65,598	44,474	694,056	-	49,421	109,164	523,079
Forwards CAD	3	1,750	15,530	-	2	1,480	11,074	7,720
Less than a year	-	1,750	15,530	-	-	1,480	11,074	7,720
Forwards GBP	2	480	2,562	-	2	700	-	1,224
Less than a year	-	480	2,562	-	-	700	-	1,224
Total	46	-	3,158,391	10,416,675	43	-	479,492	11,118,676
Total instruments	48	-	5,076,582	12,256,863	45	-	788,729	11,118,676

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging designation; consequently their effects are recorded in Income, in Other gains (losses).

In the case of Cross Currency Interest Rate Swaps and the Cross Interest Rate Swaps, these qualify as cash flow hedges of the cash flows related to loans from Banco de Chile and Banco Scotiabank. See additional disclosures in Note 21.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

As of December 31, 2017
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank Chile	Flow interest rate and exchange rate on bank bonds	USD	4,860,845	EUR	5,216,495	(355,650)	06-18-2018
Banco de Chile	Flow interest rate on bank bonds	UF	60,640,827	CLP	60,207,174	433,653	09-15-2021

As of December 31, 2016
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank Chile	Flow interest rate and exchange rate on bank bonds	USD	5,335,826	EUR	5,080,332	255,494	06-18-2018
Banco de Chile	Flow interest rate on bank bonds	CLP	7,458,187	USD	7,404,444	53,743	07-03-2017

The Consolidated Statement of Other Comprehensive Income includes under the caption cash flow hedge, for the years ended December 31, 2017, a charge before income taxes of ThCh$  5,661 (credit of ThCh$  84,962  and ThCh$  80,693, in 2016 and  2015, respectively), related to the fair value of Cross Currency Interest Swap and Cross Interest Rate Swap derivatives instruments.

Fair value hierarchies

The financial instruments recorded at fair value in the Statement of Financial Position are classified as follows, depending on the method used to obtain their fair values:

Level 1                  Fair values obtained through direct reference to quoted market prices, without any adjustment.

Level 2                  Fair values obtained through the use of valuation models accepted in the market and based on prices other than those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).

Level 3                   Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The fair value of financial instruments recorded at fair value in the Consolidated Financial Statements, is detailed as follows:

As of December 31, 2017	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	3,158,391	-	3,158,391	-
Market securities and investments in other companies	7,565,805	7,565,805	-	-
Derivative hedge assets	1,918,191	-	1,918,191	-
Fair value financial assets	12,642,387	7,565,805	5,076,582	-
Derivative hedge liabilities	1,840,188	-	1,840,188	-
Derivative financial instruments	10,416,675	-	10,416,675	-
Fair value financial liabilities	12,256,863	-	12,256,863	-

As of December 31, 2016	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	479,492	-	479,492	-
Market securities and investments in other companies	7,821,546	7,821,546	-	-
Derivative hedge assets	309,237	-	309,237	-
Fair value financial assets	8,610,275	7,821,546	788,729	-
Derivative financial instruments	11,118,676	-	11,118,676	-
Fair value financial liabilities	11,118,676	-	11,118,676	-

During the year ended as of December 31, 2017, the Company has not made any significant instrument transfers between levels 1 and 2.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 8  Cash and cash equivalents

Cash and cash equivalent balances are detailed as follows,

	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$	ThCh$
Cash	97,228	106,203	12,712
Overnight deposits	471,054	1,978,738	462,873
Bank balances	45,389,589	41,519,788	42,370,367
Time deposits	4,804,224	14,955,778	32,639,373
Investments in mutual funds	16,586,749	24,772	-
Securities purchased under resale agreements	102,695,758	75,447,904	117,068,914
Total	170,044,602	134,033,183	192,554,239

The composition of cash and cash equivalents by currency as of December 31, 2017, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	75,623	16,154	-	5,451	-	-	-	97,228
Overnight deposits	-	471,054	-	-	-	-	-	471,054
Bank balances	30,110,816	4,691,411	182,966	1,391,103	718,348	7,758,211	536,734	45,389,589
Time deposits	4,804,224	-	-	-	-	-	-	4,804,224
Investments in mutual funds	-	-	-	16,586,749	-	-	-	16,586,749
Securities purchased under resale agreements	102,695,758	-	-	-	-	-	-	102,695,758
Total	137,686,421	5,178,619	182,966	17,983,303	718,348	7,758,211	536,734	170,044,602

The composition of cash and cash equivalents by currency as of December 31, 2016, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	100,921	788	-	4,494	-	-	-	106,203
Overnight deposits	-	1,978,738	-	-	-	-	-	1,978,738
Bank balances	27,164,330	6,479,095	786,887	2,158,115	1,136,783	3,291,550	503,028	41,519,788
Time deposits	14,754,416	-	-	201,362	-	-	-	14,955,778
Investments in mutual funds	-	-	-	24,772	-	-	-	24,772
Securities purchased under resale agreements	75,447,904	-	-	-	-	-	-	75,447,904
Total	117,467,571	8,458,621	786,887	2,388,743	1,136,783	3,291,550	503,028	134,033,183

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The composition of cash and cash equivalents by currency as of December 31, 2015, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	10,675	39	-	1,998	-	-	-	12,712
Overnight deposits	-	462,873	-	-	-	-	-	462,873
Bank balances	21,964,295	4,922,732	955,840	5,699,756	948,816	7,519,619	359,309	42,370,367
Time deposits	32,639,373	-	-	-	-	-	-	32,639,373
Securities purchased under resale agreements	117,068,914	-	-	-	-	-	-	117,068,914
Total	171,683,257	5,385,644	955,840	5,701,754	948,816	7,519,619	359,309	192,554,239

The composition of time deposits is detailed as follows:

As of December 31, 2017:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Consorcio - Chile	12-20-2017	01-03-2018	CLP	4,804,224	0.24
Total				4,804,224

As of December 31, 2016:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Santander - Chile	12-27-2016	01-05-2017	CLP	1,250,550	0.33
Banco Santander - Chile	12-28-2016	01-10-2017	CLP	2,400,792	0.33
Banco Santander - Chile	12-29-2016	01-25-2017	CLP	5,701,292	0.34
Banco Santander - Chile	12-28-2016	01-26-2017	CLP	5,401,782	0.33
Banco Francés - Argentina	12-12-2016	01-11-2017	ARS	201,362	1.60
Total				14,955,778

As of December 31, 2015:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Consorcio - Chile	11-30-2015	01-06-2016	CLP	3,512,658	0.35
Banco Consorcio - Chile	12-29-2015	01-20-2016	CLP	800,181	0.34
Banco Consorcio - Chile	12-29-2015	01-25-2016	CLP	2,850,665	0.35
Banco Consorcio - Chile	12-14-2015	01-12-2016	CLP	37,568	0.32
Banco Consorcio - Chile	12-29-2015	01-29-2016	CLP	2,500,600	0.36
Banco Consorcio - Chile	12-21-2015	01-20-2016	CLP	460,521	0.34
Banco de Crédito e Inversiones - Chile	12-15-2015	01-08-2016	CLP	7,762,889	0.33
Banco Santander - Chile	12-21-2015	01-20-2016	CLP	6,407,467	0.35
Banco Santander - Chile	12-23-2015	01-20-2016	CLP	1,251,133	0.34
Banco Santander - Chile	12-24-2015	01-11-2016	CLP	1,651,271	0.33
Banco Santander - Chile	12-28-2015	01-25-2016	CLP	3,301,122	0.34
HSBC Bank Chile	12-17-2015	01-14-2016	CLP	2,103,298	0.33
Total				32,639,373

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The composition of Securities purchased under resale agreements is detailed as follows:

As of December 31, 2017:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-12-2017	01-05-2018	CLP	369,413	0.24
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-14-2017	01-05-2018	CLP	144,116	0.24
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-14-2017	01-05-2018	CLP	6,006,912	0.24
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-14-2017	01-05-2018	CLP	196,591	0.24
BanChile Corredores de Bolsa S.A.	Banco Itaú Corpbanca - Chile	12-14-2017	01-05-2018	CLP	970,704	0.24
BanChile Corredores de Bolsa S.A.	Banco Security - Chile	12-14-2017	01-05-2018	CLP	3,796,772	0.24
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-22-2017	01-05-2018	CLP	3,672,751	0.25
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-26-2017	01-05-2018	CLP	2,910,394	0.24
BanChile Corredores de Bolsa S.A.	Banco Itaú Corpbanca - Chile	12-26-2017	01-05-2018	CLP	1,591,406	0.24
BanChile Corredores de Bolsa S.A.	Banco Security - Chile	12-12-2017	01-05-2018	CLP	2,935,603	0.24
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-22-2017	01-05-2018	CLP	2,631,974	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2017	01-04-2018	CLP	80,020	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-22-2017	01-03-2018	CLP	5,003,750	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-28-2017	01-05-2018	CLP	2,750,688	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2017	01-05-2018	CLP	3,000,750	0.25
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-28-2017	01-05-2018	CLP	5,001,250	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-28-2017	01-05-2018	CLP	4,001,000	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-28-2017	01-05-2018	CLP	1,000,250	0.25
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-28-2017	01-05-2018	CLP	1,000,250	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-28-2017	01-10-2018	CLP	4,251,063	0.25
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-29-2017	01-10-2018	CLP	3,238,217	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-29-2017	01-10-2018	CLP	2,000,333	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-29-2017	01-10-2018	CLP	1,938,656	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-28-2017	01-30-2018	CLP	1,250,313	0.25
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-29-2017	01-10-2018	CLP	340,057	0.25
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-22-2017	01-10-2018	CLP	2,628,752	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-22-2017	01-10-2018	CLP	1,974,698	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-28-2017	01-15-2018	CLP	3,800,950	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2017	01-04-2018	CLP	950,238	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-22-2017	01-10-2018	CLP	1,000,750	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Internacional - Chile	12-28-2017	01-10-2018	CLP	944,884	0.25
BancoEstado S.A. Corredores de Bolsa	Banco BICE - Chile	12-28-2017	01-10-2018	CLP	2,000,500	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-28-2017	01-10-2018	CLP	8,475,346	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2017	01-04-2018	CLP	225,056	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2017	01-30-2018	CLP	8,102,025	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-29-2017	01-10-2018	CLP	2,524,410	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-28-2017	01-10-2018	CLP	3,833,082	0.25
BBVA Corredores de Bolsa Ltda.	BBVA Chile	12-27-2017	01-08-2018	CLP	1,700,567	0.25
BBVA Corredores de Bolsa Ltda.	BBVA Chile	12-18-2017	01-18-2018	CLP	290,289	0.23
BBVA Corredores de Bolsa Ltda.	Scotiabank Chile	12-28-2017	01-30-2018	CLP	1,455,543	0.23
BBVA Corredores de Bolsa Ltda.	BBVA Chile	12-28-2017	01-30-2018	CLP	2,425,349	0.23
Valores Security S.A. Corredores de Bolsa	Banco Security - Chile	12-27-2017	01-10-2018	CLP	280,086	0.23
Total					102,695,758

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

As of December 31, 2016:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-28-2016	01-04-2017	CLP	3,531,124	0.32
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-28-2016	01-04-2017	CLP	3,602,675	0.32
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-28-2016	01-04-2017	CLP	2,044,419	0.32
BanChile Corredores de Bolsa S.A.	Banco Santander - Chile	12-28-2016	01-04-2017	CLP	674,935	0.32
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-28-2016	01-06-2017	CLP	1,679,525	0.32
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-28-2016	01-06-2017	CLP	1,205,429	0.32
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-28-2016	01-06-2017	CLP	1,116,326	0.32
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-28-2016	01-16-2017	CLP	872,178	0.32
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-28-2016	01-16-2017	CLP	435,612	0.32
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-28-2016	01-16-2017	CLP	1,865,909	0.32
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-28-2016	01-16-2017	CLP	1,241,355	0.32
BanChile Corredores de Bolsa S.A.	Banco Santander - Chile	12-28-2016	01-16-2017	CLP	261,444	0.32
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-29-2016	01-06-2017	CLP	1,427,025	0.31
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-29-2016	01-06-2017	CLP	1,725,807	0.31
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-29-2016	01-06-2017	CLP	5,799,890	0.31
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-29-2016	01-06-2017	CLP	1,549,449	0.31
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-27-2016	01-03-2017	CLP	925,383	0.31
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-29-2016	01-06-2017	CLP	3,916,539	0.33
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-29-2016	01-06-2017	CLP	6,085,662	0.33
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-29-2016	01-10-2017	CLP	2,400,528	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-29-2016	01-10-2017	CLP	6,019,097	0.33
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-29-2016	01-10-2017	CLP	3,933,092	0.33
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-29-2016	01-10-2017	CLP	1,350,297	0.33
BancoEstado S.A. Corredores de Bolsa	Banco BICE - Chile	12-29-2016	01-05-2017	CLP	105,017	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2016	01-10-2017	CLP	500,110	0.33
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-29-2016	01-10-2017	CLP	3,500,770	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2016	01-16-2017	CLP	4,000,880	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2016	01-20-2017	CLP	1,917,467	0.33
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-29-2016	01-20-2017	CLP	82,974	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2016	01-03-2017	CLP	250,055	0.33
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-29-2016	01-05-2017	CLP	6,101,342	0.33
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-29-2016	01-05-2017	CLP	725,160	0.33
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-30-2016	01-10-2017	CLP	1,600,149	0.28
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-30-2016	01-10-2017	CLP	3,000,280	0.28
Total					75,447,904

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

As of December 31, 2015:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-24-2015	01-08-2016	CLP	3,731,991	0.32
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-28-2015	01-08-2016	CLP	4,253,623	0.31
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-28-2015	01-20-2016	CLP	19,557	0.30
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile Chile	12-28-2015	01-08-2016	CLP	8,828,519	0.31
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-24-2015	01-08-2016	CLP	4,674,281	0.32
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-28-2015	01-08-2016	CLP	3,923,128	0.31
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-28-2015	01-20-2016	CLP	449	0.30
BancoEstado S.A. Corredores de Bolsa	Banco BICE - Chile	12-29-2015	01-14-2016	CLP	980,345	0.32
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-28-2015	01-04-2016	CLP	4,693,648	0.31
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2015	01-08-2016	CLP	7,565,908	0.32
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2015	01-14-2016	CLP	4,219,808	0.32
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile Chile	12-28-2015	01-04-2016	CLP	3,999,302	0.31
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-30-2015	01-07-2016	CLP	200,021	0.31
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-30-2015	01-14-2016	CLP	2,749,535	0.31
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-30-2015	01-14-2016	CLP	750,078	0.31
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-28-2015	01-07-2016	CLP	2,600,806	0.31
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-29-2015	01-07-2016	CLP	1,300,277	0.32
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-29-2015	01-14-2016	CLP	3,079,945	0.32
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-28-2015	01-04-2016	CLP	5,779,339	0.31
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-29-2015	01-08-2016	CLP	241,899	0.32
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-29-2015	01-14-2016	CLP	1,919,498	0.32
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2015	01-04-2016	CLP	4,837,882	0.31
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-29-2015	01-08-2016	CLP	140,839	0.32
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-29-2015	01-14-2016	CLP	10,702,283	0.32
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-23-2015	01-12-2016	CLP	195,156	0.30
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-28-2015	01-04-2016	CLP	1,003,626	0.31
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-29-2015	01-08-2016	CLP	353,294	0.32
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-30-2015	01-14-2016	CLP	9,801,762	0.31
BancoEstado S.A. Corredores de Bolsa	Scotiabank - Chile	12-29-2015	01-14-2016	CLP	652,718	0.32
BancoEstado S.A. Corredores de Bolsa	Scotiabank - Chile	12-28-2015	01-04-2016	CLP	2,443,254	0.31
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-29-2015	01-08-2016	CLP	800,000	0.32
BBVA Corredores de Bolsa Ltda.	BBVA Chile	12-22-2015	01-11-2016	CLP	350,326	0.31
Valores Security S.A. Corredores de Bolsa	Banco BICE - Chile	12-22-2015	01-07-2016	CLP	110,651	0.34
Valores Security S.A. Corredores de Bolsa	Banco Central de Chile	12-28-2015	01-04-2016	CLP	4,856,917	0.32
Valores Security S.A. Corredores de Bolsa	Banco Central de Chile	11-30-2015	01-06-2016	CLP	4,053,610	0.34
Valores Security S.A. Corredores de Bolsa	Banco Consorcio - Chile	12-28-2015	01-04-2016	CLP	24,999	0.32
Valores Security S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-28-2015	01-04-2016	CLP	119,401	0.32
Valores Security S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-28-2015	01-04-2016	CLP	4,234,301	0.32
Valores Security S.A. Corredores de Bolsa	Banco Security - Chile	11-30-2015	01-06-2016	CLP	1,725,673	0.34
Valores Security S.A. Corredores de Bolsa	Banco Security - Chile	12-28-2015	01-04-2016	CLP	2,707,819	0.32
Valores Security S.A. Corredores de Bolsa	Banco Security - Chile	12-22-2015	01-07-2016	CLP	14,478	0.34
Valores Security S.A. Corredores de Bolsa	Banco del Estado de Chile	11-30-2015	01-06-2016	CLP	241,798	0.34
Valores Security S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2015	01-04-2016	CLP	401,100	0.32
Valores Security S.A. Corredores de Bolsa	Banco del Estado de Chile	12-22-2015	01-07-2016	CLP	125,126	0.34
Valores Security S.A. Corredores de Bolsa	BBVA Chile	12-28-2015	01-04-2016	CLP	1,659,944	0.32
Total					117,068,914

 (*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Payments for business acquisitions are detailed as follows:

	For the years ended as of December 31,
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Total disbursement per business acquisition
Other cahs payment to acquire interests in joint ventures (1)	49,312,890	27,043,481	42,163,032
Cahs flow used for control of subsidiaries or other business (2)	7,800,000	19,111,686	-
Cash flow used in the purchase of non-controling interests (3)	1,149,689	2,174,370	1,921,245
Payment for changes in ownership interests in subidiaries (4)	-	641,489	-
Total	58,262,579	48,971,026	44,084,277

(1)   Corresponds to payments of commited capital made between 2015 to 2017 in Central Cervecera de Colombia S.A.S. and the acquisition in 2017 of 50% of Zona Franca Central Cervecera S.A.S. (see Note 16). Additionally, in 2016, includes the amount paid in proportion to the creation of the company Promarca Internacional SpA. (See Note 1, letter a)). Finally, In 2015, corresponds to the payment of 50% of the acquisitions of Bebidas Carozzi CCU SpA. (see Note 1, letter d)).

(2)   In 2017, corresponds to the acquisition of 2.5% of interet in VSPT, through its subsidiary CCU Inversiones S.A. (see Note 1 (6)). In 2016, corresponds to the acquisition of an additional interest in Manantial S.A., through its subsidiaries Aguas CCU-Nestlé Chile S.A. and Embotelladoras Chilenas Unidas S.A. (see Note 1, point (1)).

(3)   In 2017, mainly corresponds to the payment of 40% of the acquisitions of Americas Distilling Investment. In 2016 and 2015, corresponds to a capital increase in Bebidas Bolivianas BBO S.A. (see Note 16).

(4)   Corresponds to the payment for ownership on Sajonia Brewing Company S.R.L. of Paraguay (see Note 15 letter a)).

Note 9  Other non-financial assets

The Company maintained the following other non-financial assets:

	As of December 31, 2017		As of December 31, 2016
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Insurance paid	3,348,593	-	3,038,856	-
Advertising	7,383,730	3,632,423	5,968,072	2,567,939
Advances to suppliers	3,643,691	-	5,117,220	-
Guarantees paid	59,452	242,535	50,590	227,738
Consumables	446,565	-	438,979	-
Dividends receivable	353,150	-	245,073	-
Recoverable taxes (1)	-	786,808	-	1,231,414
Prepaid expenses	583,165	755,703	997,643	686,467
Other	15,879	14,166	4,861	14,164
Total	15,834,225	5,431,635	15,861,294	4,727,722

(1) Corresponds to the tax profit minimum and VAT credit exporter, both registered in the argentine subsidiaries, whose term of recovery is estimated over a year.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 10  Trade and other receivables

The trade and other receivables are detailed as follows:

	As of December 31, 2017		As of December 31, 2016
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables:
Chile operating segment	159,465,654	-	145,670,490	-
International business operating segment	62,587,204	-	63,602,409	-
Wines operating segment	40,284,490	-	42,958,093	-
Impairment loss estimate	(4,154,752)	-	(3,837,914)	-
Total commercial debtors	258,182,596	-	248,393,078	-
Others accounts receivables (1)	28,031,002	3,330,606	32,395,055	3,563,797
Total other accounts receivable	28,031,002	3,330,606	32,395,055	3,563,797
Total	286,213,598	3,330,606	280,788,133	3,563,797

(1)   As of December 31, 2017, this item mainly includes ThCh$ 2,411,833 (ThCh$ 2,898,277 in 2016) in non-current related to the account receivable from the sale of the 49% that subsidiary CPCh had in Compañía Pisquera Bauzá S.A. (see Note 1, letter (b)).

The Company’s accounts receivable are denominated in the following currencies:

	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Chilean Peso	183,948,334	179,896,747
Argentine Peso	54,882,590	56,773,947
US Dollar	27,810,990	24,451,001
Euro	9,326,882	7,025,446
Unidad de Fomento	2,590,736	3,613,395
Uruguayan Peso	4,372,909	5,304,719
Paraguayan Guaraní	5,495,532	6,030,014
Others Currencies	1,116,231	1,256,661
Total	289,544,204	284,351,930

The detail of the accounts receivable maturities as of December 31, 2017, is detailed as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables:
Chile operating segment	159,465,654	150,256,296	4,960,461	1,037,876	1,358,009	1,853,012
International business operating segment	62,587,204	56,180,536	4,978,409	595,173	318,551	514,535
Wines operating segment	40,284,490	36,270,918	3,347,465	219,135	224,487	222,485
Impairment loss estimate	(4,154,752)	-	(421,560)	(695,114)	(1,001,699)	(2,036,379)
Total commercial debtors	258,182,596	242,707,750	12,864,775	1,157,070	899,348	553,653
Others accounts receivables	28,031,002	27,768,858	97,052	165,092	-	-
Total other accounts receivable	28,031,002	27,768,858	97,052	165,092	-	-
Total current	286,213,598	270,476,608	12,961,827	1,322,162	899,348	553,653
Others accounts receivables	3,330,606	3,330,606	-	-	-	-
Total non-current	3,330,606	3,330,606	-	-	-	-

The detail of the accounts receivable maturities as of December 31, 2016, is detailed as follows:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables:
Chile operating segment	145,670,490	134,545,838	8,090,616	1,136,211	638,417	1,259,408
International business operating segment	63,602,409	55,231,951	7,521,071	130,299	275,300	443,788
Wines operating segment	42,958,093	39,499,120	3,028,707	208,628	137,671	83,967
Impairment loss estimate	(3,837,914)	-	(1,130,545)	(478,707)	(542,389)	(1,686,273)
Total commercial debtors	248,393,078	229,276,909	17,509,849	996,431	508,999	100,890
Others accounts receivables	32,395,055	31,917,416	186,213	291,426	-	-
Total other accounts receivable	32,395,055	31,917,416	186,213	291,426	-	-
Total current	280,788,133	261,194,325	17,696,062	1,287,857	508,999	100,890
Others accounts receivables	3,563,797	3,563,797	-	-	-	-
Total non-current	3,563,797	3,563,797	-	-	-	-

The Company markets its products through wholesale customers, retail and supermarket chains. As of December 31, 2017, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 28.1% (27.1% in 2016) of the total accounts receivable.

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

The movement of the impairment losses provision for accounts receivable is as follows:

	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Balance at the beginning of year	(3,837,914)	(3,936,871)
Impairment estimate for accounts receivable	(1,948,264)	(1,352,722)
Uncollectible accounts	634,256	219,222
Add back of unused provisions	832,704	1,031,841
Effect of translation into presentation currency	164,466	200,616
Total	(4,154,752)	(3,837,914)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 11 Accounts and transactions with related parties

Transactions between the Company and its subsidiaries occur in the normal course of operations and have been eliminated during the consolidation process.

The amounts indicated as transactions in the following table relate to trade operations with related parties, which are under similar terms than what a third party would get respect to price and payment conditions. There are no uncollectible estimates decreasing accounts receivable or guarantees provided to related parties.

Balances and transactions with related parties consist of the following:

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

(4)   An agreement between the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. due to differences resulting from the contributions made by the latter. It establishes a 3% annual interest over capital, with annual payments to be made in eight instalments of UF 1,124 each. Beginning February 28, 2007 and UF 9,995 bullet payment at the last contribution date. In accordance with the contract, Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. renewed the contract for a period of nine years. Consequently, the UF 9,995 will be paid in nine equal and successive instalments of UF 1,200 each and a final payment of UF 2,050, beginning on February 28, 2015.

(5)   An agreement of grape supply between the subsidiary Compañía Pisquera de Chile S.A. and Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. These contracts stipulate a 3% annual interest on the capital, with a term of eight years, and annual payments due on May 31, 2018, May 31, 2019 and May 31, 2020.

The transaction schedule includes all the transactions made with related parties.

The detail of the accounts receivable and payable from related parties as of December 31, 2017 and 2016, are detailed as follows:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Accounts receivable from related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2017	As of December 31, 2016
							ThCh$	ThCh$
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	(3)	Associate	Sales of products	USD	30,791	42,006
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(3)	Joint venture	Sales of products	USD	9,248	-
0-E	Gráfica Editorial Intersudamericana S.A	Paraguay	(3)	Related to the subsidiary's shareholder	Sales of products	PYG	220	-
0-E	Palermo S.A.	Paraguay	(3)	Related to the subsidiary's shareholder	Sales of products	PYG	8,247	12,310
0-E	Paraguay Soccer S.A.	Paraguay	(3)	Related to the subsidiary's shareholder	Sales of products	PYG	85	-
0-E	Pepsi Cola Panamericana S.R.L.	Perú	(3)	Related to the subsidiary's shareholder	Sales of products	USD	-	1,149
0-E	QSR S.A.	Paraguay	(3)	Related to the subsidiary's shareholder	Sales of products	PYG	410	-
6,062,786-K	Andrónico Luksic Craig	Chile	(1)	Chairman of CCU	Sales of products	CLP	1,207	-
6,372,368-1	Jean Paul Luksic	Chile	(1)	Director of company related to the controller	Sales of products	CLP	464	-
14,534,777-7	Hubert Porte	Chile	(1)	Director of company related to the controller	Sales of products	CLP	2,095	-
76,029,109-9	Inversiones Chile Chico Ltda.	Chile	(1)	Related to the controller's shareholder	Services provided	CLP	2,253	526
76,035,409-0	Cervecera Guayacán SpA.	Chile	(1)	Associate of subsidiary	Sales of products	CLP	80,298	-
76,079,669-7	Minera Antucoya	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	355	-
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Services provided	CLP	40,965	10,513
76,481,675-7	Cervecería Szot SpA.	Chile	(1)	Associate of subsidiary	Sales of products	CLP	15,009	-
76,727,040-2	Minera Centinela	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	781	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	245,385	120,458
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Sales of products	CLP	667,195	1,035,566
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Services provided	CLP	-	3,215
78,105,460-7	Alimentos Nutrabien S.A.	Chile	(1)	Subsidiary of joint venture	Sales of products	CLP	151	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of subsidiary	Services provided	CLP	2,997,036	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	402,666	-
78,780,780-1	Operaciones y Servicios Enex Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	13,058
81,148,200-5	Ferrocarril de Antofagasta a Bolivia S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	3,457	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Advance purchase	CLP	14,393	14,393
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	-	7,450
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Shareholder of subsidiary	Loan	UF	31,191	30,542
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(5)	Shareholder of subsidiary	Sales of products	UF	77,929	76,620
90,081,000-8	Compañía Chilena de Fósforos S.A.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	2,893	2,575
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	165	458
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	-	14,747
91,021,000-9	Invexans S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	3,713	4,552
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's Shareholder	Sales of products	CLP	2,759	1,937
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	4,341	-
92,048,000-4	SAAM S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	83	1,437
93,920,000-2	Antofagasta Minerals S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,640	3,479
94,625,000-7	Inversiones Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	234,880	258,306
96,427,000-7	Inversiones y Rentas S.A.	Chile	(1)	Controller	Sales of products	CLP	3,465	-
96,536,010-7	Inversiones Consolidadas Ltda.	Chile	(1)	Related to the controller	Sales of products	CLP	121	1,513
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	514	3,096
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Sales of products	CLP	76,635	76,704
96,645,790-2	Socofin S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,395	-
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	67	-
96,790,240-3	Minera Los Pelambres S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	659	-
96,819,020-2	Agricola El Cerrito S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	30
96,847,140-6	Inmobiliaria Norte Verde S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	30
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Sales of products	CLP	74,387	255,330
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	62,816	120,547
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Sales of products	CLP	16,654	73,511
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Interests	CLP	-	219,835
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Services provided	CLP	680,740	380,242
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(2)	Joint venture	Remittanse send	CLP	4,334	750,000
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Rental of plant	CLP	3,774	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Rappel	CLP	898	-
Total							5,810,764	3,536,135

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2017	As of December 31, 2016
							ThCh$	ThCh$
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Shareholder of subsidiary	Loan	UF	166,928	190,040
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(5)	Shareholder of subsidiary	Sales of products	UF	91,543	166,625
Total							258,471	356,665

Accounts payable to related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2017	As of December 31, 2016
							ThCh$	ThCh$
0-E	Amstel Brouwerijen B.V.	Netherlands	(3)	Related to the controller's shareholder	License and technical assistance	Euros	66,583	64,932
0-E	Banco Amambay S.A.	Paraguay	(3)	Related to the subsidiary's shareholder	Commission	PYG	-	34
0-E	Banco Amambay S.A.	Paraguay	(3)	Related to the subsidiary's shareholder	Services received	PYG	148	-
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	(3)	Associate	Recovery of expenses	USD	44,451	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(3)	Joint venture	Recovery of expenses	USD	14,199	-
0-E	Emprendimientos Hoteleros S.A.E.C.A	Paraguay	(3)	Related to the subsidiary's shareholder	Services received	PYG	8,481	-
0-E	Gráfica y Editorial Intersuda S.A.	Paraguay	(3)	Related to the subsidiary's shareholder	Purchase of products	PYG	448	1,604
0-E	Heineken Brouwerijen B.V.	Netherlands	(3)	Related to the controller's shareholder	License and technical assistance	Euros	1,349,472	3,344,215
0-E	Heineken Brouwerijen B.V.	Netherlands	(3)	Related to the controller's shareholder	Purchase of products	Euros	-	787,873
0-E	Heineken Brouwerijen B.V.	Netherlands	(3)	Related to the controller's shareholder	Royalty	USD	2,586,380	-
0-E	Heineken Brouwerijen B.V.	Netherlands	(3)	Related to the controller's shareholder	Services received	PYG	1,241,991	-
0-E	Heineken Brouwerijen B.V.	Netherlands	(3)	Related to the controller's shareholder	Services received	USD	1,025	-
0-E	Societé des Produits Nestlé S.A.	United Kingdom	(3)	Related to the subsidiary's shareholder	Purchase of products	USD	46,572	-
0-E	Watt's Alimentos S.A.	Paraguay	(3)	Subsidiary related	Purchase of products	USD	92,566	2,196
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	196,805	333,658
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	54,194	-
76,481,675-7	Cervecería Szot SpA.	Chile	(1)	Associate of subsidiary	Purchase of products	CLP	17,288	4,930
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	13,733	6,691
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Services received	CLP	32,320	37,889
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Services received	CLP	74,351	-
78,105,460-7	Alimentos Nutrabien S.A.	Chile	(1)	Subsidiary of joint venture	Purchase of products	CLP	543	315
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	958,293	846,035
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	37,433	41,667
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Purchase of products	CLP	139,373	124,255
92,048,000-4	SAAM S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	123	-
94,058,000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	2,025	-
94,058,000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	-	1,273
94,625,000-7	Inversiones Enex S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	76	-
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	1,595,771	1,930,063
96,689,310-9	Transbank S.A.	Chile	(1)	Related to the controller's shareholder	Commission	CLP	3,462	2,955
96,798,520-1	SAAM Extraportuarios S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	1,971	-
96,894,740-0	Banchile Factoring S.A.	Chile	(1)	Related to the controller	Services received	CLP	-	78,591
96,810,030-0	Radiodifusión SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	55,244	19,018
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	7,541	-
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	1,152,343	1,462,888
96,953,410-K	Artikos Chile S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	137	-
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Services received	CLP	22,730	41,001
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Discount fleet	CLP	-	143,465
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	17,406	36,834
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Consignation sales	CLP	233,565	217,689
Total							10,069,043	9,530,071

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Most significant transactions and effects on results:

As of December 31, 2017 and 2016 the most significant transactions with related parties that are not subsidiaries of the Company and their effect on the Consolidated Statement of Income are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2017		2016
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
0-E	Americas Distilling Investments	United States	Associate of subsidiary	Capital contribution	1,043,720	-	-	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	211,740	(211,740)	165,995	(165,995)
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	Associate	Sales of products	425,664	161,752	396,076	150,509
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	Associate	Contribution of capital	-	-	2,174,370	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	28,232,532	-	22,943,861	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	11,051,487	(11,051,487)	9,445,557	(9,445,557)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	166,677	(166,677)	82,475	(52,266)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	306,553	-	-	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Sales of products	846,179	634,634	161,220	120,915
0-E	Societé des Produits Nestlé S.A.	United Kingdom	Shareholder of subsidiary	Royalty	410,421	(410,421)	432,535	(432,535)
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	Subsidiary of joint venture	Capital contribution	21,080,358	-	-	-
76,079,669-7	Minera Antucoya	Chile	Related to the controller's shareholder	Sales of products	1,501	1,200	-	-
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Advertising	2,064,067	(2,064,067)	3,427,941	(2,661,759)
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller's shareholder	Services provided	85,931	83,931	52,470	52,470
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	4,457,428	-	4,132,618	-
76,553,712-6	Heleservicios S.A.	Chile	Related to the controller	Services received	17,760	(17,760)	-	-
76,727,040-2	Minera Centinela	Chile	Related to the controller's shareholder	Sales of products	5,085	4,068	-	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Subsidiary related	Services received	152,578	(152,578)	83,220	(83,220)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Subsidiary related	Sales of products	535,046	428,036	522,566	418,052
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	355,279	(355,279)	329,258	(329,258)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	4,807,422	1,971,044	4,259,983	1,746,594
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of subsidiary	Services provided	2,054,840	2,054,840	3,234,158	3,234,158
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of subsidiary	Purchase of products	9,499,942	-	10,083,606	-
78,780,780-1	Operaciones y Servicios Enex Ltda.	Chile	Related to the controller's shareholder	Sales of products	-	-	224,387	183,997
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	818,433	-	633,668	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan	26,359	5,413	28,256	6,815
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	-	-	76,619	9,285
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of grape	4,367,575	-	4,255,971	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	1,995	1,596	-	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	637,313	-	599,123	-
90,081,000-8	Compañía Chilena de Fósforos S.A.	Chile	Shareholder of subsidiary	Dividends paid	979,637	-	1,273,753	-
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	4,158,228	-	3,530,565	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's Shareholder	Sales of products	15,941	12,751	13,984	11,186
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Billed services	559,042	(559,042)	439,603	(439,603)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	28,049	22,158	35,532	28,069
94,625,000-7	Inversiones Enex S.A	Chile	Related to the controller's shareholder	Sales of products	1,445,395	1,127,408	1,161,918	906,296
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Office lease	9,622	9,622	11,463	11,463
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	34,633,542	-	32,109,822	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	291,030,000	-	61,400,000	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	299,530,000	720,311	170,500,000	402,369
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	-	-	311,666	249,322
96,657,690-7	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	1,150	920	-	-
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Commission	77,311	77,311	65,271	(65,271)
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services provided	391,598	(391,598)	-	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	245,068	-	-	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	413,117	183,835	62,444	27,788
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	-	-	429,517	(429,517)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	8,481,780	-	5,438,419	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	253,473	253,473	234,327	234,327
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	369,097	(369,097)	529,138	(529,138)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Leasing paid	-	-	87,457	2,266
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Transportation of securities	359,579	(359,579)	282,267	(282,267)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	47,184	30,669	87,772	48,800
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	63,548,208	5,500,174	35,318,178	2,006,627
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	-	-	61,400,000	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interest income	-	-	247,101	247,101
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Services provided	153,773	153,773	1,553,943	1,553,943
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Remittanse send	717,900	-	750,000	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Sales of products	126	58	5,973	2,745
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Purchase of products	15,329	(15,329)	17,773	(17,773)
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Consignation sales	2,804,870	-	5,115,078	-

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

As of December 31, 2016 and 2015 the most significant transactions with related parties that are not subsidiaries of the Company and their effect on the Consolidated Statement of Income are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2016		2015
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	165,995	(165,995)	229,967	(229,967)
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	Associate	Sales of products	396,076	150,509	209,292	79,531
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	Associate	Capital contribution	2,174,370	-	1,921,245	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	22,943,861	-	19,941,532	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	9,445,557	(9,445,557)	9,331,241	(9,331,241)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	82,475	(52,266)	27,904	(27,904)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	-	-	71,107	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Sales of products	161,220	120,915	-	-
0-E	Societé des Produits Nestlé S.A.	United Kingdom	Shareholder of subsidiary	Royalty	432,535	(432,535)	308,527	(308,527)
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Advertising	3,427,941	(2,661,759)	1,554,332	(405,349)
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller's shareholder	Services provided	52,470	52,470	50,787	50,787
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	4,132,618	-	4,089,832	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	83,220	(83,220)	77,166	(77,166)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	522,566	418,052	405,652	324,522
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	329,258	(329,258)	279,401	(279,401)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	4,259,983	1,746,594	2,679,985	1,098,794
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of subsidiary	Services provided	3,234,158	3,234,158	2,649,644	2,649,644
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of subsidiary	Purchase of products	10,083,606	-	8,692,744	-
78,780,780-1	Operaciones y Servicios Enex Ltda.	Chile	Related to the controller's shareholder	Sales of products	224,387	183,997	328,256	262,605
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	633,668	-	489,942	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan	28,256	6,815	29,589	5,827
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	76,619	9,285	74,529	8,487
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of grape	4,255,971	-	6,226,156	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	-	-	8,071	6,457
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	599,123	-	791,836	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Services provided	-	-	181,437	181,437
89,602,300-4	Csav Austral SpA.	Chile	Shareholder of subsidiary	Services received	-	-	122,991	(122,991)
90,081,000-8	Compañía Chilena de Fósforos S.A.	Chile	Shareholder of subsidiary	Dividends paid	1,273,753	-	4,055,034	-
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	3,530,565	-	2,704,376	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's Shareholder	Sales of products	13,984	11,186	14,509	14,509
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Billed services	439,603	(439,603)	127,165	(127,165)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	35,532	28,069	-	-
94,625,000-7	Inversiones Enex S.A	Chile	Related to the controller's shareholder	Sales of products	1,161,918	906,296	636,707	496,631
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Office lease	11,463	11,463	11,006	11,006
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	32,109,822	-	31,777,378	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	61,400,000	-	225,840,000	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	170,500,000	402,369	231,800,000	583,333
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	311,666	249,322	-	-
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Commission	65,271	(65,271)	45,756	(45,756)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	62,444	27,788	36,560	16,269
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	429,517	(429,517)	425,164	(425,164)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	5,438,419	-	4,776,140	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	234,327	234,327	425,165	425,165
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Leasing paid	87,457	2,266	123,316	(23,901)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	529,138	(529,138)	316,411	(316,411)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Transportation of securities	282,267	(282,267)	452,384	(452,384)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	87,772	48,800	39,148	25,446
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	35,318,178	2,006,627	105,973,453	1,708,487
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	61,400,000	-	204,050,000	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	61,400,000	247,101	219,500,000	770,364
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Services provided	1,553,943	1,553,943	7,633,582	7,633,582
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Interests	-	-	287,243	287,243
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Remittanse received	-	-	33,298,001	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Remittanse send	750,000	-	27,189,651	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Sales of products	5,973	2,745	13,540	6,223
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Purchase of products	17,773	(17,773)	30,209	(30,209)
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Consignation sales	5,115,078	-	24,067,498	-

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members, each of whom is in office for a 3-year term and may be re-elected.

The Board was appointed at the Ordinary Shareholders´ Meeting held on April 13, 2016, being elected Messrs. Andrónico Luksic Craig, Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Marc Busain, Carlos Molina Solís, Didier Debrosse, José Miguel Barros van Hövell tot Westerflier and Vittorio Corbo Lioi, the latter independent according to article 50 bis of Law Nº18,046. The Chairman and the Vice Chairman, as well as the members of the Audit Committee were appointed at the Board of Directors´ meeting held on April 13, 2016. At the same meeting, and according to article 50 bis of Law N° 18,046, the independent Director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which is composed of Directors Messrs. Pérez, Molina and Corbo. Additionally, Messrs. Corbo and Molina were appointed as members of the Audit Committee, both meeting the independence criteria under the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange Rules. The Board of Directors also resolved that Directors Messrs. Pérez and Barros shall participate in the Audit Committee´s meetings as observers.

At the Ordinary Shareholders´ Meeting held on April 12, 2017 agreed to keep the remuneration of the Directors previously agreed at the Ordinary Shareholders´ Meeting held on April 13, 2016 and the remuneration of the Directors consists on a gross monthly fee for attendance to Board Meetings of UF 100 per Director, and UF 200 for the Chairman, independent of the number of meetings held within such period, plus an amount equivalent to 3% of the distributed dividends, for the whole Board, at a rate of one-ninth for each Director and in proportion to the time each one served as such during the year 2016. If the distributed dividends exceed 50% of the net profits, the Board of Directors’ variable remuneration shall be calculated over a maximum 50% of such profits.

Additionally, those Directors that are members of the Directors Committee receive a gross remuneration of UF 34 for each meeting they attend, plus the amount that, as the percentage of the dividends, is required to complete one third of the total remuneration a Director is entitled to, pursuant to article 50 bis of Law Nº 18,046 and Regulation N° 1956 of the CMF. Directors that are members of the Audit Committee receive a gross monthly remuneration of UF 25.

According to the above, as of December 31, 2017, the Directors received ThCh$ 3,146,516 (ThCh$ 3,215,759 in 2016 and ThCh$ 2,976,684 in 2015) in meeting attendance fees and dividend participation. In addition, ThCh$ 224,813 (ThCh$ 212,665 in 2016 and ThCh$ 191,416 in 2015) were paid as meeting attendance fees and dividend participation to the Senior Management of the Parent Company.

As of December 31, 2017, the remuneration corresponding to the key personal was ThCh$ 6,449,061 (ThCh$ 7,565,658 in 2016 and ThCh$ 5,497,192 in 2015). The Company grants annual discretionary and variable bonuses to the top key employees, which are not subject to an agreement and are decided on the basis of the compliance with individual and corporate goals and depending on the year results.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 12 Inventories

The inventories balances are detailed as follows:

	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Finished products	74,897,803	76,326,444
In process products	2,861,150	1,936,190
Raw material	114,911,632	113,232,691
In transit raw material	5,236,825	4,460,822
Materials and products	5,618,614	5,692,745
Realizable net value estimate and obsolescence	(1,538,133)	(2,337,354)
Total	201,987,891	199,311,538

The Company wrote off a total of ThCh$ 2,981,075, ThCh$ 2,012,748 and ThCh$ 2,057,704 against net realizable value and obsolescence for the years ended as of December 31, 2017, 2016 and 2015, respectively.

Additionally, the Company presents an estimate for inventory impairment which includes amounts related to low turnover, technical obsolescence and/or products recalled from the market.

The movement of net realizable value and obsolescence estimate is detailed as follows:

	As of December 31, 2017	As of December 31, 2016

	ThCh$	ThCh$
Initial balance	(2,337,354)	(1,825,381)
Inventories write-down estimation	(2,268,199)	(2,551,828)
Inventories recognised as an expense	2,981,075	2,012,748
Business combination effect	86,345	27,107
Total	(1,538,133)	(2,337,354)

As of December 31, 2017 and 2016, the Company does not have any inventory pledged as guarantee for financial obligations.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 13 Biological assets

The Company recorded under Current biological assets the agricultural activities (grapes) derived from production of plantations that will be destined to be an input to the following process of the wine production.

The cost associated to the agricultural activities (grapes) are accumulated to the harvest date.

The valuation of current biological assets is described in Note 2, 2.10.

The movement of current biological assets is detailed as follows:

ThCh$
As of January 1 2016
Historic cost	7,633,340
Book Value	7,633,340

As of December 31, 2016
Acquisitions	19,611,307
Decreases due to harvesting	(19,296,268)
Book Value	7,948,379

As of December 31, 2016
Historic cost	7,948,379
Book Value	7,948,379

As of December 31, 2017
Acquisitions	18,440,177
Decreases due to harvesting	(18,230,868)
Book Value	8,157,688

As of December 31, 2017
Historic cost	8,157,688
Book Value	8,157,688

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 14 Non-current assets of disposal groups classified as held for sale

a)	Chile Operating segment

On January 7, 2016, the shareholders of Compañía Pisquera Bauzá S.A. came to an agreement in which Compañía Pisquera de Chile S.A. (“CPCh”) (subsidiary of Compañía Cervecerías Unidas S.A.) sold its interest of 49% to Agroproductos Bauzá S.A. The price of the transaction amounted to UF 150,000 (equivalent to ThCh$ 3,844,364 on December 31, 2015).

In January 2016, the first installment was paid for an amount of UF 20,000 (equivalents to ThCh$ 512,596 on January 8, 2016).

As of December 31, 2017, the balances are UF 90,000 plus interest, of which UF 90,000 with long-term maturity (equivalents to ThCh$ 2,411,832) payable in annual installments maturing in 2020. The annual installments that will maturity in January 2018, for an amount of UF 20,000 was paid in advance in May 2017 (equivalent to ThCh$ 578,958).

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
-

During December 2014, the Board of subsidiary Sidra La Victoria S.A. authorized the sale of property located in Cipolletti city, Provincia de Río Negro, Argentina. During November 2015 this property was sold and a gain before tax of ThCh$ 1,977,432 was recorded under item Other income by function.

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

-

During November 2015, the Board of subsidiary Viña Valles de Chile S.A. (legal and continuing successor of Viña Misiones de Rengo S.A.) authorized the sale of certain fixed asstes located in Rengo city, Provincia de Cachapoal, Sexta Región. At the date of issuance of these Financial Statements this transaction is current.

As described in Note 2, 2.18, non-current assets of disposal groups classified as held for sale have been recorded at the lower of carrying amount and fair value less cost to sale.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

As of December 31, 2017 and 2016, assets held for sale are detailed as follows:

Non-current assets of disposal groups classified as held for sale	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Land	1,786,879	1,816,348
Contructions	473,975	504,207
Machinerys	44,857	57,332
Total	2,305,711	2,377,887

Note 15 Business Combinations

Bebidas del Paraguay S.A.

Year 2016 Acquisitions

On March 31, 2016, subsidiary Bebidas del Paraguay S.A. acquired 51% of the stock rights of Sajona Brewing Company S.R.L (Paraguayan company). The purpose of this company is the production and marketing of Sajonia brand beer. The amount of this transaction was ThCh$ 641,489 (equivalents to US$ 1,000,000).

During 2017, the Company has determined the following fair values of assets and liabilities, for this business combination (Note 1, (2)).

It is expected that the acquisition of this company allows to transform the brand into a reference in the segment of craft beer, increases their productive capacities and distribution network, forming part of the portfolio brands of BdP. According with the above mentioned, BdP begins to participate in the production of beer, with its own brand and with great growth prospects.

As of December 31, 2017, the Company did not enter into business combinations transactions.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 16 Investments accounted for using equity method

Joint ventures and Associates

As of December 31, 2017 and 2016, the Company recorded investments qualifying as joint venture and associates.

The share value of investments in joint ventures and associates are detailed as follows:

	Percentage of participation	As of December 31, 2017	As of December 31, 2016
	%	ThCh$	ThCh$
Cervecería Austral S.A. (1)	50.00	6,126,384	5,548,458
Foods Compañía de Alimentos CCU S.A. (2)	50.00	5,792,242	5,624,391
Central Cervecera de Colombia S.A.S. (3)	50.00	50,374,322	35,449,038
Zona Franca Central Cervecera S.A.S. (3)	50.00	20.696.077	-
Total joint ventures		82,989,025	46,621,887
Bebidas Bolivianas BBO S.A. (4)	34.00	14,641,870	17,281,665
Other companies		1,639,385	501,394
Total associated		16,281,255	17,783,059
Total		99,270,280	64,404,946

The above mentioned values include goodwill generated in the acquisition of the following joint venture and associate, which are presented net of any impairment loss:

	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Bebidas Bolivianas BBO S.A.	8,294,324	9,032,617
Total	10,189,094	10,927,387

The result accrued in joint ventures and associates are detailed as follows:

	For the years ended as of December 31,
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Cervecería Austral S.A.	952,235	754,326	247,180
Foods Compañía de Alimentos CCU S.A.	165,905	(519,536)	(1,251,392)
Central Cervecera de Colombia S.A.S.	(8,646,651)	(3,969,699)	(2,668,179)
Zona Franca Central Cervecera S.A.S.	87,583	-	-
Total joint ventures	(7,440,928)	(3,734,909)	(3,672,391)
Bebidas Bolivianas BBO S.A.	(1,459,916)	(1,805,548)	(1,557,886)
Other companies	(13,253)	(20,065)	2,142
Total associated	(1,473,169)	(1,825,613)	(1,555,744)
Total	(8,914,097)	(5,560,522)	(5,228,135)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Changes in investments in joint ventures and associates are detailed as follows:

	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Balance at the beginning of year	64,404,946	49,995,263
Business combination effect	50,462,578	25,118,232
Participation in the joint ventures and associates (loss)	(8,914,097)	(5,560,522)
Dividends received	(353,150)	(245,073)
Increase (decrease) through changes in ownership interests in subsidaries	-	(5,427,660)
Others	(6,329,997)	524,706
Total	99,270,280	64,404,946

Significant matters regarding investments accounted for using the equity method are detailed as follows:

(1) Cervecería Austral S.A.

A closed stock company that operates as a beer manufacturing facility in the southern end of Chile, which is the southernmost brewery in the world.

(2) Foods Compañía de Alimentos CCU S.A

A closed stock company devoted to the production and marketing of food products such as like cookies and other baked goods, caramels, candy and cereal, among others.

On November 26, 2015, Foods signed a sale agreement with Empresas Carozzi S.A., under which the first sold to the second machinery, equipment and brands related to products marketed under the brands Natur and Calaf. The amount of this transaction was ThCh$ 14,931,000 and CCU recognized a net loss after taxes for an amount of ThCh$ 1,034,638, corresponding to their participation.

On December 16, 2016, Foods and subsidiary CCU Inversiones S.A., acquired 49.99999% and 0.0001%, respectively of the shares of Alimentos Nutrabien S.A. As a consequence above mentioned the only shareholders direct of that company are: (i) Food´s with 99.99999% of the share capital, and (ii) CCU investments S.A. with a 0.0001% of the share capital, respectively. The amount of this transaction was UF 545.000, equivalent to ThCh$ 14.352.706.

(3) Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S.

On November 10, 2014, CCU, directly and through its subsidiaries CCU Inversiones II Limitada, and Grupo Postobón have established a joint arrangements through a company named Central Cervecera de Colombia S.A.S. (the "Company"), in which CCU and Grupo Postobón participate as equal shareholders. The purpose of this Company is the beer and non-alcoholic drinks production, marketing and distribution based on malt (Products).

Subsequently, on August 16, 2017, CCU, through its subsidiary CCU Inversiones ll Limitada, acquired 50% of the shares of of a company incorporated in Colombia called Zona Franca Central Cervecera S.A.S. (ZF CC), which relates to a joint agreements and that qualifies as a joint operations, in which CCU and Grupo Postobon participate as equal shareholders. The amount of this transaction was US$ 10,204, equivalents to ThCh$ 6,432. The purpose of ZF CC is acting exclusively as industrial user of one or more free zones, providing tolling services to CCC, and this latter company will produce, market and distribute Products.

For the purposes above, previous associations involves the construction of a beer production plant, with an annual total capacity of 3,000,000 hectoliters.

The Parties will also invest in CCC and ZF CC an approximate amount of US$ 200,000,000 in equal parts, following a gradual investment plan agreed by the parties.

As of December 31, 2017 and 2016, the total amount contributed to CCC and ZF CC was US$ 144,729,978 (equivalents to ThCh$ 93,643,761) and US$ 68,078,797 (equivalents to ThCh$ 44,330,781).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

(4) Bebidas Bolivianas BBO S.A.

On May 7, 2014, the Company acquired 34% of the stock rights of Bebidas Bolivianas BOO S.A. a Bolivian and a closed stock company that produces soft drinks and beers in three plants located in Santa Cruz de la Sierra and Nuestra Señora de la Paz cities. The amount of this transaction was ThCh$ 13,776,885. On December 9, 2015, the Company paid an increased of capital for an amount of US$ 2,720,000, equivalents to ThCh$ 1,921,244. On June 8, 2016 and November 17, 2016, the Company paid an increased of capital for an amount of US$ 2,221,696, equivalents to ThCh$ 1,510,420 and
US$ 1,019,971, equivalents to ThCh$ 663,951, respectively.

The Company does not have any contingent liabilities related to joint ventures and associates as December 31, 2017.

As of December 31, 2017, 2016 and 2015, the significant items of the financial statements of 100% of joint ventures and associates are summarized as follows:

	Joint ventures	Associated	Joint ventures	Associated
	As of December 31, 2017		As of December 31, 2016
	ThCh$	ThCh$	ThCh$	ThCh$
Assets and Liabilities
Current assets	49,960,930	5,540,894	64,587,798	7,602,940
Non-current assets	150,837,264	26,609,731	50,994,744	30,504,073
Current liabilities	35,339,239	4,444,262	23,043,784	5,886,879
Non-current liabilities	1,994,220	9,037,112	2,350,385	7,789,367

	Joint ventures	Associated	Joint ventures	Associated	Joint ventures	Associated
	For the years ended as of December 31,
	2017		2016		2015
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income Statement (Summarized)
Net sales	57,417,288	19,760,918	63,926,397	19,733,853	59,187,508	18,310,272
Operating result	(18,606,383)	(4,086,973)	(11,913,526)	(4,159,093)	(6,796,020)	(4,039,249)
Net income for year	(14,352,789)	(4,462,733)	(7,287,727)	(4,712,596)	(6,803,143)	(4,573,734)
Other comprehensive income	(27,052,016)	(5,761,515)	(3,451,487)	(7,965,214)	(2,494,511)	-
Depreciation and amortization	(2,618,567)	(2,818,923)	(2,104,820)	(2,698,849)	(1,998,935)	(534,485)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 17  Intangible assets other than goodwill

The intangible assets movement are detailed as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2016
Historic cost	60,966,038	24,212,125	1,914,139	904,007	87,996,309
Accumulated amortization	-	(15,928,101)	-	(200,201)	(16,128,302)
Book Value	60,966,038	8,284,024	1,914,139	703,806	71,868,007

As of December 31, 2016
Additions	40,000	4,533,631	219,163	-	4,792,794
Additions for joint operations (1)	5,614,575	-	-	-	5,614,575
Additions for business combination (2)	259,712	-	-	-	259,712
Divestitures (cost)	-	(167,825)	(42,243)	-	(210,068)
Divestitures (amortization)	-	197,910	-	-	197,910
Amortization of year	-	(2,472,425)	-	(389,166)	(2,861,591)
Conversion effect	(1,719,397)	(213,166)	-	(140,990)	(2,073,553)
Effect of conversion (amortization)	-	130,442	-	215,927	346,369
Book Value	65,160,928	10,292,591	2,091,059	389,577	77,934,155

As of December 31, 2016
Historic cost	65,160,928	28,364,765	2,091,059	763,017	96,379,769
Accumulated amortization	-	(18,072,174)	-	(373,440)	(18,445,614)
Book Value	65,160,928	10,292,591	2,091,059	389,577	77,934,155

As of December 31, 2017
Additions	-	3,498,499	158,968	-	3,657,467
Divestitures (cost)	(226)	(103,675)	-	-	(103,901)
Divestitures (amortization)	-	103,675	-	-	103,675
Amortization of year	-	(2,873,115)	-	(173,294)	(3,046,409)
Conversion effect	(1,355,703)	(260,268)	-	(103,287)	(1,719,258)
Effect of conversion (amortization)	-	167,026	-	39,725	206,751
Book Value	63,804,999	10,824,733	2,250,027	152,721	77,032,480

As of December 31, 2017
Historic cost	63,804,999	31,499,321	2,250,027	659,730	98,214,077
Accumulated amortization	-	(20,674,588)	-	(507,009)	(21,181,597)
Book Value	63,804,999	10,824,733	2,250,027	152,721	77,032,480

(1) See Note 1, letter a).

(2) See Note 1, point (2).

There are no restrictions or pledges on intangible assets.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The cash generating unit associates to the trademarks are detailed as follows:

Segment	Cash Generating Unit	As of December 31, 2017	As of December 31, 2016
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	31,476,163	31,476,163
	Manantial S.A.	1,166,000	1,166,000
	Compañía Pisquera de Chile S.A.	1,363,782	1,363,782
	Compañía Cervecería Kunstmann S.A.	286,518	286,744
	Subtotal	34,292,463	34,292,689
International Business	CCU Argentina S.A. and subsidiaries	3,735,289	4,774,066
	Marzurel S.A., Coralina S.A. and Milotur S.A.	2,639,301	2,822,016
	Bebidas del Paraguay S.A. y Distribuidora del Paraguay S.A.	3,356,895	3,489,969
	Subtotal	9,731,485	11,086,051
Wines	Viña San Pedro Tarapacá S.A.	19,781,051	19,782,188
	Subtotal	19,781,051	19,782,188
Total		63,804,999	65,160,928

Management has not found any evidence of impairment of intangible assets. The same methodology described in Note 18., has been used for trademarks with indefinite useful lives.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 18 Goodwill

The goodwill movements is detailed as follows:

Goodwill
ThCh$
As of January 1, 2016
Historic cost	99,490,372
Book Value	99,490,372

As of December 31, 2016
Additions for business combination (1)	234,476
Conversion effect	(2,798,297)
Book Value	96,926,551

As of December 31, 2016
Historic cost	96,926,551
Book Value	96,926,551

As of December 31, 2017
Conversion effect	(2,309,077)
Book Value	94,617,474

As of December 31, 2017
Historic cost	94,617,474
Book Value	94,617,474

(1) See Note 1, letter (2).

Goodwill on investments acquired in business combinations is assigned as of the acquisition date to the Cash Generating Units (CGU), or group of CGUs that it is expected will benefit from the business combination synergies. The carrying amount of goodwill of the investments assigned to the CGUs within the Company’s segments is detailed as follows:

Segment	Cash Generating Unit	As of December 31, 2017	As of December 31, 2016
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	25,257,686	25,257,686
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	9,808,550	9,808,550
	Los Huemules S.R.L.	47,443	47,443
	Subtotal	43,992,924	43,992,924
International Business	CCU Argentina S.A. and subsidiaries	5,355,254	6,851,916
	Marzurel S.A., Coralina S.A. and Milotur S.A.	6,956,760	7,260,675
	Bebidas del Paraguay S.A. y Distribuidora del Paraguay S.A.	5,896,392	6,404,892
	Subtotal	18,208,406	20,517,483
Wines	Viña San Pedro Tarapacá S.A.	32,416,144	32,416,144
	Subtotal	32,416,144	32,416,144
Total		94,617,474	96,926,551

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Goodwill assigned to the CGU is subject to impairment tests annually or with a higher frequency in case there are indications that any of the CGU could experience impairment. The recoverable amount of each CGU is determined as the higher of value in use or fair value less costs to sell. To determine the value in use, the Company has used cash flow projections over a 5-year span, based on the budgets and projections reviewed by Management for the same term and with an average grown-rate of 3%. The rates used to discount the projected cash flows reflect the market assessment of the specific risks related to the corresponding CGU. The pre-tax discount rates used range from a 9.2% to 10.9%. Given the materiality of the amounts involved, it was not considered relevant to describe additional information in this Note. A reasonable change in assumptions would not result in an impairment to goodwill.

As December 31, 2017, the Company has not identified any evidence of impairment of goodwill.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 19 Property, plant and equipment

Property, plant and equipment movements are detailed as follows:

	Land, buildings and contruction	Machinery and equipment	Bottles and containers	Other Equipment	Assets under contruction	Furniture, accesories and vehicles	Assets under finance lease	Under production vines	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2016
Historic cost	569,642,008	428,398,944	185,024,437	117,920,217	102,094,511	60,844,400	16,447,490	29,639,562	1,510,011,569
Accumulated depreciation	(149,128,169)	(248,562,463)	(102,580,240)	(77,349,328)	-	(42,694,930)	(3,014,569)	(14,014,660)	(637,344,359)
Book Value	420,513,839	179,836,481	82,444,197	40,570,889	102,094,511	18,149,470	13,432,921	15,624,902	872,667,210

As of December 31, 2016
Additions	-	-	-	-	128,712,863	-	-	-	128,712,863
Additions for business combination	-	79,126	-	-	-	-	-	-	79,126
Transfers	22,834,409	40,559,020	26,734,419	11,477,889	(115,555,005)	12,571,079	-	1,378,189	-
Conversion effect historic cost	(5,161,938)	(9,794,457)	(10,440,956)	(3,309,017)	(716,066)	(63,653)	(1,927)	(100,704)	(29,588,718)
Write off (cost)	(421,820)	(1,114,726)	(963,296)	(602,003)	164,887	(1,425,485)	-	-	(4,362,443)
Write off (depreciation)	16,882	1,045,213	1,211,494	557,191	-	809,775	-	-	3,640,555
Capitalized interests	-	-	-	-	853,832	-	-	-	853,832
Depreciation	(16,446,343)	(22,298,558)	(20,154,538)	(9,709,915)	-	(9,495,693)	(235,007)	(1,025,552)	(79,365,606)
Conversion effect depreciation	1,743,342	4,080,872	3,082,501	4,139,993	-	252,389	578	66,872	13,366,547
Others increase (decreased)	(40,372)	1,960,728	(1,217,118)	(313,368)	(779,982)	792,760	(620,991)	-	(218,343)
Divestitures (depreciation)	(1,973,792)	(4,671,503)	(919,611)	(105,417)	-	(479,526)	-	(1,480,301)	(9,630,150)
Divestitures (depreciation)	1,366,357	4,474,718	699,573	23,026	-	375,766	-	1,010,409	7,949,849
Book Value	422,430,564	194,156,914	80,476,665	42,729,268	114,775,040	21,486,882	12,575,574	15,473,815	904,104,722

As of December 31, 2016
Historic cost	584,830,357	453,735,402	196,174,306	129,190,151	114,775,040	70,251,593	13,926,785	29,436,746	1,592,320,380
Accumulated depreciation	(162,399,793)	(259,578,488)	(115,697,641)	(86,460,883)	-	(48,764,711)	(1,351,211)	(13,962,931)	(688,215,658)
Book Value	422,430,564	194,156,914	80,476,665	42,729,268	114,775,040	21,486,882	12,575,574	15,473,815	904,104,722

As of December 31, 2017
Additions	-	-	-	-	118,850,131	-	-	-	118,850,131
Transfers	29,368,004	43,963,753	20,642,995	18,784,331	(124,150,216)	10,802,816	-	588,317	-
Conversion effect historic cost	(4,642,067)	(10,260,723)	(10,182,025)	(3,613,420)	(720,676)	(379,481)	(1,605)	(100,852)	(29,900,849)
Write off (cost)	(144,577)	(681,120)	(2,192,467)	(2,301,087)	-	(778,317)	-	-	(6,097,568)
Write off (depreciation)	122,890	609,546	1,942,571	2,241,388	-	613,585	-	-	5,529,980
Capitalized interests	-	-	-	-	1,042,045	-	-	-	1,042,045
Depreciation	(16,782,519)	(26,444,714)	(20,351,615)	(12,375,545)	-	(6,262,416)	(43,108)	(1,002,696)	(83,262,613)
Conversion effect depreciation	609,002	3,137,711	3,801,023	2,188,068	-	92,238	519	54,154	9,882,715
Others increase (decreased)	(101,686)	1,048,528	18,981	7,257	(1,189,435)	(35,064)	(138,391)	59,875	(329,935)
Divestitures (cost)	(434,512)	(322,483)	(45,081,934)	(27,295)	-	(614,206)	-	(521,685)	(47,002,115)
Divestitures (depreciation)	326,742	322,483	43,718,122	26,267	-	363,484	-	339,817	45,096,915
Book Value	430,751,841	205,529,895	72,792,316	47,659,232	108,606,889	25,289,521	12,392,989	14,890,745	917,913,428

As of December 31, 2017
Historic cost	608,854,028	485,770,049	159,541,057	142,280,575	108,606,889	79,120,713	13,816,109	29,367,600	1,627,357,020
Accumulated depreciation	(178,102,187)	(280,240,154)	(86,748,741)	(94,621,343)	-	(53,831,192)	(1,423,120)	(14,476,855)	(709,443,592)
Book Value	430,751,841	205,529,895	72,792,316	47,659,232	108,606,889	25,289,521	12,392,989	14,890,745	917,913,428

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The balance of the land at the end of each year is as follows:

	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Land	225,840,815	226,136,602
Total	225,840,815	226,136,602

Capitalized interest as of December 31, 2017, amounted 1,042,045 (ThCh$  853,832 in 2016), using an annually capitalization rate of 4.25% (4.17% in 2016).

The Company, through its subsidiary Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land. The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of December 31, 2017, the Company maintained approximately 4,219 hectares of which 3,765 are for vines in production stage. Of the total hectares mentioned above, 3,427 correspond to own land and 338 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2017, the production plant vines yield approximately 43.9 million kilos of grapes (49.8 million kilos of grapes in 2016).

By the nature of business of the Company, in the value of the assets it is not considered to start an allowance for cost of dismantling, removal or restoration.

In relation to the impairment losses of property, plant and equipment, the Managment has not perceived evidence of impairment with respect to these at December 31, 2017.

Assets under finance lease:

The carrying amount of land and buildings relates to finance lease agreements for the Company and its subsidiaries. Such assets will not be owned by the Company until the corresponding purchase options are exercised.

	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Land	3,215,075	3,130,181
Buildings	9,101,182	9,217,312
Machinery and equipment	76,732	228,081
Total	12,392,989	12,575,574

In Note 21, letter B) includes the detail of the lease agreements, and it also reconciles the total amount of the future minimum lease payments and their current value as regards such assets, the purchase options originated at CCU S.A. and Cervecería Kunstmann S.A.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 20 Investment Property

Investment property movements are detailed as follows:

	Lands	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2016
Historic cost	5,097,142	2,487,425	7,584,567
Depreciation	-	(746,565)	(746,565)
Book Value	5,097,142	1,740,860	6,838,002

As of December 31, 2016
Additions	-	11,036	11,036
Divestitures	(2,563)	-	(2,563)
Depreciation	-	(41,055)	(41,055)
Conversion effect (depreciation)	(364,940)	(218,986)	(583,926)
Conversion effect	-	32,333	32,333
Book Value	4,729,639	1,524,188	6,253,827

As of December 31, 2016
Historic cost	4,729,639	2,279,475	7,009,114
Depreciation	-	(755,287)	(755,287)
Book Value	4,729,639	1,524,188	6,253,827

As of December 31, 2017
Additions	-	17,588	17,588
Depreciation	-	(38,007)	(38,007)
Conversion effect (depreciation)	(270,804)	(165,236)	(436,040)
Conversion effect	-	27,991	27,991
Book Value	4,458,835	1,366,524	5,825,359

As of December 31, 2017
Historic cost	4,458,835	2,131,827	6,590,662
Depreciation	-	(765,303)	(765,303)
Book Value	4,458,835	1,366,524	5,825,359

Investment property includes twenty land properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes, with one land property, two offices and one apartment of them being leased and generating ThCh$ 193,839 revenue during year 2017 (ThCh$ 251,545 in 2016 and ThCh$ 172,243 in 2015). Additionally, there are three land properties in Argentina, which are leased and generated an income for ThCh$ 135,064 for year 2017 (ThCh$ 131,389 in 2016 and ThCh$ 127,093 in 2015). In addition, the expenses associated with such investment properties amounted to ThCh$ 60,452 for the year ended as of December 31, 2017 (ThCh$ 71,090 in 2016 and ThCh$ 120,340 in 2015).

The fair value, of investment property that represent 89% of the carrying amount is ThCh$ 16,904,331.

Management has not detected any evidence of impairment of investment property.

The Company does not maintain any pledge or restriction over investment property items.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 21 Other financial liabilities

Debts and financial liabilities classified according to the type of obligation and their classifications in the consolidated balance sheet are detailed as follows:

	As of December 31, 2017		As of December 31, 2016
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank borrowings (*)	24,623,746	73,886,831	39,079,561	29,606,398
Bonds payable (*)	3,306,135	69,476,612	3,250,023	70,836,716
Financial leases obligations (*)	176,586	17,638,289	215,950	17,500,919
Derivatives (**)	10,416,675	-	11,118,676	-
Liability coverage (**)	1,840,188	-	-	-
Deposits for return of bottles and containers	13,228,328	-	13,015,723	-
Total	53,591,658	161,001,732	66,679,933	117,944,033

(*)  See Note 5.

(**) See Note 7.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The maturities and interest rates of these obligations are detailed as follows:

Current loan and financial obligation

As of December 31, 2017:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Superville	Argentina	USD	-	185,739	185,739	At maturity	2.50
0-E	Finca La Celia S.A.	Argentina	0-E	Santander Río	Argentina	USD	184,728	-	184,728	At maturity	5.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Macro	Argentina	USD	-	185,339	185,339	At maturity	2.70
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Macro	Argentina	USD	-	184,652	184,652	At maturity	2.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	185,018	-	185,018	At maturity	2.55
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	-	215,408	215,408	At maturity	3.20
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	399,014	-	399,014	At maturity	31.77
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	292,589	-	292,589	At maturity	31.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	250,005	-	250,005	At maturity	31.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	-	67,356	67,356	Quarter	25.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	-	674,403	674,403	Quarter	27.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	-	66,398	66,398	Quarter	26.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Comafi	Argentina	ARS	368,143	-	368,143	At maturity	24.50
0-E	Finca La Celia S.A.	Argentina	0-E	BBVA	Argentina	ARS	498,676	-	498,676	At maturity	32.00
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	USD	-	4,961,271	4,961,271	At maturity	1.75
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	58,809	-	58,809	At maturity	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	4,238	4,839,005	4,843,243	At maturity	2.42
91,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	324,308	324,308	At maturity	4.56
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	326,560	-	326,560	At maturity	4.68
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	17,425	29,507	46,932	Monthly	4.80
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	9,956	30,704	40,660	Monthly	5.48
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	13,500	40,500	54,000	Monthly	6.00
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	12,667	-	12,667	Monthly	7.59
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	19,170	42,000	61,170	Monthly	5.88
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	22,500	67,500	90,000	Monthly	5.76
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	37,500	-	37,500	Monthly	5.40
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	8,641	26,677	35,318	Monthly	6.12
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	20,028	61,526	81,554	Monthly	5.02
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	16,667	49,999	66,666	Monthly	4.44
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	20,834	62,500	83,334	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	69,530	213,527	283,057	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	41,700	125,100	166,800	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	38,678	86,121	124,799	Monthly	4.73
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	35,966	110,127	146,093	Monthly	4.42
0-E	Milotur S.A.	Uruguay	0-E	Banco Itaú	Uruguay	UYI	403,857	288,469	692,326	Monthly	6.00
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	-	2,021,408	2,021,408	At maturity	5.35
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	16,600	-	16,600	At maturity	4.50
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	6,708	-	6,708	At maturity	4.68
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	200,248	614,849	815,097	Monthly	5.02
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	ARS	300,889	561,283	862,172	Monthly	26.63
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	ARS	80,679	26,371	107,050	Monthly	27.81
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Galicia	Argentina	ARS	925,670	1,594,645	2,520,315	Quarter	23.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	ARS	3,944	1,975,917	1,979,861	At maturity	20.00
Sub-Total							4,891,137	19,732,609	24,623,746
Financial leases obligations
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	577	-	577	Monthly	17.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	419	406	825	Monthly	17.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	1,561	4,752	6,313	Monthly	17.00
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	14,986	47,281	62,267	Monthly	7.07
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	26,989	73,384	100,373	Monthly	4.33
76,077,848-6	Cervecera Belga de la Patagonia S.A.	Chile	97,015,000-5	Banco Santander de Chile	Chile	UF	6,231	-	6,231	Monthly	6.27
Sub-Total							50,763	125,823	176,586

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 7).

(*) See Note 5 non-discounted contractual cash flows.

						Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration or ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
						ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	388 18/10/2004 Bono Serie E	Chile	UF	41,232	2,617,308	2,658,540	Semiannual	4.00
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	573 23/03/2009 Bono Serie H	Chile	UF	647,595	-	647,595	Semiannual	4.25
Sub-Total						688,827	2,617,308	3,306,135

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 7).

(*) See Note 5 non-discounted contractual cash flows.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

As of December 31, 2016:
							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Superville	Argentina	USD	136,115	-	136,115	At maturity	3.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Superville	Argentina	USD	135,537	-	135,537	At maturity	3.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Superville	Argentina	USD	217,353	-	217,353	At maturity	3.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Superville	Argentina	USD	-	54,032	54,032	At maturity	4.25
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Macro	Argentina	USD	-	200,933	200,933	At maturity	1.85
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	201,628	-	201,628	At maturity	2.70
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	-	133,909	133,909	At maturity	2.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	1,436	1,589	3,025	Quarter	15.25
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	433,258	-	433,258	At maturity	36.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	228,734	-	228,734	At maturity	29.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	340,659	-	340,659	At maturity	28.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	-	518,917	518,917	At maturity	26.75
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	367,243	-	367,243	Quarter	30.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	9,178	400,250	409,428	Quarter	27.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	425	84,263	84,688	Quarter	23.00
0-E	Finca La Celia S.A.	Argentina	0-E	BBVA	Argentina	ARS	524,538	-	524,538	At maturity	27.50
0-E	Finca La Celia S.A.	Argentina	0-E	BBVA	Argentina	ARS	50,045	-	50,045	At maturity	27.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	290,342	-	290,342	At maturity	27.75
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	74,763	-	74,763	At maturity	27.50
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,004,000-5	Banco de Chile	Chile	CLP	157,295	7,271,000	7,428,295	At maturity	4.40
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	57,821	-	57,821	At maturity	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	3,151	-	3,151	At maturity	1.79
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	457,454	16,000,000	16,457,454	At maturity	6.86
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	16,333	50,142	66,475	Monthly	4.80
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	9,264	28,576	37,840	Monthly	5.48
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	7,599	5,124	12,723	Monthly	5.36
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	13,500	40,500	54,000	Monthly	6.00
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	19,000	57,000	76,000	Monthly	7.59
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	14,000	42,000	56,000	Monthly	5.88
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	22,500	67,500	90,000	Monthly	5.76
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	8,111	25,086	33,197	Monthly	6.12
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	205,849	205,849	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	67,488	203,111	270,599	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	19,030	58,392	77,422	Monthly	5.02
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	37,500	112,500	150,000	Monthly	5.04
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	-	255,037	255,037	Monthly	4.68
0-E	Milotur S.A.	Uruguay	0-E	Banco Itaú	Uruguay	UYI	406,353	638,554	1,044,907	Monthly	6.00
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	21,408	-	21,408	At maturity	5.35
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	18,000	2,000,000	2,018,000	At maturity	4.50
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	-	6,656	6,656	At maturity	4.68
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	190,490	584,272	774,762	Monthly	5.02
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	ARS	251,181	717,375	968,556	Monthly	15.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Macro	Argentina	ARS	34,300	23,406	57,706	Monthly	15.25
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BBVA	Argentina	ARS	421,179	421,652	842,831	Quarter	26.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	ARS	103,106	303,347	406,453	Monthly	25.19
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Galicia	Argentina	ARS	68,826	789,966	858,792	Quarter	30.50
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Citibank	Argentina	ARS	30,190	-	30,190	At maturity	25.66
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco HSBC	Argentina	ARS	2,109,794	-	2,109,794	At maturity	25.25
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BBVA	Argentina	ARS	1,392	-	1,392	At maturity	26.12
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Macro	Argentina	ARS	12	-	12	At maturity	25.53
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Santander Río	Argentina	ARS	199,954	-	199,954	At maturity	25.00
0-E	Saenz Briones y Cía. S.A.I.C.	Argentina	0-E	Banco Citibank	Argentina	ARS	1,138	-	1,138	At maturity	26.50
Sub-Total							7,778,623	31,300,938	39,079,561
Financial leases obligations
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	453	1,472	1,925	At maturity	17.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	528	1,545	2,073	At maturity	17.50
96,711,590-8	Manantial S.A.	Chile	97,000,600-6	Banco de Crédito e Inversiones	Chile	UF	14,369	3,837	18,206	Monthly	3.44
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	6,054	8,072	14,126	Monthly	4.78
96,711,590-8	Manantial S.A.	Chile	97,053,000-2	Banco Security	Chile	UF	4,489	8,755	13,244	Monthly	4.40
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	13,759	42,717	56,476	Monthly	7.07
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	25,436	77,942	103,378	Monthly	4.33
76,077,848-6	Cervecera Belga de la Patagonia S.A.	Chile	97,015,000-5	Banco Santander Chile	Chile	UF	-	6,522	6,522	Monthly	6.27
Sub-Total							65,088	150,862	215,950
(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 7).

(*) See Note 5 non-discounted contractual cash flows.

						Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration or ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
						ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	388 18/10/2004 Bono Serie E	Chile	UF	-	2,612,294	2,612,294	Semiannual	4.00
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	573 23/03/2009 Bono Serie H	Chile	UF	637,729	-	637,729	Semiannual	4.25
Sub-Total						637,729	2,612,294	3,250,023

(*) See Note 5 non-discounted contractual cash flows.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Non-current loan and financial obligation

As of December 31, 2017:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	10,183,293	-	-	10,183,293	At maturity	2.70
91,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	39,750,482	-	39,750,482	At maturity	4.56
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	16,000,000	-	16,000,000	At maturity	4.68
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	17,624	-	-	17,624	Monthly	5.48
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	72,000	-	-	72,000	Monthly	6.00
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	32,667	-	-	32,667	Monthly	5.88
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	112,500	-	-	112,500	Monthly	5.76
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	50,621	-	-	50,621	Monthly	6.12
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	138,116	-	-	138,116	Monthly	5.02
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	94,445	-	-	94,445	Monthly	4.44
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	131,944	-	-	131,944	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	297,505	-	-	297,505	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	208,100	-	-	208,100	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	171,638	-	-	171,638	Monthly	4.73
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	245,098	-	-	245,098	Monthly	4.42
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	4.50
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	400,000	-	-	400,000	At maturity	4.68
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	1,378,183	-	-	1,378,183	Monthly	5.02
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	ARS	748,377	-	-	748,377	Monthly	26.63
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Galicia	Argentina	ARS	1,854,238	-	-	1,854,238	Quarter	23.00
Sub-Total							18,136,349	55,750,482	-	73,886,831
Financial leases obligations
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	8,792	-	-	8,792	Monthly	17.00
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	136,371	156,348	17,329,787	17,622,506	Monthly	7.07
76,077,848-6	Cervecera Belga de la Patagonia S.A.	Chile	97,015,000-5	Banco Santander - Chile	Chile	UF	-	6,991	-	6,991	Monthly	6.27
Sub-Total							145,163	163,339	17,329,787	17,638,289

 (*) See Note 5 non-discounted contractual cash flows.

						Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration or ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
						ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	388 18/10/2004 Bono Serie E	Chile	UF	5,327,846	5,359,626	5,359,627	16,047,099	Semiannual	4.00
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	573 23/03/2009 Bono Serie H	Chile	UF	7,258,889	9,702,632	36,467,992	53,429,513	Semiannual	4.25
Sub-Total						12,586,735	15,062,258	41,827,619	69,476,612

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 7).

(*) See Note 5 non-discounted contractual cash flows.

As of December 31, 2016:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	10,012,233	-	-	10,012,233	At maturity	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	5,269,733	-	-	5,269,733	At maturity	1.79
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	46,143	-	-	46,143	Monthly	4.80
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	57,305	-	-	57,305	Monthly	5.48
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	108,000	18,000	-	126,000	Monthly	6.00
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	12,667	-	-	12,667	Monthly	7.59
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	88,667	-	-	88,667	Monthly	5.88
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	180,000	22,500	-	202,500	Monthly	5.76
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	72,892	13,047	-	85,939	Monthly	6.12
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	580,563	-	-	580,563	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	167,461	52,210	-	219,671	Monthly	5.02
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	37,510	-	-	37,510	Monthly	5.04
0-E	Milotur S.A.	Uruguay	0-E	Banco Itaú	Uruguay	UYI	696,605	-	-	696,605	Monthly	6.00
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	5.35
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	400,000	-	-	400,000	At maturity	4.68
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	1,672,625	520,654	-	2,193,279	Monthly	5.02
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	$ARS	1,912,999	-	-	1,912,999	Monthly	15.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	$ARS	134,821	-	-	134,821	Monthly	25.19
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Galicia	Argentina	$ARS	5,529,763	-	-	5,529,763	Quarter	30.50
Sub-Total							28,979,987	626,411	-	29,606,398
Financial leases obligations
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	$ARS	920	-	-	920	-	17.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	$ARS	544	-	-	544	At maturity	17.50
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	125,221	130,838	17,131,641	17,387,700	Monthly	7.07
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	98,688	-	-	98,688	Monthly	4.33
76,077,848-6	Cervecera Belga de la Patagonia S.A.	Chile	97,015,000-5	Banco Santander - Chile	Chile	UF	-	13,067	-	13,067	Monthly	6.27
Sub-Total							225,373	143,905	17,131,641	17,500,919

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 7).

(*) See Note 5 non-discounted contractual cash flows.

						Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration or ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
						ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	388 18/10/2004 Bono Serie E	Chile	UF	5,125,926	5,298,895	7,904,394	18,329,215	Semiannual	4.00
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	573 23/03/2009 Bono Serie H	Chile	UF	2,345,596	9,540,856	40,621,049	52,507,501	Semiannual	4.25
Sub-Total						7,471,522	14,839,751	48,525,443	70,836,716

 (*) See Note 5 non-discounted contractual cash flows.

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 7.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The effective interest rates of bond obligations are as follows:

Bonds Serie E                                     4.51%

Bonds Serie H                                    4.27%

Debts and financial liabilities are stated in several currencies and they accrue fixed and variable interest rates. These obligations classified by currency and interest type (excluding the effect of cross currency interest rate swap agreements) are detailed as follows:

	As of December 31, 2017		As of December 31, 2016
	Fixed Interest Rate	Variable Interest Rate	Fixed Interest Rate	Variable Interest Rate
	ThCh$	ThCh$	ThCh$	ThCh$
US Dollar	6,102,155	4,843,243	1,079,507	5,272,884
Chilean Pesos	65,836,938	-	33,921,475	-
Argentinean Pesos	8,987,505	1,717,599	12,962,674	3,422,829
Unidades de Fomento	100,928,433	-	102,088,686	-
UYI	692,326	-	1,741,512	-
Total	182,547,357	6,560,842	151,793,854	8,695,713

The terms and conditions of the main interest accruing obligations as of December 31, 2017, are detailed as follows:

A)    Bank Borrowings

Banco Estado – Bank Loans

a)   On July 27, 2012, the subsidiary Compañía Pisquera Chile S.A. (CPCh) signed a bank loan with the Banco del Estado de Chile for a total of ThCh$ 16,000,000, for a period of 5 years, with maturity on July 27, 2017.

      This loan accrues interest at an annual fixed rate of 6.86% and an effective rate of 7.17%. The Company amortized interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

      On July 27, 2017 this loan was renewed for 5 years, with maturity on July 27, 2022. This loan accrues interest at an annual fixed rate of 4.68%. The Company amortized interest semi-annually, and the capital amortization consists of a single payment at the end of the established term

      This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios, which will be measured on the half-yearly financial statements of CPCh:

-         Maintain a Financial Expense Coverage not less than 3, calculated as the relationship between Gross Margin less Marketing costs, Distribution and Administration expenses, plus Other income by function, less Other expenses by function, plus Depreciation and Amortization, divided by Financial costs.

-         Maintain a debt ratio of no more than 3, measured as Total liabilities divided by Equity.

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

      As of December 31, 2017, the Company was in compliance with the financial covenants and specific requirements of this loan.

b)     On April 25, 2012, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado e Chile for a total of ThCh$ 500,000, maturing on April 25, 2013.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Subsequently this loan was renewed for one year, maturing on April 25, 2014. It was renewed for one year, maturing on April 25, 2015. Subsequently this loan was renewed for one year, maturing on April 27, 2016.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

      On April 27, 2016, this loan was paid.

c)     On April 25, 2013, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 600,000, maturing on April 25, 2014.

It was renewed for one year, maturing on April 25, 2015. Subsequently this loan was renewed for one year, maturing on April 27, 2016.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

      On April 27, 2016, this loan was paid.

d)   On June 16, 2014, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of 6,200,000 euros, maturing on June 16, 2015.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

On June 17, 2015, this loan was paid.

e)   On December 3, 2014, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 1,300,000, maturing on March 31, 2015.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

On May 29, 2015 the loan was renewed for a term of 3 months, maturing on July 28, 2015.

On July 17, 2015, this loan was paid.

f)    On October 15, 2014, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of UF 380,000, maturing on October 15, 2019.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

g)   On July 15, 2015, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 4,000,000, maturing on July 14, 2020.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

h)   On May 26, 2016, the subsidiary Aguas CCU-Nestlé Chile S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 5,300,000, maturing on November 22, 2016.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

On November 22, 2016, this loan was paid.

i)    On April 13, 2017, Compañía Cervecerías Unidas S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 40,000,000, maturing on April 13, 2022.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

This loan accrues a fixed interest at an annual rate. The Company amortizes interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

The aforementioned loan oblige the Company to comply with the same covenants as indicated in letter E) Restrictions in this Note.

j)    On July 3, 2017 the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of US$ 8,000,000, maturing on July 3, 2018.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest monthly, and capital amortization consists of a single payment at the end of the established term.

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

      This debt was changed to Euros and a fixed interest rate through a currency US$-Euro and interest rate swap agreements (Cross Currency Interest Rate Swap). For details of the Company`s hedge strategies see Note 5 and 7.

      On July 11, 2016, this loan was paid.

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

      The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company`s hedge strategies see Note 5 and 7.

      On July 7, 2016, this loan was paid.

      The aforementioned loans (letter a) and letter b)) oblige the Company to comply with the same covenants indicated in letter D) Restrictions in this Note.

c)   On July 7, 2016, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 7,271,000, maturing on July 2, 2017.

      This loan accrued interest at an annual rate. The subsidiary amortizes interest and capital consists of a single payment at the end of the established term.

      This debt was changed to US$ and a fixed interest rate through a currency CLP-US$ and interest rate swap agreements (Cross Currency Interest Rate Swap). For details of the Company`s hedge strategies see Note 5 and 7.

      On July 2, 2017, this loan was paid.

d) On April 24, 2014, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 1,000,000, maturing on April 24, 2015.

      This loan accrued interest at an annual rate. The subsidiary amortizes interest and capital consists of a single payment at the end of the established term.

      On April 24, 2015 the loan was renewed for a term of 1 year, maturing on April 21, 2016.

      On April 22, 2016, this loan was paid.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

e)  On April 24, 2015, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 600,000 for a period of three months expiring on July 24, 2015.

      This loan bears interest at a fixed interest rate. The subsidiary pays the interest and principal in a single payment at the end of the deadline.

      On July 24, 2015, this loan was paid.

f)    On April 20, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 2,000,000, maturing on April 20, 2018.

      This loan accrued interest at an annual rate. The subsidiary amortizes interest and capital consists of a single payment at the end of the established term.

      On April 20, 2017, the loan was renewed the maturity on April 20, 2019.

g)   On August 25, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 400,000, maturing on August 24, 2018.

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

      The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company`s hedge strategies see Note 5 and 7.

On June 22, 2015, this loan was paid.

b)   On September 4, 2014, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco Scotiabank for a total of US$ 638,674, maturing on September 4, 2016.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

     On August 24, 2016, this loan was paid.

c)  On June 17, 2015, the subsidiary Viña San Pedro Tarapacá S.A. it signed a bank loan with Banco Scotiabank for a total of US$ 7,871,500, with a term of three years maturing on June 18, 2018.

This loan bears interest at a floating interest rate composed dollar Libor at 90 days plus a fixed margin. The company pays quarterly interest and amortization of capital consists of a single payment at the end of the deadline.

The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company`s hedge strategies see Note 5 and 7.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

d)  On April 24, 2015, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco Scotiabank for a total of
ThCh$ 1,000,000, with a term of one year maturity on April 22, 2016.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

On April 22, 2016, this loan was paid.

e)  On April 20, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco Scotiabank for a total of ThCh$ 2,000,000, with a term of one year maturity on April 20, 2017.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

On April 20, 2017 the loan was renewed for a term of 2 years, maturing on April 20, 2019.

BBVA Banco Francés S.A.; HSBC Bank Argentina S.A.; Banco de Galicia y Buenos Aires S.A.; La Sucursal de Citibank NA established in Argentinian Republic; Banco de La Provincia de Buenos Aires – Syndicated Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On October 5, 2012, the subsidiary CICSA signed a syndicated bank loan for a total of 187.5 million argentinean pesos, maturing on October 5, 2015.

The proportional participation of banks lenders is as follows:

a)      BBVA Bank French S.A., with 55 million argentinean pesos of pro rata participation.

b)     Banco de la Provincia de Buenos Aires, with 54 million argentinean pesos.

c)     HSBC Bank Argentina S.A., with 43.5 million argentinean pesos of pro rata participation.

d)     Banco de Galicia y Buenos Aires S.A., with 20 million argentinean pesos of pro rata participation.

e)     Citibank NA established in Argentinian Republic, with 15 million argentinean pesos of pro rata participation.

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

c)   Maintain at the end of each quarter an indebtedness ratio not higher than 1.5, defined as the ratio Financial Liabilities over the Equity  meaning the Equity at the time of calculation, as it arises from their Financial Statements and in accordance with generally accepted accounting principles in the Republic of Argentina.

d)     Maintain at the end of each quarter a minimum Equity of 600 million of argentinean pesos.

On October 5, 2015, this loan was paid.

1 EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Banco de la Nación Argentina – Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

a)   On December 28, 2012, CICSA signed a bank loan for a total of 140 million of argentinean pesos for a period of 7 years, maturing on November 26, 2019, and whose loan is delivered in two stages, where the first was carried out on December 28, 2012, for a total of 56 million argentinean pesos and the second on June 28, 2013, for a total of 84 million of Argentinean pesos.

      This loan accrues interest at an annual rate of 15% fixed by first 36 months. Having completed that term, accrues interest at a compound floating rate BADLAR in pesos plus a fixed spread of 400 basis points and to this effect will be taken BADLAR rate published by the Central Bank of the Republic of Argentina, corresponding to five working days prior to the start of the period, subject to the condition that does not exceed the lending rate of portfolio general of Banco de la Nación Argentina, in whose case shall apply this. Interest will be paid monthly.

      The subsidiary amortizes capital in 74 consecutive and equal, once the grace period of 10 months from the date of disbursement.

      This loan is guaranteed by CCU S.A., through a Stand By issued by the Banco del Estado de Chile to Banco de la Nación Argentina (see Note 34).

b)   On April 20, 2015, the subsidiary CICSA signed a bank loan for a total of 24 million of argentinean pesos, maturing on April 4, 2018.

      This loan accrues interest at a compound floating rate BADLAR in pesos plus a fixed spread of 500 basis points and subject to the condition that does not exceed the lending rate of portfolio general of Banco de la Nación Argentina, in whose case shall apply this. Interest will be paid monthly.

      The subsidiary amortizes capital in 30 monthly, once the grace period of 6 months from de date of disbursement.

      This loan is guaranteed by CCU S.A., through a Stand By issued by the Banco del Estado de Chile to Banco de la Nacion Argentina (see Note 34).

c)   On May 26, 2017, the subsidiary CICSA signed a bank loan for a total of 60 million of argentinean pesos, maturing on May 22, 2018.

This loan accrues a fixed interest at an annual rate of 20%. The subsidiary amortizes monthly interest and and capital amortization consists of a single payment at the end of the established term.

      This loan is guaranteed by CCU S.A., through a Stand By issued by the Banco del Estado de Chile in favor of Banco de la Nación Argentina (see Note 34).

d)   On June 26, 2015, the subsidiary CICSA signed a bank loan for a total of 30 million of argentine pesos, maturing on December 26, 2015.

      This loan accrues a fixed interest at an annual rate of 23%. The subsidiary amortizes monthly interest and the capital amortization in 6 monthly.

      On December 26, 2015, this loan was paid.

Banco BBVA Francés S.A. – Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On June 18, 2014, the subsidiary CICSA signed a bank loan with BBVA Bank for a total of 90 million argentinean pesos, maturing on November 18, 2017.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization quarterly.

On November 18, 2017, this loan was paid.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Banco de Galicia y Buenos Aires S.A.; Banco Santander Río S.A.; – Syndicated Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On April 20, 2015, the subsidiary CICSA signed a syndicated bank loan for a total of 150 million argentinean pesos, maturing on April 20, 2018.

On September 15, 2016 the subsidiary signed an addendum to the original contract in order to increase the loan capital to 183.33 million argentinean pesos, modify the interest rate, the maturity and schedule of repayment of capital and dates of payment, being the new maturity on September 15, 2019.

On July 14, 2017, the subsidiary signed a new addendum to the original contract in order to modify the interest rate to fixed interest at an annual nominal rate of 23%. The rest of the conditions remained unchanged.

The proportional participation of banks lenders is as follows:

(a) Banco de Galicia y Buenos Aires S.A., with 91.66 million argentinean pesos of pro rata participation.

(b)  Banco Santander Río, with 91.66 million argentinean pesos of pro rata participation.

This loan accrues interest at an annual rate fixed of 23% whose payment will make monthly. CICSA amortised capital in 24 consecutive and variable monthly installments, once completed the 12-month grace period from the date of signature of the addendum.

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

c)   Maintain at the end of each quarter an indebtedness ratio not higher than 1.5, defined as the ratio Financial Liabilities over the Equity  meaning the Equity at the time of calculation, as it arises from their Financial Statements and in accordance with generally accepted accounting principles in the Republic of Argentina.

d)     Maintain at the end of each quarter a minimum Equity of 600 million of argentinean pesos.

As of December 31, 2017, the Company was in compliance with the financial covenants and specific requirements of this loan.

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

1 EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

In 2004 the Company recognized a ThCh$ 3,108,950 gain for the building portion not leased by the Company, and a
ThCh$ 2,276,677 liability deferred through completion of the building, when the Company recorded the transaction as financial lease.

Subsidiaries: Cervecería Kunstmann S.A. and Finca La Celia S.A.

Type	Institution	Contract Date	Currency type or reset unit	Amount		Number of quotas	Anual Interest (%)
				Contract (Thousands)	Purchase option (UF)
Cervecería Kunstmann S.A.
Land Lote 13F1	Banco del Estado de Chile	11-23-2012	UF	22,341	348	73	4.33
Finca La Celia S.A.
Automotor	Banco Supervielle - Argentina	06-10-2014	ARS	5,151	206	45	17.50
Automotor	Banco Supervielle - Argentina	09-04-2014	ARS	4,908	196	45	17.50
Automotor	Banco Supervielle - Argentina	06-07-2017	ARS	17,820	713	36	17.00

As of December 31, 2017 future payments and the current value of finance lease obligations are detailed as follows:

Lease Minimum Future Payments	As of December 31, 2017
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	354,543	303,780	50,763
3 months to 1 year	1,034,396	908,573	125,823
Over 1 year to 3 years	2,552,580	2,407,417	145,163
Over 3 years to 5 years	2,551,761	2,388,422	163,339
Over 5 years	27,644,377	10,314,590	17,329,787
Total	34,137,657	16,322,782	17,814,875

C)    Bonds Payable

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

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

As of December 31, 2017, the Company was in compliance with the financial covenants required for this public issue.

Series H Bonds – CCU S.A.

On March 23, 2009, under number 573, the Company recorded in the Securities Record the issue of bonds Series H for UF 2 million, with 21 years terms. Emission was placed in the local market on April 2, 2009.  The issuance of the Bond H was UF 2 million  with maturity on March 15, 2030, with a discount amounting to ThCh$ 156,952, and accrues interest at an annual fixed rate of 4.25%, with amortizes interest and capital semi-annually.

By deed dated December 27, 2010 issued in the Notary of Ricardo San Martín Urrejola, under repertoires No. 36446-2010, were amended Issue Contract Series H, in order to update certain references and to adapt to the new IFRS accounting rules.

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

(c)  Maintain at the end of each quarter, assets free of liens for an amount equal to, at least, 1.2, defined as the ratio of Total Assets free of lien and Financial Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Financial Debt free of lien is defined as the sum of lines

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

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

The inflationary risk associated to the interest rate in which this Bond H is exposed, is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company’s hedge strategies see Note 5 and 7.

As of December 31, 2017, the Company was in compliance with the financial covenants required for this public issue.

D) Restriction of subsidiary Viña San Pedro Tarapacá S.A.

The subsidiary Viña San Pedro Tarapacá S.A. must comply with certain financial ratios for certain bank loans referred to in letter A):

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

E) Restriction of CCU S.A.

The Company must comply with the following financial ratios for the loan maintained with Banco del Estado de Chile for an amount of ThCh$ 40,000,000, referred in letter A):

(a)  Maintain at the end of each semester an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Consolidated Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees issued by the Company and its subsidiaries that are cautioned by real guarantees, except as noted in the contract. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

(b)  Maintain a Financial Expense Coverage measured at the end of each semester and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted EBITDA and Finance Costs account. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the costs and expenses.

(c)  Maintain at the end of each semester a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

(d)  Maintain at the end of each semester, assets free of liens for an amount equal to at least 1.2, defined as the ratio of Total Assets free of lien and Finance Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Finance Debt free of lien are defined as the sum of Bank loan, Bonds payable and Lease obligations contained under Note Other financial liabilities.

(e)  To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Ltda. and Embotelladoras Chilenas Unidas S.A.

(f)   Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectolitres a year.

(g)  To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

As of December 31, 2017, the Company was in compliance with the financial covenants required for this loan.

F) Conciliation of finance obligations of Cash Flows

	As of December 31, 2016	Flows			Accrual of interest	Change in foreing currency and unit per adjustment	Others	As of December 31, 2017
		Payments		Acquisitions
		Capital	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	39,079,561	(22,241,073)	(7,146,384)	16,927,169	7,492,719	(3,435,455)	(6,052,791)	24,623,746
Bond payable	3,250,023	-	(3,051,269)	-	3,166,139	52,599	(111,357)	3,306,135
Financial leases obligations	215,950	(1,405,266)	(8,422)	-	1,209,294	948	164,082	176,586
Total others financial liabililities current	42,545,534	(23,646,339)	(10,206,075)	16,927,169	11,868,152	(3,381,908)	(6,000,066)	28,106,467
Non current
Bank borrowings	29,606,398	(844,687)	-	40,850,000	(306,747)	(1,470,924)	6,052,791	73,886,831
Bond payable	70,836,716	(2,668,458)	-	-	-	1,196,997	111,357	69,476,612
Financial leases obligations	17,500,919	(8,962)	-	-	-	292,593	(146,261)	17,638,289
Total others financial liabililities non-current	117,944,033	(3,522,107)	-	40,850,000	(306,747)	18,666	6,017,887	161,001,732
Total others financial liabililities	160,489,567	(27,168,446)	(10,206,075)	57,777,169	11,561,405	(3,363,242)	17,821	189,108,199

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

	As of December 31, 2015	Flows			Accrual of interest	Change in foreing currency and unit per adjustment	Others	As of December 31, 2016
		Payments		Acquisitions
		Capital	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	27,714,998	(24,801,943)	(8,634,001)	19,345,325	8,655,483	(2,648,436)	19,448,135	39,079,561
Bond payable	3,155,239	-	(3,093,163)	-	3,216,241	15,879	(44,173)	3,250,023
Financial leases obligations	321,416	(1,530,851)	-	-	1,205,019	9,427	210,939	215,950
Total others financial liabililities current	31,191,653	(26,332,794)	(11,727,164)	19,345,325	13,076,743	(2,623,130)	19,614,901	42,545,534
Non current
Bank borrowings	48,335,093	(493,181)	-	3,804,384	58,219	(2,649,982)	(19,448,135)	29,606,398
Bond payable	71,352,994	(2,615,542)	-	-	-	2,055,091	44,173	70,836,716
Financial leases obligations	17,238,458	-	-	-	-	473,400	(210,939)	17,500,919
Total others financial liabililities non-current	136,926,545	(3,108,723)	-	3,804,384	58,219	(121,491)	(19,614,901)	117,944,033
Total others financial liabililities	168,118,198	(29,441,517)	(11,727,164)	23,149,709	13,134,962	(2,744,621)	-	160,489,567

	As of December 31, 2014	Flows			Accrual of interest	Change in foreing currency and unit per adjustment	Others	As of December 31, 2015
		Payments		Acquisitions
		Capital	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	49,137,899	(54,611,891)	(10,807,228)	23,358,700	11,212,161	(6,425,775)	15,851,132	27,714,998
Bond payable	3,029,431	(2,525,569)	(3,070,875)	-	3,194,839	118,555	2,408,858	3,155,239
Financial leases obligations	518,140	(1,697,649)	3,197	-	1,177,697	12,462	307,569	321,416
Total others financial liabililities current	52,685,470	(58,835,109)	(13,874,906)	23,358,700	15,584,697	(6,294,758)	18,567,559	31,191,653
Non current
Bank borrowings	46,684,250	(185,132)	-	19,570,689	-	(1,883,582)	(15,851,132)	48,335,093
Bond payable	70,908,208	-	-	-	-	2,853,644	(2,408,858)	71,352,994
Financial leases obligations	16,874,805	-	-	-	-	671,222	(307,569)	17,238,458
Total others financial liabililities non-current	134,467,263	(185,132)	-	19,570,689	-	1,641,284	(18,567,559)	136,926,545
Total others financial liabililities	187,152,733	(59,020,241)	(13,874,906)	42,929,389	15,584,697	(4,653,474)	-	168,118,198

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 22 Trade and other current payables

Trade and other payables are detailed as follows:

	As of December 31, 2017		As of December 31, 2016
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers	224,330,195	-	210,220,910	-
Notes payable	4,707,572	541,783	2,121,497	1,082,898
Withholdings payable	52,643,786	-	47,397,072	-
Total	281,681,553	541,783	259,739,479	1,082,898

Note 23 Provisions

Provisions recorded in the consolidated statement of financial position are detailed as follows:

	As of December 31, 2017		As of December 31, 2016
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Litigation	349,775	950,920	409,164	839,079
Others	-	289,469	-	484,441
Total	349,775	1,240,389	409,164	1,323,520

The changes in provisions are detailed as follows:

	Litigation (1)	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2016	1,343,374	636,584	1,979,958
As of December 31, 2016
Incorporated	551,167	22,219	573,386
Used	(267,704)	(14,173)	(281,877)
Released	(124,336)	(67,271)	(191,607)
Conversion effect	(254,258)	(92,918)	(347,176)
As of December 31, 2016	1,248,243	484,441	1,732,684
As of December 31, 2017
Incorporated	1,028,505	14,386	1,042,891
Used	(652,280)	-	(652,280)
Released	(81,249)	(142,291)	(223,540)
Conversion effect	(242,524)	(67,067)	(309,591)
As of December 31, 2017	1,300,695	289,469	1,590,164

(1)     See Note 34.

The maturities of provisions at December 31, 2017, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	349,775	-	349,775
Between two and five years	445,941	289,469	735,410
Over five years	504,979	-	504,979
Total	1,300,695	289,469	1,590,164

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The maturities of provisions at December 31, 2016, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	409,164	-	409,164
Between two and five years	423,863	484,441	908,304
Over five years	415,216	-	415,216
Total	1,248,243	484,441	1,732,684

Litigation

Significant litigation proceedings which the Company is exposed to at a consolidated level are detailed in
Note 34.

Management believes that based on the development of such proceedings to date, the provisions established on a case by case basis are adequate to cover the possible adverse effects that could arise from these proceedings.

Note 24 Income taxes

Current tax assets

Taxes receivables are detailed as follows:

	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Refundable tax previous year	9,640,567	4,436,810
Taxes under claim (1)	2,141,476	2,141,476
Argentinean tax credits	4,813,614	2,532,114
Monthly provisions	11,155,690	18,860,164
Payment of absorbed profit provision	24,104	75,141
Other credits	1,425,708	1,377,774
Total	29,201,159	29,423,479

(1)   This item includes claims for refund of first category taxes (Provisional payment of absorved profit) for an amount of ThCh$ 968,195 that was presented in April 2014 from the commercial year 2013 and claim to ThCh$ 1,173,281 presented in April 2010 from the commercial year 2009.

Current tax liabilities

Taxes payable are detailed as follows:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Chilean income taxes	18,335,047	7,033,363
Monthly provisional payments	3,970,511	4,365,187
Tax article 21	105,903	68,824
Estimated Argentinean minimum gain subsidiaries taxes	-	339,060
Others	115,173	-
Total	22,526,634	11,806,434

Tax expense

The income tax and deferred tax expense for the years ended as of December 31, 2017, 2016 and 2015, are detailed as follows:

	For the years ended as of December 31,
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Income as per deferred tax related to the origin and reversal of temporary differences	(500,800)	(878,629)	(454,933)
Prior year adjustments	569,212	3,838,136	3,204,656
Effect of change in tax rates	(50,071)	(856,612)	(1,066,964)
Tax benefits (loss)	611,282	(765,292)	248,559
Total deferred tax expense	629,623	1,337,603	1,931,318
Current tax expense	(47,841,130)	(31,285,976)	(48,168,474)
Prior period adjustments	(1,154,469)	(298,010)	(3,877,360)
(Loss) Income from income tax	(48,365,976)	(30,246,383)	(50,114,516)

Deferred taxes related to items charged or credited directly to the Consolidated Statement of Comprehensive Income are detailed as follows:

	For the years ended as of December 31,
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Net income from cash flow hedge	728	(20,648)	(17,563)
Actuarial gains and losses deriving from defined benefit plans	(47,228)	659,198	314,541
Charge to equity	(46,500)	638,550	296,978

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Effective Rate

The Company’s income tax expense as of December 31, 2017, 2016 and 2015 represents 24.59%, 17.80% and 26.23%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the years ended as of December 31,
	2017		2016		2015
	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %
Income before taxes	196,474,395		170,328,270		190,640,106
Income tax using the statutory rate	(50,100,971)	25.50	(40,878,785)	24.00	(42,894,024)	22.50
Adjustments to reach the effective rate
Tax effect of permanent differences, net	4,071,180	(2.10)	10,357,858	(6.10)	(3,202,337)	1.68
Effect of change in tax rate	(50,071)	0.03	(856,612)	0.50	(1,066,964)	0.50
Effect of tax rates in Argentina and Uruguay	(1,700,857)	0.86	(1,308,482)	0.80	(2,278,487)	1.20
Prior year adjustments	(585,257)	0.30	2,439,638	(1.40)	(672,704)	0.35
Income tax, as reported	(48,365,976)	24.59	(30,246,383)	17.80	(50,114,516)	26.23

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Deferred taxes

Deferred tax assets and liabilities included in the Consolidated Financial Statements are detailed as follows:

	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Movement of deferred tax assets
Accounts receivable impairment provision	1,136,789	861,158
Other provisions	17,032,172	11,303,607
Benefits to staff	4,658,962	2,166,999
Inventory impairment provision	401,487	501,275
Severance indemnity	6,133,014	5,990,249
Inventory valuation	2,228,552	2,337,591
Intangibles	229,725	206,616
Other assets	2,672,022	3,536,573
Tax loss carryforwards	5,858,606	4,960,567
Total assets from deferred taxes	40,351,329	31,864,635

Deferred taxes liabilities
Property, plant and equipment depreciation	45,380,381	37,536,881
Agricultural operation expenses	7,130,896	5,698,674
Manufacturing indirect activation costs	5,258,290	4,865,509
Intangibles	11,736,406	12,351,442
Land	23,313,756	24,685,250
Other liabilities	1,530,382	1,677,702
Total liabilities from deferred taxes	94,350,111	86,815,458
Total	(53,998,782)	(54,950,823)

No deferred taxes have been recorded for temporary differences between the taxes and accounting value generated by investments in subsidiaries; consequently deferred tax is not recognized for the translation adjustments or investments in joint ventures and associates.

In accordance with current tax laws in Chile, tax losses do not expire and can be applied indefinitely. Argentina, Uruguay and Paraguay tax losses expire after 5 years.

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

Additionaly, in Argentina a Tax Reform was approved by the government, which, amongst other measures, increases the excise tax on several beverages, including beer from 8% to 14% on the producer price, that applies as of March 1st, 2018, and also gradually reduces for the reporting year 2018 the corporate income tax rate from 35% to 25% (30% for the year 2018 and 2019, and 25% as the year 2020). The effects as of December 31st, 2017 were recognized, without affecting significantly the Consolidated Financial Statements. Additionally, on earnings distributed as dividends a retention will apply that will gradually increase from 0% to 13% (7% for the year 2018 and 2019, and 13% as the year 2020), applicable as of the reporting results 2018.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Changes in deferred tax assets are detailed as follows:

Movement of deferred tax assets	ThCh$
As of January 1, 2016	(55,708,250)
Increase in joint operation	(1,514,955)
Increase by business combination	(25,507)
Deferred Tax Losses Tax absorption	(178,473)
Deferred taxes from tax loss carry forwards absortion	1,337,603
Conversion effect	245,227
Deferred taxes against equity	638,550
Other deferred movements taxes	254,982
Change	757,427
As of December 31, 2016	(54,950,823)

As of January 1, 2017
Deferred Tax Losses Tax absorption	(199,082)
Deferred taxes from tax loss carry forwards absortion	629,622
Conversion effect	461,402
Other deferred movements taxes	60,099
Change	952,041
As of December 31, 2017	(53,998,782)

Note 25 Employee Benefits

The Company grants short term and employment termination benefits as part of its compensation policies.

The Parent Company and its subsidiaries have collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

▪  Short-term benefits are generally based on combined plans or agreements, designed to compensate benefits received, such as paid vacation, annual performance bonuses and compensation through annuities.

▪  Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labour relationship, be it by voluntary resignation or death of personnel hired.

The cost of such benefits is charged against income, in the “Personnel Expense” item.

As of December 31, 2017 and 2016, the total staff benefits recorded in the Consolidated Statement of Financial Position is detaileds as follows:

Employees’ Benefits	As of December 31, 2017		As of December 31, 2016
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Short term benefits	26,050,387	-	22,517,220	-
Employment termination benefits	182,106	23,517,009	321,008	21,832,415
Total	26,232,493	23,517,009	22,838,228	21,832,415

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Employees’ Bonuses

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation. Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

The total short-term benefits recorded in the Consolidated Statement of Financial Position are detailed as follows:

Short-Term Employees’ Benefits	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Vacation	9,932,727	9,405,040
Bonus and compensation	16,117,660	13,112,180
Total	26,050,387	22,517,220

The Company records staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds. The discount rate in Chile was 5.96% (5.52% in 2016) and in Argentina 24.55% (31.88% in 2016).

The obligation recorded for severance indemnity is detailed as follows:

Severance Indemnity	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Current	182,106	321,008
Non-current	23,517,009	21,832,415
Total	23,699,115	22,153,423

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The change in the severance indemnity is detailed as follows:

Severance Indemnity	ThCh$
Balance as of January 1, 2016	19,043,559
Current cost of service	1,650,484
Interest cost	1,702,662
Actuarial (Gain) losses	2,342,336
Paid-up benefits	(2,490,851)
Past service cost	342,039
Conversion effect	(670,709)
Others	233,903
Movements of the year	3,109,864
As of December 31, 2016	22,153,423
Current cost of service	1,942,099
Interest cost	1,850,598
Actuarial (Gain) losses	(99,357)
Paid-up benefits	(1,934,587)
Past service cost	604,337
Conversion effect	(694,189)
Others	(123,209)
Movements of the year	1,545,692
As of December 31, 2017	23,699,115

The figures recorded in the Consolidated Statement of Income, are detailed as follows:

Expense recognized for severance indemnity	For the years ended as of December 31,
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Current cost of service	1,942,099	1,650,484	1,023,969
Past service cost	604,337	342,039	131,204
Accrued paid benefit	6,023,869	7,851,201	4,377,570
Other	269,377	1,114,112	646,502
Total expense recognized in Consolidated Statement of Income	8,839,682	10,957,836	6,179,245

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Actuarial Assumptions

As mentioned in Note 2.20 – Employees’ Benefits, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation are detailed as follows:

Actuarial Assumptions			Chile		Argentina
			As of December 31,		As of December 31,
			2017	2016	2017	2016
Mortality table			RV-2014	RV-2014	Gam '83	Gam '83
Annual interest rate			5.96%	5.52%	24.55%	31.88%
Voluntary employee turnover rate			1.90%	1.90%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Company’s needs rotation rate			5.30%	5.30%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Salary increase (*)			3.70%	3.70%	18.68%	26.25%
Estimated retirement age for (*)	Officers		60	60	60	60
	Other	Male	65	65	65	65
		Female	60	60	60	60

 (*) Average of the Company.

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1 percent on the discount rate:

Sensitivity Analysis	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	1,457,410	1,421,484
1% decrease in the Discount Rate (Loss)	(1,684,968)	(1,649,255)

Personnel expense

The amounts recorded in the Consolidated Statement of Income are detailed as follows:

Personal expense	For the years ended as of December 31,
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Salaries	151,944,702	145,766,757	138,359,074
Employees’ short-term benefits	27,588,955	23,189,206	24,693,325
Employments termination benefits	8,839,682	10,957,836	6,179,245
Other staff expense	32,485,170	30,971,754	28,683,507
Total (1)	220,858,509	210,885,553	197,915,151

(1) See Note 29.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 26 Other non-financial liabilities

The total Other non-financial liabilities are detailed as follows:

	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Parent dividend provisioned by the board	25,865,201	24,387,190
Parent dividend provisioned according to policy	38,938,475	34,841,553
Outstanding parent dividends	709,790	915,585
Subsidiaries dividends according to policy	8,758,691	11,192,210
Others	26,142	33,434
Total	74,298,299	71,369,972
Current	74,298,299	71,369,972
Total	74,298,299	71,369,972

Note 27 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of December 31, 2017 and December 31, 2016, the Company’s capital shows a balance of ThCh$ 562,693,346, divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaíso Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Deposcitary Shares), with an equivalence of two shares per ADS (See Note 1).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as of December 31, 2017 and 2016 and 2015.

Capital Management

The main purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Consolidated Statement of Comprehensive Income

Comprehensive income and expenses are detailed as follows:

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	(5,661)	728	(4,933)
Conversion differences of subsidiaries abroad	(34,786,480)	-	(34,786,480)
Reserve of Actuarial gains and losses on defined benefit plans (1)	19,669	(47,228)	(27,559)
Total comprehensive income As of December 31, 2017	(34,772,472)	(46,500)	(34,818,972)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	84,962	(20,648)	64,314
Conversion differences of subsidiaries abroad	(27,280,176)	-	(27,280,176)
Reserve of Actuarial gains and losses on defined benefit plans (1)	(2,355,384)	659,198	(1,696,186)
Total comprehensive income As of December 31, 2016	(29,550,598)	638,550	(28,912,048)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	80,693	(17,563)	63,130
Conversion differences of subsidiaries abroad	(29,678,944)	-	(29,678,944)
Reserve of Actuarial gains and losses on defined benefit plans (1)	(939,433)	314,541	(624,892)
Total comprehensive income As of December 31, 2015	(30,537,684)	296,978	(30,240,706)

(1)   These concepts will be reclassified to the Statement of Income when its settled.

The movement of comprehensive income and expense is detailed as follows:

a)    As of December 31, 2017:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves
	ThCh$	ThCh$	ThCh$	ThCh$
Increase (Decrease)	(34,786,480)	(5,661)	19,669	(34,772,472)
Deferred taxes	-	728	(47,228)	(46,500)
Total changes in equity	(34,786,480)	(4,933)	(27,559)	(34,818,972)
Equity holders of the parent	(32,982,829)	(10,837)	(32,794)	(33,026,460)
Non-controlling interests	(1,803,651)	5,904	5,235	(1,792,512)
Total changes in equity	(34,786,480)	(4,933)	(27,559)	(34,818,972)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

b)    As of December 31, 2016:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves
	ThCh$	ThCh$	ThCh$	ThCh$
Increase (Decrease)	(27,280,176)	(399,559)	(2,355,384)	(30,035,119)
Deferred taxes	-	89,983	659,198	749,181
Reclassification to the result by function	-	484,521	-	484,521
Reclassification of deferred taxes related to other reserves	-	(110,631)	-	(110,631)
Total changes in equity	(27,280,176)	64,314	(1,696,186)	(28,912,048)
Equity holders of the parent	(25,123,546)	41,607	(1,623,299)	(26,705,238)
Non-controlling interests	(2,156,630)	22,707	(72,887)	(2,206,810)
Total changes in equity	(27,280,176)	64,314	(1,696,186)	(28,912,048)

c)     As of December 31, 2015:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves
	ThCh$	ThCh$	ThCh$	ThCh$
Increase (Decrease)	(29,678,944)	593,992	(939,433)	(30,024,385)
Deferred taxes	-	(145,800)	314,541	168,741
Reclassification to the result by function	-	(513,299)	-	(513,299)
Reclassification of deferred taxes related to other reserves	-	128,237	-	128,237
Total changes in equity	(29,678,944)	63,130	(624,892)	(30,240,706)
Equity holders of the parent	(27,652,528)	40,844	(589,731)	(28,201,415)
Non-controlling interests	(2,026,416)	22,286	(35,161)	(2,039,291)
Total changes in equity	(29,678,944)	63,130	(624,892)	(30,240,706)

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

The information used for the calculation of the income as per each basic and diluted share is as follows:

Income per share	For the years ended as of December 31,
	2017	2016	2015
Equity holders of the controlling company (ThCh$)	129,607,353	118,457,488	120,808,135
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Basic income per share (in Chilean pesos)	350.76	320.59	326.95
Equity holders of the controlling company (ThCh$)	129,607,353	118,457,488	120,808,135
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Diluted income per share (in Chilean pesos)	350.76	320.59	326.95

As of December 31, 2017, 2016 and 2015, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Distributable net Income

In accordance with Circular No 1945 from the CMF on November 4, 2009, the Board of Directors agreed that the net distributable income for the year 2009 will be that reflected in the financial statements attributable to equity holders of the parents, without adjusting it. The above agreement remains in effect for the year ended December 31, 2017.

Dividends

The Company’s dividends policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of December 31, 2017, 2016 and 2015, the Company has distributed the following dividends:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share ($)	Related to FY
248	01-09-2015	Interim	63.0000	2014
249	04-23-2015	Final	98.78138	2014
250	01-08-2016	Interim	66.0000	2015
251	04-22-2016	Final	97.47388	2015
252	01-06-2017	Interim	66.0000	2016
253	04-26-2017	Final	110.32236	2016
254	01-05-2018	Interim	70.0000	2017

On December 2, 2014, at the Ordinary Board Director Meeting it was agreed to pay the interim Dividend No. 248, amounting to ThCh$ 23,278,681 corresponding to $ 63 per share. This dividend was paid on January 9, 2015.

On April 15, 2015, at the Shareholders Meeting it was agreed to pay the final Dividend No. 249, amounting to ThCh$ 36,500,004 corresponding to $ 98.78138 per share. This dividend was paid on April 23, 2015.

On December 1, 2015, at the Ordinary Board Director Meeting it was agreed to pay the interim Dividend No. 250, amounting to ThCh$ 24,387,190 corresponding to $ 66 per share. This dividend was paid on January 8, 2016.

On April 13, 2016, at the Shareholders Meeting it was agreed to pay the final Dividend No. 251, amounting to ThCh$ 36,016,878 corresponding to $ 97.47388 per share. This dividend was paid on April 22, 2016.

On December 6, 2016, at the Ordinary Board Director Meeting it was agreed to pay the interim Dividend No. 252, amounting to ThCh$ 24,387,190 corresponding to $ 66 per share. This dividend was paid on January 6, 2017.

On April 12, 2017, at the Shareholders Meeting it was agreed to pay the final Dividend No. 253, amounting to ThCh$ 40,764,427 corresponding to the 34.41% of Net income attibutable to Equity holders of the parent, equivalent to $ 110.32236 per share. This dividend was paid on April 26, 2017.

On December 6, 2017, at the Ordinary Board Director Meeting it was agreed to pay the interim Dividend No. 254, amounting to ThCh$ 25,865,201 corresponding to $ 70 per share. This dividend was paid on January 5, 2018.

Other Reserves

The reserves that are a part of the Company’s equity are as follows:

Currency Translation Reserves: This reserve originated mainly from the translation of foreign subsidiaries’ financial statements which functional currency is different from the presentation currency of the Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

As of December 31, 2017, 2016 and 2015, it amounts to a negative reserve of ThCh$ 153,541,761,  ThCh$ 120,558,932 and ThCh$ 95,435,386 respectively.

Hedge reserve: This reserve originated from the hedge accounting application of financial liabilities. The reserve is reversed at the end of the hedge agreement, or when the transaction ceases qualifying hedge accounting, whichever is first. The reserve effects are transferred to income. As of December 31, 2017, 2016 and 2015, it amounts to a positive reserve of ThCh$ 28,244, ThCh$ 39,081 and a negative reserve of ThCh$ 2,526 in 2015, respectively, net of deferred taxes.

Actuarial gains and losses on defined benefit plans reserves: As of December 31, 2017, 2016 and 2015 the amount recorded is a negative reserve of ThCh$ 3,958,511, ThCh$ 3,925,717  and ThCh$ 2,302,418  in 2015, respectively, net of deferred taxes.

Other reserves: As of December 31, 2017, 2016 and 2015 the amount is a negative reserve of ThCh$ 20,603,251, ThCh$ 18,527,810 and ThCh$ 5,486,086, respectively. Such reserves relate mainly to the following concepts:

-              Adjustment due to re-assessment of fixed assets carried out in 1979 (increased ofr ThCh$ 4,087,396).

-              Price level restatement of paid-up capital registered as of December 31, 2008, according to CMF Circular Letter Nª456 (decreased for ThCh$ 17,615,333).

-              Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (decreased for ThCh$ 9,779,475).

-              Difference in purchase of shares of the subsidiary Manantial S.A. made during year 2016 (decreased for
ThCh$ 7,801,153).

-              Difference in purchase of shares of the Alimentos Nutrabien S.A. made during year 2016 (decreased for
ThCh$ 5,426,209).

-              Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2017 (decreased for ThCh$ 2,075,441).

Note 28 Non-controlling Interests

Non-controlling Interests are detailed as follows:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

a.   Equity

Equity	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	72,189,322	75,092,267
Bebidas del Paraguay S.A.	17,624,239	18,191,399
Aguas CCU-Nestlé Chile S.A.	20,347,714	16,440,129
Cervecería Kunstmann S.A.	6,684,320	5,740,305
Compañía Pisquera de Chile S.A.	4,898,600	4,717,811
Saenz Briones & Cía. S.A.I.C.	680,303	799,111
Distribuidora del Paraguay S.A.	2,806,825	2,197,241
Other	520,228	179,300
Total	125,751,551	123,357,563

b.   Result

	For the years ended as of December 31,
Result	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	7,814,358	8,377,672	7,052,867
Viña San Pedro Tarapacá S.A.	6,223,423	9,887,477	9,182,843
Cervecería Kunstmann S.A.	1,979,976	1,636,906	1,267,335
Manantial S.A.	-	-	861,072
Compañía Pisquera de Chile S.A.	954,046	790,152	592,506
Saenz Briones & Cía. S.A.I.C.	33,027	11,184	128,407
Distribuidora del Paraguay S.A.	906,728	255,683	1,144,911
Bebidas del Paraguay S.A.	580,406	576,986	(486,790)
Los Huemules S.R.L.	-	-	(45,370)
Other	9,102	88,339	19,674
Total	18,501,066	21,624,399	19,717,455

c.     The Summarized financial information of non controlling interest is detailed as follows:

	As of December 31, 2017	As of December 31, 2016

	ThCh$	ThCh$
Assets and Liabilities
Current assets	610,476,810	610,165,755
Non-currente assets	746,352,848	716,889,536
Current liabilities	337,171,241	368,293,544
Non-current liabilities	159,841,007	146,234,462

Dividends paid	10,150,528	9,803,978

The main significant Non-controlling interest is represented by Viña San Pedro Tarapacá S.A. with the following balances:

	As of December 31, 2017	As of December 31, 2016

Assets and Liabilities

	ThCh$	ThCh$
Assets and Liabilities
Current assets	141,114,944	145,866,023
Non-currente assets	174,184,006	171,099,295
Current liabilities	63,872,711	70,351,438
Non-current liabilities	31,221,369	33,795,671

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

	For the years ended as of December 31,
Result	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Net sales	204,453,782	201,402,052	189,515,048
Net income of year	17,715,119	28,021,996	26,025,149

Dividends paid by Viña San Pedro Tarapacá S.A. amounted to ThCh$ 13,602,317, ThCh$ 17,682,375 and ThCh$ 13,474,959, for the years ended December 31, 2017, 2016 and 2015, respectively.

Note 29 Nature of cost and expense

Operational cost and expenses grouped by nature are detailed as follows:

	For the years ended as of December 31,
Costs and expenses by nature	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Direct cost	586,223,676	540,692,964	485,391,583
Personnel expense (1)	220,858,509	210,885,553	197,915,151
Transportation and distribution	235,265,049	230,047,942	234,431,464
Advertising and promotion	129,603,036	105,938,586	117,921,841
Other expenses	117,992,179	104,455,411	100,872,027
Depreciation and amortization	92,199,504	83,528,045	81,566,802
Materials and maintenance	46,172,647	47,102,582	43,093,939
Energy	25,940,847	24,444,163	25,178,032
Leases	15,929,047	16,294,896	13,641,122
Total	1,470,184,494	1,363,390,142	1,300,011,961

(1)   See Note 25 Employee benefits.

Note 30 Other income by function

Other income by function is detailed as follows:

Other income by function	For the years ended as of December 31,
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Sales of fixed assets	1,641,317	2,605,720	3,035,889
Lease expense	535,555	382,934	299,336
Sale of glass	1,334,123	549,787	672,203
Claims recovery	761,290	589,396	36,582
Other	2,445,617	1,016,317	2,533,234
Total	6,717,902	5,144,154	6,577,244

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 31 Other Gains (Losses)

Other gains (losses) items are detailed as follows:

Other gain and (loss)	For the years ended as of December 31,
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Results derivative contracts (1)	(8,010,204)	(10,134,414)	9,839,675
Marketable securities to fair value	293,413	84,133	36,280
Other	-	1,704,374	(1,363,955)
Total	(7,716,791)	(8,345,907)	8,512,000

(1)   Under this concept the Company (payment) or received cash flows amounting to ThCh$ 11,391,103 (payment), ThCh$ 9,698,871 (payment) and ThCh$ 5,419,700 received, corresponding to 2017, 2016 and 2015, respectively, and these were recorded in the Consolidated Cash Flow Statement, under Operational activities, in line item Other cash movements.

Note 32 Financial results

The financial results composition is detailed as follows:

Financial results	For the years ended as of December 31,
	2017	2016	2015
	ThCh$	ThCh$	ThCh$
Finance income	5,050,952	5,680,068	7,845,743
Finance costs	(24,166,313)	(20,307,238)	(23,101,329)
Foreign currency exchange differences	(2,563,019)	456,995	957,565
Result as per adjustment units	(110,539)	(2,246,846)	(3,282,736)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 33 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	170,044,602	134,033,183
CLP	137,686,421	117,467,571
USD	5,178,619	8,458,621
Euros	182,966	786,887
ARS	17,983,303	2,388,743
UYU	718,348	1,136,783
PYG	7,758,211	3,291,550
Others currencies	536,734	503,028
Other financial assets	10,724,196	8,406,491
CLP	1,669,678	548,700
USD	8,992,300	7,604,996
Euros	44,126	160,875
PYG	-	80,846
Others currencies	18,092	11,074
Other non-financial assets	15,834,225	15,861,294
CLP	11,758,075	11,994,895
UF	275,568	139,776
USD	791,191	683,933
Euros	173,165	85,753
ARS	2,593,125	2,641,862
UYU	37,956	86,842
PYG	205,145	228,233
Trade and other current receivables	286,213,598	280,788,133
CLP	183,758,319	179,861,356
UF	138,261	676,843
USD	27,810,990	24,451,001
Euros	9,326,882	7,025,446
ARS	54,194,474	56,347,636
UYU	4,372,909	5,304,719
PYG	5,495,532	5,864,471
Others currencies	1,116,231	1,256,661
Accounts receivable from related parties	5,810,764	3,536,135
CLP	5,652,643	3,373,508
UF	109,120	107,162
USD	40,039	43,155
PYG	8,962	12,310
Inventories	201,987,891	199,311,538
CLP	166,761,797	168,749,946
USD	374,473	287,776
Euros	17,363	25,634
ARS	27,356,020	25,104,485
UYU	1,966,752	1,590,709
PYG	5,511,486	3,552,988
Biological assets	8,157,688	7,948,379
CLP	7,666,639	7,370,852
ARS	491,049	577,527
Current tax assets	29,201,159	29,423,479
CLP	22,581,084	26,525,628
ARS	6,620,075	2,897,851
Non-current assets of disposal groups classified as held for sale	2,305,711	2,377,887
CLP	2,046,178	2,046,179
ARS	259,533	331,708
Total current assets	730,279,834	681,686,519

CLP	539,580,834	517,938,635
UF	522,949	923,781
USD	43,187,612	41,529,482
Euros	9,744,502	8,084,595
ARS	109,497,579	90,289,812
UYU	7,095,965	8,119,053
PYG	18,979,336	13,030,398
Others currencies	1,671,057	1,770,763
Total current assets by currencies	730,279,834	681,686,519

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Non-current assets
Other financial assets	1,918,191	203,784
UF	1,918,191	-
Euros	-	203,784
Trade and other non-current receivables	3,330,606	3,563,797
CLP	190,015	35,391
UF	2,452,475	2,936,552
ARS	688,116	426,311
PYG	-	165,543
Other non-financial assets	5,431,635	4,727,722
CLP	3,493,654	2,535,650
USD	664,290	669,470
ARS	1,258,949	1,519,236
PYG	14,742	3,366
Accounts receivable from related parties	258,471	356,665
UF	258,471	356,665
Investments accounted for using the equity method	99,270,280	64,404,946
CLP	26,782,445	28,556,091
USD	72,128,873	35,449,038
ARS	358,962	399,817
Intangible assets other than goodwill	77,032,480	77,934,155
CLP	65,914,305	64,981,853
ARS	4,385,112	5,508,504
UYU	2,975,596	3,247,094
PYG	3,757,467	4,196,704
Goodwill	94,617,474	96,926,551
CLP	76,119,432	76,646,071
USD	12,853,153	13,402,038
ARS	5,381,779	6,878,442
PYG	263,110	-
Property, plant and equipment (net)	917,913,428	904,104,722
CLP	808,313,408	787,734,139
USD	1,681	26,072
Euros	94,776	971,382
ARS	78,183,157	82,920,719
UYU	14,739,411	15,436,334
PYG	16,580,995	17,016,076
Investment property	5,825,359	6,253,827
CLP	4,862,410	5,015,603
ARS	962,949	1,238,224
Deferred tax assets	40,351,329	31,864,635
CLP	36,530,783	29,547,881
ARS	3,601,765	2,108,426
UYU	180,761	156,714
PYG	38,020	51,614
Total non-current assets	1,245,949,253	1,190,340,804

CLP	1,022,206,452	995,052,679
UF	4,629,137	3,293,217
USD	85,647,997	49,546,618
Euros	94,776	1,175,166
ARS	94,820,789	100,999,679
UYU	17,895,768	18,840,142
PYG	20,654,334	21,433,303
Total non-current assets by currencies	1,245,949,253	1,190,340,804

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of December 31, 2017		As of December 31, 2016
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	16,761,881	36,829,777	19,600,116	47,079,817
CLP	1,621,976	17,844,529	1,097,815	39,944,625
UF	823,223	2,798,184	740,814	2,843,982
USD	10,096,603	10,571,414	11,280,437	388,874
Euros	694,056	355,650	523,079	-
ARS	3,122,166	4,971,531	5,542,674	3,263,782
UYI	403,857	288,469	406,353	638,554
Others currencies	-	-	8,944	-
Trade and other current payables	280,932,266	749,287	258,298,853	1,440,626
CLP	169,971,096	-	166,920,713	303,060
UF	5,847	-	30,798	-
USD	34,814,603	498,752	18,281,460	937,822
Euros	6,030,900	250,535	8,160,258	-
ARS	65,677,731	-	59,603,954	-
UYU	1,978,456	-	3,309,074	-
PYG	2,179,652	-	1,638,181	199,744
Others currencies	273,981	-	354,415	-
Accounts payable to related parties	10,069,043	-	9,530,071	-
CLP	4,616,727	-	5,329,217	-
USD	2,785,193	-	2,196	-
Euros	1,416,055	-	4,197,020	-
PYG	1,251,068	-	1,638	-
Other current provisions	297,500	52,275	339,072	70,092
CLP	-	52,275	-	70,092
ARS	297,500	-	339,072	-
Current tax liabilities	18,162,016	4,364,618	7,544,398	4,262,036
CLP	5,663,732	4,364,618	5,316,283	4,262,036
USD	-	-	22,183	-
ARS	12,383,112	-	1,966,866	-
UYU	115,172	-	239,066	-
Provisions for employee benefits	25,751,992	480,501	22,255,693	582,535
CLP	17,619,085	480,501	16,579,716	582,535
ARS	7,521,224	-	5,367,378	-
UYU	335,454	-	308,599	-
PYG	276,229	-	-	-
Other non-financial liabilities	25,891,422	48,406,877	24,421,940	46,948,032
CLP	25,865,201	48,406,877	24,388,426	46,948,032
ARS	26,221	-	33,514	-
Total current liabilities	377,866,120	90,883,335	341,990,143	100,383,138

CLP	225,357,817	71,148,800	219,632,170	92,110,380
UF	829,070	2,798,184	771,612	2,843,982
USD	47,696,399	11,070,166	29,586,276	1,326,696
Euros	8,141,011	606,185	12,880,357	-
ARS	89,027,954	4,971,531	72,853,458	3,263,782
UYU	2,429,082	-	3,856,739	-
PYG	3,706,949	-	1,639,819	199,744
UYI	403,857	288,469	406,353	638,554
Others currencies	273,981	-	363,359	-
Total current liabilities by currency	377,866,120	90,883,335	341,990,143	100,383,138

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of December 31, 2017			As of December 31, 2016
	More than 1 year until 3 years	More than 3 year until 5 years	Over 5 years	More than 1 year until 3 years	More than 3 year until 5 years	Over 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Other financial liabilities	30,868,247	70,976,079	59,157,406	36,676,882	15,610,067	65,657,084
CLP	5,332,817	55,750,482	-	5,320,385	626,411	-
UF	22,924,023	15,225,597	59,157,406	17,811,112	14,983,656	65,657,084
USD	-	-	-	5,269,733	-	-
ARS	2,611,407	-	-	7,579,047	-	-
UYI	-	-	-	696,605	-	-
Trade and other non-current payables	541,783	-	-	1,082,898	-	-
CLP	404,081	-	-	808,160	-	-
UF	7,068	-	-	6,950	-	-
USD	130,634	-	-	267,788	-	-
Other non- current provisions	735,410	-	504,979	507,259	401,054	415,207
CLP	57,252	-	-	-	49,996	-
ARS	544,254	-	504,979	258,278	351,058	415,207
UYU	133,904	-	-	248,981	-	-
Deferred tax liabilities	27,074,149	9,333,081	57,942,881	26,487,686	7,963,522	52,364,250
CLP	26,303,193	8,892,998	53,811,477	26,183,335	7,767,522	48,824,727
ARS	735,208	431,503	2,703,872	287,582	191,721	2,048,919
UYU	-	-	989,517	-	-	1,040,704
PYG	35,748	8,580	438,015	16,769	4,279	449,900
Provisions employee benefits	301,903	-	23,215,106	335,925	-	21,496,490
CLP	-	-	20,052,918	-	-	18,481,842
ARS	-	-	3,162,188	-	-	3,014,648
PYG	301,903	-	-	335,925	-	-
Total non-current liabilities	59,521,492	80,309,160	140,820,372	65,090,650	23,974,643	139,933,031

CLP	32,097,343	64,643,480	73,864,395	32,311,880	8,443,929	67,306,569
UF	22,931,091	15,225,597	59,157,406	17,818,062	14,983,656	65,657,084
USD	130,634	-	-	5,537,521	-	-
ARS	3,890,869	431,503	6,371,039	8,124,907	542,779	5,478,774
UYU	133,904	-	989,517	248,981	-	1,040,704
PYG	337,651	8,580	438,015	352,694	4,279	449,900
UYI	-	-	-	696,605	-	-
Total non-current liabilities by currency	59,521,492	80,309,160	140,820,372	65,090,650	23,974,643	139,933,031

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 34 Contingencies and Commitments

Operating lease agreements

The total amount of the Company’s obligations with third parties relating to lease operating and services agreements that can not be terminated is detailed as follows:

Lease operating and services agreements not to be terminated	As of December 31, 2017
ThCh$
Within 1 year	76,034,131
Between 1 and 5 years	114,491,827
Over 5 years	58,866,710
Total	249,392,668

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of December 31, 2017 is detailed as follows:

Purchase and supply agreements	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	161,359,622	15,331,741
Between 1 and 5 years	339,156,393	14,983,613
Over 5 years	37,054,453	95,823
Total	537,570,468	30,411,177

Capital investment commitments

As of December 31, 2017, the Company had capital investment commitments related to Property, Plant and Equipment and Intangibles (software) for approximately ThCh$ 46,613,721.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000. Those losses contingencies for which an estimate cannot be made have been also considered.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Trials and claim

Subsidiary	Court	Number	Description	Status	Estimated accrued loss contingency
Viña Tarapacá Ex Zavala, Viña Misiones de Rengo S.A.	14th Civil Court of Santiago	28869-2007	Breach of contract.	Appeal of first instance verdict.	ThCh$ 50,000
Comercial CCU S.A.	Labour Court of Osorno	O-88-2017	Labor trial for layoff.	Appeal of first instance verdict.	ThCh$ 52,275
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina	-	Labor trial for layoff.	Pleading phase.	US$ 32,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina	-	Intempestive breach of distribution contract	Execution is pending.	US$ 74,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina	-	Labor trial for layoff.	Execution is pending.	US$ 41,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina	-	Labor trial for layoff.	On evidentiary phase.	US$ 53,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina	-	Labor trial for layoff.	Pleading phase.	US$ 56,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina	-	Labor trial for layoff.	Pleading phase.	US$ 56,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina	-	Labor trial for layoff.	Pleading phase.	US$ 42,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina	-	Labor trial for layoff.	On evidentiary phase.	US$ 42,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina	-	Labor trial for layoff.	Pleading phase.	US$ 59,000
Compañía Industrial Cervecera S.A. (CICSA)	-	-	City Council´s Administrative Claim related to advertising and publicity fees.	The process is in pre-trial administrative phase.	US$ 484,000

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Subsidiary	Court	Number	Description	Status	Estimated accrued loss contingency
Saenz Briones & Cía. S.A.I.C.	Court of first instance in Argentina	-	Labor trial for layoff.	On evidentiary phase.	US$ 64,000
Saenz Briones & Cía. S.A.I.C.	Court of first instance in Argentina	-	Labor trial for layoff.	On evidentiary phase.	US$ 91,000
Saenz Briones & Cía. S.A.I.C.	Court of first instance in Argentina	-	Labor trial for layoff.	On evidentiary phase.	US$ 87,000
Saenz Briones & Cía. S.A.I.C.	Court of first instance in Argentina	-	Labor trial for layoff.	On evidentiary phase.	US$ 55,000

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 1,300,695 and ThCh$ 1,248,243, as of December 31, 2017 and 2016, respectively (See Note 23).

Tax processes

At the date of issue of these consolidated financial statements, there is no tax litigation that involves significant passive or taxes in claim different to mentioned in Note 24.

Guarantees

As of December 31, 2017, CCU and its subsidiaries have not granted direct guarantees as part of their usual financing operations. However, indirect guarantees have been constituted, in the form of stand-by and general security product of financing. The main terms of the indirect guarantees constituted are detailed below:

The loan obtained by the subsidiary CICSA in Argentina, as described in Note 21, is guaranteed by CCU S.A. through a stand- by unrestricted issued by Banco del Estado de Chile:

Institution	Amount	Due date
Banco de la Nación Argentina S.A.	US$ 7,000,000	December 31, 2018

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The subsidiary Finca La Celia S.A. maintains financial debt with local banks in Argentina, guaranteed by VSPT through stand-by letters issued by Banco del Estado de Chile and they are within the financing policy framework approved by VSPT Board of Directors, according to the following detail:

Institution	Amount	Due date
Banco Santander Río	US$ 1,100,000	February 20, 2018
Banco BBVA Francés	US$ 1,500,000	June 30, 2018
Banco San Juan	US$ 1,200,000	June 30, 2018
Banco Patagonia	US$ 1,600,000	June 30, 2018
Banco Patagonia	US$ 1,600,000	July 7, 2021

Note 35 Environment

Distribution of CCU´s main environmental costs in the Industrial Units, accumulated to December 2017:

-       Industrial Waste Water Treatment (IWWT): 50.8%

These expenses are mainly related to the maintenance and control of the respective Industrial Waste Water Treatment Plants (IWWT).

-       Solid Industrial Residues (SIR): 36.4%

These expenses are related to the handling and disposal of Solid Industrial Residues (SIR), including hazardous Waste (ResPel) and valorisation of recyclable residues.

-       Gas Emission Expenses: 0.7%

These expenses are related to the calibration and verification of monitoring and operational instrumentation of stationary sources (mainly industrial boilers and electric generators) and their respective emissions, in order to provide compliance to rules and central and local government regulations.

-       Other Environmental Expenses: 12.1%

These expenses are related to the verification and compliance of Food Safety, Environmental Management and Operational Health & Safety Management Standards (ISO 22000, ISO 14001 and ISO 18001 OHSAS respectively) in CCU´s industrial sites and distribution centers, which are in different stages of implementation and certification. The implementation and certification of those three standards is a corporate goal of CCU.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The main expenses of each year, detailed by project, are the following:

Company that made the disbursement	Project	Expenses	For the years ended as of December 31,
			2017	2016	2015
			ThCh$	ThCh$	ThCh$
Cervecera CCU Chile Ltda.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	1,388,954	1,319,489	1,160,516
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	641,683	666,781	607,091
	Gases	Management of atmospheric emissions.	16,687	21,655	26,031
	Others	Management of internal and external regulatory compliance.	236,910	233,364	173,115
CCU Argentina S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	930,683	820,999	1,089,788
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	527,248	560,710	602,247
	Gases	Management of atmospheric emissions.	8,925	21,847	2,857
	Others	Management of internal and external regulatory compliance.	201,726	141,379	167,668
Cervecería Kunstmann S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	98,614	86,515	87,069
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	36,292	40,150	10,633
	Others	Management of internal and external regulatory compliance.	37,623	45,876	45,781
Compañía Pisquera de Chile S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	207,922	237,994	224,045
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	55,341	43,059	78,746
	Others	Management of internal and external regulatory compliance.	14,280	12,582	15,628
Transportes CCU Ltda.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	-	9,792	18,687
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	388,198	288,856	196,114
	Gases	Management of atmospheric emissions.	7,544	13,356	17,297
	Others	Management of internal and external regulatory compliance.	155,951	141,138	130,044
VSPT S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	417,134	454,828	381,893
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	202,204	165,697	172,089
	Others	Management of internal and external regulatory compliance.	21,916	10,916	5,227
Embotelladoras Chilenas Unidas S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	653,910	593,414	665,990
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	623,732	421,771	53,539
	Gases	Management of atmospheric emissions	16,400	14,305	10,233
	Others	Management of internal and external regulatory compliance.	119,226	156,295	96,019
Aguas CCU-Nestlé Chile S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	19,453	35,550	29,057
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	10,818	3,910	3,661
	Gases	Management of atmospheric emissions	400	-	-
	Others	Management of internal and external regulatory compliance.	67,023	69,330	50,904
Fàbrica de Envases Plàsticos S.A.	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	175,805	129,487	137,359
	Others	Management of internal and external regulatory compliance.	21,973	21,410	19,326

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

The main disbursements (investment) of each year, detailed by project, are the following:

As of December 31, 2017
Company that made the disbursement	Project	Concept	Status [Finished, In process]	Disbursements made	Amount committed future periods	Estimated Completion Date Disbursements
				ThCh$	ThCh$
Cervecera CCU Chile Ltda.	IWWT	Temuco: replacement cells anaerobic reactor, extension of IWWT.	Finished	71,334	-	Finished
	SIR	Containers for glass and solid waste.	Finished	12,173	-	Finished
	Gases	Santiago: thermal plant improvements, videoconferencing rooms, steam and biogas meters; Temuco: fuel change from FO6 to LNG, boiler economizer 1 and 2 and improvements in steam consumption.	Finished	384,720	-	Finished
	Others	Santiago: DS 10 and DS 78 compliance, sanitary permits; Temuco: SEC certification of BG plant, fire sensors.	Finished	637,229	-	Finished
CCU Argentina S.A.	IWWT	IWWT stage 2 and 3, Salta.	In progress	509,641	109,047	Dec-18
	Others	Commitments ISO 22 K / 14K / 18 OSH.	Finished	16,518	-	Finished
Cervecería Kunstmann S.A.	Others	Plant insurance standardization.	Finished	197,979	-	Finished
Compañía Pisquera de Chile S.A.	IWWT	Process water meters.	Finished	4,918	-	Finished
	SIR	Containers for glass.	Finished	3,390	-	Finished
	Gases	4-ton/hr boiler.	Finished	185,663	-	Finished
	Others	PE: Casino Normalization.	Finished	421,118	-	Finished
Transportes CCU Ltda.	Gases	Electric forklift.	Finished	3,838,140	-	Finished
VSPT S.A.	IWWT	EE Generator for IWWT, water flowmeter plant and HC separator chamber.	Finished	21,694	-	Finished
	SIR	Hand dryers.	Finished	6,660	-	Finished
	Gases	Electrical meters, cold Insulation in G2 and cube, video system conference.	Finished	33,927	-	Finished
	Others	Extension of hazardous waste warehouse, VESDA fire detection in Isla de Maipo and Molina, DS 10 compliance, sulfur warehouse container, 900-liter diesel pond.	Finished	26,841	-	Finished
Embotelladoras Chilenas	IWWT	Santiago: COD measurement.	Finished	23,849	-	Finished
Unidas S.A.	Gases	Santiago: NOX NP Renca compensation and Condensate Recovery.	Finished	100,518	-	Finished
	Others	Santiago: DS 10 compliance, upgrade ammonia system, SEC electrical standardization and new hazardous waste warehouse. Antofagasta: chemicals warehouse, implementation of emergency brigade teams.	Finished	309,900	-	Finished
Aguas CCU-Nestlé	IWWT	IWWT Coinco.	Finished	1,133,835	-	Finished
Chile S.A.	Others	Decanter pond, steam pipes, soda pond, emergency brigade.	Finished	33,180	-	Finished
Fábrica de Envases Plásticos S.A.	Others	DS 43 and PREXOR compliance.	Finished	40,250	-	Finished

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

As of December 31, 2016
Company that made the disbursement	Project	Concept	Status [Finished, In process]	Disbursements made	Amount committed future periods	Estimated Completion Date Disbursements
				ThCh$	ThCh$
Cervecera CCU Chile Ltda.	IWWT	IWWT Temuco Stage II; IWWT expansion (Screw) Temuco.	In progress	2,854,428	156,383	Dec - 17
	SIR	Changing and increasing containers for glass and rubbish.	Finished	37,602	-	Finished
	Gases	Change fuel from FO6 to GNL Temuco, upgrade odor control, Quilicura thermal plant improvements, videoconferencing rooms.	In progress	265,248	103,093	Dec - 17
	Others	DS 10 and RE 43 compliance; Emergency brigade and fire protection system.	In progress	108,188	352,424	Dec - 17
CCU Argentina S.A.	IWWT	IWWT Stage 2 and 3, Salta.	In progress	217,401	134,386	Dec - 17
	Gases	Boiler 1 Economizer, Luján.	Finished	227,079	29,780	Finished
	Others	Fire Network in Distribution Center SV; Compromises ISO 22 K/14K/18 K OSHAS Luján.	In progress	32,360	25,076	Dec - 17
Cervecería Kunstmann S.A.	IWWT	New IWWT PTR – IC Technology.	In progress	2,050,705	548,710	Dec - 17
	Others	DIA; Increase installed power; Equipment protection structures.	In progress	33,835	278,000	Dec - 17
Compañía Pisquera de Chile S.A.	IWWT	IWWT, Change of hydro-ejectors, water plant and dam, IWWT improvement in Salamanca and Sotaquí, new sewage plant, water process meters.	Finished	133,879	6,864	Finished
	SIR	Improved sludge system; Containers for glass.	Finished	20,224	1,610	Finished
	Others	Requirement for ISO standards in Salamanca, Monte Patria, Sotaquí and Pisco Elqui; DS 10 compliance in Salamanca and Montepatria.	In progress	268,003	379,547	Dec - 17
Transportes CCU Ltda.	SIR	Ceiling of waste area in Llay Llay Distribution Center.	In progress	-	57,224	Dec - 17
	Gases	LED lighting in the Talca Distribution Center.	In progress	81,355	43,939	Dec - 17
	Others	Access to Copiapó DC and acoustic closure at the Cervecería Santiago DC.	In progress	138,743	103,057	Dec - 17
VSPT S.A.	IWWT	Sewage plant; Degassing pond improvement.	Finished	76,285	-	Finished
	SIR	Solid packing separator.	Finished	3,128	-	Finished
	Gases	Electric power generator for IWWT, power meters.	Finished	19,296	-	Finished
	Others	Fire network Molina, DS 10 compliance, standardization 5 dining rooms, autonomous breathing equipment.	Finished	220,005	-	Finished
Embotelladoras Chilenas Unidas S.A.	Gases	Condensate recovery, meters and monitoring of consumption, mantle insulation of boilers, heat recovery compressor discharge, upgrade exhaust gas analyzer, upgrade system control and installation of lighting system.	In progress	54,282	29,402	Dec- 17
	Others	Safety acid injection; Standardizing kitchen ECCUSA; autonomous breathing equipment to Santiago and Antofagasta.	In progress	112,904	27,843	Dec - 17
Aguas CCU-Nestlé	IWWT	IWWT Coinco.	In progress	559,569	410,347	Dec - 17
Chile S.A.	Gases	Lighting lines 1, 2 and 3, steam networks, solar Lighting.	Finished	21,425	-	Finished
	Others	Coinco flammables warehouse , RE 43 and DS 594 compliance.	In progress	28,694	222,221	Dec - 17
Fábrica de Envases Plásticos S.A.	Gases	Control of electrical variables, change of lighting.	In progress	187,373	22,404	Dec - 17
	Others	Risk Mitigation, reduction weight of PET bottles, bathroom expansion, various SIG -OCA, ammonia sensors	In progress	158,522	47,436	Dec - 17

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2017

Note 36 Subsequent Events

a)   The Consolidated Financial Statements of CCU S.A. have been approved by the Board of Directors on February 28, 2018.

b)   According to Note 1, point (6), the term of the Offer for the remaining shares of the subsidiary Viña San Pedro Tarapacá S.A. (VSPT) expired on January 26, 2018. On January 29, 2018, the outcome notice of the tender offer was published, acquiring CCU Inversiones S.A. an additional 15.79% of said subsidiary for the amount of ThCh$ 49,222,782, equivalent to 6,310,613,119 shares, thus resulting in an 83.01% stake in VSPT.

c)   On January 12, 2018, CCU, through its subsidiary CCU Inversiones ll Limitada, paid a commited capital in Zona Franca Central Cervecera S.A.S for an amount of US$ 17,546,322, equivalent to ThCh$ 10,668,866.

d)   There are no others subsequent events between the closing date and the filing date of these Financial Statements (February 28, 2018) that could significantly affect their interpretation.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: April 26, 2018