Form 20-F
period 2018-12-31
UNITED BREWERIES CO INC
filed 2019-04-26
CIK 888746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES                          EXCHANGE ACT OF 1934

For the fiscal year ended                        December 31, 2018

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

30444.00900

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

YES X  NO__

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

U.S. GAAP       International Financial Reporting Standards as issued              Other__

by the International Accounting Standards Board    X

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

ITEM 17    ITEM 18__

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES   NO X

30444.00900

Introduction

In this annual report on Form 20-F, all references to “we”, “us”, “Company” or “CCU” are to Compañía Cervecerías Unidas S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries. Our fiscal year ends on December 31st. The expression “last three years’’ means the years ended December 31, 2016, 2017 and 2018. Unless otherwise specified, all references to “U.S. dollars” “dollars” “USD” or “US$” are to United States dollars, and references to “Chilean pesos” “pesos” “Ch$” or “CLP” are to Chilean pesos. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). See the notes to our consolidated financial statements included in pages F-1 through F-[137] of this annual report. We use the metric system of weights and measures in calculating our operating and other data. The United States equivalent units of the most common metric units used by us are as shown below:

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

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

A.   Selected Financial Data

The following table presents selected consolidated financial data as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018, which has been derived from our consolidated financial statements prepared in accordance with IFRS and included elsewhere in this annual report, and as of December 31, 2014, 2015 and 2016 and for the years ended December 31, 2014 and 2015, which has been derived from our consolidated financial statements prepared in accordance with IFRS and not included in this annual report. The financial data set forth below should be read in conjunction with the consolidated financial statements and related notes and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report.

IFRS	Year ended December 31, (millions of CLP) (1)
1. Income Statement Data:	2014	2015	2016	2017	2018
Net sales	1,297,966	1,498,372	1,558,898	1,698,361	1,783,282
Gross profit	693,429	813,296	817,078	899,622	923,271
Other Income by Function (2)	25,464	6,577	5,144	6,718	228,455
Other Expenses (3)	(1,743)	(2,372)	(2,027)	(2,662)	(1,428)
Exceptional Items (EI) (4)	(1,628)	-	-	-	-
MSD&A (5)	(535,603)	(612,565)	(619,543)	(668,783)	(681,576)
Adjusted Operating Result (6)	179,920	204,937	200,652	234,894	468,722
Other Gains (Losses)	4,037	8,512	(8,346)	(7,717)	4,030
Net financial expenses	(10,821)	(15,256)	(14,627)	(19,115)	(7,766)
Results as per Adjustment Units	(4,159)	(3,283)	(2,247)	(111)	742
Equity and Income from Joint Ventures	(899)	(5,228)	(5,561)	(8,914)	(10,816)
Foreign Currency Exchange Differences	(613)	958	457	(2,563)	3,300
Income Taxes	(46,674)	(50,115)	(30,246)	(48,366)	(136,127)
Net income for the year:	120,792	140,526	140,082	148,108	322,085
Attributable to:
Equity Holders of the Parent Company	106,238	120,808	118,457	129,607	306,891
Non-Controlling Interests	14,553	19,717	21,624	18,501	15,194

Basic and Diluted Income per Share	287.52	326.95	320.59	350.76	830.55
Basic and Diluted Income per ADS (7)	575.04	653.90	641.17	701.52	1,661.10
Dividend per Share (8)	161.8	163.5	176.3	178.9	498.3
Dividend per ADS in US$ (7)(8)	0.52	0.47	0.53	0.59	1.48
Weighted Average Shares Outstanding (000)	369,503	369,503	369,503	369,503	369,503
Shares Outstanding as of December 31st (000)	369,503	369,503	369,503	369,503	369,503

	Year ended December 31,
IFRS	2014	2015	2016	2017	2018
2. Balance Sheet Data:	(millions of CLP) (1)

Total Assets	1,768,901	1,825,447	1,872,027	1,976,229	2,405,865
Total Non-Current Liabilities	242,070	249,235	228,998	280,651	371,025
Total Financial Debt (9)	199,853	180,901	184,624	214,593	290,952
Capital Stock	562,693	562,693	562,693	562,693	562,693
Total Equity Attributable to Equity Holders of the Parent Company	1,025,588	1,057,816	1,077,298	1,101,077	1,280,127
Total Shareholders' Equity	1,148,500	1,187,522	1,200,656	1,226,829	1,389,116
3. Other Data
Sales Volume (in millions of liters):
Total Volume	2,289.8	2,392.7	2,478.4	2,602.0	2,853.0
(1)	Except for the number of shares outstanding, per share and per ADS amounts and sales volume.
(2)

In 2018, Other Income by Function includes the gain of CLP 208,842 million received from the CCU Argentina and Anheuser-Busch InBev S.A./N.V.(“ABI”) transaction (the “Transaction”). See Note 30 to our consolidated financial statements included herein and see “Item 4: Information on the Company – A. History and Development of the Company”. In 2014, Other Income by Function includes the one-time effect of compensation of CLP 18,882 million by our Argentine subsidiary CICSA during the second quarter of 2014 for the termination of a contract that allowed us to import and distribute on an exclusive basis Corona and Negra Modelo beers in Argentina and to produce and distribute Budweiser beer in Uruguay.

(3)

Other expenses are part of the ´Other expenses by function´ as presented in the Consolidated Statement of Income. These Other expenses mainly consist of losses related to the sales and write off of fixed assets.

(4)

EI are part of ‘Other expenses by function’ as presented in the Consolidated Statement of Income; 2014 EI corresponds to the effect of CLP 1,628 million associated with restructuring processes across Operating segments.

(5)	Marketing, Sales, Distribution & Administrative expenses
(6)

For management purposes, Adjusted Operating Result is defined as Net Income before other gains (losses), net financial expense, equity and income of joint ventures, foreign currency exchange differences, result as per adjustment units and income taxes. Please see “Item 5: Operating and Financial Review and Prospects – A. ADJUSTED OPERATING RESULT” for more details regarding Adjusted Operating Result and a reconciliation of the most directly applicable IFRS measure to Adjusted Operating Result.

(7)	Per ADS amounts are determined by multiplying per share amounts by 2. As of December 20, 2012, there was an ADS ratio change from 1 ADS to 5 common shares, to a new ratio of 1 ADS to 2 common shares.
(8)

Dividends per share are expressed in CLP as of payment dates, with charge to prior year's net income. Dividends per ADS expressed in USD serve as reference purposes only; we pay all dividends in CLP. The Chilean peso amounts as shown here have been converted into USD at the respective observed exchange rate in effect at each payment date or, in respect of the dividend payable for the year ended December 31, 2018, at the observed exchange rate in effect as of April 24, 2019

(9)	Includes short-term and long-term financial debt (mainly bank loans, bonds and financial leasing).

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

Purchases and sales of foreign currencies effectuated outside the formal exchange market are carried out in the mercado cambiario informal (the informal exchange market). The informal exchange market reflects the supply and demand for foreign currency. There are no limits imposed on the extent to which the rate of exchange in the informal exchange market can fluctuate above or below the observed exchange rate. On April 1, 2019 the USD observed exchange rate relating to March 29, 2019 was CLP 678.53 per USD.

The following table sets forth the low, high, average and period-end observed exchange rates for USD for each of the indicated periods starting in 2014 as reported by the Central Bank of Chile. The Federal Reserve Bank of New York does not report a noon buying rate for CLP.

	Daily Observed Exchange Rate (1)
	(CLP per USD)
	Low (2)	High (2)	Average (3)	Period-end (4)

2014	524.61	621.41	570.50	606.75
2015	597.10	715.66	654.79	710.16
2016	645.22	730.31	676.70	669.47
2017	614.75	679.05	649.05	614.75
2018	588.28	698.56	642.06	694.77
October 2018	656.25	698.56	678.56	698.56
November 2018	667.46	698.56	678.27	671.09
December 2018	666.49	695.69	684.23	694.77
January 2019	657.81	697.64	676.22	657.81
February 2019	649.22	665.90	656.00	651.79
March 2019	656.57	683.73	668.95	678.53
Source: Bloomberg
(1) Historical pesos.
(2) Rates shown are the actual low and high, on a day-by-day basis for each period.
(3) For yearly data, the average of monthly average rates during the period reported, and for monthly data, the average of daily average rates during the period reported.
(4) Published on the first day after month (year) end.

The exchange rate on April 24th, 2019, the latest practicable date, was CLP 672.83 per USD.

B.   Capitalization and Indebtedness

Not applicable.

C.   Reasons for the Offer and Use of Proceeds

Not applicable.

D.   Risk Factors

RISKS RELATING TO CHILE

We are substantially dependent on economic conditions in Chile, which may adversely impact the results of our operations and financial condition.

Chile is our most significant market. The Chile Operating segment generated 62% of our sales revenues in 2018, the International Business Operating segment (which includes Argentina, Bolivia, Paraguay and Uruguay) contributed 27%, and the Wine Operating segment, including the domestic markets in Chile and Argentina, as well as exports, accounted for 11% of revenues. Thus, our operating and financial performance is dependent, to a large extent, on the overall level of economic activity in Chile. The Chilean economy experienced an average annual growth rate (measured by GDP) of 3.0% between 2008 and 2018, and 4.0% in 2018. In the past, slower economic growth in Chile resulted in a decline in the growth rate of consumption of our products and, consequently, adversely affected our profitability. Chile’s economic growth rate has been affected in the past by the disruption in the global financial markets, as was the case in 2009. Therefore, economic growth rates of past periods cannot be extrapolated to future performance.

Furthermore, Chile, as an emerging market economy, is more exposed to unfavorable conditions in the international markets, which could have a negative impact on the demand for our products, as well as on third parties with whom we conduct business with. Any combination of lower consumer confidence, disrupted global capital markets and/or depressed international economic conditions could have a negative impact on the Chilean economy and, consequently, on our business. In addition, a global liquidity crisis or an increase in interest rates could limit our ability to obtain the cash necessary to meet our commitments and, therefore, increase our financial expenses.

The Company has implemented efficiency and revenue management plans, as well as cost and expense improvements through the “ExCCelencia CCU” program. CCU has also diversified its operations geographically in recent years. The Company’s conservative capital structure and high liquidity have contributed to its Level 1 classification by credit rating agencies Fitch Chile Clasificadores de Riesgo Limitada and International Credit Rating Compañía Clasificadora de Riesgo Limitada (“ICR”). The Company’s bonds are also rated AA+ by both rating agencies. However, securities ratings are subject to revision or withdrawal at any time, and there can be no guarantee that the Company’s foregoing initiatives will insulate it from the effects of any such downturns or negative conditions.

Currency fluctuations may affect our profitability

Because we purchase the majority of our supplies at prices set in USD and we export wine in prices set in USD, Canadian dollars, euros and pounds, we are exposed to foreign exchange risks that may adversely affect our financial condition and the results of our operations. The effect of the exchange rate variation on export revenues partially offsets the FX impact on the cost of raw materials expressed in CLP.

The relative liquidity and volatility of Chilean securities markets may increase the price volatility of our American Depositary Shares (“ADSs”) and adversely impact a holder’s ability to sell any shares of our common stock withdrawn from our American Depositary Receipt (“ADR”) facility.

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. For example, the Santiago Stock Exchange, which is Chile’s principal stock exchange, had a market capitalization of approximately USD 250.1 billion as of December 31, 2018, while The New York Stock Exchange (“NYSE”) had a market capitalization of approximately USD 28.5 trillion and the NASDAQ National Market (“NASDAQ”) had a market capitalization of approximately USD 13.7 trillion as of the same date. In addition, the Chilean securities markets can be materially affected by developments in other emerging markets, particularly other countries in Latin America.

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

The financial position and results of our operations in Argentina are, to a considerable extent, dependent upon political and economic conditions prevailing in Argentina, as demand for beverage products generally depends on the prevailing economic conditions in the local market. In the past, Argentina has suffered recessions, high levels of inflation, currency devaluations and significant economic decelerations in various periods of its history. During 2016, Argentina's GDP contracted by 2.3% and inflation was close to 40%. In 2017, GDP growth was 2.8% and inflation was close to 20%, showing a slight recovery in the economy. However, in 2018 Argentina’s GDP again experienced an estimated contraction of 3.5% and inflation of 47.6%. Consequently, given that the cumulative inflation rate exceeded 100% in the last three years, Argentina, as prescribed by IAS 29, was declared a hyperinflationary economy as of July 1, 2018 (see Note 4 to our consolidated financial statements included herein).

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

A depreciation of the Argentine peso may negatively affect our consolidated financial results. Our Argentine subsidiaries use the Argentine peso as their functional currency and their financial statements are translated to CLP for consolidation purposes, which may produce variations to the Company’s consolidated net income and shareholders’ equity, due to translation effects. Also, most of our raw material costs in Argentina are indexed to the dollar. When comparing the average exchange rates for each period, the Argentine peso depreciated against the USD by 60% in 2016, by 12% in 2017, and by 68% in 2018. When comparing the exchange rate as of the end of each period, the Argentine peso depreciated against the USD by 22% in 2016, by 17% in 2017, and 107% in 2018. All of the above resulted in a significant translation effect in our reported revenues, costs and expenses, as well as pressure on dollarized costs.

Given that we cannot predict how macroeconomic conditions will evolve in the future in Argentina, nor when Argentina will cease to qualify as a hyperinflationary economy for accounting purposes, we cannot foresee how CCU’s business will be affected by Argentina’s future macroeconomic environment. In order to mitigate the impact of the current macroeconomic challenges, CCU Argentina has implemented efficiency and revenue management plans, as well as cost and expense improvements through the “ExCCelencia CCU” program. However, we cannot guarantee that our business will not be materially affected by Argentina’s macroeconomic environment.

Argentina’s legal regime and economy are susceptible to changes that could adversely affect our Argentine operations.

Measures taken by previous Argentine governments to address the country’s economic crises severely affected the stability of Argentina's financial system and have had a materially negative impact on the country’s economy. These measures included, among others, different methods to directly and indirectly regulate price increases of various consumer goods, including beer, with the intention of reducing inflation. Additionally, the measures implemented in the past to control the country’s trade balance and exchange rate negatively impacted the free import of goods and the repatriation of profits. This situation changed in December 2015. However, we cannot guarantee that the authorities in Argentina will not implement legal and economic measures that may adversely affect our operations in Argentina.

RISKS RELATING TO OUR BUSINESS

Possible changes in tax laws in the countries where we operate could affect our business and, in particular, changes in corporate and excise taxes could adversely affect our results and investments.

Our businesses are subject to different taxes in the countries where we operate, including, among others, income taxes and specific taxes on alcoholic and non-alcoholic beverages. An increase in the rates or application of these taxes, or any other, could negatively affect our sales and profitability.

In Argentina, a tax reform bill was passed by Congress that, among other measures, gradually reduces the income tax rate for profits from 35% to 25% (30% for 2018 and 2019 and 25% from 2020 onwards), starting in 2018. In addition, dividends to be distributed will be subject to a withholding tax that will gradually increase from 0% to 13% (7% for 2018 and 2019 and 13% from 2020 onwards) applicable starting in 2018. In addition, the excise tax levied on various beverages was increased, including the excise tax on beer, which increased from 8% to 14% over the manufacturer's sale price. In the case of wine, there was no change; therefore, wine continues to not be subject to an excise tax.

Fluctuations in the cost of our raw materials may adversely impact our profitability if we were unable to pass those costs on to our customers.

We purchase malt, rice and hops for beer, sugar for soft drinks, grapes for wine, pisco and cocktails, and packaging materials from local producers or in the international market. The prices of those materials are subject to volatility caused by market conditions, and have experienced significant fluctuations over time reflecting global supply and demand for commodities as well as other factors, such as fluctuations in exchange rates, over which we have no control.

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

In all the countries where we operate, we compete with Anheuser-Busch InBev S.A./N.V. (“ABI”) and its subsidiaries, the largest beer company in the world. ABI has expanded globally in recent years, through a series of mergers and acquisitions, and today has more than 500 brands and operations in 50 countries.

The foregoing consolidation in the market, as well as any further consolidation of our competitors, may increase their pricing and/or investment competitiveness, which could negatively affect our market share, and accordingly our results.

Competition in the Chilean beer market may erode our market share and lower our profitability.

Our largest competitor in the Chilean beer market by volume is Cervecería Chile S.A. (“Cervecería Chile”), a subsidiary of ABI. In the past, Cervecería Chile has implemented aggressive commercial practices. Additionally, Cervecería Chile is in the process of expanding its production capacity in Chile. If Cervecería Chile continues its aggressive commercial practices in the future and completes its expansion plans, we cannot assure you that this or other competitive activities will not have a material adverse effect on our profitability or market share.

Quilmes dominates the beer market in Argentina and we may not be able to maintain our current market share.

In Argentina we face competition from Cervecería y Maltería Quilmes S.A.I.C. (“Quilmes”), a subsidiary of ABI. As a result of its dominant position and large size in Argentina, Quilmes has significantly larger economies of scale than us in both production and distribution.

In the second quarter of 2018, Compañía Cervecerías Unidas Argentina S.A. (“CCU Argentina”) and ABI executed a transaction (the “Transaction”) that primarily consisted in the transfer of brands and cash in exchange for the early termination of the Budweiser brand license agreement in Argentina. In the Transaction, CCU Argentina received five brands (Isenbeck, Diosa, Iguana, Norte, Báltica) and the licenses of two international brands (Grolsch and Warsteiner). As a result, CCU Argentina began commercializing Isenbeck and Diosa, and stopped selling Budweiser. ABI, through its local subsidiary, continues to produce and market Iguana, Norte, Báltica, Grolsch and Warsteiner, on behalf of CCU Argentina. If we fail to maintain the volume and price levels of this new brand portfolio, we may not be able to maintain our current market share and profitability.

Changes in the labor market in the countries in which we operate may affect margins in our business.

In all the countries where we operate, we are exposed to changes in the labor market that could affect our profitability and future growth. These changes could include fluctuations in the labor supply, as well as changes in labor legislation, among others. In Argentina, high levels of inflation and union pressure may affect our salary expenses.

The foregoing, as well as the implementation of new labor regulations, could have an adverse effect on our expenses and negatively affect our margins.

We depend upon the renewal of certain license agreements to maintain our current operations.

Most of our license agreements include certain conditions that must be met during their term, as well as provisions for their renewal at their expiry date. We cannot guarantee that such conditions will be fulfilled, and therefore that the agreements will remain in place until their expiration or that they will be renewed, or that any of these contracts will not undergo early termination. While approximately two-thirds of our sales volume are derived from private label products, the termination of, or failure to renew our existing license agreements, could have an adverse impact on our operations.

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

We depend on a single supplier for some important raw materials.

In the case of aluminum cans, both in Chile and Argentina, we purchase from a single supplier, Ball, which has production plants in both countries. However, if necessary, we could import aluminum cans from other plants from the same supplier or from alternative suppliers in the region. In Argentina, we purchase malt from a single supplier, Cargill, whose malt operations were recently acquired by Boortmalt. In the past, we have not experienced significant malt supply interruptions in Argentina. However, we cannot guarantee that we will not encounter a malt supply disruption in the future, nor can we guarantee that we will have the ability to obtain replacement supplies at favorable pricing or advantageous terms, which may adversely affect our future results.

Water supply is essential to the development of our businesses.

Water is an essential component for the production of our beverage products and the irrigation of our fields. While we have adopted policies for the responsible and sustainable use of water, a failure in our water supply or contamination of our wells could negatively affect our sales and profitability.

The Chilean Congress is currently discussing a bill that provides, among others, for a new regime of temporary water rights, which would apply to future water rights that are granted. The bill would also introduce a system of revocation of water rights, for those not in use. This bill could undergo modifications during its discussion in the Chilean Congress. The effects of any such regulations cannot be ascertained at this time, but may result in the Company losing certain water rights, which could adversely affect our future results.

The supply, production and logistics chain is key to the timely supply of our products to consumer centers.

Our supply, production and logistics chain is crucial for the delivery of our products to consumer centers. An interruption or a significant failure in this chain may negatively affect our results, if the failure is not quickly resolved. An interruption in the chain could be caused by various factors, such as strikes, utility shutdowns such as customs and ports, planning errors of our suppliers, terrorism, safety failures, complaints by communities, or other factors which are beyond our control.

If we are unable to protect our information systems against data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

We are increasingly dependent on information technology networks and systems, including the Internet, to process, transmit and store electronic information. In particular, we depend on our information technology infrastructure, including data centers, for sales, production, planning and logistics, marketing activities and electronic communications within the Company and with our clients, suppliers and our subsidiaries. Security breaches of this infrastructure can create system disruptions, shutdowns or unauthorized disclosure of confidential information. If we are unable to prevent such breaches, our operations could be disrupted, or we may suffer financial damage or loss because of lost or misappropriated information. The Company has taken measures to create a backup structure for its critical systems, but we cannot assure you that these measures will be sufficient.

Possible regulations for labeling materials and promotion of alcoholic beverages and other food products in the countries in which we operate could adversely affect us.

Law N° 20,606 of 2012 and Law N° 20,869 of 2015, relating to the Nutritional Composition of Foods and their Advertising and the complementary regulations, in force since June 2016, establish certain restrictions on the advertising, labelling and marketing of foods classified as "high" in certain defined critical nutrients, which affects a part of our portfolio of non-alcoholic beverages. We cannot assure you that this regulation will not have an impact on our sales volumes and, therefore, on our results.

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

CCU’s operations are subject to local, national and international environmental norms and regulations. These regulations cover, among other things, emissions, noise, disposal of solid and liquid wastes, and other activities inherent to our industry. On this topic, on June 1, 2016 Law N° 20,920 was enacted and established a framework for waste management and extended producer responsibility, and stimulation of recycling (“REP Law”), with the objective of lowering the generation of waste of priority products as determined by the bill and fostering recycling of the waste. On November 30, 2017, the Regulations on Procedures of the REP Law were published. During 2018, regulations were issued that established the collection, valorization and other associated obligations for tires, and we expect regulations for the collection, valorization and other associated obligations for packaging materials to be issued in 2019 (see “Item 4: Information on the Company – E. Environmental Matters”). CCU has been actively participating through the associations that represent the different industrial areas, in public and private discussion panels with respect to the development and implementation of these new regulations. Although none of the above environmental regulations, as they currently stand, represent a meaningful risk to the Company's operations, possible future regulations could have a significant effect on our business.

Catastrophic events in the regions in which we operate could have a significant adverse effect on our financial condition.

Natural disasters, climate change impact events or other catastrophic events could impair our ability to manufacture, distribute or sell our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to manage such events effectively if they occur, could adversely affect our sales volume, cost and supply of raw materials, earnings and could have a significant effect on our business, operational results, and financial position.

Chile has been affected in the past by several natural disasters, including large floods, mudslides and forest fires. These events did not have a significant effect on our operations, although a future catastrophic event could have a significant effect on our business, results of operations and financial condition.

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

As of March 31, 2019, Inversiones y Rentas S.A. (“IRSA”) a Chilean closely held corporation, directly and indirectly owned 60.0% of our shares of common stock. Accordingly, IRSA has the power to control the election of most members of our board of directors and its interests may differ from those of the holders of our ADSs. IRSA also has significant influence in determining the outcome of any corporate transaction submitted to our shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and going-private transactions. In addition, actions by IRSA with respect to the disposal of the shares of common stock that it owns, or the perception that such actions may occur, may adversely affect the trading prices of our ADSs or common stock.

Chilean economic policies, currency fluctuations, exchange controls and currency devaluations may adversely affect the price of our ADSs.

The Chilean government’s economic policies and any future changes in the value of the CLP relative to the USD could adversely affect the USD value and the return on any investment in our ADSs. The CLP has been subject to large nominal devaluations and appreciations in the past and may be subject to significant fluctuations in the future. For example, when comparing the average exchange rates for each period, the Chilean peso depreciated against the USD by 3.5% in 2016, appreciated by 4.1% in 2017, and appreciated by 1.4% in 2018. When comparing the exchange rate as of the end of each period, the Chilean peso depreciated against the USD by 5.7% in 2016, appreciated by 8.2% in 2017, and depreciated 13.0% in 2018. See “Item 3: Key Information – A. Selected Financial Data – Exchange Rates”.

While our ADSs trade in USD, Chilean trading in the shares of our common stock underlying our ADSs is conducted in CLP. Cash distributions to be received by the depositary for the shares of our common stock underlying our ADSs will be denominated in CLP. The depositary will translate any CLP received by it to USD at the then-prevailing exchange rate with the purpose of making dividend and other distribution payments on the ADSs. If the value of the CLP declines relative to the USD, the value of our ADSs and any distributions to holders of our ADSs received from the depositary may be adversely affected. See “Item 8: Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy and Dividends”.

For example, since our consolidated financial statements are reported in CLP, a decline in the value of the CLP against the dollar would reduce our earnings as reported in USD. Any dividend we may pay in the future would be denominated in CLP. A decline in the value of the CLP against the USD would reduce the USD equivalent of any such dividend. Additionally, in the event of a dividend or other distribution, if exchange rates fluctuate during any period of time when the ADS depositary cannot convert a foreign currency into dollars, a holder of our ADSs may lose some of the value of the distribution. Also, since dividends in Chile are subject to withholding taxes, which we retain until the following year when the exact amount to be paid is determined, if part of the retained amount is refunded to the shareholders, the amount received by holders of our ADSs would be subject to exchange rate fluctuations between the two dates.

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

If for any reason, including changes in Chilean law, the depositary for our ADSs were unable to convert CLP to USD, investors would receive dividends and other distributions, if any, in CLP.

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

To the extent that a holder of our ADSs is unable to exercise their preemptive rights because a registration statement has not been filed, the depositary will attempt to sell the holder’s preemptive rights and distribute the net proceeds of the sale, net of the depositary’s fees and expenses, to the holder, provided that a secondary market for those rights exists and a premium can be recognized over the cost of the sale. A secondary market for the sale of preemptive rights can be expected to develop if the subscription price of the shares of our common stock upon exercise of the rights is below the prevailing market price of the shares of our common stock. Nonetheless, we cannot assure you that a secondary market in preemptive rights will develop in connection with any future issuance of shares of our common stock or that if a market develops, a premium can be recognized on their sale. Amounts received in exchange for the sale or assignment of preemptive rights relating to shares of our common stock will be taxable in Chile and the United States. See “Item 10: Additional Information – E. Taxation – Chilean Tax Considerations – Capital Gains” and “– United States Federal Income Tax Considerations – Taxation of Capital Gains”. If the rights cannot be sold, they will expire and a holder of our ADSs will not realize any value from the grant of the preemptive rights. In either case, the equity interest of a holder of our ADSs in us will be diluted proportionately.

ITEM 4: Information on the Company

A.   History and Development of the Company

Our current legal and commercial name is Compañía Cervecerías Unidas S.A. We are a public corporation (sociedad anónima abierta) organized by means of a public deed dated January 8, 1902, following the merger of two existing breweries, one of which traces its origins back to 1850, when Mr. Joaquín Plagemann founded one of the first breweries in Chile (in Valparaíso). By 1916, we owned and operated the largest brewing facilities in Chile. Our operations have also included the production and commercialization of soft drinks since the beginning of the last century, the bottling and selling of mineral water products since 1960, the production and commercialization of wine since 1994, the production and commercialization of beer in Argentina since 1995, the production and commercialization of pisco since 2003 and the production and commercialization of rum since 2007. Also, we had been involved in the production and commercialization of sweet snacks products from 2004 until December 2018.

We are subject to a full range of governmental regulation and supervision generally applicable to companies engaged in business in Chile, Argentina, Bolivia, Colombia, Paraguay, Peru and Uruguay. These regulations include labor laws, social security laws, public health, consumer protection and environmental laws, securities laws, and antitrust laws. In addition, regulations exist to ensure health and safety conditions in facilities for the production and distribution of beverages and sweet snacks products.

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

Prior to November 1994, we independently produced, bottled and distributed carbonated and non-carbonated soft drinks in Chile. In November 1994, we merged our soft drink and mineral water businesses with the one owned by Buenos Aires Embotelladora S.A. (“BAESA”) in Chile (PepsiCo’s bottler in Chile at that time) creating Embotelladoras Chilenas Unidas S.A. (“ECUSA”) for the production, bottling, distribution and commercialization of soft drink and mineral water products in Chile. Through ECUSA, we began producing PepsiCo brands under license. We have had control of ECUSA since January 1998, when the shareholders agreement was amended. On November 29, 1999 we purchased 45% of ECUSA’s shares owned by BAESA for approximately CLP 54,118 million. We currently own 99.98% of ECUSA’s shares. In January 2001, ECUSA and Schweppes Holdings Ltd. signed an agreement to continue bottling Crush and Canada Dry brands. See “Item 4. B. Business Overview – 4. Production and Marketing – Chile Operating segment”.

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

In December 1995, we entered into a joint venture agreement pursuant to which Anheuser-Busch acquired a 4.4% interest in CCU Argentina. The agreement involved two different contracts: an investment and a licensing contract. Through CCU Argentina, we began our expansion into Argentina by acquiring an interest in two Argentine breweries: 62.7% of the outstanding shares of Compañía Industrial Cervecera S.A. (“CICSA”), were acquired during January and February 1995 and 98.8% of the outstanding shares of Cervecería Santa Fe S.A. (“CSF”), were acquired in September 1995. In 1997, CCU Argentina increased its interest in CICSA to 97.2% and in CSF to 99.9% through the purchase of non-controlling interests. In January 1998, we decided to merge these two breweries into one company operating under the name of CICSA. Following the merger, CCU Argentina’s interest in CICSA was 99.2%. In April 1998, CCU Argentina completed the purchase of the brands and assets of Cervecería Córdoba S.A. As of mid 1998, after the resolution of certain labor issues, we began the production of the Córdoba brand at our Santa Fe plant.

After a capital increase approved by our shareholders in October 1996, we raised approximately USD 196 million between December 1996 and April 1999. Part of this capital expansion was accomplished between December 1996 and January 1997 through our second ADR offering in the international markets.

In November 2000, we and Malterías Unidas S.A. became joint owners (50% each) of Cervecería Austral S.A. (“Cervecería Austral”), a Chilean company located in the city of Punta Arenas that produces, sells and distributes Austral beer in Chile. Additionally, Cervecera CCU Chile Limitada (“Cervecería CCU”) has a two-year renewable license agreement, subject to compliance with the conditions established in the agreement, for the production of Austral Lager beer, returnable liter containers and kegs in Chile and a distribution agreement for the sale and marketing of all Austral products in Chile, with the exception of the Magallanes Region, where selling and distribution is carried out by Comercial Patagona Ltda., a subsidiary of Cervecería Austral.

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

In May 2002, we acquired a 50% stake in Compañía Cervecera Kunstmann S.A., currently Cervecería Kunstmann S.A. (“CK”), a brewery located in the southern city of Valdivia, in Chile. In June 2003, our beer division began selling Kunstmann nationwide. In November 2006, we acquired additional shares of CK that allowed us to consolidate this subsidiary into our consolidated financial statements as of that month.

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

In January 2004, we entered the sweet snacks business by means of a joint venture between CCU Inversiones S.A. and Industria Nacional de Alimentos S.A., a subsidiary of Quiñenco, with a 50% interest each in Calaf S.A., which was renamed Foods Compañía de Alimentos CCU S.A. (“Foods”), a corporation that acquired the trademarks, assets and know-how, among other things, of Calaf S.A.I.C. and Francisca Calaf S.A., traditional Chilean candy makers, renowned for more than a century. In 2007 we acquired the brand Natur, adding a new line of products to our ready-to-eat portfolio. In August 2008, Foods bought 50% of Alimentos Nutrabien S.A. (“Nutrabien”), a company that specializes in brownies and other high-quality baked goods under the brand Nutrabien.

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

In May 2007, CPCh entered the rum market with our proprietary brand Sierra Morena and later, in 2008, added new rum brand extensions and introduced various pisco based cocktails. In June 2010 CPCh purchased Fehrenberg, a small, but well-recognized spirits brand produced in Chile. In July 2011 CPCh began the distribution of Pernod Ricard products (Chivas Regal, Ballantine’s, Havana Club, Absolut, among others). Furthermore, in 2011, CPCh signed a licence agreement for the commercialization and distribution in Chile of the pisco brand Bauzá. In addition, in 2011 CPCh acquired 49% of the licensor company Compañía Pisquera Bauzá S.A. (“Bauza”), the owner of the brand in Chile, and CPCh sold such interest to Agroproductos Bauzá S.A. in January 2016.

In December 2007, we entered into an agreement with Nestlé Chile S.A. and Nestlé Waters Chile S.A., the latter of which acquired a 20% interest in our subsidiary Aguas CCU-Nestlé Chile S.A. (“Aguas CCU”), the company through which we develop our bottled water business in Chile. As part of this new association, Aguas CCU introduced in 2008 the Nestlé Pure Life brand in Chile. On June 4, 2009 ECUSA received a notice from Nestlé Waters Chile S.A. whereby it exercised its irrevocable option to buy 29.9% of Aguas CCU’s equity, pursuant to the terms and conditions of the association agreement. The completion of the deal represented a profit before taxes for ECUSA of CLP 24,439 million. On September 30, 2009 in the extraordinary shareholders’ meetings, Aguas CCU and Nestlé Waters Chile S.A. approved the merger of both companies, the latter being the surviving company under the name Aguas CCU-Nestlé Chile S.A. The current shareholders of Aguas CCU are ECUSA (50.10%) and Nestlé Chile S.A. (49.90%).

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

In December 2010, our subsidiary Inversiones Invex CCU Ltda., acquired a 4.04% equity stake in CCU Argentina from Anheuser-Busch Investment, S.L. After the acquisition, CCU, through its subsidiary Inversiones Invex CCU Ltda., became the sole equity holder of CCU Argentina. This transaction had no effect on the Budweiser brand production and distribution contract, which was set to expire in 2025 (prior to the 2017 offer letter signed between ABI and CCU Argentina described below). The license for the distribution of the brand in Chile expired in 2015. Currently, CCU’s subsidiaries Inversiones Invex CCU Ltda. and Inversiones Invex CCU Dos Ltda. own 80.649% and 19.351%, respectively, of CCU Argentina’s share capital. CCU Argentina owns 77.005% of CICSA’s share capital, Inversiones Invex CCU Dos Ltda owns the remaining 22.995%.

In December 2010, CICSA acquired equity interests in Saénz Briones y Cía. S.A.I.C. and Sidra La Victoria S.A. Through this transaction, CICSA became the controlling shareholder of these companies. These companies own the assets used in the production, packaging and marketing of cider and other spirits businesses in Argentina, which are marketed through several brands, the most important cider and spirits brands are Real, La Victoria, Saénz Briones, 1888 and in spirits, El Abuelo. In 2015 Sidra La Victoria S.A. merged with and into Saénz Briones y Cía S.A.I.C.

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

In September 2012, CCU acquired 100% of the shares of the Uruguayan companies Milotur S.A. (“Milotur”), Marzurel S.A. (“Marzurel”) and Coralina S.A. (“Coralina”) and, indirectly of Andrimar S.A. (“Andrimar”), a wholly-owned subsidiary of Milotur. These companies own the assets of a business developed in Uruguay that engages in the production and commercialization of mineral and flavored bottled water under the Nativa brand, and carbonated soft drinks under the Nix brand. Milotur also commercializes Schneider and Heineken beer brands, the latter due to an amendment to the trademark license agreement in force with Heineken Brouwerijen B.V.

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

In May 2014, CCU entered the Bolivian market through a partnership with Grupo Monasterio, acquiring 34% of Bebidas Bolivianas BBO S.A. (“BBO”). BBO produces and commercializes alcoholic and non-alcoholic beverages in Bolivia. CCU's initial stake in BBO was 34%, which was obtained by a capital injection, and which contemplates the right of CCU to acquire additional interests that would enable it to own 51% of the shares of BBO in a second stage. This transaction also includes contracts that allow BBO to operate CCU’s brands in Bolivia. The Company has recorded this investment under joint ventures and associated companies. As of 2014, BBO acquired Cordillera beer brand from SABMiller.

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

In November 2014, CCU, directly and through its subsidiary CCU Inversiones II Ltda., signed a series of contracts and agreements with the Colombian entity Postobón S.A. and related companies (“Grupo Postobón”), by which we agreed to initiate a joint venture for the manufacturing, commercialization and distribution of beer and malt based non-alcoholic beverages in Colombia. The joint venture was established through a company named Central Cervecera de Colombia S.A.S. (“CCC”), in which CCU and Grupo Postobón participate in equal parts. This transaction included the following contracts and agreements: an investment framework agreement, a shareholders agreement, a long-term logistics and distribution contract and a sales contract governing services to be provided by Grupo Postobón to CCC, a trademark license agreements granted to CCC by CCU and Grupo Postobón, a shared services agreement governing services to be provided by Postobón to CCC, and an exclusive license granted by Heineken to CCC for the import, production and distribution of Heineken products in Colombia. As of September 2015, CCC also has an exclusive contract to import, produce and distribute Coors Light in Colombia. Additionally, as of April 1, 2016, CCC also has an exclusive license granted by Heineken to import, produce and distribute Tecate in Colombia and Sol as of July 1, 2017.

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

In 2015 we sold the brands Calaf and Natur to Carozzi, leaving Foods only with its 50% stake in Nutrabien. During 2016, Foods acquired the remaining 50% stake of Nutrabien.

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

In March 2016, we, through our subsidiary Bebidas del Paraguay S.A., acquired 51% of Sajonia Brewing Company SRL (formerly Artisan SRL) which produces and commercializes Sajonia craft beer in Paraguay.

In 2016, CCC acquired the brand and assets related to the craft beer brand “3 Cordilleras” of Artesana Beer Company S.A. in Colombia.  CCC is reported under Joint Ventures and Associated Companies.

In 2017, we began producing and commercializing Miller Genuine Draft (“MGD”) in Argentina.

As of April 2017, CCC also has a license agreement to commercialize and distribute the Miller Lite and Miller Genuine Draft brands in Colombia.

In June 2017, CPCh incorporated to its portfolio the Peruvian pisco brand BarSol, through the acquisition of 40% of Americas Distilling Investments LLC (“ADI”), which is based in the United States and owns the BarSol brand and productive assets based in Peru.

On August 16, 2017, CCU, through its subsidiary CCU Inversiones ll Ltda., acquired 50% of Zona Franca Central Cervecera S.A.S. (“ZF CC”), a company incorporated in Colombia in which CCU and Grupo Postobón are the sole shareholders in equal parts. The price of the transaction amounted to USD 10.2 million, equivalent to CLP 6.4 billion. The purpose of ZF CC is to act exclusively as an industrial user of one or more free-trade zones, providing toll manufacturing services to CCC, which will produce, market and distribute beer and malt beverages.

In December 2017, CCU, through its subsidiary CCU Inversiones S.A., increased its stake in VSPT by acquiring additional outstanding shares of VSPT through a tender offer, which concluded at the end of January 2018, and allowed us to increase our total stake from 67.22% to 83.01%.

On September 6, 2017, CCU and CCU Argentina signed an offer letter with ABI (together with CCU Argentina, the "Parties"), under which the early termination of the "Budweiser" license agreement in Argentina was agreed to in exchange for the transfer to CCU Argentina of a portfolio of beer brands and cash payments, among other matters. This transaction was subject to the prior approval of the Comisión Nacional de Defensa de la Competencia (“CNDC”) and the Secretario de Comercio del Ministerio de Producción de la Argentina (“SECOM”), which are Argentina’s antitrust regulators. On March 14, 2018, SECOM, based on the CNDC's favorable opinion, approved the transaction, pending review and approval by the CNDC of the terms and conditions of the definitive contracts in respect thereof. On April 27, 2018, after receiving the approval from CNDC and SECOM, the Parties were legally obliged to close the transaction. On May 2, 2018, the abovementioned transaction (the “Transaction”) was executed, which included, among other matters: (i) the early termination of the Budweiser brand license agreement in Argentina, between the Parties, and (ii) the transfer to CCU Argentina of the ownership of the Isenbeck, Diosa, Norte, Iguana and Báltica brands, as well as the transfer of the licenses for Argentina of the international brands Warsteiner and Grolsch. In order to achieve an orderly transition of the aforementioned brands, the Transaction contemplates several contracts in which (i) CCU Argentina will produce Budweiser, on behalf of ABI, for a period of up to one year; (ii) ABI will produce Isenbeck and Diosa, on behalf of CCU Argentina, for a period of up to one year; and (iii) ABI will carry out the production and distribution of Iguana, Norte, Báltica, Grolsch and Warsteiner, on behalf of CCU Argentina, for a period of up to three years (the “Transition Brands”). As a consequence, as of May 2, 2018, CCU Argentina began commercializing Isenbeck and Diosa and ceased selling Budweiser. As part of the terms of the Transaction, CCU Argentina received from ABI a cash payment of US$ 306 million, as part of its compensation for the early termination of the license contract for the Budweiser brand, as well as an additional US$ 10 million for producing Budweiser on behalf of ABI for a year. CCU Argentina will also receive from ABI payments of up to US$ 28 million per year, for a period of up to three years, depending on the scope and length of the transition of the production and/or commercialization of the Transition Brands.

On June 15, 2017, Foods and CCU Inversiones S.A. signed a purchase agreement, for the sale of all the shares of its subsidiary Nutrabien, with Ideal S.A, a subsidiary of Grupo Bimbo, subject to the approval of the antitrust authorities in Chile. Having received said approval, the sale of 100% of the shares of Nutrabien to Ideal S.A. was completed on December 17, 2018.

On August 9, 2018, CCU exercised its option to purchase from Grupo Monasterio, holder of 66% of BBO capital stock 30,286, ordinary shares of BBO, representing 17% of the total capital stock of BBO, with which CCU increased its stake from 34% to 51%, with Grupo Monasterio retaining the remaining 49%. Subsequently, on December 17, 2018, CCU contributed the totality of its BBO shares to its subsidiary CCU Inversiones II Ltda., the current shareholder and controller of BBO.

On August 17, 2018, CCU placed a three million UF bond in the Chilean market. The 25-year bullet note was priced at 2.85% in UF’s (Chile’s inflation adjusted currency), which represented a spread of 68 bps over the Chilean Central Bank bond (BCU) with the same duration.

In September of 2018, CCU was included for the first time in the Dow Jones Sustainability Index Chile, created in 2015, which assesses and selects companies based on an analysis of their environmental, social and governance (ESG) performance.

On September 4, 2018, CCU and 29 other companies in Chile, signed a Zero Waste to Landfill Clean Production Agreement (CPA), together with the Chilean government’s Sustainability and Climate Change Agency (ASCC) and the Recycling Industry National Association. In this agreement, the participant companies committed to reducing to zero the waste that they send to landfills, within a period of two years.

On December 27, 2018, CCU, through its subsidiary Viña San Pedro Tarapacá S.A., signed an agreement with Pernod Ricard Argentina to acquire part of the Pernod Ricard wine business in that country. The purchase agreement, which is subject to compliance with the usual closing conditions for such operations, includes the Graffigna, Colón and Santa Silvia brands, which together represent approximately 1.5 million boxes of 9 liters per year. The Graffigna winery, located in the province of San Juan, is included in the transaction, along with the Pocito and Cañada Honda vineyards, also located in San Juan, as well as the La Consulta vineyard, located in the Uco Valley, in Mendoza.

At the end of 2018, CCU finalized the construction of the new distribution center for non-alcoholic beverages that is part of the CCU Renca Project. The new distribution center has a 22,500 square meter warehouse and uses 100% electricity-powered machinery, in addition to being a zero-waste-to-landfill operation. The CCU Renca Project also includes a production plant for non-alcoholic beverages, which is expected to begin construction during 2019.

In November of 2018, and as part of our electromobility plan, CCU began to operate the first 100% electric, high-tonnage truck in the country. With a capacity of up to 13 tons and a range of 280 kilometers, the heavy-load vehicle will be used to transport CCU’s products in Santiago. CCU’s goal is for electric trucks to represent 50% of the fleet by 2030.

Capital Expenditures

The capital expenditure figures for the last three years shown below reconcile to the Cash Flow statement as shown in the Consolidated Statements of Cash Flows.

Our capital expenditures for the last three years were CLP 128,883 million, CLP 125,765 million and CLP 131,440 million, respectively, totaling CLP 386,089 million of which CLP 281,427 million was invested in Chile and CLP 104,662 million outside Chile.

In recent years, our capital expenditures were made primarily for the expansion of our production and bottling operations, improving the distribution chain, additional returnable bottles and boxes, increasing marketing assets (mainly refrigerators), environmental improvements and the integration of new operations, among others.

During 2016, 60% of our capital expenditures were allocated to our operations in Chile. These investments were required to support increased sales volume, with investments related to increasing bottling capacity, new lines, replacement of obsolete lines and marketing assets. We also invested in distribution centers throughout Chile in order to optimize the distribution of our products and new categories.

During 2017, 86% of our capital expenditures were allocated to our operations in Chile. These investments were necessary to improve our capacity and operational efficiencies, as well as the quality of our production processes, logistics and distribution, including the initiation of the process of changing pallets from wood to plastic and the start of construction of a new distribution center in Santiago. We also invested in our businesses in Argentina with capacity increases to support increased sales volume.

During 2018, 80% of our capital expenditures were allocated to our operations in Chile. These investments were made to increase production capacity and productive efficiencies, as well as the quality of our logistics and distribution processes, continuing with the process of changing from wood to plastic pallets and the start-up of the new distribution center in Santiago. Additionally, we have acquired new lands and plantations for our wine business, as well as invested in the automation of the elaboration process. We also invested in our businesses in Argentina with capacity increases to support increased sales volume.

The following table shows our primary capital expenditures for the period 2016 - 2018. See “Item 5: Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Capital Expenditures” for the 2019 - 2022 period.

CLP Million	2016	2017	2018
Chile	89,290	93,452	98,683
Abroad	39,593	32,313	32,757
Total	128,883	125,765	131,440

B.   Business Overview

1)       Summary

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay, Peru and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, juice, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks and juice categories. In Bolivia, CCU participates in the beer, water, soft drinks, juice and malt beverage categories. In Colombia, the Company participates in the beer industry and in Peru, in the pisco industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V.,  PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s) and Coors Brewing Company.

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

In 2015 the Committee of International Business was created, which brought together management of business activities in Argentina, Uruguay and Paraguay. Following this, the Río de la Plata Operating segment (consisting of the business activities referred to above) was renamed the International Business Operating segment. The Committee of International Business also represents and looks after the interests associated with investments in  Colombia, which continue to report their results under Equity and Income of JVs and are associated on a consolidated basis.

CCU completed the 2016-18 Strategic Plan, which included, among other initiatives, the “ExCCelencia CCU” program. During 2016 we implemented the integration of the route-to-market of the beer and non-alcoholic category in Chile throughout the country. Simultaneously, the Company incorporated into the Chile Operating segment the business activities performed by the Strategic Service Units (“SSU”), which include Transportes CCU Limitada (“Transportes CCU”), Comercial CCU S.A. (“Comercial CCU”), CRECCU S.A. (“CRECCU”) and Fábrica de Envases de Plásticos S.A. (“Plasco”). This change enables us to capture additional efficiencies and improve the service level of our logistics operation.

At the end of 2018, CCU launched the 2019-21 Strategic Plan, which continues to be based on our three Strategic Pillars: Growth, Profitability and Sustainability. Our plan has six strategic goals: 1) grow profitably in all our business units; 2) strengthen our brands; 3) continue to innovate; 4) execute our “ExCCelencia CCU” program to capture additional efficiencies; 5) continue working towards the integral development of our employees; and 6) taking care of our planet through the development and implementation of our 2030 Environmental Vision.

2)       Overview

Overview: Chile Operating segment

We estimate that our weighted volume market share2 for the Chile Operating segment was approximately 42.3%, 42.7% and 43.4% in 2016, 2017 and 2018, respectively. Weighted volume market share includes all categories in which CCU participates in the Chilean domestic market, excluding wines and HOD, according to Nielsen figures.

2 The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date.

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

Our non-alcoholic beverages in Chile include carbonated soft drinks (both cola and non-cola), juices, sports and energy drinks, ice tea; and water, which include mineral, purified and flavored bottled water. These include both our proprietary brands and brands produced under license, from PepsiCo (carbonated and non-carbonated soft drinks), Schweppes Holdings (carbonated soft drinks) and Promarca (juice and fruit-flavored beverages). In the energy drinks business, we are the exclusive distributor of Red Bull energy drinks in Chile. We also produce and distribute purified waters under license from Societé des Produits Nestlé S.A. and others, and distribute the imported brand Perrier. We also participate in the ready-to-mix category with instant powder drinks in a joint operation with Carozzi.

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

During 2016 we implemented the integration of the route-to-market of the beer and non-alcoholic category in Chile throughout the country, and at the same time, the Company incorporated into the Chile Operating segment the business activities performed by the SSU, which include Transportes CCU, Comercial CCU, CRECCU and Plasco.

Comercial CCU is responsible for the sale of all of the Company’s products through a single sales force in those areas where this synergic sales model is more efficient. Additionally, product distribution is handled by our subsidiary Transportes CCU. Comercial Patagona Limitada (“Comercial Patagona”) handles our sales and distribution in the Magallanes Region. In the case of our HOD service, Manantial directly handles its own sales and distribution, given the nature of the business.

In Argentina, Bolivia, Paraguay and Uruguay we use our own sales force, as well as third party distributors.

Plasco, a subsidiary of CCU, produces nearly all of the injected preforms we use to produce plastic bottles in the Chile Operating segment.

Overview: International Business Operating segment

We estimate that our weighted volume market share3 for the International Business Operating segment was approximately 14.0%, 14.7% and 20.0% in 2016, 2017 and 2018, respectively, including beer and ciders in Argentina according to Nielsen; carbonated soft drinks, beer, juice, mineral water and flavored water in Uruguay, according to IDRetail; and beer, carbonated soft drinks, juice and mineral water in Paraguay, according to internal estimates.

3 The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date, but the 2018 figure does not consider Bolivia.  Inclusive of Bolivia, the 2018 figure would have been 15.8%.

We produce and/or import, sell and distribute beer under proprietary brands and licensed brands in Argentina, Bolivia, Paraguay and Uruguay. We also produce, sell and distribute cider in Argentina.

In Argentina, we are the exclusive producer and distributor of Heineken, Amstel, Sol, and Miller beer brands; and the exclusive distributor of imported Kunstmann and Blue Moon beer brands. Also, from Argentina we export Schneider and Imperial beers, our proprietary brands, and Heineken to Bolivia, Paraguay and Uruguay. Additionally, through our subsidiaries in Paraguay, we have the license to distribute beer under the Heineken, Coors, Paulaner, Schneider and Kunstmann brands. Also, through our subsidiaries in Bolivia, we have the license to distribute beer under the Heineken brand.

In Uruguay, CCU, through its subsidiaries, produces and distributes mineral and flavored bottled water under the Nativa brand, carbonated soft drinks under the Nix brand, juices under Watt´s brand, isotonic beverages under FullSport brand and we launched an energy drink under the Thor brand. As of 2017, we export Watt’s juice and Full Sport to Paraguay.

In Paraguay, CCU, through its subsidiaries, produces and distributes carbonated soft drinks under the brand Pulp, Puro Sol for juices, La Fuente for waters, and Zuma for flavored water, and has been granted the license to produce and distribute juice under the Watt’s brand. In addition to imported beer distribution in Paraguay, the Company entered into craft beer market production with the Sajonia brand.

In Bolivia, CCU, through its subsidiary BBO, produces and distributes beer under the brands Real, Capital and Cordillera; and carbonated soft drinks under Mendocina, Free Cola, Sinalco and Malta Real. The latter is a soft drink with sugar based on malt, but without alcohol. Mendocina also participates in the water category and Natur-All for juices.

Overview: Wine Operating segment

Viña San Pedro Tarapacá S.A. (“VSPT”) produces and markets a full range of wine products for the domestic and export markets, reaching over 80 countries. The weighted average volume market4 share was 18.1%, 18.2% and 17.7% in 2016, 2017 and 2018, respectively. In 2018 VSPT’s sales amounted to approximately 30.0% of total measured domestic industry sales by volume in Chile, according to Nielsen, and 12.3% of total Chilean wine export sales by volume, when excluding bulk wine, according to Wines of Chile Association.

VSPT’s primary vineyards are located in the main viticulture valleys in Chile, with production plants in the cities of Molina, Totihue, Isla de Maipo and also in Mendoza, Argentina.

Overview: Joint Ventures and Associated Companies

CCU is equal joint owner with Malterías Unidas S.A. of Cervecería Austral, a company that produces, sells and distributes Austral beer in Chile. Additionally, Cervecería CCU has a two-year renewable license agreement, subject to compliance with the conditions established in the agreement, for the production of Austral Lager beer, returnable liter containers and kegs in Chile and a distribution agreement for the sale and marketing of all Austral products in Chile, with the exception of the Magallanes Region, where selling and distribution is carried out by Comercial Patagona Ltda., a subsidiary of Cervecería Austral.

In Colombia, CCU entered into a series of contracts and agreements with Grupo Postobón, by which the parties agreed to initiate a joint agreement for the manufacturing, commercialization and distribution of beer and malt based non-alcoholic beverages through CCC in Colombia. CCC is a 50-50 joint venture between CCU and Grupo Postobón, in which neither party exercises full control; thus, CCU uses the equity method to account for this investment. CCC has exclusive contracts to import, produce and distribute Heineken, Amstel, Murphys, Buckler, Coors Light, Tecate and Sol in Colombia. In 2016 CCC acquired the brand and assets related to the craft beer brand “3 Cordilleras” of Artesana Beer Company S.A. As of April 2017, the Miller Lite and Miller Genuine Draft brands were incorporated by means of a license agreement for the development and/or marketing of these brands in Colombia. In August 2017, through its subsidiary CCU Inversiones ll Ltda., CCU acquired 50% of the shares of ZF CC, in which Grupo Postobón holds the remaining 50%. ZF CC acts exclusively as an industrial user of one or more free-trade zones in Colombia, providing toll manufacturing services to CCC, which will produce, commercialize and distribute beer and malt beverages. In February 2019, CCC launched Andina, our first mainstream beer brand produced locally in the new brewery, located north of Bogota, in the municipality of Sesquile, Cundinamarca.

4 The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date.

Until the end of 2018, CCU participated in the sweet snacks business by means of a joint venture between CCU Inversiones S.A. and Industria Nacional de Alimentos S.A., the latter a subsidiary of Quiñenco, each with a 50% interest in Foods, the parent company of Nutrabien, a company that specializes in high-quality baked-goods. On December 17, 2018, CCU completed the sale of 100% of its shares of Nutrabien and exited the sweet snacks business.

3)        The Beverage Market

The Beverage Market: Chile Operating segment

We estimate that annual beer consumption in Chile was 821 million liters in 2018 or approximately 44 liters per capita. The following table shows our estimates for total and per capita consumption levels for beer in Chile for the years 2014 - 2018:

Year	Total Beer Sales Volume(1)	Per Capita
	(in millions of liters)	(liters)
2014	745	42
2015	767	43
2016	780	43
2017	799	43
2018	821	44
(1) Source: Canadean figures. 2014 to 2017 - Global Beverage Forecast of September 2017. 2018 - Quarterly Beverage Forecast of February 2019.

The non-alcoholic beverages market in Chile consists of both carbonated and non-carbonated beverages. The principal types of carbonated beverages are colas, non-colas and carbonated mineral bottled water. The non-carbonated beverages are fruit juices, functional drinks and non-carbonated mineral, purified and flavored bottled water.

The table below sets forth our estimates of total and per capita consumption of non-alcoholic beverage in Chile during each of the last five years:

	Total Non-Alcoholic Beverage
	Sales Volume(1)				Per Capita
	(in millions of liters)				(liters)
Year	Carbonated Soft drinks	Juices	Functional drinks(2)	Water(3)	Carbonated Soft drinks	Juices	Functional drinks(2)	Water(3)

2014	2,296	429	56	596	129	24	3	33
2015	2,270	417	67	638	126	23	4	35
2016	2,249	424	74	668	124	23	4	37
2017	2,215	434	87	710	121	24	5	39
2018	2,150	436	89	714	116	23	5	38
(1) Source: Canadean figures. 2014 to 2017 - Global Beverage Forecast of September 2017. 2018 - Quarterly Beverage Forecast of February 2019.
(2) Includes Sports drinks, Energy drinks, ice tea and ice coffee.
(3) Includes HOD, packaged water, flavored water, enhanced water.

  The following table sets forth Nielsen estimates as to the percentage of total carbonated soft drinks sales in Chile, represented by each of the two principal categories of carbonated soft drinks during the last three years:

Type	2016	2017	2018
Colas	54%	54%	55%
Non-colas	46%	46%	45%
Total	100%	100%	100%

Traditionally, beer, wine and pisco have been the principal alcoholic beverages consumed in Chile. Pisco is a distilled wine spirit, produced in the regions of Atacama and Coquimbo in the north of Chile.

The table below sets forth our estimates of total and per capita spirits consumption in Chile during the last five years:

	Total Spirits
Year	Sales Volume(1)	Per Capita
	(in millions of liters)	(liters)
2014	70	4
2015	71	4
2016	71	4
2017	72	4
2018	76	4
(1) Source: Canadean figures. 2014 to 2017 - Global Beverage Forecast of September 2017. 2018 - Quarterly Beverage Forecast of February 2019.

The beverage excise taxes in Chile are as shown in the following table:

Category	Current Excise Tax
Beer	20.5%
Wine	20.5%
Spirits	31.5%
Sugar containing Softdrink(1)	18.0%
No sugar containing Softdrink(2)	10.0%
Flavored Water	10.0%
(1) more than 15 gr / 240 ml of sugar
(2) with 15 gr / 240 ml or less of sugar

The Beverage Market: International Business Operating segment

The Argentine beer market is estimated by us to be 2.2 times the size of Chile’s. Traditionally, beer and wine have been the principal alcoholic beverages consumed in the country. We estimate that annual beer consumption in Argentina was 2,080 million liters in 2018 or approximately 47 liters per capita.

The table below sets forth our estimates of total and per capita beer, functional, spirits and cider consumption in Argentina during the last five years:

	Argentina
	Total Sales Volume(1)			Per Capita
	(in millions of liters)			(liters)
Year	Beer	Spirits	Cider	Beer	Spirits	Cider
2014	1,833	130	94	43	3	2
2015	1,875	130	95	43	3	2
2016	1,778	130	89	41	3	2
2017(2)	2,032	135	88	46	3	2
2018(2)	2,080	153	93	47	3	2
(1) Source: Canadean figures. 2014 to 2017 - Global Beverage Forecast of September 2017. 2018 - Quarterly Beverage Forecast of February 2019. (2) Internal estimates for beer category.

On December 2017, the Argentine Congress passed a new bill (which became effective on March 1, 2018), which, amongst other measures, increases the excise tax on several beverages. The following table shows current nominal Argentinean excise taxes:

Category	Current Excise Tax
Beer	14.0%
Whisky	26.0%
10% - 29% alcohol content	20.0%
30% or more alcohol content	26.0%
Wine - cider	0.0%
Flavored soft drinks, mineral water and juices	4.0% - 8.0%

In Uruguay, we participate in the beer and non-alcoholic beverages categories since our entrance to the market in 2012. The table below sets forth our estimates of total and per capita beer and non-alcoholic beverage consumption in Uruguay in the last five years:

	Uruguay
	Total Sales Volume(1)				Per Capita
	(in millions of liters)				(liters)
Year	Beer	Carbonated Soft drinks	Juices	Water(2)	Beer	Carbonated Soft drinks	Juices	Water(2)
2014	104	395	31	329	30	114	9	95
2015	106	386	33	360	31	111	10	104
2016	100	377	34	399	29	108	10	115
2017	103	374	35	436	29	107	10	125
2018	110	372	33	457	31	106	9	130

(1) Source: Canadean figures.

2014 to 2017 - Global Beverage Forecast of September 2017.

2018 - Quarterly Beverage Forecast of February 2019.

(2)Includes HOD, packaged water, flavored water, enhanced water.

In Paraguay, we participate in the beer and non-alcoholic beverages categories since our entrance to the market in 2013, both proprietary and under license. The table below sets forth our estimates of total and per capita beer and non-alcoholic beverage consumption in Paraguay in the last five years:

	Paraguay
	Total Sales Volume(1)				Per Capita
	(in millions of liters)				(liters)
Year	Beer	Carbonated Soft drinks	Juices	Water(2)	Beer	Carbonated Soft drinks	Juices	Water(2)
2014	289	554	54	261	43	83	8	39
2015	290	541	55	282	43	80	8	42
2016	297	547	57	316	43	80	8	46
2017	303	554	57	346	44	80	8	50
2018	327	586	73	364	46	83	10	52

(1)Source: Canadean figures.

2014 to 2017 - Global Beverage Forecast of September 2017.

2018 - Quarterly Beverage Forecast of February 2019.

(2)Includes HOD, packaged water, flavored water, enhanced water.

In Bolivia, we participate in the beer and non-alcoholic beverages categories, both proprietary and under license. BBO is consolidated in our Income Statements since August 2018. The table below sets forth our estimates of total and per capita beer and non-alcoholic beverage consumption in Bolivia during 2018:

Bolivia
	Total Sales Volume(1)			liters Per Capita
	(in millions of liters)			(liters)
Year	Beer	Carbonated Soft drinks	Water	Beer	Carbonated Soft drinks	Water
2018	389	1116	231	35	100	21
(1) Source: Canadean figures. 2014 to 2017 - Global Beverage Forecast of September 2017. 2018 - Quarterly Beverage Forecast of February 2019.

The Beverage Market: Wine Operating segment

The following chart shows our estimates for the wine market and per capita consumption levels for wine in Chile for the last five years:

Year	Total Volume (1)	Per Capita
	(in millions of liters)	(liters)
2014	225	13
2015	231	13
2016	233	13
2017	236	13
2018(2)	235	13
(1) Source: Canadean figures. 2014 to 2017 - Global Beverage Forecast of September 2017. 2018 - Quarterly Beverage Forecast of February 2019. (2) Internal estimates.

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

4)       Production and Marketing

Production and Marketing: Chile Operating segment

The production, marketing and sales of beverages in Chile generated Net sales of  CLP 997,376 million, CLP 1,047,119 million and CLP 1,109,574 million in 2016, 2017 and 2018, respectively, or 64.0%, 61.7% and 62.2% of CCU’s consolidated Net sales in those years. Our sales by volume in Chile increased 5.6% in 2018.

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

Our brand Cristal is the best selling beer brand in Chile, followed by Escudo, the second most popular beer in the country. Other relevant brands are: Royal Guard, our proprietary premium beer brand; Morenita, our dark beer brand; Dorada, our convenience brand; and Stones, a flavored sweetened beer, with 2.5% alcohol content. From time to time, we introduce innovations and brand extensions to our most relevant brands, highlighting during 2018 the following: Escudo Sin Filtrar, Smooth Lager de Royal, Austral Ruibarbo, Guayacán IPA and Guaraná Stones. In 2018, we also launched Bavaria, a new mainstream brand.

In October 2001, Cervecería Austral entered into a license agreement with our subsidiary Cervecería CCU to produce and sell our brand Cristal, as well as any other brand owned by or licensed to Cervecería CCU in the southern part of Chile. The agreement also permits us to commercialize and distribute the Austral brand in Chile, with the exception of the Magallanes Region, where selling and distribution is carried out by Comercial Patagona Ltda., a subsidiary of Cervecería Austral. This agreement is currently renewable for periods of two years, subject to compliance with the contract conditions.

On April 28, 2003, through our subsidiaries Cervecería CCU and CCU Argentina, we and Heineken Brouwerijen B.V. signed license and technical assistance agreements providing us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina commencing June 18, 2003. On October 12, 2011, we signed with Heineken Brouwerijen B.V. the Amended and Restated versions of the Trademark License Agreements, which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina, in force as of January 1, 2011. These agreements have an initial term of ten years, and shall automatically be renewed each January 1 for a new period of ten years, unless either party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires. In Chile, Heineken is the leading brand in the premium segment, the beer segment with the highest growth in recent years. In 2018, CCU launched Heineken 0.0 in Chile, the first country in Latin America to offer this non-alcoholic premium brand.

In 2013 we launched the Sol brand (from Heineken) in the north of Chile, completing the national roll out of the brand in 2014. As of 2015, we started to produce Sol beer brand in our facilities. We have an exclusive ten year license, automatically renewable on a yearly basis, for up to ten additional years, on similar terms to Heineken for Sol (rolling contract), unless notice of non-renewal is given. In addition, we also have the license to import, sell and distribute Tecate in Chile.

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

The following table shows our proprietary parent beer brands, brands produced under license and brands imported under license for the Chilean Market:

Premium	Mainstream	Convenience

Royal Guard	Cristal	Dorada
Heineken(1)	Cristal Cer0,0°(2)
Heineken 0.0(2)(3)(6)	Escudo
Austral(1)	Morenita
Polar Imperial(1)	Stones
Kunstmann	Andes Bavaria
D'olbek
Sol(1)
Coors(3)
Tecate(4)
Blue Moon(4)
Szot(5)
Guayacán
(1) Produced under license.
(2) Non-alcoholic beer.
(3) Imported/Produced under license.
(4) Imported.
(5) Distribution contract.
(6) Commercialization began in February 2018.

Our beer products sold in Chile are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans or stainless steel kegs at our main production facilities in the Chilean cities of Santiago, Temuco, Valdivia, and Punta Arenas.

During the last three years we sold our beer products in Chile in the following containers:

Percentage of Total Beer Products Sold
Container	2016	2017	2018

Returnable (1)	37%	34%	30%
Non-returnable (2)	59%	63%	67%
Returnable kegs (3)	4%	4%	4%
Total	100%	100%	100%

(1) Returnable beer containers include glass bottles of various sizes.
(2) Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.
(3) Returnable kegs are stainless steel containers, which have a capacity of 20, 30 and 50 liters.

The following table sets forth our beer sales volume breakdown in Chile by category, for each of the last three years:

Category	2016	2017	2018
Premium	21%	21%	23%
Mainstream	75%	75%	73%
Convenience	4%	4%	4%
Total	100%	100%	100%

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

In 1994, our subsidiary ECUSA and Cadbury Schweppes plc (“Cadbury Schweppes”), the latter through its subsidiaries CS Beverages Ltd. and Canada Dry Corporation Ltd., entered into license agreements for all Cadbury Schweppes products. On December 11, 1998, The Coca-Cola Company announced an agreement with Cadbury Schweppes to acquire certain of the latter's international beverage brands, including those licensed to ECUSA, and in August 1999 the agreement was reported to have been consummated. In September 2000, after more than a year’s litigation, both in Chile (suits at civil courts and antitrust authorities) and England (arbitration under ICC rules), ECUSA and The Coca-Cola Company reached an agreement superseding ECUSA’s previous license contracts with CS Beverages Ltd. and Canada Dry Corporation Ltd. The new agreement, referred to as the “Bottler Contract”, was executed between ECUSA and Schweppes Holdings Ltd., concerning the Crush and Canada Dry brands, and was approved by the Chilean antitrust commission, thus putting an end to the proceeding regarding the Cadbury Schweppes brands issue and dismissing all complaints filed in consideration of the agreement. On January 15, 2009, the parties executed an amendment to the Bottler Contract which, among others, extended its duration until December 31, 2018, renewable for consecutive five-year periods, subject to the compliance with the contract conditions. The contract was renewed until December 31, 2023.

In August, 2002, we began importing, selling and distributing Gatorade, a sport drink. In March 2006, a new franchise commitment letter and exclusive bottling appointment ("Gatorade Contracts") were executed between ECUSA and Stokely Van-Camp, Inc., a subsidiary of PepsiCo, Inc., authorizing ECUSA to bottle, sell and distribute Gatorade products in Chile, for an initial term ending on March 31, 2010, automatically renewable for successive two or three-year periods if certain conditions set forth in the Gatorade Contracts were met. In October 2013, ECUSA and Stokely Van-Camp, Inc. entered into a Second Amendment to the Gatorade Contracts under which such Contracts were renewed for a period ending on December 2018, subject to automatic renewal for an additional period equal to the term of the Shareholders Agreement of Bebidas CCU-PepsiCo SpA, that is, 2043, upon satisfaction of certain conditions. Since said conditions were satisfied, the Gatorade Contracts were automatically renewed in December 2018 as stated above. Since October 2006, we have been producing Gatorade locally.

In November 2007, ECUSA signed an exclusive bottling agreement with Pepsi Lipton International Limited, authorizing ECUSA to produce, sell and distribute ready to drink tea beverages in Chile. This agreement terminates on March 31, 2020.

The license agreement for juice products with Watt’s, which granted us exclusive production rights, was first signed in June 1977 and originally had a 33-year term. In February 1999, a new license agreement was signed allowing us to produce new flavors and bottle Watt’s juices in non-returnable packaging (wide mouth glass and plastic bottles). A new license agreement between us and Watt’s S.A. was signed in July 2004. This new contract granted us a ten-year license renewable automatically for three consecutive periods of three years if the conditions set forth in the contract were fulfilled at the date of renewal. In December 2006, we signed a joint venture agreement with Watt’s S.A., under which, as of January 30, 2007, we participate in equal parts in Promarca S.A. This company owns the brands “Watt’s”, “Watt’s Ice Frut”, “Yogu Yogu”, “Shake a Shake” and “Frugo”, among others in Chile. Promarca S.A. granted both of its shareholders (New Ecusa S.A., a subsidiary of ECUSA, and Watt’s Dos S.A., a subsidiary of Watt’s), for an indefinite period, the exclusive licenses for the production and sale of the different product categories.

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

In line with our multicategory business strategy, in November 2015 we entered the ready-to-mix category through a joint operation agreement with Carozzi, for the production, commercialization, and distribution of instant powder drinks under the brands Sprim, Fructus, Vivo and Caricia. In December 2015 we started to distribute Red Bull in Chile. Aligned with our innovation process in non-alcoholic beverages during 2017, we continue to strengthen Pepsi Zero, launched late 2016 in the Chilean market, by increasing consumer interest through new packaging formats. From time to time, we and our partners introduce innovations and brand extensions to our most relevant brands.  For example, in 2018, we and our partners introduced Pepsi Zero Limón, Ginger Ale Zero, Kem Xtreme Am and Kem Xtreme Pm.

The following table shows the soft drink and water parent brands produced and/or sold and distributed by us through our non-alcoholic subsidiary ECUSA, during 2018:

Brand	Product Category	Ownership	Affiliation(1)
Bilz	Soft Drink, Non-Cola	Proprietary	CCU
Pap	Soft Drink, Non-Cola	Proprietary	CCU
Kem	Soft Drink, Non-Cola	Proprietary	CCU
Kem Xtreme	Soft Drink, Non-Cola	Proprietary	CCU
Nobis	Soft Drink, Non-Cola	Proprietary	CCU
Canada Dry Ginger Ale	Soft Drink, Non-Cola	Licensed	Schweppes
Canada Dry Agua Tónica	Soft Drink, Non-Cola	Licensed	Schweppes
Canada Dry Limón Soda	Soft Drink, Non-Cola	Licensed	Schweppes
Crush	Soft Drink, Non-Cola	Licensed	Schweppes
Pepsi	Soft Drink, Cola	Licensed	PepsiCo
Seven-Up	Soft Drink, Non-Cola	Licensed	PepsiCo
Lipton Ice Tea	Ice Tea	Licensed	PepsiCo
Mirinda	Soft Drink, Non-Cola	Licensed	PepsiCo
Gatorade	Isotonic	Licensed	PepsiCo
Ocean Spray	Juices	Licensed	PepsiCo
Adrenaline Red	Energy	Licensed	PepsiCo
Red Bull	Energy	Licensed	Red Bull
Frugo	Fruit-flavored beverage	Licensed	Promarca
Watt’s	Juice	Licensed	Promarca
Watt’s Light	Juice	Licensed	Promarca
Watt’s Selección	Juice	Licensed	Promarca
Cachantun	Mineral Water	Proprietary	Aguas CCU
Mas	Flavored Water	Proprietary	Aguas CCU
Mas Woman	Flavored Water	Proprietary	Aguas CCU
Porvenir	Mineral Water	Proprietary	Aguas CCU
Perrier	Mineral Water	Licensed	Nestlé
Nestlé Pure Life	Purified Water	Licensed	Nestlé & others
Manantial	HOD	Proprietary	Manantial
Vivo	Ready-to-mix	Licensed	Bebidas Carozzi CCU
Fructus	Ready-to-mix	Proprietary	Bebidas Carozzi CCU
Sprim	Ready-to-mix	Proprietary	Carozzi
Caricia	Ready-to-mix	Licensed	Carozzi
(1) CCU indirectly owns 50% of Promarca S.A. and 50.1% of Aguas CCU. ECUSA owns 50% of Bebidas Carozzi CCU. Aguas CCU and ECUSA own 99.08% and 0.92% of Manantial, respectively.

During the last three years, we sold our non-alcoholic beverage products in the following packaging formats:

	Soft drinks			Mineral, purified and flavored water
Container	2016	2017	2018	2016	2017	2018
Returnable(1)	28%	29%	20%	28%	28%	28%
Non-returnable(2)	69%	67%	77%	72%	72%	72%
“Post-Mix”(3)	2%	4%	3%	-	-	-
Total	100%	100%	100%	100%	100%	100%

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

(3) Post-mix cylinders are sold specifically to on premise locations for fountain machines.

The following table shows the sales mix of our non-alcoholic beverages by category during each of the last three years:

Category	2016	2017	2018
Carbonated soft drinks
Colas
Licensed	16%	16%	18%
Non-colas
Proprietary	34%	33%	32%
Licensed	22%	23%	23%
Non-carbonated soft drinks
Juices
Licensed	22%	21%	21%
Others(1)
Licensed	6%	6%	6%

Soft drinks total	100%	100%	100%
Mineral water
Proprietary	41%	40%	39%
Licensed	0%	0%	0%
Purified water
Licensed	12%	14%	14%
Flavored water
Proprietary	19%	18%	19%
HOD	28%	28%	28%
Total Bottled Water	100%	100%	100%
(1) Includes functional drinks and teas.

After the completion of the CPCh transaction with Control in 2005, we expanded our proprietary parent brand portfolio considerably, adding brands such as Campanario in the pisco mainstream and cocktail categories, as well as Control C, Mistral, Horcón Quemado, Espíritu de los Andes and Tres Erres MOAI in the ultra-premium pisco segment, Mistral, Bauzá (until January 2016) and Tres Erres in the premium pisco segment and La Serena in the popular-priced pisco category. Furthermore, from time to time we introduce new brands of piscos and cocktails extensions and flavors. For example, during 2018 we introduced Sol de Cuba and Cusqueño Sour.

Our spirits are produced at four plants which are located in regions of Atacama and Coquimbo in the north of Chile. The bottling process is done in the Ovalle plant bottling facility. Horcón Quemado is produced and bottled in a third-party plant in the Atacama Region.

In the rum market, our proprietary parent brands are Cabo Viejo and Sierra Morena. Also, CPCh distributes Pernod Ricard products, including Chivas Regal, Ballantine’s, Havana Club and Absolut, among others.

In 2018 CPCh entered the cider category with the launch of Cygan, a beverage made from green and red apples, with an alcohol content of 4.5° and 64 calories per 100 ml.

The following table shows our parent pisco, cocktail and FAB brands:

Pisco and Cocktails			FAB
Premium	Mainstream	Convenience
Control C	Campanario	La Serena	Mistral Ice
Mistral	Ruta Cocktail		Bauzá Ice(1)
MOAI	Sol de Cuba		Iceberg
Horcón Quemado	Cusqueño Sour		Sierra Morena Ice
Tres Erres
Bauzá(1)
Espíritu de los Andes

                            (1) In January 2016 CPCh divested its interest in Compañía Pisquera Bauzá S.A.

In June 2017, CPCh added the Peruvian brand BarSol to its portfolio through the acquisition of 40% of Americas Distilling Investments LLC, which is based in the United States and owns the BarSol brand and productive assets based in Peru.

Production and Marketing: International Business Operating segment

Our International Business Operating segment generated Net sales of CLP 370,109 million, CLP 460,317 million and CLP 483,926 million in 2016, 2017 and 2018, respectively, representing 23.7%, 27.1% and 27.1% of CCU’s consolidated Net sales in those years. The International Operating segment includes our operations in Argentina, Bolivia, Paraguay and Uruguay.

CCU, through its subsidiary CCU Argentina, owns and operates breweries located in the cities of Salta, Santa Fe and Luján. Our main beer brands include Schneider, Imperial, Palermo, Santa Fe, Salta, and Córdoba and we hold exclusive license agreements for the production and commercialization of Miller, Heineken, Amstel and Sol. As of May of 2018, CCU Argentina’s brand portfolio also includes Isenbeck, Diosa, Iguana, Norte and Báltica, as well as the exclusive license agreements for the production and commercialization of Grolsch and Warsteiner, and no longer includes the license agreement for Budweiser5. CCU Argentina imports the Kunstmann and Blue Moon beer brands. Furthermore, CCU Argentina exports beer to several countries, mainly under the brands Schneider, Imperial and Heineken.

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

5 See “Item 4: Information on the Company – A. History and Development of the Company”.

On November 28, 2012, CICSA and Heineken Brouwerijen B.V. entered into a Trademark License Agreement which granted us the exclusive rights to produce, sell and distribute Heineken beer in Paraguay. This agreement had an initial term of ten years, automatically renewable for a period of five years unless either party gave notice of its decision not to renew, in which case the agreements would be in force until the last renewal period expired. On April 20, 2018, Bebidas del Paraguay S.A. and Heineken Brouwerijen B.V. signed a Trademark License Agreement and a Distribution Agreement which provides us with the exclusive rights to produce, sell and distribute Heineken beer in Paraguay. This agreement has an initial term of five years from May 1, 2018, and will be automatically renewed for subsequent three year periods unless any party gives notice of its decision not to renew. Therefore, and as agreed on June 11, 2018, the Trademark License Agreement entered on November 28, 2012, by CICSA and Heineken Brouwerijen B.V. was terminated with retroactive effects as of April 30, 2018 and, in its place, Heineken Brouwerijen B.V. and CICSA entered into a supply agreement which provides CICSA the non-exclusive right to sell and supply Heineken Lager in the Paraguayan market to Bebidas del Paraguay S.A., for a period of five years beginning on April 30, 2018.

In 2013, we started exporting Heineken to Milotur, our subsidiary in Uruguay, and in 2015 to BBO, our then associated company in Bolivia. On June 4, 2013, CICSA, Milotur and Heineken Brouwerijen B.V. signed a trademark license agreement that provides us with the exclusive rights to produce, sell and distribute Heineken beer in Uruguay, in force as of May 1, 2013. This agreement has an initial term of ten years, and automatically renews on January 1 of each year for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires. In Uruguay, we participate in the mineral and flavored water business with the Nativa brand, in soft drinks with the Nix brand, and in Watt's branded juices, isotonic drinks with the Fullsport brand and energy drinks with Thor brand. In addition, we import Heineken, Schneider, Imperial and Kunstmann beer.

On July 15, 2015, CICSA, BBO and Heineken Brouwerijen B.V. signed the Ancillary Trademark License Agreement which provides us with the exclusive rights to produce, sell and distribute Heineken beer in Bolivia, in force as of January 1, 2015. This agreement has an initial term of ten years, and will be automatically renewed for five year periods unless any party gives notice of its decision not to renew, in which case the agreement will be in force until the last renewal period expires.

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

The license agreement between CCU Argentina and Anheuser-Busch LLC6, which provided CCU Argentina with the exclusive right to produce, package, commercialize, sell and distribute Budweiser beer in Argentina and Uruguay, had an initial term of 20 years commencing in December 1995, which in March 2008 was extended to December 2025 (CCU and ABI agreed to the early termination of the license agreement for Uruguay in 2014). In 2010, the license agreement was modified due to regulatory reasons under the context of the merger between Anheuser-Busch LLC and InBev. As a result, certain contractual restrictions were released, and rights granted to Anheuser-Busch LLC waived, both in favor of CCU Argentina. On September 6, 2017, CCU and CCU Argentina reached an agreement with ABI for the early termination of the Budweiser license in Argentina, in exchange for a portfolio of brands (Isenbeck and Diosa, which were at the time owned by SAB Miller; and Báltica, Iguana, and Norte, which were owned by ABI), representing similar volumes to Budweiser in Argentina, plus a series of payments over a three-year period. On April 27, 2018, after receiving approval from Argentina’s antitrust regulators, CCU Argentina and ABI were legally obliged to close the transaction. As a result, on May 2, 2018, CCU Argentina and ABI (CCU Argentina and ABI, together identified as the “Parties”) executed a transaction (the “Transaction”), which included, among other matters: (i) the early termination of the Budweiser brand license agreement in Argentina, between the Parties, and (ii) the transfer to CCU Argentina of the ownership of the Isenbeck, Diosa, Norte, Iguana and Báltica brands, as well as the transfer of the licenses for Argentina of the international brands Warsteiner and Grolsch. In order to achieve an orderly transition of the aforementioned brands, the Transaction contemplates several contracts in which (i) CCU Argentina will produce Budweiser, on behalf of ABI, for a period of up to one year; (ii) ABI will produce Isenbeck and Diosa, on behalf of CCU Argentina, for a period of up to one year; and (iii) ABI will carry out the production and distribution of Iguana, Norte, Báltica, Grolsch and Warsteiner, on behalf of CCU Argentina, for a period of up to three years.

6 See “Item 4: Information on the Company – A. History and Development of the Company”.

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

In 2012, the Company began in Argentina the migration process to its new proprietary returnable bottle in place of the generic container currently in the industry. The decision to implement this important project was based primarily on the change introduced by the main market player, who in 2011 started to replace the use of generic packaging by a proprietary container for one liter returnable products. The proprietary container’s use results in significant important changes in logistics processes, including the adaptation of the building structure of plants, the acquisition of specific equipment, the adaptation of production lines and agreements with glass bottles and crates suppliers in order to achieve the timely supply of the new bottling process required inputs. The introduction of these proprietary returnable bottles resulted in significant impacts on the industry’s value chain, with higher operating costs associated with the operation of recovery and classification of packaging that significantly affect the level of profitability and industry’s return on capital employed (ROCE). This transition process requires significant investments between 2012 and 2017 mainly in packaging, equipment and infrastructure. To partially finance these investments, bank loans were obtained in local currency with long repayment periods, mitigating the risk of exchange rate and interest rate fluctuations thereby minimizing the fluctuation risk.  Due to the Transaction, CCU Argentina and ABI, among other matters, agreed that Compañía Industrial Cervecera S.A. (a subsidiary of CCU Argentina) and Cervecería y Maltería Quilmes S.A. (a subsidiary of ABI), may each use, without any payment or restriction whatsoever, the one litter returnable amber bottles, denominated as “proprietary”, of the other company (hereinafter the “Free Use of Bottles”). For this purpose, the parties agreed that the term for the Free Use of Bottles will be three years, with the option to renew the term for three additional years in case any of the parties thereto has fulfilled certain investments in bottle requirements. At the end of the three or six year term, each party will be permanently authorized to use the other party’s proprietary bottles for up to a 10% of its total bottled product (current authorization allows such use up to 0.5%). This agreement is favorable to CCU Argentina, as it will allow the company to obtain operational efficiencies.

In 2011, the Company started to export Schneider beer to Paraguay through Bebidas del Paraguay S.A., and in 2013 to Uruguay through Milotur. In Paraguay we participate in the beer and non-alcoholic categories since our entrance to the market in 2013, with the introduction of new brands such as Zuma, and the acquisition of the craft beer brand Sajonia.

In 2018, the Company increased its stake from 34% to 51% in BBO. In Bolivia, CCU participates in the non-alcoholic beverages and beer business which has two plants located in the city of Santa Cruz de la Sierra. In non-alcoholic beverages, it participates in the soft drinks business with the brands Mendocina, Free Cola, Sinalco and Malta Real. The latter is a soft drink with sugar based on malt, but without alcohol. Mendocina also participates in the water category and Natur-All for juices. In beers, it has the brands Real, Capital and Cordillera. In addition, it markets the imported Heineken brand.

At present we produce and market premium, medium-priced and popular-priced beer brands in the International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay.

The following table shows our proprietary parent beer brands, brands produced under license and brands imported under license for the Argentinean market:

Premium	Mainstream	Convenience

Heineken(1)	Budweiser(3)	Córdoba
Sol(1)	Salta	Palermo
Kunstmann(2)	Santa Fe	Bieckert
Imperial	Schneider	Báltica(5)
Amstel(1)	Isenbeck(4)	Diosa(4)
Miller Genuine Draft	Iguana(5)
Grolsch(5)	Norte(5)
Warsteiner(5)
Blue Moon(2)

(1)Licensed.

(2) Imported.

(3) Due to the early termination of the Budweiser license agreement, since May 2, 2018, CCU Argentina ceased the commercialization of this brand, and will produce Budweiser, on behalf of ABI, for a period of up to one year.

(4) As from May 2, 2018, ABI will produce Isenbeck and Diosa, on behalf of CCU Argentina, for a period of up to one year.

(5) As from May 2, 2018, ABI will carry out the production and distribution of Iguana, Norte, Báltica, Grolsch and Warsteiner, on behalf of CCU Argentina, for a period of up to three years.

In 2018 CCU entered the energy drinks category in Uruguay with the launch of Thor, our first energy drink brand. Also in 2018, we began to import Imperial to Uruguay, our proprietary premium beer brand from Argentina. The following table shows our proprietary parent beer and soft drinks brands, produced and/or imported under license for the market in Uruguay:

Brand	Product Category	Ownership	Affiliation

Heineken	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Schneider	Beer	Proprietary(1)	CCU
Kunstmann	Beer	Proprietary(1)	CCU
Imperial	Beer	Proprietary(1)	CCU
Nix	Soft Drink	Proprietary	CCU
Watt´s	Juice	Licensed(2)	Promarca
Nativa	Water	Proprietary	CCU
Nix	Water	Proprietary	CCU
FullSport	Sport Drink	Proprietary	CCU
Thor	Energy Drink	Proprietary	CCU
(1) Imported. (2) CCU indirectly owns 50% of Promarca.

In 2018 CCU entered the sport drink category in Paraguay, with our brands FullPower and FullSport. The following table shows our proprietary parent beer and soft drinks brands, produced and/or imported under license for the market in Paraguay:

Brand	Product Category	Ownership	Affiliation

Heineken	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Schneider	Beer	Proprietary(1)	CCU
Paulaner	Beer	Licensed(1)	Paulaner Brauerei GmbH &Co KG
Kunstmann	Beer	Proprietary(1)	CCU
Sajonia	Beer	Proprietary	CCU
Sol	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Pulp	Soft Drink	Proprietary	CCU
Puro Sol	Juice	Proprietary	CCU
Watt´s	Juice	Licensed(2)	Promarca
La Fuente	Mineral Water	Proprietary	CCU
Zuma	Flavored Water	Proprietary	CCU
FullPower	Sport Drink	Proprietary(1)	CCU
FullSport	Sport Drink	Proprietary(1)	CCU
(1) Imported. (2) CCU indirectly owns 50% of Promarca.

The following table shows our proprietary parent beer and soft drinks brands, produced and/or imported under license for the market in Bolivia:

Brand	Product	Category	Affiliation

Heineken	Beer	Licensed	Heineken Brouwerijen B.V.
Cordillera	Beer	Propietary	CCU
Real	Beer	Propietary	CCU
Capital	Beer	Proprietary	CCU
Mendocina	Soft Drink	Proprietary	CCU
Free Cola	Soft Drink	Proprietary	CCU
Sinalco	Soft Drink	Licensed	Sinalco
Mendocina	Water	Proprietary	CCU
Malta Real	Malta based beverage	Proprietary	CCU
Natur-All	Juice	Proprietary	CCU

The following table sets forth our beer sales volume in Argentina by category during each of the last three years, including exports to other countries:

Category	Argentina
	2016	2017	2018
Premium	21%	26%	31%
Mainstream	62%	60%	47%
Convenience	17%	14%	23%
Total	100%	100%	100%

Our beer products are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans and stainless steel kegs at our production facilities. During the last three years, we sold our beer products in Argentina in the following packaging formats:

Container	Percentage of Total Beer Sold in Argentina
	2016	2017	2018
Returnable (1)	72%	63%	51%
Non-returnable (2)	27%	36%	48%
Returnable kegs (3)	1%	1%	1%
Total	100%	100%	100%
(1) Returnable beer containers include glass bottles of various sizes.
(2) Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.
(3) Returnable kegs refer to stainless steel containers in assorted sizes.

Production and Marketing: Wine Operating segment

VSPT is one of Chile’s largest producers and distributors of wine in terms of sales volume and Net sales. Our Wine Operating segment generated Net sales of CLP 201,402 million, CLP 204,454 million and CLP 206,519 million in 2016, 2017 and  2018, respectively, or 12.9%, 12.0% and 11.6% of CCU’s consolidated Net sales in those years.

VSPT is composed of seven different wineries in Chile and two in Argentina. Its main vineyards are located in Molina, approximately 200 kilometers south of Santiago. The VSPT estate in Molina is one of the largest single-site vineyards in Chile with an area of 1,059 hectares. As of December 31, 2018, VSPT’s vineyards covered an aggregate of 3,932 hectares in Chile, distributed among 10 different plantations. The winery also has 338 hectares under long-term leases. In Argentina, VSPT has another 645 planted hectares located in the province of Mendoza.

The following table indicates the breakdown of Wine Operating segment’s volume in the domestic and export markets, including sales from FLC and Tamarí in Argentina:

Year	Domestic Volume	Export Volume (1)	Total Volume

	(in millions of liters)
2014	62	71	133
2015	62	76	138
2016	64	78	142
2017	68	75	143
2018	68	71	139
(1) Includes Argentinean operations and bulk sales.

Viña San Pedro, Viña Tarapacá, Viña Leyda, Viña Santa Helena, Viña Misiones de Rengo, Viña Mar, Viña Casa Rivas in Chile and Finca La Celia and Tamarí in Argentina, produce and market premium, varietal and popular-priced wines.

The principal brands are set forth below:

Brand		Icon	Premium	Varietal	Popular-Priced
Viña San Pedro
	Altaïr	X
	Sideral	X
	Cabo de Hornos	X
	Kankana del Elqui	X
	Tierras Moradas	X
	1865		X
	Castillo de Molina		X
	Épica		X
	35 South			X
	Urmeneta			X
	Gato Negro			X
	Gato				X
	Manquehuito				X
	San Pedro Exportación				X
Viña Tarapacá
	Gran Reserva Etiqueta Azul	X
	Gran Reserva Etiqueta Negra		X
	Tarapacá Gran Reserva		X
	Gran Tarapacá		X
	Tarapacá Reserva		X
	Tarapacá Varietal			X
	León de Tarapacá			X
Viña Santa Helena
	Selección del Directorio		X
	Siglo de Oro			X
	Santa Helena Varietal			X
	Alpaca			X
	Gran Vino				X
	Santa Helena				X
Viña Misiones de Rengo
	Misiones de Rengo Cuvée		X
	Misiones de Rengo Reserva		X
	Misiones de Rengo Varietal			X
	Misiones de Rengo Espumante		X	X
Viña Mar
	Viña Mar		X	X
	Viña Mar Espumante		X	X
Casa Rivas
	Casa Rivas Reserva		X
Viña Leyda
	Leyda Lot	X
	Leyda Reserva		X
	Leyda Single Vineyard		X
La Celia
	La Celia		X
	La Consulta		X
	La Finca			X
	Eugenio Bustos			X
Tamari
	Tamarí Reserva		X

The following table presents our breakdown of total sales volume in thousands of liters by category of the Wine Operating segment during 2018:

Category	Domestic	Export(1)	Total
	(in thousands of liters)
Premium	8,112	8,020	16,132
Varietal	8,061	55,310	63,371
Popular-Priced	51,861	7,397	59,258
Bulk	-	423	423
Total	68,035	71,150	139,185
(1) Includes Argentinean operations and bulk wine.

Domestic Market. Our Chilean domestic wine is packaged in glass bottles, cans, cartons, and bag-in-box containers at VSPT’s production facilities in Molina and Isla de Maipo. The following chart shows our packaging mix for domestic wine sales for the last three years:

Container	Percentage of Total Domestic Wine Sold in Chile
	2016	2017	2018
Carton	49%	47%	48%
Glass Bottles	51%	53%	52%
Bag-in-Box	-	-	-
Total	100%	100%	100%

Export Market. According to industry sources, exports of Chilean wine increased from approximately 43 million liters in 1990 to 849 million liters in 2018, at a compounded annual growth rate of 11%. During 2017 and 2018, Chilean wine exports reached 849 million liters and 941 million liters, respectively. We believe that Chilean wine exports have grown steadily due to their comparatively low prices and positive international image, as well as due to external factors, such as low wine production in the Northern Hemisphere in recent years.

VSPT exported from Chile 74 million liters of wine in 2016, 72 million liters of wine in 2017 and 68 million liters of wine in 2018. During 2018, VSPT exported wine to more than 80 countries worldwide. Exports accounted for Net sales of CLP 131,168 million, CLP 127,962 million and CLP 119,216 million, in the last three years, respectively. In 2018, VSPT’s primary export markets included the United States, Japan, Brazil, Finland, Paraguay, the Netherlands and China.

Most exported wine is sold in glass bottles, except for a certain quantity of unbranded wine that is occasionally sold in bulk, as well as some wine that is sold in bag-in-box containers. The following chart shows our packaging mix for export Chilean wine volume in the last three years:

Container	Percentage of Total Export Wine Volume from Chile
	2016	2017	2018
Glass Bottles	86%	91%	91%
Bulk	4%	-	-
Bag in box	10%	9%	9%
Total	100%	100%	100%

5)       Raw Materials and other Supplies

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

Glass bottles used in our packaging are purchased from the main local glass suppliers, Cristalerías Chile S.A. and Verallia Chile S.A. and Cristalerías Toro S.A.I.C. in Chile, and Rigolleau S.A., Cattorini Hnos S.A.I.C.F.E.I. and Owens Illinois Argentina S.A. in Argentina. During 2018, all of our aluminum cans were purchased from global suppliers, Ball Chile S.A. and Ball Argentina S.A. We buy our labels, films and corrugated cartons mainly from local suppliers. The majority of our PET resins are imported from Asia. Bottles and injected preforms are produced by our subsidiary Plasco.

We maintain testing facilities at each of our plants and factories where raw materials are analyzed according to our standards. Additionally, the samples are analyzed at various stages of production to ensure product quality. For example, samples of Heineken and Budweiser beer are periodically sent to the Heineken facilities in The Netherlands and to Anheuser-Busch7 facilities in the United States, respectively, to verify the quality of the product. Samples of Nestlé Pure Life water are sent to Perrier in France, and samples of Pepsi and Schweppes are analyzed by PepsiCo either at our plants or at the point of sale.

Prices of our main raw materials used in the production are tied to the USD, and have fluctuated in Chilean and Argentine peso terms due to general commodity price fluctuations in the international markets as well as to the variation of the Chilean and Argentine peso against the USD. In addition, from time to time, prices of grapes and wine have varied depending on fluctuations in supply and demand factors.

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

VSPT’s main raw materials and packaging materials are purchased and harvested grapes, purchased wine, glass bottles, carton containers, corks and cardboard boxes. VSPT obtained approximately 34.0% of the grapes used for export wines from our own vineyards during 2018. Of the wine sold in the domestic market, approximately 8.5% are grapes from our vineyards. In 2018, approximately 40.0% of the wine used in domestic and export sales was purchased from ten local producers: Vinícola Patacón SpA, Agrícola y Comercial Bodegas de las Mercedes Ltda., Corretajes Torres y Cía. Ltda., Vitivinícola Melior Ltda., Anatolio Segundo Albornoz Vargas, RR Wine Ltda., Comercial Viña Ureta Ltda., Santa Teresa S.A., Aguilera y Barrios SpA, Viña Siegel S.A. VSPT has various alternative sources of supply, which can be used when they are favorable. VSPT’s glass bottles are mainly purchased from Cristalerías Chile and Verallia; however, when prices have been favorable, VSPT has purchased glass bottles from other local and international suppliers. Carton containers are purchased from SIG Combibloc Inc. and are assembled in VSPT’s own automated packing lines.

7 See “Item 4: Information on the Company – A. History and Development of the Company”.

6)       Sales, Transportation and Distribution

Sales, Transportation and Distribution: Chile Operating segment

We distribute all of our products in Chile directly to retail, supermarket and wholesale customers. This system enables us to maintain a high frequency of contact with our customers, obtain more timely and accurate marketing-related information, and maintain good working relationships with our retail customers.

After production, bottling and packaging, our beverages are either stored at one of our production facilities or transported to a network of 28 owned or leased distribution centers that are located throughout Chile. Products are generally shipped from the region of production to the closest distribution center, allowing us to minimize our transportation and delivery costs.

Product distribution is carried out by Transportes CCU throughout the country or by Comercial Patagona in the Magallanes Region.

Beginning in October 2001, all of the distribution centers and transportation companies used to store and deliver all of our products are managed on a consolidated basis by Transportes CCU.

Comercial Patagona Limitada is a subsidiary of Cervecería Austral and, as of July 2002, is responsible for the sale and distribution of our products and those of Cervecería Austral in the Magallanes Region. Comercial Patagona reaches 913 points of sale.

We distribute our products throughout Chile to:

•        off-premise retail: small and medium-sized retail outlets, which in turn sell our products to consumers for take-out consumption;

•        on premise retail: retail establishments such as restaurants, hotels and bars for on-premises consumption;

•        wholesalers; and

•        supermarket chains

In the last three years, the percentage mix of the above distribution channels for our products in Chile was as follows:

Percentage of Total Products Sold
Distribution Channels	2016	2017	2018
Off-premise retail	40%	37%	37%
On-premise retail	12%	15%	12%
Wholesalers	14%	15%	17%
Supermarkets	34%	33%	33%
Total	100%	100%	100%

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

For areas not covered by Comercial CCU we have dedicated sales forces. Together with Comercial CCU we have a total sales force of 982 people, reaching 129,010 points of sale, related to the Chile Operating segment. None of our customers accounted for more than 2.5% of our total sales by volume, with the exception of three large supermarket chains that represented in the aggregate 28.0% of our total sales by volume. One of these supermarket chains represented over 10.0% of our total sales by volume.

Our customers make payment for our products either in cash at the time of delivery or in accordance with one of several types of credit arrangements that we offer. Credit sales accounted for 40.8%, 41.8% and 42.4% of our sales in Chile during 2016, 2017 and 2018, respectively. Losses on credit sales in Chile have not been significant.

Sales, Transportation and Distribution: International Business Operating segment

In Argentina, after production, bottling and packaging, our beer is either stored at the production facilities or transported to a network of six distribution centers leased or owned by us.

As of December 31, 2018, we have the capacity to reach 185,234 points of sale in Argentina with our direct and indirect sales force. Approximately 70% of our beer in Argentina is sold and/or distributed through third-party sales and distribution chains, including two independent Coca-Cola bottlers who distribute our products mainly in the north and south of the country, representing in the aggregate 22% of our total sales by volume. We have a direct sales force which sells our beer products to customers within San Juan, Mendoza, Córdoba, Santa Fé, Rosario, and Buenos Aires City, in addition to 72 regional and national supermarket chains throughout the country. None of our retail customers individually accounted for more than 4% of our total beer sales by volume.

Looking for greater operational efficiency, during 2016 and 2017 we modified our route to the market, moving volume from direct sales to wholesalers within the outer Buenos Aires Metropolitan Area and Salta.

In Argentina, though most beer is sold through wholesalers and distributors, we also sell our products to retailers and supermarket chains. In the last three years, the percentage mix of the above distribution channels for our beer products in Argentina was as follows:

	Argentina
Distribution Channels	2016	2017	2018
Wholesalers/distributors	54%	68%	70%
Retailers	28%	16%	12%
Supermarkets	19%	17%	19%
Total	100%	100%	100%

In Uruguay our commercial distribution system reaches the whole country and all supermarkets. During 2016, as a result of restructuring, we changed from a direct sales system in Montevideo to an indirect sales system. In 2018, we maintained approximately 17,378 points of sale.

In the last three years, the percentage mix of the distribution channels for our beer and non-alcoholic products in Uruguay was as follows:

	Uruguay
Distribution Channels	2016	2017	2018
Indirect	84%	87%	86%
Retailers	-	-	-
Supermarkets	16%	12%	14%
Total	100%	100%	100%

In Paraguay, we have four distribution centers and a direct sales force. Together with a network of distributors and wholesalers, we reach a total of 27,613 points of sale, which allows us to have national coverage with our products.

In the last three years, the percentage mix of the above distribution channels for our beer and non-alcoholic products in Paraguay was as follows:

	Paraguay
Distribution Channels	2016	2017	2018
Indirect	16%	18%	14%
Retailers	64%	64%	66%
Supermarkets	21%	18%	20%
Total	100%	100%	100%

In Bolivia, we have four distribution centers and a direct sales force. We reach a total of 48,412 points of sale, which allows us to have national coverage with our products. The percentage mix of the above distribution channels for our beer and non-alcoholic products in Bolivia was as follows:

Bolivia
Distribution Channels	2018
Off-premise retail	43%
On-premise retail	15%
Wholesalers	38%
Supermarkets	4%
Total	100%

Our International Business segment customers make payments for our products either in cash at the time of delivery or in accordance with one of several types of credit arrangements that we offer. In Argentina, credit sales accounted for 88%, 89% and 88% of total sales during 2016, 2017 and 2018, respectively. In Bolivia, credit sales accounted for 22%, 17% and 13% of total sales, respectively. In Uruguay, credit sales accounted for 100% of total sales during 2016, 2017 and 2018. In Paraguay, credit sales accounted for 35%, 40% and 38% of total sales during 2016, 2017 and 2018, respectively. Losses on credit sales in the International Business segment have not been significant.

Sales, Transportation and Distribution: Wine Operating segment

Domestic. After production, bottling, and packaging, wine is either stored at the production facilities or transported to one of our 28 distribution centers located throughout Chile. VSPT wines are distributed and sold in Chile through our sales and distribution network, under the same system and payment terms as all our other products.

We distribute our wine products throughout Chile in the territories not covered by Comercial CCU or Comercial Patagona, with our own sales force, to:

•        off-premise retail: small and medium-sized retail outlets, which in turn sell wine to consumers for take-out consumption;

•        on premise retail: retail establishments such as restaurants, hotels and bars for on-premises consumption;

•        wholesalers; and

•        supermarket chains.

For the last three years, the percentage mix of the above distribution channels for our wine products in Chile was as follows:

Distribution Channels	2016	2017	2018
Off-premise retail	31%	29%	28%
On-premise retail	5%	5%	5%
Wholesalers	25%	26%	29%
Supermarkets	39%	39%	38%
Total	100%	100%	100%

We reach a total of 32,518 points of sale with our dedicated sales force of 81 people, together with the sales force of Comercial CCU.

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

Our Wine Operating segment customers make payment for our products either in cash at the time of delivery or in accordance with one of several types of credit arrangements that we offer. Credit sales accounted for 84.2%, 83.9% and 83.5% of total sales during 2016, 2017 and 2018, respectively. Losses on credit sales have not been significant.

7)       Seasonality

Seasonality: Chile Operating segment

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

The following table shows our annual sales volume of beer, non-alcoholic beverages and spirits in Chile, excluding exports, by quarter in the last three years:

Seasonality Chile Operating segment

Year	Quarter	Sales Volume	% of Annual
		(millions of liters)	Sales Volume

2016	1st quarter	511.1	29%
	2nd quarter	341.8	19%
	3rd quarter	380.2	22%
	4th quarter	531.2	30%
	Total	1,764.3	100%

2017	1st quarter	527.7	30%
	2nd quarter	351.1	20%
	3rd quarter	387.7	22%
	4th quarter	519.8	29%
	Total	1,786.3	100%

2018	1st quarter	518.7	27%
	2nd quarter	383.4	20%
	3rd quarter	417.0	22%
	4th quarter	567.8	30%
	Total	1886.8	100%

Seasonality: International Business Operating segment

As a result of the seasonality of the beverage industry with respect to the categories in which we participate, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth quarters (i.e., those months corresponding to the summer and holiday seasons in the region). The following table shows the annual sales volume for the International Business operating segment, including exports, during each quarter in the last three years (the International Business Operating segment includes BBO as of the third quarter of 2018):

Seasonality International Business Operating segment

Year	Quarter	Sales Volume	% of Annual
		(millions of liters)	Sales Volume

2016	1st quarter	158.3	28%
	2nd quarter	98.1	17%
	3rd quarter	128.6	22%
	4th quarter	190.2	33%
	Total	575.2	100%

2017	1st quarter	174.1	26%
	2nd quarter	124.1	18%
	3rd quarter	155.3	23%
	4th quarter	219.1	33%
	Total	672.6	100%

2018	1st quarter	212.6	26%
	2nd quarter	160.5	19%
	3rd quarter	192.0	23%
	4th quarter	262.2	32%
	Total	827.3	100%

Seasonality: Wine Operating segment

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

Seasonality Wine Operating segment

Year	Quarter	Sales Volume	% of Annual
		(millions of liters)	Sales Volume

2016	1st quarter	30.0	22%
	2nd quarter	37.6	27%
	3rd quarter	38.2	28%
	4th quarter	33.0	24%
	Total	138.8	100%

2017	1st quarter	31.8	22%
	2nd quarter	36.4	25%
	3rd quarter	40.8	28%
	4th quarter	34.2	24%
	Total	143.1	100%

2018	1st quarter	29.6	21%
	2nd quarter	36.7	26%
	3rd quarter	37.7	27%
	4th quarter	34.8	27%
	Total	138.9	100%

8) Geographical Markets

Chile is our primary market in terms of sales, followed by Argentina. In 2016, 2017 and 2018, Chile represented  76%, 72% and 72%, respectively, of CCU’s consolidated Net sales, while Argentina, in the same time periods, represented 21%, 24% and 24%, respectively.

	Net Sales for the year
	2016	2017	2018
	(millions of CLP)
Chile(1)	1,176,972	1,226,668	1,289,513
Argentina(2)	329,585	413,467	421,607
Uruguay	15,204	16,402	17,709
Paraguay	37,136	41,824	43,565
Bolivia	-	-	10,888
Total	1,558,898	1,698,361	1,783,282
(1) Includes revenue from Net sales of the SSU and eliminations between geographical operations. In addition, includes Net sales of the Wine Operating segment.
(2) Includes revenue from Net sales from the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L. which are presented in Wine Operating segment and Chile Operating segment, respectively.

CCU’s Net sales are primarily generated in the domestic beverage market in the countries in which we have operations in Latin America. In 2016, 2017 and 2018, the domestic market represented 92%, 93% and 93%, respectively, of CCU’s consolidated Net sales.

	Net Sales for the year
	2016	2017	2018
	(millions of CLP)
Domestic	1,429,152	1,572,617	1,664,614
Exports	129,746	125,743	118,668
Total	1,558,898	1,698,361	1,783,282

CCU’s Wine Operating segment exports wine from Chile and Argentina to over 80 countries around the world. The following table provides the distribution of Wine Operating segment’s exports in 2018 by market:

Market	Volume (1)	Percentage of Total Exports
	(thousands of liters)
Europe	22,728	32%
Latin America	18,421	26%
USA and Canada	8,095	11%
Asia and Oceania	21,483	31%
Others	0	0%
Total	70,727	100%
(1) Includes Argentinean operations, excludes bulk wine.

9)       Competition

Competition: Chile Operating segment

The beer market in Chile is highly competitive, characterized by a wide range of locally produced and imported beers. Our largest competitor in the beer business is Cervecería Chile (a subsidiary of AB InBev), which commenced operations in Chile in 1991. Cervecería Chile’s primary beer brands are Becker, Corona, Báltica, Stella Artois and Budweiser. Cervecería Chile has one production facility, which is under expansion, and imports products from various beer operations abroad. Cervecería Chile distributes its products through direct distribution and wholesalers.

Another relevant player in the beer market in Chile is Viña Concha y Toro, which imports Miller Genuine Draft and Cusqueña. Concha y Toro also owns a majority stake in Southern Brewing Company, makers of Kross craft beer.

Cooperativa Agrícola Pisquera Elqui Limitada (“Capel”), which we also compete with in the pisco category, imports Carlsberg and Bear Beer. We also compete with a number of smaller direct importers of international beer brands in Chile.

Our principal competitors in the non-alcoholic beverages business are companies which produce, bottle and distribute soft drinks in Chile under licenses from The Coca-Cola Company and its affiliates. The two principal soft drink players in Chile are the licensees of The Coca-Cola Company and us. The Coca-Cola Company operates through Embotelladora Andina S.A. and Coca-Cola Embonor S.A.

Our principal competitor in the mineral, purified and flavored water business is Vital Aguas S.A., a subsidiary of Embotelladora Andina S.A., in which Coca Cola Embonor S.A. has a minority stake. Our principal competitor in the juice, ice tea and sports drink business is Vital Jugos S.A., a subsidiary of Embotelladora Andina S.A., in which Coca Cola Embonor S.A. has a minority stake.

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

The spirits market in Chile is also highly competitive, characterized by a wide range of locally produced and imported products. Our largest competitor is Capel, which produces pisco locally and imports a number of spirits. Capel has nine production facilities located in the Atacama and Coquimbo regions in the north of Chile and distributes its products throughout the country. Capel uses its own sales force, as well as third-party distributors. We also compete against Diageo Chile Limitada, which imports premium spirits such as Johnnie Walker whiskey and Smirnoff vodka, among others. As of mid-2018, Diageo’s products were distributed by Embotelladora Andina and Embotelladora Embonor. We also compete against several other smaller importers of international brands, as well as local producers of pisco. In January 2016 CPCh divested its interest in Compañía Pisquera Bauzá S.A. making Bauzá a competitor.

The following chart shows estimates of our Chile market share for the last five years:

Year	Chile Operating segment Volume market share (1)

2014	40.9%
2015	41.6%
2016	42.3%
2017	42.7%
2018	43.4%

(1) Source: Nielsen. The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date.

Competition: International Business Operating segment

Since 2003, after the agreement between Quilmes and AmBev, the Argentine beer market consisted of three principal brewing groups: AmBev-Quilmes, us and CASA Isenbeck. The principal proprietary brands of these companies are Quilmes, Schneider and Isenbeck, respectively. In December 2006, ICSA, a new competitor, entered the Argentine beer market. ICSA began its operations at the former AmBev brewery in Luján producing three beer brands: Palermo, Bieckert and Imperial, which had previously belonged to Quilmes. These assets were sold by AmBev-Quilmes in response to requirements of the antitrust authorities in Argentina. In 2008, Compañía Industrial Cervecera S.A. acquired ICSA´s shares after receiving the approval of the Argentine antitrust authorities. In November 2010, SABMiller acquired CASA Isenbeck.

Quilmes, the beer market leader in Argentina and our principal competitor, also has beer operations in Chile, Paraguay, Uruguay and Bolivia. Quilmes had five breweries in Argentina with an estimated total annual production capacity of 1,600 million liters. Quilmes’ large size enables it to benefit from economies of scale in the production and distribution of beer throughout Argentina. In 1994, Companhia Cervejaria Brahma, one of the two largest beer producers in Brazil, commenced production at its new brewery in Luján, near Buenos Aires, which at present belongs to CCU Argentina. Prior to commencing production in Argentina, Companhia Cervejaria Brahma competed in the Argentine market with imported beer. In July 1999, the merger of Companhia Cervejaria Brahma and Companhia Antarctica Paulista was announced, creating AmBev. This merger was finally approved in March 2000, creating one of the largest beverage producers in the world.

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

During 2015 SAB Miller plc accepted an offer from AB Inbev to merge its operations. As a result of the merger between AB Inbev and SAB Miller plc, Quilmes and CASA Isenbeck became one player. This merger was approved by the Argentine antitrust authorities in April 2018, conditioned on AB Inbev’s satisfaction of all its obligations under the swap agreement with CCU Argentina S.A. and Compañía Industrial Cervecera S.A.

In 2016 AB Inbev sold the Miller brands to Coors Brewing Company. In Argentina, CICSA signed an agreement with Coors Brewing Company to manufacture, package, commercialize and distribute the Miller brands through December 2026, with an automatic renewal for a period of five years if the renewal criteria have been satisfied.

On September 6, 2017, CCU and CCU Argentina reached an agreement with ABI for the early termination of the Budweiser license in Argentina in exchange for a portfolio of brands and several payments. See “Item 4: Information on the Company – A. History and Development of the Company”.

The following table shows estimates of the market share of our International Business Operating segment including: beer in Argentina; beer, carbonated soft drinks, juice, mineral and flavored water in Uruguay; beer, carbonated soft drinks, juice and mineral water in Paraguay; and beer, malt and carbonated soft drinks in Bolivia:

Year	International Business Operating segment Volume market share (1)
2014	12.9%
2015	13.8%
2016	14.0%
2017	14.7%
2018(2)	20.0%

(1)     Sources: For Argentina, Nielsen until 2017 and Ernst and Young for 2018. ID Retail for Uruguay, CCR for Paraguay and Ceismori for Bolivia. The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date.

(2)     Figure including Bolivia would have been 15.8%.

Competition: Wine Operating segment

The wine industry is highly fragmented and competitive in both the domestic and the export markets. No single wine producer in Chile accounts for the majority of production and/or sales. In Chile, VSPT competes directly against all other Chilean wineries. Apart from VSPT, the leading wineries in Chile include Viña Concha y Toro S.A. (“Concha y Toro”), Viña Santa Rita S.A. (“Santa Rita”) and Bodegas y Viñedos Santa Carolina S.A. (“Santa Carolina”). In addition, VSPT competes against numerous medium-sized wineries, including Viña Undurraga S.A. (“Undurraga”), Cousiño Macul S.A. (“Cousiño Macul”) and Viña Montes, among others. We believe that VSPT’s largest domestic competitors, such as Concha y Toro and Santa Rita, derive their relative competitive strengths from their wide portfolio of products, well-recognized brand names and established distribution networks. In 2018, Concha y Toro and Santa Rita had a volume market share of approximately 29.2% and 30.0%, respectively. VSPT also competes with many small wine producers.

Internationally, VSPT competes against Chilean producers as well as with wine producers from other parts of the world. According to information compiled by the Wines of Chile association, VSPT is the second-largest exporter of Chilean wines with a market share of 12.3% in 2018, excluding bulk wine. Our main Chilean competitors, namely Viña Concha y Toro, Viña Santa Rita and Viña Santa Carolina represented 30.5%, 5.3% and 5.0%, respectively, of total Chilean wine exports, excluding bulk wine, in 2018.

The following table shows estimates of the volume market share of our Wine Operating segment (excluding bulk wine sales) for the last five years:

Year	Wine Operating segment Volume market share (1)
2014	18.3%
2015	18.0%
2016	18.1%
2017	18.2%
2018	17.7%

(1)     According to Nielsen figures for domestic wine and Viñas de Chile for export figures. The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date.

10)   Government Regulation

Government Regulation in Chile

We are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in Chile. These regulations include labor laws, social security laws, public health, consumer protection, environmental laws, securities laws, and antitrust laws. In addition, regulations exist to ensure healthy and safe conditions in facilities for the production, bottling, and distribution of beverages. For a more detailed discussion of environmental laws, see “Item 4. Information on the Company – E. Environmental Matters”.

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

Law N° 19,925 also set opening and closing hours; limited geographical areas for the sale of alcohol; reduced the maximum number of licenses to be granted by zones and population; increased criminal liability for selling alcohol to persons under eighteen years of age; and tightened the restrictions, imposing prison sentences and higher fines, among others, for violations formerly deemed lighter. One of its most important innovations was to forbid the sale of alcohol to minors at all outlets, and not just for on-premises drinking (the only exception retained is the case of children who are served meals when accompanied by their parents).

The regulatory agency for alcoholic beverages is the Servicio Agrícola y Ganadero (“SAG”).

The production, bottling and marketing of non-alcoholic beverages is subject to applicable sanitary legislation and regulations, particularly the Sanitary Code and the Food Ordinance (the “Reglamento Sanitario de los Alimentos”).

Non-alcoholic beverages are also subject to the provisions of Law N° 20,606 on Nutritional Composition of Food and Advertising enacted in 2012, Decree N° 13 of the Ministry of Health which was enacted on June 26, 2015, amending the Food Ordinance referred to above, Law N° 20,869 on Food Advertising, enacted on November 13, 2015, and Supreme Decree N° 1 of the of Ministry of Health enacted on December 11, 2017 and effective as of June 11, 2018, which set certain restrictions on and requirements for the advertising, labeling and marketing of foods that are qualified as "high” in calories or any of the defined critical nutrients, such as sodium, sugar and saturated fats.

The third phase of the regulation is expected to go into effect in June 2019, reducing the maximum permitted calorie level (see table). We have taken measures to mitigate the impact of this new law.

	Phase 1	Phase 2	Phase 3
	June 2016	June 2018	June 2019
Calories kcal/100ml	100	80	70
Sodium mg/100ml	100	100	100
Sugar g/100ml	6.0	5.0	5.0
Saturated fat g/100ml	3.0	3.0	3.0

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

Government Regulation in Argentina

We are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in Argentina, including social security laws, public health, consumer protection and environmental laws, securities laws and antitrust laws. As closely held corporations, our subsidiaries in Argentina are principally governed by Law N° 19,550 on commercial companies included in the Civil and Commercial Code.

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

Government Regulation in Uruguay

In Uruguay, we are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in said country. As a closely held corporation, our subsidiaries are principally governed by Law N° 16,060, which regulates all commercial companies.

The main applicable laws are Decree N° 315/94 containing the National Bromatological Regulations, Code of Children and Adolescents regulating aspects related to sale and advertising of alcoholic beverages, Law N° 17,849 and its Regulatory Decree N° 260/07 regulating Integrated Packaging Management System, Mercosur Technical Regulations for labeling of packaged food, Law N° 18,159 regulates the promotion and defense of competition, and Law N° 19,196 governing the criminal liability of employers for breach of occupational safety rules when it threatens or causes damage to the lives of workers.

There are currently no material legal or administrative proceedings pending against us in Uruguay with respect to any regulatory matter. We believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business in Uruguay.

Government Regulation in Paraguay

In Paraguay, Bebidas del Paraguay and Distribuidora del Paraguay are governed by the laws of the Republic of Paraguay, in particular by Law N° 1,034/83 of Merchants, and Articles N° 1,048 to N° 1,159 of Law N° 1,183/85 Civil Code and its subsequent amendments, Law N° 388/94 creating detailed rules on the establishment or formation, capital and powers of the shareholders’ meetings of corporations, Law N° 3,228/07 which, in turn, modifies N° 388/94 regarding formalities for the organization of corporations, and Law N° 5,895/17 that establishes transparency rules in the corporate governance of companies constituted by shares, and Decree
N° 9,043/17 as amended, that regulates Law N° 5,895/17 and establishes fines in case of non-compliance.

In addition, for the import, sale and advertising of alcoholic and non-alcoholic beverages, Bebidas del Paraguay is subject to the provisions of the Health Code Law N° 836/80, Law N° 1,334/98 of Consumer and User Protection, Law N° 1,333/98 on advertisement and promotion of tobacco and alcohol, Law N° 1,642/00 prohibiting the sale of alcoholic beverages to minors and its consumption on public roads, Executive Decree N° 1,635/99 and Resolution of the Ministry of Public Health and Social Welfare N° 643/12 regulating aspects relating to registration of food products as amended, among others.

There are currently no material legal or administrative proceedings pending against us in Paraguay with respect to any regulatory matter. We believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business in Paraguay.

Government Regulation in Bolivia

BBO is a closely held corporation governed by the laws of the Plurinational State of Bolivia, in particular by Chapter V (Corporations) of Decree Law N° 14,379 Commercial Code, which establishes provisions on the constitution of companies, rights and obligations of the shareholders, the administration and control bodies of the company, as well as the classification of the shares, issuance rules and records.

In addition, in view of the corporate purpose of BBO and the commercial activities carried out in Bolivia, regarding the production, import, export and marketing of alcoholic and non-alcoholic beverages, the following rules are applicable: Law N° 1,990 or General Law of Customs and Supreme Decree N° 25.870 that contains the regulation of the General Law of Customs, both regulate the regime of imports and exports, Law N° 2.061 of the National Service of Agricultural Health and Food Safety (“SENASAG”), regulating entities responsible for administering the agricultural health and food safety regime in the country, Resolution N° 15/2018 that contains the regulation for the classification and registration of food, issued by SENASAG, Law N° 259 on control of sale and consumption of alcoholic beverages, and Supreme Decree N° 29,519 that regulates competition and consumer protection.

There are currently no material legal or administrative proceedings pending against us in Bolivia with respect to any regulatory matter. We believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business in Bolivia.

Government Regulation in Colombia

CCC and ZF CC are simplified stock corporations governed by the laws of the Republic of Colombia, in particular, with respect to their corporate existence and operation, Law N° 1,258 of 2008, Law N° 222 of 1995 and the Colombian Commercial Code.  These companies are closely held corporations and may not become issuers of listed securities in the stock exchange while they remain organized as simplified stock corporations. In connection with laws applicable to ongoing businesses in Colombia, generally, the two companies are subject to laws regulating labor matters, social security, compliance, data protection, consumer protection, health and sanitary oversight and registrations, environmental matters (particularly, in connection with the recently inaugurated beer plant of ZF CC near Bogotá) and tax matters, among others.

ZF CC must comply with the free trade zone regime, including Decree N° 2,685 of 1999, Law N°1,004 of 2005, Decree N° 2,147 of 2016, Decree N° 390 of 2016 and Decree N° 349 of 2018 and its approved master plan (plan maestro). It has been announced by the Colombian Government that the Ministry of Treasury and Public Credit will soon issue a new decree compiling the free trade zone regulation (Decree Project No. 0910).

Furthermore, both CCC and ZF CC are subject to the regulations included in Decree N° 1,686 of 2012, which sets forth the sanitary requirements for the production, packaging, advertising, transportation, import and marketing of alcoholic beverages destined for human consumption.  On the other hand, Law N°124 of 1994 regulates the sale and consumption of alcoholic beverages and its advertising and establishes the national minimum age requirements for the purchase of alcoholic beverages. Under this law, the sale of alcoholic beverages is not permitted to persons under 18 years of age.

Law N° 223 of 1995, and regulations issued thereunder, regulate local taxes to which provinces (departamentos) in Colombia are entitled in connection with the production and distribution of alcoholic beverages, including beers.

There are currently no material legal or administrative proceedings pending against us in Colombia with respect to any regulatory matter. We believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business in Colombia.

C. Organizational Structure

Ownership Structure as of March 31, 2019

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

Quiñenco is the holding company of one of the largest and most diversified business conglomerates in Chile, with investments in various sectors of the Chilean economy. Apart from CCU, Quiñenco’s principal holdings include Banco de Chile (a leading financial institution in Chile), Invexans S.A. (the largest shareholder of the French cable producer Nexans S.A.), Empresa Nacional de Energía Enex S.A. (the second-largest fuel distributor in Chile), Compañía Sud Americana de Vapores S.A. (main shareholder of Hapag-Lloyd A.G., one of the largest container ship liners worldwide), and Sociedad Matriz SAAM S.A. (one of the main port operators in South America and the leading tugboat operator in America).

Heineken, the Dutch brewer, is one of the largest brewers in the world which markets and sells more than 300 brands in 190 countries and has more than 85,000 employees worldwide. Heineken group’s beer volume was 233.8 million hectoliters during 2018.

The following table provides our significant subsidiaries as of December 2018:

Subsidiaries	Country	Total Ownership Interest
Cervecería CCU	Chile	100.00%
CCU Argentina	Argentina	99.99%
ECUSA	Chile	99.98%
VSPT(1)	Chile	82.99%
(1) Compañía Cervecerías Unidas S.A. indirectly, through CCU Inversiones S.A., has an aggregate 83.01% controlling interest in VSPT.

D.   Property, Plants and Equipment

Set forth below is information concerning our production facilities as of December 31, 2018, all of which are owned and operated by us or our subsidiaries.

For the Chile Operating segment, we had an aggregated Supply Capacity per month8 of 438.2 million liters9 with a Utilized Capacity during peak month10 of 64.3%. The annual Nominal Installed Capacity for this segment is 48.2 million hectoliters. Our Chile Operating segment total facilities size is 587,765 square meters (total built area including warehousing logistics activities related to the production process).

Set forth below is a list of our 15 principal production facilities:

Chile Operating segment
Location	Type of Plant
Santiago- Quilicura	Beer
Valdivia	Beer
Temuco	Mixed
Antofagasta	Non-alcoholic beverages
Coinco	Non-alcoholic beverages
Santiago -Renca	Non-alcoholic beverages
Casablanca	Non-alcoholic beverages
Coronel (Manantial)	Non-alcoholic beverages (HOD)
Santiago- Quilicura (Manantial)	Non-alcoholic beverages (HOD)
Puerto Montt (Manantial)	Non-alcoholic beverages (HOD)
Pisco Elqui	Spirits
Sotaquí	Spirits
Monte Patria	Spirits
Salamanca	Spirits
Ovalle	Spirits

The CCU Renca project11 will represent a total investment of USD 380 million, which includes a new distribution center and a new production plant for non-alcoholic beverages, both incorporating the latest technologies for efficient and sustainable production and distribution. The distribution center, launched at the end of 2018, is the largest in the company, with a warehouse of 22,500 square meters and has 100% electric mobile equipment. The new production plant, which we expect to begin to build this year, will be an operation that contemplates zero residues to sanitary landfill from the outset.

For the International Business Operating segment, we had an aggregated Supply Capacity per month of 110.6 million liters with a Utilized Capacity during peak month of 81.3%. The annual Nominal Installed Capacity for the International business is 12.1 million hectoliters.

8 Supply Capacity per month is defined as nominal installed production capacity for the current product/packaging mix during 25 days per month and 3 shifts per day. The calculated slack (spare) capacity does not necessarily indicate real slack capacity. The real production capacity is less than the nominal installed production capacity as adjustments are required for real machinery performance, packaging mix, availability of raw materials and bottles, seasonality within the months and other factors. As a result, we believe that the peak monthly capacity utilization rates shown above understate real capacity utilization and that slack capacity is overstated.

9 Includes Manantial.

10 Utilized Capacity During Peak Month is equal to production output as a percentage of Nominal Installed Production Capacity during our peak month for each respective plant.

11 See “Item 5: Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Capital Expenditures.”

Our International Business Operating segment total facilities size is 403,656 square meters (total built area including warehousing logistics activities).

Set forth below is a list of our 10 principal production facilities:

International Business Operating segment
Location	Country	Type of Plant

Buenos Aires (Luján)	Argentina	Beer
Santa Fé	Argentina	Beer
Salta	Argentina	Beer
Sajonia	Paraguay	Beer
Santa Cruz	Bolivia	Beer
Pan de Azúcar	Uruguay	Non-alcoholic beverages
San Antonio	Paraguay	Non-alcoholic beverages
Santa Cruz	Bolivia	Non-alcoholic beverages
Allen	Argentina	Cider
Ciudadela	Argentina	Cider

For the Wine Operating segment, we had an aggregated Nominal Filling Capacity of 80,040 liters per hour and a Storage Capacity in Tanks and Barrels of 94.0 million liters. The total facilities size is 153,706 square meters.

Set forth below is a list of our four principal production and two storage facilities:

Wine Operating segment
Location	Country	Type of Plant

Molina	Chile	Wine Production
Totihue	Chile	Wine Production
Isla de Maipo	Chile	Wine Production
Finca La Celia	Argentina	Wine Production
Lontué	Chile	Wine Storage
Viña Mar	Chile	Wine Storage

Our two principal production facilities through joint ventures12 are set forth below:

Joint Ventures
Location	Country	Type of Plant
Punta Arenas	Chile	Beer(1)
Sesquille	Colombia	Beer(2)
(1) Production in the Punta Arenas facility is under licensing agreements and, accordingly, we do not consolidate this facility.
(2) In February 2019, CCU through its joint venture with Grupo Postobón, started beer production at the new three million hectoliter plant. Accordingly, we do not consolidate this facility.

12 See “Item 4: Information on the Company – B. Business Overview – Overview – Joint Ventures and Associated Companies”.

In addition to our production plants listed above, we have 34 owned and 7 leased distribution centers in the countries in which we operate:

Own Distribution Centers	Country	Leased Distribution Centers	Country
Arica	Chile	Illapel	Chile
Iquique	Chile	La Vara	Chile
Calama	Chile	Castro	Chile
Copiapo	Chile	San Antonio	Chile
Coquimbo	Chile	Encarnacion	Paraguay
Ovalle	Chile	Coronel Oviedo	Paraguay
Llay Llay	Chile	Trinidad	Bolivia
Curauma	Chile
Santiago Sur	Chile
Rancagua	Chile
Talca	Chile
Chillan	Chile
Talcahuano	Chile
Los Angeles	Chile
Valdivia	Chile
Osorno	Chile
Puerto Montt	Chile
Coyhaique	Chile
Cervecera	Chile
Temuco	Chile
Antofagasta	Chile
Modelo	Chile
Villarrica	Chile
Renca	Chile
Sauce Viejo	Argentina
Cordoba	Argentina
Rosario	Argentina
Munro	Argentina
Mendoza	Argentina
San Juan	Argentina
Pan de Azúcar	Uruguay
Asunción	Paraguay
Ciudad del Este	Paraguay
La Paz	Bolivia

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

Over the years, CCU has implemented specific action plans in each of its operations through the Environmental Vision 2020, which seeks to achieve three objectives within the decade (2010 - 2020): a reduction of greenhouse gas emissions per hectoliter by 20%, a reduction of water consumption per hectoliter by 33%, and to reach 100% in the valorization of industrial solid waste.

In 2016, the Company took important steps in the area of environmental sustainability, including (1) our first satellite natural gas regasification plant at CCU’s Temuco plant, which allowed the conversion from heavy oil to natural gas, decreasing the plant’s CO2 emissions by 20%; (2) our mini hydroelectric power plant in Isla de Maipo, which generates 250 kilowatts of electrical power for the winery of Viña Tarapacá; and (3) a biogas plant in Molina, which operates exclusively with biological waste from the harvest.

In 2017, CCU was distinguished by the United Nations through its Pacto Global Chile Network, with the VIII Environmental Recognition 2017 granted by the Climate, Energy and Water Committee of the Chilean-British Chamber of Commerce (Carbon Footprint).

In 2018, we continued to make progress in our Environmental Vision 2020 plan, with the reduction in greenhouse gases reaching 24.4%; the decrease in water consumption of 42.2%; and the valorization of industrial waste by 98.5%. To support this last objective, CCU signed a Zero Waste to Landfill Clean Production Agreement (“CPA”), together with 29 other Chilean companies, as well as with the Chilean government’s Sustainability and Climate Change Agency (“ASCC”) and the Recycling Industry National Association. In this agreement, the participant companies committed to reducing to zero the waste that they send to landfills, by introducing circular economy practices, in order to avoid their generation or increase their recovery. Related to the reduction of Greenhouse Gas emissions, our Quilicura plant began to use biogas in its boilers in August 2018. In January 2019, our subsidiary Plasco was recertified under ISO 50,001.

In June 2016, Law N° 20,920 was enacted, which establishes the framework for waste management, the extended responsibility of the producer (REP) and promotion of recycling, which names “priority products” that must be recovered by the producers who put them on the market. The priority products must be managed through recycling, recovery or final disposal through an individual or collective Waste Management System. Regarding the latter, the authority will impose recollection goals through specific regulations that are still under development. On November 30, 2017, the Regulations on Procedures of the REP Law were published. During 2018, regulations were issued that established the collection, valorization and other associated obligations for tires and we expect regulations for other priority products, including all packaging materials, to be issued in 2019.

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

Due to the high levels of air pollution in the Santiago Metropolitan Area, the relevant authorities have implemented a decontamination plan, which includes different types of measures depending on the air quality levels, some of which can be imposed on industries. In the case of emergencies, the companies producing the highest levels of particle and gas emissions must suspend their activities. We comply current regulations applicable to both our beer and soft drink facilities in the Santiago Metropolitan Area in all material respects.

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

In 2018 CCU received recognition from the Environmental Ministry, for our 2017 registration in the carbon footprint program called “HuellaChile”.

Argentina

In Argentina, there are several statutes imposing obligations on companies regarding environmental matters at the municipal, provincial and federal levels in accordance with the General Environmental Protection Framework (Law N° 25,675), which establishes the Basic Environmental Protection Budgets, forming the fundamentals to develop all legislation and national environmental policy. In many cases, private entities operating public utilities such as water supply and sewage are in charge of controlling and enforcing those regulations. Examples of new laws and regulations recently enacted are: (i) the National Register of Chemical Substances (Decree N° 900/12), which aims to improve the traceability of chemical substances by means of strict control of all chemical substances that enter or leave the industrial plant, (ii) Decree N° 801/2015 regarding the global system of classification and labeling of chemical products, which based on Decree N° 3,359/2015 was implemented in April 2016 for pure substances, and in January 2017 for mixed substances, and (iii) Law N° 26,190 the National Regime for the Use and Promotion of Renewable Sources of Energy, which was modified by Law N° 27,191 and regulated by Decree N° 531/2016, with the objective to gradually implement the Use of Renewable Sources of Energy in the plants.

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

A.   ADJUSTED OPERATING RESULT

The following discussion should be read in conjunction with our consolidated financial statements and the notes included thereto in this annual report. In the following discussion, CLP amounts have been rounded to the nearest million pesos, unless otherwise indicated. Certain amounts (including percentage amounts) which appear herein have been rounded and may not sum to the totals shown.

We evaluate the performance of the segments based on several indicators, including Adjusted Operating Result, Adjusted Operating Result Before Depreciation and Amortization (ORBDA), ORBDA margin (% of ORBDA of total revenues for the Operating segment), volumes and sales revenues. Sales between segments are conducted using terms and conditions at current market rates.

Adjusted Operating Result and ORBDA are non-IFRS financial measures.  Adjusted Operating Result reflects a subtotal in Note 6 under Operating segment’s additional information (page F-46). A non-IFRS financial measure does not have a standardized meaning prescribed by either IFRS or U.S. GAAP. For management purposes, Adjusted Operating Result is defined as Net income before other gains (losses), net financial expense, equity and income of joint ventures, foreign currency exchange differences, result as per adjustment units and income taxes (or alternatively, Adjusted Operating Result can be defined as “Income from operational activities” excluding “Other gains/(losses)”).  For management purposes, ORBDA is defined as Adjusted Operating Result before depreciation and amortization.

The Company believes that the use of “Adjusted Operating Result” provides investors with a better understanding of the day-to-day performance of the Company, because elements included under “Other gains/(losses)” such as impacts derived from derivative contracts and marketable securities are not considered part of the core business of each Operating segment and therefore are managed at the corporate level. The performance of each Operating segment is assessed by this measure, and for the same reason this measure is used by each segment’s Chief Operating Decision Maker to assess the performance of the Operating segments. This measure eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. The Company believes that disclosure of Adjusted Operating Result provides useful information to investors and financial analysts in their review of our operating performance and their comparison of operating performance to the operating performance of other companies in the beverage industry, but it may not be comparable to similarly titled indicators used by other companies. Further, the Company believes that the use of ORBDA provides useful information to investors and analysts in their review of financial results as it is a common figure disclosed by other companies to calculate financial ratios in order to have comparable measures used in the industry. Neither Adjusted Operating Result nor ORBDA are substitutes for IFRS measures of earnings.

Adjusted Operating Result and ORBDA have important limitations as analytical tools. For example, they do not reflect (a) our cash expenditures or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements needed for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; or (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to the evaluation of our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.

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

	Year Ended December 31,
	2016		2017		2018
	(in millions of CLP, except percentages)
Net sales
Chile Operating segment(1)	997,376	64.0%	1,047,119	61.7%	1,109,574	62.2%
International Business Operating segment(2)	370,109	23.7%	460,317	27.1%	483,926	27.1%
Wine Operating segment(3)	201,402	12.9%	204,454	12.0%	206,519	11.6%
Other	(9,989)	(0.6)%	(13,530)	(0.8)%	(16,736)	(0.9)%
Total	1,558,898	100.0%	1,698,361	100.0%	1,783,282	100.0%

Adjusted Operating Result(4)
Chile Operating segment(1)	154,551	77.0%	182,784	77.8%	202,662	43.2%
International Business Operating segment(2)	20,815	10.4%	45,266	19.3%	266,345	56.8%
Wine Operating segment(3)	37,189	18.5%	24,519	10.4%	22,667	4.8%
Other	(11,903)	(5.9)%	(17,676)	(7.5)%	(22,952)	(4.9)%
Total	200,652	100.0%	234,894	100.0%	468,722	100.0%

Volume (in million liters)
Chile Operating segment(1)	1,764.4	71.2%	1,786.3	68.7%	1,886,8	66.1%
International Business Operating segment(2)	575.2	23.2%	672.6	25.8%	827,3	29.0%
Wine Operating segment(3)	138.8	5.6%	143.1	5.5%	138,9	4.9%
Total	2,478.4	100.0%	2,602.0	100.0%	2,853.0	100.0%
(1) Includes beers, non-alcoholic beverages, spirits and shared services units in Chile.
(2) Includes beers, cider, non-alcoholic beverages and spirits in Argentina, Bolivia (from August 2018), Paraguay and Uruguay.
(3) Includes domestic and export wine sales to more 80 countries.

(4) Defined, for management purposes, as Net Income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes.

The following is a reconciliation of our Net income; the most directly comparable IFRS measure to Adjusted Operating Result and ORBDA for the years ended December 31, 2014, 2015, 2016, 2017 and 2018.

	For the years ended December 31,
	2014	2015	2016	2017	2018
	(in million CLP)

Net income of year	120,792	140,526	140,082	148,108	322,085
Add (Subtract):
Other gains (losses)	(4,037)	(8,512)	8,346	7,717	(4,030)
Financial Income	(12,137)	(7,846)	(5,680)	(5,051)	(15,794)
Financial costs	22,957	23,101	20,307	24,166	23,561
Share of net loss of joint ventures and associates accounted for using the equity method	899	5,228	5,561	8,914	10,816
Foreign currency exchange differences	613	(958)	(457)	2,563	(3,300)
Result as per adjustment units	4,159	3,283	2,247	111	(742)
Income taxes	46,674	50,115	30,246	48,366	136,127
Adjusted Operating result(1)	179,920	204,937	200,652	234,894	468,722
Exceptional Item (EI)	1,628	-	-	-	-
Adjusted Operating result before (EI)	181,548	204,937	200,652	234,894	468,722
Depreciation and amortization	68,608	81,567	83,528	92,200	93,289
ORBDA before (EI)	250,155	286,504	284,180	327,094	562,011
Exceptional Item (EI)	(1,628)	-	-	-	-
ORBDA(2)	248,528	286,504	284,180	327,094	562,011

(1) Defined, for management purposes, as Net Income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes.

(2) Defined, for management purposes, as Adjusted Operating Result before depreciation and amortization.

The following table presents our Income statement for the periods noted below:

	Year Ended December 31,
	2016		2017		2018
	(millions of CLP, except percentages)
Net sales	1,558,898	100.0%	1,698,361	100.0%	1,783,282	100.0%
Cost of sales	(741,820)	47.6%	(798,739)	47.0%	(860,011)	48.2%
Gross profit	817,078	52.4%	899,622	53.0%	923,271	51.8%
Other income by function	5,144	0.3%	6,718	0.4%	228,455	12.8%
Other expenses (1)	(2,027)	0.1%	(2,662)	0.2%	(1,428)	0.1%
Exceptional Items (EI)	-	-	-	-	-	-
MSD&A (2)	(619,543)	39.7%	(668,783)	39.4%	(681,576)	38.2%
Adjusted Operating Result (3)	200,652	12.9%	234,894	13.8%	468,722	26.3%
Net financing expenses	(14,627)	0.9%	(19,115)	1.1%	(7,766)	0.4%
Results as per adjustment units	(2,247)	0.1%	(111)	0.0%	742	0.0%
Exchange rate differences	457	0.0%	(2,563)	0.2%	3,300	0.2%
Equity and income from joint ventures	(5,561)	0.4%	(8,914)	0.5%	(10,816)	0.6%
Other gains/(losses)	(8,346)	0.5%	(7,717)	0.5%	4,030	0.2%
Income before taxes	170,328	10.9%	196,474	11.6%	458,211	25.7%
Income taxes	(30,246)	1.9%	(48,366)	2.8%	(136,127)	7.6%
Net income for the year	140,082	9.0%	148,108	8.7%	322,085	18.1%
Attributable to:				%
Equity Holders of Parent Company	118,457	7.6%	129,607	7.6%	306,891	17.2%
Non controlling interest	21,624	1.4%	18,501	1.1%	15,194	0.9%

(1) Other expenses are part of the ´Other expenses by function´ as presented in the Consolidated Statement of Income. These Other expenses mainly consist of losses related to the sales and write off of fixed assets.

(2) MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

(3) Defined, for management purposes, as Net Income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes.

FISCAL YEAR ENDED DECEMBER 31, 2018 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2017

The main highlights of the Income Statement for the fiscal year ended 2018 were: (a) Net sales growth of 5.0%, driven by 9.6% higher volumes, partially offset by 4.2% lower average prices in CLP terms; (b) Net income growth of 136.8%; and (c) Adjusted Operating Result growth of 99.5%, mainly explained by the increase of 488.4% in the International Business Operating segment and 10.9% in the Chile Operating segment, partially offset by the decrease of 7.6% in the Wine Operating segment. It is also important to highlight that the Income Statement in 2018 reflects both ongoing operations and the impact of: i) the CCU Argentina – ABI transaction ii) the application of Hyperinflation Accounting in Argentina (see Note 4 to our consolidated financial statements included herein) and (iii) the tax asset revaluation in Argentina as discussed herein.

Net sales

Our Net sales increased by 5.0% to CLP 1,783,282 million in 2018, from CLP 1,698,361 million in 2017, due to 9.6% higher consolidated volumes, partially offset by 4.2% lower average prices. Volume growth was driven by a 23.0% and 5.6% increase in volumes in the International Business and Chile Operating segments, respectively, partially offset by 3.0% lower volumes in the Wine Operating segment. The 4.2% lower average price in CLP was primarily explained by the sharp depreciation of the ARS against the CLP, which resulted in a 14.5% lower average price in CLP terms from the International Business Operating segment. Net sales performance of each of our Operating segments during 2018 is described below:

Chile: Net sales increased 6.0% to CLP 1,109,574 million in 2018, from CLP 1,047,119 in 2017, as a result of 5.6% higher sales volume coupled with 0.3% higher average prices. The volume growth was mainly explained by industry growth and slight market share gains.

International Business: Net sales increased 5.1% to CLP 483,926 million in 2018, from CLP 460,317 million in 2017 as a result of 23.0% higher sales volumes partially offset by 14.5% lower average prices in CLP. The consolidation, as of August 9, 2018, of BBO, our subsidiary in Bolivia, also contributed to volume growth this year. Excluding Bolivia, volumes grew 18.9%. The increase in volumes was mainly driven by our convenience packaging strategy, innovation in brand extensions and effective brand portfolio management. The lower average price in CLP terms was primarily due to the sharp depreciation of the Argentine peso against the CLP in 2018, given that prices in the International Business Operating segment increased in line with local inflation.

Wine: Net sales increased 1.0% to CLP 206,519 million in 2018, from CLP 204,454 million in 2017. The increase in Net sales was the result of 4.1% higher average prices, primarily explained by price increases in the domestic market, partially offset by a 3.0% decrease in volumes, as we experienced a contraction in our export market.

Cost of sales

Cost of sales consists primarily of the cost of raw materials, packaging, labor costs for production, personnel, depreciation of assets related to production, depreciation of returnable packaging, licensing fees, bottle breakage, utilities, and the costs of operating and maintaining plants and equipment. Our Cost of sales increased 7.7% to CLP 860,011 million in 2018, from CLP 798,739 million in 2017, mostly due to 9.6% higher volumes, given that the Cost of sales per hectoliter declined 1.8%.  As a percentage of Net sales, Cost of sales increased to 48.2% in 2018, from 47.0% in 2017, explained by the 4.2% decrease in the average price per hectoliter. The Cost of sales for our Operating segments during 2018 is described below:

Chile: Cost of sales increased 3.6% to CLP 501,256 million in 2018, from CLP 483,604 million in 2017, driven primarily by the increase in volumes, given that the Cost of sales per hectoliter decreased by 1.9%. The decrease in the Cost of sales per hectoliter was explained by manufacturing efficiencies, lower cost of sugar and the 1.4% appreciation of the CLP against the USD, which reduced our USD-denominated costs, offset by higher PET and aluminum costs. All in, Cost of sales as a percentage of Net sales decreased to 45.2% in 2018 from 46.2% in 2017.

International Business: Cost of sales increased 20.8% to CLP 230,069 million in 2018, from CLP 190,387 million in 2017, driven primarily by volume growth and the impact on USD-denominated costs.  Cost of sales per hectoliter in CLP decreased by 1.8%, primarily explained by currency translation, given that in local currency, the Cost of sales per hectoliter rose as a result of higher USD-denominated costs, due to the sharp depreciation of the ARS/USD. As a result, Cost of sales as a percentage of Net sales increased to 47.5% in 2018 from 41.4% in 2017.

Wine: Cost of sales increased 5.6% to CLP 133,272 million in 2018, from CLP 126,244 million in 2017. Cost of sales per hectoliter increased 8.8% as result of the higher cost of wine, following the weak 2016 and 2017 harvests in Chile. As a percentage of Net sales, Cost of sales increased to 64.5% in 2018 from 61.7% in 2017.

Gross profit

Our Gross profit increased 2.6% to CLP 923,271 million in 2018, from CLP 899,622 million in 2017. Gross profit decreased to 51.8% in 2018 from 53.0% in 2017.

Marketing, Selling, Distribution and Administrative Expenses

Marketing, Selling, Distribution and Administrative expenses (“MSD&A”) primarily include advertising and promotional expenses, selling expenses, distribution costs such as product transportation costs, services provided by third parties and other administrative expenses. Our MSD&A expenses increased 1.9% to CLP 681,576 million in 2018, from CLP 668,783 million in 2017. As a percentage of Net sales, our MSD&A improved 116 bps partially driven by the “ExCCelencia CCU” program in all of our Operating segments to 38.2% in 2018, from 39.4% in 2017. The MSD&A performance of each Operating segment during 2018 is described below:

Chile: MSD&A expenses increased 6.3% to CLP 407,243 million in 2018, from CLP 383,169 million in 2017, driven primarily by the increase in volumes. As a percentage of Net sales, MSD&A remained almost flat at 36.7% in 2018 compared to 36.6% in 2017, as operating efficiencies were offset by higher fuel prices.

International Business: MSD&A decreased 6.5% to CLP 210,591 million in 2018, from CLP 225,342 million in 2017, primarily due to the depreciation of the ARS against the CLP. As a percentage of Net sales, MSD&A decreased to 43.5% in 2018 from 49.0% in 2017, primarily as a result of logistic efficiencies and scale benefits, due to our double-digit volume growth, contributing to the 544 bps improvement in MSD&A as a percentage of Net sales.

Wine: MSD&A decreased 2.8% to CLP 52,409 million in 2018, from CLP 53,942 million in 2017. As a percentage of Net sales, MSD&A decreased to 25.4% in 2018 from 26.4% in 2017, mainly due to operating efficiencies.

Other operating income/(expenses)

Other operating income/(expenses) increased 5,497.9% to CLP 227,027 million in 2018, from CLP 4,056 million in 2017. The variation is primarily attributable to the CLP 208,842 one-time operating gain from the CCU Argentina and ABI transaction executed in the second quarter of 2018, as well as other operating income received during the rest of the year.

Adjusted Operating Result13

Our Adjusted Operating Result increased 99.5% to CLP 468,722 million in 2018, from CLP 234,894 million in 2017, and our Adjusted Operating Result as a percentage of Net sales increased to 26.3% in 2017, from 13.8% in 2017. These results include growth from both ongoing operations, as well as a gain of CLP 208,842 million from the Transaction14, the application of Hyperinflation Accounting in Argentina which had an adverse impact of CLP 5,023 million. The Adjusted Operating Result performance of each of our Operating segments during 2018 is described below:

13 See “Item 5. A. Adjusted Operating Result”.

14 See “Item 4: Information on the Company – A. History and Development of the Company”.

Chile: The Adjusted Operating Result increased 10.9% to CLP 202,662 million in 2018 from 182,784 million in 2017. The Adjusted Operating Result margin increased to 18.3% in 2018 from 17.5% in 2017, mainly explained by lower Costs of sales as a percentage of Net sales.

International Business: The Adjusted Operating Result increased 488.4% to CLP 266,345 million in 2018, from CLP 45,266 million in 2017. The Adjusted Operating Result margin increased to 55.0% in 2018 from 9.8% in 2017, mainly explained by gains from the CCU Argentina – ABI transaction in Other operating income.

Wine: The Adjusted Operating Result decreased 7.6% to CLP 22,667 million in 2018, from CLP 24,519 million in 2017. The Adjusted Operating Result margin decreased to 11.0% in 2018 from 12.0% in 2017, mainly explained by higher Costs of sales as a percentage of Net sales.

Other: The Adjusted Operating Result for Others decreased to a loss of CLP 22,952 million in 2018, from a loss of CLP 17,676 million in 2017, mainly due to higher corporate expenses.

Net financial expenses

Our Net financial expenses decreased 59.4% to a loss of CLP 7,766 million in 2018 from a loss of CLP 19,115 million in 2017, generating a positive impact of CLP 11,349 million mainly due to higher levels of Cash and cash equivalents.

Equity and income from joint ventures and associated companies

CCU has 50% or less participation in Cervecería Austral, Foods, BBO (until August 9, 2018), CCC and in other companies. The share of the gain/loss in the referred companies increased to a loss of CLP 10,816 million in 2018, from a loss of CLP 8,914 million in 2017, mainly due to higher losses in CCC and ZF CC, in Colombia, partially offset by higher gains in Cervecería Austral.

Result as per adjustment units and Foreign currency exchange differences

The adjustment applied to our net liabilities due to Chilean inflation and foreign exchange fluctuations resulted in a net gain of CLP 3,300 million in 2018, compared to a net loss of CLP 2,563 million in 2017. This variation is primarily due to higher Foreign currency exchange rate differences, due to USD-denominated assets.

Other gains (losses)

Our Other gains (losses) improved to a net gain of CLP 4,030 million in 2018, from a net loss of CLP 7,717 million in 2017. This is explained by gains on forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency denominated assets, as a consequence of the appreciation of the USD against the CLP.

Income taxes

Our income taxes in 2018 amounted to CLP 136,127 million, translating into an effective consolidated tax rate of 29.7%. Income taxes in 2017 amounted to CLP 48,366 million translating into an effective consolidated tax rate of 24.6%. Income tax increased by CLP 87,761 million explained by an increase of 133.2% in consolidated taxable income, the increase of the First Category Income tax rate in Chile from 25.5% to 27.0% and by the impact on taxes resulting from our foreign currency denominated assets, as a consequence of the appreciation of the USD against the CLP. This was partially offset by the decrease in the corporate income tax rate in Argentina from 35.0% to 30.0% and by CCU Argentina’s tax asset revaluation.

Net income prior to non-controlling interests

Our Net income prior to minority shareholders in 2018 increased 117.5% to CLP 322,085 million in 2018, from CLP 148,108 million in 2017.

Net income attributable to equity holders of the parent company

Our Net income attributable to equity holders of the parent company increased 136.8% to CLP 306,891 million in 2018, from CLP 129,607 million in 2017. This increase includes growth from both ongoing operations, as well as a gain of CLP 157,359 million from the Transaction, comprised of the reported one-time gain in the second quarter of CLP 153,496 million, as well as CLP 2,131 million in the third quarter of 2018 and CLP 1,732 million in the fourth quarter of 2018, which mainly corresponds to after-tax net financial income related to cash and cash equivalents maintained for upcoming tax expenses from the Transaction. This growth, however, was partially offset by the application of Hyperinflation Accounting in Argentina, which adversely impacted Net income by CLP 6,087 million. Also this year, CCU Argentina opted in for a tax asset revaluation, which generated a CLP 6,822 million positive impact at Net income. Excluding these effects, Net income increased by 14.8% to CLP 148,797 million.

Net income attributable to Non-controlling interests

Net income attributable to non-controlling interests decreased to CLP 15,194 million in 2018 from CLP 18,501 million in 2017, mainly due to a decline in results in our Wine Operating segment.

FISCAL YEAR ENDED DECEMBER 31, 2017 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2016

The major occurrences of the fiscal year ended 2017 were: (a) Net sales growth of 8.9%, due to 5.0% higher volumes, together with 3.8% higher average prices in CLP terms; (b) Net income growth of 9.4%, due to the higher taxable income, partially offset by higher income taxes; and (c) Adjusted Operating Result growth of 17.1%, mainly explained by the increase of 117.5% in the International Business Operating segment and 18.3% in the Chile Operating segment, partially offset by the decrease of 34.4% in the Wine Operating segment.

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

Chile: Net sales increased 5.0% to CLP 1,047,119 million in 2017, from 997,376 in 2016, as a result of 1.2% higher sales volume coupled with 3.7% higher average prices, mainly explained by revenue management efficiencies, such as improved promotional effectiveness.

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

Gross profit

Our Gross profit increased 10.1% to CLP 899,622 million in 2017, from CLP 817,078 million in 2016. Gross profit increased to 53.0% in 2017 from 52.4% in 2016.

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

Result as per adjustment units and Foreign currency exchange differences

The adjustment applied to our net liabilities due to Chilean inflation and foreign exchange fluctuations resulted in a net loss of CLP 2,563 million in 2017, compared to a net gain of CLP 457 million in 2016. This variation is primarily due to higher Foreign currency exchange rate differences, due to the devaluation of the ARS against the USD.

Other gains (losses)

Our Other gains (losses) improved to a net loss of CLP 7,717 million in 2017, from a net loss of CLP 8,346 million in 2016. This is explained by a decrease in losses on our forward contracts, entered into in order to reduce the impact of foreign exchange rate fluctuations on tax on our foreign currency denominated assets compared to 2016.

Income taxes

Our income taxes in 2017 amounted to CLP 48,366 million, translating into an effective consolidated tax rate of 24.6%. Income taxes in 2016 amounted to CLP 30,246 million translating into an effective consolidated tax rate of 17.8%. Income tax increased by CLP 18,120 million mainly due to higher taxable income in Argentina, the Chilean tax rate increase to 25.5% in 2017, from 24% in 2016, and a decrease in losses on our forward contracts, entered into in order to reduce the impact of foreign exchange rate fluctuations on tax on our foreign currency denominated assets compared to 2016.

Net income for the year

Our Net income in 2017 increased 5.7% to CLP 148,108 million in 2017, from CLP 140,082 million in 2016.

Net income attributable to equity holders of parent

Our Net income attributable to equity holders of our parent company increased 9.4% to CLP 129,607 million in 2017, from CLP 118,457 million in 2016.

Net income attributable to Non-controlling interests

Net income attributable to non-controlling interests decreased to CLP 18,501 million in 2017 from CLP 21,624 million in 2016, mainly due to a decline in results in our Wine Operating segment.

B.   Liquidity and Capital Resources

Our principal source of liquidity has been cash generated by our operating activities, which amounted to CLP 190,014 million, CLP 262,161 million and CLP 429,313 million during the years 2016, 2017 and 2018, respectively.

Our cash flow from operations and working capital are our primary sources to meet both our short-term and long-term obligations. In the opinion of our management, they are sufficient for those purposes.

The principal component of cash flows generated by operating activities in 2018 were amounts collected from clients net of payments to suppliers of CLP 755,184 million compared to CLP 764,197 million in 2017 and CLP 646,311 million in 2016.

In 2018, our cash flows from financing activities totalled outflows of CLP 52,964 million compared to outflows of CLP 53,001 million in 2017 and outflows of CLP 95,060 million in 2016. The principal components of cash flows used in financing activities consisted of dividends paid of CLP 74,825 million in 2018, including dividends paid relating to minority interests (CLP 75,128 million in 2017 and CLP 69,820 million in 2016), of loan payments of CLP 112,665 million in 2018 (CLP 25,754 million in 2017 and CLP 27,911 million in 2016), partially offset by the proceeds from short-term and long-term borrowings of CLP 184,008 million in 2018 (CLP 57,777 million in 2017 and CLP 23,150 million in 2016), and other cash movement inflows of CLP 819 million in 2018 (inflows of CLP 36 million in 2017 and inflows of CLP 913 million in 2016). Additionally, we paid amount of CLP 49,223 million for the acquisition of an additional 15.79% interests in Viña San Pedro Tarapacá S.A. through CCU Inversiones S.A. (CLP 7,800 million in 2017 for the acquisition of an additional 2.5% interests in Viña San Pedro Tarapacá S.A. through CCU Inversiones S.A.)

In 2018, our cash used in investment activities totalled CLP 199,002 million compared to CLP 173,614 million in 2017 and CLP 155,007 million in 2016. The principal components of cash used in investment activities in 2018 consisted of capital expenditures of CLP 131,440 million (CLP 125,765 million in 2017 and CLP 128,883 million in 2016) and payments made to acquire interests in joint ventures, in non-controlling interests and to obtain control of subsidiaries or other businesses of CLP 65,325 million (CLP 50,463 million in 2017 and CLP 29,859 million in 2016).

As of December 31, 2018, we had CLP 122,695 million (CLP 67,349 million in 2017 and CLP 58,585 million in 2016) in cash, overnight deposits, bank balances, time deposits and investments in mutual funds, which do not include CLP 196,319 million (CLP 102,696 million in 2017 and CLP 75,448 million in 2016) corresponding to securities purchased under resale agreements. Indebtedness, including accrued interest, amounted to CLP 270.636 million as of December 31, 2018. Short-term indebtedness included:

• CLP 38,160 million of short-term bank borrowings,

• CLP 4,081 million of bonds payable, and

• CLP 366 million of financial lease obligations.

As of December 31, 2018, long-term indebtedness, excluding the current portion, comprised:

• CLP 75,201 million of long-term obligations to banks,

• CLP 135,281 million of long-term obligations to the public represented by bonds, and

• CLP 17,546 million of long-term financial lease obligations.

In April 2009 the Company issued two series of notes in the local market for UF 3 million (all outstanding amounts under the “I” Series bonds were paid during 2014), and UF 2 million for a total of CLP 104,188 million in order to refinance a previous loan of CLP 30,000 million and a USD 100 million syndicated loan that matured in November 2009. The current conditions of the bonds are as follows:

	“H” Series	“J” Series
UF amount	2 million	3 million
Term	21 years	25 years
Amortization	Semi-annual since year 11	Bullet
Interest Rate	UF+4.25%	UF+2.90%

As of December 31, 2018, some of our outstanding debt instruments required that we maintain certain financial ratios. The most significant covenants (“H” and “J”, given that all outstanding amounts under the “E” Series bonds were paid during 2018) required us to maintain a consolidated interest coverage ratio of ORBDA (as calculated by CCU in accordance with particular debt instruments in order to measure such instruments’ financial covenants) to interest expenses higher than 3.00 in CCU and CPCh; to maintain a consolidated leverage ratio (the ratio of adjusted liabilities to adjusted equity) lower than 1.50 in CCU and 2.50 in CPCh; to maintain a consolidated financial leverage ratio (the ratio of net financial debt to adjusted equity) lower than 1.50 in CCU; and a minimum consolidated adjusted equity of CLP 312,516.75 million in CCU and of UF 770 thousand (CLP 20,912 million as of December 31, 2018) in CPCh. Furthermore, we were required to maintain a ratio of our unpledged assets over our unsecured liabilities of at least 1.2. The definition of, and calculation mechanics for, all covenants were established when we first entered into these debt instruments, and were based on Chilean GAAP, which are no longer in use since the Company adopted IFRS, as issued by the IASB. For that reason, the Company in 2010 adapted, with the consent of its creditors, these requirements to the new accounting standards and principles (see Note 21 to our audited consolidated financial statements included herein).

At December 31, 2018, CCU met all of its financial debt covenants and had a consolidated interest coverage ratio of 23.85, a consolidated leverage ratio of 0.56 and consolidated financial leverage ratio of -0.03. The consolidated adjusted equity attributable to equity holders of the parent company as of December 31, 2018 was CLP 1,433,572 million. Our ratio of unpledged assets over unsecured liabilities was 8.89.

None of our indebtedness, or that of our subsidiaries, contains any term that restricts our ability to pay dividends other than the requirement to maintain a minimum consolidated equity.

The following table summarizes debt obligations held by us as of December 31, 2018. The table presents principal payment obligations in millions of CLP by interest rate structure, financial instrument and currency, with their respective maturity dates and related weighted-average interest rates:

Interest - Bearing Debts(1) as of December 31, 2018
(millions of CLP, except percentages)

Contractual Flows Maturities
Fixed Rate		Averge Int.Rate	2019	2020	2021	2022	2023	Thereafter	TOTAL
CLP (UF) (2)	Bonds	3.3%	7,206	9,554	9,343	9,132	8,921	167,691	211,847
CLP (UF) (2) (3)	Banks	3.6%	11,738	955	955	955	955	23,079	38,637
CLP	Banks	4.6%	8,108	4,435	4,435	57,687	6	44	74,716
USD	Banks	3.1%	16,468	-	-	-	-	-	16,468
ARS	Banks	54.7%	4,771	2	-	-	-	-	4,773
BOB	Banks	5.0%	782	1,161	1,161	1,074	1,074	3,338	8,589
UYU	Banks	4.8%	488	896	-	-	-	-	1,384

Sub-total			49,561	17,002	15,894	68,847	10,955	194,152	356,412

Variable rate		Averge Int.Rate	2019	2020	2021	2022	2023	Thereafter	TOTAL
USD	Banks	3.4%	294	288	8,199	-	-	-	8,781
ARS	Banks	32.5%	506	-	-	-	-	-	506

Sub-total			800	288	8,199	-	-	-	9,287

TOTAL			50,361	17,290	24,093	68,847	10,955	194,152	365,699
(1) Including long-term debt obligations and capital lease obligations. (2) UF as of December 31, 2018. (3) Includes Capital Lease Obligations for an amount of CLP 27,867 million.

To hedge our market risks, we hold debt obligations in various currencies and enter into derivatives contracts. See “Item 11: Quantitative and Qualitative Disclosure about Market Risk”.

Our treasury policy is to invest in highly liquid financial instruments issued by first-class financial institutions. Investments are made primarily in CLP. As of December 31, 2018, we had invested CLP 254,708 million in time deposits, mutual funds and securities purchased under resale agreements (Repos). The following table summarizes financial instruments, including time deposits, mutual funds and securities purchased under resale agreements (Repos), held by us as of December 31, 2018:

Short-Term Financial Instruments
(in millions of CLP)
Time deposits	48,194
Mutual Funds	10,194
Repos	196,319
Total	254,708

Capital Expenditures

Our plans for capital expenditures through the period 2019-2022 are displayed in the following table:

(CLP Million)	2019	2020	2021	2022
Chile	171,751	141,408	93,160	77,812
Abroad	41,232	65,035	31.919	39,590
Total	212,982	206,442	125,079	117,402

The investment plan to support organic growth at a consolidated level contemplates investing CLP 212,982 million in 2019, composed mainly of CLP 85,920 million in production assets, which includes the start up of construction of the new production plant for non-alcoholic beverages in Renca (Santiago), CLP 25,903 million in distribution assets to optimize our distribution system and facilities, CLP 26,493 million in packaging material such as bottles and additional returnable crates to replace obsolete inventories and CLP 25,613 million in marketing assets. Capital expenditures are also directed at improving facilities and offices in our plants, and implementing information and management systems in line with the development of our business. These figures may be subject to adjustments depending on market conditions and the Company's ongoing needs.

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

D.   Trend Information

The Chilean economy grew 4.0% in 2018, with an inflation rate of 2.6%. Average unemployment was 6.9% in 2018. We cannot assure you that the consumption of our products will vary in the same proportion as the overall economic indicators, since there is no perfect correlation. The conditions in particular sectors of the economy may have different impact in our business. Factors such as competition and changes in relative prices among the various types of beverages can affect the consumption of our products.

In August 2016, labor reform Law N° 20,940 was approved, which results in a more regulated labor market, effective as of April 2017.

On June 26, 2015 Decree N° 13 of the Ministry of Health was published which modifies the Food Ordinance (Supreme Decree N° 977 of the Ministry of Health) and enforces Law N° 20,606 of 2012 regarding the nutritional composition of food products and its promotion. Both regulations establish certain restrictions on promotion material, labeling, and commercialization of these products that have been classified as being “high” in calories or any of the defined critical nutrients, such as sodium, sugar and saturated fats. Additionally, on November 13, 2015 Law N° 20,869 regarding the promotion of food products was published, restricting the time of day promotions for products high in calories or any of the defined critical nutrient can be aired on television and in the cinema. The first phase of this regulation came into force in June 2016 and affected part of our non-alcoholic portfolio. The second phase of the regulation went into effect in June 2018, decreasing the maximum permitted calorie and sugar levels. The third phase of the regulation is expected to go into effect in June 2019, reducing the maximum permitted calorie level. We have taken measures to mitigate the impact of this new law.

The Chilean Congress is currently discussing a bill that provides, among others, for a new regime of temporary water rights, which apply to future water rights that are granted. The bill would also introduce a system of revocation of water rights, for those not in use. This bill could undergo modifications during its discussion in the Chilean Congress.

All CCU plants have electrical power contracts, either regulated or agreed to with distributors or generators, with prices tied to spot prices, coal prices and CPI (U.S. consumer price index). A shortage is not foreseen in the coming years. Natural gas for CCU plants in Chile comes from GNL Quinteros facilities, which imports gas from renewable sources at international prices. We do not foresee any shortages.

In 2018, the Argentine economy contracted by 3.5% and the Argentine peso depreciated by an average of 68% and when comparing the exchange rate as of the end of each period, the Argentine peso depreciated against the USD by 107% in 2018. Depreciation of the Argentine peso against the dollar may negatively affect our consolidated financial results. Our Argentine subsidiaries use the Argentine peso as their functional currency and their financial statements are translated to CLP for consolidation purposes, which may produce variations to the Company’s consolidated net income and shareholders’ equity, due to translation effects. Also, most of our raw material costs in Argentina are indexed to the dollar, so a depreciation of the ARS against the USD may impact our profitability.

Argentina has faced in the past, and continues to face, high inflation. The increase in inflationary risk may also erode macroeconomic growth and limit the availability of financing, causing a negative impact on our operations. In the years 2016, 2017 and 2018 inflation in Argentina was approximately 40%, 20% and 41%, respectively. Consequently, given that the cumulative inflation rate exceeded 100% in the last three years, Argentina, as prescribed by IAS 29, was declared a hyperinflationary economy as of July 1, 2018 (see Note 4 to our consolidated financial statements included herein).

Measures taken by previous Argentine governments to address the country’s economic crises severely affected the stability of Argentina's financial system and have had a materially negative impact on the country’s economy. These measures included, among others, different methods to directly and indirectly regulate price increases of various consumer goods, including beer, with the intention of reducing inflation. Additionally, the measures implemented in the past to control the country’s trade balance and exchange rate negatively impacted the free import of goods and the repatriation of profits. This situation changed in December 2015. However, we cannot guarantee that the authorities in Argentina will not implement legal and economic measures that may adversely affect our operations in Argentina.

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

We record payments made under operating leases as expenses, and none of our operating lease obligations are reflected on our balance sheet. We have no other off-balance sheet arrangements. See Note 34 to our consolidated financial statements included herein for a more detailed discussion of contingencies, including guarantees.

F.    Contractual Obligations

The following table summarizes our known contractual obligations as of December 31, 2018:

Payments due by period
			(in million of CLP)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-Term Debt Obligations (1)	337,832	49,395	39,471	77,893	171,073
Capital Lease Obligations (2)	27,867	967	1,912	1,910	23,079
Operating Lease Obligations (3)	138,377	56,311	40,459	18,945	22,661
Purchase Obligations (4)	1,337,560	245,986	439,475	414,824	237,275
Total	1,841,636	352,659	521,317	513,572	454,088

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

b) Goodwill, impairment of goodwill and intangible assets other than goodwill: Management exercises judgment in assessing goodwill and the useful lives of other intangible assets including commercial trademarks and software programs. Judgments are also exercised for assessing potential impairments for these kinds of assets. Goodwill is recorded as the excess of the purchase price of companies acquired over the fair value of identifiable net assets acquired and is accounted for at its cost value less accumulated impairment losses, if any. Goodwill in the acquisition of joint ventures and associated companies is assessed for impairment as part of the investment, provided that there are signs indicating that the investment may be impaired. We annually review the recorded value of our goodwill, or sooner if changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability of the carrying value of the asset is determined by comparing net book value, including goodwill, to fair value based on the estimated future net cash flows of the relevant assets. See Notes 2.15 and 2.16 to our consolidated financial statements included herein.

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

d) Severance Indemnities: As of December 31, 2018, the liabilities for mandatory severance indemnities have been determined at their current actuarial value, based on the accrued cost of the benefit, using an annual discount interest rate of 5.69% in Chile and 34.62% in Argentina. The calculation also considers several assumptions such as the estimated years of service that personnel will have at the date of their retirement, mortality rates and future salary increases.33333333

e) Financial instruments: IFRS 9 – Financial instruments, replaces the IAS 39 – Financial instruments, for the annual periods beginning on January 1, 2018 and which brings together three aspects of accounting and which are: classification and measurement; impairment and hedge accounting.

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

Estimated losses from bad debts are measured in an amount equal to the "expectations of credit losses", using the simplified approach established in International Financial Reporting Standard 9-Financial Instruments (“IFRS 9”) and in order to determine whether or not there is impairment from portfolio, a risk analysis is carried out according to historical experience (three years) on the uncollectability, which is adjusted according to macroeconomic variables, in order to obtain sufficient prospective information for the estimation and considering other factors of aging until reaching 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis. Additionally, the company maintains credit insurance for individually significant accounts receivable. Impairment losses are recorded in the Consolidated Statement of Income in the period incurred.

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

In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the derivative instrument used in the hedging is highly transaction effective to offset changes in inception  cash flows of the hedged item. A hedge is considered effective when changes in the cash flows of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flows of the hedging instrument with effectiveness between 80% to 125% (See Note 4 - Accounting changes to our audited consolidated financial statements included herein).

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

f) Accounting changes:

1.    The accounting policies described in the consolidated financial statements as of December 31, 2018 reflect the modifications made by International Financial Reporting Standard 15-Revenue from Contracts with Customers (“IFRS 15”) and IFRS 9 which went into effect as of January 1, 2018. The following is an explanation of the initial impact of the application of these rules:

In relation to IFRS 9, the Company has made an evaluation of its impacts which included the determination of gaps between criteria of classification and measurement of financial instruments with respect to the criteria currently used and the determination of the impact of moving to a model of expected credit losses to determine the impairment of its financial assets.

  Based on the evaluation, we have determined that there are no significant changes impacting the classification and measurement of the Company’s financial assets as a result of the application of IFRS 9. We have not identified significant impacts on accounting policies for financial liabilities, since the new requirements only impacts accounting for liabilities, other than derivative financial instruments, which are designated at fair value through profit or loss, on which the Company, as of January 1, 2018, does not have, nor has there been debt renegotiations that could be affected by the new clarifications about the accounting treatment regarding modification of liabilities; however, for derivative financial instruments that are recognized at fair value through profit or loss as of January 1, 2018, the Company has determined an increase of ThCh$ 1,307, net of deferred taxes, which was recorded under Retained earnings in Equity as of January 1, 2018.

  In relation to the new impairment model, the standard requires the recognition of impairment losses based on expected credit losses (ECL), instead of only incurred credit losses as indicated in IAS 39. Based on the evaluations performed on the portfolio of Trade receivables as of January 1, 2018, the Company determined a decrease of ThCh$ 128,029, net of deferred taxes, which was recorded under Retained earnings in Equity as of January 1, 2018 and additionally modified, as of said date, the respective accounting policy.

  The Company has elected to continue using the IFRS 9’s exception that allows continuing the recording of hedge accounting according to IAS 39.

  The date of adoption of this new standard is mandatory as of January 1, 2018. The Company applied this rule prospectively, using the practical resources allowed by the standard, and given that the effects are not significant the comparative balances for the year 2017 will not be restated.

  As of January 1, 2018, financial assets and liabilities are classified as fair value with changes in profit or loss, measured at amortized cost and at fair value in other comprehensive income, without affecting the classification maintained by the Company.

-  In relation to IFRS 15, the basic principle of IFRS 15 is that an entity recognizes income from ordinary activities, in a way that represents the transfer of goods or services committed to customers, in exchange for an amount that reflects the compensation in which the entity expects to be entitled to in exchange for these goods or services. An entity shall recognize revenue from ordinary activities in accordance with that basic principle by applying the following 5 steps which are:

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

The Company adopted IFRS 15 based on the modified retrospective approach. There was no impact from the adoption and no adjustment to the opening balance of retained earnings was made.

2.    Financial reporting in hyperinflationary economies

Inflation in Argentina has shown significant increases since the beginning of 2018. The cumulative inflation rate of three years, calculated using different combinations of consumer price indices, has exceeded 100% for several months, and it is still increasing. The cumulative three-year inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by International Accounting Standard 29-Financial Reporting in Hyperinflationary Economies (“IAS 29”), Argentina was declared a hyperinflationary economy as of July 1, 2018.

According to the aforementioned, IAS 29 must be applied by all entities whose functional currency is the Argentine peso for the accounting periods ended after July 1, 2018, as if the economy had always been hyperinflationary. In this regard, IAS 29 requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary country be restated in terms of the current purchasing power at the end of the reporting period. The above mentioned implies that the restatement of non-monetary items must be made from their date of origin, last restatement, valuation or another particular date in some very specific cases and considering that the financial statements are prepared under the historical cost criteria.

The adjustment factor used in each case is obtained based on the combined index of the National Consumer Price Index (IPC), with the Wholesale Price Index (IPIM), published by the National Institute of Statistics and Census of the Argentine Republic (INDEC), according to the series prepared and published by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE).

For consolidation purposes, for subsidiaries whose functional currency is the Argentine peso, paragraph 43 of International Accounting Standard 21-The Effects of Changes in Foreign Exchange Rates (“IAS 21”) has been considered, which requires that the financial statements of a subsidiary that has a functional currency of a hyperinflationary economy to be restated in accordance with IAS 29, before being converted so that they are included in the consolidated financial statements. The comparative amounts presented previously (2017 for the purposes of the Consolidated Statement of Financial Position and years 2017 and 2016 for the Consolidated Statement of Incomes by Function, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows) in CLP have not been restated.

Re-expression due to hyperinflation will be recorded until the period in which the economy of the entity ceases to be considered as a hyperinflationary economy; at that time, adjustments made for hyperinflation will be part of the cost of non-monetary assets and liabilities.

The comparative amounts in the Company’s consolidated financial statements are presented in a stable currency and they are not adjusted by inflationary changes.

The application for the first time of IAS 29 gave rise to a positive adjustment of ThCh$ 92,241,004, net of taxes, which have been charged to the "Reserve of exchange differences on translation" account (Other comprehensive income). On the other hand, during fiscal year 2018, the application of this standard generated a gain in net monetary position of ThCh$ 2,312,604 (before tax), which is recognized in the Consolidated Statement of Incomes under "Result as per adjustment units". Additionally, since the Argentine economy was declared as hyperinflationary, a loss of ThCh$ 6,086,727 was recorded in results for the year, generated by the inflation adjustment and translation at the year-end exchange rate as of December 31, 2018.

The most significant effects on the non-monetary items restated, after rating the Argentine economy in a situation of hyperinflation, are the following:

Thousands of CLP
Current assets	1,905,102
Non-current assets	118,989,487
Current liabilities	-
Non-current liabilities	(27,149,456)
Total Shareholders' Equity	93,745,133
Non-controlling interests	(1,504,129)
Equity attributable to equity holders of the parent	92,241,004

3.    During the year ended December 31, 2018, there were no other significant changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these consolidated financial statements.

ITEM 6: Directors, Senior Management and Employees

A.   Directors and Senior Management

The following table sets forth certain information with respect to the members of our Board of Directors:

	Directors	Position	Position Held Since	At CCU Since
Board of Directors	Andrónico Luksic	Chairman of the Board	April 2013 (Chairman), November 1986 (Director)	November 1986
	Carlos Molina	Vice Chairman of the Board	May 2018 (Vice Chairman) April 2012 (Director)	April 2012
	Francisco Pérez	Director	July 1998	February 1991
	Vittorio Corbo	Director	April 2012	April 2012
	Pablo Granifo	Director	April 2013	April 2013
	Rodrigo Hinzpeter	Director	July 2015	July 2015
	José Miguel Barros	Director	April 2016	April 2016
	Rory Cullinan	Director	May 2018	Mayo 2018
	Hemmo Parson	Director	May 2018	Mayo 2018
	Didier Debrosse(1)	Director	July 2015	July 2015
	Marc Busain(1)	Vice Chairman of the Board	April 2016	April 2016

(1) Resigned with effect from May 1, 2018.

Andrónico Luksic (65), was appointed Chairman of the Board of Compañía Cervecerías Unidas S.A. in April 2013 and has served as a Director since November 1986. He is the Chairman of the Board of the Company’s primary subsidiaries, including Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Companía Cervercerías Unidas Argentina S.A. and he is also a member of the board of Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S. Mr. Luksic is currently the Chairman of the Board of Quiñenco S.A. and LQ Inversiones Financieras S.A., Vice Chairman of the Board of Banco de Chile and Compañía Sud Americana de Vapores S.A., as well as a member of the board of directors of several other companies and institutions, including Antofagasta plc, Antofagasta Minerals S.A., Nexans, Tech Pack S.A., and Invexans S.A. Mr. Luksic is a member of the International Business Leaders’ Advisory Council for the Mayor of Shanghai. He is a member of the International Advisory Board of Barrick Gold, the International Advisory Council of the Brookings Institution, the Advisory Board of the Panama Canal Authority, and the Chairman’s International Council of the Council of the Americas. In addition, Mr. Luksic is a Trustee Emeritus at Babson College, and a member of the Harvard Global Advisory Council, the Columbia University World Projects Advisory Council, the International Advisory Board of the Blavatnik School of Government at Oxford University, the International Advisory Boards of both the Tsinghua University School of Economics and Management and the Fudan University School of Management, and the Americas Executive Board of the MIT Sloan School of Management.

Carlos Molina17 (62), has served as Director of Compañía Cervecerías Unidas S.A since April 2012 and as Vice Chairman of the Board since May 2018. He is also a member of the Board of Directors of Cervecera CCU Chile Limited, Embotelladoras Chilenas Unidas S.A., Compañía Cervecerías Unidas Argentina S.A., Viña San Pedro Tarapacá S.A., Foods Compañía de Alimentos CCU S.A. and Compañía Pisquera de Chile S.A., and CEO of Corporación Dinámica Industrial, S.A. in Mexico. He has over 30 years of management and strategic consulting experience in multiple industries, especially in beverages and consumer goods across the Americas. In beverages, his roles have included Business Development for Heineken Americas; Planning and Strategy for Femsa Cerveza; and board member of Kaiser in Brazil. Prior to these roles, Mr. Molina was a Partner in Booz, Allen & Hamilton, a global business consulting firm. Mr. Molina is a Mexican citizen and has a BBA (Bachelor of Business Administration) from the University of Houston, and an MBA from the University of Texas.

Francisco Pérez (61), has served as director of Compañía Cervecerías Unidas S.A. since July 1998 and previously, between 1991 and 1998, he held the position of Chief Executive Officer of said the Company. In 1998 he was appointed Chief Executive Officer of Quiñenco S.A., a position he holds to date. He is member of the board of several companies, including Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Viña San Pedro Tarapacá S.A., Companía Cervercerías Unidas Argentina S.A., Compañía Pisquera de Chile S.A., Compañía Industrial Cervecera S.A.,  Inversiones y Rentas S.A., Banco de Chile, Banchile Corredores de Seguros S.A., LQ Inversiones Financieras S.A., Sudamericana Agencias Aéreas y Marítimas S.A, Nexans, Hapag Lloyd and Invexans Limited. He is also Chairman of the Board of Compañía Sud Americana de Vapores S.A., Empresa Nacional de Energía Enex S.A., Invexans S.A. and Tech Pack S.A. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile and a Master’s degree in Business Administration from the University of Chicago.

Vittorio Corbo14 (76), has held the position of member of the Directors Committee of Compañía Cervecerías Unidas S.A., in his capacity as independent director, since he was elected director in April 2012, which he currently chairs. He is president of Vittorio Corbo y Asociados Limitada, member of the MIT Sloan Latin American Advisory Council, of the International Advisory Council of the Center for Social and Economic Research (CASE) of Warsaw, Poland, and member of the Public Opinion Committee of the Centro de Estudios Públicos (CEP) in Santiago, Chile. He was president of the Central Bank of Chile between 2003 and 2007, director of Banco Santander S.A. (Spain) between the years 2011-2014, Chairman of the Board of Banco Santander Chile between 2014 and 2018, and director of the Santander-México Group and ENDESA Chile. He is an economic advisor to large companies as well as family offices. He held senior management positions at the World Bank in Washington DC and has provided numerous consultancies to the World Bank, IDB, US-AID, CIDA, SIDA, FASID and the OECD, as well as governments and central banks in Latin America. He was Professor of Economics in Canada, the United States and Chile. Mr. Corbo holds a degree in Business Administration from the Universidad de Chile and a Ph.D. in Economics from MIT.

Pablo Granifo (60), has served as Director of Compañía Cervecerías Unidas S.A. since April 2013. He has been the Chairman of the Board of Banco de Chile S.A. since 2007 and Chairman of the Board of Viña San Pedro Tarapacá S.A. since 2013. He is a member of the board of Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A. Additionally, he is Chairman of the boards of Banchile Asesoría Financiera S.A., Socofin S.A., Banchile Securitizadora S.A., and Banchile Administradora General de Fondos S.A., and a member of the executive committee of Banchile Corredores de Seguros Limitada. He is also a member of the board of Empresa Nacional de Energía Enex S.A. He holds a degree in Business Administration from the Pontificia Universidad Católica de Chile.

Rodrigo Hinzpeter (53), has served as Director of Compañía Cervecerías Unidas S.A. since July 2015. He is also member of the board of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Companía Cervercerías Unidas Argentina S.A. and Inversiones y Rentas S.A. Since 2014 he has been the General Counsel of Quiñenco S.A. He is also member of the board of Invexans S.A. and Tech Pack S.A. Before that he was Secretary of Interior Affairs (2010-2012) and, later, the Secretary of Defense of the Government of Chile(2012-2014). He holds a Law degree from the Pontificia Universidad Católica de Chile.

José Miguel Barros (55), was appointed Director of Compañía Cervecerías Unidas S.A.  in April 2016. He is member of the board of various subsidiaries, including Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Viña San Pedro Tarapacá S.A. and Compañía Pisquera de Chile S.A. He is a Senior Managing Director and Partner of Chilean Investment Bank LarrainVial S.A. He is currently a member of the board of Lipigas S.A. and Stel Chile S.A. Mr. Barros holds a degree in Economics and Business Administration from Pontificia Universidad Católica de Chile and is a graduate from PADE, ESE Business School, Universidad de los Andes.

Hemmo Parson (50), was appointed Director of Compañía Cervecerías Unidas S.A. in May 2018. He is also member of the board of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Companía Cervercerías Unidas Argentina S.A. He has held various positions in Heineken and is currently serving as Legal Director of Heineken Americas. In addition, he is a member of the board of directors of Desnoes & Geddes Ltd., Surinaamse Brouwerij N.V. and Caribbean Development Company Ltd. Mr. Parson holds a law degree from the University of Utrecht.

15 Messrs. Corbo and Molina meet the independence criteria under the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and the corporate governance rules of the New York Stock Exchange.

Rory Cullinan (59), He has served as director of Compañía Cervecerías Unidas S.A. since May 2018. He is also a member of the Board of Directors of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Compañía Cervecerías Unidas Argentina S.A. Mr. Cullinan has wide experience across different markets and sectors, working in Europe, Africa, America and Russia. Mr. Cullinan held various positions in the Royal Bank of Scotland, including as executive chairman. He is currently non-executive director at J2 Acquisition Limited, a publicly traded company listed in London Stock Exchange and serves as senior advisor to Mckinsey.

Didier Debrosse (62), was appointed Director of Compañía Cervecerías Unidas S.A. in July 2015 and he served as a member of the Board until May 2018. He was also member of the board of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Companía Cervercerías Unidas Argentina S.A. He has worked for Heineken since 1997, where he is currently President of Heineken Brazil. Additionally, he is Knight of the Legion of Honor as awarded by France. He received an Advanced Management Programme degree from INSEAD and completed the Board Member course at Harvard Business School.

Marc Busain (51), was appointed Director and Vice Chairman of the Board of Compañía Cervecerías Unidas S.A. in April 2016 and he served as a member of the Board until May 2018. He was member of the board of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Companía Cervercerías Unidas Argentina S.A. He is currently member of the board of Central Cervecera de Colombia S.A.S. He has been with Heineken since 1995 where he is currently President of Heineken Americas B.V. Prior to that, he served within Heineken as Managing Director of different countries including Mexico, France, Egypt and Burundi. He holds a Master’s degree in Economics from the Vrije Universiteit Brussel.

The principal business activities of our current and former 2017 and 2018 directors are summarized in the following table:

Directors	Business Activities
Andrónico Luksic	Chairman of CCU
Carlos Molina	Director of Companies
Francisco Pérez	Quiñenco’s CEO
Vittorio Corbo	Economist and Director of Companies
Pablo Granifo	Chairman of Banco de Chile and VSPT
Rodrigo Hinzpeter	General Counsel of Quiñenco
José Miguel Barros	Partner of LarrainVial
Hemmo Parson	Legal Director Heineken Americas
Rory Cullinan	Director of Companies
Didier Debrosse(1)	President of Heineken Brazil(2)
Marc Busain(1)	President of Heineken Americas

(1) Resigned with effect from May 1, 2018.

(2) Retired as of 1 March 2019.

The shareholders’ meeting held on April 13, 2016, elected as directors, for a term of three years, Messrs. Andrónico Luksic, Francisco Pérez, Pablo Granifo, Rodrigo Hinzpeter, Marc Busain, Carlos Molina, Didier Debrosse, José Miguel Barros and Vittorio Corbo, the latter independent according to article 50 bis of Law Nº18,046.

On May 9, 2018, due to the resignation of directors Messrs. Marc Busain and Didier Debrosse, both effective as of May 1, 2018, the board of directors appointed, pursuant to article 32 of Law N° 18,046, Messrs. Hemmo Parson and Rory Cullinan in these vacancies until the next shareholders' meeting. In addition, in said meeting, the board designated Mr. Carlos Molina as vice chairman of the board of directors, in lieu of Mr. Marc Busain

Pursuant to the above, the shareholders’ meeting held on April 17, 2019 elected as directors, for a term of three years, Messrs. Andrónico Luksic, Francisco Pérez, Carlos Molina, Vittorio Corbo, Pablo Granifo, Rodrigo Hinzpeter, José Miguel Barros, Hemmo Parson and Rory Cullinan. None of our directors is party to a service contract.

The following table sets forth certain information with respect to our senior management as registered at the CMF, as of April 17, 2019:

Senior Management	Position	Position Held Since	At Company Since
Patricio Jottar	Chief Executive Officer	July 1998	July 1998
Marisol Bravo	Corporate Affairs Officer	June 1994	July 1991
Gabriela Ugalde	Chief Human Resources Officer	April 2018	April 2018
Felipe Dubernet	Chief Financial Officer	February 2014	May 2011
Felipe Benavides	General Counsel	March 2015	March 2015
Jesús García	General Comptroller	May 2015	May 2015
Ronald Lucassen	Corporate Industrial Processes Manager	May 2014	May 2014
Martín Rodríguez	Head of Project Management Office and Innovation	March 2015	March 2015
Antonio Cruz	Corporate Development Manager	June 2017	June 2017
Francisco Diharasarri	General Manager CCU Chile	October 2003	June 1985
Fernando Sanchis	General Manager CCU Argentina	May 1995	November 1994
Ludovic Auvray	International Business Manager	June 2015	June 2015
Pedro Herane	General Manager VSPT	April 2013	May 2010
Domingo Jiménez	General Manager CPCh	August 2018	May 2004

Patricio Jottar (56), has served as our Chief Executive Officer since 1998. Mr. Jottar is on the board of directors of a number of CCU’s subsidiaries and affiliated companies, including, among others: Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Companías Cervecerías Unidas Argentina S.A., Viña San Pedro Tarapacá S.A., Aguas CCU-Nestlé Chile S.A., Cervecería Kunstmann S.A., Bebidas CCU-Pepsico SpA, Bebidas del Paraguay S.A., Central Cervecera de Colombia S.A.S., Zona Franca Central Cervecera S.A.S., Distribuidora del Paraguay S.A. and Foods Compañía de Alimentos CCU S.A. He is also Chairman of the Board of Compañía Pisquera de Chile S.A., Transportes CCU Limitada and Promarca S.A. Prior to joining the Company, he was Chief Executive Officer of Santander Chile Holding. Mr. Jottar holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and a Master’s degree in Economics and Business Administration from the Instituto de Estudios Superiores de la Empresa, in Barcelona, Spain.

Felipe Dubernet (49), has been our Chief Financial Officer since February 2014. He joined the Company in May 2011 and was the Procurement Officer until January 2014. He is currently a member of the board of several of CCU’s subsidiaries, including Aguas CCU-Nestlé Chile S.A., Comercial CCU S.A., Transportes CCU Limitada, Fábrica de Envases de Plásticos S.A. and CRECCU S.A.,among other. Prior to joining us, he worked for 15 years at Unilever holding several positions in Supply Chain and Finance in Chile, Brazil and the United States. He holds a degree in Civil Engineering from the Pontificia Universidad Católica de Chile.

Jesús García (56), joined CCU as General Comptroller in May 2015. He is currently a member of the board of Transportes CCU Limitada and Fábrica de Envases Plásticos S.A. He has also worked with Heineken since 2000 in various financial positions in Spain, the Netherlands and Singapore, and previously with Diageo and with PricewaterhouseCoopers in Spain. Prior to joining CCU he served as Senior Regional Tax Manager Asia Pacific for the Heineken Group. He holds a degree in Business Law from Universidad de Sevilla, in Spain, and a Master’s degree in Business Administration from Instituto Internacional San Telmo, in Sevilla, Spain.

Gabriela Ugalde (53), joined CCU as Chief Human Resources Officer in April 2018. Previously, she had been in charge of Organizational Development at Quiñenco S.A. since 2014. During her career she has worked for multinational and local companies, including Nestlé, S.A.C.I. Falabella, Banco Itaú and Banco de Chile, where she has held management positions in the Human Resources Department. She received a degree in Psychology from the Pontificia Universidad Católica de Chile and a Master’s degree from the same university.

Felipe Benavides (43), has been our General Counsel since March 2015. He is currently a member of the board of Aguas CCU-Nestle Chile S.A., in Chile, Andrimar S.A., Coralina S.A., Marzurel S.A. and Milotur S.A. in Uruguay; of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. in Paraguay; and of Bebidas Bolivianas BBO S.A. in Bolivia. Previously, he was the General Counsel at SMU S.A. since 2013. He was also a Senior Associate at Cariola, Diez, Pérez Cotapos and an International Associate for Debevoise & Plimpton LLP (New York). He received his Law degree from the Pontificia Universidad Católica de Chile and a LLM from Duke University.

Marisol Bravo (59), is Corporate Affairs Officer and has been with the Company since 1991. Prior to her current position, she was Head of Special Projects at CCU. Before joining us, she was Assistant Manager of Marketing at Citicorp Mutual Funds. She received a degree in Business Administration from the Universidad de Chile.

Ronald Lucassen (55), has been the Corporate Industrial Processes Manager since May 2014, and currently board member of Fábrica de Envases Plásticos S.A. Previously, he held various positions at Heineken since January 1990. He worked in The Netherlands as Production Manager in the Zoeterwoude Brewery and as Quality Manager in Den Bosch Brewery. Subsequently, he completed a number of international assignments, working as General Manager of Brewing for DB Breweries’ in New Zealand, Technical Manager of GBNC in New Caledonia, Production Manager of the Hainan Brewery in China for Asia Pacific Breweries, Supply Chain Director Czech Republic and Senior Supply Chain Director Heineken Russia. He holds a Mechanical Engineering degree and a Master’s degree from the Technische Universiteit Delft.

Martín Rodríguez (58), joined CCU as Head of the Project Management Office in March 2015 and in September 2017 he was also appointed Head of Innovation. Previously, he was M&A Manager and Strategic Development Manager at Quiñenco S.A., where he held various positions since 1999. He was a board member of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Foods Compañía de Alimentos CCU S.A. until March 2015. He has an MBA from UCLA as well as a Master’s degree in Economics and Business Administration from the Pontificia Universidad Católica de Chile.

Antonio Cruz (37) joined CCU as Corporate Development Manager in June 2017. He is currently a member of the board of Bebidas del Paraguay S.A. and Bebidas Bolivianas BBO S.A., as well as Andrimar S.A., Coralina S.A., Marzurel S.A. and Milotur S.A. in Uruguay, among others. He has been with CCU since June 2015, and before joining us, he worked at Quiñenco S.A. within its Business Development division. He holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and an MBA from Columbia University in New York.

Francisco Diharasarri (58), is the General Manager of CCU Chile and has been with the Company since 1985. Previously, he was General Manager of Embotelladoras Chilenas Unidas S.A. and before that he was General Manager of Cervecera CCU Chile Limitada and General Manager of Fábrica de Envases Plásticos S.A. He is also currently Chairman of the Board of Aguas CCU-Nestlé Chile S.A., Comercial CCU S.A., Fábrica de Envases Plásticos S.A., Foods Compañía de Alimentos CCU S.A., Manantial S.A. and Bebidas Carozzi CCU SpA and is also a member of the board of CRECCU S.A., Compañía Industrial Cervecera S.A., Transportes CCU Limitada, Bebidas CCU-Pepsico SpA, and Promarca S.A. among others. He received a degree in Civil Engineering from the Universidad de Chile.

Fernando Sanchis (58), is the General Manager of Companía Cervecerías Unidas Argentina S.A. and he has been with the Company since 1995. Previously, he was Chief Financial Officer of Embochile, a former PepsiCo bottler, and he also held the same position at Uruguay’s PepsiCo’s bottler. He is currently a board member of Companía Cervecerías Unidas Argentina S.A. and Compañía Industrial Cervecera S.A. He received an accounting degree from the University of Buenos Aires in Argentina.

Ludovic Auvray (48), has been our International Business Manager since July 2015. He is Chairman of the Board of Andrimar S.A., Coralina S.A., Marzurel S.A., Milotur S.A. in Uruguay and of Bebidas del Paraguay S.A., and member of the board of Distribuidora del Paraguay S.A. and Bebidas Bolivianas BBO S.A., among others. Previously, he worked at Heineken since 1995, where he has held various positions in Sales and Marketing, including Global Marketing Director for Cerveza Sol and Specialty Beers for Heineken International, based in Amsterdam. He holds an MBA from the Babson Graduate School.

Domingo Jiménez (38), is the General Manager of Compañía Pisquera de Chile S.A. He is currently a member of the board of Transportes CCU Limitada. Previously, he was the Finance Director at CCU Chile. He has been with the Company since 2004, working in different subsidiaries, as well as Heineken Americas and Heineken USA.

He received a degree in Business Administration from the Pontificia Universidad Católica de Chile.

Pedro Herane (49), has been the General Manager of Viña San Pedro Tarapacá S.A. since April 2013. In addition, he is a member of the board of Viña Valles de Chile S.A., Viña Ältair S.A., Viña del Mar de Casablanca S.A., Finca La Celia S.A. and Transportes CCU Limitada. Prior to his current position, he was the Commercial Manager in charge of the Domestic Market at Viña San Pedro Tarapacá S.A. Prior to joining us, he was Senior Group Manager at Procter & Gamble, where he worked for ten years in multiple positions in Chile, Latin America and United States. He received a Bachelor’s degree in Business from University Adolfo Ibáñez in Chile and a Master’s degree in Marketing and Communications from the Paris School of Management (ESCP – EAP) in France.

Our senior managers are full time employees; therefore, they do not perform principal business activities outside us.

B.   Compensation

The board of directors’ gross compensation is determined by the shareholders at the annual shareholders’ meeting. As approved at the annual shareholders´ meeting held on April 11, 2018, the directors’ monthly remuneration, for their attendance to meetings, independent of the number of meetings held in each period, was fixed at UF15 100 per director, and UF 200 for the chairman, plus an amount equivalent to 3% of the distributed dividends, for the board as a whole, at a rate of one-ninth for each director and in proportion to the time each one served as such during the year 2018. If the distributed dividends exceed 50% of the net profits, the board of directors’ variable remuneration shall be calculated over a maximum 50% of such profits. Those directors that are members of the directors committee (see “Item 6.C. Board Practices – Directors Committee”) receive a gross remuneration of UF 34  for each meeting they attend, plus the amount that, as the percentage of the dividends, is required to complete one third of the total remuneration a director is entitled to, pursuant to Article 50 bis of Law Nº 18,046 and Regulation N° 1,956 of the CMF. Directors that are members and observers of the audit committee receive a monthly gross remuneration of UF 25.

The described gross compensation for board members was also approved for 2019 at the shareholders’ meeting held on April 17, 2019. Additionally, regarding directors that are members of the directors committee (see “Item 6.C. Board Practices – Directors Committee”) the shareholders at said meeting approved a gross compensation of UF 50 for each meeting they attend, plus the amount that, as the percentage of the dividends, is required to complete one third of the total remuneration a director is entitled to pursuant to Article 50 bis of Law Nº 18,046 and Regulation N° 1,956 of the CMF. Additionally, for directors that are members and observers of the audit committee, a monthly gross remuneration of UF 50 was determined.

16 UF stands for “Unidad de Fomento” which is an inflation linked accounting unit used in Chile. As of March 31, 2019 its value corresponded to CLP 27.565,76.

In 2018, the total compensation paid by us and our subsidiaries to each of our directors for services rendered was as follows:

	Attendance	Dividend
Director(1)	Meetings fee(2)	Participation(2)	Total
	(in thousands of CLP)
Andrónico Luksic Craig	52,609	216,012	268,621
Carlos Molina Solís	207,033	310,160	517,193
Francisco Pérez Mackenna	205,915	310,160	516,075
Vittorio Corbo Lioi	50,201	288,016	338,217
Pablo Granifo Lavín	151,482	260,300	411,782
Rodrigo Hinzpeter Kirberg	154,737	216,012	370,749
José Miguel Barros van Hövell tot Westerflier	153,035	238,156	391,191
Didier Debrosse(3)	13,437	216,012	229,449
Marc Busain(3)	4,162	216,012	220,174
Total	992,611	2,270,840	3,263,451

(1) In 2018, per attendance meetings fee were accrued CLP 77,184 thousand and paid CLP 14,160 thousand in favor of director Rory Cullinan and were accrued CLP 55,132 thousand and paid CLP 10,084 thousand in favor of director Hemmo Parson.

(2) Includes the remuneration for members of the audit and directors committees.
(3) They resigned with effect from 1 May 2018.

For the year ended December 31, 2018, the aggregate amount of compensation paid by us to all our directors was CLP 3,263 million.

For the year ended December 31, 2018 the aggregate amount of compensation paid to our senior managers registered at the CMF during 2018, was CLP 7,308 million. We do not and are not required under Chilean law to disclose to our shareholders or otherwise make public information as to the compensation of our individual senior managers.

We do not maintain any stock option, pension or retirement programs for our directors or senior managers.

C.   Board Practices

We are managed by our board of directors which, in accordance with our bylaws (Estatutos), is formed by nine directors who are elected at the annual shareholders’ meeting. The entire board of directors is elected for three years and may be re-elected. The board of directors may appoint replacements to fill any vacancies that occur during periods between annual shareholders’ meetings. If such vacancy occurs, the entire board of directors must be renewed at the next following shareholders’ meeting.

The shareholders’ meeting held on April 13, 2016, elected as directors, for a term of three years, Messrs. Andrónico Luksic, Francisco Pérez, Pablo Granifo, Rodrigo Hinzpeter, Marc Busain, Carlos Molina, Didier Debrosse, José Miguel Barros and Vittorio Corbo, the latter independent according to article 50 bis of Law Nº18,046.

On May 9, 2018, due to the resignation of directors Messrs. Marc Busain and Didier Debrosse, both effective as of May 1, 2018, the board of directors appointed, pursuant to article 32 of Law N° 18,046, Messrs. Hemmo Parson and Rory Cullinan in these vacancies until the next shareholders' meeting.

Pursuant to the above, the shareholders´ meeting held on April 17, 2019 elected as directors, for a term of three years, Messrs. Andrónico Luksic, Francisco Pérez, Carlos Molina, Vittorio Corbo, Pablo Granifo, Rodrigo Hinzpeter, José Miguel Barros, Hemmo Parson and Rory Cullinan. None of our directors is party to a service contract with us or any of our subsidiaries that provides for benefits upon termination.

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

1)    Directors Committee

The director’s committee discussions, agreements, and organization are regulated, in every applicable matter, by the Chilean Corporations Act provisions relating to board of directors’ meetings. The directors committee shall inform the board of directors about the manner in which it will request information and about its resolutions.

In addition to the general liabilities imputable to any director, the directors that compose the directors committee shall, in the exercise of their duties, be jointly and severally liable for any damage caused to the corporation or the shareholders.

According to the Chilean Securities Market Law and the Chilean Corporations Act, corporations whose market capitalization reaches or exceeds UF 1.5 million (as of March 31, 2019 approximately CLP 41,344 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares, shall designate a “comité de directores” or “directors committee” and appoint at least one independent director. The directors committee shall be composed of three members and at least one member shall be independent. If the market capitalization or stock percentage falls below this threshold, the obligation to designate a directors committee no longer applies. However, corporations which do not meet these requirements may voluntarily assume the obligations concerning the directors committee, in which case they shall strictly follow the provisions of the Chilean Corporations Act.

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

Regarding related party transactions mentioned in the third bullet point above, Chapter XVI of the Chilean Corporations Act applies to open stock corporations and its subsidiaries, while dispositions of Articles N° 44, 89 and 93 of the Chilean Corporations Act, are applicable only to closely held corporations, which are not subsidiaries of an open stock corporation. See “Item 7: Major Shareholders and Related Party Transactions”.

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

Following the election of a new board of directors at the shareholders´ meeting held on April 17, 2019, Mr. Vittorio Corbo, elected as independent director in accordance with Article N° 50 bis of the Chilean Corporations Act, at the board meeting held the same date, appointed as members of our directors committee Messrs. Carlos Molina and Francisco Pérez. Therefore, the current members of the directors committee are Messrs. Vittorio Corbo, Francisco Pérez and Carlos Molina.

The members of the directors committee receive a remuneration the amount of which is established annually by the shareholders, taking into consideration the duties that the directors committee members shall perform, which shall not be less than a third of the remuneration of a director. The gross remuneration of our directors committee members, as approved at the shareholders’ meeting of the Company held on April 17, 2019, is UF 50 (as of March 31, 2019, approximately CLP 1,378 thousand) per attendance at a directors committee meeting plus the amount required to complete the remaining third of the remuneration of a director.

The remuneration package approved for 2017 and 2018, at the shareholders’ meetings of the Company held on April 12, 2017 and April 11, 2018, respectively, was UF 34 per attendance at a directors committee meeting plus the amount required to complete the remaining third of the remuneration of a director.

The shareholders shall determine the budget of the directors committee and those of its advisors, which, pursuant to Chilean Corporations Act, shall not be less than the aggregate amount of the annual remuneration of the committee members. The directors committee shall be allowed to request the recruitment of professionals to fulfill its duties within the limits imposed by the budget. The activities of the directors committee, the annual report of the performance of its duties and its expenses, including its advisors’ expenses, shall be included in the annual report and conveyed to the shareholders. The budget of the directors committee and its advisors, approved at the shareholders’ meeting of the Company held on April 17, 2019, shall be equal to the aggregate amount of the annual remuneration of the committee members.

2)       Audit Committee

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

Following the election of a new board at the shareholders´ meeting held on April 17, 2019, the board of directors, at the meeting held the same date, appointed directors Messrs. Vittorio Corbo and Carlos Molina to our audit committee, both of whom meet the independence criteria under the Exchange Act and under the NYSE Rules. As in 2016, the board of directors also resolved that directors Messrs. José Miguel Barros and Francisco Pérez shall participate in the audit committee’s meetings as observers.

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

As approved at the shareholders’ meeting of the Company held on April 17, 2019, members and observers of the audit committee will receive a monthly gross remuneration of UF 50.

The total annual budget for operating cost and advisors of the audit committee, approved at each of the shareholders’ meetings referred to above, amounts to UF 2,000.

D.   Employees

The following table shows the breakdown of our employees by operating segments as of December 31 for each of the years listed below:

	2016	2017	2018

Chile	4,567	4,635	4,650
International Business (1)	1,990	2,030	2,578
Wine	1,264	1,242	1,197
Others (2)	365	363	372
Total	8,186	8,270	8,797

(1)     Includes Bolivia as of 2018.

(2)     Includes corporate head office functions only.

All employees whose contracts are terminated for reasons other than misconduct are entitled by law to receive a severance payment. In the last three years, we made severance payments in the amounts of CLP 10,342 million, CLP 7,958 million and CLP 8,188 million, respectively.

In Chile, permanent employees are entitled to a basic severance payment, as required by law, of one month’s salary for each year, or six-month portion thereof, worked. This condition is subject to a limitation of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981. Severance payments to employees hired before August 14, 1981 are not subject to this limitation. Our employees who are subject to collective bargaining agreements have a contractual benefit to receive a payment in case of resignation, consisting of a payment of one monthly base salary for each full year worked, not subject to a limitation on the total amount payable but subject to a limitation on the total number of employees who can claim the severance benefit during any one year. In 2018, we laid off 617 employees.

Chile Operating segment, Wine Operating segment and Other

In the Chile and Wine Operating segments and Other, as of December 31 of the last three years, we had a total of 6,196, 6,240 and 6,219 permanent employees, respectively. As of December 2018, 4,039 were represented by 45 labor unions. The average tenure of our permanent employees was approximately eight years.

Unionized employees represent approximately 62% of our total permanent workforce. Our management believes it generally has a good relationship with the labor unions representing our employees.

During 2018, 2,122 employees renewed their collective contracts, most of them for a period of two years.

We do not maintain any pension fund or retirement program for our employees. Workers in Chile are subject to a national pension fund law which establishes a system of independent pension plans, administered by Administradoras de Fondos de Pensiones (“AFPs”). We have no liability for the performance of the pension plans or any pension payments to be made to our employees.

In addition to our permanent work force, as of December 31, 2018, we had 400 temporary employees, who were hired for specific time periods to satisfy short-term needs.

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

In Argentina, unionized employees represent approximately 72% of our total permanent workforce, moreover in Uruguay this number represent 59% of our total permanent workforce.

In addition to our permanent work force, as of December 31, 2018, we had 237 temporary employees, who were hired for specific time periods to satisfy short-term needs.

E.   Share Ownership

Except as disclosed in “Item 7: Major Shareholders and Related Party Transactions – A. Major Shareholders”, as of March 31, 2019, our senior management and our board members in the aggregate directly owned less than one percent of our shares.

We do not maintain stock option or other programs involving our employees in the capital of the Company.

ITEM 7: Major Shareholders and Related Party Transactions

A.   Major Shareholders

Our only outstanding voting securities are our shares of our common stock. The following table sets forth information concerning the ownership of our common stock as of March 31, 2019:

	Number of shares owned	Ownership %
INVERSIONES Y RENTAS S.A. (“IRSA”) (1)	196,421,725	53.158%
INVERSIONES IRSA LIMITADA(1)	25,279,991	6.842%
Controlling Shareholders	221,701,716	60.000%
JPMorgan Chase Bank N.A. (ADRs)	72,217,531	19.545%
BANCO ITAU CORPBANCA POR CTA. DE INVERSIONISTAS EXTRANJEROS	18,129,195	4.906%
BANCO SANTANDER POR CUENTA DE INV. EXTRANJEROS	14,225,286	3.850%
BANCO SANTANDER-HSBC BANK PLC LONDON CLIENT ACCOUNT	641,468	0.174%
BANCO DE CHILE POR CUENTA DE TERCEROS NO RESIDENTES	27,043,386	7.319%
Custodian banks	60,039,335	16.249%
AFPs as a group (Chilean pension funds)	1,801,635	0.488%
Our directors and senior management as a group(2)	35,440	0.009%
Other	13,707,215	3.710%
TOTAL	355,795,657	96.290%
(1) Inversiones y Rentas S.A. owns 99.9999% of Inversiones IRSA Limitada’s equity.

(2) Does not include the 221,701,716 shares of our common stock owned, directly and indirectly, by Inversiones y Rentas S.A., which is 50% beneficially owned by Quiñenco, a holding company of the Luksic Group, as discussed below, which is controlled by the Luksic family. Andrónico Luksic, our director, is a member of the Luksic family.

Our director Francisco Pérez Mackenna has a 0.004% direct ownership interest in Compañía Cervecerías Unidas S.A. with 14,897 shares as of December 31, 2018. Our director Vittorio Corbo Lioi indirectly owns 4,343 shares of Compañía Cervecerías Unidas S.A., equivalent to 0.001%, through the ownership of Vittorio Corbo y Asociados Limitada, of which it holds 82%. Our director José Miguel Barros van Hövell tot Westerflier indirectly owns 16,200 shares of Compañía Cervecerías Unidas S.A., equivalent to 0.004%, through Inversiones Carpe Vitam Limitada.

To the best of our knowledge our beneficial shareholders who, directly or indirectly, own more than 5% of the outstanding shares of our common stock are IRSA with 60.00%.

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

As of March 31, 2019, JPMorgan Chase Bank N.A. (“JPMorgan”), the depositary for our ADR facility, was the record owner of 72,217,531 shares of our common stock 19.54% of the outstanding common stock) deposited in our ADR facility.

As of March 31, 2019, we had 3,864 shareholders of record. All shareholders have equal voting rights. It is not practicable for us to determine the number of our ADSs or our common shares beneficially owned in the United States as the depositary for our ADSs only has knowledge of the record holders, including the Depositary Trust Company and its nominees. As a result, we are not able to ascertain the domicile of the final beneficial holders represented by the one ADS record holder in the United States. Likewise, we cannot readily determine the domicile of any of our foreign shareholders who hold our common stock, either directly or indirectly.

To our knowledge, none of our common stock is currently owned by governmental entities. Our common stock is listed and traded on the principal Chilean stock exchanges.

B.   Related Party Transactions

Regarding related party transactions, Chapter XVI of the Chilean Corporations Act is applicable to open stock corporations and their subsidiaries, while Articles 44, 89 and 93 are only applicable to closely held corporations which are not subsidiaries of an open stock corporation.

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

Notwithstanding the above, the following related party transactions may be executed, pursuant to letters a), b) and c) of Article 147 of the Chilean Corporations Act, without complying with the requirements and procedures stated above, with prior authorization by the board:

1.   Transactions that do not involve a “material amount”. For this purpose, any transaction that is both greater than UF 2,000 (as of March, 31, 2019, approximately CLP 55 million) and in excess of 1% of the corporation’s equity, or involving an amount in excess of UF 20,000 (as of March 31, 2019, approximately CLP 551 million) shall be deemed to involve a material amount. All transactions executed within a 12 month period that are similar or complementary to each other, with identical parties, including related parties, or objects, shall be deemed to be a single transaction.

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

The usual practice policy adopted by the board of directors in the meeting held on January 13, 2010, as amended on July 6, 2011, July 5, 2016, and December 5, 2018 remains available to shareholders at the Company’s offices in Avenida Vitacura N° 2670, 23rd Floor, Santiago, Chile, and on the web site www.ccu.cl. The foregoing website is provided for informational purposes only, and the information thereon is not incorporated into this annual report.

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

On November 30, 2005, we and Heineken Brouwerijen B.V. amended the license and technical assistance agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina commencing June 18, 2003. These agreements have an initial term of 10 years beginning in June 2003, renewable for subsequent periods of five years. See “Item 4: Information on the Company – B. Business Overview – Production and Marketing – Chile Operating segment” and “Item 4: Information on the Company – B. Business Overview – 4. Production and Marketing – International Business Operating segment”.

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

On September 28, 2012, CICSA and Amstel Brouwerijen B.V. signed the Trademark License Agreement which provides with the exclusive rights to produce, sell and distribute Amstel beer in Argentina. This agreement has an initial term of ten years, and automatically renew on Janaury 1 of each year for anew period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

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

On November 10, 2014, Central Cervecera de Colombia S.A.S. and Heineken Brouwerijen B.V. signed a Trademark License Agreement which provides us with the exclusive rights to import, produce, sell and distribute Heineken beer in Colombia. This agreement has an initial term of thirteen years as of March 1, 2015, and will each year thereafter (January 1) be automatically renewed for subsequent five year periods unless, starting in 2029, any party gives notice of its decision not to renew, in which case the agreement will be in force until the expiration of the latest renewal period.

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

In January 28, 2015, a Trade Mark License Agreement (“TMLA”) was executed between our subsidiary Cervecería CCU and Heineken Brouwerijen B.V. to produce, sell and distribute beer under the brand name Sol in Chile. The TMLA contemplates a ten-year term as of July 1, 2014 and shall each year (as of July 1st) automatically be renewed for a new period of ten years, unless any party has given notice in writing of its decision not to renew.

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

On April 4, 2016, Central Cervecera de Colombia S.A.S. and Heineken Brouwerijen B.V. signed a Trademark License Agreement which provides us with the exclusive rights to import, produce, sell and distribute Tecate beer in Colombia. This agreement came into force on April 1, 2016, will continue to be in force until February 28, 2028, and each year thereafter (January 1) will be automatically renewed for subsequent five year periods unless, starting in 2029, any party gives notice of its decision not to renew, in which case the agreement will be in force until the expiration of the latest renewal period.

On September 27, 2017, Central Cervecera de Colombia S.A.S. and Heineken Brouwerijen B.V. signed the Trademark License Agreement which provides us with the exclusive rights to import, produce, sell and distribute, Sol beer in Colombia. This agreement came into force on July 1, 2017, will continue to be in force until February 28, 2028, and shall each year thereafter (January 1) be automatically renewed for subsequent five year periods unless, starting in 2029, any party gives notice of its decision not to renew, in which case the agreement will be in force until the expiration of the latest renewal period.

In January 2018, Bebidas del Paraguay S.A. and Heineken Brouwerijen B.V. signed the Trademark License Agreement which provides us with the exclusive rights to produce, sell and distribute Sol beer in Paraguay. This agreement has an initial term of five years, and will be automatically renewed for a three years period unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

On April 20, 2018, Bebidas del Paraguay S.A. and Heineken Brouwerijen B.V. signed a Trademark License Agreement and a Distribution Agreement which provides us with the exclusive rights to produce, sell and distribute Heineken beer in Paraguay. These agreements have an initial term of five years from May 1, 2018, and will be automatically renewed for subsequent three year periods unless any party gives notice of its decision not to renew. Therefore, and as agreed on June 11, 2018, the Trademark License Agreement entered on November 28, 2012, by CICSA and Heineken Brouwerijen B.V., which provided CICSA with the exclusive rights to produce, sell and distribute Heineken beer in Paraguay,was terminated with retroactive effects as of April 30, 2018 and, in its place, Heineken Brouwerijen B.V. and CICSA entered into a supply agreement which provides CICSA the non-exclusive right to sell and supply Heineken Lager in the Paraguayan market to Bebidas del Paraguay S.A., for a period of five years beginning on April 30, 2018.

On November 13, 2018, we and Heineken Brouwerijen B.V. signed an Amendment Agreement to the the Amended and Restated Trademark License Agreement with Cercevera CCU Chile Limitada dated October 12, 2011, in order to include, as of January 1, 2018, the trade mark “Heineken 0.0” to the Trade Marks we have the exclusive rights to produce, sell and distribute in Chile.

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

Since the establishment of our directors’ committee in 2001, as required by the Chilean Corporations Act, it has reviewed all related-party contracts, before being sent to our board of directors for approval, which was standard practice prior to the creation of the directors’ committee. The above does not include related-party transactions that fall within the exemptions contemplated in letters a), b) and c) of Article 147 of the Chilean Corporations Act, which includes those executed according to the usual practice policy adopted by the board of directors on January 13, 2010 as amended on July 6, 2011, July 5, 2016 and December 5, 2018.Our principal related-party contracts include rental of properties, the rendering of services and product sales.

Our principal transactions with related parties for the twelve-month period ended December 31, 2018, are detailed below:

Company	Relationship	Transaction	Amount (in millions of CLP)
Heineken Brouwerijen B.V.	Related to the controller's shareholder	License and technical assistance/Services received/Purchase of products	10,116
Amstel Brouwerijen B.V.	Related to the controller's shareholder	License and technical assistance	247
Inversiones y Rentas S.A.	Controller	Dividends paid/Office lease	35,147
Inversiones Irsa Ltda.	Related to the controller	Dividends paid	4,522
Minera Antucoya	Related to the controller's shareholder	Sales of products	2
Viña Tabalí S.A.	Related to the controller's shareholder	Services provided	90
Canal 13 SpA.	Related to the controller's shareholder	Advertising	2,642
Minera Centinela	Related to the controller's shareholder	Sales of products	7
Cervecería Kunstmann Ltda.	Related to non-controlling subsidiary	Sales of products/Services received	887
Comercial Patagona Ltda.	Subsidiary of joint venture	Sales of products/Services received	6,184
Inversiones PFI Chile Ltda.	Shareholder of subsidiary	Purchase of products/Services provided	15,484
Cervecera Valdivia S.A.	Shareholder of subsidiary	Dividends paid	990
Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Shareholder of subsidiary	Purchase of grape/Dividends paid/Supply contract/Loan	6,231
Nestlé Chile S.A.	Shareholder of subsidiary	Dividends paid	3,922
Quiñenco S.A.	Controller's Shareholder	Sales of products	20
Empresa Nacional de Energía Enex S.A.	Related to the controller's shareholder	Purchase of products/Services received	505
Antofagasta Minerals S.A.	Related to the controller's shareholder	Sales of products	35
Inversiones Enex S.A.	Related to the controller's shareholder	Sales of products	1,475
Banchile Corredora de Bolsa S.A.	Related to the controller's shareholder	Investments	2,451,175
Empresas Carozzi S.A	Related joint venture	Sales of products	36
Inversiones Punta Brava S.A.	Related to the controller's shareholder	Services received/Sales of products	88
Transbank S.A.	Related to the controller's shareholder	Commission	167
SAAM Extraportuario S.A	Related to the controller's shareholder	Services received	84
Radiodifusión SpA.	Related to the controller's shareholder	Services provided	470
Cervecería Austral S.A.	Joint venture	Purchase of products/Royalty/Dividends received	11,036
Banco de Chile	Related to the controller's shareholder	Investments/Derivatives/Sales of products/Transportation of securities	688,071
Foods Compañía de Alimentos CCU S.A.	Joint venture	Consignation sales/Purchase of products/Services provided	3,485
Bebidas Bolivianas BBO S.A.	Associate (until July 2018)	Sales of products	195
Zona Franca Central Cervecera S.A.S.	Joint venture	Capital contribution	59,506
Societé des Produits Nestlé S.A.	Related to the subsidiary's shareholder	Royalty	543

See Note 11 to our consolidated financial statements included herein for detailed information.

C.   Interests of Experts and Counsel

Not applicable.

ITEM 8: Financial Information

A.   Consolidated Statements and Other Financial Information

See “Item 18: Financial Statements” and “Item 19: Exhibits” for the Company's Financial Statements and notes, audited by PricewaterhouseCoopers Consultores, Auditores SpA.

Wine Exports

We, through our subsidiary VSPT, exported wine to more than 80 countries in 2018. VSPT is the second-largest wine exporter in Chile. See “Item 4: Information on the Company – B. Business Overview – Competition – Wine Operating segment”.

The following table presents our total wine exports by volume and sales, as of December of the last three years as percentage of consolidated volume and sales for the last three years:

	2016	2017	2018

Exports (thousands of liters) (1)	77,927	75,462	71,194
% of total consolidated sales volume	3.14%	3.04%	2.87%

Exports (CLP million) (1)	131,168	127,962	127,962
% of total consolidated sales	8.41%	8.21%	7.18%
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

Our board of directors announced at our annual ordinary shareholders’ meeting held on April 11, 2018, its dividend policy for future periods, authorizing the distribution of cash dividends in an amount at least equal to 50% of our Net income of the year attributable to equity holders of the parent company under IFRS for the previous year. Our dividend policy is subject to change in the future due to changes in Chilean law, capital requirements, economic results and/or other factors. During our annual ordinary shareholders’ meeting held on April 11, 2018, a dividend of CLP 108.88833 per share of common stock (CLP 217.7766 per ADS using the ratio as of December 20, 2012 of 1 ADS to 2 common shares) was approved, in addition to the interim dividend of CLP 70 per share of common stock (CLP 140 per ADS) distributed in January 5, 2018. Together, these dividend payments amounted to CLP 66,100 million, representing 51.0% of the “Net income of the year attributable to equity holders of the parent company” for 2017.

Dividends are paid to shareholders of record on midnight of the fifth business day, including Saturdays, preceding the date set for payment of the dividend. The holders of ADSs on the applicable record dates are entitled to dividends declared for each corresponding period.

The board of directors, in its meeting held on December 5, 2018, approved the distribution, with a charge to 2018’s Net income attributable to equity holders of the parent company, of an interim dividend of CLP 140 per share of common stock (CLP 280 per ADS), totaling CLP 51,730,402,080, which was paid as of January 4, 2019. Additionally, the board of directors, in its meeting held on March 6, 2019, resolved to propose to the next ordinary shareholders meeting, the distribution, with charge to 2018’s Net income attributable to equity holders of the parent company, of a final dividend of CLP 358.33030 per share of common stock (CLP 716.66059 per ADS). The proposal, representing a total payment of CLP 132,404,074,974, was approved at our last annual ordinary shareholders’ meeting held on April 17, 2019 and the final dividend will be paid as of April 29, 2019 to shareholders of record at midnight on April 23, 2019.

The following table sets forth the amounts of interim and final dividends and the aggregate amounts of such dividends per share of common stock and per ADS in respect of each of the years indicated:

Year ended	CLP Per share (1)			USD Per ADS (2)
December 31	Interim	Final (3)	Total	Interim	Final (3)	Total
2013	63	103.49	166.49	0.24	0.37	0.61
2014	63	98.78	161.78	0.21	0.32	0.52
2015	66	97.47	163.47	0.18	0.29	0.47
2016	66	110.32	176.32	0.20	0.33	0.53
2017	70	108.89	178.89	0.23	0.36	0.59
2018	140	358.33	498.33	0.41	1.07	1.48
(1) Interim and final dividend amounts are expressed in historical pesos

(2) USD per ADS dividend information provided soleley for reference purposes only, as we pay all dividends in CLP. The amounts shown above have been adjusted to reflect this change. The Chilean peso amounts as shown here have been converted into USD at the respective observed exchange rate in effect at each payment date or, in respect of the dividend payable for the year ended December 31, 2018, at the observed exchange rate in effect as of April 24, 2019. Note: The Federal Reserve Bank of New York does not report a noon buying rate for CLP.

(3) The final dividend with respect to each year is declared and paid within the first five months of the subsequent year.

Pursuant to current Chilean foreign exchange regulations, a shareholder who is not a resident of Chile does not need to be authorized as a foreign investor in order to receive dividends, sale proceeds or other amounts with respect to its shares remitted outside Chile, but the investor must inform the Central Bank about any such transactions and must remit foreign currency through the formal exchange market. See “Item 10. Additional Information – D. Exchange Controls” for additional information on how ADR holders may remit currency outside Chile. Dividends received in respect of shares of common stock by holders, including holders of ADRs who are not Chilean residents, are subject to Chilean withholding taxes. See “Item 10: Additional Information – E. Taxation”.

B.   Significant Changes

Nothing to report.

ITEM 9: The Offer and Listing

A.   Offer and Listing Details16

For the periods indicated, the table below sets forth the reported high and low closing sales prices for the common stock on the Stock Exchanges in Chile as well as the high and low sales prices of the ADSs as reported by the NYSE:

	Santiago Stock Exchange		NYSE
	(per share of common stock)		(per ADS)
	High	Low	High	Low
	(CLP)	(CLP)	(CLP)	(CLP)
Years
2014	6,900	5,600	24.22	17.89
2015	8,784	5,479	25.27	17.73
2016	8,120	6,500	24.17	18.78
2017	9,300	6,820	29.72	20.31
2018	9,587	7,848	30.35	24.30
2019 (through Mar. 31)	9,974	9,700	29.47	28.73

2017
1st quarter	8,449	6,820	25.46	20.31
2nd quarter	9,120	8,236	27.28	25.16
3rd quarter	9,190	8,220	28.22	25.40
4th quarter	9,300	8,000	29.72	25.03
2018
1st quarter	9,210	7,890	30.35	27.27
2nd quarter	9,100	7,848	29.86	24.37
3rd quarter	9,587	7,850	28.52	24.65
4th quarter	9,545	8,300	28.88	24.30

Last six months
October 2018	9,545	8,500	28.88	24.55
November 2018	8,902	8,300	26.37	24.30
December 2018	9,179	8,305	26.45	24.75
January 2019	9,399	8,600	28.00	24.92
February 2019	9,669	8,925	29.28	27.30
March 2019	9,974	9,210	29.47	27.90

Significant trading suspensions of the Company's stock have not occurred in the last three years.

17 See “Item 10: The Offer and Listing – C. Markets”.

B.   Plan of distribution

Not applicable.

C.   Markets

Our common stock is currently traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and, until October 8, 2018, the Valparaíso Stock Exchange under the symbol “CCU”. The Santiago Stock Exchange accounted for approximately 87.4%, 86.4% and 94.6% of the trading volume of our common stock in Chile in the last three years, respectively. The remaining 12.6%, 13.6% and 5.4% respectively, was traded mainly on the Chile Electronic Stock Exchange. Shares of our common stock were traded in the United States on the NASDAQ Stock Market between September 24, 1992 and March 25, 1999 and on the NYSE since March 26, 1999, in the form of ADSs, under the symbol “CCU”, with such ADSs being evidenced by ADRs, which until December 20, 2012, had each represented five shares of our common stock. Starting on December 20, 2012, the ratio was changed so that each ADS represented two shares of our common stock. The ADSs are issued under the terms of a deposit agreement dated September 1, 1992, as amended and restated on July 31, 2013, among us, JPMorgan, as depositary, and the holders from time to time of the ADSs.

The trading volume of our ADSs in the NYSE in the last three years is as follows:

Year	Quarter	Traded Volume (thousands of ADS)

2015	1st quarter	8,464
	2nd quarter	8,133
	3rd quarter	8,730
	4th quarter	9,338
	Total	34,666

2016	1st quarter	10,853
	2nd quarter	10,121
	3rd quarter	16,093
	4th quarter	15,288
	Total	52,355

2017	1st quarter	11,269
	2nd quarter	13,193
	3rd quarter	9,606
	4th quarter	11,597
	Total	45,665
2018	1st quarter	8,848
	2nd quarter	10,560
	3rd quarter	14,465
	4th quarter	12,038
	Total	45,911

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

In addition to the above, annual and extraordinary shareholders' meetings must be called by the board of directors in the following circumstances:

•        when requested by shareholders representing at least 10% of issued stock with voting rights regarding closely held corporations; and

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

Takeover defenses. Our bylaws do not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of us and that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries). See “Item 10: Additional Information – B. Memorandum and Articles of Association – Rights, preferences and restrictions regarding shares”.

Ownership threshold. Our bylaws do not contain any ownership threshold above which shareholder ownership must be disclosed. For a description of the ownership thresholds mandated by Chilean law, see “– Rights, preferences and restrictions regarding shares” above. See “Item 10: Additional Information – B. Memorandum and Articles of Association – Rights, preferences and restrictions regarding shares”.

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

In connection with our initial public offering of ADSs, we entered into a foreign investment contract (the “Foreign Investment Contract”) with the Chilean Central Bank and the Depositary, pursuant to Article 47 of the Central Bank Act and former Chapter XXVI. Absent the Foreign Investment Contract, under Chilean exchange controls in force until April 19, 2001, investors would not have been granted access to the Formal Exchange Market for the purpose of converting CLP to USD and repatriating from Chile amounts received in respect of, among other things, deposited Shares or Shares withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying Shares and any rights with respect thereto).

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

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign holders, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another statute. In addition, the Chilean tax authorities issue rulings and regulations of either general or specific application interpreting the provisions of Chilean tax law. Chilean taxes may not be assessed retroactively against taxpayers who act in good faith relying on such rulings and regulations, but Chilean tax authorities may modify said rulings and regulations prospectively. There is a general income tax treaty signed by Chile and the United States, but it is not in force (Congress approval is required).

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

The corporate income tax is a credit for shareholders resident or domiciled in countries that have a Convention for the Avoidance of Double Taxation in force with Chile that are the effective beneficiaries of the dividends. This benefit is extended to countries that have signed a Convention for the Avoidance of Double Taxation with Chile before January 1, 2019, even if the Convention has not yet entered into force until December 31, 2021 as a limit. This is the case for the United States of America.

For other no resident shareholders, the credit for the corporate tax paid on such income may be used with a limit of 65% of its amount. In these cases, the effective rate will be 44.45% from 2018 thereafter.

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

United States Federal Income Tax Considerations

The following discussion summarizes the principal U.S. federal income tax considerations relating to the acquisition, ownership and disposition of common stock or ADSs by a U.S. holder (as defined below) holding such common stock or ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not describe any implications under U.S. state, local or non-U.S. tax law, or any aspect of U.S. federal tax law (such as the estate tax, gift tax, the alternative minimum tax or the Medicare tax on net investment income) other than U.S. federal income taxation.

This summary does not purport to address all the material U.S. federal income tax consequences that may be relevant to the U.S. holders of the common stock or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real-estate investment trusts, partnerships and other pass-through entities, U.S. expatriates, investors that own or are treated as owning 10% or more of our stock by either vote or value, certain taxpayers who file applicable financial statements required to recognize income for U.S. federal income tax purposes no later than when the associated revenue is reflected on such financial statements, investors that hold the common stock or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction and persons whose functional currency is not the U.S. dollar) may be subject to special tax rules.

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

The gross amount of any dividends (including amounts withheld in respect of Chilean taxes) paid with respect to the common stock or ADSs generally will be subject to U.S. federal income taxation as ordinary income and will not be eligible for the dividends received deduction allowed to U.S.corporations. Dividends paid in Chilean currency will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends are actually or constructively received by the U.S. holder, or in the case of dividends received in respect of ADSs, on the date the dividends are actually or constructively received by the depositary or its agent, whether or not converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Chilean currency equal to its U.S. dollar amount on the date of receipt by the U.S. holder or disposition, as the case may be, and any gain or loss recognized upon a subsequent disposition of such Chilean currency generally will be foreign currency gain or loss that is treated as U.S. source ordinary income or loss. If dividends paid in Chilean currency are converted into U.S. dollars on the day they are received by the U.S. holder, the depositary or its agent, as the case may be, U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any Chilean currency received by the U.S. holder or the depositary or its agent is not converted into U.S. dollars on the date of receipt.

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

F.    Dividends and Paying Agents

Not applicable.

G.   Statement by Experts

Not applicable.

H.   Documents on Display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file annual reports and submit other information to the United States Securities and Exchange Commission (the “SEC”). These materials, including this Form 20-F and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov/ that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Form 20-F reports and the other information submitted by us to the SEC may be accessed through this website. Additionally, the documents concerning us, which are referred to in this annual report, may be inspected at our principal offices at Vitacura 2670, 23rd Floor, Santiago, Chile.

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

A.   Qualitative Information About Market Risk

Interest Rate Risk

As of December 31, 2018, we had a total of CLP 8,576 million in debt indexed to variable interest rates (CLP 6,561 million as of December 31, 2017). Consequently, as of December 31, 2018, our financing structure consisted (without taking into account the cross currency interest rate swaps and cross interest rate swaps effects) of 3% (3% as of December 31, 2017) of debt with variable interest rates, and 97% (97% as of December 31, 2017) of debt with fixed interest rates.

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

As of December 31, 2018, after considering the effect of cross currency interest rate swaps and cross interest rate swaps, 99.8% (99% as of December 31, 2017) of our debt had fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2018, including exchange rates, interest rates, maturities and effective interest rates are detailed in Note 21 to our audited consolidated financial statements included elsewhere in this annual report.

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

During 2018, we purchased 73,498 tons of malt (68,000 tons in 2017) and did not purchase barley in 2018 and 2017. CCU Argentina acquires malt mainly from local producers. Such raw materials represent approximately 5% (6% in 2017 and 7% in 2016) of the direct cost for the Chile Operating segment.

Of the cost of Chile Operating segment, the cost of cans represents approximately 12% of the direct cost (12% in 2017 and 15% in 2016), whereas in the International Business Operating segment, the cost of cans represent approximately 38% of the direct cost of raw materials in 2018 (33% in 2017 and 34% in 2016). See “Item 4: Information on the Company – B. Business Overview – 5. Raw Materials and other Supplies”. We do not hedge these transactions. Rather, we negotiate yearly contracts with malt suppliers.

Concentrates, sugar and plastic resin. The main raw material used in the production of non-alcoholic beverages are concentrates, which are mainly acquired from licensees, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks with regard to these raw materials, which jointly represent 27% (29% in 2017 and 30% in 2016) of the direct cost for the Chile Operating segment. See “Item 4: Information on the Company – B. Business Overview – 5. Raw Materials and other Supplies”. We do not hedge these transactions.

Grapes and wine. The principal raw materials used by our wine subsidiary VSPT in the production of wine are its own harvested grape as well as purchased grapes and wine. VSPT obtains approximately 41% of the grapes used for export wines from its own vineyards, thereby reducing grape price volatility and ensuring quality consistency. Approximately 10% of the grape supply for the production of the wine sold in the domestic market is purchased from own vineyards. During 2018, VSPT purchased 11% of the necessary grapes and wine on the basis of yearly contracts at fixed prices from third parties. Spot transactions for wine are executed from time to time depending on additional wine needs. “Item 4: Information on the Company – B. Business Overview – Raw Materials and other Supplies”.

Exchange Rate Sensitivity

We are exposed to exchange rate risks originating from: a) our net exposure of foreign currency assets and liabilities, b) exports sales, c) the purchase of raw materials and products and capital investments effected in foreign currencies, or indexed to such currencies, and d) the net investment of subsidiaries in Argentina, Uruguay and Paraguay, of associated in Bolivia and of joint venture in Colombia. Our greatest exchange rate risk exposure is the variation of the Chilean peso as compared to the USD, Euro, Argentine peso, Uruguayan peso, Paraguayan Guaraní, Bolivian peso and Colombian peso.

As of December 31, 2018, we maintained in Chile foreign currency liabilities amounting to CLP 88,219 million (CLP 69,160 million as of December 31, 2017), mostly denominated in USD. Foreign currency obligations (CLP 25,404 million as of December 31, 2018 and CLP 10,945 million as of December 31, 2017) represent 9% (6% as of December 31, 2017) of total other financial liabilities. The remaining 91% (94% as of December 31, 2017) is mainly denominated in inflation-indexed CLP. In addition, the Company maintains foreign currency assets for CLP 234,307 million (CLP 140,346 million as of December 31, 2017) that mainly correspond to exports in accounts receivable.

Regarding the foreign subsidiaries operations, the net exposure assets in USD and other currencies amounted to CLP 7,872 million as of December 31, 2018 (CLP 7,894 million as of December 31, 2017).

To protect the value of the foreign currency assets and liabilities net position of our Chilean operations, we enter into derivative agreements (currency forwards) to hedge against any variation in the Chilean peso as compared to other currencies.

As of December 31, 2018, net exposure in foreign currencies of our Chilean operations, after the use of derivative instruments, amounted to a liability of CLP 1,364 million (asset of CLP 1,027 million as of December 31, 2017).

In 2018, of our total sales, 7% (7% in 2017 and 8% in 2016) corresponded to export sales made in foreign currencies, mainly USD, euros and pounds sterling, and of the direct costs, 61% (62% in 2017 and 63% in 2016) correspond to raw material and product purchases in foreign currencies, or indexed to such currencies. We do not actively hedge the variations in the expected cash flows from such transactions.

On the other hand, we are exposed to exchange rate movements related to the conversion from Argentine pesos, Uruguayan pesos, Paraguayan Guaraní, Bolivian peso and Colombian pesos to CLP in the income, assets and liabilities of our subsidiaries in Argentina, Bolivia, Uruguay and Paraguay, associated in Peru and joint venture in Colombia. We do not actively hedge the risks related to this conversion at our subsidiaries, the effects of which are recorded in Equity.

As of December 31, 2018, the net investment in foreign subsidiaries, associated and joint ventures amounted to CLP 247,680 million, CLP 958 million and CLP 121,448 million, respectively (CLP 133,135 million, CLP 7,406 million and CLP 71,070 million as of December 31, 2017).

B.   Quantitative Information About Market Risk

Interest Rate Sensitivity

Most of our debt is at a fixed interest rate, so it is not mainly exposed to fluctuations in interest rates. As of December 31, 2018, our interest-bearing debt amounted to CLP 270,636 million (see Note 21 to our consolidated financial statements included herein), 97% of which was fixed debt and 3% of which was variable-rate debt (without taking into account the cross currency interest rate swaps and cross interest rate swaps effects).

The following table summarizes debt obligations with interest rates by maturity date, the related weighted-average interest rates and fair values:

Interest - Bearing Debts as of December 31, 2018
(millions of CLP, except percentages)

Contractual Flows Maturities
		2019	2020	2021	2022	2023	Thereafter	Total	Fair Value
Interest bearing liabilities
Fixed rate
CLP (UF) (1)	Bonds and Banks	18,944	10,509	10,298	10,087	9,876	190,770	250,483	222,277
	Average interest rate	3.2%	3.9%	3.9%	3.9%	3.9%	3.3%

CLP		8,108	4,435	4,435	57,687	6	44	74,716	67,558
	Average interest rate	4.6%	4.9%	4.9%	4.6%	4.6%	4,9%

USD		16,468	-	-	-	-	-	16,468	17,350
	Average interest rate	3.1%

Argentine pesos		4,771	2	-	-	-	-	4,773	3,667
	Average interest rate	54,7%	17,0%

Bolivian pesos		782	1,161	1,161	1,074	1,074	3,338	8,589	7,713
	Average interest rate	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%

Uruguayan pesos		488	896	-	-	-	-	1,384	1,384
	Average interest rate	4.8%	4.8%

Variable rate
USD		294	288	8,199	-	-	-	8,781	8,313
	Average interest rate
	Libor +	3.4%
Argentine pesos		506	-	-	-	-	-	506	506
	Average interest rate
	Badlar +	32.5%
Non interest bearing liabilities
Derivate Contract
Cross Interest Rate Swap:
Receive		-	-	-	-	-	-	-	-
Pay		-	-	-	-	-	-	-	-
Forwards		4,997	-	-	-	-	-	4,997	4,997
(1) UF as of Dec 31, 2018

Commodity Price Sensitivity

The major commodity price sensitivity faced by us relate to fluctuations in malt prices.

The following table summarizes information about our malt, sugar and bulk wine inventories and futures contracts that are sensitive to changes in commodity prices, mainly malt prices. For inventories, the table presents the carrying amount and fair value of the inventories and contracts as of December 31, 2018. For these contracts the table presents the notional amount in tons, the weighted average contract price, and the total dollar contract amount by expected maturity date.

Commodity Price Sensitivity as of December 31, 2018

	Carrying Amount						Fair Value
On Balance Sheet Position
Malt inventory (millions of CLP)	7,981						7,981
Bulk wine inventory - raw material (millions of CLP)	42,394						42,394

		Expected Maturity					Fair Value
	2019	2020	2021	2022	2023	Thereafter
Purchase Contracts
Malt:
Fixed Purchase Volume (tons)	118,900	119,000	105,000	106,500	110,500	139,000
Weighted Average Price (USD per ton)(*)	560	560	560	560	561	560
Contract Amount (thousands of USD)	66,584	66,640	58,800	59,640	61,991	77,840	357,529
Sugar:
Fixed Purchase Volume (tons)	61,297	-	-	-	-	-
Weighted Average Price (USD per ton)(*)	427	-	-	-	-	-
Contract Amount (thousands of USD)	26,174	-	-	-	-	-	25,467
Grapes:
Fixed Purchase Volume (tons)	45,724	27,482	18,690	11,870	9,215	400
Weighted Average Price (CLP per kg.)(*)	211	195	174	182	174	593
Contract Amount (millions of CLP)	9,636	5,350	3,245	2,158	1,604	237	20,656
Wine:
Fixed Purchase Volume (Mlts)	17,200	14,500	-	-	-	-
Weighted Average Price (CLP per liter)(*)	189	194	-	-	-	-
Contract Amount (millions of CLP)	3,253	2,806	-	-	-	-	5,779

(*) Weighted average price estimation is calculated based on expected market prices. Prices to be paid by us are adjusted based on current market conditions.

As of December 31, 2018 we had malt purchase contracts for USD 35.0 million in Chile, compared with USD 35.5 million as of December 31, 2017.

Exchange Rate Sensitivity

The major exchange rate risk faced by us is the variation of the Chilean peso against the USD.

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

The following table summarizes our debt obligations, cash and cash equivalents, accounts receivable, accounts payable and derivative contracts in foreign currencies as of December 31, 2018 in millions of CLP, according to their maturity date, weighted-average interest rates and fair values:

Exchange Rate Sensitivity as of December 31, 2018
(millions of CLP, except percentages and exchange rate)

		2019	2020	2021	2022	2023	Thereafter	Total	Fair Value
Debt Obligations
Variable rate (USD)
Short and medium term		294	288	8,199	-	-	-	8,781	8,313
Average int.rate Libor +		3.4%
Fixed rate (USD)
Short term		16,468	-	-	-	-	-	16,468	17,350
Interest rate		3.1%

Cash and Cash
Equivalents (1)
USD		19,027						19,027	19,027
Others		1,631						1,631	1,631
TOTAL		20,658						20,658	20.658

Accounts Receivable (1)
USD		34,114						34,114	34,114
EUR		10,153						10,153	10,153
Others		2,345						2,345	2,345
TOTAL		46,611						46,611	46,611

(1) Figures as of December 31, 2018.

	Notional	2019	2020	2021	2022	2023	Thereafter	Total	Fair Value
	amount
Derivate Contracts (in
millions of CLP)
Receive USD		11,559	288	8,199	-	-	-	20,046	19,522
Pay USD		3,833	-	-	-	-	-	3,833	3,833
Receive EUR		226	-	-	-	-	-	226	226
Pay EUR		1,230	77	7,986	-	-	-	9,292	9,355
Receive Others		32	-	-	-	-	-	32	32
Pay Others		11	-	-	-	-	-	11	11

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

ADS holders will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as: stock transfer or other taxes and other governmental charges; cable, telex and facsimile transmission and delivery charges incurred upon the transfer of securities; transfer or registration fees for the registration of transfers charged by the registrar and transfer agent; and expenses incurred for converting foreign currency into USD.

12.D.4. Depositary Payments

In 2018 CCU S.A. received from JPMorgan USD 822,635.00 as depositary payments and reimbursements pursuant to the corresponding tax retention, in connection with our ADR program.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15: Controls and Procedures

(a) Controls and Procedures. The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2018. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2018.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting. Our management, including our CEO and CFO, are responsible for establishing and maintaining adequate internal controls over financial reporting and has assessed the effectiveness of our internal control over financial reporting as of December 31, 2018 based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2018 our internal control over financial reporting is effective.

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

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by PricewaterhouseCoopers Consultores, Auditores SpA, an independent registered public accounting firm, as stated in their report which appears herein.

(c) Attestation Report of the Registered Public Accounting Firm. See  our audited consolidated financial statements included herein.

(d) Changes in Internal Control over Financial Reporting. There has been no change in our internal control over financial reporting during 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

As in 2016, at the board of directors´ meeting held on April 17, 2019, following the election of a new board at the shareholders´ meeting held the same day, the board of directors appointed directors Messrs. Vittorio Corbo and Carlos Molina to our audit committee, both of whom meet the independence criteria under the Exchange Act and under the NYSE Rules. The board of directors also resolved that directors Messrs. José Miguel Barros and Francisco Pérez shall participate in the audit committee’s meetings as observers.

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

In December 2013, we adopted a Code of Conduct of the board of directors that applies to all of the members of our board of directors, which was updated in July and December 2015. This Code of Conduct is available on our website at www.ccu.cl or www.ccuinvestor.com. The Code of Conduct sets forth certain basic principles intended to guide the actions of our directors, as well as certain procedures, policies and corporate governance best practices. The Code of Conduct covers matters of confidentiality, access to independent experts, and orientation of newly elected directors and review of information regarding candidates for election to the board of directors. The Code of Conduct also establishes rules and procedures regarding conflicts of interest. The information on our website is not incorporated by reference into this document.

ITEM 16C: Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers Consultores, Auditores SpA, during the fiscal years ended December 31, 2016, 2017 and 2018:

	2016	2017	2018
	(millions of CLP)
Audit Fees	743	737	689
Audit-Related Fees	30	1	0
Tax Fees	7	8	7
All Other Fees	18	12	16
Total Fees	798	758	712

“Audit fees” in the above table are the aggregate fees billed by our independent auditors in connection with the review and audit of our semi-annual and annual consolidated financial statements, as well as the review of other filings. “Audit Related Fees” are fees billed by our independent auditors for the issuance of full IFRS reports related to foreign entities. “Tax fees” are fees billed by our independent auditors associated with the issuance of certificates for tax and legal compliance purposes. “All Other Fees” are fees billed by our independent auditors associated with expenses related to certifications of royalty payments and certification on payment terms to small suppliers, among others.

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

Under the Chilean Corporations Act an open stock corporation must have at least one independent director (out of a minimum of seven directors) when its market capitalization reaches or exceeds UF 1.5 million (as of March 31, 2019 approximately CLP 41,139 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares. In addition, the Chilean Corporations Act enumerates a number of relationships that preclude independence. Chilean law also establishes a number of principles of general applicability designed to avoid conflicts of interests and to establish standards for related party transactions. Specifically, directors elected by a group or class of shareholders have the same duties to the company and to the other shareholders as the rest of the directors, and all transactions with the company in which a director has an interest must be in the interest of and for the benefit of the company, relative in price, terms and conditions to those prevailing in the market at the time of its approval and comply with the requirements and procedures set forth in Chapter XVI of the Chilean Corporations Act. See “Item 7: Major Shareholders and Related Party Transactions”.

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

Under Chilean law, the only board committee that is required is the directors committee (comité de directores), composed of three members, such committee having a direct responsibility to (a) review the company’s financial statements and the independent auditors’ report and issue an opinion on such financial statements and report prior to their submission for shareholders’ approval, (b) propose to the board of directors the independent accountants and the risk rating agencies, which the board must then propose to the shareholders, (c) review related party transactions, and issue a report on such transactions, (d) review the managers, principal executive officers’ and employees’ compensation policies and plans; (e) to prepare an annual report of the performance of its duties, including the principal recommendations to shareholders; (f) advise the board of directors as to the suitability of retaining non-audit services from its external auditors, if the nature of such services could impair their independence; and (g) perform other duties as defined by the company’s bylaws, by a shareholders’ meeting or by the board. Requirements to be deemed an independent director are set forth in “Item 6: Directors, Senior Management and Employees – C. Board Practices – Directors Committee”.

Pursuant to NYSE Rule 303A.06, we must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005. At the board of directors´ meeting held on April 17, 2019, following the election of a new board at the shareholders´ meeting held the same date, the board of directors appointed directors Messrs. Vittorio Corbo and Carlos Molina to our audit committee. Mr. Corbo and Mr. Molina meet the independence criteria under the Exchange Act and under the NYSE Rules. The board of directors also resolved that directors Messrs. José Miguel Barros and Francisco Pérez shall participate in the audit committee’s meetings as observers.

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

Date: April 25th, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Compañía Cervecerías Unidas S.A. and its subsidiaries (the "Company") as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December, 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Controls over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PwC Chile - Av. Andrés Bello 2711 - piso 5, Las Condes - Santiago, Chile
RUT: 81.513.400-1 | T: (56) 2 2940 0000 | www.pwc.cl

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

Definition and Limitations of Internal Control over Financial Reporting

PricewaterhouseCoopers

Santiago – Chile
February 27, 2019

We have served as the Company's auditor since at least 1992, which is when the Company became subject to SEC reporting requirements. We have not been able to determine the specific year we began serving as auditor of the Company.

INDEX
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (ASSETS)		4
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (LIABILITIES AND EQUITY)		5
CONSOLIDATED STATEMENT OF INCOME		6
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME		7
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY		8
CONSOLIDATED STATEMENT OF CASH FLOW		9
Note 1 General Information		10
Note 2 Summary of significant accounting policies		23
2.1	Basis of preparation	23
2.2	Basis of consolidation	24
2.3	Financial information as per operating segments	25
2.4	Foreign currency and sdjustment units	26
2.5	Cash and cash equivalents	27
2.6	Other financial assets	27
2.7	Financial instruments	27
2.8	Financial asset impairment	30
2.9	Inventories	30
2.10	Current biological assets	30
2.11	Other non-financial assets	30
2.12	Property, plant and equipment	31
2.13	Leases	31
2.14	Investment property	32
2.15	Intangible assets other than goodwill	32
2.16	Goodwill	32
2.17	Impairment of non-financial assets other than goodwill	33
2 .18	Non-current assets of disposal groups classified as held for sale	33
2.19	Income taxes	33
2.20	Employees benefits	34
2.21	Provisions	34
2.22	Revenue recognition	34
2.23	Commercial agreements with distributors and supermarket chains	35
2.24	Cost of sales of products	35
2.25	Other incomes by function	36
2.26	Other expenses by function	36
2.27	Distribution expenses	36
2.28	Administrative expenses	36
2.29	Environment liabilities	36
Note 3 Estimates and application of professional judgment		36
Note 4 Accounting changes		37
Note 5 Risk Administration		39
Note 6 Financial Information as per operating segments		46
Note 7 Financial Instruments		54
Note 8 Cash and cash equivalents		60
Note 9 Other non-financial assets		67
Note 10 Trade and other receivables		68
Note 11 Accounts and transactions with related parties		71

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Figures expressed in thousands of Chilean pesos)

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS	Notes	As of December 31, 2018	As of December 31, 2017
		ThCh$	ThCh$
Current assets
Cash and cash equivalents	8	319,014,050	170,044,602
Other financial assets	7	22,745,469	10,724,196
Other non-financial assets	9	18,861,414	15,834,225
Trade and other current receivables	10	320,702,339	286,213,598
Accounts receivable from related parties	11	3,048,841	5,810,764
Inventories	12	228,062,237	201,987,891
Biological assets	13	8,489,873	8,157,688
Current tax assets	24	17,302,429	28,027,878
Total current assets other than non-current assets of disposal groups classified as held for sale		938,226,652	726,800,842
Non-current assets of disposal groups classified as held for sale	14	2,780,607	2,305,711
Total Non-current assets of disposal groups classified as held for sale		2,780,607	2,305,711
Total current assets		941,007,259	729,106,553

Non-current assets
Other financial assets	7	3,325,079	1,918,191
Other non-financial assets	9	5,007,150	4,644,827
Trade and other non-current receivables	10	3,363,123	3,974,395
Accounts receivable from related parties	11	190,865	258,471
Investments accounted for using equity method	16	142,017,781	99,270,280
Intangible assets other than goodwill	17	118,964,142	77,032,480
Goodwill	18	123,044,901	94,617,474
Property, plant and equipment (net)	19	1,021,266,631	917,913,428
Investment property	20	8,715,956	5,825,359
Deferred tax assets	24	37,691,088	40,351,329
Current tax assets non current	24	1,270,941	1,316,300
Total non-current assets		1,464,857,657	1,247,122,534
Total Assets		2,405,864,916	1,976,229,087

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Figures expressed in thousands of Chilean pesos)

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY	Notes	As of December 31, 2018	As of December 31, 2017
LIABILITIES		ThCh$	ThCh$
Current liabilities
Other financial liabilities	21	62,766,946	53,591,658
Trade and other current payables	22	303,380,168	281,681,553
Accounts payable to related parties	11	6,936,910	10,069,043
Other current provisions	23	405,069	349,775
Current tax liabilities	24	75,885,449	22,526,634
Provisions for employee benefits	25	31,794,163	26,232,493
Other non-financial liabilities	26	164,555,540	74,298,299
Total current liabilities		645,724,245	468,749,455
Non-current liabilities
Other financial liabilities	21	228,185,297	161,001,732
Trade and other non-current payables	22	12,413	541,783
Other non-current provisions	23	7,425,759	1,240,389
Deferred tax liabilities	24	108,500,171	94,350,111
Provisions for employee benefits	25	26,901,088	23,517,009
Total non-current liabilities		371,024,728	280,651,024
Total liabilities		1,016,748,973	749,400,479

EQUITY
Equity attributable to equity holders of the parent	27
Paid-in capital		562,693,346	562,693,346
Other reserves		(151,048,226)	(178,075,279)
Retained earnings		868,481,588	716,458,990
Total equity attributable to equity holders of the parent		1,280,126,708	1,101,077,057
Non-controlling interests	28	108,989,235	125,751,551
Total Shareholders' Equity		1,389,115,943	1,226,828,608
Total Liabilities and Shareholders' Equity		2,405,864,916	1,976,229,087

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF INCOME

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2018	2017	2016
		ThCh$	ThCh$	ThCh$
Net sales	6	1,783,282,337	1,698,360,794	1,558,897,708
Cost of sales	29	(860,011,392)	(798,738,655)	(741,819,916)
Gross margin		923,270,945	899,622,139	817,077,792
Other income by function	30	228,455,054	6,717,902	5,144,154
Distribution costs	29	(314,391,183)	(290,227,129)	(270,835,822)
Administrative expenses	29	(152,376,458)	(142,514,649)	(155,322,295)
Other expenses by function	29	(216,236,609)	(238,704,061)	(195,412,109)
Other gains (losses)	31	4,029,627	(7,716,791)	(8,345,907)
Income from operational activities		472,751,376	227,177,411	192,305,813
Finance income	32	15,794,456	5,050,952	5,680,068
Finance costs	32	(23,560,662)	(24,166,313)	(20,307,238)
Share of net loss of joint ventures and associates accounted for using the equity method	16	(10,815,520)	(8,914,097)	(5,560,522)
Foreign currency exchange differences	32	3,299,657	(2,563,019)	456,995
Result as per adjustment units	32	742,041	(110,539)	(2,246,846)
Income before taxes		458,211,348	196,474,395	170,328,270
Tax income (expense)	24	(136,126,817)	(48,365,976)	(30,246,383)
Net income of year		322,084,531	148,108,419	140,081,887

Net income attibutable to:
Equity holders of the parent		306,890,792	129,607,353	118,457,488
Non-controlling interests	28	15,193,739	18,501,066	21,624,399
Net income of year		322,084,531	148,108,419	140,081,887
Net income per share (Chilean pesos) from:
Continuing operations		830.55	350.76	320.59
Diluted earnings per share (Chilean pesos) from:
Continuing operations		830.55	350.76	320.59

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the years ended December 31,
		2018	2017	2016
		ThCh$	ThCh$	ThCh$
Net income of year		322,084,531	148,108,419	140,081,887
Other comprehensive income
Components of other comprehensive income that will not be reclassified to income for the year, before taxes
Gains (losses) from defined benefit plans	27	(1,263,781)	19,669	(2,355,384)
Other comprehensive income that will not be reclassified to incom for the year, before taxes		(1,263,781)	19,669	(2,355,384)
Components of other comprehensive income that will be reclassified to income for the year, before taxes
Gains (losses) on exchange differences on translation	27	37,990,079	(34,786,480)	(27,280,176)
Gains (losses) on cash flow hedges	27	63,008	(5,661)	84,962
Other comprehensive income that will be reclassified to income for the year, before taxes		38,053,087	(34,792,141)	(27,195,214)
Other comprehensive income, before tax		36,789,306	(34,772,472)	(29,550,598)
Income taxes related to components of other comprehensive income that will not be reclassified to income for the year
Income tax relating to defined benefit plans	27	339,533	(47,228)	659,198
Income taxes related to components of other comprehensive income that will not be reclassified to income for the year		339,533	(47,228)	659,198
Income taxes related to components of other comprehensive income that will be reclassified to income for the year
Income tax relating to cash flow hedges	27	(16,196)	728	(20,648)
Income taxes related to components of other comprehensive income that will be reclassified to income for the year		(16,196)	728	(20,648)
Total other comprehensive income and expense		37,112,643	(34,818,972)	(28,912,048)
Comprehensive income (expense)		359,197,174	113,289,447	111,169,839
Comprehensive income (expense) attributable to:
Equity holders of the parent		341,548,106	96,580,893	91,752,250
Non-controlling interests		17,649,068	16,708,554	19,417,589
Total Comprehensive income (expense)		359,197,174	113,289,447	111,169,839

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Changes in Equity (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

STATEMENT OF CHANGES IN EQUITY	Paid in capital	Other reserves				Total other reservations	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2016	562,693,346	(95,435,386)	(2,526)	(2,302,418)	(5,486,086)	(103,226,416)	598,349,442	1,057,816,372	129,705,773	1,187,522,145
Changes
Interim dividends (1)	-	-	-	-	-	-	(24,387,190)	(24,387,190)	-	(24,387,190)
Interim dividends according to policy (2)	-	-	-	-	-	-	(34,841,553)	(34,841,553)	-	(34,841,553)
Other increase (decrease) in Equity (3)	-	-	-	-	-	-	-	-	(14,413,649)	(14,413,649)
Effects business combination (4)	-	-	-	-	-	-	-	-	363,139	363,139
Total comprehensive income (expense)	-	(25,123,546)	41,607	(1,623,299)	-	(26,705,238)	118,457,488	91,752,250	19,417,589	111,169,839
Increase (decrease) through changes in ownership interests in subsidaries (5)	-	-	-	-	(13,041,724)	(13,041,724)	-	(13,041,724)	(11,715,289)	(24,757,013)
Total changes in equity	-	(25,123,546)	41,607	(1,623,299)	(13,041,724)	(39,746,962)	59,228,745	19,481,783	(6,348,210)	13,133,573
AS OF DECEMBER 31, 2016	562,693,346	(120,558,932)	39,081	(3,925,717)	(18,527,810)	(142,973,378)	657,578,187	1,077,298,155	123,357,563	1,200,655,718
Balanced as of January 1, 2017	562,693,346	(120,558,932)	39,081	(3,925,717)	(18,527,810)	(142,973,378)	657,578,187	1,077,298,155	123,357,563	1,200,655,718
Changes
Final dividends (6)	-	-	-	-	-	-	(5,922,874)	(5,922,874)	-	(5,922,874)
Interim dividends (1)	-	-	-	-	-	-	(25,865,201)	(25,865,201)	-	(25,865,201)
Interim dividends according to policy (2)	-	-	-	-	-	-	(38,938,475)	(38,938,475)	-	(38,938,475)
Other increase (decrease) in Equity (3)	-	-	-	-	-	-	-	-	(8,805,260)	(8,805,260)
Total comprehensive income (expense)	-	(32,982,829)	(10,837)	(32,794)	-	(33,026,460)	129,607,353	96,580,893	16,708,554	113,289,447
Increase (decrease) through changes in ownership interests in subsidaries (7)	-	-	-	-	(2,075,441)	(2,075,441)	-	(2,075,441)	(5,509,306)	(7,584,747)
Total changes in equity	-	(32,982,829)	(10,837)	(32,794)	(2,075,441)	(35,101,901)	58,880,803	23,778,902	2,393,988	26,172,890
AS OF DECEMBER 31, 2017	562,693,346	(153,541,761)	28,244	(3,958,511)	(20,603,251)	(178,075,279)	716,458,990	1,101,077,057	125,751,551	1,226,828,608
Balanced as of January 1, 2018	562,693,346	(153,541,761)	28,244	(3,958,511)	(20,603,251)	(178,075,279)	716,458,990	1,101,077,057	125,751,551	1,226,828,608
Increase (decrease) due to changes in accounting policies (8)	-	-	-	-	-	-	(126,722)	(126,722)	(9,054)	(135,776)
Initial balance restated	562,693,346	(153,541,761)	28,244	(3,958,511)	(20,603,251)	(178,075,279)	716,332,268	1,100,950,335	125,742,497	1,226,692,832
Changes
Final dividends (6)	-	-	-	-	-	-	(1,296,076)	(1,296,076)	-	(1,296,076)
Interim dividends (1)	-	-	-	-	-	-	(51,730,402)	(51,730,402)	-	(51,730,402)
Interim dividends according to policy (2)	-	-	-	-	-	-	(101,714,994)	(101,714,994)	-	(101,714,994)
Other increase (decrease) in Equity (3)	-	-	-	-	-	-	-	-	(7,374,653)	(7,374,653)
Effects business combination (10)	-	-	-	-	-	-	-	-	6,755,102	6,755,102
Total comprehensive income (expense) (9)	-	35,487,433	51,944	(882,063)	-	34,657,314	306,890,792	341,548,106	17,649,068	359,197,174
Increase (decrease) through changes in ownership interests in subsidaries (11)	-	-	-	-	(7,630,261)	(7,630,261)	-	(7,630,261)	(33,782,779)	(41,413,040)
Total changes in equity	-	35,487,433	51,944	(882,063)	(7,630,261)	27,027,053	152,149,320	179,176,373	(16,753,262)	162,423,111
AS OF DECEMBER 31, 2018	562,693,346	(118,054,328)	80,188	(4,840,574)	(28,233,512)	(151,048,226)	868,481,588	1,280,126,708	108,989,235	1,389,115,943

(1)	Related to dividends declared as of December 31 of each year and paid during January of the following year, as agreed by the Board of Directors.
(2)	Corresponds to the differences between CCU’s policy to distribute a minimum dividend of at least 50% of the income (Note 27- Common Shareholders’ Equity) and the interim dividends declared as of December 31 of each year.
(3)	Mainly related to dividends to Non-controlling interest.
(4)	Corresponds to the non-controlling interest from the business combinations of paraguayan company Sajonia Brewing Company S.R.L. (Note 1 - General Information, letter D)).
(5)	In 2016, the Company, through its subsidiaries Aguas CCU-Nestlé Chile S.A. and Embotelladoras Chilenas Unidas S.A., acquired an additional interest of Manantial S.A. for an amount of ThCh$ 19,111,686, with a carrying amount of ThCh$ 3,816,220, gererating in a decrease in Other reserves of ThCh$ 7,801,153 (see Note 1 - General Information (1)). Additionally, during 2016 the Company, through its subsidiary Compañía Industrial Cervecera S.A. acquired an additional interest in Los Huemules SRL. for an amount of ThCh$ 118,092, with a carrying amount of ThCh$ 312,103, resulting in an increase in Other reserves of ThCh$ 194,000 (see Note 1 - General Information (4)). Finally during 2016, the joint venture Foods acquired an additional interest in Alimentos Nutrabien S.A. for an amount of ThCh$ 14,352,706, with a carrying amount of ThCh$ 3,497,385, resulting in a decrease of ThCh$ 5,426,209.
(6)	Corresponds to the differences between the final dividend and CCU’s policy of distributing a minimum dividend of at least 50% of income (Note 27 - Common Shareholders’ Equity).
(7)	During 2017, through its subsidiary CCU Inversiones S.A., the Company acquired an additional interest of VSPT for an amount of ThCh$ 7,800,000 with a carrying amount of ThCh$ 5,724,003, generated, at CCU's consolidated level, a decrease in Other reserves of ThCh$ 2,075,441.
(8)	See Note 4 - Accounting changes.
(9)	See Note 27 - Common Shareholders’ Equity
(10)	See Note 15 – Business combinations.
(11)	During 2018, the Company through its subsidiary CCU Inversiones S.A., acquired an additional interest of VSPT for an amount of ThCh$ 49,222,781 with a carrying amount of ThCh$ 36,165,735, generated, at CCU's consolidated level, a decrease in Other reserves of ThCh$ 13,054,114 and on December 17, 2018 the joint venture Foods Compañía de Alimentos CCU S.A. (“Foods”) and subsidiary CCU Inversiones S.A. sold the property over Alimentos Nutrabien S.A.generating an effect in Other reserves of ThCh $ 5,426,209 (Note 27 - Common Shareholders’ Equity).

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Cash Flow (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CASH FLOW

CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the years ended as of December 31,
		2018	2017	2016
		ThCh$	ThCh$	ThCh$
Cash flows from (used in) operating activities
Classes of cash receipts from operating activities:
Proceeds from goods sold and services rendered		2,063,846,199	2,027,615,713	1,862,763,071
Other proceeds from operating activities	30	211,980,184	27,287,853	23,086,788
Classes of cash payments from operating activities:
Payments of operating activities		(1,308,662,407)	(1,263,418,419)	(1,216,451,995)
Payments of salaries		(202,182,968)	(202,321,289)	(201,389,122)
Other payments for operating activities		(282,794,912)	(262,820,379)	(228,011,323)
Cash flow from (used in) operations		482,186,096	326,343,479	239,997,419
Dividends received		374,208	264,079	34,380
Interest paid		(17,691,156)	(18,564,514)	(16,958,068)
Interest received		13,627,809	4,870,651	5,635,697
Income tax reimbursed (paid)		(35,068,401)	(40,656,061)	(47,055,951)
Other cash movements	31	(14,115,425)	(10,096,203)	8,360,871
Net cash flows from operating activities		429,313,131	262,161,431	190,014,348

Cash flows from (used in) investing activities
Cash flows used to obtain control of subsidaries or other businesses	8	(5,819,495)	-	(641,489)
Cash flows used to purchase non-controlling interests	8	-	(1,149,689)	(2,174,370)
Other charges on the sale of interests in joint ventures		-	1,058,984	512,596
Other payments to acquire interests in joint ventures	8	(59,505,559)	(49,312,890)	(27,043,481)
Proceeds from sales of property, plan and equipment		1,064,516	1,554,696	2,753,539
Purchase of property, plant and equipment		(128,366,525)	(123,526,778)	(125,691,740)
Purchases of intangibles assets		(3,073,897)	(2,238,702)	(3,191,685)
Other cash movements		(3,301,141)	-	469,240
Net cash flows used in investing activities		(199,002,101)	(173,614,379)	(155,007,390)

Cash flows from (used in) financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	8	(49,222,782)	(7,800,000)	(19,111,686)
Proceeds from long-term loans and bonds		91,201,377	40,850,000	3,804,384
Porceeds from short-term loans and bonds		92,806,210	16,927,169	19,345,325
Total proceeds from loans		184,007,587	57,777,169	23,149,709
Loan and bonds payments		(112,665,293)	(25,754,218)	(27,910,666)
Payments of finance lease liabilities		(1,077,462)	(1,414,228)	(1,530,851)
Payments of loan from related parties		-	(717,900)	(750,000)
Dividends paid		(74,825,181)	(75,128,211)	(69,819,729)
Other cash movements		819,269	36,190	913,318
Net cash flows used in financing activities		(52,963,862)	(53,001,198)	(95,059,905)

Net decrease in cash equivalents, before the effect of changes in exchange rate		177,347,168	35,545,854	(60,052,947)
Effects of changes in exchange rates on Cash and cash equivalents		(28,377,720)	465,565	1,531,891
Increase (decrease) in cash an cash equivalents		148,969,448	36,011,419	(58,521,056)

Cash and cash equivalents, beginning of the year		170,044,602	134,033,183	192,554,239
Cash and cash equivalents, final of the year	8	319,014,050	170,044,602	134,033,183

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 1 General Information

A)  Company information

Compañía Cervecerías Unidas S.A. (hereinafter also “CCU”, “the Company” or “the Parent Company”) was incorporated in Chile as an open stock company, and is registered in the Securities Registry of the Comisión para el Mercado Financiero (CMF) (ex Superintendencia de Valores y Seguros or Local Superintendence of Equity Securities, (SVS)) under Nº 0007, and consequently, the Company is overseen by the CMF. The Company’s shares are traded in Chile on the Santiago Stock Exchange and Electronic Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and its American Depositary Shares (ADS)’s are traded in the New York Stock Exchange (NYSE). There was an amendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs, whereby there was a change in the ADS ratio from 5 common shares for each ADS to 2 common shares for each ADS, effective as of December 20, 2012.

CCU is a diversified beverage company, with operations mainly in Chile, Argentina, Uruguay, Paraguay, Colombia and Bolivia. CCU is the largest Chilean brewery, the second largest brewery in Argentina, the second largest producer of soft drinks in Chile, the second-largest wine producer in Chile, the largest producer of bottled mineral water, nectar and sport drinks in Chile and one of the largest pisco producers in Chile. It also participates in the business of Home and Office Delivery (“HOD”), in a business involving home delivery of purified water in dispensers, and in the rum and candy industry in Chile. It participates in the industry of the ciders, spirits and wines in Argentina and also participates in the industry of mineral water and soft drinks and beer distribution in Uruguay, Paraguay, Colombia and Bolivia.

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

As of December 31, 2018 the Company had a total  8,797  employees detailed as follows:

	Number of employes
	Parent company	Consolidated
Senior Executives	10	14
Managers and Deputy Managers	79	420
Other workers	283	8,363
Total	372	8,797

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

The figures in the Consolidated Statement of Financial Position and their explanatory notes are presented compared to the previous year (2017) and the Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity, Consolidated Statement of Cash Flows and their explanatory notes are presented compared with 2017 and 2016.

These Consolidated Financial Statements are presented in thousands of Chilean pesos (ThCh$) and have been prepared from the accounting records of Compañía Cervecerías Unidas S.A. and its subsidiaries. All amounts have been rounded to thousand Chilean pesos, except when otherwise indicated.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The Company’s functional currency and presentation currency is the Chilean peso, except for some subsidiaries in Chile, Argentine, Uruguay, Paraguay and Bolivia that use the US Dollar, Argentine peso, Uruguayan Peso, Paraguayan guaraní and Bolivian, respectively. The functional currency of joint operations in Colombia and associates in Perú, are the Colombian peso and the Sol, respectively. However they use the Chilean peso as the presentation currency for consolidation purposes.

Subsidiaries whose functional currency is not the Chilean peso, have converted their financial statement from their functional currency to the Group’s presentation currency, which is the Chilean peso. The following exchange rates have been used: for the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity, net at the year-end exchange rate, and for the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income and the Consolidated Statement of Cash Flows at the transaction date exchange rate or at the average monthly exchange rate, as appropriate, with the exception of subsidiaries that operate in hyperinflationary economies (See Note 4 – Accounting changes).

B)  Brands and licensing

In Chile, its portfolio of brands in the beer category consists of its own CCU brands, international licensing brands and distribution of Craft brands. CCU’s own brands which correspond to national products, produced, marketed and distributed by Cervecería CCU, which include the following brands, among others, Cristal, Cristal Cero 0°, Cristal Cero Radler, Escudo, Royal Guard, Morenita, Dorada, Andes, Bavaria and Stones in its Lemon, Maracuyá and Apple varieties. The international licensing brands, of which some are produced and other are imported, marketed and distributed by Cervecería CCU, include, among others, the Tecate, Coors, Heineken and Sol brands. The Craft distribution brands, which are beer that is created and produced in their original breweries and are marketed and distributed in partnership with Cervecera CCU, Austral, Kunstmann, Szot, Guayacán, D´olbek and Blue Moon beer.

In the Chile operating segment, in the non-alcoholic beverages category, CCU has the Bilz, Pap, Pop Candy, Kem, Kem Xtreme, Nobis, Cachantun, Mas, Mas Woman and Porvenir brands. In the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has licensing agreements with Pepsi, 7up, Mirinda, Gatorade, Adrenaline Red, Sobe Life Water, Lipton Ice Tea, Ocean Spray, Crush, Canada Dry Limón Soda, Canada Dry Ginger Ale, Canada Dry Agua Tónica, Nestlé Pure Life, Watt’s, Watt´s Selección and Frugo. In Chile, CCU is the exclusive distributor of the Red Bull energy drink and Perrier water. Through a joint venture it also has its own brands, Sprim and Fructus and a license for the Vivo and Caricia brands.

Aditionally, in the Chile operating segment, in the pisco and cocktails categories, CCU owns the Mistral, Campanario, Horcón Quemado, Control C, Tres Erres, Espíritu de los Andes, La Serena, Iceberg, Ruta Cocktail, Cusqueño Sour, Sol de Cuba, brands, together with the respective line extensions, as applicable. In the rum category, the Company owns the Sierra Morena (and their extensions) and Cabo Viejo brands. In the liquor category, the Company has the Fehrenberg and Barsol (quebranta grapes distillate) brands and is the exclusive distributor in Chile of Pernod Ricard whisky, vodka and others liquors in the traditional channel. Finally, in the cider category, the Company owns the Cygan brand.

In Argentina, CCU produces beer in its plants located in Salta, Santa Fé and Luján. Its main brands are Schneider, Imperial, Palermo, Bieckert, Santa Fé, Salta, Córdoba and it is the holder of exclusive license for the production and marketing of Miller, Heineken, Amstel and Sol. CCU also imports Kunstmann and Blue Moon brands, and exports beer to different countries, mainly under the Schneider, Heineken and Imperial brands. Until April, 2018 in Argentina, CCU was the exclusive license for the production and marketing of Budweiser beer (see letter C), under this Note) and from this date CCU owns the Isenbeck, Diosa, Iguana and Báltica brands and also incorporated, in the form of exclusive licensing agreements, in its portfolio Warsteiner and Grolsch brands. Aditionally, until December 31, 2017 in Argentina, CCU was the exclusive distributor of the Red Bull energy drink. Besides, participates in the cider business, with control of Saenz Briones, marketing the leading market brands “Sidra Real”, “La Victoria” and “1888”. Also participates in the spirits business, which it market under the El Abuelo brand, in adittion of importing other liquors from Chile, as well as also sells and distributes of Eugenio Bustos and La Celia wines belonging to the bodega Finca La Celia (subsidiary in Argentina of the Chilean subsidiary Viña San Pedro de Tarapacá S.A. (VSPT)).

In Uruguay, the Company participates in the mineral water and soft drinks business with the Nativa and Nix brands, flavored waters with the Nativa brand, soft drinks with the Nix brand and nectars with Watt´s brand, in isotonic drink with the FullSport brand and energy drink with the Thor brand. In addition, it sells imported beer under the Heineken, Schneider, Imperial and Kuntsmann brands.

In Paraguay, the Company participates in the non-alcoholic and alcoholic drink business. Its portfolio of non-alcoholic brands consists of Pulp, Watt's, Puro Sol, La Fuente, Zuma and the Full Power isotonic drink. These brands include its own, licensed and imported brands. The Company in the beer business is owner of Sajonia brand and imports Heineken, Schneider, Paulaner, Sol and Kunstmann, brands.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

In the Wine operating segment, through its subsidiary Viña San Pedro Tarapacá S.A. (“VSPT”), CCU produces wines and sparkling wines, which are sold in the domestic and overseas markets, exporting to more than 80 countries. The main brands of Viña San Pedro are Altaïr, Cabo de Hornos, Sideral, 1865, Castillo de Molina, Épica, 35 Sur, GatoNegro, Gato, Manquehuito and San Pedro Exportación. Viña Tarapacá’s brands include: Gran Reserva Etiqueta Azul, Gran Reserva Etiqueta Negra, Gran Reserva Etiqueta Blanca, Tarapacá Reserva, León de Tarapacá and Tarapacá Varietal. Viña Santa Helena’s brands portfolio includes: Selección del Directorio, Siglo de Oro, Santa Helena Varietal, Alpaca, Gran Vino and Santa Helena. Viña San Pedro Tarapacá S.A. is also present in the domestic and international markets with the Misiones de Rengo, Viña Mar, Casa Rivas and Leyda vineyards in Chile and with the Finca La Celia and Tamari vineyards in Argentina.

In December 2018, Viña San Pedro de Tarapacá S.A. signed an agreement to acquire a part of the Pernod Ricard wine business in Argentina. The purchase agreement, which is subject to local regulatory approval, includes the brands of Argentine wines Graffigna, Colón and Santa Silvia, which represent approximately 1.5 million cases of 9-liter wine bottles per year. Bodegas Graffigna has a winery in the province of San Juan, two fields in the same province, and a field in Mendoza.

Since November 2014, in Colombia, CCU participates in the beer business through its joint venture with Central Cervecera de Colombia S.A.S. (“CCC”). Its portfolio includes the imported Heineken brand. Its has exclusive licensing contracts for importing, distributing and producing Heineken beer in Colombia. In October 2015 Coors and Coors Light brands were incorporated to CCC’s brand portfolio through licensing contract for the production and/or marketing of those brands. As of April and July of 2016, the Tecate and Sol brands were incorporated, respectively, with a licensing contract to produce and/or market them. During April 2017 the Miller and Miller Genuine Draft (MGD) brands were incorporated with a licensing contract to produce and market them.

In Bolivia, through its subsidiary Bebidas Bolivianas BBO S.A. (BBO), the Company participates in the non-alcoholic and alcoholic beverage business since May 2014. Its portfolio of non-alcoholic brands, both owned and licensed, includes the Mendocina, Free cola, Sinalco, Real and Natur-all brands. The alcoholic brands are Real, Capital and Cordillera. In addition BBO markets imported Heineken beer.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The described licenses are detailed as follows:

Main brands under license
Licenses	Validity Date

Aberlour, Absolut, Ballantine's, Beefeater, Blender´s Pride, Borzoi, Chivas Reagal, Cuvee MUMM, Dubonnet, Elyx, G.H. MUMM, Havana Club, Jameson, Kahlúa, Level, Long John, Longmorn, Malibu, Martell, Olmeca, Orloff, Passport, Pernod, Perrier Jouet, Ricard, Royale Salute, Sandeman, Scapa, Strathisla, The Glenlivet, Wyborowa, 100 Pipers, in Chile (1)

June 2019
Adrenaline, Adrenaline Rush (9)	February 2028
Amstel in Argentina (2)	July 2022
Austral in Chile (4)	July 2020
Blue Moon in Chile (5)	December 2021
Coors in Chile (6)	December 2025
Coors in Colombia (7)	December 2020
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda) in Chile (8)	December 2023
Frugo in Chile	Indefinitely
Gatorade in Chile (9)	December 2043
Grolsch in Argentina (16)	May 2028
Heineken in Bolivia (10)	December 2024
Heineken in Chile, Argentina and Uruguay (11)	10 years renewables
Heineken in Colombia (12)	March 2028
Heineken in Paraguay	May 2023
Miller and Miller Genuine Draft in Colombia (15)	December 2026
Miller in Argentina (12)	December 2026
Nestlé Pure Life in Chile (8)	December 2022
Paulaner in Paraguay	April 2019
Pepsi, Seven Up and Mirinda in Chile	December 2043
Red Bull in Chile (13)	Indefinitely
Schneider in Paraguay	May 2023
Sol in Chile and Argentina (11)	10 years renewables
Sol in Colombia (3)	March 2028
Sol in Paraguay	January 2023
Té Lipton in Chile	March 2020
Tecate in Colombia (3)	March 2028
Warsteiner para Argentina (17)	May 2028
Watt´s in Uruguay	99 years
Watt's (nectars, fruit-based drinks and other) rigid packaging, except carton in Chile	Indefinitely
Watt's in Paraguay (14)	July 2026

(1)	Renewable for periods of 3 years.
(2)	After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(3)	The contract will remain in effect as long as the Heineken license agreeemente for Colombia remains in force.
(4)	Renewable for periods of two years, subject to the compliance of the contract conditions.
(5)	If Renewal criteria have benn satisfied, renewable through December, 2025, thereafter shall automatically renew every year for a new term of 5 years (Rolling Contract).
(6)

After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 5 years, subject to the compliance of the contract conditions.

(7)	License renewable for one period of 5 years, subject to the compliance of the contract conditions.
(8)	License renewable for periods of 5 years, subject to the compliance of the contract conditions.
(9)	License was renewed for a period equal to the duration of the Shareholders Agreement of Bebidas CCU-PepsiCo SpA.
(10)	License for 10 years, automatically renewable for periods of 5 years, unless notice of non-renewal.
(11)	License for 10 years, automatically renewable on the same terms (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(12)	After the initial termination date, License is automatically renewable each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given.
(13)	Indefinite contract, notice of termination 6 months in advance.
(14)	Sub-license is renewed automatically and successively for two periods of 5 years each, subject to the terms and conditions stipulated in the International Sub-license agreement of December 28, 2018 between Promarca Internacional Paraguay S.R.L. and Bebidas del Paraguay S.A.
(15)	Distribution will begin in April 2017 and the begin of local production is estimated by October 2019.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

(16) Till May, 2019, it shall be produced on behalf of CICSA by Cervecería Argentina SA Isenbeck and sold by Cervecería and Maltería Quilmes S.A.

(17) Till May, 2019, it shall be produced on behalf of CICSA by Cervecería Argentina SA Isenbeck and sold by Cervecería and Maltería Quilmes S.A. Prior to the expirty of its term, Parties shall negociate its continuity for five (5) more years.

C)  Early termination Budweiser license

The general aspects of the transaction are described below:

a)   Description of the Transaction.

According to the Material Event reported on September 6, 2017, the CMF was informed that CCU and Compañía Cervecerías Unidas Argentina S.A. (CCU-A), entity organized under the laws of the Republic of Argentina and a subsidiary of CCU, have agreed with Anheuser-Busch InBev S.A./N.V. (ABI and together with CCU-A the "Parties"), an offer letter ("Term Sheet") which, among other matters, contemplates the early termination of license agreement in Argentina for the brand "Budweiser", signed between CCU-A and Anheuser-Busch, Incorporated (today Anheuser-Busch LLC, a subsidiary of ABI) dated March 26, 2008 (the "License Agreement").

As agreed to in the Early Termination of the License Agreement (the “Transaction”), ABI directly or its subsidiaries (hereinafter together referred to as the “ABI Group”), pays to CCU-A the amount of US$ 306,000,000.

The Transaction also includes the transfer from ABI to CCU-A of: (a) ownership of the brands Isenbeck and Diosa. This does not include the production plant owned by Cervecería Argentina S.A. Isenbeck (CASA Isenbeck) located in Zárate, province of Buenos Aires, Argentina (which will continue to operate under the ownership of ABI Group), nor the contracts with its employees and/or distributors, nor the transfer of any liabilities of CASA Isenbeck; (b) the ownership of the following registered brands in Argentina: Norte, Iguana and Báltica; and (c) the obligation of ABI to make its reasonable best efforts to cause that certain international premium beer brands are licensed to CCU-A (together with the brands identified in letter (b) above and with the brand Diosa referred to as the "Group of Brands") in Argentine territory.

       In order to establish a smooth transition of the brands that are transferred by virtue of the Transaction, the Parties will enter into the following contracts (all together with the Early Termination referred to as the “Transaction”):

I.     Contract by virtue of which CCU-A will produce for the ABI Group part or all of the volume of the beer Budweiser, for a period of up to one year;

II.    Contract by virtue of which the ABI Group will produce for CCU-A part or all of the volume of the beer Isenbeck and Diosa for a period of up to one year;

III.   Contract by virtue of which the ABI Group will produce and distribute the Group of Brands, on behalf of CCU-A, for a period of maximum three years; and

IV. Other agreements, documents and/or contracts that the Parties deem necessary for the Transaction (the “Transaction Documents”).

In summary, this agreement with ABI consists of the early termination of the license agreement of the Budweiser brand in exchange for a portfolio of brands representing similar volumes, plus different payments of up to US$ 400,000,000 before taxes, over a period of up to three years.

b)   Status of the Transaction:

On March 14, 2018, CCU reported as a Material Event that CCU-A had been notified of the resolution of the Secretario de Comercio del Ministerio de Producción de la Argentina (SECOM), which, based on the favorable opinion of the Comisión Nacional de Defensa de la Competencia (CNDC), approved the Transaction. The resolution established that the Parties must submit to the CNDC, for review and approval, drafts of contracts that contained all of the terms and conditions of the Transaction (the "Contracts"). On March 16, 2018, the Parties filed the Contracts with the CNDC.

On April 27, 2018, CCU-A was notified of the resolution of the CNDC that approved the Contracts, thus fulfilling the condition established in the Term Sheet, becoming binding and therefore, the parties were legally obliged to close the Transaction. The signature of the respective contracts took place on May 2, 2018.

      As a consequence of the closing of the Transaction:

b.1)  CCU-A early terminated the license agreement with ABI in Argentina for the brand “Budweiser”.

b.2)  CCU-A received a payment from ABI of US$ 306,000,000, equivalents to ThCh$ 185,648,399 before taxes (See Note 30 – Other income by function).

b.3)  ABI transferred to CCU-A (i) the ownership of the Isenbeck and Diosa brands and certain assets related to said brands (not including the production plant owned by Cervecería Argentina S.A. Isenbeck, nor the contracts with its employees and/or distributors, nor the transfer of any liabilities of said entity); and (ii) ownership of the following registered trademarks in Argentina: Norte, Iguana and Báltica. The five brands mentioned above were valued at US$ 44,044,000, equivalents to ThCh$ 26,721,236 (See Note 17 – Intangible assets other than goodwill and Note 30 – Other income by function).

As of December 31, 2018, the net effect of the aforementioned compensations generated in the consolidated results of Compañía Cervecerías Unidas S.A. and subsidiaries a Net income attributable to the equity holders of the parent of ThCh$ 157,358,973, shown in (See Note 6 – Financial information as per operating segments).

b.4)  CCU-A was granted the licenses of the Warsteiner and Grolsch brands for the Argentine territory (these brands, together with Isenbeck, Diosa, Norte, Iguana and Báltica, the “Brands”);

b.5)  CCU-A received an ABI payment of US$ 10,000,000, equivalents to ThCh$ 6,109,800, before taxes, for the production of Budweiser of one year, which will be reflected in results under Other income by function as performance obligations are met, of which as of December 31, 2018 have been recognized in Other income by function US$ 6,451,629, equivalents to ThCh$ 4,840,167; and

b.6)  CCU-A will receive from ABI annual payments of up to US$ 28,000,000, equivalents to ThCh$ 17,107,440, before taxes, for a period of up to three years, depending on the volume and the timing of the transition to CCU-A of the production and/or commercialization of the Brands, which will be reflected in the results, under Net sales, Cost of sales and MSD&A, as the performance obligations are met, of which as of December 31, 2018 have been recognized in results an amount of US$ 19.802.868 , equivalents to ThCh$ 14,251,811.

This transaction did not result in impairment of the productive assets of the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

D)  Direct and indirect significant subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries where the percentage of participation represents the economic interest at a consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of December 31, 2018			As of December 31, 2017
				Direct %	Indirect %	Total %	Total %
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	-	50.0917	50.0917	50.0917
Cervecera Guayacán SpA. (***) (13)	76,035,409-0	Chile	Chilean Pesos	-	25.0006	25.0006	-
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	99.9602	0.0398	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (***)	76,077,848-6	Chile	Chilean Pesos	-	25.5034	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	99.8516	0.1484	100.0000	100.0000
Inversiones Invex CCU Tres Ltda. (8)	76,248,389-0	Chile	Chilean Pesos	99.9999	0.0001	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (***)	76,337,371-1	Chile	Chilean Pesos	-	49.9888	49.9888	49.9866
CCU Inversiones II Ltda. (16)	76,349,531-0	Chile	US Dollar	99.7133	0.2867	100.0000	99.9999
Bebidas Carozzi CCU SpA. (***)	76,497,609-6	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	-	99.9834	99.9834	99.9834
Promarca Internacional SpA. (***)	76,574,762-7	Chile	US Dollar	-	49.9917	49.9917	49.9917
CCU Inversiones S.A. (10)	76,593,550-4	Chile	Chilean Pesos	99.0242	0.7533	99.7775	99.9733
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	-	80.0000	80.0000	80.0000
New Ecusa S.A.	76,718,230-9	Chile	Chilean Pesos	-	99.9834	99.9834	99.9834
Promarca S.A. (***)	76,736,010-K	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
CCU Inversiones III SpA. (14)	76,933,685-0	Chile	US Dollar	-	99.9950	99.9950	-
Vending y Servicios CCU Ltda.	77,736,670-K	Chile	Chilean Pesos	-	99.9779	99.9779	99.9738
Inversiones Invex CCU Ltda.	78,418,890-6	Chile	US Dollar	6.7979	93.1941	99.9920	99.9905
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	98.0000	2.0000	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	90.9100	9.0866	99.9966	99.9966
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	-	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (10)	91,041,000-8	Chile	Chilean Pesos	-	82.9870	82.9870	67.1992
Manantial S.A. (2)	96,711,590-8	Chile	Chilean Pesos	-	50.5507	50.5507	50.5507
Viña Altaïr SpA. (6)	96,969,180-9	Chile	Chilean Pesos	-	82.9870	82.9870	67.1992
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	-	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	99.7500	0.2499	99.9999	99.9999
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	99.0670	0.9164	99.9834	99.9834
Viña Valles de Chile S.A.	99,531,920-9	Chile	Chilean Pesos	-	82.9870	82.9870	67.1992
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	50.0000	49.9888	99.9888	99.9866
Viña Orgánica SPT S.A. (11)	99,568,350-4	Chile	Chilean Pesos	-	-	-	67.1992
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	46.0000	34.0000	80.0000	80.0000
Andina de Desarrollo SACFAIMM	0-E	Argentina	Argentine Pesos	-	59.1971	59.1971	59.1970
Cía. Cervecerías Unidas Argentina S.A. (9)	0-E	Argentina	Argentine Pesos	-	99.9936	99.9936	99.9924
Compañía Industrial Cervecera S.A. (1)	0-E	Argentina	Argentine Pesos	-	99.9950	99.9950	99.9949
Finca Eugenio Bustos S.A. (4)	0-E	Argentina	Argentine Pesos	-	-	-	67.1992
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	-	82.9870	82.9870	67.1992
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	-	74.9979	74.9979	74.9979
Sáenz Briones y Cía. S.A.I.C.	0-E	Argentina	Argentine Pesos	-	89.9150	89.9150	89.9150
Bebidas Bolivianas BBO S.A. (12)	0-E	Bolivia	Bolivians	-	51.0000	51.0000	-
International Spirits Investments USA LLC (7)	0-E	United States	US Dollar	-	80.0000	80.0000	80.0000
Inversiones CCU Lux S.à r.l. (15)	0-E	Luxemburgo	US Dollar	-	99.9999	99.9999	-
Southern Breweries C.S.C. (3)	0-E	Luxemburgo	US Dollar	37.7810	62.2141	99.9951	99.9942
Bebidas del Paraguay S.A. (5) (**)	0-E	Paraguay	Paraguayan Guaranies	-	50.0049	50.0049	50.0049
Distribuidora del Paraguay S.A. (**)	0-E	Paraguay	Paraguayan Guaranies	-	49.9589	49.9589	49.9589
Sajonia Brewing Company S.R.L. (5) (***)	0-E	Paraguay	Paraguayan Guaranies	-	25.5025	25.5025	25.5025
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999

 (*) Listed company in Chile.

(**) See Note 1 – General Information, letter E), Subsidiaries with direct or indirect participation of less than 50%

(***) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

In addition to what is shown in the preceding table, the following are the percentages of participation with voting rights, in each of the subsidiaries. Each shareholder has one vote per share owned or represented. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation through a subsidiary.

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of December 31, 2018	As of December 31, 2017
				%	%
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	50.0917	50.0917
Cervecera Guayacán SpA. (***) (13)	76,035,409-0	Chile	Chilean Pesos	25.0006	-
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (***)	76,077,848-6	Chile	Chilean Pesos	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	100.0000	100.0000
Inversiones Invex CCU Tres Ltda. (8)	76,248,389-0	Chile	Chilean Pesos	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (***)	76,337,371-1	Chile	Chilean Pesos	49.9888	49.9866
CCU Inversiones II Ltda. (16)	76,349,531-0	Chile	US Dollar	100.0000	100.0000
Bebidas Carozzi CCU SpA. (***)	76,497,609-6	Chile	Chilean Pesos	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	99.9834	99.9834
Promarca Internacional SpA. (***)	76,574,762-7	Chile	US Dollar	49.9917	49.9917
CCU Inversiones S.A. (10)	76,593,550-4	Chile	Chilean Pesos	99.7775	99.9733
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	80.0000	80.0000
New Ecusa S.A.	76,718,230-9	Chile	Chilean Pesos	99.9834	99.9834
Promarca S.A. (***)	76,736,010-K	Chile	Chilean Pesos	49.9917	49.9917
CCU Inversiones III SpA. (14)	76,933,685-0	Chile	US Dollar	100.0000	-
Vending y Servicios CCU Ltda.	77,736,670-K	Chile	Chilean Pesos	99.9779	99.9738
Inversiones Invex CCU Ltda.	78,418,890-6	Chile	US Dollar	99.9920	99.9905
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	100.0000	100.0000
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (10)	91,041,000-8	Chile	Chilean Pesos	82.9870	67.1992
Manantial S.A. (2)	96,711,590-8	Chile	Chilean Pesos	50.5507	50.5507
Viña Altaïr SpA. (6)	96,969,180-9	Chile	Chilean Pesos	82.9870	67.1992
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	99.9834	99.9834
Viña Valles de Chile S.A.	99,531,920-9	Chile	Chilean Pesos	82.9870	67.1992
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	100.0000	100.0000
Viña Orgánica SPT S.A. (11)	99,568,350-4	Chile	Chilean Pesos	-	67.1992
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	80.0000	80.0000
Andina de Desarrollo SACFAIMM	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Cía. Cervecerías Unidas Argentina S.A. (9)	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Compañía Industrial Cervecera S.A. (1)	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Finca Eugenio Bustos S.A. (4)	0-E	Argentina	Argentine Pesos	-	67.1992
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	82.9870	67.1992
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	74.9979	74.9979
Sáenz Briones y Cía. S.A.I.C.	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Bebidas Bolivianas BBO S.A. (12)	0-E	Bolivia	Bolivians	51.0000	-
International Spirits Investments USA LLC (7)	0-E	United States	US Dollar	80.0000	80.0000
Inversiones CCU Lux S.à r.l. (15)	0-E	Luxemburgo	US Dollar	99.9999	-
Southern Breweries C.S.C. (3)	0-E	Luxemburgo	US Dollar	100.0000	100.0000
Bebidas del Paraguay S.A. (5) (**)	0-E	Paraguay	Paraguayan Guaranies	50.0049	50.0049
Distribuidora del Paraguay S.A. (**)	0-E	Paraguay	Paraguayan Guaranies	49.9589	49.9589
Sajonia Brewing Company S.R.L. (5) (***)	0-E	Paraguay	Paraguayan Guaranies	25.5025	25.5025
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999

 (*) Listed company in Chile.

(**) See Note 1 – General Information, letter E), Subsidiaries with direct or indirect participation of less than 50%

(***) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The main movements in the ownership of the subsidiaries included in these consolidated financial statements are the following:

(1) Compañía Industrial Cervecera S.A.

On January 7, 2016, subsidiary Compañía Industrial Cervecera S.A. (CICSA), acquired 50.99% of the stock rights of Los Huemules S.R.L (LH). As a consequence of the above mentioned the shareholders of Los Huemules S.R.L. are Cervecería Kunstmann S.A. (CK) and CICSA with 49.01% and 50.99%, respectively. The final amount of this transaction was
ThCh$ 118,092. Subsequently, on March 16, 2017, the stock rights of Los Huemules S.R.L. were transferred from CICSA to CCK, leaving final interest at CICSA with 50.0001% and CCK with 49.9999%.

(2) Manantial S.A.

On January 29, 2016, subsidiaries Aguas CCU-Nestlé Chile S.A. (Aguas) and Embotelladoras Chilenas Unidas S.A. (ECUSA) acquired 48.07% and 0.92% of the shares of Manantial S.A. (Manantial) respectively, exercising the call option granted in the Shareholders’ Agreement of Manantial. As a consequence, Compañía Cervecerías Unidas S.A. is currently the indirect owner of 100% of the shares of Manantial, becoming the only direct shareholders of Manantial: (i) Aguas with 99.08% of the capital stock, and (ii) ECUSA with 0.92% of the capital stock. The total amount of this transaction was   ThCh$ 19,111,686.

(3) Southern Breweries S.C.S. (SB SCS) (Ex Southern Breweries Limited)

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

On December 7, 2018, Southern Breweries Limited (Subsidiary of CCU) was re-domicilied from Cayman Islands to Luxembourg and changed its name to Southern Breweries S.á.r.l., later and once the subsidiary was stablished in Luxembourg it was converted from S.á.r.l. to S.C.S. Finally, the Company sold one share of SB SCS to the subsidiary Inversiones CCU Lux S.á r.l. by an amount of US $ 2,600.

(4) Finca Eugenio Bustos S.A.

On December 5, 2016, the Board of Directors resolved the dissolution of Finca Eugenio Bustos S.A., which was formalized on May 18, 2018 before the Public Registry of Commerce of Argentina.

(5) Bebidas del Paraguay S.A. and Sajonia Brewing Company S.R.L.

On December 29, 2016, the Company paid committed capital of ThCh$ 2,226,656 in Bebidas del Paraguay S.A. and this transaction does not change the percentage of participation.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

As explained in Note 15 – Business combinations, on March 31, 2016, through its subsidiary Bebidas del Paraguay S.A., acquired 51% of the stock rights of paraguayan company Sajonia Brewing Company S.R.L. (formerly Artisan SRL). The amount of this transaction was ThCh$ 641,489 (equivalents to US$ 1,000,000). During 2017, the Company has determined the fair values of assets and liabilities for this business combination as follows:

Assets and Liabilities	Fair Value
ThCh$
Cash and cash equivalents	462,873
Trade and other current receivables	9,813
Inventories	19,552
Total current assets	492,238
Intangible assets other than goodwill	259,712
Property, plant and equipment (net)	79,126
Total non-current assets	338,838
Total activos	831,076
Trade and other current payables	7,063
Total current liabilities	7,063
Deferred tax liabilities	25,948
Total non-current liabilities	25,948
Total liabilities	33,011
Total Shareholders' Equity	798,065
Non-controlling interests	391,052
Net identifiable assets acquired	407,013
Goodwill	234,476
Investment Value	641,489

(6) Viña Altaïr SpA. and Viña del Mar de Casablanca S.A.

On May 31, 2017, subsidiary Viña del Mar Casablanca S.A. merged with Viña Altaïr SpA., which became the legal continuer. The transactions mentioned above had no significant effects on the results of the Company.

(7) International Spirits Investments USA LLC

On June 2017, Compañía Pisquera de Chile S.A. (CPCh), through its subsidiary International Spirits Investments USA LLC,  it incorporated in its portfolio the Peruvian brand BarSol, acquired the 40% of stock rights of Americas Distilling Investments LLC, which is the owner of the brand and productive assets in Perú.

(8) CCU Investment Limited and Inversiones Invex CCU Tres Ltda.

On October 30, 2017, subsidiary CCU Investments Limited merged with Inversiones Invex CCU Tres Ltda., which became the legal continuer. The transactions mentioned above had no effects on the results of the Company.

(9) Compañía Cervecerías Unidas Argentina S.A.

As a result of the early termination of Budweiser license, as described in Note 1 – General information, letter C), and based on the Audited Financial Statements as of and for the year ended on April 30, 2018 of the subsidiary Compañía Cervecerías Unidas Argentina S.A., on June 5, 2018, held the Ordinary and Extraordinary General Assembly of such subsidiary, agreed the distribution of dividends for a total amount of ARS 5,141,760,000 (equivalent to ThCh$ 129,858,280), according with the stock rights of their shareholders, which are domiciled in Chile, distributed to Inversiones Invex CCU Limitada the amount of ARS 4,146,778,022.40 (equivalent to ThCh$ 104,729,404 (80.65%)) and Inversiones Invex CCU Dos Limitada the amount of ARS 994,981,977.60 (equivalent to ThCh$ 25,128,876 (19.35%)). According to the above mentioned, the distribution of dividends to the Chilean shareholders, is based on the realized result to April 30, 2018 of the subsidiary Compañía Cervecerías Unidas Argentina S.A.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

(10) CCU Inversiones S.A. and Viña San Pedro Tarapacá S.A. (VSPT).

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

On January 29, 2018, the Company acquired an additional 0.18% of subsidiary CCU Inversiones S.A. for an amount of ThCh$ 49,400,000, equivalent to 934,774,763 shares, thus resulting in an 99.02% stake in this subsidiary.

(11) Viña Orgánica SPT S.A.

On July 31, 2018, subsidiary Viña Orgánica SPT S.A. merged with Viña San Pedro Tarapacá S.A., which became the legal continuer and beginning from August 1, 2018. The transactions mentioned above had no significant effects on the results of the Company.

(12) Bebidas Bolivianas BBO S.A. (BBO)

On May 7, 2014, the Company acquired 34% of the stock rights of Bebidas Bolivianas BBO S.A.(BBO) a Bolivian and a closed stock company that produces soft drinks and beers in three plants located in Santa Cruz de la Sierra and Nuestra Señora de la Paz cities.

Subsequently, on August 9, 2018, the Company acquired an additional the 17% of the shares of BBO for an amount of
US$ 8,500,000, equivalents to ThCh$ 5,457,935, thus resulting in an 51% stake in BBO (see Note 15 – Business combinations).  The Company has determinated the fair values of assets and liabilities for this business combinations as follows:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	3,942,346
Total non-current assets	22,748,015
Total Assets	26,690,361
Total current liabilities	5,393,779
Total non-current liabilities	8,854,809
Total liabilities	14,248,588

Net identifiable assets acquired	12,441,773
Non-controlling interests	(6,096,469)
Goodwill	10,376,570
Investment value	16,721,874

As a result of the previously mentioned fair values intangibles and goodwill have been generated, which are exposed in Note 17 – Intangible assets other than goodwill and Note 18 – Goodwill.

On September 20, 2018, the Company paid committed capital of US$ 1,530,029 (equivalent to ThCh$ 1,044,688) in BBO, since both partners concurred with the same capital contributions, the percentages of participation were maintained.

(13) Cervecera Guayacán SpA.

On August 31, 2018, the subsidiary Cervecería Kunstmann S.A. (CK) acquired an additional 30.0004% of the stock rights of Cervecera Guayacán SpA. for an amount of ThCh$ 361,560, equivalent to 39,232 shares and the subscription and payment

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

of ThCh$ 470,711, equivalent to 49,038 shares. As a consequence above mentioned CK has the 50.0004% stake in Cervecera Guayacán SpA. (see Note 15 – Business combinations). The Company has determinated the fair values of assets and liabilities for this business combination as follows:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	507,149
Total non-current assets	1,355,220
Total Assets	1,862,369
Total current liabilities	238,265
Total non-current liabilities	306,828
Total liabilities	545,093

Net identifiable assets	1,317,276
Non-controlling interests	(658,633)
Goodwill	456,007
Investment value	1,114,650

As a result of the previously mentioned fair values intangibles and goodwill have been generated, which are exposed in Note 17 – Intangible assets other than goodwill and Note 18 – Goodwill.

(14) CCU Inversiones III SpA.

On september 13, 2018, the subsidiary Southern Breweries S.C.S. (ex Southern Breweries Limited) incorporated the company CCU Inversiones III SpA. in Chile, whose purpose will be to make all kinds of investments, in any type of goods, foreign currency, financial instruments and commercial paper, including shares or social rights in companies incorporated in Chile or abroad, among others.

(15) Inversiones CCU Lux S.á r.l.

On November 13, 2018,  the subsidiary Inversiones CCU Lux S.á r.l. was created in Luxembourg, where the subsidiary CCU Inversiones II Ltda. made the total stock payment of Euros 12,000 (12,000 shares), equivalent to ThCh$ 9,252.

(16) CCU Inversiones II Limitada

On December 17, 2018, the Company made a capital contribution to the subsidiary CCU Inversiones II Ltda., through the shareholding contribution of the Bolivian subsidiary, Bebidas Bolivianas BBO S.A. for an amount of
US$ 40,294,696, equivalents to ThCh $ 27,659,891.

E)  Subsidiaries with direct or indirect participation of less than 50%

These Consolidated Financial Statements incorporate as a subsidiary to Distribuidora del Paraguay S.A., a company in which we have a total participation of 49.9589%.

Bebidas del Paraguay S.A. (BdP) and Distribuidora del Paraguay S.A. (DdP) are considered to be one economic group that shares their operational and financial strategy, leaded by the same management team that seeks compliance with the strategic plan defined simultaneously for both entities. Additionally BdP produces different brands owned by it. DdP is its sole and exclusive customer, which is responsible for the distribution and marketing of BdP’s products. The administrative and commercial integration added to its operational and financial dependence of DdP explain the reason why BdP proceeds to present this entity as a subsidiary of CCU.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

F) Below we briefly describe the companies that qualify as joint operations:

(a) Promarca S.A.

Promarca S.A. is a closed stock company whose main activity is the acquisition, development and administration of trademarks and their corresponding licensing to their operators.

On December 31, 2018, Promarca S.A. recorded a profit of ThCh$ 4,581,922 (ThCh$ 4,524,117 in 2017 and ThCh$ 4,812,696 in 2016), which in accordance with the Company’s policies is 100% distributable.

At the Extraordinary Shareholders’ Meetings of Promarca S.A. held on June 2016, the shareholders agreed to increase paid-in capital (jointly the "Capital Increase"). The Capital Increase was subscribed in equal parts by subsidiary New Ecusa S.A. and Watt’s Dos S.A., the only shareholders, who maintained their current 50% interest, through a contribution of ThCh$ 8,199,240 and 100% of the shares of Promarca Internacional SpA (whose line of business is the exploitation and development of the Watt’s brands in Argentina, Paraguay, Uruguay and Bolivia). As of June 2016, Promarca Internacional SpA. became a wholly owned subsidiary of Promarca S.A. During June 30, 2016, the fair values of the assets and liabilities of Promarca Internacional SpA. were determined, as follows:

Assets and Liabilities	Fair Value
ThCh$
Intangible assets other than goodwill	11,229,149
Total non-current assets	11,229,149
Total Assets	11,229,149
Deferred tax liabilities	3,029,909
Total current liabilities	3,029,909

Net identifiable assets acquired	8,199,240
Amount paid	8,199,240

As a result of the previously mentioned fair values and in accordance with rights of Promarca S.A. in the joint venture, intangibles have been generated in the amount of ThCh$ 5,614,575, which are described in Note 17 – Intangible assets other than goodwill.

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

On January 7, 2016, CPCh sold its 49% interest to Agroproductos Bauzá S.A. (Agroproductos Bauzá). See Note 14- Non-current assets of disposal groups classified as held for sale.

(c) Bebidas CCU-Pepsico SpA. (BCP)

The line of business of this company is manufacture, produce, process, transform, transport, import, export, purchase, sell and in general market all types of concentrates.

On December 31, 2018, BCP recorded a profit of ThCh$ 1,137,233 (ThCh$  1,078,916 in 2017 and ThCh$  1,066,005 in 2016), which in accordance with the Company’s policies is 100% distributable.

(d) Bebidas Carozzi CCU SpA. (BCCCU)

The purpose of this company is the production, marketing and distribution of instant powder drinks in the national territory.

On December 31, 2018, BCCCU recorded a profit of ThCh$ 1,263,169 (ThCh$ 2,278,345 in 2017 and ThCh$ 797,268  in 2016), which in accordance with the Company’s policies is 100% distributable.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

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

Note 2 Summary of significant accounting policies

 Significant accounting policies adopted for the preparation of these consolidated financial statements are described below:

2.1         Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB), which have been applied consistently in the years presented. Except for the standards included in Note 4 - Accounting Changes, which explains the treatment that was applied for each of them.

The consolidated financial statements have been prepared on a historical basis, as modified by the subsequent valuation of financial assets and financial liabilities (including derivative instruments) at fair value.

The preparation of the Consolidated Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires that management uses its professional judgment in the process of applying the Company’s accounting policies. See Note 3 - Estimates and application of professional judgment for disclosure of significant accounting estimates and judgments.

All IFRS standards, amendments and enhancements whose adoption was required by January 1, 2018, have been adopted by the Company, without significant impacts on the financial statements as of December 31, 2018, including what is mentioned in Note 4 – Accounting changes for IFRS 9 and IFRS 15.

At the date of issuance of these consolidated financial statements the following Standards, Amendments, Improvements and Interpretations to existing IFRS standards have been published to existing standards that have not taken effect and that the Company has not adopted in advance.

These standards are required to be applied by the following dates:

Next Standard Improvements and Amendments		Mandatory for years beginning in:
Amendments to IAS 12	Income taxes.	January, 1, 2019
Amendments to IAS 19	Employees benefits.	January, 1, 2019
Amendments to IAS 23	Borrowing costs.	January, 1, 2019
Amendments to IAS 28	Investment in Associates and Joint Ventures.	January, 1, 2019
Amendments to IAS 1 and IAS 8	Presentation of Financial Statements and Accounting Policies, Changes in Accounting Estimates and Errors.	January, 1, 2020
Amendments to IFRS 3	Business combination.	January, 1, 2019
Amendments to IFRS 9	Financial Instruments.	January, 1, 2019
Amendments to IFRS 11	Joint arrangements.	January, 1, 2019
Amendments to IFRS 3	Definition of a Business.	January, 1, 2020
IFRS 16	Leases.	January, 1, 2019
IFRS 17	Insurance Contracts.	January, 1, 2021
IFRIC 23	Uncertainty over Income Tax Treatments.	January, 1, 2019

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The Company estimates the adoption of these new Standards, Improvements, Amendments and Interpretations mentioned in the table above will not have a material impact on the Consolidated Financial Statements upon initial application, except by the application of IFRS 16, Standards for which the Company has performed the following analysis:

Nature of the change:

-

The Company at the date of issuance of these Consolidated Financial Statements have not apply of standard IFRS 16, this standard will apply the annual period since January 1, 2019, date from its mandatory adoption.

-

This standard requires that the lease contracts currently classified as operational, with maturities greater than 12 months, have an accounting treatment similar to financial leases. In general terms, this means that an asset must be recognized for the right-to-use the assets subject to operational lease contracts and a liability, equivalent to the present value of the payments associated with the contract. As for the effects on the result, the monthly lease payments will be replaced by the depreciation of the asset and the recognition of a financial expense. If the case of the lease modifications such as lease value, term, index of readjustment, associated interest rate, etc., the lessee will recognize the amount of the new measurement of the lease liability as an adjustment to the asset for the right-to-use.

-	The only exceptions are short-term and low-value leases in accordance with the IFRS 16.

Evaluation methodology:

-	The Company has carried out a survey of lease agreements in accordance with the guidelines provided by IFRS 16.

-

The information has been standardized according to the main characteristics of each contract, such as: description, contract payment flows, start and end date of the contract, term, renewal method, currency, readjustability index, among others.

-

The current value of the obligations has been determined based on the payment flow of each of the contracts, discounting these at the implicit rate associated with them and in the case of not having it, at the average indebtedness rate that the Company would obtain by requesting financing from banking institutions of each economic environment in which the Company operates.

Impacts:

For lease commitments whose analysis is within the scope of IFRS 16, the Company estimates to recognize assets for right of use and an lease liability for an amount of approximately ThCh$ 22,627,871 as of January 1, 2019.

Adoption of IFRS16

The Company will apply the simplified transition approach and will not restate the comparative amounts for the year 2018.

2.2         Basis of consolidation

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Joint operations

As explained in Note 1- General information, for the joint arrangements that qualify as joint operations, the Company recognizes its share of the assets, liabilities and income in respect to its interest in the joint operations in accordance with IFRS 11.

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

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by CCU. These segments reflect separate operating results which are regularly reviewed by chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 6 - Financial information as per operating segment).

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

Corporate revenues and expenses are presented separately within the other.

2.4         Foreign currency and sdjustment units

Presentation and functional currency

The Company uses the Chilean peso (Ch$ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the Argentinian, Uruguayan and Paraguayan subsidiaries is the Argentine Peso, Uruguayan Peso, Paraguayan Guarani and Bolivian, respectively. The functional currency of the joint venture in Colombia is the Colombian Peso.

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

For consolidation purposes, the assets and liabilities of the subsidiaries whose functional currency is different from the Chilean peso and not operating in countries whose economy is considered hyperinflationary, are translated into Chilean pesos using the exchange rates prevailing at the date of the Consolidated Financial Statements while exchange differences originated by the conversion of assets and liabilities, are recorded under Reserve of exchange differences on translation within Other equity reserves. Incomes, costs and expenses are translated at the average monthly exchange rate for the respective fiscal years. These exchange rates have not suffered significant fluctuations during these months.

The results and financial situation in CCU Group's entities, which have a functional currency different from the presentation currency, being their functional currency the currency of a hyperinflationary economy (as the case of subsidiaries in Argentina as from 1 July 2018 as described in Note 4 – Accounting changes), are converted into the presentation currency as established in IAS 21 and IAS 29. The comparative figures, as the Group's presentation currency is the currency of a non-hyperinflationary economy, are not changed with respect to those that were presented as current amounts of year in question, within the Financial Statements of the preceding period, that is, these amounts are not adjusted for subsequent changes that have occurred in the price level or exchange rates.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The exchange rates of the primary foreign currencies, adjustment units and index used in the preparation of the consolidated financial statements are detailed as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of December 31, 2018	As of December 31, 2017	As of December 31, 2016
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	694.77	614.75	669.47
Euro	EUR	794.75	739.15	705.60
Argentine Peso	ARS	18.43	32.96	42.13
Uruguayan Peso	UYU	21.44	21.34	22.82
Canadian Dollar	CAD	509.62	491.05	498.38
Sterling Pound	GBP	882.36	832.09	826.10
Paraguayan Guarani	PYG	0.12	0.11	0.12
Bolivians	BOB	101.28	89.61	97.59
Colombian Peso	COP	0.21	0.21	0.22
Adjustment units
Unidad de fomento (*)	UF	27,565.79	26,798.14	26,347.98
Unidad de indexada (**)	UI	86.19	79.62	80.15

(*) The Unidad de Fomento (UF) is a Chilean inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

(**) The Unidad Indexada (UI) is a Uruguay inflation-indexed, Uruguayan peso-denominated monetary unit. The UI rate is set daily in advance based on changes in the previous month´s inflation rate.

Index used in hyperinflationary economies	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016

Argentina Consumer Price Index	183.13	124.80	100.00
Index percentage variation of Argentina Consumer Price Index	47.5%	24.8%	-

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

2.7         Financial instruments

IFRS 9 – Financial instruments, replaces the IAS 39 – Financial instruments, for the annual periods beginning on January 1, 2018 and which brings together three aspects of accounting and which are: classification and measurement; impairment and hedge accounting.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

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

Estimated losses from bad debts is measured in an amount equal to the "expectations of credit losses", using the simplified approach established in IFRS 9 and in order to determine whether or not there is impairment from portfolio, a risk analysis is carried out according to the historical experience (three years) on the uncollectability, which is adjusted according to macroeconomic variables, in order to obtain sufficient prospective information for the estimation and considering other factors of aging until reaching 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis. Additionally, the company maintains credit insurance for individually significant accounts receivable. Impairment losses are recorded in the Consolidated Statemet of Income in the period incurred.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

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

In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the derivative instrument used in the hedging is highly transaction effective to offset changes in inception  cash flows of the hedged item. A hedge is considered effective when changes in the cash flows of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flows of the hedging instrument with effectiveness between 80% to 125%. See Note 4 - Accounting changes.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

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

2.11       Other non-financial assets

Other non-financial assets mainly includes prepayments associated with advertising related to contracts regarding the making of commercials which are work in progress and have not yet been shown (current and non-current), payments to insurances and advances to suppliers in relation with certain purchases of property, plant and equipment. Additionally paid guarantees related with leases and materials to be consumed related to industrial safety implements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

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

When the carrying amount of a property, plant and equipment item exceeds its recoverable value, it is immediately written down to its recoverable amount (See Note 2 - Summary of significant accounting policies 2.17).

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

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

2.15       Intangible assets other than goodwill

Commercial trademarks

The Company’s commercial trademarks are intangible assets with indefinite useful lives that are presented at historical cost, less any impairment loss. The Company believes that through investing in marketing, trademarks maintain their value, consequently they are considered as having indefinite useful lives and they are not amortizable. These assets are tested for impairment on a yearly basis, or when existing factors indicate a likely loss of value (See Note 2 - Summary of significant accounting policies 2.17).

Software program

Software program licenses are capitalized at the value of the costs incurred in their acquisition and in preparing the software for use. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of software programs are recognized as an expense in the year in which they are incurred.

Water rights

Water rights acquired by the Company correspond to the right to use existing water from natural sources, and are recorded at their attributed cost as of the date of transition to IFRS. Since such rights are perpetual they are not amortizable, however they are tested for impairment annually, or when factors exist that indicate a likely loss of value (See Note 2 - Summary of significant accounting policies 2.17).

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

For the purposes of impairment tests, goodwill is assigned Cash Generating Units (CGU) that is expected to benefit from the synergies of a business combination. Each unit or group of units (CGU - See Note 18 - Goodwill) represents the lowest level inside the Company at which goodwill is monitored for internal administration purposes, which is not larger than a business segment. The cash generating units to which the goodwill is assigned are tested for impairment annually or with a higher frequency, when there are signs indicating that a cash generating unit could experience impairment or some of the significant market conditions have changed.

Goodwill in the acquisition of joint ventures is assessed for impairment as part of the investment, provided that there are indications that the investment may be impaired.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

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

The concepts used by the Company to establish provisions charged against income correspond mainly to civil, labor and taxation proceedings that could affect the Company (See Note 23 - Other provisions).

2.22       Revenue recognition

Revenue is recognized when it is likely that economic benefits will flow to the Company and these can be reliably measured. Income is measured at the fair value of the economic benefits received or to be received, and is presented net of valued added tax, specific taxes, returns, discounts and rebates.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Goods sold are recognized after the Company has transferred to the buyer all the risks and benefits inherent to ownership of the goods, and it do not have the right to dispose of them. In general, this means that sales are recorded when the risks and benefits of ownership are transferred to the customer, pursuant to the terms agreed in the commercial agreements and once the performance obligation is satisfied.

In relation to IFRS 15, the Company has applied the criteria established in this standard for these Consolidated Financial Statements, as indicated in Note 4 - Accounting changes, letter a).

Sale of products in the domestic market

The Company obtains its revenues, both in Chile and Argentina, mainly from the sales of beers, soft drinks, mineral waters, purified water, nectars, wines, cider and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains, and none of which act as commercial agents of the Company. Such revenues in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

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

The revenue recognition related to exports are recorded net of specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

2.25       Other incomes by function

Other incomes by function mainly include incomes from sale of fixed assets and other assets, recovery of claims, leases and payments related to advance term license.

2.26       Other expenses by function

Other expenses by function mainly include advertising and promotion expenses, depreciation of assets sold, selling expenses, marketing costs (sets, signs, neon signs at customer facilities) and marketing and sales staff remuneration and compensation.

2.27        Distribution expenses

Distribution costs include all the necessary costs to deliver products to customers.

2.28       Administrative expenses

Administrative expenses include support unit staff remuneration and compensation, depreciation of offices, equipment, facilities and furniture used for these functions, non-current asset amortization and other general and administrative expenses.

2.29       Environment liabilities

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

The primary estimates and professional judgments relate to the following concepts:

•	The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.16) and Note 18- Goodwill).
•

The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.17) and Note 17 – Intangible assets other than goodwill).

•	The assumptions used in the current calculation of liabilities and obligations to employees (Note 2 - Summary of significant accounting policies (2.20) and Note 25 – Employee benefits).
•	Useful lives of property, plant and equipment (Note 2 - Summary of significant accounting policies (2.12) and Note 19 – Property, plant and equipment) and intangibles (Note 2 - Summary of significant accounting policies (2.15) and Note 17 - Intangible assets other than goodwill).
•	The assumptions used for calculating the fair of value financial instruments (Note 2 - Summary of significant accounting policies (2.7) and Note 7 – Financial instruments).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

•	The likelihood of occurrence and amounts estimated in an uncertain or contingent manner (Note 2 - Summary of significant accounting policies (2.21) andNote 23 – Other provisions).
•	The valuation of current Biological assets (Note 2 - Summary of significant accounting policies (2.10) andNote 13 – Biological assets).

Such estimates are based on the best available information of the events analyzed to date in these consolidated financial statements.

However, it is possible that events that may occur in the future may result in adjustments to such estimates, which would be recorded prospectively.

Note 4 Accounting changes

a)   The accounting policies described in the Consolidated Financial Statements as of December 31, 2018 reflect the modifications made by IFRS 15 and IFRS 9 which went into effect as of January 1, 2018. The following is an explanation of the initial impact of the application of these rules:

-  In relation with IFRS 9, the Company has made an evaluation of its impacts which included the determination of gaps between criteria of classification and measurement of financial instruments with respect to the criteria currently used and the determination of the impact of moving to a model of expected credit losses to determine the impairment of its financial assets.

Based on the evaluation, we have determined that there are no significant changes impacting the classification and measurement of the Company’s financial assets as a result of the application of IFRS 9. We haven’t identified significant impacts on accounting policies for financial liabilities, since the new requirements only impacts accounting for liabilities, other than derivative financial instruments, which are designated at fair value through profit or loss, on which the Company, as of January 1, 2018, does not have, nor has there been debt renegotiations that could be affected by the new clarifications about the accounting treatment regarding modification of liabilities; however for derivative financial instruments that are recognized at fair value through profit or loss the effect as of January 1, 2018, the Company has determined an increase of ThCh$ 1,307, net of deferred taxes, which was recorded under Retained earnings in Equity as of January 1, 2018.

In relation to the new impairment model, the standard requires the recognition of impairment losses based on expected credit losses (ECL), instead of only incurred credit losses as indicated in IAS 39. Based on the evaluations performed on the portfolio of Trade receivables as of January 1, 2018, the Company determined a decrease of ThCh$ 128,029, net of deferred taxes, which was recorded under Retained earning in Equity as of January 1, 2018 and additionally modified, as of said date, the respective accounting policy.

The Company has adopted to continue using the IFRS 9’s exception that allows continuing the record of hedge accounting according to IAS 39.

The date of adoption of this new standard is mandatory as of January 1, 2018. The Company applied this rule prospectively, using the practical resources allowed by the standard and given that the effects are not significant the comparative balances for the year 2017 will not be restated.

As of January 1, 2018, financial assets and liabilities are classified as fair value with changes in profit or loss, measured at amortized cost and at fair value in other comprehensive income, without affecting the classification maintained by the Company.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

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

The Company adopted IFRS 15 based on the modified retrospective approach. These was no impact of adoption and no adjustment to the opening balance of retained earnings was made.

b)   Financial reporting in hyperinflationary economies

Inflation in Argentina has shown significant increases since the beginning of 2018. The cumulative inflation rate of three years, calculated using different combinations of consumer price indices, has exceeded 100% for several months, and it’s still increasing. The cumulative three-year inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018.

According to aforementioned, IAS 29 must be applied by all entities whose functional currency is the Argentine peso for the accounting periods ended after July 1, 2018, as if the economy had always been hyperinflationary. In this regard, IAS 29 requires that the Financial Statements of an entity whose functional currency is the currency of a hyperinflationary country be restated in terms of the current purchasing power at the end of the reporting period. The above mentioned implies that the restatement of non-monetary items must be made from their date of origin, last restatement, valuation or another particular date in some very specific cases and considering that the Financial Statements are prepared under the historical cost criteria.

The adjustment factor used in each case is obtained based on the combined index of the National Consumer Price Index (IPC), with the Wholesale Price Index (IPIM), published by the National Institute of Statistics and Census of the Argentine Republic (INDEC), according to the series prepared and published by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE).

For consolidation purposes, for subsidiaries whose functional currency is the Argentine peso, paragraph 43 of IAS 21 has been considered, which requires that the Financial Statements of a subsidiary that has a functional currency of a hyperinflationary economy to be restated in accordance with IAS 29, before being converted so that they are included in the Consolidated Financial Statements. The comparative amounts presented previously (2017 for the purposes of the Consolidated Statement of Financial Position and years 2017 and 2016 for the Consolidated Statement of Incomes by Function, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows) in Chilean pesos) have not been restated.

Re-expression due to hyperinflation will be recorded until the period in which the economy of the entity ceases to be considered as a hyperinflationary economy; at that time, adjustments made for hyperinflation will be part of the cost of non-monetary assets and liabilities.

The comparative amounts in the Company’s Financial Statements are presented in a stable currency and they are not adjusted by inflationary changes.

The application by first time of IAS 29 gave rise to a positive adjustment of ThCh$ 92,241,004, net of taxes, which have been charged to the "Reserve of exchange differences on translation" account (Other comprehensive income). On the other hand, during fiscal year 2018, the application of this standard generated a gain in net monetary position of ThCh$ 2,312,604 (before tax), which is recognized in the Consolidated Statement of Incomes under "Result as per adjustment units". Additionally, since the Argentine economy was declared as hyperinflationary, a loss of ThCh$ 6,086,727 was recorded in results for the year, generated by the inflation adjustment and translation at the year-end exchange rate as of December 31, 2018.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The most significant effects on the non-monetary items restated, after rating the Argentine economy in a situation of hyperinflation are the following:

ThCh$
Current assets	1,905,102
Non-current assets	118,989,487
Current liabilities	-
Non-current liabilities	(27,149,456)
Total Shareholders' Equity	93,745,133
Non-controlling interests	(1,504,129)
Equity attributable to equity holders of the parent	92,241,004

c)   During the year ended on December 31, 2018, there have been no other significant changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these consolidated financial statements.

Note 5  Risk Administration

Risk Management

In companies where CCU has a controlling interest, the Company’s Administration and Finance Management provides a centralized service for the group’s companies to obtain financing and administration of exchange rates, interest rates, liquidity, inflation, raw materials and credit risks. Such activity operates in accordance with a framework of policies and procedures which is regularly reviewed to ensure it fulfils the purpose of managing the risks by business needs.

In companies with a non-controlling interest (VSPT, CPCH, Aguas CCU-Nestlé S.A., Bebidas del Paraguay S.A., Cervecería Kunstmann S.A. and Bebidas Bolivianas BBO S.A.) the responsibility for this service lies with the respective Board of Directors and respective Administration and Finance Management Area. When applicable, the Board of Directors and Directors Committee has the final responsibility for establishing and reviewing the risk administration structure, as well as for the reviewing significant changes made to risk management policies.

In accordance with financial risk policies, the Company uses derivate instruments only for the purpose of hedging exposure to interest rate and Exchange rate risks arising from the Company’s operations and its sources of financing. The Company does not acquire derivate instruments for speculative or investment purposes. Nevertheless, some derivatives are not treated as hedges for accounting purpose because they do not qualify as such. Transactions with derivate instruments are exclusively carried out by Administration and Finance staff and Internal Audit Management regularly reviews the control environment of this function. Relationships with credit rating agencies and monitoring of financial restrictions (covenants) are also managed by Administration and Finance.

The Company’s main risk exposure is related to exchange rates, interest rates, inflation and raw materials price (commodities), taxes, trade accounts receivable and liquidity. Several types of financial instruments are used to manage the risk originated by these exposures.

For each of the following points, where applicable, the sensitivity analyses developed are merely for illustration purposes, since in practice the sensitized variables rarely change without affecting each other and without affecting other factors that were considered as constant and which also affect the Company’s financial position and results.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports sales, c) the purchase of raw materials, products and capital investments in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in foreign countries. The Company’s greatest exchange rate exposure is to the variation on the Chilean peso as compared to the US Dollar, Euro, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso.

As of December 31, 2018, the Company maintained foreign currency obligations amounting to ThCh$ 88,218,862 (ThCh$ 69,160,367 in 2017), mostly denominated in US Dollars. Foreign currency obligations (ThCh$ 25,403,961 as of December 31, 2018 and ThCh$ 10,945,398 as of December 31, 2017) represent a 9% (6% in 2017) of total other financial liabilities. The remaining 91% (94% in 2017) is mainly denominated in Unidades de Fomento (inflation-indexed Chilean monetary unit – see inflation risk section). In addition, the Company has assets in foreign currency in the amount of ThCh$ 234,306,916 (ThCh$ 140,345,944 in 2017) that mainly correspond to net investments of subsidiaries in foreign countries and export accounts receivable.

Regarding the operations of foreign subsidiaries, the net liability exposure in US Dollars and other currencies amounts to ThCh$ 7,871,677 (net liability ThCh$ 7,894,180 as of December 31, 2017).

To protect the value of the net foreign currency assets and liabilities position of its Chilean operations, the Company enters into derivate contracts (currency forwards) to ease any variation in the Chilean peso as compared to other currencies.

As of December 31, 2018, the net exposure of the Company in Chile in foreign currencies, after the use of derivate instruments, is assets in the amount of ThCh$ 1,364,230 (liability in the amount of ThCh$ 1,026,554 as of December 31, 2017).

As of December 31, 2018, of the Company’s total sales, both in Chile and abroad, 7% (7% in 2017 and 8% in 2016) corresponds to export sales in foreign currencies, mainly US Dollars and Euros and approximately 61% (62% in 2017 and 63% 2016) of total direct costs correspond to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the possible variations in the expected cash flows from such transactions.

The Company is also exposed to fluctuations in exchange rates relating to the conversion from Argentine Peso, Uruguayan Peso, Paraguayan Guaraní, Bolivian Peso and Colombian Peso to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina, Uruguay, Paraguay and Bolivia, associated in Perú and join venture in Colombia. The Company does not hedge the risks associated to the conversion of its subsidiaries, whose effects are recorded in equity.

As of December 31, 2018, the net investment in foreign subsidiaries, associates and joint ventures amounts to ThCh$ 247,679,930, ThCh$ 958,474 and ThCh$ 121,448,016, respectively (ThCh$ 133,134,842, ThCh$ 7,406,020 and ThCh$ 71,070,399 as of December 31, 2017).

Exchange rate sensitivity analysis

The effect of foreign currency translation differences recognized in the Consolidated Statement of Income for the year ended as of December 31, 2018, related to assets and liabilities denominated in foreign currency, was a gain of ThCh$ 3,299,657 (loss of ThCh$ 2,563,019 in 2017 and a gain of ThCh$ 456,995 in 2016). Considering exposure as of December 31, 2018 and assuming a 10% increase in the exchange rate, and keeping constant all other variables such as interest rates constant, it is estimated that the effect on the Company’s net income would be a net income after taxes of ThCh$ 99,589 (a loss of ThCh$ 76,478 in 2017 and gain of ThCh$ 289,448 in 2016) associated of the owners of the controller.

Considering that approximately 7% of the Company’s sales revenue comes from export sales carried out in Chile (7% in 2017 and 8% in 2016), in currencies other than Chilean Peso, and that approximately 61% (62% in 2017 and  63% in 2016) of the Company’s direct costs are in or indexed to the US Dollar and assuming that the functional currencies will appreciate (depreciate) by 10% in respect to the US Dollar, and keeping all other variables constant, the hypothetical effect on the

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Company’s income would be a loss after taxes of ThCh$ 22,116,350 (ThCh$ 18,772,323 in 2017 and ThCh$ 13,908,457 in 2016).

The Company can also be affected by changes in the Exchange rate of the countries where its foreign subsidiaries operate, since income is converted to Chilean Pesos at the average Exchange rate of each month. The operating income of foreign subsidiaries as of December 31, 2018 was net income of ThCh$ 56,533,194 (ThCh$ 46,395,490 in 2017 and ThCh$ 23,057,091 in 2016). Therefore, a depreciation (appreciation) of 10% in the exchange rate of the Argentine Peso, the Uruguayan Peso, the Paraguayan Guarani and the Bolivian peso against the Chilean Peso, would result in a loss (income) before taxes of ThCh$ 5,653,319 (ThCh$ 4,639,549 in 2017 and ThCh$ 2,305,709 in 2016).

The net investment in foreign subsidiaries, associates and joint ventures as of December 31, 2018, amounted to ThCh$ 247,679,930, ThCh$ 958,474 and ThCh$ 121,448,016, respectively (ThCh$ 133,134,842, ThCh$ 7,406,020 and ThCh$ 71,070,399 in 2017). Assuming a 10% increase or decrease in the Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso against the Chilean Peso, and maintaining all other variables constant, the increase (decrease) would hypothetically result in Net income (loss) of ThCh$ 37,008,642 (ThCh$ 21,161,126 in 2017 and ThCh$ 17,869,963 in 2016) recorded as a credit (charge) to equity.

The Company does not hedge risks associated to currency conversion of the financial statements of its subsidiaries that have a different functional currency, whose effects are recorded in equity.

Interest rate risk

Interest rate risk mainly originates from the Company’s financing sources. The main exposure is related variable interest rate obligations indexed to the London Inter Bank Offer Rate (“LIBOR”) and the Buenos Aires Deposits of Large Amounts Rate (“BADLAR”)

As of December 31, 2018, the Company had a total ThCh$ 8,576,258 in variable interest debt (ThCh$ 6,560,842 in 2017). Consequently, as of December 31, 2018, the company’s financing structure is made up of (without considering the effects of cross currency swaps approximately 3% (3% in 2017) debt with variable interest rate, and 97% (97% in 2017) in debt with fixed interest rates.

To manage interest rate risk, the Company has a policy which seeks to reduce the volatility of its finance cost, and maintain and ideal percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term, as well as derivate instruments such as cross currency interest rate swaps and cross interest rate swaps.

As of December 31, 2018, after considering the effect of interest rates and currency swaps, approximately 99.8% (99% in 2017) of the Company’s debt is at fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2018, including Exchange rates, interest rates, maturities and effective interest rates, are detailed in Note 21 – Other financial liabilities.

Interest rate sensitivity analysis

The total financial cost recognized in the Consolidated Statement of Income for the twelve months ended as of December 31, 2018, related to short and long-term debt amounted to ThCh$ 23,560,662 (ThCh$ 24,166,313 in 2017 and ThCh$ 20,307,238 in 2016). Assuming a reasonably possible increase of 100 bps in variable interest rates and maintaining all other variables constant, the increase would hypothetically result in a loss before taxes of ThCh$ 5,059 (ThCh$ 17,176 in 2017 and ThCh$ 34,228 in 2016).

Inflation risk

The Company maintains a series of agreements indexed to Unidades de Fomento (UF) with third parties, as well as UF indexed financial debt which means the Company is exposed to fluctuations in the UF, generating an increase in the value of those agreements and liabilities if the UF increases due to inflation. This risk is partially mitigated by the Company’s policy of keeping net sales per unit in UF constant as long as the market conditions allow it, and taking cross currency swaps if the if the market conditions are favorable to the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Inflation in Argentina has shown significant increases since the beginning of 2018. The cumulative inflation rate of three years, calculated using different combinations of consumer price indices, has exceeded 100% for several months, and it’s still increasing. The cumulative three-year inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018.

Inflation sensitivity analysis

Income from indexation units recognized in the Consolidated Statement of Income for the twelve-months ended as of December 31, 2018, related to UF indexed short and long-term debt, is a gain of ThCh$ 742,041 (a loss of ThCh$ 110,539 in 2017 and a loss of ThCh$ 2,246,846 in 2016). Assuming a reasonably possible 3% increase (decrease) in the Unidad de Fomento and keeping all other variables such as interest rates constant, the aforementioned increase (decrease) would hypothetically result in a loss (income) of ThCh$ 3,380,752 (ThCh$ 1,419,965 in 2017 and ThCh$ 3,062,661 in 2016) in the Consolidated Statement of Income.

Raw material Price risk

The main exposure to raw materials Price variation is related to barley, malt, and cans used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Barley, malt and cans

In Chile, the Company obtains its malt supply from both local producers and the international market. Long-term supply agreements are entered into with local producers where the barley price is set annually according to market prices, which are used to determine the price of malt according to the agreements. The purchase commitments made expose the Company to raw materials price fluctuation risk. During 2018, the Company in Chile did not acquire barley (0 tons in 2017) and 73,498 tons of malts (68,000 tons in 2017). CCU Argentina acquires malt mainly from local producers. These raw materials represent approximately 5% (6% in 2017 and 7% in 2016) of the direct cost of the Chile Operating segment.

As of December 31, 2018, in the Chile Operation segment, the cost of cans represented approximately 12% of direct costs (12% in 2017 and 15% in 2016). In the International Business Operating segment, the cost of cans represented approximately 38% of direct raw materials costs as of December 31, 2018 (33% in 2017 and 34% in 2016).

Concentrates, Sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrated, which are mainly acquired from licenses, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks involving these raw materials, which jointly represent approximately 27% (29% in 2017 and 30% in 2016) of the direct cost of the Chile Operating segment. The Company does not engage in hedging raw materials purchases.

Grapes and wine

The main raw materials used by subsidiary Viña San Pedro Tarapacá S.A. for wine production are grapes harvested from its own vineyards and grapes and wine acquires from third parties through long-term and spot contracts. In the last 12 months, approximately 26% (22% in 2017) of VSPT’s total wine supply came from its own vineyards. Regarding our export market, and considering our focus on this market, approximately 41% (34% in 2017) of our wine supply for export came from our own vineyards.

The remaining 74% (78% in 2017) supply was purchased from third parties through long-term and spot contracts. In the last 12 months, the subsidiary VSPT acquired 63% (69% in 2017) of the necessary grapes and wine from third parties through spot contracts. Additionally, the long-term transactions were 11% (9% in 2017) of the total supply.

We should consider that as of December 31, 2018, wine represents 64% (61% in 2017 and 56% in 2016) of the total direct cost of the Wine Operating segment, and supplies purchased from third parties represented 38% (42% in 2017).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Raw material Price sensitivity analysis

Total direct costs in the Consolidated Statement of Income for the twelve months ended as of December 31, 2018, amounted to ThCh$ 650,386,343 (ThCh$ 586,223,676 in 2017 and ThCh$ 540,692,964 in 2016). Assuming a reasonably possible 8% increase (decrease) in the direct cost of each Operating segment and keeping all other variables such as exchange rates constant, the aforesaid increase (decrease) would hypothetically result into a loss (income) before taxes of ThCh$ 30,150,723 (ThCh$ 28,604,884 in 2017 and ThCh$ 28,075,829 in 2016) for the Chile Operating segment, ThCh$ 13,545,233 (ThCh$ 10,404,929 in 2017 and ThCh$ 8,089,082 in 2016) for the International Business Operating segment and ThCh$ 8,734,204 (ThCh$ 8,215,317 in 2017 and ThCh$ 7,222,786 in 2016) for the Wine operating segment.

Credit risk

The credit risk which the Company is exposed to originates from: a) trade accounts receivable from retail customers, whole sale distributors and supermarket chains in the domestic market; b) accounts receivable from exports; and c) financial instruments maintained with Banks and financial institutions, such as demand deposits, mutual fund investments, instrument acquired under resale commitments and derivatives.

Domestic market

The credit risk related to trade accounts receivable from domestic markets is managed by the Credit and Collections Management Department, and is monitored by the Credit Committee of each business unit. The domestic market mainly refers to accounts receivables in Chile and represents 63% of total trade accounts receivable (66% in 2017 and 55% in 2016). The Company has a wide base of customers that are subject to the policies, procedures and controls established by the Company. Credit limits are established for all customers on the basis of an internal rating and their payment behavior. Outstanding trade accounts receivable are regularly monitored. In addition, the Company purchases credit insurance that covers 90% of individually significant accounts receivable balances, coverage that as of December 31, 2018, is equivalent to 84% (88% in 2017) of total accounts receivable.

Overdue, but not impaired, trade accounts receivables represent customers that are less than 22 days overdue (30 in 2017).

As of December 31, 2018, the Company has approximately 1,294 customers (1,205 customers in 2017) with more than Ch$ 10 million in debt each, which altogether represent approximately 86% (85% in 2017) of total trade accounts receivable. There are 261 customers (240 customers in 2017) with balances in excess of Ch$ 50 million each, representing approximately 75% (74% in 2017) of the total accounts receivable. The 90% (94% in 2017) of those accounts receivable are covered by credit insurance.

The Company sells its products through retail customers, wholesale distributors and supermarket chains, with a credit worthiness of 99% (99% in 2017).

As of December 31, 2018, the Company has no significant guarantees from its customers.

The Company believes that no additional credit risk provisions other than the individual and collective provisions determined as of December 31, 2018, that amount to ThCh$ 6,059,201 (ThCh$ 4,154,752 in 2017) are needed since a large percentage of these are covered by insurance.

Exports market

The credit risk related to accounts receivable from exports is managed by the Head of Credit and Collections at VSPT and is monitored by VSPT Administration and Finance Management. VSPT’s export trade accounts receivable represent 12% of total trade accounts receivable (12% in 2017). VSPT has a wide base of customers, in more than eighty countries, which are subject to the policies, procedures and controls established by VSPT. In addition, VSPT acquires credit insurance to cover 99.5% (99.7% in 2017) of individually significant accounts receivable; and as of December 31, 2018 more than 90% (90% in 2017) of total accounts receivable are covered. Pending payments of trade accounts receivable are regularly monitored. Apart from the credit insurance, having diversified sales in different countries decreases the credit risk.

As of December 31, 2018, there were 58 customers (63 customers in 2017) with more than ThCh$ 65,000 of debt each, which represent 92% (91% in 2017) of VSPT´s total export market accounts receivable.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

With regards to VSPT’s export customers, overdue, but no impaired, trade accounts receivables are customers that are less than 28 days overdue (20 days average in 2017).

The Company believes that no credit risk provisions are necessary other than the individual and collective provisions determined as of December 31, 2018. See analysis of accounts receivable aging and losses due to impairment of accounts receivables (Note 10 – Trade and other receivables).

Financial investments and derivatives

Financial investments correspond to time deposits, which are financial instruments acquired with repurchase agreements at fixed interest rate, maturing in less than three months placed in financial institutions in Chile, so there are not exposed to significant market risk. Derivatives are measured at fair value and traded only in the Chilean market. As of 2018, the amendment to IFRS 9, which requires changes to the valuation of derivative financial instruments considering the counterparty risk (CVA and DVA), is applied.

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

Based on current operating performance and its liquidity position, the Company estimates that cash flows from operation activities and available cash will be sufficient to finance working capital, capital investments, interest payments, dividend payment and debt payment requirement for the next 12-months period and in the foreseeable future.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The Company’s financial liabilities expiring as of December 31, 2018 and 2017, based on non-discounted contractual cash flows are summarized as follows:

As of December 31, 2018	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivatives
Bank borrowings	113,360,982	4,171,430	38,017,422	20,574,967	59,839,650	3,381,796	125,985,265
Bond payable	139,362,478	2,349,873	4,855,854	18,896,434	18,053,262	167,691,118	211,846,541
Financial leases obligations	17,912,134	241,724	725,183	1,911,683	1,909,956	23,078,634	27,867,180
Deposits for return of bottles and containers	13,967,995	-	13,967,995	-	-	-	13,967,995
Sub-Total	284,603,589	6,763,027	57,566,454	41,383,084	79,802,868	194,151,548	379,666,981
Derivative financial liabilities
Derivative financial instruments	4,997,124	4,997,124	-	-	-	-	4,997,124
Derivative hedge liabilities	1,351,530	639,032	620,516	424,299	-	-	1,683,847
Sub-Total	6,348,654	5,636,156	620,516	424,299	-	-	6,680,971
Total	290,952,243	12,399,183	58,186,970	41,807,383	79,802,868	194,151,548	386,347,952

As of December 31, 2017	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivatives
Bank borrowings	98,510,577	5,159,746	22,871,796	23,799,505	60,322,863	-	112,153,910
Bond payable	72,782,747	1,127,076	4,523,346	18,137,303	19,380,469	48,315,616	91,483,810
Financial leases obligations	17,814,875	354,543	1,034,396	2,552,580	2,551,761	27,644,377	34,137,657
Deposits for return of bottles and containers	13,228,328	-	13,228,328	-	-	-	13,228,328
Sub-Total	202,336,527	6,641,365	41,657,866	44,489,388	82,255,093	75,959,993	251,003,705
Derivative financial liabilities
Derivative financial instruments	10,416,675	10,416,675	-	-	-	-	10,416,675
Derivative hedge liabilities	1,840,188	698,685	1,142,524	-	-	-	1,841,209
Sub-Total	12,256,863	11,115,360	1,142,524	-	-	-	12,257,884
Total	214,593,390	17,756,725	42,800,390	44,489,388	82,255,093	75,959,993	263,261,589

(*) View current and non-current book value in Note 7 – Financial Instruments.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 6 Financial Information as per operating segments

The Company has defined three Operating segments, essentially defined with respect to its revenues in the geographic areas of commercial activity: 1. Chile, 2. International business and 3.Wine.

These Operating segments mentioned are consistent with the way the Company is managed and how results are reported by CCU. These segments reflect separate operating results which are regularly reviewed by the chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance.

Operating segment	Products and services
Chile	Beers, non-alcoholic beverages, spirits and SSU.
International Business	Beers, cider, non-alcoholic beverages and spirits in Argentina, Uruguay, Paraguay and Bolivia.
Wines	Wines, mainly in export markets to more 80 countries.

Corporate revenues and expenses are presented separately within the Other, in addition in the other presents the elimination of transactions between segments.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

a)     Information as per operating segments for the years ended  December 31, 2018 and 2017:

	Chile		International Business		Wines		Others		Total
	2018	2017	2018 (4)	2017	2018	2017	2018 (4)	2017	2018 (5)	2017
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	1,080,974,052	1,020,763,055	473,972,819	457,178,413	201,305,759	200,455,713	-	-	1,756,252,630	1,678,397,181
Other income	15,754,493	14,667,777	9,404,839	2,740,533	4,190,594	3,105,064	(2,320,219)	(549,761)	27,029,707	19,963,613
Sales revenue between segments	12,845,646	11,688,658	548,184	398,100	1,022,378	893,005	(14,416,208)	(12,979,763)	-	-
Net sales	1,109,574,191	1,047,119,490	483,925,842	460,317,046	206,518,731	204,453,782	(16,736,427)	(13,529,524)	1,783,282,337	1,698,360,794
Change %	6.0	-	5.1	-	1.0	-	-	-	5.0	-
Cost of sales	(501,255,744)	(483,604,499)	(230,068,601)	(190,387,412)	(133,271,578)	(126,244,373)	4,584,531	1,497,629	(860,011,392)	(798,738,655)
% of Net sales	45.2	46.2	47.5	41.4	64.5	61.7	-	-	48.2	47.0
Gross margin	608,318,447	563,514,991	253,857,241	269,929,634	73,247,153	78,209,409	(12,151,896)	(12,031,895)	923,270,945	899,622,139
% of Net sales	54.8	53.8	52.5	58.6	35.5	38.3	-	-	51.8	53.0
MSD&A (1)	(407,242,869)	(383,169,121)	(210,591,361)	(225,341,789)	(52,408,689)	(53,941,735)	(11,332,903)	(6,330,835)	(681,575,822)	(668,783,480)
% of Net sales	36.7	36.6	43.5	49.0	25.4	26.4	-	-	38.2	39.4
Other operating income (expenses)	1,586,173	2,438,416	223,078,626	678,153	1,828,938	251,765	532,889	687,209	227,026,626	4,055,543
Adjusted operating result (2)	202,661,751	182,784,286	266,344,506	45,265,998	22,667,402	24,519,439	(22,951,910)	(17,675,521)	468,721,749	234,894,202
Change %	10.9	-	488.4	-	(7.6)	-	-	-	99.5	-
% of Net sales	18.3	17.5	55.0	9.8	11.0	12.0	-	-	26.3	13.8
Net financial expense	-	-	-	-	-	-	-	-	(7,766,206)	(19,115,361)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	(10,815,520)	(8,914,097)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	3,299,657	(2,563,019)
Results as per adjustment units	-	-	-	-	-	-	-	-	742,041	(110,539)
Other gains (losses)	-	-	-	-	-	-	-	-	4,029,627	(7,716,791)
Income before taxes									458,211,348	196,474,395
Tax income (expense)									(136,126,817)	(48,365,976)
Net income for year									322,084,531	148,108,419
Non-controlling interests									15,193,739	18,501,066
Net income attributable to equity holders of the parent									306,890,792	129,607,353
Depreciation and amortization	63,148,804	64,807,818	19,798,708	15,568,301	7,935,006	7,505,440	2,406,676	4,317,945	93,289,194	92,199,504
ORBDA (3)	265,810,555	247,592,104	286,143,214	60,834,299	30,602,408	32,024,879	(20,545,234)	(13,357,576)	562,010,943	327,093,706
Change %	7.4	-	370.4	-	(4.4)	-	-	-	71.8	-
% of Net sales	24.0	23.6	59.1	13.2	14.8	15.7	-	-	31.5	19.3

(1)   MSD&A included Marketing, Selling, Distribution and Administrative expenses.

(2)   Adjusted operating result (for management purposes we have defined as Net income before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(3)   ORBDA (for management purpose we have defined as Adjusted Operating Result before Depreciation and Amortization).

(4)   The net impact, related to early termination of Budweiser license,  on International Business Operating segment earnings was a one-time gain of ThCh$ 211,228,960 in ORBDA and a loss in Other for an amount of ThCh$ 2,386,517.

(5)   The net impact, related to early termination of Budweiser license (See Note 1 – General information, letter C), on CCU’s consolidated earnings was a one-time gain of ThCh$ 208,842,443 in ORBDA and ThCh$ 157,358,973 in Net income attributable to equity holder of the parent.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

b)     Information as per operating segments for the years ended December 31, 2017 and 2016:

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

(1)   MSD&A included Marketing, Selling, Distribution and Administrative expenses.

(2)   Adjusted operating result (for management purposes we have defined as Net income before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(3)   ORBDA (for management purpose we have defined as Adjusted Operating Result before Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Sales information by geographic location

Net sales per geographical location	For the years ended as of December 31,
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Chile (1)	1,289,513,013	1,226,668,091	1,176,972,109
Argentina (2)	421,607,095	413,466,737	329,585,488
Uruguay	17,708,773	16,402,136	15,204,331
Paraguay	43,565,171	41,823,830	37,135,780
Bolivia (3)	10,888,285	-	-
Foreign countries	493,769,324	471,692,703	381,925,599
Total	1,783,282,337	1,698,360,794	1,558,897,708

(1)   Includes net sales correspond to Corporate Support Unit and eliminations between geographical locations. Additionally, includes net sales made in Chile of the Wines Operating segment.

(2)   Includes net sales made by the subisiaries Finca La Celia S.A. and Los Huemules SRL., registered under the Wines Operating segment and Chile Operating segment, respectively.

(3)   See Note 15 – Business combinations, letter a).

Sales information by customer

	For the years ended as of December 31,
Net Sales	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Domestic sales	1,664,613,889	1,572,617,473	1,429,152,068
Exports sales	118,668,448	125,743,321	129,745,640
Total	1,783,282,337	1,698,360,794	1,558,897,708

Sales information by product category

Sales information by product category	For the years ended as of December 31,
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Alcoholic business	1,206,506,503	1,158,451,078	1,041,923,724
Non-alcoholic business	549,746,127	519,946,103	493,397,317
Others (1)	27,029,707	19,963,613	23,576,667
Total	1,783,282,337	1,698,360,794	1,558,897,708

(1)   Others consist mainly of sales of by-products and packaging including bottles, pallets, and glasses.

 Depreciation and amortization as per operating segments

Depreciation and amortization	For the years ended as of December 31,
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Chile operating segment	63,148,804	64,807,818	61,736,849
International Business operating segment	19,798,708	15,568,301	11,928,705
Wines operating segment	7,935,006	7,505,440	7,078,872
Others (1)	2,406,676	4,317,945	2,783,619
Total	93,289,194	92,199,504	83,528,045

(1)   Includes depreciation and amortization corresponding to the Corporate Support Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Cash flows Operating Segments

Cash flows Operating Segments	For the years ended as of December 31,
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Cash flows from (used in ) Operating activities	429,313,131	262,161,431	190,014,348
Chile operating segment	157,294,023	161,413,504	152,862,350
International business operating segment	228,740,495	58,773,027	13,065,093
Wines operating segment	14,340,011	16,167,068	32,949,789
Others (1)	28,938,602	25,807,832	(8,862,884)

Cash flows from (used in ) Investing Activities	(199,002,101)	(173,614,379)	(155,007,390)
Chile operating segment	(98,325,850)	(78,746,298)	(57,119,431)
International business operating segment	(35,475,310)	(32,312,751)	(40,032,866)
Wines operating segment	(16,749,301)	(10,870,574)	(13,499,538)
Others (1) (*)	(48,451,640)	(51,684,756)	(44,355,555)

Cash flows from (used in ) Financing Activities	(52,963,862)	(53,001,198)	(95,059,905)
Chile operating segment	(78,048,783)	(65,996,567)	(90,636,820)
International business operating segment	(100,573,425)	(8,217,846)	18,820,789
Wines operating segment	3,741,241	(15,171,642)	(18,841,106)
Others (1)	121,917,105	36,384,857	(4,402,768)

(1)   Others includes Corporate Support Units, due to cash flows are managed by CCU.

(*)  Includes contribution to joint ventures. See Note 8 - Cash and cash equivalents.

Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and software additions)	For the years ended as of December 31,
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Chile operating segment	78,887,075	80,866,369	53,809,780
International Business operating segment	32,756,828	32,312,751	39,592,739
Wines operating segment	16,961,638	10,948,212	14,767,858
Others (1)	2,834,881	1,638,148	20,713,048
Total	131,440,422	125,765,480	128,883,425

(1)   Others includes the capital investments corresponding to the Corporate Support Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Assets as per operating segments

Assets as per Operating segment	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Chile operating segment	1,183,145,732	1,045,791,551
International Business operating segment	463,913,523	274,766,962
Wines operating segment	341,959,321	315,298,950
Others (1)	416,846,340	340,371,624
Total	2,405,864,916	1,976,229,087

(1)    Includes assets corresponding to the Corporate Support Units.

Assets per geographic location

Assets per geographical location	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Chile (1)	1,924,196,897	1,689,394,491
Argentina (2)	373,091,516	213,714,384
Uruguay	26,925,415	25,015,615
Paraguay	53,126,091	48,104,597
Bolivia (3)	28,524,997	-
Total	2,405,864,916	1,976,229,087

(1)   Includes the assets corresponding to the Corporate Support Units and eliminations between geographic location and investments in associates and joint ventures. Additionally, includes part of Wines Operating segment and excludes its argentine subsidiary Finca La Celia S.A.

(2)   Includes the assets of the subisiaries Finca La Celia S.A. and Los Huemules SRL., registered under the Wines Operating segment and Chile Operating segment, respectively.

(3)   See Note 15 – Business combinations, letter a).

Liabilities as per operating segments

Liabilities as per Operating segment	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Chile operating segment	457,517,605	388,121,093
International Business operating segment	172,893,966	119,351,344
Wines operating segment	112,427,830	95,094,080
Others (1)	273,909,572	146,833,962
Total	1,016,748,973	749,400,479

(1)   Others includes liabilities corresponding to the Corporate Support Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Operating Segment’s additional information

The Consolidated Statement of Income classified according to the Company’s operations management is as follows:

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2018 (*)	2017	2016
		ThCh$	ThCh$	ThCh$
Sales revenue external customers		1,756,252,630	1,678,397,181	1,535,321,041
Other income		27,029,707	19,963,613	23,576,667
Net sales		1,783,282,337	1,698,360,794	1,558,897,708
Change %		5.0	8.9	-
Cost of sales		(860,011,392)	(798,738,655)	(741,819,916)
% of Net sales		48.2	47.0	47.6
Gross margin		923,270,945	899,622,139	817,077,792
% of Net sales		51.8	53.0	52.4
MSD&A (1)		(681,575,822)	(668,783,480)	(619,542,751)
% of Net sales		38.2	39.4	39.7
Other operating income (expenses)		227,026,626	4,055,543	3,116,679
Adjusted operating result (2)		468,721,749	234,894,202	200,651,720
Change %		99.5	17.1	-
% of Net sales		26.3	13.8	12.9
Net financial expense	32	(7,766,206)	(19,115,361)	(14,627,170)
Equity and income of associates and joint ventures	16	(10,815,520)	(8,914,097)	(5,560,522)
Foreign currency exchange differences	32	3,299,657	(2,563,019)	456,995
Results as per adjustment units	32	742,041	(110,539)	(2,246,846)
Other gains (losses)	31	4,029,627	(7,716,791)	(8,345,907)
Income before taxes		458,211,348	196,474,395	170,328,270
Tax income (expense)	24	(136,126,817)	(48,365,976)	(30,246,383)
Net income for year		322,084,531	148,108,419	140,081,887
Non-controlling interests	28	15,193,739	18,501,066	21,624,399
Net income attributable to equity holders of the parent		306,890,792	129,607,353	118,457,488
Depreciation and amortization	29	93,289,194	92,199,504	83,528,045
ORBDA (3)		562,010,943	327,093,706	284,179,765
Change %		71.8	15.1	-
% of Net sales		31.5	19.3	18.2

(*)   The net impact, related to early termination of Budweiser license (See Note 1 – General information, letter C), on CCU’s consolidated earnings was a one-time gain of ThCh$ 208,842,443 in ORBDA and ThCh$ 157,358,973 in Net income attributable to equity holder of the parent.

See definition of (1), (2) and (3) in information as per Operating segment under this Note.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The following is a reconciliation of our Net income, the main comparable IFRS measure to Adjusted Operating Result for the years ended December 31, 2018, 2017 and 2016:

	For the years ended December 31,
	2018 (*)	2017	2016
	ThCh$	ThCh$	ThCh$
Net income of year	322.084.531	148,108,419	140,081,887
Add (Subtract):
Other gains (losses)	(4.029.627)	7,716,791	8,345,907
Finance income	(15.794.456)	(5,050,952)	(5,680,068)
Finance costs	23.560.662	24,166,313	20,307,238
Share of net loss of joint ventures and associates accounted for using the equity method	10.815.520	8,914,097	5,560,522
Foreign currency exchange differences	(3.299.657)	2,563,019	(456,995)
Result as per adjustment units	(742.041)	110,539	2,246,846
Tax income (expense)	136.126.817	48,365,976	30,246,383
Adjusted operating result	468.721.749	234,894,202	200,651,720
Depreciation and amortization	93.289.194	92,199,504	83,528,045
ORBDA	562.010.943	327,093,706	284,179,765

 (*)  The net impact, related to early termination of Budweiser license (See Note 1 – General information, letter C), on CCU’s consolidated earnings was a one-time gain of ThCh$ 208,842,443 in ORBDA and ThCh$ 157,358,973 in Net income attributable to equity holder of the parent.

The following is a reconciliation of the consolidated amounts presented for MSD&A with the comparable amounts presented on the face of our consolidated statement of income:

	For the years ended December 31.
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Consolidated statement of income
Distribution costs	(314,391,183)	(290,227,129)	(270,835,822)
Administrative expenses	(152,376,458)	(142,514,649)	(155,322,295)
Other expenses by function	(216,236,609)	(238,704,061)	(195,412,109)
Other expenses included in ´Other expenses by function´	1,428,428	2,662,359	2,027,475
Total MSD&A	(681,575,822)	(668,783,480)	(619,542,751)

Segment information by joint ventures and associates

The Administration of the Company review the financial situation and result of the all of their joint ventures and associated that is described in Note 16 – Investments accounted for using equity method.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 7 Financial Instruments

Financial instruments categories

The carrying amounts of each financial instrument category as of each year-end are detailed as follows:

	As of December 31, 2018		As of December 31, 2017
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	11,522,482	-	3,158,391	-
Market securities and investments in other companies	11,010,433	-	7,565,805	-
Derivative hedge assets	212,554	3,325,079	-	1,918,191
Total other financial assets	22,745,469	3,325,079	10,724,196	1,918,191
Accounts receivable - trade and other receivable (net)	320,702,339	3,363,123	286,213,598	3,974,395
Accounts receivable from related parties	3,048,841	190,865	5,810,764	258,471
Total accounts receivables	323,751,180	3,553,988	292,024,362	4,232,866
Sub-Total financial assets	346,496,649	6,879,067	302,748,558	6,151,057
Cash and cash equivalents	319,014,050	-	170,044,602	-
Total financial assets	665,510,699	6,879,067	472,793,160	6,151,057
Bank borrowings	38,160,178	75,200,804	24,623,746	73,886,831
Bonds payable	4,081,175	135,281,303	3,306,135	69,476,612
Financial leases obligations	365,972	17,546,162	176,586	17,638,289
Deposits for return of bottles and containers	13,967,995	-	13,228,328	-
Total financial liabilities measured at amortized cost	56,575,320	228,028,269	41,334,795	161,001,732
Derivative financial instruments	4,997,124	-	10,416,675	-
Derivative hedge liabilities	1,194,502	157,028	1,840,188	-
Total financial derivative liabilities	6,191,626	157,028	12,256,863	-
Total other financial liabilities (*)	62,766,946	228,185,297	53,591,658	161,001,732
Account payable- trade and other payable	303,380,168	12,413	281,681,553	541,783
Accounts payable to related parties	6,936,910	-	10,069,043	-
Total commercial obligations and other accounts payable	310,317,078	12,413	291,750,596	541,783
Total financial liabilities	373,084,024	228,197,710	345,342,254	161,543,515

(*) See Note 21 - Other financial liabilities.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Fair value of Financial instruments

The following tables show fair values, based on financial instrument categories, compared to the carrying amount included in the Consolidated Statements of Financial Position:

a)   Financial assets and liabilities are detailed as follows:

	As of December 31, 2018		As of December 31, 2017
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	11,522,482	11,522,482	3,158,391	3,158,391
Market securities and investments in other companies	11,010,433	11,010,433	7,565,805	7,565,805
Derivative hedge assets	3,537,633	3,537,633	1,918,191	1,918,191
Total other financial assets	26,070,548	26,070,548	12,642,387	12,642,387
Accounts receivable - trade and other receivable (net)	324,065,462	324,065,462	290,187,993	290,187,993
Accounts receivable from related parties	3,239,706	3,239,706	6,069,235	6,069,235
Total accounts receivables	327,305,168	327,305,168	296,257,228	296,257,228
Sub-Total financial assets	353,375,716	353,375,716	308,899,615	308,899,615
Cash and cash equivalents	319,014,050	319,014,050	170,044,602	170,044,602
Total financial assets	672,389,766	672,389,766	478,944,217	478,944,217
Bank borrowings	113,360,982	117,211,707	98,510,577	102,062,465
Bonds payable	139,362,478	187,276,391	72,782,747	79,559,896
Financial leases obligations	17,912,134	24,278,897	17,814,875	29,314,234
Deposits for return of bottles and containers	13,967,995	13,967,995	13,228,328	13,228,328
Total financial liabilities measured at amortized cost	284,603,589	342,734,990	202,336,527	224,164,923
Derivative financial instruments	4,997,124	4,997,124	10,416,675	10,416,675
Derivative hedge liabilities	1,351,530	1,351,530	1,840,188	1,840,188
Total financial derivative liabilities	6,348,654	6,348,654	12,256,863	12,256,863
Total other financial liabilities (*)	290,952,243	349,083,644	214,593,390	236,421,786
Account payable- trade and other payable	303,392,581	303,392,581	282,223,336	282,223,336
Accounts payable to related parties	6,936,910	6,936,910	10,069,043	10,069,043
Total commercial obligations and other accounts payable	310,329,491	310,329,491	292,292,379	292,292,379
Total financial liabilities	601,281,734	659,413,135	506,885,769	528,714,165

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

b)   Financial instruments by category:

As of December 31, 2018	Fair value with changes in income	Financial assets measured at amortized cost	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	11,522,482	-	-	11,522,482
Marketable securities and investments in other companies	11,010,433	-	-	11,010,433
Derivative hedge assets	-	-	3,537,633	3,537,633
Total other financial assets	22,532,915	-	3,537,633	26,070,548
Cash and cash equivalents	-	319,014,050	-	319,014,050
Trade and other receivable (net)	-	324,065,462	-	324,065,462
Accounts receivable from related parties	-	3,239,706	-	3,239,706
Total financial assets	22,532,915	646,319,218	3,537,633	672,389,766

As of December 31, 2018	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	113,360,982	113,360,982
Bonds payable	-	-	139,362,478	139,362,478
Financial leases obligations	-	-	17,912,134	17,912,134
Deposits for return of bottles and containers	-	-	13,967,995	13,967,995
Derivative financial instruments	4,997,124	-	-	4,997,124
Derivative hedge liabilities	-	1,351,530	-	1,351,530
Total other financial liabilities	4,997,124	1,351,530	284,603,589	290,952,243
Account payable- trade and other payable	-	-	303,392,581	303,392,581
Accounts payable to related parties	-	-	6,936,910	6,936,910
Total financial liabilities	4,997,124	1,351,530	594,933,080	601,281,734

As of December 31, 2017	Fair value with changes in income	Financial assets measured at amortized cost	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	3,158,391	-	-	3,158,391
Marketable securities and investments in other companies	7,565,805	-	-	7,565,805
Derivative hedge assets	-	-	1,918,191	1,918,191
Total other financial assets	10,724,196	-	1,918,191	12,642,387
Cash and cash equivalents	-	170,044,602	-	170,044,602
Trade and other receivable (net)	-	290,187,993	-	290,187,993
Accounts receivable from related parties	-	6,069,235	-	6,069,235
Total financial assets	10,724,196	466,301,830	1,918,191	478,944,217

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

As of December 31, 2017	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	98,510,577	98,510,577
Bonds payable	-	-	72,782,747	72,782,747
Financial leases obligations	-	-	17,814,875	17,814,875
Deposits for return of bottles and containers	-	-	13,228,328	13,228,328
Derivative financial instruments	10,416,675	-	-	10,416,675
Derivative hedge liabilities	-	1,840,188	-	1,840,188
Total other financial liabilities	10,416,675	1,840,188	202,336,527	214,593,390
Account payable- trade and other payable	-	-	282,223,336	282,223,336
Accounts payable to related parties	-	-	10,069,043	10,069,043
Total financial liabilities	10,416,675	1,840,188	494,628,906	506,885,769

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments by type of agreement at the closing of each year are detailed as follows:

	As of December 31, 2018				As of December 31, 2017
	Number agreegments	Nominal amounts thousand	Asset	Liability	Number agreegments	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency interest rate swaps CLP/USD	1	2,000	3,325,079	1,194,502	1	2,000	1,918,191	1,484,538
Less than a year		-	-	1,194,502	-	-	-	1,484,538
Between 1 and 5 years		2,000	3,325,079	-		2,000	1,918,191	-
Cross currency interest rate swaps USD/EURO	1	11,600	212,554	157,028	1	7,872	-	355,650
Less than a year		-	212,554	-		7,872	-	355,650
Between 1 and 5 years		11,600	-	157,028		-	-	-
Total	2		3,537,633	1,351,530	2		1,918,191	1,840,188
Forwards USD	32	269,371	11,264,711	3,832,634	27	245,641	3,095,825	9,722,619
Less than a year		269,371	11,264,711	3,832,634		245,641	3,095,825	9,722,619
Forwards Euro	10	79,326	225,815	1,153,302	14	65,598	44,474	694,056
Less than a year		79,326	225,815	1,153,302		65,598	44,474	694,056
Forwards CAD	3	2,650	28,381	3,986	3	1,750	15,530	-
Less than a year		2,650	28,381	3,986		1,750	15,530	-
Forwards GBP	4	1,030	3,575	7,202	2	480	2,562	-
Less than a year		1,030	3,575	7,202		480	2,562	-
Total	49		11,522,482	4,997,124	46		3,158,391	10,416,675
Total instruments	51		15,060,115	6,348,654	48		5,076,582	12,256,863

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging designation; consequently their effects are recorded in Income, in Other gains (losses).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

In the case of Cross Currency Interest Rate Swaps and the Cross Interest Rate Swaps, these qualify as cash flow hedges of the cash flows related to loans from Banco de Chile and Scotiabank Chile. See additional disclosures in Note 21 – Other financial liabilities.

As of December 31, 2018
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank Chile	Flow interest rate and exchange rate on bank bonds	USD	8,256,869	EUR	8,201,343	55,526	06-18-2021
Banco de Chile	Flow interest rate on bank bonds	UF	60,388,039	CLP	58,257,462	2,130,577	09-15-2021

As of December 31, 2017
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank Chile	Flow interest rate and exchange rate on bank bonds	USD	4,860,845	EUR	5,216,495	(355,650)	06-18-2018
Banco de Chile	Flow interest rate on bank bonds	UF	60,640,827	CLP	60,207,174	433,653	09-15-2021

The Consolidated Statement of Other Comprehensive Income includes under the caption cash flow hedge, for the years ended December 31, 2018, a credit before income taxes of ThCh$  63,008 (ThCh$  5,661 and ThCh$  84,962, in 2017 and  2016, respectively), related to the fair value of Cross Currency Interest Swap and Cross Interest Rate Swap derivatives instruments.

Fair value hierarchies

The financial instruments recorded at fair value in the Statement of Financial Position are classified as follows, depending on the method used to obtain their fair values:

Level 1	Fair values obtained through direct reference to quoted market prices, without any adjustment.
Level 2	Fair values obtained through the use of valuation models accepted in the market and based on prices other than those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).
Level 3	Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The fair value of financial instruments recorded at fair value in the Consolidated Financial Statements, is detailed as follows:

As of December 31, 2018	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	11,522,482	-	11,522,482	-
Market securities and investments in other companies	11,010,433	11,010,433	-	-
Derivative hedge assets	3,537,633	-	3,537,633	-
Total other financial assets	26,070,548	11,010,433	15,060,115	-
Derivative financial instruments	4,997,124	-	4,997,124	-
Derivative hedge liabilities	1,351,530	-	1,351,530	-
Total financial derivative liabilities	6,348,654	-	6,348,654	-

As of December 31, 2017	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	3,158,391	-	3,158,391	-
Market securities and investments in other companies	7,565,805	7,565,805	-	-
Derivative hedge assets	1,918,191	-	1,918,191	-
Total other financial assets	12,642,387	7,565,805	5,076,582	-
Derivative financial instruments	10,416,675	-	10,416,675	-
Derivative hedge liabilities	1,840,188	-	1,840,188	-
Total financial derivative liabilities	12,256,863	-	12,256,863	-

During the year ended as of December 31, 2018, the Company has not made any significant instrument transfers between levels 1 and 2.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 8  Cash and cash equivalents

Cash and cash equivalent balances are detailed as follows:

	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$	ThCh$
Cash on hand	221,071	97,228	106,203
Bank balances	64,085,358	45,389,589	41,519,788
Cash	64,306,429	45,486,817	41,625,991
Time deposits	46,723,278	4,804,224	14,955,778
Securities purchased under resale agreements	196,319,058	102,695,758	75,447,904
Investments in mutual funds	10,194,222	16,586,749	24,772
Short term investments classified as cash equivalents	206,513,280	119,282,507	75,472,676
Cash equivalents	253,236,558	124,086,731	90,428,454
Overnight deposits	1,471,063	471,054	1,978,738
Total other cash and cash equivalents	1,471,063	471,054	1,978,738
Total	319,014,050	170,044,602	134,033,183

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The composition of cash and cash equivalents by currency as of December 31, 2018, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	77,940	5,290	-	5,477	-	-	132,364	-	221,071
Bank balances	39,692,222	17,550,277	954,640	1,039,825	548,975	2,495,748	1,127,401	676,270	64,085,358
Cash	39,770,162	17,555,567	954,640	1,045,302	548,975	2,495,748	1,259,765	676,270	64,306,429
Time deposits	24,755,756	-	-	21,967,522	-	-	-	-	46,723,278
Securities purchased under resale agreements	196,319,058	-	-	-	-	-	-	-	196,319,058
Investments in mutual funds	-	-	-	10,194,222	-	-	-	-	10,194,222
Short term investments classified as cash equivalents	196,319,058	-	-	10,194,222	-	-	-	-	206,513,280
Cash equivalents	221,074,814	-	-	32,161,744	-	-	-	-	253,236,558
Overnight deposits	-	1,471,063	-	-	-	-	-	-	1,471,063
Total other cash and cash equivalents	-	1,471,063	-	-	-	-	-	-	1,471,063
Total	260,844,976	19,026,630	954,640	33,207,046	548,975	2,495,748	1,259,765	676,270	319,014,050

The composition of cash and cash equivalents by currency as of December 31, 2017, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	75,623	16,154	-	5,451	-	-	-	-	97,228
Bank balances	30,110,816	4,691,411	182,966	1,391,103	718,348	7,758,211	-	536,734	45,389,589
Cash	30,186,439	4,707,565	182,966	1,396,554	718,348	7,758,211	-	536,734	45,486,817
Time deposits	4,804,224	-	-	-	-	-	-	-	4,804,224
Securities purchased under resale agreements	102,695,758	-	-	-	-	-	-	-	102,695,758
Investments in mutual funds	-	-	-	16,586,749	-	-	-	-	16,586,749
Short term investments classified as cash equivalents	102,695,758	-	-	16,586,749	-	-	-	-	119,282,507
Cash equivalents	107,499,982	-	-	16,586,749	-	-	-	-	124,086,731
Overnight deposits	-	471,054	-	-	-	-	-	-	471,054
Total other cash and cash equivalents	-	471,054	-	-	-	-	-	-	471,054
Total	137,686,421	5,178,619	182,966	17,983,303	718,348	7,758,211	-	536,734	170,044,602

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The composition of cash and cash equivalents by currency as of December 31, 2016, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	100,921	788	-	4,494	-	-	-	-	106,203
Bank balances	27,164,330	6,479,095	786,887	2,158,115	1,136,783	3,291,550	-	503,028	41,519,788
Cash	27,265,251	6,479,883	786,887	2,162,609	1,136,783	3,291,550	-	503,028	41,625,991
Time deposits	14,754,416	-	-	201,362	-	-	-	-	14,955,778
Securities purchased under resale agreements	75,447,904	-	-	-	-	-	-	-	75,447,904
Investments in mutual funds	-	-	-	24,772	-	-	-	-	24,772
Short term investments classified as cash equivalents	75,447,904	-	-	24,772	-	-	-	-	75,472,676
Cash equivalents	90,202,320	-	-	226,134	-	-	-	-	90,428,454
Overnight deposits	-	1,978,738	-	-	-	-	-	-	1,978,738
Total other cash and cash equivalents	-	1,978,738	-	-	-	-	-	-	1,978,738
Total	117,467,571	8,458,621	786,887	2,388,743	1,136,783	3,291,550	-	503,028	134,033,183

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The composition of time deposits is detailed as follows:

As of December 31, 2018:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco de Chile	12-21-2018	01-30-2019	USD	486,812	3.50
Banco de Chile	12-24-2018	01-09-2019	CLP	1,250,613	0.21
Banco de Chile	12-26-2018	01-25-2019	USD	139,017	3.25
Banco de Chile	12-27-2018	01-25-2019	USD	62,548	2.75
Banco Francés - Argentina	12-07-2018	03-07-2019	ARS	5,921,330	0.53
Banco Francés - Argentina	12-12-2018	03-12-2019	ARS	5,110,766	0.50
Banco HSBC - Argentina	12-12-2018	03-12-2019	ARS	4,921,479	0.50
Banco Itaú - Argentina	11-07-2018	01-07-2019	ARS	6,013,947	0.58
Banco Santander - Chile	12-18-2018	01-10-2019	CLP	2,803,033	0.25
Banco Santander - Chile	12-19-2018	01-10-2019	CLP	10,010,400	0.26
Banco Santander - Chile	12-27-2018	01-24-2019	CLP	10,003,333	0.25
Total				46,723,278

As of December 31, 2017:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Consorcio - Chile	12-20-2017	01-03-2018	CLP	4,804,224	0.24
Total				4,804,224

As of December 31, 2016:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Santander - Chile	12-27-2016	01-05-2017	CLP	1,250,550	0.33
Banco Santander - Chile	12-28-2016	01-10-2017	CLP	2,400,792	0.33
Banco Santander - Chile	12-29-2016	01-25-2017	CLP	5,701,292	0.34
Banco Santander - Chile	12-28-2016	01-26-2017	CLP	5,401,782	0.33
Banco Francés - Argentina	12-12-2016	01-11-2017	ARS	201,362	1.60
Total				14,955,778

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The composition of Securities purchased under resale agreements is detailed as follows:

As of December 31, 2018:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-17-2018	01-04-2019	CLP	6,807,616	0.24
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-20-2018	01-10-2019	CLP	3,552,994	0.23
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-21-2018	01-10-2019	CLP	1,196,505	0.23
BanChile Corredores de Bolsa S.A.	Banco BICE - Chile	12-21-2018	01-10-2019	CLP	1,997,067	0.23
BanChile Corredores de Bolsa S.A.	Banco Security - Chile	12-21-2018	01-10-2019	CLP	709,418	0.23
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-21-2018	01-10-2019	CLP	296,155	0.23
BanChile Corredores de Bolsa S.A.	Banco Security - Chile	12-21-2018	01-10-2019	CLP	184,213	0.23
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-21-2018	01-16-2019	CLP	283,475	0.23
BanChile Corredores de Bolsa S.A.	Banco Security - Chile	12-21-2018	01-16-2019	CLP	91,813	0.23
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-26-2018	01-15-2019	CLP	10,004,000	0.24
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-26-2018	01-10-2019	CLP	300,885	0.24
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-26-2018	01-10-2019	CLP	1,100,440	0.24
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-26-2018	01-10-2019	CLP	490,196	0.24
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-26-2018	01-10-2019	CLP	5,001,235	0.24
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-28-2018	01-15-2019	CLP	3,500,840	0.24
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-28-2018	01-15-2019	CLP	1,500,360	0.24
BancoEstado Corredores de Bolsa S.A.	Banco de Chile	12-13-2018	01-14-2019	CLP	4,105,904	0.24
BancoEstado Corredores de Bolsa S.A.	Banco de Chile	12-14-2018	01-02-2019	CLP	1,094,729	0.24
BancoEstado Corredores de Bolsa S.A.	Banco del Estado de Chile	12-14-2018	01-02-2019	CLP	7,009,520	0.24
BancoEstado Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-14-2018	01-02-2019	CLP	1,911,598	0.24
BancoEstado Corredores de Bolsa S.A.	Banco Santander - Chile	12-14-2018	01-02-2019	CLP	415,536	0.24
BancoEstado Corredores de Bolsa S.A.	Banco Security - Chile	12-14-2018	01-02-2019	CLP	5,690,513	0.24
BancoEstado Corredores de Bolsa S.A.	Banco Santander - Chile	12-14-2018	01-30-2019	CLP	250,340	0.24
BancoEstado Corredores de Bolsa S.A.	Banco Security - Chile	12-20-2018	01-30-2019	CLP	500,440	0.24
BancoEstado Corredores de Bolsa S.A.	Scotiabank Chile	12-24-2018	01-10-2019	CLP	199,653	0.24
BancoEstado Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-24-2018	01-10-2019	CLP	950,991	0.24
BancoEstado Corredores de Bolsa S.A.	Banco de Chile	12-26-2018	01-30-2019	CLP	2,634,725	0.24
BancoEstado Corredores de Bolsa S.A.	Banco del Estado de Chile	12-26-2018	01-30-2019	CLP	6,702,680	0.24
BancoEstado Corredores de Bolsa S.A.	Scotiabank Chile	12-26-2018	01-30-2019	CLP	4,829,042	0.24
BancoEstado Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-26-2018	01-30-2019	CLP	8,848,606	0.24
BancoEstado Corredores de Bolsa S.A.	Banco Santander - Chile	12-26-2018	01-30-2019	CLP	6,560,550	0.24
BancoEstado Corredores de Bolsa S.A.	Banco Itaú Corpbanca - Chile	12-26-2018	01-30-2019	CLP	1,650,525	0.24
BancoEstado Corredores de Bolsa S.A.	Banco Security - Chile	12-26-2018	01-30-2019	CLP	4,881,954	0.24
BancoEstado Corredores de Bolsa S.A.	Banco Consorcio	12-26-2018	01-30-2019	CLP	3,427,727	0.24
BancoEstado Corredores de Bolsa S.A.	Banco de Chile	12-27-2018	01-15-2019	CLP	3,279,009	0.25
BancoEstado Corredores de Bolsa S.A.	Banco del Estado de Chile	12-27-2018	01-15-2019	CLP	472,241	0.25
BancoEstado Corredores de Bolsa S.A.	Banco de Chile	12-27-2018	01-10-2019	CLP	600,200	0.25
BancoEstado Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-27-2018	01-15-2019	CLP	3,001,000	0.25
BBVA Corredores de Bolsa Ltda.	Banco del Estado de Chile	11-30-2018	01-04-2019	CLP	3,899,730	0.26
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	11-30-2018	01-04-2019	CLP	2,216,658	0.26
BBVA Corredores de Bolsa Ltda.	Banco del Estado de Chile	12-13-2018	01-02-2019	CLP	2,859,342	0.25
BBVA Corredores de Bolsa Ltda.	Banco del Estado de Chile	12-13-2018	01-30-2019	CLP	270,405	0.25
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-13-2018	01-16-2019	CLP	233,620	0.25
BBVA Corredores de Bolsa Ltda.	Banco Security - Chile	12-13-2018	01-16-2019	CLP	1,969,680	0.25
BBVA Corredores de Bolsa Ltda.	Banco de Chile	12-13-2018	01-02-2019	CLP	3,550,258	0.25
BBVA Corredores de Bolsa Ltda.	Banco Santander - Chile	12-17-2018	01-02-2019	CLP	2,876,187	0.25
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	12-17-2018	01-02-2019	CLP	7,880,787	0.25
BBVA Corredores de Bolsa Ltda.	Scotiabank Chile	12-17-2018	01-16-2019	CLP	1,474,627	0.25
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-17-2018	01-16-2019	CLP	1,550,072	0.25
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	12-17-2018	01-16-2019	CLP	1,230,260	0.25
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-17-2018	01-02-2019	CLP	4,911,284	0.25
BBVA Corredores de Bolsa Ltda.	Banco de Chile	12-19-2018	01-10-2019	CLP	6,881,358	0.26
BBVA Corredores de Bolsa Ltda.	Banco del Estado de Chile	12-19-2018	01-10-2019	CLP	7,941,664	0.26
BBVA Corredores de Bolsa Ltda.	Scotiabank Chile	12-19-2018	01-10-2019	CLP	3,822,988	0.26
BBVA Corredores de Bolsa Ltda.	Banco Santander - Chile	12-19-2018	01-10-2019	CLP	4,451,265	0.26
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	12-19-2018	01-10-2019	CLP	1,963,352	0.26
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	12-19-2018	01-10-2019	CLP	185,620	0.26
BBVA Corredores de Bolsa Ltda.	Banco Security - Chile	12-19-2018	01-10-2019	CLP	1,967,453	0.26
BBVA Corredores de Bolsa Ltda.	Banco Security - Chile	12-19-2018	01-10-2019	CLP	895,503	0.26
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-24-2018	01-10-2019	CLP	4,802,350	0.26
BBVA Corredores de Bolsa Ltda.	Banco Santander - Chile	12-24-2018	01-10-2019	CLP	2,602,140	0.26
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-24-2018	01-10-2019	CLP	2,501,517	0.26
BBVA Corredores de Bolsa Ltda.	Banco de Chile	12-24-2018	01-09-2019	CLP	900,546	0.26
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-27-2018	01-30-2019	CLP	1,190,413	0.26
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-27-2018	01-10-2019	CLP	3,801,316	0.26
BBVA Corredores de Bolsa Ltda.	Scotiabank Chile	12-27-2018	01-15-2019	CLP	9,453,276	0.26
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	12-27-2018	01-09-2019	CLP	2,000,692	0.26
Total					196,319,058

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

As of December 31, 2017:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-12-2017	01-05-2018	CLP	369,413	0.24
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-14-2017	01-05-2018	CLP	144,116	0.24
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-14-2017	01-05-2018	CLP	6,006,912	0.24
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-14-2017	01-05-2018	CLP	196,591	0.24
BanChile Corredores de Bolsa S.A.	Banco Itaú Corpbanca - Chile	12-14-2017	01-05-2018	CLP	970,704	0.24
BanChile Corredores de Bolsa S.A.	Banco Security - Chile	12-14-2017	01-05-2018	CLP	3,796,772	0.24
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-22-2017	01-05-2018	CLP	3,672,751	0.25
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-26-2017	01-05-2018	CLP	2,910,394	0.24
BanChile Corredores de Bolsa S.A.	Banco Itaú Corpbanca - Chile	12-26-2017	01-05-2018	CLP	1,591,406	0.24
BanChile Corredores de Bolsa S.A.	Banco Security - Chile	12-12-2017	01-05-2018	CLP	2,935,603	0.24
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-22-2017	01-05-2018	CLP	2,631,974	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2017	01-04-2018	CLP	80,020	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-22-2017	01-03-2018	CLP	5,003,750	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-28-2017	01-05-2018	CLP	2,750,688	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2017	01-05-2018	CLP	3,000,750	0.25
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-28-2017	01-05-2018	CLP	5,001,250	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-28-2017	01-05-2018	CLP	4,001,000	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-28-2017	01-05-2018	CLP	1,000,250	0.25
BancoEstado S.A. Corredores de Bolsa	Scotiabank Azul - Chile	12-28-2017	01-05-2018	CLP	1,000,250	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-28-2017	01-10-2018	CLP	4,251,063	0.25
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-29-2017	01-10-2018	CLP	3,238,217	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-29-2017	01-10-2018	CLP	2,000,333	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-29-2017	01-10-2018	CLP	1,938,656	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-28-2017	01-30-2018	CLP	1,250,313	0.25
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-29-2017	01-10-2018	CLP	340,057	0.25
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-22-2017	01-10-2018	CLP	2,628,752	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-22-2017	01-10-2018	CLP	1,974,698	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-28-2017	01-15-2018	CLP	3,800,950	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2017	01-04-2018	CLP	950,238	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-22-2017	01-10-2018	CLP	1,000,750	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Internacional - Chile	12-28-2017	01-10-2018	CLP	944,884	0.25
BancoEstado S.A. Corredores de Bolsa	Banco BICE - Chile	12-28-2017	01-10-2018	CLP	2,000,500	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-28-2017	01-10-2018	CLP	8,475,346	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2017	01-04-2018	CLP	225,056	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2017	01-30-2018	CLP	8,102,025	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-29-2017	01-10-2018	CLP	2,524,410	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-28-2017	01-10-2018	CLP	3,833,082	0.25
BBVA Corredores de Bolsa Ltda.	Scotiabank Azul - Chile	12-27-2017	01-08-2018	CLP	1,700,567	0.25
BBVA Corredores de Bolsa Ltda.	Scotiabank Azul - Chile	12-18-2017	01-18-2018	CLP	290,289	0.23
BBVA Corredores de Bolsa Ltda.	Scotiabank Chile	12-28-2017	01-30-2018	CLP	1,455,543	0.23
BBVA Corredores de Bolsa Ltda.	Scotiabank Azul - Chile	12-28-2017	01-30-2018	CLP	2,425,349	0.23
Valores Security S.A. Corredores de Bolsa	Banco Security - Chile	12-27-2017	01-10-2018	CLP	280,086	0.23
Total					102,695,758

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

As of December 31, 2016:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-28-2016	01-04-2017	CLP	3,531,124	0.32
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-28-2016	01-04-2017	CLP	3,602,675	0.32
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-28-2016	01-04-2017	CLP	2,044,419	0.32
BanChile Corredores de Bolsa S.A.	Banco Santander - Chile	12-28-2016	01-04-2017	CLP	674,935	0.32
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-28-2016	01-06-2017	CLP	1,679,525	0.32
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-28-2016	01-06-2017	CLP	1,205,429	0.32
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-28-2016	01-06-2017	CLP	1,116,326	0.32
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-28-2016	01-16-2017	CLP	872,178	0.32
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-28-2016	01-16-2017	CLP	435,612	0.32
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-28-2016	01-16-2017	CLP	1,865,909	0.32
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-28-2016	01-16-2017	CLP	1,241,355	0.32
BanChile Corredores de Bolsa S.A.	Banco Santander - Chile	12-28-2016	01-16-2017	CLP	261,444	0.32
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-29-2016	01-06-2017	CLP	1,427,025	0.31
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-29-2016	01-06-2017	CLP	1,725,807	0.31
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-29-2016	01-06-2017	CLP	5,799,890	0.31
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-29-2016	01-06-2017	CLP	1,549,449	0.31
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-27-2016	01-03-2017	CLP	925,383	0.31
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-29-2016	01-06-2017	CLP	3,916,539	0.33
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-29-2016	01-06-2017	CLP	6,085,662	0.33
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-29-2016	01-10-2017	CLP	2,400,528	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-29-2016	01-10-2017	CLP	6,019,097	0.33
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-29-2016	01-10-2017	CLP	3,933,092	0.33
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-29-2016	01-10-2017	CLP	1,350,297	0.33
BancoEstado S.A. Corredores de Bolsa	Banco BICE - Chile	12-29-2016	01-05-2017	CLP	105,017	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2016	01-10-2017	CLP	500,110	0.33
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-29-2016	01-10-2017	CLP	3,500,770	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2016	01-16-2017	CLP	4,000,880	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2016	01-20-2017	CLP	1,917,467	0.33
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-29-2016	01-20-2017	CLP	82,974	0.33
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-29-2016	01-03-2017	CLP	250,055	0.33
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-29-2016	01-05-2017	CLP	6,101,342	0.33
BancoEstado S.A. Corredores de Bolsa	BBVA Chile	12-29-2016	01-05-2017	CLP	725,160	0.33
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-30-2016	01-10-2017	CLP	1,600,149	0.28
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-30-2016	01-10-2017	CLP	3,000,280	0.28
Total					75,447,904

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Payments for business acquisitions are detailed as follows:

	For the years ended as of December 31,
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Total disbursement per business acquisition
Other cash payment to acquire interests in joint ventures (1)	59,505,559	49,312,890	27,043,481
Cash flow used for control of subsidiaries or other business (2)	49,222,782	7,800,000	19,111,686
Cash flow used in the purchase of non-controling interests (3)	-	1,149,689	2,174,370
Payment for changes in ownership interests in subidiaries (4)	5,819,495	-	641,489
Total	114,547,836	58,262,579	48,971,026

(1)  Corresponds to payments of commited capital made between 2016 to 2018 in Central Cervecera de Colombia S.A.S. and the acquisition in 2017 of 50% of Zona Franca Central Cervecera S.A.S. (see Note 16 – Investments accounted using equity method). Additionally, in 2016, includes the amount paid in proportion to the creation of the company Promarca Internacional SpA. (See Note 1 – General information, letter E)).

(2)  In 2018, through its subsidiary CCU Inversiones S.A. correspond to the acquisition of 15.79% of VSPT (see Note 1 – General information, letter D)). In 2017, corresponds to the acquisition of 2.5% of interet in VSPT, through its subsidiary CCU Inversiones S.A. (see Note 1 – General information, letter D)). In 2016, corresponds to the acquisition of an additional interest in Manantial S.A., through its subsidiaries Aguas CCU-Nestlé Chile S.A. and Embotelladoras Chilenas Unidas S.A. (see Note 1 – General information, letter D)).

(3)  In 2017, mainly corresponds to the payment of 40% of the acquisitions of Americas Distilling Investment LLC. In 2016, corresponds to capital contributions in Bebidas Bolivianas BBO S.A.

(4)  Corresponds to the payment to obtain control of Bebidas Bolivianas BBO S.A. and Cervecera Guayacán SpA. (See Note 15 – Business combinations, letter a) and b)). Additionally in 2016 includes the payment for ownership on Sajonia Brewing Company S.R.L. of Paraguay (see Note 15 – Business combinations, letter c)).

Note 9  Other non-financial assets

The Company maintained the following other non-financial assets:

	As of December 31, 2018		As of December 31, 2017
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Insurances paid	3,565,768	-	3,348,593	-
Advertising	7,976,638	3,173,523	7,383,730	3,632,423
Advances to suppliers	4,695,341	-	3,643,691	-
Prepaid expenses	1,685,096	1,705,693	583,165	755,703
Total advances	17,922,843	4,879,216	14,959,179	4,388,126
Guarantees paid	62,316	106,571	59,452	242,535
Consumables	393,234	-	446,565	-
Dividends receivable	423,994	-	353,150	-
Other	59,027	21,363	15,879	14,166
Total other assets	938,571	127,934	875,046	256,701
Total	18,861,414	5,007,150	15,834,225	4,644,827

Nature of each non-financial asset:

a)   Insurances paid: Annual payments for insurances policies are included, which are capitalized and then amortized according the term of the contract.

b)   Advertising: Corresponds to advertising and promotion contracts related to customers and advertising service providers, that promote our brands which are capitalized and then amortized according the term of the contract.

c)   Advances to suppliers: Payments made to suppliers mainly for assets constructions and purchases of property, plants and equipments.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

d)   Prepaid expenses: Services paid in advance that give entitlement to benefits usually for a period of 12 months, they are reflected against result as they are accrued.

e)   Guarantees paid: It is the initial payment for the lease of goods required by the lessor to ensure compliance with the conditions stipulated in the contract.

f)    Materials to be consumed: Under this item are mainly included security supplies, clothing or supplies to be used in administrative offices, such as: eyeglasses, gloves, masks, aprons, etc.

g)   Dividends receivable: Dividends receivable from associates and joint ventures.

Note 10  Trade and other receivables

The trade and other receivables are detailed as follows:

	As of December 31, 2018		As of December 31, 2017
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	162,477,091	-	159,465,654	-
International business operating segment	76,166,145	-	62,587,204	-
Wines operating segment	51,478,501	-	40,284,490	-
Total commercial debtors	290,121,737	-	262,337,348	-
Impairment loss estimate	(6,059,201)	-	(4,154,752)	-
Total commercial debtors - net	284,062,536	-	258,182,596	-
Others accounts receivables (1)	36,639,803	3,363,123	28,031,002	3,974,395
Total other accounts receivable	36,639,803	3,363,123	28,031,002	3,974,395
Total	320,702,339	3,363,123	286,213,598	3,974,395

(1)   As of December 31, 2018, this item mainly includes ThCh$ 1,392,650 in current and ThCh$ 1,240,461 (ThCh$ 2,411,833 in 2017) in non-current related to the account receivable from the sale of the 49% that subsidiary CPCh had in Compañía Pisquera Bauzá S.A. (see Note 14 – Non-current assets of disposal groups classifield as held for sale).

The Company’s accounts receivable are denominated in the following currencies:

	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Chilean Peso	191,979,443	183,948,334
Argentine Peso	67,553,470	55,526,379
US Dollar	34,113,849	27,810,990
Euro	10,152,559	9,326,882
Unidad de Fomento	2,678,592	2,590,736
Uruguayan Pesos	5,128,068	4,372,909
Paraguayan Guarani	8,774,244	5,495,532
Bolivian	1,340,388	-
Others currencies	2,344,849	1,116,231
Total	324,065,462	290,187,993

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The detail of the accounts receivable maturities as of December 31, 2018, is detailed as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	162,477,091	152,644,412	5,928,791	1,085,806	844,101	1,973,981
International business operating segment	76,166,145	63,419,349	9,546,370	1,092,229	701,571	1,406,626
Wines operating segment	51,478,501	44,304,213	6,248,007	272,721	305,811	347,749
Total commercial debtors	290,121,737	260,367,974	21,723,168	2,450,756	1,851,483	3,728,356
Impairment loss estimate	(6,059,201)	(148,214)	(542,195)	(600,433)	(1,407,848)	(3,360,511)
Total commercial debtors - net	284,062,536	260,219,760	21,180,973	1,850,323	443,635	367,845
Others accounts receivables	36,639,803	36,056,454	321,767	162,295	99,233	54
Total other accounts receivable	36,639,803	36,056,454	321,767	162,295	99,233	54
Total current	320,702,339	296,276,214	21,502,740	2,012,618	542,868	367,899
Others accounts receivables	3,363,123	3,363,123	-	-	-	-
Total non-current	3,363,123	3,363,123	-	-	-	-

The detail of the accounts receivable maturities as of December 31, 2017, is detailed as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	159,465,654	150,256,296	4,960,461	1,037,876	1,358,009	1,853,012
International business operating segment	62,587,204	56,180,536	4,978,409	595,173	318,551	514,535
Wines operating segment	40,284,490	36,270,918	3,347,465	219,135	224,487	222,485
Total commercial debtors	262,337,348	242,707,750	13,286,335	1,852,184	1,901,047	2,590,032
Impairment loss estimate	(4,154,752)	-	(421,560)	(695,114)	(1,001,699)	(2,036,379)
Total commercial debtors - net	258,182,596	242,707,750	12,864,775	1,157,070	899,348	553,653
Others accounts receivables	28,031,002	27,768,858	97,052	165,092	-	-
Total other accounts receivable	28,031,002	27,768,858	97,052	165,092	-	-
Total current	286,213,598	270,476,608	12,961,827	1,322,162	899,348	553,653
Others accounts receivables	3,974,395	3,974,395	-	-	-	-
Total non-current	3,974,395	3,974,395	-	-	-	-

The Company markets its products through wholesale customers, retail and supermarket chains. As of December 31, 2018, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 27.3% (28.1% in 2017) of the total accounts receivable.

As indicated in the Risk management note (See Note 5 – Risk administration), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% and 99% of the significant accounts receivable balances domestic and export, respectively, of the total of the account receivables. Regarding amounts aged more than 6 months and for which no allowances have been constituted, they correspond mainly to amounts already covered by the credit insurance policies. In addition, there are amounts overdue within ranges for which, in accordance with current policies are only partially impaired for, based on a case by case analysis.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The general criteria for the determination of the provision for impairment has been established in the framework of IFRS 9, which requires analysing the behavior of the client portfolio in the long term in order to generate an expected credit loss index by tranches based on the age of the portfolio. This analysis delivered the following results for the Company:

	Current balance	Overdue balances
		0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
% Impairment loss estimate by stretch	0.10	4.30	32.60	100.00	100.00

The percentage of impairment determined for the portfolio in each court may differ from the direct application of the previously presented parameters because these percentages are applied to the uncovered portfolio of credit insurance that the Company takes. Past due balances over 6 months and for which no estimates have been made for impairment losses, correspond mainly to items protected by credit insurance. Additionally, there are expired amounts in this stretch, which according to the policy, partial losses due to impairment are estimated based on an individual case-by-case analysis.

For the above mentioned, management estimates that it does not require establishing allowances for further impairment, in addition to those already constituted based on an aging analysis of these balances.

The write-offs of our doubtful clients are once all pre-trial and judicial, efforts have been made and exhausted all means of payment, with the proper demonstration of the insolvency of customers. This process of write off normally takes more than 1 year.

The movement of the impairment losses provision for accounts receivable is as follows:

	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Balance at the beginning of year	(4,154,752)	(3,837,914)
First application effect IFRS 9	(192,377)	-
Initial balance restated	(4,347,129)	(3,837,914)
Impairment estimate for accounts receivable	(1,697,861)	(1,948,264)
Uncollectible accounts	527,545	634,256
Add back of unused provisions	448,056	832,704
Estimates resulting from business combinations (1)	(1,354,559)	-
Effect of translation into presentation currency	364,747	164,466
Total	(6,059,201)	(4,154,752)

(1)   See Note 15 – Business Combinations.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

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

Conditions of the balances and transaccions with related parties:

(1)	Business operations agreed upon Chilean peso with a payment condition usually up to 30 days.

(2)	Business operations agreed upon in foreign currencies and with a payment condition up to 30 days. Balances are presented at the closing exchange rate.

(3)

An agreement between the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. due to differences resulting from the contributions made by the latter. It establishes a 3% annual interest over capital, with annual payments to be made in eight instalments of UF 1,124 each. Beginning February 28, 2007 and UF 9,995 bullet payment at the last contribution date. In accordance with the contract, Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. renewed the contract for a period of nine years with maturing in the year 2023. Consequently, the UF 9,995 will be paid in nine equal and successive instalments of UF 1,200 each and a final payment of UF 2,050, beginning on February 28, 2015.

(4)

An agreement of grape supply between the subsidiary Compañía Pisquera de Chile S.A. and Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. These contracts stipulate a 3% annual interest on the capital, with a term of eight years, and annual payments to expire on the following dates: May 31, 2018, May 31, 2019 and May 31, 2020.

(5)	Business operations agreed upon in Chilean Pesos that will accrue a TAB interest rate to 30 days plus a spread of 0.78% annual.

The transaction table includes the main transactions made with related parties.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The detail of the accounts receivable and payable from related parties as of December 31, 2018 and 2017, are detailed as follows:

Accounts receivable from related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2018	As of December 31, 2017
							ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig	Chile	(1)	Chairman of CCU	Sales of products	CLP	-	1,207
6,372,368-1	Jean Paul Luksic	Chile	(1)	Director of company related to the controller	Sales of products	CLP	-	464
14,534,777-7	Hubert Porte	Chile	(1)	Director of company related to the controller	Sales of products	CLP	-	2,095
76,029,109-9	Inversiones Chile Chico Ltda.	Chile	(1)	Related to the controller's shareholder	Services provided	CLP	2,959	2,253
76,035,409-0	Cervecera Guayacán SpA.	Chile	(1)	Associate of subsidiary (until July 2018)	Sales of products	CLP	-	80,298
76,079,669-7	Minera Antucoya	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	161	355
76,111,872-2	Inversiones Tv Medios Ltda.	Chile	(1)	Related to the controller	Sales of products	CLP	33	-
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	51	-
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Services provided	CLP	51,667	40,965
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	153	-
76,363,269-5	Inversiones Alabama Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	738	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	141	-
76,481,675-7	Cervecería Szot SpA.	Chile	(1)	Associate of subsidiary	Services provided	CLP	2,869	-
76,481,675-7	Cervecería Szot SpA.	Chile	(1)	Associate of subsidiary	Sales of products	CLP	23,090	15,009
76,481,675-7	Cervecería Szot SpA.	Chile	(1)	Associate of subsidiary	Remittanse send	CLP	495	-
76,481,675-7	Cervecería Szot SpA.	Chile	(5)	Associate of subsidiary	Loan	CLP	50,000	-
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	24,029	-
76,727,040-2	Minera Centinela	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	608	781
76,806,870-4	Transacciones e Inv. Arizona S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	11	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	101,664	245,385
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Sales of products	CLP	1,222,832	667,195
78,105,460-7	Alimentos Nutrabien S.A.	Chile	(1)	Subsidiary of joint venture (until november 2018)	Sales of products	CLP	-	151
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation	Services provided	CLP	751,805	2,997,036
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation	Sales of products	CLP	-	402,666
81,148,200-5	Ferrocarril de Antofagasta a Bolivia S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	5,070	3,457
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Advance purchase	CLP	14,393	14,393
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Shareholder of subsidiary	Supply contract	UF	47,082	77,929
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	UF	32,149	31,191
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	1,478	-
90,081,000-8	Compañía Chilena de Fósforos S.A.	Chile	(1)	Shareholder of subsidiary (until January 2018)	Sales of products	CLP	-	2,893
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,264	165
91,021,000-9	Invexans S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	33	3,713
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's Shareholder	Sales of products	CLP	3,929	2,759
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	4,384	4,341
92,048,000-4	SAAM S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	149	83
93,920,000-2	Antofagasta Minerals S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	3,167	2,640
94,625,000-7	Inversiones Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	195,720	234,880
96,427,000-7	Inversiones y Rentas S.A.	Chile	(1)	Controller	Services provided	CLP	3,465	3,465
96,536,010-7	Inversiones Consolidadas Ltda.	Chile	(1)	Related to the controller	Sales of products	CLP	853	121
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	3,545	514
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Sales of products	CLP	-	76,635
96,645,790-2	Socofin S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	2,395
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	315	67
96,790,240-3	Minera Los Pelambres	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	300	659
96,819,020-2	Agrícola El Cerrito S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	11	-
96,847,140-6	Inmobiliaria Norte Verde S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	33	-
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Services provided	CLP	139,647	74,387
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Remittanse send	CLP	2,923	-
96,922,250-7	Agrícola Valle Nuevo S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	33	-
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	44,604	62,816
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Remittanse send	CLP	20,035	4,334
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Services provided	CLP	269,946	685,412
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Sales of products	CLP	11,071	16,654
96,951,040-5	Inversiones Rosario S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	22	-
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	(2)	Associate (until July 2018)	Sales of products	USD	-	30,791
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture	Sales of products	USD	9,480	9,248
0-E	Gráfica Editorial Intersudamericana S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Sales of products	PYG	-	220
0-E	Palermo S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Sales of products	PYG	-	8,247
0-E	Paraguay Soccer S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Sales of products	PYG	-	85
0-E	QSR S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Sales of products	PYG	434	410
Total							3,048,841	5,810,764

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2018	As of December 31, 2017
							ThCh$	ThCh$
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	UF	143,783	166,928
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Shareholder of subsidiary	Supply contract	UF	47,082	91,543
Total							190,865	258,471

Accounts payable to related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2018	As of December 31, 2017
							ThCh$	ThCh$
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	277,515	196,805
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	32,646	54,194
76,481,675-7	Cervecería Szot SpA.	Chile	(1)	Associate of subsidiary	Purchase of products	CLP	2,199	17,288
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	8,704	13,733
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Services received	CLP	92,129	106,671
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	4,218	-
78,105,460-7	Alimentos Nutrabien S.A.	Chile	(1)	Subsidiary of joint venture (until november 2018)	Purchase of products	CLP	-	543
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	1,160,168	958,293
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	417	37,433
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Purchase of products	CLP	44,239	139,373
92,048,000-4	SAAM S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	-	123
94,058,000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	1,711	2,025
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	736,974	1,595,771
94,625,000-7	Inversiones Enex S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	76	76
96,689,310-9	Transbank S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	5,868	3,462
96,798,520-1	Saam Extraportuarios S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	17,201	1,971
96,810,030-0	Radiodifusión SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	41,170	55,244
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	15,724	7,541
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Remittanse received	CLP	7,869	-
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	1,204,662	1,152,343
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty	CLP	109,091	-
96,953,410-K	Artikos Chile S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	-	137
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Services received	CLP	1,244	22,730
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Remittanse received	CLP	46,708	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	19,920	17,406
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Consignation sales	CLP	211,985	233,565
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	(2)	Associate (until July 2018)	Services received	USD	-	44,451
0-E	Ecor Ltda.	Bolivia	(2)	Related to the subsidiary's shareholder	Services received	BOB	11,879	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture	Services received	USD	24,449	14,199
0-E	Nestlé Waters Marketing & Distribution	France	(2)	Related to the subsidiary's shareholder	Purchase of products	Euros	12,256	-
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	License and technical assistance	Euros	120,726	66,583
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	USD	1,044,963	1,241,991
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	License and technical assistance	Euros	1,486,100	1,349,472
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	USD	12,879	2,586,380
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services received	USD	1,025	1,025
0-E	Banco Amambay S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	-	148
0-E	Banco BASA S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	18	-
0-E	Emprendimientos Hoteleros S.A.E.C.A	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	11,249	8,481
0-E	Gráfica y Editorial Intersuda S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Purchase of products	PYG	-	448
0-E	Watt's Alimentos S.A.	Paraguay	(2)	Related joint venture shareholder	Purchase of products	USD	106,531	92,566
0-E	Societé des Produits Nestlé S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Royalty	CHF	62,397	46,572
Total							6,936,910	10,069,043

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Most significant transactions and effects on results:

As of December 31, 2018 and 2017 the most significant transactions with related parties that are not subsidiaries of the Company and their effect on the Consolidated Statement of Income are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2018		2017
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
76,079,669-7	Minera Antucoya	Chile	Related to the controller's shareholder	Sales of products	2,045	1,636	1,501	1,200
76,178,803-5	Viña Tabali S.A.	Chile	Related to the controller's shareholder	Services provided	90,214	90,214	85,931	85,931
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Advertising	2,641,844	(2,641,844)	2,064,067	(2,064,067)
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	4,522,295	-	4,457,428	-
76,481,675-7	Cervecería Szot SpA.	Chile	Associate of subsidiary	Capital contribution	-	-	52,771	-
76,553,712-6	Heliservicios S.A.	Chile	Related to the controller	Services received	-	-	17,760	(17,760)
76,727,040-2	Minera Centinela	Chile	Related to the controller's shareholder	Sales of products	7,246	5,797	5,085	4,068
77,051,330-8	Cervecería Kunstmann Ltda	Chile	Related to non-controlling subsidiary	Services received	113,507	(113,507)	152,578	(152,578)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	773,056	589,466	640,590	484,283
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	5,777,863	3,466,718	4,807,422	2,884,453
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	405,845	(405,845)	355,279	(355,279)
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of subsidiary	Purchase of products	12,726,958	-	11,062,488	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of subsidiary	Services provided	2,756,584	2,756,584	3,154,653	3,154,653
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	990,073	-	818,433	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan	26,483	5,826	25,204	6,467
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of grape	5,358,014	-	4,855,607	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	768,325	-	637,313	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	3,731	2,985	4,727	3,782
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Supply contract	73,994	4,750	70,839	6,604
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	3,922,143	-	4,158,228	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's Shareholder	Sales of products	20,362	16,290	15,941	12,753
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	277,482	(277,482)	298,865	(298,865)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	227,106	(227,106)	260,177	(260,177)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	34,966	27,973	33,441	26,753
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	1,474,819	1,179,855	1,445,395	1,156,316
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Office lease	9,106	9,106	9,622	9,622
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	35,137,554	-	34,633,542	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	1,231,060,000	-	645,420,000	-
96,571,220-8	Banchile Corredora de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	1,220,115,263	1,225,263	654,640,312	720,312
96,591,040-9	Empresas Carozzi S.A	Chile	Related joint venture	Sales of products	35,820	28,656	91,198	72,958
96,657,690-7	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	1,095	876	1,150	920
96,657,690-7	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	87,394	(87,394)	83,946	(83,946)
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Commission	167,149	(167,149)	131,269	(131,269)
96,798,520-1	SAAM Extraportuario S.A	Chile	Related to the controller's shareholder	Services received	83,711	(83,711)	55,148	(55,148)
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services provided	470,325	(470,325)	391,598	(391,598)
96,919,980-7	Cervecería Austral S.A.	Chille	Joint venture	Dividends received	372,088	-	245,068	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	-	-	413,117	183,835
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	10,055,050	-	8,481,780	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	279,607	279,607	253,473	253,473
96,919,980-7	Cerveceria Austral S.A.	Chile	Joint venture	Royalty	329,276	(329,276)	333,356	(333,356)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	165,325	(165,325)	369,097	(369,097)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Transportation of securities	368,839	(368,839)	359,579	(359,579)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	42,723,097	6,622,290	63,548,208	5,500,174
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	247,781	198,225	219,821	175,857
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	323,366,723	-	2,146,826	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	321,199,617	334,173	2,155,817	3,596
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Remittanse send	-	-	717,900	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Services provided	444,677	444,677	731,310	731,310
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Purchase of products	11,590	(11,590)	15,329	(15,329)
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Consignation sales	3,029,169	-	2,804,870	-
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	Associate (until july 2018)	Sales of products	194,516	73,916	425,664	161,752
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	-	-	28,232,532	-
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	Joint venture	Capital contribution	59,505,559	-	21,080,358	-
0-E	Americas Distilling Investments	United States	Associate of subsidiary	Capital contribution	-	-	1,043,720	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	247,395	(247,395)	211,740	(211,740)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	432,639	-	306,553	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	9,609,913	(9,609,913)	11,051,487	(11,051,487)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	73,733	(73,733)	166,677	(166,677)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Sales of products	-	-	846,179	634,634
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	543,331	(543,331)	520,363	(520,363)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

As of December 31, 2017 and 2016 the most significant transactions with related parties that are not subsidiaries of the Company and their effect on the Consolidated Statement of Income are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2017		2016
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
76,079,669-7	Minera Antucoya	Chile	Related to the controller's shareholder	Sales of products	1,501	1,200	-	-
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Advertising	2,064,067	(2,064,067)	3,427,941	(3,427,941)
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller's shareholder	Services provided	85,931	85,931	52,470	52,470
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	4,457,428	-	4,132,618	-
76,481,675-7	Cervecería Szot SpA.	Chile	Associate of subsidiary	Capital contribution	52,771	-	-	-
76,553,712-6	Heliservicios S.A.	Chile	Related to the controller	Services received	17,760	(17,760)	-	-
76,727,040-2	Minera Centinela	Chile	Related to the controller's shareholder	Sales of products	5,085	4,068	-	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	152,578	(152,578)	83,220	(83,220)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	640,590	484,283	522,566	418,052
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	4,807,422	2,884,453	4,259,983	1,746,594
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	355,279	(355,279)	329,258	(329,258)
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of subsidiary	Services provided	3,154,653	3,154,653	3,234,158	3,234,158
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of subsidiary	Purchase of products	11,062,488	-	10,083,606	-
78,780,780-1	Operaciones y Servicios Enex Ltda.	Chile	Related to the controller's shareholder	Sales of products	-	-	224,387	183,997
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	818,433	-	633,668	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	637,313	-	599,123	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan	25,204	6,467	23,844	7,017
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of grape	4,855,607	-	4,255,971	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Supply contract	70,839	6,604	67,267	8,321
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	4,727	3,782	-	-
90,081,000-8	Compañía Chilena de Fósforos S.A.	Chile	Shareholder of subsidiary	Dividends paid	979,637	-	1,273,753	-
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	4,158,228	-	3,530,565	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's Shareholder	Sales of products	15,941	12,753	13,984	11,186
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	298,865	(298,865)	339,457	(339,457)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	260,177	(260,177)	100,146	(100,146)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	33,441	26,753	35,532	28,069
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	1,445,395	1,156,316	1,161,918	906,296
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Office lease	9,622	9,622	11,463	11,463
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	34,633,542	-	32,109,822	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	645,420,000	-	61,400,000	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	654,640,312	720,312	170,500,000	402,369
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	91,198	72,958	311,666	249,322
96,657,690-7	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	1,150	920	-	-
96,657,690-7	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	83,946	(83,946)	-	-
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Commission	131,269	(131,269)	104,193	(104,193)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	55,148	(55,148)	77,521	(77,521)
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services provided	391,598	(391,598)	380,129	(380,129)
96,919,980-7	Cervecería Austral S.A.	Chille	Joint venture	Dividends received	245,068	-	-	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	-	-	429,517	(429,517)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	8,481,780	-	5,438,419	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	413,117	183,835	62,444	27,788
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	253,473	253,473	234,327	234,327
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	333,356	(333,356)	-	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	63,548,208	5,500,174	35,318,178	2,006,627
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	369,097	(369,097)	529,138	(529,138)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	2,146,826	-	61,400,000	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Financial income	-	-	247,101	247,101
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Leasing paid	-	-	87,457	2,266
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Transportation of securities	359,579	(359,579)	282,267	(282,267)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	219,821	175,857	87,772	48,800
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Leasing paid	-	-	87,457	2,266
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	2,155,817	3,596	247,101	247,101
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Remittanse send	717,900	-	750,000	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Services provided	731,310	731,310	1,553,943	1,553,943
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Purchase of products	15,329	(15,329)	17,773	(17,773)
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Consignation sales	2,804,870	-	5,115,078	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Sales of products	-	-	5,973	2,745
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	Associate	Contribution of capital	-	-	2,174,370	-
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	Associate	Sales of products	425,664	161,752	396,076	150,509
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	28,232,532	-	22,943,861	-
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	Subsidiary of joint venture	Capital contribution	21,080,358	-	-	-
0-E	Americas Distilling Investments LLC	United States	Associate of subsidiary	Capital contribution	1,043,720	-	-	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	211,740	(211,740)	165,995	(165,995)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	306,553	-	-	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	11,051,487	(11,051,487)	9,445,557	(9,445,557)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Sales of products	846,179	634,634	161,220	120,915
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	166,677	(166,677)	82,475	(82,475)
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	520,363	(520,363)	432,535	(432,535)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

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

At the Board meeting held on May 9, 2018, and due to the resignation of the directors Messrs. Marc Busain and Didier Debrosse, both effective as of May 1, 2018, the Board of Directors appointed Messrs. Hemmo Parson and Rory Cullinan in these vacancies, until the next Ordinary Shareholders' Meeting, pursuant to article 32 of Law N ° 18,046. In addition, in said meeting, Mr. Carlos Molina was designated as Vice Chairman of the Board of Directors, in lieu of Mr. Marc Busain.

The Ordinary Shareholders´ Meeting held on April 11, 2018 resolved to maintain the remuneration of Directors of Compañía Cervecerías Unidas S.A. previously agreed at the Ordinary Shareholders´ Meeting held on April 12, 2017, which consists of a gross monthly fee for attendance to Board Meetings of UF 100 per Director, and UF 200 for the Chairman, independent of the number of meetings held within such period, plus an amount equivalent to 3% of the distributed dividends, for the whole Board, at a rate of one-ninth for each Director and in proportion to the time each one served as such during the year 2018. If the distributed dividends exceed 50% of the net profits, the Board of Directors’ variable remuneration shall be calculated over a maximum 50% of such profits.

Additionally, those Directors that are members of the Directors Committee receive a gross remuneration of UF 34 for each meeting they attend, plus the amount that, as the percentage of the dividends, is required to complete one third of the total remuneration a Director is entitled to pursuant to article 50 bis of Law Nº 18,046 and Regulation N° 1956 of the CMF. Directors that are members and observers of the Audit Committee receive a gross monthly remuneration of UF 25.

According to the above, as of December 31, 2018, the Directors received ThCh$ 3,263,451 (ThCh$ 3,146,516 in 2017 and ThCh$ 3,215,759 in 2016) in meeting attendance fees and dividend participation. In addition, ThCh$ 217,514 (ThCh$ 224,813 in 2017 and ThCh$ 212,665 in 2016) were paid as meeting attendance fees and dividend participation to the Senior Management of the Parent Company.

As of December 31, 2018, the remuneration corresponding to the key personal was ThCh$ 7,308,365 (ThCh$ 6,449,061 in 2017 and ThCh$ 7,565,658 in 2016). The Company grants annual discretionary and variable bonuses to the top key employees, which are not subject to an agreement and are decided on the basis of the compliance with individual and corporate goals and depending on the year results.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 12 Inventories

The inventories balances are detailed as follows:

	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Finished products	83,843,751	74,897,803
In process products	3,109,463	2,861,150
Raw material	127,732,091	114,911,632
In transit raw material	8,488,881	5,236,825
Materials and products	6,206,087	5,618,614
Realizable net value estimate and obsolescence	(1,318,036)	(1,538,133)
Total	228,062,237	201,987,891

The Company wrote off a total of ThCh$ 3,296,095, ThCh$ 2,981,075 and ThCh$ 2,012,748 against net realizable value and obsolescence for the years ended as of December 31, 2018, 2017 and 2016, respectively.

Additionally, the Company presents an estimate for inventory impairment which includes amounts related to low turnover, technical obsolescence and/or products recalled from the market.

The movement of net realizable value and obsolescence estimate is detailed as follows:

	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Initial balance	(1,538,133)	(2,337,354)
Inventories write-down estimation	(3,081,986)	(2,268,199)
Estimates resulting from business combinations (1)	(101,244)	-
Inventories recognised as an expense	3,296,095	2,981,075
Business combinations effect	107,232	86,345
Total	(1,318,036)	(1,538,133)

(1)   See Note 15 – Business Combinations.

As of December 31, 2018 and 2017, the Company does not have any inventory pledged as guarantee for financial obligations.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 13 Biological assets

The Company recorded under Current biological assets the agricultural activities (grapes) derived from production of plantations that will be destined to be an input to the following process of the wine production.

The costs associated to the agricultural activities (grapes) are accumulated to the harvest date.

The valuation of current biological assets is described in Note 2 - Summary of significant accounting policies, 2.10.

The movement of current biological assets is detailed as follows:

ThCh$
As of January 1 2017
Historic cost	7,948,379
Book Value	7,948,379

As of December 31, 2017
Acquisitions	18,440,177
Decreases due to harvesting	(18,230,868)
Changes	209,309
Book Value	8,157,688

As of December 31, 2017
Historic cost	8,157,688
Book Value	8,157,688

As of December 31, 2018
Acquisitions	20,871,261
Decreases due to harvesting	(20,634,418)
Other increases (decreases) (1)	95,342
Changes	332,185
Book Value	8,489,873

As of December 31, 2018
Historic cost	8,489,873
Book Value	8,489,873

(1) Mainly corresponds to the financial effect of the application IAS 29 “Financial reporting in hyperinflationary economies”. See Note 4 - Accounting changes, letter b).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 14 Non-current assets of disposal groups classified as held for sale

a)      International Business Operating segment

-

During September 2015, the Board of subsidiary Saenz Briones S.A. authorized the sale of property located in Luján de Cuyo city, Provincia de Mendoza, Argentina. At the date of issuance of these Financial Statements that property is the same condition.

b)      Wine Operating segment

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

-

During November 2015, the Board of subsidiary Viña Valles de Chile S.A. (legal and continuing successor of Viña Misiones de Rengo S.A.) authorized the sale of certain fixed assets located in Rengo city, Provincia de Cachapoal, Sexta Región. At the date of issuance of these Financial Statements this transaction is current.At the date of issuance of these Financial Statements this transaction is available for sale through a real estate broker specializing in this type of asset.

c)      Chile Operating segment

-

On January 7, 2016, the shareholders of Compañía Pisquera Bauzá S.A. signed an agreement in which Compañía Pisquera de Chile S.A. (“CPCh”) (subsidiary of Compañía Cervecerías Unidas S.A.) sold its interest of 49% to Agroproductos Bauzá S.A. The price of the transaction was an amount of UF 150,000 (equivalent to ThCh$ 3,844,364 on December 31, 2015).

-	In January 2016, the first payment was received for an amount of UF 20,000 (equivalents to ThCh$ 512,596 on January 8, 2016).

-

The account receivable balance as of December 31, 2017 is an amount of UF 90.000, plus its interest, bouth accounted as a non-current receivable (equivalents to ThCh$ 2,411,832). This amount will be paid in annual payments maturing in 2020. It is important to mention the payment with maturating in 2018 by UF 20.000 was paid in advance during May 2017 (equivalent to ThCh$ 578,958).

-	Previously, in October 2015, CPCh’s Board agreed to instruct the Management to obtain an agreement with Agroproductos Bauzá based on the terms which were reflected in the before mentioned transaction.

As described in Note 2 - Summary of significant accounting policies, 2.18, non-current assets of disposal groups classified as held for sale have been recorded at the lower of carrying amount and fair value less cost to sale.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Assets held for sale are detailed as follows:

Non-current assets of disposal groups classified as held for sale	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Land	1,894,078	1,786,879
Contructions	718,203	473,975
Machinerys	168,326	44,857
Total	2,780,607	2,305,711

Note 15 Business Combinations

a)  Bebidas Bolivianas BBO S.A.

      On May 7, 2014, the Company acquired 34% of the stock rights of Bebidas Bolivianas BBO S.A. a Bolivian closed stock company that produces soft drinks and beers in three factories located in the cities of Santa Cruz de la Sierra and Nuestra Señora de la Paz. The amount of this transaction was US$ 24.303.000, equivalents to ThCh$ 13,776,885. On December 9, 2015, the Company paid an increased of capital for an amount of US$ 2,720,000, equivalents to ThCh$ 1,921,245. On June 8, 2016 and November 17, 2016, the Company paid an increased of capital for an amount of US$ 2,221,696, equivalents to ThCh$ 1,510,420 and US$ 1,019,970, equivalents to ThCh$ 663,951, respectively. This transaction did not change the percentage of participation because both partners concurred with the same capital contributions.

      Subsequently, on August 9, 2018, the Company acquired an additional 17% of the shares of BBO for an amount of US$ 8,500,000, equivalents to ThCh$ 5,457,935, remaining with a 51% stake in BBO.

The Company has determinated the fair values of assets and liabilities for this business combination (see Note 1 – General information, letter D).

On September 20, 2018, the Company paid committed capital of US$ 1,530,029 (equivalent to ThCh$ 1,044,688) in BBO, since that both partners concurred with the same capital contributions, the percentages of participation were maintained.

b)  Cervecera Guayacán SpA.

On August 31, 2018, the subsidiary Cervecería Kunstmann S.A. (CK) acquired an additional 30.0004% of the stock rights of Cervecera Guayacán SpA., for an amount of ThCh$ 361,560, equivalent to 39,232 shares and the subscription and payment of ThCh$ 470,711, equivalent to 49,038 shares. As a consequence above mentioned CKhas the 50.0004% stake in Cervecera Guayacán SpA.

The Company has determinated the fair values of assets and liabilities for this business combination (see Note 1 – General information, letter D).

c)  Sajonia Brewing Company S.R.L.

On March 31, 2016, subsidiary Bebidas del Paraguay S.A. acquired 51% of the stock rights of Sajona Brewing Company S.R.L (Paraguayan company). The purpose of this company is the production and marketing of Sajonia brand beer. The amount of this transaction was ThCh$ 641,489 (equivalents to US$ 1,000,000).

The Company has determinated the fair values of assets and liabilities for this business combination (see Note 1 – General information, letter D).

It is expected that the acquisition of this company allows transforming the brand into a reference in the segment of craft beer, increasing its productive capability and distribution network, forming part of the brands portfolio of BBO and BdP. According with the above mentioned, BdP begins to participate in the production of beer, with its own brand and with great growth prospects.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

As of December 31, 2018, the Company has no other business combinations.

Note 16 Investments accounted for using equity method

Joint ventures and Associates

As of December 31, 2018 and 2017, the Company recorded investments qualifying as joint venture and associates.

The share value of investments in joint ventures and associates are detailed as follows:

	Percentage of participation	As of December 31, 2018	As of December 31, 2017
	%	ThCh$	ThCh$
Cervecería Austral S.A.	50,00	7,327,949	6,126,384
Foods Compañía de Alimentos CCU S.A.	50,00	12,012,276	5,792,242
Central Cervecera de Colombia S.A.S.	50,00	40,681,482	50,374,322
Zona Franca Central Cervecera S.A.S.	50,00	80,766,534	20,696,077
Total joint ventures		140,788,241	82,989,025
Bebidas Bolivianas BBO S.A. (1)	34,00	-	14,641,870
Other companies (2)		1,229,540	1,639,385
Total associates		1,229,540	16,281,255
Total		142,017,781	99,270,280

(1)   See Note 15 – Business combinations, letter a).

(2)   See Note 15 – Business combinations, letter b).

The above mentioned values include goodwill generated in the acquisition of the following joint venture and associate, which are presented net of any impairment loss:

	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Bebidas Bolivianas BBO S.A. (1)	-	8,294,324
Total	1,894,770	10,189,094

(1)   See Note 15 – Business combinations, letter a).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The result accrued in joint ventures and associates are detailed as follows:

	For the years ended as of December 31,
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Cervecería Austral S.A.	1,638,811	952,235	754,326
Foods Compañía de Alimentos CCU S.A.	792,376	165,905	(519,536)
Central Cervecera de Colombia S.A.S.	(11,804,950)	(8,646,651)	(3,969,699)
Zona Franca Central Cervecera S.A.S.	(391,465)	87,583	-
Total joint ventures	(9,765,228)	(7,440,928)	(3,734,909)
Bebidas Bolivianas BBO S.A. (1)	(921,812)	(1,459,916)	(1,805,548)
Other companies (2)	(128,480)	(13,253)	(20,065)
Total associates	(1,050,292)	(1,473,169)	(1,825,613)
Total	(10,815,520)	(8,914,097)	(5,560,522)

(1)   See Note 15 – Business combinations, letter a).

(2)   See Note 15 – Business combinations, letter b).

Changes in investments in joint ventures and associates are detailed as follows:

	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Balance at the beginning of year	99,270,280	64,404,946
Other payments to acquire interests in joint ventures	59,505,559	49,312,890
Cash flows used to purchase non-controlling interests	-	1,149,689
Participation in the joint ventures and associates (loss)	(10,815,520)	(8,914,097)
Dividends received	(423,994)	(353,150)
Business combinations (1)	(14,144,241)	-
Others	8,625,697	(6,329,998)
Total	142,017,781	99,270,280

(1)   See Note 15 – Business combinations, letter a) and b).

Significant matters regarding investments accounted for using the equity method are detailed as follows:

(1) Cervecería Austral S.A.

A closed stock company that operates as a beer manufacturing facility in the southern end of Chile, which is the southernmost brewery in the world.

(2) Foods Compañía de Alimentos CCU S.A. (Foods),

Foods, is a closed stock company that participated in the business of snacks and foods in Chile. At the end of 2015, Foods sold the Calaf and Natur brands to Empresas Carozzi S.A. In addition Foods was the main shareholder of Alimentos Nutrabien S.A. and owned the Nutra Bien brand. On December 17, 2018, Foods and subsidiary CCU Inversiones S.A. sold 100% of the shares of Alimentos Nutrabien S.A. to Ideal S.A.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

For the purposes above, previous associations involves the construction of a beer production plant, with an annual total capacity of 3,000,000 hectoliters.

The Parties will also invest in CCC and ZF CC an approximate amount of US$ 200,000,000 in equal parts, following a gradual investment plan agreed by the parties.

As of December 31, 2018 and 2017, the total amount contributed to CCC and ZF CC was US$ 236,857,949 (equivalents to ThCh$ 153,149,320) and US$ 144,740,179 (equivalents to ThCh$ 93,643,761).

The Company does not have any contingent liabilities related to joint ventures and associates as December 31, 2018.

As of December 31, 2018, 2017 and 2016, the significant items of the financial statements of 100% of joint ventures and associates are summarized as follows:

	Joint ventures	Joint ventures	Associates
	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$	ThCh$
Assets and Liabilities
Current assets	206,761,242	49,960,930	5,540,894
Non-current assets	246,997,507	150,837,264	26,609,731
Current liabilities	172,143,127	35,339,239	4,444,262
Non-current liabilities	2,893,856	1,994,220	9,037,112

	Joint ventures	Joint ventures	Associates	Joint ventures	Associates
	For the years ended as of December 31,
	2018	2017		2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income Statement (Summarized)
Net sales	70,296,729	57,417,288	19,760,918	63,926,397	19,733,853
Operating result	(21,173,985)	(18,606,383)	(4,086,973)	(11,913,526)	(4,159,093)
Net income for year	(19,886,274)	(14,352,788)	(4,462,733)	(7,287,727)	(4,712,596)
Other comprehensive income	(24,720,721)	(27,052,015)	(5,761,515)	(3,451,487)	(7,965,214)
Depreciation and amortization	(2,656,715)	(2,618,567)	(2,818,923)	(2,104,820)	(2,698,849)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 17  Intangible assets other than goodwill

The intangible assets movement are detailed as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2017
Historic cost	65,160,928	28,364,765	2,091,059	763,017	96,379,769
Accumulated amortization	-	(18,072,174)	-	(373,440)	(18,445,614)
Book Value	65,160,928	10,292,591	2,091,059	389,577	77,934,155

As of December 31, 2017
Additions	-	3,498,499	158,968	-	3,657,467
Divestitures (cost)	(226)	(103,675)	-	-	(103,901)
Divestitures (amortization)	-	103,675	-	-	103,675
Amortization of year	-	(2,873,115)	-	(173,294)	(3,046,409)
Conversion effect	(1,355,703)	(260,268)	-	(103,287)	(1,719,258)
Effect of conversion (amortization)	-	167,026	-	39,725	206,751
Changes	(1,355,929)	532,142	158,968	(236,856)	(901,675)
Book Value	63,804,999	10,824,733	2,250,027	152,721	77,032,480

As of December 31, 2017
Historic cost	63,804,999	31,499,321	2,250,027	659,730	98,214,077
Accumulated amortization	-	(20,674,588)	-	(507,009)	(21,181,597)
Book Value	63,804,999	10,824,733	2,250,027	152,721	77,032,480

As of December 31, 2018
Additions (1)	16,647,981	3,431,842	784,900	-	20,864,723
Additions for business combinations (cost) (2)	7,168,245	67,119	-	-	7,235,364
Divestitures (cost)	-	-	(92,415)	-	(92,415)
Amortization of year	-	(2,999,205)	-	(39,751)	(3,038,956)
Conversion effect	(1,251,533)	(164,197)	-	(44,251)	(1,459,981)
Effect of conversion (amortization)	-	(212,119)	-	(23,841)	(235,960)
Others increase (decreased) (3)	18,117,445	323,268	-	218,174	18,658,887
Changes	40,682,138	446,708	692,485	110,331	41,931,662
Book Value	104,487,137	11,271,441	2,942,512	263,052	118,964,142

As of December 31, 2018
Historic cost	104,487,137	35,157,353	2,942,512	833,653	143,420,655
Accumulated amortization	-	(23,885,912)	-	(570,601)	(24,456,513)
Book Value	104,487,137	11,271,441	2,942,512	263,052	118,964,142

(1) Corresponds mainly to the brands mentioned in Note 1 – General information, letter C).

(2) See Note 15 – Business combinations.

(3) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”. See Note 4 - Accounting changes, letter b).

There are no restrictions or pledges on intangible assets.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The cash generating unit associates to the trademarks are detailed as follows:

Segment	Cash Generating Unit	As of December 31, 2018	As of December 31, 2017
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	31,659,575	31,476,163
	Manantial S.A.	1,166,000	1,166,000
	Compañía Pisquera de Chile S.A.	1,363,782	1,363,782
	Cervecería Kunstmann S.A. (3)	1,091,223	286,518
	Sub-Total	35,280,580	34,292,463
International Business	CCU Argentina S.A. and subsidiaries (1)	36,807,884	3,735,289
	Marzurel S.A., Coralina S.A. and Milotur S.A.	2,651,576	2,639,301
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	3,558,832	3,356,895
	Bebidas Bolivianas BBO S.A. (2)	6,363,540	-
	Sub-Total	49,381,832	9,731,485
Wines	Viña San Pedro Tarapacá S.A.	19,824,725	19,781,051
	Sub-Total	19,824,725	19,781,051
Total		104,487,137	63,804,999

(1)   See Note 1 – General Information, letter C).

(2)   See Note 15 – Business combinations, letter a).

(3)   See Note 15 – Business combinations, letter b).

Management has not found any evidence of impairment of intangible assets. The same methodology described in Note 18 - Goodwill, has been used for trademarks with indefinite useful lives.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 18 Goodwill

The goodwill movements is detailed as follows:

Goodwill
ThCh$
As of January 1, 2017
Historic cost	96,926,551
Book Value	96,926,551

As of December 31, 2017
Conversion effect	(2,309,077)
Changes	(2,309,077)
Book Value	94,617,474

As of December 31, 2017
Historic cost	94,617,474
Book Value	94,617,474

As of December 31, 2018
Additions for business combinations (1)	10,832,577
Other increases (decreases) (2)	21,881,066
Conversion effect	(4,286,216)
Changes	28,427,427
Book Value	123,044,901

As of December 31, 2018
Historic cost	123,044,901
Book Value	123,044,901

(1) See Note 15 – Business combinations.

(2) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”. See Note 4 - Accounting changes, letter b).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Goodwill on investments acquired in business combinations is assigned as of the acquisition date to the Cash Generating Units (CGU), or group of CGUs that it is expected will benefit from the business combination synergies. The carrying amount of goodwill of the investments assigned to the CGUs within the Company’s segments is detailed as follows:

Segment	Cash Generating Unit	As of December 31, 2018	As of December 31, 2017
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	25,257,686	25,257,686
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	9,808,550	9,808,550
	Los Huemules S.R.L.	8,679	47,443
	Cervecería Kunstmann S.A. (1)	456,007	-
	Sub-Total	44,410,167	43,992,924
International Business	CCU Argentina S.A. and subsidiaries	24,863,266	5,355,254
	Marzurel S.A., Coralina S.A. and Milotur S.A.	4,839,916	6,956,760
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	5,236,732	5,896,392
	Bebidas Bolivianas BBO S.A. (2)	11,278,676	-
	Sub-Total	46,218,590	18,208,406
Wines	Viña San Pedro Tarapacá S.A.	32,416,144	32,416,144
	Sub-Total	32,416,144	32,416,144
Total		123,044,901	94,617,474

(1)   See Note 15 – Business combinations, letter b).

(2)   See Note 15 – Business combinations, letter a).

Goodwill assigned to the CGU is subject to impairment tests annually or with a higher frequency in case there are indications that any of the CGU could experience impairment. The recoverable amount of each CGU is determined as the higher of value in use or fair value less costs to sell. To determine the value in use, the Company has used cash flow projections over a 5-year span, based on the budgets and projections reviewed by Management for the same term and with an average grown-rate of 3%. The rates used to discount the projected cash flows reflect the market assessment of the specific risks related to the corresponding CGU. The pre-tax discount rates used range from a 8.99% to 13.28%. Given the materiality of the amounts involved, it was not considered relevant to describe additional information in this Note. A reasonable change in assumptions would not result in an impairment to goodwill.

As December 31, 2018, the Company has not identified any evidence of impairment of goodwill.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 19 Property, plant and equipment

Property, plant and equipment movements are detailed as follows:

	Land, buildings and contruction	Machinery and equipment	Bottles and containers	Other Equipment	Assets under contruction	Furniture, accesories and vehicles	Assets under finance lease	Under production vines	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2017
Historic cost	584,830,357	453,735,402	196,174,306	129,190,151	114,775,040	70,251,593	13,926,785	29,436,746	1,592,320,380
Accumulated depreciation	(162,399,793)	(259,578,488)	(115,697,641)	(86,460,883)	-	(48,764,711)	(1,351,211)	(13,962,931)	(688,215,658)
Book Value	422,430,564	194,156,914	80,476,665	42,729,268	114,775,040	21,486,882	12,575,574	15,473,815	904,104,722

As of December 31, 2017
Additions	-	-	-	-	118,850,131	-	-	-	118,850,131
Transfers	29,368,004	43,963,753	20,642,995	18,784,331	(124,150,216)	10,802,816	-	588,317	-
Conversion effect historic cost	(4,642,067)	(10,260,721)	(10,182,025)	(3,613,420)	(720,676)	(379,481)	(1,605)	(100,852)	(29,900,847)
Write off (cost)	(144,577)	(681,120)	(2,192,467)	(2,301,087)	-	(778,317)	-	-	(6,097,568)
Write off (depreciation)	122,890	609,546	1,942,571	2,241,388	-	613,585	-	-	5,529,980
Capitalized interests	-	-	-	-	1,042,045	-	-	-	1,042,045
Depreciation	(16,782,519)	(28,140,337)	(23,072,705)	(13,920,736)	-	(6,262,416)	(43,108)	(1,002,696)	(89,224,517)
Conversion effect depreciation	609,002	4,833,334	6,522,113	3,733,259	-	92,238	519	54,154	15,844,619
Others increase (decreased)	(101,686)	1,048,526	18,981	7,257	(1,189,435)	(35,064)	(138,391)	59,875	(329,937)
Divestitures (depreciation)	(434,512)	(322,483)	(45,081,934)	(27,295)	-	(614,206)	-	(521,685)	(47,002,115)
Divestitures (depreciation)	326,742	322,483	43,718,122	26,267	-	363,484	-	339,817	45,096,915
Changes	8,321,277	11,372,981	(7,684,349)	4,929,964	(6,168,151)	3,802,639	(182,585)	(583,070)	13,808,706
Book Value	430,751,841	205,529,895	72,792,316	47,659,232	108,606,889	25,289,521	12,392,989	14,890,745	917,913,428

As of December 31, 2017
Historic cost	608,854,028	485,770,049	159,541,057	142,280,575	108,606,889	79,120,713	13,816,109	29,367,600	1,627,357,020
Accumulated depreciation	(178,102,187)	(280,240,154)	(86,748,741)	(94,621,343)	-	(53,831,192)	(1,423,120)	(14,476,855)	(709,443,592)
Book Value	430,751,841	205,529,895	72,792,316	47,659,232	108,606,889	25,289,521	12,392,989	14,890,745	917,913,428

As of December 31, 2018
Additions	-	-	-	-	123,230,196	-	-	-	123,230,196
Additions of historic cost by business combination	12,734,666	7,481,173	4,940,095	3,656,444	99,432	824,392	-	-	29,736,202
Additions of acumulated depreciation by business combination	(762,783)	(7,432,623)	(2,384,378)	(2,509,968)	-	(752,521)	-	-	(13,842,273)
Transfers	39,838,515	45,234,574	26,616,253	16,798,523	(137,622,837)	6,919,683	-	2,215,289	-
Conversion effect historic cost	(5,754,382)	(14,801,093)	(20,321,228)	(6,309,411)	(1,509,220)	(583,483)	(10,977)	(159,909)	(49,449,703)
Write off (cost)	(72,907)	(2,578,367)	(3,449,791)	(13,306,471)	-	(1,797,179)	-	-	(21,204,715)
Write off (depreciation)	5,707	2,397,406	2,541,051	13,063,328	-	1,270,646	-	-	19,278,138
Capitalized interests	-	-	-	-	609,921	-	-	-	609,921
Depreciation	(17,056,082)	(27,288,968)	(23,911,356)	(14,882,856)	-	(6,023,071)	(21,175)	(1,017,002)	(90,200,510)
Conversion effect depreciation	707,133	6,290,990	12,688,447	5,358,799	-	285,779	2,406	92,393	25,425,947
Others increase (decreased) (1)	26,611,361	31,138,091	19,091,618	2,850,058	4,240,542	297,792	(43,183)	673,686	84,859,965
Divestitures (cost)	(2,476,636)	(790,001)	(5,687,343)	(2,573,198)	(226,716)	(4,051,693)	-	(1,206,401)	(17,011,988)
Divestitures (depreciation)	85,208	264,080	4,249,122	2,417,657	-	3,960,623	-	945,333	11,922,023
Changes	53,859,800	39,915,262	14,372,490	4,562,905	(11,178,682)	350,968	(72,929)	1,543,389	103,353,203
Book Value	484,611,641	245,445,157	87,164,806	52,222,137	97,428,207	25,640,489	12,320,060	16,434,134	1,021,266,631

As of December 31, 2018
Historic cost	679,853,030	551,888,633	180,757,354	143,550,263	97,428,207	80,841,052	13,842,797	30,862,740	1,779,024,076
Accumulated depreciation	(195,241,389)	(306,443,476)	(93,592,548)	(91,328,126)	-	(55,200,563)	(1,522,737)	(14,428,606)	(757,757,445)
Book Value	484,611,641	245,445,157	87,164,806	52,222,137	97,428,207	25,640,489	12,320,060	16,434,134	1,021,266,631

(1) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”. See Note 4 - Accounting changes, letter b).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The balance of the land at the end of each year is as follows:

	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Land	249,548,928	225,840,815
Total	249,548,928	225,840,815

Capitalized interest as of December 31, 2018, amounted ThCh$ 609,921 (ThCh$ 1,042,045 in 2017), using an annually capitalization rate of 3.71% (4.25% in 2017).

The Company, through its subsidiary Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land. The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of December 31, 2018, the Company maintained approximately 4,917 hectares of which 3,884 are for vines in production stage. Of the total hectares mentioned above, 3,546 correspond to own land and 338 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2018, the production plant vines yield approximately 52.4 million kilos of grapes (43.9 million kilos of grapes in 2017).

By the nature of business of the Company, in the value of the assets it is not considered to start an allowance for cost of dismantling, removal or restoration.

In relation to the impairment losses of property, plant and equipment, the Managment has not perceived evidence of impairment with respect to these at December 31, 2018.

The depreciation for the year ended as of December 31, 2018 and 2017, recognized in net incomes and other assets is as follows:

	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Recognized in net incomes	87,471,320	86,557,532
Recognized in others assets	2,729,190	2,666,985
Total	90,200,510	89,224,517

Assets under finance lease:

The carrying amount of land and buildings relates to finance lease agreements for the Company and its subsidiaries. Such assets will not be owned by the Company until the corresponding purchase options are exercised.

	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Land	3,266,096	3,215,075
Buildings	8,985,051	9,101,182
Machinery and equipment	68,913	76,732
Total	12,320,060	12,392,989

In Note 21 – Other financial liabilities, letter B) includes the detail of the lease agreements, and it also reconciles the total amount of the future minimum lease payments and their current value as regards such assets, the purchase options originated at CCU S.A. and Cervecería Kunstmann S.A.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 20 Investment Property

Investment property movements are detailed as follows:

	Lands	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2017
Historic cost	4,729,639	2,279,475	7,009,114
Depreciation	-	(755,287)	(755,287)
Book Value	4,729,639	1,524,188	6,253,827

As of December 31, 2017
Additions	-	17,588	17,588
Depreciation	-	(49,909)	(49,909)
Convertion effect (depreciation)	(270,804)	(165,236)	(436,040)
Conversion effect	-	30,893	30,893
Changes	(270,804)	(157,664)	(428,468)
Book Value	4,458,835	1,366,524	5,825,359

As of December 31, 2017
Historic cost	4,458,835	2,131,827	6,590,662
Depreciation	-	(765,303)	(765,303)
Book Value	4,458,835	1,366,524	5,825,359

As of December 31, 2018
Additions	-	3,613	3,613
Depreciation	-	(49,728)	(49,728)
Convertion effect (depreciation)	(429,377)	(269,737)	(699,114)
Conversion effect	-	68,416	68,416
Other increases (decreases) (1)	2,695,795	871,615	3,567,410
Changes	2,266,418	624,179	2,890,597
Book Value	6,725,253	1,990,703	8,715,956

As of December 31, 2018
Historic cost	6,725,253	2,737,318	9,462,571
Depreciation	-	(746,615)	(746,615)
Book Value	6,725,253	1,990,703	8,715,956

(1) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”. See Note 4 - Accounting changes, letter b).

Investment property includes twenty land properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes, with one land property, two offices and one apartment of them being leased and generating ThCh$ 158,235 revenue during year 2018 (ThCh$ 193,839 in 2017 and ThCh$ 251,545 in 2016). Additionally, there are three land properties in Argentina, which are leased and generated an income for ThCh$ 97,312 for year 2018 (ThCh$ 135,064 in 2017 and ThCh$ 131,389 in 2016). In addition, the expenses associated with such investment properties amounted to ThCh$ 50,874 for the year ended as of December 31, 2018 (ThCh$ 60,452 in 2017 and ThCh$ 71,090 in 2016).

The fair value, of investment property that represent 89% of the carrying amount is ThCh$ 13,332,435.

Management has not detected any evidence of impairment of investment property.

The Company does not maintain any pledge or restriction over investment property items.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 21 Other financial liabilities

Debts and financial liabilities classified according to the type of obligation and their classifications in the Consolidated Financial Statements are detailed as follows:

	As of December 31, 2018		As of December 31, 2017
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank borrowings (*)	38,160,178	75,200,804	24,623,746	73,886,831
Bonds payable (*)	4,081,175	135,281,303	3,306,135	69,476,612
Financial leases obligations (*)	365,972	17,546,162	176,586	17,638,289
Derivative financial instruments (**)	4,997,124	-	10,416,675	-
Derivative hedge liabilities (**)	1,194,502	157,028	1,840,188	-
Deposits for return of bottles and containers	13,967,995	-	13,228,328	-
Total	62,766,946	228,185,297	53,591,658	161,001,732

(*)  See Note 5 – Risk administration.

(**) See Note 7 – Financial instruments.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The maturities and interest rates of these obligations are detailed as follows:

Current loan and financial obligation

As of December 31, 2018:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	1,091	3,578	4,669	Monthly	4.87
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	-	10,535,493	10,535,493	At maturity	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	USD	-	5,670,991	5,670,991	At maturity	2.90
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	-	10,576,858	10,576,858	At maturity	2.96
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	11,007	-	11,007	At maturity	3.38
91,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	309,108	309,108	At maturity	4.56
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	326,560	-	326,560	At maturity	4.68
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	10,829	7,300	18,129	Monthly	5.48
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	13,500	40,500	54,000	Monthly	6.00
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	18,868	18,666	37,534	Monthly	5.88
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	22,500	67,500	90,000	Monthly	5.76
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	9,192	28,382	37,574	Monthly	6.12
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	28,669	64,826	93,495	Monthly	5.02
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	16,666	50,000	66,666	Monthly	4.44
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	20,833	62,501	83,334	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	73,030	224,475	297,505	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	41,700	125,100	166,800	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	39,951	90,476	130,427	Monthly	4.73
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	37,588	115,166	152,754	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	31,200	93,600	124,800	Monthly	5.16
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	45,100	-	45,100	At maturity	4.92
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	2,016,815	2,016,815	At maturity	3.98
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	6,536	-	6,536	At maturity	4.56
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	210,510	647,019	857,529	Monthly	5.02
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	1,026,099	1,026,099	At maturity	3.64
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	ARS	226,995	278,924	505,919	Monthly	32.50
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Galicia	Argentina	ARS	506,614	545,956	1,052,570	Quarterly	23.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Superville	Argentina	USD	-	210,829	210,829	At maturity	6.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	245,193	-	245,193	At maturity	6.20
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	-	208,701	208,701	At maturity	4.30
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	210,949	-	210,949	At maturity	5.25
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	210,101	-	210,101	At maturity	6.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	388,865	-	388,865	At maturity	49.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	-	643,278	643,278	Quarterly	68.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	-	136,453	136,453	Quarterly	68.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	-	116,959	116,959	Quarterly	68.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	-	38,986	38,986	Quarterly	68.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco BBVA	Argentina	ARS	736,905	-	736,905	At maturity	64.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	238,536	-	238,536	At maturity	66.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	38,735	-	38,735	Quarterly	5.00
0-E	Milotur S.A.	Uruguay	0-E	Banco Itaú	Uruguay	UI	110,633	326,783	437,416	Monthly	4.80
Sub-Total							3,878,856	34,281,322	38,160,178
Financial leases obligations
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	797	2,391	3,188	Monthly	17.00
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	87,629	267,426	355,055	Monthly	3.95
76,077,848-6	Cervecera Belga de la Patagonia S.A.	Chile	97,015,000-5	Banco Santander	Chile	UF	2,090	5,639	7,729	Monthly	6.27
Sub-Total							90,516	275,456	365,972
(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 7 – Financial instruments).

(*) See Note 5 – Risk administration non-discounted contractual cash flows.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 03/23/2009	Chile	UF	665,357	2,486,177	3,151,534	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	929,641	-	929,641	Semiannual	2.90
Sub-Total							1,594,998	2,486,177	4,081,175

(1)This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 7 – Financial instruments).

(*) See Note 5 – Risk administration non-discounted contractual cash flows.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

As of December 31, 2017:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	USD	-	4,961,271	4,961,271	At maturity	1.75
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	58,809	-	58,809	At maturity	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	4,238	4,839,005	4,843,243	At maturity	2.42
91,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	324,308	324,308	At maturity	4.56
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	17,425	29,507	46,932	Monthly	4.80
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	9,956	30,704	40,660	Monthly	5.48
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	13,500	40,500	54,000	Monthly	6.00
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	12,667	-	12,667	Monthly	7.59
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	19,170	42,000	61,170	Monthly	5.88
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	22,500	67,500	90,000	Monthly	5.76
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	37,500	-	37,500	Monthly	5.40
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	8,641	26,677	35,318	Monthly	6.12
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	20,028	61,526	81,554	Monthly	5.02
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	16,667	49,999	66,666	Monthly	4.44
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	20,834	62,500	83,334	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	69,530	213,527	283,057	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	41,700	125,100	166,800	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	38,678	86,121	124,799	Monthly	4.73
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	35,966	110,127	146,093	Monthly	4.42
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	326,560	-	326,560	At maturity	4.68
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	-	2,021,408	2,021,408	At maturity	5.35
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	16,600	-	16,600	At maturity	4.50
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	6,708	-	6,708	At maturity	4.68
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	200,248	614,849	815,097	Monthly	5.02
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	ARS	300,889	561,283	862,172	Monthly	26.63
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	ARS	80,679	26,371	107,050	Monthly	27.81
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Galicia	Argentina	ARS	925,670	1,594,645	2,520,315	Quarterly	23.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	ARS	3,944	1,975,917	1,979,861	At maturity	20.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Superville	Argentina	USD	-	185,739	185,739	At maturity	2.50
0-E	Finca La Celia S.A.	Argentina	0-E	Santander Río	Argentina	USD	184,728	-	184,728	At maturity	5.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Macro	Argentina	USD	-	185,339	185,339	At maturity	2.70
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Macro	Argentina	USD	-	184,652	184,652	At maturity	2.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	185,018	-	185,018	At maturity	2.55
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	-	215,408	215,408	At maturity	3.20
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	399,014	-	399,014	At maturity	31.77
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	292,589	-	292,589	At maturity	31.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	250,005	-	250,005	At maturity	31.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	-	67,356	67,356	Quarterly	25.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	-	674,403	674,403	Quarterly	27.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	-	66,398	66,398	Quarterly	26.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Comafi	Argentina	ARS	368,143	-	368,143	At maturity	24.50
0-E	Finca La Celia S.A.	Argentina	0-E	BBVA	Argentina	ARS	498,676	-	498,676	At maturity	32.00
0-E	Milotur S.A.	Uruguay	0-E	Banco Itaú	Uruguay	UI	403,857	288,469	692,326	Monthly	6.00
Sub-Total							4,891,137	19,732,609	24,623,746
Financial leases obligations
76,077,848-6	Cervecera Belga de la Patagonia S.A.	Chile	97,015,000-5	Banco Santander	Chile	UF	6,231	-	6,231	Monthly	6.27
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	14,986	47,281	62,267	Monthly	7.07
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	26,989	73,384	100,373	Monthly	4.33
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	577	-	577	Monthly	17.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	419	406	825	Monthly	17.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	1,561	4,752	6,313	Monthly	17.00
Sub-Total							50,763	125,823	176,586

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 7 – Financial instruments).

(*) See Note 5 – Risk administration non-discounted contractual cash flows.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond E	388 10/18/2004	Chile	UF	41,232	2,617,308	2,658,540	Semiannual	4.00
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 03/23/2009	Chile	UF	647,595	-	647,595	Semiannual	4.25
Sub-Total							688,827	2,617,308	3,306,135

(1)This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 7 – Financial instruments).

(*) See Note 5 – Risk administration non-discounted contractual cash flows.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Non-current loan and financial obligation

As of December 31, 2018:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	10,049	11,077	43,764	64,890	Monthly	4.87
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	8,059,332	-	-	8,059,332	At maturity	3.38
91,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	39,826,440	-	39,826,440	At maturity	4.56
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	16,000,000	-	16,000,000	At maturity	4.68
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	18,000	-	-	18,000	Monthly	6.00
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	22,500	-	-	22,500	Monthly	5.76
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	13,048	-	-	13,048	Monthly	6.12
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	52,210	-	-	52,210	Monthly	5.02
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	27,780	-	-	27,780	Monthly	4.44
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	48,610	-	-	48,610	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	41,300	-	-	41,300	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	51,671	-	-	51,671	Monthly	4.73
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	92,344	-	-	92,344	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	114,800	-	-	114,800	Monthly	5.16
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	4.92
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	400,000	-	-	400,000	At maturity	4.56
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	520,654	-	-	520,654	Monthly	5.02
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,743,952	1,743,952	3,487,900	6,975,804	Quarterly	5.00
0-E	Milotur S.A.	Uruguay	0-E	Banco Itaú	Uruguay	UI	871,421	-	-	871,421	Monthly	4.80
Sub-Total							14,087,671	57,581,469	3,531,664	75,200,804
Financial leases obligations
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	747,756	801,372	15,995,307	17,544,435	Monthly	3.95
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	1,727	-	-	1,727	Monthly	17.00
Sub-Total							749,483	801,372	15,995,307	17,546,162

(1)This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 7 – Financial instruments).

(*) See Note 5 – Risk administration non-discounted contractual cash flows.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 03/23/2009	Chile	UF	9,976,415	9,984,905	32,519,081	52,480,401	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 06/28/2018	Chile	UF	-	-	82,800,902	82,800,902	Semiannual	2.90
Sub-Total							9,976,415	9,984,905	115,319,983	135,281,303

(1)This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 7 – Financial instruments).

(*) See Note 5 – Risk administration non-discounted contractual cash flows.

As of December 31, 2017:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	10,183,293	-	-	10,183,293	At maturity	2.70
91,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	39,750,482	-	39,750,482	At maturity	4.56
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	17,624	-	-	17,624	Monthly	5.48
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	72,000	-	-	72,000	Monthly	6.00
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	32,667	-	-	32,667	Monthly	5.88
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	112,500	-	-	112,500	Monthly	5.76
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	50,621	-	-	50,621	Monthly	6.12
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	138,116	-	-	138,116	Monthly	5.02
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	94,445	-	-	94,445	Monthly	4.44
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	131,944	-	-	131,944	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	297,505	-	-	297,505	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	208,100	-	-	208,100	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	171,638	-	-	171,638	Monthly	4.73
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	245,098	-	-	245,098	Monthly	4.42
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	4.50
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	400,000	-	-	400,000	At maturity	4.68
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	1,378,183	-	-	1,378,183	Monthly	5.02
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	16,000,000	-	16,000,000	At maturity	4.68
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	ARS	748,377	-	-	748,377	Monthly	26.63
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Galicia	Argentina	ARS	1,854,238	-	-	1,854,238	Quarterly	23.00
Sub-Total							18,136,349	55,750,482	-	73,886,831
Financial leases obligations
76,077,848-6	Cervecera Belga de la Patagonia S.A.	Chile	97,015,000-5	Banco Santander	Chile	UF	-	6,991	-	6,991	Monthly	6.27
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	136,371	156,348	17,329,787	17,622,506	Monthly	7.07
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	8,792	-	-	8,792	Monthly	17.00
Sub-Total							145,163	163,339	17,329,787	17,638,289

(*) See Note 5 non-discounted contractual cash flows.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond E	388 10/18/2004	Chile	UF	5,327,846	5,359,626	5,359,627	16,047,099	Semiannual	4.00
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 03/23/2009	Chile	UF	7,258,889	9,702,632	36,467,992	53,429,513	Semiannual	4.25
Sub-Total							12,586,735	15,062,258	41,827,619	69,476,612

(1)This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 7 – Financial instruments).

(*) See Note 5 – Risk administration non-discounted contractual cash flows.

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 7.

The effective interest rates of bond obligations are as follows:

Bonds Serie E	4.51%
Bonds Serie H	4.27%
Bonds Serie J	2.89%

Debts and financial liabilities are stated in several currencies and they accrue fixed and variable interest rates. These obligations classified by currency and interest type (excluding the effect of cross currency interest rate swap agreements) are detailed as follows:

	As of December 31, 2018		As of December 31, 2017
	Fixed Interest Rate	Variable Interest Rate	Fixed Interest Rate	Variable Interest Rate
	ThCh$	ThCh$	ThCh$	ThCh$
US Dollar	17,333,622	8,070,339	6,102,155	4,843,243
Chilean Pesos	65,221,552	-	65,836,938	-
Argentinean Pesos	3,357,467	505,919	8,987,505	1,717,599
Unidades de Fomento	167,823,319	-	100,928,433	-
UI	1,308,837	-	692,326	-
Total	262,059,336	8,576,258	182,547,357	6,560,842

The terms and conditions of the main interest accruing obligations as of December 31, 2018, are detailed as follows:

A)    Bank Borrowings

Banco Estado – Bank Loans

a)

OnJuly 27, 2012, the subsidiary Compañía Pisquera Chile S.A. (CPCh) signed a bank loan with the Banco del Estado de Chile for a total of ThCh$ 16,000,000, for a period of 5 years, with maturity on July 27, 2017.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

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

      As of December 31, 2018, the Company was in compliance with the financial covenants and specific requirements of this loan.

b)   On April 25, 2012, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 500,000, at a fixed interest rate; maturing on April 25, 2013, the date on which it was renewed, maturing on April 25, 2014.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

Subsequently this loan was renewed for one year, maturing on April 25, 2014. It was renewed for one year, maturing on April 25, 2015. Subsequently this loan was renewed for one year, maturing on April 27, 2016.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

      On April 27, 2016, this loan was paid.

c)   On April 25, 2013, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 600,000, at a fixed interest rate; maturing on April 25, 2014.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

It was renewed for one year, maturing on April 25, 2015. Subsequently this loan was renewed for one year, maturing on April 27, 2016.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

On April 27, 2016, this loan was paid.

d)   On October 15, 2014, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of UF 380,000, maturing on October 15, 2019.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

e)   On July 15, 2015, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 4,000,000, at a fixed interest rate maturing on July 14, 2020.

The subsidiary amortizes interest and capital monthly until the end of the established term.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

f)    On May 26, 2016, the subsidiary Aguas CCU-Nestlé Chile S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 5,300,000, at a fixed interest rate, maturing on November 22, 2016.

The subsidiary amortizes interest and capital of a single payment at the end of the established term.

On November 22, 2016, this loan was paid.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

g)   On April 13, 2017, Compañía Cervecerías Unidas S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 40,000,000, at a fixed interest rate, maturing on April 13, 2022.

The Company amortizes interest semi-annually, and the capital amortization consists in a single payment at the end of the established term.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios:

a.   Maintain at the end of each semester an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Consolidated Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees issued by the Company and its subsidiaries that are cautioned by real guarantees, except as noted in the contract. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

b.   Maintain a Financial Expense Coverage measured at the end of each semester and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted ORBDA1 and Finance Costs account. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the costs and expenses.

c.    Maintain at the end of each semester, assets free of liens for an amount equal to at least 1.2, defined as the ratio of Total Assets free of lien and Finance Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Finance Debt free of lien are defined as the sum of Bank loan, Bonds payable and Lease obligations contained under Note Other financial liabilities.

d.   Maintain at the end of each semester a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

e.   To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Ltda. and Embotelladoras Chilenas Unidas S.A.

f.    Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectolitres a year.

g.   To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

As of December 31, 2018, the Company was in compliance with the financial covenants required for this loan.

h)   On July 3, 2017, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of US$ 8,000,000, at a fixed interest rate, maturing on July 3, 2018.

The subsidiary amortizes interest monthly, and capital amortization consists in a single payment at the end of the established term.

On July 3, 2018, this loan was paid.

i)    On April 23, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of US$ 8,000,000, at a fixed interest rate, maturing on April 23, 2019.

The subsidiary amortizes interest and capital amortization consists in a single payment at the end of the established term.

1 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F97

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

j)    On April 17, 2018, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 1,000,000, at a fixed interest rate, maturing on April 17, 2019.

The subsidiary amortizes interest and capital amortization consists in a single payment at the end of the established term.

k)   On April 26, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 3,500,000, at a fixed interest rate, maturing on May 25, 2018.

      On May 25, 2018 the loan was renewed, maturing on July 3, 2018.

The subsidiary amortizes interest and capital amortization consists in a single payment at the end of the established term.

On July 3, 2018, this loan was paid.

Banco de Chile – Bank Loans

a)

On July 11, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of US$ 4,436,100. It accrues interest at a compound floating rate Libor at 180 days plus a fixed margin, maturing on July 11, 2016.

The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

This debt was changed to Euros and a fixed interest rate through a currency US$-Euro and interest rate swap agreements (Cross Currency Interest Rate Swap). For details of the Company`s hedge strategies see Note 5 – Risk administration and Note 7 – Financial instruments.

On July 11, 2016, this loan was paid.

b)

On July 7, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of US$ 10,000,000. It accrues interest at a compound floating rate Libor at 180 days plus a fixed margin, maturing on July 7, 2016.

The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company`s hedge strategies see Note 5 – Risk administration andNote 7 – Financial instruments.

On July 7, 2016, this loan was paid.

c)	On July 7, 2016, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 7,271,000, at a fixed interest rate, maturing on July 3, 2017.

The subsidiary amortizes interest and capital consists in a single payment at the end of the established term.

This debt was changed to US$ and a fixed interest rate through a currency CLP-US$ and interest rate swap agreements (Cross Currency Interest Rate Swap). For details of the Company`s hedge strategies see Note 5 – Risk administration andNote 7 – Financial instruments.

On July 3, 2017, this loan was paid.

d)	On April 24, 2014, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 1,000,000, at a fixed interest rate, maturing on April 24, 2015.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The subsidiary amortizes interest and capital consists in a single payment at the end of the established term.

On April 24, 2015 the loan was renewed for a term of 1 year, maturing on April 21, 2016.

On April 22, 2016, this loan was paid.

e)	On April 20, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate, maturing on April 20, 2018.

The subsidiary amortizes interest and capital consists in a single payment at the end of the established term.

On April 20, 2018, the loan was renewed, maturing on July 19, 2018.

On July 19, 2018, the loan was renewed, maturing on July 19, 2021.

f)	On August 25, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 400,000, at a fixed interest rate, maturing on August 24, 2018.

The subsidiary amortizes interest and capital consists in a single payment at the end of the established term.

On August 24, 2018, the loan was renewed, maturing on August 24, 2020.

Scotiabank Chile – Bank Loans

a)  On September 4, 2014, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of US$ 638,674, at a fixed interest rate, maturing on September 4, 2016.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

On August 24, 2016, this loan was paid.

b)  On June 17, 2015, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Chile for a total of US$ 7,871,500. It accrues interest at a compound floating rate Libor at 90 days plus a fixed margin, with a term of three years maturing on June 18, 2018.

The subsidiary pays quarterly interest and amortization of capital consists of a single payment at the end of the deadline.

The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company’s hedge strategies see Note 5 – Risk aministration and Note 7 – Financial instruments.

On June 18, 2018, this loan was paid.

c)  On June 18, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Chile for a total of US$ 11,600,000, It accrues interest at a compound floating rate Libor at 90 days plus a fixed margin, with a term of three years maturing on June 18, 2021.

The subsidiary pays quarterly interest and amortization of capital consists of a single payment at the end of the deadline.

The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company’s hedge strategies see Note 5 – Risk aministration and Note 7 – Financial instruments.

d)  On April 24, 2015, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 1,000,000, at a fixed interest rate, with a term of one year maturity on April 22, 2016.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

On June 22, 2016, this loan was paid.

e)

On April 20, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 2,000,000, at a fixed interest rate, with a term of one year maturity on April 20, 2017.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

On April 20, 2017 the loan was renewed for a term of 2 years, maturing on April 20, 2019.

f)

On July 3, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Chile for a total of US$ 15,000,000, at a fixed interest rate, with a term of three years maturing on July 3, 2019.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

Scotiabank Azul Chile (Former Banco BBVA Chile) – Bank Loans

a)	On January 29, 2018, Compañía Cervecerías Unidas S.A. signed a bank loan with Scotiabank Azul Chile for a total of ThCh$ 60,000,000, at a fixed interest rate, maturing on May 29, 2018.

The Company amortizes interest monthly and capital consists in a single payment at the end of the established term.

On May 29, 2018, the loan was renewed, maturing on July 27, 2018.

On July 27, 2018, the loan was renewed, maturing on August 24, 2018.

On August 24, 2018, this loan was paid.

b)	On July 3, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Azul Chile for a total of ThCh$ 4,500,000, at a fixed interest rate, maturing on December 3, 2018.

The Company amortizes interest and capital consists in a single payment at the end of the established term.

On December 3, 2018, this loan was paid.

Banco Consorcio – Bank Loans

a)	On May 17, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Consorcio for a total of ThCh$ 6,000,000, at a fixed interest rate, maturing on July 3, 2018.

The Company amortizes interest monthly and capital consists in a single payment at the end of the established term.

On July 3, 2018, this loan was paid.

Banco BBVA Francés S.A. – Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

a)	On June 18, 2014, the subsidiary CICSA signed a bank loan with BBVA Bank for a total of 90 million argentinean pesos, maturing on November 18, 2017.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization quarterly.

On November 18, 2017, this loan was paid.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

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

This loan is guaranteed by CCU S.A., through a Stand By issued by the Banco del Estado de Chile to Banco de la Nación Argentina (seeNote 34 – Contingencies and commitments).

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

      On April 4, 2018, this loan was paid.

c)  On May 26, 2017, the subsidiary CICSA signed a bank loan for a total of 60 million of argentinean pesos, maturing on May 22, 2018.

This loan accrues a fixed interest at an annual rate of 20%. The subsidiary amortizes monthly interest and and capital amortization consists of a single payment at the end of the established term.

On May 22, 2018, this loan was paid.

Banco de Galicia y Buenos Aires S.A.; Banco Santander Río S.A. – Syndicated Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

This loan obliges the subsidiary to meet specific requirements and financial covenants related to their Consolidated Financial Statements, which according to agreement of the parties are as follows:

a.   Maintain a capability of repayment measure at the end of each quarter less than or equal to 3, calculated as the financial debt over Adjusted ORBDA2. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: Operating result before Interest, Income taxes, Depreciation and Amortization for the period of 12 months immediately prior to the date of calculation.

b.   Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 2.5, calculated as the ratio of Adjusted ORBDA (as defined in paragraph (a)) and Financial Costs account.

c.   Maintain at the end of each quarter an indebtedness ratio not higher than 1.5, defined as the ratio Financial Liabilities over the Equity  meaning the Equity at the time of calculation, as it arises from their Financial Statements and in accordance with generally accepted accounting principles in the Republic of Argentina.

d.   Maintain at the end of each quarter a minimum Equity of 600 million of argentinean pesos.

As of December 31, 2018, the Company was in compliance with the financial covenants and specific requirements of this loan.

Banco Mercantil Santa Cruz S.A. – Bank loans

a)  On June 26, 2017, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 68,877,500 Bolivian, at a fixed interest rate, maturing on May 1, 2027.

The subsidiary amortizes quarterly interest and and capital amortization begins on September 10, 2019 in a quarterly basis.

b)  On December 18, 2017, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 6,860,000 Bolivian, at a fixed interest rate, maturing on December 13, 2018.

      The subsidiary amortizes interest and capital quarterly.

      On September 14, 2018, the loan was paid.

c)  On May 14, 2018, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 6,860,000 Bolivian, at a fixed interest rate, maturing on May 9, 2019.

The subsidiary amortizes interest and capital quarterly.

On September 27, 2018, the loan was paid.

d)  On June 22, 2018, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 6,180,400 Bolivian, at a fixed interest rate, maturing on December 13, 2019.

The subsidiary amortizes interest and capital quarterly.

On September 20, 2018, the loan was paid.

2 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

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

On February 28, 2018, the Company carries out an amendment to the contract with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., recording a balance debt of UF 608,375, with 3.95% annual interest and maturity on February 5, 2048.

Subsidiary Finca La Celia S.A.

Type	Institution	Contract Date	Currency type or reset unit	Amount		Number of quotas	Anual Interest (%)
				Contract (Thousands)	Purchase option (UF)
Automotor	Banco Supervielle - Argentina	06-07-2017	ARS	9,963	398	36	17.00

As of December 31, 2018 future payments and the current value of finance lease obligations are detailed as follows:

Lease Minimum Future Payments	As of December 31, 2018
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	241,724	151,208	90,516
3 months to 1 year	725,183	449,727	275,456
Over 1 year to 3 years	1,911,683	1,162,200	749,483
Over 3 years to 5 years	1,909,956	1,108,584	801,372
Over 5 years	23,078,634	7,083,327	15,995,307
Total	27,867,180	9,955,046	17,912,134

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

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

On December 17, 2010, took place the Board of Bondholders Serie E, which decided to modify the issued Contract of those bonds in order to update certain references and adapt it to the new IFRS accounting standards. The amendment of the issued Contract is dated December 21, 2010 and has the repertory No. 35738-2010 in the Notary of Ricardo San Martín Urrejola. Because of these changes, the commitment of the Company is to comply with certain financial ratios that will be calculated only on the Consolidated Financial Statements. These financial ratios and other conditions are as follows:

a.   Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. Total Adjusted Liabilities is defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees granted by the Issuer or its subsidiaries that are cautioned by real guarantees, except as noted in the contract.  Total Adjusted Equity is defined as Total Equity plus Dividends provisioned, according to policy included in the Statement of Changes in Equity.

b.   Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted ORBDA3 and Financial Costs account. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the costs and expenses.

c.    Maintain at the end of each quarter, assets free of liens for an amount equal to at least 1.2, defined as the ratio of Total Assets free of lien and Total Adjusted Liabilities free of lien. Is defined as Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Total Adjusted Liabilities free of lien are defined as Total Liabilities less Dividends provisioned according to policy contained in the Statement of Changes in Equity.

d.   Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy contained in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

e.   To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Viña San Pedro Tarapacá S.A., except in the cases and under the terms established in the agreement.

f.    To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

g.  Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

h.   Neither sells nor transfer assets from the issuer and its subsidiaries representing over 25% of the assets total of the consolidated financial statements.

On October 8, 2018, the Company redeemed all of the Series E Bonds, before their scheduled maturity, in accordance with the provisions of: the Fifth Clause No. 10 and other applicable terms of the Issuance Contract; General Standard No. 30 of the CMF; and the Securities Market Law. The bonds were redeemed, according to the value of the Unidad de Fomento on the day of the early redemption, at the value equivalent to the unpaid balance of the capital, plus interest accrued and not

3 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

paid in the period comprised between the day following the expiration date of the last installment of interest paid and the date set for the redemption, amounting to a total of UF 659,199.6 (equivalent to ThCh$ 18,043,633).

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

a.

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

b.

Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted ORBDA[4] and Financial Costs account. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the cost and expenses.

c.

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

d.

Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

e.

To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A.

f.

Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectolitres a year, except in the cases and under the terms of the contract.

g.

To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

h.	Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

4 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The inflationary risk associated to the interest rate in which this Bond H is exposed, is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company’s hedge strategies see Note 5 – Risk administration and Note 7 – Finacial instruments.

As of December 31, 2018, the Company was in compliance with the financial covenants required for this public issue.

Series J Bonds – CCU S.A.

On June 28, 2018, CCU S.A. registered in the Securities Register, under the number 898, the issuance of its Series J Bond, bearer and dematerialized, for a total of UF 3 million with maturity on August 10, 2043. The Series J bonds will accrue on the unpaid capital expressed in Unidades de Fomento, an annual interest of 2.9%, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.4396% semi-annual. Interest will accrue as of August 10, 2018, will be paid semiannually as of February 10, 2019 and the capital will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as the representative of the bond holders and the payer bank and requires the Company to comply with the following financial indicators with respect to its Interim Consolidated Financial Statements and other specific requirements:

a.

Maintain at the end of each quarter a level of consolidated net financial debt, reflected in each of its quarterly Consolidated Financial Statements, not greater than 1.5 times, defined as the ratio between Net Financial Debt and Total Adjusted Equity. The Net Financial Debt is defined as the difference between / x / the unpaid amount of the "Financial Debt", that is, the sum of the accounts, current and non-current, Bank loans, Obligations with the public and Obligations for financial leases , contained in the Note Other financial liabilities, and / and / the balance of the item Cash and cash equivalents. Total Adjusted Equity, which is defined as the sum of / x / Total Equity and / and / the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts related to the provision of dividends, contained in the Consolidated Statement of Changes in the Issuer's Equity.

b.

The Issuer must maintain a consolidated financial expense coverage of not less than three times, defined as the ratio between ORBDA and Financial Expenses. ORBDA[5] is the sum of the accounts Gross margin and Other income per function, minus the accounts Distribution expenses, Administrative expenses and Other expenses per function and plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of twelve consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.

Maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of / i / the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and / ii / the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.

Maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: / a / Assets Free of Liens is the difference between / i / the Total Assets account in the Consolidated Statement of Financial Position, and / ii / the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and / b / Financial Debt is defined in the Issuance Contract.

e.

Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: / a / Cervecera CCU Chile Limitada and / b / Embotelladoras Chilenas Unidas S.A.

f.

Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and / or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary to maintain in Chile, directly and / or through one or more Subsidiaries, a nominal installed capacity for the production, without distinction of Beers and / or Analcoholic Beverages and / or Nectars and / or Mineral and / or Packaged Waters, hereinafter the "Essential Businesses" ", Equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

5 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

g.   To maintain, directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.   Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in the contract.

As of December 31, 2018, the Company was in compliance with the financial covenants required for this public issue.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

F) Conciliation of finance obligations of Cash Flows

	As of December 31, 2017	Flows			Accrual of interest	Change in foreing currency and unit per adjustment	Others	As of December 31, 2018
		Payments		Acquisitions
		Capital	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	24,623,746	(93,311,712)	(7,329,217)	92,806,210	7,751,402	(2,102,985)	15,722,734	38,160,178
Bond payable	3,306,135	(2,737,203)	(2,911,224)	-	3,882,088	90,527	2,450,852	4,081,175
Financial leases obligations	176,586	(1,071,050)	(1,919)	-	675,796	(56,632)	643,191	365,972
Total others financial liabililities current	28,106,467	(97,119,965)	(10,242,360)	92,806,210	12,309,286	(2,069,090)	18,816,777	42,607,325
Non current
Bank borrowings	73,886,831	(207,714)	-	8,703,343	-	396,858	(7,578,514)	75,200,804
Bond payable	69,476,612	(16,408,664)	-	82,498,034	-	2,914,363	(3,199,042)	135,281,303
Financial leases obligations	17,638,289	(6,412)	-	-	-	557,476	(643,191)	17,546,162
Total others financial liabililities non-current	161,001,732	(16,622,790)	-	91,201,377	-	3,868,697	(11,420,747)	228,028,269
Total other financial liabilities	189,108,199	(113,742,755)	(10,242,360)	184,007,587	12,309,286	1,799,607	7,396,030	270,635,594

	As of December 31, 2016	Flows			Accrual of interest	Change in foreing currency and unit per adjustment	Others	As of December 31, 2017
		Payments		Acquisitions
		Capital	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	39,079,561	(22,241,073)	(7,146,384)	16,927,169	7,492,719	(3,435,455)	(6,052,791)	24,623,746
Bond payable	3,250,023	-	(3,051,269)	-	3,166,139	52,599	(111,357)	3,306,135
Financial leases obligations	215,950	(1,405,266)	(8,422)	-	1,209,294	948	164,082	176,586
Total others financial liabililities current	42,545,534	(23,646,339)	(10,206,075)	16,927,169	11,868,152	(3,381,908)	(6,000,066)	28,106,467
Non current
Bank borrowings	29,606,398	(844,687)	-	40,850,000	(306,747)	(1,470,924)	6,052,791	73,886,831
Bond payable	70,836,716	(2,668,458)	-	-	-	1,196,997	111,357	69,476,612
Financial leases obligations	17,500,919	(8,962)	-	-	-	292,593	(146,261)	17,638,289
Total others financial liabililities non-current	117,944,033	(3,522,107)	-	40,850,000	(306,747)	18,666	6,017,887	161,001,732
Total other financial liabilities	160,489,567	(27,168,446)	(10,206,075)	57,777,169	11,561,405	(3,363,242)	17,821	189,108,199

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

	As of December 31, 2015	Flows			Accrual of interest	Change in foreing currency and unit per adjustment	Others	As of December 31, 2016
		Payments		Acquisitions
		Capital	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	27,714,998	(24,801,943)	(8,634,001)	19,345,325	8,655,483	(2,648,436)	19,448,135	39,079,561
Bond payable	3,155,239	-	(3,093,163)	-	3,216,241	15,879	(44,173)	3,250,023
Financial leases obligations	321,416	(1,530,851)	-	-	1,205,019	9,427	210,939	215,950
Total others financial liabililities current	31,191,653	(26,332,794)	(11,727,164)	19,345,325	13,076,743	(2,623,130)	19,614,901	42,545,534
Non current
Bank borrowings	48,335,093	(493,181)	-	3,804,384	58,219	(2,649,982)	(19,448,135)	29,606,398
Bond payable	71,352,994	(2,615,542)	-	-	-	2,055,091	44,173	70,836,716
Financial leases obligations	17,238,458	-	-	-	-	473,400	(210,939)	17,500,919
Total others financial liabililities non-current	136,926,545	(3,108,723)	-	3,804,384	58,219	(121,491)	(19,614,901)	117,944,033
Total other financial liabilities	168,118,198	(29,441,517)	(11,727,164)	23,149,709	13,134,962	(2,744,621)	-	160,489,567

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 22 Trade and other current payables

Trade and other payables are detailed as follows:

	As of December 31, 2018		As of December 31, 2017
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers	247,335,760	-	224,330,195	-
Notes payable	3,973,183	12,413	4,707,572	541,783
Trade an other current payables	251,308,943	12,413	229,037,767	541,783
Withholdings payable	52,071,225	-	52,643,786	-
Trade accounts payable withholdings	52,071,225	-	52,643,786	-
Total	303,380,168	12,413	281,681,553	541,783

Note 23 Other provisions

Provisions recorded in the consolidated statement of financial position are detailed as follows:

	As of December 31, 2018		As of December 31, 2017
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Litigation	405,069	488,562	349,775	950,920
Others	-	6,937,197	-	289,469
Total	405,069	7,425,759	349,775	1,240,389

The changes in provisions are detailed as follows:

	Litigation (1)	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2017	1,248,243	484,441	1,732,684
As of December 31, 2017
Incorporated	1,028,505	14,386	1,042,891
Used	(652,280)	-	(652,280)
Released	(81,249)	(142,291)	(223,540)
Conversion effect	(242,524)	(67,067)	(309,591)
Changes	52,452	(194,972)	(142,520)
As of December 31, 2017	1,300,695	289,469	1,590,164
As of December 31, 2018
Incorporated	560,355	6,731,027	7,291,382
Used	(344,749)	-	(344,749)
Released	(102,277)	(11,975)	(114,252)
Conversion effect	(520,393)	(71,324)	(591,717)
Changes	(407,064)	6,647,728	6,240,664
As of December 31, 2018	893,631	6,937,197	7,830,828

(1)    See Note 34 – Contingencies and commitments.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The maturities of provisions at December 31, 2018, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	405,069	-	405,069
Between two and five years	314,784	6,937,197	7,251,981
Over five years	173,778	-	173,778
Total	893,631	6,937,197	7,830,828

The maturities of provisions at December 31, 2017, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	349,775	-	349,775
Between two and five years	445,941	289,469	735,410
Over five years	504,979	-	504,979
Total	1,300,695	289,469	1,590,164

The provisions for Litigation and Other - current and non-current correspond to estimates made by the Administration, intended to cover eventual effects that may derive from the resolution of trials/claims or uncertainties to which the Company is exposed. Such trails/claims or uncertainties derive from transactions that are part of the normal course of CCU's business and the countries where it operates and whose details and scopes are not fully public knowledge, so that its detailed exposition could affect the interests of the Company and the progress of the resolution of these, according to the legal reserves of each administrative and judicial procedure. Therefore, based on the provisions of IAS 37 "Provisions, contingent liabilities and contingent assets", paragraph 92, although the amounts provisioned in relation to these trials/claims or uncertainties are indicated, no further detail of the same at the closing of these Financial Statements.

Significant litigation proceedings which the Company is exposed to at a consolidated level are detailed in
Note 34 – Contingencies and commitments.

Management believes that based on the development of such proceedings to date, the provisions established on a case by case basis are adequate to cover the possible adverse effects that could arise from these proceedings.

Note 24 Income taxes

Current tax assets

Taxes receivables are detailed as follows:

	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Refundable tax previous year	11,884,421	9,640,567
Taxes under claim (1)	968,195	968,195
Argentinean tax credits	440,172	4,813,614
Monthly provisions	3,686,905	12,537,248
Payment of absorbed profit provision	-	24,104
Other credits	322,736	44,150
Total	17,302,429	28,027,878

(1)   This item includes claims for refund of first category taxes (Provisional payment of absorved profit) for an amount of ThCh$ 968,195 that was presented in April 2014 from the commercial year 2013.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Current tax assets non current

Taxes receivables are detailed as follows:

	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Taxes under claim (1)	1,173,281	1,173,281
Others (2)	97,660	143,019
Total	1,270,941	1,316,300

(1)   This item includes claims for refund of first category taxes (Provisional payment of absorved profit) that was presented in April 2010 from the commercial year 2009.

(2)   Corresponds to the minimum presumed income tax of Argentine subsidiaries, whose recovery period is estimated to be more than one year.

Current tax liabilities

Taxes payable are detailed as follows:

	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Chilean Tax income (expense)	71,587,790	18,335,047
Monthly provisional payments	3,946,196	3,970,511
Chilean unique taxes	101,474	105,903
Other	249,989	115,173
Total	75,885,449	22,526,634

Tax expense

The income tax and deferred tax expense for the years ended as of December 31, 2018, 2017 and 2016, are detailed as follows:

	For the years ended as of December 31,
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Income as per deferred tax related to the origin and reversal of temporary differences	9,930,675	(500,800)	(878,629)
Prior year adjustments	484,985	569,212	3,838,136
Effect of change in tax rates	23,903	(50,071)	(856,612)
Tax benefits (loss)	(1,795,446)	611,282	(765,292)
Total deferred tax expense	8,644,117	629,623	1,337,603
Current tax expense	(144,929,220)	(47,841,130)	(31,285,976)
Prior period adjustments	158,286	(1,154,469)	(298,010)
Total expenses (income) for current taxes	(144,770,934)	(48,995,599)	(31,583,986)
(Loss) Income from income tax	(136,126,817)	(48,365,976)	(30,246,383)

Deferred taxes related to items charged or credited directly to the Consolidated Statement of Comprehensive Income are detailed as follows:

	For the years ended as of December 31,
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Net income from cash flow hedge	(16,196)	728	(20,648)
Actuarial gains and losses deriving from defined benefit plans	339,533	(47,228)	659,198
Charge to equity	323,337	(46,500)	638,550

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Effective Rate

The Company’s income tax expense as of December 31, 2018, 2017 and 2016 represents 29.71%, 24.62% and 17.80%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the years ended as of December 31,
	2018		2017		2016
	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %
Income before taxes	458,211,348		196,474,395		170,328,270
Income tax using the statutory rate	(123,717,064)	27.00	(50,100,971)	25.50	(40,878,785)	24.00
Adjustments to reach the effective rate
Tax effect of permanent differences, net	(14,596,485)	3.19	4,071,180	(2.07)	10,357,858	(6.10)
Effect of change in tax rate	23,903	(0.01)	(50,071)	0.03	(856,612)	0.50
Effect of tax rates in Argentina and Uruguay	1,519,558	(0.33)	(1,700,857)	0.86	(1,308,482)	0.80
Prior year adjustments	643,271	(0.14)	(585,257)	0.30	2,439,638	(1.40)
Income tax, as reported	(136,126,817)	29.71	(48,365,976)	24.62	(30,246,383)	17.80

Deferred taxes

Deferred tax assets and liabilities included in the Consolidated Financial Statements are detailed as follows:

	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Deferred taxes assets
Accounts receivable impairment provision	1,406,961	1,136,789
Other non-tax expenses	8,825,378	10,597,985
Benefits to staff	3,468,874	3,328,263
Inventory impairment provision	352,183	401,487
Severance indemnity	6,829,816	6,133,014
Inventory valuation	2,143,768	2,228,552
Intangibles	241,802	229,725
Other assets	10,639,754	10,436,908
Tax loss carryforwards	3,782,552	5,858,606
Total assets from deferred taxes	37,691,088	40,351,329

Deferred taxes liabilities
Property, plant and equipment depreciation	51,471,109	45,380,381
Agricultural operation expenses	7,150,018	7,130,896
Manufacturing indirect activation costs	5,743,496	5,258,290
Intangibles	16,614,440	11,736,406
Land	25,408,185	23,313,756
Other liabilities	2,112,923	1,530,382
Total liabilities from deferred taxes	108,500,171	94,350,111
Total	(70,809,083)	(53,998,782)

No deferred taxes have been recorded for temporary differences between the taxes and accounting value generated by investments in subsidiaries; consequently deferred tax is not recognized for the translation adjustments or investments in joint ventures and associates.

In accordance with current tax laws in Chile, tax losses do not expire and can be applied indefinitely. Argentina, Uruguay and Paraguay tax losses expire after 5 years and Bolivia tax losses expire after 3 years.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Changes in deferred tax assets are detailed as follows:

Movement of deferred tax	ThCh$
As of January 1, 2017	(54,950,823)
Deferred taxes from tax loss carry forwards absortion	629,623
Conversion effect	369,646
Deferred taxes against equity	(47,228)
Changes	952,041
As of December 31, 2017	(53,998,782)

As of January 1, 2018
Deferred taxes related to credited items (charged) directly to equity (1)	(24,537,164)
Deferred taxes from tax loss carry forwards absortion	8,644,117
Conversion effect	(967,300)
Deferred taxes against equity	339,533
Other deferred movements taxes	(289,487)
Changes	(16,810,301)
As of December 31, 2018	(70,809,083)

(1) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”. See Note 4 - Accounting changes, letter b).

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

Additionaly, in Argentina a Tax Reform No. 27,430 was approved by the government, which, amongst other measures, increases the excise tax on several beverages, including beer from 8% to 14% on the producer price, that applies as of March 1st, 2018, and also gradually reduces for the reporting year 2018 the corporate income tax rate from 35% to 25% (30% for the year 2018 and 2019, and 25% as the year 2020). The effects as of December 31st, 2017 were recognized, without affecting significantly the Consolidated Financial Statements. Additionally, on earnings distributed as dividends a retention will apply that will gradually increase from 0% to 13% (7% for the year 2018 and 2019, and 13% as the year 2020), applicable as of the reporting results 2018.

This law also provides an option to revalue fixed assets excluding vehicles, on their values as of December 31, 2017, and it must be applied to all assets that belong to the same category. This revaluation can then be deducted as depreciation or as a tax cost when the good is sold. In the case of annual recurring depreciation, the remaining useful life of the assets to be re-evaluated can never be less than 5 years. In the case of sale in the first two years, the value of the revaluation to be considered is reduced by 60% (first year) or 30% (second year). These revalued assets will also be updated by inflation beginning from January 2018. In order to qualify for this benefit, a special tax must be paid on the revaluation value for December 31, 2017, with a rate ranging from 8% to 10%, depending on the category to which the revalued asset belongs. The Company has decided to use this option. As a result of the above, the Company has determined to record, in these Consolidated Financial Statements, a Net gain equivalent to ThCh$ 6,821,753.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

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

The cost of such benefits is charged against income, in the “Personnel Expense” item.

As of December 31, 2018 and 2017, the total staff benefits recorded in the Consolidated Statement of Financial Position is detaileds as follows:

Employees’ Benefits	As of December 31, 2018		As of December 31, 2017
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Short term benefits	31,600,044	-	26,050,387	-
Employment termination benefits	194,119	26,901,088	182,106	23,517,009
Total	31,794,163	26,901,088	26,232,493	23,517,009

Employees’ Bonuses

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation. Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

The total short-term benefits recorded in the Consolidated Statement of Financial Position are detailed as follows:

Short-Term Employees’ Benefits	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Vacation	10,518,298	9,932,727
Bonus and compensation	21,081,746	16,117,660
Total	31,600,044	26,050,387

The Company records staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds. The discount rate in Chile was 5,69% (5,96% in 2017) and in Argentina 34,62% (24,55% in 2017).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The obligation recorded for severance indemnity is detailed as follows:

Severance Indemnity	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Current	194,119	182,106
Non-current	26,901,088	23,517,009
Total	27,095,207	23,699,115

The change in the severance indemnity is detailed as follows:

Severance Indemnity	ThCh$
Balance as of January 1, 2017	22,153,423
Current cost of service	1,942,099
Interest cost	1,850,598
Actuarial (Gain) losses	(99,357)
Paid-up benefits	(1,934,587)
Past service cost	604,337
Conversion effect	(694,189)
Others	(123,209)
Changes	1,545,692
As of December 31, 2017	23,699,115
Current cost of service	2,154,071
Interest cost	1,742,273
Actuarial (Gain) losses	1,322,754
Paid-up benefits	(1,640,831)
Past service cost	306,746
From combinations (1)	776,718
Conversion effect	(1,281,341)
Others	15,702
Changes	3,396,092
As of December 31, 2018	27,095,207

(1)   See Note 15 – Business combinations, letter a).

The figures recorded in the Consolidated Statement of Income, are detailed as follows:

Expense recognized for severance indemnity	For the years ended as of December 31,
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Current cost of service	2,154,071	1,942,099	1,650,484
Past service cost	306,746	604,337	342,039
Non-provided paid benefits	6,547,694	6,023,869	7,851,201
Other	175,005	269,377	1,114,112
Total expense recognized in Consolidated Statement of Income	9,183,516	8,839,682	10,957,836

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Actuarial Assumptions

As mentioned in Note 2 - Summary of significant accounting policies, 2.20, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation are detailed as follows:

Actuarial Assumptions			Chile		Argentina
			As of December 31, 2018	As of December 31, 2017	As of December 31, 2018	As of December 31, 2017

Mortality table			RV-2014	RV-2014	Gam,83	Gam '83
Annual interest rate			5,69%	5,96%	34,62%	24,55%
Voluntary employee turnover rate			1,9%	1,9%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Company’s needs rotation rate			5,3%	5,3%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Salary increase (*)			3,7%	3,7%	28,27%	18,68%
Estimated retirement age for (*)	Officers		60	60	60	60
	Other	Male	65	65	65	65
		Female	60	60	60	60

 (*) Average of the Company.

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1 percent on the discount rate:

Sensitivity Analysis	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	1,623,794	1,457,410
1% decrease in the Discount Rate (Loss)	(1,880,258)	(1,684,968)

Personnel expense

The amounts recorded in the Consolidated Statement of Income are detailed as follows:

Personal expense	For the years ended as of December 31,
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Salaries	159,246,822	151,944,702	145,766,757
Employees’ short-term benefits	31,528,110	27,588,955	23,189,206
Total expenses for short-term employee benefits	190,774,932	179,533,657	168,955,963
Employments termination benefits	9,183,516	8,839,682	10,957,836
Other staff expense	32,183,184	32,485,170	30,971,754
Total (1)	232,141,632	220,858,509	210,885,553

(1) See Note 29 – Natures of cost and expense.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 26 Other non-financial liabilities

The total Other non-financial liabilities are detailed as follows:

	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Parent dividend provisioned by the board	51,730,402	25,865,201
Parent dividend provisioned according to policy	101,714,994	38,938,475
Outstanding parent dividends	684,158	709,790
Subsidiaries dividends according to policy	7,502,145	8,758,691
Total dividends payable	161,631,699	74,272,157
Income received in advance (1)	2,497,811	-
Others	426,030	26,142
Total	164,555,540	74,298,299
Current	164,555,540	74,298,299
Total	164,555,540	74,298,299

(1)   See Note 1 – General information, letter C).

Note 27 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of December 31, 2018, December 31, 2017 and December 31, 2016, the Company’s capital shows a balance of ThCh$ 562,693,346, divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Deposcitary Shares), with an equivalence of two shares per ADS (See Note 1 – General information).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as of December 31, 2018 and 2017 and 2016.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The information used for the calculation of the income as per each basic and diluted share is as follows:

Income per share	For the years ended as of December 31,
	2018	2017	2016
Equity holders of the controlling company (ThCh$)	306,890,792	129,607,353	118,457,488
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Basic income per share (in Chilean pesos)	830.55	350.76	320.59
Equity holders of the controlling company (ThCh$)	306,890,792	129,607,353	118,457,488
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Diluted income per share (in Chilean pesos)	830.55	350.76	320.59

As of December 31, 2018, 2017 and 2016, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net income

In accordance with Circular No 1945 from the CMF on November 4, 2009, the Board of Directors agreed that the net distributable income for the year 2009 will be that reflected in the financial statements attributable to equity holders of the parents, without adjusting it. The above agreement remains in effect for the year ended December 31, 2018.

Dividends

The Company’s dividends policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of December 31, 2018, 2017 and 2016, the Company has distributed the following dividends:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share ($Ch)	Related to FY
250	01-06-2017	Interim	66.0000	2015
251	04-26-2017	Final	97.47388	2015
252	01-05-2018	Interim	66.0000	2016
253	04-26-2018	Final	110.32236	2016
254	01-05-2018	Interim	70.0000	2017
255	04-26-2018	Final	108.88833	2017
256	01-04-2019	Interim	140.0000	2018

On December 1, 2015, at the Ordinary Board Director Meeting it was agreed to pay the interim Dividend No. 250, amounting to ThCh$ 24,387,190 corresponding to Ch$66 per share. This dividend was paid on January 8, 2016.

On April 13, 2016, at the Shareholders Meeting it was agreed to pay the final Dividend No. 251, amounting toThCh$ 36,016,878 corresponding to Ch$ 97.47388 per share. This dividend was paid on April 22, 2016.

On December 6, 2016, at the Ordinary Board Director Meeting it was agreed to pay the interim Dividend No. 252, amounting to ThCh$ 24,387,190 corresponding to Ch$ 66 per share. This dividend was paid on January 6, 2017.

On April 12, 2017, at the Shareholders Meeting it was agreed to pay the final Dividend No. 253, amounting toThCh$ 40,764,427 corresponding to the 34.41% of Net income attibutable to Equity holders of the parent, equivalent to Ch$ 110.32236 per share. This dividend was paid on April 26, 2017.

On December 6, 2017, at the Ordinary Board Director Meeting it was agreed to pay the interim Dividend No. 254, amounting to ThCh$ 25,865,201 corresponding to Ch$ 70 per share. This dividend was paid on January 5, 2018.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

On April 11, 2018, at the Shareholders Meeting it was agreed to pay the final Dividend No. 255, amounting toThCh$ 40,234,551 corresponding to the 31.04% of Net income attibutable to Equity holders of the parent, equivalent to Ch$ 108.88833 per share. This dividend was paid on April 26, 2018.

On December 5, 2018, at the Ordinary Board Director Meeting it was agreed to pay the interim Dividend No. 256, amounting to ThCh$ 51,730,402 corresponding to Ch$ 140 per share. This dividend was paid on January 4, 2019.

Consolidated Statement of Comprehensive Income

Comprehensive income and expenses are detailed as follows:

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	63,008	(16,196)	46,812
Gains (losses) on exchange differences on translation (1)	37,990,079	-	37,990,079
Reserve of Actuarial gains and losses on defined benefit plans	(1,263,781)	339,533	(924,248)
Total comprehensive income As of December 31, 2018	36,789,306	323,337	37,112,643

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	(5,661)	728	(4,933)
Gains (losses) on exchange differences on translation (1)	(34,786,480)	-	(34,786,480)
Reserve of Actuarial gains and losses on defined benefit plans	19,669	(47,228)	(27,559)
Total comprehensive income As of December 31, 2017	(34,772,472)	(46,500)	(34,818,972)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	84,962	(20,648)	64,314
Conversion differences of subsidiaries abroad	(27,280,176)	-	(27,280,176)
Reserve of Actuarial gains and losses on defined benefit plans	(2,355,384)	659,198	(1,696,186)
Total comprehensive income As of December 31, 2016	(29,550,598)	638,550	(28,912,048)

(1)   These concepts will be reclassified to the Statement of Income when it’s settled.

The movement of comprehensive income and expense is detailed as follows:

a)   As of December 31, 2018:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves

	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(55,755,054)	63,008	(1,263,781)	(56,955,827)
Deferred taxes	-	(16,196)	339,533	323,337
Inflation adjustment of subsidiaries in Argentina	93,745,133	-	-	93,745,133
Total changes in equity	37,990,079	46,812	(924,248)	37,112,643
Equity holders of the parent	35,487,433	51,944	(882,063)	34,657,314
Non-controlling interests	2,502,646	(5,132)	(42,185)	2,455,329
Total changes in equity	37,990,079	46,812	(924,248)	37,112,643

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

b)   As of December 31, 2017:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves

	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(34,786,480)	(5,661)	19,669	(34,772,472)
Deferred taxes	-	728	(47,228)	(46,500)
Total changes in equity	(34,786,480)	(4,933)	(27,559)	(34,818,972)
Equity holders of the parent	(32,982,829)	(10,837)	(32,794)	(33,026,460)
Non-controlling interests	(1,803,651)	5,904	5,235	(1,792,512)
Total changes in equity	(34,786,480)	(4,933)	(27,559)	(34,818,972)

c)   As of December 31, 2016:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves

	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(27,280,176)	(399,559)	(2,355,384)	(30,035,119)
Deferred taxes	-	89,983	659,198	749,181
Reclassification to the result by function	-	484,521	-	484,521
Reclassification of deferred taxes related to other reserves	-	(110,631)	-	(110,631)
Total changes in equity	(27,280,176)	64,314	(1,696,186)	(28,912,048)
Equity holders of the parent	(25,123,546)	41,607	(1,623,299)	(26,705,238)
Non-controlling interests	(2,156,630)	22,707	(72,887)	(2,206,810)
Total changes in equity	(27,280,176)	64,314	(1,696,186)	(28,912,048)

Other Reserves

The reserves that are a part of the Company’s equity are as follows:

Currency Translation Reserves: This reserve originated from the translation of foreign subsidiaries’ and joint ventures financial statements which functional currency is different from the presentation currency of the Consolidated Financial Statements and inflation adjustment of subsidiaries in Argentina. As of December 31, 2018, 2017 and 2016, it amounts to a negative reserve of ThCh$ 118,054,328 ThCh$ 153,541,761 and ThCh$ 120,558,932, respectively.

Hedge reserve: This reserve originated from the hedge accounting application of financial liabilities. The reserve is reversed at the end of the hedge agreement, or when the transaction ceases qualifying hedge accounting, whichever is first. The reserve effects are transferred to income. As of December 31, 2018, 2017 and 2016, it amounts to a positive reserve of ThCh$ 80,188, ThCh$ 28,244 and ThCh$ 39,081  respectively, net of deferred taxes.

Actuarial gains and losses on defined benefit plans reserves: As of December 31, 2018, 2017 and 2016 the amount recorded is a negative reserve of ThCh$  4,840,574, ThCh$ 3,958,511 and ThCh$ 3,925,717, respectively, net of deferred taxes.

Other reserves: As of December 31, 2018, 2017 and 2016 the amount is a negative reserve of ThCh$ 28,233,512, ThCh$ 20,603,251 and ThCh$ 18,527,810, respectively. Such reserves relate mainly to the following concepts:

-     Adjustment due to re-assessment of fixed assets carried out in 1979 (increased for ThCh$ 4,087,396).

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

-

Difference in purchase of shares of the Alimentos Nutrabien S.A. made during year 2016 (decreased for ThCh$ 5,426,209). On December 17, 2018 Food's and subsidiary CCU Inversiones S.A. sold their participation over Alimentos Nutrabien S.A. The aforehead effect was accounted in result of the exercise.

-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2018 and 2017 (decreased for ThCh$ 13,054,114 and ThCh$ 2,075,441, respectively).

Note 28 Non-controlling Interests

Non-controlling Interests are detailed as follows:

a.   Equity

Equity	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	39,007,270	72,189,322
Bebidas del Paraguay S.A.	18,803,673	17,624,239
Aguas CCU-Nestlé Chile S.A.	24,118,966	20,347,714
Cervecería Kunstmann S.A.	8,118,212	6,684,320
Compañía Pisquera de Chile S.A.	5,109,395	4,898,600
Saenz Briones & Cía. S.A.I.C.	1,179,410	680,303
Distribuidora del Paraguay S.A.	4,445,452	2,806,825
Bebidas Bolivianas BBO S.A. (1)	7,075,032	-
Other	1,131,825	520,228
Total	108,989,235	125,751,551

(1)   See Note 15 – Business combinations, letter a).

b.   Result

	For the years ended as of December 31,
Result	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	7,587,140	7,814,358	8,377,672
Viña San Pedro Tarapacá S.A.	2,520,768	6,223,423	9,887,477
Cervecería Kunstmann S.A.	2,772,074	1,979,976	1,636,906
Compañía Pisquera de Chile S.A.	1,154,401	954,046	790,152
Saenz Briones & Cía. S.A.I.C.	42,787	33,027	11,184
Distribuidora del Paraguay S.A.	1,431,158	906,728	255,683
Bebidas del Paraguay S.A.	210,568	580,406	576,986
Bebidas Bolivianas BBO S.A. (1)	(552,816)	-	-
Other	27,659	9,102	88,339
Total	15,193,739	18,501,066	21,624,399

(1)   See Note 15 – Business combinations, letter a).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

c.    The Summarized financial information of non controlling interest is detailed as follows:

	As of December 31, 2018	As of December 31, 2017

	ThCh$	ThCh$
Assets and Liabilities
Current assets	711,482,809	610,476,810
Non-currente assets	829,511,196	746,352,848
Current liabilities	399,409,388	337,171,241
Non-current liabilities	149,602,171	159,841,007

Dividends paid	3,212,105	10,150,528

The main significant Non-controlling interest is represented by Viña San Pedro Tarapacá S.A. with the following balances:

	As of December 31, 2018	As of December 31, 2017

Assets and Liabilities

	ThCh$	ThCh$
Assets and Liabilities
Current assets	156,118,074	141,114,944
Non-currente assets	185,841,247	174,184,006
Current liabilities	80,877,682	63,872,711
Non-current liabilities	31,550,148	31,221,369

	For the years ended as of December 31,
Result	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Net sales	206,518,731	204,453,782	201,402,052
Net income of year	14,833,018	17,715,119	28,021,996

Dividends paid by Viña San Pedro Tarapacá S.A. amounted to ThCh$ 9,070,285, ThCh$ 13,602,317 and ThCh$ 17,682,375, for the years ended December 31, 2018, 2017 and 2016, respectively.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 29 Nature of cost and expense

Operational cost and expenses grouped by nature are detailed as follows:

	For the years ended as of December 31,
Costs and expenses by nature	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Direct cost	650,386,343	586,223,676	540,692,964
Personnel expense (1)	232,141,632	220,858,509	210,885,553
Transportation and distribution	243,907,283	235,265,049	230,047,942
Advertising and promotion	118,003,908	129,603,036	105,938,586
Depreciation and amortization	93,289,194	92,199,504	83,528,045
Materials and maintenance	46,610,947	46,172,647	47,102,582
Energy	29,309,465	25,940,847	24,444,163
Leases	17,727,367	15,929,047	16,294,896
Other expenses	111,639,503	117,992,179	104,455,411
Total	1,543,015,642	1,470,184,494	1,363,390,142

(1)   See Note 25 - Employee benefits.

Note 30 Other incomes by function

Other income by function is detailed as follows:

Other incomes by function	For the years ended as of December 31,
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Sales of fixed assets	2,464,820	1,641,317	2,605,720
Lease expense	266,335	535,555	382,934
Sale of glass	731,111	1,334,123	549,787
Claims recovery	831,230	761,290	589,396
Advance term license (1)	213,400,487	-	-
Other	10,761,071	2,445,617	1,016,317
Total	228,455,054	6,717,902	5,144,154

(1)    See brands in Note 1 – General information, letter C).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 31 Other Gains (Losses)

Other gains (losses) items are detailed as follows:

Other gain and (loss)	For the years ended as of December 31,
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Results derivative contracts (1)	5,108,327	(8,010,204)	(10,134,414)
Marketable securities to fair value	(132,420)	293,413	84,133
Other	(946,280)	-	1,704,374
Total	4,029,627	(7,716,791)	(8,345,907)

(1)  Under this concept the Company (payment) or received cash flows amounting to ThCh$ 7,508,815 (payment), ThCh$ 11,391,103 (payment) and ThCh$ 9,698,871 received, corresponding to 2018, 2017 and 2016, respectively, and these were recorded in the Consolidated Cash Flow Statement, under Operational activities, in line item Other cash movements.

Note 32 Financial results

The financial results composition is detailed as follows:

Financial results	For the years ended as of December 31,
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Finance income	15,794,456	5,050,952	5,680,068
Finance costs	(23,560,662)	(24,166,313)	(20,307,238)
Foreign currency exchange differences	3,299,657	(2,563,019)	456,995
Result as per adjustment units	742,041	(110,539)	(2,246,846)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 33 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	319,014,050	170,044,602
CLP	260,844,976	137,686,421
USD	19,026,630	5,178,619
Euros	954,640	182,966
ARS	33,207,046	17,983,303
UYU	548,975	718,348
PYG	2,495,748	7,758,211
BOB	1,259,765	-
Others currencies	676,270	536,734
Other financial assets	22,745,469	10,724,196
CLP	1,284,308	1,669,678
USD	20,990,836	8,992,300
Euros	438,369	44,126
Others currencies	31,956	18,092
Other non-financial assets	18,861,414	15,834,225
CLP	14,998,511	11,758,075
UF	282,494	275,568
USD	860,506	791,191
Euros	5,078	173,165
ARS	2,061,473	2,593,125
UYU	72,792	37,956
PYG	434,399	205,145
BOB	146,161	-
Trade and other current receivables	320,702,339	286,213,598
CLP	191,891,137	183,758,319
UF	1,394,916	138,261
USD	34,113,849	27,810,990
Euros	10,152,559	9,326,882
ARS	65,748,507	54,194,474
UYU	5,128,068	4,372,909
PYG	8,588,066	5,495,532
BOB	1,340,388	-
Others currencies	2,344,849	1,116,231
Accounts receivable from related parties	3,048,841	5,810,764
CLP	2,959,696	5,652,643
UF	79,231	109,120
USD	9,480	40,039
PYG	434	8,962
Inventories	228,062,237	201,987,891
CLP	181,084,437	166,761,797
USD	198,068	374,473
Euros	-	17,363
ARS	34,392,396	27,356,020
UYU	2,403,427	1,966,752
PYG	7,669,975	5,511,486
BOB	2,313,934	-
Biological assets	8,489,873	8,157,688
CLP	7,914,384	7,666,639
ARS	575,489	491,049
Current tax assets	17,302,429	28,027,878
CLP	13,262,197	21,407,803
ARS	3,922,627	6,620,075
UYU	117,605	-
Non-current assets of disposal groups classified as held for sale	2,780,607	2,305,711
CLP	1,884,958	2,046,178
ARS	895,649	259,533
Total current assets	941,007,259	729,106,553

CLP	676,124,604	538,407,553
UF	1,756,641	522,949
USD	75,199,369	43,187,612
Euros	11,550,646	9,744,502
ARS	140,803,187	109,497,579
UYU	8,270,867	7,095,965
PYG	19,188,622	18,979,336
BOB	5,060,248	-
Others currencies	3,053,075	1,671,057
Total current assets by currencies	941,007,259	729,106,553

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$
Non-current assets
Other financial assets	3,325,079	1,918,191
UF	3,325,079	1,918,191
Trade and other non-current receivables	3,363,123	3,974,395
CLP	88,306	190,015
UF	1,283,676	2,452,475
ARS	1,804,963	1,331,905
PYG	186,178	-
Other non-financial assets	5,007,150	4,644,827
CLP	4,278,605	3,493,654
USD	173,693	664,290
ARS	540,495	472,141
PYG	14,357	14,742
Accounts receivable from related parties	190,865	258,471
UF	190,865	258,471
Investments accounted for using the equity method	142,017,781	99,270,280
CLP	19,407,798	26,782,445
USD	122,031,829	72,128,873
ARS	578,154	358,962
Intangible assets other than goodwill	118,964,142	77,032,480
CLP	67,739,510	65,914,305
ARS	37,960,927	4,385,112
UYU	2,912,675	2,975,596
PYG	3,848,057	3,757,467
BOB	6,502,973	-
Goodwill	123,044,901	94,617,474
CLP	75,577,909	76,119,432
USD	22,298,304	12,853,153
ARS	24,889,792	5,381,779
PYG	278,896	263,110
Property, plant and equipment (net)	1,021,266,631	917,913,428
CLP	830,151,351	808,313,408
USD	-	1,681
Euros	-	94,776
ARS	142,669,147	78,183,157
UYU	14,890,634	14,739,411
PYG	18,030,887	16,580,995
BOB	15,524,612	-
Investment property	8,715,956	5,825,359
CLP	4,332,690	4,862,410
ARS	4,383,266	962,949
Deferred tax assets	37,691,088	40,351,329
CLP	32,989,545	36,530,783
ARS	2,955,530	3,601,765
UYU	223,831	180,761
PYG	47,456	38,020
BOB	1,474,726	-
Current tax assets non current	1,270,941	1,316,300
CLP	1,172,749	1,173,281
ARS	98,192	143,019
Total non-current assets	1,464,857,657	1,247,122,534

CLP	1,035,738,463	1,023,379,733
UF	4,799,620	4,629,137
USD	144,503,826	85,647,997
Euros	-	94,776
ARS	215,880,466	94,820,789
UYU	18,027,140	17,895,768
PYG	22,405,831	20,654,334
BOB	23,502,311	-
Total non-current assets by currencies	1,464,857,657	1,247,122,534

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of December 31, 2018		As of December 31, 2017
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	11,197,060	51,569,886	16,761,881	36,829,777
CLP	1,579,060	19,510,742	1,621,976	17,844,529
UF	1,695,546	13,302,035	823,223	2,798,184
USD	4,509,884	16,667,379	10,096,603	10,571,414
Euros	1,153,302	-	694,056	355,650
ARS	2,098,712	1,762,947	3,122,166	4,971,531
UI	110,633	326,783	403,857	288,469
BOB	38,735	-	-	-
Others currencies	11,188	-	-	-
Trade and other current payables	297,834,912	5,545,256	280,932,266	749,287
CLP	177,575,915	1,796,915	169,971,096	-
UF	-	-	5,847	-
USD	43,335,127	2,746,757	34,814,603	498,752
Euros	4,921,252	974,462	6,030,900	250,535
ARS	63,786,646	612	65,677,731	-
UYU	2,202,163	-	1,978,456	-
PYG	2,367,325	26,444	2,179,652	-
BOB	3,302,514	-	-	-
Others currencies	343,970	66	273,981	-
Accounts payable to related parties	6,651,051	285,859	10,069,043	-
CLP	4,042,438	-	4,616,727	-
USD	903,988	285,859	3,980,612	-
Euros	1,619,082	-	1,416,055	-
PYG	11,267	-	9,077	-
BOB	11,879	-	-	-
Others currencies	62,397	-	46,572	-
Other current provisions	271,812	133,257	297,500	52,275
CLP	5,380	133,257	-	52,275
ARS	266,432	-	297,500	-
Current tax liabilities	56,895,995	18,989,454	18,162,016	4,364,618
CLP	3,932,875	18,989,454	5,663,732	4,364,618
ARS	52,201,867	-	12,383,112	-
UYU	249,988	-	115,172	-
PYG	511,265	-	-	-
Provisions for employee benefits	16,181,182	15,612,981	25,751,992	480,501
CLP	5,530,208	15,612,981	17,619,085	480,501
ARS	9,839,822	-	7,521,224	-
UYU	383,167	-	335,454	-
PYG	271,167	-	276,229	-
BOB	156,818	-	-	-
Other non-financial liabilities	2,479,960	162,075,580	25,891,422	48,406,877
CLP	-	162,075,580	25,865,201	48,406,877
USD	2,467,789	-	-	-
ARS	12,171	-	26,221	-
Total current liabilities	391,511,972	254,212,273	377,866,120	90,883,335

CLP	192,665,876	218,118,929	225,357,817	71,148,800
UF	1,695,546	13,302,035	829,070	2,798,184
USD	51,216,788	19,699,995	48,891,818	11,070,166
Euros	7,693,636	974,462	8,141,011	606,185
ARS	128,205,650	1,763,559	89,027,954	4,971,531
UYU	2,835,318	-	2,429,082	-
PYG	3,161,024	26,444	2,464,958	-
UI	110,633	326,783	403,857	288,469
BOB	3,509,946	-	-	-
Others currencies	417,555	66	320,553	-
Total current liabilities by currency	391,511,972	254,212,273	377,866,120	90,883,335

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of December 31, 2018			As of December 31, 2017
	More than 1 year until 3 years	More than 3 year until 5 years	Over 5 years	More than 1 year until 3 years	More than 3 year until 5 years	Over 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Other financial liabilities	24,970,597	68,367,746	134,846,954	30,868,247	70,976,079	59,157,406
CLP	3,412,966	55,837,517	43,764	5,332,817	55,750,482	-
UF	10,724,171	10,786,277	131,315,290	22,924,023	15,225,597	59,157,406
USD	8,059,332	-	-	-	-	-
Euros	157,028	-	-	-	-	-
ARS	1,727	-	-	2,611,407	-	-
UI	871,421	-	-	-	-	-
BOB	1,743,952	1,743,952	3,487,900	-	-	-
Trade and other non-current payables	5,142	-	7,271	541,783	-	-
CLP	-	-	7,271	404,081	-	-
UF	-	-	-	7,068	-	-
USD	-	-	-	130,634	-	-
BOB	5,142	-	-	-	-	-
Other non- current provisions	239,300	281,654	6,904,805	735,410	-	504,979
CLP	19,056	-	6,731,027	57,252	-	-
ARS	81,026	281,654	173,778	544,254	-	504,979
UYU	139,218	-	-	133,904	-	-
Deferred tax liabilities	23,241,269	14,084,656	71,174,246	27,074,149	9,333,081	57,942,881
CLP	20,302,096	12,761,025	56,936,976	26,303,193	8,892,998	53,811,477
ARS	2,839,763	1,315,431	10,490,282	735,208	431,503	2,703,872
UYU	46,754	-	897,718	-	-	989,517
PYG	52,656	8,200	422,346	35,748	8,580	438,015
BOB	-	-	2,426,924	-	-	-
Provisions employee benefits	1,258,674	-	25,642,414	301,903	-	23,215,106
CLP	-	-	22,959,627	-	-	20,052,918
ARS	-	-	2,682,787	-	-	3,162,188
PYG	391,302	-	-	301,903	-	-
BOB	867,372	-	-	-	-	-
Total non-current liabilities	49,714,982	82,734,056	238,575,690	59,521,492	80,309,160	140,820,372

CLP	23,734,118	68,598,542	86,678,665	32,097,343	64,643,480	73,864,395
UF	10,724,171	10,786,277	131,315,290	22,931,091	15,225,597	59,157,406
USD	8,059,332	-	-	130,634	-	-
Euros	157,028	-	-	-	-	-
ARS	2,922,516	1,597,085	13,346,847	3,890,869	431,503	6,371,039
UYU	185,972	-	897,718	133,904	-	989,517
PYG	443,958	8,200	422,346	337,651	8,580	438,015
UI	871,421	-	-	-	-	-
BOB	2,616,466	1,743,952	5,914,824	-	-	-
Total non-current liabilities by currency	49,714,982	82,734,056	238,575,690	59,521,492	80,309,160	140,820,372

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 34 Contingencies and Commitments

Operating lease agreements

The total amount of the Company’s obligations with third parties relating to lease operating and services agreements that can not be terminated is detailed as follows:

Lease operating and services agreements not to be terminated	As of December 31, 2018
ThCh$
Within 1 year	56,311,446
Between 1 and 5 years	59,404,285
Over 5 years	22,661,389
Total	138,377,120

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of December 31, 2018 is detailed as follows:

Purchase and supply agreements	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	232,661,581	13,324,315
Between 1 and 5 years	839,140,078	15,158,909
Over 5 years	237,038,942	236,222
Total	1,308,840,601	28,719,446

Capital investment commitments

As of December 31, 2018, the Company had capital investment commitments related to Property, Plant and Equipment and Intangibles (software) for approximately ThCh$ 39,412,982.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000. Those losses contingencies for which an estimate cannot be made have been also considered.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Trials and claim

Subsidiary	Court	Description	Status	Estimated accrued loss contingency
Comercial CCU S.A.	Labour Court.	Labor trial.	Appeal of first instance verdict.	ThCh$ 17,604
Comercial CCU S.A.	Labour Court.	Labor trial.	Appeal of first instance verdict.	ThCh$ 21,268
Comercial CCU S.A.	Labour Court.	Labor trial.	Appeal of first instance verdict.	ThCh $ 26,027
Viña San Pedro Tarapacá S.A.	Labour Court.	Labor trial.	Execution phase.	ThCh$ 15,000
Compañía Industrial Cervecera S.A. (CICSA)	Labur Court.	Labor trial.	Evidentiary stage.	US$ 17,000
Compañía Industrial Cervecera S.A. (CICSA)	Labur Court.	Labor trial.	Ruling enforcement.	US$ 18,000
Compañía Industrial Cervecera S.A. (CICSA)	Commercial Court.	Distributor claim for to the termination of distribution agreeent.	Evidentiary stage.	US$ 38,000
Compañía Industrial Cervecera S.A. (CICSA)	Labur Court.	Labor trial.	Evidentiary stage.	US$ 36,000
Compañía Industrial Cervecera S.A. (CICSA)	Labur Court.	Labor trial.	Evidentiary stage.	US$ 39,000
Compañía Industrial Cervecera S.A. (CICSA)	Labur Court.	Labor trial.	Evidentiary stage.	US$ 37,000
Compañía Industrial Cervecera S.A. (CICSA)	Labur Court.	Labor trial.	Evidentiary stage.	US$ 35,000
Compañía Industrial Cervecera S.A. (CICSA)	Labur Court.	Labor trial.	Evidentiary stage.	US$ 24,000

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Subsidiary	Court	Description	Status	Estimated accrued loss contingency
Compañía Industrial Cervecera S.A. (CICSA)	Labur Court.	Labor trial.	Evidentiary stage.	US$ 39,000
Compañía Industrial Cervecera S.A. (CICSA)		Several Tax claims.	Evidentiary stage.	US$ 383,000
Saenz Briones & Cía S.A.I.C.	Labur Court.	Labor trial.	Evidentiary stage.	US$ 51,000
Saenz Briones & Cía S.A.I.C.	Labur Court.	Labor trial.	Evidentiary stage.	US$ 42,000
Saenz Briones & Cía S.A.I.C.	Labur Court.	Labor trial.	Evidentiary stage.	US$ 18,000

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 893,631 and ThCh$ 1,300,695, as of December 31, 2018 and 2017, respectively (See Note 23 – Other provisions).

Tax processes

At the date of issue of these consolidated financial statements, there is no tax litigation that involves significant passive or taxes in claim different to mentioned in Note 24 – Income Tax.

Guarantees

As of December 31, 2018, CCU and its subsidiaries have not granted direct guarantees as part of their usual financing operations. However, indirect guarantees have been constituted, in the form of stand-by and general security product of financing. The main terms of the indirect guarantees constituted are detailed below:

The loan obtained by the subsidiary CICSA in Argentina, as described in Note 21- Other financial liabilities, is guaranteed by CCU S.A. through a stand- by unrestricted issued by Banco del Estado de Chile:

Institution	Amount	Due date
Banco de la Nación Argentina S.A.	US$ 2,000,000	December 26, 2019

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The subsidiary Finca La Celia S.A. maintains financial debt with local banks in Argentina, guaranteed by VSPT through stand-by letters issued by Banco del Estado de Chile and they are within the financing policy framework approved by VSPT Board of Directors, according to the following detail:

Institution	Amount	Due date
Banco Santander Río	US$ 500,000	June 30, 2019
Banco Macro	US$ 600,000	June 30, 2019
Banco San Juan	US$ 1,200,000	June 30, 2019
Banco BBVA Francés	US$ 1,500,000	June 30, 2019
Banco Patagonia	US$ 1,600,000	June 30, 2019
Banco Patagonia	US$ 1,600,000	July 7, 2021

Note 35 Environment

Distribution of CCU´s main environmental costs in the Industrial Units, accumulated to December 2018:

-	Industrial Waste Water Treatment (IWWT): 51.64%
These expenses are mainly related to the maintenance and control of the respective Industrial Waste Water Treatment Plants (IWWT).
-	Solid Industrial Residues (SIR): 33.31%
These expenses are related to the handling and disposal of Solid Industrial Residues (SIR), including hazardous Waste (ResPel) and valorisation of recyclable residues.
-	Gas Emission Expenses: 1.05%

These expenses are related to the calibration and verification of monitoring and operational instrumentation of stationary sources (mainly industrial boilers and electric generators) and their respective emissions, in order to provide compliance to rules and central and local government regulations.

-	Other Environmental Expenses: 14.00%

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The main expenses of each year, detailed by project, are the following:

Company that made the disbursement	Project	Expenses	For the years ended as of December 31,
			2018	2017	2016
			ThCh$	ThCh$	ThCh$
Cervecera CCU Chile Ltda.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	1,232,585	1,388,954	1,319,489
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	752,615	641,683	666,781
	Gases	Management of atmospheric emissions.	36,581	16,687	21,655
	Others	Management of internal and external regulatory compliance.	241,295	236,910	233,364
CCU Argentina S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	879,730	930,683	820,999
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	501,979	527,248	560,710
	Gases	Management of atmospheric emissions.	10,000	8,925	21,847
	Others	Management of internal and external regulatory compliance.	101,691	201,726	141,379
Cervecería Kunstmann S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	138,901	98,614	86,515
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	49,692	36,292	40,150
	Others	Management of internal and external regulatory compliance.	46,123	37,623	45,876
Compañía Pisquera de Chile S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	205,743	207,922	237,994
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	59,239	55,341	43,059
	Gases	Management of atmospheric emissions	2,229	-	-
	Others	Management of internal and external regulatory compliance.	11,583	14,280	12,582
Transportes CCU Ltda.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	18,346	-	9,792
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	459,512	388,198	288,856
	Gases	Management of atmospheric emissions.	11,950	7,544	13,356
	Others	Management of internal and external regulatory compliance.	206,114	155,951	141,138
VSPT S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	395,845	417,134	454,828
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	87,132	202,204	165,697
	Others	Management of internal and external regulatory compliance.	183,360	21,916	10,916
Embotelladoras Chilenas Unidas S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	676,991	653,910	593,414
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	154,753	623,732	421,771
	Gases	Management of atmospheric emissions	12,193	16,400	14,305
	Others	Management of internal and external regulatory compliance.	110,952	119,226	156,295
Aguas CCU-Nestlé Chile S.A.	IWWT	Maintenance and control of the Industrial Waste Water Treatment Plants (IWWT).	50,354	19,453	35,550
	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	57,158	10,818	3,910
	Gases	Management of atmospheric emissions	270	400	-
	Others	Management of internal and external regulatory compliance.	57,015	67,023	69,330
Fábrica de Envases Plásticos S.A.	SIR	Solid waste (SIR) and hazardous waste (ResPel) management.	198,890	175,805	129,487
	Others	Management of internal and external regulatory compliance.	17,323	21,973	21,410

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

The main disbursements (investment) of each year, detailed by project, are the following:

As of December 31, 2018
Company that made the disbursement	Project	Concept	Status [Finished, In process]	Disbursements made	Amount committed future periods	Estimated Completion Date Disbursements
				ThCh$	ThCh$
Cervecera CCU Chile Ltda.	IWWT	IWWT Plant expansion (Screw) Temuco	In process	-	774	12-31-2019
	IWWT	Closed wastewater torch Quilicura	In process	23,810	704	12-31-2019
	IWWT	Stage 1 IWWT Plant Temuco	In process	21,646	53,433	12-31-2019
	IWWT	Replacement anaerobic reactor cells Temuco	In process	102,513	20,651	12-31-2019
	SIW	Raw material and L1, L3 waste management	Finished	46,500	-	Finished
	Gases	Change Fuel FO6 to GNL Temuco	In process	2,576	3,362	12-31-2019
	Gases	Boiler 1 and 2 economizer	In process	70,767	15,841	12-31-2019
	Gases	Thermal Plant Improvements Quilicura	Finished	2,958	-	Finished
	Gases	Recover biogas from IWWT Plant 2 Temuco	In process	64,840	48,018	12-31-2019
	Gases	Replacement boiler 2 to Low Nox Quilicura	In process	840,385	96,105	12-31-2019
	Others	SEC Certification of Biogas' plant Quilicura	In process	133,016	2,740	12-31-2019
	Others	DS 10 compliance Quilicura	Finished	29,083	-	Finished
	Others	Sanitary Permits Compliance Quilicura	In process	2,342	2,032	12-31-2019
	Others	Normalization to DS 78 Quilicura	Finished	8,723	-	Finished
	Others	Ammonia tank protection Temuco	Finished	3,221	-	Finished
	Others	New NH3 standard	In process	-	6,230	12-31-2019
	Others	Fire sensors	Finished	39,141	-	Finished
	Others	DS 43 Hazardous substances	In process	33,802	70,935	12-31-2019
CCU Argentina S.A.	IWWT	IWWT Stage 3 Salta	In process	330,610	-	12-31-2019
	IWWT	Tanker EQ Lujan	In process	-	141	12-31-2019
	Gases	Boiler 1 Economizer Lujan	In process	4,088	7,191	12-31-2019
	Others	Installation Modification NH3 Salta	In process	27,152	70,229	12-31-2019
Cervecería Kunstmann S.A.	IWWT	New IWWT Plant – IC Technology	In process	193,634	93,571	12-31-2019
	SIW	Biofilter of Earthworms	In process	86,619	3	12-31-2019
	Gases	Thermal energy saving plan	In process	24,656	8,094	12-31-2019
	Gases	Electric energy saving plan	In process	7,953	7,763	12-31-2019
	Others	FEI, Plant Insurance normalization	Finished	52,085	-	Finished
Cía. Pisquera de Chile S.A.	IWWT	IWWT Hydro Ejectors Montepatria	Finished	41,925	-	Finished
	IWWT	Washing water treatment plant	In process	-	14,000	12-31-2019
	IWWT	Geo membrane HDPE replacement	Finished	8,256	-	Finished
	Gases	Boiler 4 Ton/h Salamanca	In process	312,841	10,771	12-31-2019
	Others	FEI Monte Patria	In process	268,624	21,480	12-31-2019
	Others	Normative compliance de Coct	Finished	4,040	-	Finished
	Others	DIA Salamanca Plant	In process	-	22,634	12-31-2019
VSPT S.A.	IWWT	IWWT adaptation Isla de Maipo	Finished	1,989	-	Finished
	IWWT	Hydrocarbons separation tank Isla de Maipo	In process	-	627	12-31-2019
	IWWT	Sedimentation and accumulation IWWT Plant Isla de Maipo	Finished	2,600	-	Finished
	IWWT	IWWT emergency pipe	Finished	8,374	-	Finished
	IWWT	IWWT Plant Lighting	Finished	1,937	-	Finished
	Gases	Insulation piping refrigeration / heating Molina	Finished	14,860	-	Finished
	Gases	Insulation piping refrigeration Isla de Maipo	Finished	6,233	-	Finished
	Gases	Power Meters	Finished	510	-	Finished
	Others	Clousure of IWWT	Finished	1,477	-	Finished
	Others	Container spill CIP-chemical products	In process	9,429	2,561	12-31-2019
	Others	Sulfur Warehouse VI	In process	5,880	1,010	12-31-2019
	Others	Fire incident workshop Isla de Maipo	Finished	54,738	-	Finished
Embotelladoras Chilenas Unidas S.A.	IWWT	Plant improvement of wastewater	In process	45,698	9,543	12-31-2019
	IWWT	Reverse osmosis plant water recovery	Finished	6,000	-	Finished
	IWWT	Neutralization System IWWT Modelo	In process	2,313	34,690	12-31-2019
	Gases	Offset NOX - NPX	Finished	47,953	-	Finished
	Gases	Automatic Purges Boilers I Modelo	In process	42,807	3,635	12-31-2019
	Gases	Condensate Recovery	Finished	1,079	-	Finished
	Others	Chemical substances warehouse	In process	8,400	28,371	12-31-2019
	Others	Certification steam networks, Antofagasta	Finished	10,521	-	Finished
	Others	Normalization Cond. Santiago Plant	Finished	4,601	-	Finished
	Others	New hazardous waste warehouse	In process	16,659	3,502	12-31-2019
	Others	Authorization DS 10	In process	45,739	3,999	12-31-2019
	Others	Legal Regularization of tanks	In process	57,188	3,105	12-31-2019
	Others	2nd stage fire network Antofagasta	In process	47,193	2,807	12-31-2019
	Others	Fire network	In process	133,381	6,416	12-31-2019
	Others	Up grade ammonia system	In process	58,209	9,389	12-31-2019
Aguas CCU-Nestlé S.A.	IWWT	IWWT Plant Coinco	In process	427,153	60,942	12-31-2019
	Others	Flammable Warehouse Coinco	Finished	95,685	-	Finished
	Others	Fire Brigade Equipment	Finished	3,791	-	Finished
Fábrica de Envases Plásticos S.A.	SIW	Improvement in Waste Management	In process	-	2,921	12-31-2019
	Gases	Control of electrical variables	In process	-	50	12-31-2019
	Others	Bottle cap Plant Chiller	In process	148,558	45,465	12-31-2019
	Others	RE 43 compliance	Finished	17,043	-	Finished
	Others	Fire network improvement	In process	144,145	34,339	12-31-2019

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

As of December 31, 2017
Company that made the disbursement	Project	Concept	Status [Finished, In process]	Disbursements made	Amount committed future periods	Estimated Completion Date Disbursements
				ThCh$	ThCh$
Cervecera CCU Chile Ltda.	IWWT	IWWT Plant expansion (Screw) Temuco	In process	2,941	774	12-31-2019
	IWWT	Stage 1 IWWT Plant Temuco	In process	259,733	38,639	12-31-2019
	IWWT	Replacement anaerobic reactor cells Temuco	In process	19,960	-	12-31-2019
	SIW	Increase capacity of waste container	Finished	7,632	-	Finished
	Gases	Change Fuel FO6 to GNL Temuco	In process	58,432	5,930	12-31-2019
	Gases	Boiler 1 and 2 economizer	In process	22,387	14,510	12-31-2019
	Gases	Thermal Plant Improvements Quilicura	In process	26,387	2,948	12-31-2018
	Gases	Steam consumption improvements	Finished	7,903	-	Finished
	Other	SEC Certification of Biogas' plant Quilicura	In process	116,555	54,382	12-31-2019
	Other	DS 10 compliance Quilicura	In process	102,219	14,643	12-31-2018
	Other	Sanitary Permits Compliance Quilicura	In process	8,569	16,866	12-31-2019
	Other	Normalization to DS 78 Quilicura	In process	127,078	-	12-31-2018
	Other	Ammonia tank protection Temuco	In process	19,257	3,221	12-31-2018
CCU Argentina S.A.	IWWT	IWWT Stage 2 Salta	Finished	3,103	-	Finished
	IWWT	IWWT Stage 3 Salta	In process	153,169	109,047	12-31-2019
	Gases	Boiler 1 Economizer Luján	In process	17,741	-	12-31-2019
	Other	NH3 adaptation installation Salta	In process	9,102	-	12-31-2019
Cervecería Kunstmann S.A.	IWWT	New IWWT Plant – IC Technology	In process	814,127	112,745	12-31-2019
	IWWT	IWWT Secondary plant and discharge	Finished	461	66,820	Finished
	Other	FEI, Plant Insurance normalization	In process	96,341	82,265	12-31-2018
Compañía Pisquera de Chile S.A.	Gases	Boiler 4 Ton/h Salamanca	In process	2,608	170,634	12-31-2019
Transportes CCU Ltda.	Other	Acoustic isolation	Finished	1,106	-	Finished
VSPT S.A.	IWWT	IWWT adaptation IM	In process	37,561	1,989	12-31-2018
	IWWT	Hydrocarbons separation tank IM	In process	929	627	12-31-2019
	IWWT	Sedimentation and accumulation IWWT Plant IM	In process	4,035	1,477	12-31-2018
	IWWT	IWWT Pool aerators	Finished	13,177	1,300	Finished
	IWWT	IWWT Plant Lighting	In process	1,487	1,937	12-31-2018
	SIW	Compost Container	Finished	2,750	-	Finished
	SIW	Compost Container (2)	Finished	6,050	-	Finished
	SIW	Waste Container	Finished	3,200	-	Finished
	Gases	Insulation piping refrigeration / heating Molina	In process	779	14,860	12-31-2018
	Gases	Power Meters	In process	8,417	-	12-31-2018
	Other	Close IWWT/Infrastructure	In process	6,890	-	12-31-2018
	Other	Hazardous waste warehouse expansion	Finished	8,424	-	Finished
	Other	Sulfur warehouse	Finished	4,389	-	Finished
Embotelladoras Chilenas Unidas S.A.	IWWT	Recovery solutions CIP	Finished	3,473	-	Finished
	Gases	Offset NOX - NPX	In process	1,486	48,553	12-31-2018
	Gases	Condensate Recovery	In process	47,224	-	12-31-2018
	Gases	Change Lighting System	Finished	33,873	-	Finished
	Other	New hazardous waste warehouse	In process	11,562	13,176	12-31-2019
	Other	Authorization DS 10	In process	27,576	5,274	12-31-2019
	Other	Legal Regularization of tanks	In process	9,391	40,541	12-31-2019
	Other	Regularizations	In process	93,766	-	12-31-2018
	Other	SEC Electric Regularization	Finished	29,499	-	Finished
	Other	Up grade ammonia system	In process	98,070	50,656	12-31-2019
Aguas CCU-Nestlé S.A.	IWWT	IWWT Plant Coinco	In process	262,719	226,538	12-31-2019
	Other	Flammable Warehouse Coinco	In process	4,939	-	12-31-2018
Fábrica de Envases Plásticos S.A.	Gases	Control of electrical variables	In process	3,288	50	12-31-2019
	Other	RE 43 compliance	In process	6,803	11,853	12-31-2018

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2018

Note 36 Subsequent Events

a)   The Consolidated Financial Statements of CCU S.A., have been approved by the Board of Directors on February 27, 2019.

b)   There are no others subsequent events between the closing date and the filing date of these Financial Statements (February 27, 2019) that could significantly affect their interpretation.