Form 20-F
period 2019-12-31
UNITED BREWERIES CO INC
filed 2020-04-28
CIK 888746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES                          EXCHANGE ACT OF 1934

For the fiscal year ended                        December 31, 2019

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

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American Depositary Shares, each representing two shares of our Common Stock, without par value	CCU	New York Stock Exchange
Common Stock	N/A*	New York Stock Exchange*
	CCU	Santiago Stock Exchange Chile Electronic Stock Exchange

__________

* Not for trading, but only in connection with the registration of American Depositary Shares which are evidenced by American Depositary Receipts

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                                                 Not applicable

30444.00900

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

YES   NO X

30444.00900

ii

iii

Introduction

In this annual report on Form 20-F, all references to “we”, “us”, “Company” or “CCU” are to Compañía Cervecerías Unidas S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries. Our fiscal year ends on December 31st. The expression “last three years’’ means the years ended December 31, 2017, 2018 and 2019. Unless otherwise specified, all references to “U.S. dollars” “dollars” “USD” or “US$” are to United States dollars, and references to “Chilean pesos” “pesos” “Ch$” or “CLP” are to Chilean pesos. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). See the notes to our consolidated financial statements included in pages F-1 through F-137 of this annual report. We use the metric system of weights and measures in calculating our operating and other data. The United States equivalent units of the most common metric units used by us are as shown below:

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
•

political, social and economic developments in Chile, Argentina and other countries where we currently conduct business or may conduct business in the future, including other Latin American countries; and

•	other factors discussed under “Item 3: Key Information – Risk Factors”, “Item 4: Information on the Company” and “Item 5: Operating and Financial Review and Prospects”.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. We undertake no obligation to publicly update any of these forward-looking statements to reflect events or circumstances after the date of this annual report, including, without limitation, changes in our business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

ii

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

A.   Selected Financial Data

The following table presents selected consolidated financial data as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019, which has been derived from our consolidated financial statements prepared in accordance with IFRS and included elsewhere in this annual report, and as of December 31, 2015, 2016 and 2017 and for the years ended December 31, 2015 and 2016, which has been derived from our consolidated financial statements prepared in accordance with IFRS and not included in this annual report. The financial data set forth below should be read in conjunction with the consolidated financial statements and related notes and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report.

IFRS	Year ended December 31, (millions of CLP) (1)
1. Income Statement Data:	2015	2016	2017	2018	2019
Net sales	1,498,372	1,558,898	1,698,361	1,783,282	1,822,541
Gross profit	813,296	817,078	899,622	923,271	914,223
Other Income by Function (2)	6,577	5,144	6,718	228,455	22,585
Other Expenses (3)	(2,372)	(2,027)	(2,662)	(1,428)	(1,428)
Exceptional Items (EI) (4)	-	-	-	-	-
MSD&A (5)	(612,565)	(619,543)	(668,783)	(681,576)	(704,571)
Adjusted Operating Result (6)	204,937	200,652	234,894	468,722	230,808
Other Gains (Losses)	8,512	(8,346)	(7,717)	4,030	3,157
Net Financial Expenses	(15,256)	(14,627)	(19,115)	(7,766)	(14,603)
Results as per Adjustment Units	(3,283)	(2,247)	(111)	742	(8,255)
Equity and Income from Joint Ventures	(5,228)	(5,561)	(8,914)	(10,816)	(16,432)
Foreign Currency Exchange Differences	958	457	(2,563)	3,300	(9,054)
Income Taxes	(50,115)	(30,246)	(48,366)	(136,127)	(39,976)
Net income for the year:	140,526	140,082	148,108	322,085	145,646
Attributable to:
Equity Holders of the Parent Company	120,808	118,457	129,607	306,891	130,142
Non-Controlling Interests	19,717	21,624	18,501	15,194	15,504

Basic and Diluted Income per Share	326.95	320.59	350.76	830.55	352.21
Basic and Diluted Income per ADS (7)	653.90	641.17	701.52	1,661.10	704.42
Dividend per Share (8)	163.5	176.3	178.9	498.3	255.0
Dividend per ADS in US$ (7)(8)	0.47	0.53	0.59	1.49	0.62
Weighted Average Shares Outstanding (000)	369,503	369,503	369,503	369,503	369,503
Shares Outstanding as of December 31st (000)	369,503	369,503	369,503	369,503	369,503

	Year ended December 31,
IFRS	2015	2016	2017	2018	2019
2. Balance Sheet Data:	(millions of CLP) (1)

Total Assets	1,825,447	1,872,027	1,976,229	2,405,865	2,353,691
Total Non-Current Liabilities	249,235	228,998	280,651	371,025	427,481
Total Financial Debt (9)	180,901	184,624	214,593	290,952	330,155
Capital Stock	562,693	562,693	562,693	562,693	562,693
Total Equity Attributable to Equity Holders of the Parent Company	1,057,816	1,077,298	1,101,077	1,280,127	1,328,054
Total Shareholders' Equity	1,187,522	1,200,656	1,226,829	1,389,116	1,442,927
3. Other Data
Sales Volume (in millions of liters):
Total Volume	2,392.7	2,478.4	2,602.0	2,853.0	3,003.2
(1)	Except for the number of shares outstanding, per share and per ADS amounts and sales volume.
(2)

In 2018, Other Income by Function includes the gain of CLP 208,842 million received from the Compañía Cervecerías Unidas Argentina S.A. and Anheuser-Busch InBev S.A./N.V.(“ABI”) transaction (the “Transaction”). See Note 30 to our consolidated financial statements included herein. For more details about the Transaction, see “Item 4: Information on the Company – A. History and Development of the Company” and Note 1 – Letter C of our consolidated financial statements included herein.

(3)

Other expenses are part of the ´Other expenses by function´ as presented in the Consolidated Statement of Income. These Other expenses mainly consist of losses related to the sales and write off of fixed assets.

(4)	EI are part of ‘Other expenses by function’ as presented in the Consolidated Statement of Income.
(5)	Marketing, Sales, Distribution & Administrative expenses
(6)

For management purposes, Adjusted Operating Result is defined as Net Income before other gains (losses), net financial expense, equity and income of joint ventures, foreign currency exchange differences, result as per adjustment units and income taxes. Please see “Item 5: Operating and Financial Review and Prospects – A. ADJUSTED OPERATING RESULT” for more details regarding Adjusted Operating Result and a reconciliation of the most directly applicable IFRS measure to Adjusted Operating Result.

(7)	Per ADS amounts are determined by multiplying per share amounts by 2. As of December 20, 2012, there was an ADS ratio change from 1 ADS to 5 common shares, to a new ratio of 1 ADS to 2 common shares.
(8)

Dividends per share are expressed in CLP as of payment dates, with charge to prior year's net income. Dividends per ADS expressed in USD serve as reference purposes only; we pay all dividends in CLP. The Chilean peso amounts as shown here have been converted into USD at the respective observed exchange rate in effect at each payment date or, in respect of the dividend payable for the year ended December 31, 2019, at the observed exchange rate in effect as of April 24, 2020.

(9)	Includes short-term and long-term financial debt (mainly bank loans, bonds and financial leasing).

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

Purchases and sales of foreign currencies effectuated outside the formal exchange market are carried out in the mercado cambiario informal (the informal exchange market). The informal exchange market reflects the supply and demand for foreign currency. There are no limits imposed on the extent to which the rate of exchange in the informal exchange market can fluctuate above or below the observed exchange rate. On April 1, 2020 the USD observed exchange rate relating to March 30, 2020 was CLP 852.03 per USD.

The following table sets forth the low, high, average and period-end observed exchange rates for USD for each of the indicated periods starting in 2015 as reported by the Central Bank of Chile. The Federal Reserve Bank of New York does not report a noon buying rate for CLP.

	Daily Observed Exchange Rate (1)
	(CLP per USD)
	Low (2)	High (2)	Average (3)	Period-end (4)

2015	597.10	715.66	654.79	710.16
2016	645.22	730.31	676.70	669.47
2017	614.75	679.05	649.05	614.75
2018	588.28	698.56	642.06	694.77
2019	649.22	828.25	702.88	748.74
October 2019	709.71	735.05	721.94	735.05
November 2019	735.05	828.25	778.23	812.13
December 2019	744.62	804.29	767.22	748.74
January 2020	754.16	799.11	774.94	799.11
February 2020	776.99	818.32	797.34	818.32
March 2020	809.81	867.83	840.38	852.03
Source: Bloomberg
(1) Historical pesos.
(2) Rates shown are the actual low and high, on a day-by-day basis for each period.
(3) For yearly data, the average of monthly average rates during the period reported, and for monthly data, the average of daily average rates during the period reported.
(4) Published on the first day after month (year) end.

The exchange rate on April 24th, 2020, the latest practicable date, was CLP 859.95 per USD.

B.   Capitalization and Indebtedness

Not applicable.

C.   Reasons for the Offer and Use of Proceeds

Not applicable.

D.   Risk Factors

RISKS RELATING TO CHILE

We are substantially dependent on economic, political and social conditions in Chile, which may adversely impact the results of our operations and financial condition.

Chile is our most significant market. The Chile Operating segment generated 64% of our sales revenues in 2019, the International Business Operating segment (which includes Argentina, Bolivia, Paraguay and Uruguay) contributed 25%, and the Wine Operating segment, including the domestic markets in Chile and Argentina, as well as exports, accounted for 12% of revenues. Thus, our operating and financial performance is dependent, to a large extent, on the overall level of economic activity in Chile. The Chilean economy experienced an average annual growth rate (measured by GDP) of 2.9% between 2009 and 2019, and 1.1% in 2019. In the past, slower economic growth in Chile resulted in a decline in the growth rate of consumption of our products and, consequently, adversely affected our profitability. Chile’s economic growth rate has been affected in the past by the disruption in the global financial markets, as was the case in 2009. Therefore, economic growth rates of past periods cannot be extrapolated to future performance.

Furthermore, Chile, as an emerging and open economy, is more exposed to unfavorable conditions in the international markets and to constant social demands, which could have a negative impact on the demand for our products, as well as on third parties with whom we conduct business with. Any combination of lower consumer confidence, disrupted global capital markets and/or depressed international economic conditions could have a negative impact on the Chilean economy and, consequently, on our business. In addition, a global liquidity crisis or an increase in interest rates could limit our ability to obtain the cash necessary to meet our commitments and, therefore, increase our financial expenses.

The beginning of a massive social movement during the fourth quarter of 2019 has increased uncertainty levels in Chile, which could affect economic growth through a deterioration of business and consumer confidence. This could have a negative effect on the demand of our products.  See “—Uncertainties about how Chile’s social situation will develop could negatively impact its economy and hence our results of operations and financial condition.”

Uncertainties about how Chile’s social situation will develop could negatively impact the Chilean economy and our results of operations and financial condition.

Beginning on October 18, 2019, protests spread throughout Chile, initially sparked over an increase in the Santiago metro system fares. Protestors vandalized metro stations and other public and private sector assets in Santiago and other major cities. The protests and associated violence have caused commercial disruptions throughout the country, especially in Santiago. A number of demands have been raised throughout the protests, which are generally related to increased economic inclusion and social equality. In response to these events, the government has announced a robust social agenda intended to increase basic pensions, expand social health coverage, increase the tax burden on wealthy taxpayers, reduce working hours, increase the minimum wage, and reduce and stabilize certain public service tariffs, including those related to public transport and electricity. To fund the social agenda, the government and part of the opposition reached an agreement, which introduces certain modifications to the tax reform bill of 2018 that eventually was passed by the Chilean Congress on January 2020.

In response to this social unrest, on November 15, 2019, the majority of the political parties in Chile reached an agreement, which among other items contemplated initial steps toward a potential amendment of the Chilean constitution.

In spite of these measures, the Chilean markets continue to be volatile, and social unrest and violence are still to be fully controlled. The long-term effects of the recent social unrest on the Chilean economy and a possible change in the Constitution are hard to predict and could result in an adverse effect on our results of operations and financial condition.

Currency fluctuations may affect our profitability

Because we purchase the majority of our supplies at prices set in USD and we export wine in prices set in USD, Canadian dollars, euros and pounds, we are exposed to foreign exchange risks that may adversely affect our financial condition and the results of our operations. The effect of the exchange rate variation on export revenues partially offsets the FX impact on the cost of raw materials expressed in CLP.

The relative liquidity and volatility of Chilean securities markets may increase the price volatility of our American Depositary Shares (“ADSs”) and adversely impact a holder’s ability to sell any shares of our common stock withdrawn from our American Depositary Receipt (“ADR”) facility.

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. For example, the Santiago Stock Exchange, which is Chile’s principal stock exchange, had a market capitalization of approximately USD 205.8 billion as of December 31, 2019, while the New York Stock Exchange (“NYSE”) had a market capitalization of approximately USD 27.8 trillion and the NASDAQ National Market (“NASDAQ”) had a market capitalization of approximately USD 13.9 trillion as of the same date. In addition, the Chilean securities markets can be materially affected by developments in other emerging markets, particularly other countries in Latin America.

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

RISKS RELATING TO ARGENTINA

We are substantially dependent on economic, political and social conditions in Argentina, which may adversely impact our operating results and financial position.

In addition to our Chilean operations, we have significant assets in Argentina and we generate significant income from our operations in this country.

The financial position and results of our operations in Argentina are, to a considerable extent, dependent upon political, social and economic conditions in Argentina, as demand for beverage products generally depends on the prevailing economic conditions in the local market. In the past, Argentina has suffered recessions, high levels of inflation, currency devaluations and significant economic decelerations in various periods of its history. During 2016, Argentina's GDP contracted by 2.1% and inflation was close to 40%. In 2017, GDP growth was 2.7% and inflation was close to 20%, showing a slight recovery in the economy. However, in 2018 Argentina once again entered into a recession and its GDP decreased by 2.5% and accumulated inflation reached 47.6%, while in 2019 the Argentine GDP contracted by 2.2% and inflation reached 53.8%. Consequently, given that the cumulative inflation rate exceeded 100% over the last three years, Argentina was deemed to be a hyperinflationary economy as of July 1, 2018 (see Note 2 to our consolidated financial statements included herein) pursuant to IAS 29.

If economic conditions in Argentina were to slow down, or contract further, if inflation were to accelerate further, or if the Argentine government’s measures to attract or retain foreign investment and international financing in the future to incentivize domestic economy activity are unsuccessful, such developments could adversely affect Argentina’s economic growth and in turn affect our financial health and results of operations.

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

A depreciation of the Argentine peso may negatively affect our consolidated financial results. Our Argentine subsidiaries use the Argentine peso as their functional currency and their financial statements are translated to CLP for consolidation purposes, which may produce variations to the Company’s consolidated net income and shareholders’ equity, due to translation effects. Also, most of our raw material costs in Argentina are indexed to the dollar. In 2019 the Argentine peso depreciated 72% against the USD on average, and 59% as of the end of 2019. This resulted in a significant translation effect in our reported revenues, costs and expenses, as well as pressure on dollarized costs.

Given that we cannot predict how macroeconomic conditions will evolve in the future in Argentina, nor when Argentina will cease to qualify as a hyperinflationary economy for accounting purposes, we cannot foresee how CCU’s business will be affected by Argentina’s future macroeconomic environment. In order to mitigate the impact of the current macroeconomic challenges,Compañía Cervecerías Unidas Argentina S.A. (“CCU Argentina”) has implemented efficiency and revenue management plans, as well as cost and expense improvements through the “ExCCelencia CCU” program. However, we cannot guarantee that our business will not be materially affected by Argentina’s macroeconomic environment.

Argentina’s legal regime and economy are susceptible to changes that could adversely affect our Argentine operations.

Measures taken by previous Argentine governments to address the country’s economic crises severely affected the stability of Argentina's financial system and have had a materially negative impact on the country’s economy. These measures included, among others, different methods to directly and indirectly regulate price increases of various consumer goods, including beer, with the intention of reducing inflation. Additionally, the measures implemented in the past to control the country’s trade balance and exchange rate negatively impacted the free import of goods and the repatriation of profits.

RISKS RELATING TO OUR BUSINESS

Possible changes in tax laws in the countries where we operate could affect our business and, in particular, changes in corporate and excise taxes could adversely affect our results and investments.

Our businesses are subject to different taxes in the countries where we operate, including, among others, income taxes and specific taxes on alcoholic and non-alcoholic beverages. An increase in the rates or application of these taxes, or any other, could negatively affect our sales and profitability.

In 2017 in Argentina a tax reform law was passed by Congress that, among other measures, aimed to gradually reduce the income tax rate for profits from 35% to 25% (30% for 2018 and 2019 and 25% from 2020 onwards), starting in 2018. In addition, dividends to be distributed are subject to a withholding tax subject to gradual increase from 0% to 13% (7% for 2018 and 2019 and 13% from 2020 onwards). In December 2019, a new law was passed which modified certain provisions of the 2017 tax law. Among other matters, it extended the 30% income tax rate and the 7% withholding rate on dividends for an additional year, through 2020. Thus, the 25% income tax rate and the 13% withholding rate on dividends, originally scheduled to apply in 2020, are scheduled to enter into force in 2021. In addition, regarding the Personal Property Tax, which applies to foreign shareholders who hold equity participations in Argentine companies, this reform increases the applicable rate from 0.25% to 0.50% in respect of the equity participation set forth in the Financial Statements.

Fluctuations in the cost of our raw materials may adversely impact our profitability if we were unable to pass those costs on to our customers.

We purchase malt, rice and hops for beer, sugar for soft drinks, grapes for wine, pisco and cocktails, and packaging materials from local producers or in the international market. The prices of those materials are subject to volatility caused by market conditions, and have experienced significant fluctuations over time reflecting global supply and demand for commodities as well as other factors, such as fluctuations in exchange rates, over which we have no control.

Although we historically have been able to implement price increases in response to increases in raw material costs, we cannot assure you that our ability to recover increases in the cost of raw materials will continue in the future. If we are unable to raise prices in response to higher raw material costs, any future increases in raw material costs may reduce our margins and profitability if we are not able to offset such cost increases through efficiency improvements or other measures.

Consolidation in the beer industry may impact our market share.

In all the countries where we operate, we compete with Anheuser-Busch InBev S.A./N.V. (“ABI”) and its subsidiaries, the largest beer company in the world. ABI has expanded globally in recent years, through a series of mergers and acquisitions, and today has more than 500 brands and operations in 50 countries.

The foregoing consolidation in the market, as well as any further consolidation of our competitors, may increase their pricing and/or investment competitiveness, which could negatively affect our market share, and accordingly our results.

Competition in the Chilean beer market may erode our market share and lower our profitability.

Our largest competitor in the Chilean beer market by volume is Cervecería Chile S.A. (“Cervecería Chile”), a subsidiary of Ambev S.A. (“Ambev”), which in turn is a subsidiary ABI. In the past, Cervecería Chile has implemented aggressive commercial practices. Additionally, Cervecería Chile is in the process of expanding its production capacity in Chile. If Cervecería Chile continues its aggressive commercial practices in the future and completes its expansion plans, we cannot assure you that this or other competitive activities will not have a material adverse effect on our profitability or market share.

Quilmes dominates the beer market in Argentina and we may not be able to maintain our current market share.

In Argentina we face competition from Cervecería y Maltería Quilmes S.A.I.C. y G. (“Quilmes”), a subsidiary of Ambev. As a result of its dominant position and large size in Argentina, Quilmes has significantly larger economies of scale than us in both production and distribution.

Changes in the labor market in the countries in which we operate may affect margins in our business.

In all the countries where we operate, we are exposed to changes in the labor market that could affect our profitability and future growth. These changes could include fluctuations in the labor supply, as well as changes in labor legislation, among others. In Argentina, high levels of inflation and union pressure may affect our salary expenses.

The foregoing, as well as the implementation of new labor regulations, could have an adverse effect on our expenses and negatively affect our margins.

We depend upon the renewal of certain license agreements to maintain our current operations.

Most of our license agreements include certain conditions that must be met during their term, as well as provisions for their renewal at their expiry date. We cannot guarantee that such conditions will be fulfilled, and therefore that the agreements will remain in place until their expiration or that they will be renewed, or that any of these contracts will not undergo early termination. While approximately two-thirds of our sales volume are derived from private label products, the termination of, or failure to renew our existing license agreements, could have an adverse impact on our operations.

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

We depend on a single supplier for some important raw materials.

In the case of aluminum cans, both in Chile and Argentina, we purchase from a single supplier, Ball, which has production plants in both countries. However, if necessary, we could import aluminum cans from other plants from the same supplier or from alternative suppliers in the region. In Argentina, we purchase malt from a single supplier, Boortmalt. In the past, we have not experienced significant malt supply interruptions in Argentina. However, we cannot guarantee that we will not encounter a malt supply disruption in the future, nor can we guarantee that we will have the ability to obtain replacement supplies at favorable pricing or advantageous terms, which may adversely affect our future results.

Water supply is essential to the development of our businesses.

Water is an essential component for the production of our beverage products and the irrigation of our fields. Any failures in our water supply, regulatory changes that limit the use of this resource, water scarcity or a contamination of our water sources, could negatively affect our sales and profitability.

As a commitment with the environment and natural resources, the Company has defined long-term policies to develop a responsible and sustainable use of water. Through its 2020 Environmental Vision plan, initiated in 2010, the Company has reduced the consumption of this resource by approximately 46% per liter produced as of 2019. Furthermore, through the new 2030 Environmental Vision plan, the Company commits to continue optimizing the consumption of water per liter produced, by reaching a 60% decrease in the next ten years.

Additionally, the Chilean Congress is currently discussing the passing of a bill which establishes, among other things, a new regime for the constitution of rights to use water temporarily, applicable to future water rights granted, a deadline for regularization and registration of rights and introduces an expiration system for the non-use of water, as well as the regulation of the environmental, scenic, landscape and social function of the waters. This project may undergo modifications during its discussion in Congress.

Furthermore, decrees issued by Dirección General de Aguas (the Chilean water authority) declared prohibition zones for the constitution of rights to use groundwater, establishing the obligation to create communities of groundwater, which in turn could restrict the exercise of rights that the Company currently owns as well as the change in its extraction points.

The supply, production and logistics chain is critical to the timely supply of our products to consumer centers.

Our supply, production and logistics chain is crucial for the delivery of our products to consumer centers. An interruption or a significant failure in this chain may negatively affect our results, if the failure is not quickly resolved. An interruption in the chain could be caused by various factors, such as strikes, utility shutdowns such as customs and ports, planning errors of our suppliers, terrorism, safety failures, complaints by communities, or other factors which are beyond our control.

Catastrophic events in the regions in which we operate could have a significant adverse effect on our financial condition.

Natural disasters, climate change impact events, pandemics or other catastrophic events could impair our ability to manufacture, distribute or sell our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to manage such events effectively if they occur, could adversely affect our sales volume, cost and supply of raw materials, earnings and could have a significant effect on our business, operational results, and financial position.

Chile has been affected in the past by several natural disasters, including large floods, mudslides and forest fires. These events did not have a significant effect on our operations, although a future catastrophic event could have a significant effect on our business, results of operations and financial condition.

Health crises, pandemics or the outbreak of contagious diseases at a global or regional level could have a negative impact on our operations and financial position.

A health crisis, pandemic or the outbreak of disease at a global or regional level, such as the case of the recent outbreak of COVID-19, which was declared a pandemic by the World Health Organization in March 2020, could have a negative impact on our operations and financial position. The above-mentioned circumstances could impede the normal operation of the Company, limit our production and distribution capacity, and/or generate a contraction in the demand for our products. The degree of impact on our operations will depend on factors that we cannot predict, such as the duration, spread, and severity of the health crisis.

Any prolonged restrictive measures put in place in order to control an outbreak of a contagious disease or other adverse public health development in any of our targeted markets may have a material and adverse effect on our business operations.  The ultimate severity of the Coronavirus outbreak is uncertain at this time and therefore we cannot predict the impact it may have on the world, the economies where we operate or the financial markets, and consequently in our financial condition or results of operations.

As of the date of this report, we continue selling, producing and distributing our products, all across our business operations.  Given the high degree of uncertainty about the spread of COVID-19 or regarding future measures that may be adopted across the countries where we operate, we cannot predict the impact the pandemic may have on our operations in the near future, and therefore, any future adverse effects it may have on our results of operations and financial condition.

If we are unable to protect our information systems against data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

We are increasingly dependent on information technology networks and systems, including the Internet, to process, transmit and store electronic information. In particular, we depend on our information technology infrastructure, including data centers, for sales, production, planning and logistics, marketing activities and electronic communications within the Company and with our clients, suppliers and our subsidiaries. Security breaches of this infrastructure can create system disruptions, shutdowns or unauthorized disclosure of confidential information. If we are unable to prevent such breaches, our operations could be disrupted, or we may suffer financial damage or loss because of lost or misappropriated information. The Company has taken measures to create a backup structure for its critical systems, but we cannot assure you that these measures will be sufficient.

Possible regulations for labeling materials and advertising of alcoholic beverages and other food products in the countries in which we operate could adversely affect us.

Law N° 20,606 of 2012 and Law N° 20,869 of 2015, relating to the Nutritional Composition of Foods and their Advertising and the complementary regulations, in force since June 2016, establish certain restrictions on the advertising, labelling and marketing of foods classified as "high" in certain defined critical nutrients, which affects a part of our portfolio of non-alcoholic beverages. We cannot assure you that this regulation will not have an impact on our sales volumes and, therefore, on our results.

A bill that modifies Law N° 18,455, which sets standards for the production, elaboration and commercialization of ethyl alcohol, alcoholic beverages and vinegar, is currently in the legislature. The bill aims to establish restrictions on advertising material, labeling and commercialization of alcoholic beverages, including warnings about the consumption of alcohol on labeling and promotional materials, restrictions on the time of day of advertising and the prohibition of advertising during sports and cultural events, among others. A regulatory change of this nature would affect our alcoholic beverages portfolio and certain marketing activities.

If further legislation or other regulations that restrict the sale of alcoholic or non-alcoholic beverages is passed, it could affect the consumption of our products and, as a consequence, adversely impact our business.

New applicable environmental regulations could affect our business.

CCU’s operations are subject to local, national and international environmental norms and regulations. These regulations cover, among other things, emissions, noise, disposal of solid and liquid wastes, and other activities inherent to our industry. On this topic, on June 1, 2016 Law N° 20,920 was enacted and established a framework for waste management and extended producer responsibility, and stimulation of recycling (“REP Law”), with the objective of lowering the generation of waste of priority products as determined by the bill and fostering recycling of the waste. On November 30, 2017, the Regulations on Procedures of the REP Law were published. During 2018, regulations were issued that established the collection, valorization and other associated obligations for tires, and we expect regulations for the collection, valorization and other associated obligations for packaging materials to be issued in 2020. See “Item 4: Information on the Company – E. Environmental Matters.”

Additionally, the congress is discussing a bill that would limit the creation of disposable products, regulating single-use plastics and strengthening returnability. This bill would: require plastic bottles to be made with 25% recycled material by 2025, and 50% by the year 2030; require large retail businesses (including e-commerce and delivery applications) to have returnable packaging among its products; prohibit establishments that sell food from using any kind of non-recyclable single-use containers for deliveries; and establish a “popular action” component in the auditing of such obligations. As mentioned, the bill is still under discussion and could undergo changes by the congress.

The Chilean congress is also currently discussing a bill on climate change, the Ley Marco de Cambio Climático, which aims to establish principles, governance, management instruments and adequate financing mechanisms, to allow for an economic development low in greenhouse gas emissions, reduce vulnerability and increase resilience, in order to guarantee the compliance of climate change international commitments made by Chile. This project includes, in addition to the establishment of a long-term climate strategy, the creation of adaptation and mitigation plans, which would include a monitoring system and be subject to review every 5 years, to which regional action plans may be added.

CCU has been actively participating through the associations that represent the different industrial sectors, in public and private discussion panels with respect to the development and implementation of these new regulations. Furthermore, the Company through its 2030 Environmental Vision will commit to continue reducing greenhouse gas emissions per liter produced in order to reach a 50% reduction on such emissions, as well as continue optimizing water consumption per liter produced, until we reach a 60% reduction.  We are also committed to reaching a 100% valorization of industrial solid waste, 75% use of renewable energy, 100% of reusable, recyclable or compostable packaging, and aiming for packaging to be made out on average of 50% recycled material.

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

As of March 31, 2020, Inversiones y Rentas S.A. (“IRSA”) a Chilean closely held corporation, directly and indirectly owned 60.0% of our shares of common stock. Accordingly, IRSA has the power to control the election of most members of our board of directors and its interests may differ from those of the holders of our ADSs. IRSA also has significant influence in determining the outcome of any corporate transaction submitted to our shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and going-private transactions. In addition, actions by IRSA with respect to the disposal of the shares of common stock that it owns, or the perception that such actions may occur, may adversely affect the trading prices of our ADSs or common stock.

Chilean economic policies, currency fluctuations, exchange controls and currency devaluations may adversely affect the price of our ADSs.

The Chilean government’s economic policies and any future changes in the value of the CLP relative to the USD could adversely affect the USD value and the return on any investment in our ADSs. The CLP has been subject to large nominal devaluations and appreciations in the past and may be subject to significant fluctuations in the future. For example, when comparing the average exchange rates for each period, the Chilean peso appreciated by 4.1% in 2017, depreciated by 1.4% in 2018 and depreciated 9.7% in 2019. When comparing the exchange rate as of the end of each period, the Chilean peso appreciated by 8.2% in 2017, depreciated 13.0% in 2018 and depreciated 11.2% in 2019. See “Item 3: Key Information – A. Selected Financial Data – Exchange Rates.”

While our ADSs trade in USD, Chilean trading in the shares of our common stock underlying our ADSs is conducted in CLP. Cash distributions to be received by the depositary for the shares of our common stock underlying our ADSs will be denominated in CLP. The depositary will translate any CLP received by it to USD at the then-prevailing exchange rate with the purpose of making dividend and other distribution payments on the ADSs. If the value of the CLP declines relative to the USD, the value of our ADSs and any distributions to holders of our ADSs received from the depositary may be adversely affected. See “Item 8: Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy and Dividends”.

For example, since our consolidated financial statements are reported in CLP, a decline in the value of the CLP against the USD would reduce our earnings as reported in USD. Any dividend we may pay in the future would be denominated in CLP. A decline in the value of the CLP against the USD would reduce the USD equivalent of any such dividend. Additionally, in the event of a dividend or other distribution, if exchange rates fluctuate during any period of time when the ADS depositary cannot convert a foreign currency into USD, a holder of our ADSs may lose some of the value of the distribution. Also, since dividends in Chile are subject to withholding taxes, which we retain until the following year when the exact amount to be paid is determined, if part of the retained amount is refunded to the shareholders, the amount received by holders of our ADSs would be subject to exchange rate fluctuations between the two dates.

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

If for any reason, including changes in Chilean law, the depositary for our ADSs were unable to convert CLP to USD, investors would receive dividends and other distributions, if any, in CLP.

Preemptive rights to purchase additional shares of our common stock may be unavailable to holders of our ADSs in certain circumstances and, as a result, their ownership interest in our Company may be diluted.

The Ley sobre Sociedades Anónimas N° 18,046 (the “Chilean Corporations Act”) and its ordinance (Reglamento de Sociedades Anónimas), require us, whenever we issue new shares for cash, to grant preemptive rights to all holders of shares of our common stock, including shares of our common stock represented by ADSs, giving those holders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. We may not be able to offer shares to holders of our ADSs pursuant to preemptive rights granted to our shareholders in connection with any future issuance of shares unless a registration statement under the Securities Act is effective with respect to those rights and shares, or an exemption from the registration requirements of the Securities Act is available.

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

To the extent that a holder of our ADSs is unable to exercise their preemptive rights because a registration statement has not been filed, the depositary will attempt to sell the holder’s preemptive rights and distribute the net proceeds of the sale, net of the depositary’s fees and expenses, to the holder, provided that a secondary market for those rights exists and a premium can be recognized over the cost of the sale. A secondary market for the sale of preemptive rights can be expected to develop if the subscription price of the shares of our common stock upon exercise of the rights is below the prevailing market price of the shares of our common stock. Nonetheless, we cannot assure you that a secondary market in preemptive rights will develop in connection with any future issuance of shares of our common stock or that if a market develops, a premium can be recognized on their sale. Amounts received in exchange for the sale or assignment of preemptive rights relating to shares of our common stock will be taxable in Chile and in the United States. See “Item 10: Additional Information – E. Taxation – Chilean Tax Considerations – Capital Gains” and “– United States Federal Income Tax Considerations – Taxation of Capital Gains”. If the rights cannot be sold, they will expire and a holder of our ADSs will not realize any value from the grant of the preemptive rights. In either case, the equity interest of a holder of our ADSs in us will be diluted proportionately.

ITEM 4: Information on the Company

A.   History and Development of the Company

Our current legal and commercial name is Compañía Cervecerías Unidas S.A. We are a public corporation (sociedad anónima abierta) organized by means of a public deed dated January 8, 1902, following the merger of two existing breweries, one of which traces its origins back to 1850, when Mr. Joaquín Plagemann founded one of the first breweries in Chile (in Valparaíso). By 1916, we owned and operated the largest brewing facilities in Chile. Our operations have also included the production and commercialization of soft drinks since the beginning of the last century, the bottling and selling of mineral water products since 1960, the production and commercialization of wine since 1994, the production and commercialization of beer in Argentina since 1995, the production and commercialization of pisco since 2003 and the production and commercialization of rum since 2007. Also, we had been involved in the production and commercialization of sweet snacks products from 2004 until December 2018.

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

Our principal executive offices are located at Avenida Vitacura N°2670, 23rd floor, Santiago, Chile. Our telephone number in Santiago is (56-2) 2427-3000, and our website is www.ccu.cl. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, USA, telephone number (302) 738-6680 and fax number (302) 738-7210. The information on our website is not incorporated by reference into this document.  The SEC maintains a website at http://www.sec.gov/ that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Form 20-F reports and the other information submitted by us to the SEC may be accessed through this website.

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

Prior to November 1994, we independently produced, bottled and distributed carbonated and non-carbonated soft drinks in Chile. In November 1994, we merged our soft drink and mineral water businesses with the one owned by Buenos Aires Embotelladora S.A. (“BAESA”) in Chile (PepsiCo’s bottler in Chile at that time) creating Embotelladoras Chilenas Unidas S.A. (“ECUSA”) for the production, bottling, distribution and commercialization of soft drink and mineral water products in Chile. Through ECUSA, we began producing PepsiCo brands under license. We have had control of ECUSA since January 1998, when the shareholders agreement was amended. On November 29, 1999 we purchased 45% of ECUSA’s shares owned by BAESA for approximately
CLP 54,118 million. We currently own 99.98% of ECUSA’s shares. In January 2001, ECUSA and Schweppes Holdings Ltd. signed an agreement to continue bottling Crush and Canada Dry brands. See “Item 4. B. Business Overview – 4. Production and Marketing – Chile Operating segment”.

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

In December 1995, we entered into a joint venture agreement pursuant to which Anheuser-Busch acquired a 4.4% interest in CCU Argentina. The agreement involved two different contracts: an investment and a licensing contract. Through CCU Argentina, we began our expansion into Argentina by acquiring an interest in two Argentine breweries: 62.7% of the outstanding shares of Compañía Industrial Cervecera S.A. (“CICSA”), were acquired during January and February 1995 and 98.8% of the outstanding shares of Cervecería Santa Fe S.A. (“CSF”), were acquired in September 1995. In 1997, CCU Argentina increased its interest in CICSA to 97.2% and in CSF to 99.9% through the purchase of non-controlling interests. In January 1998, we decided to merge these two breweries into one company operating under the name of CICSA. Following the merger, CCU Argentina’s interest in CICSA was 99.2%. In April 1998, CCU Argentina completed the purchase of the brands and assets of Cervecería Córdoba S.A. As of mid-1998, after the resolution of certain labor issues, we began the production of the Córdoba brand at our Santa Fe plant.

After a capital increase approved by our shareholders in October 1996, we raised approximately USD 196 million between December 1996 and April 1999. Part of this capital expansion was accomplished between December 1996 and January 1997 through our second ADR offering in the international markets.

In November 2000, we and Malterías Unidas S.A. (currently Maltexco S.A.) became joint owners (50% each) of Cervecería Austral S.A. (“Cervecería Austral”), a Chilean company located in the city of Punta Arenas that produces, sells and distributes Austral beer in Chile. Additionally, Cervecera CCU Chile Limitada (“Cervecería CCU”) has a two-year renewable license agreement, subject to compliance with the conditions established in the agreement, for the production of Austral Lager beer, returnable liter containers and kegs in Chile and a distribution agreement for the sale and marketing of all Austral products in Chile, with the exception of the Magallanes Region, where selling and distribution is carried out by Comercial Patagona Ltda., a subsidiary of Cervecería Austral.

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

In May 2002, we acquired a 50% stake in Compañía Cervecera Kunstmann S.A., currently Cervecería Kunstmann S.A. (“CK”), a brewery located in the southern city of Valdivia, in Chile. In June 2003, our beer division began selling Kunstmann nationwide. In November 2006, we acquired additional shares of CK that allowed us to consolidate this subsidiary into our consolidated financial statements as of that month.

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

In January 2004, we entered the sweet snacks business by means of a joint venture between CCU Inversiones S.A. and Industria Nacional de Alimentos S.A., a subsidiary of Quiñenco, with a 50% interest each in Calaf S.A., which was renamed Foods Compañía de Alimentos CCU S.A. (“Foods”), a corporation that acquired the trademarks, assets and know-how, among other things, of Calaf S.A.I.C. and Francisca Calaf S.A., traditional Chilean candy makers, renowned for more than a century. In 2007 we acquired the brand Natur, adding a new line of products to our ready-to-eat portfolio. In August 2008, Foods bought 50% of Alimentos Nutrabien S.A. (“Nutrabien”), a company that specializes in brownies and other high-quality baked goods under the brand Nutrabien.

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

In December 2006, we signed a joint venture agreement with Watt’s S.A. (“Watt’s”), a local food related company, under which, as of January 30, 2007, we participate in equal parts in Promarca S.A. (“Promarca”). This new company owns, among others, the brands “Watt’s”, “Watt’s Ice Frut”, “Yogu Yogu” and “Shake a Shake” in Chile. Promarca granted both of its shareholders (New Ecusa S.A., a  former subsidiary of ECUSA, which as of the date of this annual report has been merged into ECUSA, and Watt’s Dos S.A., a subsidiary of Watt’s S.A.), for an indefinite period, the exclusive licenses for the production and sale of the different product categories.

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

In May 2007, CPCh entered the rum market with our proprietary brand Sierra Morena and later, in 2008, added new rum brand extensions and introduced various pisco based cocktails. In June 2010 CPCh purchased Fehrenberg, a small, but well-recognized spirits brand produced in Chile. In July 2011 CPCh began the distribution of Pernod Ricard products (Chivas Regal, Ballantine’s, Havana Club, Absolut, among others). Furthermore, in 2011, CPCh signed a license agreement for the commercialization and distribution in Chile of the pisco brand Bauzá. In addition, in 2011 CPCh acquired 49% of the licensor company Compañía Pisquera Bauzá S.A. (“Bauza”), the owner of the brand in Chile, and CPCh sold such interest to Agroproductos Bauzá S.A. in January 2016.

In December 2007, we entered into an agreement with Nestlé Chile S.A. and Nestlé Waters Chile S.A., the latter of which acquired a 20% interest in our subsidiary Aguas CCU-Nestlé Chile S.A. (“Aguas CCU”), the company through which we develop our bottled water business in Chile. As part of this new association, Aguas CCU introduced in 2008 the Nestlé Pure Life brand in Chile. On June 4, 2009 ECUSA received a notice from Nestlé Waters Chile S.A. whereby it exercised its irrevocable option to buy 29.9% of Aguas CCU’s equity, pursuant to the terms and conditions of the association agreement. The completion of the deal represented a profit before taxes for ECUSA of CLP 24,439 million. On September 30, 2009 in the extraordinary shareholders’ meetings, Aguas CCU and Nestlé Waters Chile S.A. approved the merger of both companies, the latter being the surviving company under the name Aguas CCU-Nestlé Chile S.A. The current shareholders of Aguas CCU are ECUSA (50.10%) and Nestlé Chile S.A. (49.90%).

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

In December 2010, our subsidiary Inversiones Invex CCU Ltda., acquired a 4.04% equity stake in CCU Argentina from Anheuser-Busch Investment, S.L. After the acquisition, CCU, through its subsidiary Inversiones Invex CCU Ltda., became the sole equity holder of CCU Argentina. This transaction had no effect on the Budweiser brand production and distribution contract, which was set to expire in 2025 (prior to the 2017 offer letter signed between ABI and CCU Argentina described below). The license for the distribution of the brand in Chile expired in 2015. Currently, CCU’s subsidiaries Inversiones Invex CCU Ltda. and Inversiones Invex CCU Dos Ltda. own 80.649% and 19.351%, respectively, of CCU Argentina’s share capital. CCU Argentina owns 77.005% of CICSA’s share capital, Inversiones Invex CCU Dos Ltda owns the remaining 22.995%.

In December 2010, CICSA acquired equity interests in Saénz Briones y Cía. S.A.I.C. and Sidra La Victoria S.A. Through this transaction, CICSA became the controlling shareholder of these companies. These companies own the assets used in the production, packaging and marketing of cider and other spirits businesses in Argentina, which are marketed through several brands, the most important cider and spirits brands are Real, La Victoria, Saénz Briones, 1888 and in spirits, El Abuelo. In 2015 Sidra La Victoria S.A. merged with and into Saénz Briones y Cía S.A.I.C.

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

In September 2012, CCU acquired 100% of the shares of the Uruguayan companies Milotur S.A. (“Milotur”), Marzurel S.A. (“Marzurel”) and Coralina S.A. (“Coralina”) and, indirectly of Andrimar S.A. (“Andrimar”), a wholly-owned subsidiary of Milotur. These companies own the assets of a business developed in Uruguay that engages in the production and commercialization of mineral and flavored bottled water under the Nativa brand, and carbonated soft drinks under the Nix brand. Milotur also commercializes Schneider and Heineken beer brands, the latter due to an amendment to the trademark license agreement in force with Heineken Brouwerijen B.V.

In December 2012, Aguas CCU completed an acquisition of 51.01% of the company Manantial S.A. (“Manantial”), a Home and Office Delivery (“HOD”) business of purified water in bottles with the use of dispensers. The partnership enabled Aguas CCU to participate in a new business category. The shareholders agreement of Manantial included a call option to purchase the remaining shares.

On June 18, 2013, the extraordinary shareholders’ meeting approved the issuance of 51,000,000 of common shares which were registered in the “Superintendencia de Valores y Seguros” (“SVS”), currently “Comisión para el Mercado Financiero” (“CMF”), under N° 980 on July 23, 2013. On November 8, 2013 CCU successfully concluded this capital increase, the total number of shares issued pursuant to the capital increase having been subscribed and paid, raising a total amount of CLP 331,718,929,410. This capital increase was made in order to continue our expansion plan, which includes organic and inorganic growth in Chile and the surrounding region. Part of this capital increase was offered in the international markets, representing our third ADR offering.

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

In May 2014, CCU entered the Bolivian market through a partnership with Grupo Monasterio, acquiring 34% of Bebidas Bolivianas BBO S.A. (“BBO”). BBO produces and commercializes alcoholic and non-alcoholic beverages in Bolivia. CCU's initial stake in BBO was 34%, which was obtained by a capital injection, and which contemplated the right of CCU to acquire additional interests that would enable it to own 51% of the shares of BBO in a second stage. This transaction also included contracts that allow BBO to operate CCU’s brands in Bolivia. The Company has recorded this investment under joint ventures and associated companies. In 2014, BBO acquired Cordillera beer brand from SABMiller.

As of June 6, 2014, CICSA reached agreements with Cervecería Modelo S.A. de CV. and Anheuser-Busch LLC, for the termination of the contract which allowed CICSA to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina, and the license for the production and distribution of Budweiser beer in Uruguay. CICSA received compensation in respect of these agreements in the amount of ARS 277.2 million, equivalent to USD 34.2 million.

In November 2014, CCU, directly and through its subsidiary CCU Inversiones II Ltda., signed a series of contracts and agreements with the Colombian entity Postobón S.A. and related companies (“Grupo Postobón”), by which we agreed to initiate a joint venture for the manufacturing, commercialization and distribution of beer and malt based non-alcoholic beverages in Colombia. The joint venture was established through a company named Central Cervecera de Colombia S.A.S. (“CCC”), in which CCU and Grupo Postobón participate in equal parts. This transaction included the following contracts and agreements: an investment framework agreement, a shareholders agreement, a long-term logistics and distribution contract and a sales contract governing services to be provided by Grupo Postobón to CCC, a trademark license agreements granted to CCC by CCU and Grupo Postobón, a shared services agreement governing services to be provided by Postobón to CCC, and an exclusive license granted by Heineken to CCC for the import, production and distribution of Heineken products in Colombia. As of September 2015, CCC also has an exclusive contract to import, produce and distribute Coors Light in Colombia. Additionally, as of April 1, 2016, CCC also has an exclusive license granted by Heineken to import, produce and distribute Tecate in Colombia and Sol as of July 1, 2017.

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

In 2015 we sold the brands Calaf and Natur to Carozzi, leaving Foods only with its 50% stake in Nutrabien. During 2016, Foods acquired the remaining 50% stake of Nutrabien.

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

In March 2016, we, through our subsidiary Bebidas del Paraguay S.A., acquired 51% of Sajonia Brewing Company SRL (formerly Artisan SRL) which produces and commercializes Sajonia craft beer in Paraguay.

In 2016, CCC acquired the brand and assets related to the craft beer brand “3 Cordilleras” of Artesana Beer Company S.A. in Colombia.  CCC is reported under Joint Ventures and Associated Companies.

In 2017, we began producing and commercializing Miller Genuine Draft (“MGD”) in Argentina.

As of April 2017, CCC also has a license agreement to commercialize and distribute the Miller Lite and Miller Genuine Draft brands in Colombia.

In June 2017, CPCh incorporated to its portfolio the Peruvian pisco brand BarSol, through the acquisition of 40% of Americas Distilling Investments LLC, which is based in the United States and owns the BarSol brand and productive assets based in Peru.

On June 15, 2017, Foods and CCU Inversiones S.A. signed a purchase agreement, for the sale of all the shares of its subsidiary Nutrabien, with Ideal S.A, a subsidiary of Grupo Bimbo, subject to the approval of the antitrust authorities in Chile. Having received said approval, the sale of 100% of the shares of Nutrabien to Ideal S.A. was completed on December 17, 2018.

On August 16, 2017, CCU, through its subsidiary CCU Inversiones ll Ltda., acquired 50% of Zona Franca Central Cervecera S.A.S. (“ZF CC”), a company incorporated in Colombia in which CCU and Grupo Postobón are the sole shareholders in equal parts. The price of the transaction amounted to USD 10.2 million, equivalent to CLP 6.4 billion. Until November 2019, the main purpose of ZF CC was to act exclusively as an industrial user of one or more free-trade zones, providing toll manufacturing services to CCC, which was the company that produced, marketed and distributed beer and malt beverages. Since November 2019, ZF CC is  producing and selling to CCC, which continues to market and distribute our products.

In December 2017, CCU, through its subsidiary CCU Inversiones S.A., increased its stake in VSPT by acquiring additional outstanding shares of VSPT through a tender offer, which concluded at the end of January 2018, and allowed us to increase our total stake from 67.22% to 83.01%.

On September 6, 2017, CCU and CCU Argentina signed an offer letter with ABI (together with CCU Argentina, the "Parties"), under which the early termination of the "Budweiser" license agreement in Argentina was agreed to in exchange for the transfer to CCU Argentina of a portfolio of beer brands and cash payments, among other matters. This transaction was subject to the prior approval of the Comisión Nacional de Defensa de la Competencia (“CNDC”) and the Secretario de Comercio del Ministerio de Producción de la Argentina (“SECOM”), which are Argentina’s antitrust regulators. On March 14, 2018, SECOM, based on the CNDC's favorable opinion, approved the transaction, pending review and approval by the CNDC of the terms and conditions of the definitive contracts in respect thereof. On April 27, 2018, after receiving the approval from CNDC and SECOM, the Parties were legally obliged to close the transaction. On May 2, 2018, the abovementioned transaction (the “Transaction”) was executed, which included, among other matters: (i) the early termination of the Budweiser brand license agreement in Argentina, between the Parties, and (ii) the transfer to CCU Argentina of the ownership of the Isenbeck, Diosa, Norte, Iguana and Báltica brands, as well as the transfer of the licenses for Argentina of the international brands Warsteiner and Grolsch. In order to achieve an orderly transition of the aforementioned brands, the Transaction contemplates several contracts in which (i) CCU Argentina will produce Budweiser, on behalf of ABI, for a period of up to one year; (ii) ABI will produce Isenbeck and Diosa, on behalf of CCU Argentina, for a period of up to one year; and (iii) ABI will carry out the production and distribution of Iguana, Norte, Báltica, Grolsch and Warsteiner, on behalf of CCU Argentina, for a period of up to three years (the “Transition Brands”). As a consequence, as of May 2, 2018, CCU Argentina began commercializing Isenbeck and Diosa and ceased selling Budweiser. As part of the terms of the Transaction, CCU Argentina received from ABI a cash payment of US$ 306 million, as part of its compensation for the early termination of the license contract for the Budweiser brand, as well as an additional US$ 10 million for producing Budweiser on behalf of ABI for a year. CCU Argentina will also receive from ABI payments of up to US$ 28 million per year, for a period of up to three years, depending on the scope and length of the transition of the production and/or commercialization of the Transition Brands.

On August 9, 2018, CCU exercised its option to purchase from Grupo Monasterio, holder of 66% of BBO capital stock, 30,286, ordinary shares of BBO, representing 17% of the total capital stock of BBO, with which CCU increased its stake from 34% to 51%, with Grupo Monasterio retaining the remaining 49%. Subsequently, on December 17, 2018, CCU contributed the totality of its BBO shares to its subsidiary CCU Inversiones II Ltda., the current shareholder and controller of BBO.

On August 17, 2018, CCU placed a three million UF bond in the Chilean market. The 25-year bullet note was priced at 2.85% in UF’s (Chile’s inflation adjusted currency), which represented a spread of 68 bps over the Chilean Central Bank bond (BCU) with the same duration.

In September of 2018, CCU was included for the first time in the Dow Jones Sustainability Index Chile, created in 2015, which assesses and selects companies based on an analysis of their environmental, social and governance (ESG) performance.

On September 4, 2018, CCU and 29 other companies in Chile, signed a Zero Waste to Landfill Clean Production Agreement (CPA), together with the Chilean government’s Sustainability and Climate Change Agency (ASCC) and the Recycling Industry National Association. In this agreement, the participant companies committed to reducing to zero the waste that they send to landfills, within a period of two years.

In November of 2018, and as part of our electromobility plan, CCU began to operate the first 100% electric, high-tonnage truck in the country. With a capacity of up to 13 tons and a range of 280 kilometers, the heavy-load vehicle will be used to transport CCU’s products in Santiago. CCU’s goal is for electric trucks to represent 50% of the fleet by 2030.

At the end of 2018, CCU finalized the construction of the new distribution center for non-alcoholic beverages as part of the CCU Renca Project. The new distribution center has a 22,500 square meter warehouse and uses 100% electricity-powered machinery, in addition to being a zero-waste-to-landfill operation.

In 2019, CCU started the construction of the production plant for non-alcoholic beverages, as part of the CCU Renca Project, and it is expected to be operational by the end of 2020. This project incorporates the latest technology for efficient and sustainable production and distribution.

On May 31, 2019, CCU, through its subsidiary Viña San Pedro Tarapacá S.A., completed the purchase of the wine assets of Pernod Ricard Argentina SRL, which included the brands Graffigna, Colón and Santa Silvia.

On August 8, 2019, CCU announced that CPCh, acting through the companies Inversiones Internacionales SpA and International Spirits Investments USA LLC, communicated to LDLM Investments LLC their decision to start a process of selling their total participation in Americas Distilling Investments LLC, owner of the Peruvian company Bodega San Isidro SRL and Barsol brand.

In December 2019, as part of our 2030 Environmental Vision, CCU committed for the next ten years to: (i) continue reducing greenhouse gas emissions per liter produced to reach a 50% reduction, (ii) continue optimizing water consumption per liter produced, until a 60% reduction is achieved, (iii) 100% valorization of industrial solid waste, (iv) use 75% renewable energy, (v) use 100% reusable, recyclable or compostable packaging, and (vi) aim for our packaging to be made on average of 50% recycled material.

Capital Expenditures

The capital expenditure figures for the last three years shown below reconcile to the Cash Flow statement as shown in the Consolidated Statements of Cash Flows.

Our capital expenditures for the last three years were CLP 125,765 million, CLP 131,440 million and
CLP 140,488 million, respectively, totaling CLP 397,693 million of which CLP 290,710 million was invested in Chile and CLP 106,983 million outside Chile.

In recent years, our capital expenditures were made primarily for the expansion of our production and bottling operations, improving the distribution chain, additional returnable bottles and boxes, increasing marketing assets (mainly refrigerators), environmental improvements and the integration of new operations, among others.

During 2017, 74% of our capital expenditures were allocated to our operations in Chile. These investments were necessary to improve our capacity and operational efficiencies, as well as the quality of our production processes, logistics and distribution, including the initiation of the process of changing pallets from wood to plastic and the start of construction of a new distribution center in Santiago. We also invested in our businesses in Argentina with capacity increases to support increased sales volume.

During 2018, 75% of our capital expenditures were allocated to our operations in Chile. These investments were made to increase production capacity and productive efficiencies, as well as the quality of our logistics and distribution processes, continuing with the process of changing from wood to plastic pallets and the start-up of the new distribution center in Santiago. Additionally, we have acquired new lands and plantations for our wine business, as well as invested in the automation of the elaboration process. We also invested in our businesses in Argentina with capacity increases to support increased sales volume.

During 2019, 70% of our capital expenditures were allocated to our operations in Chile. These investments were necessary to improve our capacity and productive efficiencies, as well as the quality of our logistics and distribution processes, including the completion of the process of changing pallets from wood to plastic. Also, we have started the construction of a new production plant for non-alcoholic beverages in Santiago, automated our winemaking process and expanded our ability to process grapes for our wine operations and started to invest in our business in Argentina with additional capacity to support greater sales volumes.

The following table shows our primary capital expenditures for the period 2017 - 2019. See “Item 5: Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Capital Expenditures” for the 2020 - 2023 period.

CLP Million	2017	2018	2019
Chile	93,452	98,683	98,577
Abroad	32,313	32,757	41,911
Total	125,765	131,440	140,488

B.   Business Overview

1)    Summary

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, juice, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks and juice categories. In Bolivia, CCU participates in the beer, water, soft drinks, juice and malt beverage categories. In Colombia, the Company participates in the beer and malt beverage industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s) and Coors Brewing Company.

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

In 2015 the Committee of International Business was created, which brought together management of business activities in Argentina, Uruguay and Paraguay. Following this, the Río de la Plata Operating segment (consisting of the business activities referred to above) was renamed the International Business Operating segment. The Committee of International Business also represents and looks after the interests associated with investments in  Colombia, which continue to report their results under Equity and Income of JVs and are associated on a consolidated basis.

CCU completed the 2016-18 Strategic Plan, which included, among other initiatives, the “ExCCelencia CCU” program. During 2016 we implemented the integration of the route-to-market of the beer and non-alcoholic category in Chile throughout the country. Simultaneously, the Company incorporated into the Chile Operating segment the business activities performed by the Strategic Service Units (“SSU”), which include Transportes CCU Limitada (“Transportes CCU”), Comercial CCU S.A. (“Comercial CCU”), CRECCU S.A. (“CRECCU”) and Fábrica de Envases de Plásticos S.A. (“Plasco”). This change enables us to capture additional efficiencies and improve the service level of our logistics operation.

At the end of 2018, CCU launched the 2019-21 Strategic Plan, which continues to be based on our three Strategic Pillars: Growth, Profitability and Sustainability. Our plan has six strategic goals: 1) grow profitably in all our business units; 2) strengthen our brands; 3) continue to innovate; 4) execute our “ExCCelencia CCU” program to capture additional efficiencies; 5) continue working towards the integral development of our employees; and 6) taking care of our planet through the development and implementation of our 2030 Environmental Vision.

2) Overview

Overview: Chile Operating segment

We estimate that our weighted volume market share for the Chile Operating segment was approximately 42.7%, 43.4% and 43.8% in 2017, 2018 and 2019, respectively. The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date. Weighted volume market share includes all categories in which CCU participates in the Chilean domestic market, excluding HOD and powder drinks according to Nielsen figures.

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

Our non-alcoholic beverages in Chile include carbonated soft drinks (both cola and non-cola), juices, sports and energy drinks, ice tea; and water, which include mineral, purified and flavored bottled water. These include both our proprietary brands and brands produced under license, from PepsiCo (carbonated and non-carbonated soft drinks), Schweppes Holdings (carbonated soft drinks) and Promarca (juice and fruit-flavored beverages). In the energy drinks business, we are the exclusive distributor of Red Bull energy drinks in Chile. We also produce and distribute purified waters under license from Societé des Produits Nestlé S.A. and others, and distribute the imported brand Perrier. We also participate in the ready-to-mix category with instant powder drinks in a joint operation with Carozzi.

We also produce and distribute pisco and cocktails, rum, flavored alcoholic beverages (“FABs”) and cider in Chile. In addition, we distribute Pernod Ricard products, such as whisky, vodka, rum, gin and other spirits, in non-supermarket retail stores.

Wholesale and retail prices of all the previously mentioned categories are not regulated in Chile. Wholesale prices are subject to negotiation between the producer and the purchaser; while retailers determine retail prices to the final consumer. We believe that the key factors determining retailers’ prices include: national and/or local price promotions offered by the manufacturer, the nature of product consumption (on-premise or off-premise), the type of packaging (returnable or non-returnable), the applicable tax structure and the desired profit margins considering all related costs and expenditures such as marketing, sales, distribution, and administrative expenses (MSD&A) and production.

During 2016 we implemented the integration of the route-to-market of the beer and non-alcoholic category in Chile throughout the country, and at the same time, the Company incorporated into the Chile Operating segment the business activities performed by the SSU, which include Transportes CCU, Comercial CCU, CRECCU and Plasco.

Comercial CCU is responsible for the sale of the Company’s whole portfolio of products through a single sales force in the Metropolitan Region including the capital Santiago, and several other large cities such as Viña del Mar, Rancagua, La Serena, and Concepción, those areas where this synergic sales model is more efficient. Additionally, product distribution is handled by our subsidiary Transportes CCU. Comercial Patagona Limitada (“Comercial Patagona”) handles our sales and distribution in the Magallanes Region. In the case of our HOD service, Manantial directly handles its own sales and distribution, given the nature of the business.

As part of CCU’s innovation and digital transformation initiatives, we broadened our remote sale platforms through the launch of a modern online sales website in Chile during 2019, called "La Barra", providing a new experience for consumers through home delivery of our portfolio. During 2019, through La Barra we delivered products to over 24,000 households in Chile. In addition, we began to develop a similar platform in Argentina.

In Argentina, Bolivia, Paraguay and Uruguay we use our own sales force, as well as third party distributors.

Plasco, a subsidiary of CCU, produces nearly all plastic caps and injected preforms we use to produce plastic bottles in the Chile Operating segment.

Overview: International Business Operating segment

We estimate that our weighted volume market share for the International Business Operating segment was approximately 14.7%, 15.8% and 16.7% in 2017, 2018 and 2019, respectively, including beer in Argentina according to Ernst and Young for 2018 and 2019 and according to Nielsen (including cider) for 2017; beer, carbonated soft drinks, juice, mineral water and flavored water in Uruguay, according to IDRetail; beer, carbonated soft drinks, juice and mineral water in Paraguay, according to CCR; and in Bolivia beer and malt, according to Ciesmori, and carbonated soft drinks according to internal estimates. The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date, and since 2018 figures include our operations in Bolivia. The 2018 figure amounts to 20.0% if Bolivia is not considered in the calculation.

We produce and/or import, sell and distribute beer under proprietary brands and licensed brands in Argentina, Bolivia, Paraguay and Uruguay. We also produce, sell and distribute cider in Argentina.

In Argentina, we are the exclusive producer and distributor of Heineken, Amstel, Sol, Grolsch, Warsteiner and Miller beer brands; and the exclusive distributor of imported Kunstmann and Blue Moon beer brands. Also, from Argentina we export Imperial to Uruguay; Schneider and Heineken to Bolivia, Paraguay and Uruguay. Additionally, through our subsidiaries in Paraguay and Bolivia, we have the license to distribute beer under the Heineken brand.

In Uruguay, CCU, through its subsidiaries, produces and distributes mineral and flavored bottled water under the Nativa and Nativa MAS brand, carbonated soft drinks under the Nix brand, juices under Watt´s brand, isotonic beverages under FullSport brand and we launched an energy drink under the Thor brand. Also, we export Watt’s juice and Full Sport to Paraguay. As of 2019, we started to distribute imported wine, from VSPT, under the brand Misiones de Rengo, Finca La Celia and Eugenio Bustos.

In Paraguay, CCU, through its subsidiaries, produces and distributes carbonated soft drinks under the brand Pulp, Puro Sol for juices, La Fuente for waters, and Zuma for flavored water, and has been granted the license to produce and distribute juice under the Watt’s brand. In addition to imported beer distribution in Paraguay, the Company entered into craft beer market production with the Sajonia brand.

In Bolivia, CCU, through its subsidiary BBO, produces and distributes beer under the brands Real, Capital and Cordillera; and carbonated soft drinks under Mendocina, Free Cola, Sinalco and Malta Real. The latter is a soft drink with sugar based on malt, but without alcohol. BBO also participates with Mendocina in the water category and Natur-All in juices.

Overview: Wine Operating segment

VSPT produces and markets a full range of wine products for the domestic and export markets, reaching over 80 countries. The weighted average volume market share was 18.2%, 17.7% and 17.7% in 2017, 2018 and 2019, respectively. The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date.  In 2019 VSPT’s sales amounted to approximately 29.9% of total measured domestic industry sales by volume in Chile, according to Nielsen, and 12.3% of total Chilean wine export sales by volume, when excluding bulk wine, according to Wines of Chile Association.

VSPT’s primary vineyards are located in the main viticulture valleys in Chile, with production plants in the cities of Molina, Totihue, Isla de Maipo and also in Mendoza and San Juan, Argentina.

Overview: Joint Ventures and Associated Companies

CCU is equal joint owner with Maltexco S.A. (former Malterías Unidas S.A.) of Cervecería Austral, a company that produces, sells and distributes Austral beer in Chile. Additionally, Cervecería CCU has a two-year renewable license agreement, subject to compliance with the conditions established in the agreement, for the production of Austral Lager beer, returnable liter containers and kegs in Chile and a distribution agreement for the sale and marketing of all Austral products in Chile, with the exception of the Magallanes Region, where selling and distribution is carried out by Comercial Patagona Ltda., a subsidiary of Cervecería Austral.

In Colombia, CCU entered into a series of contracts and agreements with Grupo Postobón, by which the parties agreed to initiate a joint agreement for the manufacturing, commercialization and distribution of beer and malt based non-alcoholic beverages through CCC in Colombia. CCC is a 50-50 joint venture between CCU and Grupo Postobón, in which neither party exercises full control; thus, CCU uses the equity method to account for this investment. CCC has exclusive contracts to import, produce and distribute Heineken, Amstel, Murphys, Buckler, Coors Light, Tecate and Sol in Colombia. In 2016, CCC acquired the brand and assets related to the craft beer brand “3 Cordilleras” of Artesana Beer Company S.A. As of April 2017, the Miller Lite and Miller Genuine Draft brands were incorporated by means of a license agreement for the development and/or marketing of these brands in Colombia. In August 2017, through its subsidiary CCU Inversiones ll Ltda., CCU acquired 50% of the shares of ZF CC, in which Grupo Postobón holds the remaining 50%. Until November 2019, the main purpose of ZF CC was to act exclusively as an industrial user of one or more free-trade zones in Colombia, providing toll manufacturing services to CCC, which was the company that produced, marketed and distributed beer and malt beverages. Since November 2019, ZF CC is producing and selling to CCC, which continues to market and distribute our products. In February 2019, CCC launched Andina, our first mainstream beer brand produced locally in the new brewery, located north of Bogota, in the municipality of Sesquile, Cundinamarca. Also, CCC began producing in the plant our licensed global brands, including Heineken and Tecate, among others. In July 2019, CCC launched our first malt-based soft drink, Natumalta, aligned with Grupo Postobón's leadership in soft drinks in Colombia. At the end of October of 2019, we launched Andina Light, and at the end of 2019, a new contract was signed with Coors Brewring Company D/B/A Molson Coors International ("MCI"), for the production, marketing and distribution of the Miller Lite and Miller Genuine Draft brands.

3)     The Beverage Market

The Beverage Market: Chile Operating segment

We estimate that annual beer consumption in Chile was 856 million liters in 2019 or approximately 46 liters per capita. The following table shows estimates for total and per capita consumption levels for beer in Chile for the years 2015 - 2019:

Year	Total Beer Sales Volume(1)	Per Capita
	(in millions of liters)	(liters)
2015	767	43
2016	780	43
2017	799	43
2018	821	44
2019	856	46
(1) Source: GlobalData, Quarterly Beverage Forecast. Figures have been rounded.

The non-alcoholic beverages market in Chile consists of both carbonated and non-carbonated beverages. The principal types of carbonated beverages are colas, non-colas and carbonated mineral bottled water. The non-carbonated beverages are fruit juices, functional drinks and non-carbonated mineral, purified and flavored bottled water.

The table below sets forth estimates of total and per capita consumption of non-alcoholic beverage in Chile during each of the last five years:

	Total Non-Alcoholic Beverage
	Sales Volume(1)				Per Capita
	(in millions of liters)				(liters)
Year	Carbonated Soft drinks	Nectar & Juices(2)	Functional drinks(3)	Water(4)	Carbonated Soft drinks	Nectar & Juices(2)	Functional drinks(3)	Water(4)

2015	2,270	417	67	638	126	23	4	35
2016	2,249	424	74	668	124	23	4	37
2017	2,215	434	87	710	121	24	5	39
2018	2,150	436	89	714	116	23	5	38
2019	2,180	416	99	750	116	22	5	40
(1) Source: GlobalData, Quarterly Beverage Forecast. Figures have been rounded. (2) Includes Nectars, juices and still drinks
(3) Includes Sports drinks, Energy drinks, ice tea and ice coffee.
(4) Includes HOD, packaged water, flavored water, enhanced water.

The following table sets forth Nielsen estimates as to the percentage of total carbonated soft drinks sales in Chile, represented by each of the two principal categories of carbonated soft drinks during the last three years:

Type	2017	2018	2019
Colas	54%	55%	57%
Non-colas	46%	45%	43%
Total	100%	100%	100%

Traditionally, beer, wine and pisco have been the principal alcoholic beverages consumed in Chile. Pisco is a distilled wine spirit, produced in the regions of Atacama and Coquimbo in the north of Chile.

The table below sets forth estimates of total and per capita spirits consumption in Chile during the last five years:

	Total Spirits
Year	Sales Volume(1)	Per Capita
	(in millions of liters)	(liters)
2015	71	4
2016	71	4
2017	72	4
2018	76	4
2019	79	4
(1) Source: GlobalData, Quarterly Beverage Forecast. Figures have been rounded.

The beverage excise taxes in Chile are as shown in the following table:

Category	Current Excise Tax
Beer	20.5%
Wine	20.5%
Spirits	31.5%
Sugar containing Softdrink(1)	18.0%
No sugar containing Softdrink(2)	10.0%
Flavored Water	10.0%
(1) more than 15 gr / 240 ml of sugar
(2) with 15 gr / 240 ml or less of sugar

The Beverage Market: International Business Operating segment

The Argentine beer market is estimated by us to be around 2.3 times the size of Chile’s beer industry. Traditionally, beer and wine have been the principal alcoholic beverages consumed in the country. We estimate that annual beer consumption in Argentina was 2,003 million liters in 2019 or approximately 45 liters per capita.

The table below sets forth our estimates of total and per capita beer, spirits and cider consumption in Argentina during the last five years:

	Argentina
	Total Sales Volume(1)			Per Capita
	(in millions of liters)			(liters)
Year	Beer	Spirits	Cider	Beer	Spirits	Cider
2015	1,875	130	95	43	3	2
2016	1,778	130	89	41	3	2
2017(2)	2,032	135	88	46	3	2
2018(2)	2,080	153	93	47	3	2
2019(2)	2,003	162	77	45	4	2
(1) Source: GlobalData, Quarterly Beverage Forecast. Figures have been rounded. (2) Internal estimates for beer category.

In December 2017, the Argentine Congress passed a new bill (which became effective on March 1, 2018), which, amongst other measures, increases the excise tax on several beverages. The following table shows current nominal Argentinean excise taxes:

Category	Current Excise Tax
Beer	14.0%
Whisky	26.0%
10% - 29% alcohol content	20.0%
30% or more alcohol content	26.0%
Wine - cider	0.0%
Flavored soft drinks, mineral water and juices	4.0% - 8.0%

In Uruguay, we participate in the beer and non-alcoholic beverages categories since our entrance to the market in 2012. The table below sets forth estimates of total and per capita beer and non-alcoholic beverage consumption in Uruguay in the last five years:

	Uruguay
	Total Sales Volume(1)				Per Capita
	(in millions of liters)				(liters)
Year	Beer	Carbonated Soft drinks	Nectar & Juices(2)	Water(3)	Beer	Carbonated Soft drinks	Nectar & Juices(2)	Water(3)
2015	106	386	33	360	31	111	10	104
2016	100	377	34	399	29	108	10	115
2017	103	374	35	436	29	107	10	125
2018	110	372	33	457	31	106	9	130
2019	108	355	35	506	31	101	10	144
(1) Source: GlobalData, Quarterly Beverage Forecast. Figures have been rounded. (2)Includes Nectars, juices and still drinks
(3) Includes HOD, packaged water, flavored water, enhanced water.

In Paraguay, we participate in the beer and non-alcoholic beverages categories since our entrance to the market in 2013, both proprietary and under license. The table below sets forth our estimates of total and per capita beer and non-alcoholic beverage consumption in Paraguay in the last five years:

	Paraguay
	Total Sales Volume(1)				Per Capita
	(in millions of liters)				(liters)
Year	Beer	Carbonated Soft drinks	Nectar & Juices(2)	Water(3)	Beer	Carbonated Soft drinks	Nectar & Juices(2)	Water(3)
2015	290	541	55	282	43	80	8	42
2016	297	547	57	316	43	80	8	46
2017	303	554	57	346	44	80	8	50
2018	327	586	73	364	46	83	10	52
2019	329	584	77	368	46	82	11	51
(1) Source: GlobalData, Quarterly Beverage Forecast. Figures have been rounded. (2) Includes Nectars, juices and still drinks
(3) Includes HOD, packaged water, flavored water, enhanced water.

In Bolivia, we participate in the beer and non-alcoholic beverages categories, both proprietary and under license. BBO is consolidated in our Income Statements since August 2018. The table below sets forth our estimates of total and per capita beer and non-alcoholic beverage consumption in Bolivia during 2018 and 2019:

	Bolivia
	Total Sales Volume(1)			Per Capita
	(in millions of liters)			(liters)
Year	Beer	Carbonated Soft drinks	Water (2)	Beer	Carbonated Soft drinks	Water (2)
2018	389	1,116	231	35	100	21
2019	347	1,053	229	31	93	20
(1) Source: GlobalData, Quarterly Beverage Forecast. Figures have been rounded.
(2) Includes HOD, packaged water, flavored water, enhanced water.

The Beverage Market: Wine Operating segment

The following chart shows our estimates for the wine market and per capita consumption levels for wine in Chile for the last five years:

Year	Total Volume (1)	Per Capita
	(in millions of liters)	(liters)
2015	231	13
2016	233	13
2017	236	13
2018(2)	235	13
2019	240	13
(1) Source: GlobalData, Quarterly Beverage Forecast. Figures have been rounded. (2) Internal estimates.

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

4)    Production and Marketing

Production and Marketing: Chile Operating segment

The production, marketing and sales of beverages in Chile generated net sales of CLP 1,047,119 million,
CLP 1,109,574 million and CLP 1,164,304 million in 2017, 2018 and 2019, respectively, or 61.7%, 62.2% and 63.9% of CCU’s consolidated Net sales in those years. Our sales by volume in Chile increased 4.9% in 2019.

Under each license agreement, we have the right to produce and/or sell and distribute the respective licensed products in Chile. Generally, under our license agreements, we are required to maintain certain standards of quality with respect to the production of licensed products, to achieve certain levels of marketing and, in certain cases, to fulfill minimum sales requirements. We strongly believe that we are in compliance with all of our license agreements.

Our brand Cristal is the best selling beer brand in Chile, followed closely by Escudo, the second most popular beer in the country. Other relevant brands are: Royal Guard, our proprietary premium beer brand; Morenita, our dark beer brand; Dorada, our convenience brand; and Stones, a flavored sweetened beer, with 2.5% alcohol content. From time to time, we introduce innovations and brand extensions to our most relevant brands, highlighting during 2019 the following: Cristal Summer Lager, Escudo Negra and Escudo Ambar, Royal Guard Pacific IPA, Austral 1520, Kunstmann Hazy IPA, Kölsch and Oktoberfest, Coors Original (stubby bottle) and Red Citrus Stones.

In October 2001, Cervecería Austral entered into a license agreement with our subsidiary Cervecería CCU to produce and sell our brand Cristal, as well as any other brand owned by or licensed to Cervecería CCU in the southern part of Chile. The agreement also permits us to commercialize and distribute the Austral brand in Chile, with the exception of the Magallanes Region, where selling and distribution is carried out by Comercial Patagona Ltda., a subsidiary of Cervecería Austral. This agreement is currently renewable for periods of two years, subject to compliance with the contract conditions.

On April 28, 2003, through our subsidiaries Cervecería CCU and CCU Argentina, we and Heineken Brouwerijen B.V. signed license and technical assistance agreements providing us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina commencing June 18, 2003. On October 12, 2011, we signed with Heineken Brouwerijen B.V. the Amended and Restated versions of the Trademark License Agreements, which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina, in force as of January 1, 2011. These agreements have an initial term of ten years, and shall automatically be renewed each January 1 for a new period of ten years, unless either party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires. Heineken is one of the leading brands in the premium segment in Chile, the beer segment with the highest growth in recent years. In 2018, CCU launched Heineken 0.0 in Chile, the first country in Latin America to offer this non-alcoholic premium brand.

In 2013 we launched the Sol brand (from Heineken) in the north of Chile, completing the national roll out of the brand in 2014. As of 2015, we started to produce Sol beer brand in our facilities. We have an exclusive ten year license, automatically renewable on a yearly basis, for ten-year periods (rolling contract), unless notice of non-renewal is given. In addition, we also have the license to import, sell and distribute Tecate in Chile.

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

The following table shows our proprietary parent beer brands, brands produced under license and brands imported under license for the Chilean Market:

Premium	Mainstream	Convenience
Royal Guard	Cristal	Dorada
Heineken(1)	Cristal Cer0,0°(2)
Heineken 0.0(2)(3)(6)	Escudo
Austral(1)	Morenita
Polar Imperial(1)	Stones
Kunstmann	Andes Bavaria
D'olbek
Sol(1)
Coors(3)
Tecate(4)
Blue Moon(4)
Szot(5)
Guayacán
(1) Produced under license.
(2) Non-alcoholic beer.
(3) Imported/Produced under license.
(4) Imported.
(5) Distribution contract.
(6) Commercialization began in February 2018 and the production in Chile is expected to begin in July 2020.

Our beer products sold in Chile are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans or stainless steel kegs at our main production facilities in the Chilean cities of Santiago, Temuco, Valdivia, and Punta Arenas.

During the last three years we sold our beer products in Chile in the following containers:

Percentage of Total Beer Products Sold
Container	2018	2018	2019

Returnable (1)	30%	30%	25%
Non-returnable (2)	67%	67%	72%
Returnable kegs (3)	4%	4%	3%
Total	100%	100%	100%

(1) Returnable beer containers include glass bottles of various sizes.
(2) Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.
(3) Returnable kegs are stainless steel containers, which have a capacity of 20, 30 and 50 liters.

The following table sets forth our beer sales volume breakdown in Chile by category, for each of the last three years:

Category	2017	2018	2019
Premium	21%	23%	24%
Mainstream	75%	73%	71%
Convenience	4%	4%	5%
Total	100%	100%	100%

Our soft drinks include proprietary brands, in addition to brands produced under license from PepsiCo, Inc., Schweppes Holdings Ltd. and Promarca S.A., which are produced in three production plants: Santiago, Temuco and Antofagasta.

Our subsidiary Aguas CCU produces, commercializes and distributes mineral, purified and flavored waters. We have two proprietary mineral water brands, Cachantun and Porvenir, which are bottled at their sources, located in Coinco (O’Higgins Region) and Casablanca (Valparaíso Region).  We also commercialize Nestlé Pure Life, a brand of purified water, Mas and Mas Woman, which are brands of flavored waters. Aguas CCU also distributes the imported brand Perrier. Manantial, a subsidiary of Aguas CCU, also produces, commercializes and distributes purified water with our Manantial brand, primarily in the home and office delivery (HOD) format.

In 1994, our subsidiary ECUSA and Cadbury Schweppes plc (“Cadbury Schweppes”), the latter through its subsidiaries CS Beverages Ltd. and Canada Dry Corporation Ltd., entered into license agreements for all Cadbury Schweppes products. On December 11, 1998, The Coca-Cola Company announced an agreement with Cadbury Schweppes to acquire certain of the latter's international beverage brands, including those licensed to ECUSA, and in August 1999 the agreement was reported to have been consummated. In September 2000, after more than a year’s litigation, both in Chile (suits at civil courts and antitrust authorities) and England (arbitration under ICC rules), ECUSA and The Coca-Cola Company reached an agreement superseding ECUSA’s previous license contracts with CS Beverages Ltd. and Canada Dry Corporation Ltd. The new agreement, referred to as the “Bottler Contract”, was executed between ECUSA and Schweppes Holdings Ltd., concerning the Crush and Canada Dry brands, and was approved by the Chilean antitrust commission, thus putting an end to the proceeding regarding the Cadbury Schweppes brands issue and dismissing all complaints filed in consideration of the agreement. On January 15, 2009, the parties executed an amendment to the Bottler Contract which, among others, extended its duration until December 31, 2018, renewable for consecutive five-year periods, subject to compliance with the contract conditions. The contract was renewed until December 31, 2023.

In August, 2002, we began importing, selling and distributing Gatorade, a sport drink. In March 2006, a new franchise commitment letter and exclusive bottling appointment ("Gatorade Contracts") were executed between ECUSA and Stokely Van-Camp, Inc., a subsidiary of PepsiCo, Inc., authorizing ECUSA to bottle, sell and distribute Gatorade products in Chile, for an initial term ending on March 31, 2010, automatically renewable for successive two or three-year periods if certain conditions set forth in the Gatorade Contracts were met. In October 2013, ECUSA and Stokely Van-Camp, Inc. entered into a Second Amendment to the Gatorade Contracts under which such Contracts were renewed for a period ending on December 2018, subject to automatic renewal for an additional period equal to the term of the Shareholders Agreement of Bebidas CCU-PepsiCo SpA, that is, 2043, upon satisfaction of certain conditions. Since said conditions were satisfied, the Gatorade Contracts were automatically renewed in December 2018 as stated above. Since October 2006, we have been producing Gatorade locally.

In November 2007, ECUSA signed an exclusive bottling agreement with Pepsi Lipton International Limited, authorizing ECUSA to produce, sell and distribute ready to drink tea beverages in Chile. This agreement was set to expire on March 31, 2020, however, on October 30, 2019, the parties extended its term until December 31, 2030.

The license agreement for juice products under the brand Watt’s, which granted us exclusive production rights, was first signed in June 1987 and originally had a 33-year term. In February 1999, a new license agreement was signed allowing us to produce new flavors and bottle Watt’s juices in non-returnable packaging (wide mouth glass and plastic bottles). A new license agreement between us and Watt’s S.A. was signed in July 2004. This new contract granted us a ten-year license renewable automatically for three consecutive periods of three years if the conditions set forth in the contract were fulfilled at the date of renewal. In December 2006, we signed a joint venture agreement with Watt’s S.A., under which, as of January 30, 2007, we participate in equal parts in Promarca S.A. This company owns the brands “Watt’s”, “Watt’s Ice Frut”, “Yogu Yogu”, “Shake a Shake” and “Frugo”, among others in Chile. Promarca S.A. granted both of its shareholders (New Ecusa S.A., a former subsidiary of ECUSA, which as of the date of this annual report has been merged into ECUSA, and Watt’s Dos S.A., a subsidiary of Watt’s), for an indefinite period, the exclusive licenses for the production and sale of the different product categories.

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

In October 2013, CCU together with its subsidiary ECUSA executed a series of contracts and agreements with PepsiCo Inc. and affiliates, which allowed them to expand their current relationship in the non-alcoholic beverages segment with specific focus on the carbonated soft drinks, as well as extending long-term relationship duration. Pursuant to these agreements, which took into account the creation of an affiliate, Bebidas CCU-PepsiCo SpA, the licenses to produce, sell and distribute in Chile Pepsi, 7up and Mirinda (Pepsi brands) and Bilz, Pap, Kem and Nobis (CCU brands) were granted to ECUSA until December 2043.

In line with our multicategory business strategy, in November 2015 we entered the ready-to-mix category through a joint operation agreement with Carozzi, for the production, commercialization, and distribution of instant powder drinks under the brands Sprim, Fructus, Vivo and Caricia. In December 2015 we started to distribute Red Bull in Chile. Aligned with our innovation process in non-alcoholic beverages during 2017, we continue to strengthen Pepsi Zero, launched late 2016 in the Chilean market, by increasing consumer interest through new packaging formats. From time to time, we and our partners introduce innovations and brand extensions to our most relevant brands. For example, in 2019, we and our partners introduced 7UP Zero, Kem introduced Piña Maracuyá limited version, Pop (Pap brand extension) candy cane flavor and Watt’s Selección Cranberry.

The following table shows the soft drink and water parent brands produced and/or sold and distributed by us through our non-alcoholic subsidiary ECUSA, during 2019:

Brand	Product Category	Ownership	Affiliation(1)
Bilz	Soft Drink, Non-Cola	Proprietary	CCU
Pap	Soft Drink, Non-Cola	Proprietary	CCU
Kem	Soft Drink, Non-Cola	Proprietary	CCU
Kem Xtreme	Soft Drink, Non-Cola	Proprietary	CCU
Nobis	Soft Drink, Non-Cola	Proprietary	CCU
Canada Dry Ginger Ale	Soft Drink, Non-Cola	Licensed	Schweppes
Canada Dry Agua Tónica	Soft Drink, Non-Cola	Licensed	Schweppes
Canada Dry Limón Soda	Soft Drink, Non-Cola	Licensed	Schweppes
Crush	Soft Drink, Non-Cola	Licensed	Schweppes
Pepsi	Soft Drink, Cola	Licensed	PepsiCo
Seven-Up	Soft Drink, Non-Cola	Licensed	PepsiCo
Lipton Ice Tea	Ice Tea	Licensed	PepsiCo
Mirinda	Soft Drink, Non-Cola	Licensed	PepsiCo
Gatorade	Isotonic	Licensed	PepsiCo
Ocean Spray	Juices	Licensed	PepsiCo
Adrenaline Red	Energy	Licensed	PepsiCo
Red Bull	Energy	Licensed	Red Bull
Frugo	Fruit-flavored beverage	Licensed	Promarca
Watt’s	Juice	Licensed	Promarca
Watt’s Light	Juice	Licensed	Promarca
Watt’s Selección	Juice	Licensed	Promarca
Cachantun	Mineral Water	Proprietary	Aguas CCU
Mas	Flavored Water	Proprietary	Aguas CCU
Mas Woman	Flavored Water	Proprietary	Aguas CCU
Porvenir	Mineral Water	Proprietary	Aguas CCU
Perrier	Mineral Water	Licensed	Nestlé
Nestlé Pure Life	Purified Water	Licensed	Nestlé & others
Manantial	HOD	Proprietary	Manantial
Vivo	Ready-to-mix	Licensed	Bebidas Carozzi CCU
Fructus	Ready-to-mix	Proprietary	Bebidas Carozzi CCU
Sprim	Ready-to-mix	Proprietary	Carozzi
Caricia	Ready-to-mix	Licensed	Carozzi
(1) CCU indirectly owns 50% of Promarca S.A. and 50.1% of Aguas CCU. ECUSA owns 50% of Bebidas Carozzi CCU. Aguas CCU and ECUSA own 99.08% and 0.92% of Manantial, respectively.

During the last three years, we sold our non-alcoholic beverage products in the following packaging formats:

	Soft drinks			Mineral, purified and flavored water
Container	2017	2018	2019	2017	2018	2019
Returnable(1)	29%	20%	19%	28%	28%	29%
Non-returnable(2)	67%	77%	77%	72%	72%	71%
“Post-Mix”(3)	4%	3%	3%	-	-	-
Total	100%	100%	100%	100%	100%	100%

(1)Returnable soft drink containers include both glass and plastic bottles of assorted sizes. Returnable water containers include glass bottles of assorted sizes and returnable 20-liter jugs (HOD).

(2)Non-returnable soft drink containers include glass and plastic bottles, and aluminum cans of assorted sizes.  Non-returnable water containers include plastic bottles and certain glass bottles of assorted sizes.

(3)Post-mix cylinders are sold specifically to on premise locations for fountain machines.

The following table shows the sales mix of our non-alcoholic beverages by category during each of the last three years:

Category	2017	2018	2019
Carbonated soft drinks
Colas
Licensed	16%	18%	19%
Non-colas
Proprietary	33%	32%	32%
Licensed	23%	23%	23%
Non-carbonated soft drinks
Juices
Licensed	21%	21%	21%
Others(1)
Licensed	6%	6%	5%

Soft drinks total	100%	100%	100%
Mineral water
Proprietary	40%	39%	38%
Licensed	0%	0%	0%
Purified water
Licensed	14%	14%	15%
Flavored water
Proprietary	18%	19%	19%
HOD	28%	28%	29%
Total Bottled Water	100%	100%	100%
(1) Includes functional drinks and teas.

After the completion of the CPCh transaction with Control in 2005, we expanded our proprietary parent brand portfolio considerably, adding brands such as Campanario in the pisco mainstream and cocktail categories, as well as Control C, Mistral, Horcón Quemado, Espíritu de los Andes and Tres Erres MOAI in the ultra-premium pisco segment, Mistral, Bauzá (until January 2016) and Tres Erres in the premium pisco segment and La Serena in the popular-priced pisco category. Furthermore, from time to time we introduce new brands of piscos and cocktails extensions and flavors. For example, during 2019 we introduced Sabor Andino Sour.

Our spirits are produced at four plants which are located in regions of Atacama and Coquimbo in the north of Chile. The bottling process is done in the Ovalle plant bottling facility. Horcón Quemado is produced and bottled in a third-party plant in the Atacama Region.

In the rum market, our proprietary parent brands are Cabo Viejo and Sierra Morena. Also, CPCh distributes Pernod Ricard products, including Chivas Regal, Ballantine’s, Havana Club and Absolut, among others.

In 2018 CPCh entered the cider category with the launch of Cygan, a beverage made from green and red apples, with an alcohol content of 4.5° and 64 calories per 100 ml.

The following table shows our parent pisco, cocktail and FAB brands:

Pisco and Cocktails			FAB
Premium	Mainstream	Convenience

Control C	Campanario	La Serena	Mistral Ice
Mistral	Ruta Cocktail		Bauzá Ice(1)
MOAI	Sol de Cuba		Iceberg
Horcón Quemado	Sabor Andino Sour		Sierra Morena Ice
Tres Erres
Bauzá(1)
Espíritu de los Andes

                            (1) In January 2016 CPCh divested its interest in Compañía Pisquera Bauzá S.A.

In June 2017, CPCh added the Peruvian brand Barsol to its portfolio through the acquisition of 40% of Americas Distilling Investments LLC, which is based in the United States and owns the Barsol brand and productive assets based in Peru.

On August 8, 2019, CCU announced that CPCh, acting through the companies Inversiones Internacionales SpA. and International Spirits Investments USA LLC, communicated to LDLM Investments LLC their decision to start a process of selling their total participation in Americas Distilling Investments LLC, owner of the Peruvian company Bodega San Isidro SRL and Barsol brand.

Production and Marketing: International Business Operating segment

Our International Business Operating segment generated Net sales of CLP 460,317 million, CLP 483,926 million and CLP 464,487 million in 2017, 2018 and 2019, respectively, representing 27.1%, 27.1% and 25.5% of CCU’s consolidated Net sales in those years. The International Operating segment includes our operations in Argentina, Bolivia, Paraguay and Uruguay.

CCU, through its subsidiary CCU Argentina, owns and operates breweries located in the cities of Salta, Santa Fe and Luján. Our main beer brands include Schneider, Imperial, Palermo, Santa Fe, Salta, and Córdoba and we hold exclusive license agreements for the production and commercialization of Miller, Heineken, Amstel and Sol. As of May of 2018, CCU Argentina’s brand portfolio also includes Isenbeck, Diosa, Iguana, Norte and Báltica, as well as the exclusive license agreements for the production and commercialization of Grolsch and Warsteiner, and no longer includes the license agreement for Budweiser. See “Item 4: Information on the Company – A. History and Development of the Company.”  CCU Argentina imports the Kunstmann and Blue Moon beer brands. Furthermore, CCU Argentina exports beer to several countries, mainly under the brands Schneider, Imperial and Heineken.

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

On November 28, 2012, CICSA and Heineken Brouwerijen B.V. entered into a Trademark License Agreement which granted us the exclusive rights to produce, sell and distribute Heineken beer in Paraguay. This agreement had an initial term of ten years, automatically renewable for a period of five years unless either party gave notice of its decision not to renew, in which case the agreements would be in force until the last renewal period expired.

On April 20, 2018, Bebidas del Paraguay S.A. and Heineken Brouwerijen B.V. signed a Trademark License Agreement and a Distribution Agreement which provides us with the exclusive rights to produce, sell and distribute Heineken beer in Paraguay. This agreement has an initial term of five years from May 1, 2018, and will be automatically renewed for subsequent three year periods unless any party gives notice of its decision not to renew. Therefore, and as agreed on June 11, 2018, the Trademark License Agreement entered on November 28, 2012, by CICSA and Heineken Brouwerijen B.V. was terminated with retroactive effects as of April 30, 2018 and, in its place, Heineken Brouwerijen B.V. and CICSA entered into a supply agreement which provides CICSA the non-exclusive right to sell and supply Heineken Lager in the Paraguayan market to Bebidas del Paraguay S.A., for a period of five years beginning on April 30, 2018.

In 2013, we started exporting Heineken to Milotur, our subsidiary in Uruguay, and in 2015 to BBO, our then associated company in Bolivia. On June 4, 2013, CICSA, Milotur and Heineken Brouwerijen B.V. signed a trademark license agreement that provides us with the exclusive rights to produce, sell and distribute Heineken beer in Uruguay, in force as of May 1, 2013. This agreement has an initial term of ten years, and automatically renews on January 1 of each year for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires. In Uruguay, we participate in the mineral and flavored water business with the Nativa and Nativa MAS brand, in soft drinks with the Nix brand, and in Watt's branded juices, isotonic drinks with the Fullsport brand and energy drinks with Thor brand. In addition, we import Heineken, Schneider, Imperial and Kunstmann beer.

On July 15, 2015, CICSA, BBO and Heineken Brouwerijen B.V. signed the Ancillary Trademark License Agreement which provides us with the exclusive rights to produce, sell and distribute Heineken beer in Bolivia, in force as of January 1, 2015. This agreement has an initial term of ten years, and will be automatically renewed for five-year periods unless any party gives notice of its decision not to renew, in which case the agreement will be in force until the last renewal period expires.

In September 2014, CICSA began with the exclusive distribution in Argentina of imported Sol beer. The Sol beer brand is owned by Heineken. This licensing agreement has an initial term of ten years in Argentina, automatically renewable on the same terms (rolling contract), each year for a period of ten years, unless notice of non-renewal is given.

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

The license agreement between CCU Argentina and Anheuser-Busch LLC (See “Item 4: Information on the Company – A. History and Development of the Company”), which provided CCU Argentina with the exclusive right to produce, package, commercialize, sell and distribute Budweiser beer in Argentina and Uruguay, had an initial term of 20 years commencing in December 1995, which in March 2008 was extended to December 2025 (CCU and ABI agreed to the early termination of the license agreement for Uruguay in 2014). In 2010, the license agreement was modified due to regulatory reasons under the context of the merger between Anheuser-Busch LLC and InBev. As a result, certain contractual restrictions were released, and rights granted to Anheuser-Busch LLC waived, both in favor of CCU Argentina. On September 6, 2017, CCU and CCU Argentina reached an agreement with ABI for the early termination of the Budweiser license in Argentina, in exchange for a portfolio of brands (Isenbeck and Diosa, which were at the time owned by SAB Miller; and Báltica, Iguana, and Norte, which were owned by ABI), representing similar volumes to Budweiser in Argentina, plus a series of payments over a three-year period. On April 27, 2018, after receiving approval from Argentina’s antitrust regulators, CCU Argentina and ABI were legally obliged to close the transaction. As a result, on May 2, 2018, CCU Argentina and ABI (CCU Argentina and ABI, together identified as the “Parties”) executed a transaction (the “Transaction”), which included, among other matters: (i) the early termination of the Budweiser brand license agreement in Argentina, between the Parties, and (ii) the transfer to CCU Argentina of the ownership of the Isenbeck, Diosa, Norte, Iguana and Báltica brands, as well as the transfer of the licenses for Argentina of the international brands Warsteiner and Grolsch. In order to achieve an orderly transition of the aforementioned brands, the Transaction provides that ABI will carry out the production and distribution of Iguana, Norte and Báltica on behalf of CCU Argentina, for a period of up to three years.

In August 2016 CICSA signed a license and distribution agreement with Coors Brewing Company to manufacture, package, commercialize and distribute the Miller brands in Argentina. We started to commercialize and distribute Miller Genuine Draft in April 2017, and to produce MGD in our own facilities as of May 2017.

CCU Argentina participates in the cider business, with the leading Real brand and other brands such as La Victoria and 1888. We also participate in the liquor business, under the El Abuelo brand, in addition to importing other liquors from Chile and distributing the wine brands Eugenio Bustos and La Celia. Since June 2019, we have added the Colon and Graffigna brands belonging to the Finca La Celia S.A. winery to our wine portfolio (Argentine subsidiary of Chilean subsidiary VSPT).

In 2012, the Company began in Argentina the migration process to its new proprietary returnable bottle in place of the generic container currently in the industry. The decision to implement this important project was based primarily on the change introduced by the main market player, who in 2011 started to replace the use of generic packaging by a proprietary container for one liter returnable products. The proprietary container’s use results in significant important changes in logistics processes, including the adaptation of the building structure of plants, the acquisition of specific equipment, the adaptation of production lines and agreements with glass bottles and crates suppliers in order to achieve the timely supply of the new bottling process required inputs. The introduction of these proprietary returnable bottles resulted in significant impacts on the industry’s value chain, with higher operating costs associated with the operation of recovery and classification of packaging that significantly affect the level of profitability and industry’s return on capital employed (ROCE). This transition process required significant investments between 2012 and 2017 mainly in packaging, equipment and infrastructure. To partially finance these investments, bank loans were obtained in local currency with long repayment periods, mitigating the risk of exchange rate and interest rate fluctuations thereby minimizing the fluctuation risk. Due to the Transaction, CCU Argentina and ABI, among other matters, agreed that CICSA and Quilmes, may each use, without any payment or restriction whatsoever, the one litter returnable amber bottles, denominated as “proprietary”, of the other company (hereinafter the “Free Use of Bottles”). For this purpose, the parties agreed that the term for the Free Use of Bottles will be three years, with the option to renew the term for three additional years in case any of the parties thereto has fulfilled certain investments in bottle requirements. At the end of the three or six year term, each party will be permanently authorized to use the other party’s proprietary bottles for up to a 10% of its total bottled product (current authorization allows such use up to 0.5%). This agreement is favorable to CCU Argentina, as it will allow the company to obtain operational efficiencies.

In 2011, the Company started to export Schneider beer to Paraguay through Bebidas del Paraguay S.A., and in 2013 to Uruguay through Milotur. In Paraguay we participate in the beer and non-alcoholic categories since our entrance to the market in 2013, with the introduction of new brands and the acquisition of the craft beer brand Sajonia.

In 2018, the Company increased its stake from 34% to 51% in BBO. In Bolivia, CCU participates in the non-alcoholic beverages and beer business, with two plants located in the city of Santa Cruz de la Sierra. In non-alcoholic beverages, it participates in the soft drinks business with the brands Mendocina, Free Cola, Sinalco and Malta Real. The latter is a soft drink with sugar based on malt, but without alcohol. BBO, with Mendocina, also participates in the water category and Natur-All in juices. In beers, it has the brands Real, Capital and Cordillera. In addition, it markets the imported Heineken brand.

At present we produce and market premium, medium-priced and popular-priced beer brands in the International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay.

The following table shows our proprietary parent beer brands, brands produced under license and brands imported under license for the Argentinean market:

Premium	Mainstream	Convenience
Heineken(1)	Budweiser(3)	Córdoba
Sol(1)	Salta	Palermo
Kunstmann(2)	Santa Fe	Bieckert
Imperial	Schneider	Báltica(4)
Amstel(1)	Norte(4)	Diosa
Miller Genuine Draft		Isenbeck(4)
Grolsch(1)		Iguana(4)
Warsteiner(1)
Blue Moon(2)
(1) Licensed.
(2) Imported.

(3) Due to the early termination of the Budweiser license agreement, since May 2, 2018, CCU Argentina ceased the commercialization of this brand, andl produces Budweiser, on behalf of ABI, for a period of up to one year.

(4) As from May 2, 2018, ABI carries out the production and distribution of Iguana, Norte and Báltica, on behalf of CCU Argentina, for a period of up to three years.

In 2019 CCU launched the Nativa MAS brand in the flavored water category. Also in 2019, we began to export wine to Uruguay, from our subsidiary Viña San Pedro Tarapacá S.A. under the brands Misiones de Rengo, Eugenio Bustos and Finca La Celia . The following table shows our proprietary parent beer, wine, water and soft drinks brands, produced and/or imported under license for the market in Uruguay:

Brand	Product Category	Ownership	Affiliation
Heineken	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Schneider	Beer	Proprietary(1)	CCU
Kunstmann	Beer	Proprietary(1)	CCU
Imperial	Beer	Proprietary(1)	CCU
Misiones de Rengo	Wine	Proprietary(1)	CCU
Eugenio Bustos	Wine	Proprietary(1)	CCU
Finca La Celia	Wine	Proprietary(1)	CCU
Nix	Soft Drink	Proprietary	CCU
Watt´s	Juice	Licensed(2)	Promarca
Nativa	Water	Proprietary	CCU
Nativa MAS	Flavored water	Proprietary	Aguas CCU
Nix	Water	Proprietary	CCU
FullSport	Sport Drink	Proprietary	CCU
Thor	Energy Drink	Proprietary	CCU
(1) Imported (2) CCU indirectly owns 50% of Promarca.

The following table shows our proprietary parent beer and soft drinks brands, produced and/or imported under license for the market in Paraguay:

Brand	Product Category	Ownership	Affiliation

Heineken	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Schneider	Beer	Proprietary(1)	CCU
Paulaner	Beer	Licensed(1)	Paulaner Brauerei GmbH &Co KG
Kunstmann	Beer	Proprietary(1)	CCU
Sajonia	Beer	Proprietary	CCU
Sol	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Pulp	Soft Drink	Proprietary	CCU
Puro Sol	Juice	Proprietary	CCU
Watt´s	Juice	Licensed(2)	Promarca
La Fuente	Mineral Water	Proprietary	CCU
Zuma(3)	Flavored Water	Proprietary	CCU
FullSport	Sport Drink	Proprietary(1)	CCU
(1) Imported. (2) CCU indirectly owns 50% of Promarca. (3) Produced until February 2019.

The following table shows our proprietary parent beer and soft drinks brands, produced and/or imported under license for the market in Bolivia:

Brand	Product	Category	Affiliation

Heineken	Beer	Licensed	Heineken Brouwerijen B.V.
Cordillera	Beer	Propietary	CCU
Real	Beer	Propietary	CCU
Capital	Beer	Proprietary	CCU
Mendocina	Soft Drink	Proprietary	CCU
Free Cola	Soft Drink	Proprietary	CCU
Sinalco	Soft Drink	Licensed	Sinalco
Mendocina	Water	Proprietary	CCU
Malta Real	Malta based beverage	Proprietary	CCU
Natur-All	Juice	Proprietary	CCU

The following table sets forth our beer sales volume in Argentina by category during each of the last three years, including exports to other countries:

Category	Argentina
	2017	2018	2019
Premium	26%	31%	33%
Mainstream	60%	47%	43%
Convenience	14%	23%	24%
Total	100%	100%	100%

Our beer products are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans and stainless steel kegs at our production facilities. During the last three years, we sold our beer products in Argentina in the following packaging formats:

Container	Percentage of Total Beer Sold in Argentina
	2017	2018	2019
Returnable (1)	63%	51%	44%
Non-returnable (2)	36%	48%	55%
Returnable kegs (3)	1%	1%	1%
Total	100%	100%	100%
(1) Returnable beer containers include glass bottles of various sizes.
(2) Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.
(3) Returnable kegs refer to stainless steel containers in assorted sizes.

Production and Marketing: Wine Operating segment

VSPT is one of Chile’s largest producers and distributors of wine in terms of sales volume and Net sales. Our Wine Operating segment generated Net sales of CLP 204,454 million, CLP 206,519 million and CLP 212,322 million in 2017, 2018 and 2019, respectively, or 12.0%, 11.6% and 11.6% of CCU’s consolidated Net sales in those years.

VSPT is composed of six different wineries in Chile and two in Argentina. Its main vineyards are located in Molina, approximately 200 kilometers south of Santiago. The VSPT estate in Molina is one of the largest single-site vineyards in Chile with an area of 1,057 hectares. As of December 31, 2019, VSPT’s vineyards covered an aggregate of 3,918 hectares in Chile, distributed among 10 different plantations. The winery also has 336 hectares under long-term leases. In Argentina, VSPT has another 826 planted hectares located in the province of Mendoza and San Juan.

The following table indicates the breakdown of Wine Operating segment’s volume in the domestic and export markets, including sales from FLC and Tamarí in Argentina:

Year	Domestic Volume	Export Volume (1)	Total Volume
	(in millions of liters)
2015	62	76	138
2016	64	78	142
2017	68	75	143
2018	68	71	139
2019	67	74	141
(1) Includes Argentinean operations and bulk sales.

Viña San Pedro, Viña Tarapacá, Viña Leyda, Viña Santa Helena, Viña Misiones de Rengo, Viña Mar in Chile and Finca La Celia and Graffigna in Argentina, produce and market premium, varietal and popular-priced wines.

The principal brands are set forth below:

Brand	Icon	Premium	Varietal	Popular-Priced
Viña San Pedro
Altaïr	X
Sideral	X
Cabo de Hornos	X
Kankana del Elqui	X
Tierras Moradas	X
1865 Selected Vineyard		X
1865 Selected Blend		X
1865 Selected Collection		X
Castillo de Molina		X
Épica		X
35 South			X
Urmeneta			X
Gato Negro			X
Gato				X
Manquehuito				X
San Pedro Exportación				X
9Lives		X
Viña Tarapacá
Tarapakay	X
Gran Reserva Etiqueta Azul	X
Gran Reserva Etiqueta Negra		X
Tarapacá Gran Reserva		X
Gran Tarapacá			X
Tarapacá Reserva		X
Tarapacá Varietal			X
León de Tarapacá			X
Viña Santa Helena
Santa Helena Gran Reserva		X
Santa Helena Reserva		X
Santa Helena Varietal				X
Santa Helena Gran Vino				X
Santa Helena Dulce				X
Alpaca
Alpaca Orgánico		X
Alpaca Premium		X
Alpaca Varietal			X
Viña Misiones de Rengo
Misiones de Rengo Black		X
Misiones de Rengo Cuvée		X
Misiones de Rengo Reserva		X
Misiones de Rengo Varietal			X
Misiones de Rengo Espumante		X
Viña Mar
Viña Mar		X	X
Viña Mar Espumante		X
Viña Leyda
Leyda Lot	X
Leyda Reserva		X
Leyda Single Vineyard		X

La Celia
La Celia Supremo	X
La Celia		X
La Consulta		X
La Finca			X
Eugenio Bustos			X
Graffigna
Graffigna		X
Graffigna GR		X

The following table presents our breakdown of total sales volume in thousands of liters by category of the Wine Operating segment during 2019:

Category	Domestic	Export(1)	Total
	(in thousands of liters)
Premium	8,292	6,688	14,980
Varietal	7,812	59,986	67,798
Popular-Priced	50,700	6,255	56,955
Bulk	-	967	967
Total	66,803	73,895	140,700
(1) Includes Argentinean operations and bulk wine.

Domestic Market. Our Chilean domestic wine is packaged in glass bottles, cans, cartons, and bag-in-box containers at VSPT’s production facilities in Molina and Isla de Maipo. The following chart shows our packaging mix for domestic wine sales for the last three years:

Container	Percentage of Total Domestic Wine Sold in Chile
	2017	2018	2019
Carton	47%	48%	48%
Glass Bottles	53%	52%	52%
Bag-in-Box	-	-	-
Total	100%	100%	100%

Export Market. According to industry sources, exports of Chilean wine increased from approximately 43 million liters in 1990 to 869 million liters in 2019, at a compounded annual growth rate of 11%. During 2018 and 2019, Chilean wine exports reached 849 million liters and 869 million liters, respectively. We believe that Chilean wine exports have grown steadily due to their comparatively low prices and positive international image, as well as due to external factors, such as low wine production in the Northern Hemisphere in recent years.

VSPT exported from Chile 72 million liters of wine in 2017, 68 million liters of wine in 2018 and 64 million liters of wine in 2019. During 2019, VSPT exported wine to more than 80 countries worldwide. Exports accounted for net sales of CLP 116,534 million, CLP 111,672 million and CLP 112,718 million in the last three years, respectively. In 2019, VSPT’s primary export markets included the United States, Japan, Brazil, Finland, Paraguay, the Netherlands and China.

Most exported wine is sold in glass bottles, except for a certain quantity of unbranded wine that is occasionally sold in bulk, as well as some wine that is sold in bag-in-box containers. The following chart shows our packaging mix for export Chilean wine volume in the last three years:

Container	Percentage of Total Export Wine Volume from Chile
	2017	2018	2019
Glass Bottles	91%	91%	92%
Bulk	-	-	-
Bag in box	9%	9%	8%
Total	100%	100%	100%

5)    Raw Materials and other Supplies

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

Glass bottles used in our packaging are purchased from the main local glass suppliers, Cristalerías Chile S.A. and Verallia Chile S.A. and Cristalerías Toro S.A.I.C. in Chile, and Rigolleau S.A., Cattorini Hnos S.A.I.C.F.E.I. and Owens Illinois Argentina S.A. in Argentina. During 2019, all of our aluminum cans were purchased from global suppliers, Ball Chile S.A. and Ball Argentina S.A. We buy our labels, films and corrugated cartons mainly from local suppliers. The majority of our polyethylene terephthalate (“PET”) resins are imported from Asia. Bottles and injected preforms are produced by our subsidiary Plasco.

We maintain testing facilities at each of our plants and factories where raw materials are analyzed according to our standards. Additionally, the samples are analyzed at various stages of production to ensure product quality. For example, samples of Heineken beer are periodically sent to the Heineken facilities in The Netherlands to verify the quality of the product. Samples of Nestlé Pure Life water are sent to Perrier in France, and samples of Pepsi and Schweppes are analyzed by PepsiCo either at our plants or at the point of sale.  See “Item 4: Information on the Company – A. History and Development of the Company.”

Prices of our main raw materials used in the production are tied to the USD, and have fluctuated in Chilean and Argentine peso terms due to general commodity price fluctuations in the international markets as well as to the variation of the Chilean and Argentine peso against the USD. In addition, from time to time, prices of grapes and wine have varied depending on fluctuations in supply and demand factors.

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

VSPT’s main raw and packaging materials are purchased and harvested grapes, purchased wine, glass bottles, carton containers, corks and cardboard boxes. VSPT obtained approximately 42.5% of the grapes used for export wines from our own vineyards during 2019. Of the wine sold in the domestic market, approximately 11.5% are grapes from our vineyards. In 2019, approximately 38.3% of the wine used in domestic and export sales was purchased from ten  local producers: Vinícola Patacón SpA, Agrícola y Comercial Bodegas de las Mercedes Ltda., Anatolio Segundo Albornoz Vargas, Corretajes Torres y Cía. Ltda., Coop. Agrícola Pisquera Elqui Ltda., Ureta Export Fine Wines Ltda., Aguilera y Barrios SpA, Vitivinícola Melior Ltda., Viñedos Gurfinkel Ltda. and Viña Siegel S.a.. VSPT has various alternative sources of supply, which can be used when they are favorable. VSPT’s glass bottles are mainly purchased from Cristalerías Chile and Verallia; however, when prices have been favorable, VSPT has purchased glass bottles from other local and international suppliers. Carton containers are purchased from SIG Combibloc Inc. and are assembled in VSPT’s own automated packing lines.

6)    Sales, Transportation and Distribution

Sales, Transportation and Distribution: Chile Operating segment

We distribute all of our products in Chile directly to retail, supermarket and wholesale customers. This system enables us to maintain a high frequency of contact with our customers, obtain more timely and accurate marketing-related information, and maintain good working relationships with our retail customers.

After production, bottling and packaging, our beverages are either stored at one of our production facilities or transported to a network of 29 owned or leased distribution centers that are located throughout Chile. Products are generally shipped from the region of production to the closest distribution center, allowing us to minimize our transportation and delivery costs.

Product distribution is carried out by Transportes CCU throughout the country or by Comercial Patagona in the Magallanes Region.

Beginning in October 2001, all of the distribution centers and transportation companies used to store and deliver all of our products are managed on a consolidated basis by Transportes CCU.

Comercial Patagona is a subsidiary of Cervecería Austral and, as of July 2002, is responsible for the sale and distribution of our products and those of Cervecería Austral in the Magallanes Region. Comercial Patagona reaches 1,043 points of sale.

We distribute our products throughout Chile to:

•        off-premise retail: small and medium-sized retail outlets, which in turn sell our products to consumers for take-out consumption;

•        on premise retail: retail establishments such as restaurants, hotels and bars for on-premises consumption;

•        wholesalers; and

•        supermarket chains

In the last three years, the percentage mix of the above distribution channels for our products in Chile was as follows:

Percentage of Total Products Sold
Distribution Channels	2017	2018	2019
Off-premise retail	37%	37%	38%
On-premise retail	15%	12%	10%
Wholesalers	15%	17%	18%
Supermarkets	33%	33%	34%
Total	100%	100%	100%

In October 2005, we launched Comercial CCU, a subsidiary responsible for a single sales force dedicated to selling our beverages, in order to capture synergies and focus on sales execution. Originally, this plan was piloted in rural areas and small cities in southern Chile. As of 2008, the territory covered by Comercial CCU expanded to include the north of Chile from Arica to Copiapó/Vallenar, and the south, from Curicó to Coyhaique except for the city of Concepción.

As of August 2016, following the restructuring in Chile that encompassed combining the route-to-market of the beer and non-alcoholic categories in the whole country, Comercial CCU also covers the beer and non-alcoholic category in the Metropolitan Region including the capital Santiago, and several other large cities such as Viña del Mar, Rancagua, La Serena, and Concepción.

For areas not covered by Comercial CCU we have dedicated sales forces. Together with Comercial CCU we have a total sales force of 995 people, reaching 112,009 points of sale, related to the Chile Operating segment. In 2019, as previously mentioned, we broadened our remote sales platforms through the launch of a modern e-commerce website in Chile, "La Barra", reaching 24,200 households with our on-line portfolio (www.labarra.cl). None of our customers accounted for more than 2.5% of our total sales by volume, with the exception of four large supermarket chains that represented in the aggregate 32.1% of our total sales by volume. One of these supermarket chains represented over 10.0% of our total sales by volume.

Our customers make payment for our products either in cash or checks at the time of delivery or in accordance with one of several types of credit arrangements that we offer. Sales through credit arrangements accounted for 41.8%, 42.4% and 41.0% of our sales in Chile during 2017, 2018 and 2019, respectively. Losses on credit sales in Chile have not been significant.

Sales, Transportation and Distribution: International Business Operating segment

In Argentina, after production, bottling and packaging, our beer is either stored at the production facilities or transported to a network of six distribution centers leased or owned by us.

As of December 31, 2019, we have the capacity to reach 190,826 points of sale in Argentina with our direct and indirect sales force. Approximately 69% of our beer in Argentina is sold and/or distributed through third-party sales and distribution chains, including two independent Coca-Cola bottlers who distribute our products mainly in the north and south of the country, representing in the aggregate 18% of our total sales by volume.  We have a direct sales force which sells our beer products to customers within San Juan, Mendoza, Córdoba, Santa Fé, Rosario, and Buenos Aires City, in addition to 75 regional and national supermarket chains throughout the country. None of our retail customers individually accounted for more than 4% of our total beer sales by volume.

Looking for greater operational efficiency, during 2016 and 2017 we modified our route to the market, moving volume from direct sales to wholesalers within the outer Buenos Aires Metropolitan Area and Salta.

In Argentina, though most beer is sold through wholesalers and distributors, we also sell our products to retailers and supermarket chains. In the last three years, the percentage mix of the above distribution channels for our beer products in Argentina was as follows:

		Argentina
Distribution Channels	2017	2018	2019
Wholesalers/distributors	68%	70%	69%
Retailers	16%	12%	12%
Supermarkets	17%	19%	19%
Total	100%	100%	100%

In Uruguay our commercial distribution system reaches the whole country and all supermarkets. During 2016, as a result of restructuring, we changed from a direct sales system in Montevideo to an indirect sales system. In 2019, we maintained approximately 17,940 points of sale.

In the last three years, the percentage mix of the distribution channels for our beer and non-alcoholic products in Uruguay was as follows:

	Uruguay
Distribution Channels	2017	2018	2019
Indirect	87%	86%	86%
Retailers	-	-
Supermarkets	12%	14%	14%
Total	100%	100%	100%

In Paraguay, we have four distribution centers and a direct sales force. Together with a network of distributors and wholesalers, we reach a total of 30,683 points of sale, which allows us to have national coverage with our products.

In the last three years, the percentage mix of the above distribution channels for our beer and non-alcoholic products in Paraguay was as follows:

	Paraguay
Distribution Channels	2017	2018	2019
Indirect	18%	14%	9%
Retailers	64%	66%	68%
Supermarkets	18%	20%	22%
Total	100%	100%	100%

In Bolivia, we have four distribution centers and a direct sales force. We reach a total of 40,522 points of sale, which allows us to have national coverage with our products. The percentage mix of the above distribution channels for our beer and non-alcoholic products in Bolivia was as follows:

		Bolivia
Distribution Channels	2018	2019
Off-premise retail	43%	37%
On-premise retail	15%	12%
Wholesalers	38%	47%
Supermarkets	4%	4%
Total	100%	100%

Our International Business segment customers make payments for our products either in cash or checks at the time of delivery or in accordance with one of several types of credit arrangements that we offer. In Argentina, sales through credit arrangements accounted for 89%, 88% and 88% of total sales during 2017, 2018 and 2019, respectively. In Bolivia, sales through credit arrangements accounted for 17%, 13% and 14% of total sales, respectively. In Uruguay, sales through credit arrangements accounted for 100% of total sales during 2017, 2016 and 2019. In Paraguay, sales through credit arrangements accounted for  40%, 38% and 43% of total sales during 2017, 2018 and 2019, respectively. Losses on sales through credit arrangements in the International Business segment have not been significant.

Sales, Transportation and Distribution: Wine Operating segment

Domestic. After production, bottling, and packaging, wine is either stored at the production facilities or transported to one of our 29 distribution centers located throughout Chile. VSPT wines are distributed and sold in Chile through our sales and distribution network, under the same system and payment terms as all our other products.

We distribute our wine products throughout Chile in the territories not covered by Comercial CCU or Comercial Patagona, with our own sales force, to:

•        off-premise retail: small and medium-sized retail outlets, which in turn sell wine to consumers for take-out consumption;

•        on premise retail: retail establishments such as restaurants, hotels and bars for on-premises consumption;

•        wholesalers; and

•        supermarket chains.

For the last three years, the percentage mix of the above distribution channels for our wine products in Chile was as follows:

Distribution Channels	2017	2018	2019
Off-premise retail	29%	28%	28%
On-premise retail	5%	5%	5%
Wholesalers	26%	29%	28%
Supermarkets	39%	38%	39%
Total	100%	100%	100%

We reach a total of 33,732 points of sale with our dedicated sales force of 74 people, together with the sales force of Comercial CCU.

Export. VSPT has a presence in more than 80 countries. In order to increase its presence in the international market, we have distribution agreements with key distributors, such as Pernod Ricard in Sweden, Finland and Norway; Shaw Ross International in the U.S.; Asahi in Japan; Interfood and EPICE in Brazil; and Delta Wines  in The Netherlands. In Canada we have distribution agreements with Phillipe Dandurand wines and Mark Anthony Group, in Korea with Keumyang and Hitejinro, as well as agreements with other distributors.

Our Wine Operating segment customers make payment for our products either in cash or checks at the time of delivery or in accordance with one of several types of credit arrangements that we offer. Sales through credit arrangements accounted for 83.9%, 83.5% and 83.4% of total sales during 2017, 2018 and 2019, respectively. Losses on credit sales have not been significant.

7)    Seasonality

Seasonality: Chile Operating segment

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

The following table shows our annual sales volume of beer, non-alcoholic beverages and spirits in Chile, excluding exports, by quarter in the last three years:

Seasonality Chile Operating segment

Year	Quarter	Sales Volume	% of Annual
		(millions of liters)	Sales Volume

2017	1st quarter	527.7	30%
	2nd quarter	351.1	20%
	3rd quarter	387.7	22%
	4th quarter	519.8	29%
	Total	1,786.3	100%

2018	1st quarter	518.7	27%
	2nd quarter	383.4	20%
	3rd quarter	417.0	22%
	4th quarter	567.8	30%
	Total	1,886.8	100%

2019	1st quarter	543.3	27%
	2nd quarter	391.7	20%
	3rd quarter	444.2	22%
	4th quarter	600.9	30%
	Total	1,980.2	100%

Seasonality: International Business Operating segment

As a result of the seasonality of the beverage industry with respect to the categories in which we participate, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth quarters (i.e., those months corresponding to the summer and holiday seasons in the region). The following table shows the annual sales volume for the International Business operating segment, including exports, during each quarter in the last three years (the International Business Operating segment includes BBO as of the third quarter of 2018):

Seasonality International Business Operating segment

Year	Quarter	Sales Volume	% of Annual
		(millions of liters)	Sales Volume

2017	1st quarter	174.1	26%
	2nd quarter	124.1	18%
	3rd quarter	155.3	23%
	4th quarter	219.1	33%
	Total	672.6	100%

2018	1st quarter	212.6	26%
	2nd quarter	160.5	19%
	3rd quarter	192.0	23%
	4th quarter	262.2	32%
	Total	827.3	100%

2019	1st quarter	238.3	27%
	2nd quarter	162.9	18%
	3rd quarter	203.9	23%
	4th quarter	284.8	32%
	Total	889.9	100%

Seasonality: Wine Operating segment

As a result of the seasonality of the beverage industry with respect to the categories in which we participate, our sales and production volumes are normally at their lowest in the first and fourth calendar quarters and at their highest in the second and third quarters (i.e., the highest selling quarters correspond to autumn and winter in the Southern Hemisphere). The following table shows the annual sales volume for the Wine Operating segment during each quarter in the last three years:

Seasonality Wine Operating segment

Year	Quarter	Sales Volume	% of Annual
		(millions of liters)	Sales Volume

2017	1st quarter	31.8	22%
	2nd quarter	36.4	25%
	3rd quarter	40.8	28%
	4th quarter	34.2	24%
	Total	143.1	100%

2018	1st quarter	29.6	21%
	2nd quarter	36.7	26%
	3rd quarter	37.7	27%
	4th quarter	34.8	27%
	Total	138.9	100%

2019	1st quarter	29.4	21%
	2nd quarter	36.2	26%
	3rd quarter	39.5	28%
	4th quarter	34.4	25%
	Total	139.5	100%

8)    Geographical Markets

Chile is our primary market in terms of sales, followed by Argentina. In 2017, 2018 and 2019, Chile represented  72%, 72% and 74%, respectively, of CCU’s consolidated Net sales, while Argentina, in the same time periods, represented 24%, 24% and 21%, respectively.

	Net Sales for the year
	2017	2018	2019
	(millions of CLP)
Chile(1)	1,226,668	1,289,513	1,342,370
Argentina(2)	413,467	421,607	390,444
Uruguay	16,402	17,709	17,806
Paraguay	41,824	43,565	47,149
Bolivia	-	10,888	24,773
Total	1,698,361	1,783,282	1,822,541
(1) Includes revenue from Net sales of the SSU and eliminations between geographical operations. In addition, includes Net sales of the Wine Operating segment.
(2) Includes revenue from Net sales from the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L. which are presented in Wine Operating segment and Chile Operating segment, respectively.

CCU’s net sales are primarily generated in the domestic beverage market in the countries in which we have operations in Latin America. In 2017, 2018 and 2019, the domestic market represented 93% of CCU’s consolidated net sales in each of these years.

	Net Sales for the year
	2017	2018	2019
	(millions of CLP)
Domestic	1,572,617	1,664,614	1,702,110
Exports	125,743	118,668	120,431
Total	1,698,361	1,783,282	1,822,541

CCU’s Wine Operating segment exports wine from Chile and Argentina to over 80 countries around the world. The following table provides the distribution of Wine Operating segment’s exports in 2019 by market:

Market	Volume (1)	Percentage of Total Exports
	(thousands of liters)
Europe	20,198	30%
Latin America	18,326	28%
USA and Canada	8,218	12%
Asia and Oceania	19,770	30%
Others	147	0%
Total	66,653	100%
(1) Includes Argentinean operations, excludes bulk wine.

9)    Competition

Competition: Chile Operating segment

The beer market in Chile is highly competitive, characterized by a wide range of locally produced and imported beers. Our largest competitor in the beer business is Cervecería Chile (a subsidiary of Ambev S.A.), which commenced operations in Chile in 1991. Cervecería Chile’s primary beer brands are Becker, Corona, Báltica, Stella Artois and Budweiser. Cervecería Chile has one production facility, which is under expansion, and imports products from various beer operations abroad. Cervecería Chile distributes its products through direct distribution and wholesalers.

Another relevant player in the beer market in Chile is Viña Concha y Toro, which imports Miller Genuine Draft and distributes Estrella Damm since 2018. Concha y Toro also owns a majority stake in Southern Brewing Company, makers of Kross craft beer.

Cooperativa Agrícola Pisquera Elqui Limitada (“Capel”), which we also compete with in the pisco category, imports Carlsberg and Bear Beer. We also compete with a number of smaller direct importers of international beer brands in Chile.

Our principal competitors in the non-alcoholic beverages business are companies which produce, bottle and distribute soft drinks in Chile under licenses from The Coca-Cola Company and its affiliates. The two principal soft drink players in Chile are the licensees of The Coca-Cola Company and us. The Coca-Cola Company operates through Embotelladora Andina S.A. and Coca-Cola Embonor S.A.

Our principal competitor in the mineral, purified and flavored water business is Vital Aguas S.A., a subsidiary of Embotelladora Andina S.A., in which Coca Cola Embonor S.A. has a minority stake. Our principal competitor in the juice, ice tea and sports drink business is Vital Jugos S.A., a subsidiary of Embotelladora Andina S.A., in which Coca Cola Embonor S.A. has a minority stake.

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

The spirits market in Chile is also highly competitive, characterized by a wide range of locally produced and imported products. Our largest competitor is Capel, which produces pisco locally and imports a number of spirits. Capel has nine production facilities located in the Atacama and Coquimbo regions in the north of Chile and distributes its products throughout the country. As of mid-2019, Capel’s products began to be distributed by Embotelladora Andina and Embotelladora Embonor.  We also compete against Diageo Chile Limitada, which imports premium spirits such as Johnnie Walker whiskey and Smirnoff vodka, among others. As of mid-2018, Diageo’s products were distributed by Embotelladora Andina and Embotelladora Embonor. We also compete against several other smaller importers of international brands, as well as local producers of pisco. In January 2016 CPCh divested its interest in Compañía Pisquera Bauzá S.A.

On August 8, 2019, CCU announced that CPCh, acting through the companies Inversiones Internacionales SpA. and International Spirits Investments USA LLC, communicated to LDLM Investments LLC their decision to start a process of selling their total participation in Americas Distilling Investments LLC”), owner of the Peruvian company Bodega San Isidro SRL and Barsol brand.

The following chart shows estimates of our Chile market share for the last five years:

Year	Chile Operating segment Volume market share (1)
2015	41.6%
2016	42.3%
2017	42.7%
2018	43.4%
2019	43.8%

(1) Source: Nielsen. The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date. Excludes HOD and powder drinks.

Competition: International Business Operating segment

Since 2003, after the agreement between Quilmes and Ambev, the Argentine beer market consisted of three principal brewing groups: Ambev-Quilmes, us and CASA Isenbeck. The principal proprietary brands of these companies are Quilmes, Schneider and Isenbeck, respectively. In December 2006, ICSA, a new competitor, entered the Argentine beer market. ICSA began its operations at the former Ambev brewery in Luján producing three beer brands: Palermo, Bieckert and Imperial, which had previously belonged to Quilmes. These assets were sold by Ambev-Quilmes in response to requirements of the antitrust authorities in Argentina. In 2008, Compañía Industrial Cervecera S.A. acquired ICSA´s shares after receiving the approval of the Argentine antitrust authorities. In November 2010, SABMiller acquired CASA Isenbeck.

Quilmes, the beer market leader in Argentina and our principal competitor, also has beer operations in Chile, Paraguay, Uruguay and Bolivia. Quilmes had five breweries in Argentina with an estimated total annual production capacity of 1,600 million liters. Quilmes’ large size enables it to benefit from economies of scale in the production and distribution of beer throughout Argentina. In 1994, Companhia Cervejaria Brahma, one of the two largest beer producers in Brazil, commenced production at its new brewery in Luján, near Buenos Aires, which at present belongs to CCU Argentina. Prior to commencing production in Argentina, Companhia Cervejaria Brahma competed in the Argentine market with imported beer. In July 1999, the merger of Companhia Cervejaria Brahma and Companhia Antarctica Paulista was announced, creating Ambev. This merger was finally approved in March 2000, creating one of the largest beverage producers in the world.

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

During 2015 SAB Miller plc accepted an offer from AB Inbev to merge its operations. As a result of the merger between AB Inbev and SAB Miller plc, Quilmes and CASA Isenbeck became one player. This merger was approved by the Argentine antitrust authorities in April 2018, conditioned on AB Inbev’s satisfaction of all its obligations under the swap agreement with CCU Argentina S.A. and Compañía Industrial Cervecera S.A.

In 2016 AB Inbev sold the Miller brands to Coors Brewing Company. In Argentina, CICSA signed an agreement with Coors Brewing Company to manufacture, package, commercialize and distribute the Miller brands through December 2026, with an automatic renewal for a period of five years if the renewal criteria have been satisfied.

On September 6, 2017, CCU and CCU Argentina reached an agreement with ABI for the early termination of the Budweiser license in Argentina in exchange for a portfolio of brands and several payments. See “Item 4: Information on the Company – A. History and Development of the Company”.

The following table shows estimates of the market share of our International Business Operating segment including: beer and cider for 2015 through 2017, and beer for 2018 and 2019 in Argentina; beer, carbonated soft drinks, juice, mineral and flavored water in Uruguay; beer, carbonated soft drinks, juice and mineral water in Paraguay; and beer, malt and carbonated soft drinks in Bolivia:

Year	International Business Operating segment Volume market share (1)
2015	13.8%
2016	14.0%
2017	14.7%
2018(2)	15.8%
2019	16.7%

(1)     Sources: Nielsen for Argentina until 2017 and Ernst and Young for 2018 and 2019. ID Retail for Uruguay, CCR for Paraguay, internal estimates and Ciesmori for Bolivia. The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date.

(2)     Figures include our operation in Bolivia; excluding Bolivia, the 2018 figure is 20.0%.

Competition: Wine Operating segment

The wine industry is highly fragmented and competitive in both the domestic and the export markets. No single wine producer in Chile accounts for the majority of production and/or sales. In Chile, VSPT competes directly against all other Chilean wineries. Apart from VSPT, the leading wineries in Chile include Viña Concha y Toro S.A. (“Concha y Toro”), Viña Santa Rita S.A. (“Santa Rita”) and Bodegas y Viñedos Santa Carolina S.A. (“Santa Carolina”). In addition, VSPT competes against numerous medium-sized wineries, including Viña Undurraga S.A. (“Undurraga”), Cousiño Macul S.A. (“Cousiño Macul”) and Viña Montes, among others. We believe that VSPT’s largest domestic competitors, such as Concha y Toro and Santa Rita, derive their relative competitive strengths from their wide portfolio of products, well-recognized brand names and established distribution networks. In 2019, Concha y Toro and Santa Rita had a volume market share of approximately 29.0% and 30.3%, respectively. VSPT also competes with many small wine producers.

Internationally, VSPT competes against Chilean producers as well as with wine producers from other parts of the world. According to information compiled by the Wines of Chile association, VSPT is the second-largest exporter of Chilean wines with a market share of 12.3% in 2019, excluding bulk wine. Our main Chilean competitors, mainly Viña Concha y Toro, Viña Santa Rita and Viña Santa Carolina, represented 30.6%, 5.3% and 4.5%, respectively, of total Chilean wine exports in 2019, excluding bulk wine.

The following table shows estimates of the volume market share of our Wine Operating segment (excluding bulk wine sales) for the last five years:

Year	Wine Operating segment Volume market share (1)
2015	18.0%
2016	18.1%
2017	18.2%
2018	17.7%
2019	17.7%

(1)     According to Nielsen figures for domestic wine and Viñas de Chile for export figures. The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date.

10)    Government Regulation

Government Regulation in Chile

We are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in Chile. These regulations include labor laws, social security laws, public health, consumer protection, environmental laws, securities laws, and antitrust laws. In addition, regulations exist to ensure healthy and safe conditions in facilities for the production, bottling, and distribution of beverages. For a more detailed discussion of environmental laws, see “Item 4. Information on the Company – E. Environmental Matters.”

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

Law N° 19,925 also set opening and closing hours; limited geographical areas for the sale of alcohol; reduced the maximum number of licenses to be granted by zones and population; increased criminal liability for selling alcohol to persons under eighteen years of age; and tightened the restrictions, imposing prison sentences and higher fines, among others, for violations formerly deemed lighter. One of its most important innovations was to forbid the sale of alcohol to minors at all outlets, and not just for on-premises drinking (the only exception retained is the case of children who are served meals when accompanied by their parents).

The regulatory agency for alcoholic beverages is the Servicio Agrícola y Ganadero (“SAG”).

The production, bottling and marketing of non-alcoholic beverages is subject to applicable sanitary legislation and regulations, particularly the Sanitary Code and the Food Ordinance (the Reglamento Sanitario de los Alimentos).

Non-alcoholic beverages are also subject to the provisions of Law N° 20,606 on Nutritional Composition of Food and Advertising enacted in 2012, Decree N° 13 of the Ministry of Health which was enacted on June 26, 2015, amending the Food Ordinance referred to above, Law N° 20,869 on Food Advertising, enacted on November 13, 2015, and Supreme Decree N° 1 of the of Ministry of Health enacted on December 11, 2017 and effective as of June 11, 2018, which set certain restrictions on and requirements for the advertising, labeling and marketing of foods that are qualified as "high” in calories or any of the defined critical nutrients, such as sodium, sugar and saturated fats.

The third phase of the regulation reducing the maximum permitted calorie level (see table below), entered into effect in June 2019.  We have taken measures to comply with this regulation and mitigate the impact of this new law. We cannot assure you that this regulation will not have an impact on our sales volumes and, therefore, on our results.

	Phase 1	Phase 2	Phase 3
	June 2016	June 2018	June 2019
Calories kcal/100ml	100	80	70
Sodium mg/100ml	100	100	100
Sugar g/100ml	6.0	5.0	5.0
Saturated fat g/100ml	3.0	3.0	3.0

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

Government Regulation in Argentina

We are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in Argentina, including social security laws, public health, consumer protection and environmental laws, securities laws and antitrust laws. As closely held corporations, our subsidiaries in Argentina are principally governed by Law N° 19,550 on commercial companies included in the Civil and Commercial Code.

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

Government Regulation in Uruguay

In Uruguay, we are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in said country. As a closely held corporation, our subsidiaries are principally governed by Law N° 16,060, which regulates all commercial companies.

The main applicable laws are Decree N° 315/94 containing the National Bromatological Regulations, Code of Children and Adolescents regulating aspects related to sale and advertising of alcoholic beverages, Law N° 17,849 and its Regulatory Decree N° 260/07 regulating Integrated Packaging Management System, Mercosur Technical Regulations for labeling of packaged food, Law N° 18,159 regulates the promotion and defense of competition, Law N° 19,196 governing the criminal liability of employers for breach of occupational safety rules when it threatens or causes damage to the lives of workers, Law N° 19,855 regulating problematic consumption of alcoholic beverages, and  Decree N° 272/18, effective as of March 1, 2020, with respect to food labeling.

There are currently no material legal or administrative proceedings pending against us in Uruguay with respect to any regulatory matter. We believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business in Uruguay.

Government Regulation in Paraguay

In Paraguay, Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. are governed by the laws of the Republic of Paraguay, in particular by Law N° 1,034/83 of Merchants, and Articles N° 1,048 to N° 1,159 of Law N° 1,183/85 Civil Code and its subsequent amendments, Law N° 388/94 creating detailed rules on the establishment or formation, capital and powers of the shareholders’ meetings of corporations, Law N° 3,228/07 which, in turn, modifies N° 388/94 regarding formalities for the organization of corporations, and Law N° 5,895/17 that establishes transparency rules in the corporate governance of companies constituted by shares, and Decree N° 9,043/17 as amended, that regulates Law N° 5,895/17 and establishes fines in case of non-compliance.

In addition, for the import, sale and advertising of alcoholic and non-alcoholic beverages, Bebidas del Paraguay is subject to the provisions of the Health Code Law N° 836/80, Law N° 1,334/98 of Consumer and User Protection, Law N° 1,333/98 on advertisement and promotion of tobacco and alcohol, Law N° 1,642/00 prohibiting the sale of alcoholic beverages to minors and its consumption on public roads, Executive Decree N° 1,635/99 and Resolution of the Ministry of Public Health and Social Welfare N° 643/12 regulating aspects relating to registration of food products as amended, Law N° 6,446/2019 which establishes the obligation to identify the final beneficiaries of the companies and creates two special registries, the Administrative Registry of Legal Entities and the  Administrative Registry of Final Beneficiaries of Paraguay, and Decree N° 3,241/2020 regulating such Law N° 6,446/2019, among others.

There are currently no material legal or administrative proceedings pending against us in Paraguay with respect to any regulatory matter. We believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business in Paraguay.

Government Regulation in Bolivia

BBO is a closely held corporation governed by the laws of the Plurinational State of Bolivia, in particular by Chapter V (Corporations) of Decree Law N° 14,379 Commercial Code, which establishes provisions on the constitution of companies, rights and obligations of the shareholders, the administration and control bodies of the company, as well as the classification of the shares, issuance rules and records.

In addition, in view of the corporate purpose of BBO and the commercial activities carried out in Bolivia, regarding the production, import, export and marketing of alcoholic and non-alcoholic beverages, the following rules are applicable: Law N° 1,990 or General Law of Customs and Supreme Decree N° 25.870 that contains the regulation of the General Law of Customs, both regulate the regime of imports and exports, Law N° 2.061 of the National Service of Agricultural Health and Food Safety (“SENASAG”), regulating entities responsible for administering the agricultural health and food safety regime in the country, Resolution N° 15/2018 that contains the regulation for the classification and registration of food, issued by SENASAG, Law N° 259 on control of sale and consumption of alcoholic beverages, and Supreme Decree N° 29,519 that regulates competition and consumer protection.

There are currently no material legal or administrative proceedings pending against us in Bolivia with respect to any regulatory matter. We believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business in Bolivia.

Government Regulation in Colombia

CCC and ZF CC are simplified stock corporations governed by the laws of the Republic of Colombia, in particular, with respect to their corporate existence and operation, Law N° 1,258 of 2008, Law N° 222 of 1995 and the Colombian Commercial Code.

ZF CC must comply with the free trade zone regime, including Decree N° 2,685 of 1999, Law N°1,004 of 2005, Decree N° 2,147 of 2016, Decree N° 390 of 2016 and Decree N° 349 of 2018 and its approved master plan (plan maestro).

Furthermore, both CCC and ZF CC must comply with the free zone regime, including Law No. 1004 of 2005, Decree No. 1165 of 2019, Decree N° 2,147 of 2016, Decree N° 1,054 of 2019, Resolution No. 46 of 2019 and its general development master plan approved by the Ministry of Commerce, Industry and Tourism.

In addition, the specific rules relating to the activities and business that each company carries out are applicable to these companies, the main ones being: Law N° 9 of 1979, which establishes the conditions that raw materials for the production of alcoholic beverages must satisfy, Law N° 124 of 1994, which regulates the sale and consumption of alcoholic beverages and their advertising and establishes that the minimum age for the purchase of alcoholic beverages at the national level is 18 years of age, Decree N° 1,686 of 2012, which sets forth the sanitary requirements for the production, packaging, advertising, transportation, import and marketing of alcoholic beverages destined for human consumption, Decree N° 780 of 2016, which establishes, in the field of alcoholic beverages, the obligation to emphasize in advertising and related legends the prohibition of the sale of alcoholic beverages to minors, as well as the specifications that must be included in their packaging and labels, Decree N° 1,506 of 2014, Decree N° 216 of 2019 and Circular N° 486 of 2016, establishing the health requirements associated with the manufacture, processing, packaging, storage, distribution, marketing, sale, import or export of alcoholic beverages, and Law N° 223 of 1995 and Law N° 1,816 of 2016 regulating local taxes applicable to the production and distribution of alcoholic beverages, including beer, in Colombian territory.

There are currently no material legal or administrative proceedings pending against us in Colombia with respect to any regulatory matter. We believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business in Colombia.

C.   Organizational Structure

Ownership Structure as of March 31, 2020

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

Quiñenco is the holding company of one of the largest and most diversified business conglomerates in Chile, with investments in various sectors of the Chilean economy. Apart from CCU, Quiñenco’s principal holdings include Banco de Chile (a leading financial institution in Chile), Invexans S.A. (the largest shareholder of the French cable producer Nexans S.A.), Empresa Nacional de Energía Enex S.A. (the second-largest fuel distributor in Chile), Compañía Sud Americana de Vapores S.A. (main shareholder of Hapag-Lloyd A.G., one of the largest container ship liners worldwide), and Sociedad Matriz SAAM S.A. (one of the main port operators in South America and the leading tugboat operator in America).

Heineken, the Dutch brewer, is one of the largest brewers in the world which markets and sells more than 300 brands in 190 countries and has more than 85,000 employees worldwide. Heineken group’s beer volume was 241.4 million hectoliters during 2019.

The following table provides our significant subsidiaries as of December 2019:

Subsidiaries	Country	Total Ownership Interest
Cervecería CCU	Chile	100.00%
CCU Argentina	Argentina	99.99%
ECUSA	Chile	99.98%
VSPT(1)	Chile	82.99%
(1)Compañía Cervecerías Unidas S.A. indirectly, through CCU Inversiones S.A., has an aggregate 83.01% controlling interest in VSPT.

D.   Property, Plants and Equipment

Set forth below is information concerning our production facilities as of December 31, 2019, all of which are owned and operated by us or our subsidiaries.

For the Chile Operating segment, we had an aggregated Supply Capacity per month of 440.1 million liters, including Manantial, with a Utilized Capacity during peak month of 63.0%. Utilized Capacity During Peak Month is equal to production output as a percentage of Nominal Installed Production Capacity during our peak month for each respective plant. The annual Nominal Installed Capacity for this segment is 48.4 million hectoliters. Our Chile Operating segment total facilities size is 587,765 square meters (total built area including warehousing logistics activities related to the production process).  Supply Capacity per month is defined as nominal installed production capacity for the current product/packaging mix during 25 days per month and 3 shifts per day. The calculated slack (spare) capacity does not necessarily indicate real slack capacity. The real production capacity is less than the nominal installed production capacity as adjustments are required for real machinery performance, packaging mix, availability of raw materials and bottles, seasonality within the months and other factors. As a result, we believe that the peak monthly capacity utilization rates shown above understate real capacity utilization and that slack capacity is overstated.

Set forth below is a list of our 15 principal production facilities:

Chile Operating segment
Location	Type of Plant
Santiago- Quilicura	Beer
Valdivia	Beer
Temuco	Mixed
Antofagasta	Non-alcoholic beverages
Coinco	Non-alcoholic beverages
Santiago -Renca	Non-alcoholic beverages
Casablanca	Non-alcoholic beverages
Coronel (Manantial)	Non-alcoholic beverages (HOD)
Santiago- Quilicura (Manantial)	Non-alcoholic beverages (HOD)
Puerto Montt (Manantial)	Non-alcoholic beverages (HOD)
Pisco Elqui	Spirits
Sotaquí	Spirits
Monte Patria	Spirits
Salamanca	Spirits
Ovalle	Spirits

The CCU Renca project, which is currently being developed, includes a new distribution center and a new production plant for non-alcoholic beverages, both incorporating the latest technologies for efficient and sustainable production and distribution. See “Item 5: Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Capital Expenditures.”

For the International Business Operating segment, we had an aggregated Supply Capacity per month of 111.3 million liters with a Utilized Capacity during peak month of 76.5%. The annual Nominal Installed Capacity for the International business is 12.2 million hectoliters.

Our International Business Operating segment total facilities size is 403,656 square meters (total built area including warehousing logistics activities).

Set forth below is a list of our 10 principal production facilities:

International Business Operating segment
Location	Country	Type of Plant

Buenos Aires (Luján)	Argentina	Beer
Santa Fé	Argentina	Beer
Salta	Argentina	Beer
Sajonia	Paraguay	Beer
Santa Cruz	Bolivia	Beer
Pan de Azúcar	Uruguay	Non-alcoholic beverages
San Antonio	Paraguay	Non-alcoholic beverages
Santa Cruz	Bolivia	Non-alcoholic beverages
Allen	Argentina	Cider
Ciudadela	Argentina	Cider

For the Wine Operating segment, we had an aggregated Nominal Filling Capacity of 93,540 liters per hour and a Storage Capacity in Tanks and Barrels of 103.0 million liters. The total facilities size is 153,837 square meters.

Set forth below is a list of our five principal production and two storage facilities:

Wine Operating segment
Location	Country	Type of Plant

Molina	Chile	Wine Production
Totihue	Chile	Wine Production
Isla de Maipo	Chile	Wine Production
Finca La Celia	Argentina	Wine Production
San Juan	Argentina	Wine Production
Lontué	Chile	Wine Storage
Viña Mar	Chile	Wine Storage

Our two principal production facilities through joint ventures are set forth below (see “Item 4: Information on the Company – B. Business Overview – Overview – Joint Ventures and Associated Companies”):

Joint Ventures
Location	Country	Type of Plant
Punta Arenas	Chile	Beer(1)
Sesquille	Colombia	Beer(2)
(1) Production in the Punta Arenas facility is under licensing agreements and, accordingly, we do not consolidate this facility.
(2) In February 2019, CCU through its joint venture with Grupo Postobón, started beer production at the new three million hectoliter plant. Accordingly, we do not consolidate this facility.

In addition to our production plants listed above, we have 35 owned and 7 leased distribution centers in the countries in which we operate:

Own Distribution Centers	Country	Leased Distribution Centers	Country
Arica	Chile	Illapel	Chile
Iquique	Chile	La Vara	Chile
Calama	Chile	Castro	Chile
Copiapo	Chile	San Antonio	Chile
Coquimbo	Chile	Encarnacion	Paraguay
Ovalle	Chile	Coronel Oviedo	Paraguay
Llay Llay	Chile	Trinidad	Bolivia
Curauma	Chile
Santiago Sur	Chile
Rancagua	Chile
Talca	Chile
Chillan	Chile
Talcahuano	Chile
Los Angeles	Chile
Valdivia	Chile
Osorno	Chile
Puerto Montt	Chile
Coyhaique	Chile
Cervecera	Chile
Temuco	Chile
Antofagasta	Chile
Modelo	Chile
Villarrica	Chile
Punta Arenas	Chile
Renca	Chile
Sauce Viejo	Argentina
Cordoba	Argentina
Rosario	Argentina
Munro	Argentina
Mendoza	Argentina
San Juan	Argentina
Pan de Azúcar	Uruguay
Asunción	Paraguay
Ciudad del Este	Paraguay
La Paz	Bolivia

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

The environmental framework is governed by Law N° 19,300, enacted in 1994, as amended, which includes not only environmental protection rules but also rules concerning the preservation of natural resources. Among other matters, it creates the environmental impact assessment system, which requires any project or major amendment of an industrial activity that may affect the environment to evaluate its possible environmental impact, in order to fulfill related regulations and to implement mitigation, compensation and restoration measures.

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

Over the years, we have implemented specific action plans in each of our operations through the Environmental Vision 2020, which seeks to achieve three objectives within the decade (2010 - 2020): a reduction of greenhouse gas emissions (“GHG”) per hectoliter by 20%, a reduction of water consumption per hectoliter by 33%, and reach 100% in the valorization of industrial solid waste.

In 2019, we continued making progress in our Environmental Vision 2020 plan, with a 29.2% reduction in greenhouse gases emissions per liter produced (the goal is 20%); a 45.8% decrease in water consumption per liter produced (the goal is 33%); and a 98.8%  valorization of solid industrial waste (the goal is 100%). To support this last objective, we continued working on the Zero Waste to Landfill Clean Production Agreement (“CPA”). Related to the reduction of greenhouse gas emissions, we obtained the Gold Label of Energy Efficiency in Plasco and the Silver Label of Energy Efficiency in Temuco Plant from the Ministry of Energy and the Energy Sustainability Agency, respectively. Additionally, we were recognized with the Quantification, Reduction and Excellence Labels of HuellaChile, a Program of the Ministry of Environment, which recognizes the efforts in the management of GHG emissions.

Also in 2019, we renewed our commitment to environmental matters, by launching our 2030 Environmental Vision, which implies an even more challenging plan including three new areas of action and covering for the first time the six countries where we operate. Thus, we committed for the next ten years to: (i) continue reducing greenhouse gas emissions per liter produced to reach a 50% reduction, (ii) continue optimizing water consumption per liter produced, until a 60% reduction is achieved, (iii) 100% valorization of industrial solid waste, (iv) use 75% renewable energy, (v) use 100% reusable, recyclable or compostable packaging, and (vi) aim for our packaging to be made on average of 50%  recycled material.

There are currently no material legal or administrative proceedings pending against us in Chile with respect to any environmental matter. We believe that we are in compliance in all material respects with all applicable environmental regulations.

Argentina

In Argentina, there are several statutes imposing obligations on companies regarding environmental matters at the municipal, provincial and federal levels in accordance with the General Environmental Protection Framework (Law N° 25,675), which establishes the Basic Environmental Protection Budgets, forming the fundamentals to develop all legislation and national environmental policy. In many cases, private entities operating public utilities such as water supply and sewage are in charge of controlling and enforcing those regulations. Examples of new laws and regulations recently enacted are: (i) the National Register of Chemical Substances (Decree N° 900/12), which aims to improve the traceability of chemical substances by means of strict control of all chemical substances that enter or leave the industrial plant, (ii) Decree N° 801/2015 regarding the global system of classification and labeling of chemical products, which based on Decree N° 3,359/2015 was implemented in April 2016 for pure substances, and in January 2017 for mixed substances, and (iii) Law N° 26,190 the National Regime for the Use and Promotion of Renewable Sources of Energy, which was modified by Law N° 27,191 and regulated by Decree N° 531/2016, with the objective to gradually implement the Use of Renewable Sources of Energy in the plants.

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

A.   ADJUSTED OPERATING RESULT

The following discussion should be read in conjunction with our consolidated financial statements and the notes included thereto in this annual report. In the following discussion, CLP amounts have been rounded to the nearest million pesos, unless otherwise indicated. Certain amounts (including percentage amounts) which appear herein have been rounded and may not sum to the totals shown.

We evaluate the performance of the segments based on several indicators, including Adjusted Operating Result, Adjusted Operating Result Before Depreciation and Amortization (ORBDA), ORBDA margin (% of ORBDA of total revenues for the Operating segment), volumes and sales revenues. Sales between segments are conducted using terms and conditions at current market rates.

Adjusted Operating Result and ORBDA are non-IFRS financial measures.  Adjusted Operating Result reflects a subtotal in Note 6 under Operating segment’s additional information (page F-46). A non-IFRS financial measure does not have a standardized meaning prescribed by either IFRS or U.S. GAAP. For management purposes, Adjusted Operating Result is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, result as per adjustment units and income taxes (or alternatively, Adjusted Operating Result can be defined as “Income from operational activities” excluding “Other gains/(losses)”).  For management purposes, ORBDA is defined as Adjusted Operating Result before depreciation and amortization.

The Company believes that the use of “Adjusted Operating Result” provides investors with a better understanding of the day-to-day performance of the Company, because elements included under “Other gains/(losses)” such as impacts derived from derivative contracts and marketable securities are not considered part of the core business of each Operating segment and therefore are managed at the corporate level. The performance of each Operating segment is assessed by this measure, and for the same reason this measure is used by each segment’s Chief Operating Decision Maker to assess the performance of the Operating segments. This measure eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. The Company believes that disclosure of Adjusted Operating Result provides useful information to investors and financial analysts in their review of our operating performance and their comparison of operating performance to the operating performance of other companies in the beverage industry, but it may not be comparable to similarly titled indicators used by other companies. Further, the Company believes that the use of ORBDA provides useful information to investors and analysts in their review of financial results as it is easily comparable to other similar figures disclosed by other companies to calculate financial ratios in order to have comparable measures used in the industry. Neither Adjusted Operating Result nor ORBDA are substitutes for IFRS measures of earnings.

Adjusted Operating Result and ORBDA have important limitations as analytical tools. For example, they do not reflect (a) our cash expenditures or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements needed for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; or (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to the evaluation of our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.

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

	Year Ended December 31,
	2017		2018		2019
	(in millions of CLP, except percentages)
Net sales
Chile Operating segment(1)	1,047,119	61.7%	1,109,574	62.2%	1,164,304	63.9%
International Business Operating segment(2)	460,317	27.1%	483,926	27.1%	464,487	25.5%
Wine Operating segment(3)	204,454	12.0%	206,519	11.6%	212,322	11.6%
Other/eliminations(5)	(13,530)	(0.8)%	(16,736)	(0.9)%	(18,573)	(1.0)%
Total	1,698,361	100.0%	1,783,282	100.0%	1,822,541	100.0%

Adjusted Operating Result(4)
Chile Operating segment(1)	182,784	77.8%	202,662	43.2%	200,429	86.8%
International Business Operating segment(2)	45,266	19.3%	266,345	56.8%	19,653	8.5%
Wine Operating segment(3)	24,519	10.4%	22,667	4.8%	28,477	12.3%
Other/eliminations(5)	(17,676)	(7.5)%	(22,952)	(4.9)%	(17,750)	(7.7)%
Total	234,894	100.0%	468,722	100.0%	230,808	100.0%

Volume (in million liters)
Chile Operating segment(1)	1,786.3	68.7%	1,886,8	66.1%	1,980.2	65.9%
International Business Operating segment(2)	672.6	25.8%	827,3	29.0%	889.9	29.6%
Wine Operating segment(3)	143.1	5.5%	138,9	4.9%	139.5	4.6%
Other/eliminations(5)					(6.4)
Total	2,602.0	100.0%	2,853.0	100.0%	3,003.2	100.0%
(1) Includes beers, non-alcoholic beverages, spirits and shared services units in Chile.
(2) Includes beers, cider, non-alcoholic beverages, malt and spirits in Argentina, Bolivia (from August 2018), Paraguay and Uruguay.
(3) Includes domestic volumes in Chile and Argentina and export wine sales to more 80 countries.

(4) Defined, for management purposes, as Net Income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes.

(5) Considers the non-allocated corporate overhead expenses and eliminations of transactions and volumes between operating segments.

The following is a reconciliation of our Net income; the most directly comparable IFRS measure to Adjusted Operating Result and ORBDA for the years ended December 31, 2015, 2016, 2017, 2018 and 2019.

	For the years ended December 31,
	2015	2016	2017	2018	2019
	(in million CLP)

Net income of year	140,526	140,082	148,108	322,085	145,646
Add (Subtract):
Other gains (losses)	(8,512)	8,346	7,717	(4,030)	(3,157)
Financial Income	(7,846)	(5,680)	(5,051)	(15,794)	(13,118)
Financial costs	23,101	20,307	24,166	23,561	27,720
Share of net loss of joint ventures and associates accounted for using the equity method	5,228	5,561	8,914	10,816	16,432
Foreign currency exchange differences	(958)	(457)	2,563	(3,300)	9,054
Result as per adjustment units	3,283	2,247	111	(742)	8,255
Income taxes	50,115	30,246	48,366	136,127	39,976
Adjusted Operating result(1)	204,937	200,652	234,894	468,722	230,808
Exceptional Item (EI)	-	-	-	-	-
Adjusted Operating result before (EI)	204,937	200,652	234,894	468,722	230,808
Depreciation and amortization	81,567	83,528	92,200	93,289	105,021
ORBDA before (EI)	286,504	284,180	327,094	562,011	335,829
Exceptional Item (EI)	-	-	-	-	-
ORBDA(2)	286,504	284,180	327,094	562,011	335,829

(1) Defined, for management purposes, as Net Income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes.

(2) Defined, for management purposes, as Adjusted Operating Result before depreciation and amortization.

The following table presents our Income statement for the periods noted below:

	Year Ended December 31,
	2017		2018		2019
	(millions of CLP, except percentages)
Net sales	1,698,361	100.0%	1,783,282	100.0%	1,822,541	100.0%
Cost of sales	(798,739)	47.0%	(860,011)	48.2%	(908,318)	49.8%
Gross profit	899,622	53.0%	923,271	51.8%	914,223	50.2%
Other income by function	6,718	0.4%	228,455	12.8%	22,585	1.2%
Other expenses (1)	(2,662)	0.2%	(1,428)	0.1%	(1,428)	0.1%
Exceptional Items (EI)	-	-	-	-	-	-
MSD&A (2)	(668,783)	39.4%	(681,576)	38.2%	(704,571)	38.7%
Adjusted Operating Result (3)	234,894	13.8%	468,722	26.3%	230,808	12.7%
Net Financial Expenses	(19,115)	1.1%	(7,766)	0.4%	(14,603)	0.8%
Results as per adjustment units	(111)	0.0%	742	0.0%	(8,255)	0.5%
Exchange rate differences	(2,563)	0.2%	3,300	0.2%	(9,054)	0.5%
Equity and income from joint ventures	(8,914)	0.5%	(10,816)	0.6%	(16,432)	0.9%
Other gains/(losses)	(7,717)	0.5%	4,030	0.2%	3,157	0.2%
Income before taxes	196,474	11.6%	458,211	25.7%	185,622	10.2%
Income taxes	(48,366)	2.8%	(136,127)	7.6%	(39,976)	2.2%
Net income for the year	148,108	8.7%	322,085	18.1%	145,646	8.0%
Attributable to:
Equity Holders of Parent Company	129,607	7.6%	306,891	17.2%	130,142	7.1%
Non controlling interest	18,501	1.1%	15,194	0.9%	15,504	0.9%

(1) Other expenses are part of the ´Other expenses by function´ as presented in the Consolidated Statement of Income. These Other expenses mainly consist of losses related to the sales and write off of fixed assets.

(2) MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

(3) Defined, for management purposes, as Net Income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes.

FISCAL YEAR ENDED DECEMBER 31, 2019 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2018

The 2018 Income Statement reflects both ongoing operations and the impact of the CCU Argentina – ABI transaction (“the Transaction”), which had a positive impact of CLP 208,842 million on Adjusted Operating Result and CLP 157,359 million in Net income in 2018.  See “ Item 4: Information of the Company – A. History and Development of the Company.” See also Note 1 – Letter C of our consolidated financial statements included herein.

The main highlights of the Income Statement for the fiscal year ended 2019 were: (a) Net sales growth of 2.2%, driven by 5.3% higher volumes, partially offset by 2.9% lower average prices in CLP terms; (b) a decrease of 50.8% in Adjusted Operating Result, explained by a 92.6% decline in the International Business Operating segment, due to the Transaction, and the 1.1% decrease in the Chile Operating segment, partially compensated by the 25.6% increase in the Wine Operating segment, and (c) a decrease in Net income of 57.6%, mainly associated with the abovementioned reasons.

Net sales

Our Net sales increased 2.2% to CLP 1,822,541 million in 2019, from CLP 1,783,282 million in 2018, due to 5.3% higher consolidated volumes, partially offset by 2.9% lower average prices. Volume growth was mostly supported by a 7.6% and 4.9% increase in the International Business and Chile Operating segments, respectively, while the Wine Operating segment grew 0.5%. The 2.9% lower average price in CLP was primarily explained by the sharp depreciation of the ARS against the CLP, which resulted in a 10.8% lower average price in CLP terms from the International Business Operating segment. Net sales performance of each of our Operating segments during 2019 is described below:

Chile: Net sales increased 4.9% to CLP 1,164,304 million in 2019, from CLP 1,109,574 million in 2018, due to 4.9% higher sales volumes. Average prices were flat during the year, given that higher promotional activities were partially offset with revenue management initiatives and positive mix effects. The volume growth was explained by our continuous improvement in brand equity, innovation and commercial execution, allowing us to gain market share in our main categories.

International Business: Net sales decreased 4.0% to CLP 464,487 million in 2019, from
CLP 483,926 million in 2018 as a result of 10.8% lower average prices in CLP, partially offset by 7.6% higher sales volumes. The consolidation, as of August 9, 2018, of BBO, our subsidiary in Bolivia, also contributed to volume growth this year. Excluding this effect, volumes grew 3.9% mostly driven by Argentina. The increase in sales volumes was mostly supported by our convenience packaging strategy together with our continuous improvement in brand equity, innovation and commercial execution. The lower average price in CLP terms was primarily explained by the sharp depreciation of the ARS against the CLP, not fully compensated with price increases in local currency, which ended below inflation.

Wine: Net sales increased 2.8% to CLP 212,322 million in 2019, from CLP 206,519 million in 2018. The increase in Net sales was the result of 2.3% higher average prices, primarily as a consequence of the stronger USD on export revenues, while volumes increased 0.5%, largely associated with weaker exports, partially compensated by the Argentine domestic market, related with the recently acquired brands in Argentina.

Cost of sales

Cost of sales consists primarily of the cost of raw materials, packaging, labor costs for production, personnel, depreciation of assets related to production, depreciation of returnable packaging, licensing fees, bottle breakage, utilities, and the costs of operating and maintaining plants and equipment.

Our Cost of sales increased 5.6% to CLP 908,318 million in 2019, from CLP 860,011 million in 2018, mostly due to a 5.3% increase in sales volumes, given that the Cost of sales per hectoliter expanded 0.3%. As a percentage of Net sales, Cost of sales increased to 49.8% in 2019, from 48.2% in 2018, mainly related to the depreciation of the CLP and the ARS against the USD and its impact in our USD-denominated costs. The Cost of sales for our Operating segments during 2019 is described below:

Chile: Cost of sales increased 7.7% to CLP 540,048 million in 2019, from CLP 501,256 million in 2018, driven primarily by the increase in sales volumes, given that the Cost of sales per hectoliter grew by 2.7%. The increase in the Cost of sales per hectoliter was explained by higher USD-linked costs from the depreciation of the CLP against the USD, partially compensated by efficiencies in manufacturing and procurement and lower costs of aluminum and PET. In all, Cost of sales as a percentage of Net sales expanded to 46.4% in 2019 from 45.2% in 2018.

International Business: Cost of sales increased 8.2% to CLP 248,881 million in 2019, from
CLP 230,069 million in 2018, mainly driven by volume growth and the impact on USD-denominated costs. Cost of sales per hectoliter in CLP increased 0.6%, primarily due to the impact of the sharp depreciation of the ARS against the USD on USD-linked costs, as well as the effects of inflation in Argentina, partially offset by currency translation effects, given the devaluation of the ARS against the CLP, and efficiencies gains in manufacturing and procurement. As a result, Cost of sales as a percentage of Net sales increased to 53.6% in 2019 from 47.5% in 2018.

Wine: Cost of sales decreased 3.4% to CLP 128,764 million in 2019, from CLP 133,272 million in 2018. Cost of sales per hectoliter was down 3.8%, largely associated with a lower cost of wine, following a more normalized harvest in Chile in 2018 and 2019. As a percentage of Net sales, Cost of sales decreased to 60.6% in 2019 from 64.5% in 2018.

Gross profit

Our Gross profit decreased 1.0% to CLP 914,223 million in 2019, from CLP 923,271 million in 2018. Gross margin decreased to 50.2% in 2019 from 51.8% in 2018.

Marketing, Selling, Distribution and Administrative Expenses

Marketing, Selling, Distribution and Administrative expenses (“MSD&A”) primarily include advertising and promotional expenses, selling expenses, distribution costs such as product transportation costs, services provided by third parties and other administrative expenses.

Our MSD&A expenses increased 3.4% to CLP 704,571 million in 2019, from CLP 681,576 million in 2018. As a percentage of Net sales, our MSD&A were up 44 bps to 38.7% in 2019, from 38.2% in 2018. The MSD&A performance of each Operating segment during 2018 is described below:

Chile: MSD&A expenses increased 5.4% to CLP 429,093 million in 2019, from CLP 407,243 million in 2018, driven primarily by the increase in sales volumes. As a percentage of Net sales, MSD&A remained almost flat at 36.9% in 2019 compared to 36.7% in 2018.

International Business: MSD&A expenses decreased 0.2% to CLP 210,156 million in 2019, from CLP 210,591 million in 2018. However, as a percentage of Net sales, MSD&A increased to 45.2% in 2019 from 43.5% in 2018, primarily due to the negative impact from the high inflation in Argentina.

Wine: MSD&A grew 6.1% to CLP 55,596 million in 2019, from CLP 52,409 million in 2018. As a percentage of Net sales, MSD&A worsened to 26.2% in 2019 from 25.4% in 2018.

Other operating income/(expenses)

Other operating income/(expenses) decreased 90.7% to CLP 21,157 million in 2019, from CLP 227,027 million in 2018. The variation is primarily attributable to the CLP 208,842 one-time operating gain from the CCU Argentina and ABI transaction executed in the second quarter of 2018, partially offset by higher other operating income during 2019.

Adjusted Operating Result

Our Adjusted Operating Result dropped 50.8% to CLP 230,808 million in 2019, from CLP 468,722 million in 2018, and our Adjusted Operating Result as a percentage of Net sales declined to 12.7% in 2019, from 26.3% in 2018. The results of 2018 include a one-time operating gain of CLP 208,842 million from the Transaction. See “Item 5. A. Adjusted Operating Result.”

The Adjusted Operating Result performance of each of our Operating segments during 2018 is described below:

Chile: The Adjusted Operating Result decreased 1.1% to CLP 200,429 million in 2019 from
CLP 202,662 million in 2018. Consequently, the Adjusted Operating Result margin decreased 17.2% in 2019 from 18.3% in 2018, mainly explained by higher Costs of sales as a percentage of Net sales driven by the depreciation of the CLP against the USD and its impact on USD-linked costs.

International Business: The Adjusted Operating Result decreased 92.6% to CLP 19,653 million in 2019, from CLP 266,345 million in 2018. The Adjusted Operating Result margin decreased to 4.2% in 2019 from 55.0% in 2018, mainly explained by the one-time operating gain from the Transaction in Other operating income. Excluding this gain, the Adjusted Operating Result decreased 64.3% mainly due to negative external effects from the sharp depreciation of the ARS against the USD and the CLP, and the high inflation in Argentina.

Wine: The Adjusted Operating Result increased 25.6% to CLP 28,477 million in 2019, from
CLP 22,667 million in 2018. The Adjusted Operating Result margin increased 13.4% in 2019 from 11.0% in 2018, mainly explained by lower Costs of sales as a percentage of Net sales.

Other: The Adjusted Operating Result for Others improved to a loss of CLP 17,750 million in 2019, from a loss of CLP 22,952 million in 2018, mainly due to lower corporate expenses.

Net Financial Expenses

Our Net financial expenses increased 88.0% to a loss of CLP 14,603 million in 2019, from a loss of CLP 7,766 million in 2018, mainly due to lower levels of Cash and cash equivalents held during 2019 when compared with 2018, associated with the one-time operating gain from the Transaction.

Equity and income from joint ventures and associated companies

CCU has 50% or less participation in Cervecería Austral, Foods, CCC and in other companies. The share of the gain/loss in the referred companies increased to a loss of CLP 16,432 million in 2019, from a loss of
CLP 10,816 million in 2018, mainly due to a lower financial result in CCC in Colombia.

Result as per adjustment units and Foreign currency exchange differences

The adjustment applied to our net liabilities due to Chilean inflation and foreign exchange fluctuations resulted in a loss of CLP 17,309 million in 2019, compared to a gain of CLP 4,042 million in 2018. This variation is mainly due to a higher loss in Result as per adjustment units, largely explained by the application of Hyperinflation accounting in Argentina.

Other gains (losses)

Our Other gains (losses) amounted to a net gain of CLP 3,157 million in 2019, from a net gain of CLP 4,030 million in 2018. This lower result is mainly explained by higher non-operating expenses.

Income taxes

Our income taxes in 2019 amounted to CLP 39,976 million, compared to CLP 136,127 million in 2018. The CLP 96,151 million Income tax decrease was mostly explained by a contraction of 59.5% in consolidated taxable income.

Net income prior to non-controlling interests

Our Net income prior to minority shareholders in 2019 decreased 54.8% to CLP 145,646 million in 2019, from CLP 322,085 million in 2018.

Net income attributable to equity holders of the parent company

Our Net income attributable to equity holders of the parent company declined 57.6% to CLP 130,142 million in 2019, from CLP 306,891 million in 2018, mainly explained by the CLP 157,359 million gain at Net income level from the Transaction during 2018.

Net income attributable to Non-controlling interests

Net income attributable to non-controlling interests increased to CLP 15,504 million in 2019 from CLP 15,194 million in 2018, mainly due to a better result in our Wine Operating segment, partially compensated with a lower result in our International Business Operating segment.

FISCAL YEAR ENDED DECEMBER 31, 2018 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2017

See “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 for a comparative discussion for the years ended December 31, 2018 and 2017.

B.   Liquidity and Capital Resources

Our principal source of liquidity has been cash generated by our operating activities, which amounted to
CLP 262,161 million, CLP 429,313 million and CLP 242,320 million during the years 2017, 2018 and 2019, respectively.

Our cash flow from operations and working capital are our primary sources to meet both our short-term and long-term obligations. In the opinion of our management, they are sufficient for those purposes.

The principal component of cash flows generated by operating activities in 2019 were amounts collected from clients net of payments to suppliers of CLP 850,064 million compared to CLP 755,184 million in 2018 and
CLP 764,197 million in 2017.

In 2019, our cash flows from financing activities totalled outflows of CLP 199,420 million compared to outflows of CLP 52,964 million in 2018 and outflows of CLP 53,001 million in 2017. The principal components of cash flows used in financing activities consisted of dividends paid of CLP 218,035 million in 2019, including dividends paid relating to minority interests (CLP 74,825 million in 2018 and CLP 75,128 million in 2017), of loan payments of CLP 27,050 million in 2019 (CLP 112,665 million in 2018 and CLP 25,754 million in 2017), partially offset by the proceeds from short-term and long-term borrowings of CLP 50,989 million in 2019 (CLP 184,008 million in 2018 and CLP 57,777 million in 2017), and other cash movement inflows of CLP 1,092 million in 2019 (inflows of CLP 819 million in 2018 and inflows of CLP 36 million in 2017). Additionally, in 2018, we paid CLP 49,223 million for the acquisition of an additional 15.79% interests in Viña San Pedro Tarapacá S.A. through CCU Inversiones S.A. (CLP 7,800 million in 2017 for the acquisition of an additional 2.5% interests in Viña San Pedro Tarapacá S.A. through CCU Inversiones S.A.).

In 2019, our cash used in investment activities totalled CLP 144,186 million compared to CLP 199,002 million in 2018 and CLP 173,614 million in 2017. The principal components of cash used in investment activities in 2019 consisted of capital expenditures of CLP 140,488 million (CLP 131,440 million in 2018 and CLP 125,765 million in 2017) and payments made to acquire interests in joint ventures, in non-controlling interests and to obtain control of subsidiaries or other businesses of CLP 22,202 million (CLP 65,325 million in 2018 and CLP 50,463 million in 2017). Partially offset by proceeds from other long term assets classified as investing of CLP 11,200 million in 2019. As of December 31, 2019, we had CLP 95,292 million (CLP 122,695 million in 2018 and CLP 67,349 million in 2017) in cash, overnight deposits, bank balances, time deposits and investments in mutual funds, which do not include CLP 101,077 million (CLP 196,319 million in 2018 and CLP 102,696 million in 2017) corresponding to securities purchased under resale agreements. Indebtedness, including accrued interest, amounted to CLP 315,819 million as of December 31, 2019. Short-term indebtedness included:

• CLP 42,447 million of short-term bank borrowings,

• CLP 6,745 million of bonds payable, and

• CLP 4,857 million of lease liabilities.

As of December 31, 2019, long-term indebtedness, excluding the current portion, comprised:

• CLP 99,749 million of long-term obligations to banks,

• CLP 133,807 million of long-term obligations to the public represented by bonds, and

• CLP 28,213 million of long-term lease liabilities.

In April 2009 the Company issued two series of notes in the local market for UF 3 million (all outstanding amounts under the “I” Series bonds were paid during 2014), and UF 2 million for a total of CLP 104,188 million in order to refinance a previous loan of CLP 30,000 million and a USD 100 million syndicated loan that matured in November 2009. The current conditions of the bonds are as follows:

	“H” Series	“J” Series
UF amount	2 million	3 million
Term	21 years	25 years
Amortization	Semi-annual since year 11	Bullet
Interest Rate	UF+4.25%	UF+2.90%

As of December 31, 2019, some of our outstanding debt instruments required that we maintain certain financial ratios. The most significant covenants (“H” and “J”, given that all outstanding amounts under the “E” Series bonds were paid during 2018) required us to maintain a consolidated interest coverage ratio of ORBDA (as calculated by CCU in accordance with particular debt instruments in order to measure such instruments’ financial covenants) to interest expenses higher than 3.00 in CCU and CPCh; to maintain a consolidated leverage ratio (the ratio of adjusted liabilities to adjusted equity) lower than 1.50 in CCU and 2.50 in CPCh; to maintain a consolidated financial leverage ratio (the ratio of net financial debt to adjusted equity) lower than 1.50 in CCU; and a minimum consolidated adjusted equity of CLP 312,516.75 million in CCU and of UF 770 thousand (CLP 21,799 million as of December 31, 2019) in CPCh. Furthermore, we were required to maintain a ratio of our unpledged assets over our unsecured liabilities of at least 1.2. The definition of, and calculation mechanics for, all covenants were established when we first entered into these debt instruments, and were based on Chilean GAAP, which are no longer in use since the Company adopted IFRS, as issued by the IASB. For that reason, the Company in 2010 adapted, with the consent of its creditors, these requirements to the new accounting standards and principles (see Note 21 to our audited consolidated financial statements included herein).

At December 31, 2019, CCU met all of its financial debt covenants and had a consolidated interest coverage ratio of 12.11, a consolidated leverage ratio of 0.59 and consolidated financial leverage ratio of 0.07. The consolidated adjusted equity attributable to equity holders of the parent company as of December 31, 2019 was CLP 1,365,412 million. Our ratio of unpledged assets over unsecured liabilities was 7.45 (the ratio is 7.81 if IFRS-16 is not applied).

None of our indebtedness, or that of our subsidiaries, contains any term that restricts our ability to pay dividends other than the requirement to maintain a minimum consolidated equity.

The following table summarizes debt obligations held by us as of December 31, 2019. The table presents principal payment obligations in millions of CLP by interest rate structure, financial instrument and currency, with their respective maturity dates and related weighted-average interest rates:

Interest - Bearing Debts(1) as of December 31, 2019
(millions of CLP, except percentages)

Contractual Flows Maturities
Fixed Rate		Average Int.Rate	2020	2021	2022	2023	2024	Thereafter	TOTAL
CLP (UF) (2)	Bonds	3.3%	9,812	9,595	9,379	9,162	8,946	163,272	210,165
CLP (UF) (2) (3)	Banks	3.5%	3,681	2,206	2,206	1,611	1,611	24,740	36,054
CLP	Banks	4.1%	18,883	10,122	59,929	1,904	1,846	1,754	94,440
USD	Banks	3.3%	13,449	9,715	11,269	315	315	1,840	36,903
EUR	Banks	1.5%	107	101	101	30	30	-	369
ARS	Banks	53.7%	2,579	116	-	-	-	-	2,695
BOB	Banks	5.0%	42	1,696	1,696	3,392	3,392	922	11,141
UYU	Banks	4.9%	719	240	-	-	-	-	958

Sub-total			49,272	33,792	84,580	16,414	16,140	192,529	392,727

Variable rate		Average Int.Rate	2020	2021	2022	2023	2024	Thereafter	TOTAL
USD	Banks	3.1%	7,720	-	-	-	-	-	7,720
ARS	Banks	55.0%	4,385	-	-	-	-	-	4,385

Sub-total			12,105	-	-	-	-	-	12,105

TOTAL			61,378	33,792	84,580	16,414	16,140	192,529	404,832
(1) Including long-term debt obligations and capital lease obligations.
(2) UF as of December 31, 2019.
(3) Includes lease liabilities for an amount of CLP 43,256 million.

To hedge our market risks, we hold debt obligations in various currencies and enter into derivatives contracts. See “Item 11: Quantitative and Qualitative Disclosure about Market Risk.”

Our treasury policy is to invest in highly liquid financial instruments issued by first-class financial institutions. Investments are made primarily in CLP. As of December 31, 2019, we had invested CLP 124,733 million in time deposits, mutual funds and securities purchased under resale agreements (Repos). The following table summarizes financial instruments, including time deposits, mutual funds and securities purchased under resale agreements (Repos), held by us as of December 31, 2019:

Short-Term Financial Instruments
(in millions of CLP)
Time deposits	17,768
Mutual Funds	5,888
Repos	101,077
Total	124,733

Capital Expenditures

During the year 2020, we plan to execute capital expenditures to support organic growth. On a consolidated basis, during 2020 we expect to invest CLP 184,914 million, mainly consisting of (i) CLP 103,172 million in production assets, which includes part of the construction of the new non-alcoholic plant in Santiago, Chile, and other investments to expand capacity in our businesses in Chile and Argentina, (ii) CLP 3,557 million in distribution assets, (iii) CLP 26,522 million in packaging and returnable packaging and (iv) CLP 23,980 million in marketing assets. Of the total investment planned for 2020, CLP 138,497 million will be allocated in Chile.

Our plans for capital expenditures through the period 2020-2023 are displayed in the following table:

(CLP Million)	2020	2021	2022	2023
Chile	138,497	131,084	95,319	69,636
Abroad	46,417	42,017	38,990	29,073
Total	184,914	173,101	134,309	98,709

Between the years 2020-2023, we plan to expend capital mainly to adapt, update and continue to increase production capacity, enhancing environmental protection, optimize our distribution system and facilities, investing in marketing assets and in returnable packaging. Capital expenditures are also directed at improving facilities and offices in our plants, implementing information and management systems in line with the development of our business.

We cannot ensure that we will make any of these proposed capital expenditures at the anticipated level or at all. Moreover, given the current highly uncertain business environment, associated with the economic impact from the COVID-19 pandemic, the estimated figures presented above could differ. Our capital investment program is subject to revision from time to time due to changes in market conditions for our products, general economic conditions in the countries where we operate, interest rates, inflation and foreign exchange rates, competitive conditions and other factors. In addition, we are analyzing the possibility of making acquisitions in the same or related beverage businesses, either in Chile or in other countries of South America’s southern cone.

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

In addition to brands and production techniques, the Company constantly invests in new technologies and digital transformation in order to compete in a challenging environment. In this regard, during 2019 we started updating our operational platforms and developed artificial intelligence tools to optimize the use of information in the sale and distribution processes, among other initiatives.

D.     Trend Information

The Chilean economy grew 1.1% in 2019, with an inflation rate of 3.0% and an average unemployment rate of 7.2%. These figures represent a weaker economic environment when compared with 2018, where GDP grew 4.0%, inflation was 2.6% and unemployment reached 6.9%, and also when compared with the average GDP growth of 2.9% between 2009 and 2019. Although our consolidated volumes have been resilient to weaker macroeconomic conditions in the past, we cannot assure that the consumption of our products will not be affected in the future. Furthermore, the conditions in particular sectors of the economy may have different impacts in our business and factors such as competition and changes in relative prices among the various types of beverages can affect the consumption of our products.

The exchange rate between the CLP and the USD, has been subject to high volatility in the recent years. For example, when compared average exchange rates for each period, the CLP depreciated 9.7% in 2019, appreciated 1.4% in 2018, appreciated 4.1% in 2017 and depreciated 3.5% in 2016. Weaker economic conditions for the Chilean economy are usually related to a depreciation of the CLP. In this regard, we cannot rule out that the CLP will depreciate in the future eroding our profitability.

In terms of regulations, on June 26, 2015 Decree N° 13 of the Ministry of Health was published which modified the Food Ordinance (Supreme Decree N° 977 of the Ministry of Health) and enforced Law N° 20,606 of 2012 regarding the nutritional composition of food products and its promotion. See “Item 4: Information of the Company – B. Business Overview – 10. Government Regulation - Government Regulation in Chile.”

In addition, as of the date of this report, there are a number of bills under discussion in the Chilean Congress that could impact our operation. For further information and a description of these bills, see “Item 3: Key Information – Risk Factors – Risk Relating to Our Business – Water supply is essential to the development of our businesses;” “Item 3: Key Information – Risk Factors – Risk Relating to Our Business – Possible regulations for labeling materials and advertising of alcoholic beverages and other food products in the countries in which we operate could adversely affect us;” and “Item 3: Key Information – Risk Factors – Risk Relating to Our Business – New applicable environmental regulations could affect our business.”

All CCU plants have electrical power contracts, either regulated or agreed to with distributors or generators, with prices tied to spot prices, coal prices and CPI (U.S. consumer price index). A shortage is not foreseen in the coming years. Natural gas for CCU plants in Chile comes from GNL Quinteros facilities, which imports gas from renewable sources at international prices. We do not foresee any shortages.

In 2019, the Argentine economy contracted by 2.2% and the Argentine peso depreciated 72.4% on average and 58.9% as of the end of each period. Depreciation of the Argentine peso against the USD may negatively affect our consolidated financial results due to most of our raw material costs in Argentina are indexed to the USD. Our Argentine subsidiaries use the Argentine peso as their functional currency and their financial statements are translated to CLP for consolidation purposes, which may produce variations to the Company’s consolidated net income and shareholders’ equity, due to translation effects.

Argentina has faced in the past, and continues to face, high inflation. The increase in inflationary risk may also erode macroeconomic growth and limit the availability of financing, causing a negative impact on our operations. In the years 2017, 2018 and 2019 inflation in Argentina was approximately 20%, 48% and 54%, respectively. Consequently, given that the cumulative inflation rate exceeded 100% in the last three years, Argentina, as prescribed by IAS 29, was declared a hyperinflationary economy as of July 1, 2018 (see Note 2 to our consolidated financial statements included herein).

Measures taken by previous Argentine governments to address the country’s economic crises severely affected the stability of Argentina's financial system and have had a material negative impact on the country’s economy. These measures included, among others, different methods to directly and indirectly regulate price increases of various consumer goods, including beer, with the intention of reducing inflation. Additionally, the measures implemented in the past to control the country’s trade balance and exchange rate negatively impacted the free import of goods and the repatriation of profits.

Regarding the COVID-19 pandemic, as of the date of this report, we continue selling, producing and distributing our products, all across our business operations. As we expect the pandemic to continue to develop throughout the region, we have prepared a comprehensive contingency plan in order to prioritize both the health and safety of all our workers and the people we relate with, as well as the continuance of our operations. To accomplish these objectives, we implemented protocols such as working remotely, actively promoting self-care measures and mandating new internal regulations relating to how our plants and distribution centers should be operated. For example, we are periodically sanitizing our facilities, minimizing physical interaction between workers, adding hand sanitation stations, and restricted access by third parties to our facilities unless it is strictly necessary, among other measures. Given the high degree of uncertainty about the spread of COVID-19 or regarding further measures that may be adopted across the countries where we operate, we cannot predict the impact the pandemic may have on our operations in the near future, and therefore, any further adverse effects it may have on our results or financial condition. Prior to the pandemic CCU had a strong financial position with a healthy balance sheet with low financial debt. This condition should allow us, if necessary, to access the local or international debt markets.

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

The Company adopted IFRS 16 as of January 1, 2019 IFRS16. This standard requires that lease contracts must recognize an asset for the “Right of use assets” subject to operational lease contracts and a liability, which is equivalent to the present value of the payments associated to the contract.

During the initial measurement of lease agreements the Company excluded leases with remaining terms less than 12 months and leases with a value lower than US$ 5,000 (ThCH$ 3,747).

Short-term leases and low-value leases will be kept under the operating lease treatment, in which we record these payments as expenses, and none of them are reflected on our balance sheet.

We have no other off-balance sheet arrangements. See Note 34 to our consolidated financial statements included herein for a more detailed discussion of contingencies, including guarantees.

F.    Contractual Obligations

The following table summarizes our known contractual obligations as of December 31, 2019:

Payments due by period
		(in millions of CLP)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-Term Debt Obligations (1)	361,576	55,403	111,720	28,505	165,949
Lease Liabilities (2)	43,256	5,975	6,652	4,049	26,580
Operating Lease Agreements (3)	122,815	56,055	41,538	13,398	11,825
Purchase Obligations (4)	1,485,950	254,066	667,738	488,205	75,941
Total	2,013,597	371,498	827,647	534,157	280,295
(1) Includes interest expense.
(2) Includes our obligations to lease our headquarters building (see Note 21 to the financial statements).
(3) In 2019 under this disclosure there are commitments related to service contracts, short-term and low-value lease agreements (see Note 34 to the financial statements).
(4) Includes raw material purchase contracts.

Critical Accounting Policies and Practices

A summary of our significant accounting policies are included in Note 2 and Note 3 to our audited consolidated financial statements, which are included in this annual report. The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on historical experiences, changes in the business environment and information collected from qualified external sources. However, actual results may differ from estimates under different conditions, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results and/or require management’s subjective judgments. The most critical accounting policies and estimates are mentioned below.

a.      The valuation of goodwill acquired to determine the existence of losses due to potential impairment.

b.      The valuation of commercial trademarks to determine the existence of losses due to potential impairment.

c.      The assumptions used in the current calculation of liabilities and obligations to employees.

d.      Useful lives of property, plant and equipment and intangibles.

e.      The assumptions used for calculating the fair of value financial instruments.

f.       The likelihood of occurrence and amounts estimated in an uncertain or contingent matter.

g.     The valuation of current Biological assets.

During the year ended on December 31, 2019, there have been no other changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these Consolidated Financial Statements. (See Note 4 to our Consolidated Financial Statements as of December 31, 2019).

ITEM 6: Directors, Senior Management and Employees

A.   Directors and Senior Management

The following table sets forth certain information with respect to the members of our Board of Directors:

	Directors	Position	Position Held Since	At CCU Since
Board of Directors	Andrónico Luksic	Chairman of the Board	April 2013 (Chairman), November 1986 (Director)	November 1986
	Carlos Molina	Vice Chairman of the Board	May 2018 (Vice Chairman) April 2012 (Director)	April 2012
	Francisco Pérez	Director	July 1998	February 1991
	Vittorio Corbo	Director	April 2012	April 2012
	Pablo Granifo	Director	April 2013	April 2013
	Rodrigo Hinzpeter	Director	July 2015	July 2015
	José Miguel Barros	Director	April 2016	April 2016
	Rory Cullinan	Director	May 2018	May 2018
	Hemmo Parson	Director	May 2018	May 2018

Andrónico Luksic (66), was appointed chairman of the board of Compañía Cervecerías Unidas S.A. in April 2013 and has served as a director since November 1986. He is the chairman of the board of the Company’s primary subsidiaries, including Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Companía Cervercerías Unidas Argentina S.A. and he is also a member of the board of Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S. Mr. Luksic is currently the chairman of the board of Quiñenco S.A. and LQ Inversiones Financieras S.A., vice chairman of the board of Banco de Chile and Compañía Sud Americana de Vapores S.A., as well as a member of the board of directors of several other companies and institutions, including Antofagasta plc, Antofagasta Minerals S.A., Nexans, Tech Pack S.A., and Invexans S.A. Mr. Luksic is a member of the International Business Leaders’ Advisory Council for the Mayor of Shanghai. He is a member of the International Advisory Board of Barrick Gold, the International Advisory Council of the Brookings Institution, the Advisory Board of the Panama Canal Authority, and the Chairman’s International Council of the Council of the Americas. In addition, Mr. Luksic is a Trustee Emeritus at Babson College, and a member of the Harvard Global Advisory Council, the Columbia University World Projects Advisory Council, the International Advisory Board of the Blavatnik School of Government at Oxford University, the International Advisory Boards of both the Tsinghua University School of Economics and Management and the Fudan University School of Management, and the Americas Executive Board of the MIT Sloan School of Management.

Carlos Molina (63), has served as director of Compañía Cervecerías Unidas S.A since April 2012 and as vice chairman of the board since May 2018. He is also a member of the board of directors of Cervecera CCU Chile Limited, Embotelladoras Chilenas Unidas S.A., Compañía Cervecerías Unidas Argentina S.A., Viña San Pedro Tarapacá S.A., Foods Compañía de Alimentos CCU S.A. and Compañía Pisquera de Chile S.A., and CEO of Corporación Dinámica Industrial, S.A. in Mexico. He has over 30 years of management and strategic consulting experience in multiple industries, especially in beverages and consumer goods across the Americas. In beverages, his roles have included business development for Heineken Americas; planning and strategy for Femsa Cerveza; and board member of Kaiser in Brazil. Prior to these roles, Mr. Molina was a partner in Booz, Allen & Hamilton, a global business consulting firm. Mr. Molina meets the independence criteria under the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and the corporate governance rules of the New York Stock Exchange, and therefore holds the position of member of the audit committee.  Mr. Molina has a BBA (Bachelor of Business Administration) from the University of Houston, and an MBA from the University of Texas.

Francisco Pérez (62), has served as director of Compañía Cervecerías Unidas S.A. since July 1998 and previously, between 1991 and 1998, he held the position of chief executive officer of said Company. In 1998 he was appointed chief executive officer of Quiñenco S.A., a position he holds to date. He is a member of the board of several companies, including Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Viña San Pedro Tarapacá S.A., Companía Cervercerías Unidas Argentina S.A., Compañía Pisquera de Chile S.A., Inversiones y Rentas S.A., Banco de Chile, Banchile Corredores de Seguros S.A., LQ Inversiones Financieras S.A., Sudamericana Agencias Aéreas y Marítimas S.A., Nexans, Hapag Lloyd and Invexans Limited. He is also chairman of the board of Compañía Sud Americana de Vapores S.A., Empresa Nacional de Energía Enex S.A., Invexans S.A. and Tech Pack S.A. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile and a Master’s degree in Business Administration from the University of Chicago.

Vittorio Corbo (77), has held the position of member of the directors committee of Compañía Cervecerías Unidas S.A., in his capacity as independent director, since he was elected director in April 2012, which he currently chairs. He is president of Vittorio Corbo y Asociados Limitada, member of the MIT Sloan Latin American Advisory Council, of the International Advisory Council of the Center for Social and Economic Research (CASE) of Warsaw, Poland, and member of the Public Opinion Committee of the Centro de Estudios Públicos (CEP) in Santiago, Chile and a Fellow of the International Economic Association. He was president of the Central Bank of Chile between 2003 and 2007, director of Banco Santander S.A. (Spain) between the years 2011-2014, chairman of the board of Banco Santander Chile between 2014 and 2018, and director of the Santander-México Group, Banco Santander Chile and ENDESA Chile. He is an economic advisor to large companies as well as family offices. He held senior management positions at the World Bank in Washington DC and has provided numerous consultancies to the World Bank, IDB, US-AID, CIDA, SIDA, FASID and the OECD, as well as governments and central banks in Latin America. He was Professor of Economics in Canada, the United States and Chile. Mr. Corbo meets the independence criteria under the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and the corporate governance rules of the New York Stock Exchange, and therefore holds the position of member of the audit committee. Mr. Corbo holds a degree (in Business Administration) Economics from the Universidad de Chile and a Ph.D. in Economics from MIT.

Pablo Granifo (61), has served as director of Compañía Cervecerías Unidas S.A. since April 2013. He has been the chairman of the board of Banco de Chile S.A. since 2007 and chairman of the board of Viña San Pedro Tarapacá S.A. since 2013. He is a member of the board of Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A. Additionally, he is chairman of the boards of Banchile Asesoría Financiera S.A., Socofin S.A., Banchile Securitizadora S.A., and Banchile Administradora General de Fondos S.A., and a member of the executive committee of Banchile Corredores de Seguros Limitada. He is also a member of the board of Empresa Nacional de Energía Enex S.A. He holds a degree in Business Administration from the Pontificia Universidad Católica de Chile.

Rodrigo Hinzpeter (54), has served as director of Compañía Cervecerías Unidas S.A. since July 2015. He is also member of the board of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Companía Cervercerías Unidas Argentina S.A. and Inversiones y Rentas S.A. Since 2014 he has been the general counsel of Quiñenco S.A. He is also member of the board of Invexans S.A. and Tech Pack S.A. Before that he was Secretary of Interior Affairs (2010-2012) and, later, the Secretary of Defense of the Government of Chile(2012-2014). He holds a Law degree from the Pontificia Universidad Católica de Chile.

José Miguel Barros (56), was appointed director of Compañía Cervecerías Unidas S.A. in April 2016. He is member of the board of various subsidiaries, including Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Viña San Pedro Tarapacá S.A. and Compañía Pisquera de Chile S.A. He is a senior managing director and partner of Chilean Investment Bank LarrainVial S.A. He is currently a member of the board of Lipigas S.A. and Stel Chile S.A. Mr. Barros holds a degree in Economics and Business Administration from Pontificia Universidad Católica de Chile and is a graduate from PADE, ESE Business School, Universidad de los Andes.

Hemmo Parson (51), was appointed director of Compañía Cervecerías Unidas S.A. in May 2018. He is also member of the board of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Companía Cervercerías Unidas Argentina S.A. He has held various positions in Heineken and is currently serving as Legal Director of Heineken Americas. In addition, he is a member of the board of directors of Surinaamse Brouwerij N.V. Mr. Parson holds a law degree from the University of Utrecht.

Rory Cullinan (60), He has served as director of Compañía Cervecerías Unidas S.A. since May 2018. He is also a member of the board of directors of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Compañía Cervecerías Unidas Argentina S.A. Mr. Cullinan has wide experience across different markets and sectors, working in Europe, Africa, America and Russia. Mr. Cullinan held various positions in the Royal Bank of Scotland, including as executive chairman.

The principal business activities of our current and former 2018 and 2019 directors are summarized in the following table:

Directors	Business Activities
Andrónico Luksic	Chairman of CCU
Carlos Molina	Director of Companies
Francisco Pérez	Quiñenco’s CEO
Vittorio Corbo	Economist and Director of Companies
Pablo Granifo	Chairman of Banco de Chile and VSPT
Rodrigo Hinzpeter	General Counsel of Quiñenco
José Miguel Barros	Partner of LarrainVial
Hemmo Parson	Legal Director Heineken Americas
Rory Cullinan	Director of Companies
Didier Debrosse(1) (2)	President of Heineken Brazil
Marc Busain(1)	President of Heineken Americas

(1) Resigned as director of CCU S.A., effective May 1, 2018.

(2) Retired  as President of Heineken Brazil as of March 1, 2019.

The shareholders’ meeting held on April 13, 2016, elected as directors, for a term of three years, Messrs. Andrónico Luksic, Francisco Pérez, Pablo Granifo, Rodrigo Hinzpeter, Marc Busain, Carlos Molina, Didier Debrosse, José Miguel Barros and Vittorio Corbo, the latter independent according to article 50 bis of the Chilean Corporations Act.

On May 9, 2018, due to the resignation of directors Messrs. Marc Busain and Didier Debrosse, both effective as of May 1, 2018, the board of directors appointed, pursuant to article 32 of the Chilean Corporations Act, Messrs. Hemmo Parson and Rory Cullinan in these vacancies until the next shareholders' meeting. In addition, in said meeting, the board designated Mr. Carlos Molina as vice chairman of the board of directors, in lieu of Mr. Marc Busain

Pursuant to the above, the shareholders’ meeting held on April 17, 2019 elected as directors, for a term of three years, Messrs. Andrónico Luksic, Francisco Pérez, Carlos Molina, Vittorio Corbo, Pablo Granifo, Rodrigo Hinzpeter, José Miguel Barros, Hemmo Parson and Rory Cullinan. None of our directors is party to a service contract.

The following table sets forth certain information with respect to our senior management as registered with the CMF, as of April 24, 2020:

Senior Management	Position	Position Held Since	At Company Since
Patricio Jottar	Chief Executive Officer	July 1998	July 1998
Marisol Bravo	Corporate Affairs Officer	June 1994	July 1991
Gabriela Ugalde	Chief Human Resources Officer	April 2018	April 2018
Felipe Dubernet	Chief Financial Officer	February 2014	May 2011
Felipe Benavides	General Counsel	March 2015	March 2015
Jesús García	General Comptroller	May 2015	May 2015
Martín Rodríguez	Head of Project Management Office and Innovation	March 2015	March 2015
Antonio Cruz	Corporate Development Manager	June 2017	June 2017
Francisco Diharasarri	General Manager CCU Chile	October 2003	June 1985
Fernando Sanchis	General Manager CCU Argentina	May 1995	November 1994
Sebastián Landi	International Business Manager	November 2019	November 2019
Pedro Herane	General Manager VSPT	April 2013	May 2010
Domingo Jiménez	General Manager CPCh	August 2018	May 2004
Juan Martin Vannicola	Corporate Industrial Processes Manager	April 2020	April 2020

Patricio Jottar (57), has served as our chief executive officer since 1998. Mr. Jottar is on the board of directors of a number of CCU’s subsidiaries and affiliated companies, including, among others: Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Companías Cervecerías Unidas Argentina S.A., Viña San Pedro Tarapacá S.A., Aguas CCU-Nestlé Chile S.A., Cervecería Kunstmann S.A., Bebidas CCU-Pepsico SpA, Bebidas del Paraguay S.A., Central Cervecera de Colombia S.A.S., Zona Franca Central Cervecera S.A.S., Distribuidora del Paraguay S.A., Foods Compañía de Alimentos CCU S.A and Promarca S.A. He is also chairman of the board of Compañía Pisquera de Chile S.A. Prior to joining the Company, he was chief executive officer of Santander Chile Holding. Mr. Jottar holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and a Master’s degree in Economics and Business Administration from the Instituto de Estudios Superiores de la Empresa, in Barcelona, Spain.

Felipe Dubernet (50), has been our chief financial officer since February 2014. He joined the Company in May 2011 and was the procurement officer until January 2014. He is currently a member of the board of several of CCU’s subsidiaries, including Aguas CCU-Nestlé Chile S.A., Comercial CCU S.A., Fábrica de Envases de Plásticos S.A. and CRECCU S.A., among others. Prior to joining us, he worked for 15 years at Unilever holding several positions in Supply Chain and Finance in Chile, Brazil and the United States. He holds a degree in Civil Engineering from the Pontificia Universidad Católica de Chile.

Jesús García (57), joined CCU as general comptroller in May 2015. He is currently a member of the board of CCU Inversiones II Ltda., Inversiones Invex CCU Dos Ltda., Inversiones Invex CCU Ltda. and Inversiones Invex CCU Tres Ltda., and chairman of Fábrica de Envases Plásticos S.A. He has also worked with Heineken since 2000 in various financial positions in Spain, the Netherlands and Singapore, and previously with Diageo and with PricewaterhouseCoopers in Spain. Prior to joining CCU he served as senior regional tax manager Asia Pacific for the Heineken Group. He holds a degree in Business Law from Universidad de Sevilla, in Spain, and a Master’s degree in Business Administration from Instituto Internacional San Telmo, in Sevilla, Spain.

Gabriela Ugalde (54), joined CCU as chief human resources officer in April 2018. Previously, she had been in charge of Organizational Development at Quiñenco S.A. since 2014. During her career she has worked for multinational and local companies, including Nestlé, CMR Falabella, Banco Itaú and Banco de Chile, where she has held management positions in the Human Resources Department. She received a degree in Psychology from the Pontificia Universidad Católica de Chile and a Master’s degree from the same university.

Felipe Benavides (44), has been our general counsel since March 2015. He is currently a member of the board of Millahue S.A., Aguas CCU-Nestle Chile S.A. and Fábrica de Envases Plásticos S.A. in Chile; Andrimar S.A., Coralina S.A., Marzurel S.A. and Milotur S.A. in Uruguay; Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. in Paraguay; and  Bebidas Bolivianas BBO S.A. in Bolivia. Previously, he was the general counsel at SMU S.A. since 2013. He was also a senior associate at Cariola, Diez, Pérez Cotapos and an international associate for Debevoise & Plimpton LLP (New York). He received his Law degree from the Pontificia Universidad Católica de Chile and a LLM from Duke University.

Marisol Bravo (60), is our corporate affairs officer and has been with the Company since 1991. She is currently member of the board of directors of CRECCU S.A. Prior to her current position, she was head of special projects at CCU. Before joining us, she was assistant manager of marketing at Citicorp Mutual Funds. She received a degree in Business Administration from the Universidad de Chile.

Martín Rodríguez (59), joined CCU as head of the Project Management Office in March 2015 and in September 2017 he was also appointed head of innovation. He is currently member of the board of directors of CRECCU S.A. Previously, he was M&A manager and strategic development manager at Quiñenco S.A., where he held various positions since 1999. He also was a board member of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Foods Compañía de Alimentos CCU S.A. until March 2015. He holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and he has an MBA from UCLA as well as a Master’s degree in Economics from the Pontificia Universidad Católica de Chile.

Antonio Cruz (38) joined CCU as corporate development manager in June 2017. He is currently general manager of Foods Compañía de Alimentos CCU S.A. and member of the board of Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A. in Paraguay;  Bebidas Bolivianas BBO S.A. in Bolivia; as well as Andrimar S.A., Coralina S.A., Marzurel S.A. and Milotur S.A. in Uruguay, among others. He has been with CCU since June 2015, and before joining us, he worked at Quiñenco S.A. within its Business Development division. He holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and an MBA from Columbia University in New York.

Francisco Diharasarri (59), is the general manager of CCU Chile and has been with the Company since 1985. Previously, he was general manager of Embotelladoras Chilenas Unidas S.A. and before that he was general manager of Cervecera CCU Chile Limitada and general manager of Fábrica de Envases Plásticos S.A. He is also currently chairman of the board of Aguas CCU-Nestlé Chile S.A., Comercial CCU S.A., CRECCU S.A., Bebidas Ecusa SpA., Foods Compañía de Alimentos CCU S.A., Manantial S.A. and Bebidas CCU-Pepsico SpA, and is also a member of the board of Bebidas Carozzi CCU SpA, Cervecería Austral S.A. and Promarca S.A., among others. He received a degree in Civil Engineering from the Universidad de Chile.

Fernando Sanchis (59), is the general manager of Companía Cervecerías Unidas Argentina S.A. and he has been with the Company since 1995. Previously, he was chief financial officer of Embochile, a former PepsiCo bottler, and he also held the same position at Uruguay’s PepsiCo’s bottler. He is currently a board member of Companía Cervecerías Unidas Argentina S.A. and Compañía Industrial Cervecera S.A. He received an accounting degree from the University of Buenos Aires in Argentina.

Sebastián Landi (45), is our international business manager since November 2019. He is the chairman of the board of Andrimar S.A., Coralina S.A., Marzurel S.A., Milotur S.A. in Uruguay and of Bebidas del Paraguay S.A., and a member of the board of Distribuidora del Paraguay S.A. and Bebidas Bolivianas BBO S.A, among others. Previously, he worked at Clorox since 2004, where he has held various positions in marketing first and then as general manager of Peru and finally general manager for Argentina, Paraguay & Uruguay. He is Chemistry Engineer and holds a Master’s degree in Strategic Marketing.

Domingo Jiménez (39), is the general manager of Compañía Pisquera de Chile S.A. Previously, he was the finance director at CCU Chile. He has been with the Company since 2004, working in different subsidiaries, as well as Heineken Americas and Heineken USA. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile.

Pedro Herane (50), has been the general manager of Viña San Pedro Tarapacá S.A. since April 2013. Prior to his current position, he was the commercial manager in charge of the Domestic Market at Viña San Pedro Tarapacá S.A. Prior to joining us, he was senior group manager at Procter & Gamble, where he worked for ten years in multiple positions in Chile, Latin America and United States. He received a Bachelor’s degree in Business from University Adolfo Ibáñez in Chile and a Master’s degree in Marketing and Communications from the Paris School of Management (ESCP – EAP) in France.

Juan Martin Vannicola (40), is the Corporate Industrial Processes Manager from  April 2020. Previously, he held various Supply Chain positions at Heineken since 2009. He worked in the Netherlands as Global Logistics consultant, in the USA as Regional Logistics Manager of the Americas, and in Greece as Supply Chain Director, in charge of breweries, malteries, water plants and the distribution operations. He holds an Industrial Engineering degree from Instituto Tecnológico de Buenos Aires, Argentina. He also graduated from the Logistics Management Program in the Eindhoven University of Technology, the Netherlands.

Our senior managers are full time employees; therefore, they do not perform principal business activities outside the Company.

B.   Compensation

The board of directors’ gross compensation is determined by the shareholders at the annual shareholders’ meeting. As approved at the annual shareholders´ meeting held on April 17, 2019, the directors’ monthly remuneration, for their attendance to meetings, independent of the number of meetings held in each period, was fixed at UF 100 per director, and UF 200 for the chairman, plus an amount equivalent to 3% of the distributed dividends, for the board as a whole, at a rate of one-ninth for each director and in proportion to the time each one served as such during the year 2019. If the distributed dividends exceed 50% of the net profits, the board of directors’ variable remuneration shall be calculated over a maximum 50% of such profits. Those directors that are members of the directors committee (see “Item 6.C. Board Practices – Directors Committee”) receive a gross remuneration of UF 50 for each meeting they attend, plus the amount that, as the percentage of the dividends, is required to complete one third of the total remuneration a director is entitled to, pursuant to Article 50 bis of Law Nº 18,046 and Regulation N° 1,956 of the CMF. Directors that are members and observers of the audit committee receive a monthly gross remuneration of UF 50. UF stands for “Unidad de Fomento” which is an inflation linked accounting unit used in Chile. As of March 31, 2020 its value corresponded to CLP 28,597.46.

The described gross compensation for board members was also approved for 2020 at the shareholders’ meeting held on April 15, 2020. Additionally, the shareholders at said meeting approved, with respect to directors that are members of the directors committee (see “Item 6.C. Board Practices – Directors Committee”), a monthly gross compensation for attendance to directors committee meetings, independent of the number of meetings held in each period,  of UF 50, plus the amount that, as the percentage of the dividends, is required to complete one third of the total remuneration a director is entitled to pursuant to Article 50 bis of Law Nº 18,046 and Regulation N° 1,956 of the CMF. For directors that are members and observers of the audit committee, a monthly gross remuneration of UF 50 for attendance to audit committee meetings, independent of the number of meetings held in each period, was determined.

In 2019, the total compensation paid by us and our subsidiaries to each of our directors for services rendered was as follows:

	Attendance	Dividend Participation(2)
Director	Meetings fee(2)	2018(3)	2019(4)	Total
		(in thousands of CLP)
Andrónico Luksic Craig	43,872	511,485	92,376	647,733
Carlos Molina Solís	213,517	700,520	92,376	1,006,413
Francisco Pérez Mackenna	224,216	700,520	92,376	1,017,112
Vittorio Corbo Lioi	58,089	681,980	92,376	832,445
Pablo Granifo Lavín	160,296	548,568	92,376	801,240
Rodrigo Hinzpeter Kirberg	161,549	511,485	92,376	765,410
José Miguel Barros van Hövell tot Westerflier	175,078	530,025	92,376	797,479
Didier Debrosse(1)	-	170,495	-	170,495
Marc Busain(1)	-	170,495	-	170,495
Rory Cullinan	201,748	340,990	92,376	635,114
Hemmo Parson	123,067	340,990	92,376	556,432
Total	1,361,432	5,207,550	831,384	7,400,366
(1) Resigned as director of CCU S.A., effective May 1, 2018.
(2) Includes the remuneration for members of the audit and directors committees.
(3) Charged to 2018’s distributable Net Income. Considering the final dividend paid in 2019.
(4) Charged to 2019’s distributable Net Income. Considering the iterim dividend paid in 2019.

For the year ended December 31, 2019, the aggregate amount of compensation paid by us to all our directors was CLP 7,400 million.

For the year ended December 31, 2019 the aggregate amount of compensation paid to our senior managers registered at the CMF during 2019, was CLP 7,994 million. We do not and are not required under Chilean law to disclose to our shareholders or otherwise make public information as to the compensation of our individual senior managers.

We do not maintain any stock option, pension or retirement programs for our directors or senior managers.

C.   Board Practices

We are managed by our board of directors which, in accordance with our bylaws (Estatutos), is formed by nine directors who are elected at the annual shareholders’ meeting. The entire board of directors is elected for three years and may be re-elected. The board of directors may appoint replacements to fill any vacancies that occur during periods between annual shareholders’ meetings. If such vacancy occurs, the entire board of directors must be renewed at the next following shareholders’ meeting.

The shareholders’ meeting held on April 13, 2016, elected as directors, for a term of three years, Messrs. Andrónico Luksic, Francisco Pérez, Pablo Granifo, Rodrigo Hinzpeter, Marc Busain, Carlos Molina, Didier Debrosse, José Miguel Barros and Vittorio Corbo, the latter independent according to article 50 bis of the Chilean Corporations Act.

On May 9, 2018, due to the resignation of directors Messrs. Marc Busain and Didier Debrosse, both effective as of May 1, 2018, the board of directors appointed, pursuant to article 32 of the Chilean Corporations Act, Messrs. Hemmo Parson and Rory Cullinan in these vacancies until the next shareholders' meeting.

Pursuant to the above, the shareholders´ meeting held on April 17, 2019 elected as directors, for a term of three years, Messrs. Andrónico Luksic, Francisco Pérez, Carlos Molina, Vittorio Corbo, Pablo Granifo, Rodrigo Hinzpeter, José Miguel Barros, Hemmo Parson and Rory Cullinan. None of our directors is party to a service contract with us or any of our subsidiaries that provides for benefits upon termination.

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

1)    Directors Committee

The director’s committee discussions, agreements, and organization are regulated, in every applicable matter, by the Chilean Corporations Act provisions relating to board of directors’ meetings. The directors committee shall inform the board of directors about the manner in which it will request information and about its resolutions.

In addition to the general liabilities imputable to any director, the directors that compose the directors committee shall, in the exercise of their duties, be jointly and severally liable for any damage caused to the corporation or the shareholders.

According to the Chilean Securities Market Law and the Chilean Corporations Act, corporations whose market capitalization reaches or exceeds UF 1.5 million (as of March 31, 2020 approximately CLP 42,896 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares, shall designate a “comité de directores” or “directors committee” and appoint at least one independent director. The directors committee shall be composed of three members and at least one member shall be independent. If the market capitalization or stock percentage falls below this threshold, the obligation to designate a directors committee no longer applies. However, corporations which do not meet these requirements may voluntarily assume the obligations concerning the directors committee, in which case they shall strictly follow the provisions of the Chilean Corporations Act.

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

Regarding related party transactions mentioned in the third bullet point above, Chapter XVI of the Chilean Corporations Act applies to open stock corporations and its subsidiaries, while dispositions of Articles N° 44, 89 and 93 of the Chilean Corporations Act, are applicable only to closely held corporations, which are not subsidiaries of an open stock corporation. See “Item 7: Major Shareholders and Related Party Transactions”.

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

Following the election of a new board of directors at the shareholders´ meeting held on April 17, 2019, Mr. Vittorio Corbo, elected as independent director in accordance with Article N° 50 bis of the Chilean Corporations Act, at the board meeting held the same date, appointed as members of our directors committee Messrs. Carlos Molina and Francisco Pérez. Therefore, the current members of the directors committee are Messrs. Vittorio Corbo, Francisco Pérez and Carlos Molina.

The members of the directors committee receive a remuneration the amount of which is established annually by the shareholders, taking into consideration the duties that the directors committee members shall perform, which shall not be less than a third of the remuneration of a director.

The compensation of our directors committee members, as approved at the shareholders’ meeting of the Company held on April 15, 2020, consists (with effect as of May 2020) of a monthly gross remuneration for attendance to directors committee meetings, independent of the number of meetings held in each period, of UF 50 (as of March 31, 2020, approximately CLP 1,430 thousand), plus the amount required to complete the remaining third of the remuneration of a director.

The remuneration package approved for 2018 and 2019, at the shareholders’ meetings of the Company held on April 11, 2018 and April 17, 2019, respectively, consisted of a monthly gross remuneration for attendance to directors committee meetings, independent of the number of meetings held in each period, of UF 34 and of UF 50, respectively,  plus the amount required to complete the remaining third of the remuneration of a director.

The shareholders shall determine the budget of the directors committee and those of its advisors, which, pursuant to Chilean Corporations Act, shall not be less than the aggregate amount of the annual remuneration of the committee members. The directors committee shall be allowed to request the recruitment of professionals to fulfill its duties within the limits imposed by the budget. The activities of the directors committee, the annual report of the performance of its duties and its expenses, including its advisors’ expenses, shall be included in the annual report and conveyed to the shareholders. The budget of the directors committee and its advisors, approved at the shareholders’ meeting of the Company held on April 15, 2020, shall be equal to the aggregate amount of the annual remuneration of the committee members.

2)    Audit Committee

In accordance with provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) and the corporate governance rules of the New York Stock Exchange (“NYSE Rules”) applicable to us as a foreign private issuer with securities listed on a U.S. national exchange, we have an audit committee.

Following the election of a new board at the shareholders´ meeting held on April 17, 2019, the board of directors, at the meeting held the same date, appointed directors Messrs. Vittorio Corbo and Carlos Molina to our audit committee, both of whom meet the independence criteria under the Exchange Act and under the NYSE Rules. As in 2016, the board of directors also resolved that directors Messrs. José Miguel Barros and Francisco Pérez shall participate in the audit committee’s meetings as observers.

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

As approved at the shareholders’ meeting of the Company held on April 17, 2019, members and observers of the audit committee receive a monthly gross remuneration of UF 50.  As approved at the shareholders’ meetings of the Company held on April 11, 2018, members and observers of the audit committee received a monthly gross remuneration of UF 25.

Finally, as approved at the shareholders’ meeting of the Company held on April 15, 2020, members and observers of the audit committee are entitled to receive (with effect as of May 2020) a compensation consisting of a monthly gross remuneration for their attendance to audit committee meetings, independent of the number of meetings held in each period, of UF 50 (as of March 31, 2020, approximately CLP 1,430 thousand).

The total annual budget for operating cost and advisors of the audit committee, approved at each of the shareholders’ meetings referred to above, amounts to UF 2,000.

D.   Employees

The following table shows the breakdown of our employees by operating segments as of December 31 for each of the years listed below:

	2017	2018	2019
Chile	4,635	4,650	4,701
International Business (1)	2,030	2,578	2,582
Wine	1,242	1,197	1,273
Others (2)	363	372	405
Total	8,270	8,797	8,961

(1)   Includes Bolivia as of 2018.

(2)   Includes corporate head office functions only.

All employees whose contracts are terminated for reasons other than misconduct are entitled by law to receive a severance payment. In the last three years, we made severance payments in the amounts of CLP 7,958 million, CLP 8,188 million and CLP 5,734 million, respectively.

In Chile, permanent employees are entitled to a basic severance payment, as required by law, of one month’s salary for each year, or six-month portion thereof, worked. This condition is subject to a limitation of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981. Severance payments to employees hired before August 14, 1981 are not subject to this limitation. Our employees who are subject to collective bargaining agreements have a contractual benefit to receive a payment in case of resignation, consisting of a payment of one monthly base salary for each full year worked, not subject to a limitation on the total amount payable but subject to a limitation on the total number of employees who can claim the severance benefit during any one year. In 2019, we laid off 395 employees.

Chile Operating segment, Wine Operating segment and Other

In the Chile and Wine Operating segments and Other, as of December 31 of the last three years, we had a total of   6,240, 6,219 and 6,379 permanent employees, respectively. As of December 2019, 4,030 were represented by 43 labor unions. The average tenure of our permanent employees was approximately eight years.

Unionized employees represent approximately 60% of our total permanent workforce. Our management believes it generally has a good relationship with the labor unions representing our employees.

During 2019, 1,596 employees renewed their collective contracts, most of them for a period of two years.

We do not maintain any pension fund or retirement program for our employees. Workers in Chile are subject to a national pension fund law which establishes a system of independent pension plans, administered by Administradoras de Fondos de Pensiones (“AFPs”). We have no liability for the performance of the pension plans or any pension payments to be made to our employees.

In addition to our permanent work force, as of December 31, 2019, we had 535 temporary employees, who were hired for specific time periods to satisfy short-term needs.

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

In Argentina, unionized employees represent approximately 71% of our total permanent workforce, moreover in Uruguay this number represent 59% of our total permanent workforce.

In addition to our permanent work force, as of December 31, 2019, we had 248 temporary employees, who were hired for specific time periods to satisfy short-term needs.

E.   Share Ownership

Except as disclosed in “Item 7: Major Shareholders and Related Party Transactions – A. Major Shareholders”, as of March 31, 2020, our senior management and our board members in the aggregate directly owned less than one percent of our shares.

We do not maintain stock option or other programs involving our employees in the capital of the Company.

ITEM 7: Major Shareholders and Related Party Transactions

A.   Major Shareholders

Our only outstanding voting securities are our shares of our common stock. The following table sets forth information concerning the ownership of our common stock as of March 31, 2020:

	Number of shares owned	Ownership %
INVERSIONES Y RENTAS S.A. (“IRSA”) (1)	196,421,725	53.1584%
INVERSIONES IRSA LIMITADA(1)	25,279,991	6.8416%
Controlling Shareholders	221,701,716	60.000%
JPMorgan Chase Bank N.A. (ADRs)	74,605,267	20.1907%
BANCO DE CHILE POR CUENTA DE TERCEROS NO RESIDENTES	22,331,157	6.0436%
BANCO ITAU CORPBANCA POR CTA. DE INVERSIONISTAS EXTRANJEROS	15,075,151	4.0798%
BANCO SANTANDER POR CUENTA DE INV. EXTRANJEROS	13,418,453	3.6315%
BANCO DE CHILE POR CUENTA DE CITI NA NEW YORK CLIENT	1,741,694	0.4714%
BANCO DE CHILE POR CUENTA DE CITI NA LONDON CLIENT	1,412,497	0.3823%
BANCO DE CHILE POR CUENTA DE CEP LUXEMBOURG CLIENT	1,409,503	0.3815%
BANCO SANTANDER-HSBC BANK PLC LONDON CLIENT ACCOUNT	1,383,491	0.3744%
BANCO SANTANDER HSBC GLOBAL CUSTODY CLIENTS SC	911,855	0.2468%
BANCO DE CHILE POR CUENTA DE CITI NA HONG KONG CLIENT	353,454	0.0957%
Custodian banks	58,037,255	15.7068%
AFPs as a group (Chilean pension funds)	784,390	0.2123%
Our directors and senior management as a group(2)(3)	35,440	0.0096%
Other	14,338,804	3.8806%
TOTAL	355,164,068	96.1194%
(1) Inversiones y Rentas S.A. owns 99.9999% of Inversiones IRSA Limitada’s equity.

(2) Does not include the 221,701,716 shares of our common stock owned, directly and indirectly, by Inversiones y Rentas S.A., which is 50% beneficially owned by Quiñenco, a holding company of the Luksic Group, as discussed below, which is controlled by the Luksic family. Andrónico Luksic, our director, is a member of the Luksic family.

(3) As of March 31, 2020, our director Francisco Pérez Mackenna has a 0.004% direct ownership interest in Compañía Cervecerías Unidas S.A. with 14,897 shares. Our director Vittorio Corbo Lioi indirectly owns 4,343 shares of Compañía Cervecerías Unidas S.A., equivalent to 0.001%, through the ownership of Vittorio Corbo y Asociados Limitada, of which it holds 82%. Our director José Miguel Barros van Hövell tot Westerflier indirectly owns 16,200 shares of Compañía Cervecerías Unidas S.A., equivalent to 0.004%, through Inversiones Carpe Vitam Limitada.

To the best of our knowledge our beneficial shareholders who, directly or indirectly, own more than 5% of the outstanding shares of our common stock is IRSA with 60.00%.

CCU is controlled by IRSA, which owns, directly and indirectly, 60.0% of the shares of our common stock. IRSA is a Chilean corporation owned 50% by Quiñenco, which is a holding company of the Luksic Group, and 50% by Heineken Chile Ltda., a subsidiary of Heineken Americas B.V. IRSA directly owns 196,421,725 shares of our common stock and, indirectly, through Inversiones IRSA Limitada, 25,279,991 additional shares of our common stock.

The shareholders of IRSA, Quiñenco S.A. and Heineken Chile Ltda., signed a Shareholders' Agreement, which was then registered in the Depósito Central de Valores (“DCV”). The agreement restricts IRSA’s shareholders, Quiñenco and Heinenken, from independently acquiring shares of CCU, with the exception of acquiring shares through IRSA. This Shareholders’ Agreement also restricts the shareholders of IRSA from freely selling CCU’s shares, as it imposes preferential rights, among other restrictions.

As of March 31, 2020, JPMorgan Chase Bank N.A. (“JPMorgan”), the depositary for our ADR facility, was the record owner of 74,605,267 shares of our common stock 20.19% of the outstanding common stock) deposited in our ADR facility.

As of March 31, 2020, we had 3,864 shareholders of record. All shareholders have equal voting rights. It is not practicable for us to determine the number of our ADSs or our common shares beneficially owned in the United States as the depositary for our ADSs only has knowledge of the record holders, including the Depositary Trust Company and its nominees. As a result, we are not able to ascertain the domicile of the final beneficial holders represented by the one ADS record holder in the United States. Likewise, we cannot readily determine the domicile of any of our foreign shareholders who hold our common stock, either directly or indirectly.

To our knowledge, none of our common stock is currently owned by governmental entities. Our common stock is listed and traded on the principal Chilean stock exchanges.

B.   Related Party Transactions

Regarding related party transactions, Chapter XVI of the Chilean Corporations Act is applicable to open stock corporations and their subsidiaries, while Articles 44, 89 and 93 are only applicable to closely held corporations which are not subsidiaries of an open stock corporation.

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

1.

Transactions that do not involve a “material amount”. For this purpose, any transaction that is both greater than UF 2,000 (as of March, 31, 2020, approximately CLP 57 million) and in excess of 1% of the corporation’s equity, or involving an amount in excess of UF 20,000 (as of March 31, 2020, approximately CLP 572 million) shall be deemed to involve a material amount. All transactions executed within a 12 month period that are similar or complementary to each other, with identical parties, including related parties, or objects, shall be deemed to be a single transaction.

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

The usual practice policy adopted by the board of directors in the meeting held on January 13, 2010, as amended on July 6, 2011, July 5, 2016, and December 5, 2018 remains available to shareholders at the Company’s offices in Avenida Vitacura N° 2670, 23rd Floor, Santiago, Chile, and on the web site www.ccu.cl. The foregoing website is provided for informational purposes only, and the information thereon is not incorporated into this annual report.

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

On November 30, 2005, we and Heineken Brouwerijen B.V. amended the license and technical assistance agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina commencing June 18, 2003. These agreements have an initial term of 10 years beginning in June 2003, renewable for subsequent periods of five years. See “Item 4: Information on the Company – B. Business Overview – Production and Marketing – Chile Operating segment” and “Item 4: Information on the Company – B. Business Overview – 4. Production and Marketing – International Business Operating segment”.

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

On September 28, 2012, CICSA and Amstel Brouwerijen B.V. signed the Trademark License Agreement which provides with the exclusive rights to produce, sell and distribute Amstel beer in Argentina, effective as of August 1, 2012. This agreement has an initial term of ten years, and automatically renew on January 1 of each year for anew period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

On June 4, 2013, CICSA, Milotur and Heineken Brouwerijen B.V. entered into a Trademark License Agreement, which provides us with the exclusive rights to produce, sell and distribute Heineken beer in Uruguay, in force as of May 1, 2013. This agreement has an initial term of ten years, and automatically renews on January 1 of each year for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

On November 10, 2014, Central Cervecera de Colombia S.A.S. and Heineken Brouwerijen B.V. signed a Trademark License Agreement which provides us with the exclusive rights to import, produce, sell and distribute Heineken beer in Colombia. This agreement has an initial term of thirteen years as of March 1, 2015, and will each year thereafter (January 1) be automatically renewed for subsequent five year periods unless, starting in 2029, any party gives notice of its decision not to renew, in which case the agreement will be in force until the expiration of the latest renewal period. This agreement was amended on March 29, 2019 to include Zona Franca Central Cervecera S.A.S. as brewer for the production of Heineken in Colombia.

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

In January 28, 2015, a Trade Mark License Agreement (“TMLA”) was executed between our subsidiary Cervecería CCU and Heineken Brouwerijen B.V. to produce, sell and distribute beer under the brand name Sol in Chile. The TMLA contemplates a ten-year term as of July 1, 2014 and shall each year (as of July 1st) automatically be renewed for a new period of ten years, unless any party has given notice in writing of its decision not to renew.

On March 23, 2015, CICSA and Heineken Brouwerijen B.V. signed the Trademark License Agreement which provides with the exclusive rights to produce, sell and distribute Sol beer in Argentina, effective as of March 1, 2015. This agreement has an initial term of ten years, and will be automatically renewed, on January 1 of each year, for a ten-year period unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

On April 4, 2016, Central Cervecera de Colombia S.A.S. and Heineken Brouwerijen B.V. signed a Trademark License Agreement which provides us with the exclusive rights to import, produce, sell and distribute Tecate beer in Colombia. This agreement came into force on April 1, 2016, will continue to be in force until February 28, 2028, and each year thereafter (January 1) will be automatically renewed for subsequent five year periods unless, starting in 2029, any party gives notice of its decision not to renew, in which case the agreement will be in force until the expiration of the latest renewal period. This agreement was amended on March 29, 2019 to include Zona Franca Central Cervecera S.A.S. as brewer for the production of Tecate in Colombia.

On September 27, 2017, Central Cervecera de Colombia S.A.S. and Heineken Brouwerijen B.V. signed the Trademark License Agreement which provides us with the exclusive rights to import, produce, sell and distribute, Sol beer in Colombia. This agreement came into force on July 1, 2017, will continue to be in force until February 28, 2028, and shall each year thereafter (January 1) be automatically renewed for subsequent five-year periods unless, starting in 2029, any party gives notice of its decision not to renew, in which case the agreement will be in force until the expiration of the latest renewal period.

In January 2018, Bebidas del Paraguay S.A. and Heineken Brouwerijen B.V. signed the Trademark License Agreement which provides us with the exclusive rights to produce, sell and distribute Sol beer in Paraguay. This agreement has an initial term of five years, and will be automatically renewed for a three-year period unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

On April 20, 2018, Bebidas del Paraguay S.A. and Heineken Brouwerijen B.V. signed a Trademark License Agreement and a Distribution Agreement which provides us with the exclusive rights to produce, sell and distribute Heineken beer in Paraguay. These agreements have an initial term of five years from May 1, 2018, and will be automatically renewed for subsequent three-year periods unless any party gives notice of its decision not to renew. Therefore, and as agreed on June 11, 2018, the Trademark License Agreement entered on November 28, 2012, by CICSA and Heineken Brouwerijen B.V., which provided CICSA with the exclusive rights to produce, sell and distribute Heineken beer in Paraguay,was terminated with retroactive effects as of April 30, 2018 and, in its place, Heineken Brouwerijen B.V. and CICSA entered into a supply agreement which provides CICSA the non-exclusive right to sell and supply Heineken Lager in the Paraguayan market to Bebidas del Paraguay S.A., for a period of five years beginning on April 30, 2018.

On November 13, 2018, we and Heineken Brouwerijen B.V. signed an Amendment Agreement to the Amended and Restated Trademark License Agreement with Cercevera CCU Chile Limitada dated October 12, 2011, in order to include, as of January 1, 2018, the trade mark “Heineken 0.0” to the Trade Marks we have the exclusive rights to produce, sell and distribute in Chile.

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

Since the establishment of our directors’ committee in 2001, as required by the Chilean Corporations Act, it has reviewed all related-party contracts, before being sent to our board of directors for approval, which was standard practice prior to the creation of the directors’ committee. The above does not include related-party transactions that fall within the exemptions contemplated in letters a), b) and c) of Article 147 of the Chilean Corporations Act, which includes those executed according to the usual practice policy adopted by the board of directors on January 13, 2010 as amended on July 6, 2011, July 5, 2016 and December 5, 2018. Our principal related-party contracts include rental of properties, the rendering of services and product sales.

Our principal transactions with related parties for the twelve-month period ended December 31, 2019, are detailed below:

Company	Relationship	Transaction	Amount (in millions of CLP)
Amstel Brouwerijen B.V.	Related to the controller's shareholder	License and technical assistance	266
Antofagasta Minerals S.A.	Related to the controller's shareholder	Sales of products	38
BanChile Corredores de Bolsa S.A.	Related to the controller's shareholder	Investment Rescue/Investments	1,083,795
Banco BASA S.A.	Related to the subsidiary's shareholder	Sales of products	1
Banco de Chile	Related to the controller's shareholder	Derivatives/Interests/Investment Rescue/Investments/Sales of products/Services received	287,590
Canal 13 SpA.	Related to the controller's shareholder	Services received	2,055
Cervecera Valdivia S.A.	Shareholder of subsidiary	Dividends paid	3,886
Cervecería Austral S.A.	Joint venture	Dividends received/Purchase of products/Royalty/Sales of products/Services provided	15,330
Cervecería Kunstmann Ltda.	Related to non-controlling subsidiary	Sales of products/Services received	933
Chajha S.A.	Related to the subsidiary's shareholder	Sales of products	4
Cigar Trading S.R.L.	Related to the subsidiary's shareholder	Sales of products	1
Club Libertad	Related to the subsidiary's shareholder	Sales of products	3
Comercial Patagona Ltda.	Subsidiary of joint venture	Sales of products/Services received	7,520
Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Shareholder of subsidiary	Dividends paid/Loan/Purchase of products/Sales of products	5,475
Ecor Ltda.	Related to the subsidiary's shareholder	Services received	158
Emprendimientos Hoteleros S.A.E.C.A.	Related to the subsidiary's shareholder	Sales of products	16
Empresa Nacional de Energía Enex S.A.	Related to the controller's shareholder	Purchase of products/Services received	644
Empresas Carozzi S.A.	Shareholder of joint operation	Purchase of products/Sales of products	5,288
Foods Compañía de Alimentos CCU S.A.	Joint venture	Capital decrease/Consignation sales/Purchase of products/Services provided	12,489
Fundación Ramón T. Cartes	Related to the subsidiary's shareholder	Sales of products	4
Gráfica Editorial Inter-Sudamericana S.A.	Related to the subsidiary's shareholder	Sales of products	1
Hapag-Lloyd Chile SpA.	Related to the controller's shareholder	Services received	161
Heineken Brouwerijen B.V.	Related to the controller's shareholder	License and technical assistance/Purchase of products/Services received	24,429
Inversiones Enex S.A.	Related to the controller's shareholder	Sales of products	1,395
Inversiones Irsa Ltda.	Related to the controller	Dividends paid	14,494
Inversiones PFI Chile Ltda.	Shareholder of joint operation	Purchase of products/Services provided/Services received	12,797
Inversiones Punta Brava S.A.	Related to the controller's shareholder	Sales of products	1
Inversiones y Rentas S.A.	Controller	Dividends paid/Services provided	112,624
La Misión S.A.	Related to the subsidiary's shareholder	Sales of products	1
Minera Antucoya	Related to the controller's shareholder	Sales of products	3
Minera Centinela	Related to the controller's shareholder	Sales of products	9
Nestlé Chile S.A.	Related to the controller	Dividends paid	4,932
Palermo S.A.	Related to the subsidiary's shareholder	Sales of products	3
QSR S.A.	Related to the subsidiary's shareholder	Sales of products	94
Quiñenco S.A.	Controller's shareholder	Sales of products	20
Radiodifusión SpA.	Related to the controller's shareholder	Services received	306
SAAM Extraportuario S.A.	Related to the controller's shareholder	Services received	41
Societé des Produits Nestlé S.A.	Related to the subsidiary's shareholder	Royalty	984
Tabacalera del Este S.A.	Related to the subsidiary's shareholder	Sales of products	3
Transbank S.A.	Related to the controller's shareholder	Services received	187
Viña Tabali S.A.	Related to the controller's shareholder	Services provided	70
Zona Franca Central Cervecera S.A.S.	Joint venture	Capital contribution	13,564

See Note 11 to our consolidated financial statements included herein for detailed information.

C.   Interests of Experts and Counsel

Not applicable.

ITEM 8: Financial Information

A.   Consolidated Statements and Other Financial Information

See “Item 18: Financial Statements” and “Item 19: Exhibits” for the Company's Financial Statements and notes, audited by PricewaterhouseCoopers Consultores, Auditores SpA.

Wine Exports

We, through our subsidiary VSPT, exported wine to more than 80 countries in 2019. VSPT is the second-largest wine exporter in Chile. See “Item 4: Information on the Company – B. Business Overview – Competition – Wine Operating segment”.

The following table presents our total wine exports by volume and sales, as of December of the last three years as percentage of consolidated volume and sales for the last three years:

	2017	2018	2019

Exports (thousands of liters) (1)	75,462	71,169	73,895
% of total consolidated sales volume	3.14%	3.04%	2.87%

Exports (CLP million) (1)	123,023	118,206	119,197
% of total consolidated sales	8.41%	8.21%	7.18%
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

Our board of directors announced at our annual ordinary shareholders’ meeting held on April 11, 2018, its dividend policy for future periods, authorizing the distribution of cash dividends in an amount at least equal to 50% of our Net income of the year attributable to equity holders of the parent company under IFRS for the previous year. Our dividend policy is subject to change in the future due to changes in Chilean law, capital requirements, economic results and/or other factors. During our annual ordinary shareholders’ meeting held on April 17, 2019, a dividend of CLP 358.33030 per share of common stock (CLP 716.66059 per ADS using the ratio as of December 20, 2012 of 1 ADS to 2 common shares) was approved, in addition to the interim dividend of CLP 140 per share of common stock (CLP 280 per ADS) distributed in January 4, 2019. Together, these dividend payments amounted to CLP 184,134 million, representing 60.0% of the “Net income of the year attributable to equity holders of the parent company” for 2018.

Dividends are paid to shareholders of record at midnight of the fifth business day, including Saturdays, preceding the date set for payment of the dividend. The holders of ADSs on the applicable record dates are entitled to dividends declared for each corresponding period.

The board of directors, in its meeting held on December 4, 2019, approved the distribution, with a charge to 2019’s Net income attributable to equity holders of the parent company, of an interim dividend of CLP 75 per share of common stock (CLP 150 per ADS), totaling CLP 27,712,715,400, which was paid as of December 26, 2019. Additionally, the board of directors, in its meeting held on March 4, 2020, resolved to propose to the next ordinary shareholders meeting, the distribution, with charge to 2019’s Net income attributable to equity holders of the parent company, of a final dividend of CLP 179.95079 per share of common stock (CLP 359.90158 per ADS). The proposal, representing a total payment of CLP 66,492,333,723, was approved at our last annual ordinary shareholders’ meeting held on April 15, 2020 and the final dividend paid as of April 24, 2020 to shareholders of record at midnight on April 18, 2020. Collectively, these dividend payments amounted to CLP 94,205 million, representing 72.4% of the “Net income of the year attributable to equity holders of the parent company” for 2019.

The following table sets forth the amounts of interim and final dividends and the aggregate amounts of such dividends per share of common stock and per ADS in respect of each of the years indicated:

Year ended	CLP Per share (1)			USD Per ADS (2)
December 31	Interim	Final (3)	Total	Interim	Final (3)	Total
2015	66	97.47	163.47	0.18	0.29	0.47
2016	66	110.32	176.32	0.20	0.33	0.53
2017	70	108.89	178.89	0.23	0.36	0.59
2018	140	358.33	498.33	0.41	1.07	1.49
2019	75	179.95	254.95	0.20	0.42	0.62
(1) Interim and final dividend amounts are expressed in historical pesos

(2) USD per ADS dividend information provided solely for reference purposes only, as we pay all dividends in CLP. The amounts shown above have been adjusted to reflect this change. The Chilean peso amounts as shown here have been converted into USD at the respective observed exchange rate in effect at each payment date or, in respect of the dividend payable for the year ended December 31, 2019, at the observed exchange rate in effect as of April 24, 2020. Note: The Federal Reserve Bank of New York does not report a noon buying rate for CLP.

(3) The final dividend with respect to each year is declared and paid within the first five months of the subsequent year.

Pursuant to current Chilean foreign exchange regulations, a shareholder who is not a resident of Chile does not need to be authorized as a foreign investor in order to receive dividends, sale proceeds or other amounts with respect to its shares remitted outside Chile, but the investor must inform the Central Bank about any such transactions and must remit foreign currency through the formal exchange market. See “Item 10. Additional Information – D. Exchange Controls” for additional information on how ADR holders may remit currency outside Chile. Dividends received in respect of shares of common stock by holders, including holders of ADRs who are not Chilean residents, are subject to Chilean withholding taxes. See “Item 10: Additional Information – E. Taxation”.

B.   Significant Changes

Nothing to report.

ITEM 9: The Offer and Listing

A.   Offer and Listing Details

For the periods indicated, the table below sets forth the reported high and low closing sales prices for the common stock on the Stock Exchanges in Chile as well as the high and low sales prices of the ADSs as reported by the NYSE.  For more information on offer and listing details also see “Item 10: The Offer and Listing – C. Markets.”

Santiago Stock Exchange			NYSE
(per share of common stock)			(per ADS)
	High	Low	High	Low
	(CLP)	(CLP)	(CLP)	(CLP)
Years
2015	8,784	5,479	25.27	17.73
2016	8,120	6,500	24.17	18.78
2017	9,300	6,820	29.72	20.31
2018	9,587	7,848	30.35	24.30
2019	9,990	6,850	29.48	17.80

2017
1st quarter	8,449	6,820	25.46	20.31
2nd quarter	9,120	8,236	27.28	25.16
3rd quarter	9,190	8,220	28.22	25.40
4th quarter	9,300	8,000	29.72	25.03
2018
1st quarter	9,210	7,890	30.35	27.27
2nd quarter	9,100	7,848	29.86	24.37
3rd quarter	9,587	7,850	28.52	24.65
4th quarter	9,545	8,300	28.88	24.30
2019
1st quarter	9,974	8,600	29.47	24.92
2nd quarter	9,940	8,812	29.48	25.55
3rd quarter	9,990	7,789	29.40	21.71
4th quarter	8,199	6,850	22.52	17.80

Last six months
October 2019	8,199	7,201	22.52	19.78
November 2019	7,600	6,850	20.06	17.80
December 2019	7,700	7,052	19.84	17.81
January 2020	9,399	8,600	28.00	24.92
February 2020	7,490	6,144	19.14	15.62
March 2020	6,710	4,989	16.72	11.25

Significant trading suspensions of the Company's stock have not occurred in the last three years.

B.   Plan of distribution

Not applicable.

C.   Markets

Our common stock is currently traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and, until October 8, 2018, the Valparaíso Stock Exchange under the symbol “CCU”. The Santiago Stock Exchange accounted for approximately 86.4%, 94.6% and 93.1% of the trading volume of our common stock in Chile in the last three years, respectively. The remaining 13.6%, 5.4% and 6.9% respectively, was traded mainly on the Chile Electronic Stock Exchange. Shares of our common stock were traded in the United States on the NASDAQ Stock Market between September 24, 1992 and March 25, 1999 and on the NYSE since March 26, 1999, in the form of ADSs, under the symbol “CCU”, with such ADSs being evidenced by ADRs, which until December 20, 2012, had each represented five shares of our common stock. Starting on December 20, 2012, the ratio was changed so that each ADS represented two shares of our common stock. The ADSs are issued under the terms of a deposit agreement dated September 1, 1992, as amended and restated on July 31, 2013, among us, JPMorgan, as depositary, and the holders from time to time of the ADSs.

The trading volume of our ADSs in the NYSE in the last three years is as follows:

Year	Quarter	Traded Volume (thousands of ADS)

2016	1st quarter	10,853
	2nd quarter	10,121
	3rd quarter	16,093
	4th quarter	15,288
	Total	52,355

2017	1st quarter	11,269
	2nd quarter	13,193
	3rd quarter	9,606
	4th quarter	11,597
	Total	45,665

2018	1st quarter	8,848
	2nd quarter	10,560
	3rd quarter	14,465
	4th quarter	12,038
	Total	45,911

2019	1st quarter	12,259
	2nd quarter	13,753
	3rd quarter	17,288
	4th quarter	24,402
	Total	67,702

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

Accrued dividends that corporations fail to pay or make available to their shareholders within certain periods are to be adjusted from the date on which those dividends became due and that of actual payment. Overdue dividends will accrue interest at established rates over the same period.

Dividends and other cash benefits unclaimed by shareholders after five years from the date on which they became due will become the property of the Chilean Fire Department.

We have only one class of shares and there are therefore no preferences or limitations on the voting rights of shareholders. Each of our shareholders is entitled to one vote per share. In annual shareholders’ meetings, resolutions are made by an absolute majority of those present at the meeting, provided legal quorums (consisting of an absolute majority of our issued voting stock, in case the quorum is satisfied at its first call, or any number of shareholders present at the meeting if the meeting takes place at its second call) are met. A special or extraordinary meeting generally requires an absolute majority, in other words, 50% plus one of the shares entitled to vote; however, the Chilean Corporations Act provides that in order to carry certain motions, a two-thirds majority of the outstanding voting stock is necessary.

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

The Chilean Corporations Act provides shareholders with preemptive rights and requires that options to purchase stock representing capital increases in corporations and debentures duly convertible into stock of the issuing corporation, or any other securities extending future rights over such stock, must be offered preferably, at least once, to existing shareholders, in proportion to the number of shares owned by them. A corporation must distribute any bonus stock in the same manner.

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

The quorum for a shareholders' meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority of our issued voting stock; if a quorum is not present at the time of the first call of the meeting, a second call of the meeting can be reconvened and upon the meeting being reconvened, shareholders present at the time of the second call of the reconvened meeting are deemed to constitute a valid quorum regardless of the percentage of the voting stock represented. In that case, decisions will be made by the absolute majority of stock with voting rights present or otherwise represented. The following matters are specifically reserved for annual meetings:

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

•	guarantees of third parties' obligations, except when these third parties are subsidiary companies (in which case approval of the board of directors will suffice).

In addition to the above, annual and extraordinary shareholders' meetings must be called by the board of directors in the following circumstances:

•	when requested by shareholders representing at least 10% of issued stock with voting rights regarding closely held corporations; and
•	when required by the CMF, notwithstanding its right to call such meeting directly.

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

Takeover defenses. Our bylaws do not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of us and that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries). See “Item 10: Additional Information – B. Memorandum and Articles of Association – Rights, preferences and restrictions regarding shares”.

Ownership threshold. Our bylaws do not contain any ownership threshold above which shareholder ownership must be disclosed. For a description of the ownership thresholds mandated by Chilean law, see “– Rights, preferences and restrictions regarding shares” above. See “Item 10: Additional Information – B. Memorandum and Articles of Association – Rights, preferences and restrictions regarding shares”.

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

In connection with our initial public offering of ADSs, we entered into a foreign investment contract (the “Foreign Investment Contract”) with the Chilean Central Bank and the Depositary, pursuant to Article 47 of the Central Bank Act and former Chapter XXVI. Absent the Foreign Investment Contract, under Chilean exchange controls in force until April 19, 2001, investors would not have been granted access to the Formal Exchange Market for the purpose of converting CLP to USD and repatriating from Chile amounts received in respect of, among other things, deposited Shares or Shares withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying Shares and any rights with respect thereto).

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

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign holders, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another statute. In addition, the Chilean tax authorities issue rulings and regulations of either general or specific application interpreting the provisions of Chilean tax law. Chilean taxes may not be assessed retroactively against taxpayers who act in good faith relying on such rulings and regulations, but Chilean tax authorities may modify said rulings and regulations prospectively. There is a general income tax treaty signed by Chile and the United States, but it is not in force (Congress approval is required).

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

The corporate income tax is a credit for shareholders resident or domiciled in countries that have a Convention for the Avoidance of Double Taxation in force with Chile that are the effective beneficiaries of the dividends. This benefit is extended to countries that have signed a Convention for the Avoidance of Double Taxation with Chile before January 1, 2019, even if the Convention has not yet entered into force until December 31, 2021 as a limit. This is the case for the United States of America.

For other no resident shareholders, the credit for the corporate tax paid on such income may be used with a limit of 65% of its amount. In these cases, the effective rate will be 44.45% from 2018 thereafter.

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

From January 1, 2017, gains obtained from the sale or exchange of shares of common stock ( as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a foreign holder will be subject to both the first category tax and the Chilean Withholding Tax (the former being creditable against the latter), according to new Article 17 N° 8 of the Chilean Income Tax Law, effective as of January 1,2017. The taxation with the alternative regime of first category as a sole tax was derogated since December 31st, 2016.

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

In order to comply with our withholding obligations, we may require certificates of residence, affidavits or any other type of documentation aimed to demonstrate the tax residence and effective beneficiary status of the foreign holders.

United States Federal Income Tax Considerations

The following discussion summarizes the principal U.S. federal income tax considerations relating to the acquisition, ownership and disposition of common stock or ADSs by a U.S. holder (as defined below) holding such common stock or ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not describe any implications under U.S. state, local or non-U.S. tax law, or any aspect of U.S. federal tax law (such as the estate tax, gift tax, the alternative minimum tax or the Medicare tax on net investment income) other than U.S. federal income taxation.

This summary does not purport to address all the material U.S. federal income tax consequences that may be relevant to the U.S. holders of the common stock or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real-estate investment trusts, partnerships and other pass-through entities, U.S. expatriates, investors that own or are treated as owning 10% or more of our stock by either vote or value, certain taxpayers who file applicable financial statements required to recognize income for U.S. federal income tax purposes no later than when the associated revenue is reflected on such financial statements, investors that hold the common stock or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction and persons whose functional currency is not the U.S. dollar) may be subject to special tax rules.

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

The gross amount of any dividends (including amounts withheld in respect of Chilean taxes) paid with respect to the common stock or ADSs generally will be subject to U.S. federal income taxation as ordinary income and will not be eligible for the dividends received deduction allowed to U.S.corporations. Dividends paid in Chilean currency will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends are actually or constructively received by the U.S. holder, or in the case of dividends received in respect of ADSs, on the date the dividends are actually or constructively received by the depositary or its agent, whether or not converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Chilean currency equal to its U.S. dollar amount on the date of receipt by the U.S. holder or disposition, as the case may be, and any gain or loss recognized upon a subsequent disposition of such Chilean currency generally will be foreign currency gain or loss that is treated as U.S. source ordinary income or loss. If dividends paid in Chilean currency are converted into U.S. dollars on the day they are received by the U.S. holder, the depositary or its agent, as the case may be, U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any Chilean currency received by the U.S. holder or the depositary or its agent is not converted into U.S. dollars on the date of receipt.

Under current law, the U.S. dollar amount of dividends by an individual with respect to the ADSs will be subject to taxation at a reduced rate if the dividends represent “qualified dividend income”. Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2019 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2020 taxable year. Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) tax year.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the shares of common stock (to the extent not represented by ADSs) will be treated as qualified dividend income, because the shares of common stock are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. holders of ADSs and common stock should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

A U.S. holder who owns common stock or ADSs during any taxable year that we are a PFIC in excess of certain de minimis amounts and fails to qualify for certain other exemptions would be required to file IRS Form 8621. In addition, under certain circumstances, regulations also require a “United States person” (as such term is defined under the Code) that owns an interest in a PFIC as an indirect shareholder through one or more United States persons to file Form 8621 for any taxable year during which such indirect shareholder is treated as receiving an excess distribution in connection with the ownership or disposition of such interest, or reports income pursuant to mark-to-market election. U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to the common stock or ADSs.

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

F.    Dividends and Paying Agents

Not applicable.

G.   Statement by Experts

Not applicable.

H.   Documents on Display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file annual reports and submit other information to the United States Securities and Exchange Commission (the “SEC”). These materials, including this Form 20-F and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov/ that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Form 20-F reports and the other information submitted by us to the SEC may be accessed through this website. Additionally, the documents concerning us, which are referred to in this annual report, may be inspected at our principal offices at Vitacura 2670, 23rd Floor, Santiago, Chile.

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

A.   Qualitative Information About Market Risk

Interest Rate Risk

As of December 31, 2019, we had a total of CLP 12,015 million in debt indexed to variable interest rates (CLP 8,576 million as of December 31, 2018). Consequently, as of December 31, 2019, our financing structure consisted (without taking into account the cross currency interest rate swaps and cross interest rate swaps effects) of 4% (3% as of December 31, 2018) of debt with variable interest rates, and 96% (97% as of December 31, 2018) of debt with fixed interest rates.

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

As of December 31, 2019, after considering the effect of cross currency interest rate swaps and cross interest rate swaps, 98.6% (99.8% as of December 31, 2018) of our debt had fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2019, including exchange rates, interest rates, maturities and effective interest rates are detailed in Note 21 to our audited consolidated financial statements included elsewhere in this annual report.

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

Malt and cans. In Chile, we obtain our supply of malt from local producers and in the international market (mainly from Argentina). With local and argentine producers the Company enters into long-term supply agreements in which malt price is set annually, using for this purpose the market price of barley and manufacturing cost established in these agreements.

Of the cost of Chile Operating segment, the cost of cans represents approximately 17% of the direct cost (12% in 2018 and 12% in 2017), whereas in the International Business Operating segment, the cost of cans represent approximately 38% of the direct cost of raw materials in 2019 (38% in 2018 and 33% in 2017). See “Item 4: Information on the Company – B. Business Overview – 5. Raw Materials and other Supplies”. We do not hedge these transactions. Rather, we negotiate yearly contracts with malt suppliers.

Concentrates, sugar and plastic resin. The main raw material used in the production of non-alcoholic beverages are concentrates, which are mainly acquired from licensees, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks with regard to these raw materials, which jointly represent 31% (27% in 2018 and 29% in 2017) of the direct cost for the Chile Operating segment. See “Item 4: Information on the Company – B. Business Overview – 5. Raw Materials and other Supplies”. We do not hedge these transactions.

Grapes and wine. The principal raw materials used by our wine subsidiary VSPT in the production of wine are its own harvested grape as well as purchased grapes and wine. VSPT obtains approximately 43% of the grapes used for export wines from its own vineyards, thereby reducing grape price volatility and ensuring quality consistency. Approximately 10% of the grape supply for the production of the wine sold in the domestic market is purchased from own vineyards. During 2019, VSPT purchased 19% of the necessary grapes and wine on the basis of yearly contracts at fixed prices from third parties. Spot transactions for wine are executed from time to time depending on additional wine needs. “Item 4: Information on the Company – B. Business Overview – Raw Materials and other Supplies”.

Exchange Rate Sensitivity

We are exposed to exchange rate risks originating from: a) our net exposure of foreign currency assets and liabilities, b) exports sales, c) the purchase of raw materials and products and capital investments effected in foreign currencies, or indexed to such currencies, and d) the net investment of subsidiaries in Argentina, Bolivia, Paraguay and Uruguay, of associated in Peru and of joint venture in Colombia. Our greatest exchange rate risk exposure is the variation of the Chilean peso as compared to the USD, Euro, Argentine peso, Uruguayan peso, Paraguayan Guaraní, Bolivian peso and Colombian peso.

As of December 31, 2019, we maintained in Chile foreign currency liabilities amounting to CLP 104,822 million (CLP 88,219 million as of December 31, 2018), mostly denominated in USD. Foreign currency obligations (CLP 43,638 million as of December 31, 2019 and CLP 25,404 million as of December 31, 2018) represent 14% (9% as of December 31, 2018) of total other financial liabilities. The remaining 86% (91% as of December 31, 2018) is mainly denominated in inflation-indexed CLP. In addition, the Company maintains foreign currency assets for CLP 206,820 million (CLP 212,009 million as of December 31, 2018) that mainly correspond to exports in accounts receivable.

Regarding the foreign subsidiaries operations, the net exposure assets in USD and other currencies amounted to CLP 28,168 million as of December 31, 2019 (CLP 7,872 million as of December 31, 2018).

To protect the value of the foreign currency assets and liabilities net position of our Chilean operations, we enter into derivative agreements (currency forwards) to hedge against any variation in the Chilean peso as compared to other currencies.

As of December 31, 2019, net exposure in foreign currencies of our Chilean operations, after the use of derivative instruments, amounts to CLP 8,440 million (CLP 1,364 million as of December 31, 2018).

In 2019, of our total sales, 7% (7% in 2018 and 7% in 2017) corresponded to export sales made in foreign currencies, mainly USD, euros and pounds sterling, and of the direct costs, 64% (61% in 2018 and 62% in 2017) correspond to raw material and product purchases in foreign currencies, or indexed to such currencies. We do not actively hedge the variations in the expected cash flows from such transactions.

On the other hand, we are exposed to exchange rate movements related to the conversion from Argentine pesos, Uruguayan pesos, Paraguayan Guaraní, Bolivian peso and Colombian pesos to CLP in the income, assets and liabilities of our subsidiaries in Argentina, Bolivia, Uruguay and Paraguay, associated in Peru and joint venture in Colombia. We do not actively hedge the risks related to this conversion at our subsidiaries, the effects of which are recorded in Equity.

As of December 31, 2019, the net investment in foreign subsidiaries, affiliates and joint ventures amounted to CLP 272,585 million, CLP 1,149 million and CLP 124,518 million, respectively (CLP 247,680 million, CLP 958 million and CLP 121,448 million as of December 31, 2018).

B.   Quantitative Information About Market Risk

Interest Rate Sensitivity

Most of our debt is at a fixed interest rate, so it is not mainly exposed to fluctuations in interest rates. As of December 31, 2019, our interest-bearing debt amounted to CLP 315,819 million (see Note 21 to our consolidated financial statements included herein), 96% of which was fixed debt and 4% of which was variable-rate debt (without taking into account the cross currency interest rate swaps and cross interest rate swaps effects).

The following table summarizes debt obligations with interest rates by maturity date, the related weighted-average interest rates and fair values:

Interest - Bearing Debts as of December 31, 2019
(millions of CLP, except percentages)
Contractual Flows Maturities
		2020	2021	2022	2023	2024	Thereafter	Total	Fair Value
Interest bearing liabilities
Fixed rate
CLP(UF)(1)	Bonds and Banks	13,493	11,801	11,584	10,773	10,557	188,012	246,219	220,472
	Average interest rate	3.5%	3.7%	3.7%	3.8%	3.8%	3.2%

CLP		18,883	10,122	59,929	1,904	1,846	1,754	94,440	89,696
	Average interest rate	2.8%	4.0%	4.6%	3.8%	3.8%	3.8%

USD		13,449	9,715	11,269	315	315	1,840	36,903	36,900
	Average interest rate	3.3%	3.1%	3.1%	6.0%	6.0%	6.0%

EUR		107	101	101	30	30	-	369	369
	Average interest rate	1.5%	1.5%	1.5%	1.5%	1.5%

ARS		2,579	116	-	-	-	-	2,695	2,695
	Average interest rate	53.3%	62.0%

BOB		42	1,696	1,696	3,392	3,392	922	11,141	11,141
	Average interest rate	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%

UIU		719	240	-	-	-	-	958	958
	Average interest rate	4.9%	4.9%
Variable rate
USD		7,720	-	-	-	-	-	7,720	7,664
	Average interest rate	3.1%
Argentine pesos		4,385	-	-	-	-	-	4,385	4,385
	Average interest rate	55.0%

Non interest bearing liabilities
Derivate Contract
Cross Interest Rate Swap:
Receive		-	-	-	-	-	-	-	-
Pay		-	-	-	-	-	-	-	-
Forwards		240	-	-	-	-	-	240	240
(1) UF as of Dec 31, 2019.

Commodity Price Sensitivity

The major commodity price sensitivity faced by us relate to fluctuations in malt prices.

The following table summarizes information about our malt, sugar and bulk wine inventories and futures contracts that are sensitive to changes in commodity prices, mainly malt prices. For inventories, the table presents the carrying amount and fair value of the inventories and contracts as of December 31, 2019. For these contracts the table presents the notional amount in tons, the weighted average contract price, and the total dollar contract amount by expected maturity date.

	Commodity Price Sensitivity as of December 31, 2019

	Carrying Amount						Fair Value
On Balance Sheet Position
Malt inventory (millions of CLP)	7,981						7,981
Bulk wine inventory - raw material (millions of CLP)	39,759						43,933

		Expected Maturity					Fair Value
	2020	2021	2022	2023	2024	Thereafter
Purchase Contracts
Malt:
Fixed Purchase Volume (tons)	157,368	150,250	152,000	156,000	158,250	26,500
Weighted Average Price (USD per ton)(*)	510	510	510	510	510	510
Contract Amount (thousands of USD)	80,275	76,644	77,537	79,577	80,725	13,518	408,276
Sugar:
Fixed Purchase Volume (tons)	55,647	52,839	-	-	-	-
Weighted Average Price (USD per ton)(*)	467	467	-	-	-	-
Contract Amount (thousands of USD)	25,987	24,676	-	-	-	-	50,663
Grapes:
Fixed Purchase Volume (tons)	58,231	29,867	20,678	12,795	400	-
Weighted Average Price (CLP per kg.)(*)	205	186	185	165	633	-
Contract Amount (millions of CLP)	11,910	5,542	3,822	2,111	253	-	23,638
Wine:
Fixed Purchase Volume (Mlts)	14,443	-	-	-	-	-
Weighted Average Price (CLP per liter)(*)	231	-	-	-	-	-
Contract Amount (millions of CLP)	3,332	-	-	-	-	-	3,332

(*) Weighted average price estimation is calculated based on expected market prices. Prices to be paid by us are adjusted based on current market conditions.

As of December 31, 2019 we had malt purchase contracts for USD 39.0 million in Chile, compared with USD 35.0 million as of December 31, 2018

Exchange Rate Sensitivity

The major exchange rate risk faced by us is the variation of the Chilean peso against the USD.

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

The following table summarizes our debt obligations, cash and cash equivalents, accounts receivable, accounts payable and derivative contracts in foreign currencies as of December 31, 2019 in millions of CLP, according to their maturity date, weighted-average interest rates and fair values:

Exchange Rate Sensitivity as of December 31, 2019
(millions of CLP, except percentages and exchange rate)

2019	2020	2021	2022	2023	Thereafter	Total	Fair Value
Debt Obligations
Variable rate (USD)
Short and medium term	7,720	-	-	-	-	-	7,720	7,664
Average int.rate Libor +	3.1%
Fixed rate (USD)
Short term	13,449	9,715	11,269	315	315	1,840	36,903	36,900
Interest rate	3.3%	3.1%	3.1%	6.0%	6.0%	6.0%
Fixed rate (USD)
Short term	107	101	101	30	30	-	369	369
Interest rate	1.5%	1.5%	1.5%	1.5%	1.5%
Cash and Cash
Equivalents (1)
USD	25,498	25,498	25,498
Others	3,724	3,724	3,724
TOTAL	29,222	29,222	29,222

Accounts Receivable (1)
USD	35,796	35,796	35,796
EUR	9,710	9,710	9,710
Others	1,762	1,762	1,762
TOTAL	47,268	47,268	47,268

(1) Figures as of December 31, 2019.

Notional	2020	2021	2022	2023	2024	Thereafter	Total	Fair Value
amount
Derivate Contracts
(in millions of CLP)
Receive USD	3,230	8,798	-	-	-	-	12,029	11,810
Pay USD	161	-	-	-	-	-	161	161
Receive EUR	412	-	-	-	-	-	412	412
Pay EUR	161	8,436	-	-	-	-	8,597	8,644
Receive Others	11	-	-	-	-	-	11	11
Pay Others	-	-	-	-	-	-	-	-

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

Service	Fee
Issuance of ADSs	USD 5 for each 100 ADSs issued
Cancellation or withdrawal of ADSs	USD 5 per each 100 ADSs canceled or surrendered
Cash distributions	USD 0.05 or less per ADS
Transfer of ADRs	USD 1.50 per ADR or ADRs
Distribution or sale of securities pursuant to the Deposit Agreement	Fee shall be in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities.

The Depositary may sell (by public or private sale) sufficient securities and property received in respect of share distributions, rights and other distributions contemplated by Article IV of the Deposit Agreement prior to such deposit to pay such charge.

During each year, the depositary will collect fees of USD 0.05 or less per ADS per calendar year for administering the ADSs, which fee shall be payable at the sole discretion of the Depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions.

ADS holders will also be responsible to pay certain fees and expenses incurred by the depositary bank and/or any of its agents (including, without limitation, the custodian, and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment), in connection with the servicing of the shares or other deposited securities, the sale of securities, the delivery of deposited securities or otherwise in connection with the Depositary's or its custodian's compliance with applicable law, rule or regulation (which shall be payable at the sole discretion of the Depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions), and certain taxes and governmental charges such as stock transfer or other taxes and other governmental charges; cable, telex and facsimile transmission and delivery charges incurred upon the transfer of securities; transfer or registration fees for the registration of transfers charged by the registrar and transfer agent; and expenses incurred for converting foreign currency into USD.

12.D.4. Depositary Payments

In 2019 CCU S.A. received from JPMorgan USD 878,126.55 as depositary payments and reimbursements pursuant to the corresponding tax retention, in connection with our ADR program.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15: Controls and Procedures

(a) Controls and Procedures. The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2019. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2019.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting. Our management, including our CEO and CFO, are responsible for establishing and maintaining adequate internal controls over financial reporting and has assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2019 our internal control over financial reporting is effective.

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

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by PricewaterhouseCoopers Consultores, Auditores SpA, an independent registered public accounting firm, as stated in their report which appears herein.

(c) Attestation Report of the Registered Public Accounting Firm. See our audited consolidated financial statements included herein.

(d) Changes in Internal Control over Financial Reporting. There has been no change in our internal control over financial reporting during 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

At the board of directors’ meeting held on April 17, 2019, following the election of a new board at the shareholders´ meeting held the same day, the board of directors appointed directors Messrs. Vittorio Corbo and Carlos Molina to our audit committee, both of whom meet the independence criteria under the Exchange Act and under the NYSE Rules. The board of directors also resolved that directors Messrs. José Miguel Barros and Francisco Pérez shall participate in the audit committee’s meetings as observers.

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

In December 2013, we adopted a Code of Conduct of the board of directors that applies to all of the members of our board of directors, which was updated in July and December 2015. This Code of Conduct is available on our website at www.ccu.cl or www.ccuinvestor.com. The Code of Conduct sets forth certain basic principles intended to guide the actions of our directors, as well as certain procedures, policies and corporate governance best practices. The Code of Conduct covers matters of confidentiality, access to independent experts, and orientation of newly elected directors and review of information regarding candidates for election to the board of directors. The Code of Conduct also establishes rules and procedures regarding conflicts of interest. The information on our website is not incorporated by reference into this document.

ITEM 16C: Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers Consultores, Auditores SpA, during the fiscal years ended December 31, 2017, 2018 and 2019:

	2017	2018	2019
	(millions of CLP)
Audit Fees	737	689	864
Audit-Related Fees	1	0	0
Tax Fees	8	7	6
All Other Fees	12	16	16
Total Fees	758	712	886

“Audit fees” in the above table are the aggregate fees billed by our independent auditors in connection with the review and audit of our semi-annual and annual consolidated financial statements, as well as the review of other filings. “Audit Related Fees” are fees billed by our independent auditors for the issuance of full IFRS reports related to foreign entities. “Tax fees” are fees billed by our independent auditors associated with the issuance of certificates for tax and legal compliance purposes. “All Other Fees” are fees billed by our independent auditors associated with expenses related to certifications of royalty payments and certification on payment terms to small suppliers, among others.

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

Under the Chilean Corporations Act an open stock corporation must have at least one independent director (out of a minimum of seven directors) when its market capitalization reaches or exceeds UF 1.5 million (as of March 31, 2020 approximately CLP 42,896 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares. In addition, the Chilean Corporations Act enumerates a number of relationships that preclude independence. Chilean law also establishes a number of principles of general applicability designed to avoid conflicts of interests and to establish standards for related party transactions. Specifically, directors elected by a group or class of shareholders have the same duties to the company and to the other shareholders as the rest of the directors, and all transactions with the company in which a director has an interest must be in the interest of and for the benefit of the company, relative in price, terms and conditions to those prevailing in the market at the time of its approval and comply with the requirements and procedures set forth in Chapter XVI of the Chilean Corporations Act. See “Item 7: Major Shareholders and Related Party Transactions”.

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

Under Chilean law, the only board committee that is required is the directors committee (comité de directores), composed of three members, such committee having a direct responsibility to (a) review the company’s financial statements and the independent auditors’ report and issue an opinion on such financial statements and report prior to their submission for shareholders’ approval, (b) propose to the board of directors the independent accountants and the risk rating agencies, which the board must then propose to the shareholders, (c) review related party transactions, and issue a report on such transactions, (d) review the managers, principal executive officers’ and employees’ compensation policies and plans; (e) to prepare an annual report of the performance of its duties, including the principal recommendations to shareholders; (f) advise the board of directors as to the suitability of retaining non-audit services from its external auditors, if the nature of such services could impair their independence; and (g) perform other duties as defined by the company’s bylaws, by a shareholders’ meeting or by the board. Requirements to be deemed an independent director are set forth in “Item 6: Directors, Senior Management and Employees – C. Board Practices – Directors Committee”.

Pursuant to NYSE Rule 303A.06, we must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005. At the board of directors´ meeting held on April 17, 2019, following the election of a new board at the shareholders´ meeting held the same date, the board of directors appointed directors Messrs. Vittorio Corbo and Carlos Molina to our audit committee. Mr. Corbo and Mr. Molina meet the independence criteria under the Exchange Act and under the NYSE Rules. The board of directors also resolved that directors Messrs. José Miguel Barros and Francisco Pérez shall participate in the audit committee’s meetings as observers.

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

Manual of Information of Interest to the Market. In 2008, the SVS (currently “Comisión para el Mercado Financiero”, or “CMF”) promulgated new rules which require publicly traded companies to adopt a manual regarding disclosure of information of interest to the market, board members and executives shares transactions and blackout periods for such transactions. This manual applies to our directors, the directors of our subsidiaries, our executive officers, some of our employees which may be in possession of confidential, reserved or privileged information of interest, and to our advisors. The manual took effect on June 1, 2008. A copy of the manual regarding disclosure of information of interest to the market, as amended on March 18, 2010 and March 4, 2020, is available in our website at www.ccu.cl or www.ccuinvestor.com. The information on our website is not incorporated by reference into this document.

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

2(d)      Description Of Securities Other Than Equity Securities.

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

Date: April 27th, 2020

COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(Figures expressed in thousands of Chilean pesos)

As of and for the year ending December 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of Compañía Cervecerías Unidas S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Compañía Cervecerías Unidas S.A. and its subsidiaries (the "Company") as of December 31, 2019 and 2018 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control over Financial Reporting

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Compañía Cervecerías Unidas S.A.
3

Intangible Assets with Indefinite Useful Life (Trademarks) and Goodwill Impairment Assessments

As described in Notes 2.15, 2.16, 17 and 18 to the consolidated financial statements, the Company's consolidated intangible assets with indefinite useful life (trademarks) and goodwill balances, at December 31, 2019, were ThCh$ 106,347,234 and ThCh$ 124,955,438, respectively. Management conducts an impairment test annually, or more frequently if events or changes in circumstances indicate potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount. The recoverable amount of the cash generating unit is the higher of value in use and fair value less costs to sell. The value in use is determined by management using a discounted cash flow model. Management's cash flow projections included significant judgments and assumptions relating to perpetual growth rates and discount rates.

The principal considerations for our determination that performing procedures relating to intangible assets with indefinite useful life (trademarks) and goodwill impairment assessments is a critical audit matter are there was significant judgment by management when developing the value-in-use calculation of the cash generating units. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management's cash flow projections and significant assumptions, including perpetual growth rates and discount rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's intangible assets with indefinite useful life (trademarks) and goodwill impairment assessments, including controls over the valuation of the Company's cash generating units. These procedures also included, among others, testing management's process for developing the estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, including the perpetual growth rates and discount rates. Evaluating management's assumptions related to perpetual growth rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the cash generating units, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company's discounted cash flow model and significant assumptions including the discount rates.

The digital certificate is embedded in the electronic version of this document.

Santiago – Chile
February 26, 2020

We have served as the Company's auditor since at least 1992, which is when the Company became subject to SEC reporting requirements. We have not been able to determine the specific year we began serving as auditor of the Company.

INDEX

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (ASSETS)		6
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (LIABILITIES AND EQUITY)		7
CONSOLIDATED STATEMENT OF INCOME		8
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME		9
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY		10
CONSOLIDATED STATEMENT OF CASH FLOW		11
Note 1 General Information		12
Note 2 Summary of significant accounting policies		25
2.1	Basis of preparation	25
2.2	Basis of consolidation	25
2.3	Financial information as per operating segments	26
2.4	Foreign currency and sdjustment units	27
2.5	Cash and cash equivalents	28
2.6	Other financial assets	29
2.7	Financial instruments	29
2.8	Financial asset impairment	31
2.9	Inventories	31
2.10	Current biological assets	32
2.11	Other non-financial assets	32
2.12	Property, plant and equipment	32
2.13	Leases	33
2.14	Investment properties assets	33
2.15	Intangible assets other than goodwill	33
2.16	Goodwill	34
2.17	Impairment of non-financial assets other than goodwill	34
2 .18	Non-current assets of disposal groups classified as held for sale	35
2.19	Income taxes	35
2.20	Employees benefits	35
2.21	Provisions	36
2.22	Revenue recognition	36
2.23	Commercial agreements with distributors and supermarket chains	36
2.24	Cost of sales of products	37
2.25	Other incomes by function	37
2.26	Other expenses by function	37
2.27	Distribution expenses	37
2.28	Administrative expenses	37
2.29	Environment liabilities	37
Note 3 Estimates and application of professional judgment		37
Note 4 Accounting changes		38
Note 5 Risk Administration		39
Note 6 Financial Information as per operating segments		46
Note 7 Financial Instruments		54
Note 8 Cash and cash equivalents		60
Note 9 Other non-financial assets		67
Note 10 Trade and other receivables		68
Note 11 Accounts and transactions with related parties		71

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Figures expressed in thousands of Chilean pesos)

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS	Notes	As of December 31, 2019	As of December 31, 2018
		ThCh$	ThCh$
Current assets
Cash and cash equivalents	8	196,369,224	319,014,050
Other financial assets	7	9,815,358	22,745,469
Other non-financial assets	9	22,395,591	18,861,414
Trade and other current receivables	10	300,013,940	320,702,339
Accounts receivable from related parties	11	3,278,685	3,048,841
Inventories	12	232,434,461	228,062,237
Biological assets	13	9,459,071	8,489,873
Current tax assets	24	15,132,290	17,302,429
Total current assets other than non-current assets of disposal groups classified as held for sale		788,898,620	938,226,652
Non-current assets of disposal groups classified as held for sale	14	383,138	2,780,607
Total Non-current assets of disposal groups classified as held for sale		383,138	2,780,607
Total current assets		789,281,758	941,007,259

Non-current assets
Other financial assets	7	4,670,538	3,325,079
Other non-financial assets	9	7,042,297	5,007,150
Trade and other non-current receivables	10	3,224,627	3,363,123
Accounts receivable from related parties	11	118,122	190,865
Investments accounted for using equity method	16	136,098,062	142,017,781
Intangible assets other than goodwill	17	125,618,666	118,964,142
Goodwill	18	124,955,438	123,044,901
Property, plant and equipment (net)	19	1,097,534,155	1,021,266,631
Investment property	20	8,313,274	8,715,956
Deferred tax assets	24	54,528,648	37,691,088
Current tax assets non-current	24	2,305,129	1,270,941
Total non-current assets		1,564,408,956	1,464,857,657
Total Assets		2,353,690,714	2,405,864,916

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Figures expressed in thousands of Chilean pesos)

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY	Notes	As of December 31, 2019	As of December 31, 2018
LIABILITIES		ThCh$	ThCh$
Current liabilities
Other financial liabilities	21	68,385,728	62,766,946
Trade and other current payables	22	306,655,558	303,380,168
Accounts payable to related parties	11	8,979,434	6,936,910
Other current provisions	23	3,040,930	405,069
Current tax liabilities	24	20,504,374	75,885,449
Provisions for employee benefits	25	27,356,205	31,794,163
Other non-financial liabilities	26	48,359,767	164,555,540
Total current liabilities		483,281,996	645,724,245
Non-current liabilities
Other financial liabilities	21	261,769,288	228,185,297
Trade and other non-current payables	22	26,550	12,413
Other non-current provisions	23	531,961	7,425,759
Deferred tax liabilities	24	131,582,558	108,500,171
Provisions for employee benefits	25	33,571,138	26,901,088
Total non-current liabilities		427,481,495	371,024,728
Total liabilities		910,763,491	1,016,748,973

EQUITY
Equity attributable to equity holders of the parent	27
Paid-in capital		562,693,346	562,693,346
Other reserves		(137,502,529)	(151,048,226)
Retained earnings		902,863,353	868,481,588
Total equity attributable to equity holders of the parent		1,328,054,170	1,280,126,708
Non-controlling interests	28	114,873,053	108,989,235
Total Shareholders' Equity		1,442,927,223	1,389,115,943
Total Liabilities and Shareholders' Equity		2,353,690,714	2,405,864,916

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF INCOME

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2019	2018	2017
		ThCh$	ThCh$	ThCh$
Net sales	6	1,822,540,697	1,783,282,337	1,698,360,794
Cost of sales	29	(908,318,190)	(860,011,392)	(798,738,655)
Gross margin		914,222,507	923,270,945	899,622,139
Other income by function	30	22,584,710	228,455,054	6,717,902
Distribution costs	29	(327,543,973)	(314,391,183)	(290,227,129)
Administrative expenses	29	(136,975,243)	(152,376,458)	(142,514,649)
Other expenses by function	29	(241,479,749)	(216,236,609)	(238,704,061)
Other gains (losses)	31	3,156,799	4,029,627	(7,716,791)
Income from operational activities		233,965,051	472,751,376	227,177,411
Finance income	32	13,117,641	15,794,456	5,050,952
Finance costs	32	(27,720,203)	(23,560,662)	(24,166,313)
Share of net loss of joint ventures and associates accounted for using the equity method	16	(16,431,759)	(10,815,520)	(8,914,097)
Foreign currency exchange differences	32	(9,054,155)	3,299,657	(2,563,019)
Result as per adjustment units	32	(8,255,001)	742,041	(110,539)
Income before taxes		185,621,574	458,211,348	196,474,395
Income tax expense	24	(39,975,914)	(136,126,817)	(48,365,976)
Net income of year		145,645,660	322,084,531	148,108,419

Net income attributable to:
Equity holders of the parent		130,141,692	306,890,792	129,607,353
Non-controlling interests	28	15,503,968	15,193,739	18,501,066
Net income of year		145,645,660	322,084,531	148,108,419
Basic earnings per share (Chilean pesos) from:
Continuing operations		352.21	830.55	350.76
Diluted earnings per share (Chilean pesos) from:
Continuing operations		352.21	830.55	350.76

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the years ended December 31,
		2019	2018	2017
		ThCh$	ThCh$	ThCh$
Net income of year		145,645,660	322,084,531	148,108,419
Other comprehensive income
Components of other comprehensive income that will not be reclassified to income for the year, before taxes
Gains (losses) from defined benefit plans	27	(4,127,305)	(1,263,781)	19,669
Other comprehensive income that will not be reclassified to income for the year, before taxes		(4,127,305)	(1,263,781)	19,669
Components of other comprehensive income that will be reclassified to income for the year, before taxes
Gains (losses) on exchange differences on translation	27	17,077,670	37,990,079	(34,786,480)
Gains (losses) on cash flow hedges	27	345,986	63,008	(5,661)
Other comprehensive income that will be reclassified to income for the year, before taxes		17,423,656	38,053,087	(34,792,141)
Other comprehensive income, before tax		13,296,351	36,789,306	(34,772,472)
Income taxes related to components of other comprehensive income that will not be reclassified to income for the year
Income tax relating to defined benefit plans	27	1,107,699	339,533	(47,228)
Income taxes related to components of other comprehensive income that will not be reclassified to income for the year		1,107,699	339,533	(47,228)
Income taxes related to components of other comprehensive income that will be reclassified to income for the year
Income tax relating to cash flow hedges	27	(93,416)	(16,196)	728
Income taxes related to components of other comprehensive income that will be reclassified to income for the year		(93,416)	(16,196)	728
Total other comprehensive income and expense		14,310,634	37,112,643	(34,818,972)
Comprehensive income (expense)		159,956,294	359,197,174	113,289,447
Comprehensive income (expense) attributable to:
Equity holders of the parent		143,626,508	341,548,106	96,580,893
Non-controlling interests		16,329,786	17,649,068	16,708,554
Total Comprehensive income (expense)		159,956,294	359,197,174	113,289,447

.

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Changes in Equity (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

STATEMENT OF CHANGES IN EQUITY	Paid in capital			Other reserves		Total other reservations	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Reserve of exchange differences on translation	Reserves of cash flow hedges	Reserve of actuarial gains and losses on defined benefit plans	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2017	562,693,346	(120,558,932)	39,081	(3,925,717)	(18,527,810)	(142,973,378)	657,578,187	1,077,298,155	123,357,563	1,200,655,718
Initial balance restated	562,693,346	(120,558,932)	39,081	(3,925,717)	(18,527,810)	(142,973,378)	657,578,187	1,077,298,155	123,357,563	1,200,655,718
Changes
Final dividends (1)	-	-	-	-	-	-	(5,922,874)	(5,922,874)	-	(5,922,874)
Interim dividends (2)	-	-	-	-	-	-	(25,865,201)	(25,865,201)	-	(25,865,201)
Interim dividends according to policy (3)	-	-	-	-	-	-	(38,938,475)	(38,938,475)	-	(38,938,475)
Other increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(8,805,260)	(8,805,260)
Total comprehensive income (expense) (5)	-	(32,982,829)	(10,837)	(32,794)	-	(33,026,460)	129,607,353	96,580,893	16,708,554	113,289,447
Increase (decrease) through changes in ownership interests in subsidiaries (6)	-	-	-	-	(2,075,441)	(2,075,441)	-	(2,075,441)	(5,509,306)	(7,584,747)
Total changes in equity	-	(32,982,829)	(10,837)	(32,794)	(2,075,441)	(35,101,901)	58,880,803	23,778,902	2,393,988	26,172,890
AS OF DECEMBER 31, 2017	562,693,346	(153,541,761)	28,244	(3,958,511)	(20,603,251)	(178,075,279)	716,458,990	1,101,077,057	125,751,551	1,226,828,608
Balanced as of January 1, 2018	562,693,346	(153,541,761)	28,244	(3,958,511)	(20,603,251)	(178,075,279)	716,458,990	1,101,077,057	125,751,551	1,226,828,608
Increase (decrease) due to changes in accounting policies (7)	-	-	-	-	-	-	(126,722)	(126,722)	(9,054)	(135,776)
Initial balance restated	562,693,346	(153,541,761)	28,244	(3,958,511)	(20,603,251)	(178,075,279)	716,332,268	1,100,950,335	125,742,497	1,226,692,832
Changes
Final dividends (1)	-	-	-	-	-	-	(1,296,076)	(1,296,076)	-	(1,296,076)
Interim dividends (2)	-	-	-	-	-	-	(51,730,402)	(51,730,402)	-	(51,730,402)
Interim dividends according to policy (3)	-	-	-	-	-	-	(101,714,994)	(101,714,994)	-	(101,714,994)
Other increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(7,374,653)	(7,374,653)
Effects business combination (8)	-	-	-	-	-	-	-	-	6,755,102	6,755,102
Total comprehensive income (expense) (5)	-	35,487,433	51,944	(882,063)	-	34,657,314	306,890,792	341,548,106	17,649,068	359,197,174
Increase (decrease) through changes in ownership interests in subsidiaries (9)	-	-	-	-	(7,630,261)	(7,630,261)	-	(7,630,261)	(33,782,779)	(41,413,040)
Total changes in equity	-	35,487,433	51,944	(882,063)	(7,630,261)	27,027,053	152,149,320	179,176,373	(16,753,262)	162,423,111
AS OF DECEMBER 31, 2018	562,693,346	(118,054,328)	80,188	(4,840,574)	(28,233,512)	(151,048,226)	868,481,588	1,280,126,708	108,989,235	1,389,115,943
Balanced as of January 1, 2019	562,693,346	(118,054,328)	80,188	(4,840,574)	(28,233,512)	(151,048,226)	868,481,588	1,280,126,708	108,989,235	1,389,115,943
Changes
Final dividends (1)	-	-	-	-	-	-	(30,689,081)	(30,689,081)	-	(30,689,081)
Interim dividends (10)	-	-	-	-	-	-	(27,712,715)	(27,712,715)	-	(27,712,715)
Interim dividends according to policy (3)	-	-	-	-	-	-	(37,358,131)	(37,358,131)	-	(37,358,131)
Other increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(11,918,592)	(11,918,592)
Effects business combination (8)	-	-	-	-	60,881	60,881	-	60,881	639,893	700,774
Total comprehensive income (expense) (5)	-	16,122,893	249,503	(2,887,580)	-	13,484,816	130,141,692	143,626,508	16,329,786	159,956,294
Increase (decrease) through changes in ownership interests in subsidiaries (11)	-	-	-	-	-	-	-	-	832,731	832,731
Total changes in equity	-	16,122,893	249,503	(2,887,580)	60,881	13,545,697	34,381,765	47,927,462	5,883,818	53,811,280
AS OF DECEMBER 31, 2019	562,693,346	(101,931,435)	329,691	(7,728,154)	(28,172,631)	(137,502,529)	902,863,353	1,328,054,170	114,873,053	1,442,927,223
(1)	Corresponds to the differences between the final dividend and CCU’s policy of distributing a minimum dividend of at least 50% of income (Note 27 - Common Shareholders’ Equity).
(2)	Related to dividends declared as of December 31 of each year and paid during January of the following year, as agreed by the Board of Directors.
(3)

Corresponds to the differences between CCU’s policy to distribute a minimum dividend of at least 50% of the income (Note 27- Common Shareholders’ Equity) and the interim dividends declared or payed as of December 31 of each year.

(4)	Mainly related to dividends to Non-controlling interest.
(5)	See Note 27 - Common Shareholders’ Equity.
(6)

During 2017, the Company through its subsidiary CCU Inversiones S.A. acquired shares in VSPT by an amount of ThCh$ 7,800,000 with a carrying amount of ThCh$ 5,724,003, which generated, at CCU’s consolidated level, a decrease in Other reserves by an amount of ThCh$ 2,075,441.

(7)	Corresponds to the effect by the adoption of IFRS 9 and IFRS15.
(8)	See Note 15 – Business combinations.
(9)

Mainly related to the acquisition of an additional interest of VSPT, through the subsidiary CCU Inversiones S.A. for an amount of ThCh$ 49,222,781 with a carrying amount of ThCh$ 36,165,735, which generated, at CCU's consolidated level, a decrease in Other reserves of ThCh$ 13,054,114 on January 29, 2018. Additionally, on December 17, 2018 the joint venture Foods Compañía de Alimentos CCU S.A. (“Foods”) and subsidiary CCU Inversiones S.A. sold the  property over Alimentos Nutrabien S.A.generating an effect in Other reserves of ThCh $ 5,426,209 (Note 27 - Common Shareholders’ Equity).

(10)	Corresponds to Interim dividends that were paid on December 26, 2019, as agreed by the Ordinary Board of Directors.
(11)	See Note 1 – General information, letter D, number (4).

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Cash Flow (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CASH FLOW

CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the years ended as of December 31,
		2019	2018	2017
		ThCh$	ThCh$	ThCh$
Cash flows from operating activities
Classes of cash receipts from operating activities:
Proceeds from goods sold and services rendered		2,398,342,913	2,063,846,199	2,027,615,713
Other proceeds from operating activities	30	34,857,922	211,980,184	27,287,853
Classes of cash payments from operating activities:
Payments of operating activities		(1,548,279,410)	(1,308,662,407)	(1,263,418,419)
Payments of salaries		(240,710,775)	(202,182,968)	(202,321,289)
Other payments for operating activities		(302,964,849)	(282,794,912)	(262,820,379)
Cash flow from (used in) operations		341,245,801	482,186,096	326,343,479
Dividends received		428,681	374,208	264,079
Interest paid		(24,943,412)	(17,691,156)	(18,564,514)
Interest received		13,053,176	13,627,809	4,870,651
Income tax paid		(93,733,867)	(35,068,401)	(40,656,061)
Other cash movements	31	6,269,666	(14,115,425)	(10,096,203)
Net cash inflow from operating activities		242,320,045	429,313,131	262,161,431

Cash flows from investing activities
Cash flows used to obtain control of subsidiaries or other businesses	8	(8,652,268)	(5,819,495)	-
Cash flows used to purchase non-controlling interests	8	-	-	(1,149,689)
Proceeds from the sale of interests in joint ventures	10	1,240,461	-	1,058,984
Other payments to acquire interests in joint ventures	8	(13,549,638)	(59,505,559)	(49,312,890)
Proceeds from sales of property, plan and equipment		6,049,705	1,064,516	1,554,696
Purchase of property, plant and equipment		(134,668,653)	(128,366,525)	(123,526,778)
Purchases of intangibles assets		(5,819,196)	(3,073,897)	(2,238,702)
Proceeds from other long term assets classified as investing activities	16	11,200,000	-	-
Other cash movements		13,863	(3,301,141)	-
Net cash (outflow) from investing activities		(144,185,726)	(199,002,101)	(173,614,379)

Cash flows from financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	8	-	(49,222,782)	(7,800,000)
Proceeds from long-term loans and bonds		25,641,701	91,326,177	41,300,000
Proceeds from short-term loans and bonds		25,347,785	92,681,410	16,477,169
Total proceeds from loans		50,989,486	184,007,587	57,777,169
Loan and bonds payments		(27,049,506)	(112,665,293)	(25,754,218)
Payments of lease liabilities		(6,416,902)	(1,077,462)	(1,414,228)
Payments of loan from related parties		-	-	(717,900)
Dividends paid		(218,035,429)	(74,825,181)	(75,128,211)
Other cash movements		1,092,190	819,269	36,190
Net cash (outflow) from financing activities		(199,420,161)	(52,963,862)	(53,001,198)

Net (decrease) increase in cash and cash equivalents		(101,285,842)	177,347,168	35,545,854
Effects of exchange rate changes on cash and cash equivalents		(21,358,984)	(28,377,720)	465,565
Increase (decrease) in cash and cash equivalents		(122,644,826)	148,969,448	36,011,419

Cash and cash equivalents at beginning of the year		319,014,050	170,044,602	134,033,183
Cash and cash equivalents at end of the year	8	196,369,224	319,014,050	170,044,602

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 1 General Information

A)  Company information

Compañía Cervecerías Unidas S.A. (hereinafter also “CCU”, “the Company” or “the Parent Company”) was incorporated in Chile as an open stock company, and is registered in the Securities Registry of the Comisión para el Mercado Financiero (CMF) (ex Superintendencia de Valores y Seguros or Local Superintendence of Equity Securities, (SVS)) under Nº 0007, and consequently, the Company is overseen by the CMF. The Company’s shares are traded in Chile on the Santiago Stock Exchange and Electronic Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and its American Depositary Shares (ADS)’s are traded in the New York Stock Exchange (NYSE). There was an amendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs, whereby there was a change in the ADS ratio from 5 common shares for each ADS to 2 common shares for each ADS, effective as of December 20, 2012.

CCU is a diversified beverage company, with operations mainly in Chile, Argentina, Uruguay, Paraguay, Colombia and Bolivia. CCU is the largest Chilean brewery, the second largest brewery in Argentina, the second largest producer of soft drinks in Chile, the second-largest wine producer in Chile, the largest producer of bottled mineral water, nectar and sport drinks in Chile and one of the largest pisco producers in Chile. It also participates in the business of Home and Office Delivery (“HOD”), in a business involving home delivery of purified water in dispensers, and in the rum and candy industry in Chile. It participates in the industry of the ciders, spirits and wines in Argentina and also participates in the industry of mineral water and soft drinks and beer distribution in Uruguay, Paraguay, Colombia and Bolivia.

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

As of December 31, 2019 the Company had a total  8,961  employees detailed as follows:

	Number of employes
	Parent company	Consolidated
Senior Executives	10	14
Managers and Deputy Managers	89	439
Other workers	306	8,508
Total	405	8,961

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

The figures in the Consolidated Statement of Financial Position and their explanatory notes are presented compared to the previous year (2018) and the Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity, Consolidated Statement of Cash Flows and their explanatory notes are presented compared with 2018 and 2017.

These Consolidated Financial Statements are presented in thousands of Chilean pesos (ThCh$) and have been prepared from the accounting records of Compañía Cervecerías Unidas S.A. and its subsidiaries. All amounts have been rounded to thousand Chilean pesos, except when otherwise indicated.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The Company’s functional currency and presentation currency is the Chilean peso, except for some subsidiaries in Chile, Argentine, Uruguay, Paraguay and Bolivia that use the US Dollar, Argentine peso, Uruguayan Peso, Paraguayan guaraní and Bolivian, respectively. The functional currency of joint operations in Colombia and associates in Perú, are the Colombian peso and the Sol, respectively. However they use the Chilean peso as the presentation currency for consolidation purposes.

Subsidiaries whose functional currency is not the Chilean peso, have converted their financial statement from their functional currency to the Group’s presentation currency, which is the Chilean peso. The following exchange rates have been used: for the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity, net at the year-end exchange rate, and for the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income and the Consolidated Statement of Cash Flows at the transaction date exchange rate or at the average monthly exchange rate, as appropriate. For consolidation purposes, the assets and liabilities of subsidiaries whose functional currency is different from the Chilean peso, are translated into Chilean pesos using the exchange rates prevailing at the date of the Consolidated Financial Statements while the exchange differences caused by the conversion of assets and liabilities are recorded in the Conversion Reserves account under Other equity reserves. Income, costs and expenses are translated at the average monthly exchange rate for the respective periods. These exchange rates have not undergone significant fluctuations during the year, with the exception of subsidiaries in hyperinflationary economies.

B)  Brands and licensing

In Chile, its portfolio of brands in the beer category consists of its own CCU brands, international licensing brands and distribution of Craft brands. CCU’s own brands which correspond to national products, produced, marketed and distributed by Cervecería CCU, which include the following brands, among others, Cristal, Escudo, Royal Guard, Morenita, Dorada, Andes, Bavaria and Stones in its Lemon, Maracuyá and Guaraná and Red Citris varieties. The international licensing brands, of which some are produced and other are imported, marketed and distributed by Cervecería CCU, include, among others, Coors, Heineken and Sol brands. The Craft distribution brands, which are beer that is created and produced in their original breweries and are marketed and distributed in partnership with Cervecera CCU, Austral, Imperial, Kunstmann, Szot, Guayacán, D´olbek and Blue Moon.

In the Chile operating segment, in the non-alcoholic beverage’s category, CCU has the Bilz, Pap, Kem, Kem Xtreme, Nobis, Cachantun, Mas, Mas Woman and Porvenir brands. In the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has licensing agreements with Pepsi, 7up, Mirinda, Gatorade, Adrenaline Red, Lipton Ice Tea, Ocean Spray, Crush, Canada Dry Limón Soda, Canada Dry Ginger Ale, Canada Dry Agua Tónica, Nestlé Pure Life, Watt’s, Watt´s Selección and Frugo. In Chile, CCU is the exclusive distributor of the Red Bull energy drink and Perrier water. Through a joint venture it also has its own brands, Sprim and Fructus and a license for the Vivo and Caricia brands.

Additionally, in the Chile operating segment, in the pisco and cocktails categories, CCU owns the Mistral, Campanario, Horcón Quemado, Control C, Tres Erres, Espíritu de los Andes, La Serena, Iceberg, Ruta Cocktail, Sabor Andino Sour, Sol de Cuba, brands, together with the respective line extensions, as applicable. In the rum category, the Company owns the Sierra Morena (and their extensions) and Cabo Viejo brands. In the liquor category, the Company has the Fehrenberg and Barsol brands and is the exclusive distributor in Chile of Pernod Ricard in the traditional channel. Finally, in the cider category, the Company owns the Cygan brand.

On August 8th 2019 CCU announced that its subsidiary Compañía Pisquera de Chile S.A. (CPCh), acting through its subsidiary Inversiones Internacionales SpA. and International Spirits Investment USA LLC ended its asociation in Americas Distilling Investment LLC (ADI), owner of the Peruvian Company Bodega San Isidro S.R.L. (BSI).

CCU announced that its subsidiary CPCh, acting through out Inversiones Internacionales SpA. and International Spirits Investments USA LLC, have communicated to LDLM Investment LLC their decision to initiate the sell of its whole participation in Americas Distilling Investment LLC (“ADI”) which amount to 40%. ADI is the owner of the Peruvian Company Bodega San Isidro S.R.L. (“B.S.I”) and the Barsol brand.

CPCh, subject to the terms and conditions - which must still be agreed - would continue to distribute the Barsol brand in Chile. Finally, CPCh has voluntarily made the decision to cease the use of the "Cusqueño Sour" brand and replace it with other brands in its portfolio.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

In Argentina, CCU produces beer in its plants located in Salta, Santa Fé and Luján. Its main brands are Schneider, Imperial, Palermo, Bieckert, Santa Fé, Salta, Córdoba, Isenbeck, Diosa, Norte, Iguana and Báltica. At the same time it is the holder of exclusive license for the production and marketing of Miller, Heineken, Amstel, Sol, Warsteiner and Grolsch. CCU also imports Kunstmann and Blue Moon brands, and exports beer to different countries, mainly under the Schneider, Heineken and Imperial brands. Until April, 2018 in Argentina, CCU was the exclusive license for the production and marketing of Budweiser beer (see letter C). Additionally, until December 31, 2017 in Argentina, CCU was the exclusive distributor of the Red Bull energy drink. Besides, participates in the cider business, with control of Saenz Briones, marketing the leading market brands “Sidra Real”, “La Victoria” and “1888”. Also participates in the spirits business, which it market under the El Abuelo brand, in addition of importing other liquors from Chile, as well as also sells and distributes of Eugenio Bustos and La Celia. Since June 2019 has incorporated to its wine portfolio Colon and Graffina brands belonging to the bodega Finca La Celia (subsidiary in Argentina of the Chilean subsidiary Viña San Pedro de Tarapacá S.A. (VSPT)). (See Note 1 – General information letter D) number (9)).

In Uruguay, the Company participates in the mineral water and soft drinks business with the Nativa Mas and Nix brands, flavored waters with the Nativa brand, soft drinks with the Nix brand and nectars with Watt´s brand, in isotonic drink with the FullSport brand and energy drink with the Thor brand. In addition, it sells imported beer under the Heineken, Schneider, Imperial and Kuntsmann brands. Recently the wine category, with Misiones de Rengo, Eugenio Bustos and La Celia brands were launched.

In Paraguay, the Company participates in the non-alcoholic and alcoholic drink business. Its portfolio of non-alcoholic brands consists of Pulp, Watt's, Puro Sol, La Fuente and the FullSport isotonic drink. These brands include its own, licensed and imported brands. The Company in the beer business is owner of Sajonia brand and imports Heineken, Schneider, Paulaner, Sol and Kunstmann, brands.

In the Wine operating segment, through its subsidiary Viña San Pedro Tarapacá S.A. (VSPT), CCU produces wines and sparkling wines, which are sold in the domestic and overseas markets, exporting to more than 80 countries. The main brands of Viña San Pedro are Altaïr, Cabo de Hornos, Sideral, 1865, Castillo de Molina, Épica, 35 Sur, GatoNegro, Gato, Manquehuito and San Pedro Exportación. Viña Tarapacá’s brands include: Gran Reserva Etiqueta Azul, Gran Reserva Etiqueta Negra, Gran Reserva Etiqueta Blanca, Tarapacá Reserva and Tarapacá Varietal. Viña Santa Helena’s brands portfolio includes: Selección del Directorio, Siglo de Oro, Santa Helena Varietal, Alpaca, Gran Vino and Santa Helena. Furthermore VSPT has presence in different markets such as: Misiones de Rengo, Viña Mar, Casa Rivas, Leyda, Finca la Celia y Tamarí.

As of May 2019 the purchase of Bodega San Juan, located in province of San Juan to Pernod Ricard Argentina S.R.L. was completed, togheter with the vineyards of Pocito and Cañada Onda as well as Graffina, Colon and Santa Silvia brands.

Since November 2014, in Colombia, CCU participates in the beer business through its joint venture with Central Cervecera de Colombia S.A.S. (CCC). Its portfolio includes the imported Heineken brand. Also it has exclusive licensing contracts for importing, distributing and producing Heineken beer in Colombia. In October 2015 Coors and Coors Light brands were incorporated to CCC’s brand portfolio through licensing contract for the production and/or marketing of them, this licence was extended only until December 2019.  As of December 2015 Artesanos de Cerveza’s company was acquired togheter with its Brand “Tres Cordilleras”. As of April and July of 2016, the Tecate and Sol brands were incorporated, respectively, with a licensing contract to produce and/or market them. During April 2017 the Miller and Miller Genuine Draft (MGD) brands were incorporated with a licensing contract to produce and market them. As of February 2019, the local Andina brand was launched. As of July 2019, the local production of the Tecate brand began and the launch of Natu Malta (alcohol-free product based on malt) was made. Finally, since October 2019 Colombia started to import and market the Kunstmann brand.

In Bolivia, through its subsidiary Bebidas Bolivianas BBO S.A. (BBO), the Company participates in the non-alcoholic and alcoholic beverage business since May 2014. Its portfolio of non-alcoholic brands, both owned and licensed, includes the Mendocina, Free cola, Sinalco, Real and Natur-all brands. The alcoholic brands are Real, Capital and Cordillera. In addition BBO markets imported Heineken beer.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The described licenses are detailed as follows:

Main brands under license
Licenses	Validity Date

Aberlour, Absolut, Ballantine's, Beefeater, Blender´s Pride, Borzoi, Chivas Reagal, Cuvee MUMM, Dubonnet, Elyx, G.H. MUMM, Havana Club, Jameson, Kahlúa, Level, Long John, Longmorn, Malibu, Martell, Olmeca, Orloff, Passport, Pernod, Perrier Jouet, Ricard, Royale Salute, Sandeman, Scapa, Strathisla, The Glenlivet, Wyborowa, 100 Pipers, in Chile (1)

June 2027
Adrenaline, Adrenaline Rush (9)	February 2028
Amstel in Argentina (2)	July 2022
Austral in Chile (4)	July 2020
Blue Moon in Chile (5)	December 2021
Coors in Chile (6)	December 2025
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda) in Chile (7)	December 2023
Frugo in Chile	Indefinitely
Gatorade in Chile (8)	December 2043
Grolsch in Argentina	May 2028
Heineken in Bolivia (9)	December 2024
Heineken in Chile, Argentina and Uruguay (10)	10 years renewables
Heineken in Colombia (11)	March 2028
Heineken in Paraguay (1)	May 2023
Mas in Uruguay (16)	December 2028
Miller in Argentina (11)	December 2026
Miller and Miller Genuine Draft in Colombia (14)	December 2026
Nestlé Pure Life in Chile (7)	December 2022
Paulaner in Paraguay	April 2022
Pepsi, Seven Up and Mirinda in Chile	December 2043
Red Bull in Chile (12)	Indefinitely
Schneider in Paraguay	May 2023
Sol in Chile and Argentina (10)	10 years renewables
Sol in Colombia (3)	March 2028
Sol in Paraguay	January 2023
Té Lipton in Chile	March 2020
Tecate in Colombia (3)	March 2028
Warsteiner para Argentina (15)	May 2028
Watt´s in Uruguay	99 years
Watt's (nectars, fruit-based drinks and other) rigid packaging, except carton in Chile	Indefinitely
Watt's in Paraguay (13)	July 2026

(1)	Renewable for periods of 3 years.
(2)	After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(3)	The contract will remain in effect as long as the Heineken license agreement for Colombia remains in force.
(4)	Renewable for periods of two years, subject to the compliance of the contract conditions.
(5)	If Renewal criteria have been satisfied, renewable through December, 2025, thereafter shall automatically renew every year for a new term of 5 years (Rolling Contract).
(6)

After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 5 years, subject to the compliance of the contract conditions.

(7)	License renewable for one period of 5 years, subject to the compliance of the contract conditions.
(8)	License was renewed for a period equal to the duration of the Shareholders Agreement of Bebidas CCU-PepsiCo SpA.
(9)	License for 10 years, automatically renewable for periods of 5 years, unless notice of non-renewal.
(10)	License for 10 years, automatically renewable on the same terms (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(11)	After the initial termination date, License is automatically renewable each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given.
(12)	Indefinite contract, notice of termination 6 months in advance.
(13)

Sub-license is renewed automatically and successively for two periods of 5 years each, subject to the terms and conditions stipulated in the International Sub-license agreement of December 28, 2018 between Promarca Internacional Paraguay S.R.L. and Bebidas del Paraguay S.A.

(14)	License renewable for one period of 5 years, subject to the compliance of the contract conditions.
(15)	Prior to the expiry of its term, Parties shall negotiate its continuity for five (5) more years.
(16)	License automatically renewable for periods of 10 years.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

C)  Early termination Budweiser license

The general aspects of the transaction are described below:

a)    Description of the Transaction.

      According to the Material Event reported on September 6, 2017, the CMF was informed that CCU and Compañía Cervecerías Unidas Argentina S.A. (CCU-A), entity organized under the laws of the Republic of Argentina and a subsidiary of CCU, have agreed with Anheuser-Busch InBev S.A./N.V. (ABI and together with CCU-A the "Parties"), an offer letter ("Term Sheet") which, among other matters, contemplates the early termination of license agreement in Argentina for the brand "Budweiser", signed between CCU-A and Anheuser-Busch, Incorporated (today Anheuser-Busch LLC, a subsidiary of ABI) dated March 26, 2008 (the "License Agreement").

      As agreed to in the Early Termination of the License Agreement (the “Transaction”), ABI directly or its subsidiaries (hereinafter together referred to as the “ABI Group”), pays to CCU-A the amount of US$ 306,000,000.

      The Transaction also includes the transfer from ABI to CCU-A of: (a) ownership of the brands Isenbeck and Diosa. This does not include the production plant owned by Cervecería Argentina S.A. Isenbeck (CASA Isenbeck) located in Zárate, province of Buenos Aires, Argentina (which will continue to operate under the ownership of ABI Group), nor the contracts with its employees and/or distributors, nor the transfer of any liabilities of CASA Isenbeck; (b) the ownership of the following registered brands in Argentina: Norte, Iguana and Báltica; and (c) the obligation of ABI to make its reasonable best efforts to cause that certain international premium beer brands are licensed to CCU-A (together with the brands identified in letter (b) above and with the brand Diosa referred to as the "Group of Brands") in Argentine territory.

      In order to establish a smooth transition of the brands that are transferred by virtue of the Transaction, the Parties will enter into the following contracts (all together with the Early Termination referred to as the “Transaction”):

I.	Contract by virtue of which CCU-A will produce for the ABI Group part or all of the volume of the beer Budweiser, for a period of up to one year;
II.	Contract by virtue of which the ABI Group will produce for CCU-A part or all of the volume of the beer Isenbeck and Diosa for a period of up to one year;
III.	Contract by virtue of which the ABI Group will produce and distribute the Group of Brands, on behalf of CCU-A, for a period of maximum three years; and
IV.	Other agreements, documents and/or contracts that the Parties deem necessary for the Transaction (the “Transaction Documents”).

      In summary, this agreement with ABI consists of the early termination of the license agreement of the Budweiser brand in exchange for a portfolio of brands representing similar volumes, plus different payments of up to US$ 400,000,000 before taxes, over a period of up to three years.

b)    Status of the Transaction:

      On March 14, 2018, CCU reported as a Material Event that CCU-A had been notified of the resolution of the Secretario de Comercio del Ministerio de Producción de la Argentina (SECOM), which, based on the favorable opinion of the Comisión Nacional de Defensa de la Competencia (CNDC), approved the Transaction. The resolution established that the Parties must submit to the CNDC, for review and approval, drafts of contracts that contained all of the terms and conditions of the Transaction (the "Contracts"). On March 16, 2018, the Parties filed the Contracts with the CNDC.

      On April 27, 2018, CCU-A was notified of the resolution of the CNDC that approved the Contracts, thus fulfilling the condition established in the Term Sheet, becoming binding and therefore, the parties were legally obliged to close the Transaction. The signature of the respective contracts took place on May 2, 2018.

      As a consequence of the closing of the Transaction:

b.1)   CCU-A early terminated the license agreement with ABI in Argentina for the brand “Budweiser”.

b.2)   CCU-A received a payment from ABI of US$ 306,000,000, equivalents to ThCh$ 185,648,399 before taxes (See Note 30 – Other income by function).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

b.3)   ABI transferred to CCU-A (i) the ownership of the Isenbeck and Diosa brands and certain assets related to said brands (not including the production plant owned by Cervecería Argentina S.A. Isenbeck, nor the contracts with its employees and/or distributors, nor the transfer of any liabilities of said entity); and (ii) ownership of the following registered trademarks in Argentina: Norte, Iguana and Báltica. The five brands mentioned above were valued at US$ 44,044,000, equivalents to ThCh$ 26,721,236 (See Note 17 – Intangible assets other than goodwill and Note 30 – Other income by function).

         As of December 31, 2018, the net effect of the aforementioned compensations generated in the consolidated results of Compañía Cervecerías Unidas S.A. and subsidiaries a Net income attributable to the equity holders of the parent of ThCh$ 157,358,973 shown in (See Note 6 – Financial information as per operating segments).

b.4)   CCU-A was granted the licenses of the Warsteiner and Grolsch brands for the Argentine territory (these brands, together with Isenbeck, Diosa, Norte, Iguana and Báltica, the “Brands”);

b.5)   CCU-A received an ABI payment of US$ 10,000,000, equivalents to ThCh$ 6,109,800, before taxes, for the production of Budweiser of one year, which will be reflected in results under Other income by function as performance obligations are met, of which as of December 31, 2019 have been recognized in Other income by function US$ 3,447,728 (6,451,629 as of December 31, 2018), equivalents to ThCh$ 2,581,452 (ThCh$ 4,840,167 as of December 31, 2018); and

b.6)   CCU-A will receive from ABI annual payments of up to US$ 28,000,000, equivalents to ThCh$ 17,107,440, before taxes, for a period of up to three years, depending on the volume and the timing of the transition to CCU-A of the production and/or commercialization of the Brands, which will be reflected in the results, under Net sales, Cost of sales and MSD&A, as the performance obligations are met, of which as of December 31, 2019 have been recognized in results an amount of US$ 21,372,012 (US$ 19,802,868 as of December 31, 2018) equivalents to ThCh$ 16,002,081 (ThCh$ 14,251,811 as of December 31, 2018).

This transaction did not result in impairment of the productive assets of the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

D)  Direct and indirect significant subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries where the percentage of participation represents the economic interest at a consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of December 31, 2019			As of December 31, 2018
				Direct %	Indirect %	Total %	Total %
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	-	50.0917	50.0917	50.0917
Cervecera Guayacán SpA. (***) (5)	76,035,409-0	Chile	Chilean Pesos	-	25.0006	25.0006	25.0006
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	99.9602	0.0398	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (***)	76,077,848-6	Chile	Chilean Pesos	-	25.5034	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	99.8516	0.1484	100.0000	100.0000
Inversiones Invex CCU Tres Ltda.	76,248,389-0	Chile	Chilean Pesos	99.9999	0.0001	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (***)	76,337,371-1	Chile	Chilean Pesos	-	49.9888	49.9888	49.9888
CCU Inversiones II Ltda. (8)	76,349,531-0	Chile	US Dollar	99.7435	0.2565	100.0000	100.0000
Cervecería Szot SpA. (***) (13)	76,481,675-7	Chile	Chilean Pesos	-	25.0009	25.0009	-
Bebidas Carozzi CCU SpA. (***)	76,497,609-6	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	-	99.9834	99.9834	99.9834
Inversiones Invex CCU Ltda.	76,572,360-4	Chile	US Dollar	6.7979	93.1941	99.9920	99.9920
Promarca Internacional SpA. (***)	76,574,762-7	Chile	US Dollar	-	49.9917	49.9917	49.9917
CCU Inversiones S.A. (3)	76,593,550-4	Chile	Chilean Pesos	99.0242	0.7533	99.7775	99.7775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	-	80.0000	80.0000	80.0000
New Ecusa S.A. (10)	76,718,230-9	Chile	Chilean Pesos	-	-	-	99.9834
Promarca S.A. (***)	76,736,010-K	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
CCU Inversiones III SpA. (6)	76,933,685-0	Chile	US Dollar	-	99.9950	99.9950	99.9950
Vending y Servicios CCU Ltda. (10)	77,736,670-K	Chile	Chilean Pesos	-	-	-	99.9779
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	98.0000	2.0000	100.0000	100.0000
Fábrica de Envases Plásticos S.A. (12)	86,150,200-7	Chile	Chilean Pesos	95.8904	4.1080	99.9984	99.9966
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	-	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (3)	91,041,000-8	Chile	Chilean Pesos	-	82.9870	82.9870	82.9870
Manantial S.A.	96,711,590-8	Chile	Chilean Pesos	-	50.5507	50.5507	50.5507
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	-	82.9870	82.9870	82.9870
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	-	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	99.7500	0.2499	99.9999	99.9999
Embotelladoras Chilenas Unidas S.A. (10)	99,501,760-1	Chile	Chilean Pesos	98.8000	1.1834	99.9834	99.9834
Viña Valles de Chile S.A. (3)	99,531,920-9	Chile	Chilean Pesos	-	-	-	82.9870
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	50.0000	49.9888	99.9888	99.9888
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	46.0000	34.0000	80.0000	80.0000
Andina de Desarrollo SACFAIMM	0-E	Argentina	Argentine Pesos	-	59.1971	59.1971	59.1971
Bodega San Juan S.A.U. (9)	0-E	Argentina	Argentine Pesos	-	82.9870	82.9870	-
Cía. Cervecerías Unidas Argentina S.A. (2)	0-E	Argentina	Argentine Pesos	-	99.9936	99.9936	99.9936
Compañía Industrial Cervecera S.A.	0-E	Argentina	Argentine Pesos	-	99.9950	99.9950	99.9950
Finca La Celia S.A. (9)	0-E	Argentina	Argentine Pesos	-	82.9870	82.9870	82.9870
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	-	74.9979	74.9979	74.9979
Sáenz Briones y Cía. S.A.I.C.	0-E	Argentina	Argentine Pesos	-	89.9150	89.9150	89.9150
Bebidas Bolivianas BBO S.A. (4)	0-E	Bolivia	Bolivians	-	51.0000	51.0000	51.0000
International Spirits Investments USA LLC	0-E	United States	US Dollar	-	80.0000	80.0000	80.0000
Inversiones CCU Lux S.à r.l. (7)	0-E	Luxemburg	US Dollar	-	99.9999	99.9999	99.9999
Southern Breweries S.C.S. (1)	0-E	Luxemburg	US Dollar	38.7810	61.2141	99.9951	99.9951
Bebidas del Paraguay S.A. (**)	0-E	Paraguay	Paraguayan Guaranies	-	50.0049	50.0049	50.0049
Distribuidora del Paraguay S.A. (**)	0-E	Paraguay	Paraguayan Guaranies	-	49.9589	49.9589	49.9589
Promarca Internacional Paraguay S.R.L. (***)	0-E	Paraguay	Paraguayan Guaranies	-	49.9917	49.9917	49.9917
Sajonia Brewing Company S.R.L. (***)	0-E	Paraguay	Paraguayan Guaranies	-	25.5025	25.5025	25.5025
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999
Milotur S.A. (11)	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999

 (*) Listed company in Chile.

(**) See Note 1 – General Information, letter E), Subsidiaries with direct or indirect participation of less than 50%

(***) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

In addition to what is shown in the preceding table, the following are the percentages of participation with voting rights, in each of the subsidiaries. Each shareholder has one vote per share owned or represented. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation through a subsidiary.

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of December 31, 2019	As of December 31, 2018
				%	%
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	50.0917	50.0917
Cervecera Guayacán SpA. (***) (5)	76,035,409-0	Chile	Chilean Pesos	25.0006	25.0006
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (***)	76,077,848-6	Chile	Chilean Pesos	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	100.0000	100.0000
Inversiones Invex CCU Tres Ltda.	76,248,389-0	Chile	Chilean Pesos	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (***)	76,337,371-1	Chile	Chilean Pesos	49.9888	49.9888
CCU Inversiones II Ltda. (8)	76,349,531-0	Chile	US Dollar	100.0000	100.0000
Cervecería Szot SpA. (***) (13)	76,481,675-7	Chile	Chilean Pesos	25.0009	-
Bebidas Carozzi CCU SpA. (***)	76,497,609-6	Chile	Chilean Pesos	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	99.9834	99.9834
Inversiones Invex CCU Ltda.	76,572,360-4	Chile	US Dollar	99.9920	99.9920
Promarca Internacional SpA. (***)	76,574,762-7	Chile	US Dollar	49.9917	49.9917
CCU Inversiones S.A. (3)	76,593,550-4	Chile	Chilean Pesos	99.7775	99.7775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	80.0000	80.0000
New Ecusa S.A. (10)	76,718,230-9	Chile	Chilean Pesos	-	99.9834
Promarca S.A. (***)	76,736,010-K	Chile	Chilean Pesos	49.9917	49.9917
CCU Inversiones III SpA. (6)	76,933,685-0	Chile	US Dollar	100.0000	100.0000
Vending y Servicios CCU Ltda. (10)	77,736,670-K	Chile	Chilean Pesos	-	99.9779
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A. (12)	86,150,200-7	Chile	Chilean Pesos	100.0000	100.0000
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (3)	91,041,000-8	Chile	Chilean Pesos	82.9870	82.9870
Manantial S.A.	96,711,590-8	Chile	Chilean Pesos	50.5507	50.5507
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	82.9870	82.9870
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A. (10)	99,501,760-1	Chile	Chilean Pesos	99.9834	99.9834
Viña Valles de Chile S.A. (3)	99,531,920-9	Chile	Chilean Pesos	-	82.9870
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	100.0000	100.0000
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	80.0000	80.0000
Andina de Desarrollo SACFAIMM	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Bodega San Juan S.A.U. (9)	0-E	Argentina	Argentine Pesos	82.9870	-
Cía. Cervecerías Unidas Argentina S.A. (2)	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Compañía Industrial Cervecera S.A.	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Finca La Celia S.A. (9)	0-E	Argentina	Argentine Pesos	82.9870	82.9870
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	74.9979	74.9979
Sáenz Briones y Cía. S.A.I.C.	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Bebidas Bolivianas BBO S.A. (4)	0-E	Bolivia	Bolivian	51.0000	51.0000
International Spirits Investments USA LLC	0-E	United States	US Dollar	80.0000	80.0000
Inversiones CCU Lux S.à r.l. (7)	0-E	Luxemburg	US Dollar	99.9999	99.9999
Southern Breweries S.C.S. (1)	0-E	Luxemburg	US Dollar	100.0000	100.0000
Bebidas del Paraguay S.A. (**)	0-E	Paraguay	Paraguayan Guaranies	50.0049	50.0049
Distribuidora del Paraguay S.A. (**)	0-E	Paraguay	Paraguayan Guaranies	49.9589	49.9589
Promarca Internacional Paraguay S.R.L. (***)	0-E	Paraguay	Paraguayan Guaranies	49.9917	49.9917
Sajonia Brewing Company S.R.L. (***)	0-E	Paraguay	Paraguayan Guaranies	25.5025	25.5025
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999
Milotur S.A. (11)	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999

 (*) Listed company in Chile.

(**) See Note 1 – General Information, letter E), Subsidiaries with direct or indirect participation of less than 50%

(***) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The main movements in the ownership of the subsidiaries included in these consolidated financial statements are the following:

(1) Southern Breweries S.C.S. (SB SCS) (Ex Southern Breweries Limited)

On December 7, 2018, Southern Breweries Limited (Subsidiary of CCU) was re-domiciled from Cayman Islands to Luxembourg and changed its name to Southern Breweries S.á.r.l., later and once the subsidiary was stablished in Luxembourg it was converted from S.á.r.l. to S.C.S. Finally, the Company sold one share of SB SCS to the subsidiary Inversiones CCU Lux S.á r.l. by an amount of US$ 2,600.

(2) Compañía Cervecerías Unidas Argentina S.A.

As a result of the early termination of Budweiser license, as described in Note 1 – General information, letter C), and based on the Audited Financial Statements as of and for the year ended on April 30, 2018 of the subsidiary Compañía Cervecerías Unidas Argentina S.A., on June 5, 2018, held the Ordinary and Extraordinary General Assembly of such subsidiary, agreed the distribution of dividends for a total amount of ARS 5,141,760,000 (equivalent to ThCh$ 129,858,280), according with the stock rights of their shareholders, which are domiciled in Chile, distributed to Inversiones Invex CCU Limitada the amount of ARS 4,146,778,022.40 (equivalent to ThCh$ 104,729,404 (80.65%)) and Inversiones Invex CCU Dos Limitada the amount of ARS 994,981,977.60 (equivalent to ThCh$ 25,128,876 (19.35%)). According to the above mentioned, the distribution of dividends to the Chilean shareholders, is based on the realized result to April 30, 2018 of the subsidiary Compañía Cervecerías Unidas Argentina S.A.

(3) CCU Inversiones S.A., Viña San Pedro Tarapacá S.A. (VSPT) and Viña Valles de Chile S.A. (VVCH)

On January 29, 2018, the outcome notice of the tender offer was published, as result CCU Inversiones S.A. acquired an additional 15.79% of VSPT for the amount of ThCh$ 49,222,782, equivalent to 6,310,613,119 shares, thus resulting in an 83.01% stake in VSPT.

On January 29, 2018, the Company acquired an additional 0.18% of subsidiary CCU Inversiones S.A. for an amount of ThCh$ 49,400,000, equivalent to 934,774,763 shares, thus resulting in a 99.02% stake in this subsidiary.

On July 31, 2018, subsidiary Viña Orgánica SPT S.A. merged with Viña San Pedro Tarapacá S.A., which became the legal continuer and beginning from August 1, 2018. The transactions mentioned above had no significant effects on the results of the Company.

Viñas Valles de Chile S.A. (VVCH) dissolved and merged into VSPT, being the latter the surviving entity, as the result of VSPT becoming, pursuant to a share purchase agreement executed on May 21, 2019 between Viña Altaïr SpA. and VSPT, the sole owner, in a period that exceeded 10 days, of all of the shares of VVCH. This merger had legal and accounting effects as of June 1, 2019. VVCH Board of Directors´ Resolution evidencing the dissolution of VVCH was executed as public deed on June 4, 2019, and further registered in the Register of Commerce and published in the Official Gazette.

(4) Bebidas Bolivianas BBO S.A. (BBO)

On May 7, 2014, the Company acquired 34% of the stock rights of Bebidas Bolivianas BBO S.A. (BBO) a Bolivian and a closed stock company that produces soft drinks and beers in three plants located in Santa Cruz de la Sierra and Nuestra Señora de la Paz cities.

Subsequently, on August 9, 2018, the Company acquired an additional the 17% of the shares of BBO for an amount of US$ 8,500,000, equivalents to ThCh$ 5,457,935, thus resulting in a 51% stake in BBO (see Note 15 – Business combinations).  The Company has determined the fair values of assets and liabilities for this business combination as follows:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Assets and Liabilities	Fair Value
ThCh$
Total current assets	3,942,346
Total non-current assets	23,915,061
Total Assets	27,857,407
Total current liabilities	5,393,779
Total non-current liabilities	9,181,670
Total liabilities	14,575,449

Net identifiable assets acquired	13,281,958
Non-controlling interests	(6,508,159)
Goodwill	10,480,792
Investment value	17,254,591

As a result of the previously mentioned fair values intangibles and goodwill have been generated, which are exposed in Note 17 – Intangible assets other than goodwill and Note 18 – Goodwill.

On September 20, 2018, the Company paid committed capital of US$ 1,530,029 (equivalent to ThCh$ 1,044,688) in BBO, since both partners concurred with the same capital contributions, the percentages of participation were maintained.

On June 28 and July 11, 2019 the subsidiary CCU Inversiones II Ltda. made capital contributions to Bebidas Bolivianas BBO S.A. for an amount of US$ 1,249,713 y US$ 178,305 (equivalent to ThCh$ 849,630 and ThCh$ 122,210), respectively, since both partners concurred with the same contributions, the participation percentages were maintained.

(5) Cervecera Guayacán SpA.

On August 31, 2018, the subsidiary Cervecería Kunstmann S.A. (CK) acquired an additional 30.0004% of the stock rights of Cervecera Guayacán SpA. for an amount of ThCh$ 361,560, equivalent to 39,232 shares and the subscription and payment of ThCh$ 470,711, equivalent to 49,038 shares. As a consequence above mentioned CK has the 50.0004% stake in Cervecera Guayacán SpA. (see Note 15 – Business combinations). The Company has determined the fair values of assets and liabilities for this business combination as follows:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	507,149
Total non-current assets	1,355,220
Total Assets	1,862,369
Total current liabilities	238,265
Total non-current liabilities	306,828
Total liabilities	545,093

Net identifiable assets	1,317,276
Non-controlling interests	(658,633)
Goodwill	456,007
Investment value	1,114,650

As a result of the previously mentioned fair values intangibles and goodwill have been generated, which are exposed in Note 17 – Intangible assets other than goodwill and Note 18 – Goodwill.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

(6) CCU Inversiones III SpA.

On September 13, 2018, the subsidiary Southern Breweries S.C.S. (ex Southern Breweries Limited) incorporated the company CCU Inversiones III SpA. in Chile, whose purpose will be to make all kinds of investments, in any type of goods, foreign currency, financial instruments and commercial paper, including shares or social rights in companies incorporated in Chile or abroad, among others.

(7) Inversiones CCU Lux S.á r.l.

On November 13, 2018,  the subsidiary Inversiones CCU Lux S.á r.l. was created in Luxembourg, where the subsidiary CCU Inversiones II Ltda. made the total stock payment of Euros 12,000 (12,000 shares), equivalent to ThCh$ 9,252.

(8) CCU Inversiones II Limitada

On December 17, 2018, the Company made a capital contribution to the subsidiary CCU Inversiones II Ltda., through the shareholding contribution of the Bolivian subsidiary, Bebidas Bolivianas BBO S.A. for an amount of US$ 40,294,696, equivalents to ThCh$ 27,659,891.

On May 27 and June 12, 2019, the Company made capital contributions to the subsidiary CCU Inversiones II Ltda. For an amount of US$ 3,200,000 (equivalent to ThCh$ 2,223,488) and US$ 1,428,017 (equivalent to ThCh$ 990,473).

On September 6, 2019, the Company made a capital contribution to the subsidiary CCU Inversiones II Ltda. For an amount of US$ 10,000,000 (equivalent to ThCh$ 7,233,000).

(9) Finca La Celia S.A. and Bodega San Juan S.A.U.

On January 28, 2019, Bodega San Juan S.A.U. was established in Argentina, where the subsidiary Finca la Celia S.A. made a capital contribution of ARS 100,000 (100,000 ordinary, non-endorsable nominal shares).

On March 1, 2019, the subsidiary VSPT made a capital increase at the subsidiary Finca La Celia S.A. for US$ 7,000,000 through the issuance of 265,300.00 ordinary, non-endorsable shares.

On May 31, 2019, the subsidiary VSPT made a capital increase at the subsidiary Finca La Celia S.A. for US$ 14,000,000 through the issuance of 607,600,000 non-endorsable nominal shares.

The aforementioned had no significant effects on the Company's results.

Graffina Business

In December 2018, the subsidiary VSPT signed an agreement to acquire a part of the Pernod Ricard wine business in Argentina. The purchase agreement, subject to local regulatory approval, included the Argentine wine brands Graffigna, Colón and Santa Silvia, which represent approximately 1.5 million boxes of 9-liter wine bottles per year. Bodegas Graffigna has a winery in the province of San Juan, two fields in the same province, and a field in Mendoza.

On January 28, 2019, the Argentine subsidiary Finca La Celia S.A. constituted the Bodega San Juan S.A.U. through a capital contribution of ARS 100,000, in order to use it as a vehicle for the acquisition of the Graffigna, Colón and Santa Silvia wine business of Pernod Ricard Argentina S.R.L., in addition to the purchase of Bodega Graffigna and Pocito vineyards, Cañada Honda and La Consulta.

On May 31, 2019, the subsidiary VSPT made a capital contribution to the subsidiary Finca La Celia S.A. by US$ 14,000,000, equivalent to ThCh$ 9,910,040 and on the same date, Finca La Celia S.A. made a capital contribution to Bodega San Juan S.A.U. for US$ 2,806,820, equivalent to ThCh$ 1,986,836.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The Company has determined the provisional fair values of assets and liabilities for this business combination as follows:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	4,470,464
Total non-current assets	8,783,049
Total Assets	13,253,513
Total current liabilities	370,326
Total non-current liabilities	1,200,124
Total liabilities	1,570,450

Identificable Net Assets Acquired / Investment value	11,683,063
Bargain purchase gain (1)	3,043,107
Investment value	8,639,956

 (1) See Note 31 – Other gain (losses)

(10) Embotelladoras Chilenas Unidas S.A., New Ecusa S.A. and Vending y Servicios CCU Ltda.

On April 1, 2019, the subsidiary New Ecusa S.A. was merged into Embotelladoras Chilenas United S.A., the latter becoming its legal continuator. The transaction mentioned above had no significant effect on the Company's results.

On June 1, 2019, the subsidiary Vending y Servicios CCU Ltda. merged into Embotelladoras Chilenas Unidas S.A., the latter becoming its legal continuator. The aforementioned had no significant effects on the Company's results.

(11) Milotur S.A.

On May 27, 2019, the subsidiary CCU Inversiones II Ltda. made a capital contribution to Milotur S.A. for an amount of US$ 3,200,000 (equivalent to ThCh$ 2,223,488), maintaining its participation percentage.

(12) Fábrica de Envases Plásticos S.A. (Plasco)

According to Plasco's Extraordinary Shareholder meeting dated May 31, a capital increase of ThCh$ 10,000,000 was agreed upon with the issuance of 16,000,000 shares at a price of $ 625 per share. Likewise, it is stipulated in said meeting, that the shareholder Millahue S.A. will not concur in this increase. For this reason, 100% of the increase will be made by CCU S.A. This increase was materialized on June 25, 2019.

(13) Cervecería Szot SpA.

On August 30, 2019, the subsidiary Cervecería Kunstmann S.A. (CK) acquired an additional 5,001% of Cervecería Szot SpA. from the purchase of 5,001 shares, equivalent to ThCh$ 6,156. As a result of the aforementioned, CK reached a total participation of 50,0010% on this subsidiary. (See Note 15 – Business combinations).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

For this business combination, the provisional fair values of assets and liabilities were determined, which are the following:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	131,599
Total non-current assets	451,672
Total Assets	583,271
Total current liabilities	158,551
Total non-current liabilities	90,067
Total liabilities	248,618

Identificable Net Assets Acquired / Investment value	334,653
Non-controlling interests	(167,323)
Investment value	167,330

As a result of the previously mentioned fair values intangibles and goodwill have been generated, which are exposed in Note 17 – Intangible assets other than goodwill and Note 18 – Goodwill, respectively.

E)   Subsidiaries with direct or indirect participation of less than 50%

These Consolidated Financial Statements incorporate as a subsidiary to Distribuidora del Paraguay S.A., a company in which we have a total participation of 49.9589%.

Bebidas del Paraguay S.A. (BdP) and Distribuidora del Paraguay S.A. (DdP) are considered to be one economic group that shares their operational and financial strategy, leaded by the same management team that seeks compliance with the strategic plan defined simultaneously for both entities. Additionally BdP produces different brands owned by it. DdP is its sole and exclusive customer, which is responsible for the distribution and marketing of BdP’s products. The administrative and commercial integration added to its operational and financial dependence of DdP explain the reason why BdP proceeds to present this entity as a subsidiary of CCU.

F) Joint operations:

(a) Promarca S.A.

Promarca S.A. is a closed stock company whose main activity is the acquisition, development and administration of trademarks and their corresponding licensing to their operators.

On December 31, 2019, Promarca S.A. recorded a profit of ThCh$ 4,511,337 (ThCh$ 4,581,922  in 2018 and ThCh$  4,524,117  in 2017), which in accordance with the Company’s policies is 100% distributable.

(b) Bebidas CCU-Pepsico SpA. (BCP)

The line of business of this company is manufacture, produce, process, transform, transport, import, export, purchase, sell and in general market all types of concentrates.

On December 31, 2019, BCP recorded a profit of ThCh$  1,243,574  (ThCh$  1,137,233 in 2018 and ThCh$  1,078,916 in 2017), which in accordance with the Company’s policies is 100% distributable.

(c) Bebidas Carozzi CCU SpA. (BCCCU)

The purpose of this company is the production, marketing and distribution of instant powder drinks in the national territory.

On December 31, 2019, BCCCU recorded a profit of ThCh$ 1,157,424 (ThCh$ 1,263,169 in 2018 and ThCh$ 2,278,345  in 2017), which in accordance with the Company’s policies is 100% distributable.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 2 Summary of significant accounting policies

 Significant accounting policies adopted for the preparation of these consolidated financial statements are described below:

2.1            Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB), which have been applied consistently in the years presented. Except for the standards included in Note 4 - Accounting Changes, which explains the treatment that was applied for each of them.

The consolidated financial statements have been prepared on a historical basis, as modified by the subsequent valuation of financial assets and financial liabilities (including derivative instruments) at fair value.

The preparation of the Consolidated Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires that management uses its professional judgment in the process of applying the Company’s accounting policies. See Note 3 - Estimates and application of professional judgment for disclosure of significant accounting estimates and judgments.

At the date of issuance of these Consolidated Financial Statements the following Standards, Amendments, Improvements and Interpretations to existing IFRS standards have not taken effect and the Company has not adopted in advance.

These standards are required to be applied by the following dates:

Next Standard Improvements and Amendments		Mandatory for years beginning in:
Amendments to IAS 1 and IAS 8	Presentation of Financial Statements and Accounting Policies, Changes in Accounting Estimates and Errors.	January, 1, 2020
Amendments to IFRS 3	Definition of a Business.	January, 1, 2020
IFRS 17	Insurance Contracts.	January, 1, 2021
Amendments to IAS 39, IFRS 7 and IFRS 9	Interest Rate Benchmark Reform.	January, 1, 2021

The Company estimates the adoption of these new Standards, Improvements, Amendments and Interpretations mentioned in the table above will not have a material impact on the Consolidated Financial Statements.

2.2            Basis of consolidation

Subsidiaries

Subsidiaries are entities over which the Company has power to direct their financial and operating policies, which generally is the result of ownership of more than half of the voting rights. When assessing whether the Company controls another entity, the existence and effect of potential voting rights that are currently liable to be exercised at the date of the Consolidated Financial Statements is considered. Subsidiaries are consolidated from the date on which control was obtained by the Company, and are excluded from consolidation as of the date the Company loses such control.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Joint operations

As explained in Note 1- General information, for the joint arrangements that qualify as joint operations, the Company recognizes its share of the assets, liabilities and income in respect to its interest in the joint operations in accordance with IFRS 11.

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

Non-controlling Interest

Non-controlling interest is presented in the Equity section of the Consolidated Statement of Financial Position. The net income attributable to equity holder of the parent and non-controlling interest are each disclosed separately in the Consolidated Statement of Income after net income.

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

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by CCU. These segments reflect separate operating results which are regularly reviewed by chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 6 - Financial information as per operating segment).

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

MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Corporate revenues and expenses are presented separately within the other.

2.4            Foreign currency and adjustment units

Presentation and functional currency

The Company uses the Chilean peso (Ch$ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the Argentinian, Uruguayan, Paraguayan and Bolivian subsidiaries is the Argentine Peso, Uruguayan Peso, Paraguayan Guarani and Bolivian, respectively. The functional currency of the joint venture in Colombia and associate in Perú is the Colombian Peso and Sol, respectively.

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

For consolidation purposes, the assets and liabilities of the subsidiaries whose functional currency is different from the Chilean peso and not operating in countries whose economy is considered hyperinflationary, are translated into Chilean pesos using the exchange rates prevailing at the date of the Consolidated Financial Statements while exchange differences originated by the conversion of assets and liabilities, are recorded under Reserve of exchange differences on translation within Other equity reserves. Incomes, costs and expenses are translated at the average monthly exchange rate for the respective fiscal years. These exchange rates have not suffered significant fluctuations during these months.

The results and financial situation in CCU Group's entities, which have a functional currency different from the presentation currency, being their functional currency the currency of a hyperinflationary economy (as the case of subsidiaries in Argentina as from 1 July 2018 as described below), are converted into the presentation currency as established in IAS 21 and IAS 29. The comparative figures, as the Group's presentation currency is the currency of a non-hyperinflationary economy, are not changed with respect to those that were presented as current amounts of year in question, within the Financial Statements of the preceding period, that is, these amounts are not adjusted for subsequent changes that have occurred in the price level or exchange rates.

Financial information in hyperinflationary economies

Inflation in Argentina has shown significant increases since the beginning of 2018. The three-year cumulative inflation rate, calculated using different combinations of consumer price indices, has exceeded 100% for several months, and it is still increasing. The three-year cumulative inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018.

In accordance with the foregoing, IAS 29 must be applied by all those entities whose functional currency is the Argentine peso for the accounting periods ended after July 1, 2018, as if the economy had always been hyperinflationary. In this regard, IAS 29 requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary country be restated in terms of the purchasing power in force at the end of the reporting period. This implies that the restatement of non-monetary items must be made from their date of origin, last restatement, appraisal or other particular date in some very specific cases.

The adjustment factor used in each case is that obtained based on the combined index of the National Consumer Price Index (CPI), with the Wholesale Price Index (IPIM), published by the National Institute of Statistics and Census of the Argentinian Republic (INDEC), according to the series prepared and published by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE).

For consolidation purposes, for subsidiaries whose functional currency is the Argentine peso, paragraph 43 of IAS 21 has been considered, which requires that the financial statements of a subsidiary that has the functional currency of a hyperinflationary economy be restated in accordance with IAS 29, before being converted for these to be included in the consolidated financial statements. The comparative amounts presented above (until the semester ended June 30, 2018 for purposes of the Consolidated Statement of Income by Function, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows in Chilean pesos) They have not been restated.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the criteria of historical cost.

Hyperinflation re-expression will be recorded until the period in which the entity's economy ceases to be considered a hyperinflationary economy; at that time, adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The exchange rates of the primary foreign currencies, adjustment units and index used in the preparation of the consolidated financial statements are detailed as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	748.74	694.77	614.75
Euro	EUR	839.58	794.75	739.15
Argentine Peso	ARS	12.50	18.43	32.96
Uruguayan Peso	UYU	20.07	21.44	21.34
Canadian Dollar	CAD	573.26	509.62	491.05
Sterling Pound	GBP	983.24	882.36	832.09
Paraguayan Guarani	PYG	0.12	0.12	0.11
Swiss Franc	CHF	773.81	706.00	631.16
Bolivian	BOB	107.58	101.28	89.61
Australian Dollar	AUD	524.25	489.17	480.31
Danish Krone	DKK	112.41	106.44	99.31
Brazilian Real	BRL	186.51	179.59	185.64
Colombian Peso	COP	0.23	0.21	0.21
Adjustment units
Unidad de fomento (*)	UF	28,309.94	27,565.79	26,798.14
Unidad de indexada (**)	UI	87.98	86.19	79.62

(*) The Unidad de Fomento (UF) is a Chilean inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

(**) The Unidad Indexada (UI) is a Uruguay inflation-indexed, Uruguayan peso-denominated monetary unit. The UI rate is set daily in advance based on changes in the previous month´s inflation rate.

Index used in hyperinflationary economies	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
Argentina Consumer Price Index	284.14	184.13	124.80
Index percentage variation of Argentina Consumer Price Index	54.2%	47.5%	24.8%

2.5            Cash and cash equivalents

Cash and cash equivalents includes available cash, bank balances, time deposits at financial entities, investments in mutual funds and financial instruments acquired under resale agreements, as well as highly liquid short-term investments, all at a fixed interest rate, normally with original maturity of up to three months.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

2.6            Other financial assets

Other financial assets include money market securities, derivative contracts and time deposits at financial entities maturing in more than 90 days.

2.7            Financial instruments

IFRS 9 – Financial instruments, replaces the IAS 39 - Financial instruments, for the annual periods beginning on January 1, 2018 and which brings together three aspects of accounting and which are: classification and measurement; impairment and hedge accounting.

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

Estimated losses from bad debts is measured in an amount equal to the "expectations of credit losses", using the simplified approach established in IFRS 9 and in order to determine whether or not there is impairment from portfolio, a risk analysis is carried out according to the historical experience (three years) on the uncollectibility, also considering other factors of aging until reaching 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis.

The Company considers that these financial assets are past-due when: i) The debtor is unlikely to pay its obligations and the Company it hasn’t still taken actions such as to claim the credit insurance, or ii) The financial asset has exceeded the contractually agreed expiration date.

a) Measurement of expected loss

The Expected Credit Loss corresponds to the probability of credit losses according to recent history considering the uncollectability of the last three mobile years. These historical indices are adjusted according to the monthly payment and amount of the different historical trade receivables. Additionally, the portfolio is analyzed according to its solvency probability for the future, its recent financial history and market conditions, to determine the category of the client, for the constitution of impairment in relation to its defined risk.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

b) Credit impairment

On each issuing date of the Financial Statements, the Company evaluates if these financial assets measured at amortized cost have credit impairment. A financial asset has a "credit impairment" when one or more events occur that have a detrimental impact on the estimation of future cash flows. Additionally, the Company includes information on the effects of modifications to the contractual effective flows (repactations), which are minor and correspond to specific cases with strategic clients of the Company.

Additionally, the company maintains credit insurance for individually significant accounts receivable. Impairment losses are recorded in the Consolidated Statement of Income in the period incurred.

Current trade receivable credits and accounts are initially recognized at their nominal value and are not discounted The Company has determined that the calculation of the amortized cost is not materially different from the invoiced amount because the transactions do not have significant associated costs.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

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

2.11        Other non-financial assets

Other non-financial assets mainly includes prepayments associated with advertising related to contracts regarding the making of commercials which are work in progress and have not yet been shown (current and non-current), payments to insurances and advances to suppliers in relation with certain purchases of property, plant and equipment. Additionally paid guarantees related with leases and materials to be consumed related to industrial safety implements.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Costs incurred in acquiring and planting new vines are capitalized.

Additionally, the “Right of use assets” are included under PPE, according to IFRS 16.

When the carrying amount of a property, plant and equipment item exceeds its recoverable value, it is immediately written down to its recoverable amount (See Note 2 - Summary of significant accounting policies 2.17).

2.13        Leases

Lease contracts are recorded by recognizing an asset for the right to use the assets subject to operational lease contracts and a liability, which is equivalent to the present value of the payments associated to the contract. It should be noted that the assets and liabilities arising from a lease contract are initially measured at its present value.

Regarding the effects on the Consolidated Statement of Income, the depreciation of the right of use is recognized on a monthly basis using the straight-line method over the lease term and registered under PPE, together with the financial cost associated to the lease; both are recognized in our P&L during the lease period in order to produce a constant periodic interest rate over the remaining balance of the liability. In case of modifications to the lease agreement, such as lease value, maturity, readjustment index, associated interest rate, etc., the lessee recognizes the amount of the new measurement of the lease liability as an adjustment to the asset for the right of use. (See Note 4 – Accounting changes, letter a).

Prior to the adoption of IFRS 16, the Company classified leases as finance leases when all the risks and rewards associated with the ownership of the assets were substantially transferred. All other leases were considered as operational. The assets acquired through financial leasing were recorded as non-current assets, initially being valued at the present value of future minimum payments or at their fair value if lower, reflecting in the liability the debt with the lessee. In this scenario the payments were accounted as the payments of the debt plus the corresponding financial cost, which is accounted as the financial cost of the period. In case of operating leases, the expense was accounted based on the duration of the lease agreement for the value of the accrued service.

2.14        Investment properties assets

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

2.15        Intangible assets other than goodwill

Commercial trademarks

The Company’s commercial trademarks are intangible assets with indefinite useful lives that are presented at historical cost, less any impairment loss. The Company believes that through investing in marketing, trademarks maintain their value, consequently they are considered as having indefinite useful lives and they are not amortizable. These assets are tested for impairment annually, or more frequently if events or circumstances indicate  potential impairment (See Note 2 - Summary of significant accounting policies 2.17).

Software program

Software program licenses are capitalized at the value of the costs incurred in their acquisition and in preparing the software for use. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of software programs are recognized as an expense in the year in which they are incurred.

Water rights

Water rights acquired by the Company correspond to the right to use existing water from natural sources, and are recorded at their attributed cost as of the date of transition to IFRS. Since such rights are perpetual they are not amortizable, however they are tested for impairment annually, or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of significant accounting policies 2.17).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Distribution rights

Corresponds to rights acquired to distribute different products. These rights are amortized over their estimated useful lives.

Research and development

Research and development expenses are recognized in the period incurred.

2.16        Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition date fair value of any previous equity interest in the acquire over the fair value of the identifiable net assets acquired, If the total of consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the statement of income. Godwill is accounted for at its cost value less accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Cash Generating Units (CGUs), or groups of CGUs, that is expected to benefit from the synergies of a business combination. Each unit or group of units   (See Note 18 - Goodwill) to which the goodwill is allocated represents the lowest level within the entity at which goodwill is monitored for internal management purposes, which is not larger than a business segment. The CGUs to which the goodwill is assigned are tested for impairment annually or more frequently if events or changes in circumstances indicate potential impairment.

An impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount. The recoverable amount of the CGU is the higher of value in use and the fair value less costs to sell.

An impairment loss is first allocated to goodwill to reduce its carrying amount, and then to other assets in the CGU. Once recognized, impairment losses are not subsequently reversed.

Goodwill that forms part of the carrying amount of an investment in a joint venture is not separately recognized. The entire carrying amount of the investment in joint venture is assessed for impairment as a single asset provided that there are indications that the investment may be impaired.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

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

The concepts used by the Company to establish provisions charged against income correspond mainly to civil, labor and taxation proceedings that could affect the Company (See Note 23 - Other provisions).

2.22        Revenue recognition

Revenue is recognized when it is likely that economic benefits will flow to the Company and these can be reliably measured. Income is measured at the fair value of the economic benefits received or to be received, and is presented net of valued added tax, specific taxes, returns, discounts and rebates. Goods sold are recognized after the Company has transferred to the buyer all the risks and benefits inherent to ownership of the goods, and it do not have the right to dispose of them. In general, this means that sales are recorded when the risks and benefits of ownership are transferred to the customer, pursuant to the terms agreed in the commercial agreements and once the performance obligation is satisfied.

In relation to IFRS 15, the Company has applied the criteria established in this standard for these Consolidated Financial Statements.

Sale of products in the domestic market

The Company obtains its revenues, both in Chile and Argentina, mainly from the sales of beers, soft drinks, mineral waters, purified water, nectars, wines, cider and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains, and none of which act as commercial agents of the Company. Such revenues in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

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

The revenue recognition related to exports are recorded net of specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

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

2.25        Other incomes by function

Other incomes by function mainly include incomes from sale of fixed assets and other assets, recovery of claims, leases and payments related to advance term license.

2.26        Other expenses by function

Other expenses by function mainly include advertising and promotion expenses, depreciation of assets sold, selling expenses, marketing costs (sets, signs, neon signs at customer facilities) and marketing and sales staff remuneration and compensation.

2.27         Distribution expenses

Distribution costs include all the necessary costs to deliver products to customers.

2.28        Administrative expenses

Administrative expenses include support unit staff remuneration and compensation, depreciation of offices, equipment, facilities and furniture used for these functions, non-current asset amortization and other general and administrative expenses.

2.29        Environment liabilities

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The primary estimates and professional judgments relate to the following concepts:

•	The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.16) and Note 18 - Goodwill).
•

The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.17) and Note 17 – Intangible assets other than goodwill).

•	The assumptions used in the current calculation of liabilities and obligations to employees (Note 2 - Summary of significant accounting policies (2.20) and Note 25 – Employee benefits).
•

Useful lives of property, plant and equipment (Note 2 - Summary of significant accounting policies (2.12) and Note 19 – Property, plant and equipment) and intangibles (Note 2 - Summary of significant accounting policies (2.15) and Note 17 - Intangible assets other than goodwill).

•	The assumptions used for calculating the fair of value financial instruments (Note 2 - Summary of significant accounting policies (2.7) and Note 7 – Financial instruments).
•	The likelihood of occurrence and amounts estimated in an uncertain or contingent matter (Note 2 - Summary of significant accounting policies (2.21) and Note 23 – Other provisions).
•	The valuation of current Biological assets (Note 2 - Summary of significant accounting policies (2.10) and Note 13 – Biological assets).

Such estimates are based on the best available information of the events analyzed to date in these consolidated financial statements.

However, it is possible that events that may occur in the future may result in adjustments to such estimates, which would be recorded prospectively.

Note 4 Accounting changes

a)    The accounting policies described in the Consolidated Financial Statements as of December 31, 2019 reflect the adoption of IFRS 16 and IFRIC 23 which went into effect as of January 1, 2019 and the initial impact of the application of these rules is described as follows:

The Company has implemented IFRS 16 using the modified retrospective approach. Under this method, the cumulative effect of initially applying the standard is recognized at January 1, 2019 and comparative amounts are not restated. Additionally, there was no impact on retained earnings as a result of the adoption of IFRS 16.

On adoption of IFRS 16, the Company recognized right of use assets and lease liabilities in relation to leases which had been previously classified as "operating leases" under the principles of IAS 17 Leases, except for the short term leases and leases of low value assets. Lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee's incremental borrowing rate as of January 1, 2019.

The lease liability is remeasured when there is a change in future lease payments, typically due to a change in index or rate (e.g., inflation), or if there is a reassessment of whether an extension or termination option will be exercised. A corresponding adjustment is made to the right of use asset.

Considerations:

Identification of the asset for right of use: As part of the contract review and analysis process, the Company identified assets by right of use associated with identifiable and non-substitutable lease contracts, which were classified under the PPE category. The Company mainly has warehouses, offices, vehicles and lands leases contract.

Interest rate used for the measurement of the financial liability: The average incremental borrowing interest rate applied to lease liabilities used is 4.28%.

Term of the contract: The Company evaluated the leases’ clauses, market conditions, costs related to the termination of the contract and early cancellation.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Other considerations:

1)

During the initial measurement of leases agreements the Company applied exemptions for leases with remaining terms less than 12 months and leases with a value lower than US$ 5,000 (ThCh$ 3,747) as of  January 1, 2019. These leases have been considered as short term and, accordingly, no right of use asset or lease liability have been recognized.

2)	The Company excluded initial direct costs from measuring the right of use asset at the date of initial application.
3)	The Company analyzed the lease term on a case-by-case basis, in those with an option to extend or terminate the lease.

The right of use asset is presented in property, plant and equipment and lease liability in borrowings. Also it has modified the nature of the lease expenses, eliminating the operating expense offset by the expense of depreciation and a financial cost, the short-term and low-value leases are still going through the Consolidated Financial Statement of Income. Finally the presentation in the Consolidated Statement of Cash Flows was modified. The main portion of lease payments are presented in cash flow from financing activities and the interest associated to leases are presented in cash flow from operating activities.

For leases previously classified as financial leases, the Company recognized the carrying amount of the lease asset and the lease liability immediately before the transition as the carrying amount of the asset for the right to use and the lease liability on the date of the lease initial recognition.

Showing up next:

Reconciliation table between the commitments for leases as of December 31, 2018, before the adoption of IFRS 16 and what was disclosed by this same concept as of January 1, 2019:

January 1, 2019
ThCh$
Operating lease and services contracts as of December 31, 2018	138,377,120
Commitments not qualified as lease liabilities (1)	(113,040,682)
Obligations for lease contracts as of December 31, 2018	25,336,438
Adjustments to present value	(6,252,251)
Leases according to IFRS 16 as of January 1, 2019	19,084,187
Financial leases liabilities recognized as of December 31, 2018	17,912,134
Lease liabilities recognized as of January 1, 2019	36,996,321

Current leases liabilities	7,633,617
Non-current leases liabilities	29,362,704
Lease liabilities recognized as of January 1, 2019	36,996,321

(1)   It mainly corresponds to services contracts., short-term and low-value operational leases.

-     In relation to IFRIC 23, this interpretation clarifies how the recognition and measurement requirements of IAS 12 apply when there is uncertainty about the tax treatments adopted. The Company has determined that this standard has no impact on the Consolidated Financial Statements.

b)    During the year ended on December 31, 2019, there have been no other changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these Consolidated Financial Statements.

Note 5  Risk Administration

Risk Management

In companies where CCU has a controlling interest, the Company’s Administration and Finance Management provides a centralized service for the group’s companies to obtain financing and administration of exchange rates, interest rates, liquidity, inflation, raw materials and credit risks. Such activity operates in accordance with a framework of policies and procedures which is regularly reviewed to ensure it fulfils the purpose of managing the risks by business needs.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

In companies with a non-controlling interest (VSPT, CPCH, Aguas CCU-Nestlé S.A., Bebidas del Paraguay S.A., Cervecería Kunstmann S.A. and Bebidas Bolivianas BBO S.A.) the responsibility for this service lies with the respective Board of Directors and respective Administration and Finance Management Area. When applicable, the Board of Directors and Directors Committee has the final responsibility for establishing and reviewing the risk administration structure, as well as for the reviewing significant changes made to risk management policies.

In accordance with financial risk policies, the Company uses derivate instruments only for the purpose of hedging exposure to interest rate and Exchange rate risks arising from the Company’s operations and its sources of financing. The Company does not acquire derivate instruments for speculative or investment purposes. Nevertheless, some derivatives are not treated as hedges for accounting purpose because they do not qualify as such. Transactions with derivate instruments are exclusively carried out by Administration and Finance staff and Internal Audit Management regularly reviews the control environment of this function. Relationships with credit rating agencies and monitoring of financial restrictions (covenants) are also managed by Administration and Finance.

The Company’s main risk exposure is related to exchange rates, interest rates, inflation and raw materials price (commodities), taxes, trade accounts receivable and liquidity. Several types of financial instruments are used to manage the risk originated by these exposures.

For each of the following points, where applicable, the sensitivity analyses developed are merely for illustration purposes, since in practice the sensitized variables rarely change without affecting each other and without affecting other factors that were considered as constant and which also affect the Company’s financial position and results.

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports sales, c) the purchase of raw materials, products and capital investments in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in foreign countries. The Company’s greatest exchange rate exposure is to the variation on the Chilean peso as compared to the US Dollar, Euro, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian and Colombian Peso.

As of December 31, 2019, the Company maintained foreign currency obligations amounting to ThCh$ 104,821,573 (ThCh$ 88,218,862 as of December 31, 2018), mostly denominated in US Dollars. Obligations with banks in foreign currency (ThCh$ 43,638,446 as of December 2019 and ThCh$ 25,403,961 as of December 31, 2018) represent a 14% (9% as of December 31, 2018) of total other financial liabilities. The remaining 86% (91% in 2018) is mainly denominated in Unidades de Fomento (inflation-indexed Chilean monetary unit – see inflation risk section). In addition, the Company has assets in foreign currency in the amount of ThCh$ 207,727,159 (ThCh$ 212,008,612 as of December 31, 2018) that mainly correspond to net investments of subsidiaries in foreign countries and export accounts receivable.

Regarding the operations of foreign subsidiaries, the net liability exposure in US Dollars and other currencies amounts to ThCh$ 28,167,683 (net liability ThCh$ 7,871,677 as of December 31, 2018).

To protect the value of the net foreign currency assets and liabilities position of its Chilean operations, the Company enters into derivate contracts (currency forwards) to ease any variation in the Chilean peso as compared to other currencies.

As of December 31, 2019, the net exposure of the Company in Chile in foreign currencies, after the use of derivate instruments, is assets in the amount of ThCh$ 8,440,013 (ThCh$ 1,364,230 as of December 31, 2018).

As of December 31, 2019, of the Company’s total sales, both in Chile and abroad, 7% (7% in 2018 and 7% in 2017) corresponds to export sales in foreign currencies, mainly US Dollars and Euros and approximately 64% (61% in 2018 and 62% in 2017) of total direct costs correspond to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the possible variations in the expected cash flows from such transactions.

The Company is also exposed to fluctuations in exchange rates relating to the conversion from Argentine Peso, Uruguayan Peso, Paraguayan Guaraní, Bolivian Peso and Colombian Peso to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina, Uruguay, Paraguay and Bolivia the associate in Perú and a joint venture in Colombia. The Company does not hedge the risks associated to the conversion of its subsidiaries, whose effects are recorded in equity.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Exchange rate sensitivity analysis

The effect of foreign currency translation differences recognized in the Consolidated Statement of Income for the year ended as of December 31, 2019, related to assets and liabilities denominated in foreign currency, was a loss of ThCh$ 9,054,155 (a gain of ThCh$ 3,299,657 in 2018 and loss of ThCh$ 2,563,019 in 2017). Considering exposure as of December 31, 2019 and assuming a 10% increase in the exchange rate, and keeping constant all other variables such as interest rates constant, it is estimated that the effect on the Company’s net income would be a net income after taxes of ThCh$ 616,121 (ThCh$ 99,589 in 2018 and a loss of ThCh$ 76,478 in 2017) associated of the owners of the controller.

Considering that approximately 7% of the Company’s sales revenue comes from export sales carried out in Chile (7% in 2018 and 7% in 2017), in currencies other than Chilean Peso, and that approximately 64% (61% in 2018 and 62% in 2017) of the Company’s direct costs are in or indexed to the US Dollar and assuming that the functional currencies will appreciate (depreciate) by 10% in respect to the US Dollar, and keeping all other variables constant, the hypothetical effect on the Company’s income would be a loss after taxes of ThCh$ 27,683,581 (ThCh$ 22,116,350 in 2018 and ThCh$ 18,772,323 in 2017).

The Company can also be affected by changes in the Exchange rate of the countries where its foreign subsidiaries operate, since income is converted to Chilean Pesos at the average Exchange rate of each month. The operating income of foreign subsidiaries as of December 31, 2019 was a net income of ThCh$ 20,517,569 (ThCh$ 56,533,194 in 2018 and ThCh$ 46,395,490 in 2017). Therefore, a depreciation (appreciation) of 10% in the exchange rate of the Argentine Peso, the Uruguayan Peso, the Paraguayan Guarani and the Bolivian peso against the Chilean Peso, would result in a loss (income) before taxes of ThCh$ 2,051,757 (ThCh$ 5,653,319 in 2018 and ThCh$ 4,639,549 in 2017). See Note 1 – General information letter C.

The net investment in foreign subsidiaries, associates and joint ventures as of December 31, 2019, amounted to ThCh$ 272,584,756, ThCh$ 1,149,291 and ThCh$ 125,518,313, respectively (ThCh$ 247,679,930, ThCh$ 958,474 and ThCh$ 121,448,016 in 2018). Assuming a 10% increase or decrease in the Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso against the Chilean Peso, and maintaining all other variables constant, the increase (decrease) would hypothetically result in Net income (loss) of ThCh$ 39,925,236 (ThCh$ 37,008,642 in 2018 and ThCh$ 21,161,126 in 2017) recorded as a credit (charge) to equity.

The Company does not hedge risks associated to currency conversion of the financial statements of its subsidiaries that have a different functional currency, whose effects are recorded in equity.

Interest rate risk

Interest rate risk mainly originates from the Company’s financing sources. The main exposure is related variable interest rate obligations indexed to the London Inter Bank Offer Rate (“LIBOR”) and the Buenos Aires Deposits of Large Amounts Rate (“BADLAR”)

As of December 31, 2019, the Company had a total ThCh$ 12,015,001 in variable interest debt (ThCh$ 8,576,258 in 2018). Consequently, as of December 31, 2019, the company’s financing structure is made up of approximately 4% (3% in 2018) of debt with variable interest rate, and 96% (97% in 2018) in debt with fixed interest rates.

To manage interest rate risk, the Company has a policy which seeks to reduce the volatility of its finance cost, and maintain and ideal percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term, as well as derivate instruments such as cross currency interest rate swaps and cross interest rate swaps.

As of December 31, 2019, after considering the effect of interest rates and currency swaps, a 98,6% (99,8% in 2018) of the Company’s debt is at fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2019, including Exchange rates, interest rates, maturities and effective interest rates, are detailed in Note 21 – Other financial liabilities.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Interest rate sensitivity analysis

The total financial cost recognized in the Consolidated Statement of Income for the twelve months ended as of December 31, 2019, related to short and long-term debt amounted to ThCh$ 27,720,203 (ThCh$ 23,560,662 in 2018 and ThCh$ 24,166,313 in 2017). Assuming a reasonably possible increase of 100 bps in variable interest rates and maintaining all other variables constant, the increase would hypothetically result in a loss before taxes of ThCh$ 43,854 (ThCh$ 5,059 in 2018 and ThCh$ 17,176 in 2017).

Inflation risk

The Company maintains a series of agreements indexed to Unidades de Fomento (UF) with third parties, as well as UF indexed financial debt which means the Company is exposed to fluctuations in the UF, generating an increase in the value of those agreements and liabilities if the UF increases due to inflation. This risk is partially mitigated by the Company’s policy of keeping net sales per unit in UF constant as long as the market conditions allow it, and taking cross currency swaps if the if the market conditions are favorable to the Company.

Inflation in Argentina has shown significant increases since the beginning of 2018. The cumulative inflation rate of three years, calculated using different combinations of consumer price indices, has exceeded 100% for several months, and it’s still increasing. The cumulative three-year inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018. (See Note 2 - Summary of significant accounting polices (2.4)).

Inflation sensitivity analysis

Income from indexation units recognized in the Consolidated Statement of Income for the nine-months ended as of December 31, 2019, related to UF indexed short and long-term debt and the application of Hyperinflation Accounting in Argentina, is a loss of ThCh$ 8,255,001 (a gain of ThCh$ 742,041 in 2018 and a loss of ThCh$ 110,539 in 2017). Assuming a reasonably possible 3% increase (decrease) in the Unidad de Fomento and a 10% in the inflation rate in Argentina and keeping all other variables such as interest rates constant, the aforementioned increase (decrease) would hypothetically result in a loss (income) of ThCh$ 4,781,394 (ThCh$ 3,380,752 in 2018 and ThCh$ 1,419,965 in 2017).

Raw material Price risk

The main exposure to raw materials Price variation is related to barley, malt, and cans used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Malt and cans

In Chile, the Company obtains its malt supply from both local producers and from the international markets (mainly from Argentina). With local and argentine producers the Company enters into long-term supply agreements in which malt price is set annually, using for this purpose the market price of barley and manufacturing cost established in these agreements.

The purchases and commitments entered for the acquisition of raw materials expose the Company to a price fluctuations risk. During 2019, the Company acquired 79,459 tons of malt (73,498 tons in 2018). Malt represents approximately 6% of the direct cost of the Chile Operating segment (5% in 2018 and 6% in 2017). CCU Argentina acquires all of its malt from local producers.

As of December 31, 2019, in the Chile Operation segment, the cost of cans represented approximately 17% of direct costs (12% in 2018 and 12% in 2017). In the International Business Operating segment, the cost of cans represented approximately 38% of direct raw materials costs as of December 31, 2019 (38% in 2018 and 33% in 2017).

Concentrates, Sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrated, which are mainly acquired from licenses, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks involving these raw materials, which jointly represent approximately 31% (27% in 2018 and 29% in 2017) of the direct cost of the Chile Operating segment.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The Company does not engage in hedging raw materials purchases.

Grapes and wine

The main raw materials used by subsidiary Viña San Pedro Tarapacá S.A. for wine production are grapes harvested from its own vineyards and grapes and wine acquires from third parties through long-term and spot contracts. In the last 12 months, approximately 27% (26% in 2018) of VSPT’s total wine supply came from its own vineyards. Regarding our export market, and considering our focus on this market, approximately 43% (41% in 2018) of our wine supply for export came from our own vineyards.

The remaining 73% (74% in 2018) supply was purchased from third parties through long-term and spot contracts. In the last 12 months, the subsidiary VSPT acquired 54% (63% in 2018) of the necessary grapes and wine from third parties through spot contracts. Additionally, the long-term transactions were 19% (11% in 2018) of the total supply.

We should consider that as of December 31, 2019, wine represents 60% (64% in 2018) of the total direct cost of the Wine Operating segment, and supplies purchased from third parties represented 33% (38% in 2018).

Raw material Price sensitivity analysis

Total direct costs in the Consolidated Statement of Income for the twelve months ended as of December 31, 2019, amounted to ThCh$ 694,307,741 (ThCh$ 650,386,343 in 2018 and ThCh$ 586,223,676 in 2017). Assuming a reasonably possible 8% increase (decrease) in the direct cost of each Operating segment and keeping all other variables such as exchange rates constant, the aforesaid increase (decrease) would hypothetically result into a loss (income) before taxes of ThCh$ 33,084,911 (ThCh$ 30,150,723 in 2018 and ThCh$ 28,604,884 in 2017) for the Chile Operating segment, ThCh$ 14,807,640 (ThCh$ 13,545,233 in 2018 and ThCh$ 10,404,929 in 2017) for the International Business Operating segment and ThCh$ 8,310,433 (ThCh$ 8,734,204 in 2018 and ThCh$ 8,215,317 in 2017) for the Wine operating segment.

Credit risk

The credit risk which the Company is exposed to originates from: a) trade accounts receivable from retail customers, whole sale distributors and supermarket chains in the domestic market; b) accounts receivable from exports; and c) financial instruments maintained with Banks and financial institutions, such as demand deposits, mutual fund investments, instrument acquired under resale commitments and derivatives.

Domestic market

The credit risk related to trade accounts receivable from domestic markets is managed by the Credit and Collections Management Department, and is monitored by the Credit Committee of each business unit.

The domestic market mainly refers to accounts receivables in Chile and represents 63% of total trade accounts receivable (63% in 2018 and 66% in 2017). The Company has a wide base of customers that are subject to the policies, procedures and controls established by the Company. Credit limits are established for all customers on the basis of an internal rating and their payment behavior. Outstanding trade accounts receivable are regularly monitored. In addition, the Company purchases credit insurance that covers 90% of individually significant accounts receivable balances, coverage that as of December 31, 2019, is equivalent to 86% (84% in 2018) of total accounts receivable.

Overdue, but not impaired, trade accounts receivables represent customers that are less than 30 days overdue (22 in 2018).

As of December 31, 2019, the Company has approximately 1,381 customers (1,294 in 2018) with more than Ch$ 10 million in debt each, which altogether represent approximately 85% (86% in 2018) of total trade accounts receivable. There are 265 customers (261 customers in 2018) with balances in excess of Ch$ 50 million each, representing approximately 73% (75% in 2018) of the total accounts receivable. The 92% (90% in 2018) of those accounts receivable are covered by credit insurance.

The Company sells its products through retail customers, wholesale distributors and supermarket chains, with a credit worthiness of 100% (99% in 2018).

As of December 31, 2019, the Company has no significant guarantees from its customers.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The Company believes that no additional credit risk provisions other than the individual and collective provisions determined as of December 31, 2019, that amount to ThCh$ 5,792,821 (ThCh$ 6,059,201 in 2018) are needed since a large percentage of these are covered by insurance.

Exports market

The credit risk related to accounts receivable from exports is managed by the Head of Credit and Collections at VSPT and is monitored by VSPT Administration and Finance Management. VSPT’s export trade accounts receivable represent 14% of total trade accounts receivable (12% in 2018). VSPT has a wide base of customers, in more than eighty countries, which are subject to the policies, procedures and controls established by VSPT. In addition, VSPT acquires credit insurance to cover 99.1% (99.5% in 2018) of individually significant accounts receivable. This coverage accounts for more than 89% (90% in 2018) of total accounts receivable are covered. Pending payments of trade accounts receivable are regularly monitored. Apart from the credit insurance, having diversified sales in different countries decreases the credit risk.

As of December 31, 2019, there were 68 customers (58 in 2018) with more than ThCh$ 65,000 of debt each, which represent 93% (92% in 2018) of VSPT´s total export market accounts receivable.

Regarding VSPT’s export customers, overdue, but no impaired, trade accounts receivables are customers that are less than 28 days overdue (28 days average in 2018).

The Company believes that no credit risk provisions are necessary other than the individual and collective provisions determined as of December 31, 2019. See analysis of accounts receivable aging and losses due to impairment of accounts receivables. (See Note 10 – Trade and other receivables)).

Financial investments and derivatives

Financial investments correspond to time deposits, which are financial instruments acquired with repurchase agreements at fixed interest rate, maturing in less than three months placed in financial institutions in Chile, so there are not exposed to significant market risk. Derivatives are measured at fair value and traded only in the Chilean market. Since 2018, the amendment to IFRS 9, which requires changes to the valuation of derivative financial instruments considering the counterparty risk (CVA and DVA), is applied. The CVA and DVA effect is calculated using the probability of default of the counterparty or CCU, when applicable, assuming a 40% recovery rate for each derivative instrument. For CCU, the default probability is obtained from the spread of corporate bonds with the same credit risk rating than CCU, while for the counterparty, considers the sum between the Credit Default Swap (CDS) of Chile and the CDS of Citibank in the United States. As of December 31, 2019 the effect is not material.

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

Based on current operating performance and its liquidity position, the Company estimates that cash flows from operation activities and available cash will be sufficient to finance working capital, capital investments, interest payments, dividend payment and debt payment requirement for the next 12-months period and in the foreseeable future.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The Company’s financial liabilities expiring as of December 31, 2019 and December 31, 2018 based on non-discounted contractual cash flows are summarized as follows:

As of December 31, 2019	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	142,196,520	20,991,920	33,633,237	84,363,883	10,396,997	966,733	150,352,770
Bond payable	140,551,686	4,932,819	4,878,698	18,973,584	18,107,650	163,272,427	210,165,178
Lease liabilities	33,070,356	1,393,064	4,581,643	6,652,459	4,049,398	26,579,745	43,256,309
Deposits for return of bottles and containers	13,290,754	-	13,290,754	-	-	-	13,290,754
Sub-Total	329,109,316	27,317,803	56,384,332	109,989,926	32,554,045	190,818,905	417,065,011
Hedgin derivative
Derivative financial instruments	240,394	229,726	10,668	-	-	-	240,394
Derivative hedge liabilities	805,306	460,503	439,381	-	-	-	899,884
Sub-Total	1,045,700	690,229	450,049	-	-	-	1,140,278
Total	330,155,016	28,008,032	56,834,381	109,989,926	32,554,045	190,818,905	418,205,289

As of December 31, 2018	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	113,360,982	4,171,430	38,017,422	20,574,967	59,839,650	3,381,796	125,985,265
Bond payable	139,362,478	2,349,873	4,855,854	18,896,434	18,053,262	167,691,118	211,846,541
Financial leases obligations	17,912,134	241,724	725,183	1,911,683	1,909,956	23,078,634	27,867,180
Deposits for return of bottles and containers	13,967,995	-	13,967,995	-	-	-	13,967,995
Sub-Total	284,603,589	6,763,027	57,566,454	41,383,084	79,802,868	194,151,548	379,666,981
Hedgin derivative
Derivative financial instruments	4,997,124	4,997,124	-	-	-	-	4,997,124
Derivative hedge liabilities	1,351,530	639,032	620,516	424,299	-	-	1,683,847
Sub-Total	6,348,654	5,636,156	620,516	424,299	-	-	6,680,971
Total	290,952,243	12,399,183	58,186,970	41,807,383	79,802,868	194,151,548	386,347,952

(*) View current and non-current book value in Note 7 – Financial Instruments.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 6 Financial Information as per operating segments

The Company has defined three Operating segments, essentially defined with respect to its revenues in the geographic areas of commercial activity: 1. Chile, 2. International business and 3.Wine.

These Operating segments mentioned are consistent with the way the Company is managed and how results are reported by CCU. These segments reflect separate operating results which are regularly reviewed by the chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance.

Operating segment	Products and services
Chile	Beers, non-alcoholic beverages, spirits and SSU.
International Business	Beers, cider, non-alcoholic beverages and spirits in Argentina, Uruguay, Paraguay and Bolivia.
Wines	Wines, mainly in export markets to more 80 countries.

Corporate revenues and expenses are presented separately within the Other, in addition in the other presents the elimination of transactions between segments.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

a)      Information as per operating segments for the years ended  December 31, 2019 and 2018:

	Chile		International Business		Wines		Others		Total
	2019	2018	2019	2018 (4)	2019	2018	2019	2018 (4)	2019	2018 (5)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	1,134,048,629	1,080,974,052	452,267,652	473,972,819	203,230,777	201,305,759	-	-	1,789,547,058	1,756,252,630
Other income	16,438,937	15,754,493	11,724,538	9,404,839	3,806,545	4,190,594	1,023,619	(2,320,219)	32,993,639	27,029,707
Sales revenue between segments	13,816,469	12,845,646	495,259	548,184	5,284,436	1,022,378	(19,596,164)	(14,416,208)	-	-
Net sales	1,164,304,035	1,109,574,191	464,487,449	483,925,842	212,321,758	206,518,731	(18,572,545)	(16,736,427)	1,822,540,697	1,783,282,337
Change %	4.9	-	(4.0)	-	2.8	-	-	-	2.2	-
Cost of sales	(540,048,331)	(501,255,744)	(248,880,925)	(230,068,601)	(128,763,785)	(133,271,578)	9,374,851	4,584,531	(908,318,190)	(860,011,392)
% of Net sales	46.4	45.2	53.6	47.5	60.6	64.5	-	-	49.8	48.2
Gross margin	624,255,704	608,318,447	215,606,524	253,857,241	83,557,973	73,247,153	(9,197,694)	(12,151,896)	914,222,507	923,270,945
% of Net sales	53.6	54.8	46.4	52.5	39.4	35.5	-	-	50.2	51.8
MSD&A (1)	(429,093,171)	(407,242,869)	(210,155,693)	(210,591,361)	(55,595,811)	(52,408,689)	(9,726,563)	(11,332,903)	(704,571,238)	(681,575,822)
% of Net sales	36.9	36.7	45.2	43.5	26.2	25.4	-	-	38.7	38.2
Other operating income (expenses)	5,266,475	1,586,173	14,201,709	223,078,626	515,019	1,828,938	1,173,780	532,889	21,156,983	227,026,626
Adjusted operating result (2)	200,429,008	202,661,751	19,652,540	266,344,506	28,477,181	22,667,402	(17,750,477)	(22,951,910)	230,808,252	468,721,749
Change %	(1.1)	-	(92.6)	-	25.6	-	-	-	(50.8)	-
% of Net sales	17.2	18.3	4.2	55.0	13.4	11.0	-	-	12.7	26.3
Net financial expense	-	-	-	-	-	-	-	-	(14,602,562)	(7,766,206)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	(16,431,759)	(10,815,520)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	(9,054,155)	3,299,657
Results as per adjustment units	-	-	-	-	-	-	-	-	(8,255,001)	742,041
Other gains (losses)	-	-	-	-	-	-	-	-	3,156,799	4,029,627
Income before taxes									185,621,574	458,211,348
Tax income (expense)									(39,975,914)	(136,126,817)
Net income for year									145,645,660	322,084,531
Non-controlling interests									15,503,968	15,193,739
Net income attributable to equity holders of the parent									130,141,692	306,890,792
Depreciation and amortization	66,301,914	63,148,804	27,077,745	19,798,708	9,826,148	7,935,006	1,815,127	2,406,676	105,020,934	93,289,194
ORBDA (3)	266,730,922	265,810,555	46,730,285	286,143,214	38,303,329	30,602,408	(15,935,350)	(20,545,234)	335,829,186	562,010,943
Change %	0.3	-	(83.7)	-	25.2	-	-	-	(40.2)	-
% of Net sales	22.9	24.0	10.1	59.1	18.0	14.8	-	-	18.4	31.5

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)

Adjusted operating result (for management purposes we have defined as Net income before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(3)	ORBDA (for management purpose we have defined as Adjusted Operating Result before Depreciation and Amortization).
(4)

The net impact, related to early termination of Budweiser license,  on International Business Operating segment earnings was a one-time gain of ThCh$ 211,228,960 in ORBDA and a loss in Other for an amount of ThCh$ 2,386,517.

(5)

The net impact, related to early termination of Budweiser license (See Note 1 – General information, letter C), on CCU’s consolidated earnings was a one-time gain of ThCh$ 208,842,443 in ORBDA and ThCh$ 157,358,973 in Net income attributable to equity holder of the parent.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

b)      Information as per operating segments for the years ended December 31, 2018 and 2017:

	Chile		International Business		Wines		Others		Total
	2018	2017	2018 (4)	2017	2018	2017	2018 (4)	2017	2018 (5)	2017
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	1,080,974,052	1,020,763,055	473,972,819	457,178,413	201,305,759	200,455,713	-	-	1,756,252,630	1,678,397,181
Other income	15,754,493	14,667,777	9,404,839	2,740,533	4,190,594	3,105,064	(2,320,219)	(549,761)	27,029,707	19,963,613
Sales revenue between segments	12,845,646	11,688,658	548,184	398,100	1,022,378	893,005	(14,416,208)	(12,979,763)	-	-
Net sales	1,109,574,191	1,047,119,490	483,925,842	460,317,046	206,518,731	204,453,782	(16,736,427)	(13,529,524)	1,783,282,337	1,698,360,794
Change %	6.0	-	5.1	-	1.0	-	-	-	5.0	-
Cost of sales	(501,255,744)	(483,604,499)	(230,068,601)	(190,387,412)	(133,271,578)	(126,244,373)	4,584,531	1,497,629	(860,011,392)	(798,738,655)
% of Net sales	45.2	46.2	47.5	41.4	64.5	61.7	-	-	48.2	47.0
Gross margin	608,318,447	563,514,991	253,857,241	269,929,634	73,247,153	78,209,409	(12,151,896)	(12,031,895)	923,270,945	899,622,139
% of Net sales	54.8	53.8	52.5	58.6	35.5	38.3	-	-	51.8	53.0
MSD&A (1)	(407,242,869)	(383,169,121)	(210,591,361)	(225,341,789)	(52,408,689)	(53,941,735)	(11,332,903)	(6,330,835)	(681,575,822)	(668,783,480)
% of Net sales	36.7	36.6	43.5	49.0	25.4	26.4	-	-	38.2	39.4
Other operating income (expenses)	1,586,173	2,438,416	223,078,626	678,153	1,828,938	251,765	532,889	687,209	227,026,626	4,055,543
Adjusted operating result (2)	202,661,751	182,784,286	266,344,506	45,265,998	22,667,402	24,519,439	(22,951,910)	(17,675,521)	468,721,749	234,894,202
Change %	10.9	-	488.4	-	(7.6)	-	-	-	99.5	-
% of Net sales	18.3	17.5	55.0	9.8	11.0	12.0	-	-	26.3	13.8
Net financial expense	-	-	-	-	-	-	-	-	(7,766,206)	(19,115,361)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	(10,815,520)	(8,914,097)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	3,299,657	(2,563,019)
Results as per adjustment units	-	-	-	-	-	-	-	-	742,041	(110,539)
Other gains (losses)	-	-	-	-	-	-	-	-	4,029,627	(7,716,791)
Income before taxes									458,211,348	196,474,395
Tax income (expense)									(136,126,817)	(48,365,976)
Net income for year									322,084,531	148,108,419
Non-controlling interests									15,193,739	18,501,066
Net income attributable to equity holders of the parent									306,890,792	129,607,353
Depreciation and amortization	63,148,804	64,807,818	19,798,708	15,568,301	7,935,006	7,505,440	2,406,676	4,317,945	93,289,194	92,199,504
ORBDA (3)	265,810,555	247,592,104	286,143,214	60,834,299	30,602,408	32,024,879	(20,545,234)	(13,357,576)	562,010,943	327,093,706
Change %	7.4	-	370.4	-	(4.4)	-	-	-	71.8	-
% of Net sales	24.0	23.6	59.1	13.2	14.8	15.7	-	-	31.5	19.3

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)

Adjusted operating result (for management purposes we have defined as Net income before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(3)	ORBDA (for management purpose we have defined as Adjusted Operating Result before Depreciation and Amortization).
(4)

The net impact, related to early termination of Budweiser license,  on International Business Operating segment earnings was a one-time gain of ThCh$ 211,228,960 in ORBDA and a loss in Other for an amount of ThCh$ 2,386,517.

(5)

The net impact, related to early termination of Budweiser license (See Note 1 – General information, letter C), on CCU’s consolidated earnings was a one-time gain of ThCh$ 208,842,4443 in ORBDA and ThCh$ 157,358,973 in Net income attributable to equity holder of the parent.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Sales information by geographic location

Net sales per geographical location	For the years ended as of December 31,
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Chile (1)	1,342,369,499	1,289,513,013	1,226,668,091
Argentina (2)	390,443,569	421,607,095	413,466,737
Uruguay	17,805,957	17,708,773	16,402,136
Paraguay	47,148,643	43,565,171	41,823,830
Bolivia (3)	24,773,029	10,888,285	-
Foreign countries	480,171,198	493,769,324	471,692,703
Total	1,822,540,697	1,783,282,337	1,698,360,794

(1)	Includes net sales correspond to Corporate Support Unit and eliminations between geographical locations. Additionally, includes net sales made in Chile of the Wines Operating segment.
(2)	Includes net sales made by the subsidiaries Finca La Celia S.A. and Los Huemules SRL., registered under the Wines Operating segment and Chile Operating segment, respectively.
(3)	See Note 15 – Business combinations, letter a).

Sales information by customer

	For the years ended as of December 31,
Net Sales	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Domestic sales	1,702,109,548	1,664,613,889	1,572,617,473
Exports sales	120,431,149	118,668,448	125,743,321
Total	1,822,540,697	1,783,282,337	1,698,360,794

Sales information by product category

Sales information by product category	For the years ended as of December 31,
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Alcoholic business	1,206,288,857	1,206,506,503	1,158,451,078
Non-alcoholic business	583,258,201	549,746,127	519,946,103
Others (1)	32,993,639	27,029,707	19,963,613
Total	1,822,540,697	1,783,282,337	1,698,360,794

(1)   Others consist mainly of sales of by-products and packaging including bottles, pallets, and glasses.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Depreciation and amortization as per operating segments

Depreciation and amortization	For the years ended as of December 31,
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Chile operating segment	66,301,914	63,148,804	64,807,818
International Business operating segment	27,077,745	19,798,708	15,568,301
Wines operating segment	9,826,148	7,935,006	7,505,440
Others (1)	1,815,127	2,406,676	4,317,945
Total	105,020,934	93,289,194	92,199,504

(1)    Includes depreciation and amortization corresponding to the Corporate Support Units.

Cash flows Operating Segments

Cash flows Operating Segments	For the years ended as of December 31,
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Cash flows from operating activities	242,320,045	429,313,131	262,161,431
Chile operating segment	139,560,085	155,728,711	161,413,504
International business operating segment	3,885,657	228,740,495	58,773,027
Wines operating segment	37,196,293	14,340,011	16,167,068
Others	61,678,010	30,503,914	25,807,832

Cash flows from investing activities	(144,185,726)	(199,002,101)	(173,614,379)
Chile operating segment	(125,009,624)	(115,670,330)	(78,746,298)
International business operating segment	(38,558,437)	(35,475,310)	(32,312,751)
Wines operating segment	(28,895,781)	(16,749,301)	(10,870,574)
Others (1) (*)	48,278,116	(31,107,160)	(51,684,756)

Cash flows from financing activities	(199,420,161)	(52,963,862)	(53,001,198)
Chile operating segment	(14,458,606)	(60,093,788)	(65,996,567)
International business operating segment	25,039,794	(100,573,425)	(8,217,846)
Wines operating segment	439,231	3,741,241	(15,171,642)
Others (1) (*)	(210,440,580)	103,962,110	36,384,857

(1)	Others include Corporate Support Units, due to cash flows are managed by CCU.
(*)	It includes contribution to joint ventures. See Note 8 - Cash and cash equivalents.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and software additions)	For the years ended as of December 31,
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Chile operating segment	69,394,303	78,887,075	80,866,369
International Business operating segment	38,524,717	32,756,828	32,312,751
Wines operating segment	22,020,111	16,961,638	10,948,212
Others (1)	10,548,718	2,834,881	1,638,148
Total	140,487,849	131,440,422	125,765,480

(1)   Others include the capital investments corresponding to the Corporate Support Units.

Assets as per operating segments

Assets as per Operating segment	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Chile operating segment	1,255,267,920	1,183,145,732
International Business operating segment	460,237,744	463,913,523
Wines operating segment	380,892,311	341,959,321
Others (1)	257,292,739	416,846,340
Total	2,353,690,714	2,405,864,916

(1)     Includes assets corresponding to the Corporate Support Units.

Assets per geographic location

Assets per geographical location	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Chile (1)	1,862,882,784	1,924,196,897
Argentina (2)	370,434,173	373,091,516
Uruguay	26,403,153	26,925,415
Paraguay	55,536,326	53,126,091
Bolivia (3)	38,434,278	28,524,997
Total	2,353,690,714	2,405,864,916
(1)

Includes the assets corresponding to the Corporate Support Units and eliminations between geographic location and investments in associates and joint ventures. Additionally, includes part of Wines Operating segment and excludes its argentine subsidiary Finca La Celia S.A.

(2)	Includes the assets of the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L., registered under the Wines Operating segment and Chile Operating segment, respectively.
(3)	See Note 15 – Business combinations, letter a).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Liabilities as per operating segments

Liabilities as per Operating segment	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Chile operating segment	479,278,341	457,517,605
International Business operating segment	170,050,938	172,893,966
Wines operating segment	139,805,629	112,427,830
Others (1)	121,628,583	273,909,572
Total	910,763,491	1,016,748,973

(1)   Others include liabilities corresponding to the Corporate Support Units.

Operating Segment’s additional information

The Consolidated Statement of Income classified according to the Company’s operations management is as follows:

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2019	2018 (*)	2017
		ThCh$	ThCh$	ThCh$
Sales revenue external customers		1,789,547,058	1,756,252,630	1,678,397,181
Other income		32,993,639	27,029,707	19,963,613
Net sales		1,822,540,697	1,783,282,337	1,698,360,794
Change %		2.2	5.0	-
Cost of sales		(908,318,190)	(860,011,392)	(798,738,655)
% of Net sales		49.8	48.2	47.0
Gross margin		914,222,507	923,270,945	899,622,139
% of Net sales		50.2	51.8	53.0
MSD&A (1)		(704,571,238)	(681,575,822)	(668,783,480)
% of Net sales		38.7	38.2	39.4
Other operating income (expenses)		21,156,983	227,026,626	4,055,543
Adjusted operating result (2)		230,808,252	468,721,749	234,894,202
Change %		(50.8)	99.5	-
% of Net sales		12.7	26.3	13.8
Net financial expense	32	(14,602,562)	(7,766,206)	(19,115,361)
Equity and income of associates and joint ventures	16	(16,431,759)	(10,815,520)	(8,914,097)
Foreign currency exchange differences	32	(9,054,155)	3,299,657	(2,563,019)
Results as per adjustment units	32	(8,255,001)	742,041	(110,539)
Other gains (losses)	31	3,156,799	4,029,627	(7,716,791)
Income before taxes		185,621,574	458,211,348	196,474,395
Tax income (expense)	24	(39,975,914)	(136,126,817)	(48,365,976)
Net income for year		145,645,660	322,084,531	148,108,419
Non-controlling interests	28	15,503,968	15,193,739	18,501,066
Net income attributable to equity holders of the parent		130,141,692	306,890,792	129,607,353
Depreciation and amortization	29	105,020,934	93,289,194	92,199,504
ORBDA (3)		335,829,186	562,010,943	327,093,706
Change %		(40.2)	71.8	-
% of Net sales		18.4	31.5	19.3

(*) The net impact, related to early termination of Budweiser license (See Note 1 – General information, letter C), on CCU’s consolidated earnings was a one-time gain of ThCh$ 208,842,443 in ORBDA and ThCh$ 157,358,973 in Net income attributable to equity holder of the parent.

See definition of (1), (2) and (3) in information as per Operating segment under this Note.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The following is a reconciliation of our Net income, the main comparable IFRS measure to Adjusted Operating Result for the years ended December 31, 2019, 2018 and 2017:

	For the years ended December 31,
	2019	2018 (*)	2017
	ThCh$	ThCh$	ThCh$
Net income of year	145,645,660	322,084,531	148,108,419
Add (Subtract):
Other gains (losses)	(3,156,799)	(4,029,627)	7,716,791
Finance income	(13,117,641)	(15,794,456)	(5,050,952)
Finance costs	27,720,203	23,560,662	24,166,313
Share of net loss of joint ventures and associates accounted for using the equity method	16,431,759	10,815,520	8,914,097
Foreign currency exchange differences	9,054,155	(3,299,657)	2,563,019
Result as per adjustment units	8,255,001	(742,041)	110,539
Income tax expense	39,975,914	136,126,817	48,365,976
Adjusted operating result	230,808,252	468,721,749	234,894,202
Depreciation and amortization	105,020,934	93,289,194	92,199,504
ORBDA	335,829,186	562,010,943	327,093,706
(*)
The net impact, related to early termination of Budweiser license (See Note 1 – General information, letter C), on CCU’s consolidated earnings was a one-time gain of ThCh$ 208,842,443 in ORBDA and ThCh$ 157,358,973 in Net income attributable to equity holder of the parent.

The following is a reconciliation of the consolidated amounts presented for MSD&A with the comparable amounts presented on the face of our consolidated statement of income:

	For the years ended December 31.
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Consolidated statement of income
Distribution costs	(327,543,973)	(314,391,183)	(290,227,129)
Administrative expenses	(136,975,243)	(152,376,458)	(142,514,649)
Other expenses by function	(241,479,749)	(216,236,609)	(238,704,061)
Other expenses included in ´Other expenses by function´	1,427,727	1,428,428	2,662,359
Total MSD&A	(704,571,238)	(681,575,822)	(668,783,480)

Segment information by joint ventures and associates

The Administration of the Company review the financial situation and result of the all of their joint ventures and associated that is described in Note 16 – Investments accounted for using equity method.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 7 Financial Instruments

Financial instruments categories

The carrying amounts of each financial instrument category as of each year-end are detailed as follows:

	As of December 31, 2019		As of December 31, 2018
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	3,412,197	-	11,522,482	-
Market securities and investments in other companies	6,245,817	-	11,010,433	-
Derivative hedge assets	157,344	4,670,538	212,554	3,325,079
Total other financial assets	9,815,358	4,670,538	22,745,469	3,325,079
Accounts receivable - trade and other receivable (net)	300,013,940	3,224,627	320,702,339	3,363,123
Accounts receivable from related parties	3,278,685	118,122	3,048,841	190,865
Total accounts receivables	303,292,625	3,342,749	323,751,180	3,553,988
Sub-Total financial assets	313,107,983	8,013,287	346,496,649	6,879,067
Cash and cash equivalents	196,369,224	-	319,014,050	-
Total financial assets	509,477,207	8,013,287	665,510,699	6,879,067
Bank borrowings	42,447,438	99,749,082	38,160,178	75,200,804
Bonds payable	6,744,739	133,806,947	4,081,175	135,281,303
Lease Liabilities / Financial leases obligations	4,857,097	28,213,259	365,972	17,546,162
Deposits for return of bottles and containers	13,290,754	-	13,967,995	-
Total financial liabilities measured at amortized cost	67,340,028	261,769,288	56,575,320	228,028,269
Derivative financial instruments	240,394	-	4,997,124	-
Derivative hedge liabilities	805,306	-	1,194,502	157,028
Total financial derivative liabilities	1,045,700	-	6,191,626	157,028
Total other financial liabilities (*)	68,385,728	261,769,288	62,766,946	228,185,297
Account payable- trade and other payable	306,655,558	26,550	303,380,168	12,413
Accounts payable to related parties	8,979,434	-	6,936,910	-
Total commercial obligations and other accounts payable	315,634,992	26,550	310,317,078	12,413
Total financial liabilities	384,020,720	261,795,838	373,084,024	228,197,710

(*) See Note 21 - Other financial liabilities.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Fair value of Financial instruments

The following tables show fair values, based on financial instrument categories, compared to the carrying amount included in the Consolidated Statements of Financial Position:

a)    Financial assets and liabilities are detailed as follows:

	As of December 31, 2019		As of December 31, 2018
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	3,412,197	3,412,197	11,522,482	11,522,482
Market securities and investments in other companies	6,245,817	6,245,817	11,010,433	11,010,433
Derivative hedge assets	4,827,882	4,827,882	3,537,633	3,537,633
Total other financial assets	14,485,896	14,485,896	26,070,548	26,070,548
Accounts receivable - trade and other receivable (net)	303,238,567	303,238,567	324,065,462	324,065,462
Accounts receivable from related parties	3,396,807	3,396,807	3,239,706	3,239,706
Total accounts receivables	306,635,374	306,635,374	327,305,168	327,305,168
Sub-Total financial assets	321,121,270	321,121,270	353,375,716	353,375,716
Cash and cash equivalents	196,369,224	196,369,224	319,014,050	319,014,050
Total financial assets	517,490,494	517,490,494	672,389,766	672,389,766
Bank borrowings	142,196,520	146,544,455	113,360,982	117,211,707
Bonds payable	140,551,686	189,670,078	139,362,478	187,276,391
Lease Liabilities / Financial leases obligations	33,070,356	41,851,389	17,912,134	24,278,897
Deposits for return of bottles and containers	13,290,754	13,290,754	13,967,995	13,967,995
Total financial liabilities measured at amortized cost	329,109,316	391,356,676	284,603,589	342,734,990
Derivative financial instruments	240,394	240,394	4,997,124	4,997,124
Derivative hedge liabilities	805,306	805,306	1,351,530	1,351,530
Total financial derivative liabilities	1,045,700	1,045,700	6,348,654	6,348,654
Total other financial liabilities (*)	330,155,016	392,402,376	290,952,243	349,083,644
Account payable- trade and other payable	306,682,108	306,682,108	303,392,581	303,392,581
Accounts payable to related parties	8,979,434	8,979,434	6,936,910	6,936,910
Total commercial obligations and other accounts payable	315,661,542	315,661,542	310,329,491	310,329,491
Total financial liabilities	645,816,558	708,063,918	601,281,734	659,413,135

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

b)    Financial instruments by category:

As of December 31, 2019	Fair value with changes in income	Financial assets measured at amortized cost	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	3,412,197	-	-	3,412,197
Marketable securities and investments in other companies	6,245,817	-	-	6,245,817
Derivative hedge assets	-	-	4,827,882	4,827,882
Total other financial assets	9,658,014	-	4,827,882	14,485,896
Cash and cash equivalents	-	196,369,224	-	196,369,224
Trade and other receivable (net)	-	303,238,567	-	303,238,567
Accounts receivable from related parties	-	3,396,807	-	3,396,807
Total financial assets	9,658,014	503,004,598	4,827,882	517,490,494

As of December 31, 2019	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	142,196,520	142,196,520
Bonds payable	-	-	140,551,686	140,551,686
Leases liabilities	-	-	33,070,356	33,070,356
Deposits for return of bottles and containers	-	-	13,290,754	13,290,754
Derivative financial instruments	240,394	-	-	240,394
Derivative hedge liabilities	-	805,306	-	805,306
Total Other financial liabilities	240,394	805,306	329,109,316	330,155,016
Account payable- trade and other payable	-	-	306,682,108	306,682,108
Accounts payable to related parties	-	-	8,979,434	8,979,434
Total financial liabilities	240,394	805,306	644,770,858	645,816,558

As of December 31, 2018	Fair value with changes in income	Financial assets measured at amortized cost	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	11,522,482	-	-	11,522,482
Marketable securities and investments in other companies	11,010,433	-	-	11,010,433
Derivative hedge assets	-	-	3,537,633	3,537,633
Total other financial assets	22,532,915	-	3,537,633	26,070,548
Cash and cash equivalents	-	319,014,050	-	319,014,050
Trade and other receivable (net)	-	324,065,462	-	324,065,462
Accounts receivable from related parties	-	3,239,706	-	3,239,706
Total financial assets	22,532,915	646,319,218	3,537,633	672,389,766

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

As of December 31, 2018	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	113,360,982	113,360,982
Bonds payable	-	-	139,362,478	139,362,478
Financial leases obligations	-	-	17,912,134	17,912,134
Deposits for return of bottles and containers	-	-	13,967,995	13,967,995
Derivative financial instruments	4,997,124	-	-	4,997,124
Derivative hedge liabilities	-	1,351,530	-	1,351,530
Total Other financial liabilities	4,997,124	1,351,530	284,603,589	290,952,243
Account payable- trade and other payable	-	-	303,392,581	303,392,581
Accounts payable to related parties	-	-	6,936,910	6,936,910
Total financial liabilities	4,997,124	1,351,530	594,933,080	601,281,734

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments by type of agreement at the closing of each year are detailed as follows:

	As of December 31, 2019				As of December 31, 2018
	Number of agreements	Nominal amounts thousand	Asset	Liability	Number of agreements	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency interest rate swaps CLP/USD	1	2,000	4,571,984	805,306	1	2,000	3,325,079	1,194,502
Less than a year	-	-	-	805,306	1	-	-	1,194,502
Between 1 and 5 years	1	2,000	4,571,984	-	-	2,000	3,325,079	-
Cross currency interest rate swaps USD/EURO	1	11,600	255,898	-	1	11,600	212,554	157,028
Less than a year	-	-	157,344	-	1	-	212,554	-
Between 1 and 5 years	1	11,600	98,554	-	-	11,600	-	157,028
Total	2		4,827,882	805,306	2		3,537,633	1,351,530
Forwards USD	14	72,593	2,989,286	160,803	32	269,371	11,264,711	3,832,634
Less than a year	14	72,593	2,989,286	160,803	32	269,371	11,264,711	3,832,634
Forwards Euro	5	26,393	412,065	79,591	10	79,326	225,815	1,153,302
Less than a year	5	26,393	412,065	79,591	10	79,326	225,815	1,153,302
Forwards CAD	1	800	10,846	-	3	2,650	28,381	3,986
Less than a year	1	800	10,846	-	3	2,650	28,381	3,986
Forwards GBP	-	-	-	-	4	1,030	3,575	7,202
Less than a year	-	-	-	-	4	1,030	3,575	7,202
Total	20		3,412,197	240,394	49		11,522,482	4,997,124
Total instruments	22		8,240,079	1,045,700	51		15,060,115	6,348,654

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging designation; consequently their effects are recorded in Income, in Other gains (losses).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

In the case of Cross Currency Interest Rate Swaps and the Cross Interest Rate Swaps, these qualify as cash flow hedges of the cash flows related to loans from Banco de Chile and Scotiabank Chile. See additional disclosures in Note 21 – Other financial liabilities.

As of December 31, 2019
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank Chile	Flow interest rate and exchange rate on bank bonds	USD	8,820,379	EUR	8,564,481	255,898	06-18-2021
Banco de Chile	Flow interest rate on bank bonds	UF	59,233,320	CLP	55,466,642	3,766,678	09-15-2021

As of December 31, 2018
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank Chile	Flow interest rate and exchange rate on bank bonds	USD	8,256,869	EUR	8,201,343	55,526	06-18-2021
Banco de Chile	Flow interest rate on bank bonds	UF	60,388,039	CLP	58,257,462	2,130,577	09-15-2021

The Consolidated Statement of Other Comprehensive Income includes under the caption cash flow hedge, for the years ended December 31, 2019, a credit before income taxes of ThCh$  345,986 (ThCh$  63,008 and ThCh$  5,661, in 2018 and  2017, respectively), related to the fair value of Cross Currency Interest Swap and Cross Interest Rate Swap derivatives instruments.

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

Level 3	Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The fair value of financial instruments recorded at fair value in the Consolidated Financial Statements, is detailed as follows:

As of December 31, 2019	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	3,412,197	-	3,412,197	-
Market securities and investments in other companies	6,245,817	6,245,817	-	-
Derivative hedge assets	4,827,882	-	4,827,882	-
Total other financial assets	14,485,896	6,245,817	8,240,079	-
Derivative financial instruments	240,394	-	240,394	-
Derivative hedge liabilities	805,306	-	805,306	-
Total financial derivative liabilities	1,045,700	-	1,045,700	-

As of December 31, 2018	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	11,522,482	-	11,522,482	-
Market securities and investments in other companies	11,010,433	11,010,433	-	-
Derivative hedge assets	3,537,633	-	3,537,633	-
Total other financial assets	26,070,548	11,010,433	15,060,115	-
Derivative financial instruments	4,997,124	-	4,997,124	-
Derivative hedge liabilities	1,351,530	-	1,351,530	-
Total financial derivative liabilities	6,348,654	-	6,348,654	-

During the year ended as of December 31, 2019, the Company has not made any significant instrument transfers between levels 1 and 2.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 8  Cash and cash equivalents

Cash and cash equivalent balances are detailed as follows:

	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$	ThCh$
Cash on hand	242,308	221,071	97,228
Bank balances	71,393,732	64,085,358	45,389,589
Cash	71,636,040	64,306,429	45,486,817
Time deposits	4,356,420	46,723,278	4,804,224
Securities purchased under resale agreements	101,077,015	196,319,058	102,695,758
Investments in mutual funds	5,888,424	10,194,222	16,586,749
Short term investments classified as cash equivalents	106,965,439	206,513,280	119,282,507
Cash equivalents	111,321,859	253,236,558	124,086,731
Overnight deposits	13,411,325	1,471,063	471,054
Total other cash and cash equivalents	13,411,325	1,471,063	471,054
Total	196,369,224	319,014,050	170,044,602

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The composition of cash and cash equivalents by currency as of December 31, 2019, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	92,440	3,964	-	6,727	-	-	139,177	-	242,308
Bank balances	48,583,607	10,176,489	2,592,865	1,577,902	1,384,395	2,763,191	3,184,376	1,130,907	71,393,732
Cash	48,676,047	10,180,453	2,592,865	1,584,629	1,384,395	2,763,191	3,323,553	1,130,907	71,636,040
Time deposits	2,450,392	1,906,028	-	-	-	-	-	-	4,356,420
Securities purchased under resale agreements	101,077,015	-	-	-	-	-	-	-	101,077,015
Investments in mutual funds	-	-	-	5,888,424	-	-	-	-	5,888,424
Short term investments classified as cash equivalents	101,077,015	-	-	5,888,424	-	-	-	-	106,965,439
Cash equivalents	103,527,407	1,906,028	-	5,888,424	-	-	-	-	111,321,859
Overnight deposits	-	13,411,325	-	-	-	-	-	-	13,411,325
Total other cash and cash equivalents	-	13,411,325	-	-	-	-	-	-	13,411,325
Total	152,203,454	25,497,806	2,592,865	7,473,053	1,384,395	2,763,191	3,323,553	1,130,907	196,369,224

The composition of cash and cash equivalents by currency as of December 31, 2018, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	77,940	5,290	-	5,477	-	-	132,364	-	221,071
Bank balances	39,692,222	17,550,277	954,640	1,039,825	548,975	2,495,748	1,127,401	676,270	64,085,358
Cash	39,770,162	17,555,567	954,640	1,045,302	548,975	2,495,748	1,259,765	676,270	64,306,429
Time deposits	24,755,756	-	-	21,967,522	-	-	-	-	46,723,278
Securities purchased under resale agreements	196,319,058	-	-	-	-	-	-	-	196,319,058
Investments in mutual funds	-	-	-	10,194,222	-	-	-	-	10,194,222
Short term investments classified as cash equivalents	196,319,058	-	-	10,194,222	-	-	-	-	206,513,280
Cash equivalents	221,074,814	-	-	32,161,744	-	-	-	-	253,236,558
Overnight deposits	-	1,471,063	-	-	-	-	-	-	1,471,063
Total other cash and cash equivalents	-	1,471,063	-	-	-	-	-	-	1,471,063
Total	260,844,976	19,026,630	954,640	33,207,046	548,975	2,495,748	1,259,765	676,270	319,014,050

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The composition of cash and cash equivalents by currency as of December 31, 2017, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	75,623	16,154	-	5,451	-	-	-	-	97,228
Bank balances	30,110,816	4,691,411	182,966	1,391,103	718,348	7,758,211	-	536,734	45,389,589
Cash	30,186,439	4,707,565	182,966	1,396,554	718,348	7,758,211	-	536,734	45,486,817
Time deposits	4,804,224	-	-	-	-	-	-	-	4,804,224
Securities purchased under resale agreements	102,695,758	-	-	-	-	-	-	-	102,695,758
Investments in mutual funds	-	-	-	16,586,749	-	-	-	-	16,586,749
Short term investments classified as cash equivalents	102,695,758	-	-	16,586,749	-	-	-	-	119,282,507
Cash equivalents	107,499,982	-	-	16,586,749	-	-	-	-	124,086,731
Overnight deposits	-	471,054	-	-	-	-	-	-	471,054
Total other cash and cash equivalents	-	471,054	-	-	-	-	-	-	471,054
Total	137,686,421	5,178,619	182,966	17,983,303	718,348	7,758,211	-	536,734	170,044,602

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The composition of time deposits is detailed as follows:

As of December 31, 2019:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco de Chile	12-27-2019	01-03-2020	CLP	2,450,392	0.12
Banco de Chile	12-27-2019	01-09-2020	USD	1,108,307	0.12
Banco de Chile	12-20-2019	01-10-2020	USD	486,897	0.12
Banco de Chile	12-23-2019	01-06-2020	USD	310,824	0.12
Total				4,356,420

As of December 31, 2018:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco de Chile	12-21-2018	01-30-2019	USD	486,812	0.29
Banco de Chile	12-24-2018	01-09-2019	CLP	1,250,613	0.21
Banco de Chile	12-26-2018	01-25-2019	USD	139,017	0.27
Banco de Chile	12-27-2018	01-25-2019	USD	62,548	0.23
Banco Francés - Argentina	12-07-2018	03-07-2019	ARS	5,921,330	0.53
Banco Francés - Argentina	12-12-2018	03-12-2019	ARS	5,110,766	0.50
Banco HSBC - Argentina	12-12-2018	03-12-2019	ARS	4,921,479	0.50
Banco Itaú - Argentina	11-07-2018	01-07-2019	ARS	6,013,947	0.58
Banco Santander - Chile	12-18-2018	01-10-2019	CLP	2,803,033	0.25
Banco Santander - Chile	12-19-2018	01-10-2019	CLP	10,010,400	0.26
Banco Santander - Chile	12-27-2018	01-24-2019	CLP	10,003,333	0.25
Total				46,723,278

As of December 31, 2017:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Consorcio - Chile	12-20-2017	01-03-2018	CLP	4,804,224	0.24
Total				4,804,224

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The composition of Securities purchased under resale agreements is detailed as follows:

As of December 31, 2019:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-30-2019	01-02-2020	CLP	1,124,056	0.22
BanChile Corredores de Bolsa S.A.	Banco Central de Chile	12-30-2019	01-02-2020	CLP	6,176,480	0.22
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-27-2019	01-02-2020	CLP	2,776,880	0.18
BanChile Corredores de Bolsa S.A.	Banco Itaú Corpbanca - Chile	12-27-2019	01-02-2020	CLP	489,632	0.18
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-30-2019	01-09-2020	CLP	100,005	0.16
BanChile Corredores de Bolsa S.A.	Banco Bice - Chile	12-27-2019	01-02-2020	CLP	734,448	0.18
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-26-2019	01-03-2020	CLP	4,001,333	0.20
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-26-2019	01-03-2020	CLP	9,403,133	0.20
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-27-2019	01-03-2020	CLP	12,003,360	0.21
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-27-2019	01-03-2020	CLP	5,001,400	0.21
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-27-2019	01-03-2020	CLP	4,001,120	0.21
BancoEstado S.A. Corredores de Bolsa	Scotiabank Sudamericano - Chile	12-27-2019	01-02-2020	CLP	1,192,040	0.21
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-27-2019	01-02-2020	CLP	658,478	0.21
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-30-2019	01-09-2020	CLP	200,012	0.18
BancoEstado S.A. Corredores de Bolsa	Scotiabank Sudamericano - Chile	12-27-2019	01-09-2020	CLP	1,200,336	0.21
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-30-2019	01-24-2020	CLP	331,012	0.18
BancoEstado S.A. Corredores de Bolsa	Banco Consorcio - Chile	12-30-2019	01-24-2020	CLP	369,030	0.18
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-26-2019	01-03-2020	CLP	6,002,000	0.20
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-30-2019	01-09-2020	CLP	300,018	0.18
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-23-2019	01-06-2020	CLP	300,168	0.21
BancoEstado S.A. Corredores de Bolsa	Banco Consorcio - Chile	12-23-2019	01-06-2020	CLP	300,168	0.21
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-23-2019	01-06-2020	CLP	1,200,672	0.21
BancoEstado S.A. Corredores de Bolsa	Scotiabank Sudamericano - Chile	12-30-2019	01-16-2020	CLP	3,864,985	0.18
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-30-2019	01-16-2020	CLP	5,959,517	0.18
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-30-2019	01-16-2020	CLP	1,000,060	0.18
BancoEstado S.A. Corredores de Bolsa	Banco Consorcio - Chile	12-30-2019	01-16-2020	CLP	376,110	0.18
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-26-2019	01-03-2020	CLP	500,167	0.20
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Sudamericano - Chile	12-27-2019	01-06-2020	CLP	8,363,007	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-27-2019	01-06-2020	CLP	639,513	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-26-2019	01-03-2020	CLP	1,500,525	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-26-2019	01-03-2020	CLP	1,211,714	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco Bice - Chile	12-26-2019	01-03-2020	CLP	2,289,511	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-26-2019	01-03-2020	CLP	814,100	0.21
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Sudamericano - Chile	12-26-2019	01-03-2020	CLP	2,926,683	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-26-2019	01-03-2020	CLP	5,705,073	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-26-2019	01-03-2020	CLP	5,109,314	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-26-2019	01-03-2020	CLP	2,950,955	0.21
Total					101,077,015

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

As of December 31, 2018:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-17-2018	01-04-2019	CLP	6,807,616	0.24
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-20-2018	01-10-2019	CLP	3,552,994	0.23
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-21-2018	01-10-2019	CLP	1,196,505	0.23
BanChile Corredores de Bolsa S.A.	Banco BICE - Chile	12-21-2018	01-10-2019	CLP	1,997,067	0.23
BanChile Corredores de Bolsa S.A.	Banco Security - Chile	12-21-2018	01-10-2019	CLP	709,418	0.23
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-21-2018	01-10-2019	CLP	296,155	0.23
BanChile Corredores de Bolsa S.A.	Banco Security - Chile	12-21-2018	01-10-2019	CLP	184,213	0.23
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-21-2018	01-16-2019	CLP	283,475	0.23
BanChile Corredores de Bolsa S.A.	Banco Security - Chile	12-21-2018	01-16-2019	CLP	91,813	0.23
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-26-2018	01-15-2019	CLP	10,004,000	0.24
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-26-2018	01-10-2019	CLP	300,885	0.24
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-26-2018	01-10-2019	CLP	1,100,440	0.24
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-26-2018	01-10-2019	CLP	490,196	0.24
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-26-2018	01-10-2019	CLP	5,001,235	0.24
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-28-2018	01-15-2019	CLP	3,500,840	0.24
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-28-2018	01-15-2019	CLP	1,500,360	0.24
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-13-2018	01-14-2019	CLP	4,105,904	0.24
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-14-2018	01-02-2019	CLP	1,094,729	0.24
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-14-2018	01-02-2019	CLP	7,009,520	0.24
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-14-2018	01-02-2019	CLP	1,911,598	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-14-2018	01-02-2019	CLP	415,536	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-14-2018	01-02-2019	CLP	5,690,513	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-14-2018	01-30-2019	CLP	250,340	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-20-2018	01-30-2019	CLP	500,440	0.24
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-24-2018	01-10-2019	CLP	199,653	0.24
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-24-2018	01-10-2019	CLP	950,991	0.24
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-26-2018	01-30-2019	CLP	2,634,725	0.24
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-26-2018	01-30-2019	CLP	6,702,680	0.24
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-26-2018	01-30-2019	CLP	4,829,042	0.24
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-26-2018	01-30-2019	CLP	8,848,606	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-26-2018	01-30-2019	CLP	6,560,550	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-26-2018	01-30-2019	CLP	1,650,525	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-26-2018	01-30-2019	CLP	4,881,954	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Consorcio	12-26-2018	01-30-2019	CLP	3,427,727	0.24
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-27-2018	01-15-2019	CLP	3,279,009	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-27-2018	01-15-2019	CLP	472,241	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-27-2018	01-10-2019	CLP	600,200	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-27-2018	01-15-2019	CLP	3,001,000	0.25
BBVA Corredores de Bolsa Ltda.	Banco del Estado de Chile	11-30-2018	01-04-2019	CLP	3,899,730	0.26
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	11-30-2018	01-04-2019	CLP	2,216,658	0.26
BBVA Corredores de Bolsa Ltda.	Banco del Estado de Chile	12-13-2018	01-02-2019	CLP	2,859,342	0.25
BBVA Corredores de Bolsa Ltda.	Banco del Estado de Chile	12-13-2018	01-30-2019	CLP	270,405	0.25
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-13-2018	01-16-2019	CLP	233,620	0.25
BBVA Corredores de Bolsa Ltda.	Banco Security - Chile	12-13-2018	01-16-2019	CLP	1,969,680	0.25
BBVA Corredores de Bolsa Ltda.	Banco de Chile	12-13-2018	01-02-2019	CLP	3,550,258	0.25
BBVA Corredores de Bolsa Ltda.	Banco Santander - Chile	12-17-2018	01-02-2019	CLP	2,876,187	0.25
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	12-17-2018	01-02-2019	CLP	7,880,787	0.25
BBVA Corredores de Bolsa Ltda.	Scotiabank Chile	12-17-2018	01-16-2019	CLP	1,474,627	0.25
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-17-2018	01-16-2019	CLP	1,550,072	0.25
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	12-17-2018	01-16-2019	CLP	1,230,260	0.25
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-17-2018	01-02-2019	CLP	4,911,284	0.25
BBVA Corredores de Bolsa Ltda.	Banco de Chile	12-19-2018	01-10-2019	CLP	6,881,358	0.26
BBVA Corredores de Bolsa Ltda.	Banco del Estado de Chile	12-19-2018	01-10-2019	CLP	7,941,664	0.26
BBVA Corredores de Bolsa Ltda.	Scotiabank Chile	12-19-2018	01-10-2019	CLP	3,822,988	0.26
BBVA Corredores de Bolsa Ltda.	Banco Santander - Chile	12-19-2018	01-10-2019	CLP	4,451,265	0.26
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	12-19-2018	01-10-2019	CLP	1,963,352	0.26
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	12-19-2018	01-10-2019	CLP	185,620	0.26
BBVA Corredores de Bolsa Ltda.	Banco Security - Chile	12-19-2018	01-10-2019	CLP	1,967,453	0.26
BBVA Corredores de Bolsa Ltda.	Banco Security - Chile	12-19-2018	01-10-2019	CLP	895,503	0.26
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-24-2018	01-10-2019	CLP	4,802,350	0.26
BBVA Corredores de Bolsa Ltda.	Banco Santander - Chile	12-24-2018	01-10-2019	CLP	2,602,140	0.26
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-24-2018	01-10-2019	CLP	2,501,517	0.26
BBVA Corredores de Bolsa Ltda.	Banco de Chile	12-24-2018	01-09-2019	CLP	900,546	0.26
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-27-2018	01-30-2019	CLP	1,190,413	0.26
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-27-2018	01-10-2019	CLP	3,801,316	0.26
BBVA Corredores de Bolsa Ltda.	Scotiabank Chile	12-27-2018	01-15-2019	CLP	9,453,276	0.26
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	12-27-2018	01-09-2019	CLP	2,000,692	0.26
Total					196,319,058

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

As of December 31, 2017:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-12-2017	01-05-2018	CLP	369,413	0.24
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-14-2017	01-05-2018	CLP	144,116	0.24
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-14-2017	01-05-2018	CLP	6,006,912	0.24
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-14-2017	01-05-2018	CLP	196,591	0.24
BanChile Corredores de Bolsa S.A.	Banco Itaú Corpbanca - Chile	12-14-2017	01-05-2018	CLP	970,704	0.24
BanChile Corredores de Bolsa S.A.	Banco Security - Chile	12-14-2017	01-05-2018	CLP	3,796,772	0.24
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-22-2017	01-05-2018	CLP	3,672,751	0.25
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-26-2017	01-05-2018	CLP	2,910,394	0.24
BanChile Corredores de Bolsa S.A.	Banco Itaú Corpbanca - Chile	12-26-2017	01-05-2018	CLP	1,591,406	0.24
BanChile Corredores de Bolsa S.A.	Banco Security - Chile	12-12-2017	01-05-2018	CLP	2,935,603	0.24
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-22-2017	01-05-2018	CLP	2,631,974	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2017	01-04-2018	CLP	80,020	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-22-2017	01-03-2018	CLP	5,003,750	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-28-2017	01-05-2018	CLP	2,750,688	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2017	01-05-2018	CLP	3,000,750	0.25
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-28-2017	01-05-2018	CLP	5,001,250	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-28-2017	01-05-2018	CLP	4,001,000	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-28-2017	01-05-2018	CLP	1,000,250	0.25
BancoEstado S.A. Corredores de Bolsa	Scotiabank Azul - Chile	12-28-2017	01-05-2018	CLP	1,000,250	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-28-2017	01-10-2018	CLP	4,251,063	0.25
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-29-2017	01-10-2018	CLP	3,238,217	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-29-2017	01-10-2018	CLP	2,000,333	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-29-2017	01-10-2018	CLP	1,938,656	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-28-2017	01-30-2018	CLP	1,250,313	0.25
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-29-2017	01-10-2018	CLP	340,057	0.25
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-22-2017	01-10-2018	CLP	2,628,752	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-22-2017	01-10-2018	CLP	1,974,698	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-28-2017	01-15-2018	CLP	3,800,950	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2017	01-04-2018	CLP	950,238	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-22-2017	01-10-2018	CLP	1,000,750	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Internacional - Chile	12-28-2017	01-10-2018	CLP	944,884	0.25
BancoEstado S.A. Corredores de Bolsa	Banco BICE - Chile	12-28-2017	01-10-2018	CLP	2,000,500	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-28-2017	01-10-2018	CLP	8,475,346	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2017	01-04-2018	CLP	225,056	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2017	01-30-2018	CLP	8,102,025	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-29-2017	01-10-2018	CLP	2,524,410	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-28-2017	01-10-2018	CLP	3,833,082	0.25
BBVA Corredores de Bolsa Ltda.	Scotiabank Azul - Chile	12-27-2017	01-08-2018	CLP	1,700,567	0.25
BBVA Corredores de Bolsa Ltda.	Scotiabank Azul - Chile	12-18-2017	01-18-2018	CLP	290,289	0.23
BBVA Corredores de Bolsa Ltda.	Scotiabank Chile	12-28-2017	01-30-2018	CLP	1,455,543	0.23
BBVA Corredores de Bolsa Ltda.	Scotiabank Azul - Chile	12-28-2017	01-30-2018	CLP	2,425,349	0.23
Valores Security S.A. Corredores de Bolsa	Banco Security - Chile	12-27-2017	01-10-2018	CLP	280,086	0.23
Total					102,695,758

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Payments for business acquisitions are detailed as follows:

	For the years ended as of December 31,
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Total disbursement per business acquisition
Other cash payment to acquire interests in joint ventures (1)	13,549,638	59,505,559	49,312,890
Cash flow used for control of subsidiaries or other business (2)	-	49,222,782	7,800,000
Cash flow used in the purchase of non-controlling interests (3)	-	-	1,149,689
Payment for changes in ownership interests in subsidiaries (4)	8,652,268	5,819,495	-
Total	22,201,906	114,547,836	58,262,579

(1)	Corresponds to capital contributions made to Zona Franca Central Cervecera S.A.S.(see Note 16 – Investments accounted using equity method).
(2)

In 2018, the Company, through its subsidiary, CCU Inversiones S.A. correspond to the acquisition of 15.79% of VSPT (see Note 1 – General information, letter D)). In 2017, corresponds to the acquisition of 2.5% of interest in VSPT, through its subsidiary CCU Inversiones S.A. (see Note 1 – General information, letter D)).

(3)	Corresponds to the payment for the acquisition of the 40% of Americas Distilling Investment LLC.
(4)	See Note 15 – Business combinations. For year 2019 letters c) and d) and for year 2018 letters a) and b).

Note 9  Other non-financial assets

The Company maintained the following other non-financial assets:

	As of December 31, 2019		As of December 31, 2018
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Insurances paid	3,709,267	1,701	3,565,768	-
Advertising	8,940,821	5,372,024	7,976,638	3,173,523
Advances to suppliers	7,548,987	-	4,695,341	-
Prepaid expenses	1,068,339	1,510,785	1,685,096	1,705,693
Total advances	21,267,414	6,884,510	17,922,843	4,879,216
Guarantees paid	30,592	139,742	62,316	106,571
Consumables	481,494	-	393,234	-
Dividends receivable	614,591	-	423,994	-
Other	1,500	18,045	59,027	21,363
Total other assets	1,128,177	157,787	938,571	127,934
Total	22,395,591	7,042,297	18,861,414	5,007,150

Nature of each non-financial asset:

a)    Insurances paid: Annual payments for insurances policies are included, which are capitalized and then amortized according the term of the contract.

b)    Advertising: Corresponds to advertising and promotion contracts related to customers and advertising service providers, that promote our brands which are capitalized and then amortized according the term of the contract.

c)    Advances to suppliers: Payments made to suppliers mainly for assets constructions and purchases of property, plants and equipments.

d)    Prepaid expenses: Services paid in advance that give entitlement to benefits usually for a period of 12 months, they are reflected against result as they are accrued.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

e)    Guarantees paid: It is the initial payment for the lease of goods required by the lessor to ensure compliance with the conditions stipulated in the contract.

f)     Materials to be consumed: Under this item are mainly included security supplies, clothing or supplies to be used in administrative offices, such as: eyeglasses, gloves, masks, aprons, etc.

g)    Dividends receivable: Dividends receivable from associates and joint ventures.

Note 10  Trade and other receivables

The trade and other receivables are detailed as follows:

	As of December 31, 2019		As of December 31, 2018
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	154,120,306	-	162,477,091	-
International business operating segment	66,023,849	-	76,166,145	-
Wines operating segment	51,727,913	-	51,478,501	-
Total commercial debtors	271,872,068	-	290,121,737	-
Impairment loss estimate	(5,792,821)	-	(6,059,201)	-
Total commercial debtors - net	266,079,247	-	284,062,536	-
Others accounts receivables (1)	33,934,693	3,224,627	36,639,803	3,363,123
Total other accounts receivable	33,934,693	3,224,627	36,639,803	3,363,123
Total	300,013,940	3,224,627	320,702,339	3,363,123

(1)   As of December 31, 2019, an account receivable is included that relates to the sale of 49% of the participation that CPCh held over Compañía Pisquera Bauzá S.A. where in the current asset it maintains an amount of ThCh$ 1,325,613 (ThCh$ 1,392,650 as of December 31, 2018) and in non-current assets with no balance as of December 31, 2019 (ThCh$ 1,240,461 as of December 31, 2018). The charges received for this transaction as of December 31, 2019 are presented in the Consolidated Statement of Cash Flows, in investment activities, under the heading "Proceeds from the sale of interests in joint ventures"

The Company’s accounts receivable are denominated in the following currencies:

	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Chilean Peso	181,846,678	191,979,443
Argentine Peso	57,199,230	67,553,470
US Dollar	35,796,040	34,113,849
Euro	9,709,996	10,152,559
Unidad de Fomento	3,242,714	2,678,592
Uruguayan Pesos	4,350,677	5,128,068
Paraguayan Guarani	7,411,985	8,774,244
Bolivian	1,919,063	1,340,388
Others currencies	1,762,184	2,344,849
Total	303,238,567	324,065,462

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The detail of the accounts receivable maturities as of December 31, 2019, is detailed as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	154,120,306	145,910,170	4,488,495	758,196	1,264,373	1,699,072
International business operating segment	66,023,849	60,199,888	4,015,211	20,872	167,968	1,619,910
Wines operating segment	51,727,913	44,080,110	7,317,810	155,026	50,090	124,877
Total commercial debtors	271,872,068	250,190,168	15,821,516	934,094	1,482,431	3,443,859
Impairment loss estimate	(5,792,821)	(745,303)	(664,608)	(344,670)	(877,811)	(3,160,429)
Total commercial debtors - net	266,079,247	249,444,865	15,156,908	589,424	604,620	283,430
Others accounts receivables	33,934,693	33,638,366	105,976	138,377	-	51,974
Total other accounts receivable	33,934,693	33,638,366	105,976	138,377	-	51,974
Total current	300,013,940	283,083,231	15,262,884	727,801	604,620	335,404
Others accounts receivables	3,224,627	3,224,627	-	-	-	-
Total non-current	3,224,627	3,224,627	-	-	-	-

The detail of the accounts receivable maturities as of December 31, 2018, is detailed as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	162,477,091	152,644,412	5,928,791	1,085,806	844,101	1,973,981
International business operating segment	76,166,145	63,419,349	9,546,370	1,092,229	701,571	1,406,626
Wines operating segment	51,478,501	44,304,213	6,248,007	272,721	305,811	347,749
Total commercial debtors	290,121,737	260,367,974	21,723,168	2,450,756	1,851,483	3,728,356
Impairment loss estimate	(6,059,201)	(148,214)	(542,195)	(600,433)	(1,407,848)	(3,360,511)
Total commercial debtors - net	284,062,536	260,219,760	21,180,973	1,850,323	443,635	367,845
Others accounts receivables	36,639,803	36,056,454	321,767	162,295	99,233	54
Total other accounts receivable	36,639,803	36,056,454	321,767	162,295	99,233	54
Total current	320,702,339	296,276,214	21,502,740	2,012,618	542,868	367,899
Others accounts receivables	3,363,123	3,363,123	-	-	-	-
Total non-current	3,363,123	3,363,123	-	-	-	-

The Company markets its products through wholesale customers, retail and supermarket chains. As of December 31, 2019, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 29.1% (27.9% in 2018) of the total accounts receivable.

As indicated in the Risk management note (See Note 5 – Risk administration), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% and 99% of the significant accounts receivable balances domestic and export, respectively, of the total of the account receivables.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The general criteria for the determination of the provision for impairment has been established in the framework of IFRS 9, which requires analyzing the behavior of the client portfolio in the long term in order to generate an expected credit loss index by tranches based on the age of the portfolio. This analysis delivered the following results for the Company:

	As of December 31, 2019			As of December 31, 2018
	Credit loss rate	Total carrying amount	Impairment provision	Credit loss rate	Total carrying amount	Impairment provision
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Up to date	0.13%	283,828,534	(745,303)	0.10%	296,424,428	(148,214)
0 a 3 months	4.76%	15,927,492	(664,608)	4.30%	22,044,935	(542,195)
3 a 6 months	36.48%	1,072,471	(344,670)	32.60%	2,613,051	(600,433)
6 a 12 months	100.00%	1,482,431	(877,811)	100.00%	1,950,716	(1,407,848)
More than 12 months	100.00%	3,495,833	(3,160,429)	100.00%	3,728,410	(3,360,511)
Total		305,806,761	(5,792,821)		326,761,540	(6,059,201)

The percentage of impairment determined for the portfolio in each court may differ from the direct application of the previously presented parameters because these percentages are applied to the uncovered portfolio of credit insurance that the Company takes. Past due balances over 6 months and for which no estimates have been made for impairment losses, correspond mainly to items protected by credit insurance. Additionally, there are expired amounts in this stretch, which according to the policy, partial losses due to impairment are estimated based on an individual case-by-case analysis.

For the above mentioned, management estimates that it does not require establishing allowances for further impairment, in addition to those already constituted based on an aging analysis of these balances.

The write-offs of our doubtful clients are once all pre-trial and judicial, efforts have been made and exhausted all means of payment, with the proper demonstration of the insolvency of customers. This process of write off normally takes more than 1 year.

The movement of the impairment losses provision for accounts receivable is as follows:

	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Balance at the beginning of year	(6,059,201)	(4,154,752)
First application effect IFRS 9	-	(192,377)
Initial balance restated	(6,059,201)	(4,347,129)
Estimate of expected credit losses up 12 months	(903,754)	(474,984)
Estimate of expected credit losses longer than 12 months	(964,554)	(1,222,877)
Sub total of impairment estimate for accounts receivable	(1,868,308)	(1,697,861)
Provision of repaired portfolio	(129,841)	(149,303)
Uncollectible accounts	1,389,330	527,545
Add back of unused provisions	441,106	597,359
Estimates resulting from business combinations (1)	-	(1,354,559)
Effect of translation into presentation currency	434,093	364,747
Total	(5,792,821)	(6,059,201)

(1)   See Note 15 – Business Combinations, letter a).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

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

Conditions of the balances and transactions with related parties:

(1)	Business operations agreed upon Chilean peso with a payment condition usually up to 30 days.
(2)	Business operations agreed upon in foreign currencies and with a payment condition up to 30 days. Balances are presented at the closing exchange rate.
(3)

An agreement of the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. due to differences resulting from the capital contributions made by the latter. It establishes a 3% annual interest over capital, with annual payments to be made in eight instalments of UF 1,124 each. Beginning February 28, 2007 and UF 9,995 bullet payment at the last contribution date. In accordance with the contract, Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. renewed the contract for a period of nine years with maturing in the year 2023. Consequently, the UF 9,995 will be paid in nine equal and successive instalments of UF 1,200 each and a final payment of UF 2,050, beginning on February 28, 2015.

(4)

An agreement of grape supply between the subsidiary Compañía Pisquera de Chile S.A. and Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. These contracts stipulate a 3% annual interest on the capital, with a term of eight years, and annual payments with a last payment maturing on May 31, 2020.

(5)

Business operations agreed upon Chilean pesos between the subsidiary Cervecería Kunstmann S.A. with Cervecería Szot SpA., which will accrue interest corresponding to the nominal TAB rate of 30 days plus spread of 0.78% per year. This operation has a duration of twelve months from September 5, 2018, automatically renewable for equal and successive periods, and any of the parties may terminate in advance, by means of a notice to the other, given thirty days in advance of the date on which it is desired to expire.

(6)

Business operations agreed upon Chilean pesos of the subsidiary Cervecería Guayacán SpA. with Inversiones Diaguitas # 33 SpA., which will accrue interest corresponding to the nominal TAB rate of 30 days plus spread of 0.78% per year. This operation has a duration of eighteen months from May 30, 2019.

The transaction table includes the main transactions made with related parties.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The detail of the accounts receivable and payable from related parties as of December 31, 2019 and 2018, are detailed as follows:

Accounts receivable from related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2019	As of December 31, 2018
							ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig	Chile	(1)	Chairman of CCU	Sales of products	CLP	1,334	-
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	19,475	-
76,029,109-9	Inversiones Chile Chico Ltda.	Chile	(1)	Related to the controller's shareholder	Services provided	CLP	1,928	2,959
76,079,669-7	Minera Antucoya	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	350	161
76,111,872-2	Inversiones Tv Medios Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	22	33
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	51
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Services provided	CLP	30,888	51,667
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,437	153
76,363,269-5	Inversiones Alabama Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,046	738
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,948	141
76,481,675-7	Cervecería Szot SpA.	Chile	(5)	Associate of subsidiary (until august 2019)	Loan	CLP	-	50,825
76,481,675-7	Cervecería Szot SpA.	Chile	(1)	Associate of subsidiary (until august 2019)	Services provided	CLP	-	2,869
76,481,675-7	Cervecería Szot SpA.	Chile	(1)	Associate of subsidiary (until august 2019)	Sales of products	CLP	-	23,090
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	11,845	24,029
76,727,040-2	Minera Centinela	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,081	608
76,806,870-4	Transacciones e Inv. Arizona S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	11
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services provided	CLP	22,755	23,229
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	192,227	78,435
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Sales of products	CLP	1,277,205	1,222,832
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation	Services provided	CLP	380,253	751,805
81,148,200-5	Ferrocarril de Antofagasta a Bolivia S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	5,453	5,070
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Advance purchase	CLP	800,000	14,393
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Shareholder of subsidiary	Sales of products	UF	48,353	47,082
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	UF	33,827	32,149
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	2,898	1,478
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,173	1,264
91,021,000-9	Invexans S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	32	33
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's shareholder	Sales of products	CLP	2,141	3,929
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	6,841	4,384
92,048,000-4	SAAM S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	85	149
93,920,000-2	Antofagasta Minerals S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	3,218	3,167
94,625,000-7	Inversiones Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	177,270	195,720
96,427,000-7	Inversiones y Rentas S.A.	Chile	(1)	Controller	Services provided	CLP	2,708	3,465
96,536,010-7	Inversiones Consolidadas Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,325	853
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	889	3,545
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Sales of products	CLP	936	-
96,645,790-2	Socofin S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,028	-
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	315
96,790,240-3	Minera Los Pelambres	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	588	300
96,819,020-2	Agrícola El Cerrito S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	22	11
96,847,140-6	Inmobiliaria Norte Verde S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	32	33
96,892,490-7	Protección y Seguridad S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	248	-
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services provided	CLP	9,516	-
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Services provided	CLP	126,755	139,647
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Remittance send	CLP	-	2,923
96,922,250-7	Agrícola Valle Nuevo S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	32	33
96,951,040-5	Inversiones Rosario S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	65	22
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	9,767	44,604
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Remittance send	CLP	-	20,035
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Services provided	CLP	17,626	269,616
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Sales of products	CLP	-	11,071
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture	Sales of products	USD	77,375	9,480
0-E	QSR S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Sales of products	PYG	688	434
Total							3,278,685	3,048,841

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2019	As of December 31, 2018
							ThCh$	ThCh$
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	UF	118,122	143,783
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Shareholder of subsidiary	Sales of products	UF	-	47,082
Total							118,122	190,865

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Accounts payable to related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2019	As of December 31, 2018
							ThCh$	ThCh$
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	148,288	277,515
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	24,910	32,646
76,460,328-1	Inversiones Diaguitas #33 SpA.	Chile	(6)	Shareholder of subsidiary	Loan	CLP	188,669	-
76,455,830-8	DiWatts S.A.	Chile	(1)	Related joint venture shareholder	Purchase of products	CLP	161,612	-
76,481,675-7	Cervecería Szot SpA.	Chile	(1)	Associate of subsidiary	Purchase of products	CLP	-	2,199
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	9	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	480	8,704
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Services received	CLP	72,148	92,129
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	1,972	4,218
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	258,133	1,160,168
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	-	417
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	919	-
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Purchase of products	CLP	1,898	44,239
94,058,000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	911	1,711
94,625,000-7	Inversiones Enex S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	-	76
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	654,756	736,974
96,689,310-9	Transbank S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	273	5,868
96,798,520-1	Saam Extraportuarios S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	807	17,201
96,810,030-0	Radiodifusión SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	14,230	41,170
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	1,792	15,724
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Remittance received	CLP	-	7,869
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	1,806,688	1,204,662
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty	CLP	76,420	109,091
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Services received	CLP	22,230	1,244
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	-	19,920
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Remittance received	CLP	-	46,708
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Consignation sales	CLP	-	211,985
0-E	Ecor Ltda.	Bolivia	(2)	Related to the subsidiary's shareholder	Services received	BOB	30,565	11,879
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture	Services received	USD	145,454	24,449
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to the subsidiary's shareholder	Purchase of products	Euros	11,893	12,256
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	License and technical assistance	Euros	59,740	120,726
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	USD	1,355,062	1,044,963
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	License and technical assistance	Euros	2,100,423	1,486,100
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	USD	1,554,066	12,879
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services received	USD	-	1,025
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	122	-
0-E	Banco BASA S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	-	18
0-E	Emprendimientos Hoteleros S.A.E.C.A	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	11,334	11,249
0-E	Watt's Alimentos S.A.	Paraguay	(2)	Related joint venture shareholder	Purchase of products	USD	112,891	106,531
0-E	Hoteles Contemporáneos S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	494	-
0-E	Société des Produits Nestlé S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Royalty	CHF	160,245	62,397
Total							8,979,434	6,936,910

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Most significant transactions and effects on results:

As of December 31, 2019 and 2018 the most significant transactions with related parties that are not subsidiaries of the Company and their effect on the Consolidated Statement of Income are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2019		2018
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
76,079,669-7	Minera Antucoya	Chile	Related to the controller's shareholder	Sales of products	2,813	1,988	2,045	1,454
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	2,054,644	(2,054,644)	2,641,844	(2,641,844)
76,178,803-5	Viña Tabali S.A.	Chile	Related to the controller's shareholder	Services provided	69,567	25,771	90,214	90,214
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	14,493,784	-	4,522,295	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	160,967	(160,967)	159,652	(159,652)
76,727,040-2	Minera Centinela	Chile	Related to the controller's shareholder	Sales of products	9,016	6,372	7,246	5,152
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	135,589	(135,589)	113,507	(113,507)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	796,617	614,988	773,056	589,466
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	544,738	(544,738)	405,845	(405,845)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	6,975,121	4,492,551	5,691,405	3,761,223
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	10,237,934	-	10,555,440	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	2,289,097	2,289,097	2,756,584	2,756,584
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services received	269,996	(269,996)	302,332	(302,332)
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	3,886,021	-	990,073	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of products	4,496,965	-	5,432,008	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	928,507	-	768,325	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan	36,828	4,285	35,016	3,863
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Shareholder of subsidiary	Sales of products	12,367	8,164	3,731	2,464
90,703,000-8	Nestlé Chile S.A.	Chile	Related to the controller	Dividends paid	4,931,641	-	3,922,143	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	19,952	13,932	20,362	14,330
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	200,481	(200,481)	227,106	(227,106)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	444,367	(444,367)	277,482	(277,482)
92,048,000-4	SAAM S.A.	Chile	Related to the controller's shareholder	Services received	-	-	11,453	(5,366)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	38,007	28,630	34,966	27,973
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	1,394,919	988,572	1,434,303	1,020,286
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	112,614,526	-	35,137,554	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	9,176	9,176	9,106	9,106
96,571,220-8	BanChile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	531,200,000	-	1,231,060,000	-
96,571,220-8	BanChile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	552,594,958	274,958	1,220,115,263	1,225,263
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	5,201,040	-	3,823,086	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	86,790	81,906	35,852	28,656
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	-	-	87,894	(87,894)
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	1,188	840	1,095	779
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	187,378	(187,378)	167,149	(167,149)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	41,188	-	83,711	-
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services received	306,153	(306,153)	470,325	(470,325)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	14,235,437	-	10,055,050	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	438,258	-	372,088	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	331,083	(331,083)	329,276	(329,276)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	253,789	253,789	258,099	258,099
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	71,885	51,102	38,444	28,125
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	149,209	(149,209)	165,325	(165,325)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	106,006,335	-	374,540,529	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	75,540,396	2,859	42,723,097	(753,383)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	105,256,049	175,733	371,884,715	343,839
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	393,096	(393,096)	368,839	(368,839)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	246,431	223,733	247,781	218,469
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Purchase of products	5,515	(5,515)	24,944	(24,944)
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Capital decrease	11,200,000	-	-	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Services provided	325,857	325,857	444,677	444,677
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Consignation sales	956,516	-	3,029,169	-
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	Associate (until july 2019)	Sales of products	-	-	194,516	73,916
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	157,818	(157,818)	67,426	(67,426)
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	Joint venture	Capital contribution	13,563,816	-	59,505,559	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	265,594	(265,594)	247,395	(247,395)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	13,916,593	-	11,604,832	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	10,395,266	(10,395,266)	9,678,688	(9,678,688)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	116,703	(116,703)	73,733	(73,733)
0-E	Banco BASA S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,458	797	-	-
0-E	Chajha S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	4,284	893	2,003	1,318
0-E	Cigar Trading S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	704	368	671	392
0-E	Club Libertad	Paraguay	Related to the subsidiary's shareholder	Sales of products	3,304	1,412	7,697	4,737
0-E	Consignataria de Ganado S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	239	60	-	-
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	15,626	9,009	12,401	8,101
0-E	Fundación Ñande Paraguay	Paraguay	Related to the subsidiary's shareholder	Sales of products	-	-	1,602	947
0-E	Fundación Ramón T. Cartes	Paraguay	Related to the subsidiary's shareholder	Sales of products	3,860	1,005	217	107
0-E	Ganadera Las Pampas S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	457	135	836	242
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	967	665	5,973	4,154
0-E	La Misión S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	774	543	871	610
0-E	Palermo S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	3,161	1,040	4,069	2,825
0-E	QSR S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	93,590	60,787	32,858	19,080
0-E	Tabacalera del Este S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	3,489	2,152	25,861	16,339
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	984,337	(984,337)	706,629	(706,629)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

As of December 31, 2018 and 2017 the most significant transactions with related parties that are not subsidiaries of the Company and their effect on the Consolidated Statement of Income are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2018		2017
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
76,079,669-7	Minera Antucoya	Chile	Related to the controller's shareholder	Sales of products	2,045	1,454	1,501	1,200
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	2,641,844	(2,641,844)	2,064,067	(2,064,067)
76,178,803-5	Viña Tabali S.A.	Chile	Related to the controller's shareholder	Services provided	90,214	90,214	85,931	85,931
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	4,522,295	-	4,457,428	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	159,652	(159,652)	183,292	(183,292)
76,481,675-7	Cervecería Szot SpA.	Chile	Associate of subsidiary	Capital contribution	-	-	52,771	-
76,727,040-2	Minera Centinela	Chile	Related to the controller's shareholder	Sales of products	7,246	5,152	5,085	4,068
76,553,712-6	Heliservicios S.A.	Chile	Related to the controller	Services received	-	-	17,760	(17,760)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	113,507	(113,507)	152,578	(152,578)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	773,056	589,466	640,590	484,283
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	405,845	(405,845)	355,279	(355,279)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	5,691,405	3,761,223	4,807,422	2,884,453
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	10,555,440	-	11,062,488	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	2,756,584	2,756,584	3,154,653	3,154,653
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services received	302,332	(302,332)	162,589	(162,589)
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	990,073	-	818,433	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of products	5,432,008	-	4,956,446	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	768,325	-	637,313	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan	35,016	3,863	25,204	6,467
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	3,731	2,464	4,727	3,116
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	3,922,143	-	4,158,228	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	20,362	14,330	15,941	12,753
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	227,106	(227,106)	260,177	(260,177)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	277,482	(277,482)	298,865	(298,865)
92,048,000-4	SAAM S.A.	Chile	Related to the controller's shareholder	Services received	11,453	(5,366)	103	(9)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	34,966	27,973	33,441	26,753
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	1,434,303	1,020,286	1,445,395	1,156,316
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	35,137,554	-	34,633,542	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	9,106	9,106	9,622	9,622
96,571,220-8	BanChile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	1,231,060,000	-	645,420,000	-
96,571,220-8	BanChile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	1,220,115,263	1,225,263	653,920,000	720,312
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	3,823,086	-	19,251,592	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	35,852	28,656	91,198	72,958
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	87,894	(87,894)	83,946	(83,946)
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	1,095	779	1,150	920
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	167,149	(167,149)	131,269	(131,269)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	83,711	-	55,148	-
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services received	470,325	(470,325)	391,598	(391,598)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	10,055,050	-	8,481,780	-
96,919,980-7	Cervecería Austral S.A.	Chille	Joint venture	Dividends received	372,088	-	245,068	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	329,276	(329,276)	333,356	(333,356)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	258,099	258,099	253,473	253,473
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	38,444	28,125	413,117	183,835
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	165,325	(165,325)	369,097	(369,097)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	374,540,529	-	2,146,826	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	42,723,097	(753,383)	63,548,208	5,500,174
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	371,884,715	343,839	21,152,221	3,596
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	368,839	(368,839)	359,579	(359,579)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	247,781	218,469	219,821	175,857
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Purchase of products	24,944	(24,944)	393,705	(393,705)
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Remittance send	-	-	717,900	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Services provided	444,677	444,677	731,310	731,310
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Consignation sales	3,029,169	-	2,804,870	-
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	Associate (until july 2018)	Sales of products	194,516	73,916	425,664	161,752
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	67,426	(67,426)	-	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	-	-	28,232,532	-
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	Joint venture	Capital contribution	59,505,559	-	21,080,358	-
0-E	Americas Distilling Investments	United States	Associate of subsidiary	Capital contribution	-	-	1,043,720	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	247,395	(247,395)	211,740	(211,740)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	11,604,832	-	13,493,244	-
0-E	Heineken Brouwerijen B.V	Netherlands	Related to the controller's shareholder	Sales of products	-	-	846,179	634,634
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	9,678,688	(9,678,688)	11,051,487	(11,051,487)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	73,733	(73,733)	166,677	(166,677)
0-E	Chajha S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	2,003	1,318	2,139	1,497
0-E	Cigar Trading S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	671	392	630	441
0-E	Club Libertad	Paraguay	Related to the subsidiary's shareholder	Sales of products	7,697	4,737	6,358	4,450
0-E	Consignataria de Ganado S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	-	-	327	229
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	12,401	8,101	3,162	2,214
0-E	Fundación Ñande Paraguay	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,602	947	2,998	2,099
0-E	Fundación Ramón T. Cartes	Paraguay	Related to the subsidiary's shareholder	Sales of products	217	107	283	198
0-E	Ganadera las Pampas S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	836	242	1,575	1,103
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	5,973	4,154	2,714	1,900
0-E	La Misión S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	871	610	-	-
0-E	Palermo S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	4,069	2,825	7,354	5,148
0-E	QSR S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	32,858	19,080	31,154	21,808
0-E	Tabacalera del Este S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	25,861	16,339	58,202	40,741
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	706,629	(706,629)	410,421	(410,421)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members, each of whom is in office for a 3-year term and may be re-elected.

The Board was appointed at the Ordinary Shareholders´ Meeting held on April 17, 2019, being elected Messrs. Andrónico Luksic Craig, Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Carlos Molina Solís, José Miguel Barros van Hövell tot Westerflier, Hemmo Parson, Rory Cullinan and Vittorio Corbo Lioi, the latter independent according to article 50 bis of Law Nº18,046. The Chairman and the Vice Chairman, as well as the members of the Audit Committee were appointed at the Board of Directors´ meeting held on April 17, 2019. At the same meeting, and according to article 50 bis of Law N° 18,046, the independent Director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which is composed of Directors Messrs. Corbo, Pérez and Molina. Additionally, Messrs. Corbo and Molina were appointed as members of the Audit Committee, both meeting the independence criteria under the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange Rules. The Board of Directors also resolved that Directors Messrs. Pérez and Barros shall participate in the Audit Committee´s meetings as observers.

The Ordinary Shareholders´ Meeting referred to above resolved to maintain the remuneration of the Directors agreed at the previous Ordinary Shareholders´ Meeting, which consists of a gross monthly fee for attendance to Board Meetings of UF 100 per Director, and UF 200 for the Chairman, regardless of the number of meetings held within such period, plus an amount equivalent to 3% of the distributed dividends, for the Board as a whole, at a rate of one-ninth for each Director and in proportion to the time each one served as such during the year 2019. If the distributed dividends exceed 50% of the net profits, the Board of Directors’ variable remuneration shall be calculated over a maximum 50% of such profits.

Additionally, the Ordinary Shareholders´ Meeting resolved that those Directors that are members of the Directors Committee receive a gross remuneration of UF 50 for each meeting they attend, plus the amount that, as the percentage of the dividends, is required to complete one third of the total remuneration a Director is entitled to pursuant to article 50 bis of Law Nº 18,046 and Regulation N° 1956 of the CMF. Directors that are members and observers of the Audit Committee receive a gross monthly remuneration of UF 50.

The remunerations of Directors and Chief Executives of the Company are composed as follows:

Directors’ remunerations:

	For the years ended as of December 31,
	2019 (*)	2018	2017
	ThCh$	ThCh$	ThCh$
Audit's Committee	47,386	29,185	23,222
Directors' Committee	47,154	35,179	23,470
Attendance meetings fee	1,266,892	952,490	962,074
Dividend Participation	6,038,934	2,270,840	2,137,753

(*) Includes payments of attendance meetings fee and dividend participation accrued in 2018.

Chief Executives’ remunerations:

	For the years ended as of December 31,
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Directors' Committee	13,650	16,457	14,195
Attendance meetings fee	190,080	178,913	177,927
Dividend Participation	18,541	22,144	32,692

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The Chief Executives’ Remuneration as of December 31, 2019 amounted to ThCh$ 7,993,975 (ThCh$ 7,308,365 in 2018 and ThCh$ 6,449,061 in 2017). The Company grants to the Chief Executives annual bonuses, which have an optional, discretional and variable nature, not contractual and assigned according to compliance of individual and corporate goals and based on the incomes of the year.

Note 12 Inventories

The inventories balances are detailed as follows:

	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Finished products	83,163,323	83,843,751
In process products	3,539,351	3,109,463
Raw material	129,926,627	127,732,091
In transit raw material	10,556,865	8,488,881
Materials and products	6,494,675	6,206,087
Realizable net value estimate and obsolescence	(1,246,380)	(1,318,036)
Total	232,434,461	228,062,237

The Company wrote off a total of ThCh$ 1,962,689, ThCh$ 3,296,095 and ThCh$ 2,981,075 against net realizable value and obsolescence for the years ended as of December 31, 2019, 2018 and 2017, respectively.

Additionally, the Company presents an estimate for inventory impairment which includes amounts related to low turnover, technical obsolescence and/or products recalled from the market.

The movement of net realizable value and obsolescence estimate is detailed as follows:

	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Initial balance	(1,318,036)	(1,538,133)
Inventories write-down estimation	(1,642,147)	(3,081,986)
Estimates resulting from business combinations (1)	(210,816)	(101,244)
Inventories recognised as an expense	1,962,689	3,296,095
Business combinations effect	(38,070)	107,232
Total	(1,246,380)	(1,318,036)

(1)   See Note 15 – Business Combinations, letter c).

As of December 31, 2019 and 2018, the Company does not have any inventory pledged as guarantee for financial obligations.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 13 Biological assets

The Company recorded under Current biological assets the agricultural activities (grapes) derived from production of plantations that will be destined to be an input to the following process of the wine production.

The costs associated to the agricultural activities (grapes) are accumulated to the harvest date.

The valuation of current biological assets is described in Note 2 - Summary of significant accounting policies, 2.10.

The movement of current biological assets is detailed as follows:

ThCh$
As of January 1 2018
Historic cost	8,157,688
Book Value	8,157,688

As of December 31, 2018
Acquisitions	20,871,261
Decreases due to harvesting	(20,634,418)
Other increases (decreases) (1)	95,342
Changes	332,185
Book Value	8,489,873

As of December 31, 2018
Historic cost	8,489,873
Book Value	8,489,873

As of December 31, 2019
Acquisitions	14,028,209
Decreases due to harvesting	(13,153,317)
Other increases (decreases) (1)	94,306
Changes	969,198
Book Value	9,459,071

As of December 31, 2019
Historic cost	9,459,071
Book Value	9,459,071

(1) Mainly corresponds to the financial effect of the application IAS 29 “Financial reporting in hyperinflationary economies”.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 14 Non-current assets of disposal groups classified as held for sale

a)        International Business Operating segment

-

During September 2015, the Board of subsidiary Saenz Briones & Cía. S.A.I.C. authorized the sale of property located in Luján de Cuyo city, Province of Mendoza, Argentina. At the date of issuance of these Consolidated Financial Statements the administration is still committed with a sale plan for this property. In order to to seek out a buyer and keep high probabilities to sale it the subsidiary has changed the Real Estate Broker.

b)        Wine Operating segment

-

In 2015, the Board of subsidiary Viña Valles de Chile S.A. (legal and continuing successor of Viña Misiones de Rengo S.A. after the merge performed on June 1, 2013) authorized the sale of certain fixed assets located in Rengo city, Provincia de Cachapoal, Sexta Región. Due to the aforementioned these assets were classified as Non-current assets classified as held for sale.

At the date of issuance of these Consolidated Financial Statements these assets, by an amount of ThCh$ 1.884.958, were reclassified as PPE considering all the requirements stablished by IFRS 5 Non-current assets classifies as held for sale.

-

During the last quarter of 2009, the Board of Tamarí S.A. (merged with Finca la Celia S.A. legal and continuing successor as of April 1, 2011) authorized the sale of fixed assets which includes the winery with facilities for processing and storage of wines as well as of acres that surround it and the guest house for an amount of ThCh$ 529.415.

During 2010, the Company hired a specialist broker for such assets. Later, on December 13, 2011 a contract was signed for the sale of these assets, receiving payments for US$ 150.000 and a guarantee for US$ 700.000.

At the date of issuance of these Consolidated Financial Statements this transaction is presented net of impairment provision in Trade and other current receivables.

As described in Note 2 - Summary of significant accounting policies, 2.18, non-current assets of disposal groups classified as held for sale have been recorded at the lower of carrying amount and fair value less cost to sale on December 31, 2019:

Assets held for sale are detailed as follows:

Non-current assets of disposal groups classified as held for sale	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Land	228,181	1,894,078
Constructions	144,985	718,203
Machinery	9,972	168,326
Total	383,138	2,780,607

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 15 Business Combinations

a)  Bebidas Bolivianas BBO S.A.

      On May 7, 2014, the Company acquired 34% of the stock rights of Bebidas Bolivianas BBO S.A. a Bolivian closed stock company that produces soft drinks and beers in three factories located in the cities of Santa Cruz de la Sierra and Nuestra Señora de la Paz. The amount of this transaction was US$ 24.303.000, equivalents to ThCh$ 13,776,885. On December 9, 2015, the Company paid an increased of capital for an amount of US$ 2,720,000, equivalents to ThCh$ 1,921,245. On June 8, 2016 and November 10, 2016, the Company paid an increased of capital for an amount of US$ 2,221,696, equivalents to ThCh$ 1,510,420 and US$ 1,019,970, equivalents to ThCh$ 663,951, respectively. This transaction did not change the percentage of participation because both partners concurred in proportion to their current participation.

      Subsequently, on August 9, 2018, the Company acquired an additional 17% of the shares of BBO for an amount of US$ 8,500,000, equivalents to ThCh$ 5,457,935, remaining with a 51% stake in BBO, on this date the Company proceeded to consolidate this business.

      The Company has determined the fair values of assets and liabilities for this business combination (see Note 1 – General information, letter D).

On September 20, 2018, the Company paid committed capital of US$ 1,530,029 (equivalent to ThCh$ 1,044,688) in BBO. This transaction did not change the percentage of participation because both partners concurred in proportion to their current participation.

On June 28, 2019 and on July 11, 2019 the subsidiary CCU Inversiones II Ltda. made capital contributions to Bebidas Bolivianas BBO S.A. for an amount of US$ 1,249,713 (equivalent to ThCh$ 849,630) and an amount of US$ 178,305 (equivalents to ThCh$ 122,210) respectively. This transaction did not change the percentage of participation because both partners concurred in proportion to their current participation.

b)  Cervecera Guayacán SpA.

      On August 31, 2018, the subsidiary Cervecería Kunstmann S.A. (CK) acquired an additional 30.0004% of the stock rights of Cervecera Guayacán SpA., for an amount of ThCh$ 361,560, equivalent to 39,232 shares and the subscription and payment of ThCh$ 470,711, equivalent to 49,038 shares. As a consequence above mentioned CK has the 50.0004% stake in Cervecera Guayacán SpA.

      The Company has determined the fair values of assets and liabilities for this business combination (see Note 1 - General information, letter D).

c)  Bodega San Juan S.A.U.

      In December 2018, the subsidiary Viña San Pedro Tarapacá S.A. (VSPT) signed an agreement to acquire a part of the Pernod Ricard wine business in Argentina. The purchase agreement, subject to local regulatory approval, included the Argentine wine brands Graffigna, Colón and Santa Silvia, which represent approximately 1.5 million boxes of 9-liter wine bottles per year. Bodegas Graffigna has a winery warehouse in the province of San Juan, two fields in the same province, and a field in Mendoza.

On January 28, 2019, the Argentine subsidiary Finca La Celia S.A. established the company Bodega San Juan S.A.U. making a capital contribution of ARS 100,000, in order to use it as a vehicle for the acquisition of the Graffigna, Colón and Santa Silvia wine business of Pernod Ricard Argentina S.R.L., in addition to the purchase of Graffigna winery and the Pocito vineyards, Cañada Honda and La Consulta.

On May 31, 2019, the subsidiary VSPT made a capital contribution to the subsidiary Finca La Celia S.A. by US$ 14,000,000, equivalent to ThCh$ 9,910,040 and on the same date the subsidiary Finca La Celia S.A. made a capital contribution to Bodega San Juan S.A.U. for US$ 2,806,820, equivalent to ThCh$ 1,986,836.

The contributions indicated above were used to purchase assets from Pernod Ricard Argentina S.R.L.

For the acquisition described above, the provisional fair values of the assets and liabilities have been determined (see Note 1 – General information, letter D).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

d)  Cervecería Szot SpA.

On August 30, 2019, the subsidiary Cervecería Kunstmann S.A. (CK) acquired an additional 5,001% of Cervecería Szot SpA. coming from the purchase of 5,001 shares, equivalent to ThCh$ 6,156. As a result of the aforementioned, CK reached a total interest of 50.001% on said subsidiary.

For the acquisition described above, the provisional fair values of the assets and liabilities have been determined (see Note 1 – General information, letter D).

As of December 31, 2019, the Company has no other business combinations.

Note 16 Investments accounted for using equity method

Joint ventures and Associates

As of December 31, 2019 and 2018, the Company recorded investments qualifying as joint venture and associates.

The share value of investments in joint ventures and associates are detailed as follows:

	Percentage of participation	As of December 31, 2019	As of December 31, 2018
	%	ThCh$	ThCh$
Cervecería Austral S.A.	50,00	8,607,390	7,327,949
Foods Compañía de Alimentos CCU S.A. (1)	50,00	1,709,803	12,012,276
Central Cervecera de Colombia S.A.S.	50,00	25,334,386	40,681,482
Zona Franca Central Cervecera S.A.S.	50,00	99,278,045	80,766,534
Total joint ventures		134,929,624	140,788,241
Other companies		1,168,438	1,229,540
Total associated		1,168,438	1,229,540
Total		136,098,062	142,017,781

(1)     See Note 16 – Investments accounted for using equity method, number (2).

The above mentioned values include goodwill generated in the acquisition of the following joint venture and associate, which are presented net of any impairment loss:

	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Total	1,894,770	1,894,770

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The result accrued in joint ventures and associates are detailed as follows:

	For the years ended as of December 31,
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Cervecería Austral S.A.	1,930,395	1,638,811	952,235
Foods Compañía de Alimentos CCU S.A.	897,526	792,376	165,905
Central Cervecera de Colombia S.A.S.	(18,755,448)	(11,804,950)	(8,646,651)
Zona Franca Central Cervecera S.A.S.	(562,416)	(391,465)	87,583
Total joint ventures	(16,489,943)	(9,765,228)	(7,440,928)
Bebidas Bolivianas BBO S.A. (1)	-	(921,812)	(1,459,916)
Other companies (2)	58,184	(128,480)	(13,253)
Total associated	58,184	(1,050,292)	(1,473,169)
Total	(16,431,759)	(10,815,520)	(8,914,097)

(1)   See Note 15 – Business combinations, letter a).

(2)   See Note 15 – Business combinations, letter b).

Changes in investments in joint ventures and associates are detailed as follows:

	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Balance at the beginning of year	142,017,781	99,270,280
Other payments to acquire interests in joint ventures	13,549,638	59,505,559
Participation in the joint ventures and associates (loss)	(16,431,759)	(10,815,520)
Capital decrease (1)	(11,200,000)	-
Dividends received	(614,591)	(423,994)
Business combinations (2)	(241,885)	(14,144,241)
Others	9,018,878	8,625,697
Total	136,098,062	142,017,781

(1)   See Note 16 – Investments accounted for using equity method, number (2).

(2)   See Note 15 – Business combinations.

Significant matters regarding investments accounted for using the equity method are detailed as follows:

(1) Cervecería Austral S.A.

A closed stock company that operates as a beer manufacturing facility in the southern end of Chile, which is the southernmost brewery in the world.

(2) Foods Compañía de Alimentos CCU S.A. (Foods)

Foods, is a closed stock company that participated in the business of snacks and foods in Chile. At the end of 2015, Foods sold the Calaf and Natur brands to Empresas Carozzi S.A. In addition Foods was the main shareholder of Alimentos Nutrabien S.A. and owned the Nutra Bien brand. On December 17, 2018, Foods and subsidiary CCU Inversiones S.A. sold 100% of the shares of Alimentos Nutrabien S.A. to Ideal S.A.

On November 18, 2019 at the Ordinary Shareholders Meeting, it was agreed to decrease the capital of the company by an amount of ThCh$ 22,400,000, leaving a final capital of ThCh$ 12,144,358. This decrease was paid in proportion to the number of shares held by each shareholder as of the date of said Meeting.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

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

Subsequently, on August 16, 2017, CCU, through its subsidiary CCU Inversiones ll Limitada, acquired 50% of the shares of a company incorporated in Colombia called Zona Franca Central Cervecera S.A.S. (ZF CC), which relates to a joint agreements and that qualifies as a joint operations, in which CCU and Grupo Postobón participate as equal shareholders. The amount of this transaction was US$ 10,204, equivalents to ThCh$ 6,432. The purpose of ZF CC is acting exclusively as industrial user of one or more free trade zones; manufacturing and selling products of its own brands and through licenses to CCC. CCC markets these products.

For the purposes above, previous associations involves the construction of a beer production plant, with an annual total capacity of 3,000,000 hectoliters.

The Parties will also invest in CCC and ZF CC an approximate amount of US$ 200,000,000 in equal parts, following a gradual investment plan agreed by the parties.

As of December 31, 2019 and 2018, the total amount contributed to CCC and ZF CC was US$ 255,734,458 (equivalents to ThCh$ 166,698,958) and US$ 236,857,949 (equivalents to ThCh$ 153,149,320), respectively.

The Company does not have any contingent liabilities related to joint ventures and associates as December 31, 2019.

As of December 31, 2019 and 2018, the significant items of the financial statements of 100% of joint ventures and associates are summarized as follows:

	Joint ventures	Joint ventures
	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Assets and Liabilities
Current assets	135,905,220	206,761,242
Non-current assets	319,779,443	246,997,507
Current liabilities	122,826,437	172,143,127
Non-current liabilities	65,850,124	2,893,856

	Joint ventures			Associates
	For the years ended as of December 31,
	2019	2018	2017	2017
	ThCh$	ThCh$	ThCh$	ThCh$
Income Statement (Summarized)
Net sales	124,808,755	70,296,729	57,417,288	19,760,918
Operating result	(42,670,725)	(21,173,985)	(18,606,383)	(4,086,973)
Net income for year	(31,752,130)	(19,886,274)	(14,352,788)	(4,462,733)
Other comprehensive income	(49,363,608)	(24,720,721)	(27,052,015)	(5,761,515)
Depreciation and amortization	(752,201)	(2,656,715)	(2,618,567)	(2,818,923)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 17  Intangible assets other than goodwill

The intangible assets movement are detailed as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2018
Historic cost	63,804,999	31,499,321	2,250,027	659,730	98,214,077
Accumulated amortization	-	(20,674,588)	-	(507,009)	(21,181,597)
Book Value	63,804,999	10,824,733	2,250,027	152,721	77,032,480

As of December 31, 2018
Additions (1)	16,647,981	3,431,842	784,900	-	20,864,723
Additions for business combinations (cost) (2)	7,168,245	67,119	-	-	7,235,364
Divestitures (cost)	-	-	(92,415)	-	(92,415)
Amortization of year	-	(2,999,205)	-	(39,751)	(3,038,956)
Conversion effect	(1,251,533)	(164,197)	-	(44,251)	(1,459,981)
Effect of conversion (amortization)	-	(212,119)	-	(23,841)	(235,960)
Others increase (decreased) (3)	18,117,445	323,268	-	218,174	18,658,887
Changes	40,682,138	446,708	692,485	110,331	41,931,662
Book Value	104,487,137	11,271,441	2,942,512	263,052	118,964,142

As of December 31, 2018
Historic cost	104,487,137	35,157,353	2,942,512	833,653	143,420,655
Accumulated amortization	-	(23,885,912)	-	(570,601)	(24,456,513)
Book Value	104,487,137	11,271,441	2,942,512	263,052	118,964,142

As of December 31, 2019
Additions	-	7,624,915	268,321	-	7,893,236
Additions for business combinations (cost) (2)	393,946	-	-	-	393,946
Amortization of year	-	(3,363,211)	-	(99,933)	(3,463,144)
Conversion effect	(12,069,829)	(478,931)	-	(121,562)	(12,670,322)
Effect of conversion (amortization)	-	188,764	-	37,420	226,184
Others increase (decreased) (3)	13,535,980	605,356	-	133,288	14,274,624
Changes	1,860,097	4,576,893	268,321	(50,787)	6,654,524
Book Value	106,347,234	15,848,334	3,210,833	212,265	125,618,666

As of December 31, 2019
Historic cost	106,347,234	42,908,693	3,210,833	845,379	153,312,139
Accumulated amortization	-	(27,060,359)	-	(633,114)	(27,693,473)
Book Value	106,347,234	15,848,334	3,210,833	212,265	125,618,666

(1) Corresponds mainly to the brands mentioned in Note 1 – General information, letter C).

(2) See Note 15 – Business combinations.

(3) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.

There are no restrictions or pledges on intangible assets.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The cash generating units associated to the trademarks are detailed as follows:

Segment	Cash Generating Unit	As of December 31, 2019	As of December 31, 2018
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	32,109,965	31,659,575
	Manantial S.A.	1,166,000	1,166,000
	Compañía Pisquera de Chile S.A.	1,363,782	1,363,782
	Cervecería Kunstmann S.A. (3) (5)	1,091,223	1,091,223
	Sub-Total	35,730,970	35,280,580
International Business	CCU Argentina S.A. and subsidiaries (1)	38,839,911	36,807,884
	Marzurel S.A., Coralina S.A. and Milotur S.A.	2,482,090	2,651,576
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	3,542,203	3,558,832
	Bebidas Bolivianas BBO S.A. (2)	5,864,121	6,363,540
	Sub-Total	50,728,325	49,381,832
Wines	Viña San Pedro Tarapacá S.A. (4)	19,887,939	19,824,725
	Sub-Total	19,887,939	19,824,725
Total		106,347,234	104,487,137

(1)   See Note 1 – General Information, letter C).

(2)   See Note 15 – Business combinations, letter a).

(3)   See Note 15 – Business combinations, letter b).

(4)   See Note 15 – Business combinations, letter c).

(5)   See Note 15 – Business combinations, letter d).

Management has not found any evidence of impairment of intangible assets. The same methodology described in Note 18 - Goodwill, has been used for trademarks with indefinite useful lives.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 18 Goodwill

The goodwill movement is detailed as follows:

Goodwill
ThCh$
As of January 1, 2018
Historic cost	94,617,474
Book Value	94,617,474

As of December 31, 2018
Additions for business combinations (1)	10,832,577
Other increases (decreases) (2)	21,881,066
Conversion effect	(4,286,216)
Changes	28,427,427
Book Value	123,044,901

As of December 31, 2018
Historic cost	123,044,901
Book Value	123,044,901

As of December 31, 2019
Additions for business combinations (1)	306,691
Other increases (decreases) (2)	9,153,712
Conversion effect	(7,549,866)
Changes	1,910,537
Book Value	124,955,438

As of December 31, 2019
Historic cost	124,955,438
Book Value	124,955,438

(1) See Note 15 – Business combinations, letter a) and d).

(2) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

For the purpose of impairment testing, goodwill acquired in a business combination is allocated as of the acquisition date to each of the CGUs, or groups of CGUs that is expected to benefit from the business combination synergies. The carrying amount of goodwill assigned to the CGUs within the Company’s segments is detailed as follows:

Segment	Cash Generating Unit	As of December 31, 2019	As of December 31, 2018
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	25,257,686	25,257,686
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	9,808,550	9,808,550
	Los Huemules S.R.L.	5,892	8,679
	Cervecería Kunstmann S.A.	456,007	456,007
	Cervecería Szot SpA. (1)	202,469	-
	Sub-Total	44,609,849	44,410,167
International Business	CCU Argentina S.A. and subsidiaries	26,014,868	24,863,266
	Marzurel S.A., Coralina S.A. and Milotur S.A.	4,422,841	4,839,916
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	5,214,846	5,236,732
	Bebidas Bolivianas BBO S.A. (2)	12,276,890	11,278,676
	Sub-Total	47,929,445	46,218,590
Wines	Viña San Pedro Tarapacá S.A.	32,416,144	32,416,144
	Sub-Total	32,416,144	32,416,144
Total		124,955,438	123,044,901

(1)   See Note 15 – Business combinations, letter d).

(2)   See Note 15 – Business combinations, letter a).

Goodwill assigned to the CGUs is subject to impairment test on an annually basis or more frequently if there are signs of potential impairment. These signs may include a significant change in the economic environment that could affect the business scenario, new legal provisions, operational performance indicators or the disposal of an important part of a CGU. The impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount. The recoverable value of each CGU is determined as the highest amount between its value in use and its fair value minus the cost of selling. The management considers that the value in use approach, determined by a discounted cash flow model, is the most reliable method to determine the recoverable values of the CGU.

The following table shows the most relevant inputs for each CGU in where there is a relevant Goodwill and / or intangible assets with indefinite useful life assigned:

	Chile	Argentina	Uruguay	Paraguay	Bolivia

Estimated CAPEX for the year 2020 ThCh$	138,497	39,347	919	827	2,324
Perpetual growth	3.00%	2.20%	3.00%	2.20%	4.50%
Discount rate	7.53%	17.25%	9.31%	10.25%	10.00%

The following describes some considerations applied when determining the corresponding values in use of the CGUs that have Goodwill and / or intangible assets with indefinite useful life assigned:

Projection period: A five-year horizon is considered for all units / brands. An exceptionally longer period of time (no longer than ten years), is considered for those units / brands that require a longer maturation period.

Cash Flow: To determine the value in use, the Company has used cash flow projections in line with the time horizon described above, based on budgets, strategic plans and projections reviewed by management for the same period of time. Given the maturity of our business, these budgets have been historicaly consistent with the results.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Management’s cash flow projection included significant judgements and assumptions relating to perpetual growth rates and discount rates.

Perpetual growth: Although the Company expects a higher volume and price growth in the medium and long term, a nominal growth of 3% has been assumed for the perpetuity in Chilean units, which is a conservative assumption considering the historical capacity and nature of the business where the company operates. In the case of Paraguay and Argentina, a perpetuity rate of 2.2% is used, consistent with the expected long-term growth for these countries. For Bolivia, a perpetuity rate of 4.5% equivalent to long-term inflation is used. In the case of Uruguay, a perpetuity rate of 3.0% is used, which is composed by the average inflation rate of the United States of America mentioned above, plus an 80% of Uruguay's potential GDP growth in the long term (1.0% - 1.1%).

Discount rate: Corresponds to the nominal WACC (Weighted Average Cost of Capital) rate of each country.

According to the sensitivities calculated, the Administration determines that there is no reasonably possible change in the assumptions tested that could cause the carrying amount exceeds the recoverable value. As of December 31, 2019, the Administration has not noted signs of impairment in Goodwill or Intangible assets with indefinite useful lives.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 19 Property, plant and equipment

Property, plant and equipment movements are detailed as follows:

	Land, buildings and construction	Machinery and equipment	Bottles and containers	Other Equipment	Assets under construction	Furniture, accessories and vehicles	Under production vines	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2018
Historic cost	622,388,974	485,977,017	159,541,057	142,280,575	108,606,889	79,194,908	29,367,600	1,627,357,020
Accumulated depreciation	(179,320,875)	(280,432,996)	(86,748,741)	(94,621,343)	-	(53,842,782)	(14,476,855)	(709,443,592)
Book Value	443,068,099	205,544,021	72,792,316	47,659,232	108,606,889	25,352,126	14,890,745	917,913,428

As of December 31, 2018
Additions	-	-	-	-	123,230,196	-	-	123,230,196
Additions of historic cost by business combination	12,734,666	7,481,173	4,940,095	3,656,444	99,432	824,392	-	29,736,202
Additions of accumulated depreciation by business combination	(762,783)	(7,432,623)	(2,384,378)	(2,509,968)	-	(752,521)	-	(13,842,273)
Transfers	39,838,515	45,234,574	26,616,253	16,798,523	(137,622,837)	6,919,683	2,215,289	-
Conversion effect historic cost	(5,754,382)	(14,801,093)	(20,321,228)	(6,309,411)	(1,509,220)	(594,460)	(159,909)	(49,449,703)
Write off (cost)	(72,907)	(2,578,367)	(3,449,791)	(13,306,471)	-	(1,797,179)	-	(21,204,715)
Write off (depreciation)	5,707	2,397,406	2,541,051	13,063,328	-	1,270,646	-	19,278,138
Capitalized interests	-	-	-	-	609,921	-	-	609,921
Depreciation	(17,172,212)	(27,289,843)	(23,911,356)	(14,882,856)	-	(6,025,870)	(1,017,002)	(90,299,139)
Conversion effect depreciation	707,133	6,290,990	12,688,447	5,358,799	-	288,185	92,393	25,425,947
Others increase (decreased) (1)	26,662,381	31,149,984	19,091,618	2,850,058	4,240,542	290,325	673,686	84,958,594
Divestitures (cost)	(2,476,636)	(790,001)	(5,687,343)	(2,573,198)	(226,716)	(4,051,693)	(1,206,401)	(17,011,988)
Divestitures (depreciation)	85,208	264,080	4,249,122	2,417,657	-	3,960,623	945,333	11,922,023
Changes	53,794,690	39,926,280	14,372,490	4,562,905	(11,178,682)	332,131	1,543,389	103,353,203
Book Value	496,862,789	245,470,301	87,164,806	52,222,137	97,428,207	25,684,257	16,434,134	1,021,266,631

As of December 31, 2018
Historic cost	693,438,996	552,095,601	180,757,354	143,550,263	97,428,207	80,890,915	30,862,740	1,779,024,076
Accumulated depreciation	(196,576,207)	(306,625,300)	(93,592,548)	(91,328,126)	-	(55,206,658)	(14,428,606)	(757,757,445)
Book Value	496,862,789	245,470,301	87,164,806	52,222,137	97,428,207	25,684,257	16,434,134	1,021,266,631

As of December 31, 2019
Additions	-	-	-	-	131,852,714	-	-	131,852,714
Additions of historic cost by business combination	8,271,085	2,605,523	2,672	-	-	-	-	10,879,280
Additions of accumulated depreciation by business combination	(5,168)	(14,806)	(838)	-	-	-	-	(20,812)
Transfers	39,314,971	29,945,516	19,737,192	18,915,984	(117,631,917)	7,304,360	2,413,894	-
Conversion effect historic cost	(11,615,913)	(18,521,702)	(18,784,647)	(5,216,819)	(1,119,515)	(299,589)	(244,966)	(55,803,151)
Write off (cost)	(916,048)	(1,686,432)	(5,447,699)	(19,566,224)	-	(18,177,535)	-	(45,793,938)
Write off (depreciation)	772,278	1,250,400	4,464,153	19,540,873	-	18,095,047	-	44,122,751
Capitalized interests	-	-	-	-	909,256	-	-	909,256
Depreciation (2)	(22,502,711)	(32,380,334)	(23,542,865)	(15,756,612)	-	(6,904,318)	(1,132,431)	(102,219,271)
Conversion effect depreciation	399,539	2,071,105	5,068,567	1,712,436	-	152,781	-	9,404,428
Others increase (decreased) (1)	13,715,717	24,772,155	15,358,642	3,240,126	5,731,215	269,831	273,374	63,361,060
Divestitures (cost)	(1,861)	(40,001)	(405,192)	(5,835,237)	(583,270)	(8,872)	(428,543)	(7,302,976)
Divestitures (depreciation)	1,609	2,064	336,276	5,758,846	-	6,986	-	6,105,781
Additions by IFRS 16	16,411,597	2,879,880	-	-	-	1,480,925	-	20,772,402
Changes	43,845,095	10,883,368	(3,213,739)	2,793,373	19,158,483	1,919,616	881,328	76,267,524
Book Value	540,707,884	256,353,669	83,951,067	55,015,510	116,586,690	27,603,873	17,315,462	1,097,534,155

As of December 31, 2019
Historic cost	760,199,222	592,555,555	190,100,694	133,582,436	116,586,690	72,083,918	31,942,579	1,897,051,094
Accumulated depreciation	(219,491,338)	(336,201,886)	(106,149,627)	(78,566,926)	-	(44,480,045)	(14,627,117)	(799,516,939)
Book Value	540,707,884	256,353,669	83,951,067	55,015,510	116,586,690	27,603,873	17,315,462	1,097,534,155
(1)    Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.

(2)    Includes depreciation of the right of use assets according to IFRS16. See Note 4 - Accounting changes, letter a).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The balance of the land at the end of each year is as follows:

	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Land	265,724,058	249,548,928
Total	265,724,058	249,548,928

Capitalized interest as of December 31, 2019, amounted ThCh$ 909,256  (ThCh$  609,921 in 2018 and ThCh$ 1,042,045 in 2017)), using an annually capitalization rate of 3.68% (3.71% in 2018 and 4.25% in 2017).

The Company, through its subsidiary Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land. The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of December 31, 2019, the Company maintained approximately 5,080 hectares of which 4,046 are for vines in production stage. Of the total hectares mentioned above, 3,710 correspond to own land and 336 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2019, the production in plant vines yield was approximately 52.9 million kilos of grapes (52.4 million kilos of grapes in 2018).

By the nature of business of the Company, in the value of the assets it is not considered to start an allowance for cost of dismantling, removal or restoration.

In relation to the impairment losses of property, plant and equipment, the Management has not perceived evidence of impairment with respect to these at December 31, 2019.

The depreciation for the year ended as of December 31, 2019 and 2018, recognized in net incomes and other assets is as follows:

	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Recognized in net incomes	99,466,718	87,569,949
Recognized in others assets	2,752,553	2,729,190
Total	102,219,271	90,299,139

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Assets under leases:

The carrying amount of land and buildings, machinery, equipment and accessories and other properties, plant and equipment relates to lease agreements.

The movement of the assets for right of use as of December 31, 2019 is as follows:

	Land and buildings	Machinery	Fixtures and accessories	Other properties, plants and equipment	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2019
Historic cost	13,585,966	206,968	-	49,863	13,842,797
Accumulated depreciation	(1,334,818)	(181,824)	-	(6,095)	(1,522,737)
Book Value (*)	12,251,148	25,144	-	43,768	12,320,060

As of December 31, 2019
Conversion effect historic cost	-	-	(4,542)	-	(4,542)
Depreciation	86,001	3,427	(1,947)	-	87,481
Conversion effect depreciation	-	-	1,879	68	1,947
Others increase (decreased) (1)	(1,672,077)	(8,750)	14,111	(923)	(1,667,639)
Additions of right of use assets	16,406,527	2,907,407	1,400,812	57,656	20,772,402
Depreciation of right of use assets	(3,670,669)	(1,495,128)	(504,841)	(34,950)	(5,705,588)
Changes	11,149,782	1,406,956	905,472	21,851	13,484,061
Book Value	23,400,930	1,432,100	905,472	65,619	25,804,121
As of December 31, 2019
Historic cost	28,320,416	3,105,625	1,410,382	106,596	32,943,019
Accumulated depreciation	(4,919,486)	(1,673,525)	(504,910)	(40,977)	(7,138,898)
Book Value	23,400,930	1,432,100	905,472	65,619	25,804,121

(1)   It corresponds mainly to the financial effect of the application of IAS 29 “Financial Information in Hyperinflationary Economies.

(*)   Corresponds to the financial leases obligations under IAS 17.

In Note 21 – Other financial liabilities, letter B) includes the detail of the lease agreements, and it also reconciles the total amount of the future minimum lease payments and their current value as regards such assets.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 20 Investment Property

Investment property movements are detailed as follows:

	Lands	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2018
Historic cost	4,458,835	2,131,827	6,590,662
Depreciation	-	(765,303)	(765,303)
Book Value	4,458,835	1,366,524	5,825,359

As of December 31, 2018
Additions	-	3,613	3,613
Depreciation	-	(49,728)	(49,728)
Conversion effect (depreciation)	(429,377)	(269,737)	(699,114)
Conversion effect	-	68,416	68,416
Other increases (decreases) (1)	2,695,795	871,615	3,567,410
Changes	2,266,418	624,179	2,890,597
Book Value	6,725,253	1,990,703	8,715,956

As of December 31, 2018
Historic cost	6,725,253	2,737,318	9,462,571
Depreciation	-	(746,615)	(746,615)
Book Value	6,725,253	1,990,703	8,715,956

As of December 31, 2019
Additions	-	132,462	132,462
Divestitures	(695,289)	-	(695,289)
Depreciation	-	(64,088)	(64,088)
Conversion effect (depreciation)	(1,042,090)	(391,483)	(1,433,573)
Conversion effect	-	23,854	23,854
Other increases (decreases) (1)	1,191,644	442,308	1,633,952
Changes	(545,735)	143,053	(402,682)
Book Value	6,179,518	2,133,756	8,313,274

As of December 31, 2019
Historic cost	6,179,518	2,920,605	9,100,123
Depreciation	-	(786,849)	(786,849)
Book Value	6,179,518	2,133,756	8,313,274

(1) Corresponds to the financial effect of the application IAS 29 Financial reporting in hyperinflationary economies.

Investment property includes seventeen land properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes, with one apartment for being leased and generating ThCh$ 3,825 revenue during year 2019 (ThCh$ 158,235 in 2018 and ThCh$ 193,839 in 2017). Additionally, there are four properties in Argentina, which are leased and generated an income for ThCh$ 104,334 for year 2019 (ThCh$ 97,312 in 2018 and ThCh$ 135,064 in 2017). In addition, the expenses associated with such investment properties amounted to ThCh$ 67,096 for the year ended as of December 31, 2019 (ThCh$ 50,874 in 2018 and ThCh$ 60,452 in 2017).

The market valuation of investment properties exceeds 100% of the book value.

The fair value, of investment property that represent 96% of the carrying amount is ThCh$ 10,939,073.

Management has not detected any evidence of impairment of investment property.

The Company does not maintain any pledge or restriction over investment property items.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 21 Other financial liabilities

Debts and financial liabilities classified according to the type of obligation and their classifications in the Consolidated Financial Statements are detailed as follows:

	As of December 31, 2019		As of December 31, 2018
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank borrowings (*)	42,447,438	99,749,082	38,160,178	75,200,804
Bonds payable (*)	6,744,739	133,806,947	4,081,175	135,281,303
Leases liabilities (*) / Financial leases obligations (*)	4,857,097	28,213,259	365,972	17,546,162
Derivative financial instruments (**)	240,394	-	4,997,124	-
Derivative hedge liabilities (**)	805,306	-	1,194,502	157,028
Deposits for return of bottles and containers	13,290,754	-	13,967,995	-
Total	68,385,728	261,769,288	62,766,946	228,185,297

(1)  See Note 5 – Risk administration.

(2) See Note 7 – Financial instruments.

(*) Includes leases recognized by IFRS 16, See Note 4 - Accounting changes, letter a).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The maturities and interest rates of these obligations are detailed as follows:

Current loan and financial obligation

As of December 31, 2019:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	UF	2,037	2,629	4,666	Monthly	4.87
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	10,715,017	10,715,017	At maturity	2.20
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	USD	-	11,370,518	11,370,518	At maturity	2.47
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	-	7,629,611	7,629,611	At maturity	3.08
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	-	9,089	9,089	At maturity	2.90
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	USD	-	45,102	45,102	At maturity	3.64
91,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	319,034	319,034	At maturity	4.56
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	13,500	4,500	18,000	Monthly	6.00
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	22,500	-	22,500	Monthly	5.76
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	9,761	3,286	13,047	Monthly	6.12
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	22,183	30,027	52,210	Monthly	5.14
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	16,667	11,113	27,780	Monthly	4.44
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	20,834	27,776	48,610	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	25,468	-	25,468	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	41,300	-	41,300	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	30,880	20,791	51,671	Monthly	4.73
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	39,281	53,063	92,344	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	31,200	83,600	114,800	Monthly	5.16
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	300,155	-	300,155	Monthly	0.31
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	997,853	-	997,853	Monthly	2.34
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	45,100	-	45,100	At maturity	4.92
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	6,384	400,000	406,384	At maturity	4.56
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	296,906	299,397	596,303	Monthly	5.02
96,981,310-6	Cervecería Kunstmann S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	-	14,896	14,896	At maturity	3.83
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	8,444	8,444	At maturity	4.00
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	1,589,137	1,589,137	Semiannual	3.45
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	322,400	-	322,400	At maturity	4.68
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	4,385,390	-	4,385,390	At maturity	55.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	2,474,461	-	2,474,461	At maturity	53.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	41,808	-	41,808	Quarterly	5.00
0-E	Milotur S.A.	Uruguay	0-E	Banco Itaú	Uruguay	UI	332,747	331,593	664,340	Monthly	4.80
Total							9,478,815	32,968,623	42,447,438

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 – Financial instruments.

(*)The amount based on the undiscounted contractual flows is found in  Note 5 – Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	22,133	66,397	88,530	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	93,127	284,229	377,356	Monthly	3.95
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	541	631	1,172	Monthly	17.00
Subtotal							115,801	351,257	467,058
90,413,000-1	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	25,324	81,810	107,134	Monthly	1.48
90,413,000-1	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	104,848	495,766	600,614	Monthly	4.73
90,413,000-1	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	133,037	483,206	616,243	Monthly	4.56
90,413,000-1	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	492,185	1,596,949	2,089,134	Monthly	1.92
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	26,841	76,616	103,457	Monthly	62.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	329,178	490,070	819,248	Monthly	10.16
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UI	13,553	40,656	54,209	Monthly	5.95
Subtotal leases by IFRS 16 (**)							1,124,966	3,265,073	4,390,039
Total							1,240,767	3,616,330	4,857,097

(*) The amount based on the undiscounted contractual flows is found in  Note 5 – Risk administration.

(**) The interest rates for IFRS 16 correspond to average rates.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 23/03/2009	Chile	UF	661,567	5,128,436	5,790,003	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	-	954,736	954,736	Semiannual	2.90
Total							661,567	6,083,172	6,744,739

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 – Financial instruments.

(*)The amount based on the undiscounted contractual flows is found in  Note 5 – Risk administration.

As of December 31, 2018:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	UF	1,091	3,578	4,669	Monthly	4.87
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	-	10,535,493	10,535,493	At maturity	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	USD	-	5,670,991	5,670,991	At maturity	2.90
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	-	10,576,858	10,576,858	At maturity	2.96
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	11,007	-	11,007	At maturity	3.38
91,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	309,108	309,108	At maturity	4.56
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	10,829	7,300	18,129	Monthly	5.48
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	13,500	40,500	54,000	Monthly	6.00
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	18,868	18,666	37,534	Monthly	5.88
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	22,500	67,500	90,000	Monthly	5.76
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	16,666	50,000	66,666	Monthly	4.44
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	20,833	62,501	83,334	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	31,200	93,600	124,800	Monthly	5.16
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	41,700	125,100	166,800	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	73,030	224,475	297,505	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	28,669	64,826	93,495	Monthly	5.02
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	39,951	90,476	130,427	Monthly	4.73
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	37,588	115,166	152,754	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	9,192	28,382	37,574	Monthly	6.12
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	45,100	-	45,100	At maturity	4.92
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	6,536	-	6,536	At maturity	4.56
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	210,510	647,019	857,529	Monthly	5.02
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	1,026,099	1,026,099	At maturity	3.64
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	2,016,815	2,016,815	At maturity	3.98
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	326,560	-	326,560	At maturity	4.68
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	ARS	226,995	278,924	505,919	Monthly	32.50
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Galicia	Argentina	ARS	506,614	545,956	1,052,570	Quarterly	23.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco BBVA	Argentina	ARS	736,905	-	736,905	At maturity	64.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	245,193	-	245,193	At maturity	6.20
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	-	208,701	208,701	At maturity	4.30
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	210,949	-	210,949	At maturity	5.25
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	210,101	-	210,101	At maturity	6.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	388,865	-	388,865	At maturity	49.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	238,536	-	238,536	At maturity	66.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	-	643,278	643,278	Quarterly	68.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	-	136,453	136,453	Quarterly	68.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	-	116,959	116,959	Quarterly	68.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	-	38,986	38,986	Quarterly	68.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Superville	Argentina	USD	-	210,829	210,829	At maturity	6.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	38,735	-	38,735	Quarterly	5.00
0-E	Milotur S.A.	Uruguay	0-E	Banco Itaú	Uruguay	UI	110,633	326,783	437,416	Monthly	4.80
Total							3,878,856	34,281,322	38,160,178

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 – Financial instruments.

(*)The amount based on the undiscounted contractual flows is found in  Note 5 – Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
76,077,848-6	Cervecera Belga de la Patagonia S.A.	Chile	97,015,000-5	Banco Santander	Chile	UF	2,090	5,639	7,729	Monthly	6.27
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	87,629	267,426	355,055	Monthly	3.95
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	797	2,391	3,188	Monthly	17.00
Total							90,516	275,456	365,972

(*)The amount based on the undiscounted contractual flows is found in  Note 5 – Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 03/23/2009	Chile	UF	665,357	2,486,177	3,151,534	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 06/28/2018	Chile	UF	929,641	-	929,641	Semiannual	2.90
Total							1,594,998	2,486,177	4,081,175

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 – Financial instruments.

(*)The amount based on the undiscounted contractual flows is found in  Note 5 – Risk administration.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Non-current loan and financial obligation

As of December 31, 2019:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	UF	16,327	16,330	28,619	61,276	Monthly	4.87
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	8,685,384	-	-	8,685,384	At maturity	2.90
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	USD	10,445,830	-	-	10,445,830	At maturity	3.64
91,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	39,902,607	-	-	39,902,607	At maturity	4.56
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	1,000,000	-	-	1,000,000	At maturity	4.00
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	3,333,334	3,333,334	1,666,667	8,333,335	Semiannual	3.45
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	4.92
96,981,310-6	Cervecería Kunstmann S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	3.83
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	16,000,000	-	-	16,000,000	At maturity	4.68
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,469,892	4,939,784	-	7,409,676	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	922,478	1,844,956	922,478	3,689,912	Quarterly	5.00
0-E	Milotur S.A.	Uruguay	0-E	Banco Itaú	Uruguay	UI	221,062	-	-	221,062	Monthly	4.80
Total							86,996,914	10,134,404	2,617,764	99,749,082

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 – Financial instruments.

(*)The amount based on the undiscounted contractual flows is found in  Note 5 – Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	182,302	125,892	-	308,194	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	794,931	852,210	15,993,556	17,640,697	Monthly	3.95
Subtotal							977,233	978,102	15,993,556	17,948,891
90,413,000-1	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	202,592	59,089	-	261,681	Monthly	1.48
90,413,000-1	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	838,782	603,084	1,839,685	3,281,551	Monthly	4.73
90,413,000-1	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	2,255,024	1,121,035	1,903,125	5,279,184	Monthly	1.92
90,413,000-1	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	725,207	154,917	44,034	924,158	Monthly	4.56
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	116,255	-	-	116,255	Monthly	62.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	355,915	26,769	-	382,684	Monthly	10.16
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UI	18,855	-	-	18,855	Monthly	5.95
Subtotal leases by IFRS 16 (**)							4,512,630	1,964,894	3,786,844	10,264,368
Total							5,489,863	2,942,996	19,780,400	28,213,259

(*) The amount based on the undiscounted contractual flows is found in  Note 5 – Risk administration.

(**) The interest rates for IFRS 16 correspond to average rates.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 23/03/2009	Chile	UF	10,249,998	10,259,097	28,266,218	48,775,313	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	-	-	85,031,634	85,031,634	Semiannual	2.90
Total							10,249,998	10,259,097	113,297,852	133,806,947

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 – Financial instruments.

(*)The amount based on the undiscounted contractual flows is found in  Note 5 – Risk administration.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

As of December 31, 2018:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	UF	10,049	11,077	43,764	64,890	Monthly	4.87
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	8,059,332	-	-	8,059,332	At maturity	3.38
91,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	39,826,440	-	39,826,440	At maturity	4.56
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	18,000	-	-	18,000	Monthly	6.00
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	22,500	-	-	22,500	Monthly	5.76
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	13,048	-	-	13,048	Monthly	6.12
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	52,210	-	-	52,210	Monthly	5.02
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	27,780	-	-	27,780	Monthly	4.44
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	48,610	-	-	48,610	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	41,300	-	-	41,300	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	51,671	-	-	51,671	Monthly	4.73
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	92,344	-	-	92,344	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	114,800	-	-	114,800	Monthly	5.16
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	4.92
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	400,000	-	-	400,000	At maturity	4.56
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	520,654	-	-	520,654	Monthly	5.02
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	16,000,000	-	16,000,000	At maturity	4.68
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,743,952	1,743,952	3,487,900	6,975,804	Quarterly	5.00
0-E	Milotur S.A.	Uruguay	0-E	Banco Itaú	Uruguay	UI	871,421	-	-	871,421	Monthly	4.80
Total							14,087,671	57,581,469	3,531,664	75,200,804

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 – Financial instruments.

(*)The amount based on the undiscounted contractual flows is found in  Note 5 – Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	747,756	801,372	15,995,307	17,544,435	Monthly	3.95
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	1,727	-	-	1,727	Monthly	17.00
Total							749,483	801,372	15,995,307	17,546,162

(*)The amount based on the undiscounted contractual flows is found in  Note 5 – Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 03/23/2009	Chile	UF	9,976,415	9,984,905	32,519,081	52,480,401	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 06/28/2018	Chile	UF	-	-	82,800,902	82,800,902	Semiannual	2.90
Total							9,976,415	9,984,905	115,319,983	135,281,303

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 - Financial instruments.

(*)The amount based on the undiscounted contractual flows is found in  Note 5 - Risk administration.

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 7 - Financial instruments.

The effective interest rates of bond obligations are as follows:

Bonds Serie H	4.27%
Bonds Serie J	2.89%

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Debts and financial liabilities are stated in several currencies and they accrue fixed and variable interest rates. These obligations classified by currency and interest type (excluding the effect of cross currency interest rate swap agreements) are detailed as follows:

	As of December 31, 2019		As of December 31, 2018
	Fixed Interest Rate	Variable Interest Rate	Fixed Interest Rate	Variable Interest Rate
	ThCh$	ThCh$	ThCh$	ThCh$
US Dollar	35,640,020	7,629,611	17,333,622	8,070,339
Chilean Pesos	86,598,796	-	65,221,552	-
Argentinean Pesos	2,695,345	4,385,390	3,357,467	505,919
Unidades de Fomento (*)	166,400,723	-	167,823,319	-
Euros	368,815	-	-	-
Unidad indexada (**)	958,466	-	1,308,837	-
Boliviano	11,141,396	-	7,014,539	-
Total	303,803,561	12,015,001	262,059,336	8,576,258

(*) The Unidad de Fomento (UF) is a Chilean inflation-indexed, Chilean peso-denominated monetary unit. The UF rate us set daily in advance based on changes in the previous month’s inflation rate.

(**) The unidad Indexada (UI) is an Uruguayan inflation-indexed, Uruguayan peso-denominated monetary unit. The UI rate is set daily in advance based on changes in the previous month’s inflation rate.

The terms and conditions of the main interest accruing obligations as of December 31, 2019, are detailed as follows:

A)      Bank Borrowings

Banco del Estado de Chile - Bank Loans

a)   On July 27, 2012, the subsidiary Compañía Pisquera Chile S.A. (CPCh) signed a bank loan with the Banco del Estado de Chile for a total of ThCh$ 16,000,000, with maturity on July 27, 2017.

      This loan accrues interest at an annual fixed rate of 6.86% and an effective rate of 7.17%. The subsidiary amortized interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

      On July 27, 2017 this loan was renewed for 5 years, with maturity on July 27, 2022.

      This loan accrues interest at an annual fixed rate of 4.68%. The Subsidiary amortized interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

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

      As of December 31, 2019, the Subsidiary was in compliance with the financial covenants and specific requirements of this loan.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

b)   On October 15, 2014, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of UF 380,000, (equivalent to ThCh$ 9,206,290) maturing on October 15, 2019.

      The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

      On October 15, 2019 the subsidiary Viña San Pedro Tarapacá S.A. renegotiated this loan, by an amount of ThCh$ 10,664,833, at a fixed interest rate maturing on April 10, 2020.

c)    On July 15, 2015, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 4,000,000, at a fixed interest rate maturing on July 14, 2020.

The subsidiary amortizes interest and capital monthly until the end of the established term.

d)    On April 13, 2017, Compañía Cervecerías Unidas S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 40,000,000, at a fixed interest rate, maturing on April 13, 2022.

The Company amortizes interest semi-annually, and the capital amortization consists in a single payment at the end of the established term.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios:

a.    Maintain at the end of each semester an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Consolidated Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees issued by the Company and its subsidiaries that are cautioned by real guarantees, except as noted in the contract. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

b.    Maintain a Financial Expense Coverage measured at the end of each semester and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted ORBDA1 and Finance Costs account. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the costs and expenses.

c.    Maintain at the end of each semester, assets free of liens for an amount equal to at least 1.2, defined as the ratio of Total Assets free of lien and Finance Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Finance Debt free of lien are defined as the sum of Bank loan, Bonds payable and Lease obligations contained under Note Other financial liabilities.

d.    Maintain at the end of each semester a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

e.    To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Ltda. and Embotelladoras Chilenas Unidas S.A.

f.     Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectoliters a year.

g.    To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

As of December 31, 2019, the Company was in compliance with the financial covenants required for this loan.

1 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

e)    On July 3, 2017, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of US$ 8,000,000, (ThCh$ 6,277,920) at a fixed interest rate, maturing on July 3, 2018.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On July 3, 2018, this loan was paid.

f)     On April 23, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of US$ 8,000,000, (ThCh$ 6,277,920) at a fixed interest rate, maturing on April 23, 2019.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On April 23, 2019, this loan was paid.

g)    On April 17, 2018, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 1,000,000, at a fixed interest rate, maturing on April 17, 2019.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On April 17, 2019 this loan was paid.

h)    On April 26, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 3,500,000, at a fixed interest rate, maturing on May 25, 2018.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

      On May 25, 2018 the loan was renewed, maturing on July 3, 2018.

On July 3, 2018, this loan was paid.

Banco de Chile – Bank Loans

a)    On July 7, 2016, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 7,271,000, at a fixed interest rate, maturing on July 3, 2017.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

This debt was changed to US$ and a fixed interest rate through a currency CLP-US$ and interest rate swap agreements (Cross Currency Interest Rate Swap). For details of the Company’s hedge strategies see Note 5 – Risk administration and Note 7 – Financial instruments.

On July 3, 2017, this loan was paid.

b)    On April 20, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate, maturing on April 20, 2018.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

      On April 20, 2018, the loan was renewed, maturing on July 19, 2018.

      On July 19, 2018, the loan was renewed, maturing on July 19, 2021.

c)    On August 25, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 400,000, at a fixed interest rate, maturing on August 24, 2018.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

      On August 24, 2018, the loan was renewed, maturing on August 24, 2020.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Scotiabank Chile – Bank Loans

a)    On June 17, 2015, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Chile for a total of US$ 7,871,500, (ThCh$ 6,177,081). It accrues interest at a compound floating rate Libor at 90 days plus a fixed margin, maturing on June 18, 2018.

The subsidiary pays quarterly interest and amortization of capital consists of a single payment at the end of the established term.

The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company’s hedge strategies see Note 5 - Risk administration and Note 7 - Financial instruments.

      On June 18, 2018, this loan was paid.

b)    On June 18, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Chile for a total of US$ 11,600,000, (ThCh$ 9,102,984). It accrues interest at a compound floating rate Libor at 90 days plus a fixed margin, maturing on June 18, 2021.

The subsidiary pays quarterly interest and amortization of capital consists of a single payment at the end of the deadline.

The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company’s hedge strategies see Note 5 – Risk administration and Note 7 – Financial instruments.

c)    On April 20, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 2,000,000, at a fixed interest rate, maturing on April 20, 2017.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

On April 20, 2017 the loan was renewed, maturing on April 22, 2019.

On April 22, 2019, this loan was paid.

d)    On July 3, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Chile for a total of US$ 15,000,000, (ThCh$ 11,771,100) at a fixed interest rate, maturing on July 3, 2019.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On July 3, 2019, this loan was paid.

e)    On May 23, 2019, Sociedad Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Chile for a total of US$ 10,000,000, (ThCh$ 7,847,400) at a fixed interest rate, maturing on May 20, 2020.

      The subsidiary amortizes interest and capital in a single payment at the end of the established term.

f)     On April 17, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 1,000,000 at a fixed interest rate, maturing on April 16, 2021.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

g)    On December 9, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 10,000,000 at a fixed interest rate, maturing on December 9, 2025.

The subsidiary amortizes interest and capital semi-annually with a first payment on June 9, 2020.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Scotiabank Azul Chile (Former Banco BBVA Chile) – Bank Loans

a)   On January 29, 2018, Compañía Cervecerías Unidas S.A. signed a bank loan with Scotiabank Azul Chile for a total of ThCh$ 60,000,000, at a fixed interest rate, maturing on May 29, 2018.

      The Company amortizes interest monthly and capital consists in a single payment at the end of the established term.

      On May 29, 2018, the loan was renewed, maturing on July 27, 2018.

      On July 27, 2018, the loan was renewed, maturing on August 24, 2018.

      On August 24, 2018, this loan was paid.

b)   On July 3, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Azul Chile for a total of ThCh$ 4,500,000, at a fixed interest rate, maturing on December 3, 2018.

      The subsidiary amortizes interest and capital in a single payment at the end of the established term.

      On December 3, 2018, this loan was paid.

Banco Consorcio – Bank Loans

a)   On May 17, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Consorcio for a total of ThCh$ 6,000,000, at a fixed interest rate, maturing on July 3, 2018.

      The subsidiary amortizes interest and capital in a single payment at the end of the established term.

      On July 3, 2018, this loan was paid.

Banco Itaú Corpbanca – Bank Loans

a)    On April 23, 2019, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Itaú Corpbanca for a total of US$ 14,000,000, (ThCh$ 910,986,360) at a fixed interest rate, maturing on April 22, 2022.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

b)    On April 22, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco Itau Corpbanca for a total of ThCh$ 2,000,000 at a fixed interest rate, maturing on April 21, 2021.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

c)    On July 3, 2019, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Itaú Corpbanca for a total of US$ 15,000,000, (ThCh$ 11,771,100) at a fixed interest rate, maturing on July 2, 2020.

      The subsidiary amortizes interest and capital in a single payment at the end of the established term.

d)    On May 10, 2015, the subsidiary Cervecera Guayacán SpA. signed a bank loan with Banco Itaú Corpbanca for a total of UF 3,067, (ThCh$ 86,827) at a fixed interest rate, maturing on May 10, 2030.

      The subsidiary amortizes interest and capital monthly with a first payment on June 10, 2015.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Banco BBVA Francés S.A. – Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

a)    On June 18, 2014, the subsidiary CICSA signed a bank loan with BBVA Bank for a total of 90 million argentinean pesos, maturing on November 18, 2017.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization quarterly.

      On November 18, 2017, this loan was paid.

Banco de la Nación Argentina – Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

a)    On December 28, 2012, CICSA signed a bank loan for a total of 140 million of argentinean pesos, maturing on November 26, 2019, and whose loan is delivered in two stages, where the first was carried out on December 28, 2012, for a total of 56 million argentinean pesos and the second on June 28, 2013, for a total of 84 million of Argentinean pesos.

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

      This loan is guaranteed by CCU S.A., through a Stand By issued by the Banco del Estado de Chile to Banco de la Nación Argentina (see Note 34 - Contingencies and commitments).

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

      On April 4, 2018, this loan was paid.

c)   On May 26, 2017, the subsidiary CICSA signed a bank loan for a total of 60 million of argentinean pesos, maturing on May 22, 2018.

This loan accrues a fixed interest at an annual rate of 20%. The subsidiary amortizes monthly interest and capital amortization consists of a single payment at the end of the established term.

      On May 26, 2018, this loan was paid.

Banco de Galicia y Buenos Aires S.A.; Banco Santander Río S.A. – Syndicated Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The proportional participation of banks lenders is as follows:

(a) Banco de Galicia y Buenos Aires S.A., with 91.66 million argentinean pesos of pro rata participation.

(b)  Banco Santander Río, with 91.66 million argentinean pesos of pro rata participation.

This loan accrues interest at an annual rate fixed of 23% whose payment will make monthly. CICSA amortized capital in 24 consecutive and variable monthly installments once completed the 12-month grace period from the date of signature of the addendum.

This loan obliges the subsidiary to meet specific requirements and financial covenants related to their Consolidated Financial Statements, which according to agreement of the parties are as follows:

a.    Maintain a capability of repayment measure at the end of each quarter less than or equal to 3, calculated as the financial debt over Adjusted ORBDA2. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: Operating result before Interest, Income taxes, Depreciation and Amortization for the period of 12 months immediately prior to the date of calculation.

b.    Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 2.5, calculated as the ratio of Adjusted ORBDA (as defined in paragraph (a)) and Financial Costs account.

c.    Maintain at the end of each quarter an indebtedness ratio not higher than 1.5, defined as the ratio Financial Liabilities over the Equity  meaning the Equity at the time of calculation, as it arises from their Financial Statements and in accordance with generally accepted accounting principles in the Republic of Argentina.

d.    Maintain at the end of each quarter a minimum Equity of 600 million of argentinean pesos.

On September 16, 2019, this loan was paid.

Banco Mercantil Santa Cruz S.A. – Bank loans

a)   On June 26, 2017, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 68,877,500 Bolivian, at a fixed interest rate, maturing on May 1, 2027.

The subsidiary amortizes quarterly interest and and capital amortization begins on September 10, 2019 in a quarterly basis.

b)   On December 18, 2017, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 6,860,000 Bolivian, at a fixed interest rate, maturing on December 13, 2018.

      The subsidiary amortizes interest and capital quarterly.

      On September 14, 2018, the loan was paid.

c)   On May 14, 2018, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 6,860,000 Bolivian, at a fixed interest rate, maturing on May 9, 2019.

      The subsidiary amortizes interest and capital quarterly.

      On September 27, 2018, the loan was paid.

d)   On June 22, 2018, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 6,180,400 Bolivian, at a fixed interest rate, maturing on December 13, 2019.

      The subsidiary amortizes interest and capital quarterly.

2 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

      On September 20, 2018, the loan was paid.

e)    On May 31, 2019, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 34,300,000 bolivians at a fixed interest rate, maturing on April 8, 2029.

The subsidiary Bebidas Bolivianas BBO S.A. pays quarterly interest and capital amortization will begin on August 18, 2021 also quarterly.

Banco Itaú – Bank loans

a)    On February 20, 2018, the subsidiary Milotur S.A. signed a bank loan with Banco Itaú for a total of UI 15,139,864.80 at a fixed interest rate, maturing on February 20, 2021.

The subsidiary amortizes interest monthly and capital will be payed at the end of the established term.

B)      Lease liabilities

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

On February 28, 2018, the Company carries out an amendment to the contract with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., recording a balance debt of UF 608,375, with 3.95% annual interest and maturity on February 5, 2048.

These Consolidated Financial Statements have modifications according the adoption of IFRS 16 (See Note 4 – Accounting changes). As a consequense of the aforementioned the Company has recognized a financial liability, equivalent to the present value of the associated payments to the operational agreements with an amount over than US$ 5,000 (equivalent to ThCh$ 3,743) and a term over than 12 months.

Below is the detail of future payments and the value lease liabilities, whose analysis is within the scope of IFRS 16 (see Note 4 - Accounting changes):

	As of December 31, 2019
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	1,393,064	152,297	1,240,767
3 months to 1 year	4,581,643	965,313	3,616,330
Over 1 year to 3 years	6,652,459	1,162,596	5,489,863
Over 3 years to 5 years	4,049,398	1,106,402	2,942,996
Over 5 years	26,579,745	6,799,345	19,780,400
Total	43,256,309	10,185,953	33,070,356

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

	As of December 31, 2018
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	241,724	151,208	90,516
3 months to 1 year	725,183	449,727	275,456
Over 1 year to 3 years	1,911,683	1,162,200	749,483
Over 3 years to 5 years	1,909,956	1,108,584	801,372
Over 5 years	23,078,634	7,083,327	15,995,307
Total	27,867,180	9,955,046	17,912,134

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

On December 17, 2010, took place the Board of Bondholders Serie E, which decided to modify the issued Contract of those bonds in order to update certain references and adapt it to the new IFRS accounting standards. The amendment of the issued Contract is dated December 21, 2010 and has the repertory No. 35738-2010 in the Notary of Ricardo San Martín Urrejola. Because of these changes, the commitment of the Company is to comply with certain financial ratios that will be calculated only on the Consolidated Financial Statements. These financial ratios and other conditions are as follows:

a.    Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. Total Adjusted Liabilities is defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees granted by the Issuer or its subsidiaries that are cautioned by real guarantees, except as noted in the contract.  Total Adjusted Equity is defined as Total Equity plus Dividends provisioned, according to policy included in the Statement of Changes in Equity.

b.    Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted ORBDA3 and Financial Costs account. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the costs and expenses.

c.    Maintain at the end of each quarter, assets free of liens for an amount equal to at least 1.2, defined as the ratio of Total Assets free of lien and Total Adjusted Liabilities free of lien. Is defined as Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Total Adjusted Liabilities free of lien are defined as Total Liabilities less Dividends provisioned according to policy contained in the Statement of Changes in Equity.

d.    Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy contained in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

e.    To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Viña San Pedro Tarapacá S.A., except in the cases and under the terms established in the agreement.

3 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

f.     To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

g.    Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

h.    Neither sells nor transfer assets from the issuer and its subsidiaries representing over 25% of the assets total of the consolidated financial statements.

On October 8, 2018, the Company redeemed all of the Series E Bonds, before their scheduled maturity, in accordance with the provisions of: the Fifth Clause No. 10 and other applicable terms of the Issuance Contract; General Standard No. 30 of the CMF; and the Securities Market Law. The bonds were redeemed, according to the value of the Unidad de Fomento on the day of the early redemption, at the value equivalent to the unpaid balance of the capital, plus interest accrued and not paid in the period comprised between the day following the expiration date of the last installment of interest paid and the date set for the redemption, amounting to a total of UF 659,199.6 (equivalent to ThCh$ 18,043,633).

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

The current issue was subscribed with Banco Santander Chile as representative of the bond holders and as paying bank, and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.    Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees, debts or obligations of third parties not within the liability and outside the Issuer or its subsidiaries that are cautioned by real guarantees granted by the Issuer or its subsidiaries. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

b.    Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted ORBDA4 and Financial Costs account. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the cost and expenses.

c.    Maintain at the end of each quarter, assets free of liens for an amount equal to, at least, 1.2, defined as the ratio of Total Assets free of lien and Financial Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Financial Debt free of lien is defined as the sum of lines Bank Loans, Bonds payable and Finance lease obligations contained in Note Other financial liabilities of the Consolidated Financial Statements.

d.    Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

4 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

e.    To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A.

f.     Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectoliters a year, except in the cases and under the terms of the contract.

g.    To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

h.    Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

The inflationary risk associated to the interest rate in which this Bond H is exposed, is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company’s hedge strategies see Note 5 – Risk administration and Note 7 - Financial instruments.

As of December 31, 2019, the Company was in compliance with the financial covenants required for this public issue.

Series J Bonds – CCU S.A.

On June 28, 2018, CCU S.A. registered in the Securities Register, under the number 898, the issuance of its Series J Bond, bearer and dematerialized, for a total of UF 3 million with maturity on August 10, 2043. The Series J bonds will accrue on the unpaid capital expressed in Unidades de Fomento, an annual interest of 2.9%, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.4396% semi-annual. Interest will accrue as of August 10, 2018, will be paid semiannually as of February 10, 2019 and the capital will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as the representative of the bond holders and the payer bank and requires the Company to comply with the following financial indicators with respect to its Interim Consolidated Financial Statements and other specific requirements:

a.    Maintain at the end of each quarter a level of consolidated net financial debt, reflected in each of its quarterly Consolidated Financial Statements, not greater than 1.5 times, defined as the ratio between Net Financial Debt and Total Adjusted Equity. The Net Financial Debt is defined as the difference between / x / the unpaid amount of the "Financial Debt", that is, the sum of the accounts, current and non-current, Bank loans, Obligations with the public and Obligations for financial leases , contained in the Note Other financial liabilities, and / and / the balance of the item Cash and cash equivalents. Total Adjusted Equity, which is defined as the sum of / x / Total Equity and / and / the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts related to the provision of dividends, contained in the Consolidated Statement of Changes in the Issuer's Equity.

b.    The Issuer must maintain a consolidated financial expense coverage of not less than three times, defined as the ratio between ORBDA and Financial Expenses. ORBDA5 is the sum of the accounts Gross margin and Other income per function, minus the accounts Distribution expenses, Administrative expenses and Other expenses per function and plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of twelve consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.    Maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of / i / the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and / ii / the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.    Maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: / a / Assets Free of Liens is the difference between / i / the Total Assets account in the Consolidated Statement of Financial Position, and / ii / the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and / b / Financial Debt is defined in the Issuance Contract.

5 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

e.    Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: / a / Cervecera CCU Chile Limitada and / b / Embotelladoras Chilenas Unidas S.A.

f.     Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and / or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary to maintain in Chile, directly and / or through one or more Subsidiaries, a nominal installed capacity for the production, without distinction of Beers and / or non-alcoholic Beverages and / or Nectars and / or Mineral and / or Packaged Waters, hereinafter the "Essential Businesses" ", Equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.    To maintain, directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.    Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in the contract.

As of December 31, 2019, the Company was in compliance with the financial covenants required for this public issue.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

D) Reconciliation of liabilities arising from financing activities

	As of December 31, 2018	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Others	As of December 31, 2019
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	38,160,178	(24,502,019)	(12,402,773)	25,347,785	12,639,856	(446,694)	3,651,105	42,447,438
Bond payable	4,081,175	(2,547,487)	(4,734,806)	-	4,758,356	66,887	5,120,614	6,744,739
Lease liabilities (1)	365,972	(6,416,902)	(727,334)	-	1,334,118	1,420,466	8,880,777	4,857,097
Total others financial liabilities current	42,607,325	(33,466,408)	(17,864,913)	25,347,785	18,732,330	1,040,659	17,652,496	54,049,274
Non-current
Bank borrowings	75,200,804	-	-	25,641,701	-	2,557,682	(3,651,105)	99,749,082
Bond payable	135,281,303	-	-	-	-	3,646,258	(5,120,614)	133,806,947
Lease liabilities (1)	17,546,162	-	-	-	-	463,687	10,203,410	28,213,259
Total others financial liabilities non-current	228,028,269	-	-	25,641,701	-	6,667,627	1,431,691	261,769,288
Total Other financial liabilities	270,635,594	(33,466,408)	(17,864,913)	50,989,486	18,732,330	7,708,286	19,084,187	315,818,562

 (1) Includes leases recognized by IFRS 16, See Note 4 - Accounting changes, letter a).

	As of December 31, 2017	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Others	As of December 31, 2018
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	24,623,746	(93,311,712)	(7,329,217)	92,681,410	7,751,402	(2,102,985)	15,847,534	38,160,178
Bond payable	3,306,135	(2,737,203)	(2,911,224)	-	3,882,088	90,527	2,450,852	4,081,175
Financial leases obligations	176,586	(1,071,050)	(1,919)	-	675,796	(56,632)	643,191	365,972
Total others financial liabilities current	28,106,467	(97,119,965)	(10,242,360)	92,681,410	12,309,286	(2,069,090)	18,941,577	42,607,325
Non-current
Bank borrowings	73,886,831	(207,714)	-	8,828,143	-	396,858	(7,703,314)	75,200,804
Bond payable	69,476,612	(16,408,664)	-	82,498,034	-	2,914,363	(3,199,042)	135,281,303
Financial leases obligations	17,638,289	(6,412)	-	-	-	557,476	(643,191)	17,546,162
Total others financial liabilities non-current	161,001,732	(16,622,790)	-	91,326,177	-	3,868,697	(11,545,547)	228,028,269
Total Other financial liabilities	189,108,199	(113,742,755)	(10,242,360)	184,007,587	12,309,286	1,799,607	7,396,030	270,635,594

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

	As of December 31, 2016	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Others	As of December 31, 2017
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	39,079,561	(22,241,073)	(7,146,384)	16,477,169	7,492,719	(3,435,455)	(5,602,791)	24,623,746
Bond payable	3,250,023	-	(3,051,269)	-	3,166,139	52,599	(111,357)	3,306,135
Financial leases obligations	215,950	(1,405,266)	(8,422)	-	1,209,294	948	164,082	176,586
Total others financial liabilities current	42,545,534	(23,646,339)	(10,206,075)	16,477,169	11,868,152	(3,381,908)	(5,550,066)	28,106,467
Non-current
Bank borrowings	29,606,398	(844,687)	-	41,300,000	(306,747)	(1,470,924)	5,602,791	73,886,831
Bond payable	70,836,716	(2,668,458)	-	-	-	1,196,997	111,357	69,476,612
Financial leases obligations	17,500,919	(8,962)	-	-	-	292,593	(146,261)	17,638,289
Total others financial liabilities non-current	117,944,033	(3,522,107)	-	41,300,000	(306,747)	18,666	5,567,887	161,001,732
Total Other financial liabilities	160,489,567	(27,168,446)	(10,206,075)	57,777,169	11,561,405	(3,363,242)	17,821	189,108,199

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 22 Trade and other current payables

Trade and other payables are detailed as follows:

	As of December 31, 2019		As of December 31, 2018
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers	248,608,507	-	247,335,760	-
Notes payable	2,081,089	26,550	3,973,183	12,413
Trade an other current payables	250,689,596	26,550	251,308,943	12,413
Withholdings payable	55,965,962	-	52,071,225	-
Trade accounts payable withholdings	55,965,962	-	52,071,225	-
Total	306,655,558	26,550	303,380,168	12,413

Note 23 Other provisions

Provisions recorded in the consolidated statement of financial position are detailed as follows:

	As of December 31, 2019		As of December 31, 2018
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Litigation	193,764	367,614	405,069	488,562
Others	2,847,166	164,347	-	6,937,197
Total	3,040,930	531,961	405,069	7,425,759

The changes in provisions are detailed as follows:

	Litigation (1)	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2018	1,300,695	289,469	1,590,164
As of December 31, 2018
Incorporated	560,355	6,731,027	7,291,382
Used	(344,749)	-	(344,749)
Released	(102,277)	(11,975)	(114,252)
Conversion effect	(520,393)	(71,324)	(591,717)
Changes	(407,064)	6,647,728	6,240,664
As of December 31, 2018	893,631	6,937,197	7,830,828
As of December 31, 2019
Incorporated	493,097	3,172,465	3,665,562
Used	(461,968)	-	(461,968)
Released	(129,623)	(7,063,046)	(7,192,669)
Conversion effect	(233,759)	(35,103)	(268,862)
Changes	(332,253)	(3,925,684)	(4,257,937)
As of December 31, 2019	561,378	3,011,513	3,572,891

(1)     See Note 34 – Contingencies and commitments.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The maturities of provisions at December 31, 2019, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	193,764	2,847,166	3,040,930
Between two and five years	238,429	164,347	402,776
Over five years	129,185	-	129,185
Total	561,378	3,011,513	3,572,891

The maturities of provisions at December 31, 2018, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	405,069	-	405,069
Between two and five years	314,784	6,937,197	7,251,981
Over five years	173,778	-	173,778
Total	893,631	6,937,197	7,830,828

The provisions for Litigation and Other - current and non-current correspond to estimates made by the Administration, intended to cover eventual effects that may derive from the resolution of trials/claims or uncertainties to which the Company is exposed. Such trails/claims or uncertainties derive from transactions that are part of the normal course of CCU's business and the countries where it operates and whose details and scopes are not fully public knowledge, so that its detailed exposition could affect the interests of the Company and the progress of the resolution of these, according to the legal reserves of each administrative and judicial procedure. Therefore, based on the provisions of IAS 37 "Provisions, contingent liabilities and contingent assets", paragraph 92, although the amounts provisioned in relation to these trials/claims or uncertainties are indicated, no further detail of the same at the closing of these Financial Statements.

Significant litigation proceedings which the Company is exposed to at a consolidated level are detailed in Note 34 - Contingencies and commitments.

Management believes that based on the development of such proceedings to date, the provisions established on a case by case basis are adequate to cover the possible adverse effects that could arise from these proceedings.

Note 24 Income taxes

Current tax assets

Taxes receivables are detailed as follows:

	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Refundable tax previous year	5,484,216	11,884,421
Taxes under claim (1)	-	968,195
Argentinean tax credits	1,140,073	440,172
Monthly provisions	8,136,478	3,686,905
Payment of absorbed profit provision	4,830	-
Other credits	366,693	322,736
Total	15,132,290	17,302,429

(1)   This item includes claims for refund of first category taxes (Provisional payment of absorbed profit) for an amount of ThCh$ 968,195  as of December 31, 2018, that was presented in April 2014 from the commercial year 2013, which was recovered the second quarter of 2019.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Current tax assets non-current

Taxes receivables are detailed as follows:

	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Taxes under claim (1)	-	1,173,281
Others (2)	2,305,129	97,660
Total	2,305,129	1,270,941

(1)   This item includes claims for refund of first category taxes (Provisional payment of absorbed profit) that was presented in April 2010 from the commercial year 2009.

(2)   Corresponds to the minimum presumed income tax of Argentine subsidiaries, whose recovery period is estimated to be more than one year.

Current tax liabilities

Taxes payable are detailed as follows:

	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Chilean Tax income (expense)	12,928,404	71,587,790
Monthly provisional payments	6,133,335	3,946,196
Chilean direct taxes	165,936	101,474
Other	1,276,699	249,989
Total	20,504,374	75,885,449

Tax expense

The income tax and deferred tax expense for the years ended as of December 31, 2019, 2018 and 2017, are detailed as follows:

	For the years ended as of December 31,
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Income as per deferred tax related to the origin and reversal of temporary differences	(8,160,347)	9,930,675	(500,800)
Prior year adjustments	(1,390,633)	484,985	569,212
Effect of change in tax rates	-	23,903	(50,071)
Tax benefits (loss)	11,804,310	(1,795,446)	611,282
Total deferred tax expense	2,253,330	8,644,117	629,623
Current tax expense	(43,516,068)	(144,929,220)	(47,841,130)
Prior period adjustments	1,286,824	158,286	(1,154,469)
Total expenses (income) for current taxes	(42,229,244)	(144,770,934)	(48,995,599)
(Loss) Income from income tax	(39,975,914)	(136,126,817)	(48,365,976)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Deferred taxes related to items charged or credited directly to the Consolidated Statement of Comprehensive Income are detailed as follows:

	For the years ended as of December 31,
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Net income from cash flow hedge	93,416	(16,196)	728
Actuarial gains and losses deriving from defined benefit plans	1,097,001	408,928	(73,169)
Charge to equity	1,190,417	392,732	(72,441)

Effective Rate

The Company’s income tax expense as of December 31, 2019, 2018 and 2017 represents 21.54%, 29.71% and 24.62%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the years ended as of December 31,
	2019		2018		2017
	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %
Income before taxes	185,621,574		458,211,348		196,474,395
Income tax using the statutory rate	(50,117,825)	27.00	(123,717,064)	27.00	(50,100,971)	25.50
Adjustments to reach the effective rate
Tax effect of permanent differences, net	9,105,693	(4.91)	(14,596,485)	3.19	4,071,180	(2.07)
Effect of change in tax rate	-	-	23,903	(0.01)	(50,071)	0.03
Effect of tax rates in Argentina and Uruguay	1,140,027	(0.61)	1,519,558	(0.33)	(1,700,857)	0.86
Prior year adjustments	(103,809)	0.06	643,271	(0.14)	(585,257)	0.30
Income tax, as reported	(39,975,914)	21.54	(136,126,817)	29.71	(48,365,976)	24.62

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Deferred taxes

Deferred tax assets and liabilities included in the Consolidated Financial Statements are detailed as follows:

	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Deferred taxes assets
Accounts receivable impairment provision	1,216,921	1,406,961
Other non-tax expenses	7,984,991	8,825,378
Benefits to staff	3,785,361	3,468,874
Inventory impairment provision	283,440	352,183
Severance indemnity	8,649,423	6,829,816
Inventory valuation	2,311,192	2,143,768
Intangibles	294,209	241,802
Other assets	22,334,415	14,883,181
Tax loss carryforwards	14,888,509	3,782,552
Subtotal by deferred tax assets	61,748,461	41,934,515
Deferred tax liabilities offset	(7,219,813)	(4,243,427)
Total assets from deferred taxes	54,528,648	37,691,088

Deferred taxes liabilities
Property, plant and equipment depreciation	74,003,316	51,471,109
Agricultural operation expenses	6,123,595	7,150,018
Manufacturing indirect activation costs	5,786,780	5,743,496
Intangibles	17,505,666	16,614,440
Land	25,775,281	25,408,185
Other liabilities	9,607,733	6,356,350
Subtotal by deferred tax liabilities	138,802,371	112,743,598
Deferred tax assets offset	(7,219,813)	(4,243,427)
Total liabilities from deferred taxes	131,582,558	108,500,171
Total	(77,053,910)	(70,809,083)

No deferred taxes have been recorded for temporary differences between the taxes and accounting value generated by investments in subsidiaries; consequently deferred tax is not recognized for the translation adjustments or investments in joint ventures and associates.

In accordance with current tax laws in Chile, tax losses do not expire and can be applied indefinitely. Argentina, Uruguay and Paraguay tax losses expire after 5 years and Bolivia tax losses expire after 3 years.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Changes in deferred tax assets are detailed as follows:

Analysis of the deferred tax movement during the year	ThCh$
As of January 1, 2018	(53,998,782)
Deferred taxes related to credited items (charged) directly to equity (1)	(23,732,154)
Deferred taxes from tax loss carry forwards absorption	8,644,117
Conversion effect	(1,036,695)
Deferred taxes against equity	408,928
Deferred taxes from business combinations	(805,010)
Other deferred movements taxes	(289,487)
Changes	(16,810,301)
As of December 31, 2018	(70,809,083)

As of January 1, 2019
Deferred taxes related to credited items (charged) directly to equity	(9,909,958)
Deferred taxes from tax loss carry forwards absorption	2,253,330
Conversion effect	2,461,738
Deferred taxes against equity	1,097,001
Deferred taxes from business combinations	(2,146,938)
Changes	(6,244,827)
As of December 31, 2019	(77,053,910)

(1) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies.

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

Additionally, in Argentina a Tax Reform No. 27,430 was approved by the government, which, amongst other measures, increases the excise tax on several beverages, including beer from 8% to 14% on the producer price, that applies as of March 1st, 2018, and also gradually reduces for the reporting year 2018 the corporate income tax rate from 35% to 25% (30% for the year 2018 and 2019, and 25% as the year 2020). The effects as of December 31st, 2017 were recognized, without affecting significantly the Consolidated Financial Statements. Additionally, on earnings distributed as dividends a retention will apply that will gradually increase from 0% to 13% (7% for the year 2018 and 2019, and 13% as the year 2020), applicable as of the reporting results 2018.

This law also provides an option to revalue fixed assets excluding vehicles, on their values as of December 31, 2017, and it must be applied to all assets that belong to the same category. This revaluation can then be deducted as depreciation or as a tax cost when the good is sold. In the case of annual recurring depreciation, the remaining useful life of the assets to be re-evaluated can never be less than 5 years. In the case of sale in the first two years, the value of the revaluation to be considered is reduced by 60% (first year) or 30% (second year). These revalued assets will also be updated by inflation beginning from January 2018. In order to qualify for this benefit, a special tax must be paid on the revaluation value for December 31, 2017, with a rate ranging from 8% to 10%, depending on the category to which the revalued asset belongs. The Company has decided to use this option. As a result of the above, the Company has determined to record, in these Consolidated Financial Statements, a Net gain equivalent to ThCh$ 6,821,753.

On December 21, 2019, the law N° 27,541 called the Law of Social Solidarity and Productive Reactivation in the Public Emergency" which modifies some articles of law N° 27,430 was postponed. This change mainly postpones one more year (for the year 2020) the increase of the income tax rate of 30% and the withholding tax rate on dividends of 7%, setting up the income tax rate in 25% and the withholding tax rate in 13% on dividends.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

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
▪

Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labor relationship, be it by voluntary resignation or death of personnel hired.

The cost of such benefits is charged against income, in the “Personnel Expense” item.

As of December 31, 2019 and 2018, the total staff benefits recorded in the Consolidated Statement of Financial Position is detailed as follows:

Employees’ Benefits	As of December 31, 2019		As of December 31, 2018
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Short term benefits	27,356,205	-	31,600,044	-
Employment termination benefits	-	33,571,138	194,119	26,901,088
Total	27,356,205	33,571,138	31,794,163	26,901,088

Short - term benefits

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation. Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

The total short-term benefits recorded in the Consolidated Statement of Financial Position are detailed as follows:

Short-Term Employees’ Benefits	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Vacation	11,500,170	10,518,298
Bonus and compensation	15,856,035	21,081,746
Total	27,356,205	31,600,044

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

The discount rate in Chile was 4,50% (5,69% in 2018) and in Argentina 49,14% (34,62% in 2018).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The obligation recorded for severance indemnity is detailed as follows:

Severance Indemnity	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Current	-	194,119
Non-current	33,571,138	26,901,088
Total	33,571,138	27,095,207

The change in the severance indemnity is detailed as follows:

Severance Indemnity	ThCh$
Balance as of January 1, 2018	23,699,115
Current cost of service	2,154,071
Interest cost	1,742,273
Actuarial (Gain) losses	1,322,754
Paid-up benefits	(1,640,831)
Past service cost	306,746
Business combinations (1)	776,718
Conversion effect	(1,281,341)
Others	15,702
Changes	3,396,092
As of December 31, 2018	27,095,207
Current cost of service	2,457,762
Interest cost	1,750,514
Actuarial (Gain) losses	4,086,158
Paid-up benefits	(1,773,734)
Past service cost	930,906
Conversion effect	(787,975)
Others	(187,700)
Changes	6,475,931
As of December 31, 2019	33,571,138

(1)   See Note 15 – Business combinations, letter a).

The figures recorded in the Consolidated Statement of Income, are detailed as follows:

Expense recognized for severance indemnity	For the years ended as of December 31,
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Current cost of service	2,457,762	2,154,071	1,942,099
Past service cost	930,906	306,746	604,337
Non-provided paid benefits	3,959,881	6,547,694	6,023,869
Other	70,747	175,005	269,377
Total expense recognized in Consolidated Statement of Income	7,419,296	9,183,516	8,839,682

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Actuarial Assumptions

As mentioned in Note 2 - Summary of significant accounting policies, 2.20, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation are detailed as follows:

Actuarial Assumptions			Chile		Argentina
			As of December 31, 2019	As of December 31, 2018	As of December 31, 2019	As of December 31, 2018
Mortality table			RV_2014	RV-2014	Gam,83	Gam,83
Annual interest rate			4,50%	5,69%	49,14%	34,62%
Voluntary employee turnover rate			1,9%	1,9%	"ESA 77 Adjusted" - 50%	"ESA 77 Adjusted" - 50%
Company’s needs rotation rate			5,3%	5,3%	"ESA 77 Adjusted" -50%	"ESA 77 Adjusted" - 50%
Salary increase (*)			3,7%	3,7%	45,11%	28,27%
Estimated retirement age for (*)	Officers		60	60	60	60
	Other	Male	65	65	65	65
		Female	60	60	60	60

(*) Average of the Company.

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1 percent on the discount rate:

Sensitivity Analysis	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	2,126,263	1,623,794
1% decrease in the Discount Rate (Loss)	(2,479,498)	(1,880,258)

Personnel expense

The amounts recorded in the Consolidated Statement of Income are detailed as follows:

Personal expense	For the years ended as of December 31,
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Salaries	168,117,881	159,246,822	151,944,702
Employees’ short-term benefits	27,469,694	31,528,110	27,588,955
Total expenses for short-term employee benefits	195,587,575	190,774,932	179,533,657
Employments termination benefits	7,419,296	9,183,516	8,839,682
Other staff expense	34,115,503	32,183,184	32,485,170
Total (1)	237,122,374	232,141,632	220,858,509

(1) See Note 29 – Natures of cost and expense.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 26 Other non-financial liabilities

The total Other non-financial liabilities are detailed as follows:

	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Parent dividend provisioned by the board (1)	-	51,730,402
Parent dividend provisioned according to policy	37,358,131	101,714,994
Outstanding parent dividends	948,439	684,158
Subsidiaries dividends according to policy	8,416,207	7,502,145
Total dividends payable	46,722,777	161,631,699
Income received in advance (2)	1,312,595	2,497,811
Others	324,395	426,030
Total	48,359,767	164,555,540
Current	48,359,767	164,555,540
Total	48,359,767	164,555,540

(1)   See Note 1 – Common Shareholders’ Equity, dividends.

(2)   See Note 1 – General information, letter C).

Note 27 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of December 31, 2019, December 31, 2018 and December 31, 2017, the Company’s capital shows a balance of ThCh$ 562,693,346, divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Depositary Shares), with an equivalence of two shares per ADS (See Note 1 - General information).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as of December 31, 2019 and 2018 and 2017.

Capital Management

The main purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

Earnings per share

The basic earnings per share is calculated as the ratio between the net income (loss) for the period attributable to equity holders of the parent and the weighted average number of valid outstanding shares during such term.

The diluted earnings per share is calculated as the ratio between the net income (loss) for the period attributable to equity holders of the parent and the weighted average additional common shares that would have been outstanding if it had become all ordinary potential dilutive shares.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The information used for the calculation of the earnings as per each basic and diluted share is as follows:

Earnings per share	For the years ended as of December 31,
	2019	2018	2017
Equity holders of the controlling company (ThCh$)	130,141,692	306,890,792	129,607,353
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Basic earnings per share (in Chilean pesos)	352.21	830.55	350.76
Equity holders of the controlling company (ThCh$)	130,141,692	306,890,792	129,607,353
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Diluted earnings per share (in Chilean pesos)	352.21	830.55	350.76

As of December 31, 2019, 2018 and 2017, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net income

In accordance with Circular No 1945 from the CMF on November 4, 2009, the Board of Directors agreed that the net distributable income for the year 2009 will be that reflected in the financial statements attributable to equity holders of the parents, without adjusting it. The above agreement remains in effect for the year ended December 31, 2019.

Dividends

The Company’s dividends policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of December 31, 2019, 2018 and 2017, the Company has distributed the following dividends:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share ($)	Related to FY
252	01-06-2017	Interim	66,0000	2016
253	04-26-2017	Final	110,32236	2016
254	01-05-2018	Interim	70,0000	2017
255	04-26-2018	Final	108,88833	2017
256	01-04-2019	Interim	140,0000	2018
257	04-29-2019	Final	358,33030	2018
258	12-26-2019	Interim	75,0000	2019

On December 6, 2017, at the Board  Director Meeting it was agreed to pay the interim Dividend No. 254, amounting to ThCh$ 25,865,201 corresponding to Ch$ 70 per share. This dividend was paid on January 5, 2018.

On April 11, 2018, at the Shareholders’ Meeting it was agreed to pay the final Dividend No. 255, amounting to ThCh$ 40,234,551 corresponding to the 31.04% of Net income attributable to Equity holders of the parent, equivalent to Ch$ 108.88833 per share. This dividend was paid on April 26, 2018.

On December 5, 2018, at the Ordinary Board Director Meeting it was agreed to pay the interim Dividend No. 256, amounting to ThCh$ 51,730,402 corresponding to Ch$ 140 per share. This dividend was paid on January 4, 2019.

In the Ordinary Shareholders’ Meeting of Compañía Cervecerías Unidas S.A., on April 17, 2019, it was agreed, with charge to the profits of the year 2018, the distribution of a final Dividend No. 257 of Ch$ 358.33030 per share, increasing the amount total to distribute to ThCh$ 132,404,074. This dividend was paid as of April 29, 2019.

On December 4, 2019, at the Ordinary Board Director Meeting it was agreed to pay the interim Dividend No. 258, amounting to ThCh$ 27,712,715 corresponding to Ch$ 75 per share. This dividend was paid on December 26, 2019.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Consolidated Statement of Comprehensive Income

Comprehensive income and expenses are detailed as follows:

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	345,986	(93,416)	252,570
Gains (losses) on exchange differences on translation (1)	17,077,670	-	17,077,670
Reserve of Actuarial gains and losses on defined benefit plans	(4,127,305)	1,107,699	(3,019,606)
Total comprehensive income As of December 31, 2019	13,296,351	1,014,283	14,310,634

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	63,008	(16,196)	46,812
Gains (losses) on exchange differences on translation (1)	37,990,079	-	37,990,079
Reserve of Actuarial gains and losses on defined benefit plans	(1,263,781)	339,533	(924,248)
Total comprehensive income As of December 31, 2018	36,789,306	323,337	37,112,643

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	(5,661)	728	(4,933)
Conversion differences of subsidiaries abroad (1)	(34,786,480)	-	(34,786,480)
Reserve of Actuarial gains and losses on defined benefit plans	19,669	(47,228)	(27,559)
Total comprehensive income As of December 31, 2017	(34,772,472)	(46,500)	(34,818,972)

(1)   These concepts will be reclassified to the Statement of Income when it’s settled.

Reserves affecting other comprehensive incomes

The movement of comprehensive income and expense is detailed as follows:

a)    As of December 31, 2019:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves
	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(70,932,096)	345,986	(4,127,305)	(74,713,415)
Deferred taxes	-	(93,416)	1,107,699	1,014,283
Inflation adjustment of subsidiaries in Argentina	88,009,766	-	-	88,009,766
Total changes in equity	17,077,670	252,570	(3,019,606)	14,310,634
Equity holders of the parent	16,122,893	249,503	(2,887,580)	13,484,816
Non-controlling interests	954,777	3,067	(132,026)	825,818
Total changes in equity	17,077,670	252,570	(3,019,606)	14,310,634

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

b)    As of December 31, 2018:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves
	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(55,755,054)	63,008	(1,263,781)	(56,955,827)
Deferred taxes	-	(16,196)	339,533	323,337
Inflation adjustment of subsidiaries in Argentina	93,745,133	-	-	93,745,133
Total changes in equity	37,990,079	46,812	(924,248)	37,112,643
Equity holders of the parent	35,487,433	51,944	(882,063)	34,657,314
Non-controlling interests	2,502,646	(5,132)	(42,185)	2,455,329
Total changes in equity	37,990,079	46,812	(924,248)	37,112,643

c)    As of December 31, 2017:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves
	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(34,786,480)	(5,661)	19,669	(34,772,472)
Deferred taxes	-	728	(47,228)	(46,500)
Total changes in equity	(34,786,480)	(4,933)	(27,559)	(34,818,972)
Equity holders of the parent	(32,982,829)	(10,837)	(32,794)	(33,026,460)
Non-controlling interests	(1,803,651)	5,904	5,235	(1,792,512)
Total changes in equity	(34,786,480)	(4,933)	(27,559)	(34,818,972)

Other Reserves

The reserves that are a part of the Company’s equity are as follows:

Currency Translation Reserves: This reserve originated from the translation of foreign subsidiaries’ and joint ventures financial statements which functional currency is different from the presentation currency of the Consolidated Financial Statements and inflation adjustment of subsidiaries in Argentina. As of December 31, 2019, 2018 and 2017, it amounts to a negative reserve of ThCh$ 101,931,435 ThCh$ 118,054,328 and ThCh$ 153,541,761, respectively.

Hedge reserve: This reserve originated from the hedge accounting application of financial liabilities. The reserve is reversed at the end of the hedge agreement, or when the transaction ceases qualifying hedge accounting, whichever is first. The reserve effects are transferred to income. As of December 31, 2019, 2018 and 2017, it amounts to a positive reserve of ThCh$ 329,691, ThCh$ 80,188 and ThCh$ 28,244  respectively, net of deferred taxes.

Actuarial gains and losses on defined benefit plans reserves: As of December 31, 2019, 2018 and 2017 the amount recorded is a negative reserve of ThCh$  7,728,154, ThCh$ 4,840,574 and ThCh$ 3,958,511, respectively, net of deferred taxes.

Other reserves: As of December 31, 2019, 2018 and 2017 the amount is a negative reserve of ThCh$ 28,172,631, ThCh$ 28,233,512 and ThCh$ 20,603,251, respectively. Such reserves relate mainly to the following concepts:

-	Adjustment due to re-assessment of fixed assets carried out in 1979 (increased for ThCh$ 4,087,396).
-	Price level restatement of paid-up capital registered as of December 31, 2008, according to CMF Circular Letter Nª456 (decreased for ThCh$ 17,615,333).
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (decreased for ThCh$ 9,779,475).
-	Difference in purchase of shares of the subsidiary Manantial S.A. made during year 2016 (decreased for ThCh$ 7,801,153).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

-

Difference in purchase of shares of the Alimentos Nutrabien S.A. made during year 2016 (decreased for ThCh$ 5,426,209). On December 17, 2018 Food's and subsidiary CCU Inversiones S.A. sold their participation over Alimentos Nutrabien S.A. The aforementioned effect was accounted in result of the period.

-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2018 and 2017 (decreased for ThCh$ 13,054,114 and ThCh$ 2,075,441, respectively).

Note 28 Non-controlling Interests

Non-controlling Interests are detailed as follows:

a.    Equity

Equity	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	40,970,994	39,007,270
Bebidas del Paraguay S.A.	18,930,090	18,803,673
Aguas CCU-Nestlé Chile S.A.	26,718,238	24,118,966
Cervecería Kunstmann S.A.	7,221,111	8,118,212
Compañía Pisquera de Chile S.A.	5,368,951	5,109,395
Saenz Briones & Cía. S.A.I.C.	1,164,303	1,179,410
Distribuidora del Paraguay S.A.	4,777,051	4,445,452
Bebidas Bolivianas BBO S.A. (1)	8,579,344	7,075,032
Other	1,142,971	1,131,825
Total	114,873,053	108,989,235

(1)   See Note 15 – Business combinations, letter a).

b.    Result

	For the years ended as of December 31,
Result	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	7,590,887	7,587,140	7,814,358
Viña San Pedro Tarapacá S.A.	3,775,811	2,520,768	6,223,423
Cervecería Kunstmann S.A.	3,111,069	2,772,074	1,979,976
Compañía Pisquera de Chile S.A.	1,283,694	1,154,401	954,046
Saenz Briones & Cía. S.A.I.C.	(69,465)	42,787	33,027
Distribuidora del Paraguay S.A.	324,839	1,431,158	906,728
Bebidas del Paraguay S.A.	221,498	210,568	580,406
Bebidas Bolivianas BBO S.A. (1)	(568,189)	(552,816)	-
Other	(166,176)	27,659	9,102
Total	15,503,968	15,193,739	18,501,066

(1)   See Note 15 – Business combinations, letter a).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

c.    The Summarized financial information of non controlling interest is detailed as follows:

	As of December 31, 2019	As of December 31, 2018

	ThCh$	ThCh$
Assets and Liabilities
Current assets	762,824,893	711,482,809
Non-current assets	922,672,059	829,511,196
Current liabilities	438,802,486	399,409,388
Non-current liabilities	207,501,667	149,602,171

Dividends paid	10,969,709	3,212,105

The main significant Non-controlling interest is represented by Viña San Pedro Tarapacá S.A. with the following balances:

	As of December 31, 2019	As of December 31, 2018

Assets and Liabilities

	ThCh$	ThCh$
Assets and Liabilities
Current assets	161,149,880	156,118,074
Non-current assets	219,742,431	185,841,247
Current liabilities	90,203,962	80,877,682
Non-current liabilities	49,601,667	31,550,148

	For the years ended as of December 31,
Result	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Net sales	212,321,758	206,518,731	204,453,782
Net income of year	22,218,101	14,833,018	17,715,119

Dividends paid by Viña San Pedro Tarapacá S.A. amounted to ThCh$ 7,416,023, ThCh$ 9,070,285 and ThCh$ 13,602,317, for the years ended December 31, 2019, 2018 and 2017, respectively.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 29 Nature of cost and expense

Operational cost and expenses grouped by nature are detailed as follows:

	For the years ended as of December 31,
Costs and expenses by nature	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Direct cost	694,307,741	650,386,343	586,223,676
Personnel expense (1)	237,122,374	232,141,632	220,858,509
Transportation and distribution	245,696,284	243,907,283	235,265,049
Advertising and promotion	117,889,341	118,003,908	129,603,036
Depreciation and amortization	105,020,934	93,289,194	92,199,504
Materials and maintenance	49,356,159	46,610,947	46,172,647
Energy	29,922,632	29,309,465	25,940,847
Leases	12,798,957	17,727,367	15,929,047
Other expenses	122,202,733	111,639,503	117,992,179
Total	1,614,317,155	1,543,015,642	1,470,184,494

(1)   See Note 25 - Employee benefits.

Note 30 Other incomes by function

Other income by function is detailed as follows:

Other incomes by function	For the years ended as of December 31,
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Sales of fixed assets	5,084,269	2,464,820	1,641,317
Rental income	315,325	266,335	535,555
Sale of glass	934,863	731,111	1,334,123
Claims recovery	82,896	831,230	761,290
Advance term license (1)	-	213,400,487	-
Other (1)	16,167,357	10,761,071	2,445,617
Total	22,584,710	228,455,054	6,717,902

(1)     See brands in Note 1 – General information, letter C). Additionally, it is worth mentioning that the payments they have received from ABI are presented in the Consolidated Statement of Cash Flows, in Operating Activities, under the heading "Other charges for operating activities."

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 31 Other Gains (Losses)

Other gains (losses) items are detailed as follows:

Other gain and (loss)	For the years ended as of December 31,
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Results derivative contracts (1)	4,830,982	5,108,327	(8,010,204)
Marketable securities to fair value	(275,172)	(132,420)	293,413
Bargain purchase gain (2)	3,043,107	-	-
Other	(4,442,118)	(946,280)	-
Total	3,156,799	4,029,627	(7,716,791)

(1)

Under this concept the Company (payment) or received cash flows amounting to ThCh$ 8,184,537 (payment), ThCh$ 7,508,815 (payment) and ThCh$ 11,391,103 received, corresponding to 2019, 2018 and 2017, respectively, and these were recorded in the Consolidated Cash Flow Statement, under Operational activities, in line item Other cash movements.

(2)	Corresponds to the higher value originated by the business combination explained in Note 1 - General information, letter D) number (9).

Note 32 Financial results

The financial results composition is detailed as follows:

Financial results	For the years ended as of December 31,
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Finance income	13,117,641	15,794,456	5,050,952
Finance costs	(27,720,203)	(23,560,662)	(24,166,313)
Foreign currency exchange differences	(9,054,155)	3,299,657	(2,563,019)
Result as per adjustment units	(8,255,001)	742,041	(110,539)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 33 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	196,369,224	319,014,050
CLP	152,203,454	260,844,976
USD	25,497,806	19,026,630
Euros	2,592,865	954,640
ARS	7,473,053	33,207,046
UYU	1,384,395	548,975
PYG	2,763,191	2,495,748
BOB	3,323,553	1,259,765
Others currencies	1,130,907	676,270
Other financial assets	9,815,358	22,745,469
CLP	1,411,002	1,284,308
USD	8,221,686	20,990,836
Euros	171,824	438,369
Others currencies	10,846	31,956
Other non-financial assets	22,395,591	18,861,414
CLP	14,650,054	14,998,511
UF	435,913	282,494
USD	1,320,765	860,506
Euros	4,785	5,078
ARS	5,434,632	2,061,473
UYU	79,070	72,792
PYG	312,473	434,399
BOB	157,899	146,161
Trade and other current receivables	300,013,940	320,702,339
CLP	181,492,816	191,891,137
UF	1,280,465	1,394,916
USD	35,796,040	34,113,849
Euros	9,709,996	10,152,559
ARS	56,518,792	65,748,507
UYU	4,350,677	5,128,068
PYG	7,183,907	8,588,066
BOB	1,919,063	1,340,388
Others currencies	1,762,184	2,344,849
Accounts receivable from related parties	3,278,685	3,048,841
CLP	3,118,442	2,959,696
UF	82,180	79,231
USD	77,375	9,480
PYG	688	434
Inventories	232,434,461	228,062,237
CLP	183,592,686	181,084,437
USD	-	198,068
ARS	34,513,163	34,392,396
UYU	1,826,086	2,403,427
PYG	8,107,700	7,669,975
BOB	4,394,826	2,313,934
Biological assets	9,459,071	8,489,873
CLP	8,568,831	7,914,384
ARS	890,240	575,489
Current tax assets	15,132,290	17,302,429
CLP	8,908,539	13,262,197
ARS	6,029,315	3,922,627
UYU	194,436	117,605
Non-current assets of disposal groups classified as held for sale	383,138	2,780,607
CLP	-	1,884,958
ARS	383,138	895,649
Total current assets	789,281,758	941,007,259

CLP	553,945,824	676,124,604
UF	1,798,558	1,756,641
USD	70,913,672	75,199,369
Euros	12,479,470	11,550,646
ARS	111,242,333	140,803,187
UYU	7,834,664	8,270,867
PYG	18,367,959	19,188,622
BOB	9,795,341	5,060,248
Others currencies	2,903,937	3,053,075
Total current assets by currencies	789,281,758	941,007,259

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Non-current assets
Other financial assets	4,670,538	3,325,079
UF	4,571,984	3,325,079
Euros	98,554	-
Trade and other non-current receivables	3,224,627	3,363,123
CLP	353,862	88,306
UF	1,962,249	1,283,676
ARS	680,438	1,804,963
PYG	228,078	186,178
Other non-financial assets	7,042,297	5,007,150
CLP	2,887,597	4,278,605
USD	187,185	173,693
ARS	3,953,224	540,495
PYG	14,291	14,357
Accounts receivable from related parties	118,122	190,865
UF	118,122	190,865
Investments accounted for using the equity method	136,098,062	142,017,781
CLP	15,251,038	19,407,798
USD	120,237,275	122,031,829
ARS	609,749	578,154
Intangible assets other than goodwill	125,618,666	118,964,142
CLP	73,452,410	67,739,510
ARS	39,888,291	37,960,927
UYU	2,624,125	2,912,675
PYG	3,686,290	3,848,057
BOB	5,967,550	6,502,973
Goodwill	124,955,438	123,044,901
CLP	77,020,100	76,817,632
ARS	26,020,761	24,871,945
UYU	4,422,841	4,839,916
PYG	5,214,846	5,236,732
BOB	12,276,890	11,278,676
Property, plant and equipment (net)	1,097,534,155	1,021,266,631
CLP	873,378,864	830,151,351
ARS	167,553,390	142,669,147
UYU	15,013,733	14,890,634
PYG	21,686,062	18,030,887
BOB	19,902,106	15,524,612
Investment property	8,313,274	8,715,956
CLP	3,614,497	4,332,690
ARS	4,698,777	4,383,266
Deferred tax assets	54,528,648	37,691,088
CLP	43,093,811	32,989,545
ARS	10,018,983	2,955,530
UYU	273,198	223,831
PYG	47,859	47,456
BOB	1,094,797	1,474,726
Current tax assets non-current	2,305,129	1,270,941
CLP	2,276,104	1,172,749
ARS	29,025	98,192
Total non-current assets	1,564,408,956	1,464,857,657

CLP	1,091,328,283	1,036,978,186
UF	6,652,355	4,799,620
USD	120,424,460	122,205,522
Euros	98,554	-
ARS	253,452,638	215,862,619
UYU	22,333,897	22,867,056
PYG	30,877,426	27,363,667
BOB	39,241,343	34,780,987
Total non-current assets by currencies	1,564,408,956	1,464,857,657

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of December 31, 2019		As of December 31, 2018
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	12,051,690	56,334,038	11,197,060	51,569,886
CLP	2,816,224	27,718,532	1,579,060	19,510,742
UF	1,271,049	8,033,376	1,695,546	13,302,035
USD	594,829	20,040,156	4,509,884	16,667,379
Euros	94,247	92,478	1,153,302	-
ARS	6,887,233	77,247	2,098,712	1,762,947
UI	346,300	372,249	110,633	326,783
BOB	41,808	-	38,735	-
Others currencies	-	-	11,188	-
Trade and other current payables	302,997,598	3,657,960	297,834,912	5,545,256
CLP	174,164,421	1,250,912	177,575,915	1,796,915
USD	44,197,074	1,940,430	43,335,127	2,746,757
Euros	7,212,069	451,610	4,921,252	974,462
ARS	67,565,461	-	63,786,646	612
UYU	2,490,915	-	2,202,163	-
PYG	2,991,595	14,942	2,367,325	26,444
BOB	4,046,335	-	3,302,514	-
Others currencies	329,728	66	343,970	66
Accounts payable to related parties	8,908,578	70,856	6,651,051	285,859
CLP	3,366,289	70,856	4,042,438	-
USD	3,167,473	-	903,988	285,859
Euros	2,172,056	-	1,619,082	-
PYG	11,950	-	11,267	-
BOB	30,565	-	11,879	-
Others currencies	160,245	-	62,397	-
Other current provisions	2,998,462	42,468	271,812	133,257
CLP	2,847,167	42,468	5,380	133,257
ARS	151,295	-	266,432	-
Current tax liabilities	6,759,999	13,744,375	56,895,995	18,989,454
CLP	5,575,556	13,661,546	3,932,875	18,989,454
ARS	882,944	82,829	52,201,867	-
UYU	188,335	-	249,988	-
PYG	113,164	-	511,265	-
Provisions for employee benefits	12,695,440	14,660,765	16,181,182	15,612,981
CLP	6,067,859	14,660,765	5,530,208	15,612,981
ARS	5,703,223	-	9,839,822	-
UYU	393,672	-	383,167	-
PYG	208,769	-	271,167	-
BOB	321,917	-	156,818	-
Other non-financial liabilities	1,311,982	47,047,785	2,479,960	162,075,580
CLP	-	47,047,785	-	162,075,580
USD	1,311,982	-	2,467,789	-
ARS	-	-	12,171	-
Total current liabilities	347,723,749	135,558,247	391,511,972	254,212,273

CLP	194,837,516	104,452,864	192,665,876	218,118,929
UF	1,271,049	8,033,376	1,695,546	13,302,035
USD	49,271,358	21,980,586	51,216,788	19,699,995
Euros	9,478,372	544,088	7,693,636	974,462
ARS	81,190,156	160,076	128,205,650	1,763,559
UYU	3,072,922	-	2,835,318	-
PYG	3,325,478	14,942	3,161,024	26,444
UI	346,300	372,249	110,633	326,783
BOB	4,440,625	-	3,509,946	-
Others currencies	489,973	66	417,555	66
Total current liabilities by currency	347,723,749	135,558,247	391,511,972	254,212,273

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of December 31, 2019			As of December 31, 2018
	More than 1 year until 3 years	More than 3 year until 5 years	Over 5 years	More than 1 year until 3 years	More than 3 year until 5 years	Over 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Other financial liabilities	102,736,775	23,336,497	135,696,016	24,970,597	68,367,746	134,846,954
CLP	64,961,148	3,488,251	1,710,701	3,412,966	55,837,517	43,764
UF	13,498,582	12,374,564	131,223,152	10,724,171	10,786,277	131,315,290
USD	20,325,911	629,853	1,839,685	8,059,332	-	-
Euros	202,592	59,089	-	157,028	-	-
ARS	116,255	-	-	1,727	-	-
UI	239,917	-	-	871,421	-	-
BOB	3,392,370	6,784,740	922,478	1,743,952	1,743,952	3,487,900
Trade and other non-current payables	3,430	-	23,120	5,142	-	7,271
CLP	-	-	23,120	-	-	7,271
BOB	3,430	-	-	5,142	-	-
Other non- current provisions	181,318	221,458	129,185	6,970,327	281,654	173,778
CLP	2,752	-	-	6,750,083	-	-
ARS	44,491	221,458	129,185	81,026	281,654	173,778
UYU	134,075	-	-	139,218	-	-
Deferred tax liabilities	34,461,423	14,884,675	82,236,460	23,241,269	14,084,656	71,174,246
CLP	30,680,639	12,364,153	60,223,544	20,302,096	12,761,025	56,936,976
ARS	3,773,135	2,515,423	18,082,144	2,839,763	1,315,431	10,490,282
UYU	-	-	883,439	46,754	-	897,718
PYG	7,649	5,099	459,957	52,656	8,200	422,346
BOB	-	-	2,587,376	-	-	2,426,924
Provisions employee benefits	1,149,024	-	32,422,114	1,258,674	-	25,642,414
CLP	-	-	29,164,931	-	-	22,959,627
ARS	-	-	3,257,183	-	-	2,682,787
PYG	382,348	-	-	391,302	-	-
BOB	766,676	-	-	867,372	-	-
Total non-current liabilities	138,531,970	38,442,630	250,506,895	56,446,009	82,734,056	231,844,663

CLP	95,644,539	15,852,404	91,122,296	30,465,145	68,598,542	79,947,638
UF	13,498,582	12,374,564	131,223,152	10,724,171	10,786,277	131,315,290
USD	20,325,911	629,853	1,839,685	8,059,332	-	-
Euros	202,592	59,089	-	157,028	-	-
ARS	3,933,881	2,736,881	21,468,512	2,922,516	1,597,085	13,346,847
UYU	134,075	-	883,439	185,972	-	897,718
PYG	389,997	5,099	459,957	443,958	8,200	422,346
UI	239,917	-	-	871,421	-	-
BOB	4,162,476	6,784,740	3,509,854	2,616,466	1,743,952	5,914,824
Total non-current liabilities by currency	138,531,970	38,442,630	250,506,895	56,446,009	82,734,056	231,844,663

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 34 Contingencies and Commitments

Operating lease agreements

The total amount of the Company’s obligations with third parties relating to lease operating and services agreements that cannot be terminated is detailed as follows:

Lease operating and services agreements not to be terminated	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Within 1 year	56.054.644	56.311.446
Between 1 and 5 years	54.935.377	59.404.285
Over 5 years	11.824.929	22.661.389
Total (1)	122.814.950	138.377.120

(1)   In 2019 under this disclosure there are commitments related to service contracts, short-term and low-value lease agreements.

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of December 31, 2019 is detailed as follows:

Purchase and supply agreements	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	238,823,373	15,242,253
Between 1 and 5 years	1,144,214,818	11,727,826
Over 5 years	75,941,390	-
Total	1,458,979,581	26,970,079

Capital investment commitments

As of December 31, 2019, the Company had capital investment commitments related to Property, Plant and Equipment and Intangibles (software) for approximately ThCh$ 44,678,091.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries in Chile, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000 and US$ 15,000 for cases of foreign subsidiaries. Those losses contingencies for which an estimate cannot be made have been also considered.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Trials and claim

Subsidiary	Court	Description	Status	Estimated accrued loss contingency
Comercial CCU S.A.	Court of Appeal.	Debt payment lawsuit.	Opposition to execution is pending.	ThCh$ 42,126
Embotelladoras Chilenas Unidas S.A.	Court of Appeal.	Debt payment lawsuit.	Opposition to execution is pending.	ThCh$ 101,377
Compañía Industrial Cervecera S.A. (CICSA)	Labor Court.	Labor trial.	Evidentiary stage.	US$ 15.000
Compañía Industrial Cervecera S.A. (CICSA)	Commercial Court.	Distributor claim for to the termination of distribution agreement.	Evidentiary stage.	US$ 24.000
Compañía Industrial Cervecera S.A. (CICSA)	Labor Court.	Labor trial.	Evidentiary stage.	US$ 37.000
Compañía Industrial Cervecera S.A. (CICSA)	Labor Court.	Labor trial.	Evidentiary stage.	US$ 33.000
Compañía Industrial Cervecera S.A. (CICSA)	Labor Court.	Labor trial.	Evidentiary stage.	US$ 15.000
Compañía Industrial Cervecera S.A. (CICSA)	Labor Court.	Labor trial.	Evidentiary stage.	US$ 35.000
Compañía Industrial Cervecera S.A. (CICSA)	Tax Court.	Several Tax claims.	Evidentiary stage.	US$ 202.000
Sáenz Briones & Cía. S.A.I.C.	Labor Court.	Labor trial.	Evidentiary stage.	US$ 40.000

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 561,378 and ThCh$ 893,631, as of December 31, 2019 and 2018, respectively (See Note 23 – Other provisions).

Tax processes

At the date of issue of these consolidated financial statements, there is no tax litigation that involves significant passive or taxes in claim different to mentioned in Note 24 – Income Tax.

Guarantees

As of December 31, 2019, CCU and its subsidiaries have not granted direct guarantees as part of their usual financing operations. However, indirect guarantees have been constituted, in the form of stand-by and general security product of financing. The main terms of the indirect guarantees constituted are detailed below:

The joint venture Central Cervecera de Colombia S.A.S. (CCC) maintains financial debt with local banks in Colombia, guaranteed by the subsidiary CCU Inversiones II Ltda. through stand-by letters issued by Scotiabank Chile and they are within the financing policy framework approved by Board of Directors, according to the following detail:

Institution	Amount	Due date
Banco Colpatria	USD 27.200.000	May 27, 2020
Banco Colpatria	USD 4.000.000	June 21, 2020
Banco Colpatria	USD 13.500.000	September 1, 2020

The indirect associate Bodega San Isidro S.R.L. maintains financial debt with local bank in Peru, which is endorsed by the subsidiary Compañía Pisquera de Chile (CPCh) through a stand-by letter issued by the Banco del Estado de Chile, this is within the financing policy approved by the Board, and is detailed as follow:

Institution	Amount	Due date
Banco Crédito de Perú (BCP)	USD 2.600.000	December 26, 2020

Note 35 Subsequent Events

a)	The Consolidated Financial Statements of CCU S.A., have been approved by the Board of Directors on February 26, 2020.
b)	There are no others subsequent events between the closing date and the filing date of these Financial Statements (February 26, 2020) that could significantly affect their interpretation.